Form 20-F
period 2002-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2003-03-25
CIK 312069, 312070

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file numbers:	Barclays PLC 0-13790 Barclays Bank PLC 2-71497-01

Barclays PLC    Barclays Bank PLC
(Exact name of registrants as specified in their charters)

England
(Jurisdictions of incorporation)

54 Lombard Street, London EC3p 4AH
England
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares	New York Stock Exchange*
	American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange
Barclays Bank PLC	Convertible Capital Notes	New York Stock Exchange**
	American Depositary Note Receipts, representing interests in Convertible Capital Notes	New York Stock Exchange

*
Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

**
Not for trading, but only in connection with the registration of American Depositary Note Receipts, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of the close of the period covered by the annual report:

Barclays PLC	25p ordinary shares	6,575,507,329
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,292,860,515

        Indicate by check mark whether the registrants have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days:

Yes ☒        No ☐

        Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17 ☐        Item 18 ☒

        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrants (1) have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐        No ☐

        This document comprises the Annual report on Form 20-F for the year ended December 31, 2002 of Barclays PLC and Barclays Bank PLC (the "2002 Form 20-F"). Reference is made to the Form 20-F cross reference table on page 190 hereof (the "Form 20-F Cross Reference Table"). Only (i) the information in this document that is referenced in the Form 20-F Cross Reference Table, and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-8054, 333-12384 and 333-85646) and the Registration Statement on Form S-8 (File No. 333-12818), which were filed by Barclays Bank PLC, and any other documents, including any documents filed by Barclays PLC or Barclays Bank PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2002 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross Reference Table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

SECTION 1—IMPACT

Directors and officers of Barclays PLC and Barclays Bank PLC	2
Directors' report	5
Corporate governance report	7
Barclays report on remuneration	10
Accountability and Audit	22
Presentation of information	23
Risk management	24
Risk management and control—overview	24
Credit risk management	27
Analysis of loans and advances	29
Analysis of loans and advances—further information	31
Country risk	35
Potential credit risk lendings	36
Provisions for bad and doubtful debts	38
Market risk management	44
Disclosures about certain trading activities including non-exchange traded contracts	47
Derivatives	49
Treasury asset and liability management	51
Management of other risks	55

        Registered No. 48839

        This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended and section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

        The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the US Securities and Exchange Commission (the "SEC"). In addition, the Group's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in the Financial Review and Business Description with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management, and competition are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning.

        By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from those set out in the Group's forward-looking statements. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the SEC.

DIRECTORS AND OFFICERS

DIRECTORS AND OFFICERS OF BARCLAYS PLC AND
BARCLAYS BANK PLC

1      Chairman
Sir Peter Middleton GCB

        Sir Peter Middleton GCB (age 68) was appointed as Chairman at the 1999 AGM. Sir Peter joined the Board in 1991 as Deputy Chairman and Chairman of BZW. This followed a long career in HM Treasury where he was Permanent Secretary from 1983 to 1991. He became Chairman of Barclays Capital following the reorganisation of BZW in 1997. In 1998, he relinquished his executive responsibilities as Deputy Chairman and Chairman of Barclays Capital but remained a non-executive Director. He resumed executive responsibilities when he was appointed Group Chief Executive and reappointed Group Deputy Chairman in 1998. He stepped down as Group Chief Executive following the appointment of Matthew Barrett in 1999. He is Deputy Chairman of United Utilities PLC, Chancellor of Sheffield University, a Director of the International Monetary Conference and a member of the International Advisory Panel of the Monetary Authority of Singapore. He is Chairman of the Board Nominations and Board Risk Committees.

2      Group Chief Executive
Matthew William Barrett

        Matthew William Barrett (age 58) was appointed Group Chief Executive and joined the Board in 1999. He joined Barclays from Bank of Montreal where he was Chairman and Chief Executive Officer. He joined the Bank of Montreal in 1962 and during his career held a variety of senior management positions in different areas within the Bank, including Retail Banking, International Banking and Treasury. He was appointed Chief Operating Officer in 1987, Chief Executive Officer in 1989 and elected Chairman of the Board in 1990. In 1994, he became an Officer of the Order of Canada, the country's highest civilian honour, and in 1995 he was awarded the title of Canada's Outstanding CEO of the Year. He has been a non-executive Director of The Molson Companies Limited since 1992 and is a governor of the London Business School.

3      Group Executive Director
Christopher John Lendrum

        Christopher John Lendrum (age 56) joined the Board in 1998. He joined Barclays Bank in 1969 and assumed his current portfolio of responsibilities (including Group Corporate Social Responsibility, Barclays Africa and South American Corporate Banking) in 2003. He had previously been Chief Executive of Corporate Banking since 1998, prior to which he had held a number of senior positions within the Group. These included Deputy Managing Director of Barclays Banking Division. Regional Director, North London and Executive Vice President, Barclays Bank New York.

4      Group Finance Director
John Silvester Varley

        John Silvester Varley (age 46) joined the Board in 1998 and was appointed Group Finance Director on 9th November 2000. He joined Barclays Merchant Bank in 1982 and was Chief Executive of Retail Financial Services from April 1998 to October 2000, having previously been Chairman of the Asset Management Division since 1995.

Non-executive Directors

5      Deputy Chairman
Sir Brian Garton Jenkins GBE

        Sir Brian Garton Jenkins GBE (age 67) joined the Board in 2000 as a Deputy Chairman on completion of the acquisition of Woolwich plc. He joined the Woolwich's Board as a non-executive Director in 1994 and was appointed Deputy Chairman in 1995. He became Chairman later that year and oversaw the conversion of The Woolwich Building Society to a public limited company in 1997. A former senior partner of Coopers & Lybrand Chartered Accountants, Sir Brian has served as Lord Mayor of London, President of the Institute of Chartered Accountants in England & Wales and the President of the British Computer Society. He is also Chairman of the Charities Aid Foundation. He is a member of the Board Audit, Board Remuneration, Board Nominations and Board Risk Committees.

6      Thomas David Guy Arculus

        Thomas David Guy Arculus (age 56) joined the Board in 1997. He is Chairman of Severn Trent plc, the water and waste group and is also Chairman of the UK Government's Better Regulation Task Force. Other roles include Chairman of Earls Court & Olympia Group Limited and a delegate of Oxford University Press. His previous positions include Chairman of IPC Media and Group Managing Director of EMAP plc. He is a member of the Board Remuneration and Board Nominations Committees.

7      Hilary Mary Cropper CBE

        Hilary Mary Cropper CBE (age 62) joined the Board in 1998. She is Chairman of Xansa PLC, a leading supplier of business enabling technology services. She is a member of the Financial Reporting Council, an external adviser to the Home Civil Service Senior Appointments Selection Committee and a member of the Government's National Employment Panel. She is a member of the Board Risk Committee.

8      Professor Sandra Dawson

        Professor Sandra Dawson (age 56) has been appointed to the Board from 1st March 2003. She is currently KPMG Professor of Management Studies at the University of Cambridge, Director of the Judge Institute of Management and Master of Sidney Sussex College, Cambridge. Professor Dawson has held a range of non-executive posts in other organisations including Rand Europe (UK), the Society for the Advancement of Management Studies, Fleming Claverhouse Investment Trust, and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Body.

9      Sir Nigel Mobbs

        Sir Nigel Mobbs (age 65) joined the Board in 1979. He is Chairman of Slough Estates plc and Bovis Homes Group PLC and a Director of Howard de Walden Estates. He is also Lord-Lieutenant of Buckinghamshire. He is a member of the Board Audit, Board Remuneration and Board Nominations Committees. He will be retiring at the 2003 AGM.

10    Sir Nigel Rudd DL

        Sir Nigel Rudd DL (age 56) joined the Board in 1996. He is non-executive Chairman of Kidde PLC, Pilkington PLC and Pendragon PLC and Deputy Chairman of The Boots Company PLC. He is Chairman of the Board Remuneration Committee and a member of the Board Nominations Committee.

11    Stephen George Russell

        Stephen George Russell (age 57) joined the Board in October 2000 on completion of the acquisition of Woolwich plc. He joined Woolwich plc's board as a non-executive Director in 1998. He was Managing Director of Boots The Chemists Ltd from 1995 and joint Group Managing Director of The Boots Company PLC from 1997 until he became Chief Executive in 2000. He has succeeded Sir Nigel Mobbs as Chairman of the Board Audit Committee and is a member of the Board Risk Committee.

12    Graham Martyn Wallace

        Graham Martyn Wallace (age 54) joined the Board in April 2001. He was appointed Chief Executive of Cable and Wireless plc in February 1999. He joined Cable and Wireless in 1997 as Chief Executive of Cable and Wireless Communications plc and was appointed a Director of Cable and Wireless plc in 1998. Before joining Cable and Wireless, he held a number of Board positions at Granada Group. He is a member of the Board Remuneration and Nominations Committees.

13    Dr Jürgen Zech

        Dr Jürgen Zech (age 63) joined the Board on 30th July 2002. Until 2001, Dr Zech was Chief Executive of Gerling-Konzern, the general insurance arm of Gerling. Before joining Gerling he held a number of executive positions in German insurance companies. The last was as Chief Executive of Cologne, Re, the oldest reinsurance company in the world. He now holds a number of non-executive positions, including being a Director of Misys PLC and Partner, Re Limited. He is a member of the Board Audit Committee.

        Barclays considers that each of its non-executive Directors are independent within the meaning of the Combined Code as they are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. See also page 8.

Group Executive Committee members

		Appointed
Matthew Barrett	Group Chief Executive	1999
Roger Davis	Chief Executive, Business Banking	2003
Bob Diamond	Chief Executive, Barclays Capital	1997
Gary Dibb	Chief Administrative Officer	2000
Gary Hoffman	Chief Executive, Barclaycard	2001
Bob Hunter	Chief Executive, Barclays Private Clients (until 31st March 2003)	1999
Naguib Kheraj	Chief Executive, Barclays Private Clients (from 31st March 2003)	2003
Chris Lendrum	Group Executive Director	1996
Robert Nimmo	Group Risk Director	2002
David Roberts	Chief Executive, Personal Financial Services	2001
John Varley	Group Finance Director	1996
David Weymouth	Chief Information Officer	2000

Other officers

Lawrence Dickinson	Group Secretary	2002
Patrick Gonsalves	Joint Secretary, Barclays Bank PLC	2002
Howard Trust	Group General Counsel	1995

DIRECTORS' REPORT

Profit attributable

        The profit attributable to shareholders for the year amounted to £2,230m, compared with £2,446m in 2001.

Dividends

        The final dividends for the year ended 31st December 2002 of 12p per ordinary share of 25p each and 10p per staff share of £1 each have been approved by the Directors. The final dividends will be paid on 28th April 2003 in respect of the ordinary shares registered at the close of business on 28th February 2003 and in respect of the staff shares so registered on 31st December 2002. With the interim dividend of 6.35p per ordinary share and of 10p per staff share that were paid on 1st October 2002, the total distribution for 2002 is 18.35p (2001: 16.625p) per ordinary share and 20p (2001: 20p) per staff share. The dividends for the year absorb a total of £1,206m (2001: £1,110m).

Dividend Reinvestment Plan

        Ordinary shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The Plan is available to all ordinary shareholders provided that they do not live in, or are subject to the jurisdiction of, any country where their participation in the Plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the Plan and a mandate form should contact The Plan Administrator to Barclays at PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Those wishing to participate for the first time in the Plan should send their completed mandate form to The Plan Administrator so as to be received by 3rd April 2003 for it to be applicable to the payment of the final dividend on 28th April 2003. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share capital

        At the 2002 AGM held on 25th April 2002, a resolution was passed to divide each ordinary share of £1 each (issued and unissued) into four ordinary shares of 25p each.

        During the year, Barclays PLC purchased in the market for cancellation 4.6 million of its ordinary shares of £1 each prior to the subdivision and 101.5 million of its ordinary shares of 25p following the subdivision at a total cost of £546m as part of its programme of returning excess capital to shareholders. These transactions represented some 1.8% of the issued ordinary share capital at 31st December 2002. As at 12th February 2003, the Company has an unexpired authority to repurchase further shares up to a maximum of 957.1 million ordinary shares of 25p.

        In addition, the ordinary share capital was increased by 28.6 million ordinary shares during the year as a result of the exercise of options under the SAYE and Executive Share Option Schemes. At 31st December 2002 the issued ordinary share capital totalled 6,576 million shares.

Substantial shareholdings

        As at 12th February 2003, the Company has not been notified of any major interests in its shares as required by sections 198 to 208 of the Companies Act 1985.

Board membership

        The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical, and is set out on pages 2 and 3. Dr Jürgen Zech was appointed as a non-executive Director on 30th July 2002 and Professor Sandra Dawson has been appointed as a non-executive Director from 1st March 2003. Sir Andrew Large resigned from the Board on 3rd September 2002 and John Stewart has resigned from the Board with effect from 27th February 2003.

Group Secretary

        Howard Trust stepped down as Group Secretary on 19th September 2002. He was succeeded by Lawrence Dickinson.

Retirement and re-election of Directors

        In accordance with its articles of association, one-third (or the nearest whole number below one-third) of the Directors of Barclays PLC are required to retire by rotation at each AGM, together with Directors appointed by the Board since the previous AGM. The retiring Directors may stand for re-election. The Directors retiring by rotation at the 2003 AGM and offering themselves for re-election are Matthew Barrett and Sir Nigel Rudd. Sir Nigel Mobbs will be retiring as a Director at the 2003 AGM. In addition, Dr Jürgen Zech and Professor Sandra Dawson, who were appointed as Directors since the last AGM, will be offering themselves for re-election at the 2003 AGM.

Directors' interests

        Directors' interests in the shares of the Group on 31st December 2002, according to the register maintained under the Companies Act 1985, are shown on page 21. The register is available for inspection during business hours at the Group's Head office and will be available for inspection at the 2003 AGM.

Directors' emoluments and options

        Information on emoluments and share options of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the corporate governance report by the Board on pages 14 to 21 and in notes 57 and 58 to the accounts.

        For US disclosure purposes, the aggregate emoluments of all Directors and officers of Barclays PLC who held office during the year (2002: 25 persons, 2001: 24 persons) for the year ended 31st December 2002 amounted to £30,409,000 (2001: £34,459,000). In addition, the aggregate amount set aside for the year ended 31st December 2002, to provide pension benefits for the Directors and officers amounted to £1,356,000 (2001: £702,000). The aggregate emoluments of all Directors and officers of Barclays Bank PLC who held office during the year (2002: 27 persons, 2001: 25 persons) for the year ended 31st December 2002 amounted to £30,475,000 (2001: £34,562,000). In addition, the aggregate amount set aside by the Bank and its subsidiary undertakings, for the year ended 31st December 2002, to provide pension benefits for the Directors and officers amounted to £1,357,000 (2001: £796,000).

Activities

        Barclays PLC Group is an international financial services group engaged primarily in banking, investment banking and asset management. The Group operates through branches, offices and subsidiaries in the UK and overseas. The activities of the Group are described on pages 60 to 65 and developments in the Group's business during the year and an indication of likely future developments are analysed in the Risk management section on pages 24 to 55 and the Financial review on pages 66 to 92.

Community involvement

        Community support totalled £32.3m (2001: £31.1m).

        Barclays gave £30.0m in support of the community in the UK (2001: £23.9m) and £2.3m was given in international support (2001: £2.2m). UK community support includes £11.1m of charitable donations (2001: £9.6m).

        Barclays is a member of the Percent Club—a group of companies that undertook to ensure that donations to the community in 2002 amounted to at least 1% of their UK pre-tax profit.

        In line with the Group's policy, the Group made no political donations, as defined by the Companies Act 1985, in the UK during 2002.

Employee involvement

        Barclays is committed to ensuring that employees share in the success of the company and have the opportunity to share their views and provide feedback on issues which are important to them.

Equality and diversity

        Barclays is committed to giving full and fair consideration to applications for employment from people with disabilities and to continuing the employment of staff who become disabled and arranging any appropriate training to achieve this. More information can be found in the Corporate Social Responsibility section of the Annual Report.

Creditors' payment policy

        Barclays policy follows the DTI's Better Payment Practice Code, copies of which can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk. The Code states that a company should have a clear, consistent policy, adhered to by the finance and purchasing departments, that payment terms are agreed at the outset and payment procedures explained to suppliers, that bills are settled in accordance with payment terms agreed with suppliers, that complaints are dealt with quickly and that suppliers are advised of disputes. Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, promptly. Normal policy is to pay all small business purchases within 30 days.

        Creditor payment days are carefully monitored in the Group, using the systems which record the actual purchases and payments. Barclays estimates that for all UK supplies to Barclays Bank PLC, average creditor payment days in 2002 were 31 days. Paragraph 12(3) of Schedule 7 to the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group's principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared under Schedule 9 of the Companies Act 1985. The components for the trade creditor calculation are not easily identified in Schedule 9. However, by identifying as closely as possible the components required by the Schedule, the trade creditor payment days for Barclays Bank PLC for 2002 were 28 days (2001: 31 days). This is an arithmetical calculation which includes property rentals and payments, and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

The auditors

        Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP), effective from 1st January 2003, PricewaterhouseCoopers resigned as auditors and the Board appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. PricewaterhouseCoopers LLP have signified their willingness to continue in office and an ordinary resolution, with special notice, re-appointing them as auditors and authorising the Directors to determine their remuneration will be proposed at the 2003 AGM. The Board Audit Committee approves and reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the balance of audit and non-audit fees paid to the auditors.

The annual general meeting

        The AGM will be held at The Queen Elizabeth II Conference Centre on 24th April 2003. The Notice of Annual General Meeting is included in the Annual Review and Summary Financial Statement 2002 sent to shareholders at the same time as this report.

By order of the Board

Lawrence Dickinson
Group Secretary
12th February 2003

CORPORATE GOVERNANCE

Corporate governance report

Chairman's statement

        Corporate governance is the system by which companies are managed and controlled. At Barclays, we place a great deal of importance on robust corporate governance practices and we are committed to applying the highest standards of business integrity and professionalism in all of our activities.

        It has been a year in which corporate governance has been very much in the public eye as a result of the failures of a number of high profile US companies. The reaction to this by the US Government has been swift and far-reaching with the implementation of the Sarbanes-Oxley Act 2002, which affects all companies registered with the US Securities and Exchange Commission, including Barclays.

        During 2002 there has also been a number of reviews conducted in the UK, such as the recently published Higgs report on the role and effectiveness of non-executive Directors, Sir Robert Smith's report on Audit committees and the White Paper on the reform of UK Company Law. We have, as ever, played an active role in contributing to the growing debate in this important area and we strongly believe that the key to effective systems of corporate governance lies in the continued development of codes of best practice, such as the Combined Code, and disclosure, rather than through legislation. The European Commission commented in 2002 that best practice, as reflected in the corporate governance codes of EU member states, should be allowed to develop over time by the business and investment communities, under the influence of market forces. This is a position we support.

        The development of codes of best practice in recent years has improved corporate governance standards in corporate UK. In addition, we continually strive to ensure our own standards are maintained. To assist with that, we have established a formal process for the Board to assess its own effectiveness. As a part of the assessment we conducted in 2002, the Board defined its core role as being accountable to shareholders for the creation and delivery of sustainable shareholder value.

        Under the leadership of the Group Chief Executive, executive management is responsible to the Board for the implementation of the objectives and policies approved by the Board. Meetings of the Board are structured to allow open discussion and to enable non-executive Directors to challenge proposals put forward by the executive. Improvements in the content and format of reports to the Board have also been made to ensure the Board spends its time as effectively as possible.

        Another development during 2002 is a change to the way we reward our non-executive Directors. Since the entire Board is accountable for creating shareholder value, we believe it is important that their reward contains a significant share based element. Consequently, 40% of the basic fee paid to non-executive Directors is now in the form of Barclays shares. Full details of these arrangements can be found on page 13.

        In conclusion, I can assure you that your Board is focused on maintaining the highest standards of corporate governance to protect the interests of our shareholders. We will continue to play an active role in the debate on how to improve governance practices, although our stance continues to be that shareholders' and other stakeholders' best interests are served by greater openness and transparency rather than prescriptive regulation.

        We have this year included a report from the Chairman of the Board Audit Committee on the work done by this committee. Details of the work of the Board Remuneration Committee are given in the report on remuneration on page 10.

Sir Peter Middleton
Chairman

Board structure

        As at 1st March 2003, the Board will consist of the Chairman, who has no executive responsibilities, nine non-executive Directors and three executive Directors, including the Group Chief Executive. Their details appear on pages 2 and 3. The roles of our Chairman and Group Chief Executive are separate with a clear division of responsibilities between them. Responsibility for the evaluation of the Group Chief Executive lies with the Chairman, in consultation with the other members of the Board. Responsibility for the evaluation of the Chairman lies with the Board Remuneration Committee.

        Executive Directors under the leadership of the Group Chief Executive generally have responsibility for making and implementing operational decisions and running the Group's businesses. The non-executive Directors support the skills and experience of the executive Directors, by challenging and testing the strategy and policy put forward by the executive based on their wide knowledge and experience.

        The Board meets regularly and has a formal schedule of matters reserved to it. All Directors have access to the advice of the Group Secretary and independent professional advice is also available to Directors at the Group's expense.

        Following the appointment of new Directors to the Board, a comprehensive induction programme is arranged, including visits to the Group's businesses and meetings with senior management as appropriate, to help them quickly build up an understanding of the working of the Group. Additional training and updates on particular issues are arranged by the Group Secretary as appropriate. For example, during 2002, a seminar was arranged for non-executive Directors covering such matters as market risk, credit risk, non-financial risk and compliance.

        At each AGM, one-third of the Directors retire and offer themselves for re-election. In practice, this means that every Director stands for re-election at least once every three years. Any Directors appointed by the Board since the last AGM must also stand for re-election.

        Our Directors diligently support the work of the Board and its committees. During the year 13 Board meetings were held which included a full day's meeting on the Group's strategy.

Combined Code statement of compliance

        As a company listed on the London Stock Exchange, Barclays follows the United Kingdom Listing Authority's Combined Code—Principles of Good Governance and Code of Best Practice.

        For the year ended 31st December 2002, Barclays complied with the Combined Code save for the formal appointment of a senior independent director. As there is a clear division of responsibilities at the head of the Group between the Chairman and Group Chief Executive and as the Board also has a Deputy Chairman, Sir Brian Jenkins, who is an independent Director, the Board feels that such an appointment is, at present, unnecessary. However, this will be reviewed in light of the recommendations of the Higgs Report.

        The Board has determined that all the non-executive Directors are independent in terms of the UK Combined Code as they are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. There is a strategic alliance between Barclaycard and Xansa, of which Hilary Cropper is Chairman. As a result, Hilary Cropper has not, and will not, participate in discussions of this alliance at the Board. Having considered the matter carefully, the Board has concluded that Hilary Cropper remains independent for Combined Code purposes.

        The Board annually reviews the independence of its non-executive Directors, taking into account developing best practice and regulation as and when it becomes effective.

Board committees

        Specific responsibilities have been delegated to the Board committees. The four principal Board committees are:

Board Audit Committee

Statement from the Chairman of the Board Audit Committee

        The Board Audit Committee plays an important role in reviewing the Group's controls and financial reporting systems. While the Committee's role is becoming increasingly complex following the impact of the US Sarbanes-Oxley Act and other best practice developments during the year, Barclays is fully committed to ensuring the Committee fulfils its duties and responsibilities.

        The Committee is made up entirely of non-executive Directors, all of whom are considered by the Board to be independent. Current members of the Committee are:

Board Audit Committee

Stephen Russell, Chairman
Sir Nigel Mobbs, Chairman during 2002
Sir Brian Jenkins
Dr Jürgen Zech

        During 2002, the Committee met four times, with the Group's senior management, the internal audit team and the external auditors, PricewaterhouseCoopers LLP. I maintained close contact with each of the aforementioned parties to ensured that the meetings of the Committee were as effective as possible. The Committee also met privately with the external auditors after each Committee meeting and at other times, where appropriate. For example, in December, the external auditors briefed the Committee on recent corporate governance developments, including the requirements of the US Sarbanes-Oxley Act and the nature of their reporting to the Committee going forward.

        The Committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes an annual review of the independence of the external auditors and the recommendation to the Board of the level of fees to be paid to the external auditors. The Committee is also responsible for the approval, monitoring and review of the Group's policy in relation to the use of the external auditors for carrying out non-audit work.

        The responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness rests with the Board. The Group Chief Executive and the Group Executive Committee are responsible for the management of risk and the Group Governance and Control Committee is responsible for monitoring the Group's assurance process and the risk governance framework to ensure that it is complete and effective. The Board Audit Committee reviews the effectiveness of risk management standards and reviews reports on control issues of Group level significance.

        The Committee has a pivotal role in reviewing the Group's annual and interim financial statements, including the effectiveness of the Group's disclosure controls and procedures and system of internal control. The remit of the Committee also extends to reviewing the work undertaken by the internal audit team and reports produced by senior management on control issues, reporting its findings to the Board as appropriate.

        The Committee reviews arrangements established by management for compliance with the requirements of relevant regulatory and supervisory bodies. In particular it reviews reports carried out under Section 166 of the Financial Services and Market Act 2000 together with any other matters of significance that arise out of management's meetings with supervisors such as the Financial Services Authority.

        The Committee strives to ensure that it keeps abreast of all material developments in regulation and best practice affecting the work within its remit. The Committee has in place procedures to ensure that it receives regular briefings on such issues as well as training, where appropriate.

        I shall be retiring from the Board at the 2003 AGM and have been succeeded by Stephen Russell as Chairman of the Committee, whose appointment I fully endorse.

Sir Nigel Mobbs
Board Audit Committee Chairman during 2002

Board Remuneration Committee

Sir Nigel Rudd, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs
Graham Wallace

        The Board Remuneration Committee meets at least four times a year to consider matters relating to executive remuneration including remuneration policy for executive Directors, employee benefits and long-term incentive schemes. During the year the Committee has also taken time to consider the new Regulations in respect of the disclosure of Directors' emoluments. The Committee is also responsible for the evaluation of the Chairman of the Board.

Board Nominations Committee

Sir Peter Middleton, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs
Sir Nigel Rudd
Graham Wallace

        The Board Nominations Committee is chaired by the Chairman of the Board, except when the Committee is considering the succession of the Chairman of the Board, in which case the Chairman of the Board Remuneration Committee, Sir Nigel Rudd, also chairs the Board Nominations Committee. The Committee's other members are all non-executive Directors. The Committee considers and makes recommendations to the Board on the composition of the Board, potential new Board appointments and other top executive appointments.

Board Risk Committee

Sir Peter Middleton, Chairman
Hilary Cropper
Sir Brian Jenkins
Stephen Russell
John Varley

        The Board Risk Committee meets at least twice a year to review and recommend to the Board policies and standards for the risk governance and risk management of the Group. An overview of the Group's risk management and control framework can be found on page 24.

        Copies of the terms of reference of the Board committees are available from the Group Secretary.

Relations with shareholders

        Barclays has just over 900,000 institutional and private shareholders (including Barclays Sharestore members) and has adopted a proactive approach to its relationship with them. In the UK, senior executives hold meetings with our key institutional shareholders to discuss strategy, financial performance and investment activities. Throughout Europe and in the US, we arrange road shows about the Group for key investors. In addition, the Chairman meets regularly with investor bodies and investors to discuss corporate governance issues.

        The Group aims to provide a first-class service to its private shareholders. For example, we have introduced Barclays e-view, a service which enables shareholders to receive shareholder documents electronically as soon as they are published and to appoint someone, if they wish, to vote for them at shareholder meetings. It also gives shareholders immediate access to information relating to their personal shareholding and dividend history and provides the necessary forms to change the details held on the share register.

        Our policy is also to make constructive use of the AGM. The chairmen of the Board Audit and Board Remuneration Committees are, whenever possible, present at the AGM and are available to answer shareholders' questions. Normally, all resolutions are voted on by a poll to ensure that the views of all shareholders are reflected.

BARCLAYS REPORT ON REMUNERATION

Statement from the Chairman of the Board Remuneration Committee (the Committee)

        The primary purpose of the Committee is to determine the Group's policy on the remuneration of executive Directors and the specific remuneration packages for each of the executive Directors. The Committee is made up exclusively of non-executive Directors, and executive Directors play no part in determining their own remuneration.

        This Report describes the current components of the Group's remuneration policy and details the remuneration during 2002 of each of the Directors. This will be the first year that the Report will be put to shareholders for approval at the AGM.

        The Committee has continued to apply the three fundamental principles of accountability, transparency and linkage with performance in its deliberations throughout the year and in preparing this Report.

        Barclays emphasis on reward for performance, and alignment with shareholders' interests, is illustrated by the following points:

  •
  Executive Directors' annual cash bonuses for 2002 are significantly lower than in 2001. This recognises that Barclays economic profit(1) performance for 2002, while higher than for 2001, was at the lower end of the target range.

(1)
Economic profit is defined as profit after tax and minority interests plus certain gains (and losses) reported within the statement of total recognised gains and losses where they arise from the Group's business activities and are in respect of transactions with third parties, less a charge for the cost of average shareholders' funds (which includes purchased goodwill).

•
As shown in the table on page 16, the executive Directors have a very substantial personal interest in Barclays shares, through shares they own, and shares and options held in employee share plans on their behalf. As the table illustrates, movements in the Barclays share price have had a major effect on the value of these holdings.

•
The performance conditions set for the Incentive Share Option Plan, as described in the Remuneration Report, are cumulative economic profit performance1, and total shareholder return relative to 11 competitor companies. These are both good measures of the value created for shareholders. The options are granted at market price, and they will only deliver value to the executive Directors if Barclays achieves sustained share price growth.

        The Committee unanimously recommend that you vote in favour of this Report at the AGM.

Sir Nigel Rudd
Board Remuneration Committee Chairman

Board Remuneration Committee members

        The Committee comprises the following non-executive Directors:

Sir Nigel Rudd, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs
Graham Wallace

        Sir Nigel Mobbs is due to retire from the Board at the 2003 AGM.

        The Committee members are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

        The constitution and operation of the Committee comply with the Best Practice Provisions on Directors' Remuneration in the Combined Code of the UK Listing Authority.

Advisers to the Committee

        The Committee has access to executive remuneration consultants to ensure that it receives the best independent advice. The selection of advisers is at the discretion of the Committee Chairman. Advisers are appointed by the Committee for specific pieces of work, as necessary, and are required to disclose any potential conflict of interest to the Committee.

        During 2002, Towers Perrin(2) advised the Committee on the latest market developments in executive compensation. Towers Perrin has also advised the Company on other human resource related issues including advice in the area of employee reward, pensions and employee communication.

(2)
Towers Perrin have given and not withdrawn their written consent to the issue of this document with the inclusion of references to their name in the form and context in which it appears.

        The Chairman of the Board, Group Chief Executive and Group Human Resources Director also advise the Committee, but are not permitted to participate in discussions or decisions relating to their own remuneration. The Human Resources Director is responsible for personnel matters within Barclays, is not a Board Director, and is not appointed by the Committee.

Our remuneration policy

        We are committed to using reward to support a strong performance oriented culture in which excellence is expected at every level in the organisation. Employees can expect outstanding reward for outstanding performance.

        The remuneration policy is:

  •
  To align the interests of employees with those of the shareholders to create value;

  •
  To recognise excellent performance of the Group, business and individual;

  •
  To encourage the right behaviours to achieve excellent performance;

  •
  That reward is to be commercially competitive; and

  •
  That reward is to be transparent, well communicated and easily understood.

        Barclays reward programmes are designed to support and facilitate generation of total shareholder return. The graph below shows the total shareholder return for the FTSE 100 Index and Barclays since 31st December 1997. The FTSE 100 is the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. It shows the value, by the end of 2002, of £100 invested in Barclays on 31st December 1997 compared with the value of £100 invested in the FTSE 100 Index. This shows that Barclays out-performed the FTSE 100 for this period.

The reward package for executive Directors

        The reward package for the executive Directors and other senior executives comprises:

  •
  Base salary;

  •
  Annual bonus including the Executive Share Award Scheme (ESAS);

  •
  The Incentive Share Option Plan (ISOP); and

  •
  Pension and other benefits.

        The Committee reviews the elements of the reward package relative to the practice of other comparable organisations.

        The sections that follow explain how each of the elements of remuneration listed above is structured. Each part of the package is important and has a specific role in achieving the aims of the remuneration policy. The combined potential earnings from bonus and ISOP outweigh the other elements. Annual bonus and ISOP are subject to performance conditions, thereby placing more reward at risk. The component parts for each Director are detailed in tables accompanying this Report.

Base Salary

        This is a fixed cash sum, payable monthly. The Remuneration Committee reviews salaries each year as part of the total reward package, recognising market practice and individual contribution.

Annual bonus including Executive Share Award Scheme (ESAS)

        The annual bonus for executive Directors is linked to Group economic profit performance and individual performance. Bonuses (including ESAS) for 2002 were 67% of base salary at 31st December 2002 for the Group Chief Executive and between 50% and 62% of base salary for other executive Directors. This represents a total reduction in executive Directors' bonuses of 39% since the previous year. In addition, the former Deputy Group Chief Executive, John Stewart, received a bonus for his work on Woolwich integration as detailed in the tables accompanying this Report.

        Up to 75% of any bonus award is normally paid as cash and the balance as a mandatory award of shares under ESAS. (See page 17 for details.)

Incentive Share Option Plan (ISOP)

        The ISOP is designed to provide the opportunity for individuals to receive rewards for creating sustained shareholder value growth. Under the ISOP, participants are granted options over Barclays PLC ordinary shares which are exercisable at the market price at the time of grant. The number of shares over which options can be exercised depends upon Barclays performance against specific targets. In establishing the performance targets, the Committee has sought to encourage excellent business performance. The two measures of performance used are economic profit (EP) growth and total shareholder return (TSR). These were chosen because they are both good measures of the value created for shareholders. EP is an audited measure which is used as a key internal value creation metric.

        The Committee agrees a target ISOP award for each executive Director taking account of market practice for comparable positions and ranges for other positions. A proportion of the target award for executive Directors is subject to the EP measure and a proportion to the TSR measure.

1      Growth in Economic Profit

        All participants have some options related to cumulative EP, measured over three years. This measure encourages both profitable growth and the efficient use of capital.

        Where cumulative EP is above the target range at the end of the three-year performance period, options over double the number of target award shares will become exercisable. Where cumulative EP is below the target range at the end of the three-year performance period, options over half of the target award shares will become exercisable. Where EP is below the three-year cumulative EP for the previous three years, the options lapse. This is described, for the 2002 awards, in the following table.

EP Ranges for 2002 Grant of ISOP for Performance Period 2002 to 2004

Performance achieved	Number of shares under option that become exercisable
Above the "Target" range, (i.e. the 3-year cumulative EP for the performance period is above £5,100m)	2 x Target Award
In the "Target" range (i.e. the 3-year cumulative EP for the performance period is between £4,000m and £5,100m)	1 x Target Award
Below the "Target" range (i.e. the 3-year cumulative EP for the performance period is below £4,000m)	0.5 x Target Award
EP growth is not positive (i.e. the 3-year cumulative EP for the performance period is not more than the cumulative EP for the previous 3-year period)	Zero

2      Total Shareholder Return (TSR)

        For the most senior participants, a proportion of the shares under option are subject to a tougher performance condition based on TSR measured against a financial services peer group approved by the Committee. This peer group comprises 11 UK and internationally based financial institutions which have been chosen to reflect Barclays business mix. For the performance period 2002–2004 the initial peer group is ABN Amro, Abbey National, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

        If the Company is ranked first, second or third in the peer group, then the options will become exercisable over quadruple, triple or double the target award shares, respectively. If the Company is ranked fourth, fifth or sixth in the peer group, the options will become exercisable over the target award shares. However, if the Company is ranked below sixth after three years, there will be a retest on the fourth anniversary, over the full four-year period. If the Company is not ranked sixth or higher after four years, the options will lapse.

        The method for measuring relative performance is shown in the table that follows, together with the multiple of target award.

Performance achieved in the TSR ranking scale out of 12 financial institutions including Barclays	Number of shares under option that become exercisable
1st place	4 × Target Award
2nd place	3 × Target Award
3rd place	2 × Target Award
4th–6th place	1 × Target Award
7th–12th place	Zero

Note: Under the TSR condition, the ability to exercise is also subject to the condition that EP for the three-year performance period is greater than the previous performance period.

        Options must normally be held for three years before they can be exercised and lapse ten years after grant if not exercised.

Sharesave

        All eligible employees including executive Directors have the opportunity to participate in Barclays Sharesave Scheme. Sharesave is an Inland Revenue approved all-employee share plan the terms of which do not permit performance conditions to be attached to the exercise of options. Under the plan, participants are granted options over Barclays PLC ordinary shares. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2002 grant, the discount was 20% of the market value at the time the option was granted.

Share Incentive Plan

        The Share Incentive Plan was introduced in January 2002. It is an Inland Revenue approved all-employee share plan. The plan is open to all eligible UK employees including executive Directors. Under the plan, participants are able to purchase up to £125 worth of Barclays PLC ordinary shares each month, which if kept in trust for five years can be withdrawn from the plan tax-free. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Pensions

        A pension is payable on retirement at contractual retirement date (normally 60), and is calculated either by reference to an executive Director's length of service and pensionable salary or to a money purchase arrangement, depending upon date of hire. Matthew Barrett is not a member of the Group's main pension schemes. A notional fund was accrued on his behalf outside the pension scheme (see page 15 for further details).

Service Contracts

        The Group has service contracts with its Chairman, executive Directors and senior executives. Non-executive Directors do not have service contracts. The service contracts do not have a fixed term but provide for a notice period from the Group of one year and normally for retirement at age 60(1). The Committee's policy is that executive Directors' contracts should allow for termination with reasonable notice from the Company, except in circumstances of summary dismissal when notice is not given.

(1)
Effective dates of employment contracts: Sir Peter Middleton 1st May 1999; Matthew Barrett 1st January 2002; Chris Lendrum 15th June 1992; John Varley 1st April 1998.

        The service contract with Matthew Barrett, who will be standing for re-election at the 2003 AGM, provides for a notice period of one year in line with the other executive Directors. If Mr Barrett's contract is terminated following a change of control of Barclays, pre-determined compensation is payable equivalent to twice annual basic salary, pension contribution, bonus and other benefits. Exceptionally, the Committee decided to retain this provision in Mr Barrett's contract at the time of renewal of his first contract with the Group in March 2002 in order to retain the services of an executive with a global reputation in a competitive market for talent. None of the other executive Directors has a similar clause in their service contracts.

        The Committee has considered what arrangements should apply in the event of termination of the contract. The Committee's approach when considering payments in the event of termination is to examine individual circumstances including the reason for termination, contractual notice period and share scheme rules relating to contract termination and take a decision based on this information.

Forward looking statement

        The Committee will keep the existing remuneration arrangements, as detailed in this Report, under review during 2003 and ensure that Barclays reward programmes remain competitive and provide appropriate incentive for performance. No significant changes to reward arrangements for executive Directors are expected. However, as usual, there will be individual reviews of base salary, annual bonus (including ESAS) and ISOP awards. The performance targets for incentive plans will also be reviewed to ensure alignment with Group strategy.

Non-executive Directors

        The Board determines the fees of non-executive Directors. The Board's policy is that fees should reflect individual responsibilities and membership of Board Committees. The Board, during 2002, has increased the basic fee for our non-executive Directors to £50,000 per annum, to take account of the ever-growing importance, responsibility and time that the role demands.

        Barclays encourages its non-executive Directors to build up a holding in the Company's shares. £20,000 of their basic Director's fee is used to buy shares in the Company for each non-executive Director. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board. They are included in the table of Directors' interests in ordinary shares of Barclays PLC on page 21. Non-executive Directors do not participate in share schemes for employees.

        Sir Nigel Mobbs will be retiring at the 2003 AGM. Sir Nigel Rudd, Dr Jürgen Zech and Professor Sandra Dawson will be standing for re-election at the 2003 AGM.

2002 Annual Remuneration (a)

							Executive Share Award Scheme ESAS (c)
	Salary & fees	Benefits (b)	Annual cash bonus	Integration Bonus	2002 Total	2001 Total	2002	2001
	(£ thousands)
Chairman
Sir Peter Middleton (d)	513	15	—	—	528	409	—	—

Executive
MW Barrett	1,100	81	516	—	1,697	1,862	223	331
CJ Lendrum	400	10	150	—	560	664	65	117
JM Stewart (e)	460	12	230	900	1,602	779	—	135
JS Varley	460	9	199	—	668	797	86	149

Non-executive (f)
TDG Arculus	52	—	—	—	52	43	—	—
HM Cropper	52	—	—	—	52	42	—	—
Sir Brian Jenkins	100	—	—	—	100	100	—	—
Sir Nigel Mobbs	79	—	—	—	79	70	—	—
Sir Nigel Rudd	57	—	—	—	57	49	—	—
SG Russell	58	—	—	—	58	44	—	—
GM Wallace	52	—	—	—	52	26	—	—
Dr Jürgen Zech (g)	21	—	—	—	21	—	—	—

Former Director
Sir Andrew Large (h)	169	—	—	—	169	175	—	—

Notes

(a)
Emoluments include amounts, if any, payable by subsidiary undertakings and by other companies where services are undertaken at the Group's request.

(b)
The Chairman and executive Directors receive benefits in kind, which may include life cover, the use of a company owned vehicle, or cash equivalent, and medical health insurance on similar terms to other senior executives.

(c)
The amounts shown for ESAS 2002 represent payments which are expected to be made by the trustee to fund the provisional allocation of shares in 2003, including a maximum potential 30% bonus share element. Refer to page 17 for further details about ESAS.

(d)
Sir Peter Middleton receives pension payments through the Barclays Bank Retirement Plan. Details of the payments are not included since this is a pension in payment relating to his Barclays service prior to becoming Chairman.

(e)
John Stewart led the second phase of the Woolwich integration process for the period from July 2001 to the end of 2002. The Board considered that it was important to the success of the integration process to reward and retain Mr Stewart in this period to maximise shareholder value through further synergies. On 11th July 2001, Mr Stewart was therefore granted a special bonus opportunity of up to a maximum value of £900,000 payable on or before 31st March 2003 based upon the level of his achievement by 31st December 2002 of three performance metrics which include cost savings and business development. The Committee has assessed Mr Stewart's performance and awarded the maximum bonus of £900,000. Mr Stewart has resigned as a Director with effect from 27th February 2003.

(f)
Fees to non-executive Directors include an amount of not less than £20,000 which, after tax, is used to buy Barclays PLC ordinary shares for each non-executive Director. Further details are provided on page 13.

(g)
Fees for Dr Jürgen Zech are in respect of service since his appointment as non-executive Director on 30th July 2002.

(h)
Sir Andrew Large resigned from the Board with effect from 3rd September 2002.

Executive Directors' annual pension accrued assuming retirement at contractual age (a)(e)(f)

	Age at 31st December 2002	Years of service	Accrued pension at 31st December 2001	Pension accrued during 2002 (including increase for inflation)	Accrued pension at 31st December 2002	Transfer value of accrued pension at 31st December 2001	Transfer value of accrued pension at 31st December 2002	Increase in transfer value during the year	Other contributions made in 2002
			(£ thousands)
Executive
MW Barrett (b)	58	3	—	—	—	—	—	—	990
CJ Lendrum (c)	55	33	224	14	238	3,146	3,415	269	—
JM Stewart (d)	53	25	235	10	245	3,058	3,218	160	—
JS Varley (c)	46	20	151	16	167	1,502	1,693	191	—

Notes

(a)
Pension accrued during 2002 represents the increase in accrued pension which occurred during the entire year. All pensions are reviewed annually, with a guaranteed increase in line with retail price inflation, up to a maximum of 5%.

(b)
Matthew Barrett is not a member of the Group's main pension schemes. A notional fund was accrued on his behalf outside the pension scheme. In the event of Mr Barrett's death before retirement, a capital sum of up to four times salary would be payable.

(c)
The Group has a closed non-contributory pension scheme, Barclays Bank UK Retirement Fund—1964 Pension Scheme ("1964 Scheme") which provides that, in the case of death before retirement, a capital sum of up to four times salary is payable, together with a spouse's pension of approximately 50% of the member's prospective pension at retirement. For death in retirement, a spouse's pension of approximately 50% of the member's pre-commutation pension is payable. If a member, granted a deferred pension, dies before their pension becomes payable, their widow/widower will immediately be paid a pension of 50% of their deferred pension. In all circumstances, children's allowances are payable, usually up to the age of 18. Enhanced benefits are payable if a member is unable to work as the result of serious ill health. Chris Lendrum and John Varley are members of the "1964 Scheme" and are entitled to enhanced benefits that will give them two-thirds of their pensionable salary at age 60.

(d)
John Stewart is entitled to a pension of up to two-thirds of pensionable salary at age 60. For service to 30th June 2001, Mr Stewart accrued pension rights in The Woolwich Pension Fund. The Woolwich Pension Fund is similar to the "1964 Scheme" except that employees contribute at the rate of 3% of pensionable salary. From 1st July 2001, Mr Stewart became a member of the Group's "1964 Scheme" for future pension accrual. Mr Stewart has resigned as a Director with effect from 27th February 2003.

(e)
The accrued pension amounts at the end of the year are the value if the Director left service on that date.

(f)
The transfer values have been calculated in a manner consistent with "Retirement Benefit Schemes—Transfer Values (GN11)" published by the Institute of Actuaries and the Faculty of Actuaries.

Executive Directors: Illustration of change in value of shares owned beneficially, or held under option or award under employee share plans during the year (a)(g)

	Number at 31st December 2002							Notional value based on share price of £3.85 (f)
							Notional value based on share price of £5.6875 (e)
	Shares owned beneficially (b)	Executive Share Award Scheme	Executive Share Option Scheme	Incentive Share Option Plan (d)	Sharesave	Total			Change in notional value
							(£ thousands)
Executive
MW Barrett	263,384	185,724	766,628	2,596,000	3,064	3,814,800	5,077	1,731	(3,346)
CJ Lendrum	202,860	91,164	—	348,000	6,626	648,650	1,986	1,140	(846)
JM Stewart (c)(h)	4,050	25,940	396,516	240,000	5,588	672,094	1,095	201	(894)
JS Varley	247,448	195,704	—	360,000	4,096	807,248	2,842	1,706	(1,136)

Notes

(a)
The register of Directors' interests which shows full details of Directors' current share awards and options, is available for public inspection at the Group's Head office in London.

(b)
The number shown includes shares held under the Profit Sharing Scheme and the Share Incentive Plan.

(c)
The number shown under the Executive Share Option Scheme (ESOS) column includes the Barclays shares under option under The Woolwich Executive Share Option Plan (The Woolwich ESOP).

(d)
The number of shares shown represent the target award shares under option.

(e)
The value is based on the share price as at 1st January 2002. The notional value of shares under option under the Incentive Share Option Plan (ISOP), ESOS, Woolwich ESOP and Sharesave have been set at zero where the market price at 1st January 2002 is lower than the exercise price per share.

(f)
The value is based on the share price as at 31st December 2002. The notional value of shares under option under ISOP, ESOS, Woolwich ESOP and Sharesave have been set at zero where the market price at 31st December 2002 is lower than the exercise price per share.

(g)
All the numbers in the table have been restated for the 4 for 1 share split approved by shareholders at the AGM on 25th April 2002.

(h)
John Stewart resigned as a Director with effect from 27th February 2003.

        The closing market price at 31st December 2002 was 385p, during the year the highest and lowest prices were 624p and 355p respectively.

        Under ESAS, ISOP, ESOS and The Woolwich ESOP, nothing was paid by a participant on the grant of options.

Executive Directors: shares provisionally allocated and shares under option under Executive Share Award Scheme (ESAS) (a)(e)

		During 2002
									Awarded in 2003 in respect of the results for 2002 (d)
	Number at 1st January 2002	Awarded in respect of the results for 2001	Released (b)	Market price at release date £	Number at 31st December 2002	Nil cost option granted at 3rd anniversary (c)	Date from which exercisable	Latest expiry date
Chairman
Sir Peter Middleton	9,564	—	(9,564)	5.27	—	—	—	—	—

Executive
MW Barrett	121,816	63,908	—	—	185,724	—	—	—	60,225
CJ Lendrum	73,988	22,560	(5,384)	5.27	91,164	24,896	23/03/01	25/02/04	17,520
JM Stewart (f)	—	25,940	—	—	25,940	—	—	—	—
JS Varley	213,268	28,828	(46,392)	5.27	195,704	107,740	23/03/01	25/02/04	23,214

Notes

(a)
The size of any award under ESAS is subject to the same Group and individual performance criteria as the annual bonus. Awards under ESAS are granted in the form of provisional allocations over Barclays PLC ordinary shares, which do not give rise to any entitlement to these shares. Normally, the trustees will permit the executive to call for the shares from the end of the third year from grant of an award by granting a right to acquire shares (a nil cost option) exercisable for two years. As this nil cost option is part of the structure of an ESAS award described above, which is a deferred share award scheme, it would not be appropriate to attach a performance condition to the exercise of options. If the right is not exercised, the trustees may at the end of the fifth year release all of the shares, including bonus shares equal to 30% of the basic award. If the right is exercised, an executive may lose the opportunity of receiving one-third of the bonus shares. The number of shares shown in the table includes the bonus shares.

(b)
The trustees may release additional shares to participants which represent accumulated net dividends in respect of shares under award. During 2002, the trustees released the following accumulated dividend shares—2,720 to Sir Peter Middleton, 1,544 to Chris Lendrum and 11,972 to John Varley. These are not awarded as part of the original award and consequently are not included in the Released column.

(c)
The shares under option shown in this column are already included in the numbers shown at 1st January 2002 and relate to provisional allocations made in 1998 and 1999 except that the figures do not include accumulated dividend shares under option as follows: 1,776 shares for Chris Lendrum and 7,792 shares for John Varley. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of shares involved. No options were either exercised or lapsed during the year.

(d)
The awards in respect of 2002 were made in February 2003. The shares awarded represent shares purchased by the trustees after 18th February 2003 at £3.71 in respect of a recommendation by the Company for an award, including a maximum potential 30% bonus shares, of £223,438 to Matthew Barrett, £65,000 to Chris Lendrum and £86,125 to John Varley.

(e)
All the numbers in the table have been restated for the 4 for 1 share split approved by shareholders at the AGM on 25th April 2002.

(f)
John Stewart resigned as a Director with effect from 27th February 2003.

Executive Directors: shares under option under Incentive Share Option Plan (ISOP) (a)(b)(e)

			During the year (c)
	Number held as at 1st January 2002		Granted		Number held as at 31st December 2002
	Target Award Shares	Maximum number over which potentially exercisable	Target Award Shares	Maximum number over which potentially exercisable	Target Award Shares	Maximum number over which potentially exercisable	Shares due to vest in 2003 (d)	Exercise price per share £	Date from which exercisable	Expiry Date
	(£ thousands)
MW Barrett
2002
EP	—	—	40	80	40	80	—	5.20	20/03/05	19/03/12
TSR	—	—	1,960	7,840	1,960	7,840	—	5.20	20/03/05	19/03/12
2001
EP	40	80	—	—	40	80	—	5.34	12/03/04	11/03/11
TSR	300	1,200	—	—	300	1,200	—	5.34	12/03/04	11/03/11
2000
EP	40	80	—	—	40	80	80	3.90	18/05/03	17/05/10
TSR	216	864	—	—	216	864	432	3.90	18/05/03	17/05/10

CJ Lendrum
2002
EP	—	—	40	80	40	80	—	5.20	20/03/05	19/03/12
TSR	—	—	80	320	80	320	—	5.20	20/03/05	19/03/12
2001
EP	40	80	—	—	40	80	—	5.34	12/03/04	11/03/11
TSR	80	320	—	—	80	320	—	5.34	12/03/04	11/03/11
2000
EP	40	80	—	—	40	80	80	3.90	18/05/03	17/05/10
TSR	68	272	—	—	68	272	136	3.90	18/05/03	17/05/10

JM Stewart (f)
2002
EP	—	—	40	80	40	80	—	5.20	20/03/05	19/03/12
TSR	—	—	80	320	80	320	—	5.20	20/03/05	19/03/12
2001
EP	40	80	—	—	40	80	—	5.34	12/03/04	11/03/11
TSR	80	320	—	—	80	320	—	5.34	12/03/04	11/03/11

JS Varley
2002
EP	—	—	40	80	40	80	—	5.20	20/03/05	19/03/12
TSR	—	—	80	320	80	320	—	5.20	20/03/05	19/03/12
2001
EP	40	80	—	—	40	80	—	5.34	12/03/04	11/03/11
TSR	80	320	—	—	80	320	—	5.34	12/03/04	11/03/11
2000
EP	40	80	—	—	40	80	80	3.90	18/05/03	17/05/10
TSR	80	320	—	—	80	320	160	3.90	18/05/03	17/05/10

Notes

(a)
The Register of Directors' interests which shows full details of Directors' current share awards and options, is available for inspection at the Group's head office in London.

(b)
For details of the performance targets which must be satisfied for options to become exercisable and the extent to which options will become exercisable see pages 11 and 12.

(c)
No options either lapsed or were exercised during the year and therefore are not shown in the table. As there were no options exercised during the year, the table does not show the market price on the exercise date.

(d)
The 2000 grant is due to vest on 18th May 2003. The number of shares due to vest represents the number over which an option may be exercised after the third anniversary from grant, as determined by the Committee in respect of the performance conditions attached to the options originally set at the time of the grant of the option. The shares under option that are not due to vest will lapse. The result of the economic profit performance against the target has resulted in two times the Target Award vesting. The result of the relative TSR performance target against the comparator group of companies placed Barclays in 3rd position with a vesting multiplier of two times the Target Award.

(e)
All the numbers in the table have been restated for the 4 for 1 share split approved by shareholders at the AGM on 25th April 2002.

(f)
John Stewart resigned as a Director with effect from 27th February 2003.

Executive Directors: shares under option under Sharesave (a)(b)(d)

			Information as at 31st December 2002
	During 2002				Weighted average exercise price £
				Exercise price per share £
	Number held at 1st January 2002	Granted	Number at 31st December 2002			Date from which exercisable	Latest expiry date
MW Barrett	3,064	—	3,064	—	3.16	01/11/03	30/04/04
CJ Lendrum	3,912	2,714	6,626	—	2.61	01/11/03	30/04/06
JM Stewart (c)	5,588	—	5,588	—	3.08	01/07/03	31/12/03
JS Varley	4,096	—	4,096	—	4.11	01/11/06	30/04/07

Notes

(a)
The Register of Directors' Interests which shows full details of Directors' current share awards and options is available for inspection at the Group's Head office in London.

(b)
Please see page 12 for details of the Sharesave scheme. No options were either exercised or lapsed during the year.

(c)
John Stewart was previously awarded an option over Woolwich plc shares. This option was rolled over into an option over Barclays PLC shares in accordance with the scheme of arrangement for the acquisition of Woolwich plc. These figures represent option held under the Woolwich plc Sharesave Scheme. Mr Stewart resigned as a Director with effect from 27th February 2003.

(d)
All the numbers in the table have been restated for the 4 for 1 share split approved by shareholders at the AGM on 25th April 2002.

Directors: Closed Group incentive schemes (Performance Share Plan (PSP), Executive Share Option Scheme (ESOS) and Woolwich Executive Share Option Plan (ESOP))

        In addition, executive Directors continue to have interests under the PSP, ESOS and Woolwich plc 1998 ESOP schemes (as indicated in the table below). No further awards will be made under these schemes. Under PSP, executives were awarded a right to acquire shares, the number of which is determined by the Company's relative TSR performance against a FTSE 100 index comparator group of companies. If ranked in the top 25 positions, awards would vest in full. If ranked below 60th position, none would vest. If between 26th and 60th, vesting would be pro-rata. Under the ESOS, options granted (at market value) to executives were exercisable only if the growth in earnings per share of the Company over a three year period was, at least, equal to the percentage increase in the UK Retail Prices Index plus 6%, over the same period. The performance targets for the 1997, 1998 and 1999 ESOS grants were met.

        Under the ESOP, options originally granted over Woolwich plc shares at market value were exercised in 2001 or exchanged, in accordance with the proposals made under the Offer to acquire the Woolwich, for options over Barclays PLC shares. Under the rules of ESOP, the performance conditions attached to the exercise of options were disapplied on acquisition of Woolwich plc by Barclays.

Directors: awards under closed Group incentive schemes (a)(e)

		During the year					Market Price on exercise date £
					Number at 31st December 2002	Exercise price per share £		Weighted average exercise price
	Number at 1st January 2002	Granted	Exercised	Lapsed					Date from which exercisable	Latest expiry date
MW Barrett (b)
ESOS	766,628	—	—	—	766,628	—	—	4.43	04/10/02	03/10/09
PSP	191,656	—	(191,656)	—	—	n/a	3.88	—	—	—
CJ Lendrum
ESOS	60,000	—	(60,000)	—	—	1.76	6.06	—	—	—
PSP (c)	55,928	—	(55,928)	—	—	n/a	4.39	—	—	—
JM Stewart (f)
Woolwich	536,052	—	(69,420)	—	396,516	3.85	5.59	3.65	14/12/02	16/02/10
ESOP (d)			(70,116)			4.22	5.94
JS Varley
PSP (c)	55,928	—	(55,928)	—	—	n/a	4.39	—	—	—

Notes

(a)
The register of Directors' interests which shows full details of Directors' current share awards and options, is available for public inspection at the Group's head office in London.

(b)
The independent trustee of the Barclays Group (PSP and ESOS) employees' benefit trust granted Matthew Barrett a share award in 1999 comprising (i) an option on similar terms to options granted under ESOS and (ii) an award on similar terms to awards granted under PSP except that no exercise price was payable as the award was granted as a provisional allocation. For convenience these are described as granted under ESOS and PSP in the above table.

(c)
Under PSP, a participant pays £1 to exercise an award, irrespective of the number of shares involved.

(d)
Under The Woolwich ESOP, John Stewart held an option over Woolwich plc shares. This was rolled over into a new option over Barclays PLC shares under the terms of The Woolwich ESOP in accordance with proposals offered to all Woolwich employees participating in The Woolwich ESOP following the acquisition of Woolwich plc.

(e)
All the numbers in the table have been restated for the 4 for 1 share split approved by shareholders at the AGM on 25th April 2002.

(f)
John Stewart resigned as a Director with effect from 27th February 2003.

Directors: interests in ordinary shares of Barclays PLC (a)(e)

	At 1st January 2002(b)(e)		At 31st December 2002
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Chairman
Sir Peter Middleton	154,376	6,000	163,748	6,000

Executive
MW Barrett	104,356	—	263,384	—
CJ Lendrum (f)	169,044	—	202,860	—
JM Stewart (c)	4,024	—	4,050	—
JS Varley (f)	178,616	—	247,448	—

Non-executive
TDG Arculus	9,764	—	11,391	—
HM Cropper	7,972	—	9,703	—
Sir Brian Jenkins	2,540	105,200	3,576	105,200
Sir Nigel Mobbs	44,492	20,000	46,327	20,000
Sir Nigel Rudd	6,928	—	8,604	—
SG Russell	5,084	—	7,125	—
GMWallace	2,124	—	3,704	—
Dr Jürgen Zech (d)	—	—	2,500	—

Notes

(a)
Beneficial interests in the table above represent shares held by Directors, either directly or through a nominee, their spouse and children under 18. They include any interests held through the 1991 UK Profit Sharing Schemes (PSS) and the Share Incentive Plan, but do not include any awards under ESAS, ISOP, PSP, ESOS, Sharesave schemes or under the Woolwich Sharesave or the Woolwich plc 2000 Sharesave Scheme (together The Woolwich Sharesave scheme), or the ESOP. At 31st December 2002, Sir Peter Middleton and the executive Directors together with other senior executives were potential beneficiaries in respect of a total of 70,656,045 Barclays PLC ordinary shares (1st January 2002: 41,920,308) held by the trustees of the Barclays Group Employees' Benefit Trusts. At 12th February 2003, a total of 70,651,234 shares were held by the trustees.

(b)
Or date appointed to the Board if later.

(c)
At 31st December 2002 John Stewart together with other senior executives from Woolwich plc, was a potential beneficiary in respect of a total of 1,883,196 Barclays PLC ordinary shares held by the trustee of the Woolwich Qualifying Employee Share Ownership Trust. At 12th February 2003 a total of 1,833,196 shares were held by the trustees.

(d)
Appointed with effect from 30th July 2002.

(e)
Restated for the 4 for 1 share split approved by shareholders at the AGM on 25th April 2002.

(f)
Between 31st December 2002 and 12th February 2003, John Varley and Chris Lendrum each purchased 68 ordinary shares through the Share Incentive Plan.

Accountability and Audit

Going concern

        The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the "going concern" basis for preparing the accounts.

Internal control

        The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2002, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance "Internal Control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales. The Board regularly reviews these processes through the Board committees.

        The Directors review the effectiveness of the system of internal control annually. An internal control compliance certification process is conducted throughout the Group in support of this review. The effectiveness of controls is periodically reviewed within the business areas. Quarterly risk reports are made to the Board covering all risks of Group significance including credit risk, market risk, operational risk, and legal and compliance risk. Regular reports are made to the Board Audit Committee by management, Group Internal Audit and the compliance and legal functions covering particularly financial controls, compliance and operational controls. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee.

        The key document for the Group's internal control processes is the record of Group Governance practices which describes the Group's governance and control framework and details Group policies and processes. The record of Group Governance practices is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee. Further details of risk management procedures are given in the Risk management section on pages 24 to 55.

        The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and regulation on pages 93 to 94.

Statement of Directors' responsibilities for accounts

        The following statement, which should be read in conjunction with the Auditors' report set out on page 96, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

        The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for the financial year.

        The Directors consider that, in preparing the accounts on pages 97 to 189 and 193 to 202, and the additional information contained on pages 10 to 21, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

        The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

        The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Signed on behalf of the Board

Sir Peter Middleton
12th February 2003

Disclosure controls and procedures

        Within the 90-day period prior to the filing of this report with the US Securities and Exchange Commission, an evaluation was carried out under the supervision and with the participation of the Group's management, including the Group Chief Executive and the Group Finance Director, of the effectiveness of the design and operation of the Group's disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, summarised and reported within specified time periods. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

PRESENTATION OF INFORMATION

        Barclays PLC is a public limited company registered in England and Wales under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was re-registered in 1982 as a public limited company under Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

        Barclays Bank PLC is a public limited company registered in England and Wales under number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was re-registered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

        All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual report for Barclays PLC also contains the consolidated accounts of and other information relating to Barclays Bank PLC. The Annual report includes information required on Form 20-F. Form 20-F will contain certificates pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

        The accounts of Barclays Bank PLC included in this document do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Barclays Bank PLC, which contain an unqualified audit report and do not contain any statement under Section 237(2) or (3) of that Act, will be delivered to the Registrar of Companies in accordance with Section 242 of that Act and are published as a separate document.

        The term "Barclays PLC Group" means Barclays PLC together with its subsidiary undertakings and the term "Barclays Bank PLC Group" means Barclays Bank PLC together with its subsidiary undertakings. "Barclays" and "Group" are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term "Company" refers to Barclays PLC and the term "Bank" refers to Barclays Bank PLC. "Woolwich plc" is used, as the context requires, to refer to Woolwich plc and its subsidiary undertakings. In this report, the abbreviations "£m" and "£bn" represent millions and thousands of millions of pounds sterling respectively; the abbreviations "$m" and "$bn" represent millions and thousands of millions of US dollars respectively and "€m" and "€bn" represent millions and thousands of millions of euros respectively. References to operating results "before the impact of the Finance Act" exclude the impact of taxation changes arising from Finance Act 1998.

Statutory accounts

        The consolidated accounts of Barclays PLC and its subsidiary undertakings are set out on pages 105 to 110 along with the accounts of Barclays PLC itself on page 111. The consolidated accounts of Barclays Bank PLC and its subsidiary undertakings are set out on pages 193 to 198. The accounting policies on pages 97 to 103 and the notes commencing on page 112 apply equally to both sets of accounts unless otherwise stated.

        The financial statements contained in this document, which include the results of Woolwich plc from its acquisition on 25th October 2000, also reflect changes in the Group's management structure which took place in 2002, as explained on pages 60 and 64. The comparative data has been restated, where appropriate.

RISK MANAGEMENT

Risk management and control—overview

Barclays aims to employ superior risk practices to optimise financial performance and value.

Risk governance

        Barclays manages a variety of risks through various control mechanisms consistent with the requirements of the "Internal control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales.

        Barclays approach to risk management and control continues to evolve to reflect best practice, informed by new developments derived from risk management research. Barclays seeks to take risks that are commensurate with the returns and within its overall risk appetite. Risk management's objective is to ensure that the variability of the results is within the range anticipated in the business strategy.

        Barclays governance framework has been further developed during 2002. The framework is based on the following four principles:

        Shareholder value based:

  •
  Internal controls should focus on risks that could prevent the Group achieving its business objectives and the desired shareholder value-added.

  •
  Responsibility for internal controls must be clearly defined and documented.

        Embedded in the culture:

  •
  The culture of the Group should reflect the risk appetite approved by the Board at all levels in the organisation.

  •
  Training should be given to staff to ensure that risks can be regularly monitored and that corrective action can be taken in a timely manner.

        Assurance:

  •
  Risk management systems should be able to provide management with assurance that risks are being managed appropriately and the system of internal controls over risk systems is adequate.

        Board review:

  •
  The Board should undertake an annual review of the effectiveness of the risk management processes and systems of internal control.

  •
  The Group's risk profile should be reviewed on a regular basis.

        During 2002, the Board established requirements (Board Governance Standards—"Standards") for the management of Barclays most significant areas of risk. From 2003, adherence to these Standards is monitored by the Board through reports that include key risk indicators.

Responsibilities for risk management and control

        The responsibilities for risk management and control within the overall governance framework rest with:

  •
  The Board, which ensures that management maintain an effective system of internal control and reviews its effectiveness;

  •
  The Group Risk Director, under delegation from the Group Chief Executive, who has responsibility for the adequacy of risk management and control;

  •
  Business leaders, who are responsible for the identification of the risks in their businesses and for the management of them;

  •
  Business Risk Directors and their teams in the businesses, who are responsible for assisting business leaders in the identification and management of their business risk profile;

  •
  Group Risk Type Heads and their teams in the Group Centre, who are responsible for the risk control oversight of credit risk, operational risk, regulatory compliance risk and market risk; and

  •
  Other Function Heads in the Group centre, who are responsible for the risk control oversight of other risk types.

        The leaders who execute these responsibilities are guided and monitored by:

  •
  The Group's management committees. The main committees and their principal risk management and control responsibilities are shown in the risk governance structure chart on page 26. The committees' roles have been reviewed and updated during 2002.

  •
  Business and regional governance and control committees. These committees report to the Group Governance and Control Committee. Together, they are responsible for ensuring that business risk governance and control frameworks have been established in each business, consistent with the Group's risk governance and control framework. They also review and assess the completeness and effectiveness of, and compliance with, internal controls within each business.

        Risk management in the businesses is the responsibility of business management, who are assisted by Business Risk Directors, with a functional reporting line to the Group Risk Director. The key role of Business Risk Directors and their teams is to assist the businesses to maximise value by:

  •
  performing high quality risk analysis;

  •
  ensuring that risks are properly controlled;

  •
  evaluating economic trade-offs between risk and return;

  •
  designing cost-effective ways of mitigating and transferring risks;

  •
  generating alternative risk strategies; and

  •
  ensuring that Group level policies are properly implemented in their business line.

        Specialist risk teams led by Group Risk Type Heads and other risk specialists report to the Group Risk Director. Their role is to:

  •
  measure aggregate risk by type;

  •
  set high level policies and controls within the overall risk governance framework;

  •
  perform research, development and quality assurance;

  •
  provide analytical support to businesses;

  •
  provide comprehensive reports to all levels of management and the Board to enable them to make effective risk management decisions; and

  •
  run risk limit setting systems.

Risk management and measurement

        The following are the principal risks managed by Barclays:

  •
  Credit risk;

  •
  Market risk;

  •
  Asset and liability, liquidity and pricing mismatch risks; and

  •
  Other risks (including Operational, Legal and Tax risks, and the risk of non-compliance with the many regulatory regimes applicable to Barclays around the world).

        Barclays uses a common metric to ensure that the returns throughout the Group are commensurate with the associated risks. Under this methodology, it allocates economic capital to each business based on its risks. The businesses are expected to optimise the return on the economic capital allocated to them.

        The following charts show the relative amounts of capital allocated to the various risks and businesses. The major risks are discussed in subsequent sections of this report.

Group Risk Governance Structure

BOARD OVERSIGHT
Board
Board Audit Committee
» Reviews the effectiveness of risk management Standards.
» Reviews reports on control issues of Group level significance.
» Authority
» Standards
» Appetite
Board Risk Committee
» Approves the Group risk governance framework and principles.
» Approves risk management Standards.
» Approves overall Group risk appetite.
» Reviews the Group risk profile.
MANAGEMENT PERFORMANCE
ASSURANCE
Group Chief Executive
Group Executive Committee
» Monitors and manages risk adjusted performance of strategic business units.
» Approves economic capital allocations.
REPORTING
Group Governance and Control Committee
» Maintains and reviews the completeness and effectiveness of the Group risk governance and control framework.
» Monitors compliance with the risk governance framework.
» Ensures that principal controls are consistent with risk management Standards.
» Reviews reports of the management assurance process over adequacy and effectiveness of internal controls.
Group Treasury Committee
» Monitors the Group's liquidity and maturity mismatch.
» Monitors usage of regulatory and economic capital.
» Reviews policy/controls for liquidity, maturity transformation and structural interest rate exposure.
Group Risk Oversight Committee
» Debates and agrees actions on the risk profile, strategy and key controls across the Group.
» Ensures consistency with Group risk appetite.
» Considers issues escalated by Risk type committees.
ASSURANCE
Group Internal Audit
» Assesses compliance with the system of internal control.
» Assesses management assurance processes.
Credit Risk Review*
» Reviews the application of credit risk policies, procedures and processes and their consistency with business decisions and strategy.

*Team to commence activities during 2003.

Credit risk management

Credit risk arises because the Group's customers, clients or counterparties may not be able or willing to fulfil their contractual obligations.

Credit risk control

        Credit is the Group's most significant risk and its approach to managing credit risk varies according to the nature of the business.

        In consumer businesses, such as Barclaycard where there are large numbers of accounts, a systems driven environment prevails. Credit decisions are made with the aid of statistically based scoring systems and account management is likewise automated.

        Mid-range credits are approved and reviewed according to a hierarchy of discretions, whereby discretionary limits are set according to the skills, experience and seniority of the sanctioning teams, in addition to the quality of the borrower as measured by the credit grading structure.

        Large value wholesale loans are referred to the Group Credit Committee or are sanctioned within business risk management departments. Besides loans, these include significant credit exposures arising from money market, foreign exchange, derivatives, securities dealing and other similar products.

        The Group Credit Risk Director provides central credit risk review and oversight.

        Functional areas assist the Group Credit Risk team and line businesses in setting policy and standards, defining the Group's risk appetite and providing the capability for effective risk management, including the regular review and challenge of business credit risk positions. These central risk functions add value by undertaking reporting, analysis, strategy and portfolio activities that support corporate governance, overall portfolio management, capital allocation for risk, Basel II implementation and credit decisions within business areas.

Credit risk measurement

        As part of its credit risk measurement system, the Group uses a model-based methodology to assess the quality of credit across different customer categories. The approach is termed Risk Tendency and applies to all credit exposures in both wholesale and retail sectors, and it provides a statistical estimate of the average losses looking one year ahead based on the current performing loan portfolio. It estimates the average in the range of possible losses from the current performing loan portfolio and as such the actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.

        Risk Tendency reflects the results of a set of model based calculations, the models having been created using historical data. The models are designed to estimate the loss over the forthcoming 12 months for the current performing loan portfolio, given the current composition and current risk characteristics of the portfolio. Significant variation around this value can occur, due to changes in the economic environment or the business conditions in specific sectors or countries during the year. This applies especially in wholesale portfolios where the default of a small number of large exposures can have a significant impact on the outcome. However, for retail portfolios consisting of a very large number of small exposures, the variation from Risk Tendency is usually much smaller.

        In addition to enhancing the understanding of the average credit quality of the portfolio, Risk Tendency is one of the measures used by the Group to inform a wider range of decisions, such as:

  •
  Setting exposure limits to any single counterparty or borrower;

  •
  Establishing the desired aggregate exposure levels to individual sectors;

  •
  Determining pricing policy; and

  •
  Setting the level of the general provision for loan losses.

	Probability of Default (PD)
Barclays Internal Rating				S&P Equivalent Rating	Moody's Equivalent Rating
	Minimum	Maximum	Mid Point
1.2	0.02%	0.04%	0.025%	AAA/AA+/AA	Aaa/Aa/A1
1.5	0.05%	0.09%	0.075%	AA-/A+	A2
1.8	0.10%	0.14%	0.125%	A/A-	A3
2.1	0.15%	0.19%	0.175%	BBB+	Baa1
2.5	0.20%	0.24%	0.225%	BBB+	Baa1
2.8	0.25%	0.29%	0.275%	BBB	Baa2
3	0.30%	0.59%	0.450%	BBB/BBB-	Baa2/Baa3
4	0.60%	1.19%	0.900%	BB+/BB/BB-	Ba1/Ba2
5	1.20%	2.49%	1.850%	B+/B	Ba3
6	2.50%	4.99%	3.750%	B-	B1
7	5.00%	9.99%	7.500%	CCC-	B2/B3
8	10.00%+	—	15.000%	CC/C	Caa/Ca/C

        The models assess the probability of customer default, severity, and exposure in the event of default. These terms are explained below. A consistent approach is used across the organisation. Decision support model outputs are a way of assessing what might happen in the future based on past experience. An increase in the size of the portfolio and/or a decrease in the credit quality will be highlighted to management by an increase in Risk Tendency.

        A number of different models are used in the Risk Tendency calculation reflecting the diversity of the portfolio. They are being improved constantly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

        Since Risk Tendency is a point in time calculation looking one year ahead, it does not make any allowance for growth or change in the composition of the loan book after the reporting date nor take account of write-backs and recoveries from specific provisions taken in previous years. In contrast, the provisions process is dynamic where provisions are assessed and allocated throughout the year.

        Risk Tendency is used when allocating general provisions for the existing portfolio of fully performing credits as at the calculation date. Excluded from this portfolio is the subset of credit exposures relating to non-performing loans against which specific provisions are held.

Internal ratings

        Internal ratings are used to assess the credit quality of borrowers. Each internal rating corresponds to a probability of default (PD), which is the statistical probability of a customer defaulting within a 12-month period. This internal rating is derived from different sources depending upon the borrower, e.g. internal model or credit rating agency. The table on page 27 shows Barclays internal rating and the associated expected probability of default, together with comparisons with credit rating agency ratings. The rating agency comparisons shown are indicative only and, in practice, will vary over time depending on the position within an economic cycle.

        Where internal models are used they are based upon up-to-date account, market and financial information. The models are reviewed regularly to monitor their robustness relative to actual performance and revised as necessary to optimise their effectiveness.

Severity

        Severity is the estimated amount of loss expected if a loan defaults, calculated as a percentage of the exposure at the date of default. It recognises that the loss is usually substantially less than the exposure. The value depends on the collateral, if any, seniority or subordination of the exposure, work-out expenses relative to the loan value and other considerations. The outcome is heavily dependent on economic conditions that determine prices that can be realised for assets or whether businesses can be refinanced.

Exposure

        Exposure in the event of default represents the expected level of usage of the credit facility when default occurs. For example, the customer may not have drawn the loan up to the approved limit or may already have repaid some of it.

        For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value if counterparties fail to perform their obligations. This cost is monitored on an ongoing basis.

        As shown in the table below, based upon the composition of the lending portfolio as at 31st December 2002, Risk Tendency is £1,375m (31st December 2001: £1,245m). The increase is primarily in Barclays Capital (total increase £65m), a reflection of the grade migration of a small number of larger corporate clients, principally in the US, partially offset by some managed exposure reduction in the loan book; and a £35m increase in Barclaycard (total increase £55m) attributable to the acquisition of the UK Providian credit card business. Risk Tendency in Personal Financial Services has fallen by £10m to £370m during 2002 as a result of actions taken to improve the asset quality within the book and an improved collection process.

Risk mitigation

        Barclays uses mechanisms such as credit derivatives and securitisations to reduce the uncertainty of returns from the credit portfolio. The cost of these transactions is treated as a deduction from the related category of income. The benefits are reflected in reduced credit risk provisions, reduced volatility of earnings and consequently an improved return on economic capital.

Risk Tendency by Business Cluster

	2002	2001	2000
	(£ millions)
Personal Financial Services	370	380	335
Barclays Private Clients	45	45	45
Barclaycard	435	380	300
Business Banking	280	260	215
Barclays Africa	30	30	20
Barclays Capital	210	145	115
South American Corporate Banking	5	5	—

Total	1,375	1,245	1,030

Analysis of loans and advances

Loans and advances grew strongly during 2002. The following section analyses Barclays outstanding credit exposures at the year end. We review the main points, then present more detailed information in a separate section, beginning on page 31.

Loans and advances overview

        As indicated in the table below, loans and advances grew over the year increasing by £32.5bn (14%) to £264bn at 31st December 2002.

	2002	2001
	(£ millions)
Retail businesses
Customers	90,625	80,557
Banks	1,748	2,588
Total retail businesses	92,373	83,145
Wholesale businesses
Customers	114,767	102,675
Banks	56,508	45,353
Total wholesale businesses	171,275	148,028

Total	263,648	231,173

        The analysis above is based on the business unit in which the loans are booked. Those businesses that deal primarily with personal customers, such as Personal Financial Services and Barclaycard, are included under retail businesses, even though they have some business customers. Similarly, businesses that deal primarily with corporate, institutional and sovereign clients are included in wholesale businesses, even though they may have some small business customers.

	2002	2001
	(£ millions)
Banking book	175,667	161,240
Trading book	87,981	69,933

Total	263,648	231,173

        The amounts shown in the tables above are before deduction of provisions and interest in suspense.

Loans and advances to customers

Geographical analysis

        The geographical analysis is based on the location of the office recording the transaction.

        The chart below shows that about two thirds of loans and advances to customers have been booked in the UK on the banking book.

Industry analysis

        Barclays tracks its global exposure by industry, paying particular attention to industries that might be volatile or pose higher risk. Over recent years it has been apparent that industries are often synchronised globally. For example, when oil prices rise or fall, customers sensitive to such changes will be affected regardless of their location.

        A critical element of risk management is to ensure adequate diversification of credit exposures. As the following chart shows, (for banking book only) Barclays largest sectoral exposures are to home loans, other personal loans and business and other services. These categories overwhelmingly comprise small loans, have lower volatility of credit risk outcomes, and are intrinsically highly diversified.

        Loans and advances to the energy and utility sector were of special interest in 2002 due to financial stress experienced by several companies on both sides of the Atlantic. The majority of Barclays exposure in this sector is to companies that the Group believes remain financially strong, with three-quarters having an investment grade rating at year end.

        The communications sector continued to experience stress in 2002. In addition to the lendings categorised as communications, exposure to this sector is also included in the category of overseas customers.

        Industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent's predominant business may be in a different industry.

        Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the chart below under "Overseas customers" and not by industry.

        More detail on loans and advances to customers appears on pages 31 to 33.

(1)
Industry classifications are defined on page 29.

Loans and advances to banks

        Credit exposures to banks for the most part arise in the course of providing services to customers or capital markets trading for profit and may be reciprocal in nature.

        The majority of loans and advances to banks are placings, amounting to £48,093m at 31st December 2002 (2001: £39,528m) and includes reverse repo transactions. Also included are loans to banks and building societies, balances with central banks (excluding those balances that can be withdrawn on demand), inter-bank settlement accounts and federal funds sold. Total loans and advances to banks increased £10bn to £58bn at 31st December 2002.

Loans and advances to banks

	At 31st December
	2002	2001
	(£ millions)
Banking business:
UK	11,510	7,116
Other European Union	2,154	2,278
United States	256	930
Rest of the World	1,531	1,924

Total banking business	15,451	12,248
Total trading business	42,805	35,693

	58,256	47,941

        The amounts shown in the table above are before deductions of provisions and interest in suspense.

        More detail on loans and advances to banks appears on page 34.

Analysis of loans and advances—further information

This section presents more detailed information on loans and advances and includes disclosures that Barclays is required to make. For an overview of loans and advances, see the preceding section.

Loans advances to customers—further information

Maturity analysis

        The analysis by maturity, shown in the accompanying tables and chart, show that approximately 40% of lendings to customers have a maturity of more than five years, the majority of which are mortgages.

Maturity analysis of loans and advances to customers

	On demand (a)	Not more than three months	Over three months but not more than one year	Over one year but not more than five years	Over five years	Total
	(£ millions)
At 31st December 2002
Banking business:
UK
Corporate lending (b)	8,340	7,047	5,604	14,251	10,519	45,761
Other lending from UK offices	2,416	6,693	6,135	10,919	63,976	90,139

Total UK	10,756	13,740	11,739	25,170	74,495	135,900
Other European Union	856	1,976	2,187	2,945	4,615	12,579
United States	—	768	1,227	2,451	1,692	6,138
Rest of the World	439	2,859	1,370	605	326	5,599

Total banking business	12,051	19,343	16,523	31,171	81,128	160,216
Total trading business	2,409	41,247	1,392	91	37	45,176

	14,460	60,590	17,915	31,262	81,165	205,392

At 31st December 2001
Banking business:
UK
Corporate lending (b)	8,335	6,344	7,165	11,522	9,588	42,954
Other lending from UK offices	2,533	6,447	6,559	10,155	55,606	81,300

Total UK	10,868	12,791	13,724	21,677	65,194	124,254
Other European Union	1,251	2,475	1,550	2,277	3,155	10,708
United States	—	1,237	1,541	2,348	1,488	6,614
Rest of the World	1,089	1,820	2,670	823	1,014	7,416

Total banking business	13,208	18,323	19,485	27,125	70,851	148,992
Total trading business	1,977	29,733	2,398	132	—	34,240

	15,185	48,056	21,883	27,257	70,851	183,232

Notes

(a)
Overdrafts are included in the "on demand" category.

(b)
In the UK, finance lease receivables are included in Other Lending although some leases are to corporate customers.

Interest rate sensitivity of loans and advances to customers

	At 31st December 2002
	Fixed rate	Variable rate	Total
	(£ millions)
Banking business:
UK	41,332	94,568	135,900
Other European Union	2,876	9,703	12,579
United States	314	5,824	6,138
Rest of the World	4,351	1,248	5,599

Total banking business	48,873	111,343	160,216
Total trading business	20,204	24,972	45,176

	69,077	136,315	205,392

Geographic and industry analysis

        In the analyses below, overseas customers are customers resident outside the country in which the lending business is based.

Loans and advances to customers in offices in the UK—banking business

	At 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Financial institutions	6,158	5,616	4,215	4,118	1,839
Agriculture, forestry and fishing	1,747	1,626	1,689	1,693	1,612
Manufacturing	6,435	6,766	7,573	6,954	6,840
Construction	1,825	1,779	1,666	1,331	1,227
Property	5,695	5,600	5,130	3,689	3,205
Energy and water	1,290	1,153	1,120	613	668
Wholesale and retail distribution and leisure	7,858	7,571	7,531	6,455	6,778
Transport	2,366	1,894	1,353	1,270	1,164
Communications	694	368	180	345	261
Business and other services	11,693	10,581	9,894	8,415	7,549
Home loans	58,436	50,945	47,235	18,316	16,580
Other personal	21,357	19,678	18,200	15,673	14,376
Overseas customers	6,201	6,472	5,024	4,711	3,056

	131,755	120,049	110,810	73,583	65,155
Finance lease receivables	4,145	4,205	4,504	5,094	5,279

	135,900	124,254	115,314	78,677	70,434

        The majority of the growth in the UK occurred in home loans, where balances increased 15% to £58.4bn. Other personal loans in the UK increased in part due to the acquisition of the UK card business of Providian (£470m).

Loans and advances to customers in offices in other European Union countries—banking business

	At 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Financial institutions	371	500	436	178	220
Agriculture, forestry and fishing	165	240	303	223	109
Manufacturing	1,422	1,317	1,420	1,322	975
Construction	314	298	261	193	148
Property	137	241	182	144	182
Energy and water	367	282	372	145	114
Wholesale and retail distribution and leisure	215	283	140	207	323
Transport	252	318	172	119	133
Communications	173	185	83	37	9
Business and other services	1,648	1,679	1,284	918	1,433
Home loans	6,243	3,871	4,436	1,029	932
Other personal	721	661	582	505	500
Overseas customers	384	685	381	462	358

	12,412	10,560	10,052	5,482	5,436
Finance lease receivables	167	148	151	494	503

	12,579	10,708	10,203	5,976	5,939

Loans and advances to customers in offices in the United States—banking business

	At 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Financial institutions	1,036	1,053	616	320	527
Agriculture, forestry and fishing	3	—	—	1	1
Manufacturing	842	1,553	1,123	727	592
Construction	31	24	—	—	12
Property	15	21	30	69	80
Energy and water	2,229	1,567	1,440	1,168	645
Wholesale and retail distribution and leisure	141	160	214	138	323
Transport	1,248	931	580	356	53
Communications	46	66	88	166	383
Business and other services	441	901	2,174	1,000	1,471
Home loans	—	—	1	1	1
Other personal	—	267	6	58	7
Overseas customers	62	23	56	—	27

	6,094	6,566	6,328	4,004	4,122
Finance lease receivables	44	48	48	44	42

	6,138	6,614	6,376	4,048	4,164

Loans and advances to customers in offices in the Rest of the World—banking business

	At 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Loans and advances	5,566	7,384	8,920	8,316	2,883
Finance lease receivables	33	32	30	28	28

	5,599	7,416	8,950	8,344	2,911

        £1.4bn of the reduction in the Rest of the World balance arose from the reorganisation of the Group's Caribbean business.

Total loans and advances to customers

	At 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Banking business	160,216	148,992	140,843	97,045	83,448
Trading business	45,176	34,240	23,198	21,562	13,611

	205,392	183,232	164,041	118,607	97,059

        Of the total loans and advances to customers, reverse repos were £42.5bn (31st December 2001: £29.7bn).

Loans and advances to banks—further information

Maturity analysis of loans and advances to banks

	At 31st December 2002
	On demand	Not more than three months	Over three months but not more than one year	Over one year but not more than five years	Over five years	Total
	(£ millions)
Banking business:
UK	423	2,742	648	7,518	179	11,510
Other European Union	222	1,689	84	31	128	2,154
United States	14	110	118	14	—	256
Rest of the World	262	890	376	3	—	1,531

Total banking business	921	5,431	1,226	7,566	307	15,451
Total trading business	1,052	38,693	3,060	—	—	42,805

	1,973	44,124	4,286	7,566	307	58,256

	At 31st December 2001
	On demand	Not more than three months	Over three months but not more than one year	Over one year but not more than five years	Over five years	Total
	(£ millions)
Banking business:
UK	723	1,244	1,302	3,766	81	7,116
Other European Union	535	1,397	59	49	238	2,278
United States	12	342	489	87	—	930
Rest of the World	490	1,202	230	2	—	1,924

Total banking business	1,760	4,185	2,080	3,904	319	12,248
Total trading business	2,357	31,808	1,517	11	—	35,693

	4,117	35,993	3,597	3,915	319	47,941

Interest rate sensitivity of loans and advances to banks

	At 31st December 2002
	Fixed rate	Variable rate	Total
	(£ millions)
Banking business:
UK	6,493	5,017	11,510
Other European Union	1,830	324	2,154
United States	30	226	256
Rest of the World	1,212	319	1,531

Total banking business	9,565	5,886	15,451
Total trading business	24,929	17,876	42,805

	34,494	23,762	58,256

Country risk

Exposure to countries subject to International Monetary Fund liquidity support programmes

        The table below provides data on total country exposure, which includes both cross-border and local currency obligations. Exposure includes amounts outstanding plus commitments, and is net of provisions. The sample of countries is based on those that make significant use of IMF liquidity support programmes, i.e. those drawing more than Special Drawing Rights 2bn.

	At 31st December
	2002	2001	2000
	(£ billions)
Europe
Turkey	0.1	0.2	*

Asia
Indonesia	0.1	0.1	0.1
South Korea	*	*	0.2
Thailand	*	*	0.1

	0.1	0.1	0.4
Latin America
Argentina	0.1	0.3	0.9
Brazil**	0.2	0.7	*

	0.3	1.0	0.9

Total	0.5	1.3	1.3

Comprising of:
Banks	0.2	0.7	0.8
Governments/sovereigns	0.1	0.1	0.1
Corporates and project financings	0.2	0.5	0.4

	0.5	1.3	1.3

*
Did not make significant use of IMF Liquidity support programmes at the end of the period.

**
£0.1 billion of this total relates to local currency exposure.

Loans and advances to borrowers in currencies other than the local currency of the borrower

        The world-wide operations of the Group involve significant exposures in non-local currencies. These cross-border exposures are controlled through a well-developed system of country limits, which are frequently reviewed to avoid concentrations of transfer, economic or political risks.

        The US SEC requires that Barclays report those exposures denominated in currencies other than the borrower's local currency. These outstandings exclude finance provided within the Group, and are based on the country of domicile of the borrower or guarantor of ultimate risk. They comprise loans and advances to customers and banks (including placings), finance lease receivables, interest bearing investments, acceptances, other monetary assets and on-balance sheet amounts arising from off-balance sheet financial instruments.

        At 31st December 2002, the countries where these outstandings exceeded 1% of total Group assets were United States, Germany and France. Exposures to these countries amounted to £32,105m at 31st December 2002 (2001: £20,715m). Further detail is provided in the table below.

Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets

At 31st December 2002	As % of assets	Total	Banks and other financial institutions	Governments and official institutions	Commercial industrial and other private sector
	%	(£ millions)
United States	4.2	17,140	9,672	1	7,467
Germany	2.5	10,094	9,841	7	246
France	1.2	4,871	4,484	24	363
At 31st December 2001
United States	2.3	8,294	4,878	—	3,416
Germany	2.3	8,218	8,031	1	186
France	1.2	4,203	3,088	22	1,093
At 31st December 2000
Germany	2.4	7,505	6,829	554	122
United States	1.9	6,104	3,125	5	2,974
Japan	1.1	3,493	2,721	96	676

Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this is between 0.75% and 1% of total Group assets.

        At 31st December 2002, Netherlands and Ireland had cross-currency outstanding of between 0.75% and 1% of total Group assets, amounting to £7,552m. At 31st December 2001, Japan and Netherlands had cross-currency outstandings of between 0.75% and 1% of total Group assets, amounting to £5,774m. At 31st December 2000, Netherlands and France had cross-currency outstandings of between 0.75% and 1% of total Group assets, amounting to £5,745m.

Potential credit risk lendings

Potential credit risk lendings (PCRL's) comprise non-performing loans (NPL's) and potential problem loans (PPL's). NPL's are loans where the customers have failed to meet their commitments, either in part or in whole. PPL's are loans which are current as to payment of principal and interest, but where there exists serious doubt as to the ability of the borrowers to comply with repayment terms in the near future.

        The tables and charts that follow present an analysis of potential credit risk lendings consistent in total with UK guidelines and practice, although more detail is provided to meet SEC guidelines. Further disclosure is made to record loans where interest is accrued but is being suspended or where specific provisions have been raised. Normal US banking practice would be to place such loans on non-accrual status. The amounts are stated before deduction of the value of security held, the specific provisions carried or interest suspended, all of which might reduce the impact of an eventual default, should it occur. The geographical presentation is based on the location of the office recording the transaction.

Non-performing loans

	2002	2001 restated	2000 restated	1999	1998
	(£ millions)
Non-accrual lendings:
UK	1,557	1,292	1,223	1,007	985
Other European Union	108	90	96	122	208
United States	744	306	119	47	38
Rest of the World	133	235	101	75	36

Accruing lendings where interest is being suspended:
UK	472	386	351	326	266
Other European Union	44	30	36	19	26
United States	—	—	—	—	—
Rest of the World	95	145	109	91	92

Other accruing lendings against which provisions have been made:
UK	606	660	474	423	457
Other European Union	27	20	71	42	74
United States	—	11	2	38	10
Rest of the World	44	43	76	50	50

Subtotals:
UK	2,635	2,338	2,048	1,756	1,708
Other European Union	179	140	203	183	308
United States	744	317	121	85	48
Rest of the World	272	423	286	216	178

Accruing lendings 90 days overdue, against which no provisions have been made:
UK	687	621	695	343	309
Other European Union	3	—	1	—	2
United States	—	—	—	—	—
Rest of the World	—	27	17	18	17

Reduced rate lendings:
UK	4	4	6	6	7
Other European Union	—	—	—	—	—
United States	—	—	—	—	—
Rest of the World	2	1	—	2	—

Total non-performing loans:
UK	3,326	2,963	2,749	2,105	2,024
Other European Union	182	140	204	183	310
United States	744	317	121	85	48
Rest of the World	274	451	303	236	195

Total	4,526	3,871	3,377	2,609	2,577

Potential problem loans

	2002	2001	2000	1999	1998
	(£ millions)
UK	993	968	728	648	590
Other European Union	2	2	2	23	24
United States	241	369	313	5	4
Rest of the World	68	63	64	35	68

Total	1,304	1,402	1,107	711	686

        UK non-performing loans increased by £363m to £3,326m primarily reflecting increases in the large corporate sector. These included loans to foreign borrowers made in the UK and were spread across a number of sectors, with telecommunications and energy being prominent. There were also additions from UK middle market business customers.

        US non-performing loans increased by £427m to £744m reflecting the continued difficult economic conditions faced by the telecommunications and energy sectors. US potential problem loans fell by £128m to £241m primarily due to the reclassification of balances into the non-performing categories.

        Other European Union non-performing loans increased from £140m to £182m. In the Rest of the World they fell to £274m, a decrease of £177m, primarily reflecting the reorganisation of the Group's Caribbean business in October 2002.

Interest forgone on non-performing loans

        The total interest income that would have been recognised under the original contractual terms of the non-performing loans in 2002 was £275m (2001: £279m) of which £209m (2001: £210m) related to domestic lending and £66m (2001: £69m) related to foreign loans.

        Interest income of approximately £22m (2001: £50m) from such loans was included in profit, of which £21m (2001: £33m) related to domestic lending and the remainder to foreign lending.

        Ratios of provisions to non-performing loans and PCRL's appear in the next section, following the discussion of provisions.

Provisions for bad and doubtful debts

Barclays policy is to provide for credit losses when it considers that recovery is doubtful. The provision is made up of two components, a specific provision and a general provision. Risk managers continuously review the quality of the exposures based on their knowledge of the customer or counterparty, and developments in the industry and country of operation.

        During 2002, credit conditions were less favourable than for several years and some sectors experienced difficulties. These circumstances are reflected in the bad debt charge for the year as set out in the table below. The net charge rose by 29% to £1,484m, an increase of £335m. New and increased specific provisions were 19% higher at £1,719m. Releases and recoveries together decreased by 15% at £233m.

        The greater part of this increase occurred in Barclays Capital (£231m) and in the South American Corporate Banking (£96m) portfolios. The increase in provisions at Barclays Capital reflected difficult economic conditions, mainly in the telecommunications and energy sectors, particularly in the US. The deterioration in the second half of 2002 was largely in existing non-performing loans. The increase in South American Corporate Banking mainly related to Argentina.

        Business Banking sustained an 8% increase in its bad debt provision charge, broadly in line with expectations. The charge for Barclaycard was £402m, 7% higher reflecting the acquisition of Providian UK and organic growth in average extended credit balances of 9%. Within Personal Financial Services, the provision charge fell by 13%, reflecting in part improvements in risk management.

Analysis of provision charges for bad and doubtful debts

	As at 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Net specific provision charge/(release)*
UK	1,041	964	688	568	501
Other European Union	14	20	12	1	(4)
United States**	385	136	17	34	(10)
Rest of the World	46	45	60	32	5

Total net specific provision charge	1,486	1,165	777	635	492
General provision charge/(release)	(2)	(16)	40	(14)	—

	1,484	1,149	817	621	492

*
The geographical analysis of provisions is based on the location of the office recording the transaction.

**
The US charge includes provisions raised against Argentinean exposures booked in the US.

Analysis of provision balances for bad and doubtful debts

	As at 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Specific provision*
UK	1,790	1,605	1,343	1,083	937
Other European Union	84	89	112	131	220
United States**	257	89	20	23	23
Rest of the World	130	188	118	74	35

Total specific provision	2,261	1,971	1,593	1,311	1,215
General provision	737	745	760	672	728

	2,998	2,716	2,353	1,983	1,943

Average loans and advances for the year (excluding trading business)	174,764	157,904	122,333	106,488	101,338
(including trading business)	256,789	223,221	176,938	147,139	145,749

*
The geographical analysis of provisions is based on the location of the office recording the transaction.

**
The US balance includes provisions held against Argentinean exposures booked in the US.

Provisioning approach

        General provisions reflect losses that, although not specifically identified, are known from experience to be present in the lending portfolio at the balance sheet date.

        These provisions are adjusted at least half yearly by an appropriate charge or release of general provisions based on statistical estimates. The general provisions take Risk Tendency (statistically expected losses) into account, based on models that are systematically updated to reflect evolving loss experience.

        See Credit risk management on pages 27 to 28 for a fuller description of Risk Tendency.

Specific provisions are raised for:

  •
  Individual counterparties when the Group considers that the creditworthiness of a borrower or counterparty has undergone deterioration such that the recovery of the whole or part of an outstanding advance is in serious doubt.

  •
  Homogeneous portfolios comprised of large numbers of individually small lendings, where the characteristics of the portfolio permit statistical models to be used in estimating specific provisions. These statistical models are consistent with the Group's policy of raising provision when recovery is doubtful. These provisions are raised in parts of Personal Financial Services, Woolwich, Barclays Private Clients, Barclaycard and Business Banking.

        Write-off occurs immediately to the extent that the whole or part of the debt is considered unrecoverable.

Treatment of interest on debts that have specific provisions

        If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. Although interest continues to be charged to the customer's account, the amount suspended is netted against the relevant loan. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured. If the collection of interest is considered remote, interest is no longer applied.

Treatment of collateral assets acquired in exchange for advances

        Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The assets acquired are recorded at the carrying value of the original advance as at the date of the exchange. Any impairment is accounted for as a specific provision.

Bad debt provisions charge ratios

	Year ended 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Provisions charge as a percentage of average loans and advances for the year (excluding trading business):
Specific provisions	0.85	0.74	0.64	0.60	0.49
General provisions	—	(0.01)	0.03	(0.02)	—

	0.85	0.73	0.67	0.58	0.49

Amounts written off (net of recoveries)	0.64	0.53	0.47	0.52	0.40

Provisions charge as a percentage of average loans and advances for the year (including trading business):
Specific provisions	0.58	0.52	0.44	0.43	0.34
General provisions	—	—	0.02	(0.01)	—

	0.58	0.52	0.46	0.42	0.34

Amounts written off (net of recoveries)	0.43	0.37	0.32	0.38	0.28

Provisions balance ratios

	As at 31st December
	2002	2001	2000	1999	1998
	(%)
Provisions balance at end of year as a percentage of loans and advances at end of year (excluding trading business):
Specific provision	1.29	1.22	1.06	1.19	1.17
General provision	0.42	0.46	0.51	0.61	0.70

	1.71	1.68	1.57	1.80	1.87

Provisions balance at end of year as a percentage of loans and advances at end of year (including trading business):
Specific provision	0.86	0.85	0.79	0.83	0.90
General provision	0.28	0.32	0.38	0.42	0.54

	1.14	1.17	1.17	1.25	1.44

Movements in provisions for bad and doubtful debts

	Year ended 31st December
	2002	2001	2000	1999	1998
	(£ millions)
Provisions balance at beginning of year	2,716	2,353	1,983	1,943	1,850
Acquisitions and disposals	(11)	46	119	(10)	—
Exchange and other adjustments	(77)	(1)	4	(13)	6
Amounts written off:
UK	(950)	(814)	(595)	(546)	(520)
Other European Union	(31)	(36)	(45)	(44)	(45)
United States	(215)	(94)	(26)	(40)	(7)
Rest of the World	(24)	(29)	(17)	(21)	(9)

	(1,220)	(973)	(683)	(651)	(581)

Recoveries (analysed below)	106	142	113	93	176

Subtotal	1,514	1,567	1,536	1,362	1,451
Provisions charged against profit
New and increased specific provisions:
UK	1,210	1,157	843	768	753
Other European Union	33	35	35	27	32
United States	404	173	27	45	11
Rest of the World	72	75	76	47	23

	1,719	1,440	981	887	819

Releases of specific provisions:
UK	(81)	(87)	(55)	(115)	(96)
Other European Union	(12)	(10)	(17)	(22)	(32)
United States	(10)	(10)	(6)	(7)	(8)
Rest of the World	(24)	(26)	(13)	(15)	(15)

	(127)	(133)	(91)	(159)	(151)

Recoveries:
UK	(88)	(106)	(100)	(85)	(156)
Other European Union	(7)	(5)	(6)	(4)	(4)
United States	(9)	(27)	(4)	(4)	(13)
Rest of the World	(2)	(4)	(3)	—	(3)

	(106)	(142)	(113)	(93)	(176)

Net specific provisions charge	1,486	1,165	777	635	492
General provision charge/(release)*	(2)	(16)	40	(14)	—

Net charge to profit	1,484	1,149	817	621	492

Provisions balance at end of year	2,998	2,716	2,353	1,983	1,943

*
An analysis of the movement in general provisions is shown in note 17 to the accounts.

Provisions charge for bad and doubtful debts by industry

	Net specific provision for the year					Specific provisions at 31st December
	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
	(£ millions)
UK:
Banks and other financial institutions	1	(2)	7	10	11	1	5	7	9	14
Agriculture, forestry and fishing	(1)	6	6	4	(5)	7	13	11	7	4
Manufacturing	80	62	8	4	15	98	49	43	48	41
Construction	41	12	7	4	(7)	35	6	8	7	10
Property	8	3	1	(5)	(20)	9	8	8	8	12
Energy and water	22	1	8	—	—	28	10	8	2	2
Wholesale and retail distribution and leisure	37	44	21	34	(10)	54	60	42	42	18
Transport	7	6	2	4	(1)	7	6	4	4	2
Communications	16	1	—	—	1	15	1	1	1	1
Business and other services	62	75	27	14	(7)	92	77	40	34	43
Home loans	4	8	10	5	(4)	53	60	61	39	35
Other personal	748	782	577	504	376	1,343	1,252	1,041	830	664
Overseas customers (a)	13	(34)	6	(22)	152	39	52	58	41	88
Finance lease receivables	3	—	8	12	—	9	6	11	11	3

	1,041	964	688	568	501	1,790	1,605	1,343	1,083	937
Foreign	445	201	89	67	(9)	471	366	250	228	278

	1,486	1,165	777	635	492	2,261	1,971	1,593	1,311	1,215

Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
	(£ millions)
UK:
Banks and other financial institutions	2	3	13	14	16	—	3	4	2	12
Agriculture, forestry and fishing	4	7	6	6	2	2	2	2	3	7
Manufacturing	72	65	30	20	28	22	11	16	12	12
Construction	15	16	8	12	12	3	2	2	3	5
Property	10	5	5	9	17	2	1	3	7	22
Energy and water	4	1	2	—	—	1	—	—	—	—
Wholesale and retail distribution and leisure	53	35	34	35	25	11	9	12	17	45
Transport	7	4	3	4	2	1	—	1	1	1
Communications	2	—	—	1	—	—	—	—	—	—
Business and other services	65	57	33	43	36	13	9	11	12	27
Home loans	11	14	15	3	8	1	4	3	2	4
Other personal	692	599	435	363	254	31	29	28	24	21
Overseas customers (a)	9	2	7	31	120	—	35	17	1	—
Finance lease receivables	4	6	4	5	—	1	1	1	1	—

	950	814	595	546	520	88	106	100	85	156
Foreign	270	159	88	105	61	18	36	13	8	20

	1,220	973	683	651	581	106	142	113	93	176

Note

(a)
includes amounts in 1998 in respect of Russian counterparties recorded in the UK.

Total provision coverage of total non-performing loans

	2002	2001	2000	1999	1998
	(%)
UK	73.5	74.9	72.9	81.1	78.4
Other European Union	71.4	78.6	72.1	94.5	95.2
United States	43.7	61.8	81.0	74.1	104.2
Rest of the World	65.0	59.2	64.7	50.4	45.1

Total	68.0	72.1	72.4	79.1	78.4

Total provision coverage of total potential credit risk lendings (NPL's and PPL's)

	2002	2001	2000	1999	1998
	(%)
UK	56.6	56.4	57.7	62.0	60.7
Other European Union	70.7	77.5	71.4	84.0	88.3
United States	33.0	28.6	22.6	70.0	96.2
Rest of the World	52.0	51.9	53.4	43.9	33.5

Total	52.8	52.9	54.5	62.1	61.9

        Geographically, the specific provision is allocated according to the location of the office recording the transaction. Similarly, the general provision is allocated according to the characteristics of the loans in each geographic area.

        Another useful way of assessing provision balances is to recognise that specific provisions are created to cover non-performing loans, whereas general provisions relate to as yet unidentified losses on performing lendings. The following table provides an analysis of provision balances on this basis.

Ratios of general and specific provision balances

	2002	2001	2000	1999	1998
	(%)
Specific provisions coverage of non-performing loans
Specific provisions/Non-performing loans	50.0	50.9	47.2	50.2	47.1
General provisions coverage of performing loans
General provisions/Performing loans	0.28	0.33	0.38	0.43	0.55

        The ratio of general provisions to performing loans declined in 2001 with the acquisition of Woolwich plc, a portfolio consisting predominantly of secured residential mortgage loans needing comparatively low general provisions. These ratios include both trading and banking books. Performing loans comprise gross loans and advances to banks and customers (banking and trading) less non-performing loans.

Market risk management

Market risk is the risk that the Group's earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates including credit spreads, foreign exchange rates, equity prices and commodity prices.

Market risk management and control responsibilities

        The market risk management policies of the Group are determined by the Group Risk Oversight Committee, which also recommends overall market risk appetite to the Board Risk Committee. The Group's policy is that exposure to market risk arising from trading activities is concentrated in Barclays Capital and that residual market risk in other parts of the bank is tightly controlled and significantly limited.

        The Group Market Risk Director is responsible for the effectiveness and efficiency of the Group's market risk control framework, and is assisted by risk management departments in the Group's businesses and a central market risk management team.

        The Group Risk Oversight Committee allocates a total Daily Value at Risk (DVaR) limit for the Group and delegates the day to day control and monitoring of market risk to the Group Market Risk Director, who sets limits for each business area. To assist this process, a market risk report is produced daily which summarises the Group's market risk exposures against agreed limits. Data for this report is supplied by the business areas. This daily report is sent to the Group Risk Director, the Group Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

        A more detailed market risk report is presented each month by the Group Market Risk Director to the Group Risk Oversight Committee. This report brings to the attention of all Committee members current Group market risk exposures and issues along with relevant background information.

        Each business area of the Group is accountable for identifying, measuring and managing all market risks associated with its activities. In managing market risk, businesses must consider asset liquidity risk and funding liquidity risk where these issues are relevant.

Market risk measurement

        Barclays uses the DVaR measure as the primary mechanism for controlling market risk. DVaR is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, only twice in every one hundred business days.

        Where DVaR does not adequately measure the risk, alternative methods are used such as Annual Earnings at Risk. Annual Earnings at Risk measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one year period. This rate shock is consistent with the standardised rate shock recommended by the Basel II framework for assessing banking book interest rate risk.

        To facilitate the identification, measurement, control and reporting of market risk, Barclays has categorised market risk into three broad categories as described below:

(i)    Trading market risk

        Trading includes transactions where Barclays Capital acts as principal with clients or with the market. A detailed analysis of this risk is provided below.

(ii)    Asset and liability management

        The Group encounters risks in managing its assets and liabilities. A detailed analysis of these risks is covered in the Treasury asset and liability Management section on pages 51 to 54.

(iii)    Other market risks

        In some instances, the Group incurs market risks that do not fit into the above categories. The principal risks of this type are Asset Management Structural Market Risk and Defined Benefit Pension Scheme Risk. These are covered below.

Trading market risk

        As mentioned earlier, the Group's policy is to concentrate trading activities in Barclays Capital. Trading includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the Trading book and the Banking book as defined for regulatory purposes.

        In anticipation of future customer demand, the Group maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Group requirements. Barclays Capital takes principal positions in the interest rate including credit spread, foreign exchange, equity and commodity markets based on expectations of customer demand or a change in market conditions.

        Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see pages 49 to 50.

Risk control

        In Barclays Capital, the formal process for the management of risk is through the Barclays Capital Risk Management Committee. Day to day responsibility for managing exposure to market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management Unit that operates independently of the trading areas. Daily DVaR utilisation reports are produced across the main business areas and the five main risk factor categories, namely interest rate, credit spread, foreign exchange, equity and commodity risk.

        Any DVaR excess at the business level, risk factor level or total level, along with the relevant background information and proposed way forward, is reported to the senior management of Barclays Capital and the Group Market Risk Director. The Group Market Risk Director will present these DVaR excesses to the Group Risk Oversight Committee.

        As DVaR does not provide a direct indication of the potential size of losses that could arise in extreme conditions, Barclays Capital uses a number of complementary techniques for controlling market risk. These include revenue loss triggers and stress tests. The latter are based on both historical and hypothetical extreme movements of market prices and are reviewed as part of the detailed market risk presentation at the fortnightly Traded Products Risk Review meeting. The attendees at this meeting include the senior management of Barclays Capital, the Group Risk Director, the Group Market Risk Director and the Group Treasurer. The meeting is chaired by the Chief Executive of Barclays Capital.

        If the potential loss indicated by a stress test exceeds an agreed trigger level, then the positions captured by the stress test are reviewed and discussed by Barclays Capital Market Risk and the respective Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Group Market Risk Director.

Risk measurement

        Barclays Capital calculates DVaR using the historical simulation method with an historical sample of two years. As stated above, the calculation assumes a one-day holding period and is performed to the 98% level of confidence.

        The interest rate DVaR methodology maps interest rate exposures into government and non-governments (six credit grades and interest rate swaps). This allows the measurement process to discriminate between the market risk of holding bonds with different credit qualities, for example AAA securities as against non-investment grade securities. In particular, it shows the effectiveness of hedging strategies such as shorting government bonds or swaps against non-government bond portfolios.

        For a non-government interest rate instrument, the total interest rate is separated into the government interest rate for the equivalent maturity and the credit spread. The credit spread is the premium for holding non-government paper, and is the difference between the total interest rate and the appropriate government interest rate. This approach allows the interest rate risk (due to changes in the government interest rates) to be measured separately from credit spread risk (due to changes in credit spreads).

        The DVaR numbers shown in the table below are all based on the above methodology.

Analysis of market risk exposures

        Barclays Capital's market risk exposure increased in 2002 compared to 2001, due mainly to interest rate opportunities taken in the second half of 2002. The year-end DVaR for 2002 was £25.8m (2001: £21.3m).

Barclays Capital DVaR: Summary table for 2002 and 2001

	Twelve months to 31st December 2002			Twelve months to 31st December 2001
	Average	High (b)	Low (b)	Average restated	High (b) restated	Low (b) restated
	(£ millions)
Interest rate risk	21.7	34.5	10.0	14.9	24.1	7.6
Credit spread risk	9.4	12.5	6.0	8.8	14.7	4.6
Foreign exchange risk	2.9	4.4	1.9	2.3	6.2	0.6
Equities risk	3.6	5.4	2.1	3.3	6.4	2.1
Commodities risk	1.8	3.3	0.8	1.7	4.3	0.6
Diversification effect	(16.2)			(12.5)

Total DVaR	23.2	35.7	13.4	18.5	25.4	11.3

Notes

(a)
Restatements of interest rate DVaRs, total DVaRs and diversification effect reflect the move to a methodology that identifies credit spread risk separately.

(b)
The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.

Trading revenue and back-testing

        The histogram below shows the distribution of market risk daily trading revenue for Barclays Capital in 2002. Market risk daily trading revenue includes all primary (net fees and commissions) and secondary (net interest income and dealing profits) income. The average daily revenue was £8.7m. There were 238 positive revenue days out of 252.

        Barclays recognises the importance of assessing the effectiveness of DVaR. The main approach employed is the technique known as back-testing, which counts the number of days when trading related losses are bigger than the estimated DVaR figure. The regulatory standard for back-testing is to measure DVaR assuming a one day holding period with a 99% level of confidence. For Barclays Capital's regulatory trading book, there were two instances in 2002 of a daily trading revenue loss exceeding the corresponding back-testing DVaR. This is the same result as recorded for 2001.

Other market risks

Asset management structural market risk

        Asset management structural market risk is the risk that fee and commission income is affected by a change in equity market levels. It affects Barclays Private Clients' assets under management, Barclays Life, Woolwich Life and Barclays Global Investors. This risk is measured using Annual Earnings at Risk (AEaR) where the potential reduction in income is measured over a year. For more detail on AEaR, see market risk measurement on page 44. As at end 2002, the AEaR relating to UK indices was £120m, while the AEaR relating to non-UK indices was £60m. In both cases, a 25% reduction in stock market prices was assumed. These AEaR numbers were broadly unchanged from the end 2001 AEaR numbers.

Defined benefit pension scheme risk

        Defined benefit pension scheme risk arises if the Group has to increase its level of funding for the final salary schemes. This would occur if the value of the assets was insufficient over time to cover the projected liabilities. Information on the current position is given in notes 5 and 62.

Disclosures about certain trading activities including non-exchange traded contracts

The US Securities and Exchange Commission requires disclosures to be provided in relation to certain trading activities, particularly energy trading and commodity trading which covers non-exchange traded contracts.

        The Group delivers a fully integrated service to clients for base metals, precious metals, energy products (covering gas, oil and oil-related products) and UK Power through Barclays Capital. The base and precious metals business enters into outright metal purchase and sales transactions as well as the associated "over the counter' (OTC) and exchange traded derivatives. The energy business deals in commodity derivative contracts but does not maintain any physical exposures. Structured products are also developed and offered in respect of energy, base and precious metal commodities. In August 2002, the UK Power team commenced trading in power physical forward contracts.

        The Group's commodity business has continued to expand as market conditions allow, both through the addition of new products in the UK Power market, and the continuing growth in the existing metals and energy trading volumes. In 2002, the total commodities business (including exchange trading) contributed £89m to dealing profits (2001: £38m) and resulted in assets of £844m in respect of physical commodity positions as at 31st December 2002 (2001: £1,257m) and net assets of £40m (2001: net liabilities of £45m) relating to the fair value of derivative contracts.

        The Group's principal commodity related derivative contracts are swaps, options, forwards and futures, which are similar in nature to such non-commodity related contracts. Commodity derivatives contracts are specified in terms of commodity specification and delivery location as well as forward date and notional values.

        The fair values of commodity physical and derivative positions are determined through a combination of recognised market observable prices, exchange prices and established inter commodity relationships. In common with all derivatives, the fair value of OTC commodity derivative contracts is either determined using a quoted market price or by using valuation models. Where a valuation model is used, the fair value is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are either determined using market parameters such as commodity price curves, commodity volatilities, interest rate yield curves and foreign exchange rates, or derived from historical or other market prices.

        Fair values generated by models are independently validated with reference to market price quotes, or price sharing with other institutions. However, where no observable market parameter is available then instrument fair value will include a provision for the uncertainty in that parameter based on sale price or subsequent traded levels.

        Discounting of expected cash flows back to present value is achieved by constructing discount curves from the market price of observable interest rate products, such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), future administration costs associated with ongoing operational support of products, the cost of exiting illiquid or significant positions, as well as the cost of trading out of a position (all positions are marked to mid-market and hence the bid/offer cost would be incurred).

        The tables on page 48 analyse the fair value of the commodity derivative contracts at 31st December 2002 by movement over time, source of fair value and investment grade of counterparty.

Movement in fair value of commodity positions

Total
(£ millions)
Fair value of contracts outstanding at 31st December 2001	(45)
Contracts realised or otherwise settled during the period	25
Fair value of new contracts entered into during the period	50
Other changes in fair value	10

Fair values of contracts outstanding at 31st December 2002	40

Source of fair value—commodities

	Fair Value of Contracts at 31st December 2002
	Maturity less than one year	Maturity one to three years	Maturity four to five years	Maturity over five years	Total fair value
	(£ millions)
Prices actively quoted	(17)	13	15	(1)	10
Prices provided by other external sources	—	1	—	—	1
Prices based on models and other valuation methods	8	—	—	—	8
Prices based on other valuation methods	—	—	—	21	21

Total	(9)	14	15	20	40

Analysis of fair value by counterparty investment grade—commodities

Total value 2002
(£ millions)
A– to AAA	(9)
BBB to BBB+	68
Below investment grade	(19)

Total	40

Derivatives

The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities. These instruments are also used to manage the Group's own exposure to fluctuations in interest and exchange rates as part of its asset and liability management activities.

        Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the Market risk management section on pages 44 to 46.

        The policies for derivatives that are used to manage the Group's own exposure to interest and exchange rate fluctuations are outlined in the Treasury asset and liability management section on pages 51 to 54.

        Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group's net interest income, dealing profits, commissions received and other assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

        The Group participates both in exchange traded and OTC derivatives markets.

Exchange traded derivatives

        The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

OTC traded derivatives

        The Group buys and sells financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group's customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default, including the ability to net outstanding balances where the rules of offset are legally enforceable. For further explanation of the Group's policies on netting, see Accounting policies on pages 97 to 103.

Foreign exchange derivatives

        The Group's principal exchange rate related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.

        Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

Interest rate derivatives

        The Group's principal interest rate related contracts are interest rate swaps, forward rate agreements, basis swaps, caps, floors and swaptions. Included in this product category are transactions that include combinations of these features.

        An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

Equity derivatives

        The Group's principal equity related contracts are equity and stock index swaps and options (including warrants, which are options listed on an exchange).

        An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. No principal amounts are exchanged.

        An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Credit derivatives

        The Group's principal credit derivative related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection.

        A credit default swap is a contract where the protection seller receives premium or interest related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset and downgrades by a rating agency.

        A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer in return receives a predetermined amount.

        A description of how credit derivatives are used within the Group is provided on page 92.

Commodity derivatives

        The Group's principal commodity related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are oil, base metals, precious metals, US and UK natural gas, and UK electricity.

        A description of commodity derivatives is provided on page 47.

Treasury asset and liability management

The financial risks relating to the Group's assets and liabilities, comprising liquidity, funding and concentration risks, interest rate risks and exchange rate risks, are actively managed by Group Treasury.

        Group policies are set by the Group Treasury Committee, chaired by the Group Finance Director, which also provides governance and oversight of Group Treasury. Group policy is to centralise asset and liability management within Group Treasury to minimise earnings volatility and meet Group control standards. The Group Treasury Committee sanctions Liquidity and Structural Interest Rate risk limits across the Group and ensures compliance via a limit and control monitoring structure in collaboration with the local asset and liability committees.

Liquidity risk management

        Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn; in particular, its failure to meet obligations to repay depositors and fulfil commitments to lend.

        The Group's overall liquidity policy and control is the responsibility of Group Treasury and is managed to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group's liquidity position was strong at 31st December 2002.

        Barclays is currently unaware of any terms, conditions or circumstances that could significantly impair the Group's ability to raise short or long-term funding. Where investors have the right to put, or Barclays has the right of call, on debt securities in issue at certain dates, the maturity date is taken to be the first date. Investors do not have the ability to initiate the redemption of undated or dated loan capital or other capital instruments, except where stated in note 35.

        Liquidity management within the Group has two main strands. The first is day to day funding, managed by monitoring future cash flows to ensure that requirements can be met. This includes replenishment of existing funds as they mature or are withdrawn to satisfy demands for additional borrowings by customers. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow.

        In order to avoid reliance on a particular group of customers or market sectors, the distribution of sources and maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors' confidence. Such confidence is based on a number of factors including the Group's reputation, the strength of earnings and the Group's financial position.

        An important source of liquidity is our core UK retail deposits, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts are repayable at short notice, maintaining a broad base of customers, both numerically and by depositor type, helps to protect against unexpected fluctuations. Such accounts form a stable deposit base for the Group's operations and liquidity needs.

        Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. There have been a number of significant market events over recent years including corporate scandals in the United States and the turmoil of the dotcom bubble, all resulting in a short-term flight to quality in financial markets. The Group's liquidity has benefited in all cases. The ability to raise funds is in part dependent on maintaining the bank's credit rating, although, except at extremes, a credit downgrade is likely to affect only the price at which funding is available rather than the volume that can be raised.

        Many factors contribute to the credit rating process including assessment of management capability, and the quality of the corporate governance and risk management processes. The Group considers one of the most important factors in preserving its strong credit rating, which is a core ambition, is maintaining a strong capital base and strong regulatory ratios.

        Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by the UK Financial Services Authority. Each operation is required to maintain sufficient access to funds, in terms of maturing assets and proven capacity to borrow in the money markets.

        Additionally, in evaluating the Group's liquidity position, Group Treasury monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

        In overseas markets, day to day liquidity is the responsibility of local treasury management in each territory within the parameters set by Group Treasury and subject to regular reports to Group Treasury in order to maximise the benefits of knowledge gained. Local asset and liability management committees comprising senior local executives and Group Treasury representatives also review liquidity management depending on the size and complexity of the treasury operation.

        For further details see contractual cash obligations and commercial commitments of the Group on page 54.

Interest rate risk management

        Interest rate risk is the risk of loss arising from adverse movements in the level or volatility of market interest rates. The interest rate risk arising from the UK banking operations is aggregated and managed by Group Treasury, which is also responsible for the overall Group position.

        Overall mismatches of fixed rate assets and liabilities are managed in the aggregate by Group Treasury through the use of interest rate swaps and other derivatives. Care is taken to ensure that the management of the portfolio is flexible, as market circumstances and customer requirements can rapidly change the desired portfolio structure. Group Treasury can exercise some discretion within limits prescribed by Group Market Risk with respect to the risk management of these positions and flows.

        The exposure is then passed to the market mainly via independently managed dealing units within Barclays Capital who treat these transactions as part of their normal trading activities, and also via third parties. Risks arising in the Group's other banking operations are managed in a similar way.

        Retail market risk is the risk to earnings from retail products (generally in personal and corporate banking), which can be adversely affected by movements in the level or volatility of market rates and prices and/or customer behaviour. The retail market risk embedded within retail contracts is measured using behavioural models and then converted into wholesale swap and option exposure which is transferred to Group Treasury at an appropriate market rate transfer price. This leaves residual risk within the business to the extent that the wholesale contract does not replicate the customer product behaviour. This risk is controlled by limits set by Group Market Risk.

        Management of the non-trading positions inherent in the Group's balance sheet include the structural interest rate risk associated with interest free deposits, other interest free or fixed rate liabilities as well as the Group's shareholders' funds. The positions arising from these balances are managed by the maintenance of assets with fixed interest rates over several years, including loans and advances to customers and debt securities, and also variable rate assets.

        International banking operations also incur market interest rate risk. Policies for managing this risk are agreed between Group Treasury and Group Market Risk and are applied through Asset and Liability Management Committees (ALCOs). Guidance on the scope and constitution of ALCOs is provided by Group Treasury, who maintain regular contact with the businesses on treasury issues. Compliance with the policy is controlled via a comprehensive financial risk reporting framework including interest rate gap limits or value at risk limits issued by Group Market Risk. These limits allow banking books to be managed by local treasury operations in an orderly fashion, either through Barclays Capital or, where necessary, through local markets.

        The total Group exposure is shown in the form of an interest rate repricing table. This summarises the repricing profile of the Group's assets, liabilities and off-balance sheet exposures at 31st December 2002. It includes non-trading hedges. However, Barclays Capital interest rate risk is disclosed within Trading Market Risk and is therefore excluded.

        This table provides the basis for assessment of the sensitivity of the Group's earnings to interest rate movements. Based on the Group balance sheet as at 31st December 2002, the Group's expected earnings in 2003 would not be significantly affected either by a hypothetical immediate and sustained 1% increase or decrease in interest rates.

        Group risk management activities employing interest rate swaps, currency swaps, basis swaps and other derivatives that are designated as hedges are summarised below. The disclosure relates to derivative components of the Group's hedging programme transferred to the market via internal or external counterparties.

Activity	Risk	Type of hedge
Fixed rate lending and fixed rate investment.	Reduced earnings due to an increase in interest rates.	Pay fixed interest rate swaps and buy interest rate caps.
Fixed rate funding (e.g medium-term note issuance).	Reduced earnings due to a fall in interest rates.	Receive fixed interest rate swaps and buy interest rate floors.
Variable rate assets.	Reduced earnings due to a fall in interest rates.	Receive fixed interest rate swaps and buy interest rate options.
Firm foreign currency commitments (e.g. asset purchases and sales).	Reduced earnings due to changes in exchange rates between arranging a transaction and completion.	Foreign currency transactions.
Managing the Group's risk asset ratios.	Reduced risk asset ratio due to strengthening of foreign currency against sterling.	Currency swaps.

        Interest rate swaps and cross currency interest rate swaps that are used in the management of the non-trading exposures (excepting those within Barclays Capital, where the risk is managed by DVaR) are shown in the table below. These figures are the weighted average pay fixed rates and receive fixed rates by maturity date and nominal amount at 31st December 2002. The nominal amounts below include £2,994m and £317m, in respect of sterling and non-sterling basis swaps respectively. Basis swaps are swaps where both payable and receivable legs are variable. In managing the non-trading exposures relating to capital balances and demand deposits, both on-balance sheet and derivative positions are held.

        The reported figures do not take account of underlying balance sheet items being hedged, the net interest income thereon or their mark to market values.

        The weighted-average receive fixed and pay fixed rates by reset maturity date and nominal amount at 31st December 2002 were as follows:

	Sterling denominated contracts				Non-sterling denominated contracts
	Pay fixed		Receive fixed		Pay fixed		Receive fixed
	Nominal amount	Average rate	Nominal amount	Average rate	Nominal amount	Average rate	Nominal amount	Average rate
	(£m)	(%)	(£m)	(%)	(£m)	(%)	(£m)	(%)
Maturity date:
Not more than three months	2,383	6.42	3,945	5.15	1,238	3.79	779	3.81
Over three months but not more than six months	3,344	5.99	1,300	6.19	175	5.86	607	5.50
Over six months but not more than one year	3,543	6.20	2,251	5.71	1,020	3.73	355	4.59
Over one year but not more than five years	8,645	5.68	18,504	5.86	2,464	6.22	2,327	4.56
Over five years	2,259	6.02	6,177	6.11	1,105	5.07	4,385	6.84

	20,174	5.95	32,177	5.82	6,002	5.07	8,453	5.74

        The weighted-average receive variable and pay variable rates by reset maturity date and nominal amount at 31st December 2002 were as follows:

	Sterling denominated contracts				Non-sterling denominated contracts
	Receive variable		Pay variable		Receive variable		Pay variable
	Nominal amount	Average rate	Nominal amount	Average rate	Nominal amount	Average rate	Nominal amount	Average rate
	(£m)	(%)	(£m)	(%)	(£m)	(%)	(£m)	(%)
Reset maturity date:
Not more than three months	15,020	3.90	25,075	4.12	5,065	2.99	8,104	2.91
Over three months but not more than six months	8,148	4.00	10,096	4.13	1,254	3.30	666	2.56

	23,168	3.94	35,171	4.12	6,319	3.05	8,770	2.89

        The net effect of the derivative positions, in isolation, on net interest income was a credit of £246m (2001: credit of £122m). This included credits of £242m (2001: £93m) and £4m (2001: £29m) for interest rate and exchange rate derivatives respectively.

Foreign exchange risk management

        Corporate and retail banking businesses incur foreign exchange risk in the course of providing services to their customers. The part of this risk that arises in UK operations is transferred directly to and managed by Barclays Capital. In the case of the international operations, Group Market Risk allocates modest foreign exchange open position limits to facilitate the management of customer originated flows. Exposures are reported daily to Group Market Risk. As at 31st December 2002, aggregate DVaR of these businesses for foreign exchange rate risk was immaterial.

Management of foreign currency investments

        Non-trading positions in foreign currencies arise from the currency investments that the Group makes in its overseas businesses. The Group's policy is to manage the currency balance of the funding, financing these investments so as to limit the effect of exchange rate movements on the Group's risk asset ratios. The management of funding investments in overseas branches, subsidiaries, associated undertakings and joint ventures is carried out and reviewed by Group Treasury. The principal structural currency exposures of the Group are set out on page 144.

        These positions, together with the currency composition of tiers 2 and 3 capital and minority interests in tier 1 and tier 2 capital, ensure that movements in exchange rates have little impact on the Group's risk asset ratios. However, exchange rate movements do have an impact on reserves (see Consolidated statement of changes in reserves on page 109). With the positions in place at 31st December 2002, a hypothetical increase of 10% in the value of sterling against all currencies would have led to a fall of some £36m in reserves (2001: £146m).

Additional information on liquidity management

        The tables below give details of the contractual obligations and commercial commitments of the Group as at 31st December 2002.

Contractual cash obligations

	Payments due by period
	Less than one year	One to three years	Four to five years	After five years	Total
	(£ millions)
Long-term debt	206	—	—	4,653	4,859
Capital lease obligations	18	20	47	55	140
Operating leases	176	361	318	2,014	2,869
Unconditional obligations to purchase goods and services obligations	176	312	76	61	625

Total contractual cash obligations	576	693	441	6,783	8,493

        The table above excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities. The maturity of deposits by banks is given in note 27, customer accounts in note 28, and debt securities in issue in note 29.

Other commercial commitments

	Amount of commitment expiration per period
	Less than one year	One to three years	Four to five years	After five years	Total amounts committed
	(£ millions)
Acceptances and endorsements	2,375	90	124	—	2,589
Guarantees and assets pledged as collateral security	12,081	2,245	1,135	582	16,043
Other contingent liabilities	5,884	983	668	379	7,914

Documentary credits and other short-term trade related transactions	311	27	1	1	340
Forward asset purchases and forward forward deposits placed	20	—	—	—	20
Undrawn note issuance and revolving underwriting facilities	—	—	—	—	—
Undrawn formal standby facilities, credit lines and other commitments to lend	79,518	12,454	7,358	1,688	101,018

Total	100,189	15,799	9,286	2,650	127,924

        Further information on guarantees is provided in note 63 on page 185.

Management of other risks

In addition to credit, market and treasury risk, Barclays faces a number of other risks. These risks are managed within the overall risk management framework.

Non-financial risk management

        Non-financial risk, which is inherent in all business activities, is the direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It can occur in any of the Group's businesses and includes errors, omissions, natural disasters and deliberate acts such as fraud. This risk is commonly called operational risk, but Barclays uses the term "Non-financial risk" to emphasise the breadth of issues encompassed by this risk category.

        The Group has established a comprehensive non-financial risk framework to manage the risks included in this broad category. The framework and policies implement the Non-Financial Risk Governance Standards approved by the Board Risk Committee.

        Responsibility for managing non-financial risk is divided between the businesses and the corporate centre. The main responsibility rests with the business units and functional service areas where the risks exist. Business Risk Directors are accountable for the implementation of and compliance with Group standards and policies.

        In the corporate centre, the Group Non-Financial Risk unit, which incorporates Group IT Security, Group Operational Risk, Group Business Continuity Management, Group Insurance and Group Security, have the responsibility through the delegated authority of the Non-Financial Risk Director to establish, maintain and exercise governance over the policies and processes that are encompassed in the framework.

        Measures of performance (key risk indicators) have been established that give the Group Non-Financial Risk unit the ability to monitor the risks against agreed thresholds and challenge business performance where appropriate. This is enhanced by comprehensive reporting from businesses to the corporate centre of both periodic and event-driven data. Specific quarterly reports are prepared and submitted to the Group Risk Oversight Committee and Board Risk Committee.

        The information also feeds into a risk scorecard for each business. During 2003, this will form the basis of an allocation of Economic Capital for non-financial risk, giving each business an incentive to improve its risk control.

        Coupled with the non-financial risk framework, this approach forms the basis of the Group's response to the requirements of the Basel II Capital Accord. In this respect, as in others, Barclays aims to qualify for the Advanced Measurement Approach and the lower level of regulatory capital that this implies.

        It is recognised that non-financial risk cannot be eliminated and that thresholds can be reached where the cost of minimising these risks outweighs the potential benefits. The Group will continue to assess the risks and invest in appropriate management and mitigation systems.

        Assessment of the management of non-financial risk is undertaken by the Group Internal Audit function. This provides executive management and the Board with a view of the adequacy and effectiveness of non-financial risk management, through an avenue outside the hierarchical organisation structure.

Compliance risk management

        Compliance or regulatory risk arises from a failure or inability to comply with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance can lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

        The Group is subject to extensive supervisory and regulatory regimes in the UK, Europe, the USA, the Asia-Pacific region and in the other countries around the world in which it operates. In these many jurisdictions, specific resources and expertise are needed to assist the Group Chief Executive, the Business Heads and others in management to comply with financial services regulation. This is the responsibility of the Group Compliance Director, the Compliance Directors in each of the businesses and the Group Compliance function.

Legal risk management

        The purpose of the legal function is to identify and, in conjunction with business management, manage the legal risks of Barclays. In this context, "Legal risk" includes any of the following types of risk:

  •
  The risk that Barclays businesses will not be conducted in accordance with applicable laws and regulations;

  •
  The risk that contractual arrangements will either not be enforceable as intended or will be enforced against Barclays in an unexpected and adverse way;

  •
  The risk that the tangible and intangible property of Barclays (such as its trade names and copyrights) will not be adequately protected from infringement; and

  •
  The risk that Barclays will be liable for damages to third parties harmed by the conduct of its business.

        The Group identifies and manages legal risk through the effective use of its internal and external legal advisers. The Group General Counsel has responsibility for providing the support necessary to identify, manage and control legal risk across the Group.

Tax risk management

        This is the risk of loss or increased charges associated with changes in, or errors in the interpretation of, taxation rates or law. Responsibility for control of this lies with the Group Taxation Director, reporting to the Group Finance Director, and systems are in place to identify and manage this risk. This includes taking external advice as necessary. The businesses are advised of their obligations to comply with these requirements and also of their tax reporting obligations. Whilst managed centrally, taxation staff are co-located with business areas, in the UK and overseas, where this adds to the effectiveness of risk management.

SECTION 2—RESULTS

Financial data Barclays PLC	57
Business description	60
Financial review	66
Introduction	68
Analysis of results by business	69
Results by nature of income and expense	75
Total assets and liabilities	81
Average balance sheet	82
Capital resources	86
Deposits	88
Short-term borrowings	88
Securities	89
Critical accounting estimates	90
Special purpose entities	91
Other information	93
Economic and monetary union	93
Supervision and regulation	93
Risk factors	94
Auditors' report	96
Consolidated accounts Barclays PLC	97
Accounting policies	97
Accounting presentation	103
Consolidated profit and loss account	105
Statement of total recognised gains and losses	106
Consolidated balance sheet	107
Consolidated statement of changes in reserves	109
Consolidated cash flow statement	110
Parent company accounts	111
Notes to the accounts	112
SEC Form 20-F cross reference and other information	190
Glossary	192
Barclays Bank PLC data	193
US GAAP financial data	203
Shareholder information	204
Dividends on the ordinary shares of Barclays PLC	204
Trading market for ordinary shares of Barclays PLC	205
Shareholdings at 31st December 2002	206
Memorandum and Articles of Association	207
Taxation	208
Exchange controls and other limitations affecting security holders	209
Sub-division of ordinary shares	209
Documents on display	210
Shareholder enquiries	210
Group senior management and principal offices	211

FINANCIAL DATA BARCLAYS PLC

Consolidated profit and loss account summary (a)

	2002	2001 restated	2000 restated	1999 restated	1998 restated
	(£ millions)
Interest receivable	12,044	13,458	11,788	9,320	9,952
Interest payable	5,839	7,492	6,682	4,696	5,644
Profit on redemption/repurchase of loan capital	—	—	2	3	3

Net interest income	6,205	5,966	5,108	4,627	4,311
Fees and commissions receivable	4,454	4,202	3,676	3,201	2,995
Less: fees and commissions payable	(529)	(465)	(320)	(275)	(229)
Dealing profits	833	1,011	677	556	(42)
Other operating income	364	428	353	287	339

Operating income	11,327	11,142	9,494	8,396	7,374

Administration expenses—staff costs	3,755	3,714	3,219	3,057	2,811
Administration expenses—other	2,312	2,303	1,967	1,807	1,829
Depreciation and amortisation	557	537	306	280	275

Operating expenses	6,624	6,554	5,492	5,144	4,915

Operating profit before provisions	4,703	4,588	4,002	3,252	2,459

Provisions for bad and doubtful debts	1,484	1,149	817	621	492
Provisions for contingent liabilities and commitments	1	1	(1)	1	76

Provisions	1,485	1,150	816	622	568

Operating profit	3,218	3,438	3,186	2,630	1,891
Loss from joint ventures	(5)	(1)	(1)	(1)	—
(Loss)/income from associated undertakings	(5)	(8)	(7)	(13)	22
Loss on sale or restructuring of BZW	—	—	—	(30)	(3)
(Loss)/profit on disposal of other Group undertakings	(3)	(4)	214	(108)	4
Write-down of fixed asset investments	—	—	—	—	(4)

Profit on ordinary activities before tax	3,205	3,425	3,392	2,478	1,910
Tax on profit on ordinary activities	(955)	(943)	(901)	(655)	(521)

Profit on ordinary activities after tax	2,250	2,482	2,491	1,823	1,389
Profit attributable to minority and other non-equity interests	(20)	(36)	(46)	(52)	(45)

Profit for the financial year attributable to the members of Barclays PLC	2,230	2,446	2,445	1,771	1,344
Dividends	(1,206)	(1,110)	(927)	(746)	(646)

Profit retained for the financial year	1,024	1,336	1,518	1,025	698

Selected financial statistics

	2002	2001 restated	2000 restated	1999 restated	1998 restated
Earnings per ordinary share	33.7p	36.8p	40.4p	29.6p	22.3p
Dividends per ordinary share	18.35p	16.625p	14.50p	12.50p	10.75p
Dividend cover (times)	1.8	2.2	2.6	2.4	2.1
Attributable profit before tax as a percentage of:
average shareholders' funds	21.0%	23.9%	33.8%	29.2%	23.8%
Attributable profit after tax as a percentage of:
average shareholders' funds	14.7%	17.4%	24.8%	21.5%	17.3%
average total assets (note (b))	0.5%	0.6%	0.8%	0.7%	0.6%
Average US dollar exchange rate used in preparing the accounts	1.50	1.44	1.52	1.62	1.66
Average euro exchange rate used in preparing the accounts	1.59	1.61	1.64	1.52	—

See notes on page 59.

Consolidated balance sheet summary (a)

	2002	2001 restated	2000 restated	1999 restated	1998 restated
	(£ millions)
Assets
Loans and advances to banks and customers	260,572	228,382	198,536	156,194	132,722
Other assets	129,195	113,923	102,489	88,507	77,422

	389,767	342,305	301,025	244,701	210,144
Infrastructure	6,015	6,137	6,450	2,089	2,285

	395,782	348,442	307,475	246,790	212,429
Retail life-fund assets attributable to policyholders	7,284	8,170	8,711	8,040	7,085

Total assets	403,066	356,612	316,186	254,830	219,514

Liabilities
Deposits by banks, customer accounts and debt securities in issue	304,817	273,073	240,607	191,781	161,049
Other liabilities	64,067	50,763	45,715	41,567	39,478

	368,884	323,836	286,322	233,348	200,527

Capital resources
Undated loan capital	6,678	5,054	4,022	1,749	1,742
Dated loan capital	4,859	4,933	3,698	2,848	1,992
Other subordinated liabilities	—	—	—	—	—
Minority and other interests	156	134	250	352	314
Shareholders' funds	15,205	14,485	13,183	8,493	7,854

	26,898	24,606	21,153	13,442	11,902

	395,782	348,442	307,475	246,790	212,429
Retail life-fund liabilities attributable to policyholders	7,284	8,170	8,711	8,040	7,085

Total liabilities and shareholders' funds	403,066	356,612	316,186	254,830	219,514

Weighted risk assets and capital ratios

Weighted risk assets	172,748	158,873	147,040	115,878	109,800
Tier 1 ratio	8.2%	7.8%	7.2%	7.5%	7.3%
Risk asset ratio	12.8%	12.5%	11.0%	11.3%	10.6%

Selected financial statistics

Average shareholders' funds as a percentage of
average total assets (note (b))	3.5%	3.7%	3.2%	3.4%	3.2%
Net asset value per ordinary share	231p	217p	198p	142p	130p
Year-end US dollar exchange rate used in preparing the accounts	1.61	1.45	1.49	1.62	1.66
Year-end euro exchange rate used in preparing the accounts	1.54	1.64	1.60	1.61	—

Notes

(a)
The financial information on pages 58 and 59 is extracted from the published accounts for the last five years, restated where appropriate to accord with the current accounting policies of the Group (see page 97). This information should be read together with, and is qualified by reference to, the accounts and notes included in this report.

(b)
For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

        Note 63 to the accounts provides a reconciliation of net profit and shareholders' funds between the amounts calculated under UK GAAP and US GAAP.

BUSINESS DESCRIPTION

Introduction

        Barclays is an international financial services group engaged primarily in banking, investment banking and asset management. In terms of assets employed, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries around the world and is a leading provider of co-ordinated global services to multinational corporations and financial institutions in the world's main financial centres. Worldwide, the Barclays Group has 2,579 branches.

        The Group is organised in Strategic Business Units (SBUs), which are supported by shared services. Each SBU has been tasked with identifying and implementing value maximising strategies, and achieving these by creating advantage for customers through superior products and services.

        For reporting purposes, the SBUs have been organised into the following business groups or clusters:

  •
  Personal Financial Services (including Woolwich)

  •
  Barclays Private Clients

  •
  Barclaycard

  •
  Business Banking

  •
  Barclays Africa

  •
  Barclays Capital

  •
  Barclays Global Investors

        Results are also provided for Other operations and Head office functions. The results for Personal Financial Services and Business Banking are reported after allocating the costs of shared support functions, the UK branch network and other common infrastructure.

Personal Financial Services

Personal Financial Services provides a wide range of products and services to 14 million personal customers throughout the United Kingdom, including current accounts, savings, mortgages, consumer loans, general insurance and the provision of independent financial advice. These are available to all customers through integrated channels comprising the branch network, telephone banking and online banking.

        On 1st January 2002, the Woolwich operations became part of Personal Financial Services in line with integration plans, providing a platform for transformation within the enlarged retail business. Separate brands have been retained to maintain distinctive customer propositions.

        Personal Financial Services works closely with other businesses in the Group, in particular Barclays Private Clients, Barclaycard and Business Banking, to provide better customer servicing and to develop cross-selling opportunities.

        Key business developments in 2002:

  •
  Openplan, which was successfully developed by Woolwich, was launched fully in the Barclays network in April 2002 and now has nearly 2 million customers relative to our target for 2002 of 1.5 million. Balances within Openplan from Barclays grew to £13.2bn, £10.3bn from savings and £2.9bn from mortgages. 55% of customers choosing Openplan from Woolwich are new.

  •
  Personal Financial Services has continued to be a net recruiter of current accounts, increasing to 10.5 million (2001: 10.1 million), and the number of value-added accounts (Additions and Platinum) has grown to 1.75 million from 1.38 million.

  •
  Online customers increased to 3.9 million, with 20% of all transactions now being undertaken online (2001: 14%).

  •
  Total mortgage balances have increased 13% to £58.7bn. Net new mortgage lending grew 60% to £6.9bn with growth being focused in the first half of the year. Market share of net new lending in mortgages has increased to 8.7% from 7.8% in 2001. The latest loan to value ratios within the residential mortgage book averaged 45%.

  •
  Total average retail savings balances increased 7% to £28.8 billion, with Barclays branded savings balances increasing 22%.

  •
  Margin pressure, particularly within mortgages, has been actively managed with increased balances mitigating some of the compression primarily due to the lower average interest rates in 2002 versus 2001.

        Refer to page 69 for further information.

Barclays Private Clients

Barclays Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing banking and asset management services.

        There has been continued progress in the development of an integrated business model during 2002. The focus remained on improving operational efficiency and on the provision of a distinctive customer service and a diverse banking and investment product capability.

        Barclays Private Clients works closely with other Group businesses, particularly Personal Financial Services and in areas such as offshore banking and UK mass affluent customers.

        Barclays Private Clients completed the acquisition of Charles Schwab Europe, an award-winning execution-only retail stockbroker, on 31st January 2003.

        Key business developments in 2002:

  •
  Customer numbers in Spain have increased by 36,000 with 40% of those new to Barclays being attracted by Openplan.

  •
  In Spain, the average products per customer was 3.2 increasing to 4.5 for Openplan customers.

  •
  Globally affluent and high net worth client numbers increased 3% to 970,000, excluding the impact of the Caribbean transaction (see below).

  •
  The combination of the Caribbean operations of Barclays and CIBC was completed on 11th October 2002.

  •
  Operating income from the closed long-term assurance funds moved from a positive contribution in 2001 of £127m to a negative contribution in 2002 of £51m, a year on year swing of £178m. This was primarily attributable to the fall in stock markets in 2002.

        Refer to page 70 for further information.

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. In addition to its operations in the United Kingdom, it is active in Germany, Spain, Greece, France and Italy. It also operates in Africa. Barclaycard offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

        Barclaycard acquired the credit card business of Providian UK in April 2002. The acquisition was consistent with Barclaycard's strategy of defending and growing its core UK credit card business.

        Key business developments in 2002:

  •
  Barclaycard has 10.4 million customers, primarily in the UK and Europe. In the UK alone, one in every five credit cards is a Barclaycard. Barclaycard increased market share of extended credit balances during the year.

  •
  Average extended credit balances amounted to more than 75% of total card outstandings. Period end extended credit balances in the UK grew 19% year on year.

  •
  UK customer recruitment increased 60% to 1.2 million. In the UK, Barclaycard now has over 400 pricing points with a wide range of annual percentage rates.

  •
  In September a new loyalty scheme, called Nectar, was launched in conjunction with Sainsburys, Debenhams and BP and has 11 million active customers. Nectar is the biggest loyalty programme in the UK.

  •
  Barclaycard International has 1.28 million cards in issue across continental Europe.

  •
  During the year, Barclaycard worked with Banca Woolwich to launch a full range of credit cards in Italy, one of Europe's largest credit card markets.

        Refer to page 71 for further information.

Business Banking

Business Banking provides relationship banking to the Group's small, medium and large business customers in the United Kingdom.

        Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering information and support.

        Customers are also offered access to business centres in continental Europe and the United States and to the product suite and expertise of other businesses of the Group including Barclays Capital.

        The way that Business Banking does business with its customers continued to evolve. The Value Aligned Performance Measurement (VAPM) system provides the sales teams with customer level risk adjusted profitability data. This enables business targets and rewards to be aligned with the creation of shareholder value. Improving operational efficiency is also an important point of focus in Business Banking.

        Key business developments in 2002:

  •
  Business Banking has a relationship with 530,000 customers. Customers rate us first in the market for service and price. Over 4,000 customer facing staff are now using VAPM technology.

  •
  Business Banking implemented its response to the Competition Commission Report at the end of the year, creating segment specific offerings, giving customers a real choice—reflecting customers' overwhelming preference for cheaper money transmission over interest bearing business current accounts.

  •
  Medium Business launched a Law Society accredited proposition for solicitors firms.

  •
  Clearlybusiness became 100% owned by Barclays. During 2002 over 10,000 copies of a new product, Clearlybookkeeping, were sold.

  •
  Average lending balances increased 4% to £42.6 billion and average deposit balances increased 3% to £43.9 billion. Lending growth was concentrated towards large business customers whilst lending to the small business sector continued to be affected by weak economic conditions.

        Refer to page 72 for further information.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. The portfolio comprises banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

        During the year, significant restructuring initiatives were undertaken to reposition the businesses in the light of challenges posed by the deteriorating economic situation in certain African countries.

        Key business developments in 2002:

  •
  In November 2002, Barclays acquired the business of BNPI Mauritius.

  •
  The Retail business continued an active refurbishment programme of branches across the continent and expanded Prestige centres to bring the number of Prestige centres opened to 53.

  •
  The Retail business launched telephone banking in many of its businesses and has since recruited 27,000 customers.

  •
  The Corporate segment of Barclays Africa continued to develop its merchant banking activities during the year, winning and executing mandates. Asset Finance was successfully launched in Kenya and Zambia in 2002.

  •
  Operating profit decreased £25m. This decrease was mainly attributable to the situation in Zimbabwe where there was a decline in operating profit of £14m.

        Refer to page 73 for further information.

Barclays Capital

Barclays Capital conducts the Group's investment banking business. As the Group's principal point of access to the wholesale markets, it provides corporate, institutional and government clients with solutions to their financing and risk management needs.

        The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are split between two areas: Rates, which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and, Credit, which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

        Barclays Capital works increasingly with other Group businesses, including Business Banking and Barclays Global Investors, to provide a more integrated customer service and to develop business opportunities across the Group.

        Key business developments in 2002:

  •
  Barclays Capital remained in first position for issuing sterling denominated debt (Euromoney sterling bonds league table) with a 20% market share; and continued to be the top arranger of European syndicated loans. (Euromoney syndicated loans (Europe, Middle East, Africa) league table).

  •
  Barclays Capital improved its market share in both international bonds and syndicated loans amid lower volumes in both these markets compared to 2001.

  •
  Barclays Capital moved into the top 10 in private placements for the first time—4th position for 2002, with deals in nine countries and significant partnerships with Business Banking.

  •
  Barclays Capital was the only firm in the top 10 of the Euromoney Global All Debt table to increase debt issuance volumes in 2002 versus 2001.

  •
  Barclays Capital led 24 dollar denominated deals for US issuers in 2002 versus one prior to 2001. For most of those companies Barclays Capital had led deals in sterling or euros prior to being mandated for the dollar deal. Barclays Capital is leveraging the relationships built in Europe to gain market share in the US.

        Refer to page 73 for further information.

Barclays Global Investors

Barclays Global Investors is a leading global provider of investment management products and services, offering structured investment strategies including indexing, asset allocation, and risk-controlled active strategies.

        BGI's investment philosophy focuses on managing all dimensions of performance: return, risk and cost. Asset management is complemented by a range of related financial services including cash management, securities lending and portfolio transition management.

        Key business developments in 2002:

  •
  BGI has over 2,300 institutional clients in 44 countries. £56bn net new assets were attracted in 2002. More than half of the net new assets were from new clients. Assets under management are £462bn, a fall of 13% on 2001.

  •
  Investment performance in our active strategies continued to be excellent.

  •
  The active business accounted for 58% of management fees in 2002.

  •
  Growth in Global iShares (Exchange Traded Funds) continued to be strong. Global iShares assets grew to £22bn, up 47% (2001: £15bn).

  •
  The launch of the first Fixed Income iShares in the US in the third quarter of the year demonstrated the ongoing commitment to market leading innovation.

        Refer to page 74 for further information.

Other operations

        Property costs include Barclays Group Property Services, which is responsible for the management of the Group's operational premises, property related services and the central administration of certain operational properties.

        Central services includes certain activities which support the operating business and provide central information technology services.

        South American Corporate Banking comprises non-core relationships which are now being managed separately with the objective of maximising the recovery from the assets concerned.

        Within Management of Group capital there are certain central items including residual balances arising from centrally managed transition businesses. Earnings on centrally held Group capital are allocated to business groups on the basis of economic capital.

Head office functions

        Head office functions comprise all the Group's central costs, including Group Executive, Group Finance, Corporate Communications, Human Resources, Group Strategy and Planning, Internal Audit, Marketing, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Competition and outlook

        The UK financial services market remains highly competitive and innovative. Competition comes both from incumbent players and a steady stream of new market entrants. Barclays remains at the forefront of market innovation to introduce new propositions to the market.

        The landscape is expected to remain highly competitive in all our businesses. We are confident that the integrated business model employed by the Group, combined with rigorous application of managing for value principles, will stand the Group in good stead to meet the challenges ahead.

        The Group believes that the UK domestic economy is likely to perform well relative to the rest of Europe, but that the international economy in the aggregate, is unlikely to be significantly more expansionary than in 2002.

        Financial markets were volatile and in decline in 2002; they remain so in 2003. This is partly the result of over-excited sentiments stirred up primarily by the dotcom boom. Partly it reflects uncertainty about how the national economic imbalances will unfold, especially with the threat of war in Iraq. Partly it reflects the very competitive and difficult conditions in some sectors.

Group structure

        The figures in the business group analyses have been restated to take account of the following changes relative to 2001.

        The various constituents of the Woolwich business group have been transferred into other Barclays business groups. Woolwich Plan Managers and Unit Trusts have been transferred into Barclays Global Investors, Woolwich Guernsey and Woolwich Life to Barclays Private Clients and the Woolwich credit card business to Barclaycard. The remainder of the Woolwich business is reported within Personal Financial Services.

        Following a Group review of its South American corporate banking activities, a number of non-strategic relationships have been identified within Barclays Capital and Business Banking which did not fit their strategic business models. As a result, a number of non-performing lendings, that are not expected to be of long-term interest to the Group and which are being managed separately with the objective of maximising the recovery from the assets concerned, are now reported within Other operations.

Changes in accounting presentation

        Following the issue of UITF Abstract 33, "Obligations in capital instruments", Reserve Capital Instruments (RCIs) are now treated as forming part of the undated loan capital of the Bank, rather than as Minority interests—non-equity. The coupon on the RCIs is now reported in Interest payable, rather than as Minority non-equity interests. Comparatives have been restated accordingly. Profit after tax for the year to 31st December 2001 has been reduced by £97m with no impact on retained profit. Liabilities have been increased and Minority interests have been reduced at 31st December 2001 by £1,872m.

        The prior period presentation has, where appropriate, been restated to conform with current year classification.

        Accounting developments in UK GAAP are described on page 103, those under US GAAP are described on page 171.

Other information

        The Competition Commission published its report into the provision of banking services to small and medium sized enterprises (SMEs) on 14th March 2002. Barclays Bank PLC and certain other banks have given undertakings to the Secretary of State for Trade and Industry and the Chancellor of the Exchequer regarding the implementation of the transitional pricing remedy contained in the Report. As a result, from 1st January 2003 Barclays now offers each of its SME customers either interest on current accounts or free money transmission services or a choice between the two in accordance with the terms of such undertakings. Also, in October 2002, Barclays agreed certain behavioural remedies with the Secretary of State and the Chancellor and is taking the necessary measures forward.

Recent developments

        On 31st January 2003, Barclays PLC announced the acquisition of Charles Schwab Europe, an execution only retail stockbroker.

FINANCIAL REVIEW

Profit/(loss) before tax and total assets and weighted risk assets

Profit/(loss) before tax

	2002	2001 restated	2000 restated
	(£ millions)
Personal Financial Services	867	803	557
Barclays Private Clients	281	553	553
Barclaycard	615	504	429
Business Banking	1,219	1,050	1,006
Barclays Africa	89	123	93
Barclays Capital	581	655	517
Barclays Global Investors	110	78	59
Other operations (1)	(179)	(28)	79
Head office functions	(121)	(80)	(64)
Goodwill amortisation	(254)	(229)	(51)
Exceptional items	(3)	(4)	214

Profit before tax	3,205	3,425	3,392

(1)
Other operations now include South American Corporate Banking activities previously included in Barclays Capital and Business Banking, prior periods have been restated accordingly.

Total assets and weighted risk assets

	Total assets			Weighted risk assets
	2002	2001 restated	2000 restated	2002	2001 restated	2000 restated
	(£ millions)
Personal Financial Services	71,871	64,314	60,993	41,100	36,154	34,156
Barclays Private Clients	14,016	13,886	14,098	11,713	9,197	8,390
Barclaycard	10,669	9,404	9,867	10,647	9,467	9,685
Business Banking	47,315	44,132	41,344	50,449	46,272	43,636
Barclays Africa	2,632	2,756	2,291	1,892	1,943	1,661
Barclays Capital	236,472	201,301	167,197	53,496	51,943	45,380
Barclays Global Investors	494	308	259	666	563	653
Other operations and head office functions	8,379	8,250	7,157	2,785	3,334	3,479
Goodwill	3,934	4,091	4,269	—	—	—
Retail life-fund assets	7,284	8,170	8,711	—	—	—

	403,066	356,612	316,186	172,748	158,873	147,040

Summary statutory profit and loss account

Summary statutory profit and loss account

	2002	2001 restated	2000 restated
	(£ millions)
Operating income	11,327	11,142	9,494
Operating expenses	(6,624)	(6,554)	(5,492)

Operating profit before provisions	4,703	4,588	4,002
Provisions for bad and doubtful debts	(1,484)	(1,149)	(817)
Provisions for contingent liabilities and commitments	(1)	(1)	1

Operating profit	3,218	3,438	3,186
Loss from joint ventures	(5)	(1)	(1)
Loss from associated undertakings	(5)	(8)	(7)
(Loss)/profit on disposal/termination of Group undertakings	(3)	(4)	214

Profit on ordinary activities before tax	3,205	3,425	3,392

Introduction

        The Group's profit before tax reduced by 6% to £3,205m (2001: £3,425m). This reduction reflected an adverse movement of £178m attributable to the impact of the 24% decline in the FTSE 100 Index on income from the life assurance funds and a 29% increase in credit risk provisions to £1,484m (2001: £1,149m). Statutory earnings per share reduced by 8% to 33.7p.

        To facilitate a better understanding of profit trends the business analysis of operating profit below excludes the impact of the restructuring charge, costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments and goodwill amortisation.

        Personal Financial Services increased operating profit by 8% to £1,027m (2001: £949m). Income was up 1% at £2,968m (2001: £2,952m). Costs which totalled £1,606m fell 1% (2001: £1,624m) while provisions were down 13% at £334m (2001: £382m).

        Barclays Private Clients operating profit decreased by 44% to £333m (2001: £596m) largely reflecting the impact of the sharp reduction in income from the closed long-term assurance funds. Costs increased to £944m (2001: £915m) although were lower than last year when excluding the £72m (2001: £31m) of costs attributable to the change in treatment of the regulated sales force.

        Barclaycard increased operating profit by 21% to £628m (2001: £520m) driven by strong income growth of 14% to £1,582m (2001: £1,386m). Excluding the acquisition of Providian UK, income grew 10% and costs 6%. Provisions increased by 7% to £402m (2001: £374m).

        Business Banking increased operating profit by 15% to £1,262m (2001: £1,100m) reflecting volume growth and the benefits of tight cost management. Income grew by 5% to £2,508m (2001: £2,382m) and costs fell by 4% to £1,018m (2001: £1,061m). Provisions increased to £226m (2001: £210m).

        Barclays Africa operating profit decreased 19% to £105m (2001: £130m) with the fall in profit being mainly attributable to Zimbabwe. All businesses, including Zimbabwe, remained profitable in local currencies.

        Barclays Capital operating profit fell by 10% to £593m (2001: £662m). Income was up 7% to £2,239m (2001: £2,087m), benefiting from increased market share through a broadening business mix and further progress in building the client franchise. Costs fell 1% to £1,312m (2001: £1,322m). Provisions rose to £334m (2001: £103m) reflecting continued difficult economic conditions (particularly in the US)primarily in the telecommunications and energy sectors.

        Barclays Global Investors operating profit increased 41% to £110m (2001: £78m). Income increased by 5% to £550m (2001: £523m) and costs were down 1% at £439m (2001: £444m).

        Total Group provisions of £1,484m comprised £132m (2001: £36m) in respect of South American Corporate Banking and £1,352m (2001: £1,113m) of other provisions.

        Non-performing lendings increased by £655m to £4,526m. Potential problem loans decreased by £98m to £1,304m. Coverage of non-performing lendings reduced from 72.1% to 68.0% while the coverage of total potential credit risk was broadly unchanged at 52.8% (2001: 52.9%).

        Shareholders' funds increased by £720m primarily due to profit retentions. Weighted risk assets increased by £13.9bn (9%) to £173bn. The tier 1 ratio increased from 7.8% to 8.2% while the total risk asset ratio increased from 12.5% to 12.8%. Total assets increased by £46bn to £403bn, including a £35bn increase within Barclays Capital.

Analysis of results by business

        The following section analyses the Group's performance within the businesses. Inter-business activities are included within these figures. The total income and expenditure for the businesses therefore does not necessarily equate to the amounts reported in the Group's results.

        Operating profit, where applicable, excludes Woolwich fair value adjustments, costs associated with the integration of Woolwich plc and the restructuring charge relating to staff displacement and related costs. Goodwill amortisation is not reflected in the business analysis.

        The following results incorporate, where applicable, those of the Woolwich plc business from its acquisition on 25th October 2000. The primary impact is reflected in Personal Financial Services.

        Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 102 and 103.

Personal Financial Services

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	1,892	1,954	1,396
Net fees and commissions	794	806	559
Other operating income	282	192	143

Operating income	2,968	2,952	2,098
Operating costs	(1,606)	(1,624)	(1,176)
Provisions for bad and doubtful debts	(334)	(382)	(277)
(Loss)/profit from joint ventures and associated undertakings	(1)	3	—

Operating profit	1,027	949	645
Restructuring costs	(39)	(37)	(76)
Integration costs	(70)	(76)	(6)
Fair value adjustment	(51)	(33)	(6)

Profit before tax and exceptional items	867	803	557

        Personal Financial Services operating profit increased 8% (£78m) to £1,027m (2001: £949m).

        There was a strong focus on managing the risk profile of the business and tight control of costs. There was also significant progress in the change programme that involved major restructuring, investment in infrastructure and improvements to the customer offering. Woolwich integration synergies were realised ahead of plan, providing support to this investment and helping the business absorb the impact of a lower interest rate environment.

        Operating income was up 1% at £2,968m (2001: £2,952m).

        Net interest income decreased by 3% (£62m) to £1,892m (2001: £1,954m). Margin pressures, particularly within mortgages, have been actively managed with increased balances mitigating some of the compression. Growth of Openplan, a proposition in which customer retention and product penetration are high, also resulted in some self induced margin pressure.

        Total UK mortgage balances increased 13%, in line with market growth, to £58.7bn (2001: £51.9bn). Openplan from Barclays attracted a total of £2.9bn of mortgage balances, of which over 80% were new to Barclays. Net new lending of £6.9bn (2001: £4.3bn) represented an increase of 60% and a market share of 8.7% (2001: 7.8%). Significant volume growth was achieved in the first half of the year. Growth slowed in the second half reflecting a tightening of risk policies in uncertain economic conditions and as a response to more aggressive pricing evident in the market. The sharp increase in volume, primarily generated through the Barclays branches and intermediary channels, resulted in a short term drag on profit of £53m caused mainly by incentives combined with additional mortgage origination and servicing costs. Despite slower growth in the second half of the year, pipeline mortgage balances at the 31st December 2002 stood at £3.1bn (31st December 2001: £3.5bn).

        Average retail savings balances increased 7% to £28.8bn (2001: £27.0bn). Barclays branded savings balances increased 22%, a leading market position in new business generation. Openplan from Barclays attracted a total of £10.3bn of savings balances of which 44% were new to Barclays.

        Average retail consumer lending balances increased 8% to £6.4bn (2001: £5.9bn). The volume of lending continued to be managed actively and resulted in growth lower than the market. Ongoing improvements in risk management and lending quality has improved net revenues. Consumer lending margins have increased on the core portfolio during the year.

        Net fees and commissions decreased 1% (£12m) to £794m (2001: £806m). In difficult market conditions, income from independent financial advice was £15m lower.

        The number of current accounts increased 4% to 10.5 million (2001: 10.1 million), with Additions and Platinum accounts rising 27% to 1.75 million (2001: 1.38 million). Higher fees have been generated through these value-added current accounts.

        Other operating income increased 47% (£90m) to £282m (2001: £192m). The contribution from payment protection income increased strongly (18%) to £171m (2001: £145m) reflecting consumer lending activities. An increase of £59m resulted from a revision of the estimated amounts expected to be repaid on banking liabilities in the light of experience since the Woolwich acquisition in 2000 and to align Woolwich with Barclays practice.

        Operating costs were down 1% (£18m), to £1,606m (2001: £1,624m), despite significant continued investment in infrastructure and the higher costs associated with increased business volumes. Improved productivity and the implementation of a new organisation design underpinning the business transformation resulted in a reduction in non-customer facing staff of 1,100. The cost income ratio improved to 54% (2001: 55%).

        Provisions decreased by 13% (£48m) to £334m (2001: £382m) despite growth in lending balances. This primarily reflected the implementation of specific initiatives to improve the overall risk profile of our lending portfolio, particularly in relation to consumer loans and current accounts. Credit quality remained strong with a reduction in potential problem loans. Coverage ratios improved during the second half of the year for both the secured and unsecured portfolios, despite the reduction in provisions.

        Latest loan to value ratios within the mortgage book averaged 45%. Buy to let balances represented less than 5% of the total mortgage book and the latest loan to value ratios for these loans averaged 57%. Lending criteria for buy to let mortgages were tightened in the second half of the year.

        The Openplan proposition continued to be highly successful in attracting new customers and retaining existing customers. Fully launched in April 2002, Openplan from Barclays attracted 778,000 customers across the UK (2001: 10,000). Product penetration was 4.3, well above the average of 2.5 outside Openplan. Openplan from The Woolwich customer numbers rose to 1,206,000 (2001: 960,000) and product penetration increased to 3.25 (2001: 3.08). There is evidence that Openplan facilitates the development of a deeper and more enduring customer relationship through higher product penetration and lower attrition rates.

        Personal Financial Services operating profit in 2001 was £949m (2000: £645m). The year on year comparison is impacted by the inclusion of a significant element of the Woolwich plc business which was acquired on 25th October 2000.

        Net interest income in 2001 was £1,954m (2000: £1,396m) primarily reflecting the inclusion of Woolwich where the contribution from mortgage and other lending activities compensated for margin pressure on deposit income. In other parts of the business, increased net interest income was driven by strong growth in deposit balances and by continued growth in consumer lending balances.

        Net fees and commissions in 2001 were £806m (2000: £559m) primarily reflecting the inclusion of Woolwich where there was a good performance from IFA operations and fees from mortgage related activities. Additional current account and overdraft lending activity, and higher income from the fee-based Additions current account also contributed to the increase.

        Other operating income in 2001 was £192m (2000: £143m).In addition to the impact of the inclusion of Woolwich the increase reflects higher levels of payment protection insurance and underwriting which benefited from improved volumes relating to customer lending and credit card borrowing.

        Operating costs in 2001 were £1,624m (2000: £1,176m). Apart from the inclusion of Woolwich, where the level of costs was impacted by increased business, costs were maintained not withstanding the growth in business volumes.

        Provisions in 2001 were £382m (2000: £277m). In addition to the inclusion of Woolwich, provisions also rose in other consumer lending portfolios albeit at a rate below the growth in consumer lending balances.

Barclays Private Clients

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	766	829	788
Net fees and commissions	594	567	579
Income from the long-term assurance business	(51)	127	114
Other operating income	14	24	36

Operating income	1,323	1,547	1,517
Operating costs	(944)	(915)	(895)
Provisions for bad and doubtful debts	(37)	(36)	(23)
Loss from joint ventures and associated undertakings	(9)	—	—

Operating profit	333	596	599
Restructuring costs	(44)	(34)	(46)
Integration costs	(8)	(9)	—

Profit before tax and exceptional items	281	553	553

        Barclays Private Clients operating profit fell 44% (£263m) to £333m (2001: £596m), with a large part of the decrease attributable to the impact of falling equity markets affecting the income of the closed long-term assurance funds.

        On 11th October 2002, the Caribbean businesses of Barclays and Canadian Imperial Bank of Commerce were combined to form FirstCaribbean International Bank Ltd, generating a one-off economic profit contribution of £206m. The gain is recognised in the statement of total recognised gains and losses and in the economic profit for the year of Barclays Private Clients. From 11th October 2002, the interest in FirstCaribbean was accounted for as an associated undertaking.

        Excluding the impact of the closed long-term assurance funds and adjusting for the change to the Caribbean business, the operating profit decline was 10%.

        Operating income decreased 14% (£224m) to £1,323m (2001: £1,547m) mainly reflecting the impact of the fall in income from the closed long-term assurance funds. Income from long-term assurance business was also impacted by the cost of customer redress for endowment policies. Income was resilient in a difficult market environment.

        Net interest income decreased 8% (£63m), to £766m (2001: £829m). The increased income generated from higher average customer deposits, up 2%, and average loans, up 3%, was offset by margin compression and the effects of lower interest rates.

        Net fees and commissions increased 5% (£27m), to £594m (2001: £567m). On a comparative basis, this included £72m (2001: £31m) of commission income associated with the regulated sales force and previously offset against costs and borne within the life assurance fund. Excluding this and the Caribbean income, net fees and commissions decreased by 2% reflecting the impact of market conditions on the appetite for investment products. Average daily deal volumes in UK retail stockbroking were slightly down on 2001, at 6,300 (2001: 6,400). The stockbroking business continued to maintain its leading UK position with a 12% (2001: 11%) market share of retail stockbroking, as measured by retail client orders.

        Operating costs were up 3% (£29m), to £944m (2001: £915m). Costs were tightly managed and were lower than 2001 when excluding the £72m (2001: £31m) of costs attributable to the change in treatment of the regulated sales force as detailed above. Headcount was tightly managed with a net reduction of 600 in the year, excluding the impact of the Caribbean transaction. Strategic investment spend at £87m, almost 10% of operating costs, was maintained at a level similar to 2001, despite the challenging market environment.

        Total customer funds, comprising customer deposits and assets under management (including assets now managed by Legal & General under the strategic alliance), fell by £8bn to £85bn (31st December 2001: £93bn). This included a reduction of £4bn as a result of the Caribbean transaction and the sale of the US based Americas private banking business to the Royal Bank of Canada in June 2002.

        Despite the volatile markets, 2002 witnessed a net increase in customer numbers of 1% and higher volumes of business with existing customers. In the UK, regulated product sales volumes increased 43%. Openplan was launched for UK affluent customers, building on the successful launch in Spain in September 2001. In the UK, 95,000 affluent customers joined Openplan, which attracted £3.7bn of savings and £1.6bn of mortgage balances. In Spain, 36,000 new customers were attracted to the bank in 2002 with 40% of the new customer flow choosing Openplan. In Spain, our market share of net new mortgage business increased to 5.0% in 2002 from 0.5% at the point of launch of Openplan in September 2001.

        Sales of Legal & General life and pension products were maintained at levels broadly similar to 2001, but sales of funds and bonds were impacted by poor market sentiment for investment products. With the success of the Legal & General strategic alliance in the UK, similar arrangements in France with Axa and Fidelity were established during 2002.

        Operating profit in 2001 of £596m was at a similar level to that in 2000 (£599m). Operating income in 2001 increased by 2% compared to 2000 benefiting from the diversity of the product, geography and client mix, despite difficult market conditions.

        Net interest income in 2001 increased by 5% to £829m (2000: £788m). Increased lending volumes and average deposits were partially offset by margin compression in deposits, due to reduced interest rates.

        Net fees and commissions in 2001 decreased by 2% to £567m (2000: £579m), primarily due to lower fund management and brokerage fees. This was partially offset by commission income of £35m from the sale of Legal & General products.

        Income from long-term assurance in 2001 increased by 11% to £127m (2000: £114m).

        Operating costs in 2001 increased by 2% to £915m (2000: £895m). This increase includes the £31m relating to the regulated sales force and field sales managers following the Legal & General strategic alliance where costs were previously borne within the long-term assurance fund.

Barclaycard

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	886	807	681
Net fees and commissions	696	579	518

Operating income	1,582	1,386	1,199
Operating costs	(552)	(489)	(454)
Provisions for bad and doubtful debts	(402)	(374)	(304)
Loss from joint ventures	—	(3)	(2)

Operating profit	628	520	439
Restructuring costs	(12)	(13)	(9)
Integration costs	(1)	(3)	(1)

Profit before tax and exceptional items	615	504	429

        Barclaycard's operating profit increased 21% (£108m) to £628m (2001: £520m).

        Operating income increased 14%. Excluding the impact of the acquisition of Providian UK, the increase was 10%.

        Net interest income increased 10% (£79m) to £886m (2001: £807m). This was mainly due to good growth in average UK extended credit balances, up 9% to £6.5bn (2001: £6.0bn), and to continued cardholder rate management coupled with falling interest rates. Period end extended credit balances were 19%, or £1.1bn, higher (at £7.1bn) than at 31st December 2001, of which Providian UK contributed £434m. Recruitment of UK customers reached a record 1,218,000 (2001: 763,000) in the period, up 60%, driven by the continued application of Information Based Customer Management (IBCM) capabilities. Despite strong competition in the market throughout 2002, Barclaycard increased its market share of new cards issued.

        Net fees and commissions increased 20% (£117m) to £696m (2001: £579m), principally as a result of replacing UK annual fees with fees based on account activity.

        Operating costs increased 13% (£63m) to £552m (2001: £489m). Excluding Providian UK, costs grew 6%. The cost income ratio was maintained at 35% (2001: 35%).

        Provisions, which increased 7% (£28m) to £402m (2001: £374m), rose in line with the growth in average extended credit balances and broadly tracked Risk Tendency. The provisions impact of strong customer recruitment was mitigated by a number of new risk management initiatives primarily focused on collections.

        Barclaycard International businesses recorded an operating loss of £13m (2001: loss £20m). Operating profits were recorded for the last four months of 2002, delivering profitability ahead of schedule. Income increased 30% and average extended credit balances rose by 29%.

        Operating profit in 2001 increased by 18% to £520m (2000: £439m).

        Net interest income in 2001 increased by 19% to £807m (2000: £681m). This was mainly as a result of good growth in average UK extended credit balances which rose 9% to £6.0bn (2000: £5.5bn), and improved cardholder rate management coupled with lower interest rates.

        Fees and commissions in 2001 increased by 12% to £579m (2000: £518m) principally reflecting the impact of replacing UK annual account fees with fees based on account behaviour.

        Operating costs in 2001 increased 8% to £489m (2000: £454m). This was largely attributable to higher strategic investment costs arising from increased recruitment of customers outside the UK and investment in capacity to facilitate the growing number of online users.

        Provisions in 2001 increased 23% to £374m (2000: £304m) and was mainly attributable to growth in lending across the UK and international businesses and the continuing high levels of recruitment during the last two years.

Business Banking

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	1,620	1,553	1,488
Net fees and commissions	864	833	787
Other operating income	24	(4)	8

Operating income	2,508	2,382	2,283
Operating costs	(1,018)	(1,061)	(1,078)
Provisions for bad and doubtful debts	(226)	(210)	(120)
Loss from associated undertakings	(2)	(11)	(1)

Operating profit	1,262	1,100	1,084
Restructuring costs	(42)	(49)	(78)
Integration costs	(1)	(1)	—

Profit before tax and exceptional items	1,219	1,050	1,006

        Business Banking operating profit increased 15% (£162m) to £1,262m (2001: £1,100m), reflecting improved income growth and tight cost management.

        Net interest income increased 4% (£67m) to £1,620m (2001: £1,553m) partly as a result of increased volumes. Average lending balances increased 4% to £42.6bn and average deposit balances increased 3% to £43.9bn. Lending margins continued to ease modestly, but stabilised in the second half of the year. Deposit margins improved slightly, reflecting good growth in higher margin products combined with changes in the product mix.

        Lending growth was concentrated towards large business customers. The strategy for the large business sector is to take advantage of profitable market opportunities and to increase industry focus and expertise within the relationship management teams. Lending volumes to medium business customers showed encouraging signs of growth in the second half of the year, while lending to the small business sector continued to be affected by weak economic conditions. The Sales Financing product range remained a high growth area with turnover volume up 57%. The overall lending portfolio remained well diversified by industrial classification.Net fees and commissions increased 4% (£31m) to £864m (2001: £833m). Lending related fees increased strongly and included an increased contribution from leveraged finance. Money transmission income fell as a result of price competition and a reduction in average fee levels due to the migration to more efficient, lower cost, electronic payment mechanisms. Foreign exchange related income was flat despite a reduction in volumes.

        Other operating income mainly represented income from a restructuring of the leasing portfolio.

        Operating costs fell 4% (£43m) to £1,018m (2001: £1,061m), reflecting continued management focus on operational cost efficiency. Business as usual costs fell by 1% as a result of a reduction in headcount but also reflected the impact of the discontinuation of the BarclaysB2B customer proposition in the first half of 2002. The cost income ratio improved to 41% (2001: 45%).

        Provisions increased 8% (£16m) to £226m (2001: £210m), broadly in line with expectations. Conditions in a number of industries were weaker, although the composition of the lending stock and flow by risk grade for end 2002 against end 2001 remained steady. Provisions remained below Risk Tendency.

        Operating profit in 2001 increased by 1% to £1,100m (2000: £1,084m).

        Net interest income in 2001 increased 4% to £1,553m (2000: £1,488m) reflecting increased lending and deposit balances partly offset by a slight reduction in the overall margin.

        Net fees and commissions in 2001 increased 6% to £833m (2000: £787m). Lending related fees growth was driven by good activity levels in Large Business. Money transmission income fell with higher volumes offset by the impact of competitve pressures on fee levels. Foreign exchange related income increased strongly as a result of higher turnover.

        Operating costs in 2001 fell 2% to £1,061m (2000: £1,078m).

        Provisions in 2001 increased 75% to £210m (2000: £120m) this reflected weaker economic conditions especially in the manufacturing sector.

Barclays Africa

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	160	176	179
Net fees and commissions	114	130	126
Other operating income	1	6	7

Operating income	275	312	312
Operating costs	(143)	(157)	(156)
Provision for bad and doubtful debts	(27)	(25)	(47)

Operating profit	105	130	109
Restructuring costs	(16)	(7)	(16)

Profit before tax and exceptional items	89	123	93

        Operating profit decreased 19% (£25m) to £105m (2001: £130m). This decrease was mainly attributable to the situation in Zimbabwe, where there was a decline in operating profit of £14m. All businesses remained profitable in local currencies.

        Net interest income fell 9% (£16m) to £160m (2001: £176m) primarily attributable to the effects of Zimbabwe. Excluding Zimbabwe, net interest income increased 2% (£3m) to £151m (2001: £148m) reflecting growth in customer balances, with lending up 29% to £1.5bn and deposits rising 25% to £2.5bn. Net interest margins fell due to the impact of lower interest rates, particularly affecting deposit margins.

        Net fees and commissions decreased 12% (£16m) to £114m (2001: £130m), mainly due to Zimbabwe.

        Operating costs declined 9% (£14m) to £143m (2001: £157m) largely as a result of the impact of Zimbabwe. The cost income ratio increased marginally to 52% (2001: 50%) with tight control of costs offsetting increased strategic investment spend.

        Provisions increased by 8% (£2m) to £27m (2001: £25m).

        Operating profit in 2001 increased by 19% to £130m (2000: £109m), primarily as a result of a £22m reduction in the net provisions charge to £25m.

Barclays Capital

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	889	639	474
Dealing profits	827	1,006	680
Net fees and commissions	463	389	453
Other operating income	60	53	39

Operating income	2,239	2,087	1,646
Operating costs	(1,312)	(1,322)	(1,061)
Provisions for bad and doubtful debts	(334)	(103)	(66)

Operating profit	593	662	519
Restructuring costs	(12)	(7)	(2)

Profit before tax and exceptional items	581	655	517

        Operating profit fell 10% to £593m (2001: £662m), due to increased provisions as the difficult economic conditions affected specific sectors. Operating income grew 7% to £2,239m (2001: £2,087m). This reflects the underlying strength of the Barclays Capital business model and continued progress in building the client franchise. Weighted risk assets grew 3% to £53bn (2001: £52bn). The average daily value at risk (DVaR) remained relatively low at £23m (2001: £19m).

        Secondary income, comprising net interest income and dealing profits, primarily arises from market activities including client risk management and financing solutions. The increase to £1,716m (2001: £1,645m) reflected strong growth in net interest income to £889m (2001: £639m), in particular from money markets and structured capital markets. Dealing profits fell to £827m (2001: £1,006m). The fall resulted from poor conditions in the credit and equity markets partially offset by strong gains in fixed income and commodities.

        Primary income, net fees and commissions, increased to £463m (2001: £389m). This growth was driven by the Credit business with strong performances from primary bonds and structured capital markets. This reflected both increasing market share and the depth and quality of client relationships. Net fees and commissions included £87m (2001: £61m) of internal fees for structured capital market activities arranged by Barclays Capital.

        Operating costs fell 1% to £1,312m (2001: £1,322m). There was continued strategic investment in product, client coverage and distribution capabilities, offset by focused cost reduction in other areas. Revenue related costs fell in line with performance. Staff costs were maintained at 53% (2001: 53%) of operating income less provisions. Headcount remained flat at 5,500.

        Provisions increased to £334m (2001: £103m). The increase reflected continued difficult economic conditions (particularly in the US), primarily in the telecommunications and energy sectors. In the second half, provisions largely arose from the further deterioration of existing non performing loans.

        Operating profit in 2001 increased 28% to £662m (2000: £519m).

        Secondary income in 2001 increased 43% to £1,645m (2000: £1,154m) reflecting strong growth in net interest income and dealing profits. Both the Rates and Credit businesses performed well.

        Primary income in 2001 fell 14% to £389m (2000: £453m) mainly due to lower financing volumes in syndicated loans.

        Operating costs in 2001 rose 25% to £1,322m (2000: £1,061m), largely due to variable revenue related costs increasing in line with performance.

        Provisions in 2001 increased to £103m (2000: £66m). There was an increase in new and increased provisions in the US, primarily relating to a small number of large loans.

Barclays Global Investors

Financial performance

	2002	2001	2000
	(£ millions)
Net interest income	12	5	6
Net fees and commissions	538	518	435
Other operating income	—		(1)

Operating income	550	523	440
Operating costs	(439)	(444)	(381)
Loss from associated undertakings	(1)	(1)	—

Operating profit before tax and exceptional items	110	78	59

        Barclays Global Investors operating profit increased 41% (£32m) to £110m (2001: £78m) reflecting strong asset gathering, a greater proportion of higher margin active funds business, good investment performance across a range of products and ongoing cost management.

        Fees and commissions increased by 4% (£20m) to £538m (2001: £518m) despite significantly lower stock market levels. Within an increasingly diverse set of business lines, this increase reflected the continued expansion in the advanced active business and growth of Global iShares (Exchange Traded Funds). These more than offset the impact of the decline in the stock market levels and lower securities lending fee spreads (which were the result of a more stable interest rate environment) and the impact of exchange rate translation movements.

        New business from strong asset gathering coupled with a shift in asset mix towards higher margin active products drove growth in management fees. Performance fees benefited from strong advanced active product investment performance and new assets within incentive contracts. A change in the timing of the recognition of management fees has contributed £11m to the growth in fees. 58% of management fees are derived from active asset management.

        Operating costs of £439m were down 1% relative to 2001. Increased performance related pay was offset by improved efficiency and the impact of exchange rate translation movements. The cost income ratio improved to 80% (2001: 85%).

        Total assets under management decreased 13% (£68bn) to £462bn (2001: £530bn). This was the net result of an increase of £56bn attributable to new assets being more than offset by £52bn due to exchange rate translation movements and £72bn attributable to adverse market movements. Assets under management comprised £338bn (73%) of indexed assets, £41bn (9%) of managed cash assets and £83bn (18%) of active assets.

        Growth in Global iShares (Exchange Traded Funds) continued to be strong. Global iShares assets grew to £22bn, up 47% (2001: £15bn). The launch of the first Fixed Income iShares in the US in the third quarter of the year demonstrated the ongoing commitment to market leading innovation.

        Operating profit in 2001 increased 32% to £78m (2000: £59m) in a year of significantly lower stock market levels.

        Fees and commissions in 2001 increased by 19% to £518m (2000: £435m). The increase was driven by a large increase in performance fees as a result of strong active product performance, increased securities lending revenues as a result of increases in stock lending volumes and spreads, and by higher transition fees due to increased business in client portfolio restructuring.

        Operating costs in 2001 increased by 17% to £444m (2001: £381m) primarily reflecting higher performance related staff costs.

Other operations

Financial performance

	2002	2001	2000
	(£ millions)
Property costs	12	14	31
Central services	(17)	(10)	2
Management of Group capital	(37)	5	15
South American Corporate Banking	(127)	(18)	25

Operating (loss)/profit	(169)	(9)	73
Restructuring costs	(10)	(19)	6

(Loss)/profit before tax and exceptional items	(179)	(28)	79

        The loss in South American Corporate Banking for the full year 2002 of £127m (2001: £18m) reflected provisions relating to various Latin American exposures primarily in Argentina.

        The Management of Group capital includes the internal fees charged by Barclays Capital for structured capital markets activities. In 2002, these fees amounted to £87m (2001: £61m).

        The reduced property surplus in 2001 reflects decreased disposal activity. The increased deficit in Central services reflects additional investment in core technology and operational infrastructure.

        The decreased surplus in 2001 in Management of Group capital was attributable to reduced credits arising in centrally managed transition businesses partially offset by lower internal fees payable The loss in South American Corporate Banking reflected the higher level of provisions relating to various Latin American exposures primarily in Argentina.

Head office functions

Financial performance

	2002	2001	2000
	(£ millions)
Operating costs	(109)	(75)	(53)
Restructuring costs	(12)	(5)	(11)

Total	(121)	(80)	(64)

        The increase in operating costs of £34m primarily reflects increased expenditure relating to marketing and central systems costs.

        The increase in 2001 operating costs reflected expenditure on various group initiatives, the cost of which were held centrally.

Results by nature of income and expense

        In the tables below, statutory basis refers to the presentation of the Group's results in the statutory profit and loss account on page 105. In addition, income and cost totals are shown excluding, where appropriate, Woolwich fair value adjustments and costs associated with the integration of Woolwich plc, the restructuring charge relating to staff displacement and related costs and goodwill amortisation, to assist in the analysis of the ongoing business performance.

        Consideration of the results for 2001 and 2002 as compared to 2000 is materially impacted by the acquisition of Woolwich plc on 25th October 2000.

        Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 102 to 103.

Net interest income

	2002	2001	2000
	(£ millions)
Interest receivable	12,044	13,458	11,788
Interest payable	(5,839)	(7,492)	(6,682)
Profit on redemption/repurchase of loan capital	—	—	2

Statutory basis	6,205	5,966	5,108

Excluding Woolwich fair value adjustments	6,257	6,001	5,115

        Group net interest income increased by 4% to £6,205m, reflecting growth in balances which more than offset a 16 basis point fall in the Group net interest margin to 2.75%.

        Average interest earning assets increased by 10% to £225bn, primarily due to a £6bn increase in UK mortgage balances within Personal Financial Services and increases of £4bn in holdings of debt securities and £5bn of lending to banks in Barclays Capital.

        Domestic average interest earning assets increased by 8% to £152bn (2001: £141bn), predominantly driven by the £6bn increase in mortgage balances in Personal Financial Services. International average interest earning assets increased by 15% to £73bn (2001: £64bn), primarily driven by an increase in Barclays Capital wholesale activities.

        The reduction in the Group net interest margin reflected decreases in both the domestic and international margins.

        The domestic margin has shown a decrease of 14 basis points reflecting active management of margins across the UK businesses in competitive market conditions, particularly in the mortgage market, and a low interest rate environment. The international margin has fallen by 11 basis points mainly as a result of managing down the higher yielding South American Corporate Banking business and an increase in non performing loans in the US.

        The benefit of free funds fell 0.08% to 0.33% as a result of the reduction in interest rates.

        The overall benefit of free funds on a hedged basis rose to 0.55% (2001: 0.53%) reflecting an increase in the effective rate of the hedge more than offsetting the fall in the liability interest rates.

        Net interest income of £5,966m in 2001, including the impact of the inclusion of Woolwich for the whole year, was 17% higher than 2000 (£5,108m).

        In 2001, overall banking margins were 17 basis points down on the level recorded in 2000 (3.08%) The adverse impact on the margin of the acquisition of Woolwich plc was mitigated in part by the benefit of a gain on closure of a surplus hedge following the acquisition of Woolwich plc. Increased margins in Barclaycard in part offset margin pressure in Personal Financial Services, Barclays Private Clients and Business Banking.

        In 2001, the benefit of free funds fell 0.09% from its 2000 level of 0.50%. The fall in short term market rates increased the contribution to the net margin from the central management of Group interest rate exposure to 0.11% from 0.05%.

Prevailing average interest rates

	2002	2001	2000
	(%)
UK:
Barclays Bank PLC base rate	4.00	5.12	5.96
London Inter-Bank Offered Rate (LIBOR):
three month sterling	4.06	5.04	6.10
three month eurodollar	1.80	3.78	6.47
United States prime rate	4.68	6.92	9.24

Average interest earning assets and liabilities—banking business

	2002	2001	2000
	(£ millions)
Average interest earning assets:
Group	225,178	205,017	166,200
Domestic	151,810	141,087	104,845
International	73,368	63,930	61,355
Average interest bearing liabilities:
Group	199,708	184,105	147,949
Domestic	130,045	122,422	89,712
International	69,663	61,683	58,237

Yields, spreads and margins—banking business (a)

	2002	2001	2000
	(%)
Gross yield (b)
Group	5.35	6.56	7.09
Domestic	5.97	7.10	7.90
International	4.06	5.38	5.71
Interest spread (c)
Group	2.42	2.50	2.58
Domestic	3.22	3.23	3.51
International	0.80	0.91	1.01
Interest margin (d)
Group	2.75	2.91	3.08
Domestic	3.61	3.75	4.15
International	0.96	1.07	1.25

Notes

(a)
Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the United Kingdom by Barclays Capital.

  The yields, spreads, and margins shown above exclude non-margin related items including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

(b)
Gross yield is the interest rate earned on average interest earning assets.
(c)
Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.
(d)
Interest margin is net interest income as a percentage of average interest earning assets.

        The net interest income and average balances of the trading business are shown separately on the average balance sheet on pages 82 to 83.

Net fees and commissions

	2002	2001	2000
	(£ millions)
Fees and commissions receivable	4,454	4,202	3,676
Less: fees and commissions payable	(529)	(465)	(320)

Statutory basis	3,925	3,737	3,356

        Group net fees and commissions increased by £188m (5%) to £3,925m, predominantly reflecting increases in Barclaycard and Barclays Capital.

        In Barclaycard, the impact of replacing annual fees with fees based on account activity was the principal factor fuelling growth in net fees and commissions of 20% to £696m (2001: £579m).

        Barclays Capital net fees and commissions increased 19% to £463m (2001: £389m). This growth was driven by the Credit business with strong performances from primary bonds and structured capital markets.

        In Business Banking, net fees and commissions increased by 4% to £864m (2001: £833m).

        Barclays Private Clients and Barclays Global Investors contributed increases totalling £47m. In Barclays Africa, there was a £16m reduction principally due to the situation in Zimbabwe. In Personal Financial Services, there was a reduction of £12m reflecting lower income from independent financial advice.

        Personal Financial Services, Barclays Private Clients and Business Banking fees and commissions included £135m (2001: £129m) in respect of foreign exchange income on customer transactions with Barclays Capital.

        Net fees and commissions in 2001, including the impact of the inclusion of Woolwich for the whole year, were 11% higher than in 2000 (£3,356m).

        In addition to the inclusion of Woolwich plc there were strong performances in a number of areas in 2001. In Personal Financial Services net fees and commissions increased by 44% to £806m reflecting a good performance from IFA operations, fees from lending activities and higher fee income from fee-based Additions accounts. Barclaycard net fees and commissions increased by 12% to £579m, principally as a result of replacing UK annual account fees with fees based on account behaviour.

        Barclays Global Investors net fees and commissions increased £83m to £518m largely driven by a large increase in performance fees.

        In Barclays Capital net fees and commissions fell 14% to £389m (2000: £453m) mainly due to lower financing volumes in syndicated loans. In Barclays Private Clients net fees and commissions were £12m lower than in 2000 (£579m) primarily due to lower fund management and brokerage fees.

Dealing profits

	2002	2001	2001
	(£ millions)
Rates related business	876	823	635
Credit related business	(43)	188	42

Statutory basis	833	1,011	677

        Almost all the Group's dealing profits are generated in Barclays Capital.

        Dealing profits fell to £833m (2001: £1,011m). The fall resulted from poor conditions in the credit and equity markets with losses in the credit related financing business and in equity related activities partially offset by strong gains in fixed income and commodities in the Rates business.

        Total foreign exchange income was £496m (2001: £490m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors, both externally and with Barclays Capital, is reported in those business units within fees and commissions.

        Dealing profits in 2001 were 49% higher than in 2000 (£677m). The strong performance was underpinned by increased customer business, with client transaction volumes increasing by 77% and improved contributions from the US and Europe.

Other operating income

	2002	2001	2000
	(£ millions)
Dividend income from equity shares	7	8	14
Profits on disposal of investment securities	58	37	45
Loss/income from the long-term assurance business	(51)	127	114
Property rentals	20	30	22
Premium income on insurance underwriting	178	158	126
Other income	152	68	32

Statutory basis	364	428	353

        Other operating income decreased by £64m (15%) to £364m (2001: £428m).

        Virtually all the Group's long-term assurance activity is based in the UK. This UK business, which closed to new business following the Legal & General alliance in 2001, was the main contributor to the reported loss of £51m for 2002 compared with an income contribution of £127m in 2001. The result mainly reflected the impact of movements in the stockmarkets. The FTSE 100 index declined 24% in 2002.

        Income from the sale of Legal & General products following the alliance in 2001 is included in net fees and commissions.

        The cost of redress for customers of Barclays Life and Woolwich Life who have claimed for the misselling of endowment policies was £19m for the year (2001: £3m).

        Premium income on insurance underwriting rose by £20m to £178m as a result of increased payment protection income related to consumer lending activities.

        Other income increased by £84m to £152m. An increase of £59m resulted from a revision of estimated amounts expected to be repaid on banking liabilities in the light of experience since the Woolwich acquisition in 2000 and to align Woolwich with Barclays practice. The increase also reflects income of £39m from a restructuring of the leasing portfolio.

        Other operating income in 2001, including the impact of the inclusion of Woolwich plc for the whole year, was 21% higher than in 2000 (£353m).

        In addition to the inclusion of Woolwich plc, the increase was primarily fuelled by a £32m increase in premium income on insurance underwriting reflecting increased volumes relating to consumer lending and credit card borrowings.

Administrative expenses—staff costs

	2002	2001	2001
	(£ millions)
Salaries and accrued incentive payments	3,159	3,149	2,655
Social security costs	240	243	178
Pension costs	(27)	(17)	(31)
Post-retirement health care	15	—	1
Other staff costs	368	339	416

Statutory basis	3,755	3,714	3,219

Included above:
Restructuring charge	(124)	(114)	(171)
Woolwich integration costs	(2)	(24)	(1)
Woolwich fair value adjustments	1	2	—

Excluding Woolwich integration costs, Woolwich fair value adjustments and restructuring charges	3,630	3,578	3,047

Staff numbers (a)

	2002	2001	2000
Personal Financial Services (b)	29,600	32,100	30,600
Barclays Private Clients (c)	8,900	11,100	10,800
Barclaycard (d)	4,700	4,200	4,000
Business Banking	9,600	9,800	9,500
Barclays Africa (e)	7,500	8,000	8,000
Barclays Capital	5,500	5,500	4,900
Barclays Global Investors	2,100	2,100	2,100
Other operations (f)	6,300	5,400	5,900
Head office functions	500	400	400

Total Group permanent and contract staff worldwide	74,700	78,600	76,200
Temporary and agency staff worldwide	3,700	4,600	4,800

Total including temporary and agency staff	78,400	83,200	81,000

Notes

(a)
Staff numbers are on a full time equivalent basis. United Kingdom permanent and contract staff are 59,000 (31st December 2001: 60,400).

(b)
Includes 800 regulated sales force (31st December 2001: 1,100) whose costs, following the strategic alliance with Legal & General in 2001, are included in administrative expenses—staff costs. During 2002, staff numbers in Personal Financial Services decreased by 600 as a result of restructuring. A further 700 staff relating to a mortgage call centre were outsourced to an associated undertaking while an additional 1,000 staff were transferred to shared service units reported within Other operations.

(c)
Excludes 200 administrative staff (31st December 2001: 500) whose costs are borne within the long-term assurance funds. Staff numbers at 31st December 2001 included 1,600 staff employed by the Barclays Caribbean business now part of FirstCaribbean, which is an associated undertaking and whose staff are not included in the table above. A further reduction of 500 resulted from restructuring.

(d)
Staff numbers at 31st December 2002 included 600 arising from the acquisition of the Providian UK credit card business.

(e)
During 2002, staff numbers in Africa decreased by 400 as a result of restructuring.

(f)
Staff numbers at 31st December 2002 included 1,000 transferred from Personal Financial Services.

Staff costs

        Staff costs, excluding the restructuring charge together with the integration costs and fair value adjustments arising from the acquisition of Woolwich plc, increased by 1% to £3,630m.

        Salaries and accrued incentive payments were broadly flat. The impact of the annual UK pay award was offset by a reduction in Group staff numbers and in payments to temporary staff. In addition, staff costs included £55m (2001: £25m) relating to the regulated sales force following the formation of the strategic alliance with Legal & General from August 2001. Increased costs in Barclays Global Investors were in line with improved performance but were more than offset by a reduction in Barclays Capital.

        Pension costs, calculated in accordance with SSAP 24, included a credit of £72m (2001: £72m) in respect of the Group's main UK pension schemes. Pension assets at the end of September 2002 were £9.5bn (2001: £10.7bn). Based on a valuation date of 30th September 2002, there was an actuarial funding ratio of 104% (2001: 110%).

        Under FRS 17, there would have been a charge of £130m in respect of the Group's main UK pension scheme in 2002 and a deficit of £1.3bn. This compares with the surplus of £544m under SSAP 24 for 2002.

        Permanent and contract staff numbers fell by 3,900 of which 1,600 were attributable to the treatment of the Caribbean business as an associated undertaking. The implementation of restructuring programmes resulted in a decrease of 2,600. This was primarily in Personal Financial Services, Barclays Private Clients and Barclays Africa, but it was spread across the businesses. A further 1,000 came from outsourcing, (of which 700 staff were outsourced to an associated undertaking), mainly of mortgage production administration. This was partly offset by an increase in Barclaycard of 500, mostly attributable to the acquisition of Providian UK and growth in other business areas of 800.

        Staff costs in 2001, including the impact of the inclusion of Woolwich plc for the whole year except for costs of integration but excluding the restructuring charge, were £531m higher than in 2000 (£3,047m).

        In addition to the inclusion of Woolwich, the increase in salaries and accrued incentive payments in 2001 largely reflects increased performance related payments and the cost of enhancing the product and distribution platform in Barclays Capital. Salaries and accrued incentive payments in 2001 include the cost of the Performance Incentive Plan (PIP) which was launched in that year. The PIP combines the previous bonus and profit sharing schemes into a single bonus scheme. In addition, staff costs in 2001 included £31m relating to the regulated sales force and field sales managers following the alliance with Legal & General from 1st August 2001.

Administrative expenses—other

	2002	2001	2000
	(£ millions)
Property and equipment expenses
Hire of equipment	12	16	20
Property rentals	180	183	157
Other property and equipment expenses	793	775	641

	985	974	818
Other administrative expenses
Stationery, postage and telephones	294	318	261
Advertising and market promotion	238	212	221
Travel, accommodation and entertainment	136	143	123
Subscriptions and publications	86	83	65
Securities clearing and other operational expenses	29	36	26
Sundry losses, provisions and write-offs	121	141	115
Consultancy fees	85	133	158
Professional fees	161	137	106
Other expenses	177	126	74

Statutory basis	2,312	2,303	1,967

Included above:
Restructuring charge	(63)	(57)	(61)
Woolwich Integration costs	(78)	(65)	(6)

Excluding Woolwich integration costs and restructuring charges	2,171	2,181	1,900

        Administrative expenses—other were broadly flat. Property and equipment expenses were £11m higher, reflecting higher external information technology costs.

        Other administrative expenses reduced by £2m. Increased advertising and market promotion expenditure, including costs relating to the launch of Barclaycard Direct, Openplan from Barclays and other campaigns, was offset by reductions in other areas.

        In 2001, Administrative expenses—other, including the impact of Woolwich plc for the whole year, were £336m higher than in 2000 (£1,967m). In addition to the inclusion of Woolwich the increase was mainly attributable to higher levels of business and increased strategic investment.

Depreciation and amortisation

	2002	2001	2000
	(£ millions)
Property depreciation	93	105	85
Equipment depreciation	198	194	166
Loss on sale of equipment	12	9	4

	303	308	255
Goodwill amortisation
—Woolwich plc	206	206	38
—other	48	23	13

Statutory basis	557	537	306

Included above:
Goodwill amortisation	(254)	(229)	(51)
Woolwich fair value adjustments	—	—	1

Excluding goodwill amortisation and Woolwich fair value adjustments	303	308	256

        The increase in other goodwill amortisation results from the acquisition of the Providian UK credit card business and an increase in the goodwill charge for the Group's Brazilian subsidiary, Banco Barclays SA.

        The acquisition of Woolwich plc resulted in goodwill of £4,121m with an estimated life of 20 years. This results in an annual charge of £206m against the £38m charged in the year of acquisition.

        Other goodwill amortisation in 2001 was £10m higher than in 2000 (£13m). This arose in relation to the Group's Brazilian operation, Banco Barclays e Galicia SA, which was accounted for as a subsidiary from 1st January 2001.

Provisions for bad and doubtful debts

	2002	2001	2000
	(£ millions)
Specific charge	1,486	1,165	777
General (release)/charge	(2)	(16)	40

Statutory basis	1,484	1,149	817

        The net provisions charge for bad and doubtful debts increased by £335m to £1,484m.

        The greater part of this increase occurred in the Barclays Capital (£231m) and in the South American Corporate Banking (£96m) portfolios. The increase in provisions at Barclays Capital reflected difficult economic conditions, mainly in the telecommunications and energy sectors, particularly in the US. The deterioration in the second half of 2002 was largely in existing non performing loans. The increase in provisions in South American Corporate Banking mainly related to Argentina.

        Business Banking sustained an 8% increase in its bad debt provision charge, broadly in line with expectations. The charge for Barclaycard was £402m, 7% higher reflecting the acquisition of Providian UK and the growth in average extended credit balances of 9%. Within Personal Financial Services, the provision charge fell by 13%, reflecting in part improvements in risk management.

        In 2001, the net provisions charge, including the impact of Woolwich for the whole year, was £332m higher than in 2000 (£817m). New and increased provisions were 47% higher at £1,440m while releases and recoveries of £275m were £71m higher. During 2001 there was a £40m reclassification from general provision to specific provision in Personal Financial Services based on the introduction of a statistical methodology enabling earlier recognition of specific impairment. This is reflected as a new and increased specific provision and a release of general provision.

Loss from joint ventures and associated undertakings

	2002	2001	2000
	(£ millions)
Loss from joint ventures	(5)	(1)	(1)
Loss from associated undertakings	(5)	(8)	(7)

Statutory basis	(10)	(9)	(8)

        In 2002 the loss from joint ventures relates primarily to an entity within Personal Financial Services.

        The loss from associated undertakings includes a loss of £9m relating to FirstCaribbean (see page 125) which was due to integration and restructuring costs following the creation of the new enlarged business. It also includes £1m relating to the amortisation of the goodwill arising on completion of the Caribbean transaction.

        The loss from associated undertakings in 2001 is attributable to start up costs of new ventures in Business Banking. The loss from associated undertakings in 2000 largely arose from the Group's then associated undertaking Banco Barclays e Galicia SA.

(Loss)/profit on disposal/termination of Group undertakings

	2002	2001	2000
	(£ millions)
Profit on disposal of other Group undertakings	8	(4)	214
Loss on termination of Group activities	(11)	—	—

Statutory basis	(3)	(4)	214

        The profit on disposal of Group undertakings in 2002 relates primarily to a £7m release of provisions in connection with a transaction in previous years which are no longer required. The gross gain on the sale of the US based Americas private banking business was broadly offset by goodwill written off.

        The net loss on disposal of Group undertakings in 2001 represented losses of £19m offset by gains of £15m. The net loss included goodwill written off of £1m.

        In 2000, the profit on disposal of Group undertakings includes a £186m profit on the sale of Dial and £18m profit on the sale of Barclays Property Investment Management in October 2000.

Tax

        The overall tax charge is explained in the following table:

	2002	2001	2000
	(£ millions)
Tax charge at average UK corporation tax rate of 30% (2001: 30%, 2000: 30%)	961	1,027	1,017
Prior year adjustments	(25)	34	9
Effect of change in non-allowable general provisions	(2)	(11)	24
Effect of non-allowable property write-downs and depreciation	12	17	6
Net effect of differing tax rates overseas	(70)	(65)	(43)
Net effect of overseas losses not available for relief in the UK	(40)	(17)	(5)
Other non-allowable expenses	8	(21)	16
Gains covered by capital losses brought forward	(3)	(49)	(53)
Goodwill	69	67	11
Other items	45	(39)	(81)

Overall tax charge	955	943	901

Effective tax rate %	29.8	27.5	26.6

        The charge for the year assumes a UK corporation tax rate of 30% for the year 2002 (2001: 30%). The effective rate of tax is 29.8% (2001: 27.5%). The increase in the rate from last year is primarily due to the absence of tax-free disposals, coupled with a reduction in the payments made to the qualifying employee trust reflecting the reduced share price and a reduction in the benefit generated by the utilisation of overseas losses.

        Included in the charge is a credit of £38m (2001: £11m charge) tax on the decrease in shareholders' interest in the long-term assurance funds.

Restructuring charge

        The total restructuring charge is £187m, with the main elements relating to Business Banking (£42m), Barclays Private Clients (£44m), Personal Financial Services (£39m), Barclays Africa (£16m) and Barclaycard (£12m).

        Accrued provisions at 31st December 2002 for restructuring and closure costs amounted to £117m (31st December 2001: £130m). Expenditure of £85m was incurred during the year against provisions raised as at 31st December 2001 and £122m in respect of the 2002 programme.

        In 2001 the Group incurred a restructuring charge of £171m (2000: £232m).

Total assets and liabilities

        The Group's balance sheet grew by 13% (£46bn) to £403bn. Weighted risk assets rose by 9% to £173bn.

        Within Personal Financial Services, total assets grew by 12% to £72bn. Weighted risk assets increased by 14% to £41bn primarily as a result of strong growth in UK mortgage balances, up 13% to £58.7bn (31st December 2001: £51.9bn), and good growth in other secured and unsecured lending.

        Barclays Private Clients total assets of £14bn were at a similar level to 2001, with the increase in assets resulting from the growth of Openplan in Spain being offset by the effect of the Caribbean transaction. Weighted risk assets increased by £2.5bn reflecting the growth in Openplan assets and the inclusion of 100% of the weighted risk assets of the Caribbean associate, FirstCaribbean International Bank (see Capital ratios on pages 86 and 87).

        Within Barclaycard, total assets increased by £1.3bn in the year to £10.7bn. Weighted risk assets increased by 12% to £10.6bn. The increase reflected higher extended credit balances and the inclusion of the Providian UK business.

        Within Business Banking, total assets grew by 7% to £47bn. Weighted risk assets increased by 9% during the same period. Growth was predominantly in lending to larger business customers.

        Barclays Capital total assets increased by 17% (£35bn) to £236bn during 2002 due to increases in reverse repo balances and government securities. Reverse repo balances, which are fully collateralised, increased £22bn, driven by growth in money markets and prime brokerage. There were also increases in government debt securities within the fixed income business of £9bn. Total weighted risk assets increased by only 3% to £53bn (2001: £52bn), reflecting the higher quality and therefore lower risk weightings associated with reverse repos and government backed securities.

Repo transactions

        Under a repo (sale and repurchase agreement), an asset is sold to a counterparty with a commitment to repurchase it at a future date at an agreed price. The Group engages in repos and also in reverse repos, which are the same transaction in the opposite direction, i.e. the Group buying an asset with a fixed commitment to resell. The Group aims to earn spread and trading income from these activities as well as funding its own holdings of securities.

        The following amounts were included in the balance sheet for repos and reverse repos and are reported on a net basis where permitted:

	2002	2001	2000
	(£ millions)
Reverse repos (assets)
Loans and advances to banks	41,001	32,042	25,595
Loans and advances to customers	42,505	29,731	20,758

	83,506	61,773	46,353

Repos (liabilities)
Deposits by banks	37,857	25,048	16,275
Customer accounts	24,580	16,204	17,053

	62,437	41,252	33,328

        The average and maximum amount of reverse repos for 2002 were £76,215m and £103,895m (2001: £95,849m and £119,942m, 2000: £48,952m and £60,356m) respectively. The average and maximum amount of repos for 2002 were £61,416 and £92,219m (2001: £88,311 and £116,458m, 2000: £40,462m and £52,163).

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2002			2001			2000
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(£m)	(£m)	(%)	(£m)	(£m)	(%)	(£m)	(£m)	(%)
Assets
Treasury bills and other eligible bills:
in offices in the UK	4,496	158	3.5	3,952	189	4.8	4,491	146	3.3
in offices outside the UK	960	66	6.9	1,114	89	8.0	844	88	10.4
Loans and advances to banks:
in offices in the UK	12,560	561	4.5	7,615	346	4.5	6,579	355	5.4
in offices outside the UK	5,535	161	2.9	5,827	265	4.5	6,361	397	6.2
Loans and advances to customers:
in offices in the UK	126,306	7,712	6.1	116,279	8,406	7.2	83,651	6,810	8.1
in offices outside the UK	25,896	1,132	4.4	23,573	1,498	6.4	20,693	1,298	6.3
Lease receivables:
in offices in the UK	4,245	209	4.9	4,384	245	5.6	4,683	316	6.7
in offices outside the UK	222	15	6.8	226	18	8.0	366	39	10.6
Debt securities:
in offices in the UK	40,115	1,790	4.5	36,858	2,069	5.6	26,973	1,630	6.0
in offices outside the UK	4,843	240	5.0	5,189	333	6.4	11,559	709	6.1

Average assets of banking business	225,178	12,044	5.3	205,017	13,458	6.6	166,200	11,788	7.1
Average assets of trading business	160,647	4,372	2.7	132,904	5,437	4.1	98,156	4,808	4.9

Total average interest earning assets	385,825	16,416	4.2	337,921	18,895	5.6	264,356	16,596	6.3
Provisions	(2,808)			(2,513)			(2,115)
Non-interest earning assets	46,753			48,796			43,148

Total average assets and interest income	429,770	16,416	3.8	384,204	18,895	4.9	305,389	16,596	5.4

Percentage of total average assets in offices outside the UK	27.2%			27.5%			31.4%

Average interest earning assets and net interest income:
Banking business	225,178	6,188	2.7	205,017	5,970	2.9	166,200	5,114	3.1
Trading business	160,647	75	0.0	132,904	(387)	(0.3)	98,156	(216)	(0.2)
Non margin interest		17	—		(4)	—		(6)	—

Total average interest earning assets and net interest income	385,825	6,280	1.6	337,921	5,579	1.7	264,356	4,892	1.9

Total average interest earning assets related to:
Interest income		16,416	4.2		18,895	5.6		16,596	6.3
Interest expense		(10,153)	(2.6)		(13,312)	(3.9)		(11,698)	(4.4)
Adjustment for non margin interest		17	—		(4)	—		(6)	—

		6,280	1.6		5,579	1.7		4,892	1.9

	2002			2001			2000
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(£m)	(£m)	(%)	(£m)	(£m)	(%)	(£m)	(£m)	(%)
Liabilities and shareholders' funds
Deposits by banks:
in offices in the UK	31,880	987	3.1	27,547	1,144	4.2	21,465	932	4.3
in offices outside the UK	8,908	200	2.2	10,548	366	3.5	13,736	545	4.0
Customer accounts—demand deposits:
in offices in the UK	16,260	164	1.0	14,646	209	1.4	13,302	220	1.7
in offices outside the UK	1,846	27	1.5	1,734	37	2.1	1,707	50	2.9
Customer accounts—savings deposits:
in offices in the UK	41,722	982	2.4	37,341	1,153	3.1	27,349	1,005	3.7
in offices outside the UK	1,262	32	2.5	1,297	50	3.9	1,312	62	4.7
Customer accounts—other time deposits—retail:
in offices in the UK	40,075	1,303	3.3	38,521	1,906	4.9	28,639	1,634	5.7
in offices outside the UK	5,479	139	2.5	5,611	251	4.5	5,785	316	5.5
Customer accounts—other time deposits—wholesale:
in offices in the UK	35,607	1,175	3.3	31,474	1,316	4.2	22,596	1,165	5.2
in offices outside the UK	7,959	231	2.9	7,240	340	4.7	10,005	553	5.5
Debt securities in issue:
in offices in the UK	28,596	1,061	3.7	30,378	1,546	5.1	19,904	1,057	5.3
in offices outside the UK	11,728	339	2.9	11,083	522	4.7	7,279	457	6.3
Dated and undated loan capital and other subordinated liabilities
principally in offices in the UK	11,012	645	5.9	9,165	601	6.6	5,225	382	7.3
Internal funding of trading business	(42,626)	(1,429)	(3.4)	(42,480)	(1,953)	(4.6)	(30,355)	(1,704)	(5.6)

Average liabilities of banking business	199,708	5,856	2.9	184,105	7,488	4.1	147,949	6,674	4.5
Average liabilities of trading business	162,858	4,297	2.6	134,609	5,824	4.3	98,297	5,024	5.1

Total average interest bearing liabilities	362,566	10,153	2.8	318,714	13,312	4.2	246,246	11,698	4.8
Interest free customer deposits:
in offices in the UK	11,614			10,282			9,468
in offices outside the UK	2,132			2,151			1,858
Other non-interest bearing liabilities	38,172			38,828			37,673
Minority and other interests and shareholders' funds	15,286			14,229			10,144

Total average liabilities, shareholders' funds and interest expense	429,770	10,153	2.4	384,204	13,312	3.5	305,389	11,698	3.8

Percentage of total average non-capital liabilities in offices outside the UK	25.5%			26.4%			30.4%

Notes

(a)
Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(b)
Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(c)
The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

Changes in net interest income—volume and rate analysis

        The following table allocates changes in net interest income between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

	2002/2001 Change due to increase/(decrease) in:			2001/2000 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
	(£ millions)
Interest receivable
Treasury bills and other eligible bills:
in offices in the UK	(31)	24	(55)	43	(19)	62
in offices outside the UK	(23)	(11)	(12)	1	24	(23)

	(54)	13	(67)	44	5	39

Loans and advances to banks:
in offices in the UK	215	221	(6)	(9)	52	(61)
in offices outside the UK	(104)	(13)	(91)	(132)	(31)	(101)

	111	208	(97)	(141)	21	(162)

Loans and advances to customers:
in offices in the UK	(694)	685	(1,379)	1,596	2,425	(829)
in offices outside the UK	(366)	137	(503)	200	183	17

	(1,060)	822	(1,882)	1,796	2,608	(812)

Lease receivables:
in offices in the UK	(36)	(8)	(28)	(71)	(19)	(52)
in offices outside the UK	(3)	—	(3)	(21)	(13)	(8)

	(39)	(8)	(31)	(92)	(32)	(60)

Debt securities:
in offices in the UK	(279)	172	(451)	439	562	(123)
in offices outside the UK	(93)	(21)	(72)	(376)	(407)	31

	(372)	151	(523)	63	155	(92)

Total banking business interest receivable:
in offices in the UK	(825)	1,094	(1,919)	1,998	3,001	(1,003)
in offices outside the UK	(589)	92	(681)	(328)	(244)	(84)

	(1,414)	1,186	(2,600)	1,670	2,757	(1,087)

Total trading business interest receivable	(1,065)	989	(2,054)	629	1,512	(883)

Total interest receivable	(2,479)	2,175	(4,654)	2,299	4,269	(1,970)

	2002/2001 Change due to increase/(decrease) in:			2001/2000 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
	(£ millions)
Interest payable
Deposits by banks:
in offices in the UK	(157)	162	(319)	212	254	(42)
in offices outside the UK	(166)	(51)	(115)	(179)	(116)	(63)

	(323)	111	(434)	33	138	(105)

Customer accounts—demand deposits:
in offices in the UK	(45)	21	(66)	(11)	21	(32)
in offices outside the UK	(10)	2	(12)	(13)	1	(14)

	(55)	23	(78)	(24)	22	(46)

Customer accounts—savings deposits:
in offices in the UK	(171)	125	(296)	148	326	(178)
in offices outside the UK	(18)	(1)	(17)	(12)	(1)	(11)

	(189)	124	(313)	136	325	(189)

Customer accounts—other time deposits—retail:
in offices in the UK	(603)	74	(677)	272	510	(238)
in offices outside the UK	(112)	(6)	(106)	(65)	(9)	(56)

	(715)	68	(783)	207	501	(294)

Customer accounts—other time deposits—wholesale:
in offices in the UK	(141)	159	(300)	151	400	(249)
in offices outside the UK	(109)	31	(140)	(213)	(138)	(75)

	(250)	190	(440)	(62)	262	(324)

Debt securities in issue:
in offices in the UK	(485)	(86)	(399)	489	535	(46)
in offices outside the UK	(183)	29	(212)	65	198	(133)

	(668)	(57)	(611)	554	733	(179)

Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	44	113	(69)	219	261	(42)

Internal funding of trading businesses	524	(7)	531	(249)	(596)	347

Total banking business interest payable:
in offices in the UK	(1,034)	561	(1,595)	1,231	1,711	(480)
in offices outside the UK	(598)	4	(602)	(417)	(65)	(352)

	(1,632)	565	(2,197)	814	1,646	(832)

Total trading business interest payable	(1,527)	1,055	(2,582)	800	1,655	(855)

Total interest payable	(3,159)	1,620	(4,779)	1,614	3,301	(1,687)

Movement in net interest income
(Decrease)/increase in interest receivable	(2,479)	2,175	(4,654)	2,299	4,269	(1,970)
Decrease/(increase) in interest payable	3,159	(1,620)	4,779	(1,614)	(3,301)	1,687

	680	555	125	685	968	(283)

Movement in non margin interest	21			2

	701			687

Capital resources

        The Group continues to manage actively both its debt and equity capital. Total capital resources increased in the year by £2,292m.

	2002	2001	2000
	(£ millions)
Barclays PLC Group
Shareholders' funds	15,205	14,485	13,183
Minority & other interests	156	134	250

	15,361	14,619	13,433
Undated loan capital	6,678	5,054	4,022
Dated loan capital	4,859	4,933	3,698

Total capital resources	26,898	24,606	21,153

	2002	2001	2000
	(£ millions)
Barclays Bank PLC Group
Shareholders' funds	15,205	14,485	13,325
Minority interests	156	134	108

	15,361	14,619	13,433
Undated loan capital	6,678	5,054	4,022
Dated loan capital	4,859	4,933	3,698

Total capital resources	26,898	24,606	21,153

        The Group manages both its debt and equity capital actively. The Group's authority to buy back equity was renewed at the 2002 AGM to provide additional flexibility in the management of the Group's capital resources.

        Total capital resources increased in the period by £2,292m.

        Equity shareholders' funds increased by £720m primarily reflecting profit retentions of £1,024m, net proceeds of share issues of £87m and the gain on the disposal of the Group's Caribbean business of £206m (see page 155) offset by share repurchases of £546m and exchange rate movements of £61m.

        Loan capital rose by £1,550m, reflecting raisings of £2,173m. This was offset by redemptions of £376m, amortisation of issue expenses of £1m and exchange rate movements of £246m.

Capital ratios

        Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

        These techniques include the risk asset ratio calculation, which the FSA regards as a key supervisory tool. The FSA sets ratio requirements for individual banks in the UK at or above the internationally agreed minimum of 8%. The ratio calculation involves the application of designated risk weightings to reflect an estimate of credit, market and other risks associated with broad categories of transactions and counterparties. Regulatory guidelines define three "tiers" of capital resources. Tier 1 capital, comprising mainly shareholders' funds and including Reserve Capital Instruments and Tier One Notes, is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital.

Capital adequacy data

	2002	2001
	(£ millions)
Weighted risk assets
Banking book
on-balance sheet	128,691	120,113
off-balance sheet	21,999	20,368
Associated undertakings and joint ventures	3,065	499

Total banking book	153,755	140,980

Trading book market risks	7,988	7,801
counterparty and settlement risks	11,005	10,092

Total trading book	18,993	17,893

Total weighted risk assets	172,748	158,873

        The following table analyses capital resources at 31st December 2002, as defined for regulatory purposes:

	2002		2001
	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group
	(£ millions)
Capital resources
Tier 1
Called up share capital	1,641	2,293	1,668	2,286
Eligible reserves	13,409	12,757	12,775	12,157
Minority interests—equity	522	522	203	203
Reserve Capital
Instuments (a)	1,771	1,771	1,867	1,867
Tier One Notes (a)	1,019	1,019	—	—
Less: goodwill	(4,158)	(4,158)	(4,108)	(4,108)

Total qualifying tier 1 capital	14,204	14,204	12,405	12,405

	2002	2001
	(£ millions)
Tier 2
Revaluation reserves	25	31
General provisions	737	745
Qualifying subordinated liabilities (b)
Undated loan capital	3,854	3,147
Dated loan capital	4,573	4,466
Other (c)	2	8

Total qualifying tier 2 capital	9,191	8,397

Tier 3: short-term subordinated liabilities (b)	203	392
Less: Supervisory deductions
Investments not consolidated for supervisory purposes (d)	(1,288)	(1,233)
Other deductions	(119)	(62)

Total deductions	(1,407)	(1,295)

Total net capital resources	22,191	19,899

	2002		2001
	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group
	(%)
Capital ratios
Tier 1 ratio	8.2	8.2	7.8	7.8
Risk asset ratio	12.8	12.8	12.5	12.5

Notes

  (a)
  Reserve Capital Instruments and Tier One Notes are included in undated loan capital in the consolidated balance sheet.
  (b)
  Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.
  (c)
  Comprises reserve capital instruments £nil (2001: £5m) and revaluation reserves attributable to minorities £2m (2001: £3m).
  (d)
  Includes £867m (2001: £884m) of shareholders' interest in the life-fund.

        Capital ratios have increased as a result of a £2.3bn (11%) growth in net capital resources which more than offset the impact of a £13.9bn (9%) growth in weighted risk assets. The net impact on the risk asset ratio was an increase of 0.3% to 12.8% and on the tier 1 ratio an increase of 0.4% to 8.2%.

        Within tier 1 capital, equity shareholders' funds increased by £0.6bn (see "Capital resources" above) and the issues of Tier One Notes (TONs) added a further £1bn. In addition, equity minority interests increased by £0.3bn, mainly reflecting the inclusion of capital attributable to other shareholdings in FirstCaribbean which is fully consolidated for supervisory purposes. These gains are partly offset by exchange losses on reserve capital instruments and additional goodwill in FirstCaribbean.

        Loan capital increased by £0.6bn (see "Capital resources" above). Within this, capital eligible for inclusion in tier 2 increased by £0.8bn, and £0.2bn of tier 3 capital was repaid.

        The increase in supervisory deductions relates mainly to equity in other banks that is held by FirstCaribbean.

Deposits

	Average: year ended 31st December
	2002	2001	2000
	(£ millions)
Deposits by banks
Offices in the UK	31,880	27,547	21,465
Offices outside the UK:
Other European Union	1,889	3,313	3,996
United States	2,201	2,667	4,618
Rest of the World	4,818	4,568	5,122

	40,788	38,095	35,201

Customer accounts
Offices in the UK	145,278	132,264	101,354
Offices outside the UK:
Other European Union	5,423	5,231	5,050
United States	3,976	3,550	5,201
Rest of the World	9,279	9,252	10,416

	163,956	150,297	122,021

        Average deposits (excluding trading balances) are analysed by type in the average balance sheet on page 83 and are based on the location of the office in which the deposits are recorded.

        "Demand deposits" in offices in the UK are mainly current accounts with credit balances, obtained through the UK branch network.

        "Savings deposits" in offices in the UK are also obtained through, and administered by, the UK branch network. Interest rates are varied from time to time in response to competitive conditions. These deposits are not drawn against by cheque or similar instrument.

        "Other time deposits—retail" in offices in the UK are interest bearing and also are not drawn against by cheque or similar instrument. They are generally distinguished from savings deposits by having fixed maturity requirements and from wholesale deposits by being collected, in the main, through the UK branch network.

        "Other time deposits—wholesale" in offices in the UK are obtained through the London money market and are booked mainly within the Group's money market operations. These deposits are of fixed maturity and bear interest rates which relate to the London inter-bank money market rates.

        "Other time deposits" includes commercial paper and inter-bank funds.

        Although the types of deposit products offered through offices located outside the UK are broadly similar to those described above, they are tailored to meet the specific requirements of local markets.

        A further analysis of Deposits by banks and customers is given in note 27 and note 28 to the accounts on pages 128 and 129.

Short-term borrowings

        Short-term borrowings include Deposits by banks as reported in "Deposits", Commercial paper and negotiable certificates of Deposit.

Deposits by banks (excluding trading business)

        Deposits by banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2002	2001	2000
	(£ millions)
Year-end balance	48,751	45,837	32,445
Average balance	40,788	38,095	35,201
Maximum balance	56,414	53,621	45,923
Average interest rate during year	2.9%	4.0%	4.2%
Year-end interest rate	2.6%	3.3%	4.5%

Commercial paper

        Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2002	2001	2000
	(£ millions)
Year-end balance	5,192	3,268	2,209
Average balance	4,818	2,669	2,001
Maximum balance	5,234	4,419	3,668
Average interest rate during year	2.0%	3.0%	6.6%
Year-end interest rate	1.6%	2.0%	6.4%

Negotiable certificates of deposit

        Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than $100,000.

	2002	2001	2000
	(£ millions)
Year-end balance	30,045	28,258	22,413
Average balance	27,111	30,209	20,918
Maximum balance	36,780	37,686	29,125
Average interest rate during year	3.3%	4.7%	5.2%
Year-end interest rate	2.8%	3.0%	6.3%

Securities

        The following table analyses the book value and valuation of securities.

	2002		2001		2000
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	(£ millions)
Investment securities
Debt securities:
UK government	1,465	1,496	1,500	1,499	1,496	1,571
Other government	18,963	19,564	15,152	15,330	12,117	12,378
Other public bodies	3,699	3,710	1,144	1,150	1,194	1,193
Other issuers	16,141	16,207	13,248	13,265	14,913	14,929
Equity shares	505	509	194	215	244	295

	40,773	41,486	31,238	31,459	29,964	30,366
Other securities
Debt securities:
UK government	1,025	1,025	1,284	1,284	845	845
Other government	25,385	25,385	15,659	15,659	15,555	15,555
Other public bodies	2,438	2,438	1,091	1,091	1,280	1,280
Bank and building society certificates of deposit	12,027	12,027	15,376	15,376	13,837	13,837
Other issuers	13,086	13,086	14,470	14,470	9,533	9,533
Equity shares	2,628	2,628	2,924	2,924	3,818	3,818

	97,362	98,075	82,042	82,263	74,832	75,234

        Investment debt securities include government securities held as part of the Group's treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities. Investment securities are valued at cost, adjusted for the amortisation of premiums or discounts to redemption, less any provision for diminution in value.

        Other securities comprise dealing securities which are valued at market value.

        Bank and building society certificates of deposit are freely negotiable and have original maturities of up to five years, but are typically held for shorter periods.

        A further analysis of the book value and valuation of securities is given in notes 18 and 19 to the accounts.

        In addition to UK government securities shown above, at 31st December 2002 and 2001 the Group held the following government securities which exceeded 10% of shareholders' funds:

	2002		2001
	Book value	Valuation	Book value	Valuation
	(£ millions)
US government securities	12,728	12,811	4,849	4,846
Italian government securities	7,944	8,090	6,068	6,122
Japanese government securities	7,060	7,080	6,012	6,014
German government securities	3,026	3,048	5,880	5,889
Spanish government securities	2,890	2,988	630	645

        Maturities and weighted average yield of investment debt securities

	Maturing within one year:		Maturing after one but within five years:		Maturing after five but within ten years:		Maturing after ten years:
										Total Yield
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
	(£m)	(%)	(£m)	(%)	(£m)	(%)	(£m)	(%)	(£m)	(%)
Government	4,753	4.3	7,541	5.0	6,676	3.2	1,458	5.0	20,428	4.3
Other public bodies	24	4.2	3,625	1.5	50	2.0	—	—	3,699	1.6
Other issuers	4,581	3.6	10,433	3.7	1,003	3.7	124	7.3	16,141	3.8

Total book value	9,358	4.0	21,599	3.8	7,729	3.3	1,582	5.2	40,268	4.2

Total valuation	9,434		21,893		8,026		1,624		40,977

        The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2002 by the book value of securities held at that date. Yields on certain US securities, which are exempt from tax, have been calculated using interest income adjusted to reflect a taxable equivalent basic.

Critical accounting estimates

        UK accounting standards require that the Group adopt the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group's state of affairs, profit and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results.

        The following are estimates which are considered to be the most complex and involve significant amounts of management valuation judgements, often in areas which are inherently uncertain.

Bad and doubtful debts

        The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements. For example, the continued difficult economic conditions in the telecommunications and energy sector in the US has resulted in an increase to the required credit risk provision level.

        Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. For larger accounts this is usually done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example the business prospects for the customer, the realisable value of collateral, the Group's position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgements are made in this process that may vary from person to person and team to team. Furthermore judgements change with time as new information becomes available or as workout strategies evolve, resulting in frequent revisions to the specific provisions as individual decisions are taken on a case-by-case basis.

        Within the retail businesses, where the portfolio comprises large numbers of homogeneous assets, statistical techniques are used to raise specific provisions on a portfolio basis, based on historical recovery rates.

        General provisions are raised to cover losses which are known from previous historical experience to be present in loans and advances at the balance sheet date, but which have not yet been specifically identified. These provisions are adjusted at least half yearly by an appropriate charge or release of general provision based on a statistical analysis. The accuracy of this analysis is periodically assessed against actual losses. Gradings are used to rate the credit quality of borrowers. Each grade corresponds to an Expected Default Frequency and is calculated by using manual score-sheets or computer driven models validated by an analysis of the Group's own historic data. The grade can be derived from different sources depending upon the borrower (e.g. internal model, credit rating agency). The general provision also takes into account the economic climate in the market in which the Group operates, the expected severity at default (which depends, for example, on the level of security held in relation to each category or counterparty), and the expected exposure at default (the last two of which are statistically derived values). The general provision includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation. General provisions are created with respect to the recoverability of assets arising from off-balance sheet exposures in a manner consistent with the general provisioning methodology.

        Further information on credit risk provisioning is set out on page 38.

Fair value of financial instruments

        Some of the Bank's financial instruments are carried at fair value, including derivatives and debt securities held for trading purposes.

        Financial instruments entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

        Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial-markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available then instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels. The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. This would also include an estimation of the likely occurence of future events which could affect the cashflows of the financial instrument. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model and market data are all subject to internal review and approval procedures and consistent application between accounting periods. Under US GAAP the unrealised gain or loss at the inception of a derivative contract should not be recognised in the profit and loss account unless obtained using observable market data.

        Certain financial instruments which are held on an accruals basis under UK GAAP are required to be measured at fair value under US GAAP. The Group does not manage its business with regard to reported trends on a US GAAP basis. Fair value adjustments to net income or other comprehensive income under US GAAP in current or past periods are not necessarily indicative of the magnitude or direction of such adjustments in subsequent periods.

        The fair value of financial instruments is provided in note 47 on pages 152 and 153.

Goodwill

        Determining the period over which to amortise goodwill, where amortisation is applicable under GAAP, requires the assessment of its useful economic life. This assessment involves making judgements over the nature of the acquired business, the economic environment in which it operates and the period of time over which the value of the business is expected to exceed the values of net assets. As a starting point, businesses acquired which operate in more volatile economic environments, such as emerging markets, are considered to have a useful economic life of five years, in other cases 20 years is generally used.

        Management also have to consider at least annually whether the current carrying value of goodwill is impaired. This is particularly important under US GAAP where goodwill is not being amortised. For the purposes of such impairment reviews, the goodwill is allocated to business segments that represent independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition activity, regulatory change) into consideration. In the absence of readily available market price data this calculation is usually based upon discounting expected cashflows at a relevant discount factor, the determination of both of which require the exercise of judgement.

Pensions

        The Group operates defined benefit pension schemes, details of which are given in note 5 on page 113 and note 62 on page 163. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees.

        In determining this cost the actuarial value of the assets and liabilities of the scheme are calculated. This involves modelling their future growth and requires the management to make assumptions as to, inter alia, price inflation, dividend growth, pension increases, earnings growth and return on new investment and employee lives. There is an acceptable range in which these estimates can validly fall. If different estimates within that range had been chosen, the cost recognised in the accounts could be significantly altered. The estimates used in the calculation of the 2002 pension credit are described on page 113.

Shareholders' interest in the retail long-term assurance fund

        Changes in the net present value of the profits inherent in the in-force policies of the retail long-term assurance fund are included in the profit and loss account. In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumed economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. The returns on fixed interest investments are set to market yields at the period end. The returns on UK and overseas equities and property are set relative to fixed interest returns. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.

        The risk discount rate is set to market yields on Government securities plus a margin to allow for the risks borne. The mortality, persistency and expense assumptions are chosen to represent best estimates of future experience and are based on current business experience. As with the pension calculation, there is an acceptable range in which these estimates can validly fall, and the income recognised in the accounts could be significantly altered if different estimates had been chosen.

        All of the Group's significant accounting policies, including those mentioned above, and information about the estimation techniques used to enable the accounting policies to be applied, are set out on pages 97 to 103.

Special purpose entities

        Special purpose entities (SPEs) are entities that are typically set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These entities form an integral part of many financial markets, and are important to the development of the European securitisation market and functioning of the US commercial paper market.

        An important feature of financial accounts prepared under UK GAAP is that they are required to present a true and fair view, which includes reflecting the substance of the transactions and arrangements and not just the legal form.

        Accordingly, the substance of any transaction with an SPE forms the basis for the treatment in the Group's financial statements. When a Group company has transferred assets into an SPE, these assets should only be derecognised when the criteria within Financial Reporting Standard (FRS) 5 (Reporting the substance of transactions) are fully met.

        An SPE is consolidated by the Group either if it meets the criteria of FRS 2 (Accounting for subsidiaries), or if the risk and rewards associated with the SPE reside with the Group, such that the substance of the relationship is that of a subsidiary. Financial data relating to entities consolidated on this latter basis is given in note 60 on page 159.

        Under US GAAP, entities are consolidated if they are under control of the reporting entity as described in ARB 51. In addition, unless an SPE meets the qualifying criteria under FAS 140, the sponsor of the SPE shall consider it for consolidation. Consolidation can be avoided if the requirements of EITF Topic D-14 are met.

        The Group, in the ordinary course of business, and primarily to facilitate client transactions, has helped establish SPEs in various areas which are described below, along with their UK and US GAAP treatment:

Commercial paper conduits

        The Group provides its clients with access to liquidity through the use of asset backed commercial paper programmes. These programmes involve the sale of financial assets by clients to entities which are, in effect, commercial paper conduits that then issue commercial paper to fund the purchases. The financial assets acquired by the conduits, which totalled £16,090m (2001: £17,624m) at 31st December 2002, normally take the form of consumer or trade receivables. Of the above amount, assets held by the conduits which have been originated by the Group amounted to £319m (2001: £608m) and have been reported on the Group's balance sheet. The remainder represents client assets in which the Group has no interest and which are not reported on the Group's balance sheet at 31st December 2002. Certain administrative activities and the provision of liquidity and credit facilities to the programmes are performed by the Group under arm's length contracts that it, or the conduit's independent board of directors, can terminate. Net fees received by the Group for performing these services amounted to £40m (2001: £34m). Under US GAAP, certain of these entities are consolidated by the Group. This has minimal impact on net income, although assets increase by £2,767m (2001: £2,792m). The commitments to provide liquidity to these vehicles are a maximum of £12,271m, which would be required to be provided in the event of the conduits' access to funding markets being restricted.

Credit structuring business

        The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPEs, often using credit derivative contracts. The assets are funded by issuing securities with varying terms. In accordance with FRS 5, the Group does not recognise the assets and liabilities of these entities in its balance sheet once the securities that represent subtstantially all the risks and rewards associated with the SPE have been sold to third parties. Otherwise these are recognised in full. As at 31st December 2002, the Group had recognised assets of £3,663m (2001: £2,973m) in respect of these transactions. Assets within these structures not recognised amounted to £638m (2001: £1,212m) at that date. The Group's net income for 2002 included £3m loss (2001: £2m) generated by the relationship with these entities. Under US GAAP, all of the assets are recognised, but due to different measurement bases total assets are lower by £29m (2001: £45m). There is no impact on net income of consolidating these entities. The summarised combined results of these entities are given in note 60 on page 159.

Financing transactions

        The Group has relationships with numerous SPEs to provide financing to clients or to enable the placing of clients' surplus funds with the Group. These surplus funds are in all cases included as liabilities in the balance sheet. These relationships include arrangements to fund the purchase or construction of specific assets (most common in the property industry). The use of an SPE to isolate cash flows and assets is common in the banking industry to enable the client to minimise its funding cost or maximise its investment returns and for the bank to have access to specific collateral. Any financing relationships are entered into under normal lending criteria, and subject to the Group's credit sanctioning process. The exposures arising from the lendings are included in either loans and advances to customers and banks or debt securities and equity shares. Exposures in the form of guarantees or undrawn credit lines are included within commitments.

        The Group has used SPEs to securitise some of its retail lending portfolio. Securitisation primarily involves the sale of receivables originated by the lending business. The SPEs concerned have been consolidated for UK and US GAAP and details are included in notes 16 and 60 on pages 120 and 159.

Fund management

        As one of the world's largest institutional asset managers, the Group provides asset management services to a large number of investment entities on an arm's length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors.

        In addition there are various partnerships, funds and open ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private equity, debt securities or hedge fund investment strategies. These entities have assets under management of £653m (2001: £1,078m). The Group has acquired interests in these entities, which are included within debt securities or equity shares, but the entities are not consolidated because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets. Some £9m (2001: £4m) of net income relates to transactions with these entities.

        Under the new US GAAP requirement FIN 46, further disclosure of the Group's involvement with entities of this and similar nature are given in note 63 on pages 182 and 183.

OTHER INFORMATION

Economic and monetary union

        Barclays is maintaining a prudent programme to validate and develop further its existing plans relating to the potential membership of European Monetary Union by the UK, and to conduct feasibility studies with selected suppliers and partners.

        Barclays has contributed to the development of, and supports the conclusions arising from, the British Bankers' Association and Association for Payment Clearing Services' UK Banking Industry Outline Euro Blueprint published in June 2002.

        Given the considerable uncertainty that continues to surround whether and when the UK may enter, it has not been possible to draw any definitive conclusions as to the final overall cost of preparing retail systems and operations.

        Barclays incurred minimal expenditure during 2002 with respect to any decision to introduce the euro in the UK.

Supervision and regulation

UK

        The Financial Services Authority (FSA) is responsible for supervising the full range of financial business, including deposit-taking business, securities and other investment business and life insurance business in the UK. However, HM Treasury has recently announced its intention that from October 2004, the FSA will also assume responsibility for the regulation of mortgage advice and from January 2005 the sale of general insurance products. The cornerstone of the regulatory regime is the Financial Services and Markets Act 2000 (FSMA 2000) which came into force on 1st December 2001 (a date known as N2). The FSMA 2000 replaced much of the previous legislation, including the Financial Services Act 1986, the Banking Act 1987 and the Insurance Companies Act 1982 under which banks, insurance companies and other financial services firms had been authorised and supervised.

        Under the FSMA 2000, the FSA is required to pursue four statutory objectives to:

1)
Maintain market confidence in the UK financial system;
2)
Promote public awareness and understanding of the financial system;
3)
Secure an appropriate degree of protection for consumers; and
4)
Reduce the scope for financial crime.

        In addition to pursuing these statutory objectives, the FSA is required to take into account a number of factors including using its resources in the most efficient way, taking into account the international character of financial services and the desirability of maintaining the UK's competitive position and minimising adverse effects on competition between those subject to regulation by the FSA.

        The FSA has also issued a new unified Handbook of rules and guidance for all financial services firms. While certain parts of the Handbook have yet to be finalised (in particular some of the specialist sourcebooks, such as mortgages), the majority of the new rules and regulations came into force at N2.

        In its role as supervisor, the FSA is seeking to ensure the safety and soundness of financial institutions (in fulfilment of the first and third objectives above) with the aim of strengthening, but not ensuring, the protection of customers. Barclays Bank PLC is authorised under the FSMA 2000 to carry on regulated activities within the UK and is subject to consolidated supervision by the FSA.

        The FSA's continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to banks and regular meetings with management to discuss issues such as performance, risk management and strategy. Under the FSA's risk-based approach to supervision, the starting point for the FSA's supervision of all financial institutions is based on a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogenous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment will be used by the FSA to develop a risk mitigation programme for a firm.The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy (see Capital resources on page 86), limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

        Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it due to its financial circumstances. This single scheme replaces a number of pre-N2 schemes, including the Deposit Protection Scheme, the Investors Compensation Scheme and the Policyholders Protection Scheme.

        Eligible claimants under the Financial Services Compensation Scheme may make claims against the Scheme in the event of an authorised firm's default and may receive compensation if their claim is a protected claim. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business. The manager of the Scheme is able to make an offer of compensation or, in respect of insurance contracts, offer to continue cover or provide assistance to an insurance undertaking to allow it to continue insurance business in accordance with the rules of the Scheme. Most deposits made with branches of Barclays Bank PLC within the European Economic Area ("EEA") which are denominated in sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The Scheme establishes the maximum amounts of compensation payable in respect of protected claims: for eligible protected deposit claims, this is £31,700 (100% of the first £2,000 and 90% of the next £33,000) and for protected investment business, this is £48,000 (100% of the first £30,000 and 90% of the next £20,000). There is no maximum limit for protected insurance claims. The first £2,000 of a valid claim is paid in full together with 90% of the remaining loss.

        The UK has implemented the minimum requirements imposed by the European Community Directives on such matters as the carrying on the business of credit institutions and investment firms, capital adequacy, own funds and large exposures. These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one European Union member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Many of these Directives are being amended to reflect changes in the market and further European Community Directives are planned including the areas of distance marketing, market abuse and insurance regulation which once coming into effect will further shape and influence the UK regulatory agenda.

        With effect from February 2003, the Group has become subject to The Proceeds of Crime Act 2002 which further strengthens the law with regard to anti-money laundering, and which is complimentary to the existing rules and guidance fond in the FSA's Handbook, the 1993 Money Laundering Regulations and the JMLSG Guidance Notes.

        Formal consultation is a key aspect of the UK Government's reform programme and the Group has been reviewing and, where relevant, commenting on proposals both directly and through industry associations.

        The Basel Committee on Banking Supervision and the European Commission have also issued consultation papers designed to replace the existing framework for the allocation of regulatory capital for credit risk. These bodies recognise that a more sophisticated approach is required to address both financial innovation and the increasingly complex risks faced by financial institutions. The revised Basel Capital Accord and the EU capital adequacy directive are not currently expected to be implemented until the end of 2006.

Rest of the World

        In the United States, Barclays PLC, Barclays Bank PLC and certain US subsidiary undertakings, branches and agencies of the Bank are subject to a comprehensive regulatory structure, involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended, and the Foreign Bank Supervision Enhancement Act of 1991 and the USA PATRIOT Act of 2001. Such laws and regulations impose limitations on the types of businesses, and the ways in which they may be conducted, in the United States and on the location and expansion of banking business there. The securities and investment management activities conducted in the United States are also subject to a comprehensive scheme of regulation under the US federal securities laws, as enforced by the Securities and Exchange Commission.

        Barclays operates in many other countries and its overseas offices subsidiary and asociated undertakings are subject to reserve and reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

Risk factors

        This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended and section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

        The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the SEC. In addition, the Group's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in the Financial review and Business Description with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management, and competition are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning.

        By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from those set out in the Group's forward-looking statements. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the SEC.

        The following discussion sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. The reader should also note the references to liquidity risk (page 51) and non-financial, compliance, legal and tax risk (page 55). However, other factors could also adversely affect the Group results and the reader should not consider the factors discussed in this report to be a complete set of all potential risks and uncertainties.

Business conditions and general economy.

        The profitability of Barclays' businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom or abroad. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation, and the availability and cost of credit could significantly affect the activity level of customers. A continued market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions.

        A continued market downturn or worsening of the economy could cause the Group to incur mark to market losses in its trading portfolios. A market downturn also could potentially result in a decline in the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management. An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of the Groups customers would be unable to meet their obligations.

Credit risk

        The Group's provisions for credit losses provide for losses inherent in loans and advances. Estimating potential losses is inherently uncertain and depends on many factors, including general economic conditions, rating migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Market risks

        The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group's investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations. In addition the value of assets held in the Group's pension and long-term assurance funds are also affected by the performance.

Non-financial risks

        The Group's businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Non-financial risk and losses can result from fraud, errors by employees, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the non-financial risks faced by the Group.

Changes in governmental policy and regulation

        The Group's businesses and earnings can be affected by the fiscal or other policies that are adopted by various regulatory authorities of the UK, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group's control. Areas where changes could have an impact include, inter alia;

  •
  the monetary, interest rate and other policies of central banks and regulatory authorities;
  •
  general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;
  •
  general changes in the regulatory requirements, for example prudential rules relating to the capital adequacy framework;
  •
  changes in competition and pricing environments;
  •
  expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and
  •
  other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for the Group's products and services.

Impact of strategic decisions taken by the Group

        The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group's earnings could grow more slowly or decline.

Competition

        The UK financial services market remains highly competitive and innovative competition comes both from incumbent players and a steady stream of new market entrants. The landscape is expected to remain highly competitive in all the Group's businesses.

AUDITORS' REPORT

US audit report of the independent accountants to the Board of Directors and shareholders of Barclays PLC and Barclays Bank PLC

        We have audited the accompanying consolidated financial statements of Barclays PLC and its subsidiary undertakings on pages 97 to 188 and Barclays Bank PLC and its subsidiary undertakings on pages 193 to 201. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclays PLC and its subsidiary undertakings and Barclays Bank PLC and its subsidiary undertakings at 31st December 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31st December 2002 and the determination of the consolidated shareholders' equity at 31st December 2002 and 2001 to the extent summarised in note 63 and note g to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom, 12th February 2003

CONSOLIDATED ACCOUNTS BARCLAYS PLC

Accounting policies

Summary of significant accounting policies

(a)    Accounting convention

        The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain assets held for dealing purposes, assets held in the long-term assurance business and the investment in Barclays Bank PLC in the balance sheet of Barclays PLC. They are prepared in accordance with applicable accounting standards of the UK Accounting Standards Board (ASB) and pronouncements of its Urgent Issues Task Force (UITF) and with the Statements of Recommended Accounting Practice (SORPs) issued by the British Bankers' Association (BBA) and the Finance and Leasing Association (FLA).

        The SORP issued by the Association of British Insurers (ABI) addresses the accounting and disclosure of insurance business for insurance undertakings. Barclays is primarily a banking group, not an insurance group, and prepares accounts in accordance with Schedule 9 of the Companies Act. The ABI SORP does not specifically address the accounting for long-term assurance business in this context. In line with other such banking groups, Barclays uses the embedded value method to measure the shareholders' interest in its long-term assurance business, which is consistent with the alternative measurement method described in guidance issued by the ABI "Supplementary Reporting for Long-Term Insurance Business" and is considered more relevant than the modified statutory solvency basis for describing the financial position and current performance of the business.

        Changes to the accounting policies described in the 2001 Annual report are set out on pages 102 to 103.

(b)    Consolidation and format

        The consolidated accounts have been prepared in compliance with Sections 230, 255, 255A and 255B of, and Schedule 9 to, the Companies Act 1985 (the Act). The profit and loss account and balance sheet of Barclays PLC have been prepared in compliance with Section 226 of, and Schedule 4 to, the Act.

        The consolidated accounts include the accounts of Barclays PLC and its subsidiary undertakings made up to 31st December. Entities that do not qualify as subsidiaries but which give rise to benefits that are, in substance, no different from those that would arise were the entity a subsidiary, are included in the consolidated accounts. Details of the principal subsidiary undertakings are given in note 44. In order to reflect the different nature of the shareholders' and policyholders' interests in the retail long-term assurance business, the value of the long-term assurance business attributable to shareholders is included in Other Assets and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

        As the consolidated accounts include partnerships where a Group member is a partner, advantage has been taken of the exemption given by Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership accounts.

(c)    Shares in subsidiary undertakings

        Barclays PLC's investment in Barclays Bank PLC together with Barclays Bank PLC's investments in subsidiary undertakings are stated at the amount of the underlying net asset, including attributable goodwill. Changes in the value of the net assets are accounted for as movements in the revaluation reserve.

(d)    Interests in associated undertakings and joint ventures

        An associated undertaking generally is one in which the Group's interest is more than 20% and no more than 50% and where the Group exercises a significant influence over the entity's operating and financial policies. A joint venture is one where the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other venturer. The profit and loss account includes income from interests in associated undertakings and joint ventures based on accounts made up to dates not earlier than three months before the balance sheet date. Interests in associated undertakings and joint ventures are included in the consolidated balance sheet at the Group's share of the book value of the net assets of the undertakings concerned plus unamortised goodwill arising on the acquisition of the interest.

(e)    Goodwill

        Goodwill may arise on the acquisition of subsidiary and associated undertakings and joint ventures. It represents the excess of cost over fair value of the Group's share of net assets acquired.

        In accordance with Financial Reporting Standard (FRS) 10, goodwill is capitalised as an intangible asset and amortised through the profit and loss account over its expected useful economic life. For acquisitions prior to 1st January 1998, the Group accounting policy had been to write-off goodwill directly to reserves. The transitional arrangements of FRS 10 allow this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly against reserves prior to FRS 10 will be written back and reflected in the profit and loss account.

        The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. For acquisitions in less mature economic environments, goodwill is generally considered to have a useful economic life of five years. For all other acquisitions, goodwill is generally expected to have a useful economic life of 20 years. In all cases, goodwill is amortised over its useful economic life and is subject to regular review as set out in policy (k).

        For the purpose of calculating goodwill, fair values of acquired assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value. This discounting is performed using either market rates or by using risk-free rates and risk-adjusted expected future cash flows.

(f)    Foreign currencies

        Assets and liabilities in foreign currencies are translated into sterling at rates of exchange ruling on the balance sheet date. Overseas profits and losses are translated into sterling at average rates of exchange for the year. Profits arising in areas experiencing hyper-inflation are adjusted to recognise its effect on the worth of the working capital employed. Exchange differences arising from the application of closing rates of exchange to the opening net assets held overseas, to the retranslation of the result for the year from the average rate to the closing rate and to related foreign currency borrowings are taken directly to reserves. All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

(g)    Shareholders' interest in the retail long-term assurance fund

        The value of the shareholders' interest in the Group's retail long-term assurance business represents an estimate of the net present value of the profits inherent in the in-force policies, based on the advice of qualified actuaries, together with the surplus retained within the long-term assurance funds. This value is calculated after tax. Changes in the value placed on the long-term assurance business attributable to shareholders are included in the profit and loss account.

        For the purpose of presentation, the change in value is grossed up at the effective rate of corporation tax.

        In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumed economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. Each of these assumptions is reviewed annually. The returns on fixed interest investments are set to market yields at the period end. The returns on UK and overseas equities and property are set to fixed interest returns plus a margin to reflect the additional return expected on each of these investments. The calculations are based on the market value of assets at the period end. The expense inflation assumption is based on long-term expectations of both earnings and retail price inflation. The risk discount rate is set to market yields on Government securities plus a margin to allow for the risks borne. The mortality, persistency and expense assumptions are chosen to represent best estimates of future experience and are based on current business experience. No credit is taken for favourable changes in experience unless it is reasonably certain to be delivered. The projected tax charges and the required levels of regulatory and solvency capital are based on current legislation.

(h)    Revenue recognition

        Interest income is recognised in the profit and loss account as it accrues, with the exception of interest on non-performing loans as set out in accounting policy (l) below.

        Fee income relating to loans and advances is recognised in the profit and loss account to match the cost of providing a continuing service, together with a reasonable profit margin. Where a fee is charged in lieu of interest, it is recognised in the profit and loss account as interest receivable on a level yield basis over the life of the advance. Fees and commissions receivable in respect of all other services provided are recognised in the profit and loss account when the related services are performed and when considered recoverable.

        Income arises from the margins which are achieved through market-making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. On- and off-balance sheet trading positions are valued on a mark to market basis. The resulting income is included in dealing profits along with interest and dividends arising from long and short positions and funding costs relating to trading activities.

(i)    Lending related fees and commissions payable and incentives

        Fees and commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the profit and loss account as fees and commissions payable, over the anticipated life of the loans.

        The costs of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the profit and loss account as a reduction to interest receivable as incurred.

        The amount of a fee payable by a borrower in respect of high loan to value UK residential secured loans representing an insurance premium, is deferred and included in accruals and deferred income in the Group balance sheet. Following regular reviews of the amount of deferred income required to cover anticipated losses in respect of this lending, deferred income is released to the profit and loss account on an annual basis.

(j)    Depreciation

        Tangible fixed assets are depreciated on a straight-line basis over their useful economic lives at the following annual rates:

Freehold buildings and long-leasehold property (more than 50 years to run)	2%
Leasehold property (less than 50 years to run)	over the remaining life of the lease
Costs of adaptation of freehold and leasehold property*	10%
Equipment installed in freehold and leasehold property*	10%
Computers and similar equipment	20%-33%
Fixtures and fittings and other equipment	20%

*
Where a leasehold has a remaining useful life of less than 10 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

        The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

        No depreciation is provided on freehold land.

(k)    Impairment

        Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs. If the occurrence of an external event gives rise to a reversal of an impairment loss, the reversal is recognised in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generates income that is largely independent of other income streams. The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream.

(l)    Bad and doubtful debts

        Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. Typically, this is done on an individual basis, although scope exists within the retail businesses, where the portfolio comprises homogeneous assets and where statistical techniques are appropriate, to raise specific provisions on a portfolio basis.

        General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. These provisions are adjusted at least half yearly by an appropriate charge or release of general provision based on a statistical analysis. The accuracy of this analysis is periodically assessed against actual losses. Gradings are used to rate the credit quality of borrowers. Each grade corresponds to an Expected Default Frequency and is calculated by using manual or computer driven score-sheets validated by an analysis of the Group's own historical data. This grade can be derived from different sources depending upon the borrower (e.g. internal model, credit rating agency). The general provision also takes into account the economic climate in the market in which the Group operates and the level of security held in relation to each category of counterparty. The general provision includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation. General provisions are created with respect to the recoverability of assets arising from off-balance sheet exposures in a manner consistent with the general provisioning methodology.

        The aggregate specific and general provisions which are made during the year, less amounts released and recoveries of bad debts previously written off, are charged against operating profit and are deducted from loans and advances. Impaired lendings are written off against the balance sheet asset and provision in part, or in whole, when the extent of the loss incurred has been confirmed.

        If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. Although it continues to be charged to the customers' accounts, the suspense account in the balance sheet is netted against the relevant loan. If the collection of interest is considered to be remote, interest is no longer applied and suspended interest is written off. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured.

        Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the original advance updated as at the date of the exchange. Any subsequent impairment is accounted for as a specific provision.

(m)    Debt securities and equity shares

        Investment securities are debt securities and equity shares intended for use on a continuing basis by the Group and identified as such. Investment securities are stated at cost less any provision for impairment. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts on purchase over the period to redemption. The amortisation of premiums and discounts is included in Interest receivable.

        Other debt securities and equity shares are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account through dealing profits. Listed securities are valued based on mid-market prices and unlisted securities are valued based on the Directors' estimate, which takes into consideration discounted cash flows, price earnings ratios and other valuation techniques.

        In the case of private equity investments, listed and unlisted investments are stated at cost less any provision for impairment.

        Investment and other securities may be lent or sold subject to a commitment to repurchase them. Securities lent or sold are retained on the balance sheet where substantially all the risks and rewards of ownership remain with the Group. Similarly, securities purchased subject to a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership.

(n)    Pensions and other post-retirement benefits

        The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The majority of UK staff are members of The Barclays Bank UK Retirement Fund (the UK Fund) which comprises a funded defined benefit scheme and a money purchase scheme for new joiners since July 1997. Staff do not make contributions for basic pensions. Other UK staff are covered by broadly comparable schemes and are accounted for on a comparable basis. The assets of the UK Fund are held separately from the assets of the Group and are administered by a trustee. The pension cost is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. The basis of estimation is set out in note 5 on page 113. The Group also provides post-retirement health care to certain staff and pensioners in the UK and US, the cost of which has been accrued on a similar basis. Provisions for post-retirement benefits are raised to cover the expected cost of providing the benefits.

(o)    Finance leases

        Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, other than legal title, are classified as finance leases. Finance lease receivables are included in loans and advances to customers. Gross earnings under finance leases are allocated to accounting periods in such a way as to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated at the cost of the equipment, including gross earnings to date, less rentals received to date.

(p)    Deferred tax

        Deferred tax is provided in full in respect of timing differences that have originated but not reversed at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Deferred tax is not provided on permanent differences. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable. Deferred tax is not provided on the unremitted earnings of subsidiary undertakings, joint ventures and associated undertakings except to the extent that dividends have been accrued or a binding agreement to distribute past earnings in the future has been entered into.

        Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is not discounted.

(q)    Non-credit risk provisions

        Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated.

        When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated income. The provision is discounted using market rates to reflect the long-term nature of the cashflows.

        When the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of the restructuring, including redundancy costs. The provision raised is normally utilised within 12 months.

        Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

(r)    Derivatives

        Derivatives are used to hedge interest, exchange rate and equity exposures related to non-trading positions. Instruments used for hedging purposes include swaps, equity derivatives, forward rate agreements, futures, options and combinations of these instruments. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities. Derivatives entered into for trading purposes include swaps, equity derivatives, credit derivatives, commodity derivatives, forward rate agreements, futures, options and combinations of these instruments.

Derivatives used for asset and liability management purposes

        Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item.

        The criteria required for a derivative instrument to be classified as a designated hedge are that:

  (i)
  the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cash flows being hedged and which results from potential movements in market rates and credit risk; and
  (ii)
  adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets, liabilities, other positions or cash flows being hedged, must be established at the outset of the transaction.

        Designated hedges are reviewed for effectiveness by regular tests to determine that the hedge is closely negatively correlated to the designated hedged position in each and every identified time band in the maturity profile.

        Profits and losses on interest rate swaps and options entered into for hedging purposes are measured on an accrual accounting basis, included in the related category of income and expense and reported as part of the yield on the hedged transaction. Amounts paid or received over the life of futures contracts are deferred until the contract is closed; accumulated deferred amounts on futures contracts and settlement amounts paid or received on forward contracts are accounted for as elements of the carrying value of the associated instrument, affecting the resulting yield.

        A premium paid or received in respect of a credit derivative hedging an asset or liability is amortised over the life of the protection purchased or sold against either interest payable or interest receivable. Where a credit event occurs which triggers a recovery under the credit derivative then the recovery will be offset against the profit and loss charge on the underlying asset or liability.

        Foreign exchange contracts which qualify as hedges of foreign currency exposures, including positions relating to investments the Group makes outside the UK, are retranslated at the closing rate with any forward premium or discount recognised over the life of the contract in net interest income.

        Profits and losses related to qualifying hedges, including foreign exchange contracts, of firm commitments and probable anticipated transactions are deferred and recognised in income or as adjustments to carrying amounts when the hedged transactions occur.

        Hedging transactions that are superseded or cease to be effective are measured at fair value. Any profit or loss on these transactions, together with any profit or loss arising on hedging transactions that are terminated prior to the end of the life of the asset, are deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

        When the underlying asset, liability position or cash flow is terminated prior to the hedging transaction, or an anticipated transaction is no longer likely to occur, the hedging transaction is measured on the fair value accounting basis, as described in the section on derivatives used for trading purposes below, prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income or expense relating to the previously hedged transaction.

Derivatives used for trading purposes

        Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

        The fair value of derivatives is determined by calculating the expected cash flows under the terms of each specific contract, discounted back to a present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models. The effect of discounting expected cash flows back to present value is achieved by constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), hedging costs not captured in pricing models, future administration costs associated with ongoing operational support of products as well as adjustments to reflect the cost of exiting illiquid or other significant positions.

(s)    Collateral and netting

        The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

        Where the amounts owed by both the Group and the counterparty are determinable and in freely convertible currencies, and where the Group has the ability to insist on net settlement which is assured beyond doubt, and is based on a legal right under the netting agreement that would survive the insolvency of the counterparty, transactions with positive fair values are netted against transactions with negative fair values.

        The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer's assets and gives the Group a claim on these assets for both existing and future liabilities.

        The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from bank or other counterparties in the case of cash collateral received, and to loans and advances to banks or customers in the case of cash collateral paid away. Any interest payable or receivable arising is recorded as interest payable or interest income respectively.

(t)    Credit related instruments

        The Group treats credit related instruments (other than credit derivatives) as contingent liabilities and these are not shown on the balance sheet unless, and until, the Group is called upon to make a payment under the instrument. Assets arising from payments to a third party where the Group is awaiting reimbursement from the customer, are shown on the balance sheet where reimbursement is considered to be virtually certain. Fees received for providing these instruments are taken to profit over the life of the instrument and reflected in fees and commissions receivable.

(u)    Sale and repurchase agreements (including stock borrowing and lending)

        The Group enters into sale and repurchase agreements, including stock lending arrangements (repos), and purchase and resale agreements, including stock borrowing arrangements (reverse repos). Under a repo (sale and repurchase agreement) an asset is sold (or lent) to a counterparty with a commitment to repurchase (or return) the assets at a future date at an agreed price. A reverse repo is the same transaction from the opposite viewpoint. The cash legs of these transactions are included within loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts. The Group aims to earn net interest income and dealing profits from these activities, as well as funding its own holdings of securities. The difference between sale and repurchase and purchase and resale prices for such transactions, including dividends received where appropriate, is charged or credited to the profit and loss account over the life of the relevant transactions.

(v)    Securitisation transactions

        Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. In accordance with FRS 5, these balances are either accounted for on the basis of linked presentation or through separate recognition of the gross assets and related funding.

(w)    Capital instruments

        Debt securities in issue and similar securities are stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue where the liability is a fixed amount. Where the liability fluctuates, based on, for example, the performance of an index then the debt security reflects the current value of the liability.

        Loan capital in issue is stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue. Amortisation is calculated in order to achieve a constant yield across the life of the instrument.

(x)    Internally developed software

        The Group's general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets.

Changes in accounting policy

        A change in accounting policy has arisen from the adoption in 2002 of Financial Reporting Standard 19 "Deferred tax" (FRS 19). Previously, deferred tax was only provided on timing differences where it was considered probable that a liability to tax would crystallise. As explained in accounting policy (p) above, deferred tax is now provided in full in respect of timing differences that have originated but not reversed at the balance sheet date.

        The change in policy has resulted in a prior year adjustment, and the profit and loss accounts and balance sheets for the previous years have been restated. This has resulted in a net credit to shareholders' funds of £14m as at 1st January 2002 comprising the cumulative impact of prior year reductions in deferred tax recognised in the profit and loss account and balance sheet. Comparative figures have been restated with the effect that shareholders' funds have been increased by £14m at 1st January 2002. Profit after tax for the year ended 31st December 2002 has been reduced by £10m. Profit after tax for the years ending 31st December 2001 and 2000 have been increased by £14m and £13m respectively.

        A change in accounting policy has also been made by adopting the recent guidelines of the Association of British Insurers on the calculation of income from the long-term assurance business. This guidance encourages companies providing results calculated using the achieved profits methodology to use actual, rather than smoothed, fund values. In view of the similarity between the achieved profits and embedded value methodologies and in order to ensure comparability to the results of listed insurers, the Group has decided to change its policy on the calculation of embedded values to use actual fund values at the balance sheet date. This has resulted in a net reduction to shareholders' funds of £37m as at 1st January 2002 comprising the cumulative impact of the prior year reductions in shareholders' interest in long-term assurance funds. Comparative figures have been restated with the effect that Other operating income in 2002, 2001 and 2000 has been increased by £8m and reduced by £45m and £57m respectively.

        There have been no other significant changes to the accounting policies as described in the 2001 Annual report.

Future UK accounting developments

        The Group is currently considering the implications of the recent decision by the ASB to extend the transitional provisions of Financial Reporting Standard 17 "Retirement Benefits" until 2005.

        The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Accounting Standards in their consolidated financial statements by 2005. The Group is considering the implications of such a requirement and would expect first to prepare financial statements in accordance with International Accounting Standards and International Financial Reporting Standards issued by the International Accounting Standards Board for the year ended 31st December 2005.

US GAAP

        Significant differences exist between accounting principles generally accepted in the UK and those generally accepted in the United States, and the effect on attributable profit and shareholders' funds of Barclays PLC is set out in note 63.

Accounting presentation

Changes in accounting presentation

        Following the issue of UITF Abstract 33, "Obligations in capital instruments", Reserve Capital Instruments (RCIs) are now treated as forming part of the undated loan capital of the Bank, rather than as Minority interests—non-equity. The coupon on the RCIs is now reported in Interest payable, rather than as Minority non-equity interests. Comparatives have been restated accordingly. Profit after tax for the year to 31st December 2001 has been reduced by £97m with no impact on retained profit. Liabilities have been increased and Minority interests have been reduced at 31st December 2001 by £1,872m.

        The prior period presentation has, where appropriate, been restated to conform with current year classification.

Nature of business

        Barclays is an international financial services group engaged primarily in banking, investment banking and asset management. In terms of assets employed, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries around the world and is a leading provider of co-ordinated global services to multinational corporations and financial institutions in the world's main financial centres.

Analyses by geographical segments and classes of business

        The analyses by geographical segment are generally based on the location of the office recording the transaction.

Acquisitions

        In April 2002, Barclaycard acquired the UK Providian credit card business at a cost of £446m.

        In October 2002, Barclays and Canadian Imperial Bank of Commerce (CIBC) completed the combination of their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank (FirstCaribbean). Barclays interest in the new entity is being accounted for as an Associated undertaking. The transaction resulted in an economic profit for Barclays of £206m (recognised in the Statement of total recognised gains and losses) consequent on the disposal of a share of its Caribbean operations. The acquisition of a share of CIBC West Indies Holding Limited has generated goodwill in Barclays of £131m.

Disposals

        The significant disposal in 2002 related to the disposal of a share of the Group's Caribbean operation (see detail under Acquisitions above). The effect of the disposal is reflected in the Statement of total recognised gains and losses on page 106.

        The effect of other disposals on the profit for the year is reflected in note 9 to the accounts.

Consolidated profit and loss account
For the year ended 31st December 2002

	Note	2002	2001 restated	2000 restated
		(£ millions)
Interest receivable:
Interest receivable and similar income arising from debt securities		2,030	2,383	2,339
Other interest receivable and similar income		10,014	11,075	9,449

		12,044	13,458	11,788
Interest payable		5,839	7,492	6,682
Profit on repurchase of loan capital	1	—	—	2

Net interest income		6,205	5,966	5,108
Fees and commissions receivable		4,454	4,202	3,676
Less: fees and commissions payable		(529)	(465)	(320)
Dealing profits	2	833	1,011	677
Other operating income	3	364	428	353

Operating income		11,327	11,142	9,494

Administrative expenses—staff costs	4	3,755	3,714	3,219
Administrative expenses—other	6	2,312	2,303	1,967
Depreciation and amortisation	7	557	537	306

Operating expenses		6,624	6,554	5,492

Operating profit before provisions		4,703	4,588	4,002

Provisions for bad and doubtful debts	17	1,484	1,149	817
Provisions for contingent liabilities and commitments	8	1	1	(1)

Provisions		1,485	1,150	816

Operating profit		3,218	3,438	3,186
Loss from joint ventures		(5)	(1)	(1)
Loss from associated undertakings		(5)	(8)	(7)
(Loss)/profit on disposal/termination of Group undertakings	9	(3)	(4)	214

Profit on ordinary activities before tax		3,205	3,425	3,392
Tax on profit on ordinary activities	10	(955)	(943)	(901)

Profit on ordinary activities after tax		2,250	2,482	2,491
Minority interests—equity	11	(20)	(31)	(22)
Minority interests—non-equity	11	—	(5)	(24)

Profit for the financial year attributable to the members of Barclays PLC		2,230	2,446	2,445
Dividends	12	(1,206)	(1,110)	(927)

Profit retained for the financial year		1,024	1,336	1,518

Basic earnings per 25p ordinary share	13	33.7p	36.8p	40.4p
Diluted earnings per 25p ordinary share	13	33.4p	36.4p	40.0p

        All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on a modified historical cost basis.

        The Board of Directors approved the accounts set out on pages 97 to 188 on 12th February 2003.

Statement of total recognised gains and losses
For the year ended 31st December 2002

	2002	2001 restated	2000 restated
	(£ millions)
Profit for the financial year attributable to the members of Barclays PLC	2,230	2,446	2,445
Exchange rate translation differences	(61)	3	15
Gain arising from transaction with third parties	206	—	—
Other items	8	(24)	8
Joint ventures and associated undertakings	2	(15)	6

Total recognised gains relating to the period	2,385	2,410	2,474
Prior period adjustment (see pages 102 and 103)	(23)	—	—

Total recognised gains including prior period adjustment	2,362	2,410	2,474

Consolidated balance sheet
As at 31st December 2002

	Note	2002		2001 restated
		(£ millions)
Assets
Cash and balances at central banks			2,032		1,281
Items in course of collection from other banks			2,335		2,444
Treasury bills and other eligible bills	14		7,645		7,417
Loans and advances to banks:
—banking		15,369		12,196
—trading		42,805		35,693

	15		58,174		47,889
Loans and advances to customers:
—banking		157,222		146,253
—trading		45,176		34,240

	16		202,398		180,493
Debt securities	18		94,229		78,924
Equity shares	19		3,133		3,118
Interests in joint ventures:
—share of gross assets		242		230
—share of gross liabilities		(184)		(174)

	20		58		56
Interests in associated undertakings	20		397		32
Intangible fixed assets	21		3,934		4,091
Tangible fixed assets	22		1,626		1,958
Other assets	24		16,839		18,186
Prepayments and accrued income	26		2,982		2,553

			395,782		348,442
Retail life-fund assets attributable to policyholders	25		7,284		8,170

Total assets			403,066		356,612

Sir Peter Middleton GCB Chairman

Matthew Barrett Group Chief Executive

John Varley Group Finance Director

Consolidated balance sheet
As at 31st December 2002

Liabilities
Deposits by banks:
—banking		48,751		45,837
—trading		38,683		21,543

	27		87,434		67,380
Customer accounts:
—banking		144,078		139,863
—trading		27,420		23,984

	28		171,498		163,847
Debt securities in issue	29		45,885		41,846
Items in course of collection due to other banks			1,416		1,550
Other liabilities	30		56,564		42,930
Accruals and deferred income	31		4,352		4,377
Provisions for liabilities and charges—deferred tax	32		461		616
Provisions for liabilities and charges—other	33		486		562
Dividend			788		728
Subordinated liabilities:
Undated loan capital—convertible to preference shares	34		310		345
Undated loan capital—non-convertible	34		6,368		4,709
Dated loan capital—convertible to preference shares	35		11		—
Dated loan capital—non-convertible	35		4,848		4,933

			380,421		333,823

Minority and other interests and shareholders' funds
Minority interests—equity			156		134
Called up share capital	36	1,645		1,668
Share premium account		5,277		5,149
Capital redemption reserve		262		232
Other capital reserve		617		617
Revaluation reserve		24		30
Profit and loss account		7,380		6,789
Shareholders' funds—equity	38		15,205		14,485

			15,361		14,619
			395,782		348,442
Retail life-fund liabilities to policyholders	25		7,284		8,170

Total liabilities and shareholders' funds			403,066		356,612

	Note	2002	2001
		(£ millions)
Memorandum items	45
Contingent liabilities:
Acceptances and endorsements		2,589	2,460
Guarantees and assets pledged as collateral security		16,043	14,826
Other contingent liabilities		7,914	7,313

		26,546	24,599

Commitments—standby facilities, credit lines and other		101,378	99,917

Consolidated statement of changes in reserves
For the year ended 31st December 2002

	2002	2001 restated	2000 restated
	(£ millions)
Share premium account
At beginning of year	5,149	4,950	1,583
Premium arising on shares issued	128	199	3,367

At end of year	5,277	5,149	4,950

Capital redemption reserve
At beginning of year	232	227	207
Repurchase of ordinary shares	30	5	20

At end of year	262	232	227

Other capital reserve
At beginning of year	617	469	320
Repurchase of preference shares	—	148	149

At end of year	617	617	469

Revaluation reserve
At beginning of year	30	35	37
Exchange rate translation differences	—	(1)	(2)
Released on transaction with third parties	(6)	—	—
Other items	—	(4)	—

At end of year	24	30	35

Profit and loss account
At beginning of year	6,812	5,844	4,841
Prior year adjustment	(23)	(4)	10
At beginning of year as restated	6,789	5,840	4,851

Profit retained	1,024	1,336	1,518
Exchange rate translation differences	(61)	4	19
Repurchase of ordinary shares	(516)	(96)	(291)
Transfer to capital redemption reserve	(30)	(5)	(20)
Goodwill written back on disposals	10	—	—
Shares issued to employee trusts (see below)	(48)	(107)	(114)
Transfer to other capital reserve	—	(148)	(149)
Gain arising from transaction with third parties	212	—	—
Other items	—	(35)	26

At end of year	7,380	6,789	5,840

Total reserves	13,560	12,817	11,521

        The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2002 totalled £1,038m (2001: £1,190m, 2000: £965m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

        Goodwill amounting to £205m (2001: £215m, 2000: £215m) has been charged directly against reserves in prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

        In 1998, the Group established a Qualifying Employee Share Ownership Trust (QUEST) for the purposes of delivering shares on the exercise of options under the SAYE. During 2002 the Group received from the trustees of the QUEST £122m (2001: £195m, 2000: £183m) on the issue of shares in respect of the exercise of options awarded under SAYE. Of the amount received from the trustees, employees paid £76m (2001: £90m, 2000: £69m) and the balance of £46m (2001: £105m, 2000: £114m) comprised contribution to the QUEST from Group Companies. Additionally, the Barclays Group (PSP & ESOS) Employee Share Ownership Trust (ESOT) is used to facilitate the provision of Barclays PLC shares to participants exercising rollover options under the Woolwich plc 1998 Executive Share Option Plan (WESOP). During 2002, the Group received from the trustees of this trust £8m (2001: £6m and 2000: £nil) on the issue of shares in respect of the exercise of options awarded under WESOP. Of the amount received from the trustees, employees paid £6m (2001: £4m and 2000: £nil) and the balance of £2m (2001: £2m and 2000: £nil) comprised contribution to the trust from Group Companies.

        Accumulated exchange rate translation differences included in reserves are £539m debit (2001: £478m, 2000: £481m both debit).

Consolidated cash flow statement
For the year ended 31st December 2002

	Note	2002		2001 restated		2000 restated
		(£ millions)
Net cash inflow from operating activities	50		7,391		3,799		8,486
Dividends received from joint ventures and associated undertakings			1		3		1
Returns on investments and servicing of finance:
Interest paid on loan capital and other
subordinated liabilities		(607)		(598)		(370)
Preference dividends paid by subsidiary undertaking		—		(5)		(24)
Dividends paid to minority shareholders		(23)		(17)		(10)
Net cash outflow from returns on investment and servicing of finance			(630)		(620)		(404)
Tax paid			(828)		(1,004)		(636)
Capital expenditure and financial investment:
Capital expenditure		(301)		(351)		(365)
Sale of property and equipment		289		152		112
Purchase of investment securities		(28,128)		(20,173)		(14,490)
Redemption of investment securities		10,247		5,704		5,666
Sale of investment securities		11,137		13,338		4,115
Net cash outflow from capitalexpenditure and financial investment			(6,756)		(1,330)		(4,962)
Acquisitions and disposals:
Net cash outflow from formation of FirstCaribbean International Bank Ltd	51	(160)		—		—
Acquisition of Group undertakings	54	(451)		(36)		(2,421)
Sale of associated undertakings		—		—		13
Sale of other Group undertakings	51	(1)		42		307
Net cash (outflow)/inflow from acquisitions and disposals			(612)		6		(2,101)
Equity dividend paid			(1,146)		(1,014)		(779)

Net cash outflow before financing			(2,580)		(160)		(395)
Financing:	52
Issue of loan capital and other subordinated liabilities (net of expenses)		2,173		3,019		2,211
Redemption/repurchase of loan capital and other subordinated liabilities		(376)		(715)		(212)
Repurchase of ordinary shares		(546)		(101)		(311)
Issue of ordinary shares (net of contribution to the QUEST)		87		103		81
Redemption of preference shares		—		(148)		(149)
Issue of shares to minority interest		35			—
Net cash inflow from financing			1,373		2,158		1,620

(Decrease)/Increase in cash	53		(1,207)		1,998		1,225

Parent company accounts

	2002	2001 restated	2000 restated
	(£ millions)
Profit and loss account and changes in reserves for the year ended 31st December
Interest income	6	5	4
Operating expenses:
Management charge from subsidiary undertaking	(6)	(5)	(4)

Operating profit	—	—	—
Dividends from subsidiary undertaking	1,798	1,317	1,352

Profit on ordinary activities before tax	1,798	1,317	1,352
Tax on profit on ordinary activities	—	—	—

Profit on ordinary activities after tax	1,798	1,317	1,352
Dividends	(1,206)	(1,110)	(927)

Profit retained by Barclays PLC	592	207	425
Profit retained by subsidiary undertakings	443	1,143	1,105
Loss retained by associated undertakings and joint ventures	(11)	(14)	(12)

Profit retained for the financial year	1,024	1,336	1,518
Premium arising on shares issued	128	199	3,367
Reduction in reserves arising from repurchase of shares	(516)	(96)	(291)
Shares issued to the QUEST in relation to share option schemes for staff	(46)	(105)	(114)
Other movements in investment in Barclays Bank PLC	153	(38)	43
Profit and loss account and other reserves brought forward	12,817	11,521	6,998

Profit and loss account and other reserves carried forward	13,560	12,817	11,521

	Note	2002	2001 restated
		(£ millions)
Balance sheet as at 31st December
Fixed assets
Investment in Barclays Bank PLC	39	15,205	14,485

Current assets
Amounts falling due within one year:
Due from subsidiary undertaking		788	728

		788	728
Current liabilities
Amounts falling due within one year—dividend		(788)	(728)

Net current assets		—	—

Assets less current liabilities		15,205	14,485

Capital and reserves
Called up share capital	36	1,645	1,668
Share premium account		5,277	5,149
Capital redemption reserve		262	232
Revaluation reserve		7,140	6,555
Profit and loss account		881	881

Shareholders' funds—equity	38	15,205	14,485

Prior year shareholders' funds has been restated for a reduction of £23m in 2001 (2000: £4m) arising from changes in accounting policy as described on pages 102 and 103.

        All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on a modified historical cost basis.

Sir Peter Middleton GCB Chairman

Matthew Barrett Group Chief Executive

John Varley Group Finance Director

Notes to the accounts

For the year ended 31st December 2002

1      Profit on repurchase of loan capital

        In 2000, $17m of undated loan capital was repurchased at a discount of £2m.

2      Dealing profits

	2002	2001	2000
	(£ millions)
Rates related business	876	823	635
Credit related business	(43)	188	42

	833	1,011	677

        Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

        Of the total dealing profit, £325m was earned on securities (2001: £345m, 2000: £229m).

        Rates related business includes sales and trading relating to government bonds, money markets, foreign exchange, commodities and their related derivative instruments. Credit related business includes origination, sales and trading relating to loans, securitised assets, corporate bonds and their related derivative instruments, equity derivatives and private equity investment.

3      Other operating income

	2002	2001 restated	2000 restated
	(£ millions)
Dividend income from equity shares	7	8	14
Profits on disposal of investment securities	58	37	45
(Loss)/Income from the long-term assurance business	(51)	127	114
Property rentals	20	30	22
Premium income on insurance underwriting	178	158	126
Other income	152	68	32

	364	428	353

4      Administrative expenses—staff costs

	2002	2001	2000
	(£ millions)
Salaries and accrued incentive payments	3,159	3,149	2,655
Social security costs	240	243	178
Pension costs	(27)	(17)	(31)
Post-retirement health care	15	—	1
Other staff costs	368	339	416

	3,755	3,714	3,219

        Staff costs reported above for 2002 include £124m (2001: £114m, 2000: £171m) of costs relating to staff reductions and relocations under previous restructuring plans.

        The following amounts, relating to the administration staff, (2001 and 2000 additionally the regulated sales force of Barclays Financial Management Limited), including temporary staff whose remuneration is reflected in the valuation of the long-term assurance fund, are not included in staff costs reported above:

	2002	2001	2000
	(£ millions)
Salaries and accrued incentive payments	12	47	67
Social security costs	1	5	7
Other staff costs	—	18	27

	13	70	101

Average number of employees

        The average number of persons employed by the Group worldwide during the year, excluding agency staff, was 77,200 (2001: 77,100, 2000: 73,000). All staff fall within a single structure. The average number of administration staff (2001 and 2000 additionally the regulated sales force of Barclays Financial Management Limited), whose remuneration is reflected in the valuation of the long-term assurance fund, was 370 (2001: 1,600, 2000: 2,100).

5      Pensions, post-retirement benefits, and other staff costs

Pensions

        The UK Fund (UKRF) comprises three sections:

The 1964 Pension Scheme

        Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State pension age.

The Retirement Investment Scheme (RIS)

        A defined contribution plan for most new joiners. Between 5.5% and 13.5% of pensionable pay is credited to members' retirement accounts in addition to contributions paid by the members themselves; precise amounts are dependent upon each member's age and contribution decision.

The Pension Investment Plan (PIP)

        A defined contribution plan created from 1st July 2001 to provide benefits for certain employees of Barclays Capital. 10% of pay is credited to members' retirement accounts.

        In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UK Fund for each of the three sections.

        Formal actuarial valuations of the UK Fund are carried out triennially by a professionally qualified independent actuary. The most recent valuation was conducted as at 30th September 2001 and expresses the assets and liabilities at market values. However, in light of changing market conditions and changes in the investment strategy of the scheme, which resulted in a significant reduction in the equity holding of the UK Fund, an interim actuarial review was conducted as at 30th September 2002. The market value of the assets at the interim review date was £9,553m and the valuation revealed a surplus of assets over the accrued liabilities of 4% after allowing for expected future salary increases. This surplus was estimated to be sufficient to allow the Bank to continue its contribution holiday, which commenced in January 1998, for all sections until 2004, and a further interim review will be conducted as at 30th September 2003. Protected Rights contributions in respect of RIS and PIP members have been paid as required by the contracting-out regulations. The principal financial assumptions underlying the 2002 interim actuarial review were:

Price inflation	2.5%	Earnings growth	4.0%
Dividend growth	4.0%	Return on new investments	6.5%
Pension increases	2.5%

        In calculating the surplus of assets over accrued liabilities, assets were taken at their market value and a discount rate of 6.8% p.a. at 30th September 2002 was used to value the 1964 Pension Scheme accrued liabilities. This rate of 6.8% was derived by taking a weighted average of the market yields on the day, weighting by reference to the UK Fund's strategic asset allocation; for the equity component, allowance was made for future dividend growth.

        It is the Bank's policy to allow for the results of a new valuation in its pension charge in the year following the valuation date. Therefore, the figures shown below reflect the 2001 formal actuarial valuation, with the pensions charge in the accounts being reduced over the remaining service lives of the members to take account of the surplus.

        Without the benefit of the surplus, the 1964 Pension Scheme charge, based on the 2001 valuation, would be 17.4% of pensionable salaries (on the projected unit method) assessed using the assumption regarding return on new investments, while contributions to the RIS and PIP would equal the contributions described above plus the costs of ill-health and death in service benefits.

	2002	2001	2000
	(£ millions)
Pensions costs vary from regular costs as follows (UKRF):
Regular costs	197	181	161
Variation from regular costs (including interest)	(266)	(250)	(226)

	(69)	(69)	(65)

        Of the total regular cost in 2002 of £197m, £146m relates to the 1964 Pension Scheme, £32m to the RIS and £19m to the PIP.

        The approach taken to calculating the pensions charge in the accounts for the 1964 Pension Scheme is to take assets and liabilities at market values with effect from 1st January 2002. The assumptions used to derive the 1964 Pension Scheme pensions charge differ from those shown above in that returns on new investments are assumed to be 7.5% p.a. and dividend growth is assumed to be 4.5% p.a. A discount rate at 1st January 2002 of 6.7% was used to value the accrued liabilities, derived as explained above. This resulted in an accounting surplus of assets over the accrued liabilities of 23%, allowing for expected future salary increases. Spreading this surplus using the straight line method over the future remaining service lives of the active members would be sufficient to produce a variation from regular cost of £266m including interest.

        Total pension costs of the Group are summarised as follows:

	2002	2001	2000
	(£ millions)
The Barclays Bank UK Retirement Fund	(69)	(69)	(65)
Other UK pension schemes	20	24	9
Overseas pension schemes	22	28	25

	(27)	(17)	(31)

        The Bank also operates a defined benefit scheme for overseas employees of the Bank similar in design to the 1964 Pension Scheme, the Barclays Bank (1951) Pension Fund, which had a formal valuation as at 30th September 2002. The creation of FirstCaribbean affected a significant proportion of the active members of this fund as at 11th October 2002 so the pension charge for this fund allows for the results of this valuation for the last three months of 2002. The pension charge has been assessed using consistent assumptions to those used for the 1964 Pension Scheme and a credit of £3m (2001: £3m, 2000: £9m) is included in Other UK pension schemes.

        Note 62 contains the disclosures required by FRS 17. Note 63 provides additional disclosures required by US Statement of Financial Accounting Standards No. 132.

Post-retirement benefits

        Some 11,000 UK and US pensioners are provided with private health care on similar terms to current employees. In addition, 5,900 members of staff and a further 1,000 Barclays Bank PLC pensioners who have retired since 30th June 1999 and have satisfied the qualification criteria may also become eligible for this benefit, which is being progressively withdrawn for these pensioners over the period to 30th June 2008.

Other staff costs

        Other staff costs comprise medical healthcare costs, social welfare taxes, staff transfer costs, redundancy payments and other sundry employee costs.

6      Administrative expenses—other

Property and equipment expenses	2002	2001	2000
	(£ millions)
Hire of equipment	12	16	20
Property rentals	180	183	157
Other property and equipment expenses	793	775	641
Other administrative expenses	1,327	1,329	1,149

	2,312	2,303	1,967

        Other property and equipment expenses include £27m of exceptional costs relating to the restructuring in 2002 (2001: £38m, 2000: £27m). Other administration expenses include £36m of exceptional costs relating to the restructuring in 2002 (2001: £19m, 2000: £34m).

        Fees paid to the Group's main auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2002	2001	2000
	(£ millions)
Audit Related
Group statutory	5	5	5
Regulatory	4	6	8
Accounting and Audit related	5	6	7

	14	17	20

Non-Audit
Transaction Services	3	3	2
Taxation Services	5	5	4
Other	—	1	—

Non-audit fees	8	9	6

Total fees	22	26	26

        The figures shown in the above table include amounts paid in the United Kingdom to both PricewaterhouseCoopers and PricewaterhouseCoopers LLP. Audit related fees include all amounts paid to the Group's auditors in their capacity as such.

        In addition to the fees included in the above table, amounts paid to PwC Consulting, the management consultancy arm of PricewaterhouseCoopers, amounted to £6m up to its sale to the IBM Corporation on 1st October 2002 (2001: £12m, 2000: £6m).

7      Depreciation and amortisation

	2002	2001	2000
	(£ millions)
Property depreciation	93	105	85
Equipment depreciation	198	194	166
Goodwill amortisation	254	229	51
Loss on sale of equipment	12	9	4

	557	537	306

8      Provisions for contingent liabilities and commitments

2002	2001	2000
(£ millions)
1	1	(1)

9      (Loss)/profit on disposal/termination of Group undertakings

	2002	2001	2000
	(£ millions)
Net profit/(loss) on disposal of Group undertakings	8	(4)	214
Loss on termination of Group activities	(11)	—	—

	(3)	(4)	214

        The net profit on disposal of Group undertakings comprised profits on disposal of £14m (2001: £15m, 2000: £222m) and losses on disposal of £6m (2001: £19m, 2000: £8m).

        Goodwill previously written off to reserves on disposals amounted to £10m (2001: £nil, 2000: £nil). No tax credit is attributable to the losses on disposal in 2002, 2001 and 2000 and no tax was payable on the 2002, 2001 and 2000 gains.

        Up to the date of sale, the businesses sold in 2002 contributed £3m profit to Group profit before tax (2001: £8m loss, 2000: £20m loss).

10    Tax

        The charge for tax assumes an effective UK corporation tax rate of 30% (2001: 30%, 2000: 30%) and comprises:

	2002	2001 restated	2000 restated
	(£ millions)
Current tax:
UK	806	792	689
Overseas	184	149	219

Total current tax	990	941	908

Deferred tax (credit)/charge:
UK	(32)	13	1
Overseas	(2)	(9)	(7)

Total deferred tax	(34)	4	(6)

Associated undertakings and joint ventures, including overseas tax of (£1m) (2001: (£2m), 2000: (£1m))	(1)	(2)	(1)

Total charge	955	943	901

Analysis of deferred tax (credit)/charge:
Leasing transactions	57	24	13
Short-term and other timing differences	(91)	(20)	(19)

	(34)	4	(6)

        Current tax includes a credit of £38m (2001: £11m charge, 2000: £32m charge) on the shareholders' interest in the long-term assurance fund. Included within current tax are prior year adjustments to UK of (£12m) (2001: £26m, 2000: 4m) and overseas of £3m (2001: £2m, 2000: £8m).

        Available overseas tax credits of £221m (2001: £232m, 2000: £194m) have been applied to reduce UK tax in accordance with UK legislation.

        The tax for the year is lower (2001 and 2000 lower) than the standard rate of corporation tax in the UK (30%) (2001 and 2000 30%). The differences are set out below:

	2002	2001 restated	2000 restated
	(£ millions)
Tax charge at average UK corporation tax rate of 30% (2001: 30%, 2000: 30%)	961	1,027	1,017
Prior year adjustments	(9)	28	12
Effect of change in non-allowable general provisions	(2)	(11)	24
Effect of non-allowable property write-downs and depreciation	12	17	6
Net effect of differing tax rates overseas	(70)	(65)	(43)
Net effect of overseas losses not available for relief in the UK	(40)	(17)	(5)
Other non-allowable expenses	8	(21)	16
Gains covered by capital losses brought forward	(3)	(49)	(53)
Goodwill	69	67	11
Other items	63	(37)	(78)

Current tax charge	989	939	907
Deferred tax charge	(34)	4	(6)

Overall tax charge	955	943	901

Effective tax rate %	29.8	27.5	26.6

        The charge for the year assumes a UK corporation tax rate of 30% for the year 2002 (2001: 30%, 2000: 30%). The effective rate of tax is 29.8% (2001: 27.5%, 2000: 26.6%). The increase in the rate from last year is primarily due to the absence of tax-free disposals, coupled with a reduction in the payments made to the qualifying employee trust reflecting the reduced share price and a reduction in the benefit generated by the utilisation of overseas losses.

11    Minority and other interests—Barclays PLC

        Equity minority interests in the balance sheet represent the interests of third parties in the equity shares of the Group subsidiary undertakings.

12    Dividends—Barclays PLC

Dividends per ordinary share	2002	2001	2000
	(£ millions)
Interim	419	383	295
Final	787	727	632

	1,206	1,110	927

	(pence per share)
Interim	6.35	5.750	5.0
Final	12.00	10.875	9.5

	18.35	16.625	14.5

        Dividends amounting to £0.2m (2001: £0.2m, 2000: £0.2m) are payable on the staff shares, which carry a fixed dividend of 20% per annum unless no dividend is paid for the year on the ordinary shares.

13    Earnings per 25p ordinary share—Barclays PLC

	2002	2001 restated	2000 restated
	(£ millions)
Basic and diluted earnings	2,230	2,446	2,445

Basic weighted average number of shares	6,626	6,651	6,055
Add potential ordinary shares	47	67	62

Diluted weighted average number of shares	6,673	6,718	6,117

        Basic and diluted earnings are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

        Certain shares held by incentive plans have been excluded from the calculation of earnings per share in line with UITF 13, on the grounds that the trustee has waived all dividend and voting rights.

        The recognition of potential ordinary shares for the purposes of calculating diluted earnings per share is in accordance with FRS 14 "Earnings per Share".

        See note 63 for earnings per 25p ordinary share calculated in accordance with the accounting principles generally accepted in the United States.

14    Treasury bills and other eligible bills

	2002	2001
	(£ millions)
Treasury bills	5,389	5,500
Other eligible bills	2,256	1,917

	7,645	7,417

Treasury bills and other eligible bills comprise:
Banking business	4,759	5,723
Trading business	2,886	1,694

	7,645	7,417

        Treasury bills and other eligible bills are mainly short term in maturity with a book value not materially different from market value.

        The total amount of treasury bills and other eligible bills included above, which are subject to sale and repurchase agreements, was £10m at 31st December 2002 (2001: £11m).

15    Loans and advances to banks

	2002	2001
	(£ millions)
Repayable
on demand	1,973	4,117
not more than three months	44,124	35,993
over three months but not more than one year	4,286	3,597
over one year but not more than five years	7,566	3,915
over five years	307	319

	58,256	47,941
Less:
Provisions	(82)	(52)

	58,174	47,889

	2002	2001
	(£ millions)
By geographical area
Banking business:
UK	11,510	7,116
Other European Union	2,154	2,278
United States	256	930
Rest of the World	1,531	1,924

Total banking business	15,451	12,248
Total trading business	42,805	35,693

	58,256	47,941

        At 31st December 2002, there were loans and advances to banks of £9m (2001: £nil) outstanding from associated undertakings and joint ventures.

        The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £565m at 31st December 2002 (2001: £711m).

        Additional analyses are provided within the loans and advances, provisions for bad and doubtful debts and potential credit risk lendings sections on pages 29 to 43.

        The geographic analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the United States and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

        Provisions include specific provisions of £77m (2001: £11m) and general provisions of £5m (2001: £41m).

16    Loans and advances to customers

	2002		2001
	(£ millions)
Repayable
on demand		14,460		15,185
not more than three months		60,590		48,056
over three months but not more than one year		17,915		21,883
over one year but not more than five years		31,262		27,257
over five years		81,165		70,851

		205,392		183,232
Less:
Provisions	(2,916)		(2,664)
Interest in suspense	(78)		(75)
		(2,994)		(2,739)

		202,398		180,493

By geographical area
Banking business:
UK		135,900		124,254
Other European Union		12,579		10,708
United States		6,138		6,614
Rest of the World		5,599		7,416

Total banking business		160,216		148,992
Total trading business		45,176		34,240

		205,392		183,232

        At 31st December 2002, there were loans and advances to customers of £249m (2001: £163m) outstanding from associated undertakings and joint ventures.

        Mortgage incentive costs of £86m (2001: £115m, 2000: £22m) have been charged to net interest income.

        Additional analyses are provided within the loans and advances, provisions for bad and doubtful debts and potential credit risk lendings sections on pages 29 to 43.

        The geographical analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the United States and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

        Provisions include specific provisions of £2,184m (2001: £1,960m) and general provisions of £732m (2001: £704m).

        Banking business loans and advances to customers include finance lease receivables of £4,389m (2001: £4,433m) which are stated in the balance sheet after deducting £2,993m (2001: £2,318m) of unearned charges and interest. Assets acquired in the year for letting under finance leases amounted to £401m (2001: £898m).

        The following residual values are included in finance lease receivables:

	2002	2001
	(£ millions)
Recoverable:
not more than one year	17	18
over one year but not more than two years	4	9
over two years but not more than five years	6	8
over five years	11	11

	38	46

Securitised transactions

        Loans and advances to customers include balances which have been securitised. In accordance with Financial Reporting Standard 5 (FRS 5), "Reporting the Substance of Transactions", these balances are either accounted for on the basis of linked presentation or separate recognition of the gross assets and related funding.

Linked presentation

        Banking business loans and advances to customers include loans subject to non-recourse finance arrangements which at 31st December 2002 and 2001 comprised a portfolio of mortgage loans. The principal benefits of these loans were acquired from the Bank by a special purpose securitisation vehicle which was funded primarily through the issue of floating rate notes. Barclays PLC and its subsidiary undertakings are not obliged to support any losses that may be suffered by the floating rate noteholders and do not intend to provide such support. Additionally, the floating rate notes were issued on the basis that noteholders are only entitled to obtain payment, as to both principal and interest, to the extent that the securitisation company's available resources, including funds due from customers in respect of the securitised loans, are sufficient and that noteholders have no recourse whatsoever to the Group.

        The securitisation company involved is Millshaw SAMS (No. 1) Limited. All the shares in Millshaw SAMS (No. 1) Limited are held beneficially by Millshaw SAMS Holdings Limited. All the shares in Millshaw SAMS Holdings Limited are held by Royal Exchange Trust Company Limited. The Group does not own, directly or indirectly, any of the share capital of Millshaw SAMS (No. 1) Limited or its parent companies. The Bank has made an interest bearing subordinated loan to Millshaw SAMS (No. 1) Limited repayable on final redemption of the floating rate notes.

        The Bank received payments from the securitisation companies in respect of fees for loan administration services, and also under the terms of the subordinated loan agreement. The Bank has no right to repurchase the benefit of any of the securitised loans and no obligation to do so, other than in certain circumstances where the Bank is in breach of warranty. The personal mortgage loans subject to non-recourse finance are as follows:

Outstanding at 31st December 2002			Outstanding at 31st December 2001
Customer loans	Non- returnable finance	Funding provided by the Bank*	Customer loans	Non- returnable finance	Funding provided by the Bank*
(£ millions)
84	83	1	88	87	1

*
Funding provided by the Bank includes £1m (2001: £1m) of subordinated loans.

        Linked presentation has been applied for these loans and the net of the loans and finance is included within loans and advances to customers on the balance sheet. The amounts involved in the linked presentation have not been shown on the face of the balance sheet because they are not deemed to be significant.

Gross assets presentation

        During 2002, a proportion of the Barclaycard personal credit and charge card receivables portfolio in the UK was securitised. The noteholders in this securitisation have a proportionate interest in each balance in the portfolio and at 31st December 2002, the sterling equivalent of this interest was £644m. The securitisation does not qualify for linked presentation under FRS 5 and therefore the total portfolio is included within gross loans and in note 60 on page 159. The funding giving rise to the noteholders interest is included within Debt securities in issue. During 2002, an earlier series of notes was redeemed, the sterling equivalent of those notes was £607m.

17    Provisions for bad and doubtful debts

	2002			2001
Movements in provisions for bad and doubtful debts
	Specific	General	Total	Specific	General	Total
	(£ millions)
Provisions at beginning of year	1,971	745	2,716	1,593	760	2,353
Acquisitions and disposals	(25)	14	(11)	50	(4)	46
Exchange and other adjustments	(57)	(20)	(77)	(6)	5	(1)

	1,889	739	2,628	1,637	761	2,398
Provision for the year	1,486	(2)	1,484	1,165	(16)	1,149
Amounts written off, net of recoveries of £106m (2001: £142m)	(1,114)	—	(1,114)	(831)	—	(831)

Provisions at end of year	2,261	737	2,998	1,971	745	2,716

Provisions at 31st December	2002	2001
	(£ millions)
Specific provisions
UK	1,790	1,605
Other European Union	84	89
United States	257	89
Rest of the World	130	188

	2,261	1,971
General provisions	737	745

	2,998	2,716

Non performing advances	2002	2001
	(£ millions)
Loans and advances on which interest is in suspense or is not being applied	3,153	2,484
Specific provisions	(1,634)	(1,457)

	1,519	1,027

18    Debt securities

	2002				2001
	Balance Sheet	Gross unrealised gains	Gross unrealised losses	Valuation	Balance Sheet	Gross unrealised gains	Gross unrealised losses	Valuation
	(£ millions)
Investment securities:
UK government	1,465	31	—	1,496	1,500	—	(1)	1,499
other government	18,963	601	—	19,564	15,152	205	(27)	15,330
other public bodies	17	—	—	17	3	—	—	3
mortgage-backed securities	4,693	11	—	4,704	244	11	—	255
corporate issuers	12,601	81	(16)	12,666	12,977	17	(7)	12,987
other issuers	2,529	1	—	2,530	1,168	2	—	1,170

	40,268	725	(16)	40,977	31,044	235	(35)	31,244
Other debt securities:
UK government	1,025	—	—	1,025	1,284	—	—	1,284
other government	25,385			25,385	15,659	—	—	15,659
other public bodies	2,438	—	—	2,438	1,091	—	—	1,091
bank and building society certificates of deposit	12,027	—	—	12,027	15,376	—	—	15,376
other issuers	13,086			13,086	14,470	—	—	14,470

	94,229	725	(16)	94,938	78,924	235	(35)	79,124

	2002
Movements in investment securities	Cost	Provisions	Balance Sheet
	(£ millions)
At beginning of year	31,084	(40)	31,044
Exchange and other adjustments	(153)	3	(150)
Acquisitions and transfers	30,726	—	30,726
Redemption of Investment securities	(10,247)	—	(10,247)
Sale of Investment securities	(11,002)	—	(11,002)
Provisions raised	—	(18)	(18)
Amortisation of discounts and premiums	(85)	—	(85)

At end of year	40,323	(55)	40,268

        The total value of debt securities at 31st December 2002 includes securities which are subject to sale and repurchase agreements of £5,839m (2001: £3,446m), and unamortised net discount on investment securities of £2m (2001: premium of £24m). The value of securities due within one year at 31st December 2002 was £22,281m (2001: £23,478m). At 31st December 2002, there were debt securities of £1,112m (2001: £nil) issued by associated undertakings or joint ventures.

        During 1999, the Group securitised a portfolio of investment debt securities. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £318m at 31st December 2002 (2001: £605m) is included within the total above. The funding from this transaction is reported in Other liabilities (note 30 on page 130).

        During 2002, the Group purchased a portfolio of investment debt securities, a large portion of which were subject to limited recourse financing. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £457m is included in the total above, with the financing reported in Deposits by banks. At 31st December 2002, the Group's net exposure to these investment debt securities, after taking into account the limited recourse financing, was £97m.

        Barclays PLC holds, as an investment, British government stock with a book value of £0.1m (2001: £0.1m). As part of its normal market-making activities, Barclays Capital holds positions in Barclays Bank PLC's loan capital.

        Gross gains of £5m (2001: £37m, 2000: £6m) and gross losses of £37m (2001: £13m, 2000: £9m) were realised on the sale and redemption of investment securities.

        The cost of Other debt securities is not available and would be unreasonably expensive to obtain.

        Of the total debt securities disclosed above, £56,290m (2001: £56,814m) were listed on a recognised exchange. These listed debt securities had a market value of £56,991m (2001: £57,039m).

        Under US GAAP all Investment securities are classified as "available for sale' unless the Group has a clear intention and ability to hold them to maturity. Other debt securities are classified as "trading securities".

        See page 89 of the Financial review for the valuation and maturity analysis of Investment securities.

19    Equity shares

	2002		2001
	Balance Sheet	Valuation	Balance Sheet	Valuation
	(£ millions)
Investment securities	505	509	194	215
Other securities	2,628	2,628	2,924	2,924

	3,133	3,137	3,118	3,139

	2002
Movements in Investment securities
	Cost	Provisions	Balance Sheet
	(£ millions)
At beginning of year	199	(5)	194
Acquisitions and transfers	406	—	406
Sale of Investment securities	(89)	—	(89)
Provisions raised	—	(6)	(6)

At end of year	516	(11)	505

        Gross unrealised gains on equity shares amounted to £14m (2001: £21m). Gross unrealised losses amounted to £10m (2001: £nil).

        Gross gains of £91m (2001: £68m, 2000: £54m) and gross losses of £12m (2001: £8m, 2000: £1m) were realised on the sale of Investment securities.

        The cost of Other securities is not available and would be unreasonably expensive to obtain.

        As part of its normal operations, the equity derivatives business of Barclays Capital holds shares in Barclays PLC.

        Of the total equity securities disclosed above, £2,273m (2001: £2,963m) were listed on a recognised exchange. These listed equity securities had a market value of £2,277m (2001: £2,979m).

20    Interests in associated undertakings and joint ventures

	Associates		Joint Ventures
Share of net assets
	2002	2001	2002	2001
	(£ millions)
At beginning of year	32	60	56	62
Exchange and other adjustments	(2)	(30)	—	(3)
New investments/acquisitions	373	13	7	3
Disposals	—	—	—	(3)
Loss retained	(6)	(11)	(5)	(3)

At end of year	397	32	58	56

Interest in FirstCaribbean International Bank
—share of gross assets	2,671	—
—share of gross liabilities	(2,444)	—
—goodwill	130	—
Other associates—share of net assets	40	32

Total	397	32

        Associated undertakings and joint ventures included £357m in respect of banks (2001: £nil). Dividend income from associated undertakings and joint ventures amounted to £1m (2001: £3m). On an historical cost basis, the Group's interests in associated undertakings and joint ventures at 31st December 2002 amounted to £455m (2001: £87m). Of the above interests in associated undertakings and joint ventures, only FirstCaribbean International Bank is listed on a recognised exchange. FirstCaribbean International Bank is listed on the Barbados, Trinidad and Tobago and Jamaican Stock Exchanges. The Group's share of the total operating income of joint ventures is £17m (2001: £44m, 2000: £8m).

        The Group's share of the total operating income of FirstCaribbean International Bank is £31m.

        Included within Barclays share of associates assets is goodwill as follows:

	2002	2001
	(£ millions)
Goodwill
Additions	131	—

Cost at end of year	131	—

Accumulated amortisation
Amortisation charge for year	1	—
At end of year	1	—

Net book value	130	—

        The table below provides summarised financial information of associated undertakings and joint ventures, in which the Group has an interest (the entities' entire financial position and results of operations are presented, not Barclays share).

	2002
	FirstCaribbean International Bank	Other Associates	Joint Ventures	Total
	(£ millions)
Fixed assets	79	281	360	720
Debt and equity securities	564	803	—	1,367
Loans to banks and customers	4,386	116	128	4,630
Other assets	271	201	31	503

Total assets	5,300	1,401	519	7,220

Deposits from banks and customers	4,718	219	120	5,057
Other liabilities	130	801	297	1,228
Shareholders' funds	452	381	102	935

Total liabilities	5,300	1,401	519	7,220

(Loss)/profit before tax	(18)	22	(15)	(11)
Taxation	2	(13)	—	(11)

(Loss)/profit after tax	(16)	9	(15)	(22)

        The amounts included above are based on accounts made up to 31st December 2002 with the exception of FirstCaribbean International Bank and certain undertakings included within the Other Associates category for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

21    Intangible fixed assets

	2002	2001
	(£ millions)
Goodwill
At beginning of year	4,416	4,365
Additions	113	52
Disposals	—	(10)
Exchange and other adjustments	(27)	9

At end of year	4,502	4,416

Accumulated amortisation
At beginning of year	325	96
Disposals	—	(3)
Amortisation charge for year	254	229
Exchange and other adjustments	(11)	3

At end of year	568	325

Net book value	3,934	4,091

        Goodwill is amortised to the profit and loss account over its useful economic life, generally estimated to be 20 years. Goodwill arising on the acquisitions in 2001 of Banco Barclays e Galicia SA and in 2002 of Providian is being amortised over their expected useful economic lives of five years.

22    Tangible fixed assets

	2002			2001
	Total	Property	Equipment	Total	Property	Equipment
	(£ millions)
Cost or valuation
At beginning of year	4,038	2,257	1,781	4,041	2,329	1,712
Acquisitions and disposals of Group undertakings	(66)	(38)	(28)	(12)	(2)	(10)
Exchange and other adjustments	(24)	(24)	—	23	5	18
Additions at cost	284	119	165	352	43	309
Sale of assets	(533)	(331)	(202)	(333)	(117)	(216)
Fully depreciated assets written off	(27)	(15)	(12)	(33)	(1)	(32)

At end of year	3,672	1,968	1,704	4,038	2,257	1,781

Accumulated depreciation and impairment
At beginning of year	2,080	850	1,230	1,982	775	1,207
Acquisitions and disposals of Group undertakings	(36)	(13)	(23)	(8)	(1)	(7)
Exchange and other adjustments	(18)	(27)	9	19	17	2
Charge for year	291	93	198	299	105	194
Sale of assets	(244)	(91)	(153)	(179)	(45)	(134)
Fully depreciated assets written off	(27)	(15)	(12)	(33)	(1)	(32)

At end of year	2,046	797	1,249	2,080	850	1,230

At valuation
1979 to 1993	628	628	—	870	870	—
At cost	3,044	1,340	1,704	3,168	1,387	1,781

	3,672	1,968	1,704	4,038	2,257	1,781
Accumulated depreciation	(2,046)	(797)	(1,249)	(2,080)	(850)	(1,230)

Net book value	1,626	1,171	455	1,958	1,407	551

	2002	2001
	(£ millions)
Balance sheet value of property
Freehold	846	1,126
Leasehold over 50 years unexpired	93	108
Leasehold up to 50 years unexpired	231	171
Assets in the course of construction	1	2

	1,171	1,407

Historical cost of property
At cost	1,727	1,953
Accumulated depreciation and impairment	(797)	(819)

Net book value	930	1,134

        The net book value of property occupied by the Group for its own use was £1,116m at 31st December 2002 (2001: £1,352m). The net book value of property at 31st December 2002 included £194m (2001: £317m) in respect of land.

23    Commitments for capital expenditure not provided in these accounts

        At 31st December 2002, commitments for capital expenditure under contract amounted to £1m (2001: £1m).

24    Other assets

	2002	2001 restated
	(£ millions)
Own shares	55	6
Balances arising from off-balance sheet financial instruments	13,454	13,730
Shareholders' interest in the long-term assurance fund	867	884
London Metal Exchange warrants and other metals trading positions	829	1,236
Sundry debtors	1,634	2,330

	16,839	18,186

        Own shares represent Barclays PLC shares held in employee benefit trusts where the Group retains the risks and rewards related to those shares.

25    Retail long-term assurance funds

        The (decrease)/increase in the shareholders' interest in the retail long-term assurance funds is calculated as follows:

	2002	2001 restated
	(£ millions)
Value of the shareholders' interest at beginning of year	884	816
Transfer to shareholders' account	—	(40)
	884	776

Value of the shareholders' interest at end of year	867	884

(Decrease)/increase in value for the year after tax	(17)	108

(Decrease)/increase in value before tax	(55)	119

        In addition to the decrease (2001 an increase) in the shareholders' interest in the retail long-term assurance funds detailed above, £4m (2001: £8m) of other income from the long-term assurance business has been recognised in the year.

        The principal economic assumptions used in calculating the value of the shareholders' interest were as follows:

	2002	2001
	%	%
Risk discount rate (net of tax)	7.0	9.0
Gross UK equities returns for unit linked business (net of irrecoverable tax credit)	6.8	7.5
Gross UK equities dividend yield for unit linked business (net of irrecoverable tax credit)	2.8	2.2
Gross property and overseas equities returns for unit linked business	7.5	8.0
Gross fixed interest returns for unit linked business	4.5	5.0
Renewal expense inflation (including effect of fixed costs)	4.4	5.25

        The retail life-fund assets attributable to policyholders comprise:

	2002	2001
	(£ millions)
Assets:
Investments	7,199	8,129
Group undertakings	5	20
Other debtors	205	726

	7,409	8,875
Current liabilities	(125)	(705)

	7,284	8,170

26    Prepayments and accrued income

	2002	2001
	(£ millions)
Accrued interest and commission	2,586	2,249
Prepayments	396	304

	2,982	2,553

27    Deposits by banks

	2002	2001
	(£ millions)
Repayable
on demand	7,148	6,633
not more than three months	68,470	49,108
over three months but not more than six months	3,438	3,479
over six months but not more than one year	1,397	1,101
over one year but not more than two years	371	294
over two years but not more than five years	2,196	3,773
over five years	4,414	2,992

	87,434	67,380

By geographical area
Banking business:
UK	34,230	35,027
Other European Union	2,220	1,637
United States	6,606	4,187
Rest of the World	5,695	4,986

Total banking business	48,751	45,837
Total trading business	38,683	21,543

	87,434	67,380

        At 31st December there were deposits by banks of £717m (2001: £nil) due to associated undertakings and joint ventures. Deposits by banks are mostly over £50,000.

        A further analysis of Deposits by banks is given within the Deposits section on page 88 of the Financial review.

28    Customer accounts

	2002	2001 restated
	(£ millions)
Repayable
on demand	83,731	74,594
not more than three months	76,761	77,940
over three months but not more than six months	3,333	3,181
over six months but not more than one year	2,669	3,351
over one year but not more than two years	2,342	1,016
over two years but not more than five years	1,427	3,044
over five years	1,235	721

	171,498	163,847

By geographical area
Banking business:
UK	132,502	123,866
Other European Union	5,233	4,822
United States	1,166	3,111
Rest of the World	5,177	8,064

Total banking business	144,078	139,863
Total trading business	27,420	23,984

	171,498	163,847

	2002	2001
	(£ millions)
By type
In offices in the UK:
current and demand accounts—interest free	11,159	11,570
current and demand accounts—interest bearing	17,558	19,532
savings accounts	45,586	40,218
other time deposits—retail	33,687	33,267
other time deposits—wholesale	35,029	24,230
In offices outside the UK:
current and demand accounts—interest free	1,132	2,032
current and demand accounts—interest bearing	1,774	2,174
savings accounts	459	1,409
other time deposits	25,114	29,415

	171,498	163,847

        At 31st December 2002, there were customer accounts of £189m (2001: £14m) due to associated undertakings and joint ventures.

        Deposits in offices in the UK received from non-residents amounted to £19,490m (2001: £11,112m).

        Other time deposits in the UK and the United States are mostly over £50,000.

        A further analysis of customer accounts is provided within the Deposits section on page 88 of the Financial review.

29    Debt securities in issue

	2002	2001
	(£ millions)
Bonds and medium-term notes repayable:
within one year	809	891
over one year but not more than two years	1,815	681
over two years but not more than five years	3,056	3,209
over five years	1,237	1,096

	6,917	5,877
Other debt securities in issue repayable:
not more than three months	28,166	22,936
over three months but not more than one year	8,515	10,823
over one year but not more than two years	674	153
over two years but not more than five years	1,203	670
over five years	410	1,387

	45,885	41,846

        Debt securities in issue at 31st December 2002 included certificates of deposit of £30,045m (2001: £28,258m) and commercial paper of £5,192m (2001: £3,268m). At 31st December 2002 and 2001, there were no debt securities in issue due to associated undertakings and joint ventures.

        Debt securities in issue at 31st December 2002 include £644m (2001: £607m) raised from the securitisation of credit and charge card receivables (see note 16).

30    Other liabilities

	2002	2001
	(£ millions)
Obligations under finance leases payable:
not more than one year	27	34
over one year but not more than two years	30	30
over two years but not more than five years	70	79
over five years	81	114

	208	257
Less: future finance charges	(68)	(91)

	140	166
Balances arising from off-balance sheet financial instruments	11,538	11,091
Short positions in securities	39,940	26,200
Cash receipts from securitisation	318	605
Current tax	641	589
Sundry creditors	3,987	4,279

	56,564	42,930

Short positions in securities comprise:
Treasury bills and other eligible bills	2,547	1,257
Debt securities—government	30,614	20,149
Debt securities—other public sector	517	340
Debt securities—other	4,678	2,914
Equity shares	1,584	1,540

	39,940	26,200

        Of the total short positions disclosed above, £24,339m (2001: £23,840m) were listed on a recognised exchange.

        Cash receipts from securitisation are in respect of a portfolio of investment debt securities (see note 18) which did not qualify for linked presentation under FRS 5.

31    Accruals and deferred income

	2002	2001
	(£ millions)
Accrued interest and commission	2,207	2,172
Other accruals and deferred income	2,145	2,205

	4,352	4,377

32    Deferred tax

        The movements on deferred tax during the year were:

	2002	2001 restated
	(£ millions)
At beginning of year as previously reported	630	631
Prior year adjustment—FRS 19	(14)	—

At beginning of year as restated	616	631
Exchange and other adjustments	(121)	(19)
Charge to profit and loss account	(34)	4

At end of year	461	616

Deferred tax at 31st December:
Leasing transactions	766	814
Other timing differences	(305)	(198)

	461	616

        No tax (2001: £nil) has been provided on capital gains that might arise on the disposal of Barclays Bank PLC at the amounts at which it is stated. The Directors are of the opinion that the likelihood of any such tax liability arising in the foreseeable future is remote. Tax would become payable only if the investment (and consequently virtually all of the Group's activities) were disposed of. The amount of tax payable would be dependent upon the level of capital losses available within the Barclays Group to reduce any capital gains that may arise.

        No tax has been provided on capital gains (2001: £nil) that might arise on the disposal of properties at their balance sheet amounts. The aggregate disposal of the property portfolio would not be expected to give rise to a significant gain or loss. Tax would become payable only if property were sold without it being possible to claim rollover relief. At present, it is not envisaged that any tax will become payable in the foreseeable future.

        The fair values of certain derivatives and financial instruments are disclosed in note 47. For trading balances, where fair values are recognised in the financial statements and mark to market movements included in the profit and loss account, the gains and losses are subject to current tax and no deferred tax arises. In the case of derivatives used for asset and liability management purposes, tax arises when the gain or loss is recognised in the profit and loss account at the same time as the hedged item. Where fair values are disclosed but not recognised, tax would arise if the assets were sold at their fair value. Tax of £1,106m (2001: £902m) would become payable on the sale of the non-trading financial assets for which a valuation has been given.

        Deferred tax assets have not been recognised on tax losses to the extent that they are not regarded as recoverable in the foreseeable future. The unrecognised asset of £24m (2001: £nil) would be regarded as recoverable to the extent that, on the basis of all available evidence, it was more likely than not that there would be suitable taxable profits from which the tax losses could be deducted.

        No deferred tax is recognised on the unremitted earnings of overseas subsidiary undertakings, associated undertakings and joint ventures. Such earnings form part of the balance sheet value and are therefore included in the deferred tax of subsidiaries.

33    Other provisions for liabilities and charges

	Employee pension and post-retirement benefit contributions	Onerous contracts	Customer loyalty provisions	Redundancy and restructuring	Sundry provisions	Total
	(£ millions)
At 1st January 2002	180	39	68	131	144	562
Exchange	(3)	—	—	2	(5)	(6)
Additions	61	1	16	220	78	376
Amounts used	(34)	(13)	(29)	(169)	(31)	(276)
Unused amounts reversed	(24)	(2)	—	(72)	(74)	(172)
Amortisation of discount	—	1	—	1	—	2

	180	26	55	113	112	486

At 1st January 2001	194	56	66	151	168	635
Acquisitions and disposals of Group undertakings	—	—	—	—	15	15
Exchange	1	(2)	—	—	(3)	(4)
Additions	41	3	12	185	54	295
Amounts used	(28)	(20)	(10)	(183)	(38)	(279)
Unused amounts reversed	(28)	—	—	(24)	(52)	(104)
Amortisation of discount	—	2	—	2	—	4

	180	39	68	131	144	562

        Customer loyalty provisions are made with respect to anticipated future claims on redemption under the Group's customer loyalty bonus schemes. Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

Redundancy and restructuring

        It is anticipated that the majority of the remaining provision will be utilised in 2003.

34    Undated loan capital

        Undated loan capital, issued by the Bank for the development and expansion of the Group's business and to strengthen the capital base and by Woolwich plc for the general purposes of its business, comprised:

	Notes	2002	2001 restated
	(£ millions)
Non-convertible
The Bank
6% Callable Perpetual Core Tier One Notes	(a, o)	400	—
6.86% Callable Perpetual Core Tier One Notes ($1,000m)	(a, o)	619	—
8.55% Step-up Callable Perpetual Reserve Capital Instruments ($1,250m)	(b, p)	767	852
7.375% Step-up Callable Perpetual Reserve Capital Instruments ($750m)	(b, q)	459	510
7.50% Step-up Callable Perpetual Reserve Capital Instruments (s850m)	(c, r)	545	510
Junior Undated Floating Rate Notes ($121m)	(d, s)	75	83
Undated Floating Rate Primary Capital Notes Series 1 ($358m)	(d, t)	222	247
Undated Floating Rate Primary Capital Notes Series 2 ($442m)	(d, t)	274	304
Undated Floating Rate Primary Capital Notes Series 3	(d, t)	145	145
9.875% Undated Subordinated Notes	(e, u)	300	300
9% Permanent Interest Bearing Capital Bonds	(f, v)	100	100
7.875% Undated Subordinated Notes	(g, w)	100	100
7.125% Undated Subordinated Notes	(h, x)	525	525
6.875% Undated Subordinated Notes	(i, y)	650	650
6.375% Undated Subordinated Notes	(j, z)	400	—
6.125% Undated Subordinated Notes	(k, aa)	400	—
6.5% Undated Subordinated Notes (FFr 1,000m)	(l, ab)	99	93
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	(m, ac)	42	42
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	(m, ac)	63	63
Woolwich plc
9.25% Perpetual Subordinated Bonds	(n, ae)	183	185

		6,368	4,709
Convertible to preference shares
The Bank
8% Convertible Capital Notes Series E ($500m)	(f, ad)	310	345

Security and subordination

        None of the undated loan capital of the Bank or Woolwich plc is secured.

        The Junior Undated Floating Rate Notes (the "Junior Notes") rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

        All other issues of the Bank's undated loan capital rank pari passu with each other and behind the claims of the holders of Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the "TONs") and the 8.55%, 7.375% and 7.5% Step-up Callable Perpetual Reserve Capital Instruments (the "RCIs") (such issues, excluding the Tons and the RCI's, being the "Undated Notes and Loans").

        The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

        The 9.25% Perpetual Subordinated Bonds rank behind the claims against Woolwich plc of its depositors and other unsecured unsubordinated creditors and holders of its dated loan capital.

Interest

Notes

  (a)
  These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance based on London interbank rates.
  (b)
  These RCIs bear a fixed rate of interest until 2011. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance based on London interbank rates.
  (c)
  These RCIs bear a fixed rate of interest until 2010. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance based on European interbank rates.
  (d)
  These Notes bear interest at rates fixed periodically in advance based on London interbank rates.
  (e)
  These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.
  (f)
  The interest rates on these Notes are fixed for the life of those issues.
  (g)
  These Notes bear a fixed rate of interest until 2003. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 10 years.
  (h)
  These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.
  (i)
  These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.
  (j)
  These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.
  (k)
  These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.
  (l)
  These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.
  (m)
  These Loans bear a fixed rate of interest until 2028 based on a US dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest at rates fixed periodically in advance based on London interbank rates.
  (n)
  These Notes bear a fixed rate of interest until 2021. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

        The Bank is not obliged to make a payment of interest on its Undated Notes and Loans if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. Woolwich plc is not obliged to a make a payment of interest on its undated loan capital if, in the immediately preceding interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable if such a dividend is subsequently paid or in certain other circumstances.

        No payment of principal or any interest on any such undated loan capital may be made unless the Bank or Woolwich plc, as appropriate, satisfies a specified solvency test.

        The Bank may elect to defer any payment of interest on the RCIs for any period of time. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

        The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the Financial Services Authority. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (a) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or preference shares, or make payments of interest in respect of the RCIs and (b) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

        Interest payable on undated loan capital amounted to £407m (2001: £345m, 2000: £190m).

Repayment and conversion

Notes

  (o)
  These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.
  (p)
  These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2011.
  (q)
  These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2011.
  (r)
  These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2010.
  (s)
  These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.
  (t)
  These Notes are repayable in each case, at the option of the Bank, in whole on any interest payment date.
  (u)
  These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.
  (v)
  These Bonds are repayable, at the option of the Bank, in whole at any time.
  (w)
  These Notes are repayable, at the option of the Bank, in whole at any time up to and including October 2003, or on any tenth anniversary thereafter.
  (x)
  These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.
  (y)
  These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.
  (z)
  These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.
  (aa)
  These Notes are repayable, at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.
  (ab)
  These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.
  (ac)
  These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.
  (ad)
  These Notes are repayable at par, at the option of the Bank, in whole on any interest payment date falling in or after April 2003 and are convertible on any interest payment date, at the option of the Bank, into 40,000,000 non-cumulative dollar-denominated preference shares of the Bank.
  (ae)
  These Bonds are repayable, at the option of Woolwich plc, in whole in 2021, or on any fifth anniversary thereafter.

        In addition, each issue of undated loan capital is repayable, at the option of the Bank or Woolwich plc, as appropriate, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the Financial Services Authority.

        The Series E Notes have been registered under the US Securities Act of 1933. The other issues of undated loan capital, which were made in the eurocurrency market and/or under Rule 144A, have not been so registered.

35    Dated loan capital

        Dated loan capital, issued by the Bank for the development and expansion of the Group's business and to strengthen its capital base, by Woolwich plc for the general purposes of its business and by Barclays Bank of Botswana to enhance its capital base, comprise:

	Notes	2002	2001
		(£ millions)
Non-convertible
The Bank
5.5% Subordinated Notes 2002 (2001: €200m)		—	119
Floating Rate Subordinated Notes 2002 (2001: €115m)		—	73
Floating Rate Subordinated Notes 2003 (€55m)	(a, i)	36	34
Subordinated Floating Notes 2003 (€200m)	(a, f, i)	125	125
Subordinated Floating Notes 2003 (Yen 8,000m)	(a, i)	42	42
Floating Rate Unsecured Capital Loan Stock 2006	(a, k, l)	3	4
16% Unsecured Capital Loan Stock 2002/07		—	100
4.875% Step-up Callable Subordinated Notes 2008 (FFr 1,000m)	(b, k)	99	93
Floating Rate Subordinated Notes 2008 (ITL 250,000m)	(a, k)	84	79
Subordinated Floating Rate Notes 2008 ($250m)	(a, f, k)	171	171
Subordinated Floating Rate Notes 2009 ($60m)	(a, f, k)	41	41
Floating Rate Subordinated Step-up Callable Notes 2009 ($550m)	(a, g, k)	355	379
Floating Rate Subordinated Step-up Callable Notes 2009 ($115m)	(a, f, k)	79	79
7.4% Subordinated Notes 2009 ($400m)	(h)	248	276
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	(a)	20	19
Floating Rate Subordinated Step-up Callable Notes 2009 (€150m)	(a, k)	98	91
Variable Floating Rate Subordinated Notes 2009 (Yen 5,000m)	(a, k)	26	26
2% Unsecured Capital Loan Stock 2010	(h)	25	25
Floating Rate Subordinated Step-up Callable Notes 2011 ($100m)	(a, k)	62	69
Floating Rate Subordinated Step-up Callable Notes 2011 ($125m)	(a, k)	78	86
Floating Rate Subordinated Notes 2011($400m)	(a, k)	248	276
5.75% Fixed Rate Subordinated Notes 2011 (€1,000m)	(h)	651	610
Fixed/Floating Rate Subordinated Notes 2011 (Yen 5,000m)	(c, k)	26	26
Floating Rate Subordinated Notes 2012	(a, k)	299	299
Callable Subordinated Floating Rate Notes 2012	(a, k)	44	—
Callable Subordinated Floating Rate Notes 2012 ($150m)	(a, k)	93	—
Floating Rate Subordinated Notes 2012 ($100m)	(a, k)	62	—
Capped Floating Rate Subordinated Notes 2012 ($100m)	(a, k)	62	—
5.5% Subordinated Notes 2013 (DM 500m)	(d, k)	166	156
Floating Rate Subordinated Notes 2019 (€50m)	(a)	33	31
Subordinated Floating Rate Notes 2021 (€100m)	(a)	65	61
Subordinated Floating Rate Notes 2022 (€50m)	(a)	33	—
5.75% Fixed Rate Subordinated Notes 2026	(h)	600	600
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	(e)	78	79
6.33% Subordinated Notes 2032	(h)	50	50
Subordinated Floating Rate Notes 2040 (€100m)	(a)	65	61
Barclays Overseas Investment Company B.V.
Guaranteed Notes 2007 (2001: Yen 15,000m)		—	79
Woolwich plc
5.25% Subordinated Notes 2011 (€250m)	(h)	152	140
Step-up Callable Floating Rate Subordinated Bonds 2012	(a, k)	147	147
10.125% Subordinated Notes 2017	(j, k)	121	123
9.5% Subordinated Bonds 2021	(h)	261	264

		4,848	4,933

Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (Pula 100m)	(k, m)	11	—

		4,859	4,933

Repayable
not more than one year		206	196
over one year but not more than two years		—	201
over two years but not more than five years		—	—
over five years		4,653	4,536

		4,859	4,933

        None of the Group's dated loan capital is secured. The debt obligations of the Bank, Woolwich plc and Barclays Bank of Botswana rank ahead of the interests of holders of their equity. Dated loan capital of the Bank, Woolwich plc and Barclays Bank of Botswana has been issued on the basis that the claims thereunder are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

(a)
These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.
(b)
These Notes bear a fixed rate of interest until 2003. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.
(c)
These Notes bear a fixed rate of interest until 2006. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.
(d)
These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.
(e)
This Loan bears a fixed rate of interest based on a US dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.
(f)
The Bank has swapped the proceeds of these Notes for sterling under swaps, the durations of which will match the respective terms of the Notes.The payment obligations of the Bank under these swaps are subordinated so that the claims against the Bank in respect of these swaps rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling values of these Notes in the figures set out above take into account these subordinated swaps.
(g)
The Bank has swapped US$200 million of the proceeds of these Notes under a swap, the duration of which matches the term of the Notes. The payment obligations of the Bank under this swap are subordinated so that the claims against the Bank in respect of this swap rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling value of these Notes in the figures set out above takes into account this subordinated swap.
(h)
The interest rates on these Notes are fixed for the life of those issues.
(i)
The Bank may defer the payment of interest and principal on these Notes in the event that the Financial Services Authority has required or requested the Bank to make such a deferral.
(j)
These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.
(k)
Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.
(l)
Holders of these Notes have certain rights to call for the redemption of their holdings.
(m)
These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

        Interest payable on loan capital with a final maturity within five years amounted to £28m (2001: £14m, 2000: £16m).

        The 7.4% Subordinated Notes 2009 (the "7.4% Notes") issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Woolwich plc and Barclays Bank of Botswana, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Repayment terms

        Unless otherwise indicated, the Group's dated loan capital outstanding at 31st December 2002 is redeemable only on maturity subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of Barclays Bank of Botswana, to certain changes in legislation or regulations.

        Any repayments prior to maturity require in the case of the Bank, or Woolwich plc, the prior approval of the Financial Services Authority and, in the case of Barclays Bank of Botswana, the prior approval of the Bank of Botswana.

        There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

36    Called up share capital

        At the 2002 AGM held on 25th April 2002, a resolution was passed to divide each ordinary share of £1 each (issued and unissued) into 4 ordinary shares of 25p each.

        The authorised share capital of Barclays PLC is £2,500m (2001: £2,500m), comprising 9,996m ordinary shares of 25p each (2001: 2,499m ordinary shares of £1 each) and 1m (2001: 1m) staff shares of £1 each.

	2002	2001
	(£ millions)
Called up share capital, allotted and fully paid
Ordinary shares:
At beginning of year	1,667	1,661
Issued to staff under the SAYE Share Option Scheme	7	9
Issued under Executive Share Option Scheme	—	2
Repurchase of shares	(30)	(5)

At end of year	1,644	1,667
Staff shares	1	1

	1,645	1,668

        In 2002, the Company repurchased ordinary shares with a nominal value of £30m at a total cost of £546m. In 2001, ordinary shares with a nominal value of £5m were repurchased at a total cost of £101m.

37    Shares under option

        The Group has three current schemes that give employees rights to subscribe for shares in Group companies. A summary of the key terms of the Incentive Share Option Plan (ISOP) and Sharesave are described on page 11 and 12.

        The other current scheme is the BGI Equity Ownership Plan (EOP) which is extended to senior employees of BGI. The exercise price of the options is determined by formula at the date of grant and is not less than the market value of the share at the time of grant. The options are granted over shares in BGI UK Holdings Ltd, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options held vesting at each anniversary of grant. Options lapse 10 years after grant.

        At 31st December 2002, 17.8m (2001: 13.4m) options were outstanding under the terms of the BGI EOP (which would represent a 18.1% interest if exercised) enabling certain members of staff to subscribe for shares in Barclays Global Investors UK Holdings Limited between 2002 and 2011 at prices between £6.11 and £10.92. One year following the exercise of the option, the shareholder has the right to sell the shares. Barclays Bank PLC has first refusal to purchase the shares at the most recent agreed valuation. As at 31st December 2002 the most recently agreed valuation was £10.92 (2001: £8.98).

        If all the current options were exercised, £158.7m (2001: £105.4m) would be subscribed. At the most recently agreed valuation these shares would be valued at £194.5m, resulting in a gain of £36m to the option holders if these shares were sold at this price. Since the scheme was introduced, options over £0.8m (2001: 0.2m) shares have been exercised, of which 0.7m have not been purchased by Barclays Bank PLC and represent a minority interest in Barclays Global Investors Holdings Limited and the Group.

        At 31st December 2002, 127m (2001: 123m) options were outstanding under the terms of the SAYE Share Option Scheme, 3.8m (2001: 4.5m) options were outstanding under the terms of the Woolwich SAYE Scheme, 8.2m (2001: 9.5m) options were outstanding under the terms of the Executive Share Option Scheme, 8.8m (2001: 10.4m) options were outstanding under the terms of the Woolwich ESOP and 77.6m (2001: 42.5m) options were outstanding under the terms of the Incentive Share Option Plan, enabling certain Directors and members of staff to subscribe for ordinary shares between 2002 and 2011 at prices ranging from 157p to 562p.

38    Shareholders' funds

	2002			2001 restated
	Consolidated	Barclays PLC	Associated undertakings and joint ventures	Consolidated	Barclays PLC	Associated undertakings and joint ventures
	(£ millions)
At beginning of year	14,485	14,485	1	13,183	13,183	30
Proceeds of shares issued (net of expenses)	135	135	—	210	210	—
Exchange rate translation differences	(61)	—	—	3	—	—
Repurchase of ordinary shares	(546)	(546)	—	(101)	(101)	—
Revaluation of investment in subsidiary undertaking	—	585	—	—	1,092	—
Shares issued to employee trusts in relation to share option schemes	(48)	(46)	—	(107)	(105)	—
Gain arising from transactions with third parties	206	—	—	—	—	—
Goodwill written back on disposals	10	—	—	—	—	—
Other items	—	—	2	(39)	(1)	(15)
Profit/(loss) retained	1,024	592	(11)	1,336	207	(14)

At end of year	15,205	15,205	(8)	14,485	14,485	1

        The revaluation reserve of Barclays PLC arises from the revaluation of the investment in Barclays Bank PLC.

        The decrease in consolidated shareholders' funds of £61m (2001: increase £3m) arising from exchange rate translation differences is net of a related tax credit of £3m (2001: credit £6m).

        Prior year shareholders' funds has been restated for a reduction of £23m in 2001 (2000: £4m) arising from changes in accounting policy as described on pages 102 and 103.

39    Investment in Barclays Bank PLC

        The investment in Barclays Bank PLC is stated in the balance sheet at Barclays PLC's share of the book value of the net assets of Barclays Bank PLC including unamortised goodwill. The net increase of £720m during the year comprised the cost of additional shares of £135m and an increase of £585m in other net assets of Barclays Bank PLC. The cost of the investment was £7,616m (2001: £7,481m).

        Details of principal subsidiary undertakings, held through Barclays Bank PLC, are shown in note 44.

40    Leasing activities

        Aggregate amounts received and receivable during the year under finance leases were £433m (2001: £486m, 2000: £598m), including interest income of £225m (2001: £263m, 2000: £355m).

41    Assets and liabilities denominated in sterling and foreign currencies

	2002	2001 restated
	(£ millions)
Denominated in sterling	190,303	174,462
Denominated in currencies other than sterling	212,763	182,150

Total assets	403,066	356,612

Denominated in sterling	186,938	188,467
Denominated in currencies other than sterling	216,128	168,145

Total liabilities	403,066	356,612

42    Assets pledged to secure liabilities

        At 31st December 2002, the amount of assets pledged to secure liabilities was £16,109m (2001: £15,227m). The secured liabilities outstanding amounted to £12,151m (2001: £12,985m).

43    Future rental commitments under operating leases

        At 31st December 2002, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment.

	2002		2001
	Property	Equipment	Property	Equipment
	(£ millions)
Annual commitments under non-cancellable operating leases expiring:
not more than one year	19	1	19	1
over one year but not more than five years	46	—	24	1
over five years	110	—	118	—

	175	1	161	2

        The following aggregate rental payments outstanding at 31st December 2002 fall due as follows:

	Year ended 31st December
	2003	2004	2005	2006	2007	Total thereafter
	(£ millions)
Aggregate rental payments	176	179	182	164	154	2,014

        The aggregate rental payments above include amounts relating to a commitment to lease a new headquarters at Canary Wharf.

        The rentals for leasehold land, buildings and equipment, included in operating expenses for the year ended 31st December 2002, amounted to £192m (2001: £200m, 2000: £176m).

44    Principal subsidiary undertakings

Country of registration or incorporation	Company name	Nature of Business	Percentage of equity capital held
			%
England	Barclays Bank PLC—ordinary shares	Banking, holding company	100	*
England	Barclays Private Bank Limited	Banking	100	*
England	Barclays Mercantile Business Finance Limited	Commercial finance, holding company, leasing	100
England	Barclays Global Investors UK Holdings Limited	Holding company	100
England	Barclays Life Assurance Company Limited	Life and pensions business	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	100	*
England	Woolwich plc	Banking, holding company	100
England	FIRSTPLUS Financial Group PLC	Consumer finance	100	*
England	Woolwich Independent Financial Advisory Services Limited	Financial advisory services	100	*
Jersey	Barclays Private Bank and Trust Limited	Banking, holding company	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100
Spain	Barclays Bank SA	Banking	99.7
Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Egypt	Cairo Barclays Bank SAE	Banking	60
Ghana	Barclays Bank of Ghana Limited	Banking	90
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	64.6	*
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Global Investors, NA	Investments and securities industry business	100	*
Switzerland	Barclays Bank (Suisse) SA	Banking and trust services	100	*
Cayman Islands	Barclays Capital Japan Limited	Securities dealing	100	*
Italy	Banca Woolwich SpA	Banking	100	*

        In accordance with Section 231(5) of the Companies Act 1985 the above information is provided solely in relation to principal subsidiary undertakings. Full information on all subsidiaries will be included with the Annual Return.

        With the exception of Barclays Capital Japan Limited which operates in Japan, the country of registration or incorporation is also the principal area of operation for each of the above undertakings. Investments in these undertakings are held directly by Barclays Bank PLC except where marked *.

45    Contingent liabilities and commitments

        In common with other banks, the Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties. In addition, there are other off-balance sheet financial instruments, including swaps, futures, forwards and option contracts or combinations thereof (all commonly known as derivatives) the nominal amounts of which are not reflected in the consolidated balance sheet.

        Following internationally accepted banking supervisory practice for the calculation of the credit risk associated with such non-derivative off-balance sheet items, for the purpose of this note the contract or underlying principal amounts are either recognised at face value or converted to credit risk equivalents by applying specified conversion factors.

Nature of instruments

        For a description of the nature of derivative financial instruments, see page 49.

        An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

        Guarantees and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

        Other contingent liabilities include transaction related customs and performance bonds and are, generally, short-term commitments to third parties which are not directly dependent on the customer's creditworthiness.

        Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

        Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

        The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk as at 31st December 2002.

	2002	2001
	Contract or underlying principal amount	Contract or underlying principal amount
	(£ millions)
Contingent liabilities
Acceptances and endorsements	2,589	2,460
Guarantees and assets pledged as collateral security	16,043	14,826
Other contingent liabilities	7,914	7,313

Off-balance sheet credit risk	26,546	24,599

Commitments
Other commitments:
Documentary credits and other short-term trade related transactions	340	397
Forward asset purchases and forward forward deposits placed	20	9
Undrawn note issuance and revolving underwriting facilities	—	19
Undrawn formal standby facilities, credit lines and other commitments to lend:
Over one year	22,809	22,372
In one year or less	78,209	77,120

Off-balance sheet credit risk	101,378	99,917

        As an active participant in international banking markets, the Group has a significant concentration of off-balance sheet items with financial institutions, as shown in note 66.

        For a further description of the nature and management of credit risks and market risks, see pages 24 to 46 of the Risk management section.

Unconditional obligations to purchase goods and services

        The table below gives details of the Group's obligations to purchase goods and services at 31st December 2002:

	2002	2001
	(£ millions)
Obligations payable
less than one year	176	121
over one year but not more than three years	312	193
over three years but not more than five years	76	154
over five years	61	310

	625	778

        The obligations mainly relate to contracts for the provision of services such as office supplies, telecommunications and maintenance and sponsorship agreements.

46    Derivatives and other financial instruments

        The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 24 to 54 under the headings "Risk management and control—overview"; "Market risk management" and "Treasury asset and liability management". Short-term debtors and creditors are included in the following interest rate repricing and non-trading currency risk tables. All other disclosures in note 46 exclude these short-term balances.

Interest rate sensitivity gap analysis

        The table below summarises the repricing profiles of the Group's non-trading book as at 31st December 2002. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate repricing—as at 31st December 2002

	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Non- interest bearing	Trading balances	Total
	(£ millions)
Assets:
Treasury bills and other
eligible bills	261	87	42	21	—	—	—	—	7,234	7,645
Loans and advances to banks	2,844	35	56	44	1	84	—	281	54,829	58,174
Loans and advances
to customers	94,934	4,302	6,239	9,106	5,692	3,886	1,251	861	76,127	202,398
Debt securities
and equity shares	3,794	174	87	1,173	434	313	254	960	90,173	97,362
Other assets	758	—	—	—	—	—	—	11,322	18,123	30,203

Total assets	102,591	4,598	6,424	10,344	6,127	4,283	1,505	13,424	246,486	395,782

Liabilities:
Deposits by banks	3,348	298	40	352	291	263	—	53	82,789	87,434
Customer accounts	109,670	1,978	1,957	2,142	97	13	355	13,454	41,832	171,498
Debt securities in issue	3,180	248	15	803	1,089	31	80	—	40,439	45,885
Other liabilities	—	—	—	—	—	—	—	8,493	55,574	64,067
Loan capital and other subordinated liabilities	2,565	621	100	—	37	3,511	4,703	—	—	11,537
Minority and other interests and shareholders' funds	—	—	—	—	—	—	—	15,361	—	15,361
Internal funding of trading business	(14,966)	(3,570)	124	(977)	21	(48)	391	(6,827)	25,852	—

Total liabilities	103,797	(425)	2,236	2,320	1,535	3,770	5,529	30,534	246,486	395,782

Off-balance sheet items	(13,222)	(1,205)	(3,316)	4,544	5,956	3,601	3,642	—	—	—

Interest rate repricing gap	(14,428)	3,818	872	12,568	10,548	4,114	(382)	(17,110)	—	—

Cumulative gap	(14,428)	(10,610)	(9,738)	2,830	13,378	17,492	17,110	—	—	—

        Total assets and liabilities exclude retail life-fund assets and liabilities. These are not relevant in considering the interest rate risk of the Group.

        Trading balances for the purposes of this table are those, within Barclays Capital, where the risk is managed by DVaR (see pages 44 to 46).

Interest rate repricing—as at 31st December 2001

	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Non-interest bearing	Trading balances	Total
	(£ millions)
Assets:
Treasury bills and other eligible bills	565	49	36	40	—	—	—	—	6,727	7,417
Loans and advances to banks	3,531	306	58	18	2	189	—	298	43,487	47,889
Loans and advances to customers	82,427	2,827	3,820	14,818	5,587	3,635	1,212	592	65,575	180,493
Debt securities and equity shares	539	50	1,378	604	1,452	668	491	135	76,725	82,042
Other assets	749	—	—	—	—	—	—	11,687	18,165	30,601

Total assets	87,811	3,232	5,292	15,480	7,041	4,492	1,703	12,712	210,679	348,442

Liabilities:
Deposits by banks	2,610	491	86	291	416	287	—	115	63,084	67,380
Customer accounts	105,204	2,258	2,658	483	570	13	219	13,472	38,970	163,847
Debt securities in issue	3,695	296	143	609	822	63	77	—	36,141	41,846
Other liabilities	—	—	—	—	—	—	—	8,301	42,462	50,763
Loan capital and other subordinated liabilities	2,895	77	198	193	26	3,584	3,014	—	—	9,987
Minority and other interests and shareholders' funds	—	—	—	—	—	—	—	14,619	—	14,619
Internal funding of trading business	(22,824)	(555)	316	(188)	308	(12)	325	(7,392)	30,022	—

Total liabilities	91,580	2,567	3,401	1,388	2,142	3,935	3,635	29,115	210,679	348,442

Off-balance sheet items	(8,830)	3,461	(3,535)	(2,146)	5,571	3,595	1,884	—	—	—

Interest rate repricing gap	(12,599)	4,126	(1,644)	11,946	10,470	4,152	(48)	(16,403)	—	—

Cumulative gap	(12,599)	(8,473)	(10,117)	1,829	12,299	16,451	16,403	—	—	—

Non-trading currency risk

        Non-trading currency risk exposure arises principally from the Group's investments in overseas branches and subsidiary and associated undertakings, principally in the United States, Japan and Europe.

        The Group's structural currency exposures at 31st December 2002 were as follows:

	Net investments in overseas operations				Remaining structural currency exposures
			Borrowings which hedge the net investments
Functional currency of the operation involved
	2002	2001	2002	2001	2002	2001
	(£ millions)
US dollar	1,078	709	959	593	119	116
Yen	2,125	118	2,094	1	31	117
Euro	2,930	2,610	2,633	2,065	297	545
Other non-sterling	512	493	164	106	348	387

Total	6,645	3,930	5,850	2,765	795	1,165

        In accordance with Group policy, as at 31st December 2002 and 31st December 2001 there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account. Instruments used in hedging non-trading exposures are described on pages 51 to 54.

Daily value at risk

        The Daily Value at Risk (DVaR) methodology of estimating potential losses arising from the Group's exposure to market risk is explained on pages 44 to 46. The models used in estimating potential losses are based on past movements and may not be indicative of future market conditions. The following table shows an analysis of DVaR for the market risk exposures in Barclays Capital as an average for the year and the high and low during the year.

	Year to 31st December 2002			Year to 31st December 2001(a)
	Average	High (b)	Low (b)	Average restated	High (b) restated	Low (b) restated
	(£ millions)
Interest rate risk	21.7	34.5	10.0	14.9	24.1	7.6
Credit spread risk	9.4	12.5	6.0	8.8	14.7	4.6
Foreign exchange risk	2.9	4.4	1.9	2.3	6.2	0.6
Equities risk	3.6	5.4	2.1	3.3	6.4	2.1
Commodities risk	1.8	3.3	0.8	1.7	4.3	0.6
Diversification effect	(16.2)			(12.5)

Total DVaR	23.2	35.7	13.4	18.5	25.4	11.3

Notes

(a)
Restatements of interest rate DVaRs, total DVaRs and diversification effect reflect the move to a methodology that identifies credit spread risk separately.
(b)
The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table. The DVaR at 31st December 2002 was £25.8m (2001: £21.3m).

        The hedging tables below summarise, firstly, the unrecognised gains and losses on hedges at 31st December 2002 and 31st December 2001 and the movements therein during the year, and, secondly, the deferred gains and losses on hedges carried forward in the balance sheet at 31st December 2002 and 31st December 2001, pending their recognition in the profit and loss account.

	Gains		Losses		Total net gains/(losses)
	2002	2001	2002	2001	2002	2001
	(£ millions)
Unrecognised gains and losses on hedges
At 1st January	2,441	1,755	(1,738)	(1,709)	703	46
(Gains)/losses arising in previous years that were recognised in 2002/2001	(1,369)	(762)	890	590	(479)	(172)

Brought forward gains/(losses) not recognised in 2002/2001	1,072	993	(848)	(1,119)	224	(126)
Gains/(losses) arising in 2002/2001 that were not recognised in 2002/2001	2,218	1,448	(1,505)	(619)	713	829

At 31st December	3,290	2,441	(2,353)	(1,738)	937	703

Of which:
Gains/(losses) expected to be recognised in 2003/2002	1,101	1,338	(664)	(844)	437	494
Gains/(losses) expected to be recognised in 2004/2003 or later	2,189	1,103	(1,689)	(894)	500	209

Deferred gains and losses on hedges carried forward in the balance sheet
At 1st January	49	20	(77)	(81)	(28)	(61)
Deferred (gains)/losses brought forward that were recognised in income in 2002/2001	(31)	(10)	56	39	25	29

Brought forward deferred gains/(losses not recognised in 2002/2001	18	10	(21)	(42)	(3)	(32)
Gains/(losses) that became deferred in 2002/2001	73	39	(86)	(35)	(13)	4

At 31st December	91	49	(107)	(77)	(16)	(28)

Of which:
Gains/(losses) expected to be recognised in income in 2003/2002	72	19	(61)	(49)	11	(30)
Gains/(losses) expected to be recognised in income in 2004/2003 or later	19	30	(46)	(28)	(27)	2

        Where a non-trading derivative no longer represents a hedge because the underlying non-trading asset, liability or position has been de-recognised or transferred into a trading portfolio, it is restated at fair value and any resultant gains or losses taken directly to the profit and loss account. Gains of £66m (2001: £89m) and losses of £39m (2001: £122m) were recognised in the year to 31st December 2002. The disclosure of the fair value of financial instruments as required by FRS 13 is provided in note 47 on pages 152 to 153.

Derivatives held or issued for trading purposes

        The tables set out below analyse the notional principal amounts and fair values (which, after netting, are the book values) of trading instruments entered into with third parties.

	2002
	Contract or underlying principal amount	Year-end positive fair value	Year-end negative fair value	Average positive fair value	Average negative fair value
	(£ millions)
Foreign exchange derivatives
Forward foreign exchange	269,832	4,521	5,335	3,412	3,676
Currency swaps	148,481	5,022	5,160	4,200	4,273
OTC options bought and sold	64,252	1,096	786	799	680

OTC derivatives	482,565	10,639	11,281	8,411	8,629
Exchange traded futures—bought and sold	100	—	—	—	—
Exchange traded options—bought and sold	31	—	—	—	—
Exchange traded—swaps	16	—	—	—	—

Total	482,712	10,639	11,281	8,411	8,629

Interest rate derivatives
Swaps	1,938,902	54,757	53,334	43,221	42,004
Forward rate agreements	168,392	111	107	108	100
OTC options bought and sold	581,272	8,074	7,891	6,839	6,703

OTC derivatives	2,688,566	62,942	61,332	50,168	48,807
Exchange traded futures—bought and sold	338,581	—	—	—	—
Exchange traded options—bought and sold	67,757	—	—	—	—
Exchange traded swaps	382,540	—	—	—	—

Total	3,477,444	62,942	61,332	50,168	48,807

Credit derivatives
Swaps	10,665	660	106	675	198

Equity and stock index derivatives
OTC options bought and sold	37,476	1,992	2,060	1,921	2,128
Equity swaps and forwards	3,267	57	57	101	39

OTC derivatives	40,743	2,049	2,117	2,022	2,167
Exchange traded futures—bought and sold	15,585	—	—	—	—
Exchange traded options—bought and sold	9,103	—	—	—	—

Total	65,431	2,049	2,117	2,022	2,167

Commodity derivatives
OTC options bought and sold	7,880	171	153	122	87
Commodity swaps and forwards	18,217	520	502	410	535

OTC derivatives	26,097	691	655	532	622
Exchange traded futures—bought and sold	17,545	10	—	24	22
Exchange traded options—bought and sold	760	—	6	—	10

Total	44,402	701	661	556	654

Total trading derivatives		76,991	75,497
Effect of netting		(60,327)	(60,327)
Allowable offset—cash collateral		(3,210)	(3,632)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, notes 24 and 30)		13,454	11,538

        Collateral held that reduced credit risk in respect of derivative instruments at 31st December 2002, but did not meet the offset criteria amounted to £591m (2001: £238m).

	2001
	Contract or underlying principal amount	Year-end positive fair value	Year-end negative fair value	Average positive fair value	Average negative fair value
	(£ millions)
Foreign exchange derivatives
Forward foreign exchange	238,550	3,178	2,652	3,467	3,115
Currency swaps	130,235	4,468	4,317	4,404	4,583
OTC options bought and sold	62,512	616	585	688	666

OTC derivatives	431,297	8,262	7,554	8,559	8,364
Exchange traded futures—bought and sold	7,528	—	—	—	—
Exchange traded options—bought and sold	12	—	—	—	—

Total	438,837	8,262	7,554	8,559	8,364

Interest rate derivatives
Swaps	1,404,311	27,309	26,293	22,268	21,682
Forward rate agreements	85,594	61	53	52	46
OTC options bought and sold	498,081	5,289	5,086	4,035	3,783

OTC derivatives	1,987,986	32,659	31,432	26,355	25,511
Exchange traded futures—bought and sold	384,883	—	—	—	—
Exchange traded options—bought and sold	137,388	—	—	—	—
Exchange traded swaps	152,825	—	—	—	—

Total	2,663,082	32,659	31,432	26,355	25,511

Credit derivatives
Swaps	11,085	508	161	286	83

Equity and stock index derivatives
OTC options bought and sold	35,193	1,263	1,257	1,225	1,240
Equity swaps and forwards	1,168	24	25	37	30

OTC derivatives	36,361	1,287	1,282	1,262	1,270
Exchange traded futures—bought and sold	18,036	—	—	—	—
Exchange traded options—bought and sold	14,995	—	—	—	—

Total	69,392	1,287	1,282	1,262	1,270

Commodity derivatives
OTC options bought and sold	2,855	64	93	44	92
Commodity swaps and forwards	10,377	381	362	318	381

OTC derivatives	13,232	445	455	362	473
Exchange traded futures—bought and sold	12,209	244	265	252	258
Exchange traded options—bought and sold	1,050	14	29	12	18

Total	26,491	703	749	626	749

Total trading derivatives		43,419	41,178
Effect of netting		(29,173)	(29,173)
Allowable offset—cash collateral		(516)	(914)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, notes 24 and 30)		13,730	11,091

        Collateral held that reduced credit risk in respect of derivative instruments at 31st December 2001, but did not meet the offset criteria amounted to £238m (2000: £267m).

Derivative financial instruments held for the purpose of managing non-trading exposures

        The following table, which includes only the derivative components of the Group's hedging programme, summarises the nominal values, fair values and book values of derivatives held for the purpose of managing non-trading exposures. Included in the amounts below were £10,984m (2001: £13,920m) contract amount of foreign exchange derivatives and £192,463m (2001: £131,306m) of interest rate derivatives which were made for asset and liability management purposes with independently managed dealing units of the Group.

	2002					2001
	Contract or underlying principal amount	Year-end positive fair value	Year-end negative fair value	Year-end positive book value	Year-end negative book value	Contract or underlying principal amount	Year-end positive fair value	Year-end negative fair value
	(£ millions)
Foreign exchange derivatives
Forward foreign exchange	1,814	21	11	43	6	3,727	245	—
Currency swaps	10,651	176	273	114	338	16,062	717	379
OTC options bought and sold	—	—	—	—	—	5,062	22	66

OTCderivatives	12,465	197	284	157	344	24,851	984	445

Interest rate derivatives
Swaps	225,410	4,272	3,263	1,661	1,468	152,146	2,458	1,754
Forward rate agreements	11,651	17	22	10	9	17,853	19	11
OTC options bought and sold	10,865	62	38	6	1	4,622	19	6
Other interest rate contracts	—	—	—	—	—	150	17	—

OTCderivatives	247,926	4,351	3,323	1,677	1,478	174,771	2,513	1,771

Credit derivatives
Swaps	7,736	30	23	—	2	5,555	2	15

Equity, stock index and commodity derivatives	372	—	1	—	—	335	10	1

        At 31st December 2001, the total positive book value of derivatives held for the purposes of managing non-trading exposures was £1,476m. The total negative book value of such contracts at 31st December 2001 was £902m.

        The nominal amounts of OTC foreign exchange derivatives held to manage the non-trading exposure of the Group analysed by currency and final maturity are as follows:

	2002				2001
	One year or less	Over one year but not more than five years	Over five years	Total	One year or less	Over one year but not more than five years	Over five years	Total
	(£ millions)
£/euro	337	2,587	6	2,930	2,621	1,777	44	4,442
£/Yen	710	5,186	29	5,925	2,792	2,998	89	5,879
£/US Dollar	242	696	391	1,329	6,818	2,019	337	9,174
US Dollar/euro	131	—	21	152	419	49	11	479
US Dollar/Yen	127	121	176	424	51	922	196	1,169
US Dollar/South African Rand	526	—	—	526	396	—	—	396
US/Australian Dollar	—	—	—	—	2	—	—	2
Yen/euro	—	875	—	875	945	1,325	—	2,270
Other	224	57	23	304	926	87	27	1,040

Total	2,297	9,522	646	12,465	14,970	9,177	704	24,851

Maturity of notional principal amounts as at 31st December 2002

        At 31st December 2002, the notional principal amounts, by residual maturity, of the Group's trading and non-trading derivatives were as follows:

	One year or less	Over one year but not more than five years	Over five years	Total
	(£ millions)
Foreign exchange derivatives
Forward foreign exchange	253,424	17,166	1,056	271,646
Currency swaps	27,547	90,322	41,263	159,132
OTC options bought and sold	55,900	6,652	1,700	64,252

OTC derivatives	336,871	114,140	44,019	495,030
Exchange traded futures—bought and sold	100	—	—	100
Exchange traded options—bought and sold	31	—	—	31
Exchange traded swaps	16	—	—	16

Total	337,018	114,140	44,019	495,177

Interest rate derivatives
Swaps	640,098	849,818	674,396	2,164,312
Forward rate agreements	167,638	12,405	—	180,043
OTC options bought and sold	240,441	258,378	93,318	592,137

OTC derivatives	1,048,177	1,120,601	767,714	2,936,492
Exchange traded futures—bought and sold	229,256	105,269	4,056	338,581
Exchange traded options—bought and sold	62,814	4,943	—	67,757
Exchange traded swaps	47,672	176,722	158,146	382,540

Total	1,387,919	1,407,535	929,916	3,725,370

Credit derivatives
Swaps	1,882	14,376	2,143	18,401

Equity and stock index derivatives
OTC options bought and sold	11,166	25,154	1,528	37,848
Equity swaps and forwards	3,045	222	—	3,267

OTC derivatives	14,211	25,376	1,528	41,115
Exchange traded futures—bought and sold	15,585	—	—	15,585
Exchange traded options—bought and sold	7,002	2,101	—	9,103

Total	36,798	27,477	1,528	65,803

Commodity derivatives
OTC options bought and sold	5,016	2,342	522	7,880
Commodity swaps and forwards	9,283	7,279	1,655	18,217

OTC derivatives	14,299	9,621	2,177	26,097
Exchange traded futures—bought and sold	14,424	3,086	35	17,545
Exchange traded options—bought and sold	753	7	—	760

Total	29,476	12,714	2,212	44,402

Maturity of notional principal amounts as at 31st December 2001

        At 31st December 2001, the notional principal amounts, by residual maturity, of the Group's trading and non-trading derivatives were as follows:

	One year or less	Over one year but not more than five years	Over five years	Total
	(£ millions)
Foreign exchange derivatives
Forward foreign exchange	231,183	9,528	1,566	242,277
Currency swaps	41,377	66,461	38,459	146,297
OTC options bought and sold	62,429	4,500	645	67,574

OTC derivatives	334,989	80,489	40,670	456,148
Exchange traded futures—bought and sold	7,528	—	—	7,528
Exchange traded options—bought and sold	12	—	—	12

Total	342,529	80,489	40,670	463,688

Interest rate derivatives
Swaps	319,636	698,275	538,546	1,556,457
Forward rate agreements	85,853	17,594	—	103,447
OTC options bought and sold	182,559	231,307	88,837	502,703
Other interest rate contracts	—	150	—	150

OTC derivatives	588,048	947,326	627,383	2,162,757
Exchange traded futures—bought and sold	318,915	65,968	—	384,883
Exchange traded options—bought and sold	133,483	3,905	—	137,388
Exchange traded swaps	16,674	75,002	61,149	152,825

Total	1,057,120	1,092,201	688,532	2,837,853

Credit derivatives
Swaps	1,216	6,578	8,846	16,640

Equity and stock index derivatives
OTC options bought and sold	11,263	23,023	1,242	35,528
Equity swaps and forwards	1,168	—	—	1,168

OTC derivatives	12,431	23,023	1,242	36,696
Exchange traded futures—bought and sold	18,036	—	—	18,036
Exchange traded options—bought and sold	11,858	3,137	—	14,995

Total	42,325	26,160	1,242	69,727

Commodity derivatives
OTC options bought and sold	1,753	1,102	—	2,855
Commodity swaps and forwards	7,385	2,302	690	10,377

OTC derivatives	9,138	3,404	690	13,232
Exchange traded futures—bought and sold	11,728	481	—	12,209
Exchange traded options—bought and sold	895	155	—	1,050

Total	21,761	4,040	690	26,491

Maturity analyses of replacement cost and counterparty analyses of net replacement cost

        The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arm's length transaction, calculated at market rates current at the balance sheet date. The totals of positive and negative fair values arising on trading derivatives at the balance sheet date have been netted where the Group has a legal right of offset with the relevant counterparty. The total positive fair value after permitted netting equates to net replacement cost.

        The residual replacement cost by maturity and net replacement cost by counterparty analyses of OTC and non-margined exchange traded derivatives held for trading and non-trading purposes at 31st December 2002 and 31st December 2001 are as follows:

	2002				2001
	One year or less	Over one year but not more than five years	Over five years	Total	One year or less	Over one year but not more than five years	Over five years	Total
	(£ millions)
Replacement cost by residual maturity
Foreign exchange derivatives	5,627	3,398	1,654	10,679	4,656	2,339	1,390	8,385
Interest rate derivatives	6,387	24,335	32,872	63,594	3,924	14,578	14,619	33,121
Equity and stock index derivatives	668	1,335	46	2,049	381	896	13	1,290
Commodity derivatives	372	244	85	701	549	138	16	703
Credit derivatives	6	236	448	690	7	78	425	510

	13,060	29,548	35,105	77,713	9,517	18,029	16,463	44,009

				Total 2002		(£ millions)		Total 2001
Net replacement cost by counterparty
Central Banks				48				97
Banks and other financial institutions				9,469				9,332
Other corporate and public bodies				4,398				4,839

				13,915				14,268

Potential credit risk exposure

        The potential credit risk exposure for each product equals net replacement cost as reduced by the fair value of collateral provided by the counterparty.

        At 31st December 2002 and 31st December 2001, the potential credit risk exposures in respect of the Group's trading and non-trading OTC derivatives were not significantly different to net replacement cost.

47    Fair values of financial instruments

        Financial instruments include both financial assets and financial liabilities and also derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

        Wherever possible, the Group has estimated fair value using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by the Group. In certain cases, however, including loans and advances to customers, no ready markets currently exist in the UK wherein exchanges between willing parties occur. Accordingly, various techniques have been developed to estimate what the fair value of such instruments might be.

        These estimation techniques are necessarily subjective in nature and involve several assumptions. There have been no significant changes in the estimation techniques or the methodology used compared with those used at 31st December 2001.

        Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group's financial position.

        Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include short term debtors and creditors, intangible assets such as the value of the Group's branch network, the long-term relationships with depositors (core deposit intangibles), premises and equipment and shareholders' equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31st December 2002.

        The following table shows the carrying amount and the fair value of the Group's financial instruments analysed between trading and non-trading assets and liabilities.

		2002		2001
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(£ millions)
Trading
Assets
Treasury bills and other eligible bills	(a)	2,886	2,886	1,694	1,694
Loans and advances to banks (including reverse repurchase agreements)	(a)	42,805	42,805	35,693	35,693
Loans and advances to customers (including reverse repurchase agreements)	(a)	45,176	45,176	34,240	34,240
Debt securities	(a)	53,961	53,961	47,880	47,880
Equity shares	(a)	2,628	2,628	2,924	2,924
Derivatives (see analysis in note 46)	(b)	13,454	13,454	13,730	13,730
London Metal Exchange warrants and other metals trading positions (see note 24)	(a)	829	829	1,236	1,236
Liabilities
Deposits by Banks and customers accounts (including repurchase agreements)	(a)	66,103	66,103	45,527	45,527
Short positions in securities (see note 30)	(a)	39,940	39,940	26,200	26,200
Derivatives (see analysis in note 46)	(b)	11,538	11,538	11,091	11,091

		2002		2001
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(£ millions)
Non-trading
Assets
Cash and balances at central banks	(a)	2,032	2,032	1,281	1,281
Items in course of collection from other banks	(a)	2,335	2,335	2,444	2,444
Treasury bills and other eligible bills	(a)	4,759	4,759	5,723	5,723
Loans and advances to banks	(c)	15,369	15,370	12,196	12,200
Loans and advances to customers	(d)	157,222	157,450	146,253	147,000
Debt securities	(e)	40,268	40,977	31,044	31,244
Equity shares	(e)	505	509	194	215
Derivatives (see analysis in note 46)	(b)	1,821	4,578	1,476	3,509
Liabilities
Deposits by Banks and customers accounts	(f)	192,829	193,000	185,668	185,700
Debt securities in issue	(g)	45,885	46,004	41,846	41,904
Items in course of collection due to other banks	(a)	1,416	1,416	1,550	1,550
Undated loan capital	(h)	6,678	7,308	5,054	5,350
Dated loan capital	(h)	4,859	5,106	4,933	5,013
Derivatives (see analysis in note 46)	(b)	1,789	3,631	902	2,232

Notes

(a)
Financial assets and financial liabilities where fair value approximates carrying value because they are either (i) carried at market value or (ii) have minimal credit losses and are either short-term in nature or repriced frequently.
(b)
Derivatives held for trading purposes are carried at fair value. Derivatives held for non-trading purposes are accounted for in accordance with the accounting treatment of the underlying transaction or transactions being hedged. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes.
(c)
Within this calculation, the fair value for loans and advances to banks was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.
(d)
The Group provides lending facilities of varying rates and maturities to corporate and personal customers. In estimating the fair value of such instruments, the fair value of personal and corporate loans subject to variable interest rates is considered to approximate the carrying value, in view of the unrestricted ability to prepay. The fair value of such instruments subject to fixed interest rates was estimated by discounting cash flows using market rates or rates normally offered by the Group.
(e)
The valuation of listed securities and investments is at mid-market prices and that of unlisted securities and investments is based on the Directors' estimate, which takes into consideration discounted cash flows, price earnings ratios and other suitable valuation techniques.
(f)
Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate to their carrying value. The fair value of all other deposits and other borrowings was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.
(g)
Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.
(h)
The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

48    Legal proceedings

        Proceedings have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. Barclays considers the claims against it to be without merit and is defending them vigorously.

        Barclays does not expect the ultimate resolution of the Enron related claims or the various other legal proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

49    Post balance sheet events

        On 31st January 2003, Barclays PLC announced the acquisition of Charles Schwab Europe, an execution-only retail stockbroker.

50    Reconciliation of operating profit to net cash flow from operating activities

	2002	2001 restated	2000 restated
	(£ millions)
Operating profit	3,218	3,438	3,186
Provisions for bad and doubtful debts	1,484	1,149	817
Depreciation and amortisation	545	528	302
Net increase in accrued expenditure and prepayments	(90)	114	188
Provisions for contingent liabilities and commitments	1	1	(1)
Other provisions for liabilities and charges	203	194	313
Interest on dated and undated loan capital	645	602	382
Decrease/(increase) in shareholders' interest in the long-term assurance fund	55	(164)	(165)
Profit on redemption/repurchase of loan capital	—	—	(2)
Net (increase)/decrease in accrued interest payable and deferred income	(402)	76	369
Net profit on disposal of investments and fixed assets	(47)	(83)	(60)
Other non-cash movements	85	23	35

	5,697	5,878	5,364
Net change in items in course of collection	(25)	439	(241)
Net increase in other credit balances	13,105	4,717	1,857
Net increase in loans and advances to banks and customers	(35,997)	(30,695)	(7,942)
Net increase in deposits and debt securities in issue	34,129	33,780	13,611
Net (increase)/decrease in other assets	(387)	(2,523)	1,292
Net (increase) in debt securities and equity shares	(8,816)	(5,949)	(7,079)
Net (increase)/decrease in treasury and other eligible bills	(260)	(1,901)	1,676
Other non-cash movements	(55)	53	(52)

Net cash inflow from operating activities	7,391	3,799	8,486

51    Sale of Group undertakings during the year

Net cash outflow from formation of FirstCaribbean International Bank Ltd

2002
(£ millions)
Advances and other accounts	3,277
Deposits and other borrowings	(3,189)

Net assets disposed of	88
Balance transferred to associated undertaking	(366)
Profit on disposal reflected in statement of total recognised gains and losses	206
Amounts not yet settled (including deferred consideration)	28
Cash at Bank and in hand disposed of	(116)

Net cash outflow from formation of FirstCaribbean International Bank Ltd	(160)

        The balance transferred to associated undertakings comprises the Group's share of the net assets disposed of and the Group's share of the net assets acquired from the Canadian Imperial Bank of Commerce and goodwill thereon. Fair value adjustments of (£1m) have been applied to the assets acquired primarily relating to loans and advances to customers and customer accounts.

Sale of other Group undertakings

	2002	2001	2000
	(£ millions)
Goodwill written off	10	7	—
Advances and other accounts	2	2,148	949
Deposits and other borrowings	(1)	(2,109)	(849)

Net assets disposed of	11	46	100
Net (loss)/profit on disposal	(3)	(4)	207
Amounts not yet settled (including deferred consideration)	(8)	—	—
Cash at bank and in hand disposed of	(1)	—	—

Net cash (outflow)/inflow from sale of other Group undertakings	(1)	42	307

52    Changes in financing during the year

        The following table does not include the premium of £516m paid in respect of the repurchase of ordinary shares or the Group's contributions to the Qualifying Employee Share Ownership Trust (QUEST) of £48m.

	Undated loan capital	Dated loan capital	Ordinary shares	Share premium	Minority Interests
	(£ millions)
Barclays PLC
At beginning of year (restated)	5,054	4,933	1,668	5,149	134
Exchange rate and other movements	(220)	(27)	—	—	(13)
Net cash inflow/(outflow) from financing	1,844	(47)	(23)	128	35

At end of year	6,678	4,859	1,645	5,277	156

53    Analysis of cash balances

	31.12.02	Change	31.12.01	Chanage	31.12.00	Chanage	31.12.99
	(£ millions)
Cash and balances at central bank	2,032	751	1,281	38	1,243	77	1,166
Loans and advances to other banks repayable on demand	1,973	(2,144)	4,117	2,023	2,094	1,127	967

	4,005	(1,393)	5,398	2,061	3,337	1,204	2,133

	2002		2001		2000
	(£ millions)
Balance at beginning of year		5,398		3,337		2,133
Net (decrease)/increase in cash before the effect of exchange rate movements	(1,207)		1,998		1,225
Effect of exchange rate movements	(186)		63		(21)

		(1,393)		2,061		1,204

Balance at end of year		4,005		5,398		3,337

54    Analysis of the net outflow of cash in respect of the acquisition of subsidiary undertakings

	2002	2001	2000
	(£ millions)
Cash consideration, including acquisition expenses	454	84	2,494
Cash at bank and in hand acquired	(3)	(48)	(73)

Net outflow of cash in respect of the purchase of Group undertakings	451	36	2,421

55    Acquisitions

        The Group made the following significant acquisitions of Group undertakings in 2002 which are accounted for on an acquisition basis:

	% Acquired	Date
UK Providian Credit Card Business	100.0	19th April 2002
BNPI Mauritius	100.0	31st October 2002

	Book Value	Fair value adjustments	Fair value
	(£ millions)
Net assets acquired
Cash and balances at central banks	3	—	3
Loans and advances to banks	156	—	156
Loans and advances to customers	905	(32)	873
Other assets	27	6	33
Deposits by banks	(24)	—	(24)
Customer accounts	(197)	—	(197)
Other liabilities	(497)	(6)	(503)

Net assets	373	(32)	341

Goodwill			113

Satisfied by cash			454

        The book value in the above table reflects all acquisitions made in the year.

        The fair value adjustments in the above table primarily relate to UK Providian Credit Card Business and represent revaluations resulting from adjusting assets and liabilities to a fair value based on discounted cashflow methodologies or management's best estimates of future economic benefits.

56    Related party transactions

a)    Subsidiary undertakings

        Details of the principal subsidiary undertakings are shown in note 44. In accordance with FRS 8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

b)    Associated undertakings and joint ventures

        The Group provides certain banking and financial services for associated undertakings and joint ventures. These are conducted on similar terms to third party transactions and are not material to the Group's results. Details of lendings to associated undertakings and joint ventures are set out in notes 15 and 16.

        Edotech Limited, an associated undertaking, provides printing services to the Group. The cost of these services provided in the year was £24.1m (2001: £22.9m, 2000: £10.7m). At the year end, the balance outstanding of £2.3m was included in sundry creditors (2001: £2.2m).

        Intelligent Processing Systems Limited (IPSL) is a joint venture between the Group, Lloyds TSB Bank PLC, HSBC Bank plc and Unisys Limited. The Bank has outsourced its cheque processing services to IPSL. The cost of these core services to the Barclays Group in the UK provided in the year was £30.2m (2001: £30.5m, 2000: £9.5m). At the year end, the balance outstanding of £2.2m was included in sundry creditors (2001: £0.6m). In addition, a further £6.3m was included in prepayments and accrued income (2001: £nil).

        Gresham Insurance Company Limited (Gresham) became an associated undertaking following the acquisition of Woolwich plc. The arrangement enables Gresham to underwrite major household insurances provided to customers of Woolwich plc. Underwriting payments made to Gresham during the year were £54.9m (2001: £53.2m, 2000: £49.3m) and balances outstanding of £6.9m (2001: £12.6m) are included in sundry creditors.

        Global Home Loans Limited (GHL) is an associated undertaking of the Woolwich. Woolwich plc is engaged in transactions where the origination and processing activities of its mortgages are outsourced to GHL and its subsidiaries. The fees payable to GHL and its subsidiaries during the year were £57.9m (2001: £45.6m, 2000: £40.4). At the year end, the balance outstanding included in sundry creditors was £8.9m. Payments made during the year by Woolwich plc as agent of GHL for salaries and other expenses amounted to £1.1m.

        Gabetti Holding SpA, an associated undertaking, acts as an introducer of mortgage business to Woolwich plc and received commission of £7.0m in 2002 (2001: £7.3m, 2000: £5.5m). At the year end, amounts outstanding of £1.0m (2001: £1.7m) were included in sundry creditors.

        At the year end, an interest free loan of £4.5m made by Woolwich plc to Woolwich Qualifying Employee Share Ownership Trustee Limited was outstanding. The loan was made to enable the Trustees to purchase shares in Woolwich plc to satisfy future exercises of share options and is repayable on or before 31 December 2005.

        Littlewoods Personal Finance Limited (Littlewoods) was established in 1999 as a joint venture. The Group provides a retail financial service to Littlewoods' retail customers and charged £1.7m during 2002 for account servicing, maintenance and development costs (2001: £0.8m, 2000: £1.2m). During 2002, Littlewoods provided marketing services to the Group for which a fee of £5.3m was paid (2001: £2.9m, 2000: £1.2m). At 31st December 2002, £2.2m was owed to Littlewoods (2001: £nil). There was no amount outstanding from Littlewoods at that date (2001: £1.0m).

        Barshelfco (No 73) Limited became a joint venture between the Group and Xansa PLC on 1st February 2002. The company delivers IT services to Barclaycard. The IT service contract has an estimated minimum value of £125m over five years and around 450 employees have transferred to Xansa from 1st February 2002. The cost of providing these services to Group during the year was £38.5m (2001: £nil). At 31st December the balance outstanding of £0.6m was included within sundry creditors. As set out in section d) below, Xansa is also a related party of the Group by way of common directorship.

        FirstCaribbean International Bank(FCIB) became an associate of the Group in October 2002 following the combination of the retail, corporate and offshore banking operations of Barclays and Canadian Imperial Bank of Commerce. As part of this transaction, the bank has agreed to ensure that the pension scheme assets are sufficient to cover the pension fund liabilities of the affected employees. At 31st December 2002, a provision of £20m is held to cover this liability. In addition, Barclaycard is continuing to manage the credit card portfolio for FCIB. Since October 2002, Barclaycard received £0.2m in management fees in respect of this arrangement.

c)    Pension funds, unit trusts and investment funds

        The Group provides a number of normal current and interest bearing cash accounts to the Group pension funds (principally the UK Retirement Fund, the 1951 Fund and the Woolwich Pension Fund) in order to facilitate the day to day financial administration of the funds. Group companies, principally BGI, also provide investment management and custodian services. The Group also provides normal banking services for unit trust and investment funds managed by Group companies. These are all conducted on similar terms to third party transactions and are not individually material. In aggregate, amounts included in the accounts are as follows:

	2002	2001	2000
	(£ millions)
Liabilities of Group—banking facilities	87	112	108
Interest payable—banking facilities	2	3	4
Commissions receivable	—	6	9
Fees receivable—investment management and custody	12	12	16
Value of schemes' investments in pooled funds managed by BGI	11,866	13,578	14,654
Income from pooled funds managed by BGI	11	—	—
Investments in over the counter derivatives with other Group Companies	331	186	188
Margin loans from other Group Companies	176	183	183

d)    Directors

        Details of Directors' emoluments are set out in note 57 and further information on Directors' emoluments, shareholding, options and awards is given in the Barclays report on remuneration on pages 14 to 21.

        In the ordinary course of business, the Bank makes loans to companies where a Director or officer is also a Director of Barclays. With the exception of an interest free five year loan of £0.5m to the Charities Aid Foundation group of which Sir Brian Jenkins is Chairman of Trustees, these loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavourable features.

        Xansa PLC, of which Hilary Cropper CBE is Executive Chairman, provides software support and development resource capability to the Group. The total value of these transactions for the years ending 31st December 2002 was £14.3m (2001: £21.5m, 2000: £15.5m). This is in addition to the transactions with Barshelfco (No. 73) Limited discussed in note b) above.

        Cable and Wireless PLC, of which Graham Wallace is Chief Executive, has a five year Telecommunication services contract with the Group. This was awarded as part of a competitive tender activity. The cost to the Group during 2002 for the provision of these services was £2.2m.

57    Directors' emoluments and other benefits

        The aggregate emoluments and other benefits of the Directors of Barclays PLC set out below are disclosed in accordance with Part I of Schedule 6 to the Companies Act 1985.

	2002	2001
	(£ thousands)
Aggregate emoluments	6,069	5,828
Gains made on the exercise of share options	499	27
Amounts paid under long-term incentive schemes	1,235	638
Compensation for loss of office	—	—
Notional pension contributions to money purchase schemes (2002: 1 Director and 2001: 1 Director)	990	425

        3 Directors are accruing retirement benefits under a defined benefit scheme (2001: 3 Directors).

        Of the figures in the table above, the amounts attributable to the highest paid Director, Matthew Barrett, are as follows

	2002	2001
	(£ thousands)
Aggregate emoluments	1,920	2,193
Amounts paid under long-term incentive schemes	744	—
Notional pension contribution to a money purchase scheme	990	425

        Further information on Directors' emoluments, shareholdings, options and awards is given in the Barclays report on remuneration section.

58    Directors' and officers' shareholding and options

        Details of Directors' share interests and options are given in the Corporate Governance section on pages 14 to 21.

        The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and officers of Barclays PLC (involving 22 persons) and Barclays Bank PLC (involving 23 persons) at 31st December 2002 amounted to 1,474,863 ordinary shares of 25p each (0.02% of ordinary share capital outstanding).

        Executive Directors and officers of Barclays PLC as a group (involving 13 persons) held, at 31st December 2002, options to purchase 23,014,430 Barclays PLC ordinary shares of 25p each at prices ranging from 199p to 411p under the SAYE Share Option Scheme, and ranging from 222p to 445p under the Executive Share Option Scheme and ranging from 390p to 520p under the Incentive Share Option Plan, respectively, and ranging from 329p to 384p under The Woolwich ESOP, exercisable in the period from 2003 to 2012.

59    Contracts with Directors and connected persons and with managers

        The aggregate amounts outstanding at 31st December 2002 under transactions, arrangements and agreements made by authorised institutions within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them and for managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or managers	Number of connected persons	Amount
			(£ thousands)
Directors
Loans	2	—	930
Quasi-loans and credit card accounts	9	7	42
Managers
Loans	7	—	514
Quasi-loans and credit card accounts	7	—	12

        There are no transactions, arrangements or agreements with Barclays PLC or its subsidiary undertakings in which Directors, or persons connected with them, or managers of Barclays Bank PLC had a material interest and which are disclosable under the relevant provisions of the Companies Act 1985, other than options to subscribe for Barclays PLC ordinary shares as described in note 58.

60    Other entities

        There are a number of entities that do not qualify as subsidiary undertakings but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary. The details of these entities are given below.

        In accordance with the disclosure required by FRS 5, the summarised combined results by type of entity for each main financial statement heading where there are material items, are set out below:

	Credit structuring business		Asset securitisation vehicles		Financing transactions
	2002	2001	2002	2001	2002	2001
	(£ millions)
Profit and loss account
Interest receivable	164	139	36	34	3	5
Interest payable	(164)	(139)	(36)	(34)	(3)	(5)
Operating profit	—	—	—	—	—	—

Balance sheet
Fixed Assets	—	—	91	—	—	—
Investment in subsidiaries	1	—	—	—	—	2
Other Investments	—	—	807	—	159	78
Debt securities	1,966	1,411	644	607	—	—
Amounts due from related party	1,482	1,522	—	—	1,846	60
Other debtors	—	8	—	—	—	—
Current assets	—	—	6	—	—	—
Cash	44	32	—	—	—	—
Debt securities in issue	(3,463)	(2,933)	(1,451)	(607)	—	—
Corporation tax payable	—	—	—	—	—	(2)
Amounts due to related party	(26)	—	—	—	(2,005)	(137)
Creditors due less than one year/accruals	(1)	(40)	(2)	—	—	—
Creditors due greater than one year	—	—	(95)	—	—	—
Shareholders' funds—retained profit	(3)	—	—	—	—	(1)

Cashflow
Net cash inflow from operating activities	10	32	—	—	(3)	—

61    Segmental analysis

	2002		2001 restated		2000 restated
	(£m)	(%)	(£m)	(%)	(£m)	(%)
By geographical segments (a)(b)
Interest receivable
UK	10,429	87	11,328	84	9,347	80
Other European Union	737	6	862	6	679	6
United States	262	2	511	4	1,001	8
Rest of the World	616	5	757	6	761	6

	12,044	100	13,458	100	11,788	100

Fees and commissions receivable
UK	3,396	76	3,095	74	2,581	70
Other European Union	247	6	258	6	262	7
United States	537	12	547	13	461	13
Rest of the World	274	6	302	7	372	10

	4,454	100	4,202	100	3,676	100

Dealing profits
UK	642	77	729	72	583	87
Other European Union	8	1	21	2	1	—
United States	136	16	212	21	44	6
Rest of the World	47	6	49	5	49	7

	833	100	1,011	100	677	100

Other operating income
UK	150	41	253	59	183	53
Other European Union	207	57	166	39	152	43
United States	2	1	1	—	9	2
Rest of the World	5	1	8	2	9	2

	364	100	428	100	353	100

Gross income (d)
UK	14,617	83	15,405	81	12,694	77
Other European Union	1,199	7	1,307	7	1,094	7
United States	937	5	1,271	6	1,515	9
Rest of the World	942	5	1,116	6	1,191	7

	17,695	100	19,099	100	16,494	100

Profit on ordinary activities before tax
UK	2,898	91	2,680	79	2,758	81
Other European Union	351	11	410	12	315	9
United States	(218)	(7)	85	2	67	2
Rest of the World	174	5	250	7	252	8

	3,205	100	3,425	100	3,392	100

Attributable profit
UK	2,025	90	1,922	79	1,990	82
Other European Union	284	13	347	14	252	10
United States	(161)	(7)	48	2	41	2
Rest of the World	82	4	129	5	162	6

	2,230	100	2,446	100	2,445	100

	2002		2001 restated		2000 restated
	(£m)	(%)	(£m)	(%)	(£m)	(%)
Total assets
UK	302,386	75	266,830	75	235,339	75
Other European Union	26,126	6	20,278	5	18,788	6
United States	51,919	13	48,701	14	38,662	12
Rest of the World	22,635	6	20,803	6	23,397	7

	403,066	100	356,612	100	316,186	100

Net assets
UK	11,084	72	10,572	72	9,555	71
Other European Union	2,521	16	2,294	16	2,188	17
United States	1,074	7	988	7	1,002	7
Rest of the World	682	5	765	5	688	5

	15,361	100	14,619	100	13,433	100

By class of business (a),(b)
Net interest income
Personal Financial Services	1,892	31	1,954	33	1,396	27
Barclays Private Clients	766	12	829	14	788	16
Barclaycard	886	14	807	14	681	13
Business Banking	1,620	26	1,553	25	1,488	29
Barclays Africa	160	3	176	3	179	4
Barclays Capital	889	14	639	11	474	9
Barclays Global Investors	12	—	5	—	6	—
Other operations and Head office functions	32	1	38	1	103	2
Other items (c)	(52)	(1)	(35)	(1)	(7)	—

	6,205	100	5,966	100	5,108	100

Non interest income
Personal Financial Services	1,076	21	998	19	702	16
Barclays Private Clients	557	11	718	14	729	17
Barclaycard	696	14	579	11	518	11
Business Banking	888	17	829	16	795	17
Barclays Africa	115	2	136	3	133	3
Barclays Capital	1,350	26	1,448	28	1,172	26
Barclays Global Investors	538	11	518	10	434	10
Other operations and Head office functions	(98)	(2)	(50)	(1)	(97)	—

	5,122	100	5,176	100	4,386	100

Total income (d)
Personal Financial Services	2,968	26	2,952	26	2,098	22
Barclays Private Clients	1,323	12	1,547	14	1,517	16
Barclaycard	1,582	14	1,386	12	1,199	13
Business Banking	2,508	22	2,382	21	2,283	24
Barclays Africa	275	2	312	3	312	3
Barclays Capital	2,239	20	2,087	19	1,646	17
Barclays Global Investors	550	5	523	5	440	5
Other operations and Head office functions	(66)	(1)	(12)	—	6	—
Other items (c)	(52)	—	(35)	—	(7)	—

	11,327	100	11,142	100	9,494	100

	2002		2001 restated		2000 restated
	(£m)	(%)	(£m)	(%)	(£m)	(%)
Profit/(loss) on ordinary activities before tax
Personal Financial Service	867	27	803	23	557	16
Barclays Private Clients	281	9	553	16	553	16
Barclaycard	615	19	504	15	429	13
Business Banking	1,219	38	1,050	31	1,006	30
Barclays Africa	89	3	123	4	93	3
Barclays Capital	581	18	655	19	517	15
Barclays Global Investors	110	4	78	2	59	2
Other operations	(179)	(6)	(28)	(1)	79	2
Head office functions	(121)	(4)	(80)	(2)	(64)	(2)
Other items (c)	(257)	(8)	(233)	(7)	163	5

	3,205	100	3,425	100	3,392	100

Total assets
Personal Financial Services	71,871	18	64,314	18	60,993	19
Barclays Private Clients	14,016	3	13,886	4	14,098	5
Barclaycard	10,669	3	9,404	3	9,867	3
Business Banking	47,315	12	44,132	12	41,344	13
Barclays Africa	2,632	1	2,756	1	2,291	1
Barclays Capital	236,472	58	201,301	57	167,197	53
Barclays Global Investors	494	—	308	—	259	—
Other operations and Head office functions	8,379	2	8,250	2	7,157	2
Goodwill	3,934	1	4,091	1	4,269	1
Retail life-fund attributable to policyholders	7,284	2	8,170	2	8,711	3

	403,066	100	356,612	100	316,186	100

Net assets
Personal Financial Services	6,041	39	6,375	44	5,783	43
Barclays Private Clients	946	6	933	6	906	7
Barclaycard	1,759	11	1,086	7	1,171	8
Business Banking	3,080	20	2,855	20	2,436	18
Barclays Africa	244	2	274	2	222	2
Barclays Capital	2,279	16	2,006	14	1,849	14
Barclays Global Investors	358	2	267	2	269	2
Other operations and Head office functions	654	4	823	5	797	6

	15,361	100	14,619	100	13,433	100

Notes

(a)
The analyses above are for Barclays PLC. Figures for attributable profit differ for Barclays Bank PLC and are shown on page 200.
(b)
Basis of geographical and class of business analysis—see Accounting presentation on page 103.
(c)
"Other items" within class of business net interest income and total income reflects fair value adjustments relating to the acquisition of Woolwich plc of (£52m) (2001: (£35m), 2000: (£7m). "Other items" in profit/(loss) on ordinary activities before tax consist of (i) Goodwill amortisation £254m (2001: £229m, 2000: £51m) and (ii) an exceptional item charge of £3m (2001: £4m charge, 2000: £214m credit).
(d)
Gross income for geographical disclosure includes interest receivable, fees and commissions receivable, dealing profits and other operating income. Total income for class of business disclosure analyses operating income from the profit and loss account.

62    Retirement benefits

        FRS 17 "Retirement Benefits" will be effective for companies subject to UK accounting standards for years beginning on or after 1st January 2005. In 2002, the standard requires disclosures to be made of the amount of the asset or liability that would have been recognised in the balance sheet and the amounts that would have been recognised in the performance statements if the standard had been implemented.

        As described in note 5, Barclays provides pension plans for employees in most parts of the world. For the purposes of the standard, the UK Retirement Fund (UKRF) and other defined benefit pension schemes in the UK, US, and Germany, are considered to be material. The scheme in Germany and one of the US schemes are unfunded. The disclosures below reflect actuarial valuations as at 31st December 2002 by a professionally qualified independent actuary using the projected unit method. This method results in the current service cost in respect of closed schemes increasing as the members of the scheme approach retirement.

        Other than protected rights contributions in respect of RIS and PIP members, no contributions were paid to the UKRF in 2002. The current contribution holiday is expected to continue until 2004. Other UK schemes paid contributions of £27m in the year (2001: £13m) and are expected to pay contributions of £27m next year. Overseas schemes paid contributions of £1m in the year (2001: £nil) and are expected to pay contributions of £1m next year.

        The main financial assumptions used in the actuarial valuations were:

	2002		2001
	UK schemes	Overseas schemes	UK schemes	Overseas schemes
	(% p.a.)
Inflation	2.3	2-2.5	2.5	2-3.5
Rate of increase in salaries	3.8	3.5-4.5	4	3.5-4.5
Rate of increase for pensions in payment and deferred pensions	2.3-3.25	1.25-2	2.5-3.25	1.75-2
Rate used to discount scheme liabilities	5.7	5.5-6.75	5.75	5.3-7.25

        The value of the assets and liabilities of the schemes, the assumed long-term real rates of return and the assets and liabilities as at 31st December 2002 and 31st December 2001 were as follows:

	2002				2001
	UK schemes		Overseas schemes		UK schemes		Overseas schemes
	Real rate of return	Value	Real rate of return	Value	Real rate of return	Value	Real rate of return	Value
	(%)	(£m)	(%)	(£m)	(%)	(£m)	(%)	(£m)
UK equities	6.0	2,492	6.0	6	5.25	4,984	5.25	16
US equities	6.0	795	6.0	78	5.25	969	5.25	135
Other equities	6.3	2,077	6.3	15	5.5	2,650	5.5	11
UK corporate bonds	3.2-3.3	927	—	—	3.2	595	—	—
UK fixed interest gilts	2.1	448	—	—	2.5	96	—	—
UK index-linked gilts	2.1	1,779	—	—	2.5	1,136	—	—
Property	4.7	1,159	—	—	4.25	1,177	—	—
US debt fund	—	—	1.9	42	—	—	2.0	56
US Treasury stock	1.5	61	0.7	34	2.5	41	—	—
Other overseas bonds and government stock	3.3-4.1	475	—	—	3.2-3.6	340	—	—
Cash	2	231	—	—	2.0	187	—	—
Other (a)		205		—		194		—
Asset transfer following the creation of FirstCaribbean		(121)		—		—		—

Fair value of scheme assets		10,528		175		12,369		218
Present value of scheme liabilities (b)		(12,017)		(214)		(11,955)		(226)

Net (deficit)/surplus in the schemes		(1,489)		(39)		414		(8)

        Net deficit in UK schemes includes a deficit of £1,311m (2001: surplus of £377m) relating to the UKRF.

Notes

(a)
Other includes £194m (2001: £194m) representing the money purchase assets of the UKRF.
(b)
Present value of scheme liabilities includes £194m (2001: £194m) representing money purchase liabilities of the UKRF.

        The surpluses and deficits would be presented in the balance sheet as follows:

	2002		2001
	Pension asset	Pension liability	Pension asset	Pension liability
	(£ millions)
Scheme surpluses/(deficits)	28	(1,556)	550	(144)
Related deferred tax (liability)/asset	(8)	467	(165)	43

Net pension asset/(liability)	20	(1,089)	385	(101)

        As described in note 5, the Group also provides post-retirement health care to certain UK and US pensioners. The disclosures below reflect actuarial valuations as at 31st December 2002 by a professionally qualified independent actuary. The rate of increase in medical expenses used in the actuarial valuation was 4.8% in the UK (2001: 5%) and 4.75% in the US (2001: 6%) and the discount rate used was 5.7% in the UK (2001: 5.75%) and 6.75% in the US (2001: 7.25%). The liability was as follows:

	2002	2001
	(£ millions)
Deficit	(306)	(304)
Related deferred tax asset	92	91

Net post-retirement liability	(214)	(213)

        The net reserve for pension schemes and post-retirement healthcare is (£1,283m) (2001: £71m).

        The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of pension schemes and post-retirement health care in 2002 were as follows:

2002
(£ millions)
Analysis of amounts charged to operating profit
Current service cost (a)	322
Past service cost	19
Gains and losses on settlements and curtailments	5

Total operating charge	346

Note

(a)
Current service cost includes £48m relating to the RIS and PIP section of the UKRF.

2002
(£ millions)
Analysis of amounts included as other finance income
Expected return on scheme assets	892
Interest on scheme liabilities	(699)

Net return	193

	2002 UK schemes			2002 Overseas schemes
		As % of scheme assets	As % of present value of scheme liabilities		As % of scheme assets	As % of present value of scheme liabilities
	(£m)	(%)	(%)	(£m)	(%)	(%)
Analysis of amounts included in the statement of total recognised gains and losses
Actual return less expected return on scheme assets	2,153	21		31	18
Experience gains and losses arising on the scheme liabilities	(33)		—	2		1
Changes in assumptions underlying the present value of scheme liabilities	(302)		3	(2)		1

Actuarial loss recognised in statement of total recognised gains and losses	1,818		15	31		14

	UK pension schemes	Overseas pension schemes	Post- retirement health care
	(£ millions)
Analysis of movements in pension scheme and post-retirement healthcare surpluses/(deficits) during 2002
Surplus/(deficit) in the schemes at beginning of year	414	(8)	(304)
Contributions	42	1	17
Current service cost	(316)	(5)	(1)
Past service cost	(18)	(1)	—
Settlements and curtailments	(6)	1	—
Exchange movements	—	2	4
Other finance income/(cost)	209	2	(18)
Actuarial loss	(1,814)	(31)	(4)

Deficit in the schemes at end of year	(1,489)	(39)	(306)

63    Differences between UK GAAP and US GAAP accounting principles

        The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP). Such principles vary in significant respects from those generally accepted in the United States (US GAAP). Preparing the financial statements requires management to make estimates and assumptions that affect reported income, expenses, assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from those estimates. The significant differences applicable to the Group's accounts are summarised below.

UK GAAP	US GAAP
Goodwill
Goodwill arising on acquisitions of subsidiary and associated undertakings and joint ventures is capitalised and amortised through the profit and loss account over its expected useful economic life (with a maximum of 20 years). Capitalised goodwill is written off when judged to be irrecoverable. In the event of a subsequent disposal, any goodwill previously charged directly against reserves under Statement of Standard Accounting Practice (SSAP) 22 will be written back and reflected in the profit or loss on disposal.
Prior to 1st January 2002, goodwill was capitalised and amortised over its useful economic life under the provisions of APB16.

SFAS 141 and SFAS 142 require intangible assets currently held on the balance sheet to be separately identified, amortisation to cease being charged on goodwill balances and goodwill balances to be reviewed annually for impairment.

US GAAP can require the recognition of certain assets and liabilities that would either not be recognised or have a different measurement value under UK GAAP. This will lead to a different value of goodwill for US purposes.
Core deposit intangibles Under UK GAAP the value of depositor relationships is not considered to be a separately identifiable asset and is included within goodwill.

In relation to the acquisition of a deposit taking institution, a separate intangible asset representing depositor relationships is recognised. To the extent that such an asset is recognised there is a commensurate reduction in the amount of recorded goodwill. The value ascribed is amortised to net income over the average life of the depositor relationships in question. Following the issue of SFAS 147, on the acquisition of financial institutions after 1st October 2002 the excess of assumed liabilities over acquired assets is treated as part of goodwill rather than as an unidentifiable intangible asset.

Intangible assets are reviewed annually for impairment under the provisions of SFAS 144 as required by SFAS 147.

Pensions
In respect of defined benefit schemes, pension fund assets are assessed actuarially at the present value of the expected future investment income, which is consistent with SSAP 24. Most liabilities are discounted at a long-term interest rate and variations from regular cost are allocated over the expected average remaining service lives of current employees.

For defined contribution schemes the net pension cost recognised in the profit and loss account represents the contributions payable to the scheme, in accordance with SSAP 24.

In respect of defined benefit schemes, the same basic actuarial method is used under SFAS 87 as under UK GAAP, but certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

For defined contribution schemes SFAS 87 provides for the same treatment as under UK GAAP.

Post-retirement benefits
Post-retirement health care liabilities are assessed actuarially on a similar basis to pension liabilities under SSAP 24 and are discounted at a long-term rate. Variations from regular cost are expressed as a percentage of payroll and spread over the average remaining service lives of current eligible employees.	Under SFAS 106, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with UK GAAP.
Leasing—lessor Gross earnings under finance leases are allocated in such a way as to give a constant periodic rate of return on the (post-tax) net cash investment.

Application of SFAS 13 gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP, the magnitude of the difference depending upon the value and average age of the leasing portfolio at each period end.

UK GAAP	US GAAP
Leasing—lessee
In accordance with FRS 5 and SSAP 21, leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.
Leases are classified as capital leases when any of certain criteria are met as outlined under SFAS 13. All other leases are classified as operating leases. Provisions are made for certain losses arising on subleases of leases treated as finance leases under SFAS 13.

Deferred tax
Prior to 1st January 2002 deferred tax was recognised using the liability method on timing differences that have originated but not reversed at the balance sheet date.

Following the introduction of FRS 19 deferred tax is now provided in full in respect of timing differences which have not reversed at the the balance sheet date.

Under SFAS 109, a liability method is also used, but deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised.

Revaluation of property
Property is carried either at original cost or at subsequent valuation less related depreciation (as described in Accounting policies), calculated on the revalued amount where applicable. Revaluation surpluses are taken directly to shareholders' funds, while deficits below cost, less any related depreciation, are included in attributable profit.

From 1st January 2000, following the introduction of FRS 15, the revalued book amounts are being retained without subsequent revaluation subject to the requirement to test for impairment.

Depreciation is charged on the cost or revalued amounts of freehold and long-leasehold properties over their estimated useful economic lives.

Revaluations of property are not permitted in the accounts under US GAAP. As a result, when a revalued property is disposed of, a greater profit or lower loss is generally recorded under US GAAP than under UK GAAP.

Freehold and long-leasehold property is depreciated over its estimated useful economic life based on the historical cost.

Shareholders' interest in the retail long-term
assurance fund
The value of the shareholders' interest in the retail long-term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies.

The net present value of the profits inherent in the in-force life and pensions policies of the long-term assurance fund is not recognised by the Group under US GAAP. An adjustment is made for the amortisation of acquisition costs and fees in accordance with SFAS 60 and SFAS 97.

Disposal of investments
Exchange rate translation differences, which arise in respect of foreign currency denominated investments, are included in the carrying value of the investment and are also accumulated in the reserves in the consolidated accounts. The profit or loss on any disposal is calculated by comparing the net proceeds with the then carrying value of the investment.

SFAS 52 requires similar treatment of exchange rate translation differences, except that, on disposal, cumulative exchange rate translation differences, which have previously been taken to reserves, are reversed and reported as part of the profit or loss on sale of the investment.

Share compensation schemes
Where shares are purchased, the difference between the purchase price and any contribution made by the employee is charged to the profit and loss account in the period to which it relates. Where shares are issued, or options granted, the charge made to the profit and loss account is the difference between the fair value at the time the award is made and any contribution made by the employee. For these purposes fair value is equal to the intrinsic value of the option.

The Group adopted SFAS 123 which encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of the grant. Accordingly, the Group charges this fair value to the profit and loss account over the period to their vesting dates.

UK GAAP	US GAAP
Fair value of securities
Positions in debt securities and equity shares are stated at cost less provision for diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discount on purchase. Investment securities are those intended for use on a continuing basis by the Group.

Movements resulting from changes in foreign currency exchange rates are reflected in the profit and loss account.
Under SFAS 115, debt and marketable equity securities are classified as one of three types. Trading securities are carried at fair value with changes in fair value taken through profit and loss; where there is the ability and intent to hold to maturity, such securities are recorded at amortised cost (only debt securities may be held to maturity); and those held for continuing use in the business, but available for sale, which are carried at fair value with movements in fair value recorded in shareholders' equity, unless any losses constitute an other than temporary impairment difference, in which case the change is reflected in profit and loss account.

Under EITF 96-15, as amended by SFAS 133, the change in value of available for sale securities as a result of changes in foreign currency exchange rates is reflected in shareholders' equity.

Under US GAAP all short sold security positions are marked to market and the unrealised gain or loss is reflected in the profit and loss account.

Loan origination
Costs associated with loan origination, for example incentives in the form of cashbacks and discounts, are written off as incurred as permitted by the British Bankers Association Statement of Recommended Practice (SORP) on Advances.	SFAS 91 requires incremental direct costs of loan origination to be deferred and amortised over the life of the loan as an adjustment to interest income.
Dividend payable Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
Taxation Profit before tax and the tax charge for the year includes tax at the effective rate on the shareholders' interest in the long-term assurance fund.	Income before tax and the tax charge do not include such adjustments for tax.
Acceptances Acceptances are bills that the drawee has agreed to pay. They are not recorded within the balance sheet.	Acceptances and the related customer liabilities are recorded within the balance sheet.

Transfer and servicing of financial assets
Under FRS 5, where a transaction involving a previously recognised asset transfers to others (a) all significant rights or other access to benefits relating to that asset and (b) all significant exposure to the risks inherent in those benefits, the entire asset should cease to be recognised.

Under SFAS 140, control passes where the following criteria are met: (a) the assets are isolated from the transferor (the seller) i.e. they are beyond the reach of the transferor, even in bankruptcy or other receivership, (b) the transferee (the buyer) has the right—free of any conditions that constrain it from taking advantage of the right—to pledge or exchange the assets, and (c) the transferor does not maintain effective control over the transferred assets. Transfers of assets not deemed as sales cause a gross-up of the balance sheet to show the assets transferred as remaining on the balance sheet. In addition, non-cash collateral received on certain stock lending transactions results in a balance sheet gross-up under the provisions of FAS 140.

Extinguishment of liabilities
Under FRS 5, a liability is extinguished if an entity's obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur. Satisfaction would encompass an "in-substance" defeasance transaction where liabilities are satisfied from the cash flows arising from essentially risk free assets transferred by the debtor to an irrevocable defeasance trust.

Under SFAS 140, a debtor may de-recognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor. SFAS 140 does not allow for the de-recognition of a liability by means of an "in-substance" defeasance transaction or if it is no longer believed likely that the liability will be settled.

UK GAAP	US GAAP
Netting Under FRS 5, items should be aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.
Under FASB interpretation No (FIN) 39, netting is only permitted where there is a legal right of set-off and an intention to settle on a net basis. In addition, under FIN 41, repurchase and reverse repurchase agreements may only be netted where they have the same explicit settlement date specified at the inception of the agreement.

Netting presentation differences exist between UK and US GAAP in relation to repurchase and reverse repurchase agreements, securities lending and borrowing agreements, receivables and payables in respect of unsettled trades, long and short securities, and cash collateral held against derivatives.

Own shares
Own shares are holdings of Barclays PLC listed shares reacquired on the open market. Shares are purchased by employee benefit trusts or held as part of the trading equity operations and shown as assets where Barclays retains the risks and rewards of ownership. They are carried at cost less impairment or fair value respectively.	ARB31 requires shares purchased at balance sheet date to be held at cost and deducted from equity.

Restructuring of business provisions
In accordance with FRS 3 and FRS 12, provisions have been made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan for exit, and has raised a valid expectation of carrying out the restructuring plan.

Emerging Issues Task Force (EITF) 94-3 and Staff Accounting Bulletin (SAB) 100 set out specific conditions which must be met to enable liabilities relating to restructuring, sale or involuntary terminations to be recognised in the period management approve the termination plan. In respect of costs other than employee termination benefits, the basic requirements for recognition at the date of commitment to the plan to terminate are that they are not associated with, or do not benefit, activities that will be continued.

Computer software developed or obtained for internal
use
The Group's general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets.

AICPA Statement of Position (SOP) 98-1 requires certain costs incurred in respect of software for internal use to be capitalised and subsequently amortised over its useful life. Capitalised amounts are reviewed regularly for impairment.

Derivatives
Where a derivative is documented and evidenced as reasonably expected to match or eliminate risk from a transaction, hedge accounting is applied. Profits or losses on that derivative are included in the relevant income or expense category as part of the yield on that transaction.

Derivatives that are not hedge accounted are recorded at fair value, with the change recorded in the profit and loss account.

SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value or cash flow hedge. The change in value of the fair value hedge is recorded in income along with the change in fair value of the hedged asset or liability. The change in value of a cash flow hedge is recorded in other comprehensive income and reclassified to income as the hedged cash flows affect earnings. Barclays has chosen not to update the documentation of hedges to comply fully with the requirements of SFAS 133.

Certain terms and conditions of hybrid contracts which themselves would be standalone derivatives are bifurcated from the underlying hybrid contract and fair valued if they are not clearly and closely related to the contract they are contained in. These are referred to as embedded derivatives.

UK GAAP	US GAAP
Investment contracts
In accordance with FRS 5, certain products offered to institutional pension funds are accounted for as investment products when the substance of the investment is that of managed funds. The assets and related liabilities are excluded from consolidated balance sheet.
The legal form of these products is similar to insurance contracts, which are accounted for in accordance with SFAS 97. Accordingly, the assets and liabilities associated with these products are recorded on the balance sheet.

Consolidation of special purpose entities
Entities should be consolidated when they are under the control of the reporting entity. Under FRS 2 control is the ability to direct the financial and operating policies of the entity with a view to gaining economic benefit and may be exercised through majority voting rights or other means. Under FRS 5 control may also be evidenced by the party that receives the benefits of the net assets of the entity where financial and operating policies are predetermined.

Entities should be consolidated when they are under the control of the reporting entity. This is presumed when the reporting entity is the majority owner. However, this presumption can be rebutted in certain circumstances, if the entity meets criteria set out in EITF 90-15, EITF 96-21 and in relation to Qualifying Special Purpose Entities under the provisions of FAS 140. In cases where the reporting entity is not the majority owner, entities may still be required to be consolidated in certain circumstances if they fail to meet the criteria set out in EITF Topic D-14 to avoid consolidation.

Earnings per share
Basic earnings per share (EPS) is net income per weighted average share in issue. Diluted EPS measures the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares.

The basic EPS under US GAAP differs only to the extent that income under US GAAP differs. In addition, the Diluted EPS differs as the increased shares are reduced by the number of shares that could be bought (using the average market price over the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation.

Cash flow statement
The cashflow statement is prepared according to the requirements of FRS 1 (revised). It defines cash as cash and balances at central banks and loans and advances to banks repayable on demand.

The cash flow statement for US GAAP is prepared under SFAS 95, as amended by SFAS 104. This defines cash being inclusive of cash equivalents which are short-term highly liquid investments that are both readily convertible into known amounts of cash and that are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

        The two statements differ with regard to the classification of items within the cash flow statement and with regard to the definition of cash.

	Classification under FRS 1 (revised)	Classification under SFAS 95/104
Dividends received	Returns on investment and servicing of finance	Operating activities
Dividends paid—equity	Equity dividends paid	Financing activities
Tax paid	Taxation	Operating activities
Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities
Net change in deposits and debt securities in issue	Operating activities	Financing activities

Applicable developments in US GAAP

SFAS 143: "Accounting for Asset Retirement Obligations"

        SFAS 143 was issued in June 2001. It requires a provision to be raised for the legal obligation in relation to the other-than-temporary removal of a tangible fixed asset, at fair value, when incurred. It is effective for Barclays from 1st January 2003. It is not expected to have a material impact on the financial statements.

SFAS 146: "Accounting for costs associated with exit or disposals"

        SFAS 146 was issued in June 2002 and is effective for Barclays from 1st January 2003 and addresses the financial accounting and reporting for costs associated with exit or disposal activities. This standard requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred and nullifies EITF 94-3 which requires the recognition of a liability at the date of an entity's commitment to an exit plan. This is not expected to have a material effect on the Group's results.

SFAS 147: "Accounting of certain financial institutions, an amendment to SFAS 72 and 144 and FIN 9"

        SFAS 147 was issued on 1st October 2002 and amends the requirements of FASB 72 and 144 and FIN 9. It requires that for acquisitions of financial institutions that occur after 1st October 2002 and which meet the definitions of a business combination, the excess of assumed liabilities over acquired assets should be treated as goodwill rather than as an unidentifiable intangible asset. In addition the standard requires that long term customer relationship intangible assets of financial institutions should be subject to the same impairment tests as required by FAS 144 "Impairment of Disposal of Long-Lived Assets. The effect of the adoption in 2002 was not material".

SFAS 148: "Accounting for share-based compensation-transition and disclosures"

        SFAS 148 was issued on 1st January 2003. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. Barclays adopted the fair value method of accounting for stock-based employee compensation from 1st January 1996 and therefore is not affected by this standard.

EITF Issue 02-03 "Issues involved in accounting for derivative contracts held for trading purposes and contracts involved in Energy Trading and Risk Management activities"

        The EITF discussed issue 02-03 through much of 2002 and reached a final consensus at the 25th October meeting. The FASB staff's view on the impact of the consensus on non-energy derivative contracts was clarified at the 21st November 2002 meeting.

        The principal requirement affecting Barclays is that, for energy derivative contracts with effect from July 2002 and non-energy contracts with effect from 21st November 2002, where the fair value is not determined using either observable market prices or models which use market-observable variables as inputs, the unrealised gain or loss at inception on new contracts should not be recognised. The impact on the reported results for 2002 was not material.

FIN 45: Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others.

        FIN 45 was issued on 25th November 2002. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognised for all obligations assumed under guarantees issued.

        The disclosure requirements are effective for periods ending after 15th December 2002 and are reflected on page 185 in this report. The measurement requirements are effective for guarantees issued from 1st January 2003. Barclays is currently assessing the impact this will have on future reporting.

FIN 46: Consolidation of variable interest entities.

        FIN 46 was issued on 17th January 2003. This addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. The interpretation is effective for interests in vehicles acquired after 31st January 2003. The disclosure requirements of the interpretation are effective for interests Barclays has acquired before 1st February 2003 for the year ended 31st December 2003. The guidance may be applied prospectively with a cumulative effect adjustment in the period of initial application or by restating comparatives with a cumulative effect adjustment in the first year restated.

        Barclays is assessing the impact of FIN 46 on all entities with which it is involved. Management's assessment of the possible impact as regards consolidation or deconsolidation is ongoing. Where it has been identified as possible that entities will be consolidated or that the relationship with such an entity will need to be disclosed once the new pronouncement is effective, the relationships are discussed on page 183.

	Note	2002	2001	2000
		(£ millions)
Attributable profit of Barclays PLC Group (UK GAAP)		2,230	2,465	2,473
Prior year adjustment (UK GAAP)	(y)	—	(19)	(28)

		2,230	2,446	2,445

Goodwill	(a)	237	5	(12)
Core deposit intangibles	(b)	(64)	(64)	(12)
Pension cost	(c)	(195)	(203)	(193)
Post-retirement benefits	(c)	(18)	(17)	(15)
Leasing—lessor		(7)	9	(14)
Leasing—lessee		(10)	(3)	3
Deferred tax	(d),(y)	(32)	30	(175)
Share compensation schemes	(e),(y)	(82)	(81)	(44)
Shareholders' interest in the long-term assurance fund	(f)	109	87	(20)
Provisions for restructuring of business	(l)	(22)	23	15
Disposal of investments		—	(3)	(12)
Extinguishment of liabilities		(159)	—	—
Revaluation of property		5	1	4
Business Combinations	(k)	206	—	—
Internal use software	(n)	(207)	70	123
Internal hedging	(o)	—	—	148
Derivatives	(q)	553	278	—
Fair value of securities	(h)	(276)	(39)	—
Foreign exchange on available for sale securities	(p)	152	210	—
Loan origination		31	43	17
Fair value amortisation credit	(s)	8	8	1
Consolidation of special purpose entities		—	72	(72)
Tax effect on the above UK/US GAAP reconciling items		17	(177)	8

Net income (US GAAP)		2,476	2,695	2,195

Barclays PLC Group	Note	p	p	p
Basic earnings per 25p ordinary share	(g)	37.4	40.5	36.3
Diluted earnings per 25p ordinary share	(g)	37.2	40.1	35.9

	Note	2002	2001
		(£ millions)
Equity shareholders' funds (UK GAAP)		15,205	14,508
Prior year adjustment (UK GAAP)	(y)	—	(23)

		15,205	14,485

Goodwill	(a)	298	71
Core deposit intangibles	(b)	(140)	(76)
Pension cost	(c)	(848)	(462)
Post-retirement benefits	(c)	(50)	(32)
Leasing—lessor		(166)	(159)
Leasing—lessee		—	10
Deferred tax	(d),(y)	—	32
Share compensation schemes	(e)	—	(191)
Shareholders' interest in the long-term assurance fund	(f),(y)	(549)	(658)
Revaluation of property	(i)	(241)	(313)
Fair value of securities	(h)	515	387
Dividend payable		787	728
Own shares		(59)	(6)
Extinguishment of liabilities		(159)	—
Provisions for restructuring of business	(l)	16	38
Internal use software	(n)	81	288
Derivatives	(q)	1,273	628
Loan origination		91	60
Fair value amortisation credit	(s)	17	9
Tax effect on the above UK/US GAAP reconciling items		(56)	(26)

Shareholders' equity (US GAAP)		16,015	14,813

        Selected financial data, adjusted from UK GAAP to reflect the main differences from US GAAP, is given on page 203.

(a)    Goodwill

        On 1st January 2002, the Group implemented SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other tangible assets". The Group reviewed the carrying value of its goodwill as at 1st January 2002 and considered that there was no impairment to be recognised. From the date of implementation, goodwill is no longer amortised. Due to significant changes in the operating environments of certain subsidiaries, further impairment tests were conducted based on expected future earnings and the value of comparable businesses and an impairment charge of £24m was made during the year. The effect on net income of applying this standard to previous periods would have been:

	2001	2000
	(£ millions)
Reported net income	2,695	2,195
Goodwill amortisation	199	40

Net income	2,894	2,235

        The current carrying value of goodwill for US GAAP purposes has been allocated as follows to the reportable business segments of the Group:

2002
(£ millions)
Personal Financial Services	2,712
Barclays Private Clients	629
Barclaycard	224
Business Banking	41
Barclays Africa	7
Barclays Capital	47
Barclays Global Investors	201
Other Operations	10

3,871

(b)    Core deposit intangible

	2002	2001
	(£ millions)
Balance bought forward	374	438
Additions	8	—
Amortisation charged to profit and loss	(64)	(64)

Balance carried forward	318	374

        The core deposit intangible consists of £310m in relation to the acquisition of Woolwich plc and £8m in respect of the transaction that created FirstCaribbean. These amounts are allocated to the Personal Financial Services and Barclays Private Clients respectively for the purposes of conducting impairment reviews under SFAS 142.

(c)    Pension cost and post-retirement benefits

        The disclosures below reflect the amendments to the requirements of SFAS 87 and SFAS 106 arising from SFAS 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits".

        The excess of pension plan assets over the projected benefit obligation, as at the transition date, is recognised as a reduction of pension expense on a prospective basis over approximately 15 years.

        The provisions of US GAAP have only been applied to the main UK pension scheme, the UK Retirement Fund (previously known as the Barclays Bank (1964) Pension Fund) and the Woolwich Pension Fund based on a valuation date of 30th September 2002. The following analysis relates to the UK Retirement Fund (1964 Pension Scheme and retirement investment scheme) and the Woolwich pension fund which makes up approximately 95% of all the Group's schemes in terms of assets and actuarial liabilities. The impact on income of applying US GAAP on the other Group schemes is considered to be immaterial.

        The components of the pension and post-retirements expense which arise under US GAAP are as follows:

	2002		2001		2000
	Pensions	Post- retirement benefits	Pensions	Post- retirement benefits	Pensions	Post retirement benefits
	(£ millions)
Components of net periodic benefit cost
Service cost	275	1	374	1	352	1
Interest cost	624	18	652	11	591	9
Expected return on plan assets	(807)	—	(854)	—	(788)	—
Amortisation of transition adjustment	(23)	2	(23)	2	(23)	2
Curtailment and termination benefits	76	2	(5)	—	—	—
Recognised net actuarial (gain)/deficit	—	10	—	3	—	4

Net periodic benefit cost	145	33	144	17	132	16

        For measurement purposes, the calculation assumes a 12% and 4.75% annual rate of increase in the per capita cost of covered medical benefits and dental benefits respectively for pensioners in schemes in the US. The medical benefit rate is further assumed to reduce steadily each year to 4.75% in 2007 and remain at that level thereafter.

        For pensioners in schemes in the UK a 4.75% annual rate of increase in the per capita cost of covered medical benefits was assumed.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care trend rates would have the following effects for 2002.

	1% increase	1% decrease
	(£ millions)
Effect on total of service and interest cost components	3	(3)
Effect on post-retirement benefit obligation	52	(46)

        The following table presents the estimated funded status of the pension schemes and post-retirement benefits (the latter are unfunded) under US GAAP:

	2002		2001		2000
	Pensions	Post- retirement benefits	Pensions	Post- retirement benefits	Pensions	Post- retirement benefits
	(£ millions)
Change in benefit obligation
Benefit obligation at beginning of year	10,789	295	13,361	184	10,872	176
Adjustment for RIS	—	—	—	—	74	—
Service cost	275	1	374	1	352	1
Interest cost	624	13	652	11	591	9
Plan participants' contributions	6	—	7	—	4	—
Curtailment and termination benefits	76	—	(24)	—	—	—
Actuarial (gain)/loss	941	28	(3,159)	111	1,846	9
Benefits paid	(415)	(16)	(422)	(12)	(378)	(11)

Benefit obligation at end of year	12,296	321	10,789	295	13,361	184

Change in plan assets
Fair value of plan assets at beginning of year	11,135	—	13,452	—	11,337	—
Adjustment for RIS	—	—	—	—	74	—
Actual return on plan assets	(618)	—	(1,981)	—	1,414	—
Employer contribution/transfers	44	16	97	12	1,001	11
Curtailment adjustment	—	—	(18)	—	—	—
Plan participants' contributions	6	—	7	—	4	—
Benefits paid	(415)	(16)	(422)	(12)	(378)	(11)

Fair value of plan assets at end of year	10,152	—	11,135	—	13,452	—

Funded status	(2,144)	(321)	346	(295)	91	(184)
Unrecognised transition amount	(12)	13	(35)	18	(57)	19
Unrecognised net actuarial (gain)/loss	1,590	182	(774)	164	(371)	57

Accrued benefit cost	(566)	(126)	(463)	(113)	(337)	(108)

        The accumulated benefit obligations are £10,909m resulting in a minimum liability (excess of accumulated benefit obligations over market value of assets) of £757m. The accumulated benefit obligation exceeds the accrued benefit cost by £191m. This has been charged through other comprehensive income.

        Pension plan assets are invested primarily in equities, fixed interest securities and property.

        Further details of the post-retirement health care expense under UK GAAP are given in note 5 to the accounts.

        In accordance with US GAAP requirements, the actuaries for the pensions plan used the following assumptions on a weighted average basis; discount rate of 5.3% (2001: 6.0%, 2000: 5.0%), rate of compensation increase of 3.75% (2001: 4.0%, 2000: 4.5%), and expected long-term rate of return on plan assets of 6.8% (2001: 7.5%, 2000: 6.5%).

        In accordance with the US GAAP requirements, the accounting for the post-retirement benefits charge assumed a discount rate of 5.3% (2001: 6.0%, 2000: 5.0%) for UK benefits and 6.75% (2001: 7.25%, 2000: 7.5%) for US benefits, on a weighted average basis.

(d)    Deferred tax

        In accordance with SFAS No. 109 "Accounting for Income Taxes", the components of the net US GAAP deferred tax liability are as follows:

	2002	2001
	(£ millions)
Deferred tax liabilities:
Leasing transactions	(766)	(816)
Capital allowances	—	—
In respect of UK/US GAAP reconciling items	(332)	(160)
Other	(266)	(284)

Total deferred tax liabilities	(1,364)	(1,260)

Deferred tax assets:
Specific allowances	15	39
General allowance	245	201
Tax losses	203	183
Capital allowances	108	14
In respect of UK/US GAAP reconciling items	254	139
Other	159	218

Total deferred tax assets before valuation allowance	984	794
Less: valuation allowance	(159)	(139)

Deferred tax assets less valuation allowance	825	655

Net deferred tax liability under US GAAP	(539)	(605)

(i)
The main components of the tax charge attributable to continuing operations are shown in note 10 to the accounts. Included in the tax effect on net income of UK/US GAAP reconciling items for 2002 is a credit amount of £59m relating to deferred tax (2001: £61m, 2000: £58m).
(ii)
The valuation allowance relates to the Group's capital losses and unrelieved overseas tax losses. These assets will be recognised in the future when it becomes likely that they will be utilised.

(e)    Share compensation schemes

        The SFAS 123 charge for the fair value of options granted since 1995 is £82m (2001: £81m, 2000: £44m).

        The ESOS, SAYE, ISOP, the BGI Equity Ownership Plan (EOP), the Woolwich ESOP and the Woolwich SAYE scheme fall within the scope of SFAS 123.

        Analysis of the movement in the number and weighted average exercise price of options are set out below. The prior year comparatives for all the schemes apart from the BGI Equity ownership plan have been restated to take into account the subdivision of each ordinary share of £1 each into four ordinary shares of 25p each.

	Executive Share Option Scheme (a)				SAYE Share Option Scheme (a)
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)
	2002	2001	2002	2001	2002	2001	2002	2001
Outstanding at beginning of year	9,546	14,352	4.04	3.89	123,441	132,458	3.29	2.92
Granted in the year	—	—	—	—	30,216	25,741	3.50	4.12
Exercised in the year	(1,066)	(4,085)	3.56	3.51	(20,087)	(27,066)	3.22	2.30
Less: Forfeited in the year	(312)	(721)	4.33	4.06	(6,675)	(7,692)	3.51	3.05

Outstanding at end of year	8,168	9,546	4.09	4.04	126,895	123,441	3.34	3.29

	Incentive Share Option Scheme plan (a)				BGI Equity ownership plan (b)
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)
	2002	2001	2002	2001	2002	2001	2002	2001
Outstanding at beginning of year	42,523	15,024	4.83	3.91	13,407	5,535	7.87	6.11
Granted in the year	36,397	28,215	5.14	5.15	5,885	8,498	10.92	8.98
Exercised in the year	—	—	—	—	(659)	(162)	6.36	6.11
Less: Forfeited in the year	(1,327)	(716)	4.77	4.37	(824)	(464)	8.33	7.95

Outstanding at end of year	77,593	42,523	4.98	4.83	17,809	13,407	8.91	7.87

	Woolwich ESOP scheme (a)				Woolwich SAYE scheme (a)
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)
	2002	2001	2002	2001	2002	2001	2002	2001
Outstanding at beginning of year	10,448	12,024	3.79	3.80	4,529	6,262	3.18	3.16
Granted in the year	—	—	—	—	—	—	—	—
Exercised in the year	(1,522)	(1,500)	3.97	3.84	(504)	(1,553)	3.30	3.10
Less: Forfeited in the year	(141)	(76)	3.50	3.87	(261)	(180)	3.28	3.17

Outstanding at end of year	8,785	10,448	3.77	3.79	3,764	4,529	3.16	3.18

	Woolwich ESOP (c)				Woolwich SAYE scheme (c)
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)
	2002	2001	2002	2001	2002	2001	2002	2001
Outstanding at beginning of year or upon acquisition if earlier	—	1,300	—	3.27	—	673	—	2.93
Rolled over into Barclays options	—	—	—	—	—	—	—	—
or cancelled for cash	—	—	—	—	—	—	—	—
Exercised in the year	—	(671)	—	3.22	—	(160)	—	2.87
Less: Forfeited in the year	—	(629)	—	3.32	—	(513)	—	2.95

Outstanding at end of year	—	—	—	—	—	—	—	—

Notes

(a)
Options granted over Barclays PLC shares
(b)
Options granted over BGI UK Holdings Limited shares
(c)
Options granted over Woolwich plc shares

        The disclosures of options outstanding only relate to those granted from 1995 onwards.

        The range of exercise prices, weighted average fair values at the date of grant and the weighted average remaining contractual life for options outstanding at the balance sheet date are as follows:

	2002				2001
	Exercise price range (£)	Weighted average exercise price (£)	Weighted average fair value (£)	Weighted average remaining life Years	Exercise price range (£)	Weighted average exercise price (£)	Weighted average fair value (£)	Weighted average remaining life Years
Executive Share Option Scheme (a)	1.76-4.45	4.09	1.13	6	1.76-4.45	4.04	1.14	6
SAYE Share Option Scheme (a)	1.57-4.11	3.33	1.85	3	1.57-3.56	3.29	1.68	3
Incentive Share Option Plan (a)	3.77-5.62	4.98	2.06	7	3.77-4.22	4.83	1.94	9
BGI Equity Ownership Plan (b)	6.11-10.92	8.91	3.03	9	6.11-8.98	7.87	3.18	9
The Woolwich SAYE scheme (a)	3.08-3.37	3.16	2.48	1	3.08-3.37	3.18	2.44	2
The Woolwich ESOP (a)	3.29-4.22	3.77	2.71	7	3.29-4.22	3.79	2.68	8

        Fair values for the ISOP, ESOS, SAYE, the Woolwich ESOP, the Woolwich SAYE and the BGI EOP are calculated at the date of grant using a binomial model which produces similar results to the Black-Scholes model. The significant weighted average assumptions used to estimate the fair value of the options granted in 2002 are as follows:

	ISOP	SAYE	BGI EOP (b)
Risk-free interest rate	5.56	4.68	4.01
Expected life (years)	10	4	10
Expected volatility	51	59	—

        The range, weighted average exercise price, weighted average remaining contractual life and number of options outstanding, including those exercisable at year end (see page 178), are as follows:

Executive Price Range	Weighted average exercise price (£)	Weighted average remaining life Years	Number of options outstanding
Executive Share Option Scheme
£1.50—£2.49	2.04	4	260,000
£2.50—£3.49	3.47	5	611,068
£3.50—£4.49	4.22	8	7,296,804
SAYE Share Option Scheme (a)
£1.50—£2.49	1.80	2	11,580,052
£2.50—£3.49	3.13	4	44,939,898
£3.50—£4.49	3.72	4	70,375,808
BGI Equity Ownership Plan (b)
£6.00—£9.99	7.92	8	11,924,117
£10.00—£13.99	10.92	10	5,885,000
Incentive Share Option Plan (a)
£3.50—£4.49	3.91	8	16,140,600
£4.50—£5.49	5.26	8	61,452,192
Woolwich ESOP (a)
£2.50—£3.49	3.29	7	1,876,984
£3.50—£4.49	3.67	7	6,907,976
Woolwich SAYE scheme (a)
£2.50—£3.49	3.16	1	3,764,117

Notes

(a)
Options granted over Barclays PLC shares
(b)
Options granted over BGI UK Holdings Limited shares

        The range, weighted average exercise price and number of options exercisable at the year end are as follows:

Exercise Price Range	Weighted average exercise price (£)	Number of options
Executive Share Option Scheme
£1.50—£2.49	2.04	260,000
£2.50—£3.49	3.47	611,068
£3.50—£4.49	4.28	6,595,980
SAYE Share Option Scheme
£1.50—£2.49	1.57	5,394,840
£2.50—£4.49	3.36	1,429,500
BGI Equity Ownership Plan
£6.11—£8.98	7.48	5,420,898
Woolwich SAYE Scheme
£2.50—£3.49	—	—
Woolwich ESOP
£3.50—£4.49	3.67	6,907,976

        The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

        The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of the Group with grants usually made annually. Options were issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the Scheme, and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

        Eligible employees in the UK may participate in the SAYE. Under this Scheme, employees may enter into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options were granted.

        The ISOP has been introduced to replace the ESOS. It is open by invitation to the employees and Directors of Barclays PLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the Plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised will be determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised.

        The BGI Equity Ownership Plan is extended to senior employees of BGI. The exercise price of the options is determined by formula at the date of grant and is not less than the market value of the share at the time of grant. The options are granted over shares in BGI UK Holdings Limited, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options held becoming exercisable at each anniversary of grant. Options lapse ten years after grant. At 31st December 2002 17.8m (2001: 13.4m) options were outstanding under the terms of the BGI Equity Ownership Plan enabling certain members of staff to subscribe for shares in BGIUK Holdings Limited between 2002 and 2011 at prices between £6.11 and £10.92.

        The Woolwich ESOP and SAYE schemes have similar terms to the Barclays ESOS and SAYE schemes described above, issuing options over shares in Woolwich plc. No further awards will be made under either of these schemes. Following the acquisition of Woolwich plc by Barclays PLC holders of options under these two schemes were able to rollover the options for an option on the same terms, except for the withdrawal of the performance criteria, over Barclays shares, obtain a cash payment in exchange for cancellation of the options or choose to exercise the options at any time up to 24th April 2001. Upon exercise of an option over Woolwich plc shares, the option holder received £1.64 in cash and 0.1175 Barclays shares for each Woolwich share available under the option.

(f)    Shareholders' interest in the long-term assurance fund

        The adjustment to US GAAP net income in 2002 of £109m (2001: £87m, 2000: (£20m)) reflects the impact of the closure of the UK activity to new business.

(g)  Earnings per share

	2002			2001			2000
	Income	Weighted average Share no.	Per-Share amount	Income	Weighted average Share no.	Per-Share amount	Income	Weighted average Share no.	Per-Share amount
	(£m)	(in millions)	(Pence)	(£m)	(in millions)	(Pence)	(£m)	(in millions)	(Pence)
Basic EPS
Net income
(US GAAP) available to ordinary shareholders	2,476	6,626	37.4	2,695	6,651	40.5	2,195	6,055	36.3
Effect of dilutive securities
Employee share options		40			60			52
Other schemes		(6)			4			8

Diluted EPS	2,476	6,660	37.2	2,695	6,715	40.1	2,195	6,115	35.9

        The effect of applying SFAS 142 to the previous periods would have been:

	2001	2000
	(pence)
Reported basic EPS	40.5	36.3
Goodwill amortisation	3.0	0.7

Adjusted basic EPS	43.5	37.0
Reported Diluted EPS	40.1	35.9
Goodwill amortisation	3.0	0.7

Adjusted Diluted EPS	43.1	36.6

        UK EPS is detailed in note 13. Of the total number of employees' share options existing at the year end, the following were not included in the dilution calculation above because they were antidilutive:

	2002	2001	2000
	(in millions)
Number of options	80	52	68

        Certain incentive plan shares have been excluded from the calculation of the basic EPS as the trustee has waived all dividend and voting rights. These shares are subsequently brought into the diluted earnings per share calculation (called "Other schemes") above.

(h)  Fair value of securities

        Unlisted investment equity securities are outside the scope of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" and continued to be carried at cost of £456m at 31st December 2002 (2001: £121m). The fair value of these securities was £456m (2001: £126m). Included within fair value of securities is an adjustment of (£276m) (2001: (£39m), 2000: £nil) relating to mark to market of short positions.

        All quoted investment securities are classified as being "available for sale" unless the Group has a clear intention and ability to hold them to maturity. Other debt securities are classified as trading securities (see note 18).

        There were no material gross gains or gross losses realised on the transfer of debt and equity securities from the available for sale category into the trading category in 2002 or 2001.

(i)    Revaluation of property

        In 1990, £449m of property revaluation reserve was capitalised by the issue of bonus shares.

(j)    Loan impairment and disclosure

        SFAS 114 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases. At 31st December 2002, the element of impaired loans outside the scope of SFAS 114 amounted to £1,922m (2001: £2,670m).

        In accordance with SFAS 114, the Group's total impaired loans are those reported as non-performing on page 36, less impaired loans outside the scope of SFAS 114, and amount to £2,604m at 31st December 2002 (2001: £1,201m). Credit risk provisions of £1,335m, estimated in accordance with SFAS 114, were held against these loans (2001: £705m). The average level of such impaired lendings in 2002 was £2,147m (2001: £1,093m).

        Where cash received represents the realisation of security, or there is doubt regarding the recovery of a loan, such receipts are treated as repayments of the loan principal. Otherwise, cash received in respect of impaired loans is recognised as interest income. Estimated interest income which was recognised in 2002 on impaired loans within the scope of SFAS 114 was £5m (2001: £36m).

        SFAS 114 modifies the accounting for in-substance foreclosure, in that collateralised debts where the Group takes physical possession of the collateral, regardless of formal insolvency procedures, would be reclassified as if the collateral had been acquired for cash. At 31st December 2002, under US GAAP, the amount of collateral recorded at the lower of the book value of the debt or the fair value of the collateral that would be reclassified as "other real estate owned" was £6m (2001: £17m), as "other assets" was £nil (2001: £78m) and as equity was £6m (2001: £nil).

        Included within loans and advances to customers are £830m (2001: £887m) which are held with the intention of resale.

(k)  Business combination

        On 11th October 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations and created FirstCaribbean International Bank. Under both UK and US GAAPs Barclays accounts for the resulting interest as an associate. The transaction generated a gain of £206m under both UK and US GAAP, the gain being recorded through the Statement of Total Recognised Gains and Losses for UK GAAP under UITF 31 but in the profit and loss account under US GAAP (APB 29 and EITF 01-02). The net assets of the businesses transferred by Barclays to the new entity are not materially different under US GAAP.

        Barclays share of the adjustments FirstCaribbean International Bank made to reflect its net income and net assets on a US GAAP basis of £6m are included in the appropriate reconciling item.

(l)    Restructuring

        During 2002, 2001 and 2000, the Group has implemented programmes to reduce the workforce. Costs under these programmes, in all three years, have primarily been incurred in Personal Financial Services, Barclays Private Clients and Business Banking. In addition, significant costs were also incurred in Other operations (during 2001 and 2000) and Barclays Capital (2001). The restructuring programmes are largely focused on activities within the UK involving a reshaping of the Group's operations through the centralisation of core processes and the application of new technologies.

        During 2002, a restructuring charge of £187m (2001: £171m, 2000: £232m) was booked under UK GAAP, reflecting severance and other termination costs of £124m (2001: £114m, 2000: £171m), costs in connection with planned disposition of certain facilities £27m (2001: £38m, 2000: £27m) and other related costs of £36m (2001: £19m, 2000: £34m). Of the 2002 charge, £5m has been disallowed for US GAAP purposes. Of the 2001 charge, £11m was disallowed in 2001 and £4m charged in 2002. Of the 2000 charge £10m was disallowed in 2000, £13m was disallowed in 2001 and £19m was charged in 2002.

(m)  Other EITF 94-3 disclosures

        For exit plans which meet the conditions of EITF 94-3 as clarified by SAB 100, the US GAAP balance sheet liability at 31st December 2002 would have been £68m (2001: £88m) of which £31m (2001: £50m) was in respect of staff reduction costs covering 800 employees (2001: 1,100), £29m (2001: £35m) in respect of the planned disposition of certain facilities and £8m (2001: £3m) covering other related costs. Costs paid in the year to 31st December 2002 amounted to £132m (2001: £107m) in respect of a staff reduction of 2,600 employees (2001: 2,500), £37m (2001: £52m) relating to disposition of facilities and £31m, (2001: £18m) for other related costs.

(n)  Internal use software

	2002		2001
	(£ millions)
Additional US GAAP shareholders' funds brought forward		288		218
Expenditure to be capitalised under US GAAP	60		186
Amortisation	(136)		(110)
Write-offs	(131)		(6)
(Debit)/Credit to US GAAP net income		(207)		70

Additional US GAAP shareholders' funds carried forward		81		288

        A review of costs capitalised in previous years and useful lives assigned has been undertaken in 2002. Capitalised costs which are no longer considered recoverable have been written off.

(o)  Internal hedging

        The adjustment in the year 31st December 2000 relates to marking to market internal hedging transactions involving derivatives, entered into from 1st January 1999, that had not been passed directly to market. Under UK GAAP, these transactions are measured as hedges on an accrual accounting basis in accordance with the accounting treatment of the transactions being hedged. These activities are described more fully on pages 51 to 54.

        From 1st January 2001, internal hedging transactions that have not been passed directly to the market are included within the derivatives adjustment. The impact of such positions on shareholders' funds at 31st December 2001 forms part of the derivatives adjustment reported from the application of SFAS 133 (see q below).

(p)  Foreign exchange differences on available for sale securities

        Within individual legal entities Barclays holds securities in a number of different currencies which are classified as available for sale. In general, no foreign exchange exposure arises from this because, although the value of the assets changes in sterling terms according to the exchange rate, there is an identical offsetting change in the sterling value of the related funding. Under UK GAAP both the assets and the liabilities are generally translated at closing exchange rates and the differences between historical book value and current value are reflected in the profit and loss account.

        Under US GAAP, the change in value of the investments is taken directly to reserves while the offsetting change in sterling terms of the borrowing is taken to profit and loss.

        A similar difference arises where foreign currency assets are covered using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements. Prior to 2001, all these differences were included within the derivatives adjustment.

        The impact of this requirement is to transfer net foreign exchange gains or losses on currency securities from net income to other comprehensive income. No difference between the Group's UK and US GAAP shareholder's equity arises from this transfer.

(q)  Derivatives

        SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value hedge or cashflow hedge. Barclays has chosen not to update the documentation of hedges to fully comply with the requirements of SFAS 133 and therefore, in general, economic hedge relationships do not qualify for treatment as hedges under US GAAP. Accordingly, adjustments in current or past periods to US GAAP net income in respect of derivatives which qualify for hedge accounting under UK GAAP, are not necessarily indicative of the magnitude or direction of such adjustments to US GAAP net income in subsequent periods.

        The adjustment to net income is composed of the following elements:

	2002	2001	Transition
	(£ millions)
Mark to market adjustment	548	431	45
Embedded derivatives	109	(28)	(62)
Deferred gains and losses	12	33	(61)
Amortisation of fair value hedge	(156)	(128)	—
Reclassification of gains and losses from Other comprehensive income to net income	40	28	—
Hedges of available for sale securities	—	—	20

	553	336	(58)

(r)  Consolidation

        The Group has certain sponsored entities that do not meet the consolidation criteria of quasi-subsidiaries under FRS 5 but nevertheless fall to be consolidated under US GAAP. Total assets increase by £2,738m (2001: £2,748m).

        In January 2003, the FASB issued FIN 46. This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a "variable interest entity". This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.

        Entities which do not meet this definition would continue to apply the voting interest model and Barclays would generally consolidate when it has a controlling financial interest.

        Under the variable interest model promulgated by FIN 46, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. This holder is the "primary beneficiary" of the variable interest entity and would be required to consolidate the entity.

        The provisions of FIN 46 are immediately effective for variable interest entities created after 31st January 2003. The standard must be applied to all entities beginning in the first fiscal year after 15th June 2003.

        For those variable interest entities which are in existence prior to 31st January 2003, and where Barclays has a significant variable interest or it is reasonably possible that Barclays would have to consolidate the entity on application of FIN 46, a transitional disclosure is required which quantifies the maximum exposure to loss as a consequence of Barclays involvement with the entity. The maximum exposure to loss represents a "worst case" scenario in the event that all such vehicles simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the Group's risk management framework.

        Where a maximum exposure to loss is quoted this represents the Group's total exposure and includes both drawn and undrawn lending facilities. The Group's exposure is determined by changes in the value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.

        The following is a summary of the nature, purpose, size and activities of those entities with which Barclays is currently involved, and which are expected to be impacted by FIN 46:

Multi-seller conduit programs

        Barclays creates, administers and provides liquidity and credit enhancements to several commercial paper conduit programs, primarily in the United States. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell consumer or trade receivables to the conduit, which then issues commercial paper to investors to fund the purchase. The conduits have sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper.

        The total assets of these conduits are £16,090m of which £3,086m are already consolidated by the Group under US GAAP. The maximum loss associated with the Group's relationships is £15,681m which includes commitments to provide liquidity to these vehicles to a maximum of £12,271m. These would be required to be provided in the event of the conduit's access to funding markets being restricted.

        Management's initial assessment is that these multi-seller conduits in their current form would be required to be consolidated by the Group upon implementation of FIN 46.

Other securitisations

        The Group provides financing to assist companies with the formation of client originated asset securitisation. These entities have minimal equity and rely upon funding in the form of senior notes to purchase the assets for securitisation. Since the Group only provides senior lending, the notes typically are not expected to absorb the first risk of loss. In addition, the Group has securitised some of its retail lending portfolio using entities established solely for that purpose. In some cases the funding of these entities has been provided by third party lenders, in others the lending has been provided by the Group.

        Total maximum exposure to loss to these entities is £5,138m, total assets of the entities concerned is £5,222m, of which £2,710m are already consolidated by the Group under US GAAP.

Client intermediation

        As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions may involve entities that fall within the scope of FIN 46 structured by either Barclays or the client and that are used to modify cash flows of third party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks. These transactions may include derivative instruments, and often contain contractual clauses to enable Barclays to terminate the transaction under certain circumstances, for example if the legal or accounting basis on which the transaction was completed changes. In addition, Barclays invests as a limited partner in lessor partnerships, specifically to acquire assets for leasing.

        Total assets included within the entities structured by Barclays is £1,396m, of which £996m is already consolidated under US GAAP. The Group's maximum exposure to loss to these entities is £888m.

Credit structuring

        The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which that entity subsequently funds by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

        The maximum exposure to loss and total assets associated with these entities is £1,243m and £2,893m respectively. £2,881m of these assets are already consolidated under US GAAP.

Property and construction finance

        In the normal course of business Barclays will often lend to entities formed to isolate the assets and cashflows associated with the particular project being funded. An example of these transactions is the Private Finance Initiative, which was launched by the UK Government in 1992 as a mechanism for pooling private capital and public sector resources to fund medium and large-scale projects including public buildings, transport infrastructure, information systems and the provision of vehicles and equipment. These are often structured such that the funding of the contracts are through an entity that is potentially subject to FIN 46. The maximum exposure to loss associated with these structures is £294m, and total assets of the associated entities is £278m.

Private equity transactions

        In order to enable the Group to participate in private equity transactions, it is often necessary to structure deals using holding companies specifically set-up to facilitate the sale and purchase of shares or assets in the target company. The Group has acquired interests in these entities, which are included within debt or equity securities.

        The maximum loss to such entities is £310m, which have total assets of £1,862m. These vehicles are not currently consolidated under US GAAP as they do not constitute a controlling interest under existing consolidation principles.

Fund of funds

        The group uses fund platforms that are used by a limited number of independent third parties predominantly to facilitate their tailored hedge fund investment strategies. At any time, the Group may hold a significant proportion of the trust units issued by a fund platform which constitute variable interest in the fund.

        These entities have assets under management of £288m. The maximum exposure to loss to these entities is £186m.

(s)    Fair value amortisation credit

        Fair value adjustments that are different from those in the UK are amortised over the expected life of the relevant asset/liability. This resulted in an additional credit of £8m (2001: £8m, 2000: £1m) under USGAAP.

(t)    Collateral

        The Group enters into reverse repos (see page 81) and stock borrowing transactions which are accounted for as collateralised loans. It is the Group's policy to seek collateral at the outset equal to 100% to 105% of the loan amount. The level of collateral held is monitored daily and further collateral calls made to bring the level of cash held and the market value of collateral in line with the loan balance.

        Under certain transactions including reverse repo and stock borrowing transactions the Group is allowed to sell or repledge the collateral held. At 31st December 2002, the fair value of collateral held was £109bn (2001: £76bn) of which £93bn (2001: £76bn) related to items that have been sold or repledged.

        The Group also enters into repos (see page 81) and stock lending transactions which are accounted for as secured borrowings. At 31st December 2002, the Group had given £53bn (2001: £55bn) of its assets as collateral in respect of these transactions. Of the total collateral given £36bn (2001: £41bn) was on terms which gave the recipient the right to sell or repledge comprising debt securities of £34bn (2001: £37bn) and equity securities of £2bn (2001: £4bn). The residual £17bn (2001: £14bn) was on terms by which the counterparty cannot sell or repledge and related to debt securities.

        For the pledge of collateral to secure on-balance sheet liabilities see note 42 and in relation to contingent liabilities generally in support of the performance of a customer to third parties see note 45.

(u)    Provisions for bad and doubtful debts

        During 2002, there was a net write-back of £2m (2001: £9m charge, 2000: £nil) in respect of credit losses on derivatives. None of the year end specific provisions related to credit losses on derivatives (2001: £nil).

        At 31st December 2002, £43m of the general provision (2001: £26m) was held in respect of off-balance sheet exposures (including derivatives).

        The specific provision for contingent liabilities and commitments is £14m (2001: £12m).

(v)    Guarantees

        An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays also issues guarantees on it own behalf. The major categories of these guarantees are:

Financial guarantees

        These are given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities. These are commonly called facility guarantees.

        Included within this category are stock borrowing indemnities. These relate to funds managed by Barclays on behalf of clients, which participate in stock lending programmes. Barclays indemnifies the clients against any losses incurred by the clients resulting from borrower default. Collateral, principally cash, is maintained against all stock borrowing transactions ranging from 102% to 105% of the securities loaned with adjustments to collateral made daily. It is possible that the exposure could exceed the collateral provided should the value of the security rise concurrently with the default of the borrowers.

Standby letters of credit

        These are irrevocable commitments to pay a third party, on behalf of our customers, the value of which on demand is subject to certain criteria being complied with. Any amounts paid are debited to the customers accounts. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.

Other guarantees

        This category includes the following types of contracts:

        Performance guarantees—a guarantee given by the bank on behalf of a customer, undertaking to pay a certain sum if our customer has failed to carry out the terms or certain terms of the contract.

        Advance payment guarantees—enables the beneficiary to demand repayment of an advance in funds in certain circumstances.

        Tender guarantees—provided during a tender process to lend support to a customer's commitment to a tender process.

        Customs and Excise—guarantees provided to HM Customs and Excise to cover a customer's liability, most commonly for import duties.

        Retention guarantees—similar to advance payments but are used to secure early release of retained contract payments.

        The table below provides the maturity analysis of the above guarantees:

	Less than one year	One to three years	Four to five years	Over five years	Total
	(£ millions)
Financial Guarantees	8,044	958	285	366	9,653
Standby Letters of Credit	4,037	1,288	850	215	6,390
Other Guarantees	5,884	983	668	379	7,914

Credit Card Guarantees

        Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £29,208m. These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities given as part of acquisition and disposal activity

        Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is estimated to be £4.1bn.

        In addition to the contracts described above, there are certain derivative contracts to which the Group is a counterparty that may meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group's balance sheet at fair value under US GAAP. These contracts include written put options that require the Group to purchase assets from the option holder at a specified price by a specified date in the future, as well as derivatives that effectively guarantee the return on a counterparty's reference portfolio of assets.

        Certain written put options and credit derivatives permit cash settlement and do not require the option holder or the buyer of credit protection to own the reference asset. The Group does not consider these contracts to be guarantees as described in FIN 45.

        Included in other provisions for liabilities and charges is £4m in respect of guarantees. The Group considers the amounts provided in the balance sheet represent a reasonable estimate of amounts actually anticipated to be paid under such arrangements.

(w)    Total assets

        In addition to the adjustments to total assets arising from the GAAP differences dealt with in the tables on page 172, and note r), there are other adjustments resulting from differences in GAAP.

        In accordance with ARB No. 51, Barclays PLC shares shown for UK GAAP within Other assets in note 24 have been netted against US GAAP shareholders' equity.

        The application of SFAS 140 resulted in an addition to US GAAP total assets of £9,454m (2001: £106m) in respect of funded loan participations, defeasance and servicing assets and liabilities which did not meet the SFAS requirements for derecognition. No adjustment to net income or shareholders' funds was required for 2002 or 2001.

        Certain repurchase and reverse repurchase transactions have been netted in the UK as required under FRS 5. To the extent these arrangements do not satisfy the requirement of FIN 39 and FIN 41, total assets have been increased by £25,419m (2001: £10,970m).

        Gross assets and liabilities have been increased by £36,541m (2001: £38,490m) due to inclusion of certain BGI insurance products.

        Fair valuing assets and derivative positions under FAS 133 resulted in an increase to total assets of £3,307m (2001: £2,823m).

        The inclusion of acceptances resulted in an increase in total assets under US GAAP of £2,588m (2001: £2,422m).

(x)    Profit and loss account presentation

        There are certain differences in the presentation of the profit and loss account between UK GAAP and US GAAP. For example, profits or losses on disposal of Group undertakings (2002: £3m loss, 2001: £4m loss, 2000: £214m profit) would be classified as operating income or expense under US GAAP rather than being shown separately. Under US GAAP, net interest received (2002: £75m, 2001: £387m paid, 2000: £216m paid) relating to trading activities would be shown within net interest revenue, rather than included in dealing profits. Reconciling differences arising from associated undertakings (2002: £6m profit, 2001: £nil, 2000: £nil) would be included within a single component of net income.

(y)    Changes in UK GAAP

        During 2002, Barclays restated the 2001 and 2000 Net Income and shareholders' funds under UK GAAP in respect of changes of accounting policy for deferred tax and the shareholders' interest in the long-term assurance funds, as described on pages 102 and 103. There has been no effect on the reported US GAAP figures and as a result the reconciling items reported in 2001 and 2000 have been restated as described below:

Net Income

	Original reconciliation item	Prior year adjustment	Restated reconciliation item
	(£ millions)
2001
Deferred tax	44	(14)	30
Shareholders' interest in the long-term assurance fund	42	45	87
Tax effect on the above UK/US GAAP reconciling item	(165)	(12)	(177)

Total affected reconciling items	(79)	19	(60)

2000
Deferred tax	(162)	(13)	(175)
Shareholders' interest in the long-term assurance fund	(77)	57	(20)
Tax effect on the above UK/US GAAP reconciling item	24	(16)	8

Total affected reconciling items	(215)	28	(187)

Shareholders' funds

	Original reconciliation item	Prior year adjustment	Restated Reconciliation item
	(£ millions)
2001
Deferred tax	46	(14)	32
Shareholders' interest in the long-term assurance fund	(709)	51	(658)
Tax effect on the above UK/US GAAP reconciling item	(12)	(14)	(26)

Total affected reconciling items	(675)	23	(652)

64    Consolidated statement of cash flows

        Interest paid in the year, including amounts relating to trading activities, was £10,167m (2001: £13,319m, 2000: £10,888m).

        Set out below, for illustrative purposes, is a summary consolidated statement of cash flows presented on a US GAAP basis:

	2002	2001	2000
	(£ millions)
Net cash provided by operating activities	15,911	7,047	4,318
Net cash used in investing activities	(46,968)	(32,413)	(17,768)
Net cash provided by financing activities	34,333	35,616	14,394
Effect of exchange rate changes on cash and due from banks	990	143	(977)

Net increase/(decrease) in cash and cash equivalents	4,266	10,393	(33)
Cash and cash equivalents at beginning of year	45,972	35,579	35,612

Cash and cash equivalents at end of year	50,238	45,972	35,579

65    Regulatory capital requirements

        Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes. The FSA regards the risk asset ratio calculation, originally developed by the Basel Committee, as a key supervisory tool and sets individual minimum ratio requirements for banks in the UK at or above the minimum of 8%. The concept of risk weighting and the basis for calculating eligible capital resources are described under Capital ratios on page 86.

        The following tables summarises capital resources and capital ratios, as defined for Supervisory purposes:

Barclays PLC Group and Barclays Bank PLC Group

	As at 31st December 2002
	Amount	Ratio
	(£ millions)%
Total net capital resources	22,191	12.8
Tier 1 capital resources	14,204	8.2
	As at 31st December 2001
	Amount	Ratio
	(£ millions)%
Total net capital resources	19,899	12.5
Tier 1 capital resources	12,405	7.8

66    Significant Group concentration of credit risk

        SFAS 105 defines a concentration of credit risk as an exposure to a number of counterparties engaged in similar activities and having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Barclays exposure to credit risk is concentrated in the UK where the majority of the Group's activities are conducted. As one of the largest UK banks, Barclays accounts for a significant share of credit exposure to almost all sectors of the economy and the Group is therefore significantly affected by the general economic conditions in the UK. Lending in respect of home loans represents 40% (2001: 37%) of the total banking book lending to customers. However, credit risk is well spread over a diversity of both personal and commercial customers, reflecting the Group's risk management policy of imposing limits on exposure to any one single counterparty. Outside the UK, the Group's geographical spread ensures a wide variety of counterparties in the main areas of operation in Europe, the United States and other areas of the world. As an active participant in the international banking markets, the Group has a significant concentration of credit risk with banks and other financial institutions. In total, credit risk exposure to financial institutions at 31st December 2002 was estimated to have amounted to £87bn (2001: £92bn) of which £60bn (2001: £55bn) consisted of placings and negotiable certificates of deposit and £10bn (2001: £9bn) of mark to market balances in respect of exchange and interest rate contracts. The remaining credit risk exposure is largely related to letters of credit and guarantees. Within the overall exposure, the Group maintains relationships with some 932 (2001: 950) banking groups in countries all over the world.

67    Ratio of earnings to fixed charges and preference share dividends and payments made in respect of Reserve Capital Instruments (RCI's)

	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges
UK GAAP: (a)
Excluding interest on deposits	1.50	1.40	1.49	1.48	1.35
Including interest on deposits	1.31	1.26	1.29	1.29	1.20
US GAAP:
Excluding interest on deposits	1.58	1.47	1.49	1.42	1.37
Including interest on deposits	1.36	1.30	1.29	1.26	1.21
Ratio of earnings to combined fixed charges, preference share dividends and payments made in respect of Reserve Capital Instruments (RCIs)
UK GAAP: (a)
Excluding interest on deposits	1.50	1.40	1.48	1.47	1.34
Including interest on deposits	1.31	1.26	1.29	1.29	1.19
US GAAP:
Excluding interest on deposits	1.55	1.45	1.47	1.41	1.36
Including interest on deposits	1.35	1.29	1.28	1.25	1.20

(a)
The UK GAAP ratios have been restated in respect of changes in accounting policy for deferred tax and shareholders' interest in the long-term assurance fund and for the change in presentation of RCIs following the issue of UTIF Abstract 33 "obligations in capital instruments". This is described in further detail on pages 102 and 103.

SEC FORM 20-F CROSS REFERENCE AND OTHER INFORMATION

Form 20-F item number		Page reference in this document
1	Identity of Directors, Senior Management and Advisors
	Not applicable

2	Offer Statistics and Expected Timetable
	Not applicable

3	Key Information
	Risk factors	94
	Currency of presentation	191
	Selected financial data	58/203
	Dividends	204

4	Information on the Company
	Presentation of information	23
	Glossary	192
	Business description	60
	Economic and monetary union	93
	Supervision and regulation	93
	Note 22 Tangible fixed assets	126
	Note 43 Future rental commitments under operating leases	140
	Note 44 Principal subsidiary undertakings	141
	Note 49 Post balance sheet events	154
	Note 61 Segmental analysis	160

5	Operating and Financial Review and Prospects
	Financial review	66
	Other information	93

6	Directors, Senior Management and Employees
	Administrative expenses—staff costs	77
	Directors and officers	2
	Directors' report	5
	Corporate governance report	7
	Barclays report on remuneration	10
	Accountability and Audit	22
	Note 4 Administrative expenses—staff costs	112
	Note 5 Pensions, post-retirement benefits, and other staff costs	113
	Note 56 Related party transactions	157
	Note 57 Directors' emoluments and other benefits	158
	Note 58 Directors' and officers' shareholding and options	159
	Note 59 Contracts with Directors and connected persons and with managers	159

7	Major Shareholders and Related Party Transactions
	Presentation of information	23
	Directors' report	5
	Note 56 Related party transactions	157
	Trading market for ordinary shares of Barclays PLC	205

8	Financial Information
	Note 12 Dividends—Barclays PLC	117
	Note 48 Legal proceedings	154
	Note 49 Post balance sheet events	154

9	The Offer and Listing
	Trading market for ordinary shares of Barclays PLC	205

10	Additional Information
	Memorandum and Articles of Association	207
	Taxation	208
	Exchange controls and other limitations affecting security holders	209
	Sub-division of ordinary shares	209
	Documents on display	210

11	Quantitative and qualitative disclosure about market risk
	Risk management and control—overview	24
	Credit risk management	27
	Analysis of loans and advances	29
	Analysis of loans and advances—further information	31
	Provisions for bad and doubtful debts	38
	Potential credit risk lendings	36
	Country risk	35
	Market risk management	44
	Derivatives	49
	Treasury asset and liability management	51
	Note 46 Derivatives and other financial instruments	143

12	Description of Securities Other than Equity Securities
	Not applicable

13	Defaults, Dividends Arrearages and Delinquencies
	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Not applicable

15	Controls and Procedures
	Disclosure controls and procedures	22

16	RESERVED

17	Financial Statements
	Not applicable

18	Financial statements
	US audit report	96
	Accounting policies	97
	Consolidated accounts Barclays PLC	105
except page 111
	Notes to accounts of Barclays PLC	112
	Consolidated accounts Barclays Bank PLC	193
	Notes to consolidated accounts of Barclays Bank PLC	199

19	Exhibits

Currency of presentation

        In this report, unless otherwise specified, all amounts are expressed in pounds sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate), were:

	December	November	October	September	August	July
	(US dollars per pound sterling)
High	1.61	1.59	1.57	1.57	1.57	1.58
Low	1.56	1.54	1.54	1.53	1.52	1.52

        For the years indicated, the average of the noon buying rates on the last day of each year were:

	2002	2001	2000	1999	1998
	(US dollars per pound sterling)
Average	1.61	1.45	1.51	1.62	1.66

        On 3rd March 2003, the noon buying rate was $1.58 per pound sterling. No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into US dollars at that rate or at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Glossary

Term used in Annual report	US equivalent or brief description
Accounts	Financial statements
Advance corporation tax	No direct US equivalent. Tax paid on company distributions recoverable from UK taxes due on income
Allotted	Issued
Attributable profit	Net income
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash
Class of business	Industry segment
Fees and commissions receivable	Fee and commission income
Fees and commissions payable	Fee and commission expense
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Interest payable	Interest expense
Loans and advances	Lendings
Loan capital	Long-term debt
Net asset value	Book value
Profit	Income
Profit and loss account	Income statement
Profit and loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	No direct US equivalent. Represents the increase in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Shareholders' funds	Shareholders' equity
Share premium account	Additional paid-up capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Tangible fixed assets	Property and equipment
Write-offs	Charge-offs

BARCLAYS BANK PLC DATA

Consolidated profit and loss account
For the year ended 31st December 2002

	Note	2002	2001 restated	2000 restated
		(£ millions)
Interest receivable:
Interest receivable and similar income arising from debt securities		2,030	2,383	2,339
Other interest receivable and similar income		10,014	11,075	9,449

		12,044	13,458	11,788
Interest payable		5,839	7,492	6,682
Profit on repurchase of loan capital	1	—	—	2

Net interest income		6,205	5,966	5,108
Fees and commissions receivable		4,454	4,202	3,676
Less: fees and commissions payable		(529)	(465)	(320)
Dealing profits	2	833	1,011	677
Other operating income	3	364	428	353

Operating income		11,327	11,142	9,494

Administrative expenses—staff costs	a	3,757	3,716	3,219
Administrative expenses—other	6	2,312	2,303	1,967
Depreciation and amortisation	7	557	537	306

Operating expenses		6,626	6,556	5,492

Operating profit before provisions		4,701	4,586	4,002

Provisions for bad and doubtful debts	17	1,484	1,149	817
Provisions for contingent liabilities and commitments	8	1	1	(1)

Provisions		1,485	1,150	816

Operating profit		3,216	3,436	3,186
Loss from joint ventures		(5)	(1)	(1)
Loss from associated undertakings		(5)	(8)	(7)
(Loss)/profit on disposal/termination of Group undertakings	9	(3)	(4)	214

Profit on ordinary activities before tax		3,203	3,423	3,392
Tax on profit on ordinary activities	10	955	943	901

Profit on ordinary activities after tax		2,248	2,480	2,491
Minority interests—equity	11	(20)	(31)	(22)

Profit for the financial year attributable to the members of Barclays Bank PLC		2,228	2,449	2,469
Dividends payable to Barclays PLC	c	(1,798)	(1,317)	(1,352)
Dividends payable to preference shareholders	c	—	(5)	(24)

Profit retained for the financial year		430	1,127	1,093

        The note numbers refer to the notes on pages 97 to 189, whereas the note letters refer to those on pages 199 to 201.

        All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on a modified historical cost basis.

        The consolidated profit and loss account of Barclays Bank PLC for the year ended 31st December 2002, contains a charge of £2m (2001: £2m, 2000: £nil) within staff costs that is debited directly to reserves in the consolidated accounts of Barclays PLC. The amounts in respect of administration expenses—staff costs, other staff costs, and all related profit and loss items, including profit retained for the financial year on pages 68 to 92, are for Barclays PLC. These amounts should be debited by £2m to reflect those for Barclays Bank PLC (2001: £2m, 2000: £nil).

Statement of total recognised gains and losses
For the year ended 31st December 2002

	2002	2001 restated	2000 restated
	(£ millions)
Profit for the financial year attributable to the members of Barclays Bank PLC	2,228	2,449	2,469
Exchange rate translation differences	(61)	10	36
Gain arising from transactions with third parties	206	—	—
Other items	8	(24)	8
Joint ventures and associated undertakings	2	(15)	6

Total recognised gains relating to the period	2,383	2.420	2,519
Prior period adjustment (see pages 102 to 103)	(23)	—	—

Total gains and losses recognised including prior period adjustment	2,360	2,420	2,519

Consolidated balance sheet
As at 31st December 2002

	Note	2002		2001 restated
		(£ millions)
Assets
Cash and balances at central banks			2,032		1,281
Items in course of collection from other banks			2,335		2,444
Treasury bills and other eligible bills	14		7,645		7,417
Loans and advances to banks:
—banking		15,369		12,196
—trading		42,805		35,693

	15		58,174		47,889
Loans and advances to customers:
—banking		157,222		146,253
—trading		45,176		34,240

	16		202,398		180,493
Debt securities	18		94,229		78,924
Equity shares	19		3,133		3,118
Interests in joint ventures:
—share of gross assets		242		230
—share of gross liabilities		(184)		(174)

	20		58		56
Interests in associated undertakings	20		397		32
Intangible fixed assets	21		3,934		4,091
Tangible fixed assets	22		1,626		1,958
Other assets	24		16,839		18,186
Prepayments and accrued income	26		2,982		2,553

			395,782		348,442
Retail life-fund assets attributable to policyholders	25		7,284		8,170

Total assets			403,066		356,612

The note numbers refer to the notes on pages 97 to 189.

Consolidated balance sheet
As at 31st December 2002

	Note	2002		2001
		(£ millions)		(£ millions)
Liabilities
Deposits by banks:
—banking		48,751		45,837
—trading		38,683		21,543

	27		87,434		67,380
Customer accounts:
—banking		144,078		139,863
—trading		27,420		23,984

	28		171,498		163,847
Debt securities in issue	29		45,885		41,846
Items in course of collection due to other banks			1,416		1,550
Other liabilities	30		56,564		42,930
Balances due to Barclays PLC			788		728
Accruals and deferred income	31		4,352		4,377
Provisions for liabilities and charges—deferred tax	32		461		616
Provisions for liabilities and charges—other	33		486		562
Subordinated liabilities:
Undated loan capital—convertible to preference shares	34		310		345
Undated loan capital—non-convertible	34		6,368		4,709
Dated loan capital—convertible	35		11		—
Dated loan capital—non-convertible	35		4,848		4,933

			380,421		333,823

Minority interests and shareholders' funds
Minority interests—equity			156		134
Called up share capital	b	2,293		2,286
Share premium account		5,603		5,475
Revaluation reserve		24		30
Profit and loss account		7,285		6,694
Shareholders' funds—equity	38		15,205		14,485

			15,361		14,619

			395,782		348,442
Retail life-fund liabilities to policyholders	25		7,284		8,170

Total liabilities and shareholders' funds			403,066		356,612

	Note	2002	2001
		(£ millions)
Memorandum items	45
Contingent liabilities:
Acceptances and endorsements		2,589	2,460
Guarantees and assets pledged as collateral security		16,043	14,826
Other contingent liabilities		7,914	7,313

		26,546	24,599

Commitments—standby facilities, credit lines and other		101,378	99,917

        The note numbers refer to the notes on pages 97 to 189, whereas the note letters refer to those on pages 199 to 201.

Consolidatd statement of changes in reserves
As at 31st December 2002

	2002	2001 restated	2000 restated
	(£ millions)
Share premium account
At beginning of year	5,475	5,269	1,881
Premium arising on shares issued	128	199	3,367
Exchange rate translation differences	—	7	21

At end of year	5,603	5,475	5,269

Revaluation reserve
At beginning of year	30	35	37
Exchange rate translation differences	—	(1)	(2)
Released on transaction with third parties	(6)	—	—
Other items	—	(4)	—

At end of year	24	30	35

Profit and loss account
At beginning of year	6,717	5,750	4,747
Prior year adjustment	(23)	(4)	(10)

Restated as at 1st January 2002	6,694	5,746	4,737
Profit retained	430	1,127	1,093
Redemption of preference shares	—	(148)	(149)
Exchange rate translation differences	(61)	4	19
Goodwill written back on disposals	10	—	—
Gain arising from transaction with third parties	212	—	—
Other items	—	(35)	12

At end of year	7,285	6,694	5,712

Total reserves	12,912	12,199	11,016

        The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2002 totalled £1,038m (2001: £1,149m, 2000: £953m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

        Accumulated exchange rate translation differences are £491m debit (2001: £430m debit, 2000: £440m debit).

        Goodwill amounting to £205m (2001: £215m, 2000: £215m) has been charged directly against reserves in the current and prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

Consolidated cash flow statement
For the year ended 31st December 2002

	Note	2002		2001 restated		2000 restated
		(£ millions)
Net cash inflow from operating activities	d		7,447		3,831		8,499
Dividends received from joint ventures and associated undertakings			1		3		1
Returns on investments and servicing of finance:
Interest paid on loan capital and other subordinated liabilities		(607)		(598)		(370)
Preference dividends paid		—		(5)		(24)
Dividends paid to minority shareholders		(23)		(17)		(10)
Net cash outflows from returns on investment and servicing of finance			(630)		(620)		(404)
Tax paid			(828)		(1,004)		(636)
Capital expenditure and financial investment:
Capital expenditure		(301)		(351)		(365)
Sale of property and equipment		289		152		112
Purchase of investment securities		(28,128)		(20,173)		(14,490)
Redemption of investment securities		10,247		5,704		5,666
Sale of investment securities		11,137		13,338		4,115
Net cash outflow from capital expenditure and financial investment			(6,756)		(1,330)		(4,962)
Acquisitions and disposals:
Net cash outflow from formation of FirstCaribbean International Bank Ltd	51	(160)		—		—
Acquisition of subsidiary undertakings	54	(451)		(36)		(2,421)
Sale of Group undertakings		—		—		13
Sale of other Group undertakings	51	(1)		42		307
Net cash inflow/(outflow) from acquisitions and disposals			(612)		6		(2,101)
Equity dividend paid:			(1,796)		(1,254)		(1,217)

Net cash outflow before financing			(3,174)		(368)		(820)
Financing:	e
Issue of loan capital and other subordinated liabilities (net of expenses)		2,173		3,019		2,211
Redemption/repurchase of loan capital and other subordinated liabilities		(376)		(715)		(212)
Issue of ordinary shares		135		210		195
Redemption of preference shares		—		(148)		(149)
Issue of shares to minority interests		35		—		—
Net cash inflow from financing			1,967		2,366		2,045

(Decrease)/Increase in cash	53		(1,207)		1,998		1,225

        The note numbers refer to the notes on pages 97 to 189, whereas the note letters refer to those on pages 199 to 201.

Notes to the accounts

(a)    Administrative expenses—staff costs

	2002	2001	2000
	(£ millions)
Salaries and accrued incentive payments	3,159	3,149	2,655
Social security costs	240	243	178
Pension costs	(27)	(17)	(31)
Post-retirement health care	15	—	1
Other staff costs	370	341	416

	3,757	3,716	3,219

        Staff costs reported above for 2002 include £124m (2001: £114m; 2000: £171m) of exceptional costs relating to staff reductions and relocations under the 2002, 2001: and 2000 restructuring plans. For details of amounts relating to the administration staff (2001 and 2000 additionally the regulated sales force of Barclays Financial Management Limited) and average number of employees see note 4 on page 112.

(b)    Called up share capital

Ordinary shares

        The authorised ordinary share capital of the Bank, at 31st December 2002, was 3,000m (2001: 3,000m) ordinary shares of £1 each.

	2002	2001
	(£ millions)
Called up share capital, allotted and fully paid
At beginning of year	2,286	2,275
Issued for cash	7	11

At end of year	2,293	2,286

Preference shares

        The authorised preference share capital of the Bank is 150m (2001: 150m) shares of $0.01 each. There are no preference shares outstanding at 31st December 2002 (2001: nil).

        In the event of the conversion of the Series E Notes (see page 133), the Series E1 and E2 Preference Shares would be redeemable at the option of the Bank, in full on or after 30th April 2003.

        In the event of a winding up, the holders of preference shares will be entitled to receive, before any distribution of assets is made to holders of ordinary shares of Barclays Bank PLC, liquidating distributions in the amounts of Series E1, $20 and Series E2, $5 per share plus an amount equal to accrued and unpaid dividends for the current quarterly dividend period to the date of commencement of the winding up.

        The holders of preference shares are not entitled to receive notice of, or to attend or vote at, any general meeting of Barclays Bank PLC, except where there has been a failure to pay the equivalent of six consecutive quarterly dividends (in which case they may appoint two additional Directors) or where a resolution is proposed for the adoption by shareholders providing for the winding up of the Bank. However, Series E1 Preference shareholders may receive notice of and attend the general meeting called for the purpose and vote on that resolution.

(c)    Dividends

	2002	2001	2000
	(£ millions)
On ordinary shares
Interim dividends	1,010	635	733
Final interim dividend	788	682	619

	1,798	1,317	1,352

        These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and, in 2002, to fund the repurchase by Barclays PLC of ordinary share capital at a total cost of £546m (2001: total cost of £101m), and to fund contributions of £46m (2001: £105m) made by Barclays PLC to the QUEST (see page 109) to enable the purchase of new Barclays PLC ordinary shares on the exercise of options under the SAYE Share Option Scheme.

        Series D1 and Series D2 Preference shares were redeemed on 29th March 2001. Dividends paid in respect of these preference shares were $7m (£5m) in 2001 and $35m (£24m) in 2000.

        In the event of the conversion of the Series E Notes, the annual dividends, expressed as a percentage of the liquidation values, on the Series E1 and E2 Preference Shares would be 9.25%.

(d)    Reconciliation of operating profit to net cash flow from operating activities

	2002	2001	2000
	(£ millions)
Net cash inflow from operating activities of Barclays PLC (see note 50)	7,391	3,799	8,486
Increase in balance due by Barclays Bank PLC to Barclays PLC	56	32	13

Net cash inflow from operating activities of Barclays Bank PLC	7,447	3,831	8,499

(e)    Changes in financing during the year

	Undated loan capital	Dated loan capital	Ordinary shares	Share premium	Minority interests
	(£ millions)
Barclays Bank PLC
At beginning of year (restated)	5,054	4,933	2,286	5,475	134
Exchange rate and other movements	(220)	(27)	—	—	(13)
Net cash inflow from financing	1,844	(47)	7	128	35

At end of year	6,678	4,859	2,293	5,603	156

(f)    Segmental analysis

	2002		2001 restated		2000 restated
	(£m)	(%)	(£m)	(%)	(£m)	(%)
By geographical segments (a)
Attributable profit
UK	2,023	90	1,925	79	2,014	82
Other European Union	284	13	347	14	252	10
United States	(161)	(7)	48	2	41	2
Rest of the World	82	4	129	5	162	6

	2,228	100	2,449	100	2,469	100

Note

(a)
For the basis of the geographical analysis, see Analyses by geographical segments and classes of business on page 103.

(g)    Differences between UK and US accounting principles—Barclays Bank PLC

        The following table summarises the significant adjustments to consolidated attributable profit (net income under US GAAP) and shareholders' funds (shareholders' equity under US GAAP) which would result from the application of US GAAP instead of UK GAAP.

	2002	2001	2000
	(£ millions)
Net income (US GAAP) of Barclays PLC Group (from page 172)	2,476	2,695	2,195
Preference share dividends and other appropriations of Barclays Bank PLC	104	102	57
Share compensation charge in Barclays Bank PLC shown as reserve movement in
Barclays PLC	(2)	(2)	—

Net income (US GAAP) of Barclays Bank PLC Group	2,578	2,795	2,252

	Note	2002	2001
		(£ millions)
Shareholders' funds (UK GAAP) of Barclays Bank PLC Group		15,205	14,485
Goodwill	(a)	298	71
Core deposit intangible	(b)	(140)	(76)
Pension cost	(c)	(848)	(462)
Post-retirement benefits	(c)	(50)	(32)
Leasing—lessor		(166)	(159)
Leasing—lessee		—	10
Deferred tax	(e)	—	32
Share compensation schemes	(f)	—	(191)
Shareholders' interest in the long-term assurance fund	(g)	(549)	(658)
Revaluation of property	(j)	(241)	(313)
Fair value on securities	(i)	515	387
Dividend payable		788	682
Extinguishment of liabilities		(159)	—
Provisions for restructuring of business	(l)	16	38
Internal use software	(n)	81	288
Derivatives	(p)	1,273	628
Loan origination fees		91	60
Fair value amortisation credit	(a)	17	9
Reserve Capital Instruments		1,771	1,872
Tax effect on the above UK/US GAAP reconciling items		(56)	(26)

Shareholders' equity (US GAAP) of Barclays Bank PLC Group		17,846	16,645

The notes refer to those parts of note 63 on pages 173 to 187.

Financial data

Selected financial statistics	2002	2001 restated	2000 restated	1999 restated	1998 restated
	(%)
Attributable profit as a percentage of:
average total assets (note (a))	0.5	0.6	0.8	0.7	0.6
average shareholders' funds	14.7	17.3	24.6	21.2	17.0
Average shareholders' funds as a percentage of
average total assets (note (a))	3.5	3.7	3.3	3.5	3.3

Selected profit and loss account data

	2002	2001 restated	2000 restated	1999 restated	1998 restated
	(£ millions)
Interest receivable	12,044	13,458	11,788	9,320	9,952
Interest payable	5,839	7,492	6,682	4,696	5,644
Profit on redemption/repurchase of loan capital	—	—	2	3	3
Non-interest income	5,122	5,176	4,386	3,769	3,063
Operating expenses	6,626	6,556	5,492	5,144	4,915
Provisions:
—bad and doubtful debts	1,484	1,149	817	621	492
—contingent liabilities and commitments	1	1	(1)	1	76
Loss from joint ventures	(5)	(1)	(1)	(1)	—
(Loss)/income from associated undertakings	(5)	(8)	(7)	(13)	22
Loss on sale or termination of BZW businesses	—	—	—	(30)	(3)
(Loss)/profit on disposal of other Group undertakings	(3)	(4)	214	(108)	4
Write-down of fixed asset investments	—	—	—	—	(4)
Profit before tax	3,203	3,423	3,392	2,478	1,910
Attributable profit	2,228	2,449	2,469	1,799	1,369

Selected balance sheet data

	2002	2001 restated	2000 restated	1999 restated	1998 restated
	(£ millions)
Shareholders' funds	15,205	14,485	13,183	8,493	7,854
Dated and undated loan capital	11,537	9,987	7,720	4,597	3,734
Deposits by banks, customer accounts and debt
securities in issue	304,817	273,073	240,607	191,781	161,049
Loans and advances to banks and customers	260,572	228,382	198,536	156,194	132,722

Total assets	403,066	356,612	316,186	254,830	219,514

Note

(a)
For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

US GAAP financial data

        The following financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from accounting principles generally accepted in the United States (US GAAP). See note 63 for an explanation of these differences.

Selected financial statistics

	2002(b)	2002	2001	2000	1999	1998
	(¢)	(pence)
Barclays PLC Group
Earnings per 25p ordinary share	60.2	37.4	40.5	36.3	28.3	22.7
Dividends per 25p ordinary share	27.9	17.3	15.3	13.1	11.3	9.8
Book value per 25p ordinary share	390	242	246	196	138	129

		(%)
Net income as a percentage of:
average total assets		0.52	0.60	0.62	0.62	0.53
average shareholders' equity		16.57	19.00	22.72	20.82	17.84
Dividends as a percentage of net income		44.67	37.63	35.49	39.88	43.13
Average shareholders' equity as a percentage of average total assets		3.12	3.16	2.75	2.96	3.00

Barclays Bank PLC Group
Net income as a percentage of:
average total assets		0.54	0.62	0.64	0.63	0.54
average shareholders' equity		15.60	17.73	21.37	20.43	17.85
Average shareholders' equity as a percentage of average total assets		3.44	3.52	3.00	3.06	3.05

Selected financial statement data

	2002	2002	2001	2000	1999	1998
	($ millions)	(£ millions)
Net income (note (a)):
Barclays PLC Group	3,986	2,476	2,695	2,195	1,695	1,370
Barclays Bank PLC Group	4,151	2,578	2,795	2,252	1,723	1,395
Shareholders' equity (note (a)):
Barclays PLC Group	25,874	16,015	14,813	13,029	8,262	7,781
Barclays Bank PLC Group	28,732	17,846	16,645	14,513	8,537	8,083
Total assets (note (a)):
Barclays PLC Group	791,260	491,466	413,580	368,980	277,868	228,610
Barclays Bank PLC Group	791,453	491,586	413,586	368,985	277,873	228,653

Notes

(a)
Net income and shareholders' equity have been adjusted to reflect significant differences between UK and US GAAP, as shown on pages 172 and 201 to the accounts. Total assets have been adjusted to reflect such differences together with adjustments set out in footnotes (u) and (x) to note 63.
(b)
The dollar financial information has been translated for convenience at the rate of $1.61 to £1, the noon buying rate for cable transfers in New York City, payable in pounds sterling, at 31st December 2002.

Shareholder information

Dividends on the ordinary shares of Barclays PLC

        Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

        The dividends declared for each of the last five years were:

Pence per 25p ordinary share (a)

	2002	2001	2000	1999	1998
Interim	6.350	5.750	5.000	4.375	3.875
Final	12.000	10.875	9.500	8.125	6.875

	18.350	16.625	14.500	12.500	10.750

US Dollars per 25p ordinary share(a)

	2002	2001	2000	1999	1998
Interim	0.10	0.08	0.07	0.07	0.06
Final	0.19	0.16	0.13	0.12	0.11

	0.29	0.24	0.20	0.19	0.17

(a)
On 25th April 2002, the sub division of each ordinary share of £1 each (issued and unissued) into four ordinary shares of 25p each was approved by the shareholders and dealings in the new shares commenced on 29th April 2002. All numbers in the tables are presented as if the sub division had applied to all periods.

        The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, but including the UK imputed tax credit for dividends paid before 6th April 1999 (see Taxation of US holders (page 209)) are as follows.

US Dollars per American Depositary Shares

	2002	2001	2000	1999	1998
Interim	0.40	0.34	0.29	0.29	0.33
Final	0.76	0.64	0.54	0.51	0.44

	1.16	0.98	0.83	0.80	0.77

        Dividends expressed in dollars are translated at the noon buying rates in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") for the days on which dividends are paid, except for the 2002 final dividend, payable in the UK on 28th April 2003, which is translated at noon buying rate applicable on 3rd March 2003, the latest practical date for inclusion in this report. No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into dollars at these rates.

Trading market for ordinary shares of Barclays PLC

        The nominal capital of Barclays PLC is divided into 9,996,000,000 ordinary shares of 25p each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2002, 6,575,507,329 25p ordinary shares and 875,000 staff shares were outstanding.

        The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1st August 1986 and the New York Stock Exchange (NYSE) with effect from 9th September 1986.

        Trading on the NYSE is in the form of ADSs under the symbol "BCS". Each ADS represents four 25p ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is The Bank of New York. Details of trading activity are published in the stock tables of leading daily newspapers in the United States.

        There were 789 recorded holders (including 112 ADR holders) of ordinary shares with US addresses at 31st December 2002, whose shareholdings represented approximately 1.46% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

        The following table shows the high and low sales prices for the ordinary shares of 25p during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale prices for ADSs as reported on the NYSE composite tape.

        From 29th January 2001, decimal pricing was introduced for trading on the NYSE.

	25p ordinary shares		American Depositary Shares
	High	Low	High	Low
	(pence)		(US$)
2002
By month:
December	465	370	29.75	23.55
November	478	428	30.42	26.90
October	476	388	30.00	23.81
September	464	355	28.40	21.37
August	486	410	30.30	25.11
July	558	417	34.48	25.00
By quarter:
Fourth quarter	478	370	30.42	23.55
Third quarter	558	355	34.48	21.37
Second quarter	624	521	38.00	30.83
First quarter	576	516	34.00	29.67
2001
Fourth quarter	570	461	33.64	27.25
Third quarter	571	379	33.27	22.25
Second quarter	575	520	34.13	29.88
First quarter	582	471	34.13	27.00
2002	624	355	38.00	21.37
2001	582	379	34.12	22.25
2000	528	334	32.19	22.72
1999	502	322	32.18	22.71
1998	487	209	32.21	14.59

        The high and low prices for 25p ordinary shares and American depositary shares in January 2003 were 398p and 329p and US$25.87 and US$21.56 respectively.

Note

        This section incorporates information on the prices at which securities of Barclays PLC and Barclays Bank PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2002 (a)

				Shares held as a percentage of issued ordinary shares
	Shareholders
	Number	Percentage of total holders	Number of shares held
			(millions)
Classification of shareholders
Personal holders	887,865	97.50	844.4	12.84
Banks and nominee companies	20,133	2.20	5,395.9	82.06
Other companies	2,263	0.25	200.9	3.06
Insurance companies	336	0.04	82.9	1.26
Pension funds	38	0.01	51.4	0.78

Totals	910,635	100	6,575.5	100

Shareholding range
1—100	26,795	2.94	1.3	0.02
101—250	374,752	41.15	79.9	1.22
251—500	257,507	28.28	91.1	1.39
501—1,000	117,045	12.85	81.5	1.24
1,001—5,000	99,254	10.90	199.6	3.03
5,001—10,000	17,957	1.97	126.9	1.93
10,001—25,000	11,551	1.27	175.2	2.66
25,001—50,000	2,964	0.33	101.2	1.54
50,001 and over	2,810	0.31	5,718.8	86.97

Totals	910,635	100	6,575.5	100

USA holdings	789	0.09	95.7	1.46

(a)
These figures include Barclays Sharestore members.

Memorandum and Articles of Association

        The Company was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was re-registered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was re-registered as Barclays PLC on 1st January 1985.

        The objects of the Company are set out in full in clause 4 of its memorandum of association which provides, among other things, that the Company's objects are to carry on the business of an investment and holding company in all respects.

Directors

        A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he (or any person connected with him) has a material interest (other than by virtue of his interest in securities of the Company) or if he has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(i)	to indemnify a Director in respect of any obligation incurred for the benefit of the Company (or any other member of the Group);
(ii)	to indemnify a third party in respect of any obligation for which the Director has personally assumed responsibility;
(iii)	to indemnify a Director for any liability which he may incur in the performance of his duties or to obtain insurance against such a liability;
(iv)	involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;
(v)	that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);
(vi)
concerning any other company in which the Director is interested as an officer or creditor or shareholder, but only if he owns less than 1% of either the issued equity share capital or of the voting rights of that company;
(vii)
concerning any superannuation fund or retirement, death or disability benefits scheme or employees share scheme, so long as any such fund or scheme does not give additional advantages to the Directors which are not granted to the employees who are in the fund or scheme; and
(viii)
concerning any other arrangement for the benefit of employees of the Company or any other member of the Group under which the Director benefits in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

        A Director may not vote or be counted in the quorum on any resolution which concerns his own employment with the Company or any other company in which the Company is interested.

        The Directors may exercise all the powers of the Company to borrow money.

        A Director must retire from office at the conclusion of the first annual general meeting after he reaches the age of 70.

        A Director is required to hold an interest in ordinary shares having a nominal value of at least £500. A Director may act before acquiring those shares but must acquire the qualification shares within two months after his or her appointment.

        At each annual general meeting one-third of the Directors for the time being (rounded down if necessary) are required to retire from office.

Classes of share

        The Company has two classes of shares, ordinary shares and staff shares, to which the provisions set out below apply.

(a)    Dividends

        Under English law, dividends are payable on the Company's ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Directors. The Directors may pay interim or final dividends if it appears they are justified by the Company's financial position.

        The profits which are resolved to be distributed in respect of any financial period are applied first in payment of a fixed dividend of 20% per annum on the staff shares and then in payment of dividends on the ordinary shares.

        If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

        The Directors may, with the approval of an ordinary resolution of the Company, offer shareholders the right to chose to receive an allotment of new ordinary shares credited as fully paid instead of cash in respect of all or part of any dividend.

(b)    Voting

        Every member who is present in person or represented at any general meeting of the Company and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present or represented has one vote for every share held.

        If any sum remains unpaid in relation to a member's shareholding, that member is not entitled to vote that share unless the board otherwise determines.

        If any member, or any other person appearing to be interested in any shares in the Company, is served with a notice under Section 212 of the Companies Act 1985 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of the Company.

(c)    Liquidation

        In the event of any return of capital on liquidation the ordinary shares and the staff shares rank equally in proportion to the amounts paid up or credited as paid up on the shares of each class, except that in the event of a winding up of the Company the holders of the staff shares are only entitled to participate in the surplus assets available for distribution up to the amount paid up on the staff shares plus 10%.

(d)    Redemption provisions

        Subject to the Companies Act 1985, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Company has no redeemable shares in issue.

(e)    Calls on capital

        The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred.

(f)    Variation of rights

        The rights attached to any class of shares may be varied with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

Annual and extraordinary general meetings

        The Company is required to hold a general meeting each year as its annual general meeting in addition to other meetings (called extraordinary general meetings) as the Directors think fit. The type of the meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one annual general meeting and the next.

        In the case of an annual general meeting or a meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days' notice is required. In other cases 14 clear days' notice is required. The notice must specify the place, the date and the hour of the meeting, and the general nature of the business to be transacted.

        Subject as noted in (b) above, all shareholders are entitled to attend and vote at general meetings. The articles of association do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case some shareholders may be excluded from the specified place.

Limitations on foreign shareholders

        There are no limitations imposed by English law or the Company's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares other than the limitations that would generally apply to all of the Company's shareholders.

Taxation

        The following is a summary of the principal tax consequences for holders of ordinary shares of Barclays PLC, preference shares of the Bank, ADSs representing such ordinary shares or preference shares, who are citizens or residents of the UK or United States, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law. Unless otherwise noted, the statements of tax laws set out below are based on the laws in force as at 12th February 2003 and are subject to any subsequent changes in UK or US law. In particular any announcements made in the Chancellor's UK Budget on the 9th April 2003 or in any double tax convention between the US and the UK.

        As discussed below, a new double tax convention between the US and the UK has been signed, but is not yet in force. In addition, this section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        For the purposes of the current US-UK double tax conventions relating to income tax (the Income Tax Convention) and estate and gift tax (the Estate Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code), the holders of ADSs are treated as owners of the underlying ordinary shares or preference shares, as the case may be.

Taxation of UK holders

Taxation of dividends

        In accordance with UK law, Barclays PLC and the Bank pay dividends on ordinary shares and preference shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

        If the shareholder is a UK resident individual liable to income tax only at the basic rate or the lower rate, then there will be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher rate (currently 40%), there will be a further liability to tax. Higher rate taxpayers are taxable on dividend income at a special rate of (currently 32.5%) against which can be offset a tax credit of one-ninth of the dividend paid. Tax credits are no longer repayable to shareholders with no tax liability.

Taxation of shares under the Dividend Reinvestment Plan

        Where a shareholder elects to purchase shares using their cash dividend, the individual will be liable for income tax on dividends reinvested in the Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their annual tax return in the normal way. The tax consequences for a UK individual are the same as described in "Taxation of dividends" above.

Taxation of capital gains

        Where shares are disposed of by open market sale, a capital gain may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs, indexation relief (up to 5th April 1998) and taper relief (generally on shares held at 16th March 1998 and subsequent acquisitions). To arrive at the total base cost of any Barclays PLC shares held, the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date.

        The calculations required to compute chargeable capital gains, particularly taper and indexation reliefs, may be complex. Capital gains may also arise from the gifting of shares to connected parties such as relatives (although not spouses) and family trusts. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of Barclays PLC shares is required.

Stamp duty

        On the purchase of shares, stamp duty or stamp duty reserve tax at the rate of 0.5% is normally payable on the purchase price of the shares.

Inheritance tax

        An individual may be liable to inheritance tax on the transfer of ordinary shares or preference shares. Where an individual is liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders

Taxation of dividends

        Under the Income Tax Convention, a beneficial owner of ordinary shares or preference shares who is a resident of the United States and not a resident of the UK, whose holding is not effectively connected with a permanent establishment or fixed base in the UK and who is not subject to special rules (such as those that apply to US tax-exempt entities and certain investment or holding companies, 25% of the capital of which is held directly or indirectly by persons that are not individual residents or nationals of the United States (a US holder)) has generally been entitled to receive a refund from the UK Inland Revenue, in addition to any dividend paid by Barclays PLC or the Bank, of an amount equal to the tax credit available to UK resident individuals, less a withholding tax equal to 15% of the aggregate of the tax credit and the dividend.

        For dividends paid on or after 6th April 1999, the tax credit has been reduced to one-ninth of the dividend paid, although the withholding rate remains at 15% (but not to exceed the amount of the tax credit). Thus, US holders generally are no longer entitled to a refund of the tax credit as of that date or are entitled only to a residual refund equal to less than 1% of the amount of the dividend. In respect of dividends paid after 6th April 1999 any US holder entitled to such refund must, in order to obtain it, file a claim for payment in the manner, and at the time, specified by the procedures established by the UK Inland Revenue. Dividends received by a US holder will be foreign source income for US federal income tax purposes in the amount equal to the US dollar value of the payment (generally including the related tax credit amount if IRS Form 8833 is appropriately filed) as determined by the spot pound sterling/US dollar exchange rate, on the date of such payment. Dividends generally will not be eligible for the "dividends received" deduction allowed to US corporations under the Code. Subject to certain limitations, UK tax withheld from payments will be available as a credit against US tax (assuming such US holder claims the benefits of the Income Tax Convention with respect to such dividends).

        As of March 13, 2003, the new income tax treaty between the United States of America and the United Kingdom (the New Treaty) was ratified by the US Senate and will replace the existing Income Tax Convention following the exchange of instruments of ratification of both countries. The New Treaty will make a number of important changes. In particular, under the New Treaty, US holders will not be entitled to the UK tax credit available to UK resident individuals and accordingly there will be no imposition of UK withholding tax and no associated United States foreign tax credit. The New Treaty will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the instruments of ratification of the New Treaty have been exchanged. Other provisions of the New Treaty will take effect on January 1, 2004. The rules of the Existing Treaty will remain in effect until the effective dates described above. However, a US holder will be entitled to elect to have the Existing Treaty apply in its entirety for a period of 12 months after the effective dates of the New Treaty.

Taxation of capital gains

        Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs (assuming such shares are held as capital assets). Capital gain or loss on a sale or disposition of ordinary shares, preference shares or ADSs equals the difference between the amount realised and the U.S. holder's tax basis, determined in U.S. dollars, in the shares or ADSs. Capital gain of a non corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

        Taxation of premium on redemption or purchase of shares. No refund of tax will be available under the Income Tax Convention in respect of any premium paid on a redemption of preference shares by the Bank or on a purchase by Barclays PLC of its own shares.

        For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

Stamp duty

        No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK.

Estate and gift tax

        Under the Estate Tax Convention, a US holder generally is not subject to UK inheritance tax.

Exchange controls and other limitations affecting security holders

        Other than certain emergency restrictions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of either Barclays PLC or the Bank, or under current UK laws, which limit the right of non-resident or foreign owners, to hold Barclays securities or, when entitled to vote, to do so.

Sub-division of ordinary shares

        Following approval by shareholders at the 2002 AGM, each issued and unissued ordinary share of £1 each of Barclays PLC was divided into four ordinary shares of 25p each. Applications were made for the listing of, and admission to trade in, the new ordinary shares of 25p each on the London Stock Exchange, The New York Stock Exchange and the Tokyo Stock Exchange. Dealings in the new ordinary shares of 25p each commenced on 29th April 2002.

Documents on display

        It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission's public reference room located at 450 5th Street, NW, Washington, DC20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.

Shareholder enquiries

        Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to:

Head of Investor Relations
Barclays PLC
54 Lombard Street
London EC3P 3AH

or, in the United States of America,

The Corporate Communications Department
Barclays Bank PLC
222 Broadway
New York, NY 10038, USA

Registered and Head Office:
54 Lombard Street
London EC3P 3AH
Tel: 020 7699 5000

Registrar:
The Registrar to Barclays PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Tel: 0870 702 0196
E-mail: web.queries@computershare.co.uk

ADR Depositary:
The Bank of New York
PO Box 11258
Church Street Station
New York
NY 10286-1258
Tel: 1-888-BNY-ADRS (toll-free for US domestic callers) or 610 312 5315
E-mail: shareowner-svcs@bankofny.com

Group senior management and principal offices

Barclays Bank PLC
54 Lombard Street
London EC3P 3AH
Tel: 020 7699 5000

 Sir Peter Middleton GCB Chairman
 Matthew Barrett Group Chief Executive
Group Executive Committee

Matthew Barrett Group Chief Executive
 Roger Davis Chief Executive, Business Banking
 Bob Diamond Chief Executive, Barclays Capital
 Gary Dibb Group Chief Administrative Officer
 Gary Hoffman Chief Executive, Barclaycard
 Bob Hunter Chief Executive, Barclays
Private Clients (until 31st March 2003)
 Naguib Kheraj Chief Executive, Barclays
Private Clients (from 31st March 2003)
 Chris Lendrum Group Executive Director
 Robert Nimmo
Group Risk Director
 David Roberts Chief Executive, Personal Financial Services
 John Varley Group Finance Director
 David Weymouth Chief Information Officer
Group Central Functions
54 Lombard Street
London EC3P 3AH
Tel: 020 7699 5000

 Jon Anderson Chief Accountant
 Graham Brammer Group Property Services Director
 Allan Barr Director, Solutions
 Rachel Belsham Initiative Leader,
Core UK Near Term Priority
 Toby Broome Commercial Services Director
 Andrew Bruce Group Credit Risk Director
 Leigh Bruce Communications Director
 Matthew Cooper Director Group Money Laundering Prevention
 John Cotton Director, Canary Wharf Programme
Mike Davis Director of Public Policy

Lawrence Dickinson Group Secretary
 Gary Dibb Group Chief Administrative Officer
 Robert East Programme Director, Productivity and Cost Programme
 Allan Fielder HR Business Partner for Group Central Functions
 Peter Gallant Group Treasurer
 John Gilbert Finance and Business Risk Director
 Simon Gulliford Group Marketing Director
 Brian Harte Group Compliance Director
 Paul Hartwell Chief Operating Officer, Group Risk
 Peter Herbert Group Director, Strategy and Planning
Kathy Lisson Director of Operational Transformation
 Ian Menzies-Conacher Group Taxation Director
 Geoffrey Mitchell Director, Finance Projects
 Robert Nimmo Group Risk Director
 David Postings Managing Director, Enable
 Valerie Scoular Group Human Resources Director
 David Storey Director, Group Internal Audit
 Howard Trust Group General Counsel
 Cathy Turner Head of Investor Relations
 Colin Walklin Director, Group Finance
 David Weymouth Chief Information Officer
Personal Financial Services
54 Lombard Street
London EC3P 3AH
Tel: 020 7699 5000

 David Roberts Chief Executive Officer
 Philip Barr Director Human Resources
 John Crane Director Production
 Robin Dickie Chief Operating Officer
 Andrew Gillespie Marketing Director
 John Little Director Risk
 Frederic Nze* Director Consumer Finance
 Lynne Peacock* Chief Executive Woolwich & Regulated Products
 Tony Prestedge* Director Mortgages
 Eamon Slevin* Director General Insurance
Chris Willford Director Finance & Planning

Barclays Private Clients
Murray House
1 Royal Mint Court
London EC3N 4HH
Tel: 020 7977 7000

 Bob Hunter Chief Executive
 Bob Bashford Risk Director
 Bob Dench* Managing Director, Investment Management
 Alex Dyce Country Manager, Portugal
 John Eaton* Managing Director, International Banking
 Jacobo Gonzalez-Robatto* Managing Director, Iberia and Country Manager, Spain
 Michael Murray Chief Operating Officer
 Mike Pedersen* Managing Director, Private Banking
Michael Pinder* Managing Director, Premier Banking
 Gordon Rankin Market Development Director
 Pascal Roché* Country Manager, France
 Mark Wells Human Resources Director
Barclaycard
1234 Pavilion Drive
Northampton NN4 7SG
Tel: 01604 234 234

 Gary Hoffman Chief Executive Officer
 Peter Crook* Managing Director Barclaycard UK
 Mark Evans* Managing Director Barclaycard Corporate
 Barry Fergus* Managing Director Barclaycard International
 John Sands Director Human Resources
 Richard Sommers Finance Director
Business Banking
54 Lombard Street
London EC3P 3AH
Tel: 020 7699 5000

 Roger Davis Chief Executive
 Wai Au Chief Operating Officer
 John Callender* Managing Director, Asset and Sales Financing
 Alastair Camp* Managing Director, Medium Business and Agriculture
 Peter Harvey* Managing Director, Larger Business
 Mike Rogers* Managing Director, Small Business
 Andy Simmonds Business Risk Director
Mark Wells Human Resources Director
* Strategic Business Unit Head

Barclays Africa
Murray House
1 Royal Mint Court
London EC3N 4HH
Tel: 020 7977 3000

 Dominic Bruynseels* Managing Director
Barclays Capital
5 The North Colonnade,
Canary Wharf
London E14 4BB
Tel: 020 7623 2323

 Robert E Diamond Jr. Chief Executive
 Hans-Joerg Rudloff Chairman of the Executive Committee
 Jerry del Missier* Global Head of Markets, Collateralised Finance & Prime Brokerage and Private Equity Paul Idzik Chief Operating Officer
 Roger Jenkins* Global Head of Structured Capital Markets
Thomas L Kalaris* Global Head of Distribution and Research and Chief Executive, Americas
 Grant Kvalheim* Global Head of Investment Banking and Credit Products
 Robert Morrice Chairman and Chief Executive, Asia Pacific
Barclays Global Investors
45 Fremont Street
San Francisco
CA 94105
USA
Tel:(00 1) 415 597 2000

 Robert E. Diamond, Jr. Chairman of the Board
 Naguib Kheraj Deputy Chairman of the Board
 Blake Grossman Global co-Chief Executive
 Andrew Skirton Global co-Chief Executive
 Richard Ricci Chief Operating Officer
Lindsay Tomlinson Chief Executive, Europe

Barclays Bank of Botswana Limited,
Botswana
PO Box 478, Gaborone
Botswana
Tel: (00 267) 395 341

 Duncan Mlazie Managing Director
Cairo Barclays Bank SAE, Egypt
PO Box 110
Maglis EL Shaab
Cairo
Egypt
Tel: (00 20) 2 366 2600

 Colin McCormack Managing Director
Barclays Bank PLC and Barclays Capital, Australia
Suite 1
Level 24
400 George Street
Sydney, NSW 2000
Australia
Tel: (00612) 9220 6000

 Nicholas Johnson Chief Executive Officer
Barclays Bank PLC and Barclays Capital, France
183 Avenue Daumesnil
75012 Paris
France
Tel: (00 33) 1 55 78 78 78

 Pascal Roché Managing Director
Barclays Bank PLC and Barclays Capital, Germany
Bockenheimer Landstrasse 38-40
D-60323, Frankfurt am Main
Germany
Tel: (00 49) 69 71 61 00

 Dr Rainer Stephan Managing Director
Barclays Bank of Ghana Limited, Ghana
PO Box 2949
Accra
Ghana
Tel: (00 233) 21 664 901/665 382

Kobina Quansah Managing Director

Barclays Bank PLC, Gibraltar
PO Box 187, Regal House,
Queensway
Gibraltar
Tel: (00 350) 78565

 Ian Currie Gibraltar Director
Barclays Bank PLC, Hong Kong and Barclays Capital Asia
42nd Floor, Citibank Tower
3 Garden Road
Hong Kong
Tel: (00 852) 2903 2000

 Robert Morrice Chairman and Chief Executive, Asia Pacific
Barclays Bank PLC and Barclays Capital, India
21/23 Maker Chambers VI, 2nd Floor
Nariman Point
Mumbai 400 021
India
Tel: (00 91) 22 284 2888

 Mani Subramanian Chief Executive Officer
Barclays Bank PLC, Ireland
47/48 St. Stephen's Green
Dublin 2
Republic of Ireland
Tel: (00 353) 1 6611777

 Bill Handley Managing Director
Barclays Bank PLC and Barclays Capital, Italy
Via della Moscova 18
20121 Milan
Italy
Tel: (00 39) 02 63 721

 Hugh Malim Country Manager
Barclays Bank PLC and Barclays Capital, Japan
15F Urbannet Otemachi Building
2-2-2 Otemachi
Chiyoda-Ku
Tokyo 100-0004
Japan
Tel: (00 81) 3 3276 1100

Jeffrey Deck Chief Executive Officer
* Strategic Business Unit Head

Barclays Bank of Kenya Limited, Kenya
PO Box 30120
Nairobi
Kenya
Tel: (00 254) 2 332 230

 Adan Mohamed Managing Director
Barclays Bank PLC and Barclays Capital, Latin American Regional Office
1111 Brickell Avenue
Miami
Florida 33131
USA
Tel: (00 1) 305 533 3333

 Enrique Arias Deputy Chief Executive Officer
Barclays Bank PLC, Mauritius
PO Box 284
Port Louis
Mauritius
Tel: (00 230) 2071800

 Jacques De Navacelle Managing Director
Barclays Bank PLC, Portugal
Avenida da Republica
50-3rd Floor
1050-196 Lisbon
Portugal
Tel: (00 351) 21 7911100

 Alex Dyce Country Manager
Barclays Bank (Seychelles) Limited, Seychelles
PO Box 167
Mahe
Seychelles
Tel: (00 248) 383838

 Paul Freer Managing Director
Barclays Bank PLC and Barclays Capital, Singapore
23 Church Street
13-08 Capital Square
Singapore 049 481
Tel: (00 65) 395 3000

 Quek Suan Kiat Branch Manager
Barclays Bank PLC and Barclays Capital, South Africa
8 Rivonia Road
Illovo 2196
Johannesburg
South Africa
Tel: (00 27) 11 772 7000

 Isaac Takawira Country Managing Director

* Strategic Business Unit Head

Barclays Bank PLC and Barclays Capital Securities Limited, Korea
23rd Floor, Seoul Finance Center
84 Tapeyungro 1-ga
Chung-gu
Seoul 100-768
Korea
Tel: (00 822) 2126 2600

 Jin Sool Joo Managing Director
Barclays Bank SA and Barclays Bank PLC, Spain
Plaza de Colon 1
28046 Madrid
Spain
Tel: (00 34) 91 336 1975

 Jacobo Gonzalez-Robatto Managing Director
 Pedro Santaella Managing Director, Barclays Capital
Barclays Bank (Suisse) S.A.
PO Box 3941
CH-1211 Geneva 3
Switzerland
Tel: (00 41) 22 81 95 11

 Michael Morley Chief Executive Officer
Barclays Bank Tanzania Limited, Tanzania
PO Box 5137, TDFL Building
Ohio Street, Dar es Salaam
Tanzania
Tel: (00 255) 22 2129381

 Mark Petchell Managing Director
Barclays Bank PLC and Barclays Capital, USA
200 Park Avenue
New York
NY 10166
USA
Tel: (00 1) 212 412 4000

 Thomas L Kalaris Chief Executive
Barclays Global Investors, N.A.
45 Fremont Street
San Francisco
CA 94105
USA
Tel: (00 1) 415 597 2000

 Blake Grossman Co-Chief Executive
Andrew Skirton Co-Chief Executive

Barclays Bank of Uganda Limited, Uganda
PO Box 2971
Kampala
Uganda
Tel: (00 256) 78218110

 Frank Griffiths Managing Director
Barclays Bank of Zambia Limited, Zambia
Kafue House
Cairo Road
Lusaka
Zambia
Tel: (00 260) 1 228 244

 Margaret Mwanakatwe Managing Director
Barclays Bank of Zimbabwe Limited, Zimbabwe
PO Box 1279
Jason Mayo Avenue
Harare
Zimbabwe
Tel: (00 263) 4 758 280

 Alec Jongwe Managing Director
Woolwich plc
Watling Street
Bexleyheath
Kent DA6 7RR
Tel: 020 8298 5000

Lynne Peacock* Chief Executive

CERTIFICATION

I, Matthew William Barrett, certify that:

1.
I have reviewed this annual report on Form 20-F of Barclays PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-4) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: 24th March 2003
	By:	/s/ MATTHEW WILLIAM BARRETT Matthew William Barrett Group Chief Executive

CERTIFICATION

I, Matthew William Barrett, certify that:

1.
I have reviewed this annual report on Form 20-F of Barclays Bank PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-4) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: 24th March 2003
	By:	/s/ MATTHEW WILLIAM BARRETT Matthew William Barrett Group Chief Executive

CERTIFICATION

I, John Silvester Varley, certify that:

1.
I have reviewed this annual report on Form 20-F of Barclays PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-4) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: 24th March 2003
	By:	/s/ JOHN SILVESTER VARLEY John Silvester Varley Group Finance Director

CERTIFICATION

I, John Silvester Varley, certify that:

1.
I have reviewed this annual report on Form 20-F of Barclays Bank PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-4) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: 24th March 2003
	By:	/s/ JOHN SILVESTER VARLEY John Silvester Varley Group Finance Director

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 24th March 2003	BARCLAYS PLC (Registrant)
	By:	/s/ JOHN SILVESTER VARLEY John Silvester Varley Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 24th March 2003	BARCLAYS BANK PLC (Registrant)
	By:	/s/ JOHN SILVESTER VARLEY John Silvester Varley Group Finance Director

ITEM 19: EXHIBIT INDEX

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC
1.2	Memorandum and Articles of Association of Barclays Bank PLC*
4.1	Rules of the Barclays Group SAYE Share Option Scheme*
4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme*
4.3	Rules of the Barclays Group Performance Share Plan*
4.4	Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme*
4.5	Rules of the Incentive Share Option Plan*
4.6	Trust Deed of the Barclays Group Share Incentive Plan*
4.7	Service Contract—Sir Peter Middleton*
4.8	Service Contract—Matthew Barrett*
4.9	Service Contract—John Stewart*
4.10	Service Contract—Chris Lendrum*
4.11	Service Contract—John Varley*
7.1	Ratios of earnings under UK GAAP to fixed charges
7.2	Ratios of earnings under US GAAP to fixed charges
7.3	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends
7.4	Ratios of earnings under UK GAAP to combined fixed charges, preference share dividends and payments to reserve capital holders
10	Section 906 Certifications**
10.1	Consent of PricewaterhouseCoopers

*
These documents are incorporated by reference to documents previously filed with the SEC.

**
Furnished, not filed.

2

QuickLinks

SECTION 1—IMPACT
DIRECTORS AND OFFICERS
DIRECTORS' REPORT
CORPORATE GOVERNANCE
BARCLAYS REPORT ON REMUNERATION
PRESENTATION OF INFORMATION
RISK MANAGEMENT
SECTION 2—RESULTS
FINANCIAL DATA BARCLAYS PLC
BUSINESS DESCRIPTION
FINANCIAL REVIEW
OTHER INFORMATION
AUDITORS' REPORT
CONSOLIDATED ACCOUNTS BARCLAYS PLC
SEC FORM 20-F CROSS REFERENCE AND OTHER INFORMATION
BARCLAYS BANK PLC DATA
Group senior management and principal offices
CERTIFICATION
SIGNATURES
  ITEM 19: EXHIBIT INDEX
EXHIBIT INDEX