Form 20-F
period 2003-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2004-03-26
CIK 312069, 312070

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2003
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to ____________________.

Commission file numbers:	Barclays PLC 0-13790 Barclays Bank PLC2-71497-01

	BARCLAYS PLC	BARCLAYS BANK PLC
(	Exact names of registrants as specified in their charters		)

ENGLAND
(Jurisdictions of incorporation)

54 LOMBARD STREET, LONDON, EC3P 4AH, ENGLAND
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange* New York Stock Exchange

Barclays Bank PLC	Convertible Capital Notes American Depositary Note Receipts, representing interests in Convertible Capital Notes	New York Stock Exchange** New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

**	Not for trading, but only in connection with the registration of American Depositary Note Receipts, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	6,562,731,310
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,301,860,515

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes	x	No

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17		Item 18	x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes		No

This document comprises the Annual report on Form 20-F for the year ended December 31, 2003 of Barclays PLC and Barclays Bank PLC (the “2003 Form 20-F”). Reference is made to the Form 20-F cross reference table on page 192 hereof (the “Form 20-F Cross Reference Table”). Only (i) the information in this document that is referenced in the Form 20-F Cross Reference Table, and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File No. 333-85646, 333-12384 and 333-8054) and the Registration Statements on Form S-8 (File No. 333-12818, 333-112797 and 333-112796), which were filed by Barclays Bank PLC, and any other documents, including any documents filed by Barclays PLC or Barclays Bank PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2003 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross Reference Table, or such Exhibits themselves, shall not be deemed to be so incorporated by reference.

This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended and section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the SEC. In addition, the Group’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in the Financial Review and Business Description with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management, and competition are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from those set out in the Group’s forward-looking statements. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures Barclays may make in documents it files with the SEC.

Section 1
Impact

2	Directors and Officers of Barclays PLC and Barclays Bank PLC

5	Directors’ Report

7	Corporate Governance Report

11	Barclays Report on Remuneration

23	Accountability and Audit

24	Presentation of Information

Risk Management
25	Risk Management and Control – Overview
29	Credit Risk Management
31	Analysis of Loans and Advances
37	Loans and Advances in Non-local Currencies and to Countries Receiving IMF Support
39	Potential Credit Risk Lendings
41	Provisions for Bad and Doubtful Debts
48	Market Risk Management
51	Disclosures about Certain Trading Activities including Non-Exchange Traded Contracts
53	Derivatives
54	Treasury Asset and Liability Management
58	Management of Other Risks

Barclays PLC Annual Report 2003       1

Directors and Officers

Directors and Officers of Barclays PLC
and Barclays Bank PLC

1 Sir Peter Middleton, GCB, Chairman
Sir Peter Middleton GCB (age 69) was appointed as Chairman at the 1999 Annual General Meeting. Sir Peter joined the Board in 1991 as Deputy Chairman and Chairman of BZW. This followed a long career in HM Treasury where he was Permanent Secretary from 1983 to 1991. He became Chairman of Barclays Capital following the reorganisation of BZW in 1997. In 1998, he relinquished his executive responsibilities as Deputy Chairman and Chairman of Barclays Capital but remained a non-executive Director. He is Deputy Chairman of United Utilities PLC, Chancellor of Sheffield University and Chairman of the Board Nominations and Board Risk Committees.

2 Thomas David Guy Arculus(a)
Thomas David Guy Arculus (age 57) joined the Board in 1997. He is Chairman of Severn Trent plc, Earls Court and Olympia Group Limited and the UK Government’s Better Regulation Task Force. He is also a non-executive Director of mmO2 plc and a delegate of Oxford University Press. His previous positions include Chairman of IPC Group Limited and Group Managing Director of EMAP plc. He is a member of the Board Remuneration and Board Nominations Committees.

3 Sir Richard Broadbent(a)
Sir Richard Broadbent (age 50) joined the Board on 1st September 2003. He had previously been the Executive Chairman of HM Customs and Excise from 2000 to 2003. He was formerly a member of the Group Executive Committee of Schroders plc and a non-executive Director of the Securities Institute.

4 Hilary Mary Cropper, CBE(a)
Hilary Mary Cropper CBE (age 63) joined the Board in 1998. She is Honorary President of Xansa PLC, where she was, until recently, the Chairman. Xansa is a leading supplier of business enabling technology services. Mrs Cropper is also an external adviser to the Home Civil Service Senior Appointments Selection Committee and a member of the Government’s National Employment Panel. She is a member of the Board Risk Committee.

5 Professor Dame Sandra June Noble Dawson(a)
Professor Dame Sandra June Noble Dawson (age 57) joined the Board in March 2003. She is currently KPMG Professor of Management Studies at the University of Cambridge, and has been Director of the Judge Institute at Cambridge since 1995, and Master of Sidney Sussex College, Cambridge since 1999. Professor Dawson has held a range of non-executive posts in organisations including Rand Europe (UK), the Society for the Advancement of Management Studies, JP Morgan Fleming Claverhouse Investment Trust, and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Board. She is a member of the Board Audit Committee.

6 Sir Brian Garton Jenkins, GBE(a), Deputy Chairman
Sir Brian Garton Jenkins GBE (age 68) joined the Board in 2000 as a Deputy Chairman on completion of the acquisition of Woolwich plc. He joined the Woolwich Board as a non-executive Director in 1994 and was appointed Deputy Chairman in 1995. He became Chairman later that year and oversaw the conversion of The Woolwich Building Society to a public limited company in 1997. Sir Brian is a former senior partner of Coopers & Lybrand Chartered Accountants, has served as Lord Mayor of London, President of the Institute of Chartered Accountants in England & Wales and as President of the British Computer Society. He is President of the Charities Aid Foundation and a member of the Board Audit, Board Remuneration, Board Nominations and Board Risk Committees.

7 Sir Nigel Rudd, DL(a)
Sir Nigel Rudd DL (age 57) joined the Board in 1996. Sir Nigel is non-executive Chairman of Pilkington PLC, Pendragon PLC and Boots PLC. He recently retired as Chairman of Kidde PLC. He is Chairman of the Board Remuneration Committee and a member of the Board Nominations Committee.

8 Stephen George Russell(a)
Stephen George Russell (age 58) joined the Board in 2000 on completion of the acquisition of Woolwich plc. He joined Woolwich plc’s Board as a non-executive Director in 1998. He was previously Chief Executive of Boots PLC from 2000 until 2003. He is Chairman of the Board Audit Committee and a member of the Board Risk Committee.

9 Dr Jürgen Zech(a)
Dr Jürgen Zech (age 64) joined the Board as a non-executive Director in July 2002. Dr Zech retired as Chief Executive of Gerling-Konzern, the general insurance arm of Gerling at the end of 2001. He is a non-executive Director of Misys PLC and Partner, Re Limited. He is a member of the Board Audit Committee.

10 Matthew William Barrett(b)(c), Group Chief Executive
Matthew William Barrett (age 59) was appointed as Group Chief Executive and joined the Board in 1999 and will succeed Sir Peter Middleton as Chairman on 1st January 2005. He joined Barclays from Bank of Montreal where he was Chairman and Chief Executive Officer. He joined the Bank of Montreal in 1962 and during his career held a variety of senior management positions in different areas within the Bank, including Retail Banking, International Banking and Treasury. He was appointed Chief Operating Officer in 1987, Chief Executive Officer in 1989 and elected Chairman of the Board in 1990. In 1994, he became an Officer of the Order of Canada, the country’s highest civilian honour, and in 1995, he was awarded the title of Canada’s Outstanding CEO of the Year. He is a non-executive Director of the Molson Companies Limited and the Federal Reserve Bank of New York.

11 John Silvester Varley(b)(c), Group Deputy Chief Executive
John Silvester Varley (age 47) was appointed as Group Deputy Chief Executive on 1st January 2004 and will succeed Matthew Barrett as Group Chief Executive on 1st January 2005. He had previously held the position of Group Finance Director since 2000. He joined the Group Executive Committee in September 1996 and was appointed to the Board in 1998. Mr Varley was previously Chief Executive of Retail Financial Services from 1998 to 2000 and was Chairman of the Asset Management Division from 1995.

12 Roger William John Davis(b)(c), Chief Executive, UK Banking
Roger William John Davis (age 47) was appointed as Chief Executive of UK Banking on 1st January 2004 and joined the Board on the same date. Mr Davis’ previous roles for the Group include: Chief Executive of Business Banking; Chairman and Chief Executive of Barclays Capital, Asia Pacific and was a member of the Barclays Capital Executive Committee. He joined the Group Executive Committee in February 2003. Before joining Barclays, he spent 12 years in the British Army and began his City career at Robert Fleming & Co where he was a member of the Board of Jardine Fleming Holdings and Managing Director of Jardine Fleming India.

13 Robert Edward Diamond Jr(c), Chief Executive, Wholesale and Institutional
Robert Edward Diamond Jr (age 52) was appointed to the role on 1st January 2004 and is also Chief Executive, Barclays Capital and Chairman, Barclays Global Investors. He joined Barclays in July 1996 from CSFB where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange. He was appointed to the Group Executive Committee in September 1997.

14 Gary Stewart Dibb(c), Group Chief Administrative Officer
Gary Stewart Dibb (age 53) joined Barclays from Bank of Montreal in 2000. He is responsible for Human Resources, Communications, Marketing, Strategy and Planning, Public Policy and Group Property Services as well as the implementation of Value Based Management. He joined the Group Executive Committee in February 2000.

15 Gary Andrew Hoffman(b)(c), Chief Executive, Barclaycard
Gary Andrew Hoffman (age 43) was appointed as Chief Executive of Barclaycard in September 2001 and joined the Board on 1st January 2004. Gary joined the Group in 1983 and has held a variety of management positions, as well as sitting on the Executive Committee of Retail Financial Services and being a member of the Group Operating Committee. He joined the Group Executive Committee in 2001.

Barclays PLC Annual Report 2003      3

Directors and Officers

16 Naguib Kheraj(b)(c), Group Finance Director
Naguib Kheraj (age 39) was appointed as Group Finance Director and joined the Board on 1st January 2004. Mr Kheraj had previously held the positions of Chief Executive of Barclays Private Clients, Deputy Chairman of Barclays Global Investors, Global Head of Investment Banking and Global Chief Operating Officer at Barclays Capital. He joined the Group Executive Committee in March 2003. Before joining Barclays, Mr Kheraj held the post of Chief Financial Officer for Europe at Salomon Brothers.

17 Christopher John Lendrum(b)(c), Vice-Chairman
Christopher John Lendrum (age 57) was appointed Vice-Chairman of Barclays Bank PLC on 1st January 2004 after 35 years with the Barclays Group. He was appointed to the Board in 1998 and was appointed to the Group Executive Committee in 1996. His range of responsibilities includes overseeing Barclays strategy and policy in the area of corporate social responsibility and accountability for governance and control throughout Africa and the Asia Pacific Region. He is Chairman of Barclays Africa and a Director and Trustee of the Bank’s Pension Fund. Mr Lendrum has previously occupied a succession of roles including Chief Executive, Corporate Banking and Executive Vice-President, Barclays Bank of New York.

18 Robert William James Nimmo(c), Group Risk Director
Robert William James Nimmo (age 56) joined Barclays in January 2002. He began his career at Citibank in 1969 and most recently he served as Chief Risk Officer at First Union Corporation. He joined the Group Executive Committee in January 2002.

19 David Lawton Roberts(b)(c), Chief Executive, Private Clients & International
David Lawton Roberts (age 41) was appointed as Chief Executive of Private Clients & International on 1st January 2004 and joined the Board on the same date. Mr Roberts joined the Group in 1983 and has held various management positions, including Chief Executive of Personal Financial Services and Chief Executive of Business Banking. He joined the Group Executive Committee in 2001.

20 David Avery Weymouth(c), Chief Information Officer
David Avery Weymouth (age 48) joined Barclays in 1977 and was appointed Chief Information Officer in February 2000. He joined the Group Executive Committee in February 2000. He had previously held other management positions including Managing Director, Service Provision for Retail and Corporate Banking and Chief Operating Officer, Corporate Banking.

Current Group Executive Committee members		Appointed to Group
		Executive Committee
Matthew Barrett	Group Chief Executive	1999
Roger Davis	Chief Executive, UK Banking	2003
Bob Diamond	Chief Executive,
	Wholesale & International	1997
Gary Dibb	Chief Administrative Officer	2000
Gary Hoffman	Chief Executive, Barclaycard	2001
Naguib Kheraj	Group Finance Director	2003
Chris Lendrum	Vice-Chairman	1996
Robert Nimmo	Group Risk Director	2002
David Roberts	Chief Executive,
	Private Clients and International	2001
John Varley	Group Deputy Chief Executive	1996
David Weymouth	Chief Information Officer	2000

Other officers		Appointed to position
Lawrence Dickinson	Group Secretary	2002
Patrick Gonsalves	Joint Secretary,
	Barclays Bank PLC	2002
Mark Harding	Group General Counsel	2003
Colin Walklin	Director of Group Finance	2002

Directors’ Report

Directors’ Report

Profit Attributable
The profit attributable to shareholders for the year amounted to £2,744m, compared with £2,230m in 2002.

Dividends
The final dividends for the year ended 31st December 2003 of 13.45p per ordinary share of 25p each and 10p per staff share of £1 each have been approved by the Directors. The final dividends will be paid on 30th April 2004 in respect of the ordinary shares registered at the close of business on 27th February 2004 and in respect of the staff shares so registered on 31st December 2003. With the interim dividend of 7.05p per ordinary share and of 10p per staff share that were paid on 1st October 2003, the total distribution for 2003 is 20.50p (2002: 18.35p) per ordinary share and 20p (2002: 20p) per staff share. The dividends for the year absorb a total of £1,340m (2002: £1,206m).

Dividend Reinvestment Plan
Ordinary shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The Plan is available to all ordinary shareholders provided that they do not live in, or are subject to the jurisdiction of, any country where their participation in the Plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the Plan and a mandate form should contact The Plan Administrator to Barclays at The Causeway, Worthing, BN99 6DA. Those wishing to participate for the first time in the Plan should send their completed mandate form to The Plan Administrator so as to be received by 7th April 2004 for it to be applicable to the payment of the final dividend on 30th April 2004. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share Capital
During the year, Barclays PLC purchased in the market for cancellation 49.4 million of its ordinary shares of 25p at a total cost of £204m as part of its programme of returning excess capital to shareholders. These transactions represented some 0.75% of the issued ordinary share capital at 31st December 2003. As at 11th February 2004, the Company has an unexpired authority to repurchase further shares up to a maximum of 963.1 million ordinary shares of 25p.

The ordinary share capital was increased by 36.6 million ordinary shares during the year as a result of the exercise of options under the SAYE and Executive Share Option Schemes. At 31st December 2003 the issued ordinary share capital totalled 6,563 million shares.

Substantial Shareholdings
As at 11th February 2004, the Company has not been notified of any major interests in its shares as required by sections 198 to 208 of the Companies Act 1985.

Board Membership
The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the current members are set out on pages 2 to 4. Professor Dame Sandra Dawson and Sir Richard Broadbent were appointed as non-executive Directors on 1st March 2003 and 1st September 2003, respectively. Roger Davis, Gary Hoffman, Naguib Kheraj and David Roberts were appointed as executive Directors with effect from 1st January 2004. John Stewart and Graham Wallace resigned from the Board on 27th February 2003 and 2nd April 2003, respectively. Sir Nigel Mobbs retired from the Board on 24th April 2003.

Retirement and Re-election of Directors
In accordance with its Articles of Association, one-third (rounded down) of the Directors of Barclays PLC are required to retire by rotation at each AGM, together with Directors appointed by the Board since the last AGM. The retiring Directors are eligible to stand for re-election. In addition, under the UK Combined Code of Corporate Governance, every Director should seek re-election by shareholders every three years.

The Directors retiring by rotation at the 2004 AGM and offering themselves for re-election are Sir Peter Middleton, Stephen Russell and Chris Lendrum. Sir Richard Broadbent, Roger Davis, Gary Hoffman, Naguib Kheraj and also David Roberts, who were appointed as Directors since the last AGM, will also be offering themselves for re-election at the 2004 AGM. Sir Brian Jenkins, who was last re-elected by shareholders at the 2001 AGM will also be retiring and seeking re-election in accordance with the UK Combined Code.

Directors’ Interests
Directors’ interests in the shares of the Group on 31st December 2003, according to the register maintained under the Companies Act 1985, are shown on page 22. The register is available for inspection during business hours at the Group’s Head office and will be available for inspection at the 2004 AGM.

Directors’ Emoluments and Options
Information on emoluments and share options of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the Corporate Governance Report by the Board on pages 15 to 22 and in Notes 55 and 56 to the accounts.

Activities
Barclays PLC Group is an international financial services group engaged primarily in banking, investment banking and asset management. The Group operates through branches, offices and subsidiaries in the UK and overseas. The activities of the Group are described on pages 64 to 68 and developments in the Group’s business during the year and an indication of likely future developments are analysed in the Risk management section on pages 25 to 59 and the Financial review on pages 70 to 95.

Community Involvement
Community support totalled £32.8m (2002: £32.3m).

Barclays invested £29.4m in support of the community in the UK (2002: £30.0m) and £3.4m was invested in international support (2002: £2.3m). UK community support includes £9.9m of charitable donations (2002: £11.1m).

Barclays is a member of the Percent Club – a group of companies that undertook to ensure that donations to the community in 2003 amounted to at least 1% of their UK pre-tax profit.

Political Donations
No political donations were made during the year. At the AGM in 2002 shareholders gave a four-year authority for Barclays Bank PLC and a number of other subsidiaries to make political donations and incur political expenditure up to a maximum aggregate sum of £250,000 per annum as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000.

These authorities have not been used and it is not proposed that the Group’s long-standing policy of not making contributions to any political party be changed.

Barclays PLC Annual Report 2003       5

Directors’ Report

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

Health and Safety
Barclays is committed to ensuring the health, safety and welfare of its employees and, as far as is reasonably practicable, to providing and maintaining safe working conditions. This commitment goes beyond just fulfilling its statutory legal obligations; the Bank has a wish to be proactive in its management of health and safety in the workplace, and recognises that this will strengthen both its physical and human resources.

It is also recognised that in addition to its employees, Barclays has responsibilities towards all persons on its premises, such as customers, contractors, visitors and members of the public, and will ensure, as far as is reasonably practicable, that they are not exposed to risks to their health and safety.

The Board receives regular reports on health and safety from the Group Human Resources Director.

Creditors’ Payment Policy
Barclays policy follows the DTI’s Better Payment Practice Code, copies of which can be obtained from the Better Payment Practice Group’s website at www.payontime.co.uk. The Code states that a company should have a clear, consistent policy, adhered to by the finance and purchasing departments, that payment terms are agreed at the outset and payment procedures explained to suppliers, that bills are settled in accordance with payment terms agreed with suppliers, that complaints are dealt with quickly and that suppliers are advised of disputes. Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, promptly. Normal policy is to pay all small business purchases within 30 days.

Creditor payment days are carefully monitored in the Group, using the systems which record the actual purchases and payments. Barclays estimates that for all UK supplies to Barclays Bank PLC, average creditor payment days in 2003 were 25 days (2002: 31 days). Paragraph 12(3) of Schedule 7 to the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared under Schedule 9 of the Companies Act 1985. The components for the trade creditor calculation are not easily identified in Schedule 9. However, by identifying as closely as possible the components required by the Schedule, the trade creditor payment days for Barclays Bank PLC for 2003 were 35 days (2002: 28 days). This is an arithmetical calculation which includes property rentals and payments, and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

The Auditors
PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to determine their remuneration will be proposed at the 2004 AGM. The Board Audit Committee approves and reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the balance of audit and non-audit fees paid to the auditors. More details on this can be found on page 9 and Note 5 to the accounts.

The Annual General Meeting
The AGM will be held at The Queen Elizabeth II Conference Centre on Thursday 29th April 2004. The Notice of Annual General Meeting is included in the Annual Review and Summary Financial Statement 2003 sent to shareholders with this report.

By order of the Board

Lawrence Dickinson
Group Secretary
11th February 2004

Corporate Governance
Corporate Governance Report

2003 Corporate Governance Report

Chairman’s Statement
At Barclays, we are committed to having robust corporate governance practices in place and applying the highest standards of business integrity in all of our activities.

2003 has been another year in which corporate governance has been the focal point of public and regulatory attention. In July we saw the publication in the UK of the revised Combined Code on Corporate Governance, the culmination of the various reviews that took place in 2002 and 2003, including the Higgs and Smith Reports. While Barclays will only be required to report on compliance with the revised Combined Code in respect of the 2004 financial year onwards, we are making every effort to comply with it as quickly as possible.

Our commitment to complying with the revised Code was exemplified by our approach to the communication of our succession plans in October 2003. The Chairman of the Board Remuneration Committee, Sir Nigel Rudd, led the non-executive Directors in seeking my replacement as Chairman. I am pleased we have found the right candidate in Matthew Barrett.

I wrote to all shareholders on 6th November 2003 explaining why the Board came to its decision to appoint Mr Barrett as Chairman. The Board’s decision to appoint Mr Barrett followed an extensive and rigorous process involving all the non-executive Directors. The process involved establishing the desirable characteristics for a new Chairman and reviewing external candidates, identified with the help of specialist recruitment consultants, and their availability. Mr Barrett was the Board’s unanimous choice. The Board does not regard his appointment as setting a precedent in Barclays for appointing the Group Chief Executive to the position of Chairman.

Mr Barrett’s appointment helps ensure stability within the senior leadership team at a time of considerable change when a number of senior managers have been given revised and broader responsibilities. The Board also felt that Mr Barrett was the right person for the job given the need to continue to implement our strategy, which has been shown to be successful and value-creating for shareholders; Barclays financial results in 2003 were very strong. The Board was also conscious that Mr Barrett has only been with Barclays for four years and was keen to ensure we obtained maximum value from his contribution, given the success Barclays has enjoyed under his leadership.

The Board thus considered that this particular combination of considerations at this particular time meant that Mr Barrett’s appointment was in the best interests of shareholders.

The letter is reproduced in full below:

‘Dear Shareholder

Chairman of Barclays PLC
On 9th October 2003, Barclays announced a number of changes to the Board and to senior management. The announcement said: ‘Sir Peter Middleton, Chairman of the Board of Barclays PLC, will serve until 31st December 2004, at which time Matthew W. Barrett will succeed him. Mr Barrett will be succeeded by John Varley as Group Chief Executive.’

The Combined Code on Corporate Governance
The new Combined Code on Corporate Governance will apply for reporting years beginning on or after 1st November 2003. The Code will require an explanation in cases where an individual who previously was a Chief Executive Officer of a company is appointed Chairman of the Board. In Barclays case, this will be included in the Report and Accounts for 2003. However, I am writing to you today on behalf of the Board to provide an early explanation of our decision.

Background
Mr Barrett has been Group Chief Executive of Barclays PLC for four years having joined the Group in October 1999. During this time the strategy that has been put in place has produced strong results. Barclays is in the top quartile of its peers worldwide in terms of total shareholder return. It has performed significantly better than the average of FTSE 100 companies. In terms of market capitalisation, it is now a top ten bank globally. It has developed a powerful, cohesive management style and a strong control culture. Senior leaders have developed to the point where the Board had a wide choice of internal candidates to succeed Mr Barrett as Group Chief Executive.

The announcements of the new Chairman and Group Chief Executive were made well in advance so that the Group could ensure a smooth transition to both roles and implement the new organisation structure which was announced at the same time.

Process
The Board has conducted a thorough selection process. In the case of the Chairman, both external and internal candidates were considered. The Nominations Committee was, for this purpose, chaired by Sir Nigel Rudd. However, all the non-executive Directors, and eventually the whole Board, were involved.

Criteria
It is the obligation of the Board to appoint as Chairman the individual who, in its opinion, is best qualified to serve shareholders. The Board established a number of desirable characteristics to guide its search for a new Chairman. These included:

(a)	Strong commitment to the creation of shareholder value and high standards of corporate governance.
(b)	Experience of large multinational businesses.
(c)	Ability to command the respect of Board members, shareholders, employees and other key stakeholders.
(d)	Understanding of the role of Chairman, including an ability to bring a wider view to bear and work harmoniously with the new Group Chief Executive.
(e)	Knowledge of the global financial services industry.

It is the Board’s intention that the responsibilities of the Chairman and Group Chief Executive will be agreed and set out in writing – as they are currently for myself and Mr Barrett. They will be consistent with both the existing roles and the best practice guidelines on the role of the Chairman attached to the new Combined Code.

Reasons for the Board’s Decision
Mr Barrett emerged as the Board’s unanimous choice, ahead of all other candidates, for the following reasons:

(a)	Mr Barrett is an experienced international businessman. Prior to his service with Barclays, he served 37 years with the Bank of Montreal. He was Chief Executive Officer there for ten years. He has also served as a non-executive Director on the Boards of multinational companies, serving at various times as Chairman of Audit, Finance, Remuneration and Corporate Governance Committees.
(b)	Mr Barrett’s knowledge of the financial services industry is deep and broad. He brings a wide experience and perspective yet, when he retires as Group Chief Executive, he will have spent a relatively short part of his career with Barclays. The Board feels that there is much to be gained for the Group from his continued presence, as Chairman. There is no reason to believe that his objectivity will be affected – as it might have been had his whole career been with Barclays.

Barclays PLC Annual Report 2003       7

Corporate Governance
Corporate Governance Report

(c)	Mr Barrett is totally committed to shareholder value and is an inspirational leader for Barclays employees. Barclays results during his period of office speak for themselves.
(d)	Mr Barrett was Chairman of the Bank of Montreal for nine years and therefore has long experience of managing a Board of a major institution. He fully understands UK corporate governance and the different roles played by Chairman and Chief Executive.
(e)	The Board is confident that Mr Barrett will continue to have a productive and excellent relationship with John Varley, the new Group Chief Executive and other members of the Group executive. In particular, the Board feels that the new management team will continue to develop the business, bringing benefits to shareholders, customers, staff and the communities in which Barclays operates.

Senior Independent Director
The Board intends to appoint a Senior Independent non-executive Director in line with the new Combined Code during 2004.

Terms and Conditions
Mr Barrett’s terms and conditions, including his remuneration, will be settled nearer to the time of his appointment and will be appropriate to the role of Chairman.

Consultation
We have kept major shareholders informed of the Barclays Board’s developing thinking on succession issues, in line with the recommendations contained in the new Combined Code but I wanted to write to shareholders personally to explain how we have arrived at this important decision.’

In conclusion, the Board is not complacent on Corporate Governance. As you will see in the following pages, the Board and its Committees have made continued strides to show Barclays as an exemplary organisation in the field of corporate governance. The Group will continue to play an active role in the ongoing debate on the development of corporate governance best practice, promoting greater openness and transparency rather than prescriptive regulation.

Sir Peter Middleton
Chairman

Board Structure
The Board consists of the Chairman, who has no executive responsibilities, eight non-executive Directors (all of whom are considered to be independent by the Board) and seven executive Directors, including the Group Chief Executive. Their biographical details are set out on pages 2 to 4. The roles and responsibilities of our Chairman and Group Chief Executive have been approved by the whole Board, and their roles are separate, well documented and understood. A summary of the relevant role is attached to each executive Director’s service contract. All service contracts are available for inspection during office hours, on request, addressed to the Group Secretary.

Under the leadership of the Group Chief Executive, executive management is responsible to the Board for the implementation of the strategy and policies approved by the Board, making and implementing operational decisions and running the Group’s businesses. Non-executive Directors, based on their breadth of knowledge and experience, challenge, monitor and approve the strategy and policies recommended by the executive.

In the 2002 Annual Report, we disclosed how we had adopted a formal system of annually evaluating the Board. During 2003, we have expanded the assessment process by requiring the Board Audit Committee to complete a similar questionnaire tailored to that Committee’s function. A tailored questionnaire has been or will be sent to all of the other principal Board Committees during 2004 and then on an annual basis. The results of these assessments will be reported back to the Board, making recommendations for change. It is the responsibility of the Chairman to lead the non-executives in assessing the performance of the Group Chief Executive. The Board Remuneration Committee evaluates the performance of the Chairman. The Chairman also meets annually with each of the non-executives to discuss their performance as Directors during the year.

The Board meets regularly and has a formal schedule of matters reserved to it. All Directors have access to the services of the Group Secretary and his team. Independent professional advice is also available to all Directors at the Company’s expense upon request.

Meetings of the Board are structured to allow and encourage open discussion and frank debate to ensure that non-executive Directors provide effective challenge to the executive. The Chairman meets privately with the non-executives prior to each Board meeting to brief non-executive Directors and to address any concerns they may have. In 2004, there will also be a meeting of the non-executive Directors without the Chairman being present, to meet the requirements of the revised Combined Code.

On appointment, non-executive Directors receive a comprehensive induction, including site visits and meetings with senior management, across the businesses and the Group Functions, to help them to build up quickly a detailed understanding of the Group. Where appropriate, additional training and updates on particular issues are arranged by the Group Secretary.

At each AGM, one-third of the Directors (rounded down) retire and offer themselves for re-election. In practice, this means that every Director stands for re-election at least once every three years. Any Directors appointed by the Board since the last AGM, or Directors who reach the age of 70, must also stand for re-election at the next AGM.

Our Directors diligently support the work of the Board and its Committees. During the year, eleven Board meetings were held which included a two-day meeting on the Group’s European operations and a full day spent reviewing the Group’s strategy. The attendance of individual Directors at Board meetings during 2003 is shown in the table below:

Meetings Attended
Sir Peter Middleton	11/11
Matthew Barrett	11/11
David Arculus	10/11
Sir Richard Broadbent (appointed on 1st September 2003)	5/5
Hilary Cropper	7/11
Professor Dame Sandra Dawson (appointed on 1st March 2003)	10/11
Sir Brian Jenkins	11/11
Chris Lendrum	10/11
Sir Nigel Mobbs (retired on 24th April 2003)	2/2
Sir Nigel Rudd	11/11
Stephen Russell	11/11
John Stewart (resigned on 27th February 2003)	1/1
John Varley	11/11
Graham Wallace (resigned on 2nd April 2003)	1/2
Dr Jürgen Zech	8/11

Combined Code Statement of Compliance
As a Company listed on the official list of the London Stock Exchange, Barclays is required to state how it has applied the principles in the United Kingdom Listing Authority’s Combined Code on Corporate Governance or, where these have not been applied, to provide an explanation accordingly.

For the year ended 31st December 2003, Barclays complied with the existing Combined Code save for the formal appointment of a Senior Independent Director. As set out in our letter to shareholders on 6th November 2003, making such an appointment is a priority for the Board during 2004. However, the Group has in Sir Brian Jenkins a Deputy Chairman and independent non-executive Director who is available as a point of contact for shareholders if required.

The Board annually reviews the independence of its non-executive Directors, taking into account developing best practice and regulation. For 2003, the Board has determined that all the non-executive Directors are independent under the existing Combined Code and after taking into account all the independence factors outlined in the revised Combined Code. There is a strategic alliance between Barclaycard and Xansa, of which Hilary Cropper was, until recently, Chairman. Mrs Cropper has not, and will not, participate in discussions relating to this alliance at Barclays Board meetings. Mrs Cropper also refrained from discussing and voting on the alliance at meetings of the Xansa Board. Mrs Cropper is no longer a Director of Xansa although she is now Honorary President. Having considered the matter carefully, the Board has concluded that Hilary Cropper remains independent for these purposes under the existing and the revised Combined Codes and demonstrates her independence at every Board meeting.

Although the standards in the revised Combined Code will only apply to the Group from the 2004 financial year, Barclays has used its best endeavours to comply with it so far as possible. The Board’s view is that the Group already complies with the principles set out in the revised Code. However, work will be done in the coming year to ensure compliance with the specific provisions, principally the appointment of a senior independent non-executive Director and a non-executive Director with recent and relevant financial experience to serve on the Board Audit Committee.

Board Committees
Specific responsibilities have been delegated to Board committees. All Board Committees have access to independent expert advice at the Group’s expense and, as explained above, are or will be subject to an annual self-assessment, the results of which are or will be reported to the Board. The terms of reference for the principal Board committees are also available on request from the Group Secretary. The four principal Board committees are:

Board Audit Committee
Chairman’s Statement
The Board Audit Committee has continued to play an important role in reviewing the Group’s controls and financial reporting systems. Its role is becoming increasingly complex and high profile given the focus on the work of audit committees over the last two years. Barclays is fully committed to ensuring its Board Audit Committee fulfils its new duties and responsibilities effectively.

The Committee is made up entirely of independent non-executive Directors. While the Committee has collectively the skills and experience required to fully discharge its duties, and has access to independent expert advice at the Group’s expense, the Board has determined that no single member is a ‘financial expert’, as defined by the US Sarbanes-Oxley Act 2002, or fully meets the requirements of the revised Combined Code in respect of ‘recent and relevant financial experience’. The appointment to the Board and to the Board Audit Committee of an individual who meets both tests is a priority for the Board in 2004. However, Sir Brian Jenkins, a member of the Committee, is a chartered accountant and an ex-senior partner of Coopers & Lybrand.

Members of the Committee during 2003, together with a record of their attendance at Committee meetings, are set out below:

Meetings Attended
Stephen Russell, Chairman	5/5
Sir Brian Jenkins	5/5
Dr Jürgen Zech (appointed on 11th February 2003)	3/4
Professor Dame Sandra Dawson	1/2
(appointed on 1st August 2003)
Sir Nigel Mobbs (until 24th April 2003)	2/2

During 2003, the Committee has met five times, with the Group’s senior management, the internal audit team and the external auditors, PricewaterhouseCoopers LLP. In preparing for each of these meetings I also held discussions with each of them to ensure that the meetings of the Committee were as effective as possible. The Committee also met privately with the external and internal auditors after each Committee meeting and at other times, where appropriate.

The Committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes conducting an annual review of the independence and effectiveness of the external auditors and the recommendation to the Board as to the level of fees to be paid to the external auditors.

During the course of the year, the Committee reviewed and approved a comprehensive and robust policy to regulate the Group’s use of the external auditors for non-audit services. The policy sets out in detail what services may or may not be provided to the Group by the external auditors. The Committee must approve individual assignments which are not pre-approved or which exceed a certain value and sets aside time at each Committee meeting to discuss the external auditors’ independence, the level of non-audit fees being paid to them and the types of services being provided by them, including a summary of all assignments preapproved since the last meeting. In addition, the Committee has approved a Code of Ethics applicable to the Group Chief Executive and the Group’s senior financial officers.

The responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness rests with the Board. The Group Chief Executive and the Group Executive Committee is responsible for the management of risk and the Group Governance and Control Committee is responsible for monitoring the Group’s assurance process and the risk governance framework to ensure that it is complete and effective. The Board Audit Committee reviews the effectiveness of risk management standards and reviews reports on control issues of Group level significance.

The Committee has a pivotal role in reviewing the Group’s annual and interim financial statements, including the effectiveness of the Group’s disclosure controls and procedures and systems of internal control. The remit of the Committee also extends to reviewing the work undertaken by the internal audit team and reports produced by senior management on control issues, reporting its findings to the Board as appropriate.

Barclays PLC Annual Report 2003       9

Corporate Governance
Corporate Governance Report

The Committee reviews arrangements established by management for compliance with the requirements of the Group’s regulators and receives reports on the effectiveness of the Group’s whistleblowing arrangements as well as reports on specific instances of whistleblowing. This year, the Committee has also reviewed a report on the implementation of International Financial Reporting Standards.

The Committee strives to ensure that it keeps abreast of all material developments in regulation and best practice affecting the work within its remit. The Committee has in place procedures to ensure that it receives regular briefings on such issues as well as training, where appropriate.

Stephen Russell
Board Audit Committee Chairman

Board Remuneration Committee
The members of the Committee during 2003, together with a record of their attendance at Committee meetings, are set out below:

Meetings Attended
Sir Nigel Rudd, Chairman	5/5
David Arculus	5/5
Sir Brian Jenkins	5/5
Graham Wallace (until 2nd April 2003)	1/1
Sir Nigel Mobbs (until 24th April 2003)	2/2

The Board Remuneration Committee meets at least four times a year to consider matters relating to executive remuneration including policy for executive Directors’ and senior executives’ remuneration, including bonus payments. The Committee also meets to approve changes to employee benefits schemes and long-term incentive schemes. Further details of the work of the Committee are set out in Barclays Report on Remuneration on pages 11 to 22.

Board Nominations Committee
The members of the Committee during 2003, together with a record of their attendance at Committee meetings, are set out below:

Meetings Attended
Sir Peter Middleton, Chairman	1/1
David Arculus	1/1
Sir Brian Jenkins	1/1
Sir Nigel Rudd	1/1
Graham Wallace (until 2nd April 2003)	0/0
Sir Nigel Mobbs (until 24th April 2003)	0/0
Secretary: Lawrence Dickinson

The Board Nominations Committee meets formally at least once a year to consider matters relating to the composition of the Board, the appointment of new Directors (making recommendations to the Board as appropriate) and succession planning for senior management positions. The Committee is chaired by the Chairman of the Board, except when the Committee is considering the succession of the Chairman, in which case the Committee is chaired by Sir Nigel Rudd. During the course of the year, Sir Nigel led the search for Sir Peter Middleton’s successor. Due to the importance that the Board placed on the succession, the decision was made to invite all non-executive Directors to additional meetings which considered the Chairman’s and Group Chief Executive’s succession rather than just the Committee members set out above. In addition to the meetings described above, the non-executive Directors met prior to Board meetings and throughout the year to review both the Chair and the Group Chief Executive succession arrangements. New non-executive Director appointments were also considered at these meetings with support provided by external search consultants.

Board Risk Committee
The members of the Committee during 2003, together with a record of their attendance at Committee meetings, are set out below:

Meetings Attended
Sir Peter Middleton, Chairman	4/4
Sir Brian Jenkins	4/4
Stephen Russell	4/4
Hilary Cropper (appointed on 11th February 2003)	3/4
John Varley (until 5th February 2004)	3/4

The Board Risk Committee meets at least four times a year to approve and, together with the Group Governance and Control Committee, review on an annual basis the Group’s Governance Principles. These principles flow from the Group’s belief that best practice governance, controls and compliance are essential for maximising shareholder value, the Group’s governing objective. The Committee also approves Standards for the Group’s risk control framework, including appropriate risk identification and measurement processes and efficient control mechanisms, delegating authority to the Director of Group Risk to approve minor revisions to the Standards in between meetings of the Committee.

As well as agreeing the overall risk appetite and risk profile for the Group, the Committee receives and reviews reports that assess the nature and extent of risks facing the Group, including Executive Management’s assessments of:

•	the likelihood of the risks concerned materialising, and
•	the completeness of the Group’s system of internal controls to manage those risks.

The Committee is also responsible for approving certain policy statements required by the Financial Services Authority. An overview of the Group’s risk management and control framework can be found on page 25.

Relations with Shareholders
Barclays has a proactive approach to its institutional and private shareholders, totalling around 877,000. In the UK, senior executives hold meetings with our key institutional shareholders to discuss strategy, financial performance and investment activities. Throughout Europe and in the US, we arrange road shows about the Group for key investors. In addition, the Chairman meets regularly with investor bodies and investors to discuss the Group’s approach to corporate governance issues.

The Group aims to provide a first class service to private shareholders to help them in the effective and efficient management of their shareholding in Barclays. Last year we described the introduction of Barclays e-view, the service that enables shareholders to receive shareholder documents electronically. It also gives shareholders immediate access to information relating to their personal shareholding and dividend history. Following the change of Share Registrar in November 2003 to Lloyds TSB Registrars, e-view is now a more comprehensive service and participants can now change their details and dividend mandates online. In addition, dividend tax vouchers are now available online for e-view members.

Our policy is to make constructive use of the AGM. All Directors and, in particular, the chairmen of the Board Audit and Board Remuneration committees and those Directors standing for re-election, are encouraged to attend the AGM and to be available to answer shareholders’ questions. Normally, all resolutions are voted on a poll to ensure that the views of all shareholders are reflected proportionately.

Corporate Governance
Barclays Report on Remuneration

Barclays Report on Remuneration

Statement from the Chairman of the Board Remuneration Committee (the Committee)
The primary purpose of the Committee is to determine the Group’s policy on the remuneration of executive Directors and their specific remuneration packages. The Committee is made up exclusively of non-executive Directors.

This report describes the current components of the remuneration policy and details the remuneration for each person who served as a Director during 2003.

Barclays emphasis on reward for performance, and alignment with shareholders’ interests, is illustrated by the following points:

•	Executive Directors’ bonuses for 2003 reflect strong corporate performance for the year. Group profit before tax and Group economic profit[1] are 20% and 15% higher than in 2002. The Committee compares Barclays total shareholder return with a peer group of eleven other major banks, and also against the FTSE 100 Index. Barclays total shareholder return (TSR) for 2003 was 37%, which was higher than both the average for the peer group and the FTSE 100 Index. 2003 was also the end of a four-year performance cycle, a period during which the primary goal was to deliver top quartile TSR relative to peers. Barclays met this goal, being ranked third of twelve major banks with a TSR of 31%, which was almost double the 16% average of the peer group.

•	The main performance condition for executive Directors in the Incentive Share Option Plan is TSR relative to a peer group of eleven other major banks. This performance condition is very challenging. The maximum number of shares under option vests only if Barclays is ranked first in this peer group. The 2000 grant under the ISOP vested in 2003. Although Barclays was ranked third of the twelve banks and therefore in the top quartile, this performance was sufficient only for 50% of the maximum number of shares under the TSR condition to vest. The other 50% lapsed.

•	As shown in the table on page 22, the executive Directors each have a personal interest in Barclays shares, through shares they own, and shares and options held in employee share plans on their behalf. A significant percentage of annual bonus was delivered in Barclays shares and payment of the shares element was deferred for at least three years.

The Committee unanimously recommend that you vote in favour of this report at the AGM.

Sir Nigel Rudd
Board Remuneration Committee Chairman

Notes
[1]	Economic profit (EP) is defined as profit after tax and minority interests plus certain gains (and losses) reported within the statement of total recognised gains and losses where they arise from the Group’s business activities and are in respect of transactions with third parties, less a charge for the cost of average shareholders’ funds (which includes purchased goodwill).

[2]	Towers Perrin and Mercer have given their written consent to the inclusion of references to their names in the form and context in which they appear.

Board Remuneration Committee Members
The Committee comprised the following independent non-executive Directors:

Sir Nigel Rudd, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs(a)
Graham Wallace(b)
Notes
(a)	Sir Nigel Mobbs retired from the Board on 24th April 2003.

(b)	Graham Wallace resigned from the Board on 2nd April 2003.

The Committee members are independent of management and free from any business or other relationship which could materially affect the exercise of their independent judgement.

The constitution and operation of the Committee comply with the Best Practice Provisions on Directors’ Remuneration in the Combined Code adopted by the UK Listing Authority.

Advisers to the Committee
The Committee has access to executive remuneration consultants to ensure that it receives the best independent advice. The selection of advisers is entirely at the discretion of the Committee Chairman. Advisers are appointed by the Committee for specific pieces of work, as necessary, and are required to disclose any potential conflict of interest to the Committee.

Towers Perrin and Mercer2 advised the Committee on latest developments in market compensation. Both companies have advised the Company on other human resource related issues including advice in such areas as employee reward, pensions and employee communication. In addition, Towers Perrin gave actuarial and other advice to the Barclays UK life assurance companies.

The Chairman of the Board, Group Chief Executive and Group Human Resources Director also advise the Committee, but are not permitted to participate in discussions or decisions relating to their own remuneration. The Group Human Resources Director is responsible for personnel within Barclays, is not a Board Director, and is not appointed by the Committee.

Our Remuneration Policy
We are committed to using reward to support a performance-oriented culture. Executive Directors can expect outstanding reward if performance is outstanding. This philosophy applies to reward policies and practices for all employees in the Group. The Committee considers reward levels across the Group when determining remuneration for executive Directors.

The remuneration policy is:

•	to align the interests of executive Directors with those of the shareholders to create value;
•	to recognise excellent performance of the Group, business and individual;
•	to encourage the right behaviours to achieve excellent performance;
•	that reward is to be commercially competitive; and
•	that reward is to be transparent, well communicated and easily understood.

Barclays PLC Annual Report 2003       11

Corporate Governance
Barclays Report on Remuneration

Barclays reward programmes are designed to support and facilitate generation of TSR. The graph below shows the TSR for the FTSE 100 Index and Barclays since 31st December 1998. The FTSE 100 is the index of the hundred largest UK quoted companies by market capitalisation. It is a widely recognised performance comparison for large UK companies. It shows that, by the end of 2003, a hypothetical £100 invested in Barclays on 31st December 1998 would have generated a total return of £82, compared with a loss of £13 if invested in the FTSE 100 Index. Barclays therefore significantly outperformed the FTSE 100 for this period.

Total Shareholder Return

Note
The Directors’ Remuneration Report Regulations require that the graph shows TSR for the five years ending with the relevant financial year.

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

The sections that follow explain how each of the elements of remuneration listed above is structured. Each part of the package is important and has a specific role in achieving the aims of the remuneration policy. The combined potential earnings from bonus and ISOP outweigh the other elements, and are subject to performance conditions, thereby placing a large proportion of total reward at risk. The component parts for each Director are detailed in tables accompanying this Report.

Base Salary
This is a fixed cash sum, payable monthly. The Committee reviews salaries each year as part of the total reward package, recognising market levels and individual contribution.

Annual Bonus Including Executive Share Award Scheme (ESAS)
The annual bonus for executive Directors is linked to Group economic profit performance and individual performance. Cash bonuses for executive Directors who were on the Board during 2003 were 174% of base salary at 31st December 2003 for the Group Chief Executive, and between 90% and 103% of base salary for the other executive Directors. Up to 75% of any bonus award is normally paid as cash and the balance as a mandatory award of shares under ESAS (see page 18 for details), which must be held for at least three years.

Incentive Share Option Plan (ISOP)
The ISOP is designed to provide the opportunity for individuals to receive rewards for creating sustained shareholder value growth. Participants are granted options over Barclays PLC ordinary shares, which are normally exercisable after three years at the market price at the time of grant. The number of shares over which options can be exercised depends upon Barclays performance against specific targets. In establishing the performance targets, the Committee has sought to encourage excellent business performance. The two measures of performance used for the 2003 grant were EP growth and relative TSR. These are both good measures of the value created for shareholders. EP is used as a key internal value creation metric.

The Committee agrees a level of ISOP award for each executive Director taking account of market practice for comparable positions and performance. For the 2003 ISOP grant, a proportion of the award for executive Directors was subject to the EP measure and a proportion to the TSR measure.

1. Growth in Economic Profit
This measure encourages both profitable growth and the efficient use of capital.

If cumulative EP is above the target range at the end of the three-year performance period, options over double the number of target award shares will become exercisable. If cumulative EP is below the target range at the end of the three-year performance period, options over half of the target award shares will become exercisable. Where EP is below the three-year cumulative EP for the previous three years, the options lapse. This is described, for the 2003 awards, in the following table.

EP ranges for 2003 grant of ISOP for performance period 2003 to 2005(a)

Number of shares
under option that
Performance Achieved	become exercisable
Above the ‘Target’ range (i.e. the 3-year cumulative EP for the performance period is above £5,200m)	2 x Target Award

In the ‘Target’ range (i.e. the 3-year cumulative EP for the performance period is between £3,900m and £5,200m)	1 x Target Award

Below the ‘Target’ range (i.e. the 3-year cumulative EP for the performance period is below £3,900m)	0.5 x Target Award

EP growth is not positive (i.e. the 3-year cumulative EP for the performance period is not more than the cumulative EP for the previous 3-year period)	Zero
Note
(a)	EP for 2003, the first year of the 3-year performance period was £1,420m.

For the 2000 grant of ISOP, which vested during 2003, the outcome of the EP performance condition was above target, which provided a vesting of 2 x target award.

2. Total Shareholder Return
A proportion of the shares under option are subject to a separate performance condition based on TSR measured against a financial services peer group approved by the Committee. This peer group comprises eleven other UK and international financial institutions that have been chosen to reflect Barclays business mix. For the performance period 2003 to 2005, the 2003 peer group is Abbey, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

If Barclays is ranked first, second or third in the peer group, then the options will become exercisable over quadruple, triple or double the target award shares, respectively. If Barclays is ranked fourth, fifth or sixth in the peer group, the options will become exercisable over the target award shares. However, if Barclays is ranked below sixth after three years, there will be a re-test on the fourth anniversary, over the full four-year period. If Barclays is not ranked sixth or higher after four years, the options will lapse.

The method for measuring relative performance is shown in the table that follows, together with the multiple of target award.

Performance achieved in the TSR	Number of shares
ranking scale out of 12 financial	under option that
institutions including Barclays	become exercisable(a)
1st place	4 x Target Award
2nd place	3 x Target Award
3rd place	2 x Target Award
4th – 6th place	1 x Target Award
7th – 12th place	Zero
Note
(a)	Under the TSR condition, the ability to exercise is also subject to the condition that EP for the three-year performance period is greater than the previous performance period.

For the 2000 grant of ISOP which vested during 2003, Barclays relative TSR performance ranking was third, which provided a vesting of 2 x target award. Therefore, 50% of the options granted, that would have vested had Barclays been ranked first, lapsed.

Options must normally be held for three years before they can be exercised and lapse ten years after grant if not exercised.

Sharesave
All eligible employees including executive Directors have the opportunity to participate in Barclays Sharesave Scheme. Sharesave is an Inland Revenue approved all-employee share plan. The Inland Revenue does not permit performance conditions to be attached to the exercise of options. Under the plan, participants are granted options over Barclays PLC ordinary shares. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2003 grant, the discount was 20% of the market value at the time the option was granted.

Share Incentive Plan
The Share Incentive Plan was introduced in January 2002. It is an Inland Revenue approved all-employee share plan. The plan is open to all eligible UK employees including executive Directors. Under the plan, participants are able to purchase up to £125 worth of Barclays PLC ordinary shares each month, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Pensions
A pension is payable on retirement at contractual retirement date (normally 60), and is calculated either by reference to an executive Director’s length of service and pensionable salary or to a money purchase arrangement, depending upon date of hire. Matthew Barrett is not a member of the Group’s main pension schemes. A notional fund is accruing on his behalf outside the pension scheme (see page 16 for further details).

Service Contracts
The Group has service contracts with its Chairman, executive Directors and senior executives1. The effective dates of the contracts for the Chairman and executive Directors who served during 2003 are shown in the table below. Non-executive Directors do not have service contracts. The service contracts do not have a fixed term but provide for a notice period from the Group of one year and normally for retirement at age 602. The Committee’s policy is that executive Directors’ contracts should allow for termination with contractual notice from the Company, except in circumstances of gross misconduct when notice is not given. The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share scheme rules.

Potential
	Effective		Normal	compensation
	date	Notice	retirement	for loss
	of contract	period	date	of office
1 year’s
Sir Peter Middleton[3]	1st May 1999	1 year	n/a	contractual
remuneration

MW Barrett	1st Jan 2002	1 year	19th Sep 2009	"

CJ Lendrum	15th Jun 1992	1 year	14th Jan 2007	"

JS Varley	1st Jan 2004	1 year	31st Mar 2016	"

In the Barclays report on remuneration for 2002, we reported that, exceptionally, Mr Barrett’s contract provided for a pre-determined payment of twice annual remuneration if his contract was terminated following a change of control of Barclays. This provision will be voluntarily removed from Mr Barrett’s contract with effect from 15th March 2004.

[1]	Details of executive Directors standing for re-election at the 2004 AGM are set out on page 5.

[2]	Mr Barrett’s contract provides for normal retirement at age 65.

[3]	Sir Peter Middleton’s service contract does not provide for a retirement date.

Barclays PLC Annual Report 2003       13

Corporate Governance
Barclays Report on Remuneration

Non-executive Directors
The Board determines the fees of non-executive Directors. The Board’s policy is that fees should reflect individual responsibilities and membership of Board Committees.

Barclays encourages its non-executive Directors to build up a holding in the Company’s shares. £20,000 of their basic Director’s fee is used to buy shares in the Company for each non-executive Director. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board. They are included in the table of Directors’ interests in ordinary shares of Barclays PLC on page 22. Non-executive Directors do not receive awards in share schemes for employees.

For each non-executive Director, the effective date of their letter of appointment, notice period and the Group’s liability in the event of early termination are shown in the table below:

Group
	Effective		liability in
	date of		the event
	letter of	Notice	of early
	appointment	period	termination
TDG Arculus	1st Feb 1997	6 months	6 months' fees

Sir Richard Broadbent	1st Sep 2003	"	"

HM Cropper	1st Jun 1998	"	"

Professor Dame
Sandra Dawson	1st Mar 2003	"	"

Sir Brian Jenkins	25th Oct 2000	"	"

Sir Nigel Rudd	1st Feb 1996	"	"

SG Russell	25th Oct 2000	"	"

Dr Jürgen Zech	30th Jul 2002	"	"

Each appointment is for an initial six-year term, renewable for one term of three years thereafter.

Details of non-executive Directors standing for re-election at the 2004 AGM are set out on page 5.

The performance of each non-executive Director is reviewed annually by the Chairman, and at the end of the initial term.

Forward Looking Statement
The Committee will keep the existing remuneration arrangements, as detailed in this Report, under review during 2004 and ensure that Barclays reward programmes remain competitive and provide appropriate incentive for performance. As usual, there will be individual reviews of base salary, annual bonus (including ESAS) and ISOP awards. As we informed shareholders in 2000, Barclays will review the ISOP after five years to consider whether it still meets the Group’s business needs.

2003 Annual Remuneration(a)

								Executive Share
								Award Scheme
		Compen-						ESAS(c)
		sation
	Salary	for loss			Annual	2003	2002
	and fees	of office	Benefits	(b)	cash bonus	Total	Total	2003	2002
	£000	£000	£000		£000	£000	£000	£000	£000
Chairman
Sir Peter Middleton(d)	550	–	16		–	566	528	–	–

Executive Directors
MW Barrett	1,100	–	69		1,919	3,088	1,697	831	223
CJ Lendrum	419	–	10		439	868	560	–	65
JS Varley	471	–	9		425	905	668	184	86

Former Director
JM Stewart(e)	278	257	6		–	541	1,602	–	–

Non-executive Directors(f)
TDG Arculus	58	–	–		–	58	52	–	–
Sir Richard Broadbent(g)	17	–	–		–	17	–	–	–
HM Cropper	57	–	–		–	57	52	–	–
Professor Dame Sandra Dawson(h)	44	–	–		–	44	–	–	–
Sir Brian Jenkins	144	–	–		–	144	100	–	–
Sir Nigel Rudd	62	–	–		–	62	57	–	–
SG Russell	77	–	–		–	77	58	–	–
Dr Jürgen Zech	57	–	–		–	57	21	–	–

Former Directors
Sir Nigel Mobbs(i)	26	–	–		–	26	79	–	–
Graham Wallace(j)	19	–	–		–	19	52	–	–
Notes
(a)	Emoluments include amounts, if any, payable by subsidiary undertakings and by other companies where services are undertaken at the Group’s request.

(b)	The Chairman and executive Directors receive benefits in kind, which may include life cover, the use of a company owned vehicle, or cash equivalent, and medical insurance, on similar terms to other senior executives.

(c)	The amounts shown for ESAS 2003 represent payments which are expected to be made by the trustee to fund the provisional allocation of shares in 2004, including a maximum potential 30% bonus share element, which is added to the award in two parts: 20% after 3 years, 10% after 5 years.

(d)	Sir Peter Middleton received pension payments through the Barclays Bank UK Retirement Fund for 2003 of £73,000 (2002: £72,000). Details of the payments are not included in the table above since this is a pension in payment relating to his Barclays service prior to becoming Chairman.

(e)	John Stewart ceased to be a Director with effect from 27th February 2003. After ceasing to be a Director, he remained an employee of Barclays until 7th August 2003. In accordance with his contract of employment, on 7th August he received a payment of base salary for the balance of his 12-month notice period ending 26th February 2004. All other benefits, including pension accrual ceased on 7th August 2003.

(f)	Fees to non-executive Directors include an amount of not less than £20,000 which, after tax, is used to buy Barclays PLC ordinary shares for each non-executive Director. Further details are provided on page 14.

(g)	Sir Richard Broadbent was appointed as a non-executive Director on 1st September 2003.

(h)	Professor Dame Sandra Dawson was appointed as a non-executive Director on 1st March 2003.

(i)	Sir Nigel Mobbs retired from the Board on 24th April 2003.

(j)	Graham Wallace resigned from the Board on 2nd April 2003.

Barclays PLC Annual Report 2003       15

Corporate Governance
Barclays Report on Remuneration

Executive Directors’ annual pension accrued assuming retirement at contractual age(e)(f)

				Pension			Transfer	Transfer
				accrued			value of	value of
			Accrued	during		Accrued	accrued	accrued	Increase in	Other
	Age		pension	2003		pension	pension	pension	transfer	contribu-
	at 31st		at 31st	(including		at 31st	at 31st	at 31st	value	tions
	December	Years	December	increase for		December	December	December	during	made in
	2003	of service	2002	inflation)		2003	2002	2003	the year	2003
			£000	£000	(a)	£000	£000	£000	£000	£000
Executive
MW Barrett(b)	59	4	–	–		–	–	–	–	990
CJ Lendrum(c)	56	34	238	19		257	3,415	4,069	654	–
JS Varley(c)	47	21	167	14		181	1,693	2,177	484	–

Former Director
JM Stewart(d)	54	26	245	9		254	3,218	3,845	627	–
Notes
(a)	Pension accrued during the year represents the increase in accrued pension (including inflation at the prescribed rate of 2.8%) which occurred during the entire year. All pensions are reviewed annually, with a guaranteed increase in line with retail price inflation, up to a maximum of 5%.

(b)	Matthew Barrett is not a member of the Group’s main pension schemes. A notional fund is accruing on his behalf outside the pension scheme. In the event of Mr Barrett’s death before retirement, a capital sum of up to four times salary would be payable.

(c)	The Group has a closed non-contributory pension scheme, which provides that, in the case of death before retirement, a capital sum of up to four times salary is payable together with a spouse’s pension of approximately 50% of the member’s prospective pension at retirement. For death in retirement, a spouse’s pension of approximately 50% of the member’s pre-commutation pension is payable. If a member, granted a deferred pension, dies before their pension becomes payable, their widow/widower will immediately be paid a pension of 50% of their deferred pension. In all circumstances, children’s allowances are payable, usually up to the age of 18. Enhanced benefits are payable if a member is unable to continue to work as a result of serious ill health. Chris Lendrum and John Varley are members of the closed non-contributory pension scheme and are entitled to enhanced benefits that will give them two-thirds of their pensionable salary at age 60.

(d)	John Stewart ceased to be a Director with effect from 27th February 2003. After ceasing to be a Director, he remained an employee of Barclays until 7th August 2003. He was entitled to a pension of two-thirds of pensionable salary if he served to age 60. He retired early on 7th August 2003 and his accrued pension benefit, detailed in the table above, based on actual service, became a pension in payment from 8th August 2003. The pension in payment is reviewed annually in line with retail price inflation, subject to a minimum of 3% and a maximum of 5%.

(e)	The accrued pension amounts at the end of the year for Mr Lendrum and Mr Varley are the values if the Director left service on that date.

(f)	The transfer values have been calculated in a manner consistent with ‘Retirement Benefit Schemes – Transfer Values (GNII)’ published by the Institute of Actuaries and the Faculty of Actuaries.

Current executive Directors: illustration of change in value of shares owned beneficially, or held under option or award under employee share plans during the year(a)

	Number at 31st December 2003
							Notional	Notional
		Executive	Executive	Incentive			value based	value based
	Shares	Share	Share	Share			on share	on share	Change in
	owned	Award	Option	Option			price of	price of	notional
	beneficially(b)	Scheme	Scheme	Plan(c)	Sharesave	Total	£3.85(d)	£4.98(e)	value
							£000	£000	£000
Executive
MW Barrett	277,656	245,949	766,628	2,852,000	2,479	4,144,712	2,016	3,585	1,569
CJ Lendrum	224,456	100,532	–	576,000	2,714	903,702	1,323	2,062	739
JS Varley	303,735	139,838	–	600,000	4,096	1,047,669	1,778	2,678	900
Notes
(a)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s Head office in London.

(b)	The number shown includes shares held under the Profit Sharing Scheme and the Share Incentive Plan.

(c)	The number of shares shown represent the target award shares under option, or the actual number of shares under option if the award has vested.

(d)	The value is based on the share price as at 31st December 2002. The notional value of shares under option under the Incentive Share Option Plan (ISOP), Executive Share Option Scheme (ESOS) and Sharesave have been set at zero where the market price at 31st December 2002 is lower than the exercise price per share.

(e)	The value is based on the share price as at 31st December 2003. The notional value of shares under option under ISOP, ESOS and Sharesave have been set at zero where the market price at 31st December 2003 is lower than the exercise price per share.

Market price per share at 31st December 2003 was 498p. The highest and lowest market prices per share during the year were 527p and 311p respectively.

Under the Executive Share Award Scheme (ESAS), ISOP and ESOS, nothing was paid by these participants on the grant of options.

Barclays PLC Annual Report 2003       17

Corporate Governance
Barclays Report on Remuneration

Executive Directors: shares provisionally allocated and shares under option under Executive Share Award Scheme (ESAS)(a)

		During 2003
						Nil cost			Awarded in
		Awarded in		Market	Number	option	Date		2004 in
	Number at	respect of		price at	at 31st	granted	from	Latest	respect of
	1st January	the results		release	December	at 3rd	which	expiry	the results
	2003	for 2002	Released(b)	date £	2003	anniversary(c)	exercisable	date	for 2003(d)
Executive
MW Barrett	185,724	60,225	–	–	245,949	66,932	21/2/03	20/2/05	169,327
CJ Lendrum	91,164	17,520	8,152	3.80	100,532	37,060	26/2/02	20/2/05	–
JS Varley	195,704	23,214	79,080	3.80	139,838	62,304	26/2/02	20/2/05	37,493

Former Director
JM Stewart(e)	25,940	–	–	–	25,940	–	–	–	–
Notes
(a)	The size of any award under ESAS is subject to the same Group and individual performance criteria as the annual bonus. Awards under ESAS are granted in the form of provisional allocations over Barclays PLC ordinary shares, which do not give rise to any entitlement to these shares. Normally, the trustees will permit the executive to call for the shares from the end of the third year from grant of an award by granting a right to acquire shares (a nil cost option) exercisable for two years. As this nil cost option is part of the structure of an ESAS award described above, which is a deferred share award scheme, it would not be appropriate to attach a performance condition to the exercise of options. If the right is not exercised, the trustees may at the end of the fifth year release all of the shares, including bonus shares equal to 30% of the basic award. If the right is exercised, an executive may lose the opportunity of receiving one-third of the bonus shares. The number of shares shown in the table includes the bonus shares.

(b)	The trustees may release additional shares to participants which represent accumulated net dividends in respect of shares under award. During 2003, the trustees released the following accumulated dividend shares – 1,456 to Chris Lendrum and 14,121 to John Varley. These are not awarded as part of the original award and consequently are not included in the Released column.

(c)	The shares under option shown in this column are already included in the numbers shown at 1st January 2003 and relate to provisional allocations made in 1999 and 2000 except that the figures do not include accumulated dividend shares under option as follows: 4,779 shares for Matthew Barrett, 2,636 shares for Chris Lendrum and 4,426 shares for John Varley. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of shares involved. No options were either exercised or lapsed during the year.

(d)	The awards in respect of 2003 were made in February 2004. The shares awarded represent shares purchased by the trustees after 16th February 2004 at £4.91 in respect of a recommendation by the Company for an award, including a maximum potential 30% bonus shares, of £831,395 to Matthew Barrett and £184,092 to John Varley.

(e)	John Stewart ceased to be a Director with effect from 27th February 2003.

Executive Directors: shares under option under Incentive Share Option Plan (ISOP)(a)(b)(f)

			During the year(c)
	Number held as at						Number held as at
	1st January 2003		Granted		Lapsed		31st December 2003
		Maximum		Maximum		Maximum		Maximum
		number		number		number		number	Shares			Date
	Target	over which	Target	over which	Target	over which	Target	over which	due to		Exercise	from
	Award	potentially	Award	potentially	Award	potentially	Award	potentially	vest in		price per	which	Expiry
	Shares	exercisable	Shares	exercisable	Shares	exercisable	Shares	exercisable	2004	(d)	share	exercisable	date
	000	000	000	000	000	000	000	000			£
MW Barrett
2002
EP	40	80	–	–	–	–	40	80	–		5.20	20/03/05	19/03/12
TSR	1,960	7,840	–	–	–	–	1,960	7,840	–		5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	40	80	20		5.34	12/03/04	11/03/11
TSR	300	1,200	–	–	–	–	300	1,200	300		5.34	12/03/04	11/03/11
2000
EP	40	80	–	–	–	–	–	80	–		3.90	18/05/03	17/05/10
TSR	216	864	–	–	–	432	–	432	–		3.90	18/05/03	17/05/10

CJ Lendrum
2003
EP	–	–	40	80	–	–	40	80	–		3.26	14/3/06	13/3/13
TSR	–	–	80	320	–	–	80	320	–		3.26	14/3/06	13/3/13
2002
EP	40	80	–	–	–	–	40	80	–		5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	80	320	–		5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	40	80	20		5.34	12/03/04	11/03/11
TSR	80	320	–	–	–	–	80	320	80		5.34	12/03/04	11/03/11
2000
EP	40	80	–	–	–	–	–	80	–		3.90	18/05/03	17/05/10
TSR	68	272	–	–	–	136	–	136	–		3.90	18/05/03	17/05/10

JS Varley
2003
EP	–	–	40	80	–	–	40	80	–		3.26	14/3/06	13/3/13
TSR	–	–	80	320	–	–	80	320	–		3.26	14/3/06	13/3/13
2002
EP	40	80	–	–	–	–	40	80	–		5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	80	320	–		5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	40	80	20		5.34	12/03/04	11/03/11
TSR	80	320	–	–	–	–	80	320	80		5.34	12/03/04	11/03/11
2000
EP	40	80	–	–	–	–	–	80	–		3.90	18/05/03	17/05/10
TSR	80	320	–	–	–	160	–	160	–		3.90	18/05/03	17/05/10

Former Director
JM Stewart(e)
2002
EP	40	80	–	–	–	–	40	80	–		5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	80	320	–		5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	40	80	20		5.34	12/03/04	11/03/11
TSR	80	320	–	–	–	–	80	320	80		5.34	12/03/04	11/03/11
Notes
(a)	The Register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for inspection at the Group’s Head office in London.
(b)	For details of the performance targets which must be satisfied for options to become exercisable and the extent to which options will become exercisable see pages 12 and 13.
(c)	As there were no options exercised during the year, the table does not show the market price on the exercise date.
(d)	The 2001 grant is due to vest on 12th March 2004. The number of shares due to vest represents the number over which an option may be exercised after the third anniversary from grant, as determined by the Committee in respect of the performance conditions attached to the options originally set at the time of the grant of the option. The shares under option that are not due to vest will lapse. The result of the economic profit performance against the target has resulted in half the Target Award vesting. The result of the relative TSR performance target against the comparator group of companies placed Barclays in 4th position for the 2001 to 2003 performance period with a vesting multiplier of one times the Target Award.
(e)	John Stewart ceased to be a Director with effect from 27th February 2003.
(f)	Market price per share at 31st December 2003 was 498p. The highest and lowest market prices per share during the year were 527p and 311p respectively.

Barclays PLC Annual Report 2003       19

Corporate Governance
Barclays Report on Remuneration

Executive Directors: shares under option under Sharesave(a)(b)

		During 2003		Information as at 31st December 2003
	Number			Number		Weighted	Market
	held at			at 31st	Exercise	average	price on	Date from	Latest
	1st January			December	price per	exercise	date of	which	expiry
	2003	Granted	Exercised	2003	share	price	exercise	exercisable	date
					£	£	£
Executive
MW Barrett	3,064	2,479	3,064	2,479	3.16	3.73	4.97	01/11/06	30/04/07
CJ Lendrum	6,626	–	3,912	2,714	1.99	3.50	4.97	01/11/05	30/04/06
JS Varley	4,096	–	–	4,096	–	4.11	–	01/11/06	30/04/07

Former Director
JM Stewart(c)	5,588	–	5,588	–	3.08	–	4.38
Notes
(a)	The Register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for inspection at the Group’s Head office in London.

(b)	Please see page 13 for details of the Sharesave scheme. No options lapsed during the year.

(c)	John Stewart was previously awarded an option over Woolwich plc shares. This option was rolled over into an option over Barclays PLC shares in accordance with the scheme of arrangement for the acquisition of Woolwich plc. These figures represent options held under the Woolwich plc Sharesave Scheme. Mr Stewart ceased to be a Director with effect from 27th February 2003.

Directors: closed Group incentive schemes (Executive Share Option Scheme (ESOS) and
Woolwich Executive Share Option Plan (ESOP))

In addition, executive Directors continue to have interests under the ESOS and Woolwich plc 1998 ESOP schemes (as indicated in the table below). No further awards will be made under these schemes. Under the ESOS, options granted (at market value) to executives were exercisable only if the growth in earnings per share of the Company over a three-year period was, at least, equal to the percentage increase in the UK Retail Prices Index plus 6%, over the same period. The performance target for the 1999 ESOS grant was met.

Under the ESOP, options originally granted over Woolwich plc shares at market value were exercised in 2001 or exchanged, in accordance with the proposals made under the Offer to acquire the Woolwich, for options over Barclays PLC shares. Under the rules of ESOP, the performance conditions attached to the exercise of options were disapplied on acquisition of Woolwich plc by Barclays.

Directors: awards under closed Group incentive schemes(a)

		During the year(b)		Number		Market	Weighted
	Number at			at 31st	Exercise	price on	average	Date from	Latest
	1st January			December	price per	exercise	exercise	which	expiry
	2003	Exercised	Lapsed	2003(c)	share	date	price	exercisable	date
					£	£
Executive
MW Barrett(d)
ESOS	766,628	–	–	766,628	–	–	4.43	04/10/02	03/10/09

Former Director
JM Stewart(e)
Woolwich ESOP(f)	396,516	–	–	396,516	–	–	3.65	14/12/02	06/02/04
Notes
(a)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s Head office in London.

(b)	No options were granted under these plans.

(c)	Or on cessation of employment if earlier.

(d)	The independent trustee of the Barclays Group (PSP and ESOS) employees’ benefit trust granted Matthew Barrett a share award in 1999 comprising an option on similar terms to options granted under ESOS. For convenience these are described as granted under ESOS in the above table.

(e)	John Stewart ceased to be a Director with effect from 27th February 2003. After ceasing to be a Director, he remained an employee of Barclays until 7th August 2003.

(f)	Under The Woolwich ESOP, John Stewart held an option over Woolwich plc shares. This was rolled over into a new option over Barclays PLC shares under the terms of The Woolwich ESOP in accordance with proposals offered to all Woolwich employees participating in The Woolwich ESOP following the acquisition of Woolwich plc.

Barclays PLC Annual Report 2003       21

Corporate Governance
Barclays Report on Remuneration

Directors: interests in ordinary shares of Barclays PLC(a)

	At 1st January 2003(b)		At 31st December 2003
		Non-		Non-
	Beneficial	beneficial	Beneficial	beneficial
Chairman
Sir Peter Middleton	163,748	6,000	163,748	6,000

Executive
MW Barrett	263,384	–	277,656	–
CJ Lendrum(c)	202,860	–	224,456	–
JS Varley(c)	247,448	–	303,735	–

Non-executive
TDG Arculus	11,391	–	14,289	–
Sir Richard Broadbent(d)	–	–	2,000	–
HM Cropper	9,703	–	12,886	–
Professor Dame Sandra Dawson(e)	–	–	2,808	–
Sir Brian Jenkins	3,576	105,200	5,138	105,200
Sir Nigel Rudd	8,604	–	11,427	–
SG Russell	7,125	–	10,609	–
Dr Jürgen Zech	2,500	–	5,195	–
Notes
(a)	Beneficial interests in the table above represent shares held by Directors who were on the Board as at 31st December 2003, either directly or through a nominee, their spouse and children under 18. They include any interests held through the 1991 UK Profit Sharing Schemes (PSS) and the Share Incentive Plan, but do not include any awards under ESAS, ISOP, PSP, ESOS, Sharesave schemes or under the Woolwich Sharesave or the Woolwich plc 2000 Sharesave Scheme (together The Woolwich Sharesave scheme), or the ESOP. At 31st December 2003, Sir Peter Middleton and the executive Directors, together with other senior executives, were potential beneficiaries in respect of a total of 82,797,943 Barclays PLC ordinary shares (1st January 2003: 70,656,045) held by the trustees of the Barclays Group Employees’ Benefit Trusts. At 11th February 2004, a total of 82,797,943 shares were held by the trustees.

(b)	Or date appointed to the Board if later.

(c)	Between 31st December 2003 and 11th February 2004, John Varley and Chris Lendrum each purchased 48 ordinary shares through the Share Incentive Plan.

(d)	Appointed with effect from 1st September 2003.

(e)	Appointed with effect from 1st March 2003.

Corporate Governance
Accountability and Audit

Accountability and Audit

Going Concern
The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Internal Control
The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2003, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales. The Board regularly reviews these processes through the Board Committees.

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

The key document for the Group’s internal control processes is the record of Group Governance practices which describes the Group’s governance and control framework and details Group policies and processes. The record of Group Governance practices is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee. Further details of risk management procedures are given in the Risk management section on pages 25 to 59.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and regulation on pages 96 to 97.

Statement of Directors’ Responsibilities for Accounts
The following statement, which should be read in conjunction with the Auditors’ report set out on page 100, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that, in preparing the accounts on pages 101 to 190 and 195 to 202, and the additional information contained on pages 11 to 22, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

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

Signed on behalf of the Board

Sir Peter Middleton
11th February 2004

Disclosure Controls and Procedures
The Group Chief Executive, Matthew Barrett, and the Group Finance Director, Naguib Kheraj, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2003, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, summarised and reported within specified time periods. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

Barclays PLC Annual Report 2003       23

Presentation of Information

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

Barclays Bank PLC is a public limited company registered in England and Wales under company number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was re-registered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. The Annual Report includes information required on Form 20-F. Form 20-F will contain as exhibits certificates pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

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

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiary undertakings and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiary undertakings. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. ‘Woolwich plc’ is used, as the context requires, to refer to Woolwich plc and its subsidiary undertakings. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Statutory Accounts
The consolidated accounts of Barclays PLC and its subsidiary undertakings are set out on pages 107 to 112 along with the accounts of Barclays PLC itself on page 113. The consolidated accounts of Barclays Bank PLC and its subsidiary undertakings are set out on pages 195 to 200. The accounting policies on pages 101 to 106 and the Notes commencing on page 114 apply equally to both sets of accounts unless otherwise stated.

Risk Management

Risk Management and Control – Overview

Barclays aims to employ superior risk practices to optimise financial performance and value. Our approach to risk management and control continued to evolve in 2003 to reflect best practice. The Group takes risks that are commensurate with the associated returns and within its overall risk appetite.

Risk governance framework

Barclays risk governance framework is based on the following:

•	Risk appetite is approved by the Board.

•	Internal controls focus on risks that could prevent the Group from creating outstanding shareholder value.

•	Risk management systems provide management with assurance that risks are being managed appropriately and that the internal controls are adequate.

•	Responsibility for internal controls is clearly defined and documented.

•	Staff training supports the risk culture and ensures that risks are regularly monitored and that corrective action can be taken in a timely manner.

•	The Group’s risk profile is reviewed on a regular basis.

•	The Board systematically monitors the effectiveness of the risk management processes and systems of internal control at least annually.

During 2003, initiatives were pursued to build on the establishment of the Board Governance Standards (‘Standards’) in 2002. The Standards are high-level articulations of the Board’s risk control requirements, covering what are considered to be the principal risks to the achievement of the Group’s objectives. Risk reporting to the Board Risk Committee is aligned to the Standards.

The risk governance framework is being aligned with the internationally accepted standard ‘Internal Control – Integrated Framework’ published by the Committee of Sponsoring Organisations of the Treadway Commission.

Barclays operates in a highly regulated industry and is engaged in responding to significant changes in the regulatory environment, for example, from the implementation of Basel II, International Financial Reporting Standards and the US Sarbanes-Oxley Act. These changes, which directly affect risk management, necessitate considerable resources to amend or re-design our systems and reporting processes. Under Basel II, Barclays aims to achieve advanced status in all risk categories.

Responsibilities for Risk Management and Control
The responsibilities for risk management and control within the overall governance framework rest with:

•	the Board, which ensures that management maintains an effective system of internal control and reviews its effectiveness;
•	the Group Risk Director, under delegation from the Group Chief Executive, who has responsibility for the adequacy of risk management and control;
•	business leaders, who are responsible for the identification and management of the risks in their businesses;
•	business risk Directors and their teams in the businesses, who are responsible for assisting business leaders in the identification and management of their business risk profiles;
•	Group Risk Type Heads and their teams in the Group Centre, who are responsible for the risk control oversight of credit risk, market risk, operational and business risk, and regulatory compliance risk;
•	other Function Heads in the Group centre, who are responsible for the risk control oversight of risks within their functional responsibilities;
•	Group Internal Audit which is responsible for the independent review of the control environment.

Committee Oversight
The execution of these responsibilities is guided and monitored by:

•	the Group’s management committees. The main risk and governance committees and their principal risk management and control responsibilities are shown in the risk governance structure chart on page 26. The committees’ roles are reviewed and refreshed regularly;
•	business and regional Governance and Control Committees. These committees report to the Group Governance and Control Committee. Together, they are responsible for ensuring that business risk governance and control frameworks have been established in each business, consistent with the Group’s risk governance and control framework. They also review and assess the completeness and effectiveness of, and compliance with, internal controls within each business.

Barclays PLC Annual Report 2003       25

Risk Management
Risk Management and Control – Overview

Group Risk Governance Structure

Risk Management
Risk management in the businesses is the responsibility of business management, who are advised and supported by Business Risk Directors who also have a functional reporting line to the Group Risk Director.

The key role of Business Risk Directors and their teams is to assist the businesses to maximise value by:

•	performing high quality risk analyses;
•	ensuring that risks are properly controlled, consistent with agreed risk appetite;
•	evaluating economic trade-offs between risk and return;
•	designing cost-effective ways of mitigating and transferring risks;
•	generating alternative risk strategies; and
•	ensuring that Group level policies are properly implemented in their business line.

Specialist risk teams led by Group Risk Type Heads and other risk specialists report to the Group Risk Director.

Their role is to:

•	create and maintain the Group’s risk management and control framework;
•	measure aggregate risk by type;
•	set high level policies and controls within the overall risk governance framework;
•	perform research, development and quality assurance;
•	provide analytical support to businesses;
•	provide comprehensive reports to all levels of management and the Board to enable them to make effective risk management decisions; and
•	operate risk limit setting systems and, in the case of certain risks such as credit, provide independent input to material risk acceptance decisions.

Risk Measurement and Economic Capital
The Group assesses internal capital requirements by using its own risk-based methodologies. These are used in performance assessment and for risk management decision making. The Group computes and assigns this ‘economic’ capital to all operating units. This enables the Group to apply a common, consistent metric to ensure that returns throughout the Group are commensurate with the associated risks. Economic capital is assigned primarily within the six risk categories summarised below:

Credit Risk – The Group estimates the losses expected from its credit portfolio and sets aside appropriate provisions. Capital is required in the event that losses substantially exceed the expected level. The amount is estimated by statistical analysis of the historical loan loss volatility in the various product categories.

Within wholesale and retail businesses, capital allocation is differentiated by segment and customer grade. Off-balance sheet exposures are converted to loan equivalent amounts based on their probability of being drawn, before applying capital factors. See page 29 for further information on credit risk measurement.

Market Risk – The required economic capital is primarily based on Daily Value at Risk (DVaR) measurements. Where risks are not measured using DVaR, the capital requirement is based on stress test analysis. Market risk measurement is further discussed on page 48.

Business and Operational Risk – A combined economic capital allocation for operational risk and business risk is derived through an equation including variables such as cost base, historic profit volatility and comparable external benchmarks. These risks are discussed on page 58.

Insurance Risk – Economic capital is estimated through benchmark analysis of the free asset ratio of similarly rated insurance companies.

Fixed Assets – Economic capital is also estimated through benchmark analysis of relevant companies.

Private Equity – Economic capital is allocated using an equation based on the amount of equity investment and comparable benchmark capitalisation.

Barclays estimates the correlation between risk types and calculates a diversification benefit which results in a reduction in allocated economic capital for the Group.

The total economic capital required by the Group, as determined by its internal risk assessment models and after considering the Group’s estimated diversification benefits, is compared with available common shareholders’ funds to evaluate overall capital utilisation.

Average economic capital by business and risk type are shown in the following charts and shown by business in the table on page 28.

Average economic capital allocation by business during 2003

Average economic capital allocation by risk type during 2003

Barclays PLC Annual Report 2003       27

Risk Management
Risk Management and Control – Overview

Average economic capital by business

	Average economic capital
	2003	2002
	£m	£m
Personal Financial Services	2,400	2,100
Barclays Private Clients
– ongoing	700	550
– closed life assurance activities	200	300
Barclaycard	1,800	1,500
Business Banking	2,850	2,750
Barclays Africa	200	200
Barclays Capital	2,100	2,050
Barclays Global Investors	150	200
Other operations(a)	500	550

Average economic capital	10,900	10,200
Average historical goodwill	5,100	4,700
Capital held at Group centre(b)	1,100	900

Total average shareholders’ funds	17,100	15,800

Notes
(a)	Includes Transition Businesses (see page 68).
(b)	The capital held at Group centre represents the variance between average economic capital by business and average shareholders’ funds.

Personal Financial Services economic capital allocation has increased by £300m to £2,400m largely due to continued improvements in methodologies for quantification of credit risk for long maturity assets, previously carried at the Group centre.

Barclays Private Clients economic capital allocation has increased by £150m to £700m due to the acquisitions of Banco Zaragozano and Charles Schwab Europe. The closed life assurance activities economic capital allocation has reduced by £100m to £200m due to the continued run-off of the portfolio and a series of hedges implemented to reduce exposure to equity markets.

Barclaycard economic capital allocation has increased by £300m to £1,800m due to continued growth in the loan book, including the acquisition of Clydesdale Financial Services.

Goodwill has increased with the acquisition of Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard.

The Group regularly reviews and updates its economic capital allocation methodologies. A number of enhancements developed during 2003 will be incorporated in 2004.

Risk Management
Credit Risk Management

Credit Risk Management

Credit risk arises because the Group’s customers, clients or counterparties may not be able or willing to fulfil their contractual obligations under loan agreements or other credit facilities.

The taking of credit risk is central to our business. At the year end, Barclays had £291,820m (2002: £263,648m) of loans and advances and also other credit risks. The annual credit risk expense of £1,347m (2002: £1,484m) exceeds the risk-taking cost associated with all other risk types combined. Therefore considerable resources, expertise and controls are devoted to managing credit risk.

Credit Risk Control
The central objective of credit risk management at Barclays is to create shareholder value by ensuring that the net income generated by each exposure individually and in aggregate is commensurate with the risk taken. At Barclays, this is primarily achieved through People and Systems:

People with the skill and experience needed for this task working within the Group Risk Governance Framework.

Systems, including advanced analytics, to measure, monitor and analyse the risk and inform management judgement.

People: Credit Risk Management Responsibility
Barclays recognises that the taking of credit risk involves judgement, skill and knowledge.

The Group’s approach to managing credit risk is consistent with the Governance framework described previously but varies in execution according to the specific nature of the risk in each of the businesses.

In retail businesses, such as Barclaycard and Personal Financial Services, where there are large numbers of customers, a systems driven environment prevails. Credit decisions are made with the aid of statistically based scoring systems. Account management is likewise automated. Both application scoring for new accounts and behavioural scoring for existing relationships are used. These systems measure risk using statistical methodologies derived from the wealth of information and experience Barclays has gained through its relationships with over 14 million customers.

Small business credit risk is managed like consumer accounts using scoring systems. Mid-range business credits are approved and reviewed according to a hierarchy of discretions, under which limits are set according to the skills, experience and seniority of the credit managers and sanctioning teams. They are assisted by analytical models – credit grading tools – that help to assess the quality of the borrower.

Large value wholesale credits are similarly handled by experienced front-line risk management staff – also equipped with analytical tools – who work alongside relationship management teams. Decisions must be referred to the Group Credit Committee if the intended exposures exceed specified limits. Besides loans, the credit risks include those arising from money market, foreign exchange, derivative, securities dealing and other products.

In each business, specialist teams deal with impaired credits.

As mentioned in the preceding section, the risk management teams are accountable to the Business Risk Directors in each business who, in turn, report to the head of their business and also to the Group Risk Director.

In addition, Group Credit Risk, led by the Group Credit Risk Director, provides Group-wide direction of credit risk-taking. Group Credit Risk manages resolution of all significant credit policy issues and runs the Group Credit Committee which approves major credit decisions. The Group Credit Risk Director reports to the Group Financial Risk Director, a new role introduced in 2003, who reports to the Group Risk Director. The Group Financial Risk Director has responsibility for both credit and market risk.

Regular reports are provided to the Group Risk Oversight Committee to enable it to discharge its responsibilities.

Systems: Credit Risk Measurement and Analysis
Data and analytical tools are integral to risk management. Barclays has been in the forefront of the development and use of advanced credit risk systems. These systems assist the bank in managing credit risk, both in front-line credit decisions on new commitments and in managing the portfolio of existing exposures. They enable the application of consistent risk measurements across all credit exposures, retail and wholesale. The key building blocks, described below, are the probability of customer default (expressed through an internal risk rating), severity, and exposure in the event of default.

Internal risk ratings

Internal risk ratings are used to assess the credit quality of borrowers. Each internal rating corresponds to a probability of default, which is the statistical probability of a customer defaulting within a 12-month period. This internal rating is derived from different sources depending upon the borrower, e.g. internal model or credit rating agency. The table below shows Barclays internal ratings and the associated expected probabilities of default.

Where internal models are used, they are based upon up-to-date account, market and financial information. The models are reviewed regularly to monitor their robustness relative to actual performance and revised as necessary to optimise their effectiveness.

Barclays credit ratings

Barclays	Probability of Default
Internal
Rating	Minimum	Maximum	Mid Point

1.2	0.02%	0.04%	0.025%

1.5	0.05%	0.09%	0.075%

1.8	0.10%	0.14%	0.125%

2.1	0.15%	0.19%	0.175%

2.5	0.20%	0.24%	0.225%

2.8	0.25%	0.29%	0.275%

3	0.30%	0.59%	0.450%

4	0.60%	1.19%	0.900%

5	1.20%	2.49%	1.850%

6	2.50%	4.99%	3.750%

7	5.00%	9.99%	7.500%

8	10.00% +	–	15.000%

Barclays PLC Annual Report 2003       29

Risk Management
Credit Risk Management

Severity
Severity is the estimated amount of loss expected if a loan defaults, calculated as a percentage of the exposure at the date of default. It recognises that the loss is usually substantially less than the exposure. The value depends on the collateral, if any, seniority or subordination of the exposure, work-out expenses relative to the loan value and other considerations. The outcome is heavily dependent on economic conditions that determine, for example, whether businesses can be refinanced or the prices that can be realised for assets in the event that they are sold.

Exposure
Exposure in the event of default represents the expected level of usage of the credit facility when default occurs. For example, at default the customer may not have drawn the loan up to the approved limit or may already have repaid some of it. For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value if counterparties fail to perform their obligations.

The Group monitors its credit risk on an ongoing basis by applying these measurements across the portfolio – both wholesale and retail. It does this by combining the information into a measure called Risk Tendency.

Risk Tendency
Risk Tendency is based on the results of a set of model-based calculations, the models having been created using historical data. The models estimate the expected loss arising from loan defaults over the forthcoming 12 months from the current performing loan portfolio, taking into account its current composition, size and risk characteristics. The actual credit provisions can vary significantly around this value, due to changes in the economic environment or the business conditions in specific sectors or countries during the year and from unpredictable or unexpected events. This applies especially in wholesale portfolios where the default of a small number of large exposures can have a significant impact on the outcome.

In addition to enhancing the understanding of the average credit quality of the portfolio, Risk Tendency is one of the measures used by the Group to inform a wider range of decisions, such as establishing the desired aggregate exposure levels to individual sectors and determining pricing policy.

The models used in the Risk Tendency calculation reflect the diversity of the portfolio. They are being improved constantly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

As shown in the table below, Risk Tendency was £1,390m based upon the composition of the lending portfolio as at 31st December 2003 (31st December 2002: £1,375m). It fell in Personal Financial Services by 8% as a result of enhanced risk and fraud management strategies. Barclaycard Risk Tendency increased by 21%, commensurate with growth in the portfolio and the impact of the acquisition of Clydesdale Financial Services. Risk Tendency increased in Barclays Private Clients by 44% following the acquisition of Banco Zaragozano. It fell in Barclays Capital by 38% following the recovery in wholesale credit markets and improvement in the quality and reduction in the size of the loan portfolio. Risk tendency also increased in Transition Businesses after assets were transferred into this portfolio (see page 68).

Risk Tendency by Business Cluster

	2003	2002
	£m	£m
Personal Financial Services	340	370
Barclays Private Clients	65	45
Barclaycard	525	435
Business Banking	280	280
Barclays Africa	30	30
Barclays Capital	130	210
Transition Businesses	20	5

Total	1,390	1,375

Non-performing loans, against which specific provisions are held, are excluded from this calculation. Adjustments to these provisions in the light of emerging information about the borrowers’ financial strength can collectively have a substantial influence on the annual credit expense that is not captured in Risk Tendency.

Credit Risk Portfolio Management
Barclays uses mechanisms such as credit derivatives, securitisations and asset sales to reduce the uncertainty of returns from the credit portfolio. The benefits are reflected in reduced credit risk provisions and/or reduced volatility of earnings and consequently an improved return on economic capital. More information on credit risk portfolio management appears on page 38.

Risk Management
Analysis of Loans and Advances

Analysis of Loans and Advances

Throughout the remainder of the risk management section, a regional presentation of data will be found with disclosures by the United Kingdom, other European Union countries, the United States and the rest of the world. In all cases, unless otherwise indicated, the information refers to the location of the office where the loan was booked.

Loans and advances grew over the year, increasing by £28.2bn (10.7%) to £291.8bn at 31st December 2003.

The management of retail credit risk is different from wholesale credit risk. In retail, where there are millions of loans and advances, both initial and ongoing account maintenance decisions are driven by efficient, smart systems which have been developed using the Group’s considerable accumulated experience. In contrast, wholesale loans are more complex and are individually considered, although analytical tools still have a major role.

Outcomes also differ. Typically credit losses in retail portfolios are more stable (though not necessarily lower) than those in wholesale portfolios where the default of an individual large loan can have a significant impact. The table below shows the Group’s retail and wholesale loan exposures.

Loans and advances

	2003	2002
	£m	£m
Retail businesses
Banks	1,495	1,748
Customers	100,774	90,625
Total retail businesses	102,269	92,373
Wholesale businesses
Banks	60,445	56,508
Customers	129,106	114,767
Total wholesale businesses	189,551	171,275

Total	291,820	263,648

The analysis above is based on the business unit in which the loans are booked. Those businesses that deal primarily with personal customers, such as Personal Financial Services and Barclaycard, are included under retail businesses, even though they have some wholesale customers. Similarly, businesses that deal primarily with corporate, institutional and sovereign clients are included in wholesale businesses, even though they may have some personal customers.

In subsequent pages, considerable detail on loans and advances is provided. A principal segmentation is between exposures to banks and to customers as introduced in the next table.

Loans and advances by banking and trading books

	2003
	Customers	Banks	Total
	£m	£m	£m
Banking book	170,919	17,270	188,189
Trading book	58,961	44,670	103,631

Total	229,880	61,940	291,820

	2002
	Customers	Banks	Total
	£m	£m	£m

Banking book	160,216	15,451	175,667
Trading book	45,176	42,805	87,981

Total	205,392	58,256	263,648

The amounts shown in the tables above are before deduction of provisions and interest in suspense. The banking book comprises loans and advances which are intended to be held to maturity or until repayment by the customer. In contrast the loans and advances on the trading book are held for sale.

Barclays PLC Annual Report 2003       31

Risk Management
Analysis of Loans and Advances

Loans and Advances to Banks

Credit exposures to banks for the most part arise in the course of providing services to customers or trading in capital markets for profit. They may be reciprocal in nature.

The majority of loans and advances to banks are placings, amounting to £56.5bn at 31st December 2003 (2002: £48.1bn), and include reverse repo transactions. Also included are loans to banks and building societies, interbank settlement accounts and federal funds sold. Loans and advances to banks increased by 6% to £61.9bn at 31st December 2003 (2002: £58.3bn).

The amounts shown in the tables below are before deductions of provisions and interest in suspense.

Maturity analysis of loans and advances to banks

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2003	£m	£m	£m	£m	£m	£m
Banking business:
United Kingdom	629	4,299	586	5,127	3,674	14,315
Other European Union	116	1,525	28	12	21	1,702
United States	23	57	10	20	–	110
Rest of the World	295	605	192	48	3	1,143

Total banking business	1,063	6,486	816	5,207	3,698	17,270
Total trading business	830	39,660	4,180	–	–	44,670

Total	1,893	46,146	4,996	5,207	3,698	61,940

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2002	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	423	2,742	648	7,518	179	11,510
Other European Union	222	1,689	84	31	128	2,154
United States	14	110	118	14	–	256
Rest of the World	262	890	376	3	–	1,531

Total banking business	921	5,431	1,226	7,566	307	15,451
Total trading business	1,052	38,693	3,060	–	–	42,805

Total	1,973	44,124	4,286	7,566	307	58,256

Interest rate sensitivity of loans and advances to banks1

	2003			2002
	Fixed	Variable		Fixed	Variable
	rate	rate	Total	rate	rate	Total
At 31st December	£m	£m	£m	£m	£m	£m
Banking business:
United Kingdom	7,221	7,094	14,315	6,493	5,017	11,510
Other European Union	1,523	179	1,702	1,830	324	2,154
United States	17	93	110	30	226	256
Rest of the World	781	362	1,143	1,212	319	1,531

Total banking business	9,542	7,728	17,270	9,565	5,886	15,451
Total trading business	25,607	19,063	44,670	24,929	17,876	42,805

Total	35,149	26,791	61,940	34,494	23,762	58,256

1 Where a loan is earning a fixed rate on the reporting date, it is included as a fixed rate loan, regardless of the term for which the rate is fixed.

Loans and Advances to Customers

Geographical analysis of the banking book
Loans and advances to customers on the banking book amounted to £171bn at the financial year end. A geographical analysis of these exposures, based on the location of the office recording the transaction, is shown in the chart below.

Geographic analysis of loans and advances to customers on the banking book*

Industry analysis
A critical element of risk management is to ensure adequate diversification of credit exposures. Barclays tracks its global exposure by industry as shown in the following chart, paying particular attention to industries that might be volatile or pose higher risk. This is important, because industries are often synchronised globally, as has been apparent over recent years. For example, when oil prices rise or fall, customers sensitive to such changes will be affected regardless of their location. Industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the chart below under ‘Overseas customers’ and not by industry.

Global loans and advances to customers by industry – banking book only (% of total)

The chart shows that Barclays largest sectoral exposures are to home loans, other personal loans and business and other services. These categories overwhelmingly comprise small loans, have lower volatility of credit risk outcomes, and are intrinsically highly diversified.

During 2003, the sectors that were of special interest in 2002 – energy, utilities and telecommunications – all improved. Nevertheless, some of the companies within these sectors still have weak balance sheets and continue to be stressed. The tourism, travel and airline sub-sectors were also of concern in 2003, in part due to global terrorist threats, SARS and the war in the Middle East, in part due to competition and discounting within these sectors. In the property sector, commercial office space was in excess supply in London and the South East of the United Kingdom.

Commentators anticipated higher credit losses in the mortgage market due to an expected decline in house prices. This followed several years of rapid price rises and with higher interest rates in prospect. Although there was a modest interest rate rise, house prices increased further and mortgage defaults fell from an already very low level. There was also interest in other retail credits – unsecured loans and credit cards – in the wake of comments on the record levels of consumer indebtedness relative to incomes by the Bank of England, the FSA and others. However, due to the still low interest rates, consumers’ debt servicing costs remained well below previous peaks and there was no material impact on Barclays 2003 provision charges.

Maturity analysis
The analysis by contractual maturity shown in the chart below and the table on page 36, indicates that 40% of loans to customers have a maturity of more than five years, the majority of which are mortgages.

Maturity analysis of loans and advances to customers*

Barclays PLC Annual Report 2003       33

Risk Management
Analysis of Loans and Advances

Interest rate sensitivity of loans and advances to customers

	2003			2002

	Fixed	Variable		Fixed	Variable
	rate	rate	Total	rate	rate	Total
At 31st December	£m	£m	£m	£m	£m	£m
Banking business:
United Kingdom	35,998	107,811	143,809	41,332	94,568	135,900
Other European Union	4,159	14,868	19,027	2,876	9,703	12,579
United States	1	3,572	3,573	314	5,824	6,138
Rest of the World	2,738	1,772	4,510	4,351	1,248	5,599

Total banking business	42,896	128,023	170,919	48,873	111,343	160,216
Total trading business	26,587	32,374	58,961	20,204	24,972	45,176

Total	69,483	160,397	229,880	69,077	136,315	205,392

Geographic and industry analysis
These tables have been prepared on the basis described on page 33.

Loans and advances to customers booked in offices in the UK – banking business

	2003	2002	2001	2000	1999
At 31st December	£m	£m	£m	£m	£m
Financial institutions	7,721	6,158	5,616	4,215	4,118
Agriculture, forestry and fishing	1,766	1,747	1,626	1,689	1,693
Manufacturing	5,967	6,435	6,766	7,573	6,954
Construction	1,883	1,825	1,779	1,666	1,331
Property	6,341	5,695	5,600	5,130	3,689
Energy and water	1,286	1,290	1,153	1,120	613
Wholesale and retail distribution and leisure	8,886	7,858	7,571	7,531	6,455
Transport	2,579	2,366	1,894	1,353	1,270
Communications	476	694	368	180	345
Business and other services	12,030	11,693	10,581	9,894	8,415
Home loans	61,905	58,436	50,945	47,235	18,316
Other personal	21,905	21,357	19,678	18,200	15,673
Overseas customers	5,477	6,201	6,472	5,024	4,711

	138,222	131,755	120,049	110,810	73,583
Finance lease receivables	5,587	4,145	4,205	4,504	5,094

Total	143,809	135,900	124,254	115,314	78,677

The largest increase in loans and advances in the UK occurred in home loans where balances grew by 6% to £61.9bn. Loans to financial institutions, wholesale, retail and leisure, and property all increased by more than 10% as did finance leases.

Loans and advances to customers booked in offices in other European Union countries – banking business

	2003	2002	2001	2000	1999
At 31st December	£m	£m	£m	£m	£m
Financial institutions	1,205	371	500	436	178
Agriculture, forestry and fishing	147	165	240	303	223
Manufacturing	1,275	1,422	1,317	1,420	1,322
Construction	609	314	298	261	193
Property	346	137	241	182	144
Energy and water	409	367	282	372	145
Wholesale and retail distribution and leisure	426	215	283	140	207
Transport	566	252	318	172	119
Communications	40	173	185	83	37
Business and other services	1,251	1,648	1,679	1,284	918
Home loans	10,334	6,243	3,871	4,436	1,029
Other personal	1,769	721	661	582	505
Overseas customers	438	384	685	381	462

	18,815	12,412	10,560	10,052	5,482
Finance lease receivables	212	167	148	151	494

Total	19,027	12,579	10,708	10,203	5,976

The growth in the European Union – especially in home loans – reflects the acquisition of Banco Zaragozano and the growth of Openplan in Spain.

Loans and advances to customers in offices in the United States – banking business

	2003	2002	2001	2000	1999
At 31st December	£m	£m	£m	£m	£m
Financial institutions	919	1,036	1,053	616	320
Agriculture, forestry and fishing	1	3	–	–	1
Manufacturing	341	842	1,553	1,123	727
Construction	2	31	24	–	–
Property	1	15	21	30	69
Energy and water	1,511	2,229	1,567	1,440	1,168
Wholesale and retail distribution and leisure	77	141	160	214	138
Transport	468	1,248	931	580	356
Communications	–	46	66	88	166
Business and other services	220	441	901	2,174	1,000
Home loans	–	–	–	1	1
Other personal	–	–	267	6	58
Overseas customers	–	62	23	56	–

	3,540	6,094	6,566	6,328	4,004
Finance lease receivables	33	44	48	48	44

Total	3,573	6,138	6,614	6,376	4,048

Loans and advances to customers booked in offices in the rest of the world – banking business

	2003	2002	2001	2000	1999
At 31st December	£m	£m	£m	£m	£m
Loans and advances	4,465	5,566	7,384	8,920	8,316
Finance lease receivables	45	33	32	30	28

Total	4,510	5,599	7,416	8,950	8,344

Total loans and advances to customers

	2003	2002	2001	2000	1999
At 31st December	£m	£m	£m	£m	£m
Banking business	170,919	160,216	148,992	140,843	97,045
Trading business	58,961	45,176	34,240	23,198	21,562

Total	229,880	205,392	183,232	164,041	118,607

Of the loans and advances to customers, reverse repos were £50.0bn (2002: £42.5bn).

Barclays PLC Annual Report 2003       35

Risk Management
Analysis of Loans and Advances

Maturity analysis of loans and advances to customers

				Over three	Over one
				months	year but
			Not more	but not	not more
			than three	more than	than five	Over
	On demand	(a)	months	one year	years	five years	Total
At 31st December 2003	£m		£m	£m	£m	£m	£m
Banking business:
United Kingdom
Corporate lending(b)	6,108		9,298	4,596	17,138	11,796	48,936
Other lending from United Kingdom offices	2,869		6,940	6,359	12,345	66,360	94,873

Total United Kingdom	8,977		16,238	10,955	29,483	78,156	143,809
Other European Union	597		2,497	2,591	2,507	10,835	19,027
United States	–		276	253	1,745	1,299	3,573
Rest of the World	601		2,151	495	764	499	4,510

Total banking business	10,175		21,162	14,294	34,499	90,789	170,919
Total trading business	2,004		54,996	1,615	335	11	58,961

Total	12,179		76,158	15,909	34,834	90,800	229,880

				Over three	Over one
				months	year but
			Not more	but not	not more
			than three	more than	than five	Over
	On demand	(a)	months	one year	years	five years	Total
At 31st December 2002	£m		£m	£m	£m	£m	£m
Banking business:
United Kingdom
Corporate lending(b)	8,340		7,047	5,604	14,251	10,519	45,761
Other lending from United Kingdom offices	2,416		6,693	6,135	10,919	63,976	90,139

Total United Kingdom	10,756		13,740	11,739	25,170	74,495	135,900
Other European Union	856		1,976	2,187	2,945	4,615	12,579
United States	–		768	1,227	2,451	1,692	6,138
Rest of the World	439		2,859	1,370	605	326	5,599

Total banking business	12,051		19,343	16,523	31,171	81,128	160,216
Total trading business	2,409		41,247	1,392	91	37	45,176

Total	14,460		60,590	17,915	31,262	81,165	205,392

Notes
(a)	Overdrafts are included in the ‘on demand’ category.

(b)	In the UK, finance lease receivables are included in Other Lending although some leases are to corporate customers.

Risk Management
Loans and Advances in Non-local Currencies and to Countries Receiving IMF Support

Loans and advances to borrowers in currencies other than the local currency of the borrower
The worldwide operations of the Group involve significant exposures in non-local currencies.

The US Securities and Exchange Commission requires that Barclays report those exposures denominated in currencies other than the borrower’s local currency. These outstandings exclude finance provided within the Group, and are based on the country of domicile of the borrower or guarantor of ultimate risk. They comprise loans and advances to customers and banks (including placings), finance lease receivables, interest bearing investments, acceptances, other monetary assets and on-balance sheet amounts arising from off-balance sheet financial instruments.

At 31st December 2003, the countries where these outstandings exceeded 1% of total Group assets were the United States and Germany and amounted to £17,237m. At 31st December 2002 and 31st December 2001, the countries where these outstandings exceeded 1% of total Group assets were the US, Germany and France and amounted to £32,105m and £20,715m respectively. Further detail is provided in the table below.

Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this exceeds
1% of total Group assets

					Commercial
			Banks		industrial
			and other	Governments	and other
	As % of		financial	and official	private
	assets	Total	institutions	institutions	sectors
		£m	£m	£m	£m
At 31st December 2003
United States	2.7	12,110	4,679	–	7,431
Germany	1.2	5,127	4,662	7	458

At 31st December 2002
United States	4.2	17,140	9,672	1	7,467
Germany	2.5	10,094	9,841	7	246
France	1.2	4,871	4,484	24	363

At 31st December 2001
United States	2.3	8,294	4,878	–	3,416
Germany	2.3	8,218	8,031	1	186
France	1.2	4,203	3,088	22	1,093

Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this is between
0.75% and 1% of total Group assets
At 31st December 2003, Barclays had cross-currency loans to borrowers in France of between 0.75% and 1% of total Group assets, amounting to £3,570m. At 31st December 2002, there were cross-currency loans to borrowers in the Netherlands and Ireland of between 0.75% and 1% of total Group assets, amounting to £7,552m. At 31st December 2001, cross-currency loans to borrowers in Japan and Netherlands fell in the range between 0.75% and 1% of total Group assets and totalled £5,774m.

Countries receiving IMF support
Barclays exposure to countries receiving substantial IMF support amounted to £0.5bn in total at 2003 year end (2002: £0.5bn, 2001: £1.3bn). The largest exposure was to Turkey (£0.3bn).

Barclays PLC Annual Report 2003       37

Risk Management
Other Credit Risks

Other Credit Risks

In addition to loans and advances, Barclays is exposed to other credit risks summarised in the table below. The credit risks shown here are managed in a similar way to those in Loans and Advances, and are subject to the same or similar approval and governance processes.

Off balance sheet and other credit exposures
as at 31st December

		2003	2002
		£m	£m
	Off balance sheet exposures
	Contingent liabilities	33,694	26,546
	Commitments to lend	114,847	101,378
	On balance sheet exposure
	Balances arising from off-balance sheet
	financial instruments (OTC derivatives)	15,812	13,454
	London Metal Exchange warrants and other trading positions	1,290	829
Debt securities	– held for trading	59,812	53,961
	– non-trading	37,581	40,268

The nature of the credit risks in these exposures differs considerably. Losses resulting from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than credit charges, even though the fall in value causing the loss may be attributable to a credit deterioration.

Further details on contingent liabilities are shown in Note 44 to the Accounts (page 140). They include guarantees, assets pledged as collateral, acceptances and endorsements. These reflect contracts entered into on behalf of customers who undertake to compensate the bank for payments made on their behalf. The credit risk exists in that the customers may not meet their commitments when they arise.

Commitments to lend (see also Note 44 on page 140) are contractual undertakings to lend to customers during a specified period or at a future date or they may be ongoing facilities subject to periodic review. These facilities are available to be used by customers, usually at their discretion, and may therefore become loans.

Balances arising from off balance sheet financial instruments represent the positive mark to market or otherwise assessed fair values of derivatives. See Note 45 (page 141), for a comprehensive disclosure of derivatives. The management of the market risk inherent in derivatives is described on page 53 along with a description of derivatives used. The credit risk in these instruments exists in that the counterparty may be unable to settle when settlement is due in Barclays favour. Most derivatives are with highly rated counterparties.

Debt securities are shown in Note 17 (page 124), and London Metals Exchange exposures are disclosed in Note 23 (page 128).

Credit Risk Portfolio Management and the Use of Credit Derivatives

Barclays actively manages its credit exposures through the use of credit derivatives, the sale of loan assets and securitisation.

Credit derivatives are traded for profit and used for managing non-trading credit exposures. The extent of these activities is illustrated in the table below:

Notional principal amounts of credit derivatives
at 31st December

	2003	2002
	£m	£m
Credit derivatives held or issued for trading purposes	43,256	10,665
Credit derivatives held for the purpose of managing non-trading exposures	4,194	7,736

Total	47,450	18,401

See Note 45 (page 141), for further details of the credit derivative positions.

During 2003, Barclays also sold loan assets. When non-performing loans for which provisions were held were sold, the net proceeds were applied to the relevant exposures and related provisions. These sales are distinct from Barclays substantial loan trading business.

Barclays securitised £3.3bn of loan assets comprising credit card and other receivables. Most of the credit risk associated with these assets was retained.

Risk Management
Potential Credit Risk Lendings

Potential Credit Risk Lendings

Potential credit risk lendings (PCRLs) comprise non-performing loans (NPLs) and potential problem loans (PPLs). NPLs are loans where the customers have failed to meet their commitments, either in part or in whole. PPLs are loans which are current as to payment of principal and interest, but where there exists serious doubt as to the ability of the borrowers to comply with repayment terms in the near future.

UK non-performing loans decreased by 1% (£26m) to £3,311m (2002: £3,337m). Other European Union non-performing loans increased by 34% (£58m) from £173m to £231m, reflecting growth in the portfolio, including acquisitions. US non-performing loans decreased by 49% (£361m) to £383m as the exposures in this category were written off, restructured, upgraded, sold or otherwise worked out at a faster rate than new non-performing loans arose. In the Rest of the World non-performing loans decreased by 15%, to £230m.

The table that follows presents an analysis of non-performing loans consistent with both UK and US practice and US Securities and Exchange Commission guidelines. In conformance with UK practice, accruing loans where interest is being suspended (with or without provisions) and other accruing loans where specific provisions have been raised are shown separately from non-accrual loans. Normal US banking practice would be to place such loans on non-accrual status as reflected in the sub-total in the table below.

The amounts are stated before deduction of the value of security held, the specific provisions carried or interest suspended, all of which might reduce the impact of an eventual default, should it occur.

Non-performing loans

Potential problem loans

Non-performing loans summary

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Non-accrual loans	2,261	2,542	1,923	1,539	1,251
Accruing loans where interest is being suspended with or without provisions	646	611	561	496	436
Other accruing loans against which no provisions have been made	669	677	734	623	553

Sub total	3,576	3,830	3,218	2,658	2,240
Accruing loans 90 days or more overdue, against which no provisions have been made	575	690	648	713	361
Reduced rate loans	4	6	5	6	8

Total non-performing loans	4,155	4,526	3,871	3,377	2,609

A geographical analysis of this table appears on the next page.

Barclays PLC Annual Report 2003      39

Risk Management
Potential Credit Risk Lendings

Non-performing loans

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Non-accrual loans:
United Kingdom	1,572	1,557	1,292	1,223	1,007
Other European Union	143	108	90	96	122
United States	383	744	306	119	47
Rest of the World	163	133	235	101	75

Total	2,261	2,542	1,923	1,539	1,251

Accruing loans where interest is being suspended with or without provisions:
United Kingdom	559	480	386	351	326
Other European Union	46	35	30	36	19
United States	–	–	–	–	–
Rest of the World	41	96	145	109	91

Total	646	611	561	496	436

Other accruing loans against which provisions have been made:
United Kingdom	610	609	660	474	423
Other European Union	33	27	20	71	42
United States	–	–	11	2	38
Rest of the World	26	41	43	76	50

Total	669	677	734	623	553

Sub totals:
United Kingdom	2,741	2,646	2,338	2,048	1,756
Other European Union	222	170	140	203	183
United States	383	744	317	121	85
Rest of the World	230	270	423	286	216

Total	3,576	3,830	3,218	2,658	2,240

Accruing loans 90 days overdue, against which no provisions have been made:
United Kingdom	566	687	621	695	343
Other European Union	9	3	–	1	–
United States	–	–	–	–	–
Rest of the World	–	–	27	17	18

Total	575	690	648	713	361

Reduced rate loans:
United Kingdom	4	4	4	6	6
Other European Union	–	–	–	–	–
United States	–	–	–	–	–
Rest of the World	–	2	1	–	2

Total	4	6	5	6	8

Total non-performing loans:
United Kingdom	3,311	3,337	2,963	2,749	2,105
Other European Union	231	173	140	204	183
United States	383	744	317	121	85
Rest of the World	230	272	451	303	236

Total	4,155	4,526	3,871	3,377	2,609

Potential problem loans

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
United Kingdom	1,139	994	968	728	648
Other European Union	23	–	2	2	23
United States	259	241	369	313	5
Rest of the World	56	69	63	64	35

Total	1,477	1,304	1,402	1,107	711

Interest forgone on non-performing loans

The total interest income that would have been recognised under the original contractual terms of the non-performing loans in 2003 was £312m (2002: £275m) of which £247m (2002: £209m) related to loans recorded in the UK and £65m (2002: £66m) related to foreign loans. Interest income of approximately £47m (2002: £22m) from such loans was included in profit, of which £39m (2002: £21m) related to domestic lending and the remainder to foreign lending. The balance was not received or was suspended.

Ratios of provisions to non-performing loans and potential credit risk lendings appear in the next section on page 47, following the discussion of provisions.

Risk Management
Provisions for Bad and Doubtful Debts

Provisions for Bad and Doubtful Debts

Barclays policy is to provide for credit losses when it considers that recovery is doubtful. Risk managers continuously review the quality of the exposures and make provisions where necessary, based on their knowledge of the customer or counterparty, and developments in the industry and country of operation.

Provisioning approach

The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, loan migration (i.e. deterioration in credit quality), structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Total provisions are comprised of two components, specific provisions and general provisions.

Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that recovery of the whole or part of an outstanding advance is in serious doubt.

•	Within the retail businesses, where the portfolio comprises large numbers of homogeneous assets, statistical techniques are used to raise specific provisions for each product portfolio, based on delinquency data and historical recovery rates. These provisions are updated monthly;

•	Small business accounts with loans up to about £300,000 are similarly treated on a product portfolio basis using statistical methods;

•	For the larger business and wholesale accounts, specific provisioning is done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example the business prospects of the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These provisions are formally reviewed quarterly and revised as new information becomes available in the course of each work-out.

General provisions reflect losses that, although not specifically identified, are known from experience to be present in the lending portfolio at the balance sheet date. These provisions are adjusted at least half yearly by an appropriate charge or release.

General provisions are also created with respect to the recoverability of assets arising from off-balance sheet exposures and country transfer risk, all prepared in a manner consistent with the general provisioning methodology.

Write-off occurs immediately when, and to the extent that, the whole or part of a debt is considered irrecoverable.

See also page 92 (Critical Accounting estimates) and page 103 (Accounting policies: loans and advances) for a description of relevant terms and policies.

Provisions charge over ten years

Provisions charge over ten years as a percentage of the banking book

The provisions charge fell 9% (£137m) to £1,347m (2002: £1,484m). Provisions excluding the impact of Transition Businesses, mainly Argentina in 2002, fell 3% (£36m) to £1,324m (2002: £1,360m).

Business Banking provisions increased broadly in line with portfolio growth. Provisions fell in Barclays Capital reflecting the ongoing improvement in the loan book and the continued recovery in the large corporate credit environment.

Provisions fell in Personal Financial Services with an improvement in the quality of the loan portfolio and improved risk management. The reduction occurred in the unsecured lending portfolio. Provisions charges for mortgages remained at a very low rate. Barclaycard provisions increased in line with continued portfolio growth.

Further details appear in the analysis of results by business starting on page 78.

Barclays PLC Annual Report 2003      41

Risk Management
Provisions for Bad and Doubtful Debts

Analysis of the provisions charges for bad and doubtful debts

	Year ended 31st December
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Net specific provisions charge/(release)
United Kingdom	1,132	1,041	964	688	568
Other European Union	37	14	20	12	1
United States(a)	84	385	136	17	34
Rest of the World	67	46	45	60	32

Total net specific provisions charge	1,320	1,486	1,165	777	635
General provisions charge/(release)	27	(2)	(16)	40	(14)

Total	1,347	1,484	1,149	817	621

Note
(a)	The US charge includes provisions raised against South American Corporate Banking exposures booked in the US.

Bad debt provisions charge ratios (‘Loan loss ratios’)

The Group’s provisions charge ratio improved significantly from 0.85% to 0.73% of average banking loans and advances in 2002 and 2003 respectively.

	Year ended 31st December
	2003	2002	2001	2000	1999
	%	%	%	%	%
Provisions charge as a percentage of average banking loans and advances for the year:
Specific provisions	0.71	0.85	0.74	0.64	0.60
General provisions	0.02	–	(0.01)	0.03	(0.02)

	0.73	0.85	0.73	0.67	0.58

Amounts written off (net of recoveries)	0.74	0.64	0.53	0.47	0.52

Provisions charge as a percentage of average loans and advances for the year (including trading business):
Specific provisions	0.46	0.58	0.52	0.44	0.43
General provisions	0.01	–	–	0.02	(0.01)

Total	0.47	0.58	0.52	0.46	0.42

Amounts written off (net of recoveries)	0.48	0.43	0.37	0.32	0.38

Provisions charge analysis

Provision balances

Provisioning decisions result in changes to the provisioning balances, the cumulative effects of which are shown below.

Analysis of provision balances for bad and doubtful debts

	As at 31st December
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Specific provisions
United Kingdom	1,856	1,790	1,605	1,343	1,083
Other European Union	97	84	89	112	131
United States(a)	121	257	89	20	23
Rest of the World	159	130	188	118	74

Total specific provisions	2,233	2,261	1,971	1,593	1,311
General provisions	795	737	745	760	672

Total provisions	3,028	2,998	2,716	2,353	1,983

Average loans and advances for the year (excluding trading business)	184,765	174,764	157,904	122,333	106,488

(including trading business)	285,963	256,789	223,221	176,938	147,139

Note
(a)	The US charge includes provisions raised against South American Corporate Banking exposures booked in the US.

Barclays PLC Annual Report 2003      43

Risk Management
Provisions for Bad and Doubtful Debts

Provisions balance ratios

	As at 31st December
	2003	2002	2001	2000	1999
	%	%	%	%	%
Excluding trading business
Provisions balance at end of year as a percentage of loans and advances at end of year:
Specific provisions	1.19	1.29	1.22	1.06	1.19
General provisions	0.42	0.42	0.46	0.51	0.61

	1.61	1.71	1.68	1.57	1.80

Including trading business
Provisions balance at end of year as a percentage of loans and advances at end of year:
Specific provisions	0.77	0.86	0.85	0.79	0.83
General provisions	0.27	0.28	0.32	0.38	0.42

	1.04	1.14	1.17	1.17	1.25

Treatment of interest on debts that have specific provisions
If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. Although interest continues to be charged to the customer’s account, the amount suspended is netted against the relevant loan. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured. If the collection of interest is considered remote, interest is no longer applied.

Treatment of collateral assets acquired in exchange for advances
Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The assets acquired are recorded at the carrying value of the original advance as at the date of the exchange and any impairment is accounted for as a specific provision.

Movements in provisions for bad and doubtful debts

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Provisions balance at beginning of year	2,998	2,716	2,353	1,983	1,943

Acquisitions and disposals	62	(11)	46	119	(10)
Exchange and other adjustments	(18)	(77)	(1)	4	(13)
Amounts written off	(1,474)	(1,220)	(973)	(683)	(651)
Recoveries	113	106	142	113	93
Provisions charged against profit	1,347	1,484	1,149	817	621

Provisions balance at end of year	3,028	2,998	2,716	2,353	1,983

A geographical analysis of the values in this summary table follows in the next three tables.

Amounts written off

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
United Kingdom	(1,175)	(950)	(814)	(595)	(546)
Other European Union	(54)	(31)	(36)	(45)	(44)
United States	(215)	(215)	(94)	(26)	(40)
Rest of the World	(30)	(24)	(29)	(17)	(21)

Total amounts written off	(1,474)	(1,220)	(973)	(683)	(651)

Recoveries

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
United Kingdom	(95)	(88)	(106)	(100)	(85)
Other European Union	(7)	(7)	(5)	(6)	(4)
United States	(10)	(9)	(27)	(4)	(4)
Rest of the World	(1)	(2)	(4)	(3)	–

Total recoveries	(113)	(106)	(142)	(113)	(93)

Provisions charged against profit

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
New and increased specific provisions:
United Kingdom	1,373	1,210	1,157	843	768
Other European Union	57	33	35	35	27
United States	118	404	173	27	45
Rest of the World	80	72	75	76	47

	1,628	1,719	1,440	981	887
Releases of specific provisions:
United Kingdom	(146)	(81)	(87)	(55)	(115)
Other European Union	(13)	(12)	(10)	(17)	(22)
United States	(24)	(10)	(10)	(6)	(7)
Rest of the World	(12)	(24)	(26)	(13)	(15)

	(195)	(127)	(133)	(91)	(159)
Recoveries	(113)	(106)	(142)	(113)	(93)

Net specific provisions charge	1,320	1,486	1,165	777	635
General provision charge/(release)(a)	27	(2)	(16)	40	(14)

Net charge to profit	1,347	1,484	1,149	817	621

Note
(a)	An analysis of the movement in general provisions is shown in Note 16 to the accounts.

Total provisions for bad and doubtful debts at end of year comprise:

	As at 31st December
	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m
Specific provisions
United Kingdom	1,856	1,790	1,605	1,343	1,083
Other European Union	97	84	89	112	131
United States	121	257	89	20	23
Rest of the World	159	130	188	118	74

Total specific provisions	2,233	2,261	1,971	1,593	1,311
General provisions	795	737	745	760	672

	3,028	2,998	2,716	2,353	1,983

Barclays PLC Annual Report 2003       45

Risk Management
Provisions for Bad and Doubtful Debts

Specific provisions charges and balances for bad and doubtful debts by industry

	Net specific provision charged for the year					Specific provisions balance as at 31st December
	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom:
Banks and other financial institutions	13	1	(2)	7	10	12	1	5	7	9
Agriculture, forestry and fishing	(3)	(1)	6	6	4	5	7	13	11	7
Manufacturing	79	80	62	8	4	58	98	49	43	48
Construction	(23)	41	12	7	4	7	35	6	8	7
Property	(3)	8	3	1	(5)	3	9	8	8	8
Energy and water	13	22	1	8	–	27	28	10	8	2
Wholesale and retail distribution and leisure	38	37	44	21	34	52	54	60	42	42
Transport	100	7	6	2	4	103	7	6	4	4
Communications	1	16	1	–	–	15	15	1	1	1
Business and other services	76	62	75	27	14	121	92	77	40	34
Home loans	9	4	8	10	5	55	53	60	61	39
Other personal	757	748	782	577	504	1,359	1,343	1,252	1,041	830
Overseas customers	66	13	(34)	6	(22)	24	39	52	58	41
Finance lease receivables	9	3	–	8	12	15	9	6	11	11

	1,132	1,041	964	688	568	1,856	1,790	1,605	1,343	1,083
Foreign	188	445	201	89	67	377	471	366	250	228

	1,320	1,486	1,165	777	635	2,233	2,261	1,971	1,593	1,311

Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom:
Banks and other financial institutions	14	2	3	13	14	12	–	3	4	2
Agriculture, forestry and fishing	–	4	7	6	6	1	2	2	2	3
Manufacturing	126	72	65	30	20	8	22	11	16	12
Construction	19	15	16	8	12	14	3	2	2	3
Property	5	10	5	5	9	1	2	1	3	7
Energy and water	15	4	1	2	–	–	1	–	–	–
Wholesale and retail distribution and leisure	45	53	35	34	35	5	11	9	12	17
Transport	5	7	4	3	4	1	1	–	1	1
Communications	1	2	–	–	1	–	–	–	–	–
Business and other services	58	65	57	33	43	11	13	9	11	12
Home loans	11	11	14	15	3	3	1	4	3	2
Other personal	790	692	599	435	363	38	31	29	28	24
Overseas customers	82	9	2	7	31	–	–	35	17	1
Finance lease receivables	4	4	6	4	5	1	1	1	1	1

	1,175	950	814	595	546	95	88	106	100	85
Foreign	299	270	159	88	105	18	18	36	13	8

	1,474	1,220	973	683	651	113	106	142	113	93

These tables have been prepared on the basis described on page 33.

Coverage ratios

The coverage of non-performing loans by the Group’s stock of provisions and interest in suspense increased from 68.0% at 31st December 2002 to 74.1% at 31st December 2003. Over the same period, coverage of potential credit risk lendings increased from 52.8% to 54.6%.

Provisions coverage of non-performing loans	Provisions coverage of potential credit risk lendings (NPLs and PPLs)

Total provisions coverage of non-performing loans

	2003	2002	2001	2000	1999
	%	%	%	%	%
United Kingdom	77.6	74.2	74.9	72.9	81.1
Other European Union	71.4	61.8	78.6	72.1	94.5
United States	39.2	43.7	61.8	81.0	74.1
Rest of the World	83.9	61.8	59.2	64.7	50.4

Total coverage of non-performing loans	74.1	68.0	72.1	72.4	79.1

Total provisions coverage of potential credit risk lendings (NPLs and PPLs)

	2003	2002	2001	2000	1999
	%	%	%	%	%
United Kingdom	57.7	57.2	56.4	57.7	62.0
Other European Union	65.0	61.8	77.5	71.4	84.0
United States	23.4	33.0	28.6	22.6	70.0
Rest of the World	67.5	49.3	51.9	53.4	43.9

Total coverage of potential credit risk lending	54.6	52.8	52.9	54.5	62.1

The general provision is allocated according to the characteristics of the loans in each geographic area.

Another useful way of assessing provision balances is to recognise that specific provisions are created to cover non-performing loans, whereas general provisions relate to as yet unidentified losses on performing loans. The following table provides an analysis of provision balances on this basis.

Ratios of general and specific provision balances

	2003	2002	2001	2000	1999
	%	%	%	%	%
Specific provisions coverage of non-performing loans	53.7	50.0	50.9	47.2	50.2
General provisions coverage of performing loans (excluding trading book)	0.43	0.43	0.47	0.52	0.62
General provisions coverage of performing loans (including trading book)	0.28	0.28	0.33	0.38	0.43

The ratio of general provisions to performing loans declined in 2000 and 2001 following the acquisition of Woolwich plc, a portfolio consisting predominantly of secured residential mortgage loans needing comparatively low general provisions. Performing loans comprise gross loans and advances less non-performing loans. All non-performing loans are on the banking book.

Barclays PLC Annual Report 2003       47

Risk Management
Market Risk Management

Market Risk Management

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates including credit spreads, foreign exchange rates, equity prices, and commodity prices.

Market risk management and control responsibilities
The market risk management policies of the Group are determined by the Group Risk Oversight Committee, which also recommends overall market risk appetite, via the Group Executive Committee, to the Board Risk Committee. The Group’s policy is that the market risks associated with the Group’s business activities are clearly identified, assessed and controlled within agreed limits and that the market risks arising from trading activities are concentrated in Barclays Capital.

The Group Market Risk Director is responsible for the content, effectiveness and efficiency of the Group’s market risk control framework, and is assisted by risk management departments in the Group’s businesses and a central market risk management team. The Group Market Risk Director reports to the Group Financial Risk Director who reports to the Group Risk Director.

The Group Risk Oversight Committee allocates a total Daily Value at Risk (DVaR) limit for the Group and delegates the day-to-day control and monitoring of market risk to the Group Market Risk Director, who sets limits for each business area. To assist this process, a market risk report is produced daily which summarises the Group’s market risk exposures against agreed limits. Data for this report is supplied by the business areas. This daily report is sent to the Group Risk Director, the Group Financial Risk Director, the Group Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

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

Market risk measurement
Barclays uses DVaR as the primary mechanism for controlling market risk. DVaR is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

Where DVaR does not adequately measure the risk, alternative methods are used such as Annual Earnings at Risk. Annual Earnings at Risk measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one-year period. This shock is consistent with the standardised interest rate shock recommended by the Basel II framework for assessing banking book interest rate risk.

To facilitate the identification, measurement, control and reporting of market risk, Barclays has categorised market risk into three broad categories as described below:

(i) Trading market risk
Trading includes transactions where Barclays Capital acts as principal with clients or with the market. A detailed review of this risk is provided below.

(ii) Asset and liability management
The Group encounters risks in managing its assets and liabilities. A detailed review of these risks is covered in the Treasury Asset and Liability Management section on pages 54 to 57.

(iii) Other market risks
In some instances, the Group incurs market risks that do not fit into the above categories. The principal risks of this type are asset management structural market risk and defined benefit pension scheme risk. These are covered below.

Trading Market Risk

As mentioned above, the Group’s policy is to concentrate trading activities in Barclays Capital. Trading includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes.

In anticipation of future customer demand, the Group maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Group requirements. Barclays Capital takes principal positions in the interest rate, credit spread, foreign exchange, equity and commodity markets based on expectations of customer demand or a change in market conditions.

Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 53.

Risk control
In Barclays Capital, the Head of Market Risk is responsible for the market risk governance and control framework. Day-to-day responsibility for managing exposure to market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management Unit that operates independently of the trading areas. Daily DVaR utilisation reports are produced across the main business areas and the five main risk factor categories, namely interest rate, credit spread, foreign exchange, equity and commodity risk.

Any DVaR excess at the business level, risk factor level or total level, along with the relevant background information and proposed way forward, is reported to the senior management of Barclays Capital and the Group Market Risk Director. The Group Market Risk Director presents these DVaR excesses to the Group Risk Oversight Committee.

As DVaR does not provide a direct indication of the potential size of losses that could arise in extreme conditions, Barclays Capital uses a number of complementary techniques for controlling market risk. These include revenue loss triggers and stress tests. The latter are based on both historical and hypothetical extreme movements of market prices and are reviewed as part of the detailed market risk presentation at the fortnightly Traded Products Risk Review meetings. The attendees at this meeting include senior managers from Barclays Capital and Group Central Functions.

If the potential loss indicated by a stress test exceeds an agreed trigger level, then the positions captured by the stress test are reviewed and discussed by Barclays Capital Market Risk and the respective Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Group Market Risk Director.

Risk measurement
Barclays Capital calculates DVaR using the historical simulation method with a historical sample of two years. As stated above, the calculation assumes a one-day holding period and is performed to the 98% level of confidence.

The DVaR methodology allows the interest rate risk (due to changes in the government interest rates) to be measured separately from credit spread risk (due to changes in credit spreads). The credit spread is the premium for holding a non-government investment, and is the difference between the total interest rate and the appropriate government interest rate, for the same maturity.

In total, the DVaR methodology maps interest rate risk into eight categories. These are government, interest rate swaps and six credit grades for non-government exposures. This categorisation allows the measurement process to discriminate between the market risk of holding bonds with different credit qualities, for example AAA grade securities as against non-investment grade securities. In particular, it shows the effectiveness of hedging strategies such as shorting government bonds or swaps against non-government bond portfolios.

The DVaR numbers shown in the table below are all based on the above methodology.

Analysis of market risk exposures
Barclays Capital’s market risk exposure increased in 2003. The credit businesses incurred additional credit spread risk, primarily due to growing client business in corporate bonds and credit derivatives.

The daily average, maximum and minimum values of DVaR were estimated as below.

Barclays Capital DVaR: Summary table for 2003 and 2002

	Twelve months to					Twelve months to
	31st December 2003					31st December 2002
	Average	High	(a)	Low	(a)	Average	High	(a)	Low	(a)
	£m	£m		£m		£m	£m		£m
Interest rate risk	21.0	34.1		13.6		21.7	34.5		10.0
Credit spread risk	16.2	29.2		8.9		9.4	12.5		6.0
Foreign exchange risk	2.3	5.0		1.0		2.9	4.4		1.9
Equities risk	2.6	4.9		1.5		3.6	5.4		2.1
Commodities risk	4.4	7.0		2.2		1.8	3.3		0.8
Diversification effect	(20.6)	n/a		n/a		(16.2)	n/a		n/a

Total DVaR(b)	25.9	38.6		17.6		23.2	35.7		13.4

Notes
(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and is therefore omitted from the above table.

(b)	The year-end total DVaR for 2003 was £37.2m (2002: £25.8m).

Barclays PLC Annual Report 2003       49

Risk Management
Market Risk Management

Total DVaR Daily exposures in 2002 and 2003

Trading revenue
The histograms below show the distribution of market risk daily trading revenue for Barclays Capital in 2003 and 2002. Market risk daily trading revenue includes all primary income (net fees and commissions) and secondary income (net interest income and dealing profits). The average daily revenue in 2003 was £10.0m (2002: £8.7m) and there were 244 positive revenue days out of 254 (2002: 238 positive revenue days out of 252).

Barclays Capital Trading Revenue 2003 (£m)

Barclays Capital Trading Revenue 2002 (£m)

Regulatory DVaR and back-testing
Barclays Capital’s DVaR model, along with the market risk management and control infrastructure, has been approved by the FSA under the internal model approach for calculating regulatory capital for general market risk. For regulatory DVaR, the methodology maps interest rate risk into one category (interest rate swaps), rather than the eight categories described above. Model recognition was first given in 1999.

Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading related losses are bigger than the estimated DVaR figure. The regulatory standard for back-testing is to measure DVaR assuming a one-day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2003 of a daily trading revenue loss exceeding the corresponding back-testing DVaR. In 2002, there were two instances.

Other Market Risks

Asset management structural market risk
Asset management structural market risk is the risk that fee and commission income is affected by a change in equity market levels. It affects Barclays Private Clients’ assets under management, Barclays Life and Barclays Global Investors. This risk is measured and managed using Annual Earnings at Risk (AEaR) where the potential reduction in income is measured over a year. For more detail on AEaR, see market risk measurement on page 48. In 2003, Barclays Private Clients placed a series of hedges which reduced the market risk for 2003 and 2004.

Defined benefit pension scheme risk
Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained through investments. Market risk arises because the market value of the pension fund assets might decline or their investment returns might reduce or because the present value of the pension liabilities might increase. In these circumstances, Barclays might be required or might choose to make extra contributions to the pension fund.

Risk Management
Disclosures about Certain Trading Activities including Non-exchange Traded Contracts

The US Securities and Exchange Commission requires disclosures relating to certain trading activities, particularly energy trading and commodity trading through non-exchange traded contracts.

The Group delivers a fully integrated service to clients for base metals, precious metals, energy products (covering US natural gas, oil and oil-related products) and European power and gas through Barclays Capital. The base and precious metals business enters into outright metal purchase and sales transactions as well as the associated ‘over the counter’ (OTC) and exchange traded derivatives. The energy business deals in commodity derivative contracts but does not maintain any physical exposures. Structured products are also developed and offered in respect of energy, base and precious metal and power and gas commodities. The European power and gas business trades both physical forwards and derivative contracts.

The Group’s commodity business continues to expand, as market conditions allow, both through the addition of new products and markets in European power and gas, and the continuing growth in the existing metals and energy trading volumes.

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures, which are similar in nature to such non-commodity related contracts. Commodity derivatives contracts include commodity specification and delivery location as well as forward date and notional values.

The fair values of commodity physical and derivative positions are determined through a combination of recognised market observable prices, exchange prices and established inter-commodity relationships. In common with all derivatives, the fair value of OTC commodity derivative contracts is either determined using a quoted market price or by using valuation models. Where a valuation model is used, the fair value is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are either determined using market parameters such as commodity price curves, commodity volatilities, interest rate yield curves and foreign exchange rates, or derived from historical or other market prices.

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

The tables on page 52 analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. Additionally, the positive fair value, adjusted for the impact of netting, of such contracts is analysed by counterparty credit risk rating.

Barclays PLC Annual Report 2003       51

Risk Management
Disclosures about Certain Trading Activities including Non-exchange Traded Contracts

The following tables analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. As at 31st December 2003 this reflects a gross positive fair value of £1,982m (31st December 2002: £701m) and a gross negative fair value of (£2,088m) (31st December 2002:(£661m)). Realised and unrealised profits related to physical commodity and commodity derivative activities are included within dealing profits. Physical commodity positions are held at fair value and reported within other assets in Note 23 on page 128.

Movement in fair value of commodity derivative positions

	Total	Total
	2003	2002
	£m	£m
Fair value of contracts outstanding at the beginning of the year	40	(45)
Contracts realised or otherwise settled during the year	(8)	25
Fair value of new contracts entered into during the year	(101)	50
Other changes in fair value	(37)	10

Fair values of contracts outstanding at the end of the year	(106)	40

Source of commodity derivative fair values

	Fair value of contracts at 31st December 2003
	Maturity	Maturity	Maturity	Maturity	Total
	less than	one to	four to	over	fair
	one year	three years	five years	five years	value
	£m	£m	£m	£m	£m
Prices actively quoted	(103)	44	13	(74)	(120)
Prices provided by other external sources	(1)	–	–	–	(1)
Prices based on models and other valuation methods	(11)	3	2	21	15

Total	(115)	47	15	(53)	(106)

The following table analyses the positive fair value, adjusted for the impact of netting, arising on commodity derivative contracts. As at 31st December 2003, this reflects a gross positive fair value of £1,982m (31st December 2002: £701m) adjusted for the Group’s ability to net amounts due to the same counterparties (31st December 2003: £864m, 31st December 2002: £351m).

Analysis of net positive commodity derivative fair value by counterparty credit risk rating

	Total	Total
	value	value
	2003	2002
	£m	£m
A- to AAA	792	147
BBB- to BBB+	280	133
BB+ and below	46	70

Total	1,118	350

At 31st December 2003, 70% of the commodities credit exposure was to counterparties with cross asset class netting agreements, that is, netting agreements allowing exposure on commodities products to be reduced by amounts owed to the same counterparties in other asset classes. Additionally, collateral agreements are held with a majority of these same counterparties that allow collateral to be called against commodity exposures.

Risk Management
Derivatives

The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest and exchange rates as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 48 to 50.

The policies for derivatives that are used to manage the Group’s own exposure to interest and exchange rate fluctuations are outlined in the treasury asset and liability management section on pages 54 to 57.

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, dealing profits, commissions received and other assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

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

Over the counter traded derivatives (OTC)
The Group also buys and sells financial instruments that are traded over the counter, rather than on a recognised exchange.

These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default, including the ability to net outstanding balances where the rules of offset are legally enforceable. For further explanation of the Group’s policies on netting, see Accounting policies on pages 101 to 106.

Foreign exchange derivatives
The Group’s principal exchange rate related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.

Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

Interest rate derivatives
The Group’s principal interest rate related contracts are interest rate swaps, forward rate agreements, basis swaps, caps, floors and swaptions. Included in this product category are transactions that include combinations of these features.

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

Equity derivatives
The Group’s principal equity related contracts are equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. No principal amounts are exchanged. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

Credit derivatives
The Group’s principal credit derivative related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection.

A credit default swap is a contract where the protection seller receives premium or interest related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets and downgrades by a rating agency.

A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer in return receives a predetermined amount.

A description of how credit derivatives are used within the Group is provided on pages 38 and 95.

A description of the impact of derivatives under US GAAP is set out on page 182.

Commodity derivatives
The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are base metals, precious metals, energy products (covering US natural gas, oil and oil-related products) and European power and gas.

A description of commodity derivatives is provided on page 51.

Barclays PLC Annual Report 2003       53

Risk Management
Treasury Asset and Liability Management

Group Treasury actively manages the financial risks relating to the Group’s assets and liabilities, which comprise liquidity, funding and funding concentration risks, structural interest rate risks and exchange rate risks.

Group Treasury policies are set by the Group Treasury Committee which is chaired by the Group Finance Director. Group policy is to centralise retail asset and liability management within Group Treasury to minimise earnings volatility and meet Group control standards. The Group Treasury Committee sanctions Liquidity and Structural Interest Rate risk limits across the Group and ensures compliance via a limit and control monitoring structure in collaboration with the local Asset and Liability Committees (ALCOs).

Liquidity risk management
Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn; the consequence of which may be the failure to meet obligations to repay depositors and fulfil commitments to lend.

Group Treasury is responsible for the Group’s overall liquidity policy and control which is managed to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group’s liquidity position was strong at 31st December 2003.

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

Additionally, in evaluating the Group’s liquidity position, Group Treasury monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

An important source of liquidity is our core UK retail deposits, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts are repayable at short notice, maintaining a broad base of customers, both numerically and by depositor type, helps to protect against unexpected fluctuations. Such accounts form a stable deposit base for the Group’s operations and liquidity needs.

In order to avoid reliance on a particular group of customers or market sectors, the distribution of sources and maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation, the strength of earnings and the Group’s financial position.

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

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. Whilst 2003 saw a relatively stable situation, with no notable consequences for the Group’s liquidity, significant market events over recent years including corporate scandals all resulted in a short-term flight to quality in financial markets from which Barclays benefited.

The ability to raise funds is in part dependent on maintaining the Group’s credit rating, although, except at extremes, a credit downgrade is likely to affect only the price at which funding is available rather than the volume that can be raised.

Many factors contribute to the credit rating process including assessment of management capability, and the quality of the corporate governance and risk management processes. The Group considers one of the most important factors in preserving its strong credit rating, which is a core objective, is maintaining a strong capital base and strong capital ratios.

For further details see contractual cash obligations and commercial commitments of the Group on page 57.

Interest rate risk management
Interest rate risk is the risk of loss arising from adverse movements in the level or volatility of market interest rates. The interest rate risk arising from the UK banking operations is aggregated and managed by Group Treasury.

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

The exposure is then passed to the market mainly via independently managed dealing units within Barclays Capital who treat these transactions as part of their normal trading activities, and also via third parties. Risks arising in the Group’s other banking operations are managed in a similar way.

Management of the retail positions inherent in the Group’s balance sheet include the structural interest rate risk associated with interest free deposits, other interest free or fixed rate liabilities as well as the Group’s shareholders’ funds. The positions arising from these balances are managed by the maintenance of assets with fixed interest rates over several years, including loans and advances to customers and debt securities, and also variable rate assets. Derivatives are also employed to hedge both the structural interest rate risk resulting from interest free deposits and the Group’s shareholders’ funds.

The earnings from retail products (generally in personal and corporate banking) can also be adversely affected by customer behaviour and movements in the level or volatility of market rates and prices. The risk embedded within retail contracts is managed by a specialist Retail Market Risk Unit. It is measured using behavioural models and then converted into wholesale swap and option exposure, which is transferred to Group Treasury at an appropriate market rate transfer price. This leaves residual risk within the business to the extent that wholesale contracts do not replicate the market or customer behaviour. This risk is controlled by limits set by Group Market Risk.

International banking operations also incur market interest rate risk. Policies for managing this risk are agreed between Group Treasury and Group Market Risk and are applied through Asset and Liability Committees (ALCOs). Guidance on the scope and constitution of ALCOs is provided by Group Market Risk, which maintains regular contact with the businesses on treasury issues. Compliance with the policy is controlled via a comprehensive financial risk reporting framework including interest rate gap limits or value at risk limits issued by Group Market Risk. These limits allow banking books to be managed by local treasury operations in an orderly fashion, either through Barclays Capital or, where necessary, through local markets.

The Group exposure, excluding Barclays Capital interest rate risk (which is disclosed within the preceding Market Risk section), is shown in the form of an interest rate repricing table (see Note 45, page 141) and includes non-trading hedges. This summarises the repricing profile of the Group’s assets, liabilities and off-balance sheet exposures at 31st December 2003. The table provides the basis for assessment of the sensitivity of the Group’s earnings to interest rate movements. Based on the Group balance sheet as at 31st December 2003, the Group’s expected earnings in 2004 would not be significantly affected either by a hypothetical immediate and sustained 1% increase or decrease in interest rates.

Group risk management activities employing interest rate swaps, currency swaps, basis swaps and other derivatives that are designated as hedges. The derivative components of the Group’s hedging programme are transferred to the market via internal or external counterparties.

Interest rate swaps and cross currency interest rate swaps that are used in the management of the non-trading exposures are shown in the table below (except for those within Barclays Capital, where the exposure is included in the reported DVaR figures, see page 49). These figures are the weighted average pay fixed rates and receive fixed rates by maturity date and nominal amount at 31st December 2003. The nominal amounts below include £5,320m and £495m, in respect of sterling and non-sterling basis swaps respectively. Basis swaps are swaps where both payable and receivable legs are at variable rates of interest. In managing the non-trading exposures relating to capital balances and demand deposits, both on-balance sheet and derivative positions are held.

The reported figures do not take account of underlying balance sheet items being hedged, the net interest income thereon or their mark to market values.

Barclays PLC Annual Report 2003       55

Risk Management
Treasury Asset and Liability Management

Analysis of weighted-average receive fixed and pay fixed rates by reset maturity date and nominal amount at 31st December 2003

	Sterling denominated contracts				Non-sterling denominated contracts
	Pay fixed		Receive fixed		Pay fixed		Receive fixed
	Nominal	Average	Nominal	Average	Nominal	Average	Nominal	Average
	amount	rate	amount	rate	amount	rate	amount	rate
	£m	%	£m	%	£m	%	£m	%
Reset maturity date
Not more than three months	1,673	5.25	2,754	5.67	3,403	2.24	593	2.85
Over three months but not more than six months	2,696	5.36	946	5.76	152	3.32	268	3.38
Over six months but not more than one year	2,631	5.22	2,854	6.20	2,109	2.51	341	4.38
Over one year but not more than five years	7,097	5.24	24,807	5.17	2,523	5.12	3,347	6.17
Over five years	2,057	5.65	6,286	5.99	1,361	4.52	4,744	6.65

Total	16,154	5.31	37,647	5.44	9,548	3.40	9,293	6.06

Analysis of weighted-average receive variable and pay variable rates by reset maturity date and nominal amount at 31st December 2003

	Sterling denominated contracts				Non-sterling denominated contracts
	Receive variable		Pay variable		Receive variable		Pay variable
	Nominal	Average	Nominal	Average	Nominal	Average	Nominal	Average
	amount	rate	amount	rate	amount	rate	amount	rate
	£m	%	£m	%	£m	%	£m	%
Reset maturity date
Not more than three months	12,951	3.19	27,230	3.89	7,460	2.17	8,437	3.55
Over three months but not more than six months	6,041	4.07	13,304	4.20	2,357	2.55	1,162	2.01
Over six months but not more than one year	62	4.12	13	3.65	86	1.53	35	3.10
Over one year but not more than five years	–	–	–	–	–	–	–	–
Over five years	–	–	–	–	–	–	14	–

Total	19,054	3.47	40,547	3.99	9,903	2.25	9,648	3.36

The net effect of the derivative positions, in isolation, on net interest income was a credit of £240m (2002: £246m). This included credits of £273m (2002: £242m) and debits of £33m (2002: credits of £4m) for interest rate and exchange rate derivatives respectively.

Foreign exchange risk management
Corporate and retail banking businesses incur foreign exchange risk in the course of providing services to their customers. The part of this risk that arises in UK operations is transferred directly to and managed by Barclays Capital as reported in the previous section. Group Market Risk allocates modest foreign exchange open position limits to international operations to facilitate the management of customer originated flows. Exposures are reported daily to Group Market Risk. Throughout 2002 and 2003, aggregate DVaR of these businesses for foreign exchange rate risk was immaterial.

Management of foreign currency investments
Non-trading positions in foreign currencies arise from the currency investments that the Group makes in its overseas businesses. Group Treasury manages the funding and financing of these investments so as to limit the effect of exchange rate movements on the Group’s risk asset ratios. The principal structural currency exposures of the Group are set out on page 142.

These positions, together with the currency composition of tiers 2 and 3 capital and minority interests in tier 1 and tier 2 capital, ensure that movements in exchange rates have little impact on the Group’s risk asset ratios. However, exchange rate movements do have an impact on reserves (see Consolidated statement of changes in reserves on page 111). With the positions in place at 31st December 2003, a hypothetical increase of 10% in the value of sterling against all currencies would have led to a fall of some £79m in reserves (2002: £36m).

Additional information on liquidity management
The tables below give details of the contractual obligations and commercial commitments of the Group as at 31st December 2003.

Contractual obligations

	Payments due by period
	Less than	One to	Four to	After	Total
	one	three	five	five
	year	years	years	years
	£m	£m	£m	£m	£m
Long-term debt	33,812	2,746	8,138	10,902	55,598
Capital lease obligations	15	17	42	36	110
Operating lease obligations	198	390	347	1,851	2,786
Purchase obligations	273	377	123	73	846
Other long-term liabilities	7	–	–	–	7

Total	34,305	3,530	8,650	12,862	59,347

Included within long-term debt is dated loan capital and debts securities in issue.

Purchase obligations relate to contracts for the provision of services such as office supplies, telecommunications and maintenance and sponsorship agreements where the Bank has entered into legally binding contracts to purchase products or services over a specified period of time.

Other long-term liabilities relate to obligations relating to the Group’s main defined benefit pension plans. Amounts are based on current and projected obligations of the plans, performance of plan assets and participant contributions.

Other commercial commitments

	Amount of commitment expiration per period
	Less than	One to	Four to	After	Total
	one	three	five	five	amounts
	year	years	years	years	committed
	£m	£m	£m	£m	£m
Acceptances and endorsements	581	90	–	–	671
Guarantees and assets pledged as collateral security	20,789	1,750	1,173	884	24,596
Other contingent liabilities	6,455	920	690	362	8,427

Documentary credits and other short-term trade related transactions	352	5	1	1	359
Forward asset purchases and forward forward deposits placed	72	–	–	16	88
Undrawn Note issuance and revolving underwriting facilities	–	–	–	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend	87,240	15,845	8,684	2,631	114,400

Total	115,489	18,610	10,548	3,894	148,541

Further information on guarantees is provided in Note 61 on page 187.

Barclays PLC Annual Report 2003       57

Risk Management
Management of Other Risks

In addition to the risks discussed so far, Barclays also faces a number of other risks which it groups and manages under Non-financial risk. Non-financial risk encompasses operational risk and business risk:

Operational risk is the risk of direct or indirect impacts resulting from inadequate or failed internal processes or systems or from external events. Major sources of operational risk include: implementation of strategic change, integration of acquisitions, outsourcing of operations, dependence on key suppliers, fraud, error, customer service quality, regulatory compliance, payment systems’ reliability, IT security, recruitment, training and retention of staff, and social and environmental impacts.

Business risk is the risk of adverse impact resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include: revenue volatility due to factors outside our control; inflexible cost structures; uncompetitive products or pricing; and structural inefficiencies.

Barclays is expanding its Group-wide commitment to the management of these risks. Barclays will continue to enhance its non-financial practices and methodologies where appropriate and will implement advanced non-financial risk management to enhance shareholder value and the quality of customer service.

Responsibility and control of non-financial risks
Barclays has a Group-wide non-financial risk framework, which is approved by the Board and is consistent with and part of the Group Risk Governance framework described earlier. Board Governance Standards have been established for all key areas of identified risk. These standards are high-level articulations of the Board’s risk control requirements.

Non-financial risk is subject to management and oversight throughout the organisation.

•	The prime responsibility for the management of non-financial risk and compliance with Board Standards rests with the businesses and functional units where the risk arises. Front-line non-financial risk managers are widely distributed throughout the Group in business units. They service and support these areas assisting line managers in managing these risks.

•	Business Risk Directors in each business are responsible for the implementation of and compliance with Group policies.

•	Governance and Control Committees in each business monitor risk management and control effectiveness.

•	Board Governance Standard owners have Group-wide responsibility for setting policy and providing expert advice to improve the management of non-financial risk by business managers. The standard owners are generally the Group functional units with the relevant expertise. For example, Group Human Resources own the people risk standard, Group Compliance the regulatory compliance standard and Group Finance the financial reporting standard.

•	In the corporate centre, the Non-Financial Risk Director exercises oversight over the portfolio of non-financial risk across the Group in accordance with the Group Non-Financial Risk Framework.

•	The Group Internal Audit function provides an assurance process for non-financial risk control across the organisation to the Board and senior management.

Measurement and management of non-financial risk

Risk assessment
A consistent approach to the identification and assessment of key risks and controls is undertaken across all business units. Scenario analysis and self-assessment techniques are widely used by business management for risk identification and evaluation of control effectiveness and monitoring capability. Business management determine whether particular risks are effectively managed within business risk appetite or otherwise take remedial action.

Risk event data collection and reporting
A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. Quantitative information about both internal and external risk events is used to analyse scenarios and to validate quantitative risk assessments.

Reporting
Business units are required to report on both a regular and an event-driven basis. The reports include a profile of the key risks to their business objectives, control issues of Group-level significance, and operational risk events (losses or incidents). Specific reports are prepared on a regular basis for the Group Risk Oversight Committee, the Board Risk Committee and the Board Audit Committee.

Economic capital
As for other risks, economic capital methodologies have been developed to allocate capital to business units for both operational and business risks. This risk-based capital provides businesses with incentives to demonstrate implementation of risk reduction practices or policies. The operational risk economic capital methodology includes the modelling of dominant unexpected risks and adjustments to reflect the business control environment. Continued enhancement of this methodology will support Barclays objective of qualifying for the ‘Advanced Measurement Approach’ under the proposed Basel II Accord.

Regulatory compliance risk management
Regulatory compliance risk arises from a failure or inability to comply with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance can lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

The Group is subject to extensive supervisory and regulatory regimes in the UK, elsewhere in Europe, the US, the Asia-Pacific region and in the other countries around the world in which it operates. Effective management of regulatory compliance risk is a key business line management accountability. It is the primary responsibility of business management to conduct business in accordance with applicable regulations and with an awareness of compliance risk. The Group Compliance Director is responsible for formulating and communicating a risk control framework for the management of compliance risk and for monitoring a reporting framework to assist business management in discharging its responsibility.

Legal risk management
Effective management of legal risk is a key business line management accountability. It is the primary responsibility of business management to conduct business in accordance with applicable laws and with an awareness of legal risk. Legal risk may arise in a number of ways, primarily:

•	Barclays businesses may not be conducted in accordance with applicable laws;
•	contractual arrangements may either not be enforceable as intended or may be enforced against Barclays in an adverse way;
•	the intellectual property of Barclays (such as its trade names) may not be adequately protected; and
•	Barclays may be liable for damages to third parties harmed by the conduct of its business.

The Group identifies and manages legal risk through the effective use of its internal and external legal advisers. The Group General Counsel is responsible for formulating and communicating a risk control framework for the management of legal risk and for monitoring a reporting framework to assist business management in discharging its responsibility.

Tax risk management
This is the risk of loss or increased charges associated with changes in, or errors in the interpretation of, taxation rates or law. Responsibility for control of this lies with the Group Taxation Director, reporting to the Group Finance Director, and systems are in place to identify and manage this risk.

This includes taking external advice as necessary. The businesses are advised of their obligations to comply with tax and reporting requirements. Whilst managed centrally, taxation staff are located within the business areas, in the UK and overseas, where this adds to the effectiveness of risk management.

Barclays PLC Annual Report 2003       59

Section 2
Results

61	Financial Data Barclays PLC

64	Business Description

70	Financial Review
70 Introduction
71 Financial performance 2003
72 Results by nature of income and expense
78 Analysis of results by business
84 Average balance sheet
88 Total assets and liabilities
88 Capital resources
90 Deposits
90 Short-term borrowings
91 Securities
92 Critical accounting estimates
94 Off balance sheet arrangements

96	Other Information
96 Economic and monetary union
96 International Financial Reporting standards
96 Supervision and regulation
98 Risk factors

100	Auditors’ Reports

101	Consolidated Accounts Barclays PLC
101 Accounting policies
106 Accounting presentation
107 Consolidated profit and loss account
108 Statement of total recognised gains and losses
109 Consolidated balance sheet
111 Consolidated statement of changes in reserves
112 Consolidated cash flow statement
113 Parent company accounts
114 Notes to the accounts

192	SEC Form 20-F Cross Reference and Other Information

194 Glossary

195	Barclays Bank PLC data

204	US GAAP Financial Data

205	Reconciliation of Economic Profit

206	Shareholder Information
206 Dividends
207 Trading market for ordinary shares of Barclays PLC
208 Shareholdings at 31st December 2003
209 Memorandum and Articles of Association
210 Taxation
212 Exchange controls and other limitations affecting security holders
212 Documents on display
212 Shareholder enquiries

213	Group Senior Management and Principal Offices

Financial Data Barclays PLC

Profit before tax

Earnings per share

Post-tax return on average shareholders’ funds

Dividends per share

Barclays PLC Annual Report 2003       61

Financial Data Barclays PLC

Consolidated profit and loss account summary(a)

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Interest receivable	12,427	12,044	13,458	11,788	9,320
Interest payable	(5,823)	(5,839)	(7,492)	(6,682)	(4,696)
Profit on redemption/repurchase of loan capital	–	–	–	2	3

Net interest income	6,604	6,205	5,966	5,108	4,627
Fees and commissions receivable	4,896	4,454	4,202	3,676	3,201
Less: fees and commissions payable	(633)	(529)	(465)	(320)	(275)
Dealing profits	1,054	833	1,011	677	556
Other operating income	490	364	428	353	287

Operating income	12,411	11,327	11,142	9,494	8,396

Administration expenses – staff costs	(4,295)	(3,755)	(3,714)	(3,219)	(3,057)
Administration expenses – other	(2,404)	(2,312)	(2,303)	(1,967)	(1,807)
Depreciation	(289)	(303)	(308)	(255)	(267)
Goodwill amortisation	(265)	(254)	(229)	(51)	(13)

Operating expenses	(7,253)	(6,624)	(6,554)	(5,492)	(5,144)

Operating profit before provisions	5,158	4,703	4,588	4,002	3,252

Provisions for bad and doubtful debts	(1,347)	(1,484)	(1,149)	(817)	(621)
Provisions for contingent liabilities and commitments	1	(1)	(1)	1	(1)

Provisions	(1,346)	(1,485)	(1,150)	(816)	(622)

Operating profit	3,812	3,218	3,438	3,186	2,630
Profit/(loss) from joint ventures	1	(5)	(1)	(1)	(1)
Profit/(loss) from associated undertakings	28	(5)	(8)	(7)	(13)
Loss on sale or restructuring of BZW	–	–	–	–	(30)
Profit/(loss) on disposal/termination of other Group undertakings	4	(3)	(4)	214	(108)

Profit on ordinary activities before tax	3,845	3,205	3,425	3,392	2,478
Tax on profit on ordinary activities	(1,076)	(955)	(943)	(901)	(655)

Profit on ordinary activities after tax	2,769	2,250	2,482	2,491	1,823
Profit attributable to minority and other non-equity interests	(25)	(20)	(36)	(46)	(52)

Profit for the financial year attributable to the members of Barclays PLC	2,744	2,230	2,446	2,445	1,771
Dividends	(1,340)	(1,206)	(1,110)	(927)	(746)

Profit retained for the financial year	1,404	1,024	1,336	1,518	1,025

Selected financial statistics

Earnings per ordinary share	42.3p	33.7p	36.8p	40.4p	29.6p
Dividends per ordinary share	20.5p	18.35p	16.625p	14.50p	12.50p
Dividend cover (times)	2.1	1.8	2.2	2.6	2.4
Attributable profit before tax as a percentage of:
average shareholders’ funds	23.5%	21.0%	23.9%	33.8%	29.2%
Attributable profit after tax as a percentage of:
average shareholders’ funds	16.9%	14.7%	17.4%	24.8%	21.5%
average total assets (Note (b))	0.6%	0.5%	0.6%	0.8%	0.7%
Average United States Dollar exchange rate used in preparing the accounts	1.64	1.50	1.44	1.52	1.62
Average euro exchange rate used in preparing the accounts	1.45	1.59	1.61	1.64	1.52

See Notes on page 63.

Consolidated balance sheet summary(a)

	2003	2002	2001	2000	1999
		restated	restated	restated	restated
	£m	£m	£m	£m	£m

Assets
Loans and advances to banks and customers	288,743	260,572	228,382	198,536	156,194
Other assets	139,917	129,191	113,923	102,489	88,507

	428,660	389,763	342,305	301,025	244,701
Infrastructure	6,624	6,015	6,137	6,450	2,089

	435,284	395,778	348,442	307,475	246,790
Retail life-fund assets attributable to policyholders	8,077	7,284	8,170	8,711	8,040

Total assets	443,361	403,062	356,612	316,186	254,830

Liabilities
Deposits by banks, customer accounts and debt securities in issue	328,529	304,817	273,073	240,607	191,781
Other liabilities	77,660	64,067	50,763	45,715	41,567

	406,189	368,884	323,836	286,322	233,348

Capital resources
Undated loan capital	6,310	6,678	5,054	4,022	1,749
Dated loan capital	6,029	4,859	4,933	3,698	2,848
Minority and other interests	283	156	134	250	352
Shareholders’ funds	16,473	15,201	14,485	13,183	8,493

	29,095	26,894	24,606	21,153	13,442

	435,284	395,778	348,442	307,475	246,790
Retail life-fund liabilities attributable to policyholders	8,077	7,284	8,170	8,711	8,040

Total liabilities and shareholders’ funds	443,361	403,062	356,612	316,186	254,830

Weighted risk assets and capital ratios

Weighted risk assets	188,997	172,748	158,873	147,040	115,878
Equity ratio	6.5%	6.6%	6.6%	6.2%	7.5%
Tier 1 ratio	7.9%	8.2%	7.8%	7.2%	7.5%
Risk asset ratio	12.8%	12.8%	12.5%	11.0%	11.3%

Selected financial statistics

Average shareholders’ funds as a percentage of average total assets (Note (b))	3.3%	3.5%	3.7%	3.2%	3.4%
Net asset value per ordinary share	251p	231p	217p	198p	142p
Year-end United States Dollar exchange rate used in preparing the accounts	1.78	1.61	1.45	1.49	1.62
Year-end euro exchange rate used in preparing the accounts	1.41	1.54	1.64	1.60	1.61

Notes

(a)	The financial information on pages 62 and 63 is extracted from the published accounts for the last five years, restated where appropriate to accord with the current accounting policies of the Group (see page 101). This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

(b)	For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.
Note 61 to the accounts provides a reconciliation of net profit and shareholders’ funds between the amounts calculated under UK GAAP and US GAAP.

Barclays PLC Annual Report 2003       63

Business Description

Business Description

Introduction

Barclays is an international financial services group engaged primarily in banking, investment banking and asset management. In terms of market capitalisation employed, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries and is a leading provider of global services to multinational corporations and financial institutions in the world’s main financial centres. Worldwide, the Barclays Group had 2,916 branches at 31st December 2003.

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

Results are also provided for Head office functions and other operations. The results for Personal Financial Services and Business Banking are reported after allocating the costs of shared support functions, the UK branch network and other common infrastructure.

The structural changes in the Group’s organisation announced on 9th October 2003 took effect from 1st January 2004.

Personal Financial Services

Personal Financial Services (PFS) provides a wide range of products and services to 14 million personal customers throughout the United Kingdom, including current accounts, savings, mortgages, consumer loans and general insurance. These are available to customers through integrated channels comprising the branch network, automated teller machines, telephone banking and online banking.

PFS works closely with other businesses in the Group, in particular Barclays Private Clients, Barclaycard and Business Banking.

Openplan from Barclays and The Woolwich is an integrated banking service that links customers’ current account, savings and mortgage, allowing customers automatically to switch money to earn a higher rate of interest, avoid overdraft charges, offset credit balances against mortgage balances and borrow at mortgage rates. Openplan offers access through the branch, on the phone and over the internet.

Within PFS, the principal goal has been to do more business with more customers. This has been achieved by building broader and deeper relationships with the existing customer base as well as attracting new customers. There has also been a focus on increasing risk-adjusted returns and continuing to strengthen the quality of the lending portfolio.

Key business developments in 2003:

•	Openplan has continued its strong growth and now has some 2.6 million customers. Balances within Openplan from Barclays grew to £17.5bn, comprising £12.9bn savings and £4.6bn mortgage balances. The proportion of customers new to Group choosing Openplan from Barclays was 10% for 2003. 67% of customers choosing Openplan from Woolwich were new to Group.

•	The number of value-added customer accounts (Additions and Platinum) increased to 2m representing 19% of the current account base.

•	Online customers increased to 4.5 million, with an increasing proportion of transactions now being undertaken online. Online savings balances, on average, are some 60% larger than balances through other channels.

•	Income growth was broadly based within PFS across general insurance, consumer finance and mortgages. The market for independent financial advice remained challenging.

•	Total mortgage balances increased 3% to £59.8bn. Gross new mortgage lending was £18.3bn (2002: £22.2bn) whilst net new mortgage lending was £2.0bn (2002: £6.9bn). Market share of net new lending in mortgages was 2% versus 9% in 2002. The loan to value ratio within the residential mortgage book on a current valuation basis averaged 40%.

•	PFS has continued to be a market-leading performer in the personal savings market. Total average savings balances increased 9% to £31.8bn, with Barclays branded savings balances increasing 19%.

Barclays Private Clients

Barclays Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing banking and asset management services.

The businesses have continued to maintain a strong focus on improving operational efficiency and developing a distinctive customer service.

The comparison with the 2002 results is impacted by the Caribbean business being accounted for as an associated undertaking, following the formation of FirstCaribbean on 11th October 2002, and by the acquisitions made during 2003.

The contribution recognised from the closed life assurance activities is reported separately to provide increased transparency in the financial reporting within Barclays Private Clients.

Barclays Private Clients works closely with other Group businesses, particularly Personal Financial Services, Business Banking, Barclays Global Investors and Barclays Capital, in order to enhance product development and customer service.

Key business developments in 2003:

•	The retail stockbroking business Charles Schwab Europe was acquired on 31st January 2003. In May 2003, Barclays announced the acquisition of Banco Zaragozano in Spain, which completed in mid-July. The acquisition of Gerrard completed in mid-December 2003.

•	Barclays Private Clients’ businesses were constrained in 2003 by lower average market levels and lower average interest rates than in 2002.

•	Globally affluent and high net worth client numbers increased 8% to 1,060,000.

•	Barclays Spain (excluding Banco Zaragozano) saw income rise 22% and operating profit rise 36%.

•	Affluent customer numbers in Spain increased by 26% to 81,000. Openplan in Spain attracted 15,000 new customers.

•	In Spain, the average products per customer was 3.2 increasing to 4.3 for Openplan customers.

•	Banco Zaragozano operating profit for 2003 increased by 15%. In the period since acquisition, Banco Zaragozano contributed operating profit of £18m.

•	Barclays Stockbrokers, including Charles Schwab Europe, saw average daily deal volumes increase to 8,350 per day (2002: 6,300), maintaining a leading market share in the UK of client order business.

•	With the acquisition of Gerrard, Barclays became the UK’s largest private client investment manager by funds under management.

•	The contribution from the closed long-term assurance funds was a loss of £77m (2002: loss £87m) including redress for customers in respect of sales of endowment policies.

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. In addition to its operations in the United Kingdom, Barclaycard is active in Germany, Spain, Greece, France, Italy and across Africa.

Barclaycard offers a full range of credit card services to individual and corporate customers, together with card payment facilities to retailers and other businesses.

Barclaycard continued to grow both its domestic and international businesses through organic and non-organic activity in 2003.

Key business developments in 2003:

•	Barclaycard has 11.4 million customers, primarily in the UK and Europe. In the UK alone, around one in every five credit cards is a Barclaycard.

•	Average extended credit balances amounted to more than 75% of total card outstandings. Average extended credit balances in the UK grew 14% year on year.

•	UK customer recruitment increased 27% to 1.5 million.

•	The number of customers registered for Barclaycard online services increased 36% to 1.5m (2002: 1.1m).

•	Barclaycard International has 1.42 million cards in issue.

•	Barclaycard International achieved a full year profit of £4m (2002: loss £14m). Income increased by 48% and average extended credit balances rose by 43%.

•	In April, Barclaycard purchased the global rights (excluding the UK and Singapore) to use the Manchester United credit card brand.

•	Barclaycard acquired Clydesdale Financial Services, a retailer point of sale of business, in May.

•	Barclaycard International entered the South African market in August through a strategic alliance with the Standard Bank of South Africa.

•	Barclaycard, already established in Spain, is working with Banco Zaragozano to accelerate growth from the established Barclaycard presence and the existing Banco Zaragozano cardholder base.

Barclays PLC Annual Report 2003       65

Business Description

Business Banking

Business Banking provides relationship banking to the Group’s large, medium and small business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to business centres in continental Europe and to the products and expertise of other businesses in the Group.

The strategy to accelerate business growth is underpinned by the Value Aligned Performance Measurement (VAPM) system which is linked to targets and reward. VAPM helps demonstrate the additional value that is generated through the acquisition of new customers, together with the strengthening and the expansion of relationships with existing customers.

Key business developments in 2003:

•	Business Banking has a relationship with over 730,000 customers and a market share of some 21%.

•	Recent independent research found that customers rate Business Banking first in the market for overall quality of service to Large and Medium Businesses; and second for overall quality of service to Small Businesses.

•	Business Banking revenues were impacted by the Competition Commission Inquiry transitional pricing remedy for small and medium business customers. Business Banking responded by consulting with qualifying customers and offered them a choice of either interest on current account or reduced money transmission charges.

•	Medium Business targeted propositions to specific customer segments including a Law Society accredited proposition for solicitors’ firms, a sector where customer recruitment rose 70%.

•	Over 75% of ailing business customers referred to Barclays Business Support during 2003 were returned to health and normal trading.

•	Average lending balances increased 11% to £47.0bn and average deposit balances increased 5% to £46.2bn. Lending growth remained concentrated towards better graded business customers and was well diversified by sector.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. The portfolio comprises banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

Barclays is one of the leading international banks in the region serving 1.5m customers. The strategy is to develop and grow the franchise through the migration of products skills and processes from other parts of the Barclays Group.

Key business developments in 2003:

•	Continued a programme of reinvestment and restructuring, modernising the business and positioning it for future growth.

•	Regional Head office functions were relocated from the UK to South Africa.

•	Increased investment was reflected in further branch refurbishment and upgrading operating systems.

•	The integration of BNPI Mauritius, acquired in November 2002, was completed and contributed to the growth of the business.

Barclays Capital

Barclays Capital is the investment banking division of Barclays, providing corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are split between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, and private equity.

Barclays Capital works increasingly with other Group businesses, including Barclays Private Clients, Business Banking and Barclays Global Investors, to provide a more integrated customer service and to develop business opportunities across the Group.

Key business developments in 2003:

•	Barclays Capital continued to improve its ranking in the global all debt league table, to fourth position from fifth position in 2002.

•	Barclays Capital increased its issuance volume of international bonds and syndicated loans to US$199bn compared to US$162bn in 2002.

•	Barclays Capital increased its issuance volume of European all debt to US$140bn (2002: US$116bn) and ranked third in 2003 (2002: second).

•	Barclays Capital remained in first position for issuing sterling denominated bonds with a 19% market share.

•	Barclays Capital improved its ranking to top ten in US investment grade corporate bonds from 13th position in 2002 with market share more than doubling.

•	Barclays Capital led 49 dollar denominated deals for US issuers in 2003 versus 24 in 2002 and only one prior to 2001.

•	E-commerce channels continued to see an increase in the volumes of business processed; half of clients’ foreign exchange tickets were executed electronically. Barclays Capital won several awards for e-commerce initiatives in 2003.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services. BGI offers structured investment strategies such as indexing, tactical asset allocation and risk-controlled active products such as hedge funds.

BGI also provides related investment services such as securities lending, cash management and portfolio transition services. Barclays Global Investors investment philosophy focuses on managing all dimensions of performance: return, risk and cost.

Key business developments in 2003:

•	BGI had over 2,500 institutional clients in 47 countries.

•	Investment performance continued to be good in our active strategies. 2003 average alpha across active products was 1.36% above benchmark.

•	Several important milestones were achieved by 31st December 2003: total assets under management exceeded US$1 trillion, of which more than US$200bn were in actively managed assets; and for the first time total revenues exceeded US$1bn.

•	£67bn net new assets were attracted in 2003. Approximately £25bn of net new assets flowed into index products, £23bn into active products, £14bn into Global iShares, Barclays brand of Exchange Traded Funds (ETFs), and £5bn into cash.

•	The active business accounted for over 60% of management fees and over 50% of total income.

•	BGI’s leading position in ETFs was extended with the launch of eight new funds and it became the largest ETF manager in the world. Global iShares, saw assets under management grow to US$69bn, up 97% (2002: US$35bn).

•	BGI is the largest global institutional asset manager of hedge fund assets.

•	BGI results were significantly affected by exchange rate translation movements.

Barclays PLC Annual Report 2003       67

Business Description

Head office functions and other operations

Head office functions comprise all the Group’s central activities, including Group Executive, Group Finance, Marketing and Communications, Human Resources, Group Strategy and Planning, Internal Audit, Marketing, Legal, Corporate Secretariat, Tax, Compliance and Risk. Central function costs incurred wholly on behalf of the business units are recharged to them.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are now being managed separately with the objective of maximising the recovery from the assets concerned.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group’s operational premises, property related services and other central items including activities which support the operating business and provide central information technology services.

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

The Group believes that the UK domestic economy is likely to perform well relative to the rest of Europe. A strong pick-up in external economic conditions – particularly from the United States – should help to bolster economic activity in the UK further and encourage a modest recovery in the Eurozone.

Financial markets recovered somewhat from the very low points reached in 2002, also reflecting the global economic recovery. Interest rates in the US and UK bottomed out in the latter part of 2003, creating conditions for modest rises over the next 12 months.

Group structure

Within Barclays Private Clients, the contribution recognised from the closed life assurance activities is reported separately to provide increased transparency.

The Group identified certain non-strategic operations in the Middle East which were previously reported within Barclays Capital. These are now separately managed with the objective of maximising the recovery from the assets concerned. These operations, together with South American Corporate Banking, which was separately identified in 2002, and residual balances from other Transition Businesses, are collectively reported as Transition Businesses within Head office functions and other operations.

The structural changes in the Group’s organisation announced on 9th October 2003 took effect from 1st January 2004.

Changes in accounting presentation

In 2003, the SEC adopted regulations relating to the presentation of financial data which is not based on the Generally Accepted Accounting Principles (GAAP) applied by SEC reporting companies. These regulations are commonly referred to as Regulation G.

Barclays has in the past published both Group statutory financial statements, as well as Group and business further analyses which were designed to assist the understanding of underlying operating trends. In this Annual Report, Barclays presents its financial results solely on a GAAP basis.

As a consequence, goodwill amortisation, restructuring costs and costs directly associated with the integration of Woolwich plc are included in all presentations of Group operating expenses and operating profit, while the profit/(loss) from joint ventures and associates is taken into account below operating profit.

The analysis of results by business incorporates goodwill amortisation, restructuring costs, costs directly associated with the integration of Woolwich plc and profit/(loss) from joint ventures and associates in a manner consistent with the Group presentation detailed above. Additionally, exceptional items are now allocated out to individual businesses. This is a different treatment to that included in the Results Announcement where the analysis of results by business excludes goodwill amortisation and exceptional items, and separately identifies restructuring costs.

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the change in accountancy policies discussed above.

Accounting developments in UK GAAP are described on pages 105 to 106 and those under US GAAP are described on pages 170 to 171.

Barclays PLC Annual Report 2003       69

Financial Review
Overview

Introduction

Barclays is an international financial services group engaged primarily in banking, investment banking and asset management. In terms of market capitalisation, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries around the world and is a leading provider of co-ordinated global services to multinational centres. Worldwide, the Barclays Group has over 2,900 branches and employs 74,800 people.

Our business is affected by global economic conditions generally, and particularly by conditions in the UK. The UK economy was stronger in 2003 than 2002, with the economy growing at 2.1%. There was a repositioning away from consumption towards corporate investment, government spending and a stronger trade balance. The US economy embarked on a vigorous recovery, with uncertainties about the strength and durability of the recovery diminishing. There are signs at last that the Eurozone economy may be stabilising.

As a financial services group domiciled in the UK, the majority of our earnings arise from the UK. We believe that our diverse portfolio of businesses provides a broad spread of earnings capabilities and offer greater resilience against exogenous events in any single geography.

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom or abroad. Factors such as the liquidity of the global financial markets; the level and volatility of equity prices and interest rates; investor sentiment; inflation; and the availability and cost of credit could significantly affect the activity level of customers. A continued market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions. In addition, changes in interest rate levels, yields curves and spreads may affect the interest rate margin realised between lending and borrowing costs.

Continuous improvement in productivity provides the ability to respond flexibly to any pressure to income growth, which would help offset the impact on overall profitability.

Key drivers underpinning the financial performance are detailed in the subsequent pages of the ‘Financial Review’ section. These include, for net interest income, the volume and rate of growth of asset and liability balances, together with the margin on these balances. Non-interest income is driven primarily by net fees and commissions and also comprises dealing profits and other operating income.

The principal drivers of expenses are staffing levels and their associated costs, performance related expenditure, the level of strategic investment spend and, in 2003, the move from a pension credit to a pension charge.

Provisions are driven by the quantity and quality of lending and reflect the condition of the credit environment.

In addition to the risk factors outlined on pages 98 to 99, other potential impacts on Barclays profitability are the consequences of potential regulation or legislation.

Goals
Barclays primary focus is to deliver superior value to its shareholders. To achieve this we use the principles of value-based management (VBM) to develop strategy, allocate resources and manage performance.

In applying VBM principles, Barclays has developed a disciplined fact-based approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option, in order to achieve profitable growth in all our businesses.

We use performance goals as an integral part of our value-based management disciplines. These are designed to stretch the thinking and ambition of our businesses. Goals have been set for four-year periods to align with the planning processes described above. In 1999, we announced goals for the 2000 to 2003 period. This performance cycle has concluded and we commenced a new cycle for the 2004 to 2007 period.

At the end of 1999, Barclays set a series of four-year performance goals for the period 2000 to 2003 inclusive. The primary goal was to achieve top quartile total shareholder return (TSR) relative to a peer group of 11 other UK and international financial services institutions. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

For the four year period from 31st December 1999 to 31st December 2003, Barclays was positioned third within its peer group, thereby achieving its primary goal of top quartile TSR performance.

Barclays announced on 12th February 2004 its performance goals for the four-year period, 2004 to 2007 inclusive. Our primary goal, to achieve top quartile total shareholder return, remains unchanged from the prior goal period. The peer group is reviewed annually to ensure it aligns with our business mix and the scale of our ambition. The peer group for 2004 is: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan & Chase, Lloyds TSB, Royal Bank of Scotland and UBS.

In addition, secondary goals are used to support the pursuit of top quartile TSR, economic profit (EP) and productivity. Barclays operating philosophy is ‘managing for value’. The strategies we follow and the actions we take are aligned to value creation for all stakeholders. Since the introduction of VBM, Barclays has used economic profit as its key internal financial measure, to support the achievement of our primary goal, to achieve top quartile total shareholder return. Barclays uses this non-GAAP measure as a key measure of performance because it believes that it provides important discipline in decision making.Barclays believes that EP encourages both profitable growth and the efficient use of capital. More information on the reconciliation of EP to profit before tax can be found on page 205.

We believe that, given current and expected market conditions, a compound annual growth rate in EP in the range of 10% to 13%, which would translate into cumulative EP generation of £7.3bn to £7.8bn, will be required to deliver top quartile shareholder returns over the 2004-2007 goal period.

Another supporting goal relates to improved productivity. World class productivity is an important contributor to sustaining strong performance. All businesses are expected to meet or exceed top quartile productivity performance relative to comparable peers within their sector. Those already at top quartile cost:income performance are expected to deliver a 1% per annum improvement.

We will continue to report progress against goals on a regular basis.

Financial performance 2003

The Group’s profit before tax in 2003 increased 20% (£640m) to £3,845m (2002: £3,205m). Operating income increased 10% (£1,084m) to £12,411m (2002: £11,327m) whilst operating expenses rose 9% (£629m) to £7,253m (2002: £6,624m). A third of the increase in operating expenses (£200m) was attributable to the move to a pensions charge (£128m) from a pensions credit (£72m) in 2002 in respect of the Group’s main UK Pension schemes. Restructuring costs amounted to £209m (2002: £187m). Goodwill amortisation was £265m (2002: £254m). Provisions for bad and doubtful debts fell 9% (£137m) to £1,347m (2002: £1,484m). Provisions excluding the impact of Transition Businesses fell 3% (36m) to £1,324m (2002: £1,360m). Earnings per share rose 26% to 42.3p (2002: 33.7p).

Non-performing lendings decreased by £371m to £4,155m. Potential problem loans increased by £173m to £1,477m. Coverage of non-performing lendings increased from 68.0% to 74.1% while the coverage of total potential credit risk lendings increased from 52.8% to 54.6%.

Shareholders’ funds increased by £1,272m primarily due to profit retentions. Weighted risk assets increased by £16bn (9%) up to £189bn. The tier 1 ratio decreased from 8.2% to 7.9% while the total risk asset ratio remained at 12.8%. Total assets increased by £40bn to £443bn.

Personal Financial Services operating profit increased 13% to £816m (2002: £720m). Operating income was up 7% at £3,109m (2002: £2,919m). Stronger lending and deposit volumes and active margin management helped drive income momentum. Operating expenses rose 7% to £1,990m (2002: £1,865m), with almost two-thirds of the increase attributable to the pensions charge and higher strategic investment spend. Provisions decreased 9% to £303m (2002: £334m) as both the quality of the loan portfolio and risk processes improved.

Barclays Private Clients operating profit for the ongoing business decreased 16% to £270m (2002: £323m). Business activity was impacted by significantly lower average equity markets and by lower average interest rates than in 2002. Operating income fell 4% to £1,350m (2002: £1,401m). Operating expenses including goodwill of £58m (2002: £45m), increased 1% to £1,049m (2002: £1,041m). The contribution from the closed life assurance activities was a loss of £77m (2002: loss £87m).

Barclaycard operating profit increased 16% to £689m (2002: £593m), with strong business volumes driving income growth of 16% to £1,830m (2002: £1,582m). Operating expenses rose 16% to £679m (2002: 587m), reflecting strong growth in business volumes, increased marketing activity and higher strategic investment expenditure. Provisions increased 15% to £462m (2002: £402m).

Business Banking operating profit increased 8% to £1,299m (2002: £1,206m) reflecting loan volume growth and stable lending margins, the benefits of tight cost management and well controlled risk. Operating income grew 5% to £2,628m (2002: £2,514m) reflecting the impact of the implementation of the Competition Commission Inquiry transitional pricing remedy. Operating expenses of £1,080m (2002: £1,082m) were flat relative to 2002 and included cost savings realised in the back office.

Barclays Africa operating profit increased 27% to £112m (2002: £88m). Operating income was up 18% at £325m (2002; £275m) driven by strong lending growth in selected markets. Operating expenses rose 16% to £186m (2002: £160m). Provisions were steady at £27m.

Barclays Capital operating profit increased 35% to £782m (2002: £578m). Operating income grew 18% to a record £2,652m (2002: £2,238m), with secondary income up 17% and primary income up 16%. Operating expenses rose 22% to £1,618m (2002: £1,326m) and reflected increased business as usual costs from higher business volumes and headcount growth, performance-based revenue related costs and increased strategic investment spend. Provisions declined 25% to £252m (2002: £334m) reflecting continued improvements in the quality of the loan book and in the corporate credit environment.

Barclays Global Investors operating profit increased 84% to £180m (2002: £98m). Operating income, predominantly fees and commissions, rose 22% to £672m (2002: £550m) reflecting growth in assets under management, good investment performance and increased higher margin business. Operating expenses increased 9% to £492m (2002: £452m).

Barclays PLC Annual Report 2003       71

Financial Review
Results by Nature of Income and Expense

Results by Nature of Income and Expense

Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 105 and 106.

Net interest income

Net interest income

	2003	2002	2001
	£m	£m	£m

Interest receivable	12,427	12,044	13,458
Interest payable	(5,823)	(5,839)	(7,492)

	6,604	6,205	5,966

Group net interest income increased by 6% to £6,604m, reflecting growth in balances which more than offset a 14 basis point fall versus 2002 in the Group net interest margin to 2.61% (2002: 2.75%).

The Group net interest margin of 2.61% (2002: 2.75%) includes 0.48% (2002: 0.55%) arising from the benefit of free funds. A component of the benefit of free funds is the hedge against short-term interest rate movements. The contribution of the hedge in 2003 was 0.19% (2002: 0.22%).

Average interest earning assets increased by 12% to £253bn (2002: £225bn), primarily due to a £9bn increase in average loans and advances to customers, largely in Personal Financial Services, Barclaycard and Business Banking and an £18bn increase in average holdings of debt securities balances, predominantly in Barclays Capital.

Domestic average interest earning assets increased by 7% to £162bn (2002: £152bn), predominantly driven by the £5bn increase in Business Banking average lending balances and a £4bn increase in average mortgage balances in Personal Financial Services. International average interest earning assets increased by 23% to £90bn (2002: £73bn), primarily driven by an increase in Barclays Capital wholesale activities.

The 14 basis points fall in the Group net interest margin was primarily attributable to a fall in the international net interest margin and a change in the mix of both assets and liabilities.

The domestic net interest margin rose by 3 basis points to 3.64% (2002: 3.61%), reflecting active management of margins across the UK businesses in competitive market conditions. Net interest margin improved relative to 2002 in mortgages and consumer finance and remained stable in retail savings and corporate lending.

The reduction of 19 basis points in the international margin was mainly as a result of an increase in higher quality assets in Barclays Capital, the conversion to associate status of the Caribbean business, a change in the currency mix of the portfolio and the general fall in global interest rates.

Net interest income in 2002 increased by 4% to £6,205m (2001: £5,966), reflecting growth in the average interest earning assets by 10% to £225bn. This was primarily due to a £6bn increase in UK mortgage balances, £4bn increase in debt securities holdings and £5bn of lending to banks.

In 2002, overall banking margins were 16 basis points down on 2001 to 2.75%. The adverse impact on the margin was largely due to the low interest rate environment, the competitive market conditions in the UK, particularly in the mortgage market, an increase in the non performing loans in the US and the managing down of the higher yielding South American Corporate Banking business.

In 2002, the benefit of free funds fell 0.08% to 0.33% as a result of the reduction in interest rates. However, the overall benefit of free funds on a hedged basis rose to 0.55% reflecting an increase in the effective rate of the hedge more than offsetting the fall in the liability interest rate.

Prevailing average interest rates

	2003	2002	2001
	%	%	%

United Kingdom:
Barclays Bank PLC base rate	3.69	4.00	5.12
London Inter-Bank Offered Rate (LIBOR):
three-month sterling	3.74	4.06	5.04
three-month eurodollar	1.21	1.80	3.78
United States prime rate	4.12	4.68	6.92

Average interest earning assets and liabilities –
banking business

	2003	2002	2001
	£m	£m	£m

Average interest earning assets:
Group	252,737	225,178	205,017
Domestic	162,434	151,810	141,087
International	90,303	73,368	63,930
Average interest bearing liabilities:
Group	224,778	199,708	184,105
Domestic	136,939	130,045	122,422
International	87,839	69,663	61,683

Yields, spreads and margins – banking business(a)

	2003	2002	2001
	%	%	%

Gross yield(b)
Group	4.92	5.35	6.56
Domestic	5.57	5.97	7.10
International	3.75	4.06	5.38
Interest spread(c)
Group	2.33	2.42	2.50
Domestic	3.28	3.22	3.23
International	0.68	0.80	0.91
Interest margin(d)
Group	2.61	2.75	2.91
Domestic	3.64	3.61	3.75
International	0.77	0.96	1.07

Notes
(a)	Domestic business is conducted primarily in the UK in sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the United Kingdom by Barclays Capital.

The yields, spreads, and margins shown above exclude non-margin related items including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

(b)	Gross yield is the interest rate earned on average interest earning assets.
(c)	Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.
(d)	Interest margin is net interest income as a percentage of average interest earning assets.

The net interest income and average balances of the trading business are shown separately on the average balance sheet on pages 84 to 87.

Non-interest income

Net fees and commissions

	2003	2002	2001
	£m	£m	£m

Fees and commissions receivable	4,896	4,454	4,202
Less: fees and commissions payable	(633)	(529)	(465)

	4,263	3,925	3,737

Group net fees and commissions increased by £338m (9%) to £4,263m, reflecting increases in most businesses, partially offset by a reduction in Barclays Private Clients.

In Personal Financial Services, net fees and commissions increased 1% (£8m) to £802m (2002: £794m). Underlying this were good performances from fee-based current accounts and consumer finance, largely offset by continued weakness in the independent financial adviser (IFA) business.

In Barclays Private Clients, net fees and commissions decreased 13% (£79m) to £515m (2002: £594m). This reflected the impact of lower average equity market levels in 2003 on sales of investment products and on fund management fees, together with the absence of the contribution from the Caribbean business. The average level of the FTSE 100 Index was 12% lower than in the prior year at 4,051 (2002: 4,599). Fee income improved significantly in the second half of 2003, reflecting volume growth and the recovery in equity markets towards the year end. Average daily deal volumes in UK retail stockbroking, including Charles Schwab Europe, increased to 8,350 (2002: 6,300). The stockbroking business maintained its leading UK position with a 19% (2002: 12%) market share of client order business.

In Barclaycard, net fees and commissions increased 14% (£97m) to £793m (2002: £696m), as a result of higher cardholder activity and good volume growth within the merchant acquiring business.

In Business Banking, net fees and commissions increased 7% (£61m) to £925m (2002: £864m), driven by lending related fees which rose strongly, reflecting the growth in the balance sheet. Foreign exchange commission income grew due to increased business volumes. Money transmission income fell as a result of the alternative offer made in response to the Competition Commission Inquiry transitional pricing remedy and the targeted migration of transactions to electronic channels.

Net fees and commissions in Barclays Africa rose 17% (£19m) to £133m (2002: £114m), reflecting growth in fee-based services, treasury profits and the impact of the acquisition of BNPI Mauritius in 2002.

In Barclays Capital, net fees and commissions increased 16% (£74m) to £537m (2002: £463m), with good performances across the Credit businesses.

In Barclays Global Investors, net fees and commissions increased 23% (£124m) to £662m (2002: £538m), reflecting good income generation across a diverse range of products, distribution channels and geographies. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in the sales of higher margin products, good investment performance and the recovery in equity markets towards the year end, which more than compensated for the adverse impact of foreign exchange translation movements. Actively managed assets now generate over 60% of management fees and over 50% of total income. Securities lending income growth was good, benefiting from higher volumes.

Barclays PLC Annual Report 2003       73

Financial Review
Results by Nature of Income and Expense

In 2002, net fees and commissions increased by £188m to £3,925m (2001: £3,737), primarily due to the impact of replacing annual fees with fees based on account activity in Barclaycard and the strong performance from primary bonds and structured capital markets in Barclays Capital. Barclaycard and Barclays Capital contributed £696m and £463m respectively.

Barclays Private Clients and Barclays Global Investors contributed increases totalling £47m. Business Banking contributed an increase of £31m. In Barclays Africa, there was a £16m reduction principally due to the situation in Zimbabwe. In Personal Financial Services, there was a reduction of £12m reflecting lower income from independent financial advice.

Personal Financial Services, Barclays Private Clients and Business Banking fees and commissions included £135m (2001:£129m) in respect of foreign exchange income on customer transactions with Barclays Capital.

Dealing profits

	2003	2002	2001
	£m	£m	£m

Rates related business	909	876	823
Credit related business	145	(43)	188

	1,054	833	1,011

Almost all the Group’s dealing profits are generated in Barclays Capital.

Dealing profits grew 27% to £1,054m, driven by significant growth in client transaction volumes, particularly in continental Europe. The strong performances in the Credit businesses, principally in corporate bonds, were due to credit spreads tightening in the secondary bond markets. The growth in Rates related businesses reflected good results from equity related activities and money markets. Fixed income, foreign exchange and commodities continued to make good contributions.

Total foreign exchange income was £498m (2002: £496m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors, both externally and with Barclays Capital, is reported in those business units, within fees and commissions.

Dealing profits in 2002 fell to £833m (2001: £1,011m). The fall resulted from poor conditions in the credit and equity markets with losses in the Credit businesses partially offset by good performances in Rates.

Other operating income

	2003	2002	2001
	£m	£m	£m

Premium income on insurance underwriting	264	178	158
Profits on disposal of investment securities	73	58	37
Loss/income from the long-term assurance business	(33)	(51)	127
Property rentals	15	20	30
Dividend income from equity shares	6	7	8
Other income	165	152	68

	490	364	428

Other operating income increased by £126m (35%) to £490m (2002: £364m).

Premium income on insurance underwriting rose by £86m to £264m (2002: £178m) as a result of a good increase from consumer lending activities, a favourable claims experience and a one-off income gain of £43m resulting from an adjustment to insurance reserves.

Profits on disposal of investment securities primarily reflects realisations in the private equity business within Barclays Capital.

The substantial majority of the Group’s long-term assurance activity is based in the UK. This UK business, which closed to new business following the Legal & General alliance in 2001, was the main contributor to the loss of £33m for 2003 and the losses experienced in 2002.

Income from the long-term assurance business reflects an investment gain compared to a loss in 2002 and increased income from the ongoing life business. These were partially offset by a reduction in the benefit of actuarial assumptions and other movements and the costs of redress for customers in respect of sales of endowment policies of £95m (2002: £19m).

Other operating income in 2002 decreased by 15% (£64m) to £364m (2001:£428m). This was primarily due to a loss of £51m (2001: income £127m) relating to the long-term assurance business mainly arising from the impact of stock market movements during the year.

This was partially offset by a revision of estimated amounts expected to be repaid on banking liabilities caused by the alignment of Woolwich to Barclays practice, (£59m). In addition, premium income on insurance underwriting increased by £20m and a restructuring of the loan portfolio generated a further £39m.

Administrative expenses – staff costs

	2003	2002	2001
	£m	£m	£m
Salaries and accrued incentive payments	3,441	3,159	3,149
Social security costs	278	240	243
Pension costs	180	(27)	(17)
Post-retirement health care	19	15	–
Other staff costs	377	368	339

	4,295	3,755	3,714

Staff costs
Staff costs increased by 14% to £4,295m (2002: £3,755m).

Salaries and accrued incentive payments increased by 9% (£282m) to £3,441m (2002: £3,159m) reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors.

Pension costs comprise all UK and international pension schemes. Included in the costs is the charge of £128m (2002: £72m credit) in respect of the Group’s main UK pension schemes.

Permanent and contract staff numbers increased by 100 during 2003. The implementation of restructuring programmes resulted in a decrease of 4,400 staff. This was more than offset by an increase of 3,700 staff from the acquisitions of Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard and the recruitment of an additional 500 staff in Barclaycard and 300 staff elsewhere.

Staff costs in 2002 were 1% higher than in 2001. Salaries and accrued incentive payments were broadly flat, with the impact of the UK annual pay award offset by a reduction in Group staff and payments to temporary staff. Increased costs in Barclays Global Investors were in line with improved performance and more than offset by a reduction in Barclays Capital.

Staff numbers(a)

	2003	2002	2001
By class of business
Personal Financial Services(b)	25,800	27,200	29,700
Barclays Private Clients(c)	13,000	10,700	12,900
Barclaycard(d)	5,300	4,700	4,200
Business Banking(e)	9,000	9,700	9,900
Barclays Africa(f)	6,800	7,500	8,000
Barclays Capital	5,700	5,500	5,500
Barclays Global Investors	2,000	2,100	2,100
Head office functions and other operations(g)	7,200	7,300	6,300

Total Group permanent and contract staff worldwide	74,800	74,700	78,600
Temporary and agency staff worldwide	4,100	3,700	4,600

Total including temporary and agency staff	78,900	78,400	83,200

By geographic segments
United Kingdom	58,000	59,000	60,400
Non-United Kingdom	16,800	15,700	18,200

	74,800	74,700	78,600

Notes
(a)	Staff numbers are on a full-time equivalent basis UK permanent and contract staff.

(b)	Staff numbers decreased since 31st December 2002 by 1,400, as a result of a number of productivity initiatives.

(c)	The increase in staff numbers includes 3,500 staff arising from the acquisition of Charles Schwab Europe, Banco Zaragozano and Gerrard partially offset by restructuring initiatives (1,200).

(d)	Includes 200 staff arising from the acquisition of Clydesdale Financial Services and the recruitment of an additional 500 staff in Barclaycard, partially offset by restructuring initiatives (100).

(e)	Staff numbers decreased since 31st December 2002 by 700 due to various restructuring initiatives.

(f)	The decrease in staff numbers is due to restructuring initiatives mainly within the Kenyan, Zambian and Zimbabwean operations.

(g)	Staff numbers include staff undertaking certain activities which support the operating business and provide central information technology services, whose costs are predominantly passed on to the businesses.

Staff numbers

Barclays PLC Annual Report 2003       75

Financial Review
Results by Nature of Income and Expense

Administrative expenses – other

	2003	2002	2001
	£m	£m	£m
Property and equipment expenses
Hire of equipment	8	12	16
Property rentals	184	180	183
Other property and equipment expenses	901	793	775

	1,093	985	974
Other administrative expenses
Stationery, postage and telephones	311	294	318
Advertising and market promotion	237	238	212
Travel, accommodation and entertainment	145	136	143
Subscriptions and publications	91	86	83
Sundry losses, provisions and write-offs	128	121	141
Consultancy fees	56	85	133
Professional fees	159	161	137
Other expenses	184	206	162

	1,311	1,327	1,329

	2,404	2,312	2,303

Administrative expenses – other rose by 4% (£92m) to £2,404m (2002: £2,312m). Property and equipment expenses increased by 11% (£108m) to £1,093m as a result of increased outsourced processing, information technology costs, and property repairs and maintenance.

Other administrative expenses were broadly flat at £1,311m (2002: £1,327m). Increases across a number of expense categories reflected higher business activity and were more than offset by reductions in a number of other categories including consultancy spend and other expenses.

In 2002, administrative expenses – other were broadly flat at £2,312m (2001: £2,303m). Property and equipment expenses were £11m higher, reflecting higher external information technology costs.

Other administrative expenses reduced by £2m to £1,327m (2001: £1,329m). Increased advertising and market promotion expenditure, including costs relating to the launch of Barclaycard Direct, Openplan from Barclays and other campaigns, were offset by reductions in other areas.

Depreciation

	2003	2002	2001
	£m	£m	£m
Property depreciation	93	93	105
Equipment depreciation	196	198	194
Loss on sale of equipment	–	12	9

	289	303	308

Goodwill amortisation

	2003	2002	2001
	£m	£m	£m
Woolwich plc	206	206	206
Other	59	48	23

	265	254	229

Other goodwill amortisation increased in 2003, primarily as a result of the acquisition of Banco Zaragozano in July 2003.

Provisions for bad and doubtful debts

	2003	2002	2001
	£m	£m	£m
Specific charge	1,320	1,486	1,165
General charge/(release)	27	(2)	(16)

	1,347	1,484	1,149

Provisions fell 9% (£137m) to £1,347m (2002: £1,484m). Provisions excluding the impact of Transition Businesses, mainly Argentina in 2002, fell 3% (£36m) to £1,324m (2002: £1,360m). The Group’s provisions charge improved significantly to 0.73% (2002: 0.85%) of average banking loans and advances.

Business Banking provisions increased broadly in line with portfolio growth. Provisions fell in Barclays Capital reflecting the ongoing improvement in the loan book and the continued recovery in the large corporate credit environment.

Provisions fell in Personal Financial Services with an improvement in the quality of the loan portfolio and improved risk management. The reduction occurred in the unsecured lending portfolio. Provisions for mortgages remained at a very low rate. Barclaycard provisions increased in line with continued portfolio growth.

While the specific provisions balance declined, the year-end general provision stock increased by 8% (£58m) to £795m (2002: £737m). Improvement in the credit quality of the portfolio as a whole was offset by portfolio growth, credit considerations relating to particular customer segments, and acquisitions, especially Banco Zaragozano.

In 2002, the net provisions charge for bad and doubtful debts increased by £335m to £1,484m. The greater part of this increase occurred in the Barclays Capital (£231m), reflecting difficult economic conditions in the telecommunications and energy sectors, particularly in the US. Provisions also increased in South American Corporate Banking mainly related to Argentina (£96m).

Bad debt provisions declined by 13% in Personal Financial Services –reflecting in part improvements in risk management – and grew in other businesses broadly in line with the growth in those portfolios.

Profit/(loss) from joint ventures and
associated undertakings

	2003	2002	2001
	£m	£m	£m

Profit/(loss) from joint ventures	1	(5)	(1)
Profit/(loss) from associated undertakings	28	(5)	(8)

	29	(10)	(9)

In 2003, the profit from associated undertakings for the year primarily relates to the investment in FirstCaribbean (including goodwill amortisation of £7m).

In 2002, the loss from joint ventures related primarily to an entity within Personal Financial Services. The loss from associated undertakings included a loss of £9m relating to FirstCaribbean integration and restructuring costs. It also included £1m relating to the amortisation of the goodwill arising on completion of the Caribbean transaction.

(Loss)/profit on disposal/termination
of Group undertakings

	2003	2002	2001
	£m	£m	£m

Profit on disposal of other Group undertakings	4	8	(4)
Loss on termination of Group activities	–	(11)	–

	4	(3)	(4)

Tax
The overall tax charge is explained in the following table:

	2003	2002	2001
	£m	£m	£m

Tax charge at average United Kingdom corporation tax rate of 30% (2001: 30%; 2000: 30%)	1,153	961	1,027
Prior year adjustments	(21)	(25)	34
Effect of change in non-allowable general provisions	2	(2)	(11)
Effect of non-allowable property write-downs and depreciation	13	12	17
Net effect of differing tax rates overseas	(95)	(70)	(65)
Net effect of overseas losses not available for relief in the United Kingdom	(12)	(40)	(17)
Other non-allowable expenses	(28)	8	(21)
Gains covered by capital losses brought forward	(44)	(3)	(49)
Goodwill	74	69	67
Other items	34	45	(39)

Overall tax charge	1,076	955	943

Effective tax rate %	28.0	29.8	27.5

The charge for the year is based upon the UK corporation tax rate of 30% for the calendar year 2003 (2002: 30%). The effective rate of tax was 28.0% (2002: 29.8%). The decrease in the rate was primarily due to the beneficial effects of lower tax on overseas income, recognition of agreed capital gains tax losses and certain non-taxable gains, partially offset by the absence of tax relief on goodwill.

Barclays PLC Annual Report 2003       77

Financial Review
Analysis of Results by Business

Analysis of Results by Business

The following section analyses the Group’s performance within the businesses. Inter-business activities are included within these figures. The total income and expenditure for the businesses therefore does not necessarily equate to the amounts reported in the Group’s results.

Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 105 and 106.

The analysis of results by business incorporates goodwill amortisation, restructuring costs, costs directly associated with the integration of Woolwich plc and profit/(loss) from joint ventures and associates in a manner consistent with the Group presentation detailed above. Additionally, exceptional items are now allocated out to individual businesses. This is a different treatment to that included in the Results Announcement where the analysis of results by business excludes goodwill amortisation and exceptional items, and separately identifies restructuring costs.

Personal Financial Services

	2003	2002	2001
	£m	£m	£m

Net interest income	1,949	1,834	1,911
Net fees and commissions	802	794	805
Other operating income	358	291	193

Operating income	3,109	2,919	2,909
Goodwill amortisation	(151)	(151)	(151)
Other operating expenses	(1,839)	(1,714)	(1,735)
Operating expenses	(1,990)	(1,865)	(1,886)

Operating profit before provisions	1,119	1,054	1,023
Provisions for bad and doubtful debts	(303)	(334)	(375)

Operating profit	816	720	648
Profit from associated undertakings	6	3	4
Exceptional items	(1)	(11)	(8)

Profit on ordinary activities before tax	821	712	644

Personal Financial Services operating profit increased 13% (£96m) to £816m (2002: £720m), reflecting good income momentum, continued good cost control and reduced provisions.

Operating income increased 7% (£190m) to £3,109m (2002: £2,919m). Net revenue (operating income less provisions) increased 9% to £2,806m (2002: £2,585m).

Operating income growth was broadly based: general insurance rose 32%; consumer finance rose 15%; mortgages rose 10%; and current accounts and savings rose 2%. Income from independent financial advice fell 28%.

Net interest income increased 6% (£115m) to £1,949m (2002: £1,834m). Growth resulted from higher average product balances and improved asset margins. The retail savings margin remained stable.

Consumer finance experienced good growth in average balances, up 6% to £6.8bn (2002: £6.4bn), and improved margins. Sales of the key Barclayloan product were particularly strong, increasing 32%.

A significant part of the new consumer loan business was in the better risk grades.

Average savings balances increased 6% to £30.9bn (2002: £29.2bn), after transferring some balances to Barclays Private Clients in the second half of 2003. Excluding the impact of the transfer average savings balances increased 9% to £31.8bn (2002: £29.2bn). Barclays branded savings continued to perform strongly, growing 19%. This was a market leading performance driven by Openplan.

Average residential mortgage balances increased 8% to £59.0bn (2002: £54.5bn). The selective approach taken to certain sectors of the mortgage market has been maintained throughout 2003. Gross advances were £18.3bn (2002: £22.2bn), a gross market share of 7% (2002: 10%). Net lending of £2.0bn (2002: £6.9bn) represented a net market share of 2% (2002: 9%). UK residential mortgage balances ended the period at £59.8bn (31st December 2002: £57.8bn). The interest spread on new mortgage business increased.

Net fees and commissions increased 1% (£8m) to £802m (2002: £794m). Underlying this were good performances from fee-based current accounts and consumer finance, largely offset by continued weakness in the independent financial adviser (IFA) business.

Other operating income increased by 23% (£67m) to £358m (2002: £291m). This resulted from a strong performance in general insurance activities, reflecting increased sales of personal protection insurance products, and a more favourable claims experience. A one-off income gain of £43m arose through an adjustment to insurance reserves.

Contributing to the overall increase in operating income has been the continued success of Openplan. Customer numbers now total 2.6m (2002: 2m), with deeper customer relationships evident through significantly higher product penetration and income contribution than for non-Openplan relationships. The percentage of new to Group customers in Openplan has increased. Openplan from Barclays has attracted 1.25m customers (2002: 0.78m) across the UK. Product penetration was an average of 4.6 products per customer, well above the average of 2.6 outside Openplan. Annual customer income was £397, relative to £249 outside Openplan. Openplan from Woolwich customer numbers rose to 1.40m (2002: 1.21m) with average product penetration of 3.2 products per customer relative to 1.5 outside Openplan. Annual customer income was £311, relative to £165 outside Openplan.

Operating expenses rose 7% (£125m) to £1,990m (2002: £1,865m), with around half of the increase attributable to the impact of the pension charge of £40m (2002: credit £20m). Business as usual costs were tightly managed to improve operational efficiency, and staff numbers continued to decline. Headcount fell to 25,800 (2002: 27,200). Strategic investment spend increased. Integration costs associated with the Woolwich integration reduced to £50m (2002: £70m). Operating expenses included goodwill of £151m (2002: £151m).

Provisions decreased 9% (£31m) to £303m (2002: £334m), reflecting the overall quality of the lending portfolio, improvements to risk management processes and a reduction in problem loans. Coverage ratios improved. The loan to value ratio within the mortgage book on a current valuation basis averaged 40% (2002: 45%).

Personal Financial Services operating profit in 2002 was £720m (2001: £648m). Operating income was steady at £2,919m (2001: £2,909m).

Net interest income in 2002 was £1,834m (2001: £1,911m). Margin pressures, particularly within mortgages, were actively managed with increased balances mitigating some of the compression.

Net fees and commissions in 2002 were £794m (2001: £805m).

Other operating income in 2002 was £291m (2001: £193m). The contribution from payment protection income increased strongly (18%) to £171m (2001: £145m) reflecting consumer lending activities. An increase of £59m resulted from a revision of the estimated amounts expected to be repaid on banking liabilities in the light of experience since the Woolwich acquisition in 2000 and to align Woolwich with Barclays practice.

Operating expenses in 2002 fell 1% to £1,865m (2001: £1,886m) despite significant continued investment in infrastructure and the higher costs associated with increased business volumes.

Provisions in 2002 were £334m (2001: £375m) despite growth in lending balances. This primarily reflected the implementation of specific initiatives to improve the overall risk profile of our lending portfolio, particularly in relation to consumer loans and current accounts.

Barclays Private Clients

	2003	2002	2001
	£m	£m	£m

Net interest income	804	788	870
Net fees and commissions	515	594	567
Other operating income	31	19	(11)

Operating income	1,350	1,401	1,426
Goodwill amortisation	(58)	(45)	(45)
Other operating expenses	(991)	(996)	(960)
Operating expenses	(1,049)	(1,041)	(1,005)

Operating profit before provisions	301	360	421
Provisions for bad and doubtful debts	(31)	(37)	(36)

Operating profit – ongoing business	270	323	385
Profit/(loss) from associated undertakings	16	(8)	–
Exceptional items	7	(2)	4

Profit on ordinary activities before tax – ongoing business	293	313	389
Contribution from closed life assurance activities	(77)	(87)	123

Profit on ordinary activities before tax	216	226	512

Barclays Private Clients operating profit for the ongoing business fell 16% (£53m) to £270m (2002: £323m). Barclays Private Clients profit before tax for the ongoing business including the contribution of FirstCaribbean and exceptional items, decreased 6% to £293m (2002: £313m).

Net interest income increased 2% (£16m) to £804m (2002: £788m). The increase reflected a resilient core banking performance, the continued success of Openplan in Spain and the inclusion of Banco Zaragozano, which together more than offset the absence of the contribution from the Caribbean business. Average customer deposits increased 5% to £41bn (2002: £39bn), including the transfer of some client savings balances from Personal Financial Services in the second half of 2003.

Excluding the impact of the transfer, average customer deposits increased 3% to £40bn (£39bn). Average loans increased 44% to £13bn (2002: £9bn). Margins remained broadly stable.

Net fees and commissions decreased 13% (£79m) to £515m (2002: £594m). This reflected the impact of lower average equity market levels in 2003 on sales of investment products and on fund management fees, together with the absence of the contribution from the Caribbean business. The average level of the FTSE 100 Index was 12% lower than in the prior year at 4,051 (2002: 4,599). Fee income improved significantly in the second half of 2003, reflecting volume growth and the recovery in equity markets towards the year end. Average daily deal volumes in UK retail stockbroking, including Charles Schwab Europe, increased to 8,350 (2002: 6,300). The stockbroking business maintained its leading UK position with a 19% (2002: 12%) market share of client order business.

Operating expenses increased 1% (£8m) to £1,049m (2002: £1,041m). The tight control of costs, together with the impact of the deconsolidation of the Caribbean business, fully mitigated the additional pensions charge of £28m (2002: credit £13m), the inclusion of costs relating to Banco Zaragozano and Charles Schwab Europe, and increased restructuring charges. Operating expenses included goodwill of £58m (2002: £45m).

Provisions decreased £6m to £31m (2002: £37m), reflecting the impact of the Caribbean transaction.

Total customer funds, comprising customer deposits and assets under management (including assets managed by Legal & General under the strategic alliance), increased £24bn to £109bn (31st December 2002: £85bn). This was due to the inclusion of funds relating to the acquired businesses of Charles Schwab Europe, Banco Zaragozano and Gerrard (which together amounted to £19bn), the impact of new business, favourable exchange rate movements and improved stock market levels. Customer deposits increased by £5bn to £44bn (31st December 2002: £39bn), reflecting the inclusion of Banco Zaragozano and savings balances of £1.9bn which were transferred from Personal Financial Services in the second half of 2003.

Sales of Legal & General life and pensions products have fallen in line with industry trends. Sales of funds and bonds were impacted by reduced customer demand for investment products.

Openplan in UK Premier attracted £1.1bn of new mortgage balances together with £1.3bn of additional savings in the year.

Income in Spain, excluding Banco Zaragozano, continued to grow significantly in 2003, increasing 22% (£32m) to £179m (2002: £147m). This reflected the continued success of Openplan mortgage products together with favourable exchange rate movements. 15,000 new customers were recruited to Openplan in Spain in 2003.

The first benefits of the integration of Banco Zaragozano were evident: sales of non-core assets totalling some £175m, representing 23% of the purchase consideration; progress has been made on the combination of Head office functions and technology integration; and Barclays products have been successfully launched into the Banco Zaragozano customer base. The majority of the restructuring costs will be borne in 2004 and 2005.

The contribution from the closed life assurance activities, a loss of £77m (2002: loss of £87m), comprises the embedded value of the closed Barclays Life fund and former Woolwich Life fund together with the costs relating to redress for customers in respect of sales of endowment policies. Of the loss of £77m in the Group’s results, £42m is included within other operating income and £35m within net interest income.

Barclays PLC Annual Report 2003       79

Financial Review
Analysis of Results by Business

Total costs relating to customer redress in respect of mortgage endowment policies were £95m (2002: £19m).

Barclays Private Clients operating profit in the ongoing business in 2002 fell 16% to £323m (2001: £385m), due primarily to the weaker interest rate environment in 2002 and margin compression.

On 11th October 2002, the Caribbean businesses of Barclays and Canadian Imperial Bank of Commerce were combined to form FirstCaribbean International Bank Ltd, and the interest in FirstCaribbean was accounted for as an associated undertaking thereafter.

Operating income from the ongoing business in 2002 decreased 2% to £1,401m (2001: £1,426m).

Net interest income from the ongoing business in 2002 decreased 9% to £788m (2001: £870m). The increased income generated from higher average customer deposits and average loans was offset by margin compression and the effects of lower interest rates.

Net fees and commissions from the ongoing business in 2002 increased 5% to £594m (2001: £567m) resulting from commission income associated with the regulated sales force which was previously offset against costs and borne within the life assurance fund.

Operating expenses in 2002 increased 4% to £1,041m (2001: £1,005m). Costs were tightly managed and were lower than 2001 when excluding the £72m (2001: £31m) of costs attributable to the change in treatment of the regulated sales force.

The loss of £87m from the closed life assurance activities in 2002 compared to a profit of £123m in 2001, was due to the impact of declining equity markets in 2002 in addition to one-off benefits in 2001 such as the gain of £45m from the Legal & General Strategic Alliance.

Barclaycard

	2003	2002	2001
	£m	£m	£m
Net interest income	1,037	886	815
Net fees and commissions	793	696	577
Other operating income	–	–	1

Operating income	1,830	1,582	1,393
Goodwill amortisation	(33)	(22)	(6)
Other operating expenses	(646)	(565)	(505)
Operating expenses	(679)	(587)	(511)

Operating profit before provisions	1,151	995	882
Provisions for bad and doubtful debts	(462)	(402)	(381)

Operating profit	689	593	501
Profit/(loss) from joint ventures	2	(4)	(4)
Exceptional items	–	2	(9)

Profit on ordinary activities before tax	691	591	488

Barclaycard operating profit increased 16% (£96m) to £689m (2002: £593m).

Operating income increased 16% (£248m) to £1,830m (2002: £1,582m). Net revenue (operating income less provisions) increased 16% (£188m) to £1,368m (2002: £1,180m).

Net interest income increased 17% (£151m) to £1,037m (2002: £886m), due to good growth in UK average extended credit balances, up 14% to £7.4bn (2002: £6.5bn). Growth in new UK customers remained strong, up 27%, with 1,547,000 (2002: 1,218,000) recruited in the period.

Net fees and commissions increased 14% (£97m) to £793m (2002: £696m), as a result of higher cardholder activity and good volume growth within the merchant acquiring business.

Operating expenses increased 16% (£92m) to £679m (2002: £587m). The increase reflected higher business volumes and greater marketing activity. Strategic investment spend increased as Barclaycard enhanced operational capabilities. Operating expenses included goodwill of £33m (2002: £22m).

Provisions increased 15% (£60m) to £462m (2002: £402m), in line with the growth in lending.

Barclaycard International made a profit of £4m (2002: loss £14m) whilst maintaining significant ongoing investment in the existing businesses and launching into new markets. Income increased by 48% and average extended credit balances rose by 43%. The number of Barclaycard International cards in issue rose to 1.42m (2002: 1.28m).

Net interest income in 2002 increased 9% to £886m (2001: £815m). This was mainly due to good growth in average UK extended credit balances, up 9% to £6.5bn (2001: £6.0bn).

Net fees and commissions in 2002 increased 21% to £696m (2001: £577m), principally as a result of replacing UK annual fees with fees based on account activity.

Operating expenses in 2002 increased by 15% to £587m (2001: £511m). Included in operating expenses was goodwill of £22m (2001: £6m).

Provisions in 2002 increased 6% to £402m (2001: £381m) in line with the growth in average extended credit balances.

Business Banking

	2003	2002	2001
	£m	£m	£m
Net interest income	1,665	1,626	1,553
Net fees and commissions	925	864	833
Other operating income	38	24	(4)

Operating income	2,628	2,514	2,382
Goodwill amortisation	(9)	(21)	(12)
Other operating expenses	(1,071)	(1,061)	(1,111)
Operating expenses	(1,080)	(1,082)	(1,123)

Operating profit before provisions	1,548	1,432	1,259
Provisions for bad and doubtful debts	(249)	(226)	(210)

Operating profit	1,299	1,206	1,049
Profit/(loss) from associated undertakings	3	(2)	(11)
Exceptional items	(1)	6	1

Profit on ordinary activities before tax	1,301	1,210	1,039

Business Banking operating profit increased 8% (£93m) to £1,299m (2002: £1,206m), as a result of good income growth, continued tight cost management and well-controlled risk. Operating income increased 5% (£114m) to £2,628m (2002: £2,514m). Net revenue (operating income less provisions) increased 4% (£91m) to £2,379m (2002: £2,288m).

Net interest income increased 2% (£39m) to £1,665m (2002: £1,626m). Average lending balances increased 11% to £47.0bn (2002: £42.3bn) and average deposit balances increased 5% to £46.2bn (2002: £43.9bn). Lending margins were maintained and lending growth was concentrated towards higher quality large and medium business customers. The impact of the Competition Commission Inquiry transitional pricing remedy and the lower interest rate environment contributed to lower deposit margins.

Net fees and commissions increased 7% (£61m) to £925m (2002: £864m), driven by lending related fees which rose strongly, reflecting the growth in the balance sheet. Foreign exchange commission income grew due to increased business volumes. Money transmission income fell as a result of the alternative offer made in response to the Competition Commission Inquiry transitional pricing remedy and the targeted migration of transactions to electronic channels.

Operating expenses of £1,080m (2002: £1,082m) were flat relative to 2002. Business as usual costs reduced, with cost savings from the back office more than offsetting the impact of the pension charge of £50m (2002: credit £26m). Headcount fell to 9,000 (2002: 9,700). Strategic investment spend increased, and was focused on improving direct channels, realising cost savings and enhancing the shared technology infrastructure. Operating expenses included goodwill of £9m (2002: £21m).

Provisions increased 10% (£23m) to £249m (2002: £226m). The increase was in line with lending growth. The lending portfolio remained well diversified by sector and the overall quality of the portfolio, as defined by risk grade, was maintained.

Business Banking operating profit in 2002 increased by 15% to £1,206m (2001: £1,049m) reflecting improved income growth and tight cost management.

Net interest income in 2002 increased 5% to £1,626m (2001: £1,553m) partly as a result of increased volumes.

Net fees and commissions in 2002 increased 4% to £864m (2001: £833m). Lending related fees increased strongly and included an increased contribution from leveraged finance. Money transmission income fell as a result of price competition and a reduction in average fee levels due to the migration to more efficient, lower cost, electronic payment mechanisms. Foreign exchange related income was flat despite a reduction in volumes.

Operating expenses in 2002 fell 4% to £1,082m (2001: £1,123m). Included in operating expenses was goodwill of £21m (2001: £12m).

Provisions in 2002 increased 8% to £226m (2001: £210m).

Barclays Africa

	2003	2002	2001
	£m	£m	£m
Net interest income	187	160	176
Net fees and commissions	133	114	130
Other operating income	5	1	6

Operating income	325	275	312
Goodwill amortisation	(1)	(1)	(1)
Other operating expenses	(185)	(159)	(164)
Operating expenses	(186)	(160)	(165)

Operating profit before provisions	139	115	147
Provisions for bad and doubtful debts	(27)	(27)	(25)

Operating profit	112	88	122
Profit from joint ventures	–	–	–

Profit on ordinary activities before tax	112	88	122

Barclays Africa operating profit increased 27% (£24m) to £112m (2002: £88m) driven by strong customer lending.

Operating income increased 18% (£50m) to £325m (2002: £275m).

Net interest income increased 17% (£27m) to £187m (2002: £160m), the growth being largely attributable to the acquisition of BNPI Mauritius and expansion in selected markets. There was a 20% increase in customer lending to £1.8bn (2002: £1.5bn) and a 12% rise in customer deposits to £2.8bn (2002: £2.5bn).

Net fees and commissions rose 17% (£19m) to £133m (2002: £114m), reflecting growth in fee-based services, treasury profits and the impact of the acquisition of BNPI Mauritius in 2002.

Operating expenses increased 16% (£26m) to £186m (2002: £160m), due to increased infrastructure investment, further development of the business and the relocation of Head office functions. Operating expense included goodwill of £1m (2002: £1m).

Provisions remained steady at £27m, notwithstanding strong lending growth, and reflected improved portfolio quality and recoveries.

Operating profit in 2002 decreased 28% to £88m (2001: £122m) primarily attributable to the situation in Zimbabwe.

Operating income in 2002 fell 12% to £275m (2001: £312m) primarily attributable to the situation in Zimbabwe.

Operating expenses in 2002 fell 3% to £160m (2001: £165m).

Provisions in 2002 increased 8% to £27m (2001: £25m).

Barclays PLC Annual Report 2003       81

Financial Review
Analysis of Results by Business

Barclays Capital

	2003	2002	2001
	£m	£m	£m
Net interest income	964	889	639
Dealing profits	1,042	827	1,006
Net fees and commissions	537	463	389
Other operating income	109	59	53

Operating income	2,652	2,238	2,087
Goodwill amortisation	–	(2)	(1)
Other operating expenses	(1,618)	(1,324)	(1,329)
Operating expenses	(1,618)	(1,326)	(1,330)

Operating profit before provisions	1,034	912	757
Provisions for bad and doubtful debts	(252)	(334)	(103)

Operating profit	782	578	654
Profit from associated undertakings	1	1	–

Profit on ordinary activities before tax	783	579	654

Barclays Capital operating profit increased 35% (£204m) to £782m (2002: £578m). This was due to very strong operating income growth and the improved credit environment. Revenue related costs increased with the strong performance.

Operating income increased 18% (£414m) to a record £2,652m (2002: £2,238m) and reflected broadly based growth across most of the product areas in Rates and Credit. Average DVaR rose 13%, to £26m (2002: £23m). Net revenue (operating income less provisions) increased by 26% to £2,400m (2002: £1,904m).

Secondary income, comprising dealing profits and net interest income, and which is primarily generated from providing client risk management and financing solutions, increased 17% (£290m) to £2,006m (2002: £1,716m).

Dealing profits grew 26% (£215m) to £1,042m (2002: £827m), driven by significant growth in client transaction volumes, particularly in continental Europe. The strong performance in the Credit businesses, principally in corporate bonds, was due to credit spreads tightening in the secondary bond markets. The growth in the Rates businesses reflected good results from equity related activities and money markets. Fixed income, foreign exchange and commodities continued to make good contributions. Net interest income grew 8% (£75m) to £964m (2002: £889m) due to balance sheet growth in higher quality assets, partially offset by margin compression. Corporate lending remained tightly managed and the credit portfolio continued to decline, with drawn credit balances falling to £7bn (31st December 2002: £10bn).

Primary income, comprising net fees and commissions, increased 16% (£74m) to £537m (2002: £463m), with good performances across the Credit businesses. Net fees and commissions included £89m (2002: £87m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other operating income increased to £109m (2002: £59m) as a result of a number of private equity and structured capital markets investment realisations.

Operating expenses increased 22% (£292m) to £1,618m (2002: £1,326m). Business as usual costs grew as a result of higher business volumes and increased front-office headcount. Revenue related costs increased due to the strong financial performance. Strategic investment spend increased as product and distribution development accelerated, particularly in the second half of 2003. The ratio of staff costs to net revenue improved to 53% (2002: 54%). There was no goodwill amortisation in 2003 (2002: £2m).

Provisions fell 25% (£82m) to £252m (2002: £334m). This reflected the ongoing improvement in the quality of the loan book and continued recovery in the large corporate credit environment.

Operating profit in 2002 fell 12% to £578m (2001: £654m), with good income growth offset by increased provisions, as difficult economic conditions affected specific sectors.

Operating income grew 7% to £2,238m (2001: £2,087m) reflecting the strength of the Barclays Capital business model and continued progress in building the client franchise. Secondary income increased 4% to £1,716m (2001: £1,645m) driven by strong net interest income. Primary income increased by 19% to £463m (2001: £389m) driven by the Credit businesses.

Operating expenses fell slightly to £1,326m (2001: £1,330m) as revenue related costs were reduced in line with performance. Included in operating expenses was goodwill of £2m (2001: £1m).

Provisions in 2002 were significantly higher at £334m (2001: £103m). The increase reflected difficult economic conditions (particularly in the US during 2002), primarily in the telecommunications and energy sectors.

Barclays Global Investors

	2003	2002	2001
	£m	£m	£m
Net interest income	9	12	5
Net fees and commissions	662	538	518
Other operating income	1	–	–

Operating income	672	550	523
Goodwill amortisation	(12)	(13)	(13)
Other operating expenses	(480)	(439)	(444)
Operating expenses	(492)	(452)	(457)

Operating profit	180	98	66

Loss from joint ventures	(1)	(1)	(1)
Exceptional items	–	–	6

Profit on ordinary activities before tax	179	97	71

Barclays Global Investors operating profit increased 84% (£82m) to £180m (2002: £98m) and reflected very strong top-line income growth and good control of costs.

Net fees and commissions increased 23% (£124m) to £662m (2002: £538m), reflecting good income generation across a diverse range of products, distribution channels and geographies. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in the sales of higher margin products, good investment performance and the recovery in equity markets towards the year end, which more than compensated for the adverse impact of foreign exchange translation movements. Actively managed assets now generate over 60% of management fees and over 50% of total income. Securities lending income growth was good, benefiting from higher volumes.

Operating expenses increased by 9% (£40m) to £492m (2002: £452m), due to higher revenue related costs, partly offset by the impact of foreign exchange translation movements. Operating expenses included goodwill of £12m (2002: £13m).

Growth in income and costs was constrained by foreign exchange translation movements. Approximately 56% of Barclays Global Investors income was in US Dollars and 31% in Sterling.

Total assets under management increased 29% (£136bn) to £598bn (31st December 2002: £462bn). This growth came from £67bn of net new assets and £134bn attributable to market movements, offset by £65bn of adverse exchange rate movements. Assets under management comprise: £410bn (69%) indexed assets; £125bn (21%) active assets; and £63bn (10%) managed cash assets.

Barclays Global Investors operating profit in 2002 increased 48% (£32m) to £98m (2001: £66m) reflecting strong asset gathering, a greater proportion of higher margin active funds business, good investment performance across a range of products and ongoing cost management.

Fees and commissions in 2002 increased by 4% (£20m) to £538m (2001: £518m) despite significantly lower stock market levels. The increase reflected the continued expansion in the advanced active business and growth of Global iShares (Exchange Traded Funds).

Operating costs in 2002 fell by 1% to £452m (2001: £457m). Increased performance related pay was offset by improved efficiency and the impact of exchange rate translation movements.

Head office functions and other operations

	2003	2002(a)	2001(a)
	£m	£m	£m
Head office functions	(149)	(121)	(79)
Transition businesses	(25)	(119)	(11)
Central items	(84)	(58)	(15)

Loss on ordinary activities before tax	(258)	(298)	(105)

Note
(a)	Comparative figures have been restated to reflect the aggregation of Head office functions and other operations, which were formerly reported separately.

Head office functions net costs increased 23% (£28m) to £149m (2002: £121m). This increase included a pension charge of £5m (2002: credit £4m).

The improved performance of Transition Businesses, from a loss of £119m to a loss of £25m, primarily reflected a reduced provisions charge of £7m (2002: £132m) in respect of various South American Corporate Banking exposures.

Central items include internal fees charged by Barclays Capital for sructured capital markets activities of £89m (2002: £87m). Central items increased from £58m to £84m, primarily reflecting a £16m increase in the centrally held information technology services costs.

Head office functions net costs increased in 2002 by 53% (£42m) to £121m. This increase relates primarily to £34m in increased expenditure related to marketing and central system costs, relative to 2001. The increased loss in the Transitional Businesses in 2002 relates to increased provisioning in South America Corporate Banking of £132m.

Central items in 2002 include internal fees charged by Barclays Capital for structured capital markets activities of £87m (2001: £61m).

Barclays PLC Annual Report 2003       83

Financial Review
Average Balance Sheet

Average balance sheet and net interest income (year ended 31st December)

		2003			2002			2001
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Treasury bills and other eligible bills:
in offices in the United Kingdom	4,048	121	3.0	4,496	158	3.5	3,952	189	4.8
in offices outside the United Kingdom	1,222	66	5.4	960	66	6.9	1,114	89	8.0
Loans and advances to banks:
in offices in the United Kingdom	14,012	574	4.1	12,560	561	4.5	7,615	346	4.5
in offices outside the United Kingdom	4,272	108	2.5	5,535	161	2.9	5,827	265	4.5
Loans and advances to customers:
in offices in the United Kingdom	135,373	7,804	5.8	126,306	7,712	6.1	116,279	8,406	7.2
in offices outside the United Kingdom	26,323	1,136	4.3	25,896	1,132	4.4	23,573	1,498	6.4
Lease receivables:
in offices in the United Kingdom	4,520	215	4.8	4,245	209	4.9	4,384	245	5.6
in offices outside the United Kingdom	265	19	7.2	222	15	6.8	226	18	8.0
Debt securities:
in offices in the United Kingdom	58,435	2,174	3.7	40,115	1,790	4.5	36,858	2,069	5.6
in offices outside the United Kingdom	4,267	210	4.9	4,843	240	5.0	5,189	333	6.4

Average assets of banking business	252,737	12,427	4.9	225,178	12,044	5.3	205,017	13,458	6.6
Average assets of trading business	189,446	5,001	2.6	160,647	4,372	2.7	132,904	5,437	4.1

Total average interest earning assets	442,183	17,428	3.9	385,825	16,416	4.2	337,921	18,895	5.6
Provisions	(2,796)			(2,808)			(2,513)
Non-interest earning assets	53,428			46,753			48,796

Total average assets and interest income	492,815	17,428	3.5	429,770	16,416	3.8	384,204	18,895	4.9

Percentage of total average assets in offices outside the United Kingdom	26.6%			27.2%			27.5%

Average interest earning assets and net interest income:
Banking business	252,737	6,606	2.6	225,178	6,188	2.7	205,017	5,970	2.9
Trading business	189,446	68	–	160,647	75	–	132,904	(387)	(0.3)
Non margin interest		(2)	–		17	–		(4)	–

Total average interest earning assets and net interest income	442,183	6,672	1.5	385,825	6,280	1.6	337,921	5,579	1.7

Total average interest earning assets related to:
Interest income		17,428	3.9		16,416	4.2		18,895	5.6
Interest expense		(10,754)	(2.4)		(10,153)	(2.6)		(13,312)	(3.9)
Adjustment for non margin interest		(2)	–		17	–		(4)	–

		6,672	1.5		6,280	1.6		5,579	1.7

Average balance sheet and net interest income (year ended 31st December)

		2003			2002			2001
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks:
in offices in the United Kingdom	40,959	993	2.4	31,880	987	3.1	27,547	1,144	4.2
in offices outside the United Kingdom	10,100	184	1.8	8,908	200	2.2	10,548	366	3.5
Customer accounts – demand deposits:
in offices in the United Kingdom	18,788	170	0.9	16,260	164	1.0	14,646	209	1.4
in offices outside the United Kingdom	3,497	48	1.4	1,846	27	1.5	1,734	37	2.1
Customer accounts – savings deposits:
in offices in the United Kingdom	45,565	999	2.2	41,722	982	2.4	37,341	1,153	3.1
in offices outside the United Kingdom	813	26	3.2	1,262	32	2.5	1,297	50	3.9
Customer accounts – other time deposits – retail:
in offices in the United Kingdom	35,228	1,171	3.3	40,075	1,303	3.3	38,521	1,906	4.9
in offices outside the United Kingdom	3,678	103	2.8	5,479	139	2.5	5,611	251	4.5
Customer accounts – other time deposits – wholesale:
in offices in the United Kingdom	57,364	1,634	2.8	35,607	1,175	3.3	31,474	1,316	4.2
in offices outside the United Kingdom	8,193	247	3.0	7,959	231	2.9	7,240	340	4.7
Debt securities in issue:
in offices in the United Kingdom	34,811	949	2.7	28,596	1,061	3.7	30,378	1,546	5.1
in offices outside the United Kingdom	11,906	244	2.0	11,728	339	2.9	11,083	522	4.7
Dated and undated loan capital and other subordinated liabilities principally in offices in the United Kingdom	12,312	684	5.6	11,012	645	5.9	9,165	601	6.6
Internal funding of trading business	(58,436)	(1,631)	(2.8)	(42,626)	(1,429)	(3.4)	(42,480)	(1,953)	(4.6)

Average liabilities of banking business	224,778	5,821	2.6	199,708	5,856	2.9	184,105	7,488	4.1
Average liabilities of trading business	191,240	4,933	2.6	162,858	4,297	2.6	134,609	5,824	4.3

Total average interest bearing liabilities	416,018	10,754	2.6	362,566	10,153	2.8	318,714	13,312	4.2
Interest free customer deposits:
in offices in the United Kingdom	13,819			11,614			10,282
in offices outside the United Kingdom	1,260			2,132			2,151
Other non-interest bearing liabilities	45,276			38,172			38,828
Minority and other interests and shareholders’ funds	16,442			15,286			14,229

Total average liabilities, shareholders’ funds and interest expense	492,815	10,754	2.2	429,770	10,153	2.4	384,204	13,312	3.5

Percentage of total average non-capital liabilities in offices outside the United Kingdom	23.1%			25.5%			26.4%

Notes
(a)	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(b)	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(c)	The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

(d)	Interest payable on average liabilities of banking business excludes non-margin interest.

Barclays PLC Annual Report 2003       85

Financial Review
Average Balance Sheet

Changes in net interest income – volume and rate analysis

The following tables allocate changes in net interest income between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

	2003/2002 Change due			2002/2001 Change due
	to increase/(decrease) in:			to increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest receivable
Treasury bills and other eligible bills:
in offices in the United Kingdom	(37)	(15)	(22)	(31)	24	(55)
in offices outside the United Kingdom	–	16	(16)	(23)	(11)	(12)

	(37)	1	(38)	(54)	13	(67)

Loans and advances to banks:
in offices in the United Kingdom	13	62	(49)	215	221	(6)
in offices outside the United Kingdom	(53)	(34)	(19)	(104)	(13)	(91)

	(40)	28	(68)	111	208	(97)

Loans and advances to customers:
in offices in the United Kingdom	92	536	(444)	(694)	685	(1,379)
in offices outside the United Kingdom	4	19	(15)	(366)	137	(503)

	96	555	(459)	(1,060)	822	(1,882)

Lease receivables:
in offices in the United Kingdom	6	13	(7)	(36)	(8)	(28)
in offices outside the United Kingdom	4	3	1	(3)	–	(3)

	10	16	(6)	(39)	(8)	(31)

Debt securities:
in offices in the United Kingdom	384	718	(334)	(279)	172	(451)
in offices outside the United Kingdom	(30)	(28)	(2)	(93)	(21)	(72)

	354	690	(336)	(372)	151	(523)

Total banking business interest receivable:
in offices in the United Kingdom	458	1,314	(856)	(825)	1,094	(1,919)
in offices outside the United Kingdom	(75)	(24)	(51)	(589)	92	(681)

	383	1,290	(907)	(1,414)	1,186	(2,600)

Total trading business interest receivable	629	764	(135)	(1,065)	989	(2,054)

Total interest receivable	1,012	2,054	(1,042)	(2,479)	2,175	(4,654)

Changes in net interest income – volume and rate analysis

	2003/2002 Change due			2002/2001 Change due
	to increase/(decrease) in:			to increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest payable
Deposits by banks:
in offices in the United Kingdom	6	246	(240)	(157)	162	(319)
in offices outside the United Kingdom	(16)	25	(41)	(166)	(51)	(115)

	(10)	271	(281)	(323)	111	(434)

Customer accounts – demand deposits:
in offices in the United Kingdom	6	24	(18)	(45)	21	(66)
in offices outside the United Kingdom	21	23	(2)	(10)	2	(12)

	27	47	(20)	(55)	23	(78)

Customer accounts – savings deposits:
in offices in the United Kingdom	17	87	(70)	(171)	125	(296)
in offices outside the United Kingdom	(6)	(13)	7	(18)	(1)	(17)

	11	74	(63)	(189)	124	(313)

Customer accounts – other time deposits – retail:
in offices in the United Kingdom	(132)	(161)	29	(603)	74	(677)
in offices outside the United Kingdom	(36)	(49)	13	(112)	(6)	(106)

	(168)	(210)	42	(715)	68	(783)

Customer accounts – other time deposits – wholesale:
in offices in the United Kingdom	459	638	(179)	(141)	159	(300)
in offices outside the United Kingdom	16	7	9	(109)	31	(140)

	475	645	(170)	(250)	190	(440)

Debt securities in issue:
in offices in the United Kingdom	(112)	203	(315)	(485)	(86)	(399)
in offices outside the United Kingdom	(95)	5	(100)	(183)	29	(212)

	(207)	208	(415)	(668)	(57)	(611)

Dated and undated loan capital and other subordinated liabilities principally in offices in the United Kingdom	39	73	(34)	44	113	(69)

Internal funding of trading businesses	(202)	(469)	267	524	(7)	531

Total banking business interest payable:
in offices in the United Kingdom	81	641	(560)	(1,034)	561	(1,595)
in offices outside the United Kingdom	(116)	(2)	(114)	(598)	4	(602)

	(35)	639	(674)	(1,632)	565	(2,197)

Total trading business interest payable	636	734	(98)	(1,527)	1,055	(2,582)

Total interest payable	601	1,373	(772)	(3,159)	1,620	(4,779)

Movement in net interest income
Increase/(decrease) in interest receivable	1,012	2,054	(1,042)	(2,479)	2,175	(4,654)
(Decrease)/increase in interest payable	(601)	(1,373)	772	3,159	(1,620)	4,779

	411	681	(270)	680	555	125
Movement in non-margin interest	(19)			21

	392			701

Barclays PLC Annual Report 2003       87

Financial Review
Total Assets and Liabilities and Capital Resources

Total Assets and Liabilities

The Group’s balance sheet grew by 10% (£40bn) to £443bn (31st December 2002: £403bn). Weighted risk assets rose by 9% (£16bn) to £189bn (31st December 2002: £173bn).

Within Personal Financial Services, total assets increased 4% to £77.3bn (31st December 2002: £74.6bn). Weighted risk assets increased by 3% to £42.4bn (31st December 2002: £41.1bn). This was mainly attributable to steady growth in UK residential mortgage balances, up 3% to £59.8bn (2002: £57.8bn) and to good growth in unsecured lending.

Barclays Private Clients total assets (including the assets of the closed life assurance activities) grew 52% (£7.7bn) to £22.5bn (31st December 2002: £14.8bn), primarily as a result of the growth of Openplan in Spain and the inclusion of assets relating to the acquired business of Banco Zaragozano. Weighted risk assets increased 29% to £15.1bn (31st December 2002: £11.7bn), largely reflecting the growth in Openplan assets in Spain and the impact of the acquisition of Banco Zaragozano.

Barclaycard total assets increased 15% to £12.5bn (31st December 2002: £10.9bn). Weighted risk assets decreased by 2% to £9.8bn (31st December 2002: £10.0bn), reflecting the effect of securitised credit card receivables.

Within Business Banking, total assets grew by 10% to £52.2bn (31st December 2002: £47.4bn). Weighted risk assets increased by 9% to £55.0bn (31st December 2002: £50.4bn) as a result of strong growth in lending balances. Lending growth was directed towards higher quality large and medium business customers.

Barclays Capital total assets grew 11% to £263.2bn (31st December 2002: £236.5bn) primarily due to increases in low risk, high quality reverse repos and debt securities. Reverse repo balances, which are fully collateralised, increased £17.1bn, driven by growth in client transactions. The increase in debt securities of £6.7bn arose primarily in governments and high-grade corporates. Total weighted risk assets increased 15% (£7.8bn) to £61.3bn (31st December 2002: £53.5bn), broadly in line with the growth in assets.

Capital Resources

The Group manages both its debt and equity capital actively. The Group’s authority to buy back equity was renewed at the 2003 AGM to provide additional flexibility in the management of the Group’s capital resources.

	2003	2002	2001
		restated	restated
	£m	£m	£m
Barclays PLC Group
Shareholders’ funds	16,473	15,201	14,485
Minority and other interests	283	156	134

	16,756	15,357	14,619
Undated loan capital	6,310	6,678	5,054
Dated loan capital	6,029	4,859	4,933

Total capital resources	29,095	26,894	24,606

Total capital resources increased in the year by £2,201m.

Equity shareholders’ funds increased by £1,272m reflecting profit retentions of £1,404m, net proceeds of share issues of £149m, offset by share repurchases of £204m, exchange rate losses of £29m, shares to QUEST of £36m and £12m other movements.

Loan capital rose by £802m reflecting raisings of £1,926m, offset by redemptions of £974m, exchange rate movements of £146m and amortisation of issue expenses of £4m.

	2003	2002	2001
	£m	£m	£m
Barclays Bank PLC Group
Shareholders’ funds	16,485	15,205	14,485
Minority interests	283	156	134

	16,768	15,361	14,619
Undated loan capital	6,310	6,678	5,054
Dated loan capital	6,029	4,859	4,933

Total capital resources	29,107	26,898	24,606

Capital resources for Barclays Bank PLC Group differ from Barclays PLC Group by £12m (2002: £4m).

Capital ratios
Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

These techniques include the risk asset ratio calculation, which the FSA regards as a key supervisory tool. The FSA sets ratio requirements for individual banks in the UK at or above the internationally agreed minimum of 8%. The ratio calculation involves the application of designated risk weightings to reflect an estimate of credit, market and other risks associated with broad categories of transactions and counterparties. Regulatory guidelines define three ‘Tiers’ of capital resources. Tier 1 capital, comprising mainly shareholders’ funds and including Reserve Capital Instruments and Tier One Notes, is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital.

Capital adequacy data

	2003	2002
	£m	£m
Weighted risk assets
Banking book
on-balance sheet	133,816	128,691
off-balance sheet	22,987	21,999
Associated undertakings and joint ventures	2,830	3,065

Total banking book	159,633	153,755

Trading book
Market risks	13,861	7,988
Counterparty and settlement risks	15,503	11,005

Total trading book	29,364	18,993

Total weighted risk assets	188,997	172,748

The following table analyses capital resources at 31st December 2003, as defined for regulatory purposes:

	2003		2002
	Barclays	Barclays	Barclays	Barclays
	PLC	Bank PLC	PLC	Bank PLC
	Group	Group	Group	Group
Capital resources	£m	£m	£m	£m
Tier 1 Called up share capital	1,636	2,302	1,642	2,293
Eligible reserves	14,663	13,997	13,408	12,757
Minority interests – equity	637	637	522	522
Reserve Capital Instruments(a)	1,705	1,705	1,771	1,771
Tier One Notes(a)	960	960	1,019	1,019
Less: goodwill	(4,607)	(4,607)	(4,158)	(4,158)

Total qualifying Tier 1 capital	14,994	14,994	14,204	14,204

	2003	2002
	£m	£m
Tier 2
Revaluation reserves	25	25
General provisions	795	737
Qualifying subordinated liabilities(b)
Undated loan capital	3,636	3,854
Dated loan capital	5,652	4,573
Other(c)	2	2

Total qualifying Tier 2 capital	10,110	9,191

Tier 3: short-term subordinated liabilities(b)	280	203

Less: Supervisory deductions Investments not consolidated for supervisory purposes(d)	(979)	(1,288)
Other deductions	(182)	(119)

Total deductions	(1,161)	(1,407)

Total net capital resources	24,223	22,191

Capital ratios

	2003		2002
	Barclays	Barclays	Barclays	Barclays
	PLC	Bank PLC	PLC	Bank PLC
	Group	Group	Group	Group
	£m	£m	£m	£m
	%	%	%	%
Capital ratios Equity Tier 1 ratio(e)	6.5	6.5	6.6	6.6
Tier 1 ratio	7.9	7.9	8.2	8.2
Risk asset ratio	12.8	12.8	12.8	12.8

Notes
(a)	Reserve Capital Instruments (RCIs) and Tier One Notes (TONs) are included in undated loan capital in the consolidated balance sheet.

(b)	Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

(c)	Comprises revaluation reserves attributable to minorities £2m (2002: £2m).

(d)	Includes £478m (2002: £867m) of shareholders’ interest in the retail life-fund.

(e)	Equity defined as total qualifying Tier 1 capital less RCIs and TONs.

The growth in net capital resources of 9.2% (£2.0bn) was offset by the impact of 9.4% (£16.2bn) growth in weighted risk assets. The risk asset ratio was steady at 12.8% (31st December 2002: 12.8%). The Tier 1 ratio fell from 8.2% to 7.9%. The Equity Tier 1 ratio fell to 6.5% (2002: 6.6%).

Within total net capital, Tier 1 capital rose by £0.8bn primarily reflecting retained profits of £1.4bn and an increase in the deduction for goodwill of £0.4bn. Tier 2 capital increased by £0.9bn and Tier 3 capital by £0.1bn. Supervisory deductions decreased by £0.2bn.

Equity Tier 1 capital rose by £0.9bn.

The increase in weighted risk assets is primarily accounted for by a rise of 54.6% (£10.4bn) in the Trading book. Banking book weighted risk assets grew 3.8% (£5.9bn).

Barclays PLC Annual Report 2003       89

Financial Review
Deposits and Short-term Borrowings

Deposits

	Average: year ended 31st December
	2003	2002	2001
	£m	£m	£m
Deposits by banks
Offices in the United Kingdom	41,034	31,966	27,602
Offices outside the United Kingdom:
Other European Union	2,696	1,894	3,342
United States	597	2,213	2,667
Rest of the World	6,815	4,909	4,638

	51,142	40,982	38,249

Customer accounts
Offices in the United Kingdom	170,689	145,192	132,209
Offices outside the United Kingdom:
Other European Union	6,935	5,418	5,202
United States	3,671	3,964	3,550
Rest of the World	6,827	9,188	9,182

	188,122	163,762	150,143

Average deposits (excluding trading balances) are analysed by type in the average balance sheet on page 85 and are based on the location of the office in which the deposits are recorded.

‘Demand deposits’ in offices in the UK are mainly current accounts with credit balances, obtained through the UK branch network.

‘Savings deposits’ in offices in the UK are also obtained through, and administered by, the UK branch network. Interest rates are varied from time to time in response to competitive conditions. These deposits are not drawn against by cheque or similar instrument.

‘Other time deposits – retail’ in offices in the UK are interest bearing and also are not drawn against by cheque or similar instrument. They are generally distinguished from savings deposits by having fixed maturity requirements and from wholesale deposits by being collected, in the main, through the UK branch network.

‘Other time deposits – wholesale’ in offices in the UK are obtained through the London money market and are booked mainly within the Group’s money market operations. These deposits are of fixed maturity and bear interest rates which relate to the London inter-bank money market rates.

‘Other time deposits’ includes commercial paper and inter-bank funds.

Although the types of deposit products offered through offices located outside the UK are broadly similar to those described above, they are tailored to meet the specific requirements of local markets.

A further analysis of Deposits by banks and Customer accounts is given in Note 26 and Note 27 to the accounts on pages 129 and 130.

Short-term Borrowings

Short-term borrowings include Deposits by banks as reported in ‘Deposits’, Commercial paper and negotiable certificates of Deposit.

Deposits by banks (excluding trading business)
Deposits by banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2003	2002	2001
	£m	£m	£m
Year-end balance	57,641	48,751	45,837
Average balance	51,059	40,788	38,095
Maximum balance	77,195	56,414	53,621
Average interest rate during year	2.3%	2.9%	4.0%
Year-end interest rate	2.5%	2.6%	3.3%

Commercial paper
Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2003	2002	2001
	£m	£m	£m
Year-end balance	4,426	5,192	3,268
Average balance	3,288	4,818	2,669
Maximum balance	6,284	5,234	4,419
Average interest rate during year	1.1%	2.0%	3.0%
Year-end interest rate	1.6%	1.6%	2.0%

Negotiable certificates of deposit
Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than $100,000.

	2003	2002	2001
	£m	£m	£m
Year-end balance	28,536	30,045	28,258
Average balance	33,013	27,111	30,209
Maximum balance	40,274	36,780	37,686
Average interest rate during year	2.2%	3.3%	4.7%
Year-end interest rate	2.1%	2.8%	3.0%

Financial Review
Securities

Securities

The following table analyses the book value and valuation of securities.

	2003		2002		2001
	Book value	Valuation	Book value	Valuation	Book value	Valuation
			restated	restated	restated	restated
	£m	£m	£m	£m	£m	£m
Investment securities
Debt securities:
United Kingdom government	565	621	1,465	1,496	1,500	1,499
Other government	16,347	16,772	18,963	19,564	15,152	15,330
Other public bodies	78	79	17	17	3	3
Mortgage-backed securities	3,074	3,077	4,693	4,704	244	255
Corporate issuers	13,826	13,966	12,601	12,666	12,977	12,987
Other issuers	3,691	3,695	2,529	2,530	1,168	1,170
Equity shares	954	1,134	505	509	194	215

	38,535	39,344	40,773	41,486	31,238	31,459
Other securities
Debt securities:
United Kingdom government	2,084	2,084	1,025	1,025	1,284	1,284
Other government	28,011	28,011	25,385	25,385	15,659	15,659
Other public bodies	4,513	4,513	2,438	2,438	1,091	1,091
Bank and building society certificates of deposit	5,796	5,796	12,027	12,027	15,376	15,376
Other issuers	19,408	19,408	13,086	13,086	14,470	14,470
Equity shares	6,905	6,905	2,624	2,624	2,924	2,924

	105,252	106,061	97,358	98,071	82,042	82,263

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities. Investment securities are valued at cost, adjusted for the amortisation of premiums or discounts to redemption, less any provision for diminution in value.

Other securities comprise dealing securities which are valued at market value.

Bank and building society certificates of deposit are freely negotiable and have original maturities of up to five years, but are typically held for shorter periods.

A further analysis of the book value and valuation of securities is given in Notes 17 and 18 to the accounts on pages 124 and 125.

In addition to UK government securities shown above, at 31st December 2003 and 2002 the Group held the following government securities which exceeded 10% of shareholders’ funds.

	2003		2002
	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m
United States government securities	10,155	10,203	12,728	12,811
Japanese government securities	9,802	9,806	7,060	7,080
Italian government securities	5,770	5,835	7,944	8,090
German government securities	4,468	4,504	3,026	3,048
French government securities	2,674	2,697	1,518	1,518
Spanish government securities	2,594	2,650	2,890	2,988

Maturities and weighted average yield of investment debt securities

	Maturing within		Maturing after one but		Maturing after five but		Maturing after
	one year:		within five years:		within ten years:		ten years:
										Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	yield
	£m	%	£m	%	£m	%	£m	%	£m	%
Government	2,709	4.2	6,281	4.7	6,345	3.9	1,577	3.0	16,912	4.2
Other public bodies	49	4.2	29	3.4	–	–	–	–	78	3.8
Other issuers	5,804	2.9	8,981	2.7	1,033	4.1	4,773	3.4	20,591	3.0

Total book value	8,562	3.3	15,291	3.5	7,378	3.9	6,350	3.3	37,581	3.5

Total valuation	8,722		15,502		7,541		6,445		38,210

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2003 by the book value of securities held at that date. Yields on certain US securities, which are exempt from tax, have been calculated using interest income adjusted to reflect a taxable equivalent basis.

Barclays PLC Annual Report 2003       91

Financial Review
Critical Accounting Estimates

Critical Accounting Estimates

UK accounting standards require that the Group adopt the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, profit and cash flows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results.

The following are estimates which are considered to be the most complex and involve significant amounts of management valuation judgements, often in areas which are inherently uncertain.

Bad and doubtful debts
The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, changes in individual customer’s circumstances, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements and other governmental policy changes.

Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt.

For larger accounts this is usually done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgements are made in this process that may vary from person to person and team to team. Furthermore, judgements change with time as new information becomes available or as workout strategies evolve, resulting in frequent revisions to the specific provisions as individual decisions are taken, case by case.

Within the retail and small businesses portfolios which are comprised of large numbers of small homogeneous assets, statistical techniques are used to raise specific provisions on a portfolio basis, based on historical recovery rates. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. The models are updated from time to time. However, experience suggests that the models are reliable and stable, stemming from the very large numbers of accounts from which the model building information is drawn. These models do not contain judgemental inputs, but judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised.

General provisions are raised to cover losses which are known from previous historical experience to be present in loans and advances at the balance sheet date, but which have not yet been specifically identified. These provisions are adjusted at least half-yearly by an appropriate charge or release of general provision based on statistical analyses, other information about customers and judgements by management and the Board.

In outline, the statistical analyses are performed on a portfolio basis as follows: For larger accounts, gradings are used to rate the credit quality of borrowers. Each grade corresponds to an expected default frequency and is calculated by using statistical methodologies and expert judgement. To ensure that the result is as accurate as possible, several different sources may be used to rate a borrower (e.g. internal model, external vendor model, ratings by credit rating agencies and the knowledge and experience of the credit officers). The general provision also takes into account the expected severity of loss at default, i.e. the amount outstanding when default occurs that is not subsequently recovered. Recovery is usually substantial and depends, for example, on the level of security held in relation to each loan, and the bank’s position relative to other claimants. Also taken into account is the expected exposure at default. Both loss given default and exposure at default are statistically derived values.

For the large numbers of retail accounts, the approach is in principle the same as for the corporate and business accounts. However, individual consideration of accounts is not practicable, and statistical methodologies are used to assess the loss in portfolios of accounts.

The general provision also includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation.

In establishing the level of the general provision, management judgement is applied to the results of the statistical analyses. This is applied at business level where management takes account of the quality of the statistical analyses and the relevance of historical data used in the analyses to individual or groups of customers, current information, and the general economic and environmental factors mentioned above.

Further information on credit risk provisioning is set out on page 41.

Fair value of financial instruments
Some of the Bank’s financial instruments are carried at fair value, including derivatives and debt securities held for trading purposes.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available then instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels.

The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. Changes to assumptions or estimated levels can potentially impact the fair value of an instrument as reported. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model, market data and assumptions or estimates in these are all subject to internal review and approval procedures and consistent application between accounting periods. Under US GAAP the unrealised gain or loss at the inception of a derivative contract is not recognised in the profit and loss account unless obtained using observable market data.

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

The fair value of financial instruments is provided in Note 46 on pages 150 to 151.

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

Management also have to consider at least annually whether the current carrying value of goodwill is impaired. This is particularly important under USGAAP where goodwill is not being amortised. For the purposes of such impairment reviews, the goodwill is allocated to business segments that represent independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition activity, regulatory change) into consideration. In the absence of readily available market price data this calculation is usually based upon discounting expected cash flows at the Group’s cost of equity, the determination of both of which requires the exercise of judgement.

Pensions
The Group operates defined benefit pension schemes, details of which are given in Note 4 on page 115 and Note 60 on page 161. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees.

In determining this cost the actuarial value of the assets and liabilities of the scheme are calculated. This involves modelling their future growth and requires management to make assumptions as to, inter alia, price inflation, dividend growth, pension increases, earnings growth and return on new investment and employee lives. There is an acceptable range in which these estimates can validly fall. If different estimates within that range had been chosen, the cost recognised in the accounts could be significantly altered. The estimates used in the calculation of the 2003 pension credit are described on page 115.

Shareholders’ interest in the retail long-term assurance fund
Changes in the net present value of the profits inherent in the in-force policies of the retail long-term assurance fund are included in the profit and loss account. In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumed economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. The returns on fixed interest investments are set to market yields at the period end. The returns on UK and overseas equities and property are set relative to fixed interest returns. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.

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

Tax
The taxation charge in the accounts for amounts due to fiscal authorities in the various territories in which the Group operates includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liability arising. In arriving at such estimates, management assesses the relative merits and risks of the tax treatment assumed taking into account statutory, judicial and regulatory guidance; and, where appropriate, external advice.

All of the Group’s significant accounting policies, including those mentioned above, and information about the estimation techniques used to enable the accounting policies to be applied, are set out on pages 101 to 106.

Barclays PLC Annual Report 2003       93

Financial Review
Off Balance Sheet Arrangements

Off Balance Sheet Arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into off balance sheet arrangements with unconsolidated entities. These arrangements include the provision of guarantees on behalf of the Group’s customers, retained interests in assets which have been transferred to an unconsolidated entity and obligations arising out of variable interests in an unconsolidated entity.

Guarantees
In the normal course of business, the Group issues guarantees on behalf of its customers. In the majority of cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf.

The main types of guarantees provided are financial guarantees given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Customs and Excise and retention guarantees.

Further details on these guarantees are provided in Note 61 on page 187.

Special purpose entities
The off balance sheet arrangements entered into by the Group typically involve the use of special purpose entities (SPEs).

These are entities that are set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These entities form an integral part of many financial markets, and are important to the development of the European securitisation market and functioning of the US commercial paper market.

The consolidation approach to the SPEs is different under UK and US GAAP.

UK GAAP treatment
Under UK GAAP the financial statements are required to present a true and fair view, which includes reflecting the substance of the transactions and arrangements and not just the legal form.

Accordingly, the substance of any transaction with an SPE forms the basis for the treatment in the Group’s financial statements. When a Group company has transferred assets into an SPE, these assets should only be derecognised when the criteria within Financial Reporting Standard (FRS) 5 (Reporting the substance of transactions) are fully met.

An SPE is consolidated by the Group either if it meets the criteria of FRS 2 (Accounting for subsidiaries), or if the risk and rewards associated with the SPE reside with the Group, such that the substance of the relationship is that of a subsidiary. Financial data relating to entities consolidated on this latter basis is given in Note 58 on page 157.

US GAAP treatment
Under US GAAP, the Group determines whether it has a controlling financial interest in an entity by initially evaluating whether the entity is a voting interest entity, a variable interest entity (VIE), or a qualifying special purpose entity (QSPE).

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with ARB 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

As defined in FIN 46 (Consolidation of Variable Interest Entities), VIEs are entities which lack one or more of the characteristics of a voting interest entity described above. FIN 46 states that a controlling financial interest in an entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary under FIN 46. Accordingly, the Group consolidates all VIEs in which it is the primary beneficiary subject to the transitional requirements of FIN 46, as described in Note 61.

In accordance with SFAS 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), the Group does not consolidate QSPEs. QSPEs are passive entities that hold financial assets transferred to them by the Group and are commonly used in mortgage and other securitisation transactions.

Prior to the adoption of FIN 46, the Group consolidated all non-qualifying SPEs if the Group controlled the SPE and held a majority of the SPE’s substantive risks and rewards.

The Group, in the ordinary course of business, and primarily to facilitate client transactions, has helped establish SPEs in various areas which are described below, along with their UK and US GAAP treatment:

Commercial paper conduits
The Group provides its clients with access to liquidity through the use of asset backed commercial paper programmes. These programmes involve the sale of financial assets by clients to entities which are, in effect, commercial paper conduits that then issue commercial paper to fund the purchases. The financial assets held by the conduits, which totalled £12,650m (2002: £16,090m) at 31st December 2003, normally take the form of consumer or trade receivables. Of the above amount, assets held by the conduits which have been originated by the Group amounted to £192m (2002: £318m) and have been reported on the Group’s balance sheet under UK GAAP. The remainder represents client assets in which the Group has no interest and which are not reported on the Group’s balance sheet at 31st December 2003. Certain administrative activities and the provision of liquidity and credit facilities to the programmes are performed by the Group under arm’s-length contracts that it, or the conduit’s independent board of directors, can terminate. Net fees received by the Group for performing these services amounted to £58m (2002: £40m). Under the US GAAP rules prior to the adoption of FIN 46, certain of these conduits are consolidated by the Group. This has minimal impact on net income, although assets increase by £2,845m (2002: £2,767m). The commitments to provide liquidity to these vehicles are a maximum of £12,650m, which would be required to be provided in the event of the conduits’ access to funding markets being restricted.

Further details of these transactions are provided in Note 61 on pages 183 and 184.

Credit structuring business
The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPEs, often using credit derivative contracts. The assets are funded by issuing securities with varying terms. In accordance with UK GAAP, the Group does not recognise the assets and liabilities of these entities in its balance sheet once the securities that represent substantially all the risks and rewards associated with the SPE have been sold to third parties. Otherwise these are recognised in full. Under UK GAAP, as at 31st December 2003, the Group had recognised assets of £2,793m (2002: £3,493m) in respect of these transactions. The Group’s net income for 2003 included a £38m profit (2002: loss of £3m) generated by the relationship with these entities. Under US GAAP, as at 31st December 2003, the Group had recognised assets of £2,750m (2002: £3,464m). The summarised results of these entities under UK GAAP are given in Note 58 on page 157.

Asset securitisations
The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. The Group provides financing in the form of senior notes and/or junior notes and may also provide derivatives to the SPE. The Group has also used SPEs to securitise part of its retail lending portfolio and credit card receivables. Following the sale of the retail assets to the securitisation vehicles, the Group retains servicing rights and an interest in the residual income of the SPEs.

Under UK GAAP, the SPEs are consolidated as quasi-subsidiaries where the Group has the risks and rewards of the transaction. Under UK GAAP, as at 31st December 2003, assets of £4,716m (2002: £1,548m) were recognised. Where junior notes and certain derivative contracts are provided by the Group, the Group may be the primary beneficiary under FIN 46 and would be required to consolidate these. Under US GAAP, as at 31st December 2003, the Group had recognised assets of £5,344m (2002: £1,548m) in respect of these transactions. Certain of the entities used are QSPEs in accordance with SFAS 140 and, where this is the case, the securitised assets are deemed to have been sold. This results in the derecognition of assets of £2,350m as at 31st December 2003 (2002: £nil).

Further details are included in Notes 15 and 58 on pages 122 and 157.

Client intermediation
The Group is involved in structuring transactions as a financial intermediary to meet investor and client needs, These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. In addition, the Group invests in lessor entities specifically to acquire assets for leasing.

Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

Under UK GAAP, where the Group has the risk and rewards, the SPEs are consolidated as quasi-subsidiaries, with assets of £5,740m as at 31st December 2003 (2002: £2,005m). Under US GAAP, assets of £5,697m were consolidated as at 31st December 2003 (2002: £1,906m).

Fund management
The Group provides asset management services to a large number of investment entities on an arm’s-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors.

In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private equity, debt securities or hedge fund investment strategies. These entities have assets under management of £290m (2002: £653m). The Group has acquired interests in these entities, which are included within debt securities or equity shares, but the entities are not consolidated under UK or US GAAP because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets. Some £32m (2002: £9m) of net income relates to transactions with these entities.

Further disclosure of the Group’s involvement with entities of this and similar nature under US GAAP are given in Note 61 on pages 183 and 184.

Barclays PLC Annual Report 2003       95

Other Information
Economic and Monetary Union, International Financial Reporting Standards
and Supervision and Regulation

Economic and Monetary Union

Barclays is maintaining a prudent programme to validate and develop further its existing plans relating to the potential membership of European Monetary Union by the UK, and to conduct feasibility studies with selected suppliers and partners.

Barclays continues to take an active role via the British Bankers’ Association and other groups in industry-wide discussions, and maintains a dialogue with the regulatory community on UK Entry issues. It is also contributing to the further development of the Managed Transition Plan being authored by HM Treasury.

Given the considerable uncertainty that continues to surround whether and when the UK may enter, it has not been possible to draw any definitive conclusions as to the final overall cost of preparing the Group’s systems and operations.

Barclays incurred minimal expenditure during 2003 with respect to any decision to introduce the euro in the UK.

International Financial Reporting Standards

By Regulation, the EU has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will have to comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets. Details of the Barclays implementation programme are discussed on pages 105 to 106.

Supervision and Regulation

UK
The Financial Services Authority (FSA) is the independent body responsible for regulating financial services in the UK. The FSA was established by the Government and it exercises statutory powers under the Financial Services & Markets Act 2000 (FSMA). Since 1st December 2001, the FSA is the single statutory regulator responsible for the regulation of deposit taking, life insurance and investment business.

In December 2001, HM Treasury announced that the powers of the FSA would be extended to include the regulation of mortgages and general insurance. There are two implementation dates, known as N(M&GI). From 31st October 2004, the FSA will regulate mortgage lending, sales and administration. From 14th January 2005, the FSA will regulate the sale and administration of general insurance contracts.

Under the FSMA 2000, the FSA is required to pursue four statutory objectives to:

1)	Maintain market confidence in the UK financial system;

2)	Promote public awareness and understanding of the financial system;

3)	Secure an appropriate degree of protection for consumers; and

4)	Reduce the scope for financial crime.

Whilst carrying out these objectives, the FSA is also required to take into account a number of factors (‘principles of good regulation’) including:

•	using its resources in the most efficient way;
•	taking into account the international character of financial services and the desirability of maintaining the UK’s competitive position; and
•	facilitating and not having an unnecessarily adverse effect on competition.

The FSA Handbook contains the rules and regulatory guidance applicable to the UK financial services industry. The Handbook consists of sourcebooks providing the basis of FSA requirements, guidance and processes to be followed. Since its first introduction, the Handbook has undergone revision and updating. New sourcebooks are being added to the Handbook to provide the rules for the regulation of mortgages and general insurance.

In its role as supervisor, the FSA is seeking to ensure the safety and soundness of financial institutions (in fulfilment of the first and third objectives above) with the aim of strengthening, but not guaranteeing, the protection of customers.

Barclays Bank PLC is authorised by the FSA to carry on regulated activities within the UK and is subject to consolidated supervision. The FSA’s continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

Under the FSA’s risk-based approach to supervision, the starting point for the FSA’s supervision of all financial institutions is based on a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment will be used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy (see Capital Resources on page 88), limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it due to its financial circumstances. This single scheme replaces a number of pre-FSA schemes, including the Deposit Protection Scheme, the Investors Compensation Scheme and the Policyholders Protection Scheme.

Other Information
Supervision and Regulation

Eligible claimants under the Financial Services Compensation Scheme may make claims against the Scheme in the event of an authorised firm’s default and may receive compensation if their claim is a protected claim. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business. The manager of the Scheme is able to make an offer of compensation or, in respect of insurance contracts, offer to continue cover or provide assistance to an insurance undertaking to allow it to continue insurance business in accordance with the rules of the Scheme. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The Scheme establishes the maximum amounts of compensation payable in respect of protected claims: for eligible protected deposit claims, this is £31,700 (100% of the first £2,000 and 90% of the next £33,000) and for protected investment business, this is £48,000 (100% of the first £30,000 and 90% of the next £20,000). There is no maximum limit for protected insurance claims. The first £2,000 of a valid claim is paid in full together with 90% of the remaining loss.

The UK has implemented the minimum requirements imposed by the European Community Directives on such matters as the carrying on the business of credit institutions and investment firms, capital adequacy, own funds and large exposures. These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one European Union member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Many of these Directives are being amended to reflect changes in the market and further European Community Directives are planned including in the areas of distance marketing, market abuse and insurance regulation are to be implemented, which once in effect, will further shape and influence the UK regulatory agenda.

With effect from February 2003, the Group became subject to The Proceeds of Crime Act 2002 which further strengthens the law with regard to anti-money laundering. Additionally, new Money Laundering Regulations came into effect on 1st March 2004. These replace the 1993 Regulations and will be supported by the recently revised Joint Money Laundering Steering Group Guidance Notes.

Formal consultation is a key aspect of the UK Government’s reform programme and the Group has been reviewing and, where relevant, commenting on proposals both directly and through industry associations.

The Basel Committee on Banking Supervision and the European Commission have also issued consultation papers designed to replace the existing framework for the allocation of regulatory capital for credit risk and to introduce a capital adequacy requirement for operational risk. These bodies recognise that a more sophisticated approach is required to address both financial innovation and the increasingly complex risks faced by financial institutions. The revised Basel Capital Accord and the EU Risk Based Capital Directive are not currently expected to be implemented until the end of 2006.

Rest of the World
In the United States, Barclays PLC, Barclays Bank PLC and certain US subsidiary undertakings, branches and agencies of the Bank are subject to a comprehensive regulatory structure, involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended, the Foreign Bank Supervision Enhancement Act of 1991 and the USA PATRIOT Act of 2001. Such laws and regulations impose limitations on the types of businesses, and the ways in which they may be conducted, in the United States and on the location and expansion of banking business there. The securities and investment management activities conducted in the United States are also subject to a comprehensive scheme of regulation under the US federal securities laws, as enforced by the Securities and Exchange Commission.

Barclays operates in many other countries and its overseas offices subsidiary and associated undertakings are subject to reserve and reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

Barclays PLC Annual Report 2003       97

Other Information
Risk Factors

Risk Factors

This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended and section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance.

The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the SEC. In addition, the Group’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in the Financial Review and Business Description with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management, and competition are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate,’ ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from those set out in the Group’s forward-looking statements. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures Barclays may make in documents it files with the SEC.

The following discussion sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. The discussion also acknowledges a risk factor specific to the Group’s ability to achieve its primary goal for 2004 to 2007 inclusive. The reader should also note the references to liquidity risk (page 54) and non-financial, compliance, legal and tax risk (page 58). However, other factors could also adversely affect the Group results and the reader should not consider the factors discussed in this report to be a complete set of all potential risks and uncertainties.

Business conditions and general economy
The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom or abroad. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation, and the availability and cost of credit could significantly affect the activity level of customers. A market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions.

A market downturn or worsening of the economy could cause the Group to incur mark to market losses in its trading portfolios. A market downturn also could potentially result in a decline in the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management. An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on balance sheet and off balance sheet assets by increasing the risk that a greater number of the Group’s customers would be unable to meet their obligations.

Credit risk
The Group’s provisions for credit losses provide for losses inherent in loans and advances. Estimating potential losses is inherently uncertain and depends on many factors, including general economic conditions, rating migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Market risks
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios and in the amount of revenues generated from assets under management. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations. In addition, the value of assets held in the Group’s pension and long-term assurance funds are also affected by the performance.

Non-financial risks
The Group’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Non-financial risk and losses can result from fraud, errors by employees, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the non-financial risks faced by the Group.

Changes in governmental policy and regulation
The Group’s businesses and earnings can be affected by the fiscal or other policies that are adopted by various regulatory authorities of the UK, other European Union, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control. Areas where changes could have an impact include, inter alia:

•	the monetary, interest rate and other policies of central banks and regulatory authorities;
•	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;
•	general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework;
•	changes in competition and pricing environments;
•	changes in the financial reporting environment (see Conversion to International Financial Reporting Standards in 2005 on pages 105 to 106);
•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and
•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for the Group’s products and services.

Impact of strategic decisions taken by the Group
The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

Competition
The UK and global financial services market remains highly competitive and innovative competition comes both from incumbent players and a steady stream of new market entrants. The landscape is expected to remain highly competitive in all the Group’s businesses, which could adversely affect the Group’s profitability.

Impact of external factors on the Group and peer group
The Group’s primary performance goal is to achieve top quartile TSR performance for 2004 to 2007 inclusive against a group of peer financial institutions. This goal assumes that external factors will impact all peer group entities equally. The Group’s ability to achieve the goal will be significantly impacted if the Group is disproportionately impacted by negative external factors. Even if the Group performs well, if others perform better or the market believes others have performed better, we may not achieve our goal.

Barclays PLC Annual Report 2003       99

Auditors’ Report

US audit report of the independent auditors to the Board of Directors and shareholders of Barclays PLC and Barclays Bank PLC

We have audited the accompanying consolidated financial statements of Barclays PLC and its subsidiary undertakings on pages 101 to 190 and Barclays Bank PLC and its subsidiary undertakings on pages 195 to 202. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclays PLC and its subsidiary undertakings and Barclays Bank PLC and its subsidiary undertakings at 31st December 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 61 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom, 11th February 2004

Consolidated Accounts Barclays PLC
Accounting Policies

Accounting Policies
Summary of significant accounting policies

(a) Accounting convention
The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain assets held for dealing purposes, assets held in the long-term assurance business and the investment in Barclays Bank PLC in the balance sheet of Barclays PLC. They are prepared in accordance with applicable accounting standards of the UK Accounting Standards Board (ASB) and pronouncements of its Urgent Issues Task Force (UITF) and with the Statements of Recommended Accounting Practice (SORPs) issued by the British Bankers’ Association (BBA) and the Finance and Leasing Association (FLA).

The SORP issued by the Association of British Insurers (ABI) addresses the accounting and disclosure of insurance business for insurance undertakings. Barclays is primarily a banking group, not an insurance group, and prepares accounts in accordance with Schedule 9 of the Companies Act. The ABI SORP does not specifically address the accounting for long-term assurance business in this context. In line with other such banking groups, Barclays uses the embedded value method to measure the shareholders’ interest in its long-term assurance business, which is consistent with the alternative measurement method described in guidance issued by the ABI ‘Supplementary Reporting for Long-Term Insurance Business’ and is considered more relevant than the modified statutory solvency basis for describing the financial position and current performance of the business.

Changes to the accounting policies described in the 2002 Annual Report are set out on page 105.

(b) Consolidation and format
The consolidated accounts have been prepared in compliance with Sections 230, 255, 255A and 255B of, and Schedule 9 to, the Companies Act 1985 (the Act). The profit and loss account and balance sheet of Barclays PLC have been prepared in compliance with Section 226 of, and Schedule 4 to, the Act.

The consolidated accounts include the accounts of Barclays PLC and its subsidiary undertakings made up to 31st December. Entities that do not qualify as subsidiaries but which give rise to benefits that are, in substance, no different from those that would arise were the entity a subsidiary, are included in the consolidated accounts. Details of the principal subsidiary undertakings are given in Note 43. In order to reflect the different nature of the shareholders’ and policyholders’ interests in the retail long-term assurance business, the value of the long-term assurance business attributable to shareholders is included in Other Assets and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

As the consolidated accounts include partnerships where a Group member is a partner, advantage has been taken of the exemption given by Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership accounts.

(c) Shares in subsidiary undertakings
Barclays PLC’s investment in Barclays Bank PLC, together with Barclays Bank PLC’s investments in subsidiary undertakings, are stated at the amount of the underlying net asset, including attributable goodwill. Changes in the value of the net assets are accounted for as movements in the revaluation reserve.

(d) Interests in associated undertakings and joint ventures
An associated undertaking generally is one in which the Group’s interest is more than 20% and no more than 50% and where the Group exercises a significant influence over the entity’s operating and financial policies. A joint venture is one where the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other parties. The profit and loss account includes income from interests in associated undertakings and joint ventures based on accounts made up to dates not earlier than three months before the balance sheet date. Interests in associated undertakings and joint ventures are included in the consolidated balance sheet at the Group’s share of the book value of the net assets of the undertakings concerned plus unamortised goodwill arising on the acquisition of the interest.

(e) Goodwill
Goodwill may arise on the acquisition of subsidiary and associated undertakings and joint ventures. It represents the excess of cost over fair value of the Group’s share of net assets acquired.

In accordance with Financial Reporting Standard (FRS) 10, goodwill is capitalised as an intangible asset and amortised through the profit and loss account over its expected useful economic life. For acquisitions prior to 1st January 1998, the Group accounting policy had been to write off goodwill directly to reserves. The transitional arrangements of FRS 10 allow this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly against reserves prior to FRS 10 will be written back and reflected in the profit and loss account.

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

For the purpose of calculating goodwill, fair values of acquired assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

(f) Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at rates of exchange ruling on the balance sheet date. Overseas profits and losses are translated into sterling at average rates of exchange for the year. Profits arising in areas experiencing hyperinflation are adjusted to recognise its effect on the worth of the working capital employed. Exchange differences arising from the application of closing rates of exchange to the opening net assets held overseas, to the retranslation of the result for the year from the average rate to the closing rate and to related foreign currency borrowings are taken directly to reserves. All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

(g) Shareholders’ interest in the retail long-term assurance fund
The value of the shareholders’ interest in the Group’s retail long-term assurance business represents an estimate of the net present value of the

Barclays PLC Annual Report 2003       101

Consolidated Accounts Barclays PLC
Accounting Policies

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

The amount of a fee payable by a borrower representing an insurance premium, in respect of high loan to value UK residential secured loans is deferred and included in accruals and deferred income in the Group balance sheet. Following regular reviews of the amount of deferred income required to cover anticipated losses in respect of this lending, deferred income is released to the profit and loss account on an annual basis.

(j) Depreciation
Tangible fixed assets are depreciated on a straight-line basis over their useful economic lives at the following annual rates:

Freehold buildings and long-leasehold property
(more than 50 years to run)	2%
Leasehold property	over the remaining
(less than 50 years to run)	life of the lease
Costs of adaptation of freehold and leasehold property(a)	10%
Equipment installed in freehold and leasehold property(a)	10%
Computers and similar equipment	20%-33%
Fixtures and fittings and other equipment	20%

Note

(a)	Where a leasehold has a remaining useful life of less than 10 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

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

(k) Impairment
Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs. If the occurrence of an external event gives rise to a reversal of an impairment loss, the reversal is recognised in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams. The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream.

(l) Loans and advances
Loans and advances, other than those held in a dealing portfolio, are recorded in the balance sheet at cost, less interest in suspense debited to the customer’s account, specific and general provisions. Advances held in a dealing portfolio for the purpose of trading on a secondary market are valued at the lower of cost and market value.

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

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. These provisions are adjusted at least half yearly by an appropriate charge or release of general provision based on a statistical analysis. The accuracy of this analysis is periodically assessed against actual losses. Gradings are used to rate the credit quality of borrowers. Each grade corresponds to an Expected Default Frequency and is calculated by using manual or computer driven score-sheets validated by an analysis of the Group’s own historical data. This grade can be derived from different sources depending upon the borrower (e.g. internal model, credit rating agency). The general provision also takes into account the economic climate in the market in which the Group operates and the level of security held in relation to each category of counterparty. The general provision includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation. General provisions are created with respect to the recoverability of assets arising from off balance sheet exposures in a manner consistent with the general provisioning methodology.

The aggregate specific and general provisions which are made during the year, less amounts released and recoveries of bad debts previously written off, are charged against operating profit and are deducted from loans and advances. Impaired lendings are written off against the balance sheet asset and provision in part, or in whole, when the extent of the loss incurred has been confirmed.

If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. Although it continues to be charged to the customers’ accounts, the suspense account in the balance sheet is netted against the relevant loan. If the collection of interest is considered to be remote, interest is no longer applied and suspended interest is written off. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up to date and future payments are reasonably assured.

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

Other debt securities and equity shares are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account through dealing profits. Listed securities are valued based on market prices, with long positions at bid and short positions at offer price. Unlisted securities are valued based on the Directors’ estimate, which takes into consideration discounted cash flows, price earnings ratios and other valuation techniques.

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

(n) Pensions and other post-retirement benefits
The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The majority of UK staff are members of The Barclays Bank UK Retirement Fund (the UK Fund) which comprises four sections. These are a defined benefit scheme (the 1964 Pension Scheme) and a defined contribution scheme (the Retirement Investment Scheme), which are both now closed to new members, a hybrid scheme, afterwork, and a defined contribution scheme, the Pension Investment Plan. Details are set out in Note 4. Other UK staff are covered by broadly comparable schemes which are accounted for on a comparable basis. The assets of the UK Fund are held separately from the assets of the Group and are administered by a trustee. The pension cost is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. The basis of estimation is set out in Note 4 on page 115. The Group also provides post-retirement health care to certain staff and pensioners in the UK and US. Where appropriate, provisions for post-retirement benefits are raised on a basis similar to that detailed for defined benefit pension schemes. Where an actuarial basis is not appropriate, provisions are recognised in accordance with the policy on non-credit risk provisions (see (q) below).

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

(p) Deferred tax
Deferred tax is provided in full in respect of timing differences that have originated but not reversed at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Deferred tax is not provided on permanent differences. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable.

Barclays PLC Annual Report 2003       103

Consolidated Accounts Barclays PLC
Accounting Policies

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

When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated income. The provision is discounted using market rates to reflect the long-term nature of the cash flows.

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

(r) Derivatives
Derivatives are used to hedge interest, exchange rate commodity and equity exposures related to non-trading positions. Instruments used for hedging purposes include swaps, equity derivatives, forward rate agreements, futures, options and combinations of these instruments. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives entered into for trading purposes include swaps, equity derivatives, credit derivatives, commodity derivatives, forward rate agreements, futures, options and combinations of these instruments.

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

A premium paid or received in respect of a credit derivative hedging an asset or liability is amortised over the life of the protection purchased or sold against either interest payable or interest receivable. Where a credit event occurs which triggers a recovery under the credit derivative, then the recovery will be offset against the profit and loss charge on the underlying asset or liability.

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

Derivatives used for trading purposes

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

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

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities.

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

(x) Internally developed software
The Group’s general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets.

Changes in accounting policy
Following the issue of UITF Abstract 37, ‘Purchases and sales of own shares’, Group holdings of Barclays PLC shares (excluding shares held in Employee Share Ownership Plan (ESOP) trusts) are accounted for as a deduction in arriving at shareholders’ funds, rather than as assets. Purchases and sales of Barclays PLC shares are shown as changes in shareholders’ funds. No profits or losses are recognised in respect of dealings in Barclays PLC. Comparatives have been restated accordingly. As a result, equity shares and shareholders’ funds have been reduced by £4m at 31st December 2002, and £12m at 31st December 2003. There was no impact on the 2002 or 2003 profit and loss account.

There have been no other significant changes to the accounting policies as described in the 2002 Annual Report.

Future UK accounting developments
The Group is currently considering the implications of UITF Abstract 38, ‘Accounting for ESOP trusts’, which was issued in December 2003. UITF Abstract 38 requires shares held in ESOP trusts to be accounted for as a deduction in arriving at shareholders’ funds, rather than as assets. The charge to the profit and loss account in respect of such shares is based on the intrinsic value of the shares, rather than book value. UITF Abstract 38 will be implemented by the Group in 2004.

Conversion to International Financial Reporting Standards in 2005
By Regulation, the EU has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will have to comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

Although existing UK requirements are similar in many ways to IFRSs, there are key differences. The final text for many of the standards was

Barclays PLC Annual Report 2003       105

Consolidated Accounts Barclays PLC
Accounting Policies

finalised late in 2003, with one key standard, ‘Financial Instruments: Recognition and Measurement’ (IAS 39), expected to be substantially completed by the end of March 2004. This standard and ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) are expected to have significant impact on the reported results. Other standards, particularly ‘Employee Benefits’ (IAS 19) and proposals for accounting for share based payments and goodwill are also expected to have significant impact.

The Group commenced a programme of work in 2002, initially identifying the differences between IFRS and existing UK standards based on the requirements then in force. This led to a programme of work led centrally, but involving all the business units and functions, to change systems and processes and to provide training so as to ensure that the Group can meet the requirements fully in 2005. In addition, the programme is assisting the business units and functions to consider the wider business impact of the change in reporting in the EU. This work is advancing to plan. The main risks and uncertainties relate to the standards that have not yet been finalised and adopted by the EU. However, the programme is following normal project controls and change management and we are confident that we will be able to meet requirements for financial reporting in 2005.

US GAAP
Significant differences exist between accounting principles generally accepted in the UK and those generally accepted in the US. The effect of US GAAP on attributable profit and shareholders’ funds of Barclays PLC is set out in Note 61.

Accounting Presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification.

Nature of business
Barclays is an international financial services group engaged primarily in banking, investment banking and asset management. In terms of assets employed, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries around the world and is a leading provider of co-ordinated global services to multinational corporations and financial institutions in the world’s main financial centres.

Analyses by geographical segments and classes of business
The analyses by geographical segment are generally based on the location of the office recording the transaction.

Acquisitions
In 2001, the Group increased its shareholding in Banco Barclays SA (formerly Banco Barclays e Galicia SA) from 50% to over 99%. The entity has been consolidated as a subsidiary undertaking since 1st January 2001.

In April 2002, Barclaycard acquired the UK Providian credit card business.

In October 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank (FirstCaribbean). Barclays interest in the new entity has been accounted for as an Associated undertaking. The transaction resulted in a gain for Barclays of £206m (recognised in the Statement of total recognised gains and losses) consequent on the disposal of a share of its Caribbean operations. The acquisition of a share of CIBC West Indies Holding Limited has generated goodwill in Barclays of £131m.

On 31st January 2003, Barclays acquired the retail stockbroking business Charles Schwab Europe.

On 19th May 2003, Barclays completed the acquisition of Clydesdale Financial Services Limited and its holding company Carnegie Holdings Limited, a retailer point of sale finance business.

On 16th July 2003, Barclays completed the acquisition of Banco Zaragozano, a Spanish private sector banking group.

On 17th December 2003, Barclays acquired Gerrard Management Services Limited (‘Gerrard’), a private client discretionary and advisory asset management business.

Disposals
In 2001, the Group disposed of the Greek Branches of the Bank and Banque Woolwich SA.

In 2002 the Group disposed of a share of the Group’s Caribbean operation (see detail under Acquisitions above). The effect of the disposal is reflected in the Statement of recognised gains and losses on page 108.

In 2003, the Group did not make any significant disposals.

Consolidated Accounts Barclays PLC
Consolidated Profit and Loss Account

Consolidated profit and loss account
For the year ended 31st December 2003

		2003	2002	2001
	Note	£m	£m	£m

Interest receivable:
Interest receivable and similar income arising from debt securities		2,384	2,030	2,383
Other interest receivable and similar income		10,043	10,014	11,075

		12,427	12,044	13,458
Interest payable		(5,823)	(5,839)	(7,492)

Net interest income		6,604	6,205	5,966
Fees and commissions receivable		4,896	4,454	4,202
Less: fees and commissions payable		(633)	(529)	(465)
Dealing profits	1	1,054	833	1,011
Other operating income	2	490	364	428

Operating income		12,411	11,327	11,142

Administrative expenses – staff costs	3	(4,295)	(3,755)	(3,714)
Administrative expenses – other	5	(2,404)	(2,312)	(2,303)
Depreciation	6	(289)	(303)	(308)
Goodwill amortisation	6	(265)	(254)	(229)

Operating expenses		(7,253)	(6,624)	(6,554)

Operating profit before provisions		5,158	4,703	4,588

Provisions for bad and doubtful debts	16	(1,347)	(1,484)	(1,149)
Provisions for contingent liabilities and commitments	7	1	(1)	(1)

Provisions		(1,346)	(1,485)	(1,150)

Operating profit		3,812	3,218	3,438
Profit/(loss) from joint ventures		1	(5)	(1)
Profit/(loss) from associated undertakings		28	(5)	(8)
Profit/(loss) on disposal/termination of Group undertakings	8	4	(3)	(4)

Profit on ordinary activities before tax		3,845	3,205	3,425
Tax on profit on ordinary activities	9	(1,076)	(955)	(943)

Profit on ordinary activities after tax		2,769	2,250	2,482
Minority interests – equity	10	(25)	(20)	(31)
Minority interests – non-equity	10	–	–	(5)

Profit for the financial year attributable to the members of Barclays PLC		2,744	2,230	2,446
Dividends	11	(1,340)	(1,206)	(1,110)

Profit retained for the financial year		1,404	1,024	1,336

Basic earnings per 25p ordinary share	12	42.3p	33.7p	36.8p

Diluted earnings per 25p ordinary share	12	42.1p	33.4p	36.4p

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on an historical cost basis.

The Board of Directors approved the accounts set out on pages 101 to 190 on 11th February 2004.

Barclays PLC Annual Report 2003       107

Consolidated Accounts Barclays PLC
Statement of Total Recognised Gains and Losses

Statement of total recognised gains and losses
For the year ended 31st December 2003

	2003	2002	2001
	£m	£m	£m

Profit for the financial year attributable to the members of Barclays PLC	2,744	2,230	2,446
Exchange rate translation differences	(4)	(61)	3
(Loss)/gain arising from transaction with third parties	(4)	206	–
Other items	(3)	8	(24)
Joint ventures and associated undertakings	(22)	2	(15)

Total recognised gains relating to the period	2,711	2,385	2,410

Consolidated Accounts Barclays PLC
Consolidated Balance Sheet

Consolidated balance sheet
As at 31st December 2003

		2003		2002
				restated
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks			1,726		2,032
Items in course of collection from other banks			2,006		2,335
Treasury bills and other eligible bills	13		7,177		7,645
Loans and advances to banks – banking		17,254		15,369
– trading		44,670		42,805
	14		61,924		58,174
Loans and advances to customers – banking		167,858		157,222
– trading		58,961		45,176
	15		226,819		202,398
Debt securities	17		97,393		94,229
Equity shares	18		7,859		3,129
Interests in joint ventures – share of gross assets		266		242
– share of gross liabilities		(208)		(184)
	19		58		58
Interests in associated undertakings	19		370		397
Intangible fixed assets	20		4,406		3,934
Tangible fixed assets	21		1,790		1,626
Other assets	23		19,835		16,839
Prepayments and accrued income	25		3,921		2,982

			435,284		395,778
Retail life-fund assets attributable to policyholders	24		8,077		7,284

Total assets			443,361		403,062

Sir Peter Middleton GCB Chairman

Matthew Barrett Group Chief Executive

Naguib Kheraj Group Finance Director

Barclays PLC Annual Report 2003       109

Consolidated Accounts Barclays PLC
Consolidated Balance Sheet

Consolidated balance sheet
As at 31st December 2003

		2003		2002
				restated
	Note	£m	£m	£m	£m
Liabilities
Deposits by banks – banking		57,641		48,751
– trading		36,451		38,683
	26		94,092		87,434
Customer accounts – banking		155,814		144,078
– trading		29,054		27,420
	27		184,868		171,498
Debt securities in issue	28		49,569		45,885
Items in course of collection due to other banks			1,286		1,416
Other liabilities	29		69,497		56,564
Accruals and deferred income	30		4,983		4,352
Provisions for liabilities and charges – deferred tax	31		646		461
Provisions for liabilities and charges – other	32		369		486
Dividend			879		788
Subordinated liabilities:
Undated loan capital – convertible to preference shares		–		310
– non-convertible		6,310		6,368
	33		6,310		6,678
Dated loan capital – convertible to preference shares		17		11
– non-convertible		6,012		4,848
	34		6,029		4,859

			418,528		380,421

Minority and other interests and shareholders’ funds Minority interests – equity			283		156
Called up share capital	35	1,642		1,645
Share premium account		5,417		5,277
Capital redemption reserve		274		262
Other capital reserve		617		617
Revaluation reserve		24		24
Profit and loss account		8,499		7,376
Shareholders’ funds – equity	37		16,473		15,201

			16,756		15,357

			435,284		395,778
Retail life-fund liabilities to policyholders	24		8,077		7,284

Total liabilities and shareholders’ funds			443,361		403,062

		2003	2002
	Note	£m	£m
Memorandum items	44
Contingent liabilities:
Acceptances and endorsements		671	2,589
Guarantees and assets pledged as collateral security		24,596	16,043
Other contingent liabilities		8,427	7,914

		33,694	26,546

Commitments – standby facilities, credit lines and other		114,847	101,378

Consolidated Accounts Barclays PLC
Consolidated Statement of Changes in Reserves

Consolidated statement of changes in reserves
For the year ended 31st December 2003

	2003	2002	2001
		restated	restated
	£m	£m	£m
Share premium account
At beginning of year	5,277	5,149	4,950
Premium arising on shares issued	140	128	199

At end of year	5,417	5,277	5,149

Capital redemption reserve
At beginning of year	262	232	227
Repurchase of ordinary shares	12	30	5

At end of year	274	262	232

Other capital reserve
At beginning of year	617	617	469
Repurchase of preference shares	–	–	148

At end of year	617	617	617

Revaluation reserve
At beginning of year	24	30	35
Exchange rate translation differences	2	–	(1)
Released on transaction with third parties	(2)	(6)	–
Other items	–	–	(4)

At end of year	24	24	30

Profit and loss account
At beginning of year	7,380	6,789	5,840
Prior year adjustment	(4)	–	–

At beginning of year as restated	7,376	6,789	5,840
Profit retained	1,404	1,024	1,336
Exchange rate translation differences	(31)	(61)	4
Repurchase of ordinary shares	(192)	(516)	(96)
Transfer to capital redemption reserve	(12)	(30)	(5)
Goodwill written back on disposals	–	10	–
Shares issued to employee trusts (see below)	(36)	(48)	(107)
Transfer to other capital reserve	–	–	(148)
(Loss)/gain arising from transaction with third parties	(4)	212	–
Increase in Treasury shares	(8)	(4)	–
Other items	2	–	(35)

At end of year	8,499	7,376	6,789

Total reserves	14,831	13,556	12,817

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2003 totalled £925m (2002: £1,038m, 2001: £1,190m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Goodwill amounting to £205m (2002: £205m, 2001: £215m) has been charged directly against reserves in prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

In 1998, the Group established a Qualifying Employee Share Ownership Trust (QUEST) for the purposes of delivering shares on the exercise of options under the SAYE. During 2003 the Group received from the trustees of the QUEST £88m (2002: £122m, 2001: £195m) on the issue of shares in respect of the exercise of options awarded under SAYE. Of the amount received from the trustees, employees paid £53m (2002: £76m, 2001: £90m) and the balance of £35m (2002: £46m, 2001: £105m) comprised utilisation of contribution to the QUEST from Group Companies together with net interest earned thereon. During 2003 the Barclays Group (PSP & ESOS) Employee Share Ownership Trust (ESOT) ceased to be used to facilitate the provision of Barclays PLC shares to participants exercising rollover options under the Woolwich plc 1998 Executive Share Option Plan (WESOP). During 2003, the Group received from the trustees of this trust £nil (2002: £8m and 2001: £6m) on the issue of shares in respect of the exercise of options awarded under WESOP. Of the amount received from the trustees, employees paid £nil (2002: £6m and 2001: £4m) and the balance of £nil (2002: £2m and 2001: £2m) comprised contribution to the trust from Group Companies. WESOP exercises during 2003 were satisfied by issuing shares directly to participants.

Accumulated exchange rate translation differences included in reserves are £568m debit (2002: £539m, 2001: £478m both debit).

Barclays PLC Annual Report 2003       111

Consolidated Accounts Barclays PLC
Consolidated Cash Flow Statement

Consolidated cash flow statement
For the year ended 31st December 2003

		2003		2002		2001
	Note	£m	£m	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	48		(2,290)		6,747		3,192
Dividends received from joint ventures and associated undertakings			7		1		3
Returns on investments and servicing of finance:
Interest paid on loan capital and other subordinated liabilities		(606)		(607)		(598)
Preference dividends paid by subsidiary undertaking		–		–		(5)
Dividends paid to minority shareholders		(14)		(23)		(17)
Net cash outflow from returns on investment and servicing of finance			(620)		(630)		(620)
Tax paid			(910)		(828)		(1,004)
Capital expenditure and financial investment:
Capital expenditure		(310)		(301)		(351)
Sale of property and equipment		97		289		152
Purchase of investment securities		(36,886)		(28,128)		(20,173)
Redemption of investment securities		17,137		10,247		5,704
Sale of investment securities		21,394		11,137		13,338
Net cash inflow/(outflow) from capital expenditure and financial investment			1,432		(6,756)		(1,330)
Acquisitions and disposals Net cash outflow from formation of FirstCaribbean International Bank Ltd	49	–		(160)		–
Acquisition of Group undertakings	52	(985)		(451)		(36)
Sale of other Group undertakings	49	39		(1)		42
Sale of associated undertakings		16		–		–
Net cash (outflow)/inflow from acquisitions and disposals			(930)		(612)		6
Equity dividend paid			(1,249)		(1,146)		(1,014)

Net cash outflow before financing			(4,560)		(3,224)		(767)
Financing:	50
Issue of loan capital and other subordinated liabilities (net of expenses)		1,926		2,173		3,019
Redemption/repurchase of loan capital and other subordinated liabilities		(974)		(376)		(715)
Non-recourse financing		3,262		644		607
Repurchase of ordinary shares		(204)		(546)		(101)
Issue of ordinary shares (net of contribution to the QUEST)		113		87		103
Redemption of preference shares		–		–		(148)
Issue of shares to minority interest		65		35		–
Net cash inflow from financing			4,188		2,017		2,765

(Decrease)/increase in cash	51		(372)		(1,207)		1,998

Consolidated Accounts Barclays PLC
Parent Company Accounts

Parent company accounts

	2003	2002	2001
		restated	restated
Profit and loss account and changes in reserves for the year ended 31st December	£m	£m	£m
Interest income	4	6	5
Operating expenses:
Management charge from subsidiary undertaking	(4)	(6)	(5)

Operating profit	–	–	–
Dividends from subsidiary undertaking	1,580	1,798	1,317

Profit on ordinary activities before tax	1,580	1,798	1,317
Tax on profit on ordinary activities	–	–	–

Profit on ordinary activities after tax	1,580	1,798	1,317
Dividends	(1,340)	(1,206)	(1,110)

Profit retained by Barclays PLC	240	592	207
Profit retained by subsidiary undertakings	1,148	443	1,143
Profit/(loss) retained by associated undertakings and joint ventures	16	(11)	(14)

Profit retained for the financial year	1,404	1,024	1,336
Premium arising on shares issued	140	128	199
Reduction in reserves arising from repurchase of shares	(192)	(516)	(96)
Shares issued to the QUEST in relation to share option schemes for staff	(36)	(46)	(105)
Other movements in investment in Barclays Bank PLC	(41)	149	(38)
Profit and loss account and other reserves brought forward	13,556	12,817	11,521

Profit and loss account and other reserves carried forward	14,831	13,556	12,817

		2003	2002
			restated
Balance sheet as at 31st December	Note	£m	£m
Fixed assets
Investment in Barclays Bank PLC	38	16,473	15,201

Current assets
Amounts falling due within one year:
Due from subsidiary undertaking		879	788

		879	788
Current liabilities
Amounts falling due within one year – dividend		(879)	(788)

Net current assets		–	–

Assets less current liabilities		16,473	15,201

Capital and reserves Called up share capital	35	1,642	1,645
Share premium account		5,417	5,277
Capital redemption reserve		274	262
Revaluation reserve		8,259	7,136
Profit and loss account		881	881

Shareholders’ funds – equity	37	16,473	15,201

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on an historical cost basis.

Sir Peter Middleton GCB Chairman

Matthew Barrett Group Chief Executive

Naguib Kheraj Group Finance Director

Barclays PLC Annual Report 2003       113

Notes to the Accounts
For the Year Ended 31st December 2003

1 Dealing profits

	2003	2002	2001
	£m	£m	£m
Rates related business	909	876	823
Credit related business	145	(43)	188

	1,054	833	1,011

Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from their revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

Of the total dealing profit, £498m was earned on securities (2002: £325m, 2001: £345m).

Rates related businesses include fixed income, foreign exchange, commodities, emerging markets, money markets trading and equity related activities. Credit related businesses include trading relating to loans, corporate bonds, credit derivatives and structured capital markets.

2 Other operating income

	2003	2002	2001
	£m	£m	£m
Premium income on insurance underwriting	264	178	158
Profits on disposal of investment securities	73	58	37
(Loss)/income from the long-term assurance business	(33)	(51)	127
Property rentals	15	20	30
Dividend income from equity shares	6	7	8
Other income	165	152	68

	490	364	428

3 Administrative expenses – staff costs

	2003	2002	2001
	£m	£m	£m
Salaries and accrued incentive payments	3,441	3,159	3,149
Social security costs	278	240	243
Pension costs	180	(27)	(17)
Post-retirement health care	19	15	–
Other staff costs	377	368	339

	4,295	3,755	3,714

The following amounts, relating to the administration staff (including temporary staff) whose remuneration is reflected in the valuation of the long-term assurance fund, are not included in staff costs reported above:

	2003	2002	2001
	£m	£m	£m
Salaries and accrued incentive payments	5	12	47
Social security costs	1	1	5
Other staff costs	–	–	18

	6	13	70

Average number of employees

The average number of persons employed by the Group worldwide during the year, excluding agency staff, was 74,400 (2002: 77,200, 2001: 77,100). The average number of administration staff whose remuneration is reflected in the valuation of the long-term assurance fund, was 208 (2002: 370, 2001: 1,600).

4 Pensions, post-retirement benefits and other staff costs

Pensions

The UK Retirement Fund (UKRF) comprises four sections:

The 1964 Pension Scheme

Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State Pension age.

The Retirement Investment Scheme (RIS)

A defined contribution plan for most new joiners up to 1st October 2003. Between 5.5% and 13.5% of pensionable pay is credited to members’ retirement accounts in addition to contributions paid by the members themselves; precise amounts are dependent upon each member’s age and contribution decision. This was closed to new entrants on 1st October 2003.

The Pension Investment Plan (PIP)

A defined contribution plan created from 1st July 2001 to provide benefits for certain employees of Barclays Capital. 10% of pay is credited to members’ retirement accounts.

afterwork

Combines a contributory cash balance element with a voluntary defined contribution element. New employees since 1st October 2003 are eligible to join afterwork. In addition, the large majority of active members of the RIS (now closed) were transferred to afterwork in respect of future benefit accrual after 1st January 2004.

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the four sections.

Integration of the Woolwich Pension Fund (WPF)

Under the terms of an agreement between the Bank, the Trustees of the WPF and the Trustees of the UKRF, the liabilities in respect of all pensioners and deferred pensioners, along with consenting active members of the WPF, were transferred into the UKRF on 14th February 2003. Payments were made on 1st July 2003, with the WPF Trustees transferring assets worth £418m and Woolwich plc making a special contribution of £138m on 4th July 2003.

Formal actuarial valuations of the UKRF are carried out triennially by a professional qualified independent actuary. The most recent formal valuation was conducted as at 30th September 2001 and expresses the assets and liabilities at market values. However, in light of the changing market conditions, an interim actuarial review was conducted as at 30th September 2003. The market value of assets at the interim review date was £10,950m and the valuation revealed a surplus of assets over the accrued liabilities of £158m or 1% after allowing for expected future salary increases. Whilst this surplus was estimated to be sufficient to allow the Bank to continue its contribution holiday, which commenced in January 1998, for all sections until 2004, it was expected that at this point Bank contributions would recommence at the full rate. The Bank decided to accelerate these future contributions through a payment of £500m which was paid in December 2003. As a consequence, further contributions are not expected to be required until at least the start of 2006. The next formal valuation will be conducted as at 30th September 2004, at which point the position will again be reviewed. Protected Rights contributions in respect of RIS and PIP members have been paid as required by the contracting-out regulations. The principal financial assumptions underlying the 2003 interim actuarial review were:

Price inflation	2.5%	Earnings growth	4.0%
Dividend growth	4.0%	Return on future investments – 1964 Scheme	6.5%
Pension increases	2.5%	– afterwork	5.5%

The projected unit method was used for the 2003 interim actuarial review. In calculating the surplus of assets over accrued liabilities, assets were taken at their market value and a discount rate of 6.4% p.a. at 30th September 2003 was used to value the 1964 Pension Scheme accrued liabilities. This rate of 6.4% was derived by taking a weighted average of the market yields on the day, weighting by reference to the UKRF’s strategic asset allocation; for the equity component, allowance was made for future dividend growth.

It is the Bank’s policy to allow for the results of a new valuation in its pension charge in the year following the valuation date. Therefore, the 2003 figures shown below reflect the 2002 interim actuarial valuation, with the pensions charge in the accounts being reduced over the remaining service lives of the members to take account of the surplus.

Without the benefit of the surplus, the 1964 Pension Scheme charge, based on the 2002 interim valuation, would be 21.1% of the pensionable salaries (on the projected unit method) assessed using the assumption regarding return on new investments, while contributions to the RIS and PIP would equal the contributions described above plus the costs of ill-health and death in service benefits.

Barclays PLC Annual Report 2003       115

Notes to the Accounts
For the Year Ended 31st December 2003

4 Pensions, post-retirement benefits and other staff costs (continued)

	2003	2002	2001
	£m	£m	£m
Pension costs vary from regular costs as follows (UKRF):
Regular costs	221	197	181
Variation from regular costs (including interest)	(90)	(266)	(250)

	131	(69)	(69)

Of the total regular cost in 2003 of £221m, £165m relates to the 1964 Pension Scheme, £37m to the RIS and £19m to the PIP. The regular cost in respect of afterwork, which during 2003 only included new employees from 1st October 2003, was less than £1m.

The approach taken to calculating the pension charge in the accounts for the 1964 Pension Scheme is to take assets and liabilities at market values with effect from 1st January 2003. The assumptions used to derive the 1964 Pension Scheme pensions charge differ from those shown above in that returns on new investments are assumed to be 6.5% p.a., dividend growth is assumed to be 4.3% p.a and future price inflation is assumed to be 2.3% p.a. A discount rate at 1st January 2003 of 6.8% was used to value the accrued liabilities, derived as explained above, but based on market conditions at 31st December 2002. This resulted in an accounting surplus of assets over the accrued liabilities and pension prepayments of £544m or 6%, allowing for expected future salary increases. Spreading the accounting surplus using the straight-line method over the future remaining service lives of the active members would be sufficient to produce a variation from regular cost of £90m including interest.

Total pension costs of the Group are summarised as follows:

	2003	2002	2001
	£m	£m	£m
The UK Retirement Fund	131	(69)	(69)
Other UK pension schemes	17	20	24
Overseas pension schemes	32	22	28

	180	(27)	(17)

The increase in the pension cost is primarily due to a decrease in the accounting surplus which has resulted in a corresponding decrease in the variation from regular cost. The Bank also operates a defined benefit scheme for overseas employees of the Bank similar in design to the 1964 Pension Scheme, the Barclays Bank (1951) Pension Fund, which had a formal valuation as at 30th September 2002 and an interim valuation as at 30th September 2003. The pension charge has been assessed using consistent assumptions to those used for the 1964 Pension Scheme and a credit of £3m (2002: £3m, 2001: £3m) is included in Other UK pension schemes.

A net prepayment of £637m was reflected in the balance sheet (2002: £137m), which results from the difference between the amounts recognised as costs in the profit and loss account and the amounts funded.

Note 60 contains the disclosures required by FRS 17, Note 61 provides additional disclosures required by US Statement of Financial Accounting Standards (SFAS) No. 132 (revised).

Post-retirement benefits

Some 11,000 UK and US pensioners are provided with private health care on similar terms to current employees. In addition, 5,000 members of staff and a further 1,000 Barclays Bank PLC pensioners who have retired since 30th June 1999 and have satisfied the qualification criteria may also become eligible for this benefit, which is being progressively withdrawn for these pensioners over the period to 30th June 2008.

Other staff costs

Other staff costs comprise medical health care costs, social welfare taxes, staff transfer costs, redundancy payments and other sundry employee costs.

5 Administrative expenses – other

	2003	2002	2001
Property and equipment expenses	£m	£m	£m
Hire of equipment	8	12	16
Property rentals	184	180	183
Other property and equipment expenses	901	793	775
Other administrative expenses	1,311	1,327	1,329

	2,404	2,312	2,303

Fees paid to the Group’s main auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2003	2002	2001
	£m	£m	£m
Audit related
Group statutory	6	5	5
Regulatory	3	5	7

	9	10	12
Further assurance services	3	3	5
Taxation services
Compliance	4	3	4
Advisory	2	2	1

	6	5	5
Other services
Transaction support	2	3	3
Other services	1	1	1

	3	4	4

Total fees	21	22	26

The figures shown in the above table include amounts paid in the United Kingdom to PricewaterhouseCoopers LLP and also PricewaterhouseCoopers in previous years. Fees for audit services above include all amounts paid to the Group’s auditors in their capacity as such.

In addition to the fees included in the above table, amounts paid in prior periods to PwC Consulting, the management consultancy arm of PricewaterhouseCoopers up to its sale to the IBM Corporation on 1st October 2002, amounted to £nil in the year (2002: £6m, 2001: £12m).

Further assurance services include internal control reviews, attest services not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Transaction support services includes due diligence related to transactions and accounting consultations and audits in connection with transactions.

Other services primarily include general process reviews and training programmes.

6 Depreciation and amortisation

	2003	2002	2001
	£m	£m	£m
Depreciation
Property depreciation	93	93	105
Equipment depreciation	196	198	194
Loss on sale of equipment	–	12	9

	289	303	308

Amortisation
Goodwill amortisation	265	254	229

Barclays PLC Annual Report 2003       117

Notes to the Accounts
For the Year Ended 31st December 2003

7 Provisions for contingent liabilities and commitments

2003	2002	2001
£m	£m	£m
(1)	1	1

8 Profit/(loss) on disposal/termination of Group undertakings

	2003	2002	2001
	£m	£m	£m
Net profit/(loss) on disposal of Group undertakings	4	8	(4)
Loss on termination of Group activities	–	(11)	–

	4	(3)	(4)

The net profit on disposal of Group undertakings comprises profits on disposal of £7m (2002: £14m, 2001: £15m) and losses on disposal of £3m (2002: £6m, 2001: £19m).

Goodwill previously written off to reserves on disposals amounted to £nil (2002: £10m, 2001: £nil). No tax credit is attributable to the losses on disposal in 2003, 2002 and 2001 and no tax was payable on the 2003, 2002 and 2001 gains.

Up to the date of sale, the businesses sold in 2003 contributed £29m profit to Group profit before tax (2002: £3m profit, 2001: £8m loss).

9 Tax

The charge for tax is based upon the effective UK corporation tax rate of 30% (2002: 30%, 2001: 30%) and comprises:

	2003	2002	2001
	£m	£m	£m
Current tax:
United Kingdom	726	806	792
Overseas	154	184	149

Total current tax	880	990	941

Deferred tax (credit)/charge:
United Kingdom	215	(32)	13
Overseas	(21)	(2)	(9)

Total deferred tax	194	(34)	4

Associated undertakings and joint ventures, including overseas tax of (£2m) (2002: (£1m), 2001: (£2m))	2	(1)	(2)

Total charge	1,076	955	943

Analysis of deferred tax (credit)/charge:
Leasing transactions	6	57	24
Short-term and other timing differences	188	(91)	(20)

	194	(34)	4

Current tax includes a credit of £53m (2002: £38m credit, 2001: £11m charge) on the shareholders’ interest in the long-term assurance fund. Included within current tax are prior year adjustments to UK tax of (£3m) (2002: (£12m), 2001: 26m) and overseas tax of £10m (2002: £3m, 2001: £2m).

Available overseas tax credits of £197m (2002: £221m, 2001: £232m) have been applied to reduce UK tax in accordance with UK legislation.

9 Tax (continued)

The tax for the year is lower (2002 and 2001: lower) than the standard rate of corporation tax in the UK (30%) (2002 and 2001: 30%). The differences are set out below:

	2003	2002	2001
	£m	£m	£m
Tax charge at average United Kingdom corporation tax rate of 30% (2002: 30%, 2001: 30%)	1,153	961	1,027
Prior year adjustments	7	(9)	28
Effect of change in non-allowable general provisions	2	(2)	(11)
Effect of non-allowable property write-downs and depreciation	13	12	17
Effect of Enterprise Zone Allowance	(205)	–	–
Net effect of differing tax rates overseas	(95)	(70)	(65)
Net effect of overseas losses not available for relief in the United Kingdom	(12)	(40)	(17)
Other non-allowable expenses	(28)	8	(21)
Gains covered by capital losses brought forward	(44)	(3)	(49)
Goodwill	74	69	67
Other items	17	63	(37)

Current tax charge	882	989	939
Deferred tax charge	194	(34)	4

Overall tax charge	1,076	955	943

Effective tax rate %	28.0	29.8	27.5

The charge for the year is based upon a UK corporation tax rate of 30% for the calendar year 2003 (2002: 30%, 2001: 30%). The effective rate of tax was 28.0% (2002: 29.8%, 2001: 27.5%). The decrease in the tax rate was primarily due to the beneficial effects of lower tax on overseas income, recognition of agreed capital gains tax losses and certain non-taxable gains, partially offset by the absence of tax relief on goodwill. The beneficial effect of the Enterprise Zone Allowance in the current tax charge is offset by a corresponding increase in the deferred tax charge.

10 Minority and other interests – Barclays PLC

Equity minority interests in the balance sheet represent the interests of third parties in the equity shares of the Group subsidiary undertakings.

11 Dividends – Barclays PLC

	2003	2002	2001
Dividends per ordinary share	£m	£m	£m
Interim	457	419	383
Final	883	787	727

	1,340	1,206	1,110

		(pence per share)
Interim	7.05	6.35	5.750
Final	13.45	12.00	10.875

	20.50	18.35	16.625

Dividends amounting to £0.2m (2002: £0.2m, 2001: £0.2m) are payable on the staff shares, which carry a fixed dividend of 20% per annum unless no dividend is paid for the year on the ordinary shares.

12 Earnings per 25p ordinary share – Barclays PLC

	2003	2002	2001
	£m	£m	£m
Basic and diluted earnings	2,744	2,230	2,446

		Number of shares (millions)
Basic weighted average number of shares	6,483	6,626	6,651
Potential ordinary shares	31	47	67

Diluted weighted average number of shares	6,514	6,673	6,718

Basic and diluted earnings are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

Certain shares held by incentive plans have been excluded from the calculation of earnings per share in line with UITF 13, on the grounds that the trustee has waived all dividend and voting rights.

Barclays PLC Annual Report 2003       119

Notes to the Accounts
For the Year Ended 31st December 2003

13 Treasury bills and other eligible bills

	2003	2002
	£m	£m
Treasury bills	6,600	5,389
Other eligible bills	577	2,256

	7,177	7,645

Treasury bills and other eligible bills comprise:
Banking business	3,113	4,759
Trading business	4,064	2,886

	7,177	7,645

Treasury bills and other eligible bills are mainly short term in maturity with a book value not materially different from market value.

The total amount of treasury bills and other eligible bills included above, which are subject to sale and repurchase agreements, was £nil at 31st December 2003 (2002: £10m).

14 Loans and advances to banks

	2003	2002
	£m	£m
Repayable
on demand	1,893	1,973
not more than three months	46,146	44,124
over three months but not more than one year	4,996	4,286
over one year but not more than five years	5,207	7,566
over five years	3,698	307

	61,940	58,256
Less: Provisions	(16)	(82)

	61,924	58,174

	2003	2002
	£m	£m
By geographical area
Banking business:
United Kingdom	14,315	11,510
Other European Union	1,702	2,154
United States	110	256
Rest of the World	1,143	1,531

	17,270	15,451
Less: Provisions	(16)	(82)

Total banking business	17,254	15,369
Total trading business	44,670	42,805

	61,924	58,174

At 31st December 2003, there were loans and advances to banks of £27m (2002: £9m) due from associated undertakings and joint ventures.

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £346m at 31st December 2003 (2002: £565m).

Additional analyses are provided within the loans and advances, provisions for bad and doubtful debts and potential credit risk lendings sections on pages 31 to 47.

The geographic analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the US and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

Provisions include specific provisions of £12m (2002: £77m) and general provisions of £4m (2002: £5m).

15 Loans and advances to customers

	2003		2002

	£m	£m	£m	£m
Repayable
on demand		12,179		14,460
not more than three months		76,158		60,590
over three months but not more than one year		15,909		17,915
over one year but not more than five years		34,834		31,262
over five years		90,800		81,165

		229,880		205,392
Less:
Provisions	(3,012)		(2,916)
Interest in suspense	(49)		(78)
		(3,061)		(2,994)

		226,819		202,398

By geographical area
Banking business:
United Kingdom		143,809		135,900
Other European Union		19,027		12,579
United States		3,573		6,138
Rest of the World		4,510		5,599

		170,919		160,216
Less: Provisions		(3,012)		(2,916)
Interest in suspense		(49)		(78)

Total banking business		167,858		157,222
Total trading business		58,961		45,176

		226,819		202,398

At 31st December 2003, there were loans and advances to customers of £277m (2002: £249m) due from associated undertakings and joint ventures.

Mortgage incentive costs of £81m (2002: £86m, 2001: £115m) have been charged to net interest income.

Additional analyses are provided within the loans and advances, provisions for bad and doubtful debts and potential credit risk lendings sections on pages 31 to 47.

The geographical analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the US and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

Provisions include specific provisions of £2,221m (2002: £2,184m) and general provisions of £791m (2002: £732m).

Banking business loans and advances to customers include finance lease receivables of £5,877m (2002: £4,389m) which are stated in the balance sheet after deducting £1,737m (2002: £2,993m) of unearned charges and interest. Assets acquired in the year for letting under finance leases amounted to £645m (2002: £401m).

The following unguaranteed residual values are included in finance lease receivables:

	2003	2002
Residual risk under finance leases	£m	£m
Recoverable:
not more than one year	7	17
over one year but not more than two years	2	4
over two years but not more than five years	3	6
over five years	11	11

	23	38

Barclays PLC Annual Report 2003       121

Notes to the Accounts
For the Year Ended 31st December 2003

15 Loans and advances to customers (continued)

Securitised transactions

Loans and advances to customers include balances which have been securitised. These balances are either accounted for on the basis of linked presentation or separate recognition of the gross assets and related funding.

Linked presentation

Banking business loans and advances to customers include loans subject to non-recourse finance arrangements which at 31st December 2003 and 2002 comprised a portfolio of mortgage loans. The principal benefits of these loans were acquired from the Bank by a special purpose securitisation vehicle which was funded primarily through the issue of floating rate notes. Barclays PLC and its subsidiary undertakings are not obliged to support any losses that may be suffered by the floating rate noteholders and do not intend to provide such support. Additionally, the floating rate notes were issued on the basis that noteholders are only entitled to obtain payment, as to both principal and interest, to the extent that the securitisation vehicle’s available resources, including funds due from customers in respect of the securitised loans, are sufficient and that noteholders have no recourse whatsoever to the Group.

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

Outstanding at 31st December 2003				Outstanding at 31st December 2002
	Non-	Funding			Non-	Funding
Customer	returnable	provided by		Customer	returnable	provided by
loans	finance	the Bank	(a)	loans	finance	the Bank	(a)
£m	£m	£m		£m	£m	£m
81	80	1		84	83	1

Note
(a)	Funding provided by the Bank includes £1m (2002: £1m) of subordinated loans.

Linked presentation has been applied for these loans and the net of the loans and finance is included within loans and advances to customers on the balance sheet. The amounts involved in the linked presentation have not been shown on the face of the balance sheet because they are not deemed to be significant.

Gross assets presentation

In 2003 and 2002, a proportion of the Barclaycard personal credit and charge card receivables portfolio in the UK was securitised. The noteholders in this securitisation have a proportionate interest in each balance in the portfolio and at 31st December 2003 the value of this interest was £2,508m (2002: £644m). The total portfolio is included within gross loans and advances and in Note 58, and the funding giving rise to the noteholders interest is included within Debt securities in issue (Note 28).

During 2003, a portion of the residential mortgage portfolio of Barclays Bank S.A. in Spain was also securitised. The sterling equivalent at 31st December 2003 of the mortgages securitised was £1,085m. The total portfolio is included within gross loans and advances and in Note 58, and the funding giving rise to the noteholders interest is included within Debt securities in issue.

16 Provisions for bad and doubtful debts

	2003			2002			2001
Movements in provisions for	Specific	General	Total	Specific	General	Total	Specific	General	Total
bad and doubtful debts	£m	£m	£m	£m	£m	£m	£m	£m	£m
Provisions at beginning of year	2,261	737	2,998	1,971	745	2,716	1,593	760	2,353
Acquisitions and disposals	27	35	62	(25)	14	(11)	50	(4)	46
Exchange and other adjustments	(14)	(4)	(18)	(57)	(20)	(77)	(6)	5	(1)

	2,274	768	3,042	1,889	739	2,628	1,637	761	2,398
Provision for the year	1,320	27	1,347	1,486	(2)	1,484	1,165	(16)	1,149
Amounts written off, net of recoveries of £113m (2002: £106m, 2001: £142m)	(1,361)	–	(1,361)	(1,114)	–	(1,114)	(831)	–	(831)

Provisions at end of year	2,233	795	3,028	2,261	737	2,998	1,971	745	2,716

								2003	2002
Provisions at 31st December								£m	£m
Specific provisions
United Kingdom								1,856	1,790
Other European Union								97	84
United States								121	257
Rest of the World								159	130

								2,233	2,261
General provisions								795	737

								3,028	2,998

								2003	2002
Non-performing advances								£m	£m

Loans and advances on which interest is in suspense or is not being applied								2,907	3,153
Specific provisions								(1,527)	(1,634)

								1,380	1,519

Barclays PLC Annual Report 2003       123

Notes to the Accounts
For the Year Ended 31st December 2003

17 Debt securities

	2003				2002
		Gross	Gross			Gross	Gross
	Balance	unrealised	unrealised		Balance	unrealised	unrealised
	sheet	gains	losses	Valuation	sheet	gains	losses	Valuation
Investment securities:	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom government	565	63	(7)	621	1,465	31	–	1,496
other government	16,347	475	(50)	16,772	18,963	601	–	19,564
other public bodies	78	1	–	79	17	–	–	17
mortgage-backed securities	3,074	7	(4)	3,077	4,693	11	–	4,704
corporate issuers	13,826	158	(18)	13,966	12,601	81	(16)	12,666
other issuers	3,691	6	(2)	3,695	2,529	1	–	2,530

	37,581	710	(81)	38,210	40,268	725	(16)	40,977
Other debt securities:
United Kingdom government	2,084	–	–	2,084	1,025	–	–	1,025
other government	28,011	–	–	28,011	25,385	–	–	25,385
other public bodies	4,513	–	–	4,513	2,438	–	–	2,438
bank and building society certificates of deposit	5,796	–	–	5,796	12,027	–	–	12,027
other issuers	19,408	–	–	19,408	13,086	–	–	13,086

	97,393	710	(81)	98,022	94,229	725	(16)	94,938

						2003
								Balance
						Cost	Provisions	sheet
Movements in investment securities						£m	£m	£m
At beginning of year						40,323	(55)	40,268
Exchange and other adjustments						(21)	–	(21)
Acquisitions and transfers						35,797	–	35,797
Redemption of Investment securities						(17,137)	–	(17,137)
Sale of Investment securities						(21,206)	5	(21,201)
Provisions raised						–	(15)	(15)
Amortisation of discounts and premiums						(110)	–	(110)

At end of year						37,646	(65)	37,581

The total value of debt securities at 31st December 2003 includes securities which are subject to sale and repurchase agreements of £10,259m (2002: £5,839m) unamortised net premium on investment securities of £153m (2002: £590m) and holdings by the Group of debt securities of £4m (2002: £1m) issued by associated undertakings or joint ventures. The value of securities due within one year at 31st December 2003 was £20,458m (2002: £22,281m).

During 1999, the Group securitised a portfolio of investment debt securities. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £192m at 31st December 2003 (2002: £318m) is included within the total above. The funding from this transaction is reported in Other liabilities (Note 29 on page 131).

The Group has a portfolio of investment debt securities, a large portion of which are subject to limited recourse financing. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £3,750m (2002: £457m) is included in the total above, with the financing reported in Deposits by banks and Debt securities in issue. At 31st December 2003, the Group’s net exposure to these investment debt securities, after taking into account the limited recourse financing, was £1,203m (2002: £97m).

Barclays PLC holds, as an investment, British government stock with a book value of £0.1m (2002: £0.1m).

Gross gains of £4m (2002: £5m, 2001: £37m) and gross losses of £6m (2002: £37m, 2001: £13m) were realised on the sale of investment securities using an average weighted cost approach.

Other debt securities are held at valuation. The cost of Other debt securities is not available and would be unreasonably expensive to obtain.

Of the total debt securities disclosed above, £63,629m (2002: £56,290m) were listed on a recognised exchange. These listed debt securities had a market value of £64,230m (2002: £56,991m).

See page 91 of the Financial Review for the valuation and maturity analysis of investment securities.

18 Equity shares

	2003		2002
			restated
	Balance		Balance
	sheet	Valuation	sheet	Valuation
	£m	£m	£m	£m
Investment securities	954	1,134	505	509
Other securities	6,905	6,905	2,624	2,624

	7,859	8,039	3,129	3,133

	2003
			Balance
	Cost	Provisions	sheet
Movements in Investment securities	£m	£m	£m
At beginning of year	516	(11)	505
Acquisitions and transfers	572	(10)	562
Sale of Investment securities	(115)	2	(113)

At end of year	973	(19)	954

Gross unrealised gains on equity shares amounted to £180m (2002: £14m). Gross unrealised losses amounted to £nil (2002: £10m).

Gross gains of £82m (2002: £91m, 2001: £68m) and gross losses of £nil (2002: £12m, 2001: £8m) were realised on the sale of Investment securities.

The cost of Other securities is not available and would be unreasonably expensive to obtain.

The 2002 comparatives have been restated to reflect the impact of UITF Abstract 37 – see summary of changes in accounting policy on page 105.

Of the total equity shares disclosed above, £6,471m (2002: £2,273m) were listed on a recognised exchange. These listed equity securities had a market value of £6,486m (2002: £2,277m).

19 Interests in associated undertakings and joint ventures

	Associates		Joint ventures
	2003	2002	2003	2002
Share of net assets	£m	£m	£m	£m
At beginning of year	397	32	58	56
Exchange and other adjustments	(25)	(2)	–	–
New investments/acquisitions	2	373	–	7
Disposals	(19)	–	(1)	–
Profit/(loss) retained	15	(6)	1	(5)

At end of year	370	397	58	58

Interest in FirstCaribbean International Bank
– share of gross assets	2,294	2,671
– share of gross liabilities	(2,082)	(2,444)
– goodwill	120	130
Other associates – share of net assets	38	40

Total	370	397

Associated undertakings and joint ventures include £332m in respect of banks (2002: £357m). Dividend income from associated undertakings and joint ventures amount to £7m (2002: £1m). On an historical cost basis, the Group’s interests in associated undertakings and joint ventures at 31st December 2003 amount to £428m (2002: £455m). Of the above interests in associated undertakings and joint ventures, FirstCaribbean International Bank and Gabetti Holding SpA are listed on recognised exchanges. FirstCaribbean International Bank is listed on the Barbados, Trinidad and Tobago and Jamaican Stock Exchanges and Gabetti Holding SpA is listed on the Milan exchange.

The Group’s share of the total operating income of joint ventures is £21m (2002: £17m, 2001: £44m). The Group’s share of the total operating income of FirstCaribbean International Bank is £93m (2002: £31m).

Barclays PLC Annual Report 2003       125

Notes to the Accounts
For the Year Ended 31st December 2003

19 Interests in associated undertakings and joint ventures (continued)

Included within Barclays share of associates assets is goodwill as follows:

	2003	2002
Goodwill	£m	£m
Cost
At beginning of year	131	–
Additions/disposals	(3)	131

At end of year	128	131

Accumulated amortisation
At beginning of year	1	–
Amortisation charge for year	7	1

At end of year	8	1

Net book value	120	130

The table below provides summarised financial information of associated undertakings and joint ventures in which the Group has an interest (the entities’ entire financial position and results of operations are presented, not Barclays share).

	2003
	FirstCaribbean
	International	Other	Joint
	Bank	associates	ventures	Total
	£m	£m	£m	£m
Fixed assets	80	405	382	867
Debt and equity securities	462	78	–	540
Loans to banks and customers	3,804	144	198	4,146
Other assets	267	182	60	509

Total assets	4,613	809	640	6,062

Deposits from banks and customers	4,093	247	287	4,627
Other liabilities	97	272	227	596
Shareholders’ funds	423	290	126	839

Total liabilities	4,613	809	640	6,062

(Loss)/profit before tax	50	38	(8)	80
Taxation	(5)	(11)	7	(9)

(Loss)/profit after tax	45	27	(1)	71

The amounts included above are based on accounts made up to 31st December 2003 with the exception of FirstCaribbean International Bank and certain undertakings included within the other associates category for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

20 Intangible fixed assets

	2003	2002
Goodwill	£m	£m
At beginning of year	4,502	4,416
Additions	750	113
Disposals	(1)	–
Exchange and other adjustments	(19)	(27)

At end of year	5,232	4,502

Accumulated amortisation
At beginning of year	568	325
Disposals	–	–
Amortisation charge for year	265	254
Exchange and other adjustments	(7)	(11)

At end of year	826	568

Net book value	4,406	3,934

Goodwill is amortised to the profit and loss account over its useful economic life, generally estimated to be between 5 and 20 years.

21 Tangible fixed assets

	2003			2002
	Total	Property	Equipment	Total	Property	Equipment
Cost or valuation	£m	£m	£m	£m	£m	£m
At beginning of year	3,672	1,968	1,704	4,038	2,257	1,781
Acquisitions and disposals of Group undertakings	234	160	74	(66)	(38)	(28)
Exchange and other adjustments	(2)	(5)	3	(24)	(24)	–
Additions at cost	320	86	234	284	119	165
Sale of assets	(207)	(22)	(185)	(533)	(331)	(202)
Fully depreciated assets written off	(6)	(3)	(3)	(27)	(15)	(12)

At end of year	4,011	2,184	1,827	3,672	1,968	1,704

Accumulated depreciation and impairment
At beginning of year	2,046	797	1,249	2,080	850	1,230
Acquisitions and disposals of Group undertakings	1	–	1	(36)	(13)	(23)
Exchange and other adjustments	12	4	8	(18)	(27)	9
Charge for year	289	93	196	291	93	198
Sale of assets	(121)	(7)	(114)	(244)	(91)	(153)
Fully depreciated assets written off	(6)	(3)	(3)	(27)	(15)	(12)

At end of year	2,221	884	1,337	2,046	797	1,249

At valuation
1979 to 1993	618	618	–	628	628	–
At cost	3,393	1,566	1,827	3,044	1,340	1,704

	4,011	2,184	1,827	3,672	1,968	1,704
Accumulated depreciation	(2,221)	(884)	(1,337)	(2,046)	(797)	(1,249)

Net book value	1,790	1,300	490	1,626	1,171	455

	2003	2002
Balance sheet value of property	£m	£m
Freehold	978	846
Leasehold over 50 years unexpired	84	93
Leasehold up to 50 years unexpired	236	231
Assets in the course of construction	2	1

	1,300	1,171

Historical cost of property
At cost	1,956	1,727
Accumulated depreciation and impairment	(880)	(797)

Net book value	1,076	930

The net book value of property occupied by the Group for its own use was £1,250m at 31st December 2003 (2002: £1,116m).

The net book value of property at 31st December 2003 included £191m (2002: £194m) in respect of land.

As at 31st December 2003, Barclays Group owns leases or holds under licence properties throughout the world arising from operational activities.

The majority of UK properties are retail branches and are widely distributed throughout England, Scotland, Wales and Northern Ireland. The most significant properties are 54 Lombard Street, St Swithins House, Murray House and North and South Colonnade, Canary Wharf, all located in London, together with administrative buildings in Northampton, Knutsford, Coventry and Poole.

On 3rd July 2002, Barclays Group disposed of its freehold Head office at 54 Lombard Street. Barclays continues to occupy a substantial part of these premises under a lease with the facility to terminate the lease when the Head office moves to new premises currently under construction in Canary Wharf, London.

22 Commitments for capital expenditure not provided in these accounts

At 31st December 2003, commitments for capital expenditure under contract amounted to £nil (2002: £1m).

Barclays PLC Annual Report 2003       127

Notes to the Accounts
For the Year Ended 31st December 2003

23 Other assets

	2003	2002
	£m	£m
Own shares	99	55
Balances arising from off-balance sheet financial instruments	15,812	13,454
Shareholders’ interest in the long-term assurance fund	478	867
London Metal Exchange warrants and other metals trading positions	1,290	829
Sundry debtors	2,156	1,634

	19,835	16,839

Own shares represent the cost of shares held by employee benefit trusts, to the extent that the cost has not yet been expensed to the profit and loss account.

The total number of shares held in employee benefit trusts at 31st December 2003, including those represented by the balance sheet value, was 82.8m (2002: 72.5m). Dividend rights had been waived on 1.6m (2002: 3.7m) of these shares. The market value of the shares based on the year-end share price of £4.98 (2002: £3.85) was £412m (2002: £279m). As at 31st December 2003, 7.3m (2002: 4.3m) of the total shares held in the trusts were exercisable under options granted.

24 Retail long-term assurance funds

The increase/(decrease) in the shareholders’ interest in the retail long-term assurance funds in the UK is calculated as follows:

	2003	2002
	£m	£m
Value of shareholders’ interest at beginning of year, before non-recourse borrowing	867	884
Non-recourse borrowing in the year	(400)	–

Value of shareholders’ interest at beginning of year, after non-recourse borrowing	467	884

Value of the shareholders’ interest at end of year	478	867

Increase/(decrease) in the value for the year after tax	11	(17)

Decrease in the value for the year before tax	(42)	(55)

During the year non-recourse floating rate notes were issued. The first £400m of emerging surplus from the retail long-term assurance funds is used to repay these notes with the remaining surplus being available to shareholders.

In addition to the increase (2002 a decrease) in the shareholders’ interest in the retail long-term assurance funds detailed above, £9m (2002: £4m) of other income from the long-term assurance business has been recognised in the year.

The principal economic assumptions used in calculating the value of the shareholders’ interest were as follows:

	2003	2002
	%	%
Risk discount rate (net of tax)	7.3	7.0
Gross United Kingdom equities returns for unit linked business (net of irrecoverable tax credit)	7.2	6.8
Gross United Kingdom equities dividend yield for unit linked business (net of irrecoverable tax credit)	2.5	2.8
Gross property and overseas equities returns for unit linked business	7.8	7.5
Gross fixed interest returns for unit linked business	4.8	4.5
Renewal expense inflation (including effect of fixed costs)	4.8	4.4

The retail life-fund assets attributable to policyholders comprise:

	2003	2002
	£m	£m
Assets:
Investments	7,329	7,199
Group undertakings	–	5
Other debtors	984	205

	8,313	7,409
Current liabilities	(236)	(125)

	8,077	7,284

25 Prepayments and accrued income

	2003	2002
	£m	£m
Accrued interest and commission	2,763	2,586
Prepayments	1,158	396

	3,921	2,982

26 Deposits by banks

	2003	2002
	£m	£m
Repayable
on demand	8,086	7,148
not more than three months	67,866	68,470
over three months but not more than six months	2,286	3,438
over six months but not more than one year	2,135	1,397
over one year but not more than two years	407	371
over two years but not more than five years	2,944	2,196
over five years	10,368	4,414

	94,092	87,434

By geographical area
Banking business:
United Kingdom	39,068	34,230
Other European Union	2,418	2,220
United States	6,173	6,606
Rest of the World	9,982	5,695

Total banking business	57,641	48,751
Total trading business	36,451	38,683

	94,092	87,434

At 31st December 2003, there were deposits by banks of £1,438m (2002: £717m) due to associated undertakings and joint ventures.

Deposits by banks are mostly over £50,000.

A further analysis of deposits by banks is given within the Deposits section on page 90 of the Financial Review.

27 Customer accounts

	2003	2002
	£m	£m
Repayable
on demand	95,253	83,731
not more than three months	79,259	76,761
over three months but not more than six months	2,898	3,333
over six months but not more than one year	2,765	2,669
over one year but not more than two years	964	2,342
over two years but not more than five years	2,141	1,427
over five years	1,588	1,235

	184,868	171,498

By geographical area
Banking business:
United Kingdom	140,363	132,502
Other European Union	8,510	5,233
United States	1,236	1,166
Rest of the World	5,705	5,177

Total banking business	155,814	144,078
Total trading business	29,054	27,420

	184,868	171,498

Barclays PLC Annual Report 2003       129

Notes to the Accounts
For the Year Ended 31st December 2003

27 Customer accounts (continued)

	2003	2002
	£m	£m
By type
In offices in the United Kingdom :
current and demand accounts – interest free	13,374	11,159
current and demand accounts – interest bearing	20,102	17,558
savings accounts	49,124	45,586
other time deposits – retail	31,801	33,687
other time deposits – wholesale	40,187	35,029
In offices outside the United Kingdom :
current and demand accounts – interest free	1,359	1,132
current and demand accounts – interest bearing	3,534	1,774
savings accounts	1,561	459
other time deposits	23,826	25,114

	184,868	171,498

At 31st December 2003, there were customer accounts of £34m (2002: £189m) due to associated undertakings and joint ventures.

Deposits in offices in the UK received from non-residents amounted to £27,593m (2002: £19,490m).

Other time deposits in the UK and the US are mostly over £50,000.

A further analysis of customer accounts is provided within the Deposits section on page 90 of the Financial Review.

28 Debt securities in issue

	2003	2002
	£m	£m
Bonds and medium-term notes repayable:
within one year	2,157	809
over one year but not more than two years	933	1,815
over two years but not more than five years	5,106	3,056
over five years	2,587	1,237

	10,783	6,917
Other debt securities in issue repayable:
not more than three months	17,872	28,166
over three months but not more than one year	13,780	8,515
over one year but not more than two years	1,520	674
over two years but not more than five years	3,032	1,203
over five years	2,582	410

	49,569	45,885

Debt securities in issue at 31st December 2003 included certificates of deposit of £28,536m (2002: £30,045m) and commercial paper of £4,426m (2002: £5,192m). At 31st December 2003, there were £448m of debt securities in issue due to associated undertakings and joint ventures (2002: £nil).

Debt securities in issue at 31st December 2003 include £2,508m (2002: £644m) raised from the securitisation of credit and charge card receivables (see Note 15).

29 Other liabilities

	2003	2002
	£m	£m
Obligations under finance leases payable:
not more than one year	22	27
over one year but not more than two years	24	30
over two years but not more than five years	61	70
over five years	53	81

	160	208
Less: future finance charges	(50)	(68)

	110	140
Balances arising from off-balance sheet financial instruments	14,797	11,538
Short positions in securities	49,934	39,940
Current tax	497	641
Sundry creditors	4,159	4,305

	69,497	56,564

Short positions in securities comprise:
Treasury bills and other eligible bills	2,547	2,547
Debt securities – government	37,526	30,614
Debt securities – other public sector	1,035	517
Debt securities – other	4,256	4,678
Equity shares	4,570	1,584

	49,934	39,940

Of the total short positions disclosed above, £37,028m (2002: £24,339m) were listed on a recognised exchange.

Other liabilities as at 31st December 2003 include £192m (2002: £318m) raised from the securitisation of investment debt securities (see Note 17).

30 Accruals and deferred income

	2003	2002
	£m	£m
Accrued interest and commission	2,193	2,207
Other accruals and deferred income	2,790	2,145

	4,983	4,352

31 Deferred tax

The movements on deferred tax during the year were:

	2003	2002
	£m	£m
At beginning of year	461	616
Exchange and other adjustments	(9)	(121)
Charge to profit and loss account	194	(34)

At end of year	646	461

Deferred tax at 31st December:
Leasing transactions	739	766
Other timing differences	(93)	(305)

	646	461

No tax (2002: £nil) has been calculated on capital gains that might arise on the disposal of Barclays Bank PLC at the amounts at which it is stated. The Directors are of the opinion that the likelihood of any such tax liability arising in the foreseeable future is remote. Tax would become payable only if the investment (and consequently virtually all of the Group’s activities) were disposed of. The amount of tax payable would be dependent upon the level of capital losses available within the Barclays Group to reduce any capital gains that may arise.

No tax has been calculated on capital gains (2002: £nil) that might arise on the disposal of properties at their balance sheet amounts. The aggregate disposal of the property portfolio would not be expected to give rise to a significant gain or loss. Tax would become payable only if property were sold without it being possible to claim rollover relief. At present, it is not envisaged that any tax will become payable in the foreseeable future.

Barclays PLC Annual Report 2003       131

Notes to the Accounts
For the Year Ended 31st December 2003

31 Deferred tax (continued)

The fair values of certain derivatives and financial instruments are disclosed in Note 46. For trading balances, where fair values are recognised in the financial statements and mark to market movements included in the profit and loss account, the gains and losses are subject to current tax and no deferred tax arises. In the case of derivatives used for asset and liability management purposes, tax arises when the gain or loss is recognised in the profit and loss account at the same time as the hedged item. Where fair values are disclosed but not recognised, tax would arise if the assets were sold at their fair value. Tax of £900m (2002: £1,106m) would become payable on the sale of the non-trading financial assets for which a valuation has been given.

Deferred tax assets have not been recognised on tax losses to the extent that they are not regarded as recoverable in the foreseeable future. The unrecognised asset of £4m (2002: £24m) would be regarded as recoverable to the extent that, on the basis of all available evidence, it was more likely than not that there would be suitable taxable profits from which the tax losses could be deducted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiary undertakings, associated undertakings and joint ventures. Such earnings form part of the balance sheet value and are therefore included in the deferred tax of subsidiaries.

32 Other provisions for liabilities and charges

	Employee
	pension and			Redundancy
	post-retirement		Customer	and
	benefit	Onerous	loyalty	restruct-	Sundry
	contributions	contracts	provisions	uring	provisions	Total
	£m	£m	£m	£m	£m	£m
At 1st January 2003	180	26	55	113	112	486
Acquisitions and disposals of Group undertakings	8	–	–	–	1	9
Exchange	(1)	4	–	4	–	7
Additions	30	7	11	235	121	404
Amounts used	(50)	(10)	(34)	(245)	(35)	(374)
Unused amounts reversed	(102)	(5)	–	(36)	(21)	(164)
Amortisation of discount	–	1	–	–	–	1

	65	23	32	71	178	369

At 1st January 2002	180	39	68	131	144	562
Exchange	(3)	–	–	2	(5)	(6)
Additions	61	1	16	220	78	376
Amounts used	(34)	(13)	(29)	(169)	(31)	(276)
Unused amounts reversed	(24)	(2)	–	(72)	(74)	(172)
Amortisation of discount	–	1	–	1	–	2

	180	26	55	113	112	486

Customer loyalty provisions are made with respect to anticipated future claims on redemption under the Group’s customer loyalty bonus scheme. Sundry provisions are made with respect to commission clawbacks, warranties, cost of customer redress and litigation claims.

The Group has a restructuring programme, largely focused on activities within the UK, which involve the reshaping of the Group’s operations through the centralisation of core processes, application of new technologies, and reduction of workforce. It is anticipated that the majority of remaining liabilities and charges will be utilised in 2004.

33 Undated loan capital

Undated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base comprised:

			2003	2002
	Notes		£m	£m
Non-convertible
The Bank
6% Callable Perpetual Core Tier One Notes	(a, n	)	400	400
6.86% Callable Perpetual Core Tier One Notes ($1,000m)	(a, n	)	560	619
8.55% Step-up Callable Perpetual Reserve Capital Instruments ($1,250m)	(b, o	)	694	767
7.375% Step-up Callable Perpetual Reserve Capital Instruments ($750m)	(b, p	)	415	459
7.50% Step-up Callable Perpetual Reserve Capital Instruments (€850m)	(c, q	)	596	545
Junior Undated Floating Rate Notes ($121m)	(d, r	)	68	75
Undated Floating Rate Primary Capital Notes Series 1 ($358m)	(d, s	)	201	222
Undated Floating Rate Primary Capital Notes Series 2 ($442m)	(d, s	)	248	274
Undated Floating Rate Primary Capital Notes Series 3	(d, s	)	145	145
9.875% Undated Subordinated Notes	(e, t	)	300	300
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	(f, u	)	181	183
9% Permanent Interest Bearing Capital Bonds	(g, v	)	100	100
7.875% Undated Subordinated Notes			–	100
7.125% Undated Subordinated Notes	(h, w	)	525	525
6.875% Undated Subordinated Notes	(i, x	)	650	650
6.375% Undated Subordinated Notes	(j, y	)	465	400
6.125% Undated Subordinated Notes	(k, z	)	550	400
6.5% Undated Subordinated Notes (FFr1,000m)	(l, aa	)	107	99
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	(m, ab	)	42	42
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	(m, ab	)	63	63

			6,310	6,368

Convertible
The Bank
8% Convertible Capital Notes Series E (2002: $500m)			–	310

Total undated loan capital			6,310	6,678

Security and subordination

None of the undated loan capital of the Bank is secured.

The Junior Undated Floating Rate Notes (the ‘Junior Notes’) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of the Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the ‘TONs’) and the 8.55%, 7.375% and 7.5% Step-up Callable Perpetual Reserve Capital Instruments (the ‘RCIs’) (such issues, excluding the TONs and the RCIs, being the ‘Undated Notes and Loans’).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

In accordance with the Barclays Group Reorganisation Act 2002, the 9.25% Perpetual Subordinated Bonds of Woolwich plc were transferred to the Bank by operation of law on 1st December 2003 and accordingly the Bank has become the obligor for this issue from that date.

Interest

Notes
(a)	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(b)	These RCIs bear a fixed rate of interest until 2011. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(c)	These RCIs bear a fixed rate of interest until 2010. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on European interbank rates.

(d)	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(f)	These Notes bear a fixed rate of interest until 2021. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(g)	The interest rate on these Notes is fixed for the life of this issue.

Barclays PLC Annual Report 2003       133

Notes to the Accounts
For the Year Ended 31st December 2003

33 Undated loan capital (continued)

(h)	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(i)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(j)	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(k)	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(l)	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(m)	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest at rates fixed periodically in advance, based on London interbank rates.

The Bank is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding twelve months interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances.

No payment of principal or any interest on any such undated loan capital may be made unless the Bank satisfies a specified solvency test.

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

Interest payable on undated loan capital amounted to £451m (2002: £407m, 2001: £345m).

Repayment and conversion

Notes
(n)	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

(o)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2011.

(p)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2011.

(q)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2010.

(r)	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

(s)	These Notes are repayable in each case, at the option of the Bank, in whole on any interest payment date.

(t)	These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.

(u)	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

(v)	These Bonds are repayable, at the option of the Bank, in whole at any time.

(w)	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

(x)	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

(y)	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

(z)	These Notes are repayable, at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

(aa)	These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

(ab)	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

In addition, each issue of undated loan capital is repayable, at the option of the Bank in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the Financial Services Authority.

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

34 Dated loan capital

Dated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base, and by Barclays Bank of Botswana Ltd (‘BBB’) and Barclays Bank Zambia PLC (‘Barclays Zambia’) to enhance their respective capital bases, comprise:

			2003	2002
	Notes		£m	£m
Non-convertible
The Bank
Floating Rate Subordinated Notes 2003 (2002: €55m)			–	36
Subordinated Floating Notes 2003 (2002: €200m)			–	125
Subordinated Floating Notes 2003 (2002: Yen 8,000m)			–	42
Floating Rate Subordinated Notes 2005 (€115m)	(b, l	)	81	–
Floating Rate Subordinated Notes 2005 (€300m)	(b, l	)	212	–
Floating Rate Unsecured Capital Loan Stock 2006	(b, m, n	)	3	3
4.875% Step-up Callable Subordinated Notes 2008 (2002: FFr1,000m)			–	99
Floating Rate Subordinated Notes 2008 (2002: ITL250,000m)			–	84
Subordinated Floating Rate Notes 2008 (2002: $250m)			–	171
Subordinated Floating Rate Notes 2009 ($60m)	(b, i, m	)	41	41
Floating Rate Subordinated Step-up Callable Notes 2009 ($550m)	(b, i, m	)	360	355
Floating Rate Subordinated Step-up Callable Notes 2009 ($115m)	(b, i, m	)	79	79
7.4% Subordinated Notes 2009 ($400m)	(a	)	225	248
Subordinated Fixed to CMS – Linked Notes 2009 (€31m)	(b	)	22	20
Floating Rate Subordinated Step-up Callable Notes 2009 (€150m)	(b, m	)	106	98
Variable Floating Rate Subordinated Notes 2009 (Yen 5,000m)	(b, m	)	26	26
12% Unsecured Capital Loan Stock 2010	(a	)	25	25
Floating Rate Subordinated Step-up Callable Notes 2011 ($100m)	(b, m	)	56	62
Floating Rate Subordinated Step-up Callable Notes 2011 ($125m)	(b, m	)	70	78
Floating Rate Subordinated Notes 2011 ($400m)	(b, m	)	225	248
5.75% Fixed Rate Subordinated Notes 2011 (€1,000m)	(a	)	707	651
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	(a	)	167	152
Fixed/Floating Rate Subordinated Notes 2011 (Yen 5,000m)	(d, m	)	26	26
Floating Rate Subordinated Notes 2012	(b, m	)	299	299
Callable Subordinated Floating Rate Notes 2012	(b, m	)	44	44
Step-up Callable Floating Rate Subordinated Bonds 2012 (ex-Woolwich plc)	(b, m	)	148	147
Callable Subordinated Floating Rate Notes 2012 ($150m)	(b, m	)	84	93
Floating Rate Subordinated Notes 2012 ($100m)	(b, m	)	56	62
Capped Floating Rate Subordinated Notes 2012 ($100m)	(b, m	)	56	62
Floating Rate Subordinated Notes 2013 ($1,000m)	(b, k, m	)	582	–
5.015% Subordinated Notes 2013 ($150m)	(a	)	84	–
4.875% Subordinated Notes 2013 (€750m)	(a	)	531	–
5.5% Subordinated Notes 2013 (DM500m)	(e, m	)	181	166
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	(b, j, m	)	30	–
Floating Rate Subordinated Notes 2013 (AU$150m)	(c, m	)	63	–
5.93% Subordinated Notes 2013 (AU$100m)	(f, m	)	42	–
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	(g, m	)	119	121
Floating Rate Subordinated Notes 2018 (€40m)	(b	)	28	–
Floating Rate Subordinated Notes 2019 (€50m)	(b	)	35	33
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	(a	)	258	261
Subordinated Floating Rate Notes 2021 (€100m)	(b	)	71	65
Subordinated Floating Rate Notes 2022 (€50m)	(b	)	35	33
Subordinated Floating Rate Notes 2023 (€50m)	(b	)	35	–
5.75% Fixed Rate Subordinated Notes 2026	(a	)	600	600
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	(h	)	79	78
6.33% Subordinated Notes 2032	(a	)	50	50
Subordinated Floating Rate Notes 2040 (€100m)	(b	)	71	65

			6,012	4,848

Convertible
Barclays Bank of Botswana Ltd (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP100m)	(m, o	)	13	11
Barclays Bank Zambia PLC
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK30bn)	(m, p	)	4	–

Total dated loan capital			6,029	4,859

Repayable not more than one year			3	206
over one year but not more than two years			293	–
over two year but not more than five years			–	–
over five years			5,733	4,653

			6,029	4,859

Barclays PLC Annual Report 2003       135

Notes to the Accounts
For the Year Ended 31st December 2003

34 Dated loan capital (continued)

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, BBB and Barclays Zambia rank ahead of the interests of holders of their equity. Dated loan capital of the Bank, BBB and Barclays Zambia has been issued on the basis that the claims thereunder are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

In accordance with the Barclays Group Reorganisation Act 2002, the 5.25% Subordinated Notes 2011, the Step-up Callable Floating Rate Subordinated Bonds 2012, the 10.125% Subordinated Notes 2017 and the 9.5% Subordinated Bonds 2021 of Woolwich plc were transferred to the Bank by operation of law on 1st December 2003 and accordingly the Bank has become the obligor for these issues from that date.

Interest

Notes
(a)	The interest rates on these Notes are fixed for the life of those issues.

(b)	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

(c)	These Notes bear interest at rates fixed periodically in advance based on Sydney bill of exchange rates.

(d)	These Notes bear a fixed rate of interest until 2006. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(f)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

(g)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(h)	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

(i)	The Bank has swapped the proceeds of these Notes for sterling under swaps, the durations of which will match the respective terms of the Notes. The payment obligations of the Bank under these swaps are subordinated so that the claims against the Bank in respect of these swaps rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling values of these Notes in the figures set out above take into account these subordinated swaps.

(j)	The Bank has swapped the proceeds of these Notes for euro under a swap, the duration of which matches the term of the Notes. The payment obligations of the Bank under this swap are subordinated so that the claims against the Bank in respect of this swap rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling value of these Notes in the figures set out above takes into account this subordinated swap.

(k)	The Bank has swapped US$250 million of the proceeds of these Notes for euro under a swap, the duration of which matches the term of the Notes. The payment obligations of the Bank under this swap are subordinated so that the claims against the Bank in respect of this swap rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling value of these Notes in the figures set out above takes into account this subordinated swap.

(l)	The Bank may defer the payment of interest and principal on these Notes in the event that the Financial Services Authority has required or requested the Bank to make such a deferral.

(m)	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

(n)	Holders of these Notes have certain rights to call for the redemption of their holdings.

(o)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

(p)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

Interest payable on loan capital with a final maturity within five years amounted to £10.7m (2002: £28m, 2001: £14m).

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, BBB and Barclays Zambia, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

34 Dated loan capital (continued)

Repayment terms
Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2003 is redeemable only on maturity subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia, to certain changes in legislation or regulations.

Any repayments prior to maturity require in the case of the Bank, the prior approval of the Financial Services Authority, in the case of BBB, the prior approval of the Bank of Botswana and in the case of Barclays Zambia, the prior approval of the Bank of Zambia.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

35 Called up share capital

The authorised share capital of Barclays PLC is £2,500m (2002: £2,500m), comprising 9,996m (2002: 9,996m) ordinary shares of 25p each and 1m (2002: 1m) staff shares of £1 each.

	2003	2002
	£m	£m
Called up share capital, allotted and fully paid
Ordinary shares:
At beginning of year	1,644	1,667
Issued to staff under the SAYE Share Option Scheme	7	7
Issued under Incentive Share Option Plan	1	–
Issued under Woolwich Executive Share Option Plan	1	–
Repurchase of shares	(12)	(30)

At end of year	1,641	1,644
Staff shares	1	1

	1,642	1,645

In 2003, the Company repurchased ordinary shares with a nominal value of £12m at a total cost of £204m. In 2002, ordinary shares with a nominal value of £30m were repurchased at a total cost of £546m.

36 Shares under option

The Group has three current schemes that give employees rights to subscribe for shares in Group companies. A summary of the key terms of the Incentive Share Option Plan (ISOP) and Sharesave (SAYE) are described on pages 12 and 13.

The other current scheme is the BGI Equity Ownership Plan (EOP) which provides for options to be granted to certain management personnel for shares in BGI UK Holdings Ltd, a subsidiary of Barclays Bank PLC. Under the terms of the Plan, options are normally exercisable upon vesting. One-third of the options will generally vest at each anniversary of the grant date over three years. If unexercised, the options will lapse 10 years after the grant.

At 31st December 2003, 13.5m (2002: 17.8m) options were outstanding under the terms of the BGI EOP (which would represent a 13.81% interest if exercised), enabling certain management personnel to subscribe for shares in BGI UK Holdings Limited between 2004 and 2013 at prices between £6.11 and £10.92. One year following the exercise of the option, the shareholder has the right to sell the shares. Barclays Bank PLC has first refusal to purchase the shares at the most recent agreed valuation. As at 31st December 2003, the most recently agreed valuation was £15.16 (2002: £11.09).

If all the current options were exercised, £128.7m (2002: £158.7m) would be subscribed. At the most recently agreed valuation these shares would be valued at £205.0m, resulting in a gain of £76.3m to the option holders if these shares were sold at this price. Since the scheme was introduced, options over 4.9m (2002: 0.8m) shares have been exercised, of which 4.4m have not been purchased by Barclays Bank PLC and represent a minority interest in Barclays Global Investors Holdings Limited and the Group.

At 31st December 2003, 106m (2002: 127m) options were outstanding under the terms of the SAYE Share Option Scheme, 0.6m (2002: 3.8m) options were outstanding under the terms of the Woolwich SAYE Scheme, 5.9m (2002: 8.2m) options were outstanding under the terms of the Executive Share Option Scheme, 4.4m (2002: 8.8m) options were outstanding under the terms of the Woolwich ESOP and 98.9m (2002: 77.6m) options were outstanding under the terms of the Incentive Share Option Plan, enabling certain Directors and members of staff to subscribe for ordinary shares between 2004 and 2013 at prices ranging from 137p to 562p.

Barclays PLC Annual Report 2003       137

Notes to the Accounts
For the Year Ended 31st December 2003

37 Shareholders’ funds

	2003			2002
				restated
			Associated			Associated
			undertakings			undertakings
			and joint			and joint
	Consolidated	Barclays PLC	ventures	Consolidated	Barclays PLC	ventures
	£m	£m	£m	£m	£m	£m
At beginning of year restated	15,201	15,201	(8)	14,485	14,485	1
Proceeds of shares issued (net of expenses)	149	149	–	135	135	–
Exchange rate translation differences	(29)	–	(25)	(61)	–	–
Repurchase of ordinary shares	(204)	(204)	–	(546)	(546)	–
Revaluation of investment in subsidiary undertaking	–	1,123	–	–	581	–
Shares issued to employee trusts in relation to share option schemes	(36)	(36)	–	(48)	(46)	–
(Loss)/gain arising from transactions with third parties	(4)	–	–	206	–	–
Goodwill written back on disposals	–	–	–	10	–	–
Other items	–	–	3	–	–	2
Profit/(loss) retained	1,404	240	16	1,024	592	(11)
Increase in Treasury shares	(8)	–	–	(4)	–	–

At end of year	16,473	16,473	(14)	15,201	15,201	(8)

Opening shareholders’ funds have been restated due to the adoption of UITF Abstract 37, ‘Purchases and sales of own shares’. Further information can be found in the changes in accounting policy on page 105.

The revaluation reserve of Barclays PLC arises from the revaluation of the investment in Barclays Bank PLC.

The decrease in consolidated shareholders’ funds of £29m (2002: decrease £61m) arising from exchange rate translation differences is net of a related tax credit of £2m (2002: credit £3m).

38 Investment in Barclays Bank PLC

The investment in Barclays Bank PLC is stated in the balance sheet at Barclays PLC’s share of the book value of the net assets of Barclays Bank PLC including unamortised goodwill. The net increase of £1,272m during the year comprised the cost of additional shares of £149m and an increase of £1,123m in other net assets of Barclays Bank PLC. The cost of the investment was £7,765m (2002: £7,616m).

Details of principal subsidiary undertakings, held through Barclays Bank PLC, are shown in Note 43.

39 Leasing activities

Aggregate amounts received and receivable during the year under finance leases were £419m (2002: £433m, 2001: £486m), including interest income of £234m (2002: £225m, 2001: £263m).

40 Assets and liabilities denominated in sterling and foreign currencies

	2003	2002
		restated
	£m	£m
Denominated in sterling	191,047	190,299
Denominated in currencies other than sterling	252,314	212,763

Total assets	443,361	403,062

Denominated in sterling	193,660	186,934
Denominated in currencies other than sterling	249,701	216,128

Total liabilities	443,361	403,062

41 Assets pledged to secure liabilities

At 31st December 2003, the amount of assets pledged to secure liabilities was £10,666m (2002: £16,109m). The secured liabilities outstanding amounted to £11,777m (2002: £12,151m). A significant proportion of the assets pledged were debt securities.

42 Future rental commitments under operating leases

At 31st December 2003, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment.

	2003		2002
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m
Annual commitments under non-cancellable operating leases expiring:
not more than one year	9	1	19	1
over one year but not more than five years	45	1	46	–
over five years	142	–	110	–

	196	2	175	1

The aggregate rental payments outstanding at 31st December 2003 fall due as follows:

	Year ended 31st December
						Total
	2004	2005	2006	2007	2008	thereafter
	£m	£m	£m	£m	£m	£m
Aggregate rental payments	198	204	186	178	169	1,851

The aggregate rental payments above include amounts relating to a commitment to lease a new headquarters at Canary Wharf. The rentals for leasehold land, buildings and equipment, included in operating expenses for the year ended 31st December 2003, amounted to £192m (2002: £192m, 2001: £200m).

43 Principal subsidiary undertakings

			Percentage
			of equity
Country of registration			capital held
or incorporation	Company name	Nature of Business	%
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Private Bank Limited	Banking	100	*
England	Barclays Mercantile Business Finance Limited	Commercial finance, holding company, leasing	100
England	Barclays Global Investors UK Holdings Limited	Holding company	94.8
England	Barclays Global Investors Limited	Investment management	94.8	*
England	Barclays Life Assurance Company Limited	Life and pensions business	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	94.8	*
England	Woolwich plc	Banking, holding company	100
England	FIRSTPLUS Financial Group PLC	Consumer finance	100	*
England	Woolwich Independent Financial Advisory Services Limited	Financial advisory services	100	*
Jersey	Barclays Private Bank and Trust Limited	Banking, holding company	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100
Spain	Barclays Bank SA	Banking	99.7
Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Egypt	Cairo Barclays Bank SAE	Banking	60
Ghana	Barclays Bank of Ghana Limited	Banking	100
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	64.6	*
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Global Investors, (N.A.)	Investments and securities industry business	94.8	*
Switzerland	Barclays Bank (Suisse) SA	Banking and trust services	100	*
Cayman Islands	Barclays Capital Japan Limited	Securities dealing	100	*
Italy	Banca Woolwich SpA	Banking	100	*

In accordance with Section 231(5) of the Companies Act 1985, the above information is provided solely in relation to principal subsidiary undertakings. Full information on all subsidiaries will be included with the Annual Return.

With the exception of Barclays Capital Japan Limited which operates in Japan, the country of registration or incorporation is also the principal area of operation for each of the above undertakings. Investments in these undertakings are held directly by Barclays Bank PLC except where marked *.

Barclays PLC Annual Report 2003       139

Notes to the Accounts
For the Year Ended 31st December 2003

44 Contingent liabilities and commitments

In common with other banks, the Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties. In addition, there are other off balance sheet financial instruments, including swaps, futures, forwards and option contracts or combinations thereof (all commonly known as derivatives), the nominal amounts of which are not reflected in the consolidated balance sheet.

Following internationally accepted banking supervisory practice for the calculation of the credit risk associated with such non-derivative off balance sheet items, for the purpose of this Note the contract or underlying principal amounts are either recognised at face value or converted to credit risk equivalents by applying specified conversion factors.

Nature of instruments
For a description of the nature of derivative financial instruments, see page 53.

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

Guarantees and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Other contingent liabilities include transaction related customs and performance bonds and are, generally, short-term commitments to third parties which are not directly dependent on the customer’s creditworthiness.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

Documentary credits commit the Group to make payments to third parties on production of documents, which are usually reimbursed immediately by customers.

The following table summarises the nominal principal amount of contingent liabilities and commitments with off balance sheet risk as at 31st December 2003.

	2003	2002
	Contract or	Contract or
	underlying	underlying
	principal	principal
	amount	amount
	£m	£m
Contingent liabilities
Acceptances and endorsements	671	2,589
Guarantees and assets pledged as collateral security	24,596	16,043
Other contingent liabilities	8,427	7,914

Off-balance sheet credit risk	33,694	26,546

Commitments
Other commitments:
Documentary credits and other short-term trade related transactions	359	340
Forward asset purchases and forward forward deposits placed	88	20
Undrawn formal standby facilities, credit lines and other commitments to lend:
Over one year	27,160	22,809
In one year or less	87,240	78,209

Off-balance sheet credit risk	114,847	101,378

As an active participant in international banking markets, the Group has a significant concentration of off balance sheet items with financial institutions, as shown in Note 64.

For a further description of the nature and management of credit risks and market risks, see pages 29 to 50 of the Risk Management section.

UK Obligations to purchase goods and services
The table below gives details of the Group’s obligations to purchase goods and services at 31st December 2003:

	2003	2002
	£m	£m
Obligations payable
less than one year	273	176
over one year but not more than three years	377	312
over three years but not more than five years	123	76
over five years	73	61

	846	625

The obligations mainly relate to contracts for the provision of services such as office supplies, telecommunications, maintenance and sponsorship agreements.

45 Derivatives and other financial instruments

The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 25 to 57 under the headings ‘Risk Management and Control – Overview’; ‘Market Risk Management’ and ‘Treasury Asset and Liability Management’. Short-term debtors and creditors are included in the following interest rate repricing and non-trading currency risk tables. All other disclosures in Note 45 exclude these short-term balances.

Interest rate sensitivity gap analysis
The table below summarises the repricing profiles of the Group’s non-trading book as at 31st December 2003. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate repricing – as at 31st December 2003

		Over three	Over	Over	Over	Over
		months but	six months	one year	three years	five years
	Not more	not more	but not	but not	but not	but not	Over	Non-
	than three	than six	more than	more than	more than	more than	ten	interest	Trading
	months	months	one year	three years	five years	ten years	years	bearing	balances	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate sensitivity
Assets:
Treasury bills and other eligible bills	592	28	33	35	–	–	–	–	6,489	7,177
Loans and advances to banks	2,632	2	53	48	9	–	–	212	58,968	61,924
Loans and advances to customers	104,397	4,679	7,155	11,739	6,007	2,388	1,102	882	88,470	226,819
Debt securities and equity shares	721	66	420	898	580	259	250	272	101,786	105,252
Other assets	338	–	–	–	–	–	–	12,949	20,825	34,112

Total assets	108,680	4,775	7,661	12,720	6,596	2,647	1,352	14,315	276,538	435,284

Liabilities:
Deposits by banks	4,247	275	105	202	29	235	–	357	88,642	94,092
Customer accounts	118,981	1,369	1,749	1,407	103	13	240	14,056	46,950	184,868
Debt securities in issue	7,101	55	–	1,345	206	–	122	–	40,740	49,569
Other liabilities	–	–	–	–	–	–	–	9,576	68,084	77,660
Loan capital and other subordinated liabilities	3,060	499	22	22	536	3,649	4,551	–	–	12,339
Minority and other interests and shareholders’ funds	–	–	–	–	–	–	–	16,756	–	16,756
Internal funding of trading business	(22,649)	(2,590)	(530)	1,080	666	–	269	(8,368)	32,122	–

Total liabilities	110,740	(392)	1,346	4,056	1,540	3,897	5,182	32,377	276,538	435,284

Off-balance sheet items	(16,637)	(10,301)	(464)	11,341	8,448	4,114	3,499	–	–	–

Interest rate repricing gap	(18,697)	(5,134)	5,851	20,005	13,504	2,864	(331)	(18,062)	–	–

Cumulative gap	(18,697)	(23,831)	(17,980)	2,025	15,529	18,393	18,062	–	–	–

Total assets and liabilities exclude retail life-fund assets and liabilities. These are not relevant in considering the interest rate risk of the Group.

Trading balances for the purposes of this table are those, within Barclays Capital, where the risk is managed by DVaR (see pages 48 to 50).

Barclays PLC Annual Report 2003       141

Notes to the Accounts
For the Year Ended 31st December 2003

45 Derivatives and other financial instruments (continued)

Interest rate repricing – as at 31st December 2002

		Over three	Over	Over	Over	Over
		months but	six months	one year	three years	five years
	Not more	not more	but not	but not	but not	but not	Over	Non-
	than three	than six	more than	more than	more than	more than	ten	interest	Trading
	months	months	one year	three years	five years	ten years	years	bearing	balances	Total
								restated	restated	restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets:
Treasury bills and other eligible bills	261	87	42	21	–	–	–	–	7,234	7,645
Loans and advances to banks	2,844	35	56	44	1	84	–	281	54,829	58,174
Loans and advances to customers	94,934	4,302	6,239	9,106	5,692	3,886	1,251	861	76,127	202,398
Debt securities and equity shares	3,794	174	87	1,173	434	313	254	956	90,173	97,358
Other assets	758	–	–	–	–	–	–	11,322	18,123	30,203

Total assets	102,591	4,598	6,424	10,344	6,127	4,283	1,505	13,420	246,486	395,778

Liabilities:
Deposits by banks	3,348	298	40	352	291	263	–	53	82,789	87,434
Customer accounts	109,670	1,978	1,957	2,142	97	13	355	13,454	41,832	171,498
Debt securities in issue	3,180	248	15	803	1,089	31	80	–	40,439	45,885
Other liabilities	–	–	–	–	–	–	–	8,493	55,574	64,067
Loan capital and other subordinated liabilities	2,565	621	100	–	37	3,511	4,703	–	–	11,537
Minority and other interests and shareholders’ funds	–	–	–	–	–	–	–	15,357	–	15,357
Internal funding of trading business	(14,966)	(3,570)	124	(977)	21	(48)	391	(6,827)	25,852	–

Total liabilities	103,797	(425)	2,236	2,320	1,535	3,770	5,529	30,530	246,486	395,778

Off-balance sheet items	(13,222)	(1,205)	(3,316)	4,544	5,956	3,601	3,642	–	–	–

Interest rate repricing gap	(14,428)	3,818	872	12,568	10,548	4,114	(382)	(17,110)	–	–

Cumulative gap	(14,428)	(10,610)	(9,738)	2,830	13,378	17,492	17,110	–	–	–

Non-trading currency risk
Non-trading currency risk exposure arises principally from the Group’s investments in overseas branches and subsidiary and associated undertakings, principally in the United States, Japan and Europe.

The Group’s structural currency exposures at 31st December 2003 were as follows:

	Net investments in		Borrowings which hedge		Remaining structural
	overseas operations		the net investments		currency exposures
	2003	2002	2003	2002	2003	2002
Functional currency of the operation involved	£m	£m	£m	£m	£m	£m
United States Dollar	1,448	1,078	1,166	959	282	119
Yen	3,063	2,125	2,984	2,094	79	31
Euro	4,333	2,930	3,520	2,633	813	297
Other non-Sterling	700	512	255	164	445	348

Total	9,544	6,645	7,925	5,850	1,619	795

In accordance with Group policy, as at 31st December 2003 and 31st December 2002, there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account. Instruments used in hedging non-trading exposures are described on pages 54 to 57.

45 Derivatives and other financial instruments (continued)

Daily Value at Risk
The Daily Value at Risk (DVaR) methodology of estimating potential losses arising from the Group’s exposure to market risk is explained on pages 48 to 50. The models used in estimating potential losses are based on past movements and may not be indicative of future market conditions. The following table shows an analysis of DVaR for the market risk exposures in Barclays Capital as an average for the year and the high and low during the year.

	Year to 31st December 2003			Year to 31st December 2002
	Average	High(a)	Low(a)	Average	High(a)	Low(a)
	£m	£m	£m	£m	£m	£m
Interest rate risk	21.0	34.1	13.6	21.7	34.5	10.0
Credit spread risk	16.2	29.2	8.9	9.4	12.5	6.0
Foreign exchange risk	2.3	5.0	1.0	2.9	4.4	1.9
Equities risk	2.6	4.9	1.5	3.6	5.4	2.1
Commodities risk	4.4	7.0	2.2	1.8	3.3	0.8
Diversification effect	(20.6)	n/a	n/a	(16.2)	n/a	n/a

Total DVaR	25.9	38.6	17.6	23.2	35.7	13.4

Note
(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table. DVaR at 31st December 2003 was £37.2m (2002: £25.8m).

The hedging tables below summarise, firstly, the unrecognised gains and losses on hedges at 31st December 2003 and 31st December 2002 and the movements therein during the year, and, secondly, the deferred gains and losses on hedges carried forward in the balance sheet at 31st December 2003 and 31st December 2002, pending their recognition in the profit and loss account.

	Gains		Losses		Total net gains/(losses)
	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses on hedges
At 1st January	3,290	2,441	(2,353)	(1,738)	937	703
(Gains)/losses arising in previous years that were recognised in 2003/2002	(1,527)	(1,369)	999	890	(528)	(479)

Brought forward gains/(losses) not recognised in 2003/2002	1,763	1,072	(1,354)	(848)	409	224
Gains/(losses) arising in 2003/2002 that were not recognised in 2003/2002	989	2,218	(1,361)	(1,505)	(372)	713

At 31st December	2,752	3,290	(2,715)	(2,353)	37	937

Of which:
Gains/(losses) expected to be recognised in 2004/2003	870	1,101	(613)	(664)	257	437
Gains/(losses) expected to be recognised in 2005/2004 or later	1,882	2,189	(2,102)	(1,689)	(220)	500

Deferred gains and losses on hedges carried forward in the balance sheet
At 1st January	91	49	(107)	(77)	(16)	(28)
Deferred (gains)/losses brought forward that were recognised in income in 2003/2002	(81)	(31)	64	56	(17)	25

Brought forward deferred gains/(losses) not recognised in 2003/2002	10	18	(43)	(21)	(33)	(3)
Gains/(losses) that became deferred in 2003/2002	31	73	(49)	(86)	(18)	(13)

At 31st December	41	91	(92)	(107)	(51)	(16)

Of which:
Gains/(losses) expected to be recognised in income in 2004/2003	19	72	(39)	(61)	(20)	11
Gains/(losses) expected to be recognised in income in 2005/2004 or later	22	19	(53)	(46)	(31)	(27)

Where a non-trading derivative no longer represents a hedge because the underlying non-trading asset, liability or position has been de-recognised or transferred into a trading portfolio, it is restated at fair value and any resultant gains or losses taken directly to the profit and loss account. Gains of £87m (2002: £66m) and losses of £54m (2002: £39m) were recognised in the year to 31st December 2003. The disclosure of the fair value of financial instruments as required by FRS 13 is provided in Note 46 on pages 150 to 151.

Barclays PLC Annual Report 2003       143

Notes to the Accounts
For the Year Ended 31st December 2003

45 Derivatives and other financial instruments (continued)

Derivatives held or issued for trading purposes
The tables set out below analyse the notional principal amounts and fair values (which, after netting, are the book values) of trading instruments entered into with third parties.

	2003
	Contract or	Year-end	Year-end	Average	Average
	underlying	positive	negative	positive	negative
	principal	fair	fair	fair	fair
	amount	value	value	value	value
	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	308,671	5,501	7,109	4,288	4,956
Currency swaps	196,450	9,049	9,086	6,572	6,583
OTC options bought and sold	167,513	2,579	2,198	1,315	1,120

OTC derivatives	672,634	17,129	18,393	12,175	12,659
Exchange traded futures – bought and sold	87	–	–	–	–
Exchange traded options – bought and sold	3	–	–	–	–
Exchange traded swaps

Total	672,724	17,129	18,393	12,175	12,659

Interest rate derivatives
Swaps	2,650,289	43,891	41,874	54,517	52,241
Forward rate agreements	352,769	114	104	128	112
OTC options bought and sold	827,569	7,771	7,757	8,459	8,338

OTC derivatives	3,830,627	51,776	49,735	63,104	60,691
Exchange traded futures – bought and sold	761,048	–	–	–	–
Exchange traded options – bought and sold	317,857	–	–	–	–
Exchange traded – swaps	972,173	–	–	–	–

Total	5,881,705	51,776	49,735	63,104	60,691

Credit derivatives
Swaps	43,256	798	584	810	591

Equity and stock index derivatives
OTC options bought and sold	54,488	2,482	3,433	2,173	2,572
Equity swaps and forwards	3,855	257	212	101	72

OTC derivatives	58,343	2,739	3,645	2,274	2,644
Exchange traded futures – bought and sold	20,686	–	–	–	–
Exchange traded options – bought and sold	11,870	–	–	–	–

Total	90,899	2,739	3,645	2,274	2,644

Commodity derivatives
OTC options bought and sold	11,782	266	230	227	225
Commodity swaps and forwards	45,308	1,716	1,812	1,415	1,400

OTC derivatives	57,090	1,982	2,042	1,642	1,625
Exchange traded futures – bought and sold	21,327	–	46	–	1
Exchange traded options – bought and sold	961	–	–	–	–

Total	79,378	1,982	2,088	1,642	1,626

Total trading derivatives		74,424	74,445
Effect of netting		(55,030)	(55,030)
Allowable offset – cash collateral		(3,582)	(4,618)

Balances arising from off-balance sheet financial instruments
(see Other assets/Other liabilities, Notes 23 and 29)		15,812	14,797

Collateral held that reduced credit risk in respect of derivative instruments at 31st December 2003, but did not meet the offset criteria amounted to £672m (2002: £591m).

45 Derivatives and other financial instruments (continued)

	2002
	Contract or	Year-end	Year-end	Average	Average
	underlying	positive	negative	positive	negative
	principal	fair	fair	fair	fair
	amount	value	value	value	value
	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	269,832	4,521	5,335	3,412	3,676
Currency swaps	148,481	5,022	5,160	4,200	4,273
OTC options bought and sold	64,252	1,096	786	799	680

OTC derivatives	482,565	10,639	11,281	8,411	8,629
Exchange traded futures – bought and sold	100	–	–	–	–
Exchange traded options – bought and sold	31	–	–	–	–
Exchange traded swaps	16	–	–	–	–

Total	482,712	10,639	11,281	8,411	8,629

Interest rate derivatives
Swaps	1,938,902	54,757	53,334	43,221	42,004
Forward rate agreements	168,392	111	107	108	100
OTC options bought and sold	581,272	8,074	7,891	6,839	6,703

OTC derivatives	2,688,566	62,942	61,332	50,168	48,807
Exchange traded futures – bought and sold	338,581	–	–	–	–
Exchange traded options – bought and sold	67,757	–	–	–	–
Exchange traded swaps	382,540	–	–	–	–

Total	3,477,444	62,942	61,332	50,168	48,807

Credit derivatives
Swaps	10,665	660	106	675	198

Equity and stock index derivatives
OTC options bought and sold	37,476	1,992	2,060	1,921	2,128
Equity swaps and forwards	3,267	57	57	101	39

OTC derivatives	40,743	2,049	2,117	2,022	2,167
Exchange traded futures – bought and sold	15,585	–	–	–	–
Exchange traded options – bought and sold	9,103	–	–	–	–

Total	65,431	2,049	2,117	2,022	2,167

Commodity derivatives
OTC options bought and sold	7,880	171	153	122	87
Commodity swaps and forwards	18,217	520	502	410	535

OTC derivatives	26,097	691	655	532	622
Exchange traded futures – bought and sold	17,545	10	–	24	22
Exchange traded options – bought and sold	760	–	6	–	10

Total	44,402	701	661	556	654

Total trading derivatives		76,991	75,497
Effect of netting		(60,327)	(60,327)
Allowable offset – cash collateral		(3,210)	(3,632)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, Notes 23 and 29)		13,454	11,538

Collateral held that reduced credit risk in respect of derivative instruments at 31st December 2002, but did not meet the offset criteria amounted to £591m (2001: £238m).

Barclays PLC Annual Report 2003       145

Notes to the Accounts
For the Year Ended 31st December 2003

45 Derivatives and other financial instruments (continued)

Derivative financial instruments held for the purpose of managing non-trading exposures
The following table, which includes only the derivative components of the Group’s hedging programme, summarises the nominal values, fair values and book values of derivatives held for the purpose of managing non-trading exposures. Included in the amounts below were £10,685m (2002: £10,984m) contract amount of foreign exchange derivatives and £200,126m (2002: £192,463m) of interest rate derivatives which were made for asset and liability management purposes with independently managed dealing units of the Group.

	2003					2002
	Contract or	Year-end	Year-end	Year-end	Year-end	Contract or	Year-end	Year-end
	underlying	positive	negative	positive	negative	underlying	positive	negative
	principal	fair	fair	book	book	principal	fair	fair
	amount	value	value	value	value	amount	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	1,648	18	23	6	10	1,814	21	11
Currency swaps	10,914	64	786	29	450	10,651	176	273

OTC derivatives	12,562	82	809	35	460	12,465	197	284
Exchange traded futures – bought and sold	40	–	–	–	–	–	–	–

Total	12,602	82	809	35	460	12,465	197	284

Interest rate derivatives
Swaps	294,021	3,656	3,165	1,809	1,716	225,410	4,272	3,263
Forward rate agreements	28,742	27	5	4	4	11,651	17	22
OTC options bought and sold	15,062	5	66	3	4	10,865	62	38

OTC derivatives	337,825	3,688	3,236	1,816	1,724	247,926	4,351	3,323
Exchange traded futures – bought and sold	83	–	–	–	–	–	–	–

Total	337,908	3,688	3,236	1,816	1,724	247,926	4,351	3,323

Credit derivatives	4,194	3	77	2	1	7,736	30	23

Equity, stock index, commodity and precious metals derivatives	1,662	78	34	3	13	372	–	1

At 31st December 2002, the total positive book value of derivatives held for the purposes of managing non-trading exposures was £1,834m. The total negative book value of such contracts at 31st December 2002 was £1,824m.

The nominal amounts of OTC foreign exchange derivatives held to manage the non-trading exposure of the Group analysed by currency and final maturity are as follows:

	2003				2002
		Over one				Over one
		year but				year but
		not more				not more
	One year	than five	Over five		One year	than five	Over five
	or less	years	years	Total	or less	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
£/euro	406	1,890	–	2,296	337	2,587	6	2,930
£/Yen	1,147	4,097	–	5,244	710	5,186	29	5,925
£/United States Dollar	625	2,797	561	3,983	242	696	391	1,329
United States Dollar/euro	127	196	–	323	131	–	21	152
United States Dollar/Yen	13	21	159	193	127	121	176	424
United States Dollar/South African Rand	233	–	–	233	526	–	–	526
Yen/euro	22	29	–	51	–	875	–	875
Other	181	58	–	239	224	57	23	304

Total	2,754	9,088	720	12,562	2,297	9,522	646	12,465

45 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2003
At 31st December 2003, the notional principal amounts, by residual maturity, of the Group’s trading and non-trading derivatives were as follows:

		Over one
		year but
		not more	Over
	One year	than five	five
	or less	years	years	Total
	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	290,842	18,269	1,208	310,319
Currency swaps	40,357	107,488	59,519	207,364
OTC options bought and sold	150,700	15,304	1,509	167,513

OTC derivatives	481,899	141,061	62,236	685,196
Exchange traded futures – bought and sold	121	6	–	127
Exchange traded options – bought and sold	3	–	–	3
Exchange traded swaps	–	–	–	–

Total	482,023	141,067	62,236	685,326

Interest rate derivatives
Swaps	848,412	1,228,034	867,864	2,944,310
Forward rate agreements	338,887	42,555	69	381,511
OTC options bought and sold	341,390	387,271	113,970	842,631

OTC derivatives	1,528,689	1,657,860	981,903	4,168,452
Exchange traded futures – bought and sold	518,048	230,563	12,520	761,131
Exchange traded options – bought and sold	246,613	71,244	–	317,857
Exchange traded swaps	119,331	432,237	420,605	972,173

Total	2,412,681	2,391,904	1,415,028	6,219,613

Credit derivatives
Swaps	4,471	37,790	5,189	47,450

Equity and stock index derivatives
OTC options bought and sold	14,563	37,226	3,509	55,298
Equity swaps and forwards	3,477	1,046	148	4,671

OTC derivatives	18,040	38,272	3,657	59,969
Exchange traded futures – bought and sold	20,686	–	–	20,686
Exchange traded options – bought and sold	7,932	3,841	97	11,870

Total	46,658	42,113	3,754	92,525

Commodity derivatives
OTC options bought and sold	6,617	4,401	764	11,782
Commodity swaps and forwards	26,636	16,936	1,772	45,344

OTC derivatives	33,253	21,337	2,536	57,126
Exchange traded futures – bought and sold	18,599	2,686	42	21,327
Exchange traded options – bought and sold	671	290	–	961

Total	52,523	24,313	2,578	79,414

Barclays PLC Annual Report 2003       147

Notes to the Accounts
For the Year Ended 31st December 2003

45 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2002
At 31st December 2002, the notional principal amounts, by residual maturity, of the Group’s trading and non-trading derivatives were as follows:

		Over one
		year but
		not more	Over
	One year	than five	five
	or less	years	years	Total
	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	253,424	17,166	1,056	271,646
Currency swaps	27,547	90,322	41,263	159,132
OTC options bought and sold	55,900	6,652	1,700	64,252

OTC derivatives	336,871	114,140	44,019	495,030
Exchange traded futures – bought and sold	100	–	–	100
Exchange traded options – bought and sold	31	–	–	31
Exchange traded swaps	16	–	–	16

Total	337,018	114,140	44,019	495,177

Interest rate derivatives
Swaps	640,098	849,818	674,396	2,164,312
Forward rate agreements	167,638	12,405	–	180,043
OTC options bought and sold	240,441	258,378	93,318	592,137

OTC derivatives	1,048,177	1,120,601	767,714	2,936,492
Exchange traded futures – bought and sold	229,256	105,269	4,056	338,581
Exchange traded options – bought and sold	62,814	4,943	–	67,757
Exchange traded swaps	47,672	176,722	158,146	382,540

Total	1,387,919	1,407,535	929,916	3,725,370

Credit derivatives
Swaps	1,882	14,376	2,143	18,401

Equity and stock index derivatives
OTC options bought and sold	11,166	25,154	1,528	37,848
Equity swaps and forwards	3,045	222	–	3,267

OTC derivatives	14,211	25,376	1,528	41,115
Exchange traded futures – bought and sold	15,585	–	–	15,585
Exchange traded options – bought and sold	7,002	2,101	–	9,103

Total	36,798	27,477	1,528	65,803

Commodity derivatives
OTC options bought and sold	5,016	2,342	522	7,880
Commodity swaps and forwards	9,283	7,279	1,655	18,217

OTC derivatives	14,299	9,621	2,177	26,097
Exchange traded futures – bought and sold	14,424	3,086	35	17,545
Exchange traded options – bought and sold	753	7	–	760

Total	29,476	12,714	2,212	44,402

45 Derivatives and other financial instruments (continued)

Maturity analyses of replacement cost and counterparty analyses of net replacement cost
The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arm’s-length transaction, calculated at market rates current at the balance sheet date. The totals of positive and negative fair values arising on trading derivatives at the balance sheet date have been netted where the Group has a legal right of offset with the relevant counterparty. The total positive fair value after permitted netting equates to net replacement cost.

The residual replacement cost by maturity and net replacement cost by counterparty analyses of OTC and non-margined exchange traded derivatives held for trading and non-trading purposes at 31st December 2003 and 31st December 2002 are as follows:

	2003				2002
		Over one				Over one
		year but				year but
	One	not more	Over		One	not more	Over
	year or	than five	five		year or	than five	five
	less	years	years	Total	less	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Replacement cost by residual maturity
Foreign exchange derivatives	8,357	5,862	2,929	17,148	5,627	3,398	1,654	10,679
Interest rate derivatives	5,661	21,332	25,603	52,596	6,387	24,335	32,872	63,594
Equity and stock index derivatives	550	1,952	267	2,769	668	1,335	46	2,049
Commodity derivatives	1,008	851	123	1,982	372	244	85	701
Credit derivatives	11	381	408	800	6	236	448	690

	15,587	30,378	29,330	75,295	13,060	29,548	35,105	77,713

	Total	Total
	2003	2002
	£m	£m
Net replacement cost by counterparty
Central Banks	1,046	48
Banks and other financial institutions	8,364	9,469
Other corporate and public bodies	7,010	4,398

	16,420	13,915

Potential credit risk exposure
The potential credit risk exposure for each product equals net replacement cost as reduced by the fair value of collateral provided by the counterparty.

At 31st December 2003 and 31st December 2002, the potential credit risk exposures in respect of the Group’s trading and non-trading OTC derivatives were not significantly different to net replacement cost.

Barclays PLC Annual Report 2003       149

Notes to the Accounts
For the Year Ended 31st December 2003

46 Fair values of financial instruments

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

These estimation techniques are necessarily subjective in nature and involve several assumptions. There have been no significant changes in the estimation techniques or the methodology used compared with those used at 31st December 2002.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group’s financial position.

Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include short-term debtors and creditors, intangible assets such as the value of the Group’s branch network, the long-term relationships with depositors (core deposit intangibles), premises and equipment and shareholders’ equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31st December 2003.

The following table shows the carrying amount and the fair value of the Group’s financial instruments analysed between trading and non-trading assets and liabilities.

			2003		2002
			Carrying	Fair	Carrying	Fair
			amount	value	amount	value
	Note		£m	£m	£m	£m
Trading

Assets
Treasury bills and other eligible bills	(a	)	4,064	4,064	2,886	2,886
Loans and advances to banks (including reverse repurchase agreements)	(a	)	44,670	44,670	42,805	42,805
Loans and advances to customers (including reverse repurchase agreements)	(a	)	58,961	58,961	45,176	45,176
Debt securities	(a	)	59,812	59,812	53,961	53,961
Equity shares	(a	)	6,905	6,905	2,628	2,628
Derivatives (see analysis in Note 45)	(b	)	15,812	15,812	13,454	13,454
London Metal Exchange warrants and other metals trading positions (see Note 23)	(a	)	1,290	1,290	829	829

Liabilities
Deposits by Banks and customers accounts (including repurchase agreements)	(a	)	65,505	65,505	66,103	66,103
Short positions in securities (see Note 29)	(a	)	42,228	42,228	31,796	31,796
Derivatives (see analysis in Note 45)	(b	)	14,797	14,797	11,538	11,538

46 Fair values of financial instruments (continued)

			2003		2002 restated
			Carrying	Fair	Carrying	Fair
			amount	value	amount	value
	Note		£m	£m	£m	£m
Non-trading

Assets
Cash and balances at central banks	(a	)	1,726	1,726	2,032	2,032
Items in course of collection from other banks	(a	)	2,006	2,006	2,335	2,335
Treasury bills and other eligible bills	(a	)	3,113	3,113	4,759	4,759
Loans and advances to banks	(c	)	17,254	17,261	15,369	15,370
Loans and advances to customers	(d	)	167,858	168,047	157,222	157,450
Debt securities	(e	)	37,581	38,210	40,268	40,977
Equity shares	(e	)	954	1,134	501	505
Derivatives (see analysis in Note 45)	(b	)	1,856	3,851	1,834	4,578

Liabilities
Deposits by Banks and customers accounts	(f	)	213,455	213,470	192,829	193,000
Debt securities in issue	(g	)	49,569	50,888	45,885	46,004
Items in course of collection due to other banks	(a	)	1,286	1,286	1,416	1,416
Undated loan capital	(h	)	6,310	7,048	6,678	7,308
Dated loan capital	(h	)	6,029	6,263	4,859	5,106
Short positions in securities (see Note 29)	(e	)	7,706	7,664	8,144	7,931
Derivatives (see analysis in Note 45)	(b	)	2,198	4,060	1,824	3,631
Notes
(a)	Financial assets and financial liabilities where fair value approximates carrying value because they are either (i) carried at market value or (ii) have minimal credit losses and are either short-term in nature or repriced frequently.

(b)	Derivatives held for trading purposes are carried at fair value. Derivatives held for non-trading purposes are accounted for in accordance with the accounting treatment of the underlying transaction or transactions being hedged. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes.

(c)	Within this calculation, the fair value for loans and advances to banks was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(d)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. In estimating the fair value of such instruments, the fair value of personal and corporate loans subject to variable interest rates is considered to approximate the carrying value. The fair value of such instruments subject to fixed interest rates was estimated by discounting cash flows using market rates or rates normally offered by the Group.

(e)	The valuation of listed securities and investments is at quoted market prices and that of unlisted securities and investments is based on the Directors’ estimate, which takes into consideration discounted cash flows, price earnings ratios and other suitable valuation techniques.

(f)	Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate to their carrying value. The fair value of all other deposits and other borrowings was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.

(g)	Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

(h)	The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

Barclays PLC Annual Report 2003       151

Notes to the Accounts
For the Year Ended 31st December 2003

47 Legal proceedings

Proceedings have been brought in the US against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation.

Barclays is engaged in various other litigation proceedings both in the UK and a number of overseas jurisdictions, including the US, involving claims by and against it, which arise in the ordinary course of business.

Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

48 Reconciliation of operating profit to net cash flow from operating activities

	2003	2002	2001
	£m	£m	£m
Operating profit	3,812	3,218	3,438
Provisions for bad and doubtful debts	1,347	1,484	1,149
Depreciation and amortisation	554	545	528
Net (decrease)/increase in accrued expenditure and prepayments	(216)	(90)	114
Provisions for contingent liabilities and commitments	(1)	1	1
Other provisions for liabilities and charges	241	203	194
Interest on dated and undated loan capital	684	645	602
Decrease/(increase) in shareholders’ interest in the long-term assurance fund	42	55	(164)
Net (increase)/decrease in accrued interest and deferred income	(170)	(402)	76
Net profit on disposal of investments and fixed assets	(84)	(47)	(83)
Other non-cash movements	110	85	23

	6,319	5,697	5,878
Net change in items in course of collection	199	(25)	439
Net increase in other credit balances	12,139	13,105	4,717
Net increase in loans and advances to banks and customers	(26,294)	(35,997)	(30,695)
Net increase in deposits and debt securities in issue	16,429	33,485	33,173
Net increase in other assets	(2,886)	(387)	(2,523)
Net increase in debt securities and equity shares	(8,831)	(8,812)	(5,949)
Net (increase)/decrease in treasury and other eligible bills	579	(260)	(1,901)
Other non-cash movements	56	(59)	53

Net cash (outflow)/inflow from operating activities	(2,290)	6,747	3,192

49 Sale of Group undertakings during the year

	2003	2002
Net cash outflow from formation of FirstCaribbean International Bank Ltd	£m	£m
Advances and other accounts	–	3,277
Deposits and other borrowings	–	(3,189)

Net assets disposed of	–	88
Balance transferred to associated undertaking	–	(366)
Profit on disposal reflected in statement of total recognised gains and losses	–	206
Amounts not yet settled (including deferred consideration)	–	28
Cash at Bank and in hand disposed of	–	(116)

Net cash outflow from formation of FirstCaribbean International Bank Ltd	–	(160)

In 2002 the balance transferred to associated undertakings comprised the Group’s share of the net assets disposed of and the Group’s share of the net assets acquired from the Canadian Imperial Bank of Commerce and goodwill thereon. Fair value adjustments of (£1m) were applied to the assets acquired primarily relating to loans and advances to customers and customer accounts.

	2003	2002	2001
Sale of Group undertakings	£m	£m	£m
Goodwill written off	–	10	7
Advances and other accounts	65	2	2,148
Deposits and other borrowings	(30)	(1)	(2,109)

Net assets disposed of	35	11	46
Net profit/(loss) on disposal	4	(3)	(4)
Amounts not yet settled (including deferred consideration)	–	(8)	–
Cash at bank and in hand disposed of	–	(1)	–

Net cash inflow/(outflow) from sale of Group undertakings	39	(1)	42

50 Changes in financing during the year

The following table does not include the premium of £192m paid in respect of the repurchase of ordinary shares or the Group’s contributions to the Qualifying Employee Share Ownership Trust (QUEST) of £36m.

	Non-	Undated	Dated
	recourse	loan	loan	Ordinary	Share	Minority
	financing	capital	capital	shares	premium	interests
	£m	£m	£m	£m	£m	£m
Barclays PLC
At beginning of year (restated)	1,251	6,678	4,859	1,645	5,277	156
Exchange rate and other movements	–	(177)	27	–	–	62
Net cash inflow/(outflow) from financing	3,262	(191)	1,143	(3)	140	65

At end of year	4,513	6,310	6,029	1,642	5,417	283

Barclays PLC Annual Report 2003       153

Notes to the Accounts
For the Year Ended 31st December 2003

51 Analysis of cash balances

	31st Dec		31st Dec		31st Dec		31st Dec
	2003	Change	2002	Change	2001	Change	2000
	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central bank	1,726	(306)	2,032	751	1,281	38	1,243
Loans and advances to other banks repayable on demand	1,893	(80)	1,973	(2,144)	4,117	2,023	2,094

	3,619	(386)	4,005	(1,393)	5,398	2,061	3,337

	2003		2002		2001
	£m	£m	£m	£m	£m	£m
Balance at beginning of year		4,005		5,398		3,337
Net (decrease)/increase in cash before the effect of exchange rate movements	(372)		(1,207)		1,998
Effect of exchange rate movements	(14)		(186)		63
		(386)		(1,393)		2,061

Balance at end of year		3,619		4,005		5,398

52 Analysis of the net outflow of cash in respect of the acquisition of subsidiary undertakings

	2003	2002	2001
	£m	£m	£m
Cash consideration, including acquisition expenses	1,103	454	84
Cash at bank and in hand acquired	(118)	(3)	(48)

Net outflow of cash in respect of the purchase of Group undertakings	985	451	36

53 Acquisitions

The Group made the following significant acquisitions of Group undertakings in 2003 which are accounted for on an acquisition basis:

	% Acquired	Date
Charles Schwab Europe	100.0	31st January 2003
Clydesdale Financial Services	100.0	19th May 2003
Banco Zaragozano	100.0	16th July 2003
Gerrard Management Services Limited	100.0	17th December 2003

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m
Net assets acquired
Cash and balances at central banks	118	–	118
Loans and advances to banks	694	–	694
Loans and advances to customers	2,592	–	2,592
Other assets	1,738	101	1,839
Deposits by banks	(647)	–	(647)
Customer accounts	(3,073)	(6)	(3,079)
Other liabilities	(1,140)	(26)	(1,166)

Net assets	282	69	351
Goodwill			752

Satisfied by cash			1,103

The book value in the above table reflects all acquisitions made in the year.

54 Related party transactions

a) Subsidiary undertakings
Details of the principal subsidiary undertakings are shown in Note 43. In accordance with FRS 8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

b) Associated undertakings and joint ventures
The Group provides certain banking and financial services for associated undertakings and joint ventures. These are conducted on similar terms to third party transactions and are not material to the Group’s results. Details of lendings to associated undertakings and joint ventures are set out in Notes 14 and 15.

Edotech Limited, an associated undertaking, provides printing services to the Group. The cost of these services provided in the year was £31.1m (2002: £24.1m, 2001: £22.9m). At the year end, a balance outstanding of £3.0m was included in sundry creditors (2002: £2.3m).

Intelligent Processing Systems Limited (IPSL) is a joint venture between the Group, Lloyds TSB Bank PLC, HSBC Bank plc and Unisys Limited. The Bank has outsourced its cheque processing services to IPSL. The cost of these core services to the Barclays Group in the UK provided in the year was £26.7m (2002: £30.2m, 2001: £30.5m). At the year end, a balance outstanding of £1.7m was included in sundry creditors (2002: £2.2m). In addition, a further £16.6m was included in prepayments and accrued income (2002: £6.3m).

Gresham Insurance Company Limited (Gresham) became an associated undertaking following the acquisition of Woolwich plc. The arrangement enables Gresham to underwrite major household insurances provided to customers of the Group. Underwriting payments made to Gresham during the year were £44.8m (2002: £54.9m, 2001: £53.2m) and balances outstanding of £53.2m (2002: £6.9m) are included in trade creditors.

Global Home Loans Limited (GHL) is an associated undertaking of the Group. Mortgage origination and processing activities are outsourced to GHL and its subsidiaries. The fees payable to GHL during the year were £100.7m (2002: £57.9m, 2001: £45.6m). At the year end, £11.2m was payable to GHL (2002: £8.9m).

Gabetti Holding SpA, an associated undertaking, acts as an introducer of mortgage business to Banca Woolwich SpA and received commission of £5.1m in 2003 (2002: £7.0m, 2001: £7.3m). At the year end, there were no amounts outstanding (2002: £1.0m sundry creditors).

Littlewoods Personal Finance Limited is a joint venture between the Group and Littlewoods PLC. The Group provides a retail financial service to Littlewoods Personal Finance Limited retail customers and charged £4.4m during 2003 for account servicing, maintenance and development costs (2002: £1.7m, 2001: £0.8m). During 2003, Littlewoods Personal Finance Limited provided marketing services to the Group for which a fee of £5.1m was paid (2002: £5.3m, 2001: £2.9m). At 31st December 2003, £0.8m was owed to Littlewoods Personal Finance Limited (2002: £2.2m). There was no amount outstanding from Littlewoods Personal Finance Limited at that date (2002: £nil).

Xansa Barclaycard Partnership Limited (formerly Barshelfco (No 73) Limited) became a joint venture between the Group and Xansa PLC on 1st February 2002. The company delivers IT services to Barclaycard. The IT service contract has an estimated minimum value of £125m over five years. The cost of providing these services to Group during the year was £37.2m (2002: £38.5m, 2001: £nil). At 31st December 2003 £1.4m (2002: £0.6m) was owed to Xansa Barclaycard Partnership Limited.

FirstCaribbean International Bank Limited became an associate of the Group in October 2002 following the combination of the Caribbean retail, corporate and offshore banking operations of Barclays and Canadian Imperial Bank of Commerce. As part of this transaction, the bank has agreed to ensure that the pension scheme assets are sufficient to cover the pension fund liabilities of the affected employees. At 31st December 2003, a provision of £20m (2002: £20m) is held to cover this liability. Barclaycard received management fees of £1.2m (2002: £0.2m) in respect of credit card services supplied to FirstCaribbean Investment Bank in 2003.

c) Pension funds, unit trusts and investment funds
The Group provides a number of normal current and interest bearing cash accounts to the Group pension funds (principally the UK Retirement Fund, the 1951 Fund and the Woolwich Pension Fund) in order to facilitate the day to day financial administration of the funds. Group companies, principally Barclays Global Investors, also provide investment management and custodian services. The Group also provides normal banking services for unit trust and investment funds managed by Group companies. These are all conducted on similar terms to third party transactions and are not individually material. In aggregate, amounts included in the accounts are as follows:

	2003	2002	2001
	£m	£m	£m
Liabilities of Group – banking facilities	228	87	112
Interest payable – banking facilities	1	2	3
Commissions receivable	–	–	6
Fees receivable – investment management and custody	14	12	12
Value of schemes’ investments in pooled funds managed by BGI	13,140	11,866	13,578
Income from pooled funds managed by BGI	10	11	–
Investments in OTC derivatives with other Group companies	200	331	186
Margin loans from other Group companies	152	176	183

Barclays PLC Annual Report 2003       155

Notes to the Accounts
For the Year Ended 31st December 2003

54 Related party transactions (continued)

d) Directors
Details of Directors’ emoluments are set out in Note 55 and further information on Directors’ emoluments, shareholdings, options and awards is given in the Barclays report on remuneration on pages 11 to 22.

In the ordinary course of business, the Bank makes loans to companies where a Director or officer is also a Director of Barclays. With the exception of an interest free loan of £0.5m to the Charities Aid Foundation group of which Sir Brian Jenkins is President of Trustees, these loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavourable features. The interest free loan to the Charities Aid Foundation group was repaid in full in 2003.

Xansa PLC, of which Hilary Cropper CBE is Honorary President, provides software support and development resource capability to the Group. The total value of these transactions for the year ending 31st December 2003 was £10.6m (2002: £14.3m, 2001: £21.5m). This is in addition to the transactions with Xansa Barclaycard Partnership Limited discussed in Note (b) above.

Cable and Wireless PLC, of which Graham Wallace was Chief Executive until April 2003 has a telecommunications services contract with the Group. This was awarded as part of a competitive tender activity. The cost to the Group during 2003 for the provision of these services was £5.2m (2002: £2.2m).

55 Directors’ and officers’ emoluments and other benefits

The aggregate emoluments and other benefits of the Directors of Barclays PLC set out below are disclosed in accordance with Part I of Schedule 6 to the Companies Act 1985.

	2003	2002
	£000	£000
Aggregate emoluments	7,617	6,141
Gains made on the exercise of share options	24	499
Amounts paid under long-term incentive schemes	–	1,235

Notional pension contributions to money purchase schemes (2003: one Director and 2002: one Director)	990	990

As at 31st December 2003, two Directors were accruing retirement benefits under a defined benefit scheme (2002: three Directors).

For US disclosure purposes, the aggregate emoluments of all Directors and officers of Barclays PLC who held office during the year (2003: 27 persons, 2002: 27 persons) for the year ended 31st December 2003 amounted to £51,215,000 (2002: £44,290,000). In addition, the aggregate amount set aside for the year ended 31st December 2003, to provide pension benefits for the Directors and officers amounted to £1,741,000 (2002: £1,446,000). The aggregate emoluments of all Directors and officers of Barclays Bank PLC who held office during the year (2003: 28 persons, 2002: 29 persons) for the year ended 31st December 2003 amounted to £51,328,000 (2002: £44,356,000). In addition, the aggregate amount set aside by the Bank and its subsidiary undertakings, for the year ended 31st December 2003, to provide pension benefits for the Directors and officers amounted to £1,741,000 (2002: £1,447,000).

Having reviewed the definition of officers for US disclosure purposes, the Group now includes all direct reports of the Group CEO and heads of major business units in the definition. The 2002 figures detailed above have been adjusted accordingly.

56 Directors’ and officers’ shareholding and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and officers of Barclays PLC (involving 23 persons) and Barclays Bank PLC (involving 24 persons) at 31st December 2003 amounted to 1,371,584 ordinary shares of 25p each (0.02% of ordinary share capital outstanding).

Executive Directors and officers of Barclays PLC as a group (involving 14 persons) held, at 31st December 2003, options to purchase 25,358,331 Barclays PLC ordinary shares of 25p each at prices ranging from 308p to 411p under the SAYE Share Option Scheme, and ranging from 347p to 397p under the Executive Share Option Scheme and ranging from 326p to 534p under the Incentive Share Option Plan, respectively.

57 Contracts with Directors and connected persons and with managers

The aggregate amounts outstanding at 31st December 2003 under transactions, arrangements and agreements made by authorised institutions within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them and for managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of	Number of
	Directors or	connected	Amount
	managers	persons	£000
Directors
Quasi-loans and credit card accounts	8	6	43
Managers
Loans	2	n/a	73
Quasi-loans and credit card accounts	6	n/a	17

There are no transactions, arrangements or agreements with Barclays PLC or its subsidiary undertakings in which Directors, or persons connected with them, or managers of Barclays Bank PLC had a material interest and which are disclosable under the relevant provisions of the Companies Act 1985, other than options to subscribe for Barclays PLC ordinary shares as described in Note 56.

58 Other entities

At 31st December 2003 the Group had investments in four subsidiaries that amounted to £0.25m (2002:nil). Under UK GAAP, these subsidiaries were excluded from consolidation into the Group’s financial statements, either on the grounds that the Group could not direct the financial and operating policies or on the grounds that another group has a superior economic interest. In each of these cases the subsidiaries were consolidated within the financial statements under UK GAAP of another group.

Although the Group’s interest in the equity voting rights in certain investments is 20% or more, the Directors do not consider them to be participating interests (within the meaning of Section 260, Companies Act 1985) and consequently they are not treated as associated undertakings since the Group does not exercise significant influence over the activities of these investments. The carrying value of these investments as at 31st December 2003 was £12.8m (2002: £23.3m).

There are a number of entities that do not qualify as subsidiary undertakings but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary. In accordance with the disclosure required by FRS 5, the summarised combined results of these entities, which are included in the Group consolidated results, by type of entity for each main financial statement heading where there are material items, are set out below. They are categorised according to the activities in which they are engaged, further discussion of which is included in Note 61(r).

	Credit structuring		Asset securitisation		Client
	business		vehicles		intermediation
	2003	2002	2003	2002	2003	2002(a)
	£m	£m	£m	£m	£m	£m
Profit and loss account
Interest receivable	121	164	147	36	26	3
Interest payable	(121)	(164)	(147)	(36)	(3)	(3)

Operating profit	–	–	–	–	23	–

Balance sheet
Fixed assets	–	–	–	–	2	–
Investment in Group subsidiary undertakings	1	1	–	–	–	–
Other investments	–	–	–	–	1,530	159
Debt securities	1,306	1,966	55	–	–	–
Loans and advances	–	–	5,777	1,542	–	–
Amounts due from Group undertakings	1,410	1,482	852	–	4,120	1,846
Other debtors	–	–	29	6	21	–
Cash	76	44	4	–	67	–
Debt securities in issue	(2,768)	(3,463)	(4,490)	(1,548)	–	–
Amounts owed to Group undertakings	(22)	(27)	(2,227)	–	(5,391)	(2,005)
Creditors due greater than one year	–	–	–	–	(349)	–
Shareholders’ funds – retained profit	(3)	(3)	–	–	–	–

Cash flow
Net cash inflow from operating activities	37	10	78	–	–	(3)

Note
(a)	Includes entities previously disclosed as financing transactions.

Barclays PLC Annual Report 2003       157

Notes to the Accounts
For the Year Ended 31st December 2003

59 Segmental analysis

The Group reports the results of its operations through eight business segments: Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa, Barclays Capital, Barclays Global Investors and Head office functions and other operations.

Personal Financial Services provides retail products and services including current accounts, mortgages, consumer loans and general insurance throughout the UK. Barclays Private Clients provides banking and asset management services to affluent and high net worth clients. Barclaycard provides credit card services across Europe and Africa. Business Banking provides relationship banking to small, medium-sized and large business customers in the UK. Barclays Africa provides banking services to personal and corporate customers in North Africa, Sub-Saharan Africa and islands in the Indian Ocean. Barclays Capital conducts the Group’s investment banking business providing corporate, institutional and government clients with financing and risk management products. Barclays Global Investors provides investment management products and services to international institutional clients. Head office functions and other operations comprise all the Group’s central function costs and other central items together with the results of Transition Businesses.

Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 105 and 106.

	2003		2002		2001
By class of business (a)	£m	%	£m	%	£m	%
Net interest income
Personal Financial Services	1,949	29	1,834	30	1,911	32
Barclays Private Clients	767	12	766	12	829	14
Barclaycard	1,037	16	886	14	815	14
Business Banking	1,665	25	1,626	26	1,553	26
Barclays Africa	187	3	160	3	176	3
Barclays Capital	964	15	889	14	639	11
Barclays Global Investors	9	–	12	–	5	–
Head office functions and other operations	26	–	32	1	38	–

	6,604	100	6,205	100	5,966	100

Non interest income (b)
Personal Financial Services	1,160	20	1,085	21	998	19
Barclays Private Clients	506	9	548	11	720	14
Barclaycard	793	14	696	14	578	11
Business Banking	963	17	888	17	829	16
Barclays Africa	138	2	115	2	136	3
Barclays Capital	1,688	29	1,349	26	1,448	28
Barclays Global Investors	663	11	538	11	518	10
Head office functions and other operations	(104)	(2)	(97)	(2)	(51)	(1)

	5,807	100	5,122	100	5,176	100

Total income (c)
Personal Financial Services	3,109	25	2,919	26	2,909	26
Barclays Private Clients	1,273	10	1,314	12	1,549	14
Barclaycard	1,830	15	1,582	14	1,393	12
Business Banking	2,628	21	2,514	22	2,382	21
Barclays Africa	325	3	275	2	312	3
Barclays Capital	2,652	21	2,238	20	2,087	19
Barclays Global Investors	672	5	550	5	523	5
Head office functions and other operations	(78)	–	(65)	(1)	(13)	–

	12,411	100	11,327	100	11,142	100

Profit/(loss) on ordinary activities before tax (d)(e)
Personal Financial Service	821	21	712	22	644	19
Barclays Private Clients	216	6	226	7	512	15
Barclaycard	691	18	591	18	488	14
Business Banking	1,301	34	1,210	38	1,039	30
Barclays Africa	112	3	88	3	122	4
Barclays Capital	783	20	579	18	654	19
Barclays Global Investors	179	5	97	3	71	2
Head office functions and other operations	(258)	(7)	(298)	(9)	(105)	(3)

	3,845	100	3,205	100	3,425	100

59 Segmental analysis (continued)

	2003		2002		2001
			restated		restated
By class of business (a)(c)	£m	%	£m	%	£m	%

Total assets
Personal Financial Services	77,329	17	74,568	19	67,162	19
Barclays Private Clients	22,486	5	14,823	3	14,738	4
Barclaycard	12,485	3	10,869	3	9,517	3
Business Banking	52,161	12	47,369	12	44,206	12
Barclays Africa	3,062	1	2,641	1	2,763	1
Barclays Capital	263,169	59	236,468	58	201,303	57
Barclays Global Investors	695	–	656	–	497	–
Head office functions and other operations	3,897	1	8,384	2	8,256	2
Retail life-fund attributable to policyholders	8,077	2	7,284	2	8,170	2

	443,361	100	403,062	100	356,612	100

Net assets
Personal Financial Services	5,285	32	5,049	33	5,366	37
Barclays Private Clients	2,444	14	1,759	11	1,768	12
Barclaycard	2,267	14	1,880	12	1,257	8
Business Banking	3,251	19	3,134	20	2,935	20
Barclays Africa	257	2	233	2	236	2
Barclays Capital	2,392	14	2,296	15	2,062	14
Barclays Global Investors	332	2	386	3	303	2
Head office functions and other operations	528	3	620	4	692	5

	16,756	100	15,357	100	14,619	100

	2003		2002		2001
By geographical segments (a)	£m	%	£m	%	£m	%

Interest receivable
United Kingdom	10,887	88	10,429	87	11,328	84
Other European Union	865	7	737	6	862	6
United States	152	1	262	2	511	4
Rest of the World	523	4	616	5	757	6

	12,427	100	12,044	100	13,458	100

Fees and commissions receivable
United Kingdom	3,653	75	3,396	76	3,095	74
Other European Union	343	7	247	6	258	6
United States	609	12	537	12	547	13
Rest of the World	291	6	274	6	302	7

	4,896	100	4,454	100	4,202	100

Dealing profits
United Kingdom	889	84	642	77	729	72
Other European Union	11	1	8	1	21	2
United States	122	12	136	16	212	21
Rest of the World	32	3	47	6	49	5

	1,054	100	833	100	1,011	100

Other operating income
United Kingdom	192	39	150	41	253	59
Other European Union	293	60	207	57	166	39
United States	1	–	2	1	1	–
Rest of the World	4	1	5	1	8	2

	490	100	364	100	428	100

Gross income (c)
United Kingdom	15,621	82	14,617	83	15,405	81
Other European Union	1,512	8	1,199	7	1,307	7
United States	884	5	937	5	1,271	6
Rest of the World	850	5	942	5	1,116	6

	18,867	100	17,695	100	19,099	100

Barclays PLC Annual Report 2003       159

Notes to the Accounts
For the Year Ended 31st December 2003

59 Segmental analysis (continued)

	2003		2002		2001
			restated		restated
	£m	%	£m	%	£m	%

Profit on ordinary activities before tax
United Kingdom	2,848	74	2,898	91	2,680	79
Other European Union	526	14	351	11	410	12
United States	257	7	(218)	(7)	85	2
Rest of the World	214	5	174	5	250	7

	3,845	100	3,205	100	3,425	100

Attributable profit
United Kingdom	1,992	73	2,025	90	1,922	79
Other European Union	441	16	284	13	347	14
United States	179	6	(161)	(7)	48	2
Rest of the World	132	5	82	4	129	5

	2,744	100	2,230	100	2,446	100

Total assets
United Kingdom	341,570	77	302,382	75	266,830	75
Other European Union	29,671	7	26,126	6	20,278	5
United States	49,852	11	51,919	13	48,701	14
Rest of the World	22,268	5	22,635	6	20,803	6

	443,361	100	403,062	100	356,612	100

Net assets
United Kingdom	12,533	75	11,080	72	10,572	72
Other European Union	2,730	16	2,521	16	2,294	16
United States	667	4	1,074	7	988	7
Rest of the World	826	5	682	5	765	5

	16,756	100	15,357	100	14,619	100

Notes
(a)	Basis of class of business and geographical analysis – see Accounting Presentation on page 106.
(b)	Barclays capital non-interest income includes £89m (2002: £87m, 2001: £61m) in respect of structured capital market activities on behalf of the Group which are charged to Head office functions and other operations.
(c)	Total income for class of business disclosure analyses operating income from the profit and loss account. Gross income for geographical disclosure includes interest receivable, fees and commissions receivable, dealing profits and other operating income.
(d)	The profit/(loss) on ordinary activities before tax by class of business reflects the following amounts for profit/(losses) from associated undertakings and joint ventures; Personal Financial Services £6m (2002: £3m, 2001: £4m); Barclays Private Clients £16m (2002: (£8m), 2001: £nil); Barclaycard £2m (2002: (£4m), 2001: (£4m)); Business Banking £3m (2002: (£2m), 2001: (£11m)); Barclays Capital £1m (2002: £1m, 2001: £nil); Barclays Global Investors (£1m) (2002: (£1m), 2001: (£1m)); Head office functions and other operations £2m (2002: £1m, 2001: £3m).
(e)	Goodwill amortisation included in the profit/(loss) on ordinary activities before tax, by class of business, is shown in the Analysis of Results by Business on pages 78 to 83.

60 Retirement benefits

As disclosed in Note 4, Barclays accounts for pensions in accordance with SSAP 24. The disclosure in Note 4 sets out details of the assumptions underlying the SSAP 24 valuation.

FRS 17 ‘Retirement Benefits’ will be effective for companies subject to UK accounting standards for years beginning on or after 1st January 2005. In 2003, the standard requires disclosures to be made of the amount of the asset or liability that would have been recognised in the balance sheet and the amounts that would have been recognised in the performance statements if the standard had been implemented.

As described in Note 4, Barclays provides pension plans for employees in most parts of the world. For the purposes of the standard, the UK Retirement Fund (UKRF) and other defined benefit pension schemes in the UK, US, Germany and Spain, are considered to be material. The scheme in Germany and one of the US schemes are unfunded. The disclosures below reflect interim actuarial valuations as at 31st December 2003 by a professionally qualified independent actuary using the projected unit method. This method results in the current service cost in respect of closed schemes (primarily 1964 Pension Scheme) increasing as the members of the scheme approach retirement.

The protected rights contributions in respect of RIS and PIP were £10m for RIS and PIP members in 2003 with expected contributions for PIP only of £4m next year. Other UKRF payments include a £500m contribution in December 2003 as described in Note 4. Other UK schemes paid contributions of £14m in the year (2002: £27m) and are expected to pay contributions of £5m next year. Overseas schemes paid contributions of £3m in the year (2002: £1m) and are expected to pay contributions of £3m next year.

The main financial assumptions used in the actuarial valuations were:

	2003		2002		2001
	UK	Overseas	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes	schemes	schemes
	% p.a.	% p.a	% p.a.	% p.a.	% p.a.	% p.a.

Inflation	2.75	2-2.7	2.3	2-2.5	2.5	2.0-3.5
Rate of increase in salaries	4.3	3.5-4.5	3.8	3.5-4.5	4	3.5-4.5
Rate of increase for pensions in payment and deferred pensions	2.75-3.25	0-2.0	2.3-3.25	0-2.0	2.5-3.25	1.75-2.0
Rate used to discount scheme liabilities	5.5	5.25-6.25	5.7	5.5-6.75	5.75	5.3-7.25

The value of the assets and liabilities of the schemes, the assumed long-term real rates of return and the assets and liabilities at 31st December 2003 and 31st December 2002 were as follows:

	2003				2002				2001
	UK schemes		Overseas schemes		UK schemes		Overseas schemes		UK schemes		Overseas schemes
	Real		Real		Real		Real		Real		Real
	rate of		rate of		rate of		rate of		rate of		rate of
	return	Value	return	Value	return	Value	return	Value	return	Value	return	Value
	%	£m	%	£m	%	£m	%	£m	%	£m	%	£m
United Kingdom equities	5.25	2,504	–	–	6.0	2,492	6.0	6	5.25	4,984	5.25	16
US equities	5.25	1,369	5.25	90	6.0	795	6.0	78	5.25	969	5.25	135
Other equities	5.25	2,268	5.25	29	6.3	2,077	6.3	15	5.50	2,650	5.50	11
United Kingdom corporate bonds	2.5	1,391	–	–	3.2-3.3	927	–	–	3.20	595	–	–
United Kingdom fixed interest gilts	2.0	287	–	–	2.1	448	–	–	2.50	96	–	–
United Kingdom index-linked gilts	2.0	2,188	–	–	2.1	1,779	–	–	2.50	1,136	–	–
Property	3.9	1,157	–	–	4.7	1,159	–	–	4.25	1,177	–	–
US debt fund	–	–	1.8	28	–	–	1.9	42	–	–	2.00	56
US Treasury stock	1.4	39	–	–	1.5	61	0.7	34	2.50	41	–	–
Other overseas bonds and government stock	2.5-3.3	592	2.3-3.3	78	3.3-4.1	475	–	–	3.2-3.6	340	–	–
Cash	1.5	430	1.0-1.5	14	2	231	–	–	2.00	187	–	–
Other (a)	–	325	–	–	–	205	–	–	–	194	–	–
Asset transfer following the creation of FirstCaribbean	–	(103)	–	–	–	(121)	–	–	–	–	–	–

Fair value of scheme assets		12,447		239		10,528		175		12,369		218
Present value of scheme liabilities (b)		(14,037)		(273)		(12,017)		(214)		(11,955)		(226)

Net (deficit)/surplus in the schemes		(1,590)		(34)		(1,489)		(39)		414		(8)

Net deficit in UK schemes at 31st December 2003 includes a deficit of £1,586m (2002: deficit of £1,311m) relating to the UKRF.

Notes

(a)	Other includes £316m (2002: £194m) representing the money purchase assets of the UKRF.
(b)	Present value of scheme liabilities includes £316m (2002: £194m) representing money purchase liabilities of the UKRF.

Barclays PLC Annual Report 2003       161

Notes to the Accounts
For the Year Ended 31st December 2003

60 Retirement benefits (continued)

The surpluses and deficits relating to pension schemes would be presented in the balance sheet as follows:

	2003		2002
	Pension	Pension	Pension	Pension
	asset	liability	asset	liability
	£m	£m	£m	£m

Scheme surpluses/(deficits)	52	(1,676)	28	(1,556)
Related deferred tax (liability)/asset	(16)	503	(8)	467

Net pension asset/(liability)	36	(1,173)	20	(1,089)

As described in Note 4, the Group also provides post-retirement health care to certain UK and US pensioners. Where appropriate, provisions for such benefits are recognised on an actuarial basis. The disclosures below reflect actuarial valuations as at 31st December 2003 by a professionally qualified independent actuary. 2002 disclosures have been adjusted to exclude obligations accounted for under FRS 12. The rate of increase in medical expenses used in the actuarial valuation was 5.75% in the UK (2002: 4.8%) and 5% in the US (2002: 4.75%) and the discount rate used was 5.5% in the UK (2002: 5.7%) and 6.25% in the US (2002: 6.75%).

The deficit relating to post-retirement health care would be presented in the balance sheet as follows:

	2003	2002
	£m	£m

Deficit	(62)	(59)
Related deferred tax asset	19	18

Net post-retirement liability	(43)	(41)

The net reserve for pension schemes and post-retirement health care is £1,180m (2002: £1,110m).

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of pension schemes and post-retirement health care in 2003 were as follows:

	2003	2002
Analysis of amounts which would have been charged to operating profit	£m	£m

Current service cost(a)	289	322
Past service cost	12	19
Gains and losses on settlements and curtailments	(13)	5

Total operating charge	288	346

Note
(a)	Current service cost includes a £55m (2002: £48m) relating to the RIS and PIP sections of the UKRF.

	2003	2002
Analysis of amounts which would have been included as other finance income	£m	£m

Expected return on scheme assets	720	892
Interest on scheme liabilities	(680)	(685)

Net return	40	207

60 Retirement benefits (continued)

	2003			2003
	UK schemes			Overseas schemes
			As % of			As % of
			present			present
		As % of	value of		As % of	value of
		scheme	scheme		scheme	scheme
Analysis of amounts which would have been included in the		assets	liabilities		assets	liabilities
statement of total recognised gains and losses	£m	%	%	£m	%	%

Actual return less expected return on scheme assets	938	8	–	17	7	–
Experience gains and losses arising on the scheme liabilities	155	–	1	(1)	–	–
Changes in assumptions underlying the present value of scheme liabilities	(1,624)	–	12	(23)	–	8

Actuarial (loss)/gain recognised in statement of total recognised gains and losses	(531)	–	4	(7)	–	3

	2003
			Post-
	UK	Overseas	retirement
	pension	pension	health
Analysis of movements in pension scheme and post-retirement	schemes	schemes	care
health care surpluses/(deficits) during 2003	£m	£m	£m

Surplus/(deficit) in the schemes at beginning of year	(1,489)	(39)	(59)
Contributions	669	3	4
Current service cost	(284)	(4)	(1)
Past service cost	(9)	(3)	–
Settlements and curtailments	13	–	–
Exchange movements	–	1	5
Other finance income/(cost)	47	(3)	(4)
Actuarial loss	(528)	(3)	(7)
Acquisition gain	(9)	14	–

Deficit in the schemes at end of year	(1,590)	(34)	(62)

Contributions of £669m include a payment of £500m in December 2003, as described in Note 4.

	2002			2002
	UK schemes			Overseas schemes
			As % of			As % of
			present			present
		As % of	value of		As % of	value of
		scheme	scheme		scheme	scheme
Analysis of amounts which would have been included in the		assets	liabilities		assets	liabilities
statement of total recognised gains and losses	£m	%	%	£m	%	%

Actual return less expected return on scheme assets	(2,153)	21	–	(31)	18	–
Experience gains and losses arising on the scheme liabilities	36	–	–	(2)	–	1
Changes in assumptions underlying the present value of scheme liabilities	295	–	2	2	–	1

Actuarial (loss)/gain recognised in statement of total recognised gains and losses	(1,822)	–	15	(31)	–	14

	2002
			Post-
	UK	Overseas	retirement
	pension	pension	health
Analysis of movements in pension scheme and post-retirement	schemes	schemes	care
health care surpluses/(deficits) during 2002	£m	£m	£m

Surplus/(deficit) in the schemes at beginning of year	414	(8)	(54)
Contributions	42	1	4
Current service cost	(316)	(5)	(1)
Past service cost	(18)	(1)	–
Settlements and curtailments	(6)	1	–
Exchange movements	–	2	4
Other finance income/(cost)	209	2	(4)
Actuarial loss	(1,814)	(31)	(8)

Deficit in the schemes at end of year	(1,489)	(39)	(59)

Barclays PLC Annual Report 2003       163

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP). Such principles vary in significant respects from those generally accepted in the United States (US GAAP). Preparing the financial statements requires management to make estimates and assumptions that affect reported income, expenses, assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from those estimates. The significant differences applicable to the Group’s accounts are summarised below.

UK GAAP	US GAAP
Goodwill
Goodwill arising on acquisitions of subsidiary and associated undertakings and joint ventures is capitalised and amortised through the profit and loss account over its expected useful economic life (with a maximum of 20 years). Capitalised goodwill is written off when judged to be irrecoverable. Prior to December 1998, goodwill was charged directly against reserves in accordance with SSAP 22. In the event of a subsequent disposal, any goodwill previously charged directly against reserves will be written back and reflected in the profit or loss on disposal.
Prior to 1st January 2002, goodwill was capitalised and amortised over its useful economic life under the provisions of APB16.

SFAS 141 and SFAS 142 require intangible assets to be separately identified, no amortisation to be charged on goodwill balances and goodwill balances to be reviewed at least annually for impairment.

US GAAP can require the recognition of certain assets and liabilities that would either not be recognised or have a different measurement value under UK GAAP. This will lead to a different value of goodwill for US purposes.

Intangible assets
Intangible assets are recognised under UK GAAP only if they are separately identifiable and can be disposed of without disposing of a business of the entity.

Intangible assets are reviewed for impairment at the end of the first full financial year following acquisition and thereafter when events or changes indicate that the carrying values may not be recoverable.
Intangible assets are recognised as an asset apart from goodwill if they arise from contractual or other legal rights regardless of whether these rights are transferable or separable from the acquired entity or from other rights and obligations. If an intangible asset does not arise from contractual or other legal rights it is recognised only if it is capable of being separated.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable.

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

Post-retirement benefits
Where appropriate, post-retirement health care liabilities are assessed actuarially on a similar basis to pension liabilities under SSAP 24 and are discounted at a long-term rate. Variations from regular cost are expressed as a percentage of payroll and spread over the average remaining service lives of current eligible employees.

Where an actuarial basis is not appropriate, provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated.
Under SFAS 106, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with UK GAAP.

Where an actuarial basis is not appropriate the treatment is the same as under UK GAAP.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Leasing – lessor Gross earnings under finance leases are allocated in such a way as to give a constant periodic rate of return on the (post-tax) net cash investment.
Application of SFAS 13 gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP, the magnitude of the difference depending upon the value and average age of the leasing portfolio at each period end.

Leasing – lessee
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

Following the introduction of FRS 19, deferred tax is provided in full in respect of timing differences which have not reversed at the balance sheet date.
Under SFAS 109, a liability method is also used, but deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised.

Revaluation of property
Property is carried either at original cost or at subsequent valuation less related depreciation, calculated on the revalued amount where applicable. Prior to 1st January 2000, revaluation surpluses were taken directly to shareholders’ funds, with deficits below cost, less any related depreciation, included in attributable profit.

Following the introduction of FRS 15, the revalued book amounts are retained without subsequent revaluation subject to the requirement to test for impairment.

Depreciation is charged on the cost or revalued amounts of freehold and long-leasehold properties over their estimated useful economic lives.	Revaluations of property are not permitted under US GAAP. Freehold and long-leasehold property is depreciated over its estimated useful economic life based on the historical cost.

Shareholders’ interest in the retail long-term assurance fund
The value of the shareholders’ interest in the retail long-term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies.
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

Barclays PLC Annual Report 2003       165

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Compensation arrangements
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

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued fully on the date of grant.
The Group adopted SFAS 123 which encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of the grant. Accordingly, the Group charges this fair value to the profit and loss account over the period to their vesting dates.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued evenly over the period of grant to date of payout.

Fair value of securities
Positions in investment debt securities and investment equity shares are stated at cost less provision for diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discount on purchase. Investment securities are those intended for use on a continuing basis by the Group.
Under SFAS 115, debt and marketable equity securities are classified as one of three types. Trading securities are carried at fair value with changes in fair value taken through profit and loss; where there is the ability and intent to hold to maturity, such securities are recorded at amortised cost (only debt securities may be held to maturity); and those held for continuing use in the business, but available for sale, which are carried at the fair value with movements in fair value recorded in shareholders’ equity, unless any losses constitute an other-than-temporary impairment difference, in which case the change is reflected in the profit and loss account.

Non-marketable securities held by investment companies are carried at fair value with movements in fair value recorded in net income.

Foreign exchange on investment debt securities Movements resulting from changes in foreign currency exchange rates are reflected in the profit and loss account.	Under EITF 96-15, as amended by SFAS 133, the change in value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders’ equity.

Loan origination
Fee income relating to the origination of loans is recognised in the profit and loss account to match the cost over the period in which the service is provided, together with a reasonable profit margin.

Costs associated with loan origination, for example incentives in the form of cashbacks and discounts, are written off as incurred as permitted by the British Bankers Association Statement of Recommended Practice (SORP) on Advances.	SFAS 91 requires loan origination fees and incremental direct costs of loan origination to be deferred and amortised over the life of the loan as an adjustment to interest income.

Dividend payable Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

Taxation Profit before tax and the tax charge for the year includes tax at the effective rate on certain transactions including the shareholders’ interest in the long-term assurance fund.	Income before tax and the tax charge do not include such adjustments for tax.

Acceptances Acceptances are bills that the drawee has agreed to pay. They are not recorded within the balance sheet.	Acceptances and the related customer liabilities are recorded within the balance sheet.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Transfer and servicing of financial assets
Under FRS 5, where a transaction involving a previously recognised asset transfers to others (a) all significant rights or other access to benefits relating to that asset and (b) all significant exposure to the risks inherent in those benefits, the entire asset should cease to be recognised.
Under SFAS 140, control passes where the following criteria are met: (a) the assets are isolated from the transferor (the seller), i.e. they are beyond the reach of the transferor, even in bankruptcy or other receivership; (b) the transferee (the buyer) has the right – free of any conditions that constrain it from taking advantage of the right – to pledge or exchange the assets, and (c) the transferor does not maintain effective control over the transferred assets.

Transfers of assets not deemed as sales cause a gross-up of the balance sheet to show the assets transferred as remaining on the balance sheet. In addition, non-cash collateral received on certain stock lending transactions results in a balance sheet gross-up under the provisions of SFAS 140.

Extinguishment of liabilities
Under FRS 5, a liability is extinguished if an entity’s obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur. Satisfaction would encompass an ‘in-substance’ defeasance transaction where liabilities are satisfied from the cash flows arising from essentially risk free assets transferred by the debtor to an irrevocable defeasance trust.
Under SFAS 140, a debtor may de-recognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor. SFAS 140 does not allow for the de-recognition of a liability by means of an ‘in-substance’ defeasance transaction or if it is no longer believed likely that the liability will be settled.

Netting Under FRS 5, items should be aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.
Under FASB interpretation No. (FIN) 39, netting is only permitted where there is a legal right of set-off and an intention to settle on a net basis. In addition, under FIN 41, repurchase and reverse repurchase agreements may only be netted where they have the same explicit settlement date specified at the inception of the agreement.

Netting presentation differences exist between UK and US GAAP in relation to repurchase and reverse repurchase agreements, securities lending and borrowing agreements, receivables and payables in respect of unsettled trades, long and short securities, and cash collateral held against derivatives.

Own shares
Own shares are holdings of Barclays PLC listed shares reacquired on the open market. Shares purchased by employee benefit trusts are shown as assets where Barclays retains the risks and rewards of ownership. They are carried at cost less impairment. Prior to 1st January 2003, shares held as part of the trading equity operations were shown in equity shares at fair value. Following the introduction of UITF 37 in October 2003, they are shown as a deduction in arriving at shareholders’ funds.	ARB 43, as amended by APB 6, requires all shares purchased at balance sheet date to be held at cost and deducted from equity.

Restructuring of business provisions
In accordance with FRS 3 and FRS 12, provisions have been made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan for exit, and has raised a valid expectation of carrying out the restructuring plan.
Prior to the issuance of SFAS 146, Emerging Issues Task force (EITF) 94-3 and Staff Accounting Bulletin (SAB) 100 set out specific conditions which must be met to enable liabilities relating to restructuring, sale or involuntary terminations to be recognised in the period management approve the termination plan. In respect of cost other than employee termination benefits, the basic requirements for recognition at the date of commitment to the plan to terminate are that they are not associated with, or do not benefit from, activities that will be continued.

SFAS 146 is effective for exit or disposal activities initiated after 31st December 2002. Liabilities recognised prior to the initial application of SFAS 146 continue to be accounted for in accordance with EITF 94-3.

Barclays PLC Annual Report 2003       167

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Computer software developed or obtained for internal use
The Group’s general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets and amortised over the useful life of the hardware.
AICPA Statement of Position (SOP) 98-1 requires certain costs incurred in respect of software for internal use to be capitalised and subsequently amortised over its useful life. Capitalised amounts are reviewed regularly for impairment.

Securitisations
Where undertakings have issued debt securities or entered into funding arrangements with lenders through special-purpose entities in order to finance specific loans and advances to customers, the balances are either accounted for on the basis of linked presentation or through separate recognition of the gross assets and related funding, in accordance with FRS 5. The special-purpose entities are treated as ‘quasi-subsidiaries’ and are consolidated in accordance with FRS 5.
Transfers of financial assets deemed as sales under SFAS 140 are de-recognised and, where appropriate, a servicing asset/liability and an interest-only strip asset are recognised. The asset/liability is amortised over the period in which the benefits are expected to be received.

Derivatives
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

Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.
SFAS 133 requires all derivatives to be recorded at fair value as adjusted by the requirements of EITF 02-03. If certain conditions are met then the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. The change in value of the fair value hedge is recorded in income along with the change in fair value of the hedged asset or liability. The change in value of a cash flow hedge is recorded in other comprehensive income and reclassified to income as the hedged cash flows affect earnings. The change in the value of a net investment hedge is recorded in the currency translation reserve and only released to income when the underlying investment is sold. With a limited number of exceptions, Barclays has chosen not to update the documentation of hedges to comply fully with the requirements of SFAS 133.

Certain terms and conditions of hybrid contracts which themselves would be standalone derivatives are bifurcated from the underlying hybrid contract and fair valued if they are not clearly and closely related to the contract in which they are contained. These are referred to as embedded derivatives.

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

61 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Consolidation
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
Under US GAAP, the Group determines whether it has a controlling financial interest in an entity by initially evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special purpose entity (QSPE).

Voting interest entities are consolidated in accordance with ARB 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

Under FIN 46, a controlling financial interest in a variable interest entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary and is required to consolidate the VIE for entities established subsequent to 1st February 2003. This requirement will apply to all VIEs established prior to 31st January 2003 from 2004.

In accordance with SFAS 140 and FIN 46, QSPEs are not consolidated.

Guarantees
Under UK GAAP, a provision will be set up only if it is probable that a transfer of economic benefits will be required to settle the obligation. Where this is not the case, no liability is recognised.	Under FIN 45, guarantees issued or modified from 1st January 2003 are recognised at inception at fair value as a liability on the balance sheet.

Earnings per share
Basic earnings per share (EPS) is net income per weighted average share in issue. Diluted EPS reflects the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares.
The basic EPS under US GAAP differs to the extent that income under US GAAP differs. In addition, the Diluted EPS differs as the increased shares are reduced by the number of shares that could be bought (using the average market price over the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation.

Cash flow statement
The cash flow statement is prepared according to the requirements of FRS 1 (revised). It defines cash as cash and balances at central banks and loans and advances to banks repayable on demand.
The cash flow statement for US GAAP is prepared under SFAS 95, as amended by SFAS 104. This defines cash being inclusive of cash equivalents which are short-term highly liquid investments that are both readily convertible into known amounts of cash and that are so near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally only investments with original maturities of three months or less are included as cash equivalents.

The two statements differ with regard to the classification of items within the cash flow statement and with regard to the definition of cash.

	Classification	Classification
	under FRS 1 (revised)	under SFAS 95/104
Dividends received	Returns on investment and servicing of finance	Operating activities

Dividends paid – equity	Equity dividends paid	Financing activities

Tax paid	Taxation	Operating activities

Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities

Net change in deposits and debt securities in issue	Operating activities	Financing activities

Barclays PLC Annual Report 2003       169

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

Applicable developments in US GAAP

SFAS 143: Accounting for Asset Retirement Obligations
In June 2001, the FASB issued SFAS No. 143 ‘Accounting for Asset Retirement Obligations’. SFAS 143 requires a provision to be raised for the legal obligation in relation to the other-than-temporary removal of a tangible fixed asset, at fair value, when incurred. The Standard was effective for the Group from 1st January 2003. Adoption did not have a material effect on the Group’s financial condition or results of operations as determined under US GAAP.

SFAS 146: Accounting for costs associated with exits or disposals
In June 2002, the FASB issued SFAS No. 146 ‘Accounting for Costs Associated with Exits or Disposals’. SFAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred and nullifies EITF 94-3 which requires the recognition of a liability at the date of an entity’s commitment to an exit plan. SFAS 146 is effective from 1st January 2003 and was adopted by the Group during the year ended 31st December 2003. Adoption did not have a material effect on the Group’s financial condition or results of operations as determined under US GAAP.

EITF Issue 02-03: Issues involved in accounting for derivative contracts held for trading purposes and contracts involved in Energy Trading and Risk Management activities
The principal requirement affecting the Group is that, for energy derivative contracts with effect from July 2002 and non-energy contracts with effect from 21st November 2002, where the fair value is not determined using either observable market prices or models which use market-observable variables as inputs, the unrealised gain or loss at inception on new contracts should not be recognised.

Adoption did not have a material effect on the Group’s financial condition or results of operations as determined under US GAAP in 2002. The impact in 2003 is reflected in Note 61(o) on page 182.

FIN 45: Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others
In November 2002, the FASB issued FASB Interpretation No. 45 ‘Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others’. FIN 45 requires a liability to be recognised for all obligations assumed under guarantees issued and requires disclosure by guarantors in respect of guarantees issued (including guarantees embedded in other contracts). The disclosure requirements are effective for periods ending after 15th December 2002 and are reflected on pages 187 to 188 in this report. The measurement requirements are effective for guarantees issued from 1st January 2003 and were adopted by the Group during the year ended 31st December 2003. The impact in 2003 on net income of £(8)m is shown on page 172.

FIN 46: Consolidation of variable interest entities
In January 2003, the FASB issued FIN 46 ‘Consolidation of Variables Interest Entities’, as an interpretation of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements’. This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses consolidation of variable interest entities (‘VIEs’) by parties holding variable interests in these entities. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

FIN 46 requires that VIEs be consolidated by the interest holder exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

In accordance with the transition provisions of FIN 46, the Group adopted FIN 46 immediately for all VIEs created or acquired after 31st January 2003 and as at 31st December 2003 consolidates certain asset securitisation entities described in Note 61(p) on page 183. The Group will adopt FIN 46-R for all VIEs in 2004. Disclosures in relation to the nature, size and potential maximum loss in relation to other VIEs created or acquired before 1st February 2003 where it is reasonably possible the Group will consolidate these entities on adoption of FIN 46-R, or where the Group is not the primary beneficiary but has a significant variable interest are reflected in Note 61(p) of this report.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

SFAS 132: Employers’ disclosures about pensions and other post-retirement benefits

In December 2003, the FASB issued SFAS No. 132 (revised 2003), ‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits.’ SFAS No. 132 revises employers’ disclosures about pension plans and other post-retirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognised during interim periods. The statement does not change the measurement or recognition of the plans.

The additional disclosures for plans established in the UK are generally required for the year ended 31st December 2003 and are included in Note 61(c) below. The remaining disclosures including those in respect of foreign plans are required for years ending after 15th June 2004 and therefore will be adopted by the Group during the year ended 31st December 2004.

SFAS 150: Accounting for certain financial instruments with characteristics of both liability and equity

In May 2003, the FASB issued SFAS No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’. The statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in the statement of financial position. The statement is effective prospectively for financial instruments entered into or modified after 31st May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15th June 2003.

The Group has adopted the applicable provisions of SFAS No. 150 to all financial instruments entered into or modified after 31st May 2003 during the year ended 31st December 2003. Adoption did not have a material effect on the Group’s financial condition or results of operations as determined under US GAAP. The Group will adopt the Standard for other financial instruments during the six months ending 30th June 2004. Management does not expect adoption to have a material effect on the firm’s financial condition or results of operations as determined under US GAAP.

SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer
The SOP addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after 15th December 2004. Barclays is currently assessing the impact of this SOP on its US GAAP reconciliations.

International Financial Reporting Standards (IFRS)
The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated accounts in accordance with IFRS rather than the existing national GAAP. The regulation takes effect from 2005 and consequently the accounting framework under which the Group reports will change. The Group will produce its consolidated accounts in accordance with IFRS for the year ended 31st December 2005. Barclays is currently assessing the impact of this change on its US GAAP reconciliations. For further details on the conversion to IFRS, see pages 105 to 106.

Barclays PLC Annual Report 2003       171

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

			2003	2002	2001
	Note		£m	£m	£m

Attributable profit of Barclays PLC Group (UK GAAP)			2,744	2,230	2,446

Goodwill	(a	)	272	237	5
Intangible assets	(b	)	(175)	(64)	(64)
Pensions	(c	)	(147)	(195)	(203)
Post-retirement benefits	(c	)	27	(18)	(17)
Leasing – lessor			21	(7)	9
Leasing – lessee			–	(10)	(3)
Deferred tax	(d	)	–	(32)	30
Compensation arrangements	(e	)	(74)	(82)	(81)
Shareholders’ interest in the long-term assurance fund	(f	)	(6)	109	87
Provisions for restructuring of business	(l	)	(16)	(22)	23
Disposal of investments			–	–	(3)
Extinguishment of liabilities			(135)	(159)	–
Revaluation of property			7	5	1
Business combinations	(k	)	(4)	206	–
Internal use software	(m	)	(14)	(207)	70
Derivatives	(o	)	(1,102)	553	278
Fair value of securities	(h	)	374	(276)	(39)
Foreign exchange on available for sale securities	(n	)	(443)	152	210
Loan origination			(114)	31	43
Fair value amortisation credit	(r	)	8	8	8
Consolidation	(p	)	–	–	72
Securitisations	(q	)	130	–	–
Guarantees	(u	)	(8)	–	–
Tax effect on the above UK/US GAAP reconciling items			395	17	(177)

Net income (US GAAP)			1,740	2,476	2,695

Barclays PLC Group			p	p	p

Basic earnings per 25p ordinary share	(g	)	26.8	37.4	40.5
Diluted earnings per 25p ordinary share	(g	)	26.5	37.2	40.1

			2003	2002
			£m	£m

Equity shareholders’ funds (UK GAAP)			16,473	15,205

Prior year adjustment (UK GAAP)	(x	)		(4)
			16,473	15,201

Goodwill	(a	)	570	298
Intangible assets	(b	)	(315)	(140)
Pensions	(c	)	(1,013)	(848)
Post-retirement benefits	(c	)	(23)	(50)
Leasing – lessor			(145)	(166)
Compensation arrangements	(e	)	(1)	–
Shareholders’ interest in the long-term assurance fund	(f	)	(555)	(549)
Provisions for restructuring of business	(l	)	–	16
Extinguishment of liabilities			(294)	(159)
Revaluation of property	(i	)	(224)	(241)
Internal use software	(m	)	67	81
Derivatives	(o	)	341	1,273
Fair value of securities	(h	)	876	515
Dividend payable			883	787
Own shares			(99)	(55)
Loan origination			(23)	91
Fair value amortisation credit	(r	)	25	17
Securitisations	(q	)	130	–
Guarantees	(u	)	(8)	–
Tax effect on the above UK/US GAAP reconciling items			165	(56)

Shareholders’ equity (US GAAP)			16,830	16,015

Selected financial data, adjusted from UK GAAP to reflect the main differences from US GAAP, is given on page 204.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(a) Goodwill

During the year, the Group has reviewed the carrying value of its goodwill based on expected future earnings and the value of comparable businesses and considered that there was no impairment to be recognised.

The current carrying value of goodwill for US GAAP purposes has been allocated to the reportable business clusters of the Group:

		Reallocation
	At beginning	between			Exchange
	of year	clusters	Additions	Disposals	and other	2003
	£m	£m	£m	£m	£m	£m

Personal Financial Services	2,712	(218)	–	–	–	2,494
Barclays Private Clients	629	218	458	–	–	1,305
Barclaycard	224	–	40	–	(113)	151
Business Banking	41	–	5	–	–	46
Barclays Africa	7	–	4	–	–	11
Barclays Capital	47	–	39	(5)	–	81
Barclays Global Investors	175	–	6	–	(101)	80
Head office functions and other operations	10	–	–	–	–	10

	3,845	–	552	(5)	(214)	4,178

Included within exchange and other is £186m relating to goodwill previously recognised within Barclaycard and Barclays Global Investors, which on further investigation represents other intangible assets and has been reflected in the table below. The impact of prior year amortisation being recorded in the current year is a reduction in net income of £64m.

(b) Intangible assets

	Core			Purchased	Licences
	deposit		Customer	credit card	and other
	intangible	Brand	lists	relationship	contracts	Software	2003
	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At beginning of year	458	–	–	–	–	–	458
Additions	63	33	184	112	19	12	423
Write-offs	–	–	–	–	–	–	–
Cost carried forward	521	33	184	112	19	12	881
Accumulated amortisation and impairment
At beginning of year	140	–	–	–	–	–	140
Current year charge	71	9	55	39	1	–	175
Write-offs/disposals	–	–	–	–	–	–	–
Amortisation carried forward	211	9	55	39	1	–	315

Net book value 2003	310	24	129	73	18	12	566

Weighted average amortisation period for additions (months)	240	17	193	60	60	36

The amortisation expense for the net carrying amount of intangible assets is estimated to be £146m in 2004, £121m in 2005, £119m in 2006, £81m in 2007 and £17m in 2008.

(c) Pensions and post-retirement benefits

The disclosures below reflect the amendments to the requirements of SFAS 87 and SFAS 106 arising from SFAS 132 (revised 2003) ‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’.

The excess of pension plan assets over the projected benefit obligation, as at the transition date, is recognised as a reduction of pension expense on a prospective basis over approximately 15 years.

The provisions of US GAAP have been applied to the main UK pension scheme, the UK Retirement Fund (UKRF) and the Woolwich Pension Fund (WPF) based on a valuation date of 30th September 2003. Consequently the £500m contribution made to the UKRF in December 2003 is excluded from the US GAAP analysis. The following analysis relates to the UKRF (1964 Pension Scheme, Retirement Investment Scheme and Pension Investment Plan) and the WPF which together make up approximately 95% of all the Group’s schemes in terms of assets and actuarial liabilities.

Under the terms of an agreement between the Bank, the Trustees of the WPF and the Trustees of the UKRF, the liabilities in respect of all pensioners and deferred pensioners, along with consenting active members of the WPF, were transferred into the UKRF on 14th February 2003. Payments were made on 1st July 2003, with the WPF Trustees transferring assets worth £418m and Woolwich plc making a special contribution of £138m on 4th July 2003.

Barclays PLC Annual Report 2003       173

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The components of the pension and post-retirements expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	2003		2002		2001
		Post-		Post-		Post-
		retirement		retirement		retirement
	Pensions	benefits	Pensions	benefits	Pensions	benefits
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost
Service cost	292	1	275	1	374	1
Interest cost	630	5	624	5	652	3
Expected return on plan assets	(664)	–	(807)	–	(854)	–
Amortisation of transition adjustment	(12)	1	(23)	1	(23)	1
Curtailment and termination benefits	–	–	76	2	(5)	–
Recognised net actuarial deficit	33	2	–	1	–	1

Net periodic benefit cost	279	9	145	10	144	6

For measurement purposes, the calculation assumes a 12% and 5% annual rate of increase in the per capita cost of covered medical benefits and dental benefits respectively for pensioners in schemes in the US. The medical benefit rate is further assumed to reduce steadily each year to 5% in 2008 and remain at that level thereafter.

For pensioners in schemes in the UK a 5.6% annual rate of increase in the per capita cost of covered medical benefits is assumed.

A one percentage point change in assumed health care trend rates would have the following effects for 2003:

	1% increase	1% decrease
	£m	£m
Effect on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligation	13	(12)

The following table presents the estimated funded status of the pension schemes and post-retirement benefits (the latter are unfunded) under US GAAP:

	2003		2002		2001
		Post-		Post-		Post-
		retirement		retirement		retirement
	Pensions	benefits	Pensions	benefits	Pensions	benefits
	£m	£m	£m	£m	£m	£m

Change in benefit obligation
Benefit obligation at beginning of period	12,296	79	10,789	70	13,361	54
Service cost	292	1	275	1	374	1
Interest cost	630	5	624	5	652	3
Plan participants’ contributions	17	–	6	–	7	–
Curtailment and termination benefits	–	–	76	–	(24)	–
Prior period service cost	2	–	–	–	–	–
Actuarial loss/(gain)	559	8	941	12	(3,159)	14
Benefits paid	(465)	(5)	(415)	(4)	(422)	(2)
Exchange and other	–	(3)	–	(5)	–	–

Benefit obligation at end of period	13,331	85	12,296	79	10,789	70

Change in plan assets
Fair value of plan assets at beginning of period	10,152	–	11,135	–	13,452	–
Actual return on plan assets	1,102	–	(618)	–	(1,981)	–
Employer contribution/transfers	174	5	44	4	97	3
Curtailment adjustment	–	–	–	–	(18)	–
Plan participants’ contributions	17	–	6	–	7	–
Benefits paid	(465)	(5)	(415)	(4)	(422)	(3)

Fair value of plan assets at end of period	10,980	–	10,152	–	11,135	–

Funded status – (deficit)/surplus	(2,351)	(85)	(2,144)	(79)	346	(70)
Unrecognised transition amount	–	6	(12)	8	(35)	12
Unrecognised net actuarial loss/(gain)	1,678	31	1,590	24	(774)	12
Unrecognised prior service cost	2	–	–	–	–	–

Accrued benefit cost	(671)	(48)	(566)	(47)	(463)	(46)

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The minimum liability, prior period service cost and other comprehensive income as at the Measurement Date for the pension schemes is shown in the table below:

	UKRF	WPF
	£m	£m

Scheme assets at market value	10,943	37
Accumulated Benefit Obligation (ABO)	11,749	31

Minimum liability (excess of ABO over market value of assets)	806	(6)
(Accrued) pension cost	(595)	(76)

Minimum additional liability	211	–
Prior period service cost	(2)	–

Accumulated other comprehensive income 2003	209	–

Accumulated other comprehensive income 2002	191	–

A long-term strategy has been set for the pension plan asset allocations which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns, and some asset classes will be more volatile than others.

One of the factors in the choice of a long-term strategy is to ensure that the investments are adequately diversified. The managers are permitted some flexibility to vary the asset allocation from the long-term strategy within control ranges agreed with the Trustee from time to time.

The table below shows the percentage of the fair value of each major category as at the measurement date.

	UKRF (defined benefits only)			WPF
	Target			Target
	(2004)	30/9/03	30/9/02	(2004)	30/9/03	30/9/02
	%	%	%	%	%	%

Equity securities	51	50	49	55	51	49
Debt securities	37	36	36	45	42	41
Property	12	11	12	–	–	10
All other assets	–	3	3	–	7	–

Total	100	100	100	100	100	100

The expected return on assets is determined by calculating a total return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

Employer cash contributions for the year to 31st December 2004 for the UKRF and WPF schemes are expected to be £4m and £3m respectively.

In accordance with US GAAP requirements, the actuaries for the pension plans used the following assumptions on a weighted average basis; discount rate of 5.4% (2002: 5.3%, 2001: 6.0%), rate of compensation increase of 4.1% (2002: 3.75%, 2001: 4.0%), and expected long-term rate of return on plan assets of 6.8% (2002: 6.8%, 2001: 7.5%).

Details of the post-retirement health care expense under UK GAAP are given in Note 4 to the accounts.

In accordance with the US GAAP requirements, the accounting for the post-retirement benefits charge assumed a discount rate of 6.25% (2002: 6.75%, 2001: 7.25%) for US benefits and 5.4% (2002: 5.3%, 2001: 6.0%) for UK benefits on a weighted average basis.

Barclays PLC Annual Report 2003       175

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(d) Deferred tax

In accordance with SFAS No. 109 ‘Accounting for Income Taxes’, the components of the net US GAAP deferred tax liability are as follows:

	2003	2002
	£m	£m

Deferred tax liabilities:
Leasing transactions	(739)	(766)
In respect of UK/US GAAP reconciling items	(336)	(332)
Other	(592)	(266)

Total deferred tax liabilities	(1,667)	(1,364)

Deferred tax assets:
Specific allowances	25	15
General allowance	252	245
Tax losses	236	203
Capital allowances	90	108
In respect of UK/US GAAP reconciling items	311	254
Other	224	159

Total deferred tax assets before valuation allowance	1,138	984
Less: valuation allowance	(107)	(159)

Deferred tax assets less valuation allowance	1,031	825

Net deferred tax liability under US GAAP	(636)	(539)

(i)	The main components of the tax charge attributable to continuing operations are shown in Note 9 to the accounts. Included in the tax effect on net income of UK/US GAAP reconciling items for 2003 is a credit amount of £4m relating to deferred tax (2002: £59m, 2001: £61m).

(ii)	The valuation allowance relates to the Group’s capital losses and unrelieved overseas tax losses. These assets will be recognised in the future when it becomes likely that they will be utilised.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(e) Compensation arrangements

The disclosures of options outstanding only relate to those granted from 1995 onwards.

The SFAS 123 charge for the fair value of options granted since 1995 is £73m (2002: £82m, 2001: £81m).

The net charge with respect to other deferred compensation plans is £1m (2002: £nil, 2001: £nil).

The Executive Share Option Scheme (ESOS), Save As You Earn (SAYE), Incentive Share Option Plan (ISOP), the BGI Equity Ownership Plan (EOP), the Woolwich Executive Share Option Plan (Woolwich ESOP) and the Woolwich SAYE scheme fall within the scope of SFAS 123.

Analysis of the movement in the number and weighted average exercise price of options is set out below.

	ESOS (a)				SAYE (a)
	Number		Weighted average		Number		Weighted average
	(000's)		ex. price (£)		(000's)		ex. price (£)
	2003	2002	2003	2002	2003	2002	2003	2002

Outstanding at beginning of year	8,168	9,546	4.09	4.04	126,895	123,441	3.34	3.29
Granted in the year	–	–	–	–	22,284	30,216	3.73	3.50
Exercised in the year	(1,134)	(1,066)	3.73	3.56	(32,617)	(20,087)	2.71	3.22
Forfeited or expired in the year	(1,082)	(312)	4.36	4.33	(10,709)	(6,675)	3.56	3.51

Outstanding at end of year	5,952	8,168	4.11	4.09	105,853	126,895	3.59	3.34

	ISOP (a)				BGI EOP (b)
	Number		Weighted average		Number		Weighted average
	(000's)		ex. price (£)		(000's)		ex. price (£)
	2003	2002	2003	2002	2003	2002	2003	2002

Outstanding at beginning of year	77,593	42,523	4.98	4.83	17,809	13,407	8.91	7.87
Granted in the year	28,122	36,397	3.33	5.14	545	5,885	10.92	10.92
Exercised in the year	(2,613)	–	3.91	–	(4,122)	(659)	7.10	6.36
Forfeited or expired in the year	(4,170)	(1,327)	4.49	4.77	(707)	(824)	9.44	8.33

Outstanding at end of year	98,932	77,593	4.56	4.98	13,525	17,809	9.51	8.91

	Woolwich SAYE (a)				Woolwich ESOP (a)
	Number		Weighted average		Number		Weighted average
	(000's)		ex. price (£)		(000's)		ex. price (£)
	2003	2002	2003	2002	2003	2002	2003	2002

Outstanding at beginning of year	3,764	4,529	3.16	3.18	8,785	10,448	3.77	3.79
Granted in the year	–	–	–	–	–	–	–	–
Exercised in the year	(2,898)	(504)	3.12	3.30	(4,160)	(1,522)	3.73	3.97
Forfeited or expired in the year	(257)	(261)	3.20	3.28	(209)	(141)	3.89	3.50

Outstanding at end of year	609	3,764	3.34	3.16	4,416	8,785	3.80	3.77

Notes
(a)	Options granted over Barclays PLC shares
(b)	Options granted over BGI UK Holdings Limited shares

Barclays PLC Annual Report 2003       177

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(e) Compensation arrangements (continued)

The range of exercise prices, weighted average fair values at the date of grant and the weighted average remaining contractual life for options outstanding at the balance sheet date are as follows:

	2003				2002
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Exercise	exercise	average	remaining	Exercise	exercise	average	remaining
	price range	price	fair value	life	price range	price	fair value	life
	£	£	£	Years	£	£	£	Years

ESOS(a)	1.76-4.45	4.11	1.14	4	1.76-4.45	4.09	1.13	6
SAYE(a)	1.57-4.11	3.59	1.92	3	1.57-4.11	3.33	1.85	3
ISOP(a)	3.77-5.62	4.56	1.71	8	3.77-5.62	4.98	2.06	7
BGIEOP(b)	6.11-10.92	9.51	3.23	8	6.11-10.92	8.91	3.03	9
Woolwich SAYE(a)	3.08-3.37	3.34	2.60	1	3.08-3.37	3.16	2.48	1
Woolwich ESOP(a)	3.29-4.22	3.80	2.69	6	3.29-4.22	3.77	2.71	7

Fair values for the ISOP, ESOS, SAYE, the Woolwich ESOP, the Woolwich SAYE and the BGI EOP are calculated at the date of grant using the Black-Scholes model. The significant weighted average assumptions used to estimate the fair value of the options granted in 2003 are as follows:

			BGI
	ISOP	SAYE	EOP(b)

Risk-free interest rate	4.19%	4.60%	3.97%
Expected life (years)	5	5	7
Expected volatility	32%	32%	25%

The range, weighted average exercise price, weighted average remaining contractual life and number of options outstanding, including those exercisable at year end (see page 179), are as follows:

	Weighted	Weighted
	average	average
	exercise	remaining	Number of
	price	life	options
Exercise Price Range	£	Years	outstanding

ESOS(a)
£1.50 – £2.49	1.86	2	127,024
£2.50 – £3.49	3.47	2	415,000
£3.50 – £4.49	4.21	4	5,410,020

SAYE(a)
£1.50 – £2.49	1.99	1	456,580
£2.50 – £3.49	3.15	2	22,660,494
£3.50 – £4.49	3.72	3	82,735,657

ISOP(a)
£2.50 – £3.49	3.26	9	26,249,000
£3.50 – £4.49	3.91	7	12,092,324
£4.50 – £5.49	5.25	7	60,591,024

BGI EOP(b)
£6.00 – £9.99	8.36	7	7,420,301
£10.00 – £13.99	10.92	9	6,104,368

Woolwich SAYE(a)
£2.50 – £3.49	3.34	1	608,920

Woolwich ESOP(a)
£2.50 – £3.49	3.29	6	844,528
£3.50 – £4.49	3.92	6	3,571,924
Notes
(a)	Options granted over Barclays PLC shares
(b)	Options granted over BGI UK Holdings Limited shares

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(e) Compensation arrangements (continued)

The range, weighted average exercise price and number of options exercisable at the year end are as follows:

	Weighted
	average	Number of
	exercise price	options
Exercise Price Range	£	exercisable
ESOS(a)
£1.50 – £2.49	1.86	127,024
£2.50 – £3.49	3.47	415,000
£3.50 – £4.49	4.21	5,410,020

SAYE(a)
£1.50 – £2.49	1.99	456,580
£2.50 – £3.49	3.11	903,304

ISOP(a)
£3.50 – £4.49	3.91	9,755,471

BGI EOP(b)
£6.11 – £10.92	8.83	7,172,713

Woolwich SAYE(a)
£2.50 – £3.49	3.34	608,920

Woolwich ESOP(a)
£2.50 – £3.49	3.29	844,528
£3.50 – £4.49	3.92	3,571,924
Notes
(a)	Options granted over Barclays PLC shares
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

The BGI Equity Ownership Plan is extended to senior employees of BGI. The exercise price of the options is determined by formula at the date of grant and is not less than the market value of the share at the time of grant. The options are granted over shares in BGI UK Holdings Limited, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options held becoming exercisable at each anniversary of grant. Options lapse ten years after grant. At 31st December 2003 13.5m (2002: 17.8m) options were outstanding under the terms of the BGI Equity Ownership Plan enabling certain members of staff to subscribe for shares in BGI UK Holdings Limited between 2004 and 2013 at prices between £6.11 and £10.92.

(f) Shareholders’ interest in the long-term assurance fund

The adjustment to US GAAP net income in 2003 of £(6)m (2002: £109m, 2001: £87m) reflects the recovery in equity markets which was largely offset by the impact of the UK activity being closed to new business.

Barclays PLC Annual Report 2003        179

Notes to the Accounts

For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(g) Earnings per share

	2003			2002			2001
		Weighted			Weighted			Weighted
		average	Per-share		average	Per-share		average	Per-share
	Income	share no.	amount	Income	share no.	amount	Income	share no.	amount
	£m	(in millions)	pence	£m	(in millions)	pence	£m	(in millions)	pence
Basic EPS Net income (US GAAP) available to ordinary shareholders	1,740	6,483	26.8	2,476	6,626	37.4	2,695	6,651	40.5
Effect of dilutive securities
Employee share options		26			40			60
Other schemes		61			(6)			4

Diluted EPS	1,740	6,570	26.5	2,476	6,660	37.2	2,695	6,715	40.1

Net income for the year ended 31st December 2001, adjusted to exclude the amortisation expense related to goodwill of £199m which is no longer amortised following adoption of SFAS 142, was £2,894m. The impact on 2001 EPS of this adjustment would have been to increase both basic and diluted EPS by 3.0p to 43.5p and 43.1p respectively.

UK EPS is detailed in Note 12. Of the total number of employees’ share options existing at the year end, the following were not included in the dilution calculation above because they were antidilutive:

	2003	2002	2001
	in millions	in millions	in millions
Number of options	116	80	52

Certain incentive plan shares have been excluded from the calculation of the basic EPS. These shares are subsequently brought into the diluted earnings per share calculation (called ‘Other schemes’) above.

(h) Fair value of securities

Unlisted investment equity securities are outside the scope of SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. Where the securities are held by an investment company within the Group, the securities are carried at fair value. The unlisted equity securities have a cost of £944m at 31st December 2003 (2002: £456m), with a fair value of £1,109m (2002: £456m).

All long investment securities are classified as being ‘available for sale’ unless the Group has a clear intention and ability to hold them to maturity. Other debt securities are classified as trading securities (see Note 17).

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(h) Fair value of securities (continued)

The following table shows the gross unrealised losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position at 31st December 2003.

	Less than 12 months		12 months or more		Total
		Unrealised		Unrealised		Unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
Description of securities	£m	£m	£m	£m	£m	£m
United Kingdom government	–	–	–	–	–	–
Other government	2,687	(15)	–	–	2,687	(15)
Mortgage-backed securities	5,138	(60)	–	–	5,138	(60)
Corporate issuers	2,256	(14)	2,065	(6)	4,321	(20)
Other issuers	–	–	–	–	–	–

Total	10,081	(89)	2,065	(6)	12,146	(95)

The Group performs a review of each individual investment security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the investment security for such sufficient time to allow for any anticipated recovery in fair value.

Under US GAAP, 87 investment debt securities had unrealised losses as at 31st December 2003. Based on the review performed at 31st December 2003, management believes that the unrealised losses as at that date are temporary in nature. The unrealised losses are due to market moves in interest rates. The credit quality of the bond issuers remains strong with 100% rated as investment grade or higher, and these investments are also intended to be held for the longer term such that their fair value is expected to recover.

(i) Revaluation of property

In 1990, £449m of property revaluation reserve was capitalised by the issue of bonus shares.

(j) Loan impairment and disclosure

SFAS 114 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases. At 31st December 2003, the element of impaired loans outside the scope of SFAS 114 amounted to £1,777m (2002: £1,922m).

In accordance with SFAS 114, the Group’s total impaired loans are those reported as non-performing on page 39, less impaired loans outside the scope of SFAS 114, and amount to £2,378m at 31st December 2003 (2002: £2,604m). Credit risk provisions of £1,340m, estimated in accordance with SFAS 114, were held against these loans (2002: £1,335m). The average level of such impaired lendings in 2003 was £2,533m (2002: £2,147m).

Where cash received represents the realisation of security, or there is doubt regarding the recovery of a loan, such receipts are treated as repayments of the loan principal. Otherwise, cash received in respect of impaired loans is recognised as interest income. Estimated interest income which was recognised in 2003 on impaired loans within the scope of SFAS 114 was £28m (2002: £5m).

SFAS 114 modifies the accounting for in-substance foreclosure, in that collateralised debts where the Group takes physical possession of the collateral, regardless of formal insolvency procedures, would be reclassified as if the collateral had been acquired for cash. At 31st December 2003, under US GAAP, the amount of collateral recorded at the lower of the book value of the debt or the fair value of the collateral that would be reclassified as ‘other real estate owned’ was £11m (2002: £6m) and as debt and equity instruments was £48m (2002: £6m).

There are no mortgage loans included within loans and advances to customers which are held with the intention of resale (2002: £830m). During the year £645m of loans were sold (2002: £nil) generating a net loss of £10m (2002: £nil).

(k) Business combination

In 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations and created FirstCaribbean International Bank. Under both UK and US GAAP, Barclays accounts for the resulting interest as an associate. The transaction generated a gain of £206m under both UK and US GAAP, the gain being recorded through the Statement of Total Recognised Gains and Losses for UK GAAP under UITF 31 but in the income statement account under US GAAP (APB 29 and EITF 01-02). The net assets of the business transferred by Barclays to the new entity are not materially different under US GAAP.

In 2003, an adjustment of £(4)m was made to the gain of £206m, also recognised under UK GAAP in the Statement of Total Recognised Gains and Losses.

(l) Provisions for restructuring of business

During 2003, 2002 and 2001, the Group has continued its existing programmes to reduce the workforce. Costs under these programmes, in all three years, have primarily been incurred in Personal Financial Services, Barclays Private Clients and Business Banking. In addition, significant costs were also incurred in Other operations (during 2001) and Barclays Capital (2001). The restructuring programmes are largely focused on activities within the UK involving a reshaping of the Group’s operations through the centralisation of core processes and the application of new technologies.

During 2003, a restructuring charge of £209m (2002: £187m, 2001: £171m) was booked under UKGAAP, reflecting severance and other termination costs of £146m (2002: £124m, 2001: £114m), costs in connection with planned disposition of certain facilities £28m (2002: £27m, 2001: £38m) and other related costs of £35m (2002: £36m, 2001: £19m). Of the 2003 charge, £nil has been disallowed for US GAAP purposes. Of the 2002 charge under EITF 94-3, £5m was disallowed in 2002 and charged in 2003. Of the 2001 charge £11m was disallowed in 2001, £4m was charged in 2002 and £7m was charged in 2003. Of the 2000 charge, £10m was disallowed in 2000, £13m was disallowed in 2001, £19m was charged in 2002 and £4m was charged in 2003.

Barclays PLC Annual Report 2003        181

Notes to the Accounts

For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(l) Provisions for restructuring of business (continued)

The US GAAP balance sheet liability at 31st December 2003 was £71m (2002: £68m) of which £37m (2002: £31m) was in respect of staff reduction costs covering an anticipated 1,000 employees (2002: 800), £12m (2002: £29m) in respect of the planned disposition of certain facilities and £22m (2002: £8m) covering other related costs. Costs in the year to 31st December 2003 amounted to £183m (2002: £132m) in respect of a staff reduction of 4,400 employees (2002: 2,600), £45m (2002: £37m) relating to disposition of facilities and £27m (2002: £31m) for other related costs.

(m) Internal use software

	2003		2002		2001
	£m	£m	£m	£m	£m	£m
Additional US GAAP shareholders’ funds brought forward		81		288		218
Expenditure to be capitalised under US GAAP	74		60		186
Amortisation	(64)		(136)		(110)
Write-offs	(24)		(131)		(6)
(Charge)/credit to US GAAP net income		(14)		(207)		70

Additional US GAAP shareholders’ funds carried forward		67		81		288

A review of costs capitalised in previous years and useful lives assigned is undertaken annually. Capitalised costs which are no longer considered recoverable are written off.

(n) Foreign exchange on available for sale securities

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

Under US GAAP, the change in value of the investments is taken directly to reserves while the offsetting change in sterling terms of the borrowing is taken to the income statement.

A similar difference arises where foreign currency assets are covered using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements.

The impact of this requirement is to transfer net foreign exchange gains or losses on currency securities from net income to other comprehensive income. No difference between the Group’s UK and US GAAP shareholders’ equity arises from this transfer.

(o) Derivatives

SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. Barclays has chosen not to update the documentation of hedges to fully comply with the requirements of SFAS 133 and therefore, in general, economic hedge relationships do not qualify for treatment as hedges under US GAAP. Accordingly, adjustments in current or past periods to US GAAP net income in respect of derivatives which qualify for hedge accounting under UK GAAP, are not necessarily indicative of the magnitude or direction of such adjustments to US GAAP net income in subsequent periods.

The adjustment to net income comprises the following elements:

	2003	2002	2001(b)
	£m	£m	£m
Mark to market adjustment(a)	(761)	548	476
Embedded derivatives	(194)	109	(90)
Deferred gains and losses	(46)	12	(28)
Amortisation of fair value hedge	(140)	(156)	(128)
Reclassification of gains and losses from Other comprehensive income to net income	39	40	28
Hedges of available for sale securities	–	–	20

	(1,102)	553	278

Note
(a)	EITF 02-03 was clarified in November 2002 to require the measurement of the derivative fair values based on quoted market prices, or in the absence of quoted market prices, valuation techniques with observable inputs from active markets. For all Over The Counter derivatives which contain significant valuation inputs not currently evidenced by observable market inputs, inception gains and losses have been fully reserved.
They will be released as and when the inputs become observable. The mark to market adjustment in the above table is shown net of the reversal of unrealised day 1 profit and loss on derivative contracts.

(b)	The 2001 figures include the adjustment reflecting the transition to SFAS 133 as at 1st January 2001.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(p) Consolidation

Under US GAAP, the differences in the consolidation criteria to UK GAAP results in an increase in total assets of £5,829m (2002: £2,738m).

Under US GAAP, the Group consolidates entities in which it has a controlling financial interest. This is determined by initially evaluating whether the entity is a voting interest entity, a variable interest entity (VIE), or a qualifying special purpose entity (QSPE).

Voting interest entities

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with ARB 51 which states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

Variable interest entities

As defined in FIN 46 and FIN 46-R, an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest described above. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

VIEs are consolidated by the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

The business activities within the Barclays Group where VIEs are used include multi-seller conduit programmes, asset securitisations, client intermediation and the credit structuring.

Multi-seller conduit programmes

Barclays creates, administers and provides liquidity and credit enhancements to several commercial paper conduit programmes, primarily in the United States. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell consumer or trade receivables to the conduit, which then issues commercial paper to investors to fund the purchase. The conduits have sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper.

Asset securitisations

The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely upon funding in the form of notes to purchase the assets for securitisation. The Group provides both senior and/or junior lending and derivative contracts to the entities. Where junior notes are provided and in certain circumstances where derivative contracts are provided, the Group may be the primary beneficiary of the entity.

Client intermediation

As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions may involve entities that fall within the scope of FIN 46 structured by either Barclays or the client and that are used to modify cash flows of third-party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks. These transactions may include derivative instruments, and often contain contractual clauses to enable Barclays to terminate the transaction under certain circumstances, for example, if the legal or accounting basis on which the transaction was completed changes. In addition, Barclays invests as a limited partner in lessor partnerships and as a parent in wholly owned subsidiaries specifically to acquire assets for leasing. In a portion of these leasing transactions, there may be risk mitigants in place which result in a third-party consolidating the entities as the primary beneficiary.

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

In accordance with the transition provisions of FIN 46, the Group adopted FIN 46 immediately for all VIEs created or acquired after 31st January 2003. The Group is the primary beneficiary in the following variable entities created or acquired after that date:

Total assets
Activity	£m
Asset securitisations	4,982

Total	4,982

The creditors do not have recourse to the general credit of the Group in respect of the variable interest entities consolidated by the Group.

Under UK GAAP, the Group consolidates all of the above entities with the exception of certain asset securitisation entities.

Barclays PLC Annual Report 2003        183

Notes to the Accounts

For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(p) Consolidation (continued)

The Group also has significant variable interests in certain asset securitisations and client intermediation entities, created or acquired after 31st January 2003 where the Group is not the primary beneficiary.

		31st
		December
	Total	2003
	assets	Maximum
	£m	loss(a)
Asset securitisations	4,435	2,271
Client intermediation	5,400	453

The Group has also created or acquired VIEs prior to 1st February 2003. Where it is reasonably possible the Group will be the primary beneficiary and therefore be required to consolidate the following types of entities on adoption of FIN46-R or that the Group will have a significant variable interest, the maximum loss and total assets have been provided below.

	31st December 2003
		Already
		consolidated
	Total	under	Maximum
	assets	US GAAP(b)	loss(a)
	£m	£m	£m
Multi-seller conduit programmes	12,650	3,035	12,650	(c)
Asset securitisations	7,949	178	230
Client intermediation	1,815	289	738
Credit structuring	3,186	2,877	1,478

Notes
(a)	The maximum exposure to loss represents a ‘worst case’ scenario in the event that all such entities simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the Group’s risk management framework. Where a maximum exposure to loss is quoted, this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in the value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.
(b)	Currently consolidated under US GAAP as at 31st December 2003 using guidance provided by EITF90-15 and Topic D-14 where the Group holds a majority of the entity’s substantive risks and rewards.
(c)	Represents commitments to provide liquidity up to this amount. These would be required to be provided in the event of the conduit’s access to funding markets being restricted.

Qualifying Special Purpose Entities (QSPEs)

In accordance with SFAS 140 and FIN 46, the Group does not consolidate QSPEs. QSPEs are passive entities used by the Group to hold financial assets transferred to them by the Group and are commonly used in mortgage and other securitisation transactions as described in Note 61(q) below.

Prior to the adoption of FIN 46, the Group consolidated all non-qualifying SPEs if the Group controlled the SPE and held a majority of the SPE’s substantive risks and rewards.

(q) Securitisations

Credit card securitisations
The Group transfers portfolios of credit card receivable assets to Gracechurch Receivables Trustee Limited. Barclaycard Funding PLC, a subsidiary of Barclays Bank, has an equitable interest in the cash flows arising from the securitised assets and has issued Loan Note Certificates to the Gracechurch Card Funding vehicles which are Qualifying Special Purpose Entities (‘QSPEs’). QSPEs sell the Medium Term Notes to investors entitling them to receive specified cash flows during the life of the security. The proceeds of the issuance of Medium Term Notes are then distributed by the QSPEs to the Group as consideration for the Loan Note Certificates transferred. Following a securitisation, the Group receives fees for servicing the receivables and providing cash management services and payment of deferred consideration for the sale of the beneficial interest in the excess income over and above the interest paid to the noteholder. The Group maintains an interest in the pool of receivables that are available for securitisation, referred to as the seller’s interest.

Investors have no recourse against the Group if cash flows generated from the securitised assets are not sufficient to service the obligations of the QSPEs.

The Group has no right or obligation to repurchase the benefit of any securitised balance, except if certain representations and warranties given by the Group at the time of transfer are breached.

The Group has entered into interest rate currency swaps with the QSPEs. These swaps convert a proportion of the Sterling variable interest flows arising from the Loan Note Certificates to US Dollar variable and fixed rate interest flows to match the interest payable on the Medium Term Notes issued.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(q) Securitisations (continued)

The transfer of receivables is accounted for as a sale under US GAAP where control of the receivables has been relinquished. A gain or loss is recognised on securitisation of the receivables which is calculated based on the previous carrying amount of the loans involved in the transfer (allocated between the receivables sold and the seller’s interest based on their relative fair values at the date of sale).

The Group estimates the fair value of the retained interests by determining the present value of future expected cash flows using valuation models that incorporate management’s best estimates of key assumptions, which include:

(a) the expected prepayment rate of the receivables each year;

(b) the anticipated credit losses from the receivables; and
(c) a discount rate to calculate future income flows.

The retained interests that are subject to prepayment risk such that the Group may not recover substantially all of its investment are recorded at fair value with subsequent adjustments reflected in net income.

The servicing liability represents the shortfall of future servicing income from the Group’s obligation to service the transferred assets compared to the costs of servicing those assets. The servicing liability is amortised over the expected life of the receivables.

Securitisation activity during the year

During 2003, the Group securitised credit card receivables with a book value of £2,508m recognising a resultant pre-tax gain on sale of £132m. The Group has recognised an interest only strip asset and a servicing liability in connection with the transfer.

The derecognition of the securitised assets results in a reduction in net loans and advances to customers of £2,447m.

Interest only strip

The movement in fair value of retained interests during the period is as follows:

Credit card
receivables
£m
Value at inception	107
Transfer to net income	(10)

Value at 31st December 2003	97

Key economic assumptions used in measuring the interest only strip at the time of the securitisation during 2003 were as follows:

	Year ended
	31st December
	2003
	Credit card
	receivables
Fair value of interest only strip	£107	m

Constant prepayment rate per annum	100%
Credit losses per annum(a)	5.3%
Discount rate	5.0%

Note
(a)	Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

Barclays PLC Annual Report 2003        185

Notes to the Accounts

For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(q) Securitisations (continued)

Servicing liabilities
The following table shows the servicing liabilities recognised and amortised during the period:

Credit card
receivables
£m
Balance at inception	31
Amortisation for the year	(3)

Balance at 31st December 2003	28

The cash flows between the Group and the securitisation vehicles were as follows during the year ended 31st December 2003:

Credit card
receivables
£m
Proceeds from new securitisations	2,508
Proceeds from collection reinvested in receivables	4,277
Cash inflow from servicing fees	13
Cash inflow on interests retained	149

Interest only strip at year end

At 31 December 2003, key economic assumptions and a sensitivity analysis showing the hypothetical effect on the fair value of those interests of two unfavourable variations from the expected levels for each key assumption are as follows:

	Year ended
	31st December
	2003
	Credit card
	receivables
Fair value of interest only strip	£97	m

Constant prepayment rate per annum	100%
Impact of 33% adverse change	£(13	)m
Impact of 50% adverse change	£(38	)m

Credit losses per annum(a)	5.3%
Impact of 10% adverse change	£(6	)m
Impact of 20% adverse change	£(13	)m

Discount rate	5.0%
Impact of 10% adverse change	£(8	)m
Impact of 20% adverse change	£(16	)m

Note
(a)	Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

The sensitivity analysis illustrates the potential magnitude of significant adverse changes in key assumptions used in valuing the interest only strip. However, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Furthermore, the sensitivities for each key variable are calculated independently of changes in the other key variables.

The following table presents information about principal balances of managed and securitised receivables as of and for the year ended 31st December 2003.

	Credit card receivables
	Total	Delinquent	Net
	loans	loans(a)	write-offs(b)
	£m	£m	£m
Total receivables managed	11,078	228	438
Less: receivables securitised(c)	(2,508)	(36)	(52)

Assets on US GAAP balance sheet	8,570	192	386

Notes
(a)	Delinquent loans are loans 90 days or more past due
(b)	Net of recoveries during the year
(c)	Securitised and derecognised from the balance sheet under US GAAP

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(r) Fair value amortisation credit
Fair value adjustments that are different from those recognised under UK GAAP are amortised over the expected life of the relevant asset/liability. This resulted in an additional credit of £8m (2002: £8m, 2001: £8m) under US GAAP.

(s) Collateral
Under a repo (sale and repurchase agreement), an asset is sold to a counterparty with a commitment to repurchase it at a future date at an agreed price. The Group engages in repos and reverse repos, which are the same transaction in the opposite direction, i.e. the Group buying an asset with a fixed commitment to resell.

The following amounts were included in the balance sheet for repos and reverse repos and are reported on a net basis where permitted:

	2003	2002	2001
	£m	£m	£m
Reverse repos (assets)
Loans and advances to banks	50,392	41,001	32,042
Loans and advances to customers	49,962	42,505	29,731

	100,354	83,506	61,773

Repos (liabilities)
Deposits by banks	39,810	37,857	25,048
Customer accounts	23,661	24,580	16,204

	63,471	62,437	41,252

The average and maximum amount of reverse repos for 2003 were £109,315m and £137,025m (2002: £76,215m and £103,895m, 2001: £95,849m and £119,942m) respectively. The average and maximum amount of repos for 2003 were £84,040m and £109,445m (2002: £61,416m and £92,219m, 2001: £88,311m and £116,458m).

Reverse repos and stock borrowing transactions are accounted for as collateralised loans. It is the Group’s policy to seek collateral at the outset equal to 100% to 105% of the loan amount. The level of collateral held is monitored daily and further collateral calls made to bring the level of cash held and the market value of collateral in line with the loan balance.

Under certain transactions including reverse repo and stock borrowing transactions the Group is allowed to sell or repledge the collateral held. At 31st December 2003, the fair value of collateral held was £126,085m (2002: £108,935m) of which £91,280m (2002: £93,148m) related to items that have been sold or repledged.

Repos and stock lending transactions are accounted for as secured borrowings. At 31st December 2003, the Group had given £58,316m (2002: £52,427m) of its assets as collateral in respect of these transactions. Of the total collateral given £44,002m (2002: £35,573m) was on terms which gave the recipient the right to sell or repledge, comprising debt securities of £43,665m (2002: £33,729m) and equity securities of £337m (2002: £1,844m). The residual £14,314m (2002: £16,854m) was on terms by which the counterparty cannot sell or repledge comprised £14,024m (2002: £16,854m) of debt securities and £290m (2002: £nil) of equity securities.

For the pledge of collateral to secure on-balance sheet liabilities see Note 41.

(t) Provisions for bad and doubtful debts
During 2003, there was a net write-back of £nil (2002: £2m write-back, 2001: £9m charge) in respect of credit losses on derivatives. None of the year end specific provisions related to credit losses on derivatives (2002: £nil).

During 2003, there was a net write-back of £14m (2002: £nil, 2001: £nil) of the general provision in the respect of off-balance sheet exposures (including derivatives). At 31st December 2003, £nil of the general provision (2002: £14m) was held in respect of off-balance sheet exposures (including derivatives).

The specific provision for contingent liabilities and commitments is £12m (2002: £14m).

(u) Guarantees
An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are:

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

Barclays PLC Annual Report 2003       187

Notes to the Accounts
For the Year Ended 31st December 2003

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(u) Guarantees (continued)
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

Other guarantees
This category includes the following types of contracts:

Performance guarantees – a guarantee given by the bank on behalf of a customer, undertaking to pay a certain sum if our customer has failed to carry out the terms or certain terms of the contract.

Advance payment guarantees – enables the beneficiary to demand repayment of an advance in funds in certain circumstances.

Tender guarantees – provided during a tender process to lend support to a customer’s commitment to a tender process.

Customs and Excise – guarantees provided to HM Customs and Excise to cover a customer’s liability, most commonly for import duties.

Retention guarantees – similar to advance payments but are used to secure early release of retained contract payments.

The following table provides the maturity analysis of guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collaterisation provisions.

	Less than	One to	Four to	Over
	one year	three years	five years	five years	Total
	£m	£m	£m	£m	£m
Financial guarantees	16,838	945	308	721	18,812
Standby letters of credit	3,951	805	865	163	5,784
Other guarantees	6,455	920	690	362	8,427

Credit card guarantees
Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £32,734m (2002: £29,208m). These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities given as part of acquisition and disposal activity
Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £4,000m (2002: £4,100m). No collateral or recourse to third parties is generally available.

Certain derivative contracts
In addition to the contracts described above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

Included in other provisions for liabilities and charges is £nil (2002: £4m) in respect of guarantees. The Group considers the amounts provided in the balance sheet represent a reasonable estimate of amounts actually anticipated to be paid under such arrangements.

(v) Total assets
The adjustments to total assets arising from the GAAP differences dealt with in the tables on page 172, and Notes (p) and (q) amounted to £3,677m (2002: £6,202m). Additional adjustments arise due to further differences in GAAP, as set out below.

In accordance with ARB No. 43, Barclays PLC shares shown for UK GAAP within Other assets in Note 23 have been netted against US GAAP shareholders’ equity.

61 Differences between UK GAAP and US GAAP accounting principles (continued)

(v) Total assets (continued)
Netting
Certain transactions have been netted in the UK as required under FRS 5. To the extent these arrangements do not satisfy the requirement of FIN 39 and FIN 41, total assets have been increased by £45,277m (2002: £43,216m).

	2003	2002
	£m	£m
Repurchase and reverse repurchase agreements	9,684	10,041
Securities lending and borrowing agreements	18,743	17,259
Receivables and payables in respect of unsettled trades	(6,030)	(2,420)
Cash collateral held against derivatives	7,964	5,750
Loans and deposits	14,916	12,586

Total	45,277	43,216

Gross assets and liabilities have been increased by £49,099m (2002: £36,541m) due to inclusion of certain BGI insurance products. The legal form of these products is similar to insurance contracts, which are accounted for in accordance with SFAS 97. Accordingly, the assets and liabilities associated with these products are recorded on the balance sheet.

The inclusion of acceptances resulted in an increase in total assets under US GAAP of £654m (2002: £2,588m).

(w) Profit and loss account presentation
There are certain differences in the presentation of the profit and loss account between UK GAAP and US GAAP. Profits or losses on disposal of Group undertakings (2003: £4m profit, 2002: £3m loss, 2001: £4m loss) would be classified as operating income or expense under US GAAP rather than being shown separately. Under US GAAP, net interest received (2003: £68m, 2002: £75m, 2001: £387m paid) relating to trading activities would be shown within net interest revenue, rather than included in dealing profits. Reconciling differences arising from associated undertakings (2003: £7m profit, 2002: £6m profit, 2001: £nil) would be included within a single component of net income.

(x) Changes in UK GAAP
During 2003, Barclays restated the 2002 shareholders’ funds under UK GAAP in respect of changes of accounting policy for the purchase and sales of own shares, as required by UITF 37, as described on page 105. The restatement had no impact on net income. There has been no effect on the reported US GAAP figures.

Shareholders’ funds

	Original		Restated
	reconciliation	Prior year	reconciliation
	item	adjustment	item
	£m	£m	£m
2002
Own shares	(59)	4	(55)

Total affected reconciling items	(59)	4	(55)

62 Consolidated statement of cash flows

Interest paid in the year, including amounts relating to trading activities, was £10,768m (2002: £10,167m, 2001: £13,319m).

For the purposes for the US GAAP cash flow, cash and cash equivalents are defined as short-term highly liquid investments which are readily convertible into known amounts of cash with original maturity of three months.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows presented on a US GAAP basis:

	2003	2002	2001
	£m	£m	£m
Net cash provided by operating activities	13,367	15,267	6,440
Net cash used in investing activities	(30,683)	(46,968)	(32,413)
Net cash provided by financing activities	16,846	34,977	36,223
Effect of exchange rate changes on cash and due from banks	750	990	143

Net increase/(decrease) in cash and cash equivalents	280	4,266	10,393
Cash and cash equivalents at beginning of year	50,238	45,972	35,579

Cash and cash equivalents at end of year	50,518	50,238	45,972

Barclays PLC Annual Report 2003      189

Notes to the Accounts
For the Year Ended 31st December 2003

63 Regulatory capital requirements

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes. The FSA regards the risk asset ratio calculation, originally developed by the Basel Committee, as a key supervisory tool and sets individual minimum ratio requirements for banks in the UK at or above the minimum of 8%. The concept of risk weighting and the basis for calculating eligible capital resources are described under capital ratios on page 88.

The following tables summarises capital resources and capital ratios, as defined for supervisory purposes:

Barclays PLC Group and Barclays Bank PLC Group

	Amount	Ratio
As at 31st December 2003	£m	%
Total net capital resources	24,223	12.8
Tier 1 capital resources	14,994	7.9

	Amount	Ratio
As at 31st December 2002	£m	%
Total net capital resources	22,191	12.8
Tier 1 capital resources	14,204	8.2

64 Significant Group concentration of credit risk

A concentration of credit risk is defined as existing when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Barclays has three significant concentrations of exposures to credit risk: to the UK economy, to home loans, and to banks and other financial institutions.

Credit exposure is concentrated in the UK where the majority of the Group’s activities are conducted. Gross credit exposure to borrowers on the banking book in the UK (based on the location of the office recording the transaction) was £143,809m at 31st December 2003 (2002: £135,900m). In the UK the Group’s collateral policy differs by line of business and product, but is broadly in line with UK market practice (see also below). It enters into netting agreements with counterparties in wholesale markets whenever practical and to the extent that such agreements are enforceable in law.

Lending in respect of home loans to customers in the UK and the rest of Europe totalled £72,159m at 31st December 2003 (2002: £64,679m). This represents 42% (2002: 40%) of the total banking book lending to customers. Elsewhere they were insignificant. As collateral, Barclays requires a first mortgage over the residential property for the acquisition of which the loan is made.

As an active participant in the international banking markets, the Group has significant credit exposure to banks and other financial institutions. In total, credit risk exposure to financial institutions at 31st December 2003 was estimated to have amounted to £87bn (2002: £87bn) of which £62bn (2002: £60bn) consisted of loans and advances to banks and £9bn (2002: £10bn) of mark to market balances in respect of derivatives. The remaining credit risk exposure is largely related to letters of credit and guarantees. The Group may require collateral before entering into exposure to a bank, depending on the nature of the product or type of exposure and the bank involved. The Group’s policy is to enter into netting agreements with other banks whenever possible and to the extent that such agreements are enforceable in law.

The concentrations of credit exposure described above are not proportionally related to credit loss. Some segments of the Group’s portfolio have and are expected to have proportionally higher credit charges in relation to the exposure than others. Moreover, the volatility of credit loss is different in different parts of the portfolio. Thus it is possible that comparatively large credit charges could arise in parts of the portfolio not mentioned above.

65 Ratio of earnings to fixed charges and preference share dividends

	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges
UK GAAP:
Excluding interest on deposits	1.55	1.50	1.40	1.49	1.48
Including interest on deposits	1.35	1.31	1.26	1.29	1.29
US GAAP:
Excluding interest on deposits	1.36	1.58	1.47	1.49	1.42
Including interest on deposits	1.23	1.36	1.30	1.29	1.26
Ratio of earnings to combined fixed charges, preference share dividends and payments made in respect of Reserve Capital Instruments (RCIs)
UK GAAP:
Excluding interest on deposits	1.55	1.50	1.40	1.48	1.47
Including interest on deposits	1.35	1.31	1.26	1.29	1.29
US GAAP:
Excluding interest on deposits	1.34	1.55	1.45	1.47	1.41
Including interest on deposits	1.22	1.35	1.29	1.28	1.25

Barclays PLC Annual Report 2003      191

SEC Form 20-F Cross Reference and Other Information

SEC Form 20-F Cross Reference and Other Information

Form 20-F item number	Page reference in this document where reference is to a captioned section or note that is contained on more than one page, page numbers refers to the initial page of that section or note.

1	Identity of Directors, Senior Management
	and Advisors
	Not applicable

2	Offer Statistics and Expected Timetable
	Not applicable

3	Key Information
	Risk factors	98
	Currency of presentation	193
	Selected financial data	62/195/204
	Dividends	206

4	Information on the Company
	Presentation of information	24
	Glossary	194
	Business description	64
	Economic and monetary union	96
	Supervision and regulation	96
	Note 21 Tangible fixed assets	127
	Note 42 Future rental commitments
	under operating leases	139
	Note 43 Principal subsidiary undertakings	139
	Note 59 Segmental analysis	158

5	Operating and Financial Review and Prospects
	Financial Review	70
	International Financial Reporting Standards	96

6	Directors, Senior Management and Employees
	Administrative expenses – staff costs	75
	Directors and Officers	2
	Directors’ report	5
	Corporate governance report	7
	Barclays report on remuneration	11
	Audit and Accountability	23
	Note 3 Administrative expenses – staff costs	114
	Note 4 Pensions, post-retirement benefits,
	and other staff costs	115
	Note 54 Related party transactions	155
	Note 55 Directors' and officers' emoluments
	and other benefits	156
	Note 56 Directors' and officers' shareholding
	and options	156
	Note 57 Contracts with Directors and
	connected persons and with managers	157

7	Major Shareholders and Related Party
	Transactions
	Presentation of information	24
	Directors’ report	5
	Note 54 Related party transactions	155
	Trading market for ordinary shares
	of Barclays PLC	207

8	Financial Information
	Note 11 Dividends – Barclays PLC	119
	Note 47 Legal proceedings	152
	Post balance sheet events
	Not applicable

Form 20-F item number	Page reference in this document where reference is to a captioned section or note that is contained on more than one page, page numbers refers to the initial page of that section or note.

9	The Offer and Listing
	Trading market for ordinary shares
	of Barclays PLC	207

10	Additional Information
	Memorandum and Articles of Association	209
	Taxation	210
	Exchange controls and other
	limitations affecting security holders	212
	Documents on display	212

11	Quantitative and qualitative disclosure
	about market risk
	Risk management and control – overview	25
	Credit risk management	29
	Analysis of loans and advances	31
	Provisions for bad and doubtful debts	41
	Potential credit risk lendings	39
	Loans and advances in non-local currencies
	and to countries receiving IMF support	37
	Market risk management	48
	Derivatives	53
	Treasury asset and liability management	54
	Note 45 Derivatives and
	other financial instruments	141

12	Description of Securities Other
	than Equity Securities
	Not applicable

13	Defaults, Dividends Arrearages
	and Delinquencies
	Not applicable

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds
	Not applicable

15	Controls and Procedures
	Disclosure controls and procedures	23

16A	Audit Committee Financial Expert	9

16B	Code of Ethics	9

16C	Principal Accountant Fees and Services	117

17	Financial Statements
	Not applicable

18	Financial Statements
	US audit report	100
	Accounting policies	101
	Consolidated accounts Barclays PLC	107
	except page 113
	Notes to accounts of Barclays PLC	114
	Consolidated accounts Barclays Bank PLC	195
	Notes to consolidated accounts
	of Barclays Bank PLC	201

19	Exhibits

SEC Form 20-F Cross Reference and Other Information
Currency of Presentation

Currency of Presentation

In this report, unless otherwise specified, all amounts are expressed in pounds Sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in pounds Sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate), were:

	(US Dollars per pound Sterling)
	2004		2003
	February	January	December	November	October	September
High	1.90	1.85	1.78	1.72	1.70	1.67
Low	1.82	1.79	1.72	1.67	1.66	1.57

For the years indicated, the average of the noon buying rates on the last day of each month were:

	(US Dollars per pound Sterling)
	2003	2002	2001	2000	1999
Average	1.64	1.61	1.45	1.51	1.62

On 26th February 2004, the noon buying rate was US$1.86 per pound Sterling. No representation is made that pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at that rate or at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Barclays PLC Annual Report 2003       193

SEC Form 20-F Cross Reference and Other Information
Glossary

Glossary

Term used in Annual report	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Attributable profit	Net income

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Fees and commissions receivable	Fee and commission income

Fees and commissions payable	Fee and commission expense

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Loans and advances	Lendings

Loan capital	Long-term debt

Net asset value	Book value

Profit	Income

Profit and loss account	Income statement

Profit and loss account reserve	Retained earnings

Provisions	Allowances

Revaluation reserve	No direct US equivalent. Represents the increase in the valuation of certain assets as compared with historical cost

Share capital	Ordinary shares, capital stock or common stock issued
and fully paid

Shareholders’ funds	Shareholders' equity

Share premium account	Additional paid-up capital or paid-in surplus
(not distributable)

Shares in issue	Shares outstanding

Tangible fixed assets	Property and equipment

Write-offs	Charge-offs

Barclays Bank PLC Data

Consolidated Profit and Loss Account

Consolidated profit and loss account
For the year ended 31st December 2003

			2003	2002	2001
	Note		£m	£m	£m
Interest receivable:
Interest receivable and similar income arising from debt securities			2,384	2,030	2,383
Other interest receivable and similar income			10,043	10,014	11,075

			12,427	12,044	13,458
Interest payable			(5,823)	(5,839)	(7,492)

Net interest income			6,604	6,205	5,966
Fees and commissions receivable			4,896	4,454	4,202
Less: fees and commissions payable			(633)	(529)	(465)
Dealing profits	1		1,054	833	1,011
Other operating income	2		490	364	428

Operating income			12,411	11,327	11,142

Administrative expenses – staff costs	(a	)	(4,295)	(3,757)	(3,716)
Administrative expenses – other	5		(2,404)	(2,312)	(2,303)
Depreciation	6		(289)	(303)	(308)
Goodwill amortisation			(265)	(254)	(229)

Operating expenses			(7,253)	(6,626)	(6,556)

Operating profit before provisions			5,158	4,701	4,586

Provisions for bad and doubtful debts	16		(1,347)	(1,484)	(1,149)
Provisions for contingent liabilities and commitments	7		1	(1)	(1)

Provisions			(1,346)	(1,485)	(1,150)

Operating profit			3,812	3,216	3,436
Profit/(loss) from joint ventures			1	(5)	(1)
Profit/(loss) from associated undertakings			28	(5)	(8)
Profit/(loss) on disposal/termination of Group undertakings	8		4	(3)	(4)

Profit on ordinary activities before tax			3,845	3,203	3,423
Tax on profit on ordinary activities	9		(1,076)	(955)	(943)

Profit on ordinary activities after tax			2,769	2,248	2,480
Minority interests – equity	10		(25)	(20)	(31)

Profit for the financial year attributable to the members of Barclays Bank PLC			2,744	2,228	2,449
Dividends payable to Barclays PLC	(c	)	(1,580)	(1,798)	(1,317)
Dividends payable to preference shareholders	(c	)	–	–	(5)

Profit retained for the financial year			1,164	430	1,127

The Note numbers refer to the Notes on pages 114 to 191, whereas the Note letters refer to those on pages 201 to 202.

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on an historical cost basis.

The consolidated profit and loss account of Barclays Bank PLC for the year ended 31st December 2003, contains a charge of £nil (2002: £2m, 2001: £2m) within staff costs that is debited directly to reserves in the consolidated accounts of Barclays PLC. The amounts in respect of administration expenses – staff costs, other staff costs, and all related profit and loss items, including profit retained for the financial year on pages 70 to 95 are for Barclays PLC. These amounts should be debited by £nil to reflect those for Barclays Bank PLC (2002: £2m, 2001: £2m).

Barclays PLC Annual Report 2003      195

Barclays Bank PLC Data
Statement of Total Recognised Gains and Losses

Statement of total recognised gains and losses
For the year ended 31st December 2003

	2003	2002	2001
	£m	£m	£m
Profit for the financial year attributable to the members of Barclays Bank PLC	2,744	2,228	2,449
Exchange rate translation differences	(4)	(61)	10
(Loss)/gain arising from transactions with third parties	(4)	206	–
Other items	(3)	8	(24)
Joint ventures and associated undertakings	(22)	2	(15)

Total recognised gains relating to the period	2,711	2,383	2,420

Barclays Bank PLC Data
Consolidated Balance Sheet

Consolidated balance sheet
As at 31st December 2003

		2003		2002
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks			1,726		2,032
Items in course of collection from other banks			2,006		2,335
Treasury bills and other eligible bills	13		7,177		7,645

Loans and advances to banks – banking		17,254		15,369
Loans and advances to banks – trading		44,670		42,805

	14		61,924		58,174

Loans and advances to customers – banking		167,858		157,222
Loans and advances to customers – trading		58,961		45,176

	15		226,819		202,398
Debt securities	17		97,393		94,229
Equity shares	18		7,871		3,133

Interests in joint ventures – share of gross assets		266		242
Interests in joint ventures – share of gross liabilities		(208)		(184)

	19		58		58
Interests in associated undertakings	19		370		397
Intangible fixed assets	20		4,406		3,934
Tangible fixed assets	21		1,790		1,626
Other assets	23		19,835		16,839
Prepayments and accrued income	25		3,921		2,982

			435,296		395,782
Retail life-fund assets attributable to policyholders	24		8,077		7,284

Total assets			443,373		403,066

The Note numbers refer to the Notes on pages 114 to 191.

Equity shares and shareholders’ funds for Barclays Bank PLC differ from Barclays PLC by £12m (2002: £4m). As a result related balances in Note 18, Note 40, Note 45 and Note 59 differ for Barclays Bank PLC by the same amounts.

Barclays PLC Annual Report 2003      197

Barclays Bank PLC Data
Consolidated Balance Sheet

Consolidated balance sheet
As at 31st December 2003

			2003		2002
	Note		£m	£m	£m	£m
Liabilities

Deposits by banks – banking			57,641		48,751
Deposits by banks – trading			36,451		38,683

	26			94,092		87,434

Customer accounts – banking			155,814		144,078
Customer accounts – trading			29,054		27,420

	27			184,868		171,498
Debt securities in issue	28			49,569		45,885
Items in course of collection due to other banks				1,286		1,416
Other liabilities	29			69,497		56,564
Balances due to Barclays PLC				879		788
Accruals and deferred income	30			4,983		4,352
Provisions for liabilities and charges – deferred tax	31			646		461
Provisions for liabilities and charges – other	32			369		486
Subordinated liabilities:

Undated loan capital – convertible to preference shares			–		310
– non-convertible	33		6,310		6,368

	33			6,310		6,678

Dated loan capital – convertible to preference shares			17		11
– non-convertible	34		6,012		4,848

	34			6,029		4,859

				418,528		380,421

Minority and other interests and shareholders’ funds Minority interests – equity				283		156
Called up share capital	(b	)	2,302		2,293
Share premium account			5,743		5,603
Revaluation reserve			24		24
Profit and loss account			8,416		7,285
Shareholders’ funds – equity				16,485		15,205

				16,768		15,361

				435,296		395,782
Retail life-fund liabilities to policyholders	24			8,077		7,284

Total liabilities and shareholders’ funds				443,373		403,066

			2003		2002
	Note			£m		£m
Memorandum items	44
Contingent liabilities:
Acceptances and endorsements				671		2,589
Guarantees and assets pledged as collateral security				24,596		16,043
Other contingent liabilities				8,427		7,914

				33,694		26,546

Commitments – standby facilities, credit lines and other				114,847		101,378

The Note numbers refer to the Notes on pages 114 to 191, whereas the Note letters refer to those on pages 201 to 202.

Equity shares and shareholders’ funds for Barclays Bank PLC differ from Barclays PLC by £12m (2002:£4m). As a result related balances in Note 18, Note 40, Note 45 and Note 59 differ for Barclays Bank PLC by the same amounts.

Barclays Bank PLC Data
Consolidated Statement of Changes in Reserves

Consolidated statement of changes in reserves
As at 31st December 2003

	2003	2002	2001
	£m	£m	£m
Share premium account
At beginning of year	5,603	5,475	5,269
Premium arising on shares issued	140	128	199
Exchange rate translation differences		–	7

At end of year	5,743	5,603	5,475

Revaluation reserve
At beginning of year	24	30	35
Exchange rate translation differences	2	–	(1)
Released on transaction with third parties	(2)	(6)	–
Other items	–	–	(4)

At end of year	24	24	30

Profit and loss account
At beginning of year	7,285	6,694	5,746
Profit retained	1,164	430	1,127
Redemption of preference shares	–	–	(148)
Exchange rate translation differences	(31)	(61)	4
Goodwill written-back on disposals	–	10	–
(Loss)/gain arising from transaction with third parties	(4)	212	–
Other items	2	–	(35)

At end of year	8,416	7,285	6,694

Total reserves	14,183	12,912	12,199

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2003 totalled £925m (2002: £1,038m, 2001: £1,149m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Accumulated exchange rate translation differences are £520m debit (2002: £491m debit, 2001: £430m debit).

Goodwill amounting to £205m (2002: £205m, 2001: £215m) has been charged directly against reserves in the current and prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

Barclays PLC Annual Report 2003       199

Barclays Bank PLC Data
Consolidated Cash Flow Statement

Consolidated cash flow statement
For the year ended 31st December 2003

			2003		2002		2001
	Note		£m	£m	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(d	)		(2,379)		6,803		3,224
Dividends received from joint ventures and associated undertakings				7		1		3
Returns on investments and servicing of finance:
Interest paid on loan capital and other subordinated liabilities			(606)		(607)		(598)
Preference dividends paid			–		–		(5)
Dividends paid to minority shareholders			(14)		(23)		(17)
Net cash outflow from returns on investment and servicing of finance				(620)		(630)		(620)
Tax paid				(910)		(828)		(1,004)
Capital expenditure and financial investment:
Capital expenditure			(310)		(301)		(351)
Sale of property and equipment			97		289		152
Purchase of investment securities			(36,886)		(28,128)		(20,173)
Redemption of investment securities			17,137		10,247		5,704
Sale of investment securities			21,394		11,137		13,338
Net cash inflow/(outflow) from capital expenditure and financial investment				1,432		(6,756)		(1,330)
Acquisitions and disposals:
Net cash outflow from formation of FirstCaribbean International Bank Ltd	49		–		(160)		–
Acquisition of subsidiary undertakings	52		(985)		(451)		(36)
Sale of Group undertakings	49		39		(1)		42
Sale of other Group undertakings			16		–		–
Net cash (outflow)/inflow from acquisitions and disposals				(930)		(612)		6
Equity dividend paid				(1,400)		(1,796)		(1,254)

Net cash outflow before financing				(4,800)		(3,818)		(975)
Financing:	(e	)
Issue of loan capital and other subordinated liabilities (net of expenses)			1,926		2,173		3,019
Redemption/repurchase of loan capital and other subordinated liabilities			(974)		(376)		(715)
Non-recourse financing			3,262		644		607
Issue of ordinary shares			149		135		210
Redemption of preference shares			–		–		(148)
Issue of shares to minority interests			65		35		–
Net cash inflow from financing				4,428		2,611		2,973

(Decrease)/Increase in cash	51			(372)		(1,207)		1,998

The Note numbers refer to the Notes on pages 114 to 191, whereas the Note letters refer to those on pages 201 to 202.

Barclays Bank PLC Data
Notes to the Accounts

(a) Administrative expenses – staff costs

	2003	2002	2001
	£m	£m	£m
Salaries and accrued incentive payments	3,441	3,159	3,149
Social security costs	278	240	243
Pension costs	180	(27)	(17)
Post-retirement health care	19	15	–
Other staff costs	377	370	341

	4,295	3,757	3,716

(b) Called up share capital

Ordinary shares
The authorised ordinary share capital of the Bank, as at 31st December 2003, was 3,000m (2002: 3,000m) ordinary shares of £1 each.

	2003	2002
	£m	£m
Called up share capital, allotted and fully paid At beginning of year	2,293	2,286
Issued for cash	9	7

At end of year	2,302	2,293

Preference shares
The authorised preference share capital of the Bank is 150m (2002: 150m) shares of US$0.01 each. There are no preference shares outstanding as at 31st December 2003 (2002: nil).

(c) Dividends

	2003	2002	2001
	£m	£m	£m
On ordinary shares
Interim dividends	697	1,010	635
Final interim dividend	883	788	682

	1,580	1,798	1,317

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and, in 2003, to fund the repurchase by Barclays PLC of ordinary share capital at a total cost of £204m (2002: total cost of £546m), and to fund contributions of £36m (2002: £46m) made by Barclays PLC to the QUEST (see page 111) to enable the purchase of new Barclays PLC ordinary shares on the exercise of options under the SAYE Share Option Scheme.

Series D1 and Series D2 preference shares were redeemed on 29th March 2001. Dividends paid in respect of these preference shares were US$7m (£5m) in 2001.

(d) Reconciliation of operating profit to net cash flow from operating activities

	2003	2002	2001
	£m	£m	£m
Net cash (outflow)/inflow from operating activities of Barclays PLC (see Note 48)	(2,290)	6,747	3,192
(Decrease)/increase in balance due by Barclays Bank PLC to Barclays PLC	(89)	56	32

Net cash (outflow)/inflow from operating activities of Barclays Bank PLC	(2,379)	6,803	3,224

The detailed movements disclosed in Note 48 differ for Barclays Bank PLC in the following respects; net increase in debt securities and equity shares by £8m (2002: £4m) and other non-cash movements by £(8)m (2002: £(4)m).

Barclays PLC Annual Report 2003       201

Barclays Bank PLC Data
Notes to the Accounts

(e) Changes in financing during the year

	Non-	Undated	Dated
	recourse	loan	loan	Ordinary	Share	Minority
	financing	capital	capital	shares	premium	interests
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC
At beginning of year	1,251	6,678	4,859	2,293	5,603	156
Exchange rate and other movements	–	(177)	27	–	–	62
Net cash inflow from financing	3,262	(191)	1,143	9	140	65

At end of year	4,513	6,310	6,029	2,302	5,743	283

(f) Segmental analysis

	2003		2002		2001
	£m	%	£m	%	£m	%
By geographical segments(a)
Attributable profit
UK	1,992	73	2,023	90	1,925	79
Other European Union	441	16	284	13	347	14
United States	179	6	(161)	(7)	48	2
Rest of the World	132	5	82	4	129	5

	2,744	100	2,228	100	2,449	100

Note
(a)	For the basis of the geographical analysis, see Analyses by geographical segments and classes of business on page 106.

(g) Differences between UK and US accounting principles – Barclays Bank PLC

The following table summarises the significant adjustments to consolidated attributable profit (net income under US GAAP) and shareholders’ funds (shareholders’ equity under US GAAP) which would result from the application of US GAAP instead of UK GAAP.

	2003	2002	2001
	£m	£m	£m
Net income (US GAAP) of Barclays PLC Group (from page 172)	1,740	2,476	2,695
Preference share dividends and other appropriations of Barclays Bank PLC	102	104	102
Share compensation charge in Barclays Bank PLC shown as reserve movement in Barclays PLC	–	(2)	(2)

Net income (US GAAP) of Barclays Bank PLC Group	1,842	2,578	2,795

			2003	2002
	Note		£m	£m
Shareholders’ funds (UK GAAP) of Barclays Bank PLC Group			16,485	15,205
Goodwill	(a	)	570	298
Intangible assets	(b	)	(315)	(140)
Pensions	(c	)	(1,013)	(848)
Post-retirement benefits	(c	)	(23)	(50)
Leasing – lessor			(145)	(166)
Compensation arrangements	(e	)	(1)	–
Shareholders’ interest in the long-term assurance fund	(f	)	(555)	(549)
Provisions for restructuring of business	(l	)	–	16
Extinguishment of liabilities			(294)	(159)
Revaluation of property	(i	)	(224)	(241)
Internal use software	(m	)	67	81
Derivatives	(o	)	341	1,273
Fair value on securities	(h	)	876	515
Dividend payable			883	788
Loan origination fees			(23)	91
Fair value amortisation credit	(r	)	25	17
Securitisations	(q	)	130	–
Guarantees	(u	)	(8)	–
Reserve Capital Instruments			1,705	1,771
Tax effect on the above UK/US GAAP reconciling items			165	(56)

Shareholders’ equity (US GAAP) of Barclays Bank PLC Group			18,646	17,846

The Notes refer to those parts of Note 61 on pages 173 to 189.

Barclays Bank PLC Data
Financial Data

		2003	2002	2001	2000	1999
	Selected financial statistics	%	%	%	%	%
	Attributable profit as a percentage of:
	average total assets(a)	0.6	0.5	0.6	0.8	0.7
	average shareholders’ funds	16.9	14.7	17.3	24.6	21.2
	Average shareholders’ funds as a percentage of average total assets(a)	3.3	3.5	3.7	3.3	3.5

	Selected profit and loss account data	£m	£m	£m	£m	£m

	Interest receivable	12,427	12,044	13,458	11,788	9,320
	Interest payable	(5,823)	(5,839)	(7,492)	(6,682)	(4,696)
	Profit on redemption/repurchase of loan capital	–	–	–	2	3
	Non-interest income	5,807	5,122	5,176	4,386	3,769
	Operating expenses	(7,253)	(6,626)	(6,556)	(5,492)	(5,144)
Provisions	– bad and doubtful debts	(1,347)	(1,484)	(1,149)	(817)	(621)
	– contingent liabilities and commitments	1	(1)	(1)	1	(1)
	Profit/(loss) from joint ventures	1	(5)	(1)	(1)	(1)
	Profit/(loss) from associated undertakings	28	(5)	(8)	(7)	(13)
	Loss on sale or restructure of BZW businesses	–	–	–	–	(30)
	Profit/(loss) on disposal/termination of other Group undertakings	4	(3)	(4)	214	(108)
	Profit before tax	3,845	3,203	3,423	3,392	2,478
	Attributable profit	2,744	2,228	2,449	2,469	1,799

	Selected balance sheet data	£m	£m	£m	£m	£m

	Shareholders’ funds	16,485	15,205	14,485	13,183	8,493
	Dated and undated loan capital	12,339	11,537	9,987	7,720	4,597
	Deposits by banks, customer accounts, debt securities in issue and items in course of collection	329,815	304,817	273,073	240,607	191,781
	Loans and advances to banks and customers	288,743	260,572	228,382	198,536	156,194
	Total assets	443,373	403,066	356,612	316,186	254,830

Note
(a)	For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

Barclays PLC Annual Report 2003       203

US GAAP Financial Data

US GAAP Financial Data

The following financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from accounting principles generally accepted in the US (US GAAP). See Note 61 for an explanation of these differences.

Selected financial statistics

	2003	(a)	2003	2002	2001	2000	1999
	¢		p	p	p	p	p
Barclays PLC Group
Earnings per 25p ordinary share	47.7		26.8	37.4	40.5	36.3	28.3
Dividends per 25p ordinary share	34.0		19.1	17.3	15.3	13.1	11.3
Book value per 25p ordinary share	463		260	242	246	196	138

			%	%	%	%	%
Net income as a percentage of:
average total assets			0.33	0.52	0.60	0.62	0.62
average shareholders’ equity			10.57	16.57	19.00	22.72	20.82
Dividends as a percentage of net income			71.49	44.67	37.63	35.49	39.88
Average shareholders’ equity as a percentage of average total assets			3.16	3.12	3.16	2.75	2.96

Barclays Bank PLC Group
Net income as a percentage of:
average total assets			0.35	0.54	0.62	0.64	0.63
average shareholders’ equity			10.08	15.60	17.73	21.37	20.43
Average shareholders’ equity as a percentage of average total assets			3.50	3.44	3.52	3.00	3.06

Selected financial statement data

	2003	(a)	2003	2002	2001	2000	1999
	$m		£m	£m	£m	£m	£m
Net income:(b)
Barclays PLC Group	3,097		1,740	2,476	2,695	2,195	1,695
Barclays Bank PLC Group	3,279		1,842	2,578	2,795	2,252	1,723
Shareholders’ equity:(b)
Barclays PLC Group	29,957		16,830	16,015	14,813	13,029	8,262
Barclays Bank PLC Group	33,190		18,646	17,846	16,645	14,513	8,537
Total assets:(b)
Barclays PLC Group	964,705		541,969	491,466	413,580	368,980	277,868
Barclays Bank PLC Group	964,902		542,080	491,586	413,586	368,985	277,873

Notes
(a)	The Dollar financial information has been translated for convenience at the rate of US$1.78 to £1, the noon buying rate for cable transfers in New York City, payable in pounds Sterling, at 31st December 2003.

(b)	Net income and shareholders’ equity have been adjusted to reflect significant differences between UK and US GAAP, as shown on pages 172 and 202 to the accounts. Total assets have been adjusted to reflect such differences together with adjustments set out in footnotes (t) and (x) to Note 61.

Reconciliation of Economic Profit

Reconciliation of economic profit

Economic profit for 2003 was £1.4bn, which, added to the £3.9bn generated between 2000-2002 inclusive, delivered a cumulative total of £5.3bn for the 2000-2003 goal period.

The 2000-2003 breakdown of economic profit performance is shown below and its reconciliation to profit after tax and minority interests.

	2003	2002	2001	2000
	£m	£m	£m	£m

Profit after tax and minority interests	2,744	2,230	2,446	2,445
Goodwill amortisation	265	254	229	51
Tax credit on goodwill	(7)	(5)	(5)	–
Goodwill relating to associated undertakings	7	1	–	–
Goodwill on disposals	–	10	–	–
Profit after tax and minority interests excluding goodwill amortisation	3,009	2,490	2,670	2,496
(Loss)/gain on disposal recognised in the statement of total recognised gains and losses	(4)	206	–	–

	3,005	2,696	2,670	2,496
Average shareholders’ funds including average historical goodwill	17,135	15,812	14,528	10,118
Post-tax cost of equity	9.5%	9.5%	10.5%	11.0%
Cost of average shareholders’ funds including average historical goodwill	(1,585)	(1,459)	(1,443)	(1,094)

Economic profit	1,420	1,237	1,227	1,402

The difference between the average shareholders’ funds (excluding minority interests) and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.

The cost of average shareholders’ funds includes a charge for purchased goodwill. A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% (2002: 9.5%, 2001: 10.5%, 2000: 11.0%) has been used for all other goodwill.

Barclays PLC Annual Report 2003       205

Shareholder Information

Shareholder Information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2003	2002	2001	2000	1999
Interim	7.050	6.350	5.750	5.000	4.375
Final	13.450	12.000	10.875	9.500	8.125

	20.500	18.350	16.625	14.500	12.500

US Dollars per 25p ordinary share

	2003	2002	2001	2000	1999
Interim	0.12	0.10	0.08	0.07	0.07
Final	0.25	0.19	0.16	0.13	0.12

	0.37	0.29	0.24	0.20	0.19

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, but including the UK imputed tax credit for dividends paid before 6th April 1999 (see Taxation of US holders (page 211)) are as follows.

US Dollars per American Depositary Share

	2003	2002	2001	2000	1999
Interim	0.48	0.40	0.34	0.29	0.29
Final	1.00	0.76	0.64	0.54	0.51

	1.48	1.16	0.98	0.83	0.80

Dividends expressed in Dollars are translated at the noon buying rates in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) for the days on which dividends are paid, except for the 2003 final dividend, payable in the UK on 30th April 2004, which is translated at noon buying rate applicable on 26th February 2004, the latest practical date for inclusion in this report. No representation is made that pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading Market for Ordinary Shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 9,996,000,000 ordinary shares of 25p each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2003, 6,562,731,310 25p ordinary shares and 875,000 staff shares were outstanding.

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1st August 1986 and the New York Stock Exchange (NYSE) with effect from 9th September 1986.

Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four 25p ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is The Bank of New York. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 229 ADR holders and 890 recorded holders of ordinary shares with US addresses at 31st December 2003, whose shareholdings represented approximately 1.71% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales prices for the ordinary shares of 25p during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale prices for ADSs as reported on the NYSE composite tape.

From 29th January 2001, decimal pricing was introduced for trading on the NYSE.

			American
	25p ordinary shares		Depositary Shares
	High	Low	High	Low
	p	p	US$	US$
2003
By month:
December	513	476	36.57	33.50
November	512	486	35.99	33.04
October	527	485	36.15	32.04
September	503	460	33.24	29.10
August	492	436	32.05	28.28
July	468	438	31.20	28.60

By quarter:
Fourth quarter	527	476	36.57	32.04
Third quarter	503	436	33.24	28.28
Second quarter	475	373	32.37	23.34
First quarter	397	311	25.87	20.30

2002
Fourth quarter	478	370	30.42	23.55
Third quarter	558	355	34.48	21.37
Second quarter	624	521	38.00	30.83
First quarter	576	516	34.00	29.67

2003	527	311	36.57	20.30
2002	624	355	38.00	21.37
2001	582	379	34.12	22.25
2000	528	334	32.19	22.72
1999	502	322	32.18	22.71

The high and low prices for 25p ordinary shares and American depositary shares in January 2004 were 536p and 495p and US$39.43 and US$36.20 respectively.

This section incorporates information on the prices at which securities of Barclays PLC and Barclays Bank PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Barclays PLC Annual Report 2003      207

Shareholder Information

Shareholdings at 31st December 2003(a)

				Shares held
	Shareholders			as a
				percentage
		Percentage	Number of	of issued
		of total	shares held	ordinary
	Number	holders	(millions)	shares
Classification of shareholders
Personal holders	855,595	97.61	797.1	12.15
Banks and nominees	18,591	2.12	5,537.1	84.37
Other companies	2,217	0.25	153.8	2.34
Insurance companies	21	0.01	45.7	0.70
Pensions funds	44	0.01	29.0	0.44

Totals	876,468	100.00	6,562.7	100.00

Shareholding range
1 – 100	26,331	3.00	1.3	0.02
101 – 250	352,197	40.18	75.0	1.14
251 – 500	244,676	27.92	86.6	1.32
501 – 1,000	117,502	13.41	82.0	1.25
1,001 – 5,000	100,874	11.51	203.5	3.10
5,001 – 10,000	18,025	2.06	127.1	1.94
10,001 – 25,000	11,307	1.29	171.2	2.61
25,001 – 50,000	2,855	0.33	97.9	1.49
50,001 and over	2,701	0.30	5,718.1	87.13

Totals	876,468	100.00	6,562.7	100.00

United States holdings	890	0.10	1.1	0.01

Note
(a)	These figures include Barclays Sharestore members.

Memorandum and
Articles of Association

The Company was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was re-registered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was re-registered as Barclays PLC on 1st January 1985.

The objects of the Company are set out in full in clause 4 of its Memorandum of Association which provides, among other things, that the Company’s objects are to carry on the business of an investment and holding company in all respects.

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

(vii) concerning any superannuation fund or retirement, death or disability benefits scheme or employees’ share scheme, so long as any such fund or scheme does not give additional advantages to the Directors which are not granted to the employees who are in the fund or scheme; and

(viii) concerning any other arrangement for the benefit of employees of the Company or any other member of the Group under which the Director benefits in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

A Director may not vote or be counted in the quorum on any resolution which concerns his own employment with the Company or any other company in which the Company is interested.

The Directors may exercise all the powers of the Company to borrow money.

A Director must retire from office at the conclusion of the first annual general meeting after he reaches the age of 70. He is however, eligible to stand for re-election at that meeting.

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

(a) Dividends
Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Directors. The Directors may pay interim or final dividends if it appears they are justified by the Company’s financial position.

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

If any sum remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share unless the Board otherwise determines.

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

Barclays PLC Annual Report 2003       209

Shareholder Information

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

In the case of an annual general meeting or a meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must specify the place, the date and the hour of the meeting, and the general nature of the business to be transacted.

Subject as noted in (b) above, all shareholders are entitled to attend and vote at general meetings. The articles of association do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case some shareholders may be excluded from the specified place.

Limitations on foreign shareholders
There are no limitations imposed by English law or the Company’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares other than the limitations that would generally apply to all of the Company’s shareholders.

Taxation

The following is a summary of the principal tax consequences for holders of ordinary shares of Barclays PLC, preference shares of the Bank, ADSs representing such ordinary shares or preference shares, who are citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders subject to special rules or holders that, directly or indirectly, hold 10% or more of Barclays voting stock. Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Old Treaty and/or the New Treaty, as defined below.

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 12th February 2004 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s UK Budget on the 17th March 2004. This section is also based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the Code), and on the Double Taxation Convention between the UK and the US as entered into force in 1980 (the Old Treaty) and the Double Taxation Convention between the UK and the US that was ratified in March 2003 (the New Treaty), all of which are subject to change, possibly on a retroactive basis.

Generally, the New Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after 1st May 2003. Other provisions of the New Treaty, however, took effect for UK tax purposes for individuals on 6th April 2003 (1st April 2003 for UK companies) and took effect for US federal income tax purposes on 1st January 2004. The rules of the Old Treaty remain applicable until these effective dates. A taxpayer may in any case elect to have the Old Treaty apply in its entirety for a period of 12 months after the applicable effective dates of the New Treaty.

This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Old Treaty, the New Treaty, the estate and gift tax convention (the Estate Tax Convention) and for the purposes of the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying ordinary shares or preference shares, as the case may be. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax, as described below.

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

Taxation of shares under the Dividend Reinvestment Plan
Where a shareholder elects to purchase shares using their cash dividend, the individual will be liable for income tax on dividends reinvested in the Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their annual tax return in the normal way. The tax consequences for a UK individual are the same as described in ‘Taxation of dividends’ above.

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

Taxation of US holders
Taxation of dividends
A US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning after 31st December 2002 and before 1st January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. On 19th February 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative ‘technical correction’ would change the minimum required holding period, retroactive to 1st January 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Barclays with respect to the shares or ADSs will generally be qualified dividend income.

Under the Old Treaty, a US holder entitled to its benefits is entitled to a tax credit from the UK Inland Revenue equal to the amount of the tax credit available to a shareholder resident in the United Kingdom (i.e. one-ninth of the dividend received), but the amount of the dividend plus the amount of the refund are also subject to withholding in an amount equal to the amount of the tax credit. A US holder that is eligible for the benefits of the Old Treaty may include in the gross amount of the dividend the UK tax deemed withheld from the dividend payment pursuant to the Old Treaty. Subject to certain limitations, the UK tax withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US federal income tax liability, provided the US holder is eligible for the benefits of the Old Treaty and has properly filed Internal Revenue Form 8833. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Under the New Treaty, a US holder will not be entitled to a UK tax credit, but will also not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes only the amount of the dividend actually received from Barclays, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US, and will generally be ‘passive income’ or ‘financial services income,’ which is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

The amount of the dividend distribution will be the US Dollar value of the pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US.

Barclays PLC Annual Report 2003       211

Shareholder Information

Distributions in excess of Barclays current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Taxation of capital gains
Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Capital gain of a non-corporate US holder that is recognised on or after 6th May 2003 and before 1st January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year.

Taxation of premium on redemption or purchase of shares
No refund of tax will be available under the Old Treaty or the New Treaty in respect of any premium paid on a redemption of preference shares by the Bank or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

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

Documents on Display

It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s public reference room located at 450 5th Street, NW, Washington, DC20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.

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
The Causeway
Worthing
BN99 6DA
Tel: 0870 609 4535
E-mail: questions@share-registers.co.uk

ADR Depositary:
The Bank of New York
PO Box 11258
Church Street Station
New York
NY 10286-1258
Tel: 1-888-BNY-ADRS (toll-free for US domestic callers)
or 610 312 5315
E-mail: shareowner-svcs@bankofny.com

Group Senior Management and Principal Offices

Group Senior
Management and
Principal Offices

Barclays Bank PLC
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

Sir Peter Middleton GCB Chairman
Matthew Barrett Group Chief Executive
John Varley Group Deputy Chief Executive

Group Executive Committee
Matthew Barrett Group Chief Executive
John Varley Group Deputy Chief Executive
Roger Davis Chief Executive, UK Banking
Bob Diamond Chief Executive, Wholesale & Institutional
Gary Dibb Group Chief Administrative Officer
Gary Hoffman Chief Executive, Barclaycard
Naguib Kheraj G roup Finance Director
Chris Lendrum Vice-Chairman and Group Executive Director
Robert Nimmo Group Risk Director
David Roberts Chief Executive, Private Clients & International
David Weymouth Chief Information Officer

Group Central Functions
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

Allan Barr Director, Barclays Solutions
Graham Brammer Group Property Services Director
Toby Broome Director, Service and Supplier Management
Leigh Bruce Group Communications Director
Mark Carawan Director, Group Internal Audit
John Charters Group Non-Financial Risk Director
John Cotton Canary Wharf Programme Director
Mike Davis Director of Public Policy
Colette Delaney-Smith Chief Operating Officer, Group Risk

Gary Dibb Group Chief Administrative Officer
Lawrence Dickinson Group Secretary
John Gilbert Finance and Business Risk Director, Group Functions
Peter Goshawk Group Treasurer
Simon Gulliford Group Marketing Director
Mark Harding Group General Counsel
Brian Harte Group Compliance Officer
Naguib Kheraj Group Finance Director
Robert Le Blanc Group Financial Risk Director
Kathy Lisson Director of Operational Transformation
Kevin Lloyd Group Chief Technology Officer
Ian Menzies-Conacher Group Taxation Director
Mark Merson Group Financial Controller
Robert Nimmo Group Risk Director
John Ott Group Director, Strategy and Planning
David Postings Managing Director, Enable
Valerie Scoular Group Human Resources Director
Cathy Turner Head of Investor Relations
Colin Walklin Director, Group Finance
David Weymouth Chief Information Officer

UK Banking
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

Roger Davis Chief Executive Officer
Jayne Almond* Managing Director, Home Finance
Wai Au Chief Operating Officer
Alistair Camp* Managing Director, Medium Business & Agriculture Customers
Robin Dickie* Managing Director, Personal Customers
Simon Gulliford Group Marketing & Communications Director
Claire Hafner Finance Director
Peter Harvey* Managing Director, Larger Business Customers
Frederic Nze Managing Director, Products
Mike Rogers* Managing Director, Small Business and Premier Customers
John Sands Human Resources Director
Andy Simmonds Risk Director
David Weymouth Chief Information Officer

Private Clients & International
Murray House 1
Royal Mint Court
London
EC3N 4HH
Tel: 020 7977 7000

David Roberts Chief Executive Officer
Jon Anderson Finance Director
Bob Bashford Risk Director
John Eaton Chief Operating Officer
Allan Fielder Human Resources Director

Private Clients
Ray Greenshields* Managing Director, Investment Management
Catherine McDowell* Managing Director, International Banking
Mike Pedersen* Managing Director, Private Banking

International
Dominic Bruynseels* Managing Director, Africa
Jacobo Gonzalez-Robatto* Managing Director, Iberia and Country Manager, Spain
Pascal Roché* Managing Director, France
Rui Semedo* Country Manager, Portugal
Colin Vincent* Country Manager, Italy

Barclaycard
1234 Pavilion Drive
Northampton
NN4 7SG
Tel: 01604 234 234

Gary Hoffman Chief Executive Officer
Peter Crook* Managing Director UK Consumer Finance
David Curd Director, IT and Operations
Mark Evans* Managing Director, Barclaycard Corporate
Peter Herbert* Managing Director, Barclaycard International
Alison Hutchinson Marketing Director
Richard Sommers Finance Director
Sue Turner Director, Human Resources

Barclays PLC Annual Report 2003       213

Group Senior Management and Principal Offices

Wholesale & Institutional

Barclays Capital
5 The North Colonnade,
Canary Wharf
London E14 4BB
Tel: 020 7623 2323

Robert E Diamond Jr. Chief Executive Officer
Patrick Clackson Chief Financial Officer
Hans-Joerg Rudloff Chairman
Jerry del Missier* Global Head of Rates and Private Equity and Chief Executive, Continental Europe
Paul Idzik Chief Operating Officer
Roger Jenkins* Global Head of Structured Capital Markets
Thomas L Kalaris Global Head of Distribution and Research and Chief Executive, Americas
Grant Kvalheim* Global Head of Investment Banking and Credit Products
Robert Morrice Chairman and Chief Executive, Asia Pacific

Barclays Global Investors
45 Fremont Street
San Francisco
CA 94105 USA
Tel: +1 415 597 2000

Robert E. Diamond, Jr. Chairman
Blake Grossman Global Co-Chief Executive Officer
Andrew Skirton Global Co-Chief Executive Officer
Richard Ricci Chief Operating Officer
Frank Ryan Chief Financial Officer
Lindsay Tomlinson Vice-Chairman, Europe

Barclays Bank of Botswana Limited, Botswana
PO Box 478
Gaborone Botswana
Tel: +267 395 341

Thulisizwe Johnson Managing Director

Cairo Barclays Bank SAE, Egypt
PO Box 110
Maglis EL Shaab
Cairo
Egypt
Tel: +20 2 366 2600

Colin Plowman Managing Director

Barclays Bank PLC and Barclays Capital, Australia
Suite 1, Level 24
400 George Street
Sydney, NSW 2000
Australia
Tel: +61 2 9220 6000

Nicholas Johnson Chief Executive Officer

Barclays Bank PLC and Barclays Capital, France
21 Boulevard de la Madeleine
75038 Paris
Cedex 01
France
Tel: +33 1 44 58 32 32

Pascal Roché Managing Director

Barclays Bank PLC and Barclays Capital, Germany
Bockenheimer Landstrasse 38-40
D-60323, Frankfurt am Main
Germany
Tel: +49 69 71 61 00

Dr Rainer Stephan Managing Director

Barclays Bank of Ghana Limited, Ghana
PO Box 2949
Accra
Ghana
Tel: +233 21 664 901/665 382

Kobina Quansah Managing Director

Barclays Bank PLC, Gibraltar
PO Box 187, Regal House,
Queensway, Gibraltar
Tel: +350 78565

Tim Streatfeild-James Gibraltar Director

Barclays Bank PLC, Hong Kong and Barclays Capital Asia
42nd Floor, Citibank Tower
3 Garden Road
Hong Kong
Tel: +852 2903 2000

Robert Morrice Chairman and Chief Executive, Asia Pacific

Barclays Bank PLC and Barclays Capital, India
21/23 Maker Chambers VI, 2nd Floor
Nariman Point
Mumbai 400 021
India
Tel: +91 22 5638 7100

Mani Subramanian Chief Executive Officer

Barclays Bank PLC, Ireland
47/48 St. Stephen’s Green
Dublin 2
Republic of Ireland
Tel: +353 1 6611777

Tom McAleese Managing Director

Barclays Bank PLC and Barclays Capital, Italy
Via della Moscova 18
20121 Milan
Italy
Tel: +39 02 63 721

Colin Vincent Country Manager

Barclays Bank PLC and Barclays Capital, Japan
15F Urbannet Otemachi Building
2-2-2 Otemachi
Chiyoda-Ku
Tokyo 100-0004
Japan
Tel: +81 3 3276 1100

Jeffrey Deck Chief Executive Officer

*Strategic Business Unit head

Barclays Bank of Kenya Limited, Kenya
PO Box 30120
Nairobi
Kenya
Tel: +254 2 332 230

Adan Mohamed Managing Director

Barclays Bank PLC and Barclays Capital, Latin American Regional Office
1111 Brickell Avenue
Miami
Florida 33131
USA
Tel: +1 305 533 3333

Enrique Arias Deputy Chief Executive Officer

Barclays Bank PLC Mauritius, Mauritius
8th Floor, Harbour Front Building
President J Kennedy Street
Port Louis
Mauritius
Tel: +230 208 9070

Jacques de Navacelle Managing Director

Barclays Bank PLC, Portugal
Avenida da Republica
50-3rd Floor
1050-196 Lisbon
Portugal
Tel: +351 21 7911100

Rui Semedo Country Manager

Barclays Bank (Seychelles) Limited, Seychelles
Independence Avenue
Victoria
Mahe
Seychelles
Tel: +248 383 838

Frank Hoareau Managing Director

Barclays Bank PLC and Barclays Capital, Singapore
23 Church Street
13-08 Capital Square
Singapore 049 481
Tel: +65 6 395 3000

Quek Suan Kiat Branch Manager

Barclays Bank PLC and Barclays Capital, South Africa
8 Rivonia Road
Illovo 2196
Johannesburg
South Africa
Tel: +27 11 772 7000

Isaac Takawira Country Managing Director

Barclays Bank PLC and Barclays Capital Securities Limited, Korea
23rd Floor, Seoul Finance Center
84 Tapeyungro 1-ga
Chung-gu
Seoul 100-768
Korea
Tel: +82 2 2126 2600

Jin Sool Joo Managing Director

Barclays Bank SA, Barclays Bank PLC and Barclays Capital, Spain
Plaza de Colon 1
28046 Madrid
Spain
Tel: +34 91 336 1000

Jacobo González-Robatto Managing Director, Private Clients & International Iberia and Country Manager
Pedro Santaella Managing Director, Barclays Capital

Barclays Bank and Barclays Capital, (Suisse) S.A.
PO Box 3941
CH-1211 Geneva 3
Switzerland
Tel: +41 22 81 95 11 1

Michael Morley Chief Executive Officer

Barclays Bank Tanzania Limited, Tanzania
PO Box 5137, TDFL Building
Ohio Street, Dar es Salaam
Tanzania
Tel: +25 5 22 2129381

Karl Stumke Managing Director

Barclays Bank PLC and Barclays Capital, USA
200 Park Avenue
New York, NY 10166
USA
Tel: +1 212 412 4000

Thomas L Kalaris Chief Executive

Barclays Global Investors, N.A.
45 Fremont Street
San Francisco, CA 94105 USA
Tel: +1 415 597 2000

Blake Grossman Co-Chief Executive
Andrew Skirton Co-Chief Executive

Barclays Bank of Uganda Limited, Uganda
PO Box 2971
Kampala
Uganda
Tel: +256 78218110

Frank Griffiths Managing Director

Barclays Bank plc, United Arab Emirates
Enoc House
PO Box 1891
Dubai
UAE
Tel: +971 4335 1555

Mark Petchell Managing Director

Barclays Bank of Zambia Limited, Zambia
Kafue House
Cairo Road
Lusaka
Zambia
Tel: +260 1 228 244

Margaret Mwanakatwe Managing Director

Barclays Bank of Zimbabwe Limited, Zimbabwe
2nd Floor, Barclays House
Jason Moyo Avenue
Harare
Zimbabwe
Tel: +263 4 758 280/99

Alexander Jongwe Managing Director

Barclays PLC Annual Report 2003       215

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 26, 2004	Barclays PLC
(Registrant)

	By	/s/ Naguib Kheraj

Naguib Kheraj, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 26, 2004	Barclays Bank PLC
(Registrant)

	By	/s/ Naguib Kheraj

Naguib Kheraj, Group Finance Director

ITEM 19: EXHIBIT INDEX 2003

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC (incorporated by reference to the 2002 Form 20-F filed on March 25th, 2003)

1.2	Memorandum and Articles of Association of Barclays Bank PLC (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.1	Rules of the Barclays Group SAYE Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.3	Rules of the Barclays Group Performance Share Plan (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.4	Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.5	Rules of the Barclays PLC Incentive Share Option Plan (incorporated by reference to Barclays PLC’s Form S-8 File No.333-12818 filed on November 3rd, 2000)

4.6	Trust Deed of the Barclays Group Share Incentive Plan (incorporated by reference to the 2001 Form 20-F filed on March 22nd, 2002)

4.7	Service Contract – Sir Peter Middleton (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.8	Service Contract – Matthew Barrett (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001). Deed of amendment to service contract attached herewith.

4.9	Service Contract – John Varley

4.10	Service Contract – Roger Davis

4.11	Service Contract – Naguib Kheraj

4.12	Service Contract – Gary Hoffman

4.13	Service Contract – David Roberts

7.1	Ratios of earnings under UK GAAP to fixed charges

7.2	Ratios of earnings under US GAAP to fixed charges

7.3	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends

7.4	Ratios of earnings under US GAAP to combined fixed charges and preference share dividends

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications furnished pursuant to 17 CFR 240. 13(a)-14b and 18 U.S.C 1350(a) and 1350(b)

14.1	Consent of PricewaterhouseCoopers