Form 20-F/A
period 2004-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2005-05-06
CIK 312069, 312070

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2004 or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to .

Commission file numbers:	Barclays PLC 0-13790 Barclays Bank PLC 2-71497-01

BARCLAYS PLC          BARCLAYS BANK PLC

(Exact names of registrants as specified in their charters)

ENGLAND
(Jurisdictions of incorporation)

54 LOMBARD STREET, LONDON, EC3P 3AH, ENGLAND
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange* New York Stock Exchange

Barclays Bank PLC	7.4% Subordinated Notes 2009	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares £1 staff shares	6,453,561,180 875,000
Barclays Bank PLC	£1 ordinary shares £1 preference shares €100 preference shares	2,309,360,515 1,000 100,000

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes          ☑                    No          ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17          ☐                    Item 18          ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes          ☐                    No          ☑

EXPLANATORY NOTE

This Form 20-F/A amends and restates Items 5 and 11 of the annual report on Form 20-F filed jointly by Barclays PLC and Barclays Bank PLC on March 24, 2005 (the “Form 20-F”) to correct certain amounts and graphics included in those Items in the Form 20-F. These corrections are necessary due to certain typographical errors that occurred primarily in the preparation of the final electronic version of the Form 20-F prior to the transmission of the Form 20-F to the Securities and Exchange Commission via the EDGAR system. This Form 20-F/A makes no changes to the financial statements of Barclays PLC or Barclays Bank PLC as contained in the Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, the answers (as amended) to Items 5 and 11 of the Form 20-F, the signature page and the required certifications of the principal executive officer and the principal financial officer of Barclays PLC and Barclays Bank PLC. While the answers (as amended) to Items 5 and 11 of the Form 20-F have been restated in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to such answers except those described above.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on March 24, 2005.

The page numbers reflect those of the Annual Report, previously filed on Form 20-F and follow the sequence of the items refiled in the Form 20-F/A.

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition — a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Financial review

Overview

Introduction
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 78,000 people, we move, lend, invest and protect money for over 18 million customers and clients worldwide.

Our business is affected by global economic conditions generally and particularly by conditions in the UK. The UK economy was stronger in 2004 than 2003, with the economy growing at more than 3%. There was some repositioning away from the consumer towards corporate investment and government spending. The US economy sustained strong growth in 2004 whilst the Eurozone economy achieved some recovery in its rate of growth from its level of 2003.

As a financial services group domiciled in the UK, the majority of our earnings arise from the UK. Nonetheless with our global businesses and our international activities we believe that our diverse portfolio provides a broad spread of earnings capabilities and offers greater resilience against exogenous events in any single business or geography.

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the UK or abroad. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation, and the availability and cost of credit, could significantly affect the activity level of customers. A continued market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions. In addition, changes in interest rate levels, yields curves and spreads may affect the interest rate margin realised between lending and borrowing costs.

Continuous focus on improvements in productivity provides the ability to respond flexibly to any pressure to income growth, which would help offset the impact on overall profitability.

Key drivers underpinning the financial performance are detailed in the subsequent pages of the ‘Financial review’ section. These include, for net interest income, the volume and rate of growth of asset and liability balances, together with the margin on these balances. Non-interest income is driven primarily by net fees and commissions, although it also includes dealing profits and other operating income.

The principal drivers of expenses are staffing levels and their associated costs, including performance related expenditure, and the level of strategic investment spend.

Provisions are driven by the quantity and quality of lending and reflect the condition of the credit environment.

In addition to the risk factors outlined on pages 28 and 29, other potential impacts on Barclays profitability are the consequences of potential regulation or legislation.

Goals
Barclays primary focus is to deliver superior value to its shareholders. To achieve this we use an operating philosophy, the principles of value-based management (VBM), to develop strategy, allocate resources and manage performance.

In applying VBM principles, Barclays has developed a disciplined fact-based approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option, in order to achieve profitable growth in all our businesses.

We use performance goals as an integral part of our VBM disciplines. These are designed to stretch the thinking and ambition of our businesses. Goals have been set for four-year periods to align with the planning processes described above. In 2004, we announced new performance cycle goals for the 2004 to 2007 period.

The primary goal remains to achieve top quartile total shareholder return (TSR) relative to a peer group of 11 other UK and international financial services institutions. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

The TSR peer group is reviewed annually to ensure it aligns with our business mix and the scale of our ambition. The peer group for 2004 was: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. For 2005 the peer group is unchanged.

For the first year of the new goal period, from 31st December 2003 to 31st December 2004, Barclays was positioned first within its peer group, thereby achieving its primary goal of top quartile TSR performance.

In addition, a secondary goal of economic profit (EP) is used to support the pursuit of top quartile TSR. The strategies we follow and the actions we take are aligned to value creation for all stakeholders. Since the introduction of VBM, Barclays has used EP as its key internal financial measure, to support the achievement of our primary top quartile TSR goal. Barclays uses EP, a non-GAAP measure, as a key indicator of performance because it believes that it provides important discipline in decision making. Barclays believes that EP encourages both profitable growth and the efficient use of capital. More information on the reconciliation of EP to profit before tax can be found on page 226.

We believe that, given current and expected market conditions, a compound annual growth rate in EP in the range of 10% to 13%, which would translate into cumulative EP generation of £7.3bn to £7.8bn, will be required to deliver top quartile TSR over the 2004-2007 goal period. In the first year of the new performance goal period, from 31st December 2003 to 31st December 2004, EP amounted to £1.9bn, and was well ahead of plan.

We will continue to report progress against goals on a regular basis.

Barclays PLC Annual Report 2004

Financial Performance 20041
The Group’s profit before tax in 2004 increased 20% (£758m) to £4,603m (2003: £3,845m). Operating income increased 12% (£1,534m) to £13,945m (2003: £12,411m) whilst operating expenses rose 15% (£1,091m) to £8,350m (2003: £7,253m). Restructuring costs amounted to £199m (2003: £209m). Goodwill amortisation was £299m (2003: £265m). Provisions for bad and doubtful debts fell 19% to £1,091m (2003: £1,347m). Earnings per share rose 21% to 51.2p (2003: 42.3p). Dividends per share rose 17% to 24p (2003: 20.5p). Return on average shareholders’ funds was 19%. Economic profit was up 32%, well ahead of our goal and a reflection of tight capital management as well as good business performance.

Non-performing loans decreased by £320m to £3,985m. Potential problem loans decreased by £571m to £756m. Coverage of non-performing loans decreased from 71.5% to 70.4% while the coverage of potential credit risk loans increased from 54.6% to 59.2%.

Our capital position remained healthy. Shareholders’ funds increased by £1,043m primarily due to profit retention. Total assets increased by £79bn to £522bn. Weighted risk assets increased by £30bn (16%) up to £219bn. The tier 1 capital ratio decreased from 7.9% to 7.6% and the Total risk asset ratio decreased from 12.8% to 11.5%.

Business Performance
There was good growth in profit before tax across all our business divisions with momentum in the core UK businesses and in our global product businesses. Our increasingly diverse and distinctive business mix is well positioned for future growth.

UK Banking grew profit before tax by 9%, driven primarily by a very strong performance in UK Business Banking, where profit before tax was up 19%, and broadly flat profit before tax performance in UK Retail Banking.

UK Business Banking performed strongly with good income growth, up 8%, tight cost management and very good risk management accentuated by one large recovery.

In UK Retail Banking the focus in 2004 was on restructuring the business which included adding additional customer facing staff, upgrading branch management and investing in technology. There were encouraging signs of progress in 2004 with good balance growth in current accounts, premier and small business but a weaker contribution from mortgages where the effect of a decline in the back book, rising base rates and a fall in early redemption income impacted performance. Costs increased 3% with almost half of the increase attributable to the new regulatory environment, particularly in the mortgage and general insurance businesses. Provisions fell 44%, reflecting the overall quality of the loan portfolio but also the release of provisions in the mortgage business.

Profit before tax in Private Clients and International was up 60%. The improved performance in this division reflected the benefits of prior year investments (organic and non-organic) helped by stronger markets. This included a significantly improved performance from the closed life assurance activities.

Profit before tax in Private Clients, for the ongoing business, increased 42% benefiting from strong income growth and good cost control. The integrations of Charles Schwab Europe and the Gerrard business progressed well. In International, profit before tax increased by 14%. This represented good progress across all geographies: Africa; Spain; Portugal; France; Italy; and the Caribbean. The merging of Banco Zaragozano with Barclays Spain to create one Spanish business is well ahead of schedule and there has been a very good response amongst the Banco Zaragozano network to Barclays products.

Barclaycard delivered profit before tax growth of 5% in a year where volume growth more than compensated for the impact of successive interest rate rises and intense competition. Income growth was 6%. There was a high level of investment in both the UK business and internationally, managed within cost growth of 6%. Performance was strong in our multi-branded business such as Monument and First Plus. Barclaycard International delivered a profit of £8m (2003: £4m) despite absorbing significant ongoing investment. The acquisition of Juniper was an important strategic move into the US credit card market.

Barclays Capital had another record year, with profit before tax up 25%. Income grew by 24%, reflecting the return on investment in prior years. Client activity was up sharply, leading to good volume growth in both primary and secondary markets. A significant level of investment for future revenue growth was funded by the business and reflected in costs which grew 37%. Approximately 50% of the cost base is variable and despite accelerating the pace of growth, income per head remained broadly flat.

Barclays Global Investors (BGI) had another excellent year with profit before tax up 85%. Profits have more than quadrupled during the last three years. Income grew 33% and assets under management were £709bn (2003: £598bn). BGI continued to diversify its product range and in particular made significant advances in the exchange traded funds (iShares) where it is the market leader.

Capital Strength
Our capital position and strong credit rating are sources of competitive advantage. At the end of 2004, our risk asset ratio was 11.5%, and our tier 1 capital ratio was 7.6%. This strong capital position enhances our ability to pay dividends and invest confidently in business growth. When we look at the balance sheet, we focus capital management on five areas: maintaining our double A credit rating; generating sufficient capital to support weighted risk asset growth in the business; financing corporate activity, delivering dividend growth; and using share buy-backs to manage any excess capital. In 2004 we bought back almost £700m of stock.

[1]	The analysis of results by business includes goodwill amortisation. This differs from the announcement of results dated 10th February 2005, where the analysis of results by business excludes goodwill amortisation.

Financial review

Critical accounting estimates

Critical Accounting Estimates
UK accounting standards require that the Group adopt the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, profit and cash flows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. The accounting policies and estimation techniques to be used in the 2005 consolidated accounts will be impacted by the conversion to International Financial Reporting Standards, as discussed on pages 115 and 116.

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

For larger accounts this is usually done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgements are made in this process that may vary from person to person and team to team. Furthermore, judgements change with time as new information becomes available or as workout strategies evolve, resulting in frequent revisions to the specific provisions as individual decisions are taken, case by case.

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

Further information on credit risk provisioning is set out on page 43.

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

Barclays PLC Annual Report 2004

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

The fair value of financial instruments is provided in Note 38 on pages 166 and 167.

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

Management also have to consider at least annually whether the current carrying value of goodwill is impaired. This is particularly important under US GAAP where goodwill is not being amortised. The first step of the impairment review process requires the identification of independent operating units, by dividing the Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition activity, regulatory change) into consideration. In the absence of readily available market price data this calculation is usually based upon discounting expected cash flows at the Group’s cost of equity, the determination of both of which requires the exercise of judgement.

Pensions
The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The majority of UK staff are members of The Barclays Bank UK Retirement Fund (the UK Fund) which comprises four sections. These are a defined benefit scheme (the 1964 Pension Scheme) and a defined contribution scheme (the Retirement Investment Scheme), which are both now closed to new members, a hybrid scheme, afterwork, and a defined contribution scheme, the Pension Investment Plan. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees.

In determining this cost the actuarial value of the assets and liabilities of the scheme are calculated, modelling their future growth, based on key assumptions agreed by management. The main financial assumptions used in the actuarial valuations, as the basis of calculation of the 2004 pension charge/credit relate to inflation, rate of increase in salaries, rate of increase for pensions in payment and deferred pensions, and rate used to discount scheme liabilities. There is an acceptable range in which these assumptions can validly fall. If different assumptions within that range had been chosen, the cost recognised in the accounts could be significantly altered. The approach taken to calculating the pension charge in the accounts for the 1964 Pension Scheme is to take assets and liabilities at market value with effect from 1st January 2004.

Financial review
Critical accounting estimates

The principal financial assumptions used to derive the pensions charge for 2004 were as follows:

Price inflation	2.75%
Pension increases	2.75%
Earnings growth	4.25%
afterwork Credit Account revaluation rate	3.75%
Return on future investments:
1964 Scheme	7.0%
afterwork	6.75%
Discount rate for assessing accrued liabilities:
1964 Scheme	6.6%
afterwork	6.75%

In calculating the pension expense for the UK schemes and in determining the expected rate of return, the Group uses the value of assets at the start of the year. The UK Schemes’ assets were allocated 48% to equities, 12% to corporate bonds, 18% to UK gilts, 10% to property and 12% to other investments at 31st December 2004 and 49% to equities, 11% to corporate bonds, 20% to UK gilts, 9% to property and 11% to other investments at 31st December 2003. The year-end allocations are within the schemes’ target ranges.

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

Tax
The taxation charge in the accounts for amounts due to fiscal authorities in the various territories in which the Group operates includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liability arising. In arriving at such estimates, management assesses the relative merits and risks of the tax treatment assumed taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

All of the Group’s significant accounting policies, including those mentioned above, and information about the estimation techniques used to enable the accounting policies to be applied, are set out on pages 110 to 116.

Barclays PLC Annual Report 2004

Financial review

Results by nature of income and expense

Results by Nature of Income and Expense

Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 115 and 117.

Net interest income
16
14
12
10
8
6
4
2
0
£bn
2002
2003
2004
12.04
12.43
13.66
5.84
5.83
6.82
6.20
6.60
6.84
Interest receivable
Interest payable
Net interest income

Net interest income

	2004	2003	2002
	£m	£m	£m

Interest receivable	13,665	12,427	12,044
Interest payable	(6,823)	(5,823)	(5,839)

	6,842	6,604	6,205

Group net interest margin(a)

	2004	2003	2002
	%	%	%

Group	2.59	2.61	2.75
Domestic	3.48	3.64	3.61
International	0.81	0.77	0.96

Note
(a)	Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, some international business is transacted in the UK. Interest margin is net interest income as a percentage of average interest earning assets.

The margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

Group net interest income increased 4% (£238m) to £6,842m (2003: £6,604m), reflecting growth in balances which more than offset a 2 basis points fall in the Group net interest margin to 2.59%.

The Group net interest margin of 2.59% (2003: 2.61%) includes 0.42% (2003: 0.48%) arising from the benefit of free funds. A component of the benefit of free funds is the structural hedge against short-term interest rate movements. The contribution of the structural hedge has decreased to 0.12% (2003: 0.19%) largely due to the impact of higher short-term interest rates.

Group average interest earning assets increased £11bn to £264bn (2003: £253bn). Domestic average interest earning assets increased £14bn to £176bn (2003: £162bn). This reflected increases across the businesses. International average interest earning assets remained broadly stable at £88bn (2003: £90bn).

The domestic net interest margin fell 16 basis points to 3.48% (2003: 3.64%). This was attributable to the margin pressure in the mortgage business, the impact of base rate rises during the year, higher funding costs, increased promotional balance transfer activity in the cards business and the impact of the structural hedge. This was partially offset by increased margins in retail savings, Business Banking loans and Barclays Capital banking activities. Margins in other areas remained broadly stable.

The international net interest margin increased by 4 basis points to 0.81% (2003: 0.77%) largely due to a change in the mix of both assets and liabilities in Barclays Capital banking activities.

The Group net interest margin was impacted by the factors described above with the reduction largely mitigated by an increase in the proportion of domestic interest earning assets.

Net interest income in 2003 increased by 6% to £6,604m (2002: £6,205m), reflecting growth in the average interest earning assets by 12% to £253bn. This was primarily due to a £4bn increase in UK mortgage balances and £18bn increase in debt securities holdings.

In 2003, overall banking margins were 14 basis points down on 2002 to 2.61%. The adverse impact on the margin was largely due to an increase in higher quality assets in Barclays Capital, the conversion to associate status of the Caribbean business, a change in the currency mix of the portfolio and the general fall in global interest rates.

Prevailing average interest rates

	2004	2003	2002
	%	%	%

United Kingdom:
Barclays Bank PLC base rate	4.38	3.69	4.00
London Inter-Bank Offered Rate (LIBOR): three-month Sterling	4.64	3.74	4.06
three-month US dollar	1.62	1.21	1.80
United States prime rate	4.34	4.12	4.68

Financial review

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Treasury bills and other eligible bills:
in offices in the United Kingdom	1,786	68	3.8	4,048	121	3.0	4,496	158	3.5
in offices outside the United Kingdom	1,988	63	3.2	1,222	66	5.4	960	66	6.9
Loans and advances to banks:
in offices in the United Kingdom	18,431	691	3.7	14,012	574	4.1	12,560	561	4.5
in offices outside the United Kingdom	3,689	93	2.5	4,272	108	2.5	5,535	161	2.9
Loans and advances to customers:
in offices in the United Kingdom	143,643	8,801	6.1	135,373	7,804	5.8	126,306	7,712	6.1
in offices outside the United Kingdom	28,486	1,262	4.4	26,323	1,136	4.3	25,896	1,132	4.4
Lease receivables: in offices in the United Kingdom	5,562	252	4.5	4,520	215	4.8	4,245	209	4.9
in offices outside the United Kingdom	369	21	5.6	265	19	7.2	222	15	6.8
Debt securities: in offices in the United Kingdom	51,508	2,077	4.0	58,435	2,174	3.7	40,115	1,790	4.5
in offices outside the United Kingdom	8,624	337	3.9	4,267	210	4.9	4,843	240	5.0

Average assets of banking business	264,086	13,665	5.2	252,737	12,427	4.9	225,178	12,044	5.3
Average assets of trading business	295,304	7,195	2.4	189,446	5,001	2.6	160,647	4,372	2.7

Total average interest earning assets	559,390	20,860	3.7	442,183	17,428	3.9	385,825	16,416	4.2
Provisions	(2,907)			(2,796)			(2,808)
Non-interest earning assets	68,396			53,428			46,753

Total average assets and interest income	624,879	20,860	3.3	492,815	17,428	3.5	429,770	16,416	3.8

Percentage of total average assets in offices outside the United Kingdom	27.8%			26.6%			27.2%

Average interest earning assets and net interest income:
Banking business	264,086	6,844	2.6	252,737	6,606	2.6	225,178	6,188	2.7
Trading business	295,304	(219)	(0.1)	189,446	68	–	160,647	75	–
Non margin interest		(2)	–		(2)	–		17	–

Total average interest earning assets and net interest income	559,390	6,623	1.2	442,183	6,672	1.5	385,825	6,280	1.6

Total average interest earning assets related to:
Interest income		20,860	3.7		17,428	3.9		16,416	4.2
Interest expense		(14,235)	(2.5)		(10,754)	(2.4)		(10,153)	(2.6)
Adjustment for non margin interest		(2)	–		(2)	–		17	–

		6,623	1.2		6,672	1.5		6,280	1.6

Barclays PLC Annual Report 2004

Average balance sheet and net interest income (year ended 31st December)

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Liabilities and shareholders’ funds
Deposits by banks:
in offices in the United Kingdom	46,669	1,225	2.6	40,959	993	2.4	31,880	987	3.1
in offices outside the United Kingdom	16,610	310	1.9	10,100	184	1.8	8,908	200	2.2
Customer accounts – demand deposits:
in offices in the United Kingdom	20,829	310	1.5	18,788	170	0.9	16,260	164	1.0
in offices outside the United Kingdom	3,317	31	0.9	3,497	48	1.4	1,846	27	1.5
Customer accounts – savings deposits:
in offices in the United Kingdom	47,583	1,325	2.8	45,565	999	2.2	41,722	982	2.4
in offices outside the United Kingdom	1,117	21	1.9	813	26	3.2	1,262	32	2.5
Customer accounts – other time deposits – retail:
in offices in the United Kingdom	34,518	1,306	3.8	35,228	1,171	3.3	40,075	1,303	3.3
in offices outside the United Kingdom	4,526	118	2.6	3,678	103	2.8	5,479	139	2.5
Customer accounts – other time deposits – wholesale:
in offices in the United Kingdom	58,023	1,798	3.1	57,364	1,634	2.8	35,607	1,175	3.3
in offices outside the United Kingdom	13,262	342	2.6	8,193	247	3.0	7,959	231	2.9
Debt securities in issue:
in offices in the United Kingdom	32,303	1,052	3.3	34,811	949	2.7	28,596	1,061	3.7
in offices outside the United Kingdom	17,218	336	2.0	11,906	244	2.0	11,728	339	2.9
Dated and undated loan capital and other subordinated liabilities principally in offices in the United Kingdom	12,740	692	5.4	12,312	684	5.6	11,012	645	5.9
Internal funding of trading business	(72,291)	(2,045)	(2.8)	(58,436)	(1,631)	(2.8)	(42,626)	(1,429)	(3.4)

Average liabilities of banking business	236,424	6,821	2.9	224,778	5,821	2.6	199,708	5,856	2.9
Average liabilities of trading business	305,869	7,414	2.4	191,240	4,933	2.6	162,858	4,297	2.6

Total average interest bearing liabilities	542,293	14,235	2.6	416,018	10,754	2.6	362,566	10,153	2.8
Interest free customer deposits:
in offices in the United Kingdom	15,351			13,819			11,614
in offices outside the United Kingdom	1,294			1,260			2,132
Other non-interest bearing liabilities	48,613			45,392			38,184
Minority and other interests and shareholders’ funds	17,328			16,326			15,274

Total average liabilities, shareholders’ funds and interest expense	624,879	14,235	2.3	492,815	10,754	2.2	429,770	10,153	2.4

Percentage of total average non-capital liabilities in offices outside the United Kingdom	26.7%			23.1%			25.5%

Notes
(a)	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(b)	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(c)	The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

(d)	Interest payable on average liabilities of banking business excludes non-margin interest.

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

	2004/2003 Change due			2003/2002 Change due
	to increase/(decrease) in:			to increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest receivable
Treasury bills and other eligible bills:
in offices in the United Kingdom	(53)	(80)	27	(37)	(15)	(22)
in offices outside the United Kingdom	(3)	31	(34)	–	16	(16)

	(56)	(49)	(7)	(37)	1	(38)

Loans and advances to banks:
in offices in the United Kingdom	117	169	(52)	13	62	(49)
in offices outside the United Kingdom	(15)	(15)	–	(53)	(34)	(19)

	102	154	(52)	(40)	28	(68)

Loans and advances to customers:
in offices in the United Kingdom	997	492	505	92	536	(444)
in offices outside the United Kingdom	126	95	31	4	19	(15)

	1,123	587	536	96	555	(459)

Lease receivables:
in offices in the United Kingdom	37	48	(11)	6	13	(7)
in offices outside the United Kingdom	2	6	(4)	4	3	1

	39	54	(15)	10	16	(6)

Debt securities:
in offices in the United Kingdom	(97)	(270)	173	384	718	(334)
in offices outside the United Kingdom	127	178	(51)	(30)	(28)	(2)

	30	(92)	122	354	690	(336)

Total banking business interest receivable:
in offices in the United Kingdom	1,001	359	642	458	1,314	(856)
in offices outside the United Kingdom	237	295	(58)	(75)	(24)	(51)

	1,238	654	584	383	1,290	(907)

Total trading business interest receivable	2,194	2,605	(411)	629	764	(135)

Total interest receivable	3,432	3,259	173	1,012	2,054	(1,042)

Barclays PLC Annual Report 2004

Changes in net interest income – volume and rate analysis

	2004/2003 Change due			2003/2002 Change due
	to increase/(decrease) in:			to increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest payable
Deposits by banks:
in offices in the United Kingdom	232	146	86	6	246	(240)
in offices outside the United Kingdom	126	121	5	(16)	25	(41)

	358	267	91	(10)	271	(281)

Customer accounts – demand deposits:
in offices in the United Kingdom	140	20	120	6	24	(18)
in offices outside the United Kingdom	(17)	(2)	(15)	21	23	(2)

	123	18	105	27	47	(20)

Customer accounts – savings deposits:
in offices in the United Kingdom	326	46	280	17	87	(70)
in offices outside the United Kingdom	(5)	8	(13)	(6)	(13)	7

	321	54	267	11	74	(63)

Customer accounts – other time deposits – retail:
in offices in the United Kingdom	135	(24)	159	(132)	(161)	29
in offices outside the United Kingdom	15	22	(7)	(36)	(49)	13

	150	(2)	152	(168)	(210)	42

Customer accounts – other time deposits – wholesale:
in offices in the United Kingdom	164	19	145	459	638	(179)
in offices outside the United Kingdom	95	135	(40)	16	7	9

	259	154	105	475	645	(170)

Debt securities in issue:
in offices in the United Kingdom	103	(72)	175	(112)	203	(315)
in offices outside the United Kingdom	92	104	(12)	(95)	5	(100)

	195	32	163	(207)	208	(415)

Dated and undated loan capital and other subordinated liabilities principally in offices in the United Kingdom	8	23	(15)	39	73	(34)

Internal funding of trading businesses	(414)	(392)	(22)	(202)	(469)	267

Total banking business interest payable:
in offices in the United Kingdom	694	(234)	928	81	641	(560)
in offices outside the United Kingdom	306	388	(82)	(116)	(2)	(114)

	1,000	154	846	(35)	639	(674)

Total trading business interest payable	2,481	2,795	(314)	636	734	(98)

Total interest payable	3,481	2,949	532	601	1,373	(772)

Movement in net interest income
Increase/(decrease) in interest receivable	3,432	3,259	173	1,012	2,054	(1,042)
(Decrease)/increase in interest payable	(3,481)	(2,949)	(532)	(601)	(1,373)	772

	(49)	310	(359)	411	681	(270)
Movement in non-margin interest	–			(19)

	(49)			392

Financial review

Results by nature of income and expense

Non-interest income
8,000
6,000
4,000
2,000
0
£m
5,122
5,807
7,103
2002
2003
2004
Net fees and commissions
Other operating income
Dealing profits

Net fees and commissions

	2004	2003	2002
	£m	£m	£m

Fees and commissions receivable	5,672	4,896	4,454
Less: fees and commissions payable	(706)	(633)	(529)

	4,966	4,263	3,925

Group net fees and commissions increased 16% (£703m) to £4,966m (2003: £4,263m), reflecting good growth across all businesses.

Fees and commissions receivable rose 16% (£776m) to £5,672m in 2004 (2003: £4,896m) driven by increases in: Barclays Global Investors, reflecting strong income generation across both the active and index businesses; Barclays Capital, with good contributions from origination and advisory activities; and Private Clients, as a result of stronger business volumes and the acquisition of Gerrard. Good growth was also achieved in UK Banking and in Barclaycard.

In 2003, net fees and commissions increased by £338m to £4,263m primarily driven by increases in: Barclays Global Investors, reflecting growth of investment management fees; Barclaycard as a result of higher cardholder activity and good volume growth within the merchant acquiring business and Barclays Capital, with good performances across the Credit businesses.

Dealing profits

	2004	2003	2002
	£m	£m	£m

Rates related business	1,141	909	876
Credit related business	352	145	(43)

	1,493	1,054	833

Almost all the Group’s dealing profits are generated in Barclays Capital.

Dealing profits increased 42% (£439m) to £1,493m (2003: £1,054m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity throughout the year across a broad range of products and the continued benefit of headcount investments to broaden product depth and geographical reach. The very strong growth in the Rates businesses was across equity related activities, foreign exchange and fixed income. The very strong performance in the Credit businesses reflected an increase in the contribution from credit derivatives.

Total foreign exchange income was £520m (2003: £498m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Banking, Private Clients and International and Barclaycard, both externally and within Barclays Capital, is reported in those business units, within fees and commissions.

Dealing profits in 2003 grew 27% to £1,054m (2002: £833m) driven by significant growth in client transaction volumes, particularly in continental Europe. There were strong performances in the Credit business and good contributions from Rates.

Other operating income

	2004	2003	2002
	£m	£m	£m

Net premium income on insurance underwriting	211	264	178
Gain on disposal of investment securities	181	73	58
Income/loss from the long-term assurance business	58	(33)	(51)
Property rentals	9	15	20
Dividend income from equity shares	17	6	7
Other income	168	165	152

	644	490	364

Other operating income increased 31% (£154m) to £644m (2003: £490m).

Net premium income on insurance underwriting decreased 20% (£53m) to £211m (2003: £264m), primarily due to a provision relating to the early termination of contracts.

Gain on disposal of investment securities rose by £108m to £181m (2003: £73m), predominantly due to a number of realisations in the private equity business within Barclays Capital.

Virtually all the Group’s long-term assurance activity is based in the UK and was the main component of the £58m contribution. This included costs of redress for customer claims in respect of endowment policies of £97m (2003: £95m).

Dividend income increased by £11m to £17m (2003: £6m) as a result of a significant dividend received from an investment.

Other income was flat at £168m (2003: £165m). This reflected a reduction of £98m in income, primarily in UK Retail Banking, from the revision of estimated amounts expected to be repaid on banking liabilities. This was offset by realisations on structured capital market transactions.

Other operating income in 2003 increased by 35% (£126m) to £490m (2002: £364m). This was primarily due to premium income on insurance underwriting which rose by £86m to £264m as a result of a good increase from consumer lending activities, a favourable claims experience and a one-off income gain of £43m from an adjustment to insurance reserves.

In addition, profits on disposal of investment securities rose by £15m primarily reflecting realisations in the private equity business within Barclays Capital.

Barclays PLC Annual Report 2004

Administrative expenses – staff costs

	2004	2003	2002
	£m	£m	£m

Salaries and accrued incentive payments	4,043	3,441	3,159
Social security costs	339	278	240
Pension costs	160	180	(27)
Post-retirement health care	22	19	15
Other staff costs	434	377	368

	4,998	4,295	3,755

Staff costs
Staff costs increased by 16% (£703m) to £4,998m (2003: £4,295m).

Salaries and accrued incentive payments rose by 17% (£602m) to £4,043m (2003: £3,441m) principally reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors, increased headcount, and the impact of the businesses acquired in 2003.

Pension costs comprise all UK and international pension schemes. Included in the costs is a charge of £103m (2003: £128m) in respect of the Group’s main UK pension schemes.

Staff costs in 2003 were 14% higher than 2002. Salaries and accrued incentive payments increased by 9% reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors. Pension costs in 2002 reflected a £72m credit in respect of the Group’s main UK pension schemes.

Staff numbers

	2004	2003	2002

By class of business
UK Banking	41,800	41,000	43,900
UK Retail Banking UK Business Banking	34,400 7,400	34,000 7,000	36,300 7,600
Private Clients & International	19,300	19,000	16,900
Private Clients International	7,200 12,100	6,900 12,100	6,400 10,500
Barclaycard	6,700	6,200	5,600
Barclays Capital	7,800	5,800	5,600
Barclays Global Investors	1,900	2,000	2,000
Head office functions and other operations	900	800	700

Total Group permanent and contract staff worldwide	78,400	74,800	74,700
Temporary and agency staff worldwide	4,300	4,100	3,700

Total including temporary and agency staff	82,700	78,900	78,400

By geographic segments
United Kingdom	60,000	58,000	59,000
Non-United Kingdom	18,400	16,800	15,700

	78,400	74,800	74,700

Staff numbers are shown on a full-time equivalent basis UK permanent and contract staff.

During 2004, staff numbers permanent and contract staff increased by 3,600. The implementation of restructuring programmes resulted in a decrease of 2,100 staff, but this was more than offset by the recruitment of additional staff throughout the Group and 400 staff from the acquisition of Juniper. Significant areas of recruitment were Barclays Capital to support the expansion of their business, and Barclaycard through the growth of Barclaycard International and the addition of front-office staff to improve customer service in Barclaycard UK; and UK Banking, mostly from the recruitment of frontline staff in both UK Retail Banking and UK Business Banking.

Head office functions and other operations includes staff undertaking activities which support and provide central information technology services and their costs are predominantly passed on to the businesses.

In 2003, Private Clients and International staff numbers increased by 3,500 as a result of the acquisition of Charles Schwab Europe, Banco Zaragozano and Gerrard. This increase was partially offset by restructuring initiatives.

UK Retail Banking staff numbers decreased in 2003 by 2,300. 1,400 of this decrease was a result of a number of productivity initiatives.

Administrative expenses – other

	2004	2003	2002
	£m	£m	£m

Property and equipment expenses
Hire of equipment	9	8	12
Property rentals	197	184	180
Other property and equipment expenses	835	793	725

	1,041	985	917
Other administrative expenses
Stationery, postage and telephones	324	311	294
Advertising and market promotion	264	237	238
Travel, accommodation and entertainment	174	145	136
Subscriptions and publications	130	91	86
Sundry losses, provisions and write-offs	185	128	121
Consultancy fees	67	56	85
Professional fees	234	159	161
Other expenses	339	292	274

	1,717	1,419	1,395

	2,758	2,404	2,312

In 2004, administrative expenses – other rose by 15% (£354m) to £2,758m (2003: £2,404m).

Financial review
Results by nature of income and expense

Other administrative expenses increased by 21% (£298m) to £1,717m (2003: £1,419m). This increase reflects increased business activity. Professional costs have increased due to business growth within Barclays Capital, integration of acquisitions and increased outsourcing costs. Increase in subscriptions and publications, travel, accommodation and entertainment primarily reflect business growth across the businesses. Other expenses increased due to new outsourced contracts signed in 2004.

Property and equipment expenses increased by 6% (£56m) to £1,041m (2003: £985m) as a result of increased information technology costs and property repairs and maintenance. Also included is a £23m cost increase relating to the relocation of Barclays headquarters to Canary Wharf.

In 2003, administrative expenses – other rose by 4% (£92m) to £2,404m (2002: £2,312m). This increase reflected increased outsourced processing costs, partially offset by reduced consultancy spend.

Depreciation and amortisation

	2004	2003	2002
	£m	£m	£m

Depreciation
Property depreciation	86	93	93
Equipment depreciation	209	196	210

	295	289	303

Amortisation
Goodwill amortisation	299	265	254

Provisions for bad and doubtful debts

	2004	2003	2002
	£m	£m	£m

Specific charge	1,301	1,320	1,486
General (release)/charge	(210)	27	(2)

	1,091	1,347	1,484

The credit environment both in retail and in corporate and wholesale businesses was relatively benign in 2004. This led to a lower level of potential problem and non-performing loans and lower provision charges.

Overall, the Group provision charge declined 19% to £1,091m (2003: £1,347m). This resulted from a substantial decrease in the corporate and wholesale provisions charge, while the retail provisions charge was steady. As a percentage of average banking loans and advances, the provisions rate fell to 0.54% (2003: 0.73%).

In the corporate and wholesale businesses, non-performing and potential problem loans in total fell by 29% to £2,062m from £2,920m in 2003, reflecting the continuing strong corporate credit environment. The corporate and wholesale provisions charge declined to £284m (2003: £543m). The reduction in the provisions charge included an exceptional recovery of £57m in UK Business Banking.

In retail, non-performing loans and potential problem loans remained steady at £2,679m (2003: £2,712m). The provisions charge in the retail businesses was also steady at £807m (2003: £804m). The provisions charge increased in Barclaycard (the card and unsecured consumer lending business) due to volume growth and the maturation of new customer recruitment. The provisions charge included a release of £40m associated with the UK mortgage business, following a review of the portfolio and the current loss experience.

In 2003 provisions fell 9% (£137m) to £1,347m. Provisions, excluding the impact of Transition Businesses, fell £36m to £1,324m. As a ratio of average banking loans and advances, the Group’s provisions charge improved significantly to 0.73% from 0.85% in 2002.

Business Banking provisions increased broadly in line with portfolio growth. Provisions fell in Barclays Capital reflecting the ongoing improvement in the loan book and the continued recovery in the large corporate credit environment.

Provisions fell in the UK Retail businesses with an improvement in the quality of the loan portfolio and improved risk management. The reduction occurred in the unsecured lending portfolio. Provisions for mortgages remained at a very low rate. Barclaycard provisions increased in line with continued portfolio growth.

Profit/(loss) from joint ventures and associated undertakings

	2004	2003	2002
	£m	£m	£m

(Loss)/profit from joint ventures	(3)	1	(5)
Profit/(loss) from associated undertakings	59	28	(5)

	56	29	(10)

In 2004 and 2003, the profit from associated undertakings primarily relates to the investment in FirstCaribbean.

The profit from FirstCaribbean reflects good operating performance and includes a gain of £28m on the disposal of shares held in Republic Bank Limited.

Exceptional items

	2004	2003	2002
	£m	£m	£m

Profit on disposal of Group and associated undertakings	45	4	8
Loss on termination of Group activities	–	–	(11)

	45	4	(3)

The profit on disposal relates mainly to the disposal of its shareholding in Edotech, an investment in a management buy-out of the former Barclays in-house statement printing operation.

Barclays PLC Annual Report 2004

Tax
The overall tax charge is explained in the following table:

	2004	2003	2002
	£m	£m	£m

Tax charge at average United Kingdom corporation tax rate of 30% (2003: 30%; 2002: 30%)	1,381	1,153	961
Prior year adjustments	(12)	(21)	(25)
Effect of change in non-allowable general provisions	2	2	(2)
Effect of non-allowable property write-downs and depreciation	20	13	12
Net effect of differing tax rates overseas	(110)	(95)	(70)
Net effect of overseas losses not available for relief in the United Kingdom	24	(12)	(40)
Other non-allowable expenses	(5)	(28)	8
Gains covered by capital losses brought forward	(51)	(44)	(3)
Goodwill	71	74	69
Other items	(31)	34	45

Overall tax charge	1,289	1,076	955

Effective tax rate %	28.0	28.0	29.8

The charge for the year is based upon a UK corporation tax rate of 30% for the calendar year 2004 (2003: 30%). The effective rate of tax for 2004 was 28% (2003: 28%). This is lower than the standard rate primarily due to the beneficial effects of lower tax on overseas income and certain non-taxable gains offset by the absence of tax relief on goodwill.

UK GAAP compared with US GAAP
The Group also provides results on the basis of accounting principles generally accepted in the United States (US GAAP). The impact on net income and shareholders’ equity of applying US GAAP is set out below. The individual UK/US GAAP adjustments are discussed in Note 52 on pages 182 to 208.

Attributable profit (UK GAAP)/Net income (US GAAP)

	2004	2003	2002
	£m	£m	£m

Barclays PLC Group
Attributable profit (UK GAAP)/
Net income (US GAAP)
UK GAAP	3,268	2,744	2,230
US GAAP	3,032	1,740	2,476

Barclays Bank PLC Group
Attributable profit (UK GAAP)/
Net income (US GAAP)
UK GAAP	3,279	2,744	2,228
US GAAP	3,137	1,842	2,578

Shareholders’ funds (UK GAAP)/Shareholders’ equity (US GAAP)

	2004	2003
	£m	£m

Barclays PLC Group
Shareholders’ funds (UK GAAP)/
Shareholders’ equity (US GAAP)
UK GAAP(a)	17,417	16,374
US GAAP	16,953	16,830

Barclays Bank PLC Group
Shareholders’ funds (UK GAAP)/
Shareholders’ equity (US GAAP)
UK GAAP	18,271	16,485
US GAAP	19,594	18,646

Note
(a)  Figures for 2003 have been restated to reflect the adoption of UITF
       Abstract 38 (UITF 38), ‘Accounting for ESOP trusts’.

The Group does not manage its business with regard to reported trends on a US GAAP basis. Consequently the level of adjustment from the application of US GAAP in current or past periods is not necessarily indicative of the magnitude or direction of such adjustment in subsequent periods.

Financial review

Analysis of results by business

Analysis of Results by Business

The following section analyses the Group’s performance within the businesses. Inter-business activities are included within these figures. The total income and expenditure for the businesses therefore does not necessarily equate to the amounts reported in the Group’s results.

The analysis of results by business includes goodwill amortisation. This differs from the announcement of results dated 10th February 2005, where the analysis of results by business excludes goodwill amortisation.

UK Banking

	2004		2003		2002
	£m		£m		£m

Net interest income	3,466		3,301		3,226
Net fees and commissions	1,930		1,807		1,708
Other operating income	250		397		291

Operating income	5,646		5,505		5,225
Goodwill amortisation Other operating expenses	(176 (3,019	) )	(172 (2,903	) )	(184 (2,811	) )
Operating expenses	(3,195)		(3,075)		(2,995)

Operating profit before provisions	2,451		2,430		2,230
Provisions for bad and doubtful debts	(199)		(326)		(324)

Operating profit	2,252		2,104		1,906
Profit from associated undertakings	4		10		3
Exceptional items	42		(11)		(5)

Profit on ordinary activities before tax	2,298		2,103		1,904

UK Banking managed its portfolio of businesses to deliver good profit growth in a year of extensive business reorganisation. UK Banking profit before tax increased 9% (£195m) to £2,298m (2003: £2,103m) as a result of a very strong performance from UK Business Banking and a broadly flat contribution from UK Retail Banking.

UK Banking profit before tax in 2003 increased 10% to £2,103m (2002: £1,904m).

Operating income increased 5% to £5,505m (2002: £5,225m), whilst operating expenses increased 3% to £3,075m (2002: £2,995m).

UK Retail Banking

	2004		2003		2002
	£m		£m		£m

Net interest income	2,059		2,000		1,979
Net fees and commissions	1,117		1,074		1,036
Other operating income	239		365		292

Operating income	3,415		3,439		3,307
Goodwill amortisation Other operating expenses	(158 (2,270	) )	(158 (2,188	) )	(158 (2,082	) )
Operating expenses	(2,428)		(2,346)		(2,240)

Operating profit before provisions	987		1,093		1,067
Provisions for bad and doubtful debts	(60)		(107)		(138)

Operating profit	927		986		929
Profit from associated undertakings	–		7		5
Exceptional items	42		(10)		(11)

Profit on ordinary activities before tax	969		983		923

UK Retail Banking profit before tax decreased 1% (£14m) to £969m (2003: £983m).

Operating income was broadly flat at £3,415m (2003: £3,439m). There were strong performances in current accounts and UK Premier. The performance in the mortgage business was impacted by margin pressure. Net revenue (operating income less provisions) was also broadly flat at £3,355m (2003: £3,332m).

Net interest income increased 3% (£59m) to £2,059m (2003: £2,000m). Growth was driven by higher customer deposit balances particularly in Personal Customer current accounts and UK Premier deposits, together with an increase in the retail savings margin. This growth was partially offset by a reduced contribution from the mortgage business. The favourable impact of higher average UK mortgage balances was more than offset by margin pressure, due to a fall in the proportion of the mortgage portfolio on the standard variable rate, the impact of successive base rate increases and a reduction in early redemption income.

UK residential mortgage balances ended the period at £61.7bn (2003: £59.8bn). Gross advances were £17.5bn (2003: £18.3bn) and net lending was £1.9bn (2003: £2.0bn). The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2003: 40%).

Average overdraft balances within Personal Customers increased by 9%. Average customer deposit balances increased 5% to £68.5bn (2003: £65bn). Personal Customer average current account balances increased 10%. There was strong growth in UK Premier with average deposits up 15%, and in Small Business where average deposit balances were 7% higher. Retail average savings balances increased by 1% in a highly competitive market.

Barclays PLC Annual Report 2004

Net fees and commissions increased 4% (£43m) to £1,117m (2003: £1,074m), driven by strong growth in value added fee-based current account income.

Other operating income decreased 35% (£126m) to £239m (2003: £365m). The majority of the decrease was attributable to a reduction of £89m in income from the revision of estimated amounts expected to be repaid on banking liabilities. There was also lower net premium income on insurance underwriting due to a provision relating to the early termination of contracts.

Operating expenses rose 3% (£82m) to £2,428m (2003: £2,346m). Almost half of the cost increase (£40m) was attributable to preparations for a new regulatory environment, particularly in the mortgage and general insurance businesses. There was significant investment in the business infrastructure and restructuring costs were incurred in reorganising the business. This included adding 1,000 customer-facing staff, an upgrade in branch management capability and investment in new technology.

Provisions decreased 44% (£47m) to £60m (2003: £107m). The quality of the loan portfolio improved and mortgage balances in arrears remained at a low level. The reduction in the provisions charge included a release of £40m associated with the UK mortgage business following a review of the portfolio and the current loss experience.

The exceptional item of £42m was predominantly in respect of the profit on the sale of a shareholding in Edotech, a former Barclays in-house statement printing operation.

UK Retail Banking profit before tax in 2003 was £983m (2002: £923m).

Operating income increased 4% to £3,439m (2002: £3,307m).

Net interest income rose by 1% to £2,000m (2002: £1,979m). There was an increase in the spread on new mortgage business whilst the margin for Personal Customers retail savings remained stable. Net fees and commissions in 2003 were 4% higher at £1,074m (2002: £1,036m).

Other operating income increased by 25% to £365m (2002: £292m). This resulted from a strong performance in general insurance, reflecting increased sales of payment protection insurance products, a more favourable claims experience and a one off gain of £43m arising from an adjustment to insurance reserves.

Operating costs increased 5% to £2,346m (2002: £2,240m), with a major contributor to growth being an increase in pension costs.

Provisions fell by 22% to £107m (2002: £138m), reflecting the overall quality of the lending portfolio and improvements to risk management processes.

UK Business Banking

	2004	2003	2002
	£m	£m	£m

Net interest income	1,407	1,301	1,247
Net fees and commissions	813	733	672
Other operating income	11	32	(1)

Operating income	2,231	2,066	1,918
Goodwill amortisation	(18)	(14)	(26)
Other operating expenses	(749)	(715)	(729)
Operating expenses	(767)	(729)	(755)

Operating profit before provisions	1,464	1,337	1,163
Provisions for bad and doubtful debts	(139)	(219)	(186)

Operating profit	1,325	1,118	977
Profit from associated undertakings	4	3	(2)
Exceptional items	–	(1)	6

Profit on ordinary activities before tax	1,329	1,120	981

UK Business Banking profit before tax increased 19% (£209m) to £1,329m (2003: £1,120m), as a result of good income growth, a continued focus on cost management and a significantly reduced provision charge. Both Larger Business and Medium Business performed well.

Operating income increased 8% (£165m) to £2,231m (2003: £2,066m). Net revenue (operating income less provisions) increased 13% (£245m) to £2,092m (2003: £1,847m).

Net interest income increased 8% (£106m) to £1,407m (2003: £1,301m), as a result of strong balance sheet growth. Average lending balances increased 11% to £44.6bn (2003: £40.2bn); the quality of the new lending was good and the overall credit profile of the portfolio was maintained. Average deposit balances increased 9% to £41.5bn (2003: £37.9bn). There was an improvement in the lending margin and a modest decline in the deposit margin. There was a lower contribution from the structural hedge.

Net fees and commissions increased 11% (£80m) to £813m (2003: £733m), driven by significantly higher lending related fees.

Operating expenses increased 5% (£38m) to £767m (2003: £729m), reflecting higher business volumes and increased expenditure on frontline staff and marketing. The cost of regulatory compliance programmes also increased.

Provisions decreased 37% (£80m) to £139m (2003: £219m). The provisions performance was driven by the impact of significantly lower potential problem loans and non-performing loans and the benefit of a single recovery of £57m.

Financial review
Analysis of results by business

UK Business Banking profit before tax increased strongly in 2003 to £1,120m (2002: £981m), despite the negative impact on income from the Competition Committee Inquiry remedies.

Operating income grew 8% to £2,066m (2002: £1,918m). Net interest increased 4% to £1,301m (2002: £1,247m), benefiting from higher average balances. Net fees and commissions increased by 9% to £733m (2002: £672m), with lending fees rising strongly.

Operating costs fell 3% to £729m (2002: £755m) with business as usual costs reduced as cost savings achieved more than offset higher pension costs, together with a lower goodwill charge.

Provisions increased 18% to £219m (2002: £186m).

Private Clients and International

	2004		2003		2002
	£m		£m		£m

Net interest income	836		749		698
Net fees and commissions	850		683		751
Other operating income	47		36		26

Operating income	1,733		1,468		1,475
Goodwill amortisation Other operating expenses	(64 (1,304	) )	(42 (1,096	) )	(29 (1,054	) )
Operating expenses	(1,368)		(1,138)		(1,083)

Operating profit before provisions	365		330		392
Provisions for bad and doubtful debts	(30)		(36)		(40)

Operating profit – ongoing business	335		294		352
Profit/(loss) from associated undertakings	49		17		(8)
Exceptional items	–		7		(2)

Profit on ordinary activities before tax – ongoing business	384		318		342
Contribution from closed life assurance activities	(4)		(80)		(93)

Profit on ordinary activities before tax	380		238		249

Private Clients and International profit before tax increased 60% (£142m) to £380m (2003: £238m).

The improved performance reflected good momentum in the businesses with strong income growth in both the Private Clients and International businesses. This was supported by improved market conditions together with the benefits from the acquisitions made in 2003 and the return on the prior investments in improving the client experience.

There was a significantly improved performance from the closed life assurance activities.

Private Clients

	2004		2003		2002
	£m		£m		£m

Net interest income	302		288		281
Net fees and commissions	529		394		485
Other operating income	8		4		3

Operating income	839		686		769
Goodwill amortisation Other operating expenses	(40 (696	) )	(30 (585	) )	(28 (575	) )
Operating expenses	(736)		(615)		(603)

Operating profit before provisions	103		71		166
Provisions for bad and doubtful debts	1		(3)		(2)

Operating profit – ongoing business	104		68		164
Exceptional items	–		5		(2)

Profit on ordinary activities before tax – ongoing business	104		73		162
Contribution from closed life assurance activities	(4)		(80)		(93)

Profit on ordinary activities before tax	100		(7)		69

The comparison with the prior period is impacted by the acquisitions of the Gerrard business in mid December 2003 and the retail stockbroking business of Charles Schwab Europe at the end of January 2003.

Private Clients profit before tax for the ongoing business increased 42% (£31m) to £104m (2003: £73m). There was a significantly improved performance from the closed life assurance activities.

Operating income increased 22% (£153m) to £839m (2003: £686m).

Net interest income increased 5% (£14m) to £302m (2003: £288m). Total average loans increased 31% to £3.8bn (2003: £2.9bn). Total average customer deposits increased 4% to £21.4bn (2003: £20.6bn). Good income growth from offshore corporate deposits and loans in International and Private Banking reflected the benefit of investment in relationship managers and internet-based offerings, partially offset by adverse exchange rate movements. Deposit margins improved slightly and were partially offset by lower lending margins.

Net fees and commissions increased 34% (£135m) to £529m (2003: £394m). Excluding the contribution from Gerrard, net fees and commissions increased 8%. Business volumes improved as higher average equity market levels contributed to increased sales of investment products and higher fund management fees. The average level of the FTSE 100 Index was 12% higher at 4,522 (2003: 4,051). Stockbroking fee income increased 6% reflecting the benefits of the integration of Charles Schwab Europe as well as improved market conditions. Although headline average daily deal volumes in UK retail stockbroking decreased to 7,800 (2003: 8,200), a more favourable product mix, including an increase in higher margin deals, more than compensated for the lower volume. Fee income in Private Banking increased 13%, reflecting the impact of additional private bankers and new product launches.

Barclays PLC Annual Report 2004

Operating expenses increased 20% (£121m) to £736m (2003: £615m). Excluding the Gerrard business, operating expenses remained broadly flat. Cost savings resulting from reduced restructuring costs and cost synergies from Charles Schwab Europe enabled increased investment in product development and customer service in International and Private Banking and in Wealth Solutions.

Total customer funds, comprising customer deposits and assets under management, increased to £77bn (2003: £75bn). Growth in new business and the impact of the rising stock market were partly offset by adverse exchange rate movements. In October 2004, a multi-manager product was launched, which had £1.6bn of assets under management at the year-end.

The contribution from the closed life assurance activities was a loss of £4m (2003: loss of £80m). The impact of stronger stock markets, improved investment performance and better persistency levels largely offset the costs of £97m (2003: £95m) relating to redress for customers in respect of sales of endowment policies. The loss of £4m is reflected in the Group’s results as a gain of £49m (2003: loss of £40m) within other operating income offset by a reduction of £53m (2003: £40m) within net interest income.

Private Clients profit before tax for the ongoing business in 2003 fell 55% to £73m (2002: £162m).

Net interest income in 2003 increased 3% to £288m (2002: £281m).

Net fees and commissions from the ongoing business in 2003 decreased 19% to £394m (2002: £485m). This reflected the impact of lower average equity market levels in 2003 on sales of investment products and on fund management fees. The average level of the FTSE 100 Index was 12% lower than in the prior year at 4,051 (2002: 4,599). Fee income improved significantly in the second half of 2003, reflecting volume growth and the recovery in equity markets towards the year-end. Average daily deal volumes in UK retail stockbroking, including the Charles Schwab Europe business acquired in January 2003, increased to 8,200 (2002: 6,300).

Operating expenses in 2003 increased 2% to £615m (2002: £603m). This was mainly due to the inclusion of costs relating to the Charles Schwab Europe business, including related integration costs, plus additional pensions costs in 2003. Offsetting this was the impact of lower sales volumes and savings resulting from tight management control of costs. Operating expenses included goodwill amortisation of £30m (2002: £28m).

International

	2004		2003		2002
	£m		£m		£m

Net interest income	534		461		417
Net fees and commissions	321		289		266
Other operating income	39		32		23

Operating income	894		782		706
Goodwill amortisation Other operating expenses	(24 (608	) )	(12 (511	) )	(1 (479	) )
Operating expenses	(632)		(523)		(480)

Operating profit before provisions	262		259		226
Provisions for bad and doubtful debts	(31)		(33)		(38)

Operating profit	231		226		188
Profit from associated undertakings	49		17		(8)
Exceptional items	–		2		–

Profit on ordinary activities before tax	280		245		180

The comparison with the prior period is impacted by the acquisition of Banco Zaragozano in July 2003.

International profit before tax increased 14% (£35m) to £280m (2003: £245m) reflecting good growth in all businesses.

Operating income increased 14% (£112m) to £894m (2003: £782m). Net revenue (operating income less provisions) increased 15% (£114m) to £863m (2003: £749m).

Net interest income increased 16% (£73m) to £534m (2003: £461m) as a result of the inclusion of Banco Zaragozano and good balance growth in Spain, Africa and Italy.

Total average customer deposits increased 18% to £9.4bn (2003: £8bn), resulting from both the inclusion of Banco Zaragozano and strong organic growth in Spain and Africa.

Total average loans increased 48% to £18.3bn (2003: £12.4bn), reflecting strong growth across the portfolio and the inclusion of Banco Zaragozano for a full year in 2004. Mortgage balance growth in Europe was very strong with balances up 39%. Average lending balances in Africa increased 25%. Overall lending margins reduced mainly due to the impact of mortgage growth on the product mix.

Net fees and commissions increased 11% (£32m) to £321m (2003: £289m), with the majority of the increase reflecting the inclusion of Banco Zaragozano. There was a strong performance in France and Spain from increased fund management related fees. Spain’s total assets under management increased by 27%.

Operating expenses increased 21% (£109m) to £632m (2003: £523m) with the majority of the increase attributable to the inclusion of Banco Zaragozano. Investment in the development of new products and in enhancing the customer experience remained high across the portfolio.

Financial review
Analysis of results by business

Provisions decreased 6% (£2m) to £31m (2003: £33m).

Barclays Spain (including Banco Zaragozano) profit before tax declined 2% overall, after accounting for integration costs of €62m (2003: €12m) and goodwill of €32m (2003: €15m), with the increase in goodwill between 2003 and 2004 reflecting the first full year of charge. The retention rate of Banco Zaragozano customers has been high and Barclays products were successfully introduced to the customer base. The integration is well ahead of schedule.

Openplan in Spain continued its successful growth and it has been popular with the customers of Banco Zaragozano: total customer numbers at the end of 2004 were 47,000 (2003: 35,000), mortgage balances were €7.8bn (2003: €4.8bn) and savings balances were €1.5bn (2003: €1bn). Openplan also continued to grow in Portugal, with 8,900 customers at 31st December (2003: 6,200) and total balances up 44% to €1.3bn (2003: €0.9bn). This was supported by ongoing investment in new branches. In October 2004, Openplan was launched in France.

Profit before tax in Africa and the Middle East increased 13% to £126m (2003: £112m) driven by strong growth in corporate balances, particularly in South Africa, together with reduced restructuring costs.

The profit from associated undertakings reflected the contribution from FirstCaribbean. The improved performance reflected the delivery of synergies arising from the merger which created FirstCaribbean, together with good underlying growth in customer activity. The results of FirstCaribbean included a gain of £28m on the sale of shares held in Republic Bank Limited.

International profit before tax in 2003 increased by 36% to £245m (2002: £180m).

On 11th October 2002, the Caribbean businesses of Barclays and Canadian Imperial Bank of Commerce were combined to form FirstCaribbean International Bank Ltd, and the interest in FirstCaribbean has been accounted for as an associated undertaking thereafter.

Net interest income in 2003 increased by 11% to £461m (2002: £417m), mainly reflecting the success of Openplan in Spain, growth in lending and deposit volumes together with the acquisition of BNPI Mauritius in Africa, and the inclusion of income relating to Banco Zaragozano, acquired in July 2003. These factors more than offset the absence of the contribution from the Caribbean business in 2003.

Net fees and commissions in 2003 increased by 9% to £289m (2002: £266m). This was due to balance sheet growth in Spain and Africa in addition to the contributions from BNPI Mauritius and Banco Zaragozano.

Operating expenses in 2003 increased by 9% to £523m (2002: £480m). This reflected the inclusion of costs relating to Banco Zaragozano, and additional costs in Africa relating to increased infrastructure investment, further development of the business and costs of relocating the Head office to Johannesburg. Partially offsetting this was the absence of costs relating to the Caribbean in 2003.

Provisions in 2003 decreased by 13% to £33m (2002: £38m), mainly reflecting the impact of the Caribbean transaction.

Barclaycard

	2004		2003		2002
	£m		£m		£m

Net interest income	1,600		1,555		1,354
Net fees and commissions	764		673		585
Other operating income	–		–		1

Operating income	2,364		2,228		1,940
Goodwill amortisation Other operating expenses	(41 (806	) )	(38 (761	) )	(26 (636	) )
Operating expenses	(847)		(799)		(662)

Operating profit before provisions	1,517		1,429		1,278
Provisions for bad and doubtful debts	(761)		(708)		(663)

Operating profit	756		721		615
Profit/(loss) from joint ventures	4		2		(4)
Exceptional items	–		–		2

Profit on ordinary activities before tax	760		723		613

Barclaycard profit before tax increased 5% (£37m) to £760m (2003: £723m).

Operating income increased 6% (£136m) to £2,364m (2003: £2,228m). Net revenue (operating income less provisions) increased 5% (£83m) to £1,603m (2003: £1,520m). A high level of recruitment of UK retail card customers continued at 1.33m (2003: 1.55m).

Net interest income increased 3% (£45m) to £1,600m (2003: £1,555m) reflecting growth in UK average extended credit balances, up 11% to £8.2bn (2003: £7.4bn) and higher UK average loan balances, up 11% to £9.4bn (2003: £8.5bn). Margins in the consumer lending business remained broadly stable whereas margins in UK cards decreased, reflecting higher funding costs and the impact of increased balance transfer activity at promotional rates.

Net fees and commissions increased 14% (£91m) to £764m (2003: £673m) as a result of the continued growth in the credit card and consumer lending businesses and good volume growth within the merchant acquiring business.

Operating expenses rose 6% (£48m) to £847m (2003: £799m). The increase reflected investment in Barclaycard International and brand related investment in the UK.

Provisions increased 7% (£53m) to £761m (2003: £708m). This increase was lower than the growth in assets and reflected the continued benefit of improved collections activity. Non-performing loan balances increased but at a significantly lower rate than the growth in assets. Delinquency levels as a percentage of outstandings for both Barclaycard branded credit cards and for Barclayloan were stable.

In the UK, particularly strong performances from the Monument and FirstPlus businesses, together with Barclaycard Business, more than offset the margin pressure and brand investment in the Barclaycard branded card activities.

Barclays PLC Annual Report 2004

Barclaycard International made good progress with its growth strategy. Profit before tax increased to £8m (2003: £4m). Income increased 30% due to the growth in average extended credit balances, up 28% to £882m (2003: £689m). The number of Barclaycard International cards in issue rose to 2.9m (2003: 1.7m). Barclaycard established a presence in the US credit card market through the acquisition of the Juniper Financial Corporation in December 2004. Juniper is a US credit card issuer with US$1.4bn in receivables and 1 million cards in issue. In 2004, Juniper contributed a loss of £2m, for the month of December, in line with expectations at the time of the acquisition.

Barclaycard profit before tax in 2003 increased 18% to £723m (2002: £613m).

Net interest income in 2003 increased 15% to £1,555m (2002: £1,354m). This was mainly due to good growth in average UK extended credit balances, up 14% to £7.4bn (2002: £6.5bn).

Net fees and commissions in 2003 increased 15% to £673m (2002: £585m), as a result of higher cardholder activity and good volume growth within the merchant acquiring business.

Operating expenses in 2003 increased by 21% to £799m (2002: £662m). The increase reflected higher business volumes and greater marketing spend coupled with increased strategic investment spend as Barclaycard enhanced operational capability. Included in operating expenses was goodwill of £38m (2002: £26m).

Provisions in 2003 increased 7% to £708m (2002: £663m).

Barclays Capital

	2004	2003	2002
	£m	£m	£m

Net interest income	1,006	1,024	939
Dealing profits	1,469	1,042	828
Net fees and commissions	611	551	481
Other operating income	295	109	78

Operating income	3,381	2,726	2,326
Goodwill amortisation Other operating expenses	– (2,237)	– (1,638)	(2 (1,345	) )
Operating expenses	(2,237)	(1,638)	(1,347)

Operating profit before provisions	1,144	1,088	979
Provisions for bad and doubtful debts	(102)	(253)	(334)

Operating profit	1,042	835	645
Profit from associated undertakings	–	1	1

Profit on ordinary activities before tax	1,042	836	646

Barclays Capital profit before tax increased 25% (£206m) to £1,042m (2003: £836m), as a result of very strong operating income growth and the continued improvement in the credit environment. The very strong performance was driven by growth in business volumes and client activity levels. Net revenue (operating income less provisions) increased 33% (£806m) to £3,279m (2003: £2,473m).

Operating income increased 24% (£655m) to a record £3,381m (2003: £2,726m) as a result of strong growth across most of the product areas in Rates and Credit. Income by product continued to diversify with the strongest growth delivered by credit products and equity related products. Regional growth was broadly based with particularly strong results in the US and Asia. Average DVaR increased to £34m (2003: £26m). Period end DvaR was £32m (2003: £37m).

Secondary income, comprising dealing profits and net interest income, is mainly generated from providing client risk management solutions. This increased 20% (£409m) to £2,475m (2003: £2,066m).

Dealing profits increased 41% (£427m) to £1,469m (2003: £1,042m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity across a broad range of products and the continued benefit of recent headcount investments in product depth and geographic reach. Net interest income fell 2% (£18m) to £1,006m (2003: £1,024m) driven by lower contributions from money markets due to the reduced size of the book.

Primary income, comprising net fees and commissions from advisory and origination activities, grew 11% (£60m) to £611m (2003: £551m). Securitisation, structured bonds and leveraged finance grew significantly, more than offsetting lower market activity by corporates. Net fees and commissions included £63m (2003: £89m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other operating income increased to £295m (2003: £109m) as a result of a number of private equity realisations and structured capital markets transactions.

Operating expenses increased 37% (£599m) to £2,237m (2003: £1,638m) due to the execution of the business expansion plan and an increase in performance related pay. Business as usual costs increased significantly, reflecting higher volumes and the growth in staff numbers. Revenue related costs increased due to the strong profit performance. The recruitment of staff to expand product, client coverage and distribution capabilities resulted in significantly higher strategic investment costs. The ratio of total costs to net revenue and staff costs to net revenue both increased by 2% to 68% and 55% respectively. Approximately half of the total costs comprised performance related pay, discretionary investment spend and short-term contractor resource.

Total headcount increased by 2,000 to 7,800 (2003: 5,800). Almost a third were in the front office, mainly in Europe and the US. Approximately half of the increase was directed at strengthening the back office and control functions. The remainder related to contract staff, mainly in technology, which ensured that the support platform could be developed whilst maintaining flexibility. Barclays Capital accelerated targeted investments in revenue generating capabilities together with a strengthening of the control and support environment. This investment has expanded the scope of the product offering, building new income streams from commercial and residential mortgage backed securities and home equity loans. Existing offerings in commodities trading and equity related products were extended to the US and client channels continued to be extended in Europe, the US and Asia.

Financial review
Analysis of results by business

Provisions fell 60% (£151m) to £102m (2003: £253m), reflecting the significant decline in non-performing and potential problem loan balances as a result of a more stable wholesale credit environment.

Profit before tax in 2003 increased 29% to £836m (2002: £646m), due to very strong operating income growth and an improving credit environment. Revenue related costs increased with the strong performance.

Operating income increased 17% to £2,726m (2002: £2,326m) reflecting broadly based growth across most products in Rates and Credit. Secondary income increased 17% to £2,066m (2002: £1,767m) driven by strong growth in dealing profits. Primary income grew 15% to £551m (2002: £481m) with good performances across the Credit businesses.

Operating expenses grew 22% to £1,638m (2002: £1,347m) reflecting increased revenue related costs due to the strong financial performance and growth in BAU costs associated with higher business volumes and front-office hiring.

Provisions fell 24% to £253m (2002: £334m) reflecting ongoing improvements in the quality of the loan book and the recovery in the large corporate credit environment.

Barclays Global Investors

	2004		2003		2002
	£m		£m		£m

Net interest income	5		9		9
Net fees and commissions	882		662		538
Other operating income	6		1		–

Operating income	893		672		547
Goodwill amortisation Other operating expenses	(18 (545	) )	(13 (480	) )	(13 (439	) )
Operating expenses	(563)		(493)		(452)

Operating profit	330		179		95

Loss from joint ventures	(2)		(1)		(1)
Exceptional items	1		–		–

Profit on ordinary activities before tax	329		178		94

Barclays Global Investors (BGI) delivered another year of record performance. Profit before tax increased 85% (£151m) to £329m (2003: £178m) reflecting substantial income growth and continued discipline in cost management. Foreign exchange movements impacted growth in income and costs. Approximately 55% of income is generated in the US and 31% in the UK and continental Europe.

Net fees and commissions increased 33% (£220m) to £882m (2003: £662m), with strong income generation across both the active and index businesses and particularly in investment management fees. These resulted from strong net new sales, growth in sales of higher margin products and stronger global equity markets, partially offset by adverse foreign exchange movements. Securities lending income growth was also very strong, benefiting from increased volumes.

Successful income generation continued across a diverse range of products, distribution channels and geographies and active product investment performance remained strong. BGI’s commitment to innovation continued as a number of iShare (Exchange Traded Funds) products were launched during 2004. There was significant growth in global iShares with assets under management up 88% to US$130bn at the year-end.

Operating expenses increased 14% (£70m) to £563m (2003: £493m) primarily as a result of higher performance based expenses and benefited from foreign exchange movements.

Total assets under management increased 19% (£111bn) to £709bn (2003: £598bn). The growth included the significant generation of net new assets of £65bn. An increase of £97bn attributable to market movements was partially offset by £51bn of adverse exchange rate movements.

Barclays Global Investors profit before tax in 2003 increased 89% (£84m) to £178m (2002: £94m) and reflected very strong top-line income growth and good control of costs.

Net fees and commissions in 2003 increased 23% (£124m) to £662m (2002: £538m), reflecting good income generation across a diverse range of products, distribution channels and geographies. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in the sales of higher margin products, good investment performance and the recovery of equity markets towards the year end, which more than compensated for the adverse impact of foreign exchange translation movements.

Operating expenses in 2003 increased by 9% (£41m) to £493m (2002: £452m) due to higher revenue related costs, partly offset by the impact of foreign exchange translation movements.

Head office functions and other operations

	2004	2003 (a)	2002 (a)
	£m	£m	£m

Head office functions and central items	(201)	(192)	(155)
Transition businesses	7	(25)	(125)
Restructuring costs	(12)	(16)	(21)

Loss on ordinary activities before tax	(206)	(233)	(301)

Note
(a)	Comparative figures have been restated to reflect the aggregation of Head office functions and other operations, which were formerly reported separately.

Head office functions and central items costs increased 5% (£9m) to a loss of £201m (2003: loss £192m). Central items included internal fees charged by Barclays Capital for structured capital market activities of £63m (2003: £89m).

The improved performance of Transition Businesses, from a loss of £25m to a profit of £7m, primarily reflected provisions released in the current year.

Head office functions and central items costs increased in 2003 by 24% (£37m) to a loss of £192m (2002: loss £155m).

The improved performance of Transition Businesses, from a loss in 2002 of £125m to a loss in 2003 of £25m, primarily reflected a reduced provisions charge in respect of various South American Corporate Banking exposures.

Barclays PLC Annual Report 2004

Financial review

Total assets and liabilities and capital resources

Total Assets and Liabilities

550
500
450
400
350
300
250
200
150
100
50
0
£bn
2002
2003
2004
403
443
522
Assets
Weighted risk assets

Total Assets and Weighted Risk Assets
The Group’s balance sheet increased 18% (£78.8bn) to £522.1bn (2003: £443.3bn). Weighted risk assets increased 16% (£29.6bn) to £218.6bn (2003: £189bn).

UK Banking total assets increased 8% to £122.4bn (2003: £113.7bn). Weighted risk assets increased 9% to £91.9bn (2003: £84.5bn).

UK Retail Banking total assets increased 3% to £71.6bn (2003: £69.7bn) and weighted risk assets increased 4% to £37.1bn (2003: £35.8bn). This was mainly attributable to growth in the UK residential mortgage portfolio, up 3% to £61.7bn (2003: £59.8bn).

UK Business Banking total assets increased 15% to £50.8bn (2003: £44bn) and weighted risk assets increased 13% to £54.8bn (2003: £48.6bn). This reflected strong growth in lending balances.

Private Clients and International total assets (excluding the assets of the closed life assurance activities) increased 14% to £31bn (2003: £27.2bn), and weighted risk assets increased 28% to £23.3bn (2003: £18.2bn). This was mainly attributable to growth in customer loans in Spain, Italy and Africa.

Barclaycard total assets increased 14% to £23.4bn (2003: £20.6bn) reflecting growth in the credit card and consumer lending business and the acquisition of Juniper. Weighted risk assets increased 10% to £20.2bn (2003: £18.3bn).

Barclays Capital total assets increased 24% to £332.6bn (2003: £268.7bn) due to increases in debt securities and fully collateralised reverse repos as the expansion of the business continued. Total weighted risk assets increased 23% to £79.9bn (2003: £65.1bn), reflecting increased business volumes and the expansion of credit trading, credit derivatives and residential and commercial mortgage backed securities to meet client demands.

Capital Resources
The Group manages both its debt and equity capital actively. The Group’s authority to buy-back equity was renewed at the 2004 AGM to provide additional flexibility in the management of the Group’s capital resources.

	2004	2003	2002
	£m	£m	£m

Barclays PLC Group
Shareholders’ funds	17,417	16,374	15,146
Minority interests: non-equity	690	–	–
Minority interests: equity	211	283	156

	18,318	16,657	15,302
Undated loan capital	6,149	6,310	6,678
Dated loan capital	6,128	6,029	4,859

Total capital resources	30,595	28,996	26,839

Total capital resources increased in the year by £1,599m.

Shareholders’ funds increased by £1,043m, reflecting profit retentions of £1,730m, net proceeds of share issues of £114m and gains arising from transactions with third parties which are reflected in the statement of recognised gains and losses of £13m; offset by share repurchases of £699m, an increase in treasury and ESOP shares of £53m, exchange rate losses of £58m.

Non-equity minority interests reflected the issue by Barclays Bank PLC of €1bn (£688m) of non-cumulative preference shares on 8th December 2004 and an additional £2m of profits attributable to these non-equity minority interests at the year-end.

Loan capital decreased by £62m reflecting raisings of £774m, more than offset by redemptions of £611m, exchange rate movements of £224m and amortisation of issue expenses of £1m.

	2004	2003	2002
	£m	£m	£m

Barclays Bank PLC Group
Shareholders’ funds: equity	17,581	16,485	15,205
Shareholders’ funds: non-equity	690	–	–
Minority interests: equity	211	283	156

	18,482	16,768	15,361
Undated loan capital	6,149	6,310	6,678
Dated loan capital	6,128	6,029	4,859

Total capital resources	30,759	29,107	26,898

Capital resources for Barclays Bank PLC Group differ from Barclays PLC Group by £164m (2003: £111m).

Financial review
Total assets and liabilities and capital resources

Capital ratios
Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Union on Banking Supervision (the Basel Committee) and European Union Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

These techniques include the risk asset ratio calculation, which the FSA regards as a key supervisory tool. The FSA sets ratio requirements for individual banks in the UK at or above the internationally agreed minimum of 8%. The ratio calculation involves the application of designated risk weightings to reflect an estimate of credit, market and other risks associated with broad categories of transactions and counterparties. Regulatory guidelines define three ‘Tiers’ of capital resources. Tier 1 capital, comprising mainly shareholders’ funds and including Reserve Capital Instruments and Tier One Notes, is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 2 capital can also be used to support both trading and banking activities. Tier 3 capital also comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital.

The following tables set out the calculated capital ratios and the weighted risk assets and regulatory capital resources on which they were based as at 31st December:

Capital ratios
	2004		2003		2002
	Barclays	Barclays	Barclays	Barclays	Barclays	Barclays
	PLC	Bank PLC	PLC	Bank PLC	PLC	Bank PLC
	Group	Group	Group	Group	Group	Group
	%	%	%	%	%	%

Capital ratios
Tier 1 ratio	7.6	7.6	7.9	7.9	8.2	8.2
Risk asset ratio	11.5	11.5	12.8	12.8	12.8	12.8

	2004	2003	2002
	£m	£m	£m

Weighted risk assets
Banking book
on-balance sheet	148,621	133,816	128,691
off-balance sheet	26,741	22,987	21,999
Associated undertakings and joint ventures	3,020	2,830	3,065

Total banking book	178,382	159,633	153,755

Trading book
Market risks	22,106	13,861	7,988
Counterparty and settlement risks	18,113	15,503	11,005

Total trading book	40,219	29,364	18,993

Total weighted risk assets	218,601	188,997	172,748

Barclays PLC Annual Report 2004

	2004		2003		2002
	Barclays	Barclays	Barclays	Barclays	Barclays	Barclays
	PLC	Bank PLC	PLC	Bank PLC	PLC	Bank PLC
	Group	Group	Group	Group	Group	Group
Capital resources (as defined for regulatory purposes)	£m	£m	£m	£m	£m	£m

Tier 1
Called up share capital	1,614	2,316	1,642	2,302	1,645	2,293
Eligible reserves	15,670	15,656	14,657	13,997	13,405	12,757
Minority interests
– non-equity	688	–	–	–	–	–
– equity	575	575	637	637	522	522
Reserve Capital Instruments(a)	1,627	1,627	1,705	1,705	1,771	1,771
Tier One Notes(a)	920	920	960	960	1,019	1,019
Less: goodwill	(4,432)	(4,432)	(4,607)	(4,607)	(4,158)	(4,158)

Total qualifying tier 1 capital	16,662	16,662	14,994	14,994	14,204	14,204

	2004	2003	2002
	£m	£m	£m

Tier 2
Revaluation reserves	25	25	25
General provisions	564	795	737
Qualifying subordinated liabilities(b)
Undated loan capital	3,573	3,636	3,854
Dated loan capital	5,647	5,652	4,573
Other(c)	2	2	2

Total qualifying Tier 2 capital	9,811	10,110	9,191

Tier 3: short-term subordinated liabilities(b)	286	280	203

Less: supervisory deductions
Investments not consolidated for supervisory purposes(d)	(1,047)	(979)	(1,288)
Other deductions	(496)	(182)	(119)

Total deductions	(1,543)	(1,161)	(1,407)

Total net capital resources	25,216	24,223	22,191

Notes
(a)	Reserve Capital Instruments (RCIs) and Tier One Notes (TONs) are included in undated loan capital in the consolidated balance sheet.

(b)	Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

(c)	Comprises revaluation reserves attributable to minorities £2m (2003: £2m, 2002: £2m).

(d)	Includes £610m (2003: £478m, 2002: £867m) of shareholders’ interest in the retail life-fund.

Net capital resources grew by 4.1% (£1bn). Tier 1 capital rose by £1.7bn with retained profits of £1.7bn and the issue of £0.7bn of preference shares being offset by share repurchases of £0.7bn. Tier 2 capital fell by 3% (£0.3bn) and tier 3 capital remained broadly as reported at 31st December 2003. Supervisory deductions increased by £0.4bn.

The overall growth in weighted risk assets of £29.6bn comprised trading book weighted assets growth of 37% (£10.9bn) and banking book weighted assets of 11.7% (£18.7bn).

The risk asset ratio was 11.5% (2003: 12.8%). The tier 1 ratio was 7.6% (2003: 7.9%).

Financial review

Deposits and short-term borrowings

Deposits

	Average: year ended 31st December
	2004	2003	2002
	£m	£m	£m

Deposits by banks
Offices in the United Kingdom	46,835	41,034	31,966
Offices outside the United Kingdom:
Other European Union	3,511	2,696	1,894
United States	946	597	2,213
Rest of the World	12,170	6,815	4,909

	63,462	51,142	40,982

Customer accounts
Offices in the United Kingdom	176,137	170,689	145,192
Offices outside the United Kingdom:
Other European Union	8,485	6,935	5,418
United States	6,447	3,671	3,964
Rest of the World	8,568	6,827	9,188

	199,637	188,122	163,762

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

A further analysis of Deposits by banks and Customer accounts is given in Note 23 and Note 24 to the accounts on page 143.

Short-term Borrowings
Short-term borrowings include Deposits by banks as reported in ‘Deposits’, Commercial paper and negotiable certificates of Deposit.

Deposits by banks (excluding trading business)
Deposits by banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2004	2003	2002
	£m	£m	£m

Year-end balance	74,211	57,641	48,751
Average balance	63,279	51,059	40,788
Maximum balance	93,809	77,195	56,414
Average interest rate during year	2.4%	2.3%	2.9%
Year-end interest rate	2.9%	2.5%	2.6%

Commercial paper
Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2004	2003	2002
	£m	£m	£m

Year-end balance	8,688	4,426	5,192
Average balance	6,828	3,288	4,818
Maximum balance	9,381	6,284	5,234
Average interest rate during year	1.8%	1.1%	2.0%
Year-end interest rate	2.2%	1.6%	1.6%

Negotiable certificates of deposit
Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than $100,000.

	2004	2003	2002
	£m	£m	£m

Year-end balance	37,213	28,536	30,045
Average balance	35,409	33,013	27,111
Maximum balance	44,934	40,274	36,780
Average interest rate during year	2.2%	2.2%	3.3%
Year-end interest rate	2.8%	2.1%	2.8%

Barclays PLC Annual Report 2004

Financial review

Securities

Securities
The following table analyses the book value and valuation of securities.

	2004		2003		2002
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m	£m	£m

Investment securities
Debt securities:
United Kingdom government	19	19	565	621	1,465	1,496
Other government	11,858	12,051	16,347	16,772	18,963	19,564
Other public bodies	21	21	78	79	17	17
Mortgage-backed securities	6,563	6,537	3,074	3,077	4,693	4,704
Corporate issuers	15,765	15,796	13,826	13,966	12,601	12,666
Other issuers	5,531	5,547	3,691	3,695	2,529	2,530
Equity shares	1,293	1,513	954	1,134	505	509

	41,050	41,484	38,535	39,344	40,773	41,486
Other securities
Debt securities:
United Kingdom government	2,567	2,567	2,084	2,084	1,025	1,025
Other government	37,438	37,438	28,011	28,011	25,385	25,385
Other public bodies	8,177	8,177	4,513	4,513	2,438	2,438
Bank and building society certificates of deposit	7,063	7,063	5,796	5,796	12,027	12,027
Other issuers	32,426	32,426	19,408	19,408	13,086	13,086
Equity shares	10,873	10,873	6,905	6,905	2,624	2,624

	139,594	140,028	105,252	106,061	97,358	98,071

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

A further analysis of the book value and valuation of securities is given in Notes 16 and 17 to the accounts on pages 137 and 138.

Financial review
Securities

In addition to UK government securities shown above, at 31st December 2004 and 2003 the Group held the following government securities which exceeded 10% of shareholders’ funds.

	2004		2003
	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m

United States government securities	14,334	14,349	10,155	10,203
Japanese government securities	8,494	8,512	9,802	9,806
Italian government securities	6,900	6,930	5,770	5,835
German government securities	6,215	6,229	4,468	4,504
French government securities	3,035	3,035	2,674	2,697
Spanish government securities	2,597	2,631	2,594	2,650

Maturities and yield of investment debt securities

	Maturing within		Maturing after one but		Maturing after five but		Maturing after
	one year:		within five years:		within ten years:		ten years:
										Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	yield
	£m	%	£m	%	£m	%	£m	%	£m	%

Government	2,271	3.1	5,660	3.5	3,609	3.9	337	0.8	11,877	3.5
Other public bodies	9	–	12	–	–	–	–	–	21	–
Other issuers	9,080	3.7	13,883	2.8	670	4.4	4,226	3.7	27,859	3.3

Total book value	11,360	3.6	19,555	3.0	4,279	4.0	4,563	3.5	39,757	3.3

Total valuation	11,379		19,660		4,346		4,586		39,971

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2004 by the book value of securities held at that date. Yields on certain US securities, which are exempt from tax, have been calculated using interest income adjusted to reflect a taxable equivalent basis.

Barclays PLC Annual Report 2004

Financial review

Life assurance business

Life Assurance business

The Group has life businesses operating in the UK and through its French and Spanish subsidiaries in Spain, Portugal and France. The UK company has ceased to accept new business applications and did not write with profits contracts previously. The French and Spanish subsidiaries offer a diverse range of insurance products. As discussed in the section on Future UK accounting developments on page 115, the Group is expanding its disclosure in respect of the life business, in line with the Memorandum of Understanding entered into by the Accounting Standards Board, together with the Association of British Insurers and major insurers and bancassurers in the banking industry, following the publication of FRS 27 in December 2004.

Options and Guarantees

The Group’s life contracts do not contain options or guarantees that could confer material risk upon the company.

Capital position statement

Available capital resources for life business:	£m

Total shareholders’ funds in the life business	276
Fund for Future Appropriations (FFA) and other sources of capital	–
Conversion to regulatory basis	8

Total available capital resources	284
Less: surplus	(154)

Capital resource requirement	130

Reconciliation of capital resources:	£m

Shareholder capital available for life business (see above table)	284
Shareholders’ funds attributed to other businesses	17,133

Total shareholders’ funds (see Note 33 on page 153)	17,417

FFA and other capital resources available for life business (see above table)	–
Other capital resources attributable to other businesses	13,178

Total other capital resources	13,178

Total capital resources	30,595

Capital management and constraints on the transfer of capital

Capital resource requirements are assessed at company level in accordance with local laws and regulations. However, the aim is that each life fund should be able to meet its own liabilities. In the event that this should not be the case, shareholders’ funds attributed to businesses other than Life Insurance are available to meet liabilities of life business to the extent that they otherwise cannot be met. Conversely, there are some constraints in moving capital out of the life funds.

During 2003, Barclays restructured its UK retail life assurance businesses. This resulted in the transfer of Barclays Life to Woolwich Life, subsequently renamed Barclays Life, and the establishment of a reinsurance arrangement with Barclays Reinsurance Dublin Limited, a new subsidiary of Barclays Life. Under this arrangement Barclays Reinsurance Dublin Limited raised finance via a contingent loan which was ultimately funded partly by investors external to the Group and partly by the Group.

The capital management objective is to ensure that sufficient capital is in place to meet liabilities as they fall due. This is supported by risk management policies designed to manage key risks to the life business:

•	Credit risk;
•	Market risk;
•	Liquidity risk;
•	Operational risk; and
•	Insurance risk.

In managing risk, management considers the impact of key assumptions. Included in the capital management policies are the requirements to:

•	manage credit risk by adopting prudent parameters as constraints for investment managers and by diversifying reinsurance amongst a selection of well capitalised providers; and
•	hold a suitably diversified portfolio of admissible assets of a value sufficient to cover technical provisions and of appropriate currency, term, safety and yield to ensure that cash inflows from those assets will be sufficient to meet expected cash flows from its insurance liabilities as they fall due.

Although there are a number of factors influencing the capital position of the life business, the key factors include equity risk, inflation risk, mortality shock, and morbidity shock.

Liabilities are sensitive to a downturn in the economy and the investment market, such as increased mortgage protection claims, policy lapses and surrenders at a time when it is difficult to liquidate assets. Barclays has a policy to choose assets to match the nature and the term of the liability and this policy would continue to be applied to any changes in market conditions.

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

Further details on these guarantees are provided in Note 52 on page 207.

Special purpose entities

The off balance sheet arrangements entered into by the Group typically involve the use of special purpose entities (SPEs).

These are entities that are set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These entities form an integral part of many financial markets, and are important to the development of the securitisation markets and functioning of the US commercial paper market.

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

An SPE is consolidated by the Group either if it meets the criteria of FRS 2 (Accounting for subsidiaries), or if the risk and rewards associated with the SPE reside with the Group, such that the substance of the relationship is that of a subsidiary. Financial data relating to entities consolidated on this latter basis is given in Note 47 on page 173.

US GAAP treatment

Under US GAAP, the Group determines whether it has a controlling financial interest in an entity by initially evaluating whether the entity is a variable interest entity (VIE), voting interest entity, or a qualifying special purpose entity (QSPE).

As defined in FASB interpretation (FIN) 46-R (Consolidation of Variable Interest Entities), VIEs are entities which lack one or more of the characteristics of a voting interest entity described below. FIN 46-R states that a controlling financial interest in an entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary under FIN 46-R. Accordingly, the Group consolidates all VIEs in which it is the primary beneficiary, as described in Note 52.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are evaluated for consolidation in accordance with Accounting Research Bulletin (ARB) 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

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

Commercial paper conduits

The Group provides its clients with access to liquidity through the use of asset backed commercial paper programmes. These programmes involve the sale of financial assets by clients to entities which are, in effect, commercial paper conduits that then issue commercial paper to fund the purchases. The financial assets held by the conduits, which totalled £12,404m (2003: £12,650m) at 31st December 2004, normally take the form of consumer or trade receivables. Of the above amount, assets held by the conduits which have been originated by the Group amounted to £68m (2003: £192m) and have been reported on the Group’s balance sheet under UK GAAP. The remainder represents client assets in which the Group has no interest and which are not reported on the Group’s balance sheet at 31st December 2004. Certain administrative activities and the provision of liquidity and credit facilities to the programmes are performed by the Group under arm’s-length contracts that it, or the conduit’s independent board of directors, can terminate. Net fees received by the Group for performing these services amounted to £53m (2003: £58m). Under US GAAP these conduits are consolidated by the Group. This has minimal impact on net income, although assets increase by £12,336m (2003: £2,845m). The commitments to provide liquidity to these vehicles are a maximum of £16,296m, which would be required to be provided in the event of the conduits’ access to funding markets being restricted.

Further details of these transactions are provided in Note 52 on pages 202 and 203.

Credit structuring business

The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPEs,

Barclays PLC Annual Report 2004

often using credit derivative contracts. The assets are funded by issuing securities with varying terms. In accordance with UK GAAP, the Group does not recognise the assets and liabilities of these entities in its balance sheet once the securities that represent substantially all the risks and rewards associated with the SPE have been sold to third parties. Otherwise these are recognised in full. Under UK GAAP, as at 31st December 2004, the Group had consolidated gross assets of £2,024m (2003: £2,793m) in respect of these transactions. The Group’s net income for 2004 included an £8m profit (2003: £38m) generated by the relationship with these entities. Under US GAAP, as at 31st December 2004, the Group had consolidated gross assets of £2,343m (2003: £2,877m). The summarised results of these entities under UK GAAP are given in Note 47 on page 173.

Asset securitisations

The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. The Group provides financing in the form of senior notes and/or junior notes and may also provide derivatives to the SPE. The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. Following the sale of these assets to the securitisation vehicles, the Group may retain servicing rights and an interest in the residual income of the SPEs.

Under UK GAAP, the SPEs are consolidated as quasi-subsidiaries where the Group has the risks and rewards of the transaction. Under UK GAAP, as at 31st December 2004, gross assets of £7,168m (2003: £6,717m) were consolidated. Where junior notes and certain derivative contracts are provided by the Group, the Group may be the primary beneficiary under FIN 46-R and would be required to consolidate these SPEs. Under US GAAP, as at 31st December 2004, the Group had consolidated gross assets of £3,925m (2003: £7,178m) in respect of these transactions in which the Group is determined to be the primary beneficiary. Certain of the entities used are QSPEs in accordance with SFAS 140 and, where this is the case, the securitised assets are deemed to have been sold and consolidation of the QSPE is not required. This results in the derecognition of assets of £7,660m as at 31st December 2004 (2003: £2,350m).

Further details are included in Notes 14 and 47 on pages 133 and 173.

Asset realisations

The Group establishes SPEs to facilitate the recovery of banking facilities in circumstances where the borrower has suffered financial loss. Under US GAAP, as at 31st December 2004, the Group had recognised assets of £68m (2003: £nil) in respect of the transactions. These entities are not consolidated under UK GAAP.

Client intermediation

The Group is involved in structuring transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. The Group also invests in lessor entities specifically to acquire assets for leasing.

Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

Where the Group has the risks and rewards, the SPEs are consolidated either as quasi-subsidiaries under UK GAAP or as VIEs under US GAAP, with assets of £216m as at 31st December 2004 (2003: £5,740m). Certain entities that are consolidated in accordance with FRS 2 under UK GAAP are deconsolidated under US GAAP where the Group is not the primary beneficiary. The impact on the Group’s total assets is a reduction of £2,699m (2003: £43m).

Fund management

The Group provides asset management services to a large number of investment entities on an arm’s-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors.

In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private equity, debt securities or hedge fund investment strategies. These entities have assets under management of £284m (2003: £290m). The Group has acquired interests in these entities, which are included within debt securities or equity shares, but the entities are not consolidated under UK or US GAAP because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets. Some £4m (2003: £2m) of net income relates to transactions with these entities.

The gross assets of the SPEs described above, which would require consolidation before the impact of intercompany eliminations under UK and US GAAP, are included in the table below.

	2004		2003
	Assets	Assets	Assets	Assets
	consolidated	consolidated	consolidated	consolidated
	under UK GAAP	under US GAAP	under UK GAAP	under US GAAP
	£m	£m	£m	£m

Commercial paper conduits	68	12,404	192	12,650
Credit structuring	2,024	2,343	2,793	2,877
Asset securitisations	7,168	3,925	6,717	7,178
Asset realisations	–	68	–	–
Client intermediation(a)	216	216	5,740	5,740

Note
(a)	Certain entities which are consolidated in accordance with FRS 2 under UK GAAP are deconsolidated under US GAAP where the Group is not the primary beneficiary. The impact on the Group’s total assets is a reduction of £2,699m (2003: £43m).

Further disclosure of the Group’s involvement with entities of this and similar nature under US GAAP are given in Note 52 on pages 202 and 203.

Risk management

Risk management and control – overview

Introduction

At Barclays the identification and management of risk is a high priority and is integral to the execution of our banking activity and strategy. Our approach is built on formal governance processes, relies on individual responsibility and collective oversight, uses advanced analyses, and is informed by comprehensive reporting.

Responsibility for risk resides at all levels of management, from the Board down through the organisation to individuals in offices around the world. Each business manager is accountable for managing risk in his or her business area, assisted, where appropriate, by risk specialists.

We measure the key risks and understand the viability of transactions after taking risk into account. There are defined appetites for the most important risks and we consider the risk and return on individual transactions as well as their effect on the Bank’s overall portfolio.

From a credit risk perspective, 2004 was a benign year, without the large corporate defaults of the recent past. In our consumer portfolios, the growth in credit losses was consistent with our portfolio growth and risk appetite. Risk taking in our trading activities remained within our Group market risk parameters at all times.

These favourable conditions are reflected in the provisions for bad and doubtful debts which declined from a peak of £1,484m in 2002 to £1,091m, a decline over two years of 26%. During the same period, our portfolio increased by 24%. This good outcome benefited from a much lower corporate provisions charge as well as some recovery of amounts written-off in earlier years, trends that are characteristic of the recovery phase of a credit cycle.

Barclays is growing in our product breadth, our client base and in our domestic and international markets. With this growth and with regulatory changes upon us – the US Sarbanes-Oxley Act, the Basel II Accord and the new International Financial Reporting Standards – we are making continued, significant investments in risk management and risk systems.

In 2004 we further developed our methodology for defining and setting our risk appetite, introducing new formal measurements and governance which are described later in this section. We also strengthened risk management and governance by implementing an enhanced Group Internal Control and Assurance Framework, which provides definitive guidance on governance requirements throughout the Group. Both of these were evolutionary improvements of already sound risk management.

Our aim will continue to be to grow shareholder value through taking risks that are consistent with our risk appetite and commensurate with the associated returns.

Robert Le Blanc
Risk Director

Risk Management

The pages that follow describe our approach to risk management. This first section deals with the overall approach – applicable to all risks. It is followed by material covering individual types of risk.

The narrative contains quantitative information mainly in graphical format. In most cases the same data appear in tables in a statistical section beginning on page 58.

Risk Management Process

Barclays applies a five-step approach to risk management.

Responsibilities

Direct	•	Understand the principal risks to achieving Group strategy.
	•	Establish risk appetite.
	•	Establish and communicate the risk management framework including responsibilities, authorities and key controls.

Assess	•	Establish the process for identifying and analysing business-level risks.
	•	Agree and implement measurement and reporting standards and methodologies.

Control	•	Establish key control processes and practices, including limit structures, provisioning criteria and reporting requirements.
	•	Monitor the operation of the controls and adherence to risk direction and limits.
	•	Provide early warning of control or appetite breaches.
	•	Ensure that risk management practices are appropriate for the control environment.

Report	•	Interpret and report on risk exposures, concentrations and risk-taking outcomes.
	•	Interpret and report on sensitivities and Key Risk Indicators.
	•	Communicate with external parties.

Manage and Challenge	•	Review and challenge all aspects of the Group’s risk profile.
	•	Assess new risk-return opportunities.
	•	Advise on optimising the Group’s risk profile.
	•	Review and challenge risk management practices.

Barclays PLC Annual Report 2004

Risk Responsibilities

The principal responsibilities extend throughout the organisation.

•	The Board requires that management maintains an appropriate system of internal control and reviews its effectiveness. The Board approves risk appetite and monitors the Group’s risk profile against this appetite.
•	Business leaders are responsible for the identification and management of risk in their businesses.
•	The Risk Director, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control.
•	Risk Type Heads and their teams in Central Support are responsible for risk oversight and policy.
•	Business risk teams, each under the management of a Business Risk Director, are responsible for assisting business leaders in the identification and management of their business risk profiles and for implementing appropriate risk management processes.
•	Internal Audit is responsible for the independent review of the control environment.

Matrix of risk responsibilities at Barclays

Group Board
Group Chief Executive
Internal Audit
Business Heads
Group Finance Director
Risk Director
Risk-type Heads
Business Risk Directors
Retail Credit risk
Wholesale Credit risk
Market risk
Operational risk
UK Banking
Barclaycard
Barclays Capital
Private Clients
International Retail and Commercial Banking
Barclays Global Investors

The internal control framework at Barclays is aligned with the internationally accepted standard Internal Control – Integrated Framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s principal risks are the subject of Board Governance Standards, which set out Board approved risk control requirements. Board Governance Standards exist for the following risks:

Brand Management	Liquidity
Capital Planning	Market
Corporate Responsibility	Operations
Credit	People
Financial Crime	Regulatory Compliance
Financial Reporting, Taxation and Budgeting	Change
Legal	Strategic Planning

Detailed discussion of our risk management of certain risks follows, starting with credit risk on page 35.

The management of risk at Barclays is guided and monitored by a number of committees. Each has specific functions as shown in the chart on the Governance Structure at Group Level on the next page.

Risk management
Risk management and control – overview

Governance Structure at Group Level

In addition to the committees shown in the chart, the Board established a Brand and Reputation Committee in 2004.

These committees are informed by regular and comprehensive reports. The Board Risk Committee receives a quarterly report covering all significant risk types. The Board Audit Committee receives quarterly reports on control issues of significance and half-yearly provisions and regulatory reports. Both committees also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both committees are reported to the full Board, which also receives a concise quarterly risk report.

When the new Basel II Accord is introduced, Barclays aims to achieve advanced status under all risk categories. The Group considers that the investment required to attain this status is warranted by the internal risk management improvements that will follow, the reputational benefits and the potential for greater capital efficiency.

Barclays PLC Annual Report 2004

Risk Appetite

In 2004, Barclays adopted an improved approach to the setting of risk appetite across the Group, using a more formal, quantitative methodology based on advanced risk analytics. Risk Appetite is the Group’s chosen balance of return and risk employed as we implement our business plans, recognising a range of possible outcomes. This framework, approved by the Board Risk Committee, builds on the analytical capability developed and used within Barclays since the mid 1990s.

The objectives of the risk appetite framework are to:

•	help protect the Group’s performance;
•	enable unused risk capacity to be identified and thus profitable opportunities to be highlighted;
•	improve management confidence and debate regarding our risk profile; and
•	help executive management improve control and co-ordination of risk-taking across businesses.

The Risk Appetite framework considers credit, market and operational risk and is applied using two perspectives: ‘earnings volatility’ and ‘mandate and scale’.

Earnings volatility: This takes account of the potential volatility around our forecast financial performance each year. The portfolio’s risk is measured at four representative levels:

•	expected performance (including the average credit losses based on measurements over many years);
•	a moderate stress level of loss that is likely to occur only infrequently and is meant to correspond to a macroeconomic cycle;
•	a severe stress which is much less likely but within a reasonable possibility;
•	an extreme but highly improbable level of stressed loss which is used to determine the Group’s Economic Capital.

These ascending but increasingly less likely levels of loss are illustrated in the following chart.

Risk Appetite concepts (diagram not to scale)

'Expected'
(Mean)
Moderate Stress
Severe Stress
Extreme Stress
(Economic capital)
Probability of loss
Potential size of loss in one year

At 31st December 2004, the Group’s expected credit loss in one year was £1,395m (see page 58). The Economic Capital (i.e. the loss in one year under extreme stress) for all risk types was £12.6bn, estimated with a probability of 1 in 5,000 years.

Mandate and Scale: This second perspective enables the setting of limits to control against unacceptable levels of loss that may arise as a result of portfolio concentration. It is our objective that unexpected losses remain within the scope of our communicated strategy and are of a scale that is appropriate for our Group. This perspective uses simple, descriptive measures and limits for relevant exposure types.

Overall, the Risk Appetite framework provides a basis for the allocation of risk capacity to each business. Since the level of loss at each level of probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise.

The Risk Appetite framework is designed to be:

•	simple and practical to apply by measurement and monitoring of exposures;
•	geared to risk/return where capacity is directly related to opportunity;
•	based on a top-down capacity for earnings volatility;
•	based on bottom-up identification of risk factors in each business;
•	relevant, recognising the impact and likelihood of losses;
•	aggregated across businesses where appropriate.

Stress Testing

The Risk Appetite numbers are validated by estimating our sensitivity to macroeconomic events using stress testing and scenario analysis. Changes in certain macroeconomic variables represent environmental stresses which may reveal systemic credit and market risk sensitivities in our retail and wholesale portfolios. The stresses considered include, for example, the following sensitivities:

•	Gross Domestic Product weaker;
•	employment weaker;
•	interest rates higher or lower;
•	interest rate curve shifts;
•	equity prices lower;
•	property prices weaker;
•	credit spreads wider;
•	country exposure stressed;
•	industry exposure stressed;
•	sterling stronger.

More complex scenarios, such as recessions, can be represented by combinations of variables. These scenarios allow senior management to gain a better understanding of how the Group is likely to react to changing economic and geo-political conditions. Insights gained are fully integrated into the management process and the Risk Appetite framework. These analyses and insights and the close involvement of management also provide the basis for fulfilling the stress testing requirements of the new Basel II Accord.

Risk management
Risk management and control – overview

The Application of Economic Capital

Barclays manages both its capital supply and demand for capital in order to optimise capital efficiency.

The management of the supply of capital occurs via the Group’s shareholders’ capital and statutory capital ratios as discussed on pages 99 and 100. See also the management of capital risk on page 51.

The Group assesses the internal demand for capital using its own proprietary economic capital methodology developed and refined over more than a decade. We estimate the capital needed to survive an extreme but highly improbable level of stressed loss. The calculation is based on the historical volatility of losses. Capitalisation occurs to a level sufficient to provide a high level of confidence in the Group, with the level of confidence consistent with the Group’s AA rating.

Economic capital is estimated primarily for the risks listed under Board Governance Standards on page 31 as well as insurance risk, risk associated with fixed assets, and risk in private equity investments. The Group computes and assigns economic capital by the risk categories to all operating units. This enables the Group to apply a common, consistent and additive metric to ensure that returns throughout the Group are commensurate with the associated risks. An asset attracts the same cost of capital wherever it is acquired across the Group.

Barclays estimates the correlation between risk types and calculates a diversification benefit which results in a reduction in allocated economic capital for the Group and each of the businesses.

Economic capital is fully embedded in the management culture of the Group via risk adjusted performance management (e.g. economic profit), effective targeting of resources to value creating areas, pricing tools, compensation and remuneration schemes and is integral to the Risk Appetite framework. The economic capital framework will be an important part to the Group’s implementation of the Basel II Accord.

In 2004, UK Retail Banking economic capital allocation decreased £50m to £2,200m with the impact of continued growth more than offset by the sale in 2003 of non-core assets that had previously been acquired with the Woolwich. UK Business Banking economic capital allocation decreased £50m to £2,450m as a consequence of a general improvement in the credit quality of counterparties and improved risk assessment of complex transactions.

The economic capital allocated to Private Clients (including the closed life assurance business) increased by £50m to £400m following the acquisition of Gerrard and growth of the business. International economic capital allocation increased by £200m to £1,000m reflecting the inclusion of Banco Zaragozano for a full year and growth in the Spanish business.

Barclaycard economic capital allocation increased by £250m to £2,450m due to growth in outstandings and the acquisition of Juniper.

Barclays Capital economic capital decreased by £50m to £2,100m as a result of improved wholesale credit conditions more than offsetting the increase in market risk capital driven by growth of the business.

Barclays PLC Annual Report 2004

Risk management

Credit risk management

Credit Risk Management

Credit risk is the risk that the Group’s customers, clients or counterparties will not be able or willing to pay interest, repay capital or otherwise to fulfil their contractual obligations under loan agreements or other credit facilities. Credit risk also arises through the downgrading of counterparties whose credit instruments the Group may be holding, causing the value of those assets to fall. Furthermore, credit risk is manifested as country risk where difficulties experienced by the country in which the exposure is domiciled may impede payment or reduce the value of the asset or where the counterparty may be the country itself. Settlement risk is another special form of credit risk which is the possibility that the Group may pay a counterparty – for example, a bank in a foreign exchange transaction – and fail to receive the corresponding settlement in return.

Credit risk is the Group’s largest risk and considerable resources, expertise and controls are devoted to managing it. The importance of credit risk is illustrated by noting that nearly two-thirds of risk-based economic capital is allocated to businesses for credit risks. Credit exposures arise principally in loans and advances and in irrevocable commitments to lend as shown in the following chart. During 2004, the total exposure increased to £652bn (2003: £555bn; 2002: £501bn).

Credit exposures (on and off balance sheet)
700
600
500
400
300
200
100
0
£bn
2002
2003
2004
501
555
652
OTC derivatives and LME positions(a)
Debt securities – non trading
Contingent liabilities
Debt securities – trading
Commitments to lend
Loans and advances

Note
(a)	OTC derivatives means derivatives traded bilaterally with counter parties and not through an exchange, commonly called over-the-counter derivatives. LME refers to the London Metal Exchange.

Credit Risk Management Responsibility

In managing credit risk, the Group applies the five-step risk management process and internal control framework described previously (page 30). The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Risk Director.

The Credit Risk function, led by the Credit Risk Director, provides Group-wide direction of credit risk-taking. This functional team manages the resolution of all significant credit policy issues and administers the Credit Committee which approves major credit decisions.

The principal committees that review credit risk management are the Risk Oversight Committee and the Board Risk Committee. The Board Audit Committee reviews and approves provisioning decisions.

Credit Risk Measurement

Barclays has been in the forefront of the development and use of advanced credit risk systems. These systems assist the bank in front-line credit decisions on new commitments and in managing the portfolio of existing exposures. They enable the application of consistent risk measurement across all credit exposures, retail and wholesale. The key building blocks in the measurement system, which are described below, are the probability of customer default (expressed through an internal risk rating), exposure in the event of default, and severity of loss-given-default. Using these, Barclays builds the analyses that lead to its decision support systems in the Risk Appetite context described previously.

Probability of Default: Internal Risk Ratings

Barclays assesses the credit quality and assigns an internal risk rating to all borrowers and other counterparties, including retail customers. Each internal rating corresponds to the statistical probability of a customer in that rating class defaulting within the next 12-month period. Multiple rating methodologies may be used to inform the rating decision on individual large credits. For smaller credits, a single source may suffice such as a rating model result. The table below shows the expected ranges of annual default probabilities associated with Barclays internal ratings, and an approximate relationship to certain external ratings.

Barclays Internal Credit Ratings

Barclays	Annual probability of default			S&P	Moody’s
Internal	Minimum	Mid Point	Maximum	Equivalent	Equivalent
Rating	%	%	%	Rating*	Rating*

1.2	0.02	0.025	0.04	AAA/AA+/AA	Aaa/Aa/A1

1.5	0.05	0.075	0.09	AA-/A+	A2

1.8	0.10	0.125	0.14	A/A-	A3

2.1	0.15	0.175	0.19	BBB+	Baa1

2.5	0.20	0.225	0.24	BBB+	Baa1

2.8	0.25	0.275	0.29	BBB	Baa2

3	0.30	0.450	0.59	BBB-	Baa3

4	0.60	0.900	1.19	BB+/BB/BB-	Ba1/Ba2

5	1.20	1.850	2.49	B+/B	Ba3

6	2.50	3.750	4.99	B-	B1

7	5.00	7.500	9.99	CCC+/CCC-	B2/B3

8	10.00	15.000	–	CC/C	Caa/Ca/C

*	Approximate alignment with Barclays and each other.

Exposure in the event of Default

Exposure in the event of default represents the expected level of usage of the credit facility when default occurs. At default the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. When the Group evaluates loans, it takes exposure at default into consideration, using its extensive historical experience. It recognises that customers may make heavier than average usage of their facilities as they approach default.

For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value if counterparties should fail to perform their obligations.

Barclays PLC Annual Report 2004

Risk management
Credit risk management

Severity of Loss-given-default

When a customer defaults, much of the amount outstanding on its loan or loans is usually recovered. The part that is not recovered, the actual loss, is called the loss-given-default (LGD). The severity of the loss is measured as a percentage of the amount outstanding when the default occurs.

From historical information, the Group can estimate how much is likely to be lost, on average, for various types of loans. To illustrate, loss-given-default is low for residential mortgages because of the property pledged as collateral. In contrast, LGD is about 70% for unsecured personal lending.

The level of LGD depends on the type of collateral (if any); the seniority or subordination of the exposure; the industry in which the customer operates (if a business); the jurisdiction applicable and work-out expenses. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets or whether businesses can readily be refinanced. Individual defaults show a wide range of outcomes, varying from full to nil recovery and all points in between.

Expected Loss: Risk Tendency

The three components described above – the credit rating, exposure at default and loss given default – are building blocks used in credit analysis across the entire portfolio in a variety of applications. One of those is to determine a measure of expected loss called Risk Tendency (RT).

Risk Tendency is a measure of the modelled loss for the performing loan portfolio for the forthcoming 12 months, taking into account its current composition, size and risk characteristics and previous experience over a long period with similar credit exposures.

The Risk Tendency of a loan is estimated as the product of the probability of default derived from the rating with the other components discussed above:

Risk Tendency of a loan = probability of default × expected exposure at default × loss given default.

The RT’s of individual loans are summed to produce the Risk Tendencies of the various sub-portfolios in the Group and ultimately for the whole Group. It is thus a ‘bottom-up’ measure of the inherent loss in the Group’s credit exposures. RT provides insight into the credit quality of the portfolio and assists management in tracking risk changes as the Group’s stock of credit exposures evolves in the course of business.

Many models are used in the estimation of the three components of RT in each of the Group’s businesses. The majority of the models are internally developed using Barclays own historical data and other external information. We also use externally developed models and rating tools. These are validated for use within Barclays before they are introduced. All models are validated annually to ensure their applicability to the current portfolios and credit conditions.

In interpreting Risk Tendency, the following should be borne in mind:

•	At the individual loan level many of the models take current conditions into account while others are based on conditions over several years. RT is thus to a considerable degree a point-in-time risk measure. This contrasts with a through-the-credit-cycle measure which would provide an estimate of the average loss expected over a whole cycle.
•	Risk Tendency is not a forecast of bad debt provisions. It is rather a statistical measure that gives insight into the size and quality of the loan portfolio:

–	Risk Tendency covers only the performing loans at the date of estimation and does not make allowance for subsequent growth or change in the composition of the loan book.
–	As it only considers the performing portfolio, the often significant additional charges, write-backs and recoveries arising during the year from impaired loans are not included. These items can materially affect the provisions charge to the profit and loss account.
–	The actual credit provisions charge arising from new defaults in any one year from loans that are performing at the start of the year vary significantly around the RT value. This can be due to changes during the year in the economic environment or in the business conditions in specific sectors or countries and from unpredictable or unexpected events. This applies especially in wholesale portfolios where the default of a small number of large exposures can have a significant effect on the outcome. For retail portfolios, consisting of a very large number of small exposures, the variation from RT is usually much smaller.
–	For these reasons, RT does not equate to the Group’s budget or internal forecast of provisions in the coming year.

Risk Tendency is equivalent to the Expected Loss measure that all banks who wish to qualify for the Advanced Internal Ratings Based Approach will have to disclose from 2008 under the forthcoming Basel II Accord. Barclays has published RT since its 1997 results and is the only British bank and one of the few international banks to do so.

Risk Tendency is used by the Group to inform a range of decisions, such as establishing the desired aggregate exposure levels to individual sectors, and determining pricing policy. It has also been a factor in determining the level of the general provision for loan losses. Going forward, the measurement of credit losses will be governed by IFRS (IAS 39) which will result in the reporting of specific impairment.

In 2004, Risk Tendency remained steady at £1,395m (2003: £1,390m) (see chart on next page).

RT declined in the corporate and wholesale businesses as the corporate and wholesale credit environments continued to improve and as potential problem loans declined significantly.

In International, RT decreased £5m (7%) to £65m (2003: £70m) as the Group developed a better understanding of the risks in the Banco Zaragozano portfolio acquired in 2003.

Barclaycard RT increased 11% to £860m (2003: £775m) due to growth in the portfolio and the acquisition of Juniper.

Barclays PLC Annual Report 2004

Credit Risk Mitigation

Barclays employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of security for funds advanced which is common practice. See the discussion of loan-to-value ratios for mortgages on page 40.

Barclays manages the diversification of its portfolio to avoid unwanted credit risk concentrations. This takes several dimensions. Maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to highly rated borrowers than to lower rated borrowers. They also distinguish between types of counterparty, for example between sovereign governments, banks and corporations. Excesses are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee. Similarly the Country Risk policy specifies risk appetite by country and avoids excessive concentrations of credits in individual countries. Finally, there are policies that limit lending to certain industries, for example commercial real estate.

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures – it takes action to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, if appropriate), the use of credit derivatives and, sometimes, the sale of the loan assets. Credit derivatives are traded for profit and used for managing non-trading credit exposures. Details of these activities may be found in the statistical section (page 64) and Note 37 to the Accounts (page 157).

The Group securitises loans such as credit card receivables. The manner in which these transactions have been structured to date has reduced credit risk only to a small degree because the motivation has generally not been the mitigation of risk. Instead the transactions have served other purposes, such as widening the Group’s sources of funds and addressing regulatory capitalisation in specific geographies. Securitisation remains an avenue of risk mitigation available to Barclays.

The value of assets originated by the Group that were securitised in 2004 was £0.8bn (2003: £2.3bn).

Risk management

Loans and advances

Loans and advances are the largest component of the Group’s credit exposures and contain more than half of the credit risk as shown on page 35. They increased over the year by £41bn (14%) to £332.9bn at 31st December 2004 (2003: £291.8bn, 2002: £263.6bn).

Wholesale customers remain the largest customer category.

Loans and advances by type of customer

170
160
140
120
100
80
60
40
20
0
£bn
91
101
111
115
129
147
58
62
75
Retail customers
Wholesale customers
Banks
2002
2003
2004

(See also Table 2 on page 58.)

The drawn balances shown above are before deduction of provisions and interest in suspense. The information in the chart is based on the business unit in which the loans are booked. Loans in those businesses that deal primarily with personal customers, such as Barclaycard and UK Retail Banking, are included in retail customers even though a small percentage may be to business customers. Similarly, loans in businesses that deal primarily with corporate, institutional and sovereign clients are included in wholesale customers, even though they may have some personal customers.

Loans and advances on the banking and trading books
350
300
250
200
150
100
50
0
£bn
264
292
333
2002
2003
2004
Trading book – banks
Trading book – customers
Banking book – banks
Banking book – customers

(See also Table 3 on page 58.)

The banking book comprises loans and advances that are intended to be held to maturity or until repayment by the customer. In contrast the loans and advances on the trading book are held for sale. Losses that may arise in the trading book – including credit losses – are absorbed in trading profits and are regarded as market risk, the management of which is described later. The next part of the credit section is thus devoted to exposures on the banking book, particularly customer exposures. For details of exposures to banks refer to the statistical information on page 59.

Barclays PLC Annual Report 2004

Risk management

Loans and advances to customers on the banking book

Geographical Analysis and Country Risk

Loans and advances to customers on the banking book amounted to £193bn at the year end (2003: £171bn, 2002: £160bn). The geographical analysis shown in the chart below is based on the location of the office recording the transaction. The UK exposure shown includes some major loans to customers in other countries that were booked in London, and thus includes some international risk.

100
80
60
40
20
10
0
%
2002
2003
2004
Rest of the World
United States
Other European Union
UK

(See also Table 6 on page 60.)

The loans and advances to customers on the banking book booked through the Group’s operations in Iberia were £12bn at 31st December 2004, 6.2% of the Group total. They were comprised of £5.8bn in residential mortgages (48%) and £6.2bn (52%) in other loans.

Barclays exposure limits to sub-investment grade countries are shown in the chart below (largest 15 exposure limits).

The country exposures shown are the sum of customer limits and unused but available product limits. Both domestic and cross-border exposures are included.

Loans and advances to borrowers in currencies other than the currencies of the borrowers are shown in the tables on page 63.

Risk Profile of Customer Loans and Advances

The chart below shows Barclays wholesale loan profile by internal risk grade (See page 35 for a description of the rating system). It is important to note that Barclays prices loans for risk. Thus higher risk loans will usually have higher interest rates or fees or both. A portfolio of higher risk loans may therefore be as profitable as, or more profitable than, a portfolio of lower risk loans.

Notes
(a)	Excludes non-performing and potential problem loans

Industry Analysis

An industry analysis of customer loans is shown in the chart below. These classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the chart under ‘Overseas Customers’ and not by industry.

Risk management
Loans and advances to customers on the banking book

(See also Note 14 on pages 133 to 134.)

The chart shows that Barclays largest sectoral exposures are to home loans, other personal loans and business and other services. These categories are comprised of small loans, have low volatility of credit risk outcomes, and are intrinsically highly diversified.

The loan-to-value ratios on the Group’s UK home loan portfolio are indicated in the next chart.

Analysis of loan-to-value ratios of mortgages on the UK home loan portfolio at 31st December 2004
(At most recent credit decision)

Percentage of the mortgage portfolio
70
60
50
40
30
20
10
0
%
65
19
12
4
<70%
70-80%
80-90%
>90%

The valuations in the chart are those which applied at the last credit decision on each loan, i.e. when the customer last requested an increase in the limit or, if there has been no increase, at inception of the loan. Since house prices have risen rapidly in recent years to mid-2004, most loan-to-value ratios would be considerably lower if updated to current market values.

Barclays loan loss rates have remained stable in other personal loans (consumer loans and credit cards) despite the increased levels of household indebtedness and higher interest rates in the UK.

Maturity Analysis

The analysis by contractual maturity, shown in the chart below, indicates that a third of loans to customers have a maturity of more than five years, the majority of which are mortgages. The maturity profile remained broadly steady.

(See also Table 4 on page 59.)

Barclays PLC Annual Report 2004

Risk management

Other credit risks

In addition to drawn loans and advances, Barclays is exposed to other credit risks as indicated in the chart on page 35 at the beginning of the discussion on credit risk. These exposures comprise loan commitments, contingent liabilities, debt securities and other exposures arising in the course of trading activities. The risks are managed in a similar way as those in Loans and Advances, and are subject to the same or similar approval and governance processes.

The nature of the credit risks among these exposures differ considerably.

•	Loan commitments may become loans and the risks are thus similar to loans.
•	Contingent liabilities (guarantees, assets pledged as security, acceptances and endorsements, etc) historically experience low loss rates.
•	Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than credit charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Further details of these exposures are shown in Note 36 to the Accounts (page 155).

Barclays is also exposed to settlement risk in its dealings with other financial institutions. These risks arise for example in foreign exchange transactions when Barclays pays its side of the transaction to another bank or other counterparty before receiving payment from the other side. The risk is that the counterparty may not meet its obligation. While these exposures are of short duration, they can be large. In recent years settlement risk has been reduced by several industry initiatives that have enabled simultaneous and final settlement of transactions to be made (such as payment-versus-payment through Continuous Linked Settlement and delivery-versus-payment in central bank money). Barclays has worked with its peers in the development of these arrangements. Increasingly the majority of high value transactions are settled by such mechanisms. Where these mechanisms are not available, the risk is further reduced by dealing predominantly with highly rated counterparties, holding collateral and limiting the size of the exposures according to the rating of the counterparty, with smaller exposures to those of higher risk.

Risk management

Loan impairment: potential credit risk loans

Potential credit risk loans (PCRLs) comprise non-performing loans (NPLs) and potential problem loans (PPLs). NPLs are loans where the customers have failed to meet their commitments, either in part or in whole. PPLs are loans where payment of principal and interest is up-to-date and the loans are therefore fully performing, but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Non-performing loans and potential problem loans

Non-performing loans
5,000
4,000
3,000
2,000
1,000
0
£m
3,446
3,967
4,668
4,305
3,985
2000
2001
2002
2003
2004
Foreign offices
UK offices

Potential problem loans
1,600
1,400
1,200
1,000
800
600
400
200
0
£m
1,038
1,306
1,162
1,327
756
2000
2001
2002
2003
2004
Foreign offices
UK offices

(See also Table 17 on page 65 and Table 18 on page 65).

The amounts are shown before deduction of the value of security held, the specific provisions carried or interest suspended, all of which might reduce the impact of an eventual loss, should it occur.

Potential problem loans declined sharply for several reasons: the inflow to this category fell as fewer customers encountered new difficulties, some customers recovered sufficiently to be restored to normal status and others were reclassified as non-performing. The deterioration of some potential problem loans to non-performing explains, in part, why non-performing loans fell much less than the potential problem loans. Both categories improved as a proportion of total loans and advances on the banking book as shown in the following charts.

Non-performing loans and potential problem loans as a percentage of Loans and Advances (Gross Banking Book)

Barclays PLC Annual Report 2004

Risk management

Provisions for bad and doubtful debts

Barclays policy is to provide for credit losses when it considers that recovery is doubtful. Risk managers continuously review the quality of the exposures and make provisions where necessary, based on their knowledge of the customer or counterparty, developments in the industry and country of operation.

The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, possible future deterioration in credit quality, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Total provisions are comprised of two components, specific provisions and general provisions.

Specific Provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that recovery of the whole or part of an outstanding advance is in serious doubt.

•	Within the retail businesses, where the portfolio comprises large numbers of homogeneous assets, statistical techniques are used to raise specific provisions for each product portfolio, based on delinquency data and historical recovery rates. These provisions are updated monthly.
•	Small business accounts with straightforward loans contracts up to about £15,000 are similarly treated on a product portfolio basis using statistical methods.
•	For larger and/or more complex accounts, specific provisioning is done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account. The considerations include the business prospects of the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability and comprehensiveness of customer information and the likely cost and duration of the work-out process. These provisions are formally reviewed quarterly and revised as new information becomes available in the course of each work-out.

Treatment of interest on debts that have specific provisions – If the collection of interest is doubtful, it is credited to a suspense account and excluded from the interest income in the profit and loss account. Although interest continues to be charged to the customer’s account, the amount suspended is netted against the relevant loan. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured. If the collection of interest is considered remote, interest is no longer applied.

Treatment of collateral assets acquired in exchange for advances – Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The assets acquired are recorded at the carrying value of the original advance as at the date of the exchange and any impairment is accounted for as a specific provision.

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

Write-off occurs when, and to the extent that, the whole or part of a debt is considered irrecoverable.

See also page 80 (Critical Accounting estimates) and page 112 (Accounting policies: loans and advances) for a description of relevant terms and policies.

Provisions charge for bad and doubtful debts

1,484
1,347
1,091
1,500
1,400
1,200
1,000
800
600
400
200
0
-200
£m
2002
2003
2004
Private Clients and International
Barclays Capital
UK Banking
Barclaycard
Transition Businesses

(See also Analysis of results by business on page 92.)

The credit environment both in retail and in corporate and wholesale businesses was relatively benign in 2004. This led to a lower level of potential problem and non-performing loans and lower provision charges.

Overall, the Group provision charge declined 19% to £1,091m (2003: £1,347m). This resulted from a substantial decrease in the corporate and wholesale provisions charge, while the retail provisions charge was steady. As a percentage of average banking loans and advances, the provisions rate fell to 0.54% (2003: 0.73%).

In the corporate and wholesale businesses, non-performing and potential problem loans in total fell by 29% to £2,062m from £2,920m in 2003, reflecting the continuing strong corporate credit environment. The corporate and wholesale provisions charge declined to £284m (2003: £543m). The reduction in the provisions charge included an exceptional recovery of £57m in UK Business Banking.

In retail, non-performing loans and potential problem loans remained steady at £2,679m (2003: £2,712m). The provisions charge in the retail businesses was also steady at £807m (2003: £804m). The provisions charge increased in Barclaycard (the card and unsecured consumer lending business) due to volume growth and the maturation of new customer recruitment. The provisions charge included a release of £40m associated with the UK mortgage business, following a review of the portfolio and the current loss experience.

Risk management
Provisions for bad and doubtful debts

The chart below shows provisions charges over the last ten years. The charge has fallen from its peak in 2002 even though the loan book has grown substantially.

Provisions charges over ten years

(See also Table 20 on page 66 and Table 21 on page 66.)

(See also Table 20 on page 66.)

During 2004, £198m was transferred from the general provisions stock to specific provisions stock. These transfers are included in the release of general provisions and increase the new and increased specific provisions. The transfers reflect enhancements to provisioning models and the resolution of an individual large corporate exposure. The transfers had no effect on the net provisions charge.

Barclays PLC Annual Report 2004

(See also Table 22 on page 67.)

Total provision balances declined 9% (£262m) over the prior year.

While the specific provisions balance has remained broadly flat during 2004, the year-end general provision stock decreased by 29% (£231m) to £564m (2003: £795m) as explained on the previous page.

An analysis of the movements in the provision balances is shown in the following chart.

Note
(a)	Includes effects of acquisitions and exchange rate movements. (See also Table 24 on page 67.)

Coverage Ratios
The coverage of non-performing loans by the Group’s stock of provisions and interest in suspense decreased from 71.5% at 31st December 2003 to 70.4% at 31st December 2004. Over the same period, coverage of potential credit risk loans (i.e. NPLs and PPLs) increased from 54.6% to 59.2%.

Risk management
Provisions for bad and doubtful debts

Provisions coverage of non-performing loans and potential credit risk loans (NPLs and PPLs)

Provisions coverage of non-performing loans

80
70
60
50
40
30
20
10
0
%
71.0
70.4
65.9
71.5
70.4
2000
2001
2002
2003
2004
Average
NPL Coverage

Provisions coverage of potential credit risk loans

70
60
50
40
30
20
10
0
%
54.5
52.9
52.8
54.6
59.2
2000
2001
2002
2003
2004
Average
PCRL Coverage

(See also Table 32 on page 70.)

Another way of assessing provision balances is to recognise that specific provisions are created to cover non-performing loans, whereas general provisions relate to as yet unidentified losses on performing loans. This is shown in the next two charts.

Specific provisions coverage of non-performing loans and general provisions coverage of performing loans

Specific provisions cover of non-performing loans
60
50
40
30
20
10
0
%
46.2
49.7
48.4
51.9
55.3
2000
2001
2002
2003
2004
Average
SP cover of NPLs

General provisions coverage of performing loans

0.4
0.3
0.2
0.1
0.0
%
0.38
0.33
0.28
0.28
0.17
2000
2001
2002
2003
2004
Average
GP cover of perf loans

(See also Table 33 on page 71.)

Performing loans comprise gross loans and advances less non-performing loans. The ratio of general provisions to performing loans has declined since 2000 following the acquisition of Woolwich Plc whose portfolio needs comparatively low general provisions as it consists predominantly of secured residential mortgage loans. It declined further in 2004 following transfers to specific provisions.

Write-offs
Debts are written off to the extent that there is no realistic prospect of a change in the customers’ condition, or where local conditions dictate, and the whole or part of the debt is considered irrecoverable.

Total write-offs increased to £1,595m (2003: £1,474m).

Provisioning under International Financial Reporting Standards
From 2005, the Group will prepare its accounts in accordance with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) as required under European Commission Regulation 1606/2002. This standard does not differentiate between specific and general provisions for bad and doubtful debts. Instead, provisions are replaced by an allowance for impairment. Thus the Group will not show distinct specific and general provisioning information in future reports but will report on the allowance for impairment instead.

Barclays PLC Annual Report 2004

Risk management

Market risk management

Market Risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices.

The main market risks arise from the Group’s trading activities. Barclays is also exposed to non-trading market risks relating to the pension fund and, to a lesser extent, asset and liability management.

Categorisation of Market Risk
To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

•	Trading market risk
These risks arise in trading transactions where Barclays acts as principal with clients or with the market. The Group’s policy is that market risks arising from trading activities are concentrated in Barclays Capital.
•	Asset and Liability risk
These risks arise from banking activities, including those incurred on non-trading positions such as capital balances, demand deposits and customer originated transactions and flows.
•	Other market risks
The Group also incurs market risks that do not fit into the above categories. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk (including the risk in Barclays Life Fund).

Market Risk Management and Control Responsibilities
The Board Risk Committee approves the market risk appetite for all types of market risk. The Market Risk Director is responsible for the Group’s market risk control framework and, under delegated authority from the Risk Director and the Risk Oversight Committee, sets a limit framework within the context of the approved market risk appetite.

The Market Risk Director is assisted by a central market risk management team (Market Risk) and by risk management departments in the Group’s businesses. A daily market risk report summarises the Group’s market risk exposures against agreed limits. This daily report is sent to the Risk Director, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The Head of each business, assisted by the business risk management team, is accountable for identifying, measuring and managing all market risks associated with its activities. In managing market risk, businesses also consider liquidity risk where relevant.

In Barclays Capital, the Head of Market Risk is responsible for the market risk governance and control framework. Day-to-day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the five main risk factor categories, namely interest rate, credit spread, foreign exchange, equity and commodity risk. A more detailed trading market risk presentation is discussed at Barclays Capital’s Traded Products Risk Review meeting, held fortnightly. The attendees at this meeting include the senior managers from Barclays Capital and Market Risk.

Outside Barclays Capital, Treasury manages treasury market risk, strategic interest rate risk and structural interest rate risk. Retail market risk, a consequence of the UK banking operations, is managed by the Retail Market Risk team. In the Group’s non-UK banking operations, market risk is managed mainly by local treasuries supported by Market Risk. The chart overleaf gives an overview of the business control structure.

Risk management
Market risk management

Managing market risk – organisational overview

Market Risk Director

Risk Type	…managed by	and reviewed by Market Risk and…
Trading risk	**Barclays Capital**	• Traded Products Risk Review Committee.
Asset and liability risk • Treasury management market risk • Structural interest rate risk. • Retail market risk. • Overseas treasury market risk.	**Treasury**	• Treasury Committee. • Treasury Hedging Committee.
	Retail Market Risk	• Business-level Asset and Liability Committees. • New product process.
	Overseas Treasuries	• Business-level Asset and Liability Committees. • Barclays Market Risk supervision visits. • New product process.
Other market risks • Pension Fund. • Asset management.	**Other**	• Barclays Pension Governance Group.

Market Risk Measurement
The measurement techniques used to measure and control market risk include:

•	Daily Value at Risk;
•	Stress Tests;
•	Annual Earnings at Risk;
•	Economic capital.

Daily Value at Risk (DVaR)
DVaR is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

In Barclays Capital, DVaR is an important market risk measurement tool. DVaR is calculated using the historical simulation method with a historical sample of two years. Barclays Capital’s interest rate DVaR methodology allows the measurement process to discriminate between the market risk of holding bonds of differing credit quality, for example AAA grade securities as against BBB grade securities. This is achieved by incorporating eight interest rate credit categories, these being government, interest rate swaps and six credit grades for non-government exposures. We have initiated an extension to this model to incorporate issuer specific risk. Outside Barclays Capital, DVaR is calculated using a simplified approach.

The effectiveness of the DVaR model is assessed principally by back-testing which counts the number of days when trading-related losses are bigger than the estimated DVaR figure. Back-testing results are shown on page 50.

Stress Tests
Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing where stress movements are applied to each of the five risk categories, namely interest rates, credit spreads, foreign exchange rates, and equity and commodity prices; emerging market stress testing where emerging market portfolios are subject to stress movements; and ad-hoc stress testing, which includes applying possible stress events to specific positions or regions e.g. the stress outcome to a region following a currency peg break.

If the potential stress loss exceeds the trigger limit, the positions captured by the stress test are reviewed and discussed by Capital Market Risk and the respective Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

Barclays PLC Annual Report 2004

Outside Barclays Capital, stress testing is carried out by the business centres and is reviewed by the senior management and business-level asset and liability committees. The stress testing is tailored to the business and is typically scenario analysis and historical stress movements applied to respective portfolios.

Annual Earnings at Risk (AEaR)
AEaR measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one year period. This shock is consistent with the standardised interest rate shock recommended by the Basel II framework for assessing banking book interest rate risk.

AEaR is used to measure structural interest rate market risk and Asset Management structural risk (see the Other Market Risks section (page 50) for more details).

Economic Capital
Economic capital methodologies are used to calculate risk sensitive capital allocations for businesses incurring market risk. Consequently, the businesses incur capital charges related to their market risk.

Trading Market Risk
The Group’s policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes.

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

Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 57.

Analysis of Trading Market Risk Exposures
The table below shows the DVaR statistics for Barclays Capital’s trading activities (trading book and banking book).

Barclays Capital DVaR: Summary table for 2004 and 2003

	Twelve months to			Twelve months to
	31st December 2004			31st December 2003
	Average	High(a)	Low(a)	Average	High(a)	Low(a)
	£m	£m	£m	£m	£m	£m

Interest rate risk	25.0	53.6	15.1	21.0	34.1	13.6
Credit spread risk	22.6	32.9	16.0	16.2	29.2	8.9
Foreign exchange risk	2.4	7.4	0.9	2.3	5.0	1.0
Equities risk	4.2	7.9	2.2	2.6	4.9	1.5
Commodities risk	6.0	14.4	2.2	4.4	7.0	2.2
Diversification effect	(25.9)	n/a	n/a	(20.6)	n/a	n/a

Total DVaR(b)	34.3	46.8	24.0	25.9	38.6	17.6

Notes
(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and is therefore omitted from the table.
(b)	The year-end Total DVaR for 2004 was £31.9m (2003: £37.2m).

Risk management
Market risk management

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk, increased in 2004. This was due mainly to interest rate opportunities taken in the first half of 2004 and an increase in credit spread positions. The latter increase was primarily the result of growing client flows in corporate bonds and credit derivatives. The increase in total DVaR is consistent with Barclays Capital’s business expansion.

The graph below shows the history of total DVaR on a daily basis for 2003 and 2004.

Analysis of Trading Revenue
The histograms below show the distribution of daily trading revenue for Barclays Capital in 2004 and 2003. It includes dealing profits, net interest income and net fees and commissions relating to primary trading. The average daily revenue in 2004 was £12.5m (2003: £10.0m) and there were 246 positive revenue days out of 254 (2003: 244 positive revenue days out of 254).

Barclays Capital's Trading Revenue 2004
Number of days
100
80
60
40
20
0
0
6
24
77
61
47
15
24
(10) to <(5)
(5) to <0
0 to <5
5 to <10
10 to <15
15 to <20
20 to <25
25+
£m

Barclays Capital's Trading Revenue 2003
Number of days
100
80
60
40
20
0
1
9
42
94
58
30
13
7
(10) to <(5)
(5) to <0
0 to <5
5 to <10
10 to <15
15 to <20
20 to <25
25+
£m

DVaR Back-testing
Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading losses are bigger than the estimated DVaR figure. The regulatory standard for back-testing is to measure DVaR assuming a one day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2004 or 2003, of a daily trading revenue loss exceeding the corresponding back-testing DVaR.

Asset and Liability Market Risk
Interest rate exposures arising from mismatches of fixed rate assets and liabilities in UK banking operations are passed to Treasury. Treasury aggregates these positions and then passes the net position to the market via Barclays Capital. Due mainly to timing considerations, market risk can arise when some of the net position stays with Treasury. Similarly, market risk can arise due to the impact of interest rates on customer behaviour. The latter risk is managed and measured by the Retail Market Risk team using behavioural models. The positions are converted into wholesale swap or option exposures, passed to Treasury and managed by the process described above.

Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Group’s capital. This risk is managed by Treasury, assisted by the Retail Market Risk team.

Market risk is also taken in overseas treasuries in support of customer activity. In Group terms the risk is modest. The market risks are managed by local treasury functions and local asset and liability committees. Market Risk maintains regular contact with the businesses on treasury issues and oversees a comprehensive financial risk reporting framework.

Other Market Risks
Defined benefit pension scheme risk
Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained through investments. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce or because the estimated value of the pension liabilities might increase. In these circumstances, Barclays might be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are on page 126.

Asset management structural market risk
Asset management structural market risk is the risk that fee and commission income is affected by a change in equity market levels. It affects Barclays Private Clients, Barclays Life and Barclays Global Investors. The risk is controlled and managed by the respective businesses and Barclays Market Risk.

Barclays PLC Annual Report 2004

Risk management

Capital and liquidity risk management

The Board Risk Committee has approved Board Governance Standards for capital and liquidity risk management that are high level statements of the controls required to meet the Group’s strategic objectives.

The Treasurer has established risk control frameworks and a policy and assurance structure to ensure that capital and liquidity risks are managed in accordance with the requirements of the Board Standards. Policies are set by the Treasury Committee which is chaired by the Group Finance Director.

Capital Risk Management

See page 99 in the Financial Discussion for information on the Group’s capital position.

Capital risk is the risk that the Bank fails to comply with FSA mandated regulatory requirements, resulting in a breach of its minimum capital ratios and the possible suspension or loss of its banking licence. Capital risk also includes the risk that the capital base is not managed in a prudent manner thereby endangering the Group’s credit rating.

Barclays views its strong credit rating as a source of competitive advantage. A solid capital position, together with a diverse portfolio of activities, an increasingly international presence, consistent profit performance, prudent risk management and a focus on value creation, underpins that rating.

The Group’s capital management will continue to maximise shareholder value through optimising both the level and mix of its capital resources, seeking to:

•	meet the individual capital ratios required by our regulators;
•	maintain an AA credit rating;
•	generate sufficient capital to support asset growth and corporate activity;
•	manage the currency exposure to its overall Sterling Risk Asset ratio.

Over the past four years, the Group’s tier 1 ratio has averaged 7.9%. The Group’s Risk Asset ratio has averaged 12.5% which compares favourably to the minimum requirements of our regulators.

Regulatory capital by tiers

30,000
25,000
20,000
15,000
10,000
5,000
0
£m
22,191
24,223
25,216
2002
2003
2004
Tiers 2 & 3(a)
Tier 1

Note
(a)	Less supervisory deductions.

Liquidity Risk Management

Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn, the consequence of which may be the failure to meet obligations to repay depositors and fulfil commitments to lend.

Liquidity management within the Group has several strands. The first is day-to-day funding, managed by monitoring future cash flows to ensure that requirements can be met. This includes replenishment of funds as they mature or are borrowed by customers. The Group maintains an active presence in global money markets to enable that to happen. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow. Finally, the ability to monitor, manage and control intraday liquidity in real time is recognised by the Group as a mission critical process: Any failure to meet specific intraday commitments would be a public event and may have an immediate impact on the Group’s reputation.

In overseas markets, day-to-day liquidity is the responsibility of local treasury management in each territory within the parameters set by Treasury and subject to regular reports to Treasury in order to maximise the benefits of knowledge gained. Local asset and liability management committees review liquidity management. These committees are comprised of senior local executives and – when warranted by the size and complexity of the operation – representatives of Treasury.

The ability to raise funds is in part dependent on maintaining the bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

Risk management
Capital and liquidity risk management

Liquidity Risk Measurement

Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by the UK Financial Services Authority.

In addition to cash flow management, Treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Treasury develops and implements the process for submitting the Group’s projected cash flows to stress scenarios. The output of stress testing informs the Group’s contingency funding plan. This is maintained by Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. Whilst 2004 saw relatively stable markets, with no significant consequences for the Group’s liquidity, significant market events over recent years including corporate scandals contributed to a short-term flight to quality in financial markets from which Barclays benefited.

An important source of structural liquidity is provided by our core retail deposits in the UK and Europe, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

To avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation, the strength of earnings and the Group’s financial position.

Securitisation represents a relatively modest proportion of the Group’s current funding profile, but provides additional flexibility. The Group has a large residential mortgage portfolio which could be securitised and hence forms a large – and as yet untapped – source of liquidity.

For further details see contractual cash obligations and commercial commitments of the Group on page 53.

Barclays PLC Annual Report 2004

Table A: Contractual Obligations

	Payments due by period
	Less than	One to	Four to	After	Total
	one	three	five	five
	year	years	years	years
	£m	£m	£m	£m	£m

Long-term debt	46,101	9,841	8,472	9,520	73,934
Capital lease obligations	100	93	121	39	353
Operating lease obligations	243	416	366	1,657	2,682
Purchase obligations	296	493	193	103	1,085
Other long-term liabilities	352	–	–	–	352

Total	47,092	10,843	9,152	11,319	78,406

Table B: Other Commercial Commitments

	Amount of commitment expiration per period
	Less than	One to	Four to	After	Total
	one	three	five	five	amounts
	year	years	years	years	committed
	£m	£m	£m	£m	£m

Acceptances and endorsements	294	9	–	–	303
Guarantees and assets pledged as collateral security	24,614	2,088	1,744	1,565	30,011
Other contingent liabilities	6,227	1,156	379	483	8,245
Arising out of sale and option to resell transactions	1	–	–	–	1
Documentary credits and other short-term trade related transactions	506	13	1	2	522
Forward asset purchases and forward forward deposits placed	9	–	–	46	55
Undrawn formal standby facilities, credit lines and other commitments to lend	97,710	14,688	17,762	3,313	133,473

Risk management

Management of operational risk and business risk

Operational and business risks are inherent in Barclays operations and are typical of any large enterprise.

Operational Risk is the risk of direct or indirect losses resulting from inadequate or failed internal processes or systems, human factors, or from external events. Major sources of operational risk include: operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

Business Risk is the risk of adverse outcomes resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include: revenue volatility due to factors such as macro-economic conditions; inflexible cost structures; uncompetitive products or pricing; and structural inefficiencies.

Barclays is committed to the advanced management of operational and business risks. In particular, we are implementing advanced management and measurement approaches for operational risk to strengthen control, improve customer service and minimise operating losses.

It is not cost effective to attempt to eliminate all operational and business risks and in any event it would not be possible to do so. Events of small significance are expected to occur and are accepted as inevitable; events of material significance are rare and the Group seeks to reduce the risk from these in a framework consistent with its agreed risk appetite.

Responsibility for and Control of Operational Risk

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Board Governance Standards have been established for all key areas of identified risk. These Standards are high-level articulations of the Board’s risk control requirements. The Standards applicable to operational and business risks are: Brand Management, Capital Planning, Corporate Responsibility, Financial Crime, Financial Reporting, Tax and Budgeting, Legal, Operations, People Management, Regulatory Compliance, Change and Strategic Planning.

Responsibility for implementing and overseeing these policies is to be found throughout the organisation as follows:

•	The prime responsibility for the management of operational risk and the compliance with Board Governance Standards rests with the business and functional units where the risk arises. Front-line risk managers are widely distributed throughout the Group in business units. They service and support these areas assisting line managers in managing these risks.
•	Business Risk Directors in each business are responsible for overseeing the implementation of and compliance with Group policies.

•	Governance and Control Committees in each business monitor control effectiveness. The Governance and Control Committee receives reports from the committees in the businesses and considers Group-wide control issues and their risk mitigation.
•	A Standard Owner agrees responsibility for each Board Governance Standard, agrees policy and provides advice to business managers Group-wide. Each monitors and reports upon the application of their Standard.
•	In the corporate centre, the Operational Risk Director oversees the range of operational risks across the Group in accordance with the Group Operational Risk Framework.
•	The Internal Audit function provides assurance for operational risk control across the organisation and reports to the Board and senior management.

The Management and Measurement of Operational Risk
Risk Assessment – A consistent approach to the identification and assessment of key risks and controls is undertaken across all business units. Scenario analysis and self-assessment techniques are widely used by business management for risk identification and for evaluation of control effectiveness and monitoring capability. Business management determines whether particular risks are effectively managed within business risk appetite and otherwise take remedial action. The risk assessment process is consistent with COSO principles.

Risk Event Data Collection and Reporting – A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are loaded onto a central database and reported monthly to the Risk Oversight Committee.

Barclays also uses a database of external public risk events to assist in risk identification and assessment.

Reporting – Business units are required to report on both a regular and an event-driven basis. The reports include a profile of the key risks to their business objectives, control issues of Group-level significance, and operational risk events. Specific reports are prepared on a regular basis for the Risk Oversight Committee, the Board Risk Committee and the Board Audit Committee. In particular the Group Operational Risk Profile Report is provided quarterly to the Risk Oversight Committee.

Economic Capital – Methodologies are used for both operational and business risks to calculate risk sensitive capital allocations. These are allocated to business units which incur risk-based capital charges, as a consequence, providing an incentive to manage the risk within appetite levels. Additional investment is being made to enhance the Operational Risk Capital model to improve risk sensitivity and to obtain approval to apply the Advanced Measurement Approach (AMA) under the Basel II Accord when that option first becomes available in 2008.

Barclays PLC Annual Report 2004

Risk management

Disclosures about certain trading activities including
non-exchange traded contracts

The Group delivers a fully integrated service to clients for base metals, precious metals, oil and oil-related products, power and gas and other commodities.

The Group offers both over the counter (OTC) and exchange traded derivatives in these commodities. The base and precious metals business also enters into outright metal purchase and sale transactions, while the power and gas business trades both physical forwards and derivative contracts.

The Group does not maintain any physical exposures in oil or oil-related products. The Group also develops and offers a range of commodity-related structured products.

The Group’s commodity business continues to expand, as market conditions allow, through the addition of new products and markets.

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures, which are similar in nature to such non-commodity related contracts. Commodity derivatives contracts include commodity specification and delivery location as well as forward date and notional value.

The fair values of commodity physical and derivative positions are determined through a combination of recognised market observable prices, exchange prices and established inter-commodity relationships. In common with all derivatives, the fair value of OTC commodity derivative contracts is either determined using a quoted market price or by using valuation models. Where a valuation model is used, the fair value is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are either determined using market parameters such as commodity price curves, commodity volatilities, commodity correlations, interest rate yield curves and foreign exchange rates, or derived from historical or other market prices.

Fair values generated by models are independently validated with reference to market price quotes, or price sharing with other institutions. However, where no observable market parameter is available then instrument fair value will include a provision for the uncertainty in that parameter based on sale price or subsequent traded levels.

Discounting of expected cash flows back to present value is achieved by constructing discount curves from the market price of observable interest rate products, such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), and the cost of trading out of a position (all positions are marked to mid-market and hence some bid/offer transaction cost would be incurred).

The tables on page 56 analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. Additionally, the positive fair value, adjusted for the impact of netting, of such contracts is analysed by counterparty credit risk rating.

Risk management
Disclosures about certain trading activities including non-exchange traded contracts

The following tables analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. As at 31st December 2004 this reflects a gross positive fair value of £4,955m (31st December 2003: £1,982m) and a gross negative fair value of £4,780m (31st December 2003: £2,088m). Realised and unrealised profits related to physical commodity and commodity derivative activities are included with dealing profits. Physical commodity positions are held at fair value and reported with other assets in Note 21 on page 142.

Movement in fair value of commodity derivative positions

	Total	Total
	2004	2003
	£m	£m

Fair value of contracts outstanding at the beginning of the year	(106)	40
Contracts realised or otherwise settled during the year	171	(8)
Fair value of new contracts entered into during the year	313	(101)
Other changes in fair value	(203)	(37)

Fair values of contracts outstanding at the end of the year	175	(106)

Source of commodity derivative fair values

	Fair value of contracts at 31st December 2004
	Maturity	Maturity	Maturity	Maturity	Total
	less than	one to	four to	over	fair
	one year	three years	five years	five years	value
	£m	£m	£m	£m	£m

Prices actively quoted	(38)	86	16	17	81
Prices provided by other external sources	(8)	–	–	–	(8)
Prices based on models and other valuation methods	(5)	63	23	21	102

Total	(51)	149	39	38	175

The following table analyses the positive fair value, adjusted for the impact of netting, arising on commodity derivative contracts. As at 31st December 2004, this reflects a gross positive fair value of £4,955m (31st December 2003: £1,982m) adjusted for the Group’s ability to net amounts due to the same counterparties (31st December 2004: £3,198m, 31st December 2003: £864m).

Analysis of net positive commodity derivative fair value by counterparty credit risk rating

	Total	Total
	value	value
	2004	2003
	£m	£m

A- to AAA	1,004	792
BBB- to BBB+	538	280
BB+ and below	215	46

Total	1,757	1,118

All credit exposures are actively managed by the Group. Refer to page 35 for more information on the Group’s approach to credit risk management. In particular, at 31st December 2004, 69% of all of the commodities credit exposure was to counterparties with cross asset class netting agreements, that is, netting agreements allowing exposure on commodities products to be reduced by amounts owed to the same counterparties in other asset classes. This percentage is consistent across the credit ratings applying to BBB+ and below as well as higher rated counterparties.

Additionally, collateral agreements are held with a majority of these same counterparties that allow collateral to be called against commodity exposures. All non-collateralised exposures are subject to credit limits, and credit or risk tendency reserves are created against these exposures if appropriate.

Barclays PLC Annual Report 2004

Risk management

Derivatives

The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest and exchange rates as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 47 to 50.

The policies for derivatives that are used to manage the Group’s own exposure to interest and exchange rate fluctuations are outlined in the treasury asset and liability management section on page 50.

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

These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default, including the ability to net outstanding balances where the rules of offset are legally enforceable. For further explanation of the Group’s policies on netting, see Accounting policies on page 114.

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

A credit default swap is a contract where the protection seller receives premium or interest related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer in return receives a predetermined amount.

A description of how credit derivatives are used within the Group is provided on page 37.

A description of the impact of derivatives under US GAAP is set out on page 201.

Commodity Derivatives

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are oil, base metals, precious metals, US and UK natural gas, and UK electricity.

A description of commodity derivatives is provided on page 55.

Risk management

Statistical information

Statistical and Other Risk Information
This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 28 to 57).

Credit Risk Management

Table 1: Risk Tendency by Business Cluster

	2004	2003
	£m	£m

UK Banking	375	385
UK Retail Banking UK Business Banking	150 225	150 235
Private Clients and International	70	75
Private Clients International	5 65	5 70
Barclaycard	860	775
Barclays Capital	70	135
Transition Businesses	20	20

Total	1,395	1,390

(Also see chart on page 37.)

Table 2: Loans and advances

	2004	2003	2002
	£m	£m	£m

Retail businesses
Banks Customers	1,424 111,074	1,495 100,774	1,748 90,625
Total retail businesses	112,498	102,269	92,373
Wholesale businesses
Banks Customers	73,713 146,672	60,445 129,106	56,508 114,767
Total wholesale businesses	220,385	189,551	171,275

Total	332,883	291,820	263,648

(Also see chart on page 38.)

Table 3: Loans and advances by banking and trading books

	2004
	Customers	Banks	Total
	£m	£m	£m

Banking book	192,647	24,992	217,639
Trading book	65,099	50,145	115,244

Total	257,746	75,137	332,883

	2003
	Customers	Banks	Total
	£m	£m	£m

Banking book	170,919	17,270	188,189
Trading book	58,961	44,670	103,631

Total	229,880	61,940	291,820

Barclays PLC Annual Report 2004

Table 4: Maturity analysis of loans and advances to banks

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2004	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	733	5,510	1,067	10,533	3,508	21,351
Other European Union	177	540	204	268	–	1,189
United States	25	725	3	–	–	753
Rest of the World	275	819	479	123	3	1,699

Total banking business	1,210	7,594	1,753	10,924	3,511	24,992
Total trading business	1,500	44,289	4,356	–	–	50,145

Total	2,710	51,883	6,109	10,924	3,511	75,137

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2003	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	629	4,299	586	5,127	3,674	14,315
Other European Union	116	1,525	28	12	21	1,702
United States	23	57	10	20	–	110
Rest of the World	295	605	192	48	3	1,143

Total banking business	1,063	6,486	816	5,207	3,698	17,270
Total trading business	830	39,660	4,180	–	–	44,670

Total	1,893	46,146	4,996	5,207	3,698	61,940

Table 5: Interest rate sensitivity of loans and advances to banks

	2004			2003
	Fixed	Variable		Fixed	Variable
	rate	rate	Total	rate	rate	Total
At 31st December	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	14,561	6,790	21,351	7,221	7,094	14,315
Other European Union	1,012	177	1,189	1,523	179	1,702
United States	682	71	753	17	93	110
Rest of the World	1,347	352	1,699	781	362	1,143

Total banking business	17,602	7,390	24,992	9,542	7,728	17,270
Total trading business	23,575	26,570	50,145	25,607	19,063	44,670

Total	41,177	33,960	75,137	35,149	26,791	61,940

Risk management
Statistical information

Table 6: Interest rate sensitivity of loans and advances to customers

	2004			2003
	Fixed	Variable		Fixed	Variable
	rate	rate	Total	rate	rate	Total
At 31st December	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	40,515	118,579	159,094	35,998	107,811	143,809
Other European Union	2,754	17,639	20,393	4,159	14,868	19,027
United States	1,915	6,069	7,984	1	3,572	3,573
Rest of the World	3,080	2,096	5,176	2,738	1,772	4,510

Total banking business	48,264	144,383	192,647	42,896	128,023	170,919
Total trading business	30,743	34,356	65,099	26,587	32,374	58,961

Total	79,007	178,739	257,746	69,483	160,397	229,880

Table 7: Loans and advances to customers booked in offices in the UK – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Financial institutions	11,947	7,721	6,158	5,616	4,215
Agriculture, forestry and fishing	1,947	1,766	1,747	1,626	1,689
Manufacturing	6,282	5,967	6,435	6,766	7,573
Construction	2,476	1,883	1,825	1,779	1,666
Property	7,933	6,341	5,695	5,600	5,130
Energy and water	936	1,286	1,290	1,153	1,120
Wholesale and retail distribution and leisure	9,751	8,886	7,858	7,571	7,531
Transport	2,275	2,579	2,366	1,894	1,353
Communications	454	476	694	368	180
Business and other services	14,281	12,030	11,693	10,581	9,894
Home loans	64,481	61,905	58,436	50,945	47,235
Other personal	23,313	21,905	21,357	19,678	18,200
Overseas customers	7,612	5,477	6,201	6,472	5,024

	153,688	138,222	131,755	120,049	110,810
Finance lease receivables	5,406	5,587	4,145	4,205	4,504

Total	159,094	143,809	135,900	124,254	115,314

(See also chart on page 40.)

The category ‘other personal’ includes credit cards, personal loans and personal overdrafts.

The industry classifications in tables 7-9 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the table under ‘Overseas customers’ and not by industry.

Barclays PLC Annual Report 2004

Table 8: Loans and advances to customers booked in offices in other European Union countries – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Financial institutions	822	1,205	371	500	436
Agriculture, forestry and fishing	156	147	165	240	303
Manufacturing	1,154	1,275	1,422	1,317	1,420
Construction	710	609	314	298	261
Property	169	346	137	241	182
Energy and water	337	409	367	282	372
Wholesale and retail distribution and leisure	502	426	215	283	140
Transport	481	566	252	318	172
Communications	47	40	173	185	83
Business and other services	2,339	1,251	1,648	1,679	1,284
Home loans	10,920	10,334	6,243	3,871	4,436
Other personal	2,283	1,769	721	661	582
Overseas customers	143	438	384	685	381

	20,063	18,815	12,412	10,560	10,052
Finance lease receivables	330	212	167	148	151

Total	20,393	19,027	12,579	10,708	10,203

See note under table 7.

Table 9: Loans and advances to customers in offices in the United States – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Financial institutions	1,510	919	1,036	1,053	616
Agriculture, forestry and fishing	–	1	3	–	–
Manufacturing	394	341	842	1,553	1,123
Construction	111	2	31	24	–
Property	371	1	15	21	30
Energy and water	946	1,358	2,229	1,567	1,440
Wholesale and retail distribution and leisure	353	77	141	160	214
Transport	379	468	1,248	931	580
Communications	138	153	46	66	88
Business and other services	715	220	441	901	2,174
Home loans	2,214	–	–	–	1
Other personal	58	–	–	267	6
Overseas customers	767	–	62	23	56

	7,956	3,540	6,094	6,566	6,328
Finance lease receivables	28	33	44	48	48

Total	7,984	3,573	6,138	6,614	6,376

See note under table 7.

Table 10: Loans and advances to customers booked in offices in the rest of the world – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Loans and advances	5,129	4,465	5,566	7,384	8,920
Finance lease receivables	47	45	33	32	30

Total	5,176	4,510	5,599	7,416	8,950

Risk management
Statistical information

Table 11: Total loans and advances to customers

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Banking business	192,647	170,919	160,216	148,992	140,843
Trading business	65,099	58,961	45,176	34,240	23,198

Total	257,746	229,880	205,392	183,232	164,041

Table 12: Maturity analysis of loans and advances to customers

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2004	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom
Corporate lending(a)	8,327	8,754	8,597	15,063	17,543	58,284
Other lending from United Kingdom offices	4,532	8,049	7,196	13,172	67,861	100,810

Total United Kingdom	12,859	16,803	15,793	28,235	85,404	159,094
Other European Union	951	2,807	5,709	3,308	7,618	20,393
United States	–	913	563	2,807	3,701	7,984
Rest of World	741	1,247	1,774	829	585	5,176

Total banking business	14,551	21,770	23,839	35,179	97,308	192,647
Total trading business	4,294	58,978	1,529	298	–	65,099

Total	18,845	80,748	25,368	35,477	97,308	257,746

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2003	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom
Corporate lending(a)	6,108	9,298	4,596	17,138	11,796	48,936
Other lending from United Kingdom offices	2,869	6,940	6,359	12,345	66,360	94,873

Total United Kingdom	8,977	16,238	10,955	29,483	78,156	143,809
Other European Union	597	2,497	2,591	2,507	10,835	19,027
United States	–	276	253	1,745	1,299	3,573
Rest of the World	601	2,151	495	764	499	4,510

Total banking business	10,175	21,162	14,294	34,499	90,789	170,919
Total trading business	2,004	54,996	1,615	335	11	58,961

Total	12,179	76,158	15,909	34,834	90,800	229,880

(Also see chart on page 40.)

Note
(a)	In the UK, finance lease receivables are included in ‘Other lending’, although some leases are to corporate customers.

Barclays PLC Annual Report 2004

Table 13: Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets

					Commercial
			Banks		industrial
			and other	Governments	and other
	As % of		financial	and official	private
	assets	Total	institutions	institutions	sectors
		£m	£m	£m	£m

At 31st December 2004
United States	4.1	21,556	10,102	2	11,452
Germany	1.4	7,128	6,614	–	514
France	1.1	5,562	5,019	27	516

At 31st December 2003
United States	2.7	12,110	4,679	–	7,431
Germany	1.2	5,127	4,662	7	458

At 31st December 2002
United States	4.2	17,140	9,672	1	7,467
Germany	2.5	10,094	9,841	7	246
France	1.2	4,871	4,484	24	363

At 31st December 2004, there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets. At 31st December 2003, there were cross-currency loans to borrowers in France of between 0.75% and 1% of total Group assets, amounting to £3,570m. At 31st December 2002 there were cross-currency loans to borrowers in the Netherlands and Ireland of between 0.75% and 1% of total Group assets amounted to £7,552m.

Table 14: Off-balance sheet and other credit exposures as at 31st December

	2004	2003	2002
	£m	£m	£m

Off-balance sheet exposures
Contingent liabilities	38,559	33,694	26,546
Commitments to lend	134,051	114,847	101,378
On-balance sheet exposure
Balances arising from off-balance sheet financial instruments (OTC derivatives)	18,174	15,812	13,454
London Metal Exchange warrants and other trading positions	952	1,290	829
Debt securities – held for trading	87,671	59,812	53,961
– non-trading	39,757	37,581	40,268

Current year credit cards commitments to lend have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in earlier years, reported commitments would have been increased by £5,899m to £120,746m in 2003 and by £5,230m to £106,608m in 2002.

Risk management
Statistical information

Table 15: Notional principal amounts of credit derivatives at 31st December

	2004	2003	2002
	£m	£m	£m

Credit derivatives held or issued for trading purposes	186,275	43,256	10,665
Credit derivatives held for the purpose of managing non-trading exposures	5,133	4,194	7,736

Total	191,408	47,450	18,401

Table 16: Non-performing loans summary

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Non-accrual loans	2,115	2,261	2,542	1,923	1,539
Accruing loans where interest is being suspended with or without provisions	492	629	611	561	496
Other accruing loans against which provisions have been made	842	821	819	830	692

Sub total	3,449	3,711	3,972	3,314	2,727
Accruing loans 90 days or more overdue, against which no provisions have been made	521	590	690	648	713
Reduced rate loans	15	4	6	5	6

Total non-performing loans	3,985	4,305	4,668	3,967	3,446

Barclays PLC Annual Report 2004

Table 17: Non-performing loans

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Non-accrual loans:
United Kingdom	1,583	1,572	1,557	1,292	1,223
Other European Union	194	143	108	90	96
United States	249	383	744	306	119
Rest of the World	89	163	133	235	101

Total	2,115	2,261	2,542	1,923	1,539

Accruing loans where interest is being suspended with or without provisions:
United Kingdom	431	559	480	386	351
Other European Union	31	29	35	30	36
United States	–	–	–	–	–
Rest of the World	30	41	96	145	109

Total	492	629	611	561	496

Other accruing loans against which provisions have been made:
United Kingdom	764	760	751	756	543
Other European Union	27	35	27	20	71
United States	26	–	–	11	2
Rest of the World	25	26	41	43	76

Total	842	821	819	830	692

Sub totals:
United Kingdom	2,778	2,891	2,788	2,434	2,117
Other European Union	252	207	170	140	203
United States	275	383	744	317	121
Rest of the World	144	230	270	423	286

Total	3,449	3,711	3,972	3,314	2,727

Accruing loans 90 days overdue, against which no provisions have been made:
United Kingdom	484	566	687	621	695
Other European Union	34	24	3	–	1
United States	1	–	–	–	–
Rest of the World	2	–	–	27	17

Total	521	590	690	648	713

Reduced rate loans:
United Kingdom	2	4	4	4	6
Other European Union	–	–	–	–	–
United States	13	–	–	–	–
Rest of the World	–	–	2	1	–

Total	15	4	6	5	6

Total non-performing loans:
United Kingdom	3,264	3,461	3,479	3,059	2,818
Other European Union	286	231	173	140	204
United States	289	383	744	317	121
Rest of the World	146	230	272	451	303

Total	3,985	4,305	4,668	3,967	3,446

(Also see chart on page 42.)

Table 18: Potential problem loans

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom	648	989	852	872	659
Other European Union	–	23	–	2	2
United States	27	259	241	369	313
Rest of the World	81	56	69	63	64

Total	756	1,327	1,162	1,306	1,038

(Also see chart on page 42.)

Risk management
Statistical information

Table 19: Interest foregone on non-performing loans

	Year ended 31st December
	2004	2003
	£m	£m

Interest income that would have been recognised under the original contractual terms of the non-performing loans:
United Kingdom	266	247
Rest of the World	52	65

	318	312

Interest income of approximately £59m (2003: £47m) from such loans was included in profit, of which £54m (2003: £39m) related to domestic lending and the remainder to foreign lending. The balance was not received or was suspended.

Table 20: Analysis of the provisions charge for bad and doubtful debts

	Year ended 31st December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Net specific provisions charge/(release)
United Kingdom	1,198	1,132	1,041	964	688
Other European Union	57	37	14	20	12
United States	33	84	385	136	17
Rest of the World	13	67	46	45	60

Total net specific provisions charge	1,301	1,320	1,486	1,165	777
General provisions (release)/charge	(210)	27	(2)	(16)	40

Total	1,091	1,347	1,484	1,149	817

(Also see chart on page 44.)

Table 21: Bad debt provisions charge ratios (‘Loan loss ratios’)

	Year ended 31st December
	2004	2003	2002	2001	2000
	%	%	%	%	%

Provisions charge as a percentage of average banking loans and advances for the year:
Specific provisions charge	0.65	0.71	0.85	0.74	0.64
General provisions charge	(0.11)	0.02	–	(0.01)	0.03

	0.54	0.73	0.85	0.73	0.67

Amounts written off (net of recoveries)	0.67	0.74	0.64	0.53	0.47

Provisions charge as a percentage of average loans and advances for the year (including trading business):
Specific provisions charge	0.41	0.46	0.58	0.52	0.44
General provisions charge	(0.07)	0.01	–	–	0.02

Total	0.34	0.47	0.58	0.52	0.46

Amounts written off (net of recoveries)	0.42	0.48	0.43	0.37	0.32

(Also see chart on page 44.)

Barclays PLC Annual Report 2004

Table 22: Analysis of provision balances for bad and doubtful debts

	As at 31st December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Specific provisions
United Kingdom	1,860	1,856	1,790	1,605	1,343
Other European Union	104	97	84	89	112
United States	128	121	257	89	20
Rest of the World	110	159	130	188	118

Total specific provision balances	2,202	2,233	2,261	1,971	1,593
General provision balances	564	795	737	745	760

Total provision balances	2,766	3,028	2,998	2,716	2,353

Average loans and advances for the year (excluding trading business)	200,180	184,765	174,764	157,904	122,333

(including trading business)	317,136	285,963	256,789	223,221	176,938

Table 23: Provisions balance ratios

	As at 31st December
	2004	2003	2002	2001	2000
	%	%	%	%	%

Excluding trading business
Provisions balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	1.01	1.19	1.29	1.22	1.06
General provision balances	0.25	0.42	0.42	0.46	0.51

	1.26	1.61	1.71	1.68	1.57

Including trading business
Provisions balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	0.66	0.77	0.86	0.85	0.79
General provision balances	0.17	0.27	0.28	0.32	0.38

	0.83	1.04	1.14	1.17	1.17

Table 24: Movements in provisions charge for bad and doubtful debts

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Provisions balance at beginning of year	3,028	2,998	2,716	2,353	1,983
Acquisitions and disposals	21	62	(11)	46	119
Exchange and other adjustments	(34)	(18)	(77)	(1)	4
Amounts written off	(1,595)	(1,474)	(1,220)	(973)	(683)
Recoveries	255	113	106	142	113
Provisions charged against profit	1,091	1,347	1,484	1,149	817

Provisions balance at end of year	2,766	3,028	2,998	2,716	2,353

(Also see chart on page 45.)

Risk management
Statistical information

Table 25: Amounts written off

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom	(1,411)	(1,175)	(950)	(814)	(595)
Other European Union	(58)	(54)	(31)	(36)	(45)
United States	(71)	(215)	(215)	(94)	(26)
Rest of the World	(55)	(30)	(24)	(29)	(17)

Total amounts written off	(1,595)	(1,474)	(1,220)	(973)	(683)

Table 26: Recoveries

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom	(220)	(95)	(88)	(106)	(100)
Other European Union	(8)	(7)	(7)	(5)	(6)
United States	(15)	(10)	(9)	(27)	(4)
Rest of the World	(12)	(1)	(2)	(4)	(3)

Total recoveries	(255)	(113)	(106)	(142)	(113)

Table 27: Provisions charged against profit

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

New and increased specific provisions charge:
United Kingdom	1,571	1,373	1,210	1,157	843
Other European Union	82	57	33	35	35
United States	67	118	404	173	27
Rest of the World	47	80	72	75	76

	1,767	1,628	1,719	1,440	981
Releases of specific provisions charge:
United Kingdom	(153)	(146)	(81)	(87)	(55)
Other European Union	(17)	(13)	(12)	(10)	(17)
United States	(19)	(24)	(10)	(10)	(6)
Rest of the World	(22)	(12)	(24)	(26)	(13)

	(211)	(195)	(127)	(133)	(91)
Recoveries	(255)	(113)	(106)	(142)	(113)

Net specific provisions charge	1,301	1,320	1,486	1,165	777
General provision (release)/charge	(210)	27	(2)	(16)	40

Net provisions charge to profit	1,091	1,347	1,484	1,149	817

Barclays PLC Annual Report 2004

Table 28: Specific provision charges for bad and doubtful debts by industry

	Net specific provision charged for the year
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom:
Banks and other financial institutions	(1)	13	1	(2)	7
Agriculture, forestry and fishing	–	(3)	(1)	6	6
Manufacturing	28	79	80	62	8
Construction	10	(23)	41	12	7
Property	(42)	(3)	8	3	1
Energy and water	3	13	22	1	8
Wholesale and retail distribution and leisure	66	38	37	44	21
Transport	(19)	100	7	6	2
Communications	(1)	1	16	1	–
Business and other services	64	76	62	75	27
Home loans	17	9	4	8	10
Other personal	890	757	748	782	577
Overseas customers	181	66	13	(34)	6
Finance lease receivables	2	9	3	–	8

	1,198	1,132	1,041	964	688
Foreign	103	188	445	201	89

	1,301	1,320	1,486	1,165	777

The category ‘other personal’ includes credit cards, personal loans and personal overdrafts.

The industry classifications in tables 28, 29 and 30 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the chart under ‘Overseas customers’ and not by industry.

Table 29: Specific provision balances for bad and doubtful debts by industry

	Specific provision balances as at 31st December
	2004		2003		2002		2001		2000
	£m	%	£m	%	£m	%	£m	%	£m	%

United Kingdom:
Banks and other financial institutions	7	0.3	12	0.5	1	–	5	0.3	7	0.4
Agriculture, forestry and fishing	4	0.2	5	0.2	7	0.3	13	0.7	11	0.7
Manufacturing	37	1.7	58	2.6	98	4.3	49	2.5	43	2.7
Construction	6	0.3	7	0.3	35	1.6	6	0.3	8	0.5
Property	26	1.2	3	0.1	9	0.4	8	0.4	8	0.5
Energy and water	23	1.0	27	1.2	28	1.3	10	0.5	8	0.5
Wholesale and retail distribution and leisure	70	3.2	52	2.3	54	2.4	60	3.0	42	2.6
Transport	55	2.5	103	4.6	7	0.3	6	0.3	4	0.3
Communications	13	0.6	15	0.7	15	0.7	1	0.1	1	0.1
Business and other services	105	4.8	121	5.4	92	4.1	77	3.9	40	2.5
Home loans	58	2.6	55	2.5	53	2.3	60	3.0	61	3.8
Other personal	1,354	61.5	1,359	60.9	1,343	59.4	1,252	63.5	1,041	65.4
Overseas customers	88	4.0	24	1.1	39	1.7	52	2.6	58	3.6
Finance lease receivables	14	0.6	15	0.7	9	0.4	6	0.3	11	0.7

	1,860	84.5	1,856	83.1	1,790	79.2	1,605	81.4	1,343	84.3
Foreign	342	15.5	377	16.9	471	20.8	366	18.6	250	15.7

	2,202	100.0	2,233	100.0	2,261	100.0	1,971	100.0	1,593	100.0

See Note under table 28.

Risk management
Statistical information

Table 30: Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom:
Banks and other financial institutions	7	14	2	3	13	3	12	–	3	4
Agriculture, forestry and fishing	2	–	4	7	6	1	1	2	2	2
Manufacturing	79	126	72	65	30	30	8	22	11	16
Construction	13	19	15	16	8	2	14	3	2	2
Property	2	5	10	5	5	69	1	2	1	3
Energy and water	9	15	4	1	2	2	–	1	–	–
Wholesale and retail distribution and leisure	55	45	53	35	34	7	5	11	9	12
Transport	44	5	7	4	3	15	1	1	–	1
Communications	2	1	2	–	–	1	–	–	–	–
Business and other services	96	58	65	57	33	16	11	13	9	11
Home loans	19	11	11	14	15	5	3	1	4	3
Other personal	963	790	692	599	435	68	38	31	29	28
Overseas customers	116	82	9	2	7	–	–	–	35	17
Finance lease receivables	4	4	4	6	4	1	1	1	1	1

	1,411	1,175	950	814	595	220	95	88	106	100
Foreign	184	299	270	159	88	35	18	18	36	13

	1,595	1,474	1,220	973	683	255	113	106	142	113

See Note under table 28.

Table 31: Total provisions balance coverage of non-performing loans

	2004	2003	2002	2001	2000
	%	%	%	%	%

United Kingdom	72.4	74.2	71.2	72.5	71.1
Other European Union	55.6	71.4	61.8	78.6	72.1
United States	49.5	39.2	43.7	61.8	81.0
Rest of the World	95.9	83.9	61.8	59.2	64.7

Total coverage of non-performing loans	70.4	71.5	65.9	70.4	71.0

(Also see chart on page 46.)

Table 32: Total provisions balance coverage of potential credit risk lending (NPLs and PPLs)

	2004	2003	2002	2001	2000
	%	%	%	%	%

United Kingdom	60.4	57.7	57.2	56.4	57.7
Other European Union	55.6	65.0	61.8	77.5	71.4
United States	45.3	23.4	33.0	28.6	22.6
Rest of the World	61.7	67.5	49.3	51.9	53.4

Total coverage of potential credit risk lending	59.2	54.6	52.8	52.9	54.5

(Also see chart on page 46.)

Barclays PLC Annual Report 2004

Table 33: Ratios of general and specific provision balances

	2004	2003	2002	2001	2000
	%	%	%	%	%

Specific provisions balances coverage of non-performing loans	55.3	51.9	48.4	49.7	46.2
General provisions balances coverage of performing loans (excluding trading book)	0.26	0.43	0.43	0.47	0.52
General provisions coverage of performing loans (including trading book)	0.17	0.28	0.28	0.33	0.38

(Also see chart on page 46.)

Liquidity Risk Management

Table 34: Analysis of weighted-average receive fixed and pay fixed rates by reset maturity date and nominal amount at 31st December 2004

	Sterling denominated contracts				Non-sterling denominated contracts
	Pay fixed		Receive fixed		Pay fixed		Receive fixed
	Nominal	Average	Nominal	Average	Nominal	Average	Nominal	Average
	amount	rate	amount	rate	amount	rate	amount	rate
	£m	%	£m	%	£m	%	£m	%

Reset maturity date
Not more than three months	993	4.60	1,380	6.23	776	2.66	671	2.67
Over three months but not more than six months	2,633	5.11	1,242	6.43	778	2.70	385	3.70
Over six months but not more than one year	1,553	4.62	4,221	5.70	3,063	2.88	854	4.58
Over one year but not more than five years	5,806	5.24	24,250	5.04	2,382	4.23	4,711	4.03
Over five years	4,475	4.63	6,520	5.92	1,499	4.53	5,647	6.45

Total	15,460	4.94	37,613	5.36	8,498	3.51	12,268	5.10

Table 35: Analysis of weighted-average receive variable and pay variable rates by reset maturity date and nominal amount at 31st December 2004

	Sterling denominated contracts				Non-sterling denominated contracts
	Receive variable		Pay variable		Receive variable		Pay variable
	Nominal	Average	Nominal	Average	Nominal	Average	Nominal	Average
	amount	rate	amount	rate	amount	rate	amount	rate
	£m	%	£m	%	£m	%	£m	%

Reset maturity date
Not more than three months	17,093	4.24	29,649	5.10	10,070	2.26	13,073	2.66
Over three months but not more than six months	5,725	4.96	15,821	5.03	1,601	2.35	2,433	2.51
Over six months but not more than one year	542	5.05	43	5.31	633	2.19	144	2.95
Over one year but not more than five years	–	–	–	–	–	–	424	2.27
Over five years	–	–	–	–	–	–	–	–

Total	23,360	4.44	45,513	5.07	12,304	2.26	16,074	2.63

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments

The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 30 to 34 under the headings ‘Risk Management and Control – Overview’; ‘Market Risk Management’ and ‘Treasury Asset and Liability Management’. Short-term debtors and creditors are included in the following interest rate repricing and non-trading currency risk tables. All other disclosures in Note 37 exclude these short-term balances.

Interest rate sensitivity gap analysis
The table below summarises the repricing profiles of the Group’s non-trading book as at 31st December 2004. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate repricing – as at 31st December 2004

		Over three	Over	Over	Over	Over
		months but	six months	one year	three years	five years
	Not more	not more	but not	but not	but not	but not	Over	Non-
	than three	than six	more than	more than	more than	more than	ten	interest	Trading
	months	months	one year	three years	five years	ten years	years	bearing	balances	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate sensitivity
Assets:
Treasury bills and other eligible bills	500	144	26	41	–	–	–	–	5,947	6,658
Loans and advances to banks	1,855	143	7	403	12	3	–	258	72,450	75,131
Loans and advances to customers	110,267	5,526	8,019	12,739	5,653	3,134	4,956	78	104,574	254,946
Debt securities and equity shares	420	100	64	635	291	87	10	717	137,270	139,594
Other assets	899	–	–	–	–	–	–	12,705	23,778	37,382

Total assets	113,941	5,913	8,116	13,818	5,956	3,224	4,966	13,758	344,019	513,711

Liabilities:
Deposits by banks	5,217	353	2	364	459	–	–	1	104,628	111,024
Customer accounts	125,575	1,580	1,516	998	78	33	208	15,590	72,140	217,718
Debt securities in issue	7,038	222	225	1,178	25	–	207	–	58,911	67,806
Other liabilities	–	–	–	–	–	–	–	10,445	76,123	86,568
Loan capital and other subordinated liabilities	2,523	432	108	25	849	3,853	4,487	–	–	12,277
Minority interests and shareholders’ funds	–	–	–	–	–	–	–	18,318	–	18,318
Internal funding of trading business	(21,620)	(1,073)	(523)	249	221	245	426	(10,142)	32,217	–

Total liabilities	118,733	1,514	1,328	2,814	1,632	4,131	5,328	34,212	344,019	513,711

Off balance sheet items	(10,564)	(18,855)	3,257	9,488	10,654	4,762	1,258	–	–	–

Interest rate repricing gap	(15,356)	(14,456)	10,045	20,492	14,978	3,855	896	(20,454)	–	–

Cumulative gap	(15,356)	(29,812)	(19,767)	725	15,703	19,558	20,454	–	–	–

Total assets and liabilities exclude retail life-fund assets and liabilities. These are not relevant in considering the interest rate risk of the Group.

Trading balances for the purposes of this table are those, within Barclays Capital, where the risk is managed by DVaR (see page 159).

Notes to the accounts

For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Interest rate repricing – as at 31st December 2003

		Over three	Over	Over	Over	Over
		months but	six months	one year	three years	five years
	Not more	not more	but not	but not	but not	but not	Over	Non-
	than three	than six	more than	more than	more than	more than	ten	interest	Trading
	months	months	one year	three years	five years	ten years	years	bearing	balances	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets:
Treasury bills and other eligible bills	592	28	33	35	–	–	–	–	6,489	7,177
Loans and advances to banks	2,632	2	53	48	9	–	–	212	58,968	61,924
Loans and advances to customers	104,397	4,679	7,155	11,739	6,007	2,388	1,102	882	88,470	226,819
Debt securities and equity shares	721	66	420	898	580	259	250	272	101,786	105,252
Other assets	338	–	–	–	–	–	–	12,850	20,825	34,013

Total assets	108,680	4,775	7,661	12,720	6,596	2,647	1,352	14,216	276,538	435,185

Liabilities:
Deposits by banks	4,247	275	105	202	29	235	–	357	88,642	94,092
Customer accounts	118,981	1,369	1,749	1,407	103	13	240	14,056	46,950	184,868
Debt securities in issue	7,101	55	–	1,345	206	–	122	–	40,740	49,569
Other liabilities	–	–	–	–	–	–	–	9,576	68,084	77,660
Loan capital and other subordinated liabilities	3,060	499	22	22	536	3,649	4,551	–	–	12,339
Minority and other interests and shareholders’ funds	–	–	–	–	–	–	–	16,657	–	16,657
Internal funding of trading business	(22,649)	(2,590)	(530)	1,080	666	–	269	(8,368)	32,122	–

Total liabilities	110,740	(392)	1,346	4,056	1,540	3,897	5,182	32,278	276,538	435,185

Off-balance sheet items	(16,637)	(10,301)	(464)	11,341	8,448	4,114	3,499	–	–	–

Interest rate repricing gap	(18,697)	(5,134)	5,851	20,005	13,504	2,864	(331)	(18,062)	–	–

Cumulative gap	(18,697)	(23,831)	(17,980)	2,025	15,529	18,393	18,062	–	–	–

Non-trading currency risk
Non-trading currency risk exposure arises principally from the Group’s investments in overseas branches and subsidiary and associated undertakings, principally in the United States, Japan and Europe.

The Group’s structural currency exposures at 31st December 2004 were as follows:

	Net investments in		Borrowings which hedge		Remaining structural
	overseas operations		the net investments		currency exposures
	2004	2003	2004	2003	2004	2003
Functional currency of the operation involved	£m	£m	£m	£m	£m	£m

United States Dollar	2,050	1,448	2,038	1,166	12	282
Yen	2,594	3,063	2,589	2,984	5	79
Euro	3,148	4,333	3,102	3,520	46	813
Other non-Sterling	753	700	332	255	421	445

Total	8,545	9,544	8,061	7,925	484	1,619

In accordance with Group policy, as at 31st December 2004 and 31st December 2003, there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account. Instruments used in hedging non-trading exposures are described on page 57.

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

Daily Value at Risk

The Daily Value at Risk (DVaR) methodology of estimating potential losses arising from the Group’s exposure to market risk is explained on pages 47 to 50. The models used in estimating potential losses are based on past movements and may not be indicative of future market conditions. The following table shows an analysis of DVaR for the market risk exposures in Barclays Capital as an average for the year and the high and low during the year.

	Year to 31st December 2004			Year to 31st December 2003
	Average	High(a)	Low(a)	Average	High(a)	Low(a)
	£m	£m	£m	£m	£m	£m

Interest rate risk	25.0	53.6	15.1	21.0	34.1	13.6
Credit spread risk	22.6	32.9	16.0	16.2	29.2	8.9
Foreign exchange risk	2.4	7.4	0.9	2.3	5.0	1.0
Equities risk	4.2	7.9	2.2	2.6	4.9	1.5
Commodities risk	6.0	14.4	2.2	4.4	7.0	2.2
Diversification effect	(25.9)	n/a	n/a	(20.6)	n/a	n/a

Total DVaR(b)	34.3	46.8	24.0	25.9	38.6	17.6

Notes
(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(b)	The year-end Total DVaR for 2004 was £31.9m (2003: £37.2m).

The hedging tables below summarise, firstly, the unrecognised gains and losses on hedges at 31st December 2004 and 31st December 2003 and the movements therein during the year, and, secondly, the deferred gains and losses on hedges carried forward in the balance sheet at 31st December 2004 and 31st December 2003, pending their recognition in the profit and loss account.

	Gains		Losses		Total net gains/(losses)
	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges
At 1st January	2,752	3,290	(2,715)	(2,353)	37	937
(Gains)/losses arising in previous years that were recognised in 2004/2003	(1,240)	(1,527)	1,122	999	(118)	(528)

Brought forward gains/(losses) not recognised in 2004/2003	1,512	1,763	(1,593)	(1,354)	(81)	409
Gains/(losses) arising in 2004/2003 that were not recognised in 2004/2003	849	989	(824)	(1,361)	25	(372)

At 31st December	2,361	2,752	(2,417)	(2,715)	(56)	37

Of which:
Gains/(losses) expected to be recognised in 2005/2004	570	870	(324)	(613)	246	257
Gains/(losses) expected to be recognised in 2006/2005 or later	1,791	1,882	(2,093)	(2,102)	(302)	(220)

Deferred gains and losses on hedges carried forward in the balance sheet
At 1st January	41	91	(92)	(107)	(51)	(16)
Deferred (gains)/losses brought forward that were recognised in income in 2004/2003	(32)	(81)	55	64	23	(17)

Brought forward deferred gains/(losses) not recognised in 2004/2003	9	10	(37)	(43)	(28)	(33)
Gains/(losses) that became deferred in 2004/2003	174	31	(172)	(49)	2	(18)

At 31st December	183	41	(209)	(92)	(26)	(51)

Of which:
Gains/(losses) expected to be recognised in income in 2005/2004	61	19	(66)	(39)	(5)	(20)
Gains/(losses) expected to be recognised in income in 2006/2005 or later	122	22	(143)	(53)	(21)	(31)

Where a non-trading derivative no longer represents a hedge because the underlying non-trading asset, liability or position has been de-recognised or transferred into a trading portfolio, it is restated at fair value and any resultant gains or losses taken directly to the profit and loss account. Gains of £354m (2003: £87m) and losses of £427m (2003: £54m) were recognised in the year to 31st December 2004.
The disclosure of the fair value of financial instruments as required by FRS 13 is provided in Note 38 on pages 166 to 167.

Notes to the accounts
For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Derivatives held or issued for trading purposes

The tables set out below analyse the notional principal amounts and fair values (which, after netting, are the book values) of trading instruments entered into with third parties.

	2004
	Contract or	Year-end	Year-end	Average	Average
	underlying	positive	negative	positive	negative
	principal	fair	fair	fair	fair
	amount	value	value	value	value
	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	379,375	6,797	7,793	5,694	4,792
Currency swaps	263,727	11,287	11,750	7,476	7,677
OTC options bought and sold	169,150	1,982	1,933	2,346	1,807

OTC derivatives	812,252	20,066	21,476	15,516	14,276
Exchange traded futures – bought and sold	321	–	–	–	14

Total	812,573	20,066	21,476	15,516	14,290

Interest rate derivatives
Swaps	5,236,145	53,782	51,511	46,611	44,669
Forward rate agreements	871,939	265	208	218	189
OTC options bought and sold	1,720,881	9,132	8,912	7,857	7,626

OTC derivatives	7,828,965	63,179	60,631	54,686	52,484
Exchange traded futures – bought and sold	1,029,595	–	–	–	–
Exchange traded options – bought and sold	476,446	–	–	–	–
Exchange traded – swaps	1,761,192	–	–	–	–

Total	11,096,198	63,179	60,631	54,686	52,484

Credit derivatives
Swaps	186,275	1,444	1,186	513	509

Equity and stock index derivatives
OTC options bought and sold	107,328	4,161	5,068	3,051	3,873
Equity swaps and forwards	12,367	269	182	164	182

OTC derivatives	119,695	4,430	5,250	3,215	4,055
Exchange traded futures – bought and sold	33,366	–	–	–	–
Exchange traded options – bought and sold	26,029	–	–	–	–

Total	179,090	4,430	5,250	3,215	4,055

Commodity derivatives
OTC options bought and sold	43,057	1,398	1,184	887	769
Commodity swaps and forwards	82,725	3,557	3,596	3,216	3,315

OTC derivatives	125,782	4,955	4,780	4,103	4,084
Exchange traded futures – bought and sold	11,764	–	–	–	–
Exchange traded options – bought and sold	2,863	–	–	–	–

Total	140,409	4,955	4,780	4,103	4,084

Total trading derivatives		94,074	93,323
Effect of netting		(69,919)	(69,919)
Allowable offset – cash collateral		(5,981)	(5,395)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, Notes 21 and 26)		18,174	18,009

Non-cash collateral held that reduced credit risk in respect of derivative instruments at 31st December 2004, but did not meet the offset criteria amounted to £1,568m (2003: £672m).

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

	2003
	Contract or	Year-end	Year-end	Average	Average
	underlying	positive	negative	positive	negative
	principal	fair	fair	fair	fair
	amount	value	value	value	value
	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	308,671	5,501	7,109	4,288	4,956
Currency swaps	196,450	9,049	9,086	6,572	6,583
OTC options bought and sold	167,513	2,579	2,198	1,315	1,120

OTC derivatives	672,634	17,129	18,393	12,175	12,659
Exchange traded futures – bought and sold	87	–	–	–	–
Exchange traded options – bought and sold	3	–	–	–	–
Exchange traded swaps

Total	672,724	17,129	18,393	12,175	12,659

Interest rate derivatives
Swaps	2,650,289	43,891	41,874	54,517	52,241
Forward rate agreements	352,769	114	104	128	112
OTC options bought and sold	827,569	7,771	7,757	8,459	8,338

OTC derivatives	3,830,627	51,776	49,735	63,104	60,691
Exchange traded futures – bought and sold	761,048	–	–	–	–
Exchange traded options – bought and sold	317,857	–	–	–	–
Exchange traded – swaps	972,173	–	–	–	–

Total	5,881,705	51,776	49,735	63,104	60,691

Credit derivatives
Swaps	43,256	798	584	810	591

Equity and stock index derivatives
OTC options bought and sold	54,488	2,482	3,433	2,173	2,572
Equity swaps and forwards	3,855	257	212	101	72

OTC derivatives	58,343	2,739	3,645	2,274	2,644
Exchange traded futures – bought and sold	20,686	–	–	–	–
Exchange traded options – bought and sold	11,870	–	–	–	–

Total	90,899	2,739	3,645	2,274	2,644

Commodity derivatives
OTC options bought and sold	11,782	266	230	227	225
Commodity swaps and forwards	45,308	1,716	1,812	1,415	1,400

OTC derivatives	57,090	1,982	2,042	1,642	1,625
Exchange traded futures – bought and sold	21,327	–	46	–	1
Exchange traded options – bought and sold	961	–	–	–	–

Total	79,378	1,982	2,088	1,642	1,626

Total trading derivatives		74,424	74,445
Effect of netting		(55,030)	(55,030)
Allowable offset – cash collateral		(3,582)	(4,618)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, Notes 21 and 26)		15,812	14,797

Non-cash collateral held that reduced credit risk in respect of derivative instruments at 31st December 2003, but did not meet the offset criteria amounted to £672m (2002: £591m).

Notes to the accounts
For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Derivative financial instruments held for the purpose of managing non-trading exposures
The following table, which includes only the derivative components of the Group’s hedging programme, summarises the nominal values, fair values and book values of derivatives held for the purpose of managing non-trading exposures. Included in the amounts below were £10,295m (2003: £10,685m) contract amount of foreign exchange derivatives and £151,957m (2003: £200,126m) of interest rate derivatives which were made for asset and liability management purposes with independently managed dealing units of the Group.

	2004					2003
	Contract or	Year-end	Year-end	Year-end	Year-end	Contract or	Year-end	Year-end
	underlying	positive	negative	positive	negative	underlying	positive	negative
	principal	fair	fair	book	book	principal	fair	fair
	amount	value	value	value	value	amount	value	value
	£m	£m	£m	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	1,480	25	14	17	2	1,648	18	23
Currency swaps	10,841	211	842	181	355	10,914	64	786

OTC derivatives	12,321	236	856	198	357	12,562	82	809
Exchange traded futures – bought and sold	–	–	–	–	–	40	–	–

Total	12,321	236	856	198	357	12,602	82	809

Interest rate derivatives
Swaps	174,382	2,806	2,039	1,015	663	294,021	3,656	3,165
Forward rate agreements	22,039	5	5	–	5	28,742	27	5
OTC options bought and sold	4,080	41	78	3	2	15,062	5	66

OTC derivatives	200,501	2,852	2,122	1,018	670	337,825	3,688	3,236
Exchange traded futures – bought and sold	–	–	–	–	–	83	–	–

Total	200,501	2,852	2,122	1,018	670	337,908	3,688	3,236

Credit derivatives	5,133	8	31	4	2	4,194	3	77

Equity, stock index, commodity and precious metals derivatives	1,536	70	23	3	4	1,662	78	34

At 31st December 2003, the total positive book value of derivatives held for the purposes of managing non-trading exposures was £1,856m. The total negative book value of such contracts at 31st December 2003 was £2,198m.

The nominal amounts of OTC foreign exchange derivatives held to manage the non-trading exposure of the Group analysed by currency and final maturity are as follows:

	2004				2003
		Over one				Over one
		year but				year but
		not more				not more
	One year	than five	Over five		One year	than five	Over five
	or less	years	years	Total	or less	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m

£/euro	352	698	–	1,050	406	1,890	–	2,296
£/Yen	905	3,657	–	4,562	1,147	4,097	–	5,244
£/United States Dollar	194	5,205	520	5,919	625	2,797	561	3,983
United States Dollar/euro	105	130	–	235	127	196	–	323
United States Dollar/Yen	22	–	148	170	13	21	159	193
United States Dollar/South African Rand	176	–	–	176	233	–	–	233
Yen/euro	28	28	–	56	22	29	–	51
Other	104	49	–	153	181	58	–	239

Total	1,886	9,767	668	12,321	2,754	9,088	720	12,562

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2004
At 31st December 2004, the notional principal amounts, by residual maturity, of the Group’s trading and non-trading derivatives were as follows:

		Over one
		year but
		not more	Over
	One year	than five	five
	or less	years	years	Total
	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	360,272	18,971	1,612	380,855
Currency swaps	42,220	144,184	88,164	274,568
OTC options bought and sold	144,162	22,014	2,974	169,150

OTC derivatives	546,654	185,169	92,750	824,573
Exchange traded futures – bought and sold	321	–	–	321

Total	546,975	185,169	92,750	824,894

Interest rate derivatives
Swaps	2,509,842	1,798,816	1,101,869	5,410,527
Forward rate agreements	813,813	80,101	64	893,978
OTC options bought and sold	1,049,865	512,811	162,285	1,724,961

OTC derivatives	4,373,520	2,391,728	1,264,218	8,029,466
Exchange traded futures – bought and sold	606,849	418,939	3,807	1,029,595
Exchange traded options – bought and sold	430,147	46,299	–	476,446
Exchange traded swaps	221,538	861,585	678,069	1,761,192

Total	5,632,054	3,718,551	1,946,094	11,296,699

Credit derivatives
Swaps	5,307	136,049	50,052	191,408

Equity and stock index derivatives
OTC options bought and sold	35,182	70,665	9,675	115,522
Equity swaps and forwards	3,122	2,302	285	5,709

OTC derivatives	38,304	72,967	9,960	121,231
Exchange traded futures – bought and sold	33,362	4	–	33,366
Exchange traded options – bought and sold	15,495	9,904	630	26,029

Total	87,161	82,875	10,590	180,626

Commodity derivatives
OTC options bought and sold	14,060	25,539	3,458	43,057
Commodity swaps and forwards	44,806	35,551	2,368	82,725

OTC derivatives	58,866	61,090	5,826	125,782
Exchange traded futures – bought and sold	9,237	2,407	120	11,764
Exchange traded options – bought and sold	1,303	1,560	–	2,863

Total	69,406	65,057	5,946	140,409

Notes to the accounts

For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

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

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

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

The residual replacement cost by maturity and net replacement cost by counterparty analyses of OTC and non-margined exchange traded derivatives held for trading and non-trading purposes at 31st December 2004 and 31st December 2003 are as follows:

	2004				2003
		Over one				Over one
		year but				year but
	One	not more	Over		One	not more	Over
	year or	than five	five		year or	than five	five
	less	years	years	Total	less	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Replacement cost by residual maturity
Foreign exchange derivatives	9,285	6,886	4,320	20,491	8,357	5,862	2,929	17,148
Interest rate derivatives	6,121	23,130	34,701	63,952	5,661	21,332	25,603	52,596
Equity and stock index derivatives	1,750	2,312	394	4,456	550	1,952	267	2,769
Commodity derivatives	1,791	2,899	265	4,955	1,008	851	123	1,982
Credit derivatives	22	1,098	332	1,452	11	381	408	800

	18,969	36,325	40,012	95,306	15,587	30,378	29,330	75,295

	Total	Total
	2004	2003
	£m	£m

Net replacement cost by counterparty
Central Banks	2,563	1,046
Banks and other financial institutions	7,043	8,364
Other corporate and public bodies	9,552	7,010

	19,158	16,420

Potential credit risk exposure
The potential credit risk exposure for each product equals net replacement cost as reduced by the fair value of collateral provided by the counterparty.

At 31st December 2004 and 31st December 2003, the potential credit risk exposures in respect of the Group’s trading and non-trading OTC derivatives were not significantly different to net replacement cost.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date May 5, 2005	Barclays PLC (Registrant)
	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date May 5, 2005	Barclays Bank PLC (Registrant)
	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

Item 19– Exhibit Index

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC (incorporated by reference to the 2002 Form 20-F filed on March 25th, 2003)

1.2*	Memorandum and Articles of Association of Barclays Bank PLC

2.1*	Long term debt instruments

4.1	Rules of the Barclays Group SAYE Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.3	Rules of the Barclays Group Performance Share Plan (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.4	Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.5*	Rules of the Barclays PLC Approved and Unapproved Incentive Share Option Plans and Appendix relating to eligible employees resident in France

4.6*	Trust Deed and Supplemental Trust Deed of the Barclays Group Share Incentive Plan

4.7	Service Contract – Sir Peter Middleton (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.8*	Service Contract – Matthew Barrett

4.9	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.10	Service Contract – Roger Davis (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.11	Service Contract – Naguib Kheraj (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.12	Service Contract – Gary Hoffman (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.13	Service Contract – David Roberts (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.14*	Service Contract and Subsequent Amendment to Service Contract – Chris Lendrum

4.15*	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director- Sir Richard Broadbent

4.16*	Appointment Letter – Professor Sandra Dawson

4.17*	Appointment Letter and Subsequent Amendment to appoint as Deputy Chairman- Sir Nigel Rudd

4.18*	Appointment Letter – Stephen Russell

4.19*	Appointment Letter – Dr Jurgen Zech

4.20*	Appointment Letter – Leigh Clifford

4.21*	Appointment Letter – Sir Andrew Likierman

4.22*	Appointment Letter – Sir Brian Jenkins

EXHIBIT
NUMBER	DESCRIPTION
4.23*	Appointment Letter – Dame Hilary Cropper

7.1*	Ratios of earnings under UK GAAP to fixed charges

7.2*	Ratios of earnings under US GAAP to fixed charges

7.3*	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends

7.4*	Ratios of earnings under US GAAP to combined fixed charges, preference share dividends and payments to Reserve Capital Instrument Holders

8.1*	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F file on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1*	Certifications filed pursuant to 17 CFR 240. 13(a)-14b and 18 U.S.C 1350(a) and 1350(b)

14.1	Consent of PricewaterhouseCoopers

* Previously filed as an exhibit to the 2004 Form 20-F filed on March 24, 2005.