Form 20-F
period 2006-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2007-03-26
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to                     .

Commission file numbers:	Barclays PLC	1-09246
	Barclays Bank PLC	1-10257

BARCLAYS PLC

BARCLAYS BANK PLC

(Exact names of registrants as specified in their charters)

ENGLAND

(Jurisdictions of incorporation)

1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares	New York Stock Exchange*
	American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange

Barclays Bank PLC	7.4% Subordinated Notes 2009	New York Stock Exchange
	Callable Floating Rate Notes 2035	New York Stock Exchange
	Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*
	American Depositary Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange
	iPathSM Exchange Traded Notes Linked to GSCI® Total Return Index	New York Stock Exchange
	iPathSM Exchange Traded Notes Linked to Dow Jones – AIG Commodity Index Total ReturnSM	New York Stock Exchange
	iPathSM Exchange Traded Notes Linked to Goldman Sachs Crude Oil Total Return Index	New York Stock Exchange
	iPathSM MSCI India IndexSM ETN	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	6,534,698,021
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,329,960,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	30,000,000
	$100 preference shares	100,000

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17 ☐     Item 18 ☑

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

In this document certain non-IFRS (International Financial Reporting Standards) measures, such as profit before business disposals, are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

This document contains information, including statistical data, about certain of Barclays markets and its competitive position. Except as otherwise indicated, this information is taken or derived from Datastream and other external sources. Barclays cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as Barclays.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC Annual Report 2006	1

Absa Definitions

‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain Head office adjustments, transfer pricing and minority interests.

‘International Retail and Commercial Banking – Absa’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.

Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005. Therefore, unless otherwise indicated, 2005 comparatives reflect results from that date and are not directly comparable to 2006.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

Glossary of terms

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Profit before business disposals’ represents profit before tax and disposal of subsidiaries, associates and joint ventures.

Group reporting changes

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on the 2005 and 2004 results.

Barclays realigned a number of reportable business segments based on the reorganisation of certain portfolios better to reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group’s policy for the internal cost of funding and the segmental disclosure of risk weighted assets was also revised with effect from 1st January 2006. The reclassifications had no impact on the Group Income Statement or Balance sheet.

2	Barclays PLC Annual Report 2006

1 Operating review

Barclays PLC Annual Report 2006	3

Financial data

Consolidated income statement summary – IFRS

For the year ended 31st December

	2006 £m	2005 £m	2004(a) £m
Continuing operations
Net interest income	9,143	8,075	6,833
Net fee and commission income	7,177	5,705	4,847
Principal transactions	4,576	3,179	2,514
Net premiums from insurance contracts	1,060	872	1,042
Other income	214	147	131

Total income	22,170	17,978	15,367
Net claims and benefits paid on insurance contracts	(575)	(645)	(1,259)

Total income net of insurance claims	21,595	17,333	14,108
Impairment charges	(2,154)	(1,571)	(1,093)

Net income	19,441	15,762	13,015
Operating expenses	(12,674)	(10,527)	(8,536)
Share of post-tax results of associates and joint ventures	46	45	56
Profit on disposal of subsidiaries, associates and joint ventures	323	–	45

Profit before tax	7,136	5,280	4,580
Tax	(1,941)	(1,439)	(1,279)

Profit after tax	5,195	3,841	3,301

Profit attributable to minority interests	624	394	47
Profit attributable to equity holders of the parent	4,571	3,447	3,254

	5,195	3,841	3,301

Selected financial statistics

Basic earnings per share	71.9p	54.4p	51.0p
Diluted earnings per share	69.8p	52.6p	49.8p
Dividends per ordinary share	31.0p	26.6p	24.0p
Dividend payout ratio	43.1%	48.9%	47.1%
Profit attributable to the equity holders of the parent as a percentage of:
average shareholders’ equity	24.7%	21.1%	21.7%
average total assets	0.4%	0.4%	0.5%

Cost:income ratio	59%	61%	61%
Cost:net income ratio	65%	67%	66%
Average United States Dollar exchange rate used in preparing the accounts	1.84	1.82	1.83
Average Euro exchange rate used in preparing the accounts	1.47	1.46	1.47
Average Rand exchange rate used in preparing the accounts	12.47	11.57	11.83

The financial information above is extracted from the published accounts for the last two years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

4	Barclays PLC Annual Report 2006

Consolidated profit and loss account summary – UK GAAP

For the year ended 31st December

	2003 £m	2002 £m
Interest receivable	12,427	12,044
Interest payable	(5,823)	(5,839)
Net interest income	6,604	6,205
Fees and commissions receivable	4,896	4,454
Less: fees and commissions payable	(633)	(529)
Dealing profits	1,054	833
Other operating income	490	364
Operating income	12,411	11,327
Administration expenses – staff costs	(4,295)	(3,755)
Administration expenses – other	(2,404)	(2,312)
Depreciation	(289)	(303)
Goodwill amortisation	(265)	(254)
Operating expenses	(7,253)	(6,624)
Operating profit before provisions	5,158	4,703
Provisions for bad and doubtful debts	(1,347)	(1,484)
Provisions for contingent liabilities and commitments	1	(1)
Provisions	(1,346)	(1,485)
Operating profit	3,812	3,218
Profit/(loss) from joint ventures	1	(5)
Profit/(loss) from associates	28	(5)
Exceptional items	4	(3)
Profit on ordinary activities before tax	3,845	3,205
Tax on profit on ordinary activities	(1,076)	(955)
Profit on ordinary activities after tax	2,769	2,250
Minority interests (including non-equity interests)	(25)	(20)
Profit for the financial year attributable to the members of Barclays PLC	2,744	2,230
Dividends	(1,340)	(1,206)
Profit retained for the financial year	1,404	1,024
Selected financial statistics
Basic earnings per share	42.3p	33.7p
Diluted earnings per share	42.1p	33.4p
Dividends per ordinary share	20.50p	18.35p
Dividend payout ratio	48.5%	54.5%
Attributable profit as a percentage of:
average shareholders’ funds	17.0%	14.7%
average total assets	0.6%	0.5%
Average United States Dollar exchange rate used in preparing the accounts	1.64	1.50
Average Euro exchange rate used in preparing the accounts	1.45	1.59

The financial information shown here is extracted from the published UK GAAP accounts for the years 2002 and 2003.

Barclays PLC Annual Report 2006	5

Financial data

Consolidated balance sheet summary – IFRS

As at 31st December

	2006 £m	2005 £m	2004(a) £m
Assets
Cash and other short-term funds	9,753	5,807	3,525
Treasury bills and other eligible bills	n/a	n/a	6,658
Trading and financial assets designated at fair value	292,464	251,820	n/a
Derivative financial instruments	138,353	136,823	n/a
Debt securities and equity shares	n/a	n/a	141,710
Loans and advances to banks	30,926	31,105	80,632
Loans and advances to customers	282,300	268,896	262,409
Available for sale investments	51,703	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398	n/a
Property, plant and equipment	2,492	2,754	2,282
Other assets	14,706	13,257	40,965
Total assets	996,787	924,357	538,181

Liabilities
Deposits and items in the course of collection due to banks	81,783	77,468	112,229
Customer accounts	256,754	238,684	217,492
Trading and financial liabilities designated at fair value	125,861	104,949	n/a
Liabilities to customers under investment contracts	84,637	85,201	n/a
Derivative financial instruments	140,697	137,971	n/a
Debt securities in issue	111,137	103,328	83,842
Repurchase agreements and cash collateral on securities lent	136,956	121,178	n/a
Insurance contract liabilities, including unit-linked liabilities	3,878	3,767	8,377
Subordinated liabilities	13,786	12,463	12,277
Other liabilities	13,908	14,918	87,200
Total liabilities	969,397	899,927	521,417
Shareholders’ equity
Shareholders’ equity excluding minority interests	19,799	17,426	15,870
Minority interests	7,591	7,004	894
Total shareholders’ equity	27,390	24,430	16,764
Total liabilities and shareholders’ equity	996,787	924,357	538,181

Risk weighted assets and capital ratios
Risk weighted assets	297,833	269,148	218,601
Tier 1 ratio(b)	7.7%	7.0%	7.6%
Risk asset ratio(b)	11.7%	11.3%	11.5%
Selected financial statistics
Net asset value per ordinary share	303p	269p	246p
Year-end United States Dollar exchange rate used in preparing the accounts	1.96	1.72	1.92
Year-end Euro exchange rate used in preparing the accounts	1.49	1.46	1.41
Year-end Rand exchange rate used in preparing the accounts	13.71	10.87	10.86

Note 60 to the accounts provides a reconciliation of profit attributable to equity holders of the parent and shareholders’ equity between the amounts calculated under IFRS and US GAAP.

The financial information above is extracted from the published accounts for the last two years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the Financial Services Authority (FSA). As at 1st January 2005 the tier 1 ratio was 7.1% and the risk asset ratio was 11.8% reflecting the impact of IFRS including the adoption of IAS 32, IAS 39 and IFRS 4.

6	Barclays PLC Annual Report 2006

Consolidated balance sheet summary – UK GAAP

As at 31st December

	2003 £m	2002 £m
Assets
Loans and advances to banks and customers	288,743	260,572
Other assets	139,818	129,136

	428,561	389,708
Infrastructure	6,624	6,015

	435,185	395,723
Retail life-fund assets attributable to policyholders	8,077	7,284

Total assets	443,262	403,007

Liabilities
Deposits by banks, customer accounts and debt securities in issue	328,529	304,817
Other liabilities	77,660	64,067

	406,189	368,884

Capital resources
Undated loan capital	6,310	6,678
Dated loan capital	6,029	4,859

Total subordinated liabilities	12,339	11,537

Minority interests	283	156
Shareholders’ equity excluding minority interests	16,374	15,146

Total shareholders’ equity	16,657	15,302

Total capital resources	28,996	26,839

	435,185	395,723
Retail life-fund liabilities attributable to policyholders	8,077	7,284

Total liabilities and shareholders’ equity	443,262	403,007

Risk weighted assets and capital ratios
Risk weighted assets	188,997	172,748
Tier 1 ratio	7.9%	8.2%
Risk asset ratio	12.8%	12.8%
Selected financial statistics
Net asset value per ordinary share	250p	230p
Year-end United States Dollar exchange rate used in preparing the accounts	1.78	1.61
Year-end Euro exchange rate used in preparing the accounts	1.41	1.54

The financial information shown here is extracted from the UK GAAP published accounts for the years 2002 and 2003.

Barclays PLC Annual Report 2006	7

Intentionally Left Blank

8	Barclays PLC Annual Report 2006

Financial review

Barclays PLC Annual Report 2006	9

Financial review

Business description

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Banking, comprising:

–	UK Retail Banking

–	UK Business Banking

•	Barclaycard

•	International Retail and Commercial Banking, comprising

–	International Retail and Commercial Banking-excluding Absa

–	International Retail and Commercial Banking-Absa, first included with effect from 27th July 2005

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

•	Barclays Wealth-closed life assurance activities

Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, UK Premier and Local Business (formerly Small Business). This cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages branded Woolwich and general insurance. UK Premier provides banking, investment products and advice to affluent customers. Local Business provides banking services to small businesses.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.

Barclaycard

Barclaycard is a multi-brand credit card and consumer loans business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, SkyCard and Monument branded credit cards, Barclays branded loans and FirstPlus secured lending. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal and Africa. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays personal and corporate customers outside the UK with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes from 2005, the operations have been grouped into two components: International Retail and Commercial Banking-excluding Absa and International Retail and Commercial Banking-Absa.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking-excluding Absa

International Retail and Commercial Banking-excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East.

International Retail and Commercial Banking-Absa

International Retail and Commercial Banking-Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking-Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

10	Barclays PLC Annual Report 2006

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 190 funds for institutions and individuals trading in fifteen markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Wealth-closed life assurance activities

Barclays Wealth-closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

Head office functions and other operations

Head office functions and other operations comprise:

–	Head office and central support functions

–	Businesses in transition

–	Consolidation adjustments.

Head office and central support functions comprise the following areas: Executive management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Barclays PLC Annual Report 2006	11

Financial review

Group financial performance

The Group’s profit before tax in 2006 increased 35% (£1,856m) to £7,136m (2005: £5,280m). Income increased 25% (£4,262m) to £21,595m (2005: £17,333m) whilst operating expenses rose 20% (£2,147m) to £12,674m (2005: £10,527m). Impairment charges rose 37% (£583m) to £2,154 (2005: £1,571m).

Earnings per share rose 32% to 71.9p (2005: 54.4p), diluted earnings per share rose 33% to 69.8p (2005: 52.6p). Dividends per share rose 17% to 31p (2005: 26.6p). Return on average shareholders’ funds was 25% (2005: 21%).

Business performance

In UK Banking strong growth in income enabled us to increase our profit before tax 17% to £2,578m. The improvement in the cost:income ratio was four percentage points in headline terms to 52% (2005: 56%).

UK Retail Banking delivered a 17% profit before tax increase to £1,213m. This was driven by broadly based income growth of 7%, with particularly strong performances in savings, Local Business and UK Premier and good growth in current accounts. Our mortgage market share and processing capacity also increased strongly leading to a net market share of 4% for the second half of the year. We doubled investment across the business. We focused on upgrading distribution capabilities, transforming the performance of the mortgage business, revitalising product offerings, and improving core operations and processes. The additional investment substantially offset the impact of property gains, leading to broadly flat costs. In 2007 we expect to make further significant investment, including the restructuring of the branch network and the migration of Woolwich customers.

UK Business Banking delivered very strong growth in profit before tax of 18% to £1,365m. Strong growth in loans and deposits drove income growth of 11%. Profit before business disposals grew 11%. UK Business Banking maintained its competitive position and also funded significant investment in improving its infrastructure and customer service.

At Barclaycard profit before tax fell 40% to £382m. Good income growth of 8%, driven by very strong momentum in Barclaycard International, was more than offset by a further rise in impairment charges, principally in the UK lending portfolios, and by higher costs, mainly as a result of continued investment in Barclaycard US. In the UK, high debt levels and changing attitudes to bankruptcy and debt default contributed to increased impairment charges. As the consumer lending market in the UK changes, Barclaycard is repositioning its business to achieve sustainable, profitable growth. Higher borrowing by UK consumers, lower disposable household incomes and a tougher regulatory environment have seen Barclaycard take a number of actions. The business focused on tighter lending criteria and improved collections throughout 2006 and, as a consequence, believes we have passed the worst in Barclaycard UK impairment in the second half of 2006. There has also been a review of some partnership businesses and lending to higher risk customers. An operational review is also under way, to improve efficiency and enhance Barclaycard’s ability to provide the best service to customers, wherever they are in the world.

We continued to invest in Barclaycard US. Since we bought the business in December 2004, outstandings have grown from US$1.4bn to US$4.0bn, and cards in issue have increased from 1.1 million to 4.2 million. Income grew 73% in 2006. Barclaycard US is on track to become profitable in 2007.

International Retail and Commercial Banking achieved a step change in profitability to £1,270m (2005: £633m), reflecting the inclusion of Absa for a full year, the impact of corporate development activity and growth in key geographies.

International Retail and Commercial Banking – excluding Absa achieved a profit before tax of £572m (2005: £335m), including a gain of £247m from the disposal of our interest in FirstCaribbean International Bank. Excluding this gain, profit before tax was £325m (2005: £335m). Good organic growth in the businesses across continental Europe was offset by incremental investment in distribution capacity and technology across the businesses in 2006. We expect to double the rate of investment in infrastructure and distribution in 2007.

International Retail and Commercial Banking – Absa contributed £698m profit before tax in the first full year of ownership and is performing well ahead of our acquisition business case. Absa Group Limited achieved year on year growth in profit before tax of 24% in Rand terms, reflecting very strong growth in mortgages, credit cards and commercial property finance. The benefits of Barclays ownership are evident in 46% attributable earnings growth in both Absa Card and Absa Capital (reported in Barclays Capital), with total synergy benefits well ahead of plan.

Barclays Capital produced an outstanding performance with profit before tax rising 55% to £2,216m. Income growth of 39% was driven by doing more business with new and existing clients and was broadly based across asset classes and geographies. Growth was particularly strong in areas where we have invested in recent years, including commodities, equity products and credit derivatives. Profit growth was accompanied by improvements in productivity: income and profits grew significantly faster than Daily Value at Risk, risk weighted assets, economic capital, regulatory capital and costs. The ratio of compensation costs to net income improved two percentage points to 49% and the cost:net income ratio improved three percentage points to 64%. We continued to invest for future growth, increasing headcount 3,300 including 1,300 from the acquisition of HomEq, a US mortgage servicing business.

Barclays Global Investors delivered excellent results, with profit before tax up 32% to £714m. Income growth of 26% was attributable to increased management fees, particularly in the iShares and active businesses. Assets under management grew US$301bn to US$1.8trn, including net new assets of US$68bn, reflecting very strong inflows in iShares and active assets. The cost:income ratio improved two percentage points to 57%.

12	Barclays PLC Annual Report 2006

Barclays Wealth profit before tax rose 28% to £213m.

This reflected broadly based income growth and favourable market conditions, partially offset by a significant increase in investment in people and infrastructure to build a platform for future growth. Total client assets increased 19% to £93bn. The cost:income ratio improved three percentage points to 79%.

In Head office functions and other operations the loss before tax decreased £64m to £259m, reflecting the Head office relocation costs incurred in 2005.

Goals

Barclays primary focus is to deliver superior value to its shareholders.

The primary goal remains to achieve top quartile total shareholder return (TSR) relative to a peer group of 11 other UK and international financial services institutions. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. In 2004, we announced a new performance cycle TSR goal for the 2004 to 2007 period.

The TSR peer group is reviewed annually to ensure it aligns with our business mix and the direction and scale of our ambition. The peer group for 2006 was: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. For 2007 the peer group is unchanged.

For the first three years of the new goal period, from 31st December 2003 to 31st December 2006, Barclays was positioned sixth within its peer group, which is second quartile TSR performance.

Barclays PLC Annual Report 2006	13

Intentionally Left Blank

14	Barclays PLC Annual Report 2006

Overview

Analysis of results by business For the year ended 31st December 2006
	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Barclays Wealth – closed life assurance activities £m	Head office functions and other operations £m	Group £m

Net interest income	4,035	1,843	1,659	1,158	10	366	(8)	80	9,143
Net fee and commission income	1,861	1,054	1,303	952	1,651	665	50	(359)	7,177
Principal transactions(a)	30	15	194	4,135	4	–	156	42	4,576
Net premiums from insurance contracts	269	33	351	–	–	–	210	197	1,060
Other income	63	–	74	22	–	5	11	39	214

Total income	6,258	2,945	3,581	6,267	1,665	1,036	419	(1)	22,170
Net claims and benefits on insurance contracts	(35)	(8)	(244)	–	–	–	(288)	–	(575)

Total income, net of insurance claims	6,223	2,937	3,337	6,267	1,665	1,036	131	(1)	21,595
Impairment charges	(461)	(1,493)	(167)	(42)	–	(2)	–	11	(2,154)

Net income	5,762	1,444	3,170	6,225	1,665	1,034	131	10	19,441
Operating expenses	(3,265)	(1,054)	(2,196)	(4,009)	(951)	(821)	(109)	(269)	(12,674)
Share of post-tax results of associates and joint ventures	5	(8)	49	–	–	–	–	–	46
Profit on disposal of subsidiaries, associates and joint ventures	76	–	247	–	–	–	–	–	323

Profit before tax	2,578	382	1,270	2,216	714	213	22	(259)	7,136

As at 31st December 2006

Total assets	139,902	27,628	68,848	657,922	80,515	7,285	7,605	7,082	996,787

Total liabilities	159,503	1,909	37,567	632,208	79,366	26,817	7,499	24,528	969,397

Note

(a)	Principal transactions comprise net trading income and net investment income.

Barclays PLC Annual Report 2006	15

Financial review

Analysis of results by business

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

	2006 £m	2005 £m	2004(a) £m

Net interest income	4,035	3,744	3,348
Net fee and commission income	1,861	1,720	1,855
Net trading income	2	–	–
Net investment income	28	26	–
Principal transactions	30	26	–
Net premiums from insurance contracts	269	280	249
Other income	63	33	43

Total income	6,258	5,803	5,495
Net claims and benefits on insurance contracts	(35)	(58)	(46)

Total income, net of insurance claims	6,223	5,745	5,449
Impairment charges	(461)	(327)	(188)

Net income	5,762	5,418	5,261
Operating expenses excluding amortisation of intangible assets	(3,263)	(3,212)	(3,220)
Amortisation of intangible assets	(2)	(3)	(2)
Operating expenses	(3,265)	(3,215)	(3,222)
Share of post-tax results of associates and joint ventures	5	(3)	5
Profit on disposal of subsidiaries, associates and joint ventures	76	–	42

Profit before tax	2,578	2,200	2,086

Cost:income ratio	52%	56%	59%
Cost:net income ratio	57%	59%	61%

Risk Tendency	£515m	£430m	£360m

	2006	2005	2004

Loans and advances to customers	£123.9bn	£118.2bn	£106.7bn
Customer accounts	£142.4bn	£129.7bn	£111.1bn
Total assets	£139.9bn	£130.3bn	£114.9bn
Risk weighted assets	£84.9bn	£79.9bn	£80.5bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

16	Barclays PLC Annual Report 2006

2006/05

UK Banking profit before tax increased 17% (£378m) to £2,578m (2005: £2,200m) driven principally by good income growth. Profit before business disposals of £76m grew 14% (£302m) to £2,502m (2005: £2,200m).

2005/04

UK Banking profit before tax in 2005 increased 5% (£114m) to £2,200m (2004: £2,086m) driven by good income growth and strong cost management.

The cost:income ratio improved by three percentage points to 56% (2004: 59%).

Barclays PLC Annual Report 2006	17

Financial review

Analysis of results by business

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, UK Premier and Local Business (formerly Small Business). This cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages branded Woolwich and general insurance. UK Premier provides banking, investment products and advice to affluent customers. Local Business provides banking services to small businesses.

	2006 £m	2005 £m	2004(a) £m
Net interest income	2,333	2,208	2,107
Net fee and commission income	1,219	1,131	1,149
Net trading income	–	–	–
Net investment income	–	9	–
Principal transactions	–	9	–
Net premiums from insurance contracts	269	280	249
Other income	42	16	29
Total income	3,863	3,644	3,534
Net claims and benefits on insurance contracts	(35)	(58)	(46)
Total income net of insurance claims	3,828	3,586	3,488
Impairment charges	(209)	(150)	(69)
Net income	3,619	3,436	3,419
Operating expenses excluding amortisation of intangible assets	(2,407)	(2,390)	(2,461)
Amortisation of intangible assets	(1)	–	–
Operating expenses	(2,408)	(2,390)	(2,461)
Share of post-tax results of associates and joint ventures	2	(6)	2
Profit on disposal of subsidiaries, associates and joint ventures	–	–	42
Profit before tax	1,213	1,040	1,002

Cost:income ratio	63%	67%	71%
Cost:net income ratio	67%	70%	72%
Risk Tendency	£225m	£180m	£160m

	2006	2005	2004
Loans and advances to customers	£67.6bn	£64.8bn	£66.7bn
Customer accounts	£85.0bn	£78.8bn	£73.6bn
Total assets	£74.0bn	£70.4bn	£72.7bn
Risk weighted assets	£34.9bn	£32.8bn	£38.2bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

18	Barclays PLC Annual Report 2006

2006/05

UK Retail Banking profit before tax increased 17% (£173m) to £1,213m (2005: £1,040m), driven by good income growth and well controlled costs. There has been substantial additional investment to transform the business.

Income increased 7% (£242m) to £3,828m (2005: £3,586m). Income growth was broadly based. There was strong income growth in Personal Customers retail savings, Local Business and UK Premier and good growth in Personal Customers current account income. Sales volumes increased, with a particularly strong performance from direct channels.

Net interest income increased 6% (£125m) to £2,333m (2005: £2,208m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and a stable liability margin. Total average customer deposit balances increased 8% to £79.2bn (2005: £73.5bn), supported by new products. Growth of personal savings was above that of the market.

Mortgage volumes improved significantly, driven by a focus on improving capacity, customer service, value and promotion. UK residential mortgage balances ended the year at £61.9bn (2005: £59.6bn). Gross advances were 60% higher at £18.4bn (2005: £11.5bn), with a market share of 5% (2005: 4%). Net lending was £2.4bn, with performance improving during the year, leading to a market share of 4% in the second half of the year. The mortgage margin was reduced by changed assumptions used in the calculation of effective interest rates, a higher proportion of new mortgages and base rate changes. The new business spread was in line with the industry. The loan to value ratio within the residential mortgage book on a current valuation basis was 34% (2005: 35%).

There was good balance growth in non-mortgage loans, where Local Business average balances increased 9% and UK Premier average balances increased 25%.

Net fee and commission income increased 8% (£88m) to £1,219m (2005: £1,131m). There was strong current account income growth in Personal Customers and Local Business. UK Premier delivered strong growth reflecting higher income from banking services, mortgage sales and investment advice.

Net premiums from insurance underwriting activities decreased 4% (£11m) to £269m (2005: £280m). There continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts improved to £35m (2005: £58m). Other income increased £26m to £42m (2005: £16m), principally representing the benefit from reinsurance.

Impairment charges increased 39% (£59m) to £209m (2005: £150m). The increase principally reflected balance growth and some deterioration in delinquency rates in the Local Business loan book. Losses from the mortgage portfolio remained negligible, with arrears at low levels.

Operating expenses were steady at £2,408m (2005: £2,390m). Substantially all of the gains from the sale and leaseback of property of £253m have been reinvested in the business to improve customer service and deliver sustainable performance improvements. Around half of the incremental investment was directed at upgrading distribution capabilities, including restructuring and improving the branch network. Further investment was focused on upgrading the contact centres, transforming the performance of the mortgage business, revitalising the retail product range to meet customers’ needs, improving core operations and processes and rationalising the number of operating sites. The level of investment reflected in operating expenses in 2006 was approximately double the level of 2005.

The cost:income ratio improved four percentage points to 63% (2005: 67%).

2005/04

Profit before tax increased 4% (£38m) in 2005 to £1,040m (2004: £1,002m). Profit before tax increased 8% excluding the impact of £42m profit on business disposals in 2004.

Income increased 3% (£98m) to £3,586m (2004: £3,488m). There was good growth in Personal Customer current accounts, Local Business and UK Premier, whilst income from Personal Customers retail savings was weaker. The application of IAS 32 and IAS 39 from 1st January 2005 resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 5% (£101m) to £2,208m (2004: £2,107m). Growth was driven by higher contributions from Home Finance and Local Business, partly offset by some margin pressure on savings and deposits.

UK residential mortgage balances ended the period at £59.6bn (2004: £61.7bn). Total average customer deposit balances increased 5% to £73.5bn (2004: £69.7bn).

Net fee and commission income decreased 2% (£18m) to £1,131m (2004: £1,149m) with lending related fees impacted by the application of IAS 32 and IAS 39 from 1st January 2005.

Income from principal transactions was £9m (2004: £nil) representing the gain on the sale of the investment in Gresham, an insurance underwriting business.

Net premiums from insurance underwriting activities increased 12% (£31m) to £280m (2004: £249m). In 2004 there was a provision relating to the early termination of contracts. Excluding this provision, there was a slight underlying reduction in net premiums.

Impairment charges increased 117% (£81m) to £150m (2004: £69m). Excluding UK mortgage releases of £10m (2004: £40m), impairment charges increased 47%, reflecting some deterioration in the delinquencies experience and balance growth in overdrafts and Local Business.

Operating expenses decreased 3% (£71m) to £2,390m (2004: £2,461m). The cost:income ratio improved four percentage points to 67% (2004: 71%).

Barclays PLC Annual Report 2006	19

Financial review

Analysis of results by business

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.

	2006 £m	2005 £m	2004(a) £m
Net interest income	1,702	1,536	1,241
Net fee and commission income	642	589	706
Net trading income	2	–	–
Net investment income	28	17	–
Principal transactions	30	17	–
Other income	21	17	14
Total income	2,395	2,159	1,961
Impairment charges	(252)	(177)	(119)
Net income	2,143	1,982	1,842
Operating expenses excluding amortisation of intangible assets	(856)	(822)	(759)
Amortisation of intangible assets	(1)	(3)	(2)
Operating expenses	(857)	(825)	(761)
Share of post-tax results of associates and joint ventures	3	3	3
Profit on disposal of subsidiaries, associates and joint ventures	76	–	–
Profit before tax	1,365	1,160	1,084
Cost:income ratio	36%	38%	39%
Cost:net income ratio	40%	42%	41%
Risk Tendency	£290m	£250m	£200m

	2006	2005	2004
Loans and advances to customers	£56.3bn	£53.4bn	£40.0bn
Customer accounts	£57.4bn	£50.9bn	£37.5bn
Total assets	£65.9bn	£59.9bn	£42.2bn
Risk weighted assets	£50.0bn	£47.1bn	£42.3bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

20	Barclays PLC Annual Report 2006

2006/05

UK Business Banking profit before tax increased 18% (£205m) to £1,365m (2005: £1,160m), driven by continued strong income growth. UK Business Banking maintained its market share of primary customer relationships. The 2006 result included a £23m (2005: £13m) contribution from a full year consolidation of Iveco Finance, in which a 51% stake was acquired on 1st June 2005, and a £76m (2005: £nil) contribution from business disposals. Profit before business disposals of £76m increased 11% to £1,289m (2005: £1,160m).

Income increased 11% (£236m) to £2,395m (2005: £2,159m), driven by strong balance sheet growth. The uplift in income was broadly based across income categories.

Net interest income increased 11% (£166m) to £1,702m (2005: £1,536m) driven by strong balance sheet growth. There was strong growth in all business areas and in particular Larger Business. The lending margin improved slightly. Average deposit balances increased 11% to £44.8bn (2005: £40.5bn) with good growth across product categories. The deposit margin was stable.

Net fee and commission income increased 9% (£53m) to £642m (2005: £589m). There was a strong rise in income from foreign exchange and derivatives business transacted through Barclays Capital on behalf of Business Banking customers.

Income from principal transactions was £30m (2005: £17m), primarily reflecting the profit realised on a number of equity investments.

As expected, impairment rates trended upwards during the year towards a more normalised level. Impairment increased 42% (£75m) to £252m (2005: £177m), with the increase mainly reflecting higher charges from Medium Business and balance growth. Impairment charges in Larger Business were stable.

Operating expenses increased 4% (£32m) to £857m (2005: £825m). Cost growth reflected higher volumes, increased expenditure on front line staff and the costs of Iveco Finance for a full year. Operating expenses included a gain of £60m on the sale and leaseback of property, of which approximately half was reinvested in the business, including costs relating to the acceleration of the rationalisation of operating sites and technology infrastructure.

The cost:income ratio improved two percentage points to 36% (2005: 38%).

Profit on disposals of subsidiaries, associates and joint ventures of £76m (2005: £nil) arose from the sales of interests in vehicle leasing and European vendor finance businesses.

2005/04

Profit before tax increased 7% (76m) to £1,160m (2004: £1,084m), driven by strong income growth.

Both Larger Business and Medium Business performed well.

Income increased 10% (£198m) to £2,159m (2004: £1,961m), driven by strong balance sheet growth. The application of IAS 32 and IAS 39 from 1st January 2005 resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income. Excluding the impact of IAS 32 and IAS 39, both net interest income and net fee and commission income continued to grow.

Impairment charges increased 49% (£58m) to £177m (2004: £119m). Excluding the impact of a £57m recovery in 2004, the impairment charge was broadly stable.

Operating expenses increased 8% (£64m) to £825m (2004: £761m), reflecting volume growth, increased expenditure on frontline staff and the costs of Iveco Finance since acquisition.

The cost:income ratio improved one percentage point to 38% (2004: 39%).

Barclays PLC Annual Report 2006	21

Financial review

Analysis of results by business

Barclaycard

Barclaycard is a multi-brand credit card and consumer loans business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, SkyCard and Monument branded credit cards, Barclays branded loans and FirstPlus secured lending. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal and Africa. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

	2006 £m	2005 £m	2004(a) £m

Net interest income	1,843	1,726	1,587
Net fee and commission income	1,054	972	790
Net investment income	15	–	–
Net premiums from insurance contracts	33	24	22
Total income	2,945	2,722	2,399
Net claims and benefits on insurance contracts	(8)	(7)	(5)
Total income net of insurance claims	2,937	2,715	2,394
Impairment charges	(1,493)	(1,098)	(761)
Net income	1,444	1,617	1,633
Operating expenses excluding amortisation of intangible assets	(1,037)	(961)	(804)
Amortisation of intangible assets	(17)	(17)	(3)
Operating expenses	(1,054)	(978)	(807)
Share of post-tax results of associates and joint ventures	(8)	1	4
Profit before tax	382	640	830
Cost:income ratio	36%	36%	34%
Cost:net income ratio	73%	60%	49%
Risk Tendency	£1,410m	£1,100m	£860m

	2006	2005	2004
Loans and advances to customers	£25.5bn	£24.0bn	£22.3bn
Total assets	£27.6bn	£25.8bn	£23.4bn
Risk weighted assets	£25.2bn	£21.8bn	£20.2bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

22	Barclays PLC Annual Report 2006

2006/05

Barclaycard profit before tax decreased 40% (£258m) to £382m (2005: £640m) as good income growth was more than offset by higher impairment charges and increased costs from the continued development of international businesses.

Income increased 8% (£222m) to £2,937m (2005: £2,715m). Growth was driven by very strong momentum in the United States and by strong performances in Barclaycard Business, FirstPlus, SkyCard and continental European markets.

Net interest income increased 7% (£117m) to £1,843m (2005: £1,726m). UK average extended credit card balances fell 7% to £8.0bn (2005: £8.6bn), reflecting the impact of tighter lending criteria. UK average consumer lending balances increased 16% to £11.9bn (2005: £10.3bn) driven by secured lending in FirstPlus. International average extended credit card balances rose 39% to £2.5bn (2005: £1.8bn).

Net fee and commission income increased 8% (£82m) to £1,054m (2005: £972m) as a result of increased contributions from Barclaycard International, SkyCard, FirstPlus and Barclaycard Business. Barclaycard reduced its late and overlimit fee charges in the UK on 1st August 2006 in response to the Office of Fair Trading’s findings.

Investment income of £15m (2005: £nil) represents the gain arising from the sale of part of the stake in MasterCard Inc, following its flotation.

Impairment charges increased 36% (£395m) to £1,493m (2005: £1,098m). The increase was driven by a rise in delinquent balances and increased numbers of bankruptcies and Individual Voluntary Arrangements. As a result of management action in 2005 and 2006 to tighten lending criteria and improve collection processes, the flows of new delinquencies reduced, and levels of arrears balances declined in the second half of 2006 in UK cards and unsecured loans.

Operating expenses increased 8% (£76m) to £1,054m (2005: £978m). This included a £38m gain from the sale and leaseback of property. Excluding this item, operating expenses increased 12% (£114m) to £1,092m. This was largely as a result of continued investment in Barclaycard International, particularly Barclaycard US, and the development of UK partnerships.

Barclaycard International continued its growth strategy in the continental European business delivering solid results. The Entercard joint venture, which is based in Scandinavia, performed ahead of plan. Barclaycard International loss before tax reduced to £30m (2005: loss £37m), including the loss before tax for Barclaycard US of £56m (2005: loss £59m). Barclaycard US continued to perform ahead of expectations, delivering very strong growth in balances and customer numbers and creating a number of new partnerships including US Airways, Barnes & Noble, Travelocity and Jo-Ann Stores.

Barclaycard UK customer numbers declined 1.4 million to 9.8 million (2005: 11.2 million). This reflected the closure of 1.5 million accounts that had been inactive.

2005/04

Barclaycard profit before tax decreased 23% (£190m) to £640m (2004: £830m). Excluding Barclaycard US loss before tax of £59m, profit before tax fell 16% (£131m) to £699m.

Income increased 13% (£321m) to £2,715m (2004: £2,394m) driven by good performances across the diversified UK cards and loans businesses and Barclaycard Business, and by very strong momentum in international cards. Excluding Barclaycard US income of £117m, income increased 9%.

Net interest income increased 9% (£139m) to £1,726m (2004: £1,587m) as a result of growth in average balances.

UK average extended credit balances rose 5% to £8.6bn (2004: £8.2bn) and international average extended credit balances doubled to £1.8bn (2004: £0.9bn). Excluding Barclaycard US average extended credit balances of £0.9bn, international average extended credit balances increased 26%.

Net fee and commission income increased 23% (£182m) to £972m (2004: £790m) as a result of the inclusion of Barclaycard US and increased contributions from Barclaycard Business and FirstPlus. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

Impairment charges increased 44% (£337m) to £1,098m (2004: £761m). The increase was driven by a rise in delinquent balances, lower rates of recovery from customers, the inclusion of Barclaycard US, and an increase in the size of the average loan book. Excluding Barclaycard US impairment charges of £53m, impairment charges increased 38%.

Operating expenses rose 21% (£171m) to £978m (2004: £807m), mostly as a result of the inclusion of Barclaycard US. Excluding Barclaycard US operating expenses of £111m, operating expenses rose 7% reflecting continued investment in the UK and continental European card businesses and the development of the UK Partnerships business.

Barclaycard International performed strongly, with Germany and Spain delivering excellent results. The loss before tax for Barclaycard International was £37m (2004: loss of £6m). Excluding Barclaycard US, Barclaycard International profit before tax was £22m (2004: £8m), with income ahead 22%. The loss before tax for Barclaycard US was £59m (2004: loss of £2m).

Barclays PLC Annual Report 2006	23

Financial review

Analysis of results by business

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays personal and corporate customers outside the UK with banking services.

The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes from 2005, the operations have been grouped into two components: International Retail and Commercial Banking – excluding Absa and International Retail and Commercial Banking – Absa.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

	2006 £m	2005 £m	2004(a) £m
Net interest income	1,659	1,050	529
Net fee and commission income	1,303	705	288
Net trading income	6	3	–
Net investment income	188	143	135
Principal transactions	194	146	135
Net premiums from insurance contracts	351	227	300
Other income	74	60	25
Total income	3,581	2,188	1,277
Net claims and benefits on insurance contracts	(244)	(205)	(390)
Total income net of insurance claims	3,337	1,983	887
Impairment charges	(167)	(32)	(31)
Net income	3,170	1,951	856
Operating expenses excluding amortisation of intangible assets	(2,111)	(1,317)	(616)
Amortisation of intangible assets	(85)	(47)	(1)
Operating expenses	(2,196)	(1,364)	(617)
Share of post-tax results of associates and joint ventures	49	46	49
Profit on disposal of subsidiaries, associates and joint ventures	247	–	–
Profit before tax	1,270	633	288
Cost:income ratio	66%	69%	70%
Cost:net income ratio	69%	70%	72%
Risk Tendency	£220m	£175m	£65m

	2006	2005	2004
Loans and advances to customers	£53.5bn	£49.3bn	£20.7bn
Customer accounts	£22.5bn	£22.6bn	£10.1bn
Total assets	£68.9bn	£63.6bn	£28.5bn
Risk weighted assets	£41.1bn	£41.2bn	£19.3bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

24	Barclays PLC Annual Report 2006

2006/05

International Retail and Commercial Banking profit before tax increased £637m to £1,270m (2005: £633m). The increase reflected the inclusion of a full year’s profit before tax from International Retail and Commercial Banking – Absa of £698m (2005(a): £298m) and a profit of £247m on the disposal of Barclays interest in FirstCaribbean International Bank.

2005/04

International Retail and Commercial Banking profit before tax increased £345m to £633m (2004: £288m). The increase reflected the inclusion of profit before tax from International Retail and Commercial Banking –Absa of £298m(a) and strong organic growth in Africa and Europe.

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income.

In addition, these standards have impacted the reporting of net claims and benefits paid.

Note

(a) For 2005, this reflects the period from 27th July until 31st December 2005.

Barclays PLC Annual Report 2006	25

Financial review

Analysis of results by business

International Retail and Commercial Banking – excluding Absa

International Retail and Commercial Banking – excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East.

	2006 £m	2005 £m	2004(a) £m
Net interest income	610	562	529
Net fee and commission income	448	377	288
Net trading income	17	31	–
Net investment income	66	88	135
Principal transactions	83	119	135
Net premiums from insurance contracts	111	129	300
Other income	20	23	25
Total income	1,272	1,210	1,277
Net claims and benefits on insurance contracts	(138)	(161)	(390)
Total income net of insurance claims	1,134	1,049	887
Impairment charges	(41)	(13)	(31)
Net income	1,093	1,036	856
Operating expenses excluding amortisation of intangible assets	(799)	(734)	(616)
Amortisation of intangible assets	(9)	(6)	(1)
Operating expenses	(808)	(740)	(617)
Share of post-tax results of associates and joint ventures	40	39	49
Profit on disposal of subsidiaries, associates and joint ventures	247	–	–
Profit before tax	572	335	288
Cost:income ratio	71%	71%	70%
Cost:net income ratio	74%	71%	72%

Risk Tendency	£75m	£75m	£65m

	2006	2005	2004

Loans and advances to customers	£29.3bn	£25.4bn	£20.7bn
Customer accounts	£11.4bn	£10.4bn	£10.1bn
Total assets	£38.5bn	£34.2bn	£28.5bn
Risk weighted assets	£20.4bn	£20.4bn	£19.3bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

26	Barclays PLC Annual Report 2006

2006/05

International Retail and Commercial Banking – excluding Absa profit before tax increased 71% (£237m) to £572m (2005: £335m), including a gain on the disposal of the interest in FirstCaribbean International Bank of £247m. Profit before business disposals was £325m (2005: £335m). This reflected good growth in continental Europe offset by a decline in profits in Africa caused by higher impairment, and increased costs reflecting a step change in the rate of organic investment in the business.

Income increased 8% (£85m) to £1,134m (2005: £1,049m). Excluding gains from asset sales of £31m in 2005, income increased 11% (£116m) to £1,134m (2005: £1,018m).

Net interest income increased 9% (£48m) to £610m (2005: £562m), reflecting strong balance sheet growth in continental Europe, Africa and the Middle East, and the development of the corporate business in Spain.

Total average customer loans increased 20% to £27.4bn (2005: £22.9bn). Mortgage balance growth in continental Europe was particularly strong, with average Euro balances up 22%. There was a modest decline in lending margins partly driven by a greater share of mortgage assets as a proportion of the total book in continental Europe. Average customer deposits increased 17% to £10.8bn (2005: £9.2bn), with deposit margins stable.

Net fee and commission income increased 19% (£71m) to £448m (2005: £377m). This reflected a strong performance from the Spanish funds business, where average assets under management increased 11%, together with very strong growth in France, including the first full year contribution of the ING Ferri business which was acquired on 1st July 2005. Net fee and commission income showed solid growth in Africa and the Middle East.

Principal transactions decreased £36m to £83m (2005: £119m). 2005 included £23m from the redemption of preference shares in FirstCaribbean International Bank.

Impairment charges increased £28m to £41m (2005: £13m). This reflected the absence of one-off recoveries of £12m which arose in 2005 in Africa and the Middle East, and strong balance sheet growth across the businesses.

Operating expenses increased 9% (£68m) to £808m (2005: £740m). This included gains from the sale and leaseback of property in Spain of £55m, just under half of which were reinvested in staff restructuring and upgrading infrastructure. Excluding these net gains of £32m, operating expenses increased 14% to £840m (2005: £740m). The increase also included incremental investment expenditure of £25m to expand the distribution network and enhance IT and operational capabilities.

Barclays Spain continued to perform strongly. Profit before tax increased 74% (£68m) to £160m (2005: £921m). Excluding net one-off gains on asset sales of £32m (2005: £8m) and integration costs of £43m (2005: £57m) profit before tax increased 21% (£30m) to £171m (2005: £141m). This was driven by the continued realisation of benefits from Banco Zaragozano, together with good growth in mortgages and assets under management.

Africa and the Middle East profit before tax decreased 9% (£12m) to £126m (2005: £138m) driven by higher impairment charges reflecting one-off recoveries of £12m that arose in 2005 and an increase in investment expenditure.

Profit before tax increased strongly in Portugal reflecting good flows of new customers and increased business volumes. France also performed well as a result of good organic growth and the acquisition of ING Ferri.

The profit on disposal of subsidiaries, associate and joint ventures of £247m (2005: £nil) comprised the gain on the sale of Barclays interest in FirstCaribbean International Bank. The share of post-tax results of FirstCaribbean International Bank included in 2006 was £41m (2005: £37m).

2005/04

International Retail and Commercial Banking – excluding Absa performed strongly, with profit before tax increasing 16% (£47m) to £335m (2004: £288m). The performance was broad-based, featuring stronger profits in all geographies.

Income increased 18% (£162m) to £1,049m (2004: £887m).

Net interest income increased 6% (£33m) to £562m (2004: £529m), reflecting strong balance sheet growth in Europe, Africa and the Middle East, and the development of the corporate businesses in Spain.

Total average customer loans increased 28% to £22.9bn (2004: £17.8bn). Mortgage balance growth in continental Europe was particularly strong with average euro balances up 25%.

Net fee and commission income increased 31% (£89m) to £377m (2004: £288m). This reflected a strong performance from the Spanish funds business, where assets under management increased 15%, together with good growth in France, including the contribution of the ING Ferri business which was acquired on 1st July 2005.

Principal transactions reduced to £119m (2004: £135m), reflecting the change in accounting for insurance business, partly offset by investment realisations during 2005 including a gain of £23m from the redemption of preference shares in FirstCaribbean International Bank.

Impairment charges decreased 58% (£18m) to £13m (2004: £31m).

Operating expenses increased 20% (£123m) to £740m (2004: £617m). The increase was in line with the growth in income, and was due to higher integration costs in Spain, the continued expansion of the business in Africa and the Middle East, investments in the European distribution network, particularly in Portugal and Italy, and the acquisition of the ING Ferri business in France. The cost:income ratio remained stable at 71% (2004: 70%).

Barclays Spain performed very strongly with profit before tax, excluding integration costs, up 19% to £149m (2004: £125m). Including integration costs of £57m (2004: £42m), profit before tax was up 11% to £92m (2004: £83m).

Africa and the Middle East profit before tax increased 10% to £138m (2004: £125m) reflecting continued investment and balance sheet growth across the businesses.

The post-tax profit from associates decreased £10m to £39m (2004: £49m) due to a lower contribution from FirstCaribbean International Bank.

Barclays PLC Annual Report 2006	27

Financial review

Analysis of results by business

International Retail and Commercial Banking – Absa

International Retail and Commercial Banking – Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking – Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

	2006 £m	2005(a) £m

Net interest income	1,049	488
Net fee and commission income	855	328
Net trading income	(11)	(28)
Net investment income	122	55
Principal transactions	111	27
Net premiums from insurance contracts	240	98
Other income	54	37
Total income	2,309	978
Net claims and benefits on insurance contracts	(106)	(44)
Total income net of insurance claims	2,203	934
Impairment charges	(126)	(19)
Net income	2,077	915
Operating expenses excluding amortisation of intangible assets	(1,312)	(583)
Amortisation of intangible assets	(76)	(41)
Operating expenses	(1,388)	(624)
Share of post-tax results of associates and joint ventures	9	7
Profit before tax	698	298

Cost:income ratio	63%	67%
Cost:net income ratio	67%	68%
Risk Tendency	£145m	£100m

	2006	2005

Loans and advances to customers	£24.2bn	£23.9bn
Customer accounts	£11.1bn	£12.2bn
Total assets	£30.4bn	£29.4bn
Risk weighted assets	£20.7bn	£20.8bn

Note

(a)	For 2005, this reflects the period from 27th July until 31st December 2005.

28	Barclays PLC Annual Report 2006

2006/05

International Retail and Commercial Banking – Absa profit before tax increased 134% to £698m (2005: £298m) reflecting the full year to 31st December 2006 compared with the five months ended 31st December 2005. Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005.

Barclays PLC Annual Report 2006	29

Financial review

Analysis of results by business

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset-based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

	2006 £m	2005 £m	2004(a) £m

Net interest income	1,158	1,065	1,068
Net fee and commission income	952	776	670
Net trading income	3,562	2,231	1,463
Net investment income	573	413	302
Principal transactions	4,135	2,644	1,765
Other income	22	20	15

Total income	6,267	4,505	3.518
Impairment charge	(42)	(111)	(106)

Net income	6,225	4,394	3,412
Operating expenses excluding amortisation of intangible assets	(3,996)	(2,961)	(2,270)
Amortisation of intangible assets	(13)	(2)	–
Operating expenses	(4,009)	(2,963)	(2,270)

Profit before tax	2,216	1,431	1,142

Cost:income ratio	64%	66%	65%
Cost:net income ratio	64%	67%	67%
Compensation:net income ratio	49%	51%	50%

Risk Tendency	£95m	£110m	£75m
Average DVaR	£37.1m	£32.0m	£34.3m

Average net income generated per member of staff (‘000)	£560	£498	£490

	2006	2005	2004

Total assets	£657.9bn	£601.2bn	£353.2bn
Risk weighted assets	£137.6bn	£116.7bn	£90.1bn
Corporate lending portfolio	£40.6bn	£40.1bn	£24.3bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

30	Barclays PLC Annual Report 2006

2006/05

Barclays Capital delivered record profit before tax and net income. Profit before tax increased 55% (£785m) to £2,216m (2005: £1,431m). This was the result of a very strong income performance, driven by higher business volumes, continued growth in client activity and favourable market conditions. Net income increased 42% (£1,831m) to £6,225m (2005: £4,394m). Profit before tax for Absa Capital was £71m (2005(a): £39m). Excluding Absa Capital, profit before tax increased 54%.

Income increased 39% (£1,762m) to £6,267m (2005: £4,505m) as a result of very strong growth across the Rates, Credit and Private Equity businesses. Income increased in all geographic regions with significant contributions outside the UK from the US, continental Europe and Asia. The top line performance reflected returns from past investments and the strength of the global client franchise. Average DVaR increased 16% to £37.1m (2005: £32.0m) significantly below the rate of income growth.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 43% (£1,584m) to £5,293m (2005: £3,709m).

Net trading income increased 60% (£1,331m) to £3,562m (2005: £2,231m) with very strong contributions across the Rates and Credit businesses, in particular, commodities, fixed income, equities, credit derivatives and emerging markets. The performance was driven by higher volumes of client led activity and favourable market conditions. Net investment income increased 39% (£160m) to £573m (2005: £413m) driven by investment realisations, primarily in Private Equity, offset by reduced contributions from credit products. Net interest income increased 9% (£93m) to £1,158m (2005: £1,065m) driven by a full year contribution from Absa Capital. Corporate lending remained flat at £40.6bn (2005: £40.1bn).

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 23% (£176m) to £952m (2005: £776m). This reflected higher volumes and continued market share gains in a number of key markets, with strong contributions from issuances in bonds, European leveraged loans and convertibles.

Impairment charges of £42m (2005: £111m), including impairment on available for sale assets of £83m (2005: £nil), were 62% lower than prior year reflecting recoveries and the continued benign wholesale credit environment.

Operating expenses increased 35% (£1,046m) to £4,009m (2005: £2,963m), reflecting higher performance related costs, increased levels of activity and continued investment across the business. The cost:net income ratio improved to 64% (2005: 67%) and the compensation to net income ratio improved to 49% (2005: 51%). Performance related pay, discretionary investment spend and short-term contractor resource costs represented 50% of operating expenses (2005: 46%). Amortisation of intangible assets principally relates to mortgage service rights obtained as part of the purchase of HomEq, a US mortgage servicing business acquired on 1st November 2006.

Total headcount increased 3,300 during 2006 to 13,200 (2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Note

(a)	For 2005, this reflects the period from 27th July until 31st December 2005.

2005/04

Profit before tax increased 25% (£289m) to £1,431m (2004: £1,142m). Net income increased 29% (£982m) to £4,394m (2004: £3,412m).

Income increased 28% (£987m) to £4,505m (2004: £3,518m). Income by asset category and geography was broadly based. Areas of investment in 2004, such as commodities, commercial mortgage backed securities and equity derivatives, performed well, delivering significant income growth. Market risk was well controlled with average DVaR falling 7% to £32.0m (2004: £34.3m) as a result of increased diversification across asset classes.

Secondary income increased 31% (£876m) to £3,709m (2004: £2,833m).

Net trading income increased 52% (£768m) to £2,231m (2004: £1,463m). Net investment income increased 37% (£111m) to £413m (2004: £302m), driven by realisations from credit products. Net interest income was flat at £1,065m (2004: £1,068m), reflecting flattening yield curves and the impact of IAS 32 and IAS 39.

Primary income grew 16% (£106m) to £776m (2004: £670m).

Impairment charges of £111m (2004: £106m) were in line with the prior year reflecting the stable wholesale credit environment.

Operating expenses increased 31% (£693m) to £2,963m (2004: £2,270m), reflecting higher business volumes and the ongoing costs associated with staff hired during 2004 and 2005 as part of the business expansion plan. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office, continued to be significant although less than 2004 as headcount growth slowed. The cost:net income ratio remained stable at 67%.

Barclays PLC Annual Report 2006	31

Financial review

Analysis of results by business

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 190 funds for institutions and individuals trading in 15 markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

	2006 £m	2005 £m	2004(a) £m

Net interest income	10	15	5
Net fee and commission income	1,651	1,297	882
Net trading income	2	2	3
Net investment income	2	4	3
Principal transactions	4	6	6

Total income	1,665	1,318	893
Operating expenses excluding amortisation of intangible assets	(946)	(775)	(555)
Amortisation of intangible assets	(5)	(4)	(1)
Operating expenses	(951)	(779)	(556)
Share of post-tax results of associates and joint ventures	–	1	(2)
Profit on disposal of subsidiaries, associates and joint ventures	–	–	1

Profit before tax	714	540	336

Cost:income ratio	57%	59%	62%
Average income generated per member of staff (‘000)	£666	£628	£464

	2006	2005	2004

Total assets	£80.5bn	£80.9bn	£1.0bn
Risk weighted assets	£1.4bn	£1.5bn	£1.2bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

32	Barclays PLC Annual Report 2006

2006/05

Barclays Global Investors delivered another year of outstanding results. Profit before tax increased 32% (£174m) to £714m (2005: £540m), reflecting very strong income growth and higher operating margins. The performance was broadly based across products, distribution channels and geographies.

Net fee and commission income increased 27% (£354m) to £1,651m (2005: £1,297m). This growth was attributable to increased management fees, particularly in the iShares and active businesses, and securities lending, offset by lower incentive fees. Incentive fees decreased 9% (£18m) to £186m (2005: £204m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 22% (£172m) to £951m (2005: £779m) as a result of significant investment in key growth initiatives, ongoing investment in product development and infrastructure and higher performance-based expenses. The cost:income ratio improved two percentage points to 57% (2005: 59%).

Total headcount rose 400 to 2,700 (2005: 2,300). Headcount increased in all regions, across product groups and the support functions, reflecting continued investment to support strategic initiatives.

Total assets under management increased 5% (£46bn) to £927bn (2005: £881bn) primarily due to net new inflows of £37bn. The positive market move impact of £98bn was largely offset by £89bn of adverse exchange rate movements. In US$ terms assets under management increased by US$301bn to US$1,814bn (2005: US$1,513bn), comprising US$68bn of net new assets, US$177bn of favourable market movements and US$56bn of positive exchange rate movements.

2005/04

Barclays Global Investors delivered a year of outstanding financial results in 2005. The performance was spread across a diverse range of products, distribution channels and geographies. Profit before tax increased 61% (£204m) to £540m (2004: £336m) reflecting substantial income growth and focused investment spend.

Net fee and commission income increased 47% (£415m) to £1,297m (2004: £882m), driven by significant increases in management, incentive and securities lending revenues.

Investment performance remained very good for the majority of active funds as they outperformed their respective benchmarks.

Operating expenses increased 40% (£223m) to £779m (2004: £556m) as a result of higher performance-based expenses, significant investment in key growth initiatives and ongoing investment in infrastructure required to support business growth. The cost:income ratio improved to 59% (2004: 62%).

Total assets under management increased 24% (£172bn) to £881bn (2004: £709bn). The growth included £48bn of net new assets, £53bn attributable to favourable exchange rate movements and £71bn as a result of market movements. In US$ terms, the increase in assets under management to US$1,513bn from US$1,362bn (2004) included US$88bn of net new assets and US$121bn of market movements, partially offset by adverse exchange rate movements of US$58bn.

Barclays PLC Annual Report 2006	33

Financial review

Analysis of results by business

Barclays Wealth

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

	2006 £m	2005 £m	2004(a) £m

Net interest income	366	329	301
Net fee and commission income	665	589	529
Net trading income	–	–	–
Net investment income	–	5	–
Principal transactions	–	5	–
Other income	5	(1)	7
Total income	1,036	922	837
Impairment (charges)/releases	(2)	(2)	1
Net income	1,034	920	838
Operating expenses excluding amortisation of intangible assets	(817)	(752)	(729)
Amortisation of intangible assets	(4)	(2)	(1)
Operating expenses	(821)	(754)	(730)
Profit before tax	213	166	108
Cost:income ratio	79%	82%	87%
Cost:net income ratio	79%	82%	87%
Risk Tendency	£10m	£5m	£5m
Average net income per member of staff (‘000)	£138	£128	£119

	2006	2005	2004
Loans and advances to customers	£5.7bn	£4.7bn	£4.1bn
Customer accounts	£25.2bn	£23.1bn	£21.3bn
Total assets	£7.3bn	£6.1bn	£5.6bn
Risk weighted assets	£5.7bn	£4.1bn	£4.0bn
Key Facts
Total client assets	£93.0bn	£78.3bn	£70.8bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

34	Barclays PLC Annual Report 2006

2006/05

Barclays Wealth profit before tax showed very strong growth of 28% (£47m) to £213m (2005: £166m). Performance was driven by broadly based income growth and favourable market conditions. This was partially offset by additional volume related costs and a significant increase in investment in people and infrastructure to support future growth.

Income increased 12% (£114m) to £1,036m (2005: £922m).

Net interest income increased 11% (£37m) to £366m (2005: £329m) reflecting growth in both customer deposits and customer lending. Average customer deposits grew 6% (£1.3bn) to £24.7bn (2005: £23.4bn). Average loans to customers grew 16% to £5.1bn (2005: £4.4bn), driven by increased lending to offshore and private banking clients. Asset and liability margins were higher relative to 2005.

Net fee and commission income increased 13% (£76m) to £665m (2005: £589m). This reflected growth in client assets and higher transactional income, including increased sales of investment products to private banking and financial planning clients, and higher stockbroking volumes.

Operating expenses increased 9% (£67m) to £821m (2005: £754m) with greater volume related and investment costs more than offsetting efficiency gains. Investment costs included increased hiring of client-facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 79% (2005: 82%).

Total client assets, comprising customer deposits and client investments, increased 19% (£14.7bn) to £93.0bn (2005: £78.3bn) reflecting good net new asset inflows and favourable market conditions. Multi-Manager assets increased 68% (£4.1bn) to £10.1bn (2005: £6.0bn); this growth included transfers of existing client assets.

2005/04

Barclays Wealth profit before tax increased 54% (£58m) to £166m (2004: £108m), driven by broad-based income growth and improved cost efficiency. Income increased 10% (£85m) to £922m (2004: £837m).

Net interest income increased 9% (£28m) to £329m (2004: £301m) reflecting strong growth in loans and deposits. Average customer deposits increased 14% to £23.4bn (2004: £20.6bn), driven by strong growth from offshore and private banking clients. Average loans increased 22% to £4.4bn (2004: £3.6bn), reflecting growth from corporate clients in the offshore business.

Net fee and commission income increased 11% (£60m) to £589m (2004: £529m). The increase was driven principally by sales of investment products to private banking and financial planning clients, stronger equity markets and higher client transaction volumes.

Operating expenses increased 3% (£24m) to £754m (2004: £730m). The cost:income ratio improved five percentage points to 82% (2004: 87%).

Total client assets, increased to £78.3bn. Multi-Manager assets increased to £6.0bn; this growth included existing customer assets.

Barclays PLC Annual Report 2006	35

Financial review

Analysis of results by business

Barclays Wealth – closed life assurance activities

Barclays Wealth – closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

	2006 £m	2005 £m	2004(a) £m
Net interest income	(8)	(14)	(54)
Net fee and commission income	50	44	–
Net trading income	2	–	–
Net investment income	154	259	596
Principal transactions	156	259	596
Net premiums from insurance contracts	210	195	362
Other income	11	11	4
Total income	419	495	908
Net claims and benefits on insurance contracts	(288)	(375)	(818)
Total income net of insurance claims	131	120	90
Operating expenses	(109)	(127)	(143)
Profit/(loss) before tax	22	(7)	(53)
Cost:income ratio	83%	106%	159%

	2006	2005	2004
Total assets	£7.6bn	£7.3bn	£6.4bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

36	Barclays PLC Annual Report 2006

2006/05

Barclays Wealth – closed life assurance activities profit before tax was £22m (2005: loss £7m). The improvement was mostly due to lower funding costs and reduced customer redress costs in 2006.

Excluding customer redress costs of £67m (2005; £85m), profit before tax was £89m (2005: £78m).

Income grew 9% (£11m) to £131m (2005: £120m) principally due to reduced funding costs.

Operating expenses decreased to £109m (2005: £127m). Costs relating to redress for customers decreased to £67m (2005: £85m) whilst other operating expenses remained steady at £42m (2005: £42m).

2005/04

Barclays Wealth – closed life assurance activities loss before tax reduced to £7m (2004: loss of £53m), predominantly due to lower funding and redress costs in 2005.

Excluding customer redress costs of £85m (2004: £97m), profit before tax was £78m (2004: £44m).

Total income decreased to £495m (2004: £908m), largely due to the application of IFRS. The decrease was offset by a broadly similar reduction in net claims and benefits.

Operating expenses decreased 11% (£16m) to £127m (2004: £143m). Costs relating to redress for customers decreased to £85m (2004: £97m) and other operating expenses decreased 9% (£4m) to £42m (2004: £46m).

Barclays PLC Annual Report 2006	37

Financial review

Analysis of results by business

Head office functions and other operations

Head office functions and other operations comprise:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.

Head office and central support functions comprise the following areas: Executive management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

	2006 £m	2005 £m	2004(a) £m
Net interest income	80	160	49
Net fee and commission income	(359)	(398)	(167)
Net trading income	40	85	21
Net investment income	2	8	(9)
Principal transactions	42	93	12
Net premiums from insurance contracts	197	146	109
Other income	39	24	37
Total income	(1)	25	40
Impairment releases/(charges)	11	(1)	(8)
Net income	10	24	32
Operating expenses excluding amortisation of intangible assets	(259)	(343)	(177)
Amortisation of intangible assets	(10)	(4)	(14)
Operating expenses	(269)	(347)	(191)
Profit on disposal of associates and joint ventures	–	–	2
Loss before tax	(259)	(323)	(157)
Risk Tendency	£10m	£25m	£30m

	2006	2005	2004
Total assets	£7.1bn	£9.3bn	£5.1bn
Risk weighted assets	£1.9bn	£4.0bn	£3.3bn

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

38	Barclays PLC Annual Report 2006

2006/05

Head office functions and other operations loss before tax decreased £64m to £259m (2005: loss £323m).

Net interest income decreased £80m to £80m (2005: £160m) reflecting a reduction in net interest income in Treasury following the acquisition of Absa Group Limited. Treasury’s net interest income also included the hedge ineffectiveness for the period, which together with other related Treasury adjustments amounted to a gain of £11m (2005: £18m) and the cost of hedging the foreign exchange risk on the Group’s equity investment in Absa, which amounted to £71m (2005: £37m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms-length basis. Adjustments necessary to eliminate the inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment adjustments reduced £72m to £147m (2005: £219m). These adjustments related to internal fees for structured capital market activities of £87m (2005: £67m) and fees paid to Barclays Capital for capital raising and risk management advice of £16m (2005: £39m), both of which reduce net fees and commission income. In addition the impact of the timing of the recognition of insurance commissions included in Barclaycard and UK Retail Banking reduced to £44m (2005: £113m). This reduction was reflected in a decrease in net fee and commission income of £242m (2005: £258m) and an increase in net premium income of £198m (2005: £145m).

Principal transactions decreased £51m to £42m (2005: £93m). 2005 included hedging related gains in Treasury of £80m. 2006 included £55m (2005: £nil) in respect of the economic hedge of the translation exposure arising from Absa foreign currency earnings.

The impairment charge improved £12m to a release of £11m (2005: £1m charge) as a number of workout situations were resolved.

Operating expenses decreased £78m to £269m (2005: £347m) primarily due to the expenses of the 2005 Head office relocation to Canary Wharf not recurring in 2006 (2005: £105m) and the gains of £26m (2005: £nil) from the sale and leaseback of property offset by increased costs, principally driven by major project expenditure including work related to implementing Basel II.

2005/04

Head office functions and other operations loss before tax increased £166m to £323m (2004: loss £157m), reflecting the elimination of inter-segment transactions and increased operating expenses.

The increase in inter-segment consolidation adjustments of £150m to £219m (2004: £69m) mainly arises from the timing of the recognition of insurance premiums included in Barclaycard and UK Banking amounting to £113m (2004: £nil). In 2004 and prior years, Barclaycard dealt with third-party underwriters but from the start of 2005 this activity was undertaken with the captive insurance operation within UK Banking.

In addition, there were two other significant consolidation adjustments in 2005: internal fees for structured capital markets activities arranged by Barclays Capital of £67m (2004: £63m); and the fees paid to Barclays Capital for capital raising and risk management advice of £39m (2004: £nil). Previously, capital raising fees were amortised over the life of the capital raising and taken as a charge to net interest income. Under IFRS they are recognised as a cost in the year of issue.

Net trading income of £85m (2004: £21m) primarily arose as a result of hedging related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of £18m (2004: £nil) and was reported in net interest income. The cost of hedging the foreign exchange risk on the Group’s investment in Absa amounted to £37m (2004: £nil) and was deducted from net interest income.

Other income primarily comprised property rental income.

Impairment reflected recoveries made on loans previously written off in the transition businesses.

Operating expenses rose £156m to £347m (2004: £191m) and included non-recurring costs relating to the Head office relocation to Canary Wharf of £105m (2004: £32m) and a charge to write-down capitalised IT related assets held centrally of £60m (2004: £nil).

Barclays PLC Annual Report 2006	39

Financial review

Results by nature of income and expense

Results by nature of income and expense

Net interest income

	2006 £m	2005 £m	2004(a) £m
Interest income	21,805	17,232	13,880
Interest expense	(12,662)	(9,157)	(7,047)
Net interest income	9,143	8,075	6,833
Net interest income £bn

2006/05

Group net interest income increased 13% (£1,068m) to £9,143m (2005: £8,075m). The inclusion of Absa contributed net interest income of £1,138m (2005(b): £516m). Group net interest income excluding Absa grew 6%.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to £26m (2005: £145m), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes £98m (2005: £76m) accrued on impaired loans.

2005/04

In 2005, Group net interest income increased 18% (£1,242m) to £8,075m (2004: £6,833m). The inclusion of Absa added net interest income of £516m in the second half of 2005. Group net interest income excluding Absa grew 11% reflecting growth in average balances across all businesses.

The contribution of the structural hedge decreased to £145m (2004: £304m), largely due to the impact of higher short-term interest rates and lower medium-term rates.

Interest income includes £76m accrued on impaired loans, reflecting the application of IAS 32.

Notes

(a)	Does not include IAS 32, IAS 39 or IFRS 4 which became effective from 1st January 2005.

(b)	For 2005, this reflects the period from 27th July until 31st December 2005.

40	Barclays PLC Annual Report 2006

Intentionally Left Blank

Barclays PLC Annual Report 2006	41

Financial review

Results by nature of income and expense

Net fee and commission income

	2006 £m	2005 £m	2004(a) £m

Fee and commission income	8,005	6,430	5,509
Less: fee and commission expense	(828)	(725)	(662)

Net fee and commission income	7,177	5,705	4,847

2006/05

Net fee and commission income increased 26% (£1,472m) to £7,177m (2005: £5,705m). The inclusion of Absa contributed net fee and commission income of £850m (2005(b): £334m). Group net fee and commission income excluding Absa grew 18%, reflecting growth across all businesses.

Fee and commission income rose 24% (£1,575m) to £8,005m (2005: £6,430m). The inclusion of Absa contributed fee and commission income of £896m (2005(b): £386m). Excluding Absa, fee and commission income grew 18%, driven by a broadly based performance across the Group, particularly within Barclays Global Investors.

Fee and commission expense increased 14% (£103m) to £828m (2005: £725m), reflecting the growth in Barclaycard US. Absa contributed fee and commission expense of £46m (2005(b): £52m).

Total foreign exchange income was £850m (2005: £648m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by individual businesses is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within net trading income.

2005/04

In 2005, net fee and commission income increased 18% (£858m) to £5,705m (2004: £4,847m) reflecting good growth across all businesses. The inclusion of Absa increased net fee and commission income by £334m in the second half of 2005. Group net fee and commission income excluding Absa grew 11%. Excluding the application of IAS 32 and IAS 39, net fee and commission income increased 20%.

Fee and commission income rose 17% (£921m) to £6,430m (2004: £5,509m). The inclusion of Absa increased fee and commission income by £386m. Excluding Absa, fee and commission income grew by 10%. The growth was driven by Barclays Global Investors, reflecting strong growth in net new assets, a strong investment performance and higher market levels, and by Barclays Capital, as a result of increased business volumes and higher market share. In addition, Barclaycard fee and commission income increased as a result of higher contributions from Barclaycard Business and FirstPlus and the inclusion of Barclaycard US for the full year. Fee and commission expense increased 10% (£63m) to £725m (2004: £662m), largely reflecting the inclusion of Absa which added £52m.

Total foreign exchange income was £648m (2004: £520m) and consisted of revenues earned from both retail and wholesale activities.

Principal transactions

	2006 £m	2005 £m	2004(a) £m
Rates related business	2,848	1,732	1,141
Credit related business	766	589	346

Net trading income	3,614	2,321	1,487

Cumulative gain from disposal of available for sale assets/ investment securities	307	120	45
Dividend income	15	22	17
Net income from financial instruments designated at fair value	447	389	n/a
Income from assets backing insurance policies	n/a	n/a	717
Other investment income	193	327	248
Net investment income	962	858	1,027
Principal transactions	4,576	3,179	2,514

2006/05

Most of the Group’s trading income is generated in Barclays Capital.

Net trading income increased 56% (£1,293m) to £3,614m (2005: £2,321m) due to excellent performances in Barclays Capital Rates and Credit businesses, in particular in commodities, fixed income, equities, credit derivatives and emerging markets. This was driven by higher volumes of client – led activity and favourable market conditions. The inclusion of Absa contributed net trading income of £60m (2005(b): £9m). Group net trading income excluding Absa grew 54%.

Net investment income increased 12% (£104m) to £962m (2005: £858m). The inclusion of Absa contributed net investment income of £144m (2005(b): £62m). Group net investment income excluding Absa increased 3%.

The cumulative gain from disposal of available for sale assets increased 156% (£187m) to £307m (2005: £120m) driven by investment realisations, primarily in Private Equity.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £205m (2005: £317m).

2005/04

In 2005, net trading income increased 56% (£834m) to £2,321m (2004: £1,487m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular from commodities, foreign exchange, fixed income and credit derivatives. This was driven by the continued return on prior-year investments and higher volumes of client-led activity across a broad range of products and geographical regions. Group net trading income excluding £9m of Absa income, grew 55%.

Net investment income decreased 16% (£169m) to £858m (2004: £1,027m). The inclusion of Absa increased net investment income by £62m in the second half of 2005. Group net investment income excluding Absa decreased 22%.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	For 2005, this reflects the period from 27th July until 31st December 2005.

42	Barclays PLC Annual Report 2006

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities were designated at fair value. Fair value movements on these items were reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £317m.

From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.

Other income

	2006 £m	2005 £m	2004(a) £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	7,417	9,234	n/a
Increase in liabilities to customers under investment contracts	(7,417)	(9,234)	n/a
Property rentals	55	54	46
Other income	159	93	85

Other income	214	147	131

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within other income.

Impairment charges

	2006 £m	2005 £m	2004(a) £m
Impairment charge on loans and advances	2,074	1,574	n/a
Specific provision charge	n/a	n/a	1,310
General provision release	n/a	n/a	(206)
	2,074	1,574	1,104
Other credit provisions	(6)	(7)	(11)
Impairment charges on loans and advances and other credit provisions	2,068	1,567	1,093
Impairment on available for sale assets	86	4	n/a

Impairment charges	2,154	1,571	1,093

2006/05

Total impairment charges increased 37% (£583m) to £2,154m (2005: £1,571m).

Impairment charges on loans and advances and other credit provisions

Impairment charges on loans and advances and other credit provisions increased 32% (£501m) to £2,068m (2005: £1,567m). Excluding Absa impairment of £126m (2005: £20m), the increase was 26% (£395m) and largely reflected the continued challenging credit environment in UK unsecured retail lending through 2006. The wholesale and corporate sectors remained stable with a low level of defaults.

The Group impairment charges on loans and advances and other credit provisions as a percentage of year-end total loans and advances of £316,561m (2005: £303,451m) increased to 0.65% (2005: 0.52%).

Retail impairment charges on loans and advances and other credit provisions increased to £1,809m (2005: £1,254m), including £99m (2005(b): £10m) in respect of Absa. Retail impairment charges on loans and advances amounted to 1.30% (2005(c): 0.93%) as a percentage of year-end total loans and advances of £139,350m (2005(c): £134,420m), including balances in Absa of £20,090m (2005: £20,836m).

In the UK retail businesses, household cash flows remained under pressure leading to a deterioration in consumer credit quality. High debt levels and changing social attitudes to bankruptcy and debt default contributed to higher levels of insolvency and increased impairment charges. In UK cards and unsecured consumer lending, the flows of new delinquencies and the levels of arrears balances declined in the second half of 2006, reflecting more selective customer recruitment, limit management and improved collections.

In UK Home Finance, delinquencies were flat and amounts charged-off remained low. The weaker external environment led to increased credit delinquency in Local Business, where there were both higher balances on caution status and higher flows into delinquency, which both stabilised towards the year end.

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions decreased to £259m (2005: £313m), including £27m (2005(b): £10m) in respect of Absa. The fall was due mainly to recoveries in Barclays Capital as a result of the benign wholesale credit environment. This was partially offset by an increase in UK Business Banking, reflecting higher charges in Medium Business and growth in lending balances.

The wholesale and corporate impairment charge was 0.15% (2005(c): 0.19%) as a percentage of year-end total loans and advances to banks and to customers of £177,211m (2005(c): £169,031m), including balances in Absa of £9,299m (2005: £9,731m).

In Absa, impairment charges increased to £126m (2005(b): £20m) reflecting a full year of business and normalisation of credit conditions in South Africa following a period of low interest rates.

Impairment on available for sale assets

The total impairment charges in Barclays Capital included losses of £83m (2005: £nil) on an available for sale portfolio where an intention to sell caused the losses to be viewed as other than temporary in nature. These losses in 2006 were primarily due to interest rate movements, rather than credit deterioration, with a corresponding gain arising on offsetting derivatives recognised in net trading income.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	For 2005, this reflects the period from 27th July until 31st December 2005.

(c)	Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year (see page 91).

Barclays PLC Annual Report 2006	43

Financial review

Results by nature of income and expense

Impairment charges (continued)

2005/04

Total impairment charges and other credit provisions increased 44% (£478m) to £1,571m (2004: £1,093). This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology.

In the UK, pressure on household cash flows due to a range of factors and the high level of household indebtedness led to a greater strain on personal budgets. This resulted in a deterioration in consumer credit quality which was evident from higher average delinquency balances and shorter periods between delinquency and charge-off. Smaller business customers also showed some limited deterioration in credit quality. Wholesale and corporate credit conditions remained steady.

As a result of an increase in impairment charges to the retail portfolios, and to a lesser extent in the wholesale and corporate portfolios, the impairment charges for the Group (excluding Absa charges of £20m) for the full year were £1,547m (2004: £1,093m). Impairment charges excluding Absa amounted to 0.57% (2004: 0.48%), as a percentage of period-end total non-trading loans and advances.

Retail impairment charges, excluding Absa charges of £10m, increased to £1,244m (2004: £811m), accounting for just under 80% of the Group’s impairment charges. Excluding Absa, retail impairment charges amounted to 1.10% (2004: 0.72%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards and consumer loans portfolios.

In the wholesale and corporate businesses, excluding Absa impairment charges of £10m, impairment charges increased to £303m (2004: £282m). The increase occurred largely in UK Business Banking and reflected the fact that the 2004 results included a large one-off recovery of £57m. Underlying impairment charges excluding this item were broadly flat. Wholesale and corporate impairment charges, excluding Absa, were 0.19% (2004: 0.25%) of period-end total non-trading loans and advances.

Absa’s impairment charge of £20m for the five-month period was low in a benign credit environment and also reflected a reduction in the number and value of non-performing loans and a higher level of releases and recoveries.

Operating expenses

	2006 £m	2005 £m	2004(a) £m
Staff costs (Note 8)	8,169	6,318	5,227
Administrative expenses	3,980	3,443	2,766
Depreciation (Note 25)	455	362	297
Impairment loss – intangible assets (Note 24)	7	9	9
– property and equipment (Note 25)	14	–	–
Operating lease rentals	345	316	215
Gain on property disposals	(432)	–	–
Amortisation of intangible assets	136	79	22

Operating expenses	12,674	10,527	8,536

2006/05

Operating expenses increased 20% (£2,147m) to £12,674m (2005: £10,527m). The inclusion of Absa contributed operating expenses of £1,496m (2005(b) 664m). Group operating expenses excluding Absa grew 13%, reflecting a higher level of business activity and an increase in performance related pay.

Administrative expenses increased 16% (£537m) to £3,980m (2005: £3,443m). The inclusion of Absa contributed administrative expenses of £579m (2005(b): £257m). Group administrative expenses excluding Absa grew 7% principally as a result of higher business activity in UK Banking and Barclays Capital.

Operating lease rentals increased 9% (£29m) to £345m (2005: £316m). The inclusion of Absa contributed operating lease rentals of £73m (2005(b): £27m), which more than offset the absence of double occupancy costs incurred in 2005, associated with the Head office relocation to Canary Wharf.

Operating expenses were reduced by gains from the sale of property of £432m (2005: £nil) as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio.

Amortisation of intangible assets increased 72% (£57m) to £136m (2005: £79m) primarily reflecting the inclusion of Absa for the full year.

The Group cost:income ratio improved to 59% (2005: 61%). This reflected improved productivity. The Group cost:net income ratio was 65% (2005: 67%).

2005/04

Operating expenses increased 23% (£1,991m) to £10,527m (2004: £8,536m). The inclusion of Absa added operating expenses of £664m to the second half of 2005. Group operating expenses excluding Absa grew 15% reflecting higher business activity.

Administrative expenses increased 24% (£677m) to £3,443m (2004: £2,766m). The inclusion of Absa added administrative expenses of £257m in the second half of 2005. Group administrative expenses excluding Absa grew 15% principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Barclaycard US for the full year.

Administrative expenses included non-recurring costs relating to the write-down of capitalised IT related assets held centrally of £60m (2004: £nil). Impairment losses of £9m (2004: £9m) reflected a further charge for the impairment of certain capitalised IT related assets following a review of their likely future economic benefit.

Operating lease rentals increased 47% (£101m) to £316m (2004: £215m). The inclusion of Absa added operating lease rentals of £27m in the second half of 2005. Operating lease rentals excluding Absa increased primarily as a consequence of the double occupancy costs associated with the Head office relocation to Canary Wharf.

The Group cost:income ratio remained steady at 61%. This reflected improved productivity in UK Banking, Barclays Global Investors and Barclays Wealth; and a stable performance by International Retail and Commercial Banking, offset by an increase in non-recurring operating expenses in Head office and other functions.

The Group cost:net income ratio was 67% (2004: 66%).

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	For 2005, this reflects the period from 27th July until 31st December 2005.

44	Barclays PLC Annual Report 2006

Staff costs

	2006 £m	2005 £m	2004 £m

Salaries and accrued incentive payments	6,635	5,036	4,098
Social security costs	502	412	339
Pension costs	410	347	327
Other post-retirement benefits	30	27	29
Other staff costs	592	496	434

Staff costs	8,169	6,318	5,227

2006/05

Staff costs increased 29% (£1,851m) to £8,169m (2005: £6,318m). The inclusion of Absa contributed staff costs of £694m (2005(a): £296m). Group staff costs excluding Absa rose 24%.

Salaries and accrued incentive payments rose 32% (£1,599m) to £6,635m (2005: £5,036m), principally due to increased performance related payments and the full year inclusion of Absa. The inclusion of Absa contributed salaries and incentive payments of £615m (2005(a): £276m). Group salaries and accrued incentive payments excluding Absa rose 26%.

2005/04

In 2005, staff costs increased 21% (£1,091m) to £6,318m (2004: £5,227m). The inclusion of Absa added staff costs of £296m during the second half of the year. Excluding the impact of Absa, staff costs increased 15%.

Salaries and accrued incentive payments rose 23% (£938m) to £5,036m (2004: £4,098m), principally due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors and the inclusion of Absa. Excluding Absa salaries and accrued incentive payments of £276m, salaries and accrued incentive payments rose 16% (£662m).

Note

(a)	For 2005, this reflects the period from 27th July until 31st December 2005.

Staff numbers

	2006	2005	2004
UK Banking	41,100	39,800	41,700
UK Retail Banking	33,000	32,000	34,500
UK Business Banking	8,100	7,800	7,200
Barclaycard	8,600	7,800	6,700
International Retail and
Commercial Banking	48,000	45,400	12,100
International Retail and Commercial Banking –ex Absa	14,100	12,700	12,100
International Retail and Commercial Banking – Absa	33,900	32,700	–
Barclays Capital	13,200	9,900	7,900
Barclays Global Investors	2,700	2,300	1,900
Barclays Wealth	7,800	7,200	7,200
Head office and other operations	1,200	900	900
Total Group permanent and fixed-term contract staff worldwide	122,600	113,300	78,400
Agency staff worldwide	9,100	7,000	4,300

Total including agency staff	131,700	120,300	82,700

2006/05

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 62,400 (31st December 2005: 59,100) in the UK and 60,200 (31st December 2005: 54,200) internationally.

UK Banking staff numbers increased 1,300 to 41,100 (31st December 2005: 39,800), primarily reflecting the inclusion in UK Retail Banking of mortgage processing staff involved in activities previously outsourced.

Barclaycard staff numbers rose 800 to 8,600 (31st December 2005: 7,800), reflecting growth of 400 in Barclaycard US and increases in operations and customer-facing staff in the UK.

International Retail and Commercial Banking increased staff numbers 2,600 to 48,000 (31st December 2005: 45,400). International Retail and Commercial Banking – excluding Absa increased staff numbers by 1,400 to 14,100 (31st December 2005: 12,700), mainly due to growth in continental Europe and Africa. International Retail and Commercial Banking – Absa increased staff numbers by 1,200 to 33,900 (31st December 2005: 32,700), reflecting continued growth in the business.

Barclays Capital staff numbers increased 3,300 during 2006 to 13,200 (31st December 2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Barclays Global Investors increased staff numbers 400 to 2,700 (31st December 2005: 2,300) spread across regions, product groups and support functions, reflecting continued investment to support strategic initiatives.

Barclays PLC Annual Report 2006	45

Financial review

Results by nature of income and expense

Staff numbers (continued)

Barclays Wealth staff numbers rose 600 to 7,800 (31st December 2005: 7,200) to support the continued expansion of the business, including increased hiring of client-facing staff.

Head office functions and other operations staff numbers grew 300 to 1,200 (31st December 2005: 900) primarily reflecting the centralisation of functional activity and the increased regulatory environment and audit demands as a result of the expansion of business areas.

Agency staff numbers rose 2,100 to 9,100 (31st December 2005: 7,000), largely due to an increase in temporary staff at Absa.

2005/04

In 2005, total Group permanent and contract staff comprised 59,100 (31st December 2004: 60,000) in the UK and 54,200 (31st December 2004: 18,400) internationally.

Since 2004 permanent and contract staff numbers increased 34,900, primarily as a result of the acquisition of Absa Group Limited, offset in part by the implementation of restructuring programmes resulting in a decrease of 2,400 staff.

UK Banking staff numbers fell 1,900 to 39,800 (31st December 2004: 41,700), reflecting the cost management programme in UK Retail Banking partially offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

Barclaycard staff numbers rose 1,100 to 7,800 (31st December 2004: 6,700), reflecting growth of 300 in Barclaycard US, an increase of 200 in other international operations and growth in customer-facing staff in the UK.

International Retail and Commercial Banking increased staff numbers 33,300, primarily due to the inclusion of 32,700 Absa staff. International Retail and Commercial Banking – excluding Absa increased staff numbers by 600 to 12,700 (31st December 2004: 12,100), mainly due to growth in continental Europe, including over 100 from the acquisition of the ING Ferri business in France.

Barclays Capital staff numbers rose 2,000 to 9,900 (31st December 2004: 7,900), reflecting the continued expansion of the business.

Barclays Global Investors increased staff numbers 400 to 2,300 to support strategic initiatives (31st December 2004: 1,900).

Head office functions and other operations staff numbers remained stable at 900 (31st December 2004: 900).

The increase in agency staff worldwide largely reflected the inclusion of 3,300 temporary staff at Absa.

Share of post-tax results of associates and joint ventures

	2006 £m	2005 £m	2004 £m
Profit from associates	53	53	56
Loss from joint ventures	(7)	(8)	–
Share of post-tax results of associates and joint ventures	46	45	56

2006/05

The share of post-tax results of associates and joint ventures increased 2% (£1m) to £46m (2005: £45m).

Of the £46m share of post-tax results of associates and joint ventures, FirstCaribbean International Bank contributed £41m (2005: £37m).

2005/04

In 2005, the share of post-tax results of associates and joint ventures fell 20% (£11m) to £45m (2004: £56m). A stronger underlying performance by FirstCaribbean in 2005 was more than offset by the impact of a gain in 2004 relating to the sale of shares held in Republic Bank Ltd (Barclays share £28m). Losses from joint ventures primarily related to Intelligent Processing Systems Limited, a cheque processing joint venture in the UK.

Profit on disposal of subsidiaries, associates and joint ventures

	2006 £m	2005 £m	2004 £m
Profit on disposal of subsidiaries, associates and joint ventures	323	–	45

2006/05

The profit on disposal of subsidiaries, associates and joint ventures includes £247m profit on disposal of FirstCaribbean International Bank and £76m from the sale of interests in vehicle leasing and vendor finance businesses.

2005/04

The profit on disposal in 2004 relates mainly to the disposal of the Group’s shareholding in Edotech, an investment in a management buy-out of the former Barclays in-house statement printing operation.

46	Barclays PLC Annual Report 2006

Tax

The overall tax charge is explained in the following table:

	2006 £m	2005 £m	2004 £m
Profit before tax	7,136	5,280	4,580
Tax charge at average UK corporation tax rate of 30%	2,141	1,584	1,374
Prior year adjustments	28	(130)	(26)
Differing overseas tax rates	(17)	(35)	(110)
Non-taxable gains and income (including amounts offset by unrecognised losses)	(393)	(129)	(51)
Share-based payments	27	(12)	–
Deferred tax assets not recognised	(4)	(7)	24
Other non-allowable expenses	159	168	68
Overall tax charge	1,941	1,439	1,279
Effective tax rate	27%	27%	28%

2006/05

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2006 (2005: 30%). The effective rate of tax for 2006, based on profit before tax, was 27.2% (2005: 27.3%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, certain non-taxable gains and adjustments to prior year tax provisions. The effective tax rate for 2006 is consistent with the prior period. The tax charge for the year includes £1,234m (2005: £961m) arising in the UK and £707m (2005: £478m) arising overseas.

The profit on disposal of subsidiaries, associates and joint ventures of £323m was substantially offset by losses or exemptions. The effective tax rate on profit before business disposals was 28.5%.

2005/04

In 2005, the charge for the period was based upon a UK corporation tax rate of 30% for the calendar year 2005 (2004: 30%). The effective rate of tax for 2005 was 27% (2004: 28%). This was lower than the standard rate due to the beneficial effects of lower tax on certain overseas income and certain non-taxable gains. The tax charge for the year included £961m (2004: £1,028m) arising in the UK and £478m (2004: £251m) arising overseas.

IFRS compared with US GAAP

The Group also provides results on the basis of accounting principles generally accepted in the United States (US GAAP). The impact on net income and shareholders’ equity of applying US GAAP is set out below. The individual IFRS/US GAAP adjustments are discussed in Note 60.

Profit attributable to equity holders of the parent

(IFRS)/net income (US GAAP)

	2006 £m	2005 £m	2004 £m
Barclays PLC Group
Profit attributable to equity holders of the parent (IFRS)/ Net income (US GAAP)
IFRS	4,571	3,447	3,254
US GAAP	4,318	2,932	3,032
Barclays Bank PLC Group
Profit attributable to equity holders of the parent (IFRS)/ Net income (US GAAP)
IFRS	4,914	3,695	3,263
US GAAP	4,650	3,164	3,137
Shareholders’ equity excluding minority interests (IFRS)/shareholders’ equity (US GAAP)
		2006 £m	2005 £m
Barclays PLC Group
Shareholders’ equity excluding minority interests (IFRS)/ Shareholders’ equity (US GAAP)
IFRS		19,799	17,426
US GAAP		20,032	18,461
Barclays Bank PLC Group
Shareholders’ equity excluding minority interests (IFRS)/ Shareholders’ equity (US GAAP)
IFRS		25,421	22,665
US GAAP		25,068	23,114

The Group does not manage its business with regard to reported trends on a US GAAP basis. Consequently the level of adjustment from the application of US GAAP in current or past periods is not necessarily indicative of the magnitude or direction of such adjustment in subsequent periods.

Barclays PLC Annual Report 2006	47

Financial review

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2006			2005			2004(a)
	Average balance(b) £m	Interest £m	Average rate %	Average balance(b) £m	Interest £m	Average rate %	Average balance(b) £m	Interest £m	Average rate %
Assets
Treasury bills and other eligible bills:
– in offices in the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	1,786	68	3.8
– in offices outside the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	1,989	63	3.2
Loans and advances to banks(c):
– in offices in the United Kingdom	18,401	647	3.5	14,798	454	3.1	18,144	691	3.8
– in offices outside the United Kingdom	12,278	488	4.0	11,063	403	3.6	9,619	271	2.8
Loans and advances to customers(c) :
– in offices in the United Kingdom	184,392	11,247	6.1	172,398	10,229	5.9	144,175	8,810	6.1
– in offices outside the United Kingdom	77,615	4,931	6.4	50,699	2,975	5.9	34,017	1,270	3.7
Lease receivables:
– in offices in the United Kingdom	5,266	300	5.7	6,521	348	5.3	4,960	220	4.4
– in offices outside the United Kingdom	6,162	595	9.7	1,706	117	6.9	369	21	5.7
Debt securities:
– in offices in the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	51,212	2,129	4.2
– in offices outside the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	11,533	338	2.9
Financial investments:
– in offices in the United Kingdom	41,125	1,936	4.7	43,133	1,755	4.1	n/a	n/a	n/a
– in offices outside the United Kingdom	14,191	830	5.8	10,349	467	4.5	n/a	n/a	n/a
External trading assets
– in offices in the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	178,659	4,971	2.8
– in offices outside the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	116,645	2,224	1.9
Reverse repurchase agreements and cash collateral on securities borrowed
– in offices in the United Kingdom	166,713	6,136	3.7	156,292	4,617	3.0	n/a	n/a	n/a
– in offices outside the United Kingdom	100,416	5,040	5.0	92,407	2,724	2.9	n/a	n/a	n/a
Trading portfolio assets:
– in offices in the United Kingdom	106,148	4,166	3.9	81,607	2,710	3.3	n/a	n/a	n/a
– in offices outside the United Kingdom	61,370	2,608	4.2	57,452	2,116	3.7	n/a	n/a	n/a
Total average interest earning assets	794,077	38,924	4.9	698,425	28,915	4.1	573,108	21,076	3.7
Impairment allowances/provisions	(3,565)			(3,105)			(2,907)
Non-interest earning assets	310,949			278,328			68,742
Total average assets and interest income	1,101,461	38,924	3.5	973,648	28,915	3.0	638,943	21,076	3.3
Percentage of total average interest earning assets in offices outside the United Kingdom	34.3%			32.0%			30.4%
Total average interest earning assets related to:
Interest income		38,924	4.9		28,915	4.1		21,076	3.7
Interest expense		(30,385)	3.8		(20,965)	3.0		(14,464)	2.5
		8,539	1.1		7,950	1.0		6,612	1.2

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(c)	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

48	Barclays PLC Annual Report 2006

Average balance sheet and net interest income (year ended 31st December)

	2006			2005			2004(a)
	Average balance(b) £m	Interest £m	Average rate %	Average balance(b) £m	Interest £m	Average rate %	Average balance(b) £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	62,236	2, 464	4.0	54,801	1,665	3.0	46,669	1,225	2.6
– in offices outside the United Kingdom	23,438	1,137	4.9	21,921	705	3.2	16,610	310	1.9
Customer accounts:
demand deposits:
– in offices in the United Kingdom	25,397	680	2.7	22,593	510	2.3	20,829	310	1.5
– in offices outside the United Kingdom	10,351	254	2.5	6,196	88	1.4	3,317	31	0.9
Customer accounts:
savings deposits:
– in offices in the United Kingdom	57,734	1,691	2.9	52,569	1,570	3.0	47,583	1,325	2.8
– in offices outside the United Kingdom	3,124	74	2.4	1,904	39	2.0	1,117	21	1.9
Customer accounts:
other time deposits – retail:
– in offices in the United Kingdom	34,865	1,548	4.4	33,932	1,470	4.3	34,518	1,306	3.8
– in offices outside the United Kingdom	8,946	482	5.4	6,346	260	4.1	4,526	118	2.6
Customer accounts:
other time deposits – wholesale:
– in offices in the United Kingdom	45,930	1,794	3.9	41,745	1,191	2.9	58,035	1,844	3.2
– in offices outside the United Kingdom	23,442	1,191	5.1	12,545	590	4.7	13,140	342	2.6
Debt securities in issue:
– in offices in the United Kingdom	47,216	1,850	3.9	46,583	1,631	3.5	47,132	1,233	2.6
– in offices outside the United Kingdom	74,125	3,686	5.0	52,696	1,695	3.2	17,218	336	2.0
Dated and undated loan capital and other subordinated liabilities principally
– in offices in the United Kingdom	13,686	777	5.7	11,286	605	5.4	12,740	692	5.4
External trading liabilities:
– in offices in the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	190,036	5,611	3.0
– in offices outside the United Kingdom	n/a	n/a	n/a	n/a	n/a	n/a	115,032	1,805	1.6
Repurchase agreements and cash collateral on securities lent:
– in offices in the United Kingdom	141,862	5,080	3.6	130,767	3,634	2.8	n/a	n/a	n/a
– in offices outside the United Kingdom	86,693	4,311	5.0	80,391	2,379	3.0	n/a	n/a	n/a
Trading portfolio liabilities:
– in offices in the United Kingdom	49,892	2,014	4.0	44,349	1,737	3.9	n/a	n/a	n/a
– in offices outside the United Kingdom	39,064	1,352	3.5	36,538	1,196	3.3	n/a	n/a	n/a
Internal funding of trading business	n/a	n/a	n/a	n/a	n/a	n/a	(72,291)	(2,045)	(2.8)
Total average interest bearing liabilities	748,001	30,385	4.1	657,162	20,965	3.2	556,211	14,464	2.6
Interest free customer deposits:
– in offices in the United Kingdom	27,549			25,095			15,522
– in offices outside the United Kingdom	2,228			2,053			3,190
Other non-interest bearing liabilities	297,816			267,531			48,614
Minority and other interests and shareholders’ equity	25,867			21,807			15,406
Total average liabilities, shareholders’ equity and interest expense	1,101,461	30,385	2.8	973,648	20,965	2.2	638,943	14,464	2.3
Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	36.1%			33.3%			30.7%

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

Barclays PLC Annual Report 2006	49

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

	2006/2005 Change due to increase/(decrease) in:			2005/2004(a) Change due to increase/(decrease) in:			2004(a)/2003(b) Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Treasury bills and other eligible bills:
– in offices in the UK	n/a	n/a	n/a	(68)	(68)	n/a	(53)	(80)	27
– in offices outside the UK	n/a	n/a	n/a	(63)	(63)	n/a	(3)	31	(34)
	n/a	n/a	n/a	(131)	(131)	n/a	(56)	(49)	(7)
Loans and advances to banks:
– in offices in the UK	193	121	72	(237)	(115)	(122)	117	160	(43)
– in offices outside the UK	85	46	39	132	45	87	163	149	14
	278	167	111	(105)	(70)	(35)	280	309	(29)
Loans and advances to customers:
– in offices in the UK	1,018	726	292	1,419	1,681	(262)	1,006	523	483
– in offices outside the UK	1,956	1,695	261	1,705	787	918	134	301	(167)
	2,974	2,421	553	3,124	2,468	656	1,140	824	316
Lease receivables:
– in offices in the UK	(48)	(70)	22	128	78	50	5	20	(15)
– in offices outside the UK	478	413	65	96	91	5	2	7	(5)
	430	343	87	224	169	55	7	27	(20)
Debt securities:
– in offices in the UK	n/a	n/a	n/a	(2,129)	(2,129)	n/a	(45)	(285)	240
– in offices outside the UK	n/a	n/a	n/a	(338)	(338)	n/a	128	241	(113)
	n/a	n/a	n/a	(2,467)	(2,467)	n/a	83	(44)	127
Financial investments:
– in offices in the UK	181	(85)	266	1,755	1,755	n/a	n/a	n/a	n/a
– in offices outside the UK	363	202	161	467	467	n/a	n/a	n/a	n/a
	544	117	427	2,222	2,222	n/a	n/a	n/a	n/a
External trading assets:
– in offices in the UK and	n/a	n/a	n/a	(4,971)	(4,971)	n/a	1,382	2,051	(669)
– outside the UK	n/a	n/a	n/a	(2,224)	(2,224)	n/a	812	654	158
	n/a	n/a	n/a	(7,195)	(7,195)	n/a	2,194	2,705	(511)
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	1,519	324	1,195	4,617	4,617	n/a	n/a	n/a	n/a
– in offices outside the UK	2,316	254	2,062	2,724	2,724	n/a	n/a	n/a	n/a
	3,835	578	3,257	7,341	7,341	n/a	n/a	n/a	n/a
Trading portfolio assets:
– in offices in the UK	1,456	907	549	2,710	2,710	n/a	n/a	n/a	n/a
– in offices outside the UK	492	151	341	2,116	2,116	n/a	n/a	n/a	n/a
	1,948	1,058	890	4,826	4,826	n/a	n/a	n/a	n/a
Total interest receivable:
– in offices in the UK	4,319	1,923	2,396	3,224	3,558	(334)	2,412	2,389	23
– in offices outside the UK	5,690	2,761	2,929	4,615	3,605	1,010	1,236	1,383	(147)
	10,009	4,684	5,325	7,839	7,163	676	3,648	3,772	(124)

Notes

(a) 2004 figures do not reflect the applications of IAS 32, and IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b) 2003 reflects UK GAAP.

50	Barclays PLC Annual Report 2006

Changes in net interest income – volume and rate analysis

	2006/2005 Change due to increase/(decrease) in:			2005/2004(a) Change due to increase/(decrease) in:			2004(a) /2003(b) Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest payable
Deposits by banks:
– in offices in the UK	799	247	552	440	231	209	232	146	86
– in offices outside the UK	432	52	380	395	121	274	126	121	5
	1,231	299	932	835	352	483	358	267	91
Customer accounts – demand deposits:
– in offices in the UK	170	68	102	200	28	172	140	20	120
– in offices outside the UK	166	80	86	57	36	21	(17)	(2)	(15)
	336	148	188	257	64	193	123	18	105
Customer accounts – savings deposits:
– in offices in the UK	121	152	(31)	245	145	100	326	46	280
– in offices outside the UK	35	28	7	18	16	2	(5)	8	(13)
	156	180	(24)	263	161	102	321	54	267
Customer accounts – other time deposits – retail:
– in offices in the UK	78	41	37	164	(23)	187	135	(24)	159
– in offices outside the UK	222	125	97	142	59	83	15	22	(7)
	300	166	134	306	36	270	150	(2)	152
Customer accounts – other time deposits – wholesale:
– in offices in the UK	603	129	474	(653)	(479)	(174)	210	19	191
– in offices outside the UK	601	550	51	248	(16)	264	95	132	(37)
	1,204	679	525	(405)	(495)	90	305	151	154
Debt securities in issue:
– in offices in the UK	219	22	197	398	507	(109)	284	(73)	357
– in offices outside the UK	1,991	850	1,141	1,359	323	1,036	92	256	(164)
	2,210	872	1,338	1,757	830	927	376	183	193
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	172	135	37	(87)	(78)	(9)	8	23	(15)
External trading liabilities:
– in offices in the UK	n/a	n/a	n/a	(5,611)	(5,611)	n/a	1,764	1,747	17
– outside the UK	n/a	n/a	n/a	(1,805)	(1,805)	n/a	717	884	(167)
	n/a	n/a	n/a	(7,416)	(7,416)	n/a	2,481	2,631	(150)
Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	1,446	329	1,117	3,634	3,634	n/a	n/a	n/a	n/a
– in offices outside the UK	1,932	200	1,732	2,379	2,379	n/a	n/a	n/a	n/a
	3,378	529	2,849	6,013	6,013	n/a	n/a	n/a	n/a
Trading portfolio liabilities:
– in offices in the UK	277	222	55	1,737	1,737	n/a	n/a	n/a	n/a
– in offices outside the UK	156	85	71	1,196	1,196	n/a	n/a	n/a	n/a
	433	307	126	2,933	2,933	n/a	n/a	n/a	n/a
Internal funding of trading businesses	n/a	n/a	n/a	2,045	2,045	n/a	(414)	(392)	(22)
Total interest payable:
– in offices in the UK	3,885	1,345	2,540	2,512	2,136	376	2,685	1,512	1,173
– in offices outside the UK	5,535	1,970	3,565	3,989	2,309	1,680	1,023	1,421	(398)
	9,420	3,315	6,105	6,501	4,445	2,056	3,708	2,933	775
Movement in net interest income
Increase/(decrease) in interest receivable	10,009	4,684	5,325	7,839	7,163	676	3,648	3,772	(124)
(Increase)/decrease in interest payable	(9,420)	(3,315)	(6,105)	(6,501)	(4,445)	(2,056)	(3,708)	(2,933)	(775)
	589	1,369	(780)	1,338	2,718	(1,380)	(60)	839	(899)

Notes

(a) 2004 figures do not reflect the applications of IAS 32 and IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b) 2003 reflects UK GAAP.

Barclays PLC Annual Report 2006	51

Financial review

Total assets and risk weighted assets

Total assets and risk weighted assets

Total assets

	2006 £m	2005 £m	2004(a) £m
UK Banking	139,902	130,304	114,934
UK Retail Banking	74,018	70,389	72,768
UK Business Banking	65,884	59,915	42,166
Barclaycard	27,628	25,771	23,367
IRCB	68,848	63,556	28,505
IRCB – ex Absa	38,451	34,195	28,505
IRCB – Absa	30,397	29,361	–
Barclays Capital	657,922	601,193	353,246
Barclays Global Investors	80,515	80,900	968
Barclays Wealth	7,285	6,094	5,616
Barclays Wealth – closed life assurances activities	7,605	7,276	6,425
Head office functions and other operations	7,082	9,263	5,120

Total assets	996,787	924,357	538,181

Risk weighted assets
	2006 £m	2005 £m	2004(a) £m
UK Banking	84,903	79,929	80,467
UK Retail Banking	34,942	32,803	38,230
UK Business Banking	49,961	47,126	42,237
Barclaycard	25,203	21,752	20,188
IRCB	41,053	41,228	19,319
IRCB – ex Absa	20,325	20,394	19,319
IRCB – Absa	20,728	20,834	–
Barclays Capital	137,635	116,677	90,078
Barclays Global Investors	1,375	1,456	1,230
Barclays Wealth	5,744	4,061	4,018
Barclays Wealth – closed life assurances activities	–	–	–
Head office functions and other operations	1,920	4,045	3,301
Risk weighted assets	297,833	269,148	218,601

Note

(a)	2004 figures do not reflect the application of IAS32, and IAS39 and IFRS 4 which became effective from 1st January 2005.

2006/05

Total assets increased 8% to £996.8bn (2005: £924.4bn). Risk weighted assets increased 11% to £297.8bn (2005: £269.1bn). Loans and advances to customers that have been securitised increased £5.8bn to £24.4bn (2005: £18.6bn). The increase in risk weighted assets since 2005 reflects a rise of £18.1bn in the banking book and a rise of £10.9bn in the trading book.

UK Retail Banking total assets increased 5% to £74.0bn (2005:

£70.4bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased 6% to £34.9bn (2005: £32.8bn) also primarily reflecting the growth in mortgage balances.

UK Business Banking total assets increased 10% to £65.9bn (2005: £59.9bn) reflecting good growth across short, medium and long term lending products. Risk weighted assets increased 6% to £50.0bn (2005: £47.1bn), reflecting asset growth and increased regulatory netting.

Barclaycard total assets increased 7% to £27.6bn (2005: £25.8bn) driven by growth in lending balances in the international businesses and FirstPlus. Risk weighted assets increased 16% to £25.2bn (2005: £21.8bn), primarily reflecting the increase in total assets and lower securitised balances.

International Retail and Commercial Banking-excluding Absa total assets increased 13% to £38.5bn (2005: £34.2bn) mainly reflecting increases in mortgage and other lending. Risk weighted assets remained flat at £20.3bn (2005: £20.4bn), with balance sheet growth offset by the sale of FirstCaribbean International Bank.

International Retail and Commercial Banking-Absa total assets increased 3% to £30.4bn (2005: £29.4bn). Risk weighted assets remained flat at £20.7bn (2005: £20.8bn). This reflects very strong growth in Rand terms offset by a 21% decline in the value of the Rand. In Rand terms assets grew 31% to ZAR417bn (2005: ZAR319bn) and risk weighted assets grew 25% to ZAR284bn (2005: ZAR227bn) due to strong growth in mortgage lending along with growth in corporate lending.

Barclays Capital total assets increased 9% to £657.9bn (2005: £601.2bn). This reflected continued expansion of the business with growth in reverse repurchase agreements, debt securities and traded equity securities. Risk weighted assets increased 18% to £137.6bn (2005: £116.7bn) in line with risk, driven by the growth in equity derivatives, credit derivatives and fixed income.

Barclays Global Investors total assets remained flat at £80.5bn (2005: £80.9bn). The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets decreased 7% to £1.4bn (2005: £1.5bn).

Barclays Wealth total assets increased 20% to £7.3bn (2005: £6.1bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 39% to £5.7bn (2005: £4.1bn) above the rate of balance sheet growth driven by changes in the mix of lending and growth in guarantees.

Head office functions and other operations total assets decreased 24% to £7.1bn (2005: £9.3bn). Risk weighted assets decreased 53% to £1.9bn (2005: £4.0bn).

52	Barclays PLC Annual Report 2006

2005/04

Total assets increased 72% to £924.4bn (2004: £538.2bn). Risk weighted assets increased 23% to £269.1bn (2004: £218.6bn). Loans and advances to customers that have been securitised increased £14.3bn to £18.6bn (2004: £4.3bn). The increase in risk weighted assets since 2004 reflects a rise of £37.6bn in the banking book and a rise of £12.9bn in the trading book.

UK Retail Banking total assets decreased 3% to £70.4bn (2004: £72.8bn). This was mainly attributable to lower residential mortgage balances. Risk weighted assets decreased 14% to £32.8bn (2004: £38.2bn), reflecting lower mortgage balances and a £4.5bn securitisation of mortgage assets in the second half of 2005, which more than offset strong growth in non-mortgage loans.

UK Business Banking total assets increased 42% to £59.9bn (2004: £42.2bn) due to the impact of the adoption of IAS 32 and IAS 39 and strong growth in lending balances. Risk weighted assets increased 12% to £47.1bn (2004: £42.3bn), the increase being lower than asset growth, mostly as a result of £5bn securitisation of corporate loans in the second half of 2005. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and risk weighted assets by £1.8bn.

Barclaycard total assets increased 10% to £25.8bn (2004: £23.4bn). Risk weighted assets rose by 8% to £21.8bn (2004: £20.2bn), which is less than the increase in assets, reflecting increased securitisation activity during the second half of 2005.

International Retail and Commercial Banking excluding Absa total assets increased 20% to £34.2bn (2004: £28.5bn) reflecting strong volume growth in European mortgages and African corporate lending. Risk weighted assets increased 6% to £20.4bn (2004: £19.3bn), which was lower than the increase in assets, reflecting strong growth in mortgage balances, which carry a 50% weighting, and the securitisation of assets in Spain during the second half of 2005.

International Retail and Commercial Banking – Absa total assets were £29.4bn and risk weighted assets £20.8bn.

Barclays Capital total assets increased 70% to £601.2bn (2004: £353.2bn). £107.5bn of this increase was the result of the adoption of IAS 32 and IAS 39. The underlying growth was mainly attributable to increases in debt securities and reverse repurchase agreements as the business continued to grow, and in derivative financial instruments as a result of business growth and market movements. Risk weighted assets increased 30% to £116.7bn (2004: £90.1bn). Excluding the impact of the transfer of a number of clients from UK Business Banking and Absa Capital from IRCB, effective 1st January 2006, the underlying growth was 20%. This reflected trading book risk weighted assets moving in line with risk rather than the balance sheet and the lower weighting of fully collateralised reverse repurchase agreements.

Barclays Global Investors total assets increased £79.9bn to £80.9bn (2004: £1.0bn) due to the impact of the adoption of IAS 32, IAS 39 and IFRS 4 and growth in asset management products reported on the balance sheet. For the amounts related to asset management products, equal and offsetting balances are reflected within liabilities to customers. Risk weighted assets rose 25% to £1.5bn (2004: £1.2bn) due to growth in the business.

Barclays Wealth total assets increased 9% to £6.1bn (2004: £5.6bn). Risk weighted assets increased 3% to £4.1bn (2004: £4.0bn).

Head office functions and other operations total assets increased 82% to £9.3bn (2004: £5.1bn). The increase included financial instruments acquired for hedging purposes. Risk weighted assets increased 21% to £4bn (2004: £3.3bn), reflecting assets held for hedging purposes.

Note

(a)	2004 figures do not reflect the applications of IAS 32, and IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays PLC Annual Report 2006	53

Financial review

Capital management

Capital management

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The capital management strategy is to continue to maximise shareholder value through optimising both the level and mix of capital resources in order to:

•	Meet the individual capital ratios required by our regulators plus a prudent buffer.

•	Maintain an AA credit rating.

•	Generate sufficient capital to support asset growth.

•	Manage the currency exposure to its overall Sterling equivalent capital requirement.

Decisions on the allocation of capital resources are based on a number of factors including return on economic and regulatory capital. This is conducted as part of the strategic planning review.

Capital resources

The Group manages both its debt and equity capital actively. The Group’s authority to buy-back equity shares was renewed at the 2006 AGM to provide additional flexibility in the management of the Group’s capital resources.

	2006 £m	2005 £m	2004(a) £m
Barclays PLC Group
Shareholders’ equity excluding minority interests	19,799	17,426	15,870
Minority interests	7,591	7,004	894
Shareholders’ equity	27,390	24,430	16,764
Subordinated liabilities	13,786	12,463	12,277
Total capital resources	41,176	36,893	29,041

2006/05

The authorised share capital of Barclays PLC was £2,500m (2005: £2,500m) comprising 9,996 million (2005: 9,996 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of £1 each. Called up share capital comprises 6,535 million (2005: 6,490 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of £1 each.

Total capital resources increased £4,283m to £41,176m since 31st December 2005.

Shareholders’ equity, excluding minority interests, increased £2,373m since 31st December 2005. The increase reflected profits attributable to equity holders of the parent of £4,571m, increases in share capital and share premium of £179m and other increases in retained reserves of £412m. Offsetting these movements were dividends paid of £1,771m, decreases in the available for sale and cash flow hedging reserves of £93m and £300m respectively, a £594m decrease in the currency translation reserve and a £31m decrease due to changes in treasury and Employee Share Ownership Plan shares.

Subordinated liabilities increased £1,323m since 31st December 2005. The increase reflects capital raisings of £2,493m and interest charges of £11m; offset by exchange rate movements of £575m, redemptions of £366m, fair value adjustments of £214m and amortisation of issue expenses of £26m.

Minority interests increased £587m since 31st December 2005. The increase primarily reflected the issue by Barclays Bank PLC, during April 2006, of 30,000,000 Preference Shares of US$25 each (US$750m; £419m) with a 6.625% dividend. In addition, during April 2006, Absa issued 3,000,000 preference shares of ZAR1,000 per share (£218m).

2005/04

The authorised share capital of Barclays PLC was £2,500m (2004: £2,500m) comprising 9,996 million (2004: 9,996 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each. Called up share capital comprised 6,490 million (2004: 6,454 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each.

Total capital resources increased £7,852m to £36,893m since 2004.

Shareholders’ equity, excluding minority interests, increased £1,556m since 2004. The increase primarily reflected the impact of the adoption of IAS 32, IAS 39 and IFRS 4, profits attributable to equity holders of the parent of £3,447m, offset by dividends of £1,581m.

Subordinated liabilities rose £186m reflecting capital raisings of £1,283m, acquisition of Absa Group Limited’s loan capital of £669m, interest charge of £210m and exchange rate movements of £207m; offset by redemptions of £464m, fair value adjustments of £43m and amortisation of issue expenses of £5m, and IFRS adjustments of £1,671m.

Minority interests increased £6,110m since 2004, primarily reflecting: the purchase of Absa Group Limited (£1,351m), the IFRS reclassification of £2,493m of certain capital instruments from loan capital to minority interests and the following issuances of Preference Shares by Barclays Bank PLC during 2005:

•	140,000 Preference Shares of nominal ¤100 each (Principal amount: €1.4bn; £978m) with a 4.75% dividend issued on 15th March 2005.

•	100,000 Preference Shares of nominal US$100 each (Principal amount: US$1bn; £551m) with a 6.278% dividend issued on 8th June 2005.

•	75,000 Preference Shares of nominal £100 each (Principal amount: £750m) with a 6% dividend issued on 22nd June 2005.

Barclays Bank PLC

The capital instruments reclassified under IFRSs and the Preference Shares issued are included within Shareholders’ equity excluding minority interests in the Barclays Bank PLC Group.

	2006 £m	2005 £m	2004(a) £m
Barclays Bank PLC Group
Shareholders’ equity excluding minority interests	25,421	22,665	16,638
Minority interests	1,685	1,578	211
Shareholders’ equity	27,106	24,243	16,849
Undated loan capital	5,422	4,397	6,149
Dated loan capital	8,364	8,066	6,128
Total capital resources	40,892	36,706	29,126

2006/2005

Capital resources for Barclays Bank PLC Group were £284m lower than for Barclays PLC Group (2005: £187m lower).

2005/2004

In 2005, capital resources for Barclays Bank PLC Group were £187m lower than for Barclays PLC Group (2004: £85m higher).

Note

(a)	2004 figures do not reflect the applications of IAS 32, and IAS 39 and IFRS 4 which became effective from 1st January 2005.

54	Barclays PLC Annual Report 2006

Capital ratios

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Union Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

These techniques include the risk asset ratio calculation, which the FSA regards as a key supervisory tool. The FSA sets ratio requirements for individual banks in the UK at or above the internationally agreed minimum of 8%. The ratio calculation involves the application of designated risk weightings to reflect an estimate of credit, market and other risks associated with broad categories of transactions and counterparties. Regulatory guidelines define three ‘Tiers’ of capital resources. Tier 1 capital, comprising mainly shareholders’ funds and including Reserve Capital Instruments and Tier One Notes, is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt and collectively assessed impairment allowances. Tier 2 capital can also be used to support both trading and banking activities. Tier 3 capital also comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of Tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed Tier 1 capital.

	IFRS				UK GAAP
	2006		2005		2004(a)
	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group
Capital ratios	%	%	%	%	%	%
Tier 1 ratio	7.7	7.5	7.0	6.9	7.6	7.6
Risk asset ratio	11.7	11.5	11.3	11.2	11.5	11.5
Risk weighted assets	£m	£m	£m	£m	£m	£m
Banking book on-balance sheet	197,979	197,979	180,808	180,808	148,621	148,621
off-balance sheet	33,821	33,821	31,351	31,351	26,741	26,741
Associates and joint ventures	2,072	2,072	3,914	3,914	3,020	3,020
Total banking book	233,872	233,872	216,073	216,073	178,382	178,382
Trading book
Market risks	30,291	30,291	23,216	23,216	22,106	22,106
Counterparty and settlement risks	33,670	33,670	29,859	29,859	18,113	18,113
Total trading book	63,961	63,961	53,075	53,075	40,219	40,219
Total risk weighted assets	297,833	297,833	269,148	269,148	218,601	218,601

At 31st December 2006, the Barclays PLC Group Tier 1 capital ratio was 7.7% and the Risk asset ratio was 11.7%. From 31st December 2005, total net capital resources rose £4.2bn and risk weighted assets increased £28.7bn.

Tier 1 capital rose £4.1bn, including £2.8bn arising from profits attributable to equity shareholders net of dividends paid. Minority interests within Tier 1 capital increased £1.3bn primarily due to the issuance of £1.2bn of Reserve Capital Instruments and £0.7bn of Preference Shares partially offset by a decrease in regulatory associates of £0.4bn driven by the sale of FirstCaribbean International Bank and exchange rate movements of £0.5bn. Tier 2 capital increased £0.7bn mainly as a result of the issuance of £1.5bn of loan capital partially offset by exchange rate movements of £0.6bn and redemptions of £0.4bn.

Similar movements are reflected in the risk weighted assets and total net capital resources of Barclays Bank PLC Group, however the retention by Barclays PLC of dividends paid by Barclays Bank PLC gave rise to a reduction in the capital of Barclays Bank PLC Group relative to that of Barclays PLC Group, resulting in Tier 1 and total capital ratios of 7.5% and 11.5% respectively.

The weakening of the Rand against Sterling had a positive impact on capital ratios in 2006.

Note

(a)	Regulatory capital, risk weighted assets and resultant capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the FSA. As at 1st January 2005, for Barclays PLC Group and Barclays Bank PLC Group the tier 1 ratio was 7.1% and the risk asset ratio was 11.8% reflecting the impact of IFRS including the adoption of IAS 32, IAS 39 and IFRS 4.

Barclays PLC Annual Report 2006	55

Financial review

Capital resources

Total net capital resources

	IFRS				UK GAAP
	2006		2005		2004(a)
Capital resources (as defined for regulatory purposes)	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m
Tier 1
Called up share capital	1,634	2,363	1,623	2,348	1,614	2,316
Eligible reserves	19,608	21,700	16,837	18,646	15,670	15,656
Minority interests	7,899	4,528	6,634	3,700	2,890	2,202
Tier One Notes	909	909	981	981	920	920
Less: Intangible assets	(7,045)	(7,045)	(7,180)	(7,180)	(4,432)	(4,432)
Total qualifying tier 1 capital	23,005	22,455	18,895	18,495	16,662	16,662
Tier 2
Revaluation reserves	25	25	25	25	25	25
Available for sale equity	221	221	223	223	n/a	n/a
Collectively assessed impairment allowances	2,556	2,556	2,306	2,306	n/a	n/a
General provisions	n/a	n/a	n/a	n/a	564	564
Minority interests	451	451	515	515	–	–
Qualifying subordinated liabilities
Undated loan capital	3,180	3,180	3,212	3,212	3,573	3,573
Dated loan capital	7,603	7,603	7,069	7,069	5,647	5,647
Other	–	–	–	–	2	2
Total qualifying tier 2 capital	14,036	14,036	13,350	13,350	9,811	9,811
Tier 3: Short-term subordinated liabilities	–	–	–	–	286	286
Less: Supervisory deductions
Investments not consolidated for supervisory purposes	(982)	(982)	(782)	(782)	(1,047)	(1,047)
Other deductions	(1,348)	(1,348)	(961)	(961)	(496)	(496)
Total deductions	(2,330)	(2,330)	(1,743)	(1,743)	(1,543)	(1,543)
Total net capital resources	34,711	34,161	30,502	30,102	25,216	25,216

The differences in the net capital resources of Barclays PLC Group and Barclays Bank PLC Group at 31st December 2006 and 31st December 2005 arise from the retention by Barclays PLC of dividends paid by Barclays Bank PLC.

Note

(a)	Regulatory capital, risk weighted assets and resultant capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the FSA.

56	Barclays PLC Annual Report 2006

Financial review

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

	Average: year ended 31st December
	2006 £m	2005 £m	2004(a) £m
Deposits from banks
Customers in the United Kingdom	12,832	9,703	14,216
Customers outside the
United Kingdom:
Other European Union	30,116	29,092	51,656
United States	7,352	8,670	27,623
Africa	4,140	3,236	1,168
Rest of the World	35,013	39,060	38,969

Total deposits from banks	89,453	89,761	133,632
Customer accounts
Customers in the United Kingdom	173,767	155,252	140,486
Customers outside the
United Kingdom:
Other European Union	22,448	20,773	22,175
United States	17,661	15,167	38,818
Africa	23,560	17,169	5,068
Rest of the World	19,992	16,911	14,761

Customer accounts	257,428	225,272	221,308

A further analysis of deposits from banks and customer accounts at 2006 is given in Note 26 and Note 27 to the accounts.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Short-term borrowings

Short-term borrowings include deposits by banks as reported in ‘Deposits’, Commercial paper and negotiable certificates of deposit.

Deposits from Banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2006 £m	2005 £m	2004(a) £m
Year-end balance	79,562	75,127	111,024
Average balance	89,453	89,761	133,632
Maximum balance	97,165	103,397	155,971
Average interest rate during year	4.2%	2.6%	2.4%
Year-end interest rate	4.3%	3.6%	2.9%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2006 £m	2005 £m	2004(a) £m
Year-end balance	26,546	28,275	20,948
Average balance	29,740	22,309	16,680
Maximum balance	31,859	28,598	20,948
Average interest rate during year	4.9%	3.4%	1.8%
Year-end interest rate	5.0%	4.5%	2.2%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than US$100,000.

	2006 £m	2005 £m	2004(a) £m
Year-end balance	52,800	43,109	37,213
Average balance	49,327	45,533	35,409
Maximum balance	60,914	53,456	44,934
Average interest rate during year	5.1%	3.5%	2.2%
Year-end interest rate	5.1%	4.5%	2.8%

Barclays PLC Annual Report 2006	57

Financial review

Securities

Securities

The following table analyses the book value of securities which are carried at fair value under IFRS for 2006 and 2005.

	IFRS				UK GAAP
	2006		2005		2004
	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Valuation £m
Investment securities – available for sale
Debt securities:
United Kingdom government	758	761	31	31	18	18
Other government	12,587	12,735	14,860	14,827	11,858	12,051
Other public bodies	280	277	216	216	21	21
Mortgage and asset backed securities	1,706	1,706	3,062	3,062	8,260	8,234
Corporate issuers	27,089	27,100	25,590	25,597	17,029	17,062
Other issuers	5,492	5,450	6,265	6,257	5,531	5,549
Equity shares	1,371	1,047	1,250	1,007	526	746
Investment securities – available for sale	49,283	49,076	51,274	50,997	43,243	43,681
Other securities – held for trading
Debt securities:
United Kingdom government	4,986	n/a	4,786	n/a	2,567	2,567
Other government	46,845	n/a	46,426	n/a	37,438	37,438
Other mortgage and asset backed securities	17,032	n/a	10,290	n/a	8,177	8,177
Bank and building society certificates of deposit	14,159	n/a	15,837	n/a	7,063	7,063
Other issuers	57,554	n/a	51,028	n/a	32,349	32,349
Equity shares	31,548	n/a	20,299	n/a	10,873	10,873
Other securities – held for trading	172,124	n/a	148,666	n/a	98,467	98,467

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities. In 2004, under UK GAAP, investment securities were valued at cost, adjusted for the amortisation of premiums or discounts to redemption, less any provision for diminution in value.

Bank and building society certificates of deposit are freely negotiable and have original maturities of up to five years, but are typically held for shorter periods.

A further analysis of the book value and valuation of securities is given in Notes 12 and 18 to the accounts.

In addition to UK government securities shown above, at 31st December 2006, 2005 and 2004, the Group held the following government securities which exceeded 10% of shareholders’ equity.

	2006	2005	2004
	Book value(a) £m	Book value(a) £m	Book value(a) £m
United States government securities	18,343	16,093	14,334
Japanese government securities	15,505	14,560	8,494
German government securities	4,741	6,376	6,215
French government securities	4,336	4,822	3,035
Italian government securities	3,419	4,300	6,900
Spanish government securities	2,859	2,456	2,597
Netherlands government securities	395	2,791	484

Maturities and yield of available for sale debt securities

	Maturing within one year:		Maturing after one but within five years:		Maturing after five but within ten years:		Maturing after ten years:			Total yield %
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m
Government	2,664	5.2	4,792	3.9	4,855	4.7	1,034	1.2	13,345	4.2
Other public bodies	256	12.0	14	2.9	–	–	10	4.6	280	11.2
Other issuers	15,264	4.9	13,115	4.2	1,889	5.1	4,019	3.7	34,287	4.5
Total book value	18,184	5.1	17,921	4.1	6,744	4.8	5,063	3.2	47,912	4.5

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2006 by the fair value of securities held at that date.

Note

(a)	The book value represents the fair value.

58	Barclays PLC Annual Report 2006

Financial review

Off-balance sheet arrangements

Off-balance sheet arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into off-balance sheet arrangements. These arrangements include the provision of guarantees on behalf of the Group’s customers, retained interests in assets which have been transferred to an unconsolidated entity and obligations arising out of variable interests in an unconsolidated entity.

Guarantees

In the normal course of business, the Group issues guarantees on behalf of its customers. In the majority of cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The main types of guarantees provided are financial guarantees given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. Further details on these guarantees are provided in Note 60 (o) to the accounts.

Derivatives on own shares

During the period Barclays entered into a cash-settled total return swap referencing its own ordinary shares. This instrument provides a hedge against the employers’ national insurance liability arising on employee share schemes, where the eventual liability is determined by reference to the Barclays share price. As at 31st December, the notional of this derivative was 12.4 million shares and the fair value was £9.5m. Under IFRSs, cash flow hedge accounting has been applied when accounting for the gains and losses arising on this derivative.

Special purpose and variable interest entities

The off-balance sheet arrangements entered into by the Group typically involve the use of special purpose entities (SPEs) as defined under SIC 12 and variable interest entities (VIEs) under FIN 46-R. These are entities that are set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These entities form an integral part of many financial markets, and are important to the development of the securitisation markets and functioning of the US commercial paper market. The accounting treatment under IFRSs and US GAAP is summarised in Note 60 on page 247, with further information on the US GAAP treatment provided in Note 60 (m) on pages 264 and 265.

Credit structuring business

The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPEs, often using credit derivative contracts. The assets are funded by issuing securities with varying terms. The Group may also provide other financial services, which include the provision of liquidity or contingent liquidity facilities, act as derivatives counterparty as well as the purchasing and warehousing of securities until they are sold to the SPE. The commitments to provide liquidity to these SPEs is a maximum of £6.4bn (2005: £1.1bn).

Asset securitisations

The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. The Group provides financing in the form of senior notes and/or junior notes and may also provide derivatives to the SPE.

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. Under US GAAP, where the Group has sold the assets to a Qualifying SPE (QSPE), the QSPE is not consolidated by the Group. This resulted in the derecognition of assets of £5,359m as at 31st December 2006 (2005: £6,953m) under US GAAP. Following the sale of these assets to the securitisation vehicles, the Group may retain servicing rights and an interest in the residual income of the SPEs. Under IFRS, the SPEs are consolidated where the Group is exposed to the majority of the risks and rewards of the transaction. Further details are included in Note 60 (n) to the accounts.

Client intermediation

The Group is involved in structuring transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third-party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. The Group also invests in lessor entities specifically to acquire assets for leasing. Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry). Certain entities that are consolidated in accordance with IAS 27 and SIC 12 under IFRS are deconsolidated under US GAAP where the Group is not the primary beneficiary. The impact on the Group’s total assets under US GAAP is an increase of £5,920m (2005: reduction of £327m).

Fund management

The Group provides asset management services to a large number of investment entities on an arms-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. These funds are not consolidated under either IFRS or US GAAP because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets.

Barclays PLC Annual Report 2006	59

Risk factors

Risk factors

The following discussion sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and general economy

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom, globally or in certain individual markets such as the US or South Africa. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the activity level of customers, for example:

•

An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of Barclays customers would be unable to meet their obligations.

•	A market downturn or worsening of the economy could cause the Group to incur mark to market losses in its trading portfolios.

•

A market downturn could reduce the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management; and

•

A market downturn would be likely to lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions and interest.

Credit risk

Credit risk is the risk of suffering financial loss, should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. Credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of the Group’s investment in that entity’s financial instruments to fall. The credit risk that the Group faces arises mainly from commercial and consumer loans and advances, including credit card lending.

Furthermore, credit risk is manifested as country risk where difficulties may arise; in the country in which the exposure is domiciled thus impeding or reducing the value of the asset; or where the counterparty may be the country itself.

Settlement risk is another form of credit risk and is the possibility that the Group may pay a counterparty – for example, a bank in a foreign exchange transaction – but fail to receive the corresponding settlement in return.

Market risk

The most significant market risks the Group faces are interest rate, credit spread, foreign exchange, commodity price and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending income and borrowing costs. Changes in currency rates, particularly in the Sterling-US Dollar, Sterling-Euro and Sterling-Rand exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios and in the amount of revenues generated from assets under management. The Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance, business operations and the value of assets held in the Group’s pension and long-term assurance funds.

Capital risk

Capital risk is the risk that the Group has insufficient capital resources to:

•

Meet minimum regulatory capital requirements in the UK and in other markets such as the US and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources.

•

Support its strong credit rating. In addition to capital resources, the Group’s rating is supported by a diverse portfolio of activities, an increasingly international presence, consistent profit performance, prudent risk management and a focus on value creation. A weaker credit rating would increase the Group’s cost of funds; and

•	Support its growth and strategic options.

The Group’s capital management activities seek to maximise shareholder value by optimising the level and mix of its capital resources. Capital risk is mitigated by:

•	ensuring access to a broad range of investor markets;

•	management of the Group’s demand for capital; and

•	management of the exposure to foreign currency exchange rate movements.

Liquidity risk

This is the risk that the Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend.

The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Operational risks

The Group’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and conduct of business rules, equipment failures, natural disasters or the failure of external systems (see page 86 for a detailed list). Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Insurance risk

Insurance risk is the risk that the Group will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

Legal risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

•	the Group’s business may not be conducted in accordance with applicable laws around the world;

•	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

•	the intellectual property of the Group (such as its trade names) may not be adequately protected; and

•	the Group may be liable for damages to third parties harmed by the conduct of its business.

The Group faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss.

60	Barclays PLC Annual Report 2006

Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if the Group is successful. Although the Group has processes and controls to manage legal risks, failure to manage these risks could impact the Group adversely, both financially and by reputation.

Tax risk

The Group is subject to the tax laws in all countries in which it operates. A number of double taxation agreements entered between countries also impact on the taxation of the Group. The Group is also subject to European Community tax law.

Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

Effect of governmental policy and regulation

The Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, the European Union (EU), the US, South Africa and elsewhere.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings.

In the EU as a whole, these regulatory actions included an inquiry into retail banking in all of the then 25 Member States by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally and the Group has fully co-operated with the inquiry. On 31st January 2007 the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of the Group and on its retail banking activities in the EU countries in which it operates.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry on 7th February 2007. This inquiry could last for up to two years. Also in October 2006, the Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to Small and Medium Enterprises (SMEs). The Group is cooperating fully with that review.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. On 9th February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards on 5th April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards from 1st August 2006.

On 7th September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The OFT expects this work to take up to six months, at which stage the OFT will consider whether a further detailed investigation into unauthorised overdraft fees is needed.

On 26th January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. Barclays will charge the fee applicable at the time the customer took out the mortgage, which is one of the options recommended by the FSA.

Other areas where changes could have an impact include:

•	the monetary, interest rate and other policies of central banks and regulatory authorities;

•	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;

•	general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework (page 55);

•	changes in competition and pricing environments;

•	further developments in the financial reporting environment;

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for the Group’s products and services.

Impact of strategic decisions taken by the Group

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not deliver as anticipated, the Group’s earnings could grow more slowly or decline.

Competition

The global financial services markets in which the Group operates are highly competitive. Innovative competition for corporate, institutional and retail clients and customers comes both from incumbent players and a steady stream of new market entrants. The landscape is expected to remain highly competitive in all areas, which could adversely affect the Group’s profitability if the Group fails to retain and attract clients and customers.

Impact of external factors on the Group and peer group

The Group’s primary performance goal is to achieve top quartile Total Shareholder Return performance for 2004 to 2007 (inclusive) against a group of peer financial institutions. This goal assumes that external factors will impact all peer group entities similarly. The Group’s ability

Barclays PLC Annual Report 2006	61

Risk factors

to achieve the goal will be significantly impacted if the Group is disproportionately impacted by negative external factors. Even if the Group performs well, if others perform better or the market believes others have performed better, we may not achieve our goal.

Additionally some peers are listed on exchanges other than the London Stock Exchange and so may react to differing external factors. Barclays devotes considerable resources and expertise to managing the risks to which it is exposed. Our risk management is described in the following pages (pages 63 to 103). Please also refer to the cautionary statement concerning forward-looking statements on the inside of the front cover in conjunction with this section.

Regulatory compliance risk

Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

Supervision and regulation

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to rules and regulations, including reserve and reporting requirements and conduct of business requirements, imposed by the relevant central banks and regulatory authorities.

In the UK, the Financial Services Authority (FSA) is the independent body responsible for the regulation of deposit taking, life insurance, home mortgages, general insurance and investment business. The FSA was established by the Government and it exercises statutory powers under the Financial Services and Markets Act 2000.

Barclays Bank PLC is authorised by the FSA to carry on a range of regulated activities within the UK and is subject to consolidated supervision. In its role as supervisor, the FSA seeks to ensure the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers. The FSA’s continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

The FSA adopts a risk-based approach to supervision. The starting point for supervision of all financial institutions is a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy (see capital ratios on page 55), limits on large exposures to individual entities and groups of closely connected entities, and liquidity. Certain of these requirements derive from EU directives as described below.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business and certain types of claims are subject to maximum levels of compensation. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission and the Monetary Authority of Singapore); Africa (various regulatory authorities including the South African Reserve Bank and the Financial Services Board) and the United States of America (the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC) and the Securities and Exchange Commission).

In Europe, the UK regulatory agenda is considerably shaped and influenced by the directives emanating from the EU. A number of EU directives are currently being implemented, for example the Capital Requirements Directive, the Third Money Laundering Directive and the Markets in Financial Instruments Directive (‘MiFID’). These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays operations in Europe are authorised and regulated by a combination of both home (the FSA) and host regulators.

Barclays operations in South Africa, including Absa Group Limited, are supervised and regulated by the South African Reserve Bank (SARB) and the Financial Services Board (FSB). SARB oversees the banking industry and follows a risk-based approach to supervision whilst the FSB oversees the non-banking financial services industry and focuses on enhancing consumer protection and regulating market conduct.

In the United States, Barclays PLC, Barclays Bank PLC, and certain US subsidiaries and branches of the Bank are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays branch operations in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Global Investors, NA is a federally-chartered trust company subject to regulation and examination by OCC. Barclays Bank Delaware is subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary US federal regulator for the New York and Florida branch operations and also exercises regulatory authority over Barclays other US operations. The regulation of Barclays US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries.

In addition to the direct regulation of Barclays US banking offices, Barclays US operations subject Barclays to regulation by the FRB under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956 (BHC Act). Barclays PLC, Barclays Bank PLC and Barclays Group US Inc. are bank holding companies registered with the FRB as well as financial holding companies under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to banking organizations that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain the financial holding company status of each of Barclays PLC, Barclays Bank PLC and Barclays Group US Inc., Barclays Bank PLC is required to meet or exceed certain capital ratios and to be deemed to be “well managed”. Barclays Bank Delaware must also meet certain capital requirements, be deemed to be “well managed” and must have at least a “satisfactory” rating under the Community Reinvestment Act of 1977.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution.

Another recent focus of US governmental policy relating to the financial services sector generally has been on disclosure and sales practices relating to the sector’s subprime mortgage and other lending.

Barclays investment banking operations are subject to regulations that cover all aspects of the securities business, including:

–	Trade practices among broker-dealers

–	Capital structure

–	Record-keeping

–	The financing of customers’ purchases

–	Procedures for compliance with US securities law

Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the NASD. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees. The SEC staff has informed Barclays that it is considering recommending a civil enforcement action in federal court against Barclays for violations of the US federal securities laws in connection with trading activity between 2002 and 2003 by a proprietary trading desk at Barclays while desk personnel were serving on various bankruptcy committees. Barclays independently addressed the practices, policies and procedures at issue in 2003, prior to the commencement of the SEC investigation, and none of the employees engaged in such trading activity is currently employed by Barclays. Barclays has cooperated with the SEC staff during its investigation and is in ongoing negotiations with the staff to resolve the matter. Barclays does not expect that the amount of any settlement with the SEC would have a significant adverse effect on Barclays financial position or operating results.

Barclays subsidiaries in the US are also subject to regulation by applicable federal and state regulators of their activities in the asset management, investment advisory, mutual fund and mortgage lending businesses.

62	Barclays PLC Annual Report 2006

Risk management

Barclays PLC Annual Report 2006	63

Risk management

Introduction

Barclays approach to risk management

Risk management is a fundamental part of Barclays business activity and an essential component of its planning process. This is achieved by keeping risk management at the centre of the executive agenda and by building a culture in which risk management is embedded in the everyday management of the business. Barclays ensures that it has the functional capability to manage the risk in new and existing businesses, and that business plans are consistent with risk appetite.

Risk appetite is the level of risk that Barclays is willing to accept in fulfilling business objectives. To determine this acceptable level of risk, potential earnings volatility against financial objectives are considered first. As part of the planning process, management estimates the potential earnings volatility from different businesses under various scenarios. Barclays estimates the capacity to absorb unexpected losses in terms of the tolerable level of variance from financial targets, by considering the ability to support business growth, desired dividend payout levels and capital ratio targets. If the projections entail too high a level of risk, management will challenge each area to find new ways to rebalance the business mix to incur less risk on a diversified basis. Barclays believes that this enables it to improve risk and return characteristics across the business and help meet growth targets within an overall risk appetite.

Across Barclays, every business manager is accountable for managing risk in his or her business area; they must understand and control the key risks inherent in the business undertaken. Each business area also employs risk specialists to provide an independent control function and to support the development of a strong risk management environment. This functional approach to risk management is built on formal control processes that rely on individual responsibility and independent oversight, as well as challenge through peer reviews. Barclays continues to use and develop advanced analysis, with comprehensive reporting of risk positions against their key risk factors and against risk appetite. To support expanded risk taking, Barclays has continued to strengthen the independent and specialised risk teams in each of its businesses, supported by matching teams at Group level, acting in both a consultancy and oversight capacity. It has made the recruitment, development and retention of risk professionals a priority because it is believed that it is a prerequisite to business growth plans. Barclays also continues to make significant investment in the infrastructure to identify, measure and report risk positions.

Barclays remains committed to the objective of increasing shareholder value by developing and growing business that is consistent with risk appetite, and through building more effective risk management capabilities. Responsibility for risk management resides at all levels within the Group, from the Executive down through the organisation to each business manager and risk specialist. We are seeking an appropriate balance in our business, and continuing to build the risk management capabilities that will help us to deliver our growth plans in a controlled environment.

2006 developments

In broad terms, Risk Appetite increased by about 20% during 2006, in conjunction with increased and more diversified earnings and a continued strong capital base. Barclays will continue to deploy this expanded appetite across many businesses and risk types. During 2006 it expanded the range and level of credit risk it runs across geographies and products, and this will continue as part of its developing business plans. Traded market risk levels grew at a slower level than trading revenues; these and the other risk types are addressed below.

The risk environment in 2006 had very different characteristics across the risk types, with continued benign conditions in wholesale and corporate credit risk, a continued difficult environment in the UK unsecured retail credit sector, stable operational risk, and periods of moderate volatility in some areas of market risk. The UK unsecured retail credit market experienced a continuation of recent trends, arising from a high level of household debt and continued strain on the discretionary cash flow in some parts of the retail customer population. Higher interest rates, energy costs and some higher taxation have put strain on UK consumer portfolios, which has been exacerbated by increasing levels of personal bankruptcy and Individual Voluntary Arrangements. This deterioration in consumer credit quality, coupled with the changing social attitudes to bankruptcy and debt default in general, contributed to a higher impairment charge in our UK credit card and unsecured loan portfolios.

Notwithstanding the difficult conditions in the UK credit environment, Barclays experience shows that the actions taken in Barclaycard, including revised underwriting rules, tighter limit assignment and line management, and improved collections have had a positive effect. The quality of new accounts, as measured by average credit scores, has consistently improved since 2005, while in our UK cards and unsecured loan portfolios the flows into early stage and later cycle delinquency as well as arrears balances decreased in the second half of 2006.

Barclays has been alert to contagion from the retail sector influencing the Local Business portfolio and although increasing credit delinquency has been anticipated and experienced, management actions have been taken to mitigate the impact. Conditions in this area have been more directly affected by the conditions prevailing in the retail market, especially those sectors closer to the consumer. All of these businesses are dependent on the UK economy and it is expected that the outlook for economic growth in 2007 will be similar to that experienced in 2006.

Some important changes to the retail risk profile in 2006 were volume related. In the UK, the size of the card portfolio reduced as a result of the management actions in Barclaycard outlined above, while international activities in the USA, Europe and South Africa expanded.

Looking outside the UK, Barclaycard US has been growing its card portfolio and Absa also operated in a growing market in South Africa. The business model explicitly includes the benefits of risk diversification of new products with new clients and in new geographies. Risk diversification was therefore a significant factor in the decision to acquire a majority stake in Absa in 2005, which provided strong earnings in 2006 that are less correlated to the core UK business. The same is true for Barclaycard US and the other areas of international growth within existing businesses, such as Barclays Capital and BGI.

The credit environment in the larger corporate and wholesale sector continued to benefit from relatively stable conditions, although there was some evidence of slightly increasing corporate defaults. Overall global credit conditions, based on economic growth, low inflation and rising stock markets, have led to a very competitive market and credit spreads are still at very low levels in most markets. Borrower quality has remained good across the capital market corporate sector. There has been continued market demand for credit assets resulting from strong financial industry liquidity, which has been important in maintaining the strong corporate credit environment.

Investors in the leveraged finance market displayed a continued strong demand for assets in 2006. With so much liquidity in the market, transaction leverage multiples have risen, maturities have lengthened and amounts financed have increased. Barclays remained focused on the structure of such deals and it declines transactions that are beyond its appetite. It runs a distribution-led leveraged finance business in Barclays Capital and has a strong track record of selling down underwriting positions rather than holding larger positions in the credit portfolio, and it is alert to any slowdown in the distribution performance of the syndication markets. In the UK market for smaller transactions, it has also maintained caps on risk positions in this business during 2006.

64	Barclays PLC Annual Report 2006

Barclays is also focused on the UK commercial property lending market, where property yields in 2006 declined as financing costs have risen. As a result, there has been further constriction of the available cash flow margin to support higher valuations and increased debt levels. Barclays therefore has increased hold levels and while the business has expanded, none of the caps governing exposure in this sector has been increased.

Overall, the contrast in credit conditions in the retail and wholesale markets is reflected in the different trends of principal metrics. While Risk Tendency and Non-Performing Loan balances both rose in the retail sector, they fell or held steady in the wholesale portfolios.

The market risk environment in 2006 offered clients the opportunity to benefit from market movements in a controlled manner through their own risk management activities. Although Barclays Capital ran higher levels of market risk as measured by daily value at risk (DVaR), this was in line with Risk Appetite and the growth in trading revenues more than kept pace with rising DVaR. The two principal areas where the risk profile at Barclays Capital altered were commodities and interest rates. The commodities business saw an increase in client demand for structured products and risk management solutions, which led to a strong trading performance in Barclays Capital and an increase in risk positions arising from client business needs. In contrast, interest rate markets were quieter, leading to a smaller requirement from clients to hold such market risk positions on the books.

Market risks outside Barclays Capital, which mainly include interest rate exposures within the various banking books and some Treasury risks, remained very modest, consistent with the Group’s policy of hedging these positions to a material degree.

Barclays defined benefit pension risks are also closely monitored. The actuarial funding surplus of the UK pension scheme improved on the back of strong asset returns and contributions from Barclays. These factors, together with several market developments that led to adjustments in accounting assumptions, also drove a reduction in the IAS 19 deficit.

The challenges in operational risk management arise from the strong growth in the transaction volumes contained within the business plans and from the increasing internationalisation of operations. However, Barclays has been successful in reducing the level of operational risk through improving key end-to-end processes and increasing their resilience and capacity to sustain the increasing demands of higher business volumes.

Internet banking was an important focus of financial crime risk management in 2006, with increasing numbers of fraud attacks in the first quarter. These occurred through both attempted identity thefts (‘phishing’) and the placing of electronic devices in systems to extract personal data (‘trojans’). Such attempts are becoming more sophisticated in nature but Barclays was able to stem and then reverse the growth in net losses through the aggressive deployment of additional controls, supported by extra resources within fraud operations. The improved capacity for early detection of compromised accounts meant that a recrudescence of fraud attacks later in the year did not lead to any increase in losses.

In 2006 Barclays continued to strengthen its anti-money laundering activities, to enhance the Group’s financial sanctions screening capability and to implement more robust controls. These measures enable it to comply with the ever more complex demands of the international regulatory environment and to resist increasingly sophisticated criminal operations. As such, Barclays believes that it has further improved the management of financial crime risk globally, an integral part of protecting its reputation and brand.

Basel II

The implementation of the new Basel II regulatory requirements is the principal area of regulatory change ahead for the risk management area. The main purpose of this is to promote a more sophisticated capital assessment and risk management framework for the international banking industry.

In October 2006 Barclays formally applied to the FSA to adopt the advanced approaches for both Credit and Operational risk from 1st January 2008, and the FSA is expected to provide its decision by 30th June 2007. A positive consequence of the advanced approaches is closer alignment between internal economic capital and regulatory capital measures and processes, thus helping Barclays to manage its capital ratios more effectively over time.

The successful implementation of the Basel II requirements has required some data, model, and system changes in many of Barclays businesses. The investment it has made in this area is part of the business strategy to ensure that Barclays continues to be at the leading edge of risk management and, as such, it continues to believe that achieving advanced status is appropriate and realistic.

The Group commenced the parallel run process required to adopt Basel II at the end of 2006. During 2007, the results of the parallel run of the Group’s Basel II models will be an important consideration in the management of its capital resources. A further requirement of Basel II is enhanced market disclosure and to support this, Barclays is moving towards an improved reporting capability.

Barclays PLC Annual Report 2006	65

Risk management

Risk management and control – overview

Governance Structure at Group Level

In addition to the Committees shown in the chart, there is a Brand and Reputation Committee reviewing emerging issues with potentially significant reputational impact.

These Committees receive regular and comprehensive reports. The Board Risk Committee receives a quarterly report covering all of our principal risks. The Board Audit Committee receives quarterly reports on control issues of significance and half-yearly impairment allowances and regulatory reports. Both Committees also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both Committees are reported to the full Board, which also receives a concise quarterly risk report. Internal Audit supports both Committees by attendance and/or the provision of quarterly reports resulting from its work on governance, risk and control issues of significance. The Board

Audit Committee reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by external advisers is also carried out periodically.

Under Basel II, Barclays aims to achieve advanced status under credit and operational risks. Barclays considers that the investment required to attain this status is warranted by the internal risk management improvements that will follow, the reputational benefits and the potential for greater capital efficiency.

66	Barclays PLC Annual Report 2006

Risk management – overview

Risk responsibilities

The Board approves Risk Appetite and the Board Risk Committee monitors the Group’s risk profile against this appetite.

•	Business Heads are responsible for the identification and management of risk in their businesses.
•	The Risk Director, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control.
•

Each business has an embedded risk management team reporting to a Business Risk Director or Chief Credit Officer who reports to the Risk Director. The risk management teams assist Group Risk in the formulation of Group Risk policy and the implementation of it across the businesses.

•	Risk-Type Heads and their teams are responsible for establishing a risk control framework and risk oversight.
•

Business risk teams, each under the management of a Business Risk Director, are responsible for assisting Business Heads in the identification and management of their business risk profiles and for implementing appropriate controls.

•	Internal Audit is responsible for the independent review of risk management and the control environment.

Barclays PLC Annual Report 2006	67

Risk management

Risk management – overview

The internal control framework at Barclays is aligned with the internationally accepted standard Internal Control – Integrated Framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s principal risk categories (set out below) are the subject of Board approved risk control requirements.

Credit

Market

Capital

Liquidity

Operational risks and business risks, comprising:

– Financial Reporting, Taxation and Budgeting

– Brand Management

– Change

– Corporate Responsibility

– People

– Regulatory Compliance

– Financial Crime

– Strategic

– Technology

– Legal

– Operations

Detailed discussion of our risk management of credit, market, capital, liquidity, operational and business risks follows, starting with credit risk on page 72. In addition there is also discussion on insurance risk, disclosure about certain trading activities and derivatives.

Risk management

The pages that follow describe how Barclays conducts risk management, including the key risk concepts it uses and how it manages specific types of risk.

To ensure the Group maintains effective governance and control over its risk management processes, Group Risk sets policies and standards for each risk type. Group Risk breaks down the risk management process into five discrete steps: direct, assess, control, report and manage/challenge. It is Group Risk’s responsibility to ensure that each of the five steps is embedded across the Group for each risk type.

Responsibilities
Direct	• Understand the principal risks to achieving Group strategy.
• Establish Risk Appetite.
• Establish and communicate the risk management framework including responsibilities, authorities and key controls.
Assess	• Establish the process for identifying and analysing business-level risks.
• Agree and implement measurement and reporting standards and methodologies.
Control	• Establish key control processes and practices, including limit structures, impairment allowance criteria and reporting requirements.
• Monitor the operation of the controls and adherence to risk direction and limits.
• Provide early warning of control or appetite breaches.
• Ensure that risk management practices and conditions are appropriate for the business environment.
Report	• Interpret and report on risk exposures, concentrations and risk-taking outcomes.
• Interpret and report on sensitivities and Key Risk Indicators.
• Communicate with external parties.
Manage and Challenge	• Review and challenge all aspects of the Group’s risk profile.
• Assess new risk-return opportunities.
• Advise on optimising the Group’s risk profile.
• Review and challenge risk management practices.

Risk Appetite

Risk Appetite is the level of risk Barclays chooses to take to reach its strategic objectives, recognising a range of possible outcomes, as business plans are implemented. Barclays framework, approved by the Board Risk Committee, combines a top-down view of its capacity to take risk, with a bottom-up view of the business risk profile requested and recommended by each business area.

The objectives of the Risk Appetite framework are to:

•	help protect the Group’s performance;

•	improve management confidence and debate regarding our risk profile;

•	help executive management improve control and co-ordination of

•	risk-taking across businesses; and,

•	enable unused risk capacity to be identified and thus profitable opportunities to be highlighted.

68	Barclays PLC Annual Report 2006

The Risk Appetite framework considers credit, market and operational risk and is applied using two perspectives: ‘earnings volatility’ and ‘mandate and scale’.

Earnings Volatility: This is the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. It is established with reference to the strategic objectives and to the business plans of the Group, including the achievement of annual financial targets, payment of dividends, funding of capital growth and maintenance of acceptable capital ratios. The portfolio is analysed in this way at four representative levels:

•	expected performance (including the average credit losses based on measurements over many years);

•	a moderate stress level of loss that is likely to occur only infrequently and is meant to correspond to a macroeconomic cycle;

•	a severe stress which is much less likely;

•	an extreme but highly improbable level of stressed loss which is used to determine the Group’s economic capital.

These potentially larger but increasingly less likely levels of loss are illustrated in the following chart.

Risk Appetite concepts (diagram not to scale)

Mandate and scale: This second perspective is a risk management approach that seeks to formally review and control our business activities to ensure that they are within our mandate (i.e. aligned to the expectations of external stakeholders) and are of an appropriate scale (relative to the risk and reward of the underlying activities). This is achieved by using limits and triggers to avoid concentrations and operational risks which could lead to unexpected losses of a scale that would result in a disproportionate fall in Barclays market capitalisation.

Taken as a whole, the Risk Appetite framework provides a basis for the allocation of risk capacity to each business. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. The Risk Appetite framework is designed to be:

•	simple and practical to apply by measurement and monitoring of exposures;

•	geared to risk/return where capacity is directly related to opportunity;

•	based on a top-down capacity for earnings volatility;

•	based on bottom-up identification of risk factors in each business;

•	relevant, recognising the impact and likelihood of losses;

•	aggregated across businesses where appropriate.

Stress testing

The Risk Appetite numbers are validated by estimating the Group sensitivity to macroeconomic events using stress testing and scenario analysis. Changes in certain macroeconomic variables represent environmental stresses which may reveal systemic credit and market risk sensitivities in our retail and wholesale portfolios. The stresses considered include, for example, the following sensitivities:

•	Gross Domestic Product weaker;

•	employment weaker;

•	interest rates higher or lower;

•	interest rate curve shifts;

•	equity prices lower;

•	property prices weaker;

•	credit spreads wider;

•	country exposure stressed;

•	industry exposure stressed;

•	currency fluctuations.

More complex scenarios, such as recessions, can be represented by combinations of variables. These scenarios allow senior management to gain a better understanding of how portfolios are likely to react to changing economic and geopolitical conditions and how the Group can best react to them. The stress test simulates the balance sheet and profit and loss effects of stresses across the Group, investigating the impact on profits and the ability to maintain appropriate capital ratios. Insights gained are fully integrated into the senior management process and the Risk Appetite framework. This process of analysis and senior management oversight also provides the basis for fulfilling the stress testing requirements of Basel II advanced approach.

Barclays estimates the capital needed to survive an extreme but highly improbable level of stressed loss. The calculation is based on the historical volatility of losses. Capitalisation occurs to a level sufficient to provide a high level of confidence in the Group, consistent with the Group’s AA rating.

The Group macroeconomic stress test is only one of a number of stress test analyses that are performed as part of the wider risk management process. Specific stress test analysis is used across all risk types to gain a better understanding of the risk profile and the potential effects of changes in external factors. These stress tests are performed at a number of different levels, from analysis covering specific stresses on individual sub-portfolios (e.g. high value mortgages in the South East of England), to portfolio level stresses (e.g. the overall commodities portfolio) to Group-wide stresses for particular asset types (e.g. wholesale credit risk stress tests).

Capital management

Barclays considers both regulatory (see page 85) and economic capital (see page 70) as part of its capital management. In respect of economic capital, Group Risk owns the methodology and policy whilst the businesses are responsible for the calculation.

Barclays PLC Annual Report 2006	69

Risk management

Risk management – overview

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework has been enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group’s estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders’ equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process.

Economic capital supply

The capital resources to support economic capital comprise adjusted shareholders’ equity including Preference Shares but excluding other minority interests. Preference Shares have been issued to optimise the long-term capital base of the Group.

The capital resources to support economic capital are impacted by a number of factors arising from the application of IFRSs and are modified in calculating available funds for economic capital. This applies specifically to:

•

Cash flow hedging reserve – to the extent that the Group undertakes the hedging of future cash flows, shareholders’ equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders’ equity when calculating economic capital.

•

Available for sale reserve – unrealised gains and losses on such securities are included in shareholders’ equity until disposal or impairment. Such gains and losses are excluded from shareholders’ equity for the purposes of calculating economic capital.

•

Retirement benefits liability – the Group has recorded a deficit with a consequent reduction in shareholders’ equity. This represents a non-cash reduction in shareholders’ equity. For the purposes of calculating economic capital, the Group does not deduct the pension deficit from shareholders’ equity.

70	Barclays PLC Annual Report 2006

Intentionally Left Blank

Barclays PLC Annual Report 2006	71

Risk management

Credit risk management

Credit risk management

Credit risk

Credit risk is the risk of suffering financial loss, should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. Credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of the Group’s investment in that entity’s financial instruments to fall. The credit risk that the Group faces arises mainly from commercial and consumer loans and advances, including credit card lending.

The granting of credit is one of the Group’s major sources of income and as its most significant risk, the Group dedicates considerable resources to controlling it. The importance of credit risk is illustrated by noting that nearly two-thirds of risk-based economic capital is allocated to credit risk. Credit exposures arise principally in loans and advances.

In managing credit risk, the Group applies the five-step risk management process and internal control framework described previously (page 68). The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Risk Director.

These credit risk management teams assist Group Risk in the formulation of Group Risk policy and the implementation of it across the businesses. Examples include:

•	maximum exposure guidelines are in place relating to the exposures to any individual customer or counterparty;

•	country risk policy specifies risk appetite by country and avoids excessive concentration of credit risk in individual countries;

•	policies are in place that limit lending to certain industrial sectors (commercial real estate being one example).

Within Group Risk, the Credit Risk function, led by the Credit Risk Director, provides Group-wide direction of credit risk-taking. This functional team manages the resolution of all significant credit policy issues and runs the Credit Committee, which approves major credit decisions.

The principal Committees that review credit risk management, formulate overall Group credit policy and resolve all significant credit policy issues are the Group Wholesale Credit Risk Management Committee, the Group Retail Credit Risk Management Committee, the Risk Oversight Committee and the Board Risk Committee (see page 66 for more details of this Committee). The Board Audit Committee also reviews the impairment allowance as part of financial reporting.

Credit risk measurement

Barclays uses statistical modelling techniques throughout its business in its credit rating systems. These systems assist the Bank in frontline credit decisions on new commitments and in managing the portfolio of existing exposures. They enable the application of consistent risk measurement across all credit exposures, retail and wholesale. The key building blocks in the measurement system, which are described below, are the probability of customer default (expressed through an internal risk rating), exposure in the event of default, and severity of loss-given-default. Using these, Barclays builds the analysis that leads to its decision support systems in the Risk Appetite context described previously. However, it should be noted that credit risk measurement, particularly Risk Tendency, can be contrasted with impairment allowances required under accounting standards, which are based on losses known to have been incurred at the balance sheet date and not on expected loss.

Probability of customer default – commonly known as Probability of Default (PD): Internal risk ratings

Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. There are two different categories of default rating used. The first reflects the statistical probability of a customer in a rating class defaulting within the next
12-month period, and is referred to as a point in time rating (PIT). The second also reflects the statistical probability of a customer in a rating class defaulting, but the period of assessment is different, in this case the period is defined as 12 months of average credit conditions for the customer type. This type of rating therefore provides a measure of risk that is independent of the current credit conditions for a particular customer type, is much more stable over time than a PIT rating and is referred to as a through the cycle rating (TTC).

Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from a rating model.

In 2005, Barclays improved upon the granularity of its earlier 12-grade internal credit rating scale for wholesale credit. This was achieved by increasing the number of ratings across the same range to 21. The 12-grade rating scale has historically been mapped to long-term agency ratings. The new 21 default grades represent Barclays best estimate of the level of credit risk for each counterparty based on current economic conditions, and as a result a static link to long-term rating agency ratings is no longer used.

Exposure in the event of default – commonly known as Exposure at Default (EAD)

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

For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value should counterparties fail to perform their obligations.

Severity of loss given default – commonly known as Loss Given Default (LGD)

When a customer defaults, some part of the amount outstanding on its loans is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process combine to a figure called the LGD. The severity of the LGD is measured as a percentage of the EAD.

Using historical information, the Group can estimate how much is likely to be lost, on average, for various types of loans. To illustrate, LGD is lower for residential mortgages than for unsecured loans because of the property pledged as collateral.

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

Expected Loss: Risk Tendency

The three components described above – the probability of default, exposure at default and loss given default – are building blocks used in a variety of applications that measure credit risk across the entire portfolio. One of these applications is a measurement of expected loss that we use at Barclays, that we call Risk Tendency (RT).

72	Barclays PLC Annual Report 2006

RT is a statistical estimate of the average loss for the loan portfolio for a 12-month period, taking into account the portfolio’s size and risk characteristics under current credit conditions. It is a PIT measure and therefore requires a point in time PD (PDPIT) as an input. RT provides insight into the credit quality of the portfolio and assists management in tracking risk changes as the Group’s stock of credit exposures evolves in size or risk profile in the course of business.

RT is calculated for both corporate and retail loans as follows:

RT = PDPIT x EAD x LGD.

The RT of each individual loan is aggregated to produce the RT of the various sub-portfolios in the Group and ultimately for the whole Group. At this aggregate level, RT is a statistical estimate of the average loss over a 12-month period that is inherent in the Group’s credit exposures.

Many models are used in the estimation of the components of RT in each of the Group’s businesses. The majority of the models are internally developed using Barclays own historical data and other external information. In some cases we use externally developed models and rating tools. The appropriateness of these external models for use within Barclays is validated as part of the model approval process. It is also a Barclays policy that all existing models are validated annually to ensure their applicability to the current portfolios and credit conditions.

To interpret RT, the following should be considered:

•

RT is calculated using probabilities of default that are relevant to the current credit conditions for each customer. These figures are therefore a point-in-time estimate based on current economic and credit conditions.

•

RT is calculated for different purposes and through different methods to impairment allowances, so RT cannot be used as a forecast of the total allowances for impairment. It is rather a statistical estimate that reflects changes in the size and quality of the loan portfolio. RT does not equate to the Group’s budget or internal forecast of impairment allowance in the coming year.

•	The principal reasons for the difference between impairment and RT are:

–	RT is a forecast estimate of the average loss associated with the current performing portfolio over a 12-month period, impairment is the accounting value of incurred loss realised on the whole portfolio.

–	RT covers only the loans at the date of estimation and does not make allowance for subsequent growth or change in the composition of the loan book which can affect impairment.

–	RT is a statistical estimate of losses arising only in the current performing loan portfolio and therefore it is not calculated for non-performing loans in the wholesale portfolio or for retail loans in arrears.

–	Impairment can include significant additional charges, write-backs and recoveries arising during the year from impaired loans. These items can materially affect the impairment allowance charge, but are not included in RT.

–	The actual credit impairment charge arising from new defaults in any one year, from loans that are performing at the start of the year, vary significantly around the RT value. This can be due to changes during the year in the economic environment or in the business conditions in specific sectors or countries and from unpredictable or unexpected external events. This applies especially in wholesale portfolios where the default of a small number of large exposures will significantly increase the period’s impairment allowance but will not have been included in the RT figure. For retail portfolios, consisting of a very large number of small exposures, the variation in the rate of change in new impairment compared to the RT figure is usually much smaller than for wholesale portfolios.

RT increased £415m to £2,260m (2005: £1,845m).

UK Retail Banking RT increased £45m to £225m (2005: £180m) reflecting a methodology enhancement to better reflect expected loss rates in the Local Business portfolio.

The increase in Barclaycard RT was £310m, the total rising to £1,410m (2005: £1,100m). This reflected the deterioration in credit conditions in the UK credit card and unsecured loan market as well as loan balance growth.

International Retail and Commercial Banking – Absa RT increased £45m, reflecting balance sheet growth, a normalisation of credit conditions in South Africa and by an asset transfer from Absa Capital.

RT in Barclays Capital fell £15m mainly as a result of assets which were transferred to International Retail and Commercial Banking – Absa from Absa Capital.

Risk Tendency by business £m

Notes

(a)	Of the reduction to Barclays Capital RT, £10m is as a consequence of a transfer of certain assets from Absa Capital to International Retail and Commercial Banking in the second half of 2006. The 2006 Risk Tendency in International Retail and Commercial Banking – Absa has increased by an equivalent amount.

(b)	Head office functions and other operations comprises discontinued businesses in transition.

Barclays PLC Annual Report 2006	73

Risk management

Credit risk management

Credit risk mitigation

The Group uses a wide variety of techniques to reduce credit risk on its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. In addition, the Group commonly obtains security for the funds advanced, such as in the case of a retail or commercial mortgage, a reverse repurchase agreement, or a commercial loan with a floating charge over book debts and inventories. The Group also uses various forms of specialised legal agreements to reduce risk, including netting agreements which permit it to offset positive and negative balances with customers in certain circumstances to minimise the exposure at default, financial guarantees, and the use of covenants in commercial lending agreements. Other techniques include the use of credit derivatives and other forms of credit protection.

Barclays manages the diversification of its portfolio to avoid unwanted credit risk concentrations. This takes several dimensions. Maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to highly rated borrowers than to lower rated borrowers.

They also distinguish between types of counterparty, for example, between sovereign governments, banks and corporations. Excesses are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee.

Similarly, country risk policy specifies Risk Appetite by country and avoids excessive concentrations of credits in individual countries.

Finally, there are policies that limit lending to certain industries, for example, commercial real estate.

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures – action is taken to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, clients or counterparties if appropriate), the use of credit derivatives and, sometimes, the sale of the loan assets. Credit derivatives are traded for profit and are used for managing credit exposures. Details of these activities may be found in the statistical section (page 97) and Note 52 to the accounts.

Country risk

Country grades

Country risk grades are assigned to all countries where the Group has, or is likely to have, exposure and are reviewed every quarter to ensure they remain appropriate. Country grades, which are derived from long-term sovereign foreign currency ratings, range from 1 (lowest probability of default) to 21 (highest probability of default). A ceiling is applied where a country is graded 12 or worse so that the counterparty cannot be graded better than the country, unless some form of protection is available in the event of a cross-border event, such as a significant portion of a counterparty’s assets or income being held or generated in hard currency.

Country risk appetite

To manage exposure to country risk the Group uses two country limits: the Prudential Guideline and the Country Guideline. The Prudential Guideline is identified through the strict mapping of a country grade to derive a model-driven acceptable level of loss given default. The Country Guideline for all graded countries is set by the Group Credit Committee (GCC) based on the Prudential Guideline and the internal appetite for country risk. The Country Guideline may therefore be above or below the Prudential Guideline.

Measuring country risk

Country risk is managed through the application of Country Loss Given Default (CLGD). All cross-border or domestic foreign currency transactions incur CLGD from the Country Guideline agreed at GCC. The level of CLGD incurred by a counterparty transaction will largely depend on three main factors: the country severity, the product severity and counterparty grade.

CLGD is incurred in the country of direct risk, defined as where the majority of operating assets are held. This may be different to the country of incorporation. However, where transactions are secured with collateral, the country risk can be transferred from the country of the borrower to the country of the collateral provider. This is only permitted where the collateral definitely covers the borrowing and is not expected to decrease over time.

Country executives

Country Managers are in place for all countries where the Group has exposure and they, under the direction of GCC, have responsibility for allocating country risk to individual transactions. The total allocation of country limits is monitored on a daily basis by Group Credit Risk, as headed by the Group Credit Risk Director. Discretions exist to increase the Country Guideline above the level agreed by GCC where the Country Guideline is below the Prudential Guideline. All requests to increase the Country Guideline in line with individual discretions must be submitted to and applied centrally through Group Credit Risk.

Credit concentration

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Risk Oversight Committee has delegated responsibility for management of retail exposure, which comprises personal lending (including small businesses), mortgages and credit cards, to the Group Retail Credit Risk Management Committee (RCRMC) and wholesale exposure, which comprises lending to businesses, banks and other financial institutions to the Group Wholesale Credit Risk Management Committee (WCRMC). The RCRMC, considers, among others metrics, the ratio of loan to value for home loans and the exposure by the Barclays Retail Grade (BRG) of the customer, whilst the WCRMC monitors exposure by country and by industry sector and individual large exposures and exposures to sub-investment grade countries.

A further protection against undesirable concentration of risk is the mandate and scale framework described on page 69. Mandate and scale limits, which can also be set at Group level to reflect overall risk appetite, can relate either to the stock of current exposures in the relevant portfolio or to the flow of new exposures into that portfolio. Typical limits include the caps on UK commercial investment property lending, the proportion of lending with maturity in excess of seven years and the proportion of new mortgage business that is buy-to-let.

The concentrations of credit exposure described in the next section (Risk management: loans and advances to customers) and in the statistical sections are not proportionally related to credit loss. Some segments of the Group’s portfolio have and are expected to have proportionally higher credit charges in relation to the exposure than others. Moreover, the volatility of credit loss is different in different parts of the portfolio. Thus comparatively large credit impairment charges could arise in parts of the portfolio not mentioned below.

74	Barclays PLC Annual Report 2006

Risk management

Loans and advances to customers

Loans and advances to customers

Geographical analysis of loans and advances to customers %

(See also Table 5 on page 92.)

Geographical analysis and country risk

Loans and advances to customers amounted to £286bn (2005: £272bn, 2004: £207bn).

The geographical analysis presented is based on the location of customers. (See also Table 5 on page 92.)

Barclays exposure limits to sub-investment grade countries are shown in the chart below (largest 15 exposure limits).

Credit exposure limits to sub-investment grade countries £m

The country exposures shown are the sum of customer limits and unused but available product limits. Both domestic and cross-border exposures are included.

Note

(a)	From 30th January 2007, India has been regarded as investment grade.

Risk profile of customer loans and advances

The chart below shows Barclays wholesale loan profile by existing risk grade (see page 72 for a description of the rating system). It is important to note that Barclays prices loans for risk. Thus higher risk loans will usually have higher interest rates or fees or both. A portfolio of higher risk loans may therefore be as profitable as, or more profitable than, a portfolio of lower risk loans.

Loans and advances, balances and limits to wholesale customers by internal risk rating %

Barclays PLC Annual Report 2006	75

Risk management

Loans and advances to customers

Industry analysis

An industry analysis of customer loans is shown in the chart below. These classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. (See also Table 6 on page 93.)

Loans and advances to customers by Industry – (% of total)

Excluding financial services, the chart shows that Barclays largest sectoral exposures are to home loans, other personal and business and other services. These categories are generally comprised of small loans, have low volatility of credit risk outcomes, and are intrinsically highly diversified.

Just over two-thirds of the Group’s home loans exposure is to customers in the UK. The loan-to-value ratios (LTV) on the Group’s UK home loan portfolio are indicated in the next chart.

Analysis of loan-to-value ratios of mortgages in the UK home loan portfolio

The valuations in the chart are those which applied at the last credit decision on each loan, i.e. when the customer last requested an increase in the limit or, if there has been no increase, at inception of the loan and shows that the business flows (new business versus loans redeemed) has not materially changed the risk profile of the portfolio.

The impact of house price inflation will result in a reduction in LTV ratios within the mortgage book on a current valuation basis. On this basis, LTV on the mortgage book averaged 34% at the end of 2006 (2005: 35%). This ratio is a point in time analysis of the stock with LTV updated to current house prices by reference to an external price index and as a result may be influenced by external market conditions as well as changes in the stock of loans.

Maturity analysis

The analysis by contractual maturity, shown in the chart below, indicates that more than a third of loans to customers have a maturity of more than five years, the majority of which are mortgages.

Maturity analysis of loans and advances to customers %

(See also Table 12 on page 96.)

76	Barclays PLC Annual Report 2006

Risk management

Other credit risks

Other credit risks

In addition to drawn loans and advances, Barclays is exposed to other credit risks. These exposures comprise loan commitments, contingent liabilities, debt securities and other exposures arising in the course of trading activities. The risks are managed in a similar way to those in loans and advances, and are subject to the same or similar approval and governance processes.

The nature of the credit risks among these exposures differ considerably.

•	Loan commitments may become funded loans and the risks are thus similar to loans.

•	Contingent liabilities (guarantees, assets pledged as security, acceptances and endorsements) historically experience low loss rates.

•

Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than credit charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Further details of these exposures are shown in the tables below and Note 39 to the accounts. The most notable other credit risks are to guarantees and irrevocable loan commitments, to settlement risk and to debt securities.

Guarantees and irrevocable loan commitments

The Group is exposed to loss through the financial guarantees it issues to clients and commitments to provide loan finance which cannot be withdrawn once entered in to. The credit risks associated with such contracts are managed in a similar way to loans and advances, and form part of the exposure at default measure.

Settlement risk

Barclays is exposed to settlement risk in its dealings with other financial institutions. These risks arise, for example, in foreign exchange transactions when Barclays pays away its side of the transaction to another bank or other counterparty before receiving payment from the other side. The risk is that the counterparty may not meet its obligation.

While these exposures are of short duration, they can be large. In recent years settlement risk has been reduced by several industry initiatives that have enabled simultaneous and final settlement of transactions to be made (such as payment-versus-payment through Continuous Linked Settlement and delivery-versus-payment).

Barclays has worked with its peers in the development of these arrangements. Increasingly the majority of high value transactions are settled by such mechanisms. Where these mechanisms are not available, the risk is addressed by dealing predominantly with highly rated counterparties, holding collateral and limiting the size of the exposures according to the rating of the counterparty, with smaller exposures to those of higher risk.

Debt securities

Managing the risks associated with debt securities differs in two important respects from the process for loans. Firstly, a market price is generally available for a bond or other debt security, which gives a good indicator of creditworthiness. The financial position of the issuer still needs to be assessed and monitored, just as with the borrower of a loan. Moreover, care needs to be taken when using market price as a proxy for credit risk. To give a simple example, if a bond pays a coupon lower than equivalent market yields, it will tend to trade at below par (say 98 rather than 100) so as to realign the yield to market levels. In this case, the market is not expecting a credit loss of 2% of the face value of the bond.

A second key difference is that many debt securities are rated by independent rating agencies, giving a further indicator of credit quality. However, even with continuous monitoring by the rating agencies, there is often a lag between a credit event and rerating. So, while useful, external ratings can only inform and are not a substitute for the credit assessment undertaken for each exposure by Barclays, using its own grading system (see page 74).

Other commercial commitments

	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m

Acceptances and endorsements	281	6	–	–	287
Guarantees and letters of credit pledged as collateral security	23,130	1,966	4,048	2,108	31,252
Other contingent liabilities	5,364	1,016	498	1,002	7,880
Documentary credits and other short-term trade related transactions	393	21	–	–	414
Forward asset purchases and forward deposits placed	304	–	–	56	360
Standby facilities, credit lines and other	146,996	17,998	27,529	12,207	204,730

Contractual obligations

	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m

Long-term debt	84,802	10,644	4,709	19,346	119,501
Operating lease obligations	344	659	491	2,057	3,551
Purchase obligations	183	186	313	5	687

Total	85,329	11,489	5,513	21,408	123,739

The long-term debt does not include undated loan capital of £5,442m.

Further information on the contractual maturity of the Group’s assets and liabilities is given in Note 56.

Barclays PLC Annual Report 2006	77

Risk management

Potential credit risk loans

Potential credit risk loans

Non-performing loans and potential problem loans

Potential Credit Risk Loans (PCRLs) comprise Non-Performing Loans (NPLs) and potential problem loans (PPLs). NPLs are loans where the customers have failed to meet their repayment commitments, either in part or in whole. PPLs are loans where payment of principal and interest is up-to-date and the loans are therefore fully performing, but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

The amounts are shown before deduction of the value of security held, impairment allowances (from 2005 onwards) and provisions or interest suspense (2004 and earlier), all of which might reduce the impact of an eventual loss, should it occur.

The US Securities and Exchange Commission (SEC) requires loans to be classified, where applicable, as non-accrual, accruing past due 90 days or more, ‘troubled debt restructurings’ and potential problem loans. Whilst the Group’s risk procedures do not include the classification of loans along these lines, historically balances have been reported based on the SEC categories but with additional categories reported to reflect the particular circumstances pertaining to the UK market. With effect from 1st January 2005, the application of IAS 39 required interest to be recognised on the remaining balance of an impaired financial asset (or a group of financial assets) at the effective interest rate for that asset. As a result, interest is credited to the income statement in relation to impaired loans, therefore these loans technically are not classified as ‘non-accrual’ but are, nonetheless, non-performing. In order to reflect this treatment under IAS 39, in 2005 the Group replaced the ‘non-accrual’ category with one termed ‘Impaired loans’. Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This category may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

Since 31st December 2005, NPL balances fell by £122m (2%) to £5,088m. In the retail portfolios, NPLs increased by £179m (5%), primarily in the UK unsecured cards and loans portfolios, while those in the wholesale portfolios (including transition balances) decreased by £301m (18%) reflecting the divergent credit environments.

PPL balances decreased by £168m (18%) during 2006 to £761m. This was primarily as a result of a fall in wholesale portfolios which decreased by £202m to £404m reflecting the favourable credit environment.

As a result, overall PCRL balances fell by £288m (5%) to £5,850m, in line with the 3% fall in impairment stocks (see page 81.).

As a result, NPL and PCRL balances as a percentage of impairment stock (coverage ratios) remained broadly stable (see page 79.).

NPL and PPL balances by location

(See also Table 17 on page 98 and Table 18 on page 99.)

NPLs and PPLs as a percentage of Loans and Advances

Notes

(a)	In 2002-2003, non-performing loans and potential problem loans were disclosed, based on the location of the booking office. In 2004-2006 they were disclosed by location of customers.

(b)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

78	Barclays PLC Annual Report 2006

Risk management

Allowances for impairment

Allowances for impairment

Barclays establishes, through charges against profit, an impairment allowance for the incurred loss inherent in the lending book.

Under IFRSs, impairment allowances are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the carrying amount is less than the discounted cash flows, then no further allowance is necessary.

Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

In terms of individual assessment, the trigger point for impairment is formal classification of an account as exhibiting serious financial problems and where any further deterioration is likely to lead to failure. Two key inputs to the cash flow calculation are the valuation of all security and collateral and the timing of all asset realisations, after allowing for all attendant costs. This method applies in the corporate portfolios – Business Banking, Barclays Capital and certain areas within International Retail and Commercial Banking and Barclaycard.

For collective assessment, the trigger point for impairment is the missing of a contractual payment. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default are derived from statistical probabilities based on experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies to parts of Global Retail and Commercial Banking – International, Barclaycard and UK Banking and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

Unidentified impairment allowances, albeit significantly lower in amount than those reported above, are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported.

The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis. This methodology ensures that the Group only captures the loss incurred at the balance sheet date.

These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement.

Where appropriate, the accuracy of this analysis is periodically assessed against actual losses.

Impairment allowances/provisions stock coverage of non-performing loans and potential credit risk loans

Impairment/provisions coverage of NPLs %

(See also Table 31 on page 103.)

Impairment/provisions coverage of PCRLs %

(See also Table 32 on page 103.)

Including Absa, the NPL coverage ratio decreased to 65.6% (2005: 66.2%) whilst the PCRL coverage ratio increased to 57.0% (2005: 56.2%) at the end of 2006.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays PLC Annual Report 2006	79

Risk management

Allowances for impairment

Writing-off of assets

After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-off will occur, when, and to the extent that, the whole or part of a debt is considered irrecoverable.

The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. In any event, the position of impaired loans is reviewed at least quarterly to ensure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations.

Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement.

Total write-offs of impaired financial assets increased to £2,174m (2005: £1,587m).

Treatment of interest on impaired loans

IFRSs require that interest on impaired loans be recognised on the net asset value (gross asset value less impairment allowance) at the rate used to discount the expected cash flows (i.e. the original effective interest rate).

Impairment charges for bad and doubtful debts

	2006 £m	2005 £m	2004(a) £m
UK Banking	461	327	188
Barclaycard	1,493	1,098	761
International Retail and
Commercial Banking	167	32	31
Barclays Capital	42	111	106
Barclays Global Investors	–	–	–
Barclays Wealth	2	2	(1)
Head office and other operations	(11)	1	8
Total impairment charges	2,154	1,571	1,093

Total impairment charges increased 37% (£583m) to £2,154m (2005: £1,571m).

The chart below shows impairment charges over the last five years.

Impairment/provisions charges over five years £m

(See also Table 20 on page 99.)

Impairment charges on loans and advances and other credit provisions increased 32% (£501m) to £2,068m (2005: £1,567m). Excluding Absa, the increase was 26% (£395m) and largely reflected the continued challenging credit environment in UK unsecured retail lending through 2006. The wholesale and corporate sectors remained stable with a low level of defaults.

The Group impairment charges on loans and advances and other credit provisions as a percentage of year-end total loans and advances of £316,561m (2005: £303,451m) increased to 0.65% (2005: 0.52%).

Retail impairment charges on loans and advances and other credit provisions increased to £1,809m (2005: £1,254m), including £99m (2005(b): £10m) in respect of Absa. Retail impairment charges on loans and advances amounted to 1.30% (2005(c): 0.93%) as a percentage of year-end total loans and advances of £139,350m (2005(c): £134,420m), including balances in Absa of £20,090m (2005: £20,836m).

In the UK unsecured retail businesses, household discretionary cash flows remained under pressure leading to deterioration in consumer credit quality. High debt levels and changing social attitudes to bankruptcy and debt default contributed to increased impairment charges. In UK cards and unsecured consumer lending, the flows of new delinquencies and the levels of arrears balances declined in the second half of 2006, reflecting more selective customer recruitment limit management and improved collections.

In UK Home Finance, delinquencies were flat and amounts charged-off remained low. The weaker external environment led to increased credit delinquency in Local Business, where there were both higher balances on caution status and higher flows into delinquency, which both stabilised towards the year end.

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions decreased to £259m (2005: £313m), including £27m (2005(b): £10m) in respect of Absa. The fall was due mainly to recoveries in Barclays Capital as a result of the benign wholesale credit environment. This was partially offset by an increase in UK Business Banking, reflecting higher charges in Medium Business and growth in lending balances.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	For 2005, this reflects the period from 27th July until 31st December 2005.

(c)	Prior year analysis of loans and advances between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in current year.

80	Barclays PLC Annual Report 2006

The wholesale and corporate impairment charge was 0.15% (2005: 0.19%) as a percentage of year-end total loans and advances of £177,211m (2005(a): £169,031m), including balances in Absa of £9,299m (2005: £9,731m).

In Absa, impairment charges increased to £126m (2005(b): £20m) reflecting a full year of business and normalisation of credit conditions in South Africa following a period of low interest rates.

The total impairment charges and other credit provisions in Barclays Capital included losses of £83m (2005: £nil) on an ‘available for sale’ portfolio where an intention to sell caused the losses to be viewed as other than temporary in nature.

Movements in allowances for impairment on loans and advances £m

Total impairment allowances at the end of 2006 decreased by 3% (£115m) to £3,335m from the previous year (2005: £3,450m).

An analysis of all movements in the impairment balance is shown in the above chart.

Notes

(a)	Prior year analysis of loans and advances between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in current year.

(b)	For 2005, this reflects the period from 27th July until 31st December 2005.

(c)	Represents the increase in the allowance for the period following the Group’s assessment of the recoverability of its loans and receivables, in accordance with IAS 39.

(d)	Represents net of allowances brought in from new subsidiaries acquired and allowances released following disposal of assets in the year.

(e)	Represents recoveries of amounts previously written off.

(f)	Includes unwind of discount and other adjustments.

(g)	Balances are written off when it is considered that there is no possibility of making further recoveries.

Barclays PLC Annual Report 2006	81

Risk management

Market risk management

Market risk management

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

The main market risks arise from trading activities. Barclays is also exposed to non-trading market risks relating to asset and liability management and to the Pension Fund.

Categorisation of market risk

To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

•	Trading market risk

These risks arise in trading transactions where Barclays acts as principal with clients or with the market. Barclays policy is that market risks arising from trading activities are concentrated in Barclays Capital.

•	Asset and liability risk

These risks arise from banking activities, including those incurred on non-trading positions such as customer assets and liabilities and capital balances.

•	Other market risks

Barclays also incurs market risks that are assessed under a slightly different framework. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk.

Market risk management and control responsibilities

The Board approves the market risk appetite for all types of market risk. The Market Risk Director is responsible for the market risk control framework and, under delegated authority from the Risk Director, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Risk Director, the Market Risk Director, the Finance Director and the appropriate Business Risk Directors.

The Head of each business, assisted by the business risk management team, is accountable for identifying, measuring and managing all market risks associated with its activities. Oversight and support is provided by the Market Risk Director, assisted by the central market risk team.

In Barclays Capital, the Head of Market Risk is responsible for implementing the market risk control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the six main risk factor categories, namely interest rate, inflation, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at Barclays Capital’s Traded Products Risk Review meeting. The attendees at this meeting include the senior managers from Barclays Capital and the central market risk team.

Outside Barclays Capital, Treasury manages treasury market risk and structural risk. Retail market risk, a consequence of the UK banking operations, is managed by the Retail Market Risk team. In the non-UK banking operations, market risk is managed mainly by local treasuries. The chart overleaf gives an overview of the business control structure.

82	Barclays PLC Annual Report 2006

Market risk measurement

The techniques used to measure and control market risk include:

•	Daily Value at Risk;

•	Stress Tests;

•	Annual Earnings at Risk;

•	Economic capital.

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

The effectiveness of the DVaR model is assessed principally by back-testing which counts the number of days when trading-related losses are bigger than the estimated DVaR figure. Back-testing results are shown on page 84. Outside Barclays Capital, Barclays uses a simplified approach to calculate DVaR.

Stress tests

Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing where stress movements are applied to each of the six main risk categories, namely interest rate, inflation, credit spread, commodity, equity and foreign exchange rate; emerging market stress testing where emerging market portfolios are subject to stress movements; and ad hoc stress testing, which includes applying stress scenarios to the trading risk book.

If the potential stress loss exceeds the trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital market risk and the respective Barclays Capital Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

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

AEaR is used to measure structural interest rate market risk and structural asset management risk (see the Other market risks section (page 84) for more details).

Economic capital

Economic capital methodologies calculate market risk sensitive capital allocations and are used to determine each business’s capital charge.

Trading market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes.

In anticipation of future customer demand, Barclays maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Barclays requirements. Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 90.

Analysis of trading market risk exposures

The table below shows the DVaR statistics for Barclays Capital’s trading activities (trading book and banking book).

Total DVaR as at 31st December 2006 was £41.9m (31st December 2005: £37.6m(c)). Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased by 16% to £37.1m (2005: £32.0m(a)). Interest rate risk fell while non-interest rate risks were higher, primarily in commodities. The range of total DVaR between high and low was consistent with 2005 and diversification across risk types remained significant, reflecting the broad business mix.

Barclays Capital DVaR: Summary table for 2006 and 2005

	12 months to 31st December 2006
	Average £m	High(b) £m	Low(b) £m
Interest rate risk	20.1	28.8	12.3
Credit spread risk	24.3	33.1	17.9
Commodities risk	11.3	21.6	5.7
Equities risk	7.8	11.6	5.8
Foreign exchange risk	4.0	7.7	1.8
Diversification effect	(30.4)	n/a	n/a
Total DVaR	37.1	43.2	31.3

	12 months to 31st December 2005(a)
	Average £m	High(b) £m	Low(b) £m
Interest rate risk	25.4	44.8	15.4
Credit spread risk	23.0	28.3	19.0
Commodities risk	6.8	11.4	4.5
Equities risk	6.0	8.3	3.9
Foreign exchange risk	2.8	5.4	1.6
Diversification effect	(32.0)	n/a	n/a
Total DVaR	32.0	40.7	25.4

Notes

(a)	2005 has been restated. The increase reflects the inclusion of Absa Capital.

(b)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(c)	This was previously reported as £37.4m. The increase reflects the inclusion of Absa Capital.

Barclays PLC Annual Report 2006	83

Risk management

Market risk management

The graph below shows the history of total DVaR on a daily basis for 2005 and 2006.

DVaR in 2005 and 2006 (daily values) (£m)

Analysis of trading revenue

The histograms below show the distribution of daily trading revenue for Barclays Capital in 2006 and 2005. It includes dealing profits, net interest income and net fees and commissions relating to primary trading. The average daily revenue in 2006 was £22.0m (2005: £16.3m) and there were 243 positive revenue days out of 252 (2005: 237 positive revenue days out of 252).

Barclays Capital’s trading revenue 2006 £m

Barclays Capital’s trading revenue 2005 £m

DVaR Back-testing

Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading losses exceed the estimated DVaR figure. The regulatory standard for back-testing is to measure DVaR assuming a one-day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2006 or 2005, of a daily trading revenue loss exceeding the corresponding back-testing DVaR.

Asset and liability market risk

Interest rate exposures arising from mismatches of fixed rate assets and liabilities in UK banking operations are passed to Treasury where these positions are aggregated and the net position passed to the market via Barclays Capital. Due mainly to timing considerations, market risk can arise when some of the net position stays with Treasury. Similarly, market risk can arise due to the impact of interest rates on customer behaviour. The latter risk is managed and measured by the Retail Market Risk Team using behavioural models. The positions are converted into wholesale swap or option exposures, passed to Treasury and managed by the process described above.

Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Group’s equity. Structural foreign currency risk results from holding non-Sterling investments in subsidiaries, branches, associates or joint ventures. These structural risks are managed by Treasury.

Market risk is also taken in overseas treasuries to support and facilitate customer activity. The risk is comparatively modest. The market risks are managed by local treasury functions and local asset and liability committees. The central market risk team maintains regular contact with the businesses and oversees a comprehensive risk reporting framework.

Other market risks

Defined benefit pension scheme risk

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the Pension Fund to meet the projected pension payments is maintained through investments. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce or because the estimated value of the pension liabilities might increase. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 35.

Asset management structural market risk

Asset management structural market risk is the risk that the value of funds managed by Barclays on behalf of clients might reduce leading to a reduction in fee and commission income. It affects Barclays Global Investors, Global Retail and Commercial Banking, Barclays Wealth and Barclays Life. The risk is controlled and managed by the respective businesses and the central market risk team.

84	Barclays PLC Annual Report 2006

Risk management

Capital and liquidity risk management

Capital and liquidity risk management

The Board Risk Committee has approved minimum control requirements for capital and liquidity risk management.

The Treasurer has established risk control frameworks and a policy and assurance structure to ensure that capital and liquidity risks are managed in accordance with the requirements of the Board. Policies are set by the Treasury Committee which is chaired by the Group Finance Director.

Capital risk management

The Group manages its capital resources to meet regulatory capital requirements. The FSA requires the Group to hold sufficient capital resources to meet minimum regulatory capital requirements. In addition, the Group manages its capital resources to maintain financial holding company status under the rules of the US Federal Reserve Bank and also to ensure Group entities, that are subject to local capital adequacy regulation in individual countries, meet their minimum capital requirements.

Minimum requirements under FSA rules are expressed as the ratio of capital resources to risk weighted assets (Risk Asset Ratio). Risk weighted assets are a function of risk weights applied to the Group’s assets using calculations developed by the Basel Committee for Banking Supervision. In anticipation of the Group’s implementation of the new Basel II standards on 1st January 2008, the Group will also manage its capital resources in accordance with the Basel II advanced approaches during 2007.

In 2006, the Group continued to manage its capital resources, including accessing the capital markets, in order to exceed the minimum capital requirements of its regulators. As at December 2006, the Barclays Group Risk Asset Ratio was 11.7% and the Tier 1 Ratio was 7.7%.

The graph shows the Group’s regulatory capital resources broken down by tier. Further information on the Group’s capital resources is provided in the Financial Review on pages 54 and 56.

Regulatory capital resources by tier £m

Liquidity risk management

This is the risk that the Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend. The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Note

(a)	Less supervisory deductions.

Liquidity management within the Group has several strands:

•

Day to day funding, managed by monitoring expected cash flows to ensure that requirements can be met. This includes replenishment of funds as they mature or are borrowed by customers. The Group maintains an active presence in global money markets to enable that to happen.

•	Maintain a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow.

•

Monitor, manage and control intraday liquidity in real time is recognised by the Group as a mission critical process: any failure to meet specific intraday commitments would have significant consequences.

•	Stress testing is undertaken to assess and plan for the impact of various scenarios which may put the Group’s liquidity at risk.

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

Liquidity risk measurement

Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by the FSA.

In addition to cash flow management, Treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Treasury develops and implements stress tests on the Group’s projected cash flows. The output informs the Group’s contingency funding plan. This is maintained by Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. Whilst the past year saw relatively stable markets, with no significant consequences for the Group’s liquidity, significant market events over recent years including corporate scandals contributed to a short-term flight to quality in financial markets from which Barclays benefited.

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

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

For further details see contractual cash obligations and commercial commitments of the Group on page 77.

Barclays PLC Annual Report 2006	85

Risk management

Operational risk and business risk management

Operational risk and business risk management

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

Business risk is the risk of adverse outcomes resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include: revenue volatility due to factors such as macroeconomic conditions; inflexible cost structures; uncompetitive products or pricing; and structural inefficiencies.

Barclays is committed to the advanced management of operational and business risks. In particular, we are implementing improved management and measurement approaches for operational risk to strengthen control, improve customer service and minimise operating losses. In addition, this investment is being made to improve risk sensitivity, to enhance the Operational Risk Capital model and to obtain approval to apply the Advanced Measurement Approach under the Basel II Accord when that option first becomes available in 2008. Barclays works closely with peer banks to benchmark our internal Operational Risk practices and to drive the development of advanced Operational Risk techniques across the industry.

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

Responsibility for and control of operational risk

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Minimum control requirements have been established for all key areas of identified risk. The risk categories relevant to operational and business risks are: Financial Crime, Financial Reporting, Taxation, Legal, Operations, People, Regulatory Compliance, Technology, Brand Management, Change, Corporate Responsibility and Strategic.

Responsibility for implementing and overseeing these policies is to be found throughout the organisation as follows:

•

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Frontline risk managers are widely distributed throughout the Group in business units. They service and support these areas assisting line managers in managing these risks.

•	Business Risk Directors in each business are responsible for overseeing the implementation of and compliance with Group policies.

•

Governance and Control Committees in each business monitor control effectiveness. The Group Governance and Control Committee receive reports from the committees in the businesses and considers Group-wide control issues and their risk mitigation.

•	In the corporate centre, the Operational Risk Director oversees the range of operational risks across the Group in accordance with the Group Operational Risk Framework.

•	The Internal Audit function provides assurance for operational risk control across the organisation and reports to the Board and senior management.

The management and measurement of operational risk

A consistent approach to the identification and assessment of key risks and controls is undertaken across all business units. Self-assessment techniques are used by business management for risk identification and for evaluation of control effectiveness and monitoring capability. Business management determines whether particular risks are effectively managed within business risk appetite and otherwise take remedial action. The risk assessment process is consistent with the principles in the integrated framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

Risk event data collection and reporting

A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to help identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are loaded onto a central database and reported monthly to the Operational Risk Executive Committee.

Barclays also uses a database of external public risk events and is part of a consortium of international banks that share anonymised loss data information to assist in risk identification and assessment.

Key risk scenarios

Using the above components of the Operational Risk Framework we generate Key Risk Scenarios which identify our most significant operational risks across the Group. It is these that are the main input to our economic capital model.

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

Economic capital

Methodologies are used to model both operational and business risk exposures. These are allocated, on a risk sensitive basis, to business units in the form of economic capital charges, providing an incentive to manage these risks within appetite levels.

86	Barclays PLC Annual Report 2006

Risk management

Group model policy and taxation risk management

Group model policy

Barclays has a large number of models in place across the Group, covering all risk types, including Credit Risk, Market Risk, Operational Risk, and Finance. To minimise the risk of loss through model failure, a Group Policy for the Control of Model Risk has been developed. The Policy helps reduce the potential for model failure by setting minimum standards around the end-to-end model development and implementation process. The Policy also sets the Group governance processes for all models, which allows model risk to be monitored across the Group, and seeks to identify and escalate any potential problems at an early stage.

The key areas where minimum requirements are defined are:

Model materiality

To help ensure that sufficient management time is spent on the more material models, there is a method of providing each model with a materiality rating. The materiality rating for an individual model depends on the assets for which the model is used and the Expected Loss and Economic Capital associated with the assets. Models of higher materiality are subject to higher levels of independent scrutiny and challenge prior to implementation.

Model documentation

Documentation should be sufficiently detailed to allow an expert to recreate the model from the original data sources. It must include a description of the data used for model development, the methodology used (and the rationale for choosing such a methodology), a description of any assumptions used in the model, and details of where the model works well, and areas that are known as model weaknesses.

Initial model validation

All models are subject to a validation and independent review process before the model can be signed-off for implementation. The model validation exercise must demonstrate that the model is fit for purpose and provides accurate estimates. The independent review process will also ensure that all aspects of the model development process have been performed in a suitable manner.

Model sign-off

The rules for model sign-off are based on model materiality. The sign-off process ensures that the model is technically fit for purpose as well as ensuring that the model satisfies the business requirements and all the relevant regulatory requirements. The most material models used within the Group receive their final sign-off for implementation from Group ExCo, while other models are usually signed-off by their respective business risk committees.

Basel II models

Barclays has spent a considerable amount of time in developing and upgrading a number of credit risk models across the Group moving towards compliance with the Basel II advanced approach. As part of this process all Basel credit risk models are assessed against the Basel II minimum requirements prior to model sign-off to ensure that once signed-off they are fit to be used for regulatory purposes. Basel II models will also be used during the 2007 parallel run process in anticipation of implementation from 1st January 2008 in accordance with Basel requirements.

Ongoing model validation and monitoring

All models within the Group are subject to an annual review, to ensure that the models are working well, and that assumptions used in model development are still appropriate. All credit risk models can also be subject to more frequent monitoring. Model performance monitoring ensures that deficiencies in models are identified early, and remedial action can be taken before the deficiency becomes serious and affects the decision-making process.

Taxation risk

The Group is subject to the tax laws in all countries in which it operates. A number of double taxation agreements entered between countries also impact on the taxation of the Group. The Group is also subject to European Community tax law.

Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities.

Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk.

•	tax risks are assessed as part of the Group’s formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee;

•	the tax charge is also reviewed by the Board Audit Committee.

•	the tax risks of proposed transactions or new areas of business are fully considered before proceeding;

•	the Group takes appropriate advice from reputable professional firms;

•	the Group employs high-quality tax professionals and provides ongoing technical training;

•	the tax professionals understand and work closely with the different areas of the business;

•	the Group uses effective, well-documented and controlled processes to ensure compliance with tax disclosure and filing obligations.

•

where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

Barclays PLC Annual Report 2006	87

Risk management

Insurance risk management

Insurance risk is the risk that the Group will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

Long-term insurance business

For long-term insurance contracts where death is the insured risk, the most significant factors that could detrimentally affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity. The Group manages its exposure to risk by operating in part as a unit linked business, prudent product design, applying strict underwriting criteria, transferring risk to reinsurers, managing claims and establishing prudent reserves.

Short-term insurance business

For payment protection contracts where inability to make payments under a loan contract is the insured risk, the most significant factors are the health of the policyholder and the possibility of unemployment which depends upon, among other things, long-term and short-term economic factors. The Group manages its exposure to such risks through prudent product design, efficient claims management, prudent reserving methodologies and bases, regular product, economic and market reviews and regular adequacy tests on the size of the reserves.

Absa insures property and motor vehicles, for which the most significant factors that could affect the frequency and severity of claims are climatic change and crime. Absa manages its exposure to risk by diversifying insurance risks accepted and transferring risk to reinsurers. See page 232 for further information.

Reinsurer credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover to any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net of insurance reserves include a margin to reflect reinsurer credit risk.

For the short-term business a quota-share programme is in place for selected in-force policies. The structure of the treaty ensures that the underlying assets are bankruptcy remote in the event of credit problems with the reinsurer.

Disclosures about certain trading activities (including non-exchange traded commodity contracts)

The Group delivers a fully integrated service to clients for base metals, precious metals, oil and oil-related products, power, natural gas and other related commodities.

The Group’s commodity business continues to expand, as market conditions allow, through the addition of new products and markets, with the 2006 expansion of business being driven by both organic growth and acquisitions of portfolios.

The Group offers both over the counter (OTC) and exchange traded derivatives in these commodities. The Group’s base metals business also enters into outright metal purchases and sale transactions, while the power and gas business trades both physical forwards and derivative contracts. The Group does not maintain any physical exposures in oil or oil related products. The Group continues to develop and offer a range of commodity-related structured products.

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures, which are all similar in nature to such non-commodity related contracts. Commodity derivative contracts include commodity specification and delivery location as well as forward date and notional value.

The fair values of commodity physical and derivative positions are determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. The fair value of OTC commodity derivative contracts is determined primarily by using valuation models which are based on assumptions supported by prices from observable market transactions in the same instrument or are based on available observable market data.

Where a valuation model is used, the fair value is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are either determined using market parameters such as commodity price curves, commodity volatilities, commodity correlations, interest rate yield curves and foreign exchange rates, or other market prices.

Where possible, fair values generated by models are independently validated with reference to market price quotes or price sharing with other institutions. Where all significant model inputs can be validated to observable market data at the inception of the contract the valuation of the contract is based on the model value output.

However, where no observable market parameter is available then the contract is valued at transaction price at inception. Following initial recognition, the process of calculating fair value from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model, market data and any assumptions or estimates are all subject to internal review and approval procedures and consistent application between accounting periods.

The tables on page 89 analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. Additionally, the positive fair value of these contracts is analysed by counterparty credit risk rating.

88	Barclays PLC Annual Report 2006

The following tables analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. As at 31st December 2006 this reflects a gross positive fair value of £17,502m (31st December 2005: £21,744m) and a gross negative value of £15,940m (31st December 2005: £21,217m). Realised and unrealised profits relating to physical commodity and commodity derivative activities are included within dealing profits. Physical commodity positions are held at fair value and reported under the Trading Portfolio in Note 12 on page 170.

	Total 2006 £m	Total 2005 £m
Fair value of contracts outstanding at the beginning of the period	527	175
Contracts realised or otherwise settled during the period	379	(137)
Fair value of new contracts entered into during the period	808	156
Other changes in fair values	(152)	333
Fair value of contracts outstanding at the end of the period	1,562	527

Movement in fair value of commodity derivative positions

Fair value source and maturity analysis

Source of fair value	Fair value of contracts at 31st December 2006
	Maturity less than one year £m	Maturity one to five years £m	Maturity in excess of five years £m	Total fair value £m
Valuation models supported by observable market data	893	322	315	1,536
Valuation models not supported by observable market data	9	6	17	26
Total	902	328	332	1,562

The following table analyses the positive fair value arising on commodity derivative contracts. As at 31st December 2006, this reflected a gross positive fair value of £17,501m (31st December 2005: £21,744m).

Analysis of gross positive commodity derivative fair value by counterparty credit risk rating

S&P equivalent rating(a)	Total value 2006 £m	Total value 2005 £m
A- to AAA	14,184	12,234
BBB- to BBB+	1,826	8,726
BB+ and below	1,491	784
Total	17,501	21,744

Credit risk exposures are actively managed by the Group. Refer to page 72 for more information on the Group’s approach to credit risk management. At 31st December 2006, 87% of all commodities credit exposure was to counterparties with cross asset class netting agreements which allow exposure on commodities products to be reduced by amounts owed to the same counterparties in other asset classes. 69% of commodities credit exposure to counterparties with BBB+ and below equivalent ratings was to counterparties with cross asset class netting agreements.

Additionally, collateral agreements are held with a majority of these same counterparties that allow collateral to be called against commodity exposures. All non-collateralised exposures are subject to credit limits, and credit or Risk Tendency reserves are created against these exposures if appropriate.

Note

(a)	Barclays assesses the credit quality and assigns an internal risk rating to all counterparties. Each internal rating corresponds to the statistical probability of a counterparty in that rating class defaulting within the next 12-month period. The counterparty ratings shown in the table above are based on the approximate S&P equivalent of the Barclays internal rating.

Barclays PLC Annual Report 2006	89

Risk management

Derivatives

Derivatives

The use of derivatives and their sale to customers as risk management products are an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest, exchange rates and commodity and equity prices as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 82 to 84.

The policies for derivatives that are used to manage the Group’s own exposure to interest and exchange rate fluctuations are outlined in the asset and liability market risk section on page 84.

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income, net fee and commission income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

The Group participates both in exchange traded and over the counter derivatives markets.

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

These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default.

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

Credit derivatives

The Group’s principal credit derivative-related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection.

A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer in return receives a predetermined amount.

Equity derivatives

The Group’s principal equity-related contracts are equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

Commodity derivatives

The Group’s principal commodity-related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are base metals, precious metals, oil and oil-related products, power and natural gas.

90	Barclays PLC Annual Report 2006

Risk management

Statistical information

Statistical and other risk information

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 72 to 103).

Barclays applied International Financial Reporting Standards (IFRS) with effect from 1st January 2004, with the exception of IAS 32, IAS 39 and IFRS 4, which were applied from 1st January 2005.

N/a has been included in the tables where, as a result of the application of IAS 32, IAS 39 and IFRS 4 in 2005 and UK GAAP in 2004, the disclosure is not applicable.

Credit risk management

Table 1: Risk Tendency by business

	2006 £m	2005 £m
UK Banking	515	430
UK Retail Banking	225	180
UK Business Banking	290	250
Barclaycard	1,410	1,100
International Retail and Commercial Banking	220	175
International Retail and Commercial Banking – excluding Absa	75	75
International Retail and Commercial Banking – Absa	145	100
Barclays Capital	95	110
Barclays Wealth	10	5
Head office functions and other operations(a)	10	25
Risk Tendency by business	2,260	1,845
(Also see chart on page 73.) Table 2: Loans and advances
	2006 £m	2005 £m
Retail businesses
Banks	–	–
Customers	139,350	134,420
Total retail businesses(b)	139,350	134,420
Wholesale businesses
Banks	30,930	31,109
Customers	146,281	137,922
Total wholesale businesses(b)	177,211	169,031
Loans and advances	316,561	303,451

Notes

(a)	Head office functions and other operations comprises discontinued business in transition.

(b)	Prior year analysis of loans and advances between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year.

Barclays PLC Annual Report 2006	91

Risk management

Statistical information

Table 3: Maturity analysis of loans and advances to banks

At 31st December 2006	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	524	5,211	110	18	43	10	–	313	6,229
Other European Union	619	7,514	90	130	81	78	1	–	8,513
United States	431	2,592	363	2,634	5	809	923	1,299	9,056
Africa	701	1,027	83	91	188	85	44	–	2,219
Rest of the World	612	2,465	154	191	1,278	148	44	21	4,913
Loans and advances to banks	2,887	18,809	800	3,064	1,595	1,130	1,012	1,633	30,930

At 31st December 2005	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	369	3,647	31	126	162	19	2	268	4,624
Other European Union	585	4,642	122	23	38	12	1	–	5,423
United States	514	3,098	1,736	2,909	1,466	634	1,025	1,885	13,267
Africa	722	80	3	3	48	11	–	13	880
Rest of the World	1,739	4,454	114	108	138	103	19	240	6,915
Loans and advances to banks	3,929	15,921	2,006	3,169	1,852	779	1,047	2,406	31,109

Table 4: Interest rate sensitivity of loans and advances to banks(a)

	2006			2005
At 31st December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
United Kingdom	4,710	1,519	6,229	1,384	3,240	4,624
Other European Union	2,907	5,606	8,513	690	4,733	5,423
United States	1,780	7,276	9,056	1,683	11,584	13,267
Africa	839	1,380	2,219	69	811	880
Rest of the World	1,940	2,973	4,913	3,709	3,206	6,915
Loans and advances to banks	12,176	18,754	30,930	7,535	23,574	31,109

Table 5: Interest rate sensitivity of loans and advances to customers(a)

	2006			2005
At 31st December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
United Kingdom	43,700	126,818	170,518	49,988	113,771	163,759
Other European Union	9,258	34,172	43,430	7,317	31,606	38,923
United States	4,818	20,859	25,677	2,260	20,665	22,925
Africa	3,952	27,739	31,691	4,314	28,907	33,221
Rest of the World	4,272	10,043	14,315	5,604	7,910	13,514
Loans and advances to customers	66,000	219,631	285,631	69,483	202,859	272,342

Note

(a)	Where a loan is earning a fixed rate of interest on the reporting date, it is included as a fixed rate loan, regardless of the term for which the rate is fixed.

92	Barclays PLC Annual Report 2006

Table 6: Loans and advances to customers by industry

	IFRS			UK GAAP
At 31st December	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Financial services	45,954	43,102	25,132	9,872	7,587
Agriculture, forestry and fishing	3,997	3,785	2,345	2,115	2,069
Manufacturing	15,451	13,779	9,044	7,844	9,002
Construction	4,056	5,020	3,278	2,534	2,229
Property	16,528	16,325	8,992	6,728	5,863
Energy and water	6,810	6,891	3,709	3,150	3,988
Wholesale and retail, distribution and leisure	15,490	17,760	11,099	9,628	8,415
Transport	5,586	5,960	3,742	3,654	3,900
Postal and communication	2,180	1,313	834	698	950
Business and other services	29,425	24,247	23,223	13,913	14,179
Home loans(b)	98,172	89,529	80,855	72,318	64,738
Other personal	31,840	35,543	27,602	23,922	22,272
Overseas customers(c)	–	–	–	8,666	10,635
Finance lease receivables	10,142	9,088	6,938	5,877	4,389
Loans and advances to customers excluding reverse repurchase agreements	285,631	272,342	206,793	170,919	160,216
Reverse repurchase agreements	n/a	n/a	58,304	n/a	n/a
Trading business	n/a	n/a	n/a	58,961	45,176
Loans and advances to customers	285,631	272,342	265,097	229,880	205,392

Table 7: Loans and advances to customers in the UK

	IFRS			UK GAAP
At 31st December	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Financial services	14,011	11,958	8,774	7,721	6,158
Agriculture, forestry and fishing	2,307	2,409	1,963	1,766	1,747
Manufacturing	9,047	8,469	5,684	5,967	6,435
Construction	2,761	3,090	2,285	1,883	1,825
Property	10,010	10,547	7,912	6,341	5,695
Energy and water	2,360	2,701	802	1,286	1,290
Wholesale and retail distribution and leisure	12,951	12,747	9,356	8,886	7,858
Transport	2,745	2,797	1,822	2,579	2,366
Postal and communication	899	455	440	476	694
Business and other services	19,266	15,403	13,439	12,030	11,693
Home loans(b)	67,687	61,256	63,039	61,905	58,436
Other personal	22,551	26,724	25,181	21,905	21,357
Overseas customers(c)	–	–	–	5,477	6,201
Finance lease receivables	3,923	5,203	5,551	5,587	4,145
Loans and advances to customers in the UK	170,518	163,759	146,248	143,809	135,900

The category ‘other personal’ includes credit cards, personal loans and personal overdrafts.

The industry classifications in Tables 6-10 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Excludes commercial property mortgages.

(c)	Overseas customers are now classified as part of other industry segments.

Barclays PLC Annual Report 2006	93

Risk management

Statistical information

Table 8: Loans and advances to customers in other European Union countries

	IFRS			UK GAAP
At 31st December	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Financial services	5,629	3,982	2,419	1,205	371
Agriculture, forestry and fishing	786	155	280	147	165
Manufacturing	3,147	2,254	2,021	1,275	1,422
Construction	639	803	716	609	314
Property	2,162	3,299	344	346	137
Energy and water	2,050	1,490	940	409	367
Wholesale and retail distribution and leisure	776	952	810	426	215
Transport	1,465	1,695	640	566	252
Postal and communication	580	432	111	40	173
Business and other services	2,349	3,594	3,795	1,251	1,648
Home loans(b)	18,616	16,488	11,828	10,334	6,243
Other personal	3,672	1,909	1,369	1,769	721
Overseas customers(c)	–	–	–	438	384
Finance lease receivables	1,559	1,870	937	212	167
Loans and advances to customers in other European Union countries	43,430	38,923	26,210	19,027	12,579

See note under Table 7.
Table 9: Loans and advances to customers in the United States
	IFRS			UK GAAP
At 31st December	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Financial services	17,516	16,229	9,942	919	1,036
Agriculture, forestry and fishing	2	1	–	1	3
Manufacturing	519	937	388	341	842
Construction	13	32	139	2	31
Property	1,714	329	394	1	15
Energy and water	1,078	1,261	891	1,358	2,229
Wholesale and retail distribution and leisure	403	794	466	77	141
Transport	128	148	186	468	1,248
Postal and communication	36	236	63	153	46
Business and other services	1,585	1,185	1,565	220	441
Home loans(b)	349	2	5,768	–	–
Other personal	2,022	1,443	845	–	–
Overseas customers(c)	–	–	–	–	62
Finance lease receivables	312	328	335	33	44
Loans and advances to customers in the United States	25,677	22,925	20,982	3,573	6,138

See note under Table 7.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements.

(b)	Excludes commercial property mortgages.

(c)	Overseas customers are now classified as part of other industry segments.

94	Barclays PLC Annual Report 2006

Table 10: Loans and advances to customers in Africa

	IFRS			UK GAAP
At 31st December	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Financial services	2,821	4,350	186	27	22
Agriculture, forestry and fishing	889	1,193	102	201	154
Manufacturing	1,747	1,501	313	261	303
Construction	591	1,068	76	40	59
Property	1,987	1,673	87	40	16
Energy and water	156	193	184	97	102
Wholesale and retail distribution and leisure	1,050	2,774	165	239	201
Transport	354	394	137	41	34
Postal and communication	241	27	52	29	37
Business and other services	3,416	1,883	1,012	412	397
Home loans(b)	11,223	11,630	214	79	59
Other personal	2,976	4,955	190	248	194
Finance lease receivables	4,240	1,580	41	45	33
Loans and advances to customers in Africa	31,691	33,221	2,759	1,759	1,611

See note under Table 7.

Table 11: Loans and advances to customers in the Rest of the World

	IFRS			UK GAAP
At 31st December	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Loans and advances	14,207	13,407	10,520	2,751	3,988
Finance lease receivables	108	107	74	–	–
Loans and advances to customers in the Rest of the World	14,315	13,514	10,594	2,751	3,988

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements.

(b)	Excludes commercial property mortgages.

Barclays PLC Annual Report 2006	95

Risk management

Statistical information

Table 12: Maturity analysis of loans and advances to customers

At 31st December 2006	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending(a)	22,923	13,569	2,262	2,850	7,562	8,499	8,349	10,342	76,356
Other lending to customers in the United Kingdom	3,784	4,427	2,110	3,586	11,937	7,459	16,358	44,501	94,162
Total United Kingdom	26,707	17,996	4,372	6,436	19,499	15,958	24,707	54,843	170,518
Other European Union	2,137	6,254	1,744	2,869	4,783	4,397	6,565	14,681	43,430
United States	2,489	11,630	1,689	3,402	1,949	1,871	1,464	1,183	25,677
Africa	2,575	2,471	1,272	2,177	5,212	4,177	3,555	10,252	31,691
Rest of the World	86	6,377	1,015	1,020	1,116	1,465	1,800	1,436	14,315
Loans and advances to customers	33,994	44,728	10,092	15,904	32,559	27,868	38,091	82,395	285,631

At 31st December 2005	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending(a)	14,305	13,108	1,857	2,894	6,494	8,061	7,207	16,651	70,577
Other lending to customers in the United Kingdom	10,251	7,167	5,948	8,564	17,098	7,266	5,224	31,664	93,182
Total United Kingdom	24,556	20,275	7,805	11,458	23,592	15,327	12,431	48,315	163,759
Other European Union	1,518	5,596	1,266	2,827	3,902	4,712	5,537	13,565	38,923
United States	3,534	8,258	1,172	4,831	1,221	1,568	1,196	1,145	22,925
Africa	5,176	3,240	353	2,539	1,829	5,282	5,743	9,059	33,221
Rest of the World	161	6,911	736	215	710	1,078	1,933	1,770	13,514
Loans and advances to customers	34,945	44,280	11,332	21,870	31,254	27,967	26,840	73,854	272,342

(Also see chart on page 76.)

Table 13: Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets

	As % of assets	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial industrial and other private sectors £m
At 31st December 2006 – IFRS United States	1.7	16,579	7,307	89	9,183
At 31st December 2005 – IFRS
United States	2.6	24,274	15,693	–	8,581
At 31st December 2004 – IFRS(b)
United States	4.0	21,556	10,102	2	11,452
Germany	1.3	7,128	6,614	–	514
France	1.0	5,562	5,019	27	516

At 31st December 2006, 2005 and 2004, on an IFRS basis(b) , there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets.

Notes

(a)	In the UK, finance lease receivables are included in ‘Other lending’, although some leases are to corporate customers.

(b)	2004 does not reflect the applications of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 144.

96	Barclays PLC Annual Report 2006

Table 14: Off-balance sheet and other credit exposures as at 31st December

	2006 £m	2005 £m	2004(a) £m
Off-balance sheet exposures
Contingent liabilities	39,419	47,143	38,559
Commitments	205,504	203,785	134,051
On-balance sheet exposures
Balances arising from off-balance sheet financial instruments (OTC derivatives)	n/a	n/a	18,174
London Metal Exchange warrants and other trading positions	n/a	n/a	952
Debt securities – held for trading	n/a	n/a	87,594
– non-trading	n/a	n/a	42,717
Trading portfolio assets	177,867	155,723	n/a
Financial assets designated at fair value held on own account	31,799	12,904	n/a
Derivative financial instruments	138,353	136,823	n/a
Available for sale financial instruments	51,703	53,497	n/a

Table 15: Notional principal amounts of credit derivatives as at 31st December

	2006 £m	2005 £m	2004(a) £m
Credit derivatives held or issued for trading purposes(b)	1,224,548	609,381	186,275
Credit derivatives held for risk management purposes	–	–	5,133
Total	1,224,548	609,381	191,408

Table 16: Non-performing loans summary

	IFRS			UK GAAP
	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Impaired loans	4,444	4,550	n/a	n/a	n/a
Non-accruing loans	n/a	n/a	2,115	2,261	2,542
Accruing loans where interest is being suspended with or without provisions	n/a	n/a	492	629	611
Other accruing loans against which provisions have been made	n/a	n/a	943	821	819
Subtotal	4,444	4,550	3,550	3,711	3,972
Accruing loans which are contractually overdue 90 days or more as to principal or interest	598	609	550	590	690
Restructured loans	46	51	15	4	6
Non-performing loans	5,088	5,210	4,115	4,305	4,668

Notes

(a)	2004 does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 144.

(b)	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays PLC Annual Report 2006	97

Risk management

Statistical information

Table 17: Non-performing loans

	IFRS				UK GAAP
	2006 £m	2005 £m	2004 £m	(a)	2003 £m	2002 £m
Impaired loans:
United Kingdom	3,340	2,965	n/a		n/a	n/a
Other European Union	410	345	n/a		n/a	n/a
United States	129	230	n/a		n/a	n/a
Africa	535	831	n/a		n/a	n/a
Rest of the World	30	179	n/a		n/a	n/a
Total	4,444	4,550	n/a		n/a	n/a
Non-accrual loans:
United Kingdom	n/a	n/a	1,509		1,572	1,557
Other European Union	n/a	n/a	243		143	108
United States	n/a	n/a	258		383	744
Africa	n/a	n/a	74		86	72
Rest of the World	n/a	n/a	31		77	61
Total	n/a	n/a	2,115		2,261	2,542
Accruing loans where interest is being suspended with or without provisions:
United Kingdom	n/a	n/a	323		559	480
Other European Union	n/a	n/a	31		29	35
United States	n/a	n/a	–		–	–
Africa	n/a	n/a	21		37	44
Rest of the World	n/a	n/a	117		4	52
Total	n/a	n/a	492		629	611
Other accruing loans against which provisions have been made:
United Kingdom	n/a	n/a	865		760	751
Other European Union	n/a	n/a	27		35	27
United States	n/a	n/a	26		–	–
Africa	n/a	n/a	21		22	8
Rest of the World	n/a	n/a	4		4	33
Total	n/a	n/a	943		821	819
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	516	539	513		566	687
Other European Union	58	53	34		24	3
United States	3	–	1		–	–
Africa	21	17	1		–	–
Rest of the World	–	–	1		–	–
Total	598	609	550		590	690
Restructured loans:
United Kingdom	–	5	2		4	4
Other European Union	10	7	–		–	–
United States	22	16	13		–	–
Africa	14	23	–		–	–
Rest of the World	–	–	–		–	2
Total	46	51	15		4	6
Total non-performing loans:
United Kingdom	3,856	3,509	3,212		3,461	3,479
Other European Union	478	405	335		231	173
United States	154	246	298		383	744
Africa	570	871	117		145	124
Rest of the World	30	179	153		85	148
Non-performing loans	5,088	5,210	4,115		4,305	4,668

(Also see chart on page 78.)

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

98	Barclays PLC Annual Report 2006

Table 18: Potential problem loans

	IFRS			UK GAAP
	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
United Kingdom	465	640	658	989	852
Other European Union	32	26	32	23	–
United States	21	12	27	259	241
Africa	240	248	67	53	63
Rest of the World	3	3	14	3	6
Potential problem loans	761	929	798	1,327	1,162

(Also see chart on page 78.)

Table 19: Interest foregone on non-performing loans

	2006 £m	2005 £m	2004 £m
Interest income that would have been recognised under the original contractual terms
United Kingdom	357	304	266
Rest of the World	70	52	52
Total	427	356	318

Interest income of approximately £72m (2005: £29m, 2004: £59m) from such loans was included in profit, of which £49m (2005: £20m, 2004: £54m) related to domestic lending and the remainder related to foreign lending.

In addition, a further £98m (2005: £76m, 2004: £n/a) was recognised arising from impaired loans. Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the expected future cash flows for the purpose of measuring the impairment loss. £88m (2005: £70m, 2004: £n/a) of this related to domestic impaired loans and the remainder related to foreign impaired loans.

Table 20: Analysis of impairment/provision charges

	IFRS			UK GAAP
	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m
Impairment charge/net specific provisions charge
United Kingdom	1,880	1,382	1,021	1,132	1,041
Other European Union	92	75	102	37	14
United States	12	76	57	84	385
Africa	143	37	27	21	24
Rest of the World	(53)	4	103	46	22
Impairment on loans and advances	2,074	1,574	n/a	n/a	n/a
Impairment on available for sale assets	86	4	n/a	n/a	n/a
Impairment charge	2,160	1,578	n/a	n/a	n/a
Total net specific provisions charge	n/a	n/a	1,310	1,320	1,486
General provisions (release)/charge	n/a	n/a	(206)	27	(2)
Other credit provisions	(6)	(7)	(11)	–	–
Impairment/provision charges	2,154	1,571	1,093	1,347	1,484

(Also see chart on page 80.)

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays PLC Annual Report 2006	99

Risk management

Statistical information

Table 21: Impairment/provisions charges ratios (‘Loan loss ratios’)

	IFRS				UK GAAP
	2006%	2005%	2004(a) %		2003%	2002%
Impairment/provisions charges as a percentage of average loans and advances for the year:
Specific provisions charge	n/a	n/a	0.40		0.46	0.58
General provisions charge	n/a	n/a	(0.07)		0.01	–
Impairment charge	0.66	0.58	n/a		n/a	n/a
Total	0.66	0.58	0.33		0.47	0.58
Amounts written off (net of recoveries)	0.61	0.50	0.40		0.48	0.43
Table 22: Analysis of allowance for impairment/provision for bad and doubtful debts
	IFRS				UK GAAP
	2006 £m	2005 £m	2004 £m	(a)	2003 £m	2002 £m
Impairment allowance/Specific provisions
United Kingdom	2,477	2,266	1,683		1,856	1,790
Other European Union	311	284	149		97	84
United States	100	130	155		121	257
Africa	417	647	70		79	60
Rest of the World	30	123	90		80	70
Specific provision balances	n/a	n/a	2,147		2,233	2,261
General provision balances	n/a	n/a	564		795	737
Allowance for impairment provision balances	3,335	3,450	2,711		3,028	2,998
Average loans and advances for the year	313,614	271,421	328,134		285,963	256,789
Table 23: Allowance for impairment/provision balance ratios
	IFRS				UK GAAP
	2006%	2005%	2004%	(a)	2003%	2002%
Allowance for impairment/provision balance at end of year as a percentage of loans and advances at end of year:

Specific provision balances	n/a	n/a	0.62		0.77	0.86
General provision balances	n/a	n/a	0.16		0.27	0.28
Impairment balance	1.05	1.14	n/a		n/a	n/a
Total	1.05	1.14	0.78		1.04	1.14
Table 24: Movements in allowance for impairment/provisions charge for bad and doubtful debts
	IFRS				UK GAAP
	2006 £m	2005 £m	2004 £m	(a)	2003 £m	2002 £m
Allowance for impairment/provision balance at beginning of year	3,450	2,637	2,946		2,998	2,716
Acquisitions and disposals	(23)	555	21		62	(11)
Unwind of discount	(98)	(76)	n/a		n/a	n/a
Exchange and other adjustments	(153)	125	(33)		(18)	(77)
Amounts written off	(2,174)	(1,587)	(1,582)		(1,474)	(1,220)
Recoveries	259	222	255		113	106
Impairment/provision charged against profit(b)	2,074	1,574	1,104		1,347	1,484
Allowance for impairment/provision balance at end of year	3,335	3,450	2,711		3,028	2,998

(Also see chart on page 81.)

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Does not reflect the impairment of available for sale assets or other credit risk provisions in 2005 and 2006.

100	Barclays PLC Annual Report 2006

Table 25: Amounts written off

	IFRS			UK GAAP
	2006 £m	2005 £m	2004 £m (a)	2003 £m	2002 £m
United Kingdom	(1,746)	(1,302)	(1,280)	(1,175)	(950)
Other European Union	(74)	(56)	(63)	(54)	(31)
United States	(46)	(143)	(50)	(215)	(215)
Africa	(264)	(81)	(15)	(13)	(14)
Rest of the World	(44)	(5)	(174)	(17)	(10)
Amounts written off	(2,174)	(1,587)	(1,582)	(1,474)	(1,220)
Table 26: Recoveries
	IFRS			UK GAAP
	2006 £m	2005 £m	2004 £m (a)	2003 £m	2002 £m
United Kingdom	178	160	217	95	88
Other European Union	18	13	9	7	7
United States	22	15	14	10	9
Africa	33	16	4	1	1
Rest of the World	8	18	11	–	1
Recoveries	259	222	255	113	106
Table 27: Impairment allowances/provision charged against profit
	IFRS			UK GAAP
	2006 £m	2005 £m	2004 £m (a)	2003 £m	2002 £m
New and increased impairment allowance/specific provision charge:
United Kingdom	2,253	1,763	1,358	1,373	1,210
Other European Union	182	113	131	57	33
United States	60	105	85	118	404
Africa	209	109	47	33	36
Rest of the World	18	39	134	47	36
	2,722	2,129	1,755	1,628	1,719
Reversals of impairment allowance/specific provision charge:
United Kingdom	(195)	(221)	(120)	(146)	(81)
Other European Union	(72)	(25)	(20)	(13)	(12)
United States	(26)	(14)	(14)	(24)	(10)
Africa	(33)	(56)	(16)	(10)	(11)
Rest of the World	(63)	(17)	(20)	(2)	(13)
	(389)	(333)	(190)	(195)	(127)
Recoveries	(259)	(222)	(255)	(113)	(106)
Net impairment allowance/specific provision charge(b)	2,074	1,574	1,310	1,320	1,486
General provision (release)/charge	n/a	n/a	(206)	27	(2)
Net charge to profit	2,074	1,574	1,104	1,347	1,484

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Does not reflect the impairment of available for sale assets or other credit risk provisions in 2005 and 2006.

Barclays PLC Annual Report 2006	101

Risk management

Statistical information

Table 28: Total impairment/specific provision charges for bad and doubtful debts by industry

	IFRS						UK GAAP
	2006 £m		2005 £m		2004(a) £m		2003 £m		2002 £m
United Kingdom:
Financial services	64		22		(1)		13		1
Agriculture, forestry and fishing	5		9		–		(3)		(1)
Manufacturing	1		120		28		79		80
Construction	17		14		10		(23)		41
Property	15		18		(42)		(3)		8
Energy and water	(7)		1		3		13		22
Wholesale and retail distribution and leisure	88		39		66		38		37
Transport	19		(27)		(19)		100		7
Postal and communication	15		3		(1)		1		16
Business and other services	133		45		64		76		62
Home loans	71		(1)		17		9		4
Other personal	1,459		1,136		894		757		748
Overseas customers(b)	–		–		–		66		13
Finance lease receivables	–		3		2		9		3
	1,880		1,382		1,021		1,132		1,041
Overseas	194		192		289		188		445
Impairment/specific provision charges(c)	2,074		1,574		1,310		1,320		1,486

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

Table 29: Allowance for impairment/specific provision for bad and doubtful debts by industry

	IFRS						UK GAAP
	2006		2005		2004(a)		2003		2002
	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial services	67	2.0	26	0.8	7	0.3	12	0.5	1	–
Agriculture, forestry and fishing	17	0.5	12	0.3	4	0.2	5	0.2	7	0.3
Manufacturing	85	2.5	181	5.2	37	1.7	58	2.6	98	4.3
Construction	16	0.5	13	0.4	6	0.3	7	0.3	35	1.6
Property	26	0.8	24	0.7	26	1.2	3	0.1	9	0.4
Energy and water	–	–	18	0.5	23	1.0	27	1.2	28	1.3
Wholesale and retail distribution and leisure	81	2.4	99	2.9	70	3.3	52	2.3	54	2.4
Transport	24	0.7	32	0.9	55	2.6	103	4.6	7	0.3
Postal and communication	12	0.4	2	0.1	13	0.6	15	0.7	15	0.7
Business and other services	186	5.6	102	3.0	105	4.9	121	5.4	92	4.1
Home loans	81	2.4	50	1.4	58	2.7	55	2.5	53	2.3
Other personal	1,882	56.5	1,696	49.2	1,265	58.9	1,359	60.9	1,343	59.4
Overseas customers(b)	–	–	–	–	–	–	24	1.1	39	1.7
Finance lease receivables	–	–	11	0.3	14	0.7	15	0.7	9	0.4
	2,477	74.3	2,266	65.7	1,683	78.4	1,856	83.1	1,790	79.2
Overseas	858	25.7	1,184	34.3	464	21.6	377	16.9	471	20.8
Total	3,335	100.0	3,450	100.0	2,147	100.0	2,233	100.0	2,261	100.0

See note under Table 28.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	Overseas customers are now classified as part of other industry segments.

(c)	Does not reflect the impairment of available for sale assets or other credit risk provisions in 2005 and 2006.

102	Barclays PLC Annual Report 2006

Table 30: Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	IFRS			UK GAAP		IFRS				UK GAAP
	2006 £m	2005 £m	2004(a) £m	2003 £m	2002 £m	2006 £m	2005 £m	2004(a) £m		2003 £m	2002 £m
United Kingdom:
Financial services	13	2	7	14	2	–	1	3		12	–
Agriculture, forestry and fishing	8	3	2	–	4	1	–	1		1	2
Manufacturing	73	47	79	126	72	21	11	30		8	22
Construction	17	15	13	19	15	2	1	2		14	3
Property	23	4	2	5	10	6	1	69		1	2
Energy and water	1	22	9	15	4	2	–	2		–	1
Wholesale and retail distribution and leisure	120	85	55	45	53	14	25	7		5	11
Transport	11	29	44	5	7	1	10	15		1	1
Postal and communication	5	15	2	1	2	–	–	1		–	–
Business and other services	124	83	96	58	65	17	14	16		11	13
Home loans	34	2	19	11	11	11	9	5		3	1
Other personal	1,317	992	948	790	692	103	87	65		38	31
Overseas customers(b)	–	–	–	82	9	–	–	–		–	–
Finance lease receivables	–	3	4	4	4	–	1	1		1	1
	1,746	1,302	1,280	1,175	950	178	160	217		95	88
Overseas	428	285	302	299	270	81	62	38		18	18
Total	2,174	1,587	1,582	1,474	1,220	259	222	255		113	106
See note under Table 28. Table 31: Total impairment allowance/(provision) coverage of non-performing loans
						IFRS				UK GAAP
						2006%	2005%	2004(a) %		2003%	2002%
United Kingdom						64.2	64.6	68.1		74.2	71.2
Other European Union						65.1	70.1	60.9		71.4	61.8
United States						64.9	52.8	57.0		39.2	43.7
Africa						73.2	74.3	68.4		54.5	48.4
Rest of the World						100.0	68.7	71.9		94.1	47.3
Total coverage of non-performing loans						65.6	66.2	66.9		71.5	65.9
(Also see chart on page 79.) Table 32: Total impairment allowance/(provision) coverage of potential credit risk lending (NPLs and PPLs)
						IFRS				UK GAAP
						2006%	2005%	2004%	(a)	2003%	2002%
United Kingdom						57.3	54.6	56.5		57.7	57.2
Other European Union						61.0	65.9	55.6		65.0	61.8
United States						57.1	50.4	52.3		23.4	33.0
Africa						51.5	57.8	43.5		39.9	32.1
Rest of the World						91.0	67.6	65.9		90.9	45.5
Total coverage of potential credit risk lending						57.0	56.2	56.0		54.6	52.8

(Also see chart on page 79.)

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(c)	Does not reflect the impairment of available for sale assets or other credit risk provisions in 2005 and 2006.

Barclays PLC Annual Report 2006	103

Critical accounting estimates

The Group’s accounting policies are set out on pages 147 to 156. Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Group’s financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Accounts Committee.

Fair value of financial instruments

Some of the Bank’s financial instruments are carried at fair value through profit or loss, including derivatives held for trading or risk management purposes. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on financial instruments held for trading are reported gross in trading portfolio assets and liabilities or derivative financial instruments, reduced by the effects of netting agreements where there is an intention to settle net with counterparties.

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, profits or losses are recognised upon initial recognition only when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.

The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price). The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices.

The effect of changing these assumptions for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices to a range of reasonably possible alternative assumptions, would be to provide a range of £123m (2005: £87m) lower to £139m (2005: £121m) higher than the fair values recognised in the financial statements. The fair value of financial instruments is provided in Note 58 to the accounts.

Allowances for loan impairment

Allowances for loan impairment represent management’s estimate of the losses incurred in the loan portfolios as at the balance sheet date. Changes to the allowances for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of the impairment charge.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. The models are updated from time to time. However, experience suggests that the models are reliable and stable, stemming from the very large numbers of accounts from which the model building information is drawn. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these portfolios is £1,809m (2005: £1,254m) and amounts to 87% (2005: 80%) of the total impairment charge in 2006.

For larger accounts, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in this process. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken, case by case. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to larger accounts is £265m (2005: £320m) or 13% (2005: 20%) of the total impairment charge in 2006. Further information on impairment allowances is set out on pages 79 to 81.

104	Barclays PLC Annual Report 2006

Goodwill

Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the impairment review process requires the identification of independent operating units, by dividing the Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of an operating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. The most significant amounts of goodwill relate to the Absa and Woolwich acquisitions. The goodwill impairment testing performed in 2006 indicated that none of the goodwill was impaired.

Intangible assets

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold and have a finite useful life are amortised over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of circumstances, and judgement by the Bank’s management. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the assets’ or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arms-length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The most significant amounts of intangible assets relate to the Absa acquisition.

Retirement benefit obligations

The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually in accordance with the requirements of IAS 19.

The actuarial valuation is dependent upon a series of assumptions, the key ones being interest rates, mortality, investment returns and expense inflation. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. The returns on fixed interest investments are set to market yields at the valuation date (less an allowance for risk) to ensure consistency with the asset valuation. The returns on UK and overseas equities are set relative to fixed interest returns by considering the long-term expected equity risk premium. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset arising, for example, as a result of past over-funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions. To the extent that any unrecognised gains or losses at the start of the measurement year in relation to any individual defined benefit scheme exceed 10% of the greater of the fair value of the scheme assets and the defined benefit obligation for that scheme, a proportion of the excess is recognised in the income statement.

The Group’s IAS 19 pension deficit across all pension and post-retirement schemes as at 31st December 2006 was £817m (2005: £2,879m). This comprises net recognised liabilities of £1,719m (2005: £1,737m) and unrecognised actuarial gains of £902m (2005: losses of £1,142m). The net recognised liabilities comprises retirement benefit liabilities of £1,807m (2005: £1,823m) relating to schemes that are in deficit, and assets of £88m (2005: £86m) relating to schemes that are in surplus. The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2006 was £0.5bn (2005: £2.5bn). The estimated actuarial funding position of the main UK pension scheme as at 31st December 2006, estimated from the triennial valuation in 2004, was a surplus of £1.3bn (2005: £0.9bn). Cash contributions to the main UK scheme were £351m (2005: £354m).

Further information on retirement benefit obligations, including assumptions is set out in Note 35 to the accounts.

Barclays PLC Annual Report 2006	105

Intentionally Left Blank

106	Barclays PLC Annual Report 2006

2 Governance

Barclays PLC Annual Report 2006	107

Board and Executive Committee

Marcus Agius Chairman Age 60 Marcus joined the Board on 1st September 2006 and succeeded Matthew Barrett as Chairman from 1st January 2007. Marcus is the senior non-executive Director of the BBC and was Chairman of Lazard in London and a Deputy Chairman of Lazard LLC until 31st December 2006. He was formerly Chairman of BAA PLC, a position he held from 2002 until 20th December 2006. Marcus is Trustee to the Board of the Royal Botanic Gardens, Kew and Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. From 1st January 2007, Marcus became Chairman of the Board Corporate Governance and Nominations Committee and a member of the Board HR and Remuneration Committee. 1

Sir Richard Broadbent Senior Independent Director Age 53 Sir Richard joined the Board in September 2003. He was appointed Senior Independent Director on 1st September 2004. Sir Richard is Chairman of Arriva plc and was previously the Executive Chairman of HM Customs and Excise from 2000 to 2003. He was formerly a member of the Group Executive Committee of Schroders plc and a non-executive Director of the Securities Institute. Sir Richard is Chairman of the Board Risk Committee and, from 1st January 2007, Chairman of the Board HR and Remuneration Committee. He is also a member of the Board Corporate Governance and Nominations Committee. 2

Leigh Clifford Non-executive Director Age 59 Leigh joined the Board on 1st October 2004. Leigh has been a Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995 and was appointed Chief Executive of the Rio Tinto Group in 2000. He held various roles at Rio Tinto since joining in 1970, including Managing Director of Rio Tinto Limited and Chief Executive of the Energy Group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its Chairman from 1998 to 2000. He was formerly a Director of Freeport-McMoran Copper & Gold Inc. He is a member of the Board HR and Remuneration Committee. 3

Fulvio Conti Non-executive Director Age 59 Fulvio joined the Board on 1st April 2006. Fulvio is Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, a position he has held since May 2005. He became Chief Financial Officer of Enel SpA in 1999. Fulvio was formerly Chief Financial Officer and General Manager of Telecom Italia and between 1996 and 1998 was General Manager and Chief Financial Officer of Ferrovie dello Stato, the Italian national railway. From 1991 to 1993 he was head of the accounting, finance, and control department of Montecatini and was subsequently in charge of finance at Montedison-Compart, overseeing the financial restructuring of the group. Fulvio is a member of the Board Audit Committee. 4

Dr Danie Cronjé Non-executive Director Age 60 Danie joined the Board on 1st September 2005 following the acquisition by Barclays of a majority stake in Absa, where he is Chairman. Danie joined Absa in 1987 and was formerly Deputy Chief Executive and Group Chief Executive until 1997. He joined Volkskas in 1975 and held various positions in Volkskas Merchant Bank and Volkskas Group. Danie will retire as Chairman of Absa on 1st July 2007 and will leave the Absa Board on 31st July 2007. He is a member of the Board Risk Committee. 5

Professor Dame Sandra Dawson Non-executive Director Age 60 Sandra joined the Board in March 2003. She is currently KPMG Professor of Management Studies at the University of Cambridge and has been Master of Sidney Sussex College, Cambridge since 1999. She is also a Trustee of Oxfam and a member of the UK-India Round Table. Until September 2006, Sandra was Director of the Judge Business School at Cambridge, a position she had held since 1995. Sandra has held a range of non-executive posts in organisations including Rand Europe (UK), JP Morgan Fleming Claverhouse Investment Trust, and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Board. She is a member of the Board Audit Committee. 6

Sir Andrew Likierman Non-executive Director Age 63 Sir Andrew joined the Board on 1st September 2004. He was previously Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. He is Professor of Management Practice in Accounting at the London Business School and a non-executive Director of the Bank of England. Sir Andrew was formerly a non-executive Director and Chairman of MORI Group Limited. He is also a non-executive Director and Vice Chairman of the Tavistock and Portman NHS Trust and non-executive Chairman of Applied Intellectual Capital plc. Sir Andrew is a member of the Board Audit and Board Risk Committees. 7

Sir Nigel Rudd, DL

Deputy Chairman

Non-executive Director Age 60 Sir Nigel joined the Board in February 1996 and was appointed Deputy Chairman on 1st September 2004. He is non-executive Chairman of Pendragon PLC and Alliance Boots PLC and a non-executive Director of BAe Systems PLC and Sappi Limited. He is a member of the Board Corporate Governance and Nominations Committee and, until 31st December 2006, was Chairman of the Board HR and Remuneration Committee. Sir Nigel also chairs the Group’s Brand and Reputation Committee. 8

Stephen Russell Non-executive Director Age 61 Stephen joined the Board in October 2000 on completion of the acquisition of Woolwich plc. Stephen was Chief Executive of Boots Group PLC from 2000 until 2003, having worked for Boots since 1967. Stephen is a trustee of St. John’s Ambulance and Tommy’s the Baby Charity and is on the Council of Nottingham University. Stephen is Chairman of the Board Audit Committee and is a member of the Board Risk and Board Corporate Governance and Nominations Committees. 9

108	Barclays PLC Annual Report 2006

Sir John Sunderland Non-executive Director Age 61 Sir John joined the Board on 1st June 2005. He has been Chairman of Cadbury Schweppes PLC since May 2003. Sir John joined Cadbury Schweppes in 1968 and was appointed Chief Executive in September 1996. He is Deputy President of the CBI, having retired as President on 31st December 2006, and is a former President of both ISBA (the Incorporated Society of British Advertisers) and the Food and Drink Federation. Sir John is a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Advisory Board Member of Ian Jones & Partners and of Marakon Associates, and an Association Member of BUPA. He is a member of the Board HR and Remuneration and Board Corporate Governance and Nominations Committees. 10

John Varley

Group Chief Executive

Executive Director and member of Executive Committee Age 50 John was appointed as Group Chief Executive on 1st September 2004, prior to which he had been Group Deputy Chief Executive from 1st January 2004. He held the position of Group Finance Director from 2000 until the end of 2003. John joined the Executive Committee in September 1996 and was appointed to the Board in June 1998. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998. He is Chairman of Business Action on Homelessness, President of the Employers’ Forum on Disability and a member of the International Advisory Panel of the Monetary Authority of Singapore.

John is also a non-executive Director of AstraZeneca PLC and a Director of Ascot Racecourse. 11

Robert E Diamond Jr

President, Barclays PLC and CEO, Investment Banking and Investment Management

Executive Director and member of Executive Committee Age 55 Bob was appointed President of Barclays PLC and became an executive Director on 1st June 2005. He is responsible for the Investment Banking and Investment Management business for the

Group. He has been a member of the Executive Committee since September 1997. He joined Barclays in July 1996 from CSFB where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange. 12

Gary Hoffman

Group Vice-Chairman

Executive Director Age 46 Gary was appointed as Group Vice-Chairman in July 2006. He was formerly Chairman of UK Banking and of Barclaycard and prior to that was Chief Executive of Barclaycard. He joined the Board on 1st January 2004. As Group Vice-Chairman, Gary is accountable on the Board for a range of responsibilities including Corporate Responsibility, Public Policy, Equality and Diversity, leading the Group’s response to the FSA’s Treating Customers Fairly initiative, chairing the Group’s Governance and Control Committee and franchise health with customers, employees and communities. Gary joined the Group in 1982. Gary is also a non-executive Director of Trinity Mirror PLC. 13

Naguib Kheraj

Group Finance Director

Executive Director and member of Executive Committee Age 42 Naguib was appointed as Group Finance Director and joined the Board on 1st January 2004. He had previously held the positions of Chief Executive of Barclays Private Clients, Deputy Chairman of Barclays Global Investors, Global Head of Investment Banking and Global Chief Operating Officer at Barclays Capital. He joined the Executive Committee in March 2003. Before joining Barclays, he was a Managing Director and held the post of Chief Financial Officer for Europe at Salomon Brothers. Naguib is also a non-executive Director of Absa Group Limited. Naguib will leave the Board on 31st March 2007 and will be succeeded by Chris Lucas. 14

Christopher Lucas

Group Finance Director (from 1st April 2007)

Executive Director and member of Executive Committee from 1st April 2007 Age 46 Chris will join the Group and the Board from 1st April 2007 and will succeed Naguib

Kheraj as Group Finance Director. Chris joins Barclays from PricewaterhouseCoopers, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. He was Global Relationship Partner for Barclays for the 1999-2004 financial years and subsequently held similar roles for other global financial services organisations. Chris has worked across financial services for most of his career, including three years in New York as Head of the US Banking Audit Practice of PricewaterhouseCoopers. 15

Frederik (Frits) Seegers

Chief Executive, Global Retail and Commercial Banking

Executive Director and member of Executive Committee Age 48 Frits was appointed Chief Executive of Global Retail and Commercial Banking and became an executive Director on 10th July 2006. He is responsible for all Barclays retail and commercial banking operations globally, including UK Banking (Retail and Business), International Retail and Commercial Banking and Barclaycard. He is also a non-executive Director of Absa Group Limited. Frits joined the Board from Citigroup, where he previously held a number of senior positions, most recently CEO Global Consumer Group with a remit covering all retail operations in Europe, Middle East and Africa. He was also a member of the Citigroup Operating Committee and the Citigroup Management Committee. 16

Paul Idzik

Chief Operating Officer

Member of Executive Committee Age 46 Paul joined the Executive Committee and became Chief Operating Officer in November 2004. He is also Chairman of the Group Operating Committee. Paul was formerly Chief Operating Officer of Barclays Capital. He joined Barclays Capital in August 1999 following a career with Booz Allen & Hamilton, where he was a partner and senior member of the Financial Institutions Practice. 17

Barclays PLC Annual Report 2006	109

Directors’ report

Report of the Directors

Profit Attributable

The profit attributable to equity shareholders of Barclays PLC for the year amounted to £4,571m, compared with £3,447m in 2005.

Dividends

The final dividends for the year ended 31st December 2006 of 20.5p per ordinary share of 25p each and 10p per staff share of £1 each have been agreed by the Directors. The final dividends will be paid on 27th April 2007 in respect of the ordinary shares registered at the close of business on 9th March 2007 and in respect of the staff shares so registered on 31st December 2006. With the interim dividends of 10.5p per ordinary share and of 10p per staff share that were paid on 2nd October 2006, the total distribution for 2006 is 31p (2005: 26.6p) per ordinary share and 20p (2005: 20p) per staff share. The dividends for the year absorb a total of £1,973m (2005: £1,687m).

Dividend Reinvestment Plan

Ordinary shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The plan is available to all ordinary shareholders provided that they do not live in, and are not subject to the jurisdiction of, any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the plan and a mandate form should contact The Plan Administrator to Barclays at The Causeway, Worthing, BN99 6DA. Those wishing to participate for the first time in the plan should send their completed mandate form to The Plan Administrator so as to be received by 4th April 2007 for it to be applicable to the payment of the final dividend on 27th April 2007. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share Capital

The Company did not repurchase any shares during the year. As at 27th February 2007 (the latest practicable date for inclusion in this report), the Company had an unexpired authority to repurchase shares up to a maximum of 968.6 million ordinary shares.

The issued ordinary share capital was increased by 45.1million ordinary shares during the year as a result of the exercise of options under the Sharesave and Executive Share Option Schemes. At 31st December 2006 the issued ordinary share capital totalled 6,534,698,021 shares.

Substantial Shareholdings

Until 19th January 2007, persons with notifiable interests in the Company’s shares were required to notify the Company of such interests under sections 198 to 208 of the Companies Act 1985. As at 19th January 2007, the Company had been notified of the following notifiable interest in its shares:

Legal & General Group plc                    3.59%

On 20th January 2007 the Companies Act 1985 provisions in respect of substantial shareholdings were repealed and the Disclosure and Transparency Rules of the FSA came into force.

As at 27th February 2007, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holding of voting rights in its shares(a):

Legal & General Group plc                    3.70%.

This substantial shareholder does not have different voting rights from those of our other shareholders.

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the Board members are set out on pages 108 and 109. Frits Seegers was appointed as an executive Director with effect from 10th July 2006. Fulvio Conti and Marcus Agius were appointed as non-executive Directors with effect from 1st April 2006 and 1st September 2006 respectively. Sir David Arculus retired from the Board on 27th April 2006 and Robert Steel retired from the Board on 11th October 2006. Matthew Barrett and David Roberts left the Board on 31st December 2006.

Chris Lucas will join the Board as Group Finance Director on 1st April 2007 and Naguib Kheraj will leave the Board on 31st March 2007.

Retirement and Re-election of Directors

In accordance with its Articles of Association, one-third (rounded down) of the Directors of Barclays PLC are required to retire by rotation at each Annual General Meeting (AGM), together with Directors appointed by the Board since the last AGM. The retiring Directors are eligible to stand for re-election. In addition, under the UK Combined Code on Corporate Governance (the Code), every Director should seek re-election by shareholders at least every three years.

The Directors retiring by rotation at the 2007 AGM and offering themselves for re-election are Stephen Russell, Leigh Clifford, Sir Andrew Likierman and John Varley. Sir Nigel Rudd retires annually in accordance with the Code and is offering himself for re-election. In addition, Frits Seegers and Marcus Agius, who were appointed as Directors since the last AGM, will be offering themselves for re-election at the 2007 AGM. Chris Lucas, who will join the Board on 1st April 2007, will also offer himself for re-election at the 2007 AGM.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2006, according to the register maintained under the Companies Act 1985, are shown on page 136. The register is available for inspection during business hours at the Group’s head office and will be available for inspection at the 2007 AGM.

Note

(a)	In addition, on 19th March 2007, the Company was notified that Lloyds TSB Group plc held voting rights over 343,955,194 of its shares, amounting to 5.26% of the total voting rights.

110	Barclays PLC Annual Report 2006

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the Remuneration report on pages 121 to 136 and in Note 46 to the accounts.

Directors’ Indemnities

The Board believes that it is in the best interests of the Group to attract and retain the services of the most able and experienced Directors by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the applicable statutory provisions. Qualifying third-party indemnity provisions (as defined by section 309B of the Companies Act 1985) were accordingly in force during the course of the financial year ended 31st December 2006 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Activities

Barclays PLC Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates through branches, offices and subsidiaries in the UK and overseas.

Community Involvement

The total commitment for 2006 was £46.5m (2005: £39.1m).

The Group committed £39.6m in support of the community in the UK (2005: £35.3m) and £6.9m was committed in international support (2005: £3.8m). The UK commitment includes £35.2m of charitable donations (2005: £16.7m).

Barclays is a member of the Percent Club – a group of companies that have undertaken to ensure that donations to the community over time amount to at least 1% of their UK pre-tax profit.

Barclays has an extensive community programme covering many countries around the world. The Group provides funding and support to over 8,279 charities and voluntary organisations, ranging from small, local charities, like Passage (UK), to international organisations like Unicef. We also have a very successful employee programme which in 2006 saw more than 33,000 employees and pensioners worldwide taking part in Barclays supported volunteering, giving and fundraising activities. Further information on our community involvement is given on pages 139 and 142.

Political Donations

The Group did not give any money for political purposes in the UK nor did it make any donations to EU political organisations or incur any EU political expenditure during the year. Absa Group Limited, in which the Group acquired a majority stake in 2005, made donations totalling £212,729 in 2006 (2005: £224,400) in accordance with its policy of making political donations to the major South African political parties to support the development of democracy in South Africa. The Group made no other political donations in 2006.

At the AGM in 2006, shareholders gave a limited authority for Barclays PLC and Barclays Bank PLC to make political donations and incur political expenditure, within an agreed limit, as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. This was a renewal of an authority given by shareholders in 2002. These authorities, which have not been used, expire on 26th April 2007. The risk of inadvertently breaching The Political Parties, Elections and Referendums Act 2000 remains and the Directors consider it prudent to seek a renewal of the authority given by shareholders for Barclays Bank PLC. A resolution to authorise Barclays Bank PLC to make political donations and incur political expenditure up to a maximum aggregate sum of £125,000 is therefore being proposed at the Barclays PLC 2007 AGM.

Employee Involvement

Barclays is committed to ensuring that employees share in the success of the Group. Staff are encouraged to participate in share option and share purchase schemes and have a substantial sum invested in Barclays shares.

Employees are kept informed of matters of concern to them in a variety of ways, including the corporate news magazines, intranets, briefings and mobile phone SMS messaging. These communications help achieve a common awareness among employees of the financial and economic factors affecting the performance of Barclays.

Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues that are important to them. An annual (bi-annual in the case of BGI) Employee Opinion Survey is undertaken with results being reported to the Board HR and Remuneration Committee and all employees. Roadshows and employee forums also take place.

In addition, Barclays undertakes regular and formal Group, business unit and project specific consultations with Amicus, our recognised union in the UK.

Equality and Diversity

The diversity agenda at Barclays seeks to include customers, colleagues and suppliers. Our objective is to recruit and retain the best people, regardless of (but not limited to) race, religion, age, gender, sexual orientation or disability. We strive to ensure our workforce reflects the communities in which we operate, and the international nature of the organisation. We recognise that diversity is a key part of responsible business strategy in support of our increasingly global business.

Barclays is committed to providing additional support to employees with disabilities and making it easier for them to inform us of their specific requirements including the introduction of a dedicated intranet site. Through our Reasonable Adjustments Scheme, appropriate assistance can be given, including both physical workplace adjustments, and relevant training and access to trained mentors is also provided for disabled employees. A wide range of recruitment initiatives have been taken to increase the number of people with disabilities working in Barclays.

Health and Safety

Barclays is committed to ensuring the health, safety and welfare of our employees and, so far as is reasonably practicable, to providing and maintaining safe working conditions. Barclays regards legislative compliance as a minimum and where appropriate we seek to implement higher standards. Barclays also recognises its responsibilities towards all persons on Barclays premises, such as contractors, visitors and members of the public, and ensures, so far as is reasonably practicable, that they are not exposed to risks to their health and safety.

In 2006 Barclays reviewed its Statement of Commitment which applies in all business areas in which Barclays has operational control. In this statement, Barclays commits to:

•	demonstrate personal leadership that is consistent with this vision;

•	provide the appropriate resources to fulfil this commitment;

•	carry out risk assessments and take appropriate actions to mitigate risk;

•	consult our employees on matters affecting their Health and Safety;

•	ensure that appropriate information, instruction, training and supervision are provided;

•	appoint competent persons to provide specialist advice; and

•	review Barclays Health and Safety Group Process, and the Statement of Commitment, at regular intervals.

Barclays PLC Annual Report 2006	111

Directors’ report

Barclays monitors its health and safety performance using a variety of measurements on a monthly basis and the Board HR and Remuneration Committee receives annual reports on health and safety performance from the Human Resources Director. As part of its Partnership Agreement with trade union Amicus in the UK, Barclays funds seven full time Health and Safety Representatives.

Creditors’ Payment Policy

Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, promptly. Normal policy is to pay all small business purchases within 30 days. It is the Group’s practice to agree terms with suppliers when entering into contracts. We negotiate with suppliers on an individual basis and meet our obligations accordingly. The Group does not follow any specific published code or standard on payment practice.

Paragraph 12(3) of Schedule 7 of the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared in accordance with International Financial Reporting Standards. The components for the trade creditor calculation are not easily identified. However, by identifying as closely as possible the components that would be required if Schedule 4 of the Companies Act applied, the trade creditor payment days for Barclays Bank PLC for 2006 were 28 days (2005: 35 days). This is an arithmetical calculation and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

Financial Instruments

The Group’s financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out in pages 63 to 90 under the headings, ‘Barclays approach to risk management’, ‘Credit Risk Management’, ‘Market risk management’, ‘Capital and liquidity risk management’ and ‘Derivatives’ and in Note 14 and Notes 52 to 57 to the accounts.

Events after the Balance Sheet Date

On 19th January 2007 Barclays announced that it entered into an agreement to purchase EquiFirst Corporation, the non-prime mortgage origination business of Regions Financial Corporation, for a consideration of approximately US$225m. Completion, which is subject to receipt of the required licences and applicable regulatory approval, as well as a post-closing adjustment based on EquiFirst’s balance sheet at the actual completion date, is expected in the first half of 2007.

On 8th February 2007 Barclays completed the acquisition of Indexchange Investment AG from Bayerische Hypo-und Vereinsbank for a consideration of approximately €240m.

The Auditors

The Board Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on pages 117 and 118 and Note 9 to the accounts. Having reviewed the independence and effectiveness of the external auditors, the Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed. PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2007 AGM.

So far as each of the Directors are aware, there is no relevant audit information of which the Company’s auditors are unaware. Each of the Directors has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. For these purposes, ‘relevant audit information’ means information needed by the Company’s auditors in connection with preparing their report.

The Annual General Meeting

The Barclays PLC AGM will be held at The Queen Elizabeth II Conference Centre on Thursday 26th April 2007. The Notice of Meeting is included in a separate document sent to shareholders with this report. A summary of the resolutions being proposed at the 2007 AGM is set out below:

Ordinary Resolutions

•	To receive the Directors’ and Auditors’ Reports and the Audited Accounts for the year ended 31st December 2006.

•	To approve the Remuneration report for the year ended 31st December 2006.

•	To re-elect the following Directors:

–	Marcus Agius;

–	Frits Seegers;

–	Chris Lucas;

–	Stephen Russell;

–	Leigh Clifford;

–	Sir Andrew Likierman;

–	John Varley; and

–	Sir Nigel Rudd.

•	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.

•	To authorise the Directors to set the remuneration of the auditors.

•	To authorise Barclays Bank PLC to make political donations.

•	To renew the authority given to the Directors to allot securities.

Special Resolutions

•	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.

•	To renew the Company’s authority to purchase its own shares.

•

To adopt new Articles of Association to allow the Company to take advantage of the new provisions of the Companies Act 2006 which enable companies to communicate electronically or via a website with all shareholders.

This is only a summary of the business to be transacted at the meeting and you should refer to the Notice of Meeting for full details.

By order of the Board

Lawrence Dickinson

Company Secretary

8th March 2007

112	Barclays PLC Annual Report 2006

Corporate governance

Corporate governance report

Chairman’s Introduction

I am pleased to present my first Corporate Governance report as Chairman of Barclays. We report to you below, as we are required to do, on how we have complied with the UK Combined Code on Corporate Governance in 2006. Good corporate governance is, however, more than a mere statement of compliance. It should aim to set the highest standards which should permeate the entire organisation and everything it does. Barclays has a strong ethos of corporate governance, endorsed and upheld by the Board. I see it as a key part of my role as Chairman to maintain the highest standards of corporate governance and to ensure that we seek compliance with best practice provisions wherever possible. I am indebted to my predecessor as Chairman, Matthew Barrett, for the strong legacy I have inherited. Our corporate governance framework, published in ‘Corporate Governance in Barclays’, is a comprehensive statement of our values and how we put them into practice at Barclays. We review this statement annually to ensure it remains relevant and current and you can find a copy on our website at www.investorrelations.barclays.com.

Marcus Agius
Chairman
8th March 2007

Statement from Barclays PLC Board of Directors

For the year ended 31st December 2006, we have complied with the provisions set out in section 1 of the UK Combined Code on Corporate Governance (the Code) and applied the principles of the Code as described below. The Code was revised with effect from 1st November 2006 and the revised Code applies to Barclays with effect from 1st January 2007.

Board Structure and Composition

At the date of this report, the Board is comprised of the Chairman, five executive Directors and nine non-executive Directors. The roles of Chairman and Chief Executive are separate and each has clearly defined responsibilities. The Chairman’s main role is to lead and manage the work of the Board to ensure that it operates effectively, provides appropriate challenge and support for the executive management and fully discharges its legal and regulatory responsibilities. The Group Chief Executive is responsible for the day to day management of the Group, for leading the executive Directors, for recommending strategy to the Board and for making and implementing operational decisions. The Chairman’s role is described fully in our ‘Charter of Expectations’, which sets out the role profile for each of the main positions on the Board, including the Chairman, Deputy Chairman, Senior Independent Director and Committee Chairmen. The Charter of Expectations can be found at www.investorrelations.barclays.com.

Our aim is to have a Board that has an appropriate balance of skills and experience to support our strategy. In line with the recommendations of the Code, at least half the Board, excluding the Chairman, are independent non-executive Directors. The current balance between executive and non-executive Directors is illustrated in the chart. Further details of the Board’s assessment of the independence of non-executive Directors can be found on page 115.

Balance of non-executive and executive Directors

Sir Richard Broadbent continued as Senior Independent Director during the year. The role of Senior Independent Director is important in providing an additional contact for major shareholders and in monitoring the performance of the Chairman. We have set out what we expect of the role in our Charter of Expectations. During 2006, Sir Richard met with a number of institutional shareholders and shareholder bodies to discuss their views on the Group. He also led the Chairman’s performance evaluation process, consulting with the other non-executive Directors.

We made a number of changes to the Board during the year. Frits Seegers joined the Board in July 2006 to head our Global Retail and Commercial Banking businesses. As part of this realignment of our operations, we announced that David Roberts would leave the Board in late 2006 and that Gary Hoffman had been appointed as Vice-Chairman. One of Gary’s key responsibilities is leading our corporate responsibility agenda. In September 2006, we announced that Matthew Barrett would retire as Chairman at the end of 2006 and that Marcus Agius would succeed him as Chairman. Marcus joined the Board on 1st September 2006 as a non-executive Director. He became Chairman on 1st January 2007 and was independent on appointment.

Barclays PLC Annual Report 2006	113

Corporate governance

Corporate governance report

Fulvio Conti, Chief Executive of Enel SpA, the Italian energy company, joined the Board in April 2006 and brings to the Board both international experience and financial expertise; Fulvio was previously Chief Financial Officer of Enel SpA. Sir David Arculus retired as a non-executive Director in April 2006, having served for nine years, and Robert Steel resigned from the Board in October 2006 in order to take up a senior position in the US Treasury.

We review the balance and composition of our Board and its principal Committees regularly to ensure that we have an appropriate balance and a good mix of skills and experience. We also consider the need to refresh the Board and Committees.

Length of tenure of non-executive Directors

Geographical mix (main experience) of non-executive Directors

Role of the Board

The Board is responsible to shareholders for creating and sustaining shareholder value through the management of the Group’s businesses. It is also responsible for ensuring that management maintain a system of internal control that provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. The Board is the decision-making body for all matters deemed material to the Group in strategic, financial and reputational terms.

The Board has a formal schedule of matters reserved for its decision, including the approval of interim and final financial statements, significant changes in accounting policy and practice, the appointment or removal of Directors or the Company Secretary, changes to the Group’s capital structure and major acquisitions, mergers, disposals and capital expenditure. Further details of the matters reserved to the Board can be found in the document, ‘Corporate Governance in Barclays’.

Specific responsibilities have been delegated to Board Committees, which have access to independent expert advice at the Group’s expense. The terms of reference of our principal Board Committees are available at www.investorrelations.barclays.com. The principal Board Committees and their activities during 2006 are described on pages 116 to 119.

Responsibility for the day to day management of the Group is delegated to the Group Chief Executive, who is supported by the Group Executive

Committee, which he chairs. The Committee meets weekly to develop strategies and policies for recommendation to the Board and to implement approved strategy.

Attendance at Board and Board Committee meetings

All Directors are expected to attend each Board meeting and each meeting of Board Committees of which they are members, unless there are exceptional circumstances that prevent them from doing so. Meeting dates are generally set well in advance to enable Directors to manage their other commitments. On the few occasions where a Director is unable to attend a particular meeting, he or she will usually discuss the matters to be considered with the Chairman of the meeting to ensure their views are taken into account.

All Directors invested the time required in 2006 to discharge their responsibilities to the Board and, in the case of non-executive Directors, they each met the time commitment expected of them as set out in our Charter of Expectations. All Directors, including the Chairman, must report any material change in their circumstances to the Board for consideration. Executive Directors are permitted to serve on one other listed company board in addition to their duties at Barclays and such appointments must be submitted to the Board for prior approval. The significant other commitments of Directors are reported in their biographies on pages 108 and 109.

Board Meetings

Director	Number of meetings eligible to attend in 2006	Number of meetings attended in 2006
Matthew W Barrett	8	8
Marcus Agius (from 1st September 2006)	3	3
Sir David Arculus (to 27th April 2006)	3	3
Sir Richard Broadbent	8	8
Leigh Clifford	8	6
Fulvio Conti (from 1st April 2006)	6	6
Dr Danie Cronjé	8	8
Professor Dame Sandra Dawson	8	8
Robert E Diamond Jr	8	8
Gary Hoffman	8	8
Naguib Kheraj	8	8
Sir Andrew Likierman	8	8
David Roberts	8	8
Sir Nigel Rudd	8	8
Stephen Russell	8	8
Frits Seegers (from 10th July 2006)	4	3
Robert Steel (to 11th October 2006)	6	5
Sir John Sunderland	8	7
John Varley	8	8

Eight full Board meetings took place in 2006 and the table sets out each Director’s attendance record. The meetings included a full day offsite meeting, devoted to review and approval of Group strategy. The Chairman usually meets privately with all the non-executive Directors prior to each Board meeting to brief them on the business to be considered and to hear any concerns they may have. Eight such meetings took place in 2006. In addition to the eight full meetings held in 2006, two additional Board meetings were held, involving the Chairman, Group Chief Executive and non-executive Directors only, to consider the respective appointments of Frits Seegers and Marcus Agius to the Board. The additional meeting to consider the appointment of Marcus Agius was chaired by Sir Nigel Rudd.

114	Barclays PLC Annual Report 2006

Regular items for Board meetings include the Finance Director’s Report, the Group Chief Executive’s Report on the key issues affecting the Group and operational performance, strategy updates from the main businesses or functions and reports from each of the principal Board Committees. Strategy execution updates presented in 2006 included UK Retail Banking, International Retail and Commercial Banking, Barclays Capital, Barclaycard, Barclays Global Investors and UK Business Banking. The Board also received strategy updates from the Chief Information Officer and a report on the integration of Absa. Updates are also provided on the Group’s strategy and business in key global regions. The chart sets out how the Board allocated its time at its meetings during 2006.

Board allocation of time

It is part of the Chairman’s role to ensure that Directors receive accurate, timely and clear information about the Group’s performance, to enable the Board to take sound decisions, to monitor effectively and to provide advice to promote the success of the Group. The Chairman works closely with the Company Secretary to ensure that information flows to Directors promptly. Supporting papers for Board and Board Committee meetings are generally distributed at least one week in advance of each meeting. During the year, a Directors’ Intranet was launched, which enables all Directors to access electronic copies of Board papers, reports, minutes and other key documents quickly and securely via a dedicated private network. In addition, all Directors have access to the services of the Company Secretary and his team, who, amongst other things, facilitate information requests and meetings for non-executive Directors with senior management. Independent professional advice is also available, on request, to all Directors at the Company’s expense.

Board Effectiveness

We conduct an annual review of the Board’s performance, which covers the effectiveness of the Board, Board Committees and individual Directors. Following the 2005 Board Effectiveness Review, the Board concluded that it was operating effectively. An action plan was put together to address those areas where the Board felt that some improvements could be made. The actions were primarily focused on ensuring that the Board gained a deeper understanding of the Group’s competitive position and the health of the customer franchise. As a result, improvements were made to the competitor monitoring and customer franchise health reports received by the Board. The Board Corporate Governance and Nominations Committee monitored the progress of the action plan during 2006.

For our 2006 Board Effectiveness Review, we again asked Egon Zehnder International independently to facilitate the evaluation process. This took the form of a detailed questionnaire completed by each Director and supplementary individual interviews, including peer evaluation of fellow Directors. The results of the evaluation were presented to the Board in December 2006 and the Board concluded that it continues to operate effectively. Areas to be covered in the action plan for 2007 include the provision of additional training on risk issues, including risk management and measurement, and continued work on agenda management to ensure there is sufficient time for rigorous debate and exchange of ideas.

Appointment of Directors

The Board Corporate Governance and Nominations Committee is responsible for overseeing the process for appointing new Directors to the Board and it reports on its activities during 2006 on page 120. The process for nominating Directors for appointment is set out in ‘Corporate Governance in Barclays’.

Induction and Training

All new Directors receive a comprehensive induction, tailored to their individual requirements, when they join the Board or a Board Committee. The induction is arranged by the Company Secretary and includes training on Directors’ duties and responsibilities in addition to meetings with the heads of all the major businesses and functions. Training is normally delivered over the initial six-month period following the Director’s appointment. On an ongoing basis, the Company Secretary facilitates additional training and updates for Directors on particular issues, such as Sarbanes-Oxley and Basel II. A two-year programme of business training for non-executive Directors began in 2006, with non-executive Directors attending sessions hosted by International Retail and Commercial Banking and UK Business Banking. Further sessions are planned for 2007.

We also aim to hold some of our Board meetings away from our global headquarters to allow Directors the opportunity to meet our frontline staff and to see our operations at first hand. During 2006, a Board meeting was held at our Barclaycard headquarters in Northampton and further offsite visits will be made in 2007. In addition, non-executive Directors are encouraged to make site visits individually or to liaise with senior management on particular areas of interest.

Re-election of Directors

All Directors are required to seek re-election at least every three years in accordance with the recommendations of the Code. Sir Nigel Rudd, who has served on the Board since 1996, seeks re-election annually as recommended by the Code. Details of Directors proposed for re-election at the 2007 Annual General Meeting (AGM) are given in the Directors’ Report on page 110 and in the Notice of Meeting, which is included separately with the Annual Report.

Independence of non-executive Directors

The Code set outs circumstances which may appear relevant to the Board’s determination of whether a non-executive Director is independent. The Board has also concluded that the following behaviours are essential for the Board to consider a Director to be independent and assesses each non-executive Director against these criteria:

•	Provides objective challenge to management.

•	Is prepared to challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation.

•	Questions intelligently, debates constructively, challenges rigorously and decides dispassionately.

•	Is willing to stand up to defend their own beliefs and viewpoints in order to support the ultimate good of the organisation.

•	Has a good understanding of the organisation’s businesses and affairs to enable them to properly evaluate the information and responses provided by management.

The Board considers the issue of independence on an annual basis. The Board reviewed the independence of non-executive Directors in February 2007 and concluded that each of them continues to demonstrate the behaviours it considers to be essential indicators of independence. In the case of Sir Nigel Rudd, the Board considered the length of his tenure on the Board when assessing his independence. However, the Board concluded that he continued to demonstrate the independent behaviours set out above and that his length of tenure was actually an aid to his independence, given his knowledge and experience of the Group. In the

Barclays PLC Annual Report 2006	115

Corporate governance

Corporate governance report

case of Dr Danie Cronjé, the Board gave particular consideration to his position as Chairman of Absa when assessing his independence, but has determined that, as Dr Cronjé demonstrates the above behaviours, he should be regarded as independent.

Board Committees

The Board has four principal Board Committees, each of which reports on its activities below. Board Committee members are appointed by the Board on the recommendation of the Board Corporate Governance and Nominations Committee, which reviews the composition of each Committee regularly. Committee members are expected to attend each Committee meeting, unless there are exceptional circumstances that prevent them from doing so. The Company Secretary, Lawrence Dickinson, is secretary to the Board Audit Committee, Board Corporate Governance and Nominations Committee and Board Risk Committee and the Deputy Secretary, Patrick Gonsalves, is Secretary to the Board HR and Remuneration Committee.

Board HR and Remuneration Committee

Member	Number of meetings eligible to attend in 2006	Number of meetings attended in 2006
Sir Nigel Rudd (Chairman to 31st December 2006)	4	4
Sir Richard Broadbent (Chairman from 1st January 2007)	4	4
Marcus Agius (from 1st January 2007)	n/a	n/a
Sir David Arculus (to 27th April 2006)	1	1
Leigh Clifford	4	3
Sir John Sunderland	4	4

The Committee met four times in 2006 and the table sets out Committee members’ attendance. The Committee was chaired by Sir Nigel Rudd during 2006, who stepped down from the Committee on 31st December 2006. Sir Richard Broadbent became Chairman on 1st January 2007. Marcus Agius joined the Committee on 1st January 2007, following the revisions made to the Code to permit the Chairman of the Board to be a member of the Committee, provided he or she is independent on appointment.

Board HR and Remuneration Committee allocation of time

The chart shows how the Committee allocated its time at its meetings in 2006. The Committee’s role and its activities during 2006 are described more fully in the Remuneration report, which can be found on pages 121 to 136.

In late 2006, the Committee carried out a review of its effectiveness as part of the overall Board Effectiveness Review. The review concluded that the Committee is operating effectively.

Board Corporate Governance and Nominations Committee

Member	Number of meetings eligible to attend in 2006	Number of meetings attended in 2006
Matthew W Barrett (Chairman to 31st December 2006)	5	5
Marcus Agius (member and Chairman from 1st January 2007)	n/a	n/a
Sir David Arculus (to 27th April 2006)	1	1
Sir Richard Broadbent	5	5
Sir Nigel Rudd	5	5
Stephen Russell	5	4
Sir John Sunderland (from 1st September 2006)	1	1

The Committee met five times in 2006, including two meetings to deal exclusively with the appointment of the new Chairman. The table sets out Committee members’ attendance at meetings in 2006. The Committee consists of the Chairman, the Deputy Chairman, the Senior Independent Director and the Chairmen of the main Board Committees. Other Directors may be appointed by the Board to the Committee, provided it always has a majority of independent non-executive Directors, and Sir John Sunderland was appointed to the Committee in September. The Chairman of the Board chairs the Committee, except when the Committee is considering the Chairman’s succession, in which case the Deputy Chairman takes the chair. The Group Chief Executive, while not a member of the Committee, attends meetings at the request of the Chairman. Matthew Barrett chaired the Committee during 2006 until his retirement on 31st December 2006. Marcus Agius was appointed to the Committee from 1st January 2007 and as Chairman of the Committee from the same date.

The Committee’s role is set out in its terms of reference, which are available at www.investorrelations.barclays.com.

Board Corporate Governance and Nominations Committee allocation of time

The chart sets out how the Committee allocated its time during 2006.

During 2006, the Committee regularly reviewed Board Committee composition to ensure that the Committees continued to have strong and balanced representation. It recommended the appointment of Fulvio Conti to the Board Audit Committee in order to bring additional financial expertise to that Committee. It also recommended the appointment of Sir Richard Broadbent as Chairman of the Board HR and Remuneration Committee in succession to Sir Nigel Rudd and, following changes to the Code, recommended the appointment of Marcus Agius to that Committee. The Committee received regular reports on the progress of the action plan arising from the 2005 Board Effectiveness Review and monitored the completion of the actions on behalf of the Board. It also received updates on changes in corporate governance best practice and developments in company law, particularly the new statement of Directors’ Duties contained in the Companies Act 2006.

116	Barclays PLC Annual Report 2006

The main area of focus for the Committee in 2006 was the process of identifying and appointing a successor to Matthew Barrett as Chairman. Sir Nigel Rudd led the Committee during this process and he reports on it separately below. The Committee also received a report from the Group Chief Executive on executive succession planning.

Chairman’s Succession

During 2006, I was tasked with leading the Committee in the process of selecting and recommending a successor to Matthew Barrett as Chairman. On behalf of the Committee, I engaged a firm of external recruitment consultants to identify potential candidates against the specification for the role set out in the Chairman’s role profile and the criteria we had established. We particularly wanted candidates with a good understanding of the financial services industry and proven ability as Chairman of a large publicly quoted company, whether in the UK or globally.

The Committee reviewed a short-list of internal and external candidates. Marcus Agius emerged as the candidate with the experience and capability to succeed Matthew Barrett as Chairman. I facilitated a series of meetings between Marcus, the Group Chief Executive and members of the Committee before the Committee recommended to the Board that we proceed with his appointment. Marcus then met with other Directors and I am delighted that the Board accepted the Committee’s recommendation to appoint him as Chairman.

I would like to record my thanks to Matthew Barrett for his assistance in ensuring a smooth transition to the new leadership team. In Marcus Agius I believe we have found a worthy successor as Chairman. He has a proven track record in financial services and as Chairman of a major public company and I look forward to working with him and supporting him in 2007.

Sir Nigel Rudd, DL

Deputy Chairman

8th March 2007

In late 2006, the Committee carried out a review of its effectiveness as part of the overall Board Effectiveness Review. The review concluded that the Committee continues to operate effectively.

Board Audit Committee

Member	Number of meetings eligible to attend in 2006	Number of meetings attended in 2006
Stephen Russell (Chairman)	8	8
Fulvio Conti (from 1st September 2006)	3	3
Professor Dame Sandra Dawson	8	7
Sir Andrew Likierman	8	8
Robert Steel (to 11th October 2006)	6	5

The Committee met eight times in 2006 and the table sets out Committee members’ attendance. Fulvio Conti was appointed to the Committee in September and Robert Steel left the Committee on resigning from the Board in October. Sir Andrew Likierman continued in his role as designated ‘financial expert’ as defined by the US Sarbanes-Oxley Act of 2002, is independent as defined by Rule 10A-3 of the Securities Exchange Act and has ‘recent and relevant financial experience’ as recommended by the Code. The Board’s assessment is based on Sir Andrew’s accounting background and his career with HM Treasury, further details of which can be found in his biography on page 108. Fulvio Conti, who has held a number of Chief financial Officer positions during his career, brings additional, relevant financial experience to the Committee.

Board Audit Committee allocation of time

The chart sets out how the Committee allocated its time at its meetings during 2006.

A typical meeting of the Committee includes a report on control issues of Group level significance, along with an in-depth review of the control environment at one of the Group’s major businesses and progress reports on any particular aspects of the Group’s control environment that may have been requested by the Committee. It also includes a report on the non-audit services provided by the auditor, an update on regulatory compliance issues and any whistleblowing incidents and a report from the Barclays Director of Internal Audit, including a private session held without management present.

Stephen Russell, the Chairman of the Committee, reports on the Committee’s activities in more detail below.

Board Audit Committee Chairman’s Statement

I am pleased to report to you on the Committee’s activities in 2006. We met eight times in 2006. We also met privately with the external and internal auditors after five of our meetings.

Our responsibilities as your Board Audit Committee are set out in the Committee’s terms of reference, which are available at www.investorrelations.barclays.com. I have set out below some of the key activities of the Committee in 2006.

External Auditors

Our responsibilities include approving and reviewing the appointment and retirement of the external auditors and overseeing their relationship with the Group. In late 2006, we carried out our annual evaluation of the effectiveness of the external auditors, using an evaluation questionnaire, which was completed by senior members of the Finance function. The results of the effectiveness review were considered at our meeting in February 2007.

Barclays PLC Annual Report 2006	117

Corporate governance

Corporate governance report

We also continued to monitor the independence of the external auditors.
We have in place a policy on the provision of non-audit services by the external auditors and we received regular reports throughout the year on the nature and amount of the non-audit services provided. Under the policy, we have agreed which services the external auditors are allowed to carry out on behalf of the Group and which ones they are prohibited from doing. Prohibited services include bookkeeping or other services related to the Group’s accounting records or financial statements, financial information systems design and implementation, internal audit outsourcing, management functions or other secondments, human resource functions, legal and expert services and tax services that involve advocacy. Any allowable non-audit services require the pre-approval of the Committee or a member of the Committee before they can be carried out. For these allowable services, the Committee has pre-approved all assignments where the expected fee does not exceed £100,000, or
£10,000 in the case of certain taxation services, although such assignments must be reported to the next meeting of the Committee. Any assignment where the expected fee is above the relevant threshold requires specific approval from the Committee. Where any service requires approval from the Committee, management must give details of the other potential providers that were considered. A breakdown of the fees paid to the external auditors during the year is set out on page 167.

For the year ended 31st December 2006, we concluded that the external auditors remain independent and are effective. We have therefore recommended to the Board that it proposes the reappointment of the external auditors to shareholders at the 2007 AGM.

Relationship with internal audit and monitoring control issues

As part of our task of monitoring the effectiveness of the internal audit function, the Director of Internal Audit, who has a functional reporting line to the Committee, attended six Committee meetings in 2006. I received a monthly report from the Director of Internal Audit, which covered key performance indicators and a trend analysis of internal audit findings. At four Committee meetings in 2006, we reviewed the progress of the internal audit plan and in December we held a separate meeting to consider and agree the internal audit plan for 2007.

Throughout the year, we regularly reviewed the level of resources allocated to the internal audit function to ensure that the internal audit plan could be delivered as part of our overall monitoring of the effectiveness of the internal audit function.

During the year, we reviewed regular reports on control issues of Group level significance, including details of any remediation action being taken. We also received a number of in-depth reports from some of the
Group’s main business areas and functions on their control environment, with presentations from Absa, UK Retail Banking, Barclaycard, Barclays
Wealth and the Chief Information Office. Our aim is to review in detail the control environment at each of the Group’s main businesses and operations over a rolling two-year period. In addition, in 2006 we undertook a wider overall review of the Group’s Control Environment, including consideration of key trends over the past three years.

Financial Reporting

We reviewed the Group’s annual and interim financial statements and trading updates, including reviewing the effectiveness of the Group’s disclosure controls and procedures and systems of internal control as appropriate.

We also monitored throughout the year the Group’s preparations for reporting under s404 of the US Sarbanes-Oxley Act of 2002, under which the external auditors need to attest to the effectiveness of the
Group’s systems of internal controls over financial reporting. We received a progress report at each of our meetings on the status of the
Group’s preparations for s404.

For the disclosures made in the 2006 Annual Report, we reviewed the report of the Disclosure Committee and the Turnbull attestations made by all Business Heads, and have concluded and reported to the Board for its approval that the Group has maintained effective disclosure controls and procedures and that management has continued to operate an effective system of internal control.

Regulatory Compliance and Whistleblowing Procedures

We reviewed the arrangements established by management for
compliance with the requirements of the Group’s regulators, receiving a semi-annual report on compliance issues. In particular this year we have spent time reviewing the Group’s controls over fraud and financial crime and are responsible for reviewing the fraud risk control framework annually. We also reviewed the Group’s sanctions compliance
arrangements during the year.

We received regular reports on the effectiveness of the Group’s whistleblowing arrangements, as well as reports on any specific instances of whistleblowing. We are responsible for reviewing the
Group’s whistleblowing process annually.

Committee Effectiveness

In late 2006, we carried out a review of our effectiveness as part of the overall Board Effectiveness Review. The review concluded that the
Committee continues to operate effectively.

Signed on behalf of the Board Audit Committee

Stephen Russell
Chairman, Board Audit Committee
8th March 2007

Board Risk Committee

Member	Number of meetings eligible to attend in 2006	Number of meetings attended in 2006
Sir Richard Broadbent (Chairman)	4	4
Dr Danie Cronjé	4	4
Sir Andrew Likierman	4	4
Stephen Russell	4	4

The Committee met four times in 2006 and the table sets out Committee members’ attendance.

The role of the Committee is to review and to recommend to the Board the Group’s overall risk appetite, setting limits for individual types of risk, including credit and market risk. The Committee also considers material changes to risk appetite and monitors the Group’s risk profile, including risk trends and concentrations, loan impairment experience against budget and key performance indicators for risk. The Committee also seeks assurance that the principal risks facing the Group have been properly identified and are being appropriately managed. In order to assess the effectiveness of the Group’s risk control framework, the Committee regularly reviews the Group’s risk measurement systems and receives reports from management confirming that they have reviewed the Group’s risk control standards. The Committee is also responsible for approving certain policy statements required by the FSA. An overview of the Group’s risk management and control framework can be found on pages 64 to 70.

118	Barclays PLC Annual Report 2006

During 2006, the Committee reviewed the Group’s preparations for Basel II, receiving a report on progress at each meeting. It also reviewed key risk issues, including an in-depth review of the Group’s personal lending impairment experience and received presentations on tax risk and the credit control environment in our UK Business Banking operations. The Committee also reviewed the comparative risk stance taken by the Group in particular risk areas, such as mortgage underwriting, market risk and commercial property lending.

The Committee’s responsibilities are set out in its terms of reference, which are available at www.investorrelations.barclays.com.

Board Risk Committee allocation of time

The chart sets out how the Committee allocated its time at its meetings during 2006.

In late 2006, the Committee carried out a review of its effectiveness as part of the overall Board Effectiveness Review. The review concluded that the Committee continues to operate effectively.

Statement on US Corporate Governance standards

As a non-US company listed on the New York Stock Exchange (NYSE), we are exempt from most of the NYSE’s Corporate Governance rules (the NYSE Rules), which domestic US companies must follow. However, we are subject to the NYSE rules requiring us to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934 and we must provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules. Furthermore, under NYSE Rule 303.A.11, we are required to disclose any significant ways in which our corporate governance practices differ from those followed by domestic US companies listed on the NYSE.

As our main listing is on the London Stock Exchange, we follow the UK’s Combined Code on Corporate Governance (the Code) adopted by the Financial Reporting Council. Key differences between the NYSE Rules and the Code are set out below:

Director independence

Under the NYSE Rules the majority of the Board should be independent. Under the Code, at least half of the Board (excluding the Chairman) is required to be independent. The NYSE Rules contain detailed tests for determining Director independence, whereas the Code requires the Board to determine whether each Director is independent in character and judgement and sets out criteria that may be relevant to that determination. We follow the Code’s recommendations as well as developing best practices among other UK public companies. Our Board annually reviews the independence of our non-executive Directors, taking into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 115.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board HR and Remuneration (rather than Compensation) Committee, both of which are broadly comparable in purpose and constitution to those required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. Beyond the fact that the Board Corporate Governance and Nominations Committee is chaired by the Chairman of the Board and that, from 1st January 2007, the Chairman is a member of the Board HR and Remuneration Committee, both of which are permitted by the revised Code, both Committees are composed solely of non-executive Directors whom the Board has determined to be independent. We follow the Code recommendation that a majority of the Nominations Committee should be independent non-executive Directors, whereas the NYSE Rules state that the Committee must be composed entirely of independent Directors. We comply with the NYSE Rules regarding the obligation to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act, including the requirements relating to the independence of Committee members. In April 2006, we made an Annual Written Affirmation of our compliance with these requirements to the NYSE. The Code also requires us to have a Board Audit Committee comprised solely of independent non-executive Directors. We follow the Code recommendations, rather than the NYSE Rules, however, regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. We also have a Board Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code. The Board Corporate Governance and Nominations Committee has, however, developed corporate governance guidelines, entitled ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE Rules, we have a number of ‘values based’ business conduct and ethics policies, which apply to all employees. In addition, we have adopted a Code of Ethics for the Group Chief Executive and senior financial officers as required by the US Securities and Exchange Commission.

Shareholder approval of equity-compensation plans

The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Relations with Shareholders

We take a proactive approach to communicating with our 750,000 institutional and private shareholders. Senior executives hold meetings with our key institutional shareholders to discuss strategy, financial performance and investment activities in the UK, throughout Europe and in the US. The Chairman meets regularly with investor bodies and investors to discuss our approach to corporate governance issues. In November 2006, we held a corporate governance event for key institutional investors, the second such event, whose purpose is to update our major shareholders on our corporate governance practices and to discuss any issues that may have arisen.

Barclays PLC Annual Report 2006	119

Corporate governance

Corporate governance report

In addition, investor bodies and major investors are given the opportunity to meet with new non-executive Directors on their appointment. Sir Richard Broadbent, the Senior Independent Director, is available to meet with investors if they are unable to resolve issues through the normal channels of the Chairman, Group Chief Executive and Group Finance Director.

To ensure that all Directors, and in particular, non-executive Directors, have a full understanding of the opinions of our major shareholders, an external consultant conducts an annual audit of investor opinion, the results of which are presented to the Board. Non-executive Directors also receive copies of analysts’ reports on the Group and are invited to attend results presentations to analysts.

We aim to provide a first-class service to private shareholders to help them in the effective and efficient management of their shareholding. The main methods of communicating with private shareholders are the Annual Report, the Annual Review, the dividend mailings and the AGM. We have continued to encourage shareholders to hold their shares in Barclays Sharestore, where their shares are held electronically in a cost effective environment. Our e-view service enables shareholders to receive their documents electronically. It also gives shareholders immediate access to information relating to their personal shareholding and dividend history. Participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically.

Annual General Meeting

All Directors are encouraged to attend the AGM and be available to answer shareholders’ questions. All Directors attended the 2006 AGM. It has been our practice for a number of years that all resolutions are voted on a poll to ensure that the views of all shareholders are reflected proportionately. Each of the resolutions considered at the 2006 AGM was decided on a poll and a copy of the poll results is available at www.investorrelations.barclays.com. The resolutions to be considered at our 2007 AGM will also be decided on a poll and the results will be made available on our website on 27th April 2007.

Signed on behalf of the Board

Marcus Agius

Chairman

8th March 2007

120	Barclays PLC Annual Report 2006

Corporate governance

Remuneration report

Statement from the Chairman of the Board HR and Remuneration Committee (the Committee)

The Committee provides governance and strategic oversight of Barclays Human Resource activities with particular emphasis on remuneration and senior management development.

The Committee meets a minimum of four times a year. Sir David Arculus left the Committee during 2006 and Sir Nigel Rudd stepped down as Chairman at the end of 2006 when I was appointed Chairman. Marcus Agius became a member of the Committee from 1st January 2007. All other Committee members are independent non-executive Directors.

In addition to its regular business the Committee also focused on:

•	developing a compensation strategy for Global Retail and Commercial Banking in addition to keeping under review the existing compensation strategies for Barclays Capital, BGI and Barclays Wealth;

•	reviewing and developing policies to manage the governance of Barclays pension plans;

•	in-depth monitoring of the development of senior talent in all businesses; and

•	strengthening the linkage of performance and remuneration across the businesses, particularly in respect of annual bonuses.

As part of its regular business, the Committee considers share-based plans. This includes, since its approval at the 2000 AGM, the Barclays Global Investors Equity Ownership Plan (BGI EOP). The BGI EOP and its operation have been disclosed in our financial statements since that time. This year, we have expanded our reporting further by including an overview of the BGI EOP’s operation.

The Committee takes seriously its commitment to clear and comprehensive disclosure. The majority of this report details the remuneration of the individual Directors who served Barclays in 2006.

Note

(a)	Economic profit comprises profit after tax and minority interests, less a charge representing the Group’s cost of capital.

Important context to this report and the disclosures that follow is provided below:

•

Barclays performed very strongly in 2006 with profit before tax (PBT) up 35% and economic profit (EP)(a) up 54%. This performance has been recognised in the remuneration decisions at all levels coupled with strong performance differentiation.

•

The performance of Barclays Capital, BGI and Barclays Wealth was particularly strong, enabling the double benefit of delivering competitive bonus levels and providing an increased share of profit to shareholders, evidenced by compensation ratios reducing relative to 2005 and in line with the lower end of the market range.

•

In the course of 2006, the Committee approved significant numbers of strategic hires, including at Board level, ensuring their remuneration was in line with the appropriate marketplace. It did this alongside its active oversight of Barclays talent agenda.

Barclays Remuneration Policy remains unchanged, including the commitment to transparency and to policies and programmes that serve well the interests of shareholders.

The Committee unanimously recommends that you vote to approve the report at the 2007 AGM.

Signed on behalf of the Board

Sir Richard Broadbent

Chairman, Board HR and Remuneration Committee

8th March 2007

Barclays PLC Annual Report 2006	121

Corporate governance

Remuneration report

Board HR and Remuneration Committee Members

The Committee comprised the following independent non-executive Directors during 2006:

Sir Nigel Rudd (Chairman until 31st December 2006)
Sir Richard Broadbent (Chairman from 1st January 2007) Leigh Clifford Sir John Sunderland Sir David Arculus (resigned 27th April 2006)

The Committee members were considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement. The constitution and operation of the Committee complies with the Provisions on the Design of Performance Related Remuneration in the Combined Code adopted by the Financial Reporting Council.

Marcus Agius was appointed as a member of the Committee with effect from 1st January 2007.

The Chairman of the Committee presents a report of each meeting to the full Board.

Advisers to the Committee

The Committee has access to independent consultants to ensure that it receives independent advice. Advisers are appointed by the Committee for specific work, as necessary, and are required to disclose to the Committee any potential conflict of interest.

In 2006, Kepler Associates(a) were reappointed by the Committee to provide independent advice to Committee members on remuneration matters. Kepler Associates also supplied supporting valuation data for Barclays share-based payments processes.

The Chairman of the Board (from 1st January 2007 a member of the Committee itself), the Group Chief Executive, the Human Resources Director and, as necessary, members of the Executive Committee, also advise the Committee, supported by their teams. They are not permitted to participate in discussions or decisions relating to their own remuneration. The Human Resources Director is responsible for providing professional support to line management in HR policy and operations and for monitoring compliance with prescribed policy and programmes across Barclays. The Human Resources Director is not a Board Director and is not appointed by the Committee.

Remuneration Policy

Barclays policy is to use reward to drive a high-performance culture. Executive Directors can expect outstanding reward if performance is outstanding and below median reward for below median performance. This philosophy applies to reward policies and practices for all employees in the Group. The Committee considers reward levels across the Group when determining remuneration for executive Directors.

The aims of Barclays remuneration policy are to:

•

incentivise excellence in and balance between both short-term (one year) and longer-term (three years plus) performance such that Group financial goals and the goal of achieving top quartile total shareholder return (TSR) are met and sustained;

•	enable the Group to attract and retain people of proven ability, experience and skills in the pools in which we compete for talent;

•

encourage behaviour consistent with Barclays Guiding Principles(b) which leads to excellence and the appropriate balance in financial performance, governance, controls, risk management, customer service, people management, brand and reputation management;

•	promote attention to maximising personal contribution, contribution to the business in which the individual works and contribution to the Group overall; and

•	ensure, both internally and externally, that remuneration policies and programmes are transparent, well communicated, easily understood and aligned with the interests of shareholders.

The graph below shows the value, at 31st December 2006, of £100 invested in Barclays on 31st December 2001 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is the index of the 100 largest UK quoted companies by market capitalisation. It is a widely recognised performance comparison for large UK companies such as Barclays and this is why it has been chosen as a comparator to illustrate Barclays TSR growth. The graph shows that, at the end of 2006, a hypothetical £100 invested in Barclays on 31st December 2001 would have generated a total return of £58, compared with a gain of £41 if invested in the FTSE 100 Index. Barclays, therefore, outperformed the FTSE 100 Index for this period.

Total Shareholder Return

Schedule 7A of the Companies Act 1985 requires that the graph shows TSR for the five years ending with the relevant financial year.

Reward for executive Directors

Reward for the executive Directors and other senior executives comprises:

•	base salary;

•	annual bonus including mandatory deferral into Barclays shares through the Executive Share Award Scheme (ESAS);

•	long-term incentives through the Performance Share Plan (PSP); and

•	pension and other benefits.

The Committee reviews the elements of reward relative to the policies above and to the practice of other comparable organisations. Reward is benchmarked against the markets in which we compete for talent. This includes benchmarking against other leading international banks and financial services organisations, and other companies of similar size to Barclays in the FTSE 100 Index.

The component parts for each executive Director are detailed in the tables accompanying this report.

All the executive Directors meet the Committee’s guideline that, as a minimum, they should hold the equivalent of 1x their base salary in Barclays shares, including shares held under award through ESAS.

Notes
(a)	Kepler Associates have given and not withdrawn their written consent to the inclusion of references to their name in the form and context in which it appears.

(b)	Barclays Guiding Principles were introduced during 2005 and provide all parts of the Group with a unifying set of values. They are: Winning Together, Best People, Client/Customer Focused, Pioneering and Trusted.

122	Barclays PLC Annual Report 2006

Each element of reward is important and has a specific role in achieving the aims of the remuneration policy. The combined potential remuneration from bonus and PSP outweighs the other elements, and is subject to performance conditions, thereby placing the majority of total reward at risk. The relative weighting of each of the key elements of executive Director remuneration (excluding pension and benefits) is shown below.

	‘FIXED’	‘AT RISK’
		Annual performance bonus (Maximum)		PSP (Maximum)
	Base salary	Cash	Shares

Chief Executive and executive Directors (except Robert E Diamond Jr)	20%	37.5%	12.5%	30%

Robert E Diamond Jr	2%	49%	16%	33%

Robert E Diamond Jr’s arrangements reflect general practice in the investment banking and investment management industry.

The purpose of each element of remuneration for executive Directors is summarised in the table below and discussed in greater detail in the sections that follow.

Compensation element	Purpose	Delivery	Programme detail

Base salary	To reflect the market value of the individual and their role	• Cash • Monthly • Pensionable	• Reviewed annually, with changes typically effective on 1st April

Annual performance bonus and ESAS	To incentivise the delivery of annual goals at the Group, business division and individual levels	• 75% cash(a) • 25% deferred Barclays shares under ESAS • Annual • Non-pensionable	• Based on annual business unit performance, performance of the Group as a whole and leadership contribution

PSP(b)	To reward the creation of above median, sustained growth in shareholder value	• Free shares subject to a performance condition • Annual awards that vest after three years • Non-pensionable

•       Discretionary awards

•       Participation reviewed annually

•       Barclays performance over three years determines the number of performance shares eligible for release to each individual

•       For awards made in 2006, and awards to be made in 2007, EP threshold, thereafter 50% under a TSR performance condition and 50% under an EP performance condition

Pension(c)	To provide market competitive post-retirement benefit	• Deferred cash • Monthly	• Non-contributory, defined benefit scheme and/or defined contribution scheme, or cash allowance in lieu of pension contributions

Notes

(a)	Eligible executives may request that all or part of the cash bonus to which they would otherwise become entitled, be granted in the form of an additional award under ESAS or as a pension contribution by way of Special Company Contribution (Bonus Sacrifice).

(b)	Please refer to Note 51 to the accounts on page 221 for further information on PSP.

(c)	Please refer to Note 35 to the accounts on page 199 for further information on the Group’s pension plans.

Barclays PLC Annual Report 2006	123

Corporate governance

Remuneration report

Changes to Chairman and executive Directors

Matthew Barrett retired as Chairman on 31st December 2006.

Matthew Barrett was succeeded by Marcus Agius, who was appointed as a non-executive Director with effect from 1st September 2006 and Chairman with effect from 1st January 2007.

As a non-executive Director, Marcus Agius received an annual fee of £65,000 (pro rata) with effect from 1st September 2006. From 1st January 2007, on becoming Chairman, Marcus Agius receives a fee of £750,000 (inclusive of director’s fees). He is also eligible for private health insurance. The minimum time commitment is equivalent to 60% of a full time role. Marcus Agius is not eligible to participate in Barclays bonus and share incentive plans, nor will he participate in Barclays pension plans or receive any pension contributions. The service contract provides for a notice period of 12 months from the Group or six months from Marcus Agius.

Frits Seegers was appointed as an executive Director with effect from 10th July 2006. The key terms of the executive Directors’ service contracts are set out on pages 126 and 127.

David Roberts ceased to be an executive Director on 31st December 2006. Payments to David Roberts in respect of the termination of his service contract are shown in note (i) on page 129.

Naguib Kheraj will cease to be an executive Director on 31st March 2007. Naguib Kheraj will be succeeded by Chris Lucas, who has been appointed to the position of Group Finance Director with effect from 1st April 2007.

From 1st April 2007, on becoming an executive Director, Chris Lucas’ base salary will be £600,000 per annum. The Committee will, in line with usual practice, determine the size of any annual performance bonus, dependent on both business and individual performance. For 2007, a guaranteed performance bonus has been agreed, comprising a cash bonus of £450,000 and a recommended ESAS award over shares with a value of £150,000, in total £600,000. This will be recommended in March 2008. The Committee will, in line with usual practice, determine the size of awards of performance shares to be made each year under PSP. The 2007 PSP award will be recommended to be made as soon as practicable after Chris Lucas’ start date for an initial allocation of £600,000. In addition, an ESAS award over shares with a value of £500,000 will be recommended as soon as practicable after Chris Lucas’ start date. This ESAS award would normally vest 50% after one year and the remainder after two years (bonus shares are not applicable to this award). This award is in recognition of forfeited remuneration.

Chris Lucas will be eligible to participate in the following benefits: life cover, use of company car or cash equivalent, medical insurance and the ill-health income plan. In addition, Chris Lucas will receive a cash allowance of 25% of his annual base salary in lieu of pension contributions.

The service contract provides for a notice period of 12 months from the Group or six months from Chris Lucas. On termination, the service contract provides for a pro-rated phased payment of his notice entitlement and Chris Lucas has an explicit duty to mitigate his loss.

Base Salary

The annual base salaries for the current executive Directors are shown in the table below:

	As at 31st Dec 2006	As at 1st April 2007	Date of previous increase
John Varley	£900,000	£1,000,000	1st Apr 2006
Robert E Diamond Jr	£250,000	£250,000	1st Mar 1999
Gary Hoffman	£625,000	£625,000	1st Apr 2006
Naguib Kheraj	£700,000	£700,000	1st Apr 2006
Frits Seegers	£700,000	£700,000	n/a

In respect of John Varley, having regard to levels of salary and total compensation in comparable organisations, the Committee approved an increase to his base salary effective 1st April 2007.

Annual Bonus and ESAS

75% of the annual bonus is delivered as cash. The remaining 25% is recommended as a provisional allocation of shares under ESAS. The maximum bonus opportunity is tailored to the relevant market; this is typically 250% of base salary.

The annual bonus is based on a qualitative and quantitative assessment of performance (including EP and PBT results) with the quantitative assessment comprising the majority. EP and PBT are considered to be good measures of value creation to shareholders.

ESAS is a deferred share award plan in which awards are initially granted in the form of a provisional allocation that does not give rise to any entitlement to the shares. The value of mandatory bonus deferrals under ESAS is subject to the same Group and individual performance criteria as the annual cash bonus. A mandatory ESAS award comprises shares with a value of 25% of the annual bonus plus an additional element for bonus shares which is approximately equal to 30% of the 25% of the bonus that has been deferred. Normally, the trustees of ESAS will permit the executive to call for the shares from the end of the third year from grant of an award by granting a right to acquire shares (a nil cost option) exercisable for two years. As this nil cost option is part of the structure of an ESAS award and as ESAS is a deferred share award plan, it would not be appropriate to attach a performance condition to the exercise of these options. If the right is not exercised, the trustees of ESAS will normally, at the end of the fifth year, release all of the shares, including bonus shares equal to 30% of the basic award. If the right is exercised, an executive may lose the opportunity of receiving one-third of the bonus shares. If an executive ceases to be employed he may forfeit his award depending on why he leaves. An award under ESAS may be forfeited if the executive resigns and commences employment with a competitor business.

In addition, eligible executives may request that all or part of the cash bonus to which they would otherwise become entitled be granted as an additional award under ESAS called Voluntary ESAS. An award under Voluntary ESAS will be granted as a right to acquire shares which will become fully exercisable after five years. The number of shares under any award will reflect the value of the amount waived together with a number of bonus shares representing 30% of the amount waived.

PSP

PSP was approved by shareholders at the 2005 AGM. PSP replaced the Incentive Share Option Plan (ISOP) in 2005 as the principal long-term incentive plan. Performance shares are an award of ‘free’ Barclays shares in the form of a provisional allocation for which no exercise price is payable and which qualify for dividend shares. Performance share awards are communicated to participants as an initial allocation. This initial allocation is the ‘expected value’ of the award and is up to the higher of 150% of base salary or 75% of base salary and target annual bonus. Barclays performance over a three-year period determines the final number of shares that may be released to participants. After three

124	Barclays PLC Annual Report 2006

years the trustee considers the release of performance shares based on the outcome of two performance conditions, EP and TSR. Note that:

•	Before any shares are released, Barclays cumulative EP over the performance period must normally be greater than the total for the previous three-year period.

•	For PSP awards made in 2005, the award depends on Barclays TSR relative to a peer group of 11 other international banks.

•	For PSP awards made in 2006, 50% of each award depends on Barclays EP and 50% of each award depends on Barclays TSR relative to a peer group of 11 other international banks.

•	For the TSR element of the award, there is no vesting unless Barclays is ranked above median on relative TSR.

•	The performance conditions for PSP awards made in 2006 will be measured over the three-year performance period (2006 to 2008).

•	Relative TSR and EP are both considered to be good measures of value creation to shareholders.

The peer group for the 2006 award, as for the 2005 award, is:(a)

UK	Mainland Europe	US
HBOS	ABN Amro	Citigroup
HSBC	BBVA	JP Morgan Chase
Lloyds TSB	BNP Paribas
Royal Bank of Scotland	Deutsche Bank
UBS

The performance scale for the TSR element of the 2006 award is shown in the chart below:

Total Shareholder Return Performance Scale

The performance scale for the EP element of the 2006 award is shown in the chart below:

EP Performance Scale

EP comprises profit after tax and minority interests less a capital charge.

Independent confirmation is provided to the Committee as to whether a performance condition has been met.

ISOP

ISOP has not been used for awards to executive Directors since 2004. Details of ISOP can be found on page 135. Awards in 2003 and 2004 under ISOP include financial metrics or thresholds. These were adjusted where necessary to neutralise the effect of the introduction of IFRS.

The main performance condition is TSR relative to a peer group of 11 other major international banks, combined with an EP threshold.

The peer group for the 2003 and 2004 ISOP was: Abbey National, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

Retained Incentive Opportunity

Robert E Diamond Jr retains an opportunity to be considered for an award in February 2008 up to a maximum value of £14.85m, subject to performance criteria based on the delivery of EP at Barclays Capital over the period 2005 to 2007. EP was chosen as this is an appropriate measure to align the interests of the participant with those of shareholders and is a good measure of value creation for shareholders. Details of the award are provided on page 133.

Sharesave

All eligible employees including executive Directors may participate in Sharesave. Sharesave is an HMRC (Her Majesty’s Revenue and Customs) approved all-employee share option plan. HMRC does not permit performance conditions to be attached to the exercise of Sharesave options. Under Sharesave, participants are granted options over Barclays shares. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2006 grant, the discount was 20% of the market value of a share at the time the option was granted. Sharesave is also offered to employees in Spain and Ireland. Following the 2006 invitation, a total of 41,371 employees in the UK, Spain and Ireland were participants in Sharesave with 79 million shares under option.

Sharepurchase

Sharepurchase was introduced in January 2002. It is an HMRC approved all-employee share plan. Sharepurchase is open to all eligible employees including executive Directors. Under Sharepurchase, participants are able to purchase up to £1,500 worth of Barclays shares each year, which, if kept in trust for five years, can be withdrawn from Sharepurchase tax-free. Any shares in Sharepurchase will earn dividends in the form of additional shares, which must normally be held by the trustee on behalf of the participant for no less than three years.

Note

(a)	The reserve companies for the 2005 and 2006 awards are Banco Santander, Morgan Stanley, Bank of America and Wachovia.

Barclays PLC Annual Report 2006	125

Corporate governance

Remuneration report

To encourage employee ownership of Barclays shares, Barclays matches, share for share, up to the first £600 each employee invests in Sharepurchase in each tax year. Matching shares must normally be held by the trustee on behalf of the participant for no less than three years.

At 31st December 2006, 19,619 employees were participants in Sharepurchase, with a total of 9.7 million shares held on their behalf by the Sharepurchase trustee.

Dilution Limits

The outstanding awards under ISOP and Sharesave are intended to be satisfied by the issue of new Barclays shares or through treasury shares within the limits agreed by shareholders when these plans were approved. These limits comply with the Association of British Insurers’ guidelines restricting dilution from employee share plans. The overall limits under the guidelines are that no more than 10% of a company’s issued share capital may be used in any ten-year period. Up to 5% may be used for executive share plans. Shares in Barclays Global Investors UK Holdings Limited issued as a result of option exercises under the BGI EOP also count towards these limits. As at 31st December 2006, Barclays headroom under these limits, i.e. the amount remaining available for issue, was 3.3% and 1.2% respectively.

Employees’ Benefit Trusts (EBTs)

The trustees of the Barclays EBTs grant awards under ESAS and PSP over existing Barclays shares which they have purchased in the market. The trustees of the Barclays EBTs have informed the Bank that their normal policy is to abstain from voting in respect of the Barclays shares held in trust.

Pensions

All Group pension arrangements are managed in accordance with the Global Retirement Fund. Governance Framework to ensure best practice in respect of regulatory compliance, governance, investment and administration. The framework is overseen by the Committee.

Pension benefits for executive Directors are provided through defined benefit plans, defined contribution plans, unfunded unapproved retirement benefit arrangements or a combination of these. The pension benefit applicable will depend on the date an executive Director was appointed and their individual situation. Annual performance related bonuses are not included in pensionable salary.

The Group’s closed UK defined benefit pension arrangement, of which John Varley, Gary Hoffman and David Roberts are members, is a non-contributory scheme. Benefits are provided on leaving service at normal pension age (60) by reference to the executive Director’s length of service, normally by reference to 1/60th of pensionable salary for each year of pensionable service (John Varley’s pension accrual is provided through the scheme in accordance with his service contract as set out in the notes to the pensions table on page 130).

The Group’s closed UK defined benefit pension arrangement also provides that, in the event of death before retirement, a cash lump sum of up to four times salary is paid together with a dependant’s pension of 50% of the pension that would have been payable had the member remained in active service until their normal pension age. For death in retirement, a dependant’s pension is payable of approximately 50% of the member’s pension at the date of death, not taking into account commutation of any cash lump sum at the time of the member’s retirement. If a member is granted a deferred pension that has not yet come into payment, the widow/widower receives a pension of 50% of the deferred pension payable. Where applicable, children’s pensions are payable, usually up to the age of 18. Enhanced benefits may be payable if it is determined that a member is unable to work as a result of serious ill-health.

The Group’s US non-contributory defined benefit arrangement, of which Robert E Diamond Jr is a member, provides a benefit at age 65 of 1/60th of final average pensionable pay plus 0.3% of final average pensionable pay in excess of the US Internal Revenue Service’s covered compensation limit for each year of pensionable service (up to a maximum of 30 years). In line with current market practice, final average pay in the US includes an element of bonus subject to overall plan limits. In the event of a member’s death before retirement, a spouse’s pension of approximately 50% of the member’s pension had the member taken early retirement on the date of death, is payable. On death after retirement, a spouse’s pension of 50% of the pension in payment is payable. In addition, enhanced benefits are payable if the member qualifies for disability benefits.

The US Restoration Plan, of which Robert E Diamond Jr is also a member, is an unfunded unapproved arrangement which restores reductions in the benefits provided through the approved US plan resulting from the application of relevant compensation and benefit limitations under the US Internal Revenue Code. Robert E Diamond Jr participates in this plan on similar terms to other Barclays senior executives participating in US benefit plans.

Robert E Diamond Jr also participates in the Barclays Bank PLC 401K Thrift Savings Plan and Thrift Restoration Plan on similar terms to other Barclays senior executives in the US.

Where appropriate, cash allowances are provided to executive Directors in lieu of being able to join a Group pension arrangement. Both Naguib Kheraj and Frits Seegers receive such cash allowances.

In the event that an executive Director builds up pension benefits close to, or in excess of, the HMRC Lifetime Allowance, the executive Director is eligible to opt for a cash allowance instead of continued pension accrual. The allowance given is no more than the cost of funding the existing pension benefit.

Service Contracts

The Group has service contracts with its Chairman and executive Directors. The effective dates of the contracts for the Chairman and executive Directors who served during 2006 are shown in the table on page 127. The service contracts do not have a fixed term but provide for a notice period from the Group of one year and normally for retirement at age 65, except for David Roberts and Naguib Kheraj who are leaving the Group. The Committee’s policy is that executive Directors’ contracts should allow for termination with contractual notice from the Group, except in circumstances of gross misconduct when notice is not given.

The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share and pension plan rules.

Payments in the event of termination are also subject to mitigation if alternative employment is found during any period of pay in lieu of notice.

126	Barclays PLC Annual Report 2006

Directors(a)	Effective date of contract	Notice period	Potential compensation for loss of office

Matthew W Barrett(b)(c)	1st Sept 2004	1 year	1 year’s contractual remuneration	(d)
John Varley	1st Sept 2004	1 year	“
Robert E Diamond Jr	1st Jun 2005	1 year	“
Gary Hoffman	1st Jan 2004	1 year	“
Naguib Kheraj	1st Jan 2004	1 year	“
David Roberts(b)	1st Jan 2004	1 year	“
Frits Seegers(b)	7th Jun 2006	1 year	“

Barclays Capital, BGI and Barclays Wealth

The Committee has established frameworks for the governance of remuneration in these businesses. Ranges have been set for key financial and compensation ratios such as operating margin, operating costs to net revenue, compensation to pre-compensation profit before tax and bonus expenditure as a percentage of pre-bonus profits. The Committee approves aggregate bonus and long-term incentive expenditure, and strategic investment for new hires. The Committee also approves individual compensation for the members of the management teams, and any employee with total compensation in excess of £750,000.

The BGI EOP

BGI is Barclays asset management business headquartered in San Francisco. The BGI EOP was approved by shareholders at Barclays 2000 AGM to provide the employee share incentive arrangements required to recruit and retain the quality of senior management and investment talent appropriate for building a global investment management business. The BGI EOP was designed to provide participants with a long-term equity interest in BGI to meet the expectations of, in particular, BGI’s key investment talent in the United States, who could expect to participate in the equity of their employer. Under the terms of the BGI EOP, options are granted at fair value to key BGI employees over shares in Barclays Global Investors UK Holdings Limited (BGI Holdings) within an overall cap of 20% of the issued ordinary share capital of BGI Holdings.

All grants of options are approved by the Committee. The Committee is also advised of option exercises and share sales by employees. Directors of Barclays PLC are not eligible to receive options under the BGI EOP.

In summary the BGI EOP operates as follows:

•	Certain key BGI employees are granted options over shares in BGI Holdings.

•	The option exercise price is based on the fair value of a BGI Holdings share at the date of grant determined by an independent appraiser.

•	The options generally vest evenly over a three-year period and can be exercised in two annual exercise windows.

•	Option holders are required to fund the exercise without any financial support from any member of the Barclays Group.

Once employees become shareholders, they are subject to the Articles of BGI Holdings under which:

•

Shareholders are required to hold the shares for a minimum of 355 days. As shareholders, employees derive the full risks and rewards of ownership, including voting rights and entitlement to any ordinary dividends paid by BGI Holdings.

•	On expiry of the minimum holding period, shareholders may, but are not obliged to, offer their shares for sale during two annual sales windows.

•	Barclays Bank PLC, at its discretion, has a right to purchase shares so offered, but is not obliged to do so.

The table below contains information of the number of shares in BGI Holdings over which options were granted, outstanding and exercised in 2005 and 2006:

Year	Number granted during year (000s	)	Number outstanding at year end (000s	)	Number exercised (000s	)
2005	2,360		5,442		4,368
2006	3,973		6,929		2,188

In 2006 BGI employees exercised options over 2.2m (2005: 4.4m) shares for consideration of £44m (2005: £49m); Barclays Bank PLC purchased 4.9m (2005: 3.4m) shares offered for sale by shareholders for consideration of £410m (2005: £160m). As at 31st December 2006, employees own 9.4% of BGI Holdings (2005: 12.1%).

BGI EOP – Accounting and disclosure

The BGI EOP is accounted for as an equity settled share-based payment in accordance with IFRS 2 ‘Share-based Payment’. The fair value of the services received from the employees is measured by reference to the fair value of the share options granted on the date of the grant. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received. The cost for 2006 of £37.4m (2005: £14.9m, 2004: £10.5m) is included in staff costs in Note 8 to the accounts. In accordance with IFRS 2, details of share options granted and exercised, together with weighted average fair values at grant date and weighted average exercise prices are set out in Note 51 to the accounts. In accordance with IAS 33 ‘Earnings per Share’, unexercised options are taken into account in the calculation of diluted earnings per share as set out in Note 11 to the accounts.

For Group reporting, the exercise of options by employees is treated as a deemed disposal of interests in a subsidiary, as its holding in the subsidiary has been reduced for the consideration represented by the exercise price. Any subsequent purchase of shares offered for sale by employees is treated as a purchase of an additional investment in a subsidiary entity. The cash flows relating to these capital transactions are included in the Consolidated cash flow statement and disclosed, along with other disposals and acquisitions, in Notes 43 and 44 to the accounts respectively and related movements in goodwill and minority interests are included in Notes 23 and 38 to the accounts respectively.

Notes

(a)	Details of executive Directors standing for re-election at the 2007 AGM are set out on page 112.

(b)	Matthew W Barrett retired on 31st December 2006, David Roberts ceased to be a Director on 31st December 2006 and Frits Seegers was appointed as an executive Director on 10th July 2006.

(c)	There was no formal retirement date under Matthew W Barrett’s contract. However, his pension may not commence later than 20th September 2019 (age 75).

(d)	One year’s contractual remuneration is calculated as follows: 12 months’ base salary, bonus, if eligible (being the average of the previous three years’ bonus awards, in some cases (Gary Hoffman, Naguib Kheraj and David Roberts) capped at 100% of base salary), medical benefit (while an employee) and continuation of pension benefits. Payments in the event of termination are subject to mitigation if alternative employment is found during any period of pay in lieu of notice.

Barclays PLC Annual Report 2006	127

Corporate governance

Remuneration report

Non-executive Directors

The Board determines the fees of non-executive Directors and the fees are reviewed annually. The fee structure as at 31st December 2006 is shown below.

Base fee Plus:	£65,000
Chairman of Board Audit Committee	£50,000
Chairman of the Board HR and Remuneration Committee	£40,000
Chairman of Board Risk Committee	£30,000
Members of the Board Audit Committee	£20,000
Members of the following Board Committees: Risk, HR and Remuneration and Corporate Governance and Nominations	£15,000

As Deputy Chairman, Sir Nigel Rudd receives £200,000. He did not receive an additional fee for chairing the Board HR and Remuneration Committee in 2006. Similarly, as Chairman, Matthew Barrett received a salary of £650,000, without any additional fee for chairing the Board Corporate Governance and Nominations Committee. Sir Richard Broadbent receives an additional £30,000 in respect of his role as Senior Independent Director. Until his appointment as Chairman became effective, Marcus Agius received the base fee of £65,000 (pro rata) as a non-executive Director.

The Board’s policy is that fees should reflect individual responsibilities and membership of Board Committees. Barclays encourages its non-executive Directors to build up a holding in Barclays shares. £20,000 of each Director’s base fee of £65,000 is used to buy Barclays shares. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board. They are included in the table of Directors’ interests in Barclays shares on page 136. Non-executive Directors do not receive awards in share plans for employees, nor do they accrue pension benefits from Barclays for their non-executive services.

Non-executive Directors do not have service contracts but each has a letter of appointment. For each non-executive Director who served during 2006, the effective date of their appointment, notice period and the Group’s liability in the event of early termination are shown in the following table.

Non-executive Directors(a)	Effective date of letter of appointment	Notice period	Group liability in the event of early termination
Sir Richard Broadbent	1st Sep 2003	6 months	6 months’ fees
Leigh Clifford	1st Oct 2004	“	“
Dr Danie Cronjé	1st Sep 2005	“	“
Fulvio Conti	1st Apr 2006	“	“
Professor Dame Sandra Dawson	1st Mar 2003	“	“
Sir Andrew Likierman	1st Sep 2004	“	“
Sir Nigel Rudd	1st Feb 1996	“	“
Stephen Russell	25th Oct 2000	“	“
Sir John Sunderland	1st Jun 2005	“	“

Former Directors Sir David Arculus	1st Feb 1997	–	–
Robert Steel	1st Jun 2005	–	–

Each appointment is for an initial six-year term, renewable for a single term of three years thereafter, with the exception of Sir Nigel Rudd, whose appointment as Deputy Chairman is reviewed annually. Details of non-executive Directors standing for re-election at the 2007 AGM are set out on page 112.

Future Policy

The Committee will keep the existing remuneration arrangements, as detailed in this Report, under review during 2007 and ensure that Barclays programmes remain competitive and provide appropriate incentive for performance. As usual, there will be individual reviews of base salary, annual bonus (including ESAS) and awards under the long-term incentive plans.

Audited Information

As required by Part 3 of Schedule 7A of the Companies Act 1985, the Group’s auditors, PricewaterhouseCoopers LLP, have audited the information contained on pages 129 to 135.

Note

(a)	Marcus Agius was a non-executive Director during 2006 and became Chairman on 1st January 2007. Details of his service contract are set out on page 124.

128	Barclays PLC Annual Report 2006

2006 Annual Remuneration(a)

	Salary and fees £000	Benefits(b) £000	Annual cash bonus £000	2006 Total £000	2005(c) Total £000	Executive Share Award Scheme ESAS
						2006 £000(d)	2005 £000

Chairman
Matthew W Barrett(e)	650	50	–	700	704	–	–
Executive Directors
John Varley(f)	888	15	1,613	2,516	2,249	699	601
Robert E Diamond Jr(g)	250	17	10,425	10,692	4,528	4,518	1,896
Gary Hoffman(f)	625	14	469	1,108	1,074	203	244
Naguib Kheraj(f)(h)	650	165	1,750	2,565	1,451	–	358
David Roberts(f)(i)	575	11	1,500	2,086	1,336	–	358
Frits Seegers(f)(j)	336	94	1,200	1,630	–	520	–
Non-executive Directors(k)
Marcus Agius(l)	22	–	–	22	–	–	–
Sir Richard Broadbent	147	–	–	147	123	–	–
Leigh Clifford	76	–	–	76	60	–	–
Fulvio Conti(m)	54	–	–	54	–	–	–
Dr Danie Cronjé	326	–	–	326	132	–	–
Professor Dame Sandra Dawson	81	–	–	81	71	–	–
Sir Andrew Likierman	96	–	–	96	86	–	–
Sir Nigel Rudd	200	–	–	200	179	–	–
Stephen Russell	137	–	–	137	127	–	–
Sir John Sunderland	81	–	–	81	40	–	–
Former Directors
Sir David Arculus(n)	28	–	–	28	83	–	–
Robert Steel(o)	62	–	–	62	39	–	–

Notes

(a)	Emoluments include amounts, if any, payable by subsidiary undertakings. Amounts payable to Dr Danie Cronjé include an amount of ZAR3,114,800 (£249,829) in respect of his Chairmanship of Absa Group Limited (2005: ZAR1,193,275 (£109,734) and ZAR37,913 (£3,486) of benefits).

(b)	The Chairman and executive Directors receive benefits in kind, which may include life and disability cover, the use of a Company owned vehicle or cash equivalent, medical insurance and tax advice. Benefits are provided on similar terms to other senior executives. No Director has an expense allowance.

(c)	Total remuneration for 2005 includes any amounts waived by way of Special Company Contribution (Bonus Sacrifice).

(d)	The amounts shown for ESAS represent the value of shares to be recommended for an award under ESAS in 2007 for each executive Director, including a maximum potential 30% bonus share element.

(e)	Matthew W Barrett retired as Chairman on 31st December 2006. No additional payments were due to Matthew W Barrett on his retirement.

(f)	John Varley is a Director of Ascot Authority (Holdings) Limited and British Grolux Investments Limited, for which he received fees of £26,000 and £7,500 respectively in 2006 (2005: £24,648 and £6,000 respectively). John Varley is a non-executive Director of AstraZeneca plc for which he received fees of £21,075 in 2006 (2005: £nil). John Varley is also a member of the International Advisory Panel of the Monetary Authority of Singapore for which he received fees of US$10,000 in 2006 (2005: £nil). John Varley is Chairman of Business Action on Homelessness and President of the Employers’ Forum on Disability for which he receives no fees. Gary Hoffman is a Director of Visa (Europe) Limited, for which he receives no fee and Trinity Mirror plc, for which he received fees of £50,000 in 2006 (2005: £39,521). David Roberts was a non-executive Director of BAA PLC during the period March 2006 to June 2006, for which he received fees of £14,333 (2005: £nil). Naguib Kheraj is a member of the Board of Governors of the Institute of Ismaili Studies and Chairman of the National Committee of the Aga Khan Foundation (UK) for which he receives no fees. Naguib Kheraj and (from 23rd October 2006) Frits Seegers are non-executive Directors of Absa Group Limited and Absa Bank Limited. David Roberts was a non-executive Director of Absa Group Limited and Absa Bank Limited until 23rd October 2006. They have each waived their fees, which were paid to Barclays. Their respective fees were ZAR425,100 (£34,096), ZAR75,400 (£6,048) and ZAR381,367 (£30,588) (2005: ZAR161,033 (£14,809) for Naguib Kheraj, ZAR140,366 (£12,908) for David Roberts and £nil for Frits Seegers).

(g)	Robert E Diamond Jr joined the Board on 1st June 2005. The amount shown in the “2005 Total” column is for the period from that date to 31st December 2005. The remuneration for 2006 for Robert E Diamond Jr was based on the strong performance of Barclays Capital, Barclays Global Investors and Barclays Wealth, both on an absolute and industry relative basis and given significant upward movement in market reference points. The composition of this package remains consistent with the composition of remuneration shown on page 123.

(h)	Naguib Kheraj received an allowance of 23% of base salary (£149,500) in lieu of pension contributions (2005: £115,000). This amount is included in the amount shown in the column for ‘Benefits’.

(i)	David Roberts ceased to be a Director on 31st December 2006. His service contract provides for a notice period of 12 months or contractual pay in lieu of notice for 12 months, subject to mitigation if alternative employment is found during the period of pay in lieu of notice. Contractual pay on termination includes base salary (£600,000), £150,000 in respect of pension benefit entitlement and a bonus capped at 100% of base salary (£600,000), totalling up to £1,350,000, payable in 2007, subject to mitigation. The notice period commenced on 1st January 2007.

(j)	Frits Seegers was appointed as an executive Director on 10th July 2006. In addition to the amount shown in the column for ‘Salary and Fees’, Frits Seegers received a cash payment of £3,408,000 in July 2006 in recognition of forfeited share awards and benefits from his previous employment. In addition, in August 2006 Frits Seegers received an award under ESAS over 802,208 Barclays shares in recognition of forfeited share awards and benefits. This is shown in the ESAS table on page 132 and is not included in the ESAS column in the table above. Bonus shares are not applicable to this award. Frits Seegers also received an allowance of 25% of base salary (£84,028) in lieu of pension contributions. This amount is included in the amount shown in the column for ‘Benefits’.

(k)	Fees to non-executive Directors include an amount of £20,000 per annum which, after tax, is used to buy Barclays shares. Further details are provided on page 136.

(l)	Marcus Agius was appointed as non-executive Director on 1st September 2006.

(m)	Fulvio Conti was appointed as non-executive Director on 1st April 2006.

(n)	Sir David Arculus resigned from the Board on 27th April 2006.

(o)	Robert Steel resigned from the Board on 11th October 2006.

Barclays PLC Annual Report 2006	129

Corporate governance

Remuneration report

Chairman and executive Directors: pension accrued assuming retirement at normal pension age(a)(b)(c)

	Age at 31st December 2006	Completed years of service	Accrued pension at 31st December 2005 £000	Pension accrued during 2006 (including increase for inflation) £000	Pension accrued during 2006 (excluding inflation) £000	Accrued pension at 31st December 2006 £000	Transfer value of accrued pension at 31st December 2005 £000	Transfer value of accrued pension at 31st December 2006 £000	Increase in transfer value during the year £000
Chairman
Matthew W Barrett(d)	62	7	–	–	–	–	–	–	–
Executive Directors
John Varley(e)(f)	50	24	374	44	30	418	6,338	7,696	1,358
Robert E Diamond Jr(g)(h)	55	10	37	(1)	(1)	36	207	195	(12)
Gary Hoffman(f)	46	24	198	55	47	253	1,723	2,352	629
Naguib Kheraj(i)(j)	42	9	–	–	–	–	–	–	–
David Roberts	44	23	190	33	26	223	1,503	1,893	390
Frits Seegers(i)	48	–	–	–	–	–	–	–	–

Notes

(a)	Pension accrued during the year represents the change in accrued pension (including inflation at the prescribed rate of 3.6%) which occurred during the entire year. The pensions paid from the final salary section of the applicable pension fund are reviewed annually. Pensions increase by a minimum of the increase in the retail prices index (up to a maximum of 5%), subject to the scheme rules.

(b)	The transfer values have been calculated in a manner consistent with the Retirement Benefit Scheme – Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

(c)	With the exception of Matthew W Barrett and the benefits provided through the US Restoration Plan for Robert E Diamond Jr, the pension benefits for all Directors shown above are provided for on a funded basis.

(d)	During the year and up until his retirement on 31st December 2006, Matthew W Barrett was not a member of any of the Group’s registered pension arrangements. Instead a notional fund was accrued on his behalf through an Unfunded Unapproved Retirement Benefits Scheme. No contributions were made to this arrangement in 2006 or since becoming Chairman. In addition, had Mr Barrett died during the year, before leaving employment, a capital lump sum of up to 4 times his base salary would have been payable.

(e)	John Varley is a member of the Group’s closed UK defined benefit pension arrangement. This non-contributory pension scheme has a normal pension age of 60 and in accordance with his service contract, the scheme provides him with a pension benefit of 66.67% of his Pensionable Salary at normal pension age. Should John Varley retire at age 55, the scheme provides for an unreduced pension of 60% of Pensionable Salary.

(f)	In addition to the transfer value of accrued pension at 31st December 2006, John Varley and Gary Hoffman also have defined contribution benefits. John Varley’s benefit is in respect of a transfer from a previous pension arrangement while Gary Hoffman’s benefit is in respect of Special Company Contributions (Bonus Sacrifice). During 2006, Special Company Contributions (Bonus Sacrifice) of £225,000 were paid in respect of Gary Hoffman. The fund value of these arrangements as at 31st December 2006 for John Varley and Gary Hoffman were £662,554 and £623,104 respectively.

(g)	The benefits shown above in respect of Robert E Diamond Jr’s participation in the Group’s US non-contributory defined benefit arrangement and the US Restoration Plan have been converted to Pounds Sterling using the 2006 year-end exchange rate of US$1.96 (2005: US$1.72).

(h)	Robert E Diamond Jr is also a member of the Barclays Bank PLC 401K Thrift Savings Plan and Thrift Restoration Plan. These are US defined contribution plans. Company contributions into these plans in 2006 amounted to £11,414 (US$21,000).

(i)	Naguib Kheraj and Frits Seegers do not participate in any of the Group’s pension arrangements. Instead they receive a cash allowance in lieu of pension contributions of 23% and 25% of their respective base salaries. Naguib Kheraj’s cash allowance in 2006 amounted to £149,500, while Frits Seegers’ cash allowance in 2006 was £84,028.

(j)	In addition to the cash allowance in lieu of pension contributions, Naguib Kheraj has defined contribution benefits in respect of a previous period of participation in the Retirement Investment Scheme. The fund value of this deferred benefit as at 31st December 2006 was £108,963.

130	Barclays PLC Annual Report 2006

Chairman and executive Directors: illustration of change in value of Barclays PLC shares owned beneficially, or held under option or awarded under employee share plans during the year(a)(h)

	Number at 31st December 2006							Notional value based on share price of £6.11(f ) £000	Notional value based on share price of £7.30(g) £000	Change in notional value £000
	Shares owned beneficially(b)	ESAS(c)	PSP(d)	Executive Share Option Scheme (ESOS)(e)	ISOP(e)	Sharesave	Total
Chairman
Matthew W Barrett	2,000	290,309	–	766,628	832,000	–	1,890,937	4,452	6,702	2,250
Executive Directors
John Varley	375,053	278,211	295,793	–	920,000	4,096	1,873,153	7,373	9,602	2,229
Robert E Diamond Jr	2,531,582	5,282,875	820,819	100,000	560,000	–	9,295,276	53,854	64,915	11,061
Gary Hoffman	319,186	166,526	171,850	–	540,000	6,474	1,204,036	4,892	6,325	1,433
Naguib Kheraj	141,442	790,317	194,745	60,000	520,000	4,007	1,710,511	7,875	9,910	2,035
David Roberts	225,577	178,140	168,008	–	260,000	3,974	835,699	3,965	4,960	995
Frits Seegers	4,319	802,208	157,728	–	–	–	964,255	5,959	7,039	1,080

Notes

(a)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s head office in London.

(b)	The number shown includes shares held under Sharepurchase.

(c)	ESAS includes the maximum potential 30% bonus share element where applicable.

(d)	The number of shares shown represents the initial allocation of shares.

(e)	The number of shares shown represents the target award shares under option, or the actual number of shares under option if the award had vested as at 31st December 2006.

(f)	With the exception of Frits Seegers, the notional value is based on the share price as at 31st December 2005. The notional value for Frits Seegers is based on a share price of £6.18, which was the share price as at 10th July 2006, the date he was appointed executive Director.

(g)	The notional value is based on the share price as at 31st December 2006. The highest and lowest market prices per share during the year were 737p and 585p respectively.

(h)	Under PSP, ESAS, ISOP, ESOS and Sharesave, nothing was paid by the participants on the grant of options or awards.

Barclays PLC Annual Report 2006	131

Corporate governance

Remuneration report

Chairman and executive Directors: shares provisionally allocated and shares under option under ESAS(a)(h)(i)(j)

		During 2006
	Number at 1st January 2006	Awarded in respect of the results for 2005(b)	Released(c)	Market price on Release date £	Exercised(d)	Market price on Exercise date £	Bonus shares lapsed	Number at 31st December 2006
Chairman
Matthew W Barrett	350,534	–	–	–	55,592	7.11	4,633	290,309
Executive Directors
John Varley	206,074	92,441	20,304	6.62	–	–	–	278,211
Robert E Diamond Jr(e)	6,261,163	499,679	1,191,843	6.62	–	–	–	5,282,875
			286,124	6.74	–	–	–
Gary Hoffman	345,564	37,477	216,515	6.62	–	–	–	166,526
Naguib Kheraj	937,361	54,967	202,011	6.62	–	–	–	790,317
David Roberts	334,844	54,967	211,671	6.62	–	–	–	178,140
Frits Seegers	–	802,208	–	–	–	–	–	802,208

Shares under option under ESAS and voluntary ESAS at 31st December 2006 (with the exception of voluntary ESAS, shares under option are included in aggregate figures above)

	Nil cost option granted at 3rd anniversary(f )	Nil cost option held under voluntary ESAS(g)	Date from which exercisable	Latest expiry date

Chairman
Matthew W Barrett	–	–	–	–

Executive Directors
John Varley	48,036	–	07/03/05	28/02/08
Robert E Diamond Jr	–	–	–	–
Gary Hoffman	33,410	136,584	26/02/99	05/03/14
Naguib Kheraj	429,536	–	07/03/05	28/02/08
David Roberts	31,792	–	07/03/05	28/02/08
Frits Seegers	–	–	–	–

Notes

(a)	The number of shares shown in the table includes the maximum potential 30% bonus share element where applicable.

(b)	An award was granted to Frits Seegers in August 2006 following his appointment as an executive Director on 10th July 2006 in recognition of forfeited share awards and benefits from his previous employment. Bonus shares are not applicable to the award. Frits Seegers also received a cash payment in July 2006 in recognition of forfeited share awards and benefits from his previous employment, as referred to in footnote (j) on page 129.

(c)	The trustees may release additional shares to participants which represent accumulated dividends (net of withholding) in respect of shares under award. During 2006, the trustees released the following accumulated dividend shares – 4,486 to John Varley, 197,517 to Robert E Diamond Jr, 26,512 to Gary Hoffman, 23,309 to Naguib Kheraj and 25,443 to David Roberts. These are not awarded as part of the original award and consequently are not included in the Released column.

(d)	The trustees may release additional shares to participants which represent accumulated dividends (net of withholding) in respect of shares under award. During 2006, the trustees released 8,223 accumulated dividend shares to Matthew W Barrett. These are not awarded as part of the original award and are consequently not included in the Exercised column.

(e)	The number shown in the column headed ‘Number at 1st January 2006’ includes shares held by Robert E Diamond Jr which reflect interests built up over the course of successive years’ service with Barclays. The awards were related to Robert E Diamond Jr’s contribution to the performance of Barclays Capital, BGI and the Barclays Group.

(f)	The shares under option shown in this column are already included in the numbers shown at 1st January 2006 and relate to provisional allocations made in 2002 and 2003 except that the figures do not include accumulated dividend shares under option as follows: 6,484 shares for John Varley, 4,484 shares for Gary Hoffman, 57,765 shares for Naguib Kheraj and 4,272 shares for David Roberts. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of shares involved.

(g)	The shares under option in this column are not included in the numbers shown at 1st January 2006 or 31st December 2006 in the first table on this page.

(h)	Awards in respect of 2006 will be made in March 2007. Including the maximum potential 30% bonus share element, awards will total £698,750 to John Varley, £4,517,500 to Robert E Diamond Jr, £203,125 to Gary Hoffman and £520,000 to Frits Seegers.

(i)	Nothing was paid by the participants on the grant of options or awards.

(j)	Please refer to page 124 for further details on ESAS and voluntary ESAS.

132	Barclays PLC Annual Report 2006

Executive Directors: awards under PSP(a)(e)

	Shares under initial allocation at 1st January 2006	Shares under initial allocation granted during 2006(b)	Maximum number of shares granted during 2006	Market price on award date £(c)	Performance period(d)	Scheduled vesting date	Shares under initial allocation at 31st December 2006	Maximum number of shares under award at 31st December 2006
Executive Directors
John Varley
2005	142,045	–	–	–	01/01/05 – 31/12/07	16/06/08	142,045	426,135
2006	–	153,748	461,244	6.75	01/01/06 – 31/12/08	23/03/09	153,748	461,244
Total							295,793	887,379
Robert E Diamond Jr
2005	52,083	–	–	–	01/01/05 – 31/12/07	16/06/08	52,083	156,249
2006	–	768,736	2,306,208	6.75	01/01/06 – 31/12/08	23/03/09	768,736	2,306,208
Total							820,819	2,462,457
Gary Hoffman
2005	75,758	–	–	–	01/01/05 – 31/12/07	16/06/08	75,758	227,274
2006	–	96,092	288,276	6.75	01/01/06 – 31/12/08	23/03/09	96,092	288,276
Total							171,850	515,550
Naguib Kheraj
2005	87,121	–	–	–	01/01/05 – 31/12/07	16/06/08	87,121	261,363
2006	–	107,624	322,872	6.75	01/01/06 – 31/12/08	23/03/09	107,624	322,872
Total							194,745	584,235
David Roberts
2005	75,758	–	–	–	01/01/05 – 31/12/07	16/06/08	75,758	227,274
2006	–	92,250	276,750	6.75	01/01/06 – 31/12/08	23/03/09	92,250	276,750
Total							168,008	504,024
Frits Seegers
2006	–	157,728	473,184	6.36	01/01/06 – 31/12/08	04/08/09	157,728	473,184
Total							157,728	473,184

Executive Directors: Retained Incentive Opportunity(f)(g)

	Date of award	Maximum potential value £000s	Performance period	Vesting date
Robert E Diamond Jr	25/05/05	14,850	01/01/05 – 31/12/07	No later than 15/03/08

Notes

(a)	The shares granted during 2005 and 2006 are scheduled for release in June 2008 and March 2009 (August 2009 for Frits Seegers) respectively, to the extent that the applicable performance conditions are achieved. Dividend shares may also be released in respect of the vested shares.

(b)	In respect of John Varley, Robert E Diamond Jr, Gary Hoffman, Naguib Kheraj and David Roberts, the price used to convert the present fair value of the award to a number of shares was £6.50. This was an average over the period 21st February 2006 to 10th March 2006. In respect of Frits Seegers, the price used to convert the present fair value of the award to a number of shares was £6.34, which was the price at which shares were purchased in the market to fund the award.

(c)	The price shown is the mid-market closing price on the date of the award.

(d)	The details of the performance conditions for PSP are included on page 125.

(e)	Nothing was paid by the participants on the grant of awards.

(f)	This Retained Incentive Opportunity is specific to Robert E Diamond Jr, under which he retains an opportunity broadly equivalent to a prior opportunity to participate in a Barclays Capital long-term incentive arrangement. It is intended to maintain close alignment of reward with Robert E Diamond Jr’s continued contribution to the performance of Barclays Capital. The performance measure is the cumulative EP performance of Barclays Capital during the period 1st January 2005 to 31st December 2007. To achieve the maximum potential value shown above, Barclays Capital would need to generate cumulative EP of £2bn over the performance period. If EP for the performance period is less than £500m, Robert E Diamond Jr will not be eligible for any award. If the minimum performance requirement of £500m EP is met, the potential value of the award would be in a range of £0.65m to £1.08m. The potential value of the Retained Incentive Opportunity between £500m cumulative EP and £2bn cumulative EP is subject to a performance curve graduated to deliver higher proportionate value at higher levels of cumulative EP. Robert E Diamond Jr must normally be in the employment of the Barclays Group on the vesting date, to remain eligible. In determining the potential value of the Retained Incentive Opportunity, the Committee will take into account Robert E Diamond Jr’s individual contribution during the performance period, and the underlying financial health of the Barclays Group. The amount and basis for determining any entitlement under the Retained Incentive Opportunity will not be altered to the advantage of Robert E Diamond Jr without prior approval of shareholders in general meeting.

(g)	Under the Retained Incentive Opportunity, 50% of any potential award would be payable in cash on the vesting date. A recommendation would be made to the trustee of ESAS for an award of Barclays shares, in the form of a provisional allocation, in respect of the remaining 50%. Any shares under the ESAS award would be releasable after 12 months from the award date. The Retained Incentive Opportunity is not pensionable.

Barclays PLC Annual Report 2006	133

Corporate governance

Remuneration report

Chairman and executive Directors: shares under option under Sharesave(a)

		During 2006				Information as at 31st December 2006
	Number held at 1st January 2006	Granted	Exercised	Exercise price per share £	Market price on date of exercise £	Number of shares held under option	Weighted average exercise price of outstanding options £	Date from which exercisable	Latest expiry date

Chairman
Matthew W Barrett	2,479	–	2,479	3.73	7.05	–	–	–	–

Executive Directors
John Varley	4,096	–	–	–	–	4,096	4.11	01/11/06	30/04/07
Robert E Diamond Jr	–	–	–	–	–	–	–	–	–
Gary Hoffman	6,091	1,743	1,360	3.56	7.05	6,474	4.29	01/11/07	30/04/14
Naguib Kheraj	4,007	–	–	–	–	4,007	4.08	01/11/09	30/04/10
David Roberts	5,227	631	1,068	3.16	6.65	3,974	4.10	01/11/07	30/04/12
			816	4.11	7.05
Frits Seegers(b)	–	–	–	–	–	–	–	–	–

Notes

(a)	Nothing was paid by the participants on the grant of options.

(b)	Frits Seegers was appointed as an executive Director on 10th July 2006 and was therefore not eligible to participate in the 2006 Sharesave invitation.

134	Barclays PLC Annual Report 2006

Chairman and executive Directors: plans used in previous years (ESOS, ISOP and the BGI EOP)

The Chairman and executive Directors continue to have interests in Barclays PLC ordinary shares under ESOS(a) and ISOP(b) and in BGI Holdings under the BGI EOP(c) (as indicated in the table below). No awards were made to Directors under these plans during 2006.

Chairman and executive Directors: awards under plans used in previous years(g)

	Maximum number of shares under option at 1st January 2006	During 2006		Market price on exercise date £	Maximum number of shares under option at 31st December 2006	Weighted average exercise price of outstanding options £	Date from which exercisable	Latest expiry date	Target/vested number of shares at 31st December 2006(d)
		Exercised	Lapsed

Chairman
Matthew W Barrett
ESOS(e)	766,628	–	–	–	766,628	4.43	06/09/02	03/10/09	766,628
ISOP	2,832,000	2,000,000	–	7.11	832,000	4.45	18/05/03	11/03/11	832,000

Executive Directors

John Varley
ISOP	2,060,000	–	–	–	2,060,000	4.45	18/05/03	22/03/14	920,000
Robert E Diamond Jr
ESOS	100,000	–	–	–	100,000	3.97	14/08/01	13/08/08	100,000
ISOP	1,340,000	–	–	–	1,340,000	4.42	12/03/04	22/03/14	560,000
BGI EOP	200,000	100,000	–	77.60	100,000	20.11	26/03/07	26/03/14	100,000
Gary Hoffman
ISOP	1,520,000	200,000	–	6.93	1,320,000	4.40	12/03/04	22/03/14	540,000
Naguib Kheraj
ESOS	60,000	–	–	–	60,000	3.97	14/08/01	13/08/08	60,000
ISOP	1,360,000	–	–	–	1,360,000	4.40	12/03/04	22/03/14	520,000
David Roberts
ISOP	1,300,000	260,000	–	7.15	1,040,000	4.33	14/03/06	22/03/14	260,000
Frits Seegers(f)
–	–	–	–	–	–	–	–	–	–

Notes

(a)	Under ESOS, options granted (at market value) to executives were exercisable only if the growth in Barclays earnings per share over the three-year period was at least equal to the percentage increase in the UK Retail Prices Index plus 6% over the same period. The performance condition for the 1999 ESOS grant was met.

(b)	Under ISOP, executives were awarded options (at market value) over Barclays shares which are normally exercisable after three years. The number of shares over which options can be exercised depends upon performance against specific performance conditions. For ISOP awards granted in 2000 to 2003, the first 40,000 target shares under option for each award was subject to an EP performance condition, tested over a period of three years. Any amount above 40,000 target shares was subject to a relative TSR performance condition, to be tested initially over three years. Because the TSR performance condition was not met over three years in relation to the awards in 2003, the TSR condition was tested over a period of four years from the original start date. Awards in 2004 were subject to a relative TSR performance condition. For the 2003 and 2004 grants under ISOP, which become exercisable in 2007, Barclays was ranked sixth in the peer group under the TSR performance condition. This was sufficient for only 25% of the maximum number of shares under the TSR condition to vest. The remaining 75% will lapse.

(c)	Robert E Diamond Jr received a grant under the BGI EOP in March 2004. He was not a Director of Barclays PLC at that time. The BGI EOP is an option plan, approved by shareholders in 2000 and offered predominantly to participants in the US. Under the BGI EOP, participants receive an option to purchase shares in Barclays Global Investors UK Holdings Limited. The exercise price is based on the fair value at the time of grant. The option normally vests in three equal tranches on the first, second, and third anniversary of the date of grant. Participants must, in accordance with the Articles of Association of Barclays Global Investors UK Holdings Limited, keep their shares for 355 days after the date of exercise, before they may be offered for sale. In line with market practice, the options were not subject to performance conditions. Robert E Diamond Jr is not eligible to receive further awards under the BGI EOP. The shares shown in respect of the BGI EOP in the above table are shares in Barclays Global Investors UK Holdings Limited.

(d)	The number of shares shown for ISOP options represents the target award shares under option, or the actual number of shares under option if the award had vested as at 31st December 2006. The target number of shares takes account of the stretch in the performance condition and the probability of vesting.

(e)	The independent trustee of the Barclays Group (PSP) Employees’ Benefit Trust granted Matthew W Barrett a share award in 1999 comprising an option on similar terms to options granted under ESOS. For convenience these are described as granted under ESOS in the above table.

(f)	Frits Seegers was appointed as an executive Director on 10th July 2006 and therefore no participation in the above plans has been offered to him.

(g)	Nothing was paid by the participants on the grant of options.

Barclays PLC Annual Report 2006	135

Corporate governance

Remuneration report

Directors: interests in ordinary shares of Barclays PLC(a)

	At 1st January 2006(b)		At 31st December 2006
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Chairman
Matthew W Barrett	302,264	–	2,000	–
Executive Directors
John Varley(c)	360,049	–	375,053	–
Robert E Diamond Jr(e)	1,512,575	–	2,531,582	–
Gary Hoffman(c)	172,702	–	319,186	–
Naguib Kheraj(d)	8,550	–	141,442	–
David Roberts(d)	78,191	–	225,577	–
Frits Seegers(f)	–	–	4,319	–
Non-executive Directors(c)
Marcus Agius(g)	–	–	15,000	–
Sir Richard Broadbent	6,068	–	8,092	–
Leigh Clifford	3,460	–	5,219	–
Fulvio Conti(h)	–	–	2,538	–
Dr Danie Cronjé(d)	2,000	–	3,547	–
Professor Dame Sandra Dawson	7,822	–	9,953	–
Sir Andrew Likierman	3,628	–	5,441	–
Sir Nigel Rudd	16,788	–	51,117	–
Stephen Russell	16,221	–	18,661	–
Sir John Sunderland	8,308	–	10,054	–

Notes

(a)	Beneficial interests in the table above represent shares held by Directors who were on the Board as at 31st December 2006, either directly or through a nominee, their spouse and children under 18. They include any interests held through Sharepurchase, but do not include any awards under ESAS, ISOP, PSP, ESOS and Sharesave. At 31st December 2006, Matthew W Barrett and the executive Directors, together with other senior executives, were potential beneficiaries in respect of a total of 165,645,889 Barclays PLC ordinary shares (1st January 2006: 147,145,847) held by the trustees of the Barclays EBTs. At 27th February 2007, a total of 181,139,684 shares were held by the trustees.

(b)	Or date appointed to the Board if later.

(c)	Between 31st December 2006 and 27th February 2007, John Varley and Gary Hoffman each purchased 33 Barclays shares through Sharepurchase. On 21st February 2007, the non-executive Directors acquired ordinary shares pursuant to arrangements under which part of each non-executive Director’s fee is used to buy shares in Barclays. Barclays shares were acquired by each non-executive Director as follows: Marcus Agius – 427; Sir Richard Broadbent – 806; Leigh Clifford – 763; Fulvio Conti – 732; Dr Danie Cronjé – 767; Professor Dame Sandra Dawson – 856; Sir Andrew Likierman – 786; Sir Nigel Rudd – 940; Stephen Russell – 917; Sir John Sunderland –748. Except as described in this note, there were no changes to the beneficial or non-beneficial interests of Directors in the period 31st December 2006 to 27th February 2007.

(d)	As at 1st January 2006, Naguib Kheraj, David Roberts and Dr Danie Cronjé held 1,200, 1,200, and 101,577 shares in Absa Group Limited respectively. As at 31st December 2006, Naguib Kheraj, David Roberts, Frits Seegers and Dr Danie Cronjé held 1,200, 1,200, 1,000 and 101,577 shares in Absa Group Limited, respectively. Dr Danie Cronjé also held 7,500 non-cumulative, non-redeemable preference shares in Absa Bank Limited as at 31st December 2006.

(e)	As at 1st January 2006 and 31st December 2006, Robert E Diamond Jr also held 100,000 and 200,000 ‘A’ ordinary shares in Barclays Global Investors UK Holdings Limited respectively.

(f)	Appointed as an executive Director on 10th July 2006.

(g)	Appointed as a non-executive Director on 1st September 2006.

(h)	Appointed as a non-executive Director on 1st April 2006.

136	Barclays PLC Annual Report 2006

Corporate governance

Accountability and audit

Going concern

The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Internal control

The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2006, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ published by the Financial Reporting Council. The Board regularly reviews these processes through the Board Committees.

The Directors review the effectiveness of the system of internal control semi-annually. An internal control compliance certification process is conducted throughout the Group in support of this review. The effectiveness of controls is periodically reviewed within the business areas. Regular reports are made to the Board Audit Committee by management, Internal Audit and the compliance and legal functions covering particularly financial controls, compliance and operational controls. The Board Audit Committee monitors resolution of any identified control issues of Group level significance through to a satisfactory conclusion.

The key document for the Group’s internal control processes is the Group Internal Control and Assurance Framework (GICAF) which describes the Group’s approach to internal control and details Group policies and processes. The GICAF is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee.

Quarterly risk reports are made to the Board covering risks of Group significance including credit risk, market risk and operational risk, including legal and compliance risk. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee. Further details of risk management procedures are given in the Risk management section on pages 64 to 103.

Management’s report on internal control over financial reporting

The management of Barclays PLC is responsible for establishing and maintaining adequate internal control over financial reporting. Barclays PLC’s internal control over financial reporting is a process designed under the supervision of Barclays PLC’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and for the purposes of preparation of reconciliations to Generally Accepted Accounting Practices in the United States (US GAAP).

Barclays PLC’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRSs and of reconciliations under US GAAP, and that receipts and expenditures are being made only in accordance with authorisations of management and the Directors of Barclays PLC; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Barclays PLC’s assets that could have a material effect on Barclays PLC’s financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Barclays PLC’s internal control over financial reporting as of 31st December 2006. In making its assessment, management has utilised the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, Barclays PLC’s internal control over financial reporting was effective as of 31st December 2006.

PricewaterhouseCoopers LLP, an independent registered public accounting firm which has audited the consolidated financial statements of the Group for the fiscal year ended 31st December 2006, has also audited management’s assessment of the effectiveness of Barclays PLC’s internal control over financial reporting and the effectiveness of Barclays PLC’s internal controls over financial reporting; their report is included herein on page 146.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk Factors section on page 62.

Statement of Directors’ responsibilities for accounts

The following statement, which should be read in conjunction with the Auditors’ report set out on page 146, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared individual accounts in accordance with IFRS as adopted by the European Union. The accounts are required by law and IFRS to present fairly the financial position of the Company and the Group and the performance for that period; the Companies Act 1985 provides, in relation to such accounts, that references in the relevant part of the law to accounts giving a true and fair view are references, to their achieving fair presentation.

The Directors consider that, in preparing the accounts on pages 147 to 270, and the additional information contained on pages 271 to 297, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

Barclays PLC Annual Report 2006	137

Corporate governance

Accountability and audit

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Disclosure controls and procedures

The Group Chief Executive, John Varley, and the Group Finance Director, Naguib Kheraj, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2006, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. The Group Chief Executive and Group Finance Director also concluded that no significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

Signed on behalf of the Board

Marcus Agius

Chairman

8th March 2007

138	Barclays PLC Annual Report 2006

Corporate responsibility

Responsible banking

The past year has seen another marked increase in the profile of corporate responsibility as a topic of global strategic significance. Two issues have dominated debate – the emergence of climate change and its consequences as the most pressing challenge facing the world and the evolution of thought on social, ethical and environmental issues under the overarching concept of ‘sustainability’.

For Barclays, corporate responsibility is embodied in the concept of ‘responsible banking’ – reflecting its place at the heart of our strategy as an integral part of the way in which we do business. Firmly based on the clear values enshrined in our Guiding Principles, responsible banking means making informed, reasoned and ethical decisions in our business dealings with customers, clients, employees and our other stakeholders. Our Guiding Principles of Winning Together, Customer Focus, The Best People, Pioneering and Trusted describe how we expect our employees to behave with external stakeholders and each other. Responsible banking is the approach by which we aim to progress towards sustainability – recognising that we will succeed in our strategic and financial goals only if we have a strong commitment and focus on achieving sustainable outcomes for all stakeholders.

We make our greatest contribution to society by being good at what we do and by doing so responsibly – by helping our customers meet their financial goals through providing competitive products and services that contribute to economic growth, and in contributing to healthy financial systems around the world.

Our corporate responsibility priorities are informed by regular dialogue with a wide range of organisations and in 2006 we undertook a much broader programme of formal and informal dialogue with investors, non-governmental organisations, customers, our employees and politicians. Our approach is focused on the following areas:

•	Our customers

•	Financial inclusion

•	Responsible lending

•	Environment and climate change

•	Supply chain management

•	Our employees

•	Community investment

This is underpinned by a strong governance framework.

Governance

The Group Chief Executive, supported by the Group Executive Committee, has primary responsibility for embedding ‘responsible banking’ throughout Barclays. This includes setting strategy and the identification, review and reporting of all business issues (whether risks or commercial opportunities) which have an important social, environmental or ethical dimension.

The Brand and Reputation Committee, a sub-committee of Group Executive Committee, is chaired by Sir Nigel Rudd, Deputy Chairman and a non-executive Director on the Board. The Committee’s role is to identify and manage issues of reputational significance to the Barclays Group. The Committee met three times during the year.

The Community Partnerships Committee sets the policy and provides governance for our global community investment, and the Environmental Steering Group provides direction and governance to support our environmental and climate change strategies.

Corporate responsibility is firmly established as one of the Board Governance Standards, providing for internal control and governance and establishing ‘responsible banking’ as a key area of profile and measurement within our risk management processes.

Ethical indices

Barclays is a long-standing member of the Dow Jones Sustainability and FTSE4Good ethical indices. Our ranking in the Business in the Community Corporate Responsibility Index rose to 3rd position out of 131 companies. In the Carbon Disclosure Project, we were ranked in the top 50 of the global FT 500 companies.

Our customers

An unswerving focus on our customers lies at the heart of our Guiding Principles. We are committed to providing them with excellent products and services and doing so in accordance with our ten established principles for treating customers fairly, with openness and with transparency. Our aim is to improve the information we give to customers so that they can make better informed decisions in line with their own circumstances and needs.

We have made a large investment in improving our customer service, most notably in our UK Retail Business. We are, therefore, encouraged to see that the progress we reported last year has been maintained in the areas of customer satisfaction and advocacy, as we have implemented steps to improve products and to rectify challenges in key areas such as mortgage processing, where we have made major changes.

Across our other businesses – UK Business Banking, Barclays Capital, Barclays Global Investors, Barclays Wealth and in our African and European retail operations, strong levels of customer satisfaction and advocacy have been sustained.

During the year, we announced our intention to merge our network of Woolwich branches in the UK into Barclays, at the same time investing in our branch network and in the Woolwich as our mortgage brand. This will give Woolwich customers access to all Barclays branches and ATMs and vice versa. The branches we are bringing together are near neighbours – 300 metres or less apart and there will be no change in our community footprint as a result.

Financial inclusion

With 2.7 billion people across the world living on less than US$2 per day and some 2.8 million UK adults without access to a bank account, increasing financial inclusion is both a social imperative and a commercial opportunity. Our focus in this area has been on our businesses in the UK and in Africa and specifically on improving both access to banking and to affordable credit and savings.

In South Africa, Absa’s Customer Education Programme is making banking more accessible to customers at the lower end of the mass market through a range of audio visual channels, whilst in the UK we continued to support agencies such as the Money Advice Trust, Citizens Advice and Business Debtline.

We increased the number of our Cash Card (basic bank) Accounts, designed for low income and vulnerable people in the UK, by 85,000 to 464,000 and held a ‘roundtable’ discussion with three consumer groups – Citizens Advice, the National Consumer Council and SAFE (Services Against Financial Exclusion), an initiative of Toynbee Hall – to inform improvements and increase access to this account. New functions have been added to the account and, based on the feedback, we are giving more profile to the savings needs of these customers. In the UK, our personal current account customers can continue to make cash withdrawals free of charge through the Post Office network.

Barclays PLC Annual Report 2006	139

Corporate responsibility

Absa has been addressing access in South Africa through various means. Portable branches are bringing banking to deprived areas, enabling a full range of transactions to be handled efficiently. 13 were opened in 2006. 1.5 million more South Africans were brought into banking via the Mzansi account, of which Absa continues to be the leading bank provider. The bank has also implemented its AllPay and Sekulula services, enabling 2.3 million social grant beneficiaries to access their payments in four provinces.

We remain the leading private sector supporter of credit unions in the UK, whilst our pilot of microbanking in Ghana through the traditional Susu system proved very successful, reaching over 80,000 disadvantaged market traders and supporting the UN Millennium Development Goals. Work is now under way to develop microfinance programmes for implementation in other African countries.

Responsible lending

The consumer lending market in the UK has continued to be both intensely competitive and challenging. Our commitment is to provide clear and straightforward information to our customers so that they can readily see the terms and conditions and then make an informed personal decision. We have further developed the use of summary information on credit card and personal loan application forms and statements, to help customers understand our terms and pricing and also, for example, the implications of making only the minimum payment on their credit card outstandings.

We are working closely with other banks and finance providers to share information about how people manage their accounts, in the belief that this has a key role to play in helping banks assist their customers through responsible lending practices and customer care. Another development is to encourage responsible borrowing through the introduction of our Flexi-Rate™ card, which offers a lower interest rate to those customers who repay more of their outstanding credit card balance each month.

Environment and climate change

The effects of climate change constitute the most pressing challenge to global sustainability and we continue to reflect this in our policies and actions. As a bank, our impacts are both direct – through our own operations – and indirect – through our lending and other business activities with customers and clients.

One of our key initiatives has been to make our UK operations carbon-neutral. We have achieved this through significant investment in energy efficiency and through the purchase of renewable energy – 50% of our UK operations are now being supplied from renewable sources. Part of our remaining offset of over 200,000 tonnes of CO2 is provided through the purchase of carbon credits in the market, together with a strong contribution from community-based sustainable energy schemes such as solar and wind power in Africa and India.

Barclays CO2 emissions from energy and travel

We are also helping to combat climate change through the development of carbon-related products and services, such as our launch of the first carbon-neutral debit card in the UK. Barclays Capital continued to support the vital carbon trading market, where it remains the most active trader. Our Natural Resources Team has provided long-term finance for over 2,600MW of renewable generating capacity, including onshore windfarms, landfill gas extraction plants and bio-diesel conversion plants.

We have committed strongly to the efficient management of our resources, reducing waste and increasing recycling. We extended our ISO14001 certified Environmental Management System, with our operations in France and Absa in South Africa becoming the first major banks in those countries to achieve such accreditation.

As a result of this activity, we improved our score in the Dow Jones Sustainability Index, retaining our 1st position amongst global banks for environmental reporting and joint 1st in environmental performance. In the UK, we achieved 2nd position in the Business in the Environment Index.

As a co-founder of the Equator Principles, which require banks to undertake detailed social and environmental impact assessments when financing projects such as dams and mines, we contributed to the revision and strengthening of the Principles. The threshold amount has been reduced from US$50m to US$10m and criteria tightened, such that they now include more robust procedures for public consultation and a greater focus on social impacts.

Project finance deals – whole Barclays Group

Category	A Higher Risk	B Medium Risk	C Lower Risk	Total 2006
Number of project finance deals	8	10	18	36
Deals completed or pending	4	9	17	30
– of which, number where E/S(a) related changes were made	4	9	17	30
Deals considered, but not participated in	4	1	1	6
Projects referred from EU	6	4	15	25
Projects referred from Africa	1	2	2	5
Projects referred from Asia Pacific	1	2	0	3
Projects referred from North America	0	2	1	3

(a) E/S = Environmental and social issues.

During the year, we updated our internal environmental and social risk guidance, extending it to over 50 different industry sectors. This guidance, which was developed with input from environmental NGOs, now reflects more explicit information on social and other human rights-related impacts. This review also benefited from our work as the only bank participating in the Business Leaders’ Initiative on Human Rights. The guidance has been shared with the United Nations Environment Programme – Finance Initiative and has been made available to their 167 members around the world.

140	Barclays PLC Annual Report 2006

Supply chain management

Responsible sourcing principles are an important component in our commitment to sustainability whilst, at the same time, enabling us to manage business risk. A key achievement in 2006 was the circulation of our new Corporate Responsibility Questionnaire to our suppliers operating in sectors of higher or medium level environmental or social risk. So far, we have reviewed some 60 suppliers, accounting for approximately £1.5bn of our total annual spend.

The information gathered through our questionnaire is helping to ensure that the social and environmental policies of our suppliers are in line with Barclays own standards. In those cases where suppliers have performed relatively poorly, we intend to work with them to help them improve performance.

In 2006, Absa in South Africa spent over 55% of their annual sourcing total with businesses qualifying under the Black Economic Empowerment guidelines. These support the South African Government’s objective to ensure that its citizens have the opportunity to participate in the economic progress of the country.

In the UK, we worked with our cleaning contractors to secure new terms and conditions for some 2,400 cleaning staff in our 2,000 UK branches. This groundbreaking initiative means that the cleaners will now benefit from improved pay and opportunities for training, as well as access to a pension, sick pay, increased holiday entitlements and annual leave.

Our employees

The commitment, motivation and talent of our employees lies at the heart of our approach to sustainability. During 2006, we continued our pioneering partnership agreement with Amicus, our UK trade union, and signed a joint Equality Charter that commits us to advancing equality for our employees.

Our annual independent Employee Opinion Survey showed further improvements. 87% of our colleagues participated in the survey and 84% expressed pride in working for Barclays, with Employee Engagement standing at 76% (72% in 2005). Employee perceptions of Barclays as a responsible company showed further strong progress.

Employee opinion survey results

(% Positive Scores)

	2006	2005
Perceptions of Leadership	62	58
Employer of Choice	70	67
Barclays operates with integrity	84	80
Barclays is an environmentally responsible company	77	76
Barclays is a socially responsible company	83	80
I am proud to work for Barclays	84	80

Diversity amongst our employees is both a long-term commitment and a business imperative. 21% of our senior employees are female and this is a start, but we accept that there is more to do. We boosted our intake of disabled graduates to our summer internship programme with good progress across our businesses and we benefited from a proactive partnership with Spain’s Fundación Once.

6% of our UK senior managers are now from an ethnic minority background whilst, over the past five years, the number of our ethnic minority employees in the UK has risen from 7% to 13%. In South Africa, Absa continued to make strong progress with its commitments under the Financial Sector Charter to increase the number of black managers at all levels and, as a sub-set, black female managers.

UK employment statistics

	2006	2005	2004
Total employee headcount	62,400	59,100	60,000
Average length of service (years)	9.8	10.2	10.5
Percentage working part time	21.8%	23.7%	24.6%
Sickness absence rate	4.0%	4.2%	4.4%
Turnover rate	19.0%	20.0%	19.3%
Resignation rate	12.0%	11.5%	11.8%
Women in Barclays
Percentage of all employees	61.0%	62.2%	63.4%
Percentage of management grades	33.0%	30.9%	30.5%
Percentage of senior executives	12.9%	10.9%	10.5%
Ethnic minorities in Barclays
Percentage of all employees	12.7%	11.3%	10.5%
Percentage of management grades	8.1%	7.1%	7.0%
Percentage of senior executives	6.1%	3.6%	3.3%
Disabled employees in Barclays
Percentage of all employees	5.0%	3.4%	3.2%

Notes

All headcount and FTE numbers relate to direct employees therefore excluding agency staff and contractors.

All employee statistics relate to Barclays in the UK excluding Barclays Global Investors (approx 800 UK employees).

All data as at 31st December.

Percentage of disabled employees is derived using responses to the GRCB and Central Support Employee Opinion Survey, 84% of UK employees.

Sickness Absence percentage excludes Barclays Capital population.

UK historical data has been restated to include Barclays Capital and therefore will differ from previously reported figures.

Occupational health is an important concern for us and we maintain a comprehensive HIV/AIDS programme across all our African businesses. This provides counselling, testing and treatment, including free anti-retroviral drugs, for our employees and their dependants. We also have extensive schemes to support business customers and our wider communities and have been active in supporting malaria programmes in various African countries.

Community investment

2006 was an important year for our community investment programme. After extensive research and consultation with stakeholders both inside and outside Barclays, we are now implementing a global programme that unites all our businesses across the world and which complements our business strategy. Our investment is now being directed towards three key themes:

•	Banking on brighter futures

•	Looking after local communities

•	Charity begins at work

Barclays PLC Annual Report 2006	141

Corporate responsibility

Banking on brighter futures focuses on the provision of money advice, tackling financial exclusion, helping disadvantaged people into work and supporting their broader education. An example of our initiatives is Barclaycard Horizons – a three-year, £3m community programme with four national partners, which aims to support 50,000 disadvantaged single parents in working their way out of debt and poverty.

Looking after local communities is about investing in the many neighbourhoods around the world where we have a presence. By far our biggest community project in the UK is Barclays Spaces for Sports, now in its third and final year. To date, over 120 community sports facilities have been completed and 3,600 coaching kits provided to local groups, benefiting some 320,000 people in disadvantaged areas.

Charity begins at work is dedicated to, and driven by, our employees. In 2006, 33,000 Barclays employees and pensioners around the world received support for fundraising or volunteering. One focus of our volunteering is Make a Difference Day, now covering 25 countries worldwide. Last year, 11,000 employees contributed their business skills, with international participation up 63% compared to the previous year.

We are a member of the PerCent Club – a group of companies that has undertaken to ensure that investment in the community over time amounts to at least 1% of UK pre-tax profit.

Further information

Our 2006 Corporate Responsibility Report contains more detailed information on our activities and will be available from 26th April 2007 and online at www.barclays.com/corporate responsibility. We are committed to providing more information on these issues and our report has been produced taking account of the international AA1000 Standard and the 2002 Global Reporting Initiative sustainability reporting guidelines, including the Financial Sector Supplements.

142	Barclays PLC Annual Report 2006

3 Financial statements

Barclays PLC Annual Report 2006	143

Presentation of information

Presentation of Information

Barclays PLC is a public limited company registered in England and Wales under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

Barclays Bank PLC is a public limited company registered in England and Wales under company number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was reregistered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. The Annual Report includes information required to be included in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for 2006. Form 20-F will contain as exhibits certificates pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

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

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiary and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’ or ‘parent Company’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. The term ‘Absa Group Limited’ is used to refer to Absa Group Limited and its subsidiaries and the term ‘Absa’ is used to refer to the component of the International Retail and Commercial Banking segment represented by this business. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘US$m’ and ‘US$bn’ represent millions and thousands of millions of US Dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiary are set out on pages 147 to 270. The consolidated accounts of Barclays Bank PLC and its subsidiaries are set out on pages 274 to 285. The accounting policies on pages 147 to 156 and the Notes commencing on page 164 apply equally to both sets of accounts unless otherwise stated.

Adoption of IFRS and 2004 comparatives

The Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRSs) as adopted by the European Union in 2005. As permitted by IFRS 1, the accounting standards relating to financial instruments and insurance contracts have not been applied to 2004. Therefore, the 2004 comparatives are significantly different from the numbers reported in 2005 and 2006. N/a has been included in tables where, as a result of the application of IAS 32, IAS 39 and IFRS 4 in 2005 and 2006 and UK GAAP in 2004, the disclosure is not applicable.

144	Barclays PLC Annual Report 2006

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Barclays PLC

We have completed an integrated audit of Barclays PLC (the ‘Company’) and its subsidiary undertakings 31st December 2006 consolidated financial statements on pages 147 to 270 and of its internal control over financial reporting as of 31st December 2006 and an audit of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Cash Flow Statements and the Consolidated Statements of Recognised Income and Expense present fairly, in all material respects, the financial position of Barclays PLC and its subsidiary undertakings at 31st December 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying ‘Management’s report on internal control over financial reporting’ as set out in the Accountability and audit section on page 137, that the Company maintained effective internal control over financial reporting as of 31st December 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom 8th March 2007, except for the last two paragraphs in ‘Recent developments’ on page 157, for which the date is 26th March 2007.

Barclays PLC Annual Report 2006	145

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Barclays Bank PLC

We have audited the accompanying consolidated financial statements of Barclays Bank PLC and its subsidiary undertakings on pages 274 to 285 which comprise the Consolidated balance sheets as of 31st December 2006 and 31st December 2005, and the related Consolidated income statements, the Consolidated cash flow statements, and the Consolidated statements of recognised income and expense for each of the three years in the period ended 31st December 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiary undertakings at 31st December 2006 and 31st December 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2006 in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Accounting principles in conformity with IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 60 and Note (k) to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom 8th March 2007, except for the last two paragraphs in ‘Recent developments’ on page 157, for which the date is 26th March 2007.

146	Barclays PLC Annual Report 2006

Consolidated accounts Barclays PLC

Accounting policies

Significant Accounting Policies

1. Reporting entity

These financial statements are prepared for the Barclays PLC Group (‘Barclays’ or ‘the Group’) under Section 227(2) of the Companies Act 1985. The Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In addition, individual financial statements have been prepared for the holding company, Barclays PLC (‘the Company’), under Section 226(2)(b) of the Companies Act 1985.

Barclays PLC is a public limited company, incorporated in England and Wales and having a registered office in England and Wales.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays PLC Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRSs) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union. They are also in accordance with IFRSs as published by the International Accounting Standards Board (IASB) and interpretations issued by IFRIC.

The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below. These policies have been consistently applied.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of certain financial instruments and contracts to buy or sell non-financial items and trading inventories to the extent required or permitted under accounting standards and as set out in the relevant accounting polices. They are stated in millions of pounds Sterling (£m), the currency of the country in which Barclays PLC is incorporated.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements such as fair value of financial instruments (Note 58), allowance for loan impairment (Note 17), goodwill (Note 23), intangible assets (Note 24), and retirement benefit obligations (Note 35).

4. Consolidation

Subsidiaries

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, including certain special purpose entities where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. Details of the principal subsidiaries are given in Note 47.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the purchase of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition.

The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. See accounting policy 14 for the accounting policy for goodwill. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

As the consolidated financial statements include partnerships where a Group member is a partner, advantage has been taken of the exemption of Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership financial statements.

Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the operating and financial management policy decisions. This is generally demonstrated by the Group holding in excess of 20%, but no more than 50%, of the voting rights.

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.

Unless designated as at fair value through profit and loss as set out in policy 7, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post-acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

The Group’s share of the results of associates and joint ventures is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

In the individual financial statements, investments in subsidiaries, associates and joint ventures are stated at cost less impairment, if any.

5. Foreign currency translation

The consolidated and individual financial statements are presented in Sterling, which is the functional currency of the parent company.

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the retranslation and settlement of these items are recognised in the income statement except for qualifying cash flow hedges or hedges of net investments. See policy 12 for the policies on hedge accounting.

Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available for sale financial assets and non-monetary items are included directly in equity.

Barclays PLC Annual Report 2006	147

Consolidated accounts Barclays PLC

Accounting policies

For the purposes of translation into the presentational currency, assets, liabilities and equity of foreign operations are translated at the closing rate, and items of income and expense are translated into Sterling at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders’ equity and included in the profit or loss on disposal or partial disposal of the operation.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are maintained in the functional currency of the foreign operation, translated at the closing rate and are included in hedges of net investments where appropriate.

On transition to IFRS, the Group brought forward a nil opening balance on the cumulative foreign currency translation adjustment arising from the retranslation of foreign operations, which is shown as a separate item in shareholders’ equity.

6. Interest, fees and commissions

Interest

Interest is recognised in interest income and interest expense in the income statement for all interest bearing financial instruments classified as held to maturity, available for sale or other loans and receivables using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

In calculating effective interest, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. Fees, including those for early redemption, are included in the calculation to the extent that they can be measured and are considered to be an integral part of the effective interest rate. Cash flows arising from the direct and incremental costs of issuing financial instruments are also taken into account in the calculation. Where it is not possible to otherwise estimate reliably the cash flows or the expected life of a financial instrument, effective interest is calculated by reference to the payments or receipts specified in the contract, and the full contractual term.

Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis as the service is provided. Fees and commissions not integral to effective interest arising from negotiating, or participating in the negotiation of a transaction from a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

Insurance premiums

Insurance premiums are recognised in the period earned.

Net trading income

Income arises from the margins which are achieved through market-making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the Income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Dividends from subsidiaries

In the individual financial statements of Barclays PLC, dividends from subsidiaries are accounted for on the basis of dividends received in the accounting period.

Prior to 1st January 2005

Interest

Interest income is recognised in the income statement as it accrues, with the exception of interest on non-performing loans as set out in accounting policy 8.

Fees and commissions

Fee income relating to loans and advances is recognised in the income statement to match the cost of providing a continuing service, together with a reasonable profit margin. Where a fee is charged in lieu of interest, it is recognised in the income statement as interest receivable on a level yield basis over the life of the advance. Fees and commissions receivable in respect of all other services provided are recognised in the income statement when the related services are performed and when considered recoverable.

Mortgage indemnity premiums

Premiums are deferred and included in accruals and deferred income in the Group balance sheet. Following regular reviews of the amount of income required to cover anticipated losses in respect of this lending, deferred income is released to the income statement on an annual basis.

Insurance premiums

Insurance premiums are recognised in the period earned.

Lending related fees and commissions payable and incentives Fees and commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the income statement as fees and commissions payable, over the anticipated life of the loans.

The costs of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the income statement as a reduction to interest receivable as incurred.

7. Financial assets and liabilities

Financial assets

The Group classifies its financial assets in the following categories: financial instruments at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale financial assets. Management determines the classification of financial assets and liabilities at initial recognition.

Financial instruments at fair value through profit or loss

Financial instruments are classified in this category if they are held for trading, or if they are designated by management under the fair value option. Instruments are classified as held for trading if they are:

(i)	acquired principally for the purposes of selling or repurchasing in the near term;

148	Barclays PLC Annual Report 2006

(ii)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

(iii)	a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial instruments cannot be transferred into or out of this category after inception. Financial instruments included in this category are recognised initially at fair value and transaction costs are taken directly to the Income statement. Gains and losses arising from changes in fair value are included directly in the Income statement. The instruments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership and the transfer qualifies for derecognition.

Regular way purchases and sales of financial instruments held for trading or designated under the fair value option are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

The fair value option is used in the following circumstances:

(i)	financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets through profit and loss significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale;

(ii)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss if they contain substantive embedded derivatives;

(iii)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss where doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost; and

(iv)	certain private equity and other investments that are managed, and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 6 on page 148). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Regular way purchases and sales of loans and receivables are recognised on contractual settlement.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 6). They are derecognised when the rights to receive cash flows have expired.

Purchases of held to maturity financial assets are recognised on trade date, being the date on which the Group commits to purchase the asset.

Available for sale

Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest determined using the effective interest method (see accounting policy 6), impairment losses and translation differences on monetary items are recognised in the income statement. The assets are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Regular way purchases and sales of available for sale financial instruments are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. Financial liabilities are derecognised when extinguished.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, this is determined by reference to the quoted bid price or asking price (as appropriate) in an active market wherever possible. Where no such active market exists for the particular asset or liability, the Group uses a valuation technique to arrive at the fair value, including the use of prices obtained in recent arms-length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Profits or losses are only recognised on initial recognition when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.

Prior to 1st January 2005, financial assets were accounted for as follows:

Loans and advances

Loans and advances, other than those held in a dealing portfolio, are recorded in the balance sheet at cost, less interest in suspense debited to the customer’s account, specific and general provisions. Advances held in a dealing portfolio for the purpose of trading on a secondary market are valued at the lower of cost and market value.

Investment securities

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

Other debt securities and equity shares are stated at market value and profits and losses arising from this revaluation are taken directly to the income statement through dealing profits. Listed securities are valued based on market prices, with long positions at bid and short positions at offer price. Unlisted securities are valued based on the Directors’ estimate, which takes into consideration discounted cash flows, price earnings ratios and other valuation techniques.

Barclays PLC Annual Report 2006	149

Consolidated accounts Barclays PLC

Accounting policies

In the case of private equity investments, listed and unlisted investments are stated at cost less any provision for impairment.

8. Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets carried at amortised cost is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. Objective evidence that a financial asset or a portfolio is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and recognised in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Equity securities acquired in exchange for loans and advances in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt instruments are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

Prior to 1st January 2005

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

150	Barclays PLC Annual Report 2006

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

If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the income statement. Although it continues to be charged to the customers’ accounts, the suspense account in the balance sheet is netted against the relevant loan. If the collection of interest is considered to be remote, interest is no longer applied and suspended interest is written off. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up to date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the original advance updated as at the date of the exchange. Any subsequent impairment is accounted for as a specific provision.

9. Sale and repurchase agreements (including stock borrowing and lending)

Securities may be lent or sold subject to a commitment to repurchase them (a ‘repo’). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet as appropriate.

Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a ‘reverse repo’) but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the balance sheet.

The difference between sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in net trading income.

Prior to 1st January 2005

The cash legs of repos and reverse repos are included within loans and advances to banks, loans and advances to customer, deposits by banks and customer accounts. The Group aims to earn net interest income and net trading income from these activities, as well as funding its own holdings of securities. The difference between sale and repurchase and purchase and resale prices for such transactions, including dividends received where appropriate, is charged or credited to the income statement over the life of the relevant transactions.

10. Securitisation transactions

Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers.

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

(i)	substantially all the risks and rewards associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

(ii)	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Where (i) or (ii) above applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

11. Collateral and netting

The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability. These items are assigned to deposits received from bank or other counterparties. Any interest payable or receivable arising is recorded as interest expense or interest income respectively except for funding costs relating to trading activities which are recorded in net trading income.

Netting

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though master netting agreements are in place, the lack of an intention to settle on a net basis results in the related assets and liabilities being presented gross in the balance sheet.

12. Derivatives and hedge accounting

Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives entered into for hedging purposes and for trading purposes include foreign exchange, interest rate, credit, equity and commodity derivatives mainly in the form of swaps, forwards, options and combinations of these instrument types.

Derivatives

Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted prices prevailing in active markets, including recent market transactions, and

Barclays PLC Annual Report 2006	151

Consolidated accounts Barclays PLC

Accounting policies

valuation techniques, including discounted cash flow models and option pricing models as appropriate. All derivatives are included in assets when their fair value is positive, and liabilities when their fair value is negative, unless there is the legal ability and intention to settle net (as per accounting policy 11).

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract, and the host contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

Profits or losses cannot be recognised on the initial recognition of embedded derivatives unless the host contract is also carried at fair value.

Hedge accounting

Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group discontinues hedge accounting when:

(i)	It is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

(ii)	the derivative expires, or is sold, terminated, or exercised;

(iii)	the hedged item matures or is sold or repaid; or

(iv)	a forecast transaction is no longer deemed highly probable.

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedging instrument. To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed ineffective. The amount of ineffectiveness, provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge relationship no longer meets the criteria for hedge accounting, it is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedges

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments although for a non-derivative liability only the foreign exchange risk is designated as a hedge.

Derivatives that do not qualify for hedge accounting

Derivative contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through profit or loss.

Prior to 1st January 2005

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross and reduced by the effects of qualifying netting agreements with counterparties.

The fair value of derivatives is determined by calculating the expected cash flows under the terms of each specific contract, discounted back to a present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models.

The effect of discounting expected cash flows back to present value is achieved by constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits, interest rate futures and swaps. The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price).

Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the income statement immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the income

152	Barclays PLC Annual Report 2006

statement at the same time as the hedged item. The criteria required for a derivative instrument to be classified as a designated hedge are that:

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

13. Property, plant and equipment

Property and equipment is stated at cost less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

Depreciation is provided on the depreciable amount of items of property and equipment on a straight-line basis over their estimated useful economic lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its useful economic life.

The Group uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property(a)	7-10%
Equipment installed in freehold and leasehold property(a)	7-10%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%

Note

(a)	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.

When deciding on depreciation rates and methods, the principal factors the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful economic life.

No depreciation is provided on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

14. Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiary and associated entities and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired, and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on acquisitions of associates and joint ventures is included in the amount of the investment. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

The carrying amount of goodwill in the UK GAAP balance sheet as at 31st December 2003 has been brought forward without adjustment on transition to IFRSs.

Computer software

Computer software is stated at cost, less amortisation and provisions for impairment, if any.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is

Barclays PLC Annual Report 2006	153

Consolidated accounts Barclays PLC

Accounting policies

controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred.

Capitalised computer software is amortised over three to five years.

Other intangible assets

Other intangible assets consist of brands, customer lists, licences and other contracts, core deposit intangibles, mortgage servicing rights and customer relationships. Other intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use. The value of intangible assets which are acquired in a business combination is generally determined using income approach methodologies such as the discounted cash flow method and the relief from royalty method that estimate net cash flows attributable to an asset over its economic life and discount to present value using an appropriate rate of return based on the cost of equity adjusted for risk.

Other intangible assets are stated at cost less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

15. Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arms-length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews, cash-generating units are the lowest level at which management monitors the return on investment on assets.

16. Financial guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Other than where the fair value option is applied, subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees provided. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

17. Issued debt and equity securities

Issued financial instruments or their components are classified as liabilities where the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Company. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component.

Financial liabilities, other than trading liabilities and financial liabilities designated at fair value, are carried at amortised cost using the effective interest method as set out in policy 6. Derivatives embedded in financial liabilities that are not designated at fair value are accounted for as set out in policy 12. Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related tax.

Prior to 1st January 2005

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

18. Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares or options including those issued on the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are paid or, if earlier, approved by the Barclays PLC (the Company) shareholders.

Treasury shares

Where the Company or any member of the Group purchases the Company’s share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

154	Barclays PLC Annual Report 2006

19. Insurance contracts and investment contracts

The Group offers wealth management, term assurance, annuity, property and payment protection insurance products to customers that take the form of long- and short-term insurance contracts.

The Group classifies its wealth management and other products as insurance contracts where these transfer significant insurance risk, generally where the benefits payable on the occurrence of an insured event are at least 5% more than the benefits that would be payable if the insured event does not occur.

Barclays Wealth contracts that do not contain significant insurance risk or discretionary participation features are classified as investment contracts. Financial assets and liabilities relating to investment contracts, and assets backing insurance contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Long-term insurance contracts

These contracts, insure events associated with human life (for example, death or survival) over a long duration. Premiums are recognised as revenue when they become payable by the contract holder. Claims and surrenders are accounted for when notified. Maturities on the policy maturity date and regular withdrawals are accounted for when due.

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised, based on the expected discounted value of the benefit payments and directly related administration costs, less the expected discounted value of the future premiums that would be required to meet the benefits and other expenses. The calculation of the liability contains assumptions regarding mortality, maintenance expenses and investment income.

Liabilities under unit-linked life insurance contracts (such as endowment policies) in addition reflect the value of assets held within unitised investment pools.

Short-term insurance contracts

Under its payment protection insurance products the Group is committed to paying benefits to the policyholder rather than forgiving interest or principal on the occurrence of an insured event, such as unemployment, sickness, or injury. Property insurance contracts mainly compensate the policyholders for damage to their property or for the value of property lost.

Premiums are recognised as revenue proportionally over the period of the coverage. Claims and claims handling costs are charged to income as incurred, based on the estimated liability for compensation owed to policyholders arising from events that have occurred up to the balance sheet date even if they have not yet been reported to the Group, based on assessments of individual cases reported to the Group and statistical analyses for the claims incurred but not reported.

Deferred acquisition costs (DAC)

Commissions and other costs that are related to securing new insurance and investment contracts are capitalised and amortised over the estimated lives of the relevant contracts.

Deferred income liability

Fees that are designed to recover commissions and other costs related to either securing new insurance and investment contracts or renewing existing investment contracts are included as a liability and amortised over the estimated life of the contract.

Value of business acquired

On acquisition of a portfolio of contracts, such as through the acquisition of a subsidiary, the Group recognises an intangible asset representing the value of business acquired (VOBA), representing the future profits embedded in acquired insurance contracts and investment contracts with a discretionary participation feature. The asset is amortised over the remaining terms of the acquired contracts.

Liability adequacy test

Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities net of DAC and VOBA assets. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. Where a deficiency is highlighted by the test, DAC and VOBA assets are written off first, and insurance liabilities increased when these are written off in full. Any deficiency is immediately recognised in the income statement.

Reinsurance

Short- and long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment and expenses. All such contracts are dealt with as insurance contracts. The benefits to which the Group is entitled under its reinsurance contracts are recognised as reinsurance assets. The Group assesses reinsurance assets at each balance sheet date. If there is objective evidence of impairment, the carrying amount of the reinsurance asset is reduced accordingly resulting in a charge to the income statement.

Prior to 1st January 2005

The Group treated all products taking the legal form of an insurance contract as insurance contracts.

From 1st January 2004 the Group has chosen to change its accounting policy in relation to insurance contracts to use Modified Statutory Solvency Basis rather than an Embedded Value basis to account for insurance policies in the UK. This change resulted in insurance contracts and investment contracts being accounted for on a similar basis and represents the most appropriate accounting policy in the circumstances. This change in policy reduced other operating income by £47m in 2004 and reduced retained earnings by £592m as at 1st January 2004. The impact on earnings per share was immaterial.

20. Leases

Lessor

Assets leased to customers under agreements, which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property, plant and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

The leases entered into by the Group are primarily operating leases. Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

21. Employee benefits

The Group provides employees worldwide with post-retirement benefits mainly in the form of pensions. The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it

Barclays PLC Annual Report 2006	155

Consolidated accounts Barclays PLC

Accounting policies

operates, to Governmental and other plans which have the characteristics of defined contribution plans.

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually, using the assumptions set out in Note 35. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset, arising for example, as a result of past over funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions.

Cumulative actuarial gains and losses in excess of the greater of 10% of the assets or 10% of the obligations of the plan are recognised in the income statement over the remaining average service lives of the employees of the related plan, on a straight-line basis.

For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

The Group also provides health care to certain retired employees, which are accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pensions plans.

Short-term employee benefits, such as salaries, paid absences, and other benefits, are accounted for on an accruals basis over the period which employees have provided services in the year. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

22. Share-based payments to employees

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

23. Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When a leasehold property ceases to be used in the business or a demonstrable commitment has been made to cease to use a property where the costs exceed the benefits of the property, provision is made,

where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income and other benefits. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features. The provision raised is normally utilised within nine months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

24. Taxes, including deferred taxes

Income tax payable on taxable profits (‘current tax’), is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary timing differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and is expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

25. Segment reporting

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. Business segments are the primary reporting segments. Group costs are allocated to segments on a reasonable and consistent basis. Transactions between segments are generally accounted for in accordance with Group policies as if the segment were a stand-alone business with intra-segment revenue and costs being eliminated in Head office.

The analyses by geographical segment is based on the location of the customer.

26. Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months. Trading balances, repos and reverse repos are not considered to be part of cash equivalents.

27. Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

156	Barclays PLC Annual Report 2006

Consolidated accounts Barclays PLC

Accounting presentation

Changes in Accounting Presentation

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has reformatted the income statement, the balance sheet, the statement of cash flows and certain notes to the accounts, including the presentation of discrete notes that contain information regarding securitisations and leasing disclosed elsewhere in the accounts for 2005. Where appropriate, comparative figures have been re-presented to conform with the current year presentation. Previously reported amounts of assets, liabilities, equity, profits and changes in cash and cash equivalents have not been affected by the changes.

Changes in presentation affecting cash flows in 2005 and 2004 have been disclosed in Note 42.

Future Accounting Developments

IFRS 7 (‘Financial Instruments Disclosures’) and an amendment to IAS 1 (‘Presentation of Financial Statements’) on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in 2007.

The following International Financial Reporting Interpretations Committee (IFRIC) interpretations issued during 2005 and 2006 which first apply to accounting periods beginning on or after 1st January 2007 are not expected to result in any changes to the Group’s accounting policies:

•	Interpretation 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
•	Interpretation 8 – Scope of IFRS 2
•	Interpretation 9 – Reassessment of Embedded Derivatives
•	Interpretation 10 – Interim Financial Reporting and Impairment

Consideration will be given during 2007 to the implications, if any, of the following IFRIC interpretations issued during 2006 which would first apply to the Group accounting period beginning on 1st January 2008:

•	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
•	IFRIC12 – Service Concession Arrangements

IFRS 8 Operating Segments was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1st January 2009. The standard replaces IAS 14 Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The Group is considering the advantages that permitted early adoption in 2007 may make to the transparency of the segmental disclosures.

US GAAP

Significant differences exist between accounting principles generally accepted under IFRS and those generally accepted in the US. The effect of US GAAP on profit attributable to equity holders of the parent and shareholders’ equity excluding minority interest for Barclays PLC Group is set out in Note 60.

Acquisitions

2006: On 1st November 2006, Barclays Bank PLC acquired the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation.

2005: On 1st June 2005, Barclays Asset and Sales Finance (BASF) acquired a 51% share and controlling stake in Fiat’s Iveco Vehicle Finance Business. The transaction will expand BASF’s commercial vehicle expertise.

On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and FöreningsSparbanken (also known as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard provides credit cards in the Nordic market, initially in Sweden and Norway.

On 1st July 2005, Barclays acquired the wealth business of ING Securities Bank (France) consisting of ING Ferri and ING Private Banking.

On 9th May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa Group Limited (‘Absa’). Barclays has consolidated Absa from 27th July 2005.

2004: On 11th March 2004, Barclays purchased the remaining 40% minority share in Barclays Cairo Bank.

On 1st December 2004, Barclays completed the acquisition of Juniper Financial Corporation from Canadian Imperial Bank of Commerce.

Disposals

2006: On 1st January 2006, Barclays completed the sale of the Barclays South African branch business to Absa Group Limited. This consists of the Barclays Capital South African operations and Corporate and Business Banking activities previously carried out by the South African branch of International Retail and Commercial Banking – excluding Absa, together with the associated assets and liabilities.

On 25th July 2006, Barclays Asset & Sales Finance (BASF) disposed of its interest in its motor vehicle contract hire business, Appleyard Finance Holdings Limited.

On 31st August 2006, Barclays disposed of Bankhaus Wolbern which was formerly part of Absa.

On 22nd December 2006 Barclays disposed of its interest in FirstCaribbean International Bank to Canadian Imperial Bank of Commerce.

On 31st December 2006, BA&SF disposed of its European Vendor Finance business, including Barclays Industrie Bank GmbH and Barclays Technology Finance Ltd, to CIT Group.

2004: On 7th April 2004, Barclays completed the disposal of its shareholding in Edotech Limited to Astron, the business process outsourcing group.

Recent developments

On 19th January 2007, Barclays announced that it had entered into an agreement to purchase EquiFirst Corporation, the non-prime mortgage origination business of Regions Financial Corporation. Completion is expected in the first half of 2007, subject to the receipt of the required licences and applicable regulatory approval.

On 8th February 2007, Barclays completed the acquisition of Indexchange Investment AG, Germany’s leading provider of exchange traded funds, from Bayerische Hypo-und Vereinsbank. The transaction was announced in November 2006.

On 28th February 2007, Barclays completed the acquisition of approximately 96% of the share capital of Nile Bank in Uganda. The transaction was announced in December 2006.

As disclosed in Note 40 of the Notes to the Accounts, Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim, commonly known as the Newby litigation, is being heard in the United States District Court for the Southern District of Texas Houston Division (the “District Court”). On 19th March 2007, the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs have said they will seek review of this decision by the United States Supreme Court. Pending the outcome of further appellate proceedings, the District Court has stayed the Newby litigation.

On March 19th, 2007, Barclays confirmed that it was in exclusive preliminary discussions with ABN AMRO Holding N.V. concerning a potential combination of the two organisations. Barclays also stated that the talks were at an early and exploratory stage and that there could be no certainty that they would lead to a transaction.

Barclays PLC Annual Report 2006	157

Consolidated accounts Barclays PLC

Consolidated income statement

Consolidated income statement

For the year ended 31st December

	Notes	2006 £m	2005 £m	2004 £m (a)
Continuing operations
Interest income	2	21,805	17,232	13,880
Interest expense	2	(12,662)	(9,157)	(7,047)
Net interest income		9,143	8,075	6,833
Fee and commission income	3	8,005	6,430	5,509
Fee and commission expense	3	(828)	(725)	(662)
Net fee and commission income		7,177	5,705	4,847
Net trading income	4	3,614	2,321	1,487
Net investment income	4	962	858	1,027
Principal transactions		4,576	3,179	2,514
Net premiums from insurance contracts	5	1,060	872	1,042
Other income	6	214	147	131
Total income		22,170	17,978	15,367
Net claims and benefits incurred on insurance contracts	5	(575)	(645)	(1,259)
Total income net of insurance claims		21,595	17,333	14,108
Impairment charges	7	(2,154)	(1,571)	(1,093)
Net income		19,441	15,762	13,015
Staff costs	8	(8,169)	(6,318)	(5,227)
Administration and general expenses	9	(3,914)	(3,768)	(2,990)
Depreciation of property, plant and equipment	25	(455)	(362)	(297)
Amortisation of intangible assets	24	(136)	(79)	(22)
Operating expenses		(12,674)	(10,527)	(8,536)
Share of post-tax results of associates and joint ventures	22	46	45	56
Profit on disposal of subsidiaries, associates and joint ventures		323	–	45
Profit before tax		7,136	5,280	4,580
Tax	10	(1,941)	(1,439)	(1,279)
Profit after tax		5,195	3,841	3,301
Profit attributable to minority interests	38	624	394	47
Profit attributable to equity holders of the parent		4,571	3,447	3,254
		5,195	3,841	3,301
		p	p	p

Earnings per share
Basic earnings per share	11	71.9	54.4	51.0
Diluted earnings per share	11	69.8	52.6	49.8

Interim dividend per ordinary share		10.50	9.20	8.25
Proposed final dividend per ordinary share	1	20.50	17.40	15.75
		£m	£m	£m
Interim dividend		666	582	528
Proposed final dividend	1	1,307	1,105	1,001

The Board of Directors approved the accounts set out on pages 147 to 270 on 8th March 2007.

The accompanying notes form an integral part of the Consolidated accounts.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

158	Barclays PLC Annual Report 2006

Consolidated accounts Barclays PLC

Consolidated balance sheet

Consolidated balance sheet

As at 31st December

	Notes	2006 £m	2005 £m
Assets
Cash and balances at central banks		7,345	3,906
Items in the course of collection from other banks		2,408	1,901
Trading portfolio assets	12	177,867	155,723
Financial assets designated at fair value:
– held on own account	13	31,799	12,904
– held in respect of linked liabilities to customers under investment contracts	13	82,798	83,193
Derivative financial instruments	14	138,353	136,823
Loans and advances to banks	15	30,926	31,105
Loans and advances to customers	16	282,300	268,896
Available for sale financial investments	18	51,703	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	19	174,090	160,398
Other assets	20	5,850	4,734
Current tax assets	21	557	–
Investments in associates and joint ventures	22	228	546
Goodwill	23	6,092	6,022
Intangible assets	24	1,215	1,269
Property, plant and equipment	25	2,492	2,754
Deferred tax assets	21	764	686
Total assets		996,787	924,357
Liabilities
Deposits from banks	26	79,562	75,127
Items in the course of collection due to other banks		2,221	2,341
Customer accounts	27	256,754	238,684
Trading portfolio liabilities	12	71,874	71,564
Financial liabilities designated at fair value	28	53,987	33,385
Liabilities to customers under investment contracts	13	84,637	85,201
Derivative financial instruments	14	140,697	137,971
Debt securities in issue	29	111,137	103,328
Repurchase agreements and cash collateral on securities lent	19	136,956	121,178
Other liabilities	30	10,337	11,131
Current tax liabilities	21	1,020	747
Insurance contract liabilities, including unit-linked liabilities	31	3,878	3,767
Subordinated liabilities	32	13,786	12,463
Deferred tax liabilities	21	282	700
Provisions	33	462	517
Retirement benefit liabilities	35	1,807	1,823
Total liabilities		969,397	899,927
Shareholders’ equity
Called up share capital	36	1,634	1,623
Share premium account	36	5,818	5,650
Other reserves	37	390	1,377
Retained earnings	37	12,169	8,957
Less: treasury shares	37	(212)	(181)
Shareholders’ equity excluding minority interests		19,799	17,426
Minority interests	38	7,591	7,004
Total shareholders’ equity		27,390	24,430
Total liabilities and shareholders’ equity		996,787	924,357

The accompanying notes form an integral part of the Consolidated accounts.

Marcus Agius Chairman

John Varley Group Chief Executive

Naguib Kheraj Group Finance Director

Barclays PLC Annual Report 2006	159

Consolidated accounts Barclays PLC

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense

For the year ended 31st December

	2006 £m	2005 £m	2004 £m (a)
Available for sale reserve:
– Net gains/(losses) from changes in fair value	87	(249)	n/a
– Losses transferred to net profit due to impairment	86	–	n/a
– Net gains transferred to net profit on disposal	(327)	(120)	n/a
– Net losses transferred to net profit due to fair value hedging	14	260	n/a
Cash flow hedging reserve:
– Net losses from changes in fair value	(437)	(50)	n/a
– Net gains transferred to net profit	(50)	(69)	n/a
Currency translation differences arising	(781)	300	(58)
Tax	253	50	–
Other	25	(102)	–
Amounts included directly in equity	(1,130)	20	(58)
Profit after tax	5,195	3,841	3,301
Total recognised income and expense for the year	4,065	3,861	3,243
Attributable to:
Equity holders of the parent	3,682	3,379	3,196
Minority interests	383	482	47
	4, 065	3,861	3,243

The accompanying notes form an integral part of the Consolidated accounts.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

160	Barclays PLC Annual Report 2006

Consolidated accounts Barclays PLC

Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December

	2006 £m	2005 £m	2004 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	7,136	5,280	4,580
Adjustment for non-cash items:
Allowance for impairment	2,154	1,571	1,093
Depreciation and amortisation and impairment of intangibles	612	450	328
Other provisions, including pensions	558	654	703
Net profit from associates and joint ventures	(46)	(45)	(56)
Net profit on disposal of investments and property, plant and equipment	(778)	(530)	(211)
Net profit from disposal of associates and joint ventures	(263)	–	(45)
Net profit from disposal of subsidiaries	(60)	–	–
Other non-cash movements	1,702	1,475	(1,185)

Changes in operating assets and liabilities:
Net increase in loans and advances to banks and customers	(27,385)	(63,177)	(42,763)
Net increase in deposits and debt securities in issue	46,944	67,012	71,711
Net decrease in derivative financial instruments	1,196	841	–
Net increase in trading portfolio assets	(18,323)	(42,589)	(28,686)
Net increase in trading liabilities	310	9,888	6,925
Net decrease in financial investments	1,538	27,129	–
Net increase in other assets	(1,527)	(410)	(2,246)
Net decrease in other liabilities	(1,580)	(2,818)	–

Tax paid	(2,141)	(1,082)	(690)

Net cash from operating activities	10,047	3,649	9,458
Purchase of available for sale investments	(47,086)	(53,483)	(47,520)
Proceeds from sale or redemption of available for sale investments	46,069	51,111	41,163
Purchase of intangible assets	(212)	(91)	(64)
Purchase of property, plant and equipment	(654)	(588)	(532)
Proceeds from sale of property, plant and equipment	786	98	125
Acquisitions, net of cash acquired	(248)	(2,115)	(211)
Disposal of subsidiaries, net of cash disposed	(15)	–	–
Increase in investment in subsidiaries	(432)	(160)	(58)
Decrease in investment in subsidiaries	44	49	70
Acquisition of associates and joint ventures	(162)	(176)	(21)
Disposal of associates and joint ventures	739	40	47
Other cash flows associated with investing activities	17	23	15

Net cash used in investing activities	(1,154)	(5,292)	(6,986)
Dividends paid	(2,215)	(1,894)	(1,425)
Proceeds of borrowings and issuance of debt securities	2,493	1,179	666
Repayments of borrowings and redemption of debt securities	(366)	(464)	(611)
Issue of shares and other equity instruments	179	135	60
Repurchase of shares and other equity instruments	–	–	(699)
Net purchase of treasury shares	(31)	(140)	(35)
Net issue of shares to minority interest	632	2,267	705

Net cash from/(used in) financing activities	692	1,083	(1,339)

Exchange loss/(gain) on foreign currency cash and cash equivalents	562	(237)	(470)

Net increase/(decrease) in cash and cash equivalents	10,147	(797)	663
Cash and cash equivalents at beginning of year	20,805	21,602	13,854

Cash and cash equivalents at end of year	30,952	20,805	14,517
Cash and cash equivalents comprise:
Cash and balances at central banks	7,345	3,906	1,753
Loans and advances to banks	30,926	31,105	80,632
Less: amounts with original maturity greater than three months	(15,892)	(17,987)	(71,180)
	15,034	13,118	9,452
Available for sale treasury and other eligible bills	51,703	53,497	–
Less: non-cash and amounts with original maturity greater than three months	(50,684)	(53,281)	–
	1,019	216	–
Trading portfolio assets	177,867	155,723	–
Less: non-cash and amounts with original maturity greater than three months	(170,329)	(152,183)	–
	7,538	3,540	–
Other	16	25	3,312
	30,952	20,805	14,517
In 2005 the opening cash and cash equivalents balance has been adjusted to reflect the adoption of IAS 32 and IAS 39.

The accompanying notes form an integral part of the Consolidated accounts.

Barclays PLC Annual Report 2006	161

Accounts of Barclays PLC

Parent company accounts

Income statement

For the year ended 31st December

	2006 £m	2005 £m	2004(a) £m
Dividends received from subsidiary	1,964	2,012	2,138
Interest income	4	4	3
Management charge from subsidiary undertaking	(4)	(4)	(3)
Profit before tax	1,964	2,012	2,138
Tax	–	–	–
Profit after tax	1,964	2,012	2,138

Balance Sheet

As at 31st December

	Notes	2006 £m	2005 £m
Assets
Non-current assets
Investment in Barclays Bank PLC	45	8,641	8,462
Current assets
Cash and balances at central banks		575	438
Other current assets		17	4

Total assets		9,233	8,904

Liabilities
Current liabilities
Amounts payable within one year		4	4

Shareholders’ equity
Called up share capital	36	1,634	1,623
Share premium account	36	5,818	5,650
Capital redemption reserve	37	309	309
Retained earnings	37	1,468	1,318
Total shareholders’ equity		9,229	8,900
Total liabilities and shareholders’ equity		9,233	8,904

The accompanying notes form an integral part of the accounts.

Marcus Agius Chairman

John Varley Group Chief Executive

Naguib Kheraj Group Finance Director

Note

(a)	Does not reflect the application of IAS 32, IAS 39, and IFRS 4 which became effictive from 1st January 2005.

162	Barclays PLC Annual Report 2006

Statement of recognised income and expense

For the year ended 31st December

	2006 £m	2005 £m	2004 £m
Profit after tax	1,964	2,012	2,138
Total recognised income and expense for the year	1,964	2,012	2,138
Attributable to:
Equity holders of the parent	1,964	2,012	2,138

Cash flow statement

For the year ended 31st December

	2006 £m	2005 £m	2004 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	1,964	2,012	2,138
Changes in operating assets and liabilities:
(Increase)/decrease in other assets	(13)	(1)	1
Increase/(decrease) in other liabilities	–	1	(1)
Net cash from operating activities	1,951	2,012	2,138
Purchase of shares in Barclays Bank PLC	(179)	(135)	(114)
Net cash used in investing activities	(179)	(135)	(114)
Proceeds from issue of shares	179	135	114
Dividends paid	(1,814)	(1,612)	(1,413)
Repurchase of ordinary shares	–	–	(699)
Net cash used in financing activities	(1,635)	(1,477)	(1,998)
Net increase in cash and cash equivalents	137	400	26
Cash and cash equivalents at beginning of year	438	38	12
Cash and cash equivalents at end of year	575	438	38
Cash and cash equivalents comprise:
Cash and balances at central banks	575	438	38
Net cash from operating activities includes:
Dividends received	1,964	2,012	2,138
Interest received	4	4	3

The parent company’s sole activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC.

Dividends received are treated as operating income.

The accompanying notes form an integral part of the accounts.

Barclays PLC Annual Report 2006	163

Notes to the accounts

For the year ended 31st December 2006

1 Dividends per share

The Directors have recommended the final dividends in respect of 2006 of 20.5p per ordinary share of 25p each and 10p per staff share of £1 each, amounting to a total of £1,307m, which will be paid on 27th April 2007. The financial statements for the year ended 31st December 2006 do not reflect these dividends, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2007. The financial statements to 31st December 2006 include the 2005 final dividend of £1,105m.

2 Net interest income

	2006 £m	2005 £m	2004 £m
Cash and balances with central banks	91	9	4
Financial investments	2,811	2,272	n/a
Debt securities	n/a	n/a	2,597
Loans and advances to banks	903	690	957
Loans and advances to customers	16,290	12,944	10,312
Other	1,710	1,317	10
Interest income	21,805	17,232	13,880

Deposits from banks	(2,819)	(2,056)	(1,535)
Customer accounts	(3,076)	(2,715)	(2,053)
Debt securities in issue	(5,282)	(3,268)	(1,569)
Subordinated liabilities	(777)	(605)	(692)
Other	(708)	(513)	(1,198)
Interest expense	(12,662)	(9,157)	(7,047)
Net interest income	9,143	8,075	6,833

Interest income includes £98m (2005: £76m, 2004: n/a) accrued on impaired loans.

In 2006 and 2005, other interest income principally includes interest income relating to reverse repurchase agreements. In 2004, such income was classified within the loans and advances to banks and the loans and advances to customers categories. Similarly, other interest expense principally includes expenditure relating to repurchase agreements. In 2004, the expenditure was included within deposits from banks and customer accounts.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

3 Net fee and commission income

	2006 £m	2005 £m	2004 £m
Fee and commission income
Brokerage fees	70	64	27
Investment management fees	1,535	1,250	821
Securities lending	185	151	111
Securities transactions and investment activity fees	1,790	1,465	959
Banking and credit related fees and commissions	6,031	4,805	4,386
Foreign exchange commission	184	160	164
Fee and commission income	8,005	6,430	5,509
Fee and commission expense	(828)	(725)	(662)
Net fee and commission income	7,177	5,705	4,847

164	Barclays PLC Annual Report 2006

4 Principal transactions

	2006 £m	2005 £m	2004 £m

Rates related business	2,848	1,732	1,141
Credit related business	766	589	346

Net trading income	3,614	2,321	1,487
Net gain from disposal of available for sale assets/investment securities	307	120	45
Dividend income on equity investments	15	22	17
Net gain from financial instruments designated at fair value	447	389	n/a
Income from assets backing insurance policies	n/a	n/a	717
Other investment income	193	327	248

Net investment income	962	858	1,027

Principal transactions	4,576	3,179	2,514

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

The gain/loss from disposal of available for sale assets was calculated on an instrument by instrument basis.

Of the total net trading income, £947m (2005: £498m, 2004: £556m) was earned on securities and £480m (2005: £340m, 2004: £213m) was earned in foreign exchange dealings.

Rates related business includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime services and equity products; Credit related business includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset-based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing.

The net gain on financial assets designated at fair value included within principal transactions was £489m (2005: £391m, 2004: n/a) of which gains of £42m (2005: £2m gain, 2004: n/a) were included in net trading income and gains of £447m (2005: £389m, 2004: n/a) were included in net investment income.

The net loss on financial liabilities designated at fair value included within principal transactions was £920m (2005: £666m, 2004: n/a) all of which was included within net trading income.

5 Insurance premiums and insurance claims and benefits

	2006 £m	2005 £m	2004 £m
Gross premiums from insurance contracts	1,108	909	1,069
Premiums ceded to reinsurers	(48)	(37)	(27)

Net premiums from insurance contracts	1,060	872	1,042

	2006 £m	2005 £m	2004 £m
Gross claims and benefits incurred on insurance contracts	588	694	1,275
Reinsurers’ share of claims incurred	(13)	(49)	(16)

Net claims and benefits incurred on insurance contracts	575	645	1,259

Barclays PLC Annual Report 2006	165

Notes to the accounts

For the year ended 31st December 2006

6 Other income

	2006 £m	2005 £m	2004 £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	7,417	9,234	n/a
Increase in liabilities to customers under investment contracts	(7,417)	(9,234)	n/a
Property rentals	55	54	46
Other income	159	93	85
Other income	214	147	131

Included in other income are sub-lease payments of £18m (2005: £18m, 2004: £12m).

Included in other income is a gain on reinsurance.

7 Impairment charges

	2006 £m	2005 £m	2004 £m
Impairment charges on loans and advances
– New and increased impairment allowances	2,722	2,129	1,755
– Releases	(389)	(333)	(396)
– Recoveries	(259)	(222)	(255)
Impairment charges on loans and advances	2,074	1,574	1,104
Other credit provisions
Release in respect of provision for undrawn contractually committed facilities and guarantees provided	(6)	(7)	(11)
Impairment charges on loans and advances and other credit provisions	2,068	1,567	1,093
Impairment on available for sale assets	86	4	n/a
Impairment charges	2,154	1,571	1,093

8 Staff costs

	2006 £m	2005 £m	2004 £m
Salaries and accrued incentive payments	6,635	5,036	4,098
Social security costs	502	412	339
Pension costs – defined contribution plans	128	76	92
Pension costs – defined benefit plans (Note 35)	282	271	235
Other post-retirement benefits (Note 35)	30	27	29
Other	592	496	434
Staff costs	8,169	6,318	5,227

Included in salaries and accrued incentive payments is £640m (2005: £338m, 2004: £204m) arising from equity settled share-based payments, of which £78m (2005: £44m, 2004: £54m) is a charge related to options-based schemes. Also included is £6m (2005: £nil, 2004: £nil) arising from cash settled share-based payments.

The average number of persons employed by the Group worldwide during the year, excluding agency staff, was 118,600 (2005: 92,800, 2004: 77,000).

166	Barclays PLC Annual Report 2006

9 Administration and general expenses

	2006 £m	2005 £m	2004 £m
Administrative expenses	3,980	3,443	2,766
Impairment loss
– property and equipment (Note 25)	14	–	–
– intangible assets (Note 24)	7	9	9
Operating lease rentals	345	316	215
Gain on property disposals	(432)	–	–
Administration and general expenses	3,914	3,768	2,990

Auditors’ remuneration
	2006
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	11	–	–	–	11
Other services supplied pursuant to such legislation	10	1	–	–	11
Other services relating to taxation	–	–	6	–	6
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	4	4
Other	–	4	–	1	5
Total auditors’ remuneration	28	5	6	5	44

	2005
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	6	–	–	–	6
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	8	–	–	–	8
Other services supplied pursuant to such legislation	1	–	–	–	1
Other services relating to taxation	–	–	4	–	4
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	3	3
Other	–	7	–	–	7
Total auditors’ remuneration	15	7	4	3	29

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £2m (2005: £3m, 2004: £nil).

Fees payable for the audit of the Company’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. The fees relating to the audit of the associated pension schemes were £0.3m (2005: £0.3m, 2004: £0.3m).

Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These includes audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and for the first time in 2006, fees paid for preparation for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In addition, other services include Section 404 advisory, IFRS advisory, securitisations and services relating to the Absa acquisition.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Services relating to corporate finance transactions comprise due diligence related to transactions and accounting consultations and audits in connection with such transactions.

Auditors’ remuneration for 2004 was as follows: audit fees £12m, audit related fees £3m, taxation services £5m and other services £2m.

Barclays PLC Annual Report 2006	167

Notes to the accounts

For the year ended 31st December 2006

10 Tax

The charge for tax is based upon the standard UK corporation tax rate of 30% (2005: 30%, 2004: 30%) and comprises:

	2006 £m	2005 £m	2004 £m

Current tax charge
Current year	1,929	1,583	1,240
Adjustment for prior years	8	(59)	(48)
Total	1,937	1,524	1,192

Deferred tax charge/(credit)
Origination and reversal of temporary differences	(16)	(7)	65
Adjustment for prior years	20	(71)	22
Change in tax rate	4	3	–
Other	(4)	(10)	–

Total	4	(85)	87

Tax charge	1,941	1,439	1,279

	2006 £m	2005 £m	2004 £m

Current tax charge
United Kingdom	1,138	1,013	938
Overseas	799	511	254

Total	1,937	1,524	1,192
Deferred tax charge/(credit)
United Kingdom	96	(52)	90
Overseas	(92)	(33)	(3)

Total	4	(85)	87

Tax charge	1,941	1,439	1,279

Available overseas tax credits of £515m (2005: £270m, 2004: £360m) have been applied to reduce UK tax in accordance with UK legislation.

The effective tax rate for the years 2006, 2005 and 2004 is lower than the standard rate of corporation tax in the UK of 30% (2005: 30%, 2004: 30%).

The differences are set out below:

	2006 £m	2005 £m	2004 £m

Profit before tax	7,136	5,280	4,580
Tax charge at standard UK corporation tax rate of 30% (2005: 30%, 2004: 30%)	2,141	1,584	1,374
Adjustment for prior years	28	(130)	(26)
Differing overseas tax rates	(17)	(35)	(110)
Non-taxable gains and income (including amounts offset by previously unrecognised tax losses)	(393)	(129)	(51)
Share-based payments	27	(12)	–
Deferred tax assets not recognised	(4)	(7)	24
Other non-allowable expenses	159	168	68
Overall tax charge	1,941	1,439	1,279
Effective tax rate	27%	27%	28%

168	Barclays PLC Annual Report 2006

11 Earnings per share

	2006 £m	2005 £m	2004 £m
Profit attributable to equity holders of parent	4,571	3,447	3,254
Dilutive impact of convertible options	(30)	(38)	(16)
Profit attributable to equity holders of parent including dilutive impact of convertible options	4,541	3,409	3,238

	2006 million	2005 million	2004 million
Basic weighted average number of shares in issue	6,357	6,337	6,381
Number of potential ordinary shares	150	149	124
Diluted weighted average number of shares	6,507	6,486	6,505

	p	p	p
Basic earnings per share	71.9	54.4	51.0
Diluted earnings per share	69.8	52.6	49.8

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding own shares held in employee benefits trusts, currently not vested, and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts, currently not vested, and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 150 million (2005: 149 million, 2004: 124 million).

Of the total number of employee share options and share awards at 31st December 2006, 5 million were anti-dilutive (2005: nil, 2004: 51 million).

Subsequent to the balance sheet date, the Group continued to make on-market purchases of treasury shares under its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

Barclays PLC Annual Report 2006	169

Notes to the accounts

For the year ended 31st December 2006

12 Trading portfolio

	2006 £m	2005 £m
Trading portfolio assets
Treasury and other eligible bills	2,960	6,074
Debt securities
United Kingdom government bonds	4,986	4,786
Other government bonds	46,845	46,426
Other mortgage and asset backed securities	17,032	10,290
Bank and building society certificates of deposit	14,159	15,837
Other issuers	57,554	51,028
Debt securities	140,576	128,367
Equity securities	31,548	20,299
Traded loans	1,843	408
Physical commodity trading positions	940	575
Trading portfolio assets	177,867	155,723
Trading portfolio liabilities
Treasury and other eligible bills	(608)	(1,120)
Debt securities
United Kingdom government bonds	(6,889)	(7,784)
Other government bonds	(44,950)	(44,601)
Other mortgage and asset backed securities	(26)	(40)
Bank and building society certificates of deposit	(113)	(45)
Other issuers	(6,164)	(9,903)
Debt securities	(58,142)	(62,373)
Equity securities	(12,697)	(8,071)
Short positions in commodity contracts	(427)	–
Trading portfolio liabilities	(71,874)	(71,564)

170	Barclays PLC Annual Report 2006

13 Financial assets designated at fair value

Held on own account

	2006 £m	2005 £m
Loans and advances designated at fair value	13,196	8,600
Debt securities designated at fair value	12,100	171
Equity securities designated at fair value	3,711	3,915
Other financial assets designated at fair value	2,792	218

Financial assets designated at fair value – held on own account	31,799	12,904

Credit risk on loans and advances designated at fair value

The maximum exposure to credit risk on loans and advances designated at fair value at 31st December 2006 was £13,196m (2005: £8,600m). The amount by which related credit derivatives and similar instruments mitigate the exposure to credit risk at 31st December 2006 was £28m (2005: £2,505m).

The net gain attributable to changes in credit risk for loans and advances designated at fair value was £nil in 2006 (2005: £3m). The gains or losses on related credit derivatives was £nil for the year (2005: £nil).

The cumulative net gain attributable to changes in credit risk for loans and advances designated at fair value since initial recognition is £3m at 31st December 2006 (2005: £3m). The cumulative change in fair value of related credit derivatives at 31st December 2006 is £nil (2005: £nil).

Certain loans and advances designated at fair value are subject to securitisation. See Note 34.

Held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	2006 £m	2005 £m
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts	82,798	83,193
Cash and bank balances within the portfolio	1,839	2,008

Assets held in respect of linked liabilities to customers under investment contracts	84,637	85,201

Liabilities to customers under investment contracts	(84,637)	(85,201)

A portion of the Group’s fund management business takes the legal form of insurance policies, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the customer. In the normal course of business, the Group’s financial interest in such investments is restricted to fees for investment management services.

Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to the policyholders.

In the balance sheet, the assets are included as ‘Financial assets designated at fair value – held in respect of linked liabilities to customers under investment contracts’. Cash balances within the portfolio have been included in the Group’s cash balances. The associated obligation to deliver the value of the investments to customers at their fair value on balance sheet date is included as ‘Liabilities to customers under investment contracts’.

The increase/decrease in the value arising from the return on the investments and the corresponding increase/decrease in linked liabilities to customers is included in the Other income note in Note 6.

Barclays PLC Annual Report 2006	171

Notes to the accounts

For the year ended 31st December 2006

14 Derivative financial instruments

Financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in Note 52 to Note 56 under the headings, ‘Financial Risk’, ‘Interest Rate Risk’, ‘Credit Risk’, ‘Currency Risk’ and ‘Liquidity Risk’.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates or prices relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly.

The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arms-length transaction, calculated at market rates current at the balance sheet date.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

	2006			2005
Year ended 31st December Derivatives held for trading	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	767,734	8,074	(7,808)	585,635	7,574	(6,707)
Currency swaps	411,889	10,029	(10,088)	351,319	8,316	(8,045)
OTC options bought and sold	320,184	3,923	(3,849)	244,810	2,595	(2,516)
OTC derivatives	1,499,807	22,026	(21,745)	1,181,764	18,485	(17,268)
Exchange traded futures – bought and sold	852	–	–	2,304	–	–
Exchange traded options – bought and sold	115	–	–	6	–	–
Foreign exchange derivatives	1,500,774	22,026	(21,745)	1,184,074	18,485	(17,268)
Interest rate derivatives
Interest rate swaps	8,718,015	61,267	(61,510)	7,311,939	68,341	(67,669)
Forward rate agreements	1,335,594	337	(374)	1,345,368	431	(434)
OTC options bought and sold	2,301,239	13,977	(13,558)	1,267,683	12,256	(11,598)
OTC derivatives	12,354,848	75,581	(75,442)	9,924,990	81,028	(79,701)
Exchange traded futures – bought and sold	1,057,767	188	(256)	1,862,606	–	–
Exchange traded options – bought and sold	848,629	241	(156)	826,351	–	–
Exchange traded swaps	3,405,109	–	–	2,760,110	–	–
Interest rate derivatives	17,666,353	76,010	(75,854)	15,374,057	81,028	(79,701)
Credit derivatives
Swaps	1,224,548	9,275	(8,894)	609,381	4,172	(4,806)
Equity and stock index derivatives
OTC options bought and sold	114,227	11,171	(15,613)	208,068	9,974	(13,067)
Equity swaps and forwards	24,580	656	(846)	8,108	328	(164)
OTC derivatives	138,807	11,827	(16,459)	216,176	10,302	(13,231)
Exchange traded futures – bought and sold	30,159	154	(176)	52,454	–	–
Exchange traded options – bought and sold	30,473	161	(171)	26,789	–	–
Equity and stock index derivatives	199,439	12,142	(16,806)	295,419	10,302	(13,231)
Commodity derivatives
OTC options bought and sold	52,899	2,568	(2,443)	68,377	4,070	(3,881)
Commodity swaps and forwards	164,863	14,933	(13,497)	211,541	17,674	(17,336)
OTC derivatives	217,762	17,501	(15,940)	279,918	21,744	(21,217)
Exchange traded futures – bought and sold	68,710	13	(33)	50,244	–	–
Exchange traded options – bought and sold	9,169	306	(474)	11,871	435	(680)
Commodity derivatives	295,641	17,820	(16,447)	342,033	22,179	(21,897)
Derivative assets/(liabilities) held for trading	20,886,755	137,273	(139,746)	17,804,964	136,166	(136,903)

172	Barclays PLC Annual Report 2006

14 Derivative financial instruments (continued)

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

		2006			2005
	Notional contract amount £m	Fair value		Notional Contract amount £m	Fair value
Year ended 31st December Derivatives held for risk management		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Currency swaps	–	–	–	14	1	–
Interest rate swaps	51,614	132	(312)	27,042	230	(290)
OTC interest rate options bought	–	–	–	782	1	–
Exchange traded interest rate swaps	12,077	–	–	11,899	–	–
Commodity swaps and forwards	204	–	(89)	343	–	(193)

Derivatives designated as cash flow hedges	63,895	132	(401)	40,080	232	(483)

Derivatives designated as fair value hedges
Currency swaps	1,454	–	(233)	1,686	–	(81)
Interest rate swaps	16,940	240	(152)	29,394	387	(190)
Equity options	1,029	58	(56)	1,084	36	(46)
Forward foreign exchange	66	–	–	28	–	(14)
OTC interest rate options bought	–	–	–	1,287	–	–

Derivatives designated as fair value hedges	19,489	298	(441)	33,479	423	(331)

Derivatives designated as hedges of net investments
Forward foreign exchange	2,730	–	(78)	–	–	–
Currency swaps	9,320	650	(31)	5,919	2	(254)

Derivatives designated as hedges of net investment	12,050	650	(109)	5,919	2	(254)

Derivative assets/(liabilities) held for risk management	95,434	1,080	(951)	79,478	657	(1,068)

Interest rate derivatives, designated as cash flow hedges, primarily hedge the exposure to cash flow variability from interest rates of variable rate loans to banks and customers, variable rate debt securities held and highly probable forecast financing transactions and reinvestments.

Interest rate derivatives designated as fair value hedges primarily hedge the interest rate risk of fixed rate borrowings in issue, fixed rate loans to banks and customers and investments in fixed rate debt securities held.

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

		2006			2005
	Notional contract amount £m	Fair value		Notional Contract amount £m	Fair value
Year ended 31st December		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	20,886,755	137,273	(139,746)	17,804,964	136,166	(136,903)
Total derivative assets/(liabilities) held for risk management	95,434	1,080	(951)	79,478	657	(1,068)

Recognised derivative assets/(liabilities)	20,982,189	138,353	(140,697)	17,884,442	136,823	(137,971)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	2006
	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m

Forecast receivable cash flows	5,111	1,500	1,452	954	689	410	106
Forecast payable cash flows	1,280	704	349	121	73	30	3

Barclays PLC Annual Report 2006	173

Notes to the accounts

For the year ended 31st December 2006

14 Derivative financial instruments (continued)

	2005
	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
Forecast receivable cash flows	3,230	779	768	704	458	265	256
Forecast payable cash flows	2,300	358	350	337	287	238	730

The maximum length of time over which the Group is hedging its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is eight years (2005: 29 years).

No gain or loss on forecast transactions accorded hedge accounting in 2006 that are no longer expected to occur remains in equity.

Net gains/(losses) arising on fair value hedges in net interest income during the year were:

	2006 £m	2005 £m
On hedging instruments	(460)	204
On the hedged items attributable to the hedged risk	465	(164)
Ineffectiveness	5	40

Ineffectiveness recognised in relation to cash flow hedges in net interest income was a loss of £23m (2005: loss of £34m). Ineffectiveness recognised in relation to hedge of net investment was a gain of £13m (2005: loss of £5m).

15 Loans and advances to banks

	2006 £m	2005 £m
Repayable:
on demand	2,887	3,929
not more than three months	18,809	15,921
over three months but not more than six months	800	2,006
over six months but not more than one year	3,064	3,169
over one year but not more than three years	1,595	1,852
over three years but not more than five years	1,130	779
over five years but not more than ten years	1,012	1,047
over ten years	1,633	2,406
Total	30,930	31,109
Less: Allowance for impairment (Note 17)	(4)	(4)
Loans and advances to banks	30,926	31,105

By geographical area
United Kingdom	6,229	4,624
Other European Union	8,513	5,423
United States	9,056	13,267
Africa	2,219	880
Rest of the World	4,913	6,915
Total	30,930	31,109
Less: Allowance for impairment (Note 17)	(4)	(4)
Loans and advances to banks	30,926	31,105

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £1,262m at 31st December 2006 (2005: £1,218m).

Information relating to effective interest rates can be found in Note 53.

The geographical analysis is based on the location of the customer to which the lendings are made.

174	Barclays PLC Annual Report 2006

16 Loans and advances to customers

	2006 £m	2005 £m
Repayable:
on demand	33,994	34,945
not more than three months	44,728	44,280
over three months but not more than six months	10,092	11,332
over six months but not more than one year	15,904	21,870
over one year but not more than three years	32,559	31,254
over three years but not more than five years	27,868	27,967
over five years but not more than ten years	38,091	26,840
over ten years	82,395	73,854
Total	285,631	272,342
Less: Allowance for impairment (Note 17)	(3,331)	(3,446)
Loans and advances to customers	282,300	268,896
By geographical area
United Kingdom	170,518	163,759
Other European Union	43,430	38,923
United States	25,677	22,925
Africa	31,691	33,221
Rest of the World	14,315	13,514
Total	285,631	272,342

Less: Allowance for impairment (Note 17)	(3,331)	(3,446)
Loans and advances to customers	282,300	268,896

Loans and advances to customers by industry
At 31st December	2006 £m	2005 £m
Financial services	45,954	43,102
Agriculture, forestry and fishing	3,997	3,785
Manufacturing	15,451	13,779
Construction	4,056	5,020
Property	16,528	16,325
Energy and water	6,810	6,891
Wholesale and retail, distribution and leisure	15,490	17,760
Transport	5,586	5,960
Postal and communication	2,180	1,313
Business and other services	29,425	24,247
Home loans	98,172	89,529
Other personal	31,840	35,543
Finance lease receivables (Note 41)	10,142	9,088
	285,631	272,342
Less: Allowance for impairment (Note 17)	(3,331)	(3,446)
Loans and advances to customers	282,300	268,896

Barclays PLC Annual Report 2006	175

Notes to the accounts

For the year ended 31st December 2006

16 Loans and advances to customers (continued)

Loans and advances to customers in the UK

At 31st December	2006 £m	2005 £m
Financial services	14,011	11,958
Agriculture, forestry and fishing	2,307	2,409
Manufacturing	9,047	8,469
Construction	2,761	3,090
Property	10,010	10,547
Energy and water	2,360	2,701
Wholesale and retail distribution and leisure	12,951	12,747
Transport	2,745	2,797
Postal and communication	899	455
Business and other services	19,266	15,403
Home loans	67,687	61,256
Other personal	22,551	26,724
Finance lease receivables	3,923	5,203
Loans and advances to customers in the UK	170,518	163,759

Loans and advances to customers outside the UK

At 31st December	2006 £m	2005 £m
Financial services	31,943	31,144
Agriculture, forestry and fishing	1,690	1,376
Manufacturing	6,404	5,310
Construction	1,295	1,930
Property	6,518	5,778
Energy and water	4,450	4,190
Wholesale and retail distribution and leisure	2,539	5,013
Transport	2,841	3,163
Postal and communication	1,281	858
Business and other services	10,159	8,844
Home loans	30,485	28,273
Other personal	9,289	8,819
Finance lease receivables	6,219	3,885
Loans and advances to customers outside the UK	115,113	108,583

The geographical analysis is based on the location of the customer to which the lendings are made.

Effective interest rates are included in Note 53.

Certain of the Group’s loans and advances are subject to securitisations which are described in Note 34.

176	Barclays PLC Annual Report 2006

17 Allowance for impairment

The movement in the allowance for impairment is as follows:

	2006 £m	2005 £m
At beginning of year	3,450	2,637
Acquisitions and disposals	(23)	555
Unwind of discount	(98)	(76)
Exchange and other adjustments	(153)	125
Amounts written off	(2,174)	(1,587)
Recoveries	259	222
Amounts charged against profit	2,074	1,574
At end of year	3,335	3,450

Allowances for loan impairment represent management’s estimate of the losses incurred in the loan portfolios at the balance sheet date. For the retail and small business portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics, statistical techniques are used to calculate impairment allowances on a portfolio basis. These models contain judgemental inputs. The impairment charge in relation to retail and small business portfolios is £1,809m or 87% (2005: £1,254m or 80%) of the total impairment charge in 2006. For larger accounts, impairment allowances are calculated on an individual basis using discounted expected future cash flows. Subjective judgements are made in this process. Changes in these estimates could result in a change in allowances and have a direct impact on the impairment charge. The impairment charge in relation to larger accounts is £265m or 13% (2005: £320m or 20%) of the total impairment charge in 2006.

Allowance for impairment at 31st December	2006 £m	2005 £m
United Kingdom	2,477	2,266
Other European Union	311	284
United States	100	130
Africa	417	647
Rest of the World	30	123
Allowance for impairment at 31st December	3,335	3,450

Non-performing loans	2006 £m	2005 £m
Impaired loans	4,444	4,550
Accruing loans which are contractually overdue 90 days or more as to principal or interest	598	609
Restructured loans	46	51
Non-performing loans	5,088	5,210

Barclays PLC Annual Report 2006	177

Notes to the accounts

For the year ended 31st December 2006

18 Available for sale financial investments

	2006 £m	2005 £m
Debt securities	47,912	50,024
Equity securities	1,371	1,250
Treasury bills and other eligible bills	2,420	2,223
Available for sale financial investments	51,703	53,497

Movement in available for sale financial investments	2006 £m	2005 £m
At beginning of year	53,497	48,097
Exchange and other adjustments	(3,999)	1,791
Acquisitions and transfers	47,086	54,556
Disposals (sale and redemption)	(44,959)	(50,609)
Gains/(losses) from changes in fair value recognised in equity	162	(248)
Impairment	(86)	(4)
Amortisation of discounts/premium	2	(86)
At end of year	51,703	53,497

The following table analyses the book value of securities under IFRS, which are carried at fair value.

	2006 Available for sale securities				2005 Available for sale securities
	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Book value £m	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Book value £m
Debt securities
–United Kingdom government	761	–	(3)	758	31	–	–	31
–Other government	12,735	27	(175)	12,587	14,827	83	(50)	14,860
–Other public bodies	277	4	(1)	280	216	2	(2)	216
–Mortgage and asset backed securities	1,706	–	–	1,706	3,062	–	–	3,062
–Corporate issuers	27,100	22	(33)	27,089	25,597	101	(108)	25,590
–Other issuers	5,450	58	(16)	5,492	6,257	17	(9)	6,265
Total debt securities	48,029	111	(228)	47,912	49,990	203	(169)	50,024
Equity securities	1,047	353	(29)	1,371	1,007	247	(4)	1,250
Treasury bills and other eligible bills	2,420	–	–	2,420	2,223	–	–	2,223
Available for sale financial investments	51,496	464	(257)	51,703	53,220	450	(173)	53,497

Gross gains of £354m (2005: £318m) and gross losses of £47m (2005: £198m) have been realised on the sale of available for sale financial investments.

A maturity analysis of available for sale financial investments is included in Note 56.

The basis of determining cost during the calculation of gains and losses on available for sale investments is on an instrument by instrument basis.

178	Barclays PLC Annual Report 2006

19 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

The following amounts were included in the balance sheet and are reported on a net basis where the Group has the intention and the ability to settle net or realise simultaneously.

	2006 £m	2005 £m
Reverse repurchase agreements and cash collateral on securities borrowed
Banks	85,336	83,610
Customers	88,754	76,788
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398

Repurchase agreements and cash collateral on securities lent
Banks	79,833	66,939
Customers	57,123	54,239
Repurchase agreements and cash collateral on securities lent	136,956	121,178

Reverse repurchase agreements and cash collateral on securities borrowed are accounted for as collateralised loans. It is the Group’s policy to seek collateral at the outset equal to 100% to 105% of the loan amount. The level of collateral held is monitored daily and further collateral calls made to bring the level of cash held and the market value of collateral in line with the loan balance.

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to sell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2006 £m	2005 £m
Fair value of securities accepted as collateral under reverse repurchase agreements and stock borrowing transactions which can be repledged or resold	279,591	248,010
Of which, fair value of securities repledged/transferred to others	210,182	203,777

20 Other assets

	2006 £m	2005 £m
Sundry debtors	4,298	3,569
Prepayments	658	722
Accrued income	722	329
Reinsurance assets	172	114
Other assets	5,850	4,734

Included in the above are balances are £5,065m (2005: £3,848m) expected to be recovered within no more than 12 months after the balance sheet date; and balances of £785m (2005: £886m) expected to be recovered more than 12 months after the balance sheet date.

Barclays PLC Annual Report 2006	179

Notes to the accounts

For the year ended 31st December 2006

21 Current and deferred tax

The components of taxes are as follows:

	2006		2005
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current tax
United Kingdom	420	481	–	484
Overseas	137	539	–	263
Current tax	557	1,020	–	747
Deferred tax
United Kingdom	1,613	1,111	1,425	1,517
Overseas	392	412	284	206
Deferred tax	2,005	1,523	1,709	1,723

Deferred taxes are calculated on all temporary differences under the liability method. The movement on the deferred tax account is as follows:
			2006 £m	2005 £m
At beginning of year			(14)	244
Income statement (charge)/credit			(4)	85
Equity
Available for sale investments			4	10
Cash flow hedges			128	(112)
Share-based payments			24	101
Other equity movements			48	(24)
Acquisitions and disposals			264	(199)
Exchange and other adjustments			32	(119)
At end of year			482	(14)

Deferred tax assets and liabilities are attributable to the following items:
			2006 £m	2005 £m
Deferred tax liabilities
Accelerated tax depreciation			705	883
Available for sale investments			116	119
Cash flow hedges			–	138
Other			702	583
Deferred tax liabilities			1,523	1,723
Deferred tax assets
Pensions and other retirement benefits			622	609
Allowance for impairment on loans			69	41
Other provisions			436	342
Cash flow hedges			91	44
Tax losses carried forward			1	26
Share-based payments			380	232
Other			406	415
Deferred tax assets			2,005	1,709
Net deferred tax asset/(liability)			482	(14)

Disclosed as deferred tax liabilities			282	700
Disclosed as deferred tax assets			764	686
Net deferred tax asset/(liability)			482	(14)

180	Barclays PLC Annual Report 2006

21 Current and deferred tax (continued)

Deferred tax assets and liabilities are offset if, and only if, there is a legally enforceable right to set off and the balances relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax group where there is the intention and ability to settle on a net basis or realise the assets and liabilities simultaneously.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,046m (2005: £982m).

The amount of deferred tax asset expected to be recovered after more than 12 months is £1,582m (2005: £1,686m).

The deferred tax assets balance includes £106m (2005: £27m) which is the excess deferred tax assets over deferred tax liabilities in entities which have suffered a loss in either the current or prior year. This is based on management assessment that it is probable that the relevant entities will have taxable profits against which the temporary differences can be utilised.

The deferred tax charge/(credit) in the income statement comprises the following temporary differences:

	2006 £m	2005 £m
Accelerated tax depreciation	120	130
Pensions and other retirement benefits	(24)	39
Allowance for impairment on loans	(30)	(1)
Other provisions	(105)	(133)
Tax losses carry forward	25	(20)
Available for sale investments	8	(52)
Cash flow hedges	(14)	1
Share-based payments	(77)	(115)
Other	101	66

Total	4	(85)
Deferred tax assets have not been recognised in respect of the following items:
	2006 £m	2005 £m
Deductible temporary differences (gross)	395	340
Unused tax losses (gross)	190	363
Unused tax credits	98	24

The following tax losses expire: £3m in 2007 and £4m in 2009. The other tax losses, tax credits and temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £3,387m (2005: £2,126m).

Barclays PLC Annual Report 2006	181

Notes to the accounts

For the year ended 31st December 2006

22 Investment in associates and joint ventures

Share of net assets
	Associates		Joint ventures		Total
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
At beginning of year	427	399	119	30	546	429
Share of results before tax	63	63	(6)	(12)	57	51
Share of tax	(10)	(10)	(1)	4	(11)	(6)
Share of post-tax results	53	53	(7)	(8)	46	45
Dividends paid	(17)	(23)	–	–	(17)	(23)
New investments	2	–	7	81	9	81
Acquisitions	51	72	102	23	153	95
Disposals	(404)	(39)	(72)	(1)	(476)	(40)
Exchange and other adjustments	(38)	(35)	5	(6)	(33)	(41)
At end of year	74	427	154	119	228	546

Goodwill included above:
	Associates		Joint ventures		Total
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Cost
At beginning of year	122	122	83	–	205	122
Acquisitions	–	–	–	83	–	83
Disposals	(121)	–	–	–	(121)	–
Transfer	–	–	(43)	–	(43)	–
At end of year	1	122	40	83	41	205

The fair value of the investment in Gabetti Holding SpA, which is listed on the Milan stock exchange, is £16m (2005: £15m).

Disposal of FirstCaribbean International Bank

On 22nd December 2006 the Group disposed of its investment in FirstCaribbean International Bank, its former principal associate, for cash consideration, net of transaction costs of £583m, which, after deducting the Group’s share of its net assets on the date of disposal, resulted in a profit of £247m.

Following this transaction, there were no individually significant associates or joint ventures.

Of the £46m share of post-tax results of associates and joint ventures, FirstCaribbean International Bank contributed £41m (2005: £37m).

182	Barclays PLC Annual Report 2006

22 Investment in associates and joint ventures (continued)

The table below provides summarised financial information of the Group’s associates and joint ventures (the entities’ entire financial position and results of operations are presented, not the Group’s share).

	2006			2005
	FirstCaribbean International Bank £m	Other associates £m	Joint ventures £m	FirstCaribbean International Bank £m	Other associates £m	Joint ventures £m
Property, plant and equipment	–	599	142	86	454	119
Financial investments	–	4	2	376	66	24
Trading portfolio assets	–	1	–	389	–	–
Loans to banks and customers	–	1,378	797	4,379	1,575	393
Other assets	–	541	199	267	226	16
Total assets	–	2,523	1,140	5,497	2,321	552
Deposits from banks and customers	–	1,421	769	4,519	1,527	369
Trading portfolio liabilities	–	1	–	115	–	–
Other liabilities	–	887	187	270	572	188
Shareholders’ equity	–	214	184	593	222	(5)
Total liabilities	–	2,523	1,140	5,497	2,321	552
Net income	274	264	178	234	213	176
Operating expenses	(167)	(167)	(178)	(148)	(161)	(213)
Profit/(loss) before tax	107	97	–	86	52	(37)
Profit/(loss) after tax	96	90	(2)	76	37	(26)

The amounts included above are based on accounts made up to 31st December 2006 with the exception of FirstCaribbean International Bank and certain undertakings included within the Other associates category for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

Other associates in 2006 includes £1,525m (2005: £1,885m) of assets, £1,380m (2005: £1,741m) of liabilities and £25m (2005: £20m) of profit after tax in associates within the Absa Group.

The Group’s share of commitments and contingencies incurred in relation to its joint ventures is £nil (2005: £1m) and its share of contingent liabilities of an associate or joint venture for which it is contingently liable is £nil (2005: £252m).

Barclays PLC Annual Report 2006	183

Notes to the accounts

For the year ended 31st December 2006

23 Goodwill

	2006 £m	2005 £m
Net book value
At beginning of year	6,022	4,518
Acquisitions	390	1,417
Disposals	(14)	–
Exchange and other adjustments	(306)	87
At end of year	6,092	6,022
Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. There was no impairment identified in 2006 (2005: £nil).
	2006 £m	2005 £m
UK Banking	2,820	2,824
Barclaycard	403	418
International Retail and Commercial Banking	1,481	1,725
Barclays Capital	72	89
Barclays Global Investors	673	322
Barclays Wealth	629	629
Head office functions and other operations	14	15
Goodwill	6,092	6,022

Goodwill is allocated to business operations. The recoverable amount of each operation’s goodwill is based on value-in-use calculations using an appropriate pre-tax cost of equity for the market and associated risk. The principal goodwill relating to UK Banking and International Retail and Commercial Banking are Woolwich and Absa respectively.

Woolwich and Absa future cash flows are based on approved budgets and plans. Woolwich has applied a growth factor of 3% (proxy for inflation) to cash flows for the period 2010 to 2020. Absa has applied a growth rate of 8% to cash flows for the four years from 2010 to 2013 and a rate of 4% for the years from 2014 to 2020.

Both businesses justify the use of longer cash flow projections due to the long-term nature of these businesses within the Barclays Group.

184	Barclays PLC Annual Report 2006

24 Intangible assets

	2006
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m
Cost or valuation
At 1st January 2006	188	43	306	183	582	–	139	1,441
Acquisitions	–	–	–	–	–	114	2	116
Additions	95	86	–	–	–	16	13	210
Exchange and other adjustments	(16)	(6)	(64)	(38)	(115)	(8)	(14)	(261)
At 31st December 2006	267	123	242	145	467	122	140	1,506
Accumulated amortisation and impairment
At 1st January 2006	(90)	(18)	(7)	(9)	(29)	–	(19)	(172)
Amortisation charge	(29)	(7)	(20)	(16)	(44)	(11)	(9)	(136)
Impairment charge	(2)	(5)	–	–	–	–	–	(7)
Exchange and other adjustments	5	1	3	3	9	1	2	24
At 31st December 2006	(116)	(29)	(24)	(22)	(64)	(10)	(26)	(291)
Net book value	151	94	218	123	403	112	114	1,215

		2005
		Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Licences and other £m	Total £m
Cost or valuation
At 1st January 2005		138	5	–	–	36	53	232
Acquisitions/disposals		–	9	288	172	524	10	1,003
Additions		68	23	–	–	–	82	173
Exchange and other adjustments		(18)	6	18	11	22	(6)	33
At 31st December 2005		188	43	306	183	582	139	1,441
Accumulated amortisation and impairment
At 1st January 2005		(84)	(3)	–	–	(2)	(4)	(93)
Amortisation charge		(20)	(3)	(7)	(9)	(27)	(13)	(79)
Impairment charge		(5)	(3)	–	–	–	(1)	(9)
Exchange and other adjustments		19	(9)	–	–	–	(1)	9
At 31st December 2005		(90)	(18)	(7)	(9)	(29)	(19)	(172)
Net book value		98	25	299	174	553	120	1,269

Impairment charges on internally generated and other software reflect impairment of certain capitalised IT assets following a review of the future economic benefits likely to be generated by them.

Impairment charges detailed above have been included within other operating expenses.

Barclays PLC Annual Report 2006	185

Notes to the accounts

For the year ended 31st December 2006

25 Property, plant and equipment

	2006			2005
	Property £m	Equipment £m	Operating leased assets £m	Total £m	Property £m	Equipment £m	Operating leased assets £m	Total £m

Cost
At 1st January	2,450	2,541	365	5,356	2,303	2,026	361	4,690
Acquisitions and disposals	–	–	–	–	126	159	–	285
Additions	180	475	–	655	125	463	–	588
Disposals	(422)	(382)	–	(804)	(80)	(130)	–	(210)
Fully depreciated assets written off	(1)	(89)	–	(90)	(1)	(1)	–	(2)
Exchange and other adjustments	(53)	(116)	–	(169)	(23)	24	4	5

At 31st December	2,154	2,429	365	4,948	2,450	2,541	365	5,356

Accumulated depreciation and impairment
At 1st January	(1,022)	(1,575)	(5)	(2,602)	(978)	(1,429)	(1)	(2,408)
Acquisitions and disposals	–	–	–	–	(1)	(1)	–	(2)
Depreciation charge	(118)	(335)	(2)	(455)	(92)	(268)	(2)	(362)
Impairment	(14)	–	–	(14)	–	–	–	–
Disposals	148	341	–	489	20	113	–	133
Fully depreciated assets written off	1	89	–	90	1	1	–	2
Exchange and other adjustments	12	26	(2)	36	28	9	(2)	35

At 31st December	(993)	(1,454)	(9)	2,456	(1,022)	(1,575)	(5)	(2,602)

Net book value	1,161	975	356	2,492	1,428	966	360	2,754

Operating leased assets represent assets such as plant and equipment leased to customers under operating leases.

Certain of the Group’s equipment is held on finance leases. See Note 41.

Impairment of £14m follows a review of the future use of an existing office building in our UK property portfolio. In 2007 the freehold of the building will be disposed of by either a short- or long-term leaseback, depending on the conclusions of the review. Consequently the value has been written down to fair value, less cost of sale.

The carrying value of property on transition to IFRS was the deemed cost. The following table shows the historical cost of property:

	2006 £m	2005 £m

Historical cost of property
At cost	1,982	2,257
Accumulated depreciation and impairment	(958)	(1,050)

Net book value	1,024	1,207

186	Barclays PLC Annual Report 2006

26 Deposits from banks

	2006 £m	2005 £m

Repayable
on demand	19,163	13,924
no more than three months	55,534	54,620
over three months but not more than six months	1,418	2,488
over six months but not more than one year	891	1,168
over one year but not more than three years	593	442
over three years but not more than five years	1,406	725
over five years but not more than ten years	367	1,288
over ten years	190	472
Deposits from banks	79,562	75,127

By geographical area
United Kingdom	14,292	7,307
Other European Union	27,521	23,496
United States	5,140	7,418
Africa	4,508	4,192
Rest of the World	28,101	32,714
Deposits from banks	79,562	75,127

Other time deposits in the United Kingdom and United States are mostly over £50,000.

Deposits in offices in the United Kingdom from non-residents amounted to £41,762m (2005: £49,286m).

For details on the effective rate of interest please refer to Note 53.

Barclays PLC Annual Report 2006	187

Notes to the accounts

For the year ended 31st December 2006

27 Customer accounts

	2006 £m	2005 £m
Repayable
on demand	153,642	144,015
no more than three months	89,079	72,590
over three months but not more than six months	5,594	9,282
over six months but not more than one year	3,604	2,606
over one year but not more than three years	1,655	3,072
over three years but not more than five years	1,436	1,503
over five years but not more than ten years	807	2,223
over ten years	937	3,393
Customer accounts	256,754	238,684
By geographical area
United Kingdom	170,120	153,686
Other European Union	21,260	19,038
United States	17,903	16,690
Africa	27,205	29,866
Rest of the World	20,266	19,404
Customer accounts	256,754	238,684
In offices in the United Kingdom:
Current and Demand accounts – interest free	25,650	22,980
Current and Demand accounts – interest bearing	31,769	28,416
Savings accounts	62,745	57,715
Other time deposits – retail	36,110	35,142
Other time deposits – wholesale	53,733	42,967
Total repayable in offices in the United Kingdom	210,007	187,220
In offices outside the United Kingdom:
Current and Demand accounts – interest free	2,169	2,300
Current and Demand accounts – interest bearing	17,626	20,494
Savings accounts	3,041	3,230
Other time deposits	23,911	25,440
Total repayable in offices outside the United Kingdom	46,747	51,464

Deposits in offices in the United Kingdom received from non-residents amounted to £40,291m (2005: £33,309m).

Other time deposits in the United Kingdom and the United States are mostly over £50,000.

For details on the effective rate of interest please refer to Note 53.

28 Financial liabilities designated at fair value

	2006		2005
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Financial liabilities designated at fair value
Debt securities	32,261	37,393	25,951	26,260
Deposits	19,990	20,465	7,434	7,437
Other	1,736	2,913	–	–
Total financial liabilities designated at fair value	53,987	60,771	33,385	33,697

Financial liabilities designated at fair value include certain financial instruments that pay out the higher of a guaranteed amount or a notional plus a performance related amount.

There were no significant gains or losses attributable to changes in own credit risk for financial liabilities designated at fair value in 2006 (2005: £nil).

188	Barclays PLC Annual Report 2006

29 Debt securities in issue

	2006 £m	2005 £m
Bonds and medium-term notes repayable:
on demand	–	14
not more than three months	578	42
over three months but not more than six months	311	3,571
over six months but not more than one year	991	2,628
over one year but not more than three years	5,243	5,626
over three years but not more than five years	2,187	1,725
over five years but not more than ten years	1,394	299
over ten years	4,848	7,256
	15,552	21,161
Other debt securities in issue repayable:
on demand	17	880
not more than three months	70,227	54,070
over three months but not more than six months	8,358	10,414
over six months but not more than one year	4,320	6,149
over one year but not more than three years	5,165	3,169
over three years but not more than five years	1,611	1,151
over five years but not more than ten years	2,623	7
over ten years	3,264	6,327
	95,585	82,167
Debt securities in issue	111,137	103,328

Debt securities in issue at 31st December 2006 included certificates of deposit of £52,800m (2005: £43,109m) and commercial paper of £26,546m (2005: £28,275m).

Debt securities in issue included amounts raised from the securitisations, which are described in Note 34.

The average interest rate during 2006 for commercial paper was 4.9% (2005: 3.4%) and for negotiable certificates of deposits was 5.1% (2005: 3.5%).

30 Other liabilities

	2006 £m	2005 £m
Obligations under finance leases (Note 41)	92	289
Sundry creditors	4,118	6,131
Accruals and deferred income	6,127	4,711
Other liabilities	10,337	11,131

Included in the above are balances of £9,265 (2005: £8,998m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,072m (2005: £2,133m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income included £107m (2005: £113m) in relation to deferred income from investment contracts and £822m (2005: £819m) in relation to deferred income from insurance contracts.

Barclays PLC Annual Report 2006	189

Notes to the accounts

For the year ended 31st December 2006

31 Insurance assets and liabilities

Insurance assets

Reinsurance assets are £172m (2005: £114m) and relate principally to the Group’s long-term business. Reinsurers’ share of provisions relating to the Group’s short-term business are £82m (2005: £15m). The reinsurance assets expected to be recovered after more than one year are £92m (2005: £99m).

Insurance contract liabilities including unit-linked liabilities

Insurance liabilities comprise the following:

	2006 £m	2005 £m

Insurance contract liabilities:
– linked liabilities	1,591	1,532
– non-linked liabilities	2,121	2,187
Provision for claims	166	48
Insurance contract liabilities including unit-linked liabilities	3,878	3,767

Insurance contract liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £198m (2005: £133m).

Claims development

The amount and timing of claims payments is normally within one year.

Movements in insurance liabilities and reinsurance assets

Movements in insurance assets and insurance contract liabilities were as follows:

	2006			2005
	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
At beginning of year	3,767	(114)	3,653	3,596	(109)	3,487
Acquisitions	–	–	–	252	(29)	223
Change in year	111	(58)	53	(81)	24	(57)
At end of year	3,878	(172)	3,706	3,767	(114)	3,653
Assumptions used to measure insurance liabilities

The assumptions that have the greatest effect on the measurement of the amounts recognised above, and the processes used to determine them were as follows:

Long-term business – linked and non-linked

Mortality – mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. A margin is added to ensure prudence – for example, future mortality improvements for annuity business.

Renewal expenses level and inflation – expense reserves are a small part of overall insurance liabilities, however, increases in expenses caused by unanticipated inflation or other unforeseen factors could lead to expense reserve increases. Expenses are therefore set using prudent assumptions. Initial renewal expense levels are set by considering expense forecasts for the business and, where appropriate, building in a margin to allow for the increasing burden of fixed costs on the UK closed life book of business. The inflation assumption is set by adding a margin to the market rate of inflation implied by index-linked gilt yields.

Short-term business

Short-term business – for single premium policies the proportion of unearned premiums is calculated based on estimates of the frequency and severity of incidents.

Changes in assumptions

Sensitivity analysis regarding changes in these assumptions are described under the heading ‘Sensitivity Analysis’ on page 202. There have been no changes in assumptions in 2006 that have had a material effect on the financial statements.

190	Barclays PLC Annual Report 2006

31 Insurance assets and liabilities (continued)

Uncertainties associated with cash flows related to insurance contracts and risk management activities

Long-term insurance contracts (linked and non-linked)

For long-term insurance contracts where death is the insured risk, the most significant factors that could detrimentally affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity.

The Group manages its exposure to risk by operating in part as a unit-linked business, prudent product design, applying strict underwriting criteria, transferring risk to reinsurers, managing claims and establishing prudent reserves.

Short-term insurance contracts

For payment protection contracts where inability to make payments under a loan contract is the insured risk, the most significant factors are the health of the policyholder and the possibility of unemployment which depends upon, among other things, long-term and short-term economic factors. The Group manages its exposure to such risks through prudent product design, efficient claims management, prudent reserving methodologies and bases, regular product, economic and market reviews and regular adequacy tests on the size of the reserves.

Absa insures property and motor vehicles, for which the most significant factors that could effect the frequency and severity of claims are climatic change and crime. Absa manages its exposure to risk by diversifying insurance risks accepted and transferring risk to reinsurers.

Sensitivity analysis

The following table presents the sensitivity of the level of insurance contract liabilities disclosed in this note to movements in the actuarial assumptions used to calculate them. The percentage change in variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net profit after tax. The disclosure is not intended to explain the impact of a percentage change in the insurance assets and liabilities disclosed above.

	2006		2005
	Change in variable %	Net profit after tax impact £m	Change in variable %	Net profit after tax impact £m
Long-term insurance contracts:
Improving mortality (annuitants only)	10	23	10	19
Worsening of mortality (assured lives only)	10	25	10	28
Worsening of base renewal expense level	20	23	20	20
Worsening of expense inflation rate	10	9	10	5
Short-term insurance contracts:
Worsening of claim expense assumptions	10	9	10	13

Any change in net profit after tax would result in a corresponding increase or decrease in shareholders’ equity.

The above analyses are based on a change in a single assumption while holding all other assumptions constant. In practice this is unlikely to occur.

Options and guarantees

The Group’s contracts do not contain options or guarantees that could confer material risk.

Barclays PLC Annual Report 2006	191

Notes to the accounts

For the year ended 31st December 2006

32 Subordinated liabilities

Subordinated liabilities comprise dated and undated loan capital as follows:

	Notes		2006 £m	2005 £m
Undated loan capital	(a	)	5,422	4,397
Dated loan capital	(b	)	8,364	8,066
(a) Undated loan capital			13,786	12,463

	Notes		2006 £m	2005 £m
Non-convertible
The Bank
6% Callable Perpetual Core tier One Notes	(a,n	)	404	432
6.86% Callable Perpetual Core tier One Notes (US$1,000m)	(a,n	)	571	623
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	(b,o	)	501	–
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	(c,p	)	690	–
Junior Undated Floating Rate Notes (US$121m)	(d,q	)	62	71
Undated Floating Rate Primary Capital Notes Series 3	(d,r	)	146	147
9.875% Undated Subordinated Notes	(e,s	)	319	319
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	(f,t	)	178	186
9% Permanent Interest Bearing Capital Bonds	(g,u	)	102	102
7.125% Undated Subordinated Notes	(h,v	)	550	573
6.875% Undated Subordinated Notes	(i,w	)	656	670
6.375% Undated Subordinated Notes	(j,x	)	481	498
6.125% Undated Subordinated Notes	(k,y	)	571	611
6.5% Undated Subordinated Notes (FFr 1,000m)	(l,z	)	105	107
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	(m,aa	)	34	23
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	(m,aa	)	52	35
Undated loan capital – non-convertible			5,422	4,397

Security and subordination

None of the undated loan capital of the Bank is secured.

The Junior Undated Floating Rate Notes (the ‘Junior Notes’) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of the Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core tier One Notes (the ‘TONs’) and the 5.3304% and 5.926% Step-up Callable Perpetual Reserve Capital Instruments (the ‘RCIs’) (such issues, excluding the TONs and the RCIs, being the ‘Undated Notes and Loans’).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

192	Barclays PLC Annual Report 2006

32 Subordinated liabilities (continued)

Interest

Notes

(a)	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(b)	These RCIs bear a fixed rate of interest until 2036. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(c)	These RCIs bear a fixed rate of interest until 2016. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(d)	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(f)	These Notes bear a fixed rate of interest until 2021. After that date, in the event that the Notes are not redeemed, the Notes will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(g)	The interest rate on these Notes is fixed for the life of this issue.

(h)	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(i)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(j)	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(k)	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(l)	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(m)	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

The Bank is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the RCIs ((b) and (c) above). Any such deferred payment of interest must be paid on the earlier of (i) the date of redemption of the RCIs, and (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or Preference Shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the FSA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (a) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (b) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Barclays PLC Annual Report 2006	193

Notes to the accounts

For the year ended 31st December 2006

32 Subordinated liabilities (continued)

Repayment

Notes

(n)	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

(o)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2036.

(p)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2016.

(q)	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

(r)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date.

(s)	These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.

(t)	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

(u)	These Bonds are repayable, at the option of the Bank, in whole at any time.

(v)	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

(w)	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

(x)	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

(y)	These Notes are repayable at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

(z)	These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

(aa)	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest.

Any repayments require the prior approval of the FSA.

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

194	Barclays PLC Annual Report 2006

32 Subordinated liabilities (continued)

(b) Dated loan capital

Dated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base, by Barclays Bank Spain SA (Barclays Spain), Barclays Bank of Botswana Ltd (BBB) and Barclays Bank Zambia PLC (Barclays Zambia) to enhance their respective capital bases and by Absa and Barclays Bank of Ghana Ltd (BBG) for general corporate purposes, comprise:

	Notes	2006 £m	2005 £m
Non-convertible
The Bank
Floating Rate Unsecured Capital Loan Stock 2006		–	2
7.4% Subordinated Notes 2009 (US$400m)	(a)	204	233
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	(b)	21	21
12% Unsecured Capital Loan Stock 2010	(a)	27	26
Floating Rate Subordinated Step-up Callable Notes 2011 (US$100m)		–	58
Floating Rate Subordinated Step-up Callable Notes 2011 (US$125m)		–	73
Floating Rate Subordinated Notes 2011 (US$400m)		–	235
5.75% Subordinated Notes 2011 (€1,000m)	(a)	676	783
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	(a)	186	200
Fixed/Floating Rate Subordinated Notes 2011 (Yen 5,000m)		–	25
Floating Rate Subordinated Notes 2012	(b,n)	301	298
Callable Subordinated Floating Rate Notes 2012	(b,n)	44	44
Step-up Callable Floating Rate Subordinated Bonds 2012 (ex-Woolwich plc)	(b,n)	151	150
Callable Subordinated Floating Rate Notes 2012 (US$150m)	(b,n)	77	88
Floating Rate Subordinated Notes 2012 (US$100m)	(b,n)	51	58
Capped Floating Rate Subordinated Notes 2012 (US$100m)	(b,n)	51	58
Floating Rate Subordinated Notes 2013 (US$1,000m)	(b,n)	513	585
5.015% Subordinated Notes 2013 (US $150m)	(a)	77	88
4.875% Subordinated Notes 2013 (€750m)	(a)	540	565
5.5% Subordinated Notes 2013 (DM 500m)	(d,n)	179	183
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	(b,n)	24	27
Floating Rate Subordinated Notes 2013 (AU$150m)	(c,n)	61	65
5.93% Subordinated Notes 2013 (AU $100m)	(e,n)	41	43
Callable Floating Rate Subordinated Notes 2015 (US$1,500m)	(b,n)	767	877
4.38% Fixed Rate Subordinated Notes 2015 (US$75m)	(a)	37	42
4.75% Fixed Rate Subordinated Notes 2015 (US$150m)	(a)	76	86
Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m)	(b,n)	382	–
Callable Floating Rate Subordinated Notes 2016 (€1,250m)	(b,n)	844	–
Callable Floating Rate Subordinated Notes 2017 (US$500m)	(b,n)	255	292
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	(k,n)	113	115
Floating Rate Subordinated Notes 2018 (€40m)	(b)	27	27
Floating Rate Subordinated Notes 2019 (€50m)	(b)	32	33
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	(l)	696	742
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	(a)	290	297
Subordinated Floating Rate Notes 2021 (€100m)	(b)	66	67
Subordinated Floating Rate Notes 2022 (€50m)	(b)	34	34
Subordinated Floating Rate Notes 2023 (€50m)	(b)	34	34
5.75% Fixed Rate Subordinated Notes 2026	(a)	608	631
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	(m)	66	46
6.33% Subordinated Notes 2032	(a)	50	55
Subordinated Floating Rate Notes 2040 (€100m)	(b)	67	69
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2011 (€50m)	(b)	22	27
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)	(f,n)	269	318
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	(g,n)	89	113
Subordinated Callable Notes 2015 (ZAR 400m)	(h,n)	29	41
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	(i,n)	113	174
8.1% Subordinated Callable Notes 2020 (ZAR 2,000m)	(j,n)	143	–
Barclays Bank of Ghana Ltd (BBG)
14% Fixed Rate BBG Subordinated Callable Notes 2016 (GHC 100,000m)	(a,n)	6	–
Dated loan capital – non-convertible		8,339	8,028

Barclays PLC Annual Report 2006	195

Notes to the accounts

For the year ended 31st December 2006

32 Subordinated liabilities (continued)

	Notes	2006 £m	2005 £m
Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP 100m)	(n,o)	9	11
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 30,000m)	(n,p)	5	5
Absa
Redeemable cumulative option-holding preference shares (ZAR 147m)	(q)	11	22

Total convertible		25	38
Repayable
not more than one year		–	2
over one year but not more than five years		1,147	302
over five years		7,217	7,762

Total repayable		8,364	8,066

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, Barclays Spain, BBG, BBB, Barclays Zambia and Absa rank ahead of the interests of holders of their equity. Dated loan capital of the Bank, Barclays Spain, BBG, BBB, Barclays Zambia and Absa has been issued on the basis that the claims there under are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

(a)	The interest rates on these Notes are fixed for the life of those issues.

(b)	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

(c)	These Notes bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

(d)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

(f)	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference rate for a further period of five years.

(g)	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(h)	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(i)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(j)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(k)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(l)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(m)	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

(n)	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

(o)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

(p)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

(q)	The dividends are compounded and payable semi-annually in arrears on 30th September and 31st March of each year. The shares were issued by Absa Group Limited on 1st July 2004 and the redemption dates commence on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending on the fifth anniversary of the date of issue. Such exercise and notice will be deemed to be effective only on the option exercise dates, being 1st March, 1st June, 1st September or 1st December of each year. The shares are convertible into ordinary shares at the option of the preference shareholders on the redemption dates in lots of 100.

196	Barclays PLC Annual Report 2006

32 Subordinated liabilities (continued)

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Barclays Spain, BBG, BBB, Barclays Zambia and Absa, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2006 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia to certain changes in legislation or regulations.

Any repayments prior to maturity require in the case of the Bank, the prior approval of the FSA, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the South African Registrar of Banks.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

33 Provisions

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m

At 1st January 2006	79	74	55	309	517
Exchange	(2)	2	–	(16)	(16)
Additions	45	180	35	159	419
Amounts used	(53)	(133)	(9)	(94)	(289)
Unused amounts reversed	(2)	(21)	(35)	(115)	(173)
Amortisation of discount	4	–	–	–	4

At 31st December 2006	71	102	46	243	462

At 1st January 2005	39	97	55	212	403
Acquisitions and disposals of subsidiaries	–	–	–	51	51
Exchange	–	–	–	7	7
Additions	63	196	20	170	449
Amounts used	(27)	(178)	–	(104)	(309)
Unused amounts reversed	–	(41)	(20)	(27)	(88)
Amortisation of discount	4	–	–	–	4

At 31st December 2005	79	74	55	309	517

Provisions expected to be recovered or settled within no more than 12 months after 31st December 2006 were £388m (2005: £360m).

Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

The Group has a restructuring programme, largely focused on activities within the UK, which involves the reshaping of the Group’s operations through the centralisation of core processes, application of new technologies, and reduction of workforce. It is anticipated that the majority of the remaining provision related to this programme will be utilised in 2007.

Redundancy and restructuring provisions are reported within operating expenses in the income statements.

Barclays PLC Annual Report 2006	197

Notes to the accounts

For the year ended 31st December 2006

34 Securitisations

During the year, the Group has engaged in securitisation transactions involving Barclays residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, or interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, or to a trust which then transfers its beneficial interests to a special purpose entity, which then issues floating rate debt securities to third-party investors.

Securitisations may, depending on the individual arrangement: result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets and substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset in the balance sheet:

	2006		2005
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers (Note 16)
Residential mortgage loans	12,577	13,271	6,779	6,861
Commercial loans	6,081	5,558	5,000	4,760
Credit card receivables	5,700	5,195	6,815	6,799

Total	24,358	24,024	18,594	18,420

Assets designated at fair value through profit or loss (Note 13)
Retained interest in residential mortgage loans	628	–	175	–

Retained interests in residential mortgage loans include interest only strips which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets, the total amount of which was £15,063m (2005: £6,291m). These are initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

198	Barclays PLC Annual Report 2006

35 Retirement benefit obligations

Pension schemes

The UK Retirement Fund (UKRF), which is the main scheme of the Group, amounting to 91% of all the Group’s schemes in terms of benefit obligations, comprises five sections.

The 1964 Pension Scheme

Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State pension age.

The Retirement Investment Scheme (RIS)

A defined contribution plan for most joiners between July 1997 and 1st October 2003. This was closed to new entrants on 1st October 2003 and the large majority of existing members of the RIS transferred to afterwork in respect of future benefit accrual with effect from 1st January 2004. There are now no longer any active members of the RIS.

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

Career Average Section

The Career Average Section was established in the UKRF with effect from 1st May 2004 following the transfer of members from the Woolwich Pension Fund. The Career Average Section is a non-contributory career average scheme and was closed to new entrants on 1st December 2006.

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the five sections.

Governance

The assets of the UKRF are held separately from the assets of the Group and are administered by trustees.

Barclays Pension Fund Trustees Ltd (BPFTL) acts as corporate trustee for the UKRF. BPFTL is a private limited company, incorporated on 20th December 1990, and is a subsidiary of Barclays Bank PLC.

As the corporate trustee for the UKRF, BPFTL is the legal owner of the assets of the UKRF and BPFTL holds these assets in trust for the beneficiaries of the scheme.

BPFTL comprises nine Directors, of which six are Employer Directors selected by the Bank and three are Employee Directors nominated by the Pension Fund Advisory Committee (PFAC). Employee Directors are selected from those eligible active employees and pensioner members who apply to be considered for the role.

Employee Director vacancies are advertised to all eligible active and pensioner members. This enables any eligible member with an interest in becoming an Employee Director to express that interest and be considered for the role. The PFAC provides the mechanism through which Employee Directors are selected. The PFAC will accept nominations from eligible members and select from amongst all properly nominated candidates.

There are also three Alternate Employer Directors and three Alternate Employee Directors. The selection process for these appointments are as detailed above. The role of alternate directors is to provide cover for individual directors, should they not be available for meetings.

Currently, the Bank decides the funding rate after consulting with the trustees. Under the Pensions Act 2004, which has practical impact for the UKRF from its next triennial valuation due in September 2007, the Bank and the trustee must agree the funding rate (including a recovery plan to fund any deficit against the scheme specific statutory funding objective).

In addition to the UKRF, there are other defined benefit and defined contribution schemes in the UK and overseas. The same approach to pensions governance applies to the other schemes in the UK but different legislation covers schemes outside of the UK where in most cases the Bank has the power to determine the funding rate.

Barclays PLC Annual Report 2006	199

Notes to the accounts

For the year ended 31st December 2006

35 Retirement benefit obligations (continued)

The following tables present an analysis of defined benefit obligation and fair value of plan assets for all the Group’s pension schemes and post-retirement benefits (the latter are unfunded) and present the amounts recognised in the income statement including those related to post-retirement health care.

Income statement charge

	2006				2005			2004
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m

Staff cost charge
Current service cost	378	21	399	348	22	370	330	20	350
Interest cost	900	8	908	853	4	857	772	6	778
Expected return on scheme assets	(999)	–	(999)	(898)	–	(898)	(834)	–	(834)
Recognised actuarial loss	3	1	4	4	–	4	–	3	3
Past service cost	29	–	29	13	1	14	1	–	1
Curtailment or settlements	(29)	–	(29)	(49)	–	(49)	(34)	–	(34)

Total included in staff costs	282	30	312	271	27	298	235	29	264

Staff costs are included in other operating expenses.

Change in benefit obligation

	2006					2005
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Benefit obligation at beginning of the year	(18,149)	(938)	(103)	(79)	(19,269)	(15,494)	(522)	(80)	(65)	(16,161)
Current service cost	(358)	(20)	(20)	(1)	(399)	(332)	(16)	(18)	(4)	(370)
Interest cost	(863)	(37)	(4)	(4)	(908)	(822)	(31)	(3)	(1)	(857)
Past service cost	(4)	(25)	–	–	(29)	(12)	(1)	–	(1)	(14)
Curtailments or settlements	43	2	–	–	45	58	3	–	–	61
Actuarial gain/(loss)	1,566	15	11	(3)	1,589	(2,024)	(28)	(18)	(4)	(2,074)
Contributions by plan participants	(15)	(2)	–	–	(17)	(13)	(2)	–	–	(15)
Benefits paid	536	40	19	4	599	490	24	16	5	535
Business combinations	–	11	–	–	11	–	(335)	–	–	(335)
Exchange and other adjustments	(12)	60	–	7	55	–	(30)	–	(9)	(39)

Benefit obligation at end of the year	(17,256)	(894)	(97)	(76)	(18,323)	(18,149)	(938)	(103)	(79)	(19,269)

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	2006 £m	2005 £m
Unfunded obligations	(237)	(224)
Wholly or partly funded obligations	(18,086)	(19,045)

Total	(18,323)	(19,269)

200	Barclays PLC Annual Report 2006

35 Retirement benefit obligations (continued)

Change in plan assets

	2006					2005

	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Fair value of plan assets at beginning of the year	15,571	819	–	–	16,390	13,261	436	–	–	13,697
Expected return on plan assets	965	34	–	–	999	867	31	–	–	898
Employer contribution	357	26	2	4	389	358	11	1	3	373
Settlements	(11)	(2)	–	–	(13)	(7)	–	–	–	(7)
Contributions by plan participants	15	2	–	–	17	13	2	–	–	15
Actuarial gain	423	25	–	–	448	1,599	2	–	–	1,601
Benefits paid	(536)	(30)	(2)	(4)	(572)	(490)	(24)	(1)	(3)	(518)
Business combinations	–	–	–	–	–	–	335	–	–	335
Exchange and other adjustments	(23)	(129)	–	–	(152)	(30)	26	–	–	(4)

Fair value of plan assets at the end of the year	16,761	745	–	–	17,506	15,571	819	–	–	16,390

Amounts recognised on balance sheet

The pension and post-retirement benefit assets and liabilities recognised on the balance sheet are as follows:

	2006					2005

	Pensions		Post- retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Benefit obligation at end of period	(17,256)	(894)	(97)	(76)	(18,323)	(18,149)	(938)	(103)	(79)	(19,269)
Fair value of plan assets at end of period	16,761	745	–	–	17,506	15,571	819	–	–	16,390
Net deficit	(495)	(149)	(97)	(76)	(817)	(2,578)	(119)	(103)	(79)	(2,879)
Unrecognised actuarial (gains)/losses	(953)	20	17	14	(902)	1,039	63	29	11	1,142

Net recognised liability	(1,448)	(129)	(80)	(62)	(1,719)	(1,539)	(56)	(74)	(68)	(1,737)
Recognised assets	53	35	–	–	88	52	34	–	–	86
Recognised liability	(1,501)	(164)	(80)	(62)	(1,807)	(1,591)	(90)	(74)	(68)	(1,823)

Net recognised liability	(1,448)	(129)	(80)	(62)	(1,719)	(1,539)	(56)	(74)	(68)	(1,737)

The UKRF deficit measured using the IAS 19 assumptions has decreased over the year from £2.5bn at 31st December 2005 to £0.5bn at 31st December 2006. Among the reasons for this change were greater than expected returns on assets and an increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.12% (31st December 2005: 4.83%), partially offset by an increase in the inflation assumption to 3.08% (31st December 2005: 2.75%). A number of additional changes were made to the assumptions used in valuing the liabilities, including a decrease in the assumed rate of real salary increases to 1% (31st December 2005: 1.55%), a change in the assumption regarding pension increases to recognise the caps and floors which apply to guaranteed pension increases, and the introduction of an explicit allowance for early retirement and commutation. Mortality assumptions remain unchanged from those in force at 31st December 2005.

The Group operates a number of schemes that are insured with third-party insurers. Reimbursement rights of £60m in relation to these schemes have been included within Other assets. The present value of the benefits payable under these schemes is £60m and has been included within the net pension liability recognised on the balance sheet.

The IAS 19 pension surplus of the Absa Group Pension Fund as at 31st December 2006 was £60m (2005: £90m). A net IAS 19 liability of £nil (2005: £nil) has been recognised on the balance sheet (consisting of £286m defined benefit obligation (2005: £335m) and £286m fair value of plan assets (2005: £335m)). These balances are not recognised in the financial statements of the Absa Group Limited in accordance with South African legislative requirements.

Barclays PLC Annual Report 2006	201

Notes to the accounts

For the year ended 31st December 2006

35 Retirement benefit obligations (continued)

Assumptions

Obligations arising under defined benefit schemes are actuarially valued using the projected unit credit method. Under this method, where a defined benefit scheme is closed to new members, such as in the case of the 1964 Pension Scheme, the current service cost expressed as a percentage of salary is expected to increase in the future, although this higher rate will be applied to a decreasing payroll. The latest actuarial IAS valuations were carried out as at 31st December using the following assumptions:

	UK schemes		Overseas schemes
	2006 % p.a.	2005 % p.a.	2006 % p.a.	2005 % p.a.

Discount rate	5.12	4.83	6.94	7.42
Rate of increase in salaries	4.08	4.30	5.66	5.93
Inflation rate	3.08	2.75	3.94	4.11
Rate of increase for pensions in payment	2.88	2.75	3.58	3.66
Rate of increase for pensions in deferment	3.08	2.75	2.24	2.97
Initial health care inflation	8.93	10.00	9.93	10.87
Long-term health care inflation	5.00	5.00	5.00	5.03
Expected return on plan assets	6.32	6.30	7.89	8.58

The expected return on plan assets assumption is weighted on the basis of the fair value of these assets. Health care inflation assumptions are weighted on the basis of the health care cost for the period. All other assumptions are weighted on the basis of the defined benefit obligation at the end of the period.

The UK Schemes discount rate assumption is based on the yield on the iBoxx (over 15 year) AA corporate bond index.

The overseas health care inflation assumptions relate to the US and Mauritius.

Mortality assumptions

The post-retirement mortality assumptions used in valuing the liabilities of the UKRF were based on the standard tables PA92 as published by the Institute and Faculty of Actuaries. These tables are considered to be most relevant to the population of the UKRF based on their mortality history. These were then adjusted in line with both current industry experience and the actual experience of the UKRF’s own pensioners relative to the standard table. An allowance has been made for future mortality improvements based on the medium cohort projections published by the CMIB. On this basis the post-retirement mortality assumptions for the UKRF are as follows:

	2006	2005	2004	2003

Longevity at 60 for current pensioners (years)
– Males	25.8	25.8	25.7	23.3
– Females	29.5	29.5	29.4	26.4

Longevity at 60 for future pensioners currently aged 40 (years)
– Males	27.1	27.1	27.0	24.9
– Females	30.7	30.6	30.6	27.9

Sensitivity analysis

Sensitivity analysis for each of the principal assumptions used to measure the benefit obligation of the UKRF are as follows:

Impact on UKRF benefit obligation
	(Decrease) /Increase %	(Decrease)/ Increase £bn
0.5% increase to:
– Discount rate	(10.5)	(1.8)
– Rate of inflation	10.0	1.7
– Rate of salary growth	2.3	0.4
1 year increase to longevity at 60	2.4	0.4

Post-retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would have the following effects for 2006:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	1.7	(1.4)
Effect on post-retirement benefit obligation	22.1	(18.7)

202	Barclays PLC Annual Report 2006

35 Retirement benefit obligations (continued)

Assets

A long-term strategy has been set for the asset allocation of the UKRF which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others.

The long-term strategy ensures that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term strategy within control ranges agreed with the trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities.

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return at 31st December 2006 and 31st December 2005 were as follows:

	2006
	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %

UK equities	2,099	12.5	7.9	13	1.7	7.4	2,112	12.0	7.9
US equities	1,815	10.8	7.9	86	11.5	7.4	1,901	10.9	7.9
Other equities	3,371	20.1	7.9	238	32.0	10.0	3,609	20.6	8.0
UK government bonds	3,309	19.8	4.4	–	–	–	3,309	18.9	4.4
UK corporate bonds	2,134	12.7	4.9	–	–	–	2,134	12.2	4.9
Other bonds	1,487	8.9	4.9	300	40.3	6.2	1,787	10.3	5.1
Property	1,995	11.9	6.4	15	2.0	13.4	2,010	11.5	6.5
Derivatives(a)	21	0.1	n/a	–	–	–	21	0.1	n/a
Cash	293	1.8	4.6	37	5.0	5.9	330	1.9	4.8
Other	237	1.4	5.9	56	7.5	9.4	293	1.6	6.6
Fair value of plan assets(b)	16,761	100	6.3	745	100	7.9	17,506	100	6.4

	2005
	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %

UK equities	2,782	17.9	7.9	13	1.6	7.8	2,795	17.1	7.9
US equities	1,734	11.1	7.9	90	11.0	7.8	1,824	11.1	7.9
Other equities	3,007	19.3	7.9	228	27.8	11.6	3,235	19.7	8.2
UK government bonds	2,729	17.6	4.0	–	–	–	2,729	16.7	4.0
UK corporate bonds	1,827	11.7	4.6	–	–	–	1,827	11.1	4.6
Other bonds	899	9.7	4.6	343	41.9	7.0	1,242	7.6	5.3
Property	1,678	10.8	6.2	16	2.0	15.3	1,694	10.3	6.3
Derivatives(a)	1	–	n/a	10	1.2	n/a	11	0.1	n/a
Cash	755	4.8	4.0	33	4.0	4.4	788	4.8	4.0
Other	159	1.1	5.5	86	10.5	7.7	245	1.5	6.3
Fair value of plan assets(b)	15,571	100	6.3	819	100	8.6	16,390	100	6.4

Notes

(a)	The expected return by asset class is based on the portfolio of assets, after considering the net impact of derivatives with a notional of £1,565m (2005: £281m).

(b)	Excludes £613m (2005: £512m) representing the money purchase assets of the UKRF.

Barclays PLC Annual Report 2006	203

Notes to the accounts

For the year ended 31st December 2006

35 Retirement benefit obligations (continued)

The UKRF plan assets include £27m relating to UK private equity investments (2005: £53m) and £447m relating to overseas private equity investments (2005: £280m). These are disclosed within UK equities and Other equities respectively.

Amounts included in the fair value of plan assets include £7m (2005: £4m) relating to shares in Barclays Group, £10m (2005: £1m) relating to bonds issued by the Barclays Group, £1m (2005: £nil) relating to other investments in the Barclays Group, and £8m (2005: £5m) relating to property occupied by Group companies.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The actual return on plan assets was £1,447m (2005: £2,499m).

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets are as follows:

	UK schemes			Overseas schemes			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m
Present value of obligations	(17,353)	(18,252)	(15,574)	(970)	(1,017)	(587)	(18,323)	(19,269)	(16,161)
Fair value of plan assets	16,761	15,571	13,261	745	819	436	17,506	16,390	13,697
Net deficit in the plans	(592)	(2,681)	(2,313)	(225)	(198)	(151)	(817)	(2,879)	(2,464)
Actuarial (losses)/gains
– arising on benefit obligation	1,577	(2,042)	(1,204)	12	(32)	(62)	1,589	(2,074)	(1,266)
– arising on benefit obligation
(% of plan liabilities)	9%	11%	8%	1%	3%	11%	9%	11%	8%
Actuarial gains
– arising on plan assets	423	1,599	570	25	2	9	448	1,601	579
– arising on plan assets
(% of plan assets)	3%	10%	4%	3%	–	2%	3%	10%	4%

Funding

The most recent triennial funding valuation of the UK Retirement Fund was performed in September 2004 and forms the basis of the Group’s commitment that the fund has sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. This funding valuation uses a discount rate that reflects the assumed future return from the actual asset allocation at that date, and takes into account projected future salary increases when assessing liabilities arising from accrued service. The funding valuation is updated annually on the basis of interim assumptions. The UK Retirement Fund recorded a funding surplus of £1.3bn as at 31st December 2006 (2005: £0.9bn).

The Group has agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this, more consistent with the IAS service cost.

Defined benefit contributions paid with respect to the UKRF were as follows:

£m
Contributions paid
2004	255
2005	354
2006	351

In 2007 the Group will follow the same funding approach, and expects to make a contribution to the UKRF of no less than £263m as per the schedule of contributions agreed with the Trustee. The next triennial valuation will be performed in September 2007. To comply with the requirements of the Pensions Act 2004, the Group and trustees plan to agree a scheme-specific funding target, statement of funding principles, and a schedule of contributions which in 2008 will supersede those in place under the current actuarial funding valuation.

Excluding the UKRF, the Group is expected to pay contributions of approximately £7m to UK schemes and £44m to overseas schemes in 2007.

The Pensions Protection Fund (PPF) solvency ratio(a) for the main UK scheme as at 31st December 2006 was estimated to be 121% (31st December 2005: 110%).

Note

(a)	The PPF solvency ratio represents the funds as a percentage of pension liabilities calculated using a section 179 valuation model.

204	Barclays PLC Annual Report 2006

36 Ordinary shares and share premium

	Number of shares m	Ordinary shares £m	Share premium £m	Total £m
At 1st January 2006	6,490	1,623	5,650	7,273
Issued to staff under the Sharesave Share Option Scheme	18	5	67	72
Issued under the Incentive Share Option Plan	25	6	96	102
Issued under the Executive Share Option Scheme(a)	1	–	3	3
Issued under the Woolwich Executive Share Option Plan(a)	1	–	2	2
At 31st December 2006	6,535	1,634	5,818	7,452
At 1st January 2005	6,454	1,614	5,524	7,138
Issued to staff under the Sharesave Share Option Scheme	26	6	79	85
Issued under the Incentive Share Option Plan	8	2	39	41
Issued under the Executive Share Option Scheme	2	1	8	9
At 31st December 2005	6,490	1,623	5,650	7,273

The authorised share capital of Barclays PLC is £2,500m (2005: £2,500m), comprising 9,996 million (2005: 9,996 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of £1 each. All issued shares are fully paid.

Called up share capital, allotted and fully paid	2006 £m	2005 £m
Ordinary shares:
At beginning of year	1,622	1,613
Issued to staff under the Sharesave Share Option Scheme	5	6
Issued under Incentive Share Option Plan	6	2
Issued under Woolwich Executive Share Option Plan	–	1
At end of year	1,633	1,622
Staff shares	1	1
Total	1,634	1,623

Share repurchase

No share repurchases were made during the year (2005: £nil).

At the 2006 AGM on 27th April, Barclays PLC was authorised to repurchase 968,600,000 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2007.

Shares under option

The Group has four schemes that give employees rights to subscribe for shares in Barclays PLC. A summary of the key terms of each scheme are included in Note 51.

At 31st December 2006, 78.9 million (2005: 85.7 million) options were outstanding under the terms of the Sharesave Share Option Scheme (Sharesave), 1.7 million (2005: 2.6 million) options were outstanding under the terms of the Executive Share Option Scheme (ESOS), 0.7 million (2005: 1.3 million) options were outstanding under the terms of the Woolwich Executive Share Option Plan (Woolwich ESOP) and 77.5 million (2005: 105.1 million) options were outstanding under the terms of the Incentive Share Option Plan (ISOP), enabling certain Directors and members of staff to subscribe for ordinary shares between 2006 and 2015 at prices ranging from 176p to 562p.

In addition to the above, the independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (ESAS Trust), established by Barclays Bank PLC in 1996, operates the Executive Share Award Scheme (ESAS). ESAS is a deferred share bonus plan for employees of the Group. The key terms of the ESAS are described in Note 51. The independent trustees of the ESAS Trust make awards of Barclays shares and grant options over Barclays shares to beneficiaries of the ESAS Trust. Beneficiaries of the ESAS Trust include employees and former employees of the Barclays Group.

The independent trustee of the Barclays Group (PSP and ESOS) Employees’ Benefit Trust (PSP Trust), established by Barclays Bank PLC in 1996, operates the Performance Share Plan (PSP) and may satisfy awards under the ESOS. No awards have been made under this trust since 1999. All awards are in the form of options over Barclays shares.

The Sharepurchase scheme which was established in 2002 is open to all eligible UK employees, including executive Directors. The key terms of the Sharepurchase scheme are described in Note 51.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2006 was 168 million (2005: 148 million). Dividend rights have been waived on nil (2005: nil) of these shares. The total market value of the shares held in trust based on the year-end share price of £7.30 (2005: £6.11) was £1,227m (2005: £904m). As at 31st December 2006, options over 9.6 million (2005: 9.5 million) of the total shares held in the trusts were exercisable.

Note

(a)	The nominal value for share options issued during 2006 for the Executive Share Option Scheme and Woolwich ESOP was less than £500,000 in each case.

Barclays PLC Annual Report 2006	205

Notes to the accounts

For the year ended 31st December 2006

37 Reserves

Other reserves – Barclays PLC Group

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m		Total £m
At 1st January 2006	309	617	225	70	156		1,377
Net gains/(losses) from changes in fair value	–	–	71	(421)	–		(350)
Net gains transferred to net profit	–	–	(308)	(51)	–		(359)
Currency translation differences	–	–	–	–	(464)		(464)
Losses transferred to net profit due to impairment	–	–	86	–	–		86
Changes in insurance liabilities	–	–	23	–	–		23
Net losses transferred to net profit due to fair value hedging	–	–	13	–	–		13
Tax	–	–	22	172	(130)		64
At 31st December 2006	309	617	132	(230)	(438)		390

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve	£m	Total £m
At 1st January 2005	309	617	314	302	(58)		1,484
Net losses from changes in fair value	–	–	(250)	(51)	–		(301)
Net gains transferred to net profit	–	–	(120)	(69)	–		(189)
Currency translation differences	–	–	–	–	214		214
Changes in insurance liabilities	–	–	(64)	–	–		(64)
Net losses transferred to net profit due to fair value hedging	–	–	260	–	–		260
Tax	–	–	85	(112)	–		(27)
At 31st December 2005	309	617	225	70	156		1,377

The capital redemption reserve and other capital reserve represent transfers from retained earnings in accordance with relevant legislation. These reserves are not distributable.

The available for sale reserve represents the unrealised change in the fair value of available for sale investments.

The cash flow hedging reserve represents the net gains on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transaction affects profit or loss.

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of instruments that have qualified as hedges.

206	Barclays PLC Annual Report 2006

37 Reserves (continued)

Retained earnings and treasury shares – Barclays PLC Group

	Retained earnings £m	Treasury shares £m	Total £m
At 1st January 2006	8,957	(181)	8,776
Profit attributable to equity holders of the parent	4,571	–	4,571
Equity-settled share schemes	663	–	663
Tax on equity-settled share schemes	96	–	96
Amortisation on treasury shares/ESOP	(394)	394	–
Dividends paid	(1,771)	–	(1,771)
Net purchases of treasury shares	–	(425)	(425)
Other	47	–	47
At 31st December 2006	12,169	(212)	11,957
At 1st January 2005	6,784	(119)	6,665
Profit attributable to equity holders of the parent	3,447	–	3,447
Equity-settled share schemes	346	–	346
Tax on equity-settled share schemes	101	–	101
Amortisation on treasury shares/ESOP	(78)	78	–
Dividends paid	(1,581)	–	(1,581)
Net purchases of treasury shares	–	(140)	(140)
Other	(62)	–	(62)
At 31st December 2005	8,957	(181)	8,776

The Treasury shares primarily relate to shares held by employee benefit trusts, to the extent that they have not yet been expensed.

The Group operates in a number of countries subject to regulations under which a local subsidiary has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that are restricted by these regulations, but the net profit retained of overseas subsidiaries, associates and joint ventures at 31st December 2006 totalled £5,667m (2005: £3,980m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Retained earnings – Barclays PLC (Parent company)

	Retained earnings £m	Capital redemption reserve £m	Total £m
At 1st January 2006	1,318	309	1,627
Profit after tax	1,964	–	1,964
Dividends paid	(1,814)	–	(1,814)
At 31st December 2006	1,468	309	1,777
At 1st January 2005	918	309	1,227
Profit after tax	2,012	–	2,012
Dividends paid	(1,612)	–	(1,612)
At 31st December 2005	1,318	309	1,627

Details of principal subsidiaries held through Barclays Bank PLC are shown in Note 47.

Barclays PLC Annual Report 2006	207

Notes to the accounts

For the year ended 31st December 2006

38 Minority interests

	2006 £m	2005 £m
At beginning of year	7,004	3,330
Share of profit after tax	624	394
Dividend and other payments	(452)	(318)
Equity issued by subsidiaries	639	2,273
Available for sale reserve: net (loss)/gain from changes in fair value	(2)	1
Cash flow hedges: net (loss)/gain from changes in fair value	(9)	1
Currency translation differences	(317)	86
Additions	51	1,281
Disposals	(34)	4
Other	87	(48)
At end of year	7,591	7,004

During the year, subsidiaries issued the following Preference Shares:

•	3 million Preference Shares of nominal ZAR0.01 each (Principal amount: ZAR3,000m; £219m) with a variable dividend issued on 25th April 2006.

•	27 million Preference Shares of nominal US$0.25 each (Principal amount: US$675m; £378m) with a 6.625% dividend issued on 25th April 2006.

•	3 million Preference Shares of nominal US $0.25 each (Principal amount: US$75m; £41m) with a 6.625% dividend issued on 28th April 2006.

39 Contingent liabilities and commitments

Contingent liabilities and commitments

In common with other banks, the Group conducts business involving acceptances, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Nature of instruments

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

Guarantees and letters of credit are given as security to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

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

208	Barclays PLC Annual Report 2006

39 Contingent liabilities and commitments (continued)

The following tables summarise the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk:

	2006 £m	2005 £m
Acceptances and endorsements	287	283
Guarantees and letters of credit pledged as collateral security	31,252	38,035
Other contingent liabilities	7,880	8,825
Contingent liabilities	39,419	47,143
Documentary credits and other short-term trade related transactions	414	380
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	360	43
Standby facilities, credit lines and other	204,730	203,362
Commitments	205,504	203,785

Capital commitments

At 31st December 2006 the commitments for capital expenditure under contract amounted to £9m (2005: £1m).

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to futures and options. The aggregate amount of secured liabilities is £108,928m (2005: £105,679m).

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2006 £m	2005 £m
Trading portfolio assets	77,255	79,648
Loans and advances to banks	5,952	4,480
Loans and advances to customers	17,763	14,094
Available for sale investments	20,495	26,818
Other	4	55
Assets pledged	121,469	125,095

40 Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division (the ‘Court’) which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006, in response to the plaintiffs’ procedural objections, the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. The Court will consider the plaintiffs’ supplemental complaint in connection with consideration of a summary judgment motion filed by Barclays.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

On 3rd November 2006 Barclays announced that it had reached a settlement in principle with Enron in the Enron bankruptcy proceedings.

A settlement agreement was signed on 30th November 2006 and became effective on 3rd January 2007. The settlement has had no negative impact on Barclays earnings as an adequate provision had already been made for the likely cost in prior periods. In reaching the settlement Barclays has denied any wrongdoing or liability.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Barclays PLC Annual Report 2006	209

Notes to the accounts

For the year ended 31st December 2006

41 Leasing

The Group is both lessor and lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by the Group may be sublet to other parties. An analysis of the impact of these transactions on the Group balance sheet and income statement is as follows

(a) As Lessor

Finance lease receivables

The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies and provides customised finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans and advances to customers (see Note 16).

The Group’s net investment in finance lease receivables was as follows:

	2006				2005
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m
Not more than one year	3,650	(734)	2,916	166	2,038	(514)	1,524	61
Over one year but not more than five years	5,824	(1,490)	4,334	334	5,345	(1,222)	4,123	113
More than five years	3,790	(898)	2,892	15	5,252	(1,811)	3,441	31
Total	13,264	(3,122)	10,142	515	12,635	(3,547)	9,088	205

The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £22m at 31st December 2006 (2005: £11m).

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The items purchased to satisfy these leases are treated as plant and equipment in the Group’s financial statements and are generally disposed of at the end of the lease term (see Note 25).

The future minimum lease payments expected to be received under non-cancellable operating leases at 31st December 2006 were as follows:

	2006 Plant and equipment £m	2005 Plant and equipment £m
Not more than one year	18	22
More than one year but not more than two years	5	17
More than two years but not more than five years	9	14
More than five years	7	10
Total	39	63

(b) As Lessee

Finance lease commitments

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease commitments are included within other liabilities (see Note 30).

Obligations under finance leases were as follows:

	2006 Total future minimum payments £m	2005 Total future minimum payments £m
Not more than one year	11	99
Over one year but not more than two years	25	71
Over two years but not more than five years	55	109
More than five years	55	97
Less: future finance charges	(54)	(87)
Net obligations under finance leases	92	289

210	Barclays PLC Annual Report 2006

41 Leasing (continued)

(b) As Lessee (continued)

The carrying amount of assets held under finance leases at the balance sheet date was:

	2006 £m	2005 £m
Cost	44	77
Accumulated depreciation	(25)	(18)
Net book value	19	59

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases equipment under non-cancellable lease arrangements.

Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	2006		2005
	Property £m	Equipment £m	Property £m	Equipment £m
Less than one year	335	9	297	8
Between one to two years	337	9	271	7
Between two to three years	311	2	261	7
Between three to four years	268	–	242	2
Between four to five years	223	–	204	–
Over five years	2,057	–	1,672	–
Total	3,531	20	2,947	24

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £251m (2005: £246m).

42 Consolidated cash flow statement

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classifications within the cash flow statement in 2006.

These changes have increased net cash from operating activities by £14,147m in 2005 (2004: £4,287m) with a corresponding decrease in net cash used in investing activities of £111m (2004: £12m increase) and decrease in net cash from financing activities of £14,036m (2004: £4,299m). The amounts of cash and cash equivalents in 2005 and 2004 have not been affected by the changes.

Interest received in 2006 was £38,544m (2005: £32,124m, 2004: £20,301m) and interest paid in 2006 was £29,372m (2005: £23,319m, 2004: £13,875m).

Barclays PLC Annual Report 2006	211

Notes to the accounts

For the year ended 31st December 2006

43 Disposals

The Group was involved in the following disposals:

	% Disposal	Date
Bankhaus Wolbern	100%	31/08/06
European Vendor Finance Business	100%	31/12/06

		2006 £m
Total disposal consideration		140
Net assets disposed		(80)
Profit on disposal of subsidiaries		60
Total disposal consideration		140
Deferred consideration		(116)
Cash and cash equivalents disposed of		(39)
Disposal of subsidiaries, net of cash disposed		(15)
Cash received in respect of disposal of ownership in Barclays Global Investors UK Holdings Limited through the exercise of options under the BGI EOP scheme		44
Decrease in investment in subsidiaries		44

212	Barclays PLC Annual Report 2006

44 Acquisitions

The Group was involved in the following acquisitions in 2006:

Date
HomEq Servicing Corporation mortgage servicing business	01/11/06

Details of the net assets acquired and the consideration paid are set out below.

	Carrying value pre-acquisition £m	Fair value adjustments £m	2006 £m
Assets
Cash and balances at central banks	10	–	10
Loans and advances to customers	153	–	153
Intangible assets	123	(9)	114
Other assets	–	1	1
Total assets	286	(8)	278
Liabilities
Deposits by customers	2	–	2
Other liabilities	18	–	18
Total liabilities	20	–	20
Net assets acquired			258
Goodwill			–
Total			258
Acquisition cost
Cash paid			258
Total consideration			258

The acquired business contributed £5m to consolidated profit before tax for the period from acquisition date to 31st December 2006.

If the acquisition had occurred on 1st January 2006 (for 2005 on 1st January 2005), total Group income would have been £22,258m (2005: £18,065m), profit before tax would have been £7,167m (2005: £5,295m), and basic earnings per share would have been 72.2p (2005: 54.5p).

The initial accounting for the business combination that took effect during the year has been determined only provisionally as a result of the proximity of the acquisition to the year end.

Cash outflows in respect of acquisitions
2006 £m
Cash consideration in respect of acquisition	258
Cash and cash equivalents acquired	(10)
Net cash outflow on acquisition	248
Cash paid in respect of acquisition of shares in Barclays Global Investors UK Holdings Limited	410
Cash paid in respect of acquisition of shares in Absa Bank Limited	22
Increase in investment in subsidiaries	432

45 Investment in Barclays Bank PLC

The investment in Barclays Bank PLC is stated in the balance sheet of Barclays PLC at a cost of £8,641m (2005: £8,462m). The increase of £179m (2005: £135m) during the year represents the cost of additional shares.

Barclays PLC Annual Report 2006	213

Notes to the accounts

For the year ended 31st December 2006

46 Related party transactions and Directors’ remuneration

(a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed directly in its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 47.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures and the Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	For the year ended and as at 31st December 2006
Loans	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m

Income statement:
Interest received	45	38	–	2	85
Interest paid	(31)	(57)	–	–	(88)
Fees received for services rendered (including investment management and custody and commissions)	14	7	–	28	49
Fees paid for services provided	(115)	(51)	–	(1)	(167)
Principal transactions	3	–	(2)	–	1

Assets:
Loans and advances to banks and customers	784	146	65	–	995
Derivative transactions	–	–	–	–	–
Other assets	19	3	–	17	39

Liabilities:
Deposits from banks	9	–	–	3	12
Customer accounts	19	18	5	34	76
Derivative transactions	–	–	2	–	2
Other liabilities	13	8	–	–	21

214	Barclays PLC Annual Report 2006

46 Related party transactions and Directors’ remuneration (continued)

	For the year ended and as at 31st December 2005
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m
Income statement:
Interest received	23	14	–	–	37
Interest paid	(37)	(45)	–	–	(82)
Fees received for services rendered (including investment management and custody and commissions)	5	7	–	17	29
Fees paid for services provided	(120)	(34)	–	–	(154)
Principal transactions	33	–	–	1	34

Assets:
Loans and advances to banks and customers	632	19	–	–	651
Derivative transactions	36	–	–	–	36
Other assets	26	1	–	19	46

Liabilities:
Deposits from banks	827	–	–	–	827
Customer accounts	13	22	–	501	536
Derivative transactions	1	–	–	–	1
Other liabilities	22	6	–	–	28

	For the year ended and as at 31st December 2004
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m
Income statement:
Interest received	13	9	–	1	23
Interest paid	(17)	(31)	–	–	(48)
Fees received for services rendered (including investment management and custody and commissions)	–	8	–	19	27
Fees paid for services provided	(286)	(19)	–	–	(305)
Principal transactions	–	–	–	–	–

Assets:
Loans and advances to banks and customers	202	88	–	30	320
Derivative transactions	21	4	–	–	25
Other assets	–	–	–	–	–

Liabilities:
Deposits from banks	1,634	–	–	–	1,634
Customer accounts	26	28	–	30	84
Derivative transactions	–	–	–	–	–
Other liabilities	174	3	–	–	177

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2006, 2005 or 2004.

There are no leasing transactions between related parties for 2006, 2005 or 2004.

Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £1,209m (2005: £280m, 2004: £161m).

In 2006 Barclays channelled £19m (2005: £nil) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

Barclays PLC Annual Report 2006	215

Notes to the accounts

For the year ended 31st December 2006

46 Related party transactions and Directors’ remuneration (continued)

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units.

In the ordinary course of business, the Bank makes loans to companies where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays. These loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavourable features.

There were no material related party transactions with companies where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2006 were as follows:

	Directors, other Key Management Personnel and connected persons
	2006 £m	2005 £m	2004 £m

Loans outstanding at 1st January	7.4	7.8	6.7
Loans issued during the year	2.7	3.4	2.7
Loan repayments during the year	(2.3)	(3.2)	(1.5)
Loans outstanding at 31st December	7.8	8.0	7.9
Interest income earned	0.3	0.4	0.3

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2006 or 2005.

	2006 £m	2005 £m	2004 £m

Deposits outstanding at 1st January	4.7	2.5	5.9
Deposits received during the year	105.2	20.4	18.2
Deposits repaid during the year	(94.8)	(18.2)	(21.1)
Deposits outstanding at 31st December	15.1	4.7	3.0
Interest expense on deposits	0.2	0.1	0.1
Fees payable and other expenses	–	–	–
Fees receivable and other income	–	–	–
Guarantees issued by the Group	–	–	–

Of the loans outstanding above, £nil (2005: £0.7m, 2004: £0.1m) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £0.1m (2005: £nil, 2004: £nil) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year.

All loans are provided on normal commercial terms to Directors and other Key Management Personnel (and persons connected to them), with the exception of £3,645 of loans which are provided to non-Director members of Key Management Personnel on staff preferential interest rates (5%) and £4,278 of loans which are provided on an interest free basis.

216	Barclays PLC Annual Report 2006

46 Related party transactions and Directors’ remuneration (continued)

Remuneration of Directors and other Key Management Personnel

	Directors, other Key Management Personnel and connected persons
	2006 £m	2005 £m	2004 £m
Salaries and other short-term benefits	34.2	32.9	31.7
Pension costs	0.8	1.1	2.1
Other long-term benefits	9.3	21.5	11.4
Termination benefits	1.4	1.5	0.4
Share-based payments	27.2	25.3	14.3
Employer social security charges on emoluments	10.0	10.4	7.3

	82.9	92.7	67.2

(b) Disclosures required by the Companies Act 1985

The following information is presented in accordance with the Companies Act 1985:

Directors’ remuneration
		2006 £m	2005 £m
Aggregate emoluments		32.0	17.3
Gains made on the exercise of share options		5.5	0.3
Amounts paid under long-term incentive schemes		–	–
Actual pension contributions to money purchase scheme (2006: one Director, £11,414 and 2005: two Directors, £114,856)		–	0.1
Notional pension contributions to money purchase scheme (2006: no Directors and 2005: no Directors)		–	–

		37.5	17.7

As at 31st December 2006, four Directors were accruing retirement benefits under a defined benefit scheme (2005: four Directors).

Three Directors (Naguib Kheraj, David Roberts and Frits Seegers) have agreed to waive their fees as non-executive Directors of Absa Group Limited and Absa Bank Limited. The respective fees for 2006 were ZAR0.4m (£0.03m), ZAR0.4m (£0.03m) and ZAR0.1m (£0.01m). The fees for 2005 were ZAR0.2m (£0.02m) for Naguib Kheraj and ZAR0.1m (£0.01m) for David Roberts (Frits Seegers was not a non-executive Director of Absa Group Limited or Absa Bank Limited in 2005). In both 2005 and 2006 the fees were paid to Barclays.

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) and Barclays Bank PLC (involving 23 persons) at 31st December 2006 amounted to 3,999,415 ordinary shares of 25p each (0.06% of the ordinary share capital outstanding) and 4,001,170 ordinary shares of 25p each (0.06% of the ordinary share capital outstanding), respectively.

Executive Directors and Officers of Barclays PLC as a group (involving 11 persons) held, at 31st December 2006, options to purchase 9,735,764 Barclays PLC ordinary shares of 25p each at prices ranging from 316p to 510p under Sharesave and at 397p under the Executive Share Option Scheme and ranging from 326p to 534p under the Incentive Share Option Plan, respectively.

Barclays PLC Annual Report 2006	217

Notes to the accounts

For the year ended 31st December 2006

46 Related party transactions and Directors’ remuneration (continued)

Contracts with Directors (and their connected persons) and Managers

The aggregate amounts outstanding at 31st December 2006 under transactions, arrangements and agreements made by banking companies within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them and for Managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or Managers	Number of connected persons	Amount £m

Directors
Loans	4	–	–
Quasi-loans and credit card accounts	17	6	0.1
Managers
Loans	4	–	0.4
Quasi-loans and credit card accounts	3	–	–

(c) US disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2006: 24 persons, 2005: 25 persons, 2004: 30 persons) for the year ended 31st December 2006 amounted to £72.1m (2005: £75.2m, 2004: £48.1m). In addition, the aggregate amount set aside for the year ended 31st December 2006, to provide pension benefits for the Directors and Officers amounted to £0.8m (2005: £0.2m, 2004: £1.9m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2006: 25 persons, 2005: 26 persons, 2004: 31 persons) for the year ended 31st December 2006 amounted to £72.2m (2005: £75.4m, 2004: £48.3m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2006, to provide pension benefits for the Directors and Officers amounted to £0.8m (2005: £0.2m, 2004: £1.9m).

218	Barclays PLC Annual Report 2006

47 Principal subsidiaries

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held %

Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Mercantile Business Finance Limited	Loans and advances including leases to customers	100	*
England	Barclays Global Investors UK Holdings Limited	Holding company	90.6
England	Barclays Global Investors Limited	Investment management	90.6	*
England	Barclays Life Assurance Company Limited	Life and pension business	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	90.6	*
England	FIRSTPLUS Financial Group PLC	Secured loans	100	*
England	Gerrard Investment Management Limited	Investment management	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Payment protection insurance	100	*
Ireland	Barclays Assurance (Dublin) Limited	Payment protection assurance	100	*
Isle of Man	Barclays Private Clients International Limited(a)	Banking	100	*
Japan	Barclays Capital Japan Limited(b)	Securities dealing	100	*
Jersey	Barclays Private Bank & Trust Limited	Banking, holding company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking, financial and related services	68.5
South Africa	Absa Group Limited	Banking	56.5
Spain	Barclays Bank SA	Banking	99.7
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100	*
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Financial Corporation	Credit card issuer	100
USA	Barclays Global Investors, National Association	Investment management and securities industry	90.6	*
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.8	*

In accordance with Section 231(5) of the Companies Act 1985, the above information is provided solely in relation to principal subsidiaries.

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank PLC except where marked *.

Full information of all subsidiaries will be included in the Annual Return to be filed at Companies House.

Notes

(a)	BBPLC is the beneficial owner of 38.1% of shares and Barclays Holdings (Isle of Man) Limited is the beneficial owner of 61.9% of shares.

(b)	Barclays Capital Japan Limited, Tokyo Branch was licensed to operate in Japan as a branch of a foreign principal subsidiary incorporated in the Cayman Islands until 30th April 2006. Pursuant to changes in the Japanese law, a Japanese domestic company was incorporated on 8th November 2005 into which the entire business was transferred in from the branch as at 30th April 2006. This domestic company was renamed Barclays Capital Japan Limited.

Barclays PLC Annual Report 2006	219

Notes to the accounts

For the year ended 31st December 2006

48 Other entities

There are a number of entities that do not qualify as subsidiaries under UK Law but which are consolidated under IAS 27 (SIC-12) when the substance of the relationship between the Group and the entity (usually a Special Purpose Entity (SPE)) indicates that the entity is controlled by the Group. Such entities are deemed to be controlled by the Group when relationships with such entities gives rise to benefits that are in substance no different from those that would arise were the entity a subsidiary.

The consolidation of such entities may be appropriate in a number of situations, but primarily when:

•	the operating and financial polices of the entity are closely defined from the outset (i.e. it operates on an ‘autopilot’ basis) with such policies being largely determined by the Group;

•	the Group has rights to obtain the majority of the benefits of the entity and/or retains the majority of the residual or ownership risks related to the entity; or

•	the activities of the entity are being conducted largely on behalf of the Group according to its specific business objectives.

Such entities are created for a variety of purposes including securitisation, structuring, asset realisation, intermediation and management.

Entities may have a different reporting date from that of the parent of 31st December. Dates may differ for a variety of reasons including local reporting regulations or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of Barclays PLC, entities with different reporting dates are made up until 31st December.

Entities may have restrictions placed on their ability to transfer funds, including payment of dividends and repayment of loans, to their parent entity. Reasons for the restrictions include:

•	Central bank restrictions relating to local exchange control laws.

•	Central bank capital adequacy requirements.

•	Company law restrictions relating to treatment of the entities as going concerns.

Although the Group’s interest in the equity voting rights in certain entities exceeds 50%, these entities are excluded from consolidation because the Group either does not direct the financial and operating policies of these entities, or on the ground that another group has a superior economic interest in such entities. Consequently, these entities are not deemed to be controlled by Barclays under IAS 27 (SIC-12).

The table below includes information in relation to such entities as required by the Companies Act 1985, Section 231(5).

Subsidiaries excluded from consolidation

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity share- holders’ funds £m	Retained profit/ (loss) for the year £m
UK	Oak Dedicated Limited	100	(7)	(2)
UK	Oak Dedicated Two Limited	100	(5)	(1)
UK	Oak Dedicated Three Limited	100	–	–
USA	Ivanhoe Funding LLC(a)	75	6	–
UK	Fitzroy Finance	100	–	–
UK	St James Fleet Investments Two Limited	100	2	–
Cayman Islands	29 Park Investment No1 Limited(b)	–	–	–
Cayman Islands	29 Park Investment No2 Limited(b)	–	–	–

Notes

(a)	Barclays has 51% of voting rights in the entity.

(b)	Barclays appoint the majority of Directors of these entities.

220	Barclays PLC Annual Report 2006

49 Events after the balance sheet date

On 19th January 2007 Barclays announced that it entered into an agreement to purchase EquiFirst Corporation, the non-prime mortgage origination business of Regions Financial Corporation, for a consideration of approximately US$225m. Completion, which is subject to receipt of the required licences and applicable regulatory approval, as well as a post-closing adjustment based on EquiFirst’s balance sheet at the actual completion date, is expected in the first half of 2007.

On 8th February 2007 Barclays completed the acquisition of Indexchange Investment AG from Bayerische Hypo-und Vereinsbank for a consideration of approximately €240m.

50 Trust activities

The Group provides custody, trustee, corporate administration, investment management and advisory services to third parties which involve the Group making allocation, purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. At the balance sheet date the Group had the following assets under administration:

	2006 £bn	2005 £bn

Indexed assets	612	609
Active assets	235	198
Managed cash and other assets	170	153
Total	1,017	960

51 Share-based payments

The Group operates share schemes for employees throughout the world. The main current schemes are:

Sharesave

Eligible employees in the UK, Spain and Ireland may participate in the Barclays Sharesave scheme. Under this scheme, employees may enter into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the scheme have six months from the date of vest in which the option can be exercised.

Sharepurchase

Sharepurchase was introduced in January 2002. It is an HM Revenue & Customs approved all-employee share plan. The plan is open to all eligible UK employees, including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per tax year, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Matching shares were introduced to the scheme during 2005 where the purchase of Barclays shares by the participant are matched equally by the Company up to a value of £600 per tax year. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Executive Share Award Scheme (ESAS)

For certain employees of the Group an element of their annual bonus is in the form of a deferred award of a provisional allocation of Barclays PLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. ESAS awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeit if the individual resigns and commences work with a competitor business.

Performance Share Plan (PSP)

The Performance Share Plan (PSP) was approved by shareholders at the 2005 AGM to replace the ISOP scheme. Performance shares are ‘free’ Barclays shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. Barclays performance over a three-year period determines the final number of shares that may be released to participants.

Options granted under the following schemes are over subsidiaries of Barclays PLC:

Barclays Global Investors Equity Ownership Plan (BGI EOP)

The Equity Ownership Plan extends to key employees of BGI. The exercise price of the options is determined by the Remuneration Committee of Barclays PLC based on the fair value of BGI as determined by an independent appraiser. The options are granted over shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options held generally becoming exercisable at each anniversary of grant. The shareholder has the right to offer to sell the shares to Barclays Bank PLC 355 days following the exercise of the option. Barclays Bank PLC may accept the offer and purchase the shares at the most recent agreed valuation but is under no obligation to do so. Options lapse ten years after grant. The most recently agreed valuation at 30th June 2006 was £91.43.

Barclays PLC Annual Report 2006	221

Notes to the accounts

For the year ended 31st December 2006

51 Share-based payments (continued)

Absa Group Limited Black Economic Empowerment (BEE) Transaction

On 25th June 2004, Absa shareholders approved the allocation of 73,152,300, redeemable cumulative option-holding Absa preference shares to Batho Bonke Capital Limited. Each redeemable preference share carries the option to acquire one Absa ordinary share. The shares carry the same rights as ordinary shares including voting rights, and receive dividends which are payable semi-annually. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from ZAR48 to ZAR69 (£3.50-£5.03) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Absa Group Limited Share Incentive Trust (AGLSIT)

In terms of the rules of Absa Group Limited Share Incentive Trust the maximum number of shares which may be issued or transferred and/or in respect of which options may be granted to the participants shall be limited to shares representing 10% of the total number of issued shares. Options are allocated to Absa employees according to the normal Human Resources talent management process. The options issued up to August 2005 had no performance criteria linked to them and vested in equal tranches after three, four and five years respectively. No dividends accrue to the option holder over the period. The options expire after a period of ten years from the issuing date. Options issued since August 2005 have vesting performance criteria associated with them, which require headline earnings per share to exceed an agreed benchmark over a three-year period from July 2005 for the options to vest.

Absa Group Limited Share Ownership Trust (AGLSOT)

The Absa Group Limited Share Ownership Trust (AGLSOT) enabled all Absa employees to participate in a one-off offer to purchase 200 redeemable cumulative option-holding preference shares. Each redeemable preference share carries the option to acquire one Absa ordinary share. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from ZAR48 to ZAR69 (£3.50-£5.03) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Absa Group Limited Executive Share Award Scheme (AGLESAS)

For certain employees of Absa an element of their annual bonus is in the form of a deferred award of a provisional allocation of Absa Group Limited shares under Absa ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit and individual employee performance. The ESAS element of the annual bonus must be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. All awards are subject to potential forfeit if the individual resigns.

In addition, options remain outstanding under the following closed schemes:

Incentive Share Option Plan (ISOP)

The ISOP was open by invitation to the employees and Directors of Barclays PLC. Options were granted at the market price at the date of grant calculated in accordance with the rules of the plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised. No awards were made under ISOP during 2006.

Executive Share Option Scheme (ESOS)

The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of the Group with grants usually made annually. Options were issued with an exercise price equivalent to the market price at the date of the grant without any discount, calculated in accordance with the rules of the scheme, and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

Woolwich Executive Share Option Plan (Woolwich ESOP)

Options originally granted over Woolwich PLC shares at market value were exercised in 2001 or exchanged, in accordance with the proposals made under the offer to acquire the Woolwich, for options over Barclays PLC shares. Under the rules of ESOP, the performance conditions attached to the exercise of options were disapplied on acquisition of Woolwich PLC by Barclays. Options lapse ten years after grant.

At the balance sheet date, nil options remained outstanding or exercisable in respect of the following closed scheme:

Woolwich Save as You Earn (Woolwich SAYE)

Under this scheme, employees entered into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five, or seven years, have the option to use these savings to acquire the shares in the Company at a discount calculated in accordance with the rules of the scheme. The discount was 20% of the market price at the date the options were granted.

Several cash-settled schemes also operate within the Group.

Barclays Africa Share Plan

The Barclays Africa Share Plan grants a number of notional shares and settles in a cash award linked to the Barclays PLC share price. The exercise price of options is equal to the increment of the market price of Barclays shares over the original price on the date of grant. The final number of notional shares over which the option may by exercised is determined by reference to set performance criteria. Awards will vest three years from grant and expire four years from that date.

222	Barclays PLC Annual Report 2006

51 Share-based payments (continued)

Absa Group Phantom Performance Share Plan (Absa Phantom PSP)

The Absa Phantom PSP was implemented during the year to replace the Absa Group Limited Share Incentive Trust (AGLSIT) scheme. Shares are awarded at no cost to participants and the cash paid is equal to the market value of ordinary shares of Absa Group Limited. The performance of Absa over a three-year period determines the final number of notional shares that any cash payment would be based on. Awards vest after three years to the extent that the performance conditions are satisfied.

The weighted average fair value per option granted during the year is as follows:

				2006 £	2005 £

Sharesave				1.88	1.29
Sharepurchase				6.55	5.57
ESAS				6.73	5.03
PSP				7.53	3.99
BGI EOP				21.18	10.41
AGLSIT				2.70	2.42
AGLESAS				8.42	–
ISOP				–	2.78

Fair values for Sharesave, PSP, BGI EOP, AGLSIT and ISOP are calculated at the date of grant using either a Black-Scholes model or Monte Carlo simulation. Sharepurchase, ESAS and AGLESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vest. The calculation of the vest date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2006 is £62m (2005: £36m, 2004: £25m).

The significant weighted average assumptions used to estimate the fair value of the options granted in 2006 are as follows:

		2006

		Sharesave	PSP	BGI EOP	AGLSIT

Weighted average share price		6.20	6.74	81.12	8.92
Weighted average exercise price		5.11	–	81.12	6.57
Expected volatility		25%	25%	24%	29%
Expected option life		4 years	3 years	4 years	5 years
The significant weighted average assumptions used to estimate the fair value of the options granted in 2005 are as follows:
	Sharesave	PSP	BGI EOP	AGLSIT	ISOP

Weighted average share price	5.71	5.33	39.09	8.25	5.73
Weighted average exercise price	4.44	n/a	39.09	8.41	5.66
Expected volatility	24%	20%	25%	n/a	34%
Option life	4 years	3 years	4 years	5-8 years	5 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2004 are as follows:

	Sharesave	BGI EOP	ISOP

Weighted average share price	5.28	20.11	4.77
Weighted average exercise price	3.59	20.11	4.18
Expected volatility	25%	25%	34%
Option life	5 years	5 years	5 years

Expected volatility and dividend yield on the date of grant have been used as inputs into the respective valuation models for Sharesave and PSP. Expected volatility has been determined using historical volatility of its peers over the expected life of the options for BGI EOP and AGLSIT applies a five-year rolling period.

The yield on UK government bonds with a commensurate life has been used to determine the risk-free discount rate of 5% for all schemes other than AGLSIT. Option life is estimated based upon historical data for the holding period of options between grant and exercise dates. The risk-free rate on the AGLSIT scheme represents the yield, recorded on date of option grant, on South African government zero coupon bond of a term commensurate to the expected life of the option.

Barclays PLC Annual Report 2006	223

Notes to the accounts

For the year ended 31st December 2006

51 Share-based payments (continued)

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers.

The assumed dividend yield for Barclays PLC is the average annual dividend yield on the date of grant of 4%. The expected dividends for BGI UK Holdings Limited are assumed to grow in line with the expected increases in share prices for the industry sector until exercise giving a yield of 2%. Dividend yield for AGLSIT of 3.5% was based on the average 12-month trailing yield over the year to grant date.

Analysis of the movement in the number and weighted average exercise price of options is set out below:

	Sharesave(a)				Sharepurchase(a)(d)

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2006	2005	2006	2005	2006	2005	2006	2005
Outstanding at beginning of year	85,686	97,266	3.95	3.69	1,126	–	–	–
Granted in the year	17,449	19,492	5.11	4.44	1,561	1,190	–	–
Exercised/released in the year	(18,727)	(24,365)	3.84	3.34	(113)	(41)	–	–
Less: forfeited in the year	(5,479)	(6,670)	4.11	3.82	(102)	(23)	–	–
Less: expired in the year	–	(37)	–	3.46	–	–	–	–
Outstanding at end of year	78,929	85,686	4.22	3.95	2,472	1,126	–	–
Of which exercisable:	915	1,189	3.87	3.28	–	–	–	–

	ESAS(a)(d)				PSP(a)(d)

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2006	2005	2006	2005	2006	2005	2006	2005
Outstanding at beginning of year	121,515	100,284	–	–	20,269	–	–	–
Granted in the year	59,758	46,374	–	–	22,563	20,269	–	–
Exercised/released in the year	(33,663)	(22,237)	–	–	–	–	–	–
Less: forfeited in the year	(5,251)	(2,906)	–	–	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	142,359	121,515	–	–	42,832	20,269	–	–
Of which exercisable:	9,607	9,548	–	–	–	–	–	–

	BGI EOP(b)				Absa BEE(c)

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2006	2005	2006	2005	2006	2005	2006	2005
Outstanding at beginning of year/acquisition date	5,442	7,575	25.26	12.74	73,152	73,152	4.41-6.35	4.41-6.35
Granted in the year	3,973	2,360	81.12	39.09	–	–	–	–
Exercised/released in the year	(2,188)	(4,368)	19.92	11.21	–	–	–	–
Less: forfeited in the year	(298)	(125)	52.66	18.52	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	6,929	5,442	57.79	25.26	73,152	73,152	3.50-5.03	4.41-6.35
Of which exercisable:	1,050	1,751	18.99	11.18	–	–	–	–
Notes

(a)	Options/award granted over Barclays PLC shares.

(b)	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Options/award granted over Absa Group Limited shares.

(d)	Nil cost award.

224	Barclays PLC Annual Report 2006

51 Share-based payments (continued)

	AGLSIT(a)				AGLSOT(a)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2006	2005	2006	2005	2006	2005	2006	2005

Outstanding at beginning of year/acquisition date	25,126	31,138	4.38	3.33	5,359	5,509	4.41-6.35	4.41-6.35
Granted in the year	586	4,347	6.57	8.41	–	–	–	–
Exercised/released in the year	(6,137)	(9,606)	2.86	2.80	–	–	–	–
Less: forfeited in the year	(797)	(753)	4.12	3.83	(512)	(150)	3.85-5.53	4.41-6.35
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	18,778	25,126	3.87	4.38	4,847	5,359	3.50-5.03	4.41-6.35
Of which exercisable:	5,305	3,390	2.43	2.82	–	–	–	–

					AGLESAS (a)(c)
					Number (000s)		Weighted average ex. price (£)
					2006	2005	2006	2005

Outstanding at beginning of year/acquisition date					–	–	–	–
Granted in the year					37	–	–	–
Exercised/released in the year					–	–	–	–
Less: forfeited in the year					–	–	–	–
Less: expired in the year					–	–	–	–
Outstanding at end of year					37	–	–	–
Of which exercisable:					–	–	–	–

	ISOP(b)				ESOS(b)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2006	2005	2006	2005	2006	2005	2006	2005

Outstanding at beginning of year	105,081	137,870	4.46	4.59	2,552	4,546	4.16	4.13
Granted in the year	–	220	–	5.66	–	–	–	–
Exercised/released in the year	(25,122)	(8,489)	4.04	4.90	(768)	(1,924)	4.20	4.09
Less: forfeited in the year	(2,452)	(24,520)	4.75	5.06	(36)	(70)	4.71	4.10
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	77,507	105,081	4.59	4.46	1,748	2,552	4.14	4.16
Of which exercisable:	14,544	19,970	4.29	4.95	1,748	2,552	4.14	4.16

	Woolwich ESOP(b)				Woolwich SAYE(b)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2006	2005	2006	2005	2006	2005	2006	2005

Outstanding at beginning of year	1,260	2,301	3.80	3.80	3	164	3.32	3.32
Granted in the year	–	–	–	–	–	–	–	–
Exercised/released in the year	(560)	(1,030)	3.79	3.81	(1)	(148)	3.32	3.32
Less: forfeited in the year	–	(11)	–	3.78	(2)	(13)	3.32	3.34
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	700	1,260	3.81	3.80	–	3	–	3.32
Of which exercisable:	700	1,260	3.81	3.80	–	3	–	3.32

Notes

(a)	Options/award granted over Absa Group Limited shares.

(b)	Options/award granted over Barclays PLC shares.

(c)	Nil cost award.

Barclays PLC Annual Report 2006	225

Notes to the accounts

For the year ended 31st December 2006

51 Share-based payments (continued)

The table below shows the weighted average share price at the date of exercise/release of shares:

	2006 £	2005 £

Sharesave(a)	6.95	5.63
Sharepurchase(a)(d)	6.59	5.67
ESAS(a)(d)	6.78	5.69
BGI EOP(b)	81.08	42.98
AGLSIT(c)	8.81	7.59
ISOP(a)	6.75	5.86
ESOS(a)	6.64	5.89
Woolwich ESOP(a)	6.65	5.78
Woolwich SAYE(a)	6.09	5.61

The exercise price range, the weighted average contractual remaining life, weighted average fair values at the date of grant, and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

	2006				2005
Exercise Price Range	Weighted average exercise price £	Weighted average remaining contractual life in years	Weighted average fair value per option £	Number of options outstanding	Weighted average exercise price £	Weighted average remaining contractual life in years	Weighted average fair value per option £	Number of options outstanding

Sharesave(a)
£2.50-£3.49	3.16	1	1.89	2,177,121	3.15	1	1.83	3,081,016
£3.50-£4.49	4.00	2	1.62	59,531,668	3.98	3	1.72	82,605,783
£4.50-£5.49	5.11	4	1.88	17,220,043	–	–	–	–
Sharepurchase(a)(d)	–	3	6.18	2,472,304	–	3	5.57	1,125,779
ESAS(a)(d)	–	3	5.80	142,359,494	–	3	4.98	121,515,063
PSP(a)(d)	–	2	5.80	42,832,026	–	2	3.99	20,268,666
BGI EOP(b)
£6.11-£13.99	10.21	5	3.50	602,914	10.28	7	3.56	1,659,353
£14.00-£20.11	20.11	7	5.59	771,553	20.11	8	5.59	1,447,696
£20.12-£56.94	39.02	8	10.39	1,716,714	39.10	9	10.41	2,335,000
£56.95-£91.43	81.24	9	21.18	3,838,000	–	–	–	–
Absa BEE(c)
£3.50-£6.35	3.50-5.03	3	1.08	73,152,300	4.41-6.35	4	1.36	73,152,300
AGLSIT(c)
£1.92-£8.19	3.87	7	1.32	18,778,473	4.38	8	1.42	25,125,744
AGLSOT(c)
£3.50-£6.35	3.50-5.03	3	1.08	4,847,400	4.41-6.35	4	1.36	5,359,400
AGLESAS(c)(d)	–	3	7.66	37,059	–	–	–	–
ISOP(a)
£2.50-£3.49	3.26	6	0.75	11,055,352	3.26	7	0.75	24,896,000
£3.50-£4.49	3.90	4	1.70	2,411,828	3.90	5	1.70	4,665,028
£4.50-£5.49	4.85	7	2.44	63,746,456	4.89	8	2.40	75,158,832
£5.50-£6.49	5.65	8	2.61	293,096	5.64	8	2.51	361,096
ESOS(a)
£1.50-£2.49	–	–	–	–	2.22	1	0.59	22,024
£2.50-£3.49	3.47	1	1.49	45,288	3.47	2	1.49	70,576
£3.50-£4.49	4.16	2	1.19	1,702,612	4.20	3	1.14	2,459,094
Woolwich ESOP(a)
£2.50-£3.49	3.29	3	2.94	128,624	3.29	4	2.94	240,826
£3.50-£4.49	3.93	3	2.63	571,836	3.92	4	2.63	1,019,612
Woolwich SAYE(a)
£2.50-£3.49	–	–	–	–	3.32	–	2.76	2,632

Notes

(a)	Options/award granted over Barclays PLC shares.

(b)	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Options/award granted over Absa Group Limited shares.

(d)	Nil cost award.

226	Barclays PLC Annual Report 2006

51 Share-based payments (continued)

The exercise price range, the weighted average contractual remaining life, weighted average fair values at the date of grant and number of options excercisable at the balance sheet date are as follows:

	2006				2005
Exercise Price Range	Weighted average exercise price £	Weighted average remaining contractual life in years	Weighted average fair value per option £	Number of options exercisable	Weighted average exercise price £	Weighted average remaining contractual life in years	Weighted average fair value per option £	Number of options exercisable

Sharesave(a)
£2.50-£3.49	–	–	–	–	3.13	–	1.44	705,372
£3.50-£4.49	3.87	–	2.00	914,953	3.50	–	2.10	483,296
ESAS(a)(d)	–	2	4.40	9,606,775	–	2	5.35	9,547,928
BGI EOP(b)
£6.11-£13.99	10.21	5	3.50	602,914	10.25	7	3.55	1,586,017
£14.00-£20.11	20.11	7	5.59	183,471	20.11	8	5.59	164,980
£20.12-£56.94	38.30	8	10.19	263,298	–	–	–	–
AGLSIT(c)
£1.92-£8.19	2.43	5	0.79	5,304,576	2.82	6	0.92	3,390,000
ISOP(a)
£2.50-£3.49	3.26	6	0.75	5,287,352	–	–	–	–
£3.50-£4.49	3.90	4	1.70	2,411,828	3.89	5	2.94	4,340,220
£4.50-£5.49	5.23	5	2.07	6,771,920	5.24	6	2.15	15,488,464
£5.50-£6.49	5.62	5	2.10	73,096	5.62	6	2.10	141,096
ESOS(a)
£1.50-£2.49	–	–	–	–	2.22	1	0.59	22,024
£2.50-£3.49	3.47	1	1.49	45,288	3.47	2	1.49	70,576
£3.50-£4.49	4.16	2	1.19	1,702,612	4.20	3	1.14	2,459,094
Woolwich ESOP(a)
£2.50-£3.49	3.29	3	2.94	128,624	3.29	4	2.94	240,826
£3.50-£4.49	3.93	3	2.63	571,836	3.92	4	2.63	1,019,612
Woolwich SAYE(a)
£2.50-£3.49	–	–	–	–	3.32	–	2.76	2,632

The total intrinsic value of options exercised and the total cash received for those options exercised during the period is:

	Total intrinsic value of options exercised			Total cash received for options exercised
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m

Sharesave(a)	58	57	39	72	81
BGI EOP(b)	134	139	119	44	49
AGLSIT(c)	36	11	–	18	5
ISOP(a)	68	9	5	101	42
ESOS(a)	2	4	2	3	8
Woolwich ESOP(a)	2	2	3	2	4
Woolwich SAYE(a)	–	–	1	–	–
Total	300	222	169	240	189

Notes

(a)	Option/award granted over Barclays PLC shares.

(b)	Option/award granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Option/award granted over Absa Group Limited shares.

(d)	Nil cost award.

Barclays PLC Annual Report 2006	227

Notes to the accounts

For the year ended 31st December 2006

51 Share-based payments (continued)

The aggregate intrinsic value of options either fully vested or expected to vest at the balance sheet date and the total intrinsic value of options exercisable at the balance sheet date is:

	Aggregate intrinsic value of options fully vested or expected to vest		Total intrinsic value of options exercisable
	2006 £m	2005 £m	2006 £m	2005 £m

Sharesave(a)	243	188	3	3
BGI EOP(b)	233	172	76	80
Absa BEE(c)	299	215	–	–
AGLSIT(c)	89	123	35	35
AGLSOT(c)	16	16	–	–
ISOP(a)	210	176	44	24
ESOS(a)	6	5	6	5
Woolwich ESOP(a)	2	3	2	3
Total	1,098	898	166	150
The total fair value of shares vested during the year was:
		2006 £m	2005 £m	2004 £m
ESAS(a)(d)		227	125	80

The total unrecognised share-based payment cost and weighted average vesting period related to awards that have not yet vested is:

	Total unrecognised share-based payment cost		Weighted average remaining vesting period
	2006 £m	2005 £m	2006 Years	2005 Years

Sharesave(a)	60	67	3	3
Sharepurchase(a)(d)	11	5	2	3
ESAS(a)(d)	121	122	2	2
PSP(a)(d)	64	18	2	2
BGI EOP(b)	55	15	2	2
AGLSIT(c)	11	19	2	3
AGLSOT(c)	2	4	1	1
Absa PSP(c)(d)	28	–	2	–
ISOP(a)	3	23	–	1
Total	355	273	n/a	n/a

There were no modifications to the share-based payment arrangements in the years 2006, 2005 and 2004. As at 31st December 2006, the total liability arising from cash-settled share-based payment transactions was £7m (2005: £nil).

At 31st December 2006, 6.9 million (2005: 5.4 million) options were outstanding under the terms of the BGI EOP (which would represent a 7.3% interest if exercised). Employees in BGI own 9.4% of the shares in Barclays Global Investors UK Holdings Limited (2005: 12.1%). If all the current options were exercised, £400.5m (2005: £137.5m) would be subscribed. Since the scheme was introduced, options over 19.3 million (2005: 17.1 million) shares have been exercised, of which 8.3 million are still held by employees and represent a minority interest in the Group.

At 31st December 2006, there were 73.2 million, 18.8 million and 4.8 million options granted over Absa Group Limited shares under the Absa Group Limited Black Economic Empowerment Transaction, Absa Group Limited Share Incentive Trust and Absa Group Limited Share Ownership Trust respectively. In aggregate, these options would represent a 14.4% interest in Absa Group Limited if exercised.

Notes

(a)	Options/award granted over Barclays PLC shares.

(b)	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Options/award granted over Absa Group Limited shares.

(d)	Nil cost award.

228	Barclays PLC Annual Report 2006

52 Financial risks

The main sources of financial risk that the Group faces are those arising from financial instruments – credit risk, market risk, liquidity risk and insurance risk. The Group devotes considerable resources to maintaining effective controls to manage, measure and mitigate each of these risks and regularly reviews its risk management procedures and systems to ensure that these are the best available.

Financial instruments are fundamental to the Group’s business and constitute the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the liquidity, credit and market risks of the Group’s balance sheet. These risks and the Group’s policies and objectives for managing such risks are outlined below.

Credit Risk Management

Credit risk is the risk of suffering financial loss from any of the Group’s customers, clients or market counterparties failing to fulfil their contractual obligations to the Group. Credit risk mainly arises from loans and advances, but may also arise where the downgrading of an entity’s credit rating causes the fair value of the Group’s investment in that entity’s financial instruments to fall.

Credit risk is the Group’s most significant risk and it deploys considerable resources to controlling it. Nearly two-thirds of risk-based economic capital is allocated to businesses for credit risks.

Each business has an embedded risk management team reporting to a Business Risk Director who reports to the Group Risk Director, who leads the Group Risk function, including credit, which is charged with devising and implementing Group risk policy, such as ensuring:

•	maximum exposure guidelines are in place relating to the exposures to any individual customer or counterparty;

•	country risk policy specifies risk appetite by country and avoids excessive concentrations of credit in individual countries; and

•	policies are in place that limit lending to certain industries, for example, commercial real estate.

A Credit Committee of Directors and experienced senior managers formulates overall Group credit policy and resolves all significant credit policy issues.

Credit Risk Measurement

The Group’s credit rating systems use statistical modelling techniques throughout its business which assist the Group in front line credit decisions, such as managing its existing portfolios and making new commitments.

The Group assesses the credit quality and assigns an internal risk rating to all borrowers and other counterparties, including retail customers. Each internal rating corresponds to the statistical probability of a customer in that rating class defaulting within the next 12-month period. The probability of default, the exposure at default and the loss given default are calculated for all loan portfolios. This allows the Group to monitor its exposures, enabling it to derive measures such as Risk Tendency. Risk Tendency is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

The Group monitors its financial exposure to individual counterparties, to industries and countries to ensure that no undue concentrations of credit arise.

Credit Risk Mitigation

The Group uses a wide variety of techniques to reduce credit risk on its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. In addition, the Group commonly obtains security for the funds advanced, such as in the case of a retail or commercial mortgage, a reverse repurchase agreement, or a commercial loan with a floating charge over book debts and inventories. The Group also uses various forms of specialised legal agreements to reduce risk, including netting agreements which permit it to offset positive and negative balances with customers in certain circumstances to minimise the exposure at default, financial guarantees, and the use of covenants in commercial lending agreements. Other techniques include the use of credit derivatives and other forms of credit collateral.

In addition, the Group actively manages its exposures to clients, countries and industries through diversification, minimising individual concentrations.

Barclays PLC Annual Report 2006	229

Notes to the accounts

For the year ended 31st December 2006

52 Financial risks (continued)

Market Risk Management

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

The main market risks arise from trading activities. Barclays is also exposed to non-trading market risks to asset and liability management and to the Pension Fund.

To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

•

Trading market risk. These risks arise in trading transactions where Barclays acts as principal with clients or with the market. Barclays policy is that market risks arising from trading activities are concentrated in Barclays Capital.

•	Asset and liability risk. These risks arise from banking activities, including those incurred on non-trading positions such as customer assets and liabilities and capital balances.

•

Other market risks. Barclays also incurs market risks that are assessed under a slightly different framework. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk.

The Board approves the market risk appetite for all types of market risk. The Market Risk Director is responsible for the market risk control framework and, under delegated authority from the Risk Director, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Risk Director, the Market Risk Director, the Finance Director and the appropriate Business Risk Directors.

In Barclays Capital, the Head of Market Risk is responsible for implementing the market risk control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the six main types of trading market risk: interest rate, inflation, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at Barclays Capital’s Traded Products Risk Review meeting. The attendees at this meeting include the senior managers from Barclays Capital and the central market risk team.

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

Stress Tests

Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing, where stress movements are applied to each of the six risk categories namely interest rate, inflation, credit spread, commodity, equity and foreign exchange rate; emerging market stress testing where emerging market portfolios are subject to stress movements; and ad hoc stress testing, which includes applying stress scenarios to the trading risk book.

If potential stressed losses exceed the trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital Market Risk and the respective senior management.

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

AEaR is used to measure structural interest rate market risk and structural asset management risk.

Economic capital

The total average economic capital required by the Group is determined by risk assessment models and after considering the Group’s estimated portfolio effects. Methodologies are used for both operational and business risks to calculate risk sensitive capital allocations. The Group regularly enhances its economic capital methodologies and benchmarks outputs to external reference points. Economic capital is allocated on a consistent basis across all of the Group’s businesses and risk activities, and these allocations reflect varying levels of risk.

Trading Market Risk

Group policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together.

230	Barclays PLC Annual Report 2006

52 Financial risks (continued)

In anticipation of future customer demand, Barclays maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Barclays requirements.

Analysis of trading market risk exposures

The table below shows the DVaR statistics for Barclays Capital’s trading activities:

Barclays Capital DVaR: Summary table for 2006 and 2005

	12 months to 31st December 2006			12 months to 31st December 2005(b)
	Average £m	High(a) £m	Low(a) £m	Average £m	High(a) £m	Low(a) £m
Interest rate risk	20.1	28.8	12.3	25.4	44.8	15.4
Credit spread risk	24.3	33.1	17.9	23.0	28.3	19.0
Commodities risk	11.3	21.6	5.7	6.8	11.4	4.5
Equities risk	7.8	11.6	5.8	6.0	8.3	3.9
Foreign exchange risk	4.0	7.7	1.8	2.8	5.4	1.6
Diversification effect	(30.4)	n/a	n/a	(32.0)	n/a	n/a
Total DVaR	37.1	43.2	31.3	32.0	40.7	25.4

The graph below shows the history of total DVaR on a daily basis for 2005 and 2006.

DVaR in 2005 and 2006 (daily values) (£m)

DVaR Back-testing

Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading losses are bigger than the estimated DVaR figure. The regulatory standard for backtesting is to measure DVaR assuming a one-day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2006 or 2005, of a daily trading revenue loss exceeding the corresponding back-testing DVaR.

Asset and Liability Market Risk

Interest rate exposures arise from mismatches of fixed rate assets and liabilities in UK banking operations and are passed to Treasury where these positions are aggregated and the net position passed to the market via Barclays Capital. Due mainly to timing considerations, market risk can arise when some of the net position stays with Treasury. Similarly, market risk can arise due to the impact of interest rates on customer behaviour. The latter risk is managed and measured by the Retail Market Risk team using behavioural models. The positions are converted into wholesale swap or option exposures, passed to Treasury and managed by the process outlined above.

Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Group’s equity. Structural foreign currency risk results from holding non-Sterling investments in subsidiaries, branches, associates or joint ventures. These structural risks are managed by Treasury.

Interest rate exposures, structural interest rate risk and other market risks may be managed through the use of derivatives. Where this is the case, hedge accounting is obtained where possible so that the benefits of Risk management are reflected in the financial statements.

Liquidity Risk Management

Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due or to replace funds when they are withdrawn.

The Group has several core liquidity management strategies. The first is to project future cash flows and make plans to address normal operating requirements, as well as variable scenarios and contingencies. The second is to manage day to day funding, by controlling intraday liquidity in real

Notes

(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(b)	2005 has been restated. The increase reflects the inclusion of Absa Capital.

Barclays PLC Annual Report 2006	231

Notes to the accounts

For the year ended 31st December 2006

52 Financial risks (continued)

time and by forecasting future cash flows to ensure that requirements can be met. The third is maintaining a diverse and stable funding base. Finally, the Group maintains a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flows.

The Group’s funding base comprises a mixture of different funding sources, including retail and corporate customer deposits, and short- and long-term debt issuances. Although current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation, the strength of earnings and the Group’s financial position.

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

Liquidity Risk Measurement

Based on principles agreed by the FSA, monitoring and reporting of liquidity risk involves the measurement of cash flows and projections for the next day, week and month.

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

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa, comprising mainly current accounts and savings accounts. To avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed.

An analysis of the Group’s liquidity position is presented at Note 56.

Insurance Risk Management

Insurance risk is the risk that the Group will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

Long-term insurance business

For long-term insurance contracts where death is the insured risk, the most significant factors that could detrimentally affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity.

The Group manages its exposure to risk by operating in part as a unit-linked business, prudent product design, applying strict underwriting criteria, transferring risk to reinsurers, managing claims and establishing prudent reserves.

Short-term insurance business

For payment protection contracts where inability to make payments under a loan contract is the insured risk, the most significant factors are the health of the policyholder and the possibility of unemployment which depends upon, among other things, long-term and short-term economic factors. The Group manages its exposure to such risks through prudent product design, efficient claims management, prudent reserving methodologies and bases, regular product, economic and market reviews and regular adequacy tests on the size of the reserves.

Absa insures property and motor vehicles, for which the most significant factors that could affect the frequency and severity of claims are climatic change and crime. Absa manages its exposure to risk by diversifying insurance risks accepted and transferring risk to reinsurers.

Derivatives held for risk management

The Group uses both cash flow hedging and fair value hedging techniques to achieve hedge accounting for interest rate portions. For example, cash flow hedge relationships have been established between interest rate swaps receive fixed with pay variable legs and cash flows generated by customer assets on which we receive a variable interest rate (including forecast customer assets which are expected to be originated in the future). The cash flows on the variable leg of the swap and the interest flows on the assets are both based on the same benchmark rate (e.g. LIBOR or EURIBOR). Fair value hedge relationships are also established between interest rate swaps with receive fixed/pay variable legs and fixed rate liabilities (e.g. issued loan stock).

Various techniques are used to ensure that the hedge relationship results in an effective reduction in the risks intended to be hedged. For cash flow hedging a hypothetical interest rate swap is created which would completely offset the risks which are being hedged. The ratio of movements (due to changes in the risk being hedged) in the fair value of this instrument (or the hedged item for fair value hedges) and the movement in the fair value of the actual interest rate swaps used as hedges is calculated to determine how close the actual interest rate swap is to a perfect hedging instrument. In some circumstances these ratios are calculated for various scenarios and regression analysis is used to assess the level of effectiveness.

232	Barclays PLC Annual Report 2006

53 Interest rate risk

The Group’s objectives and policies in managing the interest rate risks that arise in connection with the use of financial instruments are set out in Note 52 under the headings ‘Market risk Management’ and ‘Asset and Liability Market Risk’. The table below summarises the repricing profiles of the Group’s financial instruments and other assets and liabilities as at 31st December 2006. Items are allocated to time periods by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

As at 31st December 2006

	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading portfolio and derivatives £m	Non- interest bearing £m	Total £m
Assets
Cash and balances at central banks	7,012	–	–	–	–	–	–	–	333	7,345
Items in course of collection from other banks	654	–	–	–	–	–	–	–	1,754	2,408
Trading portfolio assets	–	–	–	–	–	–	–	177,867	–	177,867
Financial assets designated at fair value:
– held on own account	17,831	834	387	1,121	2,544	1,131	6,231	–	1,720	31,799
– held in respect of linked liabilities to customers under investment contracts	5,351	369	740	860	1,196	2,912	12,946	–	58,424	82,798
Derivative financial instruments	–	–	–	–	–	–	–	138,353	–	138,353
Loans and advances to banks	25,012	483	233	211	69	36	1	–	4,881	30,926
Loans and advances to customers	195,500	15,048	14,225	24,850	9,485	6,399	7,699	–	9,094	282,300
Available for sale financial instruments	25,899	2,427	7,780	3,737	3,234	6,701	1,091	–	834	51,703
Reverse repurchase agreements and cash collateral on securities borrowed	157,592	4,721	8,338	–	3,431	–	–	–	8	174,090
Total financial assets	434,851	23,882	31,703	30,779	19,959	17,179	27,968	316,220	77,048	979,589
Non-financial assets	–	–	–	–	–	–	–	–	17,198	17,198
Total assets	434,851	23,882	31,703	30,779	19,959	17,179	27,968	316,220	94,246	996,787

Not more than three months includes instruments at floating interest rates.

Barclays PLC Annual Report 2006	233

Notes to the accounts

For the year ended 31st December 2006

53 Interest rate risk (continued)

As at 31st December 2006 (continued)

	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading portfolio and derivatives £m	Non- interest bearing £m	Total £m
Liabilities
Deposits from other banks	72,353	1,377	763	351	–	7	199	–	4,512	79,562
Items in course of transmission due to other banks	20	–	–	–	–	–	–	–	2,201	2,221
Customer accounts	207,023	3,965	3,963	2,371	506	43	216	–	38,667	256,754
Trading portfolio liabilities	–	–	–	–	–	–	–	71,874	–	71,874
Financial liabilities designated at fair value:
– held on own account	20,186	5,635	3,800	1,538	1,607	1,843	774	–	18,604	53,987
– liabilities to customers under investment contracts	6,931	372	730	806	1,164	2,875	12,794	–	58,965	84,637
Derivative financial instruments	–	–	–	–	–	–	–	140,697	–	140,697
Debt securities in issue	92,649	5,624	2,430	4,020	1,630	3,249	1,535	–	–	111,137
Repurchase agreements and cash collateral on securities lent	122,612	6,132	2,348	1,662	–	–	2,818	–	1,384	136,956
Subordinated liabilities	3,192	377	21	1,074	783	3,475	4,842	–	22	13,786
Total financial liabilities	524,966	23,482	14,055	11,822	5,690	11,492	23,178	212,571	124,355	951,611
Non-financial liabilities	–	–	–	–	–	–	–	–	17,786	17,786
Total liabilities	524,966	23,482	14,055	11,822	5,690	11,492	23, 178	212,571	142,141	969,397
Interest rate repricing gap	(90,115)	400	17,648	18,957	14,269	5,687	4,790
Cumulative gap	(90,115)	(89,715)	(72,067)	(53,110)	(38,841)	(33,154)	(28,364)

Not more than three months includes instruments at floating interest rates.

Expected repricing and maturity dates do not differ significantly from the contract dates, except for:

•

Trading Portfolio Assets and Liabilities, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology, see Note 52 for more information.

•

Retail deposits, which are repayable on demand or at short notice. These instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – numerically and by depositor type.

234	Barclays PLC Annual Report 2006

53 Interest rate risk (continued)

As at 31st December 2005

	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading portfolio and derivatives £m	Non- interest bearing £m	Total £m
Assets
Cash and balances at central banks	3,695	–	–	–	–	–	–	–	211	3,906
Items in course of collection from other banks	397	–	–	–	–	–	–	–	1,504	1,901
Trading portfolio assets	–	–	–	–	–	–	–	155,723	–	155,723
Financial assets designated at fair value:
– held on own account	2,750	1,968	336	612	590	806	4,611	–	1,231	12,904
– held in respect of linked liabilities to customers under investment contracts	1,936	76	458	1,834	930	3,252	12,852	–	61,855	83,193
Derivative financial instruments	–	–	–	–	–	–	–	136,823	–	136,823
Loans and advances to banks	27,454	589	11	18	6	14	1,206	–	1,807	31,105
Loans and advances to customers	175,632	26,086	12,255	22,248	10,874	5,574	6,657	–	9,570	268,896
Available for sale financial instruments	17,458	7,275	5,561	11,756	2,188	4,164	3,621	–	1,474	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	152,509	3,656	3,863	99	215	26	30	–	–	160,398
Total financial assets	381,831	39,650	22,484	36,567	14,803	13,836	28,977	292,546	77,652	908,346
Non-financial assets	–	–	–	–	–	–	–	–	16,011	16,011
Total assets	381,831	39,650	22,484	36,567	14,803	13,836	28,977	292,546	93,663	924,357

Not more than three months includes instruments at floating interest rates.

Barclays PLC Annual Report 2006	235

Notes to the accounts

For the year ended 31st December 2006

53 Interest rate risk (continued)

As at 31st December 2005 (continued)

	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading portfolio and derivatives £m	Non- interest bearing £m	Total £m
Liabilities
Deposits from other banks	69,837	2,418	1,000	243	264	9	165	–	1,191	75,127
Items in course of transmission due to other banks	117	16	–	–	–	–	–	–	2,208	2,341
Customer accounts	191,633	6,948	4,038	2,917	1,119	845	581	–	30,603	238,684
Trading portfolio liabilities	–	–	–	–	–	–	–	71,564	–	71,564
Financial liabilities designated at fair value:
– held on own account	8,127	3,497	7,243	3,016	3,308	5,629	2,557	–	8	33,385
– liabilities to customers under investment contracts	–	–	–	–	–	–	–	–	85,201	85,201
Derivative financial instruments	–	–	–	–	–	–	–	137,971	–	137,971
Debt securities in issue	82,044	5,187	1,981	4,890	2,463	206	6,557	–	–	103,328
Repurchase agreements and cash collateral on securities lent	106,389	7,186	2,994	431	–	–	4,170	–	8	121,178
Subordinated liabilities	3,909	459	97	955	500	2,688	3,738	–	117	12,463
Total financial liabilities	462,056	25,711	17,353	12,452	7,654	9,377	17,768	209,535	119,336	881,242
Non-financial liabilities	–	–	–	–	–	–	–	–	18,685	18,685
Total liabilities	462,056	25,711	17,353	12,452	7,654	9,377	17,768	209,535	138,021	899,927
Interest rate repricing gap	(80,225)	13,939	5,131	24,115	7,149	4,459	11,209
Cumulative gap	(80,225)	(66,286)	(61,155)	(37,040)	(29,891)	(25,432)	(14,223)

Not more than three months includes instruments at floating interest rates.

Expected repricing and maturity dates do not differ significantly from the contract dates, except for:

•

Trading Portfolio Assets and Liabilities, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology, see Note 52 for more information.

•

Retail deposits which are repayable on demand or at short notice form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – numerically and by depositor type.

Effective interest rates

Weighted average effective interest rates were as follows:

As at 31st December	2006%	2005%
Assets
Cash and balances at central banks	4.1	3.1
Loans and advances to banks	4.1	3.5
Loans and advances to customers	6.5	4.5
Available for sale financial instruments	4.6	4.2
Reverse repurchase agreements and cash collateral on securities borrowed	4.2	3.4
Liabilities
Deposits from other banks	4.3	3.6
Customer accounts	3.4	2.5
Debt securities in issue	5.0	4.5
Repurchase agreements and cash collateral on securities lent	4.2	3.1
Subordinated liabilities	5.9	5.6

236	Barclays PLC Annual Report 2006

54 Credit risk

The Group’s objectives and policies in managing the credit risks that arise in connection with the use of financial instruments and other credit exposures are set out in Note 52 under the heading ‘Credit Risk Management’.

Concentrations of credit risk

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The concentrations of credit exposure described below are not proportionally related to credit loss. Some segments of the Group’s portfolio have and are expected to have proportionally higher credit charges in relation to the exposure than others. Moreover, the volatility of credit loss is different in different parts of the portfolio. Thus comparatively large credit charges could arise in parts of the portfolio not mentioned below.

The single biggest geographical concentration of credit risk is in the UK. Gross credit exposure to borrowers in the UK (based on the location of the customer) was £170.5bn at 31st December 2006 (2005: £163.8bn). In the UK, the Group’s collateral policy differs by line of business and product but is broadly consistent with UK market practice. Netting agreements are made with wholesale counterparties whenever practical and to the extent that such agreements are legally enforceable. Outside the UK, the Group’s geographical spread ensures a wide variety of counterparties in the main areas of operation in Europe, the United States and other areas of the world.

Barclays also has significant concentrations of exposures to home loans and banks. All these concentrations may spread across one or more of the line items described below.

Maximum exposure to credit risk

The Group’s maximum exposure to credit risk is the carrying amount of assets held on the balance sheet. The actual exposure to credit risk is less than this in most cases.

Cash and demand balances at central banks – By their nature, the Group expects that these balances will have close to nil credit risk attached to them.

Items in the course of collection from other banks/loans and advances to banks – The Group maintains relationships with a wide range of banking counterparties. While banking counterparties are generally of high quality, the Group also monitors its exposure to individual banks to ensure that the credit risk is diversified. The Group is also exposed to credit risk with banks on other financial assets including derivatives and also on letters of credit and guarantees. The Group may require collateral before entering into a credit commitment with another bank, depending on the type of the financial product and the counterparty involved. Netting agreements are secured whenever possible and to the extent that such agreements are legally enforceable.

Trading portfolio assets/financial assets designated at fair value/available for sale financial investments – The Group’s practice is to take into account credit risk when valuing these assets. The Group therefore expects little additional credit risk on these instruments, other than the credit risk component of trading market risk on these instruments. The trading market risk is monitored through the Daily Value at Risk (DVaR) methodology. In addition, many of the trading portfolio and available for sale assets held are of very high quality, including treasury bills and government bonds. An analysis of trading portfolio assets by instrument type is included in Note 12 and a similar analysis for available for sale assets is included in Note 18.

Derivative financial instruments – In addition to including the credit risk on these instruments in the DVaR methodology, the Group also uses a number of other techniques to reduce its exposure to credit risk on these instruments. These techniques include master netting agreements, which do not qualify for offset under IAS 32 but which give a legally enforceable right to net receivables and payables with the same counterparty, and the obtaining of cash collateral from counterparties who have a net exposure to the Group through Collateral Service Agreements.

Loans and advances to customers – A significant portion of the Group’s loans and advances to customers comprises lending in respect of home loans. Home loan lending totalled £98.2bn at 31st December 2006 (2005: £89.5bn), which represents 34% (2005: 33%) of loans to customers. As collateral, Barclays requires a first mortgage over the residential property for the acquisition of which the loan is made. For other lending to customers, the Group may require various forms of credit protection, including the use of netting agreements and covenants and the obtaining of security such as mortgages or charges. Finally, the Group actively seeks to manage credit risk by ensuring diversification of its lending across clients, regions and industries. An analysis of loans to customers according to geographic region and industry sector is set out in Note 16.

Reverse repurchase agreements and cash collateral on securities borrowed – By their nature these balances have a low credit risk, as they are largely secured by obtaining collateral from counterparties. The Group’s policy is to seek collateral at the outset equal to 100% to 105% of the loan amount, with further collateral calls made as required.

Barclays manages its credit exposure by counterparty exposure which may be spread across one or more of the line items described above.

Barclays PLC Annual Report 2006	237

Notes to the accounts

For the year ended 31st December 2006

55 Currency risk

Foreign currency exposures comprise structural foreign currency exposures, which arise from investments in the Group’s overseas operations and other investments; and those originating in trading activities.

The Group holds foreign currency net investments and is exposed to fluctuations in the Group’s share of their net assets measured in their functional currencies caused by movements in exchange rates between these currencies and Sterling, the Group’s reporting currency.

The carrying value of the Group’s foreign currency net investments and the foreign currency borrowings and derivatives used to hedge them were as follows:

	2006				2005
Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Remaining structural currency exposures £m	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Remaining structural currency exposures £m
United States Dollar	4,462	2,141	–	2,321	2,254	428	–	1,826
Euro	3,409	1,185	–	2,224	3,326	1,017	–	2,309
Rand	2,849	–	2,665	184	3,143	–	3,056	87
Japanese Yen	2,754	202	2,527	25	3,118	195	2,914	9
Swiss Franc	2,071	158	1,900	13	138	129	–	9
Other	2,069	205	410	1,454	1,736	222	228	1,286

Total	17,614	3,891	7,502	6,221	13,715	1,991	6,198	5,526

In addition to the above, the Group has US Dollar and Euro Preference Shares and reserve capital instruments in issue that are treated as equity under IFRS.

In accordance with Group policy, as at 31st December 2006 and 31st December 2005, there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account.

The Daily Value at Risk (DVaR) methodology is used by the Group to estimate potential losses arising from exposure to market risk, including currency risk, on trading positions. The tables shown on page 231 show an analysis of DVaR for the market risk exposures in Barclays Capital.

238	Barclays PLC Annual Report 2006

56 Liquidity risk

The Group’s objectives and policies in managing the liquidity risks that arise in connection with the use of financial instruments are set out in Note 52 under the heading ‘Liquidity Risk Management’.

The following table provides detail on the contractual maturity of all financial instruments and other assets and liabilities:

At 31st December 2006	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances with central banks	7,050	295	–	–	–	–	–	–	7,345
Items in course of collection from other banks	1,782	626	–	–	–	–	–	–	2,408
Trading portfolio assets	1,528	28,433	7,034	10,540	27,738	21,606	28,809	52,179	177,867
Financial assets designated at fair value:
– held on own account	1,899	1,975	295	942	5,692	5,239	4,018	11,739	31,799
– held in respect of linked liabilities to customers under investment contracts	59,462	1,026	366	999	2,856	1,266	2,994	13,829	82,798
Derivative financial instruments	–	11,991	7,803	12,570	24,072	28,249	30,949	22,719	138,353
Loans and advances to banks	2,887	18,806	800	3,063	1,595	1,130	1,012	1,633	30,926
Loans and advances to customers	32,492	44,424	9,901	15,508	31,986	27,668	38,036	82,285	282,300
Available for sale financial investments	564	9,084	2,516	8,733	13,854	4,621	6,999	5,332	51,703
Reverse repurchase agreements and cash collateral on securities borrowed	32,795	117,077	4,670	11,025	1,375	6,939	168	41	174,090
Total financial assets	140,459	233,737	33, 385	63,380	109,168	96,718	112,985	189,757	979,589
Non-financial assets	–	–	–	–	–	–	–	17,198	17,198
Total assets	140,459	233,737	33,385	63,380	109,168	96,718	112,985	206,955	996,787
Liabilities
Deposits from banks	19,163	55,534	1,418	891	593	1,406	367	190	79,562
Items in course of collection to other banks	2,154	67	–	–	–	–	–	–	2,221
Customer accounts	153,642	89,079	5,594	3,604	1,655	1,436	807	937	256,754
Trading portfolio liabilities	114	11,578	2,885	1,709	12,242	7,495	17,740	18,111	71,874
Financial liabilities designated at fair value:
– held on own account	6	13,958	6,297	5,143	7,090	8,447	10,978	2,068	53,987
– liabilities to customers under investment contracts	56, 612	1,481	367	912	2,976	1,446	3,737	17,106	84,637
Derivative financial instruments	59	12,040	7,589	13,143	25,510	30,499	32,010	19,847	140,697
Debt securities in issue	17	70,805	8,669	5,311	10,408	3,798	4,017	8,112	111,137
Repurchase agreements and cash collateral on securities lent	2,230	119,048	6,362	2,659	2,305	–	–	4,352	136,956
Subordinated liabilities	–	–	–	–	236	911	4,623	8,016	13,786
Total financial liabilities	233,997	373,590	39,181	33,372	63,015	55,438	74,279	78,739	951,611
Non-financial liabilities	–	–	–	–	–	–	–	17,786	17,786
Total liabilities	233,997	373,590	39,181	33,372	63,015	55,438	74,279	96,525	969,397
Cumulative liquidity gap	(93,538)	(233,391)	(239,187)	(209,179)	(163,026)	(121,746)	(83,040)	27,390	27,390

Barclays PLC Annual Report 2006	239

Notes to the accounts

For the year ended 31st December 2006

56 Liquidity risk (continued)

The following table provides detail on the contractual maturity of all financial instruments and other assets and liabilities:

At 31st December 2005	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances with central banks	3,793	113	–	–	–	–	–	–	3,906
Items in course of collection from other banks	1,526	375	–	–	–	–	–	–	1,901
Trading portfolio assets	610	21,430	9,401	14,328	27,077	17,775	22,906	42,196	155,723
Financial assets designated at fair value:
– held on own account	1,436	484	103	555	2,157	822	836	6,511	12,904
– held in respect of linked liabilities to customers under investment contracts	62,636	1,039	75	546	1,841	939	3,261	12,856	83,193
Derivative financial instruments	1,839	16,254	6,924	8,479	29,086	20,246	29,618	24,377	136,823
Loans and advances to banks	3,929	15,917	2,000	3,175	1,844	787	1,048	2,405	31,105
Loans and advances to customers	33,999	43,884	11,407	21,340	32,713	25,476	30,030	70,047	268,896
Available for sale financial investments	476	3,775	2,765	7,744	19,449	9,488	4,798	5,002	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	690	149,276	3,923	4,028	1,537	888	26	30	160,398
Total financial assets	110,934	252,547	36,598	60,195	115,704	76,421	92,523	163,424	908,346
Non-financial assets	–	–	–	–	–	–	–	16,011	16,011
Total assets	110,934	252,547	36,598	60,195	115,704	76,421	92,523	179,435	924,357
Liabilities
Deposits from banks	13,924	54,620	2,488	1,168	442	725	1,288	472	75,127
Items in the course of collection due to other banks	2,238	103	–	–	–	–	–	–	2,341
Customer accounts	144,015	72,590	9,282	2,606	2,981	1,594	2,223	3,393	238,684
Trading portfolio liabilities	6	1,580	1,448	4,047	18,424	10,172	17,293	18,594	71,564
Financial liabilities designated at fair value:
– held on own account	6	6,692	3,186	7,293	3,582	3,718	5,882	3,026	33,385
Liabilities to customers under investment contracts	79,985	–	–	83	191	213	1,518	3,211	85,201
Derivative financial instruments	1,512	17,238	6,594	8,436	29,740	21,359	29,360	23,732	137,971
Debt securities in issue	894	54,112	13,985	8,777	8,795	2,876	307	13,582	103,328
Repurchase agreements and cash collateral on securities lent	275	104,063	7,217	3,208	431	–	–	5,984	121,178
Subordinated liabilities	2	185	2	74	28	721	4,672	6,779	12,463
Total financial liabilities	242,857	311,183	44,202	35,692	64,614	41,378	62,543	78,773	881,242
Non-financial liabilities	–	–	–	–	–	–	–	18,685	18,685
Total liabilities	242,857	311,183	44,202	35,692	64,614	41,378	62,543	97,458	899,927
Cumulative liquidity gap	(131,923)	(190,559)	(198,163)	(173,660)	(122,570)	(87,527)	(57,547)	27,104	24,430

Expected maturity dates do not differ significantly from the contract dates, except for:

•

Trading Portfolio Assets and Liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology.

•

Retail deposits which are repayable on demand or at short notice. These instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type.

•	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

240	Barclays PLC Annual Report 2006

57 Insurance risk

The Group’s objectives and policies in managing the insurance risks that arise in connection with the use of financial instruments are set out in Note 52 under the heading ‘Insurance Risk Management’.

Concentration of insurance risk

The Group considers that the concentration of insurance risk that is most relevant to the Group financial statements is according to the type of cover offered and the location of insured risk. The following table shows the maximum amounts payable under all of the Group’s insurance products. It ignores the probability of insured events occurring and the contribution from investments backing the insurance policies. The table shows the broad product types and the location of the insured risk, before and after the impact of reinsurance that represents the risk that is passed to other insurers.

	2006			2005
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by product type
Long-term insurance contracts	24,934	(9,445)	15,489	28,877	(12,128)	16,749
Short-term insurance contracts	39,870	(901)	38,969	57,049	(753)	56,296
Total benefits insured	64,804	(10,346)	54,458	85,926	(12,881)	73,045

	2006			2005
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by geographic location
United Kingdom	25,403	(8,010)	17,393	28,687	(8,697)	19,990
Other European Union	3,317	(1,802)	1,515	5,418	(2,981)	2,437
Africa	36,084	(534)	35,550	51,821	(1,203)	50,618
Total benefits insured	64,804	(10,346)	54,458	85,926	(12,881)	73,045

Reinsurer credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover to any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net insurance reserves include a margin to reflect reinsurer credit risk.

Barclays PLC Annual Report 2006	241

Notes to the accounts

For the year ended 31st December 2006

58 Fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arms-length transaction between knowledgeable willing parties.

The following table summarises the carrying amounts of financial assets and financial liabilities presented on the Group’s balance sheet, and their fair values:

			2006		2005
	Notes		Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Financial assets:
Cash and balances at central banks	(a	)	7,345	7,345	3,906	3,906
Items in the course of collection from other banks	(a	)	2,408	2,408	1,901	1,901
Trading portfolio assets	(b	)	177,867	177,867	155,723	155,723
Financial assets designated at fair value:
– held on own account	(b	)	31,799	31,799	12,904	12,904
– held in respect of linked liabilities to customers under investment contracts	(b	)	82,798	82,798	83,193	83,193
Derivative financial instruments	(b	)	138,353	138,353	136,823	136,823
Loans and advances to banks	(c	)	30,926	30,895	31,105	31,094
Loans and advances to customers	(c	)	282,300	282,061	268,896	268,786
Available for sale financial investments	(b	)	51,703	51,703	53,497	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	(c	)	174,090	174,090	160,398	160,398
Financial liabilities:
Deposits from banks	(d	)	79,562	79,436	75,127	75,145
Items in the course of collection due to other banks	(a	)	2,221	2,221	2,341	2,341
Customer accounts	(d	)	256,754	256,661	238,684	238,608
Trading portfolio liabilities	(b	)	71,874	71,874	71,564	71,564
Financial liabilities designated at fair value: held on own account	(b	)	53,987	53,987	33,385	33,385
Liabilities to customers under investment contracts	(g	)	84,637	84,637	85,201	85,201
Derivative financial instruments	(b	)	140,697	140,697	137,971	137,971
Debt securities in issue	(e	)	111,137	111,131	103,328	103,294
Repurchase agreements and cash collateral on securities lent	(d	)	136,956	136,956	121,178	121,178
Subordinated liabilities	(f	)	13,786	13,976	12,463	13,610

Notes

(a)	Fair value approximates carrying value due to the minimal credit losses and short-term nature of the financial assets and liabilities.

(b)	Financial instruments at fair value (including those held for trading, designated at fair value, derivatives and available for sale) are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using a valuation model, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial markets pricing models. Wherever possible these models use as their basis observable market prices and rates including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. Changes to assumptions or estimated levels can potentially impact the fair value of an instrument as reported. The effect of changing these assumptions, for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices, to a range of reasonably possible alternative assumptions, would be to increase the fair value by up to £139m (2005: £121m) or to decrease the fair value by up to £123m (2005: £87m). The decrease in fair value was arrived at by imposing more conservative assumptions in the estimation of valuation model inputs. The increase in fair value was arrived at by taking less conservative assumptions in the estimation of valuation model inputs and less conservative assumptions over the uncertainty of valuation models. These variations in the assumptions have been estimated on a product by product basis and form part of the Bank’s internal control processes over the determination of fair value.

The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model, market data and assumptions or estimates in these are all subject to internal review and approval procedures and consistent application between accounting periods.

The net asset fair value position of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices decreased to £2,814m for the year ended 31st December 2006 (31st December 2005: £2,877m). In many cases these changes in fair values were offset by changes in fair values of other financial instruments, which were priced in active markets or valued by using a valuation technique which is supported by observable market prices or rates, or by transactions which have been realised.

242	Barclays PLC Annual Report 2006

58 Fair value of financial instruments (continued)

(c)	The fair value for loans and advances, and other lending (including reverse repurchase agreements and cash collateral on securities borrowed) is estimated using discounted cash flows, applying either market rates where practicable or, where the counterparty is a bank, rates currently offered by other financial institutions for placings with similar characteristics. In many cases the fair value approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently.

(d)	Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate to their carrying value. The fair value of all other deposits and other borrowings (including repurchase agreements and cash collateral on securities lent) is estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.

(e)	Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

(f)	The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

(g)	The fair value of liabilities to customers under investment contracts approximates carrying value.

The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities.

Barclays PLC Annual Report 2006	243

Notes to the accounts

For the year ended 31st December 2006

59 Segmental reporting

Business segments

The Group reports the results of its operations through eight business segments: UK Banking, Barclaycard, International Retail and Commercial Banking, Barclays Capital, Barclays Global Investors, Barclays Wealth, Barclays Wealth – Closed Life Assurance Business and Head Office and other operations.

UK Banking provides banking solutions to Barclays UK retail and business banking customers. Barclaycard provides credit card services across Europe and the United States. International Retail and Commercial Banking provides banking services to personal and corporate customers in Europe, Africa and the Middle East. Barclays Capital conducts the Group’s investment banking business providing corporate, institutional and government clients with financing and risk management products. Barclays Global Investors provides investment management products and services to international institutional clients. Barclays Wealth provides banking and asset management services to affluent and high net worth clients. Head Office functions and other operations comprise all the Group’s central function costs and other central items including businesses in transition.

During 2006 Barclays realigned a number of reportable business segments to better reflect the type of client served, the nature of the products offered and the associated risks and rewards. The changes have no impact on the Group Income Statement or Balance Sheet, and are summarised as follows:

The majority of Absa Corporate and Merchant Banking, previously reported in International Retail and Commercial Banking, has been relaunched as Absa Capital and is being managed and reported in Barclays Capital. A number of financial institution, large corporate and property clients previously reported within UK Banking are now managed by and reported in Barclays Capital. Certain portfolios previously reported in UK Banking have been reclassified as businesses in transition and are now centrally managed and reported in Head Office functions and other operations.

The structure remains unchanged for Barclays Global Investors, Barclays Wealth, Barclays Wealth – closed life assurance activities and Barclaycard.

All transactions between business segments are conducted on an arms length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised treasury function, which deals with the Group’s funding requirements. The funding requirements of each business segment reflects funding at market rates and not internally generated transfer prices and is therefore not separately disclosed within inter-segment net income.

As at 31st December 2006	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Barclays Wealth – closed life assurance activities £m	Head office functions and other operations £m	Total £m

Income from external customers, net of insurance claims	6,253	2,816	3,308	6,206	1,670	1,073	127	142	21,595
Inter-segment income	(30)	121	29	61	(5)	(37)	4	(143)	–

Total income net of insurance claims	6,223	2,937	3,337	6,267	1,665	1,036	131	(1)	21,595

Impairment charge and other credit provisions	(461)	(1,493)	(167)	(42)	–	(2)	–	11	(2,154)

Segment expenses – external	(2,439)	(805)	(2,170)	(3,988)	(940)	(759)	(87)	(1,486)	(12,674)
Inter-segment expenses	(826)	(249)	(26)	(21)	(11)	(62)	(22)	1,217	–
Total expenses	(3,265)	(1,054)	(2,196)	(4,009)	(951)	(821)	(109)	(269)	(12,674)

Share of post-tax results of associates and joint ventures	5	(8)	49	–	–	–	–	–	46

Profit on disposal of subsidiaries, associates and joint ventures	76	–	247	–	–	–	–	–	323

Business segment performance before tax	2,578	382	1,270	2,216	714	213	22	(259)	7,136

Additional information
Depreciation and amortisation	95	45	180	132	13	12	–	114	591
Impairment loss – intangible assets	–	–	5	–	–	–	–	2	7
Capital expenditure(a)	217	99	193	246	406	44	–	166	1,371
Investments in associates and joint ventures	12	89	56	71	–	–	–	–	228
Total assets	139,902	27,628	68,848	657,922	80,515	7,285	7,605	7,082	996,787
Total liabilities	159,503	1,909	37,567	632,208	79,366	26,817	7,499	24,528	969,397

Note

(a)	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

244	Barclays PLC Annual Report 2006

59 Segmental reporting (continued)

As at 31st December 2005	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Barclays Wealth – closed life assurance activities £m	Head office functions and other operations £m	Total £m
Income from external customers, net of insurance claims	5,712	2,635	1,983	4,388	1,318	922	120	255	17,333
Inter-segment income	33	80	–	117	–	–	–	(230)	–

Total income net of insurance claims	5,745	2,715	1,983	4,505	1,318	922	120	25	17,333

Impairment charge and other credit provisions	(327)	(1,098)	(32)	(111)	–	(2)	–	(1)	(1,571)

Segment expenses – external	(2,545)	(816)	(1,343)	(2,952)	(769)	(676)	(105)	(1,321)	(10,527)
Inter-segment expenses	(670)	(162)	(21)	(11)	(10)	(78)	(22)	974	–
Total expenses	(3,215)	(978)	(1,364)	(2,963)	(779)	(754)	(127)	(347)	(10,527)

Share of post-tax results of associates and joint ventures	(3)	1	46	–	1	–	–	–	45

Business segment performance before tax	2,200	640	633	1,431	540	166	(7)	(323)	5,280

Additional information
Depreciation and amortisation	53	41	111	99	10	10	–	117	441
Impairment loss – intangible assets	–	6	3	–	–	–	–	–	9
Capital expenditure(a)	67	165	2,577	294	155	14	–	194	3,466
Investments in associates and joint ventures	31	80	415	20	–	–	–	–	546

Total assets	130,304	25,771	63,556	601,193	80,900	6,094	7,276	9,263	924,357
Total liabilities	143,100	1,559	34,787	576,350	80,115	24,775	7,181	32,060	899,927

Note

(a)	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

Barclays PLC Annual Report 2006	245

Notes to the accounts

For the year ended 31st December 2006

59 Segmental reporting (continued)

As at 31st December 2004	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Barclays Wealth – closed life assurance activities £m	Head office functions and other operations £m	Total £m
Income from external customers, net of insurance claims	5,257	2,586	887	3,455	893	837	90	103	14,108
Inter-segment income	192	(192)	–	63	–	–	–	(63)	–
Total income net of insurance claims	5,449	2,394	887	3,518	893	837	90	40	14,108

Impairment charge and other credit provisions	(188)	(761)	(31)	(106)	–	1	–	(8)	(1,093)

Segment expenses – external	(2,483)	(668)	(585)	(2,267)	(556)	(619)	(143)	(1,215)	(8,536)
Inter-segment expenses	(739)	(139)	(32)	(3)	–	(111)	–	1,024	–
Total expenses	(3,222)	(807)	(617)	(2,270)	(556)	(730)	(143)	(191)	(8,536)

Share of post-tax results of associates and joint ventures	5	4	49	–	(2)	–	–	–	56

Profit on disposal of subsidiaries, associates and joint ventures	42	–	–	–	1	–	–	2	45
Business segment performance before tax	2,086	830	288	1,142	336	108	(53)	(157)	4,580
Additional information
Depreciation and amortisation	62	25	26	73	7	9	–	117	319
Impairment loss – intangible assets	–	4	2	–	–	3	–	–	9
Capital expenditure(a)	137	207	33	146	51	24	–	230	828
Investments in associates and joint ventures	63	–	366	–	–	–	–	–	429

Total assets	114,934	23,367	28,505	353,246	968	5,616	6,425	5,120	538,181
Total liabilities	117,688	1,257	17,754	329,128	486	22,881	6,869	25,354	521,417

Geographic segments
Year ended 31st December 2006				United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims				12,154	2,882	2,840	2,791	928	21,595
Total assets (by location of asset)				406,328	203,929	229,779	44,696	112,055	996,787
Capital expenditure (by location of asset)(a)				569	62	565	136	39	1,371
Year ended 31st December 2005				United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims				10,697	1,995	2,421	1,445	775	17,333
Total assets (by location of asset)				348,703	196,965	230,200	48,803	99,686	924,357
Capital expenditure (by location of asset)(a)				449	119	276	2,586	36	3,466
Year ended 31st December 2004				United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims				9,830	1,793	1,551	348	586	14,108
Total assets (by location of asset)				215,451	115,258	142,655	4,690	60,127	538,181
Capital expenditure (by location of asset)(a)				505	6	259	32	26	828
Note

(a)	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

246	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles

The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the IFRS 2004 comparatives and financial instruments and insurance contracts are accounted for under UK GAAP.

Significant differences between IFRS and US GAAP that are applicable to Barclays are summarised below.

IFRS	US GAAP
Goodwill

From 1st January 2004, goodwill recognised in the IFRS balance sheet is not amortised but tested annually for impairment.

Goodwill previously written off to reserves in accordance with UK GAAP has not been reinstated on the balance sheet.

From 1st January 2002, US GAAP required goodwill not to be amortised but tested annually for impairment.

Goodwill previously written off to reserves in accordance with UK GAAP is recorded on the balance sheet.

Intangible assets other than goodwill
For acquisitions arising after 1st January 2004, intangible assets are recognised as an asset apart from goodwill in accordance with IFRS 3.

From 1st January 2002, intangible assets are recognised as an asset apart from goodwill in accordance with SFAS 141.

As the amortisation of intangible assets is a deductible expense for income tax purposes, US GAAP requires the recognition of a tax amortisation benefit. The tax amortisation benefit is taken to income over an appropriate life.

Pensions

For defined benefit schemes, an actuarial measurement of the scheme obligation and the fair value of the plan assets is made at the end of each year and the difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial gains and losses and past service cost, is recognised as a liability in the balance sheet.

Pension assets and liabilities existing at 1st January 2004 were recognised in full.

For defined benefit schemes, the same actuarial approach used under IFRS is used under SFAS 87. Differences arise in certain assumptions and in the measurement and adoption dates used for calculation purposes.

Under SFAS 158 any unrecognised actuarial losses and past service costs are recognised on the balance sheet through an adjustment to other comprehensive income.

Post-retirement benefits

Post-retirement benefits are assessed actuarially on a similar basis to pension liabilities under IAS 19. From 1st January 2004 these benefits are accrued as a liability in the financial statements over the period of employment.

Under SFAS 106, there are certain differences in the assumptions, measurement and the adoption dates used for calculation purposes.

Under SFAS 158 any unrecognised actuarial losses and past service costs are recognised on the balance sheet through an adjustment to other comprehensive income.

Leasing

The Group has entered into leasing contracts whereby the unavoidable costs in meeting the obligations under the lease exceed the economic benefits expected to be received. Under IFRS a provision for the costs is recognised when the leasehold property ceases to be used in the business or a commitment is made to vacate the property.

For a sale and operating leaseback transaction established at fair value, profit or loss is recognised immediately.

Under US GAAP a provision is only recognised at the time the leasehold property is actually vacated.

Regardless of whether a finance or operating leaseback has occurred, if the seller retains more than minor but less than substantially all of the use of the asset, profit in excess of the present value of minimum lease payments is recognised immediately. The remainder is deferred and amortised in proportion to the related gross rentals over the lease term.

Other compensation arrangements

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met are accrued fully on the date of the grant.

Employer payroll taxes on employee stock-based compensation are recognised over the vesting period.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met are accrued evenly over the period of the grant to date of payout.

Employer payroll taxes on employee stock-based compensation are recognised on exercise date.

Barclays PLC Annual Report 2006	247

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

IFRS		US GAAP

Insurance

Life assurance products that are not classified as insurance contracts are accounted for under IAS 39. Products with sufficient insurance risk to be classified as insurance contracts are accounted for under the Modified Statutory Solvency Basis or similar bases.

Reinsurance contracts that transfer sufficient insurance risk are accounted for as insurance contracts, otherwise they are accounted for under IAS 39. Gains and losses recognised on entering reinsurance contracts are recognised in income.

Under US GAAP, life assurance products are accounted for under SFAS 60, SFAS 97 and SOP 03-01, depending on the nature of the underlying product and the level of insurance risk. This gives rise to measurement and classification differences.

Similar to IFRS, reinsurance contracts that transfer sufficient insurance risk are classified as insurance contracts. Where reinsurance contacts are further classified as Prospective Reinsurance, any gains and losses recognised from the transaction are deferred and amortised over the remaining contact period in proportion to the amount of insurance protection provided.

Revaluation of property

The carrying amount of property, plant and equipment included in the UK GAAP balance at 31st December 2003 has been carried forward into the IFRS balance sheet at 1st January 2004 without adjustment as deemed cost. This results in property being carried either at original cost or at a subsequent valuation less related depreciation, calculated on the revalued amount where applicable.

Revaluations of property are not permitted under US GAAP.

Hedging
As at 1st January 2005, all derivatives were recognised at fair value and adjustments were made to hedged items where appropriate to comply with the IFRS First-time adoption rules for hedge accounting. Where hedges have been designated and documented in compliance with IFRS, hedge accounting has been subsequently applied from that date.	IFRS first-time adoption hedging derivatives adjustments made on the transition to IFRS have been reversed.

In certain instances, positions which achieve hedge accounting under IFRS do not meet hedge accounting conditions under US GAAP, and vice versa. In particular, qualifying IFRS hedge accounting relationships that do not meet the criteria under US GAAP include:

	•	IFRS hedge accounting relationships that are a fair value hedge of the interest rate risk exposure of a portfolio of loans for which the hedged item is designated in terms of an amount of currency rather than as individual loans. US GAAP does not permit this hedge accounting methodology.

	•	IFRS hedge accounting relationships for which no equivalent US GAAP hedge has been designated or that were designated at a later date for US GAAP purposes.

Financial instruments
Financial assets and financial liabilities may be designated at fair value through profit or loss (the ‘fair value option’) where they contain substantive embedded derivatives, where doing so significantly reduces measurement inconsistencies, or where they are managed and evaluated on a fair value basis with a documented risk management or investment strategy and reported to Key Management Personnel on that basis.	US GAAP only permits the ‘fair value option’ for financial assets and liabilities that contain embedded derivatives that otherwise are required to be separated from their host contract. Financial instruments that qualify for the ‘fair value option’ under IFRS but which are not measured at fair value through profit or loss under US GAAP are as follows:
	•	In accordance with SOP 01-6, originated loans are reported at outstanding principal adjusted for any charge-offs, the allowance for loans losses and any deferred origination fees or costs.

	•	Debt, including deposits, is recorded at face value less any discount or plus any premium.

	•	Structured financial liabilities that are not required to be separated into a host contract and a derivative are measured on an amortised cost basis.

	•	In accordance with SFAS 115, available for sale debt securities are measured at fair value with changes in fair value recognised in equity.

	•	Mortgage loans held-for-sale are accounted for at the lower of cost or market value in accordance with SFAS 65.

	•	Contracts that meet the definition of a financial guarantee in accordance with SFAS 133.10(d) are initially measured at fair value and subsequently amortised over the life of the guarantee in accordance with the provisions of FIN 45.

Certain entities have been deemed to be investment companies or broker/dealers in accordance with the specific industry guidance applicable to those entities under US GAAP. The specific industry guidance requires certain financial instruments held within these entities to be measured at fair value through profit or loss.

248	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

IFRS	US GAAP
Foreign exchange on available for sale securities
Changes in the fair value of available for sale debt securities resulting from movements in foreign currency exchange rates are reflected in the income statement as exchange differences.

Under EITF 96-15, as amended by SFAS 133, changes in the value of available for sale debt instruments due to changes in foreign currency exchange rate are carried in shareholders’ equity and transferred to income on sale of the instrument.

Fee and cost recognition

IAS 39 does not consider certain internal costs to be incremental costs directly attributable to the origination of financial instruments and are excluded from effective interest calculations and are taken as an expense to income.

Redemption fees are deferred and amortised on the balance sheet using the effective yield method.

Specific accounting guidance for leveraged leases does not exist under IFRS. Income is recognised on an effective yield basis.

SFAS 91 requires loan origination fees and direct costs (including certain internal costs) to be deferred and amortised over the life of the loan as an adjustment of yield.

Redemption fees are recorded in income as received.

Leveraged leases require income to be recognised only during the period that the net investment in the lease is positive.

Consolidation

Under SIC-12 an SPE is consolidated by the entity that is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the entity or the entity holding the majority of the risks and rewards of the SPE.

The disposal of shares from the Group to a minority shareholder is recorded in the income statement.

In accordance with FIN 46-R Variable Interest Entities (VIEs) are consolidated by the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary. Where an SPE is deemed a ‘Qualifying Special Purpose Entity’ (QSPE), it is not consolidated.

The disposal of shares from the Group to a minority shareholder is recorded directly in equity.

Securitisations

Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. All such loans and advances continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless certain conditions are met.

IFRS allows for the partial derecognition of transferred financial assets where the Group has a continuing involvement in them.

Transfers of financial assets through securitisation are derecognised if the securitisation entity’s activities comply with certain rigorous accounting requirements to be considered a QSPE. If the securitisation entity’s activities are sufficiently restricted to be considered a QSPE, the entity is not consolidated by the seller of the transferred assets.

Where appropriate, upon derecognition a servicing asset/liability and retained interest in the transferred assets is recognised. Any recognised servicing asset/liability is amortised over the period in which the benefits are expected to be received.

US GAAP does not permit the application of ‘continuing involvement’ principles to achieve partial derecognition of transferred financial assets.

Guarantees
All financial guarantees (other than credit derivatives) are initially recognised in the financial statements at fair value on the date that the guarantee was given.	Under FIN 45, only guarantees issued or modified from 1st January 2003 are recognised at inception at fair value as a liability on the balance sheet.
Classification of debt and equity

From 1st January 2005, certain subordinated instruments issued by the Group are treated as equity under IFRS where they contain no present obligation to deliver cash or another financial asset to a holder. If these are held in foreign currency, the instrument is translated into the reporting currency at the exchange rate ruling on the date of issuance.

These instruments are treated as debt instruments under US GAAP and are translated at the rate ruling at the balance sheet date.

Barclays PLC Annual Report 2006	249

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

IFRS	US GAAP

Loans held for sale
Financial instruments are measured as required by IAS 39 and are outside the scope of the measurement provisions of IFRS 5.

Under SOP 06-1 once a decision has been made to sell loans not previously classified as held for sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value. At the time of the transfer into the held-for-sale classification, any amount by which cost exceeds fair value is accounted for as a valuation allowance.

Non-financial instruments
Purchased financial guarantees may be carried at fair value with changes in fair value recognised in the income statement.	All purchased financial guarantees not meeting the definition of a derivative are measured on an accrual basis.

Disposal of foreign subsidiaries, associates and joint ventures

Under IAS 21 the exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders’ equity and recycled to the income statement on disposal or partial disposal of the operation. Under the transition rules contained within IFRS 1 the requirement applies to translation currency gains and losses arising after 1st January 2004.

The requirements outlined in SFAS 52 in relation to translation gains and losses of a foreign operation are the same as IAS 21. However, the requirements apply to all gains and losses arising from acquisition of the foreign operation.
Taxation

Profit before tax and the tax charge includes tax at the effective tax rate on certain transactions.

Under IFRS the deferred tax asset on share-based compensation schemes is calculated using the intrinsic value of outstanding share awards at the balance sheet date. The associated income tax credit is capped by the fair value of the award multiplied by the statutory tax rate, any excess is recorded in reserves.

Income before tax and the tax charge do not include such tax adjustments.

The deferred tax asset on share compensation schemes is calculated on the fair value of share awards on the date of issue, with adjustments made for the number of options expected to exercise. Deferred tax excesses or shortfalls are only taken to reserves upon exercise of an award.

Earnings per share

Basic earnings per share (EPS) is net income divided by the weighted average shares in issue during the period. Diluted EPS reflects the effect that potential ordinary shares in the form of existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares and adjusting income where appropriate.

The basic and diluted US GAAP EPS differs from IFRS EPS to the extent that net income under US GAAP differs and the windfall tax benefit/deficiency to be recognised in additional paid in capital is included in the assumed proceeds used to determine the number of potential ordinary shares.
Acceptances
Acceptances are bills of exchange that the drawee has agreed responsibility for payment. They are not recognised on the balance sheet.	Acceptances and the related customer liabilities are recognised on the balance sheet.
Non-cash collateral
Where a transferee sells collateral pledged to it, IFRS requires recognition of the proceeds from the sale and a liability measured at fair value for its obligation to return the collateral.	Where a transferee receives collateral that it has a right to on sell or on pledge, a liability is recognised when the collateral is received.
Netting

Financial assets and liabilities are offset and reported net in the balance sheet if, and only if, there is currently a legally enforceable right to set off the recognised amounts, and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously.

US GAAP permits netting in relation to long and short positions in securities and derivative assets and liabilities subject to a master netting agreement between two counterparties.

250	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 31st December 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported and have been provided on page 254.

IFRS (2004 only)	US GAAP (2004 only)
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

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value, and the resultant profits and losses are included in dealing profits.

Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

SFAS 133 requires all derivatives to be recorded at fair value as adjusted by the requirements of EITF 02-03. If certain conditions are met then the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. The change in value of the fair value hedge is recorded in income along with the change in fair value of the hedged asset or liability. The change in value of a cash flow hedge is recorded in other comprehensive income and reclassified to income as the hedged cash flows affect earnings. The change in the value of a net investment hedge is recorded in the currency translation reserve and only released to income when the underlying investment is sold. With a limited number of exceptions, Barclays has chosen not to update the documentation of derivative hedges to comply fully with the requirements of SFAS 133.

Certain terms and conditions of hybrid contracts which themselves would be standalone derivatives are bifurcated from the underlying hybrid contract and fair valued if they are not clearly and closely related to the contract in which they are contained. These are referred to as embedded derivatives.

Fair value of securities

Positions in investment debt securities and investment equity shares are stated at cost less any provision for impairment. The cost of dated investment securities is adjusted for the amortisation of premiums or discount on purchase over the period to redemption. Investment securities are those intended for use on a continuing basis by the Group.

Under SFAS 115, debt and marketable equity securities are classified as one of three types. Trading securities are carried at fair value with changes in fair value taken through profit and loss; held to maturity debt securities are carried at amortised cost where there is the ability and intent to hold to maturity; available for sale securities that are held for continuing use in the business are carried at fair value with movements in fair value recorded in shareholders’ equity. Declines in fair value below cost that are deemed other-than-temporary impairment are recognised on the held to maturity and available for sale categories and are reflected in the profit and loss account.

Non-marketable securities held by investment companies are carried at fair value with movements in fair value recorded in net income.

Loan origination

Fee income relating to the origination of loans is recognised in the profit and loss account to match the cost over the period in which the service is provided, together with a reasonable profit margin.

The cost of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the profit and loss account as a reduction to interest receivable as incurred.

SFAS 91 requires loan origination fees and incremental direct costs of loan origination to be deferred and amortised over the life of the loan as an adjustment to interest income.
Extinguishment of liabilities
Under FRS 5, a liability is extinguished if an entity’s obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur. Satisfaction would encompass an ‘in-substance’ defeasance transaction where liabilities are satisfied from the cash flows arising from essentially risk free assets transferred by the debtor to an irrevocable defeasance trust.	Under SFAS 140, a debtor may derecognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor. SFAS 140 does not allow for the derecognition of a liability by means of an ‘in-substance’ defeasance transaction or if it is no longer believed likely that the liability will be settled.

Any adjustments included in the reconciliations of IFRS to US GAAP provided on pages 254 to 270 and pages 284 and 285 that are not described above have arisen from refinements of methodology arising from the Group’s conversion to IFRS.

Barclays PLC Annual Report 2006	251

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

Applicable developments in US GAAP

SFAS 155: Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155), an amendment to SFAS 140 and SFAS 133. SFAS 155 permits entities to elect to measure at fair value through earnings any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. This fair value election is made on an instrument-by-instrument basis and is irreversible. It is available for all hybrid instruments that exist as of the date of adoption of the standard as well as new instruments issued or acquired after the date of adoption.

SFAS 155 eliminates a prior restriction on certain passive types of derivatives that a qualifying special purpose entity is expected to hold.

As permitted by SFAS 155, the Group has adopted the fair value election from 1st January 2006. The impact of the adoption of SFAS 155 is a credit to retained earnings of £251m (£176m net of tax) comprising gross losses of £267m and gross gains of £518m, determined on an instrument by instrument basis.

For additional information on SFAS 155, see Note (k) on page 264.

SFAS 123-R: Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (R) (SFAS 123-R) was issued on 16th December 2004. SFAS 123-R requires that entities recognise an expense for employee stock options and other forms of stock-based compensation based on the fair value of the options.

The statement applies as of the beginning of the interim or annual reporting period starting after 15th June 2005. Barclays has adopted SFAS 123-R using Modified Prospective Application where SFAS 123-R applies to new awards and to awards modified, repurchased, or cancelled after 1st January 2006. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP for the year ended 31st December 2006.

SFAS 154: Accounting Changes and Error Corrections

Statement of Financial Accounting Standards No. 154 (SFAS 154) issued in May 2005 replaces APB 20 and SFAS 3 and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and requires the retrospective application to prior periods’ financial statements of such changes.

SFAS 154 also requires that a change in depreciation, amortisation or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements.

The statement is effective for accounting changes and correction of errors made in fiscal years beginning after 15th December 2005, although it has not been applicable to Barclays.

SFAS 158: Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

The standard requires the recognition in the statement of financial performance of the overfunded or underfunded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation.

Actuarial gains and losses and prior period service costs and credits are recognised as a component of other comprehensive income and taken to income under the recognition and amortisation provisions of SFAS 87 and SFAS 106. Defined benefit plan assets and defined benefit plan obligations are required to be measured at the date of the statement of financial position. Additional information is required to be disclosed on certain effects on net periodic benefit cost that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

The requirement to recognise the funded status of a defined benefit post-retirement plan and the related disclosure requirements is effective for fiscal years ending after 15th December 2006. Retrospective application is not required.

The Group has adopted the recognition provisions of SFAS 158 as at 31st December 2006. The impact of adoption for the Group’s defined benefit pension schemes is an increase in other liabilities of £860m, a decrease in other assets of £25m and a decrease in other comprehensive income of £885m. Associated deferred tax assets have increased by £258m and deferred tax liabilities have decreased by £8m.

The adoption of the recognition provisions for the Groups post-retirement benefit schemes has resulted in an increase in other liabilities of £66m and a decrease in other comprehensive income of £66m. Associated deferred tax assets have increased by £20m.

For a public entity that measures plan assets and benefit obligations as of a date other than the date of its statement of position, the requirement to change that date to year-end reporting date is applied for fiscal years ending after 15th December 2008 and shall not be applied retrospectively. Earlier application is encouraged. Barclays is considering applying the change in measurement date from 30th September to 31st December for the UKRF and certain post-retirement benefit schemes in 2007.

The expected impact of adoption of the measurement provisions of SFAS 158 for the Group’s pension schemes as at 1st January 2007 is a decrease in retained earnings of approximately £35m, a decrease in other liabilities of approximately £350m and an increase in other comprehensive income of approximately £390m as at 1st January 2007.

The impact of adoption of the measurement provisions of SFAS 158 on the Group’s post retirement benefit schemes is not expected to be significant as at 1st January 2007.

For additional information on SFAS 158 see Note (c) on page 257.

252	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

SFAS 156: Accounting for Servicing of Financial Assets

Statement of Financial Accounting Standards No. 156 (SFAS 156) was issued in March 2006. SFAS 156 amends SFAS 140 to require that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose the subsequent measurement of separately recognised servicing assets and servicing liabilities either using amortisation method or fair value method.

SFAS 156 also permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognised servicing rights, without impacting the treatment of other available for sale securities under SFAS 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

The statement is effective as of the beginning of its first fiscal year beginning after 15th September 2006. The impact of SFAS 156 on the Group’s US GAAP position is expected to be immaterial.

FIN 48: Accounting for Uncertainty in Income Taxes

FASB Interpretation No. 48 (FIN 48) was issued in June 2006. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In recognising a tax position, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. A tax position that is recognised is then measured at the largest amount of benefit that is greater than 50 percent likely of being realised upon ultimate settlement.

This Interpretation is effective for fiscal years beginning after 15th December 2006. The impact of the interpretation on the Group’s US GAAP position is expected to be immaterial.

SFAS 157: Fair Value Measurements

Statement of Financial Accounting Standards No. 157 (SFAS 157) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (US GAAP) and expands disclosures about fair value measurements. While this SFAS 157 does not require any new fair value measurements, it is possible that the application of SFAS 157 will change current practice and introduce new differences between IFRS and US GAAP. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15th November 2007. Barclays is assessing the impact of the standard on the Group’s US GAAP position.

SFAS 159: The Fair Value Option for Financial Assets and Liabilities

Statement of Financial Accounting Standards No. 159 (SFAS 159) was issued on 15th February 2006 and provides companies with an option to report selected financial assets and liabilities at fair value.

SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107.

The statement is effective as of the beginning of an entity’s first fiscal year beginning after 15th November 2007. Barclays is assessing the impact of the standard on the Group’s US GAAP position.

Barclays PLC Annual Report 2006	253

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

	Notes		2006 £m	2005 £m	2004 £m
Profit attributable to equity holders of the parent (IFRS)			4,571	3,447	3,254
Goodwill	(a	)	(8)	–	(2)
Intangible assets	(b	)	(127)	(121)	(137)
Pensions	(c	)	(106)	(202)	(14)
Post-retirement benefits	(c	)	(17)	(1)	20
Leasing			(342)	(136)	n/a
Other compensation arrangements			66	44	54
Insurance			(96)	(35)	(95)
Revaluation of property			85	9	11
Hedging	(l	)	(76)	(208)	n/a
Derivatives			n/a	n/a	(364)
Financial instruments			52	(417)	n/a
Fair value of securities			n/a	n/a	80
Foreign exchange on available for sale securities	(j	)	349	185	428
Fee and cost recognition			31	58	(180)
Loan origination			n/a	n/a	(66)
Consolidation	(m	)	(33)	(22)	68
Securitisations	(n	)	(48)	204	21
Guarantees			(9)	(25)	(10)
Business combinations	(i	)	–	–	13
Software capitalisation			–	–	(15)
Extinguishment of liabilities			n/a	n/a	(32)
Classification of debt and equity			58	(57)	–
Impairment			–	(24)	–
Loans held for sale			(11)	–	–
Non-financial instruments			1	18	–
Disposal of foreign subsidiaries			(34)	–	–
Tax effect on IFRS/US GAAP reconciling items			12	215	(2)
Net income (US GAAP)			4,318	2,932	3,032

Barclays PLC Group			p	p	p

Basic earnings per 25p ordinary share	(f	)	67.9	46.3	47.5
Diluted earnings per 25p ordinary share	(f	)	66.5	44.7	46.8

			2006 £m	2005 £m
Shareholders’ equity excluding minority interests (IFRS)			19,799	17,426
Goodwill	(a	)	533	563
Intangible assets	(b	)	(694)	(573)
Pensions	(c	)	324	1,224
Post-retirement benefits	(c	)	(32)	51
Leasing			(342)	–
Other compensation arrangements			176	104
Insurance			(33)	62
Revaluation of property			(136)	(221)
Hedging	(l	)	295	254
Financial instruments			(91)	(424)
Fee and cost recognition			62	30
Consolidation	(m	)	9	51
Securitisations	(n	)	307	355
Guarantees			(3)	6
Classification of debt and equity			179	116
Loans held for sale			(11)	–
Non-financial instruments			(3)	(4)
Tax effect on IFRS/US GAAP reconciling items			(307)	(559)
Shareholders’ equity (US GAAP)			20,032	18,461

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 31st December 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

254	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

The following table provides the Group’s balance sheet on an IFRS presentation for 2006 and 2005, incorporating those adjustments required under US GAAP that are discussed on pages 247 to 251.

	2006 £m	2005 £m
Assets
Cash and balances at central banks	7,345	3,908
Items in the course of collection from other banks	2,408	2,017
Trading portfolio assets	278,941	243,000
Financial assets designated at fair value	10,935	–
Derivative financial instruments	41,506	40,306
Loans and advances to banks	30,927	31,105
Loans and advances to customers	301,453	288,963
Financial investments	63,189	55,403
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398
Other assets	17,263	15,557
Total assets	928,057	840,657
Deposits from banks	75,455	69,389
Items in the course of collection due to other banks	2,221	2,341
Customer accounts	270,313	253,252
Trading portfolio liabilities	143,084	150,263
Financial liabilities designated at fair value	28,452	–
Derivative financial instruments	43,890	42,607
Debt securities in issue	136,548	125,600
Repurchase agreements and cash collateral on securities lent	168,582	141,760
Other liabilities	18,677	18,099
Subordinated liabilities	13,957	12,753
Total liabilities	901,179	816,064
Shareholders’ equity excluding minority interest	20,032	18,461
Minority interests	6,846	6,132
Total shareholders’ equity	26,878	24,593
Total liabilities and shareholders’ equity	928,057	840,657

Segmental analysis of the Group is provided in Note 59, Segmental analysis. The significant differences for each segment under US GAAP are in respect of netting adjustments as disclosed in Note 60 (p), consolidation adjustments as disclosed in Note 60 (m) and the securitisation adjustment as disclosed in Note 60 (n). The impact of these adjustments is to decrease the total assets of Barclays Capital by £86,558m (2005: decrease by £89,042m), increase the total assets of Barclays Global Investors by £13,448m (2005: increase by £9,669m), decrease the total assets of Barclaycard by £5,455m (2005: decrease by £6,390m).

Barclays PLC Annual Report 2006	255

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(a) Goodwill

The Group annually reviews the carrying value of its goodwill for impairment based on expected future earnings. In 2006 and 2005, there was no impairment to goodwill under US GAAP.

In 2004, goodwill recorded by the Group under US GAAP included amounts related to interests acquired following the restructuring of businesses to which the Group had previously advanced funds. The Group identified an excess in the carrying value of the reporting units over their implied fair value and recorded an impairment charge of £56m. The impairment was based on revised cash flow projections which were lower than forecasted due to going concern issues within these businesses. Further, a partial write-down of £12m was recorded in 2004 in relation to a Group entity acquired prior to 1st January 1998 in respect of which the goodwill had been previously written off to reserves under UK GAAP. The impairment was due to achieved cash flows being lower than those required to support the carrying value of goodwill.

The current carrying value of goodwill for US GAAP purposes has been allocated to the reportable business clusters of the Group:

2006		At beginning of year £m	Reallocation between clusters £m	Additions £m	Disposals £m	Exchange and other £m	2006 £m
UK Banking		2,775	–	–	(4)	(2)	2,769
Barclays Wealth		548	–	–	–	–	548
International Retail and Commercial Banking		1,764	(89)	14	–	(267)	1,422
Barclaycard		372	–	–	–	(15)	357
Barclays Capital		26	89	55	–	(17)	153
Barclays Global Investors		258	–	376	(10)	(10)	614
Head office functions and other operations		18	–	–	–	(6)	12
Goodwill		5,761	–	445	(14)	(317)	5,875

2005			At beginning of year £m	Reallocation between clusters £m	Additions £m	Exchange and other £m	2005 £m
UK Banking			2,760	14	1	–	2,775
Wealth Management			548	–	–	–	548
International Retail and Commercial Banking			448	–	1,253	63	1,764
Barclaycard			336	–	24	12	372
Barclays Capital			42	(16)	–	–	26
Barclays Global Investors			116	(6)	139	9	258
Head office functions and other operations			10	8	–	–	18
Goodwill			4,260	–	1,417	84	5,761

(b) Intangible assets
2006	Core deposit intangible £m	Brand £m	Customer lists £m	Mortgage servicing rights £m	Licences and other contracts £m	Other software £m	2006 £m
Cost or valuation
At beginning of year	706	121	692	–	137	32	1,688
Acquisitions/disposals as a result of business combinations	–	–	–	114	2	–	116
Additions	–	–	–	16	10	–	26
Fully amortised assets written off	–	–	(52)	–	–	–	(52)
Exchange/other	(38)	(19)	(27)	(8)	(6)	(1)	(99)
Cost carried forward	668	102	613	122	143	31	1,679
Accumulated amortisation and impairment
At beginning of year	(359)	(9)	(192)	–	(17)	(10)	(587)
Amortisation charge for year	(95)	(13)	(90)	(11)	(2)	(6)	(217)
Impairment charge	–	–	–	–	–	–	–
Fully amortised assets written off	–	–	52	–	–	–	52
Exchange/other	(2)	2	(37)	1	3	–	(33)
Amortisation carried forward	(456)	(20)	(267)	(10)	(16)	(16)	(785)
Net book value 2006	212	82	346	112	127	15	894
Weighted average amortisation period for additions (months)	–	–	–	48	20	–

256	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

2005	Core deposit intangible £m	Brand £m	Customer lists £m	Licences and other contracts £m	Other software £m	2005 £m

Cost or valuation
At beginning of year	513	33	313	57	12	928
Acquisitions/disposals as a result of business combinations	186	110	338	2	17	653
Additions	–	–	8	76	3	87
Fully amortised assets written off	–	(25)	–	–	–	(25)
Exchange/other	7	3	33	2	–	45

Cost carried forward	706	121	692	137	32	1,688

Accumulated amortisation and impairment
At beginning of year	(284)	(29)	(129)	(6)	(4)	(452)
Amortisation charge for year	(80)	(7)	(58)	(9)	(6)	(160)
Impairment charge	–	–	–	(1)	–	(1)
Fully amortised assets written off	–	25	–	–	–	25
Exchange/other	5	2	(5)	(1)	–	1

Amortisation carried forward	(359)	(9)	(192)	(17)	(10)	(587)

Net book value 2005	347	112	500	120	22	1,101

Weighted average amortisation period for additions (months)	334	127	332	78	36	–

The amortisation expense for the net carrying amount of intangible assets is estimated to be £214m in 2007, £98m in 2008, £74m in 2009, £63m in 2010 and £49m in 2011.

(c) Pensions and post-retirement benefits

The US GAAP pension disclosures below reflect the following Group pension schemes; the UK Retirement Fund (UKRF), Barclays Capital Staff Pension Plan and Barclays Capital Pension Restoration Plan (Barclays Capital schemes). Together these schemes make up approximately 93% of all the Group’s schemes in terms of assets and actuarial liabilities. The UKRF is composed of the 1964 Pension Scheme, Retirement Investment Scheme, Pension Investment Plan, after work and the Career Average Section.

The provisions of US GAAP have been applied to the UKRF and certain post-retirement benefit schemes based on a measurement date of 30th September, and to the remaining schemes based on a measurement date of 31st December. The impact of the £350m contribution made to the UKRF in the fourth quarter of 2006 (£350m in the fourth quarter 2005) on the funded status of the Group’s pension schemes is shown below.

The components of the pension and post-retirements expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	2006		2005		2004
	Pensions £m	Post- retirement benefits £m	Pensions £m	Post- retirement benefits £m	Pensions £m	Post- retirement benefits £m
Components of net periodic benefit cost (defined benefit schemes)
Service cost	403	1	361	2	319	1
Interest cost	851	7	808	6	692	5
Expected return on plan assets	(926)	–	(818)	–	(738)	–
Amortisation of transition adjustment	–	1	–	1	–	–
Termination benefits(a)	21	–	51	–	–	–
Recognised net actuarial loss	24	4	40	2	27	2
Prior service cost	1	–	–	–	–	–
Net periodic benefit cost	374	13	442	11	300	8

Note

(a)	Termination benefits relate to costs incurred to the UKRF when members are made redundant and are permitted to take enhanced benefits in exchange for a reduced redundancy lump sum.

Barclays PLC Annual Report 2006	257

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The following table presents the estimated funded status of the pension schemes and post-retirement benefits (the latter are unfunded) under US GAAP:

	2006		2005
	Pensions £m	Post- retirement benefits £m	Pensions £m	Post- retirement benefit £m
Change in benefit obligation
Benefit obligation at beginning of year	17,483	131	14,992	100
Service cost	403	1	361	2
Interest cost	851	7	808	6
Plan participants’ contributions	32	–	26	–
Termination benefits	21	–	51	–
Prior period service cost	4	–	4	–
Actuarial (gain)/loss	(336)	–	1,748	23
Benefits paid	(520)	(5)	(470)	(4)
Curtailments	(53)	–	(57)	–
Settlements	(12)	–	(7)	–
Exchange and other	(33)	(6)	27	4
Benefit obligation at end of year	17,840	128	17,483	131
Change in plan assets
Fair value of plan assets at beginning of year	14,802	–	12,540	–
Actual return on plan assets	1,676	–	2,426	–
Employer contribution	370	5	266	4
Plan participants’ contributions	32	–	26	–
Benefits paid	(520)	(5)	(470)	(4)
Settlements	(11)	–	(7)	–
Exchange and other	(27)	–	21	–
Fair value of plan assets at end of year	16,322	–	14,802	–
Funded status – deficit	(1,518)	(128)	(2,681)	(131)
Fourth quarter contribution to UKRF	350	–	350	–
Total deficit	(1,168)	(128)	(2,331)	(131)
Unrecognised transition amount(a)	n/a	n/a	–	5
Unrecognised net actuarial loss(a)	n/a	n/a	2,047	68
Unrecognised prior service cost(a)	n/a	n/a	7	–
Accrued benefit cost	n/a	n/a	(277)	(58)

The minimum liability, intangible asset and other comprehensive income as at the measurement date for the Group’s pension schemes is shown in the table below:

		2006			2005
	Barclays Capital Staff Retirement Plan £m	Barclays Capital Pension Restoration Plan £m	UKRF £m	Barclays Capital Staff Retirement Plan £m	Barclays Capital Pension Restoration Plan £m	UKRF £m
Accumulated Benefit Obligation (ABO)	216	11	15,037	249	12	15,149
Scheme assets at market value	(203)	–	(16,119)	(213)	–	(14,589)
Minimum liablity (excess of ABO over market value of assets)	13	11	–	36	12	560
Net amount recognised	12	(11)	(282)	18	(13)	(282)
Minimum additional liability	25	–	–	54	–	278
Intangible asset	–	–	–	–	–	–
Accumulated other comprehensive income before SFAS 158	25	–	–	54	–	278

Note

(a)	The adoption of SFAS 158 as at 31st December 2006 results in the funded status of the Group’s pension and post-retirement benefit schemes being recognised on the balance sheet.

258	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

	2006
	Pensions £m	Post- retirement benefits £m
The funded status consists of:
Current liabilities	(1)	(5)
Non-current liabilities	(1,167)	(123)

	(1,168)	(128)
Amounts recognised in accumulated other comprehensive income consist of:
Net loss	876	62
Prior service cost	10	–
Net transition obligation	–	4
Accumulated other comprehensive income before deferred tax	886	66
Deferred tax	(266)	(20)
Accumulated other comprehensive income after deferred tax	620	46

The estimated Pension net gains and losses, prior service costs, and transition assets that are expected to be amortised from accumulated other comprehensive income into net periodic benefit cost for 2007 are:

	2006
	Pensions £m	Post- retirement benefits £m
Net loss	–	3
Prior service cost	1	–
Net transition amount	–	–
Total estimated amortisation for 2007 from accumulated other comprehensive income	1	3
A one percentage point change in assumed health care trend rates would have the following effects for 2006:
	2006
	1% increase £m	1% decrease £m
Effect on service and interest cost component	2	(1)
Effect on post-retirement benefit obligation	22	(19)

Barclays PLC Annual Report 2006	259

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

For those pension schemes with an accumulated benefit obligation in excess of plan assets:

	2006
	Pensions £m	Post- retirement benefits £m
Projected benefit obligation	237	128
Accumulated benefit obligation	227	128
Fair value of plan assets	203	–
For those pension schemes with a projected benefit obligation in excess of plan assets:
	2006
	Pensions £m	Post- retirement benefits £m
Projected benefit obligation	17,603	–
Accumulated benefit obligation	15,037	–
Fair value of plan assets	16,119	–

A long-term strategy has been set for the pension plan asset allocation which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns, and some asset classes will be more volatile than others. One of the factors in the choice of a long-term strategy is to ensure that the investments are adequately diversified. The managers are permitted some flexibility to vary the asset allocation from the long-term strategy within control ranges agreed with the Trustee from time to time.

The table below shows the percentage of the fair value of each major category as at the measurement date.

	Barclays Capital Retirement Plan			UKRF (defined benefits only)
	Target 2006%	31/12/06%	31/12/05%	Target 2006%	30/09/06%	30/09/05%

Equity securities	50-70	60	61	45.75	44	50
Debt securities	30-50	38	39	42.25	39	35
Property	0-10	–	–	10.00	13	11
All other assets	0-10	2	–	2.00	4	4

Total	100	100	100	100	100	100

The expected return on assets is determined by calculating a total return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The Group is expected to make contributions of £351m to the UKRF scheme in 2007 and £20m to the Barclays Capital schemes in 2007.

Estimated future benefit payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Pensions £m	Post- retirement benefits £m

2007	474	5
2008	491	5
2009	511	5
2010	531	6
2011	549	6
Years 2012 – 2016	3,168	31

260	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The weighted-average assumptions used to determine net periodic benefit cost for pensions are as follows:

	2006			2005
	Barclays Capital Retirement Plan %	Barclays Capital Restoration Plan %	UKRF %	Barclays Capital Retirement Plan %	Barclays Capital Restoration Plan %	UKRF %
Discount rate	5.50	5.50	5.08	5.75	5.75	5.60
Rate of compensation increase	4.50	4.50	4.30	4.50	4.50	4.30
Expected long-term return on plan assets	8.00	n/a	6.45	8.50	n/a	6.70

The weighted-average assumptions used to determine benefit obligations for pensions are as follows:

	2006			2005
	Barclays Capital Retirement Plan %	Barclays Capital Restoration Plan %	UKRF %	Barclays Capital Retirement Plan %	Barclays Capital Restoration Plan %	UKRF %
Discount rate	6.00	6.00	5.01	5.50	5.50	5.08
Rate of compensation increase	4.50	4.50	4.00	4.50	4.50	4.30
Inflation	2.80	2.80	3.00	2.70	2.70	2.75

A number of additional changes have been made to the assumptions used in valuing the liabilities of the UKRF, including a decrease in the assumed rate of real salary increases to 1% (30th September 2005: 1.55%), a change in the assumption regarding pension increases to recognise the caps and floors which apply to guaranteed pension increases, and the introduction of an explicit allowance for early retirement and commutation. Mortality assumptions remain unchanged from those in force at 30th September 2005.

For measurement purposes, the calculations assume a 10% and 5% annual rate of increase in the per capita cost of covered medical benefits and dental benefits respectively for pensioners in the US at the end of the 2006 year (11% and 5% at the end of 2005). The rate for 2007 is assumed to be 10% and to decrease to 5% over five years to 2012 and remain at that level thereafter. For pensioners in the UK the calculation assumes a 9% increase in the per capita cost of covered medical benefits is adopted for the 2006 year end (10% annual rate as at the end of 2005). The rate for 2007 is assumed to be 8% and to decrease to 5% by 2010 and remain at that level thereafter.

Details of the post-retirement health care expense under IFRS are given in Note 35 to the accounts.

The accounting for the post-retirement benefits charge assumed a discount rate of 5.5% (2005: 5.75%) for US benefits and 5.1% (2005: 5.6%) for UK benefits on a weighted average basis.

(d) Share-based payments

The total equity settled share-based payment cost recognised for US GAAP for 2006 is £640m (2005: £338m, 2004: £204m).

The related tax benefit was £193m (2005: £80m, 2004: £nil).

The tax benefit from share options exercised during the year was £161m (2005: £56m).

(e) Deferred tax

In accordance with SFAS No. 109 ‘Accounting for Income Taxes’, the components of US GAAP deferred tax assets and liabilities are as follows:

	2006 £m	2005 £m
Deferred tax liabilities:
Deferred tax liabilities under IFRS (see Note 21)	282	700
In respect of IFRS/US GAAP reconciling items	175	116
Total deferred tax liabilities	457	816
Deferred tax assets:
Deferred tax assets under IFRS (see Note 21)	764	686
Add: valuation allowance	294	252
In respect of IFRS/US GAAP reconciling items	(137)	(441)
Total deferred tax assets before valuation allowance	921	497
Less: valuation allowance	(294)	(252)
Deferred tax assets less valuation allowance	627	245

Barclays PLC Annual Report 2006	261

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(e) Deferred tax (continued)

The main components of the tax charge attributable to continuing operations are shown in Note 21 to the accounts on pages 180 and 181. Included in the tax effect on net income of IFRS/US GAAP reconciling items for 2006 is a credit amount of £12m relating to deferred tax (2005: credit of £215m).

The valuation allowance relates to the Group’s capital losses and unrelieved overseas tax losses. These assets will be recognised in the future when it becomes more likely than not that they will be utilised.

(f) Earnings per share

	2006			2005			2004
	Income £m	Weighted average share no. (in millions)	Per-share amount pence	Income £m	Weighted average share no. (in millions)	Per-share amount pence	Income £m	Weighted average share no. (in millions)	Per-share amount pence
Basic earnings per share
US GAAP net income attributable to equity holders of the parent	4,318	6,357	67.9	2,932	6,337	46.3	3,032	6,381	47.5
Dilutive impact of convertible options	(21)			(32)			–
Potential shares		106			149			99

Diluted earnings per share	4,297	6,463	66.5	2,900	6,486	44.7	3,032	6,480	46.8

Upon adoption of IFRS, the Group amended the methodology for the calculation of potential shares and the dilutive impact of convertible options. Had this change been reflected in the US GAAP diluted earnings per share for 2004, the impact would have been a 0.4p decrease.

(g) Securities

Unlisted investment equity securities are outside the scope of SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. Where the securities are held by an investment company within the Group, the securities are carried at fair value.

All investment securities are classified as being ‘available for sale’ unless the Group has a clear intention and ability to hold them to maturity. Other securities are classified as trading securities.

The following table shows the gross unrealised losses and fair value for available for sale and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position at 31st December 2006.

	Less than 12 months		12 months or more		Total
Description of securities	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m
United Kingdom government	714	(3)	–	–	714	(3)
Other government	5,156	(54)	4,632	(127)	9,788	(181)
Other public bodies	8	–	10	(1)	18	(1)
Mortgage-backed securities	138	–	37	(3)	175	(3)
Corporate issuers	3,728	(10)	604	(1)	4,332	(11)
Bank and building society certificates of deposits	6,824	(26)	–	–	6,824	(26)
Other issuers	28	–	26	(1)	54	(1)

Total	16,596	(93)	5,309	(133)	21,095	(226)

The Group performs a review of each individual available for sale and held-to-maturity security on a regular basis to determine whether any evidence of other-than-temporary impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the security for such sufficient time to allow for any anticipated recovery in fair value.

Under US GAAP, 540 (2005: 177) available for sale and held-to-maturity debt securities had unrealised losses as at 31st December 2006. Based on a review performed at 31st December 2006, management believes that the unrealised losses are temporary in nature. The unrealised losses are due to market movements in interest rates. The credit quality of the bond issuers remains strong with 100% rated as investment grade or higher and the Group has the ability and intent to hold these positions until recovery.

262	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(g) Securities (continued)

Held-to-maturity securities

	2006			2005
Description of securities	Book value £m	Unrealised gain/(loss) £m	Fair value £m	Book value £m	Unrealised gain/(loss) £m	Fair value £m
Mortgage-backed securities	1,082	1	1,083	2,099	2	2,101
Other issuers	1,867	(3)	1,864	3,488	1	3,489
Total	2,949	(2)	2,947	5,587	3	5,590

The gross unrealised losses on the held to maturity securities amounted to £5m at 31st December 2006 (2005: £4m).

	2006 Book value				2006 Fair value
Description of securities	Maturing within one year £m	Maturing after one but within five years £m	Maturing after five but within ten years £m	Maturing after ten years £m	Maturing within one year £m	Maturing after one but within five years £m	Maturing after five but within ten years £m	Maturing after ten years £m
Mortgage-backed securities	324	585	14	159	324	586	14	159
Other issuers	925	747	99	96	922	746	100	97
Total	1,249	1,332	113	255	1,246	1,332	114	256

(h) Loan loss impairment

SFAS 114 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases. At 31st December 2006, the element of impaired loans outside the scope of SFAS 114 amounted to £3,583m (2005: £3,336m).

In accordance with SFAS 114, the Group’s total impaired loans being non-performing, less impaired loans outside the scope of SFAS 114, amount to £1,459m at 31st December 2006 (2005: £1,874m). Credit risk provisions of £674m, estimated in accordance with SFAS 114, were held against these loans (2005: £935m). The average level of such impaired lendings in 2006 was £1,706m (2005: £1,661m).

Where cash received represents the realisation of security, or there is doubt regarding the recovery of a loan, such receipts are treated as repayments of the loan principal. Otherwise, cash received in respect of impaired loans is recognised as interest income. Estimated interest income which was recognised in 2006 on impaired loans within the scope of SFAS 114 was £52m (2005: £13m, 2004: £24m).

SFAS 114 modifies the accounting for in-substance foreclosure, in that collateralised debts where the Group takes physical possession of the collateral, regardless of formal insolvency procedures, would be reclassified as if the collateral had been acquired for cash. At 31st December 2006, under US GAAP, the amount of collateral recorded at the lower of the book value of the debt or the fair value of the collateral that would be reclassified as ‘property, plant and equipment’ was £12m (2005: £nil) and as debt and equity instruments was £nil (2005: £57m).

Mortgage loans of £10,856m (2005: £nil) are included within loans and advances to customers which are held with the intention of resale. During the year £9,483m (2005: £nil) of loans were sold generating a net profit of £74m (2005: £nil, 2004: £31m).

(i) Business combination

In 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations and created FirstCaribbean International Bank. Until disposal on 22nd December 2006, under both IFRS and US GAAP, Barclays accounted for the resulting interest as an associate. At the time of the combination, a gain of £206m was generated under both UK and US GAAP, the gain being recorded in equity for UK GAAP but in the income statement under US GAAP (APB 29 and EITF 01-02). The net assets of the business transferred by Barclays to the new entity were not materially different under US GAAP.

In 2004, an adjustment of £13m was made to the gain of £206m, which was also recorded in the income statement under US GAAP.

Barclays PLC Annual Report 2006	263

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(j) Foreign exchange differences on available for sale (AFS) debt securities

Under IFRS the translation of foreign currency denominated AFS debt securities into the functional currency of the legal entity in which they are held is recognised directly in the income statement. For US GAAP these movements are reported in shareholders’ equity.

The pre-tax credit of £349m (2005: £185m, 2004: £428m) represents the reclassification of this amount from the income statement into shareholders’ equity for US GAAP.

(k) Hybrid Financial Instruments

In 2006 a fair value loss of £953m is recorded in the income statement in regards to using the option in SFAS 155 to record hybrid financial instruments at fair value under US GAAP.

(l) Hedging

The US GAAP hedging adjustment results in a decrease in income of £76m (2005: £208m, 2004: n/a). Of this, £85m (2005: £69m, 2004: n/a) relates to the reversal of IFRS transition adjustments and the inclusion of SFAS 133 transition adjustments and £(9)m (2005: £139m, 2004: n/a) relates to ongoing hedging differences.

(m) Consolidation

Differences in the consolidation criteria betwen US GAAP and IFRS result in an increase in total assets of £12,217m (2005: increase of £4,268m).

Under US GAAP, the Group consolidates entities in which it has a controlling financial interest. This is determined by initially evaluating whether the entity is a voting interest entity, a VIE, or a QSPE.

Certain mortgage loan securitisation entities are consolidated under IFRS and US GAAP. The financial assets of these entities are fully recognised under US GAAP whereas under IFRS they are only recognised to the extent of the Group’s continuing involvement. This derecognition difference results in greater total assets under US GAAP.

Entities that qualify as qualifying special purpose entities (QSPEs) under SFAS 140 and therefore are outside the scope of FIN 46(R) are not consolidated. This exemption from consolidation is not permitted under IFRS and as a consequence the entities are consolidated under IAS 27 and SIC-12.

Barclays consolidates certain investment entities under IFRS that are not consolidated under US GAAP. Consolidation is appropriate under IFRS due to Barclays’ control over the operating and financial policies of the entity. These entities are variable interest entities (VIEs) under FIN 46(R) and are not consolidated as Barclays is not exposed to the majority of the entities’ expected losses and residual returns.

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

Variable interest entities

As defined in FIN 46-R, an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest described above. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

VIEs are consolidated by the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

The business activities within the Barclays Group where VIEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management.

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

Asset securitisations

The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely upon funding in the form of notes to purchase the assets for securitisation. The Group provides both senior and/or junior lending and derivative contracts to the entities, where junior notes are provided and in certain circumstances where derivative contracts are provided, the Group may be the primary beneficiary of the entity.

264	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(m) Consolidation (continued)

Client intermediation

As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions may involve entities that fall within the scope of FIN 46-R structured by either Barclays or the client and that are used to modify cash flows of third-party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks. These transactions may include derivative instruments, and often contain contractual clauses to enable Barclays to terminate the transaction under certain circumstances, for example, if the legal or accounting basis on which the transaction was completed changes. In addition, Barclays invests as a limited partner in lessor partnerships and as a parent in wholly owned subsidiaries specifically to acquire assets for leasing. In a portion of these leasing transactions, there may be risk mitigants in place which result in a third-party consolidating the entities as the primary beneficiary.

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

Asset realisations

The Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial loss.

Fund management

The Group provides asset management services to a large number of investment entities on an arms-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private debt, debt securities or hedge fund investment strategies.

The Group is the primary beneficiary in the following VIEs, classified by type of activity:

	2006	2005
Activity	Total assets £m	Total assets £m
Asset securitisations	15,614	13,750
Multi-seller conduit programmes	15,389	17,260
Client intermediation	8,655	4,451
Credit structuring	678	641
Asset realisations	51	49

The creditors of these entities do not have recourse to the general credit of the Group in respect of the variable interest entities consolidated by the Group.

The Group also has significant variable interests in the following VIEs, classified by type of activity, where the Group is not the primary beneficiary.

	2006		2005
	Total assets £m	Maximum loss(a) £m	Total assets £m	Maximum loss(a) £m
Asset securitisations	3,244	62	5,746	221
Client intermediation	12,622	1,999	11,298	3,284
Credit structuring	778	577	313	8
Fund management	–	–	6,158	3,222

Qualifying Special Purpose Entities (QSPEs)

In accordance with SFAS 140 and FIN 46-R, the Group does not consolidate QSPEs. QSPEs are passive entities used by the Group to hold financial assets transferred to them by the Group and are commonly used in mortgage and other securitisation transactions as described in Note 60 (n) below.

Note

(a)	The maximum exposure to loss represents a ‘worst case’ scenario in the event that all such entities simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the Group’s risk management framework. Where a maximum exposure to loss is quoted, this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in the value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.

Barclays PLC Annual Report 2006	265

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(n) Securitisations

Credit card securitisations

The Group transfers beneficial interests in portfolios of Barclaycard branded credit card receivable assets to Gracechurch Receivables Trustee Limited, which in turn issues investor certificates to Barclaycard Funding PLC, a subsidiary of Barclays Bank PLC. By purchasing the investor certificates, Barclaycard Funding PLC obtains an equitable beneficial interest in the cash flows arising from the securitised assets and then issues Medium Term Loan Notes to the Gracechurch Card Funding vehicles which are Qualifying Special Purpose Entities (‘QSPEs’).

QSPEs sell Loan Notes to investors, who are then entitled to receive specified cash flows during the life of the security. The QSPEs use the proceeds from the sale of the investor Loan Notes to purchase the Medium Term Loan Notes from Barclaycard Funding PLC. The proceeds of the issuance of the investor certificates by Gracechurch Receivables Trustee Limited are then distributed to the Group as consideration for the beneficial interests in the credit card receivables transferred.

Following a securitisation, the Group receives fees for servicing the receivables and providing cash management services and payment of deferred consideration for the sale of the beneficial interest in the excess income over and above the interest paid and payable to the noteholder and other expenses. The Group maintains an interest in the pool of receivables that are available for securitisation, referred to as the seller’s interest.

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

The servicing liability represents the shortfall of future servicing income from the Group’s obligation to service the transferred assets compared to the adequate compensation of servicing those assets. The servicing liability is amortised over the expected life of the receivables.

Credit card securitisation activity during the year

During 2006, the Group securitised credit card receivables with a book value of £112m (2005: £3,497m) recognising a resultant pre-tax gain on sale under US GAAP of £7m (2005: £174m, 2004: £38m). The Group has recognised an interest only strip asset and a servicing liability in connection with the transfer.

The derecognition of the securitised assets results in a reduction in net loans and advances to customers of £5,511m (2005: £6,648m).

Mortgage loans securitisation

In 2004, Barclays acquired and then securitised 10 static pools of residential mortgage loans which were originated by unaffiliated mortgage companies. Certain of these securitisations were affected through the sale of mortgage loans to QSPEs. During 2005, Barclays acquired and then securitised an additional 10 pools of residential mortgage loans; however, these securitisations did not qualify for sale accounting and are treated as financing transactions.

To fund the acquisition of these mortgage loans, the trust issued Floating Rate Notes (FRNs). The FRNs were underwritten by Barclays and sold to third-party investors. The offering circulars for the issues of FRNs stated that they are the obligations of the respective trust only and are not guaranteed by, or the responsibility of, any other party. A call right is held by the originator with the right to liquidate the trust if the principal balance of the mortgage shares has fallen below 10% of their initial amount, provided all obligations under the bonds can be satisfied in full.

Mortgage loan securitisation activity during the year

During 2006, 17 whole loans and 4 commercial mortgage loan pools were acquired and securitised. Of these, 9 whole loans and 4 commercial mortgage loan transactions qualified for sale accounting, and therefore non-returnable proceeds of these securitisations totalled £7,887m (2005: £nil). There was a gain of £41m (2005: £nil, 2004: £25m) arising from the sale of 4 commercial mortgage loan pools.

The retained interests that are subject to prepayment risk such that the Group may not recover substantially all of its investment are recorded at fair value with subsequent adjustments reflected in net income. The remaining eight securitisations did not qualify for sale accounting and are treated as financing transactions.

266	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(n) Securitisations (continued)

Interest only strip

The movement in fair value of retained interests during the year is as follows:

	2006	2005	2006	2005
	Mortgage loans £m	Mortgage loans £m	Credit card receivables £m	Credit card receivables £m

Value at 1st January	18	171	191	117
Value at inception of new securitisations	55	–	4	98
Transfer to net income	–	–	(84)	(24)
Cash flow from interests retained/sold	(17)	(173)	–	–
Foreign exchange differences	(3)	20	–	–

Value at 31st December	53	18	111	191

Key economic assumptions used in measuring the interest only strip at the time of the securitisation were as follows:

	2006		2005	2006		2005
	Mortgage loans		Mortgage loans	Credit card receivables		Credit card receivables

Fair value of interest only strip at inception of new securitisations	£55	m	–	£4	m	£98	m
Constant prepayment rate per annum	30%		–	100%		100%
Credit losses per annum(a)	3%		–	8.5%		6.5%
Discount rate	18%		–	5.5%		5.0%

Servicing liabilities

The following table shows the servicing liabilities recognised and amortised during the year:

	2006	2005
	Credit card receivables £m	Credit card receivables £m

Balance at 1st January	70	45
Additions	1	37
Amortisation for the year	(41)	(12)

Balance at 31st December	30	70

The fair value of the servicing liability for credit card receivables is £30m (2005: £70m).

Servicing assets

The following table shows the servicing assets recognised during the year:

	2006	2005
	Mortgage loans £m	Mortgage loans £m

Balance at 1st January	–	–
Additions	33	–
Amortisation for the year	–	–

Balance at 31st December	33	–

The fair value of the servicing asset for mortgage loans is £33m (2005: £nil).

The cash flows between the Group and the securitisation vehicles were as follows:

	2006	2005	2006	2005
	Mortgage loans £m	Mortgage loans £m	Credit card receivables £m	Credit card receivables £m

Proceeds from new securitisations	–	–	112	3,497
Proceeds from collection reinvested in receivables	–	–	15,709	11,151
Cash inflow from servicing fees	–	–	47	32
Cash inflow on interests retained/sold	17	173	387	291
Cash outflow from redemptions	–	–	(1,228)	–
Cash inflow from loan repayments	–	–	5	–

Note

(a)	Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

Barclays PLC Annual Report 2006	267

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(n) Securitisations (continued)

Interest only strip at year end

At 31st December 2006, key economic assumptions and a sensitivity analysis showing the hypothetical effect on the fair value of those interests of two unfavourable variations from the expected levels for each key assumption are as follows:

	2006 Mortgage loans £m	2006 Credit card receivables £m
Fair value of interest only strip	53	111
Constant prepayment rate per annum	30%	100%
Impact of 33% adverse change	(9)	(15)
Impact of 50% adverse change	(12)	(43)
Credit losses per annum(a)	3%	9%
Impact of 10% adverse change	(7)	(33)
Impact of 20% adverse change	(10)	(67)
Discount rate	18%	6%
Impact of 10% adverse change	(6)	–
Impact of 20% adverse change	(11)	(1)

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

The following tables present information about principal balances of managed and securitised receivables:

	2006 Credit card receivables			2005 Credit card receivables
	Total loans £m	Delinquent loans(b) £m	Net write-offs(c) £m	Total loans £m	Delinquent loans(b) £m	Net write-offs(c) £m
Total receivables managed	13,313	396	1,003	12,924	349	726
Less: receivables securitised(c)	(5,700)	(131)	(239)	(6,815)	(149)	(184)
Assets on US GAAP balance sheet	7,613	265	764	6,109	200	542

	2006 Mortgages			2005 Mortgages
	Total loans £m	Delinquent loans £m	Net write-offs £m	Total loans £m	Delinquent loans £m	Net write-offs £m
Total receivables managed	9,441	–	–	6,270	–	–
Less: receivables securitised(d)	(2,101)	–	–	(563)	–	–
Assets on US GAAP balance sheet	7,340	–	–	5,707	–	–

Notes

(a) Annual percentage credit loss is based only on positions in which expected credit loss is a key determination of fair values.

(b) Delinquent loans are loans 90 days or more past due.

(c) Net of recoveries during the year.

(d) Securitised and derecognised from the balance sheet under US GAAP.

268	Barclays PLC Annual Report 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(o) Guarantees

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

Standby letters of credit

These are irrevocable commitments to pay a third party, on behalf of our customers, the value of which on demand is subject to certain criteria being complied with. Any amounts paid are debited to the customers’ accounts. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.

Other guarantees

This category includes the following types of contracts:

Performance guarantees– a guarantee given by the Bank on behalf of a customer, undertaking to pay a certain sum if our customer has failed to carry out the terms or certain terms of the contract.

Advance payment guarantees– enables the beneficiary to demand repayment of an advance in funds in certain circumstances.

Tender guarantees– provided during a tender process to lend support to a customer’s commitment to a tender process.

Customs and Excise– guarantees provided to HM Revenue and Customs to cover a customer’s liability, most commonly for import duties.

Retention guarantees– similar to advance payments but are used to secure early release of retained contract payments.

The following table provides the maturity analysis of guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collaterisation provisions.

	2006					2005
	Less than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years £m	Total £m	Total £m

Financial guarantees	19,241	900	332	806	21,279	27,049
Standby letters of credit	3,889	1,066	3,716	1,302	9,973	10,986
Other guarantees	5,364	1,016	498	1,002	7,880	8,825

Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made using a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £58,695m (2005: £54,479m).

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability, in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £1,368m (2005: £2,139m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts described above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

Barclays PLC Annual Report 2006	269

Notes to the accounts

For the year ended 31st December 2006

60 Differences between IFRS and US GAAP accounting principles (continued)

(p) Total assets

Netting

Differences between the netting requirements of IFRS and US GAAP (FIN 39) result in a net reduction in total assets reported for US purposes of £70,755m (2005: £77,598m).

	2006 £m	2005 £m

Derivatives	(96,858)	(96,963)
Securities	(5,858)	(2,491)
Receivables and payables in respect of unsettled trades	(8,224)	(8,292)
Loans and deposits	8,559	9,567
Non-cash collateral on stock lending	31,626	20,581
Total	(70,755)	(77,598)

The inclusion of acceptances resulted in an increase in total assets under US GAAP of £256m (2005: £253m).

The 2005 comparative amounts for derivatives reflect changes to the netting process made in 2006.

(q) Segmental reporting

Barclaycard management include the results of Absa Card within internally reported segment information. On this basis, Absa Card would be reported within Barclaycard under SFAS 131. Barclaycard’s profit before tax would increase by £68m (2005: £26m, 2004: £nil) on an IFRS basis with IRCB – Absa profit before tax decreasing by the same amount.

(r) Income statement

There are include differences in the presentation of the income statement between IFRS and US GAAP. Under US GAAP, net interest expense (2006: £605m, 2005: £126m, 2004: £219m) relating to trading activities would be shown within net interest income, rather than included in net trading income.

61 Regulatory capital requirements

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Community directives, as implemented by the FSA for supervisory purposes. The FSA regards the risk asset ratio calculation, originally developed by the Basel Committee, as a key supervisory tool and sets individual minimum ratio requirements for banks in the UK at or above the minimum of 8%. The concept of risk weighting and the basis for calculating eligible capital resources are described under capital ratios on page 55.

The following tables summarises capital resources and capital ratios, as defined for supervisory purposes:

Barclays PLC Group
	Amount £m	Ratio %

As at 31st December 2006
Total net capital resources	34,711	11.7
Tier 1 capital resources	23,005	7.7

As at 31st December 2005
Total net capital resources	30,502	11.3
Tier 1 capital resources	18,895	7.0

In addition to the regulatory capital requirements arising from the Group’s banking businesses, the Group has a capital resource requirement of £225m (2005: £189m) arising from its life assurance businesses. The equity of the life businesses on the same date was £726m (2005: £417m) and the capital resources available to the Group as a whole amounted to £41,176m (2005: £36,893m).

270	Barclays PLC Annual Report 2006

SEC Form 20-F cross reference and other information

SEC Form 20-F Cross Reference and Other Information

Form 20-F item number		Page reference in this document
1	Identity of Directors, Senior Management and Advisers
	Not applicable
2	Offer Statistics and Expected Timetable
	Not applicable
3	Key Information
	Risk factors	60
	Currency of presentation	272
	Financial data	4
	Dividends	292
4	Information on the Company
	Presentation of information	144
	Glossary	273
	Business description	10
	Acquisitions	157
	Financial review	9
	Recent developments	157
	Supervision and regulation	62
	Note 25 Property, plant and equipment	186
	Note 39 Contingent liabilities and commitments	208
	Note 47 Principal subsidiaries	219
	Note 59 Segmental reporting	244
4A	Unresolved staff comments
	Not applicable
5	Operating and Financial Review and Prospects
	Financial review	9
	Capital and liquidity risk management	85
6	Directors, Senior Management and Employees
	Directors and Officers	108
	Directors’ report	110
	Corporate governance report	113
	Remuneration report	121
	Accountability and Audit	137
	Note 8 Staff costs	166
	Note 35 Retirement benefit obligations	199
	Note 46 Related party transactions and Directors’ remuneration	214
7	Major Shareholders and Related Party Transactions
	Presentation of information	144
	Directors’ report	110
	Note 46 Related party transactions and Director’s remuneration	214
	Trading market for ordinary shares of Barclays PLC	292
8	Financial Information
	Note 1 Dividends per share –Barclays PLC	164
	Note 40 Legal proceedings	209
	Note 49 Events after the balance sheet date	221
	Dividends – Barclays PLC	292
9	The Offer and Listing
	Trading market for ordinary shares of Barclays PLC	292

Form 20-F item number		Page reference in this document
10	Additional Information
	Memorandum and Articles of Association	294
	Taxation	295
	Exchange controls and other
	limitations affecting security holders	296
	Documents on display	296
11	Quantitative and qualitative disclosure about market risk
	Risk management and control – overview	66
	Credit risk management	72
	Loans and advances to customers	75
	Allowances for impairment	79
	Potential credit risk loans	78
	Loans and advances in non-local currencies	96
	Market risk management	82
	Derivatives	90
	Capital and liquidity risk management	85
	Note 14 Derivative financial instruments	172
12	Description of Securities Other than Equity Securities
	Not applicable
13	Defaults, Dividends Arrearages and Delinquencies
	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Not applicable
15	Controls and Procedures
	Disclosure controls and procedures	138
	Management’s report on internal controls	137
	Attestation of registered public accounting firm	145
	Changes in internal control	138
16A	Audit Committee Financial Expert	117
16B	Code of Ethics	Exhibit 11.1
16C	Principal Accountant Fees and Services	167
16D	Exemptions from the Listing Standards for Audit Committees
	Not applicable
16E	Share Repurchases	205
17	Financial Statements
	Not applicable
18	Financial Statements
	US audit report for Barclays PLC	145
	US audit report for Barclays Bank PLC	146
	Accounting policies	147
	Consolidated accounts Barclays PLC	147
	Notes to accounts of Barclays PLC	164
	Consolidated accounts Barclays Bank PLC	274
	Notes to consolidated accounts of Barclays Bank PLC	278
19	Exhibits
	Included in documents as filed with the SEC

Barclays PLC Annual Report 2006	271

SEC Form 20-F cross reference and other information

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pounds Sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in Pounds Sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate), were:

		(US Dollars per Pound Sterling)
	2007			2006
	February	January	December	November	October	September
High	1.97	1.98	1.98	1.97	1.91	1.91
Low	1.94	1.93	1.95	1.88	1.85	1.86

For the years indicated, the average of the noon buying rates on the last day of each month were:

	(US Dollars per Pound Sterling)

	2006	2005	2004	2003	2002
Average	1.86	1.78	1.84	1.64	1.61

On March 22, 2007, the noon buying rate in New York City for cable transfers in Pound Sterling was $1.9672.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

272	Barclays PLC Annual Report 2006

Glossary

Term used in Annual Report	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Attributable profit	Net income

Called up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Loans and advances	Lendings

Loan capital	Long-term debt

Net asset value	Book value

Profit	Income

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-up capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Write-offs	Charge-offs

Barclays PLC Annual Report 2006	273

Barclays Bank PLC data

Consolidated income statement

Consolidated income statement

For the year ended 31st December

	Notes		2006 £m	2005 £m	2004(a) £m

Continuing operations
Interest income	2		21,805	17,232	13,880
Interest expense	2		(12,662)	(9,157)	(7,047)

Net interest income			9,143	8,075	6,833

Fee and commission income	3		8,005	6,430	5,509
Fee and commission expense	3		(828)	(725)	(662)

Net fee and commission income			7,177	5,705	4,847

Net trading income	(a	)	3,632	2,321	1,487
Net investment income	(a	)	962	858	1,027

Principal transactions			4,594	3,179	2,514

Net premiums from insurance contracts	5		1,060	872	1,042
Other income	(b	)	257	178	140

Total income			22,231	18,009	15,376
Net claims and benefits incurred on insurance contracts	5		(575)	(645)	(1,259)

Total income net of insurance claims			21,656	17,364	14,117
Impairment charges	7		(2,154)	(1,571)	(1,093)

Net income			19,502	15,793	13,024

Staff costs	8		(8,169)	(6,318)	(5,227)
Administration and general expenses	9		(3,914)	(3,768)	(2,990)
Depreciation of property, plant and equipment	25		(455)	(362)	(297)
Amortisation of intangible assets	24		(136)	(79)	(22)

Operating expenses			(12,674)	(10,527)	(8,536)

Share of post-tax results of associates and joint ventures	22		46	45	56
Profit on disposal of subsidiaries, associates and joint ventures			323	–	45

Profit before tax			7,197	5,311	4,589
Tax	10		(1,941)	(1,439)	(1,279)

Profit after tax			5,256	3,872	3,310

Profit attributable to minority interests			342	177	47
Profit attributable to equity holders			4,914	3,695	3,263
			5,256	3,872	3,310

The note numbers refer to the notes on pages 164 to 270, whereas the note letters refer to those on pages 278 to 285.

Note

(a) Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

274	Barclays PLC Annual Report 2006

Barclays Bank PLC data

Consolidated balance sheet

Consolidated balance sheet

As at 31st December

	Notes		2006 £m	2005 £m

Assets
Cash and balances at central banks			6,795	3,506
Items in the course of collection from other banks			2,408	1,901
Trading portfolio assets	(c	)	177,884	155,730
Financial assets designated at fair value:
– held on own account	13		31,799	12,904
– held in respect of linked liabilities to customers under investment contracts	13		82,798	83,193
Derivative financial instruments	14		138,353	136,823
Loans and advances to banks	15		30,926	31,105
Loans and advances to customers	16		282,300	268,896
Available for sale financial investments	(d	)	51,952	53,703
Reverse repurchase agreements and cash collateral on securities borrowed	19		174,090	160,398
Other assets	20		5,850	4,734
Current tax assets	21		557	–
Investments in associates and joint ventures	22		228	546
Goodwill	23		6,092	6,022
Intangible assets	24		1,215	1,269
Property, plant and equipment	25		2,492	2,754
Deferred tax assets	21		764	686

Total assets			996,503	924,170

Liabilities
Deposits from banks	26		79,562	75,127
Items in the course of collection due to other banks			2,221	2,341
Customer accounts	27		256,754	238,684
Trading portfolio liabilities	12		71,874	71,564
Financial liabilities designated at fair value	28		53,987	33,385
Liabilities to customers under investment contracts	13		84,637	85,201
Derivative financial instruments	14		140,697	137,971
Debt securities in issue	29		111,137	103,328
Repurchase agreements and cash collateral on securities lent	19		136,956	121,178
Other liabilities	30		10,337	11,131
Current tax liabilities	21		1,020	747
Insurance contract liabilities, including unit-linked liabilities	31		3,878	3,767
Subordinated liabilities	32		13,786	12,463
Deferred tax liabilities	21		282	700
Provisions	33		462	517
Retirement benefit liabilities	35		1,807	1,823

Total liabilities			969,397	899,927

Shareholders’ equity
Called up share capital	(e	)	2,363	2,348
Share premium account	(e	)	9,452	8,882
Other reserves	(f	)	(484)	483
Other shareholders’ equity	(g	)	2,534	2,490
Retained earnings	(f	)	11,556	8,462

Shareholders’ equity excluding minority interests			25,421	22,665
Minority interests	(h	)	1,685	1,578

Total shareholders’ equity			27,106	24,243

Total liabilities and shareholders’ equity			996,503	924,170

The note numbers refer to the notes on pages 164 to 270, whereas the note letters refer to those on pages 278 to 285.

These financial statements have been approved for issue by the Board of Directors on 8th March 2007.

Barclays PLC Annual Report 2006	275

Barclays Bank PLC data

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense

For the year ended 31st December
	2006 £m	2005 £m	2004(a) £m

Available for sale reserve:
– Net gains/(losses) from changes in fair value	107	(217)	n/a
– Losses transferred to net profit due to impairment	86	–	n/a
– Net gains transferred to net profit on disposal	(327)	(120)	n/a
– Net losses transferred to net profit due to fair value hedging	14	260	n/a
Cash flow hedges:
– Net losses from changes in fair value	(437)	(50)	n/a
– Net gains transferred to net profit	(50)	(69)	n/a
Currency translation differences arising during the year	(781)	300	(58)
Tax	253	50	–
Other	25	(102)	–

Amounts included directly in equity	(1,110)	52	(58)
Profit after tax	5,256	3,872	3,310

Total recognised income and expense for the year	4,146	3,924	3,252

Attributable to:
Equity holders	4,132	3,659	3,205
Minority interests	14	265	47
	4,146	3,924	3,252

Note

(a)  Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

276	Barclays PLC Annual Report 2006

Barclays Bank PLC data

Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December

	2006 £m	2005 £m	2004 £m

Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	7,197	5,311	4,589
Adjustment for non-cash items:
Allowance for impairment	2,154	1,571	1,093
Depreciation and amortisation and impairment of intangibles	612	450	328
Other provisions, including pensions	558	654	703
Net profit from associates and joint ventures	(46)	(45)	(56)
Net profit on disposal of investments and property, plant and equipment	(778)	(530)	(211)
Net profit from disposal of associates and joint ventures	(263)	–	(45)
Net profit from disposal of subsidiaries	(60)	–	–
Other non-cash movements	1,661	1,505	(1,194)

Changes in operating assets and liabilities:
Net increase in loans and advances to banks and customers	(27,385)	(63,177)	(42,763)
Net increase in deposits and debt securities in issue	46,944	67,012	71,711
Net decrease in derivative financial instruments	1,196	841	–
Net increase in trading portfolio assets	(18,333)	(42,585)	(28,686)
Net increase in trading liabilities	310	9,888	6,925
Net decrease in financial investments	1,538	27,129	–
Net increase in other assets	(1,527)	(411)	(1,471)
Net decrease in other liabilities	(1,580)	(2,852)	(742)
Tax paid	(2,141)	(1,082)	(690)

Net cash from operating activities	10,057	3,679	9,491

Purchase of available for sale investments	(47,109)	(53,626)	(47,555)
Proceeds from sale or redemption of available for sale investments	46,069	51,114	41,163
Purchase of intangible assets	(212)	(91)	(64)
Purchase of property, plant and equipment	(654)	(588)	(532)
Proceeds from sale of property, plant and equipment	786	98	125
Acquisition of subsidiaries, net of cash acquired	(248)	(2,115)	(211)
Disposal of subsidiaries, net of cash disposed	(15)	–	–
Increase in investment in subsidiaries	(432)	(160)	(58)
Decrease in investment in subsidiaries	44	49	70
Acquisition of associates and joint ventures	(162)	(176)	(21)
Disposal of associates and joint ventures	739	40	47
Other cash flows associated with investing activities	17	23	15

Net cash used in investing activities	(1,177)	(5,432)	(7,021)

Dividends paid	(2,373)	(2,325)	(2,158)
Proceeds from borrowings and issuance of debt securities	2,493	1,179	666
Repayments of borrowings and redemption of debt securities	(366)	(464)	(611)
Issue of shares and other equity instruments	585	2,383	749

Net issues of shares to minority interests	226	20	17

Net cash from financing activities	565	793	(1,337)

Exchange loss/(gain) on foreign currency cash and cash equivalents	552	(237)	(470)

Net increase/(decrease) in cash and cash equivalents	9,997	(1,197)	663

Cash and cash equivalents at beginning of year	20,405	21,602	13,854

Cash and cash equivalents at end of year	30,402	20,405	14,517

Cash and cash equivalents comprise:
Cash in hand	6,795	3,506	1,753
Loans and advances to banks	30,926	31,105	80,632
Less: amounts with original maturity greater than three months	(15,892)	(17,987)	(71,180)
	15,034	13,118	9,452
Available for sale financial investments	51,952	53,703	–
Less: non-cash and amounts with original maturity greater than three months	(50,933)	(53,487)	–
	1,019	216	–
Trading portfolio assets	177,884	155,730	–
Less: non-cash and amounts with maturity greater than three months	(170,346)	(152,190)	–
	7,538	3,540	–
Other	16	25	3,312

	30,402	20,405	14,517
In 2005, the opening cash and cash equivalents balance has been adjusted to reflect the adoption of IAS 32 and IAS 39.

Barclays PLC Annual Report 2006	277

Barclays Bank PLC data

Notes to the accounts

(a) Principal transactions

	2006 £m	2005 £m	2004 £m

Rates related business	2,866	1,732	1,141
Credit related business	766	589	346

Net trading income	3,632	2,321	1,487

Gain from disposal of available for sale assets/investment securities	307	120	45
Dividend income on equity investments	15	22	17
Net gain from financial instruments designated at fair value	447	389	n/a
Income from assets backing insurance policies	n/a	n/a	717
Other investment income	193	327	248

Net investment income	962	858	1,027

Principal transactions	4,594	3,179	2,154

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

The gain/loss from disposal of available for sale assets was calculated on an instrument by instrument basis.

Of the total net trading income, £947m (2005: £498m, 2004: £556m) was earned on securities and £480m (2005: £340m, 2004: £213m) was earned in foreign exchange dealings.

Rates related business includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime services and equity products; Credit related business includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing.

The net gain on financial assets designated as at fair value and included within principal transactions was £489m (2005: £391m, 2004: n/a) of which gains of £42m (2005: £2m gain, 2004: n/a) were included in net trading income and gains of £447m (2005: £389m, 2004: n/a) were included in net investment income.

The net loss on financial liabilities designated at fair value and included within principal transactions was £920m (2005: £666m, 2004: n/a) all of which was included within net trading income.

(b) Other income

	2006 £m	2005 £m	2004 £m

Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	7,417	9,234	n/a
Increase in liabilities to customers under investment contracts	(7,417)	(9,234)	n/a
Property rentals	55	54	46
Other income	202	124	94

Other income	257	178	140
(c) Trading portfolio assets
		2006 £m	2005 £m

Trading portfolio assets
Treasury and other eligible bills		2,960	6,081

Debt securities
United Kingdom government bonds		4,986	4,786
Other government bonds		46,845	46,426
Other mortgage-backed securities		17,032	10,290
Bank and building society certificates of deposit		14,159	15,837
Other issuers		57,554	51,028

Debt securities		140,576	128,367

Equity securities		31,565	20,299

Traded loans		1,843	408

London Metal Exchange warrants and other metals trading positions		940	575
Trading portfolio assets		177,884	155,730

278	Barclays PLC Annual Report 2006

(d) Available for sale financial investments

	20 06 £m	2005 £m

Debt securities	47,912	50,024
Equity securities	1,620	1,456
Treasury bills and other eligible bills	2,420	2,223

Available for sale financial investments	51,952	53,703

Movement in available for sale financial investments	2006 £m	2005 £m

At beginning of year	53,703	48,293
Exchange and other adjustments	(3,999)	1,791
Acquisitions and transfers	47,109	54,556
Disposals (sale and redemption)	(44,959)	(50,609)
Gains/(losses) from changes in fair value recognised in equity	182	(238)
Impairment	(86)	(4)
Amortisation of discounts/premium	2	(86)

At end of year	51,952	53,703

Available for sale securities	2006 Book value £m	2005 Book value £m

Debt securities
– United Kingdom government	758	31
– Other government	12,587	14,860
– Other public bodies	280	216
– Mortgage backed securities	1,706	3,062
– Corporate issuers	27,089	25,590
– Other issuers	5,492	6,265
Equity securities	1,620	1,456
Treasury bills and other eligible bills	2,420	2,223

Available for sale financial investments	51,952	53,703

Barclays PLC Annual Report 2006	279

Barclays Bank PLC data

Notes to the accounts

(e) Called up share capital

Ordinary Shares

The authorised ordinary share capital of the Bank, as at 31st December 2006, was 3,000 million (2005: 3,000 million) ordinary shares of £1 each.

During the year, the Bank issued 11 million ordinary shares with an aggregate nominal value of £11m, for cash consideration of £179m.

Preference Shares

The authorised preference share capital of Barclays Bank PLC, as at 31st December 2006, was 1,000 Preference Shares (2005: 1,000) of £1; 400,000 Preference Shares of €100 each (2005: 400,000); 400,000 Preference Shares of £100 each (2005: 400,000); 400,000 Preference Shares of US$100 each (2005: 400,000); 80 million Preference Shares of US$0.25 each (2005: 80 million).

The issued preference share capital of Barclays Bank PLC, as at 31st December 2006, comprised 1,000 (2005: 1,000) Sterling £1 Preference Shares of £1 each; 240,000 (2005: 240,000) Euro Preference Shares of €100 each; 75,000 (2005: 75,000) Sterling Preference Shares of £100 each; 100,000 (2005: 100,000) US Dollar Preference Shares of US$100 each; 30 million (2005: nil) US Dollar Preference Shares of US$0.25 each.

	2006 £m	2005 £m

Called up share capital, allotted and fully paid
At beginning of year	2,318	2,309
Issued for cash	11	9

At end of year	2,329	2,318
Called up preference share capital, allotted and fully paid
At beginning of year	30	7
Issued for cash	4	23

At end of year	34	30

Called up share capital	2,363	2,348

Share premium

	2006 £m	2005 £m
At beginning of year	8,882	6,531
Ordinary shares issued for cash	168	126
Preference shares issued for cash	402	2,225

At end of year	9,452	8,882

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the ‘£1 Preference Shares’) were issued on 31st December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if (1) it has profits available for the purpose of distribution under the Companies Act 1985 as at each dividend payment date and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if (1) it is able to pay its debts to senior creditors as they fall due and (2) its auditors have reported within the previous six months that its assets exceed its liabilities.

If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital. The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

280	Barclays PLC Annual Report 2006

(e) Called up share capital (continued)

Euro Preference Shares

100,000 Euro 4.875% non-cumulative callable preference shares of €100 each (the ‘4.875% Preference Shares’) were issued on 8th December 2004 for a consideration of €993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium. The 4.875% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum on the amount of €10,000 per preference share until 15th December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.875% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2014, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the ‘4.75% Preference Shares’) were issued on 15th March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15th March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Sterling Preference Shares

75,000 Sterling 6.0% non-cumulative callable preference shares of £100 each (the ‘6.0% Preference Shares’) were issued on 22nd June 2005 for a consideration of £732.6m, of which the nominal value was £7.5m and the balance was share premium. The 6.0% Preference Shares entitle the holders thereof to receive Sterling non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 6.0% per annum on the amount of £10,000 per preference share until 15th December 2017, and thereafter quarterly at a rate reset quarterly equal to 1.42% per annum above the London interbank offered rate for three-month Sterling deposits.

The 6.0% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2017, and on each dividend payment date thereafter at £10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of US $100 each (the ‘6.278% Preference Shares’), represented by 100,000 American Depositary Shares, Series 1, were issued on 8th June 2005 for a consideration of US $995.4m (£548.1m), of which the nominal value was US $10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of US $10,000 per preference share until 15th December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2034, and on each dividend payment date thereafter at US $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

30 million US Dollar 6.625% non-cumulative callable preference shares of US $0.25 each (the ‘6.625% Preference Shares’), represented by 30 million American Depositary Shares, Series 2, were issued on 25th and 28th April 2006 for a consideration of US $727m (£406m), of which the nominal value was US $7.5m and the balance was share premium. The 6.625% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 6.625% per annum on the amount of US $25 per preference share.

The 6.625% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th September 2011, and on each dividend payment date thereafter at US $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.875% Preference Shares, the 4.75% Preference Shares, the 6.0% Preference Shares, the 6.278% Preference Shares and the 6.625% Preference Shares (together the ‘Preference Shares’) may be made by Barclays Bank PLC without the prior consent of the UK FSA and any such redemption will be subject to the Companies Act and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of preference shares will rank in the application of assets of Barclays Bank PLC available to shareholders (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the preference shares, (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the preference shares and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the preference shares.

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US $1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the ‘TONs’) and the holders of the US $1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US $750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments, the €850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments and the US $1,350m 5.926% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the ‘RCIs’) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of

Barclays PLC Annual Report 2006	281

Barclays Bank PLC data

Notes to the accounts

(e) Called up share capital (continued)

the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.875% Preference Share, €10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share, US $10,000 per 6.278% Preference Share and US $25 per 6.625% Preference Share plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC or to a wholly owned subsidiary) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting), or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

(f) Revaluation reserves, retained earnings and other reserves

Revaluation reserves

	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2006	257	70	156	483
Net gains/(losses) from changes in fair value	91	(421)	–	(330)
Net gains transferred to net profit	(308)	(51)	–	(359)
Currency translation differences arising during the year	–	–	(464)	(464)
Changes in insurance liabilities	23	–	–	23
Net losses transferred to net profit due to fair value hedging	13	–	–	13
Tax	22	172	(130)	64
Losses transferred to net profit due to impairment	86	–	–	86

At 31st December 2006	184	(230)	(438)	(484)

Retained earnings
Retained earnings £m

At 1st January 2006	8,462
Profit attributable to equity holders	4,914
Equity-settled share schemes	663
Tax on equity-settled shares schemes	96
Vesting of Barclays PLC shares under share-based payment schemes	(394)
Dividends paid	(1,964)
Dividends on preference shares and other shareholders’ equity	(329)
Other movements	108

At 31st December 2006	11,556

At 1st January 2005	6,657
Profit attributable to equity holders	3,695
Equity-settled share schemes	346
Tax on equity-settled share schemes	101
Vesting of Barclays PLC shares under share-based payment schemes	(78)
Dividends paid	(2,012)
Dividends on preference shares and other shareholders’ equity	(217)
Other	(30)

At 31st December 2005	8,462

282	Barclays PLC Annual Report 2006

(g) Other shareholders’ equity

	2006 £m	2005 £m
At 1st January	2,490	2,494
Appropriations	44	(4)
At 31st December	2,534	2,490

Included in other shareholders’ equity are:

Issuances of reserve capital instruments which bear a fixed rate of interest ranging between 7.375%-8.55% until 2010 or 2011. After these dates, in the event that the reserve capital instruments are not redeemed, they will bear interest at rates fixed periodically in advance, based on London or European interbank rates. These instruments are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June or December 2010 or 2011. The Bank may elect to defer any payment of interest on the reserve capital instruments for any period of time. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Issuance of capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

(h) Minority interests

	2006 £m	2005 £m
At beginning of year	1,578	147
Share of profit after tax	342	177
Dividend and other payments	(127)	(96)
Equity issued by subsidiaries	233	26
Available for sale reserve: net (loss)/gain from changes in fair value	(2)	1
Cash flow hedges: net (loss)/gain from changes in fair value	(9)	1
Currency translation differences	(316)	85
Additions	20	1,281
Disposals	(34)	4
Other	–	(48)
At end of year	1,685	1,578

(i) Dividends

	2006 £m	2005 £m
On ordinary shares
Final dividend	730	1,017
Interim dividend	1,234	995
Dividends	1,964	2,012

The 2006 dividend disclosure of £730m relates to the cash payment of the 2005 final dividend made in April 2006. The 2005 final dividend disclosure of £1,017m relates to the cash payment of the 2004 final dividend made in April 2005.

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders.

Dividends paid on preference shares amounted to £174m (2005: £74m). Dividends paid on other equity instruments as detailed in Note (g) amounted to £151m (2005: £143m).

Barclays PLC Annual Report 2006	283

Barclays Bank PLC data

Notes to the accounts

(j) Segmental analysis

Year ended 31st December 2006	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income	12,503	3,063	2,840	2,897	928	22,231
Insurance claims and benefits	(288)	(181)	–	(106)	–	(575)
Total income net of insurance claims	12,215	2,882	2,840	2,791	928	21,656
Percentage of total income net of insurance claims (%)	57%	13%	13%	13%	4%	100%
Total assets (by location of asset)	406,044	203,929	229,779	44,696	112,055	996,503
Percentage of total assets (%)	41%	20%	23%	5%	11%	100%
Capital expenditure (by location of asset)(a)	569	62	565	136	39	1,371

Year ended 31st December 2005	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income	11,103	2,221	2,421	1,489	775	18,009
Insurance claims and benefits	(375)	(226)	–	(44)	–	(645)
Total income net of insurance claims	10,728	1,995	2,421	1,445	775	17,364
Percentage of total income net of insurance claims (%)	63%	11%	14%	8%	4%	100%
Total assets (by location of asset)	348,516	196,965	230,200	48,803	99,686	924,170
Percentage of total assets (%)	38%	21%	25%	5%	11%	100%
Capital expenditure (by location of asset)(a)	449	119	276	2,586	36	3,466

(k) Differences between IFRS and US accounting principles – Barclays Bank PLC

		2006 £m	2005 £m	2004 £m
Profit attributable to equity holders of the parent (IFRS)	Note	4,914	3,695	3,263
Goodwill	(a)	(8)	–	(2)
Intangible assets	(b)	(127)	(121)	(137)
Pensions	(c)	(106)	(202)	(14)
Post-retirement benefits	(c)	(17)	(1)	20
Leasing		(342)	(136)	–
Other compensation arrangements		66	44	54
Insurance		(96)	(35)	(95)
Revaluation of property		85	9	11
Hedging	(l)	(76)	(208)	n/a
Derivatives		n/a	n/a	(364)
Financial instruments		52	(417)	n/a
Fair value of securities		n/a	n/a	80
Foreign exchange on available for sale securities	(j)	349	185	428
Fee and cost recognition		31	58	(180)
Loan origination		n/a	n/a	(66)
Consolidation	(m)	(33)	(22)	68
Securitisations	(n)	(48)	204	21
Guarantees		(9)	(25)	(10)
Business combinations	(i)	–	–	13
Software capitalisation		–	–	(15)
Extinguishment of liabilities		n/a	n/a	(32)
Classification of debt and equity		35	(73)	96
Impairment		–	(24)	–
Loans held for sale		(11)	–	–
Non-financial instruments		1	18	–
Disposal of investment in foreign subsidiaries		(34)	n/a	n/a
Tax effect on IFRS/US GAAP reconciling items		24	215	(2)
Net income (US GAAP)		4,650	3,164	3,137

The note letters refer to Note 60.

Note

(a) Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

284	Barclays PLC Annual Report 2006

(k) Differences between IFRS and US accounting principles – Barclays Bank PLC (continued)

	Note	2006 £m	2005 £m
Shareholders’ equity excluding minority interests (IFRS)		25,421	22,665

Goodwill	(a)	533	563
Intangible assets	(b)	(694)	(573)
Pensions	(c)	324	1,224
Post-retirement benefits	(c)	(32)	51
Leasing		(342)	–
Other compensation arrangements		176	104
Insurance		(33)	62
Revaluation of property		(136)	(221)
Hedging	(l)	295	254
Financial instruments		(91)	(424)
Fee and cost recognition		62	30
Consolidation	(m)	9	51
Securitisations	(n)	307	355
Guarantees		(3)	6
Classification of debt and equity		(407)	(470)
Loans held for sale		(11)	–
Non-financial instruments		(3)	(4)
Tax effect on IFRS/US GAAP reconciling items		(307)	(559)
Shareholders’ equity (US GAAP)		25,068	23,114

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 31st December 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

	2006 £m	2005 £m

Total assets (US GAAP) of Barclays PLC Group (Note 60)	928,057	840,657
Shares in Barclays PLC – held within Barclays Bank PLC Group	266	213
Cash and balances at central banks – held by Barclays PLC	(550)	(400)
Total assets (US GAAP) of Barclays Bank PLC Group	927,773	840,470

The note letters refer to Note 60.

Barclays PLC Annual Report 2006	285

Barclays Bank PLC

Financial Data

	IFRS			UK GAAP
Selected financial statistics	2006%	2005%	2004(a) %	2003%	2002%
Attributable profit as a percentage of:
– average total assets	0.4	0.4	0.5	0.6	0.5
– average shareholders’ equity	20.2	17.4	21.3	17.0	14.7
Average shareholders’ equity as a percentage of average total assets	2.2	2.2	2.4	3.3	3.5
Selected income statement data	£m	£m	£m	£m	£m
Interest income	21,805	17,232	13,880	12,427	12,044
Interest expense	(12,662)	(9,157)	(7,047)	(5,823)	(5,839)
Non-interest income	13,088	9,934	8,543	5,807	5,122
Operating expenses	(12,674)	(10,527)	(8,536)	(7,253)	(6,626)
Provisions – bad and doubtful debts	n/a	n/a	n/a	(1,347)	(1,484)
– contingent liabilities and commitments	n/a	n/a	n/a	1	(1)
Impairment charges	(2,154)	(1,571)	(1,093)	n/a	n/a
Share of post-tax results of associates and joint ventures	46	45	56	29	(10)
Profit on disposal of subsidiaries, associates and joint ventures	323	–	45	n/a	n/a
Exceptional items	n/a	n/a	n/a	4	(3)
Profit before tax	7,197	5,311	4,589	3,845	3,203
Attributable profit	4,914	3,695	3,263	2,744	2,228

Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	27,106	24,243	16,849	16,485	15,205
Subordinated liabilities	13,786	12,463	12,277	12,339	11,537
Deposits from banks, customer accounts and debt securities in issue	447,453	417,139	412,358	329,815	304,817
Loans and advances to banks and customers	313,226	300,001	343,041	288,743	260,572
Total assets	996,503	924,170	538,300	443,373	403,066

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

286	Barclays PLC Annual Report 2006

US GAAP financial data

US GAAP financial data

The following information has been adjusted from data prepared under IFRS for 2005 and 2004, and UK GAAP for 2003 and 2002 to reflect significant differences from accounting principles generally accepted in the United States (US GAAP). See Note 60 for an explanation of these differences.

Selected financial data

	2006(a) ¢	2006 p	2005 p	2004 p	2003 p	2002 p
Barclays PLC Group
Earnings per 25p ordinary share (basic)	132.4	67.9	46.3	47.5	26.8	37.4
Dividends per 25p ordinary share	54.2	27.8	25.0	21.7	19.1	17.2
Book value per 25p ordinary share	599	307	291	266	260	242
		%	%	%	%	%
Net income as a percentage of:
– average total assets		0.5	0.4	0.5	0.3	0.5
– average shareholders’ equity		23.4	16.8	18.0	10.6	16.6
Dividends as a percentage of net income		42.0	54.0	46.5	71.5	44.7
Average shareholders’ equity as a percentage of average total assets		2.3	2.6	2.5	3.2	3.1
Barclays Bank PLC Group
Net income as a percentage of:
– average total assets		0.6	0.5	0.5	0.4	0.5
– average shareholders’ equity		20.6	13.8	17.2	10.1	15.6
Average shareholders’ equity as a percentage of average total assets		2.8	3.0	2.7	3.5	3.4

Selected financial statement data
	2006(a) US$m	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
Net income:
Barclays PLC Group	8,420	4,318	2,932	3,032	1,740	2,476
Barclays Bank PLC Group	9,068	4,650	3,164	3,137	1,842	2,578
Shareholders’ equity:
Barclays PLC Group	39,062	20,032	18,461	16,953	16,830	16,015
Barclays Bank PLC Group	48,883	25,068	23,114	19,594	18,646	17,846
Total assets:
Barclays PLC Group	1,809,711	928,057	840,657	654,580	541,969	491,466
Barclays Bank PLC Group	1,809,157	927,773	840,470	654,699	542,080	491,586

Note

(a)	The Dollar financial information has been translated for convenience at the rate of US$1.95 to £1, the Noon Buying Rate for cable transfers in New York City, payable in Pounds Sterling, at 31st December 2006.

Barclays PLC Annual Report 2006	287

US GAAP financial data

Ratio of earnings to fixed charges – Barclays Bank PLC

	2006	2005	2004 (a)	2003 (b)	2002	(b)
	(in £m except for ratios)
Ratio of earnings to fixed charges
UK GAAP/IFRS: Fixed charges
Interest expense	30,385	20,965	14,464	10,754	10,153
Rental expense	137	126	93	85	87
Total fixed charges	30,522	21,091	14,557	10,839	10,240
Earnings
Income before taxes and minority interests	7,197	5,311	4,589	3,845	3,203
Less: Unremitted pre-tax (income)/loss of associated companies and joint ventures	(41)	(28)	(51)	(21)	11
	7,156	5,283	4,538	3,824	3,214
Fixed charges	30,522	21,091	14,557	10,839	10,240
Total earnings including fixed charges	37,678	26,374	19,095	14,663	13,454
Ratio of earnings to fixed charges	1.23	1.25	1.31	1.35	1.31
US GAAP: Fixed charges
Interest expense(d)	30,117	20,953	14,330	10,609	10,004
Rental expense(d)	137	126	93	85	87
Total fixed charges	30,254	21,079	14,423	10,694	10,091
Earnings
US GAAP Income before taxes and minority interests(c)	6,909	4,565	4,465	2,588	3,609
Less: Unremitted pre-tax (income)/loss of associated companies and joint ventures(d)	(41)	(28)	(51)	(21)	11
	6,868	4,537	4,414	2,567	3,620
Fixed charges	30,254	21,079	14,423	10,694	10,091
Total earnings including fixed charges	37,122	25,616	18,837	13,261	13,711
Ratio of earnings to fixed charges	1.23	1.22	1.31	1.24	1.36

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	UK GAAP.

(c)	For a discussion of significant differences between IFRS and US GAAP and a reconciliation of net income between amounts calculated under IFRS and those calculated under US GAAP, see Note 60 of the accounts included herein.

(d)	Interest expense, rental expense and unremitted pre-tax income of associated companies and joint venture under US GAAP for 2004 have been revised to take account of line item reclassifications arising from the Group’s conversion to IFRS.

288	Barclays PLC Annual Report 2006

Ratio of earnings to fixed charges and preference shares – Barclays Bank PLC (continued)

	2006	2005	2004 (a)	2003 (b)	2002	(b)
	(in £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
UK GAAP/ IFRS:
Interest expense	30,385	20,965	14,464	10,754	10,153
Rental expense	137	126	93	85	87
Fixed charges	30,522	21,091	14,557	10,839	10,240
Preference share dividends and similar appropriations	395	304	3	–	–
Total fixed charges	30,917	21,395	14,560	10,839	10,240
Earnings Income before taxes and minority interests	7,197	5,311	4,589	3,845	3,203
Less: Unremitted pre-tax (income)/loss of associated companies and joint ventures	(41)	(28)	(51)	(21)	11
	7,156	5,283	4,538	3,824	3,214
Fixed charges	30,917	21,091	14,557	10,839	10,240
Total earnings including fixed charges	38,073	26,374	19,095	14,663	13,454
Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.23	1.23	1.31	1.35	1.31
US GAAP: Interest expense(d)	30,117	20,953	14,330	10,609	10,004
Rental expense(d)	137	126	93	85	87
Fixed charges	30,254	21,079	14,423	10,694	10,091
Preference share dividends and similar appropriations(e)	372	288	137	145	149
Total fixed charges	30,626	21,367	14,560	10,839	10,240
Earnings US GAAP income before taxes and minority interests(c)	6,909	4,565	4,465	2,588	3,609
Less: Unremitted pre-tax (income)/loss of associated companies and joint ventures(d)	(41)	(28)	(51)	(21)	11
	6,868	4,537	4,414	2,567	3,620
Fixed charges	30,626	21,079	14,423	10,694	10,091
Total earnings including fixed charges	37,494	25,616	18,837	13,261	13,711
Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.22	1.20	1.29	1.22	1.34

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

(b)	UK GAAP.

(c)	For a discussion of significant differences between IFRS and US GAAP and a reconciliation of net income between amounts calculated under IFRS and those calculated under US GAAP, see Note 60 of the accounts included herein.

(d)	Interest expense, rental expense and unremitted pre-tax income of associated companies and joint venture under US GAAP for 2004 have been revised to take account of line item reclassifications arising from the Group’s conversion to IFRS.

(e)	Dividends payable on preference shares and similar appropriations are computed as the amount divided by 1 minus the effective or actual tax rate as appropriate. In reporting in previous years, the dividends payable on preference shares and similar appropriations were not grossed up to reflect the effective or actual tax rate. Prior year ratios have been revised accordingly.

Barclays PLC Annual Report 2006	289

Intentionally Left Blank

290	Barclays PLC Annual Report 2006

4 Shareholder information

Barclays PLC Annual Report 2006	291

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2006	2005	2004	2003	2002
Interim	10.50	9.20	8.25	7.05	6.35
Final	20.50	17.40	15.75	13.45	12.00
Total	31.00	26.60	24.00	20.50	18.35

US Dollars per 25p ordinary share
	2006	2005	2004	2003	2002
Interim	0.20	0.16	0.15	0.12	0.10
Final	0.40	0.31	0.30	0.24	0.19
Total	0.60	0.47	0.45	0.36	0.29

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2006	2005	2004	2003	2002
Interim	0.80	0.65	0.60	0.48	0.40
Final	1.61	1.24	1.20	0.95	0.76
Total	2.41	1.89	1.80	1.43	1.16

Dividends expressed in Dollars are translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) for the days on which dividends are paid, except for the 2006 final dividend, payable in the UK on 27th April 2007, which is translated at Noon Buying Rate applicable on 27th February 2007. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 9,996,000,000 ordinary shares of 25p each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2006, 6,534,698,021 25p ordinary shares and 875,000 staff shares were outstanding.

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

There were 146 ADR holders and 1,371 recorded holders of ordinary shares with US addresses at 31st December 2006, whose shareholdings represented approximately 3.51% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

292	Barclays PLC Annual Report 2006

The following table shows the high and low sales price for the ordinary shares of 25p during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$

2007
By month:
January	768	740	60.56	58.00
February	790	740	62.68	58.22
2006
By month:
July	634	586	47.80	42.90
August	661.5	619	51.01	46.26
September	680	656.5	51.75	49.36
October	723.5	677	54.54	51.02
November	716.5	676.5	55.21	52.81
December	737	676	61.52	53.27
By quarter:
First quarter	684	587.5	48.00	41.80
Second quarter	701	588	51.03	43.20
Third quarter	680	586	51.75	42.90
Fourth quarter	737	676	61.52	51.02
2005
Fourth quarter	615	529	42.85	40.50
Third quarter	590	549	42.80	37.80
Second quarter	570	520	43.41	38.27
First quarter	614	541	47.00	37.16
2006	737	586	61.52	41.80
2005	615	520	47.00	37.16
2004	586	443	45.99	32.78
2003	527	311	36.57	20.30
2002	624	355	38.00	21.37

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2006(a)
	Shareholders				Shares held as a percentage of issued ordinary shares
	Number	Percentage of total holders	Number of shares held (millions	)
Classification of shareholders
Personal holders	733,705	97.60	697.0		10.67
Banks and nominees	16,195	2.15	5,679.7		86.92
Other companies	1,769	0.24	145.0		2.22
Insurance companies	14	0.01	0.3		0.00
Pensions funds	31	0.00	12.7		0.19
Totals	751,714	100	6,534.7		100
Shareholding range
1-100	27,246	3.62	1.2		0.02
101-250	283,138	37.67	60.2		0.92
251-500	214,706	28.56	75.2		1.15
501-1,000	107,159	14.26	75.0		1.15
1,001-5,000	89,997	11.97	182.0		2.79
5,001-10,000	15,452	2.06	109.0		1.67
10,001-25,000	9,443	1.26	142.0		2.17
25,001-50,000	2,328	0.31	80.0		1.23
50,001 and over	2,245	0.30	5,810.1		88.9
Totals	751,714	100	6,534.7		100
United States holdings	1,371	0.18	2.66		0.04

Note

(a)	These figures include Barclays Sharestore members.

Barclays PLC Annual Report 2006	293

Shareholder information

Memorandum and Articles of Association

The Company was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was reregistered as Barclays PLC on 1st January 1985.

The objects of the Company are set out in full in clause 4 of its Memorandum of Association which provides, among other things, that the Company’s objects are to carry on business as an investment and holding company in all its aspects.

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

A Director must retire from office at the conclusion of the first Annual General Meeting (AGM) after he reaches the age of 70 although he is eligible to stand for re-election at that meeting. The new Articles of Association proposed to be adopted at the 2007 AGM will remove this restriction.

A Director is required to hold an interest in ordinary shares having a nominal value of at least £500. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his or her appointment.

At each AGM one-third of the Directors for the time being (rounded down if necessary) are required to retire from office.

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

The Directors may, with the approval of an ordinary resolution of the Company, offer shareholders the right to choose to receive an allotment of new ordinary shares credited as fully paid instead of cash in respect of all or part of any dividend.

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

294	Barclays PLC Annual Report 2006

Annual and extraordinary general meetings

The Company is required to hold a general meeting each year as its AGM in addition to other meetings (called extraordinary general meetings) as the Directors think fit. The type of the meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one AGM and the next.

In the case of an AGM or a meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted.

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

Taxation

The following is a summary of the principal tax consequences for holders of ordinary shares of Barclays PLC, preference shares of the Bank, or ADSs representing such ordinary shares or preference shares, and who are citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders subject to special rules or holders that, directly or indirectly, hold 10% or more of Barclays voting stock. Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 28th February 2006 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s UK Budget in March 2006. This section is also based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the Code), and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the Treaty), all of which are subject to change, possibly on a retroactive basis.

This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty, the Estate and Gift Tax Convention and for the purposes of the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying ordinary shares or preference shares, as the case may be. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax, as described below.

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

Barclays PLC Annual Report 2006	295

Shareholder information

Taxation of US holders

Taxation of dividends

A US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or the Bank, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning before 1st January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays or the Bank, as applicable, with respect to the ordinary or preference shares or ADSs will generally be qualified dividend income. A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received from Barclays or the Bank.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US, but dividends paid in taxable years beginning before 1st January 2007 will generally be ‘passive income’ or ‘financial services income,’ and dividends paid in taxable years beginning after 31st December 2006 will, depending on the holder’s circumstances, be ‘passive’ or ‘general’ income which, in either case, is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

The amount of the dividend distribution includable in income will be the US Dollar value of the pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US and will not be eligible for the special tax rate applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Taxation of capital gains

Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Capital gain of a non-corporate US holder that is recognised before 1st January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of premium on redemption or purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of preference shares by the Bank or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

Stamp duty

No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK.

Estate and gift tax

Under the Estate and Gift Tax Convention between the United Kingdom and the United States, a US holder generally is not subject to UK inheritance tax.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of either Barclays PLC or the Bank, or (subject to the effect of any such economic sanctions) under current UK laws, which relate only to non-residents of the UK, and which limit the right of such non-residents to hold Barclays securities or, when entitled to vote, to do so.

Documents on display

It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Assistance located at 100 F Street, NE, Washington DC 20549-0213. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

296	Barclays PLC Annual Report 2006

Shareholder enquiries

Investors who have any questions about their investment in Barclays,

or about Barclays in general, may write to the Director, Investor

Relations at our head office as follows:

Director, Investor Relations

Barclays PLC

1	Churchill Place

London

E14 5HP

or, in the United States of America,

The Corporate Communications Department

Barclays Bank PLC

200 Park Avenue

New York, NY 10166, USA

Registered and Head office:

1	Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar:

The Registrar to Barclays PLC

The Causeway

Worthing

BN99 6DA

Tel: 0870 609 4535

Email: questions@share-registers.co.uk

ADR Depositary:

The Bank of New York

PO Box 11258

Church Street Station

New York

NY 10286-1258

Tel: 1-888-BNY-ADRS (toll-free for US domestic callers)

or +1 212 815 3700

Email: shareowner-svcs@bankofny.com

Barclays PLC Annual Report 2006	297

Index

Accountability and Audit	137	Debt securities in issue	189
Accounting		Deposits
developments	157	average balances	57
policies	147	from banks	187
presentation	157	Derivatives and other financial instruments
Acquisitions	157	definitions	90
notes to the accounts	213	notes to the accounts	172
Allowance for impairment		Directors’ and officers’
notes to the accounts	177	biographies	108
risk management	79	emoluments	111
Annual General Meeting	112	interests	110
Annual Report and Accounts (approval)	158	notes to the accounts	214
Assets		Directors’ report	110
by class of business	244	Disposal of subsidiaries	212
by geographical region	246	Dividends	164
other	179	Earnings per share	169
Auditors		Economic capital	70
reports	146	Employees
Available for sale investments	178	equality and diversity	111
Balance sheet		involvement	111
average	48	Events after the balance sheet date	221
consolidated	159	Fair value of financial instruments	242
consolidated (Barclays Bank)	275	Financial assets designated at fair value	171
Barclaycard	22	Financial data
business analysis		Barclays Bank PLC	286
business description	10	Barclays PLC	4
Barclays Bank PLC		US GAAP	287
consolidated accounts	274	Financial liabilities designated at fair value	188
financial data	286	Financial review	9
notes to the accounts	278	Financial risks	229
Barclays Capital		Glossary (UK/US)	273
business analysis	30	Goodwill	184
business description	11	Head office functions and other operations
Barclays Global Investors		business analysis	38
business analysis	32	Impairment charges
business description	11	notes to the accounts	166
BGI Equity Ownership Plan (EOP)	221	risk management	80
Barclays Group description	10	summary	43
Barclays Wealth		Income statement
business analysis	34	consolidated	158
business description	11	consolidated (Barclays Bank)	274
Barclays Wealth – closed life assurance activities		Insurance assets and liabilities	190
business analysis	36	Insurance premiums and insurance claims and benefits	165
business description	11	Intangible assets	185
Capital adequacy data		Interest rate risk	233
total assets and risk weighted assets	52	Internal control	137
capital management	54	International Retail and Commercial Banking
capital ratios	55	business analysis	24
capital resources	56	business description	10
Cash flow statement		International Retail and Commercial Banking
consolidated	161	– excluding Absa
consolidated (Barclays Bank)	277	business analysis	26
notes to the accounts	211	business description	10
Cautionary forward looking statement	IFC	International Retail and Commercial Banking
Competition	61	– Absa
Concentrations of credit risk	237	business analysis	28
Contingent liabilities and commitments	208	business description	10
Contractual obligations	77	Investment in associates and joint ventures	182
Corporate governance report	113
attendance at board meetings	114
Corporate responsibility	139
Critical accounting estimates	104
Currency of presentation	272
Currency risk	238
Customer accounts	188

298	Barclays PLC Annual Report 2006

Leasing	210	Risk management
Legal proceedings	209	allowances for impairment	79
Liabilities		capital and liquidity risk management	85
other	189	credit risk management	72
Liquidity risk	239	disclosures about certain trading activitiesincluding non-exchange contracts	88
Loans and advances to banks		governance structure	66
interest rate sensitivity	92	insurance risk	88
maturity analysis	92	loans and advances to customers	75
notes to the accounts	164	management of operational risk and business risk	86
Loans and advances to customers		market risk management	82
interest rate sensitivity	92	potential credit risk loans	78
maturity analysis	96	risk responsibilities	67
notes to the accounts	175	statistical information	91
Memorandum and Articles of Association	294	taxation risk	87
Minority interests	208	Risk Tendency	72
Net fee and commission income		Risk weighted assets	52
notes to the accounts	164	SEC Form 20-F	271
summary	42	Securities borrowing, securities lending, repurchase and reverse repurchase agreements	179
Net interest income		Securitisation	198
notes to the accounts	164	Segmental reporting
summary	40	by class of business	244
Off-balance sheet arrangements	59	by geographical segments	246
Operating expenses		Share-based payments	221
administration and general expenses	167	Shareholder information	291
staff costs	166	Short-term borrowings	57
summary	45	Statement of recognised income and expense
Ordinary shares and share premium		consolidated	160
called up	205	consolidated (Barclays Bank)	276
Other entities	220	Subordinated liabilities	192
Other income		Supervision and regulation	62
notes to the accounts	166	Taxation
summary	43	notes to the accounts	180
Pensions		shareholder information	295
directors	126	summary	47
notes to the accounts	199	Total assets	52
Principal subsidiaries	219	Trading portfolio	170
Principal transactions		Trust activities	221
notes to the accounts	165	UK Banking
summary	42	business analysis	16
Potential credit risk loans	78	business description	10
Presentation of information	144	UK Business Banking
Property, plant and equipment	186	business analysis	20
Provisions	197	business description	10
Recent developments	157	UK Retail Banking
Related party transactions	214	business analysis	18
Remuneration report		business description	10
2006 annual remuneration	121	US GAAP
chairman and executive directors: beneficial shareholdings	136	differences from IFRS accounting principles	247
Reserves	206	differences from IFRS accounting principles (Barclays Bank)	284
Results by business	15
Results by nature of income and expense	40
Risk factors	60

Barclays PLC Annual Report 2006	299

300	Barclays PLC Annual Report 2006

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 26, 2007	Barclays PLC (Registrant)

	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 26, 2007	Barclays Bank PLC (Registrant)

	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

1.2	Memorandum and Articles of Association of Barclays Bank PLC (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

2.1	Long term debt instruments

4.1	Rules of the Barclays Group Performance Share Plan (2005)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.5	Rules of the Barclays PLC Approved Incentive Share Option Plans and Appendix relating to eligible employees resident in France (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.8	Service Contract – Matthew Barrett (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.9	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.11	Service Contract – Naguib Kheraj (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.12	Service Contract and Subsequent Side Letter to Service Contract – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.13	Service Contract – David Roberts (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.14	Service Contract – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.15	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.16	Appointment Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.17	Appointment Letter and Subsequent Amendment to appoint as Deputy Chairman – Sir Nigel Rudd (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.18	Appointment Letter – Stephen Russell (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.20	Appointment Letter – Leigh Clifford (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.21	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.22	Appointment Letter – Dr Danie Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.23	Appointment Letter – Robert Steel (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.24	Appointment Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.25	Indemnity Letter – Matthew Barrett (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.26	Indemnity Letter – John Varley (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.28	Indemnity Letter – Naguib Kheraj (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.29	Indemnity Letter – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.30	Indemnity Letter – David Roberts (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.31	Indemnity Letter – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.32	Indemnity Letter – Sir Richard Broadbent (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.33	Indemnity Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.34	Indemnity Letter – Sir Nigel Rudd (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.35	Indemnity Letter – Stephen Russell (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.36	Indemnity Letter – Leigh Clifford (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.37	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.38	Indemnity Letter – Dr. Danie Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.39	Indemnity Letter – Robert Steel (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.40	Indemnity Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.41	Indemnity Letter – Sir David Arculus (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.42	Employment Contract and Assignment Agreement – Frederik Seegers

4.43	Appointment Letter – Marcus Agius

4.44	Contract of Employment – Christopher Lucas

4.45	Appointment Letter – Fulvio Conti

4.46	Addendum to contract of employment between Barclays Bank plc and Gary Hoffman

4.47	Addendum to contract of employment between Barclays Bank plc and John Varley

7.1	Ratios of earnings under IFRS to fixed charges

7.2	Ratios of earnings under UK GAAP to fixed charges

7.3	Ratios of earning under US GAAP to fixed charges

7.4	Ratios of earnings under IFRS to combined fixed charges, preference share dividends and similar appropriations

7.5	Ratios of earnings under UK GAAP to combined fixed charges, preference share dividends and similar appropriations

7.6	Ratios of earnings under US GAAP to combined fixed charges, preference share dividends and similar appropriations

8.1	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14b and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC