Form 20-F
period 2007-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2008-03-26
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file numbers:	Barclays PLC	1-09246
	Barclays Bank PLC	1-10257

BARCLAYS PLC

BARCLAYS BANK PLC

(Exact names of registrants as specified in their charters)

ENGLAND

(Jurisdictions of Incorporation)

1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange* New York Stock Exchange
Barclays Bank PLC	7.4% Subordinated Notes 2009	New York Stock Exchange
	Callable Floating Rate Notes 2035	New York Stock Exchange
Non-Cumulative Callable Dollar
	Preference Shares, Series 2	New York Stock Exchange*
American Depositary Shares, Series
2, each representing one Non-
Cumulative Callable Dollar
	Preference Share, Series 2	New York Stock Exchange
Non-Cumulative Callable Dollar
	Preference Shares, Series 3	New York Stock Exchange*
American Depositary Shares, Series
2, each representing one Non-
Cumulative Callable Dollar
	Preference Share, Series 3	New York Stock Exchange
Non-Cumulative Callable Dollar
	Preference Shares, Series 4	New York Stock Exchange*
American Depositary Shares, Series
2, each representing one Non-
Cumulative Callable Dollar
	Preference Share, Series 4	New York Stock Exchange
iPathSM CBOE S&P 500 BuyWrite
	IndexSM	American Stock Exchange
iPath® Dow Jones – AIG Grains Total
	Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Livestock
	Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Nickel Total
	Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Copper Total
	Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Energy Total
	Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Agriculture
	Total Return Sub-lndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Natural Gas
	Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Industrial
Metals Total Return Sub-IndexSM
	ETN	NYSE Arca
iPath® GBP/USD Exchange Rate
	ETN	NYSE Arca
iPath® Dow Jones – AIG Commodity
	Index Total ReturnSM ETN	NYSE Arca
iPath® EUR/USD Exchange Rate
	ETN	NYSE Arca
iPath® S&P GSCI™ Total Return
	Index ETN	NYSE Arca
	iPath® MSCI India IndexSM ETN	NYSE Arca
iPath® S&P GSCI™ Crude Oil Total
	Return Index ETN	NYSE Arca
	iPath® JPY/USD Exchange Rate ETN	NYSE Arca

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	6,534,698,021
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,337,161,000
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	131,000,000
	$100 preference shares	100,000

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Barclays PLC:

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated flier ☐

Barclays Bank PLC:

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board ☑     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have fifed all documents and reports required to be filed by Section 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐     No ☐

Certain non-IFRS measures

In this document certain non-IFRS (International Financial Reporting Standards) measures, such as profit before business disposals, are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financal statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Market and other data

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

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, ‘expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission, including the discussion of risk management in the document.

SEC Form 20-F cross reference information

SEC Form 20-F Cross Reference Information

Form 20-F item number		Page reference in this document*
1	Identity of Directors, Senior Management and Advisers
	Not applicable
2	Offer Statistics and Expected Timetable
	Not applicable
3	Key Information
	Risk factors	63
	Currency of presentation	265
	Financial data	6
	Dividends	267
4	Information on the Company
	Presentation of information	146
	Glossary	266
	Business description	8
	Acquisitions	158
	Financial review	3
	Recent developments	159
	Supervision and regulation	110
	Note 23 Property, plant and equipment	181
	Note 34 Contingent liabilities and commitments	200
	Note 40 Principal subsidiaries	206
	Note 51 Segmental reporting	247
4A	Unresolved staff comments
	Not applicable
5	Operating and Financial Review and Prospects
	Financial review	3
	Capital adequacy	70
	Liquidity management	91
	Note 14 Derivative Financial Instruments	172
	Note 46 Market Risk	218
	Note 48 Liquidity Risk	240
	Note 50 Capital Management	246
6	Directors, Senior Management and Employees
	Board and Executive Committee	112
	Directors’ report	114
	Corporate governance report	117
	Remuneration report	128
	Accountability and Audit	143
	Note 8 Staff costs	168
	Note 30 Retirement benefit obligations	190
	Note 42 Related party transactions and Directors’ remuneration	208
7	Major Shareholders and Related Party Transactions
	Presentation of information	146
	Directors’ report	114
	Note 42 Related party transactions and Director’s remuneration	208
	Trading market for ordinary shares of Barclays PLC	267
8	Financial Information
	Financial statements	145
	Note 1 Dividends per share –Barclays PLC	166
	Note 35 Legal proceedings	201
	Note 43 Events after the balance sheet date	212
	Dividends – Barclays PLC	267
9	The Offer and Listing
	Trading market for ordinary shares of Barclays PLC	267

Form 20-F item number		Page reference in this document*
10	Additional Information
	Memorandum and Articles of Association	269
	Taxation	271
	Exchange controls and other	273
	limitations affecting security holders
	Documents on display	273
11	Quantitative and qualitative disclosure about market risk
	Risk management Introduction	65
	Credit risk management	74
	Monitoring of Loans and advances	80
	Allowances for impairment and other credit provisions	84
	Potential credit risk loans	82
	Loans and advances in non-local currencies	101
	Market risk management	86
	Derivatives	89
	Capital adequacy	70
	Liquidity management	91
	Note 14 Derivative financial instruments	172
12	Description of Securities Other than Equity Securities
	Not applicable
13	Defaults, Dividends Arrearages and Delinquencies
	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Not applicable
15	Controls and Procedures
	Disclosure controls and procedures	144
	Management’s report on internal control over financial reporting	143
	Independent registered public accounting firm’s report	147
	Changes in internal control	144
16A	Audit Committee Financial Expert	122
16B	Code of Ethics	Exhibit 11.1
16C	Principal Accountant Fees and Services	122,169
16D	Exemptions from the Listing Standards for Audit Committees
	Not applicable
16E	Share Repurchase	197
17	Financial Statements
	Not applicable
18	Financial Statements
	Independent registered public accounting firm’s report for Barclays PLC	147
	Independent registered public accounting firm report for Barlays Bank PLC	148
	Accounting policies	149
	Consolidated accounts Barclays PLC	149
	Notes to accounts of Barclays PLC	166
	Barclays Bank PLC data	250
	Notes to consolidated accounts of Barclays Bank PLC	254
19	Exhibits
	Included in documents as filed with the SEC

*	Where the response to an item of Form 20-F is presented over a number of pages, the page number indicates the page number on which the relevant response begins.

Barclays Annual Report 2007

Barclays Annual Report 2007	1

Glossary of terms

Absa definitions

“Absa Group Limited” refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

“Absa” refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

“International Retail and Commercial Banking-Absa” is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.

“Absa Capital” is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

Other definitions

“Income” refers to total income net of insurance claims, unless otherwise specified.

“Profit before business disposals” represents profit before tax and disposal of subsidiaries, associates and joint ventures.

“Cost:income ratio” is defined as operating expenses compared to total income net of insurance claims.

“Risk Tendency” is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time. Further information on Risk Tendency is included under “Risk Management — Credit Risk Management”

“Daily Value at Risk (DVaR)” is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.

2	Barclays Annual Report 2007

Barclays Annual Report 2007	3

Financial review

Group Performance

Barclays delivered profit before tax of £7,076m. Earnings per share were 68.9p and we increased the full year dividend payout to 34p, a rise of 10%.

Income grew 7% to £23,000m. Growth was well spread by business, with strong contributions from International Retail and Commercial Banking, Barclays Global Investors and Barclays Wealth. Net income, after impairment charges, grew 4% and included net losses of £1,635m relating to credit market turbulence, net of £658m of gains arising from the fair valuation of notes issued by Barclays Capital and settlements on overdraft fees in relation to prior years of £116m in UK Retail Banking.

Impairment charges and other credit provisions rose 30% to £2,795m. Impairment charges relating to US sub-prime mortgages and other credit market exposures were £782m. Excluding these sub-prime related charges, impairment charges improved 7% to £2,013m. In UK Retail Banking and Barclaycard, impairment charges improved significantly, as a consequence of reductions in flows into delinquency and arrears balances in UK cards and unsecured loans. UK mortgage impairment charges remained negligible, with low levels of defaults, and the wholesale and corporate sector remained stable. The significant increase in impairment charges in International Retail and Commercial Banking was driven by very strong book growth.

Operating expenses increased 4% to £13,199m. We invested in growing the branch network and distribution channels in International Retail and Commercial Banking and in infrastructure development in Barclays Global Investors. Costs were lower in UK Banking and broadly flat in Barclays Capital. Gains from property disposals were £267m (2006: £432m). The Group cost:income ratio improved two percentage points to 57%.

Business Performance – Global Retail and Commercial Banking

In UK Banking we improved the cost:income ratio a further two percentage points to 48%, excluding settlements on overdraft fees in relation to prior years of £116m. On this basis we have delivered a cumulative eight percentage point improvement in the past three years, well ahead of our target of six percentage points.

UK Retail Banking profit before tax grew 9% to £1,282m. Income grew 2% excluding settlements on overdraft fees in relation to prior years of £116m, reflecting a very strong performance in Personal Customer Retail Savings and good performances in Current Accounts, Local Business and Home Finance, partially offset by lower income from loan protection insurance. Enhancements in product offering and continued improvements in processing capacity enabled a strong performance in mortgage origination, with a share of net new lending of 8%. Operating expenses were well controlled and improved 3%. Impairment charges improved 12% reflecting lower charges in unsecured consumer lending and Local Business. This was driven by improvements in the collection process which led to reduced flows into delinquency, lower levels of arrears and stable charge-offs. Mortgage impairment charges remained negligible.

4	Barclays Annual Report 2007

Barclays Commercial Bank delivered profit before tax of £1,371m. Profit before business disposals improved 5%. Income improved 7% driven by very strong growth in fees and commissions and steady growth in net interest income. Non-interest income increased to 32% of total income reflecting continuing focus on cross sales and efficient balance sheet utilisation. Operating expenses rose 6%, reflecting increased investment in product development and support, sales force capability and operational efficiency. Impairment charges increased £38m as a result of asset growth and higher charges in Larger Business.

Barclaycard profit before tax increased to £540m, 18% ahead of the prior year. Steady income relative to 2006 reflected strong growth in Barclaycard International offset by a reduction in UK card extended credit balances as we re-positioned the UK business and reduced lower credit quality exposures including the sale of the Monument card portfolio. As a result, impairment charges improved 21%, reflecting more selective customer recruitment, client management and improved collections. Operating expenses increased 12%, driven by continued investment in Barclaycard International and the non-recurrence of a property gain included in the 2006 results. Barclaycard US continued to make good progress, and for the first time made a profit for the year.

International Retail and Commercial Banking profits declined 23% to £935m. Results in 2006 included a £247m profit on disposals and £41m post tax profit share from FirstCaribbean International Bank. 2007 results reflected a 12% decline in the average value of the Rand.

International Retail and Commercial Banking – excluding Absa delivered a profit before tax of £246m. Income rose 28% as we significantly increased the pace of organic growth across the business, with especially strong growth in Emerging Markets and Spain. Operating expenses grew 32% as we expanded the distribution footprint, opening 324 new branches and 157 new sales centres and also invested in rolling out a common technology platform and processes across the business. Impairment increased to £79m including very strong balance sheet growth and lower releases.

International Retail and Commercial Banking – Absa Sterling profit fell £9m to £689m after absorbing the 12% decline in the average value of the Rand. Retail loans and advances grew 22% and retail deposits grew 20%.

Business Performance – Investment Banking and Investment Management

Barclays Capital delivered a 5% increase in profit before tax to £2,335m. Net income was ahead of last year, reflecting very strong performances in most asset classes including interest rates, currencies, equity products and commodities. Results also included net losses arising from credit market turbulence of £1,635m net of gains from the fair valuation of issued notes of £658m. All geographies outside the US enjoyed significant growth in income and profits. Strong cost control led to operating expenses declining slightly year on year.

Barclays Global Investors (BGI) profit before tax increased 3% to £734m. Income grew 16%, driven by very strong growth in management fees and in securities lending revenues. Profit and income growth were both affected by the 8% depreciation in the average value of the US Dollar. BGI costs increased 25% as we continued to build our infrastructure across multiple products and platforms to support future growth.

The cost:income ratio rose to 62%. Assets under management grew US$265bn to US$2.1 trillion, including net new assets of US$86bn.

Barclays Wealth profit before tax rose 25% to £307m. Income growth of 11% was driven by increased client funds and greater transaction volumes. Costs were well controlled as business volumes rose and the cost:income ratio improved three percentage points to 76%. We continued to invest in client facing staff and infrastructure. Redress costs declined. Total client assets increased 14% to £133bn.

Head office functions and other operations

Head Office functions and other operations loss before tax increased 65% to £428m reflecting higher inter-segment adjustments and lower gains from hedging activities.

Capital management

At 31st December 2007, our Basel I Tier 1 Capital ratio was 7.8% (2006: 7.7%). We started managing capital ratios under Basel II from 1st January 2008. Our Basel II Tier 1 Capital ratio was 7.6%. Our Equity Tier 1 ratio was 5.0% under Basel I (2006: 5.3%) and 5.1% under Basel II.

We have increased the proposed dividend payable to shareholders in respect of 2007 by 10%. We maintain our progressive approach to dividends, expecting dividend growth broadly to match earnings growth over time.

Barclays Annual Report 2007	5

Financial data

Consolidated income statement summary

For the year ended 31st December

	2007 £m	2006 £m	2005 £m	2004 £m [a]
Net interest income	9,610	9,143	8,075	6,833
Net fee and commission income	7,708	7,177	5,705	4,847
Principal transactions	4,975	4,576	3,179	2,514
Net premiums from insurance contracts	1,011	1,060	872	1,042
Other income	188	214	147	131
Total income	23,492	22,170	17,978	15,367
Net claims and benefits incurred on insurance contracts	(492)	(575)	(645)	(1,259)
Total income net of insurance claims	23,000	21,595	17,333	14,108
Impairment charges and other credit provisions	(2,795)	(2,154)	(1,571)	(1,093)
Net income	20,205	19,441	15,762	13,015
Operating expenses	(13,199)	(12,674)	(10,527)	(8,536)
Share of post-tax results of associates and joint ventures	42	46	45	56
Profit before business disposals	7,048	6,813	5,280	4,535
Profit on disposal of subsidiaries, associates and joint ventures	28	323	–	45
Profit before tax	7,076	7,136	5,280	4,580
Tax	(1,981)	(1,941)	(1,439)	(1,279)
Profit after tax	5,095	5,195	3,841	3,301
Profit attributable to minority interests	678	624	394	47
Profit attributable to equity holders of the parent	4,417	4,571	3,447	3,254
	5,095	5,195	3,841	3,301

Selected financial statistics
Basic earnings per share	68.9p	71.9p	54.4p	51.0p
Diluted earnings per share	66.7p	69.8p	52.6p	49.8p
Dividends per ordinary share	34.0p	31.0p	26.6p	24.0p
Dividend payout ratio	49.3%	43.1%	48.9%	47.1%
Profit attributable to the equity holders of the parent as a percentage of:
average shareholders’ equity	20.3%	24.7%	21.1%	21.7%
average total assets	0.3%	0.4%	0.4%	0.5%

Selected statistical measures
Cost:income ratio[b]	57%	59%	61%	61%
Average United States Dollar exchange rate used in preparing the accounts	2.00	1.84	1.82	1.83
Average Euro exchange rate used in preparing the accounts	1.46	1.47	1.46	1.47
Average Rand exchange rate used in preparing the accounts	14.11	12.47	11.57	11.83

The financial information above is extracted from the published accounts for the last three years. This information should be read together with, and is qualified by reference to, the accounts and notes included in this report.

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.
b	Defined on page 2.

6	Barclays Annual Report 2007

Financial data

Consolidated balance sheet summary

As at 31st December

	2007 £m	2006 £m	2005 £m	2004 £m [a]
Assets
Cash and other short-term funds	7,637	9,753	5,807	3,525
Treasury bills and other eligible bills	n/a	n/a	n/a	6,658
Trading portfolio and financial assets designated at fair value	341,171	292,464	251,820	n/a
Derivative financial instruments	248,088	138,353	136,823	n/a
Debt securities and equity shares	n/a	n/a	n/a	141,710
Loans and advances to banks	40,120	30,926	31,105	80,632
Loans and advances to customers	345,398	282,300	268,896	262,409
Available for sale financial investments	43,072	51,703	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	183,075	174,090	160,398	n/a
Other assets	18,800	17,198	16,011	43,247
Total assets	1,227,361	996,787	924,357	538,181

Liabilities
Deposits and items in the course of collection due to banks	92,338	81,783	77,468	112,229
Customer accounts	294,987	256,754	238,684	217,492
Trading portfolio and financial liabilities designated at fair value	139,891	125,861	104,949	n/a
Liabilities to customers under investment contracts	92,639	84,637	85,201	n/a
Derivative financial instruments	248,288	140,697	137,971	n/a
Debt securities in issue	120,228	111,137	103,328	83,842
Repurchase agreements and cash collateral on securities lent	169,429	136,956	121,178	n/a
Insurance contract liabilities, including unit-linked liabilities	3,903	3,878	3,767	8,377
Subordinated liabilities	18,150	13,786	12,463	12,277
Other liabilities	15,032	13,908	14,918	87,200
Total liabilities	1,194,885	969,397	899,927	521,417
Shareholders’ equity
Shareholders’ equity excluding minority interests	23,291	19,799	17,426	15,870
Minority interests	9,185	7,591	7,004	894
Total shareholders’ equity	32,476	27,390	24,430	16,764
Total liabilities and shareholders’ equity	1,227,361	996,787	924,357	538,181
Risk weighted assets and capital ratios [b]
Risk weighted assets	353,476	297,833	269,148
Tier 1 ratio	7.8%	7.7%	7.0%
Risk asset ratio	12.1%	11.7%	11.3%
Selected financial statistics
Net asset value per ordinary share	353p	303p	269p	246p
Year-end United States Dollar exchange rate used in preparing the accounts	2.00	1.96	1.72	1.92
Year-end Euro exchange rate used in preparing the accounts	1.36	1.49	1.46	1.41
Year-end Rand exchange rate used in preparing the accounts	13.64	13.71	10.87	10.86

The financial information above is extracted from the published accounts for the last three years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Risk weighted assets and capital ratios are calculated on a Basel I basis. Capital ratios for 2004 based on IFRS are not available. As at 1st January 2005 the tier 1 ratio was 7.1% and the risk asset ratio was 11.8% reflecting the impact of IFRS including the adoption of IAS 32, IAS 39 and IFRS 4.

Barclays Annual Report 2007	7

Financial review

Business description

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Banking, comprising:

–	UK Retail Banking

–	Barclays Commercial Bank (formerly UK Business Banking)

•	Barclaycard

•	International Retail and Commercial Banking, comprising

–	International Retail and Commercial Banking-excluding Absa

–	International Retail and Commercial Banking-Absa.

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and Barclays Commercial Bank.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Barclays Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships (SkyCard, Thomas Cook, Argos and Solution Personal Finance), Barclays Partner Finance (formerly CFS) and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy and Portugal. In the Nordic region, Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides banking services to Barclays personal and corporate customers outside the UK. The products and services offered to customers are tailored to meet the customer needs and the regulatory and commercial environments within each country. For reporting purposes, the operations are grouped into two components: International Retail and Commercial Banking-excluding Absa and International Retail and Commercial Banking-Absa. International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking-excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Barclays Western Europe business includes Spain, Italy, France and Portugal. Emerging Markets includes operations in Africa, India and the Middle East.

International Retail and Commercial Banking-Absa

International Retail and Commercial Banking-Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking-Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

8	Barclays Annual Report 2007

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 320 funds for institutions and individuals trading globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head office functions and other operations

Head office functions and other operations comprise:

–	Head office and central support functions

–	Businesses in transition

–	Consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Barclays Annual Report 2007	9

Financial review

Analysis of results by business

Analysis of results by business For the year ended 31st December 2007
	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Group £m

Net interest income	4,596	1,394	1,890	1,179	(8)	431	128	9,610
Net fee and commission income	1,932	1,080	1,210	1,235	1,936	739	(424)	7,708
Principal transactions[a]	56	11	248	4,692	(4)	55	(83)	4,975
Net premiums from insurance contracts	252	40	372	–	–	195	152	1,011
Other income	58	(26)	87	13	2	19	35	188

Total income	6,894	2,499	3,807	7,119	1,926	1,439	(192)	23,492
Net claims and benefits incurred on insurance contracts	(43)	(13)	(284)	–	–	(152)	–	(492)

Total income, net of insurance claims	6,851	2,486	3,523	7,119	1,926	1,287	(192)	23,000
Impairment charges	(849)	(838)	(252)	(846)	–	(7)	(3)	(2,795)

Net income	6,002	1,648	3,271	6,273	1,926	1,280	(195)	20,205
Operating expenses	(3,370)	(1,101)	(2,356)	(3,973)	(1,192)	(973)	(234)	(13,199)
Share of post-tax results of associates and joint ventures	7	(7)	7	35	–	–	–	42
Profit before business disposals	2,639	540	922	2,335	734	307	(429)	7,048
Profit on disposal of subsidiaries, associates and joint ventures	14	–	13	–	–	–	1	28

Profit before tax	2,653	540	935	2,335	734	307	(428)	7,076

As at 31st December 2007

Total assets	161,777	22,164	89,457	839,662	89,224	18,024	7,053	1,227,361

Total liabilities	166,988	1,559	48,809	811,516	87,101	43,988	34,924	1,194,885

Note

a	Principal transactions comprise net trading income and net investment income.

10	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

UK Banking

Who we are

UK Banking comprises UK Retail Banking and Barclays Commercial Bank (formerly UK Business Banking).

What we do

UK Banking delivers banking solutions to Barclays retail and business banking customers in the United Kingdom. We offer a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers.

Highlights

Performance

2007/06

UK Banking profit before tax increased 4% (£107m) to £2,653m (2006: £2,546m) driven principally by solid income growth. Results included gains from the sale and leaseback of properties and property sales of £232m (2006: £313m).

The cost:income ratio improved one percentage point to 49%. Excluding the impact of settlements on overdraft fees in relation to prior years (£116m), the cost:income ratio improved two percentage points to 48%, making eight percentage points of improvement from 2004 to 2007 compared to the target of six percentage points.

2006/05

UK Banking profit before tax increased 14% (£310m) to £2,546m (2005: £2,236m) driven principally by good income growth. Profit before business disposals grew 10% (£234m) to £2,470m (2005: £2,236m).

Barclays Annual Report 2007	11

	2007 £m	2006 £m	2005 £m

Income statement information

Net interest income	4,596	4,467	4,213
Net fee and commission income	1,932	1,874	1,728
Net trading income	9	2	–
Net investment income	47	28	26
Principal transactions	56	30	26
Net premiums from insurance contracts	252	342	298
Other income	58	63	32

Total income	6,894	6,776	6,297
Net claims and benefits incurred on insurance contracts	(43)	(35)	(61)

Total income, net of insurance claims	6,851	6,741	6,236
Impairment charges	(849)	(887)	(671)

Net income	6,002	5,854	5,565
Operating expenses excluding amortisation of intangible assets	(3,358)	(3,387)	(3,323)
Amortisation of intangible assets	(12)	(2)	(3)
Operating expenses	(3,370)	(3,389)	(3,326)
Share of post-tax results of associates and joint ventures	7	5	(3)
Profit on disposal of subsidiaries, associates and joint ventures	14	76	–

Profit before tax	2,653	2,546	2,236

Balance sheet information

Loans and advances to customers	£145.3bn	£131.0bn	£125.5bn
Customer accounts	£147.9bn	£139.7bn	£127.2bn
Total assets	£161.8bn	£147.6bn	£138.0bn

Selected statistical measures
Cost:income ratio[a]	49%	50%	53%

Risk Tendency[a]	£775m	£790m	£665m
Risk weighted assets	£99.8bn	£93.0bn	£87.9bn

a	Defined on page 2.

12	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

UK Retail Banking

Who we are

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. We have one of the largest branch networks in the UK with around 1,700 branches and an extensive network of cash machines.

What we do

Our cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages branded Woolwich and general insurance. Barclays Financial Planning provides banking, investment products and advice to affluent customers.

Local Business provides banking services to small businesses. UK Retail Banking is also a gateway to more specialised services from other parts of Barclays such as Barclays Stockbrokers.

Our business serves 15 million UK customers.

Highlights

Performance indicators

Performance

2007/06

UK Retail Banking profit excluding tax increased 9% (£101m) to £1,282m (2006: £1,181m) due to reduced costs and a strong improvement in impairment.

Including the impact of settlements on overdraft fees from prior years (£116m), income decreased 1% (£49m) to £4,297m (2006: £4,346m). Income grew 2% (£67m) excluding the impact of settlements on overdraft fees in relation to prior years (£116m). This was driven by very strong growth in Personal Customer retail savings and good growth in Personal Customer current accounts, Home Finance and Local Business.

Net interest income increased 3% (£93m) to £2,858m (2006: £2,765m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and an increased liability margin. Total average customer deposit balances increased 7% to £81.9bn (2006: £76.5bn), supported by the launch of new products.

Mortgage volumes increased significantly, driven by an improved mix of longer term value products for customers, higher levels of retention and continuing improvements in processing capability. Mortgage balances were £69.8bn at the end of the period (2006: £61.7bn), an approximate market share of 6% (2006: 6%). Gross advances were 25% higher at £23.0bn (2006: £18.4bn). Net lending was £8.0bn (2006: £2.4bn), representing market share of 8% (2006: 2%). The average loan to value ratio of the residential mortgage book on a current valuation basis was 33%. The average loan to value ratio of new residential mortgage lending in 2007 was 54%. Consumer Lending balances decreased 4% to £7.9bn (2006: £8.2bn), reflecting the impact of tighter lending criteria.

Overall asset margins decreased as a result of the increased proportion of mortgages and contraction in unsecured loans.

Net fee and commission income reduced 4% (£49m) to £1,183m (2006: £1,232m). There was strong Current Account income growth in Personal Customers and good growth within Local Business. This was more than offset by settlements on overdraft fees.

Net premiums from insurance underwriting activities reduced 26% (£90m) to £252m (2006: £342m), as there continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts increased to £43m (2006: £35m).

Impairment charges decreased 12% (£76m) to £559m (2006: £635m) reflecting lower charges in unsecured Consumer Lending and Local Business. This was driven by improvements in the collection process which led to reduced flows into delinquency, lower levels of arrears and stable charge-offs. Mortgage impairment charges remained negligible.

Operating expenses reduced 3% (£69m) to £2,463m (2006: £2,532m), reflecting strong and active management of all expense lines, targeted processing improvements and back office consolidation. Gains from the sale of property were £193m (2006: £253m). Increased investment was focused on improving the overall customer experience through converting and improving the branch network; revitalising the product offering; increasing operational and process efficiency; and meeting regulatory requirements.

The cost:income ratio improved one percentage point to 57%. Excluding the impact of settlements on overdraft fees from prior years (£116m), the cost:income ratio improved two percentage points to 56%.

Barclays Annual Report 2007	13

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest income	2,858	2,765	2,677
Net fee and commission income	1,183	1,232	1,065
Net premiums from insurance contracts	252	342	372
Other income	47	42	24
Total income	4,340	4,381	4,138
Net claims and benefits on insurance contracts	(43)	(35)	(61)
Total income net of insurance claims	4,297	4,346	4,077
Impairment charges	(559)	(635)	(494)
Net income	3,738	3,711	3,583
Operating expenses excluding amortisation of intangible assets	(2,455)	(2,531)	(2,501)
Amortisation of intangible assets	(8)	(1)	–
Operating expenses	(2,463)	(2,532)	(2,501)
Share of post-tax results of associates and joint ventures	7	2	(6)
Profit before tax	1,282	1,181	1,076
Balance sheet information
Loans and advances to customers	£82.0bn	£74.7bn	£72.1bn
Customer accounts	£87.1bn	£82.3bn	£76.3bn
Total assets	£87.8bn	£81.7bn	£78.1bn

Selected statistical measures
Cost:income ratio[a]	57%	58%	61%
Risk Tendency[a]	£470m	£500m	£415m
Risk weighted assets	£46.0bn	£43.0bn	£40.8bn

a	Defined on page 2.

2006/05

UK Retail Banking profit before tax increased 10% (£105m) to £1,181m (2005: £1,076m), driven by good income growth and well controlled costs. There has been substantial additional investment to transform the business.

Income increased 7% (£269m) to £4,346m (2005: £4,077m). Income growth was broadly based. There was strong income growth in Personal Customers retail savings, Local Business and UK Premier and good growth in Personal Customers current account income. Sales volumes increased, with a particularly strong performance from direct channels.

Net interest income increased 3% (£88m) to £2,765m (2005: £2,677m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and a stable liability margin. Total average customer deposit balances increased 8% to £76.5bn (2005: £71.0bn), supported by new products. Growth of personal savings was above that of the market.

Mortgage volumes improved significantly, driven by a focus on improving capacity, customer service, value and promotion. UK residential mortgage balances ended the year at £61.7bn (2005: £59.6bn). Gross advances were 60% higher at £18.4bn (2005: £11.5bn), with a market share of 5% (2005: 4%). Net lending was £2.4bn, with performance improving during the year, leading to a market share of 4% in the second half of the year. The mortgage margin was reduced by changed assumptions used in the calculation of effective interest rates, a higher proportion of new mortgages and base rate changes. The new business spread was in line with the industry. The loan to value ratio within the residential mortgage book on a current valuation basis was 34% (2005: 35%).

There was good balance growth in non-mortgage loans, where Local Business average balances increased 9% and UK Premier average balances increased 25%.

Net fee and commission income increased 16% (£167m) to £1,232m (2005: £1,065m). There was strong current account income growth in Personal Customers and Local Business. UK Premier delivered strong growth reflecting higher income from banking services, mortgage sales and investment advice.

Net premiums from insurance underwriting activities decreased 8% (£30m) to £342m (2005: £372m). There continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts improved to £35m (2005: £61m).

Impairment charges increased 29% (£141m) to £635m (2005: £494m). The increase principally reflected balance growth and some deterioration in delinquency rates in the Local Business loan book. Losses from the mortgage portfolio remained negligible, with arrears at low levels.

Operating expenses were steady at £2,532m (2005: £2,501m). Gains from the sale and leaseback of property amounted to £253m (2005: nil). Investment in the business to improve customer service and deliver sustainable performance improvements was directed at upgrading distribution capabilities, including restructuring and improving the branch network. Further investment was focused on upgrading the contact centres, transforming the performance of the mortgage business, revitalising the retail product range to meet customers’ needs, improving core operations and processes and rationalising the number of operating sites. The level of investment reflected in operating expenses in 2006 was approximately double the level of 2005.

The cost:income ratio improved three percentage points to 58% (2005: 61%).

14	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Barclays Commercial Bank

Who we are

Barclays Commercial Bank comprises 8,400 colleagues who serve 81,000 customers.

Earlier this year, we launched our new brand – Barclays Commercial Bank – to replace UK Business Banking. This new identity is much more than just a name change. Instead, it more accurately reflects our current capabilities and future aspirations, and it is scalable across markets. To complement the new identity, we also launched a clear customer proposition. It comprises three elements:

•	relationship

•	specialisation

•	innovation

These encapsulate our capability to deliver distinctive service and solutions that meet our customers’ needs.

What we do

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities.

We are a key component of the Barclays universal banking model, delivering income in partnership with all the constituent business units of the Barclays Group.

Highlights

Performance indicators

Performance

2007/06

Barclays Commercial Bank profit before tax increased £6m to £1,371m (2006: £1,365m) due to continued good income growth partially offset by lower gains from business disposals. Profit excluding profit on business disposals of £14m (2006: £76m) increased 5% to £1,357m (2006: £1,289m).

Income increased 7% (£159m) to £2,554m (2006: £2,395m). Non-interest income increased to 32% of total income (2006: 29%), reflecting continuing focus on cross sales and efficient balance sheet utilisation. There was very strong growth in net fee and commission income, which increased 17% (£107m) to £749m (2006: £642m) due to very strong performance in lending fees. There was also good growth in transaction related income, foreign exchange and derivatives transactions undertaken on behalf of clients.

Net interest income improved 2% (£36m) to £1,738m (2006: £1,702m). Average customer lendings increased 3% to £53.6bn (2006: £52.0bn). Average customer accounts grew 4% to £46.4bn (2006: £44.8bn).

Income from principal transactions primarily reflecting venture capital and other equity realisations increased 87% (£26m) to £56m (2006: £30m).

Impairment charges increased 15% (£38m) to £290m (2006: £252m), mainly due to a higher level of impairment losses in Larger Business as impairment trended towards risk tendency. There was a reduction in impairment levels in Medium Business due to a tightening of the lending criteria.

Operating expenses increased 6% (£50m) to £907m (2006: £857m). Operating expenses are net of gains of £39m (2006: £60m) on the sale of property. Growth in operating expenses was focused on continuing investment in operations, infrastructure, and new initiatives in product development and sales capability.

Barclays Annual Report 2007	15

	2007 £m	2006 £m	2005 £m

Income statement information
Net interest income	1,738	1,702	1,536
Net fee and commission income	749	642	589
Net trading income	9	2	–
Net investment income	47	28	17
Principal transactions	56	30	17
Other income	11	21	17

Total income	2,554	2,395	2,159
Impairment charges	(290)	(252)	(177)

Net income	2,264	2,143	1,982
Operating expenses excluding amortisation of intangible assets	(903)	(856)	(822)
Amortisation of intangible assets	(4)	(1)	(3)
Operating expenses	(907)	(857)	(825)
Share of post-tax results of associates and joint ventures	–	3	3
Profit on disposal of subsidiaries, associates and joint ventures	14	76	–

Profit before tax	1,371	1,365	1,160

Balance sheet information
Loans and advances to customers	£63.3bn	£56.3bn	£53.4bn
Customer accounts	£60.8bn	£57.4bn	£50.9bn
Total assets	£73.9bn	£65.9bn	£59.9bn

Selected statistical measures
Cost:income ratio[a]	36%	36%	38%
Risk Tendency[a]	£305m	£290m	£250m
Risk weighted assets	£53.8bn	£50.0bn	£47.1bn

a	Defined on page 2.

2006/05

Barclays Commercial Bank profit before tax increased 18% (£205m) to £1,365m (2005: £1,160m), driven by continued strong income growth. Barclays Commercial Bank maintained its market share of primary customer relationships. The 2006 result included a £23m (2005: £13m) contribution from the full year consolidation of Iveco Finance, in which a 51% stake was acquired on 1st June 2005. Profit before business disposals increased 11% to £1,289m (2005: £1,160m).

Income increased 11% (£236m) to £2,395m (2005: £2,159m), driven by strong balance sheet growth. The uplift in income was broadly based across income categories.

Net interest income increased 11% (£166m) to £1,702m (2005: £1,536m) driven by strong balance sheet growth. There was strong growth in all business areas and in particular Larger Business. The lending margin improved slightly. Average customer accounts increased 11% to £44.8bn (2005: £40.5bn) with good growth across product categories. The deposit margin was stable.

Net fee and commission income increased 9% (£53m) to £642m

(2005: £589m). There was a strong rise in income from foreign exchange and derivatives business transacted through Barclays Capital on behalf of Barclays Commercial Bank customers.

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

Operating expenses increased 4% (£32m) to £857m (2005: £825m). Cost growth reflected higher volumes, increased expenditure on front line staff and the costs of Iveco Finance for a full year. Operating expenses included a credit of £60m on the sale and leaseback of property. Increased investment was focused on the acceleration of the rationalisation of operating sites and technology infrastructure.

The cost:income ratio improved two percentage points to 36% (2005: 38%).

Profit on disposals of subsidiaries, associates and joint ventures of £76m (2005: £nil) arose from the sales of interests in vehicle leasing and European vendor finance businesses.

16	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Barclaycard

Who we are

We are a multi-brand international credit card and consumer lending business. Our credit card was the first to be launched in the UK in 1966 and is now one of the leading credit card businesses in Europe, with a fast growing business in the US.

What we do UK

Our activities include all Barclaycard branded credit cards, the FirstPlus secured lending business and the retail finance business Barclays Partner Finance. In addition to these activities, Barclaycard also operates partnership cards with leading brands including SkyCard and the Thomas Cook Credit Card. We continue to lead the UK market with the launch in 2007 of Barclaycard OnePulse, the UK’s first contactless card, and Barclaycard Breathe, the first card to donate a percentage of its profits to carbon reduction projects around the world.

International

Barclaycard’s international presence is extensive. In 2007, 3 out of every 4 cards issued by Barclaycard were in markets outside the UK and we have 8.8m international cards in issue. We currently operate across Europe and the United States where we are the fastest growing credit card business. In Scandinavia we operate through Entercard, a joint venture with Swedbank.

Barclaycard Business

Barclaycard Business processes card payments for 93,000 retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is Europe’s number one issuer of Visa Commercial Cards with over 137,000 corporate customers.

Highlights

Performance indicators

Performance

2007/06

Barclaycard profit before tax increased 18% (£82m) to £540m (2006: £458m), driven by strong international growth coupled with a significant improvement in UK impairment charges. Other income included a £27m loss on disposal of part of the Monument card portfolio. 2006 results reflected a property gain of £38m.

Income decreased 1% (£28m) to £2,486m (2006: £2,514m) reflecting strong growth in Barclaycard International, offset by a decline in UK Cards revenue resulting from a more cautious approach to lending in the UK and a £27m loss on disposal of part of the Monument card portfolio.

Net interest income increased 1% (£11m) to £1,394m (2006: £1,383m) due to strong organic growth in international average extended credit card balances, up 32% to £3.3bn and average secured consumer lending balances up 26% to £4.3bn, partially offset by lower UK average extended credit card balances which fell 14% to £6.9bn. Margins fell to 6.59% (2006: 7.13%) due to higher average base rates across core operating markets and a change in the product mix with an increased weighting to secured lending.

Net fee and commission income fell 2% (£26m) to £1,080m (2006: £1,106m) with growth in Barclaycard International offset by our actions in response to the Office of Fair Trading’s findings on late and overlimit fees in the UK which were implemented in August 2006.

Impairment charges improved 21% (£229m) to £838m (2006: £1,067m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by an increase in impairment charges in Barclaycard International and secured consumer lending.

Operating expenses increased 12% (£120m) to £1,101m (2006: £981m). Excluding a property gain of £38m in 2006, operating expenses increased 8% (£82m) reflecting continued investment in expanding our businesses in Europe and the US. Costs in the UK businesses were broadly flat, with investment in new UK product innovations such as Barclaycard OnePulse being funded out of operating efficiencies.

Barclaycard International continued to gain momentum, delivering a profit before tax of £77m against a loss before tax of £36m in 2006. We concluded seven new credit card partnership deals across Western Europe. The Entercard joint venture continued to perform ahead of plan and entered the Danish market, extending its reach across the Scandinavian region. Barclaycard US was profitable, with very strong average balance growth and a number of new card partnerships including Lufthansa Airlines and Princess Cruise Lines.

Barclays Annual Report 2007	17

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest income	1,394	1,383	1,231
Net fee and commission income	1,080	1,106	1,065
Net investment income	11	15	–
Net premiums from insurance contracts	40	18	6
Other income	(26)	–	–
Total income	2,499	2,522	2,302
Net claims and benefits incurred on insurance contracts	(13)	(8)	(3)
Total income net of insurance claims	2,486	2,514	2,299
Impairment charges	(838)	(1,067)	(753)
Net income	1,648	1,447	1,546
Operating expenses excluding amortisation of intangible assets	(1,073)	(964)	(891)
Amortisation of intangible assets	(28)	(17)	(17)
Operating expenses	(1,101)	(981)	(908)
Share of post-tax results of associates and joint ventures	(7)	(8)	1
Profit before tax	540	458	639
Balance sheet information
Loans and advances to customers	£20.1bn	£18.2bn	£16.5bn
Total assets	£22.2bn	£20.1bn	£18.2bn

Selected statistical measures
Cost:income ratio[a]	44%	39%	39%
Risk Tendency[a]	£945m	£1,135m	£865m
Risk weighted assets	£19.9bn	£17.0bn	£13.6bn

a	Defined on page 2.

2006/05

Barclaycard profit before tax decreased 28% (£181m) to £458m (2005: £639m) as good income growth was more than offset by higher impairment charges and increased costs from the continued development of international businesses.

Income increased 9% (£215m) to £2,514m (2005: £2,299m) reflecting very strong momentum in Barclaycard US and strong performances in Barclaycard Business, FirstPlus, SkyCard and continental European markets.

Net interest income increased 12% (£152m) to £1,383m (2005: £1,231m) due to strong growth in International average extended credit card balances up 39% to £2.5bn (2005: £1.8bn) and average secured consumer lending balances up 55% to £3.4bn (2005: £2.2bn), partly offset by UK average extended credit card balances down 7% to £8.0bn (2005: £8.6bn), reflecting the impact of tighter lending criteria.

Net fee and commission income increased 4% (£41m) to £1,106m (2005: £1,065m) as a result of increased contributions from Barclaycard International, SkyCard, FirstPlus and Barclaycard Business. Barclaycard reduced its late and overlimit fee charges in the UK on 1st August 2006 in response to the Office of Fair Trading’s findings.

Investment income of £15m (2005: £nil) represents the gain arising from the sale of part of the stake in MasterCard Inc, following its flotation.

Impairment charges increased 42% (£314m) to £1,067m (2005: £753m). The increase was driven by a rise in delinquent balances and increased numbers of bankruptcies and Individual Voluntary Arrangements. As a result of management action in 2005 and 2006 to tighten lending criteria and improve collection processes, the flows of new delinquencies reduced, and levels of arrears balances declined in the second half of 2006 in UK cards.

Operating expenses increased 8% (£73m) to £981m (2005: £908m). This included a £38m gain from the sale and leaseback of property. Excluding this item, underlying operating expenses increased 12% (£111m) to £1,019m. This was largely as a result of continued investment in Barclaycard International, particularly Barclaycard US, and the development of UK partnerships.

Barclaycard International continued its growth strategy in the continental European business delivering solid results. The Entercard joint venture, which is based in Scandinavia, performed ahead of plan. Barclaycard International loss before tax reduced to £36m (2005: loss £44m), including the loss before tax for Barclaycard US of £57m (2005: loss £60m). Barclaycard US continued to perform ahead of expectations, delivering very strong growth in balances and customer numbers and creating a number of new partnerships including US Airways, Barnes & Noble, Travelocity and Jo-Ann Stores.

Barclaycard UK customer numbers declined 1.4 million to 9.8 million (2005: 11.2 million). This reflected the closure of 1.5 million accounts that had been inactive.

18	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

International Retail and Commercial Banking

Who we are

Our business comprises: International Retail and Commercial Banking – excluding Absa and International Retail and Commercial Banking – Absa.

What we do

International Retail and Commercial Banking provides banking services to Barclays personal and corporate customers outside the UK. The products and services offered to customers are tailored to meet customer needs and the regulatory and commercial environments within each country.

Highlights

Performance 2007/06

International Retail and Commercial Banking profit before tax decreased £281m to £935m (2006: £1,216m). International Retail and Commercial Banking – excluding Absa profit before tax in 2006 included a £247m gain on the sale of associate FirstCaribbean International Bank and a £41m share of its post-tax results. Profit before tax in 2007 included gains from the sale and leaseback of property of £23m (2006: £55m). Very strong profit growth in Rand terms in International Retail and Commercial Banking – Absa was offset by a 12% decline in the average value of the Rand.

A significant investment was made in infrastructure and distribution, including the opening of 644 new branches and sales centres across Western Europe, Emerging Markets and Absa.

2006/05

International Retail and Commercial Banking profit before tax increased £623m to £1,216m (2005: £593m). The increase reflected the inclusion of a full year’s profit before tax from International Retail and Commercial Banking – Absa of £698m (2005 a: £298m) and a profit of £247m on the disposal of Barclays interest in FirstCaribbean International Bank.

Barclays Annual Report 2007	19

	2007 £m	2006 £m	2005 £m

Income statement information
Net interest income	1,890	1,653	1,045
Net fee and commission income	1,210	1,221	644
Net trading income	69	6	3
Net investment income	179	188	143
Principal transactions	248	194	146
Net premiums from insurance contracts	372	351	227
Other income	87	74	60

Total income	3,807	3,493	2,122
Net claims and benefits incurred under insurance contracts	(284)	(244)	(206)

Total income net of insurance claims	3,523	3,249	1,916
Impairment charges	(252)	(167)	(33)

Net income	3,271	3,082	1,883
Operating expenses excluding amortisation of intangible assets	(2,279)	(2,077)	(1,289)
Amortisation of intangible assets	(77)	(85)	(47)
Operating expenses	(2,356)	(2,162)	(1,336)
Share of post-tax results of associates and joint ventures	7	49	46
Profit on disposal of subsidiaries, associates and joint ventures	13	247	–

Profit before tax	935	1,216	593
Balance sheet information
Loans and advances to customers	£70.1bn	£53.2bn	£49.2bn
Customer accounts	£28.8bn	£22.1bn	£22.4bn
Total assets	£89.5bn	£68.6bn	£63.4bn

Selected statistical measures
Cost:income ratio[a]	67%	67%	70%
Risk Tendency[a]	£475m	£220m	£175m
Risk weighted assets	£53.3bn	£40.8bn	£41.0bn

a	Defined on page 2.

20	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

International Retail and Commercial Banking – excluding Absa

Who we are

Western Europe

This business area includes our retail and commercial banking operations in Spain, Portugal, France and Italy. Barclays has operated in Spain for over 30 years, and is the leading foreign bank and the sixth largest banking group overall. We have tripled the branch network in Portugal over the last two years, becoming the largest non-Iberian bank. Barclays is a leading affluent banking brand and a recognised product innovator in France. We are one of the leading mortgage providers in Italy and in 2007 established full retail and commercial banking operations.

Emerging Markets

The Emerging Markets team is responsible for Barclays businesses in the growing markets of Africa, India and the Middle East. Barclays has long-standing commercial banking operations in the UAE and in 2007 launched retail banking operations in India and the UAE. In Africa, Barclays operates in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, Tanzania, Uganda, Zambia and Zimbabwe offering a range of retail and commercial banking products.

What we do

We provide a full range of banking services, including current accounts, savings, investments, mortgages and loans to our international personal and corporate customers.

International Retail and Commercial Banking works closely with all other parts of the group to leverage synergies from product and service propositions.

Performance indicators

Performance

2007/06

International Retail and Commercial Banking – excluding Absa profit before tax decreased 53% (£272m) to £246m (2006: £518m). Profit before tax in 2006 included a £247m gain on the sale of associate FirstCaribbean International Bank and a £41m share of its post-tax results. Profit before tax in 2007 included gains from the sale and leaseback of property in 2007 of £23m (2006: £55m). The performance reflected very strong income growth driven by a rapid growth in distribution points to 1,348 (2006: 867) as well as the launch of new businesses in India and UAE and a full retail and commercial banking offering in Italy.

Income increased 28% (£293m) to £1,339m (2006: £1,046m) driven by excellent performances in Western Europe and Emerging Markets.

Net interest income increased 25% (£149m) to £753m (2006: £604m). Total average customer loans increased 22% (£6.1bn) to £33.3bn (2006: £27.2bn) with lending margins broadly stable. Mortgage balance growth in Western Europe was very strong, with average Euro balances up 16% (€4.2bn) to €30.1bn (2006: €25.9bn). Average customer deposits increased 20% (£2.1bn) to £12.5bn (2006: £10.4bn) driven by growth in Western Europe and Emerging Markets.

Net fee and commission income grew 16% (£59m) to £425m (2006: £366m), reflecting strong performances in Western Europe driven by the expansion of the customer base.

Principal transactions increased £94m to £177m (2006: £83m) reflecting gains on equity investments and higher foreign exchange income across Emerging Markets.

Impairment charges rose 93% (£38m) to £79m (2006: £41m). The increase reflected very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Operating expenses grew 32% (£249m) to £1,023m (2006: £774m) driven by the rapid expansion of the distribution network across all regions and investment in people and infrastructure to support future growth across the franchise. Operating expenses included property sales in Spain of £23m (2006: £55m).

Western Europe continued to perform strongly. Profit before tax increased 30% (£56m) to £245m (2006: £189m). Barclays Spain profit before tax increased 53% (£72m) to £207m (2006: £135m) driven by increased customer lending, higher service commissions and equity investment realisations. France also performed well driven by good growth in the balance sheet, higher fees and commissions and good cost control. Income grew very strongly in Italy as a result of the opening of new branches and the roll-out of a complete retail and commercial banking offering but this was more than offset by higher investment costs. Profit before tax decreased in Portugal, with very strong income growth offset by increased investment in the expansion of the business.

Emerging Markets profit before tax increased 25% (£28m) to £142m (2006: £114m) reflecting a very strong rise in income across a broad range of markets, with particularly strong growth in Egypt, UAE, Kenya, Ghana, Tanzania, Uganda and India. The income growth benefited from increased investment in the business across all geographies, including branch openings and the launch of retail banking services in India and the UAE.

Barclays Annual Report 2007	21

	2007 £m	2006 £m	2005 £m

Income statement information
Net interest income	753	604	557
Net fee and commission income	425	366	316
Net trading income	68	17	31
Net investment income	109	66	88
Principal transactions	177	83	119
Net premiums from insurance contracts	145	111	129
Other income	9	20	23
Total income	1,509	1,184	1,144
Net claims and benefits incurred under insurance contracts	(170)	(138)	(162)

Total income net of insurance claims	1,339	1,046	982
Impairment charges	(79)	(41)	(14)
Net income	1,260	1,005	968
Operating expenses excluding amortisation of intangible assets	(1,007)	(765)	(706)
Amortisation of intangible assets	(16)	(9)	(6)
Operating expenses	(1,023)	(774)	(712)
Share of post-tax results of associates and joint ventures	1	40	39
Profit on disposal of subsidiaries, associates and joint ventures	8	247	–
Profit before tax	246	518	295
Balance sheet information
Loans and advances to customers	£39.3bn	£29.0bn	£25.3bn
Customer accounts	£15.7bn	£11.0bn	£10.2bn
Total assets	£52.2bn	£38.2bn	£34.0bn

Selected statistical measures
Cost:income ratio[a]	76%	74%	73%
Risk Tendency[a]	£220m	£75m	£75m
Risk weighted assets	£29.7bn	£20.1bn	£20.2bn

a	Defined on page 2.

2006/05

International Retail and Commercial Banking – excluding Absa profit before tax increased 76% (£223m) to £518m (2005: £295m), including a gain on the disposal of the interest in FirstCaribbean International Bank of £247m. This reflected good growth in continental Europe offset by a decline in profits in Africa caused by higher impairment, and increased costs reflecting a step change in the rate of organic investment in the business.

Income increased 7% (£64m) to £1,046m (2005: £982m).

Net interest income increased 8% (£47m) to £604m (2005: £557m), reflecting strong balance sheet growth in continental Europe, Africa and the Middle East, and the development of the corporate business in Spain.

Total average customer loans increased 20% to £27.2bn (2005: £22.7bn). Mortgage balance growth in continental Europe was particularly strong, with average Euro balances up 22%. There was a modest decline in lending margins partly driven by a greater share of mortgage assets as a proportion of the total book in continental Europe. Average customer deposits increased 16% to £10.4bn (2005: £9.0bn), with deposit margins stable.

Net fee and commission income increased 16% (£50m) to £366m (2005: £316m). This reflected a strong performance from the Spanish funds business, where average assets under management increased 11%, together with very strong growth in France, including the first full year contribution of the ING Ferri business which was acquired on 1st July 2005. Net fee and commission income showed solid growth in Africa and the Middle East.

Principal transactions decreased £36m to £83m (2005: £119m). 2005 included £23m from the redemption of preference shares in FirstCaribbean International Bank.

Impairment charges increased £27m to £41m (2005: £14m). This reflected the absence of one-off recoveries of £12m which arose in 2005 in Africa and the Middle East, and strong balance sheet growth across the businesses.

Operating expenses increased 9% (£62m) to £774m (2005: £712m). This included gains from the sale and leaseback of property in Spain of £55m. Operating expenses also included incremental investment expenditure of £25m to expand the distribution network and enhance IT and operational capabilities.

Barclays Spain continued to perform strongly. Profit before tax increased 21% (£30m) to £171m (2005: £141m), excluding net one-off gains on asset sales of £32m (2005: £8m) and integration costs of £43m (2005: £57m). This was driven by the continued realisation of benefits from Banco Zaragozano, together with strong growth in assets under management and solid growth in mortgages.

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

22	Barclays Annual Report 2007

Financial review

Analysis of results by business

Global Retail and Commercial Banking

International Retail and Commercial Banking – Absa

Who we are

This business represents Barclays consolidation of Absa, excluding Absa Capital which is included in Barclays Capital.

International Retail and Commercial Banking – Absa comprises four operating divisions: Retail Banking, Commercial Banking, African operations and a Bancassurance division. (Barclays Bank PLC owns 59% of Absa Group Limited).

What we do

International Retail and Commercial Banking – Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

Highlights

Performance indicators

Performance

2007/06

International Retail and Commercial Banking - Absa profit before tax decreased to £689m (2006: £698m)

Barclays Annual Report 2007	23

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest income	1,137	1,049	488
Net fee and commission income	785	855	328
Net trading income/(expense)	1	(11)	(28)
Net investment income	70	122	55
Principal transactions	71	111	27
Net premiums from insurance contracts	227	240	98
Other income	78	54	37
Total income	2,298	2,309	978
Net claims and benefits incurred under insurance contracts	(114)	(106)	(44)
Total income net of insurance claims	2,184	2,203	934
Impairment charges	(173)	(126)	(19)
Net income	2,011	2,077	915
Operating expenses excluding amortisation of intangible assets	(1,272)	(1,312)	(583)
Amortisation of intangible assets	(61)	(76)	(41)
Operating expenses	(1,333)	(1,388)	(624)
Share of post-tax results of associates and joint ventures	6	9	7
Profit on disposal of subsidiaries, associates and joint ventures	5	–	–
Profit before tax	689	698	298
Balance sheet information
Loans and advances to customers	£30.8bn	£24.2bn	£23.9bn
Customer accounts	£13.1bn	£11.1bn	£12.2bn
Total assets	£37.3bn	£30.4bn	£29.4bn

Selected statistical measures
Cost:income ratio[a]	61%	63%	67%
Risk Tendency[a]	£255m	£145m	£100m
Risk weighted assets	£23.6bn	£20.7bn	£20.8bn

a	Defined on page 2.

2006/05

International Retail and Commercial Banking – Absa profit before tax increased 134% to £698m (2005: £298m) reflecting the full year to 31st December 2006 compared with the five months ended 31st December 2005. Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005.

24	Barclays Annual Report 2007

Financial review

Analysis of results by business

Investment Banking and Investment Management

Barclays Capital

Who we are

Barclays Capital is a leading global investment bank providing large corporate, institutional and government clients with solutions to their financing and risk management requirements.

What we do

Barclays Capital service a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise.

Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa.

Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Highlights

Performance indicators

Performance

2007/06

Barclays Capital delivered profits ahead of the record results achieved in 2006 despite challenging trading conditions in the second half of the year. Profit before tax increased 5% (£119m) to £2,335m (2006: £2,216m). There was strong income growth across the Rates businesses and excellent results in Continental Europe, Asia and Africa demonstrating the breadth of the client franchise. Net income was slightly ahead at £6,273m (2006: £6,225m) and costs were tightly managed, declining slightly year on year. Absa Capital delivered very strong growth in profit before tax to £155m (2006: £71m).

The US sub-prime driven market dislocation affected performance in the second half of 2007. Exposures relating to US sub-prime were actively managed and declined over the period. Barclays Capital’s 2007 results reflected net losses related to the credit market turbulence of £1,635m, of which £795m was included in income, net of £658m gains arising from the fair valuation of notes issued by Barclays Capital. Impairment charges included £840m against ABS CDO Super Senior exposures, other credit market exposures and drawn leveraged finance underwriting positions.

Income increased 14% (£852m) to £7,119m (2006: £6,267m) as a result of very strong growth in interest rate, currency, equity, commodity and emerging market asset classes. There was excellent income growth in continental Europe, Asia, and Africa. Average DVaR increased 13% to £42m (2006: £37.1m) in line with income.

Secondary income, comprising principal transactions (net trading income and net investment income), is mainly generated from providing client financing and risk management solutions. Secondary income increased 11% (£578m) to £5,871m (2006: £5,293m).

Net trading income increased 5% (£177m) to £3,739m (2006: £3,562m) with strong contributions from fixed income, commodities, equities, foreign exchange and prime services businesses. These were largely offset by net losses in the business affected by sub-prime mortgage related write downs. The general widening of credit spreads that occurred over the course of the second half of 2007 also reduced the carrying value of the £57bn of issued notes held at fair value on the balance sheet, resulting in gains of £658m. Net investment income increased 66% (£380m) to £953m (2006: £573m) as a result of a number of private equity realisations, investment disposals in Asia and structured capital markets transactions. Net interest income increased 2% (£21m) to £1,179m (2006: £1,158m), driven by higher contributions from money markets. The corporate lending portfolio increased 29% to £52.3bn (2006: £40.6bn), largely due to an increase in drawn leveraged finance positions and a rise in drawn corporate loan balances.

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 30% (£283m) to £1,235m (2006: £952m), with good contributions from bonds and loans.

Impairment charges and other credit provisions of £846m included £722m against ABS CDO Super Senior exposures, £60m from other credit market exposures and £58m relating to drawn leveraged finance underwriting positions. Other impairment charges on loans and advances amounted to a release of £7m (2006: £44m release) before impairment charges on available for sale assets of £13m (2006: £86m).

Barclays Annual Report 2007	25

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest income	1,179	1,158	1,065
Net fee and commission income	1,235	952	776
Net trading income	3,739	3,562	2,231
Net investment income	953	573	413
Principal transactions	4,692	4,135	2,644
Other income	13	22	20
Total income	7,119	6,267	4,505
Impairment charges and other credit provisions	(846)	(42)	(111)
Net income	6,273	6,225	4,394
Operating expenses excluding amortisation of intangible assets	(3,919)	(3,996)	(2,961)
Amortisation of intangible assets	(54)	(13)	(2)
Operating expenses	(3,973)	(4,009)	(2,963)
Share of post-tax results of associates and joint ventures	35	–	–
Profit before tax	2,335	2,216	1,431
Balance sheet information
Total assets	£839.7bn	£657.9bn	£601.2bn

Selected statistical measures
Cost:income ratio[a]	56%	64%	66%
Risk Tendency[a]	£140m	£95m	£110m
Risk weighted assets	£169.1bn	£137.6bn	£116.7bn
Average DVaR	£42.0m	£37.1m	£32.0m
Corporate lending portfolio	£52.3bn	£40.6bn	£40.1bn

a	Defined on page 2.

Operating expenses decreased 1% (£36m) to £3,973m (2006: £4,009m). Performance related pay, discretionary investment spend and short term contractor resources represented 42% (2006: 50%) of the cost base. Amortisation of intangible assets of £54m (2006: £13m) principally related to mortgage service rights.

Total headcount increased 3,000 during 2007 to 16,200 (2006: 13,200) including 800 from the acquisition of EquiFirst. The majority of organic growth was in Asia Pacific.

2006/05

Profit before tax increased 55% (£785m) to £2,216m (2005: £1,431m). This was the result of a very strong income performance, driven by higher business volumes, continued growth in client activity and favourable market conditions. Net income increased 42% (£1,831m) to £6,225m (2005: £4,394m). Profit before tax for Absa Capital was £71m (2005: £39m).

Income increased 39% (£1,762m) to £6,267m (2005: £4,505m) as a result of very strong growth across the Rates, Credit and Private Equity businesses. Income increased in all geographic regions. Average DVaR increased 16% to £37.1m (2005: £32.0m) significantly below the rate of income growth.

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

Primary income grew 23% (£176m) to £952m (2005: £776m). This reflected higher volumes and continued market share gains in a number of key markets, with strong contributions from issuances in bonds, European leveraged loans and convertibles.

Impairment charges of £42m (2005: £111m), including impairment on available for sale assets of £86m (2005: £nil), were 62% lower than prior year reflecting recoveries and the continued benign wholesale credit environment.

Operating expenses increased 35% (£1,046m) to £4,009m (2005: £2,963m), reflecting higher performance related costs, increased levels of activity and continued investment across the business. Performance related pay, discretionary investment spend and short-term contractor resource costs represented 50% of operating expenses (2005: 46%). Amortisation of intangible assets principally relates to mortgage service rights obtained as part of the purchase of HomEq.

Total headcount increased 3,300 during 2006 to 13,200 (2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

26	Barclays Annual Report 2007

Financial review

Analysis of results by business

Investment Banking and Investment Management

Barclays Global Investors

Who we are

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services. We are the global leader in assets and products in the exchange traded funds business, with over 320 funds for institutions and individuals trading globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

With a 3,000-plus strong workforce, we currently have over £1trn in assets under management, for 3,000 clients around the world.

What we do

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

Highlights

Performance indicators

Performance

2007/06

Barclays Global Investors delivered solid growth in profit before tax, which increased 3% (£20m) to £734m (2006: £714m). Very strong US Dollar income and strong profit growth was partially offset by the 8% depreciation in the average value of the US Dollar against Sterling.

Income grew 16% (£261m) to £1,926m (2006: £1,665m).

Net fee and commission income grew 17% (£285m) to £1,936m (2006: £1,651m). This was primarily attributable to increased management fees and securities lending. Incentive fees increased 6% (£12m) to £198m (2006: £186m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 25% (£241m) to £1,192m (2006: £951m) as a result of significant investment in key product and channel growth initiatives and in infrastructure as well as growth in the underlying business. Operating expenses included charges of £80m (2006: £nil) related to selective support of liquidity products managed in the US. The cost:income ratio rose five percentage points to 62% (2006: 57%).

Headcount increased 700 to 3,400 (2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Total assets under management increased 13% (£117bn) to £1,044bn (2006: £927bn) comprising £42bn of net new assets, £12bn attributable to the acquisition of Indexchange Investment AG (Indexchange), £66bn of favourable market movements and £3bn of adverse exchange movements. In US$ terms assets under management increased 15% US$265bn to US$2,079bn (2006: US$1,814bn), comprising US$86bn of net new assets, US$23bn attributable to acquisition of Indexchange, US$127bn of favourable market movements and US$29bn of positive exchange rate movements.

Barclays Annual Report 2007	27

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest (expense)/income	(8)	10	15
Net fee and commission income	1,936	1,651	1,297
Net trading income	5	2	2
Net investment (expense)/income	(9)	2	4
Principal transactions	(4)	4	6
Other income	2	–	–
Total income	1,926	1,665	1,318
Operating expenses excluding amortisation of intangible assets	(1,184)	(946)	(775)
Amortisation of intangible assets	(8)	(5)	(4)
Operating expenses	(1,192)	(951)	(779)
Profit before tax	734	714	540
Balance sheet information
Total assets	£89.2bn	£80.5bn	£80.9bn
Selected statistical measures
Cost:income ratio[a]	62%	57%	59%
Risk weighted assets	£2.0bn	£1.4bn	£1.5bn

a	Defined on page 2.

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

28	Barclays Annual Report 2007

Financial review

Analysis of results by business

Investment Banking and Investment Management

Barclays Wealth

Who we are

Barclays Wealth focuses on high net worth, affluent and intermediary clients worldwide. We have over 6,900 staff in 20 countries and have total client assets of £133bn. Barclays Wealth includes the closed life assurance activities of Barclays and Woolwich, and Walbrook, an independent fiduciary services company acquired in 2007.

What we do

Barclays Wealth provides private banking, asset and investment management, stockbroking, offshore banking, wealth structuring and financial planning services.

We work closely with all other parts of the Group to leverage synergies from client relationships and product capabilities, for example, offering world-class investment solutions with institutional quality products and services from Barclays Capital and Barclays Global Investors.

Highlights

Performance indicators

Performance

2007/06

Barclays Wealth profit before tax showed very strong growth of 25% (£62m) to £307m (2006: £245m). Performance was driven by broadly based income growth, reduced redress costs and tight cost control, partially offset by additional volume related costs and increased investment in people and infrastructure to support future growth.

Income increased 11% (£127m) to £1,287m (2006: £1,160m).

Net interest income increased 10% (£39m) to £431m (2006: £392m) reflecting strong growth in both customer deposits and lending. Average deposits grew 13% to £31.2bn (2006: £27.7bn). Average lending grew 35% to £7.4bn (2006: £5.5bn) driven by increased lending to high net worth, affluent and intermediary clients.

Net fee and commission income grew 10% (£65m) to £739m (2006: £674m). This reflected growth in client assets and higher transactional income from increased sales of investment products and solutions.

Principal transactions decreased £101m to £55m (2006: £156m) as a result of lower growth in the value of unit linked insurance contracts. Net premiums from insurance contracts reduced £15m to £195m (2006: £210m). These reductions were offset by a lower charge for net claims and benefits incurred under insurance contracts of £152m (2006: £288m).

Operating expenses increased 7% to £973m (2006: £913m) with greater volume related costs and a significant increase in investment partially offset by efficiency gains and lower customer redress costs of £19m (2006: £67m). Ongoing investment programmes included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 76% (2006: 79%).

Total client assets, comprising customer deposits and client investments, increased 14% (£16.4bn) to £132.5bn (2006: £116.1bn) reflecting strong net new asset inflows and the acquisition of Walbrook, an independent fiduciary services company, which completed on 18th May 2007.

Barclays Annual Report 2007	29

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest income	431	392	346
Net fee and commission income	739	674	593
Net trading income	3	2	–
Net investment income	52	154	264
Principal transactions	55	156	264
Net premiums from insurance contracts	195	210	195
Other income	19	16	11
Total income	1,439	1,448	1,409
Net claims and benefits incurred on insurance contracts	(152)	(288)	(375)
Total income net of insurance claims	1,287	1,160	1,034
Impairment charges	(7)	(2)	(2)
Net income	1,280	1,158	1,032
Operating expenses excluding amortisation of intangible assets	(967)	(909)	(866)
Amortisation of intangible assets	(6)	(4)	(2)
Operating expenses	(973)	(913)	(868)
Profit before tax	307	245	164
Balance sheet information
Loans and advances to customers	£9.0bn	£6.2bn	£5.0bn
Customer accounts	£34.4bn	£28.3bn	£25.8bn
Total assets	£18.0bn	£15.0bn	£13.4bn
Selected statistical measures
Cost:income ratio[a]	76%	79%	84%
Risk Tendency[a]	£10m	£10m	£5m
Risk weighted assets	£7.7bn	£6.1bn	£4.3bn

a	Defined on page 2.

2006/05

Barclays Wealth profit before tax showed very strong growth of 49% (£81m) to £245m (2005: £164m). Performance was driven by broadly based income growth and favourable market conditions. This was partially offset by additional volume related costs and a significant increase in investment in people and infrastructure to support future growth.

Income increased 12% (£126m) to £1,160m (2005: £1,034m).

Net interest income increased 13% (£46m) to £392m (2005: £346m) reflecting growth in both customer deposits and customer lending. Average deposits grew 6% (£1.6bn) to £27.7bn (2005: £26.1bn). Average lending grew 17% to £5.5bn (2005: £4.7bn), driven by increased lending to offshore and private banking clients. Asset and liability margins were higher relative to 2005.

Net fee and commission income increased 14% (£81m) to £674m (2005: £593m). This reflected growth in client assets and higher transactional income, including increased sales of investment products to high net worth and affluent clients, and higher stockbroking volumes.

Operating expenses increased 5% (£45m) to £913m (2005: £868m) with greater volume related and investment costs more than offsetting efficiency gains. Investment costs included increased hiring of client-facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved five percentage points to 79% (2005: 84%).

Total client assets, comprising customer deposits and client investments, increased 19% (£18.6bn) to £116.1bn (2005: £97.5bn) reflecting good net new asset inflows and favourable market conditions. Multi-Manager assets increased 68% (£4.1bn) to £10.1bn (2005: £6.0bn); this growth included transfers of existing client assets.

30	Barclays Annual Report 2007

Financial review

Analysis of results by business

Head office functions and other operations

Who we are

Head office functions and other operations comprises:

•	Head office and central support functions

•	Businesses in transition

•	Inter segment adjustments.

What we do

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Performance

2007/06

Head office functions and other operations loss before tax increased £169m to £428m (2006: £259m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment adjustments increased £86m to £233m (2006: £147m). These adjustments included internal fees for structured capital market activities of £169m (2006: £87m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £65m (2006: £23m), both of which increased net fee and commission expense in head office. The impact on the inter-segment adjustments of the timing of the recognition of insurance commissions included in Barclaycard was a reduction in head office income of £9m (2006: £44m). This net reduction was reflected in a decrease in net fee and commission income of £162m (2006: £184m) and an increase in net premium income of £153m (2006: £140m).

Principal transactions decreased to a loss of £83m (2006: £42m profit). 2006 included a £55m profit from a hedge of the expected Absa foreign currency earnings. 2007 included a loss of £33m relating to fair valuation of call options embedded within retail US$ preference shares arising from widening of own credit spreads.

Operating expenses decreased £35m to £234m (2006: £269m). The primary driver of this decrease was the receipt of a break fee relating to the ABN AMRO transaction which, net of transaction costs, reduced expenses by £58m. This was partially offset by lower rental income and lower proceeds on property sales.

Barclays Annual Report 2007	31

	2007 £m	2006 £m	2005 £m
Income statement information
Net interest income	128	80	160
Net fee and commission income	(424)	(301)	(324)
Net trading (loss)/income	(66)	40	85
Net investment (expense)/income	(17)	2	8
Principal transactions	(83)	42	93
Net premiums from insurance contracts	152	139	72
Other income	35	39	24
Total income	(192)	(1)	25
Impairment (charges)/releases	(3)	11	(1)
Net income	(195)	10	24
Operating expenses excluding amortisation of intangible assets	(233)	(259)	(343)
Amortisation of intangible assets	(1)	(10)	(4)
Operating expenses	(234)	(269)	(347)
Profit on disposal of associates and joint ventures	1	–	–
Loss before tax	(428)	(259)	(323)
Balance sheet information
Total assets	£7.1bn	£7.1bn	£9.3bn
Selected statistical measures
Risk Tendency[a]	£10m	£10m	£25m
Risk weighted assets	£1.6bn	£1.9bn	£4.0bn

a	Defined on page 2.

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

The impact of such inter-segment adjustments reduced £72m to £147m (2005: £219m). These adjustments related to internal fees for structured capital market activities of £87m (2005: £67m) and fees paid to Barclays Capital for capital raising and risk management advice of £23m (2005: £39m), both of which reduce net fees and commission income.

In addition the impact of the timing of the recognition of insurance commissions included in Barclaycard and UK Retail Banking reduced to £44m (2005: £113m). This reduction was reflected in a decrease in net fee and commission income of £184m (2005: £185m) and an increase in net premium income of £140m (2005: £72m).

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

32	Barclays Annual Report 2007

Financial review

Results by nature of income and expense

Results by nature of income and expense

Net interest income

	2007 £m	2006 £m	2005 £m
Cash and balances with central banks	145	91	9
Available for sale investments	2,580	2,811	2,272
Loans and advances to banks	1,416	903	690
Loans and advances to customers	19,559	16,290	12,944
Other	1,608	1,710	1,317
Interest income	25,308	21,805	17,232
Deposits from banks	(2,720)	(2,819)	(2,056)
Customer accounts	(4,110)	(3,076)	(2,715)
Debt securities in issue	(6,651)	(5,282)	(3,268)
Subordinated liabilities	(878)	(777)	(605)
Other	(1,339)	(708)	(513)
Interest expense	(15,698)	(12,662)	(9,157)
Net interest income	9,610	9,143	8,075

2007/06

Group net interest income increased 5% (£467m) to £9,610m (2006: £9,143m) reflecting balance sheet growth across a number of businesses.

Group net interest income reflects structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates.

The contribution of structural hedges relative to average base rates decreased to £351m expense (2006: £26m income), largely due to the smoothing effect of the structural hedge on changes in interest rates.

Other interest expense principally includes interest on repurchase agreements and hedging activity.

2006/05

Group net interest income increased 13% (£1,068m) to £9,143m (2005: £8,075m). The inclusion of Absa contributed net interest income of £1,138m (2005 a: £516m). Group net interest income excluding Absa grew 6%.

The contribution of the structural hedge decreased to £26m (2005: £145m), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Notes

a	For 2005, this reflects the period from 27th July until 31st December 2005.

Barclays Annual Report 2007	33

Financial review

Results by nature of income and expense

Net fee and commission income

	2007 £m	2006 £m	2005 £m
Brokerage fees	109	70	64
Investment management fees	1,787	1,535	1,250
Securities lending	241	185	151
Banking and credit related fees and commissions	6,363	6,031	4,805
Foreign exchange commission	178	184	160
Fee and commission income	8,678	8,005	6,430
Fee and commission expense	(970)	(828)	(725)
Net fee and commission income	7,708	7,177	5,705

2007/06

Net fee and commission income increased 7% (£531m) to £7,708m (2006: £7,177m).

Fee and commission income rose 8% (£673m) to £8,678m (2006: £8,005m) reflecting increased management and securities lending fees in Barclays Global Investors, increased client assets and higher transactional income in Barclays Wealth and higher income generated from lending fees in Barclays Commercial Bank. Fee income in Barclays Capital increased primarily due to the acquisition of HomEq.

2006/05

Net fee and commission income increased 26% (£1,472m) to £7,177m (2005: £5,705m). The inclusion of Absa contributed net fee and commission income of £850m (2005 a: £334m). Group net fee and commission income excluding Absa grew 18%, reflecting growth across all businesses.

Fee and commission income rose 24% (£1,575m) to £8,005m (2005: £6,430m). The inclusion of Absa contributed fee and commission income of £896m (2005 a: £386m). Excluding Absa, fee and commission income grew 18%, driven by a broadly based performance across the Group, particularly within Barclays Global Investors.

Fee and commission expense increased 14% (£103m) to £828m (2005: £725m), reflecting the growth in Barclaycard US. Absa contributed fee and commission expense of £46m (2005 a: £52m).

Principal transactions

	2007 £m	2006 £m	2005 £m
Rates related business	4,162	2,848	1,732
Credit related business	(403)	766	589
Net trading income	3,759	3,614	2,321

Net gain from disposal of available for sale assets	560	307	120
Dividend income	26	15	22
Net gain from financial instruments designated at fair value	293	447	389
Other investment income	337	193	327
Net investment income	1,216	962	858
Principal transactions	4,975	4,576	3,179

2007/06

Principal transactions increased 9% (£399m) to £4,975m (2006: £4,576m).

Net trading income increased 4% (£145m) to £3,759m (2006: £3,614m). The majority of the Group’s net trading income arises in Barclays Capital. Growth in the Rates related business reflects very strong performances in fixed income, commodities, foreign exchange, equity and prime services. The Credit related business includes net losses from credit market turbulence and the benefits of widening credit spreads on the fair value of issued notes.

Net investment income increased 26% (£254m) to £1,216m (2006: £962m). The cumulative gain from disposal of available for sale assets increased 82% (£253m) to £560m (2006: £307m) largely as a result of a number of private equity realisations and divestments. Net income from financial instruments designated at fair value decreased by 34% (£154m) largely due to lower growth in the value of linked insurance assets within Barclays Wealth.

Fair value movements on insurance assets included within net investment income contributed £113m (2006: £205m).

2006/05

Net trading income increased 56% (£1,293m) to £3,614m (2005: £2,321m) due to excellent performances in Barclays Capital Rates and Credit businesses, in particular in commodities, fixed income, equities, credit derivatives and emerging markets. This was driven by higher volumes of client – led activity and favourable market conditions. The inclusion of Absa contributed net trading income of £60m (2005 a: £9m). Group net trading income excluding Absa grew 54%.

Net investment income increased 12% (£104m) to £962m (2005: £858m). The inclusion of Absa contributed net investment income of £144m (2005 a: £62m). Group net investment income excluding Absa increased 3%.

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

Note

a	For 2005, this reflects the period from 27th July until 31st December 2005.

34	Barclays Annual Report 2007

Other income

	2007 £m	2006 £m	2005 £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	5,592	7,417	9,234
Increase in liabilities to customers under investment contracts	(5,592)	(7,417)	(9,234)
Property rentals	53	55	54
Loss on part disposal of Monument credit card portfolio	(27)	–	–
Other	162	159	93
Other income	188	214	147

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within other income.

Impairment charges and other credit provisions

	2007 £m	2006 £m	2005 £m
Impairment charges on loans and advances
– New and increased impairment allowances	2,871	2,722	2,129
– Releases	(338)	(389)	(333)
– Recoveries	(227)	(259)	(222)
Impairment charges on loans and advances	2,306	2,074	1,574
Other credit provisions
Charges/(credits) in respect of undrawn contractually committed facilities and guarantees	476	(6)	(7)
Impairment charges on loans and advances and other credit provisions Impairment charges on available for sale assets	2,782	2,068	1,567
	13	86	4
Impairment charges and other credit provisions	2,795	2,154	1,571
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:
Impairment charges on loans and advances	313	–	–
Charges in respect of undrawn facilities	469	–	–
Impairment charges and other credit provisions on ABS CDO Super senior and other credit market positions	782	–	–

2007/06

Total impairment charges and other credit provisions increased 30% (£641m) to £2,795m (2006: £2,154m).

Impairment charges on loans and advances and other credit provisions increased 35% (£714m) to £2,782m (2006: £2,068m) reflecting charges of £782m against ABS CDO Super Senior and other credit market positions.

Impairment charges on loans and advances and other credit provisions as a percentage of Group total loans and advances increased to 0.71% (2006: 0.65%); total loans and advances grew 23% to £389,290m (2006: £316,561m).

Retail

Retail impairment charges on loans and advances fell 11% (£204m) to £1,605m (2006: £1,809m). Retail impairment charges as a percentage of period end total loans and advances reduced to 0.98% (2006: 1.30%); total retail loans and advances increased 18% to £164,062m (2006: £139,350m).

Barclaycard impairment charges improved 21% (£229m) to £838m (2006: £1,067m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by the increase in impairment charges in Barclaycard International and secured consumer lending.

Impairment charges in UK Retail Banking decreased by £76m (12%) to £559m (2006: £635m), reflecting lower charges in unsecured Consumer Lending and Local Business driven by improved collection processes, reduced flows into delinquency, lower arrears trends and stable charge-offs. In UK Home Finance, asset quality remained strong and mortgage charges remained negligible. Mortgage delinquencies as a percentage of outstandings remained stable and amounts charged off were low.

Impairment charges in International Retail and Commercial Banking –excluding Absa rose by £38m (93%) to £79m (2006: £41m) reflecting very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Arrears in some of International Retail and Commercial Banking – Absa’s retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 resulting in pressure on collections.

Wholesale and corporate

Wholesale and corporate impairment charges on loans and advances increased £436m to £701m (2006: £265m). Wholesale and corporate impairment charges as a percentage of period end total loans and advances increased to 0.31% (2006: 0.15%); total loans and advances grew 27% to £225,228m (2006: £177,211m).

Barclays Capital impairment charges and other credit provisions of £846m included a charge of £782m against ABS CDO Super Senior and other credit market exposures and £58m net of fees relating to drawn leveraged finance positions.

The impairment charge in Barclays Commercial Bank increased £38m (15%) to £290m (2006: £252m), primarily due to higher impairment charges in Larger Business, partially offset by a lower charge in Medium Business due to a tightening of the lending criteria.

Barclays Annual Report 2007	35

Financial review

Results by nature of income and expense

Impairment charges (continued)

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

Retail

Retail impairment charges on loans and advances and other credit provisions increased to £1,809m (2005: £1,254m), including £99m (2005 a: £10m) in respect of Absa. Retail impairment charges on loans and advances amounted to 1.30% (2005 b: 0.93%) as a percentage of year-end total loans and advances of £139,350m (2005 b: £134,420m), including balances in Absa of £20,090m (2005: £20,836m).

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

Wholesale and corporate

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions decreased to £259m (2005: £313m), including £27m (2005 a: £10m) in respect of Absa. The fall was due mainly to recoveries in Barclays Capital as a result of the benign wholesale credit environment. This was partially offset by an increase in Barclays Commercial Bank, reflecting higher charges in Medium Business and growth in lending balances.

The wholesale and corporate impairment charge was 0.15% (2005 b: 0.19%) as a percentage of year-end total loans and advances to banks and to customers of £177,211m (2005 b: £169,031m), including balances in Absa of £9,299m (2005: £9,731m).

In Absa, impairment charges increased to £126m (2005 b: £20m) reflecting a full year of business and normalisation of credit conditions in South Africa following a period of low interest rates.

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

Operating expenses

	2007 £m	2006 £m	2005 £m
Staff costs (refer to page 37)	8,405	8,169	6,318
Administrative expenses	3,978	3,980	3,443
Depreciation	467	455	362
Impairment loss – property and equipment and intangible assets	16	21	9
Operating lease rentals	414	345	316
Gain on property disposals	(267)	(432)	–
Amortisation of intangible assets	186	136	79

Operating expenses	13,199	12,674	10,527

2007/06

Operating expenses grew 4% (£525m) to £13,199m (2006: £12,674m). The increase was driven by growth of 3% (£236m) in staff costs to £8,405m (2006: £8,169m) and lower gains on property disposals.

Administrative expenses remained flat at £3,978m (2006: £3,980m) reflecting good cost control across all businesses.

Operating lease rentals increased 20% (£69m) to £414m (2006: £345m), primarily due to increased property held under operating leases.

Operating expenses were reduced by gains from the sale of property of £267m (2006: £432m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Banking.

Amortisation of intangible assets increased 37% (£50m) to £186m (2006: £136m) primarily reflecting the amortisation of mortgage servicing rights relating to the acquisition of HomEq in November 2006.

The Group cost:income ratio improved two percentage points to 57% (2006: 59%).

2006/05

Operating expenses increased 20% (£2,147m) to £12,674m (2005: £10,527m). The inclusion of Absa contributed operating expenses of £1,496m (2005 a: £664m). Group operating expenses excluding Absa grew 13%, reflecting a higher level of business activity and an increase in performance related pay.

Administrative expenses increased 16% (£537m) to £3,980m (2005: £3,443m). The inclusion of Absa contributed administrative expenses of £579m (2005 a: £257m). Group administrative expenses excluding Absa grew 7% principally as a result of higher business activity in UK Banking and Barclays Capital.

Operating lease rentals increased 9% (£29m) to £345m (2005: £316m). The inclusion of Absa contributed operating lease rentals of £73m (2005 a: £27m), which more than offset the absence of double occupancy costs incurred in 2005, associated with the Head office relocation to Canary Wharf.

Operating expenses were reduced by gains from the sale of property of £432m (2005: £nil) as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio.

Amortisation of intangible assets increased 72% (£57m) to £136m (2005: £79m) primarily reflecting the inclusion of Absa for the full year.

The Group cost:income ratio improved to 59% (2005: 61%). This reflected improved productivity.

Notes

a	For 2005, this reflects the period from 27th July until 31st December 2005.

b	In 2005 the analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implementation.

36	Barclays Annual Report 2007

Staff costs

	2007 £m	2006 £m	2005 £m

Salaries and accrued incentive payments	6,993	6,635	5,036
Social security costs	508	502	412
Pension costs
– defined contribution plans	141	128	76
– defined benefit plans	150	282	271
Other post-retirement benefits	10	30	27
Other	603	592	496

Staff costs	8,405	8,169	6,318

2007/06

Staff costs increased 3% (£236m) to £8,405m (2006: £8,169m).

Salaries and accrued incentive payments rose 5% (£358m) to £6,993m (2006: £6,635m), reflecting increased permanent and fixed term staff worldwide.

Defined benefit plans pension costs decreased 47% (£132m) to £150m (2006: £282m). This was mainly due to lower service costs.

2006/05

Staff costs increased 29% (£1,851m) to £8,169m (2005: £6,318m). The inclusion of Absa contributed staff costs of £694m (2005 a: £296m). Group staff costs excluding Absa rose 24%.

Salaries and accrued incentive payments rose 32% (£1,599m) to £6,635m (2005: £5,036m), principally due to increased performance related payments and the full year inclusion of Absa. The inclusion of Absa contributed salaries and incentive payments of £615m (2005 a: £276m). Group salaries and accrued incentive payments excluding Absa rose 26%.

Staff numbers

	2007	2006	2005
UK Banking	41,200	42,600	41,100
UK Retail Banking	32,800	34,500	33,300
Barclays Commercial Bank	8,400	8,100	7,800
Barclaycard	7,800	8,500	7,700
IRCB	58,300	47,800	45,200
IRCB – ex Absa	22,100	13,900	12,500
IRCB – Absa	36,200	33,900	32,700
Barclays Capital	16,200	13,200	9,900
Barclays Global Investors	3,400	2,700	2,300
Barclays Wealth	6,900	6,600	6,200
Head office functions and other operations	1,100	1,200	900

Total Group permanent staff worldwide	134,900	122,600	113,300

2007/06

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 61,900 (2006: 62,400) in the UK and 73,000 (2006: 60,200) internationally.

UK Retail Banking headcount decreased 1,700 to 32,800 (2006: 34,500), due to efficiency initiatives in back office operations and the transfer of operations personnel to Barclays Commercial Bank. Barclays Commercial Bank headcount increased 300 to 8,400 (2006: 8,100) due to the transfer of operations personnel from UK Retail Banking and additional investment in front line staff to drive improved geographical coverage.

Barclaycard staff numbers decreased 700 to 7,800 (2006: 8,500), due to efficiency initiatives implemented across the UK operation and the sale of part of the Monument card portfolio, partially offset by an increase in the International cards businesses.

International Retail and Commercial Banking staff numbers increased 10,500 to 58,300 (2006: 47,800). International Retail and Commercial Banking – excluding Absa staff numbers increased 8,200 to 22,100 (2006: 13,900) due to growth in the distribution network. International Retail and Commercial Banking – Absa staff numbers increased 2,300 to 36,200 (2006: 33,900), reflecting growth in the business and distribution network.

Barclays Capital staff numbers increased 3,000 to 16,200 (2006: 13,200) including 800 from the acquisition of EquiFirst. This reflected further investment in the front office, systems development and control functions to support continued business expansion. The majority of organic growth was in Asia Pacific.

Barclays Global Investors staff numbers increased 700 to 3,400 (2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Barclays Wealth staff numbers increased 300 to 6,900 (2006: 6,600) principally due to the acquisition of Walbrook and increased client facing professionals.

Note

a	For 2005, this reflects the period from 27th July until 31st December 2005.

Barclays Annual Report 2007	37

Financial review

Results by nature of income and expense

Staff numbers (continued)

2006/05

Total Group permanent and contract staff comprised 62,400 (2005: 59,100) in the UK and 60,200 (2005: 54,200) internationally.

UK Banking staff numbers increased 1,500 to 42,600 (2005: 41,100), primarily reflecting the inclusion in UK Retail Banking of mortgage processing staff involved in activities previously outsourced.

Barclaycard staff numbers rose 800 to 8,500 (2005: 7,700), reflecting growth of 400 in Barclaycard US and increases in operations and customer-facing staff in the UK.

International Retail and Commercial Banking increased staff numbers 2,600 to 47,800 (2005: 45,200). International Retail and Commercial Banking – excluding Absa increased staff numbers by 1,400 to 13,900 (2005: 12,500), mainly due to growth in continental Europe and Africa. International Retail and Commercial Banking – Absa increased staff numbers by 1,200 to 33,900 (2005: 32,700), reflecting continued growth in the business.

Barclays Capital staff numbers increased 3,300 during 2006 to 13,200 (2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Barclays Global Investors increased staff numbers 400 to 2,700 (2005: 2,300) spread across regions, product groups and support functions, reflecting continued investment to support strategic initiatives.

Barclays Wealth staff numbers rose 400 to 6,600 (2005: 6,200) to support the continued expansion of the business, including increased hiring of client-facing staff.

Head office functions and other operations staff numbers grew 300 to 1,200 (2005: 900) primarily reflecting the centralisation of functional activity and the increased regulatory environment and audit demands as a result of the expansion of business areas.

Share of post-tax results of associates and joint ventures

	2007 £m	2006 £m	2005 £m
Profit from associates	33	53	53
Profit/(loss) from joint ventures	9	(7)	(8)
Share of post-tax results of associates and joint ventures	42	46	45

2007/06

The overall share of post-tax results of associates and joint ventures decreased £4m to £42m (2006: £46m). The share of results from associates decreased £20m mainly due to the sale of FirstCaribbean International Bank (2006: £41m) at the end of 2006, partially offset by an increased contribution from private equity associates. The share of results from joint ventures increased by £16m mainly due to the contribution from private equity entities.

2006/05

The share of post-tax results of associates and joint ventures increased 2% (£1m) to £46m (2005: £45m).

Of the £46m share of post-tax results of associates and joint ventures, FirstCaribbean International Bank contributed £41m (2005: £37m).

Profit on disposal of subsidiaries, associates and joint ventures

	2007 £m	2006 £m	2005 £m
Profit on disposal of subsidiaries,associates and joint ventures	28	323	–

2007/06

The profit on disposal in 2007 relates mainly to the disposal of the Group’s shareholdings in Gabetti Property Solutions (£8m) and Intelenet Global Services (£13m).

2006/05

The profit on disposal of subsidiaries, associates and joint ventures includes £247m profit on disposal of FirstCaribbean International Bank and £76m from the sale of interests in vehicle leasing and vendor finance businesses.

38	Barclays Annual Report 2007

Tax

The overall tax charge is explained in the following table:

	2007 £m	2006 £m	2005 £m
Profit before tax	7,076	7,136	5,280
Tax charge at average UK corporation tax rate of 30%	2,123	2,141	1,584
Prior year adjustments	(37)	24	(133)
Differing overseas tax rates	(77)	(17)	(35)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(136)	(393)	(129)
Share-based payments	72	27	(12)
Deferred tax assets not previously recognised	(158)	(4)	(7)
Change in tax rates	24	4	3
Other non-allowable expenses	170	159	168
Overall tax charge	1,981	1,941	1,439
Effective tax rate	28%	27%	27%

2007/06

The tax charge for the period was based on a UK corporation tax rate of 30% (2006: 30%). The effective rate of tax for 2007, based on profit before tax, was 28.0% (2006: 27.2%). The effective tax rate differed from 30% as it took account of the different tax rates applied to profits earned outside the UK, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK rate of corporation tax from 30% to 28% on 1st April 2008 led to an additional tax charge in 2007 as a result of its effect on the Group’s net deferred tax asset. The effective tax rate for 2007 was higher than the 2006 rate, principally because there was a higher level of profit on disposals of subsidiaries, associates and joint ventures offset by losses or exemptions in 2006.

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

Barclays Annual Report 2007	39

Financial review

Total assets and risk weighted assets

Total assets

	2007 £m	2006 £m	2005 £m
UK Banking	161,777	147,576	137,981
UK Retail Banking	87,833	81,692	78,066
Barclays Commercial Bank	73,944	65,884	59,915
Barclaycard	22,164	20,082	18,236
IRCB	89,457	68,588	63,383
IRCB – ex Absa	52,204	38,191	34,022
IRCB – Absa	37,253	30,397	29,361
Barclays Capital	839,662	657,922	601,193
Barclays Global Investors	89,224	80,515	80,900
Barclays Wealth	18,024	15,022	13,401
Head office functions and other operations	7,053	7,082	9,263
Total assets	1,227,361	996,787	924,357

Risk weighted assets [a]

	2007 £m	2006 £m	2005 £m
UK Banking	99,836	92,981	87,971
UK Retail Banking	45,992	43,020	40,845
Barclays Commercial Bank	53,844	49,961	47,126
Barclaycard	19,929	17,035	13,625
IRCB	53,269	40,810	41,069
IRCB – ex Absa	29,667	20,082	20,235
IRCB – Absa	23,602	20,728	20,834
Barclays Capital	169,124	137,635	116,677
Barclays Global Investors	1,994	1,375	1,456
Barclays Wealth	7,692	6,077	4,305
Head office functions and other operations	1,632	1,920	4,045
Risk weighted assets	353,476	297,833	269,148

Note

a	Risk weighted assets are calculated under Basel I

2007/06

Total assets increased 23% to £1,227.4bn (2006: £996.8bn). Risk weighted assets increased 19% to £353.5bn (2006: £297.8bn). Loans and advances to customers that have been securitised increased £4.3bn to £28.7bn (2006: £24.4bn). The increase in risk weighted assets since 2006 reflected a rise of £31.6bn in the banking book and a rise of £24.0bn in the trading book.

UK Retail Banking total assets increased 7% to £87.8bn (2006: £81.7bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased by 7% to £46.0bn (2006: £43.0bn) with growth in mortgages partially offset by an increase in securitised balances and other reductions.

Barclays Commercial Bank total assets grew 12% to £73.9bn (2006: £65.9bn) driven by good growth across lending products. Risk weighted assets increased 8% to £53.8bn (2006: £50.0bn), reflecting asset growth partially offset by increased regulatory netting and an increase in securitised balances.

Barclaycard total assets increased 10% to £22.2bn (2006: £20.1bn). Risk weighted assets increased 17% to £19.9bn (2006: £17.0bn), primarily reflecting the increase in total assets, redemption of securitisation transactions, partially offset by changes to the treatment of regulatory associates and the sale of part of the Monument card portfolio.

International Retail and Commercial Banking – excluding Absa total assets grew 37% to £52.2bn (2006: £38.2bn). This growth was mainly driven by increases in retail mortgages and unsecured lending in Western Europe and increases in unsecured lending in Emerging Markets. Risk weighted assets increased 48% to £29.7bn (2006: £20.1bn), reflecting asset growth and a change in product mix.

International Retail and Commercial Banking – Absa total assets increased 23% to £37.3bn (2006: £30.4bn), primarily driven by increases in mortgages, credit cards and commercial property finance. Risk weighted assets increased 14% to £23.6bn (2006: £20.7bn), reflecting balance sheet growth.

Barclays Capital total assets rose 28% to £839.7bn (2006: £657.9bn). Derivative assets increased £109.3bn primarily due to movements across a range of market indices. This was accompanied by a corresponding increase in derivative liabilities. The increase in non-derivative assets reflects an expansion of the business across a number of asset classes, combined with an increase in drawn leveraged loan positions and mortgage-related assets. Risk weighted assets increased 23% to £169.1bn (2006: £137.6bn) reflecting growth in fixed income, equities and credit derivatives.

Barclays Global Investors total assets increased 11% to £89.2bn (2006: £80.5bn), mainly attributable to growth in certain asset management products recognised as investment contracts. The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets increased 43% to £2.0bn (2006: £1.4bn) mainly attributable to overall growth in the balance sheet and the mix of securities lending activity.

Barclays Wealth total assets increased 20% to £18.0bn (2006: £15.0bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 26% to £7.7bn (2006: £6.1bn) reflecting the increase in lending.

Head office functions and other operations total assets remained flat at £7.1bn (2006: £7.1bn). Risk weighted assets decreased 16% to £1.6bn (2006: £1.9bn).

40	Barclays Annual Report 2007

2006/05

Total assets increased 8% to £996.8bn (2005: £924.4bn). Risk weighted assets increased 11% to £297.8bn (2005: £269.1bn). Loans and advances to customers that have been securitised increased £5.8bn to £24.4bn (2005: £18.6bn). The increase in risk weighted assets since 2005 reflects a rise of £18.1bn in the banking book and a rise of £10.9bn in the trading book.

UK Retail Banking total assets increased 5% to £81.7bn (2005: £78.1bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased 5% to £43.0bn (2005: £40.8bn) also primarily reflecting the growth in mortgage balances.

Barclays Commercial Bank total assets increased 10% to £65.9bn (2005: £59.9bn) reflecting good growth across short, medium and long term lending products. Risk weighted assets increased 6% to £50.0bn (2005: £47.1bn), reflecting asset growth and increased regulatory netting.

Barclaycard total assets increased 10% to £20.1bn (2005: £18.2bn) driven by growth in lending balances in the international businesses and FirstPlus. Risk weighted assets increased 25% to £17.0bn (2005: £13.6bn), primarily reflecting the increase in total assets and lower securitised balances.

International Retail and Commercial Banking-excluding Absa total assets increased 12% to £38.2bn (2005: £34.0bn) mainly reflecting increases in mortgage and other lending. Risk weighted assets remained flat at £20.1bn (2005: £20.2bn), with balance sheet growth offset by the sale of FirstCaribbean International Bank.

International Retail and Commercial Banking-Absa total assets increased 3% to £30.4bn (2005: £29.4bn). Risk weighted assets remained flat at £20.7bn (2005: £20.8bn). This reflects very strong growth in Rand terms offset by a 21% decline in the value of the Rand. In Rand terms assets grew 31% to R417bn (2005: R319bn) and risk weighted assets grew 25% to R284bn (2005: R227bn) due to strong growth in mortgage lending along with growth in corporate lending.

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

Barclays Wealth total assets increased 12% to £15.0bn (2005: £13.4bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 42% to £6.1bn (2005: £4.3bn) above the rate of balance sheet growth driven by changes in the mix of lending and growth in guarantees.

Head office functions and other operations total assets decreased 24% to £7.1bn (2005: £9.3bn). Risk weighted assets decreased 53% to £1.9bn (2005: £4.0bn).

Barclays Annual Report 2007	41

Financial review

Capital management

Total shareholders’ equity

	2007 £m	2006 £m	2005 £m
Barclays PLC Group
Called up share capital	1,651	1,634	1,623
Share premium account	56	5,818	5,650
Available for sale reserve	154	132	225
Cash flow hedging reserve	26	(230)	70
Capital redemption reserve	384	309	309
Other capital reserve	617	617	617
Currency translation reserve	(307)	(438)	156
Other reserves	874	390	1,377
Retained earnings	20,970	12,169	8,957
Less: Treasury shares	(260)	(212)	(181)
Shareholders’ equity excluding minority interests	23,291	19,799	17,426
Minority interests	9,185	7,591	7,004
Total shareholders’ equity	32,476	27,390	24,430

2007/06

Total shareholders’ equity increased £5,086m to £32,476m (2006: £27,390m).

Called up share capital comprises 6,600 million (2006: 6,535 million) ordinary shares of 25p each and 1 million (2006: 1 million) staff shares of £1 each. Called up share capital increased by £17m representing the nominal value of shares issued to Temasek Holdings, China Development Bank (CDB) and employees under share option plans largely offset by a reduction in nominal value arising from share buy-backs. Share premium reduced by £5,762m; the reclassification of £7,223m to retained earnings resulting from the High Court approved cancellation of share premium was partly offset by additional premium arising on the issuance to CDB and on employee options. The capital redemption reserve increased by £75m representing the nominal value of the share buy-backs.

Retained earnings increased by £8,801m. Increases primarily arose from profit attributable to equity holders of the parent of £4,417m, the reclassification of share premium of £7,223m and the proceeds of the Temasek issuance in excess of nominal value of £941m. Reductions primarily arose from external dividends paid of £2,079m and the total cost of share repurchases of £1,802m.

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 162.

Minority interests increased £1,594m to £9,185m (2006: £7,591m). The increase was primarily driven by preference share issuances of £1,322m and an increase in the minority interest in Absa of £225m.

The Group’s authority to buy-back equity shares was renewed at the 2007 AGM.

2006/05

Total shareholders’ equity increased £2,960m to £27,390m (2005: £24,430m).

Called up share capital and share premium increased by £11m and £168m respectively representing the issue of shares to employees under share option plans.

Retained earnings increased by £3,212m primarily reflecting profit attributable to equity holders of the parent of £4,571m partly offset by dividends paid of £1,771m.

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense.

Minority interests increased £587m primarily reflecting the issuance of preference shares by Barclays Bank PLC and Absa.

Barclays Bank PLC

Preference shares issued by Barclays Bank PLC are included within share capital and share premium in the Barclays Bank PLC Group but represent minority interests in the Barclays PLC Group. Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in the Barclays Bank PLC Group but represent minority interests in Barclays PLC Group.

	2007 £m	2006 £m	2005 £m
Barclays Bank PLC Group
Called up share capital	2,382	2,363	2,348
Share premium account	10,751	9,452	8,882
Available for sale reserve	111	184	257
Cash flow hedging reserve	26	(230)	70
Currency translation reserve	(307)	(438)	156
Other reserves	(170)	(484)	483
Other shareholders’ equity	2,687	2,534	2,490
Retained earnings	14,222	11,556	8,462
Shareholders’ equity excluding minority interests	29,872	25,421	22,665
Minority interests	1,949	1,685	1,578
Total shareholders’ equity	31,821	27,106	24,243

42	Barclays Annual Report 2007

Capital ratios

	Basel II	Basel I		Basel I		Basel I
	2007	2007		2006		2005
	Barclays PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group

Capital ratios	%	%	%	%	%	%	%
Tier 1 ratio	7.6	7.8	7.5	7.7	7.5	7.0	6.9
Risk asset ratio	11.2	12.1	11.8	11.7	11.5	11.3	11.2

Risk weighted assets	£m	£m	£m	£m	£m	£m	£m

Banking book
on-balance sheet	n/a	231,496	231,491	197,979	197,979	180,808	180,808
off-balance sheet	n/a	32,620	32,620	33,821	33,821	31,351	31,351
Associates and joint ventures	n/a	1,354	1,354	2,072	2,072	3,914	3,914

Total banking book	244,474	265,470	265,465	233,872	233,872	216,073	216,073

Trading book
Market risks	39,812	36,265	36,265	30,291	30,291	23,216	23,216
Counterparty and settlement risks	41,203	51,741	51,741	33,670	33,670	29,859	29,859

Total trading book	81,015	88,006	88,006	63,961	63,961	53,075	53,075

Operational risk	28,389	n/a	n/a	n/a	n/a	n/a	n/a

Total risk weighted assets	353,878	353,476	353,471	297,833	297,833	269,148	269,148

Minimum requirements under the FSA’s Basel rules are expressed as a ratio of capital resources to risk weighted assets (Risk Asset Ratio). Risk weighted assets are a function of risk weights applied to the Group’s assets using calculations developed by the Basel Committee on Banking Supervision.

Basel I

At 31st December 2007, the Tier 1 capital ratio was 7.8% and the risk asset ratio was 12.1%. From 31st December 2006, total net capital resources rose £7.9bn and risk weighted assets increased £55.6bn.

Tier 1 capital rose £4.4bn, including £2.3bn arising from profits attributable to equity holders of the parent net of dividends paid. Minority interests within Tier 1 capital increased £2.7bn primarily due to the issuance of reserve capital instruments and preference shares. The deduction for goodwill and intangible assets increased by £1.1bn. Tier 2 capital increased £3.1bn mainly as a result of an increase of £3.0bn of dated loan capital.

Basel II

Under Basel II, effective from 1st January 2008, the Group has been granted approval by the FSA to adopt the advanced approaches to credit and operational risk management. Pillar 1 risk weighted assets will be generated using the Group’s risk models. Pillar 1 minimum capital requirements under Basel II are Pillar 1 risk weighted assets multiplied by 8%, the internationally agreed minimum ratio.

Under Pillar 2 of Basel II, the Group is subject to an overall regulatory capital requirement (expressed in £ terms) based on individual capital guidance (‘ICG’) received from the FSA. The ICG imposes additional capital requirements in excess of Pillar 1 minimum capital requirements. Barclays received its ICG from the FSA in December 2007.

Risk weighted assets calculated on a Basel II basis are broadly in line with risk weighted assets calculated on a Basel I basis. A reduction in credit and counterparty risk weighted assets of £31.5bn more than offset the identification of capital equivalent risk weighted assets of £28.4bn attributable to operational risk. The reduced risk weighted assets attributable to credit risk were mainly driven by recognition of the low risk profile of first charge residential mortgages in UK Retail Banking and Absa and the use of internal models to assess exposures to counterparty risk in the trading book. These were partially offset by higher counterparty risk weightings in emerging markets and greater recognition of undrawn commitments.

Compared to Basel I, deductions from Tier 1 and Tier 2 capital under Basel II include additional amounts relating to expected loss and securitisations. For advanced portfolios, any excess of expected loss over impairment allowances is deducted half from Tier 1 and half from Tier 2 capital. Deductions relating to securitisation transactions, which are made from total capital under Basel I, are deducted half from Tier 1 and half from Tier 2 capital under Basel II.

For portfolios treated under the standardised approach, the inclusion of collectively assessed impairment allowances in Tier 2 capital remains the same under Basel II. Collectively assessed impairment allowances against exposures treated under Basel II advanced approaches are not eligible for direct inclusion in Tier 2 capital.

Barclays Annual Report 2007	43

Financial review

Capital resources and deposits

Total net capital resources

	Basel II	Basel I		Basel I		Basel I
	2007 £m	2007 £m		2006 £m		2005 £m
Capital resources (as defined for regulatory purposes)	Barclays PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group
Tier 1
Called up share capital	1,651	1,651	2,382	1,634	2,363	1,623	2,348
Eligible reserves	22,939	22,526	25,615	19,608	21,700	16,837	18,646
Minority interests	10,551	10,551	5,857	7,899	4,528	6,634	3,700
Tier One Notes	899	899	899	909	909	981	981
Less: Intangible assets	(8,191)	(8,191)	(8,191)	(7,045)	(7,045)	(7,180)	(7,180)
Less: Deductions from Tier 1 capital	(1,106)	(28)	(28)	–	–	–	–
Total qualifying tier 1 capital	26,743	27,408	26,534	23,005	22,455	18,895	18,495
Tier 2
Revaluation reserves	26	26	26	25	25	25	25
Available for sale equity	295	295	295	221	221	223	223
Collectively assessed impairment allowances	440	2,619	2,619	2,556	2,556	2,306	2,306
Minority interests	442	442	442	451	451	515	515
Qualifying subordinated liabilities
Undated loan capital	3,191	3,191	3,191	3,180	3,180	3,212	3,212
Dated loan capital	10,578	10,578	10,578	7,603	7,603	7,069	7,069
Less: Deductions from Tier 2 capital	(1,106)	(28)	(28)	–	–	–	–
Total qualifying tier 2 capital	13,866	17,123	17,123	14,036	14,036	13,350	13,350
Less: Regulatory deductions
Investments not consolidated for supervisory purposes	(633)	(633)	(633)	(982)	(982)	(782)	(782)
Other deductions	(193)	(1,256)	(1,256)	(1,348)	(1,348)	(961)	(961)
Total deductions	(826)	(1,889)	(1,889)	(2,330)	(2,330)	(1,743)	(1,743)
Total net capital resources	39,783	42,642	41,768	34,711	34,161	30,502	30,102

44	Barclays Annual Report 2007

Financial review

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

	Average: year ended 31st December

	2007 £m	2006 £m	2005 £m
Deposits from banks
Customers in the United Kingdom	15,321	12,832	9,703
Customers outside the
United Kingdom:
Other European Union	33,162	30,116	29,092
United States	6,656	7,352	8,670
Africa	4,452	4,140	3,236
Rest of the World	36,626	35,013	39,060

Total deposits from banks	96,217	89,453	89,761
Customer accounts
Customers in the United Kingdom	187,249	173,767	155,252
Customers outside the
United Kingdom:
Other European Union	23,696	22,448	20,773
United States	21,908	17,661	15,167
Africa	29,855	23,560	17,169
Rest of the World	23,032	19,992	16,911

Customer accounts	285,740	257,428	225,272

Deposits from banks in offices in the United Kingdom from non-residents amounted to £45,162m (2006: £41,762m).

	Year ended 31st December
	2007 £m	2006 £m	2005 £m
Customer accounts	294,987	256,754	238,684
In offices in the United Kingdom:
Current and Demand accounts
– interest free	33,400	25,650	22,980
Current and Demand accounts
– interest bearing	32,047	31,769	28,416
Savings accounts	70,682	62,745	57,715
Other time deposits – retail	36,123	36,110	35,142
Other time deposits – wholesale	65,726	53,733	42,967

Total repayable in offices in the United Kingdom	237,978	210,007	187,220
In offices outside the United Kingdom:
Current and Demand accounts
– interest free	2,990	2,169	2,300
Current and Demand accounts
– interest bearing	11,570	17,626	20,494
Savings accounts	3,917	3,041	3,230
Other time deposits	38,532	23,911	25,440
Total repayable in offices outside the United Kingdom	57,009	46,747	51,464

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £49,179m (2006: £40,291m).

Note

a	Average interest rate during the year for commercial paper and negotiable certificates of deposit have been restated for 2006 and 2005 to reflect methodology enhancements.

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper and negotiable certificates of deposit.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2007 £m	2006 £m	2005 £m
Year-end balance	90,546	79,562	75,127
Average balance	96,217	89,453	89,761
Maximum balance	109,586	97,165	103,397
Average interest rate during year	4.1%	4.2%	2.6%
Year-end interest rate	4.0%	4.3%	3.6%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2007 £m	2006 £m	2005 £m
Year-end balance	23,451	26,546	28,275
Average balance	26,229	29,740	22,309
Maximum balance	30,736	31,859	28,598
Average interest rate during year [a]	5.4%	4.4%	3.1%
Year-end interest rate	5.2%	5.0%	4.5%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than US$100,000.

	2007 £m	2006 £m	2005 £m
Year-end balance	58,401	52,800	43,109
Average balance	55,394	49,327	45,533
Maximum balance	62,436	60,914	53,456
Average interest rate during year [a]	5.1%	5.3%	3.9%
Year-end interest rate	5.0%	5.1%	4.5%

Barclays Annual Report 2007	45

Financial Review

Commitments and contractual obligations

Commitments and contractual obligations

Commitments and contractual obligations include loan commitments, contingent liabilities, debt securities and purchase obligations.

Commercial commitments

	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m

Acceptances and endorsements	365	–	–	–	365
Guarantees and letters of credit pledged as collateral security	29,136	2,711	1,971	1,874	35,692
Other contingent liabilities	6,594	1,556	416	1,151	9,717
Documentary credits and other short-term trade related transactions	401	121	–	–	522
Forward asset purchases and forward deposits placed	283	–	–	–	283
Standby facilities, credit lines and other	136,457	17,039	28,127	10,211	191,834

Contractual obligations

	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m

Long-term debt	90,201	13,558	8,630	19,358	131,747
Operating lease obligations	197	755	610	2,225	3,787
Purchase obligations	141	186	27	6	360

Total	90,539	14,499	9,267	21,589	135,894

The long-term debt does not include undated loan capital of £6,631m.

Further information on the contractual maturity of the Group’s assets and liabilities is given in Note 48.

46	Barclays Annual Report 2007

Financial review

Securities

Securities

The following table analyses the book value of securities which are carried at fair value.

	2007		2006		2005
	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m
Investment securities – available for sale
Debt securities:
United Kingdom government	78	81	758	761	31	31
Other government	7,383	7,434	12,587	12,735	14,860	14,827
Other public bodies	634	632	280	277	216	216
Mortgage and asset backed securities	1,367	1,429	1,706	1,706	3,062	3,062
Corporate issuers	19,664	19,649	27,089	27,100	25,590	25,597
Other issuers	9,547	9,599	5,492	5,450	6,265	6,257
Equity securities	1,676	1,418	1,371	1,047	1,250	1,007
Investment securities – available for sale	40,349	40,242	49,283	49,076	51,274	50,997
Other securities – held for trading
Debt securities:
United Kingdom government	3,832	n/a	4,986	n/a	4,786	n/a
Other government	51,104	n/a	46,845	n/a	46,426	n/a
Mortgage and asset backed securities	37,038	n/a	29,606	n/a	17,644	n/a
Bank and building society certificates of deposit	17,751	n/a	14,159	n/a	15,837	n/a
Other issuers	43,053	n/a	44,980	n/a	43,674	n/a
Equity securities	36,307	n/a	31,548	n/a	20,299	n/a
Other securities – held for trading	189,085	n/a	172,124	n/a	148,666	n/a

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities.

Mortgage and asset backed securities and other issuers within held for trading debt securities have been restated in 2006 and 2005 to reflect changes in classification of assets.

Bank and building society certificates of deposit are freely negotiable and have original maturities of up to five years, but are typically held for shorter periods. In addition to UK government securities shown above, at 31st December 2007, 2006 and 2005, the Group held the following government securities which exceeded 10% of shareholders’ equity.

Government securities

	2007	2006	2005
	Book value £m	Book value £m	Book value £m
United States	15,156	18,343	16,093
Japan	9,124	15,505	14,560
Germany	5,136	4,741	6,376
France	3,538	4,336	4,822
Italy	5,090	3,419	4,300
Spain	3,674	2,859	2,456
Netherlands	1,270	395	2,791

Maturities and yield of available for sale debt securities

	Maturing within one year:		Maturing after one but within five years:		Maturing after five but within ten years:		Maturing after ten years:		Total:
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Government	1,354	5.8	3,997	4.0	788	1.6	1,322	1.1	7,461	3.5
Other public bodies	546	8.6	78	1.3	–	–	10	5.2	634	7.7
Other issuers	11,849	5.2	12,542	4.9	4,343	5.6	1,844	7.0	30,578	5.2
Total book value	13,749	5.4	16,617	4.6	5,131	5.0	3,176	4.5	38,673	5.0

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2007 by the fair value of securities held at that date.

Barclays Annual Report 2007	47

Financial review

Critical accounting estimates

The Group’s accounting policies are set out on pages 149 to 157.

Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Group’s financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Audit Committee.

Fair value of financial instruments

Some of the Group’s financial instruments are carried at fair value through profit or loss such as those held for trading, designated by management under the fair value option and non-cash flow hedging derivatives.

Other non-derivative financial assets may be designated as available for sale. Available for sale financial investments are initially recognised at fair value and are subsequently held at fair value. Gains and losses arising from changes in fair value of such assets are included as a separate component of equity. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on financial instruments held for trading are reported gross in trading portfolio assets and liabilities or derivative financial instruments, reduced by the effects of netting agreements where there is an intention to settle net with counterparties.

Valuation methodology

The method of determining the fair value of financial instruments can be analysed into the following categories:

(a)	Unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm’s length basis.

(b)	Valuation techniques using market observable inputs. Such techniques may include:

–	using recent arm’s length market transactions;

–	reference to the current fair value of similar instruments;

–	discounted cash flow analysis, pricing models or other techniques commonly used by market participants.

(c)	Valuation techniques used above, but which include significant inputs that are not observable. On initial recognition of financial instruments measured using such techniques the transaction price is deemed to provide the best evidence of fair value for accounting purposes.

The valuation techniques in (b) and (c) use inputs such as interest rate yield curves, equity prices, commodity and currency prices/yields, volatilities of underlyings and correlations between inputs. The models used in these valuation techniques are calibrated against industry standards, economic models and to observed transaction prices where available.

The following tables set out the total financial instruments stated at fair value as at 31st December 2007 and those fair values are calculated with valuation techniques using unobservable inputs.

	Unobservable inputs £m	Total £m
Assets stated at fair value
Trading portfolio assets	4,457	193,691
Financial assets designated at fair value:
– held on own account	16,819	56,629
– held in respect of linked liabilities to customers under investment contracts	–	90,851
Derivative financial instruments	2,707	248,088
Available for sale financial investments	810	43,072
Total	24,793	632,331

	Unobservable inputs £m	Total £m
Liabilities stated at fair value
Trading portfolio liabilities	42	65,402
Financial liabilities designated at fair value	6,172	74,489
Liabilities to customers under investment contracts	–	92,639
Derivative financial instruments	4,382	248,288
Total	10,596	480,818

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the market place, the maturity of market modelling and the nature of the transaction (bespoke or generic).

To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities, appropriate proxies, or other analytical techniques. The effect of changing the assumptions for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable inputs to a range of reasonably possible alternative assumptions, would be to provide a range of £1.2bn (2006: £0.1bn) lower to £1.5bn (2006: £0.1bn) higher than the fair values recognised in the financial statements.

The size of this range will vary over time in response to market volatility, market uncertainty and changes to benchmark proxy relationships of similar assets and liabilities. The calculation of this range is performed on a consistent basis each period.

Further information on the fair value of financial instruments is provided in Note 49 to the accounts.

The following summary sets out those instruments which use inputs where it may be necessary to use valuation techniques as described above.

Corporate bonds

Corporate bonds are generally valued using observable quoted prices or recently executed transactions. Where observable price quotations are not available, the fair value is determined based on cash flow models where significant inputs may include yield curves, bond or single name credit default swap spreads.

48	Barclays Annual Report 2007

Mortgage whole loans

The fair value of mortgage whole loans are determined using observable quoted prices or recently executed transactions for comparable assets. Where observable price quotations or benchmark proxies are not available, fair value is determined using cash flow models where significant inputs include yield curves, collateral specific loss assumptions, asset specific prepayment assumptions, yield spreads and expected default rates.

Commercial mortgage backed securities and asset backed securities

Commercial mortgage backed securities and asset backed securities (ABS) (residential mortgages, credit cards, auto loans, student loans and leases) are generally valued using observable information. Wherever possible, the fair value is determined using quoted prices or recently executed transactions. Where observable price quotations are not available, fair value is determined based on cash flow models where the significant inputs may include yield curves, credit spreads, prepayment rates. Securities that are backed by the residual cash flows of an asset portfolio are generally valued using similar cash flow models.

The fair value of home equity loan bonds are determined using models which use scenario analysis with significant inputs including age, rating, internal grade, and index prices.

Collateralised debt obligations

The valuation of collateralised debt obligations (CDOs) notes is first based on an assessment of the probability of an event of default occurring due to a credit deterioration. This is determined by reference to the probability of event of default occurring and the probability of exercise of contractual rights related to event of default. The notes are then valued by determining appropriate valuation multiples to be applied to the contractual cash flows. These are based on inputs including the prospective cash flow performance of the underlying securities, the structural features of the transaction and the net asset value of the underlying portfolio.

Private equity

The fair value of private equity is determined using appropriate valuation methodologies which, dependent on the nature of the investment, may include discounted cash flow analysis, enterprise value comparisons with similar companies, price:earnings comparisons and turnover multiples. For each investment the relevant methodology is applied consistently over time.

Own credit on financial liabilities

The carrying amount of financial liabilities held at fair value is adjusted to reflect the effect of changes in own credit spreads. As a result, the carrying value of issued notes that have been designated at fair value through profit and loss is adjusted by reference to the movement in the appropriate spreads. The resulting gain or loss is recognised in the income statement.

Derivatives

Derivative contracts can be exchange traded or over the counter (OTC). OTC derivative contracts include forward, swap and option contracts related to interest rates, bonds, foreign currencies, credit standing of reference entities, equity prices, fund levels, commodity prices or indices on these assets.

The fair value of OTC derivative contracts are modelled using a series of techniques, including closed form analytical formulae (such as the Black-Scholes option pricing model) and simulation based models. The choice of model is dependant on factors such as; the complexity of the product, inherent risks and hedging strategy: statistical behaviour of the underlying, and ability of the model to price consistently with observed market transactions. For many pricing models there is no material subjectivity because the methodologies employed do not necessitate significant judgement and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps and option markets. In the case of more established derivative products, the pricing models used are widely accepted and used by the other market participants.

Significant inputs used in these models may include yield curves, credit spreads, recovery rates, dividend rates, volatility of underlying interest rates, equity prices or foreign exchange rates and, in some cases, correlation between these inputs. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data.

New, long dated or complex derivative products may require a greater degree of judgement in the implementation of appropriate valuation techniques, due to the complexity of the valuation assumptions and the reduced observability of inputs. The valuation of more complex products may use more generic derivatives as a component to calculating the overall value.

Derivatives where valuation involves a significant degree of judgement include:

– Fund derivatives

Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, indices and multi asset portfolios. They are valued using underlying fund prices, yield curves and available market information on the level of the hedging risk. Some fund derivatives are valued using unobservable information, generally where the level of the hedging risk is not observable in the market. These are valued taking account of risk of the underlying fund or collection of funds, diversification of the fund by asset, concentration by geographic sector, strategy of the fund, size of the transaction and concentration of specific fund managers.

– Commodity derivatives

Commodity derivatives are valued using models where the significant inputs may include interest rate yield curves, commodity price curves, volatility of the underlying commodities and, in some cases, correlation between these inputs, which are generally observable. This approach is applied to base metal, precious metal, energy, power, gas, emissions, soft commodities and freight positions. Due to the significant time span in the various market closes, curves are constructed using differentials to a benchmark curve to ensure that all curves are valued using the dominant market base price.

– Structured credit derivatives

Collateralised synthetic obligations (CSOs)are structured credit derivatives which reference the loss profile of a portfolio of loans, debts or synthetic underlyings. The reference asset can be a corporate credit or an asset backed credit. For CSOs that reference corporate credits an analytical model is used. For CSOs on asset backed underlyings, due to the path dependent nature of a CSO on an amortising portfolio a Monte Carlo simulation is used rather than analytic approximation. The expected loss probability for each reference credit in the portfolio is derived from the single name credit default swap spread curve and in addition, for ABS references, a prepayment rate assumption. A simulation is then used to compute survival time which allows us to calculate the marginal loss over each payment period by reference to estimated recovery rates. Significant inputs include prepayment rates, cumulative default rates, and recovery rates.

Allowances for loan impairment and other credit risk provisions

Allowances for loan impairment represent management’s estimate of the losses incurred in the loan portfolios as at the balance sheet date. Changes to the allowances for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of the impairment charge. Provision is made for undrawn loan commitments and similar facilities if it is probable that the facility will be drawn and result in recognition of an asset at an amount less than the amount advanced.

Barclays Annual Report 2007	49

Financial review

Critical accounting estimates

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these portfolios is £1,605m (2006: £1,809m) and amounts to 70% (2006: 87%) of the total impairment charge on loans and advances in 2007.

For larger accounts, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to larger accounts is £701m (2006: £265m) or 30% (2006: 13%) of the total impairment charge on loans and advances in 2007. Further information on impairment allowances is set out on pages 84 to 85.

Goodwill

Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the impairment review process requires the identification of independent cash generating units, by dividing the Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of a unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. The most significant amounts of goodwill relate to the Absa and Woolwich acquisitions. The goodwill impairment testing performed in 2007 indicated that none of the goodwill was impaired. Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of Absa and Woolwich goodwill would not result in impairment.

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

The actuarial valuation is dependent upon a series of assumptions, the key ones being interest rates, mortality, investment returns and inflation. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. The returns on fixed interest investments are set to market yields at the valuation date (less an allowance for risk) to ensure consistency with the asset valuation. The returns on UK and overseas equities are based on the long-term outlook for global equities at the calculation date having regard to current market yields and dividend growth expectations. The inflation assumption reflects long-term expectations of both earnings and retail price inflation.

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

The Group’s IAS 19 pension surplus across all pension and post-retirement schemes as at 31st December 2007 was a surplus of £393m (2006: £817m deficit). This comprises net recognised liabilities of £1,501m (2006: £1,719m) and unrecognised actuarial gains of £1,894m (2006: £902m). The net recognised liabilities comprises retirement benefit liabilities of £1,537m (2006: £1,807m) relating to schemes that are in deficit, and assets of £36m (2006: £88m) relating to schemes that are in surplus. The Group’s IAS 19 pension surplus in respect of the main UK scheme as at 31st December 2007 was £668m (2006: £495m deficit). The estimated actuarial funding position of the main UK pension scheme as at 31st December 2007, estimated from the triennial valuation in 2004, was a surplus of £1,200m (2006: £1,300m). Cash contributions to the main UK scheme were £355m (2006: £351m).

Further information on retirement benefit obligations, including assumptions is set out in Note 30 to the accounts.

50	Barclays Annual Report 2007

Financial review

Off-balance sheet arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into transactions which may involve the use of off-balance sheet arrangements and special purpose entities (SPEs). These arrangements include the provision of guarantees, loan commitments, retained interests in assets which have been transferred to an unconsolidated SPE or obligations arising from the Group’s involvements with such SPEs.

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans: overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 34 and in the table on page 46.

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period, or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 34 and in the table on page 46.

Special purpose entities

Transactions entered into by the Group may involve the use of SPEs. SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities.

Transactions with SPEs take a number of forms, including:

•	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

•	Derivative transactions to provide investors in the SPE with a specified exposure.

•	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

•	Direct investment in the notes issued by SPEs.

Depending on the nature of the Group’s resulting exposure, it may consolidate the SPE on to the Group’s balance sheet. The consolidation of SPEs is considered at inception based on the arrangements in place and the assessed risk exposures at that time. In accordance with IFRS, SPEs are consolidated when the substance of the relationship between the Group and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE. The initial consolidation analysis is revisited at a later date if:

(i)	the Group acquires additional interests in the entity;

(ii)	the contractual arrangements of the entity are amended such that the relative exposures to risks and rewards change; or if

(iii)	the Group acquires control over the main operating and financial decisions of the entity.

A number of the Group’s transactions have recourse only to the assets of unconsolidated SPEs. Typically, the majority of the exposure to these assets is borne by third parties and the Group’s risk is mitigated through over-collateralisation, unwind features and other protective measures. The Group’s involvement with unconsolidated third party conduits, collateralised debt obligations and structured investment vehicles is described further below.

Collateralised Debt Obligations

The Group has structured and underwritten CDOs. At inception, the Group’s exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances in the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2008 has been assessed and included in the determination of impairment charges and other credit provisions (£782m in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31st December 2007).

The Group’s exposure to ABS CDO Super Senior positions before hedging was £6,018m as at 31st December 2007. This includes £1,149m of undrawn facilities provided to mezzanine transactions (exposure stated net of writedowns and charges). Undrawn facilities provided to unconsolidated CDOs are included as part of commitments in Note 34 to the accounts.

The remaining £4,869m is the Group’s exposure to High Grade CDOs, stated net of writedowns and charges. £3,782m of drawn balances are included within loans and advances on the balance sheet, with the remaining £1,087m representing consolidated High Grade CDOs accounted for on a fair value basis.

Collateral

The collateral underlying unconsolidated CDOs comprised 77% residential mortgage backed securities, 6% non-residential asset backed securities and 17% in other categories, including 10% ABS CDO exposure (a proportion of which will be backed by residential mortgage collateral).

The remaining Weighted Average Life (WAL) of all collateral is 3.9 years. The combined Net Asset Value (NAV) for all of the CDOs was £2.8bn below the nominal amount, equivalent to an aggregate 40.2% decline in value on average for all investors.

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. On mezzanine CDOs, this portion of the capital structure is unfunded, but a liquidity facility is provided to support the level of synthetic instruments within each transaction. The senior portion covered by liquidity facilities is on average 79% of the capital structure.

The initial WAL of the notes in issue averaged 7.1 years. The full contractual maturity is 37.8 years.

Barclays Annual Report 2007	51

Financial review

Off-balance sheet arrangements

Interests in Third Party CDOs

The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group’s balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Structured Investment Vehicles (SIVs)

The Group has not structured or managed SIVs. Group exposure to third party SIVs comprised:

•

£317m of senior liquidity facilities, of which £19m was drawn and included in loans and advances as at 31st December 2007. The Group is one of between two and eight independent liquidity providers on each transaction.

•	Derivative exposures included on the balance sheet at their net fair value of £264m.

•	Bonds issued by the SIVs included within trading portfolio assets at their fair value of £21m.

•	£2.6bn repo funding facilities. £1.3bn has been utilised and included within loans and advances to customers in the balance sheet.

Other than the repo facilities, which when drawn are more than 100% collateralised by assets held by the Group with the collateral being valued daily, the items above are included in the credit market positions discussed on page 53.

SIV-Lites

The Group structured and helped to underwrite three SIV-Lite transactions. The Group is not involved in their ongoing management.

The Group provided £0.55bn in liquidity facilities as partial support to the £2.6bn of CP programmes on these transactions. These facilities have now been fully drawn or are terminated, such that no further drawings are possible. One of the three vehicles has been restructured into a cash CDO. As part of this restructuring, the Group acquired the £800m senior note in the CDO which is held at fair value within trading portfolio assets. The credit risk on this note has been transferred to a third party investment bank. For the remaining facilities, the amount drawn totalled £152m and is included on the balance sheet within loans and advances to customers and included in the credit market positions discussed on page 53.

Commercial Paper and Medium-term Note Conduits

The Group provided £19bn in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet.

The Group provided backstop facilities to support the paper issued by six third party conduits. These facilities totalled £1bn, with underlying collateral comprising auto loans (81%), bank-guaranteed residential mortgages (11%), bank-guaranteed commercial and project finance loans (5%) and UK consumer finance receivables (3%). Drawings on these facilities were £46m as at 31st December 2007 and are included within loans and advances to customers.

The Group provided backstop facilities to six third-party SPEs that fund themselves with medium term notes. These notes are sold to investors as a series of 12 month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The group has provided facilities of £2.9bn, to SPEs holding prime UK and Australian owner-occupied Residential Mortgage Back Securities (RMBS) assets. As at 31st December 2007, the Group had acquired notes of £90m under these backstop facilities (included as available for sale assets in the balance sheet) and further acquisitions are expected through 2008 as other notes are remarketed. The notes generally rank pari passu with the other term AAA+ rated notes from the same issuer. The facilities have been designated at fair value and are reflected in the balance sheet at their current fair value.

The Group’s own CP conduits provided facilities of £1.3bn to third party conduits containing prime UK buy-to-let RMBS. As at 31st December 2007, £290m of this facility had been drawn. The undrawn facilities are included within the commitments disclosed in Note 34 to the accounts, while the drawn elements are included within loans and advances to customers.

Asset securitisations

The Group has assisted companies with the formation of asset securitisations, some of which are effected through the use of SPEs. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. As these SPEs are created for other companies, the Group does not usually control these entities and therefore does not consolidate them. The Group may provide financing in the form of senior notes or junior notes and may also provide derivatives to the SPE. These transactions are included on the balance sheet.

The Group has used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 29.

Client intermediation

The Group has structured transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. Such transactions will typically result in a derivative being shown on the balance sheet, representing the Group’s exposure to the relevant asset.

The Group also invests in lessor entities specifically to acquire assets for leasing. Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

Fund management

The Group provides asset management services to a large number of investment entities on an arm’s-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. These funds are not consolidated because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets.

During 2007, Group operating expenses included charges of £80m (2006: £nil) related to selective support of liquidity products managed by Barclays Global Investors and not consolidated by the Group. The Group has continued to provide further selective support to liquidity products subsequent to 31st December 2007.

52	Barclays Annual Report 2007

Financial review

Barclays Capital credit market positions

Barclays Capital credit market positions

Barclays Capital credit market exposures resulted in net losses of £1,635m in 2007, due to dislocations in the credit markets. The net losses primarily related to ABS CDO super senior exposures, with additional losses from other credit market exposures partially offset by gains from the general widening of credit spreads on issued notes held at fair value.

Credit market exposures in this note are stated relative to comparatives as at 30th June 2007, being the reporting date immediately prior to the credit market dislocations.

	As at
	31st December 2007 £m	30th June 2007 £m
ABS CDO Super Senior
High Grade	4,869	6,151
Mezzanine	1,149	1,629
Exposure before hedging	6,018	7,780
Hedges	(1,347)	(348)
Net ABS CDO Super Senior	4,671	7,432

Other US sub-prime
Whole loans	3,205	2,900
Other direct and indirect exposures	1,832	3,146
Other US sub-prime	5,037	6,046
Alt-A	4,916	3,760
Monoline insurers	1,335	140
Commercial mortgages	12,399	8,282
SIV-lite liquidity facilities	152	692
Structured investment vehicles	590	925

ABS CDO Super Senior exposure

ABS CDO Super Senior net exposure was £4,671m (30th June 2007: £7,432m). Exposures are stated net of writedowns and charges of £1,412m (30th June 2007: £56m) and hedges of £1,347m (30th June 2007: £348m).

The collateral for the ABS CDO Super Senior exposures primarily comprised Residential Mortgage Backed Securities. 79% of the RMBS sub-prime collateral comprised 2005 or earlier vintage mortgages. On ABS CDO super senior exposures, the combination of subordination, hedging and writedowns provide protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007. None of the above hedges of ABS CDO Super Senior exposures as at 31st December 2007 were held with monoline insurer counterparties.

Other credit market exposures

Barclays Capital held other exposures impacted by the turbulence in credit markets, including: whole loans and other direct and indirect exposures to US sub-prime and Alt-A borrowers; exposures to monoline insurers; and commercial mortgage backed securities. The net losses in 2007 from these exposures were £823m.

Other US sub-prime whole loan and net trading book exposure was £5,037m (30th June 2007: £6,046m). Whole loans included £2,843m (30th June 2007: £1,886m) acquired since the acquisition of EquiFirst in March 2007, all of which were subject to Barclays underwriting criteria. As at 31st December 2007 the average loan to value of these EquiFirst loans was 80% with less than 3% at above 95% loan to value. 99% of the EquiFirst inventory was first lien.

Net exposure to the Alt-A market was £4,916m (30th June 2007: £3,760m), through a combination of securities held on the balance sheet including those held in consolidated conduits and residuals. Alt-A exposure is generally to borrowers of a higher credit quality than sub-prime borrowers. As at 31st December 2007, 99% of the Alt-A whole loan exposure was performing, and the average loan to value ratio was 81%. 96% of the Alt-A securities held were rated AAA or AA.

Barclays Capital held assets with insurance protection or other credit enhancement from monoline insurers. The value of exposure to monoline insurers under these contracts was £1,335m (30th June 2007: £140m). There were no claims due under these contracts as none of the underlying assets were in default.

Exposures in our commercial mortgage backed securities business comprised commercial real estate loans of £11,103m (30th June 2007: £7,653m) and commercial mortgage backed securities of £1,296m (30th June 2007: £629m). The loan exposures were 54% US and 43% European. The US exposures had an average loan to value of 65% and the European exposures had an average loan to value of 71%. 87% of the commercial mortgage backed securities held as at 31st December 2007 were AAA or AA rated.

Loans and advances to customers included £152m (30th June 2007: £692m) of drawn liquidity facilities in respect of SIV-lites. Total exposure to other structured investment vehicles, including derivatives, undrawn commercial paper backstop facilities and bonds held in trading portfolio assets was £590m (30th June 2007: £925m).

Leveraged Finance

At 31st December 2007, drawn leveraged finance positions were £7,368m (30th June 2007: £7,317m). The positions were stated net of fees of £130m and impairment of £58m driven by widening of corporate credit spreads.

Own Credit

At 31st December 2007, Barclays Capital had issued notes held at fair value of £57,162m (30th June 2007: £44,622m). The general widening of credit spreads affected the carrying value of these notes and as a result revaluation gains of £658m were recognised in trading income.

Barclays Annual Report 2007	53

Financial review

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2007			2006			2005
	Average balance(a) £m	Interest £m	Average rate %	Average balance(a) £m	Interest £m	Average rate %	Average balance(a) £m	Interest £m	Average rate %
Assets
Loans and advances to banks [b]:
– in offices in the United Kingdom	29.431	1,074	3.6	18,401	647	3.5	14,798	454	3.1
– in offices outside the United Kingdom	12,262	779	6.4	12,278	488	4.0	11,063	403	3.6
Loans and advances to customers [b]:
– in offices in the United Kingdom	205,707	13,027	6.3	184,392	11,247	6.1	172,398	10,229	5.9
– in offices outside the United Kingdom	88,212	6,733	7.6	77,615	4,931	6.4	50,699	2,975	5.9
Lease receivables:
– in offices in the United Kingdom	4,822	283	5.9	5,266	300	5.7	6,521	348	5.3
– in offices outside the United Kingdom	5,861	691	11.8	6,162	595	9.7	1,706	117	6.9
Financial investments:
– in offices in the United Kingdom	37,803	2,039	5.4	41,125	1,936	4.7	43,133	1,755	4.1
– in offices outside the United Kingdom	14,750	452	3.1	14,191	830	5.8	10,349	467	4.5
Reverse repurchase agreements and cash collateral on securities borrowed
– in offices in the United Kingdom	211,709	9,644	4.6	166,713	6,136	3.7	156,292	4,617	3.0
– in offices outside the United Kingdom	109,012	5,454	5.0	100,416	5,040	5.0	92,407	2,724	2.9
Trading portfolio assets:
– in offices in the United Kingdom	120,691	5,926	4.9	106,148	4,166	3.9	81,607	2,710	3.3
– in offices outside the United Kingdom	57,535	3,489	6.1	61,370	2,608	4.2	57,452	2,116	3.7
Total average interest earning assets	897,795	49,591	5.5	794,077	38,924	4.9	698,425	28,915	4.1
Impairment allowances/provisions	(4,435)			(3,565)			(3,105)
Non-interest earning assets	422,834			310,949			278,328
Total average assets and interest income	1,316,194	49,591	3.8	1,101,461	38,924	3.5	973,648	28,915	3.0
Percentage of total average interest earning assets in offices outside the United Kingdom	32.0%			34.3%			32.0%
Total average interest earning assets related to:
Interest income		49,591	5.5		38,924	4.9		28,915	4.1
Interest expense		(37,892)	4.2		(30,385)	3.8		(20,965)	3.0
		11,699	1.3		8,539	1.1		7,950	1.0

Notes

a	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

b	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

54	Barclays Annual Report 2007

Average balance sheet and net interest income (year ended 31st December)

	2007			2006			2005
	Average balance(a) £m	Interest £m	Average rate %	Average balance(a) £m	Interest £m	Average rate %	Average balance(a) £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	63,902	2,511	3.9	62,236	2,464	4.0	54,801	1,665	3.0
– in offices outside the United Kingdom	27,596	1,225	4.4	23,438	1,137	4.9	21,921	705	3.2
Customer accounts:
demand deposits:
– in offices in the United Kingdom	29,110	858	2.9	25,397	680	2.7	22,593	510	2.3
– in offices outside the United Kingdom	13,799	404	2.9	10,351	254	2.5	6,196	88	1.4
Customer accounts:
savings deposits:
– in offices in the United Kingdom	55,064	2,048	3.7	57,734	1,691	2.9	52,569	1,570	3.0
– in offices outside the United Kingdom	4,848	128	2.6	3,124	74	2.4	1,904	39	2.0
Customer accounts:
other time deposits – retail:
– in offices in the United Kingdom	30,578	1,601	5.2	34,865	1,548	4.4	33,932	1,470	4.3
– in offices outside the United Kingdom	12,425	724	5.8	8,946	482	5.4	6,346	260	4.1
Customer accounts:
other time deposits – wholesale:
– in offices in the United Kingdom	52,147	2,482	4.8	45,930	1,794	3.9	41,745	1,191	2.9
– in offices outside the United Kingdom	24,298	1,661	6.8	23,442	1,191	5.1	12,545	590	4.7
Debt securities in issue:
– in offices in the United Kingdom	41,552	2,053	4.9	47,216	1,850	3.9	46,583	1,631	3.5
– in offices outside the United Kingdom	94,271	5,055	5.4	74,125	3,686	5.0	52,696	1,695	3.2
Dated and undated loan capital and other subordinated liabilities principally:
– in offices in the United Kingdom	12,972	763	5.9	13,686	777	5.7	11,286	605	5.4
Repurchase agreements and cash collateral on securities lent:
– in offices in the United Kingdom	169,272	7,616	4.5	141,862	5,080	3.6	130,767	3,634	2.8
– in offices outside the United Kingdom	118,050	5,051	4.3	86,693	4,311	5.0	80,391	2,379	3.0
Trading portfolio liabilities:
– in offices in the United Kingdom	47,971	2,277	4.7	49,892	2,014	4.0	44,349	1,737	3.9
– in offices outside the United Kingdom	29,838	1,435	4.8	39,064	1,352	3.5	36,538	1,196	3.3
Total average interest bearing liabilities	827,693	37,892	4.6	748,001	30,385	4.1	657,162	20,965	3.2
Interest free customer deposits:
– in offices in the United Kingdom	34,109			27,549			25,095
– in offices outside the United Kingdom	3,092			2,228			2,053
Other non-interest bearing liabilities	421,473			297,816			267,531
Minority and other interests and shareholders’ equity	29,827			25,867			21,807
Total average liabilities, shareholders’ equity and interest expense	1,316,194	37,892	2.9	1,101,461	30,385	2.8	973,648	20,965	2.2
Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	39.4%			36.1%			33.3%

Note

a	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

Barclays Annual Report 2007	55

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

	2007/2006 Change due to increase/(decrease) in:			2006/2005 Change due to increase/(decrease) in:			2005/2004 [a] Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Treasury bills and other eligible bills:
– in offices in the UK	n/a	n/a	n/a	n/a	n/a	n/a	(68)	(68)	n/a
– in offices outside the UK	n/a	n/a	n/a	n/a	n/a	n/a	(63)	(63)	n/a
	n/a	n/a	n/a	n/a	n/a	n/a	(131)	(131)	n/a
Loans and advances to banks:
– in offices in the UK	427	402	25	193	121	72	(237)	(115)	(122)
– in offices outside the UK	291	(1)	292	85	46	39	132	45	87
	718	401	317	278	167	111	(105)	(70)	(35)
Loans and advances to customers:
– in offices in the UK	1,780	1,337	443	1,018	726	292	1,419	1,681	(262)
– in offices outside the UK	1,802	728	1,074	1,956	1,695	261	1,705	787	918
	3,582	2,065	1,517	2,974	2,421	553	3,124	2,468	656
Lease receivables:
– in offices in the UK	(17)	(26)	9	(48)	(70)	22	128	78	50
– in offices outside the UK	96	(30)	126	478	413	65	96	91	5
	79	(56)	135	430	343	87	224	169	55
Debt securities:
– in offices in the UK	n/a	n/a	n/a	n/a	n/a	n/a	(2,129)	(2,129)	n/a
– in offices outside the UK	n/a	n/a	n/a	n/a	n/a	n/a	(338)	(338)	n/a
	n/a	n/a	n/a	n/a	n/a	n/a	(2,467)	(2,467)	n/a
Financial investments:
– in offices in the UK	103	(165)	268	181	(85)	266	1,755	1,755	n/a
– in offices outside the UK	(378)	32	(410)	363	202	161	467	467	n/a
	(275)	(133)	(142)	544	117	427	2,222	2,222	n/a
External trading assets:
– in offices in the UK and	n/a	n/a	n/a	n/a	n/a	n/a	(4,971)	(4,971)	n/a
– outside the UK	n/a	n/a	n/a	n/a	n/a	n/a	(2,224)	(2,224)	n/a
	n/a	n/a	n/a	n/a	n/a	n/a	(7,195)	(7,195)	n/a
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	3,508	1,865	1,643	1,519	324	1,195	4,617	4,617	n/a
– in offices outside the UK	414	430	(16)	2,316	254	2,062	2,724	2,724	n/a
	3,922	2,295	1,627	3,835	578	3,257	7,341	7,341	n/a
Trading portfolio assets:
– in offices in the UK	1,760	621	1,139	1,456	907	549	2,710	2,710	n/a
– in offices outside the UK	881	(172)	1,053	492	151	341	2,116	2,116	n/a
	2,641	449	2,192	1,948	1,058	890	4,826	4,826	n/a
Total interest receivable:
– in offices in the UK	7,561	4,034	3,527	4,319	1,923	2,396	3,224	3,558	(334)
– in offices outside the UK	3,106	987	2,119	5,690	2,761	2,929	4,615	3,605	1,010
	10,667	5,021	5,646	10,009	4,684	5,325	7,839	7,163	676

Note

a 2004 figures do not reflect the applications of IAS 32 and IAS 39 and IFRS 4 which became effective from 1st January 2005.

56	Barclays Annual Report 2007

Changes in net interest income – volume and rate analysis

	2007/2006 Change due to increase/(decrease) in:			2006/2005 Change due to increase/(decrease) in:			2005/2004 [a] Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest payable
Deposits by banks:
– in offices in the UK	47	66	(19)	799	247	552	440	231	209
– in offices outside the UK	88	190	(102)	432	52	380	395	121	274
	135	256	(121)	1,231	299	932	835	352	483
Customer accounts – demand deposits:
– in offices in the UK	178	105	73	170	68	102	200	28	172
– in offices outside the UK	150	95	55	166	80	86	57	36	21
	328	200	128	336	148	188	257	64	193
Customer accounts – savings deposits:
– in offices in the UK	357	(81)	438	121	152	(31)	245	145	100
– in offices outside the UK	54	45	9	35	28	7	18	16	2
	411	(36)	447	156	180	(24)	263	161	102
Customer accounts – other time deposits – retail:
– in offices in the UK	53	(204)	257	78	41	37	164	(23)	187
– in offices outside the UK	242	200	42	222	125	97	142	59	83
	295	(4)	299	300	166	134	306	36	270
Customer accounts – other time deposits – wholesale:
– in offices in the UK	688	263	425	603	129	474	(653)	(479)	(174)
– in offices outside the UK	470	45	425	601	550	51	248	(16)	264
	1,158	308	850	1,204	679	525	(405)	(495)	90
Debt securities in issue:
– in offices in the UK	203	(240)	443	219	22	197	398	507	(109)
– in offices outside the UK	1,369	1,063	306	1,991	850	1,141	1,359	323	1,036
	1,572	823	749	2,210	872	1,338	1,757	830	927
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	(14)	(41)	27	172	135	37	(87)	(78)	(9)
External trading liabilities:
– in offices in the UK	n/a	n/a	n/a	n/a	n/a	n/a	(5,611)	(5,611)	n/a
– outside the UK	n/a	n/a	n/a	n/a	n/a	n/a	(1,805)	(1,805)	n/a
	n/a	n/a	n/a	n/a	n/a	n/a	(7,416)	(7,416)	n/a
Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	2,536	1,090	1,446	1,446	329	1,117	3,634	3,634	n/a
– in offices outside the UK	740	1,402	(662)	1,932	200	1,732	2,379	2,379	n/a
	3,276	2,492	784	3,378	529	2,849	6,013	6,013	n/a
Trading portfolio liabilities:
– in offices in the UK	263	(80)	343	277	222	55	1,737	1,737	n/a
– in offices outside the UK	83	(366)	449	156	85	71	1,196	1,196	n/a
	346	(446)	792	433	307	126	2,933	2,933	n/a
Internal funding of trading businesses	n/a	n/a	n/a	n/a	n/a	n/a	2,045	2,045	n/a
Total interest payable:
– in offices in the UK	4,311	878	3,433	3,885	1,345	2,540	2,512	2,136	376
– in offices outside the UK	3,196	2,674	522	5,535	1,970	3,565	3,989	2,309	1,680
	7,507	3,552	3,955	9,420	3,315	6,105	6,501	4,445	2,056
Movement in net interest income
Increase/(decrease) in interest receivable	10,667	5,021	5,646	10,009	4,684	5,325	7,839	7,163	676
(Increase)/decrease in interest payable	(7,507)	(3,552)	(3,955)	(9,420)	(3,315)	(6,105)	(6,501)	(4,445)	(2,056)
	3,160	1,469	1,691	589	1,369	(780)	1,338	2,718	(1,380)

Note

a 2004 figures do not reflect the applications of IAS 32 and IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2007	57

Corporate sustainability

Corporate sustainability

For Barclays, there are two separate but mutually dependent aspects to sustainability. One is our duty as a bank to provide sound and enduring returns for our shareholders, and the best possible services for our customers. The other is our responsibility to conduct our global business ethically, and with full regard to wider social and environmental considerations. Our ambition is to develop both of these complementary strands as we move forward.

Barclays as a sustainable bank

Banks are central to every society; they provide the funding that facilitates business and entrepreneurship, support a sound financial system, and help to create jobs and wealth. As one of the world’s leading banks, with nearly 135,000 employees and operations in over 50 countries across the world, Barclays plays a significant role, whether it is working with governments on major infrastructure projects or bringing mainstream banking to customers in emerging markets.

In all of this, the customer is absolutely central. If we are to make sustainable banking successful, and successful banking sustainable, we must put our customers at the heart of everything we do, and build our services around them. We must earn – and keep – their trust by ensuring that the products we sell are understandable and appropriate.

This may seem like a statement of the obvious, but the banking sector in general has not always had a reputation for doing this. We want to change that. This aspiration covers every aspect of our business and every stage in a customer’s relationship with us, from the purchase of a Barclays product for the first time, to the way we assess applications for loans, to the more general aspects of customer service such as complaints-handling, confidentiality, and security.

Focusing more on the customer is also an integral part of what we call ‘inclusive banking’. This is partly about appealing to the broadest possible range of people as part of our strategic move into mass-market services in our emerging markets businesses, and partly about understanding the exact nature of our local customer base, and adapting our business model and product range accordingly.

A good example is our approach to basic banking accounts. In the UK we now have over 660,000 customers who have our basic Cash Card Account, and we have been working closely with consumer groups and third parties such as housing associations to ensure that these accounts are easily accessible and the product features and communications are tailored to meet their needs. In Africa the potential for growth in this area is enormous: over 100 million of the continent’s people have yet to be brought into mainstream banking, and could in time buy a whole range of other financial services. Absa has been a pioneer of basic banking in South Africa, and has attracted over 4 million customers to these accounts. The same thinking is now being applied in other African markets and India, with new basic banking products being developed. We are also distributing these products through new and innovative formats such as express branches and direct sales agents, alongside our traditional branches.

This is another lesson we have learnt from our South African operations. In Ghana our microbanking programme is now working with over 500 Susu collectors and reaching over 280,000 market traders across the country. The programme is being extended to other intermediaries such as credit unions, trade associations, microfinance institutions and church groups.

Responsible lending

We have reported on this issue in our recent Corporate Responsibility reviews, setting out our approach to what remains a high-profile and intractable issue, especially in the UK. In the last year we have continued to enforce strict criteria on new credit card applications, using a scoring system that takes over 400 variables into account when assessing an applicant’s likely ability to manage their credit. Around 50% of applications for credit cards are declined as a result. We have also extended our data-sharing collaboration with the UK credit reference agencies: pooling information about cash advances and minimum payments is proving to be an effective way of flagging up those customers who are in danger of incurring serious debt problems. We have a new unit that can step in at this stage and offer support and guidance to get their finances back on track.

We are also testing a new product, Barclaycard Freedom, which combines a credit card and the features of a structured loan, making it easier for people to manage their borrowing and keep their interest payments down.

Customer service

We have a strategic priority to be the best bank in the UK. In the last twelve months we have started to roll all our various customer initiatives into what we are calling ‘Real Retail’. We are sharing best practice more actively, and both managers and employees are getting new powers to make decisions, and tailor their product range, based on local customer needs.

Real Retail also includes a new programme to telephone customers to ask about the quality of our service and products they have purchased. Over 20,000 calls have been made so far, and the feedback is being channelled back to our product development teams.

Risk management

The incorporation of environmental and social risks into mainstream commercial credit assessments is an area where Barclays has demonstrated genuine leadership.

We have been a member of the Equator Principles since their inception, and currently chair the Steering Committee for the group of Equator banks. We continue to assess our environmental and social impact beyond the project finance remit of these principles (see table on page 59) and are working to include climate change and human rights risks. We now have ten briefing notes for all lending covering a wide range of social and environmental risks. These notes set out an overview of the risks facing different sectors, and the ways they can be mitigated, as well as the legislative and regulatory environment applicable to that industry. A good example of this process in practice in 2007 is Absa’s involvement with the Bujagali Hydropower project in Uganda. A rigorous social and environmental assessment was carried out, and the results were incorporated into the final plans.

58	Barclays Annual Report 2007

Barclays as a responsible global citizen

Twenty years ago the idea of ‘corporate citizenship’ described a company’s community activities, which rarely extended beyond philanthropic donations. Public understanding of the responsibilities of business has evolved considerably since then. For us, being a responsible global citizen does not just cover our award-winning community investment programme, but also includes how we behave as an employer, and how we manage Barclays wider social and environmental impacts.

Climate change has become the single biggest challenge the world faces at the beginning of the 21st century, and in response we are focusing increasingly on our work on the environment, which includes both our direct and indirect impacts.

The environment

As a major financial services organisation we want to take a lead in helping our clients thrive in a lower-carbon future, and use our position to press for appropriate policies and regulatory frameworks to deal with climate change. We will be 100% carbon neutral globally by next year. We remain committed to increasing our energy efficiency, and reducing our carbon footprint on an ongoing basis, as well as helping our supply chain reduce its emissions.

We also believe we can make a positive impact though the products and services we offer, and the lending decisions we make. In 2007, we invested further in our emissions trading capability, and moved into the consumer market with new lower-carbon products and services.

An example is Barclaycard Breathe, a new card that gives consumers incentives when they buy green products, and donates half its profits to environmental projects. In the wholesale market we have Barclays Capital’s commitment to the EU emissions trading market, where it brings its full range of commodity trading and risk management expertise to bear to help clients manage their carbon risk. Since 2005 we have traded over 600 million tonnes of carbon credits, with a notional value of over $14 billion.

Project Finance Deals – whole Barclays Group

Category	A Higher Risk	B Medium Risk	C Lower Risk	Total 2007	Total 2006
Number of project finance deals	7	18	29	54	36
Deals completed or pending	4	12	29	45	30
– of which, number where sustainability related changes were made.	4	12	29	45	30
Deals considered, but not participated in	3	6	0	9	6
Projects referred from EU	5	9	24	38	25
Projects referred from Africa	2	1	4	7	5
Projects referred from Asia Pacific	0	4	1	5	3
Projects referred from North America	0	4	0	4	3

Our supply chain

Since 2006 we have required all new and high-risk suppliers to provide us detailed information about their social, environmental and ethical performance. In the last year Absa adapted it for the special conditions of the South African market.

Measuring the emissions generated from a company’s supply chain is also becoming increasingly important, and we are engaging more with our own suppliers on this. This included a special forum for nine key suppliers, which has been followed up with one-to-one discussions to ascertain the proportion of each firm’s emissions that are attributable to us. We have identified a number of ways to help suppliers address their emissions, and now have a working group in place to take these ideas forward in 2008.

Human rights

We have represented the banking sector on the Business Leaders’ Initiative on Human Rights since its launch in 2003 and, since October 2006, have co-chaired the United Nations Environment Programme Finance Initiative (UNEPFI) human rights work stream. During 2007 we worked as part of a team of 12 financial institutions to develop an online tool for UNEPFI that provides guidance on human rights issues associated with corporate lending. It is designed to help identify potential risks and how they may be reduced or managed. The guidance covers specific issues relevant to different sectors, ranging from employment terms and conditions, to health and safety, to child labour, to relocation of communities, among many others.

Project finance deals by sector	Project finance [a] deals	Non project finance deals referred to E and S Risk Team
Agriculture and Fisheries	0	4
Forestry and Logging	0	16
Manufacturing	3	30
Chemicals, pharmaceuticals manufacturing and bulk storage	1	6
Mining and Metals	6	91
Power generation [b]	16	118
Oil and gas	4	41
Utilities and Waste Management	5	7
Infrastructure (including dams, pipelines)	9	26
Service Industry	10	7
Totals	54	346

Note

a	Project finance as defined by Basel II www.bis.org/publ/bcbs118.pdf.

b	Of which non-fossil fuel deals contributed 9 and 89 to project finance deals and non-project finance deals referred to E and S Team respectively.

Barclays Annual Report 2007	59

Corporate sustainability

Barclays – an international picture

	2007	2006
FTE by world region
UK	61,900	62,400
Africa & Middle East	51,748	44,326
Continental Europe	9,750	8,100
Americas	6,413	4,905
Asia Pacific	5,089	2,869
Total	134,900	122,600
Global employment statistics
FTE	134,900	122,600
Total employee headcount	141,885	133,529
Percentage of female employees	56.3%	60.6%
Percentage of female senior executives	13.7%	12.2%
Percentage of female senior managers	20.6%	20.8%
Percentage working part time	12.4%	13.6%
Turnover rate	18.3%	16.9%
Resignation rate	12.3%	10.9%
Sickness absence rate	3.0%	3.6%

Barclays UK employees
	2007 [a]	2006 [b]
UK employment statistics
Total employee headcount	61,900	62,400
Average length of service (years)	9.7	9.8
Percentage working part time	16.8%	21.8%
Sickness absence rate	3.0%	4.0%
Turnover rate	16.6%	19.0%
Resignation rate	11.1%	12.0%
Women in Barclays
Percentage of all employees	58.0%	61.0%
Percentage of management grades	28.4%	33.0%
Percentage of senior executives	13.0%	12.9%
Ethnic minorities in Barclays
Percentage of all employees	12.3%	12.7%
Percentage of management grades	10.0%	8.1%
Percentage of senior executives	6.6%	6.1%
Disabled employees in Barclays
Percentage of all employees	3.4%	5.0%
Age profile
Employees aged under 25	16.5%	17.4%
Employees aged 25-29	17.0%	15.9%
Employees aged 30-49	54.2%	56.0%
Employees aged 50+	10.3%	10.7%
Pensions

Barclays Bank UK Retirement Fund active members	53,473	55,558
Current pensioners	48,607	43,754

Notes

a	2007 UK data – includes 1,000 BGI employees

b	2006 UK data – excludes 800 BGI employees

Barclays as an employer

One of our guiding principles is to develop the best people, and in such an intensely competitive industry we want to find, develop and retain the best talent. We are committed to diversity as a way of helping to ensure we are able to attract the best people. We have a wide range of development and leadership programmes for employees, and a policy that ensures that they are all treated with respect, regardless of age, race, sexuality, gender or disability.

We use our employee opinion surveys to understand and engage our employees. We continue to score well but we are working to improve our scores further.

As we grow internationally our workforce becomes ever more diverse, reflecting the worldwide markets in which we operate. The percentage of UK ethnic minority employees has increased significantly from 7.2% in 2001, to 12.3% in 2007. As we grow we are determined to build the local talent base in the markets in which we operate, we see this as a crucial success factor for us in emerging markets. In the UK we also continued to invest in the disability mentoring and ‘reasonable adjustments’ schemes in 2007, and have again been ranked in the top 20 of Stonewall’s list of the best employers for lesbian, gay and bisexual people.

These are clear successes; but we have much more work to do on our gender balance, especially at senior level: 20.6% of our senior managers are women. The drive to improve this comes from the very top of the bank.

Barclays in the community

Barclays has always been a proud and committed investor in its communities. In 2007 we invested £52.4 million in communities around the world and 44,000 Barclays employees in 26 countries were involved in our fundraising and volunteering initiatives. Our flagship programme, Banking on Brighter Futures, enabled us to use our skills and expertise, as well as our money, to maximum effect helping people improve their economic prospects, especially those in poverty, disadvantage, and debt. Projects ranged from supporting elderly people in the UK who are in financial difficulty through to helping Ugandan women affected by HIV/AIDS to set up their own businesses. This is not just about good works: the more we help individuals and communities improve their economic circumstances and financial literacy, the better the environment in which we operate.

We are investing $150 million over the next five years in the Banking on Brighter Futures programme. 1,500 projects will be supported around the world, and employees will be encouraged to volunteer 150,000 hours of their time on projects focusing on financial education, entrepreneurship, employment and financial inclusion.

Governance

Corporate responsibility is firmly established as one of the Barclays Principal Risks, which means that it is managed within a robust framework of internal control, governance, and risk management processes.

Responsibility for Barclays Corporate Sustainability Strategy rests with the Group Executive Committee, with oversight by the Board. The Group Chief Executive has primary responsibility for embedding corporate sustainability throughout Barclays, supported by the Group Executive Committee. This includes ensuring there are effective processes for identifying and monitoring all the business risks or commercial opportunities that have a significant social, environmental or ethical dimension.

The Brand and Reputation Committee is a sub-committee of Group Executive Committee, and is chaired by Sir Nigel Rudd, Deputy Chairman and a Non-Executive Director on the Board. This Committee’s role is to identify and manage issues that could have a significant impact on Barclays reputation. It met six times during the year and dealt with issues ranging from Barclays presence in Zimbabwe to new areas of commodities business and the fee structure for Barclaycard.

The Community Partnerships Committee, chaired by Gary Hoffman, sets the policy and provides governance for our global community investment programmes, and the Environmental Steering Group gives direction and governance to our environmental and climate change strategies. The Treating Customers Fairly (TCF) Forum, chaired by our Consumer champion, Catharine French, monitors compliance across all retail and wholesale business units, UK and non-UK, to embed TCF principles in our relationships with customers. Taking this wider approach to TCF goes significantly beyond our regulatory requirements.

60	Barclays Annual Report 2007

Barclays Annual Report 2007	61

Risk management

List of Credit, Market and Operational Risk tables and charts included within the 2007 Annual Report and Accounts

	Page
Name	Risk Management	Financial Risk Notes
Group Risk Structure	68
Governance Structure at Group Level	69
Principal Risks and Other Level 1 Risks	70
Risk Appetite Concepts	71
Risk Tendency by Business	78
Loans and Advances by Retail and Wholesale Portfolios	80
Loans and Advances to Customers by Industry	80
Geographical Analysis of Loans and Advances to Customers	80
Analysis of LTV Ratios of Mortgages in UK Home Loan Portfolio (at most recent sanction)	80
Loans and Advances, Balances and Limits to Wholesale Customers by Internal Risk Rating (%)	81
Credit Exposure to Sub-Investment Grade Countries	81
Maturity Analysis of Loans and Advances to Customers (%)	81
PPL Balances by Geography	82
CRL Balances by Geography	82
PPL/Loans and Advances Ratio (%)	82
CRL/Loans and Advances Ratio (%)	82
Impairment/Provisions coverage of CRLs (%)	83
Impairment/Provisions coverage of PCRLs (%)	83
Impairment Charges for Bad and Doubtful Debts	84
Impairment/Provisions Charges Over Five Years	84
Total Write-offs of Impaired Financial Assets	85
Market Risk – Business Control Structure	87
Barclays Capital’s Trading Revenue	88
Movement in Fair Value of Commodity Derivative Positions	90
Maturity Analysis of Commodity Derivative Fair Value	90
Operational Risk Events > £10k	94
Operational Risk Events by Risk Category	94
Risk Tendency by Business	97
Loans and Advances	97
Maturity Analysis of Loans and Advances to Banks	98
Interest Rate Sensitivity of Loans and Advances	98
Loans and Advances to Customers by Industry	98
Loans and Advances to Customers in the UK	99
Loans and Advances to Customers in Other EU Countries	99
Loans and Advances to Customers in the US	100
Loans and Advances to Customers in Africa	100
Loans and Advances to Customers in the Rest of the World	100
Maturity Analysis of Loans and Advances to Customers	101
Loans and Advances to Borrowers in Currencies Other Than the Local Currency of the Borrower for Countries where this exceeds 1% of the Total Group Assets	101
Off balance sheet and other Credit Exposure	102
Notional Principal Amounts of Credit Derivatives	102

62	Barclays Annual Report 2007

Risk management

Risk factors disclosure

Risk factors

The following information sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. For further information related to such matters, please refer to page 53 (Barclays Capital credit market positions), pages 65-66 (2007 risk developments), pages 80 to 88 (credit risk management and market risk management), pages 91-95 (liquidity risk management and operational risk management), page 201 (Note 35 – legal proceedings) and page 202 (Note 36 – competition and regulatory matters). However, other factors could also adversely affect the Group results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and general economy

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom, globally or in certain individual markets such as the US or South Africa. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the activity level of customers. For example:

–

An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of Barclays customers would be unable to meet their obligations.

–	A market downturn or worsening of the economy could cause the Group to incur mark to market losses in its trading portfolios.

–

A market downturn could reduce the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management.

–

A market downturn would be likely to lead to a decline in the volume of customer transactions that Barclays executes and, therefore, a decline in the income it receives from fees and commissions and interest.

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

Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the asset, or where the counterparty may be the country itself. Another form of credit risk is settlement risk, which is the possibility that the Group may pay a counterparty – for example, a bank in a foreign exchange transaction – but fail to receive the corresponding settlement in return.

Market risk

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The main market risk arises from trading activities. The Group is also exposed to interest rate risk in the banking book and market risk in the pension fund.

Operational risk

Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems. Operational risks are inherent in Barclays operations and are typical of any large enterprise. Major sources of operational risk include operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

Barclays Annual Report 2007	63

Capital risk

Capital risk is the risk that the Group has insufficient capital resources to:

–

Meet minimum regulatory capital requirements in the UK and in other jurisdictions such as the US and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources.

–

Support its strong credit rating. In addition to capital resources, the Group’s rating is supported by a diverse portfolio of activities, an increasingly international presence, consistent profit performance, prudent risk management and a focus on value creation. A weaker credit rating would increase the Group’s cost of funds.

–	Support its growth and strategic options.

Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend. The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution-specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Business risk

Business risk is the risk of adverse outcomes resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include revenue volatility due to factors such as macroeconomic conditions, inflexible cost structures, uncompetitive products or pricing and structural inefficiencies.

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

Legal risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

–	the Group’s business may not be conducted in accordance with applicable laws around the world;

–	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

–	the intellectual property of the Group (such as its trade names) may not be adequately protected; and

–	the Group may be liable for damages to third parties harmed by the conduct of its business.

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

Tax risk

The Group is subject to the tax laws in all countries in which it operates. A number of double taxation agreements entered between countries also impact on the taxation of the Group. The Group is also subject to European Union tax law. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk:

–	tax risks are assessed as part of the Group’s formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee;

–	the tax charge is also reviewed by the Board Audit Committee;

–	the tax risks of proposed transactions or new areas of business are fully considered before proceeding;

–	the Group takes appropriate advice from reputable professional firms;

–	the Group employs high-quality tax professionals and provides ongoing technical training;

–	the tax professionals understand and work closely with the different areas of the business;

–	the Group uses effective, well-documented and controlled processes to ensure compliance with tax disclosure and filing obligations;

–

where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

Effect of governmental policy and regulation

The Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, the European Union, the US, South Africa and elsewhere.

Areas where changes could have an impact include:

–	the monetary, interest rate and other policies of central banks and regulatory authorities;

–	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;

–

general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework (page 70) and rules designed to promote financial stability and increase depositor protection;

–	changes and rules in competition and pricing environments;

–	further developments in the financial reporting environment;

–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

–	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for the Group’s products and services.

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

64	Barclays Annual Report 2007

Risk management

Introduction

This risk section outlines Barclays approach to risk management, explaining our objectives as well as the high level policies, processes, measurement techniques and controls that are used. This also presents our summary information and disclosure on our portfolios and positions. Consequent to the adoption of IFRS 7, some of our risk disclosure is moved from this section to the financial statements section of this report, as described in our list of tables on page 62.

2007 Developments

Wholesale credit risk

The results of severe disruption in the US sub-prime mortgage market were felt across many wholesale credit markets in the second half of 2007, and were reflected in wider credit spreads, higher volatility, tight liquidity in interbank and commercial paper markets, more constrained debt issuance and lower investor risk appetite. Although impairment and other credit provisions in Barclays Capital rose as a consequence of these difficult sub-prime market conditions, our risks in these portfolios were identified in the first half and management actions were taken to reduce limits and positions. Further reductions and increased hedging through the rest of the year continued to bring net positions down and limited the financial effect of the significant decline in market conditions. Our ABS CDO Super Senior positions were reduced during the year and our remaining exposure reflected netting against writedowns, hedges, and subordination. At the end of the year, market conditions remained difficult with reduced liquidity in cash and securitised products, and reflected stress at some counterparties such as the monoline insurers.

The international markets for Leveraged Finance were also disrupted in 2007. The level of underwritten positions was steady during the second half, with some small turnover in the portfolio. The vast majority of positions held were senior tranches. Liquidity conditions at year end remained constrained.

The Group’s wholesale credit risk profile in 2007 benefited from the diversification available from the UK and international portfolios, which grew by 14% and 41% respectively. The corporate credit risk profile remained steady, with corporate credit ratings and watch list balances broadly stable.

At Barclays Commercial Bank there was good growth in loans and advances. The risk profile of the Larger Business portfolio remained stable as early warning list balances, default rates and loan loss rates were steady. There was no increase to exposure levels to leveraged finance during 2007 and limits were reduced.

Wholesale credit portfolio performance was steady in South Africa, particularly for Absa’s most significant wholesale portfolios – agriculture, property and sovereign lending – which were relatively unaffected during 2007 by interest rate rises compared with consumer-facing sectors and retail portfolios. Relatively good performance in these sectors in 2007 was reflected in a reduction in Absa’s wholesale impairment charge. After many years of positive economic conditions in South Africa, the wholsesale portfolios will be under more stress in current market conditions.

Loan loss rates across the Western Europe and Emerging Markets wholesale businesses were stable in 2007. The Group continued to invest in risk management infrastructure to support these businesses’ growth initiatives in Dubai, India, Egypt and Italy.

Going into 2008, the credit environment reflects concern about weakening economic conditions in our major markets. Credit spreads and other indicators signal that the credit cycle has changed after a long period of stability. We expect some deterioration in credit metrics as default probabilities move toward their medium-term averages. This environment has led to a more cautious approach to credit assessment, pricing and ongoing control in the financial industry, which we believe will continue through the year.

Barclays Annual Report 2007	65

Retail credit risk

A continued improvement in credit quality in the UK unsecured portfolios was a principal feature of the Group’s retail credit risk profile during 2007. Barclaycard continued the underwriting revisions begun in 2006 in UK credit cards, and successfully reduced impairment in the main Barclays branded cards portfolio. Flows into delinquency and arrears balances fell, as did general charge-offs, which were helped by a fall in charge-offs due to bankruptcy. New customer quality increased again in 2007, reflected in a sustained improvement in average approval scores and a fall in early cycle delinquency rates.

The UK unsecured loans portfolio, which is now managed within UK Retail Banking, saw reduced early and late cycle delinquency resulting from revised underwriting criteria. Improved collections processes helped to reduce impairment in Local Business, while in UK Home Finance, delinquency and possession rates remained at the lows recorded since 2004, and impairment charges were negligible. Barclays delinquency and possession rates remain below industry averages, reflecting the high credit quality of the portfolio.

Lending criteria in Absa’s retail portfolios were tightened in response to a more difficult credit environment, signalled by a rise in arrears rates. The change in conditions was primarily driven by a prolonged series of interest rate rises and the implementation of new consumer lending legislation in June 2007.

We increased our investment in credit risk infrastructure in India and Italy to support the launch or expansion of retail banking operations in those countries during 2007. Barclays has also established a credit risk modelling centre in Madrid to support our strategic growth objectives in the Western Europe business.

The US card business continued to grow, and the underwriting and account management criteria were adjusted as the US retail environment weakened during the year.

Looking ahead this year, we expect the retail credit environment to be more challenging in Absa and to some degree in the US portfolio. The UK portfolios’ performance, which has improved in the past two years, will be subject to the evolving economic climate anticipated in 2008.

Risk tendency

Risk tendency at 2007 year-end reflected an increase in portfolio size as well as some weakening in credit grades, evidenced by wider spreads in wholesale credit and potentially more difficult conditions in some of the international retail portfolios in 2008.

Country risk

The portfolio is reasonably well diversified, assisted by increases in business levels in a range of European, African and Asian countries.

Market risk

Dislocation in the credit markets had an impact on all major interest rate, equity and foreign exchange markets, which also experienced higher volatility, particularly in the second half. Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased 13% to an average of £42m in 2007. Over the same period, average daily market risk revenue increased 19% to £26m, satisfying our objective that trading revenues should grow at or above the rate of increase in risk levels. The average DVaR on interest rate and credit spread exposures was broadly unchanged, with increasing volatility in credit spreads offset by reduced positions held in the credit markets.

This reduction in exposure resulted in a lower level of credit stress loss, which is another important market risk control for Barclays Capital. Average commodity DVaR and equity DVaR increased as those businesses grew. Diversification across risk types remaining significant, reflecting the broad product mix. Higher market volatilities in the fourth quarter led to an increase in DVaR at year end, and will contribute to higher average DVaRs in 2008.

Liquidity risk

Bank funding markets and general liquidity in credit markets came under pressure in 2007. In the second half, some money market participants faced difficulties in obtaining funding beyond one week, and term LIBOR premiums rose despite the helpful provision of liquidity by central banks. The cost of longer-term bank funding and capital also increased, and funding channels such as securitisation and covered bond issuance became significantly constrained. Despite these developments, the Group’s liquidity position remained strong due to its deep retail funding base, its diversity of institutional funding sources across tenors, counterparties and geographies and its limited reliance on securitisation as a funding source.

Operational risk

In 2007, Barclays embedded the advanced measurement approach (AMA) to operational risk across the Group, having received AMA approval from the FSA and the SARB. Barclays now allocates operational risk economic capital by business, providing operational insight and greater tangible incentives to the Group’s businesses to further improve the management of their operational risk profiles. As a percentage of revenues, operational risk events fell in 2007.

Financial crime

The Group introduced two-factor authentication for online transactions through its PINsentry device and continued to offer all UK personal customers anti-phishing software to combat internet fraud. Combined with improvements in transaction profiling, these changes enabled us to reduce net reported fraud losses. The threat from financial crime constantly evolves, however, and Barclays will continue to build the capacity to respond rapidly to emerging issues as well as to invest in strategic improvements in transaction channel security.

Basel II and capital management

New capital adequacy rules came into force in the UK from 1st January 2008, following the implementation of the Basel II banking accord. Barclays regulatory capital requirement will now more closely reflect the risk profile as measured by its own risk measurement systems (an approach termed the Advanced Internal Ratings Based approach or AIRB).

Permission from the FSA to apply the AIRB approach to capital calculations was the culmination of a lengthy and detailed programme of work across all business areas and covering all risk types. As part of the application process, Barclays assessed over 200 models to ensure that they were consistent with regulators’ standards and that they met the ‘use’ test, which assesses a model’s fitness as an input to capital calculations by the extent to which management make use of its output in business decisions.

Our focus over the coming years will be to further enhance risk models, processes and systems infrastructure, in line with our ambition to remain at the leading edge of risk management. With the most significant portfolios already consistent with the AIRB approach, the focus of our Basel II work will now be to progress the roll-out of the advanced approach for the remaining minority of our portfolios. In line with the schedule agreed with regulators, we will complete this process by 2011.

66	Barclays Annual Report 2007

Risk management

Barclays approach to risk management

Barclays approach to risk management

Barclays approach to risk management involves a number of fundamental elements that drive our processes across the Group:

The Group’s Risk appetite sets out the level of risk that the Bank is willing to take in pursuit of its business objectives. This is expressed as the Group’s appetite for earnings volatility across all businesses from credit, market, and operational risk. It is calibrated against our broad financial targets, including income and impairment targets, dividend coverage and capital levels. It is prepared each year as part of the Group’s Medium Term Planning process, and combines a top-down view of the Bank’s risk capacity with a bottom-up view of the risk profile requested and recommended by each business. This entails making business plan adjustments as necessary to ensure that our Medium Term Plan creates a risk profile that meets our Risk Appetite (page 71).

The Principal risk policy covers the Group’s main risk types, assigning responsibility for the management of specific risks, and setting out the requirements for control frameworks for all of the risk types. The individual control frameworks are reinforced by a robust system of review and challenge, and a governance process of aggregation and broad review by businesses and risk across the Group (page 68).

Barclays Risk methodologies include systems that enable the Group to measure, aggregate and report risk for internal and regulatory purposes. As an example, our credit grading models produce Internal Ratings through internally derived estimates of default probabilities. These measurements are used by management in an extensive range of decisions, from credit grading, pricing and approval to portfolio management, economic capital allocation and capital adequacy processes (page 70).

Risk management is a fundamental part of Barclays business activity and an essential component of its planning process. To keep risk management at the centre of the executive agenda, it is embedded in the everyday management of the business.

Barclays ensures that it has the functional capacity to manage the risk in new and existing businesses. At a strategic level, our risk management objectives are:

–	To identify the Group’s material risks and ensure that business profile and plans are consistent with risk appetite.

–	To optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures.

–	To ensure that business growth plans are properly supported by effective risk infrastructure.

–	To manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions.

–	To help executives improve the control and coordination of risk taking across the business.

In pursuit of these objectives, Group Risk breaks down risk management into five discrete processes: direct, assess, control, report, and manage/challenge (see panel below).

Process	Strategy
Direct	– Understand the principal risks to achieving Group strategy.
– Establish Risk Appetite.
– Establish and communicate the risk management framework including responsibilities, authorities and key controls.
Assess	– Establish the process for identifying and analysing business-level risks.
– Agree and implement measurement and reporting standards and methodologies.
Control	– Establish key control processes and practices, including limit structures, impairment allowance criteria and reporting requirements.
– Monitor the operation of the controls and adherence to risk direction and limits.
– Provide early warning of control or appetite breaches.
– Ensure that risk management practices and conditions are appropriate for the business environment.
Report	– Interpret and report on risk exposures, concentrations and risk-taking outcomes.
– Interpret and report on sensitivities and Key Risk Indicators.
– Communicate with external parties.
Manage and Challenge	– Review and challenge all aspects of the Group’s risk profile.
– Assess new risk-return opportunities.
– Advise on optimising the Group’s risk profile.
– Review and challenge risk management practices.

Barclays Annual Report 2007	67

Organisation and structure

Responsibility for risk management resides at all levels within the Group, from the Executive down through the organisation to each business manager and risk specialist. Barclays distributes these responsibilities so that risk/return decisions are taken at the most appropriate level; as close as possible to the business, and subject to robust and effective review and challenge.

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

The Board approves Risk Appetite and the Board Risk Committee monitors the Group’s risk profile against this agreed appetite.

Business Heads are responsible for the identification and management of risk in their businesses.

The Risk Director, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control.

Risk-Type Heads exist at Group-level for the main risk types, and report to the Risk Director. Along with their teams, they are responsible for establishing a risk control framework and risk oversight.

Each business has an embedded risk management team reporting to a Business Risk Director or Chief Credit Officer who reports to the Risk Director. The risk management teams assist Group Risk in the formulation of Group Risk policy and its implementation across the businesses.

Business risk teams, each under the management of a Business Risk Director, are responsible for assisting Business Heads in the identification and management of their business risk profiles and for implementing appropriate controls. The functional coverage of risk responsibilities is illustrated in the diagram below.

Internal Audit is responsible for the independent review of risk management and the control environment.

To support expanded risk taking, Barclays has continued to strengthen the independent and specialised risk teams in each of its businesses, supported by matching teams at Group level, acting in both a consultancy and oversight capacity. As a prerequisite to business growth plans, it has made the recruitment, development and retention of risk professionals a priority.

68	Barclays Annual Report 2007

Risk management

Barclays approach to risk management

The Committees shown below receive regular and comprehensive reports. The Board Risk Committee receives a quarterly report covering all of our principal risks. The Board Audit Committee receives quarterly reports on control issues of significance and half-yearly impairment allowances and regulatory reports. Both Committees also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both Committees are reported to the full Board, which also receives a concise quarterly risk report. Internal Audit supports both

Committees by attendance and/or the provision of quarterly reports resulting from its work on governance, risk and control issues of significance. The Board Audit Committee reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit.

An assessment by external advisers is also carried out periodically.

In addition to the Committees shown in the chart, there is a Brand and Reputation Committee reviewing emerging issues with potentially significant reputational impact.

Governance structure at Group level

Barclays Annual Report 2007	69

Material risks and control framework

As well as overall responsibility for the Group’s risk exposure versus appetite, the Board is also responsible for the Group Internal Control and Assurance Framework (‘GICAF’). As part of the GICAF, it approves the Principal Risks Policy, which sets out responsibilities for the management of the Group’s most significant risk exposures. The Board oversees the operating effectiveness of the Principal Risks Policy through the regular review of reports on the Group’s material risk exposures and controls.

The Group’s risk categorisation comprises 17 risk categories (‘Level 1’), thirteen of which are known as Principal Risks. Each Principal Risk is owned by a senior individual at the Group level, who liaises with Principal Risk owners within Business and Central Support Units. The 17 risk categories are shown in the panel below.

Each Group Principal Risk Owner (‘GPRO’) is responsible for setting minimum control requirements for their risk and for overseeing the risk and control performance across the Group. Group control requirements (e.g. Group Policies/Processes/Committee oversight) for each of these risks are defined, in consultation with Business Units, and communicated and maintained by the GPRO.

Implementation of the control requirements for each Principal Risk provides each Business or Central Support Unit with the foundation of its system of internal control for that particular risk. This will usually be built upon in more detail, according to the circumstances of each Business Unit, to provide a complete and appropriate system of internal control.

The specific controls for individual Principal Risks are supplemented by generic risk management requirements. These requirements are articulated as the Group’s Operational Risk Management Framework (see page 93) and include policies on:

–	Internal Risk Event Identification and Reporting

–	Detailed Risk and Control Assessment

–	Key Indicators

–	Key Risk Scenarios

Business Unit and Central Support Unit Heads are responsible for maintaining ongoing assurance that the controls they have put in place to manage the risks to their business objectives are operating effectively. They are required to undertake a formal six-monthly review of assurance information. These reviews support the regulatory requirement for the Group to make a statement about its system of internal control (the ‘Turnbull’ statement), in the annual report and accounts.

Principal Risks	Other Level 1 Risks
Retail Credit	Strategic
Wholesale Credit	Change
Market	Corporate Responsibility
Capital	Brand Management
Liquidity
Financial Crime
Operations
Technology
People
Regulatory
Financial Reporting
Legal
Taxation

Capital adequacy

In order to maximise shareholder value through optimising both the level and mix of capital resources, Barclays operates a centralised capital management model, considering both regulatory and economic capital. Decisions on the allocation of capital resources, conducted as part of the strategic planning review, are based on a number of factors including returns on economic and regulatory capital.

The Group’s capital management objectives are to:

–	Support the Group’s AA credit rating.

–	Maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements.

–	Maintain sufficient capital resources to meet the FSA’s minimum regulatory capital requirements and the US Federal Reserve Bank’s requirements that a financial holding company be well capitalised.

–	Ensure locally regulated subsidiaries can meet their minimum capital requirements.

Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis.

The processes in place for delivering the Group’s capital management objectives include:

–	Establishment of internal targets for capital demand and ratios

–	Ensuring local entity regulatory capital adequacy

–	Annual Risk Appetite setting

–	Review of the Group’ strategic medium-term plan

–	Economic capital management

–	Stress testing

–	Managing capital ratio sensitivity to foreign exchange rate movements

Internal targets

To support its capital management objectives, the Group sets internal targets for its key capital ratios. The internal targets exceed minimum capital requirements to take into account:

–

Possible volatility in the anticipated demand for capital caused by accessing new business opportunities, including mergers and acquisitions, by unanticipated drawdown of committed facilities or by deterioration in the credit quality of the Group’s assets

–	Possible volatility of reported profits and other capital resources compared with forecast

–	Capital ratio sensitivity to foreign exchange rate movements

–	A need for flexibility in debt capital issuance and securitisation plans

70	Barclays Annual Report 2007

Risk management

Barclays approach to risk management

Local entity regulatory capital adequacy

The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual jurisdictions meet their minimum capital requirements. Local management manages compliance with subsidiary entity minimum regulatory capital requirements with reporting to local Asset and Liability Committees and to Treasury Committee, as required.

Injections of capital resources into Group subsidiary entities are controlled under authorities delegated from the Group Executive Committee. The Group’s policy is for profits generated in subsidiary entities to be repatriated to Barclays Bank PLC in the form of dividends.

Annual risk appetite setting

Risk Appetite is the level of risk Barclays chooses to take in pursuit of its strategic objectives, recognising a range of possible outcomes as business plans are implemented. Barclays framework, approved by the Board Risk Committee, combines a top-down view of its capacity to take risk with a bottom-up view of the business risk profile requested and recommended by each business area.

To determine this acceptable level of risk, management estimates the potential earnings volatility from different businesses under various scenarios.

This annual setting of Risk Appetite considers the bank’s ability to support business growth, desired dividend payout levels and capital ratio targets. If the projections entail too high a level of risk, management will challenge each area to find new ways to rebalance the business mix to incur less risk on a diversified basis. Performance against Risk Appetite is measured and reported to the Executive and Board regularly throughout the year.

Barclays believes that this framework enables it to:

–	Improve risk and return characteristics across the business

–	Help meet growth targets within an overall risk appetite and protect the Group’s performance

–	Improve management confidence and debate regarding our risk profile

–	Improve executive management control and co-ordination of risk-taking across businesses

–	Enable unused risk capacity to be identified and thus profitable opportunities to be highlighted.

The Risk Appetite framework considers credit, market and operational risk and is applied using two perspectives: ‘financial volatility’ and ‘mandate and scale’.

Financial Volatility is the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. It is established with reference to the strategic objectives and to the business plans of the Group, including the achievement of annual financial targets, payment of dividends, funding of capital growth and maintenance of acceptable capital ratios and our credit rating.

The portfolio is analysed in this way at four representative levels:

–	Expected performance (including the average credit losses based on measurements over many years)

–	A level of loss that corresponds to moderate increases in market, credit or operational risk from expected levels

–	A more severe level of loss which is much less likely

–	An extreme but highly improbable level of loss which is used to determine the Group’s economic capital

These potentially larger but increasingly less likely levels of loss are illustrated in the Risk Appetite concepts chart below.

The Mandate and Scale framework is a formal review and control of our business activities to ensure that they are within our mandate (i.e. aligned to the expectations of external stakeholders) and are of an appropriate scale (relative to the risk and reward of the underlying activities). Appropriate assurance is achieved by using limits and triggers to avoid concentrations and operational risks which could lead to unexpected losses of a scale that would result in a disproportionate fall in Barclays market capitalisation.

Taken as a whole, the Risk Appetite framework provides a basis for the allocation of risk capacity to each business. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise.

Review of the Group’s strategic medium-term plan

Capital adequacy forms a critical part of the Group’s annual strategic medium-term planning process. During the planning process, the Group sets limits for business capital demand to ensure the capital management objectives including meeting internal targets will continue to be met over the medium-term period. Treasury Committee reviews the limits on a monthly basis.

Barclays Annual Report 2007	71

Achieving the planned performance in each business is dependent upon the ability of the business to direct, assess, control, report, and manage and challenge the risks in the business accurately. Group Risk supports the planning process by providing robust review and challenge of the business plans to ensure that:

–	The figures relating to risk are internally consistent and accurate

–	The plans are achievable given the risk management capabilities of the businesses

–	The plans efficiently utilise, but do not exceed, the Group’s risk appetite.

This review and challenge is achieved through Risk Executive Dialogues involving among others, the Group Risk Director and the business risk directors.

Economic capital management

Economic capital is an internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

Barclays assesses economic capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within the following risks: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity. Group Risk owns the methodology and policy for economic capital while the businesses are primarily responsible for the calculation.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework reflects default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus removing cyclicality from the economic capital calculation. Economic capital for wholesale credit risk includes counterparty credit risk arising as a result of credit risk on traded market exposures. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group’s estimated portfolio effects, is compared with the average supply of capital resources to evaluate economic capital utilisation.

The Group’s economic capital calculations form the basis of its Internal Capital Adequacy Assessment Process (‘ICAAP’) submission to the FSA under Pillar 2 of Basel II.

Stress testing

As part of the annual stress testing process, Barclays estimates the impact of a severe economic downturn on the projected demand and supply of capital. This process enables the Group to assess whether it could meet its minimum regulatory capital requirements throughout a severe recession.

The Risk Appetite numbers are validated by estimating the Group sensitivity to adverse changes in the business environment and to include operational events that impact the Group as a whole using stress testing and scenario analysis. For instance, changes in certain macroeconomic variables represent environmental stresses which may reveal systemic credit and market risk sensitivities in our retail and wholesale portfolios. The recession scenarios considered incorporate changes in macroeconomic variables, including:

–	Weaker GDP, employment or property prices

–	Higher interest rates

–	Lower equity prices

–	Interest rate curve shifts

Such Group-wide stress tests allow senior management to gain a better understanding of how portfolios are likely to react to changing economic and geopolitical conditions and how the Group can best prepare for and react to them. The stress test simulates the balance sheet and profit and loss effects of stresses across the Group, investigating the impact on profits and the ability to maintain appropriate capital ratios. Insights gained are fully integrated into the senior management process and the Risk Appetite framework. This process of analysis and senior management oversight also provides the basis for fulfilling the stress testing requirements of Basel II.

Group-wide stress testing is only one of a number of stress test analyses that are performed as part of the wider risk management process. Specific stress test analysis is used across all risk types to gain a better understanding of the risk profile and the potential effects of changes in external factors. These stress tests are performed at a range of different levels, from analysis covering specific stresses on individual sub-portfolios (e.g. high value mortgages in the South East of England), to portfolio level stresses (e.g. the overall commodities portfolio).

Managing capital ratio sensitivity to foreign exchange rate movements

The Group’s regulatory capital ratios are sensitive to foreign exchange movements in reserves, goodwill, minority interests and other non Sterling debt capital as well as non Sterling risk weighted assets. For material currencies, the Group seeks to hold capital in currencies to match the risk weighted assets transacted in those currencies, in the same proportion as the Group capital ratio targets, also taking into account the impact of hedging net investments.

72	Barclays Annual Report 2007

Model governance

Barclays has a large number of models in place across the Group, covering all risk types. To minimise the risk of loss through model failure, a Group Policy for the Control of Model Risk has been developed.

The Policy helps reduce the potential for model failure by setting minimum standards around the end-to-end model development and implementation process. The Policy also sets the Group governance processes for all models, which allows model risk to be monitored across the Group, and seeks to identify and escalate any potential problems at an early stage.

To help ensure that sufficient management time is spent on the more material models, each model is provided with a materiality rating. Group Model Risk Policy defines the materiality ranges for all model types. The materiality ranges are based on an assessment of the impact to the Group in the event of a model error. The materiality affects the approval and reporting level for each model, with the most material models being approved by Group Executive Committee (ExCo).

The standards of model build, implementation, monitoring and maintenance do not change with the materiality level.

Documentation must be sufficiently detailed to allow an expert to recreate the model from the original data sources. It must include a description of the data used for model development, the methodology used (and the rationale for choosing such a methodology), a description of any assumptions used in the model, and details of where the model works well and areas that are known model weaknesses.

All models are subject to a validation and independent review process before the model can be signed-off for implementation. The model validation exercise must demonstrate that the model is fit for purpose and provides accurate estimates. The independent review process will also ensure that all aspects of the model development process have been performed in a suitable manner.

The sign-off process ensures that the model is technically fit for purpose as well as ensuring that the model satisfies the business requirements and all the relevant regulatory requirements. The rules for model sign-off are based on materiality, with all of a business unit’s models at least initially being approved in business-led committees, and Group involvement increasing as the models become more material. The most material models receive their ultimate sign-off for implementation from Group ExCo.

All models within the Group are subject to an annual review, to ensure that the models are performing as expected, and that assumptions used in model development are still appropriate. In additional to annual review, many models are subject to more frequent performance monitoring. Model performance monitoring ensures that deficiencies in models are identified early, and that remedial action can be taken before the deficiency becomes serious and affects the decision-making process.

Externally developed models are subject to the same standards as internal models, and must be initially approved for use following a validation and independent review process. External models are also subject to the same standards for ongoing monitoring and annual validation requirements.

Barclays Annual Report 2007	73

Risk management

Credit risk management

Credit risk management

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. Credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of the Group’s investment in that entity’s financial instruments to fall. The credit risk that the Group faces arises mainly from commercial and consumer loans and advances, including credit card lending.

The granting of credit is one of the Group’s major sources of income and as its most significant risk, the Group dedicates considerable resources to controlling it. The importance of credit risk is illustrated by noting that two-thirds of risk-based economic capital is allocated to credit risk. Credit exposures arise principally in loans and advances.

In managing credit risk, the Group applies the five-step risk management process and internal control framework described previously (page 67).

Specific credit risk management objectives are:

–	To gain a clear and accurate understanding and assessment of credit risk across the business, from the level of individual facilities up to the total portfolio.

–	To control and plan the taking of credit risk, ensuring it is coherently priced across the business and avoiding undesirable concentrations.

–	To support strategic growth and decision-making based on sound credit risk management principles and a pro-active approach to identifying and measuring new risks.

–	To ensure a robust framework for the creation, use and ongoing monitoring of the Group’s credit risk measurement models.

–	To ensure that our balance sheet correctly reflects the value of our assets in accordance with accounting principles.

Organisation and structure

Barclays has structured the responsibilities of credit risk management so that decisions are taken as close as possible to the business, whilst ensuring robust review and challenge of performance, risk infrastructure and strategic plans.

The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Risk Director.

These credit risk management teams assist Group Risk in the formulation of Group Risk policy and its implementation across the businesses.

Examples include:

–	maximum exposure guidelines to limit the exposures to an individual customer or counterparty

–	country risk policies to specify risk appetite by country and avoid excessive concentration of credit risk in individual countries

–	policies to limit lending to certain industrial sectors

–	underwriting criteria for personal loans and maximum loan-to-value ratios for home loans

Within Group Risk, the Credit Risk function provides Group-wide direction of credit risk-taking. This functional team manages the resolution of all significant credit policy issues and runs the Credit Committee, which approves major credit decisions.

The principal Committees that review credit risk management, formulate overall Group credit policy and resolve all significant credit policy issues are the Group Wholesale Credit Risk Management Committee, the Group Retail Credit Risk Management Committee, the Risk Oversight Committee and the Board Risk Committee (see page 69 for more details of this Committee). The Board Audit Committee also reviews the impairment allowance as part of financial reporting.

74	Barclays Annual Report 2007

Measurement, reporting and internal ratings

The principal objective of credit risk measurement is to produce the most accurate possible quantitative assessment of the credit risk to which the Group is exposed, from the level of individual facilities up to the total portfolio.

The key building blocks in this quantitative assessment are:

•	Probability of default (PD)

•	Exposure in the event of default (EAD)

•	Severity of loss given default (LGD)

Barclays first began to use internal estimates of PD (internal ratings) in all its main businesses in the 1990s. Internally derived estimates for PD, EAD and LGD have been used since then in all our major risk decision making processes, enabling the application of coherent risk measurement across all credit exposures, retail and wholesale.

With the advent of the Basel II accord on banking, Barclays has been given permission to use internal rating models as an input in its regulatory capital calculations. In preparation, Barclays has spent considerable time developing and upgrading a number of such models across the Group, moving towards compliance with the Basel II advanced internal ratings based approach. As part of this process, all Basel credit risk models are assessed against the Basel II minimum requirements prior to model sign-off to ensure that they are fit to be used for regulatory purposes.

Applications of internal ratings

The three components described above – the probability of default, exposure at default and loss given default – are building blocks used in a variety of applications that measure credit risk across the entire portfolio.

Two examples are Risk Tendency (RT) and Expected Loss (EL) which are statistical estimates of the average loss for the loan portfolio for a 12-month period, taking into account the portfolio’s size and risk characteristics under either current credit conditions (RT) or average credit conditions (EL). As such, RT uses a point-in-time PD while EL uses a through-the-cycle PD but the basic calculation is the same for both:

PD x EAD x LGD

Since through-the-cycle PDs provide a measure of risk that is independent of the current credit conditions for a particular customer type, they are more stable than point-in-time ratings. RT and EL provide insight into the credit quality of the portfolio and assist management in tracking risk changes as the Group’s stock of credit exposures evolves in size or risk profile in the course of business.

As our understanding and experience have developed, we have extended the use and sophistication of internal ratings. The other main business processes that use internal estimates of PD, LGD and EAD, are as follows:

•

Credit Grading – originally introduced in the early 1990s to provide a common measure of risk across the Group using an eight point rating scale; wholesale credit grading now employs a 21 point scale (Barclays Masterscale).

•	Credit Approval – a rating scale is used to set differentiated credit sanctioning levels based upon a PD, so that credit risks are reviewed at appropriate levels.

•	Risk Appetite – measures of expected loss and the potential volatility of loss are used in the Group’s Risk Appetite framework (see page 71).

•	Pricing – within the corporate mass market portfolios we first developed and used risk adjusted pricing models in the early 1990s to differentiate risk reward decisions.

•	IAS Impairment calculations – many of our collective impairment estimates incorporate the use of our PD and LGD models.

•

Economic capital (EC) allocation – most EC calculations use the same through-the-cycle PD and EAD inputs as the regulatory capital (RC) process. The process also uses the same underlying LGD model outputs as the RC calculation, but does not incorporate the economic downturn adjustment used in RC calculations.

•

Risk management information – Group and the main business units have for several years received either Key Information Packs or other risk reports focused on EL and EC information to inform senior management on issues such as the business performance, Risk Appetite and consumption of EC.

Calculation of internal ratings

To calculate probability of default (PD), Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating.

Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Barclays recognises the need for two different expressions of PD depending on the purpose for which it is used. For the purposes of calculating regulatory and economic capital, long-run average through-the-cycle PDs are required. However, for the purposes of pricing and risk tendency, PDs should represent the best estimate of probability of default, typically in the next 12 months, dependent on the current position in the credit cycle. Hence, point-in-time PDs are also required.

When each PD model is constructed, its output is specified as one of point-in-time (PIT) or through-the-cycle (TTC) or a hybrid, e.g. a 50:50 blend. Using this distinction between PIT and TTC, the PDs are bucketed into both PIT Default Grades (DGs) and TTC bands, adopting techniques that are relevant to the model’s initial output calibration, the industry and location of the counterparty and an understanding of the current and long-term credit conditions. Two grades are therefore recorded for each client, the DG and the TTC band. A customer may therefore be rated DG 6 reflecting sectoral performance and TTC band 8 reflecting long-term credit conditions.

This same PIT/TTC distinction is applied to agency ratings. Within Barclays, an agency alphabet rating is also expressed in terms of PIT DG and TTC band. It is therefore no longer possible to produce a static mapping of agency letter ratings to either DGs or TTC bands because they are considered a hybrid of both PIT and TTC. As such, any mappings would change over time with movements in the credit cycle.

Barclays internal rating system also differentiates between corporate and retail customers.

For corporate portfolios (primarily Barclays Capital, BCB and the commercial areas of IRCB), the rating system is constructed to ensure that each client receives the same rating independent of the part of the business with which they are dealing. To achieve this, a model hierarchy is adopted which requires users to adopt a specific approach to rating each counterparty depending upon the nature of the business and its location. A range of methods is approved for estimating counterparty PDs. These include bespoke grading models developed within the Barclays Group (Internal Models), vendor models such as MKMV Credit Edge and RiskCalc, and a conversion of external alphabet ratings from either S&P, Moody’s or Fitch.

Barclays Annual Report 2007	75

Risk management

Credit risk management

A key element of the Barclays framework is the Masterscale. This has been developed to record differences in the probability of default risk at meaningful levels throughout the risk range (see table below).

In contrast to corporate businesses, retail areas do not bucket exposures into generic grades or bands for account management purposes (although they may be used for reporting purposes). Instead, accounts are managed based on internal, product specific segmentations of accounts, for instance, deriving from the cut-offs of the associated models. The cut-offs may be in the form of a score, a probability of default, a measure of forecast loss or a more sophisticated risk/reward based measure.

Exposure at default (EAD) represents the expected level of usage of the credit facility when default occurs. At default the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. When the Group evaluates loans, it takes exposure at default into consideration, using its extensive historical experience. It recognises that customers may make heavier than average usage of their facilities as they approach default. For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value should counterparties fail to perform their obligations.

When a customer defaults, some part of the amount outstanding on their loans is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process combine to a figure called the loss given default (LGD), which is expressed as a percentage of EAD.

Using historical information, the Group can estimate how much is likely to be lost, on average, for various types of loans. To illustrate, LGD is lower for residential mortgages than for unsecured loans because of the property pledged as collateral.

The level of LGD depends on: the type of collateral (if any); the seniority or subordination of the exposure; the industry in which the customer operates (if a business); and the jurisdiction applicable and work-out expenses. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets, whether a businesses can readily be refinanced or the availability of a repayment source for personal customers.

The Barclays Masterscale (Wholesale)

DG/TTC Band	Default Probability
	>=Min	Mid	<Max
1	0.00%	0.010%	0.02%
2	0.02%	0.025%	0.03%
3	0.03%	0.040%	0.05%
4	0.05%	0.075%	0.10%
5	0.10%	0.125%	0.15%
6	0.15%	0.175%	0.20%
7	0.20%	0.225%	0.25%
8	0.25%	0.275%	0.30%
9	0.30%	0.350%	0.40%
10	0.40%	0.450%	0.50%
11	0.50%	0.550%	0.60%
12	0.60%	0.900%	1.20%
13	1.20%	1.375%	1.55%
14	1.55%	1.850%	2.15%
15	2.15%	2.600%	3.05%
16	3.05%	3.750%	4.45%
17	4.45%	5.400%	6.35%
18	6.35%	7.500%	8.65%
19	8.65%	10.000%	11.35%
20	11.35%	15.000%	18.65%
21	18.65%	30.000%	100.00%

The ratings process

The term ‘internal ratings’ usually refers to internally calculated estimates of PD. These ratings are combined with EAD and LGD in the range of applications described previously. The ‘ratings process’ refers to the use of PD, EAD and LGD across the Group. In Barclays, the rating process is defined by each business. For central government and banks, institutions and corporate customers many of the models used in the rating process are shared across businesses as the models are customer specific. For retail exposures, the ratings models are usually unique to the business and product type e.g. mortgages, credit cards, and consumer loans.

A bespoke model has been built for PD and LGD for Sovereign ratings. For Sovereigns where there is no externally available rating we use an internally developed PD scorecard. The scorecard has been developed using historic data on Sovereigns from an external data provider covering a wide range of qualitative and quantitative information. Our LGD model is based on resolved recoveries in the public domain, with a significant element of conservatism added to compensate for the small sample size.

To construct ratings for institutions, corporates, specialised lending and purchased corporate receivables and equity exposures, we use external models, rating agencies and internally constructed models. External models employed include Moody’s Credit Edge, rating agency ratings and Moody’s RiskCalc. The applicability of each of these approaches to our customers has been validated by us to internal rating standards. The data used in validating these primary indicators are representative of the population of the bank’s actual obligors and exposures and its long-term experience.

Internally built PD models are also widely used. We employ a range of methods in the construction of these models. The basic types of PD modelling approaches used are:

–	Structural models

–	Expert lender

–	Statistical

Structural models incorporate in their specification the elements of the industry accepted Merton framework to identify the distance to default for a counterparty. This relies upon the modeller having access to specific time series data or data proxies for the portfolio. Data samples used to build and validate these models are typically constructed by adding together data sets from internal default observations with externally obtained data sets from commercial providers such as rating agencies and industry gathering consortia.

76	Barclays Annual Report 2007

Expert lender models are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled. Where possible, the characteristics identified by the expert lenders for use in these models are linked during the modelling process to the Merton framework. This linkage ensures that the model is intuitive and that there is some economic rationale for the default process that is being captured by the model.

For any of the portfolios where we have a low number of default observations we adopt specific rules to ensure that the calibration of the model meets the Basel II and FSA criteria for conservatism. We have developed our own internal policy which describes specific criteria for the use of parametric (e.g. Pluto Tasche) and non-parametric low default portfolio calibration techniques.

Statistical models such as behavioural and application scorecards are used for our high volume portfolios such as SME. The model builds typically incorporate the use of large amounts of internal data, combined with supplemental data from external data suppliers. Where external data is sourced to validate or enhance internally-held data as part of the risk assessment process or to support model development and BAU operation, a similar approach is adopted towards ensuring data quality to that applied to the management of internal data. This entails adherence to the Group’s procurement and supplier management process, including the agreement of specifications and service level agreements.

Typically, modellers do not manipulate external data before using it as input to the model estimation or validation procedure. Changes required in the estimation and validation process are documented in the model build papers.

For all the above asset classes we use the Basel II definition of default, utilising the 90 day past due criteria as the final trigger of default.

Our retail banking operations have long and extensive experience of using credit models in assessing and managing risk in their businesses and as a result models play an integral role in retail approval and customer management (e.g. limit setting, cross-sell etc.) processes.

Models used include application and behavioural scorecards and/or PD/LGD and EAD models. These may be used in isolation, in combination to produce measures of forecast loss or as part of a suite of models that underpin risk/reward based decisions. The score cut-offs will be set at the appropriate level depending on the specific objective, such as ensuring all the accepted accounts meet the minimum required return on EC. It is Barclays philosophy to embed the Basel models as extensively as possible in the portfolio management process. This is an ongoing initiative and we expect greater convergence over time.

In line with Basel II requirements, Barclays will use all available relevant data, including data relating to other Barclays accounts and external agency data. Barclays does not use pooled data.

Most retail models within Barclays are built in-house, although occasionally external consultants will be contracted to build models on behalf of the businesses. Whilst most models are statistically derived, some expert lender models are used, particularly where data limitations preclude a more sophisticated approach. For mortgage originations Barclays use a third party scorecard (Omniscore), supported by a series of policy rules, to arrive at a lending decision.

All new models, including third party models, are measured against the required Group minimum standards as detailed in the Barclays Model Risk Policy.

For retail asset classes, Basel II specifies that the definition of default must include a trigger based on days past due, with the number of days being between 90 and 180. All Barclays advanced internal ratings-based models are compliant with this, with the majority using 180 days as the trigger. In all cases LGD models are specified so that they have a definition of default aligned to that used in the corresponding PD model.

The control mechanisms for the rating system

Each of the business risk teams is responsible for the design, oversight and performance of the individual credit rating models – PD, LGD and EAD –that comprise the credit rating system for a particular customer within each asset class. Group-wide standards in each of these areas are set by Group Risk and are governed through a series of committees with responsibility for oversight, modelling and credit measurement methodologies.

Through their day-to-day activities, key senior management in Group Credit Risk, the businesses and the business risk teams have a good understanding of the operation and design of the rating systems used. For example:

–	The respective Business Risk Heads or equivalents are responsible for supplying a robust rating system.

–

The Group Risk Director, Credit Risk Director and Wholesale and Retail Credit Risk Directors are required to understand the operation and design of the rating system used to assess and manage credit risk in order to carry out their responsibilities effectively. This extends to the Business CEOs, Business Risk Directors and the Commercial/ Managing Directors or equivalent.

In addition, Group Model Risk Policy requires that all models be validated as part of the model build (see page 73). This is an iterative process that is carried out by the model owner. Additionally, a formal independent review is carried out after each model is built to check that it is robust, meets all internal and external standards and is documented appropriately. These reviews must be documented and conducted by personnel who are independent of those involved in the model-building process. The results of the review are required to be signed off by an appropriate authority.

In addition to the independent review, post implementation and annual reviews take place for each model. These reviews are designed to ensure compliance with policy requirements such as:

–	integration of models into the business process

–	compliance with the model risk policy

–	continuation of a robust governance process around model data inputs and use of outputs

Model performance is monitored regularly; frequency of monitoring is monthly for those models that are applicable to higher volume or volatile portfolios, and quarterly for lower volume or less volatile portfolios. Model monitoring can include coverage of the following characteristics: utility, stability, efficiency, accuracy, portfolio and data.

Model owners set performance ranges and define appropriate actions for their models. As part of the regular monitoring, the performance of the models is compared with these operational ranges. If breaches occur the model owner reports these to the approval body appropriate for the materiality of the model. The model approver is responsible for ensuring completion of the defined action, which may ultimately be a complete rebuild of the model.

Barclays Annual Report 2007	77

Risk management

Credit risk management

Risk Tendency

As part of its credit risk management system, the group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures not already reported as Credit Risk Loans for both wholesale and retail sectors. Risk tendency models provide statistical estimates of average expected loss levels for a rolling 12-month period based on averages in the ranges of possible losses expected from each of the current portfolios. This contrasts with impairment charges as required under accounting standards, which derive almost entirely from Credit Risk Loans where there is objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different parts of the portfolio, for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the scale and quality of the credit portfolios.

In 2007, Risk Tendency increased 4% (£95m) to £2,355m (2006: £2,260m), significantly less than the 23% growth in the Group’s loans and advances balances. This relatively small rise in Risk Tendency reflected, in particular, the improving risk profile of the UK unsecured loan book. Other factors influencing Risk Tendency included: methodology changes in Barclaycard, UK Retail Banking and International Retail and Commercial Banking – Absa; the sale of the Monument portfolio; and a maturing credit risk profile in the international card portfolios.

UK Retail Banking Risk Tendency decreased £30m to £470m (2006: £500m). This reflected an improvement in the credit risk profile in the UK unsecured consumer lending portfolios, partially offset by the impact of methodology changes and asset growth.

Risk Tendency in Barclays Commercial Bank increased £15m to £305m (2006: £290m). This reflected some growth in loan balances offset by improvements in the credit risk profile.

Barclaycard Risk Tendency decreased £190m to £945m (2006: £1,135m). This reflected improvement in the credit risk profile of UK cards, the sale of part of the Monument portfolio and methodology changes in UK cards, partially offset by asset growth in the international portfolios.

Risk Tendency at International Retail and Commercial Banking – excluding Absa increased £145m to £220m (2006: £75m), reflecting an increase to the risk profile and balance sheet growth in Emerging Markets and Western Europe.

In International Retail and Commercial Banking – Absa, the increase of £110m in Risk Tendency to £255m (2006: £145m) included a change to the methodology following the introduction of Basel compliant, PD, EAD and LGD models. Excluding this change, Risk Tendency increased £90m, reflecting a weakening of retail credit conditions in South Africa after a series of interest rate rises in 2006 and 2007 and balance sheet growth.

Risk Tendency in Barclays Capital increased £45m to £140m (2006: £95m) primarily due to drawn leveraged loan positions. The drawn liquidity facilities on ABS CDO Super Senior positions are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

Since Risk Tendency and impairment allowances are calculated for different parts of the portfolio, for different purposes and on different bases, Risk Tendency does not predict loan impairment.

Credit risk mitigation

The Group uses a wide variety of techniques to reduce credit risk on its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. In addition, the Group commonly obtains security for the funds advanced, such as in the case of a retail or commercial mortgage, a reverse repurchase agreement, or a commercial loan with a floating charge over book debts and inventories. The Group ensures that the collateral held is sufficiently liquid, legally effective, enforceable and regularly valued. Various forms of collateral are held and commonly include cash in major currencies; fixed income products including government bonds; Letters of Credit; property, including residential and commercial; and other fixed assets. For further discussion concerning credit risk mitigation, see credit risk Note 47.

The Group actively manages its credit exposures and when weaknesses in exposures are detected – either in individual exposures or in groups of exposures – action is taken to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, clients or counterparties if appropriate), the use of credit derivatives and, sometimes, the sale of the loan assets. (Credit derivatives may also be traded for profit; details of these activities may be found on page 89 and Note 14 to the accounts).

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

Credit risk mitigation to address concentrations takes several dimensions. Maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to highly rated borrowers than to lower rated borrowers. They also distinguish between types of counterparty, for example, between sovereign governments, banks and corporations. Excesses are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee.

Notes

a	Head office functions and other operations comprises discontinued businesses in transition.

b	Excludes ABS CDO Super Senior positions as these are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

78	Barclays Annual Report 2007

The Risk Oversight Committee has delegated and apportioned responsibility for risk management to the Retail and Wholesale Credit Risk Management Committees.

The Retail Credit Risk Management Committee (RCRMC) oversees exposures, which comprise unsecured personal lending (including small businesses), mortgages and credit cards. The RCRMC monitors the risk profile and performance of the retail portfolios by receipt of key risk measures and indicators at an individual portfolio level, ensuring mitigating actions taken to address performance are appropriate and timely. Metrics reviewed will consider portfolio composition at both an overall stock and new flow level.

The Wholesale Credit Risk Management Committee (WCRMC) oversees wholesale exposures, comprising lending to businesses, banks and other financial institutions. The WCRMC monitors exposure by country, industry sector, individual large exposures and exposures to sub-investment grade countries.

Country concentrations are addressed through the country risk policy, which specifies Risk Appetite by country and avoids excessive concentrations of credits in individual countries. Country risk grades are assigned to all countries where the Group has, or is likely to have, exposure and are reviewed regularly to ensure they remain appropriate.

Country grades, which are derived from long-term sovereign foreign currency ratings, range from 1 (lowest probability of default) to 21 (highest probability of default). A ceiling is applied where a country is graded 12 or worse so that the counterparty cannot receive a higher risk grading than the country, unless some form of protection is available in the event of a cross-border event, such as a significant portion of a counterparty’s assets or income being held or generated in hard currency.

To manage exposure to country risk, the Group uses two country limits: the Prudential Guideline and the Country Guideline. The Prudential Guideline is identified through the strict mapping of a country grade to derive a model-driven acceptable level of loss given default. The Country Guideline for all graded countries is set by the Group Credit Committee (GCC) based on the Prudential Guideline and the internal appetite for country risk. The Country Guideline may therefore be above or below the Prudential Guideline.

Country risk is managed through the application of Country Loss Given Default (CLGD). All cross-border or domestic foreign currency transactions incur CLGD from the Country Guideline agreed at GCC. The level of CLGD incurred by a counterparty transaction will largely depend on three main factors: the country severity, the product severity and counterparty grade.

CLGD is incurred in the country of direct risk, defined as where the majority of operating assets are held. This may differ from the country of incorporation. However, where transactions are secured with collateral, the country risk can be transferred from the country of the borrower to the country of the collateral provider. This is only permitted where the collateral covers the borrowing and is not expected to decrease over time.

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

A further mitigant against undesirable concentration of risk is the mandate and scale framework described on page 71. Mandate and scale limits, which can also be set at Group level to reflect overall Risk Appetite, can relate either to the stock of current exposures in the relevant portfolio or to the flow of new exposures into that portfolio. Typical limits include the caps on UK commercial investment property lending, the proportion of lending with maturity in excess of seven years and the proportion of new mortgage business that is buy-to-let.

Concentrations of credit exposure described in this credit risk management section and the following statistical section are not proportionally related to credit loss. Some segments of the Group’s portfolio have and are expected to have proportionally higher credit charges in relation to the exposure than others. Moreover, the volatility of credit loss is different in different parts of the portfolio. Thus, comparatively large credit impairment charges could arise in parts of the portfolio not mentioned here.

Securitisations

In the course of its business, Barclays undertakes securitisations of its own originated assets as well as the securitisation of third party assets via sponsored conduit vehicles and shelf programmes.

Barclays securitises its own originated assets in order to remove risk from the Group’s credit position, to obtain regulatory capital relief, and to obtain term liquidity for the Group balance sheet.

For these transactions Barclays adopts the following roles in the securitisation process:

–	Originator of securitised assets

–	Executor of securitisation trades including bond marketing and syndication

–	Provider of securitisation trade servicing, including data management, investor payments and reporting

Barclays also acts as an administrator and manager of multi-seller conduits through which interests in third-party-originated assets are securitised and funded via the issuance of asset backed commercial paper.

In relation to such conduit activity, Barclays may also provide all or a portion of the backstop liquidity to the commercial paper, programme-wide credit enhancement and, as appropriate, interest rate and foreign currency hedging facilities.

RWAs reported for securitised assets as at December 2007 are calculated in line with rules set out in IPRU (BANK) as well as any individual guidance received from the FSA as at the end of this period.

As of 1st January 2008, Barclays calculates securitisation RWAs using the ratings based approach and/or the supervisory formula method as per the FSA’s revised rules, which implement the Basel Accord and Capital Requirements Directive.

Further information about securitisation activities and accounting treatment is in Note 29. The Group’s accounting policies, including those relevant to securitisation activities (policies 4 and 10), are on pages 149 and 152.

Barclays employs External Credit Assessment Institutions to provide ratings for its asset backed securities. Their use is dependant on the transaction or asset class involved. For existing transactions, we employ Standard & Poor’s, Moody’s and Fitch for securitisations of corporate, residential mortgage and other retail exposures and Standard & Poor’s and Moody’s only for securitisations of small and medium-sized entity and revolving retail exposures.

Barclays Annual Report 2007	79

Risk management

Credit risk management

Monitoring of loans and advances

As the granting of credit is one of the Group’s major sources of income and its most significant risk, the Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with accounting principles. This process can be broken down into the following stages:

–	Measuring exposures and concentrations

–	Monitoring weakness in exposures

–	Identifying potential problem loans and credit risk loans (collectively known as potential credit risk loans or PCRLs)

–	Raising allowances for impaired loans

–	Writing off assets when the whole or part of a debt is considered irrecoverable

Fig. 1: Loans and advances

	2007 £m	2006 £m
Retail businesses
Banks	—	—
Customers	164,062	139,350
Total retail businesses	164,062	139,350
Wholesale businesses
Banks	40,123	30,930
Customers	185,105	146,281
Total wholesale businesses	225,228	177,211
Loans and advances	389,290	316,561

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through loans to banks, loan commitments, contingent liabilities and debt securities; see page 46). The value of outstanding loans and advances balances, their risk profile, and potential concentrations within them can therefore have a considerable influence on the level of credit risk in the Group.

As at 31st December 2007, outstanding loans and advances to customers and banks were valued at £389bn (2006: £317bn), of which £349bn (2006: £286bn) was granted to personal or corporate customers (see figure 1). Loans and advances were well distributed across the retail and wholesale portfolios.

Loans and advances were well spread across industry classifications (figure 2). Excluding Financial Services, Barclays largest sectoral exposures are to home loans, other personal and business and other services. These categories are generally comprised of small loans, have low volatility of credit risk outcomes, and are intrinsically highly diversified.

Balances are also diversified across a number of geographical regions (figure 3, based on location of customers). The majority of Barclays exposure is to the UK, which includes secured home loans exposure, followed by the United States, Africa and the rest of the European Union.

Fig. 4: Analysis of loans-to-value ratios of mortgages in the UK home loan portfolio at 31st December 2007%

80	Barclays Annual Report 2007

Barclays risk is therefore spread across a large number of industries and customers and in the case of home loans, for example, well secured. These classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even through the parent’s predominant sphere of activity may be in a different industry.

UK exposure to home loans accounts for just over 60 per cent of the Group’s total home loans exposure. The loan-to-value ratios (LTV) on the Group’s UK home loan portfolio are shown in figure 4. The valuations in the chart are those which applied at the last credit decision on each loan, i.e. when the customer last requested an increase in the limit or, if there has been no increase, at inception of the loan. Business flows (new business versus loans redeemed) have not materially changed the risk profile of the portfolio.

The impact of house price inflation will result in a reduction in LTV ratios within the mortgage book on a current valuation basis. On this basis, LTV on the residential mortgage book averaged 33% at the end of 2007 (2006: 34%). This ratio is a point-in-time analysis of the stock with LTV updated to current house prices by reference to an external price index and as a result may be influenced by external market conditions as well as changes in the stock of loans.

Barclays also actively monitors the risk profile of its loans and advances to customers, with a view to the early detection of any concentrations in higher risk segments. Figure 5 depicts Barclays wholesale loan profile by existing risk grade (see page 67 for a description of the rating system). The majority of Barclays exposure is to the higher quality names with just under 70% of exposure to customers with a DG of 10 or better. It is important to note that Barclays prices loans to risk. Thus, higher risk loans will usually have higher interest rates or fees or both. The profitability of a higher risk portfolio may, therefore, equal or exceed that of a lower-risk portfolio.

Barclays also actively monitors exposure and concentrations to sub-investment grade countries (see country risk policy, page 66). Details of the 15 largest sub-investment grade countries, by limit, are shown in figure 6.

Contractual maturity represents a further area of potential concentration. The analysis shown in figure 7 indicates that just over 40% of loans to customers have a maturity of more than five years; the majority of this segment comprises secured home loans.

Barclays Annual Report 2007	81

Risk management

Credit risk management

Monitoring weaknesses in exposures

Barclays actively manages its credit exposures. Corporate accounts that are deemed to contain heightened levels of risk are recorded on graded early warning or watch lists comprising three categories of increasing concern. These are updated monthly and circulated to the relevant risk control points. Once listing has taken place, exposure is very carefully monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through all three categories, which reflect the need for ever-increasing caution and control.

Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. All obligors, regardless of financial health, are subject to a full review of all facilities on, at least, an annual basis. More frequent interim reviews may be undertaken should circumstances dictate.

Within Local Business, accounts that are deemed to have a heightened level of risk, or that exhibit some unsatisfactory features which could affect viability in the short/medium term, are transferred to a separate ‘Caution’ stream. Accounts on the Caution stream are reviewed on at least a quarterly basis at which time consideration is given to continuing with the agreed strategy, returning the customer to a lower risk refer stream, or instigating recovery/exit action.

Within the personal portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential weaknesses to be monitored on a portfolio basis. This applies in parts of UK Retail Banking, Barclays Wealth, International Retail and Commercial Banking and Barclaycard. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified.

Potential credit risk loans

If the credit quality of a loan on an early warning or watch list deteriorates to the highest category, consideration is given to including it within the Potential Problem Loan (PPL) list. PPLs are loans where payment of principal and interest is up to date but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Should further evidence of deterioration be observed, a loan may move to the Credit Risk Loan (CRL) category. Events that would trigger the transfer of a loan from the PPL to the CRL category could include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

–	‘Impaired loans’ comprise loans where individual impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Notes

a	In 2003, credit risk loans and potential problem loans were disclosed based on the location of the booking office. In 2004-2007 they were disclosed by location of customers.

b	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

c	From 1st January 2005, the application of IAS 39 required interest to be recognised on the remaining balance of an impaired financial asset (or group of financial assets) at the effective interest rate for that asset. As a result, interest is credited to the income statement in relation to impaired loans, therefore these loans technically are not classified as ‘non-accrual’. In 2005, the Group replaced the ‘non-accrual’ category with one termed ‘impaired loans’. The SEC requires loans to be classified, where applicable, as non-accrual, accruing past due 90 days or more, ‘troubled debt restructurings’ and potential problem loans.

82	Barclays Annual Report 2007

–	The category ‘accruing past due 90 days or more’ comprises loans that are 90 days or more past due as to principal or interest where there is no expectation of ultimate write-off (whether in part or full) of the principal owed. Impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate is less than the carrying value.

–	The category ‘impaired and restructured loans’ comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that it would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

The term Credit Risk Loans has replaced the term Non-Performing Loans (NPLs) as the collective term for the total of these three classes since it recognises the fact that the impaired loan category may include loans, which, while impaired, are still performing. This category includes drawn ABS CDO Super Senior positions.

Potential Credit Risk Loans (PCRLs) comprise potential problem loans (PPLs) and credit risk loans (CRLs). Figures 8 and 9 show CRL and PPL balances by geography. The amounts are shown before deduction of value of security held, impairment allowances (from 2005 onwards) and provisions or interest suspense (2004 and earlier), all of which might reduce the impact of an eventual loss, should it occur. The significant increase to non-UK CRL and PPL balances is principally due to the inclusion of US-located ABS CDO Super Senior positions and other credit market exposures.

Figures 12 and 13 show impairment allowances as a percentage of CRLs and PCRLs. Including the drawn ABS CDO Super Senior positions, allowance coverage of CRLs and PCRLs decreased to 39.1% (31st December 2006: 65.6%) and 33.0% (31st December 2006: 57.0%), respectively. These movements reflect the fact that allowance coverage of ABS CDO Super Senior credit risk loans was low relative to allowance coverage of other credit risk loans since substantial protection against loss is also provided by subordination and hedges. On ABS CDO Super Senior exposures, the combination of subordination, hedges and write-downs provided protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007.

Figures 14 and 15 show allowance coverage of CRLs and PCRLs excluding the drawn ABS CDO Super Senior positions decreased to 55.6% (31st December 2006: 65.6%) and 49.0% (31st December 2006: 57.0%), respectively. The decrease in these ratios reflected a change in the mix of CRLs and PCRLs. Unsecured retail exposures, where the recovery outlook is low, decreased as a proportion of the total as the collections and underwriting processes were improved. Secured retail and wholesale and corporate exposures, where the recovery outlook is relatively high, increased as a proportion of PCRLs.

Notes

a	In 2003, credit risk loans and potential problem loans were disclosed based on the location of the booking office. In 2004-2007 they were disclosed by location of customers.

b	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2007	83

Risk management

Credit risk management

Allowances for impairment and other credit provisions

Barclays establishes, through charges against profit, impairment allowances and other credit provisions for the incurred loss inherent in the lending book.

Under IFRS, impairment allowances are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the carrying amount is less than the discounted cash flows, then no further allowance is necessary.

Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

In terms of individual assessment, the trigger point for impairment is formal classification of an account as exhibiting serious financial problems and where any further deterioration is likely to lead to failure. Two key inputs to the cash flow calculation are the valuation of all security and collateral and the timing of all asset realisations, after allowing for all attendant costs. This method applies in the corporate portfolios – Barclays Commercial Bank, Barclays Capital and certain areas within International Retail and Commercial Banking and Barclaycard.

For collective assessment, the trigger point for impairment is the missing of a contractual payment. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default are derived from statistical probabilities based on experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies to parts of International Retail and Commercial Banking, Barclaycard and UK Banking and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

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

As one of the controls of ensuring that adequate impairment allowances are held, movements in impairment allowances to individual names above £10m are presented to the Group Credit Committee for agreement.

The Group Credit Risk Impairment Committee (GCRIC), on a semi-annual basis, obtains assurance on behalf of the Group that all businesses are recognising impairment in their portfolios accurately and promptly in their recommendations and in accordance with policy, accounting standards and established governance.

GCRIC exercises the authority of the Barclays Risk Director, as delegated by the Chief Executive, and is chaired by Barclays Credit Risk Director.

GCRIC reviews the movements to impairment in the businesses, including those already agreed at Group Credit Committee, Potential Credit Risk Loans and Risk Tendency.

These committees are supported by a number of Group Policies including: Group Retail Impairment and Provisioning Policy; Group Wholesale Impairment and Provisioning Policy; and, Group Model Policy.

GCRIC makes twice-yearly recommendations to the Board Audit Committee on the adequacy of Group impairment allowances. Impairment allowances are reviewed relative to the risk in the portfolio, business and economic trends, current policies and methodologies and our position against peer banks.

Fig. 16: Impairment charges for bad and doubtful debts

	2007 £m	2006 £m	2005 £m
UK Banking	849	887	671
Barclaycard	838	1,067	753
International Retail and
Commercial Banking	252	167	33
Barclays Capital	846	42	111
Barclays Global Investors	–	–	–
Barclays Wealth	7	2	2
Head office functions and other operations	3	(11)	1
Total impairment charges	2,795	2,154	1,571

Fig. 17 Impairment/provisions charges over five years £

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

84	Barclays Annual Report 2007

GCRIC has delegated the detailed review of loan impairment in the businesses to the Retail and Wholesale Credit Risk Management Committees.

In 2007, total impairment charges on loans and advances and other credit provisions increased 30% (£641m) to £2,795m (2006: £2,154m) reflecting charges of £782m against ABS CDO Super Senior and other credit market positions.

Impairment charges on loans and advances and other credit provisions as a percentage of Group total loans and advances rose to 0.71% (2006: 0.65%); total loans and advances grew by 23% to £389,290m (2006: £316,561m).

Retail impairment charges on loans and advances fell 11% (£204m) to £1,605m (2006: £1,809m). Retail impairment charges as a percentage of period-end total loans and advances reduced to 0.98% (2006: 1.30%); total retail loans and advances rose by 18% to £164,062m (2006: £139,350m)

Barclaycard impairment charges improved £229m (21%) to £838m (2006: £1,067m) reflecting reduce flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by the increase in impairment charges in Barclaycard International and secured consumer lending.

Impairment charges in UK Retail Bank decreased by £76m (12%) to £559m (2006: £635m), reflecting lower charges in unsecured Consumer Lending and Local Business driven by improved collection processes, reduced flows into delinquency, lower trends of arrears and stable charge-offs. In UK Home Finance, asset quality remained strong and mortgage charges remained negligible. Mortgage delinquencies as a percentage of outstandings remained stable and amounts charged-off were low.

Impairment charges in International Retail and Commercial Banking –excluding Absa rose by £38m (93%) to £79m (2006: £41m) reflecting very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Arrears in some of International Retail and Commercial Banking – Absa’s key retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 resulting in pressure on collections.

Wholesale and corporate impairment charges on loans and advances increased £436m to £701m (2006: £265m). Wholesale and corporate impairment charges as a percentage of period-end total loans and advances increased to 0.31% (2006: 0.15%); total loans and advances grew by 27% to £225,228m (2006: £177,211m).

Barclays Capital impairment charges and other credit provisions of £846m included a charge of £782m against ABS CDO Super Senior and other credit market exposure and £58m relating to drawn leveraged finance positions.

The impairment charge in Barclays Commercial Bank increased by £38m (15%) to £290m (2006: £252m), primarily due to higher gross impairment charges in Larger Business, partially offset by a lower charge in Medium Business due to a tightening of the lending criteria.

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

Total write-offs of impaired financial assets decreased by £211m to £1,963m (2006: £2,174m).

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2007	85

Risk management

Market risk management

Market risk management

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The main market risk arises from trading activities. Barclays is also exposed to interest rate risk in the banking book and the pension fund.

Barclays market risk objectives are to:

–	Understand and control market risk by robust measurement and the setting of position limits.

–	Facilitate business growth within a controlled and transparent risk management framework.

–	Ensure traded market risk resides primarily in Barclays Capital.

–	Minimise non-traded market risk.

Organisation and structure

The Board approves market risk appetite for trading and non-trading activities. The Market Risk Director is responsible for the market risk control framework and, under delegated authority from the Risk Director, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Risk Director, the Market Risk Director, the Finance Director and the appropriate Business Risk Directors.

The Head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Each business is responsible for the identification, measurement, management, control and reporting of market risk as outlined in the Barclays Market Risk Control Framework. Oversight and support is provided to the business by the Market Risk Director, assisted by the central market risk team. The Market Risk Committee reviews, approves, and makes recommendations concerning the market risk profile across Barclays including risk appetite, limits and utilisation. The Committee is held monthly and is chaired by the Market Risk Director. Attendees include the Risk Director, respective business risk managers and senior managers from the central market risk team.

In Barclays Capital, the Head of Market Risk is responsible for implementing the market risk control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the different risk categories including interest rate, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at the Barclays Capital Traded Products Risk Review meeting. The attendees at this meeting include senior managers from Barclays Capital and the central market risk team.

Outside Barclays Capital, Global Retail and Commercial Banking is responsible for the non-structural interest rate risk in the banking book and Group Treasury is responsible for structural risk (interest rate and FX). The chart below right gives an overview of the business control structure.

86	Barclays Annual Report 2007

Traded market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes.

In anticipation of future customer demand, Barclays maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 89.

Traded market risk measurement

The measurement techniques used to measure and control traded market risk include Daily Value at Risk and Stress Testing.

Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

DVaR uses the historical simulation method with a historic sample of two years. The credit spread calculation takes into account specific risks associated with different business names.

There are a number of considerations that should be taken into account when reviewing DVaR numbers. These are:

–	historical simulation assumes that the past is a good representation of the future which may not always be the case.

–	the assumed one day time horizon will not fully capture the market risk of positions that cannot be closed out or hedged within one day.

–	DVaR does not indicate the potential loss beyond the 98th percentile.

To complement DVaR, stress testing is performed and there is a large set of non-DVaR limits including foreign exchange concentration limits and interest rate delta limits.

DVaR is an important market risk measurement and control tool and consequently the model is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when trading losses exceed the corresponding DVaR estimate.

On the basis of DVaR estimated to a 98% confidence level, on average there would be five days each year when trading losses would be expected to exceed DVaR and would therefore be reflected as back-testing exceptions. For Barclays Capital’s trading book, there were seven instances of a daily trading loss exceeding the corresponding 98% back-testing DVaR. These back-testing exceptions in 2007 reflected the increased volatility across a number of markets in which Barclays Capital operates. There were no instances of back-testing exceptions on a similar basis in 2006.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. The three main types of stress test are:

–	risk factor: historical stress moves are applied to each of the risk categories which include interest rate, credit spread, commodity, equity and foreign exchange rate

–	emerging market contagion: historical stress moves combined with contagion factors are applied to the emerging markets portfolio

–	scenario: stress scenarios are applied to the trading book

Stress results are produced at least fortnightly and are included in the Traded Products Risk Review meeting information pack. If a potential stress loss exceeds the corresponding trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital market risk and the respective Barclays Capital Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

Barclays Annual Report 2007	87

Risk management

Market risk management

Analysis of traded market risk exposures

The analysis of traded market risk exposures is given in Note 46.

Analysis of trading revenue

The histograms show the distribution of daily trading revenue for Barclays Capital in 2007 and 2006. Revenue includes net trading income, net interest income and net fees and commissions relating to primary trading. The average daily revenue in 2007 was £26.2m (2006: £22.0m) and there were 224 positive revenue days out of 253 (2006: 243 out of 252). The number of negative revenue days increased in 2007 largely as a result of volatile markets in the second half of the year. The number of large positive revenue days also increased but these were spread across the year.

Interest rate risk in the banking book

Interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services, as well as structural exposures within Barclays balance sheet.

The management approach of Barclays with respect to interest rate risk is to transfer the risk from the businesses either into local treasuries or to Group Treasury using an internal transfer price or interest rate swap. The methodology used to transfer this risk depends on whether the product contains yield curve risk, basis risk or customer optionality. Limits exist to ensure no material risk is retained within any business or product area.

Once each business’s risk has been transferred, the treasuries manage any residual yield curve and basis risks subject to modest risk limits and other controls. Market risk is also taken in overseas treasuries, within these limits, to support and facilitate customer activity.

Risk measurement

The techniques used to measure and control interest rate risk in the banking book include Annual Earnings at Risk, Daily Value at Risk and Stress Testing.

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 50 basis points increase or decrease in interest rates.

Outside Barclays Capital, Barclays uses a simplified approach to calculate DVaR. It is used as a complementary tool to AEaR. Both AEaR and DVaR are supplemented by stress testing and a range of non-DVaR limits.

Stress testing is carried out by the business centres and is reviewed by senior management and business-level asset and liability committees. The stress testing is tailored to the business and typically incorporates scenario analysis and historical stress movements applied to respective portfolios.

Analysis of interest rate risk in the banking book exposures

The analysis of interest rate risk in the banking book is given in Note 46.

Other market risks

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the Pension Fund to meet the projected pension payments is maintained through investments and regular Bank contributions. Pension risk arises because: the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 30.

Investment risk is the risk of financial volatility arising from changes in the market value of investments, principally occurring in Barclays insurance companies. These investments may comprise various liquid instruments, such as cash, bonds and listed equities, to cover future insurance liability flows, and may therefore give rise to a mismatch between the revaluation of assets and liabilities. It is Barclays policy to hedge such exposures in line with a defined risk appetite.

Barclays policy is for foreign exchange trading risk to be concentrated and managed in Barclays Capital. Some transaction foreign exchange risk exposure arises within the local treasury operations in Global Retail and Commercial Banking to support and facilitate client activity. This is minimised in accordance with modest risk limits and was not material as at end 2007. Other non-Barclays Capital foreign exchange exposure is covered in Note 46.

Asset management structural market risk arises where the fee and commission income earned by asset management products and businesses is affected by a change in market levels, primarily through the link between income and the value of assets under management. Where support agreements exist, the Group is exposed to the performance of the underlying asset. This exposure arises mainly within Barclays Global Investors, but also in Global Retail and Commercial Banking, and Barclays Wealth. It is Barclays policy that businesses monitor and report this risk against a defined risk appetite and regularly assess potential hedging strategies.

88	Barclays Annual Report 2007

Risk management

Derivatives

Derivatives

The use of derivatives and their sale to customers as risk management products are an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest, exchange rates and commodity and equity prices as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 86 to 88.

The policies for derivatives that are used to manage the Group’s own exposure to interest and exchange rate fluctuations are outlined in the asset and liability market risk section on page 223.

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

Barclays Annual Report 2007	89

Risk management

Disclosures about certain trading activities

Disclosures about certain trading activities

including non-exchange traded commodity contracts

The Group provides a fully integrated service to clients for base metals, precious metals, oil, power, natural gas, coal, freight, emission credits, structured products and other related commodities. This service offering continues to expand, as market conditions allow, through the addition of new products and markets.

The Group offers both over the counter (OTC) and exchange traded derivatives, including swaps, options, forwards and futures and enters into physically settled contracts in base metals, power and natural gas, with 2007 seeing the addition of oil and related products to this portfolio. Physical commodity positions are held at fair value and reported under the Trading Portfolio in Note 12.

Fair value measurement

The fair values of physical and derivative positions are primarily determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. Further information on fair value measurement of financial instruments can be found in Note 49.

Credit risk

Credit risk exposures are actively managed by the Group. Refer to Note 47 for more information on the Group’s approach to credit risk management and the credit quality of derivative assets.

Fair value of the commodity derivative contracts

The tables below analyse the overall fair value of the commodity derivative contracts by movement over time and maturity. As at 31st December 2007 the fair value of the commodity derivative contracts reflects a gross positive fair value of £23,571m (2006: £17,501m) and a gross negative value of £22,759m (2006: £15,940m).

Movement in fair value of commodity derivative positions

	2007 £m	2006 £m
Fair value of contracts outstanding at the beginning of the period	1,561	527
Contracts realised or otherwise settled during the period	(764)	379
Fair value of new contracts entered into during the period	243	808
Other changes in fair values	(228)	(153)
Fair value of contracts outstanding at the end of the period	812	1,561

Maturity analysis of commodity derivative fair value

	2007 £m	2006 £m
Not more than one year	(279)	902
Over one year but not more than five years	773	327
Over five years	318	332
Total	812	1,561

90	Barclays Annual Report 2007

Risk management

Liquidity management

Liquidity management

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend. The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Liquidity risk management and measurement

Liquidity management within the Group has several components.

Intraday liquidity

The need to monitor, manage and control intraday liquidity in real time is recognised by the Group as a mission critical process: any failure to meet specific intraday commitments would have significant consequences.

The Group policy is that each operation must ensure that it has access to sufficient intraday liquidity to meet any obligations it may have to clearing and settlement systems. Major currency payment flows and payment system collateral are monitored and managed in real time to ensure that at all times there is sufficient collateral to make payments. The Group actively engages in payment system development to help ensure that new payment systems are robust.

Day to day funding

Day to day funding, managed by short term mismatch limits for the next day, week and month which control expected cash flows to ensure that requirements can be met. These requirements include replenishment of funds as they mature or are borrowed by customers. The Group maintains an active presence in global money markets and monitors and manages the wholesale money market capacity for the Group’s name to enable that to happen.

In addition to cash flow management, Treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Liquid assets

The Group maintains a portfolio of highly marketable assets including UK, US and Euro-area government bonds that can be sold or funded on a secured basis as protection against any unforeseen interruption to cash flow. The Group accesses secured funding markets in these assets on a regular basis to ensure market access. The Group does not rely on committed funding lines for protection against unforeseen interruption to cash flow.

Diversification of liquidity sources

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. In addition, to avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation and relationship with those clients, the strength of earnings and the Group’s financial position.

Barclays Annual Report 2007	91

Risk management

Liquidity management

Structural liquidity

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

The Group policy is to fund the balance sheet of the retail and commercial bank on a global basis with customer deposits without recourse to the wholesale markets. This provides protection from the liquidity risk of wholesale market funding. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structural nature of the South African financial sector.

Stress tests

Stress testing is undertaken to assess and plan for the impact of various scenarios which may put the Group’s liquidity at risk.

Treasury develops and monitors a range of stress tests on the Group’s projected cash flows. These stress scenarios include Barclays-specific scenarios such an unexpected rating downgrade and operational problems, and external scenarios such as Emerging Market crises, payment system disruption and macro-economic shocks. The output informs both the liquidity mismatch limits and the Group’s contingency funding plan. This is maintained by Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

For further details see contractual obligations and commercial commitments of the Group on page 46.

Recent market events

The second half of last year saw a sustained period of severe stress in international financial markets characterised by increased volatility and impaired liquidity. Issuance of debt, particularly structured credit and mortgage related, fell sharply. The asset-backed commercial paper market was severely disrupted, resulting in the drawn down of committed liquidity lines from banks, while primary issuance of mortgage-backed securities and covered bonds stopped for a time. The repo markets including tri-party were also disrupted with the repo market for corporate debt closing for a time. Term money market funding became difficult to obtain and spreads over official rates widened.

The Group maintained its strong liquidity profile throughout and saw some benefit from a flight to quality in financial markets. Nevertheless, Barclays, like its peers, was affected by the increased volatility and impaired liquidity in financial markets. During this period the Group’s balance sheet expanded due to:

–	The disruption of the Asset Backed Commercial Paper (ABCP) market led to liquidity facilities for third party conduits being drawn down.

–	Liquidity facilities were provided to three client SIV-lites which were restructured during the period.

–	A number of loan syndications were delayed and remained on our balance sheet.

–	The demand for ABCP issued by Barclays-sponsored conduits weakened temporarily with the result that a small portion of their funding was provided by Barclays.

These liquidity demands were all successfully managed within overall funding requirements despite occasional disruption of access to some funding markets. Although term funding in interbank markets substantially disappeared, liquidity remained good for Barclays.

Barclays diversified portfolio of highly marketable securities enabled the Group to continue accessing the repo market. Securitisation accounts for a modest proportion of the Group’s funding so the disruption to the securitisation market has not significantly impacted the Group’s liquidity position.

Assessment of liquidity

Barclays liquidity position remains very strong both for its own paper and paper issued by its sponsored conduits. We have benefited from significant inflows of deposits, increased credit lines from counterparties, increased client flows and continued full funding of our conduits.

The markets in 2008 have substantially improved with the passing of the year end, and a degree of normality has returned to the term interbank markets. However we expect there to continue to be dislocations through 2008, and we remain vigilant to ensure that our liquidity profile remains strong.

The FSA published a discussion paper in December 2007 setting out draft proposals for a new quantitative framework for regulating liquidity of banks in the UK in the light of the experiences of 2007. We welcome the FSA intention to update the liquidity regime.

92	Barclays Annual Report 2007

Risk management

Operational risk management

Operational risk management

Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems.

Operational risks are inherent in Barclays operations and are typical of any large enterprise. Major sources of operational risk include: operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

Barclays is committed to the advanced management of operational risks. In particular, it has implemented improved management and measurement approaches for operational risk to strengthen control, improve customer service and minimise operating losses. Barclays was granted a Waiver to operate an Advanced Measurement Approach (AMA) under Basel II, which commenced in January 2008.

The Group’s operational risk management framework aims to:

–	Understand and report the operational risks being taken by the Group.

–	Capture and report operational errors made.

–	Understand and minimise the frequency and impact, on a cost benefit basis, of operational risk events.

Barclays works closely with peer banks to benchmark our internal Operational Risk practices and to drive the development of advanced Operational Risk techniques across the industry. It is not cost effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Events of small significance are expected to occur and are accepted as inevitable; events of material significance are rare and the Group seeks to reduce the risk from these in a framework consistent with its agreed Risk Appetite.

Organisation and structure

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Minimum control requirements have been established for all key areas of identified risk by ‘Principal Risk’ owners (see page 85). The risk categories relevant to operational risks are Financial Crime, Financial Reporting, Taxation, Legal, Operations, People, Regulatory, Technology and Change. In addition the following risk categories are used for business risk: Brand Management, Corporate Responsibility and Strategic.

Responsibility for implementing and overseeing these policies is positioned throughout the organisation. The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Frontline risk managers are widely distributed throughout the Group in business units. They service and support these areas, assisting line managers in managing these risks.

Business Risk Directors in each business are responsible for overseeing the implementation of and compliance with Group policies. Governance and Control Committees in each business monitor control effectiveness. The Group Governance and Control Committee receives reports from the committees in the businesses and considers Group-wide control issues and their remediation.

In the corporate centre, each Principal Risk is owned by a senior individual who liaises with Principal Risk owners within the businesses. In addition, the Operational Risk Director oversees the range of operational risks across the Group in accordance with the Group Operational Risk Framework.

Business units are required to report on both a regular and an event- driven basis. The reports include a profile of the key risks to their business objectives, control issues of Group-level significance, and operational risk events. Specific reports are prepared on a regular basis for the Group Risk Oversight Committee, the Board Risk Committee and the Board Audit Committee. In particular, the Group Operational Risk Profile and Group Operating Committee Report is provided quarterly to the Group Risk Oversight Committee. The Internal Audit function provides further assurance for operational risk control across the organisation and reports to the Board and senior management.

Operational risk measurement and capital modelling

Barclays applies a consistent approach to the identification and assessment of key risks and controls across all business units. Managers in the businesses use self-assessment techniques to identify risks, evaluate control effectiveness and monitor capability. Business management determines whether particular risks are effectively managed within business risk appetite and otherwise takes remedial action. The risk assessment process is consistent with the principles in the integrated framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to help identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are loaded onto a central database and reported monthly to the Operational Risk Executive Committee.

Barclays also uses a database of external public risk events and is a member of the Operational Risk Data Exchange (ORX), an association of international banks that share anonymised loss data information to assist in risk identification, assessment and modelling.

By combining internal data, including internal loss experience, risk and control assessments, key indicators and audit findings, with external loss data and expert management judgement, Barclays is able to generate Key Risk Scenarios (KRSs), which identify the most significant operational risks across the Group. The KRSs are validated at business unit and at Group level to ensure that they appropriately reflect the level of operational risk. It is these that are the main input to our capital model.

Operational risk capital is allocated, on a risk sensitive basis, to business units in the form of economic capital charges, providing an incentive to manage these risks within appetite levels.

Operational Risk Events

A high proportion of Barclays operational risk events have a low financial cost associated with them and a very small proportion of operational risk events have a material impact. Figure 1 shows that in 2007, 79% of reported operational loss events had a value of £50,000 or less. Figure 2 shows that this 79% of risk events by count only amounted to 15% of risk events by value. In contrast, 2% of the operational risk events had a value of £1m or greater but accounted for 50% of the overall loss. This was consistent with 2006 risk events and, from our analysis of external data, is in line with industry experience.

Analysis of Barclays operational risk events in 2007 by Basel II category, as shown in figure 3, highlights that the highest frequency of events occurred in External Fraud (54%) and Execution, Delivery and Process Management (37%). These two areas also accounted for the majority of losses by value (figure 4), with Execution, Delivery and Process Management accounting for 52% of total operational risk losses and External Fraud accounting for 24%. This again was consistent with 2006 internal risk events and, from our analysis of external data, is in line with industry experience.

Barclays has been granted a waiver by the UK FSA to apply an Advanced Measurement Approach (AMA) for Group-wide consolidated and solus regulatory capital reporting. Barclays has applied the AMA Group-wide. The two areas where roll-out of AMA is still continuing are Banco Austral (Mozambique) and National Bank of Commerce Limited (Tanzania), where the Standardised Approach is currently applied. In certain joint ventures and associates, Barclays may not be able to apply the Advanced Operational Risk Framework. Barclays does not currently use insurance or expected losses to offset its regulatory capital requirement.

Barclays Annual Report 2007	93

Risk management

Operational risk management

94	Barclays Annual Report 2007

Risk management

Financial crime risk management

Financial crime risk management

Barclays adopts an integrated approach to financial crime risk management. In line with the five-step risk management model, Group Financial Crime Management (GFCM) has the responsibility to direct, assess, control, report and manage/challenge financial crime risks, which are structured into three strands: anti-money laundering (AML) and sanctions; fraud; and security.

Each business unit within Barclays develops its own capability to tackle financial crime, providing regular reporting on performance, incidents and the latest trends impacting business. This integrated model allows us to:

–	Develop a clear profile of financial crime risk across the Group.

–	Share intelligence, adopt common standards and respond promptly to emerging issues.

–	Drive forward law enforcement and other Government initiatives.

–	Benchmark ourselves against other financial institutions facing similar challenges.

Anti-money laundering and sanctions risk

The Group assesses the implications of all emerging legal and regulatory requirements that impact it and establishes policies and procedures in respect of AML, terrorist financing and sanctions, updating these regularly.

It operates an AML assurance programme to ensure a system of effective controls to comply with the overarching policies, providing technical guidance and support to each business unit.

GFCM collates and oversees the preparation of Group-wide management information on AML and sanctions. This information includes risk indicators, such as volumes of suspicious activity reports (SARs) and is supplemented by trend analysis, which highlights high-risk or emerging issues so that prompt action can be taken to address them.

Three committees (the Sanctions Cross Cluster Operational Review Board, the AML Steering Committee and the Policy Review Forum) review business performance, share intelligence, develop and agree controls, and discuss emerging themes and the implementation status of policies and procedures.

All businesses contribute towards the Group Money Laundering Reporting Officers Annual Report, which is provided to Group Senior Executive Management and is available to the FSA. Together with regular management information and conformance testing, this report updates senior management with evidence that the Group’s money laundering and terrorist financing risks are being appropriately, proportionally and effectively managed.

During 2007, the Group augmented its AML capability, implementing third EU money laundering directive, with its guiding principle of a risk-based approach. For AML, this must be proportionate to the perceived risks and threats, including terrorist financing.

A new Group AML Policy, launched in December 2007 and encapsulating the risk-based approach, has further improved the Group’s customer due diligence procedures and standards, transaction monitoring and staff training and awareness.

The Group also implemented EU Regulation 1781/2006, which aims to ensure thorough and robust audit trails concerning electronic transfers. This assists the Group in monitoring its AML and terrorist financing and improves the information available to law enforcement authorities.

Barclays continues to upgrade its sanctions screening capabilities, in line with best international practice and changing regulatory requirements. The Group has invested substantial resources to further enhance its monitoring capabilities in this area and will continue to do so.

In 2008, the Group will review procedures to ensure compliance with forthcoming legislation concerning the Single European Payments Area (SEPA). Should the US enact current draft legislation outlawing the use of the international payments and clearing systems for perceived illegal US internet gaming transactions, further enhancements to payments activity monitoring will follow.

Barclays Annual Report 2007	95

Risk management

Financial crime risk management

Fraud risk

The Group establishes and operates a fraud risk control framework which measures overall fraud risk exposure and controls. Together with Group-wide policies, this directs how fraud is managed.

The Group Financial Crime Management team (GFCM) is responsible for delivering the overall fraud strategy and providing oversight to Group and Business Units in order to manage fraud risk. The strategy is designed to:

–	Identify emerging threats in order that effective controls are embedded across the Group and build up capability to manage risk.

–	Identify and manage fraud incidents, ensuring regulatory and legal conformance, appropriate escalation and control issues are addressed to prevent further loss.

–	Work proactively to highlight areas of concern in order that remediation can take place.

GFCM assesses the fraud risk of existing and emerging products, services, processes and jurisdictions to drive down fraud losses as turnover/growth increases. It also represents Barclays at trade, industry and Government bodies providing a conduit to maximise the flow of information and intelligence. GFCM also provides technical expertise to business areas whether to drive through Group solutions or provide assistance with specific incidents and investigations.

Business Units, together with product holders and channels identify their appetite for fraud loss which informs and determines the overall fraud plan. Objectives are then set around these plans.

At a business level, fraud risk/loss committees track fraud (and in some cases operational) loss. The Barclays Group Fraud Risk profile is exercised regularly through the review and challenge of the net losses and key risk metrics; these are then viewed against the overall Fraud Risk Profile (Fraud Oversight Committee).

Fraud is reported monthly to senior management both within the Business Units and to Group who provide a global oversight of fraud loss. Fraud is measured against plan for both net and gross losses and in line with the Principal Risk Policy; Key Risk Indicators (KRIs) are embedded in order that overall exposure can be established.

As a result of this process, fraud performance both at Business Unit and Group level can be measured and appropriate action taken to minimise or track significant issues.

Externally there are ‘in country’ industry-wide forums to which Barclays contributes and in some cases can benchmark performance, controls and current and emerging issues.

Barclays overall reported fraud losses fell in 2007, with most of the reduction coming from significant falls in internet banking fraud. As part of its efforts to enhance security, Barclays offers all its personal customers complimentary internet security software to reduce phishing attacks. The Group has also rolled out two-factor authentication technology using the new PINsentry device to make online transactions more secure. Enhanced transaction profiling has further improved our ability to identify where customer accounts have been targeted by fraudsters and take preventative action to protect funds.

Following the loss of personal data, including bank details, by both

Government agencies and other third parties, data protection and security was a prominent theme in 2007. Barclays treats any incident of this nature with the utmost importance and has worked closely with industry and the Government to take steps to:

–	Reassure customers and provide points of contact for help and guidance.

–	Protect any customer accounts, whose details may have been compromised.

–	Develop a standard approach for dealing with accounts that may be impacted by data security breaches.

Security risk

Group Financial Crime Management (GFCM) also manages security risk. Its fundamental objective is to allow Barclays to operate in a safe and secure manner in all existing and potential future markets.

In pursuit of this objective, the Security Risk team gathers and shares current threat assessments across business areas, using intelligence from Security and Government Agencies and ‘in country’ teams. It ensures that suitable policies and control systems are in place to protect Group business and that plans to protect high-risk personnel are fit for purpose and in line with accepted best practice.

Barclays has developed and continues to improve a robust people screening process to protect the bank from those people who want to harm the organisation, by either joining as staff members or becoming involved with its operations.

Security Risk is regularly reported by the businesses and reviewed via the Security Risk Management Committee, whose objectives are to:

–	Consider the latest management information and security threat assessments.

–	Drive forward mitigating action to protect the Group from potential threats.

–	Provide guidance to the design and effectiveness of the overall Barclays Security Risk framework.

–	Ensure all Security Risk workstreams have been effectively integrated and implemented.

–	Monitor corporate security profiles against the agreed plan, tracking issues in order that remedial action can be taken.

96	Barclays Annual Report 2007

Risk management

Statistical information

Statistical and other risk information

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 74 to 85).

Barclays applied International Financial Reporting Standards (IFRS) with effect from 1st January 2004, with the exception of IAS 32, IAS 39 and IFRS 4, which were applied from 1st January 2005.

Credit risk management

Table 1: Risk Tendency by business (page 78)

	2007 £m	2006 £m

UK Banking	775	790
UK Retail Banking	470	500
Barclays Commercial Bank	305	290
Barclaycard	945	1,135
International Retail and Commercial Banking	475	220
International Retail and Commercial Banking – excluding Absa	220	75
International Retail and Commercial Banking – Absa	255	145
Barclays Capital	140	95
Barclays Wealth	10	10
Head office functions and other operations [a]	10	10
Risk Tendency by business	2,355	2,260
Table 2: Loans and advances

	2007 £m	2006 £m

Retail businesses
Banks	–	–
Customers	164,062	139,350

Total retail businesses	164,062	139,350

Wholesale businesses
Banks	40,123	30,930
Customers	185,105	146,281

Total wholesale businesses	225,228	177,211

Loans and advances	389,290	316,561

Note

a	Head office functions and other operations comprises discontinued business in transition.

Barclays Annual Report 2007	97

Risk management

Statistical information

Table 3: Maturity analysis of loans and advances to banks

At 31st December 2007	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	796	4,069	56	92	114	20	1	370	5,518
Other European Union	2,977	7,745	74	88	95	116	7	–	11,102
United States	321	5,736	95	1,255	343	98	5,498	97	13,443
Africa	283	1,260	131	114	196	439	158	–	2,581
Rest of the World	1,505	3,336	90	1,640	512	362	15	19	7,479
Loans and advances to banks	5,882	22,146	446	3,189	1,260	1,035	5,679	486	40,123

At 31st December 2006	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	524	5,211	110	18	43	10	–	313	6,229
Other European Union	619	7,514	90	130	81	78	1	–	8,513
United States	431	2,592	363	2,634	5	809	923	1,299	9,056
Africa	701	1,027	83	91	188	85	44	–	2,219
Rest of the World	612	2,465	154	191	1,278	148	44	21	4,913
Loans and advances to banks	2,887	18,809	800	3,064	1,595	1,130	1,012	1,633	30,930

Table 4: Interest rate sensitivity of loans and advances

	2007			2006
At 31st December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	16,447	23,676	40,123	12,176	18,754	30,930
Customers	77,861	271,306	349,167	66,000	219,631	285,631

Table 5: Loans and advances to customers by industry

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Financial services	71,160	45,954	43,102	25,132	9,872
Agriculture, forestry and fishing	3,319	3,997	3,785	2,345	2,115
Manufacturing	16,974	15,451	13,779	9,044	7,844
Construction	5,423	4,056	5,020	3,278	2,534
Property	17,018	16,528	16,325	8,992	6,728
Government	2,036	2,426	1,718	–	–
Energy and water	8,632	6,810	6,891	3,709	3,150
Wholesale and retail, distribution and leisure	17,768	15,490	17,760	11,099	9,628
Transport	6,258	5,586	5,960	3,742	3,654
Postal and communication	5,404	2,180	1,313	834	698
Business and other services	30,363	26,999	22,529	23,223	13,913
Home loans [b]	112,087	94,635	87,003	79,164	72,318
Other personal	41,535	35,377	38,069	29,293	23,922
Overseas customers [c]	–	–	–	–	8,666
Finance lease receivables	11,190	10,142	9,088	6,938	5,877
Loans and advances to customers excluding reverse repurchase agreements	349,167	285,631	272,342	206,793	170,919
Reverse repurchase agreements	n/a	n/a	n/a	58,304	n/a
Trading business	n/a	n/a	n/a	n/a	58,961
Loans and advances to customers	349,167	285,631	272,342	265,097	229,880

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Excludes commercial property mortgages.

c	Overseas customers are now classified as part of other industry segments.

98	Barclays Annual Report 2007

Table 6: Loans and advances to customers in the UK

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Financial services	21,131	14,011	11,958	8,774	7,721
Agriculture, forestry and fishing	2,220	2,307	2,409	1,963	1,766
Manufacturing	9,388	9,047	8,469	5,684	5,967
Construction	3,542	2,761	3,090	2,285	1,883
Property	10,203	10,010	10,547	7,912	6,341
Government	201	6	6	–	–
Energy and water	2,203	2,360	2,701	802	1,286
Wholesale and retail distribution and leisure	13,800	12,951	12,747	9,356	8,886
Transport	3,185	2,745	2,797	1,822	2,579
Postal and communication	1,416	899	455	440	476
Business and other services	20,485	19,260	15,397	13,439	12,030
Home loans[b]	71,755	64,150	58,730	61,348	61,905
Other personal	26,810	26,088	29,250	26,872	21,905
Overseas customers[c]	–	–	–	–	5,477
Finance lease receivables	4,008	3,923	5,203	5,551	5,587
Loans and advances to customers in the UK	190,347	170,518	163,759	146,248	143,809

The category ‘other personal’ now includes credit cards, personal loans, second liens and personal overdrafts.

The industry classifications in Tables 5-9 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry.

Table 7: Loans and advances to customers in other European Union countries

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Financial services	7,585	5,629	3,982	2,419	1,205
Agriculture, forestry and fishing	141	786	155	280	147
Manufacturing	4,175	3,147	2,254	2,021	1,275
Construction	1,159	639	803	716	609
Property	2,510	2,162	3,299	344	346
Government	–	6	–	–	–
Energy and water	2,425	2,050	1,490	940	409
Wholesale and retail distribution and leisure	1,719	776	952	810	426
Transport	1,933	1,465	1,695	640	566
Postal and communication	662	580	432	111	40
Business and other services	3,801	2,343	3,594	3,795	1,251
Home loans[b]	24,115	18,616	16,488	11,828	10,334
Other personal	3,905	3,672	1,909	1,369	1,769
Overseas customers[c]	–	–	–	–	438
Finance lease receivables	2,403	1,559	1,870	937	212
Loans and advances to customers in other European Union countries	56,533	43,430	38,923	26,210	19,027

See note under Table 6.

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements.

b	Excludes commercial property mortgages.

c	Overseas customers are now classified as part of other industry segments.

Barclays Annual Report 2007	99

Risk management

Statistical information

Table 8: Loans and advances to customers in the United States

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Financial services	29,342	17,516	16,229	9,942	919
Agriculture, forestry and fishing	2	2	1	–	1
Manufacturing	818	519	937	388	341
Construction	18	13	32	139	2
Property	568	1,714	329	394	1
Government	221	153	300	–	–
Energy and water	1,279	1,078	1,261	891	1,358
Wholesale and retail distribution and leisure	398	403	794	466	77
Transport	137	128	148	186	468
Postal and communication	2,446	36	236	63	153
Business and other services	1,053	1,432	885	1,565	220
Home loans[b]	458	349	2	5,768	–
Other personal	3,256	2,022	1,443	845	–
Finance lease receivables	304	312	328	335	33
Loans and advances to customers in the United States	40,300	25,677	22,925	20,982	3,573

See note under Table 6.

Table 9: Loans and advances to customers in Africa

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Financial services	3,472	2,821	4,350	186	27
Agriculture, forestry and fishing	956	889	1,193	102	201
Manufacturing	1,351	1,747	1,501	313	261
Construction	637	591	1,068	76	40
Property	2,433	1,987	1,673	87	40
Government	967	785	625	–	–
Energy and water	356	156	193	184	97
Wholesale and retail distribution and leisure	1,326	1,050	2,774	165	239
Transport	116	354	394	137	41
Postal and communication	231	241	27	52	29
Business and other services	1,285	2,631	1,258	1,012	412
Home loans[b]	15,314	11,223	11,630	214	79
Other personal	6,366	2,976	4,955	190	248
Finance lease receivables	4,357	4,240	1,580	41	45
Loans and advances to customers in Africa	39,167	31,691	33,221	2,759	1,759

See note under Table 6.

Table 10: Loans and advances to customers in the Rest of the World

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Loans and advances	22,702	14,207	13,407	10,520	2,751
Finance lease receivables	118	108	107	74	–
Loans and advances to customers in the Rest of the World	22,820	14,315	13,514	10,594	2,751

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements.

b	Excludes commercial property mortgages.

100	Barclays Annual Report 2007

Risk management

Statistical information

Table 11: Maturity analysis of loans and advances to customers

At 31st December 2007	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending[a]	26,557	15,737	2,453	3,834	8,474	8,358	10,718	11,643	87,774
Other lending to customers in the United Kingdom	4,384	4,717	2,106	3,597	11,517	8,699	19,325	48,228	102,573
Total United Kingdom	30,941	20,454	4,559	7,431	19,991	17,057	30,043	59,871	190,347
Other European Union	4,016	7,665	2,229	3,284	5,842	4,883	8,842	19,772	56,533
United States	3,053	20,205	3,430	5,938	1,904	2,498	2,658	614	40,300
Africa	6,806	4,243	881	1,969	5,568	4,124	2,285	13,291	39,167
Rest of the World	1,085	9,733	1,695	859	2,223	2,586	3,685	954	22,820
Loans and advances to customers	45,901	62,300	12,794	19,481	35,528	31,148	47,513	94,502	349,167

At 31st December 2006	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending [a]	22,923	13,569	2,262	2,850	7,562	8,499	8,349	10,342	76,356
Other lending to customers in the United Kingdom	3,784	4,427	2,110	3,586	11,937	7,459	16,358	44,501	94,162
Total United Kingdom	26,707	17,996	4,372	6,436	19,499	15,958	24,707	54,843	170,518
Other European Union	2,137	6,254	1,744	2,869	4,783	4,397	6,565	14,681	43,430
United States	2,489	11,630	1,689	3,402	1,949	1,871	1,464	1,183	25,677
Africa	2,575	2,471	1,272	2,177	5,212	4,177	3,555	10,252	31,691
Rest of the World	86	6,377	1,015	1,020	1,116	1,465	1,800	1,436	14,315
Loans and advances to customers	33,994	44,728	10,092	15,904	32,559	27,868	38,091	82,395	285,631

Table 12: Loans and advances in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets

	As % of assets	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial industrial and other private sectors £m
At 31st December 2007 United States	2.1	26,249	7,151	6	19,092
At 31st December 2006
United States	1.7	16,579	7,307	89	9,183
At 31st December 2005
United States	2.6	24,274	15,693	–	8,581

At 31st December 2007, 2006 and 2005, there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets.

Note

a	In the UK, finance lease receivables are included in ‘Other lending’, although some leases are to corporate customers.

Barclays Annual Report 2007	101

Risk management

Statistical information

Table 13: Off-balance sheet and other credit exposures as at 31st December

	2007 £m	2006 £m	2005 £m
Off-balance sheet exposures
Contingent liabilities	45,774	39,419	47,143
Commitments	192,639	205,504	203,785
On-balance sheet exposures
Trading portfolio assets	193,691	177,867	155,723
Financial assets designated at fair value held on own account	56,629	31,799	12,904
Derivative financial instruments	248,088	138,353	136,823
Available for sale financial investments	43,072	51,703	53,497

Table 14: Notional principal amounts of credit derivatives as at 31st December

	2007 £m	2006 £m	2005 £m
Credit derivatives held or issued for trading purposes[a]	2,472,249	1,224,548	609,381
Total	2,472,249	1,224,548	609,381

Table 15: Credit risk loans summary

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[b] £m	2003 £m
Impaired loans[c]	8,574	4,444	4,550	n/a	n/a
Non-accruing loans	n/a	n/a	n/a	2,115	2,261
Accruing loans where interest is being suspended with or without provisions	n/a	n/a	n/a	492	629
Other accruing loans against which provisions have been made	n/a	n/a	n/a	943	821
Subtotal	8,574	4,444	4,550	3,550	3,711
Accruing loans which are contractually overdue 90 days or more as to principal or interest	794	598	609	550	590
Impaired and restructured loans	273	46	51	15	4
Credit risk loans	9,641	5,088	5,210	4,115	4,305

Notes

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

b	2004 does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

c	Includes £3,344m of ABS CDO Super Senior exposures.

102	Barclays Annual Report 2007

Table 16: Credit risk loans

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Impaired loans: [b]
United Kingdom	3,605	3,340	2,965	n/a	n/a
Other European Union	472	410	345	n/a	n/a
United States	3,703	129	230	n/a	n/a
Africa	757	535	831	n/a	n/a
Rest of the World	37	30	179	n/a	n/a
Total	8,574	4,444	4,550	n/a	n/a
Non-accrual loans:
United Kingdom	n/a	n/a	n/a	1,509	1,572
Other European Union	n/a	n/a	n/a	243	143
United States	n/a	n/a	n/a	258	383
Africa	n/a	n/a	n/a	74	86
Rest of the World	n/a	n/a	n/a	31	77
Total	n/a	n/a	n/a	2,115	2,261
Accruing loans where interest is being suspended with or without provisions:
United Kingdom	n/a	n/a	n/a	323	559
Other European Union	n/a	n/a	n/a	31	29
Africa	n/a	n/a	n/a	21	37
Rest of the World	n/a	n/a	n/a	117	4
Total	n/a	n/a	n/a	492	629
Other accruing loans against which provisions have been made:
United Kingdom	n/a	n/a	n/a	865	760
Other European Union	n/a	n/a	n/a	27	35
United States	n/a	n/a	n/a	26	–
Africa	n/a	n/a	n/a	21	22
Rest of the World	n/a	n/a	n/a	4	4
Total	n/a	n/a	n/a	943	821
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	676	516	539	513	566
Other European Union	79	58	53	34	24
United States	10	3	–	1	–
Africa	29	21	17	1	–
Rest of the World	–	–	–	1	–
Total	794	598	609	550	590
Impaired and restructured loans:
United Kingdom	179	–	5	2	4
Other European Union	14	10	7	–	–
United States	38	22	16	13	–
Africa	42	14	23	–	–
Total	273	46	51	15	4
Total credit risk loans:
United Kingdom	4,460	3,856	3,509	3,212	3,461
Other European Union	565	478	405	335	231
United States	3,751	154	246	298	383
Africa	828	570	871	117	145
Rest of the World	37	30	179	153	85
Credit risk loans	9,641	5,088	5,210	4,115	4,305

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Includes £3,344m of ABS CDO Super Senior Exposures.

Barclays Annual Report 2007	103

Risk management

Statistical information

Table 17: Potential problem loans

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
United Kingdom	419	465	640	658	989
Other European Union	59	32	26	32	23
United States	964	21	12	27	259
Africa	355	240	248	67	53
Rest of the World	–	3	3	14	3
Potential problem loans[b]	1,797	761	929	798	1,327

Table 18: Interest foregone on credit risk loans

	2007 £m	2006 £m	2005 £m
Interest income that would have been recognised under the original contractual terms
United Kingdom	340	357	304
Rest of the World	91	70	52
Total	431	427	356

Interest income of approximately £48m (2006: £72m, 2005: £29m) from such loans was included in profit, of which £26m (2006: £49m, 2005: £20m) related to domestic lending and the remainder related to foreign lending.

In addition, a further £113m (2006: £98m, 2005: £76m) was recognised arising from impaired loans. Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the expected future cash flows for the purpose of measuring the impairment loss. £93m (2006: £88m, 2005: £70m) of this related to domestic impaired loans and the remainder related to foreign impaired loans.

Table 19: Analysis of impairment/provision charges

	IFRS				UK GAAP
At 31st December	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
Impairment charge/net specific provisions charge
United Kingdom	1,593	1,880	1,382	1,021	1,132
Other European Union	123	92	75	102	37
United States	374	12	76	57	84
Africa	214	143	37	27	21
Rest of the World	2	(53)	4	103	46
Impairment on loans and advances	2,306	2,074	1,574	n/a	n/a
Impairment on available for sale assets	13	86	4	n/a	n/a
Impairment charge	2,319	2,160	1,578	n/a	n/a
Total net specific provisions charge	n/a	n/a	n/a	1,310	1,320
General provisions (release)/charge	n/a	n/a	n/a	(206)	27
Other credit provisions charge/(release)	476	(6)	(7)	(11)	–
Impairment/provision charges	2,795	2,154	1,571	1,093	1,347

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Includes £951m of ABS CDO Super Senior and SIV-lites exposures.

104	Barclays Annual Report 2007

Table 20: Impairment/provisions charges ratios (‘Loan loss ratios’)

	IFRS				UK GAAP
	2007%	2006%	2005%	2004 [a] %	2003%
Impairment/provisions charges as a percentage of average loans and advances for the year:
Specific provisions charge	n/a	n/a	n/a	0.40	0.46
General provisions charge	n/a	n/a	n/a	(0.07)	0.01
Impairment charge	0.64	0.66	0.58	n/a	n/a
Total	0.64	0.66	0.58	0.33	0.47
Amounts written off (net of recoveries)	0.49	0.61	0.50	0.40	0.48

Table 21: Analysis of allowance for impairment/provision for bad and doubtful debts
	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004 [a] £m	2003 £m
Impairment allowance/Specific provisions
United Kingdom	2,526	2,477	2,266	1,683	1,856
Other European Union	344	311	284	149	97
United States	356	100	130	155	121
Africa	514	417	647	70	79
Rest of the World	32	30	123	90	80
Specific provision balances	n/a	n/a	n/a	2,147	2,233
General provision balances	n/a	n/a	n/a	564	795
Allowance for impairment provision balances	3,772	3,335	3,450	2,711	3,028
Average loans and advances for the year	357,853	313,614	271,421	328,134	285,963

Table 22: Allowance for impairment/provision balance ratios
	IFRS				UK GAAP
	2007%	2006%	2005%	2004 [a] %	2003%
Allowance for impairment/provision balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	n/a	n/a	n/a	0.62	0.77
General provision balances	n/a	n/a	n/a	0.16	0.27
Impairment balance	0.97	1.05	1.14	n/a	n/a
Total	0.97	1.05	1.14	0.78	1.04

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2007	105

Risk management

Statistical information

Table 23: Movements in allowance for impairment/provisions charge for bad and doubtful debts

	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004 [a] £m	2003 £m
Allowance for impairment/provision balance at beginning of year	3,335	3,450	2,637	2,946	2,998
Acquisitions and disposals	(73)	(23)	555	21	62
Unwind of discount	(113)	(98)	(76)	n/a	n/a
Exchange and other adjustments	53	(153)	125	(33)	(18)
Amounts written off	(1,963)	(2,174)	(1,587)	(1,582)	(1,474)
Recoveries	227	259	222	255	113
Impairment/provision charged against profit [b]	2,306	2,074	1,574	1,104	1,347
Allowance for impairment/provision balance at end of year	3,772	3,335	3,450	2,711	3,028

Table 24: Amounts written off
	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004 [a] £m	2003 £m
United Kingdom	(1,530)	(1,746)	(1,302)	(1,280)	(1,175)
Other European Union	(143)	(74)	(56)	(63)	(54)
United States	(145)	(46)	(143)	(50)	(215)
Africa	(145)	(264)	(81)	(15)	(13)
Rest of the World	–	(44)	(5)	(174)	(17)
Amounts written off	(1,963)	(2,174)	(1,587)	(1,582)	(1,474)

Table 25: Recoveries
	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004 [a] £m	2003 £m
United Kingdom	154	178	160	217	95
Other European Union	32	18	13	9	7
United States	7	22	15	14	10
Africa	34	33	16	4	1
Rest of the World	–	8	18	11	–
Recoveries	227	259	222	255	113

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Does not reflect the impairment of available for sale assets or other credit risk provisions.

106	Barclays Annual Report 2007

Table 26: Impairment allowances/provision charged against profit

	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004 [a] £m	2003 £m
New and increased impairment allowance/specific provision charge:
United Kingdom	1,960	2,253	1,763	1,358	1,373
Other European Union	192	182	113	131	57
United States	431	60	105	85	118
Africa	268	209	109	47	33
Rest of the World	20	18	39	134	47
	2,871	2,722	2,129	1,755	1,628
Reversals of impairment allowance/specific provision charge:
United Kingdom	(213)	(195)	(221)	(120)	(146)
Other European Union	(37)	(72)	(25)	(20)	(13)
United States	(50)	(26)	(14)	(14)	(24)
Africa	(20)	(33)	(56)	(16)	(10)
Rest of the World	(18)	(63)	(17)	(20)	(2)
	(338)	(389)	(333)	(190)	(195)
Recoveries	(227)	(259)	(222)	(255)	(113)
Net impairment allowance/specific provision charge [b]	2,306	2,074	1,574	1,310	1,320
General provision (release)/charge	n/a	n/a	n/a	(206)	27
Net charge to profit	2,306	2,074	1,574	1,104	1,347

Table 27: Total impairment/specific provision charges for bad and doubtful debts by industry
	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004 [a] £m	2003 £m
United Kingdom:
Financial services	32	64	22	(1)	13
Agriculture, forestry and fishing	–	5	9	–	(3)
Manufacturing	72	1	120	28	79
Construction	14	17	14	10	(23)
Property	36	15	18	(42)	(3)
Energy and water	1	(7)	1	3	13
Wholesale and retail distribution and leisure	118	88	39	66	38
Transport	3	19	(27)	(19)	100
Postal and communication	15	15	3	(1)	1
Business and other services	81	133	45	64	76
Home loans	1	4	(7)	17	9
Other personal	1,187	1,526	1,142	894	757
Overseas customers [c]	–	–	–	–	66
Finance lease receivables	33	–	3	2	9
	1,593	1,880	1,382	1,021	1,132
Overseas	713	194	192	289	188
Impairment/specific provision charges [c]	2,306	2,074	1,574	1,310	1,320

The category ‘other personal’ now includes credit cards, personal loans, second liens and personal overdrafts.

The industry classifications in Tables 27, 28 and 29 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry.

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Does not reflect the impairment of available for sale assets or other credit risk provisions.

c	Overseas customers are now classified as part of other industry segments.

Barclays Annual Report 2007	107

Risk management

Statistical information

Table 28: Allowance for impairment/specific provision for bad and doubtful debts by industry

	IFRS								UK GAAP
	2007		2006		2005		2004[a]		2003
	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial services	103	2.7	67	2.0	26	0.8	7	0.3	12	0.5
Agriculture, forestry and fishing	5	0.1	17	0.5	12	0.3	4	0.2	5	0.2
Manufacturing	65	1.7	85	2.5	181	5.2	37	1.7	58	2.6
Construction	16	0.4	16	0.5	13	0.4	6	0.3	7	0.3
Property	54	1.4	26	0.8	24	0.7	26	1.2	3	0.1
Energy and water	1	–	–	–	18	0.5	23	1.0	27	1.2
Wholesale and retail distribution and leisure	102	2.7	81	2.4	99	2.9	70	3.3	52	2.3
Transport	11	0.3	24	0.7	32	0.9	55	2.6	103	4.6
Postal and communication	25	0.7	12	0.4	2	0.1	13	0.6	15	0.7
Business and other services	158	4.2	186	5.6	102	3.0	105	4.9	121	5.4
Home loans	15	0.4	10	0.3	50	1.4	58	2.7	55	2.5
Other personal [b]	1,915	50.8	1,953	58.6	1,696	49.2	1,265	58.9	1,359	60.9
Overseas customers [c]	–	–	–	–	–	–	–	–	24	1.1
Finance lease receivables	56	1.5	–	–	11	0.3	14	0.7	15	0.7
	2,526	67.0	2,477	74.3	2,266	65.7	1,683	78.4	1,856	83.1
Overseas	1,246	33.0	858	25.7	1,184	34.3	464	21.6	377	16.9
Total	3,772	100.0	3,335	100.0	3,450	100.0	2,147	100.0	2,233	100.0

See note under Table 27.

Table 29: Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	IFRS				UK GAAP	IFRS				UK GAAP
	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m	2007 £m	2006 £m	2005 £m	2004[a] £m	2003 £m
United Kingdom:
Financial services	6	13	2	7	14	1	–	1	3	12
Agriculture, forestry and fishing	5	8	3	2	–	2	1	–	1	1
Manufacturing	83	73	47	79	126	7	21	11	30	8
Construction	23	17	15	13	19	3	2	1	2	14
Property	16	23	4	2	5	10	6	1	69	1
Energy and water	–	1	22	9	15	–	2	–	2	–
Wholesale and retail distribution and leisure	109	120	85	55	45	12	14	25	7	5
Transport	13	11	29	44	5		1	10	15	1
Postal and communication	3	5	15	2	1	–	–	–	1	–
Business and other services	83	124	83	96	58	22	17	14	16	11
Home loans	1	–	2	19	11	1	7	4	5	3
Other personal	1,164	1,351	992	948	790	96	107	92	65	38
Overseas customers [b]	–	–	–	–	82	–	–	–	–	–
Finance lease receivables	24	–	3	4	4	–	–	1	1	1
	1,530	1,746	1,302	1,280	1,175	154	178	160	217	95
Overseas	433	428	285	302	299	73	81	62	38	18
Total	1,963	2,174	1,587	1,582	1,474	227	259	222	255	113

See note under Table 27.

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Overseas customers are now classified as part of other industry segments.

108	Barclays Annual Report 2007

Table 30: Total impairment allowance/(provision) coverage of credit risk loans

	IFRS					UK GAAP
	2007	2006	2005	2004	[a]	2003
	%	%	%	%		%
United Kingdom	56.6	64.2	64.6	68.1		74.2
Other European Union	60.9	65.1	70.1	60.9		71.4
United States	9.5	64.9	52.8	57.0		39.2
Africa	62.1	73.2	74.3	68.4		54.5
Rest of the World	86.5	100.0	68.7	71.9		94.1
Total coverage of credit risk loans	39.1	65.6	66.2	66.9		71.5
Total coverage of credit risk loans excluding ABS CDO Super Senior exposure	55.6	65.6	66.2	66.9		71.5

Table 31: Total impairment allowance/(provision) coverage of potential credit risk lending (CRLs and PPLs)

	IFRS					UK GAAP
	2007	2006	2005	2004	[a]	2003
	%	%	%	%		%
United Kingdom	51.8	57.3	54.6	56.5		57.7
Other European Union	55.1	61.0	65.9	55.6		65.0
United States	7.6	57.1	50.4	52.3		23.4
Africa	43.4	51.5	57.8	43.5		39.9
Rest of the World	86.5	91.0	67.6	65.9		90.9
Total coverage of potential credit risk lending	33.0	57.0	56.2	56.0		54.6
Total coverage of potential credit risk lenders excluding ABS CDO Super Senior exposure	49.0	57.0	56.2	56.0		54.6

Allowance coverage of credit risk loans and potential credit risk loans excluding the drawn ABS CDO Super Senior exposure decreased to 55.6% (31st December 2006: 65.6%) and 49.0% (31st December 2006: 57.0%), respectively. The decrease in these ratios reflected a change in the mix of credit risk loans and potential credit risk loans: unsecured retail exposures, where the recovery outlook is relatively low, decreased as a proportion of the total as the collections and underwriting processes were improved. Secured retail and wholesale and corporate exposures, where the recovery outlook is relatively high, increased as a proportion of credit risk loans and potential credit risk loans.

Allowance coverage of ABS CDO Super Senior credit risk loans was low relative to allowance coverage of other credit risk loans since substantial protection against loss is also provided by subordination and hedges. On ABS CDO Super Senior exposures, the combination of subordination, hedging and writedowns provide protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007.

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2007	109

Risk management

Supervision and regulation

Supervision and regulation

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to rules and regulations, including reserve and reporting requirements and conduct of business requirements, imposed by the relevant central banks and regulatory authorities.

In the UK, the FSA is the independent body responsible for the regulation of deposit taking, life insurance, home mortgages, general insurance and investment business. The FSA was established by the Government and it exercises statutory powers under the Financial Services and Markets Act 2000.

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

The FSA adopts a risk-based approach to supervision. The starting point for supervision of all financial institutions is a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, liquidity and rules of business conduct. Certain of these requirements derive from EU directives as described below.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business and certain types of claims are subject to maximum levels of compensation. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The arrangements for compensating depositors and for dealing with failed banks are currently subject to consultation by the UK Tripartite Authorities – HM Treasury, the FSA and the Bank of England. The Government has committed to presenting proposals for legislation to Parliament on these matters in the course of 2008.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission , the Monetary Authority of Singapore, the China Banking Regulatory Commission and the Reserve Bank of India); Africa and the Middle East (various regulatory authorities including the South African Reserve Bank and the Financial Services Board and the regulatory authorities of the United Arab Emirates) and the United States of America (the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC) and the Securities and Exchange Commission).

In Europe, the UK regulatory agenda is considerably shaped and influenced by the directives emanating from the EU. A number of EU directives have recently been implemented, for example the Capital Requirements Directive and the Markets in Financial Instruments Directive (‘MiFID’). These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework, which continues to evolve, is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays operations in Europe are authorised and regulated by a combination of both home (the FSA) and host regulators.

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

In the United States, Barclays PLC, Barclays Bank PLC, and certain US subsidiaries and branches of the Bank are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays branch operations in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Global Investors, NA is a federally-chartered trust company subject to regulation and examination by the OCC. Barclays Bank Delaware is subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary US federal regulator for the New York and Florida branch operations and also exercises regulatory authority over Barclays other US operations. The regulation of Barclays US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries.

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

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution. See Financial Statement Note 36 for further discussion of competition and regulatory matters.

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

Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the Financial Institution Regulatory Authority or FINRA. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees.

Barclays subsidiaries in the US are also subject to regulation by applicable federal and state regulators of their activities in the asset management, investment advisory, mutual fund and mortgage lending businesses.

110	Barclays Annual Report 2007

Governance

Board and Executive committee	112

Directors’ report	114

Corporate governance report	117

Remuneration report	128

Accountability and audit	143

Barclays Annual Report 2007	111

Board and Executive Committee

1.Marcus Agius

Group Chairman (Age 61)

Marcus joined the Board on 1st September 2006 and succeeded Matthew Barrett as Chairman from 1st January 2007. Marcus is the senior non-executive Director of the BBC and was Chairman of Lazard in London and a Deputy Chairman of Lazard LLC until 31st December 2006. He was formerly Chairman of BAA PLC, a position he held from 2002 until December 2006. Marcus is Trustee to the Board of the Royal Botanic Gardens, Kew and Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. Marcus is Chairman of the Board Corporate Governance and Nominations Committee and a member of the Board HR and Remuneration Committee.

2.David Booth

Non-executive Director (Age 53)

David joined the Board on 1st May 2007. He became a member of the Board Risk Committee on 1st January 2008. He currently manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. David was employed by Morgan Stanley from 1982 to 1992 and again from 1995 to 1997. He held various positions there, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. In 1992-93, he was President and a Director of Discount Corporation of New York. In 1994-95, he was a consultant to Morgan Stanley regarding the relocation of its New York City headquarters. David is also a Trustee of the Brooklyn Botanic Garden and Chair of its Investment Committee.

3.Sir Richard Broadbent

Senior Independent Director (Age 54)

Sir Richard joined the Board in September 2003. He was appointed Senior Independent Director on 1st September 2004. Sir Richard is Chairman of Arriva PLC and was previously the Executive Chairman of HM Customs and Excise from 2000 to 2003. He was formerly a member of the Group Executive Committee of Schroders PLC and a non-executive Director of the Securities Institute. Sir Richard is Chairman of the Board Risk Committee and the Board HR and Remuneration Committee. He is also a member of the Board Corporate Governance and Nominations Committee.

4.Leigh Clifford, AO

Non-executive Director (Age 60)

Leigh joined the Board on 1st October 2004. He joined Rio Tinto in 1970 and was a Director of Rio Tinto PLC from 1994 and Rio Tinto Limited from 1995 and was Chief Executive of the Rio Tinto Group from 2000 until May 2007. Leigh was appointed to the Bechtel Board of Counsellors in May 2007 and as a non-executive Director of Qantas Airways in September 2007. He became Chairman of Qantas in November 2007. He is a member of the Board HR and Remuneration Committee and a member of the Barclays Asia Pacific Advisory Committee.

5.Fulvio Conti

Non-executive Director (Age 60)

Fulvio joined the Board on 1st April 2006. Fulvio is Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, a position he has held since May 2005. He became Chief Financial Officer of Enel SpA in 1999. Fulvio was formerly Chief Financial Officer and General Manager of Telecom Italia and between 1996 and 1998 was General Manager and Chief Financial Officer of

Ferrovie dello Stato, the Italian national railway. From 1991 to 1993 he was head of the accounting, finance, and control department of Montecatini and was subsequently in charge of finance at Montedison-Compart, overseeing the financial restructuring of the group. He has been a non-executive Director of AON Corporation since January 2008. Fulvio is a member of the Board Audit Committee.

6.Dr Daniël Cronjé

Non-executive Director (Age 61)

Daniël joined the Board on 1st September 2005 following the acquisition by Barclays of a majority stake in Absa, where he was Chairman. Daniël joined Absa in 1987 and was formerly Deputy Chief Executive and Group Chief Executive until 1997. He joined Volkskas in 1975 and held various positions in Volkskas Merchant Bank and Volkskas Group. Daniël retired as Chairman of Absa on 1st July 2007 and from the Absa Board on 31st July 2007. He is currently a Director of TSB Sugar RSA Limited and Sappi Limited. He is a member of the Board Risk Committee. Daniël does not intend to seek re-election at the 2008 Annual General Meeting and will therefore leave the Board at the conclusion of the Annual General Meeting in April 2008.

7.Professor Dame Sandra Dawson

Non-executive Director (Age 61)

Sandra joined the Board in March 2003. She is currently KPMG Professor of Management Studies at the University of Cambridge and has been Master of Sidney Sussex College, Cambridge since1999. She is also a Trustee and Director of Oxfam, and is a member of the UK-India Round Table, the Advisory Board of UK India Business Council and Chair of the Executive Steering Committee of the Advanced Institute of Management. Until September 2006, Sandra was Director of the Judge Business School at Cambridge, a position she had held since 1995. Sandra has held a range of non-executive posts in organisations including Rand Europe (UK), JP Morgan Fleming Claverhouse Investment Trust, and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Board. She is a member of the Board Audit Committee.

8.Sir Andrew Likierman

Non-executive Director (Age 64)

Sir Andrew joined the Board on 1st September 2004. He was previously Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. He is Professor of Management Practice in Accounting at the London Business School and a non-executive Director of the Bank of England. Sir Andrew was formerly a non-executive Director and Chairman of MORI Group Limited. He is also a non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust and non-executive Chairman of Applied Intellectual Capital PLC. Sir Andrew is a member of the Board Audit and Board Risk Committees.

9.Sir Michael Rake

Non-executive Director (Age 60)

Sir Michael was appointed to the Board with effect from 1st January 2008. He also became a member of the Board Audit Committee. Sir Michael is a former Chairman of KPMG International and is currently Chairman of BT Group plc and Chairman of the UK Commission for Employment and Skills. He is also a Director of The McGraw-Hill Companies and the Financial Reporting Council. Sir Michael was Chairman of Business in the Community from 2004 to 2007.

112	Barclays Annual Report 2007

10.Sir Nigel Rudd, DL

Deputy Chairman

Non-executive Director (Age 61)

Sir Nigel joined the Board in February 1996 and was appointed Deputy Chairman on 1st September 2004. He is non-executive Chairman of Pendragon PLC and BAA Limited. He is also a non-executive Director of BAE Systems PLC and Sappi Limited. He was formerly Chairman of Alliance Boots PLC, a position he held until June 2007. He is a member of the Board Corporate Governance and Nominations Committee and also chairs the Group’s Brand and Reputation Committee.

11.Stephen Russell

Non-executive Director (Age 62)

Stephen joined the Board in October 2000 on completion of the acquisition of Woolwich PLC. He was Chief Executive of Boots Group PLC from 2000 until 2003, having worked for Boots since 1967. Stephen is a trustee of St. John’s Ambulance and Tommy’s the Baby Charity and is on the Council of Nottingham University. He joined the Board of Network Rail as a non-executive Director in September 2007 and became Chairman of Business Control Solutions Group in October 2007. Stephen is Chairman of the Board Audit Committee and is a member of the Board Risk and Board Corporate Governance and Nominations Committees.

12.Sir John Sunderland

Non-executive Director (Age 62)

Sir John joined the Board on 1st June 2005. He has been Chairman of Cadbury Schweppes PLC since May 2003. Sir John joined Cadbury Schweppes in 1968 and was appointed Chief Executive in September 1996. He is President of the Chartered Management Institute and Deputy President of the CBI, having retired as President on 31st December 2006. He is a former President of both ISBA (the Incorporated Society of British Advertisers) and the Food and Drink Federation. Sir John is a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Advisory Board Member of Trinsum Group and an Association Member of BUPA. He is a member of the Board HR and Remuneration and Board Corporate Governance and Nominations Committees.

13.Patience Wheatcroft

Non-executive Director (Age 56)

Patience was appointed to the Board on 1st January 2008. An established financial journalist and national newspaper editor, Patience is a former Editor of The Sunday Telegraph and was Business and City Editor of The Times between 1997 and 2006. She is a non-executive Director of Shaftesbury PLC, a member of the UK/India Round Table and a member of the British Olympic Association Advisory Board.

14.John Varley

Group Chief Executive

Executive Director and Chairman of Executive Committee (Age 51)

John was appointed as Group Chief Executive on 1st September 2004, prior to which he had been Group Deputy Chief Executive from 1st January 2004. He held the position of Group Finance Director from 2000 until the end of 2003. John joined the Executive Committee in September 1996 and was appointed to the Board in June 1998. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998. He is Chairman of Business Action on Homelessness, President of the Employer’s Forum on Disability and a member of the International Advisory Panel of the Monetary Authority of Singapore. John is also a non-executive Director of AstraZeneca PLC.

15.Robert E Diamond Jr

President, Barclays PLC and CEO, Investment Banking and Investment Management

Executive Director and member of Executive Committee (Age 56)

Bob was appointed President of Barclays and became an executive Director on 1st June 2005. He is responsible for the Investment Banking and Investment Management business of the Barclays Group. He has been a member of the Executive Committee since September 1997. He joined Barclays in July 1996 from CSFB, where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange. Bob is Chairman of Old Vic Productions PLC.

16.Gary Hoffman

Group Vice-Chairman

Executive Director (Age 47)

Gary was appointed as Group Vice-Chairman in July 2006. He was formerly Chairman of UK Banking and of Barclaycard and prior to that was Chief Executive of Barclaycard. He joined the Board on 1st January 2004. As Group Vice-Chairman, Gary is accountable on the Board for a range of responsibilities including Corporate Sustainability, Public Policy, Equality and Diversity, leading the Group’s response to the FSA’s Treating Customers Fairly initiative, chairing the Group’s Governance and Control Committee and franchise health with customers, employees and communities. Gary joined the Group in 1982. Gary is also a non-executive Director of Trinity Mirror PLC.

17.Christopher Lucas

Group Finance Director

Executive Director and member of Executive Committee (Age 47)

Chris joined the Board on 1st April 2007. Chris came from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. He was Global Relationship Partner for Barclays for the 1999-2004 financial years and subsequently held similar roles for other global financial services organisations. Chris has worked across financial services for most of his career, including three years in New York as Head of the US Banking Audit Practice of PricewaterhouseCoopers LLP.

18.Frederik (Frits) Seegers

Chief Executive, Global Retail and Commercial Banking

Executive Director and member of Executive Committee (Age 49)

Frits was appointed as Chief Executive of Global Retail and Commercial Banking and became an executive Director on 10th July 2006. He is responsible for all Barclays retail and commercial banking operations globally, including UK Retail Banking, Barclays Commercial Bank, International Retail and Commercial Banking and Barclaycard. He is also a non-executive Director of Absa Group Limited. Frits joined the Board from Citigroup, where he previously held a number of senior positions, latterly CEO Global Consumer Group with a remit covering all retail operations in Europe, Middle East and Africa. He was also a member of the Citigroup Operating Committee and the Citigroup Management Committee.

19.Paul Idzik

Chief Operating Officer

Member of Executive Committee (Age 47)

Paul joined the Executive Committee and became Chief Operating Officer in November 2004. He is also Chairman of the Group Operating Committee. Paul was formerly Chief Operating Officer of Barclays Capital. He joined Barclays Capital in August 1999 following a career with Booz Allen & Hamilton, where he was a partner and senior member of the Financial Institutions Practice.

Barclays Annual Report 2007	113

Directors’ report

Directors’ report

Profit Attributable

The profit attributable to equity shareholders of Barclays PLC for the year amounted to £4,417m, compared with £4,571m in 2006.

Dividends

The final dividends for the year ended 31st December 2007 of 22.5p per ordinary share of 25p each and 10p per staff share of £1 each have been agreed by the Directors. The final dividends will be paid on 25th April 2008 in respect of the ordinary shares registered at the close of business on 7th March 2008 and in respect of the staff shares so registered on 31st December 2007. With the interim dividends of 11.5p per ordinary share and of 10p per staff share that were paid on 1st October 2007, the total distribution for 2007 is 34.0p (2006: 31.0p) per ordinary share and 20p (2006: 20p) per staff share. The dividends for the year absorb a total of £2,253m (2006: £1,973m).

Dividend Reinvestment Plan

Ordinary shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The plan is available to all ordinary shareholders provided that they do not live in, and are not subject to the jurisdiction of, any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the plan and a mandate form should contact The Plan Administrator to Barclays at Aspect House, Spencer Road, Lancing BN99 6DA. Those wishing to participate for the first time in the plan should send their completed mandate form to The Plan Administrator so as to be received by 4th April 2008 for it to be applicable to the payment of the final dividend on 25th April 2008. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share Capital

During the year Barclays PLC purchased in the market for cancellation 299,547,510 of its ordinary shares of 25p each, at a total cost of £1,802,173,355, in order to minimise the dilutive effect on existing shareholders of the issuance of a total of 336,805,556 Barclays ordinary shares to Temasek Holdings and China Development Bank. These transactions represent 4.5% of the issued share capital at 31st December 2007. As at 27th February 2008 (the latest practicable date for inclusion in this report), the Company had an unexpired authority to repurchase shares up to a maximum of 645.1 million ordinary shares.

The issued ordinary share capital was increased by 65.5m ordinary shares during the year as a result of the exercise of options under the Sharesave and Executive Share Option Schemes. At 31st December 2007 the issued ordinary share capital totalled 6,600,181,801 shares. Ordinary shares represent 99.99% of the total issued share capital and Staff shares represent the remaining 0.01% as at 31st December 2007.

The Barclays PLC Memorandum and Articles of Association, a summary of which can be found in the Shareholder Information section on pages 269-270, contain the following details, which are incorporated into this report by reference:

–	The structure of the Company’s capital, including the rights and obligations attaching to each class of shares.

–	Restrictions on the transfer of securities in the Company, including limitations on the holding of securities and requirements to obtain approvals for a transfer of securities.

–	Restrictions on voting rights.

–

The powers of the Directors, including in relation to issuing or buying back shares in accordance with the Companies Act 1985. It will be proposed at the 2008 AGM that the Directors be granted new authority to allot under the Companies Act 1985.

–	Rules that the Company has about the appointment and removal of Directors or amendments to the Company’s Articles of Association.

Employee Benefit Trusts (‘EBTs’) operate in connection with certain of the Group’s Employee Share Plans (‘Plans’). The Trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. Further information on the EBTs’ voting policy can be found on page 132.

Substantial Shareholdings

As at 27th February 2008, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

China Development Bank
(via its subsidiary Upper Chance Group Ltd)	3.02%
Legal & General Group plc	4.02%
Lloyds TSB Group Plc	5.01%

Substantial shareholders do not have different voting rights from those of other shareholders. As at 27th February 2008, the Company had been notified that Lloyds TSB Group Plc held voting rights over 329,648,746 of its ordinary shares, amounting to 5.01% of the Company’s total voting rights, as shown above.

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the Board members are set out on pages 112 and 113.

Chris Lucas joined the Board as Group Finance Director on 1st April 2007 and Naguib Kheraj left the Board on 31st March 2007.

David Booth joined the Board as a non-executive Director on 1st May 2007 and Patience Wheatcroft and Sir Michael Rake were appointed as non-executive Directors with effect from 1st January 2008.

Retirement and Re-election of Directors

In accordance with its Articles of Association, one-third (rounded down) of the Directors of Barclays PLC are required to retire by rotation at each Annual General Meeting (AGM), together with Directors appointed by the Board since the last AGM. The retiring Directors are eligible to stand for re-election. In addition, the UK Combined Code on Corporate Governance (the Code), recommends that every Director should seek re-election by shareholders at least every three years.

114	Barclays Annual Report 2007

The Directors retiring by rotation at the 2008 AGM and offering themselves for re-election are Fulvio Conti, Gary Hoffman and Sir John Sunderland. Sir Nigel Rudd retires annually as recommended by the Code and is offering himself for re-election. In addition, David Booth, Sir Michael Rake and Patience Wheatcroft, who were appointed as Directors since the last AGM, will be offering themselves for re-election at the 2008 AGM. Danie Cronjé is retiring at the AGM and is not offering himself for re-election.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2007 are shown on page 142.

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the Remuneration report on pages 128 to 142 and in Note 42 to the accounts.

Directors’ Indemnities

The Board believes that it is in the best interests of the Group to attract and retain the services of the most able and experienced Directors by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the applicable statutory provisions. Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were accordingly in force during the course of the financial year ended 31st December 2007 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Activities

Barclays PLC Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates through branches, offices and subsidiaries in the UK and overseas.

Community Involvement

Barclays has an extensive community programme covering many countries around the world. The Group provides funding and support to over 7,140 charities and voluntary organisations, ranging from small, local charities, like Passage (UK), to international organisations like the Red Cross. We also have a very successful employee programme which in 2007 saw more than 43,700 employees and pensioners worldwide taking part in Barclays-supported volunteering, giving and fundraising activities. Further information on our community involvement is given on pages 58 and 60.

The total commitment for 2007 was £52.4m (2006: £46.5m). The Group committed £38.9m in support of the community in the UK (2006: £39.6m) and £13.5m was committed in international support (2006: £6.9m). The UK commitment includes £30.4m of charitable donations (2006: £35.2m).

Political Donations

The Group did not give any money for political purposes in the UK nor did it make any donations to EU political organisations or incur any EU political expenditure during the year. Absa Group Limited, in which the Group acquired a majority stake in 2005, made donations totalling £170,142 in 2007 (2006: £212,729) in accordance with its policy of making political donations to the major South African political parties to support the development of democracy in South Africa. The Group made no other political donations in 2007.

At the AGM in 2007, shareholders gave a limited authority for Barclays Bank PLC to make political donations and incur political expenditure, within an agreed limit, as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. This was similar to an authority given by shareholders in 2006. This authority, which has not been used, expires at the conclusion of the AGM held this year, or, if earlier, 26th July 2008. The Companies Act 2006 largely restates the provisions of The Political Parties, Elections and Referendums Act 2000. The risk of inadvertently breaching the Companies Act 2006 remains and the Directors consider it prudent to seek a similar authority from shareholders. A resolution to authorise Barclays PLC and its subsidiaries to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £125,000 is therefore being proposed at the Barclays PLC 2008 AGM.

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

Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues that are important to them. An annual Employee Opinion Survey is undertaken with results being reported to the Board HR and Remuneration Committee, all employees and to Unite (Amicus section), our recognised union in the UK. Roadshows and employee forums also take place.

In addition, Barclays undertakes regular and formal Group, business unit and project specific consultations with Unite (Amicus section).

Diversity and Inclusion

The diversity agenda at Barclays seeks to include customers, colleagues and suppliers. Our objective is to recruit and retain the best people, regardless of (but not limited to) race, religion, age, gender, sexual orientation or disability. We strive to ensure our workforce reflects the communities in which we operate and the international nature of the organisation. We recognise that diversity is a key part of responsible business strategy in support of our increasingly global business.

Barclays is committed to providing additional support to employees with disabilities and making it easier for them to inform us of their specific requirements, including the introduction of a dedicated intranet site and disability helpline. Through our Reasonable Adjustments Scheme, appropriate assistance can be given, including both physical workplace adjustments, and relevant training and access to trained mentors is also provided for disabled employees. A wide range of recruitment initiatives have been taken to increase the number of people with disabilities working in Barclays.

Health and Safety

Barclays is committed to ensuring the health, safety and welfare of our employees and to providing and maintaining safe working conditions. Barclays regards legislative compliance as a minimum and, where appropriate, we seek to implement higher standards. Barclays also recognises its responsibilities towards all persons on its premises, such as contractors, visitors and members of the public, and ensures, so far as is reasonably practicable, that they are not exposed to significant risks to their health and safety.

Barclays regularly reviews its Statement of Health and Safety Commitment, issued with the authority of the Board and which applies to all business areas in which Barclays has operational control. In this statement Barclays commits to:

•	demonstrate personal leadership that is consistent with this commitment;

•	provide the appropriate resources to fulfil this commitment;

•	carry out risk assessments and take appropriate actions to mitigate the risks identified;

•	consult with our employees on matters affecting their health and safety;

•	ensure that appropriate information, instruction, training and supervision are provided;

•	appoint competent persons to provide specialist advice; and

•	review Barclays Health and Safety Group Process and the Statement of Commitment, at regular intervals.

Barclays Annual Report 2007	115

Directors’ report

Barclays monitors its health and safety performance using a variety of measurements on a monthly basis and the Board HR and Remuneration Committee receives annual reports on health and safety performance from the Human Resource Director. As part of its Partnership Agreement with Unite (Amicus section), Barclays currently funds full time Health and Safety Representatives.

Creditors’ Payment Policy

Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, in a timely manner. It is the Group’s practice to agree terms with suppliers when entering into contracts. We negotiate with suppliers on an individual basis and meet our obligations accordingly. The Group does not follow any specific published code or standard on payment practice.

Paragraph 12(3) of Schedule 7 of the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared in accordance with International Financial Reporting Standards. The components for the trade creditor calculation are not easily identified. However, by identifying as closely as possible the components that would be required if Schedule 4 of the Companies Act 1985 applied, the trade creditor payment days for Barclays Bank PLC for 2007 were 27 days (2006: 28 days). This is an arithmetical calculation and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

Financial Instruments

The Group’s financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out in pages 61 to 92 under the headings, ‘Barclays approach to risk management’, ‘Credit Risk Management’, ‘Market risk management’, ‘Liquidity Management’ and ‘Derivatives’ and in Note 14 and Notes 45 to 48 to the accounts.

Events after the Balance Sheet Date

On 3rd March 2008, Barclays entered into an agreement with Petropavlovsk Finance (Limited Liability Society) to acquire 100% of the Russian bank, Expobank, for a consideration of approximately $745m (£373m). The transaction is expected to close in summer 2008 after the receipt of appropriate regulatory approvals. Expobank focuses principally on Western Russia, with a substantial presence in Moscow and St Petersburg. Founded in 1994, it has grown rapidly and comprises a blend of retail and commercial banking, operating 32 branches and dealing with a range of corporate and wholesale clients. As at 31st December 2007, Expobank had net assets of $186m (£93m).

The Auditors

The Board Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on pages 122 and 123 and Note 9 to the accounts. Having reviewed the independence and effectiveness of the external auditors, the Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed. PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2008 AGM.

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

The Annual General Meeting and

Class Meeting of Ordinary Shareholders

The Barclays PLC AGM will be held at The Queen Elizabeth II Conference Centre on Thursday 24th April 2008. The Notice of AGM is included in a separate document sent to shareholders with this report. A summary of the resolutions being proposed at the 2008 AGM is set out below:

Ordinary Resolutions

–	To receive the Directors’ and Auditors’ Reports and the audited accounts for the year ended 31st December 2007.

–	To approve the Directors’ Remuneration Report for the year ended 31st December 2007.

–	To re-elect the following Directors:

–	David Booth;

–	Sir Michael Rake;

–	Patience Wheatcroft;

–	Fulvio Conti;

–	Gary Hoffman;

–	Sir John Sunderland; and

–	Sir Nigel Rudd.

–	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.

–	To authorise the Directors to set the remuneration of the Auditors.

–	To authorise Barclays PLC and its subsidiaries to make EU political donations and incur EU political expenditure.

–	To renew the authority given to the Directors to allot securities.

Special Resolutions

–	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.

–	To renew the Company’s authority to purchase its own shares.

–	To authorise the purchase of staff shares.

–	To create preference shares.

–	To adopt new Articles of Association.

A Class Meeting of ordinary shareholders will be held at the conclusion of the AGM to consider an extraordinary resolution approving the creation of preference shares.

This is only a summary of the business to be transacted at the meetings and you should refer to the Notice of Shareholder Meetings for full details.

By order of the Board

Lawrence Dickinson
Company Secretary
7th March 2008

116	Barclays Annual Report 2007

Corporate governance

Corporate governance report

Group Chairman’s Introduction

I am pleased to report to you on the activities of the Board and its Committees over the past 12 months, my first year as Group Chairman. It has been an eventful and busy year but we have continued to apply the high standards of corporate governance that we set both for ourselves as a Board and for our Company.

Since I last reported to you, there have been a number of changes to the Board. Chris Lucas succeeded Naguib Kheraj as Group Finance Director in April 2007 and we have significantly strengthened the independent non-executive presence on the Board with the appointments of David Booth, Sir Michael Rake and Patience Wheatcroft.

We report below on how we have complied in 2007 with the UK Combined Code on Corporate Governance (the Code). We are committed to promoting good corporate governance. We seek to be at the forefront of global best practice and to respond, in a timely fashion, to corporate governance developments. To gain a greater understanding of the corporate governance framework within Barclays I encourage you to read ‘Corporate Governance in Barclays’, which is available from our website.

Marcus Agius
Group Chairman
7th March 2008

Statements of Compliance

UK Combined Code on Corporate Governance

As Barclays is listed on the London Stock Exchange we comply with the UK Combined Code on Corporate Governance (the Code). The Code was revised in June 2006 and the revised Code applied to Barclays with effect from 1st January 2007. For the year ended 31st December 2007, we have complied with the relevant provisions set out in section 1 of the Code and applied the principles of the Code as described in this report.

NYSE Corporate Governance Rules

Barclays has American Depositary Receipts listed on the New York Stock Exchange (NYSE) and is therefore subject to the NYSE’s Corporate Governance rules (NYSE Rules). As a non-US company listed on the NYSE, we are exempt from most of the NYSE Rules, which domestic US companies must follow. We are required to provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules and also to disclose any significant ways in which our corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As our main listing is on the London Stock Exchange, we follow the UK’s Combined Code. Key differences between the NYSE Rules and the Code are set out later in this report.

Barclays Annual Report 2007	117

Corporate governance

Corporate governance report

Corporate Governance Framework

The overall governance framework within which the Group operates is set out above. Details of the Group’s risk management framework can be found on pages 65 to 96.

The Board manages the Company on behalf of the shareholders. In order to run the business effectively, the Board delegates responsibility for the day-to-day management of the Company to the Group Chief Executive, who is supported by the Executive Committee, which he chairs. The Executive Committee is supported by various management committees, including the Disclosure Committee. Details of the Disclosure Committee are set out on page 125. The rest of this report describes the way in which the Board and its Committees operate within the governance framework.

The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: http://www.aboutbarclays.com

There are eight scheduled Board meetings each year. One of these meetings is a day and a half off-site meeting for the purposes of considering and approving the Group’s strategy. The Group Chairman meets privately with the non-executive Directors before each scheduled Board meeting in order to brief them on the business of the meeting and identify any shared areas of concern. In addition to the scheduled Board meetings in 2007, there were a further 13 Board meetings held in relation to the proposed merger with ABN AMRO and ten meetings of a specially appointed Committee of the Board (the ‘Transaction Committee’), comprising the Group Chairman, Group Chief Executive, Deputy Chairman and Senior Independent Director, which was established for the purpose of overseeing the proposed merger with ABN AMRO and considering various aspects of the proposed transaction. Attendance at the additional Board meetings, which were often called at short notice, was 88.1%. Attendance at the Transaction Committee was 100%.

Scheduled Board and Committee meetings are arranged well in advance to ensure, as far as possible, that Directors can manage their time commitments. All Directors are provided with supporting papers and relevant information for each meeting and are expected to attend, unless there are exceptional circumstances that prevent them from doing so. Attendance at the scheduled Board meetings is set out on page 121. Reasons for non-attendance are generally prior business or personal commitments. In the event that a Director is unable to attend a meeting, they will still receive the papers for the meeting and will normally discuss any matters they wish to raise with the Chairman of the meeting to ensure their views are taken into account. In addition, all Directors are able to discuss any issues with the Group Chairman and Group Chief Executive at any time. In the case of Leigh Clifford, who was unable to attend two meetings of the Board HR and Remuneration Committee in 2007 because of other commitments, including his relocation to Australia following his retirement as Chief Executive of Rio Tinto, he received the papers for the meetings he was unable to attend and provided comments to the Committee Chairman ahead of both meetings. In 2007, all Directors contributed the time necessary to discharge their responsibilities to the Board.

The Group Chairman works closely with the Company Secretary to ensure that accurate, timely and clear information flows to the Board. Supporting papers for scheduled meetings are distributed the week before each meeting. Directors may also access electronic copies of meeting papers and other key documents quickly and securely via a dedicated Directors’ Intranet. Examples include past and current Board and Committee papers, reports, minutes, press coverage, analyst reports and material from training sessions. All Directors have access to the services of the Company Secretary and his team, and can take independent professional advice on request, at the Company’s expense.

118	Barclays Annual Report 2007

The Board

Role of the Board

Under UK company law, Directors must act in a way they consider, in good faith, would be most likely to promote the success of Barclays for the benefit of the shareholders as a whole. In doing so, the Directors must have regard (amongst other matters) to:

–	the likely consequences of any decision in the long-term;

–	the interests of Barclays employees;

–	the need to foster Barclays business relationships with suppliers, customers and others;

–	the impact of Barclays operations on the community and the environment;

–	the desirability of Barclays maintaining a reputation for high standards of business conduct; and

–	the need to act fairly as between shareholders of Barclays.

The role and responsibilities of the Barclays Board, which encompass the duties of Directors described above, are set out in Corporate Governance in Barclays. The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. It therefore determines the goals and policies of the Group to deliver such long-term value, providing overall strategic direction within a framework of rewards, incentives and controls. The Board aims to ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives.

The Board is also responsible for ensuring that management maintains a system of internal control that provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In carrying out this responsibility, the Board has regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences. There is a formal schedule of matters reserved for the Board’s decision, which is summarised in the panel above right.

The chart below left illustrates how the Board allocated its time at its eight scheduled meetings during 2007. If the additional meetings relating to the proposed merger with ABN AMRO are taken into account, 49% of the Board’s time in 2007 was spent on M&A. A typical Board meeting receives reports from the Group Chief Executive and Group Finance Director and will also be presented with an update on the execution of strategy in one or two of the main businesses and functions. It will also receive reports from each of the principal Board Committees and may also receive a report from the Company Secretary on any relevant corporate governance matters.

Summary of matters reserved for the Board

–	Approval of interim and final financial statements, dividends and any significant change in accounting policies or practices.

–	Approval of strategy.

–	Major acquisitions, mergers or disposals.

–	Major capital investments and projects.

–	Board appointments and removals.

–	Role profiles of key positions on the Board.

–	Terms of reference and membership of Board Committees.

–	Remuneration of auditors and recommendations for appointment or removal of auditors.

–	Changes relating to capital structure or status as a PLC.

–	Approval of all circulars, prospectuses and significant press releases.

–	Principal regulatory filings with stock exchanges.

–	Rules and procedures for dealing in Barclays securities.

–	Any share dividend alternative.

–	Major changes in employee share schemes.

–	Appointment (or removal) of company secretary.

Board structure and composition

The roles of the Group Chairman and Group Chief Executive are separate. The Group Chairman’s main responsibility is to lead and manage the work of the Board to ensure that it operates effectively and fully discharges its legal and regulatory responsibilities. The Board has delegated the responsibility for the day-to-day management of the Group to the Group Chief Executive, who is responsible for recommending strategy to the Board, leading the executive Directors and for making and implementing operational decisions.

The Board of Directors has collective responsibility for the success of the Group. However, executive Directors have direct responsibility for business operations, whereas non-executive Directors are responsible for bringing independent judgement and scrutiny to decisions taken by the Board, providing objective challenge to management. The Board can draw on the wide range of skills, knowledge and experience they have built up as Directors of other companies, as business leaders, in government or in academia. It is the intention to have a broad spread of geographical experience represented on the Board. The chart below right illustrates the geographical experience of the current non-executive Directors.

Barclays has adopted a Charter of Expectations, which sets out, in detail, the roles of each of the main positions on the Board including that of the Group Chairman, Deputy Chairman, Senior Independent Director and both non-executive and executive Directors. Sir Richard Broadbent continued in the role of Senior Independent Director in 2007. The Senior Independent Director is an additional contact point for shareholders and also monitors the performance of the Group Chairman on behalf of the Board. Sir Nigel Rudd continued in the role of Deputy Chairman during 2007.

The Charter of Expectations, including role profiles for key Board positions, is available from: http://www.aboutbarclays.com

Barclays Annual Report 2007	119

Corporate governance

Corporate governance report

There is a strong independent element on the Board and, in line with the recommendations of the Code, at least half the Board are independent non-executive Directors. At the date of this report, the Board is comprised of the Group Chairman, five executive Directors and 12 non-executive Directors. The balance of the Board is illustrated by the chart below left.

The Board Corporate Governance and Nominations Committee is responsible for reviewing the composition and balance of the Board and its principal Committees and for recommending to the Board the appointment of new Directors. These regular reviews aim to ensure that there is an appropriate mix of skills and experience on the Board, taking into account the need to progressively refresh the Board. Details of the experience and skills of each of the current Directors are set out in their biographies on pages 111 to 113. The length of tenure of the current non-executive Directors is illustrated by the chart below right.

All Directors are required to seek re-election every three years and any Directors appointed during the year seek re-election at the next annual general meeting (AGM). Sir Nigel Rudd, who has served on the Board since 1996, seeks re-election annually. These periods are in line with the recommendations of the Code. Details of Directors proposed for re-election are given in the Notice of Shareholder Meetings, which is enclosed separately with this Report.

Executive Directors are allowed to serve on one other listed company board, in addition to their role at Barclays.

Independence of non-executive Directors

The Code sets out circumstances which the Board may find relevant when determining the independence of a non-executive Director. The Board considers that the following behaviours, as set out in our Charter of Expectations, are essential for the Board to conclude an individual is independent:

–	provides objective challenge to management;

–	is prepared to challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation;

–	questions intelligently, debates constructively, challenges rigorously and decides dispassionately;

–	is willing to stand up and defend their own beliefs and viewpoints in order to support the ultimate good of the organisation; and

–	has a good understanding of the organisation’s business and affairs to enable them properly to evaluate the information and responses provided by management.

The Board considers non-executive Director independence on an annual basis, as part of each Director’s performance review.

The Corporate Governance and Nominations Committee and subsequently the Board reviewed the independence of non-executive Directors in early 2008 and concluded that each of them continues to demonstrate these essential behaviours. In determining that each of the non-executive Directors remains independent, the Board considered in particular the following:

–

Sir Nigel Rudd has served as a non-executive Director since 1996. The Code suggests that length of tenure is a factor to consider when determining independence. As recommended by the Code, it is our policy that any Director who serves for more than nine years should seek annual re-election by shareholders and that all Directors subject to re-election should undergo a rigorous performance evaluation.

–

At the time of his appointment to the Board, Dr Danie Cronjé was Chairman of Absa. The Code suggests that such a business relationship is a factor to be considered by the Board when determining independence. The Code further suggests that cross-directorships may affect independence. Sir Nigel Rudd and Dr Cronjé are both non-executive Directors of Sappi Limited. Dr Cronjé retired as Chairman of Absa and left the Absa Board in 2007 and will not submit himself for re-election as a Director of Barclays when he retires at the 2008 AGM.

As a result of the annual performance review, the Board concluded that Sir Nigel Rudd and Dr Cronjé both continue to demonstrate the essential characteristics of independence expected by the Board. Sir Nigel’s length of service, and his resulting experience and knowledge of Barclays, is viewed by the Board as being especially valuable, particularly as only one other non-executive Director has served for more than six years and the Board continues to be regularly refreshed.

All Directors must report any changes in their circumstances to the Board and the Board reserves the right to terminate the appointment of a non-executive Director if there are any material changes in their circumstances that may conflict with their commitments as a Barclays Director or that may impact on their independence.

120	Barclays Annual Report 2007

Board and Committee Membership and Attendance

The table below sets out attendance of Directors at scheduled Board and Committee meetings in 2007.

	Independent	Board	Board Audit Committee	Board HR & Remuneration Committee	Board Corporate Governance & Nominations Committee	Board Risk Committee
Number of scheduled meetings		8	8	4	2	4
Group Chairman
Marcus Agius	OA	8	–	4	2	–

Executive Directors
John Varley (Group Chief Executive)	ED	8	–	–	–	–
Robert E Diamond Jr	ED	8	–	–	–	–
Gary Hoffman	ED	8	–	–	–	–
Chris Lucas (joined the Board 1st April 2007)	ED	6	–	–	–	–
Frits Seegers	ED	8	–	–	–	–
Naguib Kheraj (left the Board 31st March 2007)	ED	2	–	–	–	–

Non-executive Directors
David Booth (joined the Board 1st May 2007)	I	5	–	–	–	–
Sir Richard Broadbent (Senior Independent Director)	I	8	–	4	2	4
Leigh Clifford	I	7	–	2	–	–
Fulvio Conti	I	7	6	–	–	–
Dr Danie Cronjé	I	8	–	–	–	4
Professor Dame Sandra Dawson	I	8	8	–	–	–
Sir Andrew Likierman	I	8	8	–	–	4
Sir Nigel Rudd (Deputy Chairman)	I	8	–	–	2	–
Stephen Russell	I	8	8	–	2	4
Sir John Sunderland	I	8	–	4	2	–

Key

OA	Independent on appointment

ED	Executive Director

I	Independent non-executive Director

Board Committees

In order for the Board to carry out its functions, and to ensure independent oversight of internal control and risk management, certain aspects of its role are delegated to Board Committees, whose members are non-executive Directors. The specific matters for which delegated authority has been given are set out in each Board Committee’s terms of reference, which are reviewed annually.

The Board has delegated authority to four principal Board Committees:

–	Board Audit Committee

–	Board Risk Committee

–	Board Corporate Governance and Nominations Committee

–	Board HR and Remuneration Committee

The Board appoints Committee members on the recommendation of the Board Corporate Governance and Nominations Committee, which regularly reviews Committee composition and balance and the need for refreshment. The number of scheduled meetings held and attendance at the Committee meetings is set out above in ‘Board and Committee Membership and Attendance’. The Board Committees report on their activities on the following pages.

Barclays Annual Report 2007	121

Corporate governance

Corporate governance report

Board Audit Committee

Stephen Russell (Chairman)

Fulvio Conti

Professor Dame Sandra Dawson

Sir Andrew Likierman

Sir Michael Rake (from 1st January 2008)

Secretary: Lawrence Dickinson

The Board Audit Committee terms of reference are available from the Corporate Governance section at: http://www.aboutbarclays.com

There are a number of regular attendees at each meeting, including the Group Chief Executive, Group Finance Director, Barclays Internal Audit Director, Barclays Risk Director, Barclays General Counsel and the lead external audit partner. The Board Audit Committee members meet with the external auditors and the Barclays Internal Audit Director, without management present, as part of most Committee meetings. Sir Andrew Likierman continued in his role as ‘financial expert’ as defined by the US Sarbanes-Oxley Act of 2002 and has ‘recent and relevant financial experience’ as recommended by the Code, as a result of his accountancy background and his career with HM Treasury. Since the year end, Sir Michael Rake, a former Chairman of KPMG International, has been appointed a member of the Committee.

Activities in 2007

The chart below illustrates how the Committee spent its time in 2007. During 2007, the Committee:

–	considered control issues of Group level significance for different areas of the business;

–

received reports on the control environment in each of the following areas: Barclaycard, BGI, Barclays Commercial Bank, Western Europe, Emerging Markets, GRCB IT, UK Retail Banking and Barclays Capital;

–	reviewed the effectiveness and independence of the Group statutory auditor;

–	monitored the performance of the Internal Audit function;

–	reviewed internal control and risk management systems;

–	considered the provision of non-audit services by the Group statutory auditor – more details can be found in the panel opposite;

–	approved the re-appointment, remuneration and engagement letter of the Group statutory auditor;

–	reviewed the Annual Report and Accounts and Preliminary and Interim Results;

–	considered the effectiveness of internal controls over financial reporting;

–	received reports from the external and internal auditors;

–	reviewed the Global Internal Audit Plan;

–	received regular reports on concerns raised by employees (whistleblowing – more details can be found on page 123); and

–	considered the Fraud Risk Control Framework.

The Committee also received regular updates during 2007 on:

–	Basel II;

–	MiFID;

–	Sarbanes-Oxley compliance; and

–	Sanctions compliance.

In February 2008, the Committee reviewed its activities in 2007 against its terms of reference and concluded that it had discharged the responsibilities delegated to it under those terms of reference.

Non-audit services policy

The Committee takes seriously its responsibility to put in place safeguards to auditor objectivity and independence. It has therefore established a policy on the provision of services by the Group’s statutory auditor. The Policy describes the circumstances in which the Auditor may be permitted to undertake non-audit work for the Group. The Committee oversees compliance with the Policy and considers and approves requests to use the Auditor for non-audit work. Allowable non-audit services require pre-approval before they can be carried out. For allowable services, the Committee has pre-approved all assignments where the expected fee does not exceed £100,000, or £10,000 in the case of certain taxation services. Any assignment where the expected fee is above the relevant threshold requires specific approval from the Committee or a member of the Committee. The Company Secretary and his team deal with day-to-day administration of the Policy, facilitating requests for approval by the Committee. The Committee receives a report at each meeting on the non-audit services provided by the Auditor and the Policy is reviewed by the Committee annually. Details of the services that are prohibited and allowed are set out below.

Services that are prohibited include:

–	bookkeeping

–	design and implementation of financial information systems

–	appraisal or valuation services

–	actuarial services

–	internal audit outsourcing

–	management and Human Resource functions

–	broker or dealer, investment advisor or investment banking services

–	legal, expert and tax services involving advocacy

Allowable services that may be approved include:

–	statutory and regulatory audit services and regulatory non-audit services

–	other attest and assurance services

–	accountancy advice and training

–	risk management and controls advice

–	transaction support

–	taxation services

–	business support and recoveries

–	translation services

122	Barclays Annual Report 2007

Approval of financial statements

Barclays has in place a strong governance process to support its framework of disclosure controls and procedures. That process, in which the Board Audit Committee plays a key role, is illustrated below.

The membership of the Disclosure Committee and its role is set out on page 125. The Legal and Technical Review Committee is an accounting, legal and regulatory compliance committee, which is responsible for reviewing the Group’s financial reports and disclosures and for ensuring they have been subject to adequate verification. Meetings are attended by the Group’s external US lawyers and auditors. This governance process ensures that there is sufficient opportunity for both management and the Board to review and challenge the Group’s financial statements and other significant disclosures before publication. It also provides assurance for the certifications made by the Group Chief Executive and Group Finance Director as required under the Sarbanes-Oxley Act 2002 and recommended by the Turnbull Guidance on Internal Control. Further details of the Group’s system of internal control and an assessment of its effectiveness may be found on page 143.

Whistleblowing

Barclays takes any concerns of employees about the integrity and honesty of other employees very seriously and will investigate where appropriate. Information leaflets are distributed encouraging employees to report any behaviours or actions that they reasonably believe might be against accounting or regulatory requirements, as well as our internal policies. Dedicated whistleblowing hotlines and email addresses are in place so employees can talk about what has happened, or is happening, directly and in confidence. The Board Audit Committee receives reports of instances of whistleblowing and any resulting investigations.

Board Audit Committee Chairman’s Statement

We had eight scheduled meetings in 2007 and the report set out above describes in some detail how we used our meetings. Our reviews of the control environment in each of our businesses in 2007 had a particular focus on those areas where the Group’s business is expanding or which are deemed to be higher risk. We also continued to review the controls around our key regulatory programmes, in particular, Sarbanes-Oxley and Basel II. The second half of the year saw significant disruption to the credit markets and we held two additional meetings to review and consider the statements made by the Group on its exposures to the sub-prime market. The Committee discussed the timing and content of the statements and the process that had been followed to prepare the statements, including the internal reviews conducted. We also reviewed Barclays Capital’s control environment and how effectively it had operated during the difficult market conditions.

In light of market events in 2007, in February 2008 we held a separate session for Committee members on accounting for and valuation of derivatives and complex investment banking instruments and subsequently considered a report reviewing the loan impairment and mark-to-market valuations ahead of the Group’s 2007 preliminary results.

Stephen Russell

Chairman of the Board Audit Committee

7th March 2008

Barclays Annual Report 2007	123

Corporate governance

Corporate governance report

Board Risk Committee

Sir Richard Broadbent (Chairman)

David Booth (from 1st January 2008)

Dr Danie Cronjé

Sir Andrew Likierman

Stephen Russell

Secretary: Lawrence Dickinson

Risk is a key parameter of Barclays business. Accordingly, the Board has established a Board Risk Committee to provide Board level monitoring and oversight of all Barclays risk activities.

The Board Risk Committee’s terms of reference are available from the Corporate Governance section at: http://www.aboutbarclays.com. In addition to its members, all meetings are attended by the Group Finance Director and the Barclays Risk Director. Attendees at meetings may also include Barclays Internal Audit Director, Barclays General Counsel and the Barclays external auditor, as well as other senior executives, who join for specific topics.

Approach

The Committee approaches its task primarily by:

–	receiving from the Barclays Risk Director and discussing a detailed risk report at every meeting;

–	reviewing in depth specific topics or areas of risk that the Committee identifies as meriting detailed analysis;

–	reviewing stress scenarios;

–	reviewing historic risk tendencies and experiences;

–	monitoring risk appetite and the Group’s risk profile. The Committee recommends to the Board each year an appropriate level and composition of risk for the coming year.

In addition, the Committee:

–	reviews the internal control framework;

–	examines the risk control framework, and approves Group policies including the trading book policy, liquidity policy, credit impairment policy and principal risks policy; and

–	receives updates on risk measurement methodologies.

Activities in 2007

The Committee requested at the end of 2006 that the US mortgage business be reviewed early in the year as one of the key risk issues. This was presented in March 2007 and included an analysis of stress loss scenarios under adverse market conditions. Management took decisions during the first half of 2007 to reduce limits in this business and, given the volatility in the credit markets during 2007, the Committee subsequently received regular reports on market conditions.

During 2007, the Committee also reviewed, in depth, leveraged credit and asset backed securities markets, including the Group’s counterparty exposures. It considered whether there were any signs of material contagion in other markets in which the Group operates. The Committee examined how the Group’s risk controls and stress limits had operated in the prevailing market conditions and was satisfied that risk controls had operated as anticipated. The Committee reviewed the impact on impairment and mark-to-market positions and the impact on the Group’s balance sheet of the market conditions. The Committee also monitored progress in meeting the new capital regime introduced under Basel II and continued to review the retail credit experience.

The chart below left shows how the Committee allocated its time at its meetings in 2007.

In March 2008, the Committee will review its activities in 2007 against its terms of reference.

More information on risk management and the internal control framework can be found in the Risk management report on pages 65 to 73.

Board Corporate Governance and

Nominations Committee

Marcus Agius (Chairman)

Sir Richard Broadbent

Sir Nigel Rudd

Stephen Russell

Sir John Sunderland

Secretary: Lawrence Dickinson

The Board Corporate Governance and Nominations Committee terms of reference are available from the Corporate Governance section at: http://www.aboutbarclays.com

The meetings are also attended by the Group Chief Executive.

Activities in 2007

The chart below right shows how the Committee allocated its time at its meetings in 2007. During 2007, the Committee:

–	regularly reviewed Board and Board Committee composition to ensure the right mix of skills and experience are present;

–	recommended the appointment of David Booth, Sir Michael Rake and Patience Wheatcroft as non-executive Directors;

–	monitored the progress of the action plan arising from the 2006 Board Effectiveness Review and oversaw the conduct of the 2007 Board Effectiveness Review;

–	reviewed the corporate governance disclosures for the 2006 Annual Report and considered the proposed disclosures for 2007;

–	reviewed and updated Corporate Governance in Barclays and the Charter of Expectations; and

–	reviewed succession plans for the Executive Committee and the position of Group Chief Executive.

124	Barclays Annual Report 2007

The Committee received updates on:

–	the status of the Companies Act 2006 and, in particular, the new statutory statement of Directors’ Duties; and

–	the FRC’s review of the Combined Code.

During 2007, the Committee reviewed the composition of the Board and its principal Committees at each of its meetings. Following those deliberations the Committee recommended to the Board the appointments of David Booth (May 2007), Sir Michael Rake and Patience Wheatcroft (January 2008) as non-executive Directors. In the case of David Booth, the Committee had concluded that a non-executive Director with US banking experience would bring the skills and experience to the Board that had been lost on the retirement of Robert Steel as a non-executive Director in late 2006. In the case of Sir Michael Rake, the Committee sought a non-executive Director with a financial and auditing background. Patience Wheatcroft has extensive experience of the highest levels of business and politics, which will bring additional valuable skills and a wider perspective to the Board. When considering appointments, the Committee typically engages external search consultants, who are provided with a specification of the skills and experience required, to assist with identifying potential candidates, although candidates may be recommended to the Committee from other sources. Each of David Booth, Sir Michael Rake and Patience Wheatcroft met with members of the Committee prior to the Committee considering their appointments and recommendations being made to the Board.

In January 2008, the Committee reviewed its activities in 2007 against its terms of reference and concluded that it had discharged the responsibilities delegated to it under those terms of reference.

Board HR and Remuneration Committee

Sir Richard Broadbent (Chairman)

Marcus Agius

Leigh Clifford

Sir John Sunderland

Secretary: Patrick Gonsalves

The Board HR and Remuneration Committee terms of reference are available from the Corporate Governance section at: http://www.aboutbarclays.com

The Committee’s independent advisers, from Towers Perrin MGMC and Kepler Associates, attended 2 meetings and 1 meeting of the Committee respectively in 2007.

Activities in 2007

The chart below shows how the Committee allocated its time at its meetings in 2007. During 2007, the Committee:

–	held discussions with external advisers to the Committee;

–	reviewed executive compensation;

–	considered resourcing, compensation and incentives for staff;

–	considered pensions, mobility and relocation matters; and

–	reviewed the compensation frameworks and overall level of bonus pools for each of the Group’s principal businesses.

The Committee received updates on:

–	revised ABI Guidelines on Executive Remuneration;

–	talent;

–	health and safety; and

–	equality and diversity.

In February 2008, the Committee reviewed its activities in 2007 against its terms of reference and concluded that it had discharged the responsibilities delegated to it under those terms of reference.

Detailed information on the role and activities of the Committee can be found in the Remuneration Report on pages 128 to 142.

Management

Executive Committee

The executive Directors bear the responsibility (under the leadership of the Group Chief Executive) for making and implementing operational decisions and running the Group’s business. The Executive Committee supports the Group Chief Executive. It meets fortnightly to develop strategies and policies to recommend to the Board and to implement approved strategy. The Executive Committee is supported by other Committees, including the Disclosure Committee.

Executive Committee

–	John Varley (Chairman)

–	Bob Diamond

–	Chris Lucas

–	Frits Seegers

–	Paul Idzik

Disclosure Committee

The Disclosure Committee is chaired by Chris Lucas, the Group Finance Director. Members include the Company Secretary, Barclays General Counsel, Head of Investor Relations, Barclays Risk Director, Head of Corporate Affairs, Financial Controller and Treasurer. The Committee:

–	considers and reviews the preliminary and interim results, Annual Report/Annual Report on Form 20F and the Annual Review;

–	considers Interim Management Statements released to the Stock Exchange; and

–	considers the content, accuracy and tone of any other announcement that is proposed to be made in accordance with the FSA’s Disclosure and Transparency Rules.

The Committee reports to the Executive Committee and the Board Audit Committee.

Barclays Annual Report 2007	125

Corporate governance

Corporate governance report

Board Effectiveness

Performance Review

An annual evaluation of Board and Committee effectiveness is conducted, as recommended by the Code. The evaluation in 2006 was independently facilitated by Egon Zehnder International and comprised a questionnaire, supplemented by individual interviews and peer reviews. The following actions were set for 2007:

–	provision of additional training on risk issues for non-executive Directors, including specific awareness of risk management and measurement methodologies for Board Risk Committee members; and

–	continued work on Board meeting agenda management to ensure there is time for rigorous debate and exchange of ideas.

Training on risk issues was provided in April 2007 and feedback sought from the participants. The time allocated to Board meetings has been increased to allow for extended debate and discussion. The Board Corporate Governance and Nominations Committee monitored the progress of the action plan during 2007 and are satisfied with the steps taken to tackle the issues highlighted by the evaluation.

The 2007 evaluation was again independently facilitated by Egon Zehnder International. The evaluation took the form of detailed questionnaires completed by each Director, individual interviews and peer evaluation of fellow Directors. The results of the evaluation were presented to the Board in February 2008 and continued to demonstrate the improving trend since the current process of evaluation was adopted in 2004. The Board concluded that the Board and the principal Board Committees continue to operate effectively. Minor enhancements were recommended around:

–	the form and content of Board papers and presentations; and

–	refinement to the Board calendar of business, particularly in respect of the timing and content of presentations on stakeholder management.

The Board Corporate Governance and Nominations Committee will recommend an action plan to the Board to deliver these improvements in 2008.

The Group Chairman will hold private meetings with each Director to discuss the results and to agree areas for development relating to their own individual performance. Feedback on the Group Chairman’s performance was provided to the Senior Independent Director, who discussed the results privately with the other non-executive Directors and the Group Chief Executive before meeting with the Group Chairman.

Training and Business Awareness

A three part training programme is in place for Directors. This comprises:

–	induction training, when they join the Board;

–	training and awareness of the business of Barclays; and

–	training and awareness of external technical matters.

Induction

All new Directors receive an information pack that explains those disclosures they are obliged to make to the Company to comply with various laws and regulations. A presentation is given to all new Directors, which outlines their responsibilities as a Director of a global, listed company and provides an overview of the Group and its businesses. Each new Director then has a tailored induction programme to further familiarise themselves with the Group and its businesses. This takes the form of sessions with each of the executive Directors and the heads of the main Group functions and includes opportunities to visit operational sites to meet with senior management and employees. Once they have completed the first part of their induction, and have a good overview of the Group, they then have further sessions with the executive Directors and senior managers from each of the principal business units to gain a detailed and in depth understanding of their business, which includes the challenges, opportunities and risks that are faced by each. Marcus Agius and David Booth undertook their induction training in 2007. A report on the Group Chairman’s induction programme is set out in the panel above.

Group Chairman’s Induction

Since joining the Barclays Board in September 2006 and becoming Group Chairman in January 2007, I have been involved in a wide-ranging programme of meetings and familiarisation visits to help me get to know Barclays, our colleagues and customers.

The programme began in 2006, when I met with each member of the Executive Committee and senior management across each of the business areas and head office functions of Barclays. To broaden my understanding of the Barclays businesses, I have this year visited Retail Banking branches in the UK and Africa, Barclays Commercial Bank services in Stratford and Gadbrook Park, Barclaycard in Northampton, Barclays Capital in New York, Barclays Global Investors in San Francisco, Barclays France, Barclays Spain and the Barclays operations in Tokyo and Singapore.

As well as the induction meetings with senior management, I have met with shareholders and analysts and other stakeholders to gauge their views of Barclays and assess market opinion.

I am also Chairman of the Board Corporate Governance and Nominations Committee, a member of the Board HR and Remuneration Committee and I have attended meetings of both the Board Audit and Board Risk Committees during the year to observe at first hand how these Committees operate and the key issues they examine.

Marcus Agius

Barclays businesses and operations

During 2007, two off-site Board meetings were held. In March, the Board met at the New York offices of Barclays Capital, where Directors were given a tour of the site, including the trading floor, and had the opportunity to meet with staff, senior management and major clients. In September, the Board met at the London office of Barclays Wealth.

National Branch Week was held in September, where over 300 senior executives from the Group went back to the floor to find out what successes and challenges employees in the branches are facing at the sharp end of the business. A number of Directors participated and worked alongside cashiers, personal bankers and co-ordinators for the day. To keep them informed of issues relevant to front line employees and up to date with news around the Group, Directors receive copies of The Globe, the magazine for employees.

External matters

Directors are regularly briefed on market opinion and receive copies of analyst research and press commentary. Attendance at results presentations, analyst rehearsals and corporate governance receptions enables Directors to meet with analysts and investors to enhance their awareness of market sentiment and the views of major shareholders.

External speakers were invited to brief the Board in 2007 on the global economic outlook. All Directors were made aware in 2007 of their responsibilities under the FSA’s Prospectus Rules in connection with the proposed merger with ABN AMRO. A number of briefings were given to the Board on the changes being introduced by the Companies Act 2006 and, in particular, the new statutory statement of Directors’ Duties, to ensure that Directors are aware of their responsibilities. Guidance was provided to management and to the Board on the desired content of supporting Board and Committee papers, to ensure that Directors are provided with sufficient information to allow them to have regard to (amongst others) the stakeholders of the Group and the long term consequences of any decisions they make.

126	Barclays Annual Report 2007

Statement on US Corporate Governance Standards

The statement required by NYSE is set out below.

Director independence

Under the NYSE Rules the majority of the Board should be independent. Under the Code, at least half of the Board (excluding the Chairman) is required to be independent. The NYSE Rules contain detailed tests for determining Director independence, whereas the Code requires the Board to determine whether each Director is independent in character and judgement and sets out criteria that may be relevant to that determination. We follow the Code’s recommendations as well as developing best practices among other UK public companies. Our Board annually reviews the independence of our non-executive Directors, taking into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 120.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board HR and Remuneration (rather than Compensation) Committee, both of which are broadly comparable in purpose and constitution to those required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. Beyond the fact that the Board Corporate Governance and Nominations Committee is chaired by the Chairman of the Board and that the Chairman is a member of the Board HR and Remuneration Committee, both of which are permitted by the Code, both Committees are composed solely of non-executive Directors whom the Board has determined to be independent. We follow the Code recommendation that a majority of the Nominations Committee should be independent non-executive Directors, whereas the NYSE Rules state that the Committee must be composed entirely of independent Directors. We comply with the NYSE Rules regarding the obligation to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act, including the requirements relating to the independence of Committee members. In April 2007, we made an Annual Written Affirmation of our compliance with these requirements to the NYSE. The Code also requires us to have a Board Audit Committee comprised solely of independent non-executive Directors. We follow the Code recommendations, rather than the NYSE Rules, however, regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. We also have a Board Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code. The Board Corporate Governance and Nominations Committee has, however, developed corporate governance guidelines, entitled Corporate Governance in Barclays, which have been approved and adopted by the Board.

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

Relations with Shareholders

Institutional investors

The Board’s priorities include communicating with shareholders, to keep them well informed about the Company’s prospects and strategy, and staying abreast of the views of major shareholders. To achieve this, executive Directors and senior executives hold group and one to one meetings with major investors. Analyst research notes are distributed to Directors and our corporate brokers provide annual feedback to the Board. The Investor Relations team organise roadshows, seminars, conferences, presentations and other activities that enable the Directors to interact with investors. Prior to each AGM, the Group Chairman, Senior Independent Director and Company Secretary have a series of meetings with the corporate governance representatives of our major institutional shareholders.

Private shareholders

A change in the law now allows us to communicate electronically with our shareholders, unless they advise us that they prefer to receive paper. We have given shareholders a choice of how to receive shareholder communications going forward and those that receive documents electronically will have access to shareholder documents as soon as they are published. These new arrangements will enable us to use less paper, which benefits the environment and lowers distribution costs for the Group. This year we will continue to post the Annual Review, Notice of Shareholder Meetings and proxy forms to all shareholders.

We encourage shareholders to hold their shares in Barclays Sharestore, where shares are held electronically in a cost-effective environment. Our e-view service enables shareholders to receive their shareholder documents electronically. It also gives shareholders immediate access to information relating to their personal shareholding and dividend history. Participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically.

Shareholder Meetings

The 2007 AGM was held on 26th April 2007 at the Queen Elizabeth II Conference Centre in London. In accordance with best practice, all resolutions were considered on a poll and the results were made available on our website the same day. 54 percent of the shares in issue were voted and all resolutions were approved. All Directors are encouraged to attend the AGM and are available to answer shareholder questions. All Directors attended the 2007 AGM, with the exception of Leigh Clifford, who, as Chief Executive of Rio Tinto, was attending that company’s AGM and Board meeting in Australia on that day.

An extraordinary general meeting (EGM) was held on 14th September 2007, at our head office in London, where shareholders were asked to approve resolutions in connection with the proposed merger with ABN AMRO. 58 percent of the shares in issue were voted on a poll and all resolutions were approved. The Group Chairman, Senior Independent Director and a majority of the executive Directors attended the EGM. The EGM was followed by a Class Meeting of ordinary shareholders, at which 57 percent of the ordinary shares in issue were voted on a poll and the resolution was approved.

The 2008 AGM will be held on 24th April 2008 at the Queen Elizabeth II Conference Centre in London. The AGM will be followed by a Class Meeting of ordinary shareholders. The Notice of Shareholder Meetings is enclosed with this Annual Report as a separate document. The resolutions will be considered on a poll and the results will be available on our website on 24th April 2008.

Signed on behalf of the Board

Marcus Agius

Group Chairman

7th March 2008

Barclays Annual Report 2007	127

Corporate governance

Remuneration report

Statement from the Chairman of the Board HR and Remuneration Committee (the Committee)

The Committee provides governance and strategic oversight of remuneration, Barclays Human Resource activities and senior management development. The Committee’s terms of reference are available in the Corporate Governance section of the Barclays Investor Relations website (www.aboutbarclays.com).

The Committee meets a minimum of four times a year. Marcus Agius became a member of the Committee on 1st January 2007. Marcus Agius was considered independent (for the purposes of the Combined Code) on his appointment as Chairman of the Board. All other Committee members are independent non-executive Directors.

The Committee’s objective in relation to remuneration is to ensure that it incentivises excellence in business and personal performance and enables the Group to attract and retain employees of ability and experience.

The Committee aims to achieve this by:

–	ensuring clear and quantified individual and Group performance goals are in place supported by rigorous performance appraisal systems;

–	creating externally benchmarked remuneration frameworks for each major business that provide an evidence based approach to decisions;

–	reviewing past remuneration decisions against objectives; and

–	approving the specific remuneration packages of executive Directors and other senior executives.

The Committee’s work is supported by independent professional advice from Kepler Associates, who were re-appointed in 2007, and Towers Perrin MGMC who were appointed in 2007.

In relation to HR and senior management development, the Committee’s objective is to ensure that the Group’s people resources are managed to maximise business performance, support the long-term success and growth of the business and protect the welfare of all employees.

The Committee aims to achieve this by:

–	ensuring there are appropriate succession and talent management plans in place;

–	providing oversight of Group level policy on HR matters including those related to the mobility of employees within the Group; and

–	monitoring health and safety and equality and diversity issues across the Group.

Barclays employee remuneration is performance based. Important context to this report and the disclosures that follow is provided below:

–	Group profit before tax was £7.1bn, broadly in line with the prior year;

–	Group profit before business disposals increased by 3%; and

–	careful management of performance related remuneration has resulted in a reduction in key remuneration ratios relative to 2006, including the absorption of 2007 headcount investment.

The Committee takes seriously its commitment to clear and comprehensive disclosure. This report details the remuneration of the individual Directors who served Barclays in 2007. Barclays Remuneration Policy remains unchanged, including the commitment to transparency and to policies and programmes that serve well the interests of shareholders.

The Committee unanimously recommends that you vote to approve the report at the 2008 AGM.

Signed on behalf of the Board

Sir Richard Broadbent

Chairman, Board HR and Remuneration Committee

7th March 2008

128	Barclays Annual Report 2007

Board HR and Remuneration Committee Members

During 2007, the Committee comprised both independent non-executive Directors and the Chairman of the Board. Membership of the Committee was as follows:

Sir Richard Broadbent (Chairman)

Marcus Agius

Leigh Clifford

Sir John Sunderland

The non-executive Directors who were Committee members were considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement. The constitution and operation of the Committee complies with the Provisions on the Design of Performance Related Remuneration in the Combined Code adopted by the Financial Reporting Council.

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

In 2007, Kepler Associates a were re-appointed by the Committee to provide independent advice to Committee members on remuneration matters. Towers Perrin MGMC a were appointed to provide advice to the Committee in 2007, primarily in relation to the provision of remuneration for employees below Board level and in the global financial services industry.

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

Remuneration Policy

Barclays policy is to use remuneration to drive a high-performance culture. Executive Directors can expect outstanding remuneration if performance is outstanding and below median remuneration for below median performance. This philosophy applies to remuneration policies and practices for all employees in the Group. The Committee considers remuneration levels across the Group when determining remuneration for executive Directors.

The aims of the Barclays Remuneration Policy are to:

–

incentivise excellence in and balance between both short-term (one year) and longer-term (three years plus) performance such that Group financial goals and the goal of achieving top quartile total shareholder return (TSR) are met and sustained;

–	enable the Group to attract and retain people of proven ability, experience and skills in the pools in which it competes for talent;

–

encourage behaviour consistent with Barclays Guiding Principles [b] which leads to excellence and the appropriate balance in financial performance, governance, controls, risk management, customer service, people management, brand and reputation management;

–	promote attention to maximising personal contribution, contribution to the business in which the individual works and contribution to the Group overall; and

–	ensure, both internally and externally, that remuneration policies and programmes are transparent, well communicated, easily understood and aligned with the interests of shareholders.

The graph below shows the value, at 31st December 2007, of £100 invested in Barclays on 31st December 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is the index of the 100 largest UK quoted companies by market capitalisation. It is a widely recognised performance comparison for large UK companies such as Barclays and this is why it has been chosen as a comparator to illustrate Barclays TSR. The graph shows that, at the end of 2007, a hypothetical £100 invested in Barclays on 31st December 2002 would have generated a total return of £63, compared with a gain of £95 if invested in the FTSE 100 Index.

Remuneration for executive Directors

Remuneration for the executive Directors comprises:

–	base salary;

–	annual bonus including mandatory deferral into Barclays shares through the Executive Share Award Scheme (ESAS);

–	long-term incentives through the Performance Share Plan (PSP); and

–	pension and other benefits.

Notes

a	Kepler Associates and Towers Perrin MGMC have given and not withdrawn their written consent to the inclusion of references to their name in the form and context in which it appears. Towers Perrin MGMC also provided remuneration benchmarking data to Barclays Group companies during the year.

b	Barclays Guiding Principles were introduced during 2005 and provide all parts of the Group with a unifying set of values. They are: Winning Together, Best People, Client/Customer Focused, Pioneering and Trusted.

Schedule 7A of the Companies Act 1985 requires that the graph shows TSR for the five years ending with the relevant financial year.

Barclays Annual Report 2007	129

Corporate governance

Remuneration report

The Committee reviews the elements of remuneration relative to the policies stated in this report and to the practice of other comparable organisations. Remuneration is benchmarked against the markets in which we compete for talent. This includes benchmarking against other leading international banks and financial services organisations, and other companies of similar size to Barclays in the FTSE 100 Index.

The component parts for each executive Director are detailed in the tables accompanying this report.

The Committee guideline that executive Directors should hold, as a minimum, the equivalent of one times their base salary in Barclays shares, including shares held under award through ESAS, was met by all executive Directors.

Each element of remuneration is important and has a specific role in achieving the aims of the remuneration policy. The combined potential remuneration from bonus and PSP outweighs the other elements, and is subject to personal and Group performance, thereby placing the majority of total remuneration at risk.

Of the key elements of remuneration (salary, annual performance bonus, ESAS and PSP), salary made up a maximum of 30% of the 2007 remuneration for executive Directors and 1.4% in respect of Robert E Diamond Jr’s arrangements, which reflects general practice in the investment banking and investment management industry. The remaining proportion of the key compensation elements for executive Directors is at risk. The relative weighting summarised in this paragraph does not include pension and benefits.

The purpose of each element of remuneration for executive Directors is summarised in the table below and discussed in greater detail in the sections that follow.

Remuneration element	Purpose	Delivery	Programme detail

Base salary	To reflect the market value of the individual and their role	– Cash – Monthly – Pensionable	– Reviewed annually, with changes typically effective on 1st April

Annual performance bonus and ESAS	To incentivise the delivery of annual goals at the Group, business division and individual levels	– Typically 75% cash [a] – Typically 25% deferred Barclays shares under ESAS – Annual – Non-pensionable	– Based on annual business unit performance, performance of the Group as a whole and leadership contribution

PSP [b]	To reward the creation of above median, sustained growth in shareholder value	– Free shares subject to a performance condition – Annual awards that vest after three years – Non-pensionable

–       Discretionary awards

–       Participation reviewed annually

–       Barclays performance over three years determines the number of performance shares eligible for release to each individual

–       For awards made in 2007, and awards to be made in 2008, EP threshold, thereafter 50% under a TSR performance condition and 50% under an EP performance condition

Pension [c]	To provide market competitive post-retirement benefit	– Deferred cash or cash allowance – Monthly	– Non-contributory, defined benefit scheme and/or defined contribution scheme, or cash allowance in lieu of pension contributions

Changes to Group Chairman and executive Directors

Marcus Agius was appointed Group Chairman with effect from 1st January 2007.

Marcus Agius receives a fee of £750,000 (inclusive of Director’s fees). He is also eligible for private health insurance. The minimum time commitment is equivalent to 60% of a full time role. Marcus Agius is not eligible to participate in Barclays bonus and share incentive plans, nor will he participate in Barclays pension plans or receive any pension contributions. The letter of appointment provides for a notice period of 12 months from Barclays and six months from Marcus Agius.

Naguib Kheraj ceased to be an executive Director on 31st March 2007. Naguib Kheraj was succeeded by Chris Lucas, who was appointed to the position of Group Finance Director with effect from 1st April 2007. The key terms of executive Directors’ service contracts are on page 133.

Base Salary

The annual base salaries for the current executive Directors are shown in the table below:

	As at 31st Dec 2007	As at 1st April 2008	Date of previous increase
John Varley	£1,000,000	£1,100,000	1st Apr 2007
Robert E Diamond Jr	£250,000	£250,000	1st Mar 1999
Gary Hoffman	£625,000	£625,000	1st Apr 2006
Frits Seegers	£700,000	£700,000	n/a
Chris Lucas	£600,000	£650,000	n/a

In respect of John Varley and Chris Lucas, having regard to the levels of salary and total compensation in comparable organisations, the Committee approved an increase to base salary effective from 1st April 2008.

Notes

a	Eligible executives may request that all or part of the cash bonus to which they would otherwise become entitled, be granted in the form of an additional award under ESAS or as a pension contribution by way of Special Company Contribution (Bonus Sacrifice). For 2007 Robert E Diamond Jr received 43% of his annual bonus in cash and 57% as a recommendation for an award of Barclays shares under Mandatory ESAS.

b	Please refer to Note 44 to the accounts for further information on PSP.

c	Please refer to Note 30 to the accounts for further information on the Group’s pension plans.

130	Barclays Annual Report 2007

Annual Bonus and ESAS

The maximum bonus opportunity for executive Directors is tailored to the relevant market; this is typically 250% of base salary. The annual bonus is based on a qualitative and quantitative assessment of performance (including EP and PBT results) with the quantitative assessment comprising the majority. EP and PBT are considered to be good measures of value creation for shareholders.

ESAS is a deferred share award plan which operates in conjunction with the annual Barclays Group cash bonus plans (and various other cash long-term incentive plans operated by Barclays Group companies). Currently, for executive Directors, typically 75% of the annual bonus is delivered as cash. A recommendation may be made to the ESAS trustee that the remaining 25% is delivered as an award under ESAS (‘Mandatory ESAS award’).

In addition, executive Directors may request that any cash bonus, to which they may have otherwise become entitled, be granted as an additional award under ESAS (‘Voluntary ESAS award’).

Both Mandatory and Voluntary ESAS awards will normally include additional shares called bonus shares with a value of up to 30% of the bonus amount awarded in shares. The ESAS trustee may apply dividends it receives on shares held in trust in purchasing additional Barclays shares which may also be released to participants.

A Mandatory ESAS award is a provisional allocation of Barclays shares which does not give rise to any right or interest in those shares. Normally, under a Mandatory ESAS award, the ESAS trustee grants participants the right to call for the shares plus two-thirds of any bonus shares, in the form of a nil-cost option following the third anniversary of the award date. If this right is not exercised, the ESAS trustee may, following the fifth anniversary, release all the Barclays shares including all bonus shares and dividend shares to the participant.

Awards under Voluntary ESAS are granted in the form of a nil-cost option which is a right to acquire Barclays shares which will become fully exercisable after five years.

Neither the exercise of nil-cost options granted under Mandatory or Voluntary ESAS nor the release of Barclays shares under award is subject to performance conditions. As ESAS is a deferred share award plan, it would not be appropriate to attach a performance condition to options or awards.

If an executive ceases to be employed he may forfeit his award depending on why he leaves.

PSP

The PSP was approved by shareholders at the 2005 AGM and replaced the ISOP as the main performance linked share incentive plan. PSP awards to date have been granted in the form of provisional allocations of Barclays shares which do not give a participant any right to acquire, or an interest in, shares until such time as the PSP trustee decides to release the shares to the participant (i.e. when the PSP awards vest). Participants do not pay to receive an award or to receive a release of shares. Performance share awards are communicated to participants as an initial allocation. Normally, the maximum expected value of an award at the date of grant will be the higher of 150% of base salary or 75% of base salary and target bonus. ‘Expected value’ is a single value for the award at grant which takes account of the various possible performance and vesting outcomes, although it is Barclays performance over a three-year period which determines the final number of shares that may be released to participants. Dividend shares may also be released in respect of the vested shares.

Awards normally vest on the third anniversary of the date of grant, if and to the extent that the performance conditions are satisfied. Note that:

–	relative TSR and EP are both considered to be good measures of value creation to shareholders;

–	before any shares are released, Barclays cumulative EP over the performance period must normally be greater than the total for the previous three-year period;

–

for PSP awards made in 2005, the award depended on Barclays TSR relative to a peer group of 11 other international banks. These awards are due to lapse in 2008 as the TSR performance condition was not satisfied;

–	the performance conditions for PSP awards made in 2006 and 2007 will be measured over the three-year performance period (2006 to 2008 and 2007 to 2009 respectively);

–	for PSP awards made in 2006 and 2007, 50% of the award depends on Barclays EP and 50% of the award depends on Barclays TSR relative to a peer group of 11 other international banks;

–	for awards made in 2005, 2006 and 2007 in relation to the TSR element of the award, there is no vesting unless Barclays is ranked above median on relative TSR.

The peer group for the TSR element of the 2007 award, as for the 2006 award, is a:

UK	Mainland Europe	US
HBOS	Banco Santander [b]	Citigroup
HSBC	BBVA	JP Morgan Chase
Lloyds TSB	BNP Paribas
Royal Bank of Scotland	Deutsche Bank
UBS

The performance scales for the TSR and EP elements of the 2007 award are as shown in the two charts below:

Notes

a	The reserve companies for the 2006 and 2007 awards are UniCredit, Morgan Stanley, Bank of America and Wachovia.

b	The Committee has approved the substitution of Banco Santander for ABN AMRO in the TSR peer group for awards granted under the PSP in 2005, 2006 and 2007, in accordance with the Committee’s agreed peer group adjustment principles. This adjustment was made in anticipation of the takeover of ABN AMRO. Following a review of the peer group reserve banks, it was decided that Banco Santander was the most suitable substitute based on both competitive position relative to Barclays and similarity to ABN AMRO.

Barclays Annual Report 2007	131

Corporate governance

Remuneration report

EP comprises profit after tax and minority interests less a capital charge.

Independent confirmation is provided to the Committee as to whether a performance condition has been met.

Each year a review of the Group’s share-based long-term incentives (currently the PSP) is undertaken to check that the structure and performance conditions remain appropriate in respect of the Group’s business objectives and best market practice. The 2007 review included consideration of eligibility criteria. The outcome of the review was that participation in the PSP should be restricted to executive Directors, members of the Executive Committee, Executive Committee direct reports and other key senior positions. Developing a link to Barclays share price is important and therefore, as individuals below these levels become more highly remunerated, some of their remuneration may be delivered as an award of Barclays shares (to be known as Incentive Shares). Participants would not be eligible for a release of shares until the third anniversary and the release of Incentive Shares would not be subject to performance conditions. It is intended that a new employee share plan will be established under which Incentive Shares will be granted. No Board Directors will be eligible to participate in this plan and awards will be settled using only existing Barclays shares.

ISOP

ISOP (Incentive Share Option Plan) has not been used for awards to executive Directors since 2004. Details of ISOP awards held by executive Directors can be found on page 141. Awards in 2003 and 2004 under ISOP include financial metrics or thresholds which were adjusted where necessary to neutralise the effect of the introduction of IFRS.

The main performance condition was TSR relative to a peer group of 11 other major international banks, combined with an EP threshold. Awards have now vested, as set out in the table on page 141.

Retained Incentive Opportunity

Robert E Diamond Jr received an award in February 2008 under the Retained Incentive Opportunity. This award was subject to performance criteria based on the delivery of EP at Barclays Capital over the period 2005 to 2007. The performance measure applied was cumulative EP performance of Barclays Capital during the period 1st January 2005 to 31st December 2007. In order to achieve the maximum value award under the Retained Incentive Opportunity, Barclays Capital had to successfully generate a cumulative EP of £2bn over the performance period. EP was chosen as this is an appropriate measure to align the interests of the participant with those of shareholders and is a good measure of value creation for shareholders.

Details of the award which was made to Robert E Diamond Jr are on page 139.

Sharesave

All eligible employees including executive Directors may participate in Sharesave. Sharesave is an HMRC (Her Majesty’s Revenue and Customs) approved all-employee share option plan. HMRC does not permit performance conditions to be attached to the exercise of Sharesave options. Under Sharesave, participants are granted options over Barclays shares. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2007 grant, the discount was 20% of the market value of a share at the time the option was granted. Sharesave is also offered to employees in Spain and Ireland. Following the 2007 invitation, a total of 40,621 employees in the UK, Spain and Ireland were participants in Sharesave with 72.4 million shares under option. Details of options held by executive Directors are on page 140.

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

To encourage employee ownership of Barclays shares, Barclays matches, share for share, up to the first £600 each participant invests in Sharepurchase in each tax year. Matching shares must normally be held by the trustee on behalf of the participant for no less than three years.

At 31st December 2007, 23,097 employees were participants in Sharepurchase, with a total of 12.9 million shares held on their behalf by the Sharepurchase trustee.

Dilution Limits

The outstanding awards under ISOP and Sharesave are intended to be satisfied by the issue of new Barclays shares or through treasury shares within the limits agreed by shareholders when these plans were approved. These limits comply with the Association of British Insurers’ guidelines restricting dilution from employee share plans. The overall limits under the guidelines are that no more than 10% of a company’s issued share capital may be used in any ten-year period. Up to 5% may be used for executive share plans. Shares in Barclays Global Investors UK Holdings Limited issued as a result of option exercises under the BGI EOP also count towards these limits. As at 31st December 2007, Barclays headroom under these limits, i.e. the amount remaining available for issue, was 4.2% and 1.5% respectively.

Employees’ Benefit Trusts (EBTs)

The trustees of the Barclays EBTs grant awards under ESAS and PSP over existing Barclays shares which they have purchased in the market. The trustees of the Barclays EBTs have informed the Bank that their normal policy is to abstain from voting in respect of the Barclays shares held in trust.

The trustees of the Sharepurchase EBT may vote in respect of Barclays shares held in the Sharepurchase EBT, but only at the direction of the participants. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBT.

Pensions

All Group pension arrangements are managed in accordance with the Global Retirement Fund Governance Framework to ensure best practice in respect of regulatory compliance, governance, investment and administration. The framework is overseen by the Committee.

Pension benefits for executive Directors are provided through defined benefit plans, defined contribution plans, unfunded unapproved retirement benefit arrangements, cash or a combination of these. The pension benefit applicable will depend on the date an executive Director was appointed and their individual situation. Annual performance related bonuses are not included in pensionable salary.

The Group’s closed UK defined benefit pension arrangement, of which John Varley and Gary Hoffman are members, is a non-contributory scheme. Benefits are provided on leaving service at normal pension age (60) by reference to the executive Director’s length of service, normally by reference to 1/60th of pensionable salary for each year of pensionable service (John Varley’s pension accrual is provided through the scheme in accordance with his service contract as set out in the notes to the pensions table on page 136).

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

132	Barclays Annual Report 2007

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

Where appropriate, cash allowances are provided to executive Directors in lieu of being able to join a Group pension arrangement. Chris Lucas, Naguib Kheraj and Frits Seegers received such cash allowances in 2007.

In the event that an executive Director builds up pension benefits close to, or in excess of, the HMRC Lifetime Allowance, the executive Director is eligible to opt for a cash allowance instead of continued pension accrual. The allowance given is no more than the cost of funding the existing pension benefit.

Service Contracts

The Group has service contracts with its executive Directors. The effective dates of the contracts for the executive Directors who served during 2007 are shown in the table below. The service contracts do not have a fixed term but provide for a notice period from the Group of one year and normally for retirement at age 65, except for Naguib Kheraj who has left the Group. The Committee’s policy is that executive Directors’ contracts should allow for termination with contractual notice from the Group or, in the alternative, termination by way of payment in lieu of notice (in phased instalments). In the event of gross misconduct, neither notice nor a payment in lieu of notice will be given. Payments in lieu of notice are subject to contractual mitigation.

The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share and pension plan rules.

Directors [a]	Effective date of contract	Notice period	[b]	Potential compensation for loss of office

John Varley	1st Sept 2004	1 year		1 year’s contractual remuneration	[c]
Robert E Diamond Jr	1st Jun 2005	1 year		“
Gary Hoffman	1st Jan 2004	1 year		“
Naguib Kheraj [d]	1st Jan 2004	1 year		“
Chris Lucas [e]	1st Apr 2007	1 year		“
Frits Seegers	7th Jun 2006	1 year		“

Barclays Capital, BGI, Barclays Wealth and GRCB

The Committee has established frameworks for the governance of remuneration in these businesses. Ranges have been set for key financial and remuneration ratios. The Committee approves aggregate bonus and long-term incentive expenditure, and strategic investment for new hires. The Committee also approves individual remuneration for the members of the management teams, and any employee with total remuneration in excess of £750,000.

The BGI EOP

BGI is Barclays asset management business headquartered in San Francisco. The BGI EOP (BGI Equity Ownership Plan) was approved by shareholders at Barclays 2000 AGM to provide the employee share incentive arrangements required to recruit and retain the quality of senior management and investment talent appropriate for building a global investment management business. The BGI EOP was designed to provide participants with a long-term equity interest in BGI to meet the expectations of, in particular, BGI’s key investment talent in the United States, who could expect to participate in the equity of their employer. Under the terms of the BGI EOP, options are granted at fair value to key BGI employees over shares in Barclays Global Investors UK Holdings Limited (BGI Holdings) within an overall cap of 20% of the issued ordinary share capital of BGI Holdings.

All grants of options are approved by the Committee. The Committee is also advised of option exercises and share sales by employees. Directors of Barclays PLC are not eligible to receive options under the BGI EOP.

In summary the BGI EOP operates as follows:

–	certain key BGI employees are granted options over shares in BGI Holdings;

–	the option exercise price is based on the fair value of a BGI Holdings share at the date of grant determined by an independent appraiser;

–	the options generally vest evenly over a three-year period and can normally be exercised in two annual exercise windows;

–	option holders are required to fund the exercise without any financial support from any member of the Barclays Group.

Once employees become shareholders, they are subject to the Articles of BGI Holdings under which:

–

shareholders are required to hold the shares for a minimum of 355 days. As shareholders, employees derive the full risks and rewards of ownership, including voting rights and entitlement to any ordinary dividends paid by BGI Holdings;

–	on expiry of the minimum holding period, shareholders may, but are not obliged to, offer their shares for sale usually during two annual sales windows;

–	Barclays Bank PLC, at its discretion, has a right to purchase shares so offered, but is not obliged to do so.

Notes

a	Details of executive Directors standing for re-election at the 2008 AGM are set out on page 114.

b	Notice period from Barclays to executive Director.

c	One year’s contractual remuneration is calculated as follows: 12 months’ base salary, bonus, if eligible (being the average of the previous three years’ bonus awards, in some cases (Gary Hoffman, Chris Lucas and Naguib Kheraj) capped at 100% of base salary), medical benefit (while an employee) and continuation of pension benefits. Payments in lieu of notice are subject to mitigation if alternative employment is found during any period in which pay in lieu of notice is paid.

d	Naguib Kheraj ceased to be an executive Director on 31st March 2007.

e	Chris Lucas was appointed as an executive Director with effect from 1st April 2007.

Barclays Annual Report 2007	133

Corporate governance

Remuneration report

The table below contains information on the number of shares in BGI Holdings over which options were granted, outstanding and exercised in 2006 and 2007:

Year	Number granted during year (000s	)	Number outstanding at year end (000s	)	Number exercised (000s	)

2006	3,973		6,929		2,188
2007	2,599		7,502		1,632

In 2007 BGI employees exercised options over 1.6m (2006: 2.2m) shares for consideration of £57m (2006: £44m); Barclays Bank PLC purchased 4.9m (2006: 4.9m) shares offered for sale by shareholders for consideration of £488m (2006: £410m). As at 31st December 2007, employees own 5.9% of BGI Holdings (2006: 9.4%).

BGI EOP – Accounting and disclosure

The BGI EOP is accounted for as an equity settled share-based payment in accordance with IFRS 2 ‘Share-based Payment’. The fair value of the services received from the employees is measured by reference to the fair value of the share options granted on the date of the grant. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received. The cost for 2007 of £54.8m (2006: £37.4m, 2005: £14.9m) is included in staff costs in Note 8 to the accounts. In accordance with IFRS 2, details of share options granted and exercised, together with weighted average fair values at grant date and weighted average exercise prices are set out in Note 44 to the accounts. In accordance with IAS 33 ‘Earnings per Share’, unexercised options are taken into account in the calculation of diluted earnings per share as set out in Note 11 to the accounts.

For Group reporting, the exercise of options by employees is treated as a deemed disposal of interests in a subsidiary, as its holding in the subsidiary has been reduced for the consideration represented by the exercise price. Any subsequent purchase of shares offered for sale by employees is treated as a purchase of an additional investment in a subsidiary entity. The cash flows relating to these capital transactions are included in the consolidated cash flow statement and disclosed, along with other disposals and acquisitions, in Note 38 to the accounts and related movements in goodwill and minority interests are included in Notes 21 and 33 to the accounts respectively.

Replacement of the BGI EOP

The Group will introduce a new BGI employee share plan in 2008, under which awards will be made using Barclays PLC shares purchased in the market. The quantum of awards will be linked to BGI business performance. Executive Directors will not be eligible to participate in the new BGI plan.

It is intended that no further options will be granted under the BGI EOP and that the BGI EOP will not be renewed in 2010 when it comes to the end of its life.

Non-executive Directors

The Board determines the fees of non-executive Directors and the fees are reviewed annually. The fee structure as at 31st December 2007 is shown below.

Base fee Plus:	£65,000
Chairman of Board Audit Committee	£50,000
Chairman of the Board HR and Remuneration Committee	£40,000
Chairman of Board Risk Committee	£30,000
Members of the Board Audit Committee	£20,000
Members of the following Board Committees: Risk, HR and Remuneration and Corporate Governance and Nominations	£15,000

As Deputy Chairman, Sir Nigel Rudd receives £200,000. Sir Nigel Rudd did not receive any additional fees for serving as a member of the Board Corporate Governance and Nominations Committee. Sir Richard Broadbent receives an additional £30,000 in respect of his role as Senior Independent Director. Marcus Agius serves as a member of the Board HR and Remuneration Committee and is Chairman of the Corporate Governance and Nominations Board Committee. He does not receive any fees in relation to these appointments.

David Booth was appointed as non-executive Director with effect from 1st May 2007.

The Board’s policy is that fees should reflect individual responsibilities and membership of Board Committees. Barclays encourages its non-executive Directors to build up a holding in Barclays shares. £20,000 of each Director’s base fee of £65,000 is used to buy Barclays shares. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board. They are included in the table of Directors’ interests in Barclays shares on page 142. Non-executive Directors do not receive awards under share plans for employees, nor do they accrue pension benefits from Barclays for their non-executive services.

Non-executive Directors do not have service contracts but each has a letter of appointment. For each non-executive Director who served during 2007, the effective date of their appointment, notice period and the Group’s liability in the event of early termination are shown in the following table.

Non-executive Directors [a]	Effective date of letter of appointment	Notice period	Group liability in the event of early termination
David Booth	1st May 2007	6 months	6 months’ fees
Sir Richard Broadbent	1st Sep 2003	“	“
Leigh Clifford	1st Oct 2004	“	“
Fulvio Conti	1st Apr 2006	“	“
Dr Danie Cronjé	1st Sep 2005	“	“
Professor Dame Sandra Dawson	1st Mar 2003	“	“
Sir Andrew Likierman	1st Sep 2004	“	“
Sir Nigel Rudd	1st Feb 1996	“	“
Stephen Russell	25th Oct 2000	“	“

Sir John Sunderland	1st Jun 2005	“	“

Sir Michael Rake and Patience Wheatcroft were appointed as non-executive Directors with effect from 1st January 2008.

Each appointment is for an initial six-year term, renewable for a single term of three years thereafter, with the exception of Sir Nigel Rudd, whose appointment as Deputy Chairman is reviewed annually. Details of non-executive Directors standing for re-election at the 2008 AGM are set out on page 114.

Future Policy

The Committee will keep the existing remuneration arrangements, as detailed in this Report, under review during 2008 and ensure that Barclays programmes remain competitive and provide appropriate incentive for performance. As usual, there will be individual reviews of base salary, annual bonus (including ESAS) and awards under the long-term incentive plans.

Audited Information

As required by Part 3 of Schedule 7A of the Companies Act 1985, the Group’s auditors, PricewaterhouseCoopers LLP, have audited the information contained on pages 135 to 141.

Note

a	Marcus Agius was a non-executive Director during 2006 and became Group Chairman on 1st January 2007. Details of his letter of appointment are set out on page 130.

134	Barclays Annual Report 2007

2007 Annual Remunerationa

	Salary and fees £000	Benefits[b] £000	Annual cash bonus £000	2007 Total £000	2006 Total £000

Group Chairman
Marcus Agius[c]	750	1	–	751	22
Executive Directors
John Varley[d]	975	18	1,425	2,418	2,516
Robert E Diamond Jrd,e	250	14	6,500	6,764	10,692
Gary Hoffman[d]	625	15	506	1,146	1,108
Chris Lucas[f]	450	135	450	1,035	–
Frits Seegers[d,g]	700	199	1,313	2,212	1,630
Non-executive Directors[h]
David Booth[i]	43	–	–	43	–
Sir Richard Broadbent	180	–	–	180	147
Leigh Clifford	80	–	–	80	76
Fulvio Conti	85	–	–	85	54
Dr Danie Cronjé	217	–	–	217	326
Professor Dame Sandra Dawson	85	–	–	85	81
Sir Andrew Likierman	100	–	–	100	96
Sir Nigel Rudd	200	–	–	200	200
Stephen Russell	145	–	–	145	137
Sir John Sunderland	95	–	–	95	81
Former Director
Naguib Kheraj[d,j]	175	44	438	657	2,565

Forthcoming ESAS and PSP awards[k]
		Mandatory ESAS – 2007 results £000	March 2008 PSP – value of shares under initial allocation £000	Mandatory ESAS – 2006 results £000	March 2007 PSP – value of shares under initial allocation £000

Executive Directors
John Varley		618	1,200	699	1,200
Robert E Diamond Jrl		11,375	3,000	4,518	6,850
Gary Hoffman		219	625	203	625
Chris Lucas		195	800	–	600
Frits Seegers		569	1,600	520	1,000

Notes

a	Emoluments include amounts, if any, payable by subsidiary undertakings. Amounts payable to Dr Danie Cronjé include an amount of ZAR1,926,400 (£136,774) in respect of his Chairmanship of Absa Group Limited from which he retired on 31st July 2007 (2006: ZAR3,114,800 (£249,829)).

b	The Group Chairman and executive Directors receive benefits in kind, which may include life and disability cover, the use of a Company owned vehicle or cash equivalent, medical insurance and tax advice. Benefits are provided on similar terms to other senior executives. No Director has an expense allowance.

c	Marcus Agius was appointed as a non-executive Director on 1st September 2006 and as Group Chairman from 1st January 2007.

d	In 2007 John Varley was a Director of Ascot Authority (Holdings) Limited (Directorship ceased on 31st December 2007) and British Grolux Investments Limited for which he received fees of £20,085 and £7,613 respectively (2006: £26,000 and £7,500 respectively). John Varley is a non-executive Director of AstraZeneca plc for which he received fees of £56,486 in 2007 (2006: £21,075). John Varley is also a member of the International Advisory Panel of the Monetary Authority of Singapore for which he received fees of US$10,000 in 2007 (2006: US$10,000). John Varley is Chairman of Business Action on Homelessness and President of the Employers’ Forum on Disability for which he receives no fees. Robert E Diamond Jr is Chairman of Old Vic Productions plc for which he received no fees in 2007. Gary Hoffman is a Director of Visa (Europe) Limited and Visa (International) Limited for which he receives no fees. Gary Hoffman is also a Director of Trinity Mirror plc for which he received fees of £62,754 in 2007 (2006: £50,000). During the course of his Directorship Naguib Kheraj was a member of the Board of Governors of the Institute of Ismaili Studies and Chairman of the National Committee of the Aga Khan Foundation for which he received no fees in 2007. Naguib Kheraj (up to 31st March 2007) and Frits Seegers are non-executive Directors of Absa Group Limited and Absa Bank Limited. They have both waived their fees, which were paid to Barclays. Their respective fees in 2007 were ZAR136,533 (£9,694) and ZAR469,900 (£33,363) (2006: ZAR425,100 (£34,096) and ZAR75,400 (£6,048) respectively).

e	The remuneration for 2007 for Robert E Diamond Jr was based on the performance of Barclays Group, Barclays Capital, Barclays Global Investors and Barclays Wealth, both on an absolute and industry relative basis. The composition of this package continues to be heavily weighted towards elements that are ‘at risk’ and reflects practice in the investment banking and investment management industry.

f	Chris Lucas was appointed as an executive Director with effect from 1st April 2007. In addition to the amount shown in the ‘Salary and fees’ column above, Chris Lucas received an award under ESAS in recognition of forfeited compensation from his previous employment. Bonus shares are not applicable to this award. Details of this ESAS award are shown in the table on page 137 and the first table on page 138, and are not included in the table above. In addition, Chris Lucas received an award under the PSP which is shown in the table above (footnote k on this page provides further information). Chris Lucas received an allowance of 25% of base salary (£112,500) in lieu of pension contributions. This amount is included in the column for ‘Benefits’ in the table above.

g	Frits Seegers received an allowance of 25% of base salary (£175,000) in lieu of pension contributions (pro-rata 2006: £84,028). This amount is included in the column for ‘Benefits’ in the table above.

h	£20,000 of each non-executive Director’s base fee of £65,000 is used, after tax, to buy Barclays shares. Further details are provided on page 142.

i	David Booth was appointed as a non-executive Director on 1st May 2007.

j	Naguib Kheraj ceased to be an executive Director on 31st March 2007. The amounts shown in the table above are in respect of the period from 1st January 2007 to 31st March 2007. During this period Naguib Kheraj received an allowance of 23% of base salary (£40,250) in lieu of pension contributions (2006: £149,500). This amount has been included in the column for ‘Benefits’ above. In order to effect a successful handover to his successor, from 1st April 2007 to 30th April 2007, Naguib Kheraj was paid in accordance with the terms of his service contract (being a total amount of £218,343 which included a discretionary bonus of £145,833). Following the termination of his service contract and taking into consideration the duty to mitigate his loss, no payments were made to Naguib Kheraj in relation to the termination of his contract. Naguib Kheraj was retained by Barclays in a corporate finance advisory role for an eight month period from 1st May 2007 to 31st December 2007. Naguib Kheraj received a payment of £600,000 per month for this period, as well as a payment of £14,178 per month for contractual benefits (including an allowance in lieu of pensions contributions). Naguib Kheraj’s corporate finance role was terminated on 31st December 2007 and no payments were made to Naguib Kheraj on termination of this arrangement.

k	The amounts shown for Mandatory ESAS represent the value of Barclays shares to be recommended for an award under Mandatory ESAS for the 2007 results and, recommended for an award under Mandatory ESAS for the 2006 results, including a maximum 30% bonus share element. The Mandatory ESAS awards for the 2006 results are included in the table on page 137 and the first table on page 138. The amounts shown for PSP represent the value of Barclays shares under initial allocation to be recommended for an award under PSP in March 2008 and recommended for an award under PSP in March 2007 (May 2007 for Chris Lucas). The PSP awards granted in 2007 are included in the table on page 137 and the first table on page 139. Please refer to page 131 for further details on ESAS and PSP.

l	In addition to the Mandatory ESAS award shown for the 2007 results, Robert E Diamond Jr will receive a separate award under ESAS in respect of the Retained Incentive Opportunity as described in footnote f to the table on page 139. Bonus shares do not apply to the ESAS award in respect of the Retained Incentive Opportunity.

Barclays Annual Report 2007	135

Corporate governance

Remuneration report

Executive Directors: pension accrued assuming retirement at normal pension agea,b,c

	Age at 31st December 2007	Completed years of service	Accrued pension at 31st December 2006 £000	Pension accrued during 2007 (including increase for inflation) £000	Pension accrued during 2007 (excluding inflation) £000	Accrued pension at 31st December 2007 £000	Transfer value of accrued pension at 31st December 2006 £000	Transfer value of accrued pension at 31st December 2007 £000	Increase in transfer value during the year £000
Executive Directors
John Varley[d,e]	51	25	418	71	55	489	7,696	9,463	1,767
Robert E Diamond Jrf, g	56	11	36	2	2	38	195	214	19
Gary Hoffman[e]	47	25	253	20	11	273	2,352	2,598	246
Chris Lucas[h]	47	–	–	–	–	–	–	–	–
Frits Seegers[h]	49	1	–	–	–	–	–	–	–
Former Director
Naguib Kherajh, [i]	43	10	–	–	–	–	–	–	–

Notes

a	Pension accrued during the year represents the change in accrued pension (including inflation at the prescribed rate of 3.9%) which occurred during the entire year. The pensions paid from the final salary section of the applicable pension fund are reviewed annually. Pensions increase by a minimum of the increase in the retail prices index (up to a maximum of 5%), subject to the scheme rules.

b	The transfer values have been calculated in a manner consistent with the Retirement Benefit Scheme – Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

c	With the exception of the benefits provided through the US Restoration Plan for Robert E Diamond Jr, the pension benefits for all Directors shown above are provided for on a funded basis.

d	John Varley is a member of the Group’s closed UK defined benefit pension arrangement. This non-contributory pension scheme has a normal pension age of 60 and in accordance with his service contract, the scheme provides him with a pension benefit of 66.67% of his Pensionable Salary at normal pension age. Should John Varley retire at age 55, the scheme provides for an unreduced pension of 60% of Pensionable Salary.

e	In addition to the transfer value of accrued pension at 31st December 2007, John Varley and Gary Hoffman also have defined contribution benefits. John Varley’s benefit is in respect of a transfer from a previous pension arrangement while Gary Hoffman’s benefit is in respect of Special Company Contributions (Bonus Sacrifice). The fund values of these arrangements as at 31st December 2007 for John Varley and Gary Hoffman were £689,214 and £702,078 respectively.

f	The benefits shown above in respect of Robert E Diamond Jr’s participation in the Group’s US non-contributory defined benefit arrangement and the US Restoration Plan have been converted to Pounds Sterling using the 2007 year-end exchange rate of US$2.00334 (2006: US$1.96).

g	Robert E Diamond Jr is also a member of the Barclays Bank PLC 401K Thrift Savings Plan and Thrift Restoration Plan. These are US defined contribution plans. Company contributions into these plans in 2007 amounted to £10,233 (US$20,500).

h	Chris Lucas, Naguib Kheraj and Frits Seegers do not participate in any of the Group’s pension arrangements. Instead they receive a cash allowance in lieu of pension contributions of 25%, 23% and 25% of their respective salaries. Chris Lucas’ pro-rated cash allowance in 2007 amounted to £112,500. Naguib Kheraj, who ceased to be a Director on 31st March 2007, received a pro-rated cash allowance of £40,250, while Frits Seegers’ cash allowance in 2007 was £175,000.

i	In addition to the cash allowance in lieu of pension contributions, Naguib Kheraj has defined contribution benefits in respect of a previous period of participation in afterwork. The fund value of this deferred benefit as at 31st March 2007, when he ceased to be an executive Director, was £110,821.

136	Barclays Annual Report 2007

Executive Directors: illustration of change in value of Barclays PLC shares owned beneficially, or held under option or awarded under employee share plans as at 31st December 2007a

	Number at 31st December 2007							Notional value based on share price of £7.30[f] £000	Notional value based on share price of £5.04[g] £000
	Shares owned beneficially[b]	ESAS[c]	PSP[d]	Executive Share Option Scheme (ESOS)[e]	ISOP[e]	Sharesave	Total			Change in notional value £000
Executive Directors
John Varley	470,650	344,711	459,503	–	920,000	3,638	2,198,502	11,976	7,056	(4,920)
Robert E Diamond Jr	3,402,192	4,863,749	1,755,335	100,000	560,000	–	10,681,276	75,033	50,942	(24,091)
Gary Hoffman	431,761	274,402	257,116	–	540,000	6,150	1,509,429	8,555	5,187	(3,368)
Chris Lucas	38,003	69,091	82,910	–	–	3,638	193,642	1,382	958	(424)
Frits Seegers	699,870	231,383	294,154	–	–	3,390	1,228,797	8,954	6,177	(2,777)

Notes

a	Under PSP, ESAS, ISOP, ESOS and Sharesave, nothing was paid by the participants on the grant of options or awards.

b	The number shown includes shares held under Sharepurchase.

c	ESAS includes the maximum potential 30% bonus share element where applicable, and any voluntary ESAS awards.

d	The number of shares shown represents the initial allocation of shares.

e	The number of shares shown represents the vested shares under option.

f	With the exception of Chris Lucas, the notional value is based on the share price as at 31st December 2006. The notional value for Chris Lucas is based on a share price of £7.23, which was the share price as at 2nd April 2007, the first working day after he was appointed executive Director.

g	The notional value is based on the share price as at 31st December 2007. The highest and lowest market prices per share during the year were £7.90 and £4.775 respectively.

Barclays Annual Report 2007	137

Corporate governance

Remuneration report

Executive Directors: shares provisionally allocated and shares under option under ESASa,h,i,j

		During 2007
	Number at 1st January 2007	Awarded in respect of the results for 2006	Released[c]	Market price on Release date £	Exercised	Market price on Exercise date £	Bonus shares lapsed	Number at 31st December 2007
Executive Directors
John Varley	278,211	95,328	28,828	7.15	–	–	–	344,711
Robert E Diamond Jrd	5,282,875	616,303	1,035,429	7.15	–	–	–	4,863,749
Gary Hoffman	166,526	27,712	16,924	7.15	–	–	–	177,314
Chris Lucas[b]	–	–	–	–	–	–	–	69,091
Frits Seegers	802,208	70,941	641,766	6.84	–	–	–	231,383
Former Director
Naguib Kheraj	790,317	–	230,560	7.15	–	–	–	559,757

Shares under option under ESAS and voluntary ESAS as at 31st December 2007 (with the exception of voluntary ESAS, shares under option are included in aggregate figures above)

					During 2007
	Nil cost option granted at 3rd anniversary	[e]	Nil cost option under voluntary ESAS at 1st January 2007	[f]	Voluntary ESAS option granted	Voluntary ESAS option exercised	[g]	Market price on exercise date of voluntary ESAS option	£	Bonus shares lapsed on exercise of voluntary ESAS option	Number under Voluntary ESAS at 31st December 2007	Date from which exercisable	Latest expiry date

Executive Directors
John Varley	56,037		–		–	–		–		–	–	28/02/06	05/03/09
Robert E Diamond Jr	–		–		–	–		–		–	–	–	–
Gary Hoffman	47,663		136,584		–	39,496		7.17		–	97,088	05/03/04	05/03/14
Chris Lucas	–		–		–	–		–		–	–	–	–
Frits Seegers	–		–		–	–		–		–	–	–	–

Former Director
Naguib Kheraj	402,509		–		–	–		–		–	–	28/02/06	30/06/08

Notes

a	The number of shares shown in the table includes the maximum potential 30% bonus element where applicable.

b	Figures shown in the column ‘Number at 1st January 2007’ for Chris Lucas are as at date of joining. An award of 69,091 Barclays shares was granted to Chris Lucas on 1st May 2007, following his appointment as an executive Director on 1st April 2007, in recognition of forfeited compensation from his previous employment. Bonus shares are not applicable to the award.

c	The trustees may release additional shares to participants which represent accumulated dividends (net of withholding) in respect of shares under award. During 2007, the trustees released the following accumulated dividend shares: 6,865 to John Varley, 100,645 to Robert E Diamond Jr, 4,030 to Gary Hoffman and 54,899 to Naguib Kheraj. These are not awarded as part of the original award and consequently are not included in the ‘Released’ column.

d	The number shown in the column headed ‘Number at 1st January 2007’ includes shares held by Robert E Diamond Jr which reflect interests built up over the course of successive years’ service with Barclays. The awards were related to Robert E Diamond Jr’s contribution to the performance of Investment Banking, Investment Management and the Barclays Group as a whole.

e	The shares under option shown in this column are already included in the numbers shown at 1st January 2007 in the first table on this page, and relate to provisional allocations made in 2003 and 2004 except that the figures do not include accumulated dividend shares under option as follows: 7,410 shares for John Varley, 6,303 shares for Gary Hoffman and 53,059 shares for Naguib Kheraj.

f	The shares under option in this column are not included in the numbers shown at 1st January 2007 or 31st December 2007 in the first table on this page.

g	These figures do not include 9,624 accumulated dividend shares released on exercise of voluntary ESAS options.

h	Awards in respect of 2007 will be made in March 2008. Including the maximum potential 30% bonus element, awards will total £617,500 to John Varley, £11,375,000 to Robert E Diamond Jr, £219,375 to Gary Hoffman, £568,750 to Frits Seegers and £195,000 to Chris Lucas.

i	Nothing was paid by the participants on the grant of options or awards.

j	Please refer to page 131 for further details on ESAS and voluntary ESAS.

138	Barclays Annual Report 2007

Executive Directors: awards under PSPa,e

	Shares under initial allocation at 1st January 2007	Shares under initial allocation granted during 2007[b]	Maximum number of shares granted during 2007	Market price on award date £[c]	Performance period[d]	Scheduled vesting date	Shares under initial allocation at 31st December 2007	Maximum number of shares under award at 31st December 2007	Lapses due in 2008 based on maximum number of shares under award
Executive Directors
John Varley
2005	142,045	–	–	–	01/01/05 - 31/12/07	16/06/08	142,045	426,135	426,135
2006	153,748	–	–	–	01/01/06 - 31/12/08	23/03/09	153,748	461,244	–
2007	–	163,710	491,130	7.08	01/01/07 - 31/12/09	22/03/10	163,710	491,130	–
Total							459,503	1,378,509
Robert E Diamond Jr
2005	52,083	–	–	–	01/01/05 - 31/12/07	16/06/08	52,083	156,249	156,249
2006	768,736	–	–	–	01/01/06 - 31/12/08	23/03/09	768,736	2,306,208	–
2007	–	934,516	2,803,548	7.08	01/01/07 - 31/12/09	22/03/10	934,516	2,803,548	–
Total							1,755,335	5,266,005
Gary Hoffman
2005	75,758	–	–	–	01/01/05 - 31/12/07	16/06/08	75,758	227,274	227,274
2006	96,092	–	–	–	01/01/06 - 31/12/08	23/03/09	96,092	288,276	–
2007	–	85,266	255,798	7.08	01/01/07 - 31/12/09	22/03/10	85,266	255,798	–
Total							257,116	771,348
Chris Lucas
2007	–	82,910	248,730	7.23	01/01/07 - 31/12/09	22/03/10	82,910	248,730	–
Total							82,910	248,730
Frits Seegers
2006	157,728	–	–	–	01/01/06 - 31/12/08	04/08/09	157,728	473,184	–
2007	–	136,426	409,278	7.08	01/01/07 - 31/12/09	22/03/10	136,426	409,278	–
Total							294,154	882,462
Former Director
Naguib Kheraj
2005	87,121	–	–	–	01/01/05 - 31/12/07	16/06/08	87,121	261,363	261,363
2006	107,624	–	–	–	01/01/06 - 31/12/08	23/03/09	107,624	322,872	–
Total							194,745	584,235

Executive Directors: Retained Incentive Opportunityf

	Date of award	Maximum potential value £000s	Performance period	Vesting date
Robert E Diamond Jr	25/05/05	14,850	01/01/05 - 31/12/07	No later than 15/03/08

Notes

a	The performance conditions for the 2005 awards were not met and all awards are due to lapse in 2008.

b	In respect of John Varley, Robert E Diamond Jr, Gary Hoffman and Frits Seegers, the price used to convert the present fair value of the award to a number of shares was £7.33. This was the average over the period 20th February 2007 to 13th March 2007. In respect of Chris Lucas, the price used to convert the present fair value of the award to a number of shares was £7.23, which was the price at which shares were purchased in the market to fund the award.

c	The price shown is the mid-market closing price on the date of the award.

d	The details of the performance conditions for PSP are included on page 131.

e	Figures shown in the column ‘Shares under initial allocation at 1st January 2007’ for Chris Lucas are as at date of joining. Nothing was paid by the participants on the grant of awards.

f	Robert E Diamond Jr’s award under the Retained lncentive Opportunity reached the end of its performance period on 31st December 2007. Barclays Capital’s cumulative EP over the three-year performance period, which started on 1st January 2005, exceeded the £2bn threshold for the maximum potential value to vest in accordance with the terms of the award. This resulted in a vesting in February 2008 to the value of £14,850,000 with 50% payable in cash and the remaining 50% as a recommendation to the trustee of ESAS for an award of Barclays shares in the form of a provisional allocation. Any shares under the ESAS award would be releasable after 12 months from the award date. Bonus shares are not applicable to this award.

Barclays Annual Report 2007	139

Corporate governance

Remuneration report

Executive Directors: shares under option under Sharesavea

		During 2007				Information as at 31st December 2007
	Number held at 1st January 2007	Granted	Exercised	Exercise price per share	Market price on date of exercise	Number of shares held under option	Weighted average exercise price of outstanding options	Date from which exercisable	Latest expiry date
				£	£		£

Executive Directors
John Varley	4,096	3,638	4,096	4.11	7.89	3,638	4.83	01/11/14	30/04/15
Robert E Diamond Jr	–	–	–	–	–	–	–	–	–
Gary Hoffman	6,474	–	324	3.16	5.09	6,150	4.35	01/11/08	30/04/14
Chris Lucas	–	3,638	–	–	–	3,638	4.83	01/11/14	30/04/15
Frits Seegers	–	3,390	–	–	–	3,390	4.83	01/11/12	30/04/13

Former Director
Naguib Kheraj	4,007	–	–	–	–	4,007	4.08	01/01/08	30/06/08

Note

a	Figures shown in the column ‘Number held at 1st January 2007’ for Chris Lucas are as at date of joining. Nothing was paid by the participants on the grant of options.

140	Barclays Annual Report 2007

Executive Directors: plans used in previous years (ESOS, ISOP and the BGI EOP)

The executive Directors continue to have interests in Barclays PLC ordinary shares under ESOSa and ISOPb, and in BGI Holdings under the BGI EOPc (as indicated in the table below). No awards were made to Directors under these plans during 2007.

Executive Directors: awards under plans used in previous yearse

	Maximum number of shares under option at 1st January 2007	During 2007		Market price on exercise date £	Maximum number of shares under option at 31st December 2007	Weighted average exercise price of outstanding options £	Date from which exercisable	Latest expiry date	Vested number of shares at 31st December 2007
		Exercised	Lapsed

Executive Directors
John Varley
ISOP	2,060,000	–	1,140,000	–	920,000	4.41	18/05/03	22/03/14	920,000
Robert E Diamond Jr
ESOS	100,000	–	–	–	100,000	3.97	14/08/01	13/08/08	100,000
ISOP	1,340,000	–	780,000	–	560,000	4.54	12/03/04	22/03/14	560,000
BGI EOP	100,000	–	–	–	100,000	20.11	26/03/07	26/03/14	100,000
Gary Hoffman
ISOP	1,320,000	–	780,000	–	540,000	4.51	12/03/04	22/03/14	540,000
Chris Lucas[d]
–	–	–	–	–	–	–	–	–	–
Frits Seegers[d]
–	–	–	–	–	–	–	–	–	–

Former Director
Naguib Kheraj
ESOS	60,000	–	–	–	60,000	3.97	14/08/01	13/08/08	60,000
ISOP	1,360,000	–	840,000	–	520,000	4.47	12/03/04	31/12/08	520,000

Notes

a	Under ESOS, options granted (at market value) to executives were exercisable only if the growth in Barclays earnings per share over the three-year period was at least equal to the percentage increase in the UK Retail Prices Index plus 6% over the same period. The performance condition for the 1999 ESOS grant was met.

b	Under ISOP, executives were awarded options (at market value) over Barclays shares which are normally exercisable after three years. The number of shares over which options can be exercised depends upon performance against specific performance conditions. For ISOP awards granted in 2000 to 2003, the first 40,000 target shares under option for each award was subject to an EP performance condition, tested over a period of three years. Any amount over 40,000 target shares was subject to a relative TSR performance condition, to be tested initially over three years. Because the TSR performance condition was not met over three years in relation to the awards in 2003, the TSR condition was tested over a period of four years from the original start date. Awards in 2004 were subject to a relative TSR performance condition. For the 2003 and 2004 grants under ISOP, which became exercisable in 2007, Barclays was ranked 6th in the peer group under the TSR performance condition. This was sufficient for only 25% of the maximum number of shares under the TSR condition to vest. The remaining 75% lapsed.

c	Robert E Diamond Jr received a grant under the BGI EOP in March 2004. He was not a Director of Barclays PLC at that time. The BGI EOP is an option plan, approved by shareholders in 2000 and offered predominantly to participants in the US. Under the BGI EOP, participants receive an option to purchase shares in Barclays Global Investors UK Holdings Limited. The exercise price is based on the fair value at the time of grant. The option normally vests in three equal tranches on the first, second, and third anniversary of the date of grant. Participants must, in accordance with the Articles of Association of Barclays Global Investors UK Holdings Limited, keep their shares for 355 days after the date of exercise, before they may be offered for sale. In line with market practice, the options were not subject to performance conditions. Robert E Diamond Jr is not eligible to receive further awards under the BGI EOP. The shares shown in respect of the BGI EOP in the above table are shares in Barclays Global Investors UK Holdings Limited.

d	Frits Seegers was appointed as an executive Director on 10th July 2006, and Chris Lucas on 1st April 2007, and therefore no participation in the above plans has been offered to them.

e	Nothing was paid by the participants on the grant of options.

Barclays Annual Report 2007	141

Directors: interests in ordinary shares of Barclays PLCa

	At 1st January 2007[b]		At 31st December 2007
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Group Chairman
Marcus Agius	15,000	–	86,136	–
Executive Directors
John Varley	375,053	–	470,650	–
Robert E Diamond Jre	2,531,582	–	3,402,192	–
Gary Hoffman	319,186	–	431,761	–
Chris Lucas[f]	–	–	38,003	–
Frits Seegers[d]	4,319	–	699,870	–
Non-executive Directors[c]
David Booth[g]	–	–	50,374	–
Sir Richard Broadbent	8,092	–	14,026	–
Leigh Clifford	5,219	–	18,872	–
Fulvio Conti	2,538	–	10,067	–
Dr Danie Cronjé[d]	3,547	–	5,146	–
Professor Dame Sandra Dawson	9,953	–	12,040	–
Sir Andrew Likierman	5,441	–	8,137	–
Sir Nigel Rudd	51,117	–	84,843	–
Stephen Russell	18,661	–	21,054	–
Sir John Sunderland	10,054	–	31,658	–

Notes

a	Beneficial interests in the table above represent shares held by Directors who were on the Board as at 31st December 2007, either directly or through a nominee, their spouse and children under 18. They include any interests held through Sharepurchase, but do not include any awards under ESAS, ISOP, PSP, ESOS and Sharesave. The beneficial interests in ordinary shares of Barclays PLC held by all Directors as shown in the table above amounted in aggregate to 5,384,829 ordinary shares of Barclays PLC as at 31st December 2007 and 5,398,797 ordinary shares of Barclays PLC as at 27th February 2008 (which amounted to less than 1% of Barclays PLC ordinary share capital outstanding as at 31st December 2007 and 27th February 2008 respectively). Note 42 provides further information on Directors’ and Officers’ shareholdings. As at 31st December 2007, the executive Directors, together with other senior executives, were potential beneficiaries in respect of a total of 207,685,698 Barclays PLC ordinary shares (1st January 2007: 165,645,889) held by the trustees of the Barclays EBTs. As at 27th February 2008, a total of 218,235,925 shares were held by the trustees.

b	Or date appointed to the Board if later.

c	On 19th February 2008, the non-executive Directors acquired ordinary shares pursuant to arrangements under which part of each non-executive Director’s fee is used to buy shares in Barclays. Barclays shares were acquired by each non-executive Director as follows: David Booth – 1,183; Sir Richard Broadbent – 1,487; Leigh Clifford – 1,312; Fulvio Conti – 1,401; Dr Danie Cronjé – 1,270; Professor Dame Sandra Dawson – 1,485; Sir Andrew Likierman – 1,353; Sir Michael Rake – 204; Sir Nigel Rudd – 1,646; Stephen Russell – 1,600; Sir John Sunderland – 1,231; Patience Wheatcroft – 169. On 19th February 2008, Sir Michael Rake also acquired 1,100 ordinary shares in Barclays. On 26th February 2008, Patience Wheatcroft acquired 1,200 ordinary shares in Barclays and Sir Nigel Rudd sold 28,000 ordinary shares in Barclays and acquired 28,000 ordinary shares in Barclays in PEP and ISA accounts. Except as described in this note, there were no changes to the beneficial or non-beneficial interests of Directors in the period 31st December 2007 to 27th February 2008.

d	As at 1st January 2007, Frits Seegers and Dr Danie Cronjé held 1,000 and 101,577 shares in Absa Group Limited respectively. As at 31st December 2007, Frits Seegers and Dr Danie Cronjé held 1,000 and 101,577 shares in Absa Group Limited respectively. Dr Danie Cronjé also held 7,500 non-cumulative, non-redeemable preference shares in Absa Bank Limited as at 1st January 2007 and 11,700 such shares as at 31st December 2007.

e	As at 1st January 2007 and 31st December 2007, Robert E Diamond Jr held 200,000 ‘A’ ordinary shares in Barclays Global Investors UK Holdings Limited.

f	Appointed as an executive Director on 1st April 2007.

g	Appointed as a non-executive Director on 1st May 2007.

142	Barclays Annual Report 2007

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

Throughout the year ended 31st December 2007, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ published by the Financial Reporting Council. The Board regularly reviews these processes through the Board Committees.

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

The Group Internal Control and Assurance Framework (GICAF) describes the Group’s approach to internal control and details Group policies and processes. The GICAF is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee.

Quarterly risk reports are made to the Board covering risks of Group significance including credit risk, market risk and operational risk, including legal and compliance risk. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee. Further details of risk management procedures are given in the Risk management section on pages 65 to 96.

Management’s report on internal control over financial reporting

The management of Barclays PLC is responsible for establishing and maintaining adequate internal control over financial reporting. Barclays PLC’s internal control over financial reporting is a process designed under the supervision of Barclays PLC’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and published by the International Accounting Standards Board.

Barclays PLC’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRSs and that receipts and expenditures are being made only in accordance with authorisations of management and the Directors of Barclays PLC; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Barclays PLC’s assets that could have a material effect on Barclays PLC’s financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Barclays PLC’s internal control over financial reporting as of 31st December 2007. In making its assessment, management has utilised the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, Barclays PLC’s internal control over financial reporting was effective as of 31st December 2007.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk management section on page 110.

Statement of Directors’ responsibilities for accounts

The following statement, which should be read in conjunction with the Auditors’ report set out on page 147, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared individual accounts in accordance with IFRSs as adopted by the European Union. The accounts are required by law and IFRSs to present fairly the financial position of the Company and the Group and the performance for that period; the Companies Act 1985 provides, in relation to such accounts, that references in the relevant part of the law to accounts giving a true and fair view are references, to their achieving fair presentation.

The Directors consider that, in preparing the accounts on pages 149 to 249, and the additional information contained on pages 250 to 274, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

Barclays Annual Report 2007	143

Corporate governance

Accountability and audit

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Disclosure controls and procedures

The Group Chief Executive, John Varley, and the Group Finance Director, Chris Lucas, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2007, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. The Group Chief Executive and Group Finance Director also concluded that no significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

Signed on behalf of the Board

Marcus Agius

Group Chairman

7th March 2008

144	Barclays Annual Report 2007

Barclays Annual Report 2007	145

Presentation of information

Presentation of Information

Barclays PLC is a public limited company registered in England under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

Barclays Bank PLC is a public limited company registered in England under company number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was reregistered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

The term ‘Companies Act 1985’ means the company law provisions of the Companies Act 1985 (as amended) that remain in force. The term ‘Companies Act 2006’ means the operative company law provisions of the Companies Act 2006.

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

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’ or ‘parent Company’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. The term ‘Absa Group Limited’ is used to refer to Absa Group Limited and its subsidiaries and the term ‘Absa’ is used to refer to the component of the International Retail and Commercial Banking segment represented by this business. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘US$m’ and ‘US$bn’ represent millions and thousands of millions of US Dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 149 to 249 along with the accounts of Barclays PLC itself on page 164. The consolidated accounts of Barclays Bank PLC and its subsidiaries are set out on pages 250 to 262. The accounting policies on pages 149 to 157 and the Notes commencing on page 166 apply equally to both sets of accounts unless otherwise stated.

Adoption of IFRS and 2004 comparatives

The Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRSs) as adopted by the European Union in 2005. As permitted by IFRS 1, the accounting standards relating to financial instruments and insurance contracts have not been applied to 2004. Therefore, the 2004 comparatives are significantly different from the numbers reported in later years. n/a has been included in tables where, as a result of the application of IAS 32, IAS 39 and IFRS 4 in later years and UK GAAP in 2004, the disclosure is not applicable.

146	Barclays Annual Report 2007

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated statements of recognised income and expense and, Consolidated statements of cash flows present fairly, in all material respects, the financial position of Barclays PLC (the ‘Company’) and its subsidiaries at 31st December 2007 and 31st December 2006 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2007, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s report on internal control over financial reporting’ in the section headed Accountability and audit. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom

7th March 2008

Barclays Annual Report 2007	147

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC:

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated statements of recognised income and expense and, Consolidated statements of cash flows present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31st December 2007 and 31st December 2006, and the results of their operations and cash flows for each of the three years in the period ended 31st December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom

10th March 2008

148	Barclays Annual Report 2007

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

Barclays PLC is a public limited company, incorporated in Great Britain and having a registered office in England.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays PLC Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRSs) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRSs and IFRIC interpretations as adopted by the European Union.

IFRS 7 ‘Financial Instrument Disclosures’ and an amendment to IAS 1 ‘Presentation of Financial Statements’ on capital disclosures were implemented in 2007, resulting in new or revised disclosures.

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

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements such as fair value of financial instruments (Note 49), allowance for impairment (Note 47), goodwill (Note 21), intangible assets (Note 22), and retirement benefit obligations (Note 30).

4. Consolidation

Subsidiaries

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, including certain special purpose entities (SPEs) where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. Details of the principal subsidiaries are given in Note 40.

SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control, as set out in SIC 12 ‘Consideration – Special Purpose Entities’, include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE.

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

Unless designated as at fair value through profit and loss as set out in policy 7, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post-acquisition profit (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

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

Barclays Annual Report 2007	149

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

The fair value option is used in the following circumstances:

(i)	financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets through profit and loss significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale;

150	Barclays Annual Report 2007

(ii)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss if they contain substantive embedded derivatives;

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

Regular way purchases of held to maturity financial assets are recognised on trade date, being the date on which the Group commits to purchase the asset.

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

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, fair value is determined by reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. For financial liabilities measured at fair value, the carrying amount is adjusted to reflect the effect on fair value of changes in own credit spreads. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, where valuations include significant unobservable inputs, the transaction price is deemed to provide the best evidence of initial fair value for accounting purposes. As such, profits or losses are recognised upon trade inception only when such profits can be measured solely by reference to observable market data. The difference between the model valuation and the initial transaction price is recognised in profit or loss:

a)	on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate, or;

b)	released in full where previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the market place, the maturity of market modelling, the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

8. Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that loans and receivables or available for sale financial investments are impaired. These are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

Barclays Annual Report 2007	151

Consolidated accounts Barclays PLC

Accounting policies

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

For loans and receivables the Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan and receivable, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and recognised in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised loan and receivable asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans and receivables are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of loans and receivables that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Equity securities acquired in exchange for loans in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

In the case of available for sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt instruments are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

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

152	Barclays Annual Report 2007

11.	Collateral and netting

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

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedging instrument. To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed to include ineffectiveness. The amount of ineffectiveness, provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

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

Barclays Annual Report 2007	153

Consolidated accounts Barclays PLC

Accounting policies

The Group uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property [a]	7-10%
Equipment installed in freehold and leasehold property [a]	7-10%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%

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

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred.

Capitalised computer software is amortised over three to five years.

Note

a	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

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

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Other than where the fair value option is applied, subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement any fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date, in accordance with policy 23.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees provided. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

154	Barclays Annual Report 2007

17.	Issued debt and equity securities

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

Financial liabilities, other than trading liabilities and financial liabilities designated at fair value, are carried at amortised cost using the effective interest method as set out in policy 6. Derivatives embedded in financial liabilities that are not designated at fair value are accounted for as set out in policy 7. Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related tax.

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

Barclays Annual Report 2007	155

Consolidated accounts Barclays PLC

Accounting policies

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

21. Employee benefits

The Group provides employees worldwide with post-retirement benefits mainly in the form of pensions. The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans.

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually, using the assumptions set out in Note 30. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset, arising for example, as a result of past over funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions.

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

Provision is made for undrawn loan commitments and similar facilities if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

156	Barclays Annual Report 2007

24. Taxes, including deferred taxes

Income tax payable on taxable profits (‘current tax’), is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and is expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

The analyses by geographical segment are based on the location of the customer.

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

Barclays Annual Report 2007	157

Consolidated accounts Barclays PLC

Accounting presentation

Future Accounting Developments

Consideration will be given during 2008 to the implications, if any, of the following new and revised standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as follows:

–

IFRS 3 – Business Combinations and IAS 27 – Consolidated and Separate Financial Statements are revised standards issued in January 2008. The revised IFRS 3 applies prospectively to business combinations first accounted for in accounting periods beginning on or after 1st July 2009 and the amendments to IAS 27 apply retrospectively to periods beginning on or after 1st July 2009. The main changes in existing practice resulting from the revision to IFRS 3 affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. In addition, acquisition related costs – such as fees paid to advisers – must be accounted for separately from the business combination, which means that they will be recognised as expenses unless they are directly connected with the issue of debt or equity securities. The revisions to IAS 27 specify that changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. Until future acquisitions take place that are accounted for in accordance with the revised IFRS 3, the main impact on Barclays will be that, from 2010, gains and losses on transactions with non-controlling interests that do not result in loss of control will no longer be recognised in the income statement but directly in equity. In 2007, gains of £23m and losses of £6m were recognised in income relating to such transactions.

–

IFRIC 13 – Customer Loyalty Programs addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. It requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. The Group is considering the implications of this interpretation and any resulting change in accounting policy would be accounted for in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors in 2009.

–

IFRS 8 – Operating Segments was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1st January 2009. The standard replaces IAS 14 –Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the consolidated financial statements. The Group is considering the enhancements that permitted early adoption in 2008 may make to the transparency of the segmental disclosures.

–

IAS 1 – Presentation of Financial Statements is a revised standard applicable to annual periods beginning on 1st January 2009. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

–

IAS 23 – Borrowing Costs is a revised standard applicable to annual periods beginning on 1st January 2009. The revision does not impact Barclays. The revision removes the option not to capitalise borrowing costs on qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale.

–

An amendment to IFRS 2 Share-based Payment was issued in January 2008 that clarifies that vesting conditions are service conditions and performance conditions only. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment, which results in the acceleration of charge. The Group is considering the implications of the amendment, particularly to the Sharesave scheme, and any resulting change in accounting policy would be accounted for in accordance with IAS 8 Accounting policies, changes in accounting estimates and errors in 2009.

–

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements were issued in February 2008 that require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendments, which are applicable to annual periods beginning on 1st January 2009, do not impact Barclays.

The following IFRIC interpretations issued during 2006 and 2007 which first apply to accounting periods beginning on or after 1st January 2008 are not expected to result in any changes to the Group’s accounting policies:

–	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions;

–	IFRIC 12 – Service Concession Arrangements;

–	IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Acquisitions

2007: On 8th February 2007, Barclays completed the acquisition of Indexchange Investment AG. Indexchange is based in Munich and offers exchange traded fund products.

On 28th February 2007, Barclays completed the acquisition of Nile Bank Limited. Nile Bank is based in Uganda with 18 branches and 228 employees.

158	Barclays Annual Report 2007

On 30th March 2007, Barclays completed the acquisition of EquiFirst.

EquiFirst is a non-prime wholesale mortgage originator in the United States.

On 18th May 2007, Barclays completed the acquisition of Walbrook Group Limited. Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers.

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

On 1st July 2005, Barclays acquired the wealth business of ING Securities Bank (France) consisting of ING Ferri and ING Private Banking.

On 9th May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa Group Limited (‘Absa’). Barclays consolidated Absa from 27th July 2005.

Disposals

2007: On 4th April 2007, Barclays completed the sale of part of Monument, a credit card business.

On 24th September 2007, Barclays completed the sale of a 50% shareholding in Intelenet Global Services Pvt Ltd.

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

Recent developments

On 16th April 2007, Barclays announced the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd, a Japanese trust administration and custody operation. The sale completed on 31st January 2008.

On 5th October 2007, Barclays announced that as at 4th October 2007 not all of the conditions relating to its offer for ABN AMRO Holding N.V. were fulfilled and as a result Barclays was withdrawing its offer with immediate effect. Barclays also announced that it was restarting the Barclays PLC share buy-back programme to minimise the dilutive effect of the issuance of shares to China Development Bank and Temasek Holdings (Private) Limited on existing Barclays PLC shareholders. This programme was intended to run until 31st December 2007, but was subsequently extended to 31st January 2008.

On 7th February 2008, Barclays announced the purchase of Discover’s UK credit card business for a consideration of approximately £35m. The consideration is subject to an adjustment mechanism based on the net asset value of the business at completion. Completion is subject to various conditions, including competition clearance, and is expected to occur during the first half of 2008.

On 3rd March 2008, Barclays entered into an agreement with Petropavlousk Finance (limited liability society) to acquire 100% of the Russian Bank, Expobank, for a consideration of approximately $745m (£373m). The transaction is expected to close in summer 2008 after receipt of appropriate regulatory approvals. Expobank focuses principally on Western Russia, with a substantial presence in Moscow and St Petersburg. Founded in 1994 it has grown rapidly and comprises a blend of retail and commercial banking, operating 32 branches and dealing with a range of corporate and wholesale clients. As at 31st December 2007, Expobank had net assets of $186m (£93m).

Barclays Annual Report 2007	159

Consolidated accounts Barclays PLC

Consolidated income statement

Consolidated income statement

For the year ended 31st December

	Notes	2007 £m	2006 £m	2005 £m

Continuing operations
Interest income	2	25,308	21,805	17,232
Interest expense	2	(15,698)	(12,662)	(9,157)
Net interest income		9,610	9,143	8,075
Fee and commission income	3	8,678	8,005	6,430
Fee and commission expense	3	(970)	(828)	(725)
Net fee and commission income		7,708	7,177	5,705
Net trading income	4	3,759	3,614	2,321
Net investment income	4	1,216	962	858
Principal transactions		4,975	4,576	3,179
Net premiums from insurance contracts	5	1,011	1,060	872
Other income	6	188	214	147
Total income		23,492	22,170	17,978
Net claims and benefits incurred on insurance contracts	5	(492)	(575)	(645)
Total income net of insurance claims		23,000	21,595	17,333
Impairment charges and other credit risk provisions	7	(2,795)	(2,154)	(1,571)
Net income		20,205	19,441	15,762
Staff costs	8	(8,405)	(8,169)	(6,318)
Administration and general expenses	9	(4,141)	(3,914)	(3,768)
Depreciation of property, plant and equipment	23	(467)	(455)	(362)
Amortisation of intangible assets	22	(186)	(136)	(79)
Operating expenses		(13,199)	(12,674)	(10,527)
Share of post-tax results of associates and joint ventures	20	42	46	45
Profit on disposal of subsidiaries, associates and joint ventures		28	323	–
Profit before tax		7,076	7,136	5,280
Tax	10	(1,981)	(1,941)	(1,439)
Profit after tax		5,095	5,195	3,841
Profit attributable to minority interests	33	678	624	394
Profit attributable to equity holders of the parent		4,417	4,571	3,447
		5,095	5,195	3,841
		p	p	p

Earnings per share
Basic earnings per share	11	68.9	71.9	54.4
Diluted earnings per share	11	66.7	69.8	52.6

Interim dividend per ordinary share		11.50	10.50	9.20
Proposed final dividend per ordinary share	1	22.50	20.50	17.40

		£m	£m	£m
Interim dividend paid		768	666	582
Proposed final dividend	1	1,485	1,307	1,105

The Board of Directors approved the accounts set out on pages 149 to 249 on 7th March 2008.

The accompanying notes form an integral part of the Consolidated accounts.

Barclays Annual Report 2007	160

Consolidated Accounts Barclays PLC

Consolidated balance sheet

Consolidated balance sheet

As at 31st December

	Notes	2007 £m	2006 £m
Assets
Cash and balances at central banks		5,801	7,345
Items in the course of collection from other banks		1,836	2,408
Trading portfolio assets	12	193,691	177,867
Financial assets designated at fair value:
– held on own account	13	56,629	31,799
– held in respect of linked liabilities to customers under investment contracts	13	90,851	82,798
Derivative financial instruments	14	248,088	138,353
Loans and advances to banks	15	40,120	30,926
Loans and advances to customers	15	345,398	282,300
Available for sale financial investments	16	43,072	51,703
Reverse repurchase agreements and cash collateral on securities borrowed	17	183,075	174,090
Other assets	18	5,150	5,850
Current tax assets	19	518	557
Investments in associates and joint ventures	20	377	228
Goodwill	21	7,014	6,092
Intangible assets	22	1,282	1,215
Property, plant and equipment	23	2,996	2,492
Deferred tax assets	19	1,463	764
Total assets		1,227,361	996,787
Liabilities
Deposits from banks		90,546	79,562
Items in the course of collection due to other banks		1,792	2,221
Customer accounts		294,987	256,754
Trading portfolio liabilities	12	65,402	71,874
Financial liabilities designated at fair value	24	74,489	53,987
Liabilities to customers under investment contracts	13	92,639	84,637
Derivative financial instruments	14	248,288	140,697
Debt securities in issue		120,228	111,137
Repurchase agreements and cash collateral on securities lent	17	169,429	136,956
Other liabilities	25	10,499	10,337
Current tax liabilities	19	1,311	1,020
Insurance contract liabilities, including unit-linked liabilities	26	3,903	3,878
Subordinated liabilities	27	18,150	13,786
Deferred tax liabilities	19	855	282
Provisions	28	830	462
Retirement benefit liabilities	30	1,537	1,807
Total liabilities		1,194,885	969,397
Shareholders’ equity
Called up share capital	31	1,651	1,634
Share premium account	31	56	5,818
Other reserves	32	874	390
Retained earnings	32	20,970	12,169
Less: treasury shares	32	(260)	(212)
Shareholders’ equity excluding minority interests		23,291	19,799
Minority interests	33	9,185	7,591
Total shareholders’ equity		32,476	27,390
Total liabilities and shareholders’ equity		1,227,361	996,787

The accompanying notes form an integral part of the Consolidated accounts.

Marcus Agius

Chairman

John Varley

Group Chief Executive

Christopher Lucas

Group Finance Director

161	Barclays Annual Report 2007

Consolidated accounts Barclays PLC

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense

For the year ended 31st December

	2007 £m	2006 £m	2005 £m
Available for sale reserve:
– Net gains/(losses) from changes in fair value	484	87	(249)
– Losses transferred to net profit due to impairment	13	86	–
– Net gains transferred to net profit on disposal	(563)	(327)	(120)
– Net losses transferred to net profit due to fair value hedging	68	14	260
Cash flow hedging reserve:
– Net gains/(losses) from changes in fair value	106	(437)	(50)
– Net losses/(gains) transferred to net profit	253	(50)	(69)
Currency translation differences	54	(781)	300
Tax	54	253	50
Other	22	25	(102)
Amounts included directly in equity	491	(1,130)	20
Profit after tax	5,095	5,195	3,841
Total recognised income and expense for the year	5,586	4,065	3,861
Attributable to:
Equity holders of the parent	4,854	3,682	3,379
Minority interests	732	383	482
	5,586	4, 065	3,861

The accompanying notes form an integral part of the Consolidated accounts.

Barclays Annual Report 2007	162

Consolidated accounts Barclays PLC

Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December

	2007 £m	2006 £m	2005 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	7,076	7,136	5,280
Adjustment for non-cash items:
Allowance for impairment	2,795	2,154	1,571
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	669	612	450
Other provisions, including pensions	753	558	654
Net profit from associates and joint ventures	(42)	(46)	(45)
Net profit on disposal of investments and property, plant and equipment	(862)	(778)	(530)
Net profit from disposal of associates and joint ventures	(26)	(263)	–
Net profit from disposal of subsidiaries	(2)	(60)	–
Other non-cash movements	(1,133)	1,702	1,475
Changes in operating assets and liabilities:
Net increase in loans and advances to banks and customers	(77,987)	(27,385)	(63,177)
Net increase in deposits and debt securities in issue	90,589	46,944	67,012
Net (increase)/decrease in derivative financial instruments	(2,144)	1,196	841
Net increase in trading portfolio assets	(18,227)	(18,323)	(42,589)
Net (decrease)/increase in trading liabilities	(6,472)	310	9,888
Net (increase)/decrease in financial investments	(4,379)	1,538	27,129
Net (increase)/decrease in other assets	1,299	(1,527)	(410)
Net decrease in other liabilities	(1,071)	(1,580)	(2,818)
Tax paid	(1,583)	(2,141)	(1,082)
Net cash (used in)/from operating activities	(10,747)	10,047	3,649
Purchase of available for sale investments	(26,899)	(47,086)	(53,483)
Proceeds from sale or redemption of available for sale investments	38,423	46,069	51,111
Purchase of intangible assets	(263)	(212)	(91)
Purchase of property, plant and equipment	(1,241)	(654)	(588)
Proceeds from sale of property, plant and equipment	617	786	98
Acquisitions of subsidiaries, net of cash acquired	(270)	(248)	(2,115)
Disposal of subsidiaries, net of cash disposed	383	(15)	–
Increase in investment in subsidiaries	(668)	(432)	(160)
Decrease in investment in subsidiaries	57	44	49
Acquisition of associates and joint ventures	(220)	(162)	(176)
Disposal of associates and joint ventures	145	739	40
Other cash flows associated with investing activities	–	17	23
Net cash from/(used in) investing activities	10,064	(1,154)	(5,292)
Dividends paid	(2,559)	(2,215)	(1,894)
Proceeds of borrowings and issuance of debt securities	4,625	2,493	1,179
Repayments of borrowings and redemption of debt securities	(683)	(366)	(464)
Issue of shares and other equity instruments	2,494	179	135
Repurchase of shares and other equity instruments	(1,802)	–	–
Net purchase of treasury shares	(48)	(31)	(140)
Net issue of shares to minority interests	1,331	632	2,267
Net cash from financing activities	3,358	692	1,083
Exchange (loss)/gain on foreign currency cash and cash equivalents	(550)	562	(237)
Net increase/(decrease) in cash and cash equivalents	2,125	10,147	(797)
Cash and cash equivalents at beginning of year	30,952	20,805	21,602
Cash and cash equivalents at end of year	33,077	30,952	20,805
Cash and cash equivalents comprise:
Cash and balances at central banks	5,801	7,345	3,906
Loans and advances to banks	40,120	30,926	31,105
Less: amounts with original maturity greater than three months	(19,377)	(15,892)	(17,987)
	20,743	15,034	13,118
Available for sale treasury and other eligible bills	43,072	51,703	53,497
Less: non-cash and amounts with original maturity greater than three months	(41,688)	(50,684)	(53,281)
	1,384	1,019	216
Trading portfolio assets	193,691	177,867	155,723
Less: non-cash and amounts with original maturity greater than three months	(188,556)	(170,329)	(152,183)
	5,135	7,538	3,540
Other	14	16	25
	33,077	30,952	20,805
In 2005 the opening cash and cash equivalents balance was adjusted to reflect the adoption of IAS 32 and IAS 39. The accompanying notes form an integral part of the Consolidated accounts.

Interest received in 2007 was £49,441m (2006: £38,544m, 2005: £32,124m) and interest paid in 2007 was £37,821m (2006: £29,372m, 2005: £23,319m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £1,037m at 31st December 2007 (2006: £1,262m).

163	Barclays Annual Report 2007

Accounts of Barclays PLC

Parent company accounts

Income statement

For the year ended 31st December

	2007 £m	2006 £m	2005 £m
Dividends received from subsidiary	3,287	1,964	2,012
Interest income	4	4	4
Trading loss	(13)	–	–
Other income	15	–	–
Management charge from subsidiary	(4)	(4)	(4)
Profit before tax	3,289	1,964	2,012
Tax	–	–	–
Profit after tax	3,289	1,964	2,012

The Company had no staff during the year (2006: nil, 2005: nil).

Balance sheet

As at 31st December

	Notes	2007 £m	2006 £m
Assets
Non-current assets
Investment in subsidiaries	39	10,391	8,641
Current assets
Cash and balances at central banks		671	575
Other current assets		20	17

Total assets		11,082	9,233

Liabilities
Current liabilities
Amounts payable within one year		1	4

Shareholders’ equity
Called up share capital	31	1,651	1,634
Share premium account	31	56	5,818
Capital redemption reserve	32	384	309
Retained earnings	32	8,990	1,468
Total shareholders’ equity		11,081	9,229
Total liabilities and shareholders’ equity		11,082	9,233

The accompanying notes form an integral part of the accounts.

Marcus Agius

Chairman

John Varley

Group Chief Executive

Christopher Lucas

Group Finance Director

Barclays Annual Report 2007	164

Statement of recognised income and expense

For the year ended 31st December

	2007 £m	2006 £m	2005 £m
Profit after tax	3,289	1,964	2,012
Total recognised income and expense for the year	3,289	1,964	2,012

Cash flow statement
For the year ended 31st December
	2007 £m	£2006 m	£2005 m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	3,289	1,964	2,012
Changes in operating assets and liabilities:
Net (increase) in other assets	(3)	(13)	(1)
Net (decrease)/increase in other liabilities	(3)	–	1
Net cash from operating activities	3,283	1,951	2,012
Capital contribution to subsidiaries	(1,434)	–	–
Purchase of shares in subsidiaries	(316)	(179)	(135)
Net cash used in investing activities	(1,750)	(179)	(135)
Proceeds from issue of shares	2,494	179	135
Dividends paid	(2,129)	(1,814)	(1,612)
Repurchase of ordinary shares	(1,802)	–	–
Net cash used in financing activities	(1,437)	(1,635)	(1,477)
Net increase in cash and cash equivalents	96	137	400
Cash and cash equivalents at beginning of year	575	438	38
Cash and cash equivalents at end of year	671	575	438
Cash and cash equivalents comprise:
Cash and balances at central banks	671	575	438

Net cash from operating activities includes:
Dividends received	3,287	1,964	2,012
Interest received	4	4	4

The parent company’s sole activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC, Barclays Investment (Netherlands) N.V. and Odysseus Jersey (No. 1) Limited.

The Company was not exposed at 31st December 2007 or 2006 to significant risks arising from the financial instruments it holds; which mainly comprised cash and balances with central banks.

Dividends received are treated as operating income.

The accompanying notes form an integral part of the accounts.

165	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

1 Dividends per share

The Directors have recommended the final dividends in respect of 2007 of 22.5p per ordinary share of 25p each and 10p per staff share of £1 each, amounting to a total of £1,485m, which will be paid on 25th April 2008. The financial statements for the year ended 31st December 2007 do not reflect these dividends, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2008. The financial statements to 31st December 2007 include the 2006 final dividend of £1,307m.

2 Net interest income

	2007 £m	2006 £m	2005 £m
Cash and balances with central banks	145	91	9
Available for sale investments	2,580	2,811	2,272
Loans and advances to banks	1,416	903	690
Loans and advances to customers	19,559	16,290	12,944
Other	1,608	1,710	1,317
Interest income	25,308	21,805	17,232
Deposits from banks	(2,720)	(2,819)	(2,056)
Customer accounts	(4,110)	(3,076)	(2,715)
Debt securities in issue	(6,651)	(5,282)	(3,268)
Subordinated liabilities	(878)	(777)	(605)
Other	(1,339)	(708)	(513)
Interest expense	(15,698)	(12,662)	(9,157)
Net interest income	9,610	9,143	8,075

Interest income includes £113m (2006: £98m, 2005: £76m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

3 Net fee and commission income

	2007 £m	2006 £m	2005 £m
Fee and commission income
Brokerage fees	109	70	64
Investment management fees	1,787	1,535	1,250
Securities lending	241	185	151
Banking and credit related fees and commissions	6,363	6,031	4,805
Foreign exchange commissions	178	184	160
Fee and commission income	8,678	8,005	6,430
Brokerage fees paid	(970)	(828)	(725)
Fee and commission expense	(970)	(828)	(725)
Net fee and commission income	7,708	7,177	5,705

Barclays Annual Report 2007	166

4 Principal transactions

	2007 £m	2006 £m	2005 £m
Rates related business	4,162	2,848	1,732
Credit related business	(403)	766	589
Net trading income	3,759	3,614	2,321
Net gain from disposal of available for sale assets	560	307	120
Dividend income	26	15	22
Net gain from financial instruments designated at fair value	293	447	389
Other investment income	337	193	327
Net investment income	1,216	962	858
Principal transactions	4,975	4,576	3,179

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income and expense from these instruments and the related funding cost.

Of the total net trading income, a £756m loss (2006: £947m gain, 2005: £498m gain) was made on securities and £640m gain (2006: £480m, 2005: £340m) was earned in foreign exchange dealings.

The net gain on financial assets designated at fair value included within principal transactions was £78m (2006: £489m, 2005: £391m) of which losses of £215m (2006: £42m gain, 2005: £2m gain) were included in net trading income and gains of £293m (2006: £447m, 2005: £389m) were included in net investment income.

The net loss on financial liabilities designated at fair value included within principal transactions was £231m (2006: £920m, 2005: £666m) all of which was included within net trading income.

The net gain from widening of credit spreads relating to Barclays Capital issued notes held at fair value was £658m (2006: £nil, 2005: £nil).

5 Insurance premiums and insurance claims and benefits

	2007 £m	2006 £m	2005 £m
Gross premiums from insurance contracts	1,062	1,108	909
Premiums ceded to reinsurers	(51)	(48)	(37)
Net premiums from insurance contracts	1,011	1,060	872

	2007 £m	2006 £m	2005 £m
Gross claims and benefits incurred on insurance contracts	520	588	694
Reinsurers’ share of claims incurred	(28)	(13)	(49)
Net claims and benefits incurred on insurance contracts	492	575	645

6 Other income
	2007 £m	2006 £m	2005 £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	5,592	7,417	9,234
Increase in liabilities to customers under investment contracts	(5,592)	(7,417)	(9,234)
Property rentals	53	55	54
Other income	135	159	93
Other income	188	214	147

Included in other income are sub-lease receipts of £18m (2006: £18m, 2005: £18m).

Included in other income in 2007 is a loss on the part disposal of Monument credit card portfolio and gains on reinsurance transactions in 2007 and 2006.

167	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

7 Impairment charges and other credit provisions

	2007 £m	2006 £m	2005 £m
Impairment charges on loans and advances
– New and increased impairment allowances	2,871	2,722	2,129
– Releases	(338)	(389)	(333)
– Recoveries	(227)	(259)	(222)
Impairment charges on loans and advances	2,306	2,074	1,574
Other credit provisions
Charge/(release) in respect of provision for undrawn contractually committed facilities and guarantees provided	476	(6)	(7)

Impairment charges on loans and advances and other credit provisions	2,782	2,068	1,567
Impairment on available for sale assets	13	86	4
Impairment charges and other credit provisions	2,795	2,154	1,571

An analysis of the impairment charges by class of financial instrument is included in Note 47 ‘Credit risk’.

8 Staff costs

	2007 £m	2006 £m	2005 £m
Salaries and accrued incentive payments	6,993	6,635	5,036
Social security costs	508	502	412
Pension costs – defined contribution plans	141	128	76
Pension costs – defined benefit plans (Note 30)	150	282	271
Other post-retirement benefits (Note 30)	10	30	27
Other	603	592	496
Staff costs	8,405	8,169	6,318

Included in salaries and incentive payments is £551m (2006: £640m, 2005: £338m) arising from equity settled share-based payments, of which £60m (2006: £78m, 2005: £44m) is a charge related to options-based schemes. Also included is £8m (2006: £6m, 2005: £nil) arising from cash settled share-based payments.

The average number of persons employed by the Group worldwide during the year was 128,900 (2006: 118,600, 2005: 92,800).

9 Administration and general expenses

	2007 £m	2006 £m	2005 £m
Administrative expenses	3,978	3,980	3,443
Impairment charges
– property and equipment (Note 23)	2	14	–
– intangible assets (Note 22)	14	7	9
Operating lease rentals	414	345	316
Gain on property disposals	(267)	(432)	–
Administration and general expenses	4,141	3,914	3,768

Auditors’ remuneration
	2007
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	12	–	–	–	12
Other services supplied pursuant to such legislation	6	2	–	–	8
Other services relating to taxation	–	–	8	–	8
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	5	5
Other	–	2	–	2	4
Total auditors’ remuneration	25	4	8	7	44

Barclays Annual Report 2007	168

9 Administration and general expenses (continued)

Auditors’ remuneration (continued).

	2006
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	11	–	–	–	11
Other services supplied pursuant to such legislation	10	1	–	–	11
Other services relating to taxation	–	–	6	–	6
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	4	4
Other	–	4	–	1	5
Total auditors’ remuneration	28	5	6	5	44

	2005
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	6	–	–	–	6
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	8	–	–	–	8
Other services supplied pursuant to such legislation	1	–	–	–	1
Other services relating to taxation	–	–	4	–	4
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	3	3
Other	–	7	–	–	7
Total auditors’ remuneration	15	7	4	3	29

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £2m (2006: £2m, 2005: £3m).

Fees payable for the audit of the Company’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. The fees relating to the audit of the associated pension schemes were £0.3m (2006: £0.3m, 2005: £0.3m).

Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These includes audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In addition, other services include Section 404 advisory, IFRS advisory, securitisations and services relating to acquisition activities.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Services relating to corporate finance transactions comprise due diligence related to transactions and accounting consultations and audits in connection with such transactions.

169	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

10 Tax

The charge for tax is based upon the standard UK corporation tax rate of 30% (2006: 30%, 2005: 30%) and comprises:

	2007 £m	2006 £m	2005 £m

Current tax charge
Current year	2,385	1,929	1,583
Adjustment for prior years	(11)	8	(59)
Total	2,374	1,937	1,524

Deferred tax (credit)/charge
Current year	(367)	(16)	(14)
Adjustment for prior years	(26)	20	(71)
Total	(393)	4	(85)
Tax charge	1,981	1,941	1,439
The effective tax rate for the years 2007, 2006 and 2005 is lower than the standard rate of corporation tax in the UK of 30% (2006: 30%, 2005: 30%). The differences are set out below:
	2007 £m	2006 £m	2005 £m

Profit before tax	7,076	7,136	5,280
Tax charge at standard UK corporation tax rate of 30% (2006: 30%, 2005: 30%)	2,123	2,141	1,584
Adjustment for prior years	(37)	24	(133)
Differing overseas tax rates	(77)	(17)	(35)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(136)	(393)	(129)
Share-based payments	72	27	(12)
Deferred tax assets not previously recognised	(158)	(4)	(7)
Change in tax rates	24	4	3
Other non-allowable expenses	170	159	168
Overall tax charge	1,981	1,941	1,439
Effective tax rate	28%	27%	27%

11 Earnings per share

	2007 £m	2006 £m	2005 £m

Profit attributable to equity holders of parent	4,417	4,571	3,447
Dilutive impact of convertible options	(25)	(30)	(38)
Profit attributable to equity holders of parent including dilutive impact of convertible options	4,392	4,541	3,409

	2007 million	2006 million	2005 million

Basic weighted average number of shares in issue	6,410	6,357	6,337
Number of potential ordinary shares	177	150	149
Diluted weighted average number of shares	6,587	6,507	6,486
	p	p	p

Basic earnings per share	68.9	71.9	54.4
Diluted earnings per share	66.7	69.8	52.6

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding own shares held in employee benefits trusts and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 177 million (2006: 150 million, 2005: 149 million).

Of the total number of employee share options and share awards at 31st December 2007, none were anti-dilutive (2006: 5 million, 2005: nil).

Subsequent to the balance sheet date, the Group continued to make on-market purchases of treasury shares under its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

Barclays Annual Report 2007	170

12 Trading portfolio

	2007 £m	2006 £m
Trading portfolio assets
Treasury and other eligible bills	2,094	2,960
Debt securities	152,778	140,576
Equity securities	36,307	31,548
Traded loans	1,780	1,843
Commodities	732	940
Trading portfolio assets	193,691	177,867
Trading portfolio liabilities
Treasury and other eligible bills	(486)	(608)
Debt securities	(50,506)	(58,142)
Equity securities	(13,702)	(12,697)
Commodities	(708)	(427)
Trading portfolio liabilities	(65,402)	(71,874)

13 Financial assets designated at fair value

Held on own account

	2007 £m	2006 £m
Loans and advances	23,491	13,196
Debt securities	24,217	12,100
Equity securities	5,376	3,711
Other financial assets	3,545	2,792

Financial assets designated at fair value – held on own account	56,629	31,799

The maximum exposure to credit risk on loans and advances designated at fair value at 31st December 2007 was £23,491m (2006: £13,196m). The amount by which related credit derivatives and similar instruments mitigate the exposure to credit risk at 31st December was £2,605m (2006: £28m).

The net loss attributable to changes in credit risk for loans and advances designated at fair value was £401m in 2007 (2006: £nil; 2005; £nil). The gains or losses on related credit derivatives was £4m for the year (2006: £nil; 2005; £nil).

The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value since initial recognition is £401m at 31st December 2007 (2006: £3m; 2005: £3m). The cumulative change in fair value of related credit derivatives at 31st December 2007 is £4m (2006: £nil; 2005; £nil).

Held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	2007 £m	2006 £m
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts	90,851	82,798
Cash and bank balances within the portfolio	1,788	1,839

Assets held in respect of linked liabilities to customers under investment contracts	92,639	84,637

Liabilities to customers under investment contracts	(92,639)	(84,637)

A portion of the Group’s fund management business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the investors. In the normal course of business, the Group’s financial interest in such investments is restricted to fees for investment management services.

Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to the policyholders.

The Group is therefore not exposed to the financial risks – market risk, credit risk and liquidity risk inherent in the investments and they are omitted from the disclosures on financial risks in Notes 46 to 48.

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

171	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

14 Derivative financial instruments

Financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in Note 45 to Note 48 under the headings ‘Financial Risks’, ‘Market Risk’, ‘Credit Risk’ and ‘Liquidity Risk’.

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

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

	2007			2006
Year ended 31st December Derivatives held for trading	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,041,781	11,381	(11,629)	767,734	8,074	(7,808)
Currency swaps	562,682	15,617	(14,676)	411,889	10,029	(10,088)
OTC options bought and sold	464,575	3,350	(3,995)	320,184	3,923	(3,849)
OTC derivatives	2,069,038	30,348	(30,300)	1,499,807	22,026	(21,745)
Exchange traded futures – bought and sold	139,199	–	–	852	–	–
Exchange traded options – bought and sold	132	–	–	115	–	–
Foreign exchange derivatives	2,208,369	30,348	(30,300)	1,500,774	22,026	(21,745)
Interest rate derivatives
Interest rate swaps	11,758,215	111,746	(110,680)	8,718,015	61,267	(61,510)
Forward rate agreements	1,960,106	755	(738)	1,335,594	337	(374)
OTC options bought and sold	3,776,600	27,337	(26,944)	2,301,239	13,977	(13,558)
OTC derivatives	17,494,921	139,838	(138,362)	12,354,848	75,581	(75,442)
Exchange traded futures – bought and sold	903,516	–	–	1,057,767	188	(256)
Exchange traded options – bought and sold	269,095	102	(64)	848,629	241	(156)
Exchange traded swaps	4,941,417	–	–	3,405,109	–	–
Interest rate derivatives	23,608,949	139,940	(138,426)	17,666,353	76,010	(75,854)
Credit derivatives
Swaps	2,472,249	38,696	(35,814)	1,224,548	9,275	(8,894)
Equity and stock index derivatives
OTC options bought and sold	145,399	11,293	(15,743)	114,227	11,171	(15,613)
Equity swaps and forwards	36,149	1,057	(1,193)	24,580	656	(846)
OTC derivatives	181,548	12,350	(16,936)	138,807	11,827	(16,459)
Exchange traded futures – bought and sold	31,519	–	–	30,159	154	(176)
Exchange traded options – bought and sold	30,930	848	(2,200)	30,473	161	(171)
Equity and stock index derivatives	243,997	13,198	(19,136)	199,439	12,142	(16,806)
Commodity derivatives
OTC options bought and sold	95,032	4,496	(4,720)	52,899	2,568	(2,443)
Commodity swaps and forwards	276,102	19,075	(18,039)	164,863	14,933	(13,497)
OTC derivatives	371,134	23,571	(22,759)	217,762	17,501	(15,940)
Exchange traded futures – bought and sold	228,465	–	–	68,710	13	(33)
Exchange traded options – bought and sold	66,732	1,197	(943)	9,169	306	(474)
Commodity derivatives	666,331	24,768	(23,702)	295,641	17,820	(16,447)
Derivative assets/(liabilities) held for trading	29,199,895	246,950	(247,378)	20,886,755	137,273	(139,746)

Barclays Annual Report 2007	172

14 Derivative financial instruments (continued)

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Year ended 31st December	2007			2006
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Interest rate swaps	38,453	239	(437)	51,614	132	(312)
Equity options	54	41	–	–	–	–
Forward foreign exchange	2,256	178	–	–	–	–
Exchange traded interest rate swaps	14,529	–	–	12,077	–	–
Commodity swaps and forwards	–	–	–	204	–	(89)
Derivatives designated as cash flow hedges	55,292	458	(437)	63,895	132	(401)
Derivatives designated as fair value hedges
Currency swaps	4,299	81	(75)	1,454	–	(233)
Interest rate swaps	18,450	323	(195)	16,940	240	(152)
Equity options	1,203	58	(58)	1,029	58	(56)
Forward foreign exchange	–	–	–	66	–	–
Derivatives designated as fair value hedges	23,952	462	(328)	19,489	298	(441)

Derivatives designated as hedges of net investments
Forward foreign exchange	4,223	31	(57)	2,730	–	(78)
Currency swaps	8,397	187	(88)	9,320	650	(31)
Derivatives designated as hedges of net investment	12,620	218	(145)	12,050	650	(109)
Derivative assets/(liabilities) held for risk management	91,864	1,138	(910)	95,434	1,080	(951)

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

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

	2007			2006
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	29,199,895	246,950	(247,378)	20,886,755	137,273	(139,746)
Total derivative assets/(liabilities) held for risk management	91,864	1,138	(910)	95,434	1,080	(951)
Derivative assets/(liabilities)	29,291,759	248,088	(248,288)	20,982,189	138,353	(140,697)

Derivative assets and liabilities subject to counterparty netting agreements amounted to £199bn (2006: £102bn). Additionally, we held £17bn (2006: £8bn) of collateral against the net derivative assets exposure.

173	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

14 Derivative financial instruments (continued)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	2007
	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
Forecast receivable cash flows	4,329	1,593	987	903	535	254	57
Forecast payable cash flows	2,121	394	369	335	283	244	496

	2006
	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
Forecast receivable cash flows	5,111	1,500	1,452	954	689	410	106
Forecast payable cash flows	1,280	704	349	121	73	30	3

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is 10 years (2006: 8 years).

All gains or losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

A loss of £66m on hedging instruments was recognised in relation to fair value hedges in net interest income (2006: £460m). A gain of £70m on the hedged items was recognised in relation to fair value hedges in net interest income (2006: £465m).

Ineffectiveness recognised in relation to cash flow hedges in net interest income was a gain of £21m (2006: loss of £23m). Ineffectiveness recognised in relation to hedges of net investment was a gain of £4m (2006: £13m).

15 Loans and advances to banks and customers

	2007 £m	2006 £m
Loans and advances to banks	40,123	30,930
Less: Allowance for impairment	(3)	(4)
Loans and advances to banks	40,120	30,926
Loans and advances to customers	349,167	285,631
Less: Allowance for impairment	(3,769)	(3,331)
Loans and advances to customers	345,398	282,300

Barclays Annual Report 2007	174

16 Available for sale financial investments

	2007 £m	2006 £m
Debt securities	38,673	47,912
Treasury bills and other eligible bills	2,723	2,420
Equity securities	1,676	1,371
Available for sale financial investments	43,072	51,703

Movement in available for sale financial investments	2007 £m	2006 £m
At beginning of year	51,703	53,497
Exchange and other adjustments	1,499	(3,999)
Acquisitions and transfers	26,920	47,086
Disposals (through sale and redemption)	(37,498)	(44,959)
Gains from changes in fair value recognised in equity	486	162
Impairment	(13)	(86)
Amortisation of discounts/premium	(25)	2
At end of year	43,072	51,703

17 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

Amounts included in the balance sheet and reported on a net basis where the Group has the intention and the legal ability to settle net or realise simultaneously were as follows:

Amounts advanced to counterparties under reverse repurchase agreements and cash collateral provided under stock borrowing agreements are treated as collateralised loans receivable. The related securities purchased or borrowed subject to an agreement with the counterparty to repurchase them are not recognised on balance sheet where the risks and rewards of ownership remain with the counterparty.

(a)	Reverse repurchase agreements and cash collateral on securities borrowed

	2007 £m	2006 £m
Banks	86,710	85,336
Customers	96,365	88,754
Reverse repurchase agreements and cash collateral held on securities borrowed	183,075	174,090

(b) Repurchase agreements and cash collateral on securities lent

Securities that are not recorded on the balance sheet (for example, securities that have been obtained as a result of reverse repurchase and stock borrow transactions) may also be lent or sold subject to a commitment to repurchase – such securities remain off balance sheet. In both instances, amounts received from counterparty are treated as liabilities, which at 31st December were as follows:

	2007 £m	2006 £m
Banks	97,297	79,833
Customers	72,132	57,123
Repurchase agreements and cash collateral on securities lent	169,429	136,956

18 Other assets
	2007 £m	2006 £m
Sundry debtors	4,042	4,298
Prepayments	551	658
Accrued income	400	722
Reinsurance assets	157	172
Other assets	5,150	5,850

Included in the above are balances of £3,859m (2006: £5,065m) expected to be recovered within no more than 12 months after the balance sheet date; and balances of £1,291m (2006: £785m) expected to be recovered more than 12 months after the balance sheet date.

Other assets comprise £3,966m (2006: £4,097m) of receivables which meet the definition of financial assets.

175	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

19 Current and deferred tax

The components of taxes are as follows:

	2007		2006
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current tax	518	1,311	557	1,020
Deferred tax	2,334	1,726	2,005	1,523

Deferred taxes are calculated on all temporary differences under the liability method. The movement on the deferred tax account is as follows:
			2007 £m	2006 £m
At beginning of year			482	(14)
Income statement credit/(charge)			393	(4)
Equity
Available for sale investments			13	4
Cash flow hedges			(132)	128
Share-based payments			(63)	24
Other equity movements			(125)	48
Acquisitions and disposals			33	264
Exchange and other adjustments			7	32
At end of year			608	482

Deferred tax assets and liabilities are attributable to the following items:
			2007 £m	2006 £m
Deferred tax liabilities
Accelerated tax depreciation			803	705
Available for sale investments			101	116
Cash flow hedges			51	–
Other			771	702
Deferred tax liabilities			1,726	1,523
Deferred tax assets
Pensions and other retirement benefits			491	622
Allowance for impairment on loans			108	69
Other provisions			377	436
Cash flow hedges			44	91
Tax losses carried forward			215	1
Share-based payments			428	380
Other			671	406
Deferred tax assets			2,334	2,005
Net deferred tax asset			608	482
Disclosed as deferred tax liabilities			855	282
Disclosed as deferred tax assets			1,463	764
Net deferred tax asset			608	482

Barclays Annual Report 2007	176

19 Current and deferred tax (continued)

Deferred tax assets and liabilities are offset if, and only if, there is a legally enforceable right to set off and the balances relate to income tax payable to the same taxation authority on either the same taxable entity or different taxable entities within the same tax group where there is the intention and ability to settle on a net basis or realise the assets and liabilities simultaneously.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,468m (2006: £1,046m).

The amount of deferred tax asset expected to be recovered after more than 12 months is £1,950m (2006: £1,582m).

The deferred tax assets balance includes £450m (2006: £106m) which is the excess deferred tax assets over deferred tax liabilities in entities which have suffered a loss in either the current or prior year. This is based on management assessment that it is probable that the relevant entities will have taxable profits against which the temporary differences can be utilised.

The deferred tax (credit)/charge in the income statement comprises the following temporary differences:

	2007 £m	2006 £m
Accelerated tax depreciation	118	120
Pensions and other retirement benefits	96	(24)
Allowance for impairment on loans	(28)	(30)
Other provisions	(165)	(105)
Tax losses carry forward	(214)	25
Available for sale investments	(1)	8
Cash flow hedges	–	(14)
Share-based payments	(100)	(77)
Other	(99)	101

Total	(393)	4
Deferred tax assets have not been recognised in respect of the following items:

	2007 £m	2006 £m
Deductible temporary differences (gross)	247	395
Unused tax losses (gross)	1,683	190
Unused tax credits	126	98

The following tax losses expire: £9m in 2008 to 2011, £9m in 2011, £9m in 2012 and £1,201m in 2027. The other tax losses, tax credits and temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits. The unused tax losses include amounts relating to non-UK branches of Barclays Bank PLC where the future tax benefit might be restricted to the amount in excess of the UK rate.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £5,722m (2006: £3,387m).

The tax charge for the period was based on a UK corporation tax rate of 30% (2006: 30%). The effective rate of tax for 2007, based on profit before tax, was 28% (2006: 27.2%). The effective tax rate differed from 30% as it took account of the different tax rate applied to profits earned outside the UK, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK rate of corporation tax from 30% to 28% on 1st April 2008 led to an additional tax charge in 2007 as a result of its effect on the Group’s net deferred tax asset.

177	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

20 Investment in associates and joint ventures

Share of net assets
	Associates		Joint ventures		Total
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
At beginning of year	74	427	154	119	228	546
Share of results before tax	35	63	10	(6)	45	57
Share of tax	(2)	(10)	(1)	(1)	(3)	(11)
Share of post-tax results	33	53	9	(7)	42	46
Dividends paid	–	(17)	–	–	–	(17)
New investments	7	2	8	7	15	9
Acquisitions	56	51	150	102	206	153
Disposals	(47)	(404)	(72)	(72)	(119)	(476)
Exchange and other adjustments	(33)	(38)	38	5	5	(33)
At end of year	90	74	287	154	377	228

Goodwill included above:
	Associates		Joint ventures		Total
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Cost
At beginning of year	1	122	40	83	41	205
Acquisitions	–	–	–	–	–	–
Disposals	(1)	(121)	(16)	–	(17)	(121)
Transfer	–	–	3	(43)	3	(43)
At end of year	–	1	27	40	27	41

The fair value of the Group’s investment in Ambit Properties Limited, an associate listed on the Johannesburg Stock Exchange, is £42m.

Disposal of associates and joint ventures

On 29th June 2007 and 2nd July 2007, the Group disposed of its investment in Gabetti Property Solutions for cash consideration, net of transaction costs of £13m, which after deducting the Group’s share of its net assets on the dates of disposal, resulted in a profit of £8m.

On 24th September 2007, the Group disposed of its investment in Intelenet Global Services for a cash consideration, net of transaction costs of £22m, which, after deducting the Group’s share of its net assets on the date of disposal, resulted in a profit of £13m.

Summarised financial information for the Group’s associates and joint ventures is set out below:

	2007		2006
	Associates £m	Joint ventures £m	Associates £m	Joint ventures £m
Property, plant and equipment	588	632	599	142
Financial investments	239	8	4	2
Trading portfolio assets	–	–	1	–
Loans to banks and customers	516	2,372	1,378	797
Other assets	1,387	314	541	199
Total assets	2,730	3,326	2,523	1,140
Deposits from banks and customers	1,515	2,189	1,421	769
Trading portfolio liabilities	–	–	1	–
Other liabilities	902	458	887	187
Shareholders’ equity	313	679	214	184
Total liabilities	2,730	3,326	2,523	1,140
Net income	528	340	538	178
Operating expenses	(404)	(292)	(334)	(178)
Profit before tax	124	48	204	–
Profit after tax	104	40	186	(2)

The amounts included above, which include the entire assets, liabilities and net income of the investees, not just the Group’s share, are based on accounts made up to 31st December 2007 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

Associates and joint ventures in 2007 includes £1,728m (2006: £1,525m) of assets, £1,537m (2006: £1,380m) of liabilities and £18m (2006: £25m) of profit after tax in associates and joint ventures within the Absa Group.

The Group’s share of commitments and contingencies of its associates and joint ventures is £6m (2006: £nil).

Barclays Annual Report 2007	178

21 Goodwill

	2007 £m	2006 £m
Net book value
At beginning of year	6,092	6,022
Acquisitions	879	390
Disposals	(17)	(14)
Exchange and other adjustments	60	(306)
At end of year	7,014	6,092

Goodwill is allocated to business operations according to business segments identified by the Group under IAS 14, as follows:

	2007 £m	2006 £m
UK Banking	3,131	3,132
Barclaycard	400	403
International Retail and Commercial Banking	1,682	1,481
Barclays Capital	147	86
Barclays Global Investors	1,261	673
Barclays Wealth	393	317
Goodwill	7,014	6,092

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, is now managed and reported within UK Banking. Goodwill of £312m relating to this business has been transferred to UK Banking and the comparative figures restated.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred by comparing the carrying value to its recoverable amount.

Impairment testing of goodwill

The recoverable amount of each operation’s goodwill is based on value-in-use calculations. The calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the cash generating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance.

At 31st December 2007, the goodwill allocated to UK Banking of £3,131m (2006: £3,132m) included £3,130m (2006: £3,130m) relating to Woolwich, and the amount allocated to International Retail and Commercial Banking of £1,682m (2006: £1,481m) included £1,054m (2006: £953m) relating to Absa.

The remaining aggregate goodwill of £2,830m (2006: £2,009m) comprised of balances not considered individually significant.

Key assumptions used in value in use calculations for significant goodwill

The values assigned to key assumptions reflect past experience and management judgement. The recoverable amount calculations performed for the significant amounts of goodwill are sensitive to changes in the following key assumptions:

Term of cash flow forecasts and growth rates

Cash flows are based on internal management information for a period of up to three years, after which a growth factor suitable for the business is applied. Growth rates are based on the projected local inflation rates over the term of estimated cash flows.

The business operation containing Woolwich has applied a growth factor of 2% (proxy for inflation) to cash flows for the period 2011 to 2016. Absa has applied a growth rate of 8% to cash flows for the three years 2011 to 2013, and a rate of 4% for the years 2014 to 2021. The use of longer cash flow projections is justified by the long-term nature of these businesses within the Barclays Group.

Discount rates

The business operation containing Woolwich has applied a discount factor of 15%, and Absa has applied 13.62% to forecast cash flows used in the impairment testing.

Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of Absa and Woolwich goodwill will not result in impairment.

No impairment was identified in 2007 or 2006.

179	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

22 Intangible assets

	2007
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m
Cost
At 1st January 2007	267	123	242	145	467	122	140	1,506
Acquisitions	–	–	–	–	54	–	23	77
Additions	118	56	–	3	–	4	–	181
Exchange and other adjustments	3	9	2	1	3	–	(2)	16
At 31st December 2007	388	188	244	149	524	126	161	1,780
Accumulated amortisation and impairment
At 1st January 2007	(116)	(29)	(24)	(22)	(64)	(10)	(26)	(291)
Amortisation charge	(45)	(13)	(11)	(15)	(36)	(54)	(12)	(186)
Impairment charge	–	(14)	–	–	–	–	–	(14)
Exchange and other adjustments	(2)	(1)	(2)	(1)	(1)	–	–	(7)
At 31st December 2007	(163)	(57)	(37)	(38)	(101)	(64)	(38)	(498)
Net book value	225	131	207	111	423	62	123	1,282

	2006
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m
Cost
At 1st January 2006	188	43	306	183	582	–	139	1,441
Acquisitions	–	–	–	–	–	114	2	116
Additions	95	86	–	–	–	16	13	210
Exchange and other adjustments	(16)	(6)	(64)	(38)	(115)	(8)	(14)	(261)
At 31st December 2006	267	123	242	145	467	122	140	1,506
Accumulated amortisation and impairment
At 1st January 2006	(90)	(18)	(7)	(9)	(29)	–	(19)	(172)
Amortisation charge	(29)	(7)	(20)	(16)	(44)	(11)	(9)	(136)
Impairment charge	(2)	(5)	–	–	–	–	–	(7)
Exchange and other adjustments	5	1	3	3	9	1	2	24
At 31st December 2006	(116)	(29)	(24)	(22)	(64)	(10)	(26)	(291)
Net book value	151	94	218	123	403	112	114	1,215

Impairment charges reflect the impairment of certain IT assets where the future economic benefit did not exceed the carrying value.

Impairment charges detailed above have been included within other operating expenses.

Barclays Annual Report 2007	180

23 Property, plant and equipment

	2007				2006
	Property £m	Equipment £m	Operating leased assets £m	Total £m	Property £m	Equipment £m	Operating leased assets £m	Total £m

Cost
At 1st January	2,154	2,429	365	4,948	2,450	2,541	365	5,356
Acquisitions and disposals	5	13	–	18	–	–	–	–
Additions	506	638	105	1,249	180	475	–	655
Disposals	(241)	(112)	(57)	(410)	(422)	(382)	–	(804)
Fully depreciated assets written off	(1)	(8)	–	(9)	(1)	(89)	–	(90)
Exchange and other adjustments	28	35	–	63	(53)	(116)	–	(169)

At 31st December	2,451	2,995	413	5,859	2,154	2,429	365	4,948

Accumulated depreciation and impairment
At 1st January	(993)	(1,454)	(9)	(2,456)	(1,022)	(1,575)	(5)	(2,602)
Acquisitions and disposals	(1)	(7)	–	(8)	–	–	–	–
Depreciation charge	(91)	(370)	(6)	(467)	(118)	(335)	(2)	(455)
Impairment charge	(2)	–	–	(2)	(14)	–	–	(14)
Disposals	58	37	–	95	148	341	–	489
Fully depreciated assets written off	1	8	–	9	1	89	–	90
Exchange and other adjustments	(16)	(18)	–	(34)	12	26	(2)	36

At 31st December	(1,044)	(1,804)	(15)	(2,863)	(993)	(1,454)	(9)	(2,456)

Net book value	1,407	1,191	398	2,996	1,161	975	356	2,492

Operating leased assets represent assets such as plant and equipment leased to customers under operating leases.

Certain of the Group’s equipment is held on finance leases. See Note 37.

In 2007 the value of an existing office building in the UK property portfolio was impaired by £2m reflecting local market conditions that had prevented its disposal in the year. In 2008 the freehold of the building will be disposed of by a short- or long-term leaseback. Consequently the value has been written down to fair value, less cost of sale.

24 Financial liabilities designated at fair value

	2007		2006
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	52,320	62,167	32,261	37,393
Deposits	17,319	18,140	19,990	20,465
Other	4,850	6,239	1,736	2,913
Financial liabilities designated at fair value	74,489	86,546	53,987	60,771

The amount of change in the fair value of financial liabilities attributable to changes in own credit risk of these liabilities in 2007 is £658m.

There were no significant gains or losses attributable to changes in own credit risk for financial liabilities in 2006.

25 Other liabilities

	2007 £m	2006 £m
Accruals and deferred income	6,075	6,127
Sundry creditors	4,341	4,118
Obligations under finance leases (Note 37)	83	92
Other liabilities	10,499	10,337

Included in the above are balances of £9,043m (2006: £9,265m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,456m (2006: £1,072m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income included £102m (2006: £107m) in relation to deferred income from investment contracts and £677m (2006: £822m) in relation to deferred income from insurance contracts.

181	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

26 Insurance assets and liabilities

Insurance assets

Reinsurance assets are £157m (2006: £172m) and relate principally to the Group’s long-term business. Reinsurers’ share of provisions relating to the Group’s short-term business are £94m (2006: £82m). The reinsurance assets expected to be recovered after more than one year are £63m (2006: £92m).

Insurance contract liabilities including unit-linked liabilities

Insurance liabilities comprise the following:

	2007 £m	2006 £m

Insurance contract liabilities:
– linked liabilities	1,398	1,591
– non-linked liabilities	2,347	2,121
Provision for claims	158	166
Insurance contract liabilities including unit-linked liabilities	3,903	3,878

Insurance contract liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £174m (2006: £198m).

Movements in insurance liabilities and reinsurance assets

Movements in insurance assets and insurance contract liabilities were as follows:

	2007			2006
	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
At beginning of year	3,878	(172)	3,706	3,767	(114)	3,653
Change in year	25	15	40	111	(58)	53
At end of year	3,903	(157)	3,746	3,878	(172)	3,706

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

Changes in assumptions

There have been no changes in assumptions in 2007 that have had a material effect on the financial statements.

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

Barclays Annual Report 2007	182

26 Insurance assets and liabilities (continued)

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

	2007		2006
	Change in variable %	Net profit after tax impact £m	Change in variable %	Net profit after tax impact £m
Long-term insurance contracts:
Improving mortality (annuitants only)	10	21	10	23
Worsening of mortality (assured lives only)	10	29	10	25
Worsening of base renewal expense level	20	43	20	23
Worsening of expense inflation rate	10	10	10	9
Short-term insurance contracts:
Worsening of claim expense assumptions	10	3	10	9

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

	2007			2006
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by product type
Long-term insurance contracts	31,205	(10,497)	20,708	24,934	(9,445)	15,489
Short-term insurance contracts	31,464	(1,139)	30,325	39,870	(901)	38,969
Total benefits insured	62,669	(11,636)	51,033	64,804	(10,346)	54,458

	2007			2006
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by geographic location
United Kingdom	22,538	(7,473)	15,065	25,403	(8,010)	17,393
Other European Union	4,304	(2,479)	1,825	3,317	(1,802)	1,515
Africa	35,827	(1,684)	34,143	36,084	(534)	35,550
Total benefits insured	62,669	(11,636)	51,033	64,804	(10,346)	54,458

Reinsurer credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover to any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net insurance reserves include a margin to reflect reinsurer credit risk.

183	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

27 Subordinated liabilities

Subordinated liabilities comprise dated and undated loan capital as follows:

			2007 £m	2006 £m
Undated loan capital	(a	)	6,631	5,422
Dated loan capital	(b	)	11,519	8,364
			18,150	13,786
(a) Undated loan capital
	Notes		2007 £m	2006 £m
Non-convertible
The Bank
6% Callable Perpetual Core Tier One Notes	a,p		392	404
6.86% Callable Perpetual Core Tier One Notes (US$1,000m)	a,p		624	571
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	b,q		520	501
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	c,r		708	690
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	n,ad		526	–
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1,250m)	o,ae		660	–
Junior Undated Floating Rate Notes (US$121m)	d,s		61	62
Undated Floating Rate Primary Capital Notes Series 3	d,t		147	146
9.875% Undated Subordinated Notes	e,u		319	319
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	f,v		171	178
9% Permanent Interest Bearing Capital Bonds	g,w		102	102
7.125% Undated Subordinated Notes	h,x		535	550
6.875% Undated Subordinated Notes	i,y		657	656
6.375% Undated Subordinated Notes	j,z		482	481
6.125% Undated Subordinated Notes	k,aa		560	571
6.5% Undated Subordinated Notes (FFr 1,000m)	l,ab		115	105
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	m,ac		21	34
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	m,ac		31	52
Undated loan capital – non-convertible			6,631	5,422

Security and subordination

None of the undated loan capital of the Bank is secured.

The Junior Undated Floating Rate Notes (the ‘Junior Notes’) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of the Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the ‘TONs’) and the 5.3304%, 5.926%, 6.3688% and 7.434% Step-up Callable Perpetual Reserve Capital Instruments (the ‘RCIs’) (such issues, excluding the TONs and the RCIs, being the ‘Undated Notes and Loans’).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

Interest

Notes

a	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

b	These RCIs bear a fixed rate of interest until 2036. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

c	These RCIs bear a fixed rate of interest until 2016. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

d	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

e	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

f	These Bonds bear a fixed rate of interest until 2021. After that date, in the event that the Bonds are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

g	The interest rate on these Bonds is fixed for the life of this issue.

h	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

i	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

Barclays Annual Report 2007	184

27 Subordinated liabilities (continued)

j	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

k	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

m	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

n	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

o	These RCIs bear a fixed rate of interest until 2017. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

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

The Bank may elect to defer any payment of interest on the RCIs (b, c, n and o above). Any such deferred payment of interest must be paid on the earlier of (i) the date of redemption of the RCIs, and (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or Preference Shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the FSA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

Notes

p	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

q	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2036.

r	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2016.

s	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

t	These Notes are repayable, at the option of the Bank, in whole on any interest payment date.

u	These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.

v	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

w	These Bonds are repayable, at the option of the Bank, in whole at any time.

x	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

y	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

z	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

aa	These Notes are repayable at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

ab	These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

ac	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

ad These RCIs are repayable at the option of the Bank, in whole on any coupon payment date falling in or after December 2019.

ae These RCIs are repayable at the option of the Bank, in whole on any coupon payment date falling in or after December 2017.

In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest.

Any repayments require the prior notification to the FSA.

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

185	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

27 Subordinated liabilities (continued)

(b) Dated loan capital

Dated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base, by Barclays Bank Spain SA (Barclays Spain), Barclays Bank of Botswana Ltd (BBB), Barclays Bank Zambia PLC (Barclays Zambia) and Barclays Bank of Kenya (Barclays Kenya) to enhance their respective capital bases and by Absa and Barclays Bank of Ghana Ltd (BBG) for general corporate purposes, comprise:

	Notes	2007 £m	2006 £m
Non-convertible
The Bank
7.4% Subordinated Notes 2009 (US$400m)	a	200	204
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	b	23	21
12% Unsecured Capital Loan Stock 2010	a	27	27
5.75% Subordinated Notes 2011 (€1,000m)	a	724	676
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	a	200	186
Floating Rate Subordinated Notes 2012		–	301
Callable Subordinated Floating Rate Notes 2012		–	44
Step-up Callable Floating Rate Subordinated Bonds 2012 (ex-Woolwich plc)		–	151
Callable Subordinated Floating Rate Notes 2012 (US$150m)		–	77
Floating Rate Subordinated Notes 2012 (US$100m)		–	51
Capped Floating Rate Subordinated Notes 2012 (US$100m)		–	51
Floating Rate Subordinated Notes 2013 (US$1,000m)	b,n	501	513
5.015% Subordinated Notes 2013 (US $ 150m)	a	77	77
4.875% Subordinated Notes 2013 (€750m)	a	583	540
5.5% Subordinated Notes 2013 (DM 500m)	d,n	196	179
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	b,n	25	24
Floating Rate Subordinated Notes 2013 (AU$150m)	c,n	67	61
5.93% Subordinated Notes 2013 (AU $100m)	e,n	44	41
Callable Floating Rate Subordinated Notes 2015 (US$1,500m)	b,n	753	767
4.38% Fixed Rate Subordinated Notes 2015 (US$75m)	a	30	37
4.75% Fixed Rate Subordinated Notes 2015 (US$150m)	a	85	76
Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m)	b,n	375	382
Callable Floating Rate Subordinated Notes 2016 (€1,250m)	b,n	927	844
Callable Floating Rate Subordinated Notes 2017 (US$500m)	b,n	250	255
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	k,n	111	113
Floating Rate Subordinated Step-up Callable Notes 2017 (US$1,500m)	b,n	749	–
Floating Rate Subordinated Step-up Callable Notes 2017 (€1,500m)	b,n	1,106	–
6.05% Fixed Rate Subordinated Notes 2017 (US$2,250m)	a	1,125	–
Floating Rate Subordinated Notes 2018 (€40m)	b	29	27
Floating Rate Subordinated Notes 2019 (€50m)	b	36	32
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	l	761	696
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	a	282	290
Subordinated Floating Rate Notes 2021 (€100m)	b	72	66
Subordinated Floating Rate Notes 2022 (€50m)	b	37	34
Subordinated Floating Rate Notes 2023 (€50m)	b	37	34
Fixed/Floating Rate Subordinated Callable Notes 2023	r,n	505	–
5.75% Fixed Rate Subordinated Notes 2026	a	600	608
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	m	71	66
6.33% Subordinated Notes 2032	a	49	50
Subordinated Floating Rate Notes 2040 (€100m)	b	73	67
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2011 (€30m)	b	10	22
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)	f,n	253	269
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	g,n	87	89
Subordinated Callable Notes 2015 (ZAR 400m)	h,n	29	29
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	i,n	111	113
8.8% Subordinated Fixed Rate Callable Notes 2019 (ZAR 1,725m)	s,n	123	–
8.1% Subordinated Callable Notes 2020 (ZAR 2,000m)	j,n	138	143
Barclays Bank of Ghana Ltd (BBG)
14% Fixed Rate BBG Subordinated Callable Notes 2016 (GHC 100,000m)	a,n	5	6
Barclays Bank of Kenya (Barclays Kenya)
Floating Rate Subordinated Notes 2014 (KES 1,000m)	t	8	–
Dated loan capital – non-convertible		11,494	8,339

Barclays Annual Report 2007	186

27 Subordinated liabilities (continued)

	Notes	2007 £m	2006 £m
Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP 100m)	n,o	8	9
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 40,000m)	n,p	6	5
Absa
Redeemable cumulative option-holding preference shares (ZAR 147m)	q	11	11

Total convertible		25	25

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa rank ahead of the interests of holders of their equity. Dated loan capital of the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa has been issued on the basis that the claims there under are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

a	The interest rates on these Notes are fixed for the life of those issues.

b	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

c	These Notes bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

d	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

e	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

f	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference rate for a further period of five years.

g	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

h	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

i	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

j	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

k	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

m	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

n	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

o	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

p	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

q	The dividends are compounded and payable semi-annually in arrears on 30th September and 31st March of each year. The shares were issued by Absa Group Limited on 1st July 2004 and the redemption dates commence on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending on the fifth anniversary of the date of issue. Such exercise and notice will be deemed to be effective only on the option exercise dates, being 1st March, 1st June, 1st September or 1st December of each year. The shares are convertible into ordinary shares at the option of the preference shareholders on the redemption dates in lots of 100.

r	These Notes bear a fixed rate of interest until 2018. After that date in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

s	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

t	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Kenya Treasury Bill rates.

187	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

27 Subordinated liabilities (continued)

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2007 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia to certain changes in legislation or regulations.

Any repayments prior to maturity require in the case of the Bank, the prior notification to the FSA, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the South African Registrar of Banks.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

28 Provisions

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m

At 1st January 2007	71	102	46	243	462
Acquisitions and disposals of subsidiaries	1	(2)	–	74	73
Exchange	–	–	8	5	13
Additions	18	117	560	121	816
Amounts used	(25)	(117)	(113)	(60)	(315)
Unused amounts reversed	(5)	(18)	(26)	(174)	(223)
Amortisation of discount	4	–	–	–	4

At 31st December 2007	64	82	475	209	830

At 1st January 2006	79	74	55	309	517
Exchange	(2)	2	–	(16)	(16)
Additions	45	180	35	159	419
Amounts used	(53)	(133)	(9)	(94)	(289)
Unused amounts reversed	(2)	(21)	(35)	(115)	(173)
Amortisation of discount	4	–	–	–	4

At 31st December 2006	71	102	46	243	462

Provisions expected to be recovered or settled within no more than 12 months after 31st December 2007 were £645m (2006: £388m).

Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

Undrawn contractually committed facilities and guarantees provided includes £360m (2006: £nil) provision against undrawn facilities on ABS CDO Super Senior positions.

Barclays Annual Report 2007	188

29 Securitisations

The Group was party to securitisation transactions involving Barclays residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, or interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, or to a trust which then transfers its beneficial interests to a special purpose entity, which then issues floating rate debt securities to third-party investors.

Securitisations may, depending on the individual arrangement result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset in the balance sheet:

	2007		2006
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers
Residential mortgage loans	16,000	(16,786)	12,577	(13,271)
Credit card receivables	4,217	(3,895)	5,700	(5,195)
Other personal lending	422	(485)	229	(255)
Wholesale and corporate loans and advances	8,493	(8,070)	5,852	(5,303)

Total	29,132	(29,236)	24,358	(24,024)

Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	895	–	628	–

Retained interests in residential mortgage loans are interest only strips which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets, the total amount of which was £23,097m (2006: £15,063m). These are initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

189	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

30 Retirement benefit obligations

Pension schemes

The UK Retirement Fund (UKRF), which is the main scheme of the Group, amounting to 94% of all the Group’s schemes in terms of benefit obligations, comprises ten sections.

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

1951 Fund Section, AP89 Section, BCPS Section, CCS Section and Mercantile Section

Five new sections were established in the UKRF with effect from 31st March 2007 following the merger of the UKRF with five smaller schemes sponsored from within the Group. All five sections are closed to new members.

The 1951 Fund Section, AP89 Section and Mercantile Section provide final salary benefits calculated by reference to service and pensionable salary.

The BCPS and CCS Sections provide defined contribution benefits. The benefits built up in these sections in relation to service before 6th April 1997 are subject to a defined benefit minimum.

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the ten sections.

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

Currently, the Bank decides the funding rate after consulting with the trustees. Under the Pensions Act 2004, which has practical impact for the UKRF for the triennial valuation currently in progress with an effective date of 30th September 2007, the Bank and the trustee must agree the funding rate (including a recovery plan to fund any deficit against the scheme specific statutory funding objective).

In addition to the UKRF, there are other defined benefit and defined contribution schemes in the UK and overseas. The same approach to pensions governance applies to the other schemes in the UK but different legislation covers schemes outside of the UK where in most cases the Bank has the power to determine the funding rate.

Barclays Annual Report 2007	190

30 Retirement benefit obligations (continued)

The following tables present an analysis of defined benefit obligation and fair value of plan assets for all the Group’s pension schemes and post-retirement benefits (the latter are unfunded) and present the amounts recognised in the income statement including those related to post-retirement health care.

Income statement charge

	2007				2006			2005
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m

Staff cost charge
Current service cost	332	2	334	378	21	399	348	22	370
Interest cost	905	8	913	900	8	908	853	4	857
Expected return on scheme assets	(1,074)	–	(1,074)	(999)	–	(999)	(898)	–	(898)
Recognised actuarial loss	(1)	–	(1)	3	1	4	4	–	4
Past service cost	20	–	20	29	–	29	13	1	14
Curtailment or settlements	(32)	–	(32)	(29)	–	(29)	(49)	–	(49)

Total included in staff costs	150	10	160	282	30	312	271	27	298

Staff costs are included in other operating expenses.

Change in benefit obligation

	2007					2006
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Benefit obligation at beginning of the year	(17,256)	(894)	(97)	(76)	(18,323)	(18,149)	(938)	(103)	(79)	(19,269)
Current service cost	(317)	(15)	(1)	(1)	(334)	(358)	(20)	(20)	(1)	(399)
Interest cost	(869)	(36)	(4)	(4)	(913)	(863)	(37)	(4)	(4)	(908)
Past service cost	(20)	–	–	–	(20)	(4)	(25)	–	–	(29)
Curtailments or settlements	35	1	–	–	36	43	2	–	–	45
Actuarial gain/(loss)	1,292	25	19	1	1,337	1,566	15	11	(3)	1,589
Contributions by plan participants	(19)	(2)	–	–	(21)	(15)	(2)	–	–	(17)
Benefits paid	589	31	2	15	637	536	40	19	4	599
Business combinations	–	–	–	–	–	–	11	–	–	11
Exchange and other adjustments	2	(23)	21	(33)	(33)	(12)	60	–	7	55

Benefit obligation at end of the year	(16,563)	(913)	(60)	(98)	(17,634)	(17,256)	(894)	(97)	(76)	(18,323)
The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	2007 £m	2006 £m
Unfunded obligations	(248)	(237)
Wholly or partly funded obligations	(17,386)	(18,086)

Total	(17,634)	(18,323)

191	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

30 Retirement benefit obligations (continued)

Change in plan assets

	2007					2006

	Pensions		Post-retirement benefits		Total	Pensions		Post- retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Fair value of plan assets at beginning of the year	16,761	745	–	–	17,506	15,571	819	–	–	16,390
Expected return on plan assets	1,041	33	–	–	1,074	965	34	–	–	999
Employer contribution	355	34	2	15	406	357	26	2	4	389
Settlements	–	(1)	–	–	(1)	(11)	(2)	–	–	(13)
Contributions by plan participants	19	2	–	–	21	15	2	–	–	17
Actuarial (loss)/gain	(332)	(11)	–	–	(343)	423	25	–	–	448
Benefits paid	(589)	(31)	(2)	(15)	(637)	(536)	(30)	(2)	(4)	(572)
Business combinations	–	–	–	–	–	–	–	–	–	–
Exchange and other adjustments	(24)	25	–	–	1	(23)	(129)	–	–	(152)

Fair value of plan assets at the end of the year	17,231	796	–	–	18,027	16,761	745	–	–	17,506

Amounts recognised on balance sheet

The pension and post-retirement benefit assets and liabilities recognised on the balance sheet are as follows:

	2007					2006

	Pensions		Post- retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Benefit obligation at end of period	(16,563)	(913)	(60)	(98)	(17,634)	(17,256)	(894)	(97)	(76)	(18,323)
Fair value of plan assets at end of period	17,231	796	–	–	18,027	16,761	745	–	–	17,506
Net asset/(deficit)	668	(117)	(60)	(98)	393	(495)	(149)	(97)	(76)	(817)
Unrecognised actuarial (gains)/losses	(1,912)	7	(3)	14	(1,894)	(953)	20	17	14	(902)

Net recognised liability	(1,244)	(110)	(63)	(84)	(1,501)	(1,448)	(129)	(80)	(62)	(1,719)
Recognised assets	–	36	–	–	36	53	35	–	–	88
Recognised liability	(1,244)	(146)	(63)	(84)	(1,537)	(1,501)	(164)	(80)	(62)	(1,807)

Net recognised liability	(1,244)	(110)	(63)	(84)	(1,501)	(1,448)	(129)	(80)	(62)	(1,719)

The UKRF measured using the IAS 19 assumptions, has moved over the year from a £0.5bn deficit at 31st December 2006 to a surplus of £0.7bn at 31st December 2007.

The assumptions used for the current year and prior year are detailed on the next page. Among the reasons for this change were the increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.82% (31st December 2006: 5.12%), partially offset by lower than expected returns, and an increase in the inflation assumption to 3.45% (31st December 2006: 3.08%). A number of additional changes were made to the assumptions used in valuing the liabilities, including a decrease in the assumed rate of real salary increases to 0.5% (31st December 2006: 1%). Mortality assumptions changed from those in force at 31st December 2006.

Barclays Annual Report 2007	192

30 Retirement benefit obligations (continued)

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

	UK schemes		Overseas schemes
	2007 % p.a.	2006 % p.a.	2007 % p.a.	2006 % p.a.

Discount rate	5.82	5.12	7.51	6.94
Rate of increase in salaries	3.95	4.08	5.60	5.66
Inflation rate	3.45	3.08	4.13	3.94
Rate of increase for pensions in payment	3.45	2.88	3.55	3.58
Rate of increase for pensions in deferment	3.30	3.08	2.50	2.24
Initial health care inflation	8.00	8.93	10.00	9.93
Long-term health care inflation	5.00	5.00	5.01	5.00
Expected return on plan assets	6.70	6.32	7.84	7.89

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

Mortality assumptions

The post-retirement mortality assumptions used in valuing the liabilities of the UKRF were based on the standard 2000 series tables as published by the Institute and Faculty of Actuaries. These tables are considered to be most relevant to the population of the UKRF based on their mortality history. These were then adjusted in line with the actual experience of the UKRF’s own pensioners relative to the standard table. An allowance has been made for future mortality improvements based on the medium cohort projections published by the CMIB. On this basis the post-retirement mortality assumptions for the UKRF includes:

	2007	2006	2005	2004	2003

Longevity at 60 for current pensioners (years)
– Males	26.7	25.8	25.8	25.7	23.3
– Females	27.9	29.5	29.5	29.4	26.4

Longevity at 60 for future pensioners currently aged 40 (years)
– Males	28.0	27.1	27.1	27.0	24.9
– Females	29.1	30.7	30.6	30.6	27.9

193	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

30 Retirement benefit obligations (continued)

Assumptions (continued)

Sensitivity analysis

Sensitivity analysis for each of the principal assumptions used to measure the benefit obligation of the UKRF are as follows:

Impact on UKRF benefit obligation
	(Decrease) /Increase %	(Decrease)/ Increase £bn
0.5% increase to:
– Discount rate	(8.5)	(1.4)
– Rate of inflation	8.8	1.4
– Rate of salary growth	1.3	0.2
1 year increase to longevity at 60	2.5	0.4

Post-retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would have the following effects for 2007:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	1.9	(1.3)
Effect on post-retirement benefit obligation	19.9	(14.6)

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

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown below reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis. The expected return on asset assumptions, both for individual asset classes and overall, have been based on the portfolio of assets created after allowing for the net impact of the derivatives on the risk and return profile of the holdings.

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return at 31st December 2007 and 31st December 2006 were as follows:

	2007
	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %

Equities	7,467	43	8.3	441	55	8.4	7,908	44	8.3
Bonds	7,445	43	5.1	300	38	7.6	7,745	43	5.2
Property	1,712	10	7.0	16	2	11.5	1,728	10	7.0
Derivatives	(12)	–	0.0	–	–	–	(12)	–	–
Cash	284	2	5.1	42	5	5.6	326	1	5.2
Other	335	2	5.3	(3)	–	–	332	2	5.4
Fair value of plan assets [a]	17,231	100	6.7	796	100	7.8	18,027	100	6.8

Note

a	Excludes £782m (2006: £613m) representing the money purchase assets of the UKRF.

Barclays Annual Report 2007	194

30 Retirement benefit obligations (continued)

Assets (continued)

	2006
	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return	%

Equities	7,285	43	7.9	337	45	9.4	7,622	44	8.0
Bonds	6.930	41	4.7	300	40	6.2	7,230	41	4.7
Property	1,995	12	6.4	15	2	13.4	2,010	11	6.6
Derivatives	21	–	n/a	–	–	–	21	–	n/a
Cash	293	2	4.6	37	5	5.9	330	2	4.8
Other	237	2	5.9	56	8	9.4	293	2	6.6
Fair value of plan asset [a]	16,761	100	6.3	745	100	7.9	17,506	100	6.4

The UKRF plan assets include £39m relating to UK private equity investments (2006: £27m) and £664m relating to overseas private equity investments (2006: £447m). These are disclosed within Equities.

Amounts included in the fair value of plan assets include £6m (2006: £7m) relating to shares in Barclays Group, £6m (2006: £10m) relating to bonds issued by the Barclays Group, £nil (2006: £1m) relating to other investments in the Barclays Group, and £10m (2006: £8m) relating to property occupied by Group companies.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The actual return on plan assets was £731m (2006: £1,447m).

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets are as follows:

	UK schemes				Overseas schemes				Total
	2007 £m	2006 £m	2005 £m	2004 £m	2007 £m	2006 £m	2005 £m	2004 £m	2007 £m	2006 £m	2005 £m	2004 £m
Present value of obligations	(16,623)	(17,353)	(18,252)	(15,574)	(1,011)	(970)	(1,017)	(587)	(17,634)	(18,323)	(19,269)	(16,161)
Fair value of plan assets	17,231	16,761	15,571	13,261	796	745	819	436	18,027	17,506	16,390	13,697
Net surplus/(deficit) in the plans	608	(592)	(2,681)	(2,313)	(215)	(225)	(198)	(151)	393	(817)	(2,879)	(2,464)
Experience gains and losses on plan liabilities
– amount	(297)	48	(2)	16	(79)	(54)	(2)	(31)	(376)	(6)	(4)	(15)
– as percentage of plan liabilities	(2% )	–	–	–	(8% )	(6% )	–	(5% )	(2% )	–	–	–
Difference between actual and expected return on net assets
– amount	(332)	423	1,599	570	(11)	25	2	9	(343)	448	1,601	579
– as percentage of plan assets	(2% )	3%	10%	4%	–	3%	–	2%	(2% )	3%	10%	4%

Note

a	Excludes £782m (2006: £613m) representing the money purchase assets of the UKRF.

195	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

30 Retirement benefit obligations (continued)

Funding

The most recent triennial funding valuation of the UK Retirement Fund was performed in September 2004 and forms the basis of the Group’s commitment that the fund has sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. This funding valuation uses a discount rate that reflects the assumed future return from the actual asset allocation at that date, and takes into account projected future salary increases when assessing liabilities arising from accrued service. The funding valuation is updated annually on the basis of interim assumptions. The UK Retirement Fund recorded a funding surplus of £1.2bn as at 31st December 2007 (2006: £1.3bn).

The Group has agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this, more consistent with the IAS service cost.

Defined benefit contributions paid with respect to the UKRF were as follows:

£m
Contributions paid
2007	355
2006	351
2005	354

There is a triennial valuation currently in progress with an effective date of 30th September 2007. To comply with the requirements of the Pensions Act 2004, the Group and trustees plan to agree a scheme specific funding target, statement of funding principles, and a schedule of contributions which in 2008 will supersede those in place under the current actuarial funding valuation.

Excluding the UKRF, the Group is expected to pay contributions of approximately £2m to UK schemes and £41m to overseas schemes in 2008.

The total contribution to be paid in 2008 to the UKRF is not expected to be significantly different than in previous years.

31 Ordinary shares and share premium

	Number of shares m	Ordinary shares £m	Share premium £m	Total £m
At 1st January 2007	6,535	1,634	5,818	7,452
Issued to staff under the Sharesave Share Option Scheme	19	6	62	68
Issued under the Incentive Share Option Plan	10	2	40	42
Issued under the Executive Share Option Scheme [a]	–	–	1	1
Issued under the Woolwich Executive Share Option Plan [a]	–	–	1	1
Transfer to retained earnings	–	–	(7,223)	(7,223)
Issue of new ordinary shares	337	84	1,357	1,441
Repurchase of shares	(300)	(75)	–	(75)
At 31st December 2007	6,601	1,651	56	1,707
At 1st January 2006	6,490	1,623	5,650	7,273
Issued to staff under the Sharesave Share Option Scheme	18	5	67	72
Issued under the Incentive Share Option Plan	25	6	96	102
Issued under the Executive Share Option Scheme [a]	1	–	3	3
Issued under the Woolwich Executive Share Option Plan [a]	1	–	2	2
At 31st December 2006	6,535	1,634	5,818	7,452

The authorised share capital of Barclays PLC is £2,500m (2006: £2,500m), comprising 9,996 million (2006: 9,996 million) ordinary shares of 25p each and 1 million (2006: 1 million) staff shares of £1 each. All issued shares are fully paid.

Called up share capital, allotted and fully paid	2007 £m	2006 £m
Ordinary shares:
At beginning of year	1,633	1,622
Issued to staff under the Sharesave Share Option Scheme	6	5
Issued under Incentive Share Option Plan	2	6
Issue of new ordinary shares	84	–
Repurchase of shares	(75)	–
At end of year	1,650	1,633
Staff shares	1	1
Total	1,651	1,634

Note

a	The nominal value for share options issued during 2007 and 2006 for the Executive Share Option Scheme and Woolwich ESOP was less than £500,000 in each case.

Barclays Annual Report 2007	196

31 Ordinary shares and share premium (continued)

Issue of new ordinary shares

On 14th August 2007, 336.8 million ordinary shares with an aggregate nominal value of £84 million were issued for a cash consideration, before issue costs, of £2,425m. The shares were issued to Temasek and China Development Bank at a market price of £7.20 per share. The proceeds of the Temasek issuance in excess of nominal value and issue costs of £941m were credited to retained earnings. This resulted from the operation of section 131 of the Companies Act 1985 with regard to the issue of shares by Barclays PLC in exchange for shares in Odysseus Jersey (No1) Limited and the subsequent redemption of the no par value redeemable preference shares of that company for cash.

Share repurchase

During the year Barclays PLC purchased in the market 300 million of its own ordinary shares of 25p each at a total cost of £1,802m in order to minimise the dilutive effect of the issuance of Barclays shares to Temasek and China Development Bank on existing shareholders. These transactions represent 4.54% of the issued share capital at 31st December 2007. All shares purchased during the period were open market transactions.

At the 2007 AGM on 26th April, Barclays PLC was authorised to repurchase 980,840,000 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2008.

Cancellation of share premium account

On 11th October 2007, the order of the High Court confirming the cancellation of £7,223m of the share premium account was registered with the Registrar of Companies. This created £7,223m of additional distributable reserves in Barclays PLC. The purpose of the cancellation of the share premium account was to create distributable profits in order to allow the payment of dividends following the completion of the share buy-back programme, the redemption of the preference shares which were to have been issued in connection with the proposed merger with ABN AMRO, and to provide maximum flexibility to manage the Group’s capital resources.

Shares under option

The Group has four schemes that give employees rights to subscribe for new shares in Barclays PLC. A summary of the key terms of each scheme are included in Note 44.

At 31st December 2007, 74.0 million (2006: 78.9 million) options were outstanding under the terms of the Sharesave Share Option Scheme (Sharesave), 1.4 million (2006: 1.7 million) options were outstanding under the terms of the Executive Share Option Scheme (ESOS), 0.5 million (2006: 0.7 million) options were outstanding under the terms of the Woolwich Executive Share Option Plan (Woolwich ESOP) and 20.5 million (2006: 77.5 million) options were outstanding under the terms of the Incentive Share Option Plan (ISOP), enabling certain Directors and members of staff to subscribe for ordinary shares between 2007 and 2016 at prices ranging from 176p to 562p.

Options and awards arising under the Executive Share Award Scheme, Performance Share Plan and Sharepurchase Scheme, which are described in Note 44 are not settled by the issuance of new shares but from shares held in employee benefit trusts. Details concerning the shares held in such trusts are provided in Note 32.

197	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

32 Reserves

Other reserves – Barclays PLC Group

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Total £m
At 1st January 2007	309	617	132	(230)	(438)	390
Net gains from changes in fair value	–	–	480	182	–	662
Net (gains)/losses transferred to net profit	–	–	(560)	198	–	(362)
Currency translation differences	–	–	–	–	29	29
Losses transferred to net profit due to impairment	–	–	13	–	–	13
Changes in insurance liabilities	–	–	22	–	–	22
Net losses transferred to net profit due to fair value hedging	–	–	68	–	–	68
Tax	–	–	(1)	(124)	102	(23)
Repurchase of shares	75	–	–	–	–	75
At 31st December 2007	384	617	154	26	(307)	874

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Total £m
At 1st January 2006	309	617	225	70	156	1,377
Net gains/(losses) from changes in fair value	–	–	71	(421)	–	(350)
Net gains transferred to net profit	–	–	(308)	(51)	–	(359)
Currency translation differences	–	–	–	–	(464)	(464)
Losses transferred to net profit due to impairment	–	–	86	–	–	86
Changes in insurance liabilities	–	–	23	–	–	23
Net losses transferred to net profit due to fair value hedging	–	–	13	–	–	13
Tax	–	–	22	172	(130)	64
At 31st December 2006	309	617	132	(230)	(438)	390

The capital redemption reserve and other capital reserve represent transfers from retained earnings in accordance with relevant legislation. These reserves are not distributable.

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

Transfers from cash flow hedging reserve

Gains and losses transferred from the cash flow hedging reserve were to: interest income: £93m loss (2006: £7m loss), interest expense: £11m gain (2006: £73m gain), net trading income: £100m loss (2006: £15m loss), and administration and general expenses: £16m loss (2006: £nil).

Barclays Annual Report 2007	198

32 Reserves (continued)

Retained earnings and treasury shares – Barclays PLC Group

	Retained earnings £m	Treasury shares £m	Total £m
At 1st January 2007	12,169	(212)	11,957
Profit attributable to equity holders of the parent	4,417	–	4,417
Equity-settled share schemes	567	–	567
Tax on equity-settled share schemes	28	–	28
Net purchases of treasury shares	–	(572)	(572)
Transfer	(524)	524	–
Dividends paid	(2,079)	–	(2,079)
Repurchase of shares	(1,802)	–	(1,802)
Transfer from share premium account	7,223	–	7,223
Arising on share issue	941	–	941
Other	30	–	30
At 31st December 2007	20,970	(260)	20,710
At 1st January 2006	8,957	(181)	8,776
Profit attributable to equity holders of the parent	4,571	–	4,571
Equity-settled share schemes	663	–	663
Tax on equity-settled share schemes	96	–	96
Net purchases of treasury shares	–	(425)	(425)
Transfer	(394)	394	–
Dividends paid	(1,771)	–	(1,771)
Other	47	–	47
At 31st December 2006	12,169	(212)	11,957

The Treasury shares primarily relate to Barclays PLC shares held by employee benefit trusts in relation to the Executive Share Award Scheme, Performance Share Plan and Sharepurchase Scheme, to the extent that such shares have not been allocated to employees. These schemes are described in Note 44.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2007 was 211.4 million (2006: 168 million). Dividend rights have been waived on nil (2006: nil) of these shares. The total market value of the shares held in trust based on the year-end share price of £5.04 (2006: £7.30) was £1,065m (2006: £1,227m). As at 31st December 2007, options over 16.6 million (2006: 9.6 million) of the total shares held in the trusts were exercisable.

The Group operates in a number of countries subject to regulations under which a local subsidiary has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that are restricted by these regulations, but the net profit retained of overseas subsidiaries, associates and joint ventures at 31st December 2007 totalled £7,311m (2006: £5,667m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Retained earnings – Barclays PLC (Parent company)

	Retained earnings £m	Capital redemption reserve £m	Total £m
At 1st January 2007	1,468	309	1,777
Profit after tax	3,289	–	3,289
Dividends paid	(2,129)	–	(2,129)
Transfer from share premium account	7,223	–	7,223
Arising on share issue	941	–	941
Repurchase of shares	(1,802)	75	(1,727)
At 31st December 2007	8,990	384	9,374
At 1st January 2006	1,318	309	1,627
Profit after tax	1,964	–	1,964
Dividends paid	(1,814)	–	(1,814)
At 31st December 2006	1,468	309	1,777

Details of principal subsidiaries held through Barclays Bank PLC are shown in Note 40.

The operation of section 131 of the Companies Act 1985 with regard to the issue of shares by Barclays PLC in exchange for shares in Odysseus Jersey (No 1) Limited and the subsequent redemption of the no par value redeemable preference shares of that company for cash, has resulted in additional distributable profits of £941m.

On 11th October 2007, the order of the High Court confirming the cancellation of £7,223m of the share premium account was registered with the Registrar of Companies. This created £7,223m additional distributable reserves in Barclays PLC. The purpose of the cancellation of the share premium account was to create distributable profits in order to allow the payment of dividends following the completion of the share buy-back programme, the redemption of the preference shares which were to have been issued in connection with the proposed merger with ABN AMRO, and to provide maximum flexibility to manage the company’s capital resources.

199	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

33 Minority interests

	2007 £m	2006 £m
At beginning of year	7,591	7,004
Share of profit after tax	678	624
Dividend and other payments	(480)	(452)
Equity issued by subsidiaries	1,381	639
Available for sale reserve: net gain/(loss) from changes in fair value	1	(2)
Cash flow hedges: net loss from changes in fair value	(16)	(9)
Currency translation differences	25	(317)
Additions	142	51
Disposals	(111)	(34)
Other	(26)	87
At end of year	9,185	7,591

During the year, subsidiaries issued the following Preference Shares:

•	1.9 million Preference Shares of nominal ZAR0.01 each (Principal amount: ZAR1,652m; £118m) with a variable dividend issued in 2007

•	55 million Preference Shares of nominal US$0.25 each (Principal amount: US$1,375m; £677m) with a 7.1% dividend issued on 13th September 2007

•	46 million Preference Shares of nominal US$0.25 each (Principal amount: US$1,150m; £567m) with a 7.75% dividend issued on 7th December 2007

34 Contingent liabilities and commitments

Contingent liabilities and commitments

The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk:

	2007 £m	2006 £m
Acceptances and endorsements	365	287
Guarantees and letters of credit pledged as collateral security	35,692	31,252
Other contingent liabilities	9,717	7,880
Contingent liabilities	45,774	39,419
Documentary credits and other short-term trade related transactions	522	414
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	283	360
Standby facilities, credit lines and other	191,834	204,730
Commitments	192,639	205,504

Nature of instruments

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

Barclays Annual Report 2007	200

34 Contingent liabilities and commitments (continued)

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

Capital commitments

At 31st December 2007 the commitments for capital expenditure under contract amounted to £6m (2006: £9m).

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to futures and options. The disclosure includes any asset transfers associated with liabilities under repurchase agreements and securities lending transactions.

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2007 £m	2006 £m
Trading portfolio assets	76,226	77,255
Loans and advances	32,846	23,715
Available for sale investments	16,378	20,495
Other	580	4
Assets pledged	126,030	121,469

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2007 £m	2006 £m
Fair value of securities accepted as collateral	343,986	279,591
Of which fair value of securities repledged / transferred to others	269,157	210,182

35 Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006, Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays plans to seek the dismissal of the plaintiffs’ claims.

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

Like other UK financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 or are unenforceable penalties or both. Pending resolution of the test case referred to below (the ‘test case’), existing and new claims in the County Courts are stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. In July 2007, and by agreement with all parties, the OFT launched the test case by commencing proceedings against seven banks and one building society including Barclays, the first stage of which seeks declarations on two issues of legal principle. The hearing commenced on 17th January 2008. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

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

201	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

36 Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings. In June 2005 an inquiry into retail banking in all of the then 25 Member States was launched by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally. In January 2007 the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of Barclays and on its retail banking activities in the EU countries in which it operates.

In September 2005 the UK Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. This inquiry could last for up to two years. Also in October 2006, the UK Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. Barclays has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission inquiry in 2002 into the supply of banking services to small and medium enterprises. Based on the OFT’s report, the Competition Commission issued its final decision on 21st December 2007 and decided to release the UK’s four largest clearing banks (including Barclays) from most of the transitional undertakings given by them in 2002.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which? This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT’s programme of work is expected to take six months.

On 11th February 2008, the OFT announced its recommendations, which include the introduction of an FSA price comparison website, improvements to customer information in summary boxes and the use of standard terminology.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees made in April 2006 to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT announced a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The market study will look at: (i) whether the provision of ‘free if in credit’ PCAs delivers sufficiently high levels of transparency and value for customers; (ii) the implications for competition and consumers if there were to be a shift away from ‘free if in credit’ PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers’ ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition. The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. The OFT will publish its interim findings after the test case (see below).

In July 2007, the OFT commenced a test case in the High Court by agreement with Barclays and seven other financial institutions in which the parties seek declarations on two legal issues arising from the banks’ terms and conditions relating to overdraft charges. The test case does not encompass claims from local, medium or larger business customers. The proceedings will run in parallel with the ongoing OFT dual inquiry into unauthorised overdraft charges and PCAs. Please also refer to Note 35.

In January 2007, the FSA issued a statement of good practice relating to mortgage exit administration fees. Barclays agreed to charge the fee applicable at the time the customer took out the mortgage, which was one of the options recommended by the FSA.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. Barclays has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons or entities subject to these sanctions and has been reporting to governmental agencies about the results of that review. Barclays received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which, along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. Barclays has responded to those inquiries and is cooperating with regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also been keeping the FSA informed of the progress of these investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial effect of any resolution, which could be substantial. Barclays does not expect these matters to have a material adverse effect on the financial position of the Group, but it is not possible to estimate the effect they might have upon operating results in any particular financial period.

Barclays Annual Report 2007	202

37 Leasing

The Group is both lessor and lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by the Group may be sublet to other parties. An analysis of the impact of these transactions on the Group balance sheet and income statement is as follows:

(a) As Lessor

Finance lease receivables

The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans and advances to customers.

The Group’s net investment in finance lease receivables was as follows:

	2007				2006
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m
Not more than one year	3,657	(780)	2,877	213	3,650	(734)	2,916	166
Over one year but not more than five years	7,385	(1,613)	5,772	374	5,824	(1,490)	4,334	334
Over five years	3,476	(935)	2,541	14	3,790	(898)	2,892	15
Total	14,518	(3,328)	11,190	601	13,264	(3,122)	10,142	515

The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £113m at 31st December 2007 (2006: £99m).

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The items purchased to satisfy these leases are treated as plant and equipment in the Group’s financial statements and are generally disposed of at the end of the lease term (see Note 23).

The future minimum lease payments expected to be received under non-cancellable operating leases at 31st December 2007 were as follows:

	2007 Plant and equipment £m	2006 Plant and equipment £m
Not more than one year	29	18
Over one year but not more than two years	24	5
Over two years but not more than three years	22	3
Over three years but not more than four years	20	3
Over four years but not more than five years	11	3
Over five years	10	7
Total	116	39

(b) As Lessee

Finance lease commitments

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease commitments are included within other liabilities (see Note 25).

Obligations under finance leases were as follows:

	2007 Total future minimum payments £m	2006 Total future minimum payments £m
Not more than one year	12	6
Over one year but not more than two years	14	21
Over two years but not more than three years	13	11
Over three years but not more than four years	12	14
Over four years but not more than five years	15	9
Over five years	17	31
Net obligations under finance leases	83	92

203	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

37 Leasing (continued)

(b) As Lessee (continued)

The carrying amount of assets held under finance leases at the balance sheet date was:

	2007 £m	2006 £m
Cost	94	44
Accumulated depreciation	(24)	(25)
Net book value	70	19

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases equipment under non-cancellable lease arrangements.

Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	2007		2006
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	191	6	335	9
Over one year but not more than two years	396	1	337	9
Over two years but not more than three years	357	1	311	2
Over three years but not more than four years	323	–	268	–
Over four years but not more than five years	287	–	223	–
Over five years	2,225	–	2,057	–
Total	3,779	8	3,531	20

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £167m (2006: £251m).

38 Acquisitions

The Group made the following material acquisitions in 2007:

(a) Indexchange Investment AG

On 8th February 2007, the Group acquired 100% of the ordinary shares of Indexchange Investment AG, based in Munich offering exchange traded fund products.

(b) Equifirst Corporation

On 30th March 2007, the Group acquired 100% of the ordinary shares of Equifirst Corporation, a sub-prime mortgage origination business.

(c) Walbrook Group Limited

On 18th May 2007, the Group acquired 100% of the ordinary shares of Walbrook Group Limited. The business serves high net worth private clients and corporate customers.

Barclays Annual Report 2007	204

38 Acquisitions (continued)

Details of the net assets of material companies acquired and consideration paid were as follows:

	Carrying value pre-acquisition £m	Fair value adjustments £m	2007 £m
Assets
Cash and balances at central banks	51	–	51
Assets designated at fair value	133	–	133
Goodwill	41	(41)	–
Property, plant and equipment	7	–	7
Other assets	19	–	19
Intangible assets	–	53	53
Deferred tax assets	10	–	10
Total assets	261	12	273
Liabilities
Deposits from banks	162	–	162
Deferred tax liabilities	–	4	4
Other liabilities	98	(38)	60
Total liabilities	260	(34)	226
Net assets acquired			47
Goodwill			267
Total			314

The excess of proceeds over the net assets acquired has generated goodwill of £267m, based on the exchange rate at the date of acquisition and is attributable to the operational synergies and earnings potential expected to be realised over the longer term.

In aggregate, the acquired businesses generated a loss of (£15m) to consolidated profit before tax for the period from acquisition date to 31st December 2007.

If all of the above acquisitions had occurred on 1st January 2007 the impact on total Group income and net profit for the year would have been immaterial.

2007 £m
Acquisition cost
Cash paid	297
Deferred consideration	11
Attributable costs	6
Total consideration	314

Cash outflows in respect of acquisitions

The aggregate net outflow of cash from the acquisition of the above Group entities was as follows:

2007 £m
Cash paid	297
Cash and cash equivalents acquired	(51)
Net cash outflow on acquisition	246
Cash paid in respect of acquisition of shares in Barclays Global Investors UK Holdings Limited	488
Cash paid in respect of acquisition of shares in Absa Bank Limited	180
Increase in investment in subsidiaries	668

39 Investment in subsidiaries

The investment in Barclays Bank PLC is stated in the balance sheet of Barclays PLC at a cost of £10,186m (2006: £8,641m). The increase of £1,545m (2006: £179m) during the year represents the cost of additional shares of £111m (2006: £179m) and a capital contribution of £1,434m (2006: £nil).

The investment in Barclays Investments (Netherlands) N.V. is stated in the balance sheet of Barclays PLC at a cost of £205m (2006: £nil). The increase of £205m (2006: £nil) during the year represents the cost of the initial share issue.

The investment in Odysseus Jersey (No. 1) Limited is stated in the balance sheet of Barclays PLC at a cost of £0.1m (2006: £nil). The increase of £0.1m (2006: £nil) during the year represents the cost of the initial share issue.

205	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

40 Principal subsidiaries

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held %

Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Mercantile Business Finance Limited	Loans and advances including leases to customers	100	*
England	Barclays Global Investors UK Holdings Limited	Holding company	94.1
England	Barclays Global Investors Limited	Investment management	94.1	*
England	Barclays Life Assurance Company Limited	Life assurance	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	94.1	*
England	FIRSTPLUS Financial Group PLC	Secured loan provider	100
England	Gerrard Investment Management Limited	Investment management	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Insurance provider	100	*
Ireland	Barclays Assurance (Dublin) Limited	Insurance provider	100	*
Isle of Man	Barclays Private Clients International Limited [a]	Banking	100	*
Japan	Barclays Capital Japan Limited	Securities dealing	100	*
Jersey	Barclays Private Bank & Trust Limited	Banking, trust company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
South Africa	Absa Group Limited	Banking	58.8
Spain	Barclays Bank SA	Banking	99.7
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100	*
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Financial Corporation	Holding company for US credit card issuer	100	*
USA	Barclays Global Investors, National Association	Investment management and securities industry	94.1	*
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.8	*

In accordance with Section 231(5) of the Companies Act 1985, the above information is provided solely in relation to principal subsidiaries.

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank PLC except where marked *.

Full information of all subsidiaries will be included in the Annual Return to be filed at Companies House.

Note

a	BBPLC is the beneficial owner of 38.1% of shares and Barclays Holdings (Isle of Man) Limited is the beneficial owner of 61.9% of shares.

Barclays Annual Report 2007	206

41 Other entities

There are a number of entities that do not qualify as subsidiaries under UK Law but which are consolidated when the substance of the relationship between the Group and the entity (usually a Special Purpose Entity (SPE)) indicates that the entity is controlled by the Group. Such entities are deemed to be controlled by the Group when relationships with such entities gives rise to benefits that are in substance no different from those that would arise were the entity a subsidiary.

The consolidation of such entities may be appropriate in a number of situations, but primarily when:

-	the operating and financial polices of the entity are closely defined from the outset (i.e. it operates on an ‘autopilot’ basis) with such policies being largely determined by the Group;

-	the Group has rights to obtain the majority of the benefits of the entity and/or retains the majority of the residual or ownership risks related to the entity; or

-	the activities of the entity are being conducted largely on behalf of the Group according to its specific business objectives.

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

Entities may have restrictions placed on their ability to transfer funds, including payment of dividends and repayment of loans, to their parent entity. Reasons for the restrictions include:

-	Central bank restrictions relating to local exchange control laws.

-	Central bank capital adequacy requirements.

-	Company law restrictions relating to treatment of the entities as going concerns.

Although the Group’s interest in the equity voting rights in certain entities exceeds 50%, or it may have the power to appoint a majority of their Boards of Directors, they are excluded from consolidation because the Group either does not direct the financial and operating policies of these entities, or on the grounds that another entity has a superior economic interest in them. Consequently, these entities are not deemed to be controlled by Barclays.

The table below includes information in relation to such entities as required by the Companies Act 1985, Section 231(5).

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity share- holders’ funds £m	Retained profit for the year £m
UK	Oak Dedicated Limited	100	(3)	4
UK	Oak Dedicated Two Limited	100	(3)	2
UK	Oak Dedicated Three Limited	100	1	1
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	St James Fleet Investments Two Limited	100	2	–
Cayman Islands	BNY BT NewCo Limited	–	–	–

207	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

42 Related party transactions and Directors’ remuneration

(a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed directly in its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 40.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures and the Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	For the year ended and as at 31st December 2007
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m

Income statement:
Interest received	5	75	1	–	81
Interest paid	(1)	(58)	(1)	–	(60)
Fees received for services rendered (including investment management and custody and commissions)	1	34	–	26	61
Fees paid for services provided	(52)	(78)	–	–	(130)
Principal transactions	(24)	47	(16)	–	7

Assets:
Loans and advances to banks and customers	142	886	40	–	1,068
Derivative transactions	–	4	36	–	40
Other assets	19	18	–	14	51

Liabilities:
Deposits from banks	11	–	–	–	11
Customer accounts	–	61	33	12	106
Derivative transactions	–	10	50	–	60
Other liabilities	4	125	–	–	129

Barclays Annual Report 2007	208

42 Related party transactions and Directors’ remuneration (continued)

	For the year ended and as at 31st December 2006
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m
Income statement:
Interest received	45	38	–	2	85
Interest paid	(31)	(57)	–	–	(88)
Fees received for services rendered (including investment management and custody and commissions)	14	7	–	28	49
Fees paid for services provided	(115)	(51)	–	(1)	(167)
Principal transactions	3	–	(2)	–	1

Assets:
Loans and advances to banks and customers	784	146	65	–	995
Derivative transactions	–	–	–	–	–
Other assets	19	3	–	17	39

Liabilities:
Deposits from banks	9	–	–	3	12
Customer accounts	19	18	5	34	76
Derivative transactions	–	–	2	–	2
Other liabilities	13	8	–	–	21

	For the year ended and as at 31st December 2005
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m
Income statement:
Interest received	23	14	–	–	37
Interest paid	(37)	(45)	–	–	(82)
Fees received for services rendered (including investment management and custody and commissions)	5	7	–	17	29
Fees paid for services provided	(120)	(34)	–	–	(154)
Principal transactions	33	–	–	1	34

Assets:
Loans and advances to banks and customers	632	19	–	–	651
Derivative transactions	36	–	–	–	36
Other assets	26	1	–	19	46

Liabilities:
Deposits from banks	827	–	–	–	827
Customer accounts	13	22	–	501	536
Derivative transactions	1	–	–	–	1
Other liabilities	22	6	–	–	28

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2007, 2006 or 2005.

There are no leasing transactions between related parties for 2007, 2006 or 2005.

Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £22m (2006: £1,209m, 2005: £280m).

In 2007 Barclays paid £18m (2006: £19m) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

209	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

42 Related party transactions and Directors’ remuneration (continued)

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

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2007 were as follows:

	Directors, other Key Management Personnel and connected persons
	2007 £m	2006 £m	2005 £m

Loans outstanding at 1st January	7.8	7.4	7.8
Loans issued during the year	2.7	2.7	3.4
Loan repayments during the year	(3.2)	(2.3)	(3.2)
Loans outstanding at 31st December	7.3	7.8	8.0
Interest income earned	0.4	0.3	0.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2007, 2006 or 2005.

	2007 £m	2006 £m	2005 £m

Deposits outstanding at 1st January	15.0	4.7	2.5
Deposits received during the year	114.4	105.2	20.4
Deposits repaid during the year	(115.0)	(94.8)	(18.2)
Deposits outstanding at 31st December	14.4	15.1	4.7
Interest expense on deposits	0.6	0.2	0.1

Of the loans outstanding above, £nil (2006: £nil, 2005: £0.7m) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £2.8m (2006: £0.1m, 2005: £nil) related to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year.

All loans are provided on normal commercial terms to Directors and other Key Management Personnel (and persons connected to them), with the exception of £1,540 of loans which are provided to non-Director members of Key Management Personnel on staff preferential interest rates (5%) and £665 of loans which are provided on an interest free basis.

The loans of £1,540 provided at staff preferential rates of interest reflects the amortized principal amount of a home mortgage loan that was provided by Barclays to a non-Director member of key management personnel. The home mortgage loan was granted at a time when Barclays had in place a corporate policy of providing home mortgage loans at preferential rates of interest to all staff members. This policy has since been discontinued by Barclays. These home mortgage loans were made on substantially the same terms, including interest rates and collateral, to all staff members, who applied for such loans. The loans of £665 provided on an interest free basis relate to the granting of loans to one non-Director member of Barclays key management to purchase commuter rail tickets. The commuter rail ticket loans are still provided to all Barclays staff members upon request on the same terms.

Barclays Annual Report 2007	210

42 Related party transactions and Directors’ remuneration (continued)

Remuneration of Directors and other Key Management Personnel

	Directors, other Key Management Personnel and connected persons
	2007 £m	2006 £m	2005 £m
Salaries and other short-term benefits	23.7	34.2	32.9
Pension costs	1.1	0.8	1.1
Other long-term benefits	9.2	9.3	21.5
Termination benefits	–	1.4	1.5
Share-based payments	31.7	27.2	25.3
Employer social security charges on emoluments	7.8	10.0	10.4

	73.5	82.9	92.7

(b) Disclosure required by the Companies Act 1985

The following information is presented in accordance with the Companies Act 1985:

Directors’ remuneration
		2007 £m	2006 £m
Aggregate emoluments		29.2	32.0
Gains made on the exercise of share options		0.3	5.5
Amounts paid under long-term incentive schemes		–	–
Actual pension contributions to money purchase scheme (2007: one Director, £10,233 and 2006: one Director, £11,414)		–	–
Notional pension contributions to money purchase scheme (2007: no Directors and 2006: no Directors)		–	–

		29.5	37.5

As at 31st December 2007, three Directors were accruing retirement benefits under a defined benefit scheme (2006: four Directors).

Two Directors (Naguib Kheraj and Frits Seegers) agreed to waive their fees as non-executive Directors of Absa Group Limited and Absa Bank Limited. The respective fees for 2007 were ZAR 0.1m (£0.01m) and ZAR 0.5m (£0.03m). The fees for 2006 were ZAR 0.4m (£ 0.03m) for Naguib Kheraj and ZAR 0.1m (£ 0.01m) for Frits Seegers. In both 2006 and 2007 the fees were paid to Barclays.

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 21 persons) and Barclays Bank PLC (involving 22 persons) at 31st December 2007 amounted to 5,774,219 ordinary shares of 25p each (0.09% of the ordinary share capital outstanding) and 5,776,370 ordinary shares of 25p each (0.09% of the ordinary share capital outstanding), respectively.

Executive Directors and Officers of Barclays PLC as a group (involving 10 persons) held, at 31st December 2007, options to purchase 3,097,762 Barclays PLC ordinary shares of 25p each at prices ranging from 373p to 510p under Sharesave and at 397p under the Executive Share Option Scheme and ranging from 326p to 534p under the Incentive Share Option Plan, respectively.

Contracts with Directors (and their connected persons) and Managers

The aggregate amounts outstanding at 31st December 2007 under transactions, arrangements and agreements made by banking companies within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them, as defined in the Companies Act 2006, and for Managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or Managers	Number of connected persons	Amount £m

Directors
Loans	2	5	2.1
Quasi-loans and credit card accounts	12	18	–
Managers
Loans	12	n/a	13.2
Quasi-loans and credit card accounts	11	n/a	–

(c) US disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2007: 22 persons, 2006: 24 persons, 2005: 25 persons) for the year ended 31st December 2007 amounted to £64.6m (2006: £72.1m, 2005: £75.2m). In addition, the aggregate amount set aside for the year ended 31st December 2007, to provide pension benefits for the Directors and Officers amounted to £1.1m (2006: £0.8m, 2005: £0.2m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2007: 23 persons, 2006: 25 persons, 2005: 26 persons) for the year ended 31st December 2007 amounted to £64.9m (2006: £72.2m, 2005: £75.4m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2007, to provide pension benefits for the Directors and Officers amounted to £1.1m (2006: £0.8m, 2005: £0.2m).

211	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

43 Events after the balance sheet date

On 3rd March 2008, Barclays entered into an agreement with Petropavlovsk Finance (Limited Liability Society) to acquire 100% of the Russian Bank, Expobank, for a consideration of approximately $745m (£373m). The transaction is expected to close in summer 2008 after receipt of appropriate regulatory approvals. Expobank focuses principally on Western Russia, with a substantial presence in Moscow and St Petersburg. Founded in 1994, it has grown rapidly and comprises a blend of retail and commercial banking, operating 32 branches and dealing with a range of corporate and wholesale clients. As at 31st December 2007, Expobank had net assets of $186m (£93m).

44 Share-based payments

The Group operates share schemes for employees throughout the world. The main current schemes are:

Sharesave

Eligible employees in the UK, Spain and Ireland may participate in the Barclays Sharesave scheme. Under this scheme, employees may enter into contracts to save up to £250 per month (Ireland: €320, Spain: €90) and, at the expiry of a fixed term of three, five or seven years (Spain: three years), have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the scheme have six months from the date of vest in which the option can be exercised.

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

Options granted under the following schemes are over subsidiaries of Barclays PLC:

Barclays Global Investors Equity Ownership Plan (BGI EOP)

The Equity Ownership Plan extends to key employees of BGI. The exercise price of the options is determined by the Remuneration Committee of Barclays PLC based on the fair value of BGI as determined by an independent appraiser. The options are granted over shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC. Options are not exercisable until vesting, with a third of the options held generally becoming exercisable at each anniversary of grant. The shareholder has the right to offer to sell the shares to Barclays Bank PLC 355 days following the exercise of the option. Barclays Bank PLC may accept the offer and purchase the shares at the most recently agreed valuation but is under no obligation to do so. Options lapse ten years after grant. The most recently agreed valuation was £106.03 at 30th June 2007.

Absa Group Limited Black Economic Empowerment (BEE) Transaction

On 25th June 2004, Absa shareholders approved the allocation of 73,152,300, redeemable cumulative option-holding Absa preference shares to Batho Bonke Capital Limited. Each redeemable preference share carries the option to acquire one Absa ordinary share. The shares carry the same rights as ordinary shares including voting rights, and receive dividends which are payable semi-annually. Options vest after three years and lapse after five years from the date of issue. Exercise may only occur in lots of 100 and within a price range varying from ZAR48 to ZAR69 (£3.40-£4.89) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Barclays Annual Report 2007	212

44 Share-based payments (continued)

Absa Group Limited Share Incentive Trust (AGLSIT)

In terms of the rules of Absa Group Limited Share Incentive Trust the maximum number of shares which may be issued or transferred and/or in respect of which options may be granted to the participants shall be limited to shares representing 10% of the total number of issued shares. Options are allocated to Absa employees according to the normal Human Resources talent management process. The options issued up to August 2005 had no performance criteria linked to them and vested in equal tranches after three, four and five years respectively. No dividends accrue to the option holder over the period. The options expire after a period of ten years from the issuing date. Options issued since August 2005 have vesting performance criteria associated with them, which require headline earnings per share to exceed an agreed benchmark over a three-year period from July 2005 for the options to vest

Absa Group Limited Share Ownership Trust (AGLSOT)

The Absa Group Limited Share Ownership Trust (AGLSOT) enabled all Absa employees to participate in a one-off offer to purchase 200 redeemable cumulative option-holding preference shares. Each redeemable preference share carries the option to acquire one Absa ordinary share. Options vest after three years and lapse after five years from the date of issue. Exercise may only occur in lots of 100 and within a price range varying from ZAR48 to ZAR69 (£3.40-£4.89) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

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

In addition, options remain outstanding under the following closed schemes:

Incentive Share Option Plan (ISOP)

The ISOP was open by invitation to the employees and Directors of Barclays PLC. Options were granted at the market price at the date of grant calculated in accordance with the rules of the plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised. No awards were made under ISOP during 2006 or 2007.

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

At the balance sheet date, no options remained outstanding or exercisable in respect of the following closed scheme:

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

At the balance sheet date the following cash settled schemes operated within the group:

Barclays Africa Share Plan

The Barclays Africa Share Plan grants a number of notional shares and settles in a cash award linked to the Barclays PLC share price. The exercise price of options is equal to the increment of the market price of Barclays shares over the original price on the date of grant. The final number of notional shares over which the option may be exercised is determined by reference to set performance criteria. Awards vest three years from grant and expire four years from that date.

Absa Group Phantom Performance Share Plan (Absa Phantom PSP)

The Absa Phantom PSP was implemented during 2006 to replace the Absa Group Limited Share Incentive Trust (AGLSIT) scheme. Shares are awarded at no cost to participants and the cash paid is equal to the market value of ordinary shares of Absa Group Limited. The performance of Absa over a three-year period determines the final number of notional shares that any cash payment would be based on. Awards vest after three years to the extent that the performance conditions are satisfied.

213	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

44 Share-based payments (continued)

The weighted average fair value per option granted during the year is as follows:

	2007 £	2006 £

Sharesave	1.25	1.88
Sharepurchase	6.84	6.55
ESAS	6.96	6.73
PSP	8.03	7.53
BGI EOP	22.18	21.18
AGLSIT	3.18	2.70
AGLESAS	n/a	8.42

Fair values for Sharesave, PSP , BGI EOP and AGLSIT are calculated at the date of grant using either a Black-Scholes model or Monte Carlo simulation. Sharepurchase, ESAS and AGLESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vest. The calculation of the vest date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2007 is £66m (2006: £62m, 2005: £36m).

The significant weighted average assumptions used to estimate the fair value of the options granted in 2007 are as follows:

		2007

		Sharesave	PSP	BGI EOP	AGLSIT

Weighted average share price		5.82	7.07	95.33	9.18
Weighted average exercise price		4.81	–	95.33	7.62
Expected volatility		25%	25%	20%	30%
Expected option life		4 years	3 years	4 years	5 years
The significant weighted average assumptions used to estimate the fair value of the options granted in 2006 are as follows:
		2006

		Sharesave	PSP	BGI EOP	AGLSIT

Weighted average share price		6.20	6.74	81.12	8.92
Weighted average exercise price		5.11	–	81.12	6.57
Expected volatility		25%	25%	24%	29%
Expected option life		4 years	3 years	4 years	5 years
The significant weighted average assumptions used to estimate the fair value of the options granted in 2005 are as follows:
	2005
	Sharesave	PSP	BGI EOP	AGLSIT	ISOP
Weighted average share price	5.71	5.33	39.09	8.25	5.73
Weighted average exercise price	4.44	n/a	39.09	8.41	5.66
Expected volatility	24%	20%	25%	n/a	34%
Option life	4 years	3 years	4 years	5-8 years	5 years

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

Barclays Annual Report 2007	214

44 Share-based payments (continued)

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

Analysis of the movement in the number and weighted average exercise price of options is set out below:

	Sharesave [a]				Sharepurchase a, [d]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2007	2006	2007	2006	2007	2006	2007	2006
Outstanding at beginning of year	78,929	85,686	4.22	3.95	2,472	1,126	–	–
Granted in the year	18,748	17,449	4.81	5.11	1,852	1,561	–	–
Exercised/released in the year	(18,018)	(18,727)	3.70	3.84	(256)	(113)	–	–
Less: forfeited in the year	(5,632)	(5,479)	4.53	4.11	(244)	(102)	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	74,027	78,929	4.48	4.22	3,824	2,472	–	–
Of which exercisable:	2,324	915	3.69	3.87	–	–	–	–

	ESAS [a,d]				PSP [a,d]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2007	2006	2007	2006	2007	2006	2007	2006
Outstanding at beginning of year	142,359	121,515	–	–	42,832	20,269	–	–
Granted in the year	76,064	59,758	–	–	20,331	22,563	–	–
Exercised/released in the year	(31,036)	(33,663)	–	–	–	–	–	–
Less: forfeited in the year	(5,187)	(5,251)	–	–	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	182,200	142,359	–	–	63,163	42,832	–	–
Of which exercisable:	16,587	9,607	–	–	–	–	–	–

	BGI EOP [b]				Absa BEE [c]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2007	2006	2007	2006	2007	2006	2007	2006
Outstanding at beginning of year/acquisition date	6,929	5,442	57.79	25.26	73,152	73,152	3.50-5.03	4.41-6.35
Granted in the year	2,599	3,973	95.33	81.12	–	–	–	–
Exercised/released in the year	(1,632)	(2,188)	34.99	19.92	–	–	–	–
Less: forfeited in the year	(394)	(298)	59.63	52.66	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	7,502	6,929	75.66	57.79	73,152	73,152	3.40-3.89	3.50-5.03
Of which exercisable:	1,556	1,050	47.00	18.99	73,152	–	3.40-3.89	–

	AGLSIT [c]				AGLSOT [c]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2007	2006	2007	2006	2007	2006	2007	2006
Outstanding at beginning of year/acquisition date	18,778	25,126	3.87	4.38	4,847	5,359	3.50-5.03	4.41-6.35
Granted in the year	260	586	7.62	6.57	–	–	–	–
Exercised/released in the year	(4,668)	(6,137)	3.60	2.86	(3,592)	–	–	–
Less: forfeited in the year	(752)	(797)	5.22	4.12	(309)	(512)	3.40-3.89	3.85-5.53
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	13,618	18,778	4.81	3.87	946	4,847	3.40-3.89	3.50-5.03
Of which exercisable:	5,603	5,305	3.25	2.43	946	–	3.40-3.89	–

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

c	Options/award granted over Absa Group Limited shares.

d	Nil cost award.

215	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

44 Share-based payments (continued)

					AGLESAS [c,d]
					Number (000s)		Weighted average ex. price (£)
					2007	2006	2007	2006

Outstanding at beginning of year/acquisition date					37	–	–	–
Granted in the year					–	37	–	–
Exercised/released in the year					–	–	–	–
Less: forfeited in the year					–	–	–	–
Less: expired in the year					–	–	–	–
Outstanding at end of year					37	37	–	–

Of which exercisable:					–	–	–	–

	ISOP [a]				ESOS [a]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2007	2006	2007	2006	2007	2006	2007	2006

Outstanding at beginning of year	77,507	105,081	4.59	4.46	1,748	2,552	4.14	4.16
Granted in the year	–	–	–	–	–	–	–	–
Exercised/released in the year	(9,718)	(25,122)	4.35	4.04	(325)	(768)	4.20	4.20
Less: forfeited in the year	(47,240)	(2,452)	4.66	4.75	–	(36)	–	4.71
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	20,549	77,507	4.56	4.59	1,423	1,748	4.13	4.14

Of which exercisable:	20,238	14,544	4.54	4.29	1,423	1,748	4.13	4.14

	Woolwich ESOP [a]				Woolwich SAYE [a]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2007	2006	2007	2006	2007	2006	2007	2006

Outstanding at beginning of year	700	1,260	3.81	3.80	–	3	–	3.32
Granted in the year	–	–	–	–	–	–	–	–
Exercised/released in the year	(160)	(560)	3.84	3.79	–	(1)	–	3.32
Less: forfeited in the year	–	–	–	–	–	(2)	–	3.32
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	540	700	3.81	3.81	–	–	–	–

Of which exercisable:	540	700	3.81	3.81	–	–	–	–

The table below shows the weighted average share price at the date of exercise/release of shares:

	2007 £	2006 £
Sharesave [a]	5.72	6.95
Sharepurchase [a,d]	6.74	6.59
ESAS [a,d]	6.71	6.78
BGI EOP [b]	97.06	81.08
AGLSIT [c]	9.52	8.81
ISOP [a]	7.31	6.75
ESOS [a]	7.26	6.64
Woolwich ESOP [a]	7.24	6.65
Woolwich SAYE [a]	n/a	6.09

The exercise price range, the weighted average contractual remaining life and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

c	Options/award granted over Absa Group Limited shares.

d	Nil cost award.

Barclays Annual Report 2007	216

44 Share-based payments (continued)

	2007		2006
Exercise Price Range	Weighted average remaining contractual life in years	Number of options outstanding	Weighted average remaining contractual life in years	Number of options outstanding

Sharesave [a]
£2.50-£3.49	–	328,822	1	2,177,121
£3.50-£4.49	2	40,371,606	2	59,531,668
£4.50-£5.49	4	33,327,119	4	17,220,043
Sharepurchase [a,d]	2	3,824,021	3	2,472,304
ESAS [a,d]	3	182,200,170	3	142,359,494
PSP [a,d]	1	63,162,894	2	42,832,026
BGI EOP [b]
£6.11-£13.99	4	239,717	5	602,914
£14.00-£20.11	6	285,671	7	771,553
£20.12-£56.94	7	1,059,430	8	1,716,714
£56.95-£95.33	9	5,916,863	9	3,838,000
Absa BEE [c]
£3.40-£4.89	2	73,152,300	3	73,152,300
AGLSIT [c]
£3.60-£7.62	7	13,618,000	7	18,778,473
AGLSOT [c]
£3.40-£4.89	2	946,000	3	4,847,400
AGLESAS [c,d]	3	37,059	3	37,059
ISOP [a]
£2.50-£3.49	5	3,965,300	6	11,055,352
£3.50-£4.49	3	1,409,828	4	2,411,828
£4.50-£5.49	5	14,896,227	7	63,746,456
£5.50-£6.49	7	277,096	8	293,096
ESOS [a]
£2.50-£3.49	–	4,000	1	45,288
£3.50-£4.49	1	1,418,818	2	1,702,612
Woolwich ESOP [a]
£2.50-£3.49	2	110,616	3	128,624
£3.50-£4.49	2	429,584	3	571,836

There were no modifications to the share-based payment arrangements in the years 2007, 2006 and 2005. As at 31st December 2007, the total liability arising from cash-settled share-based payment transactions was £16m (2006: £7m).

At 31st December 2007, 7.5 million (2006: 6.9 million) options were outstanding under the terms of the BGI EOP (which would represent a 8.1% interest if exercised). Employees in BGI own 5.9% of the shares in Barclays Global Investors UK Holdings Limited (2006: 9.4%). If all the current options were exercised, £567.6m (2006: £400.5m) would be subscribed. Since the scheme was introduced, options over 20.9 million (2006: 19.3 million) shares have been exercised, of which 5.0 million are still held by employees and represent a minority interest in the Group.

At 31st December 2007, there were 73.2 million, 13.6 million and 0.9 million options granted over Absa Group Limited shares under the Absa Group Limited Black Economic Empowerment Transaction, Absa Group Limited Share Incentive Trust and Absa Group Limited Share Ownership Trust respectively. In aggregate, these options would represent a 13.1% interest in Absa Group Limited if exercised.

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

c	Options/award granted over Absa Group Limited shares.

d	Nil cost award.

217	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

45 Financial risks

Financial risk management

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Financial instruments are fundamental to the Group’s business and managing financial risks, especially credit risk, is a fundamental part of its business activity. Barclays achieves its risk management goals by keeping risk management at the centre of the executive agenda and by building a culture where risk management is part of everyday business decision-making. Barclays ensures that it has the capacity to manage the risk in its established businesses as well as new and growing ones, and that its business plans are consistent with risk appetite, that is, the level of risk Barclays is willing to accept in fulfilling its business objectives.

Barclays risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits, and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date data. Risk management policies, models and systems are regularly reviewed to reflect changes to markets, products and best market practice. Individual responsibility and accountability, instilled through training, are designed to deliver a disciplined, conservative and constructive culture of risk management and control.

Risk responsibilities

The Board approves risk appetite and the Board Risk Committee monitors the Group’s risk profile against this appetite:

–	The Group Risk Director, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control;

–	Business Heads are responsible for the identification and management of risk in their businesses;

–

Business risk teams, each under the management of a Business Risk Director, are responsible for assisting Business Heads in the identification and management of their business risk profiles for implementing appropriate controls. These risk management teams also assist Group Risk in the formulation of Group Risk policy and the implementation of it across the businesses;

–	Within Group risk, Risk-Type Heads and their teams are responsible for establishing a risk control framework and risk oversight; and

–	Internal Audit is responsible for the independent review of risk management and the control environment.

Oversight of risk management is exercised by the Risk Oversight Committee which is chaired by the Group Risk Director under authority delegated by the Group Finance Director. The Risk Oversight Committee oversees management of the Group’s risk profile, exercised through the setting, review and challenge of the size and constitution of the profile when viewed against the Group risk appetite.

The Group Executive Committee monitors and manages risk-adjusted performance of businesses and receives a regularly quarterly risk update including a copy of the Group Risk Profile Report.

The Board Risk Committee (BRC) reviews the Group risk profile, approves the Group Control Framework and approves minimum control requirements for principal risks.

The Board Audit Committee (BAC) considers the adequacy and effectiveness of the Group Control Framework and receives quarterly reports on control issues of significance and half-yearly reports on impairment allowances and regulatory reports.

Both BRC and BAC also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both Committees are reported to the full Board. The Board approves the overall Group risk appetite.

The Risk Oversight Committee is chaired by the Group Risk Director and oversees the management of the Group’s risk profile and all of its significant risks. Oversight is exercised through the setting, review and challenge of the size and constitution of the profile when viewed against the Group’s risk appetite. It has delegated and apportioned responsibility for credit risk management to the Retail and Wholesale Credit Risk Management Committees.

The main financial risks affecting the Group are discussed in Notes 46 to 48.

46 Market risk

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Most market risk arises from trading activities. Barclays is also exposed to interest rate and potential foreign exchange risks arising from financial assets and liabilities not held for trading.

Market risk management and control responsibilities

The Board approves the overall market risk appetite. The Market Risk Director is responsible for the market risk control framework and, under delegated authority from the Group Risk Director, sets a limit framework within the context of the approved market risk appetite.

The head of each business, assisted by the business risk management team, is accountable for identifying, measuring and managing all market risks associated with the business’ activities. Oversight and support is provided by the Market Risk Director, assisted by the central market risk team.

Market risk measurement

The measurement techniques used to measure and control market risk include:

–	Daily Value at Risk;

–	Stress Tests; and

–	Annual Earnings at Risk.

Daily Value at Risk (DVaR)

DVaR is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

In Barclays Capital, DVaR is an important market risk measurement and control tool. DVaR is calculated using the historical simulation method with a historical sample of two years.

Barclays Annual Report 2007	218

46 Market risk (continued)

DVaR Back-testing

The DVaR model is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when trading losses exceed the corresponding DVaR estimate.

On the basis of DVaR estimated to a 98% confidence level, on average there would be five days each year when trading losses would be expected to exceed DVaR and would therefore be reflected as back-testing exceptions. For Barclays Capital’s trading book, there were seven instances of a daily trading loss exceeding the corresponding 98% back-testing DVaR. These back-testing exceptions in 2007 reflected the increased volatility across a number of markets in which Barclays Capital operates. There were no instances of back-testing exceptions on a similar basis in 2006.

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 50 basis points increase or decrease in interest rates.

AEaR is used primarily to measure interest rate risk arising on non-trading assets and liabilities.

Traded market risk

Traded market risk management

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together.

In Barclays Capital, the Head of Market Risk is responsible for implementing the market risk control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the different risk categories including: interest rate, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at Barclays Capital’s Traded Products Risk Review meeting. This meeting is attended by the senior managers from Barclays Capital and the central market risk team.

Analysis of trading market risk exposures

The table below shows the DVaR statistics for Barclays Capital’s trading and non-trading activities. DVaR is the main measure for internal risk management within Barclays Capital.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased by 13% to £42.0m (2006: £37.1m). Interest rate and credit spread risks were broadly unchanged while commodity DVaR and equity DVaR increased by £8.9m and £3.4m respectively. The growth in both these risks is consistent with Barclays Capital’s business plan. Diversification across risk types remained significant, reflecting the broad product mix. Total DVaR as at 31st December 2007 was £53.9m (31st December 2006 £41.9m). This growth reflected the increased market volatility in the second half of the year.

Barclays Capital DVaR: Summary table for 2007 and 2006

	12 months to 31st December 2007
	Average £m	High £m	Low £m
Interest rate risk	20.0	33.3	12.6
Credit spread risk	24.9	43.3	14.6
Commodities risk	20.2	27.2	14.8
Equities risk	11.2	17.6	7.3
Foreign exchange risk	4.9	9.6	2.9
Diversification effect [a]	(39.2)	n/a	n/a

Total DVaR	42.0	59.3	33.1

	12 months to 31st December 2006
	Average £m	High £m	Low £m
Interest rate risk	20.1	28.8	12.3
Credit spread risk	24.3	33.1	17.9
Commodities risk	11.3	21.6	5.7
Equities risk	7.8	11.6	5.8
Foreign exchange risk	4.0	7.7	1.8
Diversification effect [a]	(30.4)	n/a	n/a

Total DVaR	37.1	43.2	31.3

Note

a	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

219	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

46 Market risk (continued)

Non-trading interest rate risk

Asset and liability market risk

Interest rate risk arises from the provision of retail and wholesale (non-trading) banking products and services, as well as foreign currency translational exposures within the Group’s balance sheet.

The Group’s approach is to transfer risk from the businesses either into local treasuries or to Group Treasury using an internal transfer price or interest rate swap. The methodology used to transfer this risk depends on whether the product contains yield curve risk, basis risk or customer optionality. Limits exist to ensure there is no material risk retained within any business or product area.

Sensitivity analysis

Set out below are the impacts on net interest income and equity of a reasonably possible change in market rates of interest, based on the AEaR model described above.

(a) Impact on net interest income

The sensitivity of the income statement is the effect of the assumed changes in interest rates on the net interest income for one year, based on the non-trading financial assets and financial liabilities held at 31st December 2007, including the effect of hedging instruments.

The effect on net interest income, and therefore profit before tax, of a 50 basis points change would be as follows:

	+50 basis points 2007 £m	–50 basis points 2007 £m	+50 basis points 2006 £m	–50 basis points 2006 £m

GBP	19	(19)	11	(11)
USD	(1)	1	(4)	4
EUR	(11)	11	(9)	9
ZAR	9	(9)	12	(12)
Others	2	(2)	1	(1)
Total	18	(18)	11	(11)
As percentage of net interest income	0.19%	(0.19% )	0.12%	(0.12% )

Note: This table excludes exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

(b) Impact on equity

Interest rate changes affect equity in the following three ways:

•	Higher or lower profit after tax resulting from higher or lower net interest income

•	Higher or lower available for sale reserves reflecting higher or lower fair values of available for sale financial instruments

•	Higher or lower values of derivatives held in the cash flow hedging reserves

The sensitivities of equity shown below are based on scenarios constructed from actual exposures and consider the impact on the cash flow hedging reserve and the available for sale reserve only. They are calculated by revaluing fixed rate available-for-sale financial assets, including the effect of any associated hedges, and derivatives designated as cash flow hedges, for the effect of the assumed changes in interest rates. They are based on the assumption that there are parallel shifts in the yield curve. The effects of taxation have been estimated using the Group’s effective tax rate of 28% (2006: 27%).

	+50 basis points 2007 £m	–50 basis points 2007 £m	+50 basis points 2006 £m	–50 basis points 2006 £m

Net interest income	18	(18)	11	(11)
Taxation effects on the above	(5)	5	(3)	3

Effect on profit for the year	13	(13)	8	(8)

As percentage of net profit after tax	0.26%	(0.26% )	0.15%	(0.15% )

Effect on profit for year (per above)	13	(13)	8	(8)
Available for sale reserve	(150)	150	(185)	185
Cashflow hedging reserve	(225)	225	(304)	304
Taxation effects on the above	105	(105)	132	(132)

Effect on equity	(257)	257	(349)	349

As a percentage of equity	(0.79% )	0.79%	(1.28% )	1.28%

Barclays Annual Report 2007	220

46 Market risk (continued)

Concentrations of interest rate risk

The table below summarises the repricing profiles of the Group’s financial instruments and other assets and liabilities at their carrying value on 31st December 2007. Items are allocated to time periods by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

As at 31st December 2007	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading portfolio and derivatives £m	Non- interest bearing £m	Total £m
Assets
Cash and balances at central banks	4,370	–	–	–	–	–	–	–	1,431	5,801
Items in course of collection from other banks	194	–	–	–	–	–	–	–	1,642	1,836
Trading portfolio assets	–	–	–	–	–	–	–	193,691	–	193,691
Financial assets designated at fair value:
Held on own account	21,436	12,587	9,208	3,526	2,706	1,339	2,753	–	3,074	56,629
Derivative financial instruments	–	–	–	–	–	–		248,088	–	248,088
Loans and advances to banks	33,770	501	500	164	181	158	–	–	4,846	40,120
Loans and advances to customers	246,776	20,481	14,452	20,312	10,864	10,082	5,193	–	17,238	345,398
Available for sale financial instruments	25,989	2,370	2,223	3,632	1,466	4,414	2,057	–	921	43,072
Reverse repurchase agreements and cash collateral on securities borrowed	175,679	3,307	2,032	802	191	118	946	–	–	183,075
Total financial assets	508,214	39,246	28,415	28,436	15,408	16,111	10,949	441,779	29,152	1,117,710
Other assets	–	–	–	–	–	–	–	–	109,651	109,651
Total assets	508,214	39,246	28,415	28,436	15,408	16,111	10,949	441,779	138,803	1,227,361
Liabilities
Deposits from other banks	81,802	2,244	907	235	1	21	181	–	5,155	90,546
Items in course of collection due to other banks	76	–	–	–	–	–	–	–	1,716	1,792
Customer accounts	233,474	8,812	3,844	2,511	377	59	1,217	–	44,693	294,987
Trading portfolio liabilities	–	–	–	–	–	–	–	65,402	–	65,402
Financial liabilities designated at fair value:
Held on own account	27,030	7,993	3,874	3,122	2,323	724	766	–	28,657	74,489
Derivative financial instruments	–	–	–	–	–	–	–	248,288	–	248,288
Debt securities in issue	102,883	10,034	4,529	1,821	632	209	120	–	–	120,228
Repurchase agreements and cash collateral on securities lent	163,112	1,789	2,085	37	92	4	–	–	2,310	169,429
Subordinated liabilities	5,735	695	59	650	1,134	5,465	4,410	–	2	18,150
Total financial liabilities	614,112	31,567	15,298	8,376	4,559	6,482	6,694	313,690	82,533	1,083,311
Other liabilities	–	–	–	–	–	–	–	–	111,574	111,574
Total liabilities	614,112	31,567	15,298	8,376	4,559	6,482	6,694	313,690	194,107	1,194,885

Interest rate repricing gap	(105,898)	7,679	13,117	20,060	10,849	9,629	4,255
Cumulative gap	(105,898)	(98,219)	(85,102)	(65,042)	(54,193)	(44,564)	(40,309)
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts, and the related liabilities, have been omitted from the above analysis as the Group is not exposed to the interest rate risk inherent in these assets or liabilities.

221	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

46 Market risk (continued)

As at 31st December 2006	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading portfolio and derivatives £m	Non- interest bearing £m	Total £m
Assets
Cash and balances at central banks	7,012	–	–	–	–	–	–	–	333	7,345
Items in course of collection from other banks	654	–	–	–	–	–	–	–	1,754	2,408
Trading portfolio assets	–	–	–	–	–	–	–	177,867	–	177,867
Financial assets designated at fair value:
Held on own account	17,831	834	387	1,121	2,544	1,131	6,231	–	1,720	31,799
Derivative financial instruments	–	–	–	–	–	–	–	138,353	–	138,353
Loans and advances to banks	25,012	483	233	211	69	36	1	–	4,881	30,926
Loans and advances to customers	195,500	15,048	14,225	24,850	9,485	6,399	7,699	–	9,094	282,300
Available for sale financial instruments	25,899	2,427	7,780	3,737	3,234	6,701	1,091	–	834	51,703
Reverse repurchase agreements and cash collateral on securities borrowed	157,592	4,721	8,338	–	3,431	–	–	–	8	174,090
Total financial assets	429,500	23,513	30,963	29,919	18,763	14,267	15,022	316,220	18,624	896,791
Other assets	–	–	–	–	–	–	–	–	99,996	99,996
Total assets	429,500	23,513	30,963	29,919	18,763	14,267	15,022	316,220	118,620	996,787
Liabilities
Deposits from other banks	72,353	1,377	763	351	–	7	199	–	4,512	79,562
Items in course of collection due to other banks	20	–	–	–	–	–	–	–	2,201	2,221
Customer accounts	207,023	3,965	3,963	2,371	506	43	216	–	38,667	256,754
Trading portfolio liabilities	–	–	–	–	–	–	–	71,874	–	71,874
Financial liabilities designated at fair value:
Held on own account	20,186	5,635	3,800	1,538	1,607	1,843	774	–	18,604	53,987
Derivative financial instruments	–	–	–	–	–	–	–	140,697	–	140,697
Debt securities in issue	92,649	5,624	2,430	4,020	1,630	3,249	1,535	–	–	111,137
Repurchase agreements and cash collateral on securities lent	122,612	6,132	2,348	1,662	–	–	2,818	–	1,384	136,956
Subordinated liabilities	3,192	377	21	1,074	783	3,475	4,842	–	22	13,786
Total financial liabilities	518,035	23,110	13,325	11,016	4,526	8,617	10,384	212,571	65,390	866,974
Other liabilities	–	–	–	–	–	–	–	–	102,423	102,423
Total liabilities	518,035	23,110	13,325	11,016	4,526	8,617	10,384	212,571	167,813	969,397

Interest rate repricing gap	(88,535)	403	17,638	18,903	14,237	5,650	4,638
Cumulative gap	(88,535)	(88,132)	(70,494)	(51,591)	(37,354)	(31,704)	(27,066)

Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts, and the related liabilities, have been omitted from the above analysis as the Group is not exposed to the interest rate risk inherent in these assets or liabilities.

Barclays Annual Report 2007	222

46 Market risk (continued)

Effective interest rates

Weighted average effective interest rates were as follows:

	2007%	2006%
As at 31st December
Assets
Cash and balances at central banks	4.2	4.1
Loans and advances to banks	4.5	4.1
Loans and advances to customers	7.1	6.5
Available for sale financial instruments	5.0	4.6
Reverse repurchase agreements and cash collateral on securities borrowed	4.2	4.2
Liabilities
Deposits from other banks	4.2	4.3
Customer accounts	3.8	3.4
Debt securities in issue	5.3	5.0
Repurchase agreements and cash collateral on securities lent	3.9	4.2
Subordinated liabilities	5.9	5.9

Foreign exchange risk

The group is exposed to two sources of foreign exchange risk.

(a) Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays Capital which is monitored through DVaR.

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31st December 2007 or 2006. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for the year ended 31st December 2007 or 2006.

(b) Translational foreign exchange exposure

The Group operates in a number of economic environments resulting in structural foreign exchange exposures on net investments in branches, subsidiaries or associated undertakings, the functional currencies of which are currencies other than Sterling.

Exchange differences are created by the translation of these net assets measured in their functional currencies to Sterling, the Group’s presentational currency. These exchange differences are recorded in the consolidated translation reserve and reflected in the statement of recognised income and expense. Additionally the Group’s regulatory capital ratios are sensitive to foreign exchange movements in reserves, goodwill, minority interests and other non-Sterling debt capital as well as non sterling risk weighted assets.

The Group’s policy is to economically hedge foreign currency net investments, where practical, after taking consideration of available markets to conduct hedging, the size of the investment and the cost of hedging; unless doing so would result in capital ratios which are overly sensitive to foreign exchange movements.

223	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

46 Market risk (continued)

The Group uses foreign currency borrowings and derivatives to hedge its foreign currency net investments. There was no ineffectiveness arising from these hedges in the year ended 31st December 2007. The carrying value of the Group’s foreign currency net investments and the foreign currency borrowings and derivatives used to hedge them as at 31st December 2007 were as follows:

At 31st December 2007 Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m

United States Dollar	3,273	1,000	–	2,273	3,575	(1,302)
Euro	3,690	1,506	–	2,184	2,387	(203)
Rand	3,205	–	2,599	606	165	441
Japanese Yen	2,986	180	2,773	33	–	33
Swiss Franc	2,140	–	2,131	9	–	9
Other	1,847	53	465	1,329	–	1,329

Total	17,141	2,739	7,968	6,434	6,127	307

At 31st December 2006 Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m

United States Dollar	4,462	2,141	–	2,321	2,361	(40)
Euro	3,409	1,185	–	2,224	2,180	44
Rand	2,849	–	2,665	184	165	19
Japanese Yen	2,754	202	2,527	25	–	25
Swiss Franc	2,071	158	1,900	13	–	13
Other	2,069	205	410	1,454	742	712

Total	17,614	3,891	7,502	6,221	5,448	773

The economic hedges represent the US Dollar and Euro Preference Shares and Reserve Capital Instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

The impact of a change in the exchange rate between Sterling and any of the major currencies would be:

–	A higher or lower profit after tax, arising from changes in the exchange rates used to translate items in the consolidated income statement

–	A higher or lower currency translation reserve within equity, representing the retranslation of non Sterling subsidiaries, branches and associated undertakings net of the revaluation of the hedges of net investments.

–	A higher or lower value of available for sale investments denominated in foreign currencies, impacting the available for sale reserve.

The impact of foreign exchange rate changes on derivatives and borrowings designated as IFRS net investment hedges would be fully offset by the impact on the hedged net investments, resulting in no impact on the Group profit or equity.

Barclays Annual Report 2007	224

47 Credit risk

Credit risk is the risk of suffering financial loss, should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. Credit risk arises mainly from commercial and consumer loans and advances, credit cards, and loan commitments arising from such lending activities, but can also arise from credit enhancement provided, such as financial guarantees, letters of credit, endorsements and acceptances.

Barclays is also exposed to other credit risks arising from investments in debt securities and other exposures arising from its trading activities (‘trading exposures’) including, non-equity trading portfolio assets, derivatives as well as settlement balances with market counterparties and reverse repo loans.

Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than impairment charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Credit risk management and control responsibilities

The granting of credit is one of the Group’s major sources of income and is therefore one of its most significant risks, and the Group dedicates considerable resources to controlling it effectively.

The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Group Risk Director.

The Credit Risk function provides Group-wide direction of credit risk-taking. The teams within this function manage the resolution of all significant credit policy issues and run the Credit Committee, which approves major credit decisions.

Each business segment has an embedded credit risk management team. These teams assist Group Risk in the formulation of Group Risk policy and the implementation of it across the businesses. Examples include ensuring that:

–	Maximum exposure guidelines are in place relating to the exposures to any individual customer or counterparty;

–	Country risk policy specifies risk appetite by country and avoids excessive concentration of credit risk by country; and

–	Policies are in place to monitor exposures to individual industrial sectors.

The principal committees that review credit risk management, formulate overall Group credit policy and resolve all significant credit policy issues are the Wholesale Credit Risk Management Committee, the Retail Credit Risk Management Committee, the Risk Oversight Committee and the Board Risk Committee. All these Committees receive regular and comprehensive reports on risk issues.

The Retail Credit Risk Management Committee (RCRMC) oversees exposures, which comprise unsecured personal lending (including small businesses), mortgages and credit cards. The RCRMC monitors the risk profile and performance of the retail portfolios by receipt of key risk measures and indicators at an individual portfolio level, ensuring mitigating actions taken to address performance are appropriate and timely. Metrics reviewed will consider portfolio composition and both an overall stock and new flow level.

The Wholesale Credit Risk Management Committee (WCRMC) oversees wholesale exposures, comprising lending to businesses, banks and other financial institutions. The WCRMC monitors exposure by country, industry sector, individual large exposures and exposures to sub-investment grade countries.

The monthly Wholesale and Retail Credit Risk Management Committees exercise oversight through review and challenge of the size and constitution of the portfolios when viewed against Group risk appetite for wholesale and retail credit risks. They are chaired by the Group Wholesale and Retail Credit Risk Directors.

Corporate and commercial lending

Corporate accounts which are deemed to contain heightened levels of risk are recorded on graded problem loan lists known as early-warning or watch lists. These are updated monthly and circulated to the relevant risk control points. Once listing has taken place, exposures are closely monitored and, where appropriate, reduced.

These lists are graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Businesses with exposure to corporate customers all work to three categories of increasing concern. By the time an account becomes impaired it will normally have passed through all three categories, which reflect the need for ever-increasing caution and control.

Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. All obligors, regardless of financial health, are subject to a full review of all facilities on, at least, an annual basis. More frequent interim reviews may be undertaken should circumstances dictate.

Retail lending

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow the risk of impairment to be monitored on a portfolio basis. This applies to UK Retail Banking, Barclays Wealth, International Retail and Commercial Banking and Barclaycard.

Within Local Business, accounts that are deemed to have a heightened level of risk, or that exhibit some unsatisfactory features which could affect viability in the short or medium term, are transferred to a separate ‘Caution’ refer stream where a cautious approach is appropriate. Accounts on the Caution refer stream are reviewed on at least a quarterly basis at which time consideration will be given to continuing with the agreed strategy, returning the customer to a lower risk refer stream, or instigating recovery or exit action if the strategy has failed.

Debt securities

Managing credit risk associated with debt securities differs in important respects from the process for loans originated by the Group. Firstly, market prices are generally available for listed bonds and securities and these prices are a good indicator of the credit standing of the issuer. Secondly, most listed and some unlisted securities are rated by external rating agencies which is another strong indicator of overall credit quality. Where such ratings are not available or are not current, the Group will have regard to its own internal ratings for the securities.

225	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

Settlement risk

The Group is exposed to settlement risk in its dealings with market counterparties (predominantly other financial institutions). These risks arise, for example, in foreign exchange transactions when Barclays pays away its side of the transaction to another bank or other counterparty before receiving payment from the other side. The risk is that the counterparty may not meet its obligation. It also arises on derivative contracts where the carrying value of the financial asset is related to the credit condition of the counterparty.

Settlement risk also arises through the operation of a number of systems through which Barclays makes and receives payments on behalf of its customers.

While these exposures are of short duration, they can be large. In recent years, settlement risk has been reduced by several industry initiatives that have enabled simultaneous and final settlement of transactions to be made (such as payment-versus-payment through Continuous Linked Settlement and delivery-versus-payment in central bank money).

Barclays has worked with its peers in the development of these arrangements. Increasingly the majority of high value transactions are settled by such mechanisms. Where these mechanisms are not available, the risk is further reduced by dealing predominantly with highly-rated counterparties, holding collateral and limiting the size of the exposures according to the rating of the counterparty, with smaller exposures to those of higher risk.

Country risk

Credit risk is manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the asset, or where the counterparty is the country itself.

Barclays manages country risk by setting a country risk appetite, which is known as the Country Guideline and agreed at the Group Credit Committee. All cross-border or domestic foreign currency transactions are aggregated to give the current utilisation, in terms of country loss given default (CLGD), against country appetite. The level of CLGD incurred by a counterparty transaction will largely depend on three main factors: the country severity, the product severity and counterparty grade. The calculation and loss given default is described under ‘Credit Risk measurement’ below.

CLGD is incurred in the country of direct risk, defined as where the majority of operating assets are held. This may differ from the country of incorporation. However, where transactions are secured with collateral, the country risk can be transferred from the country of the borrower to the country of the collateral provider. This is only permitted where the collateral definitely covers the borrowing and is not expected to decrease over time.

Credit risk measurement

Barclays uses statistical modelling techniques throughout its business in its credit rating systems. These systems assist the Bank in frontline credit decisions on new commitments and in managing the portfolio of existing exposures. They enable a coherent approach to risk measurement across all credit exposures, retail and wholesale. The key building blocks in the measurement system are the probability of customer default (PD), exposure in the event of default (EAD), and severity of loss-given-default (LGD). Using these, Barclays builds the analyses that lead to its decision support systems in the Risk Appetite context described previously.

Where financial models are used to monitor credit risk, they are based upon customers’ personal and financial performance information over recent periods as a predictor for future performance. The models are reviewed regularly to monitor their robustness relative to actual performance and amended as necessary to optimise their effectiveness.

For corporate and wholesale customers, Barclays also assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. There are two different categories of default rating used. The first reflects the statistical probability of a customer in a rating class defaulting within the next 12-month period, and is referred to as a point in time rating (PIT). The second also reflects the statistical probability of a customer in a rating class defaulting, but the period of assessment is 12 months of average credit conditions for the customer type. This type of rating therefore provides a measure of risk that is independent of the current credit conditions for a particular customer type, is much more stable over time than a PIT rating and is referred to as a through the cycle (TTC) rating.

Country risk grades are assigned to all countries where the Group has, or is likely to have, exposure and are reviewed every quarter to ensure they remain appropriate. Country grades, which are derived from long-term sovereign foreign currency ratings, range from 1 (lowest probability of default) to 21 (highest probability of default). A ceiling is applied where a country is graded 12 or lower so that the counterparty cannot be graded higher than the country, unless some form of protection is available in the event of a cross-border event, such as a significant portion of a counterparty’s assets or income being held or generated in a convertible currency.

As noted above, for listed debt securities, the Group has regard to both external credit ratings and internal default grades where such ratings are not available or current.

Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency grades and, for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice, such as the result from a rating model.

For debt securities and counterparties where third party ratings are used to inform credit decisions, the Group mainly uses those provided by Standards and Poors’ or Moody’s.

Barclays wholesale credit rating contains 21 grades, representing the Group’s best estimate of credit risk for a counterparty based on current economic conditions.

Retail customers are not assigned internal risk ratings in this way for account management purposes, although a mapping of the PIT probability of default to one of eight Barclays Retail Grades (BRG) is used for some internal reporting purposes.

The tables below detail how external rating grades, Default Grades and Barclays Retail Grades relate to the categories of credit quality selected for the financial statements. Where applicable, the internal measure of probability of default has been presented for indicative purposes.

Barclays Annual Report 2007	226

47 Credit risk (continued)

Listed and unlisted debt securities and market counterparties where external ratings are available

External ratings	Financial statements description

AAA, AA+, AA, AA-, A+, A, A-,BBB+, BBB, BBB-	Strong
BB+, BB, BB-, B+, B	Satisfactory
B-, CCC+, CCC and lower	Weak / Substandard

Wholesale lending
Default Grade	Financial statements description	Probability of default

1-3	Strong	0.0-0.05%
4-5		0.05-0.15%
6-8		0.15-0.30%
9-11		0.30-0.60%
12-14	Satisfactory	0.60-2.15%
15-19		2.15-11.35%
20-21	Weak / Substandard	11.35% +

Retail lending
Barclays Retail Grade	Financial statements description	Probability of default

1	Strong	0.0-0.15%
2		0.15-0.30%
3		0.30-0.60%

4-5	Satisfactory	0.60-2.50%
5-7		2.50-10.00%
8	Weak / Substandard	10.00% +

Financial statement descriptions can be summarised as follows:

Strong – there is a very high likelihood of the asset being recovered in full. If it is a debt security, then it will be investment grade.

Satisfactory – whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been conservatively classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value ratio, and unsecured retail loans operating outside normal product guidelines.

Weak/Sub-standard – there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

Credit risk mitigation, collateral, security, and other credit enhancements

The Group uses a wide variety of techniques to reduce credit risk on its lending. The most important of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing. Barclays policy is to establish that loans are within the customer’s capacity to repay, rather than to rely excessively on security. As a result no security is required for a wide range of lending products.

Credit risk mitigation

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures –the Group takes action to mitigate the risks. Such actions may, for example, include; reducing the amounts outstanding (in discussion with the customers, clients or counterparties if appropriate); using credit derivatives securitising the assets; and, on occasion, selling them.

Barclays maintains the diversification of its portfolio to avoid unwanted credit risk concentrations. Maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to higher-rated borrowers than to lower-rated borrowers. They also distinguish between types of counterparty, for example, between sovereign governments, banks and corporations. Excesses are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee.

Similarly, country risk policy specifies risk appetite by country and avoids excessive concentrations of credits in individual countries, whilst other policies limit lending to certain industries.

A further protection against undesirable concentration of risk is the mandate and scale framework. Mandate and scale limits, which can also be set at Group level to reflect overall risk appetite, can relate either to the stock of current exposures in the relevant portfolio or to the flow of new exposures into that portfolio. Typical limits include the proportion of lending with maturity in excess of seven years and the proportion of new mortgage business that is buy-to-let.

227	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

Businesses may put in place other forms of credit risk mitigation, such as credit derivatives or other forms of credit protection in accordance with their procedures or policies. Hedges and mitigants are monitored and risk appetite reviewed to ensure that credit risk is kept to acceptable levels.

Collateral and security

Collateral and security can be an important mitigant of credit risk.

The Group routinely obtains collateral and security, such as in the case of a residential or commercial mortgage, a reverse repurchase agreement, or a commercial loan with a floating charge over book debts and inventories.

The Group ensures that any collateral held is sufficiently liquid, legally effective, enforceable and regularly reassessed. Before attaching value to collateral, businesses holding specific, agreed classes of collateral must ensure that they are holding a correctly perfected charge.

The principal collateral and security types are as follows:

–	Personal lending – mortgages over residential properties;

–	Commercial and industrial sector – charges over business assets such as premises, stock and debtors, and third party credit protection (i.e. guarantees);

–	Commercial real estate sector – charges over the properties being financed; and,

–	Over-The-Counter (OTC ) trading exposures – cash; direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals and letters of credit issued by an institution with a long-term unsecured debt rating of A+/A3 or better.

Valuation of the collateral and security taken is within agreed parameters.

Before reliance is placed on third party protection in the form of bank, government or corporate guarantees or credit derivative protection from financial intermediary counterparties, a credit assessment is undertaken. Eligibility parameters for guarantees and credit derivative are similar to those applied to collateral held against OTC traded exposures.

Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’ which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security.

The Group also uses various forms of specialised legal agreements to reduce risk, including entering into master netting agreement with counterparties, which the Group uses to restrict its exposure to credit losses. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting OTC activity. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-determined events occur. In the normal course of events, where the master agreement is ISDA, the collateral document will be the ISDA Credit Support Annex (CSA). The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty, and to place further collateral when requested or in the event of insolvency, administration or similar processes, as well as in the case of early termination.

Security structures and legal covenants are subject to regular review, at least annually, to ensure that they remain fit for purpose and remain consistent with accepted local market practice.

Any properties repossessed are made available for sale in an orderly and timely fashion, with any proceeds realised being used to reduce or repay the outstanding loan. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the customer. Barclays does not, as a rule, occupy repossessed properties for its business use.

Maximum exposure to credit risk before collateral held or other credit enhancements

For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that Barclays would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

The following table presents the maximum exposure at 31 December 2007 and 2006 to credit risk of balance sheet and off balance sheet financial instruments, before taking account of any collateral held or other credit enhancements and after allowance for impairment and netting where appropriate.

Barclays Annual Report 2007	228

47 Credit risk (continued)

This analysis and all subsequent analyses of credit risk include financial assets subject to credit risk only. They exclude other financial assets, mainly equity securities held in trading portfolio or available for sale as well as non-financial assets. The nominal value of off-balance sheet credit related instruments are also shown, where appropriate.

Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts have not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and result in no direct loss to the Group.

	2007 £m	2006 £m

On balance sheet:

Cash and balances at central banks	5,801	7,345

Items in course of collection from other banks	1,836	2,408

Trading portfolio:
Treasury and other eligible bills	2,094	2,960
Debt securities	152,778	140,576
Traded Loans	1,780	1,843

Total trading portfolio	156,652	145,379

Financial assets designated at fair value held on own account:
Loans and advances	23,491	13,196
Debt securities	24,217	12,100
Other financial assets	3,545	2,792

Total financial assets designated at fair value held on own account	51,253	28,088

Derivative financial investments	248,088	138,353

Loans and advances to banks	40,120	30,926

Loans and advances to customers:
Residential mortgage loans	111,955	94,511
Credit card receivables	14,289	13,399
Other personal lending	24,968	20,511
Wholesale and corporate loans and advances	183,109	143,836
Finance lease receivables	11,077	10,043

Total loans and advances to customers	345,398	282,300

Available for sale financial investments:
Treasury and other eligible bills	2,723	2,420
Debt securities	38,673	47,912

Total available for sale financial investments:	41,396	50,332

Reverse repurchase agreements	183,075	174,090
Other assets	3,966	4,097

Total on balance sheet	1,077,585	863,318

Off balance sheet:
Acceptances and endorsements	365	287
Guarantees and letters of credit pledged as collateral security	35,692	31,252
Commitments	192,639	205,504

Total off balance sheet	228,696	237,043

Total maximum exposure at 31st December	1,306,281	1,100,361

229	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

Whilst the Group’s maximum exposure to credit risk is the carrying value of the assets, or, in the case of off-balance sheet items the amount guaranteed, committed, accepted or endorsed, in most cases the likely exposure is far less due to collateral, credit enhancements and other actions taken to mitigate the Group’s exposure, described below for each class of financial instrument:

Asset	Nature of collateral obtained or other credit risk mitigation

Cash with central banks, items in the course of collection, and loans and advances to banks	Due to the nature of the counterparties, collateral is generally not sought on these balances which are considered to be low risk.

Trading portfolio

The credit risk of these assets is reflected in their fair values. No collateral or enhancements are obtained directly from the issuer or counterparty but may be implicit in the terms of the instrument.

Financial assets designated at fair value held on own account	The credit risk of these assets is reflected in their fair values. Debt securities may be collateralised, according to their terms. Loans and advances included in this category may be collateralised.

Derivatives

Credit risk is also minimised where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Collateral will also be sought, depending on the creditworthiness of the counterparty and/or nature of the transaction.

Loans and advances to customers

– Residential mortgage loans	These are secured by a fixed charge over the property. In addition, portfolios may be securitised.

– Credit card receivables	This lending is generally unsecured. Balances may be securitised.

– Other personal lending	In general this is unsecured. For certain personal lending, a charge over the borrower’s property or other assets may be sought.

– Wholesale and corporate loans and advances

Various forms of collateral may be sought for these loans, often in the form of a fixed charge over the borrower’s property and a floating charge over the current assets of a corporate borrower. Loan covenants may be put in place to safeguard the bank’s financial position. If the exposure is sufficiently large, either individually or at the portfolio level, credit protection in the form of guarantees, credit derivatives or insurance may be taken out.

– Finance lease receivables	The net investment in the lease is secured through retention of legal title to the leased assets.

Available for sale assets	No collateral or enhancements are obtained although collateral may be inherent in the structure of the asset.

Reverse repurchase agreements and cash collateral on securities borrowed	These loans are fully collateralised with the securities legally transferred to the Group. The level of collateral is monitored daily and further collateral calls made when required.

Off balance sheet

The Group applies the same risk management policies for off balance sheet risks as it does for its on balance sheet risks. Collateral may be sought, depending on the strength of the counterparty and/or nature of the transaction.

Acceptances and endorsements	Amounts paid are normally repaid by the customer on presentation.

Guarantees and letters of credit pledged as security	The Group is only required to meet its obligations should the customer default, in which case the Group will generally have recourse to the customer.

Commitments	These are commitments to future lending and are subject to the Group’s normal lending policies including taking collateral depending on the customers’ circumstances.

Financial assets that would be past due or impaired had their terms not been renegotiated

Financial assets are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue (delinquent) and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Credit risk concentrations

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged, otherwise, the product type in accordance with the manner in which the Group manages credit risk.

Barclays Annual Report 2007	230

47 Credit risk (continued)

Analyses of the Group’s credit exposure are set out below:

Credit risk concentrations by geographical sector

	2007
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m

On balance sheet:
Cash and balances at central banks	1,458	2,170	206	1,406	561	5,801
Items in the course of collection from other banks	1,638	75	–	110	13	1,836
Trading portfolio	28,959	41,675	53,208	877	31,933	156,652
Financial assets designated at fair value held on own account	15,713	5,907	20,396	958	8,279	51,253
Derivative financial instruments	60,534	75,017	82,975	2,229	27,333	248,088
Loans and advances to banks	5,515	11,102	13,443	2,581	7,479	40,120
Loans and advances to customers	187,824	56,189	39,944	38,653	22,788	345,398
Available for sale financial investments	5,934	18,354	7,818	2,944	6,346	41,396
Reverse repurchase agreements	42,160	51,734	67,018	2,156	20,007	183,075
Other assets	1,813	617	424	698	414	3,966

Total on balance sheet	351,548	262,840	285,432	52,612	125,153	1,077,585

Off balance sheet:
Acceptances and endorsements	227	5	5	34	94	365
Guarantees and letters of credit pledged as collateral security	7,377	1,468	23,696	1,286	1,865	35,692
Commitments	90,964	23,946	48,657	20,471	8,601	192,639

Total off balance sheet	98,568	25,419	72,358	21,791	10,560	228,696

Total	450,116	288,259	357,790	74,403	135,713	1,306,281

Credit risk concentrations by geographical sector
	2006
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m

On balance sheet:
Cash and balances at central banks	4,367	2,275	109	515	79	7,345
Items in the course of collection from other banks	2,296	21	–	82	9	2,408
Trading portfolio assets	27,900	30,508	55,674	762	30,535	145,379
Financial assets designated at fair value held on own account	9,969	4,559	10,951	244	2,365	28,088
Derivative financial instruments	44,022	41,424	35,485	1,639	15,783	138,353
Loans and advances to banks	6,227	8,511	9,056	2,219	4,913	30,926
Loans and advances to customers	168,043	43,121	25,577	31,274	14,285	282,300
Available for sale financial investments	9,262	22,288	9,132	2,287	7,363	50,332
Reverse repurchase agreements	33,544	41,725	73,415	1,147	24,259	174,090
Other assets	1,288	1,433	237	982	157	4,097

Total on balance sheet	306,918	195,865	219,636	41,151	99,748	863,318

Off balance sheet:
Acceptances and endorsements	220	6	–	47	14	287
Guarantees and letters of credit pledged as collateral security	5,210	3,489	19,682	1,196	1,675	31,252
Commitments	88,731	27,355	56,546	20,880	11,992	205,504

Total off balance sheet	94,161	30,850	76,228	22,123	13,681	237,043

Total	401,079	226,715	295,864	63,274	113,429	1,100,361

231	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

Credit risk concentrations by industrial sector

	2007
	Government and Central Banks £m	Financial Services £m	Transport, Postal and communication and Business and other services £m	Agriculture, Manufacturing and Wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m

On balance sheet:
Cash and balances at central banks	5,801	–	–	–	–	–	–	–	–	5,801
Items in the course of collection from other banks	8	1,828	–	–	–	–	–	–	–	1,836
Trading portfolio assets	58,608	83,790	4,434	3,928	924	4,072	895	1	–	156,652
Financial assets designated at fair value held on own account	10,914	23,742	570	699	11,325	396	3,509	98	–	51,253
Derivative financial instruments	2,886	227,609	2,771	5,567	1,106	8,031	87	31	–	248,088
Loans and advances to banks	7,881	32,239	–	–	–	–	–	–	–	40,120
Loans and advances to customers	2,036	70,699	41,678	37,722	22,288	8,623	111,955	39,320	11,077	345,398
Available for sale financial investments	8,880	29,693	2,142	249	167	246	–	19	–	41,396
Reverse repurchase agreements	1,713	179,459	416	735	752	–	–	–	–	183,075
Other assets	270	1,506	542	307	168	5	112	1,056	–	3,966

Total on balance sheet	98,997	650,565	52,553	49,207	36,730	21,373	116,558	40,525	11,077	1,077,585

Off balance sheet:
Acceptances and endorsements	–	125	111	91	21	4	–	13	–	365
Guarantees and letters of credit pledged as collateral security	51	17,021	12,847	1,867	538	2,687	1	680	–	35,692
Commitments	4,511	30,492	26,370	32,388	11, 282	9,961	10,969	66,666	–	192,639

Total off balance sheet	4,562	47,638	39,328	34,346	11,841	12,652	10,970	67,359	–	228,696

Total	103,559	698,203	91,881	83,553	48,571	34,025	127,528	107,884	11,077	1,306,281

Barclays Annual Report 2007	232

47 Credit risk (continued)

Credit risk concentrations by industrial sector

	2006
	Government and Central Banks £m	Financial Services £m	Transport, Postal and communication and Business and other services £m	Agriculture, Manufacturing and Wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m

On balance sheet:
Cash and balances at central banks	7,345	–	–	–	–	–	–	–	–	7,345
Items in the course of collection from other banks	5	2,403	–	–	–	–	–	–	–	2,408
Trading portfolio assets	56,222	78,322	2,793	3,333	792	3,043	871	3	–	145,379
Financial assets designated at fair value held on own account	6,412	12,101	269	325	6,797	162	2,022	–	–	28,088
Derivative financial instruments	1,701	119,812	2,496	5,945	642	7,681	53	23	–	138,353
Loans and advances to banks	2,221	28,705	–	–	–	–	–	–	–	30,926
Loans and advances to customers	2,426	45,033	34,543	34,755	20,542	6,810	94,511	33,538	10,142	282,300
Available for sale financial investments	10,055	39,105	733	9	141	257	31	1	–	50,332
Reverse repurchase agreements	1,205	171,146	107	435	918	20	–	259	–	174,090
Other assets	43	2,637	469	78	97	5	–	768	–	4,097

Total on balance sheet	87,635	499,264	41,410	44,880	29,929	17,978	97,488	34,592	10,142	863,318

Off balance sheet:
Acceptances and endorsements	11	99	38	114	21	1	1	2	–	287
Guarantees and letters of credit pledged as collateral security	12	20,999	4,313	1,915	907	2,900	9	197	–	31,252
Commitments	4,914	49,917	23,807	29,164	15,263	12,401	19,375	50,663	–	205,504

Total off balance sheet	4,937	71,015	28,158	31,193	16,191	15,302	19,385	50,862	–	237,043

Total	92,572	570,279	69,568	76,073	46,120	33,280	116,873	85,454	10,142	1,100,361

233	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

Financial assets subject to credit risk

For the purposes of the Group’s disclosures regarding credit quality, its financial assets have been analysed as follows:

	As at 31st December 2007
	Neither past due nor individually impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £m

Cash and balances at central banks	5,801	–	–	5,801	–	5,801
Items in the course of collection from other banks	1,836	–	–	1,836	–	1,836
Trading portfolio	156,652	–	–	156,652	–	156,652
Financial assets designated at fair value held on own account	50,896	357	–	51,253	–	51,253
Derivatives	248,088	–	–	248,088	–	248,088
Loans and advances to banks	37,601	2,522	–	40,123	(3)	40,120
Loans and advances to customers	324,318	16,005	8,844	349,167	(3,769)	345,398
Available for sale financial investments	41,304	92	–	41,396	–	41,396
Reverse repurchase agreements	183,075	–	–	183,075	–	183,075
Other assets	3,966	–	–	3,966	–	3,966
Total	1,053,537	18,976	8,844	1,081,357	(3,772)	1,077,585

	As at 31st December 2006
	Neither past due nor individually impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £m
Cash and balances at central banks	7,345	–	–	7,345	–	7,345
Items in the course of collection from other banks	2,408	–	–	2,408	–	2,408
Trading portfolio	145,379	–	–	145,379	–	145,379
Financial assets designated at fair value held on own account	28,088	–	–	28,088	–	28,088
Derivatives	138,353	–	–	138,353	–	138,353
Loans and advances to banks	29,355	1,575	–	30,930	(4)	30,926
Loans and advances to customers	270,321	10,989	4,321	285,631	(3,331)	282,300
Available for sale financial investments	50,156	176	–	50,332	–	50,332
Reverse repurchase agreements	174,090	–	–	174,090	–	174,090
Other assets	4,097	–	–	4,097	–	4,097

Total	849,592	12,740	4,321	866,653	(3,335)	863,318

Financial assets designated at fair value, derivatives, and trading portfolios are not subject to impairment allowances as credit losses are fully reflected in their fair values.

The impairment allowance above includes allowances against financial assets that have been individually impaired and those subject to collective impairment. Assets subject to a collective impairment allowance are included in financial assets neither past due nor individually impaired or financial assets past due but not individually impaired, as appropriate.

Barclays Annual Report 2007	234

47 Credit risk (continued)

(a) Credit quality of financial assets neither past due nor individually impaired

The credit quality of financial assets subject to credit risk, that were neither past due nor impaired, based on the credit ratings on page 227, was as follows:

	2007
	Strong £m	Satisfactory £m	Weak/sub- standard £m	Total £m

Cash and balances at central banks	5,801	–	–	5,801

Items in the course of collection from other banks	1,713	123	–	1,836

Trading portfolio:
Treasury bills and other eligible bills	1,984	110	–	2,094
Debt securities	143,161	8,958	659	152,778
Traded loans	223	1,228	329	1,780

Total trading portfolio	145,368	10,296	988	156,652

Financial assets designated at fair value held on own account
Loans and advances	13,844	6,186	3,104	23,134
Debt securities	10,010	14,207	–	24,217
Other financial assets	3,541	4	–	3,545

Total financial assets designated at fair value held on own account	27,395	20,397	3,104	50,896

Derivative financial instruments	243,491	3,630	967	248,088

Loans and advances to banks	35,635	1,955	11	37,601

Loans and advances to customers:
Residential mortgage loans	62,748	41,144	1,761	105,653
Credit card receivables	–	12,582	5	12,587
Other personal lending	2,882	19,915	889	23,686
Wholesale and corporate loans and advances	114,695	54,380	2,427	171,502
Finance lease receivables	4,586	6,036	268	10,890

Total loans and advances to customers	184,911	134,057	5,350	324,318

Available for sale financial investments:
Debt securities	36,623	1,528	430	38,581
Treasury bills and other eligible bills	2,130	593	–	2,723

Total available for sale financial investments:	38,753	2,121	430	41,304

Reverse repurchase agreements	180,637	2,391	47	183,075

Other assets	2,410	1,452	104	3,966

Total financial assets neither past due nor individually impaired	866,114	176,422	11,001	1,053,537

235	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

(a) Credit quality of financial assets neither past due nor individually impaired (continued)

	2006
	Strong £m	Satisfactory £m	Weak/sub- standard £m	Total £m

Cash and balances at central banks	7,345	–	–	7,345

Items in the course of collection from other banks	1,814	594	–	2,408

Trading portfolio:
Treasury bills and other eligible bills	2,947	13	–	2,960
Debt securities	133,230	5,907	1,439	140,576
Traded loans	405	1,425	13	1,843

Total trading portfolio	136,582	7,345	1,452	145,379

Financial assets designated at fair value:
Loans and advances	10,586	2,228	382	13,196
Debt securities	5,307	6,793	–	12,100
Other financial assets	2,637	155	–	2,792

Total financial assets designated at fair value	18,530	9,176	382	28,088

Derivative financial instruments held on own account	133,980	4,194	179	138,353

Loans and advances to banks	29,008	336	11	29,355

Loans and advances to customers:
Residential mortgage loans	53,760	34,019	1,316	89,095
Credit card receivables	–	11,858	49	11,907
Other personal lending	2,832	16,652	110	19,594
Wholesale and corporate loans and advances	92,912	44,583	2,295	139,790
Finance lease receivables	4,481	5,349	105	9,935

Total loans and advances to customers	153,985	112,461	3,875	270,321

Available for sale financial investments:
Debt securities	47,687	49	–	47,736
Treasury bills and other eligible bills	2,313	107	–	2,420

Total available for sale financial investments:	50,000	156	–	50,156

Reverse repurchase agreements	171,725	856	1,509	174,090

Other assets	2,548	1,546	3	4,097

Total financial assets neither past due nor individually impaired	705,517	136,664	7,411	849,592

Barclays Annual Report 2007	236

47 Credit risk (continued)

(b) Financial assets that are past due but not individually impaired

An age analysis of financial assets that are past due but not individually impaired is set out below.

For the purposes of this analysis an asset is considered past due and included below when any payment due under the strict contractual terms is received late or missed. The amount included is the entire financial asset, not just the payment, of principal or interest or both, overdue.

The Group expends considerable effort in monitoring overdue assets. Assets may be overdue for a number of reasons, including late processing of payments or documentation, for example, over weekends and holiday periods. Where assets are considered to be uncollectable they are subject to individual impairment.

Trading portfolio and derivative assets are measured on a fair value basis such that their carrying amount reflects expected defaults. Amounts that are past due as a result of counterparty credit issues are not significant.

	2007
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m

Financial assets designated at fair value held on own account
Loans and advances	261	4	1	24	67	357

Total financial assets designated at fair value held on own account	261	4	1	24	67	357

Loans and advances to banks	2,031	305	186	–	–	2,522

Loans and advances to customers:
Residential mortgage loans	3,609	1,349	456	215	184	5,813
Credit card receivables	558	155	107	205	1	1,026
Other personal lending	271	199	193	152	205	1,020
Wholesale and corporate loans and advances	6,970	622	267	62	66	7,987
Finance lease receivables	75	28	18	38	–	159

Total loans and advances to customers	11,483	2,353	1,041	672	456	16,005

Available for sale financial investments:
Debt securities	92	–	–	–	–	92

Total available for sale financial investments:	92	–	–	–	–	92

Total financial assets past due but not individually impaired	13,867	2,662	1,228	696	523	18,976

	2006
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m

Financial assets designated at fair value held on own account
Loans and advances	–	–	–	–	–	–

Total financial assets designated at fair value held on own account	–	–	–	–	–	–

Loans and advances to banks	1,004	234	337	–	–	1,575

Loans and advances to customers:
Residential mortgage loans	3,394	1,124	280	208	150	5,156
Credit card receivables	622	202	144	304	–	1,272
Other personal lending	276	118	119	253	1	767
Wholesale and corporate loans and advances	3,322	130	180	20	53	3,705
Finance lease receivables	35	10	22	22	–	89

Total loans and advances to customers	7,649	1,584	745	807	204	10,989

Available for sale financial investments:
Debt securities	131	22	–	23	–	176

Total available for sale financial investments:	131	22	–	23	–	176

Total financial assets past due but not individually impaired	8,784	1,840	1,082	830	204	12,740

237	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

47 Credit risk (continued)

(c) Impaired financial assets

Financial assets individually assessed as impaired

An analysis of financial assets individually assessed as impaired is as follows:

	2007			2006
	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m

Loans and advances to customers:
Residential mortgage loans	621	(88)	533	384	(75)	309
Credit card receivables	1,517	(725)	792	1,250	(839)	411
Other personal lending	1,635	(1,030)	605	1,289	(954)	335
Wholesale and corporate loans and advances	4,930	(944)	3,986	1,280	(589)	691
Finance lease receivables	141	(102)	39	118	(79)	39
Total loans and advances to customers individually impaired	8,844	(2,889)	5,955	4,321	(2,536)	1,785
Collective impairment allowance		(883)			(799)
Total impairment allowance		(3,772)			(3,335)

In addition to the above, there are impaired available for sale debt securities with a carrying value at 31st December 2007 of £432m, after a write-down of £13m. In 2006, all impaired available for sale debt securities had been disposed of prior to 31st December.

The movements on the impairment allowance during the year were as follows:

	2007
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m

Loans and advances to banks	4	–	–	–	(1)	13	(13)	3

Loans and advances to customers:
Residential mortgage loans	124	–	–	2	(5)	5	6	132
Credit card receivables	1,030	(75)	(60)	4	(819)	103	658	841
Other personal lending	1,139	–	(53)	10	(668)	54	891	1,373
Wholesale and corporate loans and advances	939	1	–	37	(440)	46	727	1,310
Finance lease receivables	99	1	–	–	(30)	6	37	113

Total loans and advances to customers	3,331	(73)	(113)	53	(1,962)	214	2,319	3,769

Total impairment allowance	3,335	(73)	(113)	53	(1,963)	227	2,306	3,772

	2006
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m

Loans and advances to banks	4	–	–	–	–	33	(33)	4

Loans and advances to customers:
Residential mortgage loans	139	–	(8)	(8)	(51)	14	38	124
Credit card receivables	978	–	(66)	(21)	(887)	101	925	1,030
Other personal lending	975	–	(22)	(42)	(557)	63	722	1,139
Wholesale and corporate loans and advances	1,253	(12)	(2)	(69)	(626)	41	354	939
Finance lease receivables	101	(11)	–	(13)	(53)	7	68	99

Total loans and advances to customers	3,446	(23)	(98)	(153)	(2,174)	226	2,107	3,331

Total impairment allowance	3,450	(23)	(98)	(153)	(2,174)	259	2,074	3,335

Barclays Annual Report 2007	238

47 Credit risk (continued)

Collateral and other credit enhancements held

Financial assets that are past due or individually assessed as impaired may be partially or fully collateralised or subject to other forms of credit enhancement.

Assets in these categories subject to collateralisation are mainly corporate and residential mortgage loans.

For corporate loans, security may be in the form of floating charges where the value of the collateral varies with the level of assets such as inventory and receivables held by the customer. For these and other reasons collateral given is only accurately valued on origination of the loan or in the course of enforcement actions and as a result it is not practicable to estimate the fair value of the collateral held.

A description and the estimated fair value of collateral held in respect of residential mortgage loans that are past due or individually assessed as impaired was as follows:

	2007	2006
	Fair value £m	Fair value £m

Nature of assets
– Residential Property	6,488	6,183

Total	6,488	6,183

Collateral included in the above table reflects the Group’s interest in the property in the event of default.That held in the form of charges against residential property in the UK is restricted to the outstanding loan balance. In other territories, where the Group is not obliged to return any sale proceeds to the mortgagee, the full estimated fair value has been included.

Collateral and other credit enhancements obtained

The carrying value of assets held by the Group as at 31st December 2007 as a result of the enforcement of collateral was as follows:

	2007	2006
	Carrying Amount £m	Carrying Amount £m

Nature of assets
– Residential Property	34	12
– Commercial and industrial property	1	2
– Other credit enhancements	–	–

Total	35	14

The Group does not use assets obtained in its operations. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower and the borrower’s other creditors in accordance with the relevant insolvency regulations.

239	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

48 Liquidity risk

Liquidity risk management and measurement

This is the risk that the Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend. The risk that it will be unable to meet its obligations is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Intraday liquidity

The need to monitor, manage and control intraday liquidity in real time is recognised by the Group as a mission critical process: any failure to meet specific intraday commitments would have significant consequences.

The Group policy is that each operation must ensure that it has access to sufficient intraday liquidity to meet any obligations it may have to clearing and settlement systems. Major currency payment flows and payment system collateral are monitored and managed in real time to ensure that at all times there is sufficient collateral to make payments.

Day to day funding

Day to day funding is managed by short-term mismatch limits for the next day, week and month which control cash flows to ensure that requirements can be met. These requirements include replenishment of funds as they mature or are borrowed by customers. The Group maintains an active presence in global money markets and monitors and manages the wholesale money market capacity for the Group’s name to enable that to happen.

In addition to cash flow management, Barclays Treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Liquid Assets

The Group maintains a portfolio of highly marketable assets including UK, US and Euro-area government bonds that can be sold or funded on a secured basis as protection against any unforeseen interruption to cash flow. The Group accesses secured funding markets in these assets on a regular basis to ensure market access. The Group does not rely on committed funding lines for protection against unforeseen interruption to cash flow.

Diversification of liquidity sources

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. In addition, to avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation and relationship with those clients, the strength of earnings and the Group’s financial position.

Structural liquidity

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

The Group policy is to fund the balance sheet of the retail and commercial bank on a global basis with customer deposits without recourse to the wholesale markets. This provides protection from the liquidity risk of wholesale market funding. The exception to this policy is ABSA, which has a large portion of wholesale funding due to the structural nature of the South African financial sector.

Stress tests

Stress testing is undertaken to assess and plan for the impact of various scenarios which may put the Group’s liquidity at risk.

Treasury develops and monitors a range of stress tests on the Group’s projected cash flows. These stress scenarios include Barclays-specific scenarios such an unexpected rating downgrade and operational problems, and external scenarios such as Emerging Market crises, payment system disruption and macroeconomic shocks. The output informs both the liquidity mismatch limits and the Group’s contingency funding plan. This is maintained by Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered significant in overall Group terms.

Barclays Annual Report 2007	240

48 Liquidity risk (continued)

Contractual maturity of financial assets and liabilities

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities which are included in the on demand column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in Other assets and Other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

At 31st December 2007	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	4,785	1,016	–	–	–	–	–	–	5,801
Items in course of collection from other banks	1,651	185	–	–	–	–	–	–	1,836
Trading portfolio assets	193,691	–	–	–	–	–	–	–	193,691
Financial assets designated at fair value:
– held on own account	1,901	3,202	657	3,029	13,882	7,022	10,637	16,299	56,629
Derivative financial instruments:
– held for trading	246,950	–	–	–	–	–	–	–	246,950
– designated for risk management	–	76	92	39	260	105	317	249	1,138
Loans and advances to banks	5,882	22,143	446	3,189	1,259	1,035	5,680	486	40,120
Loans and advances to customers	43,469	62,294	12,793	19,307	35,195	30,926	47,297	94,117	345,398
Available for sale financial instruments	994	9,009	4,544	2,377	10,831	6,466	5,268	3,583	43,072
Reverse repurchase agreements and cash collateral on securities borrowed	–	158,475	7,369	7,835	4,921	4,348	127	–	183,075

Total financial assets	499,323	256,400	25,901	35,776	66,348	49,902	69,326	114,734	1,117,710

Other assets	–	–	–	–	–	–	–	109,651	109,651

Total assets	499,323	256,400	25,901	35,776	66,348	49,902	69,326	224,385	1,227,361

Liabilities
Deposits from other banks	16,288	69,049	1,977	991	651	1,171	231	188	90,546
Items in the course of collection due to other banks	1,781	11	–	–	–	–	–	–	1,792
Customer accounts	174,269	101,667	5,692	4,097	1,656	1,240	993	5,373	294,987
Trading portfolio liabilities	65,402	–	–	–	–	–	–	–	65,402
Financial liabilities designated at fair value:
– held on own account	655	18,022	8,331	6,933	10,830	11,601	12,625	5,492	74,489
Derivative financial instruments:
– held for trading	247,378	–	–	–	–	–	–	–	247,378
– designated for risk management	–	51	43	82	310	150	215	59	910
Debt securities in issue	698	70,760	11,798	6,945	13,308	7,696	3,123	5,900	120,228
Repurchase agreements and cash collateral on securities lent	–	160,822	2,906	5,547	40	92	22	–	169,429
Subordinated liabilities	–	–	–	–	250	934	7,511	9,455	18,150

Total financial liabilities	506,471	420,382	30,747	24,595	27,045	22,884	24,720	26,467	1,083,311

Other liabilities	–	–	–	–	–	–	–	111,574	111,574

Total liabilities	506,471	420,382	30,747	24,595	27,045	22,884	24,720	138,041	1,194,885

Cumulative liquidity gap	(7,148)	(171,130)	(175,976)	(164,795)	(125,492)	(98,474)	(53,868)	32,476	32,476

241	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

48 Liquidity risk (continued)

At 31st December 2006	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	7,050	295	–	–	–	–	–	–	7,345
Items in course of collection from other banks	1,782	626	–	–	–	–	–	–	2,408
Trading portfolio assets	177,867	–	–	–	–	–	–	–	177,867
Financial assets designated at fair value:
– held on own account	1,899	1,975	295	942	5,692	5,239	4,018	11,739	31,799
Derivative financial instruments:
– held for trading	137,273	–	–	–	–	–	–	–	137,273
– designated for risk management	–	72	88	37	249	100	296	238	1,080
Loans and advances to banks	2,887	18,806	800	3,063	1,595	1,130	1,012	1,633	30,926
Loans and advances to customers	32,492	44,424	9,901	15,508	31,986	27,668	38,036	82,285	282,300
Available for sale financial instruments	564	9,084	2,516	8,733	13,854	4,621	6,999	5,332	51,703
Reverse repurchase agreements and cash collateral on securities borrowed	–	149,872	4,670	11,025	1,375	6,939	168	41	174,090

Total financial assets	361,814	225,154	18,270	39,308	54,751	45,697	50,529	101,268	896,791

Other assets	–	–	–	–	–	–	–	99,996	99,996

Total assets	361,814	225,154	18,270	39,308	54,751	45,697	50,529	201,264	996,787

Liabilities
Deposits from other banks	19,163	55,534	1,418	891	593	1,406	367	190	79,562
Items in the course of collection due to other banks	2,154	67	–	–	–	–	–	–	2,221
Customer accounts	153,642	89,079	5,594	3,604	1,655	1,436	807	937	256,754
Trading portfolio liabilities	71,874	–	–	–	–	–	–	–	71,874
Financial liabilities designated at fair value:
– held on own account	6	13,958	6,297	5,143	7,090	8,447	10,978	2,068	53,987
Derivative financial instruments:
– held for trading	139,746	–	–	–	–	–	–	–	139,746
– designated for risk management	–	306	13	59	230	284	51	8	951
Debt securities in issue	17	70,805	8,669	5,311	10,408	3,798	4,017	8,112	111,137
Repurchase agreements and cash collateral on securities lent	–	121,278	6,362	2,659	2,305	–	–	4,352	136,956
Subordinated liabilities	–	–	–	–	236	911	4,623	8,016	13,786

Total financial liabilities	386,602	351,027	28,353	17,667	22,517	16,282	20,843	23,683	866,974

Other liabilities	–	–	–	–	–	–	–	102,423	102,423

Total liabilities	386,602	351,027	28,353	17,667	22,517	16,282	20,843	126,106	969,397

Cumulative liquidity gap	(24,788)	(150,661)	(160,744)	(139,103)	(106,869)	(77,454)	(47,768)	27,390	27,390

Barclays Annual Report 2007	242

48 Liquidity risk (continued)

Contractual maturity of financial liabilities on an undiscounted basis

The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e nominal values), whereas the Group manages the inherent liquidity risk based on discounted expected cash inflows. Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

At 31st December 2007	On demand £m	Within one year £m	Over one year but less than five years £m	Over five years £m	Total £m

Deposits from other banks	16,288	72,533	2,099	275	91,195
Items in the course of collection due to other banks	1,781	11	–	–	1,792
Customer accounts	174,269	112,875	3,739	10,280	301,163
Trading portfolio liabilities	65,402	–	–	–	65,402
Financial liabilities designated at fair value:
– held on own account	655	34,008	25,870	31,868	92,401
Derivative financial instruments:
– held for trading	247,378	–	–	–	247,378
– designated for risk management	–	226	479	186	891
Debt securities in issue	698	91,201	22,926	15,020	129,845
Repurchase agreements and cash collateral on securities lent	–	169,725	146	23	169,894
Subordinated liabilities	–	463	4,964	17,875	23,302
Other financial liabilities	–	2,968	1,456	–	4,424

Total financial liabilities	506,471	484,010	61,679	75,527	1,127,687

Off balance sheet items
Loan commitments	183,784	3,111	4,513	963	192,371
Other commitments	453	200	145	12	810

Total off balance sheet items	184,237	3,311	4,658	975	193,181

Total financial liabilities and off balance sheet items	690,708	487,321	66,337	76,502	1,320,868

At 31st December 2006	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m

Deposits from other banks	19,163	58,101	2,317	590	80,171
Items in the course of collection due to other banks	2,154	68	–	–	2,222
Customer accounts	153,642	99,165	3,593	2,836	259,236
Trading portfolio liabilities	71,874	–	–	–	71,874
Financial liabilities designated at fair value:
– held on own account	6	27,539	13,861	19,827	61,233
Derivative financial instruments:
– held for trading	139,746	–	–	–	139,746
– designated for risk management	–	378	584	199	1,161
Debt securities in issue	17	89,222	13,932	15,668	118,839
Repurchase agreements and cash collateral on securities lent	–	137,040	366	–	137,406
Subordinated liabilities	–	837	7,487	9,411	17,735
Other financial liabilities	–	3,138	1,072	–	4,210

Total financial liabilities	386,602	415,488	43,212	48,531	893,833

Off balance sheet items
Loan commitments	192,293	10,939	1,255	624	205,111
Other commitments	313	370	38	56	777

Total off balance sheet items	192,606	11,309	1,293	680	205,888

Total financial liabilities and off balance sheet items	579,208	426,797	44,505	49,211	1,099,721

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them. Any request for funds from investors would be met simultaneously from the linked assets.

The balances in the above table will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

The principal due under perpetual subordinated liability instruments has been included in the over five years category. Further interest payments have not been included on this amount, which according to their strict contractual terms, could carry on indefinitely.

243	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

49 Fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arms-length transaction between knowledgeable willing parties.

The following table summarises the carrying amounts of financial assets and financial liabilities presented on the Group’s balance sheet, and their fair values:

		2007		2006
	Notes	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Financial assets:
Cash and balances at central banks	a	5,801	5,801	7,345	7,345
Items in the course of collection from other banks	a	1,836	1,836	2,408	2,408
Trading portfolio assets
– Treasury and other eligible bills	b	2,094	2,094	2,960	2,960
– Debt securities	b	152,778	152,778	140,576	140,576
– Equity securities	b	36,307	36,307	31,548	31,548
– Traded Loans	b	1,780	1,780	1,843	1,843
– Commodities	b	732	732	940	940

Financial assets designated at fair value:
held in respect of linked liabilities under investment contracts	b	90,851	90,851	82,798	82,798
held under own account:
– Equity securities	b	5,376	5,376	3,711	3,711
– Loans and advances	b	23,491	23,491	13,196	13,196
– Debt securities	b	24,217	24,217	12,100	12,100
– Other financial assets designated at fair value	b	3,545	3,545	2,793	2,793
Derivative financial instruments	b	248,088	248,088	138,353	138,353
Loans and advances to banks	c	40,120	40,106	30,926	30,895
Loans and advances to customers:
– Residential mortgage loans	c	111,955	111,951	94,511	94,511
– Credit card receivables	c	14,289	14,289	13,399	13,399
– Other personal lending	c	24,968	24,968	20,511	20,488
– Wholesale and corporate loans and advances	c	183,109	181,589	143,835	143,621
– Finance lease receivables	c	11,077	11,066	10,044	10,042
Available for sale financial instruments
– Treasury and other eligible bills	b	2,723	2,723	2,420	2,420
– Debt securities	b	38,673	38,673	47,912	47,912
– Equity securities	b	1,676	1,676	1,371	1,371
Reverse repurchase agreements and cash collateral on securities borrowed	c	183,075	183,075	174,090	174,090

Financial liabilities:
Deposits from banks	d	90,546	90,508	79,562	79,436
Items in the course of collection due to other banks	a	1,792	1,792	2,221	2,221
Customer accounts:
– Current and demand accounts	d	80,006	80,006	77,216	77,216
– Savings accounts	d	74,599	74,599	65,784	65,792
– Other time deposits	d	140,382	141,917	113,754	113,653
Trading portfolio liabilities:
– Treasury and other eligible bills	b	486	486	608	608
– Debt securities	b	50,506	50,506	58,142	58,142
– Equity securities	b	13,702	13,702	12,697	12,697
– Commodities	b	708	708	427	427
Financial liabilities designated at fair value:
– Liabilities to customers under investment contracts	b	92,639	92,639	84,637	84,637
– Held on own account	b	74,489	74,489	53,987	53,987
Derivative financial instruments	b	248,288	248,288	140,697	140,697
Debt securities in issue	e	120,228	120,176	111,137	111,131
Repurchase agreements and cash collateral on securities lent	d	169,429	169,429	136,956	136,956
Subordinated liabilities	f	18,150	17,410	13,786	13,976

Barclays Annual Report 2007	244

49 Fair value of financial instruments (continued)

Notes

a	Fair value approximates carrying value due to the short-term nature of these financial assets and liabilities.

b	Financial instruments at fair value (including those held for trading, designated at fair value, derivatives and available for sale) are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using a valuation model, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value.

The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models. Wherever possible these models use as their basis observable market prices and rates including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. Changes to assumptions or estimated levels can potentially impact the fair value of an instrument as reported. The effect of changing these assumptions, for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices, to a range of reasonably possible alternative assumptions, would be to increase the fair value by up to £1.5bn (2006: £0.1bn) or to decrease the fair value by up to £1.2bn (2006: £0.1bn).

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

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

At 31st December	2007 £m	2006 £m
At 1st January	534	260
New transactions	134	359
Amounts recognised in profit or loss during the year	(514)	(85)
At 31st December	154	534

The net asset fair value position of the related financial instruments increased by £2,842m for the year ended 31st December 2007 (31st December 2006: £2,814m). In many cases these changes in fair values were offset by changes in fair values of other financial instruments, which were priced in active markets or valued by using a valuation technique which is supported by observable market prices or rates, or by transactions which have been realised.

c	The fair value for loans and advances, and other lending (including reverse repurchase agreements and cash collateral on securities borrowed) is calculated using discounted cash flows, applying either market rates where practicable or, where the counterparty is a bank, rates currently offered by other financial institutions for placings with similar characteristics. In many cases the fair value approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently.

d	The fair value of customer accounts other deposits and other borrowings (including repurchase agreements and cash collateral on securities lent) is estimated using market rates at the balance sheet date. The fair value of these instruments approximate to carrying amount in most cases because, in general, they are short term in nature and reprice frequently.

e	Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

f	The calculated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities.

245	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

50 Capital Management

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The capital management strategy is to continue to maximise shareholder value through optimising both the level and mix of capital resources. Decisions on the allocation of capital resources are conducted as part of the strategic planning review.

The Group’s capital management objectives are to:

–	Support the Group’s AA credit rating.

–	Maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements.

–	Maintain sufficient capital resources to meet the FSA’s minimum regulatory capital requirements and the US Federal Reserve Bank’s requirements that a financial holding company be well capitalised.

–	Ensure locally regulated subsidiaries can meet their minimum capital requirements.

External Regulatory Capital Requirements

The Group is subject to minimum capital requirements imposed by the Financial Services Authority (FSA), following guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and implemented in the UK via European Union Directives.

Minimum requirements under FSA’s Basel rules are expressed as a ratio of capital resources to risk weighted assets (Risk Asset Ratio). Risk weighted assets are a function of risk weights applied to the Group’s assets using calculations developed by the Basel Committee on Banking Supervision.

Under Basel II, effective from 1st January 2008, the Group has been granted approval by the FSA to adopt the advanced approaches to credit and operational risk management. Pillar 1 risk weighted assets will be generated using the Group’s risk models. Pillar 1 minimum capital requirements under Basel II are Pillar 1 risk weighted assets multiplied by 8%, the internationally agreed minimum ratio.

Under Pillar 2 of Basel II, the Group is subject to an overall regulatory capital requirement based on individual capital guidance (‘ICG’) received from the FSA. The ICG imposes additional capital requirements in excess of Pillar 1 minimum capital requirements. Barclays received its ICG from the FSA in December 2007.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Japanese FSA and the Monetary Authority of Singapore); Africa, where the Group’s operations are headquartered in Johannesburg, South Africa (The South African Reserve Bank and the Financial Services Board (FSB)) and the United States of America (the Board of Governors of the Federal Reserve System (FRB) and the Securities and Exchange Commission).

The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements. Local management manages compliance with subsidiary entity minimum regulatory capital requirements with reporting to local Asset and Liability Committees and to Treasury Committee, as required.

Regulatory Capital Ratios

The table below provides details under Basel I of the Group’s capital ratios and risk weighted assets at 31st December 2007 and 2006.

	2007%	2006%
Capital Ratios
Tier 1 ratio	7.8	7.7
Risk asset ratio	12.1	11.7

	£m	£m
Total risk weighted assets	353,476	297,833
The table below provides details of the regulatory capital resources managed by the Group.

	2007 £m	2006 £m
Total qualifying Tier 1 capital	27,408	23,005
Total qualifying Tier 2 capital	17,123	14,036
Total deductions	(1,889)	(2,330)
Total net capital resources	42,642	34,711

Insurance businesses

Insurance businesses are subject to separate regulation regarding Capital management and have constraints on the transfer of capital. Capital resource requirements are assessed at company level in accordance with local laws and regulations. However, the requirement is that each life fund should be able to meet its own liabilities. In the event that this should not be the case, shareholders’ equity would be required to meet its liabilities to the extent that they could not otherwise be met.

The capital resource requirement of the insurance businesses at 31st December 2007 was £216m (31st December 2006: £225m).

Barclays Annual Report 2007	246

51 Segmental reporting

Business segments

The Group reports the results of its operations through seven business segments: UK Banking, Barclaycard, International Retail and Commercial Banking, Barclays Capital, Barclays Global Investors, Barclays Wealth, and Head Office and other operations.

UK Banking provides banking solutions to Barclays UK retail and commercial banking customers. Barclaycard provides credit card services across Europe and the United States. International Retail and Commercial Banking provides banking services to personal and corporate customers in Europe, Africa and the Middle East. Barclays Capital conducts the Group’s investment banking business providing corporate, institutional and government clients with financing and risk management products. Barclays Global Investors provides investment management products and services to international institutional clients. Barclays Wealth provides banking and asset management services to affluent and high net worth clients. Head Office functions and other operations comprise all the Group’s central function costs and other central items including businesses in transition.

During 2007 Barclays realigned a number of reportable business segments to better reflect the type of client served, the nature of the products offered and the associated risks and rewards. The changes have no impact on the Group Income Statement or Balance Sheet, and are summarised as follows:

UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.

Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, is now managed and reported within UK Retail Banking.

International Retail and Commercial Banking – excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.

Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking – excluding Absa.

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, is now managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth – closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.

The structure and reporting remains unchanged for Barclays Commercial Bank, International Retail and Commercial Banking – Absa, Barclays Capital and Barclays Global Investors.

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

247	Barclays Annual Report 2007

Notes to the accounts

For the year ended 31st December 2007

51 Segmental reporting (continued)

As at 31st December 2007	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Total £m

Income from external customers, net of insurance claims	6,913	2,340	3,510	6,934	1,915	1,343	45	23,000
Inter-segment income	(62)	146	13	185	11	(56)	(237)	–

Total income net of insurance claims	6,851	2,486	3,523	7,119	1,926	1,287	(192)	23,000

Impairment charge and other credit provisions	(849)	(838)	(252)	(846)	–	(7)	(3)	(2,795)

Segment expenses – external	(2,521)	(909)	(3,494)	(3,989)	(1,180)	(829)	(277)	(13,199)
Inter-segment expenses	(849)	(192)	1,138	16	(12)	(144)	43	–
Total expenses	(3,370)	(1,101)	(2,356)	(3,973)	(1,192)	(973)	(234)	(13,199)

Share of post-tax results of associates and joint ventures	7	(7)	7	35	–	–	–	42

Profit on disposal of subsidiaries, associates and joint ventures	14	–	13	–	–	–	1	28

Business segment performance before tax	2,653	540	935	2,335	734	307	(428)	7,076

Additional information
Depreciation and amortisation	107	57	242	181	22	18	26	653
Impairment loss – intangible assets	13	–	1	–	–	–	–	14
Capital expenditure [a]	393	105	456	407	687	196	55	2,299
Investments in associates and joint ventures	(6)	19	108	171	–	–	85	377

Total assets	161,777	22,164	89,457	839,662	89,224	18,024	7,053	1,227,361
Total liabilities	166,988	1,559	48,809	811,516	87,101	43,988	34,924	1,194,885

As at 31st December 2006	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Total £m

Income from external customers, net of insurance claims	6,804	2,355	3,220	6,206	1,670	1,198	142	21,595
Inter-segment income	(63)	159	29	61	(5)	(38)	(143)	–

Total income net of insurance claims	6,741	2,514	3,249	6,267	1,665	1,160	(1)	21,595

Impairment charge and other credit provisions	(887)	(1,067)	(167)	(42)	–	(2)	11	(2,154)

Segment expenses – external	(2,626)	(712)	(2,177)	(3,988)	(940)	(772)	(1,459)	(12,674)
Inter-segment expenses	(763)	(269)	15	(21)	(11)	(141)	1,190	–

Total expenses	(3,389)	(981)	(2,162)	(4,009)	(951)	(913)	(269)	(12,674)

Share of post-tax results of associates and joint ventures	5	(8)	49	–	–	–	–	46

Profit on disposal of subsidiaries, associates and joint ventures	76	–	247	–	–	–	–	323

Business segment performance before tax	2,546	458	1,216	2,216	714	245	(259)	7,136

Additional information
Depreciation and amortisation	96	45	180	132	13	10	115	591
Impairment loss – intangible assets	–	–	7	–	–	–	–	7
Capital expenditure [a]	232	84	206	246	406	45	152	1,371
Investments in associates and joint ventures	12	89	56	71	–	–	–	228

Total assets	147,576	20,082	68,588	657,922	80,515	15,022	7,082	996,787
Total liabilities	156,906	1,812	37,031	632,208	79,366	37,652	24,422	969,397

Note

a	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

Barclays Annual Report 2007	248

51 Segmental reporting (continued)

As at 31st December 2005	UK Banking £m	Barclaycard £m	International Retail and Commercial Banking £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Total £m
Income from external customers, net of insurance claims	6,240	2,138	1,904	4,388	1,318	1,051	294	17,333
Inter-segment income	(4)	161	12	117	–	(17)	(269)	–
Total income net of insurance claims	6,236	2,299	1,916	4,505	1,318	1,034	25	17,333

Impairment charge and other credit provisions	(671)	(753)	(33)	(111)	–	(2)	(1)	(1,571)

Segment expenses – external	(2,663)	(736)	(1,338)	(2,952)	(769)	(765)	(1,304)	(10,527)
Inter-segment expenses	(663)	(172)	2	(11)	(10)	(103)	957	–
Total expenses	(3,326)	(908)	(1,336)	(2,963)	(779)	(868)	(347)	(10,527)

Share of post-tax results of associates and joint ventures	(3)	1	46	–	1	–	–	45
Business segment performance before tax	2,236	639	593	1,431	540	164	(323)	5,280
Additional information
Depreciation and amortisation	54	40	111	99	10	8	119	441
Impairment loss – intangible assets	–	6	3	–	–	–	–	9
Capital expenditure [a]	78	153	2,580	294	155	14	192	3,466
Investments in associates and joint ventures	31	80	415	20	–	–	–	546

Total assets	137,981	18,236	63,383	601,193	80,900	13,401	9,263	924,357
Total liabilities	140,658	1,561	34,458	576,350	80,115	34,802	31,983	899,927

Geographic segments
Year ended 31st December 2007			United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims			13,127	3,374	2,209	3,188	1,102	23,000
Total assets (by location of asset)			429,443	285,719	301,973	56,117	154,109	1,227,361
Capital expenditure (by location of asset) [a]			894	303	789	225	88	2,299
Year ended 31st December 2006			United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims			12,154	2,882	2,840	2,791	928	21,595
Total assets (by location of asset)			406,328	203,929	229,779	44,696	112,055	996,787
Capital expenditure (by location of asset) [a]			569	62	565	136	39	1,371
Year ended 31st December 2005			United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims			10,697	1,995	2,421	1,445	775	17,333
Total assets (by location of asset)			348,703	196,965	230,200	48,803	99,686	924,357
Capital expenditure (by location of asset) [a]			449	119	276	2,586	36	3,466

Note

a	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

249	Barclays Annual Report 2007

Barclays Bank PLC data

Consolidated income statement

Consolidated income statement

For the year ended 31st December

	Notes	2007 £m	2006 £m	2005 £m

Continuing operations
Interest income	a	25,308	21,805	17,232
Interest expense	a	(15,707)	(12,662)	(9,157)

Net interest income		9,601	9,143	8,075

Fee and commission income	b	8,682	8,005	6,430
Fee and commission expense	b	(970)	(828)	(725)

Net fee and commission income		7,712	7,177	5,705

Net trading income	c	3,759	3,632	2,321
Net investment income	c	1,216	962	858

Principal transactions		4,975	4,594	3,179

Net premiums from insurance contracts	5	1,011	1,060	872
Other income	d	224	257	178

Total income		23,523	22,231	18,009
Net claims and benefits incurred on insurance contracts	5	(492)	(575)	(645)

Total income net of insurance claims		23,031	21,656	17,364
Impairment charges	7	(2,795)	(2,154)	(1,571)

Net income		20,236	19,502	15,793

Staff costs	8	(8,405)	(8,169)	(6,318)
Administration and general expenses	9	(4,141)	(3,914)	(3,768)
Depreciation of property, plant and equipment	23	(467)	(455)	(362)
Amortisation of intangible assets	22	(186)	(136)	(79)

Operating expenses		(13,199)	(12,674)	(10,527)

Share of post-tax results of associates and joint ventures	20	42	46	45
Profit on disposal of subsidiaries, associates and joint ventures		28	323	–

Profit before tax		7,107	7,197	5,311
Tax	10	(1,981)	(1,941)	(1,439)

Profit after tax		5,126	5,256	3,872

Profit attributable to minority interests		377	342	177
Profit attributable to equity holders		4,749	4,914	3,695
		5,126	5,256	3,872

The note numbers refer to the notes on pages 166 to 249, whereas the note letters refer to those on pages 254 to 262.

Barclays Annual Report 2007	250

Barclays Bank PLC data

Consolidated balance sheet

Consolidated balance sheet

As at 31st December

	Notes	2007 £m	2006 £m

Assets
Cash and balances at central banks		5,801	6,795
Items in the course of collection from other banks		1,836	2,408
Trading portfolio assets	e	193,726	177,884
Financial assets designated at fair value:
– held on own account	13	56,629	31,799
– held in respect of linked liabilities to customers under investment contracts	13	90,851	82,798
Derivative financial instruments	14	248,088	138,353
Loans and advances to banks	15	40,120	30,926
Loans and advances to customers	15	345,398	282,300
Available for sale financial investments	f	43,256	51,952
Reverse repurchase agreements and cash collateral on securities borrowed	17	183,075	174,090
Other assets	g	5,153	5,850
Current tax assets	19	518	557
Investments in associates and joint ventures	20	377	228
Goodwill	21	7,014	6,092
Intangible assets	22	1,282	1,215
Property, plant and equipment	23	2,996	2,492
Deferred tax assets	19	1,463	764

Total assets		1,227,583	996,503

Liabilities
Deposits from banks		90,546	79,562
Items in the course of collection due to other banks		1,792	2,221
Customer accounts		295,849	256,754
Trading portfolio liabilities	e	65,402	71,874
Financial liabilities designated at fair value	24	74,489	53,987
Liabilities to customers under investment contracts	13	92,639	84,637
Derivative financial instruments	14	248,288	140,697
Debt securities in issue		120,228	111,137
Repurchase agreements and cash collateral on securities lent	17	169,429	136,956
Other liabilities	h	10,514	10,337
Current tax liabilities	19	1,311	1,020
Insurance contract liabilities, including unit-linked liabilities	26	3,903	3,878
Subordinated liabilities	27	18,150	13,786
Deferred tax liabilities	19	855	282
Provisions	28	830	462
Retirement benefit liabilities	30	1,537	1,807

Total liabilities		1,195,762	969,397

Shareholders’ equity
Called up share capital	i	2,382	2,363
Share premium account	i	10,751	9,452
Other reserves	j	(170)	(484)
Other shareholders’ equity	k	2,687	2,534
Retained earnings	j	14,222	11,556

Shareholders’ equity excluding minority interests		29,872	25,421
Minority interests	l	1,949	1,685

Total shareholders’ equity		31,821	27,106

Total liabilities and shareholders’ equity		1,227,583	996,503

The note numbers refer to the notes on pages 166 to 249, whereas the note letters refer to those on pages 254 to 262.

These financial statements have been approved for issue by the Board of Directors on 7th March 2008.

251	Barclays Annual Report 2007

Barclays Bank PLC data

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense

For the year ended 31st December
	2007 £m	2006 £m	2005 £m

Available for sale reserve:
– Net gains/(losses) from changes in fair value	389	107	(217)
– Losses transferred to net profit due to impairment	13	86	–
– Net gains transferred to net profit on disposal	(563)	(327)	(120)
– Net losses transferred to net profit due to fair value hedging	68	14	260
Cash flow hedging reserve:
– Net gains/(losses) from changes in fair value	106	(437)	(50)
– Net losses/(gains) transferred to net profit	253	(50)	(69)
Currency translation differences	54	(781)	300
Tax	54	253	50
Other	22	25	(102)

Amounts included directly in equity	396	(1,110)	52
Profit after tax	5,126	5,256	3,872

Total recognised income and expense for the year	5,522	4,146	3,924

Attributable to:
Equity holders	5,135	4,132	3,659
Minority interests	387	14	265

	5,522	4,146	3,924

Barclays Annual Report 2007	252

Barclays Bank PLC data

Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December

	2007 £m	2006 £m	2005 £m

Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	7,107	7,197	5,311
Adjustment for non-cash items:
Allowance for impairment	2,795	2,154	1,571
Depreciation and amortisation and impairment of property, plant, equipment and intangibles	669	612	450
Other provisions, including pensions	753	558	654
Net profit from associates and joint ventures	(42)	(46)	(45)
Net profit on disposal of investments and property, plant and equipment	(862)	(778)	(530)
Net profit from disposal of associates and joint ventures	(26)	(263)	–
Net profit from disposal of subsidiaries	(2)	(60)	–
Other non-cash movements	(1,471)	1,661	1,505

Changes in operating assets and liabilities:
Net (increase) in loans and advances to banks and customers	(77,987)	(27,385)	(63,177)
Net increase in deposits and debt securities in issue	91,451	46,944	67,012
Net (increase)/decrease in derivative financial instruments	(2,144)	1,196	841
Net (increase) in trading portfolio assets	(18,245)	(18,333)	(42,585)
Net (decrease)/increase in trading liabilities	(6,472)	310	9,888
Net (increase)/decrease in financial investments	(4,379)	1,538	27,129
Net (increase)/decrease in other assets	1,296	(1,527)	(411)
Net (decrease) in other liabilities	(1,056)	(1,580)	(2,852)
Tax paid	(1,583)	(2,141)	(1,082)

Net cash from operating activities	(10,198)	10,057	3,679

Purchase of available for sale investments	(26,947)	(47,109)	(53,626)
Proceeds from sale or redemption of available for sale investments	38,423	46,069	51,114
Purchase of intangible assets	(263)	(212)	(91)
Purchase of property, plant and equipment	(1,241)	(654)	(588)
Proceeds from sale of property, plant and equipment	617	786	98
Acquisition of subsidiaries, net of cash acquired	(270)	(248)	(2,115)
Disposal of subsidiaries, net of cash disposed	383	(15)	–
Increase in investment in subsidiaries	(668)	(432)	(160)
Decrease in investment in subsidiaries	57	44	49
Acquisition of associates and joint ventures	(220)	(162)	(176)
Disposal of associates and joint ventures	145	739	40
Other cash flows associated with investing activities	–	17	23

Net cash used in investing activities	10,016	(1,177)	(5,432)

Dividends paid	(3,418)	(2,373)	(2,325)
Proceeds from borrowings and issuance of debt securities	4,625	2,493	1,179
Repayments of borrowings and redemption of debt securities	(683)	(366)	(464)
Issue of shares and other equity instruments	1,355	585	2,383
Capital injection from Barclays PLC	1,434	–	–

Net issues of shares to minority interests	199	226	20

Net cash from financing activities	3,512	565	793

Exchange (loss)/gain on foreign currency cash and cash equivalents	(654)	552	(237)

Net increase/(decrease) in cash and cash equivalents	2,676	9,997	(1,197)

Cash and cash equivalents at beginning of year	30,402	20,405	21,602

Cash and cash equivalents at end of year	33,078	30,402	20,405

Cash and cash equivalents comprise:
Cash in hand	5,801	6,795	3,506
Loans and advances to banks	40,120	30,926	31,105
Less: amounts with original maturity greater than three months	(19,376)	(15,892)	(17,987)
	20,744	15,034	13,118
Available for sale financial investments	43,256	51,952	53,703
Less: non-cash and amounts with original maturity greater than three months	(41,872)	(50,933)	(53,487)
	1,384	1,019	216
Trading portfolio assets	193,726	177,884	155,730
Less: non-cash and amounts with maturity greater than three months	(188,591)	(170,346)	(152,190)
	5,135	7,538	3,540
Other	14	16	25

	33,078	30,402	20,405

In 2005, the opening cash and cash equivalents balance was adjusted to reflect the adoption of IAS 32 and IAS 39.

253	Barclays Annual Report 2007

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2007 £m	2006 £m	2005 £m

Cash and balances with central banks	145	91	9
Available for sale investments	2,580	2,811	2,272
Loans and advances to banks	1,416	903	690
Loans and advances to customers	19,559	16,290	12,944
Other	1,608	1,710	1,317

Interest income	25,308	21,805	17,232

Deposits from banks	(2,720)	(2,819)	(2,056)
Customer accounts	(4,110)	(3,076)	(2,715)
Debt securities in issue	(6,651)	(5,282)	(3,268)
Subordinated liabilities	(878)	(777)	(605)
Other	(1,348)	(708)	(513)

Interest expense	(15,707)	(12,662)	(9,157)

Net interest income	9,601	9,143	8,075

Interest income includes £113m (2006: £98m, 2005: £76m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

b Net fee and commission income

	2007 £m	2006 £m	2005 £m
Fee and commission income
Brokerage fees	109	70	64
Investment management fees	1,787	1,535	1,250
Securities lending	241	185	151
Banking and credit related fees and commissions	6,367	6,031	4,805
Foreign exchange commissions	178	184	160

Fee and commission income	8,682	8,005	6,430

Brokerage fees paid	(970)	(828)	(725)

Fee and commission expense	(970)	(828)	(725)

Net fee and commission income	7,712	7,177	5,705

Barclays Annual Report 2007	254

c Principal transactions

	2007 £m	2006 £m	2005 £m

Rates related business	4,162	2,866	1,732
Credit related business	(403)	766	589

Net trading income	3,759	3,632	2,321

Gain from disposal of available for sale assets/investment securities	560	307	120
Dividend income on equity investments	26	15	22
Net gain from financial instruments designated at fair value	293	447	389
Other investment income	337	193	327

Net investment income	1,216	962	858

Principal transactions	4,975	4,594	3,179

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income and expense from these instruments and the related funding cost.

Of the total net trading income, a £756m loss (2006: £947m gain, 2005: £498m gain) was made on securities and £640m gain (2006: £480m, 2005: £340m) was earned in foreign exchange dealings.

The net gain on financial assets designated at fair value included within principal transactions was £78m (2006: £489m, 2005: £391m) of which losses of £215m (2006: £42m gain, 2005: £2m gain) were included in net trading income and gains of £293m (2006: £447m, 2005: £389m) were included in net investment income.

The net loss on financial liabilities designated at fair value included within principal transactions was £231m (2006: £920m, 2005: £666m) all of which was included within net trading income.

The net gain from widening of credit spreads relating to Barclays Capital issued notes held at fair value was £658m (2006: £nil, 2005: £nil).

d Other income

	2007 £m	2006 £m	2005 £m

Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	5,592	7,417	9,234
Increase in liabilities to customers under investment contracts	(5,592)	(7,417)	(9,234)
Property rentals	53	55	54
Other income	171	202	124

Other income	224	257	178

Included in other income are sub-lease receipts of £18m (2006: £18m, 2005: £18m).

Included in other income in 2007 is a loss on the part disposal of Monument credit card portfolio and gains on reinsurance transactions in 2007 and 2006.

e Trading portfolio assets

	2007 £m	2006 £m

Trading portfolio assets
Treasury and other eligible bills	2,094	2,960

Debt securities	152,778	140,576

Equity securities	36,342	31,565

Traded loans	1,780	1,843

Commodities	732	940

Trading portfolio assets	193,726	177,884

255	Barclays Annual Report 2007

Barclays Bank PLC data

Notes to the accounts

f Available for sale financial investments

	2007 £m	2006 £m

Debt securities	38,673	47,912
Treasury bills and other eligible bills	2,723	2,420
Equity securities	1,860	1,620

Available for sale financial investments	43,256	51,952

Movement in available for sale financial investments	2007 £m	2006 £m

At beginning of year	51,952	53,703
Exchange and other adjustments	1,499	(3,999)
Acquisitions and transfers	26,950	47,109
Disposals (sale and redemption)	(37,498)	(44,959)
Gains from changes in fair value recognised in equity	391	182
Impairment	(13)	(86)
Amortisation of discounts/premium	(25)	2

At end of year	43,256	51,952

g Other assets

	2007 £m	2006 £m
Sundry debtors	4,045	4,298
Prepayments	551	658
Accrued income	400	722
Reinsurance assets	157	172

Other assets	5,153	5,850

Included in the above Group balances are £4,541m (2006: £5,065m) expected to be recovered within no more than 12 months after the balance sheet date; and balances of £612m (2006: £785m) expected to be recovered more than 12 months after the balance sheet date.

Other assets comprise £3,966m (2006: £4,097m) of receivables which meet the definition of financial assets.

h Other liabilities

	2007 £m	2006 £m
Accruals and deferred income	6,075	6,127
Sundry creditors	4,356	4,118
Obligations under finance leases	83	92

Other liabilities	10,514	10,337

Included in the above are balances of £9,058m (2006: £9,265m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,456m (2006: £1,072m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income included £102m (2006: £107m) in relation to deferred income from investment contracts and £677m (2006: £822m) in relation to deferred income from insurance contracts for the Group.

Barclays Annual Report 2007	256

i Called up share capital

Ordinary Shares

The authorised ordinary share capital of the Bank, as at 31st December 2007, was 3,000 million (2006: 3,000 million) ordinary shares of £1 each.

During the year, the Bank issued 7 million ordinary shares with an aggregate nominal value of £7m, for cash consideration of £111m.

Preference Shares

The authorised preference share capital of Barclays Bank PLC, as at 31st December 2007, was 1,000 Preference Shares (2006: 1,000) of £1; 400,000 Preference Shares of €100 each (2006: 400,000); 400,000 Preference Shares of £100 each (2006: 400,000); 400,000 Preference Shares of US$100 each (2006: 400,000); 150 million Preference Shares of US$0.25 each (2006: 80 million).

The issued preference share capital of Barclays Bank PLC, as at 31st December 2007, comprised 1,000 (2006: 1,000) Sterling Preference Shares of £1 each; 240,000 (2006: 240,000) Euro Preference Shares of €100 each; 75,000 (2006: 75,000) Sterling Preference Shares of £100 each; 100,000 (2006: 100,000) US Dollar Preference Shares of US$100 each; 131 million (2006: 30 million) US Dollar Preference Shares of US$0.25 each.

	2007 £m	2006 £m

Called up share capital, allotted and fully paid
At beginning of year	2,329	2,318
Issued for cash	7	11

At end of year	2,336	2,329

Called up preference share capital, allotted and fully paid
At beginning of year	34	30
Issued for cash	12	4

At end of year	46	34

Called up share capital	2,382	2,363

Share premium

	2007 £m	2006 £m
At beginning of year	9,452	8,882
Ordinary shares issued for cash	104	168
Preference shares issued for cash	1,195	402

At end of year	10,751	9,452

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

257	Barclays Annual Report 2007

Barclays Bank PLC data

Notes to the accounts

i Called up share capital (continued)

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

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of US$100 each (the ‘6.278% Preference Shares’), represented by 100,000 American Depositary Shares, Series 1, were issued on 8th June 2005 for a consideration of US$995.4m (£548.1m), of which the nominal value was US$10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of US$10,000 per preference share until 15th December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2034, and on each dividend payment date thereafter at US$10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

30 million US Dollar 6.625% non-cumulative callable preference shares of US$0.25 each (the ‘6.625% Preference Shares’), represented by 30 million American Depositary Shares, Series 2, were issued on 25th and 28th April 2006 for a consideration of US$727m (£406m), of which the nominal value was US$7.5m and the balance was share premium. The 6.625% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 6.625% per annum on the amount of US$25 per preference share.

The 6.625% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th September 2011, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

55 million US Dollar 7.1% non-cumulative callable preference shares of US$0.25 each (the ‘7.1% Preference Shares’), represented by 55 million American Depositary Shares, Series 3, were issued on 13th September 2007 for a consideration of US$1,335m (£657m), of which the nominal value was US$13.75m and the balance was share premium. The 7.1% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.1% per annum on the amount of US$25 per preference share.

The 7.1% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th December 2012, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

46 million US Dollar 7.75% non-cumulative callable preference shares of US$0.25 each (the ‘7.75% Preference Shares’), represented by 46 million American Depositary Shares, Series 4, were issued on 7th December 2007 for a consideration of US$1,116m (£550m), of which the nominal value was US$11.5m and the balance was share premium. The 7.75% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.75% per annum on the amount of US$25 per preference share.

The 7.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th December 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Barclays Annual Report 2007	258

i Called up share capital (continued)

No redemption or purchase of any 4.875% Preference Shares, the 4.75% Preference Shares, the 6.0% Preference Shares, the 6.278% Preference Shares, the 6.625% Preference Shares, the 7.1% Preference Shares and the 7.75% Preference Shares (together the ‘Preference Shares’) may be made by Barclays Bank PLC without the prior notification to the UK FSA and any such redemption will be subject to the Companies Act and the Articles of Barclays Bank PLC.

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

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US$1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the ‘TONs’) and the holders of the US$1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US$750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments, the €850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,350m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments and the US$1,250m 7.434% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the ‘RCIs’) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.875% Preference Share, €10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share, US$10,000 per 6.278% Preference Share, US$25 per 6.625% Preference Share, US$25 per 7.1% Preference Share and US$25 per 7.75% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

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

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

259	Barclays Annual Report 2007

Barclays Bank PLC data

Notes to the accounts

j Reserves

Other reserves

	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2007	184	(230)	(438)	(484)
Net gains from changes in fair value	385	182	–	567
Net (gains)/losses transferred to net profit	(560)	198	–	(362)
Currency translation differences	–	–	29	29
Losses transferred to net profit due to impairment	13	–	–	13
Changes in insurance liabilities	22	–	–	22
Net losses transferred to net profit due to fair value hedging	68	–	–	68
Tax	(1)	(124)	102	(23)

At 31st December 2007	111	26	(307)	(170)

Retained earnings
Retained earnings £m

At 1st January 2007	11,556
Profit attributable to equity holders	4,749
Equity-settled share schemes	567
Tax on equity-settled shares schemes	28
Vesting of Barclays PLC shares under share-based payment schemes	(524)
Dividends paid	(3,287)
Dividends on preference shares and other shareholders’ equity	(345)
Capital injection from Barclays PLC	1,434
Other movements	44

At 31st December 2007	14,222

At 1st January 2006	8,462
Profit attributable to equity holders	4,914
Equity-settled share schemes	663
Tax on equity-settled shares schemes	96
Vesting of Barclays PLC shares under share-based payment schemes	(394)
Dividends paid	(1,964)
Dividends on preference shares and other shareholders’ equity	(329)
Other movements	108

At 31st December 2006	11,556

Transfers from the cashflow hedging reserve to the income statement were: interest income £93m loss (2006: £7m loss), interest expense £11m gain (2006: £73m gain), net trading income £100m loss (2006: £15m loss) and administration and general expenses of £16m loss (2006: £nil).

k Other shareholders’ equity

	2007 £m	2006 £m
At 1st January	2,534	2,490
Appropriations	8	44
Other movements	145	–

At 31st December	2,687	2,534

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

Barclays Annual Report 2007	260

l Minority interests

	2007 £m	2006 £m
At beginning of year	1,685	1,578
Share of profit after tax	377	342
Dividend and other payments	(131)	(127)
Equity issued by subsidiaries	137	233
Available for sale reserve: net gain/(loss) from changes in fair value	1	(2)
Cash flow hedges: net loss from changes in fair value	(16)	(9)
Currency translation differences	16	(316)
Additions	27	20
Disposals	(111)	(34)
Other	(36)	–

At end of year	1,949	1,685

m Dividends

	2007 £m	2006 £m
On ordinary shares
Final dividend	791	730
Interim dividends	2,496	1,234

Dividends	3,287	1,964

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and in 2007, to fund the repurchase by Barclays PLC of ordinary share capital.

Dividends paid on preference shares amounted to £193m (2006: £174m). Dividends paid on other equity instruments as detailed in Note k amounted to £152m (2006: £151m).

n Financial risks

The only significant financial instruments that are held by Barclays Bank PLC and not Barclays PLC are investments in Barclays PLC ordinary shares, dealt with as trading portfolio equity assets and available for sale financial investments as appropriate.

There consequently are no significant differences in exposures to market risk, credit risk, liquidity risk and the fair value of financial instruments between Barclays PLC and Barclays Bank PLC, and no differences in the manner in which these financial risks are managed. Therefore the disclosures regarding financial risks appearing in Notes 45 to 48 are in all material respects the same for Barclays Bank PLC and Barclays PLC.

o Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed in Note 50.

The table below provides details under Basel I of the Barclays Bank PLC Group capital ratios and risk weighted assets at 31st December 2007 and 2006.

	2007%	2006%

Capital Ratios
Tier 1 ratio	7.5	7.5
Risk asset ratio	11.8	11.5

	2007 £m	2006 £m

Total risk weighted assets	353,471	297,833

The table below provides details of the regulatory capital resources of Barclays Bank PLC Group.

	2007 £m	2006 £m

Total qualifying Tier 1 capital	26,534	22,455

Total qualifying Tier 2 capital	17,123	14,036

Total deductions	(1,889)	(2,330)

Total net capital resources	41,768	34,161

261	Barclays Annual Report 2007

Barclays Bank PLC data

Notes to the accounts

p Segmental analysis

Year ended 31st December 2007	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m

Total income	13,310	3,600	2,209	3,302	1,102	23,523

Insurance claims and benefits	(152)	(226)	–	(114)	–	(492)

Total income net of insurance claims	13,158	3,374	2,209	3,188	1,102	23,031

Percentage of total income net of insurance claims (%)	57%	15%	9%	14%	5%	100%

Total assets (by location of asset)	429,665	285,719	301,973	56,117	154,109	1,227,583

Percentage of total assets (%)	35%	23%	25%	4%	13%	100%

Capital expenditure (by location of asset) [a]	894	303	789	225	88	2,299

Year ended 31st December 2006	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m

Total income	12,503	3,063	2,840	2,897	928	22,231

Insurance claims and benefits	(288)	(181)	–	(106)	–	(575)

Total income net of insurance claims	12,215	2,882	2,840	2,791	928	21,656

Percentage of total income net of insurance claims (%)	57%	13%	13%	13%	4%	100%

Total assets (by location of asset)	406,044	203,929	229,779	44,696	112,055	996,503

Percentage of total assets (%)	41%	20%	23%	5%	11%	100%

Capital expenditure (by location of asset) [a]	569	62	565	136	39	1,371

Note

a Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

Barclays Annual Report 2007	262

Barclays Bank PLC

Financial Data

	IFRS
Selected financial statistics	2007%	2006%	2005%	2004 [a] %

Attributable profit as a percentage of:
– average total assets	0.4	0.4	0.4	0.5
– average shareholders’ equity	16.3	20.2	17.4	21.3
Average shareholders’ equity as a percentage of average total assets	2.2	2.2	2.2	2.4

Selected income statement data	£m	£m	£m	£m

Interest income	25,308	21,805	17,232	13,880
Interest expense	(15,707)	(12,662)	(9,157)	(7,047)
Non-interest income	13,922	13,088	9,934	8,543
Operating expenses	(13,199)	(12,674)	(10,527)	(8,536)
Provisions – bad and doubtful debts	n/a	n/a	n/a	n/a
– contingent liabilities and commitments	n/a	n/a	n/a	n/a
Impairment charges	(2,795)	(2,154)	(1,571)	(1,093)
Share of post-tax results of associates and joint ventures	42	46	45	56
Profit on disposal of subsidiaries, associates and joint ventures	28	323	–	45
Exceptional items	n/a	n/a	n/a	n/a
Profit before tax	7,107	7,197	5,311	4,589
Attributable profit	4,749	4,914	3,695	3,263

Selected balance sheet data	£m	£m	£m	£m

Total shareholders’ equity	31,821	27,106	24,243	16,849
Subordinated liabilities	18,150	13,786	12,463	12,277
Deposits from banks, customer accounts and debt securities in issue	506,623	447,453	417,139	412,358
Loans and advances to banks and customers	385,518	313,226	300,001	343,041
Total assets	1,227,583	996,503	924,170	538,300

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

263	Barclays Annual Report 2007

Barclays Bank PLC

Financial Data

Ratio of earnings to fixed charges – Barclays Bank PLC

	2007	2006	2005	2004	[a]
	(in £m except for ratios)

Ratio of earnings to fixed charges
IFRS: Fixed charges
Interest expense	37,903	30,385	20,965	14,464
Rental expense	161	137	126	93

Total fixed charges	38,064	30,522	21,091	14,557

Earnings
Income before taxes and minority interests	7,107	7,197	5,311	4,589
Less: Unremitted pre-tax income of associated companies and joint ventures	(45)	(41)	(28)	(51)
	7,062	7,156	5,283	4,538
Fixed charges	38,064	30,522	21,091	14,557

Total earnings including fixed charges	45,126	37,678	26,374	19,095

Ratio of earnings to fixed charges	1.19	1.23	1.25	1.31

Ratio of earnings to fixed charges and preference shares – Barclays Bank PLC

	2007	2006	2005	2004	[a]
	(in £m except for ratios)

Combined fixed charges, preference share dividends and similar appropriations
IFRS:
Interest expense	37,903	30,385	20,965	14,464
Rental expense	161	137	126	93

Fixed charges	38,064	30,522	21,091	14,557
Preference share dividends and similar appropriations	345	395	304	3

Total fixed charges	38,409	30,917	21,395	14,560

Earnings
Income before taxes and minority interests	7,107	7,197	5,311	4,589
Less: Unremitted pre-tax (income)/loss of associated companies and joint ventures	(45)	(41)	(28)	(51)
	7,062	7,156	5,283	4,538
Fixed charges	38,409	30,917	21,091	14,557

Total earnings including fixed charges	45,471	38,073	26,374	19,095

Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.18	1.23	1.23	1.31

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2007	264

SEC FORM 20-F Other Information

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pounds Sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in Pounds Sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate), were:

	(US Dollars per Pound Sterling)
	February	January	December	November	October	September
		2008			2007
High	1.9923	1.9895	2.0658	2.1104	2.0777	2.0389
Low	1.9404	1.9515	1.9774	2.0478	2.0279	1.992

For the years indicated, the average of the noon buying rates on the last day of each month were:

	(US Dollars per Pound Sterling)
	2007	2006	2005	2004	2003

Average	2.00	1.86	1.81	1.84	1.64

On March 18, 2008, the noon buying rate in New York City for cable transfers in Pound Sterling was $2.0216.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

265	Barclays Annual Report 2007

Glossary

Term used in Annual Report	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Attributable profit	Net income

Called up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Loans and advances	Lendings

Loan capital	Long-term debt

Net asset value	Book value

Profit	Income

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-up capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Write-offs	Charge-offs

Barclays Annual Report 2007	266

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2007	2006	2005	2004	2003
Interim	11.50	10.50	9.20	8.25	7.05
Final	22.50	20.50	17.40	15.75	13.45

Total	34.00	31.00	26.60	24.00	20.50

US Dollars per 25p ordinary share
	2007	2006	2005	2004	2003
Interim	0.23	0.20	0.16	0.15	0.12
Final	0.45	0.41	0.31	0.30	0.24

Total	0.68	0.61	0.47	0.45	0.36

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2007	2006	2005	2004	2003
Interim	0.93	0.80	0.65	0.60	0.48
Final	1.79	1.64	1.24	1.20	0.95

Total	2.72	2.44	1.89	1.80	1.43

Dividends expressed in Dollars are translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) for the days on which dividends are paid, except for the 2007 final dividend, payable in the UK on 25th April 2008, which is translated at the Noon Buying Rate applicable on 27th February 2008. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 9,996,000,000 ordinary shares of 25p each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2007, 6,600,181,801 ordinary shares and 875,000 staff shares were outstanding.

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1st August 1986 and the New York Stock Exchange (NYSE) with effect from 9th September 1986.

Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is The Bank of New York. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 838 ADR holders and 1,434 recorded holders of ordinary shares with US addresses at 31st December 2007, whose shareholdings represented approximately 3.94% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

Barclays Annual Report 2007	267

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$

2008
By month:
January	508.5	420.75	41.37	33.75
February	520.0	427.5	41.58	33.23

2007
By month:
July	738.5	681.0	60.35	54.93
August	712.5	589.0	57.75	46.61
September	639.0	580.0	51.47	47.10
October	665.5	580.0	54.48	47.30
November	571.5	474.5	47.23	39.86
December	569.0	499.0	46.90	39.90
By quarter:
First quarter	790.0	673.5	62.46	53.35
Second quarter	756.0	696.0	60.37	55.79
Third quarter	738.5	580.0	60.35	46.61
Fourth quarter	665.5	474.5	54.48	39.86

2006
Fourth quarter	737	676	61.52	51.02
Third quarter	680	586	51.75	42.90
Second quarter	701	588	51.03	43.20
First quarter	684	587.5	48.00	41.80
2007	790	474.5	62.46	39.86
2006	737	586	61.52	41.80
2005	615	520	47.00	37.16
2004	586	443	45.99	32.78
2003	527	311	36.57	20.30

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2007 [a]
	Shareholders			Shares held as a percentage of issued ordinary shares
	Number	Percentage of total holders	Number of shares held (millions)

Classification of shareholders
Personal holders	724,760	97.3	462.0	7.0
Banks and nominees	18,232	2.45	5,993.6	90.8
Other companies	1,810	0.25	144.19	2.18
Insurance companies	14	0.0	0.2	0.02
Pensions funds	16	0.0	0.019	0.0

Totals	744,832	100	6,600	100
Shareholding range
1-100	28,398	3.81	0.69	0.01
101-250	273,942	36.78	19.8	0.3
251-500	212,358	28.51	28.3	0.43
501-1,000	108,967	14.63	36.9	0.56
1,001-5,000	92,200	12.38	134.5	2.01
5,001-10,000	15,350	2.06	89.7	1.36
10,001-25,000	9,253	1.24	119.5	1.81
25,001-50,000	2,231	0.30	67.0	1.02
50,001 and over	2,133	0.29	6,104	92.5
Totals	744,832	100	6,600	100
United States holdings	1,434	0.16	2.27	0.034

Note

a	These figures include Barclays Sharestore members.

268	Barclays Annual Report 2007

Shareholder information

Memorandum and Articles of Association

The Company was incorporated in England on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was reregistered as Barclays PLC on 1st January 1985.

The objects of the Company are set out in full in clause 4 of its Memorandum of Association which provides, among other things, that the Company’s objects are to carry on business as an investment and holding company in all its aspects.

The Company may, by special resolution, amend its Articles of Association. The Company is proposing to adopt new Articles of Association at its annual general meeting in 2008, to update its Articles of Association for the operative provisions of the Companies Act 2006. A summary of the proposed changes may be found in the notice of annual general meeting that accompanies this report.

Directors

(i) The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.

(ii) Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £1,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii) No auditor or member of a firm of auditors of the Group of companies may be appointed a Director. A Director may hold any other office of the Company on such terms as the Board shall determine.

(iv) At each annual general meeting (‘AGM’) of the Company, one third of the Directors (rounded down) are required to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/her intention to propose a person for election.

(v) The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for re-election. He/she is not taken into account in determining the number of Directors retiring by rotation.

(vi) The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.

(vii) A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).

(viii) A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FSA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the

Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(a)	to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;

(c)	to indemnify a Director or provide him/her with a guarantee or security for any liability which he/she may incur in the performance of his/her duties or to obtain insurance against such a liability;

(d)	involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;

(e)	that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);

(f)	concerning any other company in which the Director is interested as an officer or creditor or shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company;

(g)	concerning any superannuation fund or retirement, death or disability benefits scheme under which a Director may benefit or any employees’ share scheme, so long as any such fund or scheme does not give additional advantages to the Director which are not granted to the employees who are in the fund or scheme; and

(h)	concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

(ix) A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of the Company or any other company in which the Company is interested.

(x) Subject to applicable legislation, the provisions described in sub-paragraphs (viii) and (ix) may be relaxed or suspended by an ordinary resolution of the Company.

(xi) A Director is required to hold an interest in ordinary shares having a nominal value of at least £500, which currently equates to 2,000 Ordinary Shares. A Director may act before acquiring those Ordinary Shares but must acquire the qualification Ordinary Shares within two months from his or her appointment. Where a Director is unable to acquire the requisite number of Ordinary Shares within that time owing to legislative, regulatory or share-dealing restrictions, he/she must acquire the Ordinary Shares as soon as reasonably practicable once the restriction(s) end.

(xii) The Board may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

Classes of share

The Company has two classes of shares, Ordinary Shares and Staff Shares, to which the provisions set out below apply:

(i) Dividends

Subject to the provisions of the Articles and applicable legislation, the Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by the Company’s financial position.

The profits which are resolved to be distributed in respect of any period are applied first in payment of a fixed dividend of 20% per annum on the Staff Shares and then in payment of dividends on the Ordinary Shares. No dividend will be declared on the Staff Shares unless a dividend is also paid on the Ordinary Shares in respect of that period. Any Staff Share held by anyone not an employee of Barclays or Barclays Bank (an ‘Employee’) will be treated as a Ordinary Share in respect of dividends, up to a maximum dividend of 6% for the year upon the amount paid up on that share.

All unclaimed dividends payable in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

The Board may (although it currently does not), with the approval of an ordinary resolution of the Company, offer shareholders the right to choose to receive an allotment of additional fully paid Ordinary Shares instead of cash in respect of all or part of any dividend.

Barclays Annual Report 2007	269

(ii) Voting

Every member who is present in person or represented at any general meeting of the Company and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present or represented has one vote for every share held. Any joint holder may vote in respect of jointly owned shares, but the vote of the senior holder (as determined by order in the share register) shall take precedence. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine.

If any member, or any other person appearing to be interested in any of the Company’s Ordinary Shares, is served with a notice under Section 793 of the Companies Act 2006 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that member shall not be entitled to attend or vote at any meeting of the Company.

The Board may further direct that if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by the Company until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified ‘approved transfers’). A direction ceases to have effect seven days after the Company has received the information requested, or when the Company is notified that an ‘approved transfer’ to a third party has occurred, or as the Board otherwise determines.

(iii) Transfers

Certificated shares shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. Transfers of uncertificated shares shall be made in accordance with the applicable regulations. The Board may make any arrangements to regulate and evidence the transfer of shares as they consider fit in accordance with applicable legislation and the rules of the FSA.

In order to transfer a Staff Share, the transferor must serve a notice on the Company (a ‘Transfer Notice’) indicating his/her wish to transfer such share at such sum as he/she specifies as the fair value (subject to a maximum amount determined in accordance with the Articles). The Staff Shares must be transferred at the specified fair value to such Employee as is willing to purchase it and who has been identified by the Board within 60 days of the Transfer Notice. If the Company has not found a person willing to purchase the share within 60 days of the Transfer Notice, the Staff Share may be freely transferred at any price (although the Board may decline to prepare or register the transfer). Such a procedure may also be initiated by the Board if a Staff Share is held by a non-Employee.

Registration of shares may be suspended, subject to applicable legislation, for such periods as the Board may determine (but for not more than 30 days in any calendar year).

The Board is not bound to register a transfer of partly paid shares, or fully paid shares in exceptional circumstances approved by the FSA. The Board may also decline to register an instrument of transfer of certificated shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of not more than four transferees (except in the case of executors or trustees of a member).

(iv) Return of Capital and Liquidation

In the event of any return of capital by reduction of capital or on liquidation, the Ordinary Shares and the Staff Shares rank equally in proportion to the amounts paid up or credited as paid up on the shares of each class, except that in the event of a winding up of the Company the holders of the Staff Shares are only entitled to participate in the surplus assets available for distribution up to the amount paid up on the Staff Shares plus 10% of such amount.

(v) Redemption and Purchase

Subject to applicable legislation and the rights of the other shareholders, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Company currently has no redeemable shares in issue.

The Company may purchase its own shares subject to the provisions of applicable legislation, the Articles and the approval of any class of convertible shares in issue (by extraordinary resolution or written consent of 75% of such class).

(vi) Calls on capital

The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred. Interest will be chargeable on any unpaid amount called at a rate determined by the Board (of not more than 20%).

If a member fails to pay any call in full (following notice from the Board that such failure will result in forfeiture of the relevant shares), such shares (including any dividends declared but not paid) may be forfeited by a resolution of the Board, and will become the property of the Company. Forfeiture shall not absolve a previous member for amounts payable by him/her (which may continue to accrue interest).

The Company also has a lien over all partly paid shares of the Company for all monies payable or called on that share and over the debts and liabilities of a member to the Company. If any monies which are the subject of the lien remain unpaid after a notice from the Board demanding payment, Barclays may sell such shares.

(vii) Variation of Rights

The rights attached to any class of shares may be varied with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them.

Annual and extraordinary general meetings

The Company is required to hold a general meeting each year as its AGM in addition to other meetings (called extraordinary general meetings) as the Directors think fit. The type of the meeting will be specified in the notice calling it. Under the Companies Act 1985, not more than 15 months may elapse between the date of one AGM and the next. Under the Companies Act 2006, the AGM must be held within six months of the financial year end. An extraordinary general meeting may be convened by the Board on requisition in accordance with the applicable legislation.

In the case of an AGM or a meeting for the passing of a special resolution (i.e. requiring the consent of a 75% majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must be in writing and must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted. A notice convening a meeting to pass an extraordinary or special resolution shall specify the intention to propose the resolution as such. The accidental omission to give notice of a general meeting or the non-receipt of such notice will not invalidate the proceedings at such meeting.

Subject as noted above, all shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case shareholders may be excluded from the specified place.

270	Barclays Annual Report 2007

Shareholder information

Limitations on foreign shareholders

There are no restrictions imposed by the Company’s Memorandum or Articles or (subject to the effect of any economic sanctions that may be in force from time to time) by English law which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or vote the Company’s Ordinary Shares.

Notices

A document or information may be sent by the Company in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient. A document or information may only be sent in electronic form to a person who has agreed to receive it in that form or, in the case of a company, who has been deemed to have so agreed pursuant to applicable legislation. A document or information may only be sent by being made available on a website if the recipient has agreed to receive it in that form or has been deemed to have so agreed pursuant to applicable legislation, and has not revoked that agreement.

In respect of joint holdings, documents or information shall be sent to the joint holder whose name stands first in the register.

A member who (having no registered address within the UK) has not supplied an address in the UK at which documents or information may be sent is not entitled to have documents or information sent to him/her.

Alteration of share capital

The Company may, by way of ordinary resolution:

–	increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

–	consolidate and divide all or any of its share capital into shares of a larger nominal amount;

–	subject to legislation, sub-divide all or part of its shares into shares of a smaller nominal amount and may decide by that resolution that the resulting shares have preference or other advantage or restrictions; and

–	cancel any shares which, at the date of the resolution, have not been subscribed or agreed to have been subscribed for and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may also, by special resolution, reduce its share capital or capital redemption reserve or any share premium account or other undistributable reserve in any manner authorised by legislation.

The Company may, by ordinary resolution, upon the recommendation of the Board capitalise all or any part of an amount standing to the credit of a reserve or fund to be set free for distribution provided that amounts from the share premium account, capital redemption reserve or any profits not available for distribution should be applied only in paying up unissued shares issued to members and no unrealised profits shall be applied in paying up debentures of the Company or any amount unpaid on any share in the capital of the Company.

Indemnity

Subject to applicable legislation, every current and former Barclays Director, other officer and auditor of Barclays shall be indemnified by Barclays against any liability incurred by him/her in the actual or purported exercise of, or in connection with, his/her duties and powers.

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

A US holder is a beneficial owner of shares or ADSs that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 27th February 2008 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s expected UK Budget in March 2008.

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

For purposes of the Treaty, the Estate and Gift Tax Convention between the United Kingdom and the United States, and the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying ordinary shares or preference shares, as the case may be. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.

Barclays Annual Report 2007	271

Taxation of UK holders

Taxation of dividends

In accordance with UK law, Barclays PLC and the Bank pay dividends on ordinary shares and preference shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

If the shareholder is a UK resident individual liable to income tax only at the basic rate or the lower rate, then there will be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher rate (currently 40%), there will be a further liability to tax. Higher rate taxpayers are taxable on dividend income at a special rate (currently 32.5%) against which can be offset a tax credit of one-ninth of the cash dividend received. Tax credits are not repayable to shareholders with no tax liability.

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

Taxation of capital gains

Where shares are disposed of by open market sale, a capital gain may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs, indexation relief (up to 5th April 1998) and taper relief (expected to be withdrawn for disposals after 5th April 2008). To arrive at the total base cost of any Barclays PLC shares held, the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date.

The calculations required to compute chargeable capital gains, particularly taper and indexation reliefs, may be complex. Capital gains may also arise from the gifting of shares to connected parties such as relatives (although not spouses or civil partners) and family trusts. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of Barclays PLC shares is required.

Stamp duty

Stamp duty or stamp duty reserve tax at the rate of 0.5% is normally payable on the purchase price of shares acquired.

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

A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received from Barclays or the Bank. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on a US holder’s circumstances, be either ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder.

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

272	Barclays Annual Report 2007

Shareholder information

Taxation of capital gains

Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Capital gain of a noncorporate US holder that is recognised in taxable years beginning before 1st January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Barclays Annual Report 2007	273

Shareholders enquiries

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

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055*

Email: questions@share-registers.co.uk

ADR Depositary:

The Bank of New York

PO Box 11258

Church Street Station

New York

NY 10286-1258

Tel: 1-888-BNY-ADRS (toll-free for US domestic callers)

or +1 212 815 3700

Email: shareowners@bankofny.com

*	Calls to this number are charged at 8p per minute if using a BT landline.
Call	charges may vary if using other telephone providers.

274	Barclays Annual Report 2007

Annual report 2007 index

Accountability and Audit	143	Corporate sustainability	59
Accounting		Credit risk	225
developments	158	Critical accounting estimates	48
policies	149	Currency of presentation	149
presentation	158	Currency risk	223
Acquisitions		Derivatives and other financial instruments
notes to the accounts	204	notes to the accounts	172
Allowance for impairment		Directors’ and officers’
notes to the accounts	238	biographies	112
risk management	104	emoluments	115
Annual General Meeting	116	interests	115
Annual Report and Accounts (approval)	160	notes to the accounts	211
Assets		Directors’ report	114
by class of business	248	Dividends	166
by geographical region	249	Earnings per share	171
other	175	Employees
Auditors		equality and diversity	115
reports	147	involvement	115
Available for sale investments	175	Events after the balance sheet date	212
Balance sheet		Fair values of financial instruments	244
average	54	Financial assets designated at fair value	171
consolidated	161	Financial Data
consolidated (Barclays Bank)	251	Barclays Bank PLC	263
Barclaycard		Barclays PLC	6
business analysis	18	Financial liabilities designated at fair value	181
business description	8, 17	Financial review	3
Barclays Bank PLC		Financial risks	218
consolidated accounts	250	Glossary	2
financial data	263	Goodwill	179
notes to the accounts	254	Head office functions and other operations
Barclays Capital		business analysis	32
business analysis	26	business description	9, 31
business description	9, 25	Impairment charges
Barclays Commercial Bank		notes to the accounts	168
business analysis	16	risk management	84
business description	8, 15	Income statement
Barclays Global Investors		consolidated	160
business analysis	28	consolidated (Barclays Bank)	251
business description	9, 27	Insurance assets and liabilities	182
BGI Equity Ownership Plan (EOP)	133	Insurance premiums and insurance claims and benefits	167
Barclays Wealth		Intangible assets	180
business analysis	30	Interest rate risk	220
business description	9, 29	Internal control	143
Capital adequacy data		International Retail and Commercial Banking
total assets and risk weighted assets	40	business analysis	20
capital management	42	business description	8, 19
capital ratios	43	International Retail and Commercial Banking
capital resources	44	– excluding Absa
Capital management	246	business analysis	22
Cash flow statement		business description	8, 21
consolidated	163
consolidated (Barclays Bank)	253
notes to the accounts	166
Competition and regulatory matters	202
Concentrations of credit risk	230
Contingent liabilities and commitments	200
Contractual obligations	46
Corporate governance
corporate governance report	117
attendance at board meetings	118

Barclays Annual Report 2007	275

International Retail and Commercial Banking		Results by nature of income and expense	33
– Absa		Risk factors	63
business analysis	22	Risk management
business description	8, 21	allowances for impairment	84
Investment in associates and joint ventures	178	capital and liquidity risk management	64
Leasing	203	credit risk management	63
Legal proceedings	201	disclosures about certain trading activities
Liabilities		including non-exchange contracts	90
other	181	governance structure	69
Liquidity risk	240	insurance risk	64
Loans and advances to banks		loans and advances to customers	98
interest rate sensitivity	98	management of operational risk and business risk	63
maturity analysis	98	market risk management	63
notes to the accounts	174	potential credit risk loans	82
Loans and advances to customers		risk responsibilities	218
interest rate sensitivity	98	statistical information	97
maturity analysis	101	taxation risk	64
notes to the accounts	174	Risk Tendency	66
Market risk	218	Risk weighted assets	246
Memorandum and Articles of Association	269	Securities borrowing, securities lending, repurchase and reverse repurchase agreements	175
Minority interests	200
Net fee and commission income		Securitisation	189
notes to the accounts	166	Segmental reporting
summary	34	by class of business	248
Net interest income		by geographical segments	249
notes to the accounts	166	Share-based payments	212
summary	32	Shareholder information	267
Off-balance sheet arrangements	51	Short-term borrowings	45
Operating expenses		Statement of recognised income and expense
administration and general expenses	36	consolidated	162
staff costs	37	consolidated (Barclays Bank)	252
summary	36	Subordinated liabilities	184
Ordinary shares and share premium		Supervision and regulation	110
called up	197	Taxation
Other entities	207	notes to the accounts	170
Other income		shareholder information	271
notes to the accounts	167	Total assets	40
summary	35	Trading portfolio	171
Parent company accounts (Barclays PLC)	164	Trust activities	157
Pensions		UK Banking
directors	136	business analysis	12
notes to the accounts	190	business description	8, 11
Principal subsidiaries	206	UK Retail Banking
Principal transactions		business analysis	14
notes to the accounts	167	business description	8, 13
summary	34
Potential credit risk loans	82
Presentation of information	146
Property, plant and equipment	181
Provisions	188
Recent developments	159
Related party transactions	208
Remuneration report
2007 annual remuneration	128
chairman and executive directors: beneficial shareholdings	137
Reserves	198
Results by business	10

276	Barclays Annual Report 2007

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 26, 2008	Barclays PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 26, 2008	Barclays Bank PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

Barclays Annual Report 2007	277

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC

1.2	Memorandum and Articles of Association of Barclays Bank PLC

2.1	Long term debt instruments

4.1	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.3	Rules of the Barclays PLC Approved Incentive Share Option Plans and Appendix relating to eligible employees resident in France (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.4	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.5	Service Contract – Naguib Kheraj (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.6	Service Contract and Subsequent Side Letter to Service Contract – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th , 2006)

4.7	Service Contract – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.8	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.9	Appointment Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.10	Appointment Letter and Subsequent Amendment to appoint as Deputy Chairman – Sir Nigel Rudd (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.11	Appointment Letter – Stephen Russell (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.12	Appointment Letter – Leigh Clifford (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.13	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.14	Appointment Letter – Dr Daniël Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.15	Appointment Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.16	Indemnity Letter – Matthew Barrett (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.17	Indemnity Letter – John Varley (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.18	Indemnity Letter – Naguib Kheraj (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.19	Indemnity Letter – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.20	Indemnity Letter – David Roberts (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.21	Indemnity Letter – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.22	Indemnity Letter – Sir Richard Broadbent (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.23	Indemnity Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.24	Indemnity Letter – Sir Nigel Rudd (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.25	Indemnity Letter – Stephen Russell (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.26	Indemnity Letter – Leigh Clifford (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.27	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.28	Indemnity Letter – Dr Daniël Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.29	Indemnity Letter – Robert Steel (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.30	Indemnity Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.31	Indemnity Letter – Sir David Arculus (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.32	Employment Contract and Assignment Agreement – Frederik Seegers (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.33	Appointment Letter – Marcus Agius (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.34	Contract of Employment – Christopher Lucas (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.35	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.36	Addendum to contract of employment between Barclays Bank plc and Gary Hoffman (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.37	Addendum to contract of employment between Barclays Bank plc and John Varley (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.38	Appointment Letter – David Booth

4.39	Appointment Letter – Sir Michael Rake

4.40	Appointment Letter – Patience Wheatcroft

4.41	Rules of the Barclays PLC Executive Share Award Scheme

4.42	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008)

4.43	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008)

7.1	Ratios of earnings under IFRS to fixed charges

7.2	Ratios of earnings under IFRS to combined fixed charges, preference share dividends and similar appropriations

8.1	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.