Form 20-F
period 2008-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2009-03-24
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file numbers	Barclays PLC	1-09246
	Barclays Bank PLC	1-10257

BARCLAYS PLC

BARCLAYS BANK PLC

(Exact Names of Registrants as Specified in their Charters)

ENGLAND

(Jurisdiction of Incorporation or Organization)

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

(Address of Principal Executive Offices)

PATRICK GONSALVES, +44 (0)20 7116 2901, PATRICK.GONSALVES@BARCLAYS.COM

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered
25p ordinary shares	New York Stock Exchange*
American Depository Shares, each representing four 25p ordinary shares	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered
7.4% Subordinated Notes 2009	New York Stock Exchange
Callable Floating Rate Notes 2035	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*
American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*
American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*
American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*
American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange
iPath® Dow Jones – AIG Grains total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Livestock Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Nickel Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Copper Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Energy Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Agriculture Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Natural Gas total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones – AIG Industrial Metals Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Softs Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Tin Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Coffee Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Cotton Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Sugar Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Precious Metals Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Platinum Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Cocoa Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Lead Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Dow Jones-AIG Aluminum Total Return Sub-IndexSM ETN	NYSE Arca
iPath® Global Carbon ETN	NYSE Arca
iPath® Dow Jones – AIG Commodity Index Total ReturnSM ETN	NYSE Arca
iPath® S&P GSCITM Crude Oil Total Return Index ETN	NYSE Arca
iPath® S&P GSCITM Total Return Index ETN	NYSE Arca
iPath® MSCI India IndexSM ETN	NYSE Arca
iPath® EUR/USD Exchange Rate ETN	NYSE Arca
iPath® GBP/USD Exchange Rate ETN	NYSE Arca
iPath® JPY/USD Exchange Rate ETN	NYSE Arca
iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca
iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca
iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca
iPath® Optimized Currency Carry ETN	NYSE Arca
Barclays GEMS IndexTM ETN	NYSE Arca
Barclays GEMS Asia 8 ETN	NYSE Arca
Barclays Asian and Gulf Currency Revaluation ETN	NYSE Arca
Barclays GEMS IndexTM ETN	American Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	8,371,830,617
Barclays Bank PLC	£1 ordinary shares	2,338,170,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	237,000,000
	$100 preference shares	100,000

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes  ☐    No  ☑

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrants: (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☑    No  ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Barclays PLC

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐

Barclays Bank PLC

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

*	Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑

Other  ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

Certain non-IFRS measures

In this document certain non-IFRS (International Financial Reporting Standards) measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Market and other data

This document contains information, including statistical data, about certain of Barclays markets and its competitive position. Except as otherwise indicated, this information is taken or derived from Datastream, Dealogic, Euroweek, Thompson Reuters, AMEX/NYSE weekly reports, European ETF reports and other external sources. Barclays cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as Barclays.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission (SEC).

SEC FORM 20-F CROSS REFERENCE INFORMATION

Form 20-F item number		Page and caption references in this document*
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	A. Selected financial data	2, 12, 304
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	57-61
4	Information on the Company
	A. History and development of the company	176, 234(Note 38)-239(Note 42), 244(Events after balance sheet date), 305
	B. Business overview	30, 135-136, 202-204(Note 14), 232(Note 36), 279-284 (Note 53)
	C. Organizational structure	238(Notes 40 and 41), 239(Note 42)
	D. Property, plants and equipment	210(Note 23), 233-224(Note 37)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating results	2-52, 135-136, 202-204(Note 14), 232(Note 36), 267(Note 48)
	B. Liquidity and capital resources	17, 91-92, 111-116, 193, 202-204(Note 14), 214-218(Note 27), 219(Note 29), 226-228(Note 31), 230-231(Note 34), 268-272(Note 49), 278(Note 52)
	C. Research and development, patents and licenses, etc.	Not applicable
	D. Trend information	11
	E. Off-balance sheet arrangements	25-26
	F. Tabular disclosure of contractual obligations	19
	G. Safe harbor	Inside front cover (Forward-looking statements)
6	Directors, Senior Management and Employees
	A. Directors and senior management	138-139
	B. Compensation	157-172, 220-226(Note 30), 240-243(Note 43)
	C. Board practices	138-139, 141-156, 165-166
	D. Employees	9-10, 55
	E. Share ownership	157-172, 243(Note 43)
7	Major Shareholders and Related Party Transactions
	A. Major shareholders	141, 176
	B. Related party transactions	240-243(Note 43)
	C. Interests of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	11, 140, 177-298, 305-306
	B. Significant changes	11, 189, 244(Note 44)
9	The Offer and Listing
	A. Offer and listing details	303
	B. Plan of distribution	Not applicable
	C. Markets	302
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	305-307
	C. Material contracts	142, 165-166, 227-228(Note 31)
	D. Exchange controls	239(Note 42), 309
	E. Taxation	307-309
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	309
	I. Subsidiary information	238(Note 40)
11	Quantitative and Qualitative Disclosures about Market Risk	56-134, 250(Note 46)-272(Note 49)
12	Description of Securities Other than Equity Securities	Not applicable
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures	174
	B. Management’s annual report on internal control over financial reporting	173
	C. Attestation report of the registered public accounting firm	177-178
	D. Changes in internal control over financial reporting	174
15T	Controls and Procedures	173-174, 177
16A	Audit Committee Financial Expert	149
16B	Code of Ethics	155
16C	Principal Accountant Fees and Services	142, 151(Non-Audit Services Policy), 198-199(Note 9)
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	227(Share repurchase)
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	143, 155
17	Financial Statements	Not applicable
18	Financial Statements	175-300
19	Exhibits	Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Financial review

Consolidated income statement

For the year ended 31st December
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m [a]
Net interest income	11,469	9,610	9,143	8,075	6,833
Net fee and commission income	8,407	7,708	7,177	5,705	4,847
Principal transactions	2,009	4,975	4,576	3,179	2,514
Net premiums from insurance contracts	1,090	1,011	1,060	872	1,042
Other income	377	188	214	147	131
Total income	23,352	23,492	22,170	17,978	15,367
Net claims and benefits incurred on insurance contracts	(237)	(492)	(575)	(645)	(1,259)
Total income net of insurance claims	23,115	23,000	21,595	17,333	14,108
Impairment charges and other credit provisions	(5,419)	(2,795)	(2,154)	(1,571)	(1,093)
Net income	17,696	20,205	19,441	15,762	13,015
Operating expenses	(14,366)	(13,199)	(12,674)	(10,527)	(8,536)
Share of post-tax results of associates and joint ventures	14	42	46	45	56
Profit before business acquisitions and disposals	3,344	7,048	6,813	5,280	4,535
Profit on disposal of subsidiaries, associates and joint ventures	327	28	323	–	45
Gains on acquisitions	2,406	–	–	–	–
Profit before tax	6,077	7,076	7,136	5,280	4,580
Tax	(790)	(1,981)	(1,941)	(1,439)	(1,279)
Profit after tax	5,287	5,095	5,195	3,841	3,301
Profit attributable to minority interests	905	678	624	394	47
Profit attributable to equity holders of the parent	4,382	4,417	4,571	3,447	3,254
	5,287	5,095	5,195	3,841	3,301

Selected financial statistics
Basic earnings per share	59.3p	68.9p	71.9p	54.4p	51.0p
Diluted earnings per share	57.5p	66.7p	69.8p	52.6p	49.8p
Dividends per ordinary share	11.5p	34.0p	31.0p	26.6p	24.0p
Dividend payout ratio	19.4%	49.3%	43.1%	48.9%	47.1%
Profit attributable to the equity holders of the parent as a percentage of:
average shareholders’ equity	16.5%	20.3%	24.7%	21.1%	21.7%
average total assets	0.2%	0.3%	0.4%	0.4%	0.5%
Cost: income ratio	62%	57%	59%	61%	61%
Average United States Dollar exchange rate used in preparing the accounts	1.86	2.00	1.84	1.82	1.83
Average Euro exchange rate used in preparing the accounts	1.26	1.46	1.47	1.46	1.47
Average Rand exchange rate used in preparing the accounts	15.17	14.11	12.47	11.57	11.83

The financial information above is extracted from the published accounts for the last three years. This information should be read together with, and is qualified by reference to, the accounts and notes included in this report.

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

2	Barclays Annual Report 2008

Financial review

Income statement commentary

Income statement

Barclays delivered profit before tax of £6,077m in 2008, a decline of 14% on 2007. The results included the following significant items:

–	gains on acquisitions of £2,406m, including £2,262m gain on acquisition of Lehman Brothers North American businesses

–	profit on disposal of Barclays Closed UK Life assurance business of £326m

–	gains on Visa IPO and sales of shares in MasterCard of £291m, distributed widely across the Group

–	gross credit market losses and impairment of £8,053m, or £4,957m net of related income and hedges of £1,433m and gains on own credit of £1,663m

Profit after tax increased 4% to £5,287m. This reflected an effective tax rate of 13% (2007: 28%) primarily due to the gain on the acquisition of Lehman Brothers North American businesses of £2,262m in part being offset by carried forward US tax losses attributable to Barclays businesses. Earnings per share were 59.3p (2007: 68.9p), a decline of 14% from 2007, reflecting the impact of share issuance during 2008 on the weighted average number of shares in issue.

Income grew 1% to £23,115m. Income in Global Retail and Commercial Banking increased 17% and was particularly strong in businesses outside of the UK to which we have directed significant resource. Income in Investment Banking and Investment Management was down 19%. Barclays Capital was affected by very challenging market conditions in 2008, with income falling by £1,888m (27%) on 2007, reflecting gross losses of £6,290m relating to credit market assets, partially offset by gains of £1,663m on the fair valuation of notes issued by Barclays

Capital due to widening of credit spreads and £1,433m in related income and hedges. Excluding credit market related losses, gains on own credit and related income and hedges, income in Barclays Capital increased 6%.

Impairment charges and other credit provisions of £5,419m increased 94% on the prior year. Impairment charges included £1,763m arising from US sub-prime mortgages and other credit market exposures. Other wholesale impairment charges increased significantly as corporate credit conditions turned sharply worse. In Barclays Capital increased charges also arose in prime services, corporate lending and private equity. In Barclays Commercial Bank, increased impairment charges reflected the UK economy moving into recession. In the UK there was a moderate increase in impairment in UK Retail Banking as a result of book growth and a deteriorating economic environment. UK mortgage impairment charges remained low. There was a lower charge in UK cards as net flows into delinquency and arrears levels reduced. Significant impairment growth in our Global Retail and Commercial Banking businesses outside the UK reflected very strong book growth in recent years, and maturation of those portfolios, together with deteriorating credit conditions and rising delinquency rates in the US, South Africa and Spain.

Operating expenses increased 9% to £14,366m. We continued to invest in our distribution network in the Global Retail and Commercial Banking businesses. Expenses fell in Barclays Capital due to lower performance related costs. Expenses in Barclays Global Investors included selective support of liquidity products of £263m (2007: £80m). Group gains from property disposals were £148m (2007: £267m). Head office reflects £101m due to the cost of the contribution to the UK Financial Services Compensation Scheme. Underlying cost growth was well controlled. The Group cost:income ratio deteriorated by five percentage points to 62%.

Barclays Annual Report 2008	3

Financial review

Income statement commentary

Net interest income

2008/07

Group net interest income increased 19% (£1,859m) to £11,469m (2007: £9,610m) reflecting balance sheet growth across the Global Retail and Commercial Banking businesses and in particular very strong growth internationally driven by expansion of the distribution network and entrance into new markets. An increase in net interest income was also seen in Barclays Capital due to strong results from global loans and money markets.

Group net interest income includes the impact of structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. The contribution of structural hedges relative to average base rates increased income by £117m (2007: £351m expense), largely due to the effect of the structural hedge on changes in interest rates.

2007/06

Group net interest income increased 5% (£467m) to £9,610m (2006: £9,143m) reflecting balance sheet growth across a number of businesses. The contribution of structural hedges relative to average base rates decreased to £351m expense (2006: £26m income), largely due to the effect of the structural hedge on changes in interest rates. Other interest expense principally includes interest on repurchase agreements and hedging activity.

Net interest income
	2008 £m	2007 £m	2006 £m
Cash and balances with central banks	174	145	91
Available for sale investments	2,355	2,580	2,811
Loans and advances to banks	1,267	1,416	903
Loans and advances to customers	23,754	19,559	16,290
Other	460	1,608	1,710
Interest income	28,010	25,308	21,805

Deposits from banks	(2,189)	(2,720)	(2,819)
Customer accounts	(6,697)	(4,110)	(3,076)
Debt securities in issue	(5,910)	(6,651)	(5,282)
Subordinated liabilities	(1,349)	(878)	(777)
Other	(396)	(1,339)	(708)
Interest expense	(16,541)	(15,698)	(12,662)
Net interest income	11,469	9,610	9,143

4	Barclays Annual Report 2008

Net fee and commission income

2008/07

Net fee and commission income increased 9% (£699m) to £8,407m (2007: £7,708m). Banking and credit related fees and commissions increased 13% (£845m) to £7,208m (2007: £6,363m), reflecting growth in Barclaycard International, increased fees from advisory and origination activities in Barclays Capital and increased foreign exchange, derivative and debt fees in Barclays Commercial Bank.

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

Net fee and commission income
	2008 £m	2007 £m	2006 £m
Brokerage fees	87	109	70
Investment management fees	1,616	1,787	1,535
Securities lending	389	241	185
Banking and credit related fees and commissions	7,208	6,363	6,031
Foreign exchange commission	189	178	184
Fee and commission income	9,489	8,678	8,005
Fee and commission expense	(1,082)	(970)	(828)
Net fee and commission income	8,407	7,708	7,177

Barclays Annual Report 2008	5

Financial review

Income statement commentary

Principal transactions

2008/07

Principal transactions decreased 60% (£2,966m) to £2,009m (2007: £4,975m).

Net trading income decreased 65% (£2,430m) to £1,329m (2007: £3,759m). The majority of the Group’s net trading income arises in Barclays Capital. Growth in the Rates related business reflected growth in fixed income, prime services, foreign exchange, commodities and emerging markets. The Credit related business included net losses from credit market dislocation partially offset by the benefits of widening credit spreads on structured notes issued by Barclays Capital.

Net investment income decreased 44% (£536m) to £680m (2007: £1,216m). The cumulative gain from disposal of available for sale assets decreased 62% (£348m) to £212m (2007: £560m) reflecting the lower profits realised on the sale of investments. The £212m gain in 2008 included the £47m gain from sale of shares in MasterCard.

The dividend income increased £170m to £196m (2007: £26m) reflecting the Visa IPO dividend received by GRCB – Western Europe, GRCB – Emerging Markets and Barclaycard in the current year. The GRCB – Absa gain on the Visa IPO of £47m has been recognised in other income.

Net gain from financial instruments designated at fair value decreased 89% (£260m) to £33m (2007: £293m), driven by the continued decrease in value of assets backing customer liabilities in Barclays Life Assurance; and fair value decreases of a number of investments reflecting the current market condition.

Other investment income decreased 29% (£98m) to £239m (2007: £337m) due to a number of non-recurring disposals in the prior year.

2007/06

Principal transactions increased 9% (£399m) to £4,975m (2006: £4,576m).

Net trading income increased 4% (£145m) to £3,759m (2006: £3,614m). The majority of the Group’s net trading income arose from Barclays Capital. Growth in the Rates related business reflected very strong performances in fixed income, commodities, foreign exchange, equity and prime services. The Credit related business included net losses from credit market turbulence and the benefits of widening credit spreads on structured notes issued by Barclays Capital.

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

Net premiums from insurance contracts

2008/07

Net premiums from insurance contracts increased 8% (£79m) to £1,090m (2007: £1,011m), primarily due to expansion in GRCB – Western Europe reflecting a full year’s impact of a range of insurance products launched in late 2007, partially offset by lower net premiums following the sale of the closed life assurance book.

2007/06

Net premiums from insurance contracts decreased 5% (£49m) to £1,011m (2006: £1,060m), primarily due to lower customer take up of loan protection insurance.

Other income

2008/07

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly, the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within other income. Other income in 2008 includes a £47m gain from the Visa IPO.

2007/06

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly, the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within other income. Other income in 2007 includes a loss on the part disposal of Monument credit card portfolio and gains on reinsurance transactions in 2007 and 2006.

Principal transactions
	2008 £m	2007 £m	2006 £m
Rates related business	4,751	4,162	2,848
Credit related business	(3,422)	(403)	766
Net trading income	1,329	3,759	3,614

Net gain from disposal of available for sale assets	212	560	307
Dividend income	196	26	15
Net gain from financial instruments designated at fair value	33	293	447
Other investment income	239	337	193
Net investment income	680	1,216	962
Principal transactions	2,009	4,975	4,576

Net premiums from insurance contracts
	2008 £m	2007 £m	2006 £m
Gross premiums from insurance contracts	1,138	1,062	1,108
Premiums ceded to reinsurers	(48)	(51)	(48)
Net premiums from insurance contracts	1,090	1,011	1,060

Other income
	2008 £m	2007 £m	2006 £m
(Decrease)/increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	(10,422)	5,592	7,417
Decrease/(increase) in liabilities to customers under investment contracts	10,422	(5,592)	(7,417)
Property rentals	73	53	55
Loss on part disposal of Monument credit card portfolio	–	(27)	–
Other	304	162	159
Other income	377	188	214

Net claims and benefits incurred on insurance contracts
	2008 £m	2007 £m	2006 £m
Gross claims and benefits incurred on insurance contracts	263	520	588
Reinsurers’ share of claims incurred	(26)	(28)	(13)
Net claims and benefits incurred on insurance contracts	237	492	575

6	Barclays Annual Report 2008

Net claims and benefits incurred on insurance contracts

2008/07

Net claims and benefits incurred under insurance contracts decreased 52% (£255m) to £237m (2007: £492m), principally due to a decrease in the value of unit linked insurance contracts in Barclays Wealth; explained by falls in equity markets and disposal of closed life business in October 2008. Partially offsetting these trends is the increase in contract liabilities associated with increased net premiums driven by the growth in GRCB – Western Europe.

2007/06

Net claims and benefits incurred under insurance contracts decreased 14% (£83m) to £492m (2006: £575m), principally reflecting lower investment gains attributable to customers in Barclays Wealth.

Impairment charges and other credit provisions

2008/07

Impairment charges in UK Retail Banking increased £43m to £602m (2007: £559m), reflecting growth in the book and deteriorating economic conditions. In UK Home Finance, whilst three month arrears increased from 0.63% to 0.91%, the quality of the book and conservative loan to value ratios meant that the impairment charges and amounts charged off remained low at £24m (2007: £3m release). Impairment charges in Consumer Lending increased 3%, reflecting the current economic environment and loan growth.

The impairment charge in Barclays Commercial Bank increased £122m to £414m (2007: £292m), primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter as the UK corporate credit environment deteriorated.

The impairment charge in Barclaycard increased £270m to £1,097m (2007: £827m), reflecting higher charges in Barclaycard International portfolios, particularly Barclaycard US which was driven by loan growth, rising delinquency due to deteriorating economic conditions and exchange rate movements; and £68m from the inclusion of Goldfish. These factors were partially offset by lower charges in UK Cards and secured consumer lending.

Impairment charges in GRCB – Western Europe increased £220m to £296m (2007: £76m), principally due to deteriorating economic trends and asset growth in Spain, where there were higher charges in the commercial portfolios as a consequence of the slowdown in the property and construction sectors. In addition, higher household indebtedness and rising unemployment has driven up delinquency and charge-offs in the personal sector.

Impairment charges in GRCB – Emerging Markets increased £127m to £166m (2007: £39m), reflecting: weakening credit conditions which adversely impacted delinquency trends in the majority of the retail portfolios; asset growth, particularly in India; and increased wholesale impairment in Africa.

Impairment charges in GRCB – Absa increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Barclays Capital impairment charges of £2,423m (2007: £846m) included a charge of £1,763m (2007: £782m) against ABS CDO Super Senior and other credit market positions. Further impairment charges of £241m were incurred in respect of available for sale assets and reverse repurchase agreements (2007: nil). Other impairment charges increased £355m to £419m (2007: £64m) and primarily related to charges in the private equity and other loans business.

The impairment charge in Barclays Wealth increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

The impairment charge In Head office functions and other operations increased £8m to £11m (2007: £3m), mainly reflecting losses on Floating Rate Notes held for hedging purposes. An additional £19m (2007: nil) of impairment charges were incurred on available for sale assets.

Impairment charges and other credit provisions
	2008 £m	2007 £m	2006 £m
Impairment charges on loans and advances
– New and increased impairment allowances	5,116	2,871	2,722
– Releases	(358)	(338)	(389)
– Recoveries	(174)	(227)	(259)
Impairment charges on loans and advances	4,584	2,306	2,074
Charge/(release) in respect of provision for undrawn contractually committed facilities and guarantees provided	329	476	(6)
Impairment charges on loans and advances and other credit provisions	4,913	2,782	2,068
Impairment charges on reverse repurchase agreements	124	–	–
Impairment on available for sale assets	382	13	86
Impairment charges and other credit provisions	5,419	2,795	2,154
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:
Impairment charges on loans and advances	1,218	300	–
Charges in respect of undrawn facilities and guarantees	299	469	–
Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,517	769	–
Impairment charges on reverse repurchase agreements	54	–	–
Impairment charges on available for sale assets	192	13	–
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,763	782	–

Barclays Annual Report 2008	7

Financial review

Income statement commentary

2007/06

Impairment charges in UK Retail Banking decreased by £76m to £559m (2006: £635m), reflecting lower charges in unsecured Consumer Lending and Local Business driven by improved collection processes, reduced flows into delinquency, lower arrears trends and stable charge-offs. In UK Home Finance, asset quality remained strong and mortgage charges remained negligible. Mortgage delinquencies as a percentage of outstandings remained stable and amounts charged off were low.

The impairment charge in Barclays Commercial Bank increased £39m to £292m (2006: £253m), primarily due to higher impairment charges in Larger Business, partially offset by a lower charge in Medium Business due to a tightening of the lending criteria.

Impairment charges in Barclaycard decreased £226m to £827m (2006: £1,053m), reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. Changes were made to impairment methodologies to standardise the approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by the increase in impairment charges in Barclaycard International and secured consumer lending.

Impairment charges in GRCB – Western Europe and GRCB – Emerging Markets rose by £47m to £115m (2006: £68m), reflecting very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007. Arrears in some of GRCB – Absa’s retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 resulting in pressure on collections.

Barclays Capital impairment charges and other credit provisions of £846m included a charge of £782m against ABS CDO Super Senior and other credit market exposures and £58m net of fees relating to drawn leveraged finance positions.

Operating expenses

2008/07

Operating expenses increased 9% (£1,167m) to £14,366m (2007: £13,199m).

Administrative expenses grew 30% (£1,175m) to £5,153m (2007: £3,978m), reflecting the impact of acquisitions (in particular Lehman Brothers North American businesses and Goldfish), fees associated with Group capital raisings, the cost of the Financial Services Compensation Scheme as well as continued investment in the Global Retail and Commercial Banking distribution network. In addition, Barclays Global Investors’ selective support of liquidity products increased to £263m in the year (2007: £80m).

Operating expenses were reduced by gains from the sale of property of £148m (2007: £267m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Retail Banking, Barclays Commercial Bank and GRCB – Western Europe.

Amortisation of intangible assets increased 56% (£105m) to £291m (2007: £186m), primarily related to intangible assets arising from the acquisition of Lehman Brothers North American businesses.

Goodwill impairment of £111m reflects the full write-down of £74m relating to EquiFirst, a US non-prime mortgage originator and a partial write-down of £37m relating to FirstPlus following its closure to new business in August 2008.

2007/06

Operating expenses grew 4% (£525m) to £13,199m (2006: £12,674m). The increase was driven by growth of 3% (£236m) in staff costs to £8,405m (2006: £8,169m) and lower gains on property disposals.

Administrative expenses remained flat at £3,978m (2006: £3,980m), reflecting good cost control across all businesses.

Operating lease rentals increased 20% (£69m) to £414m (2006: £345m), primarily due to increased property held under operating leases.

Operating expenses
	2008 £m	2007 £m	2006 £m
Staff costs	7,779	8,405	8,169
Administrative expenses	5,153	3,978	3,980
Depreciation	630	467	455
Impairment charges/(releases)
– property and equipment	33	2	14
– intangible assets	(3)	14	7
– goodwill	111	–	–
Operating lease rentals	520	414	345
Gain on property disposals	(148)	(267)	(432)
Amortisation of intangible assets	291	186	136
Operating expenses	14,366	13,199	12,674

8	Barclays Annual Report 2008

Operating expenses were reduced by gains from the sale of property of £267m (2006: £432m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Retail Banking.

Amortisation of intangible assets increased 37% (£50m) to £186m (2006: £136m), primarily reflecting the amortisation of mortgage servicing rights relating to the acquisition of HomEq in November 2006.

Staff costs

2008/07

Staff costs decreased 7% (£626m) to £7,779m (2007: £8,405m). Salaries and accrued incentive payments fell overall by 10% (£720m) to £6,273m (2007: £6,993m), after absorbing increases of £718m relating to in year hiring and staff from acquisitions. Performance related costs were 48% lower, driven mainly by Barclays Capital.

Defined benefit plans pension costs decreased 41% (£61m) to £89m (2007: £150m). This was due to recognition of actuarial gains, higher expected return on assets and reduction in past service costs partially offset by higher interest costs and reduction in curtailment credit.

2007/06

Staff costs increased 3% (£236m) to £8,405m (2006: £8,169m). Salaries and accrued incentive payments rose 5% (£358m) to £6,993m (2006: £6,635m), reflecting increased permanent and fixed term staff worldwide. Defined benefit plans pension costs decreased 47% (£132m) to £150m (2006: £282m). This was mainly due to lower service costs.

Staff numbers

2008/07

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed-term contract staff comprised 60,700 (2007: 61,900) in the UK and 95,600 (2007: 73,000) internationally.

UK Retail Banking staff numbers decreased 300 to 30,400 (2007: 30,700). Barclays Commercial Bank staff numbers increased 600 to 9,800 (2007: 9,200), reflecting investment in product expertise, sales and risk capability and associated support areas. Barclaycard staff numbers increased 700 to 9,600 (2007: 8,900), primarily due to the transfer of staff into Absacard as a result of the acquisition of a majority stake in the South African Woolworth Financial Services business in October 2008. GRCB – Western Europe staff numbers increased 2,100 to 10,900 (2007: 8,800), reflecting expansion of the retail distribution network. GRCB – Emerging Markets staff numbers increased 8,800 to 22,700 (2007: 13,900), driven by expansion into new markets and continued investment in distribution in existing countries. GRCB – Absa staff numbers increased 1,000 to 36,800 (2007: 35,800), reflecting continued growth in the business and investment in collections capacity.

Barclays Capital staff numbers increased 6,900 to 23,100 (2007: 16,200), due principally to the acquisition of Lehman Brothers North American businesses. Barclays Global Investors staff numbers increased 300 to 3,700 (2007: 3,400). Staff numbers increased primarily in the iShares business due to continued expansion in the global ETF franchise. Barclays Wealth staff numbers increased 1,000 to 7,900 (2007: 6,900), principally due to the acquisition of the Lehman Brothers North American businesses.

2007/06

Total Group permanent and fixed term contract staff comprised 61,900 (2006: 62,400) in the UK and 73,000 (2006: 60,200) internationally.

Staff costs
	2008 £m	2007 £m	2006 £m
Salaries and accrued incentive payments	6,273	6,993	6,635
Social security costs	464	508	502
Pension costs
– defined contribution plans	237	141	128
– defined benefit plans	89	150	282
Other post retirement benefits	1	10	30
Other	715	603	592
Staff costs	7,779	8,405	8,169

Staff numbers
	2008	2007	2006
UK Retail Banking	30,400	30,700	34,500
Barclays Commercial Bank	9,800	9,200	8,100
Barclaycard	9,600	8,900	9,100
GRCB – Western Europe	10,900	8,800	6,600
GRCB – Emerging Markets	22,700	13,900	7,600
GRCB – Absa	36,800	35,800	33,000
Barclays Capital	23,100	16,200	13,200
Barclays Global Investors	3,700	3,400	2,700
Barclays Wealth	7,900	6,900	6,600
Head office functions and other operations	1,400	1,100	1,200
Total Group permanent and fixed-term contract staff worldwide	156,300	134,900	122,600

Barclays Annual Report 2008	9

Financial review

Income statement commentary

UK Retail Banking headcount decreased 3,800 to 30,700 (2006: 34,500), due to efficiency initiatives in back-office operations and the transfer of operations personnel to Barclays Commercial Bank. Barclays Commercial Bank headcount increased 1,100 to 9,200 (2006: 8,100) due to the transfer of operations personnel from UK Retail Banking and additional investment in front line staff to drive improved geographical coverage. Barclaycard staff numbers decreased 200 to 8,900 (2006: 9,100), due to efficiency initiatives implemented across the UK operation and the sale of part of the Monument card portfolio, partially offset by an increase in the International cards businesses. GRCB – Western Europe staff numbers increased 2,200 to 8,800 (2006: 6,600) and GRCB – Emerging Markets staff numbers increased 6,300 to 13,900 (2006: 7,600) due to growth in the distribution network. GRCB – Absa staff numbers increased 2,800 to 35,800 (2006: 33,000) reflecting growth in the business and distribution network.

Barclays Capital staff numbers increased 3,000 to 16,200 (2006: 13,200) including 800 from the acquisition of EquiFirst. This reflected further investment in the front office, systems development and control functions to support continued business expansion. The majority of organic growth was in Asia Pacific. Barclays Global Investors staff numbers increased 700 to 3,400 (2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth. Barclays Wealth staff numbers increased 300 to 6,900 (2006: 6,600) principally due to the acquisition of Walbrook and increased client- facing professionals.

Share of post-tax results of associates and joint ventures

2008/07

The overall share of post-tax results of associates and joint ventures decreased £28m to £14m (2007: £42m).The share of results from associates decreased £11m mainly due to reduced contribution from private equity associates. The share of results from joint ventures decreased £17m mainly due to reduced contribution from Barclays Capital joint ventures.

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

Profit on disposal of subsidiaries, associates and joint ventures

2008/07

On 31st October 2008 Barclays completed the sale of Barclays Life Assurance Company Ltd to Swiss Reinsurance Company for a net consideration of £729m leading to a net profit on disposal of £326m.

2007/06

The profit on disposal in 2007 related mainly to the disposal of the Group’s shareholdings in Gabetti Property Solutions (£8m) and Intelenet Global Services (£13m).

Share of post-tax results of associates and joint ventures
	2008 £m	2007 £m	2006 £m
Profit from associates	22	33	53
(Loss)/profit from joint ventures	(8)	9	(7)
Share of post-tax results of associates and joint ventures	14	42	46

Profit on disposal of subsidiaries, associates and joint ventures
	2008 £m	2007 £m	2006 £m
Profit on disposal of subsidiaries, associates and joint ventures	327	28	323

10	Barclays Annual Report 2008

Gains on acquisitions

2008/07

The gains on acquisitions in 2008 relate to the acquisition of Lehman Brothers North American businesses (£2,262m) on 22nd September 2008, Goldfish credit card UK business (£92m) on 31st March 2008 and Macquarie Bank Limited Italian residential mortgage business (£52m) on 6th November 2008.

Tax

The overall tax charge is explained in the table below.

2008/07

The effective rate of tax for 2008, based on profit before tax, was 13% (2007: 28%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition. Under IFRS the gain on acquisition of £2,262m is calculated net of deferred tax liabilities included in the acquisition balance sheet and is thus not subject to further tax in calculating the tax charge for the year. Furthermore, Barclays has tax losses previously unrecognised as a deferred tax asset but capable of sheltering part of this deferred tax liability. This gives rise to a tax benefit of £492m which, in accordance with IAS 12, is included as a credit within the tax charge for the year. The effective rate has been adversely impacted by the effect of the fall in the Barclays share price on the deferred tax asset recognised on share awards. In common with prior years there have been offsetting adjustments relating to different overseas tax rates, disallowable expenditure and non-taxable gains and income.

2007/06

The tax charge for the period was based on a UK corporation tax rate of 30% (2006: 30%). The effective rate of tax for 2007, based on profit before tax, was 28% (2006: 27%). The effective tax rate differed from 30% as it took account of the different tax rates applied to profits earned outside the UK, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK rate of corporation tax from 30% to 28% on 1st April 2008 led to an additional tax charge in 2007 as a result of its effect on the Group’s net deferred tax asset. The effective tax rate for 2007 was higher than the 2006 rate, principally because there was a higher level of profit on disposals of subsidiaries, associates and joint ventures offset by losses or exemptions in 2006.

Gains on acquisitions
	2008 £m	2007 £m	2006 £m
Gains on acquisitions	2,406	–	–

Tax
	2008 £m	2007 £m	2006 £m
Profit before tax	6,077	7,076	7,136
Tax charge at average UK corporation tax rate of 28.5% (2007: 30%, 2006: 30%)	1,732	2,123	2,141
Prior year adjustments	(176)	(37)	24
Differing overseas tax rates	215	(77)	(17)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(833)	(136)	(393)
Share-based payments	229	72	27
Deferred tax assets not previously recognised	(514)	(158)	(4)
Change in tax rates	(1)	24	4
Other non-allowable expenses	138	170	159
Overall tax charge	790	1,981	1,941
Effective tax rate	13%	28%	27%

2009 Strategic Framework

Our framework for moving the strategy forward in 2009 has the following features:

–

Responsible corporate citizenship. Governments in the UK and elsewhere have taken significant steps to address the impacts of the financial crisis and recession, and we must work with the authorities and, of course, with our customers, to deal with the crisis in a way which is consistent with our obligations to shareholders.

–

We have committed to recommencing dividend payments during the second half of 2009. Thereafter, and as previously announced, dividend payments will be made on a quarterly basis. We will set out our dividend policy at the Annual General Meeting in April.

–

We must ensure that our capital position is robust and our balance sheet well-managed. We set out within the Financial Review our approach to managing leverage in the balance sheet, and our expectations for capital ratios. For 2009, returns will rank ahead of growth.

–

To create good returns at this time, we must preserve strategic and operational choice. As conditions remain very difficult in 2009, we expect that there will be considerable value at stake for our shareholders in decisions that we take relating to resource utilisation, capital allocation and risk management. Our objective over time is to ensure that the cost of the capital we raised last November is covered many times over by the benefits of pursuing our strategy.

–

We must deliver solid profitability notwithstanding the global downturn. Our diversified income streams have served us well in recent years and have enabled us to absorb substantial costs from the financial crisis. We expect them to continue to do so.

–

We will seek to manage the composition of our profits, and capital allocation, to ensure that we optimise returns from our universal banking business model. What does this mean? It is clear to us that in the future there will be more capital in the banking system, and less leverage, particularly in capital markets businesses. This will be true at Barclays too, and will govern our approach to capital allocation and expected returns. We expect to see balance sheet utilisation by Barclays Capital fall over time, which will help us to deliver strengthening returns. We believe that the businesses that we have built from the integration of Lehman Brothers North American businesses and Barclays Capital will help in this regard, since the capital intensity of the advisory businesses in M&A and of the flow businesses in fixed income, currencies, equities and credit will be lower, once we have managed down our credit market exposures.

Outlook

We expect 2009 to be another challenging year with continuing downturns or recessions in many of the economies in which we are represented. In 2008 our profits were reduced by the impacts of substantial gross credit market losses. In 2009, we expect the impact of such credit market losses to be lower. Whilst we are confident in the relative quality of our major books of assets, we also expect the recessionary environments in the UK, Spain, South Africa and the US to increase the loan loss rates on our loans and advances.

Governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders in response to the emerging recession, including reducing official interest rates. The low interest rate environment will have the impact of substantially reducing the spread generated on our retail and commercial banking deposits, particularly in the UK, but we expect the combined impact of these government measures to be positive for the economy in time.

2009 Trading

Customer and client activity levels were high in the first month of 2009, and we have had a good start to the year. In particular, the operating performance of Barclays Capital, benefiting from the now complete integration of the Lehman Brothers North American businesses, was extremely strong. The trends that lie behind the strong operating performance in Global Retail and Commercial Banking in 2008 were again observable in its performance in January.

Recent Developments

As reported in note 35 of the financial statements, in March 2007 the United States Court of Appeals for the Fifth Circuit issued a decision that the Newby litigation relating to Enron could not proceed against Barclays as a class action because the plaintiffs had not alleged a proper claim against Barclays. On 5th March 2009, the District Court granted summary judgment in Barclays favour on plaintiffs’ claims against Barclays. The District Court also denied plaintiffs’ request to amend the complaint to assert revised claims against Barclays on behalf of the putative class. Plaintiffs’ time in which to file an appeal regarding the District Court’s 5th March 2009 decision has not yet expired. For further information on the Newby litigation, see note 35 of the financial statements.

Barclays Annual Report 2008	11

Financial review

Consolidated balance sheet

As at 31st December

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m [a]
Assets
Cash and other short-term funds	31,714	7,637	9,753	5,807	3,525
Treasury bills and other eligible bills	n/a	n/a	n/a	n/a	6,658
Trading portfolio and financial assets designated at fair value	306,836	341,171	292,464	251,820	n/a
Derivative financial instruments	984,802	248,088	138,353	136,823	n/a
Debt securities and equity securities	n/a	n/a	n/a	n/a	141,710
Loans and advances to banks	47,707	40,120	30,926	31,105	80,632
Loans and advances to customers	461,815	345,398	282,300	268,896	262,409
Available for sale financial investments	64,976	43,072	51,703	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	130,354	183,075	174,090	160,398	n/a
Other assets	24,776	18,800	17,198	16,011	43,247
Total assets	2,052,980	1,227,361	996,787	924,357	538,181
Liabilities
Deposits and items in the course of collection due to banks	116,545	92,338	81,783	77,468	112,229
Customer accounts	335,505	294,987	256,754	238,684	217,492
Trading portfolio and financial liabilities designated at fair value	136,366	139,891	125,861	104,949	n/a
Liabilities to customers under investment contracts	69,183	92,639	84,637	85,201	n/a
Derivative financial instruments	968,072	248,288	140,697	137,971	n/a
Debt securities in issue	149,567	120,228	111,137	103,328	83,842
Repurchase agreements and cash collateral on securities lent	182,285	169,429	136,956	121,178	n/a
Insurance contract liabilities, including unit-linked liabilities	2,152	3,903	3,878	3,767	8,377
Subordinated liabilities	29,842	18,150	13,786	12,463	12,277
Other liabilities	16,052	15,032	13,908	14,918	87,200
Total liabilities	2,005,569	1,194,885	969,397	899,927	521,417
Shareholders’ equity
Shareholders’ equity excluding minority interests	36,618	23,291	19,799	17,426	15,870
Minority interests	10,793	9,185	7,591	7,004	894
Total shareholders’ equity	47,411	32,476	27,390	24,430	16,764
Total liabilities and shareholders’ equity	2,052,980	1,227,361	996,787	924,357	538,181

Risk weighted assets and capital ratios [b]
Risk weighted assets	433,302	353,878	297,833	269,148	218,601
Tier 1 ratio	8.6%	7.6%	7.7%	7.0%	7.6%
Risk asset ratio	13.6%	11.2%	11.7%	11.3%	11.5%

Selected financial and other statistics
Net asset value per ordinary share	437p	353p	303p	269p	246p
Number of ordinary shares of Barclays PLC (in millions)	8,372	6,601	6,535	6,490	6,454
Year-end United States Dollar exchange rate used in preparing the accounts	1.46	2.00	1.96	1.72	1.92
Year-end Euro exchange rate used in preparing the accounts	1.04	1.36	1.49	1.46	1.41
Year-end Rand exchange rate used in preparing the accounts	13.74	13.64	13.71	10.87	10.86

The financial information above is extracted from the published accounts for the last three years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Risk weighted assets and capital ratios for 2006, 2005 and 2004 are calculated on a Basel I basis. Risk weighted assets and capital ratios for 2008 and 2007 are calculated on a Basel II basis. Capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the Financial Services Authority (FSA). As at 1st January 2005 the Tier 1 ratio was 7.1% and the risk asset ratio was 11.8% reflecting the impact of IFRS including the adoption of IAS 32, IAS 39 and IFRS 4.

12	Barclays Annual Report 2008

Financial review

Balance sheet commentary

Balance sheet

Total assets increased £826bn to £2,053bn in 2008. Of this increase, £737bn was attributable to an increase in derivative assets and £124bn was attributable to increased loans and advances. All other assets declined by £35bn.

Shareholders’ equity

Shareholders’ equity, excluding minority interests increased, nearly 57% from £23bn at the end of 2007 to £37bn at the end of 2008. The main drivers for this were: equity issuances in July and September of £5.0bn; equity impact of issuing Mandatorily Convertible Notes and Warrants of £4.4bn; and after-tax profits of £5.3bn. Other reserves increased £1.6bn and we paid dividends of £2.3bn.

Capital management

At 31st December 2008, on a Basel II basis the equity Tier 1 ratio was 6.7% and the Tier 1 ratio was 9.7%, both stated on a basis to reflect conversion into ordinary shares of the Mandatorily Convertible Notes and inclusion of all innovative Tier 1 capital. Capital ratios reflect a 22% increase in risk weighted assets to £433bn during the year. This was driven by the combined impacts on risk weighted assets of the weakening of Sterling and the pro-cyclical effects of the International Basel Accord as well as lending growth in 2008. The capital ratios reflect this risk weighted asset growth and benefited from the significant increases in our capital over the course of 2008. The pro forma ratios significantly exceed the minimum levels established by the UK Financial Services Authority.

On 19th January 2009 the UK government announced, amongst other measures, an asset protection scheme under which banks may insure certain assets on their balance sheet. We are working with the Tripartite Authorities (Her Majesty’s Treasury, Bank of England and the

UK Financial Services Authority) to determine the terms on which, and the extent to which, we would wish to participate in the scheme. The procuring of such insurance could have the effect of reducing risk weighted assets. The UK Financial Services Authority also announced on 19th January 2009 a programme of work to reduce significantly the requirement for additional capital raising from the pro-cyclical effects of the International Basel Accord.

We expect a single digit percentage rate of risk weighted asset growth in 2009.

We expect to maintain the equity Tier 1 ratio and Tier 1 ratio at levels which significantly exceed the minimum requirements of the UK Financial Services Authority for the duration of the current period of financial and economic stress.

Foreign Currency Translation

Assets and risk weighted assets were affected by the decline in value of Sterling relative to other currencies during 2008, particularly in the last two months of the year. Over the course of the year, Sterling depreciated by 37% relative to the US Dollar and 31% relative to the Euro. We estimate that currency movements contributed £60bn to risk weighted assets.

Our hedging strategy in respect of net investments in foreign currencies is designed to mitigate against the impact of such movements on our capital ratios. In this regard, equity and Tier 1 capital ratios are hedged to approximately 75%, 30% and 100% of the movements in US Dollar, Euro and South African Rand respectively against Sterling.

The currency translation reserve increased by £3.1bn year on year. This reflected foreign exchange movements in foreign currency net investments which are largely economically hedged through preference share capital (denominated in US Dollars and Euros) that is not revalued for accounting purposes.

Barclays Annual Report 2008	13

Financial review

Balance sheet commentary

Total assets and risk weighted assetsa

2008/07

Total assets increased 67% to £2,053.0bn (2007: £1,227.4bn). Risk weighted assets increased 22% to £433.3bn (2007: £353.9bn).

UK Retail Banking total assets increased 15% to £101.4bn (31st December 2007: £88.5bn) driven by growth in mortgage balances. Risk weighted assets decreased 3% to £30.5bn (31st December 2007: £31.5bn) as lending growth mainly in high quality, low risk mortgages was more than offset in capital terms by active risk management.

Barclays Commercial Bank total assets grew 13% to £84.0bn (31st December 2007: £74.6bn) driven by higher loans and advances. Risk weighted assets increased 11% to £63.1bn (31st December 2007: £57.0bn). This was slightly lower than asset growth, reflecting a relative increase in lower risk portfolios.

Barclaycard total assets increased 40% to £30.9bn (31st December 2007: £22.1bn) reflecting increases in International assets, the acquisition of Goldfish and the appreciation of the Euro and US Dollar against Sterling. Risk weighted assets increased 35% to £27.3bn (31st December 2007: £20.2bn), driven by acquisitions, the redemption of securitisation deals and exposure growth predominantly in the US.

GRCB – Western Europe total assets grew 48% to £64.7bn (31st December 2007: £43.7bn) reflecting growth in retail mortgages, unsecured lending, commercial lending and a 31% appreciation over the year in the value of the Euro against Sterling. Risk weighted assets increased 46% to £36.5bn (31st December 2007: £25.0bn), primarily reflecting underlying lending growth and the appreciation of the Euro.

GRCB – Emerging Markets total assets grew 60% to £14.7bn (31st December 2007: £9.2bn) reflecting increases in retail and commercial lending combined with the impact of Sterling depreciation. Risk weighted assets increased 44% to £15.1bn (31st December 2007: £10.5bn), reflecting portfolio growth.

GRCB – Absa total assets increased 11% to £40.4bn (31st December 2007: £36.4bn) reflecting broad based asset growth. Risk weighted assets increased 6% to £18.8bn (31st December 2007: £17.8bn), reflecting balance sheet growth.

Barclays Capital total assets increased 94% (£789.2bn) to £1,629.1bn (31st December 2007: £839.9bn) due to an increase in derivative assets of £736.7bn, predominantly driven by significant volatility and movements in yield curves during the year, together with a substantial depreciation in Sterling against most major currencies. Risk weighted assets increased 28% to £227.4bn (31st December 2007: £178.2bn). This was driven by the depreciation in Sterling against the US Dollar and Euro, and an increase in market volatility.

Barclays Global Investors total assets decreased 20% to £71.3bn (31st December 2007: £89.2bn), mainly attributable to adverse market movements in certain asset management products recognised as investment contracts. Risk weighted assets decreased 11% to £3.9bn (31st December 2007: £4.4bn) mainly attributed to changes in the asset class mix, partially offset by the weakening of Sterling against other currencies.

Barclays Wealth total assets decreased 27% to £13.3bn (31st December 2007: £18.2bn) reflecting the sale of the closed life assurance business partially offset by strong growth in lending to high net worth and intermediary clients. Risk weighted assets increased 26% to £10.3bn (31st December 2007: £8.2bn) reflecting strong growth in lending.

Head office functions and other operations total assets decreased 46% to £3.1bn (31st December 2007: £5.7bn). Risk weighted assets decreased 64% to £0.4bn (31st December 2007: £1.1bn). The decrease in the year was mainly attributable to the increased netting of Group deferred tax assets and liabilities.

Total assets by business

	2008	2007	2006
	£m	£m	£m
UK Retail Banking	101,384	88,477	81,693
Barclays Commercial Bank	84,029	74,566	66,224
Barclaycard	30,925	22,121	20,033
GRCB – Western Europe	64,732	43,702	33,487
GRCB – Emerging Markets	14,653	9,188	5,219
GRCB – Absa	40,391	36,368	29,575
Barclays Capital	1,629,117	839,850	657,922
Barclays Global Investors	71,340	89,218	80,515
Barclays Wealth	13,263	18,188	15,023
Head office functions and other operations	3,146	5,683	7,096
Total assets	2,052,980	1,227,361	996,787

Risk weighted assets by business

	2008 [b]	2007 [b]	2007	2006
	Basel II	Basel II	Basel I	Basel I
	£m	£m	£m	£m
UK Retail Banking	30,491	31,463	46,059	43,020
Barclays Commercial
Bank	63,081	57,040	54,325	50,302
Barclaycard	27,316	20,199	19,690	16,873
GRCB
– Western Europe	36,480	24,971	24,462	17,567
GRCB
– Emerging Markets	15,080	10,484	6,050	3,255
GRCB – Absa	18,846	17,829	22,448	19,809
Barclays Capital	227,448	178,206	169,124	137,635
Barclays Global Investors	3,910	4,369	1,994	1,375
Barclays Wealth	10,300	8,216	7,692	6,077
Head office functions and other operations	350	1,101	1,632	1,920
Total risk weighted assets	433,302	353,878	353,476	297,833

Notes

a	The 2008/07 commentary on risk weighted assets is on a Basel II basis. The 2007/06 commentary is on a Basel I basis.

b	Under the Group’s securitisation programme, certain portfolios subject to securitisation or similar risk transfer transaction are adjusted in calculating the Group’s risk weighted assets. Previously, for pre-2008 transactions, regulatory capital adjustments were allocated to the business in proportion to their RWAs. From 1st January 2008, the regulatory capital adjustments for all transactions are allocated to the business undertaking the securitisation unless the transaction has been undertaken for the benefit of a cluster of businesses, in which case the regulatory capital adjustments are shared.

14	Barclays Annual Report 2008

2007/06

Total assets increased 23% to £1,227.4bn (2006: £996.8bn). Risk weighted assets increased 19% to £353.5bn (2006: £297.8bn). Loans and advances to customers that have been securitised increased £4.3bn to £28.7bn (2006: £24.4bn).

UK Retail Banking total assets increased 8% to £88.5bn (2006: £81.7bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased by 7% to £46.1bn (2006: £43.0bn) with growth in mortgages partially offset by an increase in securitised balances and other reductions.

Barclays Commercial Bank total assets grew 13% to £74.6bn (2006: £66.2bn) driven by good growth across lending products. Risk weighted assets increased 8% to £54.3bn (2006: £50.3bn), reflecting asset growth partially offset by increased regulatory netting and an increase in securitised balances.

Barclaycard total assets increased 11% to £22.1bn (2006: £20.0bn). Risk weighted assets increased 17% to £19.7bn (2006: £16.9bn), primarily reflecting the increase in total assets, redemption of securitisation transactions, partially offset by changes to the treatment of regulatory associates and the sale of part of the Monument card portfolio.

GRCB – Western Europe total assets grew 31% to £43.7bn (2006: £33.5bn). This growth was mainly driven by increases in retail mortgages and unsecured lending. Risk weighted assets increased 39% to £24.5bn (2006: £17.6bn), reflecting asset growth.

GRCB – Emerging Markets total assets grew by 76% to £9.2bn (2006: £5.2bn). This growth was driven by increases in unsecured lending. Risk weighted assets increased 86% to £6.1bn (2006: £3.3bn), reflecting asset growth.

GRCB – Absa total assets increased 23% to £36.4bn (2006: £29.6bn), primarily driven by increases in mortgages, credit cards and commercial property finance. Risk weighted assets increased 13% to £22.4bn (2006: £19.8bn), reflecting balance sheet growth.

Barclays Capital total assets rose 28% to £839.9bn (2006: £657.9bn). Derivative assets increased £109.7bn primarily due to movements across a range of market indices. This was accompanied by a corresponding increase in derivative liabilities. The increase in non-derivative assets reflects an expansion of the business across a number of asset classes, combined with an increase in drawn leveraged loan positions and mortgage-related assets. Risk weighted assets increased 23% to £169.1bn (2006: £137.6bn) reflecting growth in fixed income, equities and credit derivatives.

Barclays Global Investors total assets increased 11% to £89.2bn (2006: £80.5bn), mainly attributable to growth in certain asset management products recognised as investment contracts. The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets increased 45% to £2.0bn (2006: £1.4bn) mainly attributable to overall growth in the balance sheet and the mix of securities lending activity.

Barclays Wealth total assets increased 21% to £18.2bn (2006: £15.0bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 27% to £7.7bn (2006: £6.1bn) reflecting the increase in lending.

Head office functions and other operations total assets decreased 20% to £5.7bn (2006: £7.1bn). Risk weighted assets decreased 15% to £1.6bn (2006: £1.9bn).

Adjusted gross leverage

The adjusted gross leverage ratio is defined as the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and tangible assets. Tier 1 capital is defined by the UK FSA. Adjusted gross leverage is a non-IFRS measure. However, Barclays management believes that this measure provides valuable information to readers of Barclays financial statements because there will be more capital and less leverage in the banking system, as a key measure of stability, which is consistent with the views of regulators and investors. However, this measure is not a substitute for IFRS measures and readers should consider IFRS measures as well.

Volatility in reference rates and yield curves used for pricing have led to significantly higher values for derivative assets and liabilities. Limited netting is permitted under IFRS, even for receivables and payables with the same counterparty where there are contractually agreed netting arrangements. Derivative assets and liabilities would be £917bn (2007: £215bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

Assets and liabilities also include amounts held under investment contracts with third parties of a further £69bn as at 31st December 2008 (2007: £93bn). These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Excluding these items, settlement balances, goodwill and intangible assets, our adjusted total tangible assets were £1,026bn at 31st December 2008 (2007: £888bn). On this basis we define adjusted gross leverage, being the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. At 31st December 2008 adjusted gross leverage was 28x (2007: 33x).

We expect adjusted gross leverage to improve further over time.

Adjusted gross leverage

	2008 £m	2007 £m
Total assets	2,052,980	1,227,361
Counterparty net/ collateralised derivatives	(917,074)	(215,485)
Financial assets designated at fair value and associated cash balances – held in respect of linked liabilities to customers under investment contracts	(69,183)	(92,639)
Net settlement balances	(29,786)	(22,459)
Goodwill and intangible assets	(10,402)	(8,296)
Adjusted total tangible assets	1,026,535	888,482
Total qualifying Tier 1 capital	37,250	26,743
Adjusted gross leverage	28	33

Barclays Annual Report 2008	15

Financial review

Balance sheet commentary

Total shareholders’ equity

2008/07

Total shareholders’ equity increased £14,935m to £47,411m (2007: £32,476m).

Called up share capital comprises 8,372 million ordinary shares of 25p each (2007: 6,600 million ordinary shares of 25p each and 1 million staff shares of £1 each).

Retained earnings increased £3,238m to £24,208m (2007: £20,970m). Profit attributable to the equity holders of the parent of £4,382m and the proceeds of capital raising of £1,410m were partially offset by dividends paid to shareholders of £2,344m. Other equity of £3,652m represents the issue of Mandatorily Convertible Notes, which will convert into ordinary shares by June 2009.

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 206.

Minority interests increased £1,608m to £10,793m (2007: £9,185m). The increase primarily reflects a preference share issuance by Barclays Bank PLC of £1,345m.

The Group’s authority to buy-back equity shares was renewed at the 2008 AGM.

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

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 206.

Minority interests increased £1,594m to £9,185m (2006: £7,591m). The increase was primarily driven by preference share issuances of £1,322m and an increase in the minority interest in Absa of £225m.

The Group’s authority to buy-back equity shares was renewed at the 2007 AGM.

Barclays Bank PLC

Preference shares issued by Barclays Bank PLC are included within share capital and share premium in the Barclays Bank PLC Group but represent minority interests in the Barclays PLC Group. Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in the Barclays Bank PLC Group but represent minority interests in Barclays PLC Group. The Mandatorily Convertible Notes issued pursuant to the equity issuances by Barclays PLC represent financial liabilities in the financial statements of Barclays Bank PLC and have not been included in shareholders’ equity.

Total shareholders’ equity

	2008 £m	2007 £m	2006 £m
Barclays PLC Group
Called up share capital	2,093	1,651	1,634
Share premium account	4,045	56	5,818
Other equity	3,652	–	–
Available for sale reserve	(1,190)		132
Cash flow hedging reserve	132	26	(230)
Capital redemption reserve	394	384	309
Other capital reserve	617	617	617
Currency translation reserve	2,840	(307)	(438)
Other reserves	2,793	874	390
Retained earnings	24,208	20,970	12,169
Less: Treasury shares	(173)	(260)	(212)
Shareholders’ equity excluding minority interests	36,618	23,291	19,799
Minority interests	10,793	9,185	7,591
Total shareholders’ equity	47,411	32,476	27,390

Total shareholders’ equity

	2008 £m	2007 £m	2006 £m
Barclays Bank PLC Group
Called up share capital	2,398	2,382	2,363
Share premium account	12,060	10,751	9,452
Available for sale reserve	(1,249)	111	184
Cash flow hedging reserve	132	26	(230)
Currency translation reserve	2,840	(307)	(438)
Other reserves	1,723	(170)	(484)
Other shareholders’ equity	2,564	2,687	2,534
Retained earnings	22,457	14,222	11,556
Shareholders’ equity excluding minority interests	41,202	29,872	25,421
Minority interests	2,372	1,949	1,685
Total shareholders’ equity	43,574	31,821	27,106

16	Barclays Annual Report 2008

Financial review

Capital management

Capital resources

Tier 1 capital increased by £10.5bn during the year, driven by issues of ordinary shares (£5.2bn), other capital issuances (£4.3bn), retained profits (£2.0bn) and exchange rate movements (£3.2bn). These movements were partially offset by an increase in intangible assets (£1.3bn), innovative Tier 1 capital in excess of regulatory limits being reclassified as Tier 2 capital (£1.3bn) and the reversal of gains on own credit, net of tax (£1.2bn).

Tier 2 capital increased by £8.5bn due to issuance of loan capital (£3.6bn) net of redemptions (£1.1bn), inclusion of innovative capital in excess of the Tier 1 limits (£1.3bn), increases in collective impairment (£1.2bn) and exchange rate movements (£3.9bn).

The Mandatorily Convertible Notes (MCNs) issued during the year (£4.1bn) will qualify as equity capital from the date of their conversion, on or before 30th June 2009.

All capital issuance referred to above is stated gross of issue costs.

Basel I transitional floor

Barclays commenced calculating capital requirements under the Basel II capital framework from 1st January 2008. The Group manages its businesses and reports capital requirements on a Basel II basis. During the transition period for the adoption of Basel II, banks’ capital requirements may not fall below a transitional floor. In 2008 this floor was 90% of adjusted Basel I capital requirements. As at 31st December 2008, the Group had additional capital requirements under the transitional floor rules of £1.5bn. The Group’s total capital resources of £58.7bn exceeded its capital requirements taking into account the transitional floor by £22.5bn. On 1st January 2009, the transitional floor reduced to 80% of adjusted Basel I capital requirements and there were no additional capital requirements resulting from its application.

Capital ratios

	Basel II		Basel II		Basel I		Basel I
	2008		2007		2007		2006
	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group
Capital ratios	%	%	%	%	%	%	%	%
Tier 1 ratio	8.6	8.6	7.6	7.3	7.8	7.5	7.7	7.5
Risk asset ratio	13.6	13.5	11.2	11.0	12.1	11.8	11.7	11.5

Risk weighted assets	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	266,912	266,912	244,474	244,469	265,264	265,259	233,630	233,630
Counterparty risk	70,902	70,902	41,203	41,203	51,947	51,947	33,912	33,912
Market risk	65,372	65,372	39,812	39,812	36,265	36,265	30,291	30,291
Operational risk	30,116	30,116	28,389	28,389	n/a	n/a	n/a	n/a
Total risk weighted assets	433,302	433,302	353,878	353,873	353,476	353,471	297,833	297,833

Total net capital resources
Capital resources (as defined for regulatory purposes)
	£m	£m	£m	£m	£m	£m	£m	£m
Tier 1
Called up share capital	2,093	2,338	1,651	2,382	1,651	2,382	1,634	2,363
Eligible reserves	31,156	36,639	22,939	26,028	22,526	25,615	19,608	21,700
Minority interests	13,915	8,038	10,551	5,857	10,551	5,857	7,899	4,528
Tier One Notes	1,086	1,086	899	899	899	899	909	909
Less: Intangible assets	(9,964)	(9,964)	(8,191)	(8,191)	(8,191)	(8,191)	(7,045)	(7,045)
Less: Deductions from Tier 1 capital	(1,036)	(1,036)	(1,106)	(1,106)	(28)	(28)	–	–
Total qualifying Tier 1 capital	37,250	37,101	26,743	25,869	27,408	26,534	23,005	22,455
Tier 2
Revaluation reserves	26	26	26	26	26	26	25	25
Available for sale equity	122	122	295	295	295	295	221	221
Collectively assessed impairment allowances	1,654	1,654	440	440	2,619	2,619	2,556	2,556
Minority interests	607	607	442	442	442	442	451	451
Qualifying subordinated liabilities
Undated loan capital	6,745	6,768	3,191	3,191	3,191	3,191	3,180	3,180
Dated loan capital	14,215	14,215	10,578	10,578	10,578	10,578	7,603	7,603
Less: Deductions from Tier 2 capital	(1,036)	(1,036)	(1,106)	(1,106)	(28)	(28)	–	–
Total qualifying Tier 2 capital	22,333	22,356	13,866	13,866	17,123	17,123	14,036	14,036
Less: Regulatory deductions
Investments not consolidated for supervisory purposes	(403)	(403)	(633)	(633)	(633)	(633)	(982)	(982)
Other deductions	(453)	(561)	(193)	(193)	(1,256)	(1,256)	(1,348)	(1,348)
Total deductions	(856)	(964)	(826)	(826)	(1,889)	(1,889)	(2,330)	(2,330)
Total net capital resources	58,727	58,493	39,783	38,909	42,642	41,768	34,711	34,161

Barclays Annual Report 2008	17

Financial review

Additional financial disclosure

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

	Average: year ended 31st December
	2008 £m	2007 £m	2006 £m
Deposits from banks
Customers in the United Kingdom	14,003	15,321	12,832
Customers outside the
United Kingdom:
Other European Union	38,210	33,162	30,116
United States	15,925	6,656	7,352
Africa	3,110	4,452	4,140
Rest of the World	36,599	36,626	35,013
Total deposits from banks	107,847	96,217	89,453
Customer accounts
Customers in the United Kingdom	206,020	187,249	173,767
Customers outside the
United Kingdom:
Other European Union	30,909	23,696	22,448
United States	31,719	21,908	17,661
Africa	35,692	29,855	23,560
Rest of the World	27,653	23,032	19,992
Customer accounts	331,993	285,740	257,428

Deposits from banks in offices in the United Kingdom received from non- residents amounted to £63,284m (2007: £45,162m).

	Year ended 31st December
	2008 £m	2007 £m	2006 £m
Customer accounts	335,505	294,987	256,754
In offices in the United Kingdom:
Current and Demand accounts
– interest free	41,351	33,400	25,650
Current and Demand accounts
– interest bearing	20,898	32,047	31,769
Savings accounts	68,335	70,682	62,745
Other time deposits – retail	33,785	36,123	36,110
Other time deposits – wholesale	74,417	65,726	53,733
Total repayable in offices in the United Kingdom	238,786	237,978	210,007
In offices outside the United Kingdom:
Current and Demand accounts
– interest free	4,803	2,990	2,169
Current and Demand accounts
– interest bearing	15,463	11,570	17,626
Savings accounts	7,673	3,917	3,041
Other time deposits	68,780	38,532	23,911
Total repayable in offices outside the United Kingdom	96,719	57,009	46,747

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £61,714m (2007: £49,179m).

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper and negotiable certificates of deposit.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2008 £m	2007 £m	2006 £m
Year-end balance	114,910	90,546	79,562
Average balance	107,847	96,217	89,453
Maximum balance	139,836	109,586	97,165
Average interest rate during year	3.6%	4.1%	4.2%
Year-end interest rate	2.3%	4.0%	4.3%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2008 £m	2007 £m	2006 £m
Year-end balance	27,692	23,451	26,546
Average balance	24,668	26,229	29,740
Maximum balance	27,792	30,736	31,859
Average interest rate during year	4.4%	5.4%	4.4%
Year-end interest rate	4.2%	5.2%	5.0%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than US$100,000.

	2008 £m	2007 £m	2006 £m
Year-end balance	61,332	58,401	52,800
Average balance	55,122	55,394	49,327
Maximum balance	67,715	62,436	60,914
Average interest rate during year	4.4%	5.1%	5.3%
Year-end interest rate	4.1%	5.0%	5.1%

18	Barclays Annual Report 2008

Financial review

Additional financial disclosure

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments

	2008 Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m
Acceptances and endorsements	576	6	3	–	585
Guarantees and letters of credit pledged as collateral security	7,272	2,529	1,781	4,070	15,652
Securities lending arrangements	38,290	–	–	–	38,290
Other contingent liabilities	7,989	1,604	372	1,818	11,783
Documentary credits and other short-term trade related transactions	770	88	1	–	859
Forward asset purchases and forward deposits placed	50	241	–	–	291
Standby facilities, credit lines and other	195,035	29,666	26,150	8,815	259,666

	2007 Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m
Acceptances and endorsements	365	–	–	–	365
Guarantees and letters of credit pledged as collateral security	6,417	2,711	1,971	1,874	12,973
Securities lending arrangements	22,719	–	–	–	22,719
Other contingent liabilities	6,594	1,556	416	1,151	9,717
Documentary credits and other short-term trade related transactions	401	121	–	–	522
Forward asset purchases and forward deposits placed	283	–	–	–	283
Standby facilities, credit lines and other	136,457	17,039	28,127	10,211	191,834
Contractual obligations include debt securities, operating lease and purchase obligations. Contractual obligations
	2008 Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m
Long-term debt	108,172	24,701	10,855	22,008	165,736
Operating lease obligations	280	690	785	2,745	4,500
Purchase obligations	214	225	61	20	520
Total	108,666	25,616	11,701	24,773	170,756

	2007 Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m
Long-term debt	90,201	13,558	8,630	19,358	131,747
Operating lease obligations	197	755	610	2,225	3,787
Purchase obligations	141	186	27	6	360
Total	90,539	14,499	9,267	21,589	135,894

The long-term debt does not include undated loan capital of £13,673m (2007: £6,631m).

Further information on the contractual maturity of the Group’s assets and liabilities is given in Note 49.

Barclays Annual Report 2008	19

Financial review

Additional financial disclosure

Securities

The following table analyses the book value of securities which are carried at fair value.

	2008		2007		2006
	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m
Investment securities – available for sale
Debt securities:
United Kingdom government	1,238	1,240	78	81	758	761
Other government	11,456	11,338	7,383	7,434	12,587	12,735
Other public bodies	2,373	2,379	634	632	280	277
Mortgage and asset backed securities	3,510	4,126	1,367	1,429	1,706	1,706
Bank and building society certificates of deposit	10,478	10,535	3,028	3,029	6,686	6,693
Corporate and other issuers	29,776	30,363	26,183	26,219	25,895	25,857
Equity securities	2,142	1,814	1,676	1,418	1,371	1,047
Investment securities – available for sale	60,973	61,795	40,349	40,242	49,283	49,076
Other securities – held for trading
Debt securities:
United Kingdom government	6,955	n/a	3,832	n/a	4,986	n/a
Other government	50,727	n/a	51,104	n/a	46,845	n/a
Mortgage and asset backed securities	30,748	n/a	37,038	n/a	29,606	n/a
Bank and building society certificates of deposit	7,518	n/a	17,751	n/a	14,159	n/a
Corporate and other issuers	52,738	n/a	43,053	n/a	44,980	n/a
Equity securities	30,535	n/a	36,307	n/a	31,548	n/a
Other securities – held for trading	179,221	n/a	189,085	n/a	172,124	n/a

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

In addition to UK government securities shown above, at 31st December 2008, 2007 and 2006, the Group held the following government securities which exceeded 10% of shareholders’ equity.

Government securities

	2008	2007	2006
	Book value £m	Book value £m	Book value £m
United States	17,165	15,156	18,343
Japan	9,092	9,124	15,505
Germany	5,832	5,136	4,741
France	4,091	3,538	4,336
Italy	6,091	5,090	3,419
Spain	3,647	3,674	2,859

Maturities and yield of available for sale debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Government	3,096	6.0	5,410	5.1	1,694	1.1	2,493	0.9	12,693	4.0
Other public bodies	832	1.9	1,526	0.9	1	–	14	4.7	2,373	1.3
Other issuers	21,749	4.3	9,692	3.8	7,702	4.4	4,622	5.7	43,765	4.3
Total book value	25,677	4.4	16,628	3.9	9,397	3.8	7,129	4.0	58,831	4.1

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2008 by the fair value of securities held at that date.

20	Barclays Annual Report 2008

Financial review

Additional financial disclosure

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2008			2007			2006
	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %
Assets
Loans and advances to banks [b] :
– in offices in the United Kingdom	38,913	1,453	3.7	29,431	1,074	3.6	18,401	647	3.5
– in offices outside the United Kingdom	14,379	419	2.9	12,262	779	6.4	12,278	488	4.0
Loans and advances to customers [b] :
– in offices in the United Kingdom	249,081	13,714	5.5	205,707	13,027	6.3	184,392	11,247	6.1
– in offices outside the United Kingdom	116,284	9,208	7.9	88,212	6,733	7.6	77,615	4,931	6.4
Lease receivables:
– in offices in the United Kingdom	4,827	281	5.8	4,822	283	5.9	5,266	300	5.7
– in offices outside the United Kingdom	6,543	752	11.5	5,861	691	11.8	6,162	595	9.7
Financial investments:
– in offices in the United Kingdom	35,844	1,654	4.6	37,803	2,039	5.4	41,125	1,936	4.7
– in offices outside the United Kingdom	10,450	697	6.7	14,750	452	3.1	14,191	830	5.8
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the United Kingdom	207,521	8,768	4.2	211,709	9,644	4.6	166,713	6,136	3.7
– in offices outside the United Kingdom	128,250	4,450	3.5	109,012	5,454	5.0	100,416	5,040	5.0
Trading portfolio assets:
– in offices in the United Kingdom	107,626	4,948	4.6	120,691	5,926	4.9	106,148	4,166	3.9
– in offices outside the United Kingdom	128,287	5,577	4.3	57,535	3,489	6.1	61,370	2,608	4.2
Total average interest earning assets	1,048,005	51,921	5.0	897,795	49,591	5.5	794,077	38,924	4.9
Impairment allowances/provisions	(5,749)			(4,435)			(3,565)
Non-interest earning assets	711,856			422,834			310,949
Total average assets and interest income	1,754,112	51,921	3.0	1,316,194	49,591	3.8	1,101,461	38,924	3.5
Percentage of total average interest earning assets in offices outside the United Kingdom	38.6%			32.0%			34.3%
Total average interest earning assets related to:
Interest income		51,921	5.0		49,591	5.5		38,924	4.9
Interest expense		(38,181)	3.6		(37,892)	4.2		(30,385)	3.8
		13,740	1.4		11,699	1.3		8,539	1.1

Notes

a	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

b	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

Barclays Annual Report 2008	21

Financial review

Additional financial disclosure

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2008			2007			2006
	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	70,272	2,780	4.0	63,902	2,511	3.9	62,236	2, 464	4.0
– in offices outside the United Kingdom	32,172	956	3.0	27,596	1,225	4.4	23,438	1,137	4.9
Customer accounts:
demand deposits:
– in offices in the United Kingdom	24,333	910	3.7	29,110	858	2.9	25,397	680	2.7
– in offices outside the United Kingdom	14,902	572	3.8	13,799	404	2.9	10,351	254	2.5
Customer accounts:
savings deposits:
– in offices in the United Kingdom	71,062	2,143	3.0	55,064	2,048	3.7	57,734	1,691	2.9
– in offices outside the United Kingdom	7,033	413	5.9	4,848	128	2.6	3,124	74	2.4
Customer accounts:
other time deposits – retail:
– in offices in the United Kingdom	32,283	1,523	4.7	30,578	1,601	5.2	34,865	1,548	4.4
– in offices outside the United Kingdom	20,055	1,350	6.7	12,425	724	5.8	8,946	482	5.4
Customer accounts:
other time deposits – wholesale:
– in offices in the United Kingdom	60,574	2,362	3.9	52,147	2,482	4.8	45,930	1,794	3.9
– in offices outside the United Kingdom	31,300	2,094	6.7	24,298	1,661	6.8	23,442	1,191	5.1
Debt securities in issue:
– in offices in the United Kingdom	41,014	1,920	4.7	41,552	2,053	4.9	47,216	1,850	3.9
– in offices outside the United Kingdom	80,768	3,734	4.6	94,271	5,055	5.4	74,125	3,686	5.0
Dated and undated loan capital and other subordinated liabilities principally:
– in offices in the United Kingdom	22,912	1,435	6.3	12,972	763	5.9	13,686	777	5.7
Repurchase agreements and cash collateral on securities lent:
– in offices in the United Kingdom	203,967	8,445	4.1	169,272	7,616	4.5	141,862	5,080	3.6
– in offices outside the United Kingdom	177,883	2,800	1.6	118,050	5,051	4.3	86,693	4,311	5.0
Trading portfolio liabilities:
– in offices in the United Kingdom	56,675	2,657	4.7	47,971	2,277	4.7	49,892	2,014	4.0
– in offices outside the United Kingdom	62,239	2,087	3.4	29,838	1,435	4.8	39,064	1,352	3.5
Total average interest bearing liabilities	1,009,444	38,181	3.8	827,693	37,892	4.6	748,001	30,385	4.1
Interest free customer deposits:
– in offices in the United Kingdom	40,439			34,109			27,549
– in offices outside the United Kingdom	3,089			3,092			2,228
Other non-interest bearing liabilities	664,458			421,473			297,816
Minority and other interests and shareholders’ equity	36,682			29,827			25,867
Total average liabilities, shareholders’ equity and interest expense	1,754,112	38,181	2.2	1,316,194	37,892	2.9	1,101,461	30,385	2.8
Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	42.2%			39.4%			36.1%

Note

a	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

22	Barclays Annual Report 2008

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

	2008/2007 Change due to increase/ (decrease) in:			2007/2006 Change due to increase/ (decrease) in:			2006/2005 Change due to increase/ (decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Loans and advances to banks:
– in offices in the UK	379	354	25	427	402	25	193	121	72
– in offices outside the UK	(360)	117	(477)	291	(1)	292	85	46	39
	19	471	(452)	718	401	317	278	167	111
Loans and advances to customers:
– in offices in the UK	687	2,525	(1,838)	1,780	1,337	443	1,018	726	292
– in offices outside the UK	2,475	2,214	261	1,802	728	1,074	1,956	1,695	261
	3,162	4,739	(1,577)	3,582	2,065	1,517	2,974	2,421	553
Lease receivables:
– in offices in the UK	(2)	–	(2)	(17)	(26)	9	(48)	(70)	22
– in offices outside the UK	61	79	(18)	96	(30)	126	478	413	65
	59	79	(20)	79	(56)	135	430	343	87
Financial investments:
– in offices in the UK	(385)	(102)	(283)	103	(165)	268	181	(85)	266
– in offices outside the UK	245	(163)	408	(378)	32	(410)	363	202	161
	(140)	(265)	125	(275)	(133)	(142)	544	117	427
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	(876)	(188)	(688)	3,508	1,865	1,643	1,519	324	1,195
– in offices outside the UK	(1,004)	855	(1,859)	414	430	(16)	2,316	254	2,062
	(1,880)	667	(2,547)	3,922	2,295	1,627	3,835	578	3,257
Trading portfolio assets:
– in offices in the UK	(978)	(616)	(362)	1,760	621	1,139	1,456	907	549
– in offices outside the UK	2,088	3,303	(1,215)	881	(172)	1,053	492	151	341
	1,110	2,687	(1,577)	2,641	449	2,192	1,948	1,058	890
Total interest receivable:
– in offices in the UK	(1,175)	1,973	(3,148)	7,561	4,034	3,527	4,319	1,923	2,396
– in offices outside the UK	3,505	6,405	(2,900)	3,106	987	2,119	5,690	2,761	2,929
	2,330	8,378	(6,048)	10,667	5,021	5,646	10,009	4,684	5,325

Barclays Annual Report 2008	23

Financial review

Additional financial disclosure

Average balance sheet

Changes in net interest income – volume and rate analysis

	2008/2007 Change due to increase/ (decrease) in:			2007/2006 Change due to increase/ (decrease) in:			2006/2005 Change due to increase/ (decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable
Deposits by banks:
– in offices in the UK	269	252	17	47	66	(19)	799	247	552
– in offices outside the UK	(269)	181	(450)	88	190	(102)	432	52	380
	–	433	(433)	135	256	(121)	1,231	299	932
Customer accounts – demand deposits:
– in offices in the UK	52	(155)	207	178	105	73	170	68	102
– in offices outside the UK	168	34	134	150	95	55	166	80	86
	220	(121)	341	328	200	128	336	148	188
Customer accounts – savings deposits:
– in offices in the UK	95	527	(432)	357	(81)	438	121	152	(31)
– in offices outside the UK	285	77	208	54	45	9	35	28	7
	380	604	(224)	411	(36)	447	156	180	(24)
Customer accounts – other time deposits – retail:
– in offices in the UK	(78)	86	(164)	53	(204)	257	78	41	37
– in offices outside the UK	626	500	126	242	200	42	222	125	97
	548	586	(38)	295	(4)	299	300	166	134
Customer accounts – other time deposits – wholesale:
– in offices in the UK	(120)	367	(487)	688	263	425	603	129	474
– in offices outside the UK	433	469	(36)	470	45	425	601	550	51
	313	836	(523)	1,158	308	850	1,204	679	525
Debt securities in issue:
– in offices in the UK	(133)	(26)	(107)	203	(240)	443	219	22	197
– in offices outside the UK	(1,321)	(673)	(648)	1,369	1,063	306	1,991	850	1,141
	(1,454)	(699)	(755)	1,572	823	749	2,210	872	1,338
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	672	620	52	(14)	(41)	27	172	135	37
Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	829	1,471	(642)	2,536	1,090	1,446	1,446	329	1,117
– in offices outside the UK	(2,251)	1,840	(4,091)	740	1,402	(662)	1,932	200	1,732
	(1,422)	3,311	(4,733)	3,276	2,492	784	3,378	529	2,849
Trading portfolio liabilities:
– in offices in the UK	380	408	(28)	263	(80)	343	277	222	55
– in offices outside the UK	652	1,189	(537)	83	(366)	449	156	85	71
	1,032	1,597	(565)	346	(446)	792	433	307	126
Total interest payable:
– in offices in the UK	1,966	3,550	(1,584)	4,311	878	3,433	3,885	1,345	2,540
– in offices outside the UK	(1,677)	3,617	(5,294)	3,196	2,674	522	5,535	1,970	3,565
	289	7,167	(6,878)	7,507	3,552	3,955	9,420	3,315	6,105
Movement in net interest income Increase/(decrease) in interest receivable	2,330	8,378	(6,048)	10,667	5,021	5,646	10,009	4,684	5,325
(Increase)/decrease in interest payable	(289)	(7,167)	6,878	(7,507)	(3,552)	(3,955)	(9,420)	(3,315)	(6,105)
	2,041	1,211	830	3,160	1,469	1,691	589	1,369	(780)

24	Barclays Annual Report 2008

Financial review

Additional financial disclosure

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

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 34 and in the table on page 33.

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 34 and in the table on page 33.

Special purpose entities

Transactions entered into by the Group may involve the use of SPEs.

SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their on-going activities.

Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

Depending on the nature of the Group’s resulting exposure, it may consolidate the SPE on to the Group’s balance sheet. The consolidation of SPEs is considered at inception, based on the arrangements in place and the assessed risk exposures at that time. In accordance with IFRS, SPEs are consolidated when the substance of the relationship between the Group and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE. The initial consolidation analysis is revisited at a later date if:

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

Collateralised debt obligations (CDOs)

The Group has structured and underwritten CDOs. At inception, the Group’s exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances in the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2009 has been assessed and is included in the determination of £1,763m impairment charges and other credit provisions in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31st December 2008.

The Group’s exposure to ABS CDO Super Senior positions before hedging was £3,104m as at 31st December 2008. This represents the Group’s exposure to High Grade CDOs, stated net of write-downs and charges. These facilities are fully drawn and included within loans and advances on the balance sheet. The undrawn mezzanine facilities that were in place as at 31st December 2007 relate to CDOs that have been consolidated during the period.

Collateral

The collateral underlying unconsolidated CDOs comprised 78% residential mortgage backed securities, 3% non-residential asset backed securities and 19% in other categories (a proportion of which will be backed by residential mortgage collateral).

The remaining Weighted Average Life (WAL) of all collateral is 5.1 years. The combined Net Asset Value (NAV) for all of the CDOs was £2.2bn below the nominal amount, equivalent to an aggregate 41.3% decline in value on average for all investors.

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities is on average 85% of the capital structure.

The initial WAL of the notes in issue averaged 6.7 years. The full contractual maturity is 38 years.

Interests in third party CDOs

The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group’s balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Barclays Annual Report 2008	25

Financial review

Additional financial disclosure

Off-balance sheet arrangements

Structured investment vehicles (SIVs)

The Group has not structured or managed SIVs. Group exposure to third party SIVs comprised:

–	£41m of senior liquidity facilities.

–	Derivative exposures included on the balance sheet at their net fair value of £273m.

–	Bonds issued by the SIVs included within trading portfolio assets at their fair value of £11m.

SIV-Lites

The Group has exposure to two SIV-Lite transactions. The Group is not involved in their ongoing management. Exposures have increased by £531m relating to a SIV-Lite which had previously been hedged with Lehman Brothers. Following the Lehman Brothers bankruptcy this facility was reflected as a new exposure to the underlying assets. The other SIV-Lite of £107m represents drawn liquidity facilities supporting a CP programme.

During 2008 exposure to a third SIV-Lite through bond holdings was written down to zero.

Commercial paper and medium-term note conduits

The Group provided £22bn in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet.

These consolidated entities in turn provide facilities of £899m to third party conduits containing prime UK buy-to-let RMBS. As at 31st December 2008, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by four third party conduits. These facilities totalled £866m, with underlying collateral comprising 100% auto loans. Drawings on these facilities were £25m as at 31st December 2008 and are included within loans and advances to customers.

The Group provided backstop facilities to six third party SPEs that fund themselves with medium-term notes. These notes are sold to investors as a series of 12 month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £2.6bn to SPEs holding prime UK and Australian owner-occupied Residential Mortgage Back Securities (RMBS) assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

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

The Group has used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and de-recognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 29.

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

Fund management

The Group provides asset management services to a large number of investment entities on an arm’s length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. These funds are not consolidated because the Group does not own either a significant portion of the equity or the risks and rewards inherent in the assets.

During 2008, Group operating expenses included charges of £263m related to selective support of liquidity products managed by Barclays Global Investors and not consolidated by the Group. The Group have not provided any additional selective support subsequent to 31st December 2008.

26	Barclays Annual Report 2008

Financial review

Additional financial disclosure

Critical accounting estimates

The Group’s accounting policies are set out on pages 193 to 203. Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Group’s financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Audit Committee.

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

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Where a valuation model is used to determine fair value, it makes maximum use of market inputs. Financial instruments with a fair value based on observable inputs include valuations determined by unadjusted quoted prices in an active market and market standard pricing models that use observable inputs.

Financial instruments whose fair value is determined, at least in part, using unobservable inputs are further categorised into Vanilla and Exotic products as follows:

–	Vanilla products are valued using simple models such as discounted cash flow or Black Scholes models however, some of the inputs are not observable.

–

Exotic products are over-the-counter products that are relatively bespoke, not commonly traded in the markets, and their valuation comes from sophisticated mathematical models where some of the inputs are not observable.

An analysis of financial instruments carried at fair value by valuation technique, including the extent of valuations based on unobservable inputs, together with a sensitivity analysis of valuations using unobservable inputs is included in Note 50.

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

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these portfolios is £2,333m (2007: £1,605m) and amounts to 51% (2007: 70%) of the total impairment charge on loans and advances in 2008.

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

Barclays Annual Report 2008	27

Financial review

Additional financial disclosure

Critical accounting estimates

judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to larger accounts is £2,251m (2007: £701m) or 49% (2007: 30%) of the total impairment charge on loans and advances in 2007. Further information on impairment allowances is set out in Note 47 on pages 257 and 260.

Goodwill

Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the impairment review process requires the identification of independent cash generating units, by dividing the Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of a unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. The most significant amounts of goodwill relate to UK Retail Banking, GRCB – Absa and Barclays Global Investors, where goodwill impairment testing performed in 2008 indicated that this goodwill was not impaired. Goodwill impairment of £111m relating to FirstPlus and EquiFirst was recognised in 2008 (2007: nil). An analysis of goodwill by cluster, together with key assumptions underlying the impairment testing, is included in Note 21 on page 208.

Intangible assets

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold and have a finite useful life are amortised over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of circumstances, and judgement by the Bank’s management. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length

28	Barclays Annual Report 2008

transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The most significant amounts of intangible assets relate to the GRCB – Absa and Lehman Brothers North American businesses.

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

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2008 was £1,287m (2007: surplus of £393m). There are net recognised liabilities of £1,292m (2007: £1,501m) and unrecognised actuarial gains of £5m (2007: £1,894m). The net recognised liabilities comprised retirement benefit liabilities of £1,357m (2007: £1,537m) and assets of £65m (2007: £36m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2008 was £858m (2007: surplus of £668m). Among the reasons for this change were the large loss in value of the assets over the year, and to a lesser extent the strengthening of the allowance made for future improvement in mortality. Offsetting these were the increase in the AA long-term corporate bond yields which resulted in a higher discount rate of 6.75% (2007: 5.82%), a decrease in the inflation assumption to 3.16% (2007: 3.45%) and contributions paid. Further information on retirement benefit obligations, including assumptions, is set out in Note 30 to the accounts on page 220.

Barclays Annual Report 2008	29

Business Description

Barclays Overview

Listed in London and New York, Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, United States, Africa and Asia. With a strong long-term credit rating and over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 156,000 people. Barclays moves, lends and invests money for 48 million customers and clients worldwide.

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

–	UK Retail Banking

–	Barclays Commercial Bank

–	Barclaycard

–	GRCB –Western Europe

–	GRCB – Emerging Markets

–	GRCB – Absa

Investment Banking and Investment Management

–	Barclays Capital

–	Barclays Global Investors

–	BarclaysWealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking, one of the largest retail banks in the UK with over 1,700 branches, comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to over 81,000 business clients with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. With 23 million customers in the UK, Europe and the United States, it is one of Europe’s leading credit card businesses and has an increasing presence in the United States and South Africa. In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships, Barclays Partner Finance and FirstPlus. Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank. Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and GRCB –Western Europe and GRCB – Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking –Western Europe

GRCB –Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal and France. GRCB –Western Europe serves two million retail, premier, card, SME and corporate customers through a variety of distribution channels from nearly 1,200 distribution points. GRCB –Western Europe provides a variety of products including Retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments and insurance, serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking – Emerging Markets

GRCB – Emerging Markets encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in 14 countries organised in six geographic areas: India and Indian Ocean (India, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); Southern Africa (Botswana, Zambia and Zimbabwe); Russia; and Pakistan (from 23rd July 2008). GRCB – Emerging Markets serves over four million customers through a variety of distribution channels, opening over 280 distribution points in 2008. GRCB – Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia-compliant products and mobile banking.

Global Retail and Commercial Banking – Absa

GRCB – Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card which is included as part of Barclays Capital and Barclaycard respectively. Absa Group Limited is a South African financial services organisation serving over 10 million personal, commercial and corporate customers predominantly in South Africa, from over 1,100 distribution points. GRCB – Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is the investment banking division of Barclays that provides large corporate, institutional and government clients with solutions to their financing and risk management needs. Barclays Capital services a wide variety of client needs, covering strategic advisory and Mergers and Acquisitions; equity and fixed income capital raising and corporate lending; and risk management across foreign exchange, interest rates, equities and commodities. Activities are organised into three principal areas: Global Markets, which includes commodities, credit products, equities, foreign exchange, interest rate products; Investment Banking, which includes corporate advisory, Mergers and Acquisitions, equity and fixed-income capital raising and corporate lending; and Private Equity and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

BGI is an asset manager and a provider of investment management products and services, with US$1.5 trillion assets under management. BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and managed the closed life assurance activities of Barclays and Woolwich in the UK. Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and inter-segment adjustments. Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them. Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

30	Barclays Annual Report 2008

Financial review

Analysis of results by business

Global Retail and Commercial Banking

UK Retail Banking profit before tax grew 7% to £1,369m. Income grew 4% to £4,482m, reflecting strong growth in Home Finance and minimal settlements on overdraft fees. Loans and advances grew 15% driven by a market share of net new mortgage lending of 36%. Operating expenses showed a modest increase of 2% reflecting active management of the cost base and reduced gains from the sale of property. The cost:income ratio improved one percentage point. Impairment charges increased 8% reflecting strong growth in assets and a deteriorating economic environment.

Barclays Commercial Bank profit before tax decreased 7% to £1,266m. Income growth of 7% principally reflected increased sales of treasury products. Loans and advances to customers increased 14% to £80.5bn. Costs increased 14% driven by lower gains on the sale of property, further investment in new payments capability, and growth in the operating lease business. Impairment charges increased 42% as the deteriorating economic environment caused higher delinquency and lower recovery rates on corporate credit.

Barclaycard profit before tax increased 31% to £789m, including £260m from Barclaycard International. Income growth of 27% reflected strong growth in Barclaycard International, the income related to Goldfish since acquisition, and gains relating to the Visa IPO and the sale of MasterCard shares. Costs increased 30% reflecting continued international growth, increased marketing expenditure and the impact of Goldfish. Impairment charges increased 33% reflecting growth in charges in the international businesses and the acquisition of Goldfish, partly offset by lower impairment in the other UK businesses.

GRCB – Western Europe profit before tax grew 31% to £257m. Income grew 53%, driven by very strong growth in deposits, mortgages and commercial lending across the expanded franchise, as well as gains of £82m relating to the Visa IPO and the sale of MasterCard shares. Costs increased 38% reflecting the expansion of the network by 347 distribution points to 1,145 and continued strategic investment in the Premier and core retail businesses. Impairment charges increased £220m to £296m, largely driven by deteriorating trends in Spain which led to losses in property-related commercial banking exposures and credit cards.

GRCB – Emerging Markets profit before tax increased 34% to £134m. Income increased 91%, driven by retail expansion in India, entry into new markets in Russia and Pakistan and strong performances in Africa, as well as gains of £82m relating to the Visa IPO and sale of MasterCard shares. Operating expense growth of 82% reflected continued investment in business infrastructure, distribution and new markets. Distribution points increased 286 to 836. Impairment charges increased £127m to £166m reflecting asset growth, and increased wholesale impairment in Africa.

GRCB – Absa profit before tax decreased 8% to £552m. Income growth of 10% was driven by higher fees and commissions, balance sheet growth as well as a gain relating to the Visa IPO. Operating expenses increased 3%, well below the rate of inflation, reflecting investment in new distribution points, which increased 176 to 1,177, offset by good cost control. This led to a four percentage point improvement in the cost:income ratio to 59%. Impairment charges rose £201m to £347m, mainly due to prolonged high interest rates and inflation rates and increased customer indebtedness resulting in higher delinquency levels in the retail portfolios.

Analysis of results by business

For the year ended 31st December 2008

	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB – Absa £m
Net interest income	2,996	1,757	1,786	856	616	1,104
Net fee and commission income	1,299	861	1,299	383	223	762
Principal transactions	–	22	82	165	169	111
Net premiums from insurance contracts	205	–	44	352	–	234
Other income	17	105	19	39	11	113
Total income	4,517	2,745	3,230	1,795	1,019	2,324
Net claims and benefits incurred on insurance contracts	(35)	–	(11)	(365)	–	(126)
Total income, net of insurance claims	4,482	2,745	3,219	1,430	1,019	2,198
Impairment charges and other credit provisions	(602)	(414)	(1,097)	(296)	(166)	(347)
Net income	3,880	2,331	2,122	1,134	853	1,851
Operating expenses	(2,519)	(1,063)	(1,422)	(929)	(719)	(1,305)
Share of post-tax results of associates and joint ventures	8	(2)	(3)	–	–	5
Profit on disposal of subsidiaries	–	–	–	–	–	1
Gains on acquisitions	–	–	92	52	–	–
Profit before tax	1,369	1,266	789	257	134	552

As at 31st December 2008
Total assets	101,384	84,029	30,925	64,732	14,653	40,391
Total liabilities	104,640	64,997	3,004	37,250	10,517	20,720

Barclays Annual Report 2008	31

Investment Banking and Investment Management

Barclays Capital profit before tax was £1,302m in a very challenging market, down 44%, and included a gain on the acquisition of Lehman Brothers North American businesses of £2,262m. Net income of £2,808m was down 55% as the impact of market dislocation continued and included gross losses of £8,053m, partially offset by related income and hedges of £1,433m and gains of £1,663m from the general widening of credit spreads on structured notes issued by Barclays Capital. There were record performances in interest rate products, currency products, emerging markets, prime services and commodities. Equities, credit products, mortgages and asset backed securities and private equity were significantly impacted by market dislocation and recorded lower income than in 2007. Operating expenses, after absorbing Lehman Brothers North American businesses, were 5% lower than in 2007 due to lower performance related pay.

Barclays Global Investors profit before tax decreased 19% to £595m. Income fell 4% to £1,844m due to lower incentive fees. Operating expenses increased 5% and included charges of £263m (2007: £80m) related to selective support of liquidity products. Total assets under management were US$1,495bn, reflecting net new assets of US$99bn, negative market moves of US$553bn and adverse exchange rate movements of US$130bn.

Barclays Wealth profit before tax grew 119% to £671m, including a £326m profit on disposal of the closed life business, which contributed profit before tax of £104m before disposal. Income growth of 3% to £1,324m reflected strong growth in customer deposits and lending, partially offset by the impact of lower equity markets on fee income. Operating expenses decreased 4% reflecting strong cost control. Total client assets increased 10% (£12.6bn) to £145.1bn, with net new asset inflows and the acquisition of Lehman Brothers North American businesses offsetting the impact of negative market movements and the sale of the closed life business.

Analysis of results by business For the year ended 31st December 2008

	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m

Net interest income	1,724	(38)	486
Net fee and commission income	1,429	1,917	720
Principal transactions	2,065	(43)	(344)
Net premiums from insurance contracts	–	–	136
Other income	13	8	26
Total income	5,231	1,844	1,024
Net claims and benefits incurred on insurance contracts	–	–	300
Total income, net of insurance claims	5,231	1,844	1,324
Impairment charges and other credit provisions	(2,423)	–	(44)
Net income	2,808	1,844	1,280
Operating expenses	(3,774)	(1,249)	(935)
Share of post-tax results of associates and joint ventures	6	–	–
Profit on disposal of subsidiaries	–	–	326
Gain on acquisition	2,262	–	–
Profit before tax	1,302	595	671

As at 31st December 2008
Total assets	1,629,117	71,340	13,263
Total liabilities	1,603,093	68,372	45,846

32	Barclays Annual Report 2008

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

Our business serves 15.2 million UK customers.

Performance

2008/07

UK Retail Banking profit before tax increased 7% (£94m) to £1,369m (2007: £1,275m) through solid income growth and continued good control of impairment and costs. The launch of new products and propositions supported a significant increase in customer accounts, with Current Accounts increasing 4% (0.4m) to 11.7m (2007: 11.3m), Savings

Accounts increasing 8% (0.9m) to 12.0m (2007: 11.1m) and Mortgage Accounts increasing 8% (62,000) to 816,000 (2007: 754,000).

Income grew 4% (£185m) to £4,482m (2007: £4,297m) reflecting strong growth in Home Finance and solid growth in Consumer Lending and Local Business, partially offset by reduced income from Personal Customer Savings Accounts due to the impact of the reductions in the UK base rates in the second half of 2008.

Net interest income increased 5% (£138m) to £2,996m (2007: £2,858m) driven by strong growth in loans and advances. Total average customer deposit balances increased 5% to £85.9bn (2007: £81.8bn), reflecting solid growth in Personal Customer and Local Business balances.

Mortgage balances grew 18%, driven by increased share of new lending and higher levels of balance retention. Mortgage balances were £82.3bn at the end of the period (31st December 2007: £69.8bn), a market share of 7% (2007: 6%). Gross advances were stable at £22.9bn, with redemptions of £10.4bn (2007: £15.0bn). Net new lending was £12.5bn (2007: £8.0bn), a market shareb of 36% (2007: 8%). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 40% (2007: 34%). The average loan to value ratio of new mortgage lending was 47% (2007: 49%).

Net fee and commission income increased 10% (£116m) to £1,299m (2007: £1,183m) reflecting £116m settlements on overdraft fees in 2007. Excluding this, net fees and commissions were stable.

Impairment charges increased 8% (£43m) to £602m (2007: £559m), reflecting growth in customer assets of 15% and the impact of the current economic environment. Mortgage impairment charges were £24m (2007: release of £3m). Impairment charges within Consumer Lending increased 3%.

Highlights

Performance indicators

Key facts
	2008	2007	2006
Personal Customers
Number of UK current accounts[a]	11.7m	11.3m	11.5m
Number of UK savings accounts	12.0m	11.1m	11.0m
Total UK mortgage balances	£82.3bn	£69.8bn	£61.7bn
Local Business
Number of Local Business customers	660,000	643,000	630,000

Notes

a	Decrease in 2007 reflects the consolidation of Woolwich and Barclays current accounts.
b	Excludes Housing Associations.

Barclays Annual Report 2008	33

Operating expenses increased 2% (£49m) to £2,519m (2007: £2,470m) reflecting reduced gains from the sale of property of £75m (2007: £193m). Continued strong and active management of expense lines, including back-office consolidation and process efficiencies, funded increased investment in product development and distribution channels.

The cost:income ratio improved one percentage point to 56% (2007: 57%).

2007/06

UK Retail Banking profit before tax increased 8% (£94m) to £1,275m (2006: £1,181m) due to reduced costs and a strong improvement in impairment.

Income grew 2% (£67m) before the impact of settlements on overdraft fees in relation to prior years (£116m). This was driven by very strong growth in Personal Customer retail savings and good growth in Personal Customer current accounts, Home Finance and Local Business. Including the impact of settlements on overdraft fees, income decreased £49m to £4,297m (2006: £4,346m).

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

Operating expenses reduced 2% (£62m) to £2,470m (2006: £2,532m), reflecting strong and active management of all expense lines, targeted processing improvements and back-office consolidation. Gains from the sale of property were £193m (2006: £253m). Increased investment was focused on improving the overall customer experience through converting and improving the branch network; revitalising the product offering; increasing operational and process efficiency; and meeting regulatory requirements.

The cost:income ratio improved one percentage point to 57%. Excluding the impact of settlements on overdraft fees, the cost:income ratio improved two percentage points to 56%.

UK Retail Banking

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	2,996	2,858	2,765
Net fee and commission income	1,299	1,183	1,232
Net premiums from insurance contracts	205	252	342
Other income	17	47	42
Total income	4,517	4,340	4,381
Net claims and benefits on insurance contracts	(35)	(43)	(35)
Total income net of insurance claims	4,482	4,297	4,346
Impairment charges	(602)	(559)	(635)
Net income	3,880	3,738	3,711
Operating expenses excluding amortisation of intangible assets	(2,499)	(2,461)	(2,531)
Amortisation of intangible assets	(20)	(9)	(1)
Operating expenses	(2,519)	(2,470)	(2,532)
Share of post-tax results of associates and joint ventures	8	7	2
Profit before tax	1,369	1,275	1,181
Balance sheet information
Loans and advances to customers	£94.4bn	£82.0bn	£74.7bn
Customer accounts	£89.6bn	£87.1bn	£82.3bn
Total assets	£101.4bn	£88.5bn	£81.7bn
Performance ratios
Cost:income ratio	56%	57%	58%
Other financial measures
Risk tendency	£520m	£470m	£500m
Risk weighted assets[a]	£30.5bn	£31.5bn	£43.0bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

34	Barclays Annual Report 2008

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Barclays Commercial Bank

Barclays Commercial Bank is one of the UK’s leading providers of banking solutions to business customers and clients with an annual turnover of more than £1m.

What we do

Barclays Commercial Bank provides banking services to more than 81,000 customers in the UK via a network of relationship, regional, industry-sector and product specialists.

Working closely with our clients to understand their needs, we deliver financing, risk management, trade and cash management solutions constructed from a comprehensive suite of products, expertise and services. This includes specialist asset financing and leasing facilities.

Performance

2008/07

Barclays Commercial Bank profit before tax decreased 7% (£91m) to £1,266m (2007: £1,357m) reflecting a resilient performance in challenging market conditions. The impact of growth in net fee and commission income and continued strong growth in customer lending was offset by increased impairment charges and higher operating expenses.

Income increased 7%(£181m)to£2,745m (2007:£2,564m).

Net interest income improved 1% (£10m) to £1,757m (2007: £1,747m). There was strong growth in average customer assets, particularly term loans, which increased 14% to £61.7bn (2007: £53.9bn) reflecting the continued commitment to lend to viable businesses. Average customer accounts grew 3% to £47.6bn (2007: £46.4bn).

Non-interest income increased to 36% of total income (2007: 32%) partly reflecting continued focus on cross sales and efficient balance sheet utilisation. Net fee and commission income increased 15% (£111m) to £861m (2007: £750m) due to increased income from foreign exchange, derivative sales and debt fee income.

Income from principal transactions fell to £22m (2007: £56m) due to lower equity realisations.

Other income of £105m (2007: £11m) included a £39m gain arising from the restructuring of Barclays interest in a third party finance operation. This gain was offset by a broadly similar tax charge. Other income also included £29m (2007: £7m) rental income from operating leases.

Highlights

Key facts
	2008	2007	2006
Number of customers	81,200	83,800	77,100
Number of colleagues	9,800	9,200	8,100

Barclays Annual Report 2008	35

Impairment charges increased 42% (£122m) to £414m (2007: £292m) primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter as the UK corporate credit environment deteriorated. Impairment as a percentage of period-end loans and advances to customers and banks increased to 0.60% (2007: 0.45%).

Operating expenses increased 14% (£134m) to £1,063m (2007: £929m) reflecting lower gains on the sale of property of £10m (2007: £40m), investment in a new payments capability (2008: £69m, 2007: £42m), growth in the operating lease business (2008: £31m, 2007: £7m) and investment in risk and operations infrastructure, sales force capability and product specialists.

2007/06

Barclays Commercial Bank profit before tax decreased £5m to £1,357m (2006: £1,362m) due to continued good income growth partially offset by lower gains from business disposals. Profit before business disposals increased 4% to £1,343m (2006: £1,286m).

Income increased 7% (£160m) to £2,564m (2006: £2,404m). Non-interest income increased to 32% of total income (2006: 29%), reflecting continuing focus on cross sales and efficient balance sheet utilisation. There was very strong growth in net fee and commission income, which increased 17% (£107m) to £750m (2006: £643m) due to very strong performance in lending fees. There was also good growth in transaction related income, foreign exchange and derivatives transactions undertaken on behalf of clients.

Net interest income improved 2% (£37m) to £1,747m (2006: £1,710m). Average customer lendings increased 3% to £53.9bn (2006: £52.3bn). Average customer accounts grew 4% to £46.4bn (2006: £44.8bn).

Income from principal transactions primarily reflecting venture capital and other equity realisations increased 87% (£26m) to £56m (2006: £30m).

Impairment charges increased 15% (£39m) to £292m (2006: £253m), mainly due to a higher level of impairment losses in Larger Business as impairment trended towards risk tendency. There was a reduction in impairment levels in Medium Business due to a tightening of the lending criteria.

Operating expenses increased 7% (£61m) to £929m (2006: £868m). Operating expenses are net of gains of £39m (2006: £60m) on the sale of property. Growth in operating expenses was focused on continuing investment in operations, infrastructure, and new initiatives in product development and sales capability.

Barclays Commercial Bank

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	1,757	1,747	1,710
Net fee and commission income	861	750	643
Net trading income	3	9	2
Net investment income	19	47	28
Principal transactions	22	56	30
Other income	105	11	21
Total income	2,745	2,564	2,404
Impairment charges and other credit provisions	(414)	(292)	(253)
Net income	2,331	2,272	2,151
Operating expenses excluding amortisation of intangible assets	(1,048)	(924)	(867)
Amortisation of intangible assets	(15)	(5)	(1)
Operating expenses	(1,063)	(929)	(868)
Share of post-tax results of associates and joint ventures	(2)	–	3
Profit on disposal of subsidiaries, associates and joint ventures	–	14	76
Profit before tax	1,266	1,357	1,362
Balance sheet information
Loans and advances to customers	£67.5bn	£63.7bn	£56.6bn
Loans and advances to customers including those designated at fair value	£80.5bn	£70.7bn	£62.1bn
Customer accounts	£60.6bn	£60.8bn	£57.4bn
Total assets	£84.0bn	£74.6bn	£66.2bn
Performance ratios
Cost:income ratio	39%	36%	36%
Other financial measures
Risk Tendency	£400m	£305m	£300m
Risk weighted assets[a]	£63.1bn	£57.0bn	£50.3bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

36	Barclays Annual Report 2008

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Barclaycard

Barclaycard is a multi-brand international credit card, consumer lending and payment processing business. Our credit card was the first to be launched in the UK in 1966 and is now one of the leading credit card businesses in Europe, with a fast growing business in the United States and South Africa.

What we do

In the UK our activities include all Barclaycard branded credit cards, secured lending business and Barclays Partner Finance, our retail finance business. In addition to these activities, Barclaycard also operates partnership cards with leading brands such as SkyCard. We continue to lead the UK market and we strengthened our position in 2008 with the purchase of the Goldfish portfolio, adding more than 1m customers to our growing customer base.

Barclaycard’s international presence continues to grow very strongly, with international customers now almost equalling the number in the UK. We currently operate in Germany, South Africa and the United States, where we are one of the fastest-growing credit card businesses. In Scandinavia, we operate through Entercard, a joint venture with Swedbank.

Our payment processing business, Barclaycard Business, processes card payments for 89,000 retailers and merchants, and issues credit and charge cards to corporate customers and the UK Government. It is Europe’s number one issuer of Visa Commercial Cards with over 132,000 corporate customers.

Performance

2008/07

Barclaycard profit before tax increased 31% (£186m) to £789m (2007: £603m), driven by strong international income growth and lower UK impairment charges. 2008 profit included £40m from the acquisition of, and contribution from, Goldfish, Discover’s UK credit card business, acquired on 31st March 2008. The scale of the UK and international businesses increased substantially with total customer numbers up 31% to 23.3m.

Income increased 27% (£689m) to £3,219m (2007: £2,530m), reflecting strong growth in Barclaycard International and £156m from the inclusion of Goldfish, partially offset by a decline in FirstPlus following its closure to new business.

Net interest income increased 30% (£412m) to £1,786m (2007: £1,374m), driven by 58% growth in international average extended credit card balances to £5.2bn.

Net fee and commission income increased 14% (£156m) to £1,299m (2007: £1,143m), driven by growth in Barclaycard International.

Investment income increased £69m to £80m (2007: £11m), reflecting a £64m gain from the Visa IPO and a £16m gain from the sale of shares in MasterCard.

Other income increased £44m to £19m (2007: £25m loss), reflecting a gain from a portfolio sale in the United States. 2007 results reflected a £27m loss on disposal of part of the Monument card portfolio.

Impairment charges increased 33% (£270m) to £1,097m (2007: £827m), reflecting £252m growth in charges in the international businesses and £68m from the inclusion of Goldfish. These factors were partially offset by £50m lower impairment in the other UK businesses with reduced flows into delinquency and lower levels of arrears.

Highlights

Performance indicators

Key facts
	2008	2007	2006
Number of Barclaycard UK customers	11.7m	10.1m	9.8m
UK credit cards – average outstanding balances	£9.9bn	£8.4bn	£9.4bn
UK credit cards – average extended credit balances	£8.0bn	£6.9bn	£8.0bn
Number of Barclaycard
International customers	11.6m	7.7m	6.0m
International – average outstanding balance	£6.5bn	£4.1bn	£3.1bn
International – average extended credit balances	£5.2bn	£3.3bn	£2.5bn
Secured lending – average outstanding balance	£4.7bn	£4.3bn	£3.4bn
Number of retailer relationships	89,000	93,000	93,000

Barclays Annual Report 2008	37

Operating expenses increased 30% (£329m) to £1,422m (2007: £1,093m), reflecting continued international growth and increased marketing investment. Operating expenses reflected Goldfish expenses of £140m, including restructuring costs of £64m.

The acquisition of Goldfish resulted in a gain on acquisition of £92m.

Barclaycard International maintained its strong growth momentum, delivering a 71% (£108m) increase in profit before tax to £260m (2007: £152m). Barclaycard US profit before tax was US$249m which exceeded delivery of the financial plan of US$150m set out at the time of acquisition. Strong balance sheet growth in Barclaycard US included US$1.9bn of credit card receivables acquired from FIA Card Services in August 2008, furthering the existing partnership agreement with US Airways. The acquisition of a majority stake in Woolworths Financial Services in October 2008, added 1.6 million customers to the existing Absa credit card business in South Africa. The Entercard joint venture with Swedbank continued to build presence in Norway, Sweden and Denmark.

2007/06

Barclaycard profit before tax increased 16% (£81m) to £603m (2006: £522m), driven by strong international growth coupled with a significant improvement in UK impairment charges. Other income included a £27m loss on disposal of part of the Monument card portfolio. 2006 results reflected a property gain of £38m.

Income decreased 2% (£46m) to £2,530m (2006: £2,576m), reflecting strong growth in Barclaycard International, offset by a decline in UK Cards revenue resulting from a more cautious approach to lending in the UK and a £27m loss on disposal of part of the Monument card portfolio.

Net interest income increased 1% (£11m) to £1,374m (2006: £1,363m), due to strong organic growth in international average extended credit card balances, up 32% to £3.3bn and average secured consumer lending balances up 26% to £4.3bn, partially offset by lower UK average extended credit card balances which fell 14% to £6.9bn.

Net fee and commission income fell 3% (£40m) to £1,143m (2006: £1,183m), with growth in Barclaycard International offset by our actions in response to the Office of Fair Trading’s findings on late and overlimit fees in the UK which were implemented in August 2006.

Impairment charges improved 21% (£226m) to £827m (2006: £1,053m), reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by an increase in impairment charges in Barclaycard International and secured consumer lending.

Operating expenses increased 10% (£100m) to £1,093m (2006: £993m). Excluding a property gain of £38m in 2006, operating expenses increased 6% (£62m), reflecting continued investment in expanding our businesses in Europe and the United States. Costs in the UK businesses were broadly flat, with investment in new UK product innovations such as Barclaycard OnePulse being funded out of operating efficiencies.

Barclaycard International continued to gain momentum, delivering a profit before tax of £152m against a profit before tax of £8m in 2006. The Entercard joint venture continued to perform ahead of plan and entered the Danish market, extending its reach across the Scandinavian region. Barclaycard US was profitable, with very strong average balance growth and a number of new card partnerships, including Lufthansa Airlines and Princess Cruise Lines.

Barclaycard

	2008	2007	2006
	£m	£m	£m
Income statement information
Net interest income	1,786	1,374	1,363
Net fee and commission income	1,299	1,143	1,183
Net tracking income	2	–	–
Net investment income	80	11	20
Principal transactions	82	11	20
Net premiums from insurance contracts	44	40	18
Other income	19	(25)	–
Total income	3,230	2,543	2,584
Net claims and benefits incurred on insurance contracts	(11)	(13)	(8)
Total income net of insurance claims	3,219	2,530	2,576
Impairment charges and other credit provisions	(1,097)	(827)	(1,053)
Net income	2,122	1,703	1,523
Operating expenses excluding amortisation of intangible assets	(1,361)	(1,057)	(969)
Amortisation of intangible assets	(61)	(36)	(24)
Operating expenses	(1,422)	(1,093)	(993)
Share of post-tax results of associates and joint ventures	(3)	(7)	(8)
Gain on acquisition	92	–	–
Profit before tax	789	603	522
Balance sheet information
Loans and advances to customers	£27.4bn	£19.7bn	£18.1bn
Total assets	£30.9bn	£22.1bn	£20.0bn
Performance ratios
Cost: income ratio	44%	43%	39%
Other financial measures
Risk Tendency	£1,475m	£955m	£1,090m
Risk weighted assets [a]	£27.3bn	£20.2bn	£16.9bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

38	Barclays Annual Report 2008

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Western Europe

GRCB – Western Europe comprises our retail and commercial banking operations as well as our Barclaycard businesses in Spain, Portugal, France and Italy.

What we do

GRCB – Western Europe serves more than 2m retail and commercial banking customers in France, Italy, Portugal and Spain through a variety of distribution channels including 961 branches, 184 sales centres and 988 ATMs.

GRCB – Western Europe provides a variety of products and services including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments and insurance products, serving the needs of Barclays retail, mass affluent and corporate customers.

Performance

2008/07

GRCB – Western Europe profit before tax grew 31% (£61m) to £257m (2007: £196m), despite challenging market conditions in Spain and accelerated investment in the expansion of the franchise. Distribution points increased 347 to 1,145 (2007: 798), including 149 in Italy. Strong income growth including gains of £82m from the Visa IPO and the sale of shares in MasterCard was partially offset by increased impairment and higher operating costs. Profit before tax was favourably impacted by the 16% appreciation in the average value of the Euro against Sterling.

Income increased 53% (£493m) to £1,430m (2007: £937m), reflecting growth in both net interest income and net fee and commission income.

Net interest income increased 62% (£329m) to £856m (2007: £527m), driven by a 63% increase in customer liabilities to £15.3bn (2007: £9.4bn) and a 53% increase in customer assets to £53.5bn (2007: £35.0bn).

Net fee and commission income increased 19% (£61m) to £383m (2007: £322m). Increased fees in retail and in the life insurance businesses were offset by lower market-related investment revenue.

Principal transactions grew £59m to £165m (2007: £106m) including gains from the Visa IPO (£65m) and the sale of shares in MasterCard (£17m) which enabled GRCB – Western Europe to invest in the expansion of the business.

Impairment charges increased £220m to £296m (2007: £76m). This increase was principally due to higher charges in Spanish commercial property (£82m) and deterioration of the Spanish credit card portfolio (£66m) as a consequence of the rapid slowdown in the Spanish economy.

Operating expenses increased 38% (£256m) to £929m (2007: £673m), reflecting the rapid expansion of the retail distribution network and the strengthening of the Premier segment. Operating expenses also included £55m (2007: £22m) gains from the sale of property.

Gain on acquisition of £52m (2007: £nil) arose from the purchase of the Italian residential mortgage business of Macquarie Bank Limited in November 2008.

2007/06

GRCB – Western Europe profit before tax increased 21% (£34m) to £196m (2006: £162m). The performance reflected strong income growth driven by an increase in distribution points of 145 to 798 (2006: 653).

Income increased 25% (£186m) to £937m (2006: £751m), reflecting strong growth in net fee and commission income and principal transactions.

Net interest income increased 21% (£91m) to £527m (2006: £436m), driven by a 38% increase in customer liabilities to £9.4bn (2006: £6.8bn) and a 30% increase in customer assets to £35.0bn (2006: £26.9bn).

Net fee and commission income increased 30% (£74m) to £322m (2006: £248m), driven by the expansion of the customer base.

Principal transactions grew 34% (£27m) to £106m (2006: £79m), reflecting gains on equity investments.

Impairment charges grew 100% (£38m) to £76m (2006: £38m), reflecting very strong balance sheet growth.

Operating expenses grew 22% (£123m) to £673m (2006: £550m), driven by the expansion of the distribution network. Operating expenses included property sales in Spain of £22m (2006: £55m).

Highlights

Performance indicators

Key facts

	2008	2007	2006
Number of distribution points	1,145	798	653

Barclays Annual Report 2008	39

GRCB – Western Europe

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	856	527	436
Net fee and commission income	383	322	248
Net trading income	4	13	14
Net investment income	161	93	65
Principal transactions	165	106	79
Net premiums from insurance contracts	352	145	110
Other income	39	7	16
Total income	1,795	1,107	889
Net claims and benefits incurred under insurance contracts	(365)	(170)	(138)
Total income net of insurance claims	1,430	937	751
Impairment charges	(296)	(76)	(38)
Net income	1,134	861	713
Operating expenses excluding amortisation of intangible assets	(915)	(665)	(542)
Amortisation of intangible assets	(14)	(8)	(8)
Operating expenses	(929)	(673)	(550)
Share of post-tax results of associates and joint ventures	–	–	(1)
Profit on disposal of subsidiaries, associates and joint ventures	–	8	–
Gain on acquisition	52	–	–
Profit before tax	257	196	162
Balance sheet information
Loans and advances to customers	£53.5bn	£35.0bn	£26.9bn
Customer accounts	£15.3bn	£9.4bn	£6.8bn
Total assets	£64.7bn	£43.7bn	£33.5bn
Performance ratios
Cost: income ratio	65%	72%	73%
Other financial measures
Risk Tendency	£270m	£135m	£90m
Risk weighted assets[a]	£36.5bn	£25.0bn	£17.6bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

40	Barclays Annual Report 2008

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Emerging Markets

GRCB – Emerging Markets comprises our retail and commercial banking operations, as well as our Barclaycard businesses, in 14 countries across Africa, the Middle East and South East Asia.

What we do

GRCB – Emerging Markets serves retail and commercial banking customers in Botswana, Egypt, Ghana, India, Kenya, Mauritius, Pakistan, Russia, Seychelles, Tanzania, Uganda, the UAE, Zambia and Zimbabwe.

Through a network of more than 830 distribution points and 1,440 ATMs, we provide 4.2m customers and clients with a full range of products and services. This includes current accounts, savings, investments, mortgages and secured and unsecured lending.

Performance

2008/07

GRCB – Emerging Markets profit before tax increased 34% (£34m) to £134m (2007: £100m). Very strong income growth, including £82m from the Visa IPO and the sale of shares in MasterCard, absorbed the increased investment across existing and new markets and higher impairment charges. The number of distribution points increased 286 to 836 (2007: 550). New market entries in 2008 comprised the acquisition of Expobank in Russia, the launch of a new business in Pakistan and the announced acquisition of Bank Akita in Indonesia.

Income increased 91% (£486m) to £1,019m (2007: £533m), reflecting growth in lending, deposit taking and fee-driven transactional revenues.

Net interest income increased 93% (£297m) to £616m (2007: £319m), loans and advances to customers increased 98% to £10.1bn (2007: £5.1bn). Customer accounts increased 55% to £9.6bn (2007: £6.2bn).

Highlights

Performance indicators

Key facts
	2008	2007	2006
Number of distribution points	836	550	214

Barclays Annual Report 2008	41

Net fee and commission income increased 59% (£83m) to £223m (2007: £140m), primarily driven by very strong growth in commercial banking and treasury fee income.

Principal transactions increased £97m to £169m (2007: £72m), reflecting higher foreign exchange income, a gain of £68m relating to the Visa IPO and a gain of £14m from the sale of shares in MasterCard.

Impairment charges increased £127m to £166m (2007: £39m), reflecting higher assets and delinquencies, particularly in India and increased wholesale impairment in Africa.

Operating expenses increased 82% (£324m) to £719m (2007: £395m), reflecting continued investment in new markets and expansion of the business in existing markets, with investment in infrastructure and the roll-out of global platforms.

2007/06

GRCB – Emerging Markets profit before tax decreased 74% to £100m (2006: £384m). The performance in 2006 reflected the sale of First Carribean International Bank which resulted in a profit of £247m in December 2006. In addition, profits of £41m were generated by the First Carribean business up to date of sale. Excluding First Carribean, the performance reflected very strong income growth driven by a rapid growth in distribution points to 550 (2006: 214), as well as the launch of new businesses in India and UAE.

Income increased 35% (£137m) to £533m (2006: £396m) driven by new business in India and UAE and excellent performances in Egypt, Kenya and Ghana.

Net interest income increased 30% (£73m) to £319m (2006: £246m). Total customer loans increased 89% (£2.4bn) to £5.1bn (2006: £2.7bn) with lending margins improving with changing product mix. Customer deposits increased 47% (£2.0bn) to £6.2bn (2006: £4.2bn), driven by growth across the markets.

Net fee and commission income declined marginally (£1m) to £140m (2006: £141m).

Principal transactions increased £68m to £72m (2006: £4m), reflecting gains on equity investments and higher foreign exchange income across markets.

Impairment charges rose 30% (£9m) to £39m (2006: £30m). The increase reflected very strong balance sheet growth in 2006 and 2007.

Operating expenses grew 46% (£125m) to £395m (2006: £270m), driven by the rapid expansion of the distribution network across all markets and investment in people and infrastructure to support future growth across the franchise.

GRCB – Emerging Markets

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	616	319	246
Net fee and commission income	223	140	141
Net trading income	78	56	3
Net investment income	91	16	1
Principal transactions	169	72	4
Net premiums from insurance contracts	–	–	1
Other income	11	2	4
Total income	1,019	533	396
Impairment charges	(166)	(39)	(30)
Net income	853	494	366
Operating expenses excluding amortisation of intangible assets	(711)	(391)	(269)
Amortisation of intangible assets	(8)	(4)	(1)
Operating expenses	(719)	(395)	(270)
Share of post-tax results of associates and joint ventures	–	1	41
Profit on disposal of subsidiaries, associates and joint ventures	–	–	247
Profit before tax	134	100	384
Balance sheet information
Loans and advances to customers	£10.1bn	£5.1bn	£2.7bn
Customer accounts	£9.6bn	£6.2bn	£4.2bn
Total assets	£14.7bn	£9.2bn	£5.2bn
Performance ratios
Cost: income ratio	71%	74%	68%
Other financial measures
Risk Tendency	£350m	£140m	£35m
Risk weighted assets [a]	£15.1bn	£10.5bn	£3.3bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

42	Barclays Annual Report 2008

Financial review

Analysis of results by business

Global Retail and Commercial Banking

Absa

GRCB – Absa comprises three operating divisions: Retail Banking, Commercial Banking and a Bancassurance division. The Absa Group’s other businesses are Absa Capital and Absa Card, which are included in Barclays Capital and Barclaycard respectively.

What we do

GRCB – Absa forms part of Absa Group Limited, one of South Africa’s largest financial services groups, listed on the Johannesburg Stock Exchange Limited. GRCB – Absa offers a complete range of banking products and services, including current accounts, savings products, bancassurance, mortgages, instalment finance and wealth management. It also offers customised business solutions for commercial and large corporate customers.

Absa’s business is conducted primarily in South Africa. In addition to this, the Group has equity holdings in banks in Mozambique, Angola and Tanzania.

Absa serves more than 10m customers through a range of physical channels that include 1,177 distribution points and 8,719 ATMs, as well as electronic channels such as telephone and online banking.

Performance

2008/07

Global Retail and Commercial Banking – Absa

GRCB – Absa profit before tax decreased 8% (£45m) to £552m (2007: £597m), owing to challenging market conditions and the 7% depreciation in the average value of the Rand against Sterling. Profit before tax included a gain of £47m relating to the Visa IPO. Very strong Rand income growth was partially offset by increased impairment and investment in the expansion of the franchise by 176 distribution points to 1,177 (2007: 1,001).

Total income increased 10% (£211m) to £2,324m (2007: £2,113m).

Net interest income improved 5% (£49m) to £1,104m (2007: £1,055m) reflecting strong balance sheet growth. Average customer assets increased 9% to £27.7bn (2007: £25.3bn), primarily driven by retail and commercial mortgages and commercial cheque accounts. Average customer liabilities increased 17% to £13.5bn (2007: £11.5bn), primarily driven by retail savings.

Net fee and commission income increased 11% (£78m) to £762m (2007: £684m), underpinned by retail transaction volume growth.

Highlights

Performance indicators

Key facts
	2008	2007	2006
Number of ATMs	8,719	8,162	7,411
Number of corporate customers	107,000	100,000	84,000

Barclays Annual Report 2008	43

Principal transactions increased £41m to £111m (2007: £70m) reflecting gains on economic hedges relating to the commercial property finance and liquid asset portfolios.

Other income increased £36m to £113m (2007: £77m), reflecting a gain of £47m from the Visa IPO.

Impairment charges increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Operating expenses increased 3% (£38m) to £1,305m (2007: £1,267m). The cost:income ratio improved from 63% to 59%.

2007/06

Global Retail and Commercial Banking – Absa

GRCB – Absa profit before tax decreased 2% (£12m) to £597m (2006: £609m) mainly owing to the weaker currency. The impact of the weaker currency was offset by very good performances from Retail Banking and Absa Corporate and Business Bank. Key factors impacting the results included: very strong asset and income growth; the diversification of earnings in favour of investment banking and commercial banking; an increased retail credit impairment charge, and the achievement of the Absa – Barclays synergy target 18 months ahead of schedule.

Income decreased 2% (£32m) to £1,999m (2006: £2,031m).

Net interest income increased by 7% (£72m) to £1,055m (2006: £983m), driven by growth in loans and advances and deposits at improved margins. Loans and advances to customers increased 27% from 31st December 2006 mainly driven by growth of 23% in mortgages.

Net fee and commission income decreased by 9% (£70m) to £684m (2006: £754m) mainly owing to the weaker currency. The increase in local currency reflects a growth of 3% underpinned by increased transaction volumes in Retail Banking and Absa Corporate and Business Bank.

Principal transactions decreased £36m to £70m (2006: £106m) reflecting losses on economic hedges relating to the commercial property finance and liquid asset portfolios.

Other income increased £23m to £77m (2006: £54m).

Impairment charges increased £34m to £146m (2006: £112m) from the cyclically low levels of recent years, Arrears in retail portfolios increased driven by interest rate increases in 2006 and 2007. Impairment charges as a percentage of loans and advances to customers was 0.49%, ahead of the 0.48% charge in 2006 but within long-term industry averages.

Operating expenses decreased 4% (£52m) to £1,267m (2006: £1,319m), resulting from the realisation of synergy benefits of R1,428m (£100m) thus achieving the synergy target of R1.4bn 18 months ahead of schedule. This was partially offset by the increased investment in new distribution outlets and staff in order to support continued growth in volumes and customers.

GRCB – Absa
	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	1,104	1,055	983
Net fee and commission income	762	684	754
Net trading income/(expense)	6	–	(11)
Net investment income	105	70	117
Principal transactions	111	70	106
Net premiums from insurance contracts	234	227	240
Other income	113	77	54
Total income	2,324	2,113	2,137
Net claims and benefits incurred under insurance contracts	(126)	(114)	(106)
Total income net of insurance claims	2,198	1,999	2,031
Impairment charges	(347)	(146)	(112)
Net income	1,851	1,853	1,919
Operating expenses excluding amortisation of intangible assets	(1,255)	(1,212)	(1,250)
Amortisation of intangible assets	(50)	(55)	(69)
Operating expenses	(1,305)	(1,267)	(1,319)
Share of post-tax results of associates and joint ventures	5	6	9
Profit on disposal of subsidiaries, associates and joint ventures	1	5	–
Profit before tax	552	597	609
Balance sheet information
Loans and advances to customers	£32.7bn	£29.9bn	£23.5bn
Customer accounts	£17.0bn	£13.0bn	£10.9bn
Total assets	£40.4bn	£36.4bn	£29.6bn
Performance ratios
Cost:income ratio	59%	63%	65%
Other financial measures
Risk Tendency	£255m	£190m	£130m
Risk weighted assets[a]	£18.8bn	£17.8bn	£19.8bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

44	Barclays Annual Report 2008

Financial review

Analysis of results by business

Investment Banking and Investment Management

Barclays Capital

Barclays Capital is a leading global investment bank providing large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs.

What we do

Barclays Capital is a global investment bank, which offers clients the full range of services covering strategic advisory and M&A; equity and fixed income capital raising and corporate lending; and risk management across foreign exchange, interest rates, equities and commodities.

Activities are organised into three principal areas: Global Markets, which includes commodities, credit products, equities, foreign exchange, interest rate products; Investment Banking, which includes corporate advisory, Mergers and Acquisitions, equity and fixed-income capital raising and corporate lending; and Private Equity and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa.

Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Performance

2008/07

In an exceptionally challenging market environment Barclays Capital profit before tax decreased 44% (£1,033m) to £1,302m (2007: £2,335m). Profit before tax included a gain on the acquisition of Lehman Brothers North American businesses of £2,262m. Absa Capital profit before tax grew 13% to £175m (2007: £155m).

Net income included gross losses of £8,053m (2007: £2,999m) due to continuing dislocation in the credit markets. These losses were partially offset by income and hedges of £1,433m (2007: £706m), and gains of £1,663m (2007: £658m) from the general widening of credit spreads on structured notes issued by Barclays Capital. The gross losses, comprised £6,290m (2007: £2,217m) against income and £1,763m (2007: £782m) in impairment charges. Further detail is provided on page 94.

The integration of the Lehman Brothers North American businesses is complete and the acquired businesses made a positive contribution, with good results in equities, fixed income and advisory. There was a gain on acquisition of £2,262m. Not included in this gain is expenditure relating to integration of the acquired business.

Income was down 27% at £5,231m (2007: £7,119m) driven by the impact of the market dislocation. There was very strong underlying growth in the US driven by fixed income, prime services and the acquired businesses. In other regions income fell driven by the challenging environment.

Net trading income decreased 60% (£2,233m) to £1,506m (2007: £3,739m) reflecting losses from the credit market dislocation and weaker performance in credit products and equities. This was partially offset by significant growth in interest rates, foreign exchange, emerging markets and prime services. Average DVaR at 95% increased by 64% to £53.4m driven by higher credit spread and interest rate risk.

Net investment income decreased 41% (£394m) to £559m reflecting the market conditions. Net interest income increased 46% (£545m) to £1,724m (2007: £1,179m), driven by strong results in global loans and money markets. Net fee and commission income from advisory and origination activities increased 16% (£194m) to £1,429m. The corporate lending portfolio, including leveraged finance, increased 46% to £76.6bn (31st December 2007: £52.3bn) driven by the decline in the value of Sterling relative to other currencies as well as draw downs on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions.

Impairment charges and other credit provisions of £2,423m (2007: £846m) included £1,763m (2007: £782m) due to the credit market dislocation. Other impairment charges of £660m (2007: £64m) principally related to private equity, prime services and the loan book.

Operating expenses fell 5% (£199m) to £3,774m (2007: £3,973m) due to lower performance related pay, partially offset by operating costs of the acquired businesses.

Total headcount increased 6,900 to 23,100 (31st December 2007: 16,200). Prior to the acquisition of Lehman Brothers North American businesses, headcount during 2008 was materially unchanged except for hiring associated with the annual global graduate programme. The acquisition initially added 10,000 to the headcount but there were reductions in the fourth quarter as the US businesses were integrated.

Highlights

Key facts
League table rankings	2008	2007	2006
Rankings:
Global All Bonds	1	2	1
US Investment Grade	3	10	7
US Government Securities Survey	1	1	8
Foreign Exchange Survey	3	5	4
US M&A	4	–	–

Barclays Annual Report 2008	45

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

The US sub-prime driven market dislocation affected performance in the second half of 2007. Exposures relating to US sub-prime were actively managed and declined over the period. Barclays Capital’s 2007 results reflected gross losses of £2,999m (2006: £nil) due to the dislocation of credit markets. These losses were partially offset by income and hedges of £706m (2006: £nil) and gains of £658m (2006: £nil) from the general widening of credit spreads on structured notes issued by Barclays Capital. The gross losses comprised £2,217m (2006: £nil) against income and £782m (2006: £nil) in impairment charges.

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

Net trading income increased 5% (£177m) to £3,739m (2006: £3,562m) with strong contributions from fixed income, commodities, equities, foreign exchange and prime services businesses. These were largely offset by net losses in the business affected by sub-prime mortgage related write-downs. The general widening of credit spreads that occurred over the course of the second half of 2007 also reduced the carrying value of the £40.7bn of structured notes issued by Barclays Capital held at fair value on the balance sheet, resulting in gains of £658m (2006: £nil). Net investment income increased 66% (£380m) to £953m (2006: £573m) as a result of a number of private equity realisations, investment disposals in Asia and structured capital markets transactions. Net interest income increased 2% (£21m) to £1,179m (2006: £1,158m), driven by higher contributions from money markets. The corporate lending portfolio increased 29% to £52.3bn (2006: £40.6bn), largely due to an increase in drawn leveraged finance positions and a rise in drawn corporate loan balances.

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

Barclays Capital
	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	1,724	1,179	1,158
Net fee and commission income	1,429	1,235	952
Net trading income	1,506	3,739	3,562
Net investment income	559	953	573
Principal transactions	2,065	4,692	4,135
Other income	13	13	22
Total income	5,231	7,119	6,267
Impairment charges and other credit provisions	(2,423)	(846)	(42)
Net income	2,808	6,273	6,225
Operating expenses excluding amortisation of intangible assets	(3,682)	(3,919)	(3,996)
Amortisation of intangible assets	(92)	(54)	(13)
Operating expenses	(3,774)	(3,973)	(4,009)
Share of post-tax results of associates and joint ventures	6	35	–
Gain on acquisition	2,262	–	–
Profit before tax	1,302	2,335	2,216
Balance sheet information
Total assets	£1,629.1bn	£839.9bn	£657.9bn
Performance ratios
Cost:income ratio	72%	56%	64%
Other financial measures
Risk Tendency	£415m	£140m	£95m
Risk weighted assets[a]	£227.4bn	£178.2bn	£137.6bn
Average DVaR (95%)[b]	£53.4m	£32.5m	£37.1m

Notes

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

b	Average DVaR for 2007 and 2006 are calculated with a 98% confidence level.

46	Barclays Annual Report 2008

Financial review

Analysis of results by business

Investment Banking and

Investment Management

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services. We are the global leader in assets and products in the exchange traded funds business, with 360 funds for institutions and individuals trading globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

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

Performance

2008/07

Barclays Global Investors profit before tax decreased 19% (£139m) to £595m (2007: £734m). Profit was impacted by the cost of provision of selective support of liquidity products of £263m (2007: £80m) and an 8% appreciation in the average value of the US Dollar against Sterling.

Income declined 4% (£82m) to £1,844m (2007: £1,926m).

Net fee and commission income declined 1% (£19m) to £1,917m (2007: £1,936m). This was primarily attributable to reduced incentive fees of £49m (2007: £198m), partially offset by increased securities lending revenue.

Operating expenses increased 5% (£57m) to £1,249m (2007: £1,192m). Operating expenses included charges of £263m (2007: £80m) related to selective support of liquidity products, partially offset by a reduction in performance related costs. The cost:income ratio increased to 68% (2007: 62%).

Highlights

Performance indicators

Key facts

	2008	2007	2006
Assets under management
(£):	1,040bn	1,044bn	927bn
– indexed	653bn	615bn	566bn
– iShares	226bn	205bn	147bn
– active	161bn	224bn	214bn
Net new assets in period (£)	61bn	42bn	37bn

Assets under management
(US$):	1,495bn	2,079bn	1,814bn
– indexed	939bn	1,225bn	1,108bn
– iShares	325bn	408bn	287bn
– active	231bn	446bn	419bn
Net new assets in period (US$)	99bn	86bn	68bn
Number of iShares products	360	324	191
Number of institutional clients	3,000	3,000	2,900

Barclays Annual Report 2008	47

Total assets under management remained flat at £1,040bn (2007: £1,044bn) comprising £61bn of net new assets, £234bn of favourable exchange movements and £299bn of adverse market movements. In US Dollar terms assets under management decreased 28% (US$584bn) to US$1,495bn (2007: US$2,079bn), comprising US$99bn of net new assets, US$130bn of negative exchange rate movements and US$553bn of negative market movements.

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

Total assets under management increased 13% (£117bn) to £1,044bn (2006: £927bn) comprising £42bn of net new assets, £12bn attributable to the acquisition of Indexchange Investment AG (Indexchange), £66bn of favourable market movements and £3bn of adverse exchange movements. In US Dollar terms assets under management increased 15% (US$265bn) to US$2,079bn (2006: US$1,814bn), comprising US$86bn of net new assets, US$23bn attributable to acquisition of Indexchange, US$127bn of favourable market movements and US$29bn of positive exchange rate movements.

Barclays Global Investors

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest (expense)/income	(38)	(8)	10
Net fee and commission income	1,917	1,936	1,651
Net trading income	(14)	5	2
Net investment (expense)/income	(29)	(9)	2
Principal transactions	(43)	(4)	4
Other income	8	2	–
Total income	1,844	1,926	1,665
Operating expenses excluding amortisation of intangible assets	(1,234)	(1,184)	(946)
Amortisation of intangible assets	(15)	(8)	(5)
Operating expenses	(1,249)	(1,192)	(951)
Profit before tax	595	734	714
Balance sheet information
Total assets	£71.3bn	£89.2bn	£80.5bn
Performance ratios
Cost:income ratio	68%	62%	57%
Other financial measures
Risk weighted assets[a]	£3.9bn	£4.4bn	£1.4bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

48	Barclays Annual Report 2008

Financial review

Analysis of results by business

Investment Banking and Investment Management

Barclays Wealth

Barclays Wealth focuses on high net worth, affluent and intermediary clients worldwide. We are the UK’s leading wealth manager by client assets. We have 7,900 staff in over 20 countries and have total client assets of £145bn. We have offices across the Americas following the acquisition of Lehman Brothers Private Investment Management in 2008.

What we do

Barclays Wealth provides international and private banking, fiduciary services, investment management, and brokerage.

We work closely with all other parts of the Group to leverage synergies from client relationships and product capabilities, for example, offering world-class investment solutions with institutional quality products and services from Barclays Capital and Barclays Global Investors.

Performance

2008/07

Barclays Wealth profit before tax grew 119% (£364m) to £671m (2007: £307m). Profit before gains on disposal increased 12% (£38m) driven by solid income growth and tight cost control, offset by an increase in impairment charges. The closed life assurance business contributed profit before tax of £104m (2007: £110m) prior to its sale in October 2008, which generated a profit on disposal of £326m.

Income increased 3% (£37m) to £1,324m (2007: £1,287m).

Net interest income increased 13% (£55m) to £486m (2007: £431m) reflecting strong growth in both customer deposits and lending. Average deposits grew 19% to £37.2bn (2007: £31.2bn). Average lending grew 31% to £9.7bn (2007: £7.4bn).

Net fee and commission income decreased 3% (£19m) to £720m (2007: £739m) driven by falling equity markets partially offset by increased client assets.

Net investment income, net premiums from insurance contracts and net claims and benefits paid on insurance contracts related wholly to the closed life assurance business. Their overall net impact on income increased marginally to £103m (2007: £95m). The decrease in net investment income, driven by a fall in the value of unit linked contracts and reduced premium income, were offset by reduced net claims and benefits as a result of a fall in the value of linked and non-linked liabilities.

Impairment charges increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

Operating expenses decreased 4% to £935m (2007: £973m) with significant cost savings including a reduction in performance related costs partially offset by increased expenditure in upgrading technology and operating platforms and continued hiring of client-facing staff.

Highlights

Performance indicators

Key facts

	2008	2007	2006
Total client assets	£145.1bn	£132.5bn	£116.1bn

Barclays Annual Report 2008	49

Total client assets, comprising customer deposits and client investments, increased 10% (£12.6bn) to £145.1bn (2007: £132.5bn) with underlying net new asset inflows of £3.2bn and the acquisition of the Lehman Brothers North American businesses offsetting the impact of market and foreign exchange movements and the sale of the closed life assurance book.

2007/06

Barclays Wealth profit before tax showed very strong growth of 25% (£62m) to £307m (2006: £245m). Performance was driven by broadly based income growth, reduced redress costs and tight cost control, partially offset by additional volume-related costs and increased investment in people and infrastructure to support future growth.

Income increased 11% (£127m) to £1,287m (2006: £1,160m).

Net interest income increased 10% (£39m) to £431m (2006: £392m), reflecting strong growth in both customer deposits and lending. Average deposits grew 13% to £31.2bn (2006: £27.7bn). Average lending grew 35% to £7.4bn (2006: £5.5bn), driven by increased lending to high net worth, affluent and intermediary clients.

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

Operating expenses increased 7% to £973m (2006: £913m) with greater volume-related costs and a significant increase in investment partially offset by efficiency gains and lower customer redress costs of £19m (2006: £67m). Ongoing investment programmes included increased hiring of client-facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 76% (2006: 79%).

Total client assets, comprising customer deposits and client investments, increased 14% (£16.4bn) to £132.5bn (2006: £116.1bn), reflecting strong net new asset inflows and the acquisition of Walbrook, an independent fiduciary services company, which completed on 18th May 2007.

Barclays Wealth

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	486	431	392
Net fee and commission income	720	739	674
Net trading income	(11)	3	2
Net investment income	(333)	52	154
Principal transactions	(344)	55	156
Net premiums from insurance contracts	136	195	210
Other income	26	19	16
Total income	1,024	1,439	1,448
Net claims and benefits incurred on insurance contracts	300	(152)	(288)
Total income net of insurance claims	1,324	1,287	1,160
Impairment charges	(44)	(7)	(2)
Net income	1,280	1,280	1,158
Operating expenses excluding amortisation of intangible assets	(919)	(967)	(909)
Amortisation of intangible assets	(16)	(6)	(4)
Operating expenses	(935)	(973)	(913)
Profit on disposal of associates and joint ventures	326	–	–
Profit before tax	671	307	245
Balance sheet information
Loans and advances to customers	£11.4bn	£9.0bn	£6.2bn
Customer accounts	£42.4bn	£34.4bn	£28.3bn
Total assets	£13.3bn	£18.2bn	£15.0bn
Performance ratios
Cost:income ratio	71%	76%	79%
Other financial measures
Risk Tendency	£20m	£10m	£10m
Risk weighted assets [a]	£10.3bn	£8.2bn	£6.1bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

50	Barclays Annual Report 2008

Financial review

Analysis of results by business

Head office functions and other operations

Head office functions and other operations comprises:

–	Head office and central support functions

–	Businesses in transition

–	Inter-segment adjustments

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

Performance

2008/07

Head office functions and other operations loss before tax increased £430m to £858m (2007: £428m).

Total income decreased £185m to a loss of £377m (2007: loss of £192m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head office functions and other operations. The impact of such inter-segment adjustments increased £32m to £265m (2007: £233m). These adjustments included internal fees for structured capital market activities of £141m (2007: £169m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £151m (2007: £65m), both of which reduce net fees and commission income.

Net interest income increased £54m to £182m (2007: £128m) primarily due to a consolidation adjustment between net interest income and trading income required to match the booking of certain derivative hedging transactions between different segments in the Group. This resulted in a £111m increase in net interest income to £143m (2007: £32m) with an equal and opposite decrease in principal transactions.

This was partially offset by an increase in costs in central funding activity due to the money market dislocation, in particular LIBOR resets.

Principal transactions loss increased £135m to £218m (2007: £83m) reflecting the £111m increase in consolidation reclassification adjustment on derivative hedging transactions.

Impairment charges increased £27m to £30m (2007: £3m) mainly reflecting losses on Floating Rate Notes held for hedging purposes.

Operating expenses increased £217m to £451m (2007: £234m). The main drivers of this increase were: a £101m charge for the Group’s share of levies that will be raised by the UK Financial Services Compensation Scheme; £64m costs relating to an internal review of Barclays compliance with US economic sanctions; the non-recurrence of a £58m break fee relating to the ABN Amro transaction; lower rental income and lower proceeds on property sales.

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

Barclays Annual Report 2008	51

Head office functions and other operations

	2008 £m	2007 £m	2006 £m
Income statement information
Net interest income	182	128	80
Net fee and commission income	(486)	(424)	(301)
Net trading (loss)/income	(245)	(66)	40
Net investment income/(expense)	27	(17)	2
Principal transactions	(218)	(83)	42
Net premiums from insurance contracts	119	152	139
Other income	26	35	39
Total income	(377)	(192)	(1)
Impairment (charges)/releases	(30)	(3)	11
Net income	(407)	(195)	10
Operating expenses excluding amortisation of intangible assets	(451)	(233)	(259)
Amortisation of intangible assets	–	(1)	(10)
Operating expenses	(451)	(234)	(269)
Profit on disposal of associates and joint ventures	–	1	–
Loss before tax	(858)	(428)	(259)
Balance sheet information
Total assets	£3.1bn	£5.7bn	£7.1bn
Other financial measures
Risk Tendency	£5m	£10m	£10m
Risk weighted assets [a]	£0.4bn	£1.1bn	£1.9bn

Note

a	Risk weighted assets for 2008 and 2007 are calculated under Basel II. 2006 is calculated under Basel I.

52	Barclays Annual Report 2008

Corporate sustainability

Sustainability and Barclays

At Barclays, we recognise that our sustainability values have an increased importance in the current financial climate. We are focused on: supporting our existing customers; being a bank that welcomes all potential customers; being an equal opportunity employer; our commitment to climate change; and ensuring we behave at all times as a responsible global citizen.

Doing this effectively helps us to reduce our risk and positions us well to capture commercial opportunities arising from the global transition towards a more sustainable future.

Developing our strategic framework

To measure our success in integrating sustainability into our business we have addressed the broad sustainability agenda through five key themes:

–	Customers and Clients

–	Inclusive Banking

–	Diversity and Our People

–	Environment

–	Responsible Global Citizenship

These themes resonate in our businesses, provide a platform for action, and give us a clear purpose and direction. Implementation is driven by actionable goals and robust performance measurement.

We manage and report our progress on the sustainability topics of most significance to our business and our stakeholders. We have determined this in part through:

–	our research initiatives and partnerships

–	dialogue with our stakeholders including customers, investors governments, non-governmental organisations, consumer groups, and journalists across our markets globally

–	internal and external focus groups including hosting consumer roundtables in the UK.

Stakeholder insight and feedback on our sustainability agenda is vital, and encourages us to be open and transparent about the issues our stakeholders are concerned about.

Measuring progress

We aim to measure and monitor our sustainability progress both internally and externally. In 2008, we developed a framework for regular progress reports to the Group Executive Committee and the Board. It provides consistent tracking of our progress by sustainability theme and Business Unit.

Barclays participates in a number of external indices, forums and initiatives which help to measure our progress including the Dow Jones Sustainability Index and FTSE4Good. In 2008, Barclays ranked joint first in the Carbon Disclosure Project’s Leadership Index.

Customers and clients

In 2008, amid widespread uncertainty in financial markets and the wider global economy, it was vital to stay close to our clients and customers, who we recognise have a choice where they bank.

During the year, we worked to help our customers and clients cope with the challenging economic circumstances. Our record of lending responsibly has allowed us to continue mortgage lending in the UK, increasing our share of net new lending from 8% in 2007 to 36% in 2008.

We increased lending to UK SMEs by 6% to a total of £15bn. We also provided support to small businesses in the UK and South Africa and also made significant investment in the Barclays Business Support team which is dedicated to helping business customers in financial difficulty in the UK.

In addition, we have committed to lend an additional 10% (£1.5bn) to SMEs in the UK by the end of 2009. We continue to act on customer and client feedback to develop appropriate products and services to meet different needs.

Inclusive banking

For Barclays, inclusive banking means helping those who are excluded from the financial system to join and benefit from it.

We have dedicated accounts for people on low incomes across several countries in Africa. In 2008, these basic accounts made up 27% of our total current and savings accounts in Africa.

Absa, which has 10 million customers, is now the market leader for low income customers in South Africa – those earning less than R3,000 (£200) a month – with a market share of 33%.

We continued to support better access to financial products and services in the UK through our basic-level Cash Card Account, which is now held by more than 730,000 customers, and through partnerships with community finance organisations and charities which help excluded and vulnerable people in society.

In March 2008, Barclays launched the ‘Hello Money’ service in India which allows customers to carry out banking transactions easily and securely over their mobile phones. Hello Money is already making a significant impact in giving access to financial services for people in India’s rural areas.

Diversity and Our People

Barclays aims to provide a safe working environment in which employees are treated fairly and with respect, encouraged to develop, and rewarded on the basis of individual performance.

Barclays Annual Report 2008	53

In 2008, Antony Jenkins, CEO Barclaycard was appointed Diversity and Inclusion Executive Champion to drive our diversity agenda across Global Retail and Commercial Banking. Initiatives in 2008 included establishing the requirement that every senior executive has a diversity objective linked to their performance goals.

In 2009, we intend to extend our Women’s Leadership Programme, aimed at developing talented women employees, across all 15 countries in our GRCB – Emerging Markets business with secondments of between 3 and 12 months.

Environment

We seek to minimise our environmental impact through reducing Barclays energy, water and waste footprints and managing the risks and opportunities associated with climate change.

Businesses have a vital role to play in managing and mitigating climate change. At Barclays, we recognise that we have an impact on the environment both directly through our own operations, and indirectly through our supply chain and corporate lending. We monitor and manage both sets of impacts.

In 2008, Barclays set environmental targets that apply to global operations. We will measure our performance over three years from 2009 to 2011 against a 2008 baseline.

The targets are to reduce:

–	CO2 emissions by 6% per employee, achieving an average 2% reduction per year

–	energy use from buildings (excluding data centres) by 6% per employee, achieving an average 2% reduction per year

–	water use by 6% per employee, achieving an average 2% reduction per year.

We made our UK and European operations carbon neutral by offsetting emissions from energy use and travel. We are on track to make our global banking operations carbon neutral by the end of 2009.

Environmental and social risk

The majority of the environmental and social risks associated with our business are indirect. These impacts arise through business relationships, including those with our supply chain and those with our clients through financing activities.

We apply our Environmental and Social Impact Assessment policy (ESIA) to projects that we are considering financing. In 2008, a total of 31 project finance deals were assessed against the Equator Principles, a set of social and environmental criteria adopted by many banks. In addition, the Environmental Risk Management team assessed 229 non-project finance transactions.

We continue to assess our environmental and social impact beyond the project finance remit of the Equator Principles and are working to include climate change and human rights considerations in these assessments.

Responsible global citizenship

We acknowledge and accept that we have an obligation to be a responsible global citizen, and our sustainability efforts help us to achieve this. This means managing our business and supply chain to improve our social, economic and environmental impact, and doing business ethically.

Community Investment

Investing in the communities in which we operate is an integral part of Barclays sustainability strategy. During 2008, we maintained our levels of investment in communities despite the challenging conditions. We invested £52.2m and more than 57,000 colleagues in 31 countries were involved in volunteering, fundraising and regular giving. In addition, Barclays launched a three-year global community investment partnership with UNICEF, the leading children’s organisation, in which we committed to invest £5m.

Human Rights and Barclays

In June 2008, we refined our statement on human rights (first introduced in 2004) which outlines the approach we take to human rights through our three main areas of impact – as an employer, as a provider of financial services to customers and clients, and as a purchaser of goods and services from suppliers. We aim to operate in accordance with the:

–	Universal Declaration of Human Rights

–	OECD Guidelines for Multinational Enterprises

–	International Labour Organisation’s Core Conventions.

Barclays is active in developing the global business and human rights agenda through our membership of two organisations – the Business Leaders’ Initiative on Human Rights, launched in 2003 of which we are a founder member, and United Nations Environment Programme Finance Initiative (UNEP FI), for which we co-chair the Human Rights Workstream.

We extended the guidance provided to our employees on human rights in 2008 to include access to an online tool for front-line lending managers, which assists in identifying and mitigating human rights risks.

Supply chain

We work closely with our suppliers to help them manage their own impacts and ensure they share our commitment to sustainability. Our Group-wide sourcing process includes criteria for measuring and assessing our suppliers’ sustainability. Tenders for supplies deemed to have a potentially high sustainability impact or risk, such as print or corporate wear, require suppliers to complete our sustainable supply chain questionnaire on their sustainability impact, policies and management processes.

During 2008, we continued to engage directly with our suppliers on sustainability, both as part of our ongoing supplier relationships and to address specific issues such as reducing their carbon emissions.

54	Barclays Annual Report 2008

Our people

Barclays aims to provide a safe working environment in which employees are treated fairly and with respect, encouraged to develop, and rewarded on the basis of individual performance. We are committed to ensuring equality to all employees on the basis of merit. Discrimination, bullying or harassment of any kind is not tolerated.

Our Guiding Principles set out the values that govern how we act. They are:

i)	Winning together	–	Doing what’s right for Barclays, our teams and our colleagues, to achieve collective and individual success.

ii)	Best people	–	Developing and upgrading talented colleagues and differentiating rewards
		–	Doing what’s needed to ensure a leading position in the global financial services industry.

iii)	Customer and client focus	–	Understanding what our customers and client focus clients want and need
		–	And then serving them brilliantly.

iv)	Pioneering	–	Driving new ideas, especially those that make us profitable and improve control
		–	Improving operational excellence
		–	Adding diverse skills to stimulate new perspectives and bold steps

v)	Trusted	–	Being trusted is the bedrock of a successful bank
		–	Acting with the highest levels of integrity to retain the trust of our customers, external stakeholders and our colleagues
		–	Taking full responsibility for our decisions and actions.

An international picture
	2008	2007 [a]
FTE by world region
UK	60,700	61,900
Africa and Middle East	55,700	51,748
Continental Europe	13,400	9,750
Americas	15,700	6,413
Asia Pacific	10,800	5,089
Total	156,300	134,900
FTE by business unit
UK Retail Banking	30,400	30,700
Barclays Commercial Bank	9,800	9,200
Barclaycard	9,600	8,900
GRCB – Western Europe	10,900	8,800
GRCB – Emerging Markets	22,700	13,900
GRCB – Absa	36,800	35,800
Barclays Capital	23,100	16,200
Barclays Global Investors	3,700	3,400
Barclays Wealth	7,900	6,900
Head office and other operations	1,400	1,100
Total	156,300	134,900
Global employment statistics
FTE	156,300	134,900
Total employee headcount	161,000	141,885
Percentage of female employees	53.1%	56.3%
Percentage of female senior executives	15.2%	13.7%
Percentage of female senior managers	24.6%	20.6%
Percentage working part time	8.5%	12.4%
Turnover rate	20.9%	18.3%
Resignation rate	12.1%	12.3%
Sickness absence rate [b]	2.3%	3.0%

Note

a	2007 UK data – includes 1,000 BGI employees.

b	Excludes Group Centre, BGI and Barclays Capital.

c	Excludes BGI and Barclays Capital.

d	Excludes BGI.

Global governance

Barclays manages its people through these Guiding Principles in a devolved manner. To maintain the right balance between overall control and effective local decision making we have established governance frameworks which are overseen by the Group Operational Committee, and compliance with them is monitored by the Group Human Resources Risk Committee.

Employee relations

Barclays recognises and works constructively with 30 employee representative organisations throughout the world. Employee consultations on significant operational changes are carried out in accordance with local legislation.

Our employee opinion surveys

Barclays businesses conduct employee opinion surveys, to suit the needs of each business. We benchmark the findings against other global financial services organisations and high-performing organisations, and create action plans to address any areas of concern.

Occupational health and safety

Barclays manages health and safety at a local level under the requirements of the health and safety governance framework. Key data on health and safety is reported regularly to the Board HR and Remuneration Committee.

Training and educating our people

Developing both existing and new employees is key to our future prosperity. We undertake this through formal and informal training and education, including mandatory training required by regulatory bodies and detailed on-the-job training and development.

UK employees

	2008	2007 [a]
UK employment statistics
FTE	60,700	61,900
Average length of service (years)	9.2	9.7
Percentage working part time	16.1%	16.8%
Sickness absence rate [c]	3.1%	3.0%
Turnover rate	19.3%	16.6%
Resignation rate	12.2%	11.1%
Women in Barclays
Percentage of all employees	56.1%	58.0%
Percentage of management grades	28.0%	28.4%
Percentage of senior executives	14.6%	13.0%
Ethnic minorities in Barclays
Percentage of all employees	12.3%	12.3%
Percentage of management grades	11.5%	10.0%
Percentage of senior executives	8.0%	6.6%
Disabled employees in Barclays
Percentage of all employees [d]	2.0%	3.4%
Age profile
Employees under 25	15.5%	16.5%
Employees aged 25-29	18.5%	17.0%
Employees aged 30-49	55.8%	54.2%
Employees aged 50+	10.2%	10.3%
Pensions
Barclays UK Retirement Fund active members	58,316	53,473
Current pensioners	50,499	48,607

Barclays Annual Report 2008	55

56	Barclays Annual Report 2008

Risk management

Risk factors

The following information sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and general economy

The profitability of Barclays businesses could be adversely affected by the worsening of general economic conditions in the United Kingdom, globally or in certain individual markets such as the United States, Spain or South Africa. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, foreign exchange risk, creditworthiness of counterparties, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the Group’s customers’ activity levels and financial position. For example:

–

the current economic downturn or significantly higher interest rates or continued lack of credit availability to the Group’s customers could adversely affect the credit quality of the Group’s on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of the Group’s customers and counterparties would be unable to meet their obligations;

–	a market downturn or further worsening of the economy could cause the Group to incur further mark to market losses in its trading portfolios;

–	a further decline in the value of Sterling relative to other currencies could increase risk weighted assets and therefore the capital requirements of the Group;

–	a further market downturn could reduce the fees the Group earns for managing assets. For example, a downturn in trading markets could affect the flows of assets under management; and

–

a further market downturn would be likely to lead to a decline in the volume of transactions that the Group executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions and interest.

Current market volatility and recent market developments

The global financial system has been experiencing difficulties since August 2007 and financial markets have deteriorated dramatically since the bankruptcy filing of Lehman Brothers in September 2008. Despite measures taken by the United Kingdom and United States governments and the European Central Bank and other central banks to stabilise the financial markets, the volatility and disruption of the capital and credit markets have continued. Together with the significant declines in the property markets in the United Kingdom, the United States, Spain and other countries, these events over the past two years have contributed to significant write-downs of asset values by financial institutions, including government-sponsored entities and major retail, commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be nationalised and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have substantially reduced and, in some cases, stopped their funding to borrowers, including other financial institutions.

While the capital and credit markets have been experiencing difficulties for some time, the volatility and disruption reached unprecedented levels in the final months of 2008 and economic activity started to contract in many of the economies in which the Group operates. These conditions have produced downward pressure on stock prices and credit capacity for certain issuers. The resulting lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could continue to materially and adversely affect the Group’s business, financial condition and results of operations.

Barclays Annual Report 2008	57

Credit risk

Credit risk is the risk of suffering financial loss, should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances. However, credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of the Group’s investment in that entity’s financial instruments to fall.

In a recessionary environment, such as that ongoing in the United Kingdom, the United States and other economies, credit risk increases. Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself.

Another form of credit risk is settlement risk, which is the possibility that the Group may pay a counterparty but fail to receive the corresponding settlement in return. The Group is exposed to many different industries and counterparties in the normal course of its business, but its exposure to counterparties in the financial services industry is particularly significant. This exposure can arise through trading, lending, deposit-taking, clearance and settlement and many other activities and relationships. These counterparties include brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of these relationships expose the Group to credit risk in the event of default of a counterparty and to systemic risk affecting its counterparties. Where the Group holds collateral against counterparty exposures, it may not be able to realise it or liquidate it at prices sufficient to cover the full exposures. Many of the hedging and other risk management strategies utilised by the Group also involve transactions with financial services counterparties. The failure of these counterparties to settle or the perceived weakness of these counterparties may impair the effectiveness of the Group’s hedging and other risk management strategies.

The Group’s credit risk governance structure, management and measurement methodologies, together with an analysis of exposures to credit risk is detailed in the ‘Credit risk management’ section on page 67 and the ‘Credit Risk’ note to the financial statements on page 250.

Barclays Capital credit market exposures

An analysis of Barclays Capital’s credit market exposures is detailed on pages 93 to 105.

Market risk

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. Market risk has increased due to the volatility of the current financial markets.

The main market risk arises from trading activities. Barclays is also exposed to market risk through non-traded interest rate risk and the pension fund.

The Group’s market risk governance structure, management and measurement methodologies, together with an analysis of exposures to both traded and non-traded market risk is detailed in the ‘Market risk management’ section on page 119 and the ‘Market Risk’ note to the financial statements on page 264. Pension risk is analysed in note 30 on page 220.

The Group’s future earnings could be affected by depressed asset valuations resulting from a deterioration in market conditions. Financial markets are sometimes subject to stress conditions where steep falls in asset values can occur, as demonstrated by recent events affecting asset backed CDOs and the US sub-prime residential mortgage market and which may occur in other asset classes during an economic downturn. Severe market events are difficult to predict and, if they continue to occur, could result in the Group incurring additional losses.

In 2007 and in 2008, the Group recorded material net losses on certain credit market exposures, including ABS CDO Super Senior exposures. As market conditions change, the fair value of these exposures could fall further and result in additional losses or impairment charges, which could have a material adverse effect on the Group’s earnings. Such losses or impairment charges could derive from: a decline in the value of exposures; a decline in the ability of counterparties, including monoline insurers, to meet their obligations as they fall due; or the ineffectiveness of hedging and other risk management strategies in circumstances of severe stress.

Liquidity risk

This is the risk that the Group is unable to meet its obligations when they fall due as a result of customer deposits being withdrawn, cash requirements from contractual commitments, or other cash outflows, such as debt maturities. Such outflows would deplete available cash resources for client lending, trading activities and investments. In extreme circumstances, lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. This risk is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters. The Group’s liquidity risk management has several components:

–	intra-day monitoring to maintain sufficient liquidity to meet all settlement obligations;

–	mismatch limits to control expected cash flows from maturing assets and liabilities;

58	Barclays Annual Report 2008

Risk management

Risk factors

–	monitoring of undrawn lending commitments, overdrafts and contingent liabilities; and

–	diversification of liquidity sources by geography and provider.

During periods of market dislocation, such as those currently ongoing, the Group’s ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding will affect the earnings of the Group.

In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group’s ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.

The Group’s liquidity risk management and measurement methodologies are detailed in the ‘Liquidity Risk Management’ section on page 111 and the ‘Liquidity Risk’ note to the financial statements on page 268.

Capital risk

Capital risk is the risk that the Group has insufficient capital resources to:

–

meet minimum regulatory capital requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

–	support its credit rating. A weaker credit rating would increase the Group’s cost of funds;

–	support its growth and strategic options.

During periods of market dislocation, increasing the Group’s capital resources may prove more difficult or costly. Regulators have also recently increased the Group’s capital targets and amended the way in which capital targets are calculated and may further do so in future. This would constrain the Group’s planned activities and contribute to adverse impacts on the Group’s earnings.

The Group’s capital management objectives and processes are detailed in the ‘Capital risk management’ section on page 114.

Operational risk

Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems. Operational risks are inherent in the Group’s operations and are typical of any large enterprise. Major sources of operational risk include operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

The Group’s operational risk management and measurement methodologies are detailed in the ‘Operational risk management’ section on page 117.

Financial crime risk

Financial crime risk is a category of operational risk. It arises from the risk that the Group might fail to comply with financial crime legislation and industry laws on anti-money laundering or might suffer losses as a result of internal or external fraud, or might fail to ensure the security of personnel, physical premises and the Group’s assets.

The Group’s financial crime management and processes are detailed in the ‘Financial crime risk management’ section on page 120.

Regulatory compliance risk

Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial service industry. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

In addition, the Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union (‘EU’), the United States, South Africa and elsewhere. All these are subject to change, particularly in the current market environment where recent developments in the global markets have led to an increase in the involvement of various governmental and regulatory authorities in the financial sector and in the operations of financial institutions. In particular, governmental and regulatory authorities in the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective banking sectors, including by imposing enhanced capital requirements or by imposing conditions on direct capital injections and funding. Any future regulatory changes may potentially restrict the Group’s operations, mandate certain lending activity and impose other compliance costs. It is uncertain how the more rigorous regulatory climate will impact financial institutions, including the Group.

Barclays Annual Report 2008	59

Areas where changes could have an impact include:

–	the monetary, interest rate and other policies of central banks and regulatory authorities;

–	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;

–

general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework and rules designed to promote financial stability and increase depositor protection;

–	changes in competition and pricing environments;

–	further developments in the financial reporting environment;

–	differentiation amongst financial institutions by governments with respect to the extension of guarantees to customer deposits and the terms attaching to those guarantees; and

–	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes.

Two specific matters that directly impact the Group are the Banking Act 2009 and the Financial Services Compensation Scheme:

Banking Act 2009

On 21st February 2009, the Banking Act 2009 came into force which provides a permanent regime to allow the FSA, the UK Treasury and the Bank of England (the ‘Tripartite Authorities’) to resolve failing banks in the UK. The Banking Act aims to balance the need to protect depositors and prevent systemic failure with the potentially adverse consequences that using powers to deal with those events could have on private law rights, and, as a consequence, wider markets and investor confidence.

These powers, which apply regardless of any contractual restrictions, include: (a) power to issue share transfer orders pursuant to which there may be transferred to a commercial purchaser or Bank of England entity, all or some of the securities issued by a bank; the share transfer order can extend to a wide range of ‘securities’ including shares and bonds issued by a UK Bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such; and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. In certain circumstances encumbrances and trusts can be over-reached. Power also exists to over-ride any default provisions in transactions otherwise affected by these powers. Compensation may be payable in the context of both share transfer orders and property appropriation. In the case of share transfer orders any compensation will be paid to the person who held the security immediately before the transfer, who may not be the encumbrancer.

The Banking Act also vests power in the Bank of England to over-ride, vary or impose contractual obligations between a UK bank or its holding company and its former group undertakings (as defined in the Banking Act), for reasonable consideration, in order to enable any transferee or successor bank of the UK bank to operate effectively. There is also power for the Treasury to amend the law (save for a provision made by or under the Banking Act) by order for the purpose of enabling it to use the special resolution regime powers effectively, potentially with retrospective effect.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the ‘FSCS’) was created under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material impact on the Group’s results of operations and financial condition.

Further details of specific matters that impact the Group are included in the ‘Competition and regulatory matters’ note to the financial statements on page 232.

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

60	Barclays Annual Report 2008

Risk management

Risk factors

Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if the Group is successful. Although the Group has processes and controls to manage legal risks, failure to manage these risks could impact the Group adversely, both financially and by reputation.

Further details of the Group’s legal proceedings are included in the ‘Legal proceedings’ note to the financial statements on page 231.

Insurance risk

Insurance risk is the risk that the Group will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

Further details of the Group’s insurance assets and liabilities, including a sensitivity analysis of insurance contract liabilities, are included in the ‘Insurance assets and liabilities’ note to the financial statements on page 213.

Business risk

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans are not delivered as anticipated, the Group’s earnings could grow more slowly or decline. In addition, potential sources of business risk include revenue volatility due to factors such as macroeconomic conditions, inflexible cost structures, uncompetitive products or pricing and structural inefficiencies.

Competition

The global financial services markets in which the Group operates are highly competitive. Innovative competition for corporate, institutional and retail clients and customers comes both from incumbent players and a steady stream of new market entrants, as well as recent consolidation among banking institutions in the United Kingdom, the United States and throughout Europe. The landscape is expected to remain highly competitive in all areas, which could adversely affect the Group’s profitability if the Group fails to retain and attract clients and customers.

Tax risk

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level. A number of double taxation agreements entered between two countries also impact on the taxation of the Group. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk:

–	tax risks are assessed as part of the Group’s formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee;

–	the tax charge is also reviewed by the Board Audit Committee;

–	the tax risks of proposed transactions or new areas of business are fully considered before proceeding;

–	the Group takes appropriate advice from reputable professional firms;

–	the Group employs high-quality tax professionals and provides ongoing technical training;

–	the tax professionals understand and work closely with the different areas of the business;

–	the Group uses effective, well-documented and controlled processes to ensure compliance with tax disclosure and filing obligations; and

–

where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

Barclays Annual Report 2008	61

Risk management

Barclays approach to risk management

This risk section outlines Barclays approach to risk management, as exemplified by the application of the Group’s Principal Risks Policy, determination of its Risk Appetite and governance around its Risk Methodologies, which cover its processes, measurement techniques and controls. In addition, we set out summary information and disclosure on our portfolios and positions.

Barclays approach to risk management involves a number of fundamental elements that drive our processes across the Group:

The Principal Risks Policy covers the Group’s main risk types, assigning responsibility for the management of specific risks, and setting out the requirements for control frameworks for all of the risk types. The individual control frameworks are reinforced by a robust system of review and challenge, and a governance process of aggregation and broad review by businesses and risk across the Group (page 65).

The Group’s Risk Appetite sets out the level of risk that the Board is willing to take in pursuit of its business objectives. This is expressed as the Group’s appetite for earnings volatility across all businesses from credit, market, and operational risk. It is calibrated against our broad financial targets, including income and impairment targets, dividend coverage and capital levels. It is prepared each year as part of the Group’s Medium-Term Planning process, and combines a top-down view of the Group’s risk capacity with a bottom-up view of the risk profile requested and recommended by each business. This entails making business plan adjustments as necessary to ensure that our Medium-Term Plan creates a risk profile that meets our Risk Appetite (page 65).

Barclays Risk Methodologies include systems that enable the Group to measure, aggregate and report risk for internal and regulatory purposes. As an example, our credit grading models produce Internal Ratings through internally derived estimates of default probabilities. These measurements are used by management in an extensive range of decisions, from credit grading, pricing and approval to portfolio management, economic capital allocation and capital adequacy processes (page 66).

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

Barclays ensures that it has the functional capacity to manage the risk in new and existing businesses. At a strategic level, our risk management objectives are:

–	To identify the Group’s material risks and ensure that business profile and plans are consistent with risk appetite.

–	To optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures.

–	To ensure that business growth plans are properly supported by effective risk infrastructure.

–	To manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions.

–	To help executives improve the control and co-ordination of risk taking across the business.

In pursuit of these objectives, Group Risk breaks down risk management into five discrete processes: direct, assess, control, report, and manage/challenge (see panel below).

Process	Activity
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

–  Assess new risk-return opportunities.

–  Advise on optimising the Group’s risk profile.

–  Review and challenge risk management practices.

62	Barclays Annual Report 2008

Risk management

Barclays approach to risk management

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

The Committees shown below receive regular and comprehensive reports. The Board Risk Committee receives quarterly reports on the Group’s risk profile and forward risk trends (for further information on the membership and activities of the Board Risk Committee, see page 152). The Board Audit Committee receives quarterly reports on control issues of significance and half-yearly impairment allowances and regulatory reports. See page 163 for additional details on the membership and activities of the Board Audit Committee. Both Board and Audit Committees also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both Committees are reported to the full Board, which also receives a concise quarterly risk report. Internal Audit supports both Committees by attendance and/or the provision of quarterly reports resulting from its work on governance, risk and control issues of significance. The Board Audit Committee reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit.

An assessment by external advisers is also carried out periodically.

In addition to the Committees shown in the chart, there is a Brand and Reputation Committee reviewing emerging issues with potentially significant reputational impact.

Governance structure at Group level

Barclays Annual Report 2008	63

The Group Risk Director has overall day to day accountability for risk management. Reporting to the Group Risk Director are Group Risk Heads for Retail Credit Risk, Wholesale Credit Risk, Market Risk, Operational Risk, Financial Crime Risk and Capital Demand. Along with their teams, they are responsible for establishing a risk control framework and risk oversight at Group level. This core team liaises with each business as part of the monitoring and management processes.

Each business has an embedded risk management team reporting to a Business Risk Director who reports to the Group Risk Director. The risk management teams assist Group Risk in the formulation of Group Risk policy and its implementation across the businesses.

Business risk teams are responsible for assisting Business Heads in the identification and management of their business risk profiles and for implementing appropriate controls. The functional coverage of risk responsibilities is illustrated in the diagram below.

Internal Audit is responsible for the independent review of risk management and the control environment.

To support risk taking, Barclays has continued to strengthen the independent and specialised risk teams in each of its businesses, supported by matching teams at Group level, acting in both a consultancy and oversight capacity. As a prerequisite to business growth plans, it has made the recruitment, development and retention of risk professionals a priority.

Board
Group Chief Executive
Internal Audit
Divisional Chief Executive Officers
Group Finance Director
Business Heads
Group Risk Director
Business Risk Directors
Group Risk Heads
Retail Credit Risk
Wholesale Credit Risk
Market Risk
Operational Risk
Financial Crime Risk
Capital Demand
– Control and plan the taking and pricing of credit risk based on clear and accurate assessments
– Support business decision-making and pro-active identification of new risks
– Ensure a robust framework for the creation, use and monitoring of credit risk models
– Ensure traded market risk resides primarily within Barclays Capital, and minimise non-traded market risk
– Understand and control market risk by robust measurement and setting of position limits
– Facilitate business growth within controlled and transparent risk management framework
– Capture, understand and report the operational risks being taken by the Group
– On a cost-benefit basis, minimise the frequency and impact of operational risk events
– Develop a clear profile of financial crime risk across the Group
– Share intelligence, adopt common standards and respond promptly to emerging issues
– Drive forward law enforcement and other government initiatives
– Maintain and develop the Group's economic capital framework
– Prepare Risk Appetite for the Board to approve and track
– Conduct stress testing exercises
– Co-ordinate Group Risk input in the Group's medium-term planning
– Provide assurance on each business's capital demand

64	Barclays Annual Report 2008

Risk management

Barclays approach to risk management

Key elements

Principal Risks

The Board is responsible for the Group Internal Control and Assurance Framework (‘GICAF’). As part of the GICAF, it approves the Principal Risks Policy, which sets out responsibilities for the management of the Group’s most significant risk exposures. The Board oversees the operating effectiveness of the Principal Risks Policy through the regular review of reports on the Group’s material risk exposures and controls.

The Group’s risk categorisation comprises 17 risk categories (‘Level 1’), 13 of which are known as Principal Risks. Each Principal Risk is owned by a senior individual at the Group level, who liaises with Principal Risk owners within Business Units and Group Centre Functions. The 17 risk categories are shown in the panel below.

Each Group Principal Risk Owner (‘GPRO’) is responsible for setting minimum control requirements for their risk and for overseeing the risk and control performance across the Group. Group control requirements (e.g. Group Policies/Processes/Committee oversight) for each of these risks are defined, in consultation with Business Units, and communicated and maintained by the GPRO.

Implementation of the control requirements for each Principal Risk provides each Business Unit or Group Centre Function with the foundation of its system of internal control for that particular risk. This will usually be built upon in more detail, according to the circumstances of each Business Unit, to provide a complete and appropriate system of internal control.

The specific controls for individual Principal Risks are supplemented by generic risk management requirements. These requirements are articulated as the Group’s Operational Risk Management Framework (see page 117) and include policies on:

–	Internal Risk Event Identification and Reporting

–	Risk and Control Assessment

–	Key Indicators

–	Key Risk Scenarios

Business Unit and Group Centre Function Heads are responsible for maintaining ongoing assurance that the controls they have put in place to manage the risks to their business objectives are operating effectively. They are required to undertake a formal six-monthly review of assurance information. These reviews support the regulatory requirement for the Group to make a statement about its system of internal control (the ‘Turnbull’ statement), in the Annual Report and Accounts.

Risk Appetite

Risk Appetite is the level of risk the Board of Barclays chooses to take in pursuit of its strategic objectives, recognising a range of possible outcomes as business plans are implemented. Barclays framework, approved by the Board Risk Committee, combines a top-down view of its capacity to take risk with a bottom-up view of the business risk profile requested and recommended by each business area.

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

This annual setting of Risk Appetite considers the Bank’s ability to support business growth, desired dividend payout levels and capital ratio targets. If the projections entail too high a level of risk, management will challenge each area to find new ways to rebalance the business mix to incur less risk on a diversified basis. Performance against Risk Appetite is measured and reported to the Executive and Board regularly throughout the year. Barclays believes that this framework enables it to:

–	Improve risk and return characteristics across the business

–	Meet growth targets within an overall risk appetite and protect the Group’s performance

–	Improve management confidence and debate regarding our risk profile

–	Improve executive management control and co-ordination of risk-taking across businesses

–	Identify unused risk capacity, and thus highlight profitable opportunities.

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

Financial Volatility is the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. It is established with reference to the strategic objectives and to the business plans of the Group, including the achievement of annual financial targets, payment of dividends, funding of capital growth and maintenance of acceptable capital ratios and our credit rating. The portfolio is analysed in this way at four representative levels:

–	Expected performance (including the average credit losses based on measurements over many years)

–	A level of loss that corresponds to moderate increases in market, credit or operational risk from expected levels

–	A more severe level of loss which is much less likely

–	An extreme but highly improbable level of loss which is used to determine the Group’s economic capital.

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

Barclays Annual Report 2008	65

Risk Methodologies

Fundamental to the delivery of the Group’s risk management objectives are a series of risk methodologies that allow it to measure, model, price, stress, aggregate, report and mitigate the risks that arise from its activities. Many of the most important processes relate to the internal ratings used in granting credit and are discussed separately on page 82. The specific methodologies used to manage market risk, liquidity risk, capital risk and operational risk are also discussed in their corresponding sections. At a more general level, the Group’s approach to risk management can be illustrated through its use of stress testing and the controls around model governance.

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

The recession scenarios considered incorporate changes in macroeconomic variables, including:

–	Weaker GDP, employment or property prices

–	Lower equity prices

–	Interest rate curve shifts

–	Commodity price movements

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

Group-wide stress testing is only one of a number of stress test analyses that are performed as part of the wider risk management process. Specific stress test analysis is used across all risk types to gain a better understanding of the risk profile and the potential effects of changes in external factors. These stress tests are performed at a range of different levels, from analysis covering specific stresses on individual sub-portfolios (e.g. the impact of higher unemployment on the US cards portfolio) to regularly assessed stress scenarios (such as the effect of a sudden rise in global interest rates on Barclays Capital’s market exposures).

Model Governance

Barclays has a large number of models in place across the Group, covering all risk types. To minimise the risk of loss through model failure, a Group Model Risk Policy (GMRP) has been developed. This has been extensively reviewed and enhanced during the course of 2008.

The GMRP helps reduce the potential for model failure by setting minimum standards around the model development and implementation process. The Policy also sets the Group governance processes for all models, which allows model risk to be monitored, and seeks to identify and escalate any potential problems at an early stage.

To help ensure that sufficient management time is spent on the more material models, each model is provided with a materiality rating. GMRP defines the materiality ranges for all model types. The materiality ranges are based on an assessment of the impact to the Group in the event of a model error. The materiality affects the approval and reporting level for each model, with the most material models being approved by the Executive Models Committee, a technical sub-committee of Group Executive Committee. Although final level of model sign-off will vary, depending on model materiality, the standards of model build, implementation, monitoring and maintenance do not change with the materiality level.

Documentation must be sufficiently detailed, to allow an expert to understand all appropriate aspects of model development. It must include a description of the data used for model development, the methodology used (and the rationale for choosing such a methodology), a description of any assumptions made, as well as details of where the model works well and areas that are known model weaknesses.

All models are subject to a validation and independent review process before the model can be signed-off for implementation. The model validation exercise must demonstrate that the model is fit for purpose and provides accurate estimates. The independent review process will also ensure that all aspects of the model development process have been performed in a suitable manner.

The initial sign-off process ensures that the model is technically fit for purpose as well as ensuring that the model satisfies the business requirements and all the relevant regulatory requirements. As detailed above, the process for model sign-off is based on materiality, with all of a business unit’s models at least initially being approved in business-led committees, and Group involvement increasing as the models become more material.

Once implemented, all models within the Group are subject to an annual validation, to ensure that they are performing as expected, and that assumptions used in model development are still appropriate. In line with initial sign-off requirements, annual validations are also formally reviewed at the appropriate technical committee.

In addition to annual validation, models are subject to quarterly performance monitoring. Model performance monitoring ensures that deficiencies are identified early, and that remedial action can be taken before the deficiency becomes serious enough to affect the decision-making process. As part of this process, model owners set performance triggers and define appropriate actions for their models in the event of breaches.

Externally developed models are subject to the same governance standards as internal models, and must be initially approved for use following the validation and independent review process. External models are also subject to the same standards for ongoing monitoring and annual validation requirements.

Within Barclays Capital, where models are used to value positions within the trading book the positions are subject to regular independent price testing which covers all trading positions. Prices are compared to direct external market data where possible. When this is not possible, more analytic techniques are used, such as industry consensus pricing services. These services enable Barclays to anonymously compare structured products and model-input parameters with those of other banks engaged in the trading of the same financial products. The conclusions and any exceptions to this exercise are communicated to senior levels of business and infrastructure management.

66	Barclays Annual Report 2008

Risk management

Credit risk management

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

The granting of credit is one of the Group’s major sources of income and, as its most significant risk, the Group dedicates considerable resources to controlling it. The importance of credit risk is illustrated by noting that almost two-thirds of risk-based economic capital is allocated to credit risk. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances.

Barclays is also exposed to other credit risks arising from its trading activities, including debt securities, derivatives, settlement balances with market counterparties and reverse repurchase loans.

In managing credit risk, the Group applies the five-step risk management process and internal control framework. Specific credit risk management objectives are:

–	To gain a clear and accurate understanding and assessment of credit risk across the business, from the level of individual facilities up to the total portfolio.

–	To control and plan the taking of credit risk, ensuring it is coherently priced across the business and avoiding undesirable concentrations.

–	To support strategic growth and decision-making based on sound credit risk management principles and a proactive approach to identifying and measuring new risks.

–	To ensure a robust framework for the creation, use and ongoing monitoring of the Group’s credit risk measurement models.

–	To ensure that our balance sheet reflects the value of our assets in accordance with accounting principles.

In the review of Barclays credit risk management that follows, we first explain how the Group meets its credit risk management objectives through its organisation, structure and governance, its measurement, reporting and system of internal ratings and its mechanisms for credit risk mitigation.

We then provide a summary of the Group’s total assets, including the asset types which give rise to credit risk and counterparty credit risk, namely: loans and advances, debt securities and derivatives.

On pages 76 to 89, we set out a detailed analysis of the Group’s loans and advances across a number of asset classes and businesses referencing significant portfolios and including summary measures of asset quality.

We next provide disclosures and analyses of the credit risk profiles of these asset categories, beginning with Barclays Capital’s credit market exposures by asset class, covering current exposures, losses during 2008, sales and paydowns, foreign exchange movements and, where appropriate, details of collateral held, geographic spread, vintage and credit quality. These are given on pages 93 to 105.

Finally, additional analysis of debt securities and derivatives can be found on pages 90 and 91 to 92.

Barclays Annual Report 2008	67

Risk management

Credit risk management

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

GCRIC exercises the authority of the Group Risk Director, as delegated by the Group Chief Executive, and is chaired by Barclays Credit Risk Director. GCRIC reviews the movements to impairment in the businesses, including those already agreed at Credit Committee, as well as Potential Credit Risk Loans, loan loss rates, asset quality metrics and Risk Tendency.

These committees are supported by a number of Group policies including:

–	Group Retail and Wholesale Impairment and Provisioning Policies

–	Group Retail and Wholesale Expected Loss Policies

–	Group Model Policy

GCRIC makes twice-yearly recommendations to the Board Audit Committee on the adequacy of Group impairment allowances. Impairment allowances are reviewed relative to the risk in the portfolio, business and economic trends, current policies and methodologies, and our position against peer banks.

GCRIC has delegated the detailed review of loan impairment in the businesses to the Retail and Wholesale Credit Risk Management Committees.

68	Barclays Annual Report 2008

Risk management

Credit risk management

Measurement, reporting and internal ratings

The principal objective of credit risk measurement is to produce the most accurate possible quantitative assessment of the credit risk to which the Group is exposed, from the level of individual facilities up to the total portfolio. The key building blocks in this quantitative assessment are:

–	Probability of default (PD)

–	Exposure in the event of default (EAD)

–	Loss given default (LGD)

Barclays first began to use internal estimates of PD in its main businesses in the 1990s. Internally derived estimates for PD, EAD and LGD have since been used in our major risk decision-making processes, enabling the application of coherent risk measurement across all credit exposures, retail and wholesale.

With the advent of the Basel II accord on banking, Barclays has been given permission to use internal rating models as an input to its regulatory capital calculations. In preparation, Barclays spent considerable time developing and upgrading a number of such models across the Group, moving towards compliance with the Basel II advanced internal ratings based approach. As part of this process, all Basel credit risk models have been assessed against the Basel II minimum requirements prior to model sign-off to ensure that they are fit to be used for regulatory purposes.

Applications of internal ratings

The three components described above – the PD, EAD and LGD – are building blocks used in a variety of applications that measure credit risk across the entire portfolio. These parameters can be calculated incorporating different aspects of the credit cycle into the estimates:

–

PD estimates can be calculated on a through-the-cycle (TTC) basis, reflecting the predicted default frequency in an average 12 month period across the credit cycle, or on a point-in-time (PIT) basis, reflecting the predicted default frequency in the next 12 months.

–

LGD and EAD estimates can be calculated as downturn measures, reflecting behaviour observed under stressed economic conditions, or as business-as-usual (BAU) measures, reflecting best modelled behaviour under actual conditions.

These parameters, in suitable combination, are used in a wide range of credit risk measurement and management and as our understanding and experience have developed, we have extended the use and sophistication of internal ratings into the following:

–

Credit Approval: PD models are used in the approval process in both retail and wholesale portfolios. In high-volume retail portfolios, application and behaviour scorecards are frequently used as decision-making tools. In wholesale and some retail mortgage portfolios, PD models are used to direct applications to different credit sanctioning levels, so that credit risks are reviewed at appropriate levels.

–

Credit Grading: originally introduced in the early 1990s to provide a common measure of risk across the Group using an eight point rating scale; wholesale credit grading now employs a 21 point scale of default probabilities.

–	Risk-Reward and Pricing: PD, EAD and LGD metrics are used to assess profitability of deals and portfolios and to allow for risk-adjusted pricing and strategy decisions.

–	Risk Appetite: measures of expected loss and the potential volatility of loss are used in the Group’s Risk Appetite framework (see page 65).

–	IAS 39: many of our collective impairment estimates incorporate the use of our PD and LGD models, adjusted as necessary.

–	Collections and Recoveries: model outputs are frequently used to segment portfolios allowing for suitably prioritised collections and recoveries strategies in retail portfolios.

–

Economic capital (EC) allocation: most EC calculations use the same PD and EAD inputs as the regulatory capital (RC) process. The process also uses the same underlying LGD model outputs as the RC calculation, but does not incorporate the same economic downturn adjustment used in RC calculations.

–	Risk management information: Group Risk and the business units generate risk reports to inform senior management on issues such as the business performance, Risk Appetite and consumption of EC.

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

Barclays Annual Report 2008	69

two different expressions of PD depending on the purpose for which it is used. For the purposes of calculating regulatory and economic capital, long-run average through-the-cycle PDs are required. However, for the purposes of pricing, PDs should represent the best estimate of probability of default, typically in the next 12 months, dependent on the current position in the credit cycle. Hence, point-in-time PDs are also required.

Each PD model outputs a point-in-time (PIT), through-the-cycle (TTC) or a hybrid, e.g. a 50:50 blend, default estimate. Conversion techniques appropriate to the portfolio are then applied to calculate both PIT and TTC estimates. Industry and location of the counterparty and an understanding of the current and long-term credit conditions are considered in deriving the appropriate conversion. Two ratings are therefore recorded for each client, the PIT and the TTC estimates.

Barclays internal rating system also differentiates between wholesale and retail customers. For wholesale portfolios, the rating system is constructed to ensure that each client receives the same rating independent of the part of the business with which they are dealing. To achieve this, a model hierarchy is adopted which requires users to adopt a specific approach to rating each counterparty depending upon the nature of the business and its location.

A range of methods is approved for estimating wholesale counterparty PDs. These include bespoke grading models developed within the Barclays Group (Internal Models), vendor models such as MKMV Credit Edge and RiskCalc, and a conversion of external alphabet ratings from either S&P, Moody’s or Fitch. Retail models, especially those used for capital purposes, are almost exclusively built internally using Barclays data, although in some cases bureau models may be used in conjunction with these models. In addition, in some low data/low default environments external developments may be utilised for decision-making purposes.

A key element of the Barclays Wholesale framework is the probability of default distribution, which maps PDs into internal grades both for PIT (default grades) and TTC (TTC band) purposes. This has been developed to record differences in the probability of default risk at meaningful levels throughout the risk range. In contrast to wholesale businesses, retail areas do not bucket exposures into generic grades for account management purposes (although they may be used for reporting purposes). Instead, accounts are managed either at a granular level or based on bespoke segmentations.

Exposure at default (EAD) represents the expected level of usage of the credit facility when default occurs. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal,

Barclays probability of default grades (wholesale)

DG/TTC	Default Probability
Band	>=Min	Mid	<Max
1	0.00%	0.010%	0.02%
2	0.02%	0.025%	0.03%
3	0.03%	0.040%	0.05%
4	0.05%	0.075%	0.10%
5	0.10%	0.125%	0.15%
6	0.15%	0.175%	0.20%
7	0.20%	0.225%	0.25%
8	0.25%	0.275%	0.30%
9	0.30%	0.350%	0.40%
10	0.40%	0.450%	0.50%
11	0.50%	0.550%	0.60%
12	0.60%	0.900%	1.20%
13	1.20%	1.375%	1.55%
14	1.55%	1.850%	2.15%
15	2.15%	2.600%	3.05%
16	3.05%	3.750%	4.45%
17	4.45%	5.400%	6.35%
18	6.35%	7.500%	8.65%
19	8.65%	10.000%	11.35%
20	11.35%	15.000%	18.65%
21	18.65%	30.000%	100.00%
so that exposure is typically less than the approved loan limit. When the Group evaluates loans, it takes exposure at default into consideration, using its extensive historical experience. It recognises that customers may make heavier than average usage of their facilities as they approach default. The lower bound of EAD is the actual outstanding balance at calculation of EAD. For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value should counterparties fail to perform their obligations.

When a customer defaults, some part of the amount outstanding on the loan is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process, comprise the loss given default (LGD), which is expressed as a percentage of EAD. Using historical information, the Group estimates how much is likely to be lost, on average, for various types of loans in the event of default.

The level of LGD depends principally on: the type of collateral (if any); the seniority or subordination of the exposure; the industry in which the customer operates (if a business); the length of time taken for the recovery process and the timing of all associated cash flows; and the jurisdiction applicable and work-out expenses. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets, whether a business can readily be refinanced or the availability of a repayment source for personal customers.

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

Wholesale Approaches

A bespoke model has been built for PD and LGD for Sovereign ratings. For Sovereigns where there is no externally available rating, we use an internally developed PD scorecard. The scorecard has been developed using historic data on Sovereigns from an external data provider covering a wide range of qualitative and quantitative information. Our LGD model is based on resolved recoveries in the public domain, with a significant element of conservatism added to compensate for the small sample size.

70	Barclays Annual Report 2008

Risk management

Credit risk management

Measurement, reporting and internal ratings

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

Structural models incorporate in their specification the elements of the industry-accepted Merton framework to identify the distance to default for a counterparty. This relies upon the modeller having access to specific time series data or data proxies for the portfolio. Data samples used to build and validate these models are typically constructed by adding together data sets from internal default observations with comparable externally obtained data sets from commercial providers such as rating agencies and industry gathering consortia.

Expert lender models are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

For any of the portfolios where we have a low number of default observations we adopt specific rules to ensure that the calibration of the model meets the Basel II and FSA criteria for conservatism. We have developed our own internal policy which describes specific criteria for the use of parametric and non-parametric low default portfolio calibration techniques.

Statistical models such as behavioural and application scorecards are used for our high volume portfolios such as Small/Medium Enterprises (SME). The model builds typically incorporate the use of large amounts of internal data, combined with supplemental data from external data suppliers. Where external data is sourced to validate or enhance internally-held data as part of the risk assessment process or to support model development and BAU operation, a similar approach is adopted towards ensuring data quality to that applied to the management of internal data. This entails adherence to the Group’s procurement and supplier management process, including the agreement of specifications and service level agreements.

In wholesale portfolios the main approaches to calculate LGD aim to establish the affects of drivers (including industry, collateral coverage, recovery periods, seniority and costs) by looking at Barclays historical experience, supplemented with other external information where necessary. Estimates built using historical information are reviewed to establish whether they can be expected to be representative of future loss rates, and adjusted if necessary.

In a similar fashion, wholesale EAD models estimate the potential utilisation of headroom based on historical information also considering the future outlook of client behaviour.

Typically, modellers do not manipulate external data before using it as input to the model estimation or validation procedure. Changes required in the estimation and validation process are documented in the model build papers.

For all the above asset classes we use the Basel II definition of default, utilising the 90 day past due criteria as the final trigger of default.

Derivative counterparty credit risk measurement

The magnitude of trading exposure is determined by considering the current mark to market of the contract, the historic volatility of the underlying asset and the time to maturity. This allows calculation of a credit equivalent exposure (CEE) for such exposures using a stochastic method and a 98% confidence level.

Retail Approaches

Our retail banking operations have long and extensive experience of using credit models in assessing and managing risk in their businesses and as a result models play an integral role in customer approval and management processes.

Models used include PD models, mostly in the form of application and behavioural scorecards, as well as LGD and EAD models.

Application scorecards are derived from the historically observed performance of new clients. They are built using customer demographic and financial information, supplemented by credit bureau information where available. Through statistical techniques, the relationship between these candidate variables and the default marker is quantified to produce output scores reflecting a PD. These scores are used primarily for new customer decisioning but are, in some cases, also used to allocate PDs to new customers for the purposes of capital calculation.

Behavioural scorecards are derived from the historically observed performance of existing clients as well as being supplemented by the same data as is used for application scoring, including the use of bureau data. The techniques used to derive the output are the same as for application scoring. The output scores are used for existing customer management activities as well as for allocating PDs to existing customers for the purposes of capital calculation.

Barclays Annual Report 2008	71

It is Barclays philosophy to embed Basel II models as extensively as possible in the portfolio management process. This is an ongoing initiative and we expect greater convergence over time. However, in some cases there are sound business reasons for having different models for capital allocations and internal processes.

EAD models within retail portfolios are split into two main methodological categories. The less complex models derive product level credit conversion factors (CCFs) from historical balance migrations; these are frequently further segmented at a delinquency bucket level. The most sophisticated EAD models are behavioural based, determining customer level CCFs from characteristics of the individual facility.

Retail LGD models are built using bespoke methods chosen to best model the observed recovery process. In a number of secured portfolios, structural models are often used which parameterise the LGD drivers giving models which can easily be updated to reflect current market trends. Models based on historical cash collected curves are often utilised in portfolios where recoveries are not based on the recovery of a single source of collateral. Finally, in some instances regression techniques are used to generate predicted LGDs based on account characteristics. In all instances bespoke country level factors are derived to discount recovery flows to the point of default. For capital calculations, customised economic downturn adjustments are made to adjust losses to stressed conditions.

Most retail models within Barclays are built in-house, although occasionally external consultants will be contracted to build models on behalf of the businesses. Whilst most models are statistically or empirically derived, some expert lender models (similar to those described above in the wholesale context) are used, particularly where data limitations preclude a more sophisticated approach.

Where models are used in the calculation of regulatory capital, the definition of default is in line with the regulatory definition of default requirements i.e. for UK portfolios the default definition is 180 days past due whilst international regulators may have different rules. In some cases, for models not used in regulatory capital calculations, in order to maximise model suitability, different default definitions are used. However, in all cases EAD and LGD models are appropriately aligned.

The control mechanisms for the rating system

Each of the business risk teams is responsible for the design, oversight and performance of the individual credit rating models – PD, LGD and EAD – that comprise the credit rating system for a particular customer within each asset class. Group-wide standards in each of these areas are set by Group Risk and are governed through a series of committees with responsibility for oversight, modelling and credit measurement methodologies.

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

In addition, Group Model Risk Policy requires that all models be validated as part of the model build (see page 66). This is an iterative process that is carried out by the model owner. Additionally, a formal independent review is carried out after each model is built to check that it is robust, meets all internal and external standards and is documented appropriately. These reviews must be documented and conducted by personnel who are independent of those involved in the model-building process. The results of the review are required to be signed off by an appropriate authority.

In addition to the independent review, post implementation and annual reviews take place for each model. These reviews are designed to ensure compliance with policy requirements such as:

–	integration of models into the business process

–	compliance with the model risk policy

–	continuation of a robust governance process around model data inputs and use of outputs

Model performance is monitored regularly; frequency of monitoring is monthly for those models that are applicable to higher volume or volatile portfolios, and quarterly for lower volume or less volatile portfolios. Model monitoring includes coverage of the following characteristics: utility, stability, efficiency, accuracy, portfolio and data.

Model owners set performance ranges and define appropriate actions for their models. As part of the regular monitoring, the performance of the models is compared with these operational ranges. If breaches occur, the model owner reports these to the approval body appropriate for the materiality of the model. The model approver is responsible for ensuring completion of the defined action, which may ultimately be a complete rebuild of the model.

72	Barclays Annual Report 2008

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

Various forms of collateral are held and commonly include: cash in major currencies; fixed income products including government bonds; letters of credit; property, including residential and commercial; and other fixed assets.

The Group actively manages its credit exposures and when weaknesses in exposures are detected – either in individual exposures or in groups of exposures – action is taken to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, clients or counterparties, if appropriate), the use of credit derivatives and, sometimes, the sale of the loan assets.

The Group also uses various forms of specialised legal agreements to reduce risk, including netting agreements which permit it to offset positive and negative balances with customers in certain circumstances to minimise the exposure at default, as well as financial guarantees, and the use of covenants in commercial lending agreements.

Barclays manages the diversification of its portfolio to avoid unwanted credit risk concentrations. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Credit risk mitigation to address concentrations takes several dimensions. Within wholesale credit risk, maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to borrowers with higher ratings. They also distinguish between types of counterparty, for example, between sovereign governments, banks and corporations. Excesses to maximum exposure guidelines are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee.

‘Wrong way risk’ in a trading exposure arises when there is significant correlation between the underlying asset and the counterparty which in the event of default would lead to a significant mark to market loss.

When assessing the credit exposure of a wrong way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process. Adjustments to the calculated CEE are considered on a case by case basis.

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

The Wholesale Credit Risk Management Committee (WCRMC) oversees wholesale exposures, comprising lending to businesses, banks, other financial institutions and sovereigns. The WCRMC monitors exposure by country, industry sector, individual large exposures and exposures to sub-investment grade countries.

Country concentrations are addressed through the country risk policy and utilisation of country limits which specify Risk Appetite by country and avoid excessive concentrations of credits in individual countries. Country risk grades are assigned to all countries where the Group has, or is likely to have, exposure and are reviewed regularly to ensure they remain appropriate. Country grades, which are derived from long-term sovereign foreign currency ratings, range from 1 (lowest probability of default) to 21 (highest probability of default). A ceiling is applied where a country is graded 12 or worse so that the counterparty cannot normally receive a higher risk grading than the country, unless some form of protection is available in the event of a cross-border event, such as a significant portion of a counterparty’s assets or income being held or generated in hard currency.

To manage exposure to country risk, the Group uses two country limits: the Prudential Guideline and the Country Guideline. The Prudential Guideline is identified through the strict mapping of a country grade to derive a model-driven acceptable level of country appetite. The Country Guideline for all graded countries is set by the Credit Committee based on the Prudential Guideline and the internal assessment of country risk. The Country Guideline may therefore be above or below the Prudential Guideline.

Country risk is calculated through the application of Country Loss Given Default (CLGD). All cross-border or domestic foreign currency transactions incur CLGD from the Country Guideline agreed at Credit Committee. The level of CLGD incurred by a counterparty transaction will largely depend on three main factors: the country severity, the product severity and counterparty grade. CLGD is incurred in the country of direct risk, defined as where the majority of operating assets are held. This may differ from the country of incorporation. However, where transactions are secured with collateral, the country risk can be transferred from the country of the borrower to the country of the collateral provider. This is only permitted where the collateral covers the borrowing and is not expected to decrease over time.

Country Managers are in place for all countries where the Group has exposure and they, under the direction of Credit Committee, have responsibility for allocating country risk to individual transactions. The total allocation of country limits is monitored on a daily basis by Group Credit Risk, as headed by the Credit Risk Director. Discretions exist to increase the Country Guideline above the level agreed by Credit Committee where the Country Guideline is below the Prudential Guideline. All requests to increase the Country Guideline in line with individual discretions must be submitted to and applied centrally through Group Credit Risk.

Barclays Annual Report 2008	73

A further mitigant against undesirable concentration of risk is the mandate and scale framework described on page 65. Mandate and scale limits, which can also be set at Group level to reflect overall Risk Appetite, can relate either to the stock of current exposures in the relevant portfolio or to the flow of new exposures into that portfolio. Typical limits include the caps on UK commercial investment property lending, the proportion of lending with maturity in excess of seven years and the proportion of new mortgage business that is buy-to-let. The mandate and scale framework also provides protection against undue concentrations within the collateral held.

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

Securitisations

In the course of its business, Barclays has traditionally undertaken securitisations of its own originated assets as well as the securitisation of third party assets via sponsored conduit vehicles and shelf programmes.

Barclays has securitised its own originated assets in order to manage the Group’s credit risk position, to obtain regulatory capital relief, and to generate term liquidity for the Group balance sheet.

For these transactions Barclays adopts the following roles in the securitisation process:

–	Originator of securitised assets

–	Executor of securitisation trades including bond marketing and syndication

–	Provider of securitisation trade servicing, including data management, investor payments and reporting.

As at the end 2008 Barclays has securitised its own originated retail and commercial mortgages, credit cards and corporate loans across both funded traditional and synthetic transactions.

Barclays acts as an administrator and manager of multi-seller conduits through which interests in third-party-originated assets are securitised and funded via the issuance of asset backed commercial paper. From a regulatory perspective, Barclays would be defined primarily as a sponsor of these conduits.

In relation to such conduit activity, Barclays may provide all or a portion of the backstop liquidity to the commercial paper, programme-wide credit enhancement and, as appropriate, interest rate and foreign currency hedging facilities. Barclays receives fees for the provision of these services.

In addition to the above, Barclays has provided swaps to securitisation vehicles, both those sponsored by Barclays and those sponsored by third parties, in order to provide hedges against interest rate and/or currency movements. This forms part of Barclays Capital’s market making activity in interest rate and foreign exchange products.

Barclays also acts as an investor in third-party securitisations (i.e. where Barclays would not be defined as an originator or a sponsor for regulatory purposes). This includes positions in ABS CDO Super Senior, other US Sub Prime & Alt A and bonds which benefit from monoline credit protection. See ‘Barclays Capital Credit Market Exposures’ on pages 93-105 for further details.

Due to the market disruption experienced since August 2007, the volume of securitisation activity in all forms that Barclays has undertaken has been more limited than previously. In addition, the change in risk weighting of certain assets (for example residential mortgages) and of banks securitisations exposures as a result of the introduction of the Basel II regime means that the extent of regulatory relief obtainable from securitisations has changed.

As such, Barclays own asset securitisation in 2008 was limited mainly to trades where securities have been retained on balance sheet and used as required as in central bank liquidity schemes.

During 2008, Barclays launched Salisbury Receivables Corporations (‘Salisbury’), a multi-seller asset-backed commercial paper conduit modelled after Sheffield Receivables Corporation (‘Sheffield’), which was launched in December 1991. Similar to Sheffield, Salisbury has the ability to issue both US commercial paper (‘CP’) and Euro CP notes to finance client asset-backed receivable transactions. Sponsored conduits primarily fund traditional assets such as credit cards, auto loans, student loans, prime mortgages and trade receivables.

RWAs reported for securitised assets at December 2008 are calculated in line with FSA regulations as well as any individual guidance received from the FSA as at the end of the period. Barclays has approval to use the Internal Ratings Based Approach for the calculation of RWAs. Within this, the Group uses the Internal Assessment Approach and the Supervisory Formula Approach to calculate its regulatory capital requirements arising from its securitisation exposures.

Further information about securitisation activities and accounting treatment is in Note 29. The Group’s accounting policies, including those relevant to securitisation activities are on page 179.

For certain transactions, there may be a divergence between the accounting and regulatory treatment of Barclays exposure to securitisations, for example in the treatment of exposure values. This will reflect differing guidance given in the accounting and regulatory regimes which in turn reflect the areas in which the aims of each regime differ.

Barclays employs External Credit Assessment Institutions to provide ratings for its asset backed securities. Their use is dependent on the transaction or asset class involved. For existing transactions, we employ Standard & Poor’s, Moody’s and Fitch for securitisations of corporate, residential mortgage and other retail exposures and Standard & Poor’s and Moody’s for securitisations of small and medium-sized entity and revolving retail exposures.

74	Barclays Annual Report 2008

Risk management

Credit risk management

Analysis of total assets and credit risk exposures

				Analysis of total assets					Sub analysis
Assets	Loans and advances[a] £m	Debt securities and other bills [b] £m	Derivatives [c] £m	Reverse repurchase agreements [d] £m	Other £m	Assets subject to credit risk £m	Assets not subject to credit risk £m	Total assets £m	Credit market exposures [e] £m
Cash and balances at central banks					30,019	30,019		30,019
Items in the course of collection from other banks					1,695	1,695		1,695
Treasury and other eligible bills		4,544				4,544		4,544
Debt securities		148,686				148,686		148,686	4,745
Equity securities [f]							30,535	30,535
Traded loans	1,070					1,070		1,070
Commodities [g]							802	802
Total Trading portfolio assets	1,070	153,230				154,300	31,337	185,637
Financial assets designated at fair value
Loans and advances	30,057				130	30,187		30,187	14,429
Debt securities		8,628				8,628		8,628
Equity securities [f]							6,496	6,496
Other financial assets [h]	1,469			7,283	479	9,231		9,231
Held on own account	31,526	8,628	–	7,283	609	48,046	6,496	54,542
Held in respect of linked liabilities under investment contracts [i]							66,657	66,657
Derivative financial instruments			984,802			984,802		984,802	9,234
Loans and advances to banks	47,707					47,707		47,707
Loans and advances to customers	461,815					461,815		461,815	12,808
Debt securities		58,831				58,831		58,831	727
Equity securities [f]							2,142	2,142
Treasury and other eligible bills		4,003				4,003		4,003
Available for sale financial instruments		62,834				62,834	2,142	64,976
Reverse repurchase agreements and cash collateral on securities borrowed				130,354		130,354		130,354
Other assets					3,096	3,096	3,206	6,302	109
Current tax assets							389	389
Investments in associates and joint ventures							341	341
Goodwill							7,625	7,625
Intangible assets							2,777	2,777
Property, plant and equipment							4,674	4,674
Deferred tax assets							2,668	2,668
Total on-balance sheet	542,118	224,692	984,802	137,637	35,419	1,924,668	128,312	2,052,980
Off-balance sheet:
Acceptances and endorsements						585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						53,942
Commitments						260,816			1,030
Total off-balance sheet						315,343
Total maximum exposure to credit risk						2,240,011

Notes

a	Further analysis of loans and advances is on pages 76 to 89

b	Further analysis of debt securities and other bills is on page 90

c	Further analysis of derivatives is on pages 91 to 92.

d	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.

e	Further analysis of Barclays Capital credit market exposures is on pages 93 to 105.

f	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

g	Commodities primarily consists of physical inventory positions.

h	These instruments consist primarily of loans with embedded derivatives and reverse repurchase agreements designated at fair value.

i	Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Barclays Annual Report 2008	75

Risk management

Credit risk management

Loans and advances

As the granting of credit is one of the Group’s major sources of income and its most significant risk, the Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in the following broad stages:

–	Measuring exposures and concentrations

–	Monitoring weakness in exposures

–	Identifying potential problem loans and credit risk loans (collectively known as potential credit risk loans or PCRLs)

–	Raising allowances for impaired loans

–	Writing off assets when the whole or part of a debt is considered irrecoverable

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through loans to banks, loan commitments, contingent liabilities and debt securities . The value of outstanding loans and advances balances, their risk profile, and potential concentrations within them can therefore have a considerable influence on the level of credit risk in the Group.

As at 31st December 2008, total loans and advances to customers and banks net of impairment allowance were £542,118m (2007: £410,789m), a rise of 32% on the previous year. Loans and advances at amortised cost were £509,522m (2007: £385,518m) and loans and advances at fair value were £32,596m (2007: £25,271m). Loans and advances were well distributed across the retail and wholesale portfolios.

Loans and advances were also well spread across industry classifications. Barclays largest sectoral exposure is to home loans which, combined with other personal and business services sectors ,comprise 48% of total loans and advances (2007: 53%). These categories are generally comprised of small loans, have low volatility of credit risk outcomes, and are intrinsically highly diversified. Growth in loans and advances to the financial services sector reflected an increased client base in the fund management business and increases in cash collateral. Loans and advances are further diversified across a number of geographical regions,

Table 1: Loans and advances at amortised cost
As at 31st December 2008	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk Loans £m	CRLs % of gross loans and advances %	Impairment charge £m	Loan loss rates basis points
Wholesale – customers	266,750	2,784	263,966	8,144	3.1	2,540	95
Wholesale – banks	47,758	51	47,707	48	0.1	40	8
Total wholesale	314,508	2,835	311,673	8,192	2.6	2,580	82
Retail – customers	201,588	3,739	197,849	7,508	3.7	2,333	116
Total retail	201,588	3,739	197,849	7,508	3.7	2,333	116
Total	516,096	6,574	509,522	15,700	3.0	4,913	95

As at 31st December 2007
Wholesale – customers	187,086	1,309	185,777	5,157	2.8	1,190	64
Wholesale – banks	40,123	3	40,120	–	–	(13)	(3)
Total wholesale	227,209	1,312	225,897	5,157	2.3	1,177	52
Retail – customers	162,081	2,460	159,621	4,484	2.8	1,605	99
Total retail	162,081	2,460	159,621	4,484	2.8	1,605	99
Total	389,290	3,772	385,518	9,641	2.5	2,782	71

76	Barclays Annual Report 2008

Risk Management

Credit Risk Management

Loans and advances

based on location of customers. The majority of Barclays exposure is now outside the UK, reflecting higher rates of growth in the international portfolios as well as the effects of currency movements in 2008.

Barclays also actively monitors exposure and concentrations to sub-investment grade countries (see country risk policy, page 73). Details of the 15 largest sub-investment grade countries, by limit, are shown in figure 3.

Contractual maturity represents a further area of potential concentration. The analysis shown in figure 4 indicates that just over 40% of loans to customers have a maturity of more than five years; the majority of this segment comprises secured home loans.

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

Corporate and wholesale loans and advances

Gross loans and advances to wholesale customers and banks grew 38% to £314,508m (31st December 2007: £227,209m), largely due to Barclays Capital where loans and advances increased £72,514m (53%).

Credit Risk Loans (CRLs) rose 59% to £8,192m (31st December 2007: £5,157m). As a percentage of gross loans and advances, CRLs increased 13% to 2.6% (31st December 2007: 2.3%). CRL balances were higher in all businesses, reflecting the downturn in economic conditions, with some deterioration across default grades, higher levels of Early Warning List balances and a rise in impairment and loan loss rates in most wholesale portfolios. The largest rises were in Barclays Capital and GRCB – Western Europe.

Impairment charges on loans and advances rose 119% (£1,403m) to £2,580m (31st December 2007: £1,177m), primarily in Barclays Capital, although all other businesses were higher than the previous year. Impairment in Barclays Commercial Bank rose in both the Larger and

Table 2: Wholesale loans and advances to customers and banks
As at 31st December 2008	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk Loans £m	CRLs % of gross loans and advances %	Impairment charge £m	Loan loss rates basis points
Barclays Commercial Bank	68,904	504	68,400	1,181	1.70	414	60
Barclaycard	301	2	299	20	6.60	11	365
GRCB – Western Europe	15,432	232	15,200	578	3.70	125	81
GRCB – Emerging Markets	7,551	122	7,429	191	2.50	36	48
GRCB – Absa	8,648	140	8,508	304	3.50	19	22
Barclays Capital	208,596	1,796	206,800	5,743	2.80	1,936	93
Barclays Global Investors	834	–	834	–	–	–	–
Barclays Wealth	3,282	28	3,254	174	5.30	28	85
Head office	960	11	949	1	0.10	11	115
Total	314,508	2,835	311,673	8,192	2.60	2,580	82

As at 31st December 2007
Barclays Commercial Bank	65,535	483	65,052	956	1.50	292	45
Barclaycard	295	3	292	17	5.80	9	305
GRCB – Western Europe	10,927	63	10,864	93	0.90	19	17
GRCB – Emerging Markets	4,833	79	4,754	119	2.50	10	21
GRCB – Absa	5,321	112	5,209	97	1.80	11	21
Barclays Capital	136,082	514	135,568	3,791	2.80	833	61
Barclays Global Investors	211	–	211	–	–	–	–
Barclays Wealth	2,745	7	2,738	47	1.70	–	–
Head office	1,260	51	1,209	37	2.90	3	24
Total	227,209	1,312	225,897	5,157	2.30	1,177	52

Barclays Annual Report 2008	77

Medium Business divisions. Deterioration in the Spanish commercial and residential property markets led to higher impairment in GRCB –Western Europe, while in GRCB – Absa, wholesale credit impairment began to rise from a low base and credit indicators began to show deterioration. The loan loss rate on the wholesale and corporate portfolio rose to 82bp (2007: 52bp).

In the wholesale and corporate portfolios impairment allowances increased 116% to £2,835m (31st December 2007: £1,312m).

Barclays largest corporate loan portfolios continue to be in Barclays Capital and Barclays Commercial Bank. Barclays Capital’s corporate loan book grew 43% to £72,796m in 2008, driven by the decline in the value of Sterling relative to other currencies as well as drawdowns on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions. Loans and advances at amortised cost grew 5% in Barclays Commercial Bank and was focused in lower-risk portfolios in Larger Business.

Portfolio growth rates were higher in the international businesses, where Global Retail and Commercial Banking’s wholesale portfolios in Western Europe, Emerging Markets and Absa grew by 40%, 56% and 63%, respectively.

Analysis of Barclays Capital wholesale loans and advances net of impairment allowances

Barclays Capital wholesale loans and advances increased 53% to £208,596m (2007: £136,082m). This was driven by a decline in the value of Sterling relative to other currencies, increased drawdowns on existing corporate lending facilities and the extension of new loans to corporate clients at current terms. Additionally, continuing market volatility resulted in increased cash collateral being placed with clients relating to OTC derivatives.

The corporate lending portfolio, including leveraged finance, increased 47% to £76,556m (2007: £52,258) primarily due to drawdowns on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions.

Included within corporate lending and other wholesale lending portfolios are £7,674m of loans backed by retail mortgage collateral.

Barclays Capital loans and advances held at fair value

Barclays Capital loans and advances held at fair value were £19,630m (2007: £18,259m). These assets are primarily made up of US RMBS whole loans and commercial real estate loans, £14,429m of which is discussed within the credit market exposures.

Table 3: Analysis of wholesale loans and advances net of impairment allowances
	Corporate		Government		Settlement balance and cash collateral		Other wholesale		Total wholesale
Wholesale	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	20 07 £m
BCB	67,741	64,773	659	279	–	–	–	–	68,400	65,052
Barclaycard	299	292	–	–	–	–	–	–	299	292
GRCB – Western Europe	15,017	10,721	32	4	–	–	151	139	15,200	10,864
GRCB – Emerging Markets	5,283	3,276	1,709	1,193	–	–	437	285	7,429	4,754
GRCB – Absa	8,480	5,204	28	5	–	–	–	–	8,508	5,209
Barclays Capital	72,796	51,038	3,760	1,220	79,418	46,639	50,826	36,671	206,800	135,568
BGI	834	211	–	–	–	–	–	–	834	211
Barclays Wealth	3,254	2,738	–	–	–	–	–	–	3,254	2,738
Head office	949	1,209	–	–	–	–	–	–	949	1,209
Total	174,653	139,462	6,188	2,701	79,418	46,639	51,414	37,095	311,673	225,897

Table 4: Analysis of Barclays Capital’s loans and advances at amortised cost
As at 31st December 2008	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk Loans £m	CRLs % of gross loans and advances %	Impairment charge £m	Loan loss rates basis points
Loans and advances bank
Cash collateral and settlement balances	19,264	–	19,264	–	–	–	–
Interbank lending	24,086	51	24,035	48	0.2	40	17
Loans and advances to customers
Corporate lending	77,042	486	76,556	1,100	1.4	305	40
ABS CDO Super Senior	4,117	1,013	3,104	4,117	100.0	1,383	3,359
Other wholesale lending	23,933	246	23,687	478	2.0	208	87
Cash collateral and settlement balances	60,154	–	60,154	–	–	–	–
Total	208,596	1,796	206,800	5,743	2.8	1,936	93

78	Barclays Annual Report 2008

Risk Management

Credit Risk Management

Loans and advances

Analysis of Barclays Commercial Bank loans and advances

The tables below analyse the industry split of Barclays Commercial Bank loans and advances after impairment allowance of £504m. The loan book consists of both loans and advances held at amortised cost and loans and advances held at fair value.

Loans and advances held at fair value were £12,966m as at 31st December 2008. Of these, £12,360m related to government, local authority and social housing. Fair value exceeds amortised cost by £3,018m. Fair value is calculated using a valuation model with reference to observable market inputs and is matched by offsetting fair value movements on hedging instruments. The underlying nominal portfolio increased 47% in 2008.

Property balances within loans and advances at amortised cost and held at fair value totalled £16,351m, of which £8,795m related to social housing.

The weighted average of the drawn balance loss given default, for all of the above loans and advances, was 31%.

Table 5: Analysis of Barclays Commercial Bank loans and advances

Loans and advances to banks at amortised cost
Total £m
Financial institutions and services	867
Total	867

Loans and advances to customers at amortised cost
Total £m
Business and other services	16,611
Construction	3,974
Energy and water	1,112
Financial institutions and services	6,427
Finance Lease receivables	6,644
Manufacturing	8,378
Postal and communications	1,303
Property	8,985
Transport	2,014
Wholesale and retail distribution and leisure	11,426
Government	659
Total	67,533
Loans and advances held at fair value
Total £m
Business and other services	535
Construction	39
Financial institutions and services	32
Property	7,366
Government	4,994
Total	12,966

Barclays Annual Report 2008	79

Barclays Commercial Bank financial sponsor leveraged finance

As at 31st December 2008, the exposure relating to financial sponsor related leveraged finance loans in Barclays Commercial Bank was £2,445m, of which £1,875m related to drawn amounts recorded in loans and advances.

Table 6: Barclays Commercial Bank financial sponsor leveraged finance

Leveraged finance exposure by region
As at 31st December 2008	£m
UK	2,111
Europe	323
Other	11
Total lending and commitments	2,445
Underwriting	28
Total exposure	2,473

The industry classification of the exposure was as follows:

Leveraged finance exposure by industry

As at 31st December 2008	Drawn £m	Undrawn £m	Total £m
Business and other services	1,083	288	1,371
Construction	12	5	17
Energy and water	43	17	60
Financial institutions and services	58	10	68
Manufacturing	307	130	437
Postal and communications	35	2	37
Property	26	5	31
Transport	14	43	57
Wholesale and retail distribution and leisure	297	70	367
Total exposure	1,875	570	2,445

80	Barclays Annual Report 2008

Risk Management

Credit Risk Management

Loans and advances

Retail loans and advances

Gross Loans and Advances to retail customers grew 24% to £201,588m (31st December 2007: £162,081m). The principal drivers were GRCB – Western Europe, UK Retail Banking, and Barclaycard. The GRCB – Western Europe retail portfolio grew by £14,436m (59%) to £38,918m, largely driven by home loans in Spain and Italy, and the appreciation of the Euro against Sterling. The UK Retail Banking portfolio increased by £12,319m (15%) to £96,083m, primarily driven by UK home loans. The Barclaycard Retail portfolios grew by £8,866m (43%) to £29,390m, with growth across the US, UK and Barclaycard’s other European card portfolios.

Total home loans to retail customers grew by 27% to £135,077m, driven by the 58% rise in GRCB – Western Europe, reflecting currency movements and book growth. The UK home finance portfolios within UK Retail Banking grew 18% to £82,303m (31st December 2007: £69,805m).

Unsecured retail credit (credit card and unsecured loans) portfolios grew 43% to £38,856m (31st December 2007: £27,256m), principally as a result of growth in Barclaycard US and GRCB – Western Europe as well as the acquisition of Goldfish in the UK.

Table 7: Retail loans and advances net of impairment allowances

As at 31st December 2008	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk Loans £m	CRLs % of gross loans and advances %	Impairment charge £m	Loan loss rates basis points
UK Retail Banking	96,083	1,134	94,949	2,403	2.50	602	63
Barclaycard	29,390	1,677	27,713	2,566	8.70	1,086	370
GRCB – Western Europe	38,918	302	38,616	794	2.00	171	44
GRCB – Emerging Markets	4,083	191	3,892	179	4.40	130	318
GRCB – Absa	24,677	411	24,266	1,518	6.20	328	133
Barclays Wealth	8,437	24	8,413	48	0.60	16	19
Total	201,588	3,739	197,849	7,508	3.70	2,333	116

As at 31st December 2007
UK Retail Banking	83,764	1,005	82,759	2,063	2.50	559	67
Barclaycard	20,524	1,093	19,431	1,601	7.80	818	399
GRCB – Western Europe	24,482	81	24,401	250	1.00	57	23
GRCB – Emerging Markets	1,881	44	1,837	67	3.60	29	154
GRCB – Absa	24,994	235	24,759	499	2.00	135	54
Barclays Wealth	6,436	2	6,434	4	0.10	7	11
Total	162,081	2,460	159,621	4,484	2.80	1,605	99

Table 8: Analysis of retail loans and advances net of impairment allowances

	Home loans		Cards and unsecured loans		Other retail		Total retail
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
UK Retail Banking	82,303	69,805	8,294	8,297	4,352	4,657	94,949	82,759
Barclaycard	–	–	23,224	14,930	4,489	4,501	27,713	19,431
GRCB – Western Europe	33,760	21,393	4,395	2,660	461	348	38,616	24,401
GRCB – Emerging Markets	603	285	2,900	1,369	389	183	3,892	1,837
GRCB – Absa	18,411	15,136	43	–	5,812	9,623	24,266	24,759
Barclays Wealth	–	–	–	–	8,413	6,434	8,413	6,434
Total	135,077	106,619	38,856	27,256	23,916	25,746	197,849	159,621

Barclays Annual Report 2008	81

Home Loans

The Group’s principal home loans portfolios continue to be in the UK Retail Banking Home Finance business (61% of the Group’s total), GRCB – Western Europe (25%) primarily Spain, and South Africa (14%). During the year, the Group managed the risk profile of these portfolios by strengthening underwriting criteria and reducing the maximum loan to value (LTV) ratios, with greater discrimination between purchases and remortgages and, within the UK buy to let (BTL) segment, between portfolio customers and single property investors.

Credit quality of the principal home loan portfolios reflected relatively low levels of high LTV lending. The LTVs on the Group’s principal home loan portfolios are shown in table 9. Using recent valuations, the LTV of the portfolios as at 31st December 2008 was 40% for UK Retail Banking’s mortgage business, 48% for the Spanish mortgage portfolio within GRCB – Western Europe and 41% for GRCB – Absa’s mortgage portfolio in South Africa. The average LTV for new mortgage business during 2008 at origination for these portfolios was 47% for the UK, 63% for Spain and 58% for South Africa. The percentage of balances with an LTV of over 85% based on current values was 10% for the UK, 5% for Spain and 25% for South Africa. In the UK, BTL mortgages comprised 6.8% the total stock.

Impairment charges rose across the home loan portfolios, reflecting the impact of lower house prices as well as some increase in arrears rates. Three-month arrears as at 31st December 2008 were 0.91% for UK mortgages, 0.76% for Spain and 2.11% for South Africa. To support the Group’s risk profile, we increased collections staff across the businesses and improved operational practices to boost effectiveness.

Credit Cards and Unsecured Loans

The Group’s largest card and unsecured loan portfolios are in the UK (47% of Group total). The US accounts for 19%, where Barclaycard’s portfolio is largely Prime credit quality (FICO score of 660 or more). To address the impact of economic deterioration and the impact of weaker labour markets on the unsecured portfolios in 2008, the Group used a range of measures to improve new customer quality and control the risk profile of existing customers.

In the UK Cards portfolio, initial credit lines were made more conservative, followed by selective credit limit increases using more accurately assessed customer behaviour. The overall number of credit limit increases were reduced by strengthening qualification criteria and a proportion of higher-risk dormant accounts were closed. Arrears rates in the UK Cards portfolio fell slightly during the year, reflecting measures taken to improve customer quality in 2007 and 2008. Repayment Plan balances grew to support government initiatives to supply relief to customers experiencing financial difficulty. Payment rates in repayment plans remained relatively stable.

As a percentage of the portfolio, three-month arrears rates rose during 2008 to 1.87% for UK Loans and 2.15% for US Cards. The rate reduced to 1.28% for UK Cards.

Table 9: Home loans – distribution of balances by loan to value (mark to market)a

	UK		Spain		South Africa
	2008%	2007%	2008%	2007%	2008%	2007%
<= 75%	78.2	90.1	86.7	92.2	60.5	68.6
> 75% and <= 80%	6.1	4.7	4.8	4.2	7.5	7.2
> 80% and <= 85%	5.5	2.5	3.7	1.6	7.2	7.1
> 85% and <= 90%	4.5	1.5	1.6	0.7	7.6	5.9
> 90% and <= 95%	2.5	0.9	1.3	0.6	6.7	6.1
> 95%	3.1	0.3	1.9	0.7	10.5	5.1
Portfolio loan-to-value (mark to market)	40	34	48	45	41	38
Average loan-to-value on new mortgages during the year	47	49	63	63	58	59

Table 10: Home loans three-month arrears[a,b]
	As at 31.12.08%	As at 30.06.08%	As at 31.12.07%
UK	0.91	0.70	0.63
Spain	0.76	0.46	0.24
South Africa	2.11	0.96	0.25

Table 11: Unsecured lending three-month arrears[c]
	As at 31.12.08%	As at 30.06.08%	As at 31.12.07%
UK Cards	1.28	1.36	1.36
UK Loans	1.87	1.40	1.35
US Cards	2.15	2.08	1.83

Note

a	Based on the following portfolios: UK: UKRB Residential Mortgage and Buy to Let portfolios; Spain: GRCB – Western Europe Spanish retail home finance portfolio; South Africa: GRCB – Absa retail home finance portfolio.

b	Defined as total 90 day + delinquent balances as a percentage of outstandings.

c	Defined as total 90 day + delinquent balances as a percentage of outstandings. Excludes legal and repayment plans. UK Cards based on Barclaycard Branded Cards, excluding Goldfish. UK Loans based on Barclayloan. US cards excludes Business Card and US Airways portfolios.

82	Barclays Annual Report 2008

Risk Management

Credit Risk Management

Loans and advances

Monitoring weaknesses in exposures

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures – the Group takes action to mitigate the risks. Such actions may, for example, include: reducing the amounts outstanding (in discussion with the customers, clients or counterparties if appropriate); using credit derivatives securitising the assets; and, on occasion, selling them.

Corporate accounts that are deemed to contain heightened levels of risk are recorded on graded early warning or watch lists comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. These are updated monthly and circulated to the relevant risk control points. Once listing has taken place, exposure is very carefully monitored and, where appropriate, exposure reductions are effected.

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

Warning list balances rose throughout the year as wholesale credit conditions deteriorated across the regions in which Barclays operates.

Within Local Business, accounts that are deemed to have a heightened level of risk, or that exhibit some unsatisfactory features which could affect viability in the short/medium term, are transferred to a separate ‘Caution’ stream. Accounts on the Caution stream are reviewed on at least a quarterly basis, at which time consideration is given to continuing with the agreed strategy, returning the customer to a lower risk refer stream, or instigating recovery/exit action.

Within the personal portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential weaknesses to be monitored on a portfolio basis. This applies in parts of UK Retail Banking, Barclays Wealth, GRCB’s international retail portfolios and Barclaycard. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified.

CRLs and PPLs balances by UK and non-UK

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	From 1st January 2005, the application of IAS 39 required interest to be recognised on the remaining balance of an impaired financial asset (or group of financial assets) at the effective interest rate for that asset. As a result, interest is credited to the income statement in relation to impaired loans; therefore these loans technically are not classified as ‘non-accrual’. In 2005, the Group replaced the ‘non-accrual’ category with one termed ‘impaired loans’. The SEC requires loans to be classified, where applicable, as non-accrual, accruing past due 90 days or more, ‘troubled debt restructurings’ and potential problem loans.

Barclays Annual Report 2008	83

Potential credit risk loans

In line with disclosure requirements from the Securities Exchange Commission (SEC) in the US, if the credit quality of a loan on an early warning or watch list deteriorates to the highest category, consideration is given to including it within the Potential Problem Loan (PPL) list. PPLs are loans where payment of principal and interest is up to date but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Should further evidence of deterioration be observed, a loan may move to the Credit Risk Loan (CRL) category as required by the SEC. Events that would trigger the transfer of a loan from the PPL to the CRL category could include a missed payment or a breach of covenant.

CRLs comprise three classes of loans:

–	‘Impaired loans’ comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

–	The category ‘accruing past due 90 days or more’ comprises loans that are 90 days or more past due as to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value.

–	The category ‘impaired and restructured loans’ comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

In 2007, the term Credit Risk Loans replaced the term Non-Performing Loans (NPLs) as the collective term for the total of these three classes to recognise the fact that the impaired loan category may include loans which, while impaired, are still performing. This category includes drawn ABS CDO Super Senior positions.

Potential Credit Risk Loans (PCRLs) comprise PPLs and CRLs. Figures 5 and 6 show CRL and PPL balances by UK and non-UK. The amounts are shown before deduction of value of security held, impairment allowances (from 2005 onwards) and provisions or interest suspense (2004), all of which might reduce the impact of an eventual loss, should it occur. The significant increase to non-UK CRL and PPL balances, in 2007 and 2008, is principally due to the inclusion of US-located ABS CDO Super Senior positions and other credit market exposures.

Credit Risk Loans

In 2008, CRLs rose 63% to £15,700m (2007: £9,641m). Balances were higher in all businesses as credit conditions deteriorated across Barclays areas of operations and total loans and advances grew. The most notable increases were in Barclays Capital and the non-UK businesses in Global Retail and Commercial Banking.

CRLs and PPLs as a percentage of Loans and Advances

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	From 1st January 2005, the application of IAS 39 required interest to be recognised on the remaining balance of an impaired financial asset (or group of financial assets) at the effective interest rate for that asset. As a result, interest is credited to the income statement in relation to impaired loans; therefore these loans technically are not classified as ‘non-accrual’. In 2005, the Group replaced the ‘non-accrual’ category with one termed ‘impaired loans’. The SEC requires loans to be classified, where applicable, as non-accrual, accruing past due 90 days or more, ‘troubled debt restructurings’ and potential problem loans.

84	Barclays Annual Report 2008

Risk management

Credit risk management

Loans and advances

CRLs in retail secured mortgage products increased by £1,309m (89%) to £2,783m (2007: £1,474m). The key driver was Absa Home Finance where balances increased significantly as a result of higher interest rates and increasing consumer indebtedness. Increases were also seen in UK Home Finance, reflecting weakening UK house prices and the slowing economy, and in Spain, as economic conditions deteriorated.

CRLs in the unsecured and other retail portfolios increased by £1,715m (57%) to £4,725m (2007: £3,010m). The key drivers for this increase were: Absa, which was impacted by higher interest rates and increasing consumer indebtedness, Barclaycard US, due to deteriorating credit conditions which resulted in rising delinquency rates, asset growth and exchange rate movements, and Spain, as economic conditions deteriorated and consumer indebtedness increased.

Corporate/Wholesale CRLs, excluding ABS CDO Super Senior positions, increased by £2,262m (125%) to £4,075m (2007: £1,813m). The key drivers were: Barclays Capital following a number of credit downgrades; increasing default probabilities; and Spain, primarily due to increases to the property-related names. Balances also increased in Barclays Commercial Bank and Absa Commercial and Banking Business as corporate credit conditions deteriorated, particularly in the last quarter of 2008.

CRLs on ABS CDO Super Senior positions increased £773m (23%) to £4,117m (2007: £3,344m). The majority of this increase resulted from a migration of assets, totalling £801m, from potential problem loans (PPLs) to CRLs.

Potential Problem Loans

Balances within the Group’s potential problem loans (PPLs) category rose by £659m to £2,456m (31st December 2007: £1,797m). The principal movements were in the corporate and wholesale portfolios, where PPLs rose £1,463m to £1,959m (31st December 2007: £496m) as credit conditions deteriorated. This rise was offset by a fall in PPLs relating to ABS CDO positions, as those balances moved into the CRL category. Broadly flat PPLs from retail portfolios reflected methodology alignments affecting GRCB – Absa which transferred balances of just over £200m previously reported as PPLs to CRLs. This was offset by rises in UK Retail Banking, GRCB – Western Europe and GRCB – Emerging Markets.

Potential Credit Risk Loans

Combining CRLs and PPLs, total potential credit risk loans (PCRL) balances in the corporate and wholesale portfolios increased by 161% in 2008 to £6,034m (31st December 2007: £2,309m) as a number of names migrated into the CRL and PPL categories, reflecting higher default probabilities in the deteriorating global wholesale environment. PCRLs relating to ABS CDO positions remained stable at £4,117m (31st December 2007: £4,145m).

Total retail PCRL balances increased 61% to £8,005m (31st December 2007: £4,984m) as delinquency rates rose across a number of secured and unsecured portfolios following a deterioration in credit conditions, particularly in the UK, US, Spain and South Africa.

Group PCRL balances rose 59% to £18,156m (31st December 2007: £11,438m). Excluding ABS CDO Super Senior positions, PCRLs increased 92% to £14,039m (31st December 2007: £7,293m).

Table 12: Potential credit risk loans and coverage ratios
	CRLs		PPLs		PCRLs
	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07
Retail Secured	2,783	1,474	280	317	3,063	1,791
Retail Unsecured and other	4,725	3,010	217	183	4,942	3,193
Retail	7,508	4,484	497	500	8,005	4,984
Corporate/Wholesale (excl ABS)	4,075	1,813	1,959	496	6,034	2,309
Group (excl ABS)	11,583	6,297	2,456	996	14,039	7,293
ABS CDO Super Senior	4,117	3,344	–	801	4,117	4,145
Group	15,700	9,641	2,456	1,797	18,156	11,438

	Impairment allowance		CRL coverage		PCRL cove rage
	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07
Retail Secured	561	320	20.2%	21.7%	18.3%	17.9%
Retail Unsecured and other	3,178	2,140	67.3%	71.1%	64.3%	67.0%
Retail	3,739	2,460	49.8%	54.9%	46.7%	49.4%
Corporate/Wholesale (excl ABS)	1,822	1,022	44.7%	56.4%	30.2%	44.3%
Group (excl ABS)	5,561	3,482	48.0%	55.3%	39.6%	47.7%
ABS CDO Super Senior	1,013	290	24.6%	8.7%	24.6%	7.0%
Group	6,574	3,772	41.9%	39.1%	36.2%	33.0%

Barclays Annual Report 2008	85

Impairment Allowances and Coverage Ratios

In 2008, impairment allowances increased 74% to £6,574m (31st December 2007: £3,772m). Excluding ABS CDO Super Senior positions, allowances increased by 60% to £5,561m (31st December 2007: £3,482m). Allowances increased in all businesses as credit conditions deteriorated, but most notably in Barclays Capital and GRCB’s international portfolios.

Reflecting this 74% rise in impairment allowance compared with the 63% rise in total CRLs, the Group’s CRL coverage ratio rose to 41.9% (31st December 2007: 39.1%). Coverage ratios for PCRLs rose to 36.2% (31st December 2007: 33.0%).

The largest driver for these increases was the near four-fold increase in the impairment held against ABS CDO Super Senior positions as the LGD of these assets increased.

Allowance coverage ratios of CRLs and PCRLs excluding the drawn ABS CDO Super Senior positions decreased to 48.0% (31st December 2007: 55.3%) and 39.6% (31st December 2007: 47.7%), respectively. These movements in coverage ratios reflected:

–	An increase in CRLs and PCRLs in the well-secured home loan portfolios.

–	Higher CRLs and PCRLs in the corporate sector, where the recovery outlook is relatively high.

–	Increased early-cycle delinquent balances in the retail unsecured portfolios, as credit conditions worsened. These earlier-cycle balances, which tend to attract relatively lower impairment requirements, have increased as a proportion of the total delinquent balances.

The decrease in the PCRL coverage ratio, excluding the drawn ABS CDO Super Senior positions, was also driven by the overall increase in PPLs as a proportion of total PCRLs. Since, by definition, PPLs attract lower levels of impairment than CRLs, a higher proportion of PPLs in total PCRLs will tend to lower the overall coverage ratio.

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

In terms of individual assessment, the trigger point for impairment is formal classification of an account as exhibiting serious financial problems and where any further deterioration is likely to lead to failure. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies in the corporate portfolios – Barclays Commercial Bank, Barclays Capital and certain areas within GRCB’s international portfolios and Barclaycard.

For collective assessment, the trigger point for impairment is the missing of a contractual payment. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default are derived from statistical probabilities based on experience. Recovery amounts and contractual interest rates are

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

86	Barclays Annual Report 2008

Risk Management

Credit Risk Management

Loans and advances

calculated using a weighted average for the relevant portfolio. This method applies to parts of GRCB’s international portfolios, Barclaycard and UK Retail Banking and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

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

As one of the controls of ensuring that adequate impairment allowances are held, movements in impairment allowances to individual names above £10m are presented to the Credit Committee for agreement.

Impairment charges and other credit provisions in 2008

In 2008, total impairment charges increased 94% (£2,624m) to £5,419m (2007: £2,795m). This figure included impairment charges of £506m

(2007: £13m) on available for sale assets and reverse repurchase agreements.

Impairment charges on loans and advances and other credit provisions increased 77% (£2,131m) to £4,913m (2007: £2,782m) (see table 1 on page 76) reflecting charges of £1,763m against ABS CDO Super Senior and other credit market exposures and increased impairment in the international portfolios within Global Retail and Commercial Banking. Total loans and advances grew 33% to £516,096m (31st December 2007: £389,290m). As a result, impairment charges on loans and advances and other credit provisions as a percentage of period end Group total loans and advances increased to 0.95% (2007: 0.71%).

In the retail portfolios, impairment charges on loans and advances and other credit provisions rose 45% (£728m) to £2,333m (2007: £1,605m) (see table 1 on page 76) principally as a consequence of increased impairment in the international portfolios, whilst total loans and advances increased 24% to £201,588m (31st December 2007: £162,081m). As a result, impairment charges as a percentage of period end total loans and advances increased to 1.16% (2007: 0.99%).

In the wholesale and corporate portfolios, impairment charges on loans and advances and other credit provisions rose by 119% (£1,403m) to £2,580m (2007: £1,177m) (see table 1 on page 76) whilst total loans and advances increased 38% to £314,508m (31st December 2007: £227,209m). As a result, impairment charges as a percentage of period end total loans and advances increased to 0.82% (2007: 0.52%).

Global Retail and Commercial Banking

Impairment charges in UK Retail Banking increased £43m to £602m (2007: £559m), reflecting growth in the book and deteriorating economic conditions. In UK Home Finance, whilst three month arrears increased from 0.63% to 0.91%, the quality of the book and conservative loan to value ratios meant that the impairment charges and amounts charged off remained low at £24m (2007: £3m release). Impairment charges in Consumer Lending increased 3% reflecting the current economic environment and loan growth.

Note

a	2004 does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Table 13: Impairment Charges and Other Credit Provisions
	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
UK Retail Banking	602	559
Barclays Commercial Bank	414	292
Barclaycard	1,097	827
GRCB – Western Europe	296	76
GRCB – Emerging Markets	166	39
GRCB – Absa	347	146
Barclays Capital	419	64
Barclays Wealth	44	7
Head office functions and other operations	11	3
Group Total	3,396	2,013
ABS CDO Sub-Prime and other credit
Market Provisions	1,763	782
Group Total (Including ABS CDO)	5,159	2,795
Other AFS Assets and Reverse Repos	260	–
Group Total
(Including ABS CDO and AFS/Reverse Repos)	5,419	2,795

Barclays Annual Report 2008	87

The impairment charge in Barclays Commercial Bank increased £122m to £414m (2007: £292m), primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter as the UK corporate credit environment deteriorated.

The impairment charge in Barclaycard increased £270m (33%) to £1,097m (2007: £827m), reflecting higher charges in Barclaycard International portfolios, particularly Barclaycard US which was driven by loan growth, rising delinquency due to deteriorating economic conditions and exchange rate movements; and £68m from the inclusion of Goldfish. These factors were partially offset by lower charges in UK Cards and secured consumer lending.

Impairment charges in GRCB – Western Europe increased £220m to £296m (2007: £76m) principally due to deteriorating economic trends and asset growth in Spain, where there were higher charges in the commercial portfolios as a consequence of the slowdown in the property and construction sectors. In addition higher household indebtedness and rising unemployment has driven up delinquency and charge-offs in the personal sector.

Impairment charges in GRCB – Emerging Markets increased £127m to £166m (2007: £39m), reflecting: weakening credit conditions which adversely impacted delinquency trends in the majority of the retail portfolios; asset growth, particularly in India; and increased wholesale impairment in Africa.

Impairment charges in GRCB – Absa increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Investment Banking and Investment Management

Barclays Capital impairment charges of £2,423m (2007: £846m) included a charge of £1,763m (2007: £782m) against ABS CDO Super Senior and other credit market positions. Further impairment charges of £241m were incurred in respect of available for sale assets and reverse repurchase agreements (2007: £nil). Other impairment charges increased £355m to £419m (2007: £64m) and primarily related to charges in the private equity and other loans business.

The impairment charge in Barclays Wealth increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

The impairment charge in Head Office Functions and Other Operations increased £8m to £11m (2007: £3m) mainly reflecting losses on Floating Rate Notes held for hedging purposes. An additional £19m (2007: £nil) of impairment charges were incurred on available for sale assets.

Writing-off of assets

After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-off will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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

Total write-offs of impaired financial assets increased by £956m to £2,919m (2007: £1,963m).

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

88	Barclays Annual Report 2008

Risk management

Credit risk management

Loans and advances

Risk Tendency

In 2008, Risk Tendency increased 58% (£1,355m) to £3,710m (31st December 2007: £2,355m), compared with 32% growth in the Group’s loans and advances balances. This was reflective of the higher credit risk profile, weakening credit conditions across our main businesses, and changing mix, as a consequence of planned growth, in a number of businesses and portfolios. Risk Tendency in 2008 also increased as a result of the weakening of Sterling against a number of other foreign currencies, including the US Dollar and the Euro.

UK Retail Banking Risk Tendency increased £50m to £520m (31st December 2007: £470m). This reflected a higher risk profile in the unsecured and secured loans portfolios, weakening UK credit conditions, and asset growth, primarily in the Home Finance portfolio.

Risk Tendency in Barclays Commercial Bank increased £95m to £400m (31st December 2007: £305m). This reflected the deteriorating UK corporate credit environment and asset growth.

Barclaycard Risk Tendency increased £520m to £1,475m (31st December 2007: £955m) primarily reflecting the inclusion of new business acquisitions (£260m) as well as asset growth, exchange rate movements, and the economic conditions in the US. Risk Tendency in the UK Cards portfolio remained stable as improvements in portfolio quality were offset by deterioration in the UK economic environment.

Risk Tendency at GRCB – Western Europe increased £135m to £270m (31st December 2007: £135m) principally reflecting weakening credit conditions across Europe, particularly in Spain, asset growth and movements in the Euro/Sterling exchange rate.

Risk Tendency at GRCB – Emerging Markets increased £210m to £350m (31st December 2007: £140m) reflecting weakening credit conditions across the majority of regions, a change in the risk profile following a broadening of the product offering through new product launches and new market entry in India and UAE, and asset growth.

Risk Tendency at GRCB – Absa increased £65m to £255m (31st December 2007: £190m) reflecting weakening retail and, to a lesser extent, corporate credit conditions in South Africa and asset growth and movements in the Rand/Sterling exchange rate.

Risk Tendency in Barclays Capital increased £275m to £415m (31st December 2007: £140m) reflecting credit downgrades and asset growth. The drawn liquidity facilities on ABS CDO Super Senior positions are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

Risk Tendency at Barclays Wealth increased £10m to £20m (31st December 2007: £10m) reflecting a weakening credit risk profile and asset growth.

Notes

a	Excludes ABS CDO Super Senior positions as these are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

b	Head office functions and other operations comprise discontinued businesses in transition.
.

Barclays Annual Report 2008	89

Risk management

Credit risk management

Debt securities and other bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 91.6% of the portfolio (2007: 88.0%).

As at 31.12.08	Treasury and other eligible bills £m	Debt securities £m	Total £m	%
AAA to BBB– (investment grade)	7,314	198,493	205,807	91.6
BB+ to B	1,233	15,309	16,542	7.4
B– or lower	–	2,343	2,343	1.0
Total	8,547	216,145	224,692	100.0
Of which issued by:
– governments and other public bodies	8,547	73,881	82,428	36.7
– US agency	–	34,180	34,180	15.3
– mortgage and asset-backed securities	–	34,844	34,844	15.5
– corporate and other issuers	–	55,244	55,244	24.6
– bank and building society certificates of deposit	–	17,996	17,996	7.9
Total	8,547	216,145	224,692	100.0
Of which classified as:
– trading portfolio assets	4,544	148,686	153,230	68.2
– financial instruments designated at fair value	–	8,628	8,628	3.8
– available-for-sale securities	4,003	58,831	62,834	28.0
Total	8,547	216,145	224,692	100.0

As at 31.12.07	Treasury and other eligible bills £m	Debt securities £m	Total £m	%
AAA to BBB– (investment grade)	4,114	189,794	193,908	88.0
BB+ to B	703	24,693	25,396	11.5
B– or lower	–	1,181	1,181	0.5
Total	4,817	215,668	220,485	100.0
Of which issued by:
– governments and other public bodies	4,817	63,798	68,615	31.1
– US agency	–	13,956	13,956	6.3
– mortgage and asset-backed securities	–	28,928	28,928	13.1
– corporate and other issuers	–	88,207	88,207	40.0
– bank and building society certificates of deposit	–	20,779	20,779	9.5
Total	4,817	215,668	220,485	100.0
Of which classified as:
– trading portfolio assets	2,094	152,778	154,872	70.2
– financial instruments designated at fair value	–	24,217	24,217	11.0
– available-for-sale securities	2,723	38,673	41,396	18.8
Total	4,817	215,668	220,485	100.0

90	Barclays Annual Report 2008

Risk management

Credit risk management

Derivatives

The use of derivatives and their sale to customers as risk management products are an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest, exchange rates and commodity and equity prices as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 106-110.

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

Equity derivatives

The Group’s principal equity-related contracts are equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date. The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios.

Commodity derivatives

The Group’s principal commodity-related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are base metals, precious metals, oil and oil-related products, power and natural gas.

Barclays Annual Report 2008	91

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets – As at 31.12.08	Gross assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	107,730	91,572	16,158
Interest rate	615,321	558,985	56,336
Credit derivatives	184,072	155,599	28,473
Equity and stock index	28,684	20,110	8,574
Commodity derivatives	48,995	35,903	13,092
	984,802	862,169	122,633
Total collateral held			54,905
Net exposure less collateral			67,728

Derivative assets – As at 31.12.07	Gross assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	30,824	22,066	8,758
Interest rate	140,504	117,292	23,212
Credit derivatives	38,696	31,307	7,389
Equity and stock index	13,296	12,151	1,145
Commodity derivatives	24,768	15,969	8,799
	248,088	198,785	49,303
Total collateral held			16,700
Net exposure less collateral			32,603

Gross derivative assets of £985bn (2007: £248bn) cannot be netted down under IFRS. Derivative assets would be £917bn (2007: £215bn) lower than reported under IFRS if counterparty or collateral netting were allowed.

Exposure relating to derivatives, repurchase agreements, reverse repurchase agreements, stock borrowing and loan transactions is calculated using internal, FSA approved models. These are used as the basis to assess both regulatory capital and capital appetite and are managed on a daily basis. The methodology encompasses all relevant factors to enable the current value to be calculated and the future value to be estimated, for example: current market rates, market volatility and legal documentation (including collateral rights).

92	Barclays Annual Report 2008

Risk management

Credit risk management

Barclays Capital credit market exposures

Barclays Capital’s credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and available for sale. None of the exposure disclosed below has been reclassified to loans and advances under the amendments to IAS 39.

The exposures are set out by asset class in US Dollars and Sterling below:

		$ma		£ma
US Residential Mortgages	Notes	As at 31.12.08	As at 31.12.07	As at 31.12 .08	As at 31.12.07
ABS CDO Super Senior	A1	4,526	9,356	3,104	4,671
Other US sub- prime	A2	5,017	10,089	3,441	5,037
Alt-A	A3	6,252	9,847	4,288	4,916
US RMBS exposure wrapped by monoline insurers	A4	2,389	1,462	1,639	730

Commercial mortgages
Commercial real estate	B1	16,882	22,239	11,578	11,103
Commercial mortgage-backed securities	B1	1,072	2,596	735	1,296
CMBS exposure wrapped by monoline insurers	B2	2,703	395	1,854	197

Other Credit Market Exposures
Leveraged finance[b]	C1	15,152	18,081	10,391	9,027
SIVs and SIV-Lites	C2	1,404	1,570	963	784
CDPCs	C3	218	39	150	19
CLO and other exposure wrapped by monoline insurers	C4	7,202	817	4,939	408

These exposures have been actively managed during the year in an exceptionally challenging market environment and have been reduced by net sales and paydowns of £6,311m, offset by the 37% appreciation of the US Dollar against Sterling. In January 2009, there was an additional sale of £3,056m of leveraged finance exposure which was repaid at par. Exposures at 31st December 2008 included £1,060m of securities from the acquisition of Lehman Brothers North American businesses. Exposures wrapped by monolines have increased during the course of 2008 as a result of declines in the fair value of the underlying assets.

Analysis of Barclays Capital credit market exposures by asset class

	ABS CDO Super Senior £m	Other US sub -prime £m	Alt-A £m	RMBS Wrapped by Monoline insurers £m	Commercial real estate loans £m	Commercial mortgage backed securities £m	CMBS wrapped by monoline insurers £m	Leveraged finance £m	SIVs and SIV-Lites £m	CDPCs £m	CLO and other exposure wrapped by monoline insurers £m	As at 31.12.08 £m
Debt securities		782	2,532			1,420			11			4,745
Trading portfolio assets		782	2,532			1,420			11			4,745
Loans and advances		1,565	778		11,555				531			14,429
Financial assets designated at fair value		1,565	778		11,555				531			14,429
Derivative financial instruments		643	398	1,639	23	(685)	1,854		273	150	4,939	9,234
Loans and advances to customers	3,104	195						9,361	148			12,808
Debt securities		147	580									727
Available for sale financial instruments		147	580									727
Other assets		109										109
Exposure on balance sheet	3,104	3,441	4,288	1,639	11,578	735	1,854	9,361	963	150	4,939

Notes

a	As the majority of exposure is held in US Dollars the exposures above are shown in both US Dollars and Sterling .

b	Included within the total leveraged finance exposure of £10,391m is £1,030m of off-balance sheet commitments.

Barclays Annual Report 2008	93

There were gross losses of £8,053m (2007: £2,999m) in the year to 31st December 2008. These losses were partially offset by related income and hedges of £1,433m (2007: £706m), and gains of £1,663m (2007: £658m) from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

The gross losses, which included £1,763m (2007: £782m) in impairment charges, comprised: £5,584m (2007: £2,811m) against US RMBS exposures; £1,488m (2007: £14m) against commercial mortgage exposures; and £981m (2007: £174m) against other credit market exposures.

	Fair Value Losses £m	Impairment Charge £m	Gross Losses £m
ABS CDO super senior	(78)	(1,383)	(1,461)
Other US sub-prime	(1,560)	(168)	(1,728)
Alt-A	(1,858)	(125)	(1,983)
US RMBS wrapped by monoline insurers	(412)	–	(412)
Total US residential mortgages	(3,908)	(1,676)	(5,584)

US	(671)	–	(671)
Europe	(350)	–	(350)
Total commercial real estate	(1,021)	–	(1,021)

Commercial mortgage-backed securities	(127)	–	(127)
CMBS wrapped by monoline insurers	(340)	–	(340)
Total commercial mortgages	(1,488)	–	(1,488)

SIVs and SIV-Lites	(143)	(87)	(230)
CDPCs	(14)	–	(14)
CLO and other assets wrapped by monoline insurers	(737)	–	(737)
Total other credit market	(894)	(87)	(981)

Total	(6,290)	(1,763)	(8,053)

94	Barclays Annual Report 2008

Risk management

Credit risk management

Barclays Capital credit market exposures

A. US Residential Mortgages

US residential mortgage exposures have reduced by 41% in US Dollar terms, and 19% in Sterling terms, since 31st December 2007.

A1. ABS CDO Super Senior

During the year ABS CDO Super Senior exposures reduced by £1,567m to £3,104m (31st December 2007: £4,671m). Net exposures are stated after write-downs and charges of £1,461m incurred in 2008 (2007: £1,816m) and hedges of £nil (31st December 2007: £1,347m). There were no hedges in place at 31st December 2008 as the corresponding liquidity facilities had been terminated. There were liquidations and paydowns of £2,318m in the year; weaker Sterling and a reduction in hedges increased exposure by £865m and £1,347m respectively.

The remaining ABS CDO Super Senior exposure at 31st December 2008 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables, and no remaining mezzanine exposure. At 31st December 2007 there were 15 facilities of which nine were high grade and six mezzanine.

The impairment assessment of remaining super senior positions is based on cash flow methodology using standard market assumptions such as default curves and remittance data to calculate the net present value of the future losses for the collateral pool over time. As a result, future potential impairment charges depend on changes in these assumptions.

We have included all ABS CDO Super Senior exposure in the US residential mortgages section as nearly 90% of the underlying collateral relates to US RMBS. The impairment applied to the notional collateral is set out in the table below.

	As at 31.12.08		As at 31.12.07			As at 31.12.08	As at 31.12.07
	High Grade £m	Total £m	High Grade £m	Mezzanine £m	Total £m	Marks [a]	Marks [a]
2005 and earlier	1,226	1,226	1,458	1,152	2,610	90%	69%
2006	471	471	1,654	314	1,968	37%	47%
2007 and 2008	25	25	176	87	263	69%	53%
Sub-prime	1,722	1,722	3,288	1,553	4,841	75%	60%
2005 and earlier	891	891	714	102	816	77%	96%
2006	269	269	594	68	662	75%	90%
2007 and 2008	62	62	163	13	176	37%	80%
Alt-A	1,222	1,222	1,471	183	1,654	74%	92%
Prime	520	520	662	123	785	100%	100%
RMBS CDO	402	402	842	445	1,287	–	19%
Sub-prime second lien	127	127	158	–	158	–	32%
Total RMBS	3,993	3,993	6,421	2,304	8,725	68%	63%
CMBS	44	44	189	110	299	100%	96%
Non-RMBS CDO	453	453	429	80	509	56%	49%
CLOs	35	35	26	–	26	100%	100%
Other ABS	51	51	136	4	140	100%	100%
Total other ABS	583	583	780	194	974	66%	72%
Total notional collateral	4,576	4,576	7,201	2,498	9,699	68%	64%
Subordination	(459)	(459)	(1,001)	(864)	(1,865)
Gross exposure pre impairment	4,117	4,117	6,200	1,634	7,834
Impairment allowances	(1,013)	(1,013)	(290)	(432)	(722)
Trading losses gross of Hedges	–	–	(1,041)	(53)	(1,094)
Hedges	–	–	(960)	(387)	(1,347)
Net exposure	3,104	3,104	3,909	762	4,671
Collateral marks including liquidated structures						32%	62%

Note

a	Marks above reflect the gross exposure after the impairment and subordination and do not include the benefit of hedges. The change in marks since 31st December 2007 primarily results from the liquidation during 2008 of the most impaired structures.

Barclays Annual Report 2008	95

Consolidated collateral of £8.4bn relating to the ten CDOs that were liquidated in 2008 has been sold or are stated at fair value net of hedges within Other US sub-prime, Alt-A and CMBS exposures. The notional collateral remaining at 31st December 2008 is marked at approximately 12%. The collateral valuation for all ABS CDO Super Senior deals, including those liquidated and consolidated in 2008, is approximately 32% (31st December 2007: 62%).

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprises residential mortgage backed securities (RMBS). At 31st December 2008 the residual exposure contains a higher proportion of collateral originated in 2005 and earlier than at 31st December 2007. There is minimal exposure to collateral originated in 2007 or later. The vintages of the sub-prime, Alt-A and US RMBS collateral are set out in the table below.

	As at 31.12.08	As at 31.12.07
Sub-prime Collateral by Vintage
2005 and earlier	71%	54%
2006	27%	41%
2007 and 2008	2%	5%
Alt-A Collateral by Vintage
2005 and earlier	73%	49%
2006	22%	40%
2007 and 2008	5%	11%
US RMBS Collateral by Vintage
2005 and earlier	72%	53%
2006	25%	40%
2007 and 2008	3%	7%

RMBS collateral for the ABS CDO Super Senior exposures is subject to public ratings. The ratings of sub-prime, Alt-A and total US RMBS CDO collateral are set out in the table below.

	31.12.08 High Grade	31.12.07 High Grade	31.12.07 Mezzanine	31.12.07 Total
Sub-prime US RMBS Ratings
AAA/AA	42%	43%	2%	30%
A/BBB	21%	51%	82%	60%
Non-investment Grade	37%	6%	16%	10%
Alt-A RMBS Ratings
AAA/AA	66%	89%	47%	85%
A/BBB	7%	8%	45%	12%
Non-investment Grade	27%	3%	8%	3%
Total US RMBS Ratings
AAA/AA	50%	63%	14%	50%
A/BBB	13%	31%	70%	41%
Non-investment Grade	37%	6%	16%	9%

96	Barclays Annual Report 2008

Risk management

Credit risk management

Barclays Capital credit market exposures

A2. Other US Sub-Prime

	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08	Marks at 31.12.07

Whole loans – performing	1,290	2,805	80%	100%
Whole loans – more than 60 days past due	275	372	48%	65%
Total whole loans	1,565	3,177	72%	94%
AAA securities	111	735	40%	92%
Other sub-prime securities	818	525	23%	61%
Total securities gross of hedges	929	1,260	25%	76%
Hedges	–	(369)
Securities (net of hedges)	929	891
Residuals	–	233	–	24%
Other exposures with underlying sub-prime collateral:
– Derivatives	643	333	87%	100%
– Loans	195	346	70%	100%
– Real Estate	109	57	46%	68%
Total other direct and indirect exposure	1,876	1,860
Total	3,441	5,037

The majority of Other US sub-prime exposures are measured at fair value through profit and loss. US sub-prime securities held in conduits and a collateralised debt obligation (CDO) are categorised as available for sale and are recognised in equity.

Exposure declined from £5,037m to £3,441m driven by gross losses of £1,728m and net sales, paydowns and other movements of £1,649m. Weaker Sterling resulted in an increase in exposure of £1,086m. Exposures at 31st December 2008 included assets acquired from Lehman Brothers North American businesses of £83m in AAA securities and £124m in other US sub-prime securities.

At 31st December 2008, 82% of the whole loan exposure was performing. Whole loans included £1,422m (31st December 2007: £2,843m) acquired on or originated since the acquisition of EquiFirst in March 2007. Of this balance, £281m of new sub-prime loans were originated in 2008. At 31st December 2008, the average loan to value at origination of all the sub-prime whole loans was 79%. Loans guaranteed by Federal Housing Administration (FHA) are not included in the exposure above. An FHA loan is a mortgage loan fully insured by the US Federal Housing Administration and therefore not considered to be a credit sensitive product. EquiFirst has only originated FHA eligible loans since April 2008, and held £132m of these loans at 31st December 2008.

Securities included £37m held by consolidated conduits and £110m held in a CDO on which impairment charges of £16m and £53m respectively have been recorded.

Other exposures with underlying sub-prime collateral include counterparty derivative exposures to vehicles which hold sub-prime collateral. Derivatives of £643m (31st December 2007: £333m) relate to US Dollar denominated interest rate swaps. The increase in the balance principally relates to the decline in interest rates globally and the 37% depreciation of Sterling relative to the US Dollar, especially in the second half of 2008. The majority of all other exposures with underlying sub-prime collateral was the most senior obligation of the vehicle.

Barclays Annual Report 2008	97

A3. Alt-A

	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08	Marks at 31.12.07
AAA securities	1,847	3,553	43%	87%
Other Alt-A securities	1,265	208	9%	75%
Whole Loans	776	909	67%	97%
Residuals	2	25	6%	66%
Derivative exposure with underlying Alt-A collateral	398	221	100%	100%
Total	4,288	4,916

Alt-A securities, whole loans and residuals are measured at fair value through profit and loss. Alt-A securities held in conduits and a collateralised debt obligation (CDO) are categorised as available for sale and are recognised in equity.

Net exposure to the Alt-A market was £4,288m (31st December 2007: £4,916m), through a combination of whole loans, securities and residuals, including those held in consolidated conduits. There were gross losses of £1,983m in the year and net sales, paydowns and other movements of £181m. Weaker Sterling resulted in an increase in exposure of £1,190m. Exposures at 31st December 2008 included assets acquired from Lehman Brothers North American businesses of £300m in AAA securities and £324m in other Alt-A securities.

Securities included £491m held by consolidated conduits and £89m held in a CDO on which impairment charges of £65m and £58m respectively have been recorded.

At 31st December 2008, 75% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination was 81%.

Other exposures with underlying Alt-A collateral include counterparty derivative exposures to vehicles which hold Alt-A collateral. Derivative exposures with underlying Alt-A collateral of £398m (31st December 2007: £221m) relate to US Dollar denominated interest rate swaps. The increase in the balance principally relates to the decline in interest rates globally and the 37% depreciation of Sterling relative to the US Dollar, especially in the second half of 2008. The majority of this exposure was the most senior obligation of the vehicle.

A4. US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers

The deterioration in the US residential mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows RMBS assets where we held protection from monoline insurers at 31st December 2008. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £1,639m by 31st December 2008 (2007: £730m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st December 2008 while 81% of the underlying assets were non-investment grade, 97% are wrapped by monolines with investment grade ratings.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2008. Consequently, a fair value loss of £412m has been recognised in the year. There have been no claims due under these contracts as none of the underlying assets were in default at 31st December 2008.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cash flow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cash flow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cash flow shortfall in underlying collateral. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs which results in all monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

	As at 31.12.08
	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
AAA/AA	–	–	–	–	–
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37
Total	2,641	500	2,141	(502)	1,639

	As at 31.12.07
AAA/AA	2,807	2,036	771	(41)	730

98	Barclays Annual Report 2008

Risk management

Credit risk management

Barclays Capital credit market exposures

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	Rating of Monoline Insurers – As at 31.12.08
	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m
2005 and earlier	–	143	–	143
2006	–	1,240	–	1,240
2007 and 2008	–	510	–	510
High Grade	–	1,893	–	1,893
Mezzanine – 2005 and earlier	–	625	74	699
CDO [2] – 2005 and earlier	–	49	–	49
US RMBS	–	2,567	74	2,641
The notional value of the assets, split by the current rating of the underlying asset, is shown below.
	Rating of Underlying Asset – As at 31.12.08
	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m
2005 and earlier	143	–	–	143
2006	–	–	1,240	1,240
2007 and 2008	–	–	510	510
High Grade	143	–	1,750	1,893
Mezzanine – 2005 and earlier	31	330	338	699
CDO [2] – 2005 and earlier	–	–	49	49
US RMBS	174	330	2,137	2,641

Barclays Annual Report 2008	99

B. Commercial Mortgages

Commercial mortgages reduced 18% in US Dollar terms. In Sterling terms these increased by 12%.

B1. Commercial Mortgages

Exposures in Barclays Capital’s commercial mortgages portfolio, all of which are measured at fair value, comprised commercial real estate loan exposure of £11,578m (31st December 2007: £11,103m) and commercial mortgage-backed securities (CMBS) of £735m (31st December 2007: £1,296m). During the year there were gross losses of £1,148m. Gross sales and paydowns of £1,034m in the UK and Continental Europe and £2,167m in the US were partially offset by additional drawdowns. Weaker Sterling increased exposure by £3,058m.

The commercial real estate loan exposure comprised 55% US, 41% UK and Europe and 4% Asia. 5% of the total relates to land or property under construction.

The US exposure included two large transactions which comprised 42% of the total US exposure and have paid down approximately £789m in the year. The remaining 58% of the US exposure comprised 76 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.4 years.

The UK and Europe portfolio is well diversified with 64 transactions in place as at 31st December 2008. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 90% of the portfolio. 47% of the German exposure relates to one transaction secured on multifamily residential assets. Exposure to the Spanish market represents less than 1% of global exposure at 31st December 2008.

Commercial Real Estate Exposure by Region
	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08	Marks at 31.12.07
US	6,329	5,947	88%	99%
Germany	2,467	1,783	95%	100%
Sweden	265	250	96%	100%
France	270	289	94%	100%
Switzerland	176	127	97%	100%
Spain	106	89	92%	100%
Other Continental Europe	677	779	90%	100%
UK	831	1,422	89%	100%
Asia	457	417	97%	100%
Total	11,578	11,103

Commercial Real Estate Exposure Metrics
	WALTV[a]	WAM[b]	WALA[c]
US	79.5%	1.4 yrs	1.6 yrs
Germany	79.4%	4.6 yrs	1.5 yrs
Other Europe	82.2%	4.5 yrs	1.7 yrs
UK	77.8%	5.8 yrs	1.8 yrs
Asia	93.3%	4.7 yrs	1.3 yrs

Commercial Real Estate Exposure by Industry
	As at 31.12.08
	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m
Office	2,081	436	802	192	145	3,656
Residential	1,957	1,268	–	229	128	3,582
Retail	66	567	96	110	118	957
Hotels	1,145	–	441	29	18	1,633
Leisure	–	–	–	233	–	233
Land	232	–	–	–	–	232
Industrial	582	126	131	38	10	887
Mixed/Others	243	70	24	–	38	375
Hedges	23	–	–	–	–	23
Total	6,329	2,467	1,494	831	457	11,578

Notes

a	Weighted-average loan- to-value based on the most recent valuation.

b	Weighted-average number of years to initial maturity.

c	Weighted-average loan age.

100	Barclays Annual Report 2008

Risk management

Credit risk management

Barclays Capital credit market exposures

B1. Commercial Mortgages (continued)

Commercial Mortgage Backed Securities (net of hedges)
	As at 31.12.08 £m	As at 31.12.07 £m	Marks[a] at 31.12.08	Marks[a] at 31.12.07
AAA securities	588	1,008
Other securities	147	288
Total	735	1,296	21%	98%

Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.

Exposures at 31st December 2008 included assets acquired from Lehman Brothers North American businesses of £143m in AAA securities and £86m in other securities.

B2. CMBS Exposure Wrapped by Monoline Insurers

The deterioration in the commercial mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows Commercial Mortgage Backed Security (CMBS) assets where we held protection from monoline insurers at 31st December 2008. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £1,854m by 31st December 2008 (31st December 2007: £197m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st December 2008 all underlying assets were rated AAA/AA and 89% are wrapped by monolines with investment grade ratings.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2008. Consequently, a fair value loss of £340m has been recognised in the year. There have been no claims due under these contracts as none of the underlying assets were in default at 31st December 2008.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cash flow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cash flow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cash flow shortfall in underlying collateral. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs which results in all monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by credit rating of monoline insurer
	As at 31.12.08
	Notional £m	Fair value of underlying asset £m	Fair value exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179
Total	3,752	1,509	2,243	(389)	1,854

	As at 31.12.07
AAA/AA	3,614	3,408	206	(9)	197

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	Rating of monoline insurers – As at 31.12.08
	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m
2005 and earlier	–	437	–	437
2006	69	544	–	613
2007 and 2008	–	2,277	425	2,702
CMBS	69	3,258	425	3,752

Note

a	Marks are based on gross collateral.

Barclays Annual Report 2008	101

The notional value of the assets split by the current rating of the underlying asset, is shown below. All CMBS assets were rated AAA/AA at 31st December 2008.

	Rating of Underlying Asset – As at 31.12.08
	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m
2005 and earlier	437	–	–	437
2006	613	–	–	613
2007 and 2008	2,702	–	–	2,702
CMBS	3,752	–	–	3,752

C . Other credit market exposures

In the year ended 31st December 2008 these exposures increased by 17% in US Dollar terms, and 61% in Sterling terms.

C1. Leveraged Finance

Leveraged loans are classified within loans and advances and are stated at amortised cost less impairment. The overall credit performance of the assets remains satisfactory.

At 31st December 2008, the gross exposure relating to leveraged finance loans was £10,506m (31st December 2007: £9,217m). Barclays Capital expects to hold these leveraged finance positions until redemption. Material movements since 31st December 2007 reflect exchange rate changes rather than changes in loan positions.

The net exposure relating to leverage finance loans of £10,391m (31st December 2007: £9,027m) was reduced to £7,335m following a repayment of £3,056m at par in January 2009.

Leveraged Finance Exposure by Region
	As at 31.12.08 £m	As at 31.12.07 £m
UK	4,810	4,401
US	3,830	3,037
Europe	1,640	1,568
Asia	226	211
Total lending and commitments	10,506	9,217
Identified and unidentified impairment[a]	(115)	(190)
Net lending and commitments	10,391	9,027

Leveraged finance exposure by industry
	As at 31.12.08			As at 31.12.07
	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m	Total £m
Insurance	2,546	31	2,577	2,456	78	2,534
Telecoms	2,998	211	3,209	2,259	240	2,499
Retail	904	128	1,032	828	132	960
Health care	659	144	803	577	141	718
Media	655	89	744	469	127	596
Services	568	131	699	388	134	522
Manufacturing	500	102	602	371	125	496
Chemicals	317	26	343	46	286	332
Other	329	168	497	233	327	560
Total	9,476	1,030	10,506	7,627	1,590	9,217

New leveraged finance commitments originated after 30th June 2007 comprised £573m (31st December 2007: £1,148m).

Note

a	The movement in impairment during the period is primarily due to the release of the provision on the post year end repayment, for which there was a binding commitment as at 31st December 2008.

102	Barclays Annual Report 2008

Risk management

Credit risk management

Barclays Capital credit market exposures

C2. SIVs and SIV-Lites

SIVs/SIV-Lites
	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08	Marks at 31.12.07
Liquidity facilities	679	466	62%	100%
Bond inventory	11	52	7%	37%
Derivatives	273	266
Total	963	784

SIV exposure increased from £784m to £963m during the year. There were £230m of gross losses against SIVs and SIV lites in the year. Weaker Sterling resulted in an increase in exposure of £281m.

At 31st December 2008 liquidity facilities of £679m (31st December 2007: £466m) include £531m designated at fair value through profit and loss relating to a SIV-lite which had previously been hedged with Lehman Brothers. Following the Lehman Brothers bankruptcy this facility was reflected as a new exposure to the underlying assets. The remaining £148m represented drawn liquidity facilities in respect of SIV-lites and other structured investment vehicles classified as loans and advances stated at cost less impairment.

Bond inventory and derivatives are fair valued through profit and loss.

Movement in derivative exposure primarily related to CDS exposure due to general spread widening. At 31st December 2008 exposure was broadly in line with the prior year.

C3. CDPC exposure

Credit derivative product companies (‘CDPCs’) are specialist providers of credit protection principally on corporate exposures in the form of credit derivatives. The Group has purchased protection from CDPCs against a number of securities with a notional value of £1,772m. The fair value of the exposure to CDPCs at 31st December 2008 was £150m. A fair value loss of £14m has been recognised in the year.

Of the notional exposure, 45% related to AAA/AA rated counterparties, with the remainder rated A/BBB.

Exposure by credit rating of CDPC
	As at 31.12.08
	Notional £m	Gross exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA/AA	796	77	(14)	63
A/BBB	976	87	–	87
Total	1,772	164	(14)	150

	As at 31.12.07
AAA/AA	1,262	19	–	19

Barclays Annual Report 2008	103

C4. CLO and other exposure wrapped by monoline insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 31st December 2008. The deterioration in markets for these assets has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £4,939m by 31st December 2008 (31st December 2007: £408m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st December 2008 all of the underlying assets have investment grade ratings and 39% are wrapped by monolines rated AAA/AA. 87% of the underlying assets were CLOs, all of which were rated AAA/AA.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2008. Consequently, a fair value loss of £737m, has been recognised in the year. There have been no claims due under these contracts as none of the underlying assets were in default at 31st December 2008.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cash flow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cash flow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cash flow shortfall in underlying collateral. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs for non-AAA rated monolines, which results in all other monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by credit rating of monoline in surer
		As at 31.12.08
	Notional £m	Fair value of underlying asset £m	Fair value exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

		As at 31.12.07
AAA/AA	15,152	14,735	417	(9)	408

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.
		Rating of monoline insurers – As at 31.12.08
		AAA/AA £m	A/BBB £m	Non- investment grade £m	Total £m
2005 and earlier		2,064	1,647	2,326	6,037
2006		1,803	2,173	1,918	5,894
2007 and 2008		3,324	1,369	1,602	6,295
CLOs		7,191	5,189	5,846	18,226
2005 and earlier		131	661	70	862
2006		145	158	232	535
2007 and 2008		814	438	–	1,252
Other		1,090	1,257	302	2,649
Total		8,281	6,446	6,148	20,875

104	Barclays Annual Report 2008

Risk Management

Credit risk management

Barclays Capital credit market exposures

The notional value of the assets split by the current rating of the underlying asset is shown below. All of the underlying assets had investment grade ratings as at 31st December 2008.

	Rating of Underlying Asset – As at 31.12. 08
	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m
2005 and earlier	6,037	–	–	6,037
2006	5,894	–	–	5,894
2007 and 2008	6,295	–	–	6,295
CLOs	18,226	–	–	18,226
2005 and earlier	862	–	–	862
2006	535	–	–	535
2007 and 2008	785	467	–	1,252
Other	2,182	467	–	2,649
Total	20,408	467	–	20,875

Own credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31st December 2008, the own credit adjustment arose from the fair valuation of £54.5bn of Barclays Capital structured notes (31st December 2007: £40.7bn). The widening of Barclays credit spreads in the year affected the fair value of these notes and as a result revaluation gains of £1,663m were recognised in trading income (2007: £658m).

Barclays Annual Report 2008	105

Risk management

Market risk management

Organisation and structure

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. Market risk mainly arises from trading activities. Barclays is also exposed to market risk through non-traded interest rate risk and the pension fund.

Barclays market risk objectives are to:

– Understand and control market risk by robust measurement and the setting of position limits.

– Facilitate business growth within a controlled and transparent risk management framework.

– Ensure traded market risk resides primarily in Barclays Capital.

– Minimise non-traded market risk.

The Board approves market risk appetite for trading and non-trading activities. The Market Risk Director is responsible for the Market Risk Control Framework and, under delegated authority from the Group Risk Director, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Group Risk Director, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Each business is responsible for the identification, measurement, management, control and reporting of market risk as outlined in Barclays Market Risk Control Framework. Oversight and

support is provided to the business by the Market Risk Director, assisted by the central market risk team. The Market Risk Committee reviews, approves, and makes recommendations concerning the market risk profile across Barclays including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Market Risk Director. Attendees include the Group Risk Director, respective business risk managers and senior managers from the central market risk team.

In Barclays Capital, the Head of Market Risk is responsible for implementing the market risk control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for Barclays Capital as a whole as well as for the main business areas. The risks covered include interest rate, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at the Barclays Capital Traded Positions Risk Review meeting. The attendees at this meeting include the Group Risk Director and senior managers from Barclays Capital and the central market risk team.

In Global Retail and Commercial Banking, each of the six main business areas (UK Retail Banking, Barclays Commercial Bank, Barclaycard, Western Europe, Emerging Markets and Absa) has its own market risk department. The head of each department is responsible for implementing the Market Risk Control Framework, with oversight provided by the central market risk team. A combination of daily and monthly risk reports are sent to the central market risk team. A risk summary is presented at Market Risk Committee and the respective Asset and Liability Committees.

Global Retail and Commercial Banking is responsible for non-structural non-trading interest rate risk and Group Treasury is responsible for structural risk (interest rate and foreign exchange). The chart below gives an overview of the business control structure.

Overview of the business control structure

Market Risk Director

Risk type	...managed by	and reviewed by Group Market Risk and...
Traded	**Barclays Capital**	– Traded Products Risk Review Meeting
Non-traded – Banking book interest rate risk – Foreign exchange risk	**Global Retail and Commercial Banking**	– Asset and Liability Committees – New product process team – Supervisory visits from the Central Market Risk Team
	Barclays Wealth	– Asset and Liability Committee
	Group Treasury	– Treasury Committee – Treasury Hedge Committee
– Pension risk	**Pension Fund Trustees and Barclays Central Functions**	– Investment Committee – Pension Management Group – Pension Executive Board
– Investment risk – Asset management risk	**BGI** **Barclays Wealth** **GRCB – Absa**	– BGI Investment Committee – BGI Risk and Compliance Committee – Absa Market Risk Committee – Barclays Wealth ALCO

106	Barclays Annual Report 2008

Risk management

Market risk management

Traded market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together. In Barclays Capital, trading risk occurs in both the trading book and the banking book, as defined for regulatory purposes.

Risk measurement and control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall (ES), stress testing and scenario testing. Book limits such as foreign exchange and interest rate delta limits are also in place.

Daily Value at Risk is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation method with a two year unweighted historical period.

In 2008, the confidence level was changed to 95% from 98% as an increasing incidence of significant market movements made the existing measure more volatile and less effective for risk management purposes. Switching to 95% made DVaR more stable and consequently improved management, transparency and control of the market risk profile.

The historical simulation calculation can be split into three parts:

– Calculate hypothetical daily profit or loss for each position over the most recent two years, using observed daily market moves.

– Sum hypothetical profit or losses for day one, giving one total profit or loss. This is repeated for all other days in the two year history.

– DVaR is the 95th percentile selected from the two years of daily hypothetical total profit or loss.

The DVaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, commodities and equity products, and issuer specific risk for the majority of single name and portfolio traded credit products. Internally, as noted before, DVaR is calculated for both the trading and banking books.

When reviewing DVaR estimates, a number of considerations should be taken into account. These are:

– Historical simulation uses the recent past to generate possible future market moves but the past may not be a good indicator of the future

– The one day time horizon does not fully capture the market risk of positions that cannot be closed out or hedged within one day

– Intra-day risk is not captured

– DVaR does not indicate the potential loss beyond the 95th percentile.

DVaR is an important market risk measurement and control tool and consequently the model is regularly assessed. The main approach employed is the technique known as back-testing which counts the

The daily average, maximum and minimum values of DVaR, 95% and 98%, were calculated as below.

DVaR (95%)
	12 months to 31st December 2008			12 months to 31st December 2007
	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Interest rate risk	28.9	47.8	15.1	15.3	26.5	10.0
Credit spread risk	31.1	71.7	15.4	17.3	28.0	10.8
Commodity risk	18.1	25.4	12.5	15.3	19.0	10.7
Equity risk	9.1	21.0	4.8	8.0	12.1	4.5
Foreign exchange risk	5.9	13.0	2.1	3.8	7.2	2.1
Diversification effect [a]	(39.7)	n/a	n/a	(27.2)	n/a	n/a
Total DVaR	53.4	95.2	35.5	32.5	40.9	25.2

DVaR (98%)
	12 months to 31st December 2008			12 months to 31st December 2007
	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Interest rate risk	45.0	80.9	21.0	20.0	33.3	12.6
Credit spread risk	54.0	143.4	30.1	24.9	43.3	14.6
Commodity risk	23.9	39.6	16.5	20.2	27.2	14.8
Equity risk	12.8	28.9	6.7	11.2	17.6	7.3
Foreign exchange risk	8.1	21.0	2.9	4.9	9.6	2.9
Diversification effect [a]	(67.3)	n/a	n/a	(39.2)	n/a	n/a
Total DVaR	76.5	158.8	47.5	42.0	59.3	33.1

Note

a	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

Barclays Annual Report 2008	107

number of days when a loss (as defined by the FSA in BIPRU 7.10) exceeds the corresponding DVaR estimate, measured at the 99% confidence level.

The FSA categorises a DVaR model as green, amber or red. A green model is consistent with a good working DVaR model and is achieved for models that have four or less back-testing exceptions in a 12-month period. For Barclays Capital’s trading book, green model status was maintained for 2008 and 2007.

To further improve the control framework, formal daily monitoring of Expected Shortfall (ES) was started. This metric is the average of all the hypothetical losses beyond DVaR.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. It helps to identify risk concentrations across business lines and assist senior management in capital planning decisions. A variety of different types of stress tests are performed in order to fulfil the objectives of stress testing. The global asset class stress tests have been designed to cover major asset classes including interest rate, credit spread, commodity, equity, foreign exchange rates and emerging markets.

Stress results are produced at least fortnightly. If a potential stress loss exceeds the corresponding trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital market risk management and the respective Barclays Capital business heads. The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

Scenario tests are hypothetical events which could lead to extreme yet plausible stress type moves under which profitability is seriously challenged. The scenarios are devised by senior risk managers and economists and are reviewed quarterly. Examples include ‘Global pandemic’, ‘Problems with GBP sovereign issuances’ and ‘Liquidity crisis’. The scenarios are calculated at least fortnightly and the results are included in the Traded Positions Risk Review meeting information pack.

Analysis of traded market risk exposures

The tables and graph show the time series for total DVaR with commentary. Further analysis is given in Note 48.

Analysis of trading revenue

The histograms below show the distribution of daily trading revenue for Barclays Capital in 2008 and 2007. Revenue includes net trading income, net interest income, net fees and commissions relating to primary trading, and the effects of gains or losses on own credit. The average daily revenue in 2008 was £19.5m (2007: £26.2m) and there were 203 positive revenue days out of 254 (2007: 224 out of 253). The number of negative revenue days increased in 2008, largely a result of volatile markets especially in the fourth quarter. The number of positive revenue days greater than £45m also increased but these were spread across the year.

Notes

a	Total DVaR remains broadly at the same level as recorded in Dec 07.

b	Total DVaR reduces due to reduction in interest rate positions.

c	Barclays acquires Lehman Brothers North American businesses during a period of extreme market volatility. The Lehman positions are subsequently reduced.

d	DVaR increases significantly due to extreme market volatility following the failure of several financial intuitions and a material deterioration in the global economic outlook. Barclays changes to 95% DVaR to improve management, transparency and control of the market risk profile.

108	Barclays Annual Report 2008

Risk management

Market risk management

Non-traded market risk

Barclays objective is to minimise non-traded market risks. This is achieved by transferring risk from the business to a local treasury or Group Treasury, which in turn hedges the net exposure with the external market. Limits exist to ensure no material risk is retained within any business or product area. The majority of exposures are within Global Retail and Commercial Banking.

Non-traded interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services.

The techniques used to measure and control non-traded interest rate risk include Annual Earnings at Risk, DVaR and Stress Testing. Book limits such as foreign exchange and interest position limits are also in place.

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated on a monthly basis as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis points increase or decrease in interest rates.

To complement AEaR, the Group also uses a simplified version of the DVaR approach used by Barclays Capital.

Stress testing is also carried out by the business centres and is reviewed by senior management and business-level asset and liability committees. The stress testing is tailored to the business and typically incorporates scenario analysis and historical stress movements applied to respective portfolios.

The analysis of non-traded interest rate risk is given in Note 48.

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

Investment risk is the risk of financial volatility arising from changes in the market value of investments, principally occurring in Barclays insurance companies and Barclays Global Investors. A change in the fair value of these investments may give rise to a liability which may have to be funded by the Group. It is Barclays policy to hedge such exposures in line with a defined risk appetite.

Barclays policy is for foreign exchange traded risk to be concentrated and managed in Barclays Capital. Some transactional foreign exchange risk exposure arises within the local treasury operations in Global Retail and Commercial Banking to support and facilitate client activity. This is minimised in accordance with modest risk limits and was not material as at 31st December 2008. Other non-Barclays Capital foreign exchange exposure is covered in Note 48.

Asset management structural market risk arises where the fee and commission income earned by asset management products and businesses is affected by a change in market levels, primarily through the link between income and the value of assets under management.

It is Barclays policy that businesses monitor and report this risk against a defined risk appetite and regularly assess potential hedging strategies.

Barclays Annual Report 2008	109

Risk management

Market risk management

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

The Group offers both over the counter (OTC) and exchange traded derivatives, including swaps, options, forwards and futures and enters into physically settled contracts in base metals, power and gas, oil and related products. Physical commodity positions are held at fair value and reported under the Trading Portfolio in Note 12 on page 215.

Fair value measurement

The fair values of physical and derivative positions are primarily determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships.

Further information on fair value measurement of financial instruments can be found in Note 50 on page 287.

Credit risk

Credit risk exposures are actively managed by the Group. Refer to Note 47 on page 264 for more information on the Group’s approach to credit risk management and the credit quality of derivative assets.

Fair value of the commodity derivative contracts

The tables below analyse the overall fair value of the OTC commodity derivative contracts by movement over time and maturity. As at

31st December 2008 the fair value of the commodity derivative contracts reflects a gross positive fair value of £44,881m (2007: £23,571m) and a gross negative value of £45,817m (2007: £22,759m).

Movement in fair value of commodity derivative positions
	2008 £m	2007 £m
Fair value of contracts outstanding at the beginning of the period	812	1,561
Contracts realised or otherwise settled during the period	241	(764)
Fair value of new contracts entered into during the period	(1,245)	243
Other changes in fair values	(744)	(228)
Fair value of contracts outstanding at the end of the period	(936)	812

Maturity analysis of commodity derivative fair value
	2008 £m	2007 £m
Not more than one year	(2,022)	(279)
Over one year but not more than five years	999	773
Over five years	87	318
Total	(936)	812

110	Barclays Annual Report 2008

Risk management

Liquidity risk management

Organisation and structure

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due as a result of customer deposits being withdrawn, cash requirements from contractual commitments, or other cash outflows, such as debt maturities. Such outflows would deplete available cash resources for client lending, trading activities and investments. In extreme circumstances lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. The risk that it will be unable to do so is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Barclays Treasury operates a centralised governance and control process that covers all of the Group’s liquidity risk management activities. Businesses assist Barclays Treasury in policy formation and limit setting by providing relevant and expert input for their local markets and customers.

Execution of the Group’s liquidity risk management strategy is carried out at country level within agreed policies, controls and limits, with the Country Treasurer providing reports directly to Barclays Treasury to evidence conformance with the agreed risk profile. Liquidity risk is a standing agenda item at Country and Cluster Asset and Liability Committees and on a consolidated basis is reported to the Group’s Treasury Committee.

The objective of the Group’s liquidity risk management strategy is to ensure that the funding profile of individual businesses and the Group as a whole is appropriate to underlying market conditions and the profile of our business in each given country. Liquidity risk limits and controls are flexed to achieve that profile and are based on regular qualitative and quantitative assessments of conditions and abilities under both normal and stressed conditions. Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

Liquidity limits reflect both local regulatory requirements as well as the behavioural characteristics of their balance sheets. Breaches of limits are reported to Treasury Committee together with details of the requirements to return to compliance.

Barclays Annual Report 2008	111

Risk management

Liquidity risk management

Key elements

Liquidity management within the Group has several components.

Intraday liquidity

The need to monitor, manage and control intraday liquidity in real time is recognised by the Group as a critical process: any failure to meet specific intraday commitments would have significant consequences, such as a visible market disruption.

The Group policy is that each operation must ensure that it has access to sufficient intraday liquidity to meet any obligations it may have to clearing and settlement systems. Major currency payment flows and payment system collateral are monitored and managed in real time to ensure that at all times there is sufficient collateral to make payments. In practice, the Group maintains a significant buffer of surplus intraday liquidity to ensure that payments are made on a timely basis. The Group actively engages in payment system development to help ensure that new payment systems are robust.

Day to day funding

Day to day funding is managed through limits on wholesale borrowings, secured borrowings and funding mismatches. These ensure that on any day and over any period there is a limited amount of refinancing required. These requirements include replenishment of funds as they mature or are borrowed by customers. The Retail and Commercial Bank together with Wealth maintain no reliance on wholesale funding. The Group maintains an active presence in global money markets through Barclays Capital and monitors and manages the wholesale money market capacity for the Group’s name to enable that to happen.

In addition to cash flow management, Treasury also monitors term mismatches between assets and liabilities, as well as the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Liquid assets

The Group maintains a portfolio of highly marketable assets including UK, US and Euro-area government bonds that can be sold or funded on a secured basis as protection against any unforeseen interruption to cash flow. The Group accesses secured funding markets in these assets on a regular basis. The Group does not rely on committed funding lines for protection against unforeseen interruptions to cash flow.

Diversification of liquidity sources

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. In addition, to avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are strength of relationships and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation and relationship with those clients, the strength of earnings and the Group’s financial position.

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

The Group policy is to fund the balance sheet of the Retail and Commercial Bank together with Wealth and Head office functions on a global basis with customer deposits and capital without recourse to the wholesale markets. This provides protection from the liquidity risk of wholesale market funding. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structural nature of the South African financial sector.

Scenario analysis and stress testing

Stress testing is undertaken to assess and plan for the impact of various scenarios which may put the Group’s liquidity at risk.

Treasury develops and monitors a range of stress tests on the Group’s projected cash flows. These stress scenarios include Barclays-specific scenarios such as an unexpected rating downgrade and operational problems, and external scenarios such as Emerging Market crises, payment system disruption and macro-economic shocks. The output informs both the liquidity mismatch limits and the Group’s contingency funding plan.

This is maintained by Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

112	Barclays Annual Report 2008

Risk management

Liquidity risk management

Key elements

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is closely tracked. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

For further details see contractual obligations and commercial commitments of the Group on page 19.

Year end assessment of liquidity

Barclays maintained a strong liquidity profile in 2008, sufficient to absorb the impact of a stressed funding environment. The Group has access to a substantial pool of liquidity both in secured markets and from unsecured depositors including numerous foreign governments and central banks. In addition, our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not impacted our liquidity risk profile.

Whilst funding markets were extremely difficult in the latter half of 2008, and particularly since September 2008, Barclays was able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. Barclays has participated in various government and central bank liquidity facilities, both to aid central banks implementation of monetary policy and support central bank initiatives, where participation has enabled the lengthening of the term of our refinancing. These facilities have improved access to term funding, and helped moderate money market rates.

For the Group, loans and advances to customers and banks are more than covered by the combination of customer deposits and longer term debt at 112% at 31st December 2008 (2007: 125%).

Global Retail and Commercial Banking

The sum of liabilities in Global Retail and Commercial Banking, Barclays Wealth and Head office functions exceeds assets in those businesses. As a result they have no reliance on wholesale funding. The balance sheet is modelled to reflect behavioural experience in both assets and liabilities, and is managed to maintain a positive cash profile (table 1).

Throughout 2008 Global Retail and Commercial Banking continued to grow the amount of deposits despite competitive pressures (table 2).

Barclays Capital

Barclays Capital manages liquidity to be self-funding through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

Funding reliability is maintained by accessing a wide variety of investors and geographies and by building and maintaining strong relationships with these providers of liquidity.

Unsecured funding

Additionally, unsecured funding is managed within specific term limits. The term of unsecured liabilities has been extended, with average life improving by four months from eight months at the end of December 2007 to 12 months at the end of December 2008.

Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium term note programmes and European medium term note programs. Substantially all of our unsecured senior issuance is without covenants that trigger increased cost or accelerate maturity. Furthermore, between September and December 2008 we issued £11bn in government guaranteed debt, £9bn in maturities of one to three years and £2bn in under one-year maturities.

Secured funding

Barclays funds securities based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. Approximately 80% of assets funded in repurchase and stock loan transactions are fundable within central bank facilities (excluding Bank of England Emergency facilities and the Federal Reserve Primary Dealer Credit Facility).

Liquidity risk to secured funding is also mitigated by:

–	selecting reliable counterparties

–	maintaining term financing and by limiting the amount of overnight funding

–	limiting overall secured funding usage

Readily available liquidity

Substantial resources are maintained to offset maturing deposits and debt. These readily available assets are sufficient to absorb stress level losses of liquidity from unsecured as well as contingent cash outflows, such as collateral requirements on ratings downgrades. The sources of liquidity and contingent liquidity are from a wide variety of sources, including deposits held with central banks and unencumbered securities.

In addition, the Group maintains significant pools of securitisable assets.

Table 1: Expected Net Cash Inflows/(Outflows) on a Behavioural Basis
	Up to 1 yr £bn	1-3yrs £bn	3-5yrs £bn	Over 5 yrs £bn
As at 31.12.08	20	34	14	(95)

Note

a	MBS includes only agency mortgages. ABS includes private label issuance of residential mortgage backed securities.

Table 2: Global Retail and Commercial Banking Deposit Balances
	As at 31.12.08 £bn	As at 30.06.08 £bn	As at 31.12.07 £bn	As at 30.06.07 £bn	As at 31.12.06 £bn
Total customer deposits	235	218	211	200	190

Barclays Annual Report 2008	113

Risk management

Capital risk management

Organisation and structure

Barclays operates a centralised capital management model, considering both regulatory and economic capital.

The Group’s capital management objectives are to:

–

Maintain sufficient capital resources to meet the minimum regulatory capital requirements set by the FSA and the US Federal Reserve Bank’s requirements that a financial holding company be well capitalised.

–	Maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements.

–	Support the Group’s credit rating.

–	Ensure locally regulated subsidiaries can meet their minimum capital requirements.

–	Allocate capital to businesses to support the Group’s strategic objectives, including optimising returns on economic and regulatory capital.

Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The processes in place for delivering the Group’s capital management objectives are:

–	Establishment of internal targets for capital demand and ratios

–	Managing capital ratio sensitivity to foreign exchange rate movements

–	Ensuring local entity regulatory capital adequacy

–	Allocating capital to the Group’s strategic medium-term plan

–	Economic capital management

In addition to the processes above, the Risk Oversight Committee and the Board Risk Committee annually review and set risk appetite (see page 65) and analyse the impacts of stress scenarios (see page 66) in order to understand and manage the Group’s projected capital adequacy.

114	Barclays Annual Report 2008

Risk management

Capital risk management

Key elements

Internal targets

To support its capital management objectives, the Group sets internal targets for its key capital ratios. Internal targets are reviewed regularly by Treasury Committee to take account of:

–	Changes in forecast demand for capital caused by accessing new business opportunities, including mergers and acquisitions

–	Flexibility in debt capital issuance and securitisation plans

–	The possible impact of stress scenarios including:

–	Changes in forecast demand for capital from unanticipated drawdown of committed facilities or as a result of deterioration in the credit quality of the Group’s assets

–	Changes in forecast profits and other capital resources

–	Changes to capital resources and forecast demand due to foreign exchange rate movements.

Managing capital ratio sensitivity to foreign exchange rate movements

The Group has capital resources (capturing investments in subsidiaries and branches, intangible assets, minority interests and debt capital) and risk weighted assets denominated in non-Sterling currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of non-Sterling denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign exchange rate movements.

The Group’s hedge strategy is to minimise the volatility of all capital ratios whilst taking into account the impact on hedging of non-Sterling net investments, the cost of hedging, the availability of a suitable foreign exchange market and prevailing foreign exchange rates.

To minimise volatility in the equity ratio, the Group aims over time to maintain the ratio of foreign currency equity capital resources to RWAs the same as the Group’s equity ratio. To create equity capital resources denominated in non-Sterling currencies, the Group leaves some investments in core non-Sterling subsidiaries and branches unhedged. The resultant change in the Sterling value of the investments is captured in the currency translation reserve, resulting in an equity capital movement.

Depending on the value of non-Sterling net investments, it may not always be possible to maintain the ratio, leaving some capital ratio sensitivity to foreign exchange movements.

The proceeds from equity accounted foreign currency preference shares are also used in the equity ratio hedge. If a preference share is redeemed, the cumulative movement in the currency translation reserve will be offset by an equal and opposite movement in other reserves reflecting the revaluation of the preference shares to prevailing foreign exchange rates.

The exposure of the Tier 1 and total capital ratios to foreign exchange rate movements is managed by issuing, where possible, debt capital in non-Sterling currencies such that the ratio of Tier 1 and total capital resources to risk weighted assets is the same as the Group’s Tier 1 and total capital ratios. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC in major currencies, but can also be achieved by subsidiaries issuing capital in local currencies.

Local entity regulatory capital adequacy

The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual jurisdictions meet their minimum capital requirements. Local management manages compliance with entities minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by Treasury Committee, as required.

Injections of capital resources into Group entities are centrally controlled by Treasury Committee, under authorities delegated from the Group Executive Committee. The Group’s policy is for surplus capital held in Group entities to be repatriated to Barclays Bank PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications.

Other than as indicated above, the Group is not aware of any material impediments to the prompt transfer of capital resources or repayment of intra-group liabilities when due.

Allocating capital in the Group’s strategic medium-term plan

Capital adequacy and returns on regulatory and economic capital form a key part of the Group’s annual strategic medium-term planning process. Amongst other strategic objectives, the Group seeks to optimise returns on economic and regulatory capital through the planning process. To achieve this, executive management consider returns on risk weighted assets and economic capital when setting limits for business capital demand. Executive management will also review the forecast capital ratios to ensure internal targets continue to be met over the medium-term plan.

Treasury Committee reviews the limits on capital demand on a monthly basis taking into account actual performance.

Economic capital management

Economic capital is an internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

Barclays assesses economic capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within the following risks: Credit Risk, Market Risk, Operational Risk, Fixed Assets, Private Equity and Pension Risk. Group Risk owns the methodology and policy for economic capital while the businesses are primarily responsible for the calculation.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework reflects default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus removing some of the cyclicality from the economic capital calculation. Economic capital for wholesale credit risk includes counterparty credit risk arising as a result of credit risk on traded market exposures. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

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

Capital Allocation

In 2008, UK Retail Banking economic capital allocation increased £550m to £3,950m (2007: £3,400m), reflecting mortgage asset growth and movements in benchmark house price indices.

Barclays Annual Report 2008	115

Risk management

Capital risk management

Barclays Commercial Bank economic capital allocation increased £300m to £3,500m (2007: £3,200m), primarily as a consequence of asset growth with some mitigation from portfolio management activity.

Barclaycard economic capital allocation increased £650m to £2,700m (2007: £2,050m), driven by acquisitions, the redemption of securitisation deals and exposure growth, predominantly in the US.

GRCB – Western Europe economic capital allocation increased £650m to £1,900m (2007: £1,250m), primarily reflecting the weakening of Sterling and underlying lending growth.

GRCB – Emerging Markets economic capital allocation increased £650m to £1,100m (2007: £450m), reflecting broad-based retail and wholesale asset growth across the business, especially in India, UAE and the new markets of Russia and Pakistan.

GRCB – Absa economic capital allocation increased £200m to £1,100m (2007: £900m), reflecting balance sheet growth.

Barclays Capital economic capital allocation increased £3,050m to £8,250m (2007: £5,200m). This was driven by growth in the investment portfolio, deterioration in credit quality, exposure to drawn leveraged finance underwriting positions and an increase in market volatility.

Barclays Global Investors economic capital allocation increased £200m to £400m (2007: £200m). This was primarily driven by an increase in the support for selected cash funds and some increase in proprietary investments.

Barclays Wealth economic capital allocation in 2008 remained unchanged at £500m, despite strong growth on the balance sheet. This was due to the impact of greater geographical diversification and increased levels of collateralisation.

	2008 £m	2007 £m
The average supply of capital to support the economic capital framework [a]
Shareholders’ equity excluding minority interests less goodwill [b]	17,650	14,150
Retirement benefits liability	1,050	1,150
Cash flow hedging reserve	100	250
Available for sale reserve	400	(150)
Gains on own credit	(1,250)	(100)
Preference shares	5,500	3,700
Available funds for economic capital excluding goodwill	23,450	19,000
Average historic goodwill and intangible assets [b]	9,450	8,400
Available funds for economic capital including goodwill [c]	32,900	27,400

Notes

a	Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are rounded to the nearest £50m for presentational purposes only.

b	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

c	Available funds for economic capital as at 31st December 2008 stood at £40,150m (2007:£29,200m).
d	Average EC charts exclude the EC calculated for pension risk (average pension risk for 2008 is £650m compared with £500m in 2007).

e	Includes Transition Businesses and capital for central function risks.

f	Includes credit risk loans.

g	Includes investments in associates, private equity risk, insurance risk and residual value.

116	Barclays Annual Report 2008

Risk management

Operational risk management

Organisation and structure

Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems. Operational risks are inherent in the Group’s operations and are typical of any large enterprise. Major sources of operational risk include: operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts. Barclays is committed to the advanced measurement and management of operational risks. In particular, it has implemented improved management and measurement approaches for operational risk to strengthen control, improve customer service and minimise operating losses. Barclays was granted a Waiver to operate an Advanced Measurement Approach (AMA) under Basel II, which commenced in January 2008.

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

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Minimum control requirements have been established for all key areas of identified risk by ‘Principal Risk’ owners (see page 65). The risk categories relevant to operational risks are Financial Crime, Financial Reporting, Taxation, Legal, Operations, People, Regulatory and Technology. In addition the following risk categories are used for business risk: Brand Management, Corporate Responsibility, Strategic and Change. Responsibility for implementing and overseeing these policies is positioned with Group Principal Risk Owners. The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Front line risk managers are widely distributed throughout the Group in business units. They service and support these areas, assisting line managers in managing these risks.

Business Risk Directors in each business are responsible for overseeing the implementation of and compliance with Group policies. Governance and Control Committees in each business monitor control effectiveness. The Group Governance and Control Committee receives reports from the committees in the businesses and considers Group-significant control issues and their remediation. In the Group Centre, each Principal Risk is owned by a senior individual who liaises with Principal Risk owners within the businesses. In addition, the Operational Risk Director oversees the range of operational risks across the Group in accordance with the Group Operational Risk Framework. Business units are required to report on both a regular and an event-driven basis. The reports include a profile of the material risks to their business objectives, control issues of Group-level significance, and operational risk events. Specific reports are prepared on a regular basis for the Risk Oversight Committee, the Board Risk Committee and the Board Audit Committee. The Internal Audit function provides further assurance for operational risk control across the organisation and reports to the Board and senior management.

Barclays Annual Report 2008	117

Risk management

Operational risk management

Measurement and capital modelling

Barclays applies a consistent approach to the identification and assessment of key risks and controls across all business units. Managers in the businesses use self-assessment techniques to identify risks, evaluate control effectiveness and monitor performance. Business management determines whether particular risks are effectively managed within business Risk Appetite and otherwise takes remedial action. The risk assessment process is consistent with the principles in the integrated framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to help identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are loaded onto a central database and reported monthly to the Group Operational Risk Executive Committee.

Barclays also uses a database of external public risk events and is a member of the Operational Risk Data Exchange (ORX), an association of international banks that share anonymised loss data information to assist in risk identification, assessment and modelling.

By combining internal data, including internal loss experience, risk and control assessments, key indicators and audit findings, with external loss data and expert management judgement, Barclays is able to generate Key Risk Scenarios (KRSs), which identify the most significant operational risks across the Group. The KRSs are validated at business unit and at Group level to ensure that they appropriately reflect the level of operational risk. These are the main input to our capital model. Operational risk capital is allocated, on a risk sensitive basis, to business units in the form of economic capital charges, providing an incentive to manage these risks within appetite levels.

118	Barclays Annual Report 2008

Risk management

Operational risk management

Operational risk events

A high proportion of Barclays operational risk events have a low financial cost associated with them and a very small proportion of operational risk events have a material impact. In 2008, 73% of reported operational loss events had a value of £50,000 or less (2007: 79%) but accounted for 8% of the overall impact (2007: 15%). In contrast, 2% of the operational risk events had a value of £1m or greater (2007: 2%) but accounted for 66% of the overall impact (2007: 50%).

Analysis of Barclays operational risk events in 2008 by Basel II category, as shown in figure 1, highlights that the highest frequency of events occurred in External Fraud (46%) and Execution, Delivery and Process Management (42%). These two areas also accounted for the majority of losses by value (figure 2), with Execution, Delivery and Process Management accounting for 81% of total operational risk losses and External Fraud accounting for 10%. Compared with 2007 we have seen a reduction in External Fraud and an increase in Execution, Delivery and Process Management events, driven mainly by market volatility.

Barclays has been granted a waiver by the FSA to apply an Advanced Measurement Approach (AMA) for Group-wide consolidated and solus regulatory capital reporting. Barclays has applied the AMA Group-wide. Areas where roll-out of AMA is still continuing and where the Standardised approach is currently applied are Barclays Bank Mozambique, National Bank of Commerce (Tanzania) and the US Airways card portfolio purchased from Bank of America. Areas where roll-out of AMA is ongoing and where the Basic Indicator approach is applied are Banco Comercial Angolano, Woolworths Financial Services in South Africa, Barclays Bank PLC Pakistan, Barclays Investment and Loans India Limited, Barclays Bank LLC Russia and the Cash Equity, Municipal Bonds and M&A business acquired from Lehman Brothers. In certain joint ventures and associates, Barclays may not be able to apply the Advanced Operational Risk Framework.

Barclays does not currently offset the expected loss or mitigating effect of insurances against its regulatory capital requirement. However, Barclays has applied to the FSA to offset expected loss.

Barclays Annual Report 2008	119

Risk management

Financial crime risk management

Anti-money laundering and sanctions risk

Financial crime risk is a category of operational risk. It arises from the risk that the Group might fail to comply with financial crime legislation and industry laws on anti-money laundering or might suffer losses as a result of internal or external fraud, or might fail to ensure the security of personnel, physical premises and the Group’s assets.

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

Each business unit within Barclays develops its own capability to tackle financial crime, providing regular reporting on performance, incidents and the latest trends impacting business. This integrated model allows us to:

–	Develop a clear profile of financial crime risk across the Group

–	Share intelligence, adopt common standards and respond promptly to emerging issues

–	Drive forward law enforcement and other government initiatives

–	Benchmark ourselves against other financial institutions facing similar challenges

Anti-money laundering and sanctions risk

The Group assesses the implications of all emerging legal and regulatory requirements that impact it and establishes and operates an AML Risk control framework and associated policies and minimum standards in respect of AML, terrorist financing, sanctions and bribery and corruption.

The Group operates an AML oversight programme to ensure a system of effective controls comply with the overarching policies, providing technical guidance and support to each business unit. This is monitored via conformance testing both at the business units and the Group level. In 2008, Barclays Internal Audit completed a combined global audit of Know Your Customer, AML and Sanctions procedures.

GFCM collates and oversees the preparation of Group-wide management information on AML and sanctions. This information includes risk indicators, such as volumes of suspicious activity reports (SARs) and is supplemented by trend analysis, which highlights high-risk or emerging issues so that prompt action can be taken to address them.

Three committees (the AML Steering Committee, the Sanctions Cross-Cluster Operational Review Board and the Policy Review Forum), review business performance, share intelligence, develop and agree controls, and discuss emerging themes and the implementation status of policies and procedures.

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

During 2008, the Group augmented its sanctions capability by issuing a revised Sanctions Policy. This enhances certain areas of control such as screening.

Barclays continues to upgrade its sanctions screening capabilities, in line with best international practice and changing regulatory requirements and has invested substantial resources to further enhance its monitoring capabilities in this area and will continue to do so.

Representatives of the Group attend industry fora such as the Wolfsberg Group, the British Bankers Association’s Money Laundering Policy Group (MLPG) and the Money Laundering Advisory Panel (MLAP), to ensure that Barclays is influential in discussing and interpreting new legislation.

In 2008, the Group continued to follow developments in the Single European Payments Area (SEPA), with a view to developing its payments systems accordingly.

120	Barclays Annual Report 2008

Risk management

Financial crime risk management

Fraud risk and security risk

Fraud risk

The Group establishes and operates a fraud risk framework which measures overall fraud risk exposure and controls. Together with the Group-wide policies and reporting, this structure directs how fraud is managed.

GFCM is responsible for delivering the overall Group Fraud Strategy by providing oversight to Group and business units in the management of fraud risk.

The Group Fraud Strategy is designed to:

–	Contain existing risks through effective measurement, monitoring and robust anti-fraud systems, in line with the expansion of the bank

–	Identify emerging threats in order that effective fraud controls are embedded across the Group along with increased capability to manage risk

–	Identify and manage fraud incidents, ensuring regulatory and legal conformance, appropriate escalation and resolution of control issues to prevent further loss

–	Share fraud trends, intelligence and knowledge across the Group and between government bodies, law enforcement agencies, financial institutions and other key stakeholders

GFCM assesses fraud risk across existing and emerging products, channels, and jurisdictions. It has embedded a robust fraud reporting framework which tracks current exposure to identify risk and ensure adequate risk management capability and controls.

The Group’s business units identify their appetite for fraud loss which informs and determines the overall fraud plan. Objectives are set around these plans and performance is monitored through reporting and oversight via appropriate Governance Committees at both business unit and Group level.

Barclays undertakes regular benchmarking performance reviews with relevant peer groups and maintains a conduit to ensure a two-way exchange of information and intelligence at government, trade and industry levels.

The Barclays Group Fraud Risk profile is tracked regularly through the review and challenge of the net losses and key risk metrics; these are then viewed against the overall Fraud Risk Profile (at the Fraud Risk Oversight Committee).

Aggregated fraud data is reported monthly to senior management. The performance of the business in combating fraud losses is measured against plan in line with the Principal Risk Policy. Key Risk Indicators are embedded in order that overall exposure can be established. As a result of this process, fraud can be measured and appropriate action taken to minimise or track significant issues.

Barclays overall reported fraud losses increased in 2008 in line with industry trends. Whilst industry and proprietary initiatives (online and Chip/PIN) have continued to pay dividends and reduce exposure in some areas, fraud increased in other areas and in geographies that do not have Chip and PIN technology.

In 2008, the Group implemented a new global fraud application system aimed at preventing first-party fraud.

Compromised customer details continue to be a significant threat globally. GFCM continues to work closely with industry and other associated bodies to:

–	Protect any customer whose details may be compromised

–	Develop a standard approach for dealing with accounts that may be impacted by any data compromise or security breach

–	Reassure customers and provide points of contact for help and guidance.

Security risk

GFCM manages security risk. Its fundamental objective is to allow Barclays to operate in a safe and secure manner in all existing and potential future markets.

In pursuit of this objective, the security risk team gathers and shares current threat assessments across business areas, using intelligence from security and government agencies and in-country teams. It ensures that suitable policies and control systems are in place to protect Group business and high-risk personnel.

Barclays has developed and continues to improve a robust Group-wide people-screening process to protect the Group from those people who want to harm the organisation, by either joining as staff members or becoming involved with its operations.

Security risk is regularly reported by the businesses and reviewed via the Security Risk Management Committee, whose objectives are to:

–	Consider the latest management information and security threat assessments

–	Drive forward mitigating action to protect the Group from potential threats

–	Provide guidance to the design and effectiveness of the overall Barclays Security Risk framework

–	Ensure all security risk workstreams have been effectively integrated and implemented

–	Monitor corporate security profiles against the agreed plan, tracking issues in order that remedial action can be taken

Barclays Annual Report 2008	121

Risk management

Statistical information

Statistical and other risk information

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 67 to 105).

Credit risk management

Table 1: Risk Tendency by business
	2008 £m	2007 £m
UK Retail Banking	520	470
Barclays Commercial Bank	400	305
Barclaycard	1,475	955
GRCB – Western Europe	270	135
GRCB – Emerging Markets	350	140
GRCB – Absa	255	190
Barclays Capital	415	140
Barclays Wealth	20	10
Head office functions and other operations [a]	5	10
Risk Tendency by business	3,710	2,355

Table 2: Loans and advances
	2008 £m	2007 £m
Retail businesses
Customers	201,588	162,081
Total retail businesses	201,588	162,081
Wholesale businesses
Banks	47,758	40,123
Customers	266,750	187,086
Total wholesale businesses	314,508	227,209
Loans and advances	516,096	389,290

Note

a	Head office functions and other operations comprises discontinued business in transition.

122	Barclays Annual Report 2008

Risk management

Statistical information

Table 3: Maturity analysis of loans and advances to banks
At 31st December 2008	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	127	6,474	193	163	232	–	–	343	7,532
Other European Union	1,210	10,458	54	415	407	50	5	1	12,600
United States	1,310	11,215	7	676	324	–	–	84	13,616
Africa	584	595	51	1	51	861	8	38	2,189
Rest of the World	1,652	6,957	201	666	884	943	39	479	11,821
	4,883	35,699	506	1,921	1,898	1,854	52	945	47,758

At 31st December 2007	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	796	4,069	56	92	114	20	1	370	5,518
Other European Union	2,977	7,745	74	88	95	116	7	–	11,102
United States	321	5,736	95	1,255	343	98	5,498	97	13,443
Africa	283	1,260	131	114	196	439	158	–	2,581
Rest of the World	1,505	3,336	90	1,640	512	362	15	19	7,479
Loans and advances to banks	5,882	22,146	446	3,189	1,260	1,035	5,679	486	40,123

Table 4: Interest rate sensitivity of loans and advances
	2008			2007
At 31st December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	12,101	35,657	47,758	16,447	23,676	40,123
Customers	98,404	369,934	468,338	77,861	271,306	349,167

Table 5: Loans and advances to customers by industry
At 31st December	2008 £m	2007 7£m	2006 £m	2005 £m	2004 [a] £m
Financial services	114,069	71,160	45,954	43,102	25,132
Agriculture, forestry and fishing	3,281	3,319	3,997	3,785	2,345
Manufacturing	26,374	16,974	15,451	13,779	9,044
Construction	8,239	5,423	4,056	5,020	3,278
Property	22,155	17,018	16,528	16,325	8,992
Government	5,301	2,036	2,426	1,718	–
Energy and water	14,101	8,632	6,810	6,891	3,709
Wholesale and retail, distribution and leisure	20,208	18,216	15,490	17,760	11,099
Transport	8,612	6,258	5,586	5,960	3,742
Postal and communication	7,268	5,404	2,180	1,313	834
Business and other services	37,373	30,363	26,999	22,529	23,223
Home loans [b]	135,384	106,751	92,477	85,206	79,164
Other personal	53,087	46,423	37,535	39,866	29,293
Finance lease receivables	12,886	11,190	10,142	9,088	6,938
Loans and advances to customers excluding reverse repurchase agreements	468,338	349,167	285,631	272,342	206,793
Reverse repurchase agreements	n/a	n/a	n/a	n/a	58,304
Loans and advances to customers	468,338	349,167	285,631	272,342	265,097

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Excludes commercial property mortgages.

Barclays Annual Report 2008	123

Table 6: Loans and advances to customers in the UK
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Financial services	26,091	21,131	14,011	11,958	8,774
Agriculture, forestry and fishing	2,245	2,220	2,307	2,409	1,963
Manufacturing	11,340	9,388	9,047	8,469	5,684
Construction	4,278	3,542	2,761	3,090	2,285
Property	12,091	10,203	10,010	10,547	7,912
Government	20	201	6	6	–
Energy and water	3,040	2,203	2,360	2,701	802
Wholesale and re tail distribution and leisure	14,421	13,800	12,951	12,747	9,356
Transport	3,467	3,185	2,745	2,797	1,822
Postal and communication	1,491	1,416	899	455	440
Business and other services	19,589	20,485	19,260	15,397	13,439
Home loans[b]	82,544	69,874	62,621	57,382	61,348
Other personal	31,490	28,691	27,617	30,598	26,872
Finance lease receivables	3,911	4,008	3,923	5,203	5,551
Loans and advances to customers in the UK	216,018	190,347	170,518	163,759	146,248

Loans and advances included in the above table for the years 2004 to 2007 have been reanalysed between wholesale and retail distribution and leisure, Home loans, and Other personal to reflect changes in classification of assets.

The industry classifications in Tables 7-9 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry.

Table 7: Loans and advances to customers in other European Union countries
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Financial services	14,218	7,585	5,629	3,982	2,419
Agriculture, forestry and fishing	216	141	786	155	280
Manufacturing	8,700	4,175	3,147	2,254	2,021
Construction	1,786	1,159	639	803	716
Property	4,814	2,510	2,162	3,299	344
Government	1,089	–	6	–	–
Energy and water	5,313	2,425	2,050	1,490	940
Wholesale and retail distribution and leisure	2,653	1,719	776	952	810
Transport	2,603	1,933	1,465	1,695	640
Postal and communication	962	662	580	432	111
Business and other services	5,490	3,801	2,343	3,594	3,795
Home loans[b]	33,644	21,405	18,202	16,114	11,828
Other personal	7,247	6,615	4,086	2,283	1,369
Finance lease receivables	3,328	2,403	1,559	1,870	937
Loans and advances to customers in other European Union countries	92,063	56,533	43,430	38,923	26,210

See note under Table 6.

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements.

b	Excludes commercial property mortgages.

124	Barclays Annual Report 2008

Risk management

Statistical information

Table 8: Loans and advances to customers in the United States
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Financial services	56,006	29,342	17,516	16,229	9,942
Agriculture, forestry and fishing	–	2	2	1	–
Manufacturing	2,171	818	519	937	388
Construction	21	18	13	32	139
Property	549	568	1,714	329	394
Government	336	221	153	300	–
Energy and water	3,085	1,279	1,078	1,261	891
Wholesale and retail distribution and leisure	1,165	846	403	794	466
Transport	415	137	128	148	186
Postal and communication	3,343	2,446	36	236	63
Business and other services	2,279	1,053	1,432	885	1,565
Home loans[b]	17	10	349	2	5,768
Other personal	7,702	3,256	2,022	1,443	845
Finance lease receivables	298	304	312	328	335
Loans and advances to customers in the United States	77,387	40,300	25,677	22,925	20,982

See note under Table 6.

Table 9: Loans and advances to customers in Africa
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Financial services	1,956	3,472	2,821	4,350	186
Agriculture, forestry and fishing	817	956	889	1,193	102
Manufacturing	1,082	1,351	1,747	1,501	313
Construction	2,053	637	591	1,068	76
Property	3,485	2,433	1,987	1,673	87
Government	1,741	967	785	625	–
Energy and water	118	356	156	193	184
Wholesale and re tail distribution and leisure	1,012	1,326	1,050	2,774	165
Transport	739	116	354	394	137
Postal and communication	293	231	241	27	52
Business and other services	4,699	1,285	2,631	1,258	1,012
Home loans[b]	19,018	15,393	11,223	11,630	214
Other personal	3,087	6,287	2,976	4,955	190
Finance lease receivables	5,130	4,357	4,240	1,580	41
Loans and advances to customers in Africa	45,230	39,167	31,691	33,221	2,759

See note under Table 6.

Table 10: Loans and advances to customers in the Rest of the World
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Loans and advances	37,421	22,702	14,207	13,407	10,520
Finance lease receivables	219	118	108	107	74
Loans and advances to customers in the Rest of the World	37,640	22,820	14,315	13,514	10,594

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse re purchase agreements.

b	Excludes commercial property mortgages.

Barclays Annual Report 2008	125

Table 11: Maturity analysis of loans and advances to customers
At 31st December 2008	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending	24,790	14,715	1,574	3,259	10,585	12,372	10,495	15,876	93,666
Other lending to customers in the
United Kingdom	4,560	6,264	2,495	4,477	16,604	10,541	21,913	55,498	122,352
Total United Kingdom	29,350	20,979	4,069	7,736	27,189	22,913	32,408	71,374	216,018
Other European Union	5,254	17,618	2,707	5,681	11,808	10,272	10,138	28,585	92,063
United States	6,298	39,754	2,737	5,413	8,767	3,447	4,238	6,733	77,387
Africa	8,428	2,247	1,143	1,852	4,560	4,557	5,674	16,769	45,230
Rest of the World	3,832	8,150	2,167	1,545	9,267	4,008	5,666	3,005	37,640
Total	53,162	88,748	12,823	22,227	61,591	45,197	58,124	126,466	468,338

At 31st December 2007	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending	26,557	15,737	2,453	3,834	8,474	8,358	10,718	11,643	87,774
Other lending to customers in the
United Kingdom	4,384	4,717	2,106	3,597	11,517	8,699	19,325	48,228	102,573
Total United Kingdom	30,941	20,454	4,559	7,431	19,991	17,057	30,043	59,871	190,347
Other European Union	4,016	7,665	2,229	3,284	5,842	4,883	8,842	19,772	56,533
United States	3,053	20,205	3,430	5,938	1,904	2,498	2,658	614	40,300
Africa	6,806	4,243	881	1,969	5,568	4,124	2,285	13,291	39,167
Rest of the World	1,085	9,733	1,695	859	2,223	2,586	3,685	954	22,820
Loans and advances to customers	45,901	62,300	12,794	19,481	35,528	31,148	47,513	94,502	349,167

Table 12: Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets
	As % of assets	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial industrial and other private sectors £m
At 31st December 2008
United States	3.1	63,614	16,724	2	46,888
Cayman Islands	1.2	23,765	271	–	23,494
At 31st December 2007
United States	2.1	26,249	7,151	6	19,092
At 31st December 2006
United States	1.7	16,579	7,307	89	9,183

At 31st December 2008, 2007 and 2006, there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets.

126	Barclays Annual Report 2008

Risk management

Statistical information

Table 13: Off-balance sheet and other credit exposures as at 31st December
	2008 £m	2007 £m	2006 £m
Off-balance sheet exposures
Contingent liabilities	66,310	45,774	39,419
Commitments	260,816	192,639	205,504
On-balance sheet exposures
Trading portfolio assets	185,637	193,691	177,867
Financial assets designated at fair value held on own account	54,542	56,629	31,799
Derivative financial instruments	984,802	248,088	138,353
Available for sale financial investments	64,976	43,072	51,703

Table 14: Notional principal amounts of credit derivatives as at 31st December
	2008 £m	2007 £m	2006 £m
Credit derivatives held or issued for trading purposes[a]	4,129,244	2,472,249	1,224,548

Table 15: Credit risk loans summary
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[b] £m
Impaired loans[c]	12,264	8,574	4,444	4,550	n/a
Non-accruing loans	n/a	n/a	n/a	n/a	2,115
Accruing loans where interest is being suspended with or without provisions	n/a	n/a	n/a	n/a	492
Other accruing loans against which provisions have been made	n/a	n/a	n/a	n/a	943
Subtotal	12,264	8,574	4,444	4,550	3,550
Accruing loans which are contractually overdue 90 days or more as to principal or interest	2,953	794	598	609	550
Impaired and restructured loans	483	273	46	51	15
Credit risk loans	15,700	9,641	5,088	5,210	4,115

Notes

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

b	2004 does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

c	Includes £4,117m (2007: £3,344m) of ABS CDO Super Senior exposures.

Barclays Annual Report 2008	127

Table 16: Credit risk loans
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004 [a] £m
Impaired loans: [b]
United Kingdom	3,793	3,605	3,340	2,965	n/a
Other European Union	1,713	472	410	345	n/a
United States	4,397	3,703	129	230	n/a
Africa	1,996	757	535	831	n/a
Rest of the World	365	37	30	179	n/a
Total	12,264	8,574	4,444	4,550	n/a
Non-accrual loans:
United Kingdom	n/a	n/a	n/a	n/a	1,509
Other European Union	n/a	n/a	n/a	n/a	243
United States	n/a	n/a	n/a	n/a	258
Africa	n/a	n/a	n/a	n/a	74
Rest of the World	n/a	n/a	n/a	n/a	31
Total	n/a	n/a	n/a	n/a	2,115
Accruing loans where interest is being suspended with or without provisions:
United Kingdom	n/a	n/a	n/a	n/a	323
Other European Union	n/a	n/a	n/a	n/a	31
Africa	n/a	n/a	n/a	n/a	21
Rest of the World	n/a	n/a	n/a	n/a	117
Total	n/a	n/a	n/a	n/a	492
Other accruing loans against which provisions have been made:
United Kingdom	n/a	n/a	n/a	n/a	865
Other European Union	n/a	n/a	n/a	n/a	27
United States	n/a	n/a	n/a	n/a	26
Africa	n/a	n/a	n/a	n/a	21
Rest of the World	n/a	n/a	n/a	n/a	4
Total	n/a	n/a	n/a	n/a	943
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	1,656	676	516	539	513
Other European Union	562	79	58	53	34
United States	433	10	3	–	1
Africa	172	29	21	17	1
Rest of the World	130	–	–	–	1
Total	2,953	794	598	609	550
Impaired and restructured loans:
United Kingdom	367	179	–	5	2
Other European Union	29	14	10	7	–
United States	82	38	22	16	13
Africa	–	42	14	23	–
Rest of the World	5	–	–	–	–
Total	483	273	46	51	15
Total credit risk loans:
United Kingdom	5,816	4,460	3,856	3,509	3,212
Other European Union	2,304	565	478	405	335
United States	4,912	3,751	154	246	298
Africa	2,168	828	570	871	117
Rest of the World	500	37	30	179	153
Credit risk loans	15,700	9,641	5,088	5,210	4,115

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Includes £4,117m (2007: £3,344m) of ABS CDO Super Senior Exposures.

128	Barclays Annual Report 2008

Risk management

Statistical information

Table 17: Potential problem loans
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
United Kingdom	883	419	465	640	658
Other European Union	963	59	32	26	32
United States	431	964	21	12	27
Africa	140	355	240	248	67
Rest of the World	39	—	3	3	14
Potential problem loans [b]	2,456	1,797	761	929	798

Table 18: Interest foregone on credit risk loans
	2008 £m	2007 £m	2006 £m
Interest in come that would have been recognised under the original contractual terms
United Kingdom	244	340	357
Rest of the World	235	91	70
Total	479	431	427

Interest income of approximately £195m (2007: £48m, 2006: £72m) from such loans was included in profit, of which £72m (2007: £26m, 2006: £49m) related to domestic lending and the remainder related to foreign lending.

In addition, a further £159m (2007: £113m, 2006: £98m) was recognised arising from impaired loans. Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the expected future cash flows for the purpose of measuring the impairment loss. £54m (2007: £93m, 2006: £88m) of this related to domestic impaired loans and the remainder related to foreign impaired loans.

Table 19: Analysis of impairment/provision charges
At 31st December	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Impairment charge/net specific provisions charge
United Kingdom	1,817	1,593	1,880	1,382	1,021
Other European Union	587	123	92	75	102
United States	1,519	374	12	76	57
Africa	454	214	143	37	27
Rest of the World	207	2	(53)	4	103
Impairment on loans and advances	4,584	2,306	2,074	1,574	1,310
Impairment on available for sale assets	382	13	86	4	n/a
Impairment on reverse repurchase agreements	124	—	—	—	—
Impairment charge	5,090	2,319	2,160	1,578	1,310
Total net specific provisions charge	n/a	n/a	n/a	n/a	n/a
General provisions (release)/charge	n/a	n/a	n/a	n/a	(206)
Other credit provisions charge/(release)	329	476	(6)	(7)	(11)
Impairment/provision charges	5,419	2,795	2,154	1,571	1,093

Notes

a	Does not reflect the application of IA S 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Includes £nil (2007: £951m) of ABS CDO Super Senior and SIV-lites exposures.

Barclays Annual Report 2008	129

Table 20: Impairment/provisions charges ratios (‘Loan loss ratios’)
	2008%	2007%	2006%	2005%	2004[a] %
Impairment/provisions charges as a percentage of average loans and advances for the year:
Specific provisions charge	n/a	n/a	n/a	n/a	0.40
General provisions charge	n/a	n/a	n/a	n/a	(0.07)
Impairment charge	1.01	0.64	0.66	0.58	n/a
Total	1.01	0.64	0.66	0.58	0.33
Amounts written off (net of recoveries)	0.61	0.49	0.61	0.50	0.40

Table 21: Analysis of allowance for impairment/provision for bad and doubtful debts
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Impairment allowance/Specific provisions
United Kingdom	2,947	2,526	2,477	2,266	1,683
Other European Union	963	344	311	284	149
United States	1,561	356	100	130	155
Africa	857	514	417	647	70
Rest of the World	246	32	30	123	90
Specific provision balances	n/a	n/a	n/a	n/a	2,147
General provision balances	n/a	n/a	n/a	n/a	564
Allowance for impairment provision balances	6,574	3,772	3,335	3,450	2,711
Average loans and advances for the year	453,413	357,853	313,614	271,421	328,134

Table 22: Allowance for impairment/provision balance ratios
	2008%	2007%	2006%	2005%	2004[a] %
Allowance for impairment/provision balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	n/a	n/a	n/a	n/a	0.62
General provision balances	n/a	n/a	n/a	n/a	0.16
Impairment balance	1.27	0.97	1.05	1.14	n/a
Total	1.27	0.97	1.05	1.14	0.78

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

130	Barclays Annual Report 2008

Risk management

Statistical information

Table 23: Movements in allowance for impairment/provisions charge for bad and doubtful debts
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
Allowance for impairment/provision balance at beginning of year	3,772	3,335	3,450	2,637	2,946
Acquisitions and disposals	307	(73)	(23)	555	21
Unwind of discount	(135)	(113)	(98)	(76)	n/a
Exchange and other adjustments	791	53	(153)	125	(33)
Amounts written off	(2,919)	(1,963)	(2,174)	(1,587)	(1,582)
Recoveries	174	227	259	222	255
Impairment/provision charged against profit [b]	4,584	2,306	2,074	1,574	1,104
Allowance for impairment/provision balance at end of year	6,574	3,772	3,335	3,450	2,711

Table 24: Amounts written off
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
United Kingdom	(1,514)	(1,530)	(1,746)	(1,302)	(1,280)
Other European Union	(162)	(143)	(74)	(56)	(63)
United States	(1,044)	(145)	(46)	(143)	(50)
Africa	(187)	(145)	(264)	(81)	(15)
Rest of the World	(12)	—	(44)	(5)	(174)
Amounts written off	(2,919)	(1,963)	(2,174)	(1,587)	(1,582)

Table 25: Recoveries
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
United Kingdom	131	154	178	160	217
Other European Union	4	32	18	13	9
United States	1	7	22	15	14
Africa	36	34	33	16	4
Rest of the World	2	—	8	18	11
Recoveries	174	227	259	222	255

Notes

a	Does not reflect the application of IA S 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Does not reflect the impairment of available for sale assets or other credit risk provisions.

Barclays Annual Report 2008	131

Table 26: Impairment allowances/provision charged against profit
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
New and in creased impairment allowance/specific provision charge:
United Kingdom	2,160	1,960	2,253	1,763	1,358
Other European Union	659	192	182	113	131
United States	1,529	431	60	105	85
Africa	526	268	209	109	47
Rest of the World	242	20	18	39	134
	5,116	2,871	2,722	2,129	1,755
Reversals of impairment allowance/specific provision charge:
United Kingdom	(212)	(213)	(195)	(221)	(120)
Other European Union	(68)	(37)	(72)	(25)	(20)
United States	(9)	(50)	(26)	(14)	(14)
Africa	(36)	(20)	(33)	(56)	(16)
Rest of the World	(33)	(18)	(63)	(17)	(20)
	(358)	(338)	(389)	(333)	(190)
Recoveries	(174)	(227)	(259)	(222)	(255)
Net impairment allowance/specific provision charge [b]	4,584	2,306	2,074	1,574	1,310
General provision (release)/charge	n/a	n/a	n/a	n/a	(206)
Net charge to profit	4,584	2,306	2,074	1,574	1,104

Table 27: Total impairment/specific provision charges for bad and doubtful debts by industry
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
United Kingdom:
Financial services	76	32	64	22	(1)
Agriculture, forestry and fishing	4	–	5	9	–
Manufacturing	118	72	1	120	28
Construction	15	14	17	14	10
Property	80	36	15	18	(42)
Energy and water	1	1	(7)	1	3
Wholesale and retail distribution and leisure	59	118	88	39	66
Transport	3	3	19	(27)	(19)
Postal and communication	–	15	15	3	(1)
Business and other services	234	81	133	45	64
Home loans	28	1	4	(7)	17
Other personal	1,178	1,187	1,526	1,142	894
Finance lease receivables	21	33	–	3	2
	1,817	1,593	1,880	1,382	1,021
Overseas	2,767	713	194	192	289
Impairment/specific provision charges	4,584	2,306	2,074	1,574	1,310

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

Notes

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

b	Does not reflect the impairment of available for sale assets , reverse repurchase agreements or other credit risk provisions.

132	Barclays Annual Report 2008

Risk management

Statistical information

Table 28: Allowance for impairment/specific provision for bad and doubtful debts by industry
	2008		2007		2006		2005		2004[a]
	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial services	81	1.2	103	2.7	67	2.0	26	0.8	7	0.3
Agriculture, forestry and fishing	1	0.0	5	0.1	17	0.5	12	0.3	4	0.2
Manufacturing	185	2.8	65	1.7	85	2.5	181	5.2	37	1.7
Construction	18	0.3	16	0.4	16	0.5	13	0.4	6	0.3
Property	114	1.7	54	1.4	26	0.8	24	0.7	26	1.2
Energy and water	1	0.0	1	–	–	–	18	0.5	23	1.0
Wholesale and retail distribution and leisure	43	0.7	102	2.7	81	2.4	99	2.9	70	3.3
Transport	–	0.0	11	0.3	24	0.7	32	0.9	55	2.6
Postal and communication	33	0.5	25	0.7	12	0.4	2	0.1	13	0.6
Business and other services	236	3.6	158	4.2	186	5.6	102	3.0	105	4.9
Home loans	46	0.7	15	0.4	10	0.3	50	1.4	58	2.7
Other personal	2,160	32.9	1,915	50.8	1,953	58.6	1,696	49.2	1,265	58.9
Finance lease receivables	29	0.4	56	1.5	–	–	11	0.3	14	0.7
	2,947	44.8	2,526	67.0	2,477	74.3	2,266	65.7	1,683	78.4
Overseas	3,627	55.2	1,246	33.0	858	25.7	1,184	34.3	464	21.6
Total	6,574	100.0	3,772	100.0	3,335	100.0	3,450	100.0	2,147	100.0

See note under Table 27.

Table 29: Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m	2008 £m	2007 £m	2006 £m	2005 £m	2004[a] £m
United Kingdom:
Financial services	88	6	13	2	7	4	1	–	1	3
Agriculture, forestry and fishing	6	5	8	3	2	–	2	1	–	1
Manufacturing	53	83	73	47	79	8	7	21	11	30
Construction	19	23	17	15	13	2	3	2	1	2
Property	27	16	23	4	2	2	10	6	1	69
Energy and water	1	–	1	22	9	–	–	2	–	2
Wholesale and retail distribution and leisure	137	109	120	85	55	7	12	14	25	7
Transport	10	13	11	29	44	1		1	10	15
Postal and communication	3	3	5	15	2	–	–	–	–	1
Business and other services	153	83	124	83	96	10	22	17	14	16
Home loans	4	1	–	2	19	1	1	7	4	5
Other personal	960	1,164	1,351	992	948	88	96	107	92	65
Finance lease receivables	53	24	–	3	4	8	–	–	1	1
	1,514	1,530	1,746	1,302	1,280	131	154	178	160	217
Overseas	1,405	433	428	285	302	43	73	81	62	38
Total	2,919	1,963	2,174	1,587	1,582	174	227	259	222	255

See note under Table 27.

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2008	133

Table 30: Total impairment allowance/(provision) coverage of credit risk loans
	2008%	2007%	2006%	2005%	2004[a] %
United Kingdom	50.7	56.6	64.2	64.6	68.1
Other European Union	41.8	60.9	65.1	70.1	60.9
United States	31.8	9.5	64.9	52.8	57.0
Africa	39.5	62.1	73.2	74.3	68.4
Rest of the World	49.2	86.5	100.0	68.7	71.9
Total coverage of credit risk loans	41.9	39.1	65.6	66.2	66.9
Total coverage of credit risk loans excluding ABS CDO Super Senior exposure	48.0	55.3	65.6	66.2	66.9

Table 31: Total impairment allowance/(provision) coverage of potential credit risk lending (CRLs and PPLs)
	2008%	2007%	2006%	2005%	2004[a] %
United Kingdom	44.0	51.8	57.3	54.6	56.5
Other European Union	29.5	55.1	61.0	65.9	55.6
United States	29.2	7.6	57.1	50.4	52.3
Africa	37.1	43.4	51.5	57.8	43.5
Rest of the World	45.5	86.5	91.0	67.6	65.9
Total coverage of potential credit risk lending	36.2	33.0	57.0	56.2	56.0
Total coverage of potential credit risk lenders excluding ABS CDO Super Senior exposure	39.6	47.7	57.0	56.2	56.0

Allowance coverage of credit risk loans and potential credit risk loans excluding the drawn ABS CDO Super Senior exposure decreased to 48.0% (31st December 2007: 55.3%) and 39.6% (31st December 2007: 47.7%), respectively. The decrease in these ratios reflected a change in the mix of credit risk loans and potential credit risk loans: unsecured retail exposures, where the recovery outlook is relatively low, decreased as a proportion of the total as the collections and underwriting processes were improved. Secured retail and wholesale and corporate exposures, where the recovery outlook is relatively high, increased as a proportion of credit risk loans and potential credit risk loans.

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

134	Barclays Annual Report 2008

Risk management

Supervision and regulation

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business and constrain business operations. These include reserve and reporting requirements and conduct of business regulations. These requirements are imposed by the relevant central banks and regulatory authorities that supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, among others, the Basel Committee on Banking Supervision and the International Organisation of Securities Commissions. They also reflect requirements derived from EU directives.

In the UK, the FSA is the independent body responsible for the regulation of deposit taking, life insurance, home mortgages, general insurance and investment business. Barclays Bank PLC is authorised by the FSA to carry on a range of regulated activities within the UK and is subject to consolidated supervision by the FSA. In its role as supervisor, the FSA seeks to ensure the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers. The FSA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

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

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the Euro) are covered by the Scheme. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission , the Monetary Authority of Singapore, the China Banking Regulatory Commission and the Reserve Bank of India); Africa and the Middle East (various regulatory authorities including the South African Reserve Bank and the Financial Services Board and the regulatory authorities of the United Arab Emirates) and the United States of America (including the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC) and the Securities and Exchange Commission).

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

In the United States, Barclays PLC, Barclays Bank PLC, and Barclays’ US banking subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays Bank PLC’s branches in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Bank PLC also operates a federal agency in California that is licensed by and subject to regulation and examination by the OCC. Barclays Global Investors, NA is a federally chartered trust company subject to regulation and examination by the OCC. Barclays Bank Delaware is a Delaware-chartered commercial bank subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary US federal regulator for the New York and Florida branches and also exercises regulatory authority over Barclays other US operations. The regulation of Barclays and its US banking subsidiaries imposes restrictions on the activities of Barclays, including its US banking subsidiaries and Barclays Bank PLC’s US branches and agencies, as well as prudential restrictions, such as limits on extensions of credit by the Barclays Bank PLC’s US branches and agencies and the US banking subsidiaries to a single borrower and to Barclays subsidiaries and affiliates.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as Barclays Bank PLC maintains one or more federal branches or agencies, the OCC also has the authority to take possession of the US operations of Barclays Bank PLC under similar circumstances, and this federal power may pre-empt the state insolvency regimes that would otherwise be applicable to Barclays Bank PLC’s state-licensed branches. As a result, if the OCC exercised its authority over the US agency of Barclays Bank PLC pursuant to federal law in the event of a Barclays Bank PLC insolvency, all of Barclays Bank PLC’s US assets would most likely be applied first to satisfy creditors of its US branches and agencies as a group, and then made available for application pursuant to any UK insolvency proceeding.

In addition to the direct regulation of Barclays US banking offices, Barclays US operations subject Barclays to regulation by the FRB under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956 (BHC Act). Barclays PLC, Barclays Bank PLC and Barclays Group US Inc. are bank holding companies registered with the FRB. Each has elected to be treated as a financial holding company under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to banking organisations that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain the financial holding company status of each of Barclays PLC, Barclays Bank PLC and Barclays Group US Inc., Barclays Bank PLC is required to meet or exceed certain capital ratios and to be deemed to be “well managed” and Barclays Bank Delaware and Barclays Global Investors, NA must also meet certain capital requirements and be deemed to be “well managed”. Barclays Bank Delaware must also have at least a “satisfactory” rating under the Community Reinvestment Act of 1977. Barclays is required to obtain the prior approval of the FRB before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting securities of any US bank or bank holding company. Under current FRB policy, Barclays is required to act as a source of financial strength for Barclays Bank Delaware. This policy could, among other things, require Barclays to inject capital into any of its US banking subsidiaries if they become undercapitalised. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign

Barclays Annual Report 2008	135

countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution. See Financial Statement Note 36 for further discussion of competition and regulatory matters.

Barclays investment banking operations are subject to regulations that cover all aspects of the securities business, including:

–	Sales Methods

–	Trade practices among broker-dealers

–	Use and safekeeping of customers’ funds and securities

–	Capital structure

–	Record-keeping

–	The financing of customers’ purchases

–	Procedures for compliance with US securities law

–	The conduct of directors, officers and employees

Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the Financial Institution Regulatory Authority (FINRA). Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees.

Barclays subsidiaries in the US are also subject to regulation by applicable federal and state regulators of their activities in the asset management, investment advisory, mutual fund and mortgage lending businesses.

Regulatory Developments

In the wake of the financial crisis there will be regulatory change that will have a substantial impact on all financial institutions, including the Group. The full extent of this impact is not yet clear. Programmes to reform the global regulatory framework were agreed first by G8 Finance Ministers in April 2008 and subsequently by G20 Heads of Government in November 2008. In the EU, Finance Ministers agreed a roadmap for regulatory reform in May 2008. There is a substantial degree of commonality to these programmes covering issues of capital and liquidity regulation, risk management and accounting standards. These programmes will be further developed and implemented in 2009.

In the UK, in response to the financial crisis, the Chairman of the FSA has been requested by the Chancellor of the Exchequer to undertake a review of banking regulation. The Chancellor has indicated that he will be presenting a White Paper on the supervision of banking in spring 2009 with the expectation that proposals for legislation will be presented to Parliament. He has also commissioned Sir David Walker to review the corporate governance of the UK banking industry. The results of this review are expected before the end of 2009. The FSA has re-examined its regulatory requirements and processes, substantially increasing regulatory capital requirements in October 2008. It has also been undertaking a Supervisory Enhancement Programme that will increase both the resources devoted to supervision and the intensity of supervision.

On 21st February 2009, the Banking Act 2009 came into force which provides a permanent regime to allow the FSA, the UK Treasury and the Bank of England (the ‘Tripartite Authorities’) to resolve failing banks in the UK. The Banking Act aims to balance the need to protect depositors and prevent systemic failure with the potentially adverse consequences that using powers to deal with those events could have on private law rights, and, as a consequence, wider markets and investor confidence.

These powers, which apply regardless of any contractual restrictions, include (a) power to issue share transfer orders pursuant to which there may be transferred to a commercial purchaser or Bank of England entity, all or some of the securities issued by a bank. The share transfer order can extend to a wide range of ‘securities’ including shares and bonds issued by a UK Bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. In certain circumstances encumbrances and trusts can be over-reached. Power also exists to override any default provisions in transactions otherwise affected by these powers. Compensation may be payable in the context of both share transfer orders and property appropriation. In the case of share transfer orders any compensation will be paid to the person who held the security immediately before the transfer, who may not be the encumbrancer.

The Banking Act also vests power in the Bank of England to override, vary or impose contractual obligations between a UK bank or its holding company and its former group undertakings (as defined in the Banking Act), for reasonable consideration, in order to enable any transferee or successor bank of the UK bank to operate effectively. There is also power for the Treasury to amend the law (save for a provision made by or under the Banking Act) by order for the purpose of enabling it to use the special resolution regime powers effectively, potentially with retrospective effect. The Banking Act also gives the Bank of England statutory responsibility for financial stability in the UK and for the oversight of payment systems.

Amendments are being made to the EU framework of directives, including to the Capital Requirements Directive and to the Directive on Deposit Guarantee Schemes. Further amendments to EU regulatory requirements are likely as the EU develops its response to the financial crisis, including the structure of the regulatory system in Europe as proposed in the report of a high-level Commission group published on 25 February 2009.

In the United States, the FDIC has established a Temporary Liquidity Guarantee Program (TLGP) for eligible institutions including, among others, US bank holding companies and FDIC-insured depository institutions, unless they opted out. Under the TLGP, the FDIC will insure the entire amount of non-interest bearing transaction account deposits of eligible institutions until December 31, 2009 and certain senior unsecured debt of eligible institutions issued before June 30, 2009. Barclays Bank Delaware and Barclays Group US, Inc. are eligible to participate in the TLGP, and they have opted in. Barclays PLC and Barclays Bank PLC, as non-US banks or bank holding companies, are not eligible to participate in the TLGP. The US Department of the Treasury has invested approximately $250 billion in the capital of US depository institutions and depository institution holding companies through a Capital Purchase Program authorized under the US Emergency Economic Stabilization Act of 2008 and is expected to continue to make capital investments under the authority of this act. Barclays, as a non-US institution, is not eligible for capital investments by the US Treasury under existing programs.

Another recent focus of US governmental policy relating to the financial services sector generally has been on disclosure and sales practices relating to the sector’s subprime mortgage and other lending.

In addition, in the United States, as elsewhere, recent market disruptions and economic conditions have led to numerous proposals for changes and significant increases in the regulation of the financial services industry. However, given the current environment and status of such proposals, it is difficult to determine the nature and form of any regulation that may arise in the United States from any such proposals.

136	Barclays Annual Report 2008

Governance

Board and Executive Committee	138

Directors’ report	140

Corporate governance report	143

Remuneration report	157

Accountability and audit	173

Board and Executive Committee

1. Marcus Agius

Group Chairman (Age 62)

Marcus has an extensive background in banking, having worked at Lazard from 1972 to 2006. He also has experience of chairing large organisations, including BAA plc and Lazard in London. Marcus is Senior Independent Director of the British Broadcasting Corporation (BBC).

Term of office Marcus joined the Board in September 2006 as a non-executive Director and was appointed Group Chairman on 1st January 2007. Marcus was last re-elected by shareholders at the AGM in 2007, following his appointment.

Independent On appointment

External appointments Senior Independent Director of the BBC since 2006. Trustee to the Board of the Royal Botanic Gardens, Kew. Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. Chairman of Lazard in London and Deputy Chairman of Lazard LLC until 2006. Chairman of BAA plc until 2006.

Committee membership Chairman of the Board Corporate Governance and Nominations Committee since January 2007. Member of the Board HR and Remuneration Committee since January 2007.

2. David Booth

Non-executive Director (Age 54)

David currently manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. David was employed by Morgan Stanley from 1982 to 1992, and again from 1995 to 1997. He held various positions there, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology.

Term of office David joined the Board in May 2007. David was last re-elected by shareholders at the AGM in 2008, following his appointment.

Independent Yes

External appointments Director of East Ferry Investors, Inc., Trustee of the Brooklyn Botanic Garden. Chair of the Brooklyn Botanic Garden Investment Committee. Various positions at Morgan Stanley & Co. until 1997. Discount Corporation of New York until 1993.

Committee membership Member of the Board Risk Committee since January 2008.

3. Sir Richard Broadbent

Senior Independent Director (Age 55)

Sir Richard has experience of both the private and public sector having worked in high-level banking roles and the Civil Service. He was the Executive Chairman of HM Customs and Excise from 2000 to 2003 and was formerly a member of the Group Executive Committee of Schroders PLC and a non-executive Director of the Securities Institute. Sir Richard is Chairman of Arriva PLC.

Term of office Sir Richard joined the Board in September 2003 and was appointed Senior Independent Director on 1st September 2004. Sir Richard was last re-elected by shareholders at the AGM in 2006.

Independent Yes

External appointments Chairman of Arriva PLC since 2004. Executive Chairman of HM Customs and Excise until 2003. Former Group Executive Committee member of Schroders PLC. Non-executive Director of the Securities Institute until 1995.

Committee membership Chairman of the Board Risk Committee since January 2006 (member since April 2004). Chairman of the Board HR and Remuneration Committee since January 2007 (member since April 2004). Member of the Board Corporate Governance and Nominations Committee since September 2004.

4. Leigh Clifford, AO

Non-executive Director (Age 61)

Leigh is Chairman of Qantas Airways Limited. He previously worked for the Rio Tinto Group, where he was a Director of Rio Tinto PLC from 1994 and Rio Tinto Limited from 1995 and was Chief Executive of the Rio Tinto Group from 2000 until 2007.

Term of office Leigh joined the Board in October 2004. Leigh was last re-elected by shareholders at the AGM in 2007.

Independent Yes

External appointments Chairman of Qantas Airways Limited since November 2007. Member of the Bechtel Board of Counsellors since May 2007. Senior Adviser to Kohlberg Kravis Roberts & Co since January 2009. Director of the Murdoch Children’s Research Institute. Board Member of the National Gallery of Victoria Foundation. Chief Executive of Rio Tinto until 2007. Director of Freeport-McMoran Copper & Gold Inc. until 2004.

Committee membership Member of the Board HR and Remuneration Committee since July 2005. Member of the Barclays Asia Pacific Advisory Committee.

5. Fulvio Conti

Non-executive Director (Age 61)

Fulvio is currently Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, where he was previously Chief Financial Officer from 1999-2005. Fulvio has held a number of high-level financial roles, including Chief Financial Officer and General Manager of Telecom Italia and General Manager and Chief Financial Officer of Ferrovie dello Stato, the Italian national railway. He was also head of the accounting, finance and control department of Montecatini and was in charge of finance at Montedison-Compart, overseeing the financial restructuring of the group. He has held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe.

Term of office Fulvio joined the Board in April 2006. Fulvio was last re-elected by shareholders at the AGM in 2008.

Independent Yes

External appointments Chief Executive of Enel SpA since 2005. Director of AON Corporation since January 2008. Chief Financial Officer and General Manager of Telecom Italia until 1999. General Manager and Chief Financial Officer of Ferrovie dello Stato until 1998.

Committee membership Member of the Board Audit Committee since September 2006.

6. Professor Dame Sandra Dawson

Non-executive Director (Age 62)

Sandra is KPMG Professor of Management Studies at the University of Cambridge and Master of Sidney Sussex College, Cambridge. Sandra was Director of the Judge Business School at Cambridge until September 2006 and she has held a range of non-executive posts in organisations including Rand Europe (UK), JP Morgan Fleming Claverhouse Investment Trust and Riverside Mental Health Trust.

Term of office Sandra joined the Board in March 2003. Sandra will retire from the Board at the 2009 AGM in April.

Independent Yes

External appointments KPMG Professor of Management Studies, University of Cambridge since 1995. Master of Sidney Sussex College, Cambridge since 1999. Director and Trustee of Oxfam since 2006. Deputy Vice Chancellor, University of Cambridge since 2008. Chairman, Executive Steering Committee, ESRC Advanced Institute of Management. Director of Cambridge Econometrics until 2007. Director of Judge Business School, University of Cambridge until 2006. Director of Rand Europe (UK) until 2004. Director of JP Morgan Fleming Claverhouse Investment Trust until 2003.

Committee membership Member of the Board Audit Committee since August 2003.

7. Sir Andrew Likierman

Non-executive Director (Age 65)

Sir Andrew is Chairman of the National Audit Office, having held a number of public roles in the financial services sector, including Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury and non-executive Director of the Bank of England. Sir Andrew is also Dean of the London Business School where he was previously Professor of Management Practice in Accounting. He has been at the London Business School from 1974-1976, 1979-1993 and since 2004.

Term of office Sir Andrew joined the Board in September 2004. Sir Andrew was last re-elected by shareholders at the AGM in 2007.

Independent Yes

External appointments Dean of the London Business School since January 2009. Chairman of the National Audit Office since December 2008. Director of the Institute for Government since September 2008. Chairman of Applied Intellectual Capital Inc. until 2008. Non-executive Director of the Bank of England until 2008. Non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust until 2008. Non-executive Director and Chairman of the MORI Group until 2005. Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury until 2004.

Committee membership Member of the Board Audit Committee since September 2004. Member of the Board Risk Committee since September 2004.

8. Sir Michael Rake

Non-executive Director (Age 61)

Sir Michael is currently Chairman of BT Group PLC and Chairman of the UK Commission for Employment and Skills. Sir Michael previously worked at KPMG from 1974-2007 where he worked for a number of years in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2000 and Chairman of KPMG International from 2002-2007.

Term of office Sir Michael joined the Board in January 2008. Sir Michael was last re-elected by shareholders at the AGM in 2008, following his appointment.

Independent Yes

External appointments Chairman of BT Group PLC since 2007. Director of the Financial Reporting Council since 2007. Chairman of the UK Commission for Employment and Skills since 2007. Director of the McGraw-Hill Companies since 2007. Chairman of KPMG International until 2007. Chairman of Business in the Community from 2004 until 2007.

138	Barclays Annual Report 2008

Committee membership Member of the Board Audit Committee since January 2008. He will succeed Stephen Russell as Chairman of the Board Audit Committee in March 2009.

9. Sir Nigel Rudd, DL

Deputy Chairman

Non-executive Director (Age 62)

Sir Nigel is non-executive Chairman of Pendragon PLC and BAA Limited. He is also Deputy Chairman of Invensys plc and a non-executive Director of BAE Systems PLC and Sappi Limited. He was formerly Chairman of Alliance Boots PLC.

Term of office Sir Nigel joined the Board in February 1996 and was appointed Deputy Chairman in September 2004. Sir Nigel will retire from the Board at the 2009 AGM in April.

Independent Yes

External appointments Chairman of Pendragon PLC since 1989. Non-executve Director and Deputy Chairman of Invensys plc since January 2009. Chairman of Alliance Boots PLC until 2007. Director of Pilkington PLC until 2006. Director of Kidde PLC until 2003.

Committee membership Member of the Board Corporate Governance and Nominations Committee since October 2001. Chairman of the Barclays Brand and Reputation Committee.

10. Stephen Russell

Non-executive Director (Age 63)

Stephen was Chief Executive of Boots Group PLC from 2000 until 2003, having worked for Boots since 1967. He has held a number of non-executive positions and is currently a non-executive Director of Network Rail and Network Rail Infrastructure Limited. He is a trustee of St. John’s Ambulance and Tommy’s the Baby Charity, is on the Council of Nottingham University and is Chairman of Business Control Solutions Group.

Term of office Stephen joined the Board in October 2000 on completion of the acquisition of Woolwich PLC. Stephen was last re-elected by shareholders at the AGM in 2007.

Independent Yes

External appointments Non-executive Director of Network Rail since September 2007. Trustee of St John’s Ambulance since 2005. Chairman of Business Control Solutions Group since 2005. Trustee of Tommy’s the Baby Charity since 2003. Member of the Council of Nottingham University since 2003. Chief Executive of Boots Group PLC until 2003.

Committee membership Chairman of the Board Audit Committee since April 2003 (member since October 2000). He will be succeeded by Sir Michael Rake as Chairman of the Board Audit Committee in March 2009. Member of the Board Corporate Governance and Nominations Committee since September 2004. Member of the Board Risk Committee since October 2001 (Chairman from September 2004-December 2005).

11. Sir John Sunderland

Non-executive Director (Age 63)

Sir John was Chairman of Cadbury Schweppes PLC until July 2008 having worked at Cadbury’s in various roles, including that of Chief Executive, since 1968. He is Deputy President of the Chartered Management Institute, a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Association Member of BUPA and a Governor of both Reading and Aston University Councils.

Term of office Sir John joined the Board in June 2005. Sir John was last re-elected by shareholders at the AGM in 2008.

Independent Yes

External appointments Deputy President of the Chartered Management Institute since 2008 (President 2007-2008). Director of the Financial Reporting Council since 2004. Adviser to CVC Capital Partners. Association Member of BUPA. Governor, Aston University Council. Governor, Reading University Council. Chairman of Cadbury Schweppes PLC until July 2008. Deputy President of the CBI to June 2008 (member since 2003 and President until December 2006). President of ISBA (the Incorporated Society of British Advertisers) until 2005. President of the Food and Drink Federation until 2005. Non-executive Director of the Rank Group PLC until 2006. Former Advisory Board Member of Trinsum Group.

Committee membership Member of the Board Corporate Governance and Nominations Committee since September 2006. Member of the Board HR and Remuneration Committee since July 2005.

12. Patience Wheatcroft

Non-executive Director (Age 57)

Patience was an established financial journalist and national newspaper editor, having worked as Editor of the Sunday Telegraph from 2006 to 2007 and Business and City Editor of The Times from 1997-2006. She is a non-executive Director of Shaftesbury PLC, a member of the UK/India Round Table and a member of the British Olympic Association Advisory Board. She is also a member of the Council of the Royal Albert Hall and Chair of the Forensic Audit Panel.

Term of office Patience joined the Board in January 2008. Patience was last re-elected by shareholders at the AGM in 2008 following her appointment.

Independent Yes

External appointments Non-executive Director of Shaftesbury PLC since 2008. Member of the UK/India Round Table. Member of the British Olympic Association Advisory Board since 2007. Member of the Council of the Royal Albert Hall. Chair of the Forensic Audit Panel since 2008. Editor of the Sunday Telegraph until 2007. Business and City Editor of The Times until 2006.

Committee membership Member of the Barclays Brand and Reputation Committee.

13. John Varley

Group Chief Executive

Executive Director and Chairman of Executive Committee (Age 52)

John was appointed Group Chief Executive of Barclays on 1st September 2004, prior to which he had been Group Deputy Chief Executive from 1st January 2004. He joined Barclays in 1982 and has held various positions across the Group, including the position of Group Finance Director from 2000 until the end of 2003. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998. John is a non-executive Director of AstraZeneca PLC. He is also Chairman of Business Action on Homelessness, President of the Employer’s Forum on Disability, Honorary President of the UK Drug Policy Commission and a member of the International Advisory Panel of the Monetary Authority of Singapore.

Term of office John joined the Executive Committee in September 1996 and was appointed to the Board in June 1998. John was last re-elected by shareholders at the AGM in 2007.

External appointments Non-executive Director of AstraZeneca PLC since 2006. Non-executive Director of British Grolux Investments Limited since 1999. Chairman of Business Action on Homelessness since 2006. President of the Employer’s Forum on Disability since 2005. Honorary President of the UK Drug Policy Commission since 2007. Member of the International Advisory Panel of the Monetary Authority of Singapore since 2006.

14. Robert E Diamond Jr

President, Barclays PLC and CEO, Investment Banking and Investment Management

Executive Director and member of Executive Committee (Age 57)

Bob is responsible for the Investment Banking and Investment Management business of the Barclays Group, comprising of Barclays Capital, Barclays Global Investors and Barclays Wealth. He previously worked for Morgan Stanley and CS First Boston, where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange.

Term of office Bob was appointed President of Barclays PLC and became an executive Director in June 2005. He has been a member of the Barclays Executive Committee since September 1997. Bob was last re-elected by shareholders at the AGM in 2006, following his appointment.

External appointments Chairman of Old Vic Productions PLC since September 2007.

15. Christopher Lucas

Group Finance Director

Executive Director and member of Executive Committee (Age 48)

Chris has worked across financial services for most of his career, including three years in New York as Head of the US Banking Audit Practice of PricewaterhouseCoopers LLP. Chris joined Barclays from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. He was Global Relationship Partner for Barclays for the 1999–2004 financial years and subsequently held similar roles for other global financial services organisations.

Term of office Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. Chris was last re-elected by shareholders at the AGM in 2007, following his appointment.

External appointments UK Head of Financial Services and Global Head of Banking and Capital Markets of PricewaterhouseCoopers LLP until 2006.

16. Frederik (Frits) Seegers

Chief Executive, Global Retail and Commercial Banking

Executive Director and member of Executive Committee (Age 50)

Frits is responsible for the Global Retail and Commercial Banking business of the Barclays Group, which includes UK Retail Banking, Barclays Commercial Bank, Barclaycard, GRCB – Western Europe, GRCB – Emerging Markets and GRCB – Absa. Frits joined Barclays from Citigroup where he held a number of senior positions over the 17 years he worked there. Most recently, he was CEO Global Consumer Group with a remit covering all retail operations in Europe, the Middle East and Africa. He was also a member of the Citigroup Operating Committee and the Citigroup Management Committee. He was CEO of Consumer Banking for Asia Pacific, covering 11 consumer markets, between 2001 and 2004. Under his leadership, this region was the fastest growing part of Citigroup. Frits was a non-executive Director of Absa Group Limited from 2006 until February 2009.

Term of office Frits joined the Board and the Executive Committee in July 2006. Frits was last re-elected by shareholders at the AGM in 2007, following his appointment.

External appointments Chief Executive Officer of Citigroup International PLC until 2006.

Barclays Annual Report 2008	139

Directors’ report

Profit Attributable

The profit attributable to equity shareholders of Barclays PLC for the year amounted to £4,382m, compared with £4,417m in 2007.

Dividends

As announced on 13th October 2008, in the light of the new capital ratios agreed with the Financial Services Authority (FSA) and in recognition of the need to maximise capital resources in the current economic climate, the Board concluded that it would not be appropriate to pay a final dividend for 2008. The Board intends to resume dividend payments in the second half of 2009, at which time it is intended to pay dividends quarterly. The interim dividend for the year ended 31st December 2008 of 11.5p per ordinary share was paid on 1st October 2008 and the total distribution for 2008 is 11.5p (2007: 34.0p per ordinary share). The staff shares were re-purchased by the Company during the year. The dividends for the year have absorbed a total of £915m (2007: £2,253m).

Share Capital

At the 2008 Annual General Meeting, shareholders approved the creation of Sterling, Dollar, Euro and Yen preference shares (‘preference shares’) in order to provide the Group with more flexibility in managing its capital resources. As at 27th February 2009 (the latest practicable date for inclusion in this report) no preference shares have been issued.

In order to minimise the dilutive effect on existing shareholders of the issuance of 336,805,556 ordinary shares in 2007, at the start of 2008 the Company purchased in the market for cancellation 36,150,000 of its ordinary shares of 25p each, at a total cost of £171,923,243 (this was in addition to the 299,547,510 shares purchased for cancellation in 2007). During 2008 the Company purchased all of its staff shares in issue, following approval for such purchase being given at the 2008 Annual General Meeting, at a total cost of £1,023,054. As at 27th February 2009, the Company had an unexpired authority to repurchase shares up to a maximum of 984,960,000 ordinary shares.

The issued ordinary share capital was increased by 1,772m ordinary shares during 2008. In addition to those issued as a result of the exercise of options under the Sharesave and Executive Share Option Schemes during the year, the following share issues took place:

–	On 4th July 2008, the Company issued 168.9 million new ordinary shares in a firm placing to Sumitomo Mitsui Banking Corporation.

–

On 22nd July 2008, the Company issued 1,407.4 million new ordinary shares following a placing to Qatar Holding LLC, Challenger Universal Limited (a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the chairman of Qatar Holding LLC, and his family), China Development Bank, Temasek Holdings (Private) Limited and certain leading institutional shareholders and other investors, which shares were available for clawback in full by means of an open offer to existing shareholders. Valid applications under the open offer were received from qualifying shareholders in respect of approximately 267 million new ordinary shares in aggregate, representing 19.0% of the shares offered pursuant to the open offer. Accordingly, the remaining 1,140.3 million shares were allocated to the various investors with whom they had been conditionally placed.

–	On 18th September 2008, the Company issued 226 million new ordinary shares to certain institutional investors.

–	During the period 27th November 2008 to 31st December 2008, 33,000 ordinary shares were issued following conversion of Mandatorily Convertible Notes at the option of their holders.

At 31st December 2008 the issued ordinary share capital totalled 8,371,830,617 shares. Ordinary shares represent 100% of the total issued share capital as at 31st December 2008.

The Company’s Memorandum and Articles of Association, a summary of which can be found in the Shareholder Information section on pages 305-309, contain the following details, which are incorporated into this report by reference:

–	The structure of the Company’s capital, including the rights and obligations attaching to each class of shares.

–	Restrictions on the transfer of securities in the Company, including limitations on the holding of securities and requirements to obtain approvals for a transfer of securities.

–	Restrictions on voting rights.

–

The powers of the Directors, including in relation to issuing or buying back shares in accordance with the Companies Act 1985. It will be proposed at the 2009 AGM that the Directors be granted new authorities to allot and buy back shares under the Companies Act 1985.

–	Rules that the Company has about the appointment and removal of Directors or amendments to the Company’s Articles of Association.

Employee Benefit Trusts (‘EBTs’) operate in connection with certain of the Group’s Employee Share Plans (‘Plans’). The Trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Bank that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Sharepurchase EBT may vote in respect of Barclays shares held in the Sharepurchase EBT, but only at the discretion of the participants. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBT.

Mandatorily Convertible Notes

On 27th November 2008, Barclays Bank PLC issued £4,050m of 9.75% Mandatorily Convertible Notes (MCNs) maturing on 30th September 2009 to Qatar Holding LLC, Challenger Universal Limited and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi and existing institutional shareholders and other institutional investors. If not converted at the holders’ option beforehand, these instruments mandatorily convert to ordinary shares of Barclays PLC on 30th June 2009. The conversion price is £1.53276 and, after taking into account MCNs that were converted on or before 31st December 2008, will result in the issue of 2,642 million new ordinary shares.

If there is a change of control of Barclays PLC following a takeover bid, Barclays PLC must (so far as legally possible) use all reasonable endeavours to cause the corporation which then controls Barclays PLC to execute a deed poll providing that the holders of the MCNs shall have the right (during the period ending on 30th June 2009) to convert the MCNs into, and to receive on a mandatory conversion, as the case may be, the class and amount of shares and other securities and property receivable upon such a takeover by the holders of the number of ordinary shares as would have been issued on conversion of the MCNs had such MCNs been converted immediately prior to the completion of such takeover.

The issue of new ordinary shares or certain other securities and rights of the Company, at any time during the period commencing on 27th November 2008 and ending on the date on which a holder exercises its optional conversion right or on the mandatory conversion date, at a price (the ‘Future Placing Price’) lower than the then current conversion price will (subject to exceptions for ordinary shares issued pursuant to employee share schemes, under the warrants or as a result of certain corporate events) result in a downward adjustment to the conversion price (subject to a minimum conversion price of the then par value per ordinary share (currently 25 pence)) so that it equals the Future Placing Price. The conversion price will also be subject to adjustment if the Company distributes an extraordinary dividend or if certain dilutive events occur, including bonus issues, rights issues or an adjustment to the nominal value or redenomination of the ordinary shares.

140	Barclays Annual Report 2008

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Al Nahyan. The warrants may be exercised at any time up to close of business on 31st October 2013.

If there is a change of control of Barclays PLC following a takeover bid, Barclays PLC must (so far as legally possible) use all reasonable endeavours to cause the corporation which then controls Barclays PLC to execute a deed poll providing that the holders of the warrants shall have the right (during the period in which the warrants are exercisable) to exercise the warrants into the class and amount of shares and other securities and property receivable upon such a takeover by the holders of the number of ordinary shares as would have been issued on exercise of the warrants had such warrants been exercised immediately prior to the completion of such takeover.

The warrants contain provisions for the adjustment of the gross number of ordinary shares in the event of the occurence of certain dilutive events including, amongst others, extraordinary dividends, bonus issues, alterations to the nominal value of ordinary shares and rights issues.

Conversion of the outstanding MCNs and exercise of the Warrants in full would result in the issue of a further 4,159,167,571 new ordinary shares. The resultant shareholdings of Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Al Nahyan, if the MCNs and Warrants they each hold were converted or exercised in full and taking into account existing holdings of Barclays shares, would represent approximately 12.8% and 16.5%, respectively, of the enlarged Barclays PLC issued ordinary share capital.

Substantial Shareholdings

Substantial shareholders do not have different voting rights from those of other shareholders. As at 27th February 2009, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

No. of ordinary shares

Qatar Holding LLC	522,755,622	6.4%
Axa S.A.	460,195,183	5.5%
Legal & General Group plc	330,460,896	4.1%

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the Board members are set out on pages 138 and 139.

Patience Wheatcroft and Sir Michael Rake were appointed as non-executive Directors with effect from 1st January 2008. Simon Fraser will join the Board as a non-executive Director with effect from 10th March 2009, subject to regulatory approvals. Dr Danie Cronjé left the Board on 24th April 2008 and Gary Hoffman left the Board on 31st August 2008.

Retirement and Re-election of Directors

As announced on 18th November 2008, at the 2009 AGM all Directors will stand for re-election, with the exception of Sir Nigel Rudd and Professor Dame Sandra Dawson, who will retire at the conclusion of the 2009 AGM and are not offering themselves for re-election.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2008 are shown on pages 164 and 166.

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the Remuneration Report on pages 157 to 172 and in Note 43 to the accounts.

Directors’ Indemnities

The Board believes that it is in the best interests of the Group to attract and retain the services of the most able and experienced Directors by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the applicable statutory provisions. Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were accordingly in force during the course of the financial year ended 31st December 2008 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Activities

Barclays PLC Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates through branches, offices and subsidiaries in the UK and overseas.

Community Involvement and Charitable Donations

Barclays has an extensive community programme covering many countries around the world. The Group provides funding and support to over 7,000 charities and voluntary organisations, ranging from small, local charities, like Passage (UK), to international organisations like the Red Cross. We also have a very successful employee programme which in 2008 saw more than 57,000 employees and pensioners worldwide taking part in Barclays-supported volunteering, giving and fundraising activities. Further information on our community involvement is given on pages 53 and 54.

The total commitment for 2008 was £52.2m (2007: £52.4m). The Group committed £27.7m in support of the community in the UK (2007: £38.9m) and £24.5m was committed in international support (2007: £13.5m). The UK commitment includes £19.6m of charitable donations (2007: £30.4m).

Political Donations

The Group did not give any money for political purposes in the UK nor did it make any donations to EU political organisations or incur any EU political expenditure during the year.

Absa Group Limited, in which the Group acquired a majority stake in 2005, made donations totalling £186,589 in 2008 (2007: £170,142) in accordance with its policy of making political donations to the major South African political parties as part of their Democracy Support Programme. Donations are made to parties with more than three seats in the National Parliament as confirmed by the Independent Electoral Commission. Support for the deepening of democracy in South Africa remains paramount for the new government. The Group made no other political donations in 2008.

At the AGM in 2008, shareholders gave a limited authority for Barclays PLC and its subsidiaries to make political donations and incur political expenditure, within an agreed limit, as a precautionary measure in light of the wide definitions in the Companies Act 2006. This was similar to an authority given by shareholders in 2007. This authority, which has not been used, expires at the conclusion of the AGM held this year, or, if earlier, 30th June 2009.

The Companies Act 2006 largely restates the provisions of The Political Parties, Elections and Referendums Act 2000. The risk of inadvertently breaching the Companies Act 2006 remains, and the Directors consider it prudent to seek a similar authority from shareholders. A resolution to authorise Barclays PLC and its subsidiaries to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £125,000 is therefore being proposed at the Barclays PLC 2009 AGM.

Employee Involvement

Barclays is committed to ensuring that employees share in the success of the Group. Colleagues are encouraged to participate in share option and share purchase schemes and have a substantial sum invested in Barclays shares.

Employees are kept informed of matters of concern to them in a variety of ways, including the corporate news magazines, intranets, briefings and mobile phone SMS messaging. These communications help achieve a common awareness among employees of the financial and economic factors affecting the performance of Barclays.

Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues that are important to them. An annual Employee Opinion Survey is undertaken across Global Retail and Commercial Banking and Group Centre with results being reported to the Board and the Board HR and Remuneration Committee, all employees and to our European Works Council, Africa Forum, Unite (Amicus section), our recognised union in the UK and other recognised unions worldwide. Roadshows and employee forums also take place.

In addition, Barclays undertakes regular and formal consultations with our recognised trade unions and works councils internationally.

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

Barclays Annual Report 2008	141

Directors’ report

requirements, including the introduction of a dedicated intranet site and disability helpline. Through our Reasonable Adjustments Scheme, appropriate assistance can be given, including both physical workplace adjustments, and relevant training and access to trained mentors is also provided for disabled employees. A wide range of recruitment initiatives have been taken to increase the number of people with disabilities working in Barclays.

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

Barclays regularly reviews its Statement of Health and Safety Commitment, issued with the authority of the Board and which applies to all business areas in which Barclays has operational control. In this statement Barclays commits to:

–	demonstrate personal leadership that is consistent with this commitment;

–	provide the appropriate resources to fulfil this commitment;

–	carry out risk assessments and take appropriate actions to mitigate the risks identified;

–	consult with our employees on matters affecting their health and safety;

–	ensure that appropriate information, instruction, training and supervision are provided;

–	appoint competent persons to provide specialist advice; and

–	review Barclays Health and Safety Group Process and the Statement of Commitment, at regular intervals.

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

Paragraph 12(3) of Schedule 7 of the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared in accordance with International Financial Reporting Standards. The components for the trade creditor calculation are not easily identified. However, by identifying as closely as possible the components that would be required if Schedule 4 of the Companies Act 1985 applied, the trade creditor payment days for Barclays Bank PLC for 2008 were 24 days (2007: 27 days). This is an arithmetical calculation and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

Essential business contracts

There are no persons with whom the Group has contractual or other arrangements that are considered essential to the business of the Group.

Research and Development

In the ordinary course of business, Barclays develops new products and services in each of its business units.

Financial Instruments

The Group’s financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out in pages 67 to 113 under the headings, ‘Barclays approach to risk management’, ‘Credit Risk Management’, ‘Market risk management’, ‘Liquidity Risk Management’ and ‘Derivatives’ and in Note 14 and Notes 46 to 49 to the accounts.

Events after the Balance Sheet Date

On 2nd February 2009, Barclays completed the acquisition of PT Bank Akita, which was announced initially on 17th September 2008, following the approval of the Central Bank of Indonesia. On 17th February 2009, Barclays announced that Barclays Capital will discontinue operations at its EquiFirst subsidiary due to the market environment and strategic direction of the Group.

The Auditors

The Board Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on pages 198 and 199 and Note 9 to the accounts. Having reviewed the independence and effectiveness of the external auditors, the Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed. PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2009 AGM.

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

The Annual General Meeting

The Barclays PLC AGM will be held at The Queen Elizabeth II Conference Centre on Thursday 23rd April 2009. The Notice of AGM is included in a separate document sent to shareholders with this report. A summary of the resolutions being proposed at the 2009 AGM is set out below:

Ordinary Resolutions

–	To receive the Directors’ and Auditors’ Reports and the audited accounts for the year ended 31st December 2008.

–	To approve the Directors’ Remuneration Report for the year ended 31st December 2008.

–	To re-elect the following Directors:

–	Simon Fraser

–	Marcus Agius

–	David Booth
–	Sir Richard Broadbent

–	Richard Leigh Clifford

–	Fulvio Conti

–	Robert E Diamond Jr

–	Sir Andrew Likierman

–	Christopher Lucas

–	Sir Michael Rake

–	Stephen Russell

–	Frederik Seegers

–	Sir John Sunderland

–	John Varley

–	Patience Wheatcroft

–	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.

–	To authorise the Directors to set the remuneration of the auditors.

–	To authorise Barclays PLC and its subsidiaries to make political donations and incur political expenditure.

–	To authorise an increase in the Company’s authorised share capital.

–	To renew the authority given to the Directors to allot securities.

Special Resolutions

–	To renew the authority given to the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.

–	To renew the Company’s authority to purchase its own shares.

–	To permit General Meetings to continue to be called on 14 clear days’ notice.

This is only a summary of the business to be transacted at the meeting and you should refer to the Notice of AGM for full details.

By order of the Board

Lawrence Dickinson
Company Secretary
5th March 2009

142	Barclays Annual Report 2008

Corporate governance

Corporate governance report

Group Chairman’s Introduction

I am pleased to report to you on the activities of the Board and its Committees during 2008. Our report sets out how we have complied with the UK Combined Code on Corporate Governance (the Code) and also gives further details of the matters that the Board and its principal Committees have considered over the year.

The year proved to be extremely challenging for the financial services industry as increasing vulnerabilities exposed in the global financial system created a period of exceptional instability.

During October 2008, it became clear that an industry-wide solution to the risks of systemic failure in the UK financial services sector was needed. The outcome of discussions between the UK’s FSA and all UK banks was that we, along with many of our competitors, were required to raise additional equity and Tier 1 capital to take our capital ratios well beyond the levels we had previously agreed with our regulators (the ‘Capital Raising’).

On 31st October 2008, Barclays announced the Capital Raising. In the extraordinary circumstances leading up to that announcement, the Board had choices to make – choices not available to all banks. These choices entailed exceptionally difficult judgements made in market circumstances where from one day to the next nothing could be taken for granted.

These choices included retaining independent control of the business in undertaking the recapitalisation required by the authorities; recapitalising the business in one market operation well in advance of the June 2009 deadline set by the authorities; and effecting a recapitalisation under which all shareholders were not afforded their pre-emption rights.

The Board did not take any of these decisions lightly: its governance processes were rigorous. It met frequently, debated the issues at length, heard differing views and arguments, sought external advice and consulted representative shareholder bodies. The decisions it made were reached in the interests of shareholders as the Board, in the circumstances at the time, perceived them to be. These included forming judgements about the earnings per share and return on capital consequences of the Capital Raising for existing shareholders.

The Board believes that the decisions made have resulted in the Group being able to maintain its strategic momentum. The Directors deeply regret, however, that the Capital Raising denied Barclays then existing shareholders their full rights of pre-emption with respect to the ordinary shares issued. The Directors recognise that there is a high level of unhappiness on the part of some shareholders that the principle of pre-emption was breached, with consequent dilution of shareholdings and that, were it not to avoid the risk of destabilising the Company or the system, more of them may have voted against the enabling resolution at the General Meeting on 24th November 2008.

The Directors wish to place on record both their appreciation of the support received from shareholders in difficult circumstances in completing the Capital Raising and to re-affirm their fundamental commitment to the principle of pre-emption. The Board is clear that the extraordinary circumstances which they were required to deal with were so unusual as to be effectively unique.

Marcus Agius
Group Chairman
5th March 2009

Statements of Compliance

UK Combined Code on Corporate Governance

As Barclays is listed on the London Stock Exchange, we comply with the Code. For the year ended 31st December 2008, we have complied with the relevant provisions set out in section 1 of the Code and applied the principles of the Code as described in this report.

NYSE Corporate Governance Rules

Barclays has American Depositary Receipts listed on the New York Stock Exchange (NYSE) and is also subject to the NYSE’s Corporate Governance rules (NYSE Rules). We are exempt from most of the NYSE Rules, which domestic US companies must follow, because we are a non-US company listed on the NYSE. However, we are required to provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules and must also disclose any significant differences between our corporate governance practices and those followed by domestic US companies listed on the NYSE. As our main listing is on the London Stock Exchange, we follow the UK’s Combined Code. Key differences between the Code and NYSE Rules are set out later in this report.

Barclays Annual Report 2008	143

Corporate governance

Corporate governance report

Corporate governance framework

The Group operates within a comprehensive governance framework, which is set out in the diagram below. Details of the Group’s risk management framework can be found on pages 62 to 66.

The Board is responsible for managing the Company on behalf of its shareholders and each Director must act in a way that he or she considers promotes the long-term success of the Company for the benefit of those shareholders as a whole. The Board also ensures that an appropriate balance between promoting long-term growth and delivering short-term objectives is achieved. The Board delegates responsibility for the day-to-day management of the Company to the Group Chief Executive, who is then responsible for ensuring that the business is operating effectively. The Group Chief Executive is supported by the Executive Committee, which he chairs, and the Executive Committee is supported by a number of management committees, including the Disclosure Committee. Details of the Disclosure Committee are set out on page 154. This report sets out how the Board and its Committees work within the governance framework and corporate governance guidelines.

The Board has eight scheduled Board meetings each year. Strategy is reviewed regularly at these meetings and there is normally a day and a half offsite meeting to consider and approve the Group’s strategy for the next year. In addition to the scheduled Board meetings in 2008, 23 additional Board meetings were held during the year. The purpose of these meetings was to discuss the difficult market conditions that existed during the year and in particular the three equity capital raising transactions that were undertaken: the £4.5bn Placing and Open Offer in July (the ‘Open Offer’), the £701m Placing in September (the ‘Placing’) and the issue of £4.05bn in Mandatorily Convertible Notes, £3bn in Reserve Capital Instruments by Barclays Bank PLC and warrants for new ordinary shares in November (the ‘Capital Raising’). There were 12 Board meetings held in October and November specifically to discuss the Capital Raising. There were also eight meetings of the Board Finance Committee, to which the Board delegated authority to approve certain aspects of the capital raising transactions and the acquisition of Lehman Brothers North American businesses. The Board Finance Committee comprises the Group Chairman, the Group Chief Executive and at least two independent non-executive Directors, typically the Deputy Chairman and Senior Independent Director.

These additional Board meetings, which were called at short notice, had attendance of 78% for the Open Offer (May-July 2008), 85% for the acquisition of the Lehman Brothers North American businesses (September 2008) and 90% for the Capital Raising (October-November 2008). Attendance at the Board Finance Committee was 100%. Those Directors who were unable to attend any meeting were briefed separately on the discussions at the meetings and their views were sought.

We arrange scheduled Board and Committee meetings at least a year in advance. All Directors are expected to attend each meeting and the attendance at scheduled Board meetings is set out on page 149. All Directors are provided with background papers and relevant information in advance of each meeting. If a Director is unable to attend a meeting because of exceptional circumstances, he or she will still receive the supporting papers and will usually discuss with the Chairman of the meeting any matters they wish to raise to ensure their views are given due consideration. The Group Chairman usually meets with the non-executive Directors, without the executive Directors or any senior management present, ahead of each scheduled Board meeting to brief them on the business of the meeting. These meetings give the non-executive Directors an opportunity to advise the Chairman if they have any particular questions they wish to raise. The Group Chairman, Group Chief Executive and Company Secretary are always available for the Directors to discuss any issues relating to the Board meetings or other matters. In 2008, all Directors contributed the appropriate amount of time needed to fulfil their responsibilities. Reasons for non-attendance are generally prior business, personal commitments or illness. Given market conditions in 2008, several meetings had to be rearranged at short notice and it was not always possible for all Directors to attend on the revised date.

The Group Chairman and the Company Secretary work together to make sure that the information communicated to the Board is accurate, timely and clear. This applies in advance of regular, scheduled Board meetings and in exceptional circumstances between those meetings. Timely communication of information was particularly important this year, given the need for the Board to respond to rapidly changing circumstances. Directors also have secure access to electronic copies of meeting papers and other key documents via a dedicated Directors’ intranet, which includes past and current Board and Committee papers, reports, minutes, press coverage, analyst reports and material from briefing sessions. The services of the Company Secretary and his team are available to all Directors. Directors may also take independent professional advice on request, at the Company’s expense.

The Board

Role of the Board

Directors are required, by UK company law, to act in a way they consider, in good faith, would promote the success of Barclays for the benefit of the shareholders as a whole. In doing so, the Directors must have regard (amongst other matters) to:

–	the likely consequences of any decision in the long term;

–	the interests of Barclays employees;

144	Barclays Annual Report 2008

–	the need to foster Barclays business relationships with suppliers, customers and others;

–	the impact of Barclays operations on the community and the environment;

–	the desirability of Barclays maintaining a reputation for high standards of business conduct; and

–	the need to act fairly as between shareholders of Barclays.

The role and responsibilities of the Barclays Board are set out in ‘Corporate Governance in Barclays’, which is available on our website at www.aboutbarclays.com.

The duties of Directors, described above, form part of their role and responsibilities. The Board is responsible to shareholders for creating and delivering sustainable shareholder value. In order to achieve this it must establish the objectives and policies of the Group that will deliver long-term value. The Board sets the overall strategic direction and ensures it is delivered within an appropriate framework of reward, incentive and control.

Another key responsibility of the Board is to ensure that management maintains a system of internal control that provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. The Board considers the Group’s business and reputation and ensures that the controls in place are appropriate to the materiality of financial and other risks and the relative costs and benefits of implementing specific controls.

The Board has its powers set out in a formal schedule of matters reserved for the Board’s decision. A summary of the matters reserved for the Board is set out opposite. These are matters that are significant to the Group as a whole because of their strategic, financial or reputational implications or consequences. The Schedule of Matters Reserved to the Board was reviewed and updated during 2008 to ensure it remains appropriate.

Figure 1 illustrates how the Board spent its time at the scheduled Board meetings during 2008.

Activities in 2008

Typically, at each meeting, the Group Chief Executive and Group Finance Director report to the Board and one or two of the main businesses or functions also presents an update on the progress of implementing the strategy. The Board also receives reports from each of the principal Board Committees and may also receive reports from the Company Secretary on any relevant corporate governance matters.

Summary of Matters Reserved to the Board

–   Approval of the Group’s strategy, Medium-Term and Short-Term Plans and Risk Appetite

–   Monitoring delivery of the strategy and performance against plan

–   Changes relating to capital structure or status as a PLC

–   Approval of annual Capital Plan

–   Approval of interim and final financial statements, dividends and any significant change in accounting policies or practices

–   Authorisation of Directors’ conflicts or possible conflicts of interest

–   Appointment (or removal) of Company Secretary

–   Any share dividend alternative

–   Remuneration of auditors and recommendations for appointment or removal of auditors

–   Approval of all circulars, prospectuses and significant press releases

–   Principal regulatory filings with stock exchanges

–   Board appointments and removals

–   Role profiles of key positions on the Board

–   Terms of reference and membership of Board Committees

–   Major acquisitions, mergers or disposals

–   Major capital investments and projects

–   Approval of the framework for determining the policy and specific remuneration of executive Directors

–   Approval of Chairman and non-executive Director remuneration

–   Major changes in employee share schemes

–   Approval of Board and Board Committees performance evaluation process

–   Determination of independence of non-executive Directors

–   Approval of corporate governance framework

–   Approval of division of responsibilities between the Group Chairman and Group Chief Executive

–   Rules and procedures for dealing in Barclays securities

Barclays Annual Report 2008	145

Corporate governance

Corporate governance report

The Board allocated its time at scheduled Board meetings during 2008 as follows:

–	received reports from the Group Chief Executive on strategic progress, matters considered by the Executive Committee and competitor activity;

–	received reports from the Group Finance Director on the financial position of the Group, which included capital management and liquidity updates throughout 2008;

–	received reports from each of the Board Committees;

–	received reports from the Group Risk Director on risk management and from the Group General Counsel on legal risk;

–

received reports from businesses or functions on progress against strategy, including Barclays Wealth, Barclays Capital, Barclaycard, Brand & Marketing, UK Retail Banking, Investment Banking and Investment Management in Asia Pacific and GRCB – Emerging Markets;

–	approved the full year and half-year results for the Group;

–	received a report on the effectiveness of the Board following the performance review;

–	received reports on peer group comparisons of results following the release of preliminary and half-year results;

–	received reports on governance issues and updates on the changes in company law;

–	approved the revised fees recommended for non-executive Directors following a benchmarking comparison against our peer group;

–

received external presentations on shareholder sentiment, including institutional perceptions, Group Strategy, Global Retail and Commercial Banking, Investment Banking and Investment Management, performance, capital management and communications;

–	approved the strategy and Risk Appetite for the Group;

–	received reports on franchise health and the Employee Opinion Survey; and

–	received reports on the economic environment.

Adverse market conditions during 2008 led to the Board holding an additional 23 meetings during the year. These additional meetings discussed the impact of market conditions on performance, liquidity, the three capital raisings that were undertaken during the year and the acquisition of Lehman Brothers North American businesses. Ongoing and regular communication with the Board was vital during this period, a principle that had been established during the potential ABN AMRO acquisition in 2007. If the additional meetings relating to the capital raisings are taken into account, the Board spent 33% of its time on capital management.

The capital raising that was announced on 31st October 2008 in response to the new higher capital targets which the FSA set for all UK Banks was the subject of considerable discussion. Seven Board meetings and three Board Finance Committee meetings were held during October to discuss the new requirements and Barclays response. The Board had to take some key decisions during this period, in particular:

–	whether or not to accept government money over the weekend of 11th/12th October 2008;

–	the decision to accelerate the timetable for raising required capital in the light of deteriorating market conditions;

–	the decision not to pursue a rights issue in the light of practical and market constraints; and

–	the decision to proceed with the Capital Raising as announced.

These decisions were only taken by the Board after rigorous discussion and having sought external advice. They were taken in the long-term interests of all shareholders.

Board structure and composition

The roles of the Group Chairman and Group Chief Executive are separate. In line with the recommendations of the Code, there is a strong independent element on the Board and at least half the Board are independent non-executive Directors. At the date of this report, the Board is comprised of the Group Chairman, four executive Directors and 11 non-executive Directors. The balance of the Board is illustrated by Figure 2.

The Group Chairman’s main responsibility is to lead and manage the Board, ensuring that it discharges its legal and regulatory responsibilities effectively and fully. The Board has delegated the responsibility for the day-to-day running of the Group to the Group Chief Executive. The Group Chief Executive in turn leads the executive Directors in making and implementing operational decisions and is responsible for recommending strategy to the Board.

Although the Board of Directors has collective responsibility for the success of the Group, executive Directors are directly responsible for business operations, whereas non-executive Directors are responsible for bringing independent judgement and scrutiny to decisions taken by the Board. The non-executive Directors must satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust. The Board has the benefit of a broad range of skills, knowledge and experience that the non-executive Directors have built up as Directors of other companies or business leaders, in government or in academia. Given the events of 2008 and the continuing uncertainty in the global financial services industry, the Board and, in particular, the Board Corporate Governance and

146	Barclays Annual Report 2008

Nominations Committee, is considering both the appropriate size and skills mix of the Board. As a financial services business, the Board aims to appoint non-executive Directors who have the necessary skills and experience required for a proper understanding of the Group’s activities and associated risks. The Board also aims to have diverse geographical experience represented on the Board and this is illustrated in Figure 3.

The Charter of Expectations, which forms part of ‘Corporate Governance in Barclays’, includes detailed role profiles for each of the main positions on the Board, including that of the Group Chairman, Deputy Chairman, Senior Independent Director and both non-executive and executive Directors. Responsibilities general to all Directors include:

1.	Providing entrepreneurial leadership of the Company, within a framework of prudent and effective controls, which enable risk to be assessed and managed.

2.	Approving the Company’s strategic aims, ensuring that the necessary financial and human resources are in place for the Company to meet its objectives and review management performance.

3.	Setting the Company’s values and standards and ensuring that its obligations to its shareholders and others are understood and met.

In addition, non-executive Directors have a responsibility to constructively challenge and develop proposals on strategy whilst scrutinising the performance of management in meeting the Group’s strategic objectives. Following appropriate challenge and debate, the Board expects to reach clear decisions and to provide a framework of support for the executive Directors in their management of the Group’s business.

The Charter of Expectations, including role profiles for key Board positions, is available from: www.aboutbarclays.com.

Sir Richard Broadbent continued in the role of Senior Independent Director during 2008. The role of the Senior Independent Director is to:

–

Be available to shareholders if they have concerns relating to matters which contact through the normal channels of Group Chairman, Group Chief Executive or Group Finance Director has failed to resolve, or for which such contact is inappropriate.

–

Maintain contact as required with major shareholders to understand their issues and concerns, including attending meetings where necessary with shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns of major shareholders.

–

Meet with the non-executive Directors without the Group Chairman present at least annually and lead the Board in the ongoing monitoring and annual evaluation of the Group Chairman, including communicating results of the evaluation to the Group Chairman.

During the year, Sir Richard Broadbent attended meetings with a number of our institutional shareholders and shareholder bodies to discuss their views on the Group. Sir Richard also received feedback on the Group Chairman’s performance following the annual Board Effectiveness Review and led discussions with the other non-executive Directors and the Group Chief Executive on the Group Chairman’s performance.

Sir Nigel Rudd continued in the role of Deputy Chairman in 2008, providing support to the Group Chairman as required in carrying out his responsibilities.

The Board Corporate Governance and Nominations Committee is responsible for reviewing the structure, composition and balance of the Board and its principal Committees and recommends to the Board the appointment of any new Directors. It is important that the Board is refreshed regularly and the Committee conducts these reviews to ensure that there is an appropriate mix of skills and experience on the Board. Details of the experience and skills of each of the current Directors are set out in their biographies on pages 138 to 139. The length of tenure of the current non-executive Directors is illustrated in Figure 4.

In line with the recommendations of the Code, all Directors usually seek re-election every three years and any Directors appointed during the year seek re-election at the next annual general meeting (AGM). However, for the 2009 AGM, as set out in the Group Chairman’s letter to shareholders dated 18th November 2008, all Directors will be seeking re-election, with the exception of Sir Nigel Rudd and Professor Dame Sandra Dawson, who will be retiring at the conclusion of the AGM. Details are set out in the Notice of Meeting.

External appointments contribute to an executive Director’s ongoing development and experience and executive Directors are permitted to serve on one other listed company board, in addition to their role at Barclays. Other appointments may be taken up with the approval of the Group Chairman. All external appointments are considered in line with the Group’s policy on Directors’ Conflicts of Interest and, if appropriate, each appointment is authorised by the Board. Further details of the Group’s policy on Directors’ Conflicts of Interest are set out on page 148.

Independence of non-executive Directors

The Code sets out circumstances that may be relevant to the Board in determining whether each non-executive Director is independent. Barclays Charter of Expectations sets out specific criteria, which the Board considers are essential behaviours, to assess the independence of each non-executive Director, as follows:

–	provides objective challenge to management;

–	is prepared to challenge other’s assumptions, beliefs or viewpoints as necessary for the good of the organisation;.

–	questions intelligently, debates constructively, challenges rigorously and decides dispassionately;

Barclays Annual Report 2008	147

Corporate governance

Corporate governance report

–	is willing to stand up and defend their own beliefs and viewpoints in order to support the ultimate good of the organisation; and

–	has a good understanding of the organisation’s business and affairs to enable them to properly evaluate the information and responses provided by management.

The Board considers non-executive Director independence on an annual basis, as part of each Director’s performance review.

The Board Corporate Governance and Nominations Committee and subsequently the Board reviewed the independence of non-executive Directors in early 2009 and concluded that each of them continues to demonstrate these essential behaviours. In determining that each of the non-executive Directors remains independent, the Board considered in particular the following:

–	Sir Nigel Rudd has served as a non-executive Director since 1996.

The Code suggests that length of tenure is a factor that should be considered when determining whether a Director continues to be independent. As recommended by the Code, it is our policy that any Director who serves for more than nine years should seek annual re-election by shareholders and that all Directors subject to re-election should undergo a rigorous performance evaluation.

As a result of the annual performance review, the Board concluded that Sir Nigel Rudd continues to demonstrate the essential characteristics of independence expected by the Board. The Board continues to be regularly refreshed and the Board considers Sir Nigel’s length of service, and the resulting experience and knowledge of Barclays he has gained, as being especially valuable. This proved particularly helpful during the difficult market conditions in 2008. Sir Nigel has stood for re-election annually at each AGM since 2005. Sir Nigel will, however, retire at the 2009 AGM and is not seeking re-election.

All Directors must report any changes in their circumstances to the Board and the Board reserves the right to terminate the appointment of a non-executive Director if there are any material changes in their circumstances that may conflict with their commitments as a Barclays Director or that may impact on their independence. Under UK company law, a Director must now seek authorisation before taking up any position with another company that conflicts, or may possibly conflict, with the Company’s interests. Barclays Articles of Association contain provisions to allow the Directors to authorise situations of potential conflicts of interest so that a Director is not in breach of his/her duty under company law. All existing external appointments for each Director were considered and authorised by the Board in September 2008 and additional external appointments have been authorised at subsequent Board meetings following notification to the Company Secretary. Each authorisation is set out in a Conflicts Register. The Board Corporate Governance and Nominations Committee is responsible for conducting an annual review of the Conflicts Register and confirming to the Board that, where relevant, conflicts have been dealt with appropriately, and that the process for dealing with them is operating effectively.

Conflicts of Interest

The following Directors’ Duties on Conflicts of Interest set out in the Companies Act 2006 (the Act) came into force on 1st October 2008:

–  a duty not to accept benefits from third parties;

–  a duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company (situational conflicts); and

–  a duty to disclose any interest in a proposed or existing transaction or arrangement with the company (transactional conflicts).

Barclays Articles of Association were amended at the 2008 AGM to allow the Directors to authorise situational conflicts as permitted by the Act.

It is the responsibility of each Director to comply with the Act and Directors are required to notify Barclays in writing of any new situational or transactional conflicts. They are also required to consider the interests of their connected persons in case they amount to an indirect interest. Details of the potential conflict are submitted to the next Board meeting and the Directors, excluding the Director to whom the potential conflict relates, must carefully consider each potential conflict of interest before it is authorised, if appropriate.

148	Barclays Annual Report 2008

Board and Committee Membership and Attendance

The table below sets out attendance of Directors at Board and Committee meetings in 2008.

	Independent	Scheduled Board	Additional Board	Board Audit Committee	Board HR & Remuneration Committee	Board Corporate Governance & Nominations Committee	Board Risk Committee
Number of meetings held		7	23	10	5	2	4
Group Chairman
Marcus Agius	OA	7	23	–	5	2	–

Executive Directors
John Varley (Group Chief Executive)	ED	7	23	–	–	–	–
Bob Diamond	ED	7	22	–	–	–	–
Gary Hoffman (left the Board 31st August 2008)	ED	5	7	–	–	–	–
Chris Lucas	ED	7	23	–	–	–	–
Frits Seegers	ED	6	20	–	–	–	–

Non-executive Directors
David Booth	I	7	22	–	–	–	4
Sir Richard Broadbent (Senior Independent Director)	I	7	21	–	5	2	4
Leigh Clifford	I	7	13	–	4	–	–
Fulvio Conti	I	7	17	9	–	–	–
Dr Danie Cronjé (left the Board 24th April 2008)	I	2	–	–	–	–	1
Professor Dame Sandra Dawson	I	7	21	10	–	–	–
Sir Andrew Likierman	I	7	18	8	–	–	4
Sir Michael Rake	I	6	21	7	–	–	–
Sir Nigel Rudd (Deputy Chairman)	I	7	20	–	–	2	–
Stephen Russell	I	6	13	10	–	2	3
Sir John Sunderland	I	7	20	–	4	1	–
Patience Wheatcroft	I	7	22	–	–	–	–

Key

OA	Independent on appointment

ED	Executive Director

I	Independent non-executive Director

Board Committees

Certain responsibilities of the Board are delegated to Board Committees to assist the Board in carrying out its functions and to ensure independent oversight of internal control and risk management. Membership of Board Committees is recommended to the Board by the Board Corporate Governance and Nominations Committee, which reviews Committee composition and balance regularly to ensure the Committees are refreshed. All members of principal Board Committees are non-executive Directors, although the Chairman is a member of the Board HR and Remuneration Committee. Each Board Committee’s terms of reference set out the specific matters for which delegated authority has been given. These terms of reference, which are available on our website, are reviewed annually.

The Board has delegated authority to four principal Board Committees:

–	Board Audit Committee

–	Board Risk Committee

–	Board Corporate Governance and Nominations Committee

–	Board HR and Remuneration Committee

The number of meetings held and attendance at the Committee meetings is set out above in ‘Board and Committee Membership and Attendance’. The activities of the Board Committees are set out on the pages 149 to 154.

The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: www.aboutbarclays.com.

Board Audit Committee

Stephen Russell (Chairman)

Fulvio Conti

Professor Dame Sandra Dawson

Sir Andrew Likierman

Sir Michael Rake

Secretary: Lawrence Dickinson

The Board Audit Committee terms of reference are available from the Corporate Governance section at: www.aboutbarclays.com.

In addition to the members of the Committee, there are a number of regular attendees at each meeting. The Group Chief Executive, Group Finance Director, Barclays Internal Audit Director, Group Risk Director, Group General Counsel and the lead external audit partner normally attend all scheduled Board Audit Committees. The Board Audit Committee members usually meet privately before each meeting to raise any concerns with the Chairman of the meeting and they also meet with the external auditors and the Barclays Internal Audit Director, without management present, at the end of most Committee meetings. Sir Andrew Likierman continues to fulfil his role as the ‘financial expert’ as defined by the US Sarbanes-Oxley Act of 2002 and, as a result of his accountancy background and his career with HM Treasury, has ‘recent and relevant financial experience’ as recommended by the Code. Sir Michael Rake will succeed Stephen Russell as Chairman of the Committee in March 2009. Sir Michael has significant audit experience having worked at KPMG from 1972-2007 where he was Chairman of KPMG International from 2002-2007.

Barclays Annual Report 2008	149

Corporate governance

Corporate governance report

Activities in 2008

Figure 5 illustrates how the Committee allocated its time in 2008. During 2008, the Committee:

–	considered the information it would require during the coming year to enable it to discharge its responsibilities;

–	considered the significant changes in financial markets and economic conditions and the impact on the areas of focus for the Committee;

–	reviewed the Annual Report and Accounts and half-year Results and Interim Management Statements;

–	reviewed in detail the valuations of Barclays Capital’s credit market exposures, reviewing mark-to-market valuations and accounting for derivatives and assessing the overall quality of earnings;

–	reviewed the Group’s accounting policies and, in particular, the accounting for leveraged loans;

–	considered control issues of Group level significance for different areas of the business;

–

received reports on the control environment in each of the following businesses or functions: Barclays Wealth, Barclays Commercial Bank, Western Europe, Global Retail and Commercial Banking IT, Barclaycard, Global Payments, Emerging Markets, BGI, Absa and Barclays Capital;

–	reviewed the effectiveness and independence of the Group statutory auditor;

–	approved the re-appointment, remuneration and engagement letter of the Group statutory auditor;

–	considered the provision of non-audit services by the Group statutory auditor – more details can be found in the box on page 151;

–	received reports from the external and internal auditors;

–	monitored the performance of the Internal Audit function;

–	reviewed the Global Internal Audit Plan;

–	reviewed the internal control and risk management systems;

Board Audit Committee Chairman’s Statement

We held ten meetings in 2008 and an overview of how we used our meetings is set out below.

Our areas of focus in 2008 were dominated by the continuing disruption to the credit markets and financial services sector as a whole. In early 2008, we held a separate session of the Committee on accounting for and valuation of derivatives and complex financial instruments and also reviewed the Group’s valuation methodology for these instruments. The latter comprises trading desk evaluation supported by independent price testing and benchmarking, followed by a review by Finance and Risk and by the external auditor.

When considering the Group’s preliminary and half-year results and interim management statements, we spent a significant amount of time reviewing the disclosures around and the fair value of Barclays Capital’s credit markets exposures, including asset backed securities and leveraged credit positions. As part of the approval of each results statement, we reviewed the fair value of the credit market exposures and the form and content of the disclosures. The review of the credit market exposure valuations included a review of marks by key asset categories, movements in exposures (including sales/paydowns) and a review of underlying collateral by vintage and rating. The Committee received at both the half-year and year-end and before each Interim Management Statement a specific presentation from Barclays Capital’s Chief Operating Officer and discussed the valuations with the Group Finance Director, Group Risk Director and, importantly, the Group’s external auditors. Reassurance was sought from independent Group control functions such as Risk and Finance, and the external auditors, that the individual marks were appropriate. The Committee was reassured that there were no significant variations between the prices at which assets were sold and the underlying marks. The Committee was content that the markets and models to which the valuations are marked are sufficiently robust to enable reliable and relevant valuations to be determined.

We also reviewed the controls around Barclays Capital’s complex financial instruments, as well as reviewing the overall control environment at Barclays Capital. The Committee has sought to learn lessons from events at our peers, receiving reports on the circumstances surrounding losses experienced at Société Générale and UBS. We discussed the overall impact of market conditions and the challenging financial markets on the remit of the Committee and this will help shape our agenda for 2009.

In the second half of the year, as the financial crisis started to evolve into a global economic downturn, the Committee directed increasing attention at the deepening economic downturn, reviewing the key controls by which consequent risk can be managed. As a result, impairment measurement, fraud controls, collections activities and day-to-day credit controls and security documentation are receiving increased scrutiny from the Committee. During the year we also received additional presentations and reports on the impact of the acquisition of the Lehman Brothers North

American businesses in September 2008, including an initial assessment of the risks and controls in that business and a report on the impact of the acquisition on financial reporting. In reviewing the Internal Audit Plan for 2009, we also challenged management to make sure that the Internal Audit function is appropriately resourced for the challenges ahead and is directing its attention on areas likely to come under pressure in the expected downturn.

Impairment numbers continue to be closely reviewed by the Committee. It reviews a paper prepared by the Risk function, which examines impairment on a business-by-business basis. It examines closely any amendments or overrides to models, compares trends and impairment levels with peers and seeks independent reassurance from the external auditor.

Our reviews of the control environment in each of our businesses in 2008 continued to focus on those areas where the Group’s business is expanding or which are deemed to be higher risk, including Emerging Markets. We also reviewed the controls around our key regulatory programmes, in particular, Sarbanes-Oxley and Basel II, and received regular reports on Sanctions compliance and Know Your Customer and Anti-Money Laundering controls.

The internal and external auditors are evaluated annually. Feedback on both is sought from key stakeholders in the Group via questionnaires with the results being presented to and discussed by the Committee. The Committee is satisfied with the performance of both auditors. During 2009, an external assessment of the internal audit function will be undertaken. The Committee has recommended to the Board and to shareholders that PwC should be re-appointed as the Group’s auditors at the AGM on 23rd April 2009. We are fully satisfied that PwC provides effective, independent challenge to management, which has been crucial in the current difficult environment, and has provided valued support to the Committee in the advice given and the clarity of their briefings and reports. The feedback received from other stakeholders through the annual evaluation exercise has been positive.

As Chairman of the Committee, I have liaised as appropriate with the Chairman of the Board HR and Remuneration Committee, particularly to draw attention to any specific aspects of the Group’s results which I feel he ought to be aware of when determining appropriate levels of compensation.

The Committee can confirm that it received sufficient, reliable and timely information from management to enable it to fulfil its responsibilities.

Stephen Russell

Chairman of the Board Audit Committee

5th March 2009

150	Barclays Annual Report 2008

–	considered the effectiveness of the Group’s internal controls over financial reporting;

–	received regular reports on ‘Raising Concerns’, including whistleblowing;

–	considered the Fraud Risk Control Framework; and

–	reviewed its Terms of Reference to satisfy itself that they enable the Committee to fulfill its responsibilities.

The Committee also received regular updates during 2008 on:

–	Basel II

–	MiFID

–	Sarbanes-Oxley

–	Sanctions compliance

In February 2009, the Committee reviewed its activities in 2008 against its terms of reference and concluded that it had discharged the responsibilities delegated to it under those terms of reference.

Approval of financial statements

Barclays has a strong governance process in place to support its framework of disclosure controls and procedures. That process, in which the Board Audit Committee plays a key role, is illustrated in Figure 6.

The Legal and Technical Review Committee is an accounting, legal and regulatory compliance committee, which is responsible for reviewing the Group’s financial reports and disclosures to ensure that they have been subject to adequate verification and comply with legal and technical requirements. Meetings are attended by the Group’s auditors and US lawyers. The membership of the Disclosure Committee and its role is set out on page 154. The membership of the Executive Committee and its role is set out on pages 153 and 154.

This governance process is in place to ensure both management and the Board are given sufficient opportunity to review and challenge the Group’s financial statements and other significant disclosures before they are made public. It also provides assurance for the Group Chief Executive and Group Finance Director when providing certifications as required under the Sarbanes-Oxley Act 2002 and recommended by the Turnbull Guidance on Internal Control. Further details of the Group’s system of internal control and an assessment of its effectiveness may be found on page 173.

Non-Audit Services Policy

The Committee takes seriously its responsibility to put in place safeguards to auditor objectivity and independence. It has therefore established a policy on the provision of services by the Group’s statutory auditor. The Policy describes the circumstances in which the auditor may be permitted to undertake non-audit work for the Group. The Committee oversees compliance with the Policy and considers and approves requests to use the auditor for non-audit work. Allowable services are pre-approved up to £100,000, or £10,000 in the case of certain taxation services. The Company Secretary and his team deal with day-to-day administration of the Policy, facilitating requests for approval by the Committee. The Committee receives a report at each meeting on the non-audit services provided by the auditor and the Policy is reviewed by the Committee annually. Details of the services that are prohibited and allowed are set out below.

Services that are prohibited include:

–  bookkeeping

–  design and implementation of financial information systems

–  appraisal or valuation services

–  actuarial services

–  internal audit outsourcing

–  management and Human Resource functions

–  broker or dealer, investment adviser or investment banking services

–  legal, expert and tax services involving advocacy

Allowable services that the Committee will consider for approval include:

–  statutory and regulatory audit services and regulatory non-audit services

–  other attest and assurance services

–  accountancy advice and training

–  risk management and controls advice

–  transaction support

–  taxation services

–  business support and recoveries

–  translation services

Barclays Annual Report 2008	151

Corporate governance

Corporate governance report

Board Risk Committee

Sir Richard Broadbent (Chairman)

David Booth

Dr Danie Cronjé (to 24th April 2008)

Sir Andrew Likierman

Stephen Russell

Secretary: Lawrence Dickinson

The Board Risk Committee terms of reference are available from the Corporate Governance section at: www.aboutbarclays.com.

In addition to the Members of the Committee, all meetings are usually attended by the Group Finance Director and Group Risk Director. Barclays Internal Audit Director, Group General Counsel and Barclays external auditor, as well as other senior executives, also attend meetings of the Board Risk Committee, where appropriate.

The Board recognises that risk is a key parameter for the business.

The Board Risk Committee provides monitoring and oversight of all Barclays risk activities. During 2008, the Committee received presentations and updates on key aspects of the external market conditions to ensure it was able to maintain an appropriate level of oversight and report effectively to the Board.

Activities in 2008

The Committee met four times in 2008 and Figure 7 shows how the Committee allocated its time at those meetings. During 2008, the Committee:

–

received regular reports on, and considered, Risk Appetite and the Group’s risk profile, including key indicators for Risk Appetite, Group Impairment, Retail Credit Risk, Wholesale Credit Risk, Market Risk, Financial Crime, Operational Risk and Economic Capital;

–

reviewed at each meeting updates on asset backed securities and leveraged credit markets, including the Group’s exposures to sub-prime and Alt-A markets, monoline insurers and leveraged loan underwriting positions;

–	reviewed updates on liquidity risk;

–	reviewed risk trends and risk management in GRCB – Emerging Markets and South Africa;

–	received regular Forward Risk Trends reports, which set out the internal and external indicators that are showing signs of strain;

–	reviewed the internal control framework;

–

examined the risk control framework, and approved Group policies including the trading book policy, large exposures policy, liquidity policy, retail and wholesale credit impairment policies and the Group’s principal risks policy;

–	reviewed Group-wide stress testing scenarios and results;

–	reviewed in greater detail the process around setting annual Risk Appetite to establish the effectiveness of the process in responding to significant changes in economic and market conditions;

–	reviewed the programme of actions being taken Group-wide to mitigate risk in view of deteriorating economic conditions in our major markets, such as the UK, US, South Africa and Spain;

–	reviewed the Risk Appetite for the Group for 2009 and made recommendations to the Board; and.

–	received updates on Basel II.

Board Risk Committee Chairman’s Statement

2008 was a challenging year for risk management and this was reflected in the work of the Committee, which is detailed below. Particular areas worthy of note were:

–  The Committee monitored the Group’s sub-prime exposures throughout the year. The reduction in limits and scale of the sub-prime business in 2007 reduced the impact of the crisis, although substantial write-downs were still required during 2008, reflecting a further deterioration in the markets and underlying performance of the assets.

–  The Committee also monitored the Group’s exposure to other areas affected by the crisis, including other asset-backed securities, commercial mortgages and monoline insurers.

–  The Committee reviewed and compared the write-downs being taken in the sub-prime and related areas with those being taken by the industry.

–  The Committee monitored carefully the Group’s overall risk exposure in the light of the anticipated worsening in economic conditions and reviewed management plans to manage and mitigate the effects of the expected downturn in multiple markets.

–  The Committee also monitored the capital position throughout the year relative to regulatory requirements and the Group’s overall risk appetite. Several steps were taken throughout the year to strengthen the capital base prior to the events of October 2008 when the regulator changed the capital requirements for banks, requiring a further and substantial capital raising.

–  The Committee played an active role in informing Board debate about Risk Appetite and capital planning for 2009.

Sir Richard Broadbent
Chairman of the Board Risk Committee
5th March 2009

In March 2009, the Committee will review its activities in 2008 against its terms of reference.

More information on risk management and the internal control framework can be found in the Risk management report on pages 57 to 136.

152	Barclays Annual Report 2008

Board Corporate Governance and

Nominations Committee

Marcus Agius (Chairman)

Sir Richard Broadbent

Sir Nigel Rudd

Stephen Russell

Sir John Sunderland

Secretary: Lawrence Dickinson

The Board Corporate Governance and Nominations Committee terms of reference are available from the Corporate Governance section at: www.aboutbarclays.com.

The meetings are also attended by the Group Chief Executive.

Activities in 2008

Figure 8 shows how the Committee allocated its time at its meetings in 2008. During 2008, the Committee:

–	reviewed Board and Board Committee composition to ensure the right mix of skills and experience are present;

–	monitored the progress of the action plan arising from the 2007 Board Effectiveness Review and oversaw the conduct of the 2008 Board Effectiveness Review;

–	reviewed the corporate governance disclosures for the 2007 Annual Report and considered the proposed disclosures for 2008;

–	reviewed and updated Corporate Governance in Barclays and the Charter of Expectations; and

–	reviewed succession plans for the Executive Committee and the position of Group Chief Executive.

The Committee also received updates on:

–	the status of the Companies Act 2006 and, in particular, the new statutory statement of Directors’ Duties on Conflicts of Interest.

During 2008, the Committee reviewed the composition of the Board and its principal Committees at each of its meetings. Following those deliberations, the Committee recommended to the Board that Sir Michael Rake succeed Stephen Russell as Chairman of the Board Audit Committee with effect from March 2009. No new Directors were appointed to the Board during 2008, other than Sir Michael Rake and Patience Wheatcroft, who joined the Board with effect from 1st January 2008.

Given that Sir Nigel Rudd and Professor Dame Sandra Dawson will be retiring from the Board at the 2009 AGM and Stephen Russell will be retiring in October 2009 on completion of nine years’ service, the Committee also discussed both Board size and future Board composition and, in particular, given the continuing crisis in the world financial services industry, the type of skills and experience required in new non-executive Directors.

In early 2009, the Committee concluded that a non-executive Director with experience of institutional fund management should be sought and, with the assistance of external search consultants, Simon Fraser was identified as a candidate with the desired experience. He met with members of the Board Corporate Governance & Nominations Committee and his appointment was recommended to the Board, who approved his appointment as a Director. Simon will join the Board on 10th March 2009, subject to regulatory approvals.

Pursuant to an agreement entered into between Barclays and China Development Bank (CDB) in August 2007 for the subscription of Barclays ordinary shares, CDB retain the right to nominate a non-executive Director to the Board of Barclays but did not take up this right during 2008.

In January 2009, the Committee reviewed its activities in 2008 against its terms of reference and concluded that it had discharged the responsibilities delegated to it under those terms of reference.

Board HR and Remuneration Committee

Sir Richard Broadbent (Chairman)

Marcus Agius

Leigh Clifford

Sir John Sunderland

Secretary: Patrick Gonsalves

The Board HR and Remuneration Committee terms of reference are available from the Corporate Governance section at: www.aboutbarclays.com

Additional information on the role and activities of the Committee can be found in the Remuneration Report on pages 157 to 173, including the Group’s revised philosophy on remuneration, an explanation of the Group’s remuneration arrangements and a description of the framework for future decisions in this area.

Activities in 2008

Figure 9 shows how the Committee allocated its time at its meetings in 2008. The Committee held additional meetings in November 2008 and January 2009, as a result of the rapidly changing economic environment and the intense scrutiny from regulators and other interested parties that the issue of remuneration has received.

During 2008 the Committee:

–	continued to review the compensation frameworks in place for each area of the Group;

–	reviewed executive compensation;

–	reviewed the Group’s approach to remuneration in light of market conditions;

–	approved the Pensions Strategy and other pension matters;

–	reviewed global staff benefits;

–	monitored the implementation of the talent agenda;

–	reviewed the Group’s Health and Safety and Diversity and Inclusion performance;

–	considered incentive funding for 2008 for each main business area;

–	reviewed, current and future, Group and business long-term incentive arrangements; and

–	held discussions with external advisers to the Committee on a range of issues, including obtaining market data on remuneration levels in specified markets.

The Committee received valuable support and advice from its independent advisers, Towers Perrin MGMC and Kepler Associates.

Management

Executive Committee

Under the leadership of the Group Chief Executive, the executive Directors are responsible for managing the Group’s business and making and executing operational decisions. The Executive Committee supports the Group Chief Executive and it meets every fortnight to discuss strategy development and policies to recommend to the Board. The Executive Committee is also responsible for implementing approved strategy and is supported by other Committees, including the Disclosure Committee.

Barclays Annual Report 2008	153

Corporate governance

Corporate governance report

Executive Committee

John Varley (Chairman)

Bob Diamond

Chris Lucas

Frits Seegers

Disclosure Committee

The Disclosure Committee is chaired by Chris Lucas, the Group Finance Director. Members include the Company Secretary, Group General Counsel, Director, Investor Relations, Group Risk Director, Barclays Corporate Affairs Director, Group Financial Controller and Barclays Treasurer. The Committee:

–	considers and reviews the preliminary and half-year results, Annual Report/Annual Report on Form 20F and the Annual Review; and

–	considers Interim Management Statements released to the Stock Exchange.

The Committee also considers the content, accuracy and tone of significant other announcements that are proposed to be made in accordance with the FSA’s Disclosure and Transparency Rules.

The Committee reports to the Executive Committee and also reports to the Board Audit Committee, documenting its conclusions about the effectiveness of the design and operation of the disclosure controls and procedures. This forms part of the combined assurance given to the

Board Audit Committee together with the report on the Turnbull Review of Internal Controls recommended by the Code.

Board Effectiveness

Performance Review

The Code recommends that an evaluation of the effectiveness of the Board and its Committees is conducted annually. The evaluation in 2007 was independently facilitated by Egon Zehnder International. All Directors were sent a questionnaire to complete and return to Egon Zehnder International and these were discussed in individual interviews, which included peer review. The following actions were agreed for 2008:

–	minor enhancements around the form and content of Board papers and presentations; and

–	refining the Board calendar of business.

The 2008 evaluation was again independently facilitated by Egon Zehnder International and took the form of detailed questionnaires, which were completed by each Director, individual interviews and peer evaluation of fellow Directors. As in previous years, the evaluation covered the following areas:

–	Group performance;

–	Strategy and performance objectives;

–	Reporting to shareholders/stakeholders;

–	Structure, people, succession planning and remuneration;

–	Decision-making process;

–	Information flows;

–	Board structure and composition;

–	Board roles and responsibilities;

–	Board and Management relationships;

–	Board meetings; and

–	Board Committees.

The results of the evaluation were presented to the Board in December 2008. The results from the overall review showed a continuation of the five-year trend of improving scores and the Board concluded that the Board and the principal Board Committees continue to operate effectively in terms of communication, information flows and Directors’ participation and engagement, particularly during the period of difficult market conditions in 2008. The Directors recognised however, and were disappointed, that Group performance has not met shareholder expectations and acknowledged that they are accountable to shareholders for their stewardship of the Group during the exceptional events of 2008.

From the results of the 2008 evaluation, action points and issues that were discussed included:

–

continued focus on the Board’s calendar of business to ensure that non-critical items are removed or kept to a minimum, thereby ensuring that sufficient time can be allocated to items fundamental to the success of the Group;

–	refinements to the Board’s calendar of business, including additional time to be spent on items such as compensation strategy and succession planning;

–	the overall size and composition of the Board; and

–	refinements to the process for evaluating the performance of individual Directors.

The Board Corporate Governance and Nominations Committee has agreed an action plan to progress improvements in 2009.

In terms of individual Director performance, the Group Chairman held private meetings with non-executive Directors in early 2009 so that individual and general results could be discussed. Development plans relating to their own individual performance were agreed. The Senior Independent Director met privately with the other non-executive Directors and the Group Chief Executive to discuss feedback he received on the Group Chairman’s performance. These results were then shared with the Group Chairman.

Director Development and Business Awareness

A comprehensive development and awareness programme is in place for Directors. This comprises:

–	an induction programme, when they join the Board;

–	briefings on the business of Barclays; and

–	briefings on external technical matters.

Induction

All new Directors receive an induction presentation, which explains their responsibilities as a Director of a global, listed company and provides an overview of the Group and its businesses. An information pack, that gives details of the disclosures that Directors are obliged to make to the Company to comply with various laws and regulations, is also provided to each new Director. A personal induction programme is scheduled with each new Director so that they can further acquaint themselves with the Group and its businesses. Each new Director attends sessions with each of the executive Directors and the heads of the main Group functions, which includes opportunities to visit operational sites to meet with senior management and employees. The second part of their induction programme includes additional sessions with the executive Directors and senior managers from each of the Group’s main business units to provide the new Director with detailed and in-depth understanding of those businesses. The sessions focus on the challenges, opportunities and risks that are faced by each business unit. Sir Michael Rake and Patience Wheatcroft undertook their induction programmes during 2008.

In 2008, non-executive Directors were asked to complete a questionnaire and give feedback on topics on which they would like to receive additional briefings. Two in-depth briefing sessions were arranged during 2008 on impairment recognition and forecasting and on Barclays Capital’s traded products, including asset-backed securities, credit default swaps and collateralised debt obligations.

The Board and the Board Audit and Board Risk Committees received further briefings to ensure they were kept up to date with the changing global economic conditions, including updates on capital management, presentations on asset-backed securities and liquidity risk, mark-to-market valuations and briefing material to support the various capital raising proposals and acquisition of the Lehman Brothers North American businesses.

Barclays businesses and operations

During 2008, one Board meeting was held off-site. The Board met in China in September and received presentations on the economic and political outlook in China and met key Barclays staff working in the Asia-Pacific region.

154	Barclays Annual Report 2008

Group Chief Executive, John Varley, helped to launch UK National Branch Week by visiting the Coventry High Street branch. During the course of the week, around 400 senior executives from the Group went back to the floor to experience first hand the successes and challenges colleagues in the branches are facing. Each day had a theme including raising the profile of Barclays product range, employee benefits, the importance of customer service, personal development and charity fundraising. A number of Directors participated and worked alongside cashiers, personal bankers and co-ordinators for the day.

John Varley also spent time giving presentations to colleagues on the Group’s capital raising proposals. He kept colleagues up to date on how market conditions were affecting Barclays and the decisions the Board was taking in respect of the capital raising options that were available. All colleagues were invited to attend the presentations in person or via conference call and John Varley answered questions raised by colleagues from around the world.

External matters

Directors are regularly briefed on market opinion and receive copies of analyst research and press commentary. Further briefing material on market conditions was sent to Directors during 2008 and Directors continue to receive relevant publications to keep them up to date with changing market opinion. Directors are invited to attend results presentations to meet with analysts and investors to enhance their awareness of market sentiment.

Statement on US Corporate Governance Standards

The statement required by NYSE is set out below.

Director independence

NYSE Rules require the majority of the Board to be independent.

The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain detailed tests for determining whether a Director is independent, whereas the Code requires the Board to determine whether each Director is independent in character and judgement and sets out criteria that may be relevant to that determination. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on pages 147 and 148.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board HR and Remuneration (rather than Compensation) Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board HR and Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We follow the Code recommendation that a majority of the Nominations Committee should be independent non-executive Directors, whereas the NYSE Rules state that the Committee must be composed entirely of independent Directors. We comply with the NYSE Rules regarding the obligation to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act, including the requirements relating to the independence of Committee members. In April 2008, we made an Annual Written Affirmation of our compliance with these requirements to the NYSE. The Code also requires us to have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. We also have a Board Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Corporate Governance and Nominations Committee has developed corporate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE Rules, we have a number of ‘values based’ business conduct and ethics policies which apply to all employees. In addition, we have adopted a Code of Ethics for the Group Chief Executive and senior financial officers as required by the US Securities and Exchange Commission.

Shareholder approval of equity-compensation plans

The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. However, the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Relations with Shareholders

Institutional investors

A key priority for the Board in 2008 was communicating with shareholders, particularly ahead of the General Meeting in November 2008, and also afterwards in order to provide further details to shareholders on the key decision points during the capital raising process. In the normal course of events, the Board aims to keep shareholders up to date and informed about how the Company is performing and its strategy, whilst ensuring that it listens to the opinions of major shareholders and takes their views on board. Executive Directors and senior executives hold group and one to one meetings with major investors to ensure we are communicating effectively. Analyst research notes are distributed to Directors and our corporate brokers provide regular feedback to the Board. The Investor Relations team organise roadshows, seminars, conferences, presentations and other activities that enable the Directors to interact with investors. The Group Chairman, Senior Independent Director and Company Secretary conduct a series of meetings with the corporate governance representatives of our major institutional shareholders ahead of each AGM. Meetings were held with our major institutional shareholders to discuss the capital raising proposals.

Private shareholders

The Board has also tried to keep private shareholders up to date with information about the capital raising proposals during 2008. In June 2008, the Group Chairman sent a letter to shareholders regarding the Open Offer, which took place in July. Personalised forms were also sent to shareholders with a question and answer booklet to help explain the details of the Open Offer and how to complete the forms. Further documents were available on the Group’s website and sent to shareholders on request. In November, the Group Chairman sent a letter to shareholders and Notice of General Meeting, which set out the details of the Capital Raising that required shareholder approval. A follow-up letter was also sent to shareholders to inform them of developments and to advise shareholders that all Directors would offer themselves for re-election at the 2009 AGM and that the executive Directors had all agreed to waive their bonus for 2008. An open letter to shareholders, clients, customers and colleagues from the Group Chairman and Group Chief Executive was released to the London Stock Exchange on 26th January 2009 ahead of the publication of the annual results announcement on 9th February 2009.

The change in the law that allows us to communicate electronically with shareholders has enabled us to use less paper, which benefits the environment and lowers distribution costs for the Group. All shareholder documents are available electronically as soon as they are published but shareholders can still receive communications in paper format if they wish. This year we will continue to post the Annual Review, Notice of Meeting and proxy forms to all shareholders.

We encourage shareholders to hold their shares in Barclays Sharestore, where shares are held electronically in a cost-effective and secure environment. Shareholders can use our e-view service to receive their shareholder documents electronically and they can also use this service to get immediate access to information relating to their personal shareholding and dividend history. E-view participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically.

Barclays Annual Report 2008	155

Corporate governance

Corporate governance report

Annual General Meeting/General Meeting

The 2008 AGM was held on 24th April 2008 at The Queen Elizabeth II Conference Centre in London. In accordance with best practice, all resolutions were considered on a poll and the results were made available on our website the same day. 52.9% of the shares in issue were voted and all resolutions were approved. All Directors are encouraged to attend the AGM and are available to answer shareholder questions. All Directors attended the 2008 AGM, with the exception of Dr Danie Cronjé, who was retiring from the Board on that day. A class meeting of ordinary shareholders was also held on 24th April 2008 for shareholders to consider the resolution of the AGM that created new preference share classes. 50.5% of the shares in issue were voted and the resolution was approved by shareholders.

A general meeting (GM) was held on 24th November 2008, at ExCel London, where shareholders were asked to approve resolutions in connection with the Capital Raising proposals. 60.8% of the shares in issue were voted on a poll and all resolutions were approved. The results of the poll were made available on our website on the same day. The Group Chairman, all of the executive Directors and four non-executive Directors, including the Senior Independent Director, Deputy Chairman and Board Audit Committee Chairman, attended the GM.

The 2009 AGM will be held on 23rd April 2009 at The Queen Elizabeth II Conference Centre in London. The Notice of Meeting is enclosed with this Annual Report as a separate document. The resolutions will be considered on a poll and the results will be available on our website on 23rd April 2009.

Signed on behalf of the Board

Marcus Agius

Group Chairman

5th March 2009

156	Barclays Annual Report 2008

Corporate governance

Remuneration Report

Statement from the Chairman of the Board HR and Remuneration Committee

Context

The disruption in the capital markets that commenced in 2007 deepened in 2008 resulting in one of the most challenging years ever for the global financial services sector. As 2008 closed it was clear that the depth of the financial crisis was so severe that a significant global economic downturn was unavoidable. The extent to which remuneration structures may have played a role in contributing to the financial crisis was still being debated and under scrutiny as this statement was written. Whatever outcomes prevail it is certain the remuneration structures will be different in the future.

As a consequence of events, the Committee commenced its deliberations for the 2008 performance year earlier than usual and met more times than is typical. The agenda rapidly developed into two work streams: first, the immediate decisions for 2008; and, second, the long-term shape of remuneration. Work continues on the latter and will extend into 2009. Our guiding principle throughout all decisions has been ‘pay for performance’.

2008

Barclays delivered profit of £6,077m, 14% lower than 2007. Although profitability, on an absolute and relative basis, compares favourably across the sector, several features of performance resulted in a more severe reduction in variable remuneration:

1.	The significant under performance of the share price and the absolute reduction in market capitalisation (£20bn in 2008)

2.	The decision not to pay a final dividend for 2008

3.	The significantly lower absolute performance and weaker earnings in Barclays Capital

The variable pay for the Group reduced 48% relative to 2007. Accountability rests at the most senior levels and key factors relating to executive Directors include:

–	zero annual performance bonus for 2008

–	no salary increases for 2009

–

executive Directors who have long-term performance shares due to be released in 2009 shall agree that these be deferred for a further two years and subject to additional financial performance over that period.

–	the total 2009 long-term awards are 64% lower than last year, with no awards for the Chief Executive and President.

An assessment of Barclays remuneration structures and how well the calibration had worked during this stressed period shows significant alignment with shareholders:

–	the existing long-term performance share plan award cycles (2007/09 and 2008/10) are not expected to vest

–

the cumulative effect of delivering significant proportions of remuneration in Barclays shares (which are typically held on a long- term basis) has resulted in the executive Directors’ share interests decreasing in value by an aggregate of £63m in 2008, which when added to the decrease of £32m in 2007 totals £95m for the two year period

–	the value of employee interests in shares under Barclays employee share plans has decreased over 2007 and 2008 by approximately £2bn.

Future of Remuneration

The Committee commenced a review of remuneration during 2008. The objective of the review was to assess how the pay for performance culture and alignment with shareholders could be strengthened further. As the review advanced it became clear that the mandate ought to be extended to incorporate a broader industry wide review of remuneration. So far the Committee has:

–	revised the remuneration policy (see page 158) to accentuate risk management and the role of behaviours in the determination of remuneration

–	increased the shareholding requirements for executive Directors (from 1x to the higher of 2x times base salary or average total annual cash compensation over the prior three years)

–	announced a new plan in the first quarter of 2009 for approximately 15,000 employees to significantly increase the proportion of remuneration paid over multiple years.

The review is continuing and will address detailed remuneration plans and proposals which will be developed during 2009. The challenge for the industry is to use this period to develop robust remuneration structures that balance commercial enterprise with risk in the interests of all stakeholders.

Barclays will be engaged in extensive dialogue and consultation with shareholders in developing its new proposals. An update on progress will be provided at the AGM.

Report

The following report of the Committee provides further explanation of the current remuneration governance and arrangements for executive Directors and is divided into the following sections:

–	Committee remit, members and advisers

–	Remuneration policy and governance

–	Executive Directors’ remuneration

–	Non-executive Directors’ remuneration

–	Former Directors’ remuneration

–	Share plan descriptions

The Committee unanimously recommends that you vote at the 2009 AGM to approve the Remuneration Report as all Directors will be doing with their own Barclays shares.

On behalf of the Board

Sir Richard Broadbent
Chairman, Board HR and Remuneration Committee
5th March 2009

Barclays Annual Report 2008	157

Corporate governance

Remuneration Report

Board HR and Remuneration Committee remit and membership

The Committee provides governance and strategic oversight of executive and all other employee remuneration, Barclays Human Resource activities and senior management development. The Committee’s terms of reference are available in the Corporate Governance section of the website http://www.aboutbarclays.com. The Committee met formally five times during 2008. After each formal meeting the Chairman of the Committee presented a report to the full Board. A report on the Committee’s activities is set out on page 153 as part of the Corporate Governance Report.

The members of the Committee, are Sir Richard Broadbent (Chairman), Marcus Agius (Group Chairman), Leigh Clifford and Sir John Sunderland.

The non-executive Directors who are Committee members are considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement.

Advisers

The Committee’s work is supported by independent professional advice. The Committee reviews the appointment of advisers each year. Towers Perrin MGMC and Kepler Associates were both re-appointed by the Committee in 2008. Deloitte LLP also advised the Committee. Any potential conflicts of interest the advisers may have are disclosed to the Committee. In addition to advising the Committee, Towers Perrin MGMC provided remuneration benchmarking data and Deloitte LLP and its affiliates also provided remuneration benchmarking data, tax, regulatory, information technology risk, pensions , corporate finance and consulting services to the Barclays Group.

The Group Chief Executive, the Human Resources Director and, as necessary, members of the Executive Committee, also advise the Committee, supported by their teams. No employee of Barclays Group is permitted to participate in discussions or decisions of the Committee relating to their own remuneration.

Remuneration Policy

During the year the Committee revised the Barclays Remuneration Policy. The revised policy is to:

1. Attract and retain those people with the ability, experience and skill to deliver the strategy.

2. Create a direct and recognisable alignment between the rewards and risk exposure of shareholders and employees, particularly executive Directors and senior management.

3. Incentivise employees to deliver sustained performance consistent with strategic goals and appropriate risk management, and to reward success in this.

4. Deliver compensation that is affordable and appropriate in terms of value allocated to shareholders and employees.

5. Encourage behaviour consistent with the principles that guide Barclays business:

i)	Winning together

–	Doing what is right for Barclays, its teams and colleagues, to achieve collective and individual success.

ii)	Best People

–	Developing talented colleagues and differentiating compensation to reflect performance.

–	Doing what is needed to ensure a leading position in the global financial services industry.

iii)	Customer and Client Focus
–	Understanding what customers and clients want and need and then serving them brilliantly.

Executive Directors’ remuneration – alignment of interests with shareholders

Figure 1 shows the aggregate total direct remuneration of the executive Directors for 2007 and 2008 (as shown in Table 1) compared to the indicative fair value movements on the executive Directors’ aggregate share based remuneration and beneficial interests in Barclays shares from 1st January 2007 to 31st December 2008 (as shown in Table 7). The performance of Barclays share price has been shown for context. The chart shows that the executive Directors’ interests have decreased in value by £95m over 2007 and 2008 as a consequence of the movement in Barclays share price.

158	Barclays Annual Report 2008

iv)	Pioneering

–	Driving new ideas, especially those that make Barclays profitable and improve control.

–	Improving operational excellence.

–	Adding diverse skills to stimulate new perspectives and bold steps.

v)	Trusted

–	Acting with the highest levels of integrity to retain the trust of customers, shareholders, other external stakeholders and colleagues.

–	Taking full responsibility for decisions and actions.

–	Reflecting the operation of independent, robust and evidence-based governance and control and complying with relevant legal and regulatory requirements.

The Committee keeps the remuneration policy and arrangements, as detailed in this Report, under review to ensure that Barclays programmes remain competitive and provide appropriate incentive for performance.

Remuneration Policy Governance

To ensure appropriate operation of the remuneration policy, the Committee has established frameworks for the governance of remuneration in the Global Retail and Commercial Banking and Investment Banking and Investment Management businesses and for the Group as a whole. These frameworks will be reviewed in 2009. The current frameworks set out key financial ratios achieved by Barclays and its competitors and have been used by the Committee to inform its decision-making process when approving aggregate remuneration spend, including bonus and long-term incentive expenditure, strategic investment for new hires, and the remuneration arrangements of any employee with annual total remuneration equal to or in excess of £750,000.

For all individual remuneration decisions made by the Committee, including those for executive Directors, the Committee reviews each element of remuneration relative to performance and to the practice of other comparable organisations. Remuneration is benchmarked against the markets in which we compete for talent. This includes benchmarking against other leading international banks and financial services organisations, and other companies of similar size to Barclays in the FTSE 100 Index.

Given the materiality of Barclays pension arrangements, the Committee operates a specific framework for the management of pensions to ensure proper oversight. The Global Retirement Fund Governance Framework is operated to ensure best practice in respect of regulatory compliance, governance, investment and administration. Details of the pension arrangements in place for executive Directors are set out on page 164 and for other employees on page 160.

As required by Part 3 of Schedule 7A of the Companies Act 1985, the Group’s auditors, PricewaterhouseCoopers LLP, have audited the information contained in Tables 1b, 3, 5, 10, 11, 14, 16, 18, 19, 20, 21, 22 and 23 on pages 162 to 168.

Total Shareholder Return

Figure 2 shows the value, at 31st December 2008, of £100 invested in Barclays on 31st December 2003 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is a widely recognised performance comparison for large UK companies and this is why it has been chosen as a comparator to illustrate Barclays TSR. The graph shows that, at the end of 2008, a hypothetical £100 invested in Barclays on 31st December 2003 would have generated a total loss of £59, compared with a gain of £18 if invested in the FTSE 100 Index.

Barclays Annual Report 2008	159

Corporate governance

Remuneration Report

Executive Director’s Pay

Table 1 explains the purpose of each element of remuneration and shows executive Directors’ remuneration for 2008 and 2007.

Base Salaries

The executive Directors will receive no base salary increase in 2009.

Table 2: Base salary

	Base salary at 31st Dec 2008 £000	Base salary at 1st April 2009 £000	Date of previous increase
Executive Directors
John Varley	1,100	1,100	1st April 2008
Robert E Diamond Jr	250	250	1st March 1999
Chris Lucas	650	650	1st April 2008
Frits Seegers	700	700	n/a

Table 1a: Executive Directors’ annual remuneration
Element	Purpose	Delivery	Programme summary	When normally received/ awarded

Salary	To reflect the market value of the individual and their role	– Cash – Monthly – Pensionable	– Reviewed annually, with any increases typically effective on 1st April	Paid in year

Annual performance bonus (cash)	To incentivise the delivery of annual goals at the Group, business division and individual levels	– No more than 75% of annual performance bonus paid in cash – At least 25% recommended as deferred share awards under ESAS – Non-pensionable	– Based on annual business unit performance, performance of the Group as a whole and individual contribution	Normally paid in the following financial year

Total cash	Sub-total of the above

Deferred share award (ESAS)	To align annual performance with shareholder value and increase retention	– At least 25% of annual performance bonus recommended as deferred share awards under ESAS – Non-pensionable

–   Discretionary awards of shares to be deferred for three to five years. No performance condition on release, as a deferred share award

–   20% bonus shares releasable after three years, a further 10% after five years

–   Dividends normally accumulated during deferral period

Normally awarded in the following financial year

Long-term incentive (PSP)	To reward the creation of above median, sustained growth in shareholder value and Economic Profit (EP) performance	– Annual awards of shares that vest after three years, subject to performance conditions – Non-pensionable	– Discretionary awards – Participation reviewed annually – Barclays performance over three years determines the performance shares eligible for release to each individual	Normally awarded in the following financial year

Total direct remuneration	Total of the above

Pension (or cash allowance)	To provide a market competitive post-retirement benefit	– Deferred cash or cash allowance – Monthly	– Non-contributory, defined benefit scheme and/or defined contribution scheme, or cash allowance in lieu of pension contributions	Paid or accrued during year

Other benefits	To provide market competitive benefits	– Benefit in kind, or cash allowance – Non-pensionable	– Benefits include private medical, insurance life and disability cover, accommodation overseas when required for business purposes, use of company owned vehicle or cash equivalent and tax advice	Received during year

Sub-total in accordance with Companies Act 1985	Total of Salary, Annual Cash Bonus, Other Benefits and Pension Cash Allowance

160	Barclays Annual Report 2008

Annual Cash Bonus and Deferred Share Awards

No annual cash bonuses or deferred share awards have been awarded to executive Directors for 2008. The maximum bonus opportunity for executive Directors is normally 250%, but is tailored to the relevant market.

Long-term incentives

PSP Vesting in 2008

The PSP awards made in 2005, due for release in March 2008 lapsed in full as the performance condition was not met.

As disclosed in the 2007 Report and Accounts, in March 2008 Robert E Diamond Jr received a cash payment of £7.425m and an award of shares deferred for one year under ESAS of £7.425m, detailed on pages 162 to 163 from the Retained Incentive Opportunity 2005-2007 in which he participated.

PSP awards due to vest in 2009

For the PSP awards made in relation to the 2006-2008 cycle, the TSR condition was not met and the EP condition was partially met. As a result, awards that are scheduled to vest in March 2009 (at the absolute discretion of the PSP trustee) are due to vest at 1.4 75 times the initial award (maximum is 3 times). This represents approximately 9% of the maximum value of the number of shares that could vest at the share price at award.

After consultation with the Remuneration Committee, the executive Directors intend to write to the PSP trustee to request that it defers the exercise of its discretion to re lease shares to them under the 2006-2008 awards for a further two year period. At the end of that period it is intended that the PSP trustee considers the re lease of the shares, subject to continued employment and a financial performance condition to be agreed and assessed by the Committee.

The maximum number of shares re leasable at the end of the two year period will be 1.475 times the initial award; there will be no opportunity to receive shares in excess of this number (except for any dividend shares that may be awarded at the PSP trustee’s discretion).

Proposed awards in 2009

It is proposed that Chris Lucas and Frits Seegers are awarded a performance share plan award in 2009.

The number of shares awarded to date and the performance conditions relating to each award are set out on pages 162 and 163.

The PSP awards are shown in Table 1b at the fair value of the re commended awards.

Table 1b: Executive Directors’ annual remuneration
	John Varley		Robert E Diamond Jr		Chris Lucas		Frits Seegers
	2008 £000	2007 £000	2008 £000	2007 £000	2008 £000	2007 £000	2008 £000	2007 £000

Salary	1,075	975	250	250	638	450	700	700
Annual performance bonus (cash)	0	1,425	0	6,500	0	450	0	1,313
Total cash	1,075	2,400	250	6,750	638	900	700	2,013
Deferred share award (ESAS)	0	618	0	11,375	0	195	0	569
Fair value of long- term incentive (PSP) award	0	1,200	0	3,000	800	800	1,600	1,600
Total direct remuneration	1,075	4,218	250	21,125	1,438	1,895	2,300	4,182

Pension (or cash allowance)	Member of pension scheme. See page 164	Member of pension scheme. See page 164	Member of pension scheme. See page 164	Member of pension scheme. See page 164	159	113	175	175
Other benefits	23	18	66	14	18	22	27	24
Sub-total in accordance with Companies Act 1985	1,098	2,418	316	6,764	815	1,035	902	2,212

Barclays Annual Report 2008	161

Corporate governance

Remuneration Report

Share Plans

Barclays operates a number of share plans to align the interests of executive Directors with shareholders. The following tables summarise the interests of each executive Director in each plan and the relevant performance conditions for outstanding PSP cycles. The interests shown are the maximum number of shares that may be received under each plan. Executive Directors do not pay for any share plan award.

During 2008, the number of shares under each award or option has been increased in accordance with the rules by 2.68% and option exercise prices per share have been correspondingly reduced to reflect the impact of the capital raising in July. No other adjustments were made for capital raisings during the year.

Summary descriptions of principal share plans operated by Barclays are shown on pages 169-172.

Table 3: Long-term plans and deferred share plans
	Number of shares under award/option 1st January 2008 (maximum)	Awarded in year (maximum)	Market price on award date	Adjusted weighted average exercise price	Number released/ exercised
John Varley
PSP 2005-2007	426,135	–	£5.30	–	–
PSP 2006-2008	461,244	–	£6.75	–	–
PSP 2007-2009	491,130	–	£7.08	–	–
PSP 2008-2010	–	791,208	£4.25	–	–
ISOP	920,000	–	–	£4.29	–
Sharesave	3,638	–	–	£4.70	–
ESAS	344,711	135,715	£4.25	–	(23,214)
Robert E Diamond Jr
PSP 2005-2007	156,249	–	£5.30	–	–
PSP 2006-2008	2,306,208	–	£6.75	–	–
PSP 2007-2009	2,803,548	–	£7.08	–	–
PSP 2008-2010	–	1,978,020	£4.25	–	–
ISOP	560,000	–	–	£4.42	–
ESOS	100,000	–	–	£3.97	–
RIO cash release	–	–	–	–	–
BGI EOP	100,000	–	–	£20.11	–
ESAS	4,863,749	4,131,868	£4.25	–	(2,131,463)
Chris Lucas
PSP 2007-2009	248,730	–	£7.08	–	–
PSP 2008-2010	–	527,472	£4.25	–	–
Sharesave	3,638	–	–	£4.70	–
ESAS	69,091	42,857	£4.25	–	(34,546)
Frits Seegers
PSP 2006-2008	473,184	–	£6.30	–	–
PSP 2007-2009	409,278	–	£7.08	–	–
PSP 2008-2010	–	1,054,944	£4.25	–	–
Sharesave	3,390	–	–	£4.70	–
ESAS	231,383	125,000	£4.25	–	(80,221)

Numbers shown for ESAS above represent provisional allocations that have been awarded. Numbers shown as aggregate ESAS amounts also include shares under option as at 31st December 2008. Nil cost options are normally granted under mandatory ESAS awards at the third anniversary of grant and are exercisable (over initial allocation and two-thirds of bonus shares) typically for two years. The aggregate exercise price of a nil cost option is £1 (further detail is included on page 169). At the fifth anniversary of the provisional allocation the nil cost options normally lapse and the shares under provisional allocation (including bonus shares) are released at the discretion of the ESAS trustee. In 2008, nil cost options were granted to Mr Varley over 91,213 shares. Nil cost options (granted in 2003) lapsed during the year. Mr Varley held 63,447 nil cost options under ESAS as at 1st January 2008, and 146,282 as at 31st December 2008. The first and last exercise dates were 13th March 2006 and 7th March 2010 respectively.

Table 4: Performance conditions attaching to the share plans in which the executive Directors participate

Scheme	Performance period	Performance measure	Target

PSP	2008 -2010	50% of award calibrated against TSR	33% of maximum award released for above median performance (6th place) with 100% released in 1st place and a scaled basis in between

		50% of award calibrated against Cumulative EP over the three year performance period	33% of maximum award released for £6,921m scaled to 100% of maximum award at £8,350m

	2007-2009	50% of award calibrated against TSR	As above

		50% of award calibrated against Cumulative EP over the three year performance period	33% of maximum award released for £7,618m scaled to 100% of maximum award at £8,668m

	2006-2008	50% of award calibrated against TSR	As above

		50% of award calibrated against Cumulative EP over the three year performance period	33% of maximum award released for £5,661m scaled to 100% of maximum award at £7,073m

	2005-2007	100% of award calibrated against TSR	As above

162	Barclays Annual Report 2008

For PSP, at the end of each performance period, independent confirmation is provided to the Committee of the extent to which each performance condition has been met. Relative Total Shareholder Return (TSR) and Cumulative Economic Profit (EP) were selected in 2005 as performance measures to support the Group’s long-term goals.

All awards and releases are recommended by the Committee and are subject to trustee discretion.

The trustees may also release dividend shares to participants which represent accumulated dividends (net of withholding) in respect of shares under award.

During 2008 Barclays highest share price was £5.06 and the lowest was £1.27. The share price at year end was £1.53.

Cash released	Market price on release/ exercise date	Number lapsed in 2008	Adjustment due to open offer	Adjusted number of shares under award/option at 31st December 2008 (maximum)	Vested number of shares under option	Value of release/ exercise	End of three year PSP performance period, or first exercise/ scheduled release date	Last exercise/ scheduled release date

–	–	(426,135)	–	–	–	–	31/12/07	16/06/08
–	–	–	12,360	473,604	–	–	31/12/08	21/03/09
–	–	–	13,164	504,294	–	–	31/12/09	22/03/10
–	–	–	21,204	812,412	–	–	31/12/10	20/03/11
–	–	–	24,655	944,655	944,655	–	18/05/03	22/03/14
–	–	–	97	3,735	–	–	01/11/14	01/05/15
–	£4.56	–	12,255	469,467	–	£0.1m	13/03/06	20/03/13

–	–	(156,249)	–	–	–	–	31/12/07	16/06/08
–	–	–	61,806	2,368,014	–	–	31/12/08	21/03/09
–	–	–	75,138	2,878,686	–	–	31/12/09	22/03/10
–	–	–	53,010	2,031,030	–	–	31/12/10	20/03/11
–	–	–	15,008	575,008	575,008	–	12/03/04	22/03/14
–	–	(100,000)	–	–	–	–	14/08/01	13/08/08
£7.425m	–	–	–	–	–	£7.42m	06/02/08	15/03/08
–	–	–	–	100,000	100,000	–	26/03/07	26/03/14
–	£4.56/£4.57	–	183,958	7,048,112	–	£9.74m	28/02/06	20/03/13

–	–	–	6,666	255,396	–	–	31/12/09	22/03/10
–	–	–	14,136	541,608	–	–	31/12/10	20/03/11
–	–	–	97	3,735	–	–	01/11/14	01/05/15
–	£4.45	–	2,075	79,477	–	£0.16m	31/03/08	20/03/13

–	–	–	12,684	485,868	–	–	31/12/08	04/08/09
–	–	–	10,968	420,246	–	–	31/12/09	22/03/10
–	–	–	28,272	1,083,216	–	–	31/12/10	20/03/11
–	–	–	90	3,480	–	–	01/11/12	01/05/13
–	£2.91	–	9,550	285,712	–	£0.23m	29/06/07	20/03/13

Mr Diamond’s Retained Incentive Opportunity (RIO) reached the end of its performance period on 31st December 2007. Vesting was based on Barclays Capital’s cumulative EP over the three-year performance period (which exceeded the £2bn threshold at which the maximum potential value would vest). This value of the RIO award was awarded 50% in cash and 50% in shares, deferred for one year under ESAS. The ESAS number shown as awarded in the year to

Mr Diamond includes the deferred share element of his Retained Incentive Opportunity (1,631,868 shares). No bonus shares are attributable to this award. The cash release made in the year is also shown in the table above.

Mr Varley and Mr Diamond received 6,047 and 172,264 dividend shares respectively from the ESAS released during the year (share price on release date was £4.56).

TSR Peer group constituents
UK	Mainland Europe	US	Underpin	Actual performance
HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland	Banco Santander, BBVA, BNP Paribas, Deutsche Bank, UBS	Citigroup, JP Morgan Chase	Cumulative EP over performance period must exceed cumulative EP over previous three years	To be determined at vesting in March 2011
–
As above			As above	To be determined
–				at vesting in March 2010
As above			As above	Performance condition
partially met
–
As above			As above	TSR performance condition not met

Barclays Annual Report 2008	163

Corporate governance

Remuneration Report

Pensions

Chris Lucas and Frits Seegers receive a cash allowance of 25% of salary in lieu of joining a Group pension scheme.

John Varley is a member of the Group’s closed UK defined benefit pension scheme. This non-contributory arrangement provides a pension benefit of two thirds of his pensionable salary at the normal retirement age of 60. Should he retire at 55, an unreduced pension of 60% of pensionable salary would be provided. There were no changes to the pension arrangements for Mr Varley during the year. His increase in pension of £83,000 during the year relates to accrual under the scheme. The scheme also provides, whilst in employment, a death in service dependant’s pension of 50% of the pension that would have been payable if employment had continued until normal pension age. Mr Varley also has a defined contribution benefit of £549,816 as at 31st December 2008 in respect of a previous transfer from a freestanding AVC.

Robert E Diamond Jr participates in the Group’s US non-contributory defined benefit arrangements which provide a benefit at age 65 of 1/60th of final average pensionable pay for each year of service up to a maximum of 30 years. In line with current market practice, final average pensionable pay includes salary and an element of bonus up to a current combined maximum of US$350,000. The benefits are provided through the US defined benefit plan (a funded arrangement), and the US Restoration Plan (an unfunded arrangement). The scheme also provides a death in service spouse’s pension of approximately 50% of the pension that would have been payable had early retirement occurred on the date of death.

Mr Diamond also participates in the Barclays Bank PLC 401K Thrift Savings Plan and Thrift Restoration Plan, which are both defined contribution plans. The company contributions in 2008 amounted to £11,745 (US$21,859).

Table 5 sets out the pension benefits of the executive Directors.

Pension accrued during the year represents the change in accrued pension during the year (including inflation at the prescribed rate of 5% (U K)). Pensions paid from the UK final salary section of the applicable fund are reviewed annually and increase by a minimum of the increase in the retail prices index (capped at 5%), subject to the scheme rules.

The transfer values have been calculated in a manner consistent with the Retirement Benefit Scheme – Transfer Values (GN11) published by the Institute of Actuaries, and the Faculty of Actuaries. During 2008, the independent UK Retirement Fund Trustee changed the transfer value basis for all members. The change reflected different mortality assumptions and a lower discount rate. This contributed £1.4m of the increase in transfer value of John Varley’s pension during the year.

Other benefits

Executive Directors are provided with benefits including private medical insurance, life and disability cover, the use of a company-owned vehicle or the cash equivalent, tax advice and accommodation overseas when required for business purposes. These benefits are available on similar terms to each executive Director. No Director has an expense allowance.

Shareholding guideline

The Committee guideline that executive Directors should hold, as a minimum, the equivalent of one times their base salary in Barclays shares, including shares awarded under ESAS, was met by all executive Directors at 31st December 2007. During the year the Committee increased this guideline to the higher of two times salary or one-third of total remuneration for the last three years. Executive Directors have five years from their appointment to meet this guideline and a reasonable period to build up to the guideline again, if it is not met because of a share price fall. Table 6 shows the executive Directors’ shareholdings. Table 7 shows the indicative change in value of the executive Directors’ total share interests during 2008.

Table 5: Pension provision
	Age at 31st December 2008	Completed years of service	Accrued pension at 31st December 2007 £000	Pension accrued during 2008 (including increase for inflation) £000	Pension accrued during 2008 (excluding inflation) £000	Accrued pension at 31st December 2008 £000	Transfer value of accrued pension at 31st December 2007 £000	Transfer value of accrued pension at 31st December 2008 £000	Increase in transfer value during the year £000	Annual cash in lieu of pension £000
John Varley	52	26	489	83	59	572	9,463	12,328	2,865	–
Robert E Diamon Jr	57	12	38	7	5	45	214	280	66	–
Chris Lucas	48	1	–	–	–	–	–	–	–	159
Frits Seegers	50	2	–	–	–	–	–	–	–	175

Table 6: Interests in shares of Barclays PLC at 31st December 2008
	At 1st January 2008		At 31st December 2008
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Executive Directors
John Varley	470,650	–	593,266	–

Table 6: Interests in shares of Barclays PLC at 31st December 2008
	At 1st January 2008		At 31st December 2008
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Robert E Diamond Jr	3,402,192	–	5,866,965	–
Chris Lucas	38,003	–	76,038	–
Frits Seegers	699,870	–	897,747	–
Table 7: Indicative change in value of executive Director total share interests
	Indicative value at 1st January 2008 £m	Change in holdings £m	Indicative value at 31st December 2008 £m	Indicative decrease on total share interest 2008 £m
Executive Directors
John Varley	7.1	1.4	2.5	(6.0)
Robert E Diamond Jr	50.9	22.3	23.5	(49.7)
Chris Lucas	1.0	1.0	0.7	(1.3)
Frits Seegers	6.2	2.6	2.8	(6.0)

Beneficial interests include shares held either directly, or through a nominee, their spouse, and children under 18. They include any interests held through Sharepurchase. Non-beneficial interests include any interests in shares where the executive Director holds the legal, but not beneficial interest. In addition to the shares above Mr Diamond also holds 200,000 shares in Barclays Global Investors UK Holdings Limited. Mr Seegers has granted a third party bank security over 896,346 of the ordinary shares he holds. Mr Seegers retains beneficial ownership of these shares. He also holds 1,000 ordinary shares in Absa Group Limited. Note 45 provides further information on Directors and officers shareholdings. There were no changes to the interests of executive Directors in shares of Barclays PLC in the period 31st December 2008 to 27th February 2009.

Share interests are beneficial interests plus share plan interests including any initial or provisional allocations and vested awards under ESAS, PSP, ISOP, ESOS and Sharesave.

164	Barclays Annual Report 2008

Performance Linked Remuneration

Each element of remuneration is important and has a specific role in achieving the aims of the remuneration policy. The combined potential remuneration from annual performance bonus and PSP outweighs the other elements, and is subject to personal and Group performance, thereby placing the majority of potential remuneration at risk.

Table 8 shows the average proportions of fixed and variable pay over the last three years.

Table 8: Variable remuneration average over the last three years (or since joining)
		Variable
	Fixed	Cash	Shares
Executive Directors
John Varley	57%	19%	24%
Robert E Diamond Jr	2%	39%	59%
Chris Lucas	38%	12%	49%
Frits Seegers	22%	25%	53%

Service Contracts

The Group has service contracts with its executive Directors which do not have a fixed term but provide for a notice period from the Group of 12 months and normally for retirement at age 65. Executive Directors’ contracts allow for termination with contractual notice from the Group or, in the alternative, termination by way of payment in lieu of notice (in phased instalments) which are subject to contractual mitigation. In the event of gross misconduct, neither notice nor a payment in lieu of notice will be given.

The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share and pension plan rules.

All executive Directors are standing for re-election at the 2009 AGM – see page 141.

Other Directorships

The executive Directors hold directorships in the organisations and receive the fees shown in Table 10.

Table 9: Contract terms
	Effective date of contract	Notice period from the Company	Potential compensation for loss of office
Executive Directors
John Varley	1st September 2004	12 months	12 months base salary, bonus and continuation of medical and pension benefits whilst an employee

Robert E Diamond Jr	1st June 2005	12 months	12 months base salary, bonus and continuation of medical and pension benefits whilst an employee

Chris Lucas	1st April 2007	12 months	12 months base salary, bonus equivalent to the average of the previous three years up to 100% of base salary and continuation of medical and pension benefits whilst an employee

Frits Seegers	7th June 2006	12 months	12 months base salary, bonus and continuation of medical and pension benefits whilst an employee

Table 10: Other directorships held by the executive Directors and fees retained

		2008				2007
Director	Organisation	Fees		Fees retained		Fees		Fees retained
John Varley	British Grolux Investments Limited		£7,788		£7,788		£7,613		£7,613
	AstraZeneca plc		£83,333		£83,333		£56,486		£56,486
	International Advisory Panel of the Monetary Authority of Singapore	US$	0	US$	0	US$	10,000	US$	10,000
Robert E Diamond Jr	Old Vic Productions plc		£0		£0		£0		£0
Frits Seegers	Absa Group Limited and Absa Bank Limited		£26,807		£0		£33,363		£0
Chris Lucas	–		–		–		–		–

Barclays Annual Report 2008	165

Corporate governance

Remuneration Report

Group Chairman, Deputy Chairman and non-executive Directors

The Group Chairman, Deputy Chairman and non-executive Directors receive fees which reflect the individual responsibilities and membership of Board Committees. Fees are reviewed each year by the Board. Fees were last increased in June 2008.

The first £20,000 of each non-executive Director’s base fee and the Deputy Chairman’s fee is used to purchase Barclays shares. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board.

Marcus Agius, Group Chairman, has a minimum time commitment to Barclays of the equivalent to 60% of a full-time role and he receives private health insurance in addition to his fees. Marcus Agius is not eligible to participate in Barclays bonus and share incentive plans nor will he participate in Barclays pension plans or receive any pension contributions. No other non-executive Director receives any benefits from Barclays.

Details of the remuneration received by the non-executive Directors during the year and their beneficial interests in Barclays PLC shares are set out in tables 11 and 12.

Letters of Appointment

The Group Chairman, Deputy Chairman and non-executive Directors have individual letters of appointment. Each appointment is for an initial six-year term, renewable for a single term of three years thereafter. Sir Nigel Rudd’s re-appointment as Deputy Chairman has been approved annually by shareholders.

All non-executive Directors, except Sir Nigel Rudd DL and Professor Dame Sandra Dawson, are standing for re-election at the 2009 AGM – see page 155.

Table 11: Fees
	Chairman £000	Deputy Chairman £000	Board Member £000	Senior Independent Director £000	Audit Committee £000	Board HR and Remuneration Committee £000	Board Corporate Governance and Nominations Committee £000	Board Risk Committee £000	Benefits £000	Total 2008 £000	Total 2007 £000
Full-year fee
(at 31st Dec 08)	750	200	70	30	–	–	–	–	–	–	–
Full-year fee – Committee Chair
(at 31st Dec 08)	–	–	–	–	60	40	–	40	–	–	–
Full-year fee – Committee Member
(at 31st Dec 08)	–	–	–	–	25	15	15	15	–	–	–
Fees to 31st December 2008
Group Chairman
Marcus Agius	750	–	–	–	–	M.	Ch.	–	1	751	751
Non-executive Directors
David Booth	–	–	M.	–	–	–	–	M.	–	83	43
Sir Richard Broadbent	–	–	M.	Snr. Ind.	–	Ch.	M.	Ch.	–	188	180
Leigh Clifford AO	–	–	M.	–	–	M.	–	–	–	115	97
Fulvio Conti	–	–	M.	–	M.	–	–	–	–	90	85
Professor Dame Sandra Dawson	–	–	M.	–	M.	–	–	–	–	90	85
Sir Andrew Likierman	–	–	M.	–	M.	–	–	M.	–	105	100
Sir Michael Rake	–	–	M.	–	M.	–	–	–	–	90	–
Sir Nigel Rudd DL	–	D. Ch.	–	–	–	–	M.	–	–	200	200
Stephen Russell	–	–	M.	–	Ch.	–	M.	M.	–	153	145
Sir John Sunderland	–	–	M.	–	–	M.	M.	–	–	98	95
Patience Wheatcroft	–	–	M.	–	–	–	–	–	–	78	–

Patience Wheatcroft was a member of the Brand and Reputation Committee for which the full year fee is £15,000. Leigh Clifford was also a member of the Asia Pacific Advisory Committee and received fees of US$60,000 (2007: US$35,000). These fees are included in those shown above.

Table 12: Shareholdings
	At 1st January 2008 total beneficial interests	At 31st December 2008 total beneficial interests	At 27th February 2009 total beneficial interests
Group Chairman
Marcus Agius	86,136	113,148	113,148
Non-executive Directors
David Booth	50,374	64,248	64,248
Sir Richard Broadbent	14,026	24,625	24,625
Leigh Clifford AO	18,872	26,236	26,236
Fulvio Conti	10,067	30,482	30,482
Professor Dame
Sandra Dawson	12,040	18,859	18,859
Sir Andrew Likierman	8,137	13,297	13,297
Sir Michael Rake	2,700	6,399	6,399
Sir Nigel Rudd DL	84,843	107,569	107,569
Stephen Russell	21,054	30,459	30,459
Sir John Sunderland	31,658	71,463	71,463
Patience Wheatcroft	828	4,144	4,144

Table 13: Terms of Letters of Appointment
	Effective date	Notice period from the Company	Potential compensation for loss of office
Group Chairman
Marcus Agius	1st Jan 2007	12 months	12 months contractual remuneration
Non-executive Directors
David Booth	1st May 2007	6 months	6 months fees
Sir Richard Broadbent	1st Sep 2003	6 months	6 months fees
Leigh Clifford AO	1st Oct 2004	6 months	6 months fees
Fulvio Conti	1st Apr 2006	6 months	6 months fees
Professor Dame
Sandra Dawson	1st Mar 2003	6 months	6 months fees
Sir Andrew Likierman	1st Sep 2004	6 months	6 months fees
Sir Michael Rake	1st Jan 2008	6 months	6 months fees
Sir Nigel Rudd DL	1st Feb 1996	6 months	6 months fees
Stephen Russell	25th Oct 2000	6 months	6 months fees
Sir John Sunderland	1st Jun 2005	6 months	6 months fees
Patience Wheatcroft	1st Jan 2008	6 months	6 months fees

166	Barclays Annual Report 2008

Former Directors

Gary Hoffman and Dr Danie Cronjé ceased to be Directors during the year.

Mr Hoffman resigned as a Director on 23rd July 2008 and ceased to be an executive Director on 31st August 2008. His employment ceased on 30th September 2008. On cessation of his directorship and employment, Mr Hoffman received no termination payments and it was mutually agreed that his full notice period would be waived without payment in lieu, to allow him to take up his appointment at Northern Rock. Dr Cronjé did not put himself forward for re-election at the 2008 AGM and received no termination payments. Their remuneration received during the year was as follows:

Table 14: Annual remuneration
	Received for 2008
	Salary and fees £000	Annual cash bonus £000	Deferred share award (ESAS) £000	Long term incentive (PSP) £000	Benefits £000	Total 2008 £000	Total 2007 £000
Gary Hoffman	417	298	–	–	9	724	1,146
Dr Danie Cronjé	25	–	–	–	–	25	217

Mr Hoffman received his normal monthly salary benefits and pro-rated annual cash bonus, total of £90,477 for the period between the cessation of his directorship and 30th September 2008.

The former Directors’ beneficial shareholdings were as follows:

Table 15: Shareholdings at date of cessation as Director
	At 1st January 2008 total beneficial holdings	At date of cessation as Director total beneficial holdings
Gary Hoffman	431,761	542,979
Dr Danie Cronjé	5,146	6,416

Dr Cronjé also held 11,700 preference shares in Absa Bank Limited and 101,577 ordinary shares in Absa Bank Limited at 31st January 2008 and 24th April 2008.

Mr Hoffman participates in the UK closed defined benefit pension scheme providing a pension at the normal retirement age of 60 at an accrual rate of 1/60th of pensionable salary for each year of pensionable service.

Table 16: Pension provision
	Age at 31st August 2008	Completed years of service	Accrued pension at 31st December 2007 £000	Pension accrued during 2008 (including increase for inflation) £000	Pension accrued during 2008 (excluding inflation) £000	Accrued pension at 31st August 2008 £000	Transfer value of accrued pension at 31st December 2007 £000	Transfer value of accrued pension at 31st August 2008 £000	Increase in transfer value during the year £000
Gary Hoffman	47	25	273	(1)	(15)	272	2,598	2,824	226

In addition to the value of the accrued pension at 31st August 2008, Mr Hoffman also had defined contribution benefits in respect of Special Company Contributions (bonus sacrifice). The fund value of this arrangement was £626,412 as at 31st August 2008. The scheme also provided, whilst in employment, a death in service dependant’s pension of 50% of the pension that would have been payable if employment had continued until normal pension age.

The terms of Mr Hoffman’s contract and Dr Cronjé’s letter of appointment were:

Table 17: Terms of contract or letter of appointment
	Effective date	Notice period from the Company	Potential compensation for loss of office
Gary Hoffman	1st January 2004	12 months	12 months base salary, bonus equivalent to the average of the previous three years up to 100% of base salary, and continuation of medical and pension benefits whilst an employee
Dr Danie Cronjé	1st September 2005	6 months	6 months fees

Mr Hoffman’s other Directorships and fees retained were:

Table 18: Other Directorships held by Gary Hoffman
	2008		2007
Organisation	Fees £000	Fees retained £000	Fees £000	Fees retained £000
Visa (Europe) Limited	£0	£0	£0	£0
Trinity Mirror plc	£46,666	£46,666	£62,754	£62,754
Barclays Pension Fund Trustees Limited	£12,500	£12,500	–	–

Mr Hoffman was retained as a Director of Barclays Pension Fund Trustees Limited following cessation of his employment on 30th September 2008. The fees disclosed represent those paid to him for the remainder of 2008.

Barclays Annual Report 2008	167

Corporate governance

Remuneration Report

Table 19: Executive Share Award Scheme (ESAS)

Scheme	Number at beginning of year (maximum)	Awarded in year (maximum)	Market price on award date	Number released	Market price on release date	Number lapsed	Adjustment due to open offer	Adjusted number at 31/08/08 (maximum)	Value of release	First release date	Last release date
Gary Hoffman
ESAS	177,314	48,215	£4.25	(19,273)	£4.56	–	5,527	211,783	£0.1m	13/03/06	20/03/11

Table 20: Voluntary Executive Share Award Scheme (VESAS)

Scheme	Number at beginning of year (maximum)	Awarded in year (maximum)	Adjusted exercise price	Number vested in year	Number exercised	Market price on exercise/ lapse date	Number lapsed	Adjustment due to open offer	Adjusted number 31/08/08 (maximum)	Vested number of share options	Value of exercise	First exercise date	Last exercise date
Gary Hoffman
VESAS	97,088	–	nil	–	–	–	–	2,602	99,690	92,022	–	05/03/07	29/09/09

Table 21: Performance Share Plan (PSP)

	Maximum number of shares at beginning of year	Maximum number of shares awarded in the year	Market price on award date	Number released	Market price on release/ lapse date	Number lapsed	Adjustment due to open offer	Adjusted maximum number of shares at 31/08/08	Value of release	End of three year performance period	Scheduled release date
Gary Hoffman
2005	227,274	–	£5.30	–	–	(227,274)	–	–	–	31/12/07	16/06/08
2006	288,276	–	£6.75	–	–	–	7,728	296,004	–	31/12/08	21/03/09
2007	255,798	–	£7.08	–	–	–	6,858	262,656	–	31/12/09	22/03/10
2008	–	412,086	£4.25	–	–	–	11,046	423,132	–	31/12/10	20/03/11

Table 22: Incentive Share Option Plan (ISOP)

Scheme	Number at beginning of year (maximum)	Awarded in year (maximum)	Adjusted weighted exercise price	Number vested in year	Number exercised	Market price on exercise/ lapse date	Number lapsed	Adjustment due to open offer	Adjusted number at 31/08/08 (maximum)	Vested number of share options	Value of exercise	First exercise date	Last exercise date
Gary Hoffman
ISOP	540,000	–	£4.39	–	–	–	–	14,472	554,472	554,472	–	12/03/04	29/09/09

Table 23: Sharesave

	Number at beginning of year (maximum)	Awarded in year (maximum)	Adjusted weighted exercise price	Number vested in year	Number exercised	Market price on exercise date	Adjusted number lapsed	Adjustment due to open offer	Adjusted number at 31/08/08 (maximum)	Vested number of share options	Value of exercise	First exercise date	Last exercise date
Gary Hoffman
Total	6,150	–	£4.24	–	–	–	–	163	6,313	–	–	n/a	n/a

168	Barclays Annual Report 2008

Share and Long Term Incentive Plans

Barclays operates a number of Group-wide plans. Summaries of the principal plans are set out below. Barclays has a number of employee benefit trusts which operate with these plans. In some cases, the trustees grant awards and purchase shares in the market to satisfy awards as required, in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained. The number of shares held by the trustees is set out in Note 32 on page 229. The limits on the issue of new shares comply with the guidelines issued by the Association of British Insurers.

Table 24: Plans under which awards made in 2008

Plan name	Executive Directors Eligible?	Description

Performance Share Plan (PSP)	Yes	– PSP is a performance related share plan under which awards of Barclays shares may be made to selected employees (including executive Directors), subject to trustee discretion.
– The PSP trustee may select any employee of the Group to participate in the plan.

–    Awards are granted by the PSP trustee, in consultation with the Remuneration Committee and are communicated as provisional allocations to participants. No right to the shares arises until the PSP trustee releases the shares.

– Participants do not pay for a grant or release of an award.
– Awards are normally releasable on or after the third anniversary of grant, to the extent that applicable performance conditions are satisfied, subject to trustee discretion.
– Any awards released may also include an additional number of shares equivalent to any dividends that would have been paid on the shares between the date of grant and release.

–    Normally, the maximum expected value of an award made to an employee at the date of grant is the higher of 150% of base salary, or 75% of base salary and target bonus. Maximum awards reflect the relevant market for each executive Director. Awards are communicated on grant as an expected value, this is a single value for the award at grant, which takes into account the sum of the various possible performance and vesting outcomes.

– On cessation of employment, eligible leavers (as defined) normally receive an award pro rated for time and performance subject to trustee discretion. For other leavers, awards will normally lapse.
– On a change of control awards may vest at the PSP trustee’s discretion and may be pro rated for time and performance to the date of change of control.
– PSP is not an HMRC approved plan.
– The plan was approved for a ten year period by shareholders in April 2005.
Executive Share Award Scheme (ESAS)	Yes	– ESAS is a deferred share award plan operated in conjunction with various Barclays Group bonus plans for selected employees (including executive Directors), subject to trustee discretion.
– Awards are granted by the ESAS trustee having first consulted with the Remuneration Committee.

–    For certain eligible employees a proportion of discretionary annual bonus is delivered in cash and a proportion is as a recommended mandatory provisional allocation of Barclays shares under ESAS. Normally, for executive Directors, a minimum of 25% of bonus is delivered as a recommended mandatory award under ESAS with 75% delivered as cash.

–    The mandatory provisional allocation will normally include bonus shares equal to 30% of the value of the deferred bonus amount awarded in shares. Bonus shares are awarded to recognise the interest that a participant forgoes on the deferred part of the discretionary bonus.

–    Under mandatory ESAS awards, nil cost options are typically granted three years from award, subject to the discretion of the ESAS trustee. Participants may then call for the shares plus two thirds of the bonus shares and any associated dividend shares. If the nil cost option is not exercised by the end of the two year period, the ESAS trustee may release all shares, bonus shares and any dividend shares to the participant.

–    In addition to mandatory ESAS, participants may also request to waive any bonus (or part of a bonus) to which they may become entitled and request that a voluntary ESAS award be made to them in the form of a nil cost option. Voluntary ESAS awards are typically fully exercisable after five years, and include bonus shares equal to 30% of the waived bonus amount. Dividend shares may be awarded, as per mandatory ESAS awards.

– On cessation of employment, a participant may forfeit an award depending on the reason for leaving. Special provisions apply on a change of control.

–    ESAS is also used to make certain awards to facilitate the retention and recruitment of new joiners to the Group who have forfeited share awards on leaving previous employment. Typically bonus shares are not awarded, though dividend shares may be awarded, as per mandatory ESAS awards.

– ESAS is not an HMRC approved plan.
Incentive shares	No	– Incentive shares are discretionary share awards that may be made to selected employees (excluding executive Directors), subject to trustee discretion.

–    Shares are normally released after three years, subject to continued employment and the discretion of the trustee. Dividends received are normally awarded as additional shares and released at the same time.

–    On cessation of employment eligible leavers (as defined) normally receive an award pro rated for time in employment, subject to the discretion of the trustee; for other leavers, awards will normally lapse.

– On a change of control awards may vest, pro rated for time to the date of change of control, subject to the discretion of the trustee.
– Incentive shares is not an HMRC approved plan.

Barclays Annual Report 2008	169

Corporate governance

Remuneration Report

Share and Long Term Incentive Plans (continued)

Table 24: Plans under which awards made in 2008 (continued)

Plan name	Executive Directors Eligible?	Description

Sharesave	Yes

–   Sharesave is a share option plan under which all eligible employees in the UK, Ireland and Spain (including executive Directors) are invited to participate. It is HMRC approved in the UK and approved by the Revenue Commissioners in Ireland.

– Participants are granted options over Barclays shares which may be at a discount to the market value at the date of award (currently 20%).

–   At the expiry of a fixed term (three, five or seven years) participants may use savings to acquire the shares by exercising their option within 6 months of the date of vesting. Participants may save up to £250 per month (€500 in Ireland, €135 in Spain) for this purpose.

– On cessation of employment eligible leavers (as defined) may exercise their option to acquire shares to the extent of their savings for a period of 6 months.
– On a change of control, participants may be able to exercise their options to acquire shares to the extent of their savings for a period of 6 months (or a shorter period in certain circumstances).
– The plan was approved for a ten year period by shareholders in April 2000.
Sharepurchase	Yes	– Sharepurchase is an HMRC approved share incentive plan under which all employees in the UK (including executive Directors) are invited to participate.

–   Participants may purchase up to £1,500 shares each tax year. To encourage employee share ownership, Barclays matches the first £600 of shares purchased by participants on a one-for-one basis. Dividends are also earned in the form of additional shares.

– Purchased shares may be withdrawn from the plan any time. Matching and dividend shares must be held in trust for three years before release, but may be kept in trust for five years.
– On cessation of employment participants must withdraw all shares and depending on the reason for and timing of cessation, the matching shares may be forfeited.
– On a change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf.
– The plan was approved for a ten year period by shareholders in April 2000.

Table 25: New Plans under which awards are to be made 2009

Plan name	Executive Directors Eligible?	Description

BGI Equity Participation Plan	No

–   The BGI Equity Participation Plan is a share plan under which awards linked to the value of BGI shares may be made to selected BGI employees (excluding executive Directors) in the form of either stock appreciation rights settled in shares or restricted share awards.

–   Awards normally vest in three equal tranches following the first, second and third anniversary of grant provided there has been no significant deterioration in the performance of Barclays, with delivery in Barclays shares.

–   On cessation of employment awards normally vest for eligible leavers (as defined) provided there has been no significant deterioration in the performance of Barclays; for other leavers, awards will normally lapse.

– On a change of control awards may vest provided there has been no significant deterioration in the performance of Barclays.
Long Term Cash Plan (LTCP)	No	– LTCP is a new forward looking plan introduced initially for 2009, under which conditional awards of cash are made to eligible employees, (excluding executive Directors).

–   Awards are released in portions over a period of time (two years for 2009 awards), subject to continued employment. At the time of the final release, for 2009 awards, a service credit (10% of the initial value of the award) is added.

– Participants must normally be in employment at the time of release in order to receive each portion of the payment.

–   Participants who leave employment before the release date of any portion of the award will normally forfeit any outstanding amounts. For categories of eligible leavers an award will vest, pro rated for time in service.

– On a change of control awards may vest at the discretion of the Committee.

170	Barclays Annual Report 2008

Share and Long Term Incentive Plans (continued)

Table 26: Plans under which awards not made in 2008

Plan name	Executive Directors Eligible?	Description

ISOP (Incentive Share Option Plan)	Yes	– The Incentive Share Option Plan is a share option plan under which share options were granted to selected employees (including executive Directors). No options have been granted since 2004.
– ISOP contains HMRC approved and unapproved parts.
– Options were awarded at the market price at the date of grant calculated in accordance with the rules of the plan.
– Options granted had an EP threshold and a TSR performance condition associated with them. Options were normally exercisable between three and ten years of the grant date.
– All options granted which met these performance criteria have now vested and are exercisable.
– On cessation of employment eligible leavers (as defined) normally are able to exercise their options; for other leavers, options normally lapse.
– On a change of control options would remain exercisable for a specified period.
– The plan was approved for a ten year period by shareholders in April 2000.

ESOS (Executive Share Option Scheme)	n/a	– The Executive Share Option Scheme is a share option plan under which share options were granted to selected employees (including executive Directors). No options have been granted since 2000.
– Options were awarded at the market price at the date of grant calculated in accordance with the rules of the plan.
– Options were normally exercisable between three and ten years of the grant date. All options are now vested.
– On cessation of employment eligible leavers (as defined) normally are able to exercise their option pro-rated for performance; for other leavers, options normally lapse.
– On a change of control options remain exercisable for a specified period.
– The plan was adopted for a ten year period by shareholders in 1990.

BGI EOP (BGI Equity Ownership Plan)	No

–   BGI is Barclays asset management business headquartered in San Francisco. The BGI Equity Ownership Plan (BGI EOP) was approved by shareholders at Barclays 2000 AGM to provide the employee share incentive arrangements required to recruit and retain the quality of senior management and investment talent appropriate for building a global investment management business.

–   The BGI EOP was designed to provide participants with a long-term equity interest in BGI to meet the expectations of, in particular, BGI’s key investment talent in the United States, who could expect to participate in the equity of their employer. Under the terms of the BGI EOP, options were granted at fair value to key BGI employees over shares in Barclays Global Investors UK Holdings Limited (BGI Holdings) within an overall cap of 20% of the issued ordinary share capital of BGI Holdings.

– No options were granted under the BGI EOP in 2008 and no further options will be granted. The plan will not be renewed in 2010 when it comes to the end of its life.

–   All grants of options were approved by the Committee. The Committee is also advised of option exercises and share sales by employees. Employees who were executive Directors of Barclays PLC at the date of grant were not eligible to receive options under the BGI EOP.

– In summary the BGI EOP operated as follows:
– certain key BGI employees were granted options over shares in BGI Holdings;
– the option exercise price was based on the fair value of a BGI Holdings share at the date of grant determined by an independent appraiser;
– the options generally vest evenly over a three-year period and can be exercised during the exercise windows which generally occur twice annually;
– option holders are required to fund the exercise without any financial support from any member of the Barclays Group.
– Once employees become shareholders, they are subject to the Articles of BGI Holdings under which:

–   shareholders are required to hold the shares for a minimum of 355 days. As shareholders, employees derive the full risks and rewards of ownership, including voting rights and entitlement to any ordinary dividends paid by BGI Holdings;

– on expiry of the minimum holding period, shareholders may, but are not obliged to, offer their shares for sale to Barclays Bank PLC during the sales windows which generally occur twice annually;
– Barclays Bank PLC, at its discretion, has a right to purchase shares so offered, but is not obliged to do so.
– The table below contains information on the number of shares in BGI Holdings over which options were granted, outstanding and exercised in 2007 and 2008:

Year	Number granted during year (000s)	Number outstanding at year end (000s)	Number exercised (000s)
2007	2,599	7,502	1,632
2008	–	6,584	550

–   In 2008 BGI employees exercised options over 0.5m (2007: 1.6m) shares for consideration of £19m (2007: £57m); Barclays Bank PLC purchased 1.8m (2007: 4.9m) shares offered for sale by shareholders for consideration of £157m (2007: £488m). As at 31st December 2008, employees owned 4.5% of BGI Holdings (2007: 5.9%).

Barclays Annual Report 2008	171

Corporate governance

Remuneration Report

Share and Long Term Incentive Plans (continued)

Table 26: Plans under which awards not made in 2008 (continued)

Plan name	Executive Directors Eligible?	Description
BGI EOP – Accounting and disclosure

–   The BGI EOP is accounted for as an equity settled share-based payment in accordance with IFRS 2 ‘Share-based Payment’. The fair value of the services received from the employees is measured by reference to the fair value of the share options granted on the date of the grant. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received.

–   The cost for 2008 of £30.9m (2007: £54.8m, 2006: £37.4m) is included in staff costs in Note 8 to the accounts. In accordance with IFRS 2, details of share options granted and exercised, together with weighted average fair values at grant date and weighted average exercise prices are set out in Note 45 to the accounts. In accordance with IAS 33 ‘Earnings per Share’, unexercised options are taken into account in the calculation of diluted earnings per share as set out in Note 11 to the accounts.

–   For Group reporting, the exercise of options by employees is treated as a deemed disposal of interests in a subsidiary, as its holding in the subsidiary has been reduced for the consideration represented by the exercise price. Any subsequent purchase of shares offered for sale by employees is treated as a purchase of an additional investment in a subsidiary entity. The cash flows relating to these capital transactions are included in the consolidated cash flow statement and disclosed, along with other disposals and acquisitions, in Note 38 to the accounts and related movements in goodwill and minority interests are included in Notes 21 and 33 to the accounts respectively.

172	Barclays Annual Report 2008

Corporate governance

Accountability and audit

Going concern

The Group’s business activities and financial position; the factors likely to affect its future development and performance; and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business Review.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern.

The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Internal control

The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2008, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the Combined Code’ published by the Financial Reporting Council. The Board regularly reviews these processes through its principal Board Committees.

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

Quarterly risk reports are made to the Board covering risks of Group significance including credit risk, market risk and operational risk. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee. Further details of risk management procedures are given in the Risk management section on pages 57 to 136.

Management’s Reports on Internal Control Over Financial Reporting

The management of Barclays PLC and Barclays Bank PLC (collectively “Management”) are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers of Barclays PLC and Barclays Bank PLC to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the International Accounting Standards Board (IASB).

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors of Barclays PLC and Barclays Bank PLC; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the assets that could have a material effect on the financial statements of Barclays PLC or Barclays Bank PLC, as the case may be.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Barclays PLC’s and Barclays Bank PLC’s internal control over financial reporting as of 31 December 2008. In making its assessment, Management has utilised the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that, based on its assessment, the internal control over financial reporting of each of Barclays PLC and Barclays Bank PLC was effective as of 31 December 2008.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include internal controls relating to certain of the Lehman Brothers North American investment banking and capital markets businesses acquired from Lehman Brothers Holdings Inc. in September 2008. These businesses have been included in consolidated financial statements of both Barclays PLC and Barclays Bank PLC for the year ended 31 December 2008. The businesses which have not been included in management’s assessment represented approximately 1.1% of the Group income and 0.2% of the total Group assets for the year ended and as at 31 December 2008.

Our independent registered public accounting firm has issued a report on Barclays PLC’s internal control over financial reporting which is set out on page 177.

This annual report does not include a report of our registered public accounting firm on Barclays Bank PLC’s internal control over financial reporting. Barclays Bank PLC’s internal control over financial reporting is not subject to assessment by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Barclays Bank PLC to provide only the management’s report in this annual report.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk Management section on pages 135-136. The Group Chief Executive and Group Finance Director also concluded that no significant changes were made to our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

Statement of Directors’ responsibilities for accounts

The following statement, which should be read in conjunction with the Auditors’ report set out on page 177, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared individual accounts in accordance with IFRSs as adopted by the European Union. The accounts are required by law and IFRSs to present fairly the financial position of the Company and the Group and the performance for that period. The Companies Act 1985 provides, in relation to such accounts, that references to accounts giving a true and fair view are references to fair presentation.

The Directors consider that, in preparing the accounts on pages 179 to 284, and the additional information contained on pages 315 to 323, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

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

Barclays Annual Report 2008	173

Corporate governance

Accountability and audit

Disclosure controls and procedures Sec 20F Item 15(a)

The Group Chief Executive, John Varley, and the Group Finance Director, Chris Lucas, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2008, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

The Directors confirm to the best of their knowledge that:

(a) The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b) The management report includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Marcus Agius
Group Chairman
5th March 2009

174	Barclays Annual Report 2008

Barclays Annual Report 2008	175

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

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. The Annual Report includes information required to be included in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for 2008. Form 20-F will contain as exhibits certificates pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

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

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’ or ‘parent Company’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. The term ‘Absa Group Limited’ is used to refer to Absa Group Limited and its subsidiaries and the term ‘Absa’ is used to refer to the component of the Global Retail and Commercial Banking segment represented by this business. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘US$m’ and ‘US$bn’ represent millions and thousands of millions of US Dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 179 to 284 along with the accounts of Barclays PLC itself on page 208. The consolidated accounts of Barclays Bank PLC and its subsidiaries are set out on pages 285 to 298. The accounting policies on pages 179 to 187 and the Notes commencing on page 196 apply equally to both sets of accounts unless otherwise stated.

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

176	Barclays Annual Report 2008

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated statements of recognised income and expense and, Consolidated statements of cash flows present fairly, in all material respects, the financial position of Barclays PLC (the ‘Company’) and its subsidiaries at 31st December 2008 and 31st December 2007 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s report on internal control over financial reporting’ as it pertains to Barclays PLC in the section headed ‘Accountability and audit’. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in ‘Management’s report on internal control over financial reporting’, management has excluded certain of the Lehman Brothers North American investment banking and capital markets businesses acquired from Lehman Brothers Holdings Inc from its assessment of internal control over financial reporting as of 31st December 2008 as they were acquired in a purchase business combination in September 2008. We have also excluded certain of the Lehman Brothers North American investment banking and capital markets businesses, acquired from Lehman Brothers Holdings Inc from our audit of internal control over financial reporting. These businesses represented approximately 1.1% of group income and 0.2% of the total Group assets for the year ended 31st December 2008.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom

5th March 2009

Barclays Annual Report 2008	177

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC:

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated statements of recognised income and expense and Consolidated statements of cash flows present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31st December 2008 and 31st December 2007, and the results of their operations and cash flows for each of the three years in the period ended 31st December 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

London

United Kingdom

5th March 2009

178	Barclays Annual Report 2008

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

Critical accounting estimates

The preparation of financial statements in accordance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements such as fair value of financial instruments (Note 50), allowance for impairment (Note 47), goodwill (Note 21), intangible assets (Note 22), and retirement benefit obligations (Note 30).

4. Consolidation

Subsidiaries

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, including certain special purpose entities (SPEs) where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. Details of the principal subsidiaries are given in Note 41.

SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE.

This assessment of risks and benefits is based on arrangements in place and the assessed risk exposures at inception. The initial assessment is reconsidered at a later date if:

a)	the Group acquires additional interests in the entity;

b)	the contractual arrangements of the entity are amended such that the relative exposure to risks and benefits change; or

c)	if the Group acquires control over the main operating and financial decisions of the entity.

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

The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. See accounting policy 14 for the accounting policy for goodwill. A gain on acquisition is recognised in profit or loss if there is an excess of the Group’s share of the fair value of the identifiable net assets acquired over the cost of the acquisition. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

As the consolidated financial statements include partnerships where a Group member is a partner, advantage has been taken of the exemption of Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership financial statements.

In the individual financial statements, investments in subsidiaries are stated at cost less impairment, if any.

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

Unless designated as at fair value through profit and loss as set out in policy 7, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post-acquisition profit (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses or other reductions in equity in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

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

In the individual financial statements, investments in associates and joint ventures are stated at cost less impairment, if any.

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

Barclays Annual Report 2008	179

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

Net trading income

Income arises from the margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Dividends from subsidiaries

In the individual financial statements of Barclays PLC, dividends from subsidiaries are recognised when the right to receive payment is established, which is when the dividends are received or when the dividends are appropriately authorised by the subsidiary.

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

Financial instruments at fair value through profit or loss

Financial instruments are classified in this category if they are held for trading, or if they are designated by management under the fair value option. Instruments are classified as held for trading if they are:

a)	acquired principally for the purposes of selling or repurchasing in the near term;

b)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

c)	a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

It is not possible to transfer a financial instrument out of this category whilst it is held or issued with the exception of non-derivative financial assets held for trading which may be transferred out of this category from 1st July 2008 after initial classification where:

a)	in rare circumstances, it is no longer held for the purpose of selling or repurchasing in the near term, or

b)	it is no longer held for the purpose of trading, it would have met the definition of a loan and receivable on initial classification and the Group has the intention and ability to hold it for the foreseeable future or until maturity.

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

Regular way purchases and sales of financial instruments held for trading or designated under the fair value option are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. The fair value option is used in the following circumstances:

a)	financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets through profit and loss significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale;

180	Barclays Annual Report 2008

b)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss if they contain substantive embedded derivatives;

c)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss where doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost; and

d)	certain private equity and other investments that are managed, and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

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

A financial asset classified as available for sale that would have met the definition of loans and receivables may only be transferred from the available for sale classification where the Group has the intention and the ability to hold the asset for the foreseeable future or until maturity.

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

Loan commitments

Loan commitments, where the Group has a past practice of selling the resulting assets shortly after origination, are held at fair value through profit or loss. Other loan commitments are accounted for in accordance with policy 23.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. Financial liabilities are derecognised when extinguished.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, fair value is determined by reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using valuation models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads by applying the appropriate Barclays credit default swap spreads. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, where valuations include significant unobservable inputs, the transaction price is deemed to provide the best evidence of initial fair value for accounting purposes. As such, profits or losses are recognised upon trade inception only when such profits can be measured solely by reference to observable market data. For valuations that include significant unobservable inputs, the difference between the model valuation and the initial transaction price is recognised in profit or loss:

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

8. Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that loans and receivables or available for sale financial investments are impaired. These are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

Barclays Annual Report 2008	181

Consolidated accounts Barclays PLC

Accounting policies

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

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

Where appropriate, the calculation of the present value of the estimated future cash flows of a collateralised loan and receivable asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

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

Following impairment, interest income is recognised using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

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

In the case of available for sale equity securities, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt instruments are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

9. Sale and repurchase agreements (including stock borrowing and lending)

Securities may be lent or sold subject to a commitment to repurchase them (a ‘repo’). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet when cash consideration is received.

Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a ‘reverse repo’) but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans when cash consideration is paid, and the securities are not included in the balance sheet.

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

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

a)	substantially all the risks and rewards associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

b)	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Where a) or b) above applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

182	Barclays Annual Report 2008

11. Collateral and netting

The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future customer liabilities.

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

Where derivatives are held for risk management purposes, and when transactions meet the required criteria, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

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

The Group discontinues hedge accounting when:

a)	It is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

b)	the derivative expires, or is sold, terminated, or exercised;

c)	the hedged item matures or is sold or repaid; or

d)	a forecast transaction is no longer deemed highly probable.

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

Barclays Annual Report 2008	183

Consolidated accounts Barclays PLC

Accounting policies

The Group uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property [a]	7-10%
Equipment installed in freehold and leasehold property [a]	7-10%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%

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

15. Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

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

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Other than where the fair value option is applied, subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement any fee income earned over the period, and any financial obligation arising as a result of the guarantees at the balance sheet date, in accordance with policy 23.

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

184	Barclays Annual Report 2008

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

Barclays Annual Report 2008	185

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

186	Barclays Annual Report 2008

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

25. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee. The Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the chief operating decision maker.

All transactions between business segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in Head office. Income and expenses directly associated with each segment are included in determining business segment performance.

26. Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months.

Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

27. Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

Barclays Annual Report 2008	187

Consolidated accounts Barclays PLC

Accounting developments

Changes in accounting policy

The adoption of IFRSs and IFRICs in 2008 has resulted in no significant changes to the accounting policies except:

a)	IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. IFRS 8 was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures as set out in Note 53. The standard does not change the recognition, measurement or disclosure of specific transactions in the consolidated financial statements.

b)	Certain financial assets originally classified as held for trading have been reclassified to loans and receivables on 16th December 2008 as set out in Note 51 on page 278. Following the amendment to IAS 39 in October 2008, a non-derivative financial asset held for trading may be transferred out of the fair value through profit or loss category after 1st July 2008 where:

–	In rare circumstances, it is no longer held for the purpose of selling or repurchasing in the near term; or

–

It is no longer held for the purpose of selling or repurchasing in the near term, it would have met the definition of a loan and receivable on initial classification and the Group has the intention and ability to hold it for the foreseeable future or until maturity.

Future accounting developments

Consideration will be given during 2009 to the implications, if any, of the following new and revised standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations, as follows:

–

IFRS 3 – Business Combinations and IAS 27 – Consolidated and Separate Financial Statements are revised standards issued in January 2008. The revised IFRS 3 applies prospectively to business combinations first accounted for in accounting periods beginning on or after 1st July 2009 and the amendments to IAS 27 apply retrospectively to periods beginning on or after 1st July 2009. The main changes in existing practice resulting from the revision to IFRS 3 affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. In addition, acquisition related costs – such as fees paid to advisers – must be accounted for separately from the business combination, which means that they will be recognised as expenses unless they are directly connected with the issue of debt or equity securities. The revisions to IAS 27 specify that changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. Until future acquisitions take place that are accounted for in accordance with the revised IFRS 3, the main impact on Barclays will be that, from 2010, gains and losses on transactions with non-controlling interests that do not result in loss of control will no longer be recognised in the income statement but directly in equity. In 2008, gains of £8m and losses of £2m were recognised in income relating to such transactions.

–

IAS – 1 Presentation of Financial Statements is a revised standard applicable to annual periods beginning on 1st January 2009. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

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

–

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate were issued in May 2008. The amendment to IFRS 1 has no impact on Barclays. The amendment to IAS 27 results in dividends received from subsidiaries being treated as income in the individual financial statements of the parent, whether paid from pre or post acquisition profits, and could affect the cost of investment in subsidiaries in certain group reconstructions. The amendments, which first apply to annual periods beginning on or after 1st January 2009, are not expected to affect group accounting policies.

–

IAS 23 – Borrowing Costs is a revised standard applicable to annual periods beginning on 1st January 2009. The revision does not impact Barclays. The revision removes the option to not capitalise borrowing costs on qualifying assets, which are assets that take a substantial period of time to prepare for their intended use or sale.

–

Amendments to IAS 32 – Financial Instruments: Presentation and IAS 1 – Presentation of Financial Statements were issued in February 2008 that require some puttable instruments and some financial instruments that impose on the entity and obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendments, which are applicable to annual periods beginning on 1st January 2009, are not expected to have a material impact on Barclays.

–

Eligible Hedged Items (an amendment to IAS 39 Financial Instruments: Recognition and Measurement) was issued in July 2008 and applies retrospectively for annual periods beginning on or after 1st July 2009. The amendment provides additional guidance where hedge accounting is to be obtained for a one sided risk in a hedged item or for inflation in a financial hedged item. No changes to accounting policies are expected as a result of the amendment.

–

‘Improvements to IFRS’ was issued in May 2008 and contains numerous amendments to IFRS which the IASB consider non-urgent but necessary. No changes to accounting policies are expected as a result of these amendments.

188	Barclays Annual Report 2008

The following IFRIC interpretations issued during 2007 or 2008 which first apply to accounting periods beginning on or after 1st January 2009 are not expected to result in any changes to the Group’s accounting policies:

– IFRIC 13 – Customer Loyalty Programs;

– IFRIC 15 – Agreements for the Construction of Real Estate;

– IFRIC 16 – Hedges of a Net Investment in a Foreign Operation; and

– IFRIC 17 – Distribution of Non-cash assets to owners.

– IFRIC 18 – Transfer of Assets from Customers, was issued in January 2009 and applies prospectively to transfers of assets from customers received on or after 1st July 2009. This interpretation is not expected to result in any changes to the Group’s accounting policies.

Acquisitions

2008

On 31st March 2008, Barclays completed the acquisition of Discover Financial Services’ UK credit card business, Goldfish. Discover Financial Services is a leading credit card issuer and electronic payment services company.

On 1st July 2008, Barclays acquired 100% of the ordinary shares of Expobank. Expobank is based in Moscow and its main products and services are issuance and servicing of debit and credit cards, mortgages and loans, currency transactions, internet-banking; retail discount cards and other services.

On 22nd September 2008, Barclays completed the acquisition of Lehman Brothers North American businesses. The Lehman Brothers North American businesses include Lehman Brothers North American fixed income and equities sales, trading and research and investment banking businesses, Lehman Brothers New York Head Office at 745 Seventh Avenue and two data centres in New Jersey.

On 6th November 2008, Barclays purchased the Italian residential mortgage business of Macquarie Bank Limited. The acquired business includes a mortgage portfolio with a total outstanding balance of approximately €1.1 billion, as well as Macquarie’s operational support functions, including staff.

2007

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

2006

On 1st November 2006, Barclays Bank PLC acquired the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation.

Disposals

2008

On 31st October 2008 Barclays completed the sale of Barclays Life Assurance Company Ltd to Swiss Reinsurance Company.

2007

On 4th April 2007, Barclays completed the sale of part of Monument, a credit card business.

On 24th September 2007, Barclays completed the sale of a 50% shareholding in Intelenet Global Services Pvt Ltd.

2006

On 1st January 2006, Barclays completed the sale of the Barclays South African branch business to Absa Group Limited. This consists of the Barclays Capital South African operations and Corporate and Business Banking activities previously carried out by the South African branch of Global Retail and Commercial Banking, together with the associated assets and liabilities.

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

Recent developments

On 2nd February 2009, Barclays completed the acquisition of PT Bank Akita, which was announced initially on 17th September 2008, following the approval of the Central Bank of Indonesia.

On 17th February 2009, Barclays announced that Barclays Capital will discontinue operations at its Equifirst subsidiary due to the market environment and strategic direction of the Group.

Barclays Annual Report 2008	189

Consolidated accounts Barclays PLC

Consolidated income statement

For the year ended 31st December

	Notes	2008 £m	2007 £m	2006 £m

Continuing operations
Interest income	2	28,010	25,308	21,805
Interest expense	2	(16,541)	(15,698)	(12,662)
Net interest income		11,469	9,610	9,143
Fee and commission income	3	9,489	8,678	8,005
Fee and commission expense	3	(1,082)	(970)	(828)
Net fee and commission income		8,407	7,708	7,177
Net trading income	4	1,329	3,759	3,614
Net investment income	4	680	1,216	962
Principal transactions		2,009	4,975	4,576
Net premiums from insurance contracts	5	1,090	1,011	1,060
Other income	6	377	188	214
Total income		23,352	23,492	22,170
Net claims and benefits incurred on insurance contracts	5	(237)	(492)	(575)
Total income net of insurance claims		23,115	23,000	21,595
Impairment charges and other credit provisions	7	(5,419)	(2,795)	(2,154)
Net income		17,696	20,205	19,441
Staff costs	8	(7,779)	(8,405)	(8,169)
Administration and general expenses	9	(5,666)	(4,141)	(3,914)
Depreciation of property, plant and equipment	23	(630)	(467)	(455)
Amortisation of intangible assets	22	(291)	(186)	(136)
Operating expenses		(14,366)	(13,199)	(12,674)
Share of post-tax results of associates and joint ventures	20	14	42	46
Profit on disposal of subsidiaries, associates and joint ventures	38	327	28	323
Gains on acquisitions	39	2,406	–	–
Profit before tax		6,077	7,076	7,136
Tax	10	(790)	(1,981)	(1,941)
Profit after tax		5,287	5,095	5,195
Profit attributable to minority interests	33	905	678	624
Profit attributable to equity holders of the parent		4,382	4,417	4,571
		5,287	5,095	5,195
		p	p	p

Earnings per share
Basic earnings per share	11	59.3	68.9	71.9
Diluted earnings per share	11	57.5	66.7	69.8
Interim dividend per ordinary share		11.5	11.50	10.50
Proposed final dividend per ordinary share	1	–	22.50	20.50

		£m	£m	£m
Interim dividend paid		906	768	666
Proposed final dividend	1	–	1,485	1,307

The Board of Directors approved the accounts set out on pages 179 to 284 on 5th March 2009.

The accompanying notes form an integral part of the Consolidated accounts.

190	Barclays Annual Report 2008

Consolidated balance sheet

As at 31st December

	Notes	2008 £m	2007 £m

Assets
Cash and balances at central banks		30,019	5,801
Items in the course of collection from other banks		1,695	1,836
Trading portfolio assets	12	185,637	193,691
Financial assets designated at fair value:
– held on own account	13	54,542	56,629
– held in respect of linked liabilities to customers under investment contracts	13	66,657	90,851
Derivative financial instruments	14	984,802	248,088
Loans and advances to banks	15	47,707	40,120
Loans and advances to customers	15	461,815	345,398
Available for sale financial investments	16	64,976	43,072
Reverse repurchase agreements and cash collateral on securities borrowed	17	130,354	183,075
Other assets	18	6,302	5,150
Current tax assets		389	518
Investments in associates and joint ventures	20	341	377
Goodwill	21	7,625	7,014
Intangible assets	22	2,777	1,282
Property, plant and equipment	23	4,674	2,996
Deferred tax assets	19	2,668	1,463

Total assets		2,052,980	1,227,361

Liabilities
Deposits from banks		114,910	90,546
Items in the course of collection due to other banks		1,635	1,792
Customer accounts		335,505	294,987
Trading portfolio liabilities	12	59,474	65,402
Financial liabilities designated at fair value	24	76,892	74,489
Liabilities to customers under investment contracts	13	69,183	92,639
Derivative financial instruments	14	968,072	248,288
Debt securities in issue		149,567	120,228
Repurchase agreements and cash collateral on securities lent	17	182,285	169,429
Other liabilities	25	12,640	10,499
Current tax liabilities		1,216	1,311
Insurance contract liabilities, including unit-linked liabilities	26	2,152	3,903
Subordinated liabilities	27	29,842	18,150
Deferred tax liabilities	19	304	855
Provisions	28	535	830
Retirement benefit liabilities	30	1,357	1,537

Total liabilities		2,005,569	1,194,885

Shareholders’ equity
Called up share capital	31	2,093	1,651
Share premium account	31	4,045	56
Other equity	31	3,652	–
Other reserves	32	2,793	874
Retained earnings	32	24,208	20,970
Less: treasury shares	32	(173)	(260)

Shareholders’ equity excluding minority interests		36,618	23,291
Minority interests	33	10,793	9,185

Total shareholders’ equity		47,411	32,476

Total liabilities and shareholders’ equity		2,052,980	1,227,361

The accompanying notes form an integral part of the Consolidated accounts.

Marcus Agius

Group Chairman

John Varley

Group Chief Executive

Christopher Lucas

Group Finance Director

Barclays Annual Report 2008	191

Consolidated accounts Barclays PLC

Consolidated statement of recognised income and expense

For the year ended 31st December

	2008 £m	2007 £m	2006 £m
Available for sale reserve:
– Net (losses)/gains from changes in fair value	(1,741)	484	87
– Losses transferred to net profit due to impairment	382	13	86
– Net gains transferred to net profit on disposal	(209)	(563)	(327)
– Net (gains)/losses transferred to net profit due to fair value hedging	(2)	68	14
Cash flow hedging reserve:
– Net gains/(losses) from changes in fair value	305	106	(437)
– Net losses/(gains) transferred to net profit	71	253	(50)
Currency translation differences	2,407	54	(781)
Tax	841	54	253
Other	(5)	22	25

Amounts included directly in equity	2,049	491	(1,130)
Profit after tax	5,287	5,095	5,195

Total recognised income and expense for the year	7,336	5,586	4,065

Attributable to:
Equity holders of the parent	6,213	4,854	3,682
Minority interests	1,123	732	383
	7,336	5,586	4, 065

192	Barclays Annual Report 2008

Consolidated cash flow statement

For the year ended 31st December

	2008 £m	2007 £m	2006 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	6,077	7,076	7,136
Adjustment for non-cash items:
Allowance for impairment	5,419	2,795	2,154
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	951	669	612
Other provisions, including pensions	804	753	558
Net profit from associates and joint ventures	(14)	(42)	(46)
Net profit on disposal of investments and property, plant and equipment	(371)	(862)	(778)
Net profit from disposal of associates and joint ventures	–	(26)	(263)
Net profit from disposal of subsidiaries	(327)	(2)	(60)
Net gains on acquisitions	(2,406)	–	–
Other non-cash movements	796	(1,133)	1,702
Changes in operating assets and liabilities:
Net increase in loans and advances to banks and customers	(58,431)	(77,987)	(27,385)
Net increase in deposits and debt securities in issue	77,743	90,589	46,944
Net (increase)/decrease in derivative financial instruments	(17,529)	(2,144)	1,196
Net decrease/(increase) in trading portfolio assets	26,919	(18,227)	(18,323)
Net (decrease)/increase in trading liabilities	(5,928)	(6,472)	310
Net decrease/(increase) in financial investments	5,229	(4,379)	1,538
Net (increase)/decrease in other assets	(3,008)	1,299	(1,527)
Net decrease in other liabilities	(477)	(1,071)	(1,580)
Tax paid	(1,731)	(1,583)	(2,141)

Net cash from operating activities	33,716	(10,747)	10,047
Purchase of available for sale financial investments	(57,756)	(26,899)	(47,086)
Proceeds from sale or redemption of available for sale financial investments	51,429	38,423	46,069
Purchase of intangible assets	(687)	(263)	(212)
Purchase of property, plant and equipment	(1,720)	(1,241)	(654)
Proceeds from sale of property, plant and equipment	799	617	786
Acquisitions of subsidiaries, net of cash acquired	(961)	(270)	(248)
Disposal of subsidiaries, net of cash disposed	238	383	(15)
Increase in investment in subsidiaries	(157)	(668)	(432)
Decrease in investment in subsidiaries	19	57	44
Acquisition of associates and joint ventures	(96)	(220)	(162)
Disposal of associates and joint ventures	137	145	739
Other cash flows associated with investing activities	–	–	17

Net cash from investing activities	(8,755)	10,064	(1,154)
Dividends paid	(3,047)	(2,559)	(2,215)
Proceeds of borrowings and issuance of debt securities	5,763	4,625	2,493
Repayments of borrowings and redemption of debt securities	(1,207)	(683)	(366)
Net issue of shares and other equity instruments	9,493	2,494	179
Repurchase of shares and other equity instruments	(173)	(1,802)	–
Net disposal/(purchase) of treasury shares	87	(48)	(31)

Net issue of shares to minority interests	1,356	1,331	632

Net cash from financing activities	12,272	3,358	692

Effect of exchange rates on cash and cash equivalents	(5,801)	(550)	562

Net increase in cash and cash equivalents	31,432	2,125	10,147

Cash and cash equivalents at beginning of year	33,077	30,952	20,805

Cash and cash equivalents at end of year	64,509	33,077	30,952
Cash and cash equivalents comprise:
Cash and balances at central banks	30,019	5,801	7,345
Loans and advances to banks	47,707	40,120	30,926
Less: non-cash amounts and amounts with original maturity greater than three months	(15,428)	(19,377)	(15,892)
	32,279	20,743	15,034
Available for sale treasury and other eligible bills	64,976	43,072	51,703
Less: non-cash and amounts with original maturity greater than three months	(62,876)	(41,688)	(50,684)
	2,100	1,384	1,019
Trading portfolio assets	185,637	193,691	177,867
Less: non-cash and amounts with original maturity greater than three months	(185,526)	(188,556)	(170,329)
	111	5,135	7,538
Other	–	14	16
	64,509	33,077	30,952

Interest received in 2008 was £41,017m (2007: £49,441m, 2006: £38,544m) and interest paid in 2008 was £38,975m (2007: £37,821m, 2006: £29,372m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £1,050m at 31st December 2008 (2007: £1,037m).

Barclays Annual Report 2008	193

Accounts of Barclays PLC

Parent company accounts

Income statement For the year ended 31st December	2008 £m	2007 £m	2006 £m
Dividends received from subsidiary	1,173	3,287	1,964
Interest income	7	4	4
Trading gain/(loss)	18	(13)	–
Other income	–	15	–
Management charge from subsidiary	(4)	(4)	(4)
Profit before tax	1,194	3,289	1,964
Tax	(1)	–	–

Profit after tax	1,193	3,289	1,964

The Company had no staff during the year (2007: nil, 2006: nil).

Balance sheet As at 31st December	Notes	2008 £m	2007 £m
Assets
Non-current assets
Investment in subsidiaries	40	15,340	10,391
Current assets
Cash and balances at central banks		–	671
Other assets		3,851	20

Total assets		19,191	11,082

Liabilities
Current liabilities
Amounts payable within one year		1	1

Shareholders’ equity
Called up share capital	31	2,093	1,651
Share premium account	31	4,045	56
Other equity	31	3,652	–
Capital redemption reserve	32	394	384
Retained earnings	32	9,006	8,990

Total shareholders’ equity		19,190	11,081

Total liabilities and shareholders’ equity		19,191	11,082

The accompanying notes form an integral part of the accounts.

Marcus Agius

Group Chairman

John Varley

Group Chief Executive

Christopher Lucas

Group Finance Director

194	Barclays Annual Report 2008

Statement of recognised income and expense For the year ended 31st December	2008 £m	2007 £m	2006 £m

Profit after tax	1,193	3,289	1,964

Total recognised income and expense for the year	1,193	3,289	1,964

Cash flow statement For the year ended 31st December	2008 £m	2007 £m	2006 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	1,194	3,289	1,964
Changes in operating assets and liabilities:
Net increase in other assets	(16)	(3)	(13)
Net decrease in other liabilities	–	(3)	–

Net cash from operating activities	1,178	3,283	1,951
Capital contribution to subsidiaries	(4,362)	(1,434)	–
Purchase of shares in subsidiaries	(16)	(316)	(179)
Liquidation of subsidiary	205	–	–

Net cash used in investing activities	(4,173)	(1,750)	(179)
Issue of shares and other equity instruments	4,911	2,494	179
Dividends paid	(2,414)	(2,129)	(1,814)
Repurchase of ordinary shares	(173)	(1,802)	–

Net cash from financing activities	2,324	(1,437)	(1,635)

Net (decrease)/increase in cash and cash equivalents	(671)	96	137

Cash and cash equivalents at beginning of year	671	575	438

Cash and cash equivalents at end of year	–	671	575

Cash and cash equivalents comprise:
Cash and balances at central banks	–	671	575

Net cash from operating activities includes:
Dividends received	1,173	3,287	1,964
Interest received	7	4	4
The parent company’s main activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC.

The Company was not exposed at 31st December 2008 or 2007 to significant risks arising from the financial instruments it holds; which comprised cash, balances with central banks, and other assets which had no credit or market risk.

Dividends received are treated as operating income.

Non-cash transactions

During the year Barclays Bank PLC issued £4,050m of Mandatorily Convertible Notes, which mandatorily convert into ordinary shares of Barclays PLC on or before 30th June 2009. Barclays PLC has the right to receive the Notes in the future; the fair value of which has been included in other assets, with a corresponding increase net of issue costs in other equity.

The accompanying notes form an integral part of the accounts.

Barclays Annual Report 2008	195

Notes to the accounts

For the year ended 31st December 2008

1 Dividends per share

As announced on 13th October 2008, the Board of Barclays has concluded that it would not be appropriate to recommend the payment of a final dividend for 2008. The final dividend for 2007 of £1,485m is accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2008.

2 Net interest income

	2008 £m	2007 £m	2006 £m
Cash and balances with central banks	174	145	91
Available for sale investments	2,355	2,580	2,811
Loans and advances to banks	1,267	1,416	903
Loans and advances to customers	23,754	19,559	16,290
Other	460	1,608	1,710

Interest income	28,010	25,308	21,805
Deposits from banks	(2,189)	(2,720)	(2,819)
Customer accounts	(6,697)	(4,110)	(3,076)
Debt securities in issue	(5,910)	(6,651)	(5,282)
Subordinated liabilities	(1,349)	(878)	(777)
Other	(396)	(1,339)	(708)

Interest expense	(16,541)	(15,698)	(12,662)

Net interest income	11,469	9,610	9,143

Interest income includes £135m (2007: £113m, 2006: £98m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

3 Net fee and commission income

	2008 £m	2007 £m	2006 £m

Fee and commission income
Brokerage fees	87	109	70
Investment management fees	1,616	1,787	1,535
Securities lending	389	241	185
Banking and credit related fees and commissions	7,208	6,363	6,031
Foreign exchange commissions	189	178	184

Fee and commission income	9,489	8,678	8,005

Fee and commission expense	(1,082)	(970)	(828)

Net fee and commission income	8,407	7,708	7,177

196	Barclays Annual Report 2008

4 Principal transactions

	2008 £m	2007 £m	2006 £m
Rates related business	4,751	4,162	2,848
Credit related business	(3,422)	(403)	766

Net trading income	1,329	3,759	3,614

Net gain from disposal of available for sale assets	212	560	307
Dividend income	196	26	15
Net gain from financial instruments designated at fair value	33	293	447
Other investment income	239	337	193

Net investment income	680	1,216	962

Principal transactions	2,009	4,975	4,576

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to fair value, together with the interest income earned from these instruments and the related funding cost.

Of the total net trading income, a £2,096m net loss (2007: £116m loss, 2006: £1,427m gain) was made on the purchase and sale of securities and the revaluation of both securities and derivatives. This included a £1,272m gain (2007: £640m, 2006: £480m) that was earned in foreign exchange dealings.

The net loss on financial assets designated at fair value included within principal transactions was £6,602m (2007: £78m gain, 2006: £489m gain) of which losses of £6,635m (2007: £215m loss, 2006: £42m gain) were included in net trading income and gains of £33m (2007: £293m, 2006: £447m) were included in net investment income.

The net gain on financial liabilities designated at fair value included within principal transactions was £3,328m (2007: £231m loss, 2006: £920m loss) all of which was included within net trading income.

Net trading income includes the net gain from widening of credit spreads relating to Barclays Capital issued structured notes held at fair value was £1,663m (2007: £658m, 2006: £nil).

5 Insurance premiums and insurance claims and benefits

	2008 £m	2007 £m	2006 £m
Gross premiums from insurance contracts	1,138	1,062	1,108
Premiums ceded to reinsurers	(48)	(51)	(48)

Net premiums from insurance contracts	1,090	1,011	1,060

	2008 £m	2007 £m	2006 £m
Gross claims and benefits incurred on insurance contracts	263	520	588
Reinsurers’ share of claims incurred	(26)	(28)	(13)

Net claims and benefits incurred on insurance contracts	237	492	575

6 Other income

	2008 £m	2007 £m	2006 £m
(Decrease)/increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	(10,422)	5,592	7,417
Decrease/(increase) in liabilities to customers under investment contracts	10,422	(5,592)	(7,417)
Property rentals	73	53	55
Other income	304	135	159

Other income	377	188	214

Included in other income are sub-lease rentals of £18m (2007: £18m, 2006: £18m), and in 2008 only is a £47m gain from the Visa IPO.

Barclays Annual Report 2008	197

Notes to the accounts

For the year ended 31st December 2008

7 Impairment charges and other credit provisions

	2008 £m	2007 £m	2006 £m
Impairment charges on loans and advances
– New and increased impairment allowances	5,116	2,871	2,722
– Releases	(358)	(338)	(389)
– Recoveries	(174)	(227)	(259)
Impairment charges on loans and advances	4,584	2,306	2,074
Charge/(release) in respect of provision for undrawn contractually committed facilities and guarantees provided	329	476	(6)
Impairment charges on loans and advances and other credit provisions	4,913	2,782	2,068
Impairment charges on re verse repurchase agreements	124	–	–
Impairment on available for sale assets	382	13	86

Impairment charges and other credit provisions	5,419	2,795	2,154

An analysis of the impairment charges by class of financial instrument is included in Note 47.

8 Staff costs

	2008 £m	2007 £m	2006 £m
Salaries and accrued incentive payments	6,273	6,993	6,635
Social security costs	464	508	502
Pension costs – defined contribution plans	237	141	128
Pension costs – defined benefit plans (Note 30)	89	150	282
Other post-retirement benefits (Note 30)	1	10	30
Other	715	603	592

Staff costs	7,779	8,405	8,169

Included in salaries and incentive payments is £257m (2007: £551m, 2006: £640m) arising from equity settled share-based payments, of which £23m (2007: £60m, 2006: £78m) is a charge related to options-based schemes. Also included is £3m (2007: £8m, 2006: £6m) arising from cash settled share-based payments.

The average number of persons employed by the Group worldwide during the year was 151,500 (2007: 128,900, 2006: 118,600).

9 Administration and general expenses

	2008 £m	2007 £m	2006 £m
Administrative expenses	5,153	3,978	3,980
Impairment charges/(releases)
– property and equipment (Note 23)	33	2	14
– intangible assets (Note 22)	(3)	14	7
– goodwill (Note 21)	111	–	–
Operating lease rentals	520	414	345
Gain on property disposals	(148)	(267)	(432)

Administration and general expenses	5,666	4,141	3,914

Auditors’ remuneration

	2008
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	20	–	–	–	20
Other services supplied pursuant to such legislation	–	2			2
Other services relating to taxation	–	–	10	–	10
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	3	3
Other	–	4	–	1	5

Total auditors’ remuneration	32	6	10	4	52

198	Barclays Annual Report 2008

9 Administration and general expenses (continued)

	2007
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m

Audit of the Group’s annual accounts	7	–	–	–	7

Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	12	–	–	–	12
Other services supplied pursuant to such legislation	6	2	–	–	8
Other services relating to taxation	–	–	8	–	8
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	5	5
Other	–	2	–	2	4

Total auditors’ remuneration	25	4	8	7	44

	2006
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m

Audit of the Group’s annual accounts	7	–	–	–	7

Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	11	–	–	–	11
Other services supplied pursuant to such legislation	10	1	–	–	11
Other services relating to taxation	–	–	6	–	6
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	–	–	–	4	4
Other	–	4	–	1	5

Total auditors’ remuneration	28	5	6	5	44

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £3m (2007: £2m, 2006: £2m).

Fees payable for the audit of the Company’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. The fees relating to the audit of the associated pension schemes were £0.2m (2007: £0.3m, 2006: £0.3m).

Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In 2008 fees paid for reporting under section 404 are not separately identifiable from the fees of the audit of the Group’s annual accounts and the Company’s associates. In addition, other services include Section 404 advisory, reporting accountant work for capital raising, securitisations and services relating to acquisition activities.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

10 Tax

The charge for tax is based upon the UK corporation tax rate of 28.5% (2007: 30%, 2006: 30%) and comprises:

	2008 £m	2007 £m	2006 £m

Current tax charge/(credit)
Current year	1,563	2,385	1,929
Adjustment for prior years	97	(11)	8

	1,660	2,374	1,937

Deferred tax (credit)/charge
Current year	(597)	(367)	(16)
Adjustment for prior years	(273)	(26)	20

	(870)	(393)	4

Total charge/(credit)	790	1,981	1,941

Barclays Annual Report 2008	199

Notes to the accounts

For the year ended 31st December 2008

10 Tax (continued)

The effective tax rate for the years 2008, 2007 and 2006 is lower than the standard rate of corporation tax in the UK of 28.5% (2007: 30%, 2006: 30%). The differences are set out below:

	2008 £m	2007 £m	2006 £m

Profit before tax	6,077	7,076	7,136
Tax charge at standard UK corporation tax rate of 28.5% (2007: 30%, 2006: 30%)	1,732	2,123	2,141
Adjustment for prior years	(176)	(37)	24
Differing overseas tax rates	215	(77)	(17)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(833)	(136)	(393)
Share-based payments	229	72	27
Deferred tax assets not previously recognised	(514)	(158)	(4)
Change in tax rates	(1)	24	4
Other non-allowable expenses	138	170	159

Overall tax charge	790	1,981	1,941

Effective tax rate	13%	28%	27%

The effective rate of tax for 2008, based on profit before tax, was 13% (2007: 28%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition. Under IFRS the gain on acquisition of £2,262m is calculated net of deferred tax liabilities included in the acquisition balance sheet and is thus not subject to further tax in calculating the tax charge for the year. Furthermore, Barclays has tax losses previously unrecognised as a deferred tax asset but capable of sheltering part of this deferred tax liability. This gives rise to a tax benefit of £492m which, in accordance with IAS 12, is included as a credit within the tax charge for the year. The effective rate has been adversely impacted by the effect of the fall in the Barclays share price on the deferred tax asset recognised on share awards. In common with prior years there have been offsetting adjustments relating to different overseas tax rates, disallowable expenditure and non taxable gains and income.

11 Earnings per share

	2008 £m	2007 £m	2006 £m

Profit attributable to equity holders of parent	4,382	4,417	4,571
Dilutive impact of convertible options	(24)	(25)	(30)

Profit attributable to equity holders of parent including dilutive impact of convertible options	4,358	4,392	4,541

	2008 million	2007 million	2006 million

Basic weighted average number of shares in issue	7,389	6,410	6,357
Number of potential ordinary shares	188	177	150

Diluted weighted average number of shares	7,577	6,587	6,507

	p	p	p

Basic earnings per share	59.3	68.9	71.9
Diluted earnings per share	57.5	66.7	69.8

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding own shares held in employee benefits trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in the year ended 31st December 2008 reflects 1,802 million shares issued during the year and the 2,642 million shares that will be issued following conversion in full of the Mandatorily Convertible Notes, included from the date of issue and the date the contract was entered into respectively. As a result, the weighted average number of shares in issue in the year ended 31st December 2008 was increased by 1,034 million shares as a result of this increase.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 188 million (2007: 177 million, 2006: 150 million).

Of the total number of employee share options and share awards at 31st December 2008, 64 million were anti-dilutive (2007: nil, 2006: 5 million).

Subsequent to the balance sheet date, the Group continued to make on-market purchases of treasury shares under its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

200	Barclays Annual Report 2008

12 Trading portfolio

	2008 £m	2007 £m

Trading portfolio assets
Treasury and other eligible bills	4,544	2,094
Debt securities	148,686	152,778
Equity securities	30,535	36,307
Traded loans	1,070	1,780
Commodities	802	732

Trading portfolio assets	185,637	193,691

Trading portfolio liabilities
Treasury and other eligible bills	(79)	(486)
Debt securities	(44,309)	(50,506)
Equity securities	(14,919)	(13,702)
Commodities	(167)	(708)

Trading portfolio liabilities	(59,474)	(65,402)

13 Financial assets designated at fair value

Held on own account

	2008 £m	2007 £m
Loans and advances	30,187	23,491
Debt securities	8,628	24,217
Equity securities	6,496	5,376
Other financial assets	9,231	3,545

Financial assets designated at fair value – held on own account	54,542	56,629

The maximum exposure to credit risk on loans and advances designated at fair value at 31st December 2008 was £30,187m (2007: £23,491m). The amount by which related credit derivatives and similar instruments mitigate the exposure to credit risk at 31st December was £2,084m (2007: £2,605m).

The net loss attributable to changes in credit risk for loans and advances designated at fair value was £2,550m in 2008 (2007: £401m). The gains on related credit derivatives was £519m for the year (2007: £4m loss).

The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value since initial recognition is £2,149m at 31st December 2008 (2007: £401m). The cumulative change in fair value of related credit derivatives at 31st December 2008 is £523m (2007: £4m).

Held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	2008 £m	2007 £m
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts	66,657	90,851
Cash and bank balances within the portfolio	2,526	1,788

Assets held in respect of linked liabilities to customers under investment contracts	69,183	92,639

Liabilities to customers under investment contracts	(69,183)	(92,639)

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

The Group is therefore not exposed to the financial risks – market risk, credit risk and liquidity risk – inherent in the investments and they are omitted from the disclosures on financial risks in Notes 47 to 49.

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

Barclays Annual Report 2008	201

Notes to the accounts

For the year ended 31st December 2008

14 Derivative financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in Note 46 to Note 49.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

	2008			2007
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December Derivatives held for trading		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,374,108	44,631	(46,371)	1,041,781	11,381	(11,629)
Currency swaps	828,983	47,077	(53,116)	562,682	15,617	(14,676)
OTC options bought and sold	426,739	15,405	(14,331)	464,575	3,350	(3,995)

OTC derivatives	2,629,830	107,113	(113,818)	2,069,038	30,348	(30,300)
Exchange traded futures – bought and sold	8,008	–	–	139,199	–	–
Exchange traded options – bought and sold	1,295	–	–	132	–	–

Foreign exchange derivatives	2,639,133	107,113	(113,818)	2,208,369	30,348	(30,300)

Interest rate derivatives
Interest rate swaps	17,624,591	498,661	(496,292)	11,758,215	111,746	(110,680)
Forward rate agreements	4,377,619	8,853	(8,224)	1,960,106	755	(738)
OTC options bought and sold	5,598,960	105,743	(101,005)	3,776,600	27,337	(26,944)

OTC derivatives	27,601,170	613,257	(605,521)	17,494,921	139,838	(138,362)
Exchange traded futures – bought and sold	586,312	–	–	903,516	–	–
Exchange traded options – bought and sold	276,752	–	–	269,095	102	(64)
Exchange traded swaps	9,411,001	–	–	4,941,417	–	–

Interest rate derivatives	37,875,235	613,257	(605,521)	23,608,949	139,940	(138,426)
Credit derivatives
Swaps	4,129,244	184,072	(170,011)	2,472,249	38,696	(35,814)

Equity and stock index derivatives
OTC options bought and sold	180,157	19,576	(19,998)	145,399	11,293	(15,743)
Equity swaps and forwards	51,267	3,432	(2,819)	36,149	1,057	(1,193)

OTC derivatives	231,424	23,008	(22,817)	181,548	12,350	(16,936)
Exchange traded futures – bought and sold	38,340	–	–	31,519	–	–
Exchange traded options – bought and sold	121,712	5,551	(3,109)	30,930	848	(2,200)

Equity and stock index derivatives	391,476	28,559	(25,926)	243,997	13,198	(19,136)

Commodity derivatives
OTC options bought and sold	78,680	6,565	(10,261)	95,032	4,496	(4,720)
Commodity swaps and forwards	407,015	38,316	(35,556)	276,102	19,075	(18,039)

OTC derivatives	485,695	44,881	(45,817)	371,134	23,571	(22,759)
Exchange traded futures – bought and sold	165,564	3,953	(2,745)	228,465	–	–
Exchange traded options – bought and sold	54,435	161	(233)	66,732	1,197	(943)

Commodity derivatives	705,694	48,995	(48,795)	666,331	24,768	(23,702)

Derivative assets/(liabilities) held for trading	45,740,782	981,996	(964,071)	29,199,895	246,950	(247,378)

202	Barclays Annual Report 2008

14 Derivative financial instruments (continued)

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

	2008			2007
	Notional	Fair value		Notional	Fair value
Year ended 31st December Derivatives held for risk management	contract amount £m	Assets £m	Liabilities £m	contract amount £m	Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Currency swaps	586	–	(271)	–	–	–
Interest rate swaps	60,669	1,013	(1,011)	38,453	239	(437)
Equity options	400	–	(154)	54	41	–
Forward foreign exchange	1,871	309	(354)	2,256	178	–
Exchange traded interest rate swaps	20,028	–	–	14,529	–	–

Derivatives designated as cash flow hedges	83,554	1,322	(1,790)	55,292	458	(437)

Derivatives designated as fair value hedges
Currency swaps	2,666	283	(105)	4,299	81	(75)
Interest rate swaps	14,010	1,052	(357)	18,450	323	(195)
Equity options	259	124	(110)	1,203	58	(58)
Exchange traded interest rate swaps	18,767	–	–	–	–	–

Derivatives designated as fair value hedges	35,702	1,459	(572)	23,952	462	(328)

Derivatives designated as hedges of net investments
Forward foreign exchange	2,019	4	(76)	4,223	31	(57)
Currency swaps	3,675	21	(1,563)	8,397	187	(88)

Derivatives designated as hedges of net investment	5,694	25	(1,639)	12,620	218	(145)

Derivative assets/(liabilities) held for risk management	124,950	2,806	(4,001)	91,864	1,138	(910)

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

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

	2008			2007
Year ended 31st December	Notional	Fair value		Notional	Fair value
	contract amount £m	Assets £m	Liabilities £m	contract amount £m	Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	45,740,782	981,996	(964,071)	29,199,895	246,950	(247,378)
Total derivative assets/(liabilities) held for risk management	124,950	2,806	(4,001)	91,864	1,138	(910)

Derivative assets/(liabilities)	45,865,732	984,802	(968,072)	29,291,759	248,088	(248,288)

Derivative assets and liabilities subject to counterparty netting agreements amounted to £862bn (2007: £199bn). Additionally, the Group held £55bn (2007: £17bn) of collateral against the net derivative assets exposure.

Barclays Annual Report 2008	203

Notes to the accounts

For the year ended 31st December 2008

14 Derivative financial instruments (continued)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	2008
	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
Forecast receivable cash flows	2,569	875	586	596	347	127	38
Forecast payable cash flows	974	275	166	175	145	123	90

	2007
	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
Forecast receivable cash flows	4,329	1,593	987	903	535	254	57
Forecast payable cash flows	2,121	394	369	335	283	244	496

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is seven years (2007: ten years).

All gains or losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

A gain of £2,439m on hedging instruments was recognised in relation to fair value hedges in net interest income (2007: £66m loss). A loss of £2,423m on the hedged items was recognised in relation to fair value hedges in net interest income (2007: £70m gain).

Ineffectiveness recognised in relation to cash flow hedges in net interest income was a gain of £14m (2007: £21m). Ineffectiveness recognised in relation to hedges of net investment was a gain of £2m (2007: £4m).

15 Loans and advances to banks and customers

	2008 £m	2007 £m
Gross loans and advances to banks	47,758	40,123
Less: Allowance for impairment	(51)	(3)

Loans and advances to banks	47,707	40,120

Gross loans and advances to customers	468,338	349,167
Less: Allowance for impairment	(6,523)	(3,769)

Loans and advances to customers	461,815	345,398

204	Barclays Annual Report 2008

16 Available for sale financial investments

	2008 £m	2007 £m
Debt securities	58,831	38,673
Treasury bills and other eligible bills	4,003	2,723
Equity securities	2,142	1,676

Available for sale financial investments	64,976	43,072

Movement in available for sale financial investments	2008 £m	2007 £m
At beginning of year	43,072	51,703
Exchange and other adjustments	14,275	1,499
Acquisitions and transfers	59,703	26,920
Disposals (through sale and redemption)	(50,501)	(37,498)
(Losses)/gains from changes in fair value recognised in equity	(1,174)	486
Impairment	(382)	(13)
Amortisation of discounts/premium	(17)	(25)

At end of year	64,976	43,072

17 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

Amounts included in the balance sheet and reported on a net basis where the Group has the intention and the legal ability to settle net or realise simultaneously were as follows:

(a)	Reverse repurchase agreements and cash collateral on securities borrowed

Amounts advanced to counterparties under reverse repurchase agreements and cash collateral provided under stock borrowing agreements are treated as collateralised loans receivable. The related securities purchased or borrowed subject to an agreement with the counterparty to repurchase them are not recognised on balance sheet where the risks and rewards of ownership remain with the counterparty.

	2008 £m	2007 £m
Banks	55,471	86,710
Customers	74,883	96,365
Reverse repurchase agreements and cash collateral held on securities borrowed	130,354	183,075

(b)	Repurchase agreements and cash collateral on securities lent

Securities that are not recorded on the balance sheet (for example, securities that have been obtained as a result of reverse repurchase and stock borrow transactions) may also be lent or sold subject to a commitment to repurchase – such securities remain off-balance sheet. In both instances, amounts received from counterparty are treated as liabilities, which at 31st December were as follows:

	2008 £m	2007 £m
Banks	87,403	97,297
Customers	94,882	72,132
Repurchase agreements and cash collateral on securities lent	182,285	169,429

18 Other assets

	2008 £m	2007 £m
Sundry debtors	4,814	4,042
Prepayments	882	551
Accrued income	483	400
Reinsurance assets	123	157
Other assets	6,302	5,150

Included in the above are balances of £4,704m (2007: £3,859m) expected to be recovered within no more than 12 months after the balance sheet date; and balances of £1,598m (2007: £1,291m) expected to be recovered more than 12 months after the balance sheet date.

Other assets include £3,096m (2007: £3,966m) of receivables which meet the definition of financial assets.

Barclays Annual Report 2008	205

Notes to the accounts

For the year ended 31st December 2008

19 Deferred tax

The components of deferred taxes disclosed on the balance sheet are as follows:

	2008 £m	2007 £m
Deferred tax liability	304	855
Deferred tax asset	2,668	1,463
Net deferred tax	2,364	608

Deferred taxes are calculated on all temporary differences under the liability method. The movement on the deferred tax account is as follows:

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Pensions and other retirement benefits £m	Allowance for impairment on loans £m	Other provisions £m	Tax losses carried forward £m	Share based payments £m	Other £m	Total £m
Liabilities	(803)	(101)	(51)	–	–	–	–	–	(771)	(1,726)
Assets	–	–	44	491	108	377	215	428	671	2,334
At 1st January 2008	(803)	(101)	(7)	491	108	377	215	428	(100)	608
Income statement	124	8	5	(90)	223	(10)	598	(215)	227	870
Equity	–	103	(161)	–	–	–	750	(33)	(13)	646
Acquisitions and disposals	(195)	–	–	–	–	56	–	75	(211)	(275)
Exchange and other adjustments	16	1	41	2	25	109	96	87	138	515

	(858)	11	(122)	403	356	532	1,659	342	41	2,364
Liabilities	(945)	(46)	(368)	–	–	–	–	–	(1,075)	(2,434)
Assets	87	57	246	403	356	532	1,659	342	1,116	4,798

At 31st December 2008	(858)	11	(122)	403	356	532	1,659	342	41	2,364

Liabilities	(705)	(116)	–	–	–	–	–	–	(702)	(1,523)
Assets	–	–	91	622	69	436	1	380	406	2,005
At 1st January 2007	(705)	(116)	91	622	69	436	1	380	(296)	482
Income statement	(118)	1		(96)	28	165	214	100	99	393
Equity	–	13	(132)	–	–	–	–	(63)	(125)	(307)
Acquisitions and disposals	–	–	–	–	–	45	–	–	(12)	33
Exchange and other adjustments	20	1	34	(35)	11	(269)	–	11	234	7

	(803)	(101)	(7)	491	108	377	215	428	(100)	608
Liabilities	(803)	(101)	(51)	–	–	–	–	–	(771)	(1,726)
Assets	–	–	44	491	108	377	215	428	671	2,334

At 31st December 2007	(803)	(101)	(7)	491	108	377	215	428	(100)	608

The amount of deferred tax liability expected to be settled after more than 12 months is £1,949m (2007: £1,468m).

The amount of deferred tax asset expected to be recovered after more than 12 months is £4,593m (2007: £1,950m).

The deferred tax assets balance includes £2,139m (2007: £450m) which is the excess deferred tax assets over deferred tax liabilities in entities which have suffered a loss in either the current or prior year. This is based on management assessment that it is probable that the relevant entities will have taxable profits against which the temporary differences can be utilised.

Deferred tax assets have not been recognised in respect of deductible temporary differences (gross) £9m (2007: £247m), unused tax losses (gross) of £4,083m (2007: £1,683m) and unused tax credits of £46m (2007: £126m). The following tax losses expire: £3,854m in 2028. The other tax losses, tax credits and temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise benefits. The unused tax losses include amounts relating to non-UK branches of Barclays Bank PLC where the future tax benefit might be restricted to the amount in excess of the UK rate.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £8,429m (2007: £5,722m).

206	Barclays Annual Report 2008

20 Investments in associates and joint ventures

Share of net assets

	Associates		Joint ventures		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m

At beginning of year	90	74	287	154	377	228
Share of results before tax	25	35	(6)	10	19	45
Share of tax	(3)	(2)	(2)	(1)	(5)	(3)

Share of post-tax results	22	33	(8)	9	14	42
New investments	6	7	27	8	33	15
Acquisitions	62	56	1	150	63	206
Disposals	(20)	(47)	(117)	(72)	(137)	(119)
Exchange and other adjustments	15	(33)	(24)	38	(9)	5

At end of year	175	90	166	287	341	377

Goodwill included above:

	Associates		Joint ventures		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m

Cost

At beginning of year	–	1	27	40	27	41
Disposals	–	(1)	–	(16)	–	(17)
Exchange and other adjustments	–	–	4	3	4	3

At end of year	–	–	31	27	31	27

The Group has investments in two associates listed on the Johannesburg Stock Exchange. The fair value of the Group’s investment in Ambit Properties Limited is £51m (2007: £42m) and in Pinnacle Point Group Limited, acquired during 2008, is £60m.

Acquisitions of joint ventures and associates

During the year the Group made additional investments in associates and joint ventures for aggregate cash consideration of £96m (2007: £221m), including new associates and joint ventures amounting to £63m (2007: £206m) primarily relating to Pinnacle Point Group Limited.

Summarised financial information for the Group’s associates and joint ventures is set out below:

	2008		2007
	Associates £m	Joint ventures £m	Associates £m	Joint ventures £m
Property, plant and equipment	788	104	588	632
Financial investments	124	–	239	8
Loans to banks and customers	271	2,883	516	2,372
Other assets	1,343	418	1,387	314

Total assets	2,526	3,405	2,730	3,326
Deposits from banks and customers	1,376	2,207	1,515	2,189
Other liabilities	985	890	902	458
Shareholders’ equity	165	308	313	679

Total liabilities	2,526	3,405	2,730	3,326

Net income	859	357	528	340

Operating expenses	(732)	(364)	(404)	(292)

Profit/(loss) before tax	127	(7)	124	48

Profit/(loss) after tax	52	(11)	104	40

The amounts included above, which include the entire assets, liabilities and net income of the investees, not just the Group’s share, are based on accounts made up to 31st December 2008 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

Associates and joint ventures in 2008 includes £1,651m (2007: £1,728m) of assets, £1,525m (2007: £1,537m) of liabilities and £9m (2007: £18m) of profit after tax in associates and joint ventures within the Absa Group.

The Group’s share of commitments and contingencies of its associates and joint ventures is £nil (2007: £6m).

Barclays Annual Report 2008	207

Notes to the accounts

For the year ended 31st December 2008

21 Goodwill

	2008 £m	2007 £m

Net book value
At beginning of year	7,014	6,092
Acquisitions	400	879
Disposals	(10)	(17)
Impairment charge	(111)	–
Exchange and other adjustments	332	60

At end of year	7,625	7,014

Goodwill is allocated to business operations according to business segments identified by the Group under IFRS 8, as follows:

	2008 £m	2007 £m

UK Retail Banking	3,139	3,138
Barclays Commercial Bank	10	9
Barclaycard	413	408
GRCB – Western Europe	705	551
GRCB – Emerging Markets	292	45
GRCB – Absa	1,084	1,062
Barclays Capital	95	147
Barclays Global Investors	1,496	1,261
Barclays Wealth	391	393

Goodwill	7,625	7,014

Goodwill is reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount.

Impairment testing of goodwill

The recoverable amount of each operation’s goodwill is based on value-in-use or fair value less costs to sell calculations. The calculations are based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the cash generating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance.

At 31st December 2008, the goodwill allocated to UK Retail Banking was £3,139m (2007: £3,138m) including £3,130m (2007: £3,130m) relating to Woolwich, the goodwill allocated to GRCB – Absa was £1,084m (2007: £1,062m) and the goodwill allocated to Barclays Global Investors was £1,496m (2007: £1,261m). The remaining aggregate of goodwill of £1,915m (2007: £1,561m) consists of balances relating to multiple business operations which are not considered individually significant.

Goodwill impairment of £111m (2007: £nil) reflects the full write-down of £74m relating to EquiFirst, a US non-prime mortgage originator and a partial write-down of £37m relating to FirstPlus following its closure to new business in August 2008.

Key assumptions used in impairment testing for significant goodwill

UK Retail Banking

The recoverable amount of UK Retail Banking has been determined based on a value in use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a three year period, and a discount rate of 17.48%. For the purposes of the calculations, cash flows beyond that period have been extrapolated using a steady 3% growth rate. The growth rate does not exceed the long-term average growth rate for the market in which UK Retail Banking operates. Management believes that any reasonable possible change in the key assumptions on which UK Retail Banking’s recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

Global Retail and Commercial Banking – Absa

The recoverable amount of GRCB – Absa has been determined based on a value in use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a three year period, and a discount rate of 14.10%. For the purposes of the calculations, cash flows beyond that period have been extrapolated using a growth rate of 8% to cash flows for the two years 2012 to 2013, and a rate of 6% for the ten years 2014 to 2023. The growth rate does not exceed the long-term average growth rate for the market in which GRCB – Absa operates. Management believes that any reasonable possible change in the key assumptions on which GRCB – Absa’s recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

Barclays Global Investors

The recoverable amount of BGI has been determined based on a fair value methodology approach which includes both a discounted cash flow valuation and comparable company valuation multiples based on revenue, EBITDA and assets under management. The calculation uses earnings projections based on financial budgets approved by management covering a three year period and a discount rate of 11.5%. For the purposes of the calculations, cash flows beyond that period have been extrapolated using growth rates of between 2% and 11% for cash flows from 2012 to 2017, and a terminal growth factor of 4% for 2018 and beyond. The growth rate does not exceed the long-term average growth rate for the market in which BGI operates. Management believes that any reasonable possible change in the key assumptions on which BGI’s recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

208	Barclays Annual Report 2008

22 Intangible assets

	2008
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m

Cost
At 1st January 2008	388	188	244	149	524	126	161	1,780
Acquisitions	–	127	17	6	992	–	210	1,352
Additions/disposals	274	5	–	–	–	–	3	282
Exchange and other adjustments	59	8	–	–	49	47	52	215

At 31st December 2008	721	328	261	155	1,565	173	426	3,629

Accumulated amortisation and impairment
At 1st January 2008	(163)	(57)	(37)	(38)	(101)	(64)	(38)	(498)
Disposals	11	7	–	–	–	–	–	18
Amortisation charge	(86)	(33)	(14)	(15)	(62)	(22)	(59)	(291)
Impairment release	3	–	–	–	–	–	–	3
Exchange and other adjustments	(49)	14	(1)	(2)	(9)	(30)	(7)	(84)

At 31st December 2008	(284)	(69)	(52)	(55)	(172)	(116)	(104)	(852)

Net book value	437	259	209	100	1,393	57	322	2,777

	2007
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m

Cost
At 1st January 2007	267	123	242	145	467	122	140	1,506
Acquisitions	–	–	–	–	54	–	23	77
Additions	118	56	–	3	–	4	–	181
Exchange and other adjustments	3	9	2	1	3	–	(2)	16

At 31st December 2007	388	188	244	149	524	126	161	1,780

Accumulated amortisation and impairment
At 1st January 2007	(116)	(29)	(24)	(22)	(64)	(10)	(26)	(291)
Amortisation charge	(45)	(13)	(11)	(15)	(36)	(54)	(12)	(186)
Impairment charge	–	(14)	–	–	–	–	–	(14)
Exchange and other adjustments	(2)	(1)	(2)	(1)	(1)	–	–	(7)

At 31st December 2007	(163)	(57)	(37)	(38)	(101)	(64)	(38)	(498)

Net book value	225	131	207	111	423	62	123	1,282

The impairment release detailed above has been included within other operating expenses.

Barclays Annual Report 2008	209

Notes to the accounts

For the year ended 31st December 2008

23 Property, plant and equipment

	2008				2007
	Property £m	Equipment £m	Operating leased assets £m	Total £m	Property £m	Equipment £m	Operating leased assets £m	Total £m

Cost
At 1st January	2,451	2,995	413	5,859	2,154	2,429	365	4,948
Acquisitions and disposals	992	218	–	1,210	5	13	–	18
Additions	493	846	126	1,465	506	638	105	1,249
Disposals	(485)	(276)	(235)	(996)	(241)	(112)	(57)	(410)
Fully depreciated assets written off	(15)	(7)	–	(22)	(1)	(8)	–	(9)
Exchange and other adjustments	188	168	–	356	28	35	–	63

At 31st December	3,624	3,944	304	7,872	2,451	2,995	413	5,859

Accumulated depreciation and impairment
At 1st January	(1,044)	(1,804)	(15)	(2,863)	(993)	(1,454)	(9)	(2,456)
Acquisitions and disposals	(8)	(12)	–	(20)	(1)	(7)	–	(8)
Depreciation charge	(124)	(475)	(31)	(630)	(91)	(370)	(6)	(467)
Impairment charge	–	(33)	–	(33)	(2)	–	–	(2)
Disposals	168	185	3	356	58	37	–	95
Fully depreciated assets written off	15	7	–	22	1	8	–	9
Exchange and other adjustments	(18)	(12)	–	(30)	(16)	(18)	–	(34)

At 31st December	(1,011)	(2,144)	(43)	(3,198)	(1,044)	(1,804)	(15)	(2,863)

Net book value	2,613	1,800	261	4,674	1,407	1,191	398	2,996

Operating leased assets represent assets such as plant and equipment leased to customers under operating leases.

Certain of the Group’s equipment is held on finance leases. See Note 37.

210	Barclays Annual Report 2008

24 Financial liabilities designated at fair value

	2008		2007
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	61,297	69,197	52,320	62,167
Deposits	10,518	10,109	17,319	18,140
Other	5,077	6,761	4,850	6,239

Financial liabilities designated at fair value	76,892	86,067	74,489	86,546

At 31st December 2008, the own credit adjustment arose from the fair valuation of £54.5bn of Barclays Capital structured notes (2007: £40.7bn). The widening of Barclays credit spreads in the year affected the fair value of these notes and as a result revaluation gains of £1,663m were recognised in trading income (2007: £658m).

25 Other liabilities

	2008 £m	2007 £m
Accruals and deferred income	6,495	6,075
Sundry creditors	6,049	4,341
Obligations under finance leases (Note 37)	96	83
Other liabilities	12,640	10,499

Included in the above are balances of £11,068m (2007: £9,043m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,572m (2007: £1,456m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income included £nil (2007: £102m) in relation to deferred income from investment contracts and £nil (2007: £677m) in relation to deferred income from insurance contracts.

Barclays Annual Report 2008	211

Notes to the accounts

For the year ended 31st December 2008

26 Insurance assets and liabilities

Insurance assets

Reinsurance assets are £123m (2007: £157m) and relate principally to the Group’s long-term business. Reinsurers’ share of provisions relating to the Group’s short-term business are £32m (2007: £94m). The reinsurance assets expected to be recovered after more than one year are £91m (2007: £63m).

Insurance contract liabilities including unit-linked liabilities

Insurance liabilities comprise the following:

	2008 £m	2007 £m

Insurance contract liabilities:
– linked liabilities	125	1,398
– non-linked liabilities	1,908	2,347
Provision for claims	119	158

Insurance contract liabilities including unit-linked liabilities	2,152	3,903

Insurance contract liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £73m (2007: £174m).

Movements in insurance liabilities and reinsurance assets

Movements in insurance assets and insurance contract liabilities were as follows:

	2008			2007
	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m

At beginning of year	3,903	(157)	3,746	3,878	(172)	3,706
Change in year	(1,751)	34	(1,717)	25	15	40
At end of year	2,152	(123)	2,029	3,903	(157)	3,746

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

Changes in assumptions

There have been no changes in assumptions in 2008 that have had a material effect on the financial statements.

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

212	Barclays Annual Report 2008

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

	2008		2007
	Change in variable %	Net profit after tax impact £m	Change in variable %	Net profit after tax impact £m

Long-term insurance contracts:
Improving mortality (annuitants only)	10	1	10	21
Worsening of mortality (assured lives only)	10	20	10	29
Worsening of base renewal expense level	20	19	20	43
Worsening of expense inflation rate	10	1	10	10

Short-term insurance contracts:
Worsening of claim expense assumptions	10	3	10	3

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

	2008			2007
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by product type
Long-term insurance contracts	19,193	(3,591)	15,602	31,205	(10,497)	20,708
Short-term insurance contracts	36,228	(2,735)	33,493	31,464	(1,139)	30,325
Total benefits insured	55,421	(6,326)	49,095	62,669	(11,636)	51,033

	2008			2007
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by geographic location
United Kingdom	8,120	(525)	7,595	22,538	(7,473)	15,065
Other European Union	6,519	(2,305)	4,214	4,304	(2,479)	1,825
Africa	40,782	(3,496)	37,286	35,827	(1,684)	34,143
Total benefits insured	55,421	(6,326)	49,095	62,669	(11,636)	51,033

Reinsurer credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover on any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net insurance reserves include a margin to reflect reinsurer credit risk.

Barclays Annual Report 2008	213

Notes to the accounts

For the year ended 31st December 2008

27 Subordinated liabilities

Subordinated liabilities comprise dated and undated loan capital as follows:

		2008 £m	2007 £m
Undated lo an capital	(a)	13,673	6,631
Dated loan capital	(b)	16,169	11,519
		29,842	18,150

(a) Undated loan capital
	Notes	2008 £m	2007 £m
Non-convertible
The Bank
6% Callable Perpetual Core Tier One Notes	a,q	487	392
6.86% Callable Perpetual Core Tier One Notes (US$1,000m)	a,q	1,118	624
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	b,r	652	520
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	c,s	1,109	708
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	n,ae	600	526
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1,250m)	o,af	1,055	660
14% Step-up Callable Perpetual Reserve Capital Instruments	e,t	2,514	–
Junior Undated Floating Rate Notes (US$121m)	d,u	83	61
7.7% Undated Subordinated Notes (US$2,000m)	p,ah	1,644	–
Undated Floating Rate Primary Capital Notes Series 3	d,v	147	147
9.875% Undated Subordinated Notes		–	319
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	f, w	232	171
9% Permanent Interest Bearing Capital Bonds	g,x	120	102
8.25% Undated Subordinated Notes	p,ag	1,092	–
7.125% Undated Subordinated Notes	h,y	620	535
6.875% Undated Subordinated Notes	i, z	729	657
6.375% Undated Subordinated Notes	j, aa	526	482
6.125% Undated Subordinated Notes	k,ab	666	560
6.5% Undated Subordinated Notes (FFr1,000m)	l,ac	151	115
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	m,ad	51	21
5% Reverse Dual Currency Undated Subordinated Loan (Yen12,000m)	m,ad	77	31

Undated lo an capital – non-convertible		13,673	6,631

Security and subordination

None of the undated loan capital of the Bank is secured.

The Junior Undated Floating Rate Notes (the ‘Junior Notes’) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of the Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the ‘TONs’) and the 5.3304%, 5.926%, 6.3688%, 7.434% and 14% Step-up Callable Perpetual Reserve Capital Instruments (the ‘RCIs’) (such issues, excluding the TONs and the RCIs, being the ‘Undated Notes and Loans’).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

Interest

Notes

a	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

b	These RCIs bear a fixed rate of interest until 2036. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

c	These RCIs bear a fixed rate of interest until 2016. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

d	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

e	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

f	These Bonds bear a fixed rate of interest until 2021. After that date, in the event that the Bonds are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

g	The interest rate on these Bonds is fixed for the life of this issue.

h	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

i	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

214	Barclays Annual Report 2008

27 Subordinated liabilities (continued)

j	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

k	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

m	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

n	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

o	These RCIs bear a fixed rate of interest until 2017. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

p	These Notes bear a fixed rate of interest until 2018. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance, based on London interbank rates.

The Bank is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds, 7.7% Undated Subordinated Notes and 8.25% Undated Subordinated Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Subordinated Notes and 8.25% Undated Subordinated Notes. Until such time as any deferred interest has been paid in full, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

The Bank may elect to defer any payment of interest on the RCIs (b, c, e, n and o above). Any such deferred payment of interest must be paid on the earlier of (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of e above only, substitution. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

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

Repayment

Notes

q	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

r	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2036.

s	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2016.

t	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2019.

u	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

v	These Notes are repayable, at the option of the Bank, in whole on any interest payment date.

w	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

x	These Bonds are repayable, at the option of the Bank, in whole at any time.

y	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

z	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

aa	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

ab	These Notes are repayable, at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

ac	These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

ad	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

ae	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2019.

af	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2017.

ag	These Notes are repayable, at the option of the Bank, in whole on any interest payment date falling in or after December 2018.

ah	These Notes are repayable, at the option of the Bank, in whole on any interest payment date falling in or after April 2018.

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

Barclays Annual Report 2008	215

Notes to the accounts

For the year ended 31st December 2008

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

	Notes	2008 £m	2007 £m
Non-convertible
The Bank
7.4% Subordinated Notes 2009 (US$400m)	a	275	200
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	b	31	23
12% Unsecured Capital Loan Stock 2010	a	27	27
5.75% Subordinated Notes 2011 (€1,000m)	a	943	724
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	a	260	200
Floating Rate Subordinated Notes 2013 (US$1,000m)		–	501
5.015% Subordinated Notes 2013 (US$150m)	a	112	77
4.875% Subordinated Notes 2013 (€750m)	a	750	583
5.5% Subordinated Notes 2013 (DM 500m)		–	196
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)		–	25
Floating Rate Subordinated Notes 2013 (AU$150m)		–	67
5.93% Subordinated Notes 2013 (AU$100m)		–	44
Callable Floating Rate Subordinated Notes 2015 (US$1,500m)	b,k	1,031	753
4.38% Fixed Rate Subordinated Notes 2015 (US$75m)	a	88	30
4.75% Fixed Rate Subordinated Notes 2015 (US$150m)	a	81	85
Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m)	b,k	514	375
Callable Floating Rate Subordinated Notes 2016 (€1,250m)	b,k	1,211	927
Callable Floating Rate Subordinated Notes 2017 (US$500m)	b,k	343	250
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	h,k	109	111
Floating Rate Subordinated Step-up Callable Notes 2017 (US$1,500m)	b,k	1,029	749
Floating Rate Subordinated Step-up Callable Notes 2017 (€1,500m)	b,k	1,444	1,106
6.05% Fixed Rate Subordinated Notes 2017 (US$2,250m)	a	1,856	1,125
Floating Rate Subordinated Notes 2018 (€40m)	b	38	29
6% Fixed Rate Subordinated Notes due 2018 (€1,750m)	a	1,767	–
CMS-Linked Subordinated Notes due 2018 (€100m)	b	100	–
CMS-Linked Subordinated Notes due 2018 (€135m)	b	135	–
Floating Rate Subordinated Notes 2019 (€50m)	b	47	36
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	i	984	761
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	a	298	282
Subordinated Floating Rate Notes 2021 (€100m)	b	94	72
Subordinated Floating Rate Notes 2022 (€50m)	b	49	37
Subordinated Floating Rate Notes 2023 (€50m)	b	48	37
Fixed/Floating Rate Subordinated Callable Notes 2023	o,k	571	505
5.75% Fixed Rate Subordinated Notes 2026	a	690	600
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	j	128	71
6.33% Subordinated Notes 2032	a	53	49
Subordinated Floating Rate Notes 2040 (€100m)	b	96	73
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2011 (€11m)	b	11	10
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)	c,k	240	253
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	d,k	85	87
Subordinated Callable Notes 2015 (ZAR 400m)	e,k	30	29
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	f,k	115	111
Subordinated Callable Notes 2018 (ZAR 3,700m)	e,k	144	–
8.8% Subordinated Fixed Rate Callable Notes 2019 (ZAR 1,725m)	p,k	146	123
8.1% Subordinated Callable Notes 2020 (ZAR 2,000m)	g,k	130	138
Barclays Bank of Ghana Ltd (BBG)
14% Fixed Rate BBG Subordinated Callable Notes 2016 (GHC 100,000m)	a,k	5	5
Barclays Bank of Kenya (Barclays Kenya)
Floating Rate Subordinated Notes 2014 (KES 2,965m)	q	26	8

Dated loan capital – non-convertible		16,134	11,494

216	Barclays Annual Report 2008

27 Subordinated liabilities (continued)

	Notes	2008 £m	2007 £m
Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP 190m)	k,l	17	8
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 49,086m)	k,m	7	6
Absa
Redeemable cumulative option-holding preference shares (ZAR 147m)	n	11	11

Total convertible		35	25

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

Interest

Notes

a	The interest rates on these Notes are fixed for the life of those issues.

b	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

c	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference rate for a further period of five years.

d	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

e	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

f	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

g	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

h	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

i	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

j	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

k	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

l	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

m	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

n	The dividends are compounded and payable semi-annually in arrears on 30th September and 31st March of each year. The shares were issued by Absa Group Limited on 1st July 2004 and the redemption dates commence on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending on the fifth anniversary of the date of issue. Such exercise and notice will be deemed to be effective only on the option exercise dates, being 1st March, 1st June, 1st September or 1st December of each year. The shares are convertible into ordinary shares at the option of the preference shareholders on the redemption dates in lots of 100.

o	These Notes bear a fixed rate of interest until 2018. After that date in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

p	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

q	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Kenya Treasury Bill rates.

Barclays Annual Report 2008	217

Notes to the accounts

For the year ended 31st December 2008

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

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2008 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia to certain changes in legislation or regulations.

Any repayments prior to maturity require in the case of the Bank, the prior notification to the FSA, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the South African Registrar of Banks.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

28 Provisions

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m
At 1st January 2008	64	82	475	209	830
Acquisitions and disposals of subsidiaries	9	(9)	–	(1)	(1)
Exchange	2	–	63	15	80
Additions	12	269	461	102	844
Amounts used	(41)	(213)	(794)	(42)	(1,090)
Unused amounts reversed	–	(11)	(96)	(25)	(132)
Amortisation of discount	4	–	–	–	4

At 31st December 2008	50	118	109	258	535

At 1st January 2007	71	102	46	243	462
Acquisitions and disposals of subsidiaries	1	(2)	–	74	73
Exchange	–	–	8	5	13
Additions	18	117	560	121	816
Amounts used	(25)	(117)	(113)	(60)	(315)
Unused amounts reversed	(5)	(18)	(26)	(174)	(223)
Amortisation of discount	4	–	–	–	4

At 31st December 2007	64	82	475	209	830

Provisions expected to be recovered or settled within no more than 12 months after 31st December 2008 were £333m (2007:£645m).

Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

There were no undrawn contractually committed facilities and guarantees provided against undrawn facilities on ABS CDO Super Senior positions (2007: £360m).

218	Barclays Annual Report 2008

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

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset in the balance sheet:

	2008		2007
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers
Residential mortgage loans	12,754	(13,172)	16,000	(16,786)
Credit card receivables	1,888	(2,109)	4,217	(3,895)
Other personal lending	212	(256)	422	(485)
Wholesale and corporate loans and advances	7,702	(8,937)	8,493	(8,070)

Total	22,556	(24,474)	29,132	(29,236)

Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	316	–	895	–

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The total amount of the loans was £31,734m (2007:£23,097m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

Barclays Annual Report 2008	219

Notes to the accounts

For the year ended 31st December 2008

30 Retirement benefit obligations

Pension schemes

The UK Retirement Fund (UKRF), which is the main scheme of the Group, amounting to 91% of all the Group’s schemes in terms of benefit obligations, comprises ten sections.

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

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the ten sections. From November 2008, members were given the option to pay member contributions by way of salary sacrifice.

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

Under the Pensions Act 2004 the Bank and the Trustee must agree on the funding rate (including a recovery plan to fund any deficit against the scheme specific statutory funding objective). The first ongoing funding valuation to be completed under this legislation had an effective date of 30th September 2007.

In addition to the UKRF, there are other defined benefit and defined contribution schemes in the UK and overseas. The same approach to pensions governance applies to the other schemes in the UK but different legislation covers schemes outside of the UK where in most cases the Bank has the power to determine the funding rate.

220	Barclays Annual Report 2008

30 Retirement benefit obligations (continued)

The following tables present an analysis of defined benefit obligation and fair value of plan assets for all the Group’s pension schemes and post-retirement benefits (the latter are unfunded) and present the amounts recognised in the income statement including those related to post-retirement health care.

Income statement charge

	2008			2007			2006
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m
Staff cost charge
Current service cost	299	2	301	332	2	334	378	21	399
Interest cost	991	8	999	905	8	913	900	8	908
Expected return on scheme assets	(1,175)	–	(1,175)	(1,074)	–	(1,074)	(999)	–	(999)
Recognised actuarial (gain)/loss	(23)	(1)	(24)	(1)	–	(1)	3	1	4
Past service cost	2	(8)	(6)	20	–	20	29	–	29
Curtailment or settlements	(5)	–	(5)	(32)	–	(32)	(29)	–	(29)

Total included in staff costs	89	1	90	150	10	160	282	30	312

Staff costs are included in other operating expenses.

Change in benefit obligation

	2008					2007
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at beginning of the year	(16,563)	(913)	(60)	(98)	(17,634)	(17,256)	(894)	(97)	(76)	(18,323)
Current service cost	(276)	(23)	–	(2)	(301)	(317)	(15)	(1)	(1)	(334)
Interest cost	(946)	(45)	(3)	(5)	(999)	(869)	(36)	(4)	(4)	(913)
Past service cost	(2)	(11)	7	–	(6)	(20)	–	–	–	(20)
Curtailments or settlements	7	2	–	–	9	35	1	–	–	36
Actuarial gain/(loss)	2,807	–	11	(5)	2,813	1,292	25	19	1	1,337
Contributions by plan participants	(20)	(3)	–	–	(23)	(19)	(2)	–	–	(21)
Benefits paid	598	42	2	9	651	589	31	2	15	637
Business combinations	–	–	–	–	–	–	–	–	–	–
Exchange and other adjustments	–	(269)	–	(24)	(293)	2	(23)	21	(33)	(33)

Benefit obligation at end of the year	(14,395)	(1,220)	(43)	(125)	(15,783)	(16,563)	(913)	(60)	(98)	(17,634)
The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	2008 £m	2007 £m
Unfunded obligations	(297)	(248)
Wholly or partly funded obligations	(15,486)	(17,386)

Total	(15,783)	(17,634)

Barclays Annual Report 2008	221

Notes to the accounts

For the year ended 31st December 2008

30 Retirement benefit obligations (continued)

Change in plan assets

	2008					2007
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Fair value of plan assets at beginning of the year	17,231	796	–	–	18,027	16,761	745	–	–	17,506
Expected return on plan assets	1,134	41	–	–	1,175	1,041	33	–	–	1,074
Employer contribution	336	71	2	9	418	355	34	2	15	406
Settlements	–	(2)	–	–	(2)	–	(1)	–	–	(1)
Contributions by plan participants	20	3	–	–	23	19	2	–	–	21
Actuarial loss	(4,534)	(121)	–	–	(4,655)	(332)	(11)	–	–	(343)
Benefits paid	(598)	(42)	(2)	(9)	(651)	(589)	(31)	(2)	(15)	(637)
Business combinations	–	–	–	–	–	–	–	–	–	–
Exchange and other adjustments	(52)	213	–	–	161	(24)	25	–	–	1

Fair value of plan assets at the end of the year	13,537	959	–	–	14,496	17,231	796	–	–	18,027

Amounts recognised on balance sheet

The pension and post-retirement benefit assets and liabilities recognised on the balance sheet are as follows:

	2008					2007
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at end of period	(14,395)	(1,220)	(43)	(125)	(15,783)	(16,563)	(913)	(60)	(98)	(17,634)
Fair value of plan assets at end of period	13,537	959	–	–	14,496	17,231	796	–	–	18,027
Net (deficit)/asset	(858)	(261)	(43)	(125)	(1,287)	668	(117)	(60)	(98)	393
Unrecognised actuarial (gains)/losses	(167)	150	(11)	23	(5)	(1,912)	7	(3)	14	(1,894)

Net recognised liability	(1,025)	(111)	(54)	(102)	(1,292)	(1,244)	(110)	(63)	(84)	(1,501)
Recognised assets	–	65	–	–	65	–	36	–	–	36
Recognised liability	(1,025)	(176)	(54)	(102)	(1,357)	(1,244)	(146)	(63)	(84)	(1,537)

Net recognised liability	(1,025)	(111)	(54)	(102)	(1,292)	(1,244)	(110)	(63)	(84)	(1,501)

The UKRF funded status, as measured using the IAS 19 assumptions, has decreased from a £0.7bn surplus at 31st December 2007 to a deficit of £0.9bn at 31st December 2008.

The assumptions used for the current year and prior year are detailed below. Among the reasons for this change were the large loss on the assets over the year and, to a lesser extent, a strengthening of the allowance made for future improvements in mortality. Offsetting these were the increase in AA long-term corporate bond yields which resulted in a higher discount rate of 6.75% (31st December 2007: 5.82%), a decrease in the inflation assumption to 3.16% (31st December 2007: 3.45%) and contributions paid.

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

	UK schemes		Overseas schemes
	2008 % p.a.	2007 % p.a.	2008 % p.a.	2007 % p.a.
Discount rate	6.75	5.82	7.09	7.51
Rate of increase in salaries	3.66	3.95	5.93	5.60
Inflation rate	3.16	3.45	3.98	4.13
Rate of increase for pensions in payment	3.06	3.45	3.17	3.55
Rate of increase for pensions in deferment	3.16	3.30	4.37	2.50
Initial health care inflation	8.00	8.00	9.00	10.00
Long-term health care inflation	5.00	5.00	5.01	5.01
Expected return on plan assets	6.80	6.70	7.95	7.84

222	Barclays Annual Report 2008

30 Retirement benefit obligations (continued)

Assumptions (continued)

The expected return on plan assets assumption is weighted on the basis of the fair value of these assets. Health care inflation assumptions are weighted on the basis of the health care cost for the period. All other assumptions are weighted on the basis of the defined benefit obligation at the end of the period.

The UK Schemes discount rate assumption is based on a liability-weighted rate derived from a AA corporate bond yield curve.

The overseas health care inflation assumptions relate to the US and Mauritius.

Mortality assumptions

The post-retirement mortality assumptions used in valuing the liabilities of the UKRF were based on the standard 2000 series tables as published by the Institute and Faculty of Actuaries. These tables are considered to be most relevant to the population of the UKRF based on their mortality history. These were then adjusted in line with the actual experience of the UKRF’s own pensioners relative to the standard table. An allowance has been made for future mortality improvements based on the medium cohort projections published by the CMIB subject to a floor of 1% pa on future improvements. On this basis the post-retirement mortality assumptions for the UKRF includes:

	2008	2007	2006	2005	2004
Longevity at 60 for current pensioners (years)
– Males	27.4	26.7	25.8	25.8	25.7
– Females	28.5	27.9	29.5	29.5	29.4
Longevity at 60 for future pensioners currently aged 40 (years)
– Males	29.5	28.0	27.1	27.1	27.0
– Females	30.5	29.1	30.7	30.6	30.6

Sensitivity analysis

Sensitivity analysis for each of the principal assumptions used to measure the benefit obligation of the UKRF are as follows:

	Impact on UKRF benefit obligation
	(Decrease)/ Increase %	(Decrease)/ Increase £bn
0.5% increase to:
– Discount rate	(8.5)	(1.2)
– Rate of inflation	8.8	1.3
– Rate of salary growth	1.0	0.2
1 year increase to longevity at 60	2.5	0.4

Post-retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would have the following effects for 2008:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligation	17	(14)

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

Barclays Annual Report 2008	223

Notes to the accounts

For the year ended 31st December 2008

30 Retirement benefit obligations (continued)

Assets (continued)

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return at 31st December 2008 and 31st December 2007 were as follows:

	2008
	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %

Equities	5,813	43	8.5	217	23	9.3	6,030	42	8.5
Bonds	6,360	47	5.3	166	17	6.2	6,526	45	5.3
Property	1,214	9	7.2	16	2	13.4	1,230	8	7.3
Derivatives	(420)	(3)	–	–	–	–	(420)	(3)	–
Cash	(131)	(1)	2.0	415	43	7.6	284	2	3.9
Other	701	5	7.4	145	15	6.4	846	6	7.2

Fair value of plan assets[a]	13,537	100	6.8	959	100	8.0	14,496	100	6.9

	2007
	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %

Equities	7,467	43	8.3	441	55	8.4	7,908	44	8.3
Bonds	7,445	43	5.1	300	38	7.6	7,745	43	5.2
Property	1,712	10	7.0	16	2	11.5	1,728	10	7.0
Derivatives	(12)	–	–	–	–	–	(12)	–	–
Cash	284	2	5.1	42	5	5.6	326	1	5.2
Other	335	2	5.3	(3)	–	–	332	2	5.4

Fair value of plan assets[a]	17,231	100	6.7	796	100	7.8	18,027	100	6.8

The UKRF plan assets include £27m relating to UK private equity investments (2007: £39m) and £735m relating to overseas private equity investments (2007: £664m). These are disclosed within Equities.

Amounts included in the fair value of plan assets include £5m (2007: £6m) relating to shares in Barclays Group, £11m (2007: £6m) relating to bonds issued by the Barclays Group, £nil (2007: £nil) relating to other investments in the Barclays Group, and £17m (2007: £10m) relating to property occupied by Group companies.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The Group actual return on plan assets was a decrease of £3,480m (2007: £731m increase.)

Note

a	Excludes £675m (2007: £782m) representing the money purchase assets of the UKRF.

224	Barclays Annual Report 2008

30 Retirement benefit obligations (continued)

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets are as follows:

	UK schemes
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Present value of obligations	(14,438)	(16,623)	(17,353)	(18,252)	(15,574)
Fair value of plan assets	13,537	17,231	16,761	15,571	13,261
Net (deficit)/surplus in the plans	(901)	608	(592)	(2,681)	(2,313)
Experience gains and (losses) on plan liabilities
– amount	(81)	(297)	48	(2)	16
– as percentage of plan liabilities	(1% )	(2% )	–	–	–
Difference between actual and expected return on plan assets
– amount	(4,534)	(332)	423	1,599	570
– as percentage of plan assets	(33% )	(2% )	3%	10%	4%

	Overseas schemes
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Present value of obligations	(1,345)	(1,011)	(970)	(1,017)	(587)
Fair value of plan assets	959	796	745	819	436
Net (deficit)/surplus in the plans	(386)	(215)	(225)	(198)	(151)
Experience losses on plan liabilities
– amount	(96)	(79)	(54)	(2)	(31)
– as percentage of plan liabilities	(7% )	(8% )	(6% )	–	(5% )
Difference between actual and expected return on plan assets
– amount	(121)	(11)	25	2	9
– as percentage of plan assets	(13% )	–	3%	–	2%

	Total UK and Overseas schemes
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Present value of obligations	(15,783)	(17,634)	(18,323)	(19,269)	(16,161)
Fair value of plan assets	14,496	18,027	17,506	16,390	13,697
Net (deficit)/surplus in the plans	(1,287)	393	(817)	(2,879)	(2,464)
Experience losses on plan liabilities
– amount	(177)	(376)	(6)	(4)	(15)
– as percentage of plan liabilities	(1% )	(2% )	–	–	–
Difference between actual and expected return on plan assets
– amount	(4,655)	(343)	448	1,601	579
– as percentage of plan assets	(32% )	(2% )	3%	10%	4%

Barclays Annual Report 2008	225

Notes to the accounts

For the year ended 31st December 2008

30 Retirement benefit obligations (continued)

Funding

The most recent triennial funding valuation of the UK Retirement Fund was performed with an effective date of 30th September 2007. In compliance with the Pensions Act 2004, the Group and Trustee have agreed a scheme specific funding target, statement of funding principles, and a schedule of contributions. This agreement forms the basis of the Group’s commitment that the fund has sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. This funding valuation uses a discount rate that reflects a prudent expectation of long-term future investment returns from the current and assumed future investment strategy, and takes into account projected future salary increases when assessing liabilities arising from accrued service.

As at 30th September 2007 the funding valuation showed a surplus of £0.2bn. The Scheme Actuary prepares an annual update of the funding position as at 30th September. The first annual update was carried out as at 30th September 2008 and showed a deficit of £2.2bn.

The Group has agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this, more consistent with the IAS service cost.

Defined benefit contributions paid with respect to the UKRF were as follows:

£m
Contributions paid
2008	336
2007	355
2006	351

Excluding the UKRF, the Group is expected to pay contributions of approximately £2m to UK schemes and £53m to overseas schemes in 2009.

The total contribution to be paid in 2009 to the UKRF is not expected to be significantly different than in previous years.

31 Ordinary shares, share premium, and other equity

Ordinary shares and share premium

	Number of shares m	Ordinary shares £m	Share premium £m	Total £m

At 1st January 2008	6,601	1,651	56	1,707
Issued to staff under the Sharesave Share Option Scheme	3	1	13	14
Issued under the Incentive Share Option Plan[a]	1	–	3	3
Issued to staff under the Share Incentive Plan[a]	1	–	2	2
Issue of new ordinary shares	1,803	451	3,971	4,422
Repurchase of shares	(37)	(10)	–	(10)

At 31st December 2008	8,372	2,093	4,045	6,138

At 1st January 2007	6,535	1,634	5,818	7,452
Issued to staff under the Sharesave Share Option Scheme	19	6	62	68
Issued under the Incentive Share Option Plan	10	2	40	42
Issued under the Executive Share Option Scheme[b]	–	–	1	1
Issued under the Woolwich Executive Share Option Plan[b]	–	–	1	1
Transfer to retained earnings	–	–	(7,223)	(7,223)
Issue of new ordinary shares	337	84	1,357	1,441
Repurchase of shares	(300)	(75)	–	(75)

At 31st December 2007	6,601	1,651	56	1,707

Note

a	The nominal value for share options issued during 2008 for the Incentive Share Option Plan and Share Incentive Plan was less than £500,000 in each case.

b	The nominal value for share options issued during 2007 for the Executive Share Option Scheme and Woolwich Executive Share Option Plan was less than £500,000 in each case.

226	Barclays Annual Report 2008

31 Ordinary shares, share premium, and other equity (continued)

The authorised share capital of Barclays PLC is £3,540m, $77.5m, €40m and ¥4,000m. (31st December 2007: £2,500m) comprising 13,996 million (31st December 2007: 9,996 million) ordinary shares of 25p each, 0.4 million Sterling preference shares of £100 each, 0.4 million US Dollar preference shares of $100 each, 150 million US Dollar preference shares of $0.25 each, 0.4 million Euro preference shares of €100 each, 0.4 million Yen preference shares of ¥10,000 each and 1 million (31st December 2007: 1 million) staff shares of £1 each.

Called up share capital, allotted and fully paid	2008 £m	2007 £m
Ordinary shares:
At beginning of year	1,650	1,633
Issued to staff under the Sharesave Share Option Scheme	1	6
Issued under the Incentive Share Option Plan	–	2
Issue of new ordinary shares	451	84
Repurchase of shares	(9)	(75)

At end of year	2,093	1,650
Staff shares:
At beginning of year	1	1
Repurchase of shares	(1)	–

At end of year	–	1

Total	2,093	1,651

Issue of new ordinary shares

During the year, the following share issues took place:

On 4th July 2008, Barclays PLC raised approximately £500m (before issue costs) through the issue of 168.9 million new ordinary shares at £2.96 per share in a firm placing to Sumitomo Mitsui Banking Corporation.

On 22nd July 2008, Barclays PLC raised approximately £3,969m (before issue costs) through the issue of 1,407.4 million new ordinary shares at £2.82 per share in a placing to Qatar Investment Authority, Challenger Universal Limited (a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the Chairman of Qatar Holding LLC, and his family), China Development Bank, Temasek Holdings (Private) Limited and certain leading institutional shareholders and other investors, which shares were available for clawback in full by means of an open offer to existing shareholders. Valid applications under the open offer were received from qualifying shareholders in respect of approximately 267 million new ordinary shares in aggregate, representing 19.0 per cent. of the shares offered pursuant to the open offer. Accordingly, the remaining 1,140.3 million shares were allocated to the various investors with whom they had been conditionally placed.

On 18th September 2008, Barclays PLC raised approximately £701m (before issue costs) through the issue of 226 million new ordinary shares at £3.10 per share to certain institutional investors. The proceeds of the issuance, in excess of the nominal value and issue costs, of £634m were credited to retained earnings. This resulted from the operation of section 131 of the Companies Act 1985 with regard to the issue of shares by Barclays PLC in exchange for shares in Long Island Investments Jersey No. 1 Limited and the subsequent redemption of redeemable preference shares of that company for cash.

During the period from 27th November 2008 to 31st December 2008, 33,000 ordinary shares have been issued following conversion of Mandatorily Convertible Notes (see below) at the option of their holders.

Share repurchase

During the year Barclays PLC purchased in the market 36 million of its own ordinary shares of 25p each at a total cost of £173m. These transactions represent less than 0.5% of the issued share capital at 31st December 2008. These shares purchased during the period were open market transactions.

Barclays PLC purchased all of its staff shares in issue, following approval for such purchase being given at the 2008 Annual General Meeting, at a total cost of £1m.

At the 2008 AGM on 24th April, Barclays PLC was authorised to repurchase 984,960,000 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2009.

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

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments, warrants to subscribe for up to 1516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan. A fair value of £800m before transaction costs of £24m was attributed to the warrants, which may be exercised at any time up to close of business 31st October 2013.

The fair value (net of transaction costs) of the warrants have been included in retained earnings (see Note 32).

Shares under option

The Group has four schemes that give employees rights to subscribe for new shares in Barclays PLC. A summary of the key terms of each scheme are included in Note 45.

At 31st December 2008, 94.1 million (2007: 74.0 million) options were outstanding under the terms of the Sharesave Share Option Scheme (Sharesave), 0.5 million (2007: 1.4 million) options were outstanding under the terms of the Executive Share Option Scheme (ESOS), 0.4 million (2007: 0.5 million) options were outstanding under the terms of the Woolwich Executive Share Option Plan (Woolwich ESOP) and 20.5 million (2007: 20.5 million) options were outstanding under the terms of the Incentive Share Option Plan (ISOP), enabling certain Directors and members of staff to subscribe for ordinary shares between 2008 and 2016 at prices ranging from 144p to 551p.

Barclays Annual Report 2008	227

Notes to the accounts

For the year ended 31st December 2008

31 Ordinary shares, share premium, and other equity (continued)

In addition to the above, the independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (ESAS Trust), established by Barclays Bank PLC in 1996, operates the Executive Share Award Scheme (ESAS). ESAS is a deferred share bonus plan for employees of the Group. The key terms of the ESAS are described in Note 45. The independent trustees of the ESAS Trust make awards of Barclays shares and grant options over Barclays shares to beneficiaries of the ESAS Trust. Beneficiaries of the ESAS Trust include employees and former employees of the Barclays Group.

The independent trustee of the Barclays Group (PSP and ESOS) Employees’ Benefit Trust (PSP Trust), established by Barclays Bank PLC in 1996, operates the Performance Share Plan (PSP) and may satisfy awards under the ESOS. No awards have been made under this trust since 1999. All awards are in the form of options over Barclays shares.

The Sharepurchase scheme which was established in 2002 is open to all eligible UK employees, including executive Directors. The key terms of the Sharepurchase scheme are described in Note 45.

Other equity – Mandatorily Convertible Notes

On 27th November 2008, Barclays Bank PLC issued £4,050m of 9.75% Mandatorily Convertible Notes (MCNs) maturing on 30th September 2009 to Qatar Holding LLC, Challenger Universal Limited and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi and existing institutional shareholders and other institutional investors. If not converted at the holders’ option beforehand, these instruments mandatorily convert to ordinary shares of Barclays PLC on 30th June 2009. The conversion price is £1.53276, and, after taking into account MCNs that were converted on or before 31st December 2008, will result in the issue of 2,642 million new ordinary shares. Following conversion the relevant amounts will be credited to share capital and share premium.

Of the proceeds of the MCNs, £233m has been included in the Group’s liabilities, being the fair value of the coupon before issue costs at the date of issue. The remaining proceeds are included in other equity and will be transferred to share capital and share premium on conversion in both the Barclays PLC Group and Company.

32 Reserves

Other reserves – Barclays PLC Group

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Total £m
At 1st January 2008	384	617	154	26	(307)	874
Net (losses)/gains from changes in fair value	–	–	(1,736)	252	–	(1,484)
Net (gains)/losses transferred to net profit	–	–	(212)	19	–	(193)
Currency translation differences	–	–	–	–	2,307	2,307
Losses transferred to net profit due to impairment	–	–	382	–	–	382
Changes in insurance liabilities	–	–	17	–	–	17
Net gains transferred to net profit due to fair value hedging	–	–	(2)	–	–	(2)
Tax	–	–	207	(165)	840	882
Repurchase of shares	10	–	–	–	–	10

At 31st December 2008	394	617	(1,190)	132	2,840	2,793

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Total £m
At 1st January 2007	309	617	132	(230)	(438)	390
Net gains from changes in fair value	–	–	480	182	–	662
Net (gains)/losses transferred to net profit	–	–	(560)	198	–	(362)
Currency translation differences	–	–	–	–	29	29
Losses transferred to net profit due to impairment	–	–	13	–	–	13
Changes in insurance liabilities	–	–	22	–	–	22
Net losses transferred to net profit due to fair value hedging	–	–	68	–	–	68
Tax	–	–	(1)	(124)	102	(23)
Repurchase of shares	75	–	–	–	–	75

At 31st December 2007	384	617	154	26	(307)	874

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

Transfers from cash flow hedging reserve

Gains and losses transferred from the cash flow hedging reserve were to: interest income: £4m loss (2007: £93m), interest expense: £74m loss (2007: £11m gain), net trading income: £119m gain (2007: £100m loss), and administration and general expenses: £60m loss (2007: £16m loss).

228	Barclays Annual Report 2008

32 Reserves (continued)

Retained earnings and treasury shares – Barclays PLC Group

	Retained earnings £m	Treasury shares £m	Total £m
At 1st January 2008	20,970	(260)	20,710
Profit attributable to equity holders of the parent	4,382	–	4,382
Equity-settled share schemes	463	–	463
Tax on equity-settled share schemes	(4)	–	(4)
Other taxes	(52)	–	(52)
Net purchases of treasury shares	–	(350)	(350)
Transfer	(437)	437	–
Dividends paid	(2,344)	–	(2,344)
Repurchase of shares	(173)	–	(173)
Arising on share issue	634	–	634
Issue of warrants	776	–	776
Other	(7)	–	(7)

At 31st December 2008	24,208	(173)	24,035

At 1st January 2007	12,169	(212)	11,957
Profit attributable to equity holders of the parent	4,417	–	4,417
Equity-settled share schemes	567	–	567
Tax on equity-settled share schemes	28	–	28
Net purchases of treasury shares	–	(572)	(572)
Transfer	(524)	524	–
Dividends paid	(2,079)	–	(2,079)
Repurchase of shares	(1,802)	–	(1,802)
Transfer from share premium account	7,223	–	7,223
Arising on share issue	941	–	941
Other	30	–	30

At 31st December 2007	20,970	(260)	20,710

The Treasury shares primarily relate to Barclays PLC shares held by employee benefit trusts in relation to the Executive Share Award Scheme, Performance Share Plan and Sharepurchase Scheme, to the extent that such shares have not been allocated to employees. These schemes are described in Note 45.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2008 was 217.9 million (2007: 211.4 million). Dividend rights have been waived on nil (2007: nil) of these shares. The total market value of the shares held in trust based on the year-end share price of £1.53 (2007: £5.04) was £333m (2007: £1,065m). As at 31st December 2008, options over 19.1 million (2007: 16.6 million) of the total shares held in the trusts were exercisable.

The Group operates in a number of countries subject to regulations under which a local subsidiary has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that are restricted by these regulations, but the net profit retained of overseas subsidiaries, associates and joint ventures at 31st December 2008 totalled £4,581m (2007: £7,311m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Retained earnings – Barclays PLC (Parent company)

	Retained earnings £m	Capital redemption reserve £m	Total £m
At 1st January 2008	8,990	384	9,374
Profit after tax	1,193	–	1,193
Dividends paid	(2,414)	–	(2,414)
Arising on share issue	634	–	634
Repurchase of shares	(173)	10	(163)
Issue of warrants	776	–	776

At 31st December 2008	9,006	394	9,400

At 1st January 2007	1,468	309	1,777
Profit after tax	3,289	–	3,289
Dividends paid	(2,129)	–	(2,129)
Transfer from share premium account	7,223	–	7,223
Arising on share issue	941	–	941
Repurchase of shares	(1,802)	75	(1,727)

At 31st December 2007	8,990	384	9,374

Details of principal subsidiaries held through Barclays Bank PLC are shown in Note 41.

Barclays Annual Report 2008	229

Notes to the accounts

For the year ended 31st December 2008

33 Minority interests

	2008 £m	2007 £m
At beginning of year	9,185	7,591
Share of profit after tax	905	678
Dividend and other payments	(703)	(480)
Equity issued by subsidiaries	1,349	1,381
Available for sale reserve: net (loss)/gain from changes in fair value	(1)	1
Cash flow hedges: net gain/(loss) from changes in fair value	76	(16)
Currency translation differences	100	25
Additions	–	27
Disposals	(11)	(111)
Other	(107)	89

At end of year	10,793	9,185

During the year, Barclays Bank PLC issued the following Preference Shares:

106 million Preference Shares of nominal US$0.25 each (Principal amount: US$2,650m; £1,345m) with a 8.125% dividend issued on 11th April 2008 and 25th April 2008.

34 Contingent liabilities and commitments

Contingent liabilities and commitments

The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk:

	2008 £m	2007 £m
Acceptances and endorsements	585	365
Guarantees and letters of credit pledged as collateral security	15,652	12,973
Securities lending arrangements	38,290	22,719
Other contingent liabilities	11,783	9,717

Contingent liabilities	66,310	45,774

Documentary credits and other short-term trade related transactions	859	522
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	291	283
Standby facilities, credit lines and other	259,666	191,834

Commitments	260,816	192,639

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

The Group facilitates securities lending arrangements for its investment management clients whereby securities held by funds are lent to third parties. The borrowers provide the funds with collateral in the form of cash or other assets equal to at least 100% of the securities lent plus a margin of at least 2% up to 8%. Over the period of the loan, the funds may make margin calls to the extent that the collateral is less than the market value of the securities lent. Amounts disclosed above represent the total market value of the lent securities at 31st December 2008. The market value of collateral held by the funds was £39,690m (2007: £23,559m).

230	Barclays Annual Report 2008

34 Contingent liabilities and commitments (continued)

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

Capital commitments

At 31st December 2008 the commitments for capital expenditure under contract amounted to £48m (2007: £6m).

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The disclosure includes any asset transfers associated with liabilities under repurchase agreements and securities lending transactions.

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2008 £m	2007 £m

Trading portfolio assets	81,186	76,226
Loans and advances	28,789	32,846
Available for sale investments	32,321	16,378
Other	3,812	580

Assets pledged	146,108	126,030

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2008 £m	2007 £m

Fair value of securities accepted as collateral	424,819	343,986
Of which fair value of securities repledged / transferred to others	374,222	269,157

35 Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays is seeking the dismissal of the plaintiffs’ claims. Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (UTCCR) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a ‘test case’ process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8th October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court’s findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms assessed in the test case constitute unenforceable penalties and that the OFT will not pursue this aspect of the test case further. The proceedings will now concentrate exclusively on UTCCR issues. The banks’ appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) took place at a hearing in late October 2008. On 26th February 2009 the Court of Appeal dismissed the banks’ appeal, holding, in a judgment of broad application, that the relevant charges were not exempt from the UTCCR. The banks will petition the House of Lords for leave to appeal the decision. It is likely that the proceedings will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process (which is reviewable in July 2009) and a standstill of Financial Ombudsman Service decisions. The Group is defending the test case vigorously. It is not practicable to estimate the Group’s possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays Annual Report 2008	231

Notes to the accounts

For the year ended 31st December 2008

35 Legal proceedings (continued)

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

In September 2005, the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (CC) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29th January 2009. The CC’s conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the ‘Remedies’). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. Barclays is reviewing the report and considering the next steps, including how this might affect the Group’s different products.

In October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against Barclays in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31st October 2008. The Group has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

The Financial Services Compensation Scheme provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. During the year, a number of institutions, including Bradford & Bingley plc, Heritable Bank plc, Kaupthing Singer & Friedlander Limited, Landsbanki ‘Icesave’, and London Scottish Bank plc, were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS has borrowed £19.7 billion from HM Treasury, which is on an interest only basis until September 2011. These borrowings are anticipated to be repaid wholly or substantially from the realisation of the assets of the above named institutions. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31st December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank PLC was a market participant at 31st December 2007 and 2008. The Group has accrued £101m for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury in respect of the levy years to 31st March 2010. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of Barclays market participation in the relevant periods. Interest will continue to accrue on the HM Treasury loan to the FSCS until September 2011 and will form part of future FSCS management expenses levies. If the assets of the defaulting institutions are insufficient to repay the HM Treasury loan in 2011, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. At the date of these financial statements, it is not possible to estimate whether there will ultimately be additional levies on the industry, the level of Barclays market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

232	Barclays Annual Report 2008

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

Finance lease receivables are included within loans and advances to customers.

The Group’s net investment in finance lease receivables was as follows:

	2008				2007
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m
Not more than one year	3,929	(689)	3,240	149	3,657	(780)	2,877	213
Over one year but not more than five years	8,668	(1,673)	6,995	355	7,385	(1,613)	5,772	374
Over five years	3,419	(768)	2,651	25	3,476	(935)	2,541	14

Total	16,016	(3,130)	12,886	529	14,518	(3,328)	11,190	601

The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £189m at 31st December 2008 (2007: £113m).

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The items purchased to satisfy these leases are treated as plant and equipment in the Group’s financial statements and are generally disposed of at the end of the lease term (see Note 23).

The future minimum lease payments expected to be received under non-cancellable operating leases at 31st December 2008 were as follows:

	2008 Plant and equipment £m	2007 Plant and equipment £m
Not more than one year	80	29
Over one year but not more than two years	42	24
Over two years but not more than three years	36	22
Over three years but not more than four years	24	20
Over four years but not more than five years	13	11
Over five years	39	10

Total	234	116

(b) As Lessee

Finance lease commitments

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease commitments are included within other liabilities (see Note 25).

Obligations under finance leases were as follows:

	2008 Total future minimum payments £m	2007 Total future minimum payments £m
Not more than one year	35	12
Over one year but not more than two years	13	14
Over two years but not more than three years	14	13
Over three years but not more than four years	17	12
Over four years but not more than five years	14	15
Over five years	3	17

Net obligations under finance leases	96	83

Barclays Annual Report 2008	233

Notes to the accounts

For the year ended 31st December 2008

37 Leasing (continued)

The carrying amount of assets held under finance leases at the balance sheet date was:

	2008 £m	2007 £m

Cost	87	94
Accumulated depreciation	(67)	(24)

Net book value	20	70

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases equipment under non-cancellable lease arrangements.

Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	2008		2007
	Property £m	Equipment £m	Property £m	Equipment £m

Not more than one year	275	5	191	6
Over one year but not more than two years	354	1	396	1
Over two years but not more than three years	334	1	357	1
Over three years but not more than four years	315	–	323	–
Over four years but not more than five years	465	5	287	–
Over five years	2,744	1	2,225	–

Total	4,487	13	3,779	8

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £158m (2007: £167m).

38 Disposals

The Group made the following material disposals in 2008:

	% Disposal	Date
Barclays Life Assurance Limited	100	31/10/08

2008 £m
Total disposal consideration	762
Costs associated with disposal	(33)
Net assets disposed	(403)
Profit on disposal of subsidiaries	326

Total disposal consideration	762
Costs associated with disposal	(7)
Repayment of loan on disposal	(386)
Cash and cash equivalents disposed of	(131)
Disposal of subsidiaries, net of cash disposed	238

Cash received in respect of disposal of ownership in BGI UK Holdings Limited through the exercise of options under the BGI EOP scheme	19
Decrease in investment in subsidiaries	19

234	Barclays Annual Report 2008

39 Acquisitions

The Group made the following material acquisitions in 2008:

		Acquisition date	Gains on acquisitions £m	Goodwill £m
Lehman Brothers North American businesses	(a)	22nd September 2008	2,262	–

Macquarie Bank Limited residential mortgage businesses	(b)	6th November 2008	52	–

Goldfish credit card UK businesses	(b)	31st March 2008	92	–

Expobank (100% of ordinary shares)	(c)	1st July 2008	–	243
Gains on acquisitions			2,406

(a) Lehman Brothers North American businesses

On 22nd September 2008, the Group completed the acquisition of Lehman Brothers North American businesses.

The assets and liabilities of Lehman Brothers North American businesses after the acquisition, details of the purchase price and the gain on acquisition arising were as follows:

Fair values £m

Assets
Cash and balances at central banks	861
Trading portfolio assets	23,837
Loans and advances to customers	3,642
Available-for-sale financial investments	1,948
Other assets	41
Intangible assets [a]	888
Property, plant and equipment	886
Deferred tax asset	229

Total assets	32,332

Liabilities
Customer accounts	2,459
Derivative financial instruments	599
Repurchase agreements and cash collateral on securities lent	24,409
Other liabilities	1,049
Deferred tax liabilities	517

Total liabilities	29,033
Net assets acquired (excludes Obligation to be settled in shares)	3,299
Obligation to be settled in shares [b]	(163)

Acquisition cost
Cash paid	834
Attributable costs	40

Total consideration	874

Gain on acquisition	2,262

The acquired assets and liabilities summarised in the table above do not represent the entire balance sheet of Lehman Brothers North American businesses, or of discrete business lines within those operations. For this reason it is not practical to reliably determine the carrying amount of the assets and liabilities in the pre-acquisition books and records of Lehman Brothers.

Notes

a	Intangible assets included an amount of £636m relating to customer lists.

b	Under the terms of the acquisition, the Group assumed an obligation to make payments to employees of the acquired business in respect of their pre-acquisition service provided to Lehman Brothers. This amount represents the equity-settled portion of that obligation and is recognised as a component of shareholders’ equity.

Barclays Annual Report 2008	235

Notes to the accounts

For the year ended 31st December 2008

39 Acquisitions (continued)

Certain assets were received subsequent to the acquisition date, since it was first necessary to agree their status as assets of the Group with the relevant regulators, custodians, trustees, exchanges and bankruptcy courts. Such assets were initially classified within loans and advances. Once they were received, the related receivable was derecognised and the resulting asset recognised within the appropriate balance sheet category. In the table such assets are classified accordingly.

The initial accounting for the acquisition has been determined only provisionally. Any revisions to fair values that result from the conclusion of the acquisition process with respect to assets not yet received by the Group will be recognised as an adjustment to the initial accounting. Any such revisions must be effected within 12 months of the acquisition date and would result in a restatement of the 2008 income statement and balance sheet.

The excess of the fair value of net assets acquired over consideration paid resulted in £2,262m of gain on acquisition.

It is impracticable to disclose the profit or loss of the acquired Lehman Brothers North American businesses since the acquisition date. The acquired business has been integrated into the corresponding existing business lines and there is no reliable basis for allocating post-acquisition results between the acquirer and the acquiree. Similarly, it is impracticable to disclose the revenue and profit or loss of the combined entity as though the acquisition date had been 1st January 2008. Only parts of Lehman Brothers US and Canadian businesses, and specified assets and liabilities, were acquired. There is no reliable basis for identifying the proportion of the pre-acquisition results of Lehman Brothers that relates to the business acquired by the Group.

(b) Macquarie Bank Limited Italian residential mortgage businesses and Goldfish credit card UK businesses

On 6th November 2008, the Group purchased the Italian residential mortgage businesses of Macquarie Bank Limited.

On 31st March 2008, the Group completed the acquisition of Discover’s UK credit card businesses, Goldfish.

The assets and liabilities of Macquarie Bank Limited Italian residential mortgage businesses and Goldfish credit card UK businesses before and after the acquisition, details of the purchase price and gains on acquisitions arising were as follows:

	Macquarie Bank businesses			Goldfish credit card UK businesses
	Carrying value pre-acquisition £m	Fair value adjustments £m	Fair values £m	Carrying value pre-acquisition £m	Fair value adjustments £m	Fair values £m
Assets
Cash and balances at central banks	3	–	3	172	–	172
Loans and advances to banks	–	–	–	8	–	8
Loans and advances to customers	833	(20)	813	1,900	(34)	1,866
Other assets	–	–	–	39	(1)	38
Intangible assets	–	–	–	–	32	32
Property, plant and equipment	1	–	1	39	1	40
Deferred tax asset	–	–	–	–	12	12

Total assets	837	(20)	817	2,158	10	2,168
Liabilities
Long- and short-term borrowings	–	–	–	1,974	–	1,974
Other liabilities	–	–	–	55	–	55
Deferred tax liabilities	–	–	–	–	9	9

Total liabilities	–	–	–	2,029	9	2,038

Net assets acquired	837	(20)	817	129	1	130

Acquisition cost
Cash paid			765			35
Attributable costs			–			3

Total consideration			765			38

Gains on acquisitions			52			92

The contribution to the consolidated profit before tax of the acquired businesses in the table above for the period from the acquisition date to 31st December 2008 is £1m loss for Macquarie Bank Limited businesses and £40m profit for the Goldfish credit card UK businesses.

The excess remaining after the reassessment of the acquirees’ identifiable assets, liabilities and contingent liabilities which has been recognised within the consolidated income statement as a gain on acquisition is £52m for Macquarie Bank Limited businesses and £92m for Goldfish credit card UK businesses.

236	Barclays Annual Report 2008

39 Acquisitions (continued)

(c) Expobank

On 1st July 2008, the Group acquired 100% of the ordinary shares of Expobank, a Russian bank.

The assets and liabilities of the Russian bank, Expobank before and after the acquisition, details of the purchase price and the goodwill arising were as follows:

	Carrying value pre-acquisition £m	Fair value adjustments £m	Fair values £m
Assets
Cash and balances at central banks	73	–	73
Trading portfolio assets	52	–	52
Loans and advances to customers	446	5	451
Other assets	9	–	9
Intangible assets	–	45	45
Property, plant and equipment	28	–	28

Total assets	608	50	658

Liabilities
Deposits from banks	71	–	71
Customer accounts	318	–	318
Debt securities in issue	103	–	103
Other liabilities	16	–	16

Total liabilities	508	–	508

Net assets acquired	100	50	150

Goodwill			243

Total			393

Acquisition cost
Cash paid			386
Attributable costs			7

Total consideration			393

The excess of proceeds over the net assets acquired has generated goodwill of £243m and is attributable to the operational synergies and earnings potential expected to be realised over the longer term.

The results of the business’s operations have been included from 1st July 2008 and contributed £13m loss to the consolidated profit before tax.

Cash outflows in respect of acquisitions

The aggregate net outflow of cash from the acquisition of the above Group businesses and entities was as follows:

2008 £m
Cash consideration on acquisitions	2,070
Cash and cash equivalents acquired	(1,109)

Cash outflow on acquisition	961

Cash paid in respect of acquisition of shares in Barclays Global Investors UK Holdings Limited	157

Increase in investment in subsidiaries	157

Barclays Annual Report 2008	237

Notes to the accounts

For the year ended 31st December 2008

40 Investment in subsidiaries

The investment in Barclays Bank PLC is stated in the balance sheet of Barclays PLC at a cost of £15,340m (2007: £10,186m). The increase of £5,154m (2007: £1,545m) during the year represents the cost of additional shares of £16m (2007: £111m), capital contributions of £4,362m (2007: £1,434m), and a non-cash capital contribution of £776m.

The investment in Barclays Investments (Netherlands) N.V. was liquidated in September 2008. The investment was stated in the balance sheet of Barclays PLC at a cost of £205m in 2007.

The investment in Odysseus Jersey (No. 1) Limited was liquidated in September 2008. The investment was stated in the balance sheet of Barclays PLC at a cost of £0.1m in 2007.

41 Principal subsidiaries

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held %

Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Mercantile Business Finance Limited	Loans and advances including leases to customers	100	*
England	Barclays Global Investors UK Holdings Limited	Holding company	95.5
England	Barclays Global Investors Limited	Investment management	95.5	*
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100	*
England	Barclays Stockbrokers Limited	Stockbroking	100	*
England	Barclays Capital Securities Limited	Securities dealing	100	*
England	Barclays Global Investors Pensions Management Limited	Investment management	95.5	*
England	FIRSTPLUS Financial Group PLC	Secured loan provider	100
England	Gerrard Investment Management Limited	Investment management	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Insurance provider	100	*
Ireland	Barclays Assurance (Dublin) Limited	Insurance provider	100	*
Isle of Man	Barclays Private Clients International Limited [a]	Banking	100	*
Japan	Barclays Capital Japan Limited	Securities dealing	100	*
Jersey	Barclays Private Bank & Trust Limited	Banking, trust company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Russia	Barclays Bank LLC	Banking	100	*
South Africa	Absa Group Limited	Banking	58.6
Spain	Barclays Bank SA	Banking	99.7
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Financial Corporation	Holding company for US credit card issuer	100	*
USA	Barclays Global Investors, National Association	Investment management and securities industry	95.5	*
USA	Barclays Group USA Inc.	Holding company	100
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.8	*

In accordance with Section 231(5) of the Companies Act 1985, the above information is provided solely in relation to principal subsidiaries.

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank PLC except where marked *.

Full information of all subsidiaries will be included in the Annual Return to be filed at Companies House.

Note

a	BBPLC is the beneficial owner of 38.1% of shares and Barclays Holdings (Isle of Man) Limited is the beneficial owner of 61.9% of shares.

238	Barclays Annual Report 2008

42 Other entities

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

The consolidation of such entities may be appropriate in a number of situations, but primarily when:

–	the operating and financial policies of the entity are closely defined from the outset (i.e. it operates on an ‘autopilot’ basis) with such policies being largely determined by the Group;

–	the Group has rights to obtain the majority of the benefits of the entity and/or retains the majority of the residual or ownership risks related to the entity; or

–	the activities of the entity are being conducted largely on behalf of the Group according to its specific business objectives.

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

Entities may have restrictions placed on their ability to transfer funds, including payment of dividends and repayment of loans, to their parent entity. Reasons for the restrictions include:

–	Central bank restrictions relating to local exchange control laws.

–	Central bank capital adequacy requirements.

–	Company law restrictions relating to treatment of the entities as going concerns.

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

The table below includes information in relation to such entities as required by the Companies Act 1985, Section 231(5).

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity share- holders’ funds £m	Retained loss for the year £m
UK	Oak Dedicated Limited	100	(4)	(1)
UK	Oak Dedicated Two Limited	100	(4)	–
UK	Oak Dedicated Three Limited	100	1	–
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	St James Fleet Investments Two Limited	100	2	–
Cayman Islands	BNY BT NewCo Limited	–	–	–

Barclays Annual Report 2008	239

Notes to the accounts

For the year ended 31st December 2008

43 Related party transactions and Directors’ remuneration

(a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed directly in its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 41.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	For the year ended and as at 31st December 2008
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m

Income statement:
Interest received	–	105	3	–	108
Interest paid	–	(73)	–	–	(73)
Fees received for services rendered (including investment management and custody and commissions)	–	15	–	5	20
Fees paid for services provided	(44)	(146)	–	–	(190)
Principal transactions	8	59	60	(25)	102

Assets:
Loans and advances to banks and customers	110	954	34	–	1,098
Derivative transactions	–	9	311	15	335
Other assets	67	276	–	3	346

Liabilities:
Deposits from banks	–	592	–	–	592
Customer accounts	–	167	74	10	251
Derivative transactions	–	–	111	41	152
Other liabilities	3	18	–	28	49

240	Barclays Annual Report 2008

43 Related party transactions and Directors’ remuneration (continued)

	For the year ended and as at 31st December 2007[a]
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m

Income statement:
Interest received	5	88	1	–	94
Interest paid	(1)	(58)	(1)	–	(60)
Fees received for services rendered (including investment management and custody and commissions)	1	34	–	26	61
Fees paid for services provided	(52)	(78)	–	–	(130)
Principal transactions	(27)	45	(16)	–	2

Assets:
Loans and advances to banks and customers	142	1,285	40	–	1,467
Derivative transactions	–	4	36	–	40
Other assets	213	106	–	14	333

Liabilities:
Deposits from banks	11	–	–	–	11
Customer accounts	–	61	33	12	106
Derivative transactions	–	10	50	–	60
Other liabilities	4	125	–	–	129

	For the year ended and as at 31st December 2006[a]
	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds unit trusts and investment funds £m	Total £m

Income statement:
Interest received	45	38	–	2	85
Interest paid	(31)	(57)	–	–	(88)
Fees received for services rendered (including investment management and custody and commissions)	14	7	–	28	49
Fees paid for services provided	(115)	(51)	–	(1)	(167)
Principal transactions	3	–	(2)	–	1

Assets:
Loans and advances to banks and customers	784	146	65	–	995
Derivative transactions	–	–	–	–	–
Other assets	19	3	–	17	39

Liabilities:
Deposits from banks	9	–	–	3	12
Customer accounts	19	18	5	34	76
Derivative transactions	–	–	2	–	2
Other liabilities	13	8	–	–	21

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2008, 2007 or 2006.

Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £318m (2007: £22m, 2006: £1,209m).

In 2008 Barclays paid £12m (2007: £18m) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

Note

a	The amounts reported in prior periods have been restated to reflect new related parties.

Barclays Annual Report 2008	241

Notes to the accounts

For the year ended 31st December 2008

43 Related party transactions and Directors’ remuneration (continued)

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

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2008 were as follows:

	Directors, other Key Management Personnel and connected persons
	2008 £m	2007 £m	2006 £m

Loans outstanding at 1st January	7.4	7.8	7.4
Loans issued during the year	6.9	2.7	2.7
Loan repayments during the year	(5.5)	(3.2)	(2.3)

Loans outstanding at 31st December	8.8	7.3	7.8

Interest income earned	0.4	0.4	0.3
No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2008, 2007 or 2006.
	2008 £m	2007 £m	2006 £m

Deposits outstanding at 1st January	8.9	15.0	4.7
Deposits received during the year	235.7	114.4	105.2
Deposits repaid during the year	(221.9)	(115.0)	(94.8)

Deposits outstanding at 31st December	22.7	14.4	15.1

Interest expense on deposits	0.5	0.6	0.2

Of the loans outstanding above, £1.6m (2007: £nil, 2006: £nil) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £6.1m (2007: £2.8m, 2006: £0.1m) related to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year.

All loans are provided on normal commercial terms to Directors and other Key Management Personnel (and persons connected to them), with the exception of £692 of loans which are provided on an interest free basis.

The loans of £692 provided on an interest free basis relate to the granting of loans to one non-Director member of Barclays key management to purchase commuter rail tickets. The commuter rail ticket loans are still provided to all Barclays staff members upon request on the same terms.

All loans to Directors and other key management personnel (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

242	Barclays Annual Report 2008

43 Related party transactions and Directors’ remuneration (continued)

Remuneration of Directors and other Key Management Personnel

	Directors, other Key Management Personnel and connected persons
	2008 £m	2007 £m	2006 £m
Salaries and other short-term benefits	10.7	23.7	34.2
Pension costs	0.9	1.1	0.8
Other long-term benefits	1.6	9.2	9.3
Termination benefits	–	–	1.4
Share-based payments	11.8	31.7	27.2
Employer social security charges on emoluments	2.7	7.8	10.0
	27.7	73.5	82.9

(b) Disclosure required by the Companies Act 1985

The following information is presented in accordance with the Companies Act 1985:

Directors’ remuneration

	2008 £m	2007 £m
Aggregate emoluments	6.0	29.2
Gains made on the exercise of share options	–	0.3
Amounts paid under long-term incentive schemes	7.4	–
Actual pension contributions to money purchase scheme (2008: one Director, £11,745 and 2007: one Director, £10,233)	–	–
Notional pension contributions to money purchase scheme (2008: no Directors and 2007: no Directors)	–	–
	13.4	29.5

As at 31st December 2008, two Directors were accruing retirement benefits under a defined benefit scheme (2007: three Directors).

One Director (Frits Seegers) agreed to waive his fees as non-executive Director of Absa Group Limited and Absa Bank Limited. The fees for 2008 were ZAR 0.4m (£0.03m). The fees for 2007 were ZAR 0.5m (£0.03m). In both 2007 and 2008 the fees were paid to Barclays.

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 20 persons) and Barclays Bank PLC (involving 21 persons) at 31st December 2008 amounted to 8,036,962 ordinary shares of 25p each (0.10% of the ordinary share capital outstanding) and 8,037,498 ordinary shares of 25p each (0.10% of the ordinary share capital outstanding), respectively.

Executive Directors and Officers of Barclays PLC as a group (involving 8 persons) held, at 31st December 2008, options to purchase 2,185,380 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 510p under Sharesave and at 397p under the Executive Share Option Scheme and ranging from 317p to 534p under the Incentive Share Option Plan, respectively.

Contracts with Directors (and their connected persons) and Managers

The aggregate amounts outstanding at 31st December 2008 under transactions, arrangements and agreements made by banking companies within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them, as defined in the Companies Act 2006, and for Managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or Managers	Number of connected persons	Amount £m
Directors
Loans	1	1	6.1
Quasi-loans and credit card accounts	8	1	–
Managers
Loans	3	n/a	14.0
Quasi-loans and credit card accounts	7	n/a	–

(c) US disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2008: 24 persons, 2007: 22 persons, 2006: 24 persons) for the year ended 31st December 2008 amounted to £26.8m (2007: £64.6m, 2006: £72.1m). In addition, the aggregate amount set aside for the year ended 31st December 2008, to provide pension benefits for the Directors and Officers amounted to £0.9m (2007: £1.1m, 2006: £0.8m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2008: 25 persons, 2007: 23 persons, 2006: 25 persons) for the year ended 31st December 2008 amounted to £26.9m, (2007: £64.9m and 2006: £72.2m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2008, to provide pension benefits for the Directors and Officers amounted to £0.9m (2007: £1.1m, 2006: £0.8m).

Barclays Annual Report 2008	243

Notes to the accounts

For the year ended 31st December 2008

44 Events after the balance sheet date

On 2nd February 2009, Barclays completed the acquisition of PT Bank Akita, which was announced initially on 17th September 2008, following the approval of the Central Bank of Indonesia.

On 17th February 2009, Barclays announced that Barclays Capital will discontinue operations at its Equifirst subsidiary due to the market environment and strategic direction of the Group.

45 Share-based payments

The Group operates share schemes for employees throughout the world. The main current schemes are:

Sharesave

Eligible employees in the UK, Spain and Ireland may participate in the Barclays Sharesave scheme. Under this scheme, employees may enter into contracts to save up to £250 per month (Ireland: €500, Spain: €135) and, at the expiry of a fixed term of three, five or seven years (Spain: three years), have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the scheme have six months from the date of vest in which the option can be exercised.

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

Incentive Share Plan (Incentive Shares)

The Incentive Share Plan (Incentive Shares) was introduced in March 2008. Incentive Shares are granted to participants in the form of a provisional allocation of Barclays shares which vest upon achieving continued service after three years. Participants do not pay to receive an award or to receive a release of shares. Incentive Shares qualify for dividends.

Options granted under the following schemes are over subsidiaries of Barclays PLC:

Absa Group Broad-based Black Economic Empowerment Transaction (BEE)

On 25th June 2004, Absa shareholders approved the allocation of 73,152,300, redeemable cumulative option-holding Absa preference shares to Batho Bonke Capital Limited. Each redeemable preference share carries the option to acquire one Absa ordinary share. The shares carry the same rights as ordinary shares including voting rights, and receive dividends which are payable semi-annually. Options vested immediately on date of issue and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from R48 to R69 (£3.16–£4.55) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

244	Barclays Annual Report 2008

45 Share-based payments (continued)

Absa Group Limited Share Incentive Trust (AGLSIT)

In terms of the rules of Absa Group Limited Share Incentive Trust, the maximum number of shares which may be issued or transferred and/or in respect of which options may be granted to the participants shall be limited to shares representing 10% of the total number of issued shares from time to time. This is an equity-settled share-based payment arrangement and options are allocated to Absa employees according to the normal human resources talent management processes. The options issued up to August 2005 had no performance criteria linked to them and vested in equal tranches after three, four and five years respectively. No dividends accrue to the option holder over the vesting period. The options expire after a period of ten years from the issuing date. Options issued since August 2005 have performance criteria associated with them, which require headline earnings per share to exceed an agreed benchmark over a three-year period from the grant date for the options to vest. Participants need to be in the employ of Absa at the vesting date in order to be entitled to the options.

Absa Group Limited Share Ownership Administrative Trust (AGLSOT)

AGLSOT enabled all Absa employees to participate in a one-off offer to purchase 200 redeemable cumulative option-holding preference shares. Each redeemable preference share carries the option to acquire one Absa ordinary share. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from R48 to R69 (£3.16–£4.55) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Absa Group Limited Executive Share Award Scheme (AGLESAS)

The ESAS is an equity-settled share-based payment arrangement, where the participant’s notional bonus comprises a number of restricted nil-cost options, based on the allocation price of ordinary shares. Such an initial allocation is held in trust or in the name of the participant. If the participant is in the employ of the Group after the three-year vesting period, the participant will receive 20% matched shares. If the bonus award remains in the ESAS for another two years, the participant receives another 10% matched shares. Dividend shares are paid to participants on the ordinary shares as if the shares were held from inception. The number of dividend shares awarded is therefore calculated on the initial allocation and on the 20% and/or 10% matched shares, over the three- or five-year period. Employees that receive a performance bonus in excess of a predetermined amount were compelled to place a set percentage of their bonus award into the ESAS. Employees also had the option of utilising more of their bonus award for voluntary ESAS options.

In addition, options remain outstanding under the following closed schemes:

Barclays Global Investors Equity Ownership Plan (BGI EOP)

The Equity Ownership Plan was extended to key employees of BGI. The exercise price of the options was determined by the Remuneration Committee of Barclays PLC based on the fair value of BGI as determined by an independent appraiser. The options were granted over shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC.

Options are not exercisable until vesting, with a third of the options held generally becoming exercisable at each anniversary of grant. The shareholder has the right to offer to sell the shares to Barclays Bank PLC 355 days following the exercise of the option. Barclays Bank PLC may accept the offer and purchase the shares at the most recently agreed valuation but is under no obligation to do so. Options lapse ten years after grant. The most recently agreed valuation was £87.22, at 31st March 2008. No awards were made under the BGI EOP in 2008.

Incentive Share Option Plan (ISOP)

The ISOP was open by invitation to the employees and Directors of Barclays PLC. Options were granted at the market price at the date of grant calculated in accordance with the rules of the plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised. No awards were made under ISOP during 2008.

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

At the balance sheet date the following cash-settled schemes operated within the Group:

Absa Group Limited Phantom Performance Share Plan (Phantom PSP)

The Phantom PSP is a cash-settled plan and payments made to participants in respect of their awards are in the form of cash. The Phantom PSP shares (and any associated notional dividend shares) are awarded at no cost to the participants. The amount that is ultimately paid to the participants is equal to the market value of a number of ordinary shares as determined after a three-year vesting period. The vesting of the Phantom PSP awards will be subject to two non-market performance conditions which will be measured over a three-year period, starting on the first day of the financial year in which the award is made. The award will vest after three years to the extent that the performance conditions are satisfied. These awards are forfeited in total if Absa performance fails to meet the minimum criteria

Absa Group Limited Phantom Executive Share Award Scheme (Phantom ESAS)

The Phantom ESAS is a cash-settled share-based payment arrangement, where the participant’s notional bonus comprises a number of restricted nil-cost options, based on the allocation price of ordinary shares. If the participant is in the employ of the Group after the three-year vesting period, the participant will receive 20% bonus phantom shares. If the bonus award remains in the Phantom ESAS for another two years, the participant receives an additional 10% bonus phantom shares. Dividend phantom shares are paid to participants on the ordinary phantom shares as if the shares were held from inception. The number of dividend phantom shares awarded is therefore calculated on the initial allocation and on the 20% and 10% bonus phantom shares, over the five-year period. Employees that receive performance bonuses in excess of a predetermined amount are compelled to place a set percentage of the bonus award in the Phantom ESAS. Employees also have the option of utilising more of their bonus award for voluntary ESAS phantom shares.

Barclays Annual Report 2008	245

Notes to the accounts

For the year ended 31st December 2008

45 Share-based payments (continued)

The weighted average fair value per option granted during the year is as follows:

	2008 £	2007 £

Sharesave	0.92	1.25
Sharepurchase	3.38	6.84
ISP	4.22	n/a
ESAS	4.09	6.96
PSP	4.89	8.03
BGI EOP	n/a	22.18
AGLSIT	n/a	3.18
AGLESAS	7.17	n/a

Fair values for Sharesave, PSP, BGI EOP and AGLSIT are calculated at the date of grant using either a Black-Scholes model or Monte Carlo simulation. No further grants have been made under the BGI EOP since 2008. Sharepurchase, ESAS, and AGLESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vest. The calculation of the vest date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2008 is £10m (2007: £66m, 2006: £62m).

The significant weighted average assumptions used to estimate the fair value of the options granted in 2008 are as follows:

	2008

	Sharesave	PSP	AGLESAS

Weighted average share price	3.11	5.45	7.17
Weighted average exercise price	2.51	2.07	–
Expected volatility	37%	37%	0%
Expected option life	4 years	3 years	5 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2007 are as follows:

	2007

	Sharesave	PSP	BGI EOP	AGLSIT
Weighted average share price	5.82	7.07	95.33	9.18
Weighted average exercise price	4.81	–	95.33	7.62
Expected volatility	25%	25%	20%	30%
Expected option life	4 years	3 years	4 years	5 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2006 are as follows:

	2006
	Sharesave	PSP	BGI EOP	AGLSIT
Weighted average share price	6.20	6.74	81.12	8.92
Weighted average exercise price	5.11	–	81.12	6.57
Expected volatility	25%	25%	24%	29%
Expected option life	4 years	3 years	4 years	5 years

Expected volatility and dividend yield on the date of grant have been used as inputs into the respective valuation models for Sharesave and PSP. Expected volatility has been determined using historical volatility of its peers over the expected life of the options for BGI EOP and AGLSIT applies a five-year rolling period.

The yield on UK government bonds with a commensurate life has been used to determine the risk-free discount rate of 4% for all schemes other than AGLSIT. Option life is estimated based upon historical data for the holding period of options between grant and exercise dates. The risk-free rate on the AGLSIT scheme represents the yield, recorded on date of option grant, on South African government zero coupon bond of a term commensurate to the expected life of the option.

246	Barclays Annual Report 2008

45 Share-based payments (continued)

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers.

The assumed dividend yield for Barclays PLC is the average annual dividend yield on the date of grant of 5%. Dividend yield for AGLSIT of 3.5% was based on the average 12-month trailing yield over the year to grant date.

Analysis of the movement in the number and weighted average exercise price of options is set out below:

	Sharesave [a]				Sharepurchase a, [c]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2008	2007	2008	2007	2008	2007	2008	2007

Outstanding at beginning of year	74,027	78,929	4.48	4.22	3,824	2,472	–	–
Granted in the year	56,024	18,748	2.51	4.81	3,834	1,852	–	–
Adjustment in grants for open offer	1,354	–	4.33	–	–	–	–	–
Exercised/released in the year	(3,357)	(18,018)	3.71	3.70	(64)	(256)	–	–
Less: forfeited in the year	(33,917)	(5,632)	4.35	4.53	(633)	(244)	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	94,131	74,027	1.83	4.48	6,961	3,824	–	–

Of which exercisable:	4,025	2,324	3.71	3.69	737	–	–	–

	ESAS a, [c]				PSP a, [c]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2008	2007	2008	2007	2008	2007	2008	2007

Outstanding at beginning of year	182,200	142,359	–	–	63,163	42,832	–	–
Granted in the year	141,269	76,064	–	–	8,528	20,331	–	–
Adjustment in grants for open offer	6,884	–	–	–	1,370	–	–	–
Exercised/released in the year	(56,231)	(31,036)	–	–	(1,467)	–	–	–
Less: forfeited in the year	(6,185)	(5,187)	–	–	(20,865)	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	267,937	182,200	–	–	50,729	63,163	–	–

Of which exercisable:	15,131	16,587	–	–	–	–	–	–

	ISP [a,c]				Absa BEE [b]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2008	2007	2008	2007	2008	2007	2008	2007

Outstanding at beginning of year/acquisition date	–	–	–	–	73,152	73,152	3.40-3.89	3.50-5.03
Granted in the year	6,923	–	–	–	–	–	–	–
Adjustment in grants for open offer	177	–	–	–	–	–	–	–
Exercised/released in the year	–	–	–	–	–	–	–	–
Less: forfeited in the year	–	–	–	–	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	7,100	–	–	–	73,152	73,152	3.16-4.55	3.40-3.89

Of which exercisable:	–	–	–	–	73,152	73,152	3.16-4.55	3.40-3.89

	AGLSIT [b]				AGLSOT [b]

	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)

	2008	2007	2008	2007	2008	2007	2008	2007

Outstanding at beginning of year/acquisition date	13,618	18,778	4.81	3.87	946	4,847	3.40-3.89	3.50-5.03
Granted in the year	–	260	–	7.62	–	–	–	–
Exercised/released in the year	(3,252)	(4,668)	3.37	3.60	(368)	(3,592)	–	–
Less: forfeited in the year	(399)	(752)	4.96	5.22	(19)	(309)	3.16-4.55	3.40-3.89
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	9,967	13,618	4.91	4.81	559	946	3.16-4.55	3.40-3.89

Of which exercisable:	5,944	5,603	3.86	3.25	559	946	3.16-4.55	3.40-3.89

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

Barclays Annual Report 2008	247

Notes to the accounts

For the year ended 31st December 2008

45 Share-based payments (continued)

	AGLESAS c, [d]				BGI EOP [b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2008	2007	2008	2007	2008	2007	2008	2007
Outstanding at beginning of year/acquisition date	37	37	–	–	7,502	6,929	75.66	57.79
Granted in the year	1,019	–	–	–	–	2,599	–	95.33
Exercised/released in the year	–	–	–	–	(550)	(1,632)	34.35	34.99
Less: forfeited in the year	(41)	–	–	–	(368)	(394)	86.57	59.63
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	1,015	37	–	–	6,584	7,502	78.50	75.66
Of which exercisable:	–	–	–	–	3,631	1,556	69.29	47.00

	ISOP [a]				ESOS [a]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2008	2007	2008	2007	2008	2007	2008	2007
Outstanding at beginning of year	20,549	77,507	4.56	4.59	1,423	1,748	4.13	4.14
Granted in the year	–	–	–	–	–	–	–	–
Adjustment in grants for open offer	537	–	4.44	–	12	–	4.33	–
Exercised/released in the year	(539)	(9,718)	4.06	4.35	(70)	(325)	3.97	4.20
Less: forfeited in the year	–	(47,240)	–	4.66	(892)	–	3.97	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	20,547	20,549	4.44	4.56	473	1,423	4.33	4.13
Of which exercisable:	20,547	20,238	4.44	4.54	473	1,423	4.33	4.13

	Woolwich ESOP [a]
	Number (000s)		Weighted average ex. price (£)
	2008	2007	2008	2007
Outstanding at beginning of year	540	700	3.81	3.81
Granted in the year	–	–	–	–
Adjustment in grants for open offer	12	–	3.70	–
Exercised/released in the year	(104)	(160)	3.10	3.84
Less: forfeited in the year	(6)	–	3.65	–
Less: expired in the year	–	–	–	–
Outstanding at end of year	442	540	3.70	3.81
Of which exercisable:	442	540	3.70	3.81

The table below shows the weighted average share price at the date of exercise/release of shares:

	2008 £	2007 £
Sharesave [a]	4.70	5.72
Sharepurchase a, [d]	1.59	6.74
ESAS a, [d]	4.07	6.71
PSP	2.07	n/a
BGI EOP [b]	87.22	97.06
AGLSIT [c]	6.78	9.52
AGLSOT [c]	6.79	n/a
ISOP [a]	4.59	7.31
ESOS [a]	4.74	7.26
Woolwich ESOP [a]	4.72	7.24

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

c	Options/award granted over Absa Group Limited shares.

d	Nil cost award.

248	Barclays Annual Report 2008

45 Share-based payments (continued)

The exercise price range, the weighted average contractual remaining life and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

	2008		2007
Exercise Price Range	Weighted average remaining contractual life in years	Number of options outstanding	Weighted average remaining contractual life in years	Number of options outstanding
Sharesave [a]
£1.44-£2.49	3	2,121,926	–	–
£2.50-£3.49	4	54,437,940	–	328,822
£3.50-£4.49	1	19,986,642	2	40,371,606
£4.50-£5.49	3	17,584,689	4	33,327,119
Sharepurchase a, [d]	2	6,960,593	2	3,824,021
ESAS a, [d]	3	267,936,513	3	182,200,170
ISP a, [d]	2	7,099,655	–	–
PSP a, [d]	1	50,729,245	1	63,162,894
BGI EOP [b]
£6.11-£13.99	4	101,000	4	239,717
£14.00-£20.11	5	236,503	6	285,671
£20.12-£56.94	6	759,213	7	1,059,430
£56.95-£95.33	8	5,487,520	9	5,916,863
Absa BEE [c]
£3.16-£4.55	1	73,152,300	2	73,152,300
AGLSIT [c]
£1.66-£7.50	6	9,967,000	7	13,618,000
AGLSOT [c]
£3.16-£4.55	1	559,000	2	946,000
AGLESAS c, [d]	3	1,015,000	3	37,059
ISOP [a]
£2.50-£3.49	4	3,862,322	5	3,965,300
£3.50-£4.49	2	1,558,449	3	1,409,828
£4.50-£5.49	4	14,899,933	5	14,896,227
£5.50-£6.49	7	225,894	7	277,096
ESOS [a]
£2.50-£3.49	–	–	–	4,000
£3.50-£4.49	1	472,561	1	1,418,818
Woolwich ESOP [a]
£2.50-£3.49	1	89,644	2	110,616
£3.50-£4.49	1	352,961	2	429,584
There were no modifications to the share-based payment arrangements in the years 2008, 2007 and 2006. As at 31st December 2008, the total liability arising from cash-settled share-based payment transactions was £23m (2007: £16m).

At 31st December 2008, 6.6 million (2007: 7.5 million) options were outstanding under the terms of the BGI EOP (which would represent a 7.3% interest if exercised). Employees in BGI own 4.5% of the shares in Barclays Global Investors UK Holdings Limited (2007: 5.9%). If all the current options were exercised, £516.9m (2007: £567.6m) would be subscribed. Since the scheme was introduced, options over 21.5 million (2007: 20.9 million) shares have been exercised, of which 3.8 million are still held by employees and represent a minority interest in the Group.

At 31st December 2008, there were 73.2 million, 10 million and 0.6 million options granted over Absa Group Limited shares under the Absa Group Limited Black Economic Empowerment Transaction, Absa Group Limited Share Incentive Trust and Absa Group Limited Share Ownership Administrative Trust respectively. In aggregate, these options would represent a 11.0% interest in Absa Group Limited if exercised.

Impact of capital raising

During 2008, the number of shares in each award or option has been increased by 2.68% and any corresponding option exercise price has been decreased by 2.68% to reflect the impact of the capital raising in July. No adjustments were made for any other capital raising during 2008.

Notes

a	Options /award granted over Barclays PLC shares.

b	Options /award granted over Barclays Global Investors UK Holdings Limited shares.

c	Options /award granted over Absa Group Limited shares.

d	Nil cost award.

Barclays Annual Report 2008	249

Notes to the accounts

For the year ended 31st December 2008

46 Financial risks

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

The Executive Committee monitors and manages risk-adjusted performance of businesses and receives a regular update on forward risk trends and the Group Risk Profile Report.

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

The main financial risks affecting the Group are discussed in Notes 47 to 49.

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

Barclays is also exposed to other credit risks arising from investments in debt securities and other exposures arising from its trading activities (‘trading exposures’) including, non-equity trading portfolio assets, derivatives as well as settlement balances with market counterparties and reverse repurchase loans.

Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than impairment charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table presents the maximum exposure at 31st December 2008 and 2007 to credit risk of balance sheet and off balance sheet financial instruments, before taking account of any collateral held or other credit enhancements and after allowance for impairment and netting where appropriate.

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

This analysis and all subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets, mainly equity securities held in trading portfolio or available for sale as well as non-financial assets. The nominal value of off-balance sheet credit related instruments are also shown, where appropriate.

Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts have not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and result in no direct loss to the Group.

250	Barclays Annual Report 2008

47 Credit risk (continued)

Whilst the Group’s maximum exposure to credit risk is the carrying value of the assets or, in the case of off-balance sheet items, the amount guaranteed, committed, accepted or endorsed, in most cases the likely exposure is far less due to collateral, credit enhancements and other actions taken to mitigate the Group’s exposure.

A description of the credit risk management and measurement methodologies, the credit quality of the assets and the collateral and other credit enhancements held against them is included in the relevant sections within this Note, for each of the categories in the following table:

As at 31st December 2008

	Loans and advances £m	Debt securities £m	Derivatives £m	Reverse repurchase agreements £m	Others £m	Total £m	Credit market exposure £m
On-balance sheet:
Cash and balances at central banks					30,019	30,019
Items in course of collection from other banks					1,695	1,695
Trading portfolio:
Treasury and other eligible bills		4,544				4,544
Debt securities		148,686				148,686	4,745
Traded loans	1,070					1,070
Total trading portfolio	1,070	153,230				154,300
Financial assets designated at fair value held on own account:
Loans and advances	30,057				130	30,187	14,429
Debt securities		8,628				8,628
Other financial assets	1,469			7,283	479	9,231
Total financial assets designated at fair value held on own account	31,526	8,628		7,283	609	48,046
Derivative financial instruments			984,802			984,802	9,234
Loans and advances to banks	47,707					47,707
Loans and advances to customers:
Residential mortgage loans	135,077					135,077
Credit card receivables	22,304					22,304
Other personal lending	32,038					32,038
Wholesale and corporate loans and advances	259,699					259,699
Finance lease receivables	12,697					12,697
Total loans and advances to customers	461,815					461,815	12,808
Available for sale financial investments:
Treasury and other eligible bills		4,003				4,003
Debt securities		58,831				58,831	727
Total available for sale financial investments		62,834				62,834
Reverse repurchase agreements				130,354		130,354
Other assets					3,096	3,096	109
Total on-balance sheet	542,118	224,692	984,802	137,637	35,419	1,924,668
Off-balance sheet:
Acceptances and endorsements						585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						53,942
Commitments						260,816	1,030
Total off-balance sheet						315,343
Total maximum exposure at 31st December						2,240,011

Barclays Annual Report 2008	251

Notes to the accounts

For the year ended 31st December 2008

47 Credit risk (continued)

At 31st December 2007

	Loans and advances £m	Debt securities £m	Derivatives £m	Reverse repurchase agreements £m	Others £m	Total £m	Credit market exposure £m
On-balance sheet:
Cash and balances at central banks					5,801	5,801
Items in course of collection from other banks					1,836	1,836
Trading portfolio:
Treasury and other eligible bills		2,094				2,094
Debt securities		152,778				152,778	6,239
Traded loans	1,780					1,780
Total trading portfolio	1,780	154,872				156,652
Financial assets designated at fair value held on own account:
Loans and advances	23,334				157	23,491	15,218
Debt securities		24,217				24,217
Other financial assets	98			3,056	391	3,545
Total financial assets designated at fair value held on own account	23,432	24,217		3,056	548	51,253
Derivative financial instruments			248,088			248,088	445
Loans and advances to banks	40,120					40,120
Loans and advances to customers:
Residential mortgage loans	106,619					106,619
Credit card receivables	14,289					14,289
Other personal lending	29,857					29,857
Wholesale and corporate loans and advances	183,556					183,556	11,535
Finance lease receivables	11,077					11,077
Total loans and advances to customers	345,398					345,398
Available for sale financial investments:
Treasury and other eligible bills		2,723				2,723
Debt securities		38,673				38,673	1,244
Total available for sale financial in vestments		41,396				41,396
Reverse repurchase agreements				183,075		183,075	225
Other assets					3,966	3,966	57
Total on-balance sheet	410,730	220,485	248,088	186,131	12,151	1,077,585
Off-balance sheet:
Acceptances and endorsements						365
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						35,692
Commitments						192,639	3,225
Total off-balance sheet						228,696
Total maximum exposure at 31st December						1,306,281

252	Barclays Annual Report 2008

47 Credit risk (continued)

Credit risk concentrations

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged.

Credit risk concentrations by geographical sector

	2008
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
On-balance sheet:
Cash and balances at central banks	8,406	11,039	8,381	1,712	481	30,019
Items in the course of collection from other banks	1,447	59	–	169	20	1,695
Trading portfolio	23,865	35,396	66,084	2,770	26,185	154,300
Financial assets designated at fair value held on own account	14,158	7,388	19,738	2,904	3,858	48,046
Derivative financial instruments	317,621	215,054	366,161	4,403	81,563	984,802
Loans and advances to banks	7,524	12,591	13,616	2,189	11,787	47,707
Loans and advances to customers	213,079	91,109	75,826	44,373	37,428	461,815
Available for sale financial investments	15,423	18,928	16,583	3,351	8,549	62,834
Reverse repurchase agreements	22,659	41,724	47,034	848	18,089	130,354
Other assets	1,198	548	550	520	280	3,096
Total on-balance sheet	625,380	433,836	613,973	63,239	188,240	1,924,668

Off-balance sheet:
Acceptances and endorsements	274	–	6	41	264	585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	4,433	3,742	42,227	1,738	1,802	53,942
Commitments	103,548	32,445	90,298	23,210	11,315	260,816
Total off-balance sheet	108,255	36,187	132,531	24,989	13,381	315,343

Total	733,635	470,023	746,504	88,228	201,621	2,240,011

Credit risk concentrations by geographical sector

	2007
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
On-balance sheet:
Cash and balances at central banks	1,458	2,170	206	1,406	561	5,801
Items in the course of collection from other banks	1,638	75	–	110	13	1,836
Trading portfolio	28,959	41,675	53,208	877	31,933	156,652
Financial assets designated at fair value held on own account	15,713	5,907	20,396	958	8,279	51,253
Derivative financial instruments	60,534	75,017	82,975	2,229	27,333	248,088
Loans and advances to banks	5,515	11,102	13,443	2,581	7,479	40,120
Loans and advances to customers	187,824	56,189	39,944	38,653	22,788	345,398
Available for sale financial investments	5,934	18,354	7,818	2,944	6,346	41,396
Reverse repurchase agreements	42,160	51,734	67,018	2,156	20,007	183,075
Other assets	1,813	617	424	698	414	3,966
Total on-balance sheet	351,548	262,840	285,432	52,612	125,153	1,077,585

Off-balance sheet:
Acceptances and endorsements	227	5	5	34	94	365
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	7,377	1,468	23,696	1,286	1,865	35,692
Commitments	90,964	23,946	48,657	20,471	8,601	192,639
Total off-balance sheet	98,568	25,419	72,358	21,791	10,560	228,696

Total	450,116	288,259	357,790	74,403	135,713	1,306,281

Barclays Annual Report 2008	253

Notes to the accounts

For the year ended 31st December 2008

47 Credit risk (continued)

Credit risk concentrations by industrial sector

	2008
	Government and Central Banks £m	Financial Services £m	Transport, Postal and communication and Business and other services £m	Agriculture, Manufacturing and Wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m
On-balance sheet:
Cash and balances at central banks	30,019	–	–	–	–	–	–	–	–	30,019
Items in the course of collection from other banks	10	1,685	–	–	–	–	–	–	–	1,695
Trading portfolio	68,962	73,729	3,320	2,590	1,404	4,272	–	4	19	154,300
Financial assets designated at fair value held on own account	5,871	21,860	1,080	1,286	17,415	271	–	263	–	48,046
Derivative financial instruments	10,370	928,793	9,265	14,420	3,779	18,054	–	121	–	984,802
Loans and advances to banks	2,794	44,913	–	–	–	–	–	–	–	47,707
Loans and advances to customers	5,296	112,506	52,243	49,068	29,988	14,078	135,077	50,862	12,697	461,815
Available for sale financial investments	14,891	44,865	1,288	436	333	354	569	98	–	62,834
Reverse repurchase agreements	17,939	110,645	536	428	806	–	–	–	–	130,354
Other assets	103	1,397	602	260	8	12	155	554	5	3,096
Total on-balance sheet	156,255	1,340,393	68,334	68,488	53,733	37,041	135,801	51,902	12,721	1,924,668
Off-balance sheet:
Acceptances and endorsements	–	151	180	231	14	3	–	6	–	585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	–	44,858	4,161	2,275	778	1,604	–	266	–	53,942
Commitments	5,096	33,746	32,769	36,815	11,405	16,279	12,196	112,510	–	260,816
Total off-balance sheet	5,096	78,755	37,110	39,321	12,197	17,886	12,196	112,782	–	315,343
Total	161,351	1,419,148	105,444	107,809	65,930	54,927	147,997	164,684	12,721	2,240,011

254	Barclays Annual Report 2008

47 Credit risk (continued)

Credit risk concentrations by industrial sector

	2007
	Government and Central Banks £m	Financial Services £m	Transport, Postal and communication and Business and other services £m	Agriculture, Manufacturing and Wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m
On-balance sheet:
Cash and balances at central banks	5,801	–	–	–	–	–	–	–	–	5,801
Items in the course of collection from other banks	8	1,828	–	–	–	–	–	–	–	1,836
Trading portfolio	58,608	83,790	4,434	3,928	924	4,072	895	1	–	156,652
Financial assets designated at fair value held on own account	10,914	23,742	570	699	11,325	396	3,509	98	–	51,253
Derivative financial instruments	2,886	227,609	2,771	5,567	1,106	8,031	87	31	–	248,088
Loans and advances to banks	7,881	32,239	–	–	–	–	–	–	–	40,120
Loans and advances to customers	2,036	70,699	41,678	38,170	22,288	8,623	106,619	44,208	11,077	345,398
Available for sale financial investments	8,880	29,693	2,142	249	167	246	–	19	–	41,396
Reverse repurchase agreements	1,713	179,459	416	735	752	–	–	–	–	183,075
Other assets	270	1,506	542	307	168	5	112	1,056	–	3,966
Total on-balance sheet	98,997	650,565	52,553	49,655	36,730	21,373	111,222	45,413	11,077	1,077,585
Off-balance sheet:
Acceptances and endorsements	–	125	111	91	21	4	–	13	–	365
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	51	17,021	12,847	1,867	538	2,687	1	680	–	35,692
Commitments	4,511	30,492	26,370	32,388	11,282	9,961	10,969	66,666	–	192,639
Total off-balance sheet	4,562	47,638	39,328	34,346	11,841	12,652	10,970	67,359	–	228,696
Total	103,559	698,203	91,881	84,001	48,571	34,025	122,192	112,772	11,077	1,306,281

Loans and advances to customers in the above table has been reanalysed between Agriculture, Manufacturing and Wholesale and retail trade, Residential mortgage loans and Other personal to reflect changes in classification of assets.

Barclays Annual Report 2008	255

Notes to the accounts

For the year ended 31st December 2008

47 Credit risk (continued)

Loans and advances

Credit risk management

Governance and responsibilities

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

Credit monitoring

Wholesale and corporate loans which are deemed to contain heightened levels of risk are recorded on early-warning or watch lists. These lists are graded in line with the perceived severity of the risk attached to the lending and its probability of default. The lists are updated on a monthly basis and are closely monitored.

Regardless of whether they are recorded on early-warning or watch lists, all wholesale and corporate loans are subject to a full review of all facilities on, at least, an annual basis. More frequent interim reviews may be undertaken should circumstances dictate.

Retail loans (which tend to comprise homogeneous assets) are monitored on a portfolio basis.

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

For wholesale and corporate lending, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Barclays credit rating contains 21 grades, representing the Group’s best estimate of credit risk for a counterparty based on current economic conditions. Retail customers are not all assigned internal risk ratings in this way for account management purposes, therefore their probability of default is considered.

The Group considers Credit Risk Loans (defined as all customers overdue by 90 days or more, and/or individually impaired or restructured) and loan loss rates when assessing the credit performance of its loan portfolios, other than those held at fair value. For the purposes of historical and business unit comparison, loan loss rates are defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Credit risk mitigation

Where appropriate, the Group takes action to mitigate credit risk such as reducing amounts outstanding (in discussion with the customers, clients or counterparties if appropriate), using credit derivatives, securitising assets; and selling them.

Diversification to avoid unwanted credit risk concentrations is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Risk Oversight Committee and the Board Risk Committee. Mandate and scale limits are used to limit the stock of current exposures in a loan portfolio and the flow of new exposures into a loan portfolio. Limits are typically based on the tenor and nature of the lending.

Collateral and security

The Group routinely obtains collateral and security to mitigate credit risk.

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

256	Barclays Annual Report 2008

47 Credit risk (continued)

All loans and advances are categorised as either:

– neither past due nor individually impaired;

– past due but not individually impaired; or

– individually impaired.

The impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment.

Credit risk loans comprise loans and advances to banks and customers 90 days overdue or more and those subject to individual impairment. The coverage ratio is calculated by reference to the total impairment allowance and the carrying value (before impairment) of credit risk loans.

	As at 31st December 2008
	Neither past due nor individually impaired [a] £m	Past due but not individually impaired [b] £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £m	Credit Risk Loans £m	Coverage ratio %
Trading portfolio:
Traded loans	1,070	–	–	1,070	–	1,070	–	–
Financial assets designated at fair value held on own account:
Loans and advances	29,182	875	–	30,057	–	30,057	–	–
Other financial assets	1,469	–	–	1,469	–	1,469	–	–
Loans and advances to banks	46,665	1,045	48	47,758	(51)	47,707	48	100.0
Loans and advances to customers:
Residential mortgage loans	126,363	7,413	1,608	135,384	(307)	135,077	2,403	12.8
Credit card receivables	21,092	1,426	1,231	23,749	(1,445)	22,304	1,990	72.6
Other personal lending	30,539	1,342	2,040	33,921	(1,883)	32,038	2,685	70.1
Wholesale and corporate loans and advances	246,505	8,307	7,586	262,398	(2,699)	259,699	8,277	32.6
Finance lease receivables	12,367	285	234	12,886	(189)	12,697	297	63.6
Total	515,252	20,693	12,747	548,692	(6,574)	542,118	15,700	41.9

	As at 31st December 2007
	Neither past due nor individually impaired [a] £m	Past due but not individually impaired [b] £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £m	Credit Risk Loans £m	Coverage ratio %
Trading portfolio:
Traded loans	1,780	–	–	1,780	–	1,780	–	–
Financial assets designated at fair value held on own account:
Loans and advances	22,977	357	–	23,334	–	23,334	–	–
Other financial assets	98	–	–	98	–	98	–	–
Loans and advances to banks	37,601	2,522	–	40,123	(3)	40,120	–	–
Loans and advances to customers:
Residential mortgage loans	100,323	5,813	615	106,751	(132)	106,619	1,014	13.0
Credit card receivables	12,587	1,026	1,517	15,130	(841)	14,289	1,568	53.6
Other personal lending	28,569	1,020	1,641	31,230	(1,373)	29,857	1,822	75.4
Wholesale and corporate loans and advances	171,949	7,987	4,930	184,866	(1,310)	183,556	5,058	25.9
Finance lease receivables	10,890	159	141	11,190	(113)	11,077	179	63.1
Total	386,774	18,884	8,844	414,502	(3,772)	410,730	9,641	39.1

Notes

a	Financial assets subject to collective impairment allowance are included in this column if they are not past due.

b	Financial assets subject to collective impairment allowance are included in this column if they are past due.

Barclays Annual Report 2008	257

Notes to the accounts

For the year ended 31st December 2008

47 Credit risk (continued)

Credit quality of loans and advances neither past due nor individually impaired

	2008				2007
	Strong £m	Satisfactory £m	Higher risk £m	Total £m	Strong £m	Satisfactory £m	Higher risk £m	Total £m
Trading portfolio:
Traded loans	759	220	91	1,070	223	1,228	329	1,780
Financial assets designated at fair value held on own account:
Loans and advances	25,665	2,792	725	29,182	13,687	6,186	3,104	22,977
Other financial assets	–	1,469	–	1,469	98	–	–	98
Loans and advances to banks	40,181	6,384	100	46,665	35,635	1,955	11	37,601
Loans and advances to customers:
Residential mortgage loans	82,363	42,770	1,230	126,363	60,563	38,000	1,760	100,323
Credit card receivables	–	20,426	666	21,092	–	12,582	5	12,587
Other personal lending	7,549	21,750	1,240	30,539	5,061	22,619	889	28,569
Wholesale and corporate loans and advances	141,868	94,453	10,184	246,505	114,693	54,828	2,428	171,949
Finance lease receivables	4,214	7,504	649	12,367	4,586	6,036	268	10,890
Total loans and advances	302,599	197,768	14,885	515,252	234,546	143,434	8,794	386,774

For the purposes of the analysis of credit quality, the following internal measures of credit quality have been used:

	Retail lending	Wholesale lending
Financial statements description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05% 0.05-0.15% 0.15-0.30% 0.30-0.60%	1-3 4-5 6-8 9-11
Satisfactory	0.60-10.00%	0.60-2.15% 2.15-11.35%	11-14 15-19
Higher risk	10.00% +	11.35% +	20-21

Financial statement descriptions can be summarised as follows:

Strong – there is a very high likelihood of the asset being recovered in full.

Satisfactory – whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value ratio, and unsecured retail loans operating outside normal product guidelines.

Higher risk – there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

258	Barclays Annual Report 2008

47 Credit risk (continued)

Loans and advances that are past due but not individually impaired

An age analysis of loans and advances that are past due but not individually impaired is set out below.

For the purposes of this analysis an asset is considered past due and included below when any payment due under strict contractual terms is received late or missed. The amount included is the entire financial asset, not just the payment, of principal or interest or both, overdue.

The table below provides a breakdown of total financial assets past due but not individually impaired. In general, retail and wholesale loans fall into this category for two separate reasons. Retail loans and advances to customers may come under this category because the impairment allowance on such loans is calculated on a collective – not individual – basis. This reflects the homogenous nature of the assets, which allows statistical techniques to be used, rather than individual assessment.

In contrast, some loans to wholesale and corporate customers and banks may come under this category because of instances where a payment on a loan is past due without requiring an individual impairment allowance. For example, an individual impairment allowance will not be required when a loss is not expected due to a corporate loan being fully secured or collateralised. As a result, it is past due but not individually impaired.

	2008
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Of which Credit Risk Loans £m
Financial assets designated at fair value held on own account:
Loans and advances	315	147	81	82	250	875	–
Loans and advances to banks	1,044	1	–	–	–	1,045	–
Loans and advances to customers:
Residential mortgage loans	4,420	1,568	630	713	82	7,413	795
Credit card receivables	293	224	150	291	468	1,426	759
Other personal lending	220	204	273	338	307	1,342	645
Wholesale and corporate loans and advances	6,229	540	847	477	214	8,307	691
Finance lease receivables	130	53	39	63	–	285	63
Total loans and advances to customers	11,292	2,589	1,939	1,882	1,071	18,773	2,953
Total financial assets past due but not individually impaired	12,651	2,737	2,020	1,964	1,321	20,693	2,953

	2007
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Of which Credit Risk Loans £m
Financial assets designated at fair value held on own account:
Loans and advances	261	4	1	24	67	357	–
Loans and advances to banks	2,031	305	186	–	–	2,522	–
Loans and advances to customers:
Residential mortgage loans	3,609	1,349	456	215	184	5,813	399
Credit card receivables	558	155	107	205	1	1,026	51
Other personal lending	271	199	193	152	205	1,020	181
Wholesale and corporate loans and advances	6,970	622	267	62	66	7,987	128
Finance lease receivables	75	28	18	38	–	159	38
Total loans and advances to customers	11,483	2,353	1,041	672	456	16,005	797
Total financial assets past due but not individually impaired	13,775	2,662	1,228	696	523	18,884	797

Loans and advances individually assessed as impaired

An analysis of financial assets individually assessed as impaired is as follows:

	2008			2007
	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m

Loans and advances to banks individually impaired	48	(44)	4	–	–	–
Loans and advances to customers:
Residential mortgage loans	1,608	(227)	1,381	615	(88)	527
Credit card receivables	1,231	(727)	504	1,517	(725)	792
Other personal lending	2,040	(1,250)	790	1,641	(1,030)	611
Wholesale and corporate loans and advances	7,586	(2,310)	5,276	4,930	(944)	3,986
Finance lease receivables	234	(140)	94	141	(102)	39
Total loans and advances individually impaired	12,747	(4,698)	8,049	8,844	(2,889)	5,955
Collective impairment allowance		(1,876)			(883)
Total impairment allowance		(6,574)			(3,772)

Barclays Annual Report 2008	259

Notes to the accounts

For the year ended 31st December 2008

47 Credit risk (continued)

The movements on the impairment allowance during the year were as follows:

	2008
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m
Loans and advances to banks	3	–	–	1	–	7	40	51
Loans and advances to customers:
Residential mortgage loans	132	–	(35)	19	(44)	3	232	307
Credit card receivables	841	306	(68)	94	(845)	69	1,048	1,445
Other personal lending	1,373	1	(32)	134	(525)	42	890	1,883
Wholesale and corporate loans and advances	1,310	–	–	506	(1,428)	41	2,270	2,699
Finance lease receivables	113	–	–	37	(77)	12	104	189
Total loans and advances to customers	3,769	307	(135)	790	(2,919)	167	4,544	6,523
Total impairment allowance	3,772	307	(135)	791	(2,919)	174	4,584	6,574

	2007
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m
Loans and advances to banks	4	–	–	–	(1)	13	(13)	3
Loans and advances to customers:
Residential mortgage loans	124	–	–	2	(5)	5	6	132
Credit card receivables	1,030	(75)	(60)	4	(819)	103	658	841
Other personal lending	1,139	–	(53)	10	(668)	54	891	1,373
Wholesale and corporate loans and advances	939	1	–	37	(440)	46	727	1,310
Finance lease receivables	99	1	–	–	(30)	6	37	113
Total loans and advances to customers	3,331	(73)	(113)	53	(1,962)	214	2,319	3,769
Total impairment allowance	3,335	(73)	(113)	53	(1,963)	227	2,306	3,772

Loan Loss Rates
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Impairment charge £m	Loan Loss Rate basis point
As at 31st December 2008	516,096	(6,574)	509,522	4,913	95
As at 31st December 2007	389,290	(3,772)	385,518	2,782	71

260	Barclays Annual Report 2008

47 Credit risk (continued)

Renegotiated loans and advances

Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Collateral and other credit enhancements held

Financial assets that are past due or individually assessed as impaired may be partially or fully collateralised or subject to other forms of credit enhancement.

Assets in these categories subject to collateralisation are mainly corporate loans, residential mortgage loans and finance lease receivables. Credit card receivables and other personal lending are generally unsecured (although in some instances a charge over the borrowers property of other assets may be sought).

Corporate loans

Security is usually taken in the form of a fixed charge over the borrower’s property or a floating charge over the assets of the borrower. Loan covenants may be put in place to safeguard the Group’s financial position. If the exposure is sufficiently large, either individually or at the portfolio level, credit protection in the form of guarantees, credit derivatives or insurance may be taken out.

For these and other reasons collateral given is only accurately valued on origination of the loan or in the course of enforcement actions and as a result it is not practicable to estimate the fair value of the collateral held.

Residential mortgage loans

These are secured by a fixed charge over the property.

A description and the estimated fair value of collateral held in respect of residential mortgage loans that are past due or individually assessed as impaired is as follows:

Nature of assets
	2008 Fair value £m	2007 Fair value £m
Residential property	7,264	6,488

Collateral included in the above table reflects the Group’s interest in the property in the event of default. That held in the form of charges against residential property in the UK is restricted to the outstanding loan balance. In other territories, where the Group is not obliged to return any sale proceeds to the mortgagee, the full estimated fair value has been included.

Finance lease receivables

The net investment in the lease is secured through retention of legal title to the leased assets.

Collateral and other credit enhancements obtained

The carrying value of assets held by the Group as at 31st December 2008 as a result of the enforcement of collateral was as follows:

Nature of assets
	2008 Carrying amount £m	2007 Carrying amount £m
Residential property	171	34
Commercial and industrial property	2	1
Other credit enhancements	61	–
Total	234	35

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

Barclays Annual Report 2008	261

Notes to the accounts

For the year ended 31st December 2008

47 Credit risk (continued)

Debt securities

Trading portfolio assets, financial assets designated at fair value and available for sale assets are measured on a fair value basis. The fair value will reflect, among other things, the credit risk of the issuer.

Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poors’ or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

An analysis of the credit quality of the Group’s debt securities is set out below:

	2008				2007
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Trading portfolio:
Treasury and other eligible bills	4,491	53	–	4,544	1,984	110	–	2,094
Debt securities	141,454	5,556	1,676	148,686	143,161	8,958	659	152,778
Total trading portfolio	145,945	5,609	1,676	153,230	145,145	9,068	659	154,872
Financial assets designated at fair value held on own account:
Debt securities	1,222	7,406	–	8,628	10,010	14,207	–	24,217
Available for sale financial investments:
Treasury and other eligible bills	2,823	1,180	–	4,003	2,130	593	–	2,723
Debt securities	55,817	2,347	667	58,831	36,623	1,528	522	38,673
Total available for sale financial investments	58,640	3,527	667	62,834	38,753	2,121	522	41,396
Total debt securities	205,807	16,542	2,343	224,692	193,908	25,396	1,181	220,485
%	91.6	7.4	1.0	100.0	88.0	11.5	0.5	100

In addition to the above, there are impaired available for sale debt securities with a carrying value at 31st December 2008 of £329m (2007: £432m), after a write-down of £363m (2007: £13m).

Collateral is not generally obtained directly from the issuers of debt securities. Certain debt securities may be collateralised by specifically identified assets that would be obtained in the event of default.

Derivatives

Derivatives are measured on a fair value basis.

The credit quality of the Group’s derivative assets according to the credit quality of the counterparty at 31st December 2008 and 2007 was as follows:

	2008				2007
	AAA to BBB- (investment grade) £m	BB+ to B £m	B– and below £m	Total £m	AAA–BBB- (investment grade) £m	BB+ to B £m	B– and below £m	Total £m
Derivatives	939,071	42,266	3,465	984,802	243,491	3,630	967	248,088
%	95.3	4.3	0.4	100.0	98.1	1.5	0.4	100.0

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting OTC derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-determined events occur.

Collateral is obtained against derivative assets, depending on the creditworthiness of the counterparty and/or nature of the transaction. Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’ which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security. The collateral obtained for derivatives is either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/A3 or better. Where the Group has ISDA master agreements, the collateral document will be the ISDA Credit Support Annex (CSA). The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty, and to place further collateral when requested or in the event of insolvency, administration or similar processes, as well as in the case of early termination.

Derivative assets and liabilities would be £917,074m (2007: £215,585m) lower than reported if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral.

262	Barclays Annual Report 2008

47 Credit risk (continued)

Reverse repurchase agreements

Reverse repurchase agreements and securities borrowing arrangements are collateralised loans typically of short maturities.

The loans are fully collateralised with highly liquid securities legally transferred to the Group. The level of collateral is monitored daily and further collateral called when required.

	2008				2007
	AAA to BBB– (investment grade) £m	BB+ to B £m	B– and below £m	Total £m	AAA to BBB– (investment grade) £m	BB+ to B £m	B– and below £m	Total £m
Financial assets designated at fair value held on own account:
Other financial assets	3,882	3,401	–	7,283	3,056	–	–	3,056
Reverse repurchase agreements	122,188	6,101	2,065	130,354	180,637	2,391	47	183,075
Total Reverse repurchase agreements	126,070	9,502	2,065	137,637	183,693	2,391	47	186,131
%	91.6	6.9	1.5	100.0	98.7	1.3	–	100.0

No reverse repurchase agreements held by the Group at 31st December 2008 or 2007 were individually impaired, however during the year, the Group wrote off £124m of reverse repurchase agreements (2007: £nil).

Other credit risk assets

The Group’s other assets that are subject to credit risk are cash with central banks of £30,019m (2007: £5,801m), items in course of collection from other Banks £1,695m (2007: £1,836m), other financial assets £3,096m (2007: £3,966m).

Cash and balances at central banks

Substantially all balances are held with central banks. There is limited credit risk in relation to balances at central banks.

Items in the course of collection from other banks

There is limited credit risk in relation to items in the course of collection through the clearing system from other banks.

Other financial assets

Other financial assets comprise £3,096m (2007: £3,966m) of other assets and £609m (2007: £548m) of assets held at fair value.

Off-balance sheet

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of committments to lend, customers and counterparties will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

Credit market exposures

Barclays Capital’s credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and available for sale. None of the exposure disclosed below has been reclassified to loans and advances under the amendments to IAS 39.

The exposures are set out by asset class below:

US Residential Mortgages	As at 31.12.08 £m	As at 31.12.07 £m
ABS CDO Super Senior	3,104	4,671
Other US sub- prime	3,441	5,037
Alt-A	4,288	4,916
US RMBS exposure wrapped by monoline insurers	1,639	730
Commercial mortgages
Commercial real estate	11,578	11,103
Commercial mortgage-backed securities	735	1,296
CMBS exposure wrapped by monoline insurers	1,854	197
Other Credit Market Exposures
Leveraged finance	10,391	9,027
SIVs and SIV-Lites	963	784
CDPCs	150	19
CLO and other exposure wrapped by monoline insurers	4,939	408

Barclays Annual Report 2008	263

Notes to the accounts

For the year ended 31st December 2008

48 Market risk

Market risk management

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. Market risk mainly arises from trading activities. Barclays is also exposed to market risk through interest rate risk on its non-trading activities and through the pension fund.

Organisation and structure

The Board approves market risk appetite for trading and non-trading activities. The Market Risk Director is responsible for the Market Risk Control Framework and, under delegated authority from the Group Risk Director, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Group Risk Director, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Each business is responsible for the identification, measurement, management, control and reporting of market risk as outlined in Barclays Market Risk Control Framework. Oversight and support is provided to the business by the Market Risk Director, assisted by the central market risk team. The Market Risk Committee reviews, approves, and makes recommendations concerning the market risk profile across Barclays including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Market Risk Director. Attendees include the Risk Director, respective business risk managers and senior managers from the central market risk team.

Traded market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together.

Risk measurement and control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall (ES), stress testing and scenario testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation method with a two year unweighted historical period.

In 2008, the confidence level was changed to 95% from 98% as an increasing incidence of significant market movements made the existing measure more volatile and less effective for risk management purposes. Switching to 95% made DVaR more stable and consequently improved management, transparency and control of the market risk profile.

The historical simulation calculation can be split into three parts:

– Calculate hypothetical daily profit or loss for each position over the most recent two years, using observed daily market moves.

– Sum hypothetical profit or losses, for day 1 giving one total profit or loss. This is repeated for all other days in the two year history.

– DVaR is the 95th percentile selected from the two years of daily hypothetical total profit or loss.

The DVaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, commodities and equity products, and issuer specific risk for the majority of single name and portfolio traded credit products.

DVaR is an important market risk measurement and control tool and consequently the model is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA in BIPRU 7.10), exceeds the corresponding DVaR estimate, measured at the 99% confidence level.

The FSA categorises a DVaR model as green (being best), amber or red. A green model is consistent with a good working DVaR model and is achieved for models that have four or less back-testing exceptions in a 12-month period. For Barclays Capital’s trading book, green model status was maintained for 2008 and 2007.

264	Barclays Annual Report 2008

48 Market risk (continued)

To further improve the control framework, formal daily monitoring of ES was started. This metric is the average of all the hypothetical losses beyond DVaR. Other controls, includes stress testing and scenario testing.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. It helps to identify risk concentrations across business lines and assist senior management in capital planning decisions. A variety of different types of stress tests are performed in order to fulfil the objectives of stress testing. The global asset class stress tests have been designed to cover major asset classes including interest rate, credit spread, commodity, equity, foreign exchange rates and emerging markets.

Stress results are produced at least fortnightly. If a potential stress loss exceeds the corresponding trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital market risk management and the respective Barclays Capital business heads. The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

Scenario tests are hypothetical events which could lead to extreme yet plausible stress type moves under which profitability is seriously challenged. The scenarios are devised by senior risk managers and economists and are reviewed quarterly. Examples include ‘Global pandemic’, ‘Problems with GBP sovereign issuances’ and ‘Liquidity crisis’. The scenarios are calculated at least fortnightly and the results are included in the Traded Positions Risk Review meeting information pack.

Analysis of traded market risk exposures

Barclays Capital market risk exposure, as measured by average total DVaR (95%), increased by 64% to £53.4m in 2008. This was mainly due to higher market volatility within the credit spread and interest rate DVaRs.

Total DVaR increased significantly in the fourth quarter, mainly due to extreme market volatility following the failure of several financial intuitions and a material deterioration in the global economic outlook. Total DVaR (95%) at 31st December 2008 was £86.6m (31st December 2007: £39.6m), which was within limit.

On a 98% basis, average total DVaR increased 82% to £76.5m.

The daily average, maximum and minimum values of DVaR, 95% and 98%, were calculated as below.

DVaR (95%)
	12 months to 31st December 2008			12 months to 31st December 2007
	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Interest rate risk	28.9	47.8	15.1	15.3	26.5	10.0
Credit spread risk	31.1	71.7	15.4	17.3	28.0	10.8
Commodity risk	18.1	25.4	12.5	15.3	19.0	10.7
Equity risk	9.1	21.0	4.8	8.0	12.1	4.5
Foreign exchange risk	5.9	13.0	2.1	3.8	7.2	2.1
Diversification effect [a]	(39.7)	n/a	n/a	(27.2)	n/a	n/a
Total DVaR	53.4	95.2	35.5	32.5	40.9	25.2

DVaR (98%)
	12 months to 31st December 2008			12 months to 31st December 2007
	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Interest rate risk	45.0	80.9	21.0	20.0	33.3	12.6
Credit spread risk	54.0	143.4	30.1	24.9	43.3	14.6
Commodity risk	23.9	39.6	16.5	20.2	27.2	14.8
Equity risk	12.8	28.9	6.7	11.2	17.6	7.3
Foreign exchange risk	8.1	21.0	2.9	4.9	9.6	2.9
Diversification effect [a]	(67.3)	n/a	n/a	(39.2)	n/a	n/a
Total DVaR	76.5	158.8	47.5	42.0	59.3	33.1

The average ES in 2008 was £70.0m, a rise of £34.7m compared with 2007.

Note

a	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

Barclays Annual Report 2008	265

Notes to the accounts

For the year ended 31st December 2008

48 Market risk (continued)

Non-trading interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services.

Barclays objective is to minimise non-traded risk. This is achieved by transferring risk from the business to a local treasury or Group Treasury, who in turn hedge the net exposure with the external market. Limits exist to ensure no material risk is retained within any business or product area. The majority of exposures are within Global Retail and Commercial Banking .

Risk measurement and control

The techniques used to measure and control non-traded interest rate risk include Annual Earnings at Risk, DVaR and Stress Testing. Book limits such as foreign exchange and interest position limits are also in place.

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis points increase or decrease in interest rates.

DVaR is also used as a complementary tool to AEaR.

Stress testing is also carried out by the business centres and is reviewed by senior management and business-level asset and liability committees. The stress testing is tailored to the business and typically incorporates scenario analysis and historical stress movements applied to respective portfolios.

Analysis of Net Interest Income sensitivity

The tables below show the pre-tax net interest income sensitivity for the non-trading financial assets and financial liabilities held at 31st December 2008. The sensitivity has been measured using AEaR methodology as described above. The benchmark interest rate for each currency is set as at 31st December 2008. The figures include the effect of hedging instruments but exclude exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

Net interest in come sensitivity(AEaR) by currency
	+100 basis points 2008 £m	–100 basis points 2008 £m	+100 basis points 2007 £m	–100 basis points 2007 £m
GBP	3	(273)	36	(37)
USD	(25)	7	(3)	1
EUR	(34)	30	(23)	23
ZAR	13	(13)	19	(19)
Others	–	(8)	4	(5)
Total	(43)	(257)	33	(37)
As percentage of net interest in come	(0.37% )	(2.24% )	0.34%	(0.39% )

Non-traded interest rate risk, as measured by AEaR, was £257m in 2008, an increase of £220m compared to 2007. This estimate takes into account the rates in place as at 31st December 2008. The increase mainly reflects the reduced spread generated on retail and commercial banking liabilities in the lower interest rate environment. If the interest rate hedges had not been in place then the AEaR risk for 2008 would have been £670m.

DVaR is also used to control market risk in GRCB – Western Europe, and Group Treasury. The indicative average DVaRs for 2008, using a simplified DVaR approach, were £1.3m and £0.6m respectively.

Analysis of Equity sensitivity

	+100 basis points 2008 £m	–100 basis points 2008 £m	+100 basis points 2007 £m	–100 basis points 2007 £m
Net interest income	(43)	(257)	33	(37)
Taxation effects on the above	6	33	(9)	10
Effect on profit for the year	(37)	(224)	24	(27)
As percentage of net profit after tax	(0.70% )	(4.24% )	0.47%	(0.53% )
Effect on profit for the year (per above)	(37)	(224)	24	(27)
Available for sale reserve	(806)	806	(390)	390
Cash flow hedging reserve	(473)	474	(476)	476
Taxation effects on the above	166	(166)	242	(242)
Effect on equity	(1,150)	890	(600)	597
As a percentage of equity	(2.43% )	1.88%	(1.85% )	1.84%

266	Barclays Annual Report 2008

48 Market risk (continued)

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

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31st December 2008 or 2007. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for the year ended 31st December 2008 or 2007.

(b) Translational foreign exchange exposure

The Group’s translational foreign currency exposure arises from both its capital resources (including investments in subsidiaries and branches, intangible assets, minority interests and debt capital) and risk weighted assets denominated in non-Sterling currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of non-Sterling denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign exchange rate movements.

The Group’s hedge strategy is to minimise the volatility of all capital ratios whilst taking into account the impact on hedging of non-Sterling net investments, the cost of hedging, the availability of a suitable foreign exchange market and prevailing foreign exchange rates.

To minimise volatility in the equity ratio, the Group aims over time to maintain the ratio of foreign currency equity capital resources to RWAs the same as the Group’s equity ratio. To create equity capital resources denominated in non-Sterling currencies, the Group leaves some investments in core non-Sterling subsidiaries and branches un-hedged. The resultant change in the Sterling value of the investments is captured in the currency translation reserve, resulting in an equity capital movement.

Depending on the value of non-Sterling net investments, it may not always be possible to maintain the ratio, leaving some capital ratio sensitivity to foreign exchange movements.

The proceeds from equity accounted foreign currency preference shares are also used in the equity ratio hedge. If a preference share is redeemed, the cumulative movement in the currency translation reserve will be offset by an equal and opposite movement in other reserves reflecting the revaluation of the preference shares to prevailing foreign exchange rates.

The exposure of Tier 1 and Total capital ratios is managed by issuing, where possible, debt capital in non-Sterling currencies such that the ratio of Tier 1 and total capital resources to risk weighted assets is the same as the Group’s Tier 1 and Total capital ratios. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC in major currencies, but can also be achieved by subsidiaries issuing capital in local currencies.

The carrying value of the Group’s foreign currency net investments in subsidiaries and branches and the foreign currency borrowings and derivatives used to hedge them as at 31st December 2008 were as follows:

At 31st December 2008 Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
United States Dollar	14,577	6,019	–	8,558	6,720	1,838
Euro	6,336	2,922	–	3,414	3,125	289
Rand	3,725	–	1,306	2,419	164	2,255
Japanese Yen	5,009	801	4,212	(4)	–	(4)
Swiss Franc	3,042	2,936	101	5	–	5
Other	2,940	–	880	2,060	–	2,060
Total	35,629	12,678	6,499	16,452	10,009	6,443

At 31st December 2007 Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
United States Dollar	3,273	1,000	–	2,273	3,575	(1,302)
Euro	3,690	1,506	–	2,184	2,387	(203)
Rand	3,205	–	2,599	606	165	441
Japanese Yen	2,986	180	2,773	33	–	33
Swiss Franc	2,140	–	2,131	9	–	9
Other	1,847	53	465	1,329	–	1,329
Total	17,141	2,739	7,968	6,434	6,127	307

Barclays Annual Report 2008	267

Notes to the accounts

For the year ended 31st December 2008

48 Market risk (continued)

The economic hedges represent the US Dollar and Euro Preference Shares and Reserve Capital Instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

The impact of a change in the exchange rate between Sterling and any of the major currencies would be:

– A higher or lower Sterling equivalent value of non-Sterling denominated capital resources and risk weighted assets. This includes a higher or lower currency translation reserve within equity, representing the retranslation of non-Sterling subsidiaries, branches and associated undertakings net of the impact of foreign exchange rate changes on derivatives and borrowings designated as hedges of net investments.

– A higher or lower profit after tax, arising from changes in the exchange rates used to translate items in the consolidated income statement.

– A higher or lower value of available for sale investments denominated in foreign currencies, impacting the available for sale reserve.

49 Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due as a result of customer deposits being withdrawn, cash requirements from contractual commitments, or other cash outflows, such as debt maturities. Such outflows would deplete available cash resources for client lending, trading activities and investments. In extreme circumstances lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. The risk that it will be unable to do so is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Liquidity risk management and measurement

Liquidity management within the Group has several components.

Intraday liquidity

The need to monitor, manage and control intraday liquidity in real time is recognised by the Group as a critical process: any failure to meet specific intraday commitments would have significant consequences, such as visible market disruption.

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

Day to day funding

Day to day funding is managed through limits on wholesale borrowings, secured borrowings and funding mismatches. These ensure that on any day and over any period there is a limited amount of refinancing required. These requirements include replacement of funds as liabilities mature or are borrowed by customers. The Retail and Commercial Bank together with Wealth maintain no reliance on wholesale funding. The Group maintains an active presence in global money markets through Barclays Capital, and monitors and manages the wholesale money market capacity for the Group’s name to enable that to happen.

In addition to cash flow management, Treasury also monitors term mismatches between assets and liabilities, as well as the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Liquid assets

The Group maintains a portfolio of highly marketable assets including UK, US and Euro-area government bonds that can be sold or funded on a secured basis as protection against any unforeseen interruption to cash flow. The Group accesses secured funding markets in these assets on a regular basis. The Group does not rely on committed funding lines for protection against unforeseen interruptions to cash flow.

Diversification of liquidity sources

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. In addition, to avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are strength of relationships and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation and relationship with those clients, the strength of earnings and the Group’s financial position.

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

The Group policy is to fund the balance sheet assets of the Retail and Commercial Bank together with Wealth and Head office functions on a global basis with customer deposits and capital without recourse to the wholesale markets. This provides protection from the liquidity risk of wholesale market funding. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structural nature of the South African financial sector.

Scenario analysis and stress testing

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

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is closely tracked. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

268	Barclays Annual Report 2008

49 Liquidity risk (continued)

Year-end assessment of liquidity

Barclays maintained a strong liquidity profile in 2008, sufficient to absorb the impact of a stressed funding environment. The Group has access to a substantial pool of liquidity both in secured markets and from unsecured depositors including numerous foreign governments and central banks. In addition, our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not impacted our liquidity risk profile.

Whilst funding markets were extremely difficult in the latter half of 2008, and particularly since September 2008, Barclays was able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. Barclays has participated in various government and central bank liquidity facilities, both to aid central banks implementation of monetary policy and support central bank initiatives, where participation has enabled the lengthening of the term of our refinancing. These facilities have improved access to term funding, and helped moderate money market rates.

Global Retail and Commercial Banking

The sum of liabilities in Global Retail and Commercial Banking, Barclays Wealth and Head office functions exceeds assets in those businesses. As a result they have no reliance on wholesale funding. The balance sheet is modelled to reflect behavioural experience in both assets and liabilities, and is managed to maintain a positive cash profile.

Throughout 2008 Global Retail and Commercial Banking continued to grow the amount of customer deposits despite competitive pressures.

Barclays Capital

Barclays Capital manages liquidity to be self-funding through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

Funding reliability is maintained by accessing a wide variety of investors and geographies and by building and maintaining strong relationships with these providers of liquidity. The depositors include asset managers, money market funds, corporates, government bodies, central banks and other financial institutions. Deposits are predominantly sourced from Western Europe and North America.

Unsecured Funding

Additionally, unsecured funding is managed within specific term limits. The term of unsecured liabilities has been extended, with average life increasing year over year.

Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programmes and European medium-term note programs. Substantially all of our unsecured senior issuance is without covenants that trigger increased cost or accelerate maturity.

Secured Funding

Barclays funds securities based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The vast majority of assets funded in repurchase and stock loan transactions are fundable within central bank facilities (excluding Bank of England Emergency facilities and the Federal Reserve Primary Dealer Credit Facility). These are largely composed of G7 government securities, US mortgage agency debentures and mortgage backed securities, investment grade corporate securities and listed equities.

Liquidity risk to secured funding is also mitigated by:

–	selecting reliable counterparties

–	maintaining term financing and by limiting the amount of overnight funding

–	limiting overall secured funding usage

Readily available liquidity

Substantial resources are maintained to offset maturing deposits and debt. These readily available assets are sufficient to absorb stress level losses of liquidity from unsecured as well as contingent cash outflows, such as collateral requirements on ratings downgrades. The sources of liquidity and contingent liquidity are from a wide variety of sources, including deposits held with central banks and unencumbered securities.

Barclays Annual Report 2008	269

Notes to the accounts

For the year ended 31st December 2008

49 Liquidity risk (continued)

Contractual maturity of financial assets and liabilities

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. In order to more accurately reflect the expected behaviour of the Group’s assets and liabilities measurement and modelling of each is constructed. This forms the foundation of the liquidity controls.

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

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in Other assets and Other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment

At 31st December 2008

	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	29,774	245	–	–	–	–	–	–	30,019
Items in the course of collection from other banks	1,619	76	–	–	–	–	–	–	1,695
Trading portfolio assets	185,637	–	–	–	–	–	–	–	185,637
Financial assets designated at fair value:
– held on own account	661	13,861	1,648	5,861	5,420	6,738	4,159	16,194	54,542
Derivative financial instruments:
– held for trading	981,996	–	–	–	–	–	–	–	981,996
– designated for risk management	–	381	91	542	505	336	419	532	2,806
Loans and advances to banks	4,882	35,690	505	1,892	1,887	1,854	52	945	47,707
Loans and advances to customers	51,155	87,624	12,447	21,976	60,927	44,982	57,409	125,295	461,815
Available for sale financial investments	132	11,539	5,129	13,461	10,266	6,660	9,779	8,010	64,976
Reverse repurchase agreements and cash collateral on securities borrowed	29	107,415	8,947	2,582	10,124	1,019	238	–	130,354

Total financial assets	1,255,885	256,831	28,767	46,314	89,129	61,589	72,056	150,976	1,961,547

Other assets	–	–	–	–	–	–	–	91,433	91,433

Total assets	1,255,885	256,831	28,767	46,314	89,129	61,589	72,056	242,409	2,052,980

Liabilities
Deposits from other banks	10,850	94,083	6,040	1,273	1,585	461	433	185	114,910
Items in the course of collection due to other banks	1,633	2	–	–	–	–	–	–	1,635
Customer accounts	195,728	112,582	9,389	10,099	2,451	1,555	1,395	2,306	335,505
Trading portfolio liabilities	59,474	–	–	–	–	–	–	–	59,474
Financial liabilities designated at fair value:
– held on own account	1,043	16,573	10,630	5,115	12,229	12,041	11,825	7,436	76,892
Derivative financial instruments:
– held for trading	964,071	–	–	–	–	–	–	–	964,071
– designated for risk management	–	222	141	1,345	1,197	108	781	207	4,001
Debt securities in issue	2,567	79,600	10,049	17,197	23,355	9,856	2,528	4,415	149,567
Repurchase agreements and cash collateral on securities lent	69	176,169	3,409	2,067	245	267	59	–	182,285
Subordinated liabilities	–	260	49	281	1,345	999	10,176	16,732	29,842

Total financial liabilities	1,235,435	479,491	39,707	37,377	42,407	25,287	27,197	31,281	1,918,182

Other liabilities	–	–	–	–	–	–	–	87,387	87,387

Total liabilities	1,235,435	479,491	39,707	37,377	42,407	25,287	27,197	118,668	2,005,569

Cumulative liquidity gap	20,450	(202,210)	(213,150)	(204,213)	(157,491)	(121,189)	(76,330)	47,411	47,411

270	Barclays Annual Report 2008

49 Liquidity risk (continued)

At 31st December 2007

	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	4,785	1,016	–	–	–	–	–	–	5,801
Items in course of collection from other banks	1,651	185	–	–	–	–	–	–	1,836
Trading portfolio assets	193,691	–	–	–	–	–	–	–	193,691
Financial assets designated at fair value:
– held on own account	1,901	3,202	657	3,029	13,882	7,022	10,637	16,299	56,629
Derivative financial instruments:
– held for trading	246,950	–	–	–	–	–	–	–	246,950
– designated for risk management	–	76	92	39	260	105	317	249	1,138
Loans and advances to banks	5,882	22,143	446	3,189	1,259	1,035	5,680	486	40,120
Loans and advances to customers	43,469	62,294	12,793	19,307	35,195	30,926	47,297	94,117	345,398
Available for sale financial investments	994	9,009	4,544	2,377	10,831	6,466	5,268	3,583	43,072
Reverse repurchase agreements and cash collateral on securities borrowed	–	158,475	7,369	7,835	4,921	4,348	127	–	183,075

Total financial assets	499,323	256,400	25,901	35,776	66,348	49,902	69,326	114,734	1,117,710

Other assets	–	–	–	–	–	–	–	109,651	109,651

Total assets	499,323	256,400	25,901	35,776	66,348	49,902	69,326	224,385	1,227,361

Liabilities
Deposits from other banks	16,288	69,049	1,977	991	651	1,171	231	188	90,546
Items in the course of collection due to other banks	1,781	11	–	–	–	–	–	–	1,792
Customer accounts	174,269	101,667	5,692	4,097	1,656	1,240	993	5,373	294,987
Trading portfolio liabilities	65,402	–	–	–	–	–	–	–	65,402
Financial liabilities designated at fair value:
– held on own account	655	18,022	8,331	6,933	10,830	11,601	12,625	5,492	74,489
Derivative financial instruments:
– held for trading	247,378	–	–	–	–	–	–	–	247,378
– designated for risk management	–	51	43	82	310	150	215	59	910
Debt securities in issue	698	70,760	11,798	6,945	13,308	7,696	3,123	5,900	120,228
Repurchase agreements and cash collateral on securities lent	–	160,822	2,906	5,547	40	92	22	–	169,429
Subordinated liabilities	–	–	–	–	250	934	7,511	9,455	18,150

Total financial liabilities	506,471	420,382	30,747	24,595	27,045	22,884	24,720	26,467	1,083,311

Other liabilities	–	–	–	–	–	–	–	111,574	111,574

Total liabilities	506,471	420,382	30,747	24,595	27,045	22,884	24,720	138,041	1,194,885

Cumulative liquidity gap	(7,148)	(171,130)	(175,976)	(164,795)	(125,492)	(98,474)	(53,868)	32,476	32,476

Barclays Annual Report 2008	271

Notes to the accounts

For the year ended 31st December 2008

49 Liquidity risk (continued)

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

At 31st December 2008

	On demand £m	Within one year £m	Over one year but less than five years £m	Over five years £m	Total £m

Deposits from other banks	10,850	101,537	2,224	671	115,282
Items in the course of collection due to other banks	1,633	2	–	–	1,635
Customer accounts	195,728	132,927	5,249	5,807	339,711
Trading portfolio liabilities	59,474	–	–	–	59,474
Financial liabilities designated at fair value:
– held on own account	1,043	33,860	28,300	30,427	93,630
Derivative financial instruments:
– held for trading	964,071	–	–	–	964,071
– designated for risk management	–	1,809	1,671	1,206	4,686
Debt securities in issue	2,567	108,955	34,510	11,853	157,885
Repurchase agreements and cash collateral on securities lent	69	181,895	547	24	182,535
Subordinated liabilities	–	1,273	10,166	22,593	34,032
Other financial liabilities	–	4,573	1,572	–	6,145

Total financial liabilities	1,235,435	566,831	84,239	72,581	1,959,086

Off balance sheet items
Loan commitments	222,801	30,502	5,799	917	260,019
Other commitments	493	318	340	–	1,151

Total off balance sheet items	223,294	30,820	6,139	917	261,170

Total financial liabilities and off balance sheet items	1,458,729	597,651	90,378	73,498	2,220,256

At 31st December 2007

	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m

Deposits from other banks	16,288	72,533	2,099	275	91,195
Items in the course of collection due to other banks	1,781	11	–	–	1,792
Customer accounts	174,269	112,875	3,739	10,280	301,163
Trading portfolio liabilities	65,402	–	–	–	65,402
Financial liabilities designated at fair value:
– held on own account	655	34,008	25,870	31,868	92,401
Derivative financial instruments:
– held for trading	247,378	–	–	–	247,378
– designated for risk management	–	226	479	186	891
Debt securities in issue	698	91,201	22,926	15,020	129,845
Repurchase agreements and cash collateral on securities lent	–	169,725	146	23	169,894
Subordinated liabilities	–	463	4,964	17,875	23,302
Other financial liabilities	–	2,968	1,456	–	4,424

Total financial liabilities	506,471	484,010	61,679	75,527	1,127,687

Off balance sheet items
Loan commitments	183,784	3,111	4,513	963	192,371
Other commitments	453	200	145	12	810

Total off balance sheet items	184,237	3,311	4,658	975	193,181

Total financial liabilities and off balance sheet items	690,708	487,321	66,337	76,502	1,320,868

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

272	Barclays Annual Report 2008

50 Fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arm’s length transaction between knowledgeable willing parties.

Comparison of carrying amounts and fair values

The following table summarises the carrying amounts of financial assets and liabilities presented on the Group’s balance sheet, and their fair values differentiating between financial assets and liabilities subsequently measured at fair value and those subsequently measured at amortised cost:

		2008		2007
	Notes	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Financial assets:
Cash and balances at central banks	a	30,019	30,019	5,801	5,801
Items in the course of collection from other banks	a	1,695	1,695	1,836	1,836
Trading portfolio assets
– Treasury and other eligible bills	b	4,544	4,544	2,094	2,094
– Debt securities	b	148,686	148,686	152,778	152,778
– Equity securities	b	30,535	30,535	36,307	36,307
– Traded Loans	b	1,070	1,070	1,780	1,780
– Commodities	b	802	802	732	732

Financial assets designated at fair value:
held in respect of linked liabilities under investment contracts	b	66,657	66,657	90,851	90,851
held under own account:
– Equity securities	b	6,496	6,496	5,376	5,376
– Loans and advances	b	30,187	30,187	23,491	23,491
– Debt securities	b	8,628	8,628	24,217	24,217
– Other financial assets designated at fair value	b	9,231	9,231	3,545	3,545
Derivative financial instruments	b	984,802	984,802	248,088	248,088
Loans and advances to banks	c	47,707	47,594	40,120	40,106
Loans and advances to customers
– Residential mortgage loans	c	135,077	133,605	106,619	106,615
– Credit card receivables	c	22,304	22,312	14,289	14,289
– Other personal lending	c	32,038	31,264	29,857	29,857
– Wholesale and corporate loans and advances	c	259,699	247,798	183,556	182,036
– Finance lease receivables	c	12,697	12,697	11,077	11,066
Available for sale financial instruments
– Treasury and other eligible bills	b	4,003	4,003	2,723	2,723
– Debt securities	b	58,831	58,831	38,673	38,673
– Equity securities	b	2,142	2,142	1,676	1,676
Reverse repurchase agreements and cash collateral on securities borrowed	c	130,354	129,296	183,075	183,075
Financial liabilities:
Deposits from banks	d	114,910	114,912	90,546	90,508
Items in the course of collection due to other banks	a	1,635	1,635	1,792	1,792
Customer accounts:
– Current and demand accounts	d	82,515	82,515	80,006	80,006
– Savings accounts	d	76,008	76,008	74,599	74,599
– Other time deposits	d	176,982	176,966	140,382	141,917
Trading portfolio liabilities:
– Treasury and other eligible bills	b	79	79	486	486
– Debt securities	b	44,309	44,309	50,506	50,506
– Equity securities	b	14,919	14,919	13,702	13,702
– Commodities	b	167	167	708	708
Financial liabilities designated at fair value:
– Held on own account	b	76,892	76,892	74,489	74,489
– Liabilities to customers under investment contracts	b	69,183	69,183	92,639	92,639
Derivative financial instruments	b	968,072	968,072	248,288	248,288
Debt securities in issue	d	149,567	148,736	120,228	120,176
Repurchase agreements and cash collateral on securities lent	d	182,285	182,285	169,429	169,429
Subordinated liabilities	d	29,842	22,944	18,150	17,410

Barclays Annual Report 2008	273

Notes to the accounts

For the year ended 31st December 2008

50 Fair value of financial instruments (continued)

Notes

a	Fair value approximates carrying value due to the short-term nature of these financial assets and liabilities.

b	The carrying value of financial instruments subsequently measured at fair value (including those held for trading, designated at fair value, derivatives and available for sale) is determined in accordance with accounting policy 7 on page 180 and further description and analysis of these fair values are set out below.

c	The carrying value of financial assets subsequently measured at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy 7 on page 180. In many cases the fair value disclosed approximates the carrying value because the instruments are short term in nature or have interest rates that reprice frequently. In other cases, fair value is determined using discounted cash flows, applying either market derived interest rates or, where the counterparty is a bank, rates currently offered by other financial institutions for placings with similar characteristics. Additionally, fair value can be determined by applying an average of available regional and industry segmental credit spreads to the loan portfolio, taking the contractual maturity of the loan facilities into consideration.

d	The carrying value of financial liabilities subsequently measured at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue, subordinated liabilities) is determined in accordance with the accounting policy 7 on page 180. In many cases, the fair value disclosed approximates the carrying value because the instruments are short term in nature or have interest rates that reprice frequently such as customer accounts and other deposits and short term debt securities. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using a valuation model. Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issue concerned or similar issues with similar terms and conditions.

Valuation methodology

The table below shows the Group’s financial assets and liabilities that are recognised and measured at fair value analysed by valuation technique. A description of the nature of the techniques used to calculate valuations based on observable inputs and valuations based on unobservable inputs is set out on the next page.

	At 31st December 2008
	Valuations	Valuations based on unobservable inputs
	based on observable inputs £m	Vanilla products £m	Exotic products £m	Total £m	Total £m
Trading portfolio assets	174,168	11,469	–	11,469	185,637
Financial assets designated at fair value:
– held on own account	37,618	16,559	365	16,924	54,542
– held in respect of linked liabilities to customers under investment contracts	66,657	–	–	–	66,657
Derivative financial assets	970,028	12,436	2,338	14,774	984,802
Available for sale assets	63,149	1,827	–	1,827	64,976

Total assets	1,311,620	42,291	2,703	44,994	1,356,614
Trading portfolio liabilities	(59,436)	(38)	–	(38)	(59,474)
Financial liabilities designated at fair value	(71,044)	(290)	(5,558)	(5,848)	(76,892)
Liabilities to customers under investment contracts	(69,183)	–	–	–	(69,183)
Derivative financial liabilities	(959,518)	(6,151)	(2,403)	(8,554)	(968,072)

Total liabilities	(1,159,181)	(6,479)	(7,961)	(14,440)	(1,173,621)

	At 31st December 2007
	Valuations	Valuations based on unobservable inputs
	based on observable inputs £m	Vanilla products £m	Exotic products £m	Total £m	Total £m
Trading portfolio assets	189,234	4,457	–	4,457	193,691
Financial assets designated at fair value:
– held on own account	39,810	16,819	–	16,819	56,629
– held in respect of linked liabilities to customers under investment contracts	90,851	–	–	–	90,851
Derivative financial assets	245,381	1,118	1,589	2,707	248,088
Available for sale assets	42,262	810	–	810	43,072

Total assets	607,538	23,204	1,589	24,793	632,331
Trading portfolio liabilities	(65,360)	(42)	–	(42)	(65,402)
Financial liabilities designated at fair value	(68,317)	(951)	(5,221)	(6,172)	(74,489)
Liabilities to customers under investment contracts	(92,639)	–	–	–	(92,639)
Derivative financial liabilities	(243,906)	(1,178)	(3,204)	(4,382)	(248,288)

Total liabilities	(470,222)	(2,171)	(8,425)	(10,596)	(480,818)

Of the total Group assets of £1,356,614m measured at fair value, £44,994m (2007: £24,793m) were valued using models with unobservable inputs. While the derivative assets associated with our Monoline exposure accounted for a significant portion of the increase in assets valued using unobservable inputs, further increases arose due to weakness in Sterling, as well as increased illiquidity in the market.

274	Barclays Annual Report 2008

50 Fair value of financial instruments (continued)

The nature of the valuation techniques set out in the table above are summarised as follows:

Valuations based on observable inputs

Valuations based on observable inputs include

–	Financial instruments for which their valuations are determined by reference to unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm’s length basis;

–	Financial instruments valued using recent arm’s length market transactions or with reference to the current fair value of similar instruments;

–	Linear financial instruments such as swaps and forwards which are valued using market standard pricing techniques;

–	Options that are commonly traded in markets whereby all the inputs to the market-standard pricing models are deemed observable.

Valuations based on unobservable inputs

Valuations based on unobservable inputs include:

(a) Vanilla products

Products valued using simple models, such as discounted cash flow or Black Scholes models, where some of the inputs are not observable. This would include, for example, commercial loans, commercial mortgage backed securities, selected mortgage products, Alt As and subprime loans, as well as long-dated vanilla options with tenors different to those commonly traded in the markets and hence unobservable volatilities.

(b) Exotic products

Exotic products are over-the-counter products that are relatively bespoke, not commonly traded in the markets, and are valued using sophisticated mathematical models where some of the inputs are not observable.

In determining the value of vanilla and exotic products the following are the principal inputs that can require judgement:

(i) Volatility

Volatility is a critical input to all option pricing models, across all asset classes. In most cases volatility is observable from the vanilla options that are traded across the various asset classes but, on occasion, volatility is unobservable, for example, for long maturity option.

(ii) Correlation

Across asset classes, correlation is another important input to some pricing models, for example for products whose value depends on two equity indices. In some developed markets there are products traded from which correlation can be implied, for example spread products in commodities.

(iii) Model input parameters

Some exotic models have input parameters that define the models, for example interest rate models tend to have parameters that are needed to capture the rich dynamics of the yield curve. These model parameters are typically not directly observable but may be inferred from observable inputs.

(iv) Spreads to discount rates

For certain product types, particularly credit related such as asset backed financial instruments, the discount rate is set at a spread to the standard discount (LIBOR) rates. In these cases, in addition to standard discount rates, the spread is a significant input to the valuation. For some assets this spread data can be unobservable.

(v) Default rates and recovery rates

In certain credit products valued using pricing models, default rates and recovery rates may be necessary inputs. Some default rates and recovery rates are deemed observable but for others which are less frequently traded in the markets they may not be.

(vi) Prepayment rates

For products in the securitisation businesses, for example mortgage backed securities, prepayment rates are key inputs. Some of the drivers of prepayment are understood (such as the nature of assets/loans, e.g. quality of mortgage pool and macroeconomic factors) however, future prepayment rates are considered unobservable.

The following summary sets out the principal instruments whose valuation may involve judgmental inputs.

Corporate bonds

Corporate bonds are generally valued using observable quoted prices or recently executed transactions. Where observable price quotations are not available, the fair value is determined based on cash flow models where significant inputs may include yield curves, bond or single name credit default swap spreads.

Mortgage whole loans

Wherever possible, the fair value of mortgage whole loans is determined using observable quoted prices or recently executed transactions for comparable assets. Where observable price quotations or benchmark proxies are not available, fair value is determined using cash flow models where significant inputs include yield curves, collateral specific loss assumptions, asset specific prepayment assumptions, yield spreads and expected default rates.

Commercial mortgage backed securities and asset backed securities

Commercial mortgage backed securities and asset backed securities (ABS) (residential mortgages, credit cards, auto loans, student loans and leases) are valued using observable information to the greatest extent possible. Wherever possible, the fair value is determined using quoted prices or recently executed transactions. Where observable price quotations are not available, fair value is determined based on cash flow models where the significant inputs may include yield curves, credit spreads and prepayment rates. Securities that are backed by the residual cash flows of an asset portfolio are generally valued using similar cash flow models. The fair value of home equity loan bonds are determined using models which use scenario analysis with significant inputs including age, rating, internal grade, and index prices.

Barclays Annual Report 2008	275

Notes to the accounts

For the year ended 31st December 2008

50 Fair value of financial instruments (continued)

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

OTC Derivatives

Derivative contracts can be exchange traded or over the counter (OTC). OTC derivative contracts include forward, swap and option contracts related to interest rates, bonds, foreign currencies, credit standing of reference entities, equity prices, fund levels, commodity prices or indices on these assets.

The fair value of OTC derivative contracts are modelled using a series of techniques, including closed form analytical formulae (such as the Black-Scholes option pricing model) and simulation based models. The choice of model is dependant on factors such as; the complexity of the product, inherent risks and hedging strategy: statistical behaviour of the underlying, and ability of the model to price consistently with observed market transactions. For many pricing models there is no material subjectivity because the methodologies employed do not necessitate significant judgement and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps and option markets. In the case of more established derivative products, the pricing models used are widely accepted and used by the other market participants. Significant inputs used in these models may include yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices or foreign exchange rates and, in some cases, correlation between these inputs. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data.

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

Derivatives where valuation involves a significant degree of judgement include:

Fund derivatives

Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and available market information on the level of the hedging risk. Some fund derivatives are valued using unobservable information, generally where the level of the hedging risk is not observable in the market. These are valued taking account of risk of the underlying fund or collection of funds, diversification of the fund by asset, concentration by geographic sector, strategy of the fund, size of the transaction and concentration of specific fund managers.

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

Structured credit derivatives

Collateralised synthetic obligations (CSOs) are structured credit derivatives which reference the loss profile of a portfolio of loans, debts or synthetic underlyings. The reference asset can be a corporate credit or an asset backed credit. For CSOs that reference corporate credits an analytical model is used. For CSOs on asset backed underlyings, due to the path dependent nature of a CSO on an amortising portfolio a Monte Carlo simulation is used rather than analytic approximation. The expected loss probability for each reference credit in the portfolio is derived from the single name credit default swap spread curve and in addition, for ABS references, a prepayment rate assumption. A simulation is then used to compute survival time which allows us to calculate the marginal loss over each payment period by reference to estimated recovery rates. Significant inputs include prepayment rates, cumulative default rates, and recovery rates.

Sensitivity analysis of valuations using unobservable inputs

As part of our risk management processes, stress tests are applied on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The financial instruments that most impact this sensitivity analysis are those with the more illiquid and/or structured portfolios. The stresses are applied independently and do not take account of any cross correlation between separate asset classes that would reduce the overall effect on the valuations.

At 31st December 2008	Significant unobservable parameters [a]	Potential effect recorded in profit or loss Favourable (Unfavourable)		Potential effect recorded in equity Favourable (Unfavourable)
		£m	£m	£m	£m
Asset backed securities and loans and derivatives with asset backed underlyings	iii, iv, v, vi	1,470	(1,896)	46	(54)
Private equity [b]	iii, iv	209	(208)	64	(142)
Derivative assets and liabilities and financial liabilities designated at fair value:
– Derivative exposure to Monoline insurers	iii, iv, v, vi	21	(329)	–	–
– Funds derivatives and structured notes	iii	226	(123)	–	–
– Other structured derivatives and notes	i, ii, iii	304	(196)	–	–
Other	i, ii, iii, iv, v, vi	55	(43)	–	–

Total		2,285	(2,795)	110	(196)

Notes

a	(i )-(vi) refer to valuation inputs listed on page 275.
b	Available for sale assets (Private Equity) and assets designated at fair value (Principal Investments).

276	Barclays Annual Report 2008

50 Fair value of financial instruments (continued)

At 31st December 2007	Significant unobservable parameters [a]	Potential effect recorded in profit or loss Favourable (Unfavourable)		Potential effect recorded in equity Favourable (Unfavourable)
		£m	£m	£m	£m
Asset backed securities and loans and derivatives with asset backed underlyings	iii, iv, v, vi	868	(868)	5	(5)
Private equity	iii, iv	75	(75)	36	(36)
Derivative assets and liabilities and financial liabilities designated at fair value:
– Fund derivatives and structured notes	iii	441	(147)	–	–
– Other structured derivatives and notes	i, ii, iii	57	(56)	–	–
Other	i, ii, iii, iv, v, vi	3	(1)	–	–
Total		1,444	(1,147)	41	(41)

The effect of stressing the significant unobservable assumptions to a range of reasonably possible alternatives would be to increase the fair values by up to £2.4bn (2007: £1.5bn) or to decrease the fair values by up to £3.0bn (2007: £1.2bn) with substantially all the potential effect being recorded in profit or loss rather than equity.

Asset backed securities and loans, and derivatives with asset backed underlyings

Asset backed securities, loans and related derivatives contribute most to the sensitivity analysis as at 31st December 2008. The stress effect increased in this area in 2008 due to continued market dislocation and increased levels of unobservability. The stresses having the most significant impact on the analysis are: for commercial mortgage backed securities and loans, changing the spreads to discount rates to close to originated levels (favourable stress) and increasing spreads to between 2 and 6% (unfavourable stress); for residential mortgage backed securities and loans, changing the spreads to discount rates by +/-10%; and for collateralised debt obligations that reference asset backed securities and loans, primarily by changing the spreads to discount rates by +/-20%.

Private equity

The sensitivity amounts are calculated by stressing the key valuation inputs to each individual valuation – generally either price:earnings ratios or EBITDA analysis. The stresses are then determined by comparing these metrics with a range of similar companies.

Derivative exposure to Monoline insurers

The favourable stress is calculated by reference to counterparty quotes for second loss protection on the appropriate reference obligations. The unfavourable stress is calculated by applying a default scenario to the monolines that are rated BBB or below.

Fund derivatives and structured notes

The valuation of these transactions takes into account the risk that the underlying fund-linked asset value will decrease too quickly to be able to re-hedge with risk-free instruments (‘gap risk’). The sensitivity amounts are determined by applying stresses to market quotes for hedging the relevant gap risk. The unfavourable stress is based on a shift in the gap risk price of 34bp, the favourable stress applies to a pricing level that assumes no gap event will occur.

Other structured derivatives and notes

The sensitivity amounts are calculated principally by adjusting the relevant correlation sensitivity used in the valuation model by a range based on structured derivative data available in consensuses pricing services. The range applied to correlation sensitivity is an adverse or beneficial move of 15bp applied to the correlation sensitivity.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

At 31st December	2008 £m	2007 £m
At 1st January	154	534
New transactions	77	134
Amounts recognised in profit or loss during the year	(103)	(514)
At 31st December	128	154

The net asset fair value position of the related financial instruments increased by £16,357m for the year ended 31st December 2008 (31st December 2007: £2,842m). In many cases these changes in fair values were offset by changes in fair values of other financial instruments, which were priced in active markets or valued by using a valuation technique which is supported by observable market prices or rates, or by transactions which have been realised.

Notes

a	(i )-(vi) refer to valuation inputs listed on page 289.

Barclays Annual Report 2008	277

Notes to the accounts

For the year ended 31st December 2008

51 Reclassification of financial assets held for trading

On 16th December the Group reclassified certain financial assets originally classified as held for trading that were no longer held for the purpose of selling or repurchasing in the near term out of fair value through profit or loss to loans and receivables. In making this reclassification, the Group identified those trading assets, comprising portfolios of bank-issued fixed rate notes and mortgage and other asset backed securities, for which it had a clear change of intent to hold for the foreseeable future or until maturity rather than to trade in the short term. At the time of the transfer, the Group identified rare circumstances permitting such reclassification, being severe illiquidity in the relevant market.

The following table shows carrying values and fair values of the assets reclassified at 16th December 2008.

	16th December 2008	31st December 2008
	Carrying value £m	Carrying value £m	Fair value £m
Trading assets reclassified to loans and receivables	4,046	3,986	3,984
Total financial assets reclassified to loans and receivables	4,046	3,986	3,984

As at the date of reclassification, the effective interest rates on reclassified trading assets ranged from 0.18% to 9.29% with expected recoverable cash flows of £7.4bn.

If the reclassifications had not been made, the Group’s income statement for 2008 would have included unrealised fair value losses on the reclassified trading assets of £1.5m.

After reclassification, the reclassified financial assets contributed the following amounts to the 2008 income before income taxes.

2008 £m
Net interest income	4
Provision for credit losses	–
Income before income taxes on reclassified trading assets	4

Prior to reclassification in 2008, £144m of unrealised fair value losses on the reclassified trading assets was recognised in the consolidated income statement for 2008 (2007: £218m loss).

52 Capital Management

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The capital management strategy is to continue to maximise shareholder value through optimising both the level and mix of capital resources. Decisions on the allocation of capital resources are conducted as part of the strategic planning review.

The Group’s capital management objectives are to:

–	Maintain sufficient capital resources to meet the minimum regulatory capital requirements set by the FSA and the US Federal Reserve Bank’s requirements that a financial holding company be well capitalised.

–	Maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements.

–	Support the Group’s credit rating.

–	Ensure locally regulated subsidiaries can meet their minimum capital requirements.

–	Allocate capital to businesses to support the Group’s strategic objectives, including optimising returns on economic and regulatory capital.

External Regulatory Capital Requirements

The Group is subject to minimum capital requirements imposed by the Financial Services Authority (FSA), following guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and implemented in the UK via European Union Directives.

Under Basel II, effective from 1st January 2008, the Group has approval by the FSA to use the advanced approaches to credit and operational risk management. Pillar 1 capital requirements are generated using the Group’s risk models.

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

278	Barclays Annual Report 2008

52 Capital Management (continued)

Regulatory Capital

The table below provides details of the regulatory capital resources managed by the Group.

	Basel ll 2008 £m	Basel I 2007 £m
Total qualifying Tier 1 capital	37,250	27,408
Total qualifying Tier 2 capital	22,333	17,123
Total deductions	(856)	(1,889)
Total net capital resources	58,727	42,642

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

The capital resource requirement of the insurance businesses at 31st December 2008 was £192m (31st December 2007: £216m).

53 Segmental reporting

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

–	UK Retail Banking

–	Barclays Commercial Bank

–	Barclaycard

–	GRCB – Western Europe

–	GRCB – Emerging Markets

–	GRCB – Absa

Investment Banking and Investment Management

–	Barclays Capital

–	Barclays Global Investors

–	Barclays Wealth

Head Office Functions and Other Operations

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

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States and South Africa.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships, Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and GRCB – Western Europe and GRCB – Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking – Western Europe

GRCB – Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal and France. GRCB – Western Europe serves customers through a variety of distribution channels. GRCB – Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Barclays Annual Report 2008	279

Notes to the accounts

For the year ended 31st December 2008

53 Segmental reporting (continued)

Global Retail and Commercial Banking – Emerging Markets

GRCB – Emerging Markets encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in 14 countries organised in six geographic areas: India and Indian Ocean (India, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); Southern Africa (Botswana, Zambia and Zimbabwe); Russia; and Pakistan (from 23rd July 2008). GRCB – Emerging Markets serves its customers through a variety of distribution channels. GRCB – Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking – Absa

GRCB – Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card which is included as part of Barclays Capital and Barclaycard respectively. Absa Group Limited is a South African financial services organisation serving personal, commercial and corporate customers predominantly in South Africa. GRCB – Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is the investment banking division of Barclays that provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, covering strategic advisory and M&A; equity and fixed income capital raising and corporate lending; and risk management across foreign exchange, interest rates, equities and commodities.

Activities are organised into three principal areas: Global Markets, which includes commodities, credit products, equities, foreign exchange, interest rate products; Investment Banking, which includes corporate advisory, Mergers and Acquisitions, equity and fixed-income capital raising and corporate lending; and Private Equity and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

BGI is an asset manager and a provider of investment management products and services.

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

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and managed the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and inter-segment adjustments.

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

280	Barclays Annual Report 2008

53 Segmental reporting (continued)

As at 31st December 2008	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB– Absa £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Total £m
Interest income from external customers	2,816	1,589	1,677	808	644	1,223	2,026	(52)	496	242	11,469
Other income from external customers	1,702	1,068	1,492	625	375	946	2,989	1,890	914	(355)	11,646

Income from external customers, net of insurance claims	4,518	2,657	3,169	1,433	1,019	2,169	5,015	1,838	1,410	(113)	23,115
Inter-segment income	(36)	88	50	(3)	–	29	216	6	(86)	(264)	–

Total income net of insurance claims	4,482	2,745	3,219	1,430	1,019	2,198	5,231	1,844	1,324	(377)	23,115

Impairment charges and other credit provisions	(602)	(414)	(1,097)	(296)	(166)	(347)	(2,423)	–	(44)	(30)	(5,419)
Segment expenses – external	(2,138)	(934)	(1,405)	(1,108)	(856)	(1,576)	(3,789)	(1,231)	(809)	(520)	(14,366)
Inter-segment expenses	(381)	(129)	(17)	179	137	271	15	(18)	(126)	69	–
Total expenses	(2,519)	(1,063)	(1,422)	(929)	(719)	(1,305)	(3,774)	(1,249)	(935)	(451)	(14,366)

Share of post-tax results of associates and joint ventures	8	(2)	(3)	–	–	5	6	–	–	–	14

Profit on disposal of subsidiaries, associates and joint ventures	–	–	–	–	–	1	–	–	326	–	327
Gains on acquisitions	–	–	92	52	–	–	2,262	–	–	–	2,406

Business segment profit before tax	1,369	1,266	789	257	134	552	1,302	595	671	(858)	6,077

Additional information
Depreciation and amortisation	111	69	114	69	58	117	272	40	40	31	921
Impairment loss – intangible assets	–	–	–	–	–	–	–	–	(3)	–	(3)
Impairment of goodwill	–	–	37	–	–	–	74	–	–	–	111
Investments in associates and joint ventures	1	(3)	(13)	–	–	84	150	–	–	122	341

Total assets	101,384	84,029	30,925	64,732	14,653	40,391	1,629,117	71,340	13,263	3,146	2,052,980
Total liabilities	104,640	64,997	3,004	37,250	10,517	20,720	1,603,093	68,372	45,846	47,130	2,005,569

Barclays Annual Report 2008	281

Notes to the accounts

For the year ended 31st December 2008

53 Segmental reporting (continued)

As at 31st December 2007	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB – Absa £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Total £m
Net interest income from external customers	2,725	1,624	1,303	472	344	1,140	1,536	(2)	453	15	9,610
Other income from external customers	1,652	922	1,086	474	189	832	5,398	1,917	890	30	13,390
Income from external customers, net of insurance claims	4,377	2,546	2,389	946	533	1,972	6,934	1,915	1,343	45	23,000
Inter-segment income	(80)	18	141	(9)	–	27	185	11	(56)	(237)	–

Total income net of insurance claims	4,297	2,564	2,530	937	533	1,999	7,119	1,926	1,287	(192)	23,000

Impairment charges and other credit provisions	(559)	(292)	(827)	(76)	(39)	(146)	(846)	–	(7)	(3)	(2,795)

Segment expenses – external	(2 ,154)	(785)	(1,079)	(859)	(553)	(1,518)	(3,989)	(1,180)	(829)	(253)	(13,199)
Inter-segment expenses	(316)	(144)	(14)	186	158	251	16	(12)	(144)	19	–
Total expenses	(2 ,470)	(929)	(1,093)	(673)	(395)	(1,267)	(3,973)	(1,192)	(973)	(234)	(13,199)

Share of post-tax results of associates and joint ventures	7	–	(7)	–	1	6	35	–	–	–	42

Profit on disposal of subsidiaries, associates and joint ventures	–	14	–	8	–	5	–	–	–	1	28

Business segment profit before tax	1,275	1,357	603	196	100	597	2,335	734	307	(428)	7,076
Additional information
Depreciation and amortisation	101	33	79	42	30	121	181	22	18	26	653
Impairment loss – intangible assets	–	13	–	–	–	1	–	–	–	–	14
Investments in associates and joint ventures	(7)	1	(8)	–	–	108	171	–	–	112	377

Total assets	88,477	74,566	22,121	43,702	9,188	36,368	839,850	89,218	18,188	5,683	1,227,361
Total liabilities	101,516	66,251	1,952	24,004	7,507	17,176	811,704	87,096	44,152	33,527	1,194,885

As at 31st December 2006	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB – Absa £m	Barclays Capital £m	Barclays Global Investors £m	Barclays Wealth £m	Head office functions and other operations £m	Total £m
Net interest income from external customers	2,649	1,618	1,294	389	274	1,030	1,460	17	404	8	9,143
Other income from external customers	1,673	771	1,226	364	122	967	4,746	1,653	795	135	12,452
Income from external customers, net of insurance claims	4,322	2,389	2,520	753	396	1,997	6,206	1,670	1,199	143	21,595
Inter-segment income	24	15	56	(2)	–	34	61	(5)	(39)	(144)	–

Total income net of insurance claims	4,346	2,404	2,576	751	396	2,031	6,267	1,665	1,160	(1)	21,595

Impairment charges and other credit provisions	(635)	(253)	(1,053)	(38)	(30)	(112)	(42)	–	(2)	11	(2,154)

Segment expenses – external	(2 ,263)	(696)	(861)	(693)	(461)	(1,529)	(3,988)	(940)	(772)	(471)	(12,674)
Inter-segment expenses	(269)	(172)	(132)	143	191	210	(21)	(11)	(141)	202	–

Total expenses	(2 ,532)	(868)	(993)	(550)	(270)	(1,319)	(4,009)	(951)	(913)	(269)	(12,674)

Share of post-tax results of associates and joint ventures	2	3	(8)	(1)	41	9	–	–	–	–	46

Profit on disposal of subsidiaries, associates and joint ventures	–	76	–	–	247	–	–	–	–	–	323

Business segment profit before tax	1,181	1,362	522	162	384	609	2,216	714	245	(259)	7,136

Additional information
Depreciation and amortisation	100	23	69	44	28	141	132	13	10	31	591
Impairment loss – intangible assets	–	–	–	1	1	5	–	–	–	–	7
Investments in associates and joint ventures	(6)	9	7	(1)	–	51	71	–	–	97	228

Total assets	81,693	66,224	20,033	33,487	5,219	29,575	657,922	80,515	15,023	7,096	996,787
Total liabilities	94,694	62,335	2,062	17,545	5,207	13,974	632,208	79,366	37,652	24,354	969,397

282	Barclays Annual Report 2008

53 Segmental reporting (continued)

Revenue by products and services

An analysis of revenue from external customers by product or service is presented below:

As at 31st December	2008 £m	2007 £m	2006 £m
Net interest income
Cash and balances with central banks	174	145	91
Available for sale investments	2,355	2,580	2,811
Loans and advances to banks	1,267	1,416	903
Loans and advances to customers	23,754	19,559	16,290
Other	460	1,608	1,710
Interest income	28,010	25,308	21,805
Deposits from banks	(2,189)	(2,720)	(2,819)
Customer accounts	(6,697)	(4,110)	(3,076)
Debt securities in issue	(5,910)	(6,651)	(5,282)
Subordinated liabilities	(1,349)	(878)	(777)
Other	(396)	(1,339)	(708)
Interest expense	(16,541)	(15,698)	(12,662)
Net interest income	11,469	9,610	9,143
Net fee and commission income
Brokerage fees	87	109	70
Investment management fees	1,616	1,787	1,535
Securities lending	389	241	185
Banking and credit related fees and commissions	7,208	6,363	6,031
Foreign exchange commissions	189	178	184
Fee and commission income	9,489	8,678	8,005
Fee and commission expense	(1,082)	(970)	(828)
Net fee and commission income	8,407	7,708	7,177
Principal transactions
Rates related business	4,751	4,162	2,848
Credit related business	(3,422)	(403)	766
Net investment income	680	1,216	962
Principal transactions	2,009	4,975	4,576
Net premiums from insurances contracts	1,090	1,011	1,060
Net claims and benefits incurred on insurance contracts	(237)	(492)	(575)
Other income	377	188	214
Total income net of insurance claims	23,115	23,000	21,595

Interest income

Cash and balances with central banks interest income consists of interest income from cash on deposit with central banks. Available for sale investments interest income consists of the interest yield on debt securities, treasury bills and other eligible bills. Loans and advances to banks interest income consists of interest income from loans and advances to other banks. Loans and advances to customers interest income consists of interest income from loans, mortgages, advances and credit cards to customers. Other interest income principally consists of interest income relating to reverse repurchase agreements.

Interest expense

Deposits from banks interest expense consists of interest expense paid to other banks on their deposits with Barclays. Customer accounts interest expense consists of interest expense paid to customers on their current and savings account with Barclays. Debt securities in issue interest expense consists of interest expense paid to customers who hold Barclays debt securities in issue. Subordinated liabilities interest expense consists of interest expense paid to customers who hold Barclays subordinated liabilities. Other interest expense principally consists of interest expense relating to repurchase agreements and hedging activity.

Fee and commission income

Brokerage fees income consists of fees charged to facilitate transactions between buyers and sellers. The brokerage fee is charged for services such as negotiations, sales, purchases, delivery or advice on the transaction. Investment management fees are levied on assets under management. Securities lending fees are charged when stock is lent to third parties. Banking and credit related fees and commissions consist of fees and commissions charged on banking and credit card transactions. Foreign exchange commissions are earned on foreign exchange transactions with customers.

Fee and commission expense

Fee and commission expense consists of fees paid to third parties to facilitate transactions between buyers and sellers. The fee is charged for services such as negotiations, sales, purchases, delivery or advice on the transaction.

Barclays Annual Report 2008	283

Notes to the accounts

For the year ended 31st December 2008

53 Segmental reporting (continued)

Principal transactions

Rates and Credit related business consists of profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value together with the interest income and expense from these instruments and the related funding costs. Net investment income consists of the net gain from disposal of available for sale assets, dividend income, net gain from financial instruments designated at fair value and other investment income.

Total income net of insurance claims

Net premiums from insurance contracts consists of gross premiums from insurance contracts and premiums ceded to reinsurers. Net claims and benefits incurred on insurance contracts consists of gross claims and benefits incurred on insurance contracts and reinsurers’ share of claims incurred. Other income consists of increase in fair value of assets held under linked liabilities to customers under investment contracts, increase in liabilities to customers under investment contracts, property rentals and other income.

Geographical information

(i) A geographical analysis of revenues from external customers is presented below:

	2008 £m	2007 £m	2006 £m
Attributed to the UK	12,277	13,127	12,154
Attributed to other regions
Other European Union	3,633	3,374	2,882
United States	710	2,209	2,840
Africa	3,633	3,188	2,791
Rest of the World	2,862	1,102	928

Total	23,115	23,000	21,595
Individual countries included in Other European Union, Africa and Rest of the World contributing to more than 5% of income from external customers are as follows:
South Africa	2,618	2,374	2,359

284	Barclays Annual Report 2008

Barclays Bank PLC data

Consolidated income statement	286

Consolidated balance sheet	287

Consolidated statement of recognised income and expense	288

Consolidated cash flow statement	289

Notes to the accounts	290

Financial data	299

Barclays Annual Report 2008	285

Barclays Bank PLC data

Consolidated income statement

For the year ended 31st December

	Notes	2008 £m	2007 £m	2006 £m

Continuing operations
Interest income	a	28,010	25,308	21,805
Interest expense	a	(16,595)	(15,707)	(12,662)

Net interest income		11,415	9,601	9,143

Fee and commission income	b	9,489	8,682	8,005
Fee and commission expense	b	(1,082)	(970)	(828)

Net fee and commission income		8,407	7,712	7,177

Net trading income	c	1,260	3,759	3,632
Net investment income	c	680	1,216	962

Principal transactions		1,940	4,975	4,594

Net premiums from insurance contracts	5	1,090	1,011	1,060
Other income	f	454	224	257

Total income		23,306	23,523	22,231
Net claims and benefits incurred on insurance contracts	5	(237)	(492)	(575)

Total income net of insurance claims		23,069	23,031	21,656
Impairment charges	7	(5,419)	(2,795)	(2,154)

Net income		17,650	20,236	19,502

Staff costs	8	(7,779)	(8,405)	(8,169)
Administration and general expenses	d	(5,662)	(4,141)	(3,914)
Depreciation of property, plant and equipment	23	(630)	(467)	(455)
Amortisation of intangible assets	22	(291)	(186)	(136)

Operating expenses		(14,362)	(13,199)	(12,674)

Share of post-tax results of associates and joint ventures	20	14	42	46
Profit on disposal of subsidiaries, associates and joint ventures		327	28	323
Gains on acquisitions	39	2,406	–	–

Profit before tax		6,035	7,107	7,197
Tax	e	(786)	(1,981)	(1,941)

Profit after tax		5,249	5,126	5,256

Profit attributable to minority interests		403	377	342
Profit attributable to equity holders		4,846	4,749	4,914

		5,249	5,126	5,256

The note numbers refer to the notes on pages 196 to 289, whereas the note letters refer to those on pages 290 to 298.

286	Barclays Annual Report 2008

Barclays Bank PLC data

Consolidated balance sheet

As at 31st December

	Notes	2008 £m	2007 £m

Assets
Cash and balances at central banks		30,019	5,801
Items in the course of collection from other banks		1,695	1,836
Trading portfolio assets	g	185,646	193,726
Financial assets designated at fair value:
– held on own account	13	54,542	56,629
– held in respect of linked liabilities to customers under investment contracts	13	66,657	90,851
Derivative financial instruments	14	984,802	248,088
Loans and advances to banks	15	47,707	40,120
Loans and advances to customers	15	461,815	345,398
Available for sale financial investments	h	65,016	43,256
Reverse repurchase agreements and cash collateral on securities borrowed	17	130,354	183,075
Other assets	i	6,302	5,153
Current tax assets		389	518
Investments in associates and joint ventures	20	341	377
Goodwill	21	7,625	7,014
Intangible assets	22	2,777	1,282
Property, plant and equipment	23	4,674	2,996
Deferred tax assets	19	2,668	1,463

Total assets		2,053,029	1,227,583

Liabilities
Deposits from banks		114,910	90,546
Items in the course of collection due to other banks		1,635	1,792
Customer accounts		335,533	295,849
Trading portfolio liabilities	12	59,474	65,402
Financial liabilities designated at fair value	24	76,892	74,489
Liabilities to customers under investment contracts	13	69,183	92,639
Derivative financial instruments	14	968,072	248,288
Debt securities in issue		153,426	120,228
Repurchase agreements and cash collateral on securities lent	17	182,285	169,429
Other liabilities	j	12,640	10,514
Current tax liabilities		1,215	1,311
Insurance contract liabilities, including unit-linked liabilities	26	2,152	3,903
Subordinated liabilities	27	29,842	18,150
Deferred tax liabilities	19	304	855
Provisions	28	535	830
Retirement benefit liabilities	30	1,357	1,537

Total liabilities		2,009,455	1,195,762

Shareholders’ equity
Called up share capital	k	2,398	2,382
Share premium account	k	12,060	10,751
Other reserves	l	1,723	(170)
Other shareholders’ equity	m	2,564	2,687
Retained earnings	l	22,457	14,222

Shareholders’ equity excluding minority interests		41,202	29,872
Minority interests	n	2,372	1,949

Total shareholders’ equity		43,574	31,821

Total liabilities and shareholders’ equity		2,053,029	1,227,583

The note numbers refer to the notes on pages 196 to 284, whereas the note letters refer to those on pages 290 to 298.

These financial statements have been approved for issue by the Board of Directors on 5th March 2009.

Barclays Annual Report 2008	287

Barclays Bank PLC data

Consolidated statement of recognised income and expense

For the year ended 31st December

	2008 £m	2007 £m	2006 £m

Available for sale reserve:
– Net (losses)/gains from changes in fair value	(1,757)	389	107
– Losses transferred to net profit due to impairment	382	13	86
– Net gains transferred to net profit on disposal	(209)	(563)	(327)
– Net (gains)/losses transferred to net profit due to fair value hedging	(2)	68	14
Cash flow hedging reserve:
– Net gains/(losses) from changes in fair value	305	106	(437)
– Net losses/(gains) transferred to net profit	71	253	(50)
Currency translation differences	2,407	54	(781)
Tax	841	54	253
Other	(56)	22	25
Amounts included directly in equity	1,982	396	(1,110)
Profit after tax	5,249	5,126	5,256

Total recognised income and expense for the year	7,231	5,522	4,146

Attributable to:
Equity holders	6,654	5,135	4,132
Minority interests	577	387	14

	7,231	5,522	4,146

288	Barclays Annual Report 2008

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31st December

	2008 £m	2007 £m	2006 £m

Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	6,035	7,107	7,197
Adjustment for non-cash items:
Allowance for impairment	5,419	2,795	2,154
Depreciation and amortisation and impairment of property, plant, equipment and intangibles	951	669	612
Other provisions, including pensions	804	753	558
Net profit from associates and joint ventures	(14)	(42)	(46)
Net profit on disposal of investments and property, plant and equipment	(371)	(862)	(778)
Net profit from disposal of associates and joint ventures	–	(26)	(263)
Net profit from disposal of subsidiaries	(327)	(2)	(60)
Net gains on acquisitions	(2,406)	–	–
Other non-cash movements	830	(1,471)	1,661

Changes in operating assets and liabilities:
Net increase in loans and advances to banks and customers	(58,432)	(77,987)	(27,385)
Net increase in deposits and debt securities in issue	76,886	91,451	46,944
Net (increase)/decrease in derivative financial instruments	(17,529)	(2,144)	1,196
Net decrease/(increase) in trading portfolio assets	26,945	(18,245)	(18,333)
Net (decrease)/increase in trading liabilities	(5,928)	(6,472)	310
Net decrease/(increase) in financial investments	5,229	(4,379)	1,538
Net (increase)/decrease in other assets	(3,005)	1,296	(1,527)
Net decrease in other liabilities	(492)	(1,056)	(1,580)
Tax paid	(1,725)	(1,583)	(2,141)

Net cash from operating activities	32,870	(10,198)	10,057

Purchase of available for sale financial investments	(57,756)	(26,947)	(47,109)
Proceeds from sale or redemption of available for sale financial investments	51,429	38,423	46,069
Purchase of intangible assets	(687)	(263)	(212)
Purchase of property, plant and equipment	(1,720)	(1,241)	(654)
Proceeds from sale of property, plant and equipment	799	617	786
Acquisition of subsidiaries, net of cash acquired	(961)	(270)	(248)
Disposal of subsidiaries, net of cash disposed	238	383	(15)
Increase in investment in subsidiaries	(157)	(668)	(432)
Decrease in investment in subsidiaries	19	57	44
Acquisition of associates and joint ventures	(96)	(220)	(162)
Disposal of associates and joint ventures	137	145	739
Other cash flows associated with investing activities	–	–	17

Net cash from investing activities	(8,755)	10,016	(1,177)

Dividends paid	(1,796)	(3,418)	(2,373)
Proceeds from borrowings and issuance of debt securities	9,645	4,625	2,493
Repayments of borrowings and redemption of debt securities	(1,207)	(683)	(366)
Net issue of shares and other equity instruments	1,327	1,355	585
Capital injection from Barclays PLC	5,137	1,434	–

Net issues of shares to minority interests	11	199	226

Net cash from financing activities	13,117	3,512	565

Effect of exchange rates on cash and cash equivalents	(5,801)	(654)	552

Net increase in cash and cash equivalents	31,431	2,676	9,997

Cash and cash equivalents at beginning of year	33,078	30,402	20,405

Cash and cash equivalents at end of year	64,509	33,078	30,402

Cash and cash equivalents comprise:
Cash and balances at central banks	30,019	5,801	6,795
Loans and advances to banks	47,707	40,120	30,926
Less: non-cash amounts and amounts with original maturity greater than three months	(15,428)	(19,376)	(15,892)
	32,279	20,744	15,034
Available for sale treasury and other eligible bills	65,016	43,256	51,952
Less: non-cash and amounts with original maturity greater than three months	(62,916)	(41,872)	(50,933)
	2,100	1,384	1,019
Trading portfolio assets	185,646	193,726	177,884
Less: non-cash and amounts with maturity greater than three months	(185,535)	(188,591)	(170,346)
	111	5,135	7,538
Other	–	14	16

	64,509	33,078	30,402

Barclays Annual Report 2008	289

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2008 £m	2007 £m	2006 £m
Cash and balances with central banks	174	145	91
Available for sale investments	2,355	2,580	2,811
Loans and advances to banks	1,267	1,416	903
Loans and advances to customers	23,754	19,559	16,290
Other	460	1,608	1,710
Interest income	28,010	25,308	21,805
Deposits from banks	(2,189)	(2,720)	(2,819)
Customer accounts	(6,714)	(4,110)	(3,076)
Debt securities in issue	(5,947)	(6,651)	(5,282)
Subordinated liabilities	(1,349)	(878)	(777)
Other	(396)	(1,348)	(708)
Interest expense	(16,595)	(15,707)	(12,662)
Net interest income	11,415	9,601	9,143

Interest income includes £135m (2007: £113m, 2006: £98m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

b Net fee and commission income

	2008 £m	2007 £m	2006 £m
Fee and commission income
Brokerage fees	87	109	70
Investment management fees	1,616	1,787	1,535
Securities lending	389	241	185
Banking and credit related fees and commissions	7,208	6,367	6,031
Foreign exchange commissions	189	178	184
Fee and commission income	9,489	8,682	8,005
Fee and commission expense	(1,082)	(970)	(828)
Net fee and commission in come	8,407	7,712	7,177

c Principal transactions

	2008 £m	2007 £m	2006 £m
Rates related business	4,682	4,162	2,866
Credit related business	(3,422)	(403)	766
Net trading in come	1,260	3,759	3,632
Net gain from disposal of available for sale assets	212	560	307
Dividend income	196	26	15
Net gain from financial instruments designated at fair value	33	293	447
Other investment income	239	337	193
Net investment in come	680	1,216	962
Principal transactions	1,940	4,975	4,594

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to fair value, together with the interest income earned from these instruments and the related funding cost.

Of the total net trading income, a £2,096m net loss (2007: £116m loss, 2006: £1,427m gain) was made on the purchase and sale of securities and the revaluation of both securities and derivatives. This included a £1,272m gain (2007: £640m gain, 2006: £480m gain) that was earned in foreign exchange dealings.

The net loss on financial assets designated at fair value included within principal transactions was £6,602m (2007: £78m gain, 2006: £489m gain) of which losses of £6,635m (2007: £215m loss, 2006: £42m gain) were included in net trading income and gains of £33m (2007: £293m, 2006: £447m) were included in net investment income.

290	Barclays Annual Report 2008

c Principal transactions (continued)

The net gain on financial liabilities designated at fair value included within principal transactions was £3,328m (2007: £231m loss, 2006: £920m loss), all of which was included within net trading income.

Net trading income includes the net gain from widening of credit spreads relating to Barclays Capital issued notes held at fair value was £1,663m (2007: £658m, 2006: £nil).

d Administration and general expenses

	2008 £m	2007 £m	2006 £m
Administrative expenses	5,149	3,978	3,980
Impairment charges/(releases):
– property and equipment (Note 23)	33	2	14
– intangible assets (Note 22)	(3)	14	7
– goodwill (Note 21)	111	–	–
Operating lease rentals	520	414	345
Gain on property disposals	(148)	(267)	(432)
Administration and general expenses	5,662	4,141	3,914

Auditors’ remuneration

	2008
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	20	–	–	–	20
Other services supplied pursuant to such legislation	–	2	–	–	2
Other services relating to taxation	–	–	10	–	10
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	3	3
Other	–	4	–	1	5
Total auditors’ remuneration	32	6	10	4	52

	2007
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	12	–	–	–	12
Other services supplied pursuant to such legislation	6	2	–	–	8
Other services relating to taxation	–	–	8	–	8
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	5	5
Other	–	2	–	2	4
Total auditors’ remuneration	25	4	8	7	44

	2006
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	11	–	–	–	11
Other services supplied pursuant to such legislation	10	1	–	–	11
Other services relating to taxation	–	–	6	–	6
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	4	4
Other	–	4	–	1	5
Total auditors’ remuneration	28	5	6	5	44

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Bank’s subsidiaries were £3m (2007: £2m, 2006: £2m).

Barclays Annual Report 2008	291

Barclays Bank PLC data

Notes to the accounts

d Administration and general expenses (continued)

Fees payable for the audit of the Bank’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Bank. The fees relating to the audit of the associated pension schemes were £0.2m (2007: £0.3m, 2006: £0.3m).

Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These includes audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In 2008 fees paid for reporting under Section 404 are not separately identifiable from the fees of the audit of the Bank’s annual accounts and the Bank’s associates. Fees for the audit of Barclays Bank PLC Group accounts are not separately identifiable from Barclays PLC, therefore there is no difference in the amounts reported in both Annual Reports. In addition, other services include Section 404 advisory, reporting accountant work for capital raising, securitisations and services relating to acquisition activities.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

e Tax

The charge for tax is based upon the UK corporation tax rate of 28.5% (2007: 30%, 2006: 30%) and comprises:

	2008 £m	2007 £m	2006 £m
Current tax charge/(credit)
Current year	1,559	2,385	1,929
Adjustment for prior years	97	(11)	8
	1,656	2,374	1,937
Deferred tax (credit)/charge
Current year	(597)	(367)	(16)
Adjustment for prior years	(273)	(26)	20
	(870)	(393)	4
Total charge	786	1,981	1,941
The effective tax rate for the years 2008, 2007 and 2006 is lower than the standard rate of corporation tax in the UK of 28.5% (2007: 30%, 2006: 30%). The differences are set out below:
	2008 £m	2007 £m	2006 £m
Profit before tax	6,035	7,107	7,197
Tax charge at standard UK corporation tax rate of 28.5% (2007: 30%, 2006: 30%)	1,720	2,132	2,159
Adjustment for prior years	(176)	(37)	24
Differing overseas tax rates	215	(77)	(17)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(833)	(136)	(393)
Share-based payments	229	72	27
Deferred tax assets not previously recognised	(514)	(158)	(4)
Change in tax rates	(1)	24	4
Other non-allowable expenses	146	161	141
Overall tax charge	786	1,981	1,941
Effective tax rate	13%	28%	27%

The effective rate of tax for 2008, based on profit before tax, was 13% (2007: 28%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition. Under IFRS the gain on acquisition of £2,262m is calculated net of deferred tax liabilities included in the acquisition balance sheet and is thus not subject to further tax in calculating the tax charge for the year. Furthermore, Barclays has tax losses previously unrecognised as a deferred tax asset but capable of sheltering part of this deferred tax liability. This gives rise to a tax benefit of £492m which, in accordance with IAS 12, is included as a credit within the tax charge for the year. The effective rate has been adversely impacted by the effect of the fall in the Barclays share price on the deferred tax asset recognised on share awards. In common with prior years there have been offsetting adjustments relating to different overseas tax rates, disallowable expenditure and non taxable gains and income.

292	Barclays Annual Report 2008

f Other income

	2008 £m	2007 £m	2006 £m
(Decrease)/increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	(10,422)	5,592	7,417
Decrease/(increase) in liabilities to customers under investment contracts	10,422	(5,592)	(7,417)
Property rentals	73	53	55
Other income	381	171	202
Other income	454	224	257

Included in other income are sub-lease rentals of £18m (2007: £18m, 2006: £18m), and in 2008 only is a £47m gain from the Visa IPO.

g Trading portfolio assets

	2008 £m	2007 £m
Trading portfolio assets
Treasury and other eligible bills	4,544	2,094
Debt securities	148,686	152,778
Equity securities	30,544	36,342
Traded loans	1,070	1,780
Commodities	802	732
Trading portfolio assets	185,646	193,726
h Available for sale financial investments
	2008 £m	2007 £m
Debt securities	58,831	38,673
Treasury bills and other eligible bills	4,003	2,723
Equity securities	2,182	1,860
Available for sale financial investments	65,016	43,256

Movement in available for sale financial investments
	2008 £m	2007 £m
At beginning of year	43,256	51,952
Exchange and other adjustments	14,275	1,499
Acquisitions and transfers	59,703	26,950
Disposals (through sale and redemption)	(50,629)	(37,498)
(Losses)/gains from changes in fair value recognised in equity	(1,190)	391
Impairment	(382)	(13)
Amortisation of discounts/premium	(17)	(25)
At end of year	65,016	43,256

i Other assets
	2008 £m	2007 £m
Sundry debtors	4,814	4,045
Prepayments	882	551
Accrued income	483	400
Reinsurance assets	123	157
Other assets	6,302	5,153

Included in the above Group balances are £4,704m (2007: £4,541m) expected to be recovered within no more than 12 months after the balance sheet date; and balances of £1,598m (2007: £612m) expected to be recovered more than 12 months after the balance sheet date.

Other assets include £3,096m (2007: £3,966m) of receivables which meet the definition of financial assets.

Barclays Annual Report 2008	293

Barclays Bank PLC data

Notes to the accounts

j Other liabilities

	2008 £m	2007 £m
Accruals and deferred income	6,495	6,075
Sundry creditors	6,049	4,356
Obligations under finance leases	96	83
Other liabilities	12,640	10,514

Included in the above are balances of £11,068m (2007: £9,058m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,572m (2007: £1,456m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income included £nil (2007: £102m) in relation to deferred income from investment contracts and £nil (2007: £677m) in relation to deferred income from insurance contracts for the Group.

k Called up share capital

Ordinary Shares

The authorised ordinary share capital of the Bank, as at 31st December 2008, was 3,000 million (2007: 3,000 million) ordinary shares of £1 each.

During the year, the Bank issued 1 million ordinary shares, for cash consideration of £17m.

Preference Shares

The authorised preference share capital of Barclays Bank PLC, as at 31st December 2008, was 1,000 Preference Shares (2007: 1,000) of £1; 400,000 Preference Shares of €100 each (2007: 400,000); 400,000 Preference Shares of £100 each (2007: 400,000); 400,000 Preference Shares of US$100 each (2007: 400,000); 300 million Preference Shares of US$0.25 each (2007: 150 million).

The issued preference share capital of Barclays Bank PLC, as at 31st December 2008, comprised 1,000 (2007: 1,000) Sterling Preference Shares of £1 each; 240,000 (2007: 240,000) Euro Preference Shares of €100 each; 75,000 (2007: 75,000) Sterling Preference Shares of £100 each; 100,000 (2007: 100,000) US Dollar Preference Shares of US$100 each; 237 million (2007: 131 million) US Dollar Preference Shares of US$0.25 each.

	2008 £m	2007 £m
Called up share capital, allotted and fully paid
At beginning of year	2,336	2,329
Issued for cash	2	7
At end of year	2,338	2,336
Called up preference share capital, allotted and fully paid
At beginning of year	46	34
Issued for cash	14	12
At end of year	60	46
Called up share capital	2,398	2,382

Share premium
	2008 £m	2007 £m
At beginning of year	10,751	9,452
Ordinary shares issued for cash	15	104
Preference shares issued for cash	1,294	1,195
At end of year	12,060	10,751

294	Barclays Annual Report 2008

k Called up share capital (continued)

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

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 1985 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up. On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital. The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 1985 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares

100,000 Euro 4.875% non-cumulative callable preference shares of € 100 each (the ‘4.875% Preference Shares’) were issued on 8th December 2004 for a consideration of €993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium. The 4.875% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum on the amount of €10,000 per preference share until 15th December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the Euro interbank offered rate for three-month Euro deposits.

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

Barclays Annual Report 2008	295

Barclays Bank PLC data

Notes to the accounts

k Called up share capital (continued)

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

106 million US Dollar 8.125% non-cumulative callable preference shares of US$0.25 each (the ‘8.125% Preference Shares’), represented by 106 million American Depositary Shares, Series 5, were issued on 11th April 2008 and 25th April 2008 for a total consideration of US$2,650m (£1,345m), of which the nominal value was US$26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of US$25 per preference share.

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th June 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.875% Preference Shares, the 4.75% Preference Shares, the 6.0% Preference Shares, the 6.278% Preference Shares, the 6.625% Preference Shares, the 7.1% Preference Shares, the 7.75% Preference Shares and the 8.125% Preference Shares (together, the ‘Preference Shares’) may be made by Barclays Bank PLC without the prior notification to the UK FSA and any such redemption will be subject to the Companies Act 1985 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US$1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the ‘TONs’) and the holders of the US$1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US$750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments, the €850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,350m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,250m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the ‘RCIs’) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.875% Preference Share, €10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share, US$10,000 per 6.278% Preference Share, US$25 per 6.625% Preference Share, US$25 per 7.1% Preference Share, US$25 per 7.75% Preference Share and US$0.25 per 8.125% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC or to a wholly owned subsidiary) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

296	Barclays Annual Report 2008

l Reserves

Other reserves
	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2008	111	26	(307)	(170)
Net (losses)/gains from changes in fair value	(1,752)	252	–	(1,500)
Net (gains)/losses transferred to net profit	(212)	19	–	(193)
Currency translation differences	–	–	2,307	2,307
Losses transferred to net profit due to impairment	382	–	–	382
Changes in insurance liabilities	17	–	–	17
Net gains transferred to net profit due to fair value hedging	(2)	–	–	(2)
Tax	207	(165)	840	882
At 31st December 2008	(1,249)	132	2,840	1,723

Retained earnings

Retained earnings £m
At 1st January 2008	14,222
Profit attributable to equity holders	4,846
Equity-settled share schemes	463
Tax on equity-settled shares schemes	(4)
Other taxes	(52)
Vesting of Barclays PLC shares under share-based payment schemes	(437)
Dividends paid	(1,160)
Dividends on preference shares and other shareholders’ equity	(502)
Capital injection from Barclays PLC	5,137
Other movements	(56)
At 31st December 2008	22,457
At 1st January 2007	11,556
Profit attributable to equity holders	4,749
Equity-settled share schemes	567
Tax on equity-settled shares schemes	28
Vesting of Barclays PLC shares under share-based payment schemes	(524)
Dividends paid	(3,287)
Dividends on preference shares and other shareholders’ equity	(345)
Capital injection from Barclays PLC	1,434
Other movements	44
At 31st December 2007	14,222

Transfers from the cash flow hedging reserve to the income statement were: interest income £4m loss (2007: £93m loss), interest expense £74m loss (2007: £11m gain), net trading income £119m gain (2007: £100m loss) and administration and general expenses of £60m loss (2007: £16m loss).

m Other shareholders’ equity

	2008 £m	2007 £m
At 1st January	2,687	2,534
Appropriations	23	8
Other movements	(146)	145
At 31st December	2,564	2,687

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

Barclays Annual Report 2008	297

Barclays Bank PLC data

Notes to the accounts

n Minority interests

	2008 £m	2007 £m
At beginning of year	1,949	1,685
Share of profit after tax	403	377
Dividend and other payments	(134)	(131)
Equity issued by subsidiaries	4	137
Available for sale reserve: net (loss)/gain from changes in fair value	(1)	1
Cash flow hedges: net gain/(loss) from changes in fair value	76	(16)
Currency translation differences	59	16
Additions	–	27
Disposals	(11)	(111)
Other	27	(36)
At end of year	2,372	1,949

o Dividends

	2008 £m	2007 £m
On ordinary shares
Final dividend	1,030	791
Interim dividends	130	2,496
Dividends	1,160	3,287

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and in 2007, to fund the repurchase by Barclays PLC of ordinary share capital.

Dividends paid on preference shares amounted to £390m (2007: £193m). Dividends paid on other equity instruments as detailed in Note m amounted to £112m (2007: £152m).

p Financial risks

The only significant financial instruments that are held by Barclays Bank PLC and not Barclays PLC are investments in Barclays PLC ordinary shares, dealt with as trading portfolio equity assets, debt securities and available for sale financial investments as appropriate.

There consequently are no significant differences in exposures to market risk, credit risk, liquidity risk and the fair value of financial instruments between Barclays PLC and Barclays Bank PLC, and no differences in the manner in which these financial risks are managed. Therefore the disclosures regarding financial risks appearing in Notes 46 to 49 are in all material respects the same for Barclays Bank PLC and Barclays PLC.

q Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed in Note 52.

The table below provides details of the Barclays Bank PLC Group at 31st December 2008 and 2007.

	2008 Basel II £m	2007 Basel I £m
Total qualifying Tier 1 capital	37,101	26,534
Total qualifying Tier 2 capital	22,356	17,123
Total deductions	(964)	(1,889)
Total net capital resources	58,493	41,768

r Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in Note 53 to the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £42m (2007: £31m) between Barclays PLC and Barclays Bank PLC is included in Head office functions and other operations.

–	the difference in total assets of £49m (2007: £222m) is represented by holdings of Barclays PLC shares held by the businesses.

298	Barclays Annual Report 2008

Barclays Bank PLC data

Financial Data

			IFRS

Selected financial statistics	2008%	2007%	2006%	2005%	2004[a] %

Attributable profit as a percentage of:
– average total assets	0.3	0.4	0.4	0.4	0.5
– average shareholders’ equity	13.8	16.3	20.2	17.4	21.3
Average shareholders’ equity as a percentage of average total assets	2.0	2.2	2.2	2.2	2.4

Selected income statement data	£m	£m	£m	£m	£m

Interest income	28,010	25,308	21,805	17,232	13,880
Interest expense	(16,595)	(15,707)	(12,662)	(9,157)	(7,047)
Non-interest income	11,891	13,922	13,088	9,934	8,543
Operating expenses	(14,362)	(13,199)	(12,674)	(10,527)	(8,536)
Impairment charges	(5,419)	(2,795)	(2,154)	(1,571)	(1,093)
Share of post-tax results of associates and joint ventures	14	42	46	45	56
Profit on disposal of subsidiaries, associates and joint ventures	327	28	323	–	45
Gains on acquisitions	2,406	–	–	–	–
Profit before tax	6,035	7,107	7,197	5,311	4,589
Attributable profit	4,846	4,749	4,914	3,695	3,263

Selected balance sheet data	£m	£m	£m	£m	£m

Total shareholders’ equity	43,574	31,821	27,106	24,243	16,849
Subordinated liabilities	29,842	18,150	13,786	12,463	12,277
Deposits from banks, customer accounts and debt securities in issue	603,869	506,623	447,453	417,139	412,358
Loans and advances to banks and customers	509,522	385,518	313,226	300,001	343,041
Total assets	2,053,029	1,227,583	996,503	924,170	538,300

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

Barclays Annual Report 2008	299

Barclays Bank PLC data

Financial Data

Ratio of earnings to fixed charges – Barclays Bank PLC

	2008	2007	2006	2005	2004[a]
	(in £m except for ratios)

Ratio of earnings to fixed charges
IFRS/UK GAAP:
Fixed charges
Interest expense	38,235	37,903	30,385	20,965	14,464
Rental expense	240	161	137	126	93

Total fixed charges	38,475	38,064	30,522	21,091	14,557

Earnings
Income before taxes and minority interests	6,035	7,107	7,197	5,311	4,589
Less: Unremitted pre-tax income of associated companies and joint ventures	(19)	(45)	(41)	(28)	(51)
	6,016	7,062	7,156	5,283	4,538
Fixed charges	38,475	38,064	30,522	21,091	14,557

Total earnings including fixed charges	44,491	45,126	37,678	26,374	19,095

Ratio of earnings to fixed charges	1.16	1.19	1.23	1.25	1.31
Ratio of earnings to fixed charges and preference shares – Barclays Bank PLC

	2008	2007	2006	2005	2004[a]
	(in £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
IFRS/UK GAAP:
Interest expense	38,235	37,903	30,385	20,965	14,464
Rental expense	240	161	137	126	93

Fixed charges	38,475	38,064	30,522	21,091	14,557
Preference share dividends and similar appropriations	583	345	395	304	3

Total fixed charges	39,058	38,409	30,917	21,395	14,560

Earnings
Income before taxes and minority interests	6,035	7,107	7,197	5,311	4,589
Less: Unremitted pre-tax income of associated companies and joint ventures	(19)	(45)	(41)	(28)	(51)
	6,016	7,062	7,156	5,283	4,538
Fixed charges	39,058	38,409	30,917	21,091	14,557

Total earnings including fixed charges	45,074	45,471	38,073	26,374	19,095

Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.15	1.18	1.23	1.23	1.31

Note

a	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

300	Barclays Annual Report 2008

Shareholder information

4

Shareholder information

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

As announced on 13th October 2008, in the light of the new capital ratios agreed with the FSA and in recognition of the need to maximise capital resources in the current economic climate, the Board has concluded that it would not be appropriate to pay a final dividend for 2008. The Board intends to resume dividend payments in the second half of 2009, at which time it is intended to pay dividends quarterly.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2008	2007	2006	2005	2004

Interim	11.50	11.50	10.50	9.20	8.25
Final	–	22.50	20.50	17.40	15.75

Total	11.50	34.00	31.00	26.60	24.00

US Dollars per 25p ordinary share
	2008	2007	2006	2005	2004

Interim	0.20	0.23	0.20	0.16	0.15
Final	–	0.45	0.41	0.31	0.30

Total	0.20	0.68	0.61	0.47	0.45

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2008	2007	2006	2005	2004

Interim	0.82	0.93	0.80	0.65	0.60
Final	–	1.78	1.64	1.24	1.20

Total	0.82	2.71	2.44	1.89	1.80

Dividends expressed in Dollars are translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) for the days on which dividends are paid. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 13,996,000,000 ordinary shares of 25p each (ordinary shares) 0.4 million Sterling preference shares of £100 each, 0.4 million US Dollar preference shares of $100 each, 150 million US Dollar preference shares of $0.25 each, 0.4 million Euro preference shares of €100 each, 0.4 million Yen preference shares of ¥10,000 each and 1 million staff shares of £1 each. At the close of business on 31st December 2008, 8,371,830,617 ordinary shares were outstanding.

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1st August 1986 and the New York Stock Exchange (NYSE) with effect from 9th September 1986. During the year, the Company de-listed from the Tokyo Stock Exchange with effect from 28th June 2008.

Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is J P Morgan Chase Bank, N.A. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 926 ADR holders and 1,528 recorded holders of ordinary shares with US addresses at 31st December 2008, whose shareholdings represented approximately 4.22% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

302	Barclays Annual Report 2008

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$

2009
By month:
January	184.6	51.2	10.97	3.07
February	116.2	92.3	6.99	5.32

2008
By month:
July	356.5	260.5	28.2	20.76
August	379.5	311.0	29.52	23.62
September	389.0	301.0	32.5	21.48
October	368.0	178.9	25.9	10.73
November	195.9	127.7	12.68	7.37
December	162.0	138.2	9.81	8.45

By quarter:
First quarter	506.42	382.25	41.39	32.27
Second quarter	490.83	291.5	39.89	23.15
Third quarter	389.0	260.5	32.5	20.76
Fourth quarter	368.0	127.7	25.9	7.37

2007
First quarter	790.0	673.5	62.46	53.35
Second quarter	756.0	696.0	60.37	55.79
Third quarter	738.5	580.0	60.35	46.61
Fourth quarter	665.5	474.5	54.48	39.86

2008	506.42	127.7	41.39	7.37
2007	790.0	474.5	62.46	39.86
2006	737.0	586.0	61.52	41.80
2005	615.0	520.0	47.0	37.16
2004	586.0	443.0	45.99	32.78
2003	527.0	311.0	36.57	20.30

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2008[a]
	Number of shareholders	Percentage of holders	Shares held (millions)	Percentage of capital

Classification of shareholders
Personal holders	732,093	97.10	750.24	8.97
Banks and nominees	20,516	2.72	6,522.72	77.90
Other companies	1,758	0.18	1,098.84	13.13
Insurance companies	13	0.00	0.00	0.00
Pensions funds	23	0.00	0.00	0.00

Totals	754,403	100	8,371.8	100

Shareholding range
1-100	30,074	4.02	1.27	0.02
101-250	232,523	30.8	48.9	0.58
251-500	240,892	31.9	82.3	0.98
501-1,000	117,044	15.5	82.2	0.98
1,001-5,000	102,416	13.6	210.1	2.51
5,001-10,000	16,943	2.25	119.71	1.43
10,001-25,000	10,083	1.34	152.72	1.82
25,001-50,000	2,318	0.31	79.4	0.96
50,001 and over	2,110	0.28	7,595.2	90.72

Totals	754,403	100	8,371.8	100

United States holdings	1,528	0.2	3.23	0.04

Note

a	These figures include Barclays Sharestore members.

Barclays Annual Report 2008	303

SEC FORM 20-F Other Information

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pounds Sterling. For the months of September through December 2008, the high and low noon buying rates in New York City for cable transfers in Pounds Sterling, as certified for customs purposes by the Federal Reserve Bank of New York (noon buying rate), were as set out in the table below.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued the publication of noon buying rates. For January and February 2009, the closing spot rates for Pounds Sterling as determined by Bloomberg at 5:00 p.m. (New York time) (the “Closing Spot Rate”), expressed in US Dollars per Pound Sterling were as set out in the table below.

	(US Dollars per Pound Sterling)
	February	January	December	November	October	September
		2009			2008
High	1.49	1.52	1.55	1.62	1.78	1.86

Low	1.42	1.38	1.44	1.48	1.55	1.75

For the years indicated, the averages of the noon buying rates on the last day of each month were:

	(US Dollars per Pound Sterling)
Average	2008	2007	2006	2005	2004
	1.84	2.0	1.86	1.81	1.64

On March 20, 2009, the Closing Spot Rate in Pound Sterling was $1.45.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

304	Barclays Annual Report 2008

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

The objects of the Company are set out in full in clause 4 of its Memorandum of Association which provides, among other things, that the Company’s objects are to carry on business as an investment and holding company and the business of banking in all its aspects.

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

(iii) No Director may act (either himself/herself or through his/her firm) as an auditor of the Company. A Director may hold any other office of the Company on such terms as the Board shall determine.

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

(viii) From 1st October 2008, the Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

(ix) A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FSA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(a)	to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;
(c)	to obtain insurance for the benefit of Directors;

(d)	involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;

(e)	that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);

(f)	concerning any other company in which the Director is interested as an officer or creditor or shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and

(g)	concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

(x) A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of the Company or any other company in which the Company is interested.

(xi) Subject to applicable legislation, the provisions described in sub-paragraphs (ix) and (x) may be relaxed or suspended by an ordinary resolution of the members of the Company or any applicable governmental or other regulatory body.

(xii) A Director is required to hold an interest in ordinary shares having a nominal value of at least £500, which currently equates to 2,000 Ordinary Shares unless restricted from acquiring or holding such interest by any applicable law or regulation or any applicable governmental or other regulatory body. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his/her appointment. Where a Director is unable to acquire the requisite number of shares within that time owing to law, regulation or requirement of any governmental or other relevant authority, he/she must acquire the shares as soon as reasonably practicable once the restriction(s) end.

(xiii) The Board may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

Classes of share

The Company only has Ordinary Shares in issue. However, the Company has authorised but unissued preference shares of £100, $100, $0.25, €100 and ¥10,000 each (together, the ‘Preference Shares’) which may (pursuant to a resolution passed by the shareholders of the Company at the AGM) be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. The Company also has authorised but unissued staff shares of £1 each. The Articles of Association contain provisions to the following effect:

(i) Dividends

Subject to the provisions of the Articles and applicable legislation, the Company in General Meeting may declare dividends on the Ordinary Shares by ordinary resolution, but such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by the Company’s financial position.

Each Preference Share confers the right to a non-cumulative preferential dividend (‘Preference Dividend’) payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms as may be determined by the Board prior to allotment thereof.

The Preference Shares rank in regard to payment of dividend in priority to the holders of Ordinary Shares and any other class of shares in the Company ranking junior to the Preference Shares.

Dividends may be paid on the Preference Shares if, in the opinion of the Board, the Company has sufficient distributable profits, after payment in full or the setting aside of a sum to provide for all dividends payable on (or in the case of shares carrying a cumulative right to dividends, before) the relevant dividend payment date on any class of shares in the Company ranking pari passu with or in priority to the relevant series of Preference Shares as regards participation in the profits of the Company.

If the Board considers that the distributable profits of the Company available for distribution are insufficient to cover the payment in full of Preference Dividends, Preference Dividends shall be paid to the extent of the distributable profits on a pro rata basis.

Barclays Annual Report 2008	305

Notwithstanding the above, the Board may, at its absolute discretion, determine that any Preference Dividend which would otherwise be payable may either not be payable at all or only payable in part.

If any Preference Dividend on a series of Preference Shares is not paid, or is only paid in part, for the reasons described above, holders of Preference Shares will not have a claim in respect of such nonpayment.

If any dividend on a series of Preference Shares is not paid in full on the relevant dividend payment date, a dividend restriction shall apply. The dividend restriction means that, subject to certain exceptions, neither the Company nor Barclays Bank may (a) pay a dividend on, or (b) redeem, purchase, reduce or otherwise acquire, any of their respective ordinary shares, other preference shares or other share capital ranking equal or junior to the relevant series of Preference Shares until the earlier of such time as the Company next pays in full a dividend on the relevant series of Preference Shares or the date on which all of the relevant series of Preference Shares are redeemed.

All unclaimed dividends payable in respect of any share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

The Board may (although it currently does not), with the approval of an ordinary resolution of the Company, offer shareholders the right to choose to receive an allotment of additional fully paid Ordinary Shares instead of cash in respect of all or part of any dividend.

(ii) Voting

Every member who is present in person or by proxy, or represented at any general meeting of the Company and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present or represented has one vote for every share held. Any joint holder may vote in respect of jointly owned shares, but the vote of the senior holder (as determined by order in the share register) shall take precedence. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine.

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

(iii) Transfers

Ordinary Shares may be held in either certificated or uncertificated form. Certificated Ordinary Shares shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. Transfers of uncertificated Ordinary Shares shall be made in accordance with the applicable regulations. The Board may make any arrangements to regulate and evidence the transfer of Ordinary Shares as they consider fit in accordance with applicable legislation and the rules of the FSA.

Registration of Ordinary Shares may be suspended, subject to applicable legislation, for such periods as the Board may determine (but for not more than 30 days in any calendar year).

The Board is not bound to register a transfer of partly paid Ordinary Shares, or fully paid shares in exceptional circumstances approved by the FSA. The Board may also decline to register an instrument of transfer of certificated Ordinary Shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of not more than four transferees (except in the case of executors or trustees of a member).

Preference Shares may be represented by share warrants to bearer or be in registered form.

Preference Shares represented by share warrants to bearer are transferred by delivery of the relevant warrant. Preference Shares in registered form shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. The Company’s registrar shall register such transfers of Preference Shares in registered form by making the appropriate entries in the register of Preference Shares.

(iv) Return of Capital and Liquidation

In the event of any return of capital by reduction of capital or on liquidation, the holders of Ordinary Shares are entitled to receive such capital in proportion to the amounts paid up or credited as paid up on the shares of each class.

Each Preference Share shall confer, in the event of a winding up or any return of capital by reduction of capital (other than, unless otherwise provided by their terms of issue, a redemption or purchase by the Company of any of its issued shares, or a reduction of share capital), the right to receive out of the surplus assets of the Company available for distribution amongst the members and in priority to the holders of the Ordinary Shares and any other shares in the Company ranking junior to the relevant series of Preference Shares and pari passu with any other class of Preference Shares, repayment of the amount paid up or treated as paid up in respect of the nominal value of the Preference Share together with any premium which was paid or treated as paid when the Preference Share was issued in addition to an amount equal to accrued and unpaid dividends.

(v) Redemption and Purchase

Subject to applicable legislation and the rights of the other shareholders, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. While the Company currently has no redeemable shares in issue, any series of Preference Shares issued in the future will be redeemable, in whole or in part, at the option of the Company on a date not less than five years after the date on which such series of Preference Shares was first issued. The Company may purchase its own shares subject to the provisions of applicable legislation, the Articles and the approval of any class of convertible shares in issue (by special resolution or written consent of 75% of such class).

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

The Company also has a lien over all partly paid shares of the Company for all monies payable or called on that share and over the debts and liabilities of a member to the Company. If any monies which are the subject of the lien remain unpaid after a notice from the Board demanding payment, the Company may sell such shares.

(vii) Variation of Rights

The rights attached to any class of shares may be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them.

Annual and other general meetings

The Company is required to hold an annual general meeting in addition to such other general meetings as the Directors think fit. The type of the meeting will be specified in the notice calling it. Under the Companies Act 2006, the AGM must be held within six months of the financial year end. A general meeting may be convened by the Board on requisition in accordance with the applicable legislation.

306	Barclays Annual Report 2008

Shareholder information

In the case of an AGM, 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must be in writing and must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted. A notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as such. The accidental failure to give notice of a general meeting or the non-receipt of such notice will not invalidate the proceedings at such meeting.

Subject as noted above, all shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case shareholders may be excluded from the specified place.

Holders of Preference Shares have no right to receive notice of, attend or vote at, any general meetings of the Company as a result of holding Preference Shares.

Limitations on foreign shareholders

There are no restrictions imposed by the Company’s Memorandum or Articles of Association or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or (when entitled to do so) vote the Company’s Ordinary Shares.

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

Indemnity

Subject to applicable legislation, every current and former Director or other officer of the Company (other than any person engaged by the company as auditor) shall be indemnified by the Company against any liability in relation to the Company, other than (broadly) any liability to the Company or a member of the Group, or any criminal or regulatory fine.

Officers of the Group
Peter Estlin	Group Financial Controller	Appointed 2008
Lawrence Dickinson	Company Secretary	Appointed 2002
Patrick Gonsalves	Joint Secretary,
	Barclays Bank PLC	Appointed 2002
Mark Harding	Group General Counsel	Appointed 2003
Robert Le Blanc	Group Risk Director	Appointed 2004

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

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 27th February 2009 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s expected UK Budget in April 2009.

This section is also based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the Code), and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the Treaty), all of which are subject to change, possibly on a retroactive basis.

This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit

Barclays Annual Report 2008	307

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

If the shareholder is a UK resident individual liable to income tax only at the basic rate, then there will be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher rate (currently 40%), there will be a further liability to tax. Higher rate taxpayers are taxable on dividend income at a special rate (currently 32.5%) against which can be offset a tax credit of one-ninth of the cash dividend received. Tax credits are not repayable to shareholders with no tax liability.

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

Taxation of capital gains

Where shares are disposed of by open market sale, a capital gain may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs and indexation relief (up to 5th April 1998). To arrive at the total base cost of any Barclays PLC shares held, the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date.

The calculations required to compute chargeable capital gains may be complex. Capital gains may also arise from the gifting of shares to connected parties such as relatives (although not spouses or civil partners) and family trusts. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of Barclays PLC shares is required.

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

Taxation of US holders

Taxation of dividends

Subject to PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or the Bank, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning before 1st January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays PLC or the Bank, as applicable, with respect to the ordinary or preference shares or ADSs will generally be qualified dividend income.

A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received from Barclays PLC or the Bank. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on a US holder’s circumstances, be either ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder.

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

308	Barclays Annual Report 2008

Shareholder information

Taxation of capital gains

Subject to PFIC rules discussed below, generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Capital gain of a noncorporate US holder that is recognised in taxable years beginning before 1st January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of premium on redemption or purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of preference shares by the Bank or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

Taxation of passive foreign investment companies (PFICs)

Barclays PLC and the Bank believe that their respective shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC or the Bank were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realised on the sale or other disposition of their shares or ADSs would in general not be treated as capital gain. Instead, for a US holder, such gain and certain ‘excess distributions’ would be treated as having been realised ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC or the Bank was a PFIC at any time during such holder’s holding period in their shares or ADSs. Dividends that a US holder receives from Barclays PLC or the Bank will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC or the Bank are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Documents on display

It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Assistance located at 100 F Street, NE, Washington DC 20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Barclays Annual Report 2008	309

Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our head office as follows:

Director, Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

or, in the United States of America,

The Corporate Communications Department

Barclays Bank PLC

200 Park Avenue

New York, NY 10166, USA

Registered and Head office:

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar:

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055*

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

ADR Depositary:

JPMorgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0504

USA

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

*Calls to this number are charged at 8p per minute if using a BT landline.

 Call charges may vary if using other telephone providers.

310	Barclays Annual Report 2008

Annual Report 2008 index

Absa
business analysis	44
business description	43
Accountability and Audit	173
Accounting
developments	188
policies	179
presentation	178
Acquisitions
notes to the accounts	235
Allowance for impairment
notes to the accounts	259
risk management	129
Annual General Meeting	142
Annual Report and Accounts (approval)	190
Assets
by class of business	281
other	205
Auditors
reports	177
Available for sale investments	205
Balance sheet
average	21
consolidated	191
consolidated (Barclays Bank)	287
Barclaycard
business analysis	38
business description	37
Barclays Bank PLC
consolidated accounts	286
financial data	299
notes to the accounts	290
Barclays Capital
business analysis	46
business description	45
Barclays Commercial Bank
business analysis	36
business description	35
Barclays Global Investors
business analysis	48
business description	47
BGI Equity Ownership Plan (EOP)	171
Barclays Wealth
business analysis	50
business description	49
Capital adequacy data
total assets and risk weighted assets	14
capital management	17
capital ratios	17
capital resources	17
Capital management	278
Cash flow statement
consolidated	193
consolidated (Barclays Bank)	289
notes to the accounts	196
Competition and regulatory matters	232
Concentrations of credit risk	253
Contingent liabilities and commitments	230
Contractual obligations	19

Corporate governance
corporate governance report	143
attendance at board meetings	149
Corporate sustainability	53
Credit risk	250
Critical accounting estimates	27
Currency of presentation	179
Currency risk	267
Derivatives and other financial instruments
notes to the accounts	202
Directors’ and officers’
biographies	138
emoluments	141
interests	141
notes to the accounts	240
Directors’ report	140
Dividends	196
Earnings per share	200
Emerging Markets
business analysis	42
business description	41
Employees
equality and diversity	141
involvement	141
Events after the balance sheet date	244
Fair value of financial instruments	273
Financial assets designated at fair value	201
Financial data
Barclays Bank PLC	299
Barclays PLC	2
Financial liabilities designated at fair value	211
Financial review	2
Financial risks	250
Global Retail and Commercial Banking
business analysis	31
Glossary	313
Goodwill	208
Head office functions and other operations
business analysis	52
business description	51
Impairment charges
notes to the accounts	198
risk management	87
Income statement
consolidated	190
consolidated (Barclays Bank)	286
Insurance assets and liabilities	212
Insurance premiums and insurance claims and benefits	197

Barclays Annual Report 2008	311

Intangible assets	209
Interest rate risk	266
Investment Banking and Investment Management
business analysis	32
Investment in associates and joint ventures	207
Leasing	233
Legal proceedings	231
Liabilities
other	211
Liquidity risk	268
Loans and advances to banks
interest rate sensitivity	123
maturity analysis	123
notes to the accounts	204
Loans and advances to customers
interest rate sensitivity	123
maturity analysis	123
notes to the accounts	204
Market risk	264
Memorandum and Articles of Association	305
Minority interests	230
Net fee and commission income
notes to the accounts	196
summary	5
Net interest income
notes to the accounts	196
summary	4
Off-balance sheet arrangements	25
Operating expenses
administration and general expenses	198
staff costs	198
summary	8
Ordinary shares, share premiums, and other equity
called up	226
Other entities	239
Other income
notes to the accounts	197
summary	6
Our people	55
Parent company accounts (Barclays PLC)	194
Pensions
directors	164
notes to the accounts	220
Principal subsidiaries	238
Principal transactions
notes to the accounts	197
summary	6
Potential credit risk loans	84
Presentation of information	176
Property, plant and equipment	210
Provisions	218
Recent developments	189
Related party transactions	240

Remuneration report
2008 annual remuneration	157
Group Chairman and executive Directors: beneficial shareholdings	163
Reserves	228
Results by business	31
Risk factors	57
Risk management
Barclays approach to risk management	62
credit risk management	67
market risk management	106
liquidity risk management	111
capital risk management	114
operational risk management	117
financial crime risk management	120
statistical information	122
supervision and regulation	135
Risk Tendency	122
Risk weighted assets	14
Securities borrowing, securities lending, repurchase and reverse repurchase agreements	205
Securitisation	219
Segmental reporting
by class of business	281
by geographical segments	284
Share-based payments	244
Shareholder information	301
Short-term borrowings	18
Statement of recognised income and expense
consolidated	192
consolidated (Barclays Bank)	288
Subordinated liabilities	214
Taxation
notes to the accounts	199
shareholder information	307
Total assets	14
Trading portfolio	201
Trust activities	187
UK Retail Banking
business analysis	34
business description	33
Western Europe
business analysis	40
business description	39

312	Barclays Annual Report 2008

Glossary of terms

Term used in Annual Report	US equivalent or brief description
Accounts	Financial statements
Allotted	Issued
Attributable profit	Net income
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash
Class of business	Industry segment
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Loan capital	Long-term debt
Net asset value	Book value
Profit	Income
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-up capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Write-offs	Charge-offs

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Profit before business disposals’ represents profit before tax and disposal of subsidiaries, associates and joint ventures.

‘Cost:income ratio’ is defined as operating expenses compared to total income net of insurance claims.

‘Risk Tendency’ is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

‘Daily Value at Risk (DVaR)’ is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.

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

‘Global Retail and Commercial Banking – Absa’ is the portion of Absa’s results that is reported by Barclays within the Global Retail and Commercial Banking business.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

Barclays Annual Report 2008	313

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 24, 2009	Barclays PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 24, 2009	Barclays Bank PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC

1.2	Memorandum and Articles of Association of Barclays Bank PLC

2.1	Long term debt instruments

4.1	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.4	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.5	Rules of the Barclays PLC Executive Share Award Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.6	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.7	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.8	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008)

EXHIBIT NUMBER	DESCRIPTION
4.9	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008)

4.10	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.11	Service Contract and Subsequent Side Letter to Service Contract – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th , 2006)

4.12	Service Contract – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.13	Employment Contract and Assignment Agreement – Frederik Seegers (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.14	Contract of Employment – Christopher Lucas (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.15	Addendum to contract of employment between Barclays Bank plc and Gary Hoffman (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.16	Addendum to contract of employment between Barclays Bank plc and John Varley (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.17	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.18	Appointment Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.19	Appointment Letter and Subsequent Amendment to appoint as Deputy Chairman – Sir Nigel Rudd (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.20	Appointment Letter – Stephen Russell (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.21	Appointment Letter – Leigh Clifford (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.22	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

EXHIBIT NUMBER	DESCRIPTION
4.23	Appointment Letter – Dr Daniël Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.24	Appointment Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.25	Appointment Letter – Marcus Agius (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.26	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.27	Appointment Letter – David Booth (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.28	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.29	Appointment Letter – Patience Wheatcroft (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.30	Appointment Letter – Simon Fraser

4.31	Indemnity Letter – John Varley (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.32	Indemnity Letter – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.33	Indemnity Letter – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.34	Indemnity Letter – Sir Richard Broadbent (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.35	Indemnity Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

EXHIBIT NUMBER	DESCRIPTION
4.36	Indemnity Letter – Sir Nigel Rudd (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.37	Indemnity Letter – Stephen Russell (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.38	Indemnity Letter – Leigh Clifford (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.39	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.40	Indemnity Letter – Dr Daniël Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.41	Indemnity Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.42	Term sheet for Barclays PLC Warrants

4.43	Term Sheet for Barclays Bank PLC £4.05 billion Mandatory Convertible Notes (MCNs)

7.1	Ratios of earnings under IFRS to fixed charges

7.2	Ratios of earnings under IFRS to combined fixed charges, preference share dividends and similar appropriations

8.1	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.