Form 20-F
period 2009-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2010-03-19
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file numbers	Barclays PLC	1-09246
	Barclays Bank PLC	1-10257

BARCLAYS PLC

BARCLAYS BANK PLC

(Exact Names of Registrants as Specified in their Charter[s])

ENGLAND

(Jurisdiction of Incorporation or Organization)

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

(Address of Principal Executive Offices)

PATRICK GONSALVES, +44 (0)20 7116 2901, PATRICK.GONSALVES@BARCLAYS.COM

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered
25p ordinary shares	New York Stock Exchange*
American Depository Shares, each representing four 25p ordinary shares	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered
Callable Floating Rate Notes 2035	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*
American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*
American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*
American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange
Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*
American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange
iPath® Dow Jones – UBS Commodity Index Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Agriculture Subindex Total Return SM ETN	NYSE Arca
iPath® Dow Jones – UBS Aluminum Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Cocoa Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Coffee Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Copper Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Cotton Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Energy Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Grains Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Lead Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Livestock Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Natural Gas Subindex Total Return SM ETN	NYSE Arca
iPath® Dow Jones – UBS Nickel Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Platinum Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Precious Metals Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Softs Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Sugar Subindex Total ReturnSM ETN	NYSE Arca
iPath® Dow Jones – UBS Tin Subindex Total ReturnSM ETN	NYSE Arca
iPath® S&P GSCI® Total Return Index ETN	NYSE Arca
iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca
iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca
iPath® MSCI India IndexSM ETN	NYSE Arca
iPath® EUR/USD Exchange Rate ETN	NYSE Arca
iPath® GBP/USD Exchange Rate ETN	NYSE Arca
iPath® JPY/USD Exchange Rate ETN	NYSE Arca
iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca
iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca
iPath® Global Carbon ETN	NYSE Arca
iPath® Optimized Currency Carry ETN	NYSE Arca
Barclays GEMS IndexTM ETN	NYSE Arca
Barclays GEMS Asia 8 ETN	NYSE Arca
Barclays Asian and Gulf Currency Revaluation ETN	NYSE Arca
Barclays ETN + Short C Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca
Barclays ETN + Short D Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca
Barclays ETN + Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca
Barclays ETN + Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca
Barclays ETN + Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	11,411,577,230
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	237,000,000
	$100 preference shares	100,000

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

Yes  ☑    No  ☐

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes  ☑    No  ☐

*	This requirement does not apply to the registrants until their fiscal year ending December 31, 2011.

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

Yes  ☐    No  ☐

Certain non-IFRS measures

In this document certain non-IFRS (International Financial Reporting Standards) measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Among other non-IFRS information, certain information and related discussion are provided in pages 2 to 50 relating to the Group’s total results rather than separating out discontinued operations, representing the Barclays Global Investors (BGI) business sold on 1st December 2009. These non-IFRS measures are provided because management considers that including BGI as part of Group operations and separately identifying the gain on this disposal provides useful information about the performance of the Group as a whole and reflects how the operations were managed until the disposal of BGI. The consolidated summary income statement on page 2 provides a reconciliation between continuing and Group results, and the discussion of Group results from page 4 to 10 describe the Group’s results on a continuing operations basis, followed by a discussion of the Group’s discontinued operations.

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

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain Group’s plans and its current goals and expectations relating to its future financial conditions and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate to only to historic or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Group’s future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and finance markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations and other statements that are not historical by fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effect of continued volatility in credit market exposures, changes in valuation of issue notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of completion – a number of such factors being beyond the Group’s control. As a result, the Group’s actual results may differ materially from plans, goals, and expectations set forth in the Group’s forward-looking statement.

Any forward-looking statements made herein speak only as of the date they are made. Expect as required by the U.K. Financial Services Authority (FSA), the London Stock Exchange or applicable laws, Barlcays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this report to reflect any change in Barclay’s expectations with regard thereto or any change in events, conditions or circumstance on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the U.S. Securities and Exchange Commission.

Certain terms

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’, ‘Parent Company’ or ‘Parent’ refers to Barclays PLC, and the term ‘Bank’ refers to Barclays Bank PLC. The term ‘Absa Group Limited’ is used to refer to Absa Group Limited and its subsidiaries, and the term ‘GRCB – Absa’ is used to the refer to the component of the Global Retail and Commercial Banking segment represented by this business. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively; the abbreviations ‘US$m’ and ‘US$bn’ represent millions and thousands of millions of US dollars, respectively, and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

i

SEC FORM 20-F CROSS REFERENCE INFORMATION

Form 20-F item number		Page and caption references in this document*
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	A. Selected financial data	11, 12, 304
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	54-58
4	Information on the Company
	A. History and development of the company	165, 225 (Note 38)-230 (Note 41), 234 (Note 43), 305, 312
	B. Business overview	117-118, 193-195 (Note 14), 222 (Note 36), 278-282 (Note 53)
	C. Organizational structure	229-230 (Note 41)
	D. Property, plants and equipment	201 (Note 23), 223-224 (Note 37)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating results	2-50, 117-118, 193-195 (Note 14), 222 (Note 36), 257-261 (Note 48)
	B. Liquidity and capital resources	17-18, 92-93, 102-104, 182, 193-195 (Note 14), 204-209 (Note 27), 209-210 (Note 29), 216-218 (Note 31), 220-221 (Note 34), 261-266 (Note 49), 277-278 (Note 52)
	C. Research and development, patents and licenses, etc.	Not applicable
	D. Trend information	-
	E. Off-balance sheet arrangements	240-242 (note 45)
	F. Tabular disclosure of contractual obligations	20
	G. Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A. Directors and senior management	119-121
	B. Compensation	145-161, 210-216 (Note 30), 230-234 (Note 42)
	C. Board practices	119-140, 147, 154-156
	D. Employees	8, 51
	E. Share ownership	145-161, 233 (Note 42)
7	Major Shareholders and Related Party Transactions
	A. Major shareholders	123, 165
	B. Related party transactions	230-234 (Note 42)
	C. Interests of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	122, 166-300, 302, 305-306
	B. Significant changes	125, 234 (Note 43)
9	The Offer and Listing
	A. Offer and listing details	303
	B. Plan of distribution	Not applicable
	C. Markets	302
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information

ii

Form 20-F item number		Page and caption references in this document*
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	305-307
	C. Material contracts	125, 154, 156, 217-218 (Note 31)
	D. Exchange controls	309
	E. Taxation	308-309
	F. Dividends and paying assets	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	309
	I. Subsidiary information	229-230 (Note 41)
11	Quantitative and Qualitative Disclosure about Market Risk	53-116, 242 (Note 46)-266 (Note 49)
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	310-311
13	Defaults, Dividends Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures	163
	B. Management’s annual report on internal control over financial reporting	162
	C. Attestation report of the registered public accounting firm	166
	D. Changes in internal control over financial reporting	162
15T	Controls and Procedures	162-163
16A	Audit Committee Financial Expert	134
16B	Code of Ethics	144
16C	Principal Accountant Fees and Services	125, 137 (Non-Audit Services Policy), 188-189 (Note 9)
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	217 (Share Repurchase)
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	127, 144
17	Financial Statements	Not applicable
18	Financial Statements	164-300
19	Exhibits	Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

iii

Contents

Section 1
Business review

3	Financial Review

51	Our people

52	Corporate sustainability

Section 2
Risk management and governance

54	Risk management

119	Board and Executive Committee

122	Directors’ report

126	Corporate governance report

145	Remuneration report

162	Accountability and audit

Section 3
Financial statements

165	Presentation of information

166	Independent Registered Public Accounting Firm’s report

167	Consolidated accounts Barclays PLC

283	Barclays Bank PLC data

Section 4
Shareholder information

302	Shareholder information

312	Shareholder enquiries

313	Index

315	Glossary of terms

Business review
2	Financial Review
2	Consolidated summary income statement
3	Income statement commentary
11	Five-year consolidated summary income statement
12	Consolidated summary balance sheet
13	Balance sheet commentary
17	Capital management
19	Additional financial disclosure
29	Analysis of results by business

51	Our people

52	Corporate sustainability

Financial review

Consolidated summary income statement

Year ended 31st December	2009				2008			2007
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Net interest income	11,918	33	11,951	11,469	–	11,469	9,598	12	9,610
Net fee and commission income	8,418	1,759	10,177	6,491	1,916	8,407	5,771	1,937	7,708
Principal transactions	7,057	67	7,124	2,019	(10)	2,009	4,970	5	4,975
Net premiums from insurance contracts	1,172	–	1,172	1,090	–	1,090	1,011	–	1,011
Other income	1,389	4	1,393	367	10	377	186	2	188
Total income	29,954	1,863	31,817	21,436	1,916	23,352	21,536	1,956	23,492
Net claims and benefits incurred on insurance contracts	(831)	–	(831)	(237)	–	(237)	(492)	–	(492)

Total income net of insurance claims	29,123	1,863	30,986	21,199	1,916	23,115	21,044	1,956	23,000
Impairment charges and other credit provisions	(8,071)	–	(8,071)	(5,419)	–	(5,419)	(2,795)	–	(2,795)
Net income	21,052	1,863	22,915	15,780	1,916	17,696	18,249	1,956	20,205
Operating expenses	(16,715)	(1,137)	(17,852)	(13,391)	(975)	(14,366)	(12,096)	(1,103)	(13,199)
Share of post-tax results of associates and joint ventures	34	–	34	14	–	14	42	–	42
Profit on disposal of subsidiaries, associates and joint ventures	188	–	188	327	–	327	28	–	28
Gains on acquisitions	26	–	26	2,406	–	2,406	–	–	–

Profit before tax and disposal of discontinued operations	4,585	726	5,311	5,136	941	6,077	6,223	853	7,076
Profit on disposal of discontinued operations	–	6,331	6,331	–	–	–	–	–	–

Profit before tax	4,585	7,057	11,642	5,136	941	6,077	6,223	853	7,076
Tax	(1,074)	(280)	(1,354)	(453)	(337)	(790)	(1,699)	(282)	(1,981)

Profit after tax	3,511	6,777	10,288	4,683	604	5,287	4,524	571	5,095

Profit for the year attributable to
Equity holders of the Parent	2,628	6,765	9,393	3,795	587	4,382	3,886	531	4,417
Non-controlling interests	883	12	895	888	17	905	638	40	678
	3,511	6,777	10,288	4,683	604	5,287	4,524	571	5,095

Earnings per share
Basic earnings per share	24.1p	62.1p	86.2p	51.4p	7.9p	59.3p	60.6p	8.3p	68.9p
Diluted earnings per share	22.7p	58.9p	81.6p	49.8p	7.7p	57.5p	58.8p	8.1p	66.9p

The consolidated summary income statement above sets out the Group’s results analysed between continuing and discontinued operations for each income statement line for ease of comparability. The line items from “Net interest income” to “Profit before tax and disposal of discontinued operations” shown above under “Discontinued operations” for 2009 represent the results for the 11 month period to 30 November 2009 of the BGI discontinued operations that were sold on 1st December 2009. In addition, the figures included in the “Total” columns in 2009, 2008 and 2007 in respect of the line items from “Net interest income” to “Profit before tax and disposal of discontinued operations” are non-IFRS measures; see “Certain non-IFRS measures” on page i for more information with respect to including BGI results within such Group totals. The income statement on page 178 and the five year summary included on page 11 shows the income statement on a continuing basis with profit after tax from discontinued operations shown as a single line under profit after tax from continuing operations, in accordance with IFRS.

Financial review

Income statement commentarya

2009/08

Barclays delivered net profit for the year of £10,288m in 2009, an increase of 95% on 2008. This included the BGI gain on sale of £6,331m before tax, and was achieved after absorbing: £6,086m in writedowns on credit market exposures (including impairment of £1,669m), other Group impairment of £6,402m and a charge of £1,820m relating to the tightening of own credit spreads. Profit included £1,255m of gains on debt buy-backs and extinguishment.

Total income net of insurance claims grew 34% to £30,986m, and income from continuing operations grew 37% to £29,123m, with particularly strong growth in Barclays Capital. Within Global Retail and Commercial Banking (GRCB), Barclaycard and GRCB – Western Europe also reported good income growth. The aggregate revenue performance of GRCB businesses was, however, affected by the impact of margin compression on deposit income as a result of the very low absolute levels of interest rates. Barclays Capital income was up 122% compared to 2008. Top-line income rose by £8,004m reflecting the successful integration of the acquired Lehman Brothers North American businesses, buoyant market conditions observed across most financial markets in the first half of 2009 and a good relative performance in the second half of 2009 despite weaker markets. Income in Barclays Capital was impacted by writedowns of £4,417m (2008: £6,290m) relating to credit market exposures held in its trading books and by a charge of £1,820m (2008: gain of £1,663m) relating to own credit.

Impairment charges against loans and advances, available for sale assets and reverse repurchase agreements increased 49% to £8,071m, reflecting deteriorating economic conditions, portfolio maturation and currency movements. The impairment charge against credit market exposures included within this total reduced 5% to £1,669m. Impairment charges as a percentage of Group loans and advances as at 31st December 2009 increased to 156bps from 95bps, or 135bps on constant 2008 year end balance sheet amounts and average foreign exchange rates.

Total operating expenses increased 24% to £17,852m, but by 10% less than the rate of increase in Group total income. Operating expenses from continuing operations increased 25% to £16,715m. Expenses in GRCB were well controlled, with the cost:income ratio improving from 53% to 52%. Operating expenses in Barclays Capital increased by £2,818m to £6,592m reflecting the inclusion of the acquired Lehman Brothers North American business. The Group total cost:income ratio improved from 62% to 58% (from 63% to 57% on a continuing basis). At Barclays Capital the compensation:income ratio improved from 44% to 38%.

2008/07

Net profit for the year increased 4% to £5,287m. This included gains on acquisitions of £2,406m, including £2,262m gain on acquisition of Lehman Brothers North American businesses; profit on disposal of Barclays Closed UK Life assurance business of £326m; gains on Visa IPO and sales of shares in MasterCard of £291m; and gross credit market losses and impairment of £8,053m.

Total income net of insurance claims grew 1% to £23,115m and income from continuing operations grew 1% to £21,199m. Income in GRCB increased 17% and was particularly strong in businesses outside of the UK. Income in Barclays Capital was affected by very challenging market conditions in 2008, with income falling by £1,888m (27%) on 2007, reflecting gross losses of £6,290m relating to credit market assets, partially offset by gains of £1,663m on the fair valuation of notes issued due to widening of credit spreads and £1,433m in related income and hedges. Excluding credit market related losses, gains on own credit and related income and hedges, income in Barclays Capital increased 6%.

Impairment charges and other credit provisions of £5,419m increased 94% on the prior year. Impairment charges included £1,763m arising from US sub-prime mortgages and other credit market exposures. Other wholesale impairment charges increased significantly as corporate credit conditions turned sharply worse. Significant impairment growth in GRCB businesses reflected book growth and deteriorating credit conditions particularly in the US, South Africa and Spain.

Total operating expenses increased 9% to £14,366m and operating expenses from continuing operations increased 11% to £13,391m. This reflected continued investment in the distribution network in the GRCB businesses. Expenses fell in Barclays Capital due to lower performance related costs. Group gains from property disposals were £148m (2007: £267m). Head office costs included £101m relating to the UK Financial Services Compensation Scheme. Underlying cost growth was well controlled. The Group cost:income ratio deteriorated by five percentage points to 62% (from 57% to 63% on a continuing basis).

Note

a	Total income net of reinsurance claims, total operating expenses and total cost: income ratio information in the 2009/2008 and 2008/2007 discussions are non-IFRS measures because they present Group operating results that combine continued operations and discontinued operations. See page 2 for a reconciliation between continuing and Group results, see “Certain non-IFRS measures” on page i for more information with respect to including BGI results within such Group totals. In addition, “Top-line income” within Barclays Capital is a non-IFRS measure that represents income before gains/losses and credit market write-downs. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. For a reconciliation of top-line income to total income of Barclays Capital, see page 43.

Financial review

Income statement commentary

continued

Continuing operations

The commentary below reflects the Group’s results from continuing operations.

Net interest income

2009/08

Group net interest income increased 4% (£449m) to £11,918m (2008: £11,469m) reflecting growth in average customer balances primarily in Barclaycard and Western Europe, and net funding costs and hedging recognised in Head Office Functions and Other Operations.

Group net interest income includes the impact of structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. In total, equity structural hedges generated a gain of £1,162m (2008: £21m gain).

Further discussion of margins is included in the analysis of results by business on pages 29 to 50.

2008/07

Group net interest income increased 19% (£1,871m) to £11,469m (2007: £9,598m) reflecting balance sheet growth across the Global Retail and Commercial Banking businesses and in particular very strong growth internationally driven by expansion of the distribution network and entrance into new markets. An increase in net interest income was also seen in Barclays Capital due to strong results from global loans and money markets.

The contribution of structural hedges relative to average base rates increased income by £117m (2007: £351m expense), largely due to the effect of the structural hedge on changes in interest rates.

Net fee and commission income

2009/08

Net fee and commission income increased 30% (£1,927m) to £8,418m (2008: £6,491m). Banking and credit related fees and commissions increased 33% (£2,370m) to £9,578m (2008: £7,208m), primarily due to Barclays Capital’s strong performance in Equities and Investment Banking.

2008/07

Net fee and commission income increased 12% (£720m) to £6,491m (2007: £5,771m). Banking and credit related fees and commissions increased 13% (£845m) to £7,208m (2007: £6,363m), reflecting growth in Barclaycard International, increased fees from advisory and origination activities in Barclays Capital and increased foreign exchange, derivative and debt fees in Barclays Commercial Bank.

Net interest income
	2009 £m	2008 £m	2007 £m
Cash and balances with central banks	131	174	145
Available for sale investments	1,937	2,355	2,580
Loans and advances to banks	513	1,267	1,416
Loans and advances to customers	18,456	23,754	19,559
Other	199	460	1,596
Interest income	21,236	28,010	25,296
Deposits from banks	(634)	(2,189)	(2,720)
Customer accounts	(2,716)	(6,697)	(4,110)
Debt securities in issue	(3,889)	(5,910)	(6,651)
Subordinated liabilities	(1,718)	(1,349)	(878)
Other	(361)	(396)	(1,339)
Interest expense	(9,318)	(16,541)	(15,698)
Net interest income	11,918	11,469	9,598

Net fee and commission income
	2009 £m	2008 £m	2007 £m
Brokerage fees	88	56	78
Investment management fees	133	120	122
Banking and credit related fees and commissions	9,578	7,208	6,363
Foreign exchange commission	147	189	178
Fee and commission income	9,946	7,573	6,741
Fee and commission expense	(1,528)	(1,082)	(970)
Net fee and commission income	8,418	6,491	5,771

Principal transactions

2009/08

Principal transactions comprise net trading income and net investment income. Net trading income increased £5,662m to £7,001m (2008: £1,339m). The majority of the Group’s trading income arises in Barclays Capital. Fixed Income, Currency and Commodities drove the very strong increase in trading income as the expansion of the business and client flows more than absorbed gross credit market losses of £4,417m (2008: £6,290m) and losses relating to own credit of £1,820m (2008: £1,663m gain).

Net investment income decreased 92% (£624m) to £56m (2008: £680m) driven by realised losses in commercial real estate equity investments and losses in the principal investments business, partially offset by gains on disposal of available for sale investments within Barclays Capital.

2008/07

Net trading income decreased 64% (£2,415m) to £1,339m (2007: £3,754m). The majority of the Group’s net trading income arose in Barclays Capital. There was growth in fixed income, prime services, foreign exchange, commodities and emerging markets. There were net losses from credit market dislocation partially offset by the benefits of widening credit spreads on structured notes issued by Barclays Capital.

Net investment income decreased 44% (£536m) to £680m (2007: £1,216m) reflecting the lower profits realised on the sale of investments, the continued decrease in value of assets backing customer liabilities in Barclays Life Assurance and fair value decreases of a number of investments reflecting the current market condition. This was offset by a £170m increase in dividend income reflecting the Visa IPO dividend received by GRCB – Western Europe, GRCB – Emerging Markets and Barclaycard.

Net premiums from insurance contracts

2009/08

Net premiums from insurance contracts increased 8% (£82m) to £1,172m (2008: £1,090m) primarily reflecting expansion in GRCB – Western Europe and GRCB – Absa, partially offset by the impact of the sale of the closed life assurance business in the second half of 2008.

2008/07

Net premiums from insurance contracts increased 8% (£79m) to £1,090m (2007: £1,011m), primarily due to expansion in GRCB – Western Europe reflecting a full year’s impact of a range of insurance products launched in late 2007, partially offset by lower net premiums following the sale of the closed life assurance business in the second half of 2008.

Other income

2009/08

Other income includes £1,170m gains on debt buy-backs relating to Upper Tier 2 perpetual debt and its corresponding hedge and £85m (2008: £24m) from the repurchase of securitised debt issued by Barclays Commercial Bank.

2008/07

Certain asset management products offered to institutional clients by Absa are recognised as investment contracts. Accordingly, the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within other income. Other income in 2008 included a £46m gain from the Visa IPO.

Principal transactions
	2009 £m	2008 £m	2007 £m
Net trading income	7,001	1,339	3,754
Net gain from disposal of available for sale assets	349	212	560
Dividend income	6	196	26
Net gain from financial instruments designated at fair value	(208)	33	293
Other investment income	(91)	239	337
Net investment income	56	680	1,216
Principal transactions	7,057	2,019	4,970

Net premiums from insurance contracts
	2009 £m	2008 £m	2007 £m
Gross premiums from insurance contracts	1,224	1,138	1,062
Premiums ceded to reinsurers	(52)	(48)	(51)
Net premiums from insurance contracts	1,172	1,090	1,011

Other income
	2009 £m	2008 £m	2007 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	102	(1,219)	23
(Increase)/decrease in liabilities to customers under investment contracts	(102)	1,219	(23)
Property rentals	64	73	53
Gain on debt buy backs and extinguishments	1,255	24	–
Other	70	270	133
Other income	1,389	367	186

Financial review

Income statement commentary

continued

Net claims and benefits incurred under insurance contracts

2009/08

Net claims and benefits incurred under insurance contracts increased 251% (£594m) to £831m (2008: £237m) reflecting the expansion in GRCB – Western Europe and GRCB – Absa and a credit as a result of falls in equity markets and the disposal of the closed life assurance business.

2008/07

Net claims and benefits incurred under insurance contracts decreased 52% (£255m) to £237m (2007: £492m), principally due to a decrease in the value of unit linked insurance contracts in Barclays Wealth, explained by falls in equity markets and the disposal of closed life business in October 2008. This was partially offset by the growth in GRCB – Western Europe.

Impairment charges and other credit provisions

2009/08

Impairment charges on loans and advances and other credit provisions increased 50% (£2,445m) to £7,358m (2008: £4,913m). The increase was primarily due to economic deterioration and portfolio maturation, currency movements and methodology enhancements, partially offset by a contraction in loan balances.

The impairment charge in Global Retail and Commercial Banking increased by 85% (£2,473m) to £5,395m (2008: £2,922m) as charges rose in all portfolios, reflecting deteriorating credit conditions across all regions.

In Investment Banking and Investment Management, impairment was broadly unchanged at £1,949m (2008: £1,980m).

The impairment charge against available for sale assets and reverse repurchase agreements increased by 41% (£207m) to £713m (2008: £506m), driven by impairment against credit market exposures.

Further discussion of impairments is included in the analysis of results by business on pages 29 to 50.

2008/07

Impairment charges on loans and advances and other credit provisions increased 77% (£2,131m) to £4,913m (2007: £2,782m). The increase was caused by charges against ABS CDO Super Senior and other credit market positions and as a result of deteriorating economic conditions coupled with growth in several portfolios.

The impairment charge in Global Retail and Commercial Banking increased by 51% (£983m) to £2,922m (2007: £1,939m) resulting from deteriorating economic conditions and growth in several portfolios.

In Investment Banking and Investment Management, impairment increased by 136% (£1,140m) to £1,980m (2007: £840m). This included a charge of £1,517m against ABS CDO Super Senior and other credit market positions. The remaining movement primarily related to charges in the private equity and other loans business.

The impairment charge against available for sale assets and reverse repurchase agreements increased by £493m to £506m (2007: £13m) driven by impairment against credit market exposures.

Net claims and benefits incurred on insurance contracts
	2009 £m	2008 £m	2007 £m
Gross claims and benefits incurred on insurance contracts	858	263	520
Reinsurers’ share of claims incurred	(27)	(26)	(28)
Net claims and benefits incurred on insurance contracts	831	237	492

Impairment charges and other credit provisions

	2009 £m	2008 £m	2007 £m
Impairment charges on loans and advances
– New and increased impairment allowances	8,111	5,116	2,871
– Releases	(631)	(358)	(338)
– Recoveries	(150)	(174)	(227)
Impairment charges on loans and advances	7,330	4,584	2,306
Charge/(release) in respect of provision for undrawn contractually committed facilities and guarantees provided	28	329	476
Impairment charges on loans and advances and other credit provisions	7,358	4,913	2,782
Impairment charges on reverse repurchase agreements	43	124	–
Impairment on available for sale assets	670	382	13
Impairment charges and other credit provisions	8,071	5,419	2,795
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:
Impairment charges on loans and advances	1,205	1,218	300
Charges in respect of undrawn facilities and guarantees	–	299	469
Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,205	1,517	769
Impairment charges on reverse repurchase agreements	–	54	–
Impairment charges on available for sale assets	464	192	13
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,669	1,763	782

Operating expenses

2009/08

Operating expenses increased 25% (£3,324m) to £16,715m (2008: £13,391m). The increase was driven by a 38% increase (£2,744m) in staff costs to £9,948m (2008: £7,204m).

Administrative expenses grew 2% (£98m) to £4,889m (2008:

£4,791m) reflecting the impact of acquisitions made during 2008, the costs of servicing an expanded distribution network across Global Retail and Commercial Banking, and expenses relating to the Financial Services Compensation Scheme.

Operating expenses increased due to a £119m decrease in gains from sale of property to £29m (2008: £148m) as the Group wound down its sale and leaseback of freehold property programme.

Amortisation of intangibles increased £171m to £447m (2008: £276m) primarily related to the intangible assets arising from the acquisition of the Lehman Brothers North American businesses.

2008/07

Operating expenses increased 11% (£1,295m) to £13,391m (2007: £12,096m).

Administrative expenses grew 30% (£1,100m) to £4,791m (2007: £3,691m), reflecting the impact of acquisitions (in particular Lehman Brothers North American businesses and Goldfish), fees associated with Group capital raisings, the cost of the Financial Services Compensation Scheme as well as continued investment in the Global Retail and Commercial Banking distribution network.

Operating expenses were reduced by gains from the sale of property of £148m (2007: £267m) as the Group continued the sale and leaseback of some of its freehold portfolio in 2008.

Amortisation of intangible assets increased 55% (£98m) to £276m (2007: £178m), primarily related to intangible assets arising from the acquisition of Lehman Brothers North American businesses.

Goodwill impairment of £112m reflects the full write-down of £74m relating to EquiFirst and a partial write-down of £37m relating to FirstPlus following its closure to new business in August 2008.

Staff costs

2009/08

Staff costs increased 38% (£2,744m) to £9,948m (2008: £7,204m) driven by a 40% increase in salaries and accrued incentive payments, primarily in Barclays Capital, reflecting the inclusion of the acquired Lehman Brothers North American businesses and associated net increase of 7,000 employees in September 2008.

In December 2009, the UK government announced that the Finance Bill 2010 will introduce a bank payroll tax of 50% applicable to discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. Draft legislation and further guidance on its application has been published. Based on this, and in accordance with IAS 19 – Employee benefits, we have accrued for the estimated tax payable in respect of employee services provided during the period. For 2009, £190m has been included within Other Staff Costs in respect of 2009 cash awards. A further provision of £35m has also been included in Other Staff Costs in respect of certain prior year awards being distributed during the tax window, which may fall within the proposed legislation.

Defined benefit plan pension costs decreased £122m to £33m credit (2008: cost of £89m) primarily due to the UK Retirement Fund whose charges decreased as a result of a one-off credit of £371m from the closure of the final salary scheme to existing members.

2008/07

Staff costs decreased 5% (£407m) to £7,204m (2007: £7,611m). Salaries and accrued incentive payments fell overall by 8% (£535m) to £5,787m in 2008 (2007: £6,322m), after absorbing increases of £718m relating to in year hiring and staff from acquisitions. Performance related costs were 48% lower, driven mainly by Barclays Capital.

Defined benefit plans pension costs decreased 41% (£61m) to £89m (2007: £150m). This was due to recognition of actuarial gains, higher expected return on assets and reduction in past service costs partially offset by higher interest costs and reduction in curtailment credit.

Operating expenses
	2009 £m	2008 £m	2007 £m
Staff costs	9,948	7,204	7,611
Administrative expenses	4,889	4,791	3,691
Depreciation	759	606	453
Impairment charges/(releases)
– property and equipment	33	33	2
– intangible assets	28	(3)	14
– goodwill	1	112	–
Operating lease rentals	639	520	414
Gain on property disposals	(29)	(148)	(267)
Amortisation of intangible assets	447	276	178
Operating expenses	16,715	13,391	12,096

Staff costs
	2009 £m	2008 £m	2007 £m
Salaries and accrued incentive payments	8,081	5,787	6,322
Social security costs	606	444	480
Pension costs
– defined contribution plans	224	221	119
– defined benefit plans	(33)	89	150
Other post retirement benefits	16	1	9
Other	1,054	662	531
Staff costs	9,948	7,204	7,611

Financial review

Income statement commentary

continued

Staff numbers

2009/08

Staff numbers are shown on a full-time equivalent basis. Group permanent and fixed term contract staff comprised 55,700 (31st December 2008: 59,600) in the UK and 88,500 (31st December 2008: 93,200) internationally.

UK Retail Banking number of employees decreased 2,200 to 30,400 (31st December 2008: 32,600) reflecting active cost management. Barclays Commercial Bank number of employees decreased 400 to 9,100 (31st December 2008: 9,500) reflecting tightly managed costs, partly offset by the expansion of risk and offshore support operations. Barclaycard number of employees decreased 300 to 10,300 (31st December 2008: 10,600) reflecting the centralisation of certain support functions in Absa from Absa Card and active cost management, offset by increases in collections capacity. GRCB – Western Europe number of employees decreased 200 to 11,600 (31st December 2008: 11,800) primarily due to restructuring within Spain and Russia, partially offset by increases in Portugal and Italy to support the expansion of the network in these countries. GRCB – Emerging Markets number of employees decreased 2,700 to 17,400 (31st December 2008: 20,100) mainly driven by the introduction of more effective and efficient structures. GRCB – Absa number of employees decreased 2,500 to 33,300 (31st December 2008: 35,800), reflecting restructuring and a freeze on recruitment.

Barclays Capital number of employees increased 100 to 23,200 (31st December 2008: 23,100) as a net reduction in the first half of the year was offset by strategic growth in the business and the annual graduate intake. Barclays Wealth number of employees decreased 500 to 7,400 (31st December 2008: 7,900) reflecting active cost management, including efficiency savings in non-client facing areas.

2008/07

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed-term contract staff comprised 59,600 (2007: 60,900) in the UK and 93,200 (2007: 70,600) internationally.

UK Retail Banking staff numbers increased 700 to 32,600 (2007: 31,900). Barclays Commercial Bank staff numbers increased 200 to 9,500 (2007: 9,300), reflecting investment in product expertise, sales and risk capability and associated support areas. Barclaycard staff numbers increased 1,200 to 10,600 (2007: 9,400), primarily due to the transfer of staff into Absacard as a result of the acquisition of a majority stake in the South African Woolworth Financial Services business in October 2008. GRCB – Western Europe staff numbers increased 3,600 to 11,800 (2007: 8,200), reflecting expansion of the retail distribution network. GRCB – Emerging Markets staff numbers increased 6,800 to 20,100 (2007: 13,300), driven by expansion into new markets and continued investment in distribution in existing countries. GRCB – Absa staff numbers increased 600 to 35,800 (2007: 35,200), reflecting continued growth in the business and investment in collections capacity.

Barclays Capital staff numbers increased 6,900 to 23,100 (2007: 16,200), due principally to the acquisition of Lehman Brothers North American businesses. Barclays Wealth staff numbers increased 1,000 to 7,900 (2007: 6,900), principally due to the acquisition of the Lehman Brothers North American businesses.

Staff numbers As at 31st December
	2009	2008	2007
UK Retail Banking	30,400	32,600	31,900
Barclays Commercial Bank	9,100	9,500	9,300
Barclaycard	10,300	10,600	9,400
GRCB – Western Europe	11,600	11,800	8,200
GRCB – Emerging Markets	17,400	20,100	13,300
GRCB – Absa	33,300	35,800	35,200
Barclays Capital	23,200	23,100	16,200
Barclays Wealth	7,400	7,900	6,900
Head office functions and other operations	1,500	1,400	1,100
Total Group permanent and fixed- term contract staff worldwide	144,200	152,800	131,500

Share of post-tax results of associates and joint ventures

2009/08

The share of post-tax results of associates and joint ventures increased £20m to £34m (2008: £14m), reflecting a £23m increase in results from joint ventures largely from Barclaycard and Barclays Capital, and a £3m decrease in results from associates, mainly due to reduced contributions from private equity investments.

2008/07

The overall share of post-tax results of associates and joint ventures decreased £28m to £14m (2007: £42m), mainly due to reduced contributions from private equity associates and Barclays Capital joint ventures.

Profit on disposal of subsidiaries, associates and joint ventures

2009/08

The profit on disposal of £188m (2008: £327m) is largely attributable to the sale of 50% of Barclays Vida y Pensiones Compañía de Seguros

(£157m), and the 7% sale of GRCB – Emerging Markets Botswana business (£24m).

2008/07

On 31st October 2008 Barclays completed the sale of Barclays Life Assurance Company Ltd to Swiss Reinsurance Company for a net consideration of £729m leading to a net profit on disposal of £326m.

Gains on acquisitions

2009/08

Gains of £26m for the year relate to the acquisition of the Portuguese credit card business of Citibank International PLC in December 2009.

2008/07

The gains on acquisitions in 2008 related to the acquisition of Lehman Brothers North American businesses (£2,262m) on 22nd September 2008, Goldfish credit card UK business (£92m) on 31st March 2008 and Macquarie Bank Limited Italian residential mortgage business (£52m) on 6th November 2008.

Share of post-tax results of associates and joint ventures
	2009 £m	2008 £m	2007 £m
Profit from associates	19	22	33
Profit/(loss) from joint ventures	15	(8)	9
Share of post-tax results of associates and joint ventures	34	14	42

Profit on disposal of subsidiaries, associates and joint ventures
	2009 £m	2008 £m	2007 £m
Profit on disposal of subsidiaries, associates and joint ventures	188	327	28

Gains on acquisitions
	2009 £m	2008 £m	2007 £m
Gains on acquisitions	26	2,406	–

Financial review

Income statement commentary

continued

Tax

2009/08

The effective tax rate for 2009, based on profit before tax on continuing operations was 23.4% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowed expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman Brothers North American businesses acquisition.

2008/07

The effective rate of tax for 2008, based on profit before tax on continuing operations was 8.8% (2007: 27.3%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition.

Discontinued operations

Profit after tax from discontinued operations 2009/08

Profit after tax from discontinued operations increased £6,173m to £6,777m, reflecting the gain on sale of the discontinued operations of £6,331m (2008: £nil) and other profit before tax of £726m (2008: £604m). The results for 2009 included 11 months of operations compared to 12 months for 2008.

2008/07

The profit after tax from discontinued operations increased 6% to £604m, reflecting an 8% appreciation of the average value of the US Dollar against Sterling and a £128m decrease in operating expenses, principally reflecting reduced performance related costs, offset by a decline in income from fees and commissions and a reduction in trading income.

Tax
	2009 £m	2008 £m	2007 £m
Profit before tax from continuing operations	4,585	5,136	6,223
Tax charge at average UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%)	1,284	1,464	1,867
Prior year adjustments	(220)	(171)	(17)
Differing overseas tax rates	(27)	175	(82)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(112)	(859)	(136)
Share-based payments	(38)	201	71
Deferred tax assets not recognised/(previously not recognised)	27	(504)	(159)
Change in tax rates	(12)	(1)	24
Other non-allowable expenses	172	148	131
Tax charge	1,074	453	1,699
Effective tax rate	23%	9%	27%

Discontinued operations
	2009 £m	2008 £m	2007 £m
Profit for the year from discontinued operations, including gain on disposal	6,777	604	571

Financial review

Five-year consolidated summary income statement

For the year ended 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Continuing operations
Net interest income	11,918	11,469	9,598	9,133	8,060
Non-interest income	18,036	9,967	11,938	11,372	8,600
Net claims and benefits incurred on insurance contracts	(831)	(237)	(492)	(575)	(645)
Total income net of insurance claims	29,123	21,199	21,044	19,930	16,015
Impairment charges and other credit provisions	(8,071)	(5,419)	(2,795)	(2,154)	(1,571)
Operating expenses	(16,715)	(13,391)	(12,096)	(11,723)	(9,748)
Share of post-tax results of associates and joint ventures	34	14	42	46	45
Profit on disposal of subsidiaries, associates and joint ventures	188	327	28	323	–
Gain on acquisitions	26	2,406	–	–	–
Profit before tax from continuing operations	4,585	5,136	6,223	6,422	4,741
Tax from continuing operations	(1,074)	(453)	(1,699)	(1,611)	(1,251)
Profit after tax from continuing operations	3,511	4,683	4,524	4,811	3,490
Profit for the year from discontinued operations, including gain on disposal	6,777	604	571	384	351
Net profit for the year	10,288	5,287	5,095	5,195	3,841
Profit attributable to equity holders of the Parent	9,393	4,382	4,417	4,571	3,447
Profit attributable to non-controlling interests	895	905	678	624	394
	10,288	5,287	5,095	5,195	3,841

Selected financial statistics
Basic earnings per share	86.2p	59.3p	68.9p	71.9p	54.4p
Basic earnings per share from continuing operations	24.1p	51.4p	60.6p	66.6p	49.5p
Diluted earnings per share	81.6p	57.5p	66.9p	69.8p	52.6p
Dividends per ordinary share	2.5p	11.5p	34.0p	31.0p	26.6p
Dividend payout ratio	2.9%	19.4%	49.3%	43.1%	48.9%
Profit attributable to the equity holders of the Parent as a percentage of:
average shareholders’ equity	23.8%	16.5%	20.3%	24.7%	21.1%
average total assets	0.5%	0.2%	0.3%	0.4%	0.4%
Average United States Dollar exchange rate used in preparing the accounts	1.57	1.86	2.00	1.84	1.82
Average Euro exchange rate used in preparing the accounts	1.12	1.26	1.46	1.47	1.46
Average Rand exchange rate used in preparing the accounts	13.14	15.17	14.11	12.47	11.57

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying financial statements.

Financial review

Consolidated summary balance sheet

As at 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Assets
Cash and other short-term funds	83,076	31,714	7,637	9,753	5,807
Trading portfolio and financial assets designated at fair value	193,912	306,836	341,171	292,464	251,820
Derivative financial instruments	416,815	984,802	248,088	138,353	136,823
Loans and advances to banks	41,135	47,707	40,120	30,926	31,105
Loans and advances to customers	420,224	461,815	345,398	282,300	268,896
Available for sale financial investments	56,483	64,976	43,072	51,703	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	143,431	130,354	183,075	174,090	160,398
Other assets	23,853	24,776	18,800	17,198	16,011
Total assets	1,378,929	2,052,980	1,227,361	996,787	924,357
Liabilities
Deposits and items in the course of collection due to banks	77,912	116,545	92,338	81,783	77,468
Customer accounts	322,429	335,505	294,987	256,754	238,684
Trading portfolio and financial liabilities designated at fair value	137,454	136,366	139,891	125,861	104,949
Liabilities to customers under investment contracts	1,679	69,183	92,639	84,637	85,201
Derivative financial instruments	403,416	968,072	248,288	140,697	137,971
Debt securities in issue	135,902	149,567	120,228	111,137	103,328
Repurchase agreements and cash collateral on securities lent	198,781	182,285	169,429	136,956	121,178
Insurance contract liabilities, including unit-linked liabilities	2,140	2,152	3,903	3,878	3,767
Subordinated liabilities	25,816	29,842	18,150	13,786	12,463
Other liabilities	14,922	16,052	15,032	13,908	14,918
Total liabilities	1,320,451	2,005,569	1,194,885	969,397	899,927
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests	47,277	36,618	23,291	19,799	17,426
Non-controlling interests	11,201	10,793	9,185	7,591	7,004
Total shareholders’ equity	58,478	47,411	32,476	27,390	24,430
Total liabilities and shareholders’ equity	1,378,929	2,052,980	1,227,361	996,787	924,357

Risk weighted assets and capital ratios [a]
Risk weighted assets	382,653	433,302	353,878	297,833	269,148
Tier 1 ratio	13.0%	8.6%	7.6%	7.7%	7.0%
Risk asset ratio	16.6%	13.6%	11.2%	11.7%	11.3%

Selected financial statistics
Net asset value per ordinary share	414p	437p	353p	303p	269p
Number of ordinary shares of Barclays PLC (in millions)	11,412	8,372	6,601	6,535	6,490
Year-end United States Dollar exchange rate used in preparing the accounts	1.62	1.46	2.00	1.96	1.72
Year-end Euro exchange rate used in preparing the accounts	1.12	1.04	1.36	1.49	1.46
Year-end Rand exchange rate used in preparing the accounts	11.97	13.74	13.64	13.71	10.87

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying financial statements.

Note

a	Risk weighted assets and capital ratios for 2006 and 2005 are calculated on a Basel I basis.
Risk weighted assets and capital ratios for 2009, 2008 and 2007 are calculated on a Basel II basis.

Financial review

Balance sheet commentary

Shareholders’ equity

Shareholders’ equity, including non-controlling interests, increased 23% to £58.5bn in 2009 driven by profit after tax of £10.3bn. Net tangible asset value increased by 47% to £38.5bn. Net tangible asset value per share increased to 337p (2008: 313p).

Balance sheet

Total assets decreased by £674bn to £1,379bn in 2009, primarily reflecting movements in market rates and active reductions in derivative balances.

Assets and risk weighted assets were affected by the depreciation in value of various currencies relative to Sterling during 2009. As at 31st December 2009, the US Dollar and the Euro had depreciated 10% and 7%, respectively, relative to Sterling.

Capital management

At 31st December 2009, on a Basel II basis, our Core Tier 1 ratio was 10.0% (31st December 2008: 5.6%) and our Tier 1 ratio was 13.0% (31st December 2008: 8.6%). Capital ratios reflect a 12% decrease (£51bn) in risk weighted assets to £383bn in 2009. Key drivers included a reduction in the overall size of the balance sheet and foreign exchange movements.

Liquidity

The liquidity pool held by the Group increased to £127bn at 31st December 2009 from £43bn at the end of 2008. Whilst funding markets were difficult, particularly in the first half of 2009, the Group were able to increase available liquidity and the Group extended the average term of unsecured liabilities from 14 months to 26 months. The Group issued £15bn equivalent in public senior unguaranteed debt markets, across multiple currencies and maturities. In addition, the Group raised £1.8bn equivalent in the covered bond market and issued £21bn equivalent of structured notes. The Group have continued to manage liquidity prudently in the light of market conditions and in anticipation of ongoing regulatory developments.

Foreign currency translation

During 2009, US Dollar and Euro depreciated 10% and 7%, respectively, relative to Sterling. As a result, foreign currency assets and risk weighted assets decreased in value in Sterling terms.

The Group’s hedging strategy in respect of net investments in foreign currencies is designed to minimise the volatility of the capital ratios caused by changes in the Sterling value of foreign currency capital resources and risk weighted assets due to movements in foreign currency exchange rates. In this regard, the Group’s 31st December 2009 Core Tier 1 ratio is hedged to approximately 75%, 25% and 80% of the movements in US Dollar, Euro and South African Rand respectively against Sterling.

The currency translation reserve reduced by £1.2bn in 2009. This reflected movements in foreign currency net investments which are partially economically hedged through preference share capital (denominated in US Dollars and Euros) that is not revalued for accounting purposes.

Financial review

Balance sheet commentary

continued

Total assets and risk weighted assets by business

2009/08

Total assets decreased by £674bn to £1,379bn and risk weighted assets decreased £51bn to £383bn.

Barclays UK Retail Bank’s total assets increased 4% to £105.2bn (31st December 2008: £101.4bn) driven by growth in mortgage balances. Risk weighted assets increased 6% (£1.7bn) to £32.2bn (2008: £30.5bn), a significant contributor being the growth in the mortgage book.

Total assets in Barclays Commercial Bank fell 10% (£8.5bn) to £75.5bn (2008: £84.0bn) driven by reduced overdraft borrowings and lower volumes in Barclays Asset and Sales Finance business. New term lending was £14bn. Risk weighted assets fell 4% (£2.8bn) to £60.3bn (2008: £63.1bn) largely reflecting a reduction in net balance sheet exposures offset by the impact of deteriorating credit conditions.

Total assets decreased 2% to £30.2bn (2008: £30.9bn) in Barclaycard reflecting the depreciation in the US Dollar and Euro against Sterling, the decision to stop writing new business in FirstPlus and tighter lending criteria. Risk weighted assets increased 12% (£3.3bn) to £30.6bn (2008: £27.3bn) due to higher volumes and the impact of moving toward an advanced risk measurement methodology offset by favourable foreign exchange and lower secured lending balances in FirstPlus.

Total assets in GRCB – Western Europe remained stable at £64.2bn (2008: £65.5bn), as underlying asset growth was offset by depreciation in the period end value of the Euro against Sterling. Risk weighted assets decreased 12% (£4.6bn) to £32.4bn (2008: £37.0bn) driven by active management and the migration of certain retail portfolios onto the advanced credit risk approach.

GRCB – Emerging Markets’ total assets decreased 14% (£2.0bn) to £11.9bn (2008: £13.9bn), and risk weighted assets decreased 15% (£2.2bn) to £12.4bn (2008: £14.6bn) due to the business pro-actively managing down portfolio exposures and the impact of exchange rate movements driven by a realignment of lending strategy in light of the economic downturn. Customer assets decreased 25% (£2.4bn) to £7.3bn (2008: £9.7bn) and customer deposits decreased 9% (£0.8bn) to £8.5bn (2008: £9.3bn).

Total assets in GRCB – Absa increased 13% to £45.8bn (2008: £40.4bn) and risk weighted assets increased 14% (£2.6bn) to £21.4bn (2008: £18.8bn), reflecting the impact of exchange rate movements.

Total assets in Barclays Capital reduced 37% to £1,019.1bn (2008: £1,629.1bn) primarily as a result of lower derivative balances. There were further reductions in the trading portfolio and lending as well as depreciation in the value of other currencies relative to Sterling. These reductions contributed to an overall decrease of 9% in the adjusted gross leverage assets to £618.2bn (2008: £681bn). Risk weighted assets reduced 20% (£46.3bn) to £181.1bn (2008: £227.4bn) following reductions in the size of the balance sheet and reclassification of certain securitisation assets to capital deductions and depreciation on the value of other currencies against Sterling, partially offset by a deterioration in credit conditions which increased probabilities of default.

Barclays Global Investors’ total assets have decreased £65.9bn to £5.4bn (2008: £71.3bn) reflecting the sale of BGI and the Group’s ongoing interest in BlackRock shares.

In Barclays Wealth, total assets increased 14% to £15.1bn (2008: £13.3bn) and risk weighted assets increased 10% (£1.1bn) to £11.4bn (2008: £10.3bn) reflecting growth in loans and advances.

Total assets by business

	2009 £m	2008 £m	2007 £m
UK Retail Banking	105,228	101,384	88,477
Barclays Commercial Bank	75,547	84,029	74,566
Barclaycard	30,220	30,925	22,121
GRCB – Western Europe	64,185	65,519	43,702
GRCB – Emerging Markets	11,874	13,866	9,188
GRCB – Absa	45,824	40,391	36,368
Barclays Capital	1,019,120	1,629,117	839,850
Barclays Global Investors	5,406	71,340	89,218
Barclays Wealth	15,095	13,263	18,188
Head office functions and other operations	6,430	3,146	5,683
Total assets	1,378,929	2,052,980	1,227,361

Risk weighted assets by business under Basel II

	2009 £m	2008 £m	2007 £m
UK Retail Banking	32,176	30,491	31,463
Barclays Commercial Bank	60,292	63,081	57,040
Barclaycard	30,566	27,316	20,199
GRCB – Western Europe	32,396	36,953	24,971
GRCB – Emerging Markets	12,399	14,607	10,484
GRCB – Absa	21,410	18,846	17,829
Barclays Capital	181,117	227,448	178,206
Barclays Global Investors	73	3,910	4,369
Barclays Wealth	11,354	10,300	8,216
Head office functions and other operations	870	350	1,101
Total risk weighted assets	382,653	433,302	353,878

15

2008/07

Total assets increased 67% to £2,053.0bn (2007: £1,227.4bn). Risk weighted assets increased 22% to £433.3bn (2007: £353.9bn).

UK Retail Banking total assets increased 15% to £101.4bn (2007: £88.5bn) driven by growth in mortgage balances. Risk weighted assets decreased 3% to £30.5bn (2007: £31.5bn) as lending growth mainly in high quality, low risk mortgages was more than offset in capital terms by active risk management.

Barclays Commercial Bank total assets grew 13% to £84.0bn (2007: £74.6bn) driven by higher loans and advances. Risk weighted assets increased 11% to £63.1bn (2007: £57.0bn). This was slightly lower than asset growth, reflecting a relative increase in lower risk portfolios.

Barclaycard total assets increased 40% to £30.9bn ( 2007: £22.1bn) reflecting increases in International assets, the acquisition of Goldfish and the appreciation of the Euro and US Dollar against Sterling. Risk weighted assets increased 35% to £27.3bn ( 2007: £20.2bn), driven by acquisitions, the redemption of securitisation deals and exposure growth predominantly in the US.

GRCB – Western Europe total assets grew 50% to £65.5bn (2007: £43.7bn) reflecting growth in retail mortgages, unsecured lending, commercial lending and a 31% appreciation over the year in the value of the Euro against Sterling. Risk weighted assets increased 48% to £37bn (2007: £25.0bn), primarily reflecting underlying lending growth and the appreciation of the Euro.

GRCB – Emerging Markets total assets grew 51% to £13.9bn (2007: £9.2bn) reflecting increases in retail and commercial lending combined with the impact of Sterling depreciation. Risk weighted assets increased 39% to £14.6bn (2007: £10.5bn), reflecting portfolio growth.

GRCB – Absa total assets increased 11% to £40.4bn (2007: £36.4bn) reflecting broad based asset growth. Risk weighted assets increased 6% to £18.8bn (2007: £17.8bn), reflecting balance sheet growth.

Barclays Capital total assets increased 94% (£789.2bn) to £1,629.1bn (2007: £839.9bn) due to an increase in derivative assets of £736.7bn, predominantly driven by significant volatility and movements in yield curves in 2008, together with a substantial depreciation in Sterling against most major currencies. Total assets excluding derivatives increased by 9% in

Sterling. On a constant currency basis, total assets excluding derivatives decreased by approximately 15%. Risk weighted assets increased 28% to £227.4bn (2007: £178.2bn). This was driven by the depreciation in Sterling against the US Dollar and Euro, and an increase in market volatility.

The total assets of our former business, Barclays Global Investors, decreased 20% to £71.3bn (2007: £89.2bn), mainly attributable to adverse market movements in certain asset management products recognised as investment contracts. Risk weighted assets decreased 11% to £3.9bn (2007: £4.4bn) mainly attributed to changes in the asset class mix, partially offset by the weakening of Sterling against other currencies.

Barclays Wealth total assets decreased 27% to £13.3bn (2007: £18.2bn) reflecting the sale of the closed life assurance business partially offset by strong growth in lending to high net worth and intermediary clients. Risk weighted assets increased 26% to £10.3bn (2007: £8.2bn) reflecting strong growth in lending.

Head office functions and other operations total assets decreased 46% to £3.1bn (2007: £5.7bn). Risk weighted assets decreased 64% to £0.4bn (2007: £1.1bn). The decrease in the year was mainly attributable to the increased netting of Group deferred tax assets and liabilities.

Adjusted gross leverage

2009/08

The adjusted gross leverage ratio is defined as the multiple of adjusted total tangible assets over total qualifying Tier 1 capital.

Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and tangible assets. Tier 1 capital is defined by the UK FSA. Adjusted gross leverage is a non-IFRS measure. However, Barclays management believes that this measure provides valuable information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. However, this measure is not a substitute for IFRS measures and readers should consider IFRS measures as well.

Limited netting is permitted under IFRS, even for receivables and payables with the same counterparty where there are contractually agreed netting arrangements. Derivative assets and liabilities would be £374bn (2008: £917bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

Assets and liabilities also include amounts held under investment contracts with third parties of a further £2bn as at 31st December 2009 (2008: £69bn). These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Adjusted gross leverage
	2009 £m	2008 £m	2007 £m
Total assets	1,378,929	2,052,980	1,227,361
Counterparty net/ collateralised derivatives	(374,099)	(917,074)	(215,485)
Financial assets designated at fair value and associated cash balances – held in respect of linked liabilities to customers under investment contracts	(1,679)	(69,183)	(92,639)
Net settlement balances	(25,825)	(29,786)	(22,459)
Goodwill and intangible assets	(8,795)	(10,402)	(8,296)
Adjusted total tangible assets	968,531	1,026,535	888,482
Total qualifying Tier 1 capital	49,637	37,250	26,743
Adjusted gross leverage	20	28	33

Financial review

Balance sheet commentary

continued

Excluding these items, settlement balances, goodwill and intangible assets, our adjusted total tangible assets were £969bn at 31st December 2009 (2008: £1,026bn). At 31st December 2009 adjusted gross leverage was 20x (2008: 28x).

Adjusted total tangible assets include cash and balances at central banks of £81.5bn (2008: £30.0bn). Excluding these balances the adjusted gross leverage would be 18x (2008: 27x).

2008/07

Derivative assets and liabilities would be £917bn lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Assets and liabilities also include amounts held under investment contracts with third parties of a further £69bn as at 31st December 2008. These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Excluding these items, settlement balances, goodwill and intangible assets, our adjusted total tangible assets were £1,026bn at 31st December 2008 (2007: £888bn). At 31st December 2008 adjusted gross leverage was 28x (2007: 33x).

Total shareholders’ equity

2009/08

Total shareholders’ equity increased £11,067m to £58,478m (2008: £47,411m).

Called up share capital comprises 11,412 million ordinary shares of 25p each (2008: 8,372 million ordinary shares of 25p each).

Retained earnings increased £9,637m to £33,845m (2008: £24,208m). Profit attributable to the equity holders of the Parent of £9,393m and the proceeds of capital raising of £784m were partially offset by dividends paid to shareholders of £113m. Other equity in the prior year represents Mandatorily Convertible Notes, which were converted into ordinary shares by June 2009.

Movements in other reserves, except the capital redemption reserve and other capital reserve, reflect the relevant amounts recorded in the consolidated statement of comprehensive income on page 179.

Non-controlling interests increased £408m to £11,201m (2008: £10,793m). The increase primarily reflects profit for the year attributable to non-controlling interests of £895m, currency translation differences of £277m, offset by dividends paid of £767m.

The Group’s authority to buy back equity shares was renewed at the 2009 AGM.

2008/07

Total shareholders’ equity increased £14,935m to £47,411m (2007: £32,476m).

Called up share capital comprised 8,372 million ordinary shares of 25p each (2007: 6,600 million ordinary shares of 25p each and 1 million staff shares of £1 each).

Retained earnings increased £3,238m to £24,208m (2007: £20,970m). Profit attributable to the equity holders of the Parent of £4,382m and the proceeds of capital raising of £1,410m were partially offset by dividends paid to shareholders of £2,344m. Other equity of £3,652m represents the issue of Mandatorily Convertible Notes, which were subsequently converted into ordinary shares prior to 1st July 2009.

Movements in other reserves, except the capital redemption reserve and other capital reserve, reflect the relevant amounts recorded in the consolidated statement of comprehensive income on page 179.

Non-controlling interests increased £1,608m to £10,793m (2007: £9,185m). The increase primarily reflects a 2008 preference share issuance by Barclays Bank PLC of £1,345m.

Barclays Bank PLC

Preference shares issued by Barclays Bank PLC are included within share capital and share premium in the Barclays Bank PLC Group but represent non-controlling interests in the Barclays PLC Group. Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in the Barclays Bank PLC Group but represent non-controlling interests in Barclays PLC Group.

Total shareholders’ equity
	2009 £m	2008 £m	2007 £m
Barclays PLC Group
Called up share capital	2,853	2,093	1,651
Share premium account	7,951	4,045	56
Other equity	–	3,652	–
Available for sale reserve	(110)	(1,190)	154
Cash flow hedging reserve	252	132	26
Capital redemption reserve	394	394	384
Other capital reserve	617	617	617
Currency translation reserve	1,615	2,840	(307)
Other reserves	2,768	2,793	874
Retained earnings	33,845	24,208	20,970
Less: Treasury shares	(140)	(173)	(260)
Shareholders’ equity excluding non-controlling interests	47,277	36,618	23,291
Non-controlling interests	11,201	10,793	9,185
Total shareholders’ equity	58,478	47,411	32,476

Total shareholders’ equity
	2009 £m	2008 £m	2007 £m
Barclays Bank PLC Group
Called up share capital	2,402	2,398	2,382
Share premium account	12,092	12,060	10,751
Available for sale reserve	(84)	(1,249)	111
Cash flow hedging reserve	252	132	26
Currency translation reserve	1,615	2,840	(307)
Other reserves	1,783	1,723	(170)
Other shareholders’ equity	2,559	2,564	2,687
Retained earnings	37,089	22,457	14,222
Shareholders’ equity excluding non-controlling interests	55,925	41,202	29,872
Non-controlling interests	2,774	2,372	1,949
Total shareholders’ equity	58,699	43,574	31,821

Financial review

Capital management

Capital resources

2009/08

Core Tier 1 capital for Barclays PLC Group increased £14.1bn to £38.4bn and Tier 1 capital increased £12.4bn to £49.6bn.

Retained earnings and capital issues (including the conversion of the Mandatorily Convertible Notes) contributed £9.3bn and £4.7bn respectively to Core Tier 1 and Tier 1 capital. Reductions in the adjustment for own credit (£1.3bn) and deduction for intangible assets (£1.6bn) were broadly offset by the increase in securitisation deductions (£2.1bn).

The investment in BlackRock contributed to the £2.6bn increase in deductions from Tier 1 capital. This was partially offset by an increase in the amount of Reserve Capital Instruments eligible for inclusion in Tier 1.

Tier 2 capital decreased by £7.6bn. Deductions increased by £4.6bn, mainly in respect of the investment in BlackRock and securitisation positions. Subordinated loan capital decreased by £4.0bn, driven by net redemptions, the impact of exchange rate movements and lower levels of Reserve Capital Instruments in excess of the Tier 1 limits.

2008/07

Core Tier 1 capital increased by £7.6bn to £24.4bn and Tier 1 capital increased by £10.5bn during the year, driven by issues of ordinary shares (£5.2bn), other capital issuances (£4.3bn), retained profits (£2.0bn) and exchange rate movements (£3.2bn). These movements were partially offset by an increase in intangible assets (£1.3bn), innovative Tier 1 capital in excess of regulatory limits being reclassified as Tier 2 capital (£1.3bn) and the reversal of gains on own credit, net of tax (£1.2bn).

Tier 2 capital increased by £8.5bn due to issuance of loan capital (£3.6bn) net of redemptions (£1.1bn), inclusion of innovative capital in excess of the Tier 1 limits (£1.3bn), increases in collective impairment (£1.2bn) and exchange rate movements (£3.9bn).

Capital ratios under Basel II	2009		2008		2007
	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group	Barclays PLC Group	Barclays Bank PLC Group
Capital ratios	%	%	%	%	%	%
Core Tier 1 ratio	10.0	10.1	5.6	5.6	4.7	4.5
Tier 1 ratio	13.0	13.0	8.6	8.6	7.6	7.3
Risk asset ratio	16.6	16.6	13.6	13.5	11.2	11.0
Risk weighted assets	£m	£m	£m	£m	£m	£m
Credit risk	252,054	252,054	266,912	266,912	244,474	244,469
Counterparty risk	45,450	45,450	70,902	70,902	41,203	41,203
Market risk
– Modelled – VaR	10,623	10,623	14,452	14,452	7,270	7,270
– Modelled – IRDC [a] and non-VaR	5,378	5,378	7,771	7,771	5,522	5,522
– Standardised	38,525	38,525	43,149	43,149	27,020	27,020
Operational risk	30,623	30,623	30,116	30,116	28,389	28,389
Total risk weighted assets	382,653	382,653	433,302	433,302	353,878	353,873

Note

a	Incremental Default Risk Charge.

Financial review

Capital management

continued

Capital resources continued

Total net capital resources under Basel II

	2009		2008		2007
Capital resources (as defined for regulatory purposes)	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m
Ordinary shareholders’ funds [a]	47,277	55,925	36,618	41,202	23,291	29,872
Regulatory adjustments:
MCNs not yet converted	–	–	(3,652)	–	–	–
Available for sale reserve – debt [b]	83	83	372	372	49	49
Available for sale reserve – equity	(309)	(335)	(122)	(63)	(295)	(514)
Cash flow hedging reserve	(252)	(252)	(132)	(132)	(26)	(26)
Defined benefit pension scheme	431	431	849	849	1,052	1,052
Adjustments for scope of regulatory consolidation	196	196	847	847	(191)	(191)
Foreign exchange on RCIs and upper Tier 2 loan stock	25	25	(231)	(231)	499	499
Adjustment for own credit	(340)	(340)	(1,650)	(1,650)	(461)	(461)
Other adjustments	144	144	305	304	465	465
Equity non-controlling interest	2,351	2,351	1,981	1,981	1,608	1,608
Less: Intangible assets	(8,345)	(8,345)	(9,964)	(9,964)	(8,191)	(8,191)
Less: Net excess of expected loss over impairment at 50%	(25)	(25)	(159)	(159)	(743)	(743)
Less: Securitisation positions at 50%	(2,799)	(2,799)	(704)	(704)	(335)	(335)
Less: Non Core Tier 1 capital issues included in shareholders’ funds	–	(8,427)	–	(8,421)	–	(7,236)
Core Tier 1 Capital	38,437	38,632	24,358	24,231	16,722	15,848
Preference shares [c]	6,256	6,256	6,191	6,191	5,035	5,035
Reserve Capital Instruments [d]	6,724	6,724	5,743	5,721	3,908	3,908
Tier 1 Notes [e]	1,017	1,017	1,086	1,086	899	899
Tax on the net excess of expected loss over impairment	8	8	46	46	207	207
Less: Material holdings in financial companies at 50%	(2,805)	(2,915)	(174)	(174)	(28)	(28)
Total qualifying Tier 1 capital	49,637	49,722	37,250	37,101	26,743	25,869

Revaluation reserves	26	26	26	26	26	26
Available for sale reserve – equity	309	335	122	122	295	295
Collectively assessed impairment allowances	2,443	2,443	1,654	1,654	440	440
Tier 2 non-controlling interests	547	547	607	607	442	442
Qualifying subordinated liabilities [f]
Undated loan capital	1,350	1,350	6,745	6,768	3,191	3,191
Dated loan capital	15,657	15,658	14,215	14,215	10,578	10,578
Less: Net excess of expected loss over impairment at 50%	(25)	(25)	(158)	(158)	(743)	(743)
Less: Securitisation positions at 50%	(2,799)	(2,799)	(704)	(704)	(335)	(335)
Less: Material holdings in financial companies at 50%	(2,805)	(2,915)	(174)	(174)	(28)	(28)
Total qualifying Tier 2 capital	14,703	14,620	22,333	22,356	13,866	13,866
Less: Other regulatory deductions	(880)	(880)	(856)	(964)	(826)	(826)
Total net capital resources	63,460	63,462	58,727	58,493	39,783	38,909

Notes

a	For Barclays Bank PLC this balance represents Shareholders’ equity excluding non-controlling interests.

b	Adjusted for the scope of regulatory consolidation.

c	Preference shares are included in the balance sheet under non-controlling interests for Barclays PLC and shareholders equity for Barclays Bank PLC.

d	Reserve Capital Instruments comprise instruments that are both debt and equity accounted and are included in the balance sheet under subordinated liabilities and non-controlling interests for Barclays PLC and subordinated liabilities and shareholders equity for Barclays Bank PLC.

e	Tier 1 Notes are included in the balance sheet under subordinated liabilities.

f	Qualifying subordinated liabilities include excess innovative Tier 1 instruments and are subject to limits laid down in the regulatory requirements.

Financial review

Additional financial disclosure

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

	Average[a] for the year ended 31st December
	2009 £m	2008 £m	2007 £m
Deposits from banks
Customers in the United Kingdom	13,702	14,003	15,321
Other European Union	48,161	38,210	33,162
United States	14,757	15,925	6,656
Africa	2,218	3,110	4,452
Rest of the World	24,350	36,599	36,626
Total deposits from banks	103,188	107,847	96,217
Customer accounts
Customers in the United Kingdom	197,363	206,020	187,249
Other European Union	38,326	30,909	23,696
United States	32,218	31,719	21,908
Africa	37,009	35,692	29,855
Rest of the World	23,655	27,653	23,032
Customer accounts	328,571	331,993	285,740

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £51,423m (2008: £63,284m).

	Year ended 31st December
	2009 £m	2008 £m	2007 £m
Customer accounts	322,429	335,505	294,987
In offices in the United Kingdom:
Current and Demand accounts
– interest free	45,160	41,351	33,400
Current and Demand accounts
– interest bearing	24,066	20,898	32,047
Savings accounts	71,238	68,335	70,682
Other time deposits – retail	29,678	33,785	36,123
Other time deposits – wholesale	52,891	74,417	65,726
Total repayable in offices in the United Kingdom	223,033	238,786	237,978
In offices outside the United Kingdom:
Current and Demand accounts
– interest free	7,308	4,803	2,990
Current and Demand accounts
– interest bearing	24,176	15,463	11,570
Savings accounts	9,950	7,673	3,917
Other time deposits	57,962	68,780	38,532
Total repayable in offices outside the United Kingdom	99,396	96,719	57,009

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £57,014m (2008: £61,714m).

Note

a	Calculated using month-end balances.

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper and negotiable certificates of deposit.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2009 £m	2008 £m	2007 £m
Year-end balance	76,446	114,910	90,546
Average balanced [a]	103,188	107,847	96,217
Maximum balance	121,940	139,836	109,586
Average interest rate during year	0.6%	3.6%	4.1%
Year-end interest rate	0.4%	2.3%	4.0%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2009 £m	2008 £m	2007 £m
Year-end balance	19,300	27,692	23,451
Average balance [a]	21,835	24,668	26,229
Maximum balance	28,756	27,792	30,736
Average interest rate during year	2.5%	4.4%	5.4%
Year-end interest rate	2.5%	4.2%	5.2%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than US$100,000.

	2009 £m	2008 £m	2007 £m
Year-end balance	44,681	61,332	58,401
Average balance [a]	54,960	55,122	55,394
Maximum balance	64,054	67,715	62,436
Average interest rate during year	2.3%	4.4%	5.1%
Year-end interest rate	2.2%	4.1%	5.0%

Financial review

Additional financial disclosure

continued

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments

	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m
2009
Acceptances and endorsements	372	3	–	–	375
Guarantees and letters of credit pledged as collateral security	6,770	4,103	1,286	3,247	15,406
Securities lending arrangements [a]	27,406	–	–	–	27,406
Other contingent liabilities	7,637	853	381	716	9,587
Documentary credits and other short-term trade related transactions	722	38	2	–	762
Forward asset purchases and forward deposits placed	46	–	–	–	46
Standby facilities, credit lines and other	145,916	44,004	9,794	6,753	206,467

2008
Acceptances and endorsements	576	6	3	–	585
Guarantees and letters of credit pledged as collateral security	7,272	2,529	1,781	4,070	15,652
Securities lending arrangements [a]	38,290	–	–	–	38,290
Other contingent liabilities	7,989	1,604	372	1,818	11,783
Documentary credits and other short-term trade related transactions	770	88	1	–	859
Forward asset purchases and forward deposits placed	50	241	–	–	291
Standby facilities, credit lines and other	195,035	29,666	26,150	8,815	259,666

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations

	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m
2009
Long-term debt	80,824	31,138	12,982	28,626	153,570
Operating lease obligations	468	808	675	2,936	4,887
Purchase obligations	1,109	940	541	1,243	3,833
Total	82,401	32,886	14,198	32,805	162,290

2008
Long-term debt	108,172	24,701	10,855	22,008	165,736
Operating lease obligations	280	690	785	2,745	4,500
Purchase obligations	214	225	61	20	520
Total	108,666	25,616	11,701	24,773	170,756

The long-term debt does not include undated loan capital of £8,148m (2008: £13,673m). Further information on the contractual maturity of the Group’s assets and liabilities is given in Note 49.

Note

a	Securities lending arrangements are fully collateralised, and are not expected to result in an outflow of funds from the Group, see Note 34 on page 220 for further details.

Securities

The following table analyses the book value of securities which are carried at fair value.

	2009		2008		2007
	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m
Investment securities – available for sale
Debt securities:
United Kingdom government	77	74	1,238	1,240	78	81
Other government	10,958	8,389	11,456	11,338	7,383	7,434
Other public bodies and US Agencies	3,456	3,505	14,660	14,834	5,052	5,048
Mortgage and asset backed securities	2,498	2,958	3,510	4,126	1,367	1,429
Bank and building society certificates of deposit	7,697	7,343	10,478	10,535	3,028	3,029
Corporate and other issuers	19,202	18,986	17,489	17,908	21,765	21,803
Equity securities	6,676	6,247	2,142	1,814	1,676	1,418
Investment securities – available for sale	50,564	47,502	60,973	61,795	40,349	40,242
Other securities – held for trading
Debt securities:
United Kingdom government	6,815	n/a	6,955	n/a	3,832	n/a
Other government	54,161	n/a	50,727	n/a	51,104	n/a
Other public bodies and US Agencies	20,517	n/a	21,909	n/a	9,466	n/a
Mortgage and asset backed securities	12,942	n/a	30,748	n/a	27,572	n/a
Bank and building society certificates of deposit	995	n/a	7,518	n/a	17,751	n/a
Corporate and other issuers	21,164	n/a	30,829	n/a	43,053	n/a
Equity securities	19,602	n/a	30,535	n/a	36,307	n/a
Other securities – held for trading	136,196	n/a	179,221	n/a	189,085	n/a

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

In addition to UK government securities shown above, the Group held the following government securities which exceeded 10% of shareholders’ equity in any of the last three years. These securities are held at fair value.

Government securities

	2009	2008	2007
	Book value £m	Book value £m	Book value £m
United States	17,356	17,165	15,156
Japan	7,609	9,092	9,124
Germany	9,698	5,832	5,136
France	2,574	4,091	3,538
Italy	6,297	6,091	5,090
Spain	4,948	3,647	3,674

Maturities and yield of available for sale debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Government	971	5.3	6,647	2.5	2,147	1.8	1,270	1.2	11,035	2.5
Other public bodies and US Agencies	14	3.6	148	2.4	3,279	4.1	15	4.8	3,456	4.1
Other issuers	14,727	2.7	12,983	1.4	1,075	3.0	612	3.4	29,397	2.3
Total book value	15,712	2.9	19,778	1.8	6,501	3.2	1,897	1.9	43,888	2.5

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2009 by the fair value of securities held at that date.

Financial review

Additional financial disclosure

continued

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2009			2008			2007
	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %
Assets
Loans and advances to banks [b]:
– in offices in the United Kingdom	41,912	483	1.2	38,913	1,453	3.7	29,431	1,074	3.6
– in offices outside the United Kingdom	35,073	271	0.8	14,379	419	2.9	12,262	779	6.4
Loans and advances to customers [b]:
– in offices in the United Kingdom	264,687	9,405	3.6	249,081	13,714	5.5	205,707	13,027	6.3
– in offices outside the United Kingdom	135,936	8,869	6.5	116,284	9,208	7.9	88,212	6,733	7.6
Lease receivables:
– in offices in the United Kingdom	4,316	174	4.0	4,827	281	5.8	4,822	283	5.9
– in offices outside the United Kingdom	7,406	732	9.9	6,543	752	11.5	5,861	691	11.8
Financial investments:
– in offices in the United Kingdom	46,702	1,525	3.3	35,844	1,654	4.6	37,803	2,039	5.4
– in offices outside the United Kingdom	13,590	485	3.6	10,450	697	6.7	14,750	452	3.1
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the United Kingdom	163,139	1,770	1.1	207,521	8,768	4.2	211,709	9,644	4.6
– in offices outside the United Kingdom	145,606	665	0.5	128,250	4,450	3.5	109,012	5,454	5.0
Trading portfolio assets:
– in offices in the United Kingdom	96,421	3,262	3.4	107,626	4,948	4.6	120,691	5,926	4.9
– in offices outside the United Kingdom	103,789	3,228	3.1	128,287	5,577	4.3	57,535	3,489	6.1
Financial assets designated at fair value:
– in offices in the United Kingdom	18,881	822	4.4	20,299	1,325	6.5	19,154	849	4.4
– in offices outside the United Kingdom	13,552	315	2.3	8,690	426	4.9	11,298	713	6.3
Total average interest earning assets	1,091,010	32,006	2.9	1,076,994	53,672	5.0	928,247	51,153	5.5
Impairment allowances/provisions	(8,705)			(5,749)			(4,435)
Non-interest earning assets	782,378			682,867			392,382
Total average assets and interest income	1,864,683	32,006	1.7	1,754,112	53,672	3.1	1,316,194	51,153	3.9
Percentage of total average interest earning assets in offices outside the United Kingdom	41.7%			38.3%			32.2%
Total average interest earning assets related to:
Interest income [c]		32,006	2.9		53,672	5.0		51,153	5.5
Interest expense [c]		(20,713)	1.9		(39,820)	3.8		(39,201)	4.6
		11,293	1.0		13,852	1.2		11,952	0.9

Notes

a	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

b	Loans and advances to banks and customers include all doubtful lendings, including non- accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

c	In addition to interest income and interest expense shown on the income statement on page 178, interest income and interest expense above includes interest related to principal transactions and available for sale assets and liabilities.

Average balance sheet and net interest income (year ended 31st December)

	2009			2008			2007
	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %	Average balance [a] £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	66,394	805	1.2	70,272	2,780	4.0	63,902	2,511	3.9
– in offices outside the United Kingdom	31,091	295	0.9	32,172	956	3.0	27,596	1,225	4.4
Customer accounts:
demand deposits:
– in offices in the United Kingdom	20,989	374	1.8	24,333	910	3.7	29,110	858	2.9
– in offices outside the United Kingdom	23,774	876	3.7	14,902	572	3.8	13,799	404	2.9
Customer accounts:
savings deposits:
– in offices in the United Kingdom	71,818	388	0.5	71,062	2,143	3.0	55,064	2,048	3.7
– in offices outside the
United Kingdom	8,563	326	3.8	7,033	413	5.9	4,848	128	2.6
Customer accounts:
other time deposits – retail:
– in offices in the United Kingdom	30,233	647	2.1	32,283	1,523	4.7	30,578	1,601	5.2
– in offices outside the United Kingdom	28,612	1,728	6.0	20,055	1,350	6.7	12,425	724	5.8
Customer accounts:
other time deposits – wholesale:
– in offices in the United Kingdom	54,459	1,140	2.1	60,574	2,362	3.9	52,147	2,482	4.8
– in offices outside the United Kingdom	20,595	988	4.8	31,300	2,094	6.7	24,298	1,661	6.8
Debt securities in issue:
– in offices in the United Kingdom	75,950	2,186	2.9	41,014	1,920	4.7	41,552	2,053	4.9
– in offices outside the United Kingdom	81,077	2,278	2.8	80,768	3,734	4.6	94,271	5,055	5.4
Dated and undated loan capital and other subordinated liabilities principally:
– in offices in the United Kingdom	26,379	1,889	7.2	22,912	1,435	6.3	12,972	763	5.9
Repurchase agreements and cash collateral on securities lent:
– in offices in the United Kingdom	169,824	1,300	0.8	203,967	8,445	4.1	169,272	7,616	4.5
– in offices outside the United Kingdom	215,714	849	0.4	177,883	2,800	1.6	118,050	5,051	4.3
Trading portfolio liabilities:
– in offices in the United Kingdom	55,704	2,193	3.9	56,675	2,657	4.7	47,971	2,277	4.7
– in offices outside the United Kingdom	36,812	999	2.7	62,239	2,087	3.4	29,838	1,435	4.8
Financial liabilities designated at fair value:
– in offices in the United Kingdom	32,573	1,223	3.8	32,311	1,062	3.3	16,337	1,068	6.5
– in offices outside the United Kingdom	18,484	229	1.2	14,237	577	4.1	9,190	241	2.6
Total average interest bearing liabilities	1,069,045	20,713	1.9	1,055,992	39,820	3.8	853,220	39,201	4.6
Interest free customer deposits:
– in offices in the United Kingdom	43,897			40,439			34,109
– in offices outside the United Kingdom	4,816			3,089			3,092
Other non-interest bearing liabilities	696,478			617,910			395,946
Non-controlling and other interests and shareholders’ equity	50,447			36,682			29,827
Total average liabilities, shareholders’ equity and interest expense	1,864,683	20,713	1.1	1,754,112	39,820	2.3	1,316,194	39,201	3.0
Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	43.5%			41.7%			39.2%

Note

a	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

Financial review

Additional financial disclosure

continued

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

	2009/2008 Change due to increase/ (decrease) in:			2008/2007 Change due to increase/ (decrease) in:			2007/2006 Change due to increase/ (decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Loans and advances to banks:
– in offices in the UK	(970)	104	(1,074)	379	354	25	427	402	25
– in offices outside the UK	(148)	310	(458)	(360)	117	(477)	291	(1)	292
	(1,118)	414	(1,532)	19	471	(452)	718	401	317
Loans and advances to customers:
– in offices in the UK	(4,309)	814	(5,123)	687	2,525	(1,838)	1,780	1,337	443
– in offices outside the UK	(339)	1,422	(1,761)	2,475	2,214	261	1,802	728	1,074
	(4,648)	2,236	(6,884)	3,162	4,739	(1,577)	3,582	2,065	1,517
Lease receivables:
– in offices in the UK	(107)	(27)	(80)	(2)	–	(2)	(17)	(26)	9
– in offices outside the UK	(20)	92	(112)	61	79	(18)	96	(30)	126
	(127)	65	(192)	59	79	(20)	79	(56)	135
Financial investments:
– in offices in the UK	(129)	426	(555)	(385)	(102)	(283)	103	(165)	268
– in offices outside the UK	(212)	171	(383)	245	(163)	408	(378)	32	(410)
	(341)	597	(938)	(140)	(265)	125	(275)	(133)	(142)
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	(6,998)	(1,564)	(5,434)	(876)	(188)	(688)	3,508	1,865	1,643
– in offices outside the UK	(3,785)	532	(4,317)	(1,004)	855	(1,859)	414	430	(16)
	(10,783)	(1,032)	(9,751)	(1,880)	667	(2,547)	3,922	2,295	1,627
Trading portfolio assets:
– in offices in the UK	(1,686)	(477)	(1,209)	(978)	(616)	(362)	1,760	621	1,139
– in offices outside the UK	(2,349)	(943)	(1,406)	2,088	3,303	(1,215)	881	(172)	1,053
	(4,035)	(1,420)	(2,615)	1,110	2,687	(1,577)	2,641	449	2,192
Financial assets designated at fair value:
– in offices in the UK	(503)	(87)	(416)	476	53	423	479	534	(55)
– in offices outside the UK	(111)	174	(285)	(287)	(146)	(141)	478	357	121
	(614)	87	(701)	189	(93)	282	957	891	66
Total interest receivable:
– in offices in the UK	(14,702)	(811)	(13,891)	(699)	2,026	(2,725)	8,040	4,568	3,472
– in offices outside the UK	(6,964)	1,758	(8,722)	3,218	6,259	(3,041)	3,584	1,344	2,240
	(21,666)	947	(22,613)	2,519	8,285	(5,766)	11,624	5,912	5,712

Changes in net interest income – volume and rate analysis

	2009/2008 Change due to increase/ (decrease) in:			2008/2007 Change due to increase/ (decrease) in:			2007/2006 Change due to increase/ (decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable
Deposits by banks:
– in offices in the UK	(1,975)	(146)	(1,829)	269	252	17	47	66	(19)
– in offices outside the UK	(661)	(31)	(630)	(269)	181	(450)	88	190	(102)
	(2,636)	(177)	(2,459)	–	433	(433)	135	256	(121)
Customer accounts – demand deposits:
– in offices in the UK	(536)	(111)	(425)	52	(155)	207	178	105	73
– in offices outside the UK	304	327	(23)	168	34	134	150	95	55
	(232)	216	(448)	220	(121)	341	328	200	128
Customer accounts – savings deposits:
– in offices in the UK	(1,755)	23	(1,778)	95	527	(432)	357	(81)	438
– in offices outside the UK	(87)	77	(164)	285	77	208	54	45	9
	(1,842)	100	(1,942)	380	604	(224)	411	(36)	447
Customer accounts – other time deposits – retail:
– in offices in the UK	(876)	(91)	(785)	(78)	86	(164)	53	(204)	257
– in offices outside the UK	378	529	(151)	626	500	126	242	200	42
	(498)	438	(936)	548	586	(38)	295	(4)	299
Customer accounts – other time deposits – wholesale:
– in offices in the UK	(1,222)	(219)	(1,003)	(120)	367	(487)	688	263	425
– in offices outside the UK	(1,106)	(605)	(501)	433	469	(36)	470	45	425
	(2,328)	(824)	(1,504)	313	836	(523)	1,158	308	850
Debt securities in issue:
– in offices in the UK	266	1,202	(936)	(133)	(26)	(107)	203	(240)	443
– in offices outside the UK	(1,456)	14	(1,470)	(1,321)	(673)	(648)	1,369	1,063	306
	(1,190)	1,216	(2,406)	(1,454)	(699)	(755)	1,572	823	749
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	454	233	221	672	620	52	(14)	(41)	27
Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	(7,145)	(1,217)	(5,928)	829	1,471	(642)	2,536	1,090	1,446
– in offices outside the UK	(1,951)	497	(2,448)	(2,251)	1,840	(4,091)	740	1,402	(662)
	(9,096)	(720)	(8,376)	(1,422)	3,311	(4,733)	3,276	2,492	784
Trading portfolio liabilities:
– in offices in the UK	(464)	(45)	(419)	380	408	(28)	263	(80)	343
– in offices outside the UK	(1,088)	(742)	(346)	652	1,189	(537)	83	(366)	449
	(1,552)	(787)	(765)	1,032	1,597	(565)	346	(446)	792
Financial liabilities designated at fair value:
– in offices in the UK	161	8	153	(6)	700	(706)	571	82	489
– in offices outside the UK	(348)	137	(485)	336	168	168	29	29	–
	(187)	145	(332)	330	868	(538)	600	111	489
Total interest payable:
– in offices in the UK	(13,092)	(363)	(12,729)	1,960	4,250	(2,290)	4,882	960	3,922
– in offices outside the UK	(6,015)	203	(6,218)	(1,341)	3785	(5,126)	3,225	2,703	522
	(19,107)	(160)	(18,947)	619	8,035	(7,416)	8,107	3,663	4,444
Movement in net interest income
Increase/(decrease) in interest receivable	(21,666)	947	(22,613)	2,519	8,285	(5,766)	11,624	5,912	5,712
(Increase)/decrease in interest payable	19,107	160	18,947	(619)	(8,035)	7,416	(8,107)	(3,663)	(4,444)
	(2,559)	1,107	(3,666)	1,900	250	1,650	3,517	2,249	1,268

Critical accounting estimates

The Group’s accounting policies are set out on pages 167 to 177. Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Group’s financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Audit Committee.

Fair value of financial instruments

Some of the Group’s financial instruments are carried at fair value through profit or loss, such as those held for trading, designated by management under the fair value option and non-cash flow hedging derivatives.

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

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Where a valuation model is used to determine fair value, it makes maximum use of market inputs. The classification of these instruments is based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments with a fair value based on quoted market prices (Level 1) include valuations which are determined by unadjusted quoted prices for identical instruments in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments with a fair value based on observable inputs (Level 2), other than quoted market prices as described for Level 1, but which are observable for the instrument, either directly or indirectly.

Financial instruments with a fair value based on significant unobservable inputs (Level 3), include valuations which incorporate significant inputs for the instrument that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

An analysis of financial instruments carried at fair value by valuation hierarchy, particulars of the valuation techniques used and a sensitivity analysis of valuations using unobservable inputs is included in Note 50. This note also includes a discussion of the more judgemental aspects of valuation in the period, including: credit valuation adjustments on monoline exposures, commercial real estate loans, and private equity investments.

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

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio

Financial review

Additional financial disclosure

continued

are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these portfolios is £3,917m (2008: £2,333m) and amounts to 53% (2008: 47%) of the total impairment charge on loans and advances in 2009.

For larger accounts, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to larger accounts is £3,441m (2008: £2,580m) and amounts to 47% (2008: 53%) of the total impairment charge on loans and advances. Further information on impairment allowances is set out in Note 7 on page 188.

Goodwill

Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent cash generating units and the allocation of goodwill to these units. This allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The allocation is reviewed following business reorganisation. The carrying value of the unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of a unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. The most significant amounts of goodwill relate to UK Retail Banking and GRCB – Absa, where goodwill impairment testing performed in 2009 indicated that this goodwill was not impaired. An analysis of goodwill by cluster, together with key assumptions underlying the impairment testing, is included in Note 21 on page 199.

Intangible assets

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold and have a finite useful life are amortised over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of circumstances, and judgement by the Group’s management. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The most significant amounts of intangible assets relate to the GRCB – Absa and Lehman Brothers North American businesses.

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

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2009 was £3,946m (Note 30) (2008: £1,287m). There are net recognised liabilities of £698m (2008: £1,292m) and unrecognised actuarial losses of £3,248m (Note 30) (2008: £5m gains). The net recognised liabilities comprised retirement benefit liabilities of £769m (2008: £1,357m) and assets of £71m (2008: £65m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2009 was £3,534m (2008: £858m). The most significant reasons for this change were the decrease in AA corporate bond yields which resulted in a lower discount rate of 5.61% (31st December 2008: 6.75%) and an increase in the long-term inflation assumption to 3.76% (31st December 2008: 3.16%). The impact of the change in assumptions was partially offset by a one-off curtailment credit resulting from the closure of the UK final salary pension schemes to existing members, better than expected asset performance, and contributions paid in excess of the pension expense.

Further information on retirement benefit obligations, including assumptions, is set out in Note 30 to the accounts on page 210.

Derecognition of financial assets

The Group derecognises a financial asset, or a portion of a financial asset, where the contractual rights to that asset have expired. Derecognition is also appropriate where the rights to further cash flows from the asset have been transferred to a third party and, with them, either:

(i) substantially all the risks and rewards of the asset; or

(ii) significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Where significant risks and rewards have been transferred, but the transferee does not have the unconditional ability to sell or pledge the asset, the Group continues to account for the asset to the extent of its continuing involvement (‘continuing involvement accounting’).

To assess the extent to which risks and rewards have been transferred, it is often necessary to perform a quantitative analysis. Such an analysis will compare the Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature typically involves significant judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity or prepayment rates.

Where neither derecognition nor continuing involvement accounting is appropriate, the Group continues to recognise the asset in its entirety and recognises any consideration received as a financial liability.

Taxation

The tax charge in the accounts for amounts due to fiscal authorities in the various territories in which the Group operates includes estimates based on judgement of the application of law and practice to quantify any liability arising after taking into account external advice where appropriate.

Financial review

Analysis of results by business

Barclays Overview

Listed in London and New York, Barclays is a major global and financial service provider engaged in retail and commercial banking, credit cards, investment banking, wealth management presence in Europe, United States, Africa and Asia. With a strong long-term credit rating and over 300 years of history and expertise in banking. Barclays moves, lend and invests money for 48 million customer and client worldwide. The following section analyses the Group’s performance by business.

For management reporting purposes during 2009, Barclays was organised into the following business groupings:

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

Global Retail and Commercial Banking – Western Europe

GRCB – Western Europe encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in Spain, Italy, Portugal, France and Russia. GRCB – Western Europe serves customers through a variety of distribution channels. GRCB – Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking – Emerging Markets

GRCB – Emerging Markets serves retail and commercial banking customers in Botswana, Egypt, Ghana, India, Kenya, Mauritius, Pakistan, Seychelles, Tanzania, Uganda, the UAE, Zambia, Indonesia and Zimbabwe. Through a network of more than 683 distribution points and 1,023 ATMs, we provide 3.7 million customers and clients with a full range of products and services. This includes current accounts, savings, investments, mortgages and secured and unsecured lending.

Global Retail and Commercial Banking – Absa

GRCB – Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card and Absa Wealth which is included as part of Barclays Capital, Barclaycard and Barclays Wealth respectively. Absa Group Limited is a South African financial services organisation serving personal, commercial and corporate customers predominantly in South Africa. GRCB – Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

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

Barclays Global Investors

The majority of the BGI business, which was previously reported as a separate business segment, was sold on 1st December 2009 to BlackRock, Inc. and represents the Group’s discontinued operations. The continuing operations of BGI disclosed in the segmental analysis represent residual obligations under the cash support arrangements and associated liquidity support charges and, from 1st December 2009, include the Group’s 19.9% ongoing economic interest in BlackRock, Inc. This investment is accounted for as an available for sale equity investment, with no dividends being received during 2009.

Barclays Wealth

Barclays Wealth focuses on private and intermediary clients worldwide providing international and private banking, fiduciary services, investment management, and brokerage.

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

Business segment reorganisation

In November 2009 we regrouped our activities to form:

–	Global Retail Banking (GRB), comprising UK Retail Banking, Barclaycard and the former Western Europe and Emerging Markets businesses, led by Antony Jenkins.

–

Corporate and Investment Banking (CIB), comprising Barclays Capital and Barclays Commercial Bank (now called Barclays Corporate); Jerry del Missier and Rich Ricci and Co-Chief Executives of Corporate and Investment Banking.

GRB focuses on mass consumers, mass affluent consumers and small business customers. We have significantly changed the footprint here over the past three years, and we intend to push that forward, increasing, through time, the ratio of non-UK to UK business whilst strengthening our UK franchises. We will place particular emphasis on creating appropriate scale in the markets in which we have a presence. As we do that, our objectives will be four-fold: profit growth; an improved loan-to-deposit ratio; further international diversification through deepening existing presences; and the generation of net equity.

Barclays Corporate, as part of CIB, focuses on the high end of what we used to call Barclays Commercial, particularly financial institutions, public sector entries and corporate clients. We brought this business alongside Barclays Capital within CIB because we see significant synergy in sharing relationship management and sector expertise across the two. Realisation of the synergy is enabled by the increasing fungibility of client requirements between traditional corporate banking and investment banking product needs within our client base. This is a global opportunity with significant income growth potential for CIB in the years ahead. Our early work has only reinforced that strongly held belief.

In the area of wealth management, the competitive landscape in the global industry has gone through a sea change over the course of the last three years. That creates opportunity, and we intend to seize that by investing to change the scale of this business over the next five years.

For management reporting purposes these changes have taken effect from 1st January 2010 and therefore have not been reflected in the analysis provided in this document.

Business performance – Global Retail and Commercial Banking

UK Retail Banking profit before tax decreased 55% to £612m as economic conditions remained challenging. Income was down 11% reflecting the impact of deposit margin compression net of hedges, partially offset by good growth in Home Finance. Total loans and advances to customers increased £4.7bn to £99.1bn. Gross new mortgage lending was £14.2bn during 2009 and net new mortgage lending was £5.7bn. The average loan to value ratio of the mortgage book remained conservative at 43%. Impairment charges increased 55% due to the deteriorating economic environment. Operating expenses continued to be tightly controlled and decreased 3% reflecting a one-off credit from the closure of the UK final salary pension scheme offset by a year on year increase in pension costs and the non-recurrence of gains from the sale of property.

Barclays Commercial Bank profit before tax decreased 41% to £749m. Income was broadly flat on 2008 with good growth in net fees and commissions offset by lower income from principal transactions. Net interest income was broadly flat as margin compression on the deposit book was offset by higher lending and deposit volumes. New term lending extended to UK customers during 2009 was £14bn. Operating expenses were tightly controlled and fell 3% driven by a one-off credit from the closure of the UK final salary pension scheme partially offset by an increase in pensions and share-based payment costs and the non-recurrence of gains from the sale of property. Impairment charges increased to £974m reflecting the impact of the weak business environment with rising default rates and falling asset values across all business segments.

Barclaycard profit before tax decreased 4% to £761m. Income growth of 26% reflected strong growth across the businesses driven by increased lending and improved margins. Average customer assets increased 19% to £28.1bn. Impairment charges increased 64% due to the deteriorating global economic environment, although the rate of growth in the second half of the year was lower than in the first half. Impairment grew across both the international and UK businesses. Cost growth of 5% was largely driven by appreciation of the average value of the US Dollar and the Euro against Sterling and growth in the card portfolios including acquisitions made in 2008.

Global Retail and Commercial Banking – Western Europe profit before tax fell 48% to £130m. Results included Barclays Russia, which incurred a loss of £67m and reflected a gain of £157m on the sale of Barclays life insurance and pensions business in Iberia. Income grew in all countries, improving 18% as the expanded network continued to mature with customer deposits increasing £7.8bn to £23.4bn. Costs increased 16% reflecting the expansion of the Portuguese and Italian networks, the investment in Barclays Russia, restructuring charges of £24m and reduced gains from the sale of property. Impairment charges increased £370m to £667m, largely driven by losses in Spain in commercial property, construction and SME portfolios. However, delinquency trends improved throughout the second half of 2009 in both retail and commercial portfolios.

Global Retail and Commercial Banking – Emerging Markets loss before tax of £254m compared to a profit of £141m in 2008. Income increased 5% with significant growth across Africa and the UAE, partially offset by lower income in India. Impairment charges increased £306m to £471m with significant increases in India and the UAE, reflecting the impact of the economic recession across the business with continued pressure on liquidity, rising default rates and lower asset values. Operating expense growth of 24% reflected continued investment in Indonesia and Pakistan and investment in infrastructure across other markets.

Global Retail and Commercial Banking – Absa profit before tax decreased 8% to £506m. Income growth of 16% was driven by solid balance sheet growth, the appreciation in the average value of the Rand against Sterling and higher fees and commissions. Operating expenses increased at a lower rate of 13% which led to an improvement in the cost:income ratio to 58% (2008: 59%). Impairment charges rose £220m to £567m as a result of higher delinquency levels in the retail portfolios reflecting high consumer indebtedness.

Analysis of results by business

	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB – Absa £m	Barclays Capital £m	Barclays Global Investors [a] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m
Net interest income	2,624	1,741	2,723	1,182	743	1,300	1,598	43	504	(507)
Net fee and commission income	1,225	926	1,271	438	232	943	3,001	1,757	802	(418)
Principal transactions	–	(26)	22	123	68	123	7,021	98	20	(325)
Net premiums from insurance contracts	198	–	44	544	–	294	5	–	–	92
Other income	6	112	2	8	2	60	–	5	7	1,186
Total income	4,053	2,753	4,062	2,295	1,045	2,720	11,625	1,903	1,333	28
Net claims and benefits incurred on insurance contracts	(68)	–	(20)	(572)	–	(171)	–	–	–	–
Total income, net of insurance claims	3,985	2,753	4,042	1,723	1,045	2,549	11,625	1,903	1,333	28
Impairment charges and other credit provisions	(936)	(974)	(1,798)	(667)	(471)	(567)	(2,591)	–	(51)	(16)
Net income	3,049	1,779	2,244	1,056	574	1,982	9,034	1,903	1,282	12
Operating expenses	(2,440)	(1,030)	(1,494)	(1,113)	(852)	(1,469)	(6,592)	(1,154)	(1,138)	(570)
Share of post-tax results of associates and joint ventures	3	–	8	4	–	(4)	22	–	–	1
Profit on disposal of subsidiaries, associates and joint ventures	–	–	3	157	24	(3)	–	(1)	1	7
Profit on disposal of discontinued operations	–	–	–	–	–	–	–	6,331	–	–
Gain on acquisitions	–	–	–	26	–	–	–	–	–	–
Profit before tax	612	749	761	130	(254)	506	2,464	7,079	145	(550)

As at 31st December 2009
Total assets	105,228	75,547	30,220	64,185	11,874	45,824	1,019,120	5,406	15,095	6,430
Total liabilities	102,934	68,108	5,543	48,049	9,836	25,769	951,192	416	41,648	66,848

Business performance – Investment Banking and Investment Management

Barclays Capital profit before tax increased 89% to £2,464m as a result of very strong performances in the UK, Europe and the US, partially offset by a charge of £1,820m relating to own credit (2008: £1,663m gain). Top-line income increased 81% to £17.9bn reflecting excellent results across the client franchise and a resilient fourth quarter with top-line income of £3.6bn. Fixed Income, Currency and Commodities (FICC) was up £5.6bn to £13.0bn following the expansion of the business and increased client flows. Top-line income in Equities and Prime Services increased 147% and Investment Banking income more than doubled. Total credit market exposures were reduced by £14.1bn to £27.6bn. In addition £5.1bn of credit market assets (and £2.4bn of other assets) were sold to Protium Finance LP. Operating expenses were 75% higher than 2008 given the substantial increase in the overall scale of the business. The cost:income ratio improved to 57% (2008: 72%). Compensation expenses as a proportion of income reduced 38%, down from 44% in 2008. Total assets reduced 37% driven by initiatives to reduce derivative balances.

On 1st December 2009 Barclays completed the sale of Barclays Global Investors to BlackRock. Included in the consideration were 37.567 million new BlackRock shares giving Barclays an economic interest of 19.9% of the enlarged BlackRock group. The profit on disposal before tax was £6,331m. Profit before tax, excluding the profit on disposal, increased 26% to £748m (2008: £595m) following a recovery on liquidity support charges and an 18% appreciation in the average value of the US Dollar against Sterling.

Barclays Wealth profit before tax reduced 78% to £145m principally as a result of the impact of the sale of the closed life business in 2008 and the cost of the integration of Barclays Wealth Americas during 2009. Income was in line with 2008. Excluding the impact of these transactions there was solid growth in income due to growth in the client franchise and the product offering. Operating expenses grew by 22%, reflecting the integration of the US business, partially offset by the disposal of the closed life business. Total client assets increased by 4% (£6bn) to £151bn.

Note

a	Continuing and discontinued operations including profit on disposal. For a break-down of the continuing operations and discontinued operations in respect of BGI, including a reconciliation of the results of the continuing operations to the results of the total BGI result shown above, see page 46.

Financial review

Analysis of results by business

continued

Global Retail and Commercial Banking

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. We have one of the largest branch networks in the UK with around 1,700 branches and an extensive network of cash machines.

What we do

We are transforming Barclays to be the best bank in the UK by designing innovative, simple and transparent propositions, streamlining operating platforms and further leveraging Barclays Group capabilities.

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

Performance

2009/08

In the continued challenging economic environment, UK Retail Banking profit before tax decreased 55% (£757m) to £612m (2008: £1,369m), impacted by low interest rates resulting in margin compression on the deposit book and increased impairment charges which together more than offset well controlled costs and an improved assets margin.

The number of Savings Accounts increased 10% to 13.2 million (31st December 2008: 12.0 million) and Mortgage Accounts increased 18,000 to 834,000 (31st December 2008: 816,000). Local Business customer numbers increased 26,000 to 686,000 (31st December 2008: 660,000) with gross new lending of £1,047m. Total loans and advances to customers increased £4.7bn to £99.1bn (31st December 2008: £94.4bn).

Income decreased 11% (£497m) to £3,985m (2008: £4,482m) reflecting the impact of margin compression, which more than offset good income growth in Home Finance.

Net interest income decreased 12% (£372m) to £2,624m (2008: £2,996m) driven by margin compression of £755m on liabilities after taking into account gains on product hedges implemented to protect income on current accounts and managed rate deposits. This was partially offset by increases in asset driven net interest income. Total average customer deposit balances increased 4% to £89.0bn (2008: £85.9bn), reflecting good growth in Personal Customer Current Account balances.

Average mortgage balances grew 10%, reflecting strongly positive net lending. Mortgage balances were £87.9bn at the end of the period (31st December 2008: £82.3bn), a market share of 7% (2008: 7%). Gross advances reduced to £14.2bn (2008: £22.9bn) reflecting a continued conservative approach to lending, with redemptions of £8.5bn (2008: £10.4bn). Net new mortgage lending was £5.7bn (2008: £12.5bn). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 43% (2008: 40%). The average loan to value ratio of new mortgage lending was 48% (2008: 47%).

Net fee and commission income decreased 6% (£74m) to £1,225m (2008: £1,299m) reflecting changing customer usage together with lower mortgage application and redemption fees. Overall sales productivity resulted in fee income growth in investments.

Total impairment charges represented 0.93% (2008: 0.63%) of total gross loans and advances to customers and banks. Impairment charges increased 55% (£334m) to £936m (2008: £602m), reflecting lower expectations for recoveries in line with the current economic environment. Impairment charges within Consumer Lending increased 56% to £573m (2008: £368m) with impairment charges increasing 75% to £183m (2008: £105m) in Personal Customer Current Accounts. Mortgage impairment charges remained low at £26m (2008: £24m).

Operating expenses remained well controlled and decreased 3% (£79m) to £2,440m (2008: £2,519m). This reflected the receipt of a one-off credit of £175m resulting from the closure of the UK final salary pension scheme to existing members, offset by a year on year increase in pension costs of £115m and the non-recurrence of gains of £75m from the sale of property.

32

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

Net interest income increased 5% (£138m) to £2,996m (2007: £2,858m) driven by strong growth in loans and advances. Total average customer deposit balances increased 5% to £85.9bn (2007: £81.8bn), reflecting solid growth in Personal Customer and Local Business balances. The average liabilities margin declined to 2.01% (2007: 2.15%) reflecting the reductions in UK base rates in the second half of 2008.

Mortgage balances grew 18%, driven by increased share of new lending and higher levels of balance retention. Mortgage balances were £82.3bn at the end of the period (31st December 2007: £69.8bn), a market share of 7% (2007: 6%). Gross advances were stable at £22.9bn, with redemptions of £10.4bn (2007: £15.0bn). Net new lending was £12.5bn (2007: £8.0bn), a market sharea of 36% (2007: 8%). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 40% (2007: 34%). The average loan to value ratio of new mortgage lending was 47% (2007: 49%).

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

The cost:income ratio improved one percentage point to 56% (2007: 57%).

UK Retail Banking	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	2,624	2,996	2,858
Net fee and commission income	1,225	1,299	1,183
Net premiums from insurance contracts	198	205	252
Other income	6	17	47
Total income	4,053	4,517	4,340
Net claims and benefits on insurance contracts	(68)	(35)	(43)
Total income net of insurance claims	3,985	4,482	4,297
Impairment charges	(936)	(602)	(559)
Net income	3,049	3,880	3,738
Operating expenses excluding amortisation of intangible assets	(2,400)	(2,499)	(2,461)
Amortisation of intangible assets	(40)	(20)	(9)
Operating expenses	(2,440)	(2,519)	(2,470)
Share of post-tax results of associates and joint ventures	3	8	7
Profit before tax	612	1,369	1,275
Balance sheet information
Loans and advances to customers	£99.1bn	£94.4bn	£82.0bn
Customer accounts	£92.5bn	£89.6bn	£87.1bn
Total assets	£105.2bn	£101.4bn	£88.5bn
Risk weighted assets [b]	£32.2bn	£30.5bn	£31.5bn
Performance ratios
Cost:income ratio	61%	56%	57%
Cost:net income ratio	80%	65%	66%

Notes

a	Excludes Housing Associations.
b	Risk weighted assets for 2009 and 2008 are calculated under Basel II. 2007 is calculated under Basel I.

Financial review

Analysis of results by business

continued

Global Retail and Commercial Banking

Barclays Commercial Bank

Barclays Commercial Bank is one of the UK’s leading providers of banking solutions to business customers and clients with an annual turnover of more than £1m.

What we do

Barclays Commercial Bank provides banking services to customers via a network of relationship, regional, industry-sector and product speacialists across the UK.

Working closely with our clients to understand their needs, we deliver financing, risk management, trade and cash management solutions constructed from a comprehensive suite of products, expertise and services. This includes specialist asset financing and leasing facilities.

Performance

2009/08

Barclays Commercial Bank profit before tax decreased 41% (£517m) to £749m (2008: £1,266m), primarily driven by significantly higher impairment charges. Income was flat, with strong performance from net fees and commissions offset by lower principal transactions.

Income totalled £2,753m (2008: £2,745m). Net interest income fell 1% (£16m) to £1,741m (2008: £1,757m) with the benefit of increased average lending balances and higher deposit volumes offset by margin compression in the deposit book. Average lending grew 3% (£1.6bn) to £63.3bn (2008: £61.7bn) reflecting our continuing commitment to lend to viable businesses. Average customer deposits grew 3% (£1.4bn) to £49.0bn (2008: £47.6bn) benefiting from ongoing product initiatives.

Non-interest income comprised 37% of total income (2008: 36%). Net fees and commissions income increased 8% (£65m) to £926m (2008: £861m), driven by strong debt fees, trade guarantees and other fee income.

Principal transactions income decreased £48m to a loss of £26m (2008: gain of £22m) as a result of investment writedowns and fewer opportunities for equity realisation within the current market environment.

Other income grew 7% (£7m) to £112m (2008: £105m) reflecting increased income from the repurchase of securitised debt issued of £85m (2008: £24m), partially offset by lower rental income from operating leases of £21m (2008: £29m). 2008 income included a £39m gain from the restructuring of Barclays interest in a third party finance operation.

Impairment charges rose to £974m (2008: £414m), reflecting the impact of the economic recession across the business with continued pressure on corporate liquidity, rising default rates and lower asset values.

Impairment as a percentage of period end gross loans and advances to customers and banks increased to 1.58% (2008: 0.60%).

Operating expenses fell 3% to £1,030m (2008: £1,063m), reflecting tightly managed discretionary costs and a £100m one-off credit for the closure of the UK final salary pensions scheme partially offset by an incremental increase in pension costs of £69m and the non-recurrence of property credits.

The number of customers fell 6% primarily as a result of reductions in exposures to high risk sectors within Barclays Asset and Sales Finance.

2008/07

Barclays Commercial Bank profit before tax decreased 7% (£91m) to £1,266m (2007: £1,357m) reflecting a resilient performance in challenging market conditions in 2008. The impact of growth in net fee and commission income and continued strong growth in customer lending was offset by increased impairment charges and higher operating expenses.

Income increased 7% (£181m) to £2,745m (2007: £2,564m).

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

Impairment charges increased 42% (£122m) to £414m (2007: £292m) primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter of 2008 as the UK corporate credit environment deteriorated. Impairment as a percentage of period-end loans and advances to customers and banks increased to 0.60% (2007: 0.45%).

Operating expenses increased 14% (£134m) to £1,063m (2007: £929m) reflecting lower gains on the sale of property of £10m (2007: £40m), investment in a new payments capability (2008: £69m, 2007: £42m), growth in the operating lease business (2008: £31m, 2007: £7m) and investment in risk and operations infrastructure, sales force capability and product specialists.

Barclays Commercial Bank	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	1,741	1,757	1,747
Net fee and commission income	926	861	750
Net trading income	25	3	9
Net investment income	(51)	19	47
Principal transactions	(26)	22	56
Other income	112	105	11
Total income	2,753	2,745	2,564
Impairment charges and other credit provisions	(974)	(414)	(292)
Net income	1,779	2,331	2,272
Operating expenses excluding amortisation of intangible assets	(1,009)	(1,048)	(924)
Amortisation of intangible assets	(21)	(15)	(5)
Operating expenses	(1,030)	(1,063)	(929)
Share of post-tax results of associates and joint ventures	–	(2)	–
Profit on disposal of subsidiaries, associates and joint ventures	–	–	14
Profit before tax	749	1,266	1,357
Balance sheet information
Loans and advances to customers	£59.6bn	£67.5bn	£63.7bn
Loans and advances to customers including those designated at fair value	£72.7bn	£80.5bn	£70.7bn
Customer accounts	£62.7bn	£60.6bn	£60.8bn
Total assets	£75.5bn	£84.0bn	£74.6bn
Risk weighted assets	£60.3bn	£63.1bn	£57.0bn
Performance ratios
Cost: income ratio	37%	39%	36%
Cost: net income ratio	58%	46%	41%

Financial review

Analysis of results by business

continued

Global Retail and Commercial Banking

Barclaycard

Barclaycard is a multi-brand international payment services provider for consumer and business customers including credit cards and consumer lending. Our credit card was the first to be launched in the UK in 1966 and is now one of the leading credit card businesses in Europe, with a fast growing business in the United States and South Africa.

What we do

In the UK our consumer payment services include Barclaycard branded credit cards, partnership cards with leading brands and secured lending.

Barclaycard’s international presence continues to grow very strongly, with international consumer customers now exceeding the number in the UK. We currently operate in Germany, the United States and South Africa. In Scandinavia, we operate through Entercard, a joint venture with Swedbank.

Our UK and international payment businesses provide payment acceptance services for 87,000 retailers and merchants, both for face to face transactions and over the internet and provides market-leading acceptance of contactless cards. The business also issues credit and charge cards to corporate customers and the UK Government, and provides sales financing at retailers and auto dealers. Barclaycard is Europe’s number one issuer of Visa Commercial Cards with over 145,000 public and private sector corporate customers.

Performance

2009/08

Barclaycard profit before tax decreased 4% (£28m) to £761m (2008: £789m). Strong income growth across the portfolio driven by increased lending, improved margins and foreign exchange gains, was offset by higher impairment charges, driven by the deterioration in the global economy.

International businesses’ profit before tax decreased 59% to £107m (2008: £261m) driven by the US business. Strong income growth driven by higher average extended credit balances was more than offset by impairment growth, especially in the US and South African businesses, and increased operating expenses. In the UK our businesses benefited from an improvement in margins and growth in average extended balances leading to income increasing 18% to £2,494m (2008: £2,111m). Income growth was partially offset by the growth in impairment as worsening economic conditions impacted delinquencies.

Income increased 26% (£823m) to £4,042m (2008: £3,219m) reflecting strong growth across the portfolio, especially in the international businesses through higher extended credit balances, lower funding rates and the appreciation of the average values of the US Dollar and the Euro against Sterling.

Net interest income increased 52% (£937m) to £2,723m (2008: £1,786m) driven by strong growth in international average extended credit card balances, up 52% to £7.9bn (2008: £5.2bn), and lower funding rates as margins improved.

Net fee and commission income decreased 2% (£28m) to £1,271m (2008: £1,299m) through lower volumes in FirstPlus due to the decision taken to stop writing new business in 2008 and lower volumes in the UK card portfolios partially offset by growth in the international businesses.

Principal transactions of £22m (2008: £82m) included a £20m gain from the sale of MasterCard shares (2008: £16m). Investment income in 2008 included a £64m gain from the Visa IPO.

Other income in 2008 included an £18m gain on the sale of a portfolio in the US.

Impairment charges increased £701m (64%) to £1,798m (2008: £1,097m). The rate of growth in the second half of the year was lower than that in the first half. Impairment charges in the international businesses increased £444m, driven by higher delinquencies due to deteriorating economic conditions, growth in average receivables and the appreciation of the average values of the US Dollar and the Euro against Sterling. UK portfolio charges were higher as a result of rising delinquencies due to the economic deterioration, especially in the loan portfolios, and the inclusion of Goldfish in UK Cards.

Operating expenses increased 5% (£72m) to £1,494m (2008: £1,422m), due to the appreciation in the average value of the US Dollar and the Euro against Sterling and growth in the portfolios including the acquisitions made in the UK, US and South Africa in 2008.

The purchase of Goldfish resulted in a gain on acquisition of £92m in 2008.

Note

a	The number of customers at 31st December 2009 is, after a reduction of 1.5 million, due to the closure of dormant accounts.

36

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

Income from principal transactions increased £71m to £82m (2007: £11m), reflecting a £64m gain from the Visa IPO and a £16m gain from the sale of shares in MasterCard.

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

Barclaycard	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	2,723	1,786	1,374
Net fee and commission income	1,271	1,299	1,143
Net trading income	(1)	2	–
Net investment income	23	80	11
Principal transactions	22	82	11
Net premiums from insurance contracts	44	44	40
Other income	2	19	(25)
Total income	4,062	3,230	2,543
Net claims and benefits incurred on insurance contracts	(20)	(11)	(13)
Total income net of insurance claims	4,042	3,219	2,530
Impairment charges and other credit provisions	(1,798)	(1,097)	(827)
Net income	2,244	2,122	1,703
Operating expenses excluding amortisation of intangible assets	(1,412)	(1,361)	(1,057)
Amortisation of intangible assets	(82)	(61)	(36)
Operating expenses	(1,494)	(1,422)	(1,093)
Profit on disposal of subsidiaries, associates and joint ventures	8	(3)	(7)
Share of post-tax results of associates and joint ventures	3	–	–
Gain on acquisition	–	92	–
Profit before tax	761	789	603
Balance sheet information
Loans and advances to customers	£26.5bn	£27.4bn	£19.7bn
Total assets	£30.2bn	£30.9bn	£22.1bn
Risk weighted assets	£30.6bn	£27.3bn	£20.2bn
Performance ratios
Cost: income ratio	37%	44%	43%
Cost: net income ratio	67%	67%	64%

Financial review

Analysis of results by business

continued

Global Retail and Commercial Banking

Western Europe

GRCB – Western Europe comprises our retail and commercial banking operations, as well as our Barclaycard businesses, in Spain, Portugal, France, Italy and Russia.

What we do

GRCB – Western Europe serves approximately 2.8m retail and commercial banking customers in France, Italy, Portugal, Spain and Russia through a variety of distribution channels including 1,128 branches, 190 sales centres and 1,481 ATMs.

GRCB – Western Europe provides a variety of products and services including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments and insurance products, serving the needs of Barclays retail, mass affluent and corporate customers.

Performance

2009/08

Global Retail and Commercial Banking – Western Europe profit before tax fell 48% (£120m) to £130m (2008: £250m) against the backdrop of a very challenging macroeconomic environment across all key markets, particularly Spain. The results included a gain of £157m on the sale of Barclays Vida y Pensiones Compañía de Seguros, Barclays Iberian life insurance and pensions business, a restructuring charge of £24m largely concentrated in Spain and an operating loss before tax of £67m (2008: loss before tax of £7m) related to Barclays Russia driven by increased impairment due to the economic environment and increased expenses incurred in positioning the business for future growth. Excluding Russia, all businesses traded profitably although Spain’s net profit fell significantly due to high impairment charges, particularly in the commercial property portfolio. Profit before tax was favourably impacted by the 13% appreciation in the average value of the Euro against Sterling.

Income increased across all countries, improving 18% (£268m) to £1,723m (2008: £1,455m) driven by the appreciation of the Euro and the significant expansion in the distribution network in 2007 and 2008. The number of distribution points increased by 137 to 1,318 (31st December 2008: 1,181) reflecting further selected organic growth and development of the franchise.

Net interest income increased 35% (£307m) to £1,182m (2008: £875m). The increase was principally driven by strong growth in customer deposits of 50% to £23.4bn (2008: £15.6bn), an improvement in the customer assets margin and an increase in treasury interest income. This was partially offset by competitive pressures on liability margin compression.

Net fee and commission income increased 13% (£49m) to £438m (2008: £389m), generated from asset management and insurance product lines.

Principal transactions fell 20% (£31m) to £123m (2008: £154m), mainly due to the non-recurrence of the gains from both the Visa IPO (2008: £65m) and the sale of shares in MasterCard (2008: £17m), partially offset by profit on the sale of Government backed bonds.

Net premiums from insurance contracts increased £192m to £544m (2008: £352m) reflecting growth in the life assurance business. Net claims and benefits incurred increased correspondingly by £207m.

Impairment charges increased £370m to £667m (2008: £297m), principally due to higher impairment in Spain on the commercial property, construction and SME portfolios and, to a lesser extent, on the retail portfolio. The impairment charge for Spain increased 107% (£235m) to £455m (2008: £220m) of which £270m related to the corporate and SME portfolios.

Operating expenses increased 16% (£153m) to £1,113m (2008: £960m) due to the continued expansion of the Italian and Portuguese networks, investment in Barclays Russia, restructuring charges of £24m and reduced gains from the sale of property of £25m (2008: £55m). Underlying costs were tightly controlled.

In September 2009, Barclays established a long-term life insurance joint venture in Spain, Portugal and Italy with CNP Assurances SA (CNP). As part of this transaction Barclays sold a 50 per cent stake in Barclays Vida y Pensiones Compañía de Seguros to CNP. The transaction gave rise to a gain of £157m. Barclays share of the results of the joint venture with CNP are reported within share of post-tax results of associates and joint ventures.

Barclays acquired the Citigroup cards business in Portugal in December 2009. This resulted in the acquisition of approximately 400,000 customers and loans and advances to customers of £550m. The transaction generated a gain on acquisition of £26m.

2008/07

GRCB – Western Europe profit before tax grew 28% (£54m) to £250m (2007: £196m), despite challenging market conditions in Spain in 2008 and accelerated investment in the expansion of the franchise. Distribution points increased 383 to 1,181 (2007: 798), including 149 in Italy. Strong income growth including gains of £82m from the Visa IPO and the sale of shares in MasterCard was partially offset by increased impairment and higher operating costs. Profit before tax was favourably impacted by the 16% appreciation in the average value of the Euro against Sterling.

Income increased 55% (£518m) to £1,455m (2007: £937m), reflecting growth in both net interest income and net fee and commission income.

Net interest income increased 66% (£348m) to £875m (2007: £527m), driven by a 66% increase in customer liabilities to £15.6bn (2007: £9.4bn) and a 54% increase in customer assets to £53.9bn (2007: £35.0bn).

Net fee and commission income increased 21% (£67m) to £389m (2007: £322m). Increased fees in retail and in the life insurance businesses were offset by lower market-related investment revenue.

Principal transactions grew £48m to £154m (2007: £106m) including gains from the Visa IPO (£65m) and the sale of shares in MasterCard (£17m) which enabled GRCB – Western Europe to invest in the expansion of the business.

Impairment charges increased £221m to £297m (2007: £76m). This increase was principally due to higher charges in Spanish commercial property (£82m) and deterioration of the Spanish credit card portfolio (£66m) as a consequence of the rapid slowdown in the Spanish economy.

Operating expenses increased 43% (£287m) to £960m (2007: £673m), reflecting the rapid expansion of the retail distribution network and the strengthening of the Premier segment. Operating expenses also included £55m (2007: £22m) gains from the sale of property.

Gain on acquisition of £52m (2007: £nil) arose from the purchase of the Italian residential mortgage business of Macquarie Bank Limited in November 2008.

GRCB – Western Europe

	2009 £m	2008 [a] £m	2007 [a] £m
Income statement information
Net interest income	1,182	875	527
Net fee and commission income	438	389	322
Net trading income	–	(7)	13
Net investment income	123	161	93
Principal transactions	123	154	106
Net premiums from insurance contracts	544	352	145
Other income	8	50	7
Total income	2,295	1,820	1,107
Net claims and benefits incurred under insurance contracts	(572)	(365)	(170)
Total income net of insurance claims	1,723	1,455	937
Impairment charges	(667)	(297)	(76)
Net income	1,056	1,158	861
Operating expenses excluding amortisation of intangible assets	(1,075)	(941)	(665)
Amortisation of intangible assets	(38)	(19)	(8)
Operating expenses	(1,113)	(960)	(673)
Share of post-tax results of associates and joint ventures	4	–	–
Profit on disposal of subsidiaries, associates and joint ventures	157	–	8
Gain on acquisition	26	52	–
Profit before tax	130	250	196
Balance sheet information
Loans and advances to customers	£52.7bn	£53.9bn	£35.0bn
Customer accounts	£23.4bn	£15.6bn	£9.4bn
Total assets	£64.2bn	£65.5bn	£43.7bn
Risk weighted assets	£32.4bn	£37.0bn	£25.0bn
Performance ratios
Cost: income ratio	65%	66%	72%
Cost: net income ratio	105%	83%	78%

Note

a	Figures have been restated to include Barclays Russia, which was transferred from GRCB – Emerging Markets to GRCB – Western Europe during 2009.

Financial review

Analysis of results by business

continued

Global Retail and Commercial Banking

Emerging Markets

GRCB – Emerging Markets comprises our retail and commercial banking operations, as well as our Barclaycard businesses, in 14 countries across Africa, the Middle East and South East Asia.

What we do

GRCB – Emerging Markets serves retail and commercial banking customers in Botswana, Egypt, Ghana, India, Kenya, Mauritius, Pakistan, Seychelles, Tanzania, Uganda, the UAE, Zambia, Indonesia and Zimbabwe.

Through a network of more than 683 distribution points and 1,023 ATMs, we provide 3.7m customers and clients with a full range of products and services. This includes current accounts, savings, investments, mortgages and secured and unsecured lending.

Performance

2009/08

Global Retail and Commercial Banking – Emerging Markets made a loss before tax of £254m in 2009 versus a profit before tax of £141m in 2008. Good income growth across Emerging Markets was offset by significantly increased impairment in India and UAE and continued investment across new and existing markets. Profit before tax in the established markets in Africa and the Indian Ocean decreased to £109m (2008: £182m) primarily due to the allocation of gains from the Visa IPO and sale of shares in MasterCard during 2008.

Income increased 5% to £1,045m (2008: £994m) driven by strong growth in UAE, Africa and the Indian Ocean, partially offset by lower income in India.

Net interest income increased 24% (£146m) to £743m (2008: £597m), driven by retail and commercial balance sheet growth with average customer assets up 19% to £8.3bn (2008: £7.0bn) and customer deposits up 11% to £8.2bn (2008: £7.4bn).

Net fee and commission income increased 7% (£15m) to £232m (2008:£217m) primarily driven by growth in retail fee income.

Principal transactions decreased £111m to £68m (2008: £179m). 2008 included a gain of £82m from the sale of shares in MasterCard and Visa. Excluding this gain, principal transactions decreased £29m driven by lower fees from foreign exchange income transactions.

Impairment charges increased to £471m (2008: £165m) including an increase of £255m across India and UAE due to the deterioration in the credit environment in 2009 reflecting the impact of the economic recession across the business with continued pressure on liquidity, rising default rates and lower asset values.

Operating expenses increased 24% (£164m) to £852m (2008: £688m) reflecting continued investment in Indonesia and Pakistan and investment in infrastructure across other markets.

Profit on disposal of subsidiaries, associates and joint ventures of £24m represented the sale of a 7% stake in the GRCB – Emerging Markets Botswana business. The residual holding of Barclays in Barclays Bank of Botswana Limited following the sale is 68%.

2008/07

GRCB – Emerging Markets profit before tax increased 41% (£41m) to £141m (2007: £100m). Very strong income growth, including £82m from the Visa IPO and the sale of shares in MasterCard, absorbed the increased investment across existing and new markets and higher impairment charges. The number of distribution points increased 250 to 800 (2007: 550). New market entries in 2008 comprised the launch of a new business in Pakistan and the acquisition of Bank Akita in Indonesia which was completed in 2009.

Income increased 86% (£461m) to £994m (2007: £533m), reflecting growth in lending, deposit taking and fee-driven transactional revenues.

Net interest income increased 87% (£278m) to £597m (2007: £319m), loans and advances to customers increased 90% to £9.7bn (2007: £5.1bn). Customer accounts increased 50% to £9.3bn (2007: £6.2bn).

Net fee and commission income increased 55% (£77m) to £217m (2007: £140m), primarily driven by very strong growth in commercial banking and treasury fee income.

Principal transactions increased £107m to £179m (2007: £72m), reflecting higher foreign exchange income, a gain of £82m relating to the Visa IPO and the sale of shares in MasterCard.

Impairment charges increased £126m to £165m (2007: £39m), reflecting higher assets and delinquencies, particularly in India and increased wholesale impairment in Africa.

Operating expenses increased 74% (£293m) to £688m (2007: £395m), reflecting continued investment in new markets and expansion of the business in existing markets, with investment in infrastructure and the roll-out of global platforms.

GRCB – Emerging Markets

	2009 £m	2008 [a] £m	2007 [a] £m
Income statement information
Net interest income	743	597	319
Net fee and commission income	232	217	140
Net trading income	61	88	56
Net investment income	7	91	16
Principal transactions	68	179	72
Other income	2	1	2
Total income	1,045	994	533
Impairment charges	(471)	(165)	(39)
Net income	574	829	494
Operating expenses excluding amortisation of intangible assets	(846)	(685)	(391)
Amortisation of intangible assets	(6)	(3)	(4)
Operating expenses	(852)	(688)	(395)
Share of post-tax results of associates and joint ventures	–	–	1
Profit on disposal of subsidiaries, associates and joint ventures	24	–	–
Profit before tax	(254)	141	100
Balance sheet information
Loans and advances to customers	£7.3bn	£9.7bn	£5.1bn
Customer accounts	£8.5bn	£9.3bn	£6.2bn
Total assets	£11.9bn	£13.9bn	£9.2bn
Risk weighted assets	£12.4bn	£14.6bn	£10.5bn
Performance ratios
Cost: income ratio	82%	69%	74%
Cost: net income ratio	148%	83%	80%

Note

a	Figures have been restated to exclude Barclays Russia, which was transferred from GRCB – Emerging Markets to GRCB – Western Europe during 2009.

Financial review

Analysis of results by business

continued

Global Retail and Commercial Banking

Absa

GRCB – Absa comprises three operating divisions: Retail Banking, Commercial Banking and a Bancassurance division. The Absa Group’s other businesses are Absa Capital, Absa Card and Absa Wealth, which are included in Barclays Capital, Barclaycard and Barclays Wealth respectively.

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

Absa’s business is conducted primarily in South Africa. In addition to this, the Group has equity holdings in banks in Mozambique and Tanzania.

Absa serves more than 11 million customers through a range of physical channels that include 1,062 distribution points and 8,560 ATMs, as well as electronic channels such as telephone and online banking.

Performance

2009/08

Profit before tax decreased 8% (£46m) to £506m (2008: £552m) owing to challenging market conditions. Modest Rand income growth and tight cost control were offset by increased impairment.

Income increased 16% (£351m) to £2,549m (2008: £2,198m) predominantly reflecting the impact of exchange rate movements.

Net interest income improved 18% (£196m) to £1,300m (2008: £1,104m) reflecting the appreciation in the average value of the Rand against Sterling and modest balance sheet growth. Average customer assets increased 17% to £32.5bn (2008: £27.7bn) driven by appreciation of the Rand against Sterling and modest growth in loans and advances. Retail and commercial mortgages remained relatively flat in 2009 while instalment finance showed a slight decline with the run-off outweighing new sales. Average customer deposits increased 29% to £17.4bn (2008: £13.5bn), primarily driven by the appreciation of the Rand and the increase in the number of customers. Retail and commercial deposits increased 3.9% and 4.6% respectively.

Net fee and commission increased 24% (£181m) to £943m (2008: £762m), reflecting pricing increases, volume growth and the impact of exchange rate movements.

Principal transactions increased £12m to £123m (2008: £111m) reflecting the impact of exchange rate movements and gains of £17m from the sale of shares in MasterCard, slightly offset by lower gains on economic hedges.

Net premiums from insurance contracts increased 26% (£60m) to £294m (2008: £234m) reflecting volume growth in short-term insurance contracts and the impact of exchange rate movements.

Other income decreased £53m to £60m (2008: £113m) reflecting the non-recurrence of the gain of £46m recorded on the Visa IPO in 2008.

Impairment charges increased £220m to £567m (2008: £347m) due to high delinquency levels in the retail portfolios as a result of continued consumer indebtedness, despite the decline in interest and inflation rates during the first half of the year. There was a slight improvement in impairment ratios in the second half of 2009.

Operating expenses increased 13% (£164m) to £1,469m (2008: £1,305m) reflecting the impact of exchange rate movements. Costs were tightly controlled in Rand.

42

2008/07

GRCB – Absa profit before tax decreased 8% (£45m) to £552m (2007: £597m), owing to challenging market conditions and the 7% depreciation in the average value of the Rand against Sterling. Profit before tax included a gain of £46m relating to the Visa IPO. Very strong Rand income growth was partially offset by increased impairment and investment in the expansion of the franchise by 176 distribution points to 1,177 (2007: 1,001).

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

Other income increased £36m to £113m (2007: £77m), reflecting a gain of £46m from the Visa IPO.

Impairment charges increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Operating expenses increased 3% (£38m) to £1,305m (2007: £1,267m). The cost:income ratio improved from 63% to 59%.

GRCB – Absa
	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	1,300	1,104	1,055
Net fee and commission income	943	762	684
Net trading income/(expense)	(5)	6	–
Net investment income	128	105	70
Principal transactions	123	111	70
Net premiums from insurance contracts	294	234	227
Other income	60	113	77
Total income	2,720	2,324	2,113
Net claims and benefits incurred under insurance contracts	(171)	(126)	(114)
Total income net of insurance claims	2,549	2,198	1,999
Impairment charges	(567)	(347)	(146)
Net income	1,982	1,851	1,853
Operating expenses excluding amortisation of intangible assets	(1,418)	(1,255)	(1,212)
Amortisation of intangible assets	(51)	(50)	(55)
Operating expenses	(1,469)	(1,305)	(1,267)
Share of post-tax results of associates and joint ventures	(4)	5	6
Profit on disposal of subsidiaries, associates and joint ventures	(3)	1	5
Profit before tax	506	552	597
Balance sheet information
Loans and advances to customers	£36.4bn	£32.7bn	£29.9bn
Customer accounts	£19.7bn	£17.0bn	£13.0bn
Total assets	£45.8bn	£40.4bn	£36.4bn
Risk weighted assets	£21.4bn	£18.8bn	£17.8bn
Performance ratios
Cost:income ratio	58%	59%	63%
Cost:net income ratio	74%	71%	68%

Financial review

Analysis of results by business

continued

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

Performance

2009/08

Barclays Capital profit before tax increased 89% to £2,464m (2008: £1,302m). The substantial increase in income and profit reflected very strong performances in the UK and Europe, and a transformation in the scale and service offering in the US through the integration of the Lehman Brothers North American businesses acquired in September 2008. Profit before tax was struck after credit market writedowns of £6,086m (2008: £8,053m), including £4,417m credit market losses (2008: £6,290m) and £1,669m of impairment (2008: £1,763m). The loss on own credit was £1,820m (2008: £1,663m gain). For more information on credit market losses, see page 82 and for more information on own credit losses, see Note 24 to the financial statements.

Income of £11,625m was up 122% (2008: £5,231m), reflecting excellent growth across the client franchise. Top-line incomea increased 81% to £17,862m (2008: £9,858m). Top-line income in Fixed Income, Currency and Commodities increased 76% and drove the strong increase in trading income following the expansion of the business and the associated increase in client flows. Top-line income in Equities and Prime Services increased 147% driven by the acquisition of the Lehman Brothers North American businesses with particularly strong performances in cash equities and equity derivatives.

Investment Banking, which comprises advisory businesses and equity and debt underwriting, more than doubled to £2,195m (2008: £1,053m) driven by origination and advisory activity. The cash equity business, along with Investment Banking, drove a significant rise in fee and commission income.

Losses in Principal Investments of £143m (2008: income of £299m) contributed to the overall net investment loss of £164m (2008: income of £559m).

Impairment charges of £2,591m (2008: £2,423m) included credit market impairment of £1,669m (2008: £1,763m) as discussed on page 81. Non credit market related impairment of £922m (2008: £660m) principally related to charges in the portfolio management, global loans and principal investment businesses. Impairment charges declined significantly in the second half of 2009.

Operating expenses increased 75% to £6,592m (2008: £3,774m), reflecting the inclusion of the acquired Lehman business. Compensation costs represented 38% of income, a reduction of 6 percentage points on the prior year.

2008/07

In an exceptionally challenging market environment in 2008, Barclays Capital profit before tax decreased 44% (£1,033m) to £1,302m (2007: £2,335m). Profit before tax included a gain on the acquisition of Lehman Brothers North American businesses of £2,262m. Absa Capital profit before tax grew 13% to £175m (2007: £155m).

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

The integration of the Lehman Brothers North American businesses was completed in the fourth quarter of 2008 and the acquired businesses made a positive contribution in the period following completion, with good results in equities, fixed income and advisory. There was a gain on acquisition of £2,262m. Not included in this gain is expenditure relating to integration of the acquired business.

Analysis of Total Income
	Year ended 31st December
	2009 £m	2008 £m	2007 £m
Fixed Income, Currency and Commodities	12,964	7,353	5,722
Equities and Prime Services	2,846	1,153	1,631
Investment Banking	2,195	1,053	921
Principal Investments	(143)	299	404
Top-line income[a]	17,862	9,858	8,678
Credit market losses in income	(4,417)	(6,290)	(2,217)
Own credit	(1,820)	1,663	658
Total Income	11,625	5,231	7,119

Note

a	Top-line income is a non-IFRS measure that represents income before own credit gains/losses and credit market write-downs. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods. For a reconciliation of top-line income to total income for Barclays Capital, see the “Analysis of Total Income” table on this page.

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

Operating expenses fell 5% (£199m) to £3,774m (2007: £3,973m) due to lower performance related pay, partially offset by operating costs of the acquired businesses. The cost:income ratio increased to 72% (2007: 56%) and the compensation cost:income ratio increased to 44% (2007: 42%). Amortisation of intangible assets increased £38m to £92m (2007: £54m).

Total headcount increased 6,900 to 23,100 (31st December 2007: 16,200). Prior to the acquisition of Lehman Brothers North American businesses, headcount during 2008 was materially unchanged except for hiring associated with the annual global graduate programme. The acquisition initially added 10,000 to the headcount but there were reductions in the fourth quarter of 2008 as the US businesses were integrated.

Barclays Capital

	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	1,598	1,724	1,179
Net fee and commission income	3,001	1,429	1,235
Net trading income	7,185	1,506	3,739
Net investment (loss)/income	(164)	559	953
Principal transactions	7,021	2,065	4,692
Other income	5	13	13
Total income	11,625	5,231	7,119
Impairment charges and other credit provisions	(2,591)	(2,423)	(846)
Net income	9,034	2,808	6,273
Operating expenses excluding amortisation of intangible assets	(6,406)	(3,682)	(3,919)
Amortisation of intangible assets	(186)	(92)	(54)
Operating expenses	(6,592)	(3,774)	(3,973)
Share of post-tax results of associates and joint ventures	22	6	35
Gain on acquisition	–	2,262	–
Profit before tax	2,464	1,302	2,335
Balance sheet information
Loans and advances to banks and customers at amortised cost	£162.6bn	£206.8bn	£135.6bn
Total assets	£1,019.1bn	£1,629.1bn	£839.9bn
Risk weighted assets	£181.1bn	£227.4bn	£178.2bn
Performance ratios
Cost: income ratio	57%	72%	56%
Cost: net income ratio	73%	134%	63%
Compensation:income ratio	38%	44%	42%
Average total income per employee (‘000)	£515	£281	£465
Other financial measures
Average DVaR (95%) [a]	£77.0m	£53.4m	£32.5m

Note

a	Average DVaR for 2008 and 2007 are calculated with a 98% confidence level.

Financial review

Analysis of results by business

continued

Investment Banking and Investment Management

Barclays Global Investors

Barclays Global Investors (BGI) was sold to BlackRock, Inc. (BlackRock) on 1st December 2009. As a result of the transaction we retain a 19.9% economic interest in the enlarged BlackRock Group.

Performancea

2009/08

Barclays Global Investors total profit before tax increased £6,484m to £7,079m (2008: £595m), including the profit arising from the sale of Barclays Global Investors to BlackRock. Consideration of £9,501m included 37.567 million new BlackRock shares valued at £5,294m as at 1st December 2009.

The profit on disposal before tax was £6,331m after deducting amounts relating to non-controlling interests, transaction costs and a break fee relating to the termination of CVC Capital Partners’ proposed purchase of the iShares business. Further information on the disposal is set out below. For more information on the sale of BGI and Barclays on-going relationship with BlackRock, see Note 38 to the financial statements.

Profit before tax excluding the profit on disposal increased 26% to £748m (2008: £595m) reflecting a recovery on liquidity support of £25m during 2009 (2008: charge of £263m) and an 18% appreciation in the average value of the US Dollar against Sterling. The 2009 results included 11 months of discontinued operations compared to 12 months for 2008. Total income grew 3% (£59m) to £1,903m (2008: £1,844m).

Net fee and commission income declined 8% (£160m) to £1,757m (2008: £1,917m) largely reflecting 11 months’ activity in the year.

Principal transactions increased £141m to a gain of £98m (2008: £43m loss) driven by sales of assets excluded from the disposal to BlackRock.

Operating expenses decreased 8% (£95m) to £1,154m (2008: £1,249m), benefiting from a recovery on liquidity support of £24m during 2009 (2008: charge of £263m), partially offset by exchange rate movements.

The continuing operations of BGI represent residual obligations under the cash support arrangements and associated liquidity support charges and, from 1st December 2009, included the Group’s 19.9% ongoing interest in BlackRock. This investment is accounted for as an available for sale equity investment, with no dividends being received during 2009. Profit before tax on continuing operations for 2009 increased by £368m to £22m (2008: £346m loss) primarily due to lower liquidity support charges.

Total assets as at 31st December 2009 reflect shares to the value of £5,386m held in BlackRock, with assets from continuing operations as at 31st December 2008 representing residual assets excluded from the disposal to BlackRock.

Profit on disposal information	As at 1st December 2009 £m
Consideration including hedging gains
– Cash	4,207
– BlackRock shares	5,294
Total consideration	9,501
Net assets disposed	(2,051)
CVC fee	(106)
Transaction costs	(433)
Amounts relating to non-controlling interests	(580)
Profit on disposal before tax	6,331

Note

a	Certain BGI total information may be considered non-IFRS measures because they present BGI results that combine continuing operations and discontinuing operations. See “Certain non-IFRS Measures” on page i for more information with respect to including BGI results within Group totals. For a reconciliation of the results of the continuing operations in respect of BGI to total BGI results which include both discontinued and continuing operations, see table on page 46.

46

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

The loss before tax on continuing operations increased to £346m (2007: £119m) principally reflecting the liquidity support charge recognised during the year.

	2009			2008			2007
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Income statement information
Net interest income/(expense)	10	33	43	(38)	–	(38)	(20)	12	(8)
Net fee and commission income	(2)	1,759	1,757	1	1,916	1,917	(1)	1,937	1,936
Net trading income/(loss)	20	1	21	(4)	(10)	(14)	–	5	5
Net investment income/(loss)	11	66	77	(29)	–	(29)	(9)	–	(9)
Principal transactions	31	67	98	(33)	(10)	(43)	(9)	5	(4)
Other income	1	4	5	(2)	10	8	–	2	2
Total income	40	1,863	1,903	(72)	1,916	1,844	(30)	1,956	1,926
Operating expenses excluding amortisation of intangible assets	(17)	(1,123)	(1,140)	(274)	(960)	(1,234)	(89)	(1,095)	(1,184)
Amortisation of intangible assets	–	(14)	(14)	–	(15)	(15)	–	(8)	(8)
Operating expenses	(17)	(1,137)	(1,154)	(274)	(975)	(1,249)	(89)	(1,103)	(1,192)
Profit on disposal of associates and joint ventures	(1)	–	(1)	–	–	–	–	–	–
Profit/(loss) before tax and disposal of discontinued operations	22	726	748	(346)	941	595	(119)	853	734
Profit on disposal of discontinued operations	–	6,331	6,331	–	–	–	–	–	–
Profit/(loss) before tax	22	7,057	7,079	(346)	941	595	(119)	853	734
Balance sheet information
Total assets	£5.4bn	–	£5.4bn	£0.7bn	£70.6bn	£71.3bn	£0.5bn	£88.7bn	£89.2bn

Financial review

Analysis of results by business

continued

Investment Banking and Investment Management

Barclays Wealth

Barclays Wealth focuses on private and intermediary clients worldwide. We are the UK’s leading wealth manager by client assets. We have 7,400 staff and manage total client assets of £151bn. We have 101 offices in 25 countries across EMEA, Asia and the Americas.

What we do

Barclays Wealth provides international and private banking, fiduciary services, investment management, and brokerage.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities, for example, offering world-class investment solutions with institutional quality products and services from Barclays Capital and Barclays Commercial Bank.

Performance

2009/08

Barclays Wealth profit before tax reduced 78% (£526m) to £145m (2008: £671m). The reduction in profit was principally due to the sale of the closed life assurance business in 2008 (2008: profit before tax of £104m and profit on disposal of £326m). Results were also affected by the integration of Lehman Brothers North American businesses (Barclays Wealth Americas), which made a loss of £39m.

Total income net of insurance claims increased 1% (£9m) to £1,333m (2008: £1,324m). Excluding the impact of the sale of the closed life business and the integration of Barclays Wealth Americas, income grew 3% as growth in the client franchise and the product offering offset the impact of adverse economic conditions.

Net interest income increased 4% (£18m) to £504m (2008: £486m) reflecting growth in customer lending. Average lending grew 27% to £12.3bn (2008: £9.7bn). Average 2009 deposits were in line with the prior year (2008: £37.2bn).

Net fee and commission income increased by 11% (£82m) to £802m (2008: £720m) driven by Barclays Wealth Americas.

The movements in principal transactions, net premiums from insurance contracts and net claims and benefits incurred under insurance contracts were due to the sale of the closed life assurance business in October 2008.

Impairment charges increased 16% (£7m) to £51m (2008: £44m). This increase reflected the impact of the current economic environment on client liquidity and collateral values and the substantial increase in the loan book over the last four years.

Operating expenses increased 22% to £1,138m (2008: £935m) principally reflecting the impact of the acquisition of Barclays Wealth Americas partially offset by the impact of the disposal of the closed life business in 2008.

Total client assets, comprising customer accounts and client investments were £151.3bn (31st December 2008: £145.1bn) with underlying net new asset inflows of £3bn.

48

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

Impairment charges increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the three years from 2006 to 2008 and the impact of the current economic environment on client liquidity and collateral values.

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

Barclays Wealth

	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	504	486	431
Net fee and commission income	802	720	739
Net trading income	7	(11)	3
Net investment income	13	(333)	52
Principal transactions	20	(344)	55
Net premiums from insurance contracts	–	136	195
Other income	7	26	19
Total income	1,333	1,024	1,439
Net claims and benefits incurred on insurance contracts	–	300	(152)
Total income net of insurance claims	1,333	1,324	1,287
Impairment charges	(51)	(44)	(7)
Net income	1,282	1,280	1,280
Operating expenses excluding amortisation of intangible assets	(1,114)	(919)	(967)
Amortisation of intangible assets	(24)	(16)	(6)
Operating expenses	(1,138)	(935)	(973)
Profit on disposal of associates and joint ventures	1	326	–
Profit before tax	145	671	307
Balance sheet information
Loans and advances to customers	£13.1bn	£11.4bn	£9.0bn
Customer accounts	£38.5bn	£42.4bn	£34.4bn
Total assets	£15.1bn	£13.3bn	£18.2bn
Risk weighted assets	£11.4bn	£10.3bn	£8.2bn
Performance ratios
Cost:income ratio	85%	71%	76%
Average net income generated per member of staff (‘000)	£169	£176	£188

Financial review

Analysis of results by business

continued

Head Office Functions and Other Operations

Head office functions and other operations comprises:

–	Head office and central support functions

–	Businesses in transition

–	Inter-segment adjustments

What we do

Head office functions and other operations comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them. Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Performance

2009/08

Head Office Functions and Other Operations loss before tax reduced £308m to £550m (2008: loss of £858m).

Total income increased £405m to £28m (2008: loss of £377m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations.

Net interest income decreased £689m to a loss of £507m (2008: profit of £182m) primarily due to an increase in costs in central funding activity due to the money market dislocation, increased liquidity requirements and lower income on shareholders’ funds due to the lower interest rate environment. This was partially offset by a £170m gain from a reclassification on consolidation for hedging derivatives with the corresponding expense being recorded in principal transactions.

Net fees and commission expense decreased £68m to £418m (2008: £486m) reflecting adjustments to eliminate inter-segmental transactions, offset by increases in fees for structured capital market activities to £191m (2008: £141m) and in fees paid to Barclays Capital for debt and equity raising and risk management advice to £174m (2008: £151m).

Losses associated with principal transactions increased £107m to £325m (2008: loss of £218m) predominantly due to a £170m increase in the consolidation reclassification adjustment on hedging derivatives.

Other income increased £1,160m to £1,186m (2008: £26m). During 2009, certain upper Tier 2 perpetual debt was exchanged for new issuances of lower Tier 2 dated loan stock resulting in a net gain of £1,164m. £1,170m of this gain was reflected in other income.

Operating expenses increased £119m to £570m (2008: £451m) reflecting a UK bank payroll tax charge of £190m (2008: £nil) in respect of 2009 cash compensation and £35m in respect of certain prior years awards which may fall within the proposed legislation, partially offset by a reduction of £55m in the costs relating to an internal review of Barclays compliance with US economic sanctions to £33m (2008: £88m).

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

Operating expenses increased £217m to £451m (2007: £234m). The main drivers of this increase were: a £101m charge for the Group’s share of levies that will be raised by the UK Financial Services Compensation Scheme; £64m increase in costs relating to an internal review of Barclays compliance with US economic sanctions; the non-recurrence of a £58m break fee relating to the ABN Amro transaction; lower rental income and lower proceeds on property sales.

Head office functions and other operations

	2009 £m	2008 £m	2007 £m
Income statement information
Net interest income	(507)	182	128
Net fee and commission income	(418)	(486)	(424)
Net trading (loss)/income	(291)	(245)	(66)
Net investment income/(expense)	(34)	27	(17)
Principal transactions	(325)	(218)	(83)
Net premiums from insurance contracts	92	119	152
Other income	1,186	26	35
Total income	28	(377)	(192)
Impairment (charges)/releases	(16)	(30)	(3)
Net income	12	(407)	(195)
Operating expenses excluding amortisation of intangible assets	(570)	(451)	(233)
Amortisation of intangible assets	–	–	(1)
Operating expenses	(570)	(451)	(234)
Share of post-tax results of associates and joint ventures	1	–	–
Profit on disposal of associates and joint ventures	7	–	1
Loss before tax	(550)	(858)	(428)
Balance sheet information
Total assets	£6.4bn	£3.1bn	£5.7bn
Risk weighted assets	£0.9bn	£0.4bn	£1.1bn

Our people

Global minimum standards

To maintain the right balance between overall control and effective local decision making we have established global governance frameworks and minimum standards to regulate how we manage and treat our employees around the world. The key areas covered by the minimum standards are summarised below.

Performance management and compensation

The performance and development process provides employees with the opportunity to have regular discussions with their line managers about their performance and to receive coaching for their personal development. The performance of employees is typically assessed twice a year and a performance rating is agreed with the line manager.

We are committed to the principle of pay for performance. Compensation is based on the performance of individuals and their businesses. Our compensation philosophy is to drive a high performance culture within the appropriate risk and governance frameworks.

Employee relations

Barclays recognises and works constructively with 30 employee representative organisations throughout the world.

Regular employee opinion surveys are used to assess employee engagement. The findings are benchmarked against other global financial services organisations and high-performing organisations.

Diversity and inclusion

Barclays operates across the globe and engages with employees across a wealth of diverse and rich cultures. Our mission is to create confidence and trust to do the right thing for both our customers and employees through creating a truly inclusive environment. We will achieve this through ensuring that everything we do treats people fairly through valuing diversity. An example of the progress made in this area is that currently three of our major businesses have female Chief Executive Officers who lead more than half of our employees globally.

Health and safety

Our commitment is to ensure the health, safety and welfare of our employees and to provide and maintain safe working conditions. Effective management of health and safety will have a positive effect on the services we provide. Good working climates will help our employees to perform better in serving our customers which in turn will create value for all our stakeholders – customers, employees, shareholders and the communities that we serve.

Training

Developing both existing and new employees is key to our future prosperity. We undertake this through formal classroom-based training and informal on-the-job training, education and coaching. Minimum mandatory training is provided to all employees to ensure that our employees understand Barclays policies and procedures and their role in meeting our regulatory responsibilities.

Corporate sustainability

Barclays in making progress on embedding sustainability into our business. We are ranked in the top quartile of global banks in the Dow Jones Sustainability Index. However, we realise we have a long way to go and will continue to build our programme in the year ahead. We have remained ‘open for business’ throughout the downturn, and at the same time have reinforced our commitment to be a responsible lender, providing access to credit and support while maintaining prudent lending standards. We are focused on offering a strong safe and responsible service that contributes to the economic progress of society as a whole.

As well as supporting our customers and client, and the communities in which we operate, we have:

–	developed our role as an equal opportunities employer;

–	taken action on climate issues; and

–	aimed to operate as a responsible global citizen.

The Group Executive Committee is responsible for our overall sustainability strategy, and works to support the Chief Executive in its implementation. This Committee, along with the Board, reviews progress against sustainability objectives twice a year, using a robust reporting framework that includes over 100 performance indicators.

Environment

As part of our commitment to minimising our environment footprint, we successfully made our global banking operations carbon neutral in 2009.

Barclays Climate Action Programme continues to focus on greater energy efficiency, as well as working with suppliers to reduce the CO2 emissions and developing products and services that will help our customers to do the same.

Partnerships are also a crucial part of the programme, such as our work with the World Wildlife Fund in eastern Africa to pioneer a new era of conservation in the region where communities are supported to utilise their resources more sustainably.

Many of our major environmental and social impacts are indirect and arise through business relationship with suppliers and clients. Our Environmental and Social Impact Assessment policy focuses on any lending we carry out in sensitive sectors and is also the mechanism by which we apply the Equator Principles to our projects. The Equator Principles are based on the International Finance Corporation’s Performance standards, which form the financial services industry standard to manage environmental and social risks in project finance deals above US$10m.

Our Environmental Risk Management team operates across the Group, and in 2009 it assessed more than 290 project and non-project finance transactions.

Risk management and governance
54	Risk management
54	Risk factors
59	Barclays risk management strategy
66	Credit risk management
94	Market risk management
99	Capital risk management
102	Liquidity risk management
105	Operational risk management
107	Statistical information
117	Supervision and regulation
119	Board and Executive Committee
122	Directors’ report
126	Corporate governance report
145	Remuneration report
162	Accountability and audit

Risk management

Risk factors

The following information sets forth the risk factors which the Group believes could cause its future results to differ materially from expected results. However, other factors could also adversely affect the Group’s results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

The Group’s approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risk framework, and definitions of the 13 Principal Risks are given below. A description of the Principal Risk framework is provided on page 62.

This summary of risk factors also includes a discussion of the impact of business conditions and the general economy, which are not Principal Risks but can impact risk factors such as credit and market risk and so influence the Group’s results.

Business conditions and general economy

Barclays operates a universal banking business model and its services range from current accounts for personal customers to inflation-risk hedging for governments and institutions. The Group also has significant activities in a large number of countries. There are, therefore, many ways in which changes in business conditions and the general economy can adversely impact Barclays profitability, be they at the level of the Group, the individual business units or the specific countries in which we operate.

The Group’s stress testing framework helps it understand the impact of changes in business conditions and the general economy, as well as the sensitivity of its business goals to such changes and the scope of management actions to mitigate their impact.

As the current downturn has shown, higher unemployment in the UK, US, Spain and South Africa has led to increased arrears in our credit card portfolios, while falls in GDP have reduced the credit quality of the Group’s corporate portfolios. In both cases, there is an increased risk that a higher proportion of the Group’s customers and counterparties may be unable to meet their obligations. In addition, declines in residential and commercial property prices have reduced the value of collateral and caused mark to market losses in some of the Group’s trading portfolios.

The business conditions facing the Group in 2010 are subject to significant uncertainties, most notably:

–	the extent and sustainability of economic recovery and asset prices in the UK, US, Spain and South Africa as governments consider how and when to withdraw stimulus packages;

–	the dynamics of unemployment in those markets and the impact on delinquency and charge-off rates;

–	the speed and extent of possible rises in interest rates in the UK, US and eurozone;

–	the possibility of further falls in residential property prices in the UK, South Africa and Spain;

–	the potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn;

–	possible additional deterioration in our remaining credit market exposures, including commercial real estate and leveraged finance;

–	the potential impact of deteriorating sovereign credit quality;

–	changes in the value of Sterling relative to other currencies, which could increase risk weighted assets and therefore raise the capital requirements of the Group; and

–	the liquidity and volatility of capital markets and investors’ appetite for risk, which could lead to a decline in the income that the Group receives from fees and commissions.

Principal Risk Factors

Retail and Wholesale Credit risk

Credit risk is the risk of suffering financial loss, should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances. However, credit risk may also arise where the downgrading of an entity’s credit rating causes a fall in the fair value of the Group’s investment in that entity’s financial instruments.

In a recessionary environment, such as that recently seen in the United Kingdom, the United States and other economies, credit risk increases.

Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself.

Another form of credit risk is settlement risk, which is the possibility that the Group may pay funds away to a counterparty but fail to receive the corresponding settlement in return. The Group is exposed to many different industries and counterparties in the normal course of its business, but its exposure to counterparties in the financial services industry is particularly significant. This exposure can arise through trading, lending, deposit-taking, clearance and settlement and many other activities and relationships. These counterparties include broker dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of these relationships expose the Group to credit risk in the event of default of a counterparty and to systemic risk affecting its counterparties. Where the Group holds collateral against counterparty exposures, it may not be able to realise it or liquidate it at prices sufficient to cover the full exposures. Many of the hedging and other risk management strategies utilised by the Group also involve transactions with financial services counterparties. The failure of these counterparties to settle, or the perceived weakness of these counterparties, may impair the effectiveness of the Group’s hedging and other risk management strategies.

The Group’s credit risk governance structure, management and measurement methodologies, together with an analysis of exposures to credit risk is detailed in the ‘Credit risk management’ section on page 66 and Note 47 to the financial statements on page 243.

An analysis of Barclays Capital’s credit market exposures is detailed on pages 81 to 89.

Market risk

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

The majority of market risk exposure resides in Barclays Capital. Barclays is also exposed to market risk through non-traded interest rate risk and the pension fund.

The Group’s future earnings could be affected by depressed asset valuations resulting from deterioration in market conditions. Financial markets are sometimes subject to stress conditions where steep falls in asset values can occur, as demonstrated by events in 2007 and 2008 affecting asset backed CDOs and the US sub-prime residential mortgage market and which may occur in other asset classes during an economic downturn. Severe market events are difficult to predict and, if they continue to occur, could result in the Group incurring additional losses.

From the second half of 2007, the Group recorded material net losses on certain credit market exposures, including ABS CDO Super Senior exposures. As market conditions change, the fair value of these exposures could fall further and result in additional losses or impairment charges, which could have a material adverse effect on the Group’s earnings. Such losses or impairment charges could derive from: a decline in the value of exposures; a decline in the ability of counterparties, including monoline insurers, to meet their obligations as they fall due; or the ineffectiveness of hedging and other risk management strategies in circumstances of severe stress.

The Group’s market risk governance structure, management and measurement methodologies, together with an analysis of exposures to both traded and non-traded market risk is detailed in the ‘Market risk management’ section on page 94 and Note 48 to the financial statements on page 257. Further details relating to the Group’s pension risk is included in Note 30 on page 210.

Capital risk

Capital risk is the risk that the Group has insufficient capital resources to:

–

meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

–	support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and

–	support its growth and strategic options.

Regulators assess the Group’s capital position and target levels of capital resources on an ongoing basis. Targets may increase in the future, and rules dictating the measurement of capital may be adversely changed, which would constrain the Group’s planned activities and contribute to adverse impacts on the Group’s earnings. During periods of market dislocation, increasing the Group’s capital resources in order to meet targets may prove more difficult or costly.

In December 2009 the Basel Committee on Banking Supervision issued a consultative document that outlined proposed changes to the definition of regulatory capital. These proposals are going through a period of consultation and are expected to be introduced by the beginning of 2013, with substantial transitional arrangements. While the proposals may significantly impact the capital resources and requirements of the Group, the Group maintains sufficient Balance Sheet flexibility to adapt accordingly.

Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities and investments. In extreme circumstances, lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. This risk is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events.

Risk management

Risk factors

continued

During periods of market dislocation the Group’s ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding may have a material effect on the earnings of the Group.

In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group’s ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.

The FSA issued its policy document on ‘strengthening liquidity standards’ on 5th October 2009 detailing the requirements for liquidity governance to be in place by 1st December 2009, and the quantitative requirements for liquidity buffers, which will be in place from 1st June 2010, although with an extended transition period of several years to meet the expected standards.

In addition, the Basel Committee on Banking Supervision released a consultative document ‘International framework for liquidity risk measurement, standards and monitoring’ in December 2009. This included two new key liquidity metrics. A liquidity coverage ratio aimed at ensuring banks have sufficient unencumbered high quality assets to meet cash outflows in an acute short-term stress and a net stable funding ratio to promote longer-term structural funding of bank’s balance sheet and capital market activities.

The Group’s liquidity risk management and measurement methodologies are detailed in the ‘Liquidity Risk Management’ section on page 102 and the ‘Liquidity Risk’ note to the financial statements on page 261.

Operations risk

Operations risk is the risk of losses from inadequate or failed internal processes and systems, caused by human error or external events. Operations risk has a broad scope and for that reason, the Group’s Risk Control Frameworks are defined at a more granular level within the overall Operations Principal Risk. These risks are transaction operations, new product development, premises, external suppliers, payments process and the management of information, data quality and records.

Financial crime risk

Financial crime risk is the risk that the Group suffers losses as a result of internal and external fraud or intentional damage, loss or harm to people, premises or moveable assets.

Technology risk

Technology is a key business enabler and requires an appropriate level of control to ensure that the most significant technology risks are effectively managed. Such risks include the non-availability of IT systems, inadequate design and testing of new and changed IT solutions and inadequate IT system security. Data privacy issues are covered under Regulatory Risk and external supplier issues relating to technology are covered under Operations Risk.

People risk

People risk arises from failures of the Group to manage its key risks as an employer, including lack of appropriate people resource, failure to manage performance and reward, unauthorised or inappropriate employee activity and failure to comply with employment related requirements.

Regulatory risk

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

In addition, the Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union (‘EU’), the United States, South Africa and elsewhere. All these are subject to change, particularly in an environment where recent developments in the global markets have led to an increase in the involvement of various governmental and regulatory authorities in the financial sector and in the operations of financial institutions. In particular, governmental and regulatory authorities in the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective banking sectors, including by imposing enhanced capital and liquidity requirements. Any future regulatory changes may potentially restrict the Group’s operations, mandate certain lending activity and impose other compliance costs.

Areas where changes could have an impact include:

–	the monetary, interest rate and other policies of central banks and regulatory authorities;

–	general changes in government or regulatory policy that may significantly influence investor decisions, in particular markets in which the Group operates;

–

general changes in regulatory requirements, for example, prudential rules relating to the capital adequacy framework and rules designed to promote financial stability and increase depositor protection;

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

Further details of specific matters that impact the Group are included in the Supervision and Regulation section on page 117 and Note 36 to the financial statements on page 222.

Financial reporting risk

Financial reporting risk arises from a failure or inability to comply fully with the laws, regulations or codes in relation to the disclosure of financial information. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Further details of the Group’s internal controls over financial reporting are included in the Accountability and Audit Section on page 162.

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

Further details of the Group’s legal proceedings are included in Note 35 to the financial statements on page 221.

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

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk, specifically:

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

Risk management

Risk factors

continued

Other Risk Factors

In addition to the 13 Principal Risks, the Group’s high-level risk classification includes four other ‘Level 1’ risks. These risks are in general less amenable to formal quantification than the Principal Risks in terms of risk measurement or setting risk appetite. However, they retain the potential to impact the Group’s performance.

Strategic Risk

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans are not delivered as anticipated, the Group’s earnings could grow more slowly or decline. In addition, the Group’s strategy could be impacted by revenue volatility due to factors such as macroeconomic conditions, inflexible cost structures, uncompetitive products or pricing and structural inefficiencies.

Change risk

Change risk arises when the Group needs to make extensive changes to its operations. The cost of implementation projects may overrun, or they may fail to achieve their objectives. Examples of situations in which change risk arises include the integration of acquired businesses, significant business unit restructuring, changes in target operating models, the roll-out of new and potentially disruptive technologies, the introduction of a single currency such as the euro, and Group-wide projects to implement significant new regulation such as Basel II.

Corporate sustainability risk

Corporate sustainability risk arises from the failure to identify and manage the impact of business decisions and activities on the community and the environment, covering the following themes: customers and clients, inclusive banking, the environment, diversity and responsible global citizenship. For more information, see page 52.

Brand management risk

Barclays defines brand risk as the failure to manage the visual identity of Barclays brands in an effective manner. This is distinct from reputational impact (damage to the general brand/reputation of Barclays), which is a potential by-product of financial, strategic or operational risks.

Risk management

Barclays risk management strategy

Barclays has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, our risk management objectives are:

–	To identify the Group’s material risks.

–	To formulate the Group’s Risk Appetite and ensure that business profile and plans are consistent with it.

–	To optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures.

–	To ensure that business growth plans are properly supported by effective risk infrastructure.

–	To manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions.

–	To help executives improve the control and co-ordination of risk taking across the business.

The Group’s strategy is to break down risk management into five discrete processes: direct, assess, control, report, and manage/challenge. Each of these processes is broken down further, to establish end to end activities within the risk management process and the infrastructure needed to support it (see panel below).

Assigning responsibilities

Responsibility for risk management resides at all levels within the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. Barclays distributes these responsibilities so that risk/return decisions are taken at the most appropriate level; as close as possible to the business, and subject to robust and effective review and challenge. The responsibilities for effective review and challenges reside with senior managers, risk oversight committees, Barclays Internal Audit, the independent Group Risk function, the Board Risk Committee and ultimately, the Board.

The Board is responsible for approving Risk Appetite, which is the level of risk the Group chooses to take in pursuit of its business objectives. At most of the Board’s scheduled meetings, the Chief Risk Officer presents a report summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework. It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive Management responsibilities relating to this are set via the Group’s Principal Risks Policy.

The Board Risk Committee (BRC) monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. Barclays first established a separate Board Risk Committee in 1999 and all members are non-executive directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course and the Chief Risk Officer has a dotted reporting line to the Chair. The BRC receives regular and comprehensive reports on the Group’s risk profile, the key issues affecting each business portfolio, risk measurement methodologies and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Chief Risk Officer or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities (see page 141).

Risk management

Barclays risk management strategy

continued

The Board Audit Committee receives quarterly reports on control issues of significance and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chair of the Board Audit Committee also sits on the Board Risk Committee. See page 136 for additional details on the membership and activities of the Board Audit Committee.

The Board HR and Remuneration Committee receives advice from the Board Risk Committee on the management of remuneration risk, including advice on the setting of performance objectives in the context of incentive packages.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given on pages 119 and 121. The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: www.aboutbarclays.com.

The Chief Risk Officer is a member of the Executive Committee and has overall day to day accountability for risk management under delegated authority from the Finance Director. The Finance Director must consult the Chairman of the Board Risk Committee in respect of the Chief Risk Officer’s performance appraisal and compensation as well as all appointments to or departures from the role.

Note

The	governance structure will not change following the restructure of the Group announced in November 2009.

The Chief Risk Officer manages the independent Group Risk function and chairs the Group Risk Oversight Committee, which monitors the Group’s risk profile relative to established risk appetite. Reporting to the Chief Risk Officer, and working in the Group Risk function, are risk-type heads for: retail credit risk, wholesale credit risk, market risk, operational risk, financial crime risk and capital analytics. Along with their teams, the risk-type heads are responsible for establishing a Group-wide framework for risk control framework and oversight. These risk-type teams liaise with each business as part of the monitoring and management processes.

In addition, each business unit has an embedded risk management function, headed by a business risk director. Business risk directors and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Group Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the Chief Risk Officer.

The risk type heads within the central Group Risk function and the business risk directors within the business units report to the Chief Risk Officer and are members of the Group Risk Oversight Committee.

Risk management

Barclays risk management strategy

continued

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and Executive Management over the effectiveness of controls, mitigating current and evolving high risks and in so doing enhancing the controls culture within the Group. The Board Audit Committee reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit.

An assessment by external advisers is also carried out periodically. In addition to the Committees shown in the chart, there is a Brand and Reputation Committee reviewing emerging issues with potentially significant reputational impact.

Risk management responsibilities are laid out in the Principal Risks Policy, which covers the categories of risk in which the Group has its most significant actual or potential risk exposures.

The Principal Risks Framework:

–	creates clear ownership and accountability;

–	ensures the Group’s risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks); and

–	ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Principal Risk is owned by a senior individual within Barclays, known as the Principal Risk Owner (PRO) who is required to document, communicate and maintain a risk control framework which makes clear the mandated control requirements in managing that Principal Risk, for every business across the firm.

These control requirements are given further specification, according to the business unit or risk type, to provide a complete and appropriate system of internal control.

Business unit and Group centre heads are responsible for obtaining ongoing assurance that the controls they have put in place to manage the risks to their business objectives are operating effectively. Six-monthly reviews support the regulatory requirement for the Group to make a statement about its system of internal controls (the ‘Turnbull’ statement), in the Annual Report and Accounts.

PROs report their assessments of the risk exposure and control effectiveness to Group-level oversight committees. Their assessments form the basis of the reports that go to the Board Risk Committee.

Setting and using Risk Appetite

Risk Appetite is the level of risk the Group chooses to take in pursuit of its business objectives.

As part of the yearly planning process, we add up our estimated bad debts charges and ask ourselves if that potential level of credit loss is consistent with our strategy, with our business position, and with our capital.

The starting point is the total expected credit loss, assuming the base case economic forecast. To gain a more rounded understanding of the risk, the Group estimates credit losses based on the kind of stressed conditions that can be expected to occur approximately once every seven years (moderate stress) and once every 25 years (severe stress). These potentially larger but increasingly less likely levels of loss are illustrated in the Risk Appetite concepts chart below.

Risk Appetite is prepared for the Board, as part of the formal planning process. The Board requires credible plans that show the Executive is aware of risk sensitivities and potential downside cases, and is investing capital into sustainable businesses over an economic cycle. The Chief Risk Officer leads the discussion at the Executive and Board levels. If the projections entail too high a level of risk, management will challenge each area to find new ways to rebalance the business mix to incur less overall risk. Performance against Risk Appetite is measured and reported to the Executive and Board regularly throughout the year.

As well as credit risk, the Risk Appetite framework also considers market and operational risks.

Barclays uses Risk Appetite to:

–	improve management confidence and debate regarding our risk profile;

–	give executives greater control and co-ordination of risk-taking across businesses;

–	re-balance the risk profile of the medium-term plan to achieve a superior risk-return profile; and

–	identify unused risk capacity.

There is a second element to Risk Appetite setting in Barclays: the extensive system of Mandate and Scale limits, which are set by the independent Group Risk function, formally monitored each month and subject to Board-level oversight.

The framework operates through limits and triggers, which work in tandem with clearly defined lending criteria for specific sectors, industries and products, in order to maintain asset quality.

For example, in the UK mortgage business a series of explicit mandate and scale limits have kept the average loan to value of the portfolio at conservative levels, set an upper boundary on the proportion of buy-to-let customers, and set at ‘zero’ our appetite to offer self-certified mortgages.

In our commercial property finance portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic market. To ensure that limits are aligned to the underlying risk characteristics, the Mandate and Scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development and for senior and subordinated lending. Since the onset of the global economic downturn, these limits have been reduced significantly and the frequency of review has been increased.

Barclays uses the Mandate and Scale framework to:

–	limit concentration risk;

–	keep business activities within Group and individual business mandate;

–	ensure activities remain of an appropriate scale relative to the underlying risk and reward; and

–	ensure risk-taking is supported by appropriate expertise and capabilities.

–

As well as Group-level Mandate and Scale limits, further limits are set by risk managers within each business unit, covering particular portfolios. Taken as a whole, the Risk Appetite framework provides a basis for the allocation of risk capacity across the Barclays Group.

Risk management

Barclays risk management strategy

continued

Modelling risk

Risk taking on any meaningful scale requires quantification. Barclays uses risk models in an extensive range of decisions, from credit grading, pricing and approval to portfolio management, risk appetite setting, economic capital allocation and regulatory capital calculations.

The key inputs into the models used to quantify credit risk are:

–	Probability of default (PD).

–	Exposure at default (EAD).

–	Loss given default (LGD).

These models are used in a range of applications that measure credit risk across the Group. For example, Barclays can assign an expected loss over the next 12 months to each customer by multiplying these three factors. We calculate probability of default (PD) by assessing the credit quality of borrowers and other counterparties. For the sake of illustration, suppose a customer has a 0.5% probability of defaulting over a 12-month period. The exposure at default (EAD) is our estimate of what the outstanding balance will be, if the customer does default. Supposing the current balance is £1,000, our models might predict a rise to £1,200 by then. Should customers default, some part of the exposure is usually recovered. The part that is not recovered, together with the economic costs associated with the recovery process, comprise the loss given default (LGD), which is expressed as a percentage of EAD. Supposing the LGD in this case is estimated to be 30%, the expected loss for this customer is: 0.5% x £1,200 x 30% or £1.80.

The Group has an extensive range of models in use, covering estimations of PD, EAD, LGD as well as many other types of risk besides credit risk. The models are developed and owned by each business unit and used to measure risk in their portfolios. To minimise the risk of loss through model failure, the Group Model Risk Policy (GMRP) was developed. It is managed by the independent Group Risk function and was reviewed and expanded during 2009.

The GMRP helps reduce the potential for model failure by setting Group-wide minimum standards for the model development and implementation process. The GMRP also sets the Group governance processes for all models, which allows model performance and risk to be monitored, and seeks to identify and escalate any potential problems at an early stage.

To ensure that the governance process is effective, and that management time is focused on the more material models, each model is provided with a materiality rating. The GMRP defines the materiality ranges for all model types, based on an assessment of the impact to the Group in the event of a model error. The final level of model sign-off is based on materiality, with all of a business unit’s models initially being approved in business unit committees. The more material models are also approved at the Group-level Material Models Technical Committee, and the most material models require further approval by the Executive Models Committee, a sub-committee of Group Executive Committee.

This process ensures that the most significant models are subject to the most rigorous review, and that senior management have a good understanding of the most material models in the Group. Although the final level of model sign-off will vary, depending on model materiality, the standards required by the GMRP do not change with the materiality level.

The GMRP also sets detailed standards that a model must meet during development and subsequent use. For new models, documentation must be sufficiently detailed to allow an expert to understand all aspects of model development such that they could reproduce the model. It must include a description of the data used for model development, the methodology used (and the rationale for choosing such a methodology), a description of any assumptions made, as well as details of the strengths and weaknesses of the model.

All new models are subject to validation and independent review before they can be signed off for implementation. The model validation exercise must demonstrate that the model is fit for purpose and provides accurate estimates. The independent review ensures that the model development has followed a robust process and that the standards of the GMRP have been met, as well as ensuring that the model satisfies business and regulatory requirements. In addition, the most material models are subject to independent review by Group Risk. Once implemented, all models are subject to post-implementation review. This confirms that the model has been implemented correctly and behaves as predicted.

The GMRP also sets the requirements for ongoing performance monitoring and the annual review process. Once implemented, all models within the Group are subject to ongoing performance monitoring to ensure that any deficiencies are identified early, and that remedial action can be taken before the decision-making process is affected. As part of this process, model owners set performance triggers and define appropriate actions for their models in the event that a trigger level is breached.

In addition to regular monitoring, models are subject to an annual validation process to ensure that they will continue to perform as expected, and that assumptions used in model development are still appropriate. In line with initial sign-off requirements, annual validations are also formally reviewed at the appropriate technical committee.

Within Barclays Capital, where models are used to value positions within the trading book, the positions are subject to regular independent price testing which covers all trading positions. Prices are compared with direct external market data where possible. When this is not possible, more analytic techniques are used, such as industry consensus pricing services. These services enable peer banks to compare structured products and model-input parameters on an anonymous basis. The conclusions and any exceptions to this exercise are communicated to senior levels of business management.

Externally developed models are subject to the same governance standards as internal models, and must be approved for use following the validation and independent review process. External models are also subject to the same standards for ongoing monitoring and annual validation requirements.

Stress testing

A fundamental duty of risk management is to ensure that organisations do not neglect to prepare for the worst event as they plan for success. Stress testing helps Barclays to understand how its portfolios would react if business conditions became significantly more challenging. We generate specific forward-looking scenarios and analyse how well our profitability would hold up, whether our levels of capital would be adequate and what managers could do ahead of time to mitigate the risk.

Stress tests capture a wide range of macroeconomic variables that are relevant to the current environment, such as:

–	GDP;

–	unemployment;

–	asset prices; and

–	interest rates.

The Board Risk Committee agrees the range of scenarios to be tested and the independent Group Risk function co-ordinates the process, using bottom-up analysis performed by the businesses. The results of the stress tests are presented to the Executive Committee, the Board Risk Committee, the Strategy Board and the UK Financial Services Authority (FSA).

In 2009, the range of stress scenarios included the stress test set out by the FSA as part of its assessment of the Group’s resilience to stressed credit risk, market risk and economic conditions over a five-year period. This stress scenario took into account a wide range of factors, including:

–	the Group’s revenue generation potential given stressed GDP and interest rates assumptions;

–	the probability of default and possible losses given default within its loan book; and

–	possible declines in the market value of assets held in the trading books.

Following this work and discussion with the FSA, the Group was able to confirm that its capital position and resources, after exposure to the stress, were expected to continue to meet the FSA’s capital requirements.

Barclays uses stress testing techniques at Group, portfolio and product level and across a range of risk types. For example, portfolio management in the US cards business employs stressed assumptions of unemployment to determine profitability hurdles for new accounts. And in the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates.

In the Investment Banking division, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on our positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Further details of the Group’s stress testing relating to liquidity risk is set out on page 102.

Risk management

Credit risk management

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to controlling it.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with our clients.

Barclays is also exposed to other credit risks arising from its trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

In managing credit risk, the Group applies the five-step risk management process. Credit risk management objectives are:

–	To establish a framework of controls to ensure credit risk-taking is based on sound credit risk management principles.

–	To identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio.

–	To control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations.

–	To monitor credit risk and adherence to agreed controls.

–	To ensure that risk-reward objectives are met.

In the review of Barclays credit risk management that follows, we first explain how the Group meets its credit risk management objectives through its organisation, structure and governance, measurement, reporting and system of internal ratings.

We then provide a summary of the Group’s total assets, including the asset types which give rise to credit risk and counterparty credit risk, namely: loans and advances, debt securities and derivatives.

On pages 68 to 79, we set out a detailed analysis of the Group’s loans and advances across a number of asset classes and businesses referencing significant portfolios and including summary measures of asset quality.

We provide disclosures and analyses of the credit risk profiles of these asset categories, beginning with Barclays Capital’s credit market exposures by asset class, covering current exposures, losses during 2009, sales and paydowns, foreign exchange movements and, where appropriate, details of collateral held, geographic spread, vintage and credit quality. These are given on pages 81 to 90.

Finally, additional analysis of debt securities and derivatives is provided on pages 91 to 93.

Organisation and structure

Barclays has structured the responsibilities of credit risk management so that decisions are taken as close as possible to the business, whilst ensuring robust review and challenge of performance, risk infrastructure and strategic plans.

The credit risk management teams in each business are accountable to the business risk directors in those businesses who, in turn, report to the heads of their businesses and also to the Chief Risk Officer.

The role of the Group Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Group Risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting Group Credit Risk Policies.

Group Credit Risk Policies currently in force include:

–	Maximum Exposure Guidelines to limit the exposures to an individual customer or counterparty;

–	Country risk policies to specify Risk Appetite by country and avoid excessive concentration of credit risk in individual countries;

–	Aggregation policy to set out the circumstances in which counterparties should be grouped together for credit risk purposes;

–	Expected loss policies to set out the Group approaches for the calculation of expected loss, i.e. Group measure of anticipated loss for exposures;

–	Repayment plans policy for setting the standards for repayment plans and restructures within retail portfolios; and

–

Impairment and provisioning policies to ensure that measurement of impairment accurately reflects incurred losses and that clear governance procedures are in place for the calculation and approval of impairment allowances.

The largest credit exposures are approved at the Group Credit Committee which is managed by Group Risk. Group Risk also manages and approves the Mandate and Scale limits and triggers which mitigate concentration risk and define appetite in risk sensitive areas of the portfolio such as commercial property finance (see page 63).

Group Risk also provides technical support, review and validation of credit risk measurement models across the Group.

The principal Committees that review credit risk management, approve overall Group credit policy and resolve all significant credit policy issues are the Board Risk Committee, the Group Risk Oversight Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Management Committee. Senior Group and business risk management are represented on the Group Risk Oversight Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Management Committee.

On a semi-annual basis, the Credit Risk Impairment Committee (CRIC) obtains assurance on behalf of the Group that all businesses are recognising impairment in their portfolios accurately, promptly and in accordance with policy, accounting standards and established governance.

CRIC is chaired by the Credit Risk Director and reviews the movements to impairment in the businesses, including those already agreed at Credit Committee, as well as potential credit risk loans, loan loss rates, asset quality metrics and impairment coverage ratios.

CRIC makes twice-yearly recommendations to the Board Audit

Committee on the adequacy of Group impairment allowances. Impairment allowances are reviewed relative to the risk in the portfolio, business and economic trends, current policies and methodologies, and our position relative to peer banks.

Measurement and internal ratings

The principal objective of credit risk measurement is to produce the most accurate possible quantitative assessment of the credit risk to which the Group is exposed, from the level of individual facilities up to the total portfolio. Integral to this is the calculation of internal ratings, which are used in numerous aspects of credit risk management and in the calculation of regulatory and economic capital. The key building blocks of this process are:

–	Probability of default (PD).

–	Exposure at default (EAD).

–	Loss given default (LGD).

To calculate probability of default (PD), Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the overall rating decision on individual large credits, such as internal and external models, rating agency ratings, and, for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model. Barclays recognises the need for two different expressions of PD depending on the purpose for which it is used. For the purposes of calculating regulatory and economic capital, long-run average through-the-cycle (TTC) PDs are required. However, for the purposes of pricing, PDs should represent the best estimate of probability of default given the current position in the credit cycle. Hence, point-in-time (PIT) PDs are also required.

Each PD model outputs an estimate of default probability that is PIT, TTC or a hybrid (e.g. a 50:50 blend). Bespoke conversion techniques, appropriate to the portfolio in question, are then applied to convert the model output to pure PIT and TTC PD estimates. In deriving the appropriate conversion, industry and location of the counterparty and an understanding of the current and long-term credit conditions are considered. Both PIT and the TTC PD estimates are recorded for each client.

Within Barclays, the calculation of internal ratings differs between wholesale and retail customers. For wholesale portfolios, the rating system is constructed to ensure that a client receives the same rating regardless of the part of the business with which it is dealing. To achieve this, a model hierarchy is adopted which requires users to adopt a specific approach to rating each counterparty depending upon the nature of the business and its location. A range of methods are utilised for estimating wholesale counterparty PDs. These include bespoke grading models developed within the Group (internal models), vendor models such as MKMV Credit Edge and RiskCalc, and a conversion of external alphabet ratings from either S&P, Moody’s or Fitch. Retail models, especially those used for capital purposes, are almost exclusively built internally using Barclays data. In many cases bureau data is used to complement internal data and in rare cases models developed by the credit bureau themselves are used in conjunction with internal models. In addition, in some low data/low default environments, external developments may also be utilised.

A key element of the Barclays wholesale framework is the PD Masterscale (see below). This scale has been developed to distinguish meaningful differences in the probability of default risk throughout the risk range. In contrast to wholesale businesses, retail areas rarely bucket exposures into generic grades for account management purposes (although they may be used for reporting purposes). Instead, accounts are managed at a more granular and bespoke level.

Exposure at default (EAD) represents the expected level of usage of the credit facility should default occur. At the point of default, the customer exposure can vary from the current position due to the combined effects of additional drawings, repayment of principal and interest and fees. EAD parameters are all derived from internal estimates and are determined from internal historical behaviour. The lower bound of EAD for regulatory capital purposes is the current balance at calculation of EAD. For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value should counterparties fail to perform their obligations.

Should a customer default, some part of the exposure is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process, comprise the loss given default (LGD), which is expressed as a percentage of EAD. The Group estimates an average LGD for each type of exposure using historical information. The level of LGD depends principally on: the type of collateral (if any); the seniority or subordination of the exposure; the industry in which the customer operates (if a business); the length of time taken for the recovery process and the timing of all associated cash flows; and the jurisdiction applicable and work-out expenses. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets, whether a business can readily be refinanced or the availability of a repayment source for personal customers. For the purposes of regulatory capital an adjustment is made to the modelled LGD to account for the increased losses experienced under downturn conditions, giving a ‘downturn LGD’.

Barclays PD Masterscale
Default grade/ TTC Band	Default Probability
	>=Min	Mid	<Max
1	0.00%	0.010%	0.02%
2	0.02%	0.025%	0.03%
3	0.03%	0.040%	0.05%
4	0.05%	0.075%	0.10%
5	0.10%	0.125%	0.15%
6	0.15%	0.175%	0.20%
7	0.20%	0.225%	0.25%
8	0.25%	0.275%	0.30%
9	0.30%	0.350%	0.40%
10	0.40%	0.450%	0.50%
11	0.50%	0.550%	0.60%
12	0.60%	0.900%	1.20%
13	1.20%	1.375%	1.55%
14	1.55%	1.850%	2.15%
15	2.15%	2.600%	3.05%
16	3.05%	3.750%	4.45%
17	4.45%	5.400%	6.35%
18	6.35%	7.500%	8.65%
19	8.65%	10.000%	11.35%
20	11.35%	15.000%	18.65%
21	18.65%	30.000%	100.00%

Risk management

Credit risk management

continued

Reporting

The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in five broad stages:

–	measuring exposures and concentrations;

–	monitoring weaknesses in portfolios;

–	identifying potential problem loans and credit risk loans (collectively known as potential credit risk loans or PCRLs);

–	raising allowances for impaired loans; and

–	writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through, for example, loans to banks, loan commitments and debt securities.

Barclays risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data.

One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions.

As a result, Barclays constantly reviews its concentration in a number of areas including, for example, geography, maturity, industry and investment grade (see below).

Diversification is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Group Risk Oversight Committee and the Board Risk Committee. Mandate and Scale limits are used to limit the stock of current exposures in a loan portfolio and the flow of new exposures into a loan portfolio. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria.

Fig. 1: Geographical analysis of loans and advances to customers
£m

1 UK
2 Other EU
3 US
4 Africa
5 Rest of World
09
08

Fig. 2: Maturity analysis of loans and advances to customers
£m

1 On demand
2 Not more than three months
3 Over three months but not more than one year
4 Over one year but not more than five years
5 Over five years
09
08

Fig. 3: Loans and advances to customers by industry
£m

2008
2009
Home loans
Financial services
Other personal
Business and other services
Property
Wholesale and retail, distribution and leisure
Manufacturing
Finance lease receivables
Energy and water
Transport
Construction
Postal and Communication
Agriculture, forestry and fishing
Government
0
25,000
50,000
75,000
100,000
125,000
150,000

Fig. 4: Exposure to sub-investment grade countries
% of total cross-border limits[a]

2008
2009
Egypt
Turkey
Kenya
Indonesia
Tanzania
Ghana
Pakistan
Zambia
Uganda
Columbia
Angola
Philippines
Venezuela
Mozambique
Argentina
0.00
0.05
0.10
0.15
0.20
0.25
0.30
0.35
0.40

Note

a	Total comprises all limits to cross-border counterparties (non-UK) where limits are greater than £10m.

Monitoring weaknesses in portfolios

Whilst the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they will reflect the differing nature of the assets.

As a matter of policy all facilities granted to corporate or wholesale customers are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

Corporate accounts that are deemed to contain heightened levels of risk are recorded on graded early warning lists or watchlists comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. These are updated monthly and circulated to the relevant risk control points. Once an account has been placed on watchlist (WL) or early warning list (EWL), the exposure is carefully monitored and, where appropriate, exposure reductions are effected.

Should an account become impaired, it will normally have passed through each of the three categories, which reflect the need for increasing caution and control. Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. While all obligors, regardless of financial health, are subject to a full review of all facilities on, at least, an annual basis, more frequent interim reviews may be undertaken should circumstances dictate.

Specialist recovery functions deal with clients in default, collection or insolvency. Their mandate is to maximise shareholder value via the orderly and timely recovery of impaired debts. Accounts can stay in Recoveries for up to two years unless a longer-term strategy has been agreed.

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified.

Retail accounts can be classified according to specified categories of arrears status (or cycle), which reflects the level of contractual payments which are overdue on a loan.

The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement. Once a loan has passed through all six cycles it will enter recovery status, having been charged off. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing (up to date) status, such as in the case of insolvency or death.

As a general principle, charge-off marks the point at which it becomes more economically efficient to treat an account through a recovery function or debt sale rather than a collections function. Economic efficiency includes the (discounted) expected amount recovered and operational and legal costs. Whilst charge-off is considered an irreversible state, in certain cases, it may be acceptable for mortgage and vehicle finance accounts to move back from charge-off to performing or delinquent states. This is only considered acceptable where local legislation requirements are in place, or where it is deemed that the customer has a renewed willingness to pay and there is a

Risk management

Credit risk management

continued

strong chance that they will be able to meet their contractual obligations in the foreseeable future.

For the majority of products, the standard period for charging off accounts is 180 days past due of contractual obligation. However, in the case of customer bankruptcy or insolvency, the associated accounts will be charged off within 60 days.

Within UKRB Local Business, accounts that are deemed to have a heightened level of risk, or that exhibit some unsatisfactory features which could affect viability in the short to medium term, are transferred to a separate ‘caution’ stream. Accounts on the caution stream are reviewed on at least a quarterly basis, at which time consideration is given to continuing with the agreed strategy, returning the customer to a lower risk refer stream, or instigating recovery/exit action.

Identifying potential credit risk loans

In line with disclosure requirements from the Securities Exchange Commission (SEC) in the US, the Group reports potentially and actually impaired loans as Potential Credit Risk Loans (PCRLs). PCRLs comprise two categories of loans: Potential Problem Loans (PPLs) and Credit Risk Loans (CRLs).

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a loan on an early warning or watch list deteriorates to the highest category (wholesale) or deteriorates to delinquency cycle 2 (retail), consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

– ‘Impaired loans’ comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

– The category ‘accruing past due 90 days or more’ comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value.

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

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

In terms of individual assessment, the trigger point for impairment is formal classification of an account as exhibiting serious financial problems and where any further deterioration is likely to lead to failure. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the corporate portfolios.

For collective assessment, the trigger point for impairment is the missing of a contractual payment. While the impairment allowance is calculated per individual account, the calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default are derived from statistical probabilities based on historical experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies mainly to the Group’s retail portfolios and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported.

The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis. This methodology ensures that the Group captures the loss incurred at the correct balance sheet date.

These impairment allowances are reviewed and adjusted at least

Note

Loan loss rate for the years prior to 2005 does not reflect the application of IAS 32, IAS 39 and IFRS 4.

quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement.

Where appropriate, the accuracy of this analysis is periodically assessed against actual losses (see Modelling Risk on page 64).

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment allowances to individual names with total impairment of more than £10m are presented to the Credit Committee for agreement.

Monitoring the loan loss rate (LLR) provides Barclays with one way of measuring the trends in the quality of the loan portfolio at the Group, business and product levels. At Barclays, the LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances.

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

–	Credit risk loans coverage ratio (Impairment allowances as a percentage of CRL balances).

–	Potential credit risk loans coverage ratio (Impairment allowances as a percentage of total CRL & PPL balances).

Appropriate coverage ratios will vary according to the type of product but can be broadly bracketed under three categories: secured retail home loans; unsecured and other retail products; and corporate facilities. Analysis and experience has indicated that, in general, the severity rates for these types of products are typically within the following ranges:

–	Secured retail home loans: 5%-20%.

–	Unsecured and other retail products: 65%-75%.

–	Corporate facilities: 30%-50%.

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time. In principal, a number of factors may affect the Group’s coverage ratios, including:

–

The mix of products within total CRL balances. Coverage ratios will tend to be lower when there is a high proportion of secured retail and corporate balances within total CRLs. This is due to the fact that the recovery outlook on these types of exposures is typically higher than retail unsecured products with the result that they will have lower impairment requirements.

–

The stage in the economic cycle. Coverage ratios will tend to be lower in the earlier stages of deterioration in credit conditions. At this stage, retail delinquent balances will be predominantly in the early delinquency cycles and corporate names will have only recently moved to CRL categories. As such balances attract a lower impairment requirement, the CRL coverage ratio will be lower.

–	The balance of PPLs to CRLs. The impairment requirements for PPLs are lower than for CRLs, so the greater the proportion of PPLs, the lower the PCRL coverage ratio.

–

Write-off policies. The speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of PCRL categories more quickly.

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

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2009 total write-offs of impaired financial assets increased by £461m to £3,380m (2008: £2,919m).

Risk management

Credit risk management

continued

Total assets and Barclays Capital credit market assets

Analysis of Total Assets		Accounting basis		Analysis of total assets						Sub analysis
Assets as at 31.12.09	Total assets £m	Fair value £m	Cost based measure £m	Derivatives £m	Loans and advances [a] £m	Debt securities and other bills [b] £m	Reverse repurchase agreements [c] £m	Equity securities [d] £m	Other £m	Credit market assets [e] £m
Cash and balances at central banks	81,483		81,483						81,483
Items in the course of collection from other banks	1,593		1,593						1,593
Treasury and other eligible bills	9,926	9,926				9,926
Debt securities	116,594	116,594				116,594				1,186
Equity securities	19,602	19,602						19,602
Traded loans	2,962	2,962			2,962
Commodities[f]	2,260	2,260							2,260
Trading portfolio assets	151,344	151,344			2,962	126,520		19,602	2,260	1,186
Financial assets designated at fair value
Loans and advances	22,390	22,390			22,390					6,941
Debt securities	4,007	4,007				4,007
Equity securities	6,256	6,256						6,256
Other financial assets[g]	8,658	8,658			557		7,757		344
Held for own account	41,311	41,311			22,947	4,007	7,757	6,256	344	6,941
Held in respect of linked liabilities to customers under investment contracts[h]	1,257	1,257							1,257
Derivative financial instruments	416,815	416,815		416,815						2,304
Loans and advances to banks	41,135		41,135		41,135
Loans and advances to customers	420,224		420,224		420,224					15,186
Debt securities	43,888	43,888				43,888				535
Equity securities	6,676	6,676						6,676
Treasury and other eligible bills	5,919	5,919				5,919
Available for sale financial instruments	56,483	56,483				49,807		6,676		535
Reverse repurchase agreements and cash collateral on securities borrowed	143,431		143,431				143,431
Other assets	23,853	1,207	22,646						23,853	1,200
Total assets as at 31.12.09	1,378,929	668,417	710,512	416,815	487,268	180,334	151,188	32,534	110,790	27,352
Total assets as at 31.12.08	2,052,980	1,356,614	696,366	984,802	542,118	224,692	137,637	39,173	124,558	41,208

Notes

a	Further analysis of loans and advances is on pages 68 to 79.

b	Further analysis of debt securities and other bills is on page 91.

c	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.

d	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

e	Further analysis of Barclays Capital credit market exposures is on pages 81 to 90. Undrawn commitments of £257m (2008: £531m) are off-balance sheet and therefore not included in the table above. This is a change in presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

f	Commodities primarily consists of physical inventory positions.

g	These instruments consist primarily of loans with embedded derivatives and reverse repurchase agreements designated at fair value.

h	Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Loans and advances to customers and banks

Total loans and advances to customers and banks net of impairment allowance fell 10% to £487,268m (31st December 2008: £542,118m). Loans and advances at amortised cost were £461,359m (31st December 2008: £509,522m) and loans and advances at fair value were £25,909m (31st December 2008: £32,596m).

Total loans and advances to customers and banks gross of impairment allowances fell by £43,941m (9%) to £472,155m (31st December 2008: £516,096m) due to an 18% reduction in the wholesale portfolios, principally in:

–

Barclays Capital, due to a decrease in the cash collateral held against derivative trades, a reduction in non-UK lending and a decrease in the value of other currencies relative to Sterling. This was partially offset by increases in lending due to restructuring of credit market assets and a reclassification of previously held for trading assets to loans and advances; and

–	Barclays Commercial Bank, due to reduced customer demand.

This was partially offset by a rise in loans and advances to customers across the majority of retail business units, notably in UK Retail Bank due to growth in the UK Home Finance portfolio.

Loans and advances held at fair value

Barclays Capital loans and advances held at fair value were £12,835m (31st December 2008: £19,630m). Included within this balance is £6,941m relating to credit market exposures, the majority of which are commercial real estate loans. The balance of £5,894m primarily comprises financial institutions and manufacturing loans.

Barclays Commercial Bank loans and advances held at fair value split between property, business and services and Government sectors, were £13,074m (31st December 2008: £12,966m). The fair value of these loans and any movements are matched by offsetting fair value movements on hedging instruments.

Loans and advances at amortised cost

As at 31st December 2009	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Impairment charge £m	Loan loss rates basis points
Wholesale – customers	218,110	4,604	213,506	10,990	5.0	3,430	157
Wholesale – banks	41,196	61	41,135	57	0.1	11	3
Total wholesale	259,306	4,665	254,641	11,047	4.3	3,441	133
Retail – customers	212,849	6,131	206,718	11,341	5.3	3,917	184
Total retail	212,849	6,131	206,718	11,341	5.3	3,917	184
Total	472,155	10,796	461,359	22,388	4.7	7,358	156

As at 31st December 2008
Wholesale – customers	266,750	2,784	263,966	8,144	3.1	2,540	95
Wholesale – banks	47,758	51	47,707	48	0.1	40	8
Total wholesale	314,508	2,835	311,673	8,192	2.6	2,580	82
Retail – customers	201,588	3,739	197,849	7,508	3.7	2,333	116
Total retail	201,588	3,739	197,849	7,508	3.7	2,333	116
Total	516,096	6,574	509,522	15,700	3.0	4,913	95

Loans and advances held at fair value	As at 31.12.09 £m	As at [a] 31.12.08 £m
Government	5,024	5,143
Financial Institutions	3,543	7,354
Transport	177	218
Postal and Communications	179	37
Business and other services	2,793	2,882
Manufacturing	1,561	238
Wholesale and retail distribution and leisure	664	1,110
Construction	237	412
Property	11,490	14,944
Energy and Water	241	258
Total	25,909	32,596

Note

a	2008 loans and advances held at fair value have been reanalysed to reflect changes in classification of assets.

Risk management

Credit risk management

continued

Impairment Charges

Impairment charges on loans and advances increased 50% (£2,445m) to £7,358m (2008: £4,913m). The increase was primarily due to economic deterioration and portfolio maturation, currency movements and methodology enhancements, partially offset by a contraction in loan balances. As a result of this increase in impairment and the fall in loans and advances, the impairment charges as a percentage of period end Group total loans and advances (loan loss rate) increased to 156bps (31st December 2008: 95bps). When measured against constant 2008 year-end loans and advances balances and impairment at average 2008 foreign exchange rates, the loan loss rate for the period was 135bps.

The impairment charge in Global Retail and Commercial Banking increased by 85% (£2,473m) to £5,395m (2008: £2,922m) as charges rose in all portfolios, reflecting deteriorating credit conditions across all regions. The loan loss rate for 2009 was 185bps (2008: 99bps).

In Investment Banking and Investment Management, impairment was broadly unchanged at £1,949m (2008: £1,980m). The loan loss rate for 2009 was 109bps (2008: 90bps).

The impairment charge against available for sale assets and reverse repurchase agreements increased by 41% (£207m) to £713m (2008: £506m), driven by impairment against credit market exposures.

Impairment Charges and Other Credit Provisions	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Impairment charges on loans and advances	7,330	4,584
Charges in respect of undrawn facilities and guarantees	28	329
Impairment charges on loans and advances	7,358	4,913
Impairment charges on reverse repurchase agreements	43	124
Impairment charges on available for sale assets	670	382
Impairment charges and other credit provisions	8,071	5,419

Impairment Charges by Business	Loans and advances £m	Available for sale assets £m	Reverse repurchase agreements £m	Total £m
Year Ended 31.12.2009
Global Retail and Commercial Banking	5,395	18	–	5,413
UK Retail Banking	936	–	–	936
Barclays Commercial Bank	960	14	–	974
Barclaycard	1,798	–	–	1,798
GRCB – Western Europe	663	4	–	667
GRCB – Emerging Markets	471	–	–	471
GRCB – Absa	567	–	–	567
Investment Banking and Investment Management	1,949	650	43	2,642
Barclays Capital[a]	1,898	650	43	2,591
Barclays Wealth	51	–	–	51
Head Office Functions and Other Operations	14	2	–	16

Total Impairment charges	7,358	670	43	8,071

Year Ended 31.12.2008
Global Retail and Commercial Banking	2,922	–	–	2,922
UK Retail Banking	602	–	–	602
Barclays Commercial Bank	414	–	–	414
Barclaycard	1,097	–	–	1,097
GRCB – Western Europe	297	–	–	297
GRCB – Emerging Markets	165	–	–	165
GRCB – Absa	347	–	–	347
Investment Banking and Investment Management	1,980	363	124	2,467
Barclays Capital[a]	1,936	363	124	2,423
Barclays Wealth	44	–	–	44
Head Office Functions and Other Operations	11	19	–	30

Total Impairment charges	4,913	382	124	5,419

Note

a	Credit market related impairment charges within Barclays Capital comprised £1,205m (2008: £1,517m) against loans and advances, £464m (2008: £192m) against available for sale assets and £nil (2008: £54m) against reverse repurchase agreements.

Credit Risk Loans

The Group’s Credit Risk Loans (CRLs) rose 43% to £22,388m (31st December 2008: £15,700m) in 2009. Balances were higher across Retail Home Loans, Retail Unsecured and Other and Corporate and Wholesale exposures reflecting the deterioration in credit conditions in the past year across Barclays areas of operations. The most notable increases were in the international businesses in Global Retail and Commercial Banking, with GRCB – Western Europe increasing the most as credit conditions deteriorated in Spain, Italy and Portugal. However, the rate of increase to the Group numbers has fallen during each quarter of 2009 from 17% in Q1 09 to 5% in Q4 09.

CRLs in Retail Home Loans increased by £1,076m (43%) to £3,604m (31st December 2008: £2,528m) and in Retail Unsecured and Other portfolios by £2,757m (55%) to £7,737m (31st December 2008: £4,980m) as credit conditions deteriorated and arrears balances rose in a number of regions, notably in: Absa Home Finance and Cards, GRCB – Western Europe, particularly in Spain and Italy; Barclaycard US cards; and in UK Retail Banking unsecured lending. CRLs also increased in GRCB – Western Europe following the purchase of the Citigroup cards portfolio in Portugal in December 2009.

CRLs in the Corporate and Wholesale portfolios rose 35% to £11,047m (31st December 2008: £8,192m). CRL balances were higher in all businesses, as economic conditions led to deterioration across default grades and a rise in impairment in most wholesale portfolios. The largest increases were in GRCB – Western Europe, Barclays Capital and Barclays Commercial Bank.

Potential Problem Loans

Balances within the Group’s Potential Problem Loans (PPLs) category rose by 37% to £3,368m (31st December 2008: £2,456m). The principal movements were in the Corporate and Wholesale portfolios, where PPLs rose £715m to £2,674m (31st December 2008: £1,959m). PPL balances increased in the retail portfolios to £694m (31st December 2008: £497m) as balances increased in the Retail Unsecured and Other portfolios. This was partially offset by a fall in PPL balances in Retail Home Loans.

Potential Credit Risk Loans

As a result of the increases in CRLs and PPLs, Group Potential Credit Risk Loan (PCRL) balances rose 42% to £25,756m (31st December 2008: £18,156m).

PCRL balances rose in Retail Home Loans by 34% to £3,739m (31st December 2008: £2,795m) and in Retail Unsecured and Other portfolios by 59% to £8,296m (31st December 2008: £5,210m) as delinquency rates rose across a number of portfolios, particularly in the UK, US, Spain and South Africa.

Total PCRL balances in the Corporate and Wholesale portfolios increased by 35% to £13,721m (31st December 2008: £10,151m) after a number of customers migrated into the CRL and PPL categories, reflecting higher default probabilities in the deteriorating global wholesale environment.

Impairment Allowances and Coverage Ratios

Impairment allowances increased 64% to £10,796m (31st December 2008: £6,574m), reflecting increases across the majority of businesses as credit conditions deteriorated during the year.

Retail impairment allowances rose by 99% in Retail Home Loans to £639m (31st December 2008: £321m) and by 61% in Retail Unsecured and Other portfolios to £5,492m (31st December 2008: £3,418m). The CRL coverage ratio in Retail Home Loans increased to 17.7% (31st December 2008: 12.7%), and the PCRL coverage ratio increased to 17.1% (31st December 2008: 11.5%). The CRL coverage ratio in Retail Unsecured and Others portfolios increased to 71.0% (31st December 2008: 68.6%). The PCRL coverage ratio increased to 66.2% (31st December 2008: 65.6%).

In the Corporate and Wholesale portfolios, impairment allowances increased 65% to £4,665m (31st December 2008: £2,835m). The CRL coverage ratio rose to 42.2% (31st December 2008: 34.6%), and the PCRL coverage ratio rose to 34.0% (31st December 2008: 27.9%).

The CRL coverage ratios in Retail Home Loans, Retail Unsecured and Other and Corporate and Wholesale portfolios remain within the ranges which are the typical severity rates for these types of products. As a result of the movements across these three portfolios, the Group’s CRL coverage ratio increased to 48.2% (31st December 2008: 41.9%), and its PCRL coverage ratio also increased to 41.9% (31st December 2008: 36.2%).

Potential Credit Risk Loans and Coverage Ratios	CRLs		PPLs		PCRLs
	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m
Home Loans	3,604	2,528	135	267	3,739	2,795
Unsecured and other	7,737	4,980	559	230	8,296	5,210
Retail	11,341	7,508	694	497	12,035	8,005
Corporate/Wholesale	11,047	8,192	2,674	1,959	13,721	10,151
Group	22,388	15,700	3,368	2,456	25,756	18,156

	Impairment allowance		CRL coverage		PCRL coverage
	31.12.09 £m	31.12.08 £m	31.12.09%	31.12.08%	31.12.09%	31.12.08%
Home Loans	639	321	17.7	12.7	17.1	11.5
Unsecured and other	5,492	3,418	71.0	68.6	66.2	65.6
Retail	6,131	3,739	54.1	49.8	50.9	46.7
Corporate/Wholesale	4,665	2,835	42.2	34.6	34.0	27.9
Group	10,796	6,574	48.2	41.9	41.9	36.2

Risk management

Credit risk management

continued

Wholesale Credit Risk

Loans and Advances to customers and banks in the wholesale portfolios decreased by £55,202m (18%) to £259,306m, primarily as a result of a £42,972m (21%) fall in Barclays Capital to £165,624m, due to a decrease in the cash collateral held against derivative trades, a reduction in non-UK lending and a decrease in the value of Sterling relative to other currencies. This was partially offset by increases in lending due to restructuring of credit market assets and a reclassification of previously held for trading assets to loans and advances.

The corporate and government lending portfolio declined 30% to £53,305m (31st December 2008: £76,556m) primarily due to reductions in non-UK lending, a decrease in the value of other currencies relative to Sterling and the repayment of leveraged finance loans.

Included within corporate and government lending and other wholesale lending portfolios are £5,646m (31st December 2008: £7,674m) of loans backed by retail mortgage collateral classified within financial institutions.

Loans and advances fell in Barclays Commercial Bank by £8,064m (12%) to £60,840m, due to reduced customer demand. Balances fell in both GRCB – Western Europe and GRCB – Emerging Markets, which was due, in part, to the depreciation of various currencies across the regions against Sterling. The increase of £1,429m (17%) of balances in GRCB –Absa was due to the appreciation of the Rand against Sterling during 2009. In Rand terms, balances were stable.

In the wholesale portfolios, the impairment charge against loans and advances rose by £861m (33%) to £3,441m (2008: £2,580m) mainly due to increases in:

–	Barclays Commercial Bank, reflecting rising default rates and lower asset values;

Wholesale loans and advances at amortised cost
As at 31.12.09	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances loans %	Impairment charge £m	Loan rates loss bps
BCB	60,840	679	60,161	1,837	3.0	960	158
Barclaycard	322	4	318	10	3.1	17	528
GRCB WE	12,690	466	12,224	1,435	11.3	328	258
GRCB EM	5,228	227	5,001	358	6.8	140	268
GRCB Absa	10,077	195	9,882	690	6.8	67	66
Barclays Capital	165,624	3,025	162,599	6,411	3.9	1,898	115
BGI	5	–	5	–	–	–	–
Barclays Wealth	3,495	43	3,452	179	5.1	17	49
Head office	1,025	26	999	127	12.4	14	137
Total	259,306	4,665	254,641	11,047	4.3	3,441	133

As at 31.12.08
BCB	68,904	504	68,400	1,181	1.7	414	60
Barclaycard	301	2	299	20	6.6	11	365
GRCB WE	15,750	232	15,518	579	3.7	125	79
GRCB EM	7,233	122	7,111	190	2.6	36	50
GRCB Absa	8,648	140	8,508	304	3.5	19	22
Barclays Capital	208,596	1,796	206,800	5,743	2.8	1,936	93
BGI	834	–	834	–	–	–	–
Barclays Wealth	3,282	28	3,254	174	5.3	28	85
Head office	960	11	949	1	0.1	11	115
Total	314,508	2,835	311,673	8,192	2.6	2,580	82

Analysis of wholesale loans and advances at amortised cost net of impairment allowances
	Corporate		Government		Settlement balances & cash collateral		Other wholesale		Total wholesale
Wholesale	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m
BCB	59,979	67,741	182	659	–	–	–	–	60,161	68,400
Barclaycard	318	299	–	–	–	–	–	–	318	299
GRCB WE	12,184	15,226	14	32	–	–	26	260	12,224	15,518
GRCB EM	4,044	5,074	170	1,709	–	–	787	328	5,001	7,111
GRCB Absa	8,695	8,480	263	28	–	–	924	–	9,882	8,508
Barclays Capital	49,849	72,796	3,456	3,760	55,672	79,418	53,622	50,826	162,599	206,800
BGI	5	834	–	–	–	–	–	–	5	834
Barclays Wealth[a]	2,818	2,691	162	105	–	–	472	458	3,452	3,254
Head office	999	949	–	–	–	–	–	–	999	949
Total	138,891	174,090	4,247	6,293	55,672	79,418	55,831	51,872	254,641	311,673

Note

a	2008 Barclays Wealth analysis of Wholesale loans and advances has been reanalysed to reflect changes in the reclassification of assets.

77

–

GRCB – Western Europe, reflecting the economic deterioration in Spain which has impacted the commercial, construction and SME portfolios in particular, together with the appreciation of the average value of the Euro against Sterling; and

–

GRCB – Emerging Markets as credit conditions continued to deteriorate resulting in a small number of higher value single name charges and the appreciation of the average value of a number of currencies against Sterling.

Impairment in Barclays Capital of £1,898m (2008: £1,936m) was broadly in line with 2008, as a fall in the impairment charge against credit market exposures was partially offset by a rise in the impairment charge against non-credit market exposures.

The loan loss rate across the Group’s wholesale portfolios for 2009 was 133bps (2008: 82bps), reflecting the rise in impairment and the 18% reduction in wholesale loans and advances.

As we enter 2010, the principal uncertainties relating to the performance of the wholesale portfolios are:

–	the extent and sustainability of economic recovery and asset prices in the UK, US, Spain and South Africa as governments consider how and when to withdraw stimulus packages;

–	the potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn;

–	possible additional deterioration in our remaining credit market exposures, including commercial real estate and leveraged finance; and

–	the potential impact of deteriorating sovereign credit quality.

Analysis of Barclays capital wholesale loans and advances at amortised cost
As at 31.12.09	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk Loans £m	CRLs % of gross loans and advance %	Impairment Charge £m	Loan loss rates basis points
Loans and advances to banks
Cash collateral and settlement balances	15,893	–	15,893	–	–	–	–
Interbank lending	21,722	61	21,661	57	0.3	14	6
Loans and advances to customers
Corporate and Government lending	54,342	1,037	53,305	2,198	4.0	1,115	205
ABS CDO Super Senior	3,541	1,610	1,931	3,541	100.0	714	2,016
Other wholesale lending	30,347	317	30,030	615	2.0	55	18
Cash collateral and settlement balances	39,779	–	39,779	–	–	–	–
Total	165,624	3,025	162,599	6,411	3.9	1,898	115

As at 31.12.08
Cash collateral and settlement balances	19,264	–	19,264	–	–	–	–
Interbank lending	24,086	51	24,035	48	0.2	40	17
Loans and advances to customers
Corporate and Government lending	77,042	486	76,556	1,100	1.4	305	40
ABS CDO Super Senior	4,117	1,013	3,104	4,117	100.0	1,383	3,359
Other wholesale lending	23,933	246	23,687	478	2.0	208	87
Cash collateral and settlement balances	60,154	–	60,154	–	–	–	–
Total	208,596	1,796	206,800	5,743	2.8	1,936	93

Risk management

Credit risk management

continued

Retail Credit Risk

Loans and advances to customers in the retail portfolios increased by £11,261m (6%) to £212,849m. Balances grew in most businesses with the largest increase in UK Retail Banking, which increased by £4,981m (5%) to £101,064m primarily in the UK Home Finance portfolio. There was modest growth in balances to local businesses but a moderate decline in balances relating to unsecured loans and overdrafts. GRCB – Western Europe increased by £2,517m (6%), which primarily reflected growth in Italy and Portugal following the expansion of the franchise, principally across mortgages and cards. This growth was partially offset by the appreciation of the Euro against Sterling. The increase of £2,611m (11%) of balances in GRCB – Absa was due to the appreciation of the Rand against Sterling during 2009. In Rand terms, balances fell by 3%. Balances in GRCB –Emerging Markets were £483m (12%) lower, in part reflecting movements in Sterling against local currencies.

Total home loans to retail customers rose by £9,254m (7%) to £149,099m (31st December 2008: £139,845m). The UK Home Finance portfolios within UK Retail Banking grew 7% to £87,943m (31st December 2008: £82,303m).

Unsecured retail credit (credit card and unsecured loans) portfolios fell 7% to £37,733m (31st December 2008: £40,437m).

In the retail portfolios, the impairment charge against loans and advances rose by £1,584m (68%) to £3,917m (2008: £2,333m) as economic conditions, particularly unemployment, deteriorated across all regions. Policy and methodology enhancements, currency movements and portfolio maturation also had an impact. The largest increase was in Barclaycard, which increased by £695m (64%) to £1,781m, mainly driven by higher delinquencies and deteriorating economic conditions in the United Kingdom and the United States as well as portfolio maturation. The increase of £334m (55%) to £936m in UK Retail Banking was primarily due to lower recoveries and policy and methodology enhancements. Impairment charges in GRCB – Western Europe and GRCB – Emerging Markets were impacted by increased delinquency rates as credit conditions deteriorated particularly in Spain and India. Impairment increased in GRCB – Absa as a result of high delinquency levels due to consumer indebtedness and increased debt counselling balances following the enactment of the 2007 National Credit Act.

The loan loss rate across the Group’s retail portfolios for 2009 was 184bps (2008: 116bps).

As we enter 2010, the principal uncertainties relating to the performance of the Group’s retail portfolios are:

–	the extent and sustainability of economic recovery in the UK, US, Spain and South Africa as governments consider how and when to withdraw stimulus packages;

–	the dynamics of unemployment in those markets and the impact on delinquency and charge-off rates;

Retail loans and advances to customers at amortised cost

As at 31.12.09	Gross loans & advances £m	Impairment allowance £m	Loans & advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans & advances %	Impairment charge £m	Loan loss rates bp
UKRB	101,064	1,587	99,477	3,108	3.1	936	93
Barclaycard	29,460	2,670	26,790	3,392	11.5	1,781	605
GRCB WE	41,514	689	40,825	1,411	3.4	335	81
GRCB EM	3,521	474	3,047	551	15.6	331	940
GRCB Absa	27,288	655	26,633	2,573	9.4	500	183
Barclays Wealth	10,002	56	9,946	306	3.1	34	34
Total	212,849	6,131	206,718	11,341	5.3	3,917	184

As at 31.12.08
UKRB	96,083	1,134	94,949	2,403	2.5	602	63
Barclaycard	29,390	1,677	27,713	2,566	8.7	1,086	370
GRCB WE	38,997	306	38,691	798	2.0	172	44
GRCB EM	4,004	187	3,817	175	4.4	129	322
GRCB Absa	24,677	411	24,266	1,518	6.2	328	133
Barclays Wealth	8,437	24	8,413	48	0.6	16	19
Total	201,588	3,739	197,849	7,508	3.7	2,333	116

	Home loans		Cards and unsecured loans		Other retail		Total retail
	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m
UK Retail Banking	87,943	82,303	7,329	8,294	4,205	4,352	99,477	94,949
Barclaycard	–	–	21,564	23,224	5,226	4,489	26,790	27,713
GRCB – Western Europe	34,592	33,807	3,513	4,423	2,720	461	40,825	38,691
GRCB – Emerging Markets	452	556	2,502	2,872	93	389	3,047	3,817
GRCB – Absa	20,492	18,411	1,003	43	5,138	5,812	26,633	24,266
Barclays Wealth [a]	5,620	4,768	1,822	1,581	2,504	2,064	9,946	8,413
Total	149,099	139,845	37,733	40,437	19,886	17,567	206,718	197,849

Note

a	2008 Barclays Wealth analysis of retail loans and advances to customers has been reanalysed to reflect changes in the classification of assets.

–	the speed and extent of possible rises in interest rates in the UK, US and eurozone; and

–	the possibility of any further falls in residential property prices in the UK, South Africa and Spain.

Home Loans

The Group’s principal home loans portfolios continued largely to be in the UK Retail Banking Home Finance business (59% of the Group’s total), GRCB – Western Europe (23%) primarily Spain and Italy, and South Africa (14%). The credit quality of the principal home loan portfolios reflected low LTV lending. Using current valuations, the average LTV of the portfolios as at 31st December 2009 was 43% for UK Home Finance (31st December 2008: 40%), 51% for Spain (31st December 2008: 48%) and 42% for South Africa (31st December 2008: 41%). The average LTV for new mortgage business during 2009 at origination was 48% for UK Home Finance (31st December 2008: 47%), 55% for Spain (31st December 2008: 63%) and 53% for South Africa (31st December 2008: 58%). The percentage of balances with an LTV of over 85% based on current values was 14% for UK Home Finance (31st December 2008: 10%), 7% for Spain (31st December 2008: 5%) and 27% for South Africa (31st December 2008: 25%). In the UK, buy-to-let mortgages comprised 6% of the total stock as at 31st December 2009.

Impairment charges rose across the home loans portfolios, reflecting the impact of lower house prices as well as some increases in arrears rates.

Three-month arrears as at 31st December 2009 were 1.04% for UK mortgages (31st December 2008: 0.91%), 0.63% for Spain (31st December 2008: 0.51%), as credit conditions deteriorated and 4.07% for South Africa (31st December 2008: 2.11%), due to consumer indebtedness and increased debt counselling balances following the enactment of the 2007 National Credit Act.

Repossessions

The number of properties in repossession in UK Home Loans remained very low during 2009. At the end of 2009 there were 196 properties in repossession, 40 higher than the previous year (31st December 2008: 156).

Credit Cards and Unsecured Loans

The Group’s largest card and unsecured loan portfolios are in the UK (56% Group total). The US cards portfolio accounts for 20% of the total exposure, where Barclaycard’s portfolio is largely prime credit quality (FICO score of 660 or more).

Arrears rates in the UK Cards portfolio rose during the year to 1.79% (31st December 2008: 1.57%), reflecting the impact of the economic downturn. Repayment Plan balances grew to support government initiatives to supply relief to customers experiencing financial difficulty. As a percentage of the portfolio, three-month arrears rates rose during 2009 to 2.74% for UK Loans (31st December 2008: 2.28%) and 3.31% for US Cards (31st December 2008: 2.32%).

Number of Repossessions in UK Home Finance

	As at 31.12.09	As at 31.12.08
Residential and buy-to-let mortgage portfolios	196	156

Home loans – distribution of balances by loan to value (current valuations)a

	UK		Spain[b]		South Africa[c]
	31.12.09%	31.12.08%	31.12.09%	31.12.08%	31.12.09%	31.12.08%
<= 75%	74.5	78.3	83.2	86.7	57.8	60.5
> 75% and <= 80%	6.3	6.1	5.6	4.8	7.1	7.5
> 80% and <= 85%	5.4	5.5	4.4	3.7	7.7	7.2
> 85% and <= 90%	4.6	4.5	3.2	1.6	7.6	7.6
> 90% and <= 95%	3.4	2.5	1.7	1.3	7.8	6.7
> 95%	5.8	3.1	1.9	1.9	12.0	10.5
Mark to market LTV %	43	40	51	48	42	41
Average LTV on new mortgages	48	47	55	63	53	58

Home loans – 3 month arrears[d]
	As at 31.12.09%	As at 31.12.08%
UK	1.04	0.91
Spain	0.63	0.51
South Africa	4.07	2.11

Unsecured lending 3 month arrears[e]
	As at 31.12.09%	As at 31.12.08%
UK Cards[f]	1.79	1.57
UK Loans[g]	2.74	2.28
US Cards[h]	3.31	2.32

Notes

a	Based on the following portfolios: UK: UKRB Residential Mortgages and Buy to Let portfolios; Spain: GRCB – Western Europe Spanish retail home finance portfolio; and South Africa: GRCB – Absa retail home finance portfolio.

b	Spain mark to market methodology as per Bank of Spain requirements.

c	South Africa mark to market methodology will be revised in 2010 to incorporate additional granularity.

d	Defined as total 90 day + delinquent balances as a percentage of outstandings.

e	Defined as total 90 day + delinquent balances as a percentage of outstandings. Includes accounts on repayment plans but excludes the balances in the legal book.

f	UK Cards includes Branded Cards and Goldfish.

g	UK Loans based on Barclayloans and Personal Loans from Barclaycard.

h	Excludes Business Card; December 2009 includes US Airways.

Risk management

Credit risk management

continued

Expected loss

Basel II, introduced in 2008, includes, for those aspects of an entity’s exposures that are on an Internal Ratings Based (IRB) approach, a statistical measure of credit losses known as Expected Loss (EL). EL is an estimate of the average loss amount from:

– defaulted and past due items at the reported date (i.e. incurred losses); and

– modelled default events over a 12-month forward period for performing exposures.

On the performing portfolios, EL is calculated as the product of Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD).

– EL is assessed against both the performing and non-performing parts of the Group’s portfolios.

– EL considers average credit conditions, generally uses a ‘through-the-cycle’ PD and incorporates an adjustment to LGD which represents economic conditions in a downturn.

The aspect of an entity’s exposures that are not on an IRB approach will continue to be measured on the standardised approach, against which Basel II does not assess EL. For this purpose, the regulatory impairment allowance on IRB and standardised portfolios gives an indication of credit losses on the standardised book.

EL is reflected in the calculation of capital supply, such that, for IRB portfolios, 50% of the excess of EL over total impairment allowances and valuation adjustments is deducted from each of Tier 1 and Tier 2 capital. If total impairment allowances and valuation adjustments exceed EL, then this excess can be added to Tier 2 capital. As at 31st December 2009, EL exceeded total impairment allowances and valuation adjustments by £50m (2008: £317m).

There are several differences in the calculation of the regulatory impairment allowance and EL, with these measures representing different views of losses and, as such, they are not directly comparable. These differences include the fact that regulatory impairment allowance reflects defaulted and past due items at the reporting date (i.e. incurred losses), whereas EL includes both the best estimate of losses in the non-performing portfolio and the expected losses over the coming 12 months in the performing portfolio. EL for the performing portfolio is also based on Exposure at Default (EAD) and downturn LGD. For these reasons, EL will generally exceed regulatory impairment allowance. As noted above, this excess is deducted from capital.

In addition, whilst the regulatory impairment allowance is based on the impairment allowance for loans and advances, there are differences between these amounts in two main respects. Firstly, the regulatory impairment allowance includes valuation adjustments on available for sale exposures and exposures designated at fair value. Secondly, it excludes impairment held against securitisation exposures.

The principal drivers of the increase in EL during the year ended 31st December 2009 are as follows:

–	UK Retail Banking EL increased £445m due to a deteriorating economic environment coupled with methodology enhancements.

–	Barclays Commercial Bank EL decreased by £43m, driven by the change in treatment of defaulted assets partially offset by an increase in the non-performing book.

–	Barclaycard EL increase of £351m was driven by the combination of an additional roll-out of IRB during the period and increased levels of retained non-performing assets during the recovery period.

–	GRCB – Western Europe EL increased to £243m following the migration of Spanish card portfolio and Italian and Portuguese mortgage portfolios onto the IRB approach.

–	GRCB – Absa EL increased by £466m, mostly due to exchange rate movements, higher delinquency levels and a deterioration in credit quality of the performing book.

–	Barclays Capital EL increase of £910m was primarily driven by defaulted counterparties and an increase in IRB coverage, partially offset by a reduction in exposures due to foreign exchange movements.

Further exposures will be moved onto the IRB approach during 2010. Additional information with respect to Expected Loss will be provided as part of our Pillar 3 disclosures, available at the end of March 2010.

Total EL on IRB portfolios
	As at 31.12.09 £m	As at 31.12.08 £m
UK Retail Banking	1,703	1,258
Barclays Commercial Bank	776	819
Barclaycard	1,261	910
GRCB – Western Europe	243	–
GRCB – Emerging Markets[a]	–	–
GRCB – Absa	1,158	692
Barclays Capital	2,467	1,557
Barclays Wealth	23	–
Head Office Functions & Other Operations	11	1
Total EL on IRB portfolios	7,642	5,237
Total regulatory impairment allowance on IRB portfolios	7,592	4,672
Total regulatory impairment allowance on standardised portfolios	4,693	2,560

Note

a	Not currently on the IRB approach.

Barclays Capital credit market exposures

Barclays Capital’s credit market exposures as at 31st December 2009 primarily relate to commercial real estate and leveraged finance. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances at and gross writedowns to 31st December 2009 are set out below:

During the year ended 31st December 2009, these positions have been reduced by £14,130m to £27,609m (31st December 2008: £41,739m), including net sales and paydowns of £6,590m, gross writedowns of £6,086m and a decrease of £4,226m due to currency and other movements. In addition, on 16th September 2009, £5,087m credit market assets and £2,367m other assets were sold to Protium Finance LP, funded by a £7,669m loan extended by Barclays. The loan balance at 31st December 2009 of £7,859m includes accrued interest.

In the year ended 31st December 2009, gross writedowns comprised £4,417m (2008: £6,290m) of fair value losses through income and £1,669m (2008: £1,763m) of impairment charges. Gross writedowns included £2,082m (2008: £5,584m) against US residential mortgage positions, £3,007m (2008: £1,488m) against commercial mortgage positions, and £997m (2008: £981m) against other credit market positions.

Barclays Capital credit market exposures[a]		As at 31st December				Year ended 31.12.09
US Residential Mortgages	Notes	2009 $m	2008 $m	2009 £m	2008 £m	Fair value losses £m	Impairment charge £m	Gross losses £m
ABS CDO Super Senior	A1	3,127	4,526	1,931	3,104	–	714	714
Other US sub-prime & Alt-A	A2	2,254	11,269	1,392	7,729	531	555	1,086
Monoline wrapped US RMBS	A3	9	2,389	6	1,639	282	–	282

Commercial Mortgages
Commercial real estate loans and properties	B1	12,525	16,882	7,734	11,578	2,466	–	2,466
Commercial mortgage-backed securities	B1	762	1,072	471	735	44	–	44
Monoline wrapped CMBS	B2	49	2,703	30	1,854	497	–	497

Other Credit Market
Leveraged Finance[b]	C1	8,919	13,193	5,507	9,048	–	396	396
SIVs, SIV-Lites and CDPCs	C2	896	1,622	553	1,113	69	4	73
Monoline wrapped CLO and other	C3	3,443	7,202	2,126	4,939	528	–	528

Total exposures		31,984	60,858	19,750	41,739

Total gross writedowns						4,417	1,669	6,086

Loan to Protium	D	12,727	–	7,859	–

Notes

a	As the majority of positions are denominated in US Dollars, the positions above are shown in both US Dollars and Sterling.
b	Includes undrawn commitments of £257m (2008: £531m).

Risk management

Credit risk management

continued

Analysis of Barclays Capital credit market assets by asset class
	Trading portfolio assets – debt securities £m	Financial assets designated at fair value – loans and advances £m	Derivative financial instruments £m	Loans and advances to customers £m	Available for sale – debt securities £m	Other assets £m	Total as at 31.12.09 £m	Total as at 31.12.08 £m
ABS CDO Super Senior				1,931			1,931	3,104
Other US sub-prime	3	52	244	24	209		532	3,441
Alt-A	323		211		326		860	4,288
RMBS monoline wrapped US RMBS			6				6	1,639
Commercial real estate loans		6,534					6,534	11,578
Commercial real estate properties						1,200	1,200	–
Commercial mortgage backed securities	860		(389)				471	735
Monoline wrapped CMBS			30				30	1,854
Leveraged finance[a]				5,250			5,250	8,517
SIVs and SIV-lites		355	53	122			530	963
CDPCs			23				23	150
Monoline wrapped CLO and other			2,126				2,126	4,939
Loan to Protium				7,859			7,859	–
Total	1,186	6,941	2,304	15,186	535	1,200	27,352	41,208

Note

a	Further analysis of Barclays Capital credit market exposures is on pages 81 and 82. Undrawn commitments of £257m (2008: £531m) are off-balance sheet and therefore not included in the table above. This is a change in presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

A. US Residential Mortgages

A1. ABS CDO Super Senior

	As at 31.12.09 Total £m	As at 31.12.08 Total £ m	As at 31.12.09 Marks[a] %	As at 31.12.08 Marks[a] %
2005 and earlier	1,048	1,226	77	90
2006	422	471	7	37
2007 and 2008	22	25	34	69
Sub-prime	1,492	1,722	57	75
2005 and earlier	761	891	43	77
2006	230	269	59	75
2007 and 2008	55	62	14	37
Alt-A	1,046	1,222	45	74
Prime	421	520	83	100
RMBS CDO	351	402	6	–
Sub-prime second lien	110	127	–	–
Total US RMBS	3,420	3,993	49	68
CMBS	37	44	89	100
Non-RMBS CDO	400	453	35	56
CLOs	32	35	100	100
Other ABS	37	51	100	100
Total Other ABS	506	583	48	66
Total notional collateral	3,926	4,576
Subordination	(385)	(459)
Gross exposure pre-impairment	3,541	4,117
Impairment allowances	(1,610)	(1,013)
Total	1,931	3,104	49	68

ABS CDO Super Senior positions at 31st December 2009 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables (31st December 2008: five facilities).

During the year, ABS CDO Super Senior positions reduced by £1,173m to £1,931m (31st December 2008: £3,104m). Positions are stated after writedowns and charges of £714m incurred in 2009 (2008: £1,461m). There was a decline of £290m resulting from depreciation in the value of the US Dollar against Sterling and amortisation of £169m in the year.

Note

a	Marks above reflect the gross positions after impairment and subordination.

Risk management

Credit risk management

continued

A2. Other US Sub-Prime and Alt-A

Other US Sub-prime	As at 31.12.09 £m	As at 31.12.08 £m	Marks at 31.12.09%	Marks at 31.12.08%
Whole loans	–	1,565	–	72
Sub-prime securities (net of hedges)	212	929	38	25
Other positions with underlying sub-prime collateral:
– Derivatives	244	643	96	87
– Loans	76	195	22	70
– Real Estate	–	109	–	46
Total Other US Sub-Prime	532	3,441
Alt-A
Whole Loans	–	776	–	67
Alt-A Securities	649	3,112	40	16
Residuals	–	2	–	6
Derivative positions with underlying Alt-A collateral	211	398	99	100
Total	860	4,288
Total Other US Sub-Prime and Alt-A	1,392	7,729

The majority of Other US sub-prime and Alt-A positions are measured at fair value through profit and loss. The balance reduced by £6,337m to £1,392m (31st December 2008: £7,729m), driven by the Protium sale of £2,319m, other net sales, paydowns and other movements of £2,398m and gross losses of £1,086m. Depreciation of the US Dollar against Sterling resulted in a decline of £534m.

Counterparty derivative positions relating to vehicles which hold sub-prime collateral was £455m (31st December 2008: £1,041m). These positions largely comprise the most senior obligation of the vehicles.

A3. US Residential Mortgage Backed Securities Wrapped by Monoline Insurers

The table below shows RMBS assets where Barclays Capital held protection from monoline insurers at 31st December 2009. These are measured at fair value through profit or loss.

By rating of the monoline
	As at 31.12.09
	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m

Non-investment grade	56	6	50	(44)	6
Total	56	6	50	(44)	6

	As at 31.12.08
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37
Total	2,641	500	2,141	(502)	1,639

A3. US Residential Mortgage Backed Securities Wrapped by Monoline Insurers continued

The balance reduced by £1,633m to £6m (31st December 2008: £1,639m), reflecting the Protium sale of £1,164m, a credit valuation adjustment of £282m, and currency and other movements of £187m.

Barclays would review claims in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the year.

The notional value of the assets split by the rating of the underlying asset is shown below.

	As at 31.12.09			As at 31.12.08
By rating of underlying asset	A/BBB £m	Non- investment Grade £ m	Total £m	AAA/AA £m	A/BBB £m	Non- investment Grade £m	Total £m
2005 and earlier	–	–	–	143	–	–	143
2006	–	–	–	–	–	1,240	1,240
2007 and 2008	–	–	–	–	–	510	510
High Grade	–	–	–	143	–	1,750	1,893
Mezzanine – 2005 and earlier	–	56	56	31	330	338	699
CDO[2] – 2005 and earlier	–	–	–	–	–	49	49
US RMBS	–	56	56	174	330	2,137	2,641

B. Commercial Mortgages

B1. Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages held at fair value include commercial real estate loans of £6,534m (31st December 2008: £11,578m), commercial real estate properties of £1,200m (31st December 2008: £nil), and commercial mortgage-backed securities of £471m (31st December 2008: £735m).

Commercial Real Estate Loans and Properties

In the year ended 31st December 2009, the commercial real estate loans and properties balance reduced by £3,844m to £7,734m (31st December 2008: £11,578m). There were gross losses of £2,466m, of which £1,541m related to the US, £843m to UK and Europe, and £82m to Asia. There were gross sales and paydowns of £661m comprising £345m in the UK and Europe, £307m in the US, and £9m in Asia, and currency and other movements of £717m.

The commercial real estate loan balances comprised 51% UK and Europe, 44% US and 5% Asia.

One large transaction comprises 25% of the total US commercial real estate loan balance. The remaining 75% of the US balance comprises 64 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.2 years (31st December 2008: 1.4 years).

The UK and Europe portfolio is well diversified with 56 transactions at 31st December 2009. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 83% of the portfolio. 50% of the German balance relates to one transaction secured on residential assets.

Commercial Real Estate Loans by Region	As at 31.12.09 £m	As at 31.12.08 £m	Marks at 31.12.09%	Marks at 31.12.08%
US	2,852	6,329	62	88
Germany	1,959	2,467	84	95
Sweden	201	265	81	96
France	189	270	70	94
Switzerland	141	176	85	97
Spain	72	106	56	92
Other Europe	370	677	57	90
UK	429	831	61	89
Asia	321	457	77	97
Total	6,534	11,578

Risk management

Credit risk management

continued

B1. Commercial Real Estate and Mortgage-Backed Securities continued

Commercial Real Estate Loans by Industry	As at 31.12.09						As at 31.12.08
	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m	Total £m
Residential	1,132	1,053	–	152	102	2,439	3,582
Office	372	251	557	79	79	1,338	3,656
Hotels	614	–	223	8	1	846	1,633
Retail	54	507	73	30	73	737	957
Industrial	383	105	103	20	11	622	887
Leisure	–	–	–	140	–	140	233
Land	128	–	–	–	–	128	232
Mixed/Others	169	43	17	–	55	284	398
Total	2,852	1,959	973	429	321	6,534	11,578

Commercial Real Estate Properties by Industry						As at 31.12.09 £m	As at 31.12.08 £m
Residential						56	–
Office						927	–
Hotels						126	–
Industrial						25	–
Leisure						33	–
Land						31	–
Mixed/Others						2	–
Total						1,200	–

Included within the commercial real estate properties balance are properties held by Crescent Real Estate Holdings LLC (Crescent) with a carrying value of £1,001m. On 19th November 2009, Barclays Capital assumed ownership of Crescent following the completion of a debt restructuring transaction.

Commercial Mortgage Backed Securities	As at 31.12.09 £m	As at 31.12.08 £m	Marks ata 31.12.09%	Marks ata 31.12.08%
Commercial Mortgage Backed Securities (Net of Hedges)	471	735	20	21

Note

a	Marks are based on gross collateral.

B2. CMBS Wrapped by Monoline Insurers

The table below shows commercial mortgage backed security assets where Barclays Capital held protection from monoline insurers at 31st December 2009. These are measured at fair value through profit and loss.

By rating of the monoline	As at 31.12.09
	Notional £m	Fair value of underlying asset £m	Fair value exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA/AA	54	21	33	(3)	30
Non-investment grade	383	160	223	(223)	–
Total	437	181	256	(226)	30

	As at 31.12.08
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179
Total	3,752	1,509	2,243	(389)	1,854

The balance reduced by £1,824m to £30m (31st December 2008: £1,854m), reflecting the Protium sale of £1,208m, a credit valuation adjustment of £497m, and currency and other movements of £119m.

Claims would become due in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the year.

The notional value of the assets split by the current rating of the underlying asset is shown below.

By rating of the underlying asset	As at 31.12.09			As at 31.12.08
	AAA/AA £m	A/BBB £m	Total £m	AAA/ AA £m	Total £m
2005 and earlier	–	–	–	437	437
2006	54	–	54	613	613
2007 and 2008	–	383	383	2,702	2,702
CMBS	54	383	437	3,752	3,752

Risk management

Credit risk management

continued

C. Other Credit Market

C1. Leveraged Finance

Leveraged Finance Loans by Region
	As at 31.12.09 £m	As at 31.12.08 £m
UK	4,530	4,519
Europe	1,051	1,291
Asia	165	140
US	35	3,213
Total lending and commitments	5,781	9,163
Impairment	(274)	(115)
Net lending and commitments at period end[a]	5,507	9,048

Leveraged finance loans are classified within loans and advances and are stated at amortised cost less impairment. The table above includes certain loan facilities originated prior to 1st July 2007, the start of the dislocation in the credit marketb.

At 31st December 2009, net lending and commitments reduced £3,541m to £5,507m (31st December 2008: £9,048m), following a repayment of £3,056m at par in January 2009, impairment of £396m, and other movements of £89m.

The overall credit performance of the assets remained satisfactory with the majority of the portfolio performing to plan or in line with original stress tolerances. There were a small number of deteriorating positions on which higher impairment was charged.

C2. SIVs, SIV-Lites and CDPCs

SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 31st December 2009 SIVs and SIV-Lites positions reduced by £433m to £530m (31st December 2008: £963m) with a reduced number of counterparties. There were £72m of gross writedowns in the year.

Credit Derivative Product Companies (CDPCs) positions at 31st December 2009 reduced by £127m to £23m (31st December 2008: £150m).

C3. CLO and Other Assets Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 31st December 2009.

By Rating of the Monoline
	As at 31.12.09
	Notional £m	Fair value of underlying asset £m	Fair value exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA/AA	7,336	5,731	1,605	(91)	1,514
A/BBB	–	–	–	–	–
Non-investment grade:
– Fair value through profit and loss	1,052	824	228	(175)	53
– Loans and receivables	9,116	7,994	1,122	(563)	559
Total	17,504	14,549	2,955	(829)	2,126

	As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

The balance reduced by £2,813m to £2,126m (31st December 2008: £4,939m), reflecting increases in the fair value of the underlying assets of £1,321m, credit valuation adjustments of £528m, the Protium sale of £396m, and currency and other movements of £568m.

Claims would become due in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the year.

On 25th November 2009, £8,027m of the CLO assets wrapped by non-investment grade rated monolines were reclassified to loans and receivables (as discussed in Note 51). At 31st December 2009, the fair value of the transferred assets was £7,994m and the net exposure to monoline insurers was £559m. The remaining non-investment grade exposure continues to be measured at fair value through profit and loss.

Notes

a	Includes undrawn commitments of £257m (2008: £531m).

b	This is a change of presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

The notional value of the assets split by the current rating of the underlying asset is shown below.

By rating of underlying asset	As at 31.12.09						As at 31.12.08
	AAA/AA		A/BBB		Non- investment grade fair value £m	Total £m	AAA/AA Fair value £m	A/BBB Fair value £m	Total £m
	Fair value £m	Loans and receivables £m	Fair value £m	Loans and receivables £m
2005 and earlier	1,518	2,209	294	815	–	4,836	6,037	–	6,037
2006	1,972	2,952	–	458	–	5,382	5,894	–	5,894
2007 and 2008	2,452	2,199	548	483	–	5,682	6,295	–	6,295
CLOs	5,942	7,360	842	1,756	–	15,900	18,226	–	18,226
2005 and earlier	–	–	55	–	55	110	862	–	862
2006	118	–	90	–	125	333	535	–	535
2007 and 2008	441	–	–	–	720	1,161	785	467	1,252
Other	559	–	145	–	900	1,604	2,182	467	2,649
Total	6,501	7,360	987	1,756	900	17,504	20,408	467	20,875

D. Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund. The impact of the sale on each class of credit market asset is detailed in each relevant category in sections A to C.

As part of the transaction, Barclays extended a £7,669m 10-year loan to Protium, which will be repaid during the term from cash generated by the fund. The principal terms of the loan are as follows:

– The loan has a final maturity of ten years, with a rate of return fixed at USD LIBOR plus 2.75%.

– Protium is obliged to pay principal and interest equal to the amount of available cash generated by the fund after payment of fund expenses and certain payments to the fund’s partners.

– The loan is secured by a charge over the assets of Protium.

The loan is classified as loans and receivables. The difference between the size of the loan and assets sold relates to cash and US Treasuries held by Protium. The increase in the loan balance between 16th September 2009 and 31st December 2009 reflects accrued interest which was received from Protium in January 2010.

The fair value of assets sold to Protium is set out below. The balances at 31st December 2009 include cash realised from subsequent sales and paydowns.

Protium assets	As at 31.12.09 $m	As at 16.09.09 $m	As at 30.06.09 $m	As at 31.12.09 £m	As at 16.09.09 £m	As at 30.06.09 £m
US Residential Mortgages
Other US sub-prime whole loans and real estate	1,038	1,124	1,256	641	682	764
Other US sub-prime securities	578	513	508	357	311	309
Total other US sub-prime	1,616	1,637	1,764	998	993	1,073
Alt-A	2,112	2,185	2,342	1,304	1,326	1,424
Monoline wrapped US RMBS	1,447	1,919	2,081	893	1,164	1,266

Commercial Mortgages
Monoline wrapped CMBS	1,378	1,991	2,450	851	1,208	1,490

Other Credit market
Monoline wrapped CLO and other	475	652	752	294	396	457
Credit market related exposure	7,028	8,384	9,389	4,340	5,087	5,710
Fair value of underlying assets wrapped by monoline insurers	4,095	3,592	2,728	2,529	2,179	1,659
Other assets	1,230	309	285	759	188	173
Total	12,353	12,285	12,402	7,628	7,454	7,542
Loan to Protium	12,727	12,641	–	7,859	7,669	–

Risk management

Credit risk management

continued

DBRS Inc. (DBRS), a nationally recognised statistical rating organisation, was engaged to provide a private, point-in-time rating reflecting the specific terms and conditions of the Protium loan as a whole. In addition point-in-time ratings with respect to gross cumulative cash flows due to Barclays under the loan to Protium, considered in sequential instalments, were also sought (Tranched Ratings).

On the transaction date, the loan fair value was assessed as equal to its notional amount. Subsequently, the obtained ratings were incorporated into an updated transaction date valuation. This valuation discounted the cash flows at appropriate discount rates determined by Barclays based on the Tranched Ratings. The calculation produced a value of £7,651m ($12,611m). The difference to the original valuation was £18m ($30m), which has been recorded as a loss on sale in the period. The Tranched Ratings and loan valuation are summarised in the table below:

Tranched Rating	Cash flows £m	Weighted average life (years)	Spread to LIBOR (bps)	Net present value £m
AAA	2,092	3.8	52	2,015
AA+	1,464	4.3	80	1,385
AA/AA-	354	4.3	108/128	330
A	642	2.6	169	606
BBB/BBB-	1,098	4.7	260/355	955
BB+/BB	1,021	2.1	451/546	915
B/B-/CCC	1,886	3.4	700/785/870	1,445
Total	8,557		282	7,651
The loan valuation was performed by Barclays and, of the information disclosed above, only the Tranched Ratings were provided by DBRS. The Tranched Ratings are as of 15th September 2009 and are based on a scenario in which the portfolio of assets sold to Protium is static, with no subsequent sales or additional purchases.

A single rating of CCC (low), being the Tranched Rating for the lowest rated cash flows, has been assigned to the loan as a whole by DBRS. This rating addresses the ultimate payment of cumulative principal and interest under the terms and conditions of the Protium loan and it being advanced as a single loan, as opposed to being structurally tranched. The single rating of CCC (low) is also as of 15th September 2009 and is based on a scenario in which the portfolio of assets sold to Protium is static, with no subsequent sales or additional purchases.

The loan to Protium was assessed for impairment by the Group as at 31st December 2009 in line with its impairment policy. This analysis found that there was no impairment as at 31st December 2009.

Debt securities and other bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 91.8% of the portfolio (2008: 91.6%).

As at 31.12.09	Treasury and other eligible bills £m	Debt securities £m	Total £m	%
AAA to BBB- (investment grade)	13,950	151,621	165,571	91.8
BB+ to B	1,895	10,297	12,192	6.8
B- or lower	–	2,571	2,571	1.4
Total	15,845	164,489	180,334	100.0
Of which issued by:
– governments and other public bodies	15,845	72,238	88,083	48.8
– US agency	–	23,924	23,924	13.3
– mortgage and asset-backed securities	–	17,826	17,826	9.9
– corporate and other issuers	–	41,641	41,641	23.1
– bank and building society certificates of deposit	–	8,860	8,860	4.9
Total	15,845	164,489	180,334	100.0
Of which classified as:
– trading portfolio assets	9,926	116,594	126,520	70.2
– financial instruments designated at fair value	–	4,007	4,007	2.2
– available for sale securities	5,919	43,888	49,807	27.6
Total	15,845	164,489	180,334	100.0

As at 31.12.08
AAA to BBB- (investment grade)	7,314	198,493	205,807	91.6
BB+ to B	1,233	15,309	16,542	7.4
B- or lower	–	2,343	2,343	1.0
Total	8,547	216,145	224,692	100.0
Of which issued by:
– governments and other public bodies	8,547	73,881	82,428	36.7
– US agency	–	34,180	34,180	15.2
– mortgage and asset-backed securities	–	34,844	34,844	15.5
– corporate and other issuers	–	55,244	55,244	24.6
– bank and building society certificates of deposit	–	17,996	17,996	8.0
Total	8,547	216,145	224,692	100.0
Of which classified as:
– trading portfolio assets	4,544	148,686	153,230	68.2
– financial instruments designated at fair value	–	8,628	8,628	3.8
– available for sale securities	4,003	58,831	62,834	28.0
Total	8,547	216,145	224,692	100.0

Risk management

Credit risk management

continued

Derivatives

The use of derivatives and their sale to customers as risk management products are an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest, exchange rates and commodity and equity prices as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 94 to 101.

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

Derivative assets	Gross assets £m	Counterparty netting £m	Net exposure £m
As at 31.12.09
Foreign exchange	51,775	45,391	6,384
Interest rate	261,211	213,446	47,765
Credit derivatives	56,295	48,774	7,521
Equity and stock index	17,784	13,330	4,454
Commodity derivatives	29,750	21,687	8,063
	416,815	342,628	74,187
Total collateral held			31,471
Net exposure less collateral			42,716

As at 31.12.08
Foreign exchange	107,730	91,572	16,158
Interest rate	615,321	558,985	56,336
Credit derivatives	184,072	155,599	28,473
Equity and stock index	28,684	20,110	8,574
Commodity derivatives	48,995	35,903	13,092
	984,802	862,169	122,633
Total collateral held			54,905
Net exposure less collateral			67,728

Gross derivative assets of £417bn (2008: £985bn) cannot be netted down under IFRS. Derivative assets would be £374bn (2008: £917bn) lower than reported under IFRS if counterparty or collateral netting were allowed.

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

Risk management

Market risk management

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital. Barclays is also exposed to market risk through non-traded interest rate risk and the pension fund.

Barclays market risk objectives are to:

–	Understand and control market risk by robust measurement and the setting of limits.

–	Facilitate business growth within a controlled and transparent risk management framework.

–	Ensure traded market risk resides primarily in Barclays Capital.

–	Minimise non-traded market risk.

Organisation and structure

The Board approves market risk appetite for trading and non-trading activities. The Market Risk Director is responsible for the Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Chief Risk Officer, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Each business is responsible for the identification, measurement, management, control and reporting of market risk as outlined in the Barclays Market Risk Control Framework. Oversight and support is provided to the business by the Market Risk Director, assisted by the Group Market

Risk team. The Market Risk Committee reviews, approves, and makes recommendations concerning the market risk profile across Barclays including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Market Risk Director. Attendees include the Chief Risk Officer, respective business risk managers and senior managers from Group Market Risk.

In Barclays Capital, the Head of Market Risk is responsible for implementing the Market Risk Control Framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Market Risk Management team that operates independently of the trading areas. Oversight is provided by Group Market Risk.

Daily market risk reports are produced for Barclays Capital as a whole as well as for the main business areas. These are sent to Group Market Risk for review and inclusion in the daily market risk report. The risks covered include interest rate, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at the Barclays Capital Traded Positions Risk Review meeting. The attendees at this meeting include senior trading and risk managers from Barclays Capital and Group Market Risk.

In each of the six main Global Retail and Commercial Banking businesses (UK Retail Banking, Barclays Commercial Bank, Barclaycard, Western Europe, Emerging Markets and Absa), Group Treasury and Wealth, there is a dedicated market risk department. The head of each department is responsible for implementing the Market Risk Control Framework, with oversight provided by Group Market Risk. A combination of daily and monthly risk reports are sent to Group Market Risk for review and inclusion in the daily market risk report. A risk summary is also presented at Market Risk Committee and the respective Asset and Liability Committees.

The chart below gives an overview of the business control structure.

Traded market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together. In Barclays Capital, trading risk is measured for the trading book, as defined for regulatory purposes, and certain banking books.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, average of the three worst hypothetical losses from the DVaR simulation (3W), Global Asset Class stress testing and Global Scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two-year unweighted historical period at the 95% confidence level.

The historical simulation methodology can be split into three parts:

–	Calculate hypothetical daily profit or loss for each position over the most recent two years, using observed daily market moves.

–	Sum all hypothetical profits or losses for day one across all positions, giving one total profit or loss. Repeat for all other days in the two-year history.

–	DVaR is the 95th percentile selected from the two-year history of daily hypothetical total profit or loss.

Market volatility decreased from the extreme levels observed in the second half of 2008, but remained above pre-crisis 2007 levels. As a consequence of the unweighted DVaR historical simulation methodology, the extreme 2008 volatility will continue to impact DVaR until late 2010.

The DVaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, commodities and equity products, and issuer specific risk for the majority of single name and portfolio traded credit products. Internally, as noted before, DVaR is calculated for the trading book and certain banking books.

When reviewing DVaR estimates, a number of considerations should be taken into account. These are:

–	Historical simulation uses the recent past to generate possible future market moves but the past may not be a good indicator of the future.

–	The one-day time horizon does not fully capture the market risk of positions that cannot be closed out or hedged within one day.

–	Intra-day risk is not captured.

–	DVaR does not indicate the potential loss beyond the 95th percentile.

DVaR is an important market risk measurement and control tool and consequently the model is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level.

The FSA categorises a DVaR model as green, amber or red. A green model is consistent with a good working DVaR model and is achieved for models that have four or less back-testing exceptions in a 12-month period. For Barclays Capital’s trading book, green model status was maintained for 2009 and 2008.

Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. To improve the control framework, formal monitoring of 3W (average of the three worst observations from the DVaR historical simulation) was started in the first half of 2009.

Risk management

Market risk management

continued

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity and foreign exchange rates. They are based on past stress moves in respective asset class prices and rates. Global Scenario stress testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged.

Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level e.g. Emerging Markets. Book limits such as foreign exchange and interest rate sensitivity limits are also in place.

Risk exposures are monitored by Barclays Capital’s risk managers with oversight provided by Group Market Risk. The total DVaR limit is approved by the Board. Risk Factor DVaR limits and Global Asset Class stress testing limits are approved by Market Risk Committee.

Analysis of traded market risk exposures

Barclays Capital’s market risk exposure, as measured by average total DVaR, increased by 45% to £77m (2008: £53m). The rise was mainly due to volatility considerations, increased interest rate and credit spread exposure, and the Lehman Brothers North American businesses acquisition. Volatility impacted average DVaR because 2008’s extreme volatility impacted DVaR throughout 2009 but only impacted 2008 DVaR in the last four months of 2008. More commentary is given under the total DVaR graph below.

Expected Shortfall and 3W averaged £121m and £209m respectively representing increases of £51m (73%) and £93m (80%) compared to 2008.

As we enter 2010, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. While these markets exhibit improved liquidity and reduced volatility following Central Bank support, price instability and higher volatility may still arise as government policy seeks to target future economic growth while controlling inflation risk.

Analysis of trading revenue

The histogram below shows the distribution of daily trading revenue for Barclays Capital in 2009 and 2008.

Trading revenue reflects top-line incomeg, excluding income from Private Equity and Principal Investments.

The average daily revenue in 2009 was £71m, 87% more than recorded for 2008 (£38m). There were 247 positive days, 5 negative days and one flat day (2008: 206 positive, 47 negative, one flat).

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W were calculated as below:

DVaR (95%)
	Year ended 31st December 2009			Year ended 31st December 2008
	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Interest rate risk	44	83	23	29	48	15
Credit Spread risk	58	102	35	31	72	15
Commodity risk	14	20	11	18	25	13
Equity risk	13	27	5	9	21	5
Foreign exchange risk	8	15	3	6	13	2
Diversification effect	(60)			(40)
Total DVaR	77	119	50	53	95	36
Expected Shortfall	121	188	88	70	146	41
3W	209	301	148	116	282	61

Notes

a	Barclays acquires Lehman Brothers North American businesses during a period of extreme market volatility. The Lehman positions are subsequently reduced.

b	DVaR increases significantly due to the extreme market volatility impacting the DVaR calculation. Several financial institutions fail and there is a material deterioration in the global economic outlook.

c	Total DVaR peaked at £119m in March 2009.

d	Before trending down mainly due to a decrease in credit spread exposure and interest rate exposure, reaching £58m in August 2009.

e	DVaR subsequently increased as markets began to recover and new positions were added to facilitate client trades.

f	DVaR decreased towards year end driven by a reduction in exposure and an increase in diversification. Total DVaR as at 31st December 2009 was £55m (31st December 2008: £87m).

g	Defined on page 319.

Non-traded interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services, and resides mainly in Global Retail and Commercial Banking, and Group Treasury.

Barclays objective is to minimise non-traded risk. This is achieved by transferring interest rate risk from the business to a local treasury or Group Treasury, which in turn hedges the net exposure with the external market. Limits exist to ensure no material risk is retained within any business or product area. Trading activity is not permitted outside Barclays Capital.

Risk measurement and control

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and a present value metric (Daily Value at Risk or stress testing). In addition, scenario stress analysis is carried out by the business and reviewed by senior management and business-level asset and liability committees, when required.

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis points increase or decrease in interest rates, subject to a minimum interest rate of 0%. Balances are adjusted for an assumed behavioural profiles. This includes the treatment of non-maturity deposits.

Daily Value at Risk and stress testing is calculated using a Barclays Capital consistent approach. Both these metrics are calculated by each respective business area with oversight provided by Group Market Risk.

Risk exposures are monitored by respective business risk managers with oversight provided by Group Market Risk. The main business limits are approved by Market Risk Committee. Book limits such as foreign exchange and interest rate sensitivity limits are also in place where appropriate.

To further improve the market risk control framework, Group Market Risk initiated an ongoing programme of conformance visits to non-traded Treasury operations. These visits review both the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays policies and standards as detailed in the Market Risk Control Framework.

Analysis of Net Interest Income sensitivity

The table below shows the pre-tax net interest income sensitivity for the non-trading financial assets and financial liabilities held at 31st December 2009 and 31st December 2008. The sensitivity has been measured using AEaR methodology as described above. The benchmark interest rate for each currency is set as at 31st December 2009. The figures include the effect of hedging instruments but exclude exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

Net interest income sensitivity (AEaR) by currency
	31st December 2009		31st December 2008
	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m
GBP	30	(360)	3	(273)
USD	(43)	14	(25)	7
EUR	(34)	–	(34)	30
ZAR	29	(27)	13	(13)
Others	(1)	4	–	(8)
Total	(19)	(369)	(43)	(257)
As percentage of total net interest income	(0.16%)	(3.10%)	(0.37%)	(2.24%)

Non-traded interest rate risk, as measured by AEaR, was £369m as at 31st December 2009, an increase of £112m compared to 31st December 2008. The increase mainly reflects the reduced spread generated on retail and commercial banking liabilities in the lower interest rate environment. If the interest rate hedges had not been in place then the AEaR for 2009 would have been £704m (2008: £670m).

DVaR is also used to control market risk in Global Retail and Commercial Banking – Western Europe and in Group Treasury. The indicative average 2009 DVaRs for 2009 are £1.4m (2008: £1.3m) for Western Europe and £1.0m (2008: £0.6m) for Group Treasury.

Other market risks

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the Pension Fund to meet the projected pension payments is maintained through investments and regular bank contributions. Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund.

During 2009 a risk reducing programme was conducted. This entailed increasing the holding of index-linked gilts to better match the liabilities and reducing the net exposure to equities. Financial details of the pension fund are in Note 30.

Investment risk is the risk of financial volatility arising from changes in the market value of investments, principally occurring in Barclays insurance companies. A change in the fair value of these investments may give rise to a liability which may have to be funded by the Group. It is Barclays policy to hedge such exposures in line with a defined risk appetite.

Barclays policy is for foreign exchange traded risk to be concentrated and managed in Barclays Capital. Some transactional foreign exchange risk exposure arises outside Barclays Capital to support and facilitate client activity. This is minimised in accordance with modest risk limits and was not material as at 31st December 2009. Other non-Barclays capital foreign exchange exposure is covered in Note 48.

Asset management structural risk arises where the fee and commission income earned by asset management products and businesses is affected by a change in market levels, primarily through the link between income and the value of assets under management. It is Barclays policy that businesses monitor and report this risk against a defined risk appetite and regularly assess potential hedging strategies.

Risk management

Market risk management

continued

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

The Group offers both over the counter (OTC) and exchange-traded derivatives, including swaps, options, forwards and futures and enters into physically settled contracts in base metals, power and gas, oil and related products. Physical commodity positions are held at fair value and reported under the Trading Portfolio in Note 12 on page 191.

Fair value measurement

The fair values of physical and derivative positions are primarily determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. Further information on fair value measurement of financial instruments can be found in Note 50 on page 267.

Credit risk

Credit risk exposures are actively managed by the Group. Refer to Note 47 on page 243 for more information on the Group’s approach to credit risk management and the credit quality of derivative assets.

Fair value of the commodity derivative contracts

The tables below analyse the overall fair value of the OTC commodity derivative contracts by movement over time and contractual maturity. As at 31st December 2009 the fair value of the commodity derivative contracts reflects a gross positive fair value of £27,134m (2008: £44,881m) and a gross negative value of £26,227m (2008: £45,817m).

Movement in fair value of commodity derivative positions
	2009 £m	2008 £m
Fair value of contracts outstanding at the beginning of the period	(936)	812
Contracts realised or otherwise settled during the period	1,521	241
Fair value of new contracts entered into during the period	(181)	(1,245)
Other changes in fair values	503	(744)
Fair value of contracts outstanding at the end of the period	907	(936)

Maturity analysis of commodity derivative fair value
	2009 £m	2008 £m
Not more than one year	(75)	(2,022)
Over one year but not more than five years	620	999
Over five years	362	87
Total	907	(936)

Risk management

Capital risk management

Capital risk is the risk that the Group has insufficient capital resources to:

–

Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources.

–	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds.

–	Support its growth and strategic options.

Organisation and structure

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The Group’s capital management objectives are to:

–

maintain sufficient capital resources to meet the minimum regulatory capital requirements set by the FSA and the US Federal Reserve Bank’s requirements that a financial holding company be ‘well capitalised’;

–	maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements;

–	support the Group’s credit rating;

–	ensure locally regulated subsidiaries can meet their minimum capital requirements; and

–	allocate capital to support the Group’s strategic objectives including optimising returns on economic and regulatory capital.

Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The processes in place for delivering the Group’s capital management objectives are:

–	establishment of internal targets for capital demand and ratios;

–	managing capital ratio sensitivity to foreign exchange movement;

–	ensuring local entity regulatory capital adequacy;

–	allocating capital in the Group’s strategic medium-term plan; and

–	economic Capital management.

In addition to the processes above, the Group Risk Oversight Committee and the Board Risk Committee annually review and set risk appetite (see page 242) and analyse the impacts of stress scenarios on the Group capital forecast (see page 65) in order to understand and manage the Group’s projected capital adequacy.

Internal targets

To support its capital management objectives, the Group sets internal targets for its key capital ratios. Internal targets are reviewed regularly by Treasury Committee to take account of:

–	changes in forecast demand for capital caused by accessing new business opportunities, including mergers and acquisitions;

–	flexibility in debt capital issuance and securitisation plans;

–	the possible impact of stress scenarios including:

–	changes in forecast demand for capital from unanticipated drawdown of committed facilities or as a result of deterioration in the credit quality of the Group’s assets;

–	changes in forecast profits and other capital resources; and

–	changes to capital resources and forecast demand due to foreign exchange rate movements.

Managing capital ratio sensitivity to foreign exchange rate movements

The Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

The Group’s capital ratio hedge strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency Core Tier 1, Tier 1 and Total Capital resources to foreign currency RWAs the same as the Group’s capital ratios.

The Group’s foreign currency capital resources include investments in subsidiaries and branches, intangible assets, non-controlling interest, deductions from capital and debt capital instruments.

The Group’s investments in foreign currency subsidiaries and branches create Core Tier 1 capital resources denominated in foreign currencies. Changes in the sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non-sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC, but can also be achieved by subsidiaries issuing capital in local currencies.

In some circumstances, investments in foreign currency subsidiaries and branches are hedged. In these circumstances, foreign currency capital resources are not created. Hedging decisions take into account the impact on capital ratios, the strategic nature of the investment, the cost of hedging, the availability of a suitable foreign exchange market and prevailing foreign exchange rates. Depending on the value of foreign currency net investments, it is not always possible to maintain the ratio of Core Tier 1 capital to RWAs consistent with the Group’s Core Tier 1 ratio in all currencies, leaving some capital ratio sensitivity to foreign currency movements.

The investment of proceeds from the issuance of equity accounted foreign currency preference shares also contributes to foreign currency capital resources. If a preference share issuance is redeemed, the cumulative movement from the date of issuance in the currency translation reserve will be offset by an equal and opposite movement in reserves reflecting the revaluation of the preference shares to prevailing foreign exchange rates. Issuance of a replacement Tier 1 instrument in the same currency will maintain the hedge of the Tier 1 ratio.

Local entity regulatory capital adequacy

The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual jurisdictions meet their minimum capital requirements. Local management manages compliance with entities minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by The Treasury Committee, as required.

Injections of capital resources into Group entities are centrally controlled by The Treasury Committee, under authorities delegated from the Group Executive Committee. The Group’s policy is for surplus capital held in Group entities to be repatriated to Barclays Bank PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications.

Other than as indicated above, the Group is not aware of any material impediments to the prompt transfer of capital resources or repayment of intra-group liabilities when due.

Risk management

Capital risk management

continued

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

The Treasury Committee reviews the limits on capital demand on a monthly basis taking into account actual performance.

Economic capital

Economic capital is an internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

Barclays assesses capital requirements by measuring the Group’s risk profile using both internally and externally developed models. The Group assigns economic capital primarily within the following risk categories: credit risk, market risk, operational risk, private equity and pension risk.

The Group regularly reviews its economic capital methodology and benchmarks outputs to external reference points. The framework uses default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The economic capital framework takes into consideration time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk.

The total average economic capital required by the Group is compared with the supply of economic capital to evaluate economic capital utilisation. The supply of economic capital is based on the available shareholders’ equity adjusted for certain items (e.g. retirement benefit liability, cash flow hedging reserve) and including preference shares.

Economic capital forms the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Economic Capital Demand a

UK Retail Banking economic capital allocation decreased £200m to £3,750m (2008: £3,950m) mainly reflecting a revised measurement of economic capital for business risk. In addition, small reductions were seen in the economic capital allocation for overdrafts and local businesses that were offset by growth in mortgages and consumer lending.

Barclays Commercial Bank economic capital allocation decreased £50m to £3,450m (2008: £3,500m) driven primarily by a reduction in exposure offset by an increase in non-performing loans due to economic conditions.

Barclaycard economic capital allocation increased £650m to £3,350m (2008: £2,700m), reflecting asset growth and appreciation of US Dollar against Sterling in 2008 and modest asset growth in 2009.

GRCB – Western Europe economic capital allocation increased £600m to £2,500m (2008: £1,900m), due to deteriorating wholesale credit conditions, acquisition activity, additional fixed assets as a result of branch expansion and exchange rate movements.

GRCB – Emerging Markets economic capital allocation increased £100m to £1,200m (2008: £1,100m). This reflects asset growth in 2008 versus a relatively slower contraction in 2009.

GRCB – Absa economic capital allocation increased £100m to £1,200m (2008: £1,100m), driven primarily by exchange rate movements offset by a reduction in exposure.

Barclays Capital average economic capital allocation increased £2,500m to £10,750m (2008: £8,250m). This primarily reflects deterioration in credit quality that resulted in growth in the economic capital allocation towards the end of 2008 and a further modest increase in 2009.

Barclays Global Investors investment economic capital allocation of £1,000m (2008: £400m) includes BGI assets up to disposal on 1st December 2009, and BGI related exposures post-disposal, mainly the BlackRock, Inc equity investment.

Barclays Wealth economic capital allocation increased £50m to £550m (2008: £500m), reflecting growth in loans and advances and increased measure of economic capital for other risk types.

Average economic capital
	Average year ended 31.12.09 £m	Average year ended 31.12.08 £m
UK Retail Banking	3,750	3,950
Barclays Commercial Bank	3,450	3,500
Barclaycard	3,350	2,700
GRCB – Western Europe	2,500	1,900
GRCB – Emerging Markets	1,200	1,100
GRCB – Absa	1,200	1,100
Barclays Capital	10,750	8,250
Barclays Global Investors	1,000	400
Barclays Wealth	550	500
Head Office Functions and Other Operations	100	50
Economic capital requirement
(excluding goodwill)	27,850	23,450
Average historic goodwill and intangible assets [b]	11,000	9,450
Total economic capital requirement [c]	38,850	32,900

Notes

a	Calculated using an adjusted average over the year and rounded to the nearest £50m for presentation purposes. Economic capital demand excludes the economic capital calculated for pension risk.

b	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

c	Total period end economic capital requirement as at 31st December 2009 stood at £40,750m (31st December 2008: £39,200m).

	2009 £m	2008 £m
The average supply of capital to support the economic capital framework [a]
Shareholders’ equity excluding non-controlling interests less goodwill [b]	28,000	17,650
Retirement benefits liability	800	1,050
Cash flow hedging reserve	(300)	100
Available for sale reserve	600	400
Cumulative gains on own credit	(1,150)	(1,250)
Preference shares	5,850	5,500
Available funds for economic capital excluding goodwill	33,800	23,450
Average historic goodwill and intangible assets [b]	11,000	9,450
Available funds for economic capital including goodwill [c]	44,800	32,900

Notes

a	Averages for the period will not correspond to period-end balances disclosed on the balance sheet. Numbers are rounded to the nearest £50m for presentational purposes only.

b	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

c	Available funds for economic capital as at 31st December 2009 stood at £40,650m (2008:£39,200m).

d	Average EC charts exclude the EC calculated for pension risk (average pension risk for 2009 is £2,500m compared with £650m in 2008).

e	Includes Transition Businesses and capital for central function risks.

f	Includes credit risk loans.

g	Includes investments in associates, private equity risk, insurance risk, residual value and business risk. Also includes BGI related exposures post-disposal, mainly the BlackRock equity.

Risk management

Liquidity risk management

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities, investments and deposits. In extreme circumstances lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. The risk that it will be unable to do so is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events.

Organisation and structure

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

The objective of the Group’s liquidity risk management strategy is to ensure that the funding profile of individual businesses and the Group as a whole is appropriate to underlying market conditions and the profile of our business in each given country. Liquidity risk limits and controls are flexed to achieve that profile and are based on regular qualitative and quantitative assessments of conditions under both normal and stressed conditions. Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

Liquidity limits reflect both local regulatory requirements as well as the behavioural characteristics of their balance sheets. Breaches of limits are reported to Treasury Committee together with details of the requirements to return to compliance.

Liquidity risk framework

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Many of the stress tests currently applied under the Liquidity Framework will also be applied under the FSA’s new regime, although the precise calibration may differ in Barclays final Individual Liquidity Guidance to be set by the FSA. The Framework considers a range of possible wholesale and retail factors leading to loss of financing including:

–	maturing of wholesale liabilities;

–	loss of secured financing and widened haircuts on remaining book;

–	retail and commercial outflows from savings and deposit accounts;

–	drawdown of loans and commitments;

–	potential impact of a two-notch ratings downgrade; and

–	withdrawal of initial margin amounts by counterparties.

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and cash. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 31st December 2009 was £127bn gross (31st December 2008: £43bn) and comprised cash and unencumbered assets.

The cost of maintaining the liquidity pool is a function of the source of funding for the buffer and the reinvestment spread. The cost of funding the liquidity pool is estimated to have been approximately £650m for 2009.

Composition of the Group liquidity pool
	Cash and deposits with central banks £bn	Government guaranteed bonds £bn	Government and supranational bonds £bn	Other available liquidity £bn	Total £bn
As at 31st December 2009 [a]	81	3	31	12	127
As at 31st December 2008 [a]	30	–	2	11	43

Term Financing

Raising term funding is important in meeting the risk appetite of the Barclays Liquidity Framework. Barclays has continued to increase the term of issued liabilities during 2009 by issuing:

–	£15bn equivalent of public senior term funding;

–	£1.8bn equivalent of public covered bonds; and

–	£21bn equivalent of structured notes.

The Group has £4bn of publicly issued debt and £11bn of structured notes maturing in 2010.

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

Day to day funding

Day to day funding is managed through limits on wholesale borrowings, secured borrowings and funding mismatches. These ensure that on any day and over any period there is a limited amount of refinancing requirement. These requirements include replenishment of funds as they mature or are borrowed by customers.

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

Funding Structure

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits and Barclays equity and other long-term capital. The Barclays Capital and Absa businesses are funded through the wholesale secured and unsecured funding markets.

The ratio of customer loans to customer deposits and long-term funding has improved to 81% at 31st December 2009, from 93% at 31st December 2008.

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although contractually current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers –numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

Wholesale depositor split by counterparty type – Barclays Capital
	Banks %	Corporates %	Governments %	Other central banks %	Other financial institutions %	Total %
As at 31st December 2009	36	15	2	16	31	100
As at 31st December 2008	32	15	11	9	33	100

Wholesale depositor split by geography – Barclays Capital
	US %	UK %	Other EU %	Japan %	Africa %	Rest of World %	Total %
As at 31st December 2009	9	25	23	3	16	24	100
As at 31st December 2008	13	22	16	9	17	23	100

GRCB, Barclays Wealth and Head Office [a] Behavioural maturity profile of assets and liabilities	Cash inflow/(outflow)
	Funding surplus £bn	Not more than 1 year £bn	Over 1 year but not more than 2 years £bn	Over 2 years but not more than 3 years £bn	Over 3 years but not more than 4 years £bn	Over 4 years but not more than 5 years £bn	Over 5 years £bn
As at 31st December 2009	94.5	(10.2)	17.8	21.2	7.8	1.8	(132.9)

Note

a	Prior year figures have not been provided as these measures have not previously been reported on a comparable basis.

Risk management

Liquidity risk management

continued

Group policy is to ensure that the assets of the retail, wealth and corporate bank, together with Head Office functions, on a global basis, do not exceed customer deposits and subordinated funding so that these businesses place no reliance on wholesale markets. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structure of the South African financial sector.

In order to assess liquidity risk, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities and is managed to maintain a cash surplus. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out above. This shows that there is a funding surplus of £94.5bn, and that there are expected outflows of £10.2bn within one year from asset repayments being less than liability attrition. For subsequent years the expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows. Maturities of net liabilities are, therefore, behaviourally expected to occur after five years.

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

73% of the inventory is funded on a secured basis (31st December 2008: 50%). Additionally, much of the short-term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below.

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short-term deposits that are included within the Group’s liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 14 months a at 31st December 2008 to at least 26 months at 31st December 2009.

The extension of the term of the wholesale financing has meant that, as at 31st December 2009, 81% of net wholesale funding had remaining maturity of greater than one year and, as at the same date, there was no net wholesale unsecured re-financing required within six months.

Regulatory Changes in 2009

The FSA issued its policy document on ‘strengthening liquidity standards’ on 5th October detailing the requirements for liquidity governance to be in place by 1st December 2009, and the quantitative requirements for liquidity buffers, which will be in place from 1st June 2010, although with an extended transition period of several years to meet the expected standards.

This is the most comprehensive liquidity regime imposed by any regulator globally, requiring increased quantitative reporting from June 2010 and additional evidential reporting to demonstrate adherence to new qualitative requirements. In addition, the Basel Committee on Banking Supervision released a consultative document ‘International framework for liquidity risk measurement, standards and monitoring’ in December 2009. This included two new key liquidity metrics. A liquidity coverage ratio aimed at ensuring banks have sufficient unencumbered high quality assets to meet cash outflows in an acute short-term stress and a Net Stable Funding Ratio to promote longer-term structural funding of the Bank’s balance sheet and capital market activities.

Secured funding by asset class	Government	Agency	MBS	ABS	Corporate	Equity	Other
	%	%	%	%	%	%	%
As at 31st December 2009	59	7	7	6	10	8	3
As at 31st December 2008	49	9	11	9	15	4	3

Contractual maturity of unsecured liabilities [b] (Net of assets available from the Group Liquidity pool)		Not more than 1 month	Not more than 2 months	Not more than 3 months	Not more than 6 months	Not more than 1 year	Over 1 year
		%	%	%	%	%	%
As at 31st December 2009		–	–	–	–	19	81

Notes

a	The 31st December 2008 average unsecured liability term has been restated to at least 14 months to reflect refinements in the underlying calculation.

b	Prior years’ figures have not been provided as these measures have not previously been reported on a comparable basis.

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

The Group’s operational risk management framework aims to:

–	Understand and report the operational risks being taken by the Group.

–	Capture and report operational errors made.

–	Understand and minimise the frequency and impact, on a cost benefit basis, of operational risk events.

–	Manage residual exposures using insurance.

Organisation and structure

Barclays works to benchmark our internal operation risk practices with peer banks and to drive the development of advanced operational risk techniques across the industry. It is not cost effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Events of small significance are expected to occur and are accepted as part of the normal course of business; events of material significance are rare and the Group seeks to reduce the risk from these in accordance with its agreed Risk Appetite.

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Minimum control requirements have been established for all key areas of identified risk by ‘Principal Risk’ owners (see page 54). The risk categories relevant to operational risks are Financial Crime, Financial Reporting, Taxation, Legal, Operations, People, Regulatory and Technology. In addition, the following risk categories are used for business risk: Brand Management, Corporate Responsibility, Strategic and Major Change. Responsibility for implementing and overseeing these policies is positioned with Group Principal Risk Owners. The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Front line risk managers are widely distributed throughout the Group in business units. They service and support these areas, assisting line managers in managing these risks.

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

A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to help identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are captured in a central database and reported monthly to the Group Operational Risk Executive Committee.

Barclays also uses a database of external public risk events and is a member of the Operational Risk Data Exchange (ORX), an association of international banks that share anonymised loss data information to assist in risk identification, assessment and modelling.

Risk management

Operational risk management

continued

By combining internal data, including internal loss experience, risk and control assessments, key indicators and audit findings, with external loss data and expert management judgement, Barclays is able to generate Key Risk Scenarios (KRSs), which identify the most significant operational risks across the Group. The KRSs are validated at business unit and at Group level to ensure that they appropriately reflect the level of operational risk. These are the main input to our capital model. Distributions of the potential frequency and severity of operational risk losses are calculated and aggregated to provide a distribution of potential losses over a year for Barclays as a whole. The aggregation process takes into account potential correlations between risk events. The regulatory capital requirement is determined to a soundness standard of 99.9% confidence. Operational risk capital is allocated, on a risk sensitive basis, to business units, providing an incentive to manage these risks within appetite levels.

Operational risk events

A high proportion of Barclays operational risk events have a low financial cost associated with them and a very small proportion of operational risk events have a material impact. In 2009, 73.3% of reported operational losses had a value of £50,000 or less (2008: 72.8%) but accounted for 3.4% of the overall impact (2008: 7.8%). In contrast, 4% of the operational risk events had a value of £1m or greater (2008: 2%) but accounted for 87% of the overall impact (2008: 66%).

The Group monitors trends in operational losses by size, business unit and internal risk categories (including Principal Risk). For comparative purposes, the analysis below presents Barclays operational risk events by Basel II category. In 2009, the highest frequency of events occurred in Execution, Delivery and Process Management (45.3%) and External Fraud (35.8%). These two areas also accounted for the majority of losses by value, with Execution, Delivery and Process Management comprising 50.5% of total operational risk losses and External Fraud making up a further 38.1%. The growth in impact of external fraud year on year was caused by stressed market conditions which have brought to light fraudulent activity by a number of clients.

Risk management

Statistical information

Statistical and other risk information

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 66 to 93).

Credit risk management

Table 1: Maturity analysis of loans and advances to banks
At 31st December 2009	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom	403	3,234	64	625	405	–	–	398	5,129
Other European Union	1,262	10,803	44	394	184	8	2	–	12,697
United States	1,257	10,926	77	619	157	–	38	63	13,137
Africa	565	465	221	98	974	6	41	18	2,388
Rest of the World	1,275	5,111	88	98	708	530	17	18	7,845
	4,762	30,539	494	1,834	2,428	544	98	497	41,196

At 31st December 2008
United Kingdom	127	6,474	193	163	232	–	–	343	7,532
Other European Union	1,210	10,458	54	415	407	50	5	1	12,600
United States	1,310	11,215	7	676	324	–	–	84	13,616
Africa	584	595	51	1	51	861	8	38	2,189
Rest of the World	1,652	6,957	201	666	884	943	39	479	11,821
Loans and advances to banks	4,883	35,699	506	1,921	1,898	1,854	52	945	47,758

Table 2: Interest rate sensitivity of loans and advances
	2009			2008
At 31st December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	15,898	25,298	41,196	12,101	35,657	47,758
Customers	94,470	336,489	430,959	98,404	369,934	468,338

Risk management

Statistical information

continued

Table 3: Loans and advances to customers by industry At 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Financial services	95,839	114,069	71,160	45,954	43,102
Agriculture, forestry and fishing	4,321	3,281	3,319	3,997	3,785
Manufacturing	18,855	26,374	16,974	15,451	13,779
Construction	6,303	8,239	5,423	4,056	5,020
Property	23,468	22,155	17,018	16,528	16,325
Government	4,801	5,301	2,036	2,426	1,718
Energy and water	10,735	14,101	8,632	6,810	6,891
Wholesale and retail, distribution and leisure	19,746	20,208	18,216	15,490	17,760
Transport	7,284	8,612	6,258	5,586	5,960
Postal and communication	3,427	7,268	5,404	2,180	1,313
Business and other services	30,277	37,373	30,363	26,999	22,529
Home loans	149,738	140,166	106,751	92,477	85,206
Other personal	44,971	48,305	46,423	37,535	39,866
Finance lease receivables	11,194	12,886	11,190	10,142	9,088
Loans and advances to customers	430,959	468,338	349,167	285,631	272,342

Table 4: Loans and advances to customers in the UK At 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Financial services	21,975	26,091	21,131	14,011	11,958
Agriculture, forestry and fishing	2,192	2,245	2,220	2,307	2,409
Manufacturing	8,549	11,340	9,388	9,047	8,469
Construction	3,544	4,278	3,542	2,761	3,090
Property	13,514	12,091	10,203	10,010	10,547
Government	496	20	201	6	6
Energy and water	2,447	3,040	2,203	2,360	2,701
Wholesale and retail distribution and leisure	12,792	14,421	13,800	12,951	12,747
Transport	2,784	3,467	3,185	2,745	2,797
Postal and communication	1,098	1,491	1,416	899	455
Business and other services	16,577	19,589	20,485	19,260	15,397
Home loans	90,903	85,672	69,874	62,621	57,382
Other personal	27,687	28,362	28,691	27,617	30,598
Finance lease receivables	3,021	3,911	4,008	3,923	5,203
Loans and advances to customers in the UK	207,579	216,018	190,347	170,518	163,759

Loans and advances included in the above table for the year 2008 have been reanalysed between Home loans and Other personal to reflect changes in classification of assets.

The industry classifications in Tables 3-7 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Table 5: Loans and advances to customers in other European Union countries At 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Financial services	14,475	14,218	7,585	5,629	3,982
Agriculture, forestry and fishing	187	216	141	786	155
Manufacturing	5,754	8,700	4,175	3,147	2,254
Construction	1,610	1,786	1,159	639	803
Property	4,224	4,814	2,510	2,162	3,299
Government	575	1,089	–	6	–
Energy and water	3,882	5,313	2,425	2,050	1,490
Wholesale and retail distribution and leisure	2,428	2,653	1,719	776	952
Transport	1,905	2,603	1,933	1,465	1,695
Postal and communication	649	962	662	580	432
Business and other services	4,878	5,490	3,801	2,343	3,594
Home loans	35,752	34,451	21,405	18,202	16,114
Other personal	7,403	6,440	6,615	4,086	2,283
Finance lease receivables	2,636	3,328	2,403	1,559	1,870
Loans and advances to customers in other European Union countries	86,358	92,063	56,533	43,430	38,923

Table 6: Loans and advances to customers in the United States At 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Financial services	46,132	56,006	29,342	17,516	16,229
Agriculture, forestry and fishing	1	–	2	2	1
Manufacturing	797	2,171	818	519	937
Construction	7	21	18	13	32
Property	428	549	568	1,714	329
Government	303	336	221	153	300
Energy and water	2,336	3,085	1,279	1,078	1,261
Wholesale and retail distribution and leisure	720	1,165	846	403	794
Transport	383	415	137	128	148
Postal and communication	355	3,343	2,446	36	236
Business and other services	1,721	2,279	1,053	1,432	885
Home loans	19	28	10	349	2
Other personal	7,410	7,691	3,256	2,022	1,443
Finance lease receivables	318	298	304	312	328
Loans and advances to customers in the United States	60,930	77,387	40,300	25,677	22,925

Table 7: Loans and advances to customers in Africa At 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Financial services	3,600	1,956	3,472	2,821	4,350
Agriculture, forestry and fishing	1,936	817	956	889	1,193
Manufacturing	1,419	1,082	1,351	1,747	1,501
Construction	903	2,053	637	591	1,068
Property	4,154	3,485	2,433	1,987	1,673
Government	1,449	1,741	967	785	625
Energy and water	158	118	356	156	193
Wholesale and retail distribution and leisure	1,789	1,012	1,326	1,050	2,774
Transport	368	739	116	354	394
Postal and communication	715	293	231	241	27
Business and other services	4,319	4,699	1,285	2,631	1,258
Home loans	22,057	19,036	15,393	11,223	11,630
Other personal	964	3,069	6,287	2,976	4,955
Finance lease receivables	5,018	5,130	4,357	4,240	1,580
Loans and advances to customers in Africa	48,849	45,230	39,167	31,691	33,221

Risk management

Statistical information

continued

Table 8: Loans and advances to customers in the Rest of the World At 31st December
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Loans and advances	27,042	37,421	22,702	14,207	13,407
Finance lease receivables	201	219	118	108	107
Loans and advances to customers in the Rest of the World	27,243	37,640	22,820	14,315	13,514

Table 9: Maturity analysis of loans and advances to customers
At 31st December 2009	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
United Kingdom
Corporate lending	21,369	14,941	1,568	2,856	13,057	10,071	9,759	14,626	88,247
Other lending to customers in the United Kingdom	5,862	3,802	2,092	3,809	15,201	10,404	23,302	54,860	119,332
Total United Kingdom	27,231	18,743	3,660	6,665	28,258	20,475	33,061	69,486	207,579
Other European Union	4,094	16,113	1,976	3,278	11,088	9,247	10,137	30,425	86,358
United States	4,887	25,296	2,265	3,637	4,876	1,251	11,485	7,233	60,930
Africa	11,248	2,457	1,052	1,322	4,307	3,091	6,162	19,210	48,849
Rest of the World	1,967	6,616	1,189	3,758	4,367	4,485	3,154	1,707	27,243
Total	49,427	69,225	10,142	18,660	52,896	38,549	63,999	128,061	430,959

At 31st December 2008
United Kingdom
Corporate lending	24,790	14,715	1,574	3,259	10,585	12,372	10,495	15,876	93,666
Other lending to customers in the United Kingdom	4,560	6,264	2,495	4,477	16,604	10,541	21,913	55,498	122,352
Total United Kingdom	29,350	20,979	4,069	7,736	27,189	22,913	32,408	71,374	216,018
Other European Union	5,254	17,618	2,707	5,681	11,808	10,272	10,138	28,585	92,063
United States	6,298	39,754	2,737	5,413	8,767	3,447	4,238	6,733	77,387
Africa	8,428	2,247	1,143	1,852	4,560	4,557	5,674	16,769	45,230
Rest of the World	3,832	8,150	2,167	1,545	9,267	4,008	5,666	3,005	37,640
Total	53,162	88,748	12,823	22,227	61,591	45,197	58,124	126,466	468,338

Table 10: Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets
At 31st December 2009	As % of assets	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial industrial and other private sectors £m

United States	1.2	16,907	4,622	–	12,285

At 31st December 2008
United States	3.1	63,614	16,724	2	46,888
Cayman Islands	1.2	23,765	271	–	23,494

At 31st December 2007
United States	2.1	26,249	7,151	6	19,092

At 31st December 2009, 2008 and 2007, there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets.

Table 11: Off-balance sheet and other credit exposures as at 31st December	2009 £m	2008 £m	2007 £m
Off-balance sheet exposures
Contingent liabilities	52,774	66,310	45,774
Commitments	207,275	260,816	192,639
On-balance sheet exposures
Trading portfolio assets	151,344	185,637	193,691
Financial assets designated at fair value held on own account	41,311	54,542	56,629
Derivative financial instruments	416,815	984,802	248,088
Available for sale financial investments	56,483	64,976	43,072

Table 12: Notional principal amounts of credit derivatives as at 31st December	2009 £m	2008 £m	2007 £m
Credit derivatives held or issued for trading purposes [a]	2,016,796	4,129,244	2,472,249

Table 13: Credit risk loans summary At 31st December	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Impaired loans	16,240	12,264	8,574	4,444	4,550
Accruing loans which are contractually overdue 90 days or more as to principal or interest	5,317	2,953	794	598	609
Impaired and restructured loans	831	483	273	46	51
Credit risk loans	22,388	15,700	9,641	5,088	5,210

Table 14: Credit risk loans At 31st December	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Impaired loans:
United Kingdom	4,519	3,793	3,605	3,340	2,965
Other European Union	4,004	1,713	472	410	345
United States	4,612	4,397	3,703	129	230
Africa	2,170	1,996	757	535	831
Rest of the World	935	365	37	30	179
Total	16,240	12,264	8,574	4,444	4,550
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	2,312	1,656	676	516	539
Other European Union	951	562	79	58	53
United States	232	433	10	3	–
Africa	1,739	172	29	21	17
Rest of the World	83	130	–	–	–
Total	5,317	2,953	794	598	609
Impaired and restructured loans:
United Kingdom	582	367	179	–	5
Other European Union	41	29	14	10	7
United States	180	82	38	22	16
Africa	22	–	42	14	23
Rest of the World	6	5	–	–	–
Total	831	483	273	46	51
Total credit risk loans:
United Kingdom	7,413	5,816	4,460	3,856	3,509
Other European Union	4,996	2,304	565	478	405
United States	5,024	4,912	3,751	154	246
Africa	3,931	2,168	828	570	871
Rest of the World	1,024	500	37	30	179
Credit risk loans	22,388	15,700	9,641	5,088	5,210

Note

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Risk management

Statistical information

continued

Table 15: Potential problem loans
At 31st December	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
United Kingdom	858	883	419	465	640
Other European Union	790	963	59	32	26
United States	553	431	964	21	12
Africa	488	140	355	240	248
Rest of the World	679	39	–	3	3
Potential problem loans	3,368	2,456	1,797	761	929

Table 16: Interest foregone on credit risk loans
	2009 £m	2008 £m	2007 £m
Interest income that would have been recognised under the original contractual terms
United Kingdom	392	244	340
Rest of the World	736	235	91
Total	1,128	479	431

Interest income of approximately £413m (2008: £195m, 2007: £48m) from such loans was included in profit, of which £137m (2008: £72m, 2007: £26m) related to domestic lending and the remainder related to foreign lending.

In addition, a further £185m (2008: £135m, 2007: £113m) was recognised arising from impaired loans. Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the expected future cash flows for the purpose of measuring the impairment loss. £52m (2008: £42m, 2007: £93m) of this related to domestic impaired loans and the remainder related to foreign impaired loans.

Table 17: Analysis of impairment/provision charges
At 31st December	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Impairment charge/net specific provisions charge
United Kingdom	2,744	1,817	1,593	1,880	1,382
Other European Union	1,408	587	123	92	75
United States	1,525	1,519	374	12	76
Africa	814	454	214	143	37
Rest of the World	839	207	2	(53)	4
Impairment on loans and advances	7,330	4,584	2,306	2,074	1,574
Impairment on available for sale assets	670	382	13	86	4
Impairment on reverse repurchase agreements	43	124	–	–	–
Impairment charge	8,043	5,090	2,319	2,160	1,578
Other credit provisions charge/(release)	28	329	476	(6)	(7)
Impairment/provision charges	8,071	5,419	2,795	2,154	1,571

Table 18: Impairment/provisions charges ratios (‘Loan loss ratios’)
	2009%	2008%	2007%	2006%	2005%
Impairment/provisions charges as a percentage of average loans and advances for the year:
Impairment charge	1.64	1.01	0.64	0.66	0.58
Total	1.64	1.01	0.64	0.66	0.58
Amounts written off (net of recoveries)	0.72	0.61	0.49	0.61	0.50

Table 19: Analysis of allowance for impairment/provision for bad and doubtful debts	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
Impairment allowance/specific provisions
United Kingdom	4,083	2,947	2,526	2,477	2,266
Other European Union	2,014	963	344	311	284
United States	2,518	1,561	356	100	130
Africa	1,349	857	514	417	647
Rest of the World	832	246	32	30	123
Allowance for impairment provision balances	10,796	6,574	3,772	3,335	3,450
Average loans and advances for the year	447,569	453,413	357,853	313,614	271,421

Table 20: Allowance for impairment/provision balance ratios	2009	2008	2007	2006	2005
	%	%	%	%	%
Allowance for impairment/provision balance at end of year as a percentage of loans and advances at end of year:
Impairment balance	2.29	1.27	0.97	1.05	1.14
Total	2.29	1.27	0.97	1.05	1.14

Table 21: Movements in allowance for impairment/provisions charge for bad and doubtful debts [a]	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
Allowance for impairment/provision balance at beginning of year	6,574	3,772	3,335	3,450	2,637
Acquisitions and disposals	434	307	(73)	(23)	555
Unwind of discount	(185)	(135)	(113)	(98)	(76)
Exchange and other adjustments	(127)	791	53	(153)	125
Amounts written off	(3,380)	(2,919)	(1,963)	(2,174)	(1,587)
Recoveries	150	174	227	259	222
Impairment/provision charged against profit	7,330	4,584	2,306	2,074	1,574
Allowance for impairment/provision balance at end of year	10,796	6,574	3,772	3,335	3,450

Table 22: Amounts written off	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
United Kingdom	(1,569)	(1,514)	(1,530)	(1,746)	(1,302)
Other European Union	(453)	(162)	(143)	(74)	(56)
United States	(669)	(1,044)	(145)	(46)	(143)
Africa	(438)	(187)	(145)	(264)	(81)
Rest of the World	(251)	(12)	–	(44)	(5)
Amounts written off	(3,380)	(2,919)	(1,963)	(2,174)	(1,587)

Risk management

Statistical information

continued

Table 23: Recoveries	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
United Kingdom	48	131	154	178	160
Other European Union	12	4	32	18	13
United States	6	1	7	22	15
Africa	80	36	34	33	16
Rest of the World	4	2	–	8	18
Recoveries	150	174	227	259	222

Table 24: Impairment allowances/provision charged against profit [a]	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
New and increased impairment allowance/specific provision charge:
United Kingdom	3,123	2,160	1,960	2,253	1,763
Other European Union	1,625	659	192	182	113
United States	1,535	1,529	431	60	105
Africa	932	526	268	209	109
Rest of the World	896	242	20	18	39
	8,111	5,116	2,871	2,722	2,129
Reversals of impairment allowance/specific provision charge:
United Kingdom	(331)	(212)	(213)	(195)	(221)
Other European Union	(205)	(68)	(37)	(72)	(25)
United States	(4)	(9)	(50)	(26)	(14)
Africa	(38)	(36)	(20)	(33)	(56)
Rest of the World	(53)	(33)	(18)	(63)	(17)
	(631)	(358)	(338)	(389)	(333)
Recoveries	(150)	(174)	(227)	(259)	(222)
Net charge to profit	7,330	4,584	2,306	2,074	1,574

Table 25: Total impairment/specific provision charges for bad and doubtful debts by industry	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
United Kingdom:
Financial services	485	76	32	64	22
Agriculture, forestry and fishing	2	4	–	5	9
Manufacturing	112	118	72	1	120
Construction	54	15	14	17	14
Property	113	80	36	15	18
Energy and water	–	1	1	(7)	1
Wholesale and retail distribution and leisure	314	59	118	88	39
Transport	13	3	3	19	(27)
Postal and communication	17	–	15	15	3
Business and other services	175	234	81	133	45
Home loans	33	28	1	4	(7)
Other personal	1,376	1,178	1,187	1,526	1,142
Finance lease receivables	50	21	33	–	3
	2,744	1,817	1,593	1,880	1,382
Overseas	4,586	2,767	713	194	192
Impairment/specific provision charges	7,330	4,584	2,306	2,074	1,574

The category ‘Other personal’ includes credit cards, personal loans, second liens and personal overdrafts.

The industry classifications in Tables 25, 26 and 27 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Note

a	Does not reflect the impairment of available for sale assets, reverse repurchase agreements or other credit risk provisions.

Table 26: Allowance for impairment/specific provision for bad and doubtful debts by industry
	2009		2008		2007		2006		2005
	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial services	493	4.6	81	1.2	103	2.7	67	2.0	26	0.8
Agriculture, forestry and fishing	–	–	1	0.0	5	0.1	17	0.5	12	0.3
Manufacturing	142	1.3	185	2.8	65	1.7	85	2.5	181	5.2
Construction	41	0.4	18	0.3	16	0.4	16	0.5	13	0.4
Property	90	0.8	114	1.7	54	1.4	26	0.8	24	0.7
Energy and water	–	–	1	0.0	1	–	–	–	18	0.5
Wholesale and retail distribution and leisure	182	1.7	43	0.7	102	2.7	81	2.4	99	2.9
Transport	–	0.0	–	0.0	11	0.3	24	0.7	32	0.9
Postal and communication	27	0.3	33	0.5	25	0.7	12	0.4	2	0.1
Business and other services	218	2.0	236	3.6	158	4.2	186	5.6	102	3.0
Home loans	63	0.6	46	0.7	15	0.4	10	0.3	50	1.4
Other personal	2,762	25.5	2,160	32.9	1,915	50.8	1,953	58.6	1,696	49.2
Finance lease receivables	65	0.6	29	0.4	56	1.5	–	–	11	0.3
	4,083	37.8	2,947	44.8	2,526	67.0	2,477	74.3	2,266	65.7
Overseas	6,713	62.2	3,627	55.2	1,246	33.0	858	25.7	1,184	34.3
Total	10,796	100	6,574	100.0	3,772	100.0	3,335	100.0	3,450	100.0

Table 27: Analysis of amounts written off and recovered by industry
	Amounts written off for the year					Recoveries of amounts previously written off
	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
United Kingdom:
Financial services	72	88	6	13	2	3	4	1	–	1
Agriculture, forestry and fishing	2	6	5	8	3	–	–	2	1	–
Manufacturing	162	53	83	73	47	4	8	7	21	11
Construction	34	19	23	17	15	3	2	3	2	1
Property	141	27	16	23	4	3	2	10	6	1
Energy and water	2	1	–	1	22	4	–	–	2	–
Wholesale and retail distribution and leisure	182	137	109	120	85	8	7	12	14	25
Transport	14	10	13	11	29	1	1		1	10
Postal and communication	23	3	3	5	15	–	–	–	–	–
Business and other services	197	153	83	124	83	5	10	22	17	14
Home loans	16	4	1	–	2	–	1	1	7	4
Other personal	705	960	1,164	1,351	992	13	88	96	107	92
Finance lease receivables	19	53	24	–	3	4	8	–	–	1
	1,569	1,514	1,530	1,746	1,302	48	131	154	178	160
Overseas	1,811	1,405	433	428	285	102	43	73	81	62
Total	3,380	2,919	1,963	2,174	1,587	150	174	227	259	222

Risk management

Statistical information

continued

Table 28: Total impairment allowance/(provision) coverage of credit risk loans
	2009%	2008%	2007%	2006%	2005%
United Kingdom	55.1	50.7	56.6	64.2	64.6
Other European Union	40.3	41.8	60.9	65.1	70.1
United States	50.1	31.8	9.5	64.9	52.8
Africa	34.3	39.5	62.1	73.2	74.3
Rest of the World	81.3	49.2	86.5	100.0	68.7
Total coverage of credit risk loans	48.2	41.9	39.1	65.6	66.2

Table 29: Total impairment allowance/(provision) coverage of potential credit risk lending (CRLs and PPLs)
	2009%	2008%	2007%	2006%	2005%
United Kingdom	49.4	44.0	51.8	57.3	54.6
Other European Union	34.8	29.5	55.1	61.0	65.9
United States	45.1	29.2	7.6	57.1	50.4
Africa	30.5	37.1	43.4	51.5	57.8
Rest of the World	48.9	45.5	86.5	91.0	67.6
Total coverage of potential credit risk lending	41.9	36.2	33.0	57.0	56.2

Risk management

Supervision and regulation

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business, constrain business operations and affect financial returns. These include reserve and reporting requirements and conduct of business regulations. These requirements are imposed by the relevant central banks and regulatory authorities that supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, among others, the Basel Committee on Banking Supervision and the International Organisation of Securities Commissions. They also reflect requirements derived from EU directives.

In the UK, the Financial Services Authority (FSA) is the independent body responsible for the regulation and supervision of deposit taking, life insurance, home mortgages, general insurance and investment business. Barclays Bank PLC is authorised by the FSA under the Financial Services and Markets Act 2000 to carry on a range of regulated activities within the UK and is subject to consolidated supervision by the FSA. In its role as supervisor, the FSA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The FSA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

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

The Banking Act 2009 (the Banking Act) provides a permanent regime to allow the FSA, the UK Treasury and the Bank of England to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers, including (a) the power to issue share transfer orders pursuant to which all or some of the securities issued by a bank may be transferred to a commercial purchaser or Bank of England entity and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank or its holding company and its former group undertakings for reasonable consideration, in order to enable any transferee or successor bank of the UK bank to operate effectively. There is also power for the Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect. In addition, the Banking Act gives the Bank of England statutory responsibility for financial stability in the UK and for the oversight of payment systems.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme—FSCS) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the Euro) are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises funds, raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results and financial condition. Further details can be found in the “Competition and Regulatory Matters” note to the financial statements on page 222.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission, the Monetary Authority of Singapore, the China Banking Regulatory Commission and the Reserve Bank of India); Africa and the Middle East (various regulatory authorities including the South African Reserve Bank and the Financial Services Board and the regulatory authorities of the United Arab Emirates) and the United States of America (including the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC) and the Securities and Exchange Commission (SEC)).

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

In the United States, Barclays PLC, Barclays Bank PLC and Barclays US banking subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays Bank PLC’s branches in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Bank PLC also operates a federal agency in California that is licensed by and subject to regulation and examination by the OCC. Barclays Bank Delaware is a Delaware-chartered commercial bank subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary US federal regulator for the New York and Florida branches and also exercises umbrella regulatory authority over Barclays other US operations. The regulation of Barclays and its US banking subsidiaries imposes restrictions on the activities of Barclays, including its US banking subsidiaries and Barclays Bank PLC’s US branches and agencies, as well as prudential restrictions, such as limits on extensions of credit by the Barclays Bank PLC’s US branches and agencies and the US banking subsidiaries to a single borrower and to Barclays subsidiaries and affiliates.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as Barclays Bank PLC maintains one or more federal branches or agencies, the OCC also has the authority to take possession of the US operations of Barclays Bank PLC under similar circumstances, and this federal power may pre-empt the state insolvency regimes that would otherwise be applicable to Barclays Bank PLC’s state licensed branches. As a result, if the OCC exercised its authority over the US agency of Barclays Bank PLC pursuant to federal law in the event of a Barclays Bank PLC insolvency, all of Barclays Bank PLC’s US assets would most likely be applied first to satisfy creditors of its US branches and agencies as a group, and then made available for application pursuant to any UK insolvency proceeding.

In addition to the direct regulation of Barclays US banking offices, Barclays US operations subject Barclays to regulation by the FRB under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956 (BHC Act). Barclays PLC, Barclays Bank PLC and Barclays Group US Inc. are bank holding companies registered with the FRB. Each has elected to be treated as a financial holding company under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to registered bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain the financial holding company status of each of Barclays PLC, Barclays Bank PLC and Barclays Group US Inc., Barclays Bank PLC is required to meet or exceed certain capital ratios and to be deemed to be “well managed” and Barclays Bank Delaware must also meet certain capital requirements, be deemed to be “well managed” and have at least a “satisfactory” rating under the Community Reinvestment Act of 1977.

Barclays is required to obtain the prior approval of the FRB before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting securities of any US bank or bank holding company. Under current FRB policy, Barclays is required to act as a source of financial strength for Barclays Bank Delaware. This policy could, among other things, require Barclays to inject capital into Barclays Bank Delaware if it becomes undercapitalised. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution. See Note 36 to the financial statements for further discussion of competition and regulatory matters.

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

– Record-keeping

– The financing of customers’ purchases

– Procedures for compliance with US securities law

– The conduct of directors, officers and employees

Risk management

Supervision and regulation

continued

Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (FINRA). Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodity Futures Trading Commission and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees.

Barclays Bank PLC and Barclays Capital Energy, Inc. are authorised by the U.S. Federal Energy Regulatory Commission (FERC) to sell wholesale physical power at market-based rates. As FERC authorised power marketers and as buyers and sellers of natural gas, Barclays Bank PLC and Barclays Capital Energy, Inc. are subject to regulation under The U.S. Federal Power Act, The U.S. Natural Gas Act and The U.S. Energy Policy Act of 2005 and applicable FERC orders, rules and regulations thereunder.

Barclays subsidiaries in the US are also subject to regulation by applicable federal and state regulators of their activities in the mortgage servicing business.

Regulatory Developments

In the wake of the financial crisis there will be regulatory change that will have a substantial impact on all financial institutions, including the Group. The full extent of this impact and its timing is not yet fully clear, with reform programmes being developed at global, EU and national level. A programme to reform the global regulatory framework was agreed by G20 Heads of Government in April 2009, building on an agreement that had been reached by the G20 in November 2008. The EU is following a similar programme of reform following the May 2008 ‘roadmap’ and implementing G20 requirements. There is a substantial degree of commonality to these programmes covering issues of capital and liquidity regulation, risk management and accounting standards.

The Financial Stability Board (FSB) has been designated by the G20 as the body responsible for co-ordinating the delivery of the reform programme. It has initiated work developing guidelines for the supervision of systemically significant institutions. It is required to present its proposals to the November 2010 meeting of G20 Heads of Government. The FSB is also working on approaches to the resolution of systemically significant institutions that will include the preparation of Recovery and Resolution Plans, sometimes called ‘living wills’. Further detail is awaited from the FSB, although the FSA has initiated a pilot project with a group of large UK banks.

In execution of the mandate given by the G20 and the FSB, the Basel Committee on Banking Supervision has agreed on increased capital requirements for trading book activities to be introduced from the end of 2010. In December 2009, the Basel Committee issued proposals for consultation on enhanced capital and liquidity requirements. These proposals would refine the definition of regulatory capital to have a greater focus on core equity, would enhance capital requirements in respect of counterparty risk, introduce measures to make capital requirements less procyclical, establish a leverage ratio and require banks to hold greater buffers of high quality liquid instruments. The Basel Committee will conduct a quantitative impact study on its proposals in the course of the first half of 2010, with a view to finalising its requirements by the end of the year and with the aim of commencing the transition to the new capital and liquidity regime from the end of 2012.

The Basel Committee’s trading book proposals are being implemented in the EU by amendment to the Capital Requirements Directive (CRD). The CRD has also been amended to tighten the definition of hybrid capital and the operation of the large exposures regime in relation to interbank transactions. The EU has indicated that it will further amend the CRD to implement revised global standards on capital adequacy and on liquidity that are being consulted on by the Basel Committee. The EU will also conduct a Europe-focused quantitative impact study. In addition, other amendments are being made to the EU framework of directives, including to the Directive and to the Directive on Deposit Guarantee Schemes. Further amendments to EU regulatory requirements are likely as the EU develops its response to the financial crisis, including the structure of the regulatory system in Europe as proposed in the report of a high-level Commission group published in February 2009. Among other things, it is proposed by the end of 2010 to create a European Banking Authority charged with the development of a single rulebook for banks in the EU. National authorities will remain responsible for the supervision of financial institutions.

In the UK, the Treasury issued a White Paper ‘Reforming Financial Markets’ in July 2009 that foreshadowed the introduction of a Financial Services Bill in November. The Financial Services Bill will among other things create a Council for Financial Stability to co-ordinate the activities of the UK tripartite authorities (HM Treasury, the FSA and the Bank of

England) to deal with issues related to financial stability and systemic risk. It will also place a duty on the FSA to make rules requiring financial institutions to create and maintain Recovery and Resolution plans, require the FSA to make general rules about remuneration policies of regulated firms, give the FSA a wider authority to prohibit short selling and permit collective court actions as a means by which redress can be sought in cases where there has been a mass failure of practice that has affected significant numbers of consumers. The Financial Services Bill is currently going through the Parliamentary process and its likely final shape remains uncertain. In response to the Introduction of the Financial Services Bill, the Conservative Party indicated in July 2009 that, were it to have a majority following the General Election that must take place by early June 2010, it would transfer responsibility for prudential supervision to the Bank of England and create a Consumer Protection Agency to focus on issues of business conduct.

The Chancellor of the Exchequer commissioned two major reviews of the regulation of banks that reported in 2009. Lord Turner, the Chairman of the FSA was requested to undertake a review of banking regulation, while Sir David Walker was asked to review the corporate governance of financial institutions. The Turner Review, published in March 2009, sets out a comprehensive approach to reform the regulation of banks, and for higher standards of capital, liquidity and risk management. It also sets out a more intensive and intrusive approach to supervision. This was already in development as part of the FSA’s Supervisory Enhancement Programme that has seen an increase in the resources devoted to supervision, the intensity of supervision and the penalties that may be applied in any enforcement action. Pending international agreement, the FSA has unilaterally set minimum capital requirements that are very substantially increased from pre-crisis levels. Similarly, the FSA is introducing a regulatory liquidity regime in advance of international agreement on the Basel proposals. The Walker Review, published in November 2009, sets out proposals for reforms to the corporate governance of financial institutions. The Financial Services Bill referred to above will give the FSA enabling powers to implement some of these.

In the United States, the FDIC has established a Temporary Liquidity Guarantee Program (TLGP) for eligible institutions including, among others, US bank holding companies and FDIC-insured depository institutions, unless they opted out. Under the TLGP, the FDIC insures the entire amount of non-interest bearing transaction account deposits of eligible institutions until June 30th, 2010 and certain senior unsecured debt of eligible institutions issued before June 30th, 2009 (later extended to October 31st, 2009). Barclays Bank Delaware and Barclays Group US, Inc. are eligible to participate in the TLGP, and they have opted in. Barclays PLC and Barclays Bank PLC, as non-US banks or bank holding companies, were not eligible to participate in the TLGP.

In addition, in the United States, as elsewhere, recent market disruptions and economic conditions have led to numerous proposals for changes to and significant increases in the regulation of the financial services industry. These proposals include: possible limitations on the activities of banking institutions such as prohibitions on engaging in proprietary trading operations that are not related to serving customers; proposals that would subject large and systemically important banks and financial institutions to enhanced regulatory requirements; and financial market and trading reforms such as the Wall Street Reform and Consumer Protection Act 2009, which was passed by the US House of Representatives in December 2009 and which would, if enacted, among other things, increase regulation of over-the-counter derivatives by imposing clearing and execution requirements on swap dealers and major swap market participants. However, these and other proposals are still under consideration and there is uncertainty as to whether and in what forms such proposals ultimately may be enacted or adopted and therefore what impact they will have on the Group and its businesses in the United States. The Obama Administration has also proposed the levying of a Financial Crisis Responsibility Fee (FCRF). The Administration has said that the FCRF will apply to the US subsidiaries of a foreign bank or financial company if the consolidated assets of the US subsidiaries exceed £50bn. As legislation implementing the FCRF has not yet been proposed, the impact of the FCRF on the Group cannot yet be determined.

The credit card-related activities of the Group in the US will be significantly affected by the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (Credit CARD Act) which was passed by Congress. The Credit CARD Act will have the effect of restricting many credit card pricing and marketing practices. Among the numerous provisions, which come into effect at various times through August 2010, are those that prohibit increasing rates on existing balances and over limit fees in most instances, restrict increasing fees and rates prospectively, restrict what penalty fees can be assessed, regulate how payments are to be allocated to different balances and how the billing process is to work, and revises all communications to cardholders.

Board and executive committee

Marcus’ extensive background in banking began at Lazard where he worked from 1972 to 2006, latterly as Chairman of Lazard in London and Deputy Chairman of Lazard LLC. He was Chairman of BAA plc until 2006 and is currently Senior Independent Director of the British Broadcasting Corporation (BBC) and Chairman of the Trustees of The Royal Botanic Gardens.

Term of office: Marcus joined the Board in September 2006 as a non-executive Director and was appointed Chairman on 1st January 2007. Marcus was last re-elected by shareholders at the AGM in 2009.

Independent: On appointment

External appointments: Senior Independent Director of the BBC since 2006. Chairman of the Trustees of the Royal Botanic Gardens, Kew. Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. Chairman of Lazard in London and Deputy Chairman of Lazard LLC until 2006.

Chairman of BAA plc until 2006.

Committee membership: Chairman of the Board Corporate Governance and Nominations Committee since January 2007. Member of the Board HR and Remuneration Committee since January 2007.

Sir Richard has experience of both the private and public sector having worked in high-level banking roles and the Civil Service. He was the Executive Chairman of HM Customs and Excise from 2000 to 2003. Formerly a member of the Group Executive Committee of Schroders PLC and a non-executive Director of the Securities Institute.

Sir Richard is Chairman of Arriva PLC.

Term of office: Sir Richard joined the Board in September 2003. Appointed Senior Independent Director on 1st September 2004 and Deputy Chairman on 16th July 2009. Sir Richard was last re-elected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Chairman of Arriva PLC since 2004. Executive Chairman of HM Customs and Excise until 2003. Former Group Executive Committee member of Schroders PLC. Non-executive Director of the Securities Institute until 1995.

Committee membership: Member of the Board Risk Committee since April 2004 (Chairman January 2006 to December 2009). Chairman of the Board HR and Remuneration Committee since January 2007 (member since April 2004). Member of the Board Corporate Governance and Nominations Committee since September 2004.

David manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. David was employed by Morgan Stanley from 1982 to 1992, and again from 1995 to 1997. He held various key positions there, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology.

Term of office: David joined the Board in May 2007. David was last re-elected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Director of East Ferry Investors, Inc. Trustee of the Brooklyn Botanic Garden. Various positions at Morgan Stanley & Co. until 1997. Director of the Discount Corporation of New York until 1993.

Committee membership: Chairman of the Board Risk Committee since January 2010 (member since January 2008). Member of Board Corporate Governance and Nominations Committee since January 2010.

Leigh is Chairman of Qantas Airways Limited, a Director of Bechtel Group Inc, Chairman of Bechtel Australia Pty Ltd and Senior Adviser to Kohlberg, Kravis, Roberts and Co. Leigh joined the Rio Tinto Group in 1970 and was a Director of Rio Tinto plc from 1994 and Rio Tinto Limited from 1995, and was Chief Executive of the Rio Tinto Group from 2000 until 2007.

Term of office: Leigh joined the Board in October 2004. Leigh was last re-elected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Chairman of Qantas Airways Limited since November 2007. Chairman of Bechtel Australia Pty Ltd since July 2009. Director of Bechtel Group Inc since July 2009. Senior Adviser to Kohlberg Kravis Roberts & Co since January 2009. Chairman of the Murdoch Childrens Research Institute since December 2009. Board Member of the National Gallery of Victoria Foundation. Chief Executive of Rio Tinto from 2000 until 2007. Director of Freeport-McMoran Copper & Gold Inc. until 2004.

Committee membership: Member of the Board HR and Remuneration Committee since July 2005. Member of the Barclays Asia Pacific Advisory Committee.

Fulvio is currently Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, where he was previously Chief Financial Officer from 1999-2005. Fulvio has held a number of high-level financial roles, including Chief Financial Officer and General Manager of Telecom Italia and General Manager and Chief Financial Officer of Ferrovie dello Stato. He was also head of the accounting, finance, and control department of Montecatini and was in charge of finance at Montedison-Compart. He has held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe.

Term of office: Fulvio joined the Board in April 2006. Fulvio was last re-elected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Chief Executive of Enel SpA since 2005. Director of ENDESA SA since June 2009. Director of AON Corporation since January 2008. Chief Financial Officer and General Manager of Telecom Italia until 1999. General Manager and Chief Financial Officer of Ferrovie dello Stato until 1998.

Committee membership: Member of the Board Audit Committee since September 2006.

Simon has extensive experience of the institutional fund management industry, having worked at Fidelity International from 1981 to 2008, latterly as President of the Investment Solutions Group and President of the Retirement Institute. Simon held a number of positions during his career at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group. Simon remains a Director of Fidelity European Values PLC and Fidelity Japanese Values PLC.

Term of office: Simon Fraser joined the Board in March 2009. Simon was last reelected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Director of Fidelity European Values PLC since July 2002. Director of Fidelity Japanese Values PLC since May 2000. Director of The Merchants Trust PLC since August 2009. Director and Chairman Designate of Foreign & Colonial Investment Trust PLC since September 2009.

Committee membership: Member of the Board Audit Committee since May 2009. Member of the Board HR and Remuneration Committee since May 2009.

Reuben is a Senior Adviser at the Center for Strategic & International Studies in Washington, D.C. and previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007-2009). Prior to joining the Department of State, Reuben was the Chairman of the Commodity Futures Trading Commission (2005-2007) and before that held a number of positions in US government service (2002-2005). He spent 18 years at Goldman, Sachs & Co. between 1983-2001, where he was managing partner of Goldman Sachs in Paris and of the firm’s European Financial Institutions Group in London.

Term of office: Reuben Jeffery joined the Board in July 2009.

Independent: Yes

External appointments: Senior Adviser at the Center for Strategic & International Studies, Washington D.C.

Committee membership: Member of Board Risk Committee since January 2010.

Sir Andrew is Chairman of the National Audit Office, having held a number of public roles in the financial services sector, including Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury and non-executive Director of the Bank of England. Sir Andrew is also Dean of the London Business School. He has been at the London Business School from 1974-1976, 1979-1993 and since 2004.

Term of office: Sir Andrew joined the Board in September 2004. Sir Andrew was last reelected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Dean of the London Business School since January 2009.

Chairman of the National Audit Office since December 2008. Trustee of the Institute for Government since September 2008.

Chairman of Applied Intellectual Capital Inc. until 2008. Non-executive Director of the Bank of England until 2008. Non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust until 2008. Non-executive Director and Chairman of the MORI Group until 2005.

Committee membership: Member of the Board Audit Committee since September 2004. Member of the Board Risk Committee since September 2004.

Board and executive committee

continued

Sir Michael is currently Chairman of BT Group PLC, Chairman of the UK Commission for Employment and Skills and Chairman of easyJet plc. Sir Michael previously worked at KPMG from 1974-2007 where he spent a number of years in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2000 and Chairman of KPMG International from 2002-2007.

Term of office: Sir Michael joined the Board in January 2008. Sir Michael was last reelected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Chairman of BT Group PLC since 2007. Chairman of easyJet plc since January 2010 (Deputy Chairman June 2009-December 2009). Director of the Financial Reporting Council since 2007. Chairman of the UK Commission for Employment and Skills since 2007. Director of the McGraw-Hill Companies since 2007. Chairman of KPMG International until 2007. Chairman of Business in the Community from 2004 until 2007.

Committee membership: Chairman of the Board Audit Committee since March 2009 (member since January 2008). Member of the Board Risk Committee since May 2009. Member of Board Corporate Governance and Nominations Committee since May 2009.

Sir John is Chairman of Merlin Entertainments Limited. Until July 2008 he was Chairman of Cadbury Schweppes PLC, having worked at Cadbury’s in various roles, including that of Chief Executive, since 1968. He is a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Association Member of BUPA and a Governor of both Reading and Aston University Councils.

Term of office: Sir John joined the Board in June 2005. Sir John was last re-elected by shareholders at the AGM in 2009.

Independent: Yes

External appointments: Chairman of Merlin Entertainments Limited since December 2009. Deputy President of the Chartered Management Institute 2008-2009 (President 2007-2008). Director of the Financial Reporting Council since 2004. Adviser to CVC Capital Partners. Chairman of Cadbury Schweppes PLC until July 2008. Deputy President of the CBI until June 2008 (former member and President). Non-executive Director of the Rank Group PLC until 2006.

Committee membership: Member of the Board Corporate Governance and Nominations Committee since September 2006. Member of the Board HR and Remuneration Committee since July 2005.

John was appointed Group Chief Executive of Barclays on 1st September 2004, prior to which he had been Group Deputy Chief Executive from 1st January 2004. He joined Barclays in 1982 and has held various positions across the Group, including the position of Group Finance Director from 2000 until the end of 2003. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998. Following the sale of BGI, John is a non-executive Director of BlackRock, Inc. John is also a non-executive Director of AstraZeneca PLC. He is Chairman of Business Action on Homelessness, President of the Employer’s Forum on Disability, Honorary President of the UK Drug Policy Commission and a member of the International Advisory Panel of the Monetary Authority of Singapore.

Term of office: John joined the Executive Committee in September 1996 and was appointed to the Board in June 1998. John was last re-elected at the AGM in 2009.

External appointments: Non-executive Director of BlackRock, Inc since December 2009. Non-executive Director of AstraZeneca PLC since 2006. Non-executive Director of British Grolux Investments Limited since 1999. Chairman of Business Action on Homelessness since 2006. President of the Employer’s Forum on Disability since 2005. Honorary President of the UK Drug Policy Commission since 2007. Member of the International Advisory Panel of the Monetary Authority of Singapore since 2006.

Robert E Diamond Jr is responsible for the Corporate and Investment Banking and Wealth Management businesses of the Barclays Group, comprising Barclays Capital, Barclays Corporate and Barclays Wealth. Bob was formerly Vice Chairman and Head of Global Fixed Income and Foreign Exchange at CS First Boston and he was a member of the Executive Board and Operating Committee of CS First Boston. Following the sale of BGI, Bob is a non-executive Director of BlackRock, Inc.

Term of office: Bob was appointed President and became an executive Director in June 2005. He has been a member of the Barclays Executive Committee since September 1997. Bob was last re-elected by shareholders at the AGM in 2009.

External appointments: Non-executive Director of BlackRock, Inc. Chairman, Board of Trustees of Colby College, Waterville, Maine. Chairman, Old Vic Productions Plc. Trustee, The Mayor’s Fund for London. Member of the Advisory Board, Judge Business School. Member of International Advisory Board, British-American Business Council. Life Member of The Council on Foreign Relations. Member of The International Advisory Board, The Atlantic Council.

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

Term of office: Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. Chris was last re-elected by shareholders at the AGM in 2009.

External appointments: UK Head of Financial Services and Global Head of Banking and Capital Markets of PricewaterhouseCoopers LLP until 2006.

See page 120 for full biography

See page 120 for full biography

See page 120 for full biography

Jerry is responsible for the firm’s Global Markets businesses, encompassing the Trading, Sales and Research functions globally. He joined Barclays Capital in June 1997 from Bankers Trust in London where he had been a Senior Managing Director of Derivatives Products, responsible for the European business. Prior to this, he was based in Toronto, Canada, where he was responsible for the Canadian Dollar interest rate derivatives business. Before Bankers Trust, he worked for the Bank of Nova Scotia. Jerry currently serves on the Boards of SIFMA (Securities Industry and Financial Markets Association), Room to Read and Queen’s University.

Mark joined Barclays as Group General Counsel in 2003. Included within his area of responsibility are legal and regulatory compliance issues throughout the bank. He chairs the Group Operating Committee and Group Governance and Control Committee. Previously, Mark was a partner in the international law firm, Clifford Chance, where his practice spanned bank finance, capital markets and financial services regulation. He spent four years at UBS as General Counsel of its investment bank. Mark is past Chairman of the General Counsel 100 Group and of the Board of the International Swaps and Derivatives Association (ISDA). He is a Governor of the College of Law.

Antony was appointed Chief Executive of Global Retail Banking and joined the Barclays Executive Committee in November 2009. Prior to that he had been Chief Executive of Barclaycard since January 2006. Antony is a Barclays appointed non-executive Director of Absa, which is majority owned by Barclays. Since October 2008, Antony has been on the Board of Visa Europe Ltd.

Tom joined Barclays in September 1996 after 18 years at JP Morgan where he held a number of roles, including Head of Fixed Income Sales, Trading and Research, and was responsible for all activities with investors in the United States. He has served on the US Treasury Borrowing Advisory Committee and is a former Chair of the US Bond Market Association, a predecessor organisation to SIFMA (Securities Industry and Financial Markets Association).

Robert has been the Chief Risk Officer for Barclays Group since 2004. He first joined Barclays in 2002 as Head of Risk Management at Barclays Capital. Robert is a non-executive Director of Absa, which is majority owned by Barclays. Before joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit areas in New York and London.

Maria is the Group Chief Executive of Absa Group Ltd, which is majority owned by Barclays. Prior to joining Absa on 1st March 2009, she was Group Chief Executive of Transnet Limited, the state-owned South African freight transport and logistics service provider. This was after a successful term as Director-General of the National Treasury (formerly the Department of Finance). Maria is an accomplished academic, who has previously taught at various institutions. She currently serves on the executive committees of the International Business Council, the World Bank Chief Economist Advisory Panel, Business Trust (South Africa), Business Leadership South Africa and the Banking Association of South Africa.

Rich joined Barclays Capital in 1994 and assumed responsibility for several of its support areas. He became Chief Operating Officer (COO) of Barclays Global Investors (BGI) and a member of the BGI Executive Committee in December 2002. In January 2005, Rich was appointed COO of Barclays Investment Banking and Investment Management businesses comprising Barclays Capital, Barclays Wealth and BGI. Prior to joining Barclays Capital, Rich held senior front-office, finance and technology positions at the Bank of Boston and the Bank of New England.

Cathy was appointed as Group Human Resources Director in April 2005 prior to which she held the position as Investor Relations Director for four years. In July 2008 her remit was extended to include Strategy, Corporate Affairs and Brand and Marketing. Prior to Barclays, Cathy was a Practice Leader at Ernst and Young and has previously held roles at Deloitte, Watson Wyatt, Percom and Volex Plc. Cathy is a Council Member of the Royal College of Art and a Board Member of the IFS School of Finance.

Directors’ report

Profit Attributable

The profit attributable to equity shareholders of Barclays PLC for the year amounted to £9,393m, compared with £4,382m in 2008.

Dividends

The final dividend for the year ended 31st December 2009 of 1.5p per ordinary share of 25p each has been agreed by the Directors. The final dividend was announced on 16th February 2010 for payment on 19th March 2010 in respect of the ordinary shares registered at the close of business on 26th February 2010. With the interim dividend of 1.0p per ordinary share that was paid on 11th December 2009, the total distribution for 2009 is 2.5p (2008: 11.5p) per ordinary share. The interim and final dividend for 2009 amounted to £289m (2008: £906m).

Share Capital

At the 2008 Annual General Meeting, shareholders approved the creation of Sterling, Dollar, Euro and Yen preference shares (preference shares) in order to provide the Group with more flexibility in managing its capital resources. As at 5th March 2010 (the latest practicable date for inclusion in this report) no preference shares have been issued.

The Company did not repurchase any ordinary shares of 25p each during 2009 (2008: 36,150,000 at a total cost of £171,923,243).

As at 5th March 2010, the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 837,620,130 ordinary shares. The authorised ordinary share capital was increased by 7,000 million ordinary shares at the Annual General Meeting held on 23rd April 2009.

The issued ordinary share capital was increased by 3,040 million ordinary shares during 2009. In addition to those issued as a result of the exercise of options under the Sharesave and Executive Share Option Schemes during the year, the following share issues took place:

–	During the period 7th January to 30th June 2009, 2,642 million ordinary shares were issued following the conversion of Mandatorily Convertible Notes.

–	On 28th October 2009, 379 million ordinary shares were issued following the exercise of warrants to subscribe for ordinary shares.

At 31st December 2009, the issued ordinary share capital totalled 11,411,577,230 shares. Ordinary shares represent 100% of the total issued share capital as at 31st December 2009. Since 31st December 2009 628.3 million ordinary shares have been issued, of which 626.8 million were issued on exercise of Warrants on 17th February 2010. As at 5th March 2010, issued ordinary share capital was 12,039,880,284.

The Company’s Articles of Association, a summary of which can be found in the Shareholder Information section on pages 306 to 311, contain the following details, which are incorporated into this report by reference:

–	The structure of the Company’s capital, including the rights and obligations attaching to each class of shares.

–	Restrictions on the transfer of securities in the Company, including limitations on the holding of securities and requirements to obtain approvals for a transfer of securities.

–	Restrictions on voting rights.

–

The powers of the Directors, including in relation to issuing or buying back shares in accordance with the Companies Act 2006. It will be proposed at the 2010 AGM that the Directors be granted new authorities to allot and buy-back shares under the Companies Act 2006.

–	Rules that the Company has about the appointment and removal of Directors or amendments to the Company’s Articles of Association.

Employee Benefit Trusts (EBTs) operate in connection with certain of the Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Sharepurchase EBT may vote in respect of Barclays shares held in the Sharepurchase EBT, but only at the discretion of the participants. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBT.

Mandatorily Convertible Notes

On 27th November 2008, Barclays Bank PLC issued £4,050m of 9.75% Mandatorily Convertible Notes (MCNs) maturing on 30th September 2009 to: Qatar Holding LLC; Challenger Universal Limited and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi; existing institutional shareholders; and other institutional investors. If not converted at the holders’ option beforehand, these instruments mandatorily converted to ordinary shares of Barclays PLC on 30th June 2009. The conversion price was £1.53276 and, after taking into account MCNs that were converted on or before 31st December 2008, resulted in the issue of 2,642 million new ordinary shares.

Warrants

On 31st October 2008, Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Al Nahyan. The warrants may be exercised at any time up to close of business on 31st October 2013.

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

The warrants contain provisions for the adjustment of the gross number of ordinary shares in the event of the occurrence of certain dilutive events including, amongst others, extraordinary dividends, bonus issues, alterations to the nominal value of ordinary shares and rights issues.

As at 5th March 2010, a total of 1,006.1 million ordinary shares have been issued on exercise of warrants to subscribe for ordinary shares.

Substantial Shareholdings

Substantial shareholders do not have different voting rights from those of other shareholders. As at 5th March 2010, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

Holder	Number of Barclays Shares	% of total voting rights attaching to issued share capital	Number of warrants	% of total voting rights attaching to issued share capital [a]
BlackRock, Inc. [b]	805,969,166	7.06	–	–
Qatar Holding LLC	813,964,552	6.76	379,218,809	3.15
Nexus Capital Investing Ltd	626,835,443	5.49	131,602,175	1.15
Legal & General Group Plc	483,625,057	4.01	–	–
Appleby Trust (Jersey) Limited [c]	353,373,992	3.10	–	–

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the Board members are set out on pages 119 and 121. Simon Fraser and Reuben Jeffery were appointed as non-executive Directors with effect from 10th March 2009 and 16th July 2009 respectively. The following Directors left the Board during 2009:

–	Professor Dame Sandra Dawson on 23rd April 2009.

–	Sir Nigel Rudd on 23rd April 2009.

–	Patience Wheatcroft on 16th June 2009.

–	Stephen Russell on 31st October 2009.

–	Frits Seegers on 3rd November 2009.

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

All members of the Board exceptionally offered themselves for reelection at the Barclays Annual General Meeting held in April 2009. Going forward, the Group Chairman, Deputy Chairman and Chairmen of each principal Board Committee will stand for re-election on an annual basis. One-third of the remaining Directors (excluding Directors appointed since the last AGM) will retire by rotation annually. The Directors offering themselves for re-election in such a manner at the 2010 AGM are Marcus Agius, David Booth, Sir Richard Broadbent and Sir Michael Rake. The Directors retiring by rotation at the 2010 AGM and offering themselves for re-election are Sir Andrew Likierman and Chris Lucas. In addition, Reuben Jeffery, who was appointed as a Director since the last AGM, will be offering himself for re-election at the 2010 AGM.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2009 are shown on page 153.

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 2006 and the Listing Rules of the United Kingdom Listing Authority, is given in the Remuneration report on pages 145 to 161 and in Note 42 to the financial statements.

Directors’ Indemnities

The Board believes that it is in the best interests of the Group to attract and retain the services of the most able and experienced Directors by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the applicable statutory provisions. Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were accordingly in force during the course of the financial year ended 31st December 2009 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Activities

The Group is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management. The Group operates through branches, offices and subsidiaries in the UK and overseas.

Community Involvement

Barclays has an extensive community programme covering many countries around the world. The Group provides funding and support to over 7,000 charities and voluntary organisations, ranging from small, local charities, like Passage (UK), to international organisations like Unicef. We also have a very successful employee programme which in 2009 saw more than 58,000 employees and pensioners worldwide taking part in Barclays-supported volunteering, giving and fundraising activities.

The total commitment for 2009 was £54.9m (2008: £52.2m). The Group committed £27.4m in support of the community in the UK (2008: £27.7m) and £27.5m was committed in international support (2008: £24.5m). The UK commitment includes £19.3m of charitable donations (2008: £19.6m).

Notes

a	The percentages of voting rights detailed above have been calculated without including the new shares to be issued when the warrants are exercised. This results in the percentage figures being artificially high.

b	The number of Barclays shares includes 8,003,236 contracts for difference to which voting rights are attached.

c	The number of Barclays shares includes 192,860,970 Total Return Swap shares to which voting rights are attached.

Directors’ report

continued

Political Donations

The Group did not give any money for political purposes in the UK or the rest of the EU nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year. Absa Group Limited, in which the Group acquired a majority stake in 2005, made donations totalling £213,982 in 2009 (2008: £186,589) in accordance with its policy of making political donations to the major South African political parties as part of their Democracy Support Programme. Donations are made to parties with more than three seats in the National Parliament as confirmed by the Independent Electoral Commission. Support for the deepening of democracy in South Africa remains paramount for the government. The Group made no other political donations in 2009.

At the AGM in 2009, shareholders gave a limited authority for Barclays PLC and its subsidiaries to make political donations and incur political expenditure, within an agreed limit, as a precautionary measure in light of the wide definitions in the Companies Act 2006. This was similar to an authority given by shareholders in 2008. This authority, which has not been used, expires at the conclusion of the AGM held this year, or, if earlier, 30th June 2010. The risk of inadvertently breaching the Companies Act 2006 remains and the Directors consider it prudent to seek a similar authority from shareholders. A resolution to authorise Barclays PLC and its subsidiaries to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £125,000 is therefore being proposed at the Barclays PLC 2010 AGM.

Employee Involvement

Barclays is committed to ensuring that employees share in the success of the Group. Staff are encouraged to participate in share option and share purchase schemes and have a substantial sum invested in Barclays shares. Employees are kept informed of matters of concern to them in a variety of ways, including the corporate news magazines, intranets, briefings and mobile phone SMS messaging. These communications help achieve a common awareness among employees of the financial and economic factors affecting the performance of Barclays. Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues that are important to them. Annual Employee Opinion Surveys are undertaken across the Group with results being reported to the Board and Board HR and Remuneration Committee, all employees and to our European Works Council, Africa Forum, Unite (Amicus section), our recognised union in the UK and other recognised unions worldwide. Roadshows and employee forums also take place. In addition, Barclays undertakes regular and formal consultations with our recognised trade unions and work councils internationally.

Diversity and Inclusion

The diversity agenda at Barclays seeks to include customers, colleagues and suppliers. Our objective is to recruit and retain the best people, regardless of (but not limited to) race, religion, age, gender, sexual orientation or disability. We strive to ensure our workforce reflects the communities in which we operate and the international nature of the organisation. We recognise that diversity is a key part of responsible business strategy in support of our increasingly global business. In the

UK, Barclays is committed to providing additional support to employees with disabilities and making it easier for them to inform us of their specific requirements, including the introduction of a dedicated intranet site and disability helpline. Through our UK Reasonable Adjustments Scheme, appropriate assistance can be given, including both physical workplace adjustments, and relevant training and access to trained mentors is also provided for disabled employees. A wide range of recruitment initiatives have been taken to increase the number of people with disabilities working in Barclays.

Health and Safety

We are committed to ensuring the health, safety and welfare of our employees and to providing and maintaining safe working conditions. Barclays regards legislative compliance as a minimum and, where appropriate, we seek to implement higher standards. Barclays also recognises its responsibilities towards all persons on its premises, such as contractors, visitors and members of the public, and ensures, so far as is reasonably practicable, that they are not exposed to significant risks to their health and safety. Barclays regularly reviews its Statement of Health and Safety Commitment, issued with the authority of the Board and which applies to all business areas in which Barclays has operational control. In this statement Barclays commits to:

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

Barclays monitors its health and safety performance using a variety of measurements on a monthly basis and the Board HR and Remuneration Committee receives annual reports on health and safety performance from the Group Human Resource Director. In 2009, a Health and Safety Steering Committee was established to ensure decisions are taken relating to the Health and Safety Global Standard and to oversee the operation of a coordinated Health and Safety control framework. The Committee meets on a quarterly basis and produces a quarterly report for the HR Risk Committee. As part of its Partnership Agreement with Unite (Amicus section), Barclays currently funds full time Health and Safety Representatives.

Creditors’ Payment Policy

Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, in a timely manner. Barclays policy follows the Department for Business, Innovation & Skills’ Prompt Payment Code, copies of which can be obtained from the Prompt Payment Code website at www.promptpaymentcode.org.uk. Part 5 of Schedule 7 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared in accordance with IFRS.

The components for the trade creditor calculation are not easily identified. However, by identifying as closely as possible the components that would be required if item E.4 (trade creditors) in format I of Schedule 1 of these Regulations applied, the trade creditor payment days for Barclays Bank PLC for 2009 were 27 days (2008: 24 days). This is an arithmetical calculation and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

Essential Business Contracts

There are no persons with whom the Group has contractual or other arrangements that are considered essential to the business of the Group.

Contracts of Significance

Under the terms of a stock purchase agreement dated 16th June 2009 which was entered into by and among Barclays Bank PLC, Barclays PLC and BlackRock, Inc. (BlackRock), Barclays agreed to sell BGI to BlackRock. The sale completed on 1st December 2009 following the receipt of all necessary shareholder and regulatory approvals and satisfaction of other closing conditions. The consideration at completion was US$15.2bn (£9.5bn), including 37.567 million new BlackRock shares, giving Barclays an economic interest of 19.9% of the enlarged BlackRock group. Barclays has provided BlackRock with customary warranties and indemnities in connection with the sale. Barclays Bank will also continue to provide support in respect of certain BGI cash funds until December 2013 and indemnities in respect of certain of BGI’s fully collateralised securities lending activities until 30th November 2012.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business units.

Financial Instruments

The Group’s financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out on pages 94 to 104 under the headings, ‘Barclays risk management strategy’, ‘Credit risk management’, ‘Market risk management’, ‘Liquidity risk management’ and ‘Derivatives’ and in Note 14 and Notes 47 to 49 to the accounts.

Events after the Balance Sheet Date

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank Plc for a consideration of £227m in cash. The assets acquired include a savings book of approximately £5.8bn, and a mortgage book with outstanding balances of approximately £7.5bn.

As announced on 3rd November 2009, the Group has made changes to its business structure, which will be reflected in the Group’s external financial reporting for periods commencing 1st January 2010. The segmental information presented in this Annual Report represents the business segments and other operations used for management and reporting purposes during the year ended 31st December 2009.

On 17th February 2010, 626.8 million of the 758.4 million warrants held by PCP Gulf Invest 3 Limited (a subsidiary of Nexus Capital Investing Limited) were exercised for an aggregate exercise price of approximately £1,240m. As a result 626.8 million new ordinary shares were issued representing a 5.2% ownership in the Group’s enlarged share capital.

The Auditors

The Board Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on page 137 and Note 9 to the accounts. PricewaterhouseCoopers LLP have been the Company’s auditors for many years. Having reviewed the independence and effectiveness of the external auditors, the Committee has not considered it necessary to date to require them to tender for the audit work. The external auditors are required to rotate the audit partners responsible for the Group and subsidiary audits every five years. The current lead audit partner, who has now been in place for five years, will be replaced for the 2010 year-end. There are no contractual obligations restricting the Company’s choice of external auditor. The Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed. PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2010 AGM. So far as each of the Directors are aware, there is no relevant audit information of which the Company’s auditors are unaware. Each of the Directors has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. For these purposes, ‘relevant audit information’ means information needed by the Company’s auditors in connection with preparing their report.

The Annual General Meeting

The Barclays PLC AGM will be held at the Royal Festival Hall on Friday 30th April 2010. The Notice of Meeting is included in a separate document sent to shareholders with this report. A summary of the resolutions being proposed at the 2010 AGM is set out below.

Ordinary Resolutions

–	To receive the Directors’ and Auditors’ Reports and the audited accounts for the year ended 31st December 2009.

–	To approve the Directors’ Remuneration Report for the year ended 31st December 2009.

–	To re-elect the following Directors:

Reuben Jeffery III

Marcus Agius

David Booth

Sir Richard Broadbent

Sir Michael Rake

Sir Andrew Likierman

Chris Lucas

–	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.

–	To authorise the Directors to set the remuneration of the auditors.

–	To authorise Barclays PLC and its subsidiaries to make political donations and incur political expenditure.

–	To renew the authority given to Directors to allot securities.

–	To approve and adopt the rules of the Barclays Group SAYE Share Option Scheme.

Special Resolutions

–	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.

–	To renew the Company’s authority to purchase its own shares.

–	To permit General Meetings to continue to be called on 14 clear days’ notice.

–	To adopt new Articles of Association.

This is only a summary of the business to be transacted at the meetings and you should refer to the Notice of Meeting for full details.

By order of the Board

Lawrence Dickinson

Company Secretary

9th March 2010

Corporate governance

Corporate governance report

Group Chairman’s Introduction

Barclays performed strongly in 2009, despite it being another challenging year for the financial services industry. Once again, a number of difficult decisions had to be taken as the Board sought to act in the best interests of shareholders.

Review of 2009

The year started with confidence in the banking sector as a whole at an extremely low ebb. The market was unsure as to the strength of banks’ balance sheets and the extent of further losses from both credit market exposures and the global economic downturn. In Barclays case, the share price was extremely weak during January and the Board took its first key decision in deciding to issue an open letter from the Group Chief Executive and myself on 26th January 2009 to address the principal causes for concern. We felt that it was important to make this announcement, in what were exceptional circumstances, to reassure our stakeholders that we were well funded and profitable.

In March 2009, we announced that the Board did not believe it was in the interests of investors, depositors or clients to participate in HM Treasury’s Asset Protection Scheme. This decision was taken after careful consideration of the economics of participation and detailed stress testing of our capital position and resources, the results of which were confirmed by the FSA.

In March 2009, we explored the potential sale of our iShares business with a number of interested parties and announced, in April 2009, the sale of that business to a limited partnership established by CVC Capital Partners Group. Following a superior offer from BlackRock, Inc. for the sale of the whole of the Barclays Global Investors business (BGI), the Board concluded that it would be in the best interests of Barclays and for the benefit of shareholders to accept that offer. The resolution for the sale of BGI was put to shareholders at a General Meeting on 6th August 2009 and 99.9% of votes cast were in favour of the transaction.

During the second half of 2009, the Board took the decision to restructure the Group’s credit market exposures. We announced in September 2009 that we were restructuring a significant tranche of such exposures in order to secure more stable risk-adjusted returns for shareholders over time. And, while we did not pay a final dividend for 2008, we were able to resume dividend payments in the second half of 2009 and it is our intention to pay quarterly dividends going forward.

It was essential to keep the Board fully informed during the discussions on all these matters and the Directors were updated regularly at Board meetings and through ad hoc circulation of information. A significant number of additional Board and Board Committee meetings were held, often at short notice, to discuss and take those decisions – a total of 27 Board meetings were held during the year and each of our Board Committees held additional meetings. It was also important to keep our shareholders informed and, in addition to regulatory announcements, meetings were held with our institutional shareholders and other investor groups to discuss the financial crisis and how we have responded. Briefings on these meetings were reported to the Board to ensure that all Directors were aware of any concerns raised by our shareholders.

Corporate Governance in Barclays

As Chairman, a key part of my role is to ensure that the composition of the Board is appropriate; that appropriate behaviours are demonstrated in the Boardroom and that there is an environment in which challenge is expected and achieved. In April, we reviewed the lessons learnt from the financial crisis and considered any enhancements that could be made. Governance processes were reviewed and a number of changes were made. These included revisions to the Board Risk Committee Terms of Reference to make explicit its role in reviewing risks following the Group’s entry into new businesses or geographies. The changes also set out the Committee’s role in reviewing the specific risk adjustments to be applied to performance objectives. The frequency of risk, capital and liquidity reporting to the Board, Board Audit Committee and Board Risk Committee has been increased and additional time has been allocated to strategy discussions.

Barclays has emerged from the crisis in a relatively strong position compared to many of our peers. The profits of the Group were strong in 2009 and good progress was made on key measures of financial strength, such as capital and liquidity. However, we remain conscious of the significant reduction in shareholder value suffered by our shareholders. Whilst we have made changes to some of our Corporate Governance processes and practices, we believe that these were fundamentally sound. The review of Corporate Governance in the banking sector by Sir David Walker (the Walker Review), to which we contributed, made a number of recommendations for improvements in governance in the banking sector. Many of the practices put forward in the Walker Review recommendations are in line with practices we already have in place, but where we can enhance processes and practices, we are doing so.

However, the real key to effective Corporate Governance is to ensure that behaviours around the Board table are appropriate. It is an essential part of my role to ensure that firstly, appropriate and timely information is available to the Board in a readily understandable format, and secondly, that there is an environment in the Boardroom which promotes and supports constructive and effective challenge. This requires the right Board composition and I believe Barclays has been well served by both its executive and non-executive Directors in this respect. Our Directors understand the importance of appropriate Board behaviour, which is set out in our ‘Charter of Expectations’ at www.barclays.com/corporategovernance. The Charter of Expectations is given to all new Directors and reviewed on an annual basis to ensure it sets out the expectations of each Director in their role on the Board, including expected competencies, behaviours and time commitment.

Board size and composition

During 2009, we made a conscious effort to reduce the size of the Board from its peak of 17 and, although this number will fluctuate as we seek to ensure the Board has the right level of skills and experience, we will aim to keep it between 12 to 15 Directors. Going forward, it is our intention to maintain a majority of independent non-executive Directors, with approximately 50% of those non-executive Directors, including the Group Chairman and the Chairmen of the principal Board Committees, having banking or financial experience. We do believe, however, that to be fully effective, the Board should have a balance of Directors with both banking or financial experience and broader experience.

We have carefully considered, in the light of both the Walker Review and the Review of the Combined Code, whether all Directors should stand for re-election each year. I do believe it is important that the Chairman should stand for re-election annually and, having discussed the issue at both the Board Corporate Governance and Nominations Committee and the Board, we decided that the Deputy Chairman and Committee Chairmen should also stand for annual re-election.

The report that follows sets out how we have complied with the UK Combined Code on Corporate Governance (the Code) and also gives further details of any enhancements made during the year and in particular, in response to the recommendations of the Walker Review.

Marcus Agius

Group Chairman

9th March 2010

Statements of Compliance

UK Combined Code on Corporate Governance

As Barclays is listed on the London Stock Exchange, we comply with the UK Combined Code on Corporate Governance (the Code). For the year ended 31st December 2009, we have complied with the relevant provisions set out in section 1 of the Code and applied the principles of the Code as described in this report.

NYSE Corporate Governance Rules

Barclays has American Depositary Receipts listed on the New York Stock Exchange (NYSE), and is also subject to the NYSE’s Corporate Governance rules (NYSE Rules). We are exempt from most of the NYSE Rules, which domestic US companies must follow, because we are a non-US company listed on the NYSE. However, we are required to provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules and must also disclose any significant differences between our corporate governance practices and those followed by domestic US companies listed on the NYSE. As our main listing is on the London Stock Exchange, we follow the UK’s Combined Code. Key differences between the Code and NYSE Rules are set out later in this Report.

Role and constitution of Board

Corporate governance framework

Good corporate governance practices are not just a matter for the Board but are at the heart of everything that we do within the Group. The Group operates within a comprehensive governance framework, which is outlined in the diagram below and set out in the report that follows. The Group’s risk management framework is described in the Risk Management section on pages 59 to 65.

The Board

The Board is responsible to the shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. Each Director must act in a way that he or she considers promotes the long-term success of the Company for the benefit of shareholders. The Board also ensures that management achieves an appropriate balance between promoting long-term growth and delivering short-term objectives.

Board meetings

The Board has eight Board meetings scheduled each year. Strategy is reviewed regularly at these meetings with updates at each meeting from at least one business unit on the execution of their agreed strategy. One Board meeting each year, scheduled over a day and a half, considers and approves the Group’s future strategy. A different approach was taken to strategy formulation in 2009 following feedback received as part of the 2008 Board Effectiveness Review. During the summer of 2009, the non-executive Directors took part in interviews with the Head of Strategy and Company Secretary to discuss strategic areas of focus. These areas of focus were debated by the Board in September with discussions of various themes facilitated by non-executive Directors. Management then developed strategy proposals, which were fully debated by the whole Board in November.

In addition to the eight scheduled meetings in 2009, there were 13 additional Board meetings held to consider and approve the iShares and BGI transactions and the restructuring of our credit market exposures. A further six Board meetings were held during the year on other issues, including share price performance. The additional Board meetings, which were often called at short notice, had attendance of 88%. Any Director who was unable to attend a meeting was briefed separately on the discussions at the meeting

Corporate governance

Corporate governance report

continued

and their views were sought and considered. There were also 12 meetings of the Board Finance Committee, to which the Board delegated authority to review and approve certain aspects of the iShares, BGI and credit market exposure transactions. The Board Finance Committee, whose purpose is to authorise certain transactions to which the Group is party, subject to the relevant authority being delegated to the Committee by the Board (as set out in the Board Finance Committee’s Terms of Reference), comprises the Group Chairman, Group Chief Executive and at least two independent non-executive Directors. Board Finance Committee attendance was 100%.

Scheduled Board and Committee meetings are arranged at least one year in advance and all Directors are expected to attend each meeting. All Directors are provided with the meeting papers and relevant information in advance of each meeting and, if a Director is unable to attend a meeting because of exceptional circumstances, he or she will still receive the supporting papers and will usually discuss any matters they wish to raise with the Chairman of the meeting. This ensures that their views are given due consideration. The attendance at Board meetings held in 2009 is set out on page 130. In 2009, all Directors committed an appropriate amount of time to fulfil their duties and responsibilities on the Board. Any instances of non-attendance at Board meetings are generally related to prior business or personal commitments or illness. The additional meetings in 2009 were often arranged at short notice or rearranged as market conditions changed and it was not always possible for all Directors to attend these meetings particularly because of time zone differences.

Non-executive Director Board briefings

The Group Chairman usually meets with the non-executive Directors ahead of each scheduled Board meeting to brief them on the business of the meeting. These meetings are held without any executive Directors or senior management present. The non-executive Directors use these meetings as an opportunity to advise the Group Chairman if they have any specific questions they would like to raise about the business of the meeting. The Group Chairman, Group Chief Executive and Company Secretary are always available for the Directors to discuss any issues concerning Board meetings or other matters.

Role of the Board

UK company law requires Directors to act in a way they consider, in good faith, would promote the success of the Company for the benefit of shareholders as a whole. In doing so, the Directors must have regard (amongst other matters) to:

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

In addition to their statutory duties, the Directors must ensure that the Board focuses effectively on all its accountabilities. The Board determines the strategic objectives and policies of the Group to deliver long-term value, providing overall strategic direction within an appropriate framework of rewards, incentives and controls. The Board is collectively responsible for the success of the Group: the executive Directors are directly responsible for running the business operations and the non-executive Directors are responsible for bringing independent judgment and scrutiny to decisions taken by the Board. The non-executive Directors must satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust. Following presentation by executive management and a disciplined process of review and challenge by the Board, clear decisions on the policy or strategy are adopted, and the executive management are fully empowered to implement those decisions. The role and responsibilities of the Barclays Board are set out in ‘Corporate Governance in Barclays’, which is available on our website at www.barclays.com/corporategovernance.

Role of the Group Chairman

The role of the Group Chairman is to lead and manage the Board to ensure it discharges its legal and regulatory responsibilities fully and effectively. The time commitment of the Group Chairman is set out in our Charter of Expectations and is in line with the Walker Review recommendation that a Chairman commits two-thirds of his/her time to the role. The Group Chairman must also ensure the Board is effective in delivering all its objectives, and so sets the Board agenda and allocates sufficient time for the Board to engage in meaningful discussions on strategic issues. He facilitates and encourages challenge from all Directors where decisions are needed on matters of risk and strategy. The Group Chairman also ensures that the Directors are kept well-informed, particularly the non-executive Directors, so that Board discussions are effective and there is good communication between the executive and non-executive Directors. The Group Chairman, Group Chief Executive and the Company Secretary work together to ensure that the Directors receive relevant information for them to discharge their duties and that such information is accurate, timely and clear. The communication of information applies to all scheduled Board meetings, but is particularly important in exceptional circumstances where the Board needs to respond to changing market conditions. We provide all our Directors with secure access to electronic copies of meeting papers and other key documents via a dedicated Directors’ intranet. The documents available include past and current Board and Committee papers, reports, minutes, press coverage, analyst reports and material from briefing sessions.

Role of the Chief Executive

The roles of the Group Chairman and Group Chief Executive are separate. The role of the Group Chief Executive is to manage the day-to-day running of the Group. The Board has delegated this responsibility to the Group Chief Executive and he then leads the executive Directors and Executive Committee in making and executing operational decisions. The Group Chief Executive is also responsible for recommending strategy to the Board.

Company Secretary

The Company Secretary and his team provide dedicated support to the Board. Their services are available to all Directors, particularly the non-executive Directors who may need additional support to ensure they receive timely and accurate information to fulfil their duties. Directors may also take independent professional advice on request at the Company’s expense.

Effective internal control

One of the Board’s key responsibilities is to ensure that management maintains a system of internal control that provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. The Board considers the materiality of financial and other risks to the Group’s business and reputation, ensures that appropriate controls are in place and considers the relative costs and benefits of implementing specific controls.

The powers of the Board are set out in a formal schedule of matters reserved for the Board’s decision. These matters are significant to the Group as a whole because of their strategic, financial or reputational implications.

The Schedule of Matters Reserved to the Board is reviewed and updated regularly to ensure it remains appropriate and a summary of these matters is set out on page 129.

Board Activities in 2009

At each meeting in 2009, the Group Chief Executive and Group Finance Director reported to the Board and one or two of the main businesses or functions also presented an update on the implementation of their agreed strategy. Scheduled Board meetings also received reports from each of the principal Board Committees and reports from the Company Secretary on relevant corporate governance matters, including updates on the Walker Review and the Review of the Combined Code and the potential implications for the Group. The Board also received reports on the new regulatory frameworks in respect of compensation, particularly in respect of the FSA Remuneration Code and the proposals of the Financial Stability Board.

Summary of Matters Reserved for the Board

–	Approval of the Group’s strategy, Medium-Term and Short-Term Plans

–	Approval of Risk Appetite and Liquidity Risk Appetite

–	Monitoring delivery of the strategy and performance against plan

–	Changes relating to capital structure or status as a PLC

–	Approval of annual Capital Plan

–	Approval of interim and final financial statements, dividends and any significant change in accounting policies or practices

–	Authorisation for Directors’ conflicts or possible conflicts of interest

–	Appointment (or removal) of Company Secretary and Chief Risk Officer

–	Any share dividend alternative

–	Remuneration of auditors and recommendations for appointment or removal of auditors

–	Approval of all circulars, prospectuses and significant press releases

–	Principal regulatory filings with stock exchanges

–	Board appointments and removals

–	Role profiles of key positions on the Board

–	Terms of reference and membership of Board Committees

–	Major acquisitions, mergers or disposals

–	Major capital investments and projects

–	Approval of the framework for determining the policy and specific remuneration of Executive Directors

–	Approval of Chairman and non-executive Director remuneration

–	Major changes in employee share schemes

–	Approval of allotment of shares

–	Approval of Board and Board Committees performance evaluation process

–	Determination of independence of non-executive Directors

–	Approval of Corporate Governance framework

–	Approval of division of responsibilities between the Chairman and Group Chief Executive

–	Rules and procedures for dealing in Barclays securities

The Board allocated its time at scheduled Board meetings during 2009 to the following:

Strategy

–	discussion of and approval of Group Strategy, including risk strategy and remuneration strategy;

–

reports from the Group Chief Executive on key strategic issues and progress, matters considered by the Executive Committee and competitor activity. The reports also included progress on Group-wide key objectives, a half yearly review of TSR performance and an update on talent management;

–

reports from the following businesses on progress against strategy: Western Europe, Barclays Global Investors, Barclays Wealth, Barclays Commercial Bank, Barclays Capital (including an update on the integration of the Lehman Brothers North American business), Barclaycard, UK Retail Bank and Absa;

–	reports on the following key issues: Brand and Marketing, Corporate Sustainability, Franchise Health (including customer and employee satisfaction measures); and

–	presentations on shareholder sentiment (including institutional perceptions) and reputation.

Finance (including capital and liquidity)

–	reports from the Group Finance Director on the financial position of the Group, which included capital management and liquidity updates throughout the year;

–	regular reports from the Chairman of the Board Audit Committee on matters discussed at that Committee;

–	approval of the full year and half-year results for the Group;

–	reports on peer group comparison of results following the release of preliminary and half-year results;

–	approval of the dividend policy;

–	approval of the Group’s cost of equity and capital plan for 2010; and

–	approval of the medium-term plan (including the financial framework) and short-term plan.

Risk

–	regular reports from the Chief Risk Officer on risk management and impairment and from the Group General Counsel on legal risk issues;

–	regular reports from the Chairman of the Board Risk Committee on matters discussed at that Committee; and

–	approval of Risk Appetite and Liquidity Risk Appetite for the Group for 2010.

Note

a	Capital management was reported separately for 2008. It is included within Finance (including capital and liquidity) for 2009.

Corporate governance

Corporate governance report

continued

Corporate Finance

–	consideration and approval of the proposed iShares sale and subsequent sale of Barclays Global Investors; and

–	consideration and approval of the restructuring of our credit market exposures.

Corporate Governance

–

reports on governance issues and updates on the changes in company law, including approval of non-executive Director appointments, updates on the Walker Review consultation and the Financial Reporting Council’s Review of the Combined Code;

–	a report on the effectiveness of the Board following the effectiveness review;

–	approval of the non-executive Directors’ fees following a benchmarking comparison against our peer group; and

–	reports from each of the Board Committees.

Compensation

–	reports on remuneration strategy;

–	reports on regulatory frameworks, including FSA Remuneration Code and the proposals from the Financial Stability Board;

–	regular reports from the Chairman of the Board HR and Remuneration Committee on matters discussed at that Committee; and

–	consideration of the proposals for the closure of the UK Retirement Fund.

Regulatory issues

–	a review of the FSA’s stress-test results;

–	regular reports from the Group Chief Executive on contact with regulators worldwide and in particular discussions with the tripartite authorities in the UK;

–	consideration of the Government’s Asset Protection Scheme; and updates on the global and UK economic and regulatory environment.

–	Figure 1 on page 129 illustrates how the Board spent its time at scheduled Board meetings in 2009.

Board size, composition and qualification

Board size and composition

There are currently 13 Directors on the Board, comprised of the Group Chairman, three executive Directors and nine non-executive Directors. The size and composition of the Board is regularly reviewed by the Board and, in particular, the Board Corporate Governance and Nominations Committee, to ensure there is an appropriate and diverse mix of skills and experience. The Board aims to appoint non-executive Directors who have the skills and experience needed for a comprehensive understanding of the Group’s activities and the risk associated with them. This is particularly important for Barclays as a financial services business and it is our intention that 50% of our non-executive Directors, including the Group Chairman and the Chairmen of the principal Board Committees, should have banking or financial experience. However, a broader range of skills and experience is

Board and Committee Attendance

	Independent	Scheduled Board	Additional Board [a]	Board Audit Committee	Board HR & Remuneration Committee	Board Corporate Governance & Nominations Committee	Board Risk Committee	AGM
Number of meetings held		8	19	11	14	4	5	1
Group Chairman
Marcus Agius	OA	8	19	–	14	4	–	1
Executive Directors
John Varley (Group Chief Executive)	ED	8	19	–	–	–	–	1
Bob Diamond	ED	8	17	–	–	–	–	1
Chris Lucas	ED	8	19	–	–	–	–	1
Frits Seegers (to 3rd November)	ED	6	19	–	–	–	–	1
Non-executive Directors
David Booth	I	8	16	–	–	–	5	1
Sir Richard Broadbent
(Deputy Chairman & Senior Independent Director)	I	8	18	–	14	4	5	1
Leigh Clifford	I	8	7	–	11	–	–	1
Fulvio Conti	I	8	15	10	–	–	–	1
Professor Dame Sandra Dawson (to 23rd April)	I	3	11	5	–	–	–	1
Simon Fraser (from 10th March) [b]	I	7	15	5	7	–	–	–
Reuben Jeffery III (from 16th July)	I	4	2	–	–	–	–	–
Sir Andrew Likierman	I	8	17	11	–	–	5	1
Sir Michael Rake	I	8	17	11	–	2	3	1
Sir Nigel Rudd (Deputy Chairman to 23rd April)	I	3	11	–	–	1	–	1
Stephen Russell (to 31st October)	I	6	12	7	–	2	3	1
Sir John Sunderland	I	8	17	–	14	4	–	1
Patience Wheatcroft (to 16th June)	I	3	14	–	–	–	–	1

Key

OA Independent on appointment.

ED Executive Director.

I Independent non-executive Director.

Notes

a	In the case of Leigh Clifford, who is based in Australia, the time difference meant that he was not always able to participate in additional Board meetings called at short notice, but he was fully briefed on the discussions by the Group Chairman or the Company Secretary.

b	Simon Fraser was appointed as a member of the Board Audit Committee and Board HR and Remuneration Committee with effect from 1st May 2009.

Corporate governance

Corporate governance report

essential for the Board to be fully effective. Figure 2 demonstrates the diverse range of skills and experience on the Board.

We have a strong independent element on the Board and more than half the Directors are independent non-executive Directors, which is in line with the recommendations of the Code. The balance of the Board is illustrated by Figure 3.

Independence of non-executive Directors

The Code sets out the circumstances that may be relevant to the Board in determining whether each non-executive Director is independent. In addition to these circumstances, Barclays ‘Charter of Expectations’ sets out specific criteria that the Board considers are essential behaviours in order to assess the independence of non-executive Directors. These criteria are as follows:

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

The Board considers non-executive Director independence on an annual basis, as part of each Director’s performance evaluation. The Board Corporate Governance and Nominations Committee and the Board reviewed the independence of each non-executive Director in early 2010 and concluded that each of them continues to demonstrate these essential behaviours.

Board qualification

The Board benefits from the diverse range of skills, knowledge and experience that the non-executive and executive Directors have acquired as Directors of other companies or as business leaders in government or in academia. The Board also values the experience that our international Directors bring and aims to have diverse geographical experience on the Board, as illustrated by Figure 4. The effectiveness of the Board depends on ensuring the right balance of Directors with banking or financial experience and broader commercial experience.

External appointments

We recognise that there are significant advantages to individuals and to the Board as a whole of Barclays executive Directors serving on the Boards of other companies. In line with the Code recommendation, executive Directors may join the Board of one other listed company and all such appointments must be approved by the Board. Executive Directors must ensure that their external appointments do not involve excessive commitment or conflict of interest and their time commitment to Barclays must take precedence over any external appointment (other than those they undertake in connection with their duties at Barclays). Executive

Note

a	Individual directors may fall into one or more categories.

Corporate governance

Corporate governance report

continued

Directors may retain fees paid in connection with an external appointment and details of any fees received by executive Directors may be found in the Remuneration Report on page 145.

Conflicts of Interest

Under UK company law, all Directors must seek authorisation before taking up any position with another company that conflicts, or may possibly conflict, with the Barclays interests. Barclays Articles of Association contain provisions to allow the Directors to authorise situations of potential conflicts of interest so that a Director is not in breach of his duty under company law. All Directors must report any changes in their circumstances to the Board and the Board reserves the right to terminate the appointment of a non-executive Director if there are any material changes in their circumstances that may conflict with their commitments as a Barclays Director or that may impact on their independence. All existing external appointments for each Director have been authorised by the Board and each authorisation is set out in a Conflicts Register. The Board Corporate Governance and Nominations Committee is responsible for conducting an annual review of the Conflicts Register and confirming to the Board that, where relevant, conflicts are dealt with appropriately, and that the process for dealing with them is operating effectively. The Board Corporate Governance and Nominations Committee reviewed the Conflicts Register in early 2010 and concluded that conflicts had been appropriately authorised and that the process for authorisation is operating effectively.

Role of the Board and Board Corporate Governance and Nominations Committee

In addition to reviewing the size and composition of the Board, the Board Corporate Governance and Nominations Committee is also responsible for reviewing the balance on the Board and its principal Committees and recommending the appointment of any new Directors to the Board. It is essential that the Board is refreshed regularly to maintain the appropriate skills and experience and the Committee also considers length of tenure of each non-executive Director, which is set out in Figure 5. The biographies of the current Directors, which set out the details of their skills and experience, are on pages 119 and 120.

The Charter of Expectations, which forms part of ‘Corporate Governance in Barclays’ sets out detailed role profiles for each of the Board positions, including the Group Chairman, Deputy Chairman, Senior Independent Director and both non-executive and executive Directors. Before appointing a new Director, the Board Corporate Governance and Nominations Committee will consider the responsibilities general to all Directors and, in addition, the specific responsibilities required for each role. Non-executive Directors have a responsibility to constructively challenge and develop proposals on strategy and assess the performance of management in implementing the Group’s strategy. As Deputy Chairman and Senior Independent Director, Sir Richard Broadbent has further responsibilities, which are set out in our Charter of Expectations, including conducting the performance review of the Group Chairman and meeting institutional investors.

Sir Richard Broadbent met privately during the year with the other non-executive Directors and the Group Chief Executive to discuss feedback he received on the Group Chairman’s performance. These results were shared with the Group Chairman. During 2008 and in the first few months of 2009 leading up to the Annual General Meeting (AGM), Sir Richard conducted a series of meetings and consultations with institutional shareholders to discuss the capital raisings. Sir Richard also met with institutional shareholders to discuss Barclays remuneration strategy and the external reviews into this area.

Time Commitment

The Charter of Expectations sets out the time commitment expected from each Director, with specific requirements for the Chairman, Deputy Chairman, Senior Independent Director and non-executive Directors. Additional time commitment expectations are set out for the Board Committee Chairmen and members. The expected time commitment, which is agreed with each individual, will not be less than a minimum of 20 days per annum. Certain non-executive Directors, including the Deputy Chairman, Committee Chairmen and Committee members, are expected to commit additional time, with the average time commitment for the non-executive Directors as a whole being in the range of 30-36 days per year. Sir Richard Broadbent, as Deputy Chairman and Senior Independent Director, is expected to commit to at least one day per week in carrying out his Barclays duties, but in practice spends significantly more time on Barclays business. Committee Chairmen are expected to commit between 3 and 10 days per year in addition to between 6 and 8 days per year for Committee members. The time commitment of each non-executive Director is decided on an individual basis, with six of the non-executive Directors committing over 30 days per year. Taking into account both Board and Board Committee requirements, the balance commit at least 28 days per year.

Re-election of Directors

In line with the recommendations of the Code, all Directors usually seek re-election every three years and any Directors that were appointed during the year seek re-election at the next AGM. For the 2010 AGM the Group Chairman, Marcus Agius, will offer himself for re-election as recommended by the Walker Review. In addition, the Deputy Chairman, Sir Richard Broadbent, the Chairmen of each principal Board Committee, David Booth,

Corporate governance Corporate governance report

and Sir Michael Rake will also offer themselves for re-election. The Directors retiring by rotation, as required by our Articles, and offering themselves for re-election are Sir Andrew Likierman and Chris Lucas. Reuben Jeffery, who was appointed on 16th July 2009, is also offering himself for re-election.

Induction, business awareness and development

Each new Director receives an induction presentation, an information pack and a personalised induction programme. The induction presentation explains their responsibilities as a Director of a global, listed financial services company and sets out an overview of the Group and its businesses. The information pack gives details of the disclosures that Directors are required to make to comply with various laws and regulations. The personal induction programme, which is discussed with each new Director, is tailored to their needs so that they can gain a better understanding of the Group and its businesses. The induction programme typically involves two stages of meetings. The first involves sessions with each of the executive Directors, members of the Executive Committee and the heads of the main Group functions. These sessions include opportunities for the new Director to visit operational sites and meet with senior management and employees. The second stage includes additional sessions with the executive Directors and senior managers from each of the Group’s main business units to provide the new Director with in-depth information to develop a comprehensive understanding of those businesses. The sessions focus on the challenges, opportunities and risks that are faced by each business unit. Simon Fraser and Reuben Jeffery undertook their Board induction programmes during 2009. Additional induction programmes are put together for non-executive Directors who are joining any of the principal Board Committees and may include meetings with external advisers and the Group’s statutory auditor, where appropriate or relevant.

To ensure the Directors continue to further their understanding of the issues facing the Group we provide a comprehensive programme of business awareness training sessions and briefings on external technical matters. In early 2009, non-executive Directors were sent a questionnaire to seek their views on topics of interest, including business specific areas and technical issues. As a result, three in-depth briefing sessions on Basel II, Capital Management and Derivatives were arranged during 2009.

Attendees were sent pre-reading material for these sessions and interactive discussions were encouraged. Positive feedback was received from the non-executive Directors who attended these sessions and further sessions are planned for 2010.

During 2009, in response to the 2008 Board Effectiveness Review, a questionnaire was sent to non-executive Directors requesting feedback about the level of interaction with senior management below Board level. Following that feedback, and in addition to the regular presentations made to each Board meeting by senior managers, we aim to hold regular lunches for the non-executive Directors and senior management after Board meetings to encourage greater informal interaction between non-executive Directors and senior management.

External matters

Directors are regularly briefed on market opinion and receive copies of analyst research and press commentary. Further briefing material on market conditions was sent to Directors during 2009 and Directors continue to receive relevant publications to keep them up to date with changing market opinion, including a weekly commentary on the Barclays share price and analyst comment. Directors are invited to attend results presentations to meet with analysts and investors to enhance their awareness of market sentiment.

Functioning of the Board and evaluation of performance

Functioning of the Board

For the Board to function effectively, the non-executive Directors must contribute to Board discussions and challenge and test the proposals on strategy that are put forward by the executive Directors. The Board promotes an environment whereby challenge from the non-executive Directors is welcomed and encouraged, combined with full support for and empowerment of the executive Directors in implementing decisions.

The Board Committees

Certain responsibilities of the Board are delegated to Board Committees to assist the Board in carrying out its functions and to ensure independent oversight of internal control and risk management. The four principal Board Committees (the Board Audit Committee, the Board Corporate Governance and Nominations Committee, the Board HR and Remuneration Committee and the Board Risk Committee) play an essential role in supporting the Board in fulfilling its responsibilities and ensuring that the highest standards of corporate governance are maintained throughout the Group. Each Board Committee reports to the Board following each of its meetings and the minutes of each Board Committee meeting are circulated to the Board. This report sets out how the Board and its Committees work within the governance framework and corporate governance guidelines.

Current membership of the Board Committees

	Board Audit Committee	Board Corporate Governance & Nominations Committee	Board HR & Remuneration Committee	Board Risk Committee
Marcus Agius	–	C	M	–
David Booth	–	M	–	C
Sir Richard Broadbent	–	M	C	M
Leigh Clifford	–	–	M	–
Fulvio Conti	M	–	–	–
Simon Fraser	M	–	M	–
Reuben Jeffery III	–	–	–	M
Sir Andrew Likierman	M	–	–	M
Sir Michael Rake	C	M	–	M
Sir John Sunderland	–	M	M	–

Key

C  Chairman

M  Member

Corporate governance

Corporate governance report

continued

All members of the principal Board Committees are independent non-executive Directors, although the Group Chairman is a member of the Board HR and Remuneration Committee, as permitted by the Code for a Chairman who was independent on appointment. The Group Chairman is also Chairman of the Board Corporate Governance and Nominations Committee.

Each Committee’s terms of reference set out the specific matters for which delegated authority has been given by the Board. These terms of reference are reviewed annually and are available on our website at: www.barclays.com/corporategovernance. A summary of the terms of reference is set out in the table below.

Board Audit Committee

Sir Michael Rake (Chairman from 31st March 2009)

Fulvio Conti

Simon Fraser (from 1st May 2009)

Sir Andrew Likierman

Stephen Russell (to 31st October 2009) (Chairman to 31st March 2009)

Secretary

Lawrence Dickinson

In addition to the members of the Committee, there are a number of regular attendees at each meeting. The Group Chief Executive, Group Finance Director, Barclays Internal Audit Director, Chief Risk Officer, Group General Counsel and the lead external audit partner normally attend all scheduled Board Audit Committee meetings. The Board Audit Committee members usually meet before each meeting, without any executive Directors or senior management present, to raise any questions and discuss issues with the Chairman of the meeting. They also meet with the external auditors and the Barclays Internal Audit Director, without management present, at the end of most Committee meetings.

Sir Andrew Likierman continues to fulfil his role as the ‘financial expert’ as defined by the US Sarbanes-Oxley Act of 2002 and, as a result of his accountancy background and his career with HM Treasury, has ‘recent and relevant financial experience’ as recommended by the Code. Sir Michael Rake succeeded Stephen Russell as Chairman of the Committee in March 2009.

Board Audit Committee Chairman’s Statement

I took over from Stephen Russell as Chairman of the Board Audit Committee at the end of March. I would like to thank Stephen for his hard work and diligence as Chairman of the Committee and for the support provided to me during the handover period.

Since becoming Chairman, I have focused the work of the Committee on the following key areas:

–	Capital;

–	Liquidity;

–	Impairment;

–	Credit Market Exposures and Mark to Market valuations; and

–	Key Control Issues.

In terms of capital and liquidity, the Committee receives quarterly reports setting out current and forecast capital ratios, the size of the buffer above minimum capital requirements and the potential impact on capital ratios of stress scenarios. The liquidity section of the report reviews the Group’s liquidity risk profile, including movements in retail and commercial deposits, the wholesale funding maturity profile and the potential impact on the Group’s liquidity position of stress scenarios. The Committee’s regular review of these reports is one of the key processes enabling it to recommend to the Board, on a bi-annual basis, the going concern statement in the published annual and interim financial statements.

The Committee receives regular reports on current and forecast impairment. The report reviews trends in both retail and wholesale credit risk, in each case by business unit. The report also reviews the level of potential credit risk loans and the level of impairment held against them. A specific report on impairment methodology was commissioned by the Committee to ensure that it was satisfied with the methodologies in use across the Group. The impairment charge included in the interim and preliminary results announcements is specifically reviewed to ensure that the Committee is satisfied that the charge is appropriate. In arriving at this decision, a variety of factors are considered including:

–	actual performance versus forecast;

–	underlying portfolio trends;

–	the business environment;

–	compliance with Group impairment policy;

–	any adjustments to impairment model outputs;

–	Barclays position relative to peer banks; and

–	input from the Group’s external auditor.

The Committee continues to review closely the fair value of the Barclays Capital credit market exposures (including asset backed securities, commercial property exposure and leveraged credit positions) and the form and content of disclosures of these exposures. The review of the credit market exposure valuations includes a review of marks by key asset categories, movements in exposures (including sales/paydowns) and a review of underlying collateral by vintage and rating. The Committee receives at both the half-year and year-end and before each Interim Management Statement, a specific presentation from Barclays Capital’s Chief Operating Officer and discusses the valuations with the Group Finance Director, the Chief Risk Officer and, importantly, the Group’s external auditors. Confirmation is sought from independent Group control functions such as Risk and Finance, and the external auditors, that the individual marks are appropriate. The Committee continues to be reassured that there were no significant variations between the prices at which assets were sold and the underlying marks.

A specific focus was the sale of US$12.3bn of credit market assets to Protium Finance LP in September. I discussed the accounting treatment relating to the asset sale with both the Group Finance Director and the Group’s external auditor to ensure I was satisfied that it was appropriate. The Committee also reviewed the reclassification of certain financial assets originally classified as held for trading, and now considered as loans and receivables, again to ensure the accounting treatment was appropriate.

The Committee receives a quarterly report on Control Issues of Group Level Significance. This report identifies control weaknesses which could have a significant financial or non-financial impact. The Committee satisfies itself that the remediation programmes are appropriate and, in particular, sufficiently timely. It also monitors the ongoing remediation programme through to satisfactory resolution. The Committee also reviews the key risks and controls in each of the Group’s major business units, focusing in particular on those areas where the Group’s business is expanding or is deemed to be higher risk. It also undertakes more in-depth reviews of specific areas which it believes warrant close attention, including in 2009:

–	Know Your Customer and Anti-Money Laundering Controls;

–	Sanctions Compliance;

–	the use of direct sales agents, particularly in the Emerging Markets business; and

–	the Lehman Brothers North American business integration programme.

In addition to the five areas of focus outlined above, the Committee has been anxious to ensure that the downward pressure on costs in the current environment does not weaken the control environment. We have particularly monitored staffing levels in Internal Audit to ensure that it has the necessary resources to fulfil the agreed Audit Plan.

The Committee reviews the performance of the internal and external auditors annually. During 2009, a comprehensive external assessment of Internal Audit was undertaken. The review compared their practices to relevant standards, including those published by the Institute of Internal Auditors as well as regulatory standards and expectations in various jurisdictions and included peer group benchmarking. The review concluded that the Internal Audit function complies with the Institute of Internal Auditors’ Standards, is fit for purpose and provides independent assurance on which the Board may rely, with many examples of leading practice. Where suggestions for improvement were made, the Committee will monitor progress.

Feedback on the performance of the external auditors was again sought from key stakeholders in the Group via questionnaires with the results being presented to, and discussed by, the Committee. The Committee is fully satisfied with the performance of the Group’s external auditor and has recommended to the Board and to shareholders that the Group’s external auditor should be re-appointed as the Group’s auditors at the AGM on 30th April 2010. We are satisfied that the Group’s external auditor provides effective, independent challenge to management, which has been crucial in the current difficult environment, and has provided valued support to the Committee in the advice given and the clarity of their briefings and reports.

As Chairman of the Committee, I have liaised as appropriate with the Chairman of the Board HR and Remuneration Committee, particularly to draw attention to any specific aspects of the Group’s results which I feel he ought to be aware of when determining appropriate levels of compensation. I have also liaised with the Chairman of the Board Risk Committee to ensure our agendas are co-ordinated where necessary and to avoid any overlap/underlap in coverage. I am also a member of the Board Risk Committee, which helps to ensure close co-ordination between the two committees.

I also have a programme of visiting key businesses overseas, including attending meetings of local governance and control committees and the audit committees of key subsidiaries. During the year, I visited New York, Dubai and Johannesburg.

The Committee can confirm that it received sufficient, reliable and timely information from management to enable it to fulfil its responsibilities.

Sir Michael Rake

Chairman of the Board Audit Committee

9th March 2010

Corporate governance

Corporate governance report

continued

Board Audit Committee Activities in 2009

The Committee met 11 times in 2009 and Figure 6 illustrates how the Committee allocated its time at those meetings. The items covered under each heading in Figure 6 are as follows:

Control Issues

–	reviewed internal control and risk management systems;

–	considered the effectiveness of the Group’s internal controls over financial reporting;

–	reviewed impairment methodologies; and

–	considered the Fraud Risk Control Framework.

Financial Results

–	reviewed the full year results, including market understanding and perception of those results;

–	reviewed the Annual Report and Accounts, half-year Results and Interim Management Statements; and

–	reviewed the Group’s accounting policies and the valuation of derivatives and credit market exposures.

Internal Audit Matters

–	received reports from the internal auditors;

–	monitored the performance of the Internal Audit function and received an external assessment review of the Internal Audit function; and

–	reviewed the Global Internal Audit Plan.

External Audit Matters

–	reviewed the effectiveness and independence of the Group statutory auditor;

–	approved the re-appointment, remuneration and engagement letter of the Group statutory auditor;

–	approved the global audit plan for 2009;

–	considered the provision of non-audit services by the Group statutory auditor – more details can be found in the box on page 137; and

–	received reports from the external auditors.

Business Control Environment

–

received reports on Group Control Environment Key Trend Data and on the control environments in each of the following businesses or functions: UK Retail Banking, Barclays Commercial Bank, Barclays Wealth (Americas), Barclays Capital (including an update on the integration of the Lehman Brothers North American business), Barclaycard, Emerging Markets, Barclays Wealth, Western Europe, GRCB–Technology and Absa.

Governance and Compliance

–

considered the information it would require during the coming year to enable it to discharge its responsibilities given the significant changes in financial markets and economic conditions and the impact on the areas of focus for the Committee;

–	received reports on matters discussed at the Board Risk Committee, which included information on mark to market valuations, impairment, capital and liquidity;

–	received regular reports on ‘Raising Concerns’, including whistleblowing;

–	received updates on Sarbanes-Oxley Section 404 compliance;

–	received updates on ‘Know Your Customer’, Anti-Money Laundering and Sanctions Compliance audits;

–	reviewed the effectiveness of subsidiary audit committees;

–	reviewed the recommendations from the Walker Review; and

–	reviewed its Terms of Reference to satisfy itself that they enable the Committee to fulfil its responsibilities.

Other

–	received updates on business continuity management; and

–	reviewed the regulatory issues.

Non-Audit Services Policy

The Committee takes seriously its responsibility to put in place safeguards to auditor objectivity and independence. It has therefore established a policy on the provision of services by the Group’s statutory Auditor. The Policy describes the circumstances in which the Auditor may be permitted to undertake non-audit work for the Group. The Committee oversees compliance with the Policy and considers and approves requests to use the Auditor for non-audit work. Allowable services are pre-approved up to £100,000 or £25,000 in the case of certain taxation services. Any assignment where the expected fee is above the relevant threshold requires specific approval from the Committee or a member of the Committee. The Company Secretary and his team deal with day to day administration of the Policy, facilitating requests for approval by the Committee. The Committee receives a report at each meeting on the non-audit services provided by the Auditor and the Policy is reviewed by the Committee annually. Details of the services that are prohibited and allowed are set out below.

Services that are prohibited include:

–	bookkeeping;

–	design and implementation of financial information systems;

–	appraisal or valuation services;

–	actuarial services;

–	internal audit outsourcing;

–	management and Human Resource functions;

–	broker or dealer, investment advisor or investment banking services; and

–	legal, expert and tax services involving advocacy.

Allowable services that the Committee will consider for approval include:

–	statutory and regulatory audit services and regulatory non-audit services;

–	other attest and assurance services;

–	accountancy advice and training;

–	risk management and controls advice;

–	transaction support;

–	taxation services;

–	business support and recoveries; and

–	translation services.

Board Corporate Governance and Nominations Committee

Marcus Agius (Chairman)

David Booth (from 1st January 2010)

Sir Richard Broadbent

Sir Michael Rake

Stephen Russell (to 31st October 2009)

Sir John Sunderland

Secretary

Lawrence Dickinson

The meetings are also attended by the Group Chief Executive.

Board Corporate Governance and Nominations Committee Activities in 2009

The Committee met four times in 2009 and Figure 7 illustrates how the Committee allocated its time at those meetings. During 2009, the Committee:

–	regularly reviewed Board and Board Committee composition to ensure the right mix of skills and experience are present;

–

monitored the progress of the action plan arising from the 2008 Board Effectiveness Review and oversaw the conduct of the 2009 Board Effectiveness Review including reviewing the process for the Board, Committee and individual Review Director evaluations for 2009;

–	reviewed the corporate governance disclosures for the 2008 Annual Report and considered the proposed disclosures for 2009;

–	reviewed issues raised at corporate governance meetings held with institutional investors and investor bodies in the lead up to the AGM;

–	recommended the appointment of the new non-executive Directors to the Board and changes to Committee membership;

–	reviewed succession plans for the Executive Committee and the position of Group Chief Executive; and

–	reviewed its Terms of Reference to satisfy itself that they enable the Committee to fulfil its responsibilities.

Note

a	Included in ‘Board and Committee Composition’ for 2008.

Corporate governance

Corporate governance report

continued

During 2009, the Committee reviewed the composition of the Board and its principal Committees at each of its meetings. Following those deliberations, the Committee recommended to the Board that Simon Fraser and Reuben Jeffery, who were both identified with the assistance of external search consultants, be appointed as non-executive Directors in March and July 2009 respectively. The Committee also recommended to the Board the following changes to Committee membership:

–

Sir Michael Rake succeeded Stephen Russell as Chairman of the Board Audit Committee on 31st March 2009 and was appointed as a member of the Board Risk Committee and Board Corporate Governance and Nominations Committee with effect from 1st May 2009;

–	Simon Fraser was appointed as a member of the Board Audit Committee and Board HR and Remuneration Committee with effect from 1st May 2009;

–	Patience Wheatcroft was appointed as a member of the Board Risk Committee with effect from 1st May 2009;

–

David Booth succeeded Sir Richard Broadbent as Chairman of the Board Risk Committee and was appointed as a member of the Board Corporate Governance and Nominations Committee with effect from 1st January 2010; and

–	Reuben Jeffery was appointed as a member of the Board Risk Committee with effect from 1st January 2010.

The Committee oversees the Board Effectiveness Review and approves the Action Plan for the year ahead. Further details of the review and our evaluation statement are set out on page 140.

Board Risk Committee

Information on the role and activities of the Board Risk Committee and the Committee Chairman’s Statement can be found on pages 141 to 143 of this report under ‘Governance of Risk’.

Board HR and Remuneration Committee

Sir Richard Broadbent (Chairman)

Marcus Agius

Leigh Clifford

Simon Fraser (from 1st May 2009)

Sir John Sunderland

Secretary

Secretary: Patrick Gonsalves

Additional information on the role and activities of the Committee can be found in the Remuneration Report on pages 145 to 161. The Committee’s terms of reference have been updated to reflect the changes to its role and the recent developments in Corporate Governance and regulation.

Board HR and Remuneration Committee Activities in 2009

The Committee met 14 times in 2009 and Figure 8 illustrates how the Committee allocated its time at those meetings. During 2009 the Committee:

–	continued its review of the Group’s remuneration policies and practices to ensure that they remained appropriate and effective;

–	reviewed Executive and Executive Committee compensation;

–	reviewed various Pensions and Health and Safety matters;

–	monitored the implementation of the talent agenda;

–	considered incentive funding for each main business area for 2010;

–	considered the alignment of risk and compensation;

–	reviewed current and future, Group and business level long-term incentive arrangements;

–	obtained market data on remuneration levels in specified markets; and

–	reviewed regulatory developements in respect of compensation.

The Committee received valuable support and advice from its independent advisers, Towers Perrin MGMC (now Towers Watson), who attended four meetings in 2009.

Management Committees

Executive Committee

John Varley, Group Chief Executive (Chairman)

Bob Diamond, Group President and Chief Executive, Corporate and Investment Banking and Wealth Management

Chris Lucas, Group Finance Director

Jerry del Missier, co-Chief Executive, Corporate and Investment Banking

Mark Harding, Group General Counsel

Antony Jenkins, Chief Executive, Global Retail Banking

Tom Kalaris, Chief Executive, Barclays Wealth

Robert Le Blanc, Chief Risk Officer

Maria Ramos, Chief Executive, Absa

Rich Ricci, co-Chief Executive, Corporate and Investment Banking

Cathy Turner, Group Human Resources Director

The Board delegates the responsibility for the day to day management of the Company to the Group Chief Executive and he is responsible for ensuring that the business is operating effectively. The Group Chief Executive chairs the Executive Committee, which supports him in this role. The Executive Committee is supported by a number of management committees, including the Disclosure Committee, the Group Governance and Control Committee, the Group Operating Committee, the Group Risk Oversight Committee and the Group Brand and Reputation Committee. The Executive Committee meets every fortnight to discuss strategy development and policies to recommend to the Board.

Disclosure Committee

Chris Lucas, Group Finance Director, is Chairman of the Disclosure Committee and the members of the Committee are the Company Secretary, Group General Counsel, Director Investor Relations, Chief Risk Officer, Barclays Corporate Affairs Director, Group Financial Controller and Barclays Treasurer. The Committee:

–	considers and reviews the preliminary and half-year results, Annual Report/Annual Report on Form 20-F and the Annual Review;

–	considers Interim Management Statements released to the Stock Exchange; and

–	considers the content, accuracy and tone of any other announcement that is proposed to be made in accordance with the FSA’s Disclosure and Transparency Rules.

The Committee reports to the Executive Committee and also reports to the Board Audit Committee, documenting its conclusions about the effectiveness of the design and operation of the disclosure controls and procedures. This, together with a joint report on internal controls from Barclays Internal Audit Director and the Chairman of the Group Governance and Control Committee, provides assurance to the Board Audit Committee as required by the Turnbull Review of Internal Controls and as recommended by the Code.

Evaluation of Board Performance

The Code recommends that an evaluation of the effectiveness of the Board and its Committees is conducted annually and the Walker Review further recommended that the process is externally facilitated at least every second or third year. We have undertaken externally facilitated performance evaluations annually since 2004 and an action plan has been agreed each year to progress any identified improvements. The evaluation in 2008 was independently facilitated by Egon Zehnder International and the following actions were agreed for 2009:

–

continued focus on the Board’s calendar of business to ensure that noncritical items are removed or kept to a minimum, thereby ensuring that sufficient time can be allocated to items fundamental to the success of the Group;

–	refinements to the Board’s calendar of business, including additional time to be spent on items such as compensation strategy and succession planning;

–	review of the overall size of the Board;

–	refinements to the process for evaluating the performance of individual Directors; and

–	additional reporting on capital and liquidity.

Further details of these actions are set out under Board Activities in 2009 on page 128, and Board Corporate Governance and Nominations Committee Activities in 2009 on page 137. The Action Plan for 2009 was completed. The evaluation statement for 2009 is set out on page 140.

Corporate governance

Corporate governance report

continued

Evaluation Statement

In light of changes in Board composition and the significant events of 2009, we reviewed our Board evaluation process before starting the review for 2009. This included considering whether or not to use an external facilitator and reviewing and interviewing a number of alternative external facilitators.

The Board Corporate Governance and Nominations Committee decided to use an external facilitator again in 2009. It felt that in order to get the maximum benefit from an evaluation exercise, interviews with Directors must be conducted as these tend to be far more informative than questionnaires alone. The Committee also felt that it was appropriate to conduct such an external review given the question-marks that have been raised over corporate governance in the sector and following publication of the Walker Review.

The 2009 evaluation was again independently facilitated by Egon Zehnder International. The Committee felt that their proposal for a refreshed approach to evaluation, including an increased emphasis on Board relationships and a broader remit with input being sought from key executives below Board level, was the most appropriate process. The Board confirms that it does not believe there is a conflict of interest in the business relationship with Egon Zehnder International as executive search consultants and Board evaluation facilitators, particularly as the Group has relationships with other search firms.

The evaluation process is rigorous and took the form of questionnaires, which were shortened this year to focus on the elements that need to be monitored. These questionnaires were completed by Director and other key executives, who then had individual interviews with Egon Zehnder. The individual meetings with Egon Zehnder focused on overall Board composition, a review of key decisions taken by the Board, the quality of information flows, the quality of debate, the effectiveness of the Board Committees and Board dynamics, particularly with a view to assessing whether the interaction of the Board creates a whole that is greater than the sum of its parts. The process underpinning key decisions taken by the Board during the year was also reviewed. In addition, the evaluation exercise seeks Directors’ views on the appropriate size and composition of the Board, including identifying any gaps in skills and experience around the Board table. The evaluation covered the following areas:

–	Group performance;

–	Strategy and performance objectives, including non-executive Director involvement;

–	Reporting to shareholders and stakeholders;

–	Structure, people and succession planning;

–	Decision-making processes, including the culture for effective challenge;

–	Information flows and presentations;

–	Board structure and composition, including non-executive experience and knowledge;

–	Board roles and responsibilities;

–	Board and management relationships;

–	Board Meetings; and

–	Board Committees.

The results of the evaluation were presented to the Board in February 2010. The results focused on key themes rather than on direct feedback from the questionnaires.

The themes that will form the basis of the action plan for 2010 include:

–	Board size and diversity;

–	holding additional Board meetings overseas, particularly given the increased size of our operations in the US;

–	increasing the visibility of senior executives below Board and Group Executive Committee level; and

–	improving the format of strategy presentations to the Board.

I held private meetings with the non-executive Directors in early 2010 so that individual and general results could be discussed. Bespoke development plans are then agreed with each non-executive Director in relation to their own performance.

As Chairman, I had regular meetings with shareholders and kept the Board fully informed of their views. Details of communications with shareholders are set out on page 143 in the section on Relations with Shareholders.

Marcus Agius

Group Chairman

9th March 2010

Governance of Risk

Board Risk Committee

David Booth (Chairman from 1st January 2010)

Sir Richard Broadbent (Chairman to 31st December 2009)

Reuben Jeffery III (from 1st January 2010)

Sir Andrew Likierman

Sir Michael Rake

Stephen Russell (to 31st October 2009)

Patience Wheatcroft (1st May-16th June 2009)

Secretary

Secretary: Lawrence Dickinson

In addition to the Members of the Committee, all meetings are usually attended by the Group Finance Director and Chief Risk Officer. Barclays Internal Audit Director, Group General Counsel and Barclays external auditor, as well as other senior executives, also attend meetings of the Board Risk Committee, where appropriate.

Board Risk Committee Chairman’s Statement

Context

Barclays has long recognised the importance of ensuring that the Board and its Committees devote sufficient attention to risk, particularly as it is only by taking appropriate levels of risk that Banks can make a profit. A Board level Risk Committee has been in existence since 1999 and a key role of the Committee is to analyse, understand and monitor the key risks taken by the business to generate profit and create shareholder value. The Committee focuses on risks taken deliberately and overtly, such as credit, market, capital and liquidity risk, rather than the risks of simply doing business, such as operational risk. The Committee, in analysing and monitoring risk, is acting on behalf of the Board and it was an essential part of my role as Chairman to ensure that the Committee alerts the Board to issues of concern.

The Committee itself is comprised solely of independent non-executive directors. However, the Group Finance Director and Chief Risk Officer attend each meeting as a matter of course and the Chief Risk Officer has a dotted reporting line to me as Chairman of the Committee. I have regular meetings with Robert Le Blanc, the Chief Risk Officer, who also has the right (and indeed responsibility) to elevate issues to me where he considers it necessary. I am also consulted by the Group Finance Director in respect of the performance appraisal and compensation of the Chief Risk Officer. His compensation is approved by the Board HR and Remuneration Committee and appointment to or departures from the role are a matter reserved to the Board.

The Committee is conscious, when undertaking its duties, that banks are in the business of taking risk. The aim of the risk function within Barclays and the Board Risk Committee itself is therefore not to minimise risk but to optimise it. This requires us to ensure that risks being taken are:

–	properly identified and understood, both in their own right and relative to their interactions with other risks we are taking;

–	appropriate, relative to the scale and type of our business;

–	affordable, particularly in relation to the capital base of the company;

–	properly controlled and managed; and

–	earning an appropriate return, i.e. , one commensurate with the risk taken.

How the Committee goes about its business.

It has been an essential feature of the operation of the Committee that the information flowing to the Committee is congruent with the information flow to Executive Committee. In the case of the Group Risk Profile Report (see below), the report is identical.

The Committee plans its forward programme and undertakes a number of key tasks throughout the course of the year in order to ensure it is satisfied with the way risk is being managed. A key role is to review in detail at the end of every year the proposed Risk Appetite for the forthcoming year, before recommending it to the Board.

The Committee monitors risk performance throughout the year to assess whether such performance is in line with expectations when the budget was set, adjusted for any differences in the performance of the economy. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the Committee is comfortable with them.

The Committee also reviews sectoral limits in both the wholesale and retail sectors and in market risk. The purpose of these limits, known internally as Mandate and Scale limits, is to ensure that concentrations in the risk profile do not result in unacceptable levels of losses.

The Committee, in conjunction with the risk function, also seeks to identify potential future areas of risk in order to undertake detailed analysis and review. A good example of this would be the Committee’s review of the US mortgage business, which was requested at the end of 2006. The Committee will also, as part of its calendar of business, review experience of past risk events and seek to identify any lessons learnt in order to ensure they are embedded into business practices. It also seeks to compare Barclays risk stance with those of others to understand the relative risk being taken.

The Committee also monitors the Group’s capital and liquidity position throughout the year to ensure they are within the agreed Risk Appetite parameters.

Finally, the Committee regularly reviews how risk is measured within the business in order to ensure it is satisfied with the risk measurement systems in place.

Corporate governance

Corporate governance report

continued

Activities in 2009

During 2009, the Committee undertook the following activities:

Reviewed a full Group Risk Profile Report quarterly.

The Group Risk Profile Report incorporates:

–	an economic overview;

–	an update on impairment charges and loan loss rates; – risk appetite utilisation; and

–	sections on retail and wholesale credit risk (by business unit), market risk and operational risk.

Capital and Liquidity

The Committee monitored movement in economic and regulatory capital demand and supply and the level of losses that could be experienced before minimum regulatory capital ratios are breached. The Committee also reviewed and recommended to the Board the liquidity risk appetite of the Group to ensure that sufficient liquidity is held to cover both market-wide and Barclays specific stress scenarios.

Key risk issues

Each year, the Committee ensures it has a forward programme of issues to analyse in detail. During 2009, the Committee analysed the risk profiles and controls in the following businesses:

–	the Commodities business in Barclays Capital;

–	the Emerging Markets business in GRCB; and

–	the US equities business.

The Committee also received regular reports on the Group’s exposures to the asset backed securities (ABS) and leveraged credit market exposures and how these were being managed down.

Stress Testing

The Committee reviewed and approved the scenarios to be used in the annual stress testing and reviewed the results of the tests themselves to ensure that the Group would remain adequately capitalised and liquid even under severe stress.

Risk Appetite

Risk appetite is set by agreeing the level of credit risk impairment the Group is prepared to accept in the base case economic forecast for the following year, together with impairment levels that would be incurred in economic scenarios that represent 1:7 and 1:25 events. A Daily Value at Risk limit and stress losses for market risk in 1:7 and 1:25 scenarios is also agreed, together with total loss limits from operational risk.

The financial results of the Group are budgeted in the base case and forecast in the stress scenarios to ensure that they do not breach a series of parameters agreed by the Committee. These parameters include pre-tax profit, return on equity, loan loss rates, capital ratios, leverage ratios, dividend and credit rating. A key focus, given current conditions, was to ensure that the capital ratio parameters (in respect of Tier 1 and Core Tier 1) were met at all times.

Follow up on risk issues

The Committee requested and received a report from the business on the lessons learnt from the sub-prime crisis. The losses in sub-prime arose from a systemic market collapse which was not foreseen by our risk processes, the rating agencies or the broader market. Subsequent events have highlighted areas for improvement in certain of our processes, particularly around the need to improve the aggregation of risk positions across all businesses and to include the potential for discontinuous moves in key parameters when setting sector limits. Risk models in use in the business must also include more subjectivity and bespoke analysis when rating complex financial structures. Action is underway in all these areas.

Mandate and Scale Limits

The Committee reviewed the sectoral limits in place in both the Wholesale and Retail Credit Risk Sectors. These limits include commercial property caps (by geography), leveraged finance limits, high yield underwriting caps, limits to loans to lower grade names or credit scores and stress limits by different types of market risk (e.g. interest rate, foreign exchange, commodity).

Governance

The Committee spent time discussing both the Turner Review and the draft and final Walker Review and, in particular, how the recommendations should be reflected in the Committee’s terms of reference and way of working. Some minor changes have been made as a result.

Relationship with other Committees

The Committee must work closely with both the Board Audit Committee and the Board HR and Remuneration Committee. In respect of the Board Audit Committee, a schedule has been agreed setting out the key roles of each committee in areas such as capital and liquidity to ensure there is clarity of responsibility. The Committee discussed papers from the risk function on the assessment of business performance on a risk-adjusted basis and the proposals for risk metrics to be used in the 2010 compensation cycle, in both cases prior to submission to the Board HR and Remuneration Committee as an input into compensation decisions.

In conclusion, the Committee seeks to ensure that it achieves a balance each year between:

–	comparative analysis

–	reviewing our risk stance compared to that of our competitors in defined areas;

–	retrospective analysis

–	we undertake a retrospective review at least once a year of a selected area of risk;

–	trend analysis – we look once a year at underlying risk trends; and

–	technical analysis – we review at least once a year one technical area related to the measurement and management of risk.

The quality of papers is vital to the work of the Committee, with papers typically including:

–	quantified analysis, including both absolute and relative data;

– information on returns; and

– financial parameters, such as performance against budget and capital utilisation.

The Committee provides a full written report to the Board after every meeting, which I introduce and answer questions about.

At the beginning of 2010, I handed over the Chairmanship of the Committee to David Booth after four stimulating and challenging years.

Sir Richard Broadbent

Chairman of the Board Risk Committee

9th March 2010

Board Risk Committee (continued)

The Committee met five times in 2009 and Figure 9 shows how the Committee allocated its time at those meetings. The items covered under each heading in Figure 9 are as follows:

Risk Profile/Risk Appetite

–	Reviewed the Group Risk Profile Report (including updates on the Group’s capital position);

–	reviewed updates on liquidity risk;

–	reviewed in greater detail the process around setting annual Risk Appetite to establish the effectiveness of the process in responding to significant changes in economic and market conditions;

–	reviewed the Risk Appetite for the Group for 2010 and made recommendations to the Board; and

–	received regular Future Risk Trends reports, which set out the internal and external indicators that are showing signs of strain and a report on future risk issues.

Key Risk Issues

–	reviewed risk trends in tax risk management;

–	received regular reports on ABS and leveraged credit market exposures; and

–	reviewed the Group’s stress testing proposals and outcomes.

Internal Control/Risk Policies

–	reviewed the internal control and assurance framework;

–

examined the risk control framework, and approved Group policies including the trading book policy, large exposures policy, liquidity policy, retail and wholesale credit impairment policies and the Group’s principal risks policy;

–	reviewed risk measurement methodologies; and

–	received updates on the programme of actions being taken Group-wide to mitigate risk in view of deteriorating economic conditions in our major markets, such as the UK, US, South Africa and Spain.

Regulatory Frameworks

–	reviewed the liquidity risk framework and underlying assumptions;

Other

–

revised its Terms of Reference, including its role in reviewing risks following the Group’s entry into new businesses or geographies; its role in reviewing capital ratios, liquidity risk and its input into remuneration decisions; the increased frequency of risk, capital and liquidity reporting and the setting up of an external advisers panel for the Committee; and

–	reviewed its Terms of Reference to satisfy itself that they enable the Committee to fulfil its responsibilities.

More information on risk management and the internal control framework can be found in the Risk management report on pages 54 to 118.

Relations with Shareholders

Communicating with shareholders is a key priority for the Board and was particularly important during the continuing financial crisis in 2009. In the normal course of events, the Board aims to keep shareholders up to date and informed about how Barclays is performing and its strategy. During 2009, there was significant additional communication around the sudden fall in the share price in January 2009, the proposed sale of the iShares business and the subsequent sale of BGI, for which we held a General Meeting in August 2009.

Institutional shareholders

Engagement with our institutional shareholders is essential to ensure a greater understanding of and confidence in the medium and longer-term strategy of Barclays and in the Board’s ability to oversee its implementation.

The Group Chairman and Senior Independent Director are responsible for ensuring the Board is accessible to major shareholders and that channels for communication are open. They are also responsible for ensuring that the Board is aware of any concerns raised by major shareholders and that their views are taken on board. The Group Chairman, Senior Independent Director, Group Chief Executive and Group Finance Director regularly meet with our investors and the executive Directors and senior executives hold group and one to one meetings with major investors. The Group Chairman, Senior Independent Director and Company Secretary also conduct a series of meetings with the corporate governance representatives of our major institutional shareholders ahead of each AGM. The Investor Relations team organise roadshows, seminars, conferences, presentations and other activities that enable the Directors to engage with investors and some of these are highlighted below:

–	over 100 meetings with US institutions following the acquisition of the Lehman Brothers North American businesses;

–	over 200 one-to-one meetings with investors (the Group Chairman and Executive Committee members);

–	over 40 group meetings with investors; and

–	nine presentations at conferences.

In addition, the Investor Relations team also met nearly 150 investors in one to one and group meetings.

Corporate governance

Corporate governance report

continued

Private shareholders

Communication with our private shareholders has also been important during 2009. Personalised information was sent to shareholders for the AGM in April and the General Meeting in August, which included the Notice of Meeting, proxy form, Circular and a question and answer booklet about the proposed sale of BGI. Further documents were available on the Group’s website and sent to shareholders on request.

We recommenced paying a dividend in December 2009 and will pay the final dividend for 2009 in March 2010.

The change in law that allows us to communicate electronically with shareholders has enabled us to use less paper, which benefits the environment and lowers distribution costs for the Group. All shareholder documents are available electronically as soon as they are published but shareholders can still receive communications in paper format if they wish. This year we will post the Notice of Meeting and proxy forms to all shareholders.

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

Annual General Meeting/General Meeting

The 2009 AGM was held on 23rd April 2009 at the Queen Elizabeth II Conference Centre in London. In accordance with best practice, all resolutions were considered on a poll and the results were made available on our website the same day. 53.1% of the shares in issue were voted and all resolutions were approved. All Directors are encouraged to attend the AGM and are available to answer shareholder questions. All Directors attended the 2009 AGM, with the exception of Simon Fraser, who was appointed to the Board on 10th March 2009 and had a prior commitment on the day of the AGM.

A general meeting (GM) was held on 6th August 2009, at the Brewery, London, where shareholders were asked to approve a resolution in connection with the proposed sale of the BGI business and ancillary arrangements. 61.6% of the shares in issue were voted on a poll and the resolution was approved. The results of the poll were made available on our website on the same day. The Group Chairman, all of the Executive Directors and two non-executive Directors, including the Deputy Chairman, attended the GM.

The 2010 AGM will be held on Friday 30th April 2010 at the Royal Festival Hall in London. The resolutions will be considered on a poll and the results will be available on our website on 30th April 2010.

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

We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 131.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board HR and Remuneration (rather than Compensation) Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board HR and Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We follow the Code recommendation that a majority of the Nominations Committee should be independent non-executive Directors, whereas the NYSE Rules state that the Committee must be composed entirely of independent Directors. We comply with the NYSE Rules regarding the obligation to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act, including the requirements relating to the independence of Committee members. In April 2009, we made an Annual Written Affirmation of our compliance with these requirements to the NYSE. The Code also requires us to have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. We also have a Board Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Corporate Governance and Nominations Committee has developed corporate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE Rules, we have a number of ‘values based’ business conduct and ethics policies, which apply to all employees. In addition, we have adopted a Code of Ethics for the Chief Executive and senior financial officers as required by the US Securities and Exchange Commission.

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

Corporate governance

Remuneration report

Statement from the Chairman of the Board HR and

Remuneration Committee

Context

The Committee’s goal is to balance the needs of sustaining a competitive business capable of creating future value for shareholders with the crystallisation of current returns to build capital to finance business growth and to pay dividends to shareholders.

This is never an easy balance to strike and trading conditions of the last two years, exceptional levels of political and social interest in remuneration, new fiscal measures and new regulatory requirements that differed in their interpretation in different jurisdictions all complicated our task this year. This has also been a year of significant business growth in investment banking which has materially increased the scope of matters requiring our attention.

During 2009, we have been reviewing our remuneration practices to ensure that they remain appropriate and effective. The context of the review was to ensure that the important principle of pay for performance that underpins our business continues to be implemented in a way that is consistent with and supportive of:

–	appropriate management of risk

–	delivering returns to shareholders

–	strengthening the balance sheet to support current business activities such as lending to our customers, and future business growth

–	protecting the business franchise by maintaining our competitiveness in the labour market.

We have drawn directional conclusions from our work to date which will underpin our decisions about structure and quantum of compensation looking forward. These are:

–	a significantly greater proportion of incentives will be longer term and more will be deferred in order to contend with greater risk adjustment, industry cyclicality and market volatility

–	the use of equity for employee remuneration remains central to ensuring alignment of shareholder and employee interests

–	there will be greater emphasis on the detailed consideration of risk associated with individual performance

–

there is a role for greater exercise of discretion to avoid the perverse results that can arise particularly from long-term schemes being tied to over-precise performance projections. Discretion should be exercised within the context of a robust framework of performance and risk data, and be associated with appropriate levels of accountability.

How the Committee goes about its business

A critical element of our approach is a robust governance framework. The Committee approves forward-looking frameworks based on financial metrics to ensure leadership and planning of remuneration in each of the key businesses. These frameworks incorporate metrics consistent with delivering the businesses’ business plans; and are assessed against market benchmarks to inform its decision making when approving aggregate remuneration proposals from management as well as the remuneration proposals of any employee above a specified threshold or falling within the scope of the FSA’s Remuneration Code.

To reflect the Group’s stated goal of focus on returns over growth, the return we generate on risk-weighted assets was added in 2009 to the key metrics of financial performance used in these frameworks. Our metrics include compensation as a percentage of pre-compensation PBT and of net revenues. We also monitor absolute compensation per employee.

The Committee’s decision making is also informed by input from the Group Finance Director and, more recently, the Chief Risk Officer directly to ensure that the level of risk within the business and the quality of underlying profits have been considered. The Committee has also considered the impact on profits from a number of factors including use of Central Bank and government schemes, higher liquidity requirements and the shape of the yield curve.

The Committee also reviews the structure as well as the quantum of compensation, with particular attention on levels of deferral, the mix of annual and long-term incentives and the proportion of equity relative to cash.

In reaching its final decisions, the Committee uses its discretion, informed by an assessment of performance and risk within the context of a strong, risk-adjusted culture, and underpinned by robust governance processes. Market benchmarking is an important but not the only input in supporting the Committee’s objective to pay the minimum amount consistent with maintaining competitiveness and long-term shareholder value creation.

Subsequent to each year, we look back and review the extent to which our decisions met our objectives and seek to learn lessons for the coming year.

The Committee retains independent advisers to support it in its work.

2009

The performance of Barclays during 2009 is described in detail in the Business Review included in this report. Barclays delivered profit before tax of £11.6bn, 92% up on 2008. In addition, excellent progress was made in the following areas:

–	Core Tier 1 ratio increased from 5.6% for 2008 to 10.0% for 2009

–	the balance sheet reduced by 33%

–	adjusted gross leverage decreased to 20x compared to 28x in 2008 and the Group liquidity pool increased to £127bn compared to £43bn in 2008

–	gross new lending to UK households and businesses totalled £35bn during 2009

–	the payment of dividends resumed with a final dividend of 1.5p per share, giving total declared dividends for 2009 of 2.5p per share.

Our decisions on discretionary pay in 2009 properly reflect this performance. The increase in incentive compensation in the investment banking business was materially less than the increase in total income (with the ratio of total compensation to total income falling from 44% in 2008 to 38% in 2009); and the cost to net income ratio was brought down even more sharply.

Corporate governance

Remuneration report

continued

In addition, there was a significant increase in the use of deferral, equity and long-term awards, particularly to senior executives. Around 5,000 employees will have a proportion of their remuneration delivered as long-term awards. All discretionary remuneration for members of the Group Executive Committee and all members of Barclays Capital Executive Committee will be delivered over a three-year period and subject to clawback.

Long-term awards take the form of equity or cash, paid over three years. 73% of the long-term awards from the 2009 pay review are in the form of equity. Two new plans have been introduced for the purpose of making long-term awards below the executive Director level, the Share Value Plan and Cash Value Plan. These are described in further detail in the following report.

We are compliant with the FSA Remuneration Code and the Financial Stability Board Implementation Standards endorsed by the G20 and have applied these to the decisions of the 2009 pay review. The overall quantum of remuneration is also consistent with the FSA’s minimum capital requirements. A direct and intended consequence of our 2009 pay decisions has been the further strengthening of our Core Tier 1 capital ratio.

The compensation pool has been managed in such a way that the UK Bank Payroll Tax cost broadly equates to a reduction in the size of the pool, with the reduction being borne by senior executives. The cost to the Group of the UK Bank Payroll Tax in respect of 2009 cash compensation is £190m, and £35m is being provided in respect of certain prior year awards which may fall within the proposed legislation.

The following approach has been taken on executive Directors’ remuneration:

–	appropriate consideration was given to non-financial measures as well as risk considerations in the assessment of executive Directors’ performance

–	zero annual performance bonus for the Chief Executive and the President. This is the second successive year that they have advised the Board that they wish to decline any annual bonus awards

–	no long-term award for the Chief Executive. This is the second successive year that he has advised the Board that he wishes to decline any long-term award

–	current executive Directors who have long-term performance shares due to vest and be released in 2010 intend to agree to voluntary clawback arrangements operating over a further two years.

These outcomes for executive Directors were carefully considered and seek to ensure an appropriate share of value between employees and shareholders, with full consideration also being given to the requirements of other stakeholders such as regulators and governments. They follow on from the unequivocal outcomes in respect of 2008: no salary increases or annual performance bonuses, long-term awards 64% lower than 2007 with no awards for the Chief Executive and President, and the vesting of long-term awards to executive Directors due to be released in 2009 being deferred for a further two years subject to additional financial performance over that period.

Activities in 2009

The Committee exercised effective governance in 2009, meeting 14 times to review remuneration practices, frameworks, regulatory developments and market data and advice from external consultants.

In addition to the wider review of remuneration arrangements, the key activities were as follows:

–	approval of annual remuneration packages including incentive awards for executive Directors and other senior executives as part of the 2009 pay review

–	approval of senior executive remuneration packages on appointment, promotion and termination

–	approval of aggregate incentive funding for each of the major businesses

–	assessment of performance against relative TSR, cumulative Economic Profit and other financial performance targets to determine the vesting level under performance share and other long-term awards

–	selection of performance metrics and calibration of targets for long-term awards

–	preparation, review and approval of the Remuneration Report.

Report

The following report of the Committee provides further explanation of the current remuneration governance and arrangements for executive Directors and is divided into the following sections:

–	Committee remit, members and advisers

–	Remuneration policy, decisions and governance

–	Executive Directors’ remuneration

–	Non-executive Directors’ remuneration

–	Former Directors’ remuneration

–	Share plan descriptions.

As required by Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Group’s auditors, PricewaterhouseCoopers LLP, have audited the information contained in Tables 1b, 3, 5, 10, 11, 14, 16, 17, 18 and 19 of the Committee’s report.

The Committee unanimously recommends that you vote at the 2010 AGM to approve the Remuneration Report as all Directors will be doing with their own Barclays PLC shares.

On behalf of the Board

Sir Richard Broadbent

Chairman, Board HR and Remuneration Committee

9th March 2010

Board HR and Remuneration Committee remit and membership

The Committee provides governance and strategic oversight of executive and all other employee remuneration, Barclays Human Resources activities and senior management development. The Committee’s terms of reference are available in the Corporate Governance section of the website http://www.aboutbarclays.com. The terms of reference were revised in February 2010 in the light of best practice and to take account of regulatory and corporate governance developments. The Committee met formally 14 times during 2009. The Chairman of the Committee presented a report to the full Board on each meeting. A report on the Committee’s activities is set out on page 161 as part of the Corporate Governance Report.

The members of the Committee are Sir Richard Broadbent (Committee Chairman), Marcus Agius (Group Chairman), Leigh Clifford, Sir John Sunderland and Simon Fraser who was appointed to the Committee with effect from 1st May 2009.

The non-executive Directors who are Committee members are considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement. Marcus Agius, the Group Chairman, is also a member and he was considered independent on appointment to the Board.

Advisers

The Committee’s work is supported by independent professional advice. The Committee reviews the appointment of advisers each year. Towers Perrin MGMC (now Towers Watson) were re-appointed by the Committee in 2009.

Any potential conflicts of interest the advisers may have are disclosed to the Committee. In addition to advising the Committee, Towers Watson provided remuneration benchmarking data to the Group.

The Group Chief Executive, the Human Resources Director, the Compensation and Benefits Director and, as necessary, members of the Executive Committee, also advise the Committee, supported by their teams. No Group employee is permitted to participate in discussions or decisions of the Committee relating to his or her own remuneration.

Executive Directors’ remuneration – alignment of interests with shareholders

Figure 1 shows the aggregate total direct remuneration of the current executive Directors for 2007, 2008 and 2009 compared to the indicative fair value movements on the current executive Directors’ aggregate share-based remuneration and beneficial interests in Barclays PLC shares from 1st January 2007 on a cumulative basis. The performance of Barclays share price is shown for context. The chart shows that the current executive Directors’ interests have decreased in value by £62m over 2007, 2008 and 2009 as a consequence of the movement in Barclays share price.

Remuneration Policy

The aims of the Barclays Remuneration Policy are to:

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

Total Shareholder Return

Figure 2 shows the value, at 31st December 2009, of £100 invested in Barclays on 31st December 2004 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is a widely recognised performance comparison for large UK companies and this is why it has been chosen as a comparator to illustrate Barclays TSR. The graph shows that, at the end of 2009, a hypothetical £100 invested in Barclays on 31st December 2004 would have generated a total loss of £40 compared with a gain of £35 if invested in the FTSE 100 Index.

Corporate governance

Remuneration report

continued

iv) Pioneering

–	Driving new ideas, especially those that make Barclays profitable and improve control.

–	Improving operational excellence.

–	Adding diverse skills to stimulate new perspectives and bold steps.

v) Trusted

–	Acting with the highest levels of integrity to retain the trust of customers, shareholders, other external stakeholders and colleagues.

–	Taking full responsibility for decisions and actions.

–	Reflecting the operation of independent, robust and evidence based governance and control and complying with relevant legal and regulatory requirements.

The Committee keeps the Remuneration Policy and arrangements, as detailed in this report, under review to ensure that Barclays programmes remain competitive and provide appropriate incentive for performance.

Remuneration decisions

Our Remuneration Policy provides a framework for the Committee in carrying out its work including remuneration decisions in relation to executive Directors.

One of the core elements of Barclays approach is to deliver compensation that is affordable and appropriate in terms of value allocated to shareholders and employees, with full consideration also being given to other relevant stakeholders such as customers, regulators and governments. When making compensation decisions, Barclays balances the views of these stakeholders with the need to be able to attract, retain and incentivise talent in a competitive market.

A particular focus during 2009 has been to ensure that our approach to discretionary pay awards for 2009 is compliant with both the Financial Services Authority Remuneration Code and the Financial Stability Board Implementation Standards, and that aggregate funding decisions balance a number of factors including the need to continue to strengthen capital ratios, to invest in the business, to recommence dividend payments and to protect the business franchise.

We are committed to the principle of pay for performance. A key element of ensuring the link between pay and performance on an individual basis is the robust performance assessment framework operated across the Group. Employee behaviours are considered in the context of the Guiding Principles set out above which are incorporated into our Remuneration Policy. The extent to which employee behaviour accords with these standards is assessed as part of the performance assessment framework, which includes an examination of the employee’s performance from both a financial and non-financial perspective. Performance against these areas helps to reinforce the right behaviours and so mitigate operational and reputational risks. The resulting performance ratings have a direct impact on all individual compensation decisions.

At an aggregate level, in order to ensure that a link is maintained between pay and performance, incentive funding decisions are made by reference to a number of quantitative and qualitative measures and are determined at the discretion of the Committee. During 2009, the role of Risk and other control functions in remuneration governance was enhanced and the process for setting the remuneration of control functions was formalised.

The exercise of informed discretion plays an important role in the assessment of performance in the context of all our remuneration decisions, rather than using a formulaic approach which could incentivise inappropriate behaviours.

Pay and employment conditions elsewhere in the Group are taken into account by the Committee in determining the remuneration packages for executive Directors. The general approach is the same across the Group, namely decisions are made on a total compensation basis (base salary, bonus and long-term awards) against the relevant market. We seek to provide market competitive retirement and other benefits and eligible employees have the opportunity to participate in share plans.

Remuneration Policy governance

To ensure appropriate operation of the Remuneration Policy, the Committee has established frameworks for the governance of remuneration in each of the major businesses and for the Group as a whole. These frameworks were reviewed in 2009. The current frameworks set out key financial ratios achieved by Barclays and its competitors and have been used by the Committee to inform its decision-making process when approving aggregate remuneration spend, including bonus and long-term incentive expenditure, strategic investment for new hires, and the remuneration arrangements of any employee with annual total remuneration equal to or in excess of £750,000. Going forward, compensation of employees within the scope of the FSA Remuneration Code’s particular remuneration structure requirements will also be individually approved by the Committee. The reporting of senior hires and leavers to the Committee has also been enhanced.

For individual remuneration decisions made by the Committee, including those for executive Directors and other key senior management, the Committee reviews each element of remuneration relative to performance and to the practice of other comparable organisations. Remuneration is benchmarked against the markets in which we compete for talent. This includes benchmarking against other leading international banks and financial services organisations, and other companies of a similar size to Barclays in the FTSE 100 Index.

Given the materiality of Barclays pension arrangements, the Committee operates a specific framework for the management of pensions to ensure proper oversight. The Global Retirement Fund Governance Framework is operated to ensure best practice in respect of regulatory compliance, governance, investment and administration. In the second half of 2009, Barclays announced the closure of its UK final salary pension schemes to future accrual in order to reduce current and future UK pension liability risk and to ensure that our pension arrangements are sustainable and affordable over the long term. Details of the pension arrangements in place for executive Directors are set out on page 153 and for other employees on page 210.

Executive Directors’ remuneration

Table 1a explains the purpose of each element of remuneration and Table 1b shows executive Directors’ remuneration in respect of 2009 and 2008.

Base salaries

Table 2 shows the annual base salaries for the current executive Directors.

Table 2: Base salary
	Base salary at 31st December 2009 £000	Base salary at 1st April 2010 £000	Date of previous increase
Executive Directors
John Varley	1,100	1,100	1st April 2008
Robert E Diamond Jr	250	250	1st March 1999
Chris Lucas	650	800	1st April 2008

Robert E Diamond Jr has, since 1st January 2009, received his base salary in US dollars converted from sterling into US dollars using an average sterling/US dollar exchange rate for 2008 of 1.86.

In respect of Chris Lucas, having regard to the levels of salary and total compensation in comparable organisations, the Committee approved the increase to base salary set out above, effective from 1st April 2010.

Annual cash bonus and deferred share awards

The maximum bonus opportunity for executive Directors is tailored to the relevant market; this is typically 250% of base salary. The annual bonus award is made by reference to a qualitative and quantitative assessment of performance with the latter assessment comprising the majority. For 2009, more emphasis was placed on non-financial measures as well as risk considerations.

ESAS is a deferred share award plan operated in conjunction with various Group bonus plans for executive Directors and certain other employees, subject to trustee discretion. For 2009, the use of ESAS was significantly scaled back as the new Share Value Plan and Cash Value Plan are being operated for deferrals across the Group. The future use of ESAS is under review. Further detail of these plans is included on pages 158 to 160.

The Board, through the Committee, formed the view that annual bonus awards for John Varley and Robert E Diamond Jr were merited based on both Group and personal performance. However, out of consideration of the continued impact of the economic downturn on many clients, customers and shareholders, combined with the fact that banks and bankers’ pay remain matters of intense public interest and concern, both advised the Board that they wish to decline any such awards for the second successive year.

For Chris Lucas, a recommendation will be made to the ESAS trustee that

Table 1a: Executive Directors’ annual remuneration
Element	Purpose	Delivery	Programme summary	When normally received/ awarded

Base salary	To reflect the market value of the individual and their role	– Cash – Monthly – Pensionable	– Reviewed annually, with any increases typically effective on 1st April	Paid in year

Annual performance bonus (cash)	To incentivise the delivery of annual goals at the Group, business division and individual levels	– A proportion of annual performance bonus paid in cash – Non-pensionable	– Based on annual performance of the Group as a whole, business unit performance where relevant and individual performance	Normally paid in the following financial year

Total cash	Sub-total of the above

Deferred share award (ESAS)	To align annual performance with shareholder value and increase retention	– A proportion of annual performance bonus recommended as a deferred share award under ESAS – Non-pensionable

–  Discretionary award of shares to be deferred for three to five years. No performance condition on release, as a deferred share award

–  20% bonus shares releasable after three years, a further 10% after five years

–  Dividends normally accumulated during deferral period

Normally awarded in the following financial year

Long-term incentive award 2010-2012 (PSP)	To reward the creation of sustained growth in shareholder value	– Award of shares that vests after three years, subject to performance conditions – Non-pensionable

–  Discretionary awards

–  Participation reviewed annually

–  Barclays performance over three years determines the performance shares eligible for release to each individual

–  Dividends normally accumulated during deferral period

Normally awarded in the following financial year

Pension (or cash allowance)	To provide a market competitive post-retirement benefit	– Deferred cash or cash allowance – Monthly	– Non-contributory, defined benefit scheme and/or defined contribution scheme, or cash allowance in lieu of pension contributions	Paid or accrued during year

Other benefits	To provide market competitive benefits	– Benefit in kind, or cash allowance – Non-pensionable	– Benefits include private medical insurance, life and disability cover, accommodation overseas when required for business purposes, use of company-owned vehicle or cash equivalent and tax advice	Received during year

Sub-total in accordance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008	Total of base salary, annual performance bonus (cash), pension cash allowance and other benefits

Corporate governance

Remuneration report

continued

100% of his annual bonus is delivered as a share award under ESAS which is deferred over a three- to five-year period. The ESAS amounts shown in Table 1b show the basic allocations, but do not include bonus shares. Including the maximum potential 30% bonus shares, the award in respect of 2009 will have an initial value of £1,950,000 for Mr Lucas. Typically, 20% bonus shares become releasable after three years, with the full 30% bonus shares only normally releasable five years from the date of award. Following consultation with the Committee and mindful of evolving best practice and regulatory developments, Mr Lucas intends to write to the ESAS trustee in respect of any awards made in 2010. He proposes that, in its absolute discretion, the trustee may take into account personal misconduct and/or any material misstatement of the 2009 financial results when considering whether to release any shares under these awards to him at the scheduled release dates.

PSP awards due to vest in 2010

For the PSP awards made in relation to the 2007-2009 cycle, the TSR condition was not met and the EP condition was met. As a result, awards that are scheduled to vest in March 2010 (at the absolute discretion of the PSP trustee) are due to vest at 1.5 times the initial award (maximum is 3 times). This represents a reduction in value of approximately 75% of the maximum value of the number of shares that could vest at the share price at award.

After consultation with the Committee, the current executive Directors intend to write to the Committee agreeing voluntary clawback arrangements to operate for a two-year period following vesting of their awards. By this voluntary agreement, the executive Directors will repay the value of the shares at the end of the two-year period (after deduction of taxes paid) should a performance condition, to be agreed and assessed by the Committee, not be met.

Proposed awards in 2010

It is proposed that Bob Diamond and Chris Lucas are awarded a performance share plan award in 2010 which will be based upon performance over the three-year period 2010 to 2012.

The Board, through the Committee, formed the view that a performance share plan award for John Varley was merited, based on both Group and personal performance. However, John Varley advised the Board that he wishes to decline any such award.

The number of shares awarded to date and the performance conditions relating to each award are set out below.

The PSP awards are shown in Table 1b at the fair value of the recommended awards.

Table 1b: Executive Directors’ annual remuneration	John Varley		Robert E Diamond Jr		Chris Lucas
	2009 £000	2008 £000	2009 £000	2008 £000	2009 £000	2008 £000
Base salary	1,100	1,075	250	250	650	638
Annual performance bonus (cash)	0	0	0	0	0	0
Total cash	1,100	1,075	250	250	650	638
Deferred share award
(ESAS)	0	0	0	0	1,500	0
Long term incentive award 2010-2012 (PSP)	0	0	6,000	0	1,000	800
Pension (or cash allowance)	Member of pension scheme See page 153	Member of pension scheme See page 153	Member of pension scheme See page 153	Member of pension scheme See page 153	163	159
Other benefits	23	23	134	66	19	18
Sub-total in accordance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008	1,123	1,098	384	316	832	815

Share plans

Barclays operates a number of share plans to align the interests of employees with shareholders. The following tables summarise the interests of each current executive Director in each plan and the relevant three-year performance conditions for outstanding PSP cycles. The interests shown are the maximum number of shares that may be received under each plan. Executive Directors do not pay for any share plan award.

Summary descriptions of principal share plans operated by Barclays are shown on pages 158 to 161.

For PSP, at the end of each performance period, independent

Table 3: Long-term plans and deferred share plans
	Number of shares under award/option at 1st January 2009 (maximum)	Awarded in year (maximum)	Market price on award date	Weighted average exercise price	Number released/ exercised
John Varley
PSP 2006-2008	473,604	–	£6.75	–	–
PSP 2007-2009	504,294	–	£7.08	–	–
PSP 2008-2010	812,412	–	£4.25	–	–
ISOP	944,655	–	–	£4.29	–
Sharesave	3,735	–	–	£4.70	–
ESAS	469,467	–	–	–	(38,498)
Robert E. Diamond Jr
PSP 2006-2008	2,368,014	–	£6.75	–	–
PSP 2007-2009	2,878,686	–	£7.08	–	–
PSP 2008-2010	2,031,030	–	£4.25	–	–
ISOP	575,008	–	–	£4.42	–
BGI EOP	100,000	–	–	£20.11	(100,000)
ESAS	7,048,112	–	–	–	(3,682,230)
Chris Lucas
PSP 2007-2009	255,396	–	£7.08	–	–
PSP 2008-2010	541,608	–	£4.25	–	–
PSP 2009-2011	–	1,598,046	£2.34	–	–
Sharesave	3,735	–	–	£4.70	–
ESAS	79,477	–	–	–	(35,471)

Numbers shown for ESAS above represent provisional allocations that have been awarded. Numbers shown as aggregate ESAS amounts also include shares under option as at 31st December 2009. Nil cost options are normally granted under mandatory ESAS awards at the third anniversary of grant and are exercisable (over initial allocation and two-thirds of bonus shares) typically for two years. The aggregate exercise price of a nil cost option is £1. At the fifth anniversary of the provisional allocation the nil cost options normally lapse and the shares (including bonus shares) are released at the discretion of the ESAS trustee (further detail is included on page 158). In 2009, nil cost options were granted to Mr Varley over 100,924 shares. Nil cost options (granted in 2007) lapsed during the year. Mr Varley held 146,282 nil cost options under ESAS as at 1st January 2009, and 206,934 as at 31st December 2009. The first and last exercise dates were 12th March 2008 and 21st March 2011 respectively. Mr Varley received 9,674 dividend shares and Mr Diamond and Mr Lucas received 578,308 and 6,211 dividend shares respectively from the ESAS released during the year (share price on release date was £2.10).

Table 4: Performance conditions attaching to the share plans in which the executive Directors participate
Scheme	Performance period	Performance measure	Target
PSP	2009 -2011	50% of award calibrated against TSR	33% of maximum award released for above median performance (6th place) with 100% released in 1st place and a scaled basis in between
		50% average RoRWA	17% of maximum award released for 0.83% scaled to a maximum award at 1.34%
	2008-2010	50% of award calibrated against TSR	As above
		50% of award calibrated against Cumulative EP over the three-year performance period	33% of maximum award released for £6,921m scaled to 100% of maximum award at £8,350m
	2007-2009	50% of award calibrated against TSR	As above
		50% of award calibrated against Cumulative EP over the three-year performance period	33% of maximum award released for £7,618m scaled to 100% of maximum award at £8,668m

Corporate governance

Remuneration report

continued

confirmation is provided to the Committee of the extent to which each performance condition has been met.

Relative Total Shareholder Return (TSR) and Return on Risk-Weighted Assets (RoRWA) were selected in 2009 as performance measures to support the Group’s long-term goals.

All awards and releases are recommended by the Committee to the independent trustee and are subject to trustee discretion.

The trustee may also release to participants dividend shares which represent accumulated dividends (net of withholding) in respect of shares under award.

During 2009 Barclays highest share price was £3.84 and the lowest was £0.51. The share price at year end was £2.76.

Market price on release/ exercise date	Number lapsed in 2009	Number of shares under award/option at 31st December 2009 (maximum)	Vested number of shares under option	Value of release/ exercise	End of three- year PSP performance period, or first exercise/ scheduled release date	Last exercise/ scheduled release date

–	(240,749)	232,855	–	–	31/12/08	30/03/11
–	–	504,294	–	–	31/12/09	22/03/10
–	–	812,412	–	–	31/12/10	20/03/11
–	–	944,655	944,655	–	18/05/03	22/03/14
–	–	3,735	–	–	01/11/14	30/04/15
£2.08	–	430,969	–	£0.08m	12/03/08	20/03/13
–	(1,203,741)	1,164,273	–	–	31/12/08	30/03/11
–	–	2,878,686	–	–	31/12/09	22/03/10
–	–	2,031,030	–	–	31/12/10	20/03/11
–	–	575,008	575,008	–	12/03/04	22/03/14
£109.45	–	–	–	£8.93m	26/03/07	15/12/09
£2.08	–	3,365,882	–	£7.67m	07/03/10	20/03/13
–	–	255,396	–	–	31/12/09	22/03/10
–	–	541,608	–	–	31/12/10	20/03/11
–	–	1,598,046	–	–	31/12/11	27/04/12
–	–	3,735	–	–	01/11/14	30/04/15
£2.08	–	44,006	–	£0.07m	20/03/11	20/03/13

Following completion of the sale of BGI on 1st December 2009, the BGI EOP was terminated In accordance with the rules of the plan. As part of the EOP termination and in line with other participants, Robert E Diamond Jr exercised his EOP options and sold his BGI Holdings shares to Barclays Bank PLC. Robert E Diamond Jr’s EOP options were granted before he was appointed to the Board of Barclays.

In relation to the 2006-2008 PSP awards, after consultation with the Committee, the executive Directors wrote to the PSP trustee to request that it defer the exercise of its discretion to release shares to them until 2011 (subject to continued employment and further financial performance conditions relating to the underlying financial health of the Group). The maximum number of shares that may be released in 2011 was determined in 2009 and is fixed as set out in the table above. There will be no opportunity to receive shares in excess of this number (except for any dividend shares that may be awarded by the PSP trustee).

TSR peer group constituents
UK	Mainland Europe	US	Underpin	Actual performance
HSBC, Lloyds Banking Group, Royal Bank of Scotland	Banco Santander, BBVA, BNP Paribas, Deutsche Bank, UBS, Unicredit	Citigroup, JP Morgan Chase	Committee must be satisfied with the underlying financial health of the Group after considering Economic Profit (EP) and Profit Before Tax (PBT) on a cumulative basis over the three-year period	To be determined at vesting in March 2012

HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland	As above	As above	Cumulative EP over performance period must exceed cumulative EP over previous three years	To be determined at vesting in March 2011

As above	As above	As above	As above	Performance condition partially met

Pensions

Chris Lucas receives a cash allowance of 25% of base salary in lieu of joining a Group pension scheme.

John Varley is a member of the Group’s 1964 UK defined benefit pension scheme. Following a review of UK pension schemes, in line with other employees, he will cease to build up benefits in this non-contributory defined benefit scheme with effect from 31st March 2010. At present Mr Varley has a contractual entitlement to an unreduced pension of 60% of pensionable salary should he retire at age 55, and a pension of up to two thirds of his pensionable salary at the normal retirement age of 60. Mr Varley has voluntarily chosen to give up this contractual entitlement with effect from 1st April 2010 and a lesser amount will now be available, equating to the benefit accrued up to 31st March 2010.

From 1st April 2010 Mr Varley will instead receive a cash allowance of 25% of his base salary in lieu of joining a Group pension scheme in line with other executive Directors. No compensation was paid to Mr Varley for giving up his contractual right to continue to accrue benefits in the defined benefit pension scheme.

Mr Varley also has a defined contribution benefit of £596,568 as at 31st December 2009 in respect of a previous transfer from a freestanding AVC, arising from his personal contributions only.

Robert E Diamond Jr participates in the Group’s US non-contributory defined benefit arrangements which provide a benefit at age 65 of 1/60th of final average pensionable pay for each year of service up to a maximum of 30 years. In line with current market practice, final average pensionable pay includes salary and an element of bonus up to a current combined maximum of US$350,000. The benefits are provided through the US defined benefit plan (a funded arrangement) and the US Restoration Plan (an unfunded arrangement). The scheme also provides a death in service spouse’s pension of approximately 50% of the pension that would have been payable had early retirement occurred on the date of death.

Mr Diamond also participates in the Barclays Bank PLC 401K Thrift

Savings Plan and Thrift Restoration Plan, which are both defined contribution plans. The company contributions paid in respect of 2009 amounted to £18,786 (US$29,400).

Table 5 sets out the pension benefits of the current executive Directors. Pension accrued during the year represents the change in accrued pension during the year (including inflation at the prescribed rate of –1.6% (UK)). Pensions paid from the UK defined benefit pension scheme are reviewed annually and increase by a minimum of the increase in the retail prices index (capped at 5%), subject to the scheme rules.

The transfer value for Mr Varley has been calculated in a manner consistent with the approach used by the independent UK Retirement Fund Trustee to calculate cash equivalent transfer values in compliance with the transfer value regulations that came into force on 1st October 2008. During 2009, the UK Retirement Fund Trustee changed the transfer basis for all members. The change reflected different mortality assumptions and a lower discount rate. This contributed £3m of the increase in Mr Varley’s transfer value during the year and this amount does not relate to an increase in the pensions benefits accrued by Mr Varley (but the current actuarial assessment of the value of those benefits). The remainder of the increase in transfer value relates to Mr Varley’s additional year of pensionable service.

The transfer value for Mr Diamond has been calculated consistent with the approach and assumptions appropriate to the US defined benefit plans of which he is a member.

The transfer values disclosed do not represent a sum paid or payable to the executive Directors, but rather they represent the present value of accrued payments to be made under the pension schemes.

Other benefits

Executive Directors are provided with benefits including private medical insurance, life and disability cover, the use of a company-owned vehicle or the cash equivalent, tax advice and accommodation overseas when required for business purposes. These benefits are available on similar terms to each executive Director. No Director has an expense allowance.

Table 5: Pension provision
	Age at 31st December 2009	Completed years of service	Accrued pension at 31st December 2008 £000	Pension accrued during 2009 (including increase for inflation) £000	Pension accrued during 2009 (excluding inflation) £000	Accrued pension at 31st December 2009 £000	Transfer value of accrued pension at 31st December 2008 £000	Transfer value of accrued pension at 31st December 2009 £000	Increase in transfer value during the year £000	Annual cash in lieu of pension £000
John Varley	53	27	572	47	56	619	12,328	17,015	4,687	–
Robert E Diamond Jr	58	13	45	13	14	58	280	383	103	–
Chris Lucas	49	2	–	–	–	–	–	–	–	163

Table 6: Interests in shares of Barclays PLC at 31st December 2009
	At 1st January 2009		At 31st December 2009
	Beneficial	Non- beneficial	Beneficial	Non- beneficial

Executive Directors
John Varley	593,266	–	622,418	–
Robert E Diamond Jr	5,866,965	–	8,333,810	–
Chris Lucas	76,038	–	101,697	–

Beneficial interests include shares held either directly, or through a nominee, spouse, or children under 18. They include any interests held through Sharepurchase. Non-beneficial interests include any interests in shares where the executive Director holds the legal, but not beneficial interest. Note 42 provides further information on Directors’ and officers’ shareholdings. There were no changes to the interests of executive Directors in shares of Barclays PLC in the period 31st December 2009 to 5th March 2010.

As part of the termination of EOP, Robert E Diamond Jr exercised his options over 100,000 BGI Holdings shares. He then sold his newly acquired BGI Holdings shares and existing 200,000 BGI Holdings shares to Barclays Bank PLC for a net consideration of £26.8m, after deducting aggregate option exercise costs of £6.0m.

Table 7: Indicative change in value of executive Director total share interests
	Indicative value at 1st January 2009 £m	Indicative change in holdings £m	Indicative value at 31st December 2009 £m	Indicative increase on total share interest 2009 £m

Executive Directors
John Varley	2.5	–	4.8	2.3
Robert E Diamond Jr	23.5	(3.7)	40.0	20.2
Chris Lucas	0.7	0.8	2.6	1.1

Total share interests are beneficial interests plus share-based remuneration including any initial or provisional allocations and vested awards under ESAS, PSP, ISOP and Sharesave.

Corporate governance

Remuneration report

continued

Shareholding guideline

The Committee guideline provides that executive Directors should hold Barclays PLC shares worth, as a minimum, the higher of two times base salary or average of total remuneration over the last three years. Executive Directors have five years from their appointment to meet this guideline and a reasonable period to build up to the guideline again if it is not met because of a share price fall. Table 6 shows the current executive Directors’ beneficial and non-beneficial interests in shares. Table 7 shows the indicative change in value of the executive Directors’ total share interests during 2009.

Performance-linked remuneration

Each element of remuneration is important and has a specific role in achieving the aims of the Remuneration Policy. The combined potential remuneration from annual performance bonus and PSP outweighs the other elements, and is subject to personal and Group performance, thereby placing the majority of potential remuneration at risk.

Table 8 shows the average proportions of fixed and variable pay over the last three years.

Table 8: Average fixed and variable pay over the last three years (or since joining)
		Variable
Executive Directors	Fixed	Cash	Shares
John Varley	79%	9%	12%
Robert E Diamond Jr	4%	23%	73%
Chris Lucas	30%	6%	64%

This incorporates salary and benefits, the increase in transfer value of accrued pension or annual cash in lieu of pension, annual bonus comprising cash bonus and deferred share awards including bonus shares, and the fair value of PSP awards.

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

The Committee is sensitive to stakeholder concerns regarding contractual bonus payments to departing executive Directors. The executive Directors’ service contracts will be reviewed in 2010 in the light of best practice and regulatory and corporate governance developments. The Committee does not intend to include similar contractual provisions in relation to executive Director appointments going forward.

Details of current executive Director contract terms are shown in Table 9.

External appointments

The fees for external appointments held by executive Directors are shown in Table 10.

Table 9: Contract terms	Effective date of contract	Notice period from the Company	Potential compensation for loss of office
Executive Directors
John Varley	1st September 2004	12 months	12 months base salary, bonus equivalent to the average of the previous three years and continuation of medical and pension benefits whilst an employee
Robert E Diamond Jr	1st June 2005	12 months	12 months base salary, bonus equivalent to the average of the previous three years and continuation of medical and pension benefits whilst an employee
Chris Lucas	1st April 2007	12 months	12 months base salary, bonus equivalent to the average of the previous three years up to 100% of base salary and continuation of medical and pension benefits whilst an employee

Table 10: Fees for external appointments held by executive Directors Director		2009		2008
	Organisation	Fees	Fees retained	Fees	Fees retained
John Varley	British Grolux Investments Limited	£8,061	£8,061	£7,788	£7,788
	AstraZeneca PLC	£95,000	£95,000	£83,333	£83,333

Any other positions held by the executive Directors do not attract fees.

Group Chairman, Deputy Chairman and non-executive Directors

The Group Chairman, Deputy Chairman and non-executive Directors receive fees which reflect the individual responsibilities and membership of Board Committees. Fees are reviewed each year by the Board. Fees were last increased in June 2008.

The first £20,000 of each non-executive Director’s base fee and the Deputy Chairman’s fee is used to purchase Barclays PLC shares. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board.

Marcus Agius, Group Chairman, has a minimum time commitment to

Barclays equivalent to 60% of a full-time role and he receives private health insurance in addition to his fees. Marcus Agius is not eligible to participate in Barclays bonus and share incentive plans nor will he participate in Barclays pension plans or receive any pension contributions. No other non-executive Director receives any benefits from Barclays.

Membership and Chairmanship of Board Committees as at 31st December 2009 and details of the remuneration received by the non-executive Directors during the year are set out in Table 11. The Corporate Governance Report sets out current membership. Details of non-executive Director beneficial interests in Barclays PLC shares are set out in Table 12.

Table 11: 2009 fees
	Chairman £000	Deputy Chairman £000	Board Member £000	Board Audit Committee £000	Board HR and Remuneration Committee £000	Board Corporate Governance and Nominations Committee £000	Board Risk Committee £000	Benefits £000	Total 2009 £000	Total 2008 £000
Fees (at 31st Dec 09)
Full-year fee	750	200	70	–	–	–	–	–	–	–
Committee Chair	–	–	–	60	40	–	40	–	–	–
Committee Member	–	–	–	25	15	15	15	–	–	–
Fees to 31st December 2009 Group Chairman
Marcus Agius	750	–	–	–	M.	Ch.	–	1	751	751
Non-executive Directors
David Booth	–	–	M.	–	–	–	M.	–	85	83
Sir Richard Broadbent	–	DCh.	M.	–	Ch.	M.	Ch.	–	197	188
Leigh Clifford AO	–	–	M.	–	M.	–	–	–	123	115
Fulvio Conti	–	–	M.	M.	–	–	–	–	95	90
Simon Fraser	–	–	M.	M.	M.	–	–	–	83	–
Reuben Jeffery III	–	–	M.	–	–	–	–	–	32	–
Sir Andrew Likierman	–	–	M.	M.	–	–	M.	–	110	105
Sir Michael Rake	–	–	M.	Ch.	–	M.	M.	–	141	90
Sir John Sunderland	–	–	M.	–	M.	M.	–	–	108	98

Leigh Clifford was also a member of the Asia Pacific Advisory Committee and received fees of US$60,000 (2008: US$60,000). These fees are included in those shown above. As Deputy Chairman, Sir Richard Broadbent receives a fee of £200,000 per annum. From 16th July 2009, the date from which he was appointed as Deputy Chairman, Sir Richard Broadbent did not receive any additional fees for serving on Board Committees or as Senior Independent Director.

Sir John Sunderland was appointed as a member of the Group Brand and Reputation Committee (for which the full-year fee is £15,000) with effect from 1st July 2009 and received fees of £7,500. These fees are included in those shown above.

Table 12: Shareholdings
	At 1st January 2009 total beneficial interests	At 31st December 2009 total beneficial interests	At 5th March 2010 total beneficial interests
Group Chairman
Marcus Agius	113,148	113,530	113,530
Non-executive Directors
David Booth	64,248	73,325	75,376
Sir Richard Broadbent	24,625	34,590	36,634
Leigh Clifford AO	26,236	35,427	37,348
Fulvio Conti	30,482	39,304	41,274
Simon Fraser	–	46,247	48,172
Reuben Jeffery III	–	26,173	62,841
Sir Andrew Likierman	13,297	23,007	25,078
Sir Michael Rake	6,399	15,127	17,138
Sir John Sunderland	71,463	79,775	81,705

Table 13: Terms of letters of appointment Notice Potential
	Effective date	period from the Company	compensation for loss of office
Group Chairman			12 months contractual remuneration
Marcus Agius	1st Jan 2007	12 months
Non-executive Directors
David Booth	1st May 2007	6 months	6 months fees
Sir Richard Broadbent	16th July 2009	6 months	6 months fees
Leigh Clifford AO	1st Oct 2004	6 months	6 months fees
Fulvio Conti	1st Apr 2006	6 months	6 months fees
Simon Fraser	10th Mar 2009	6 months	6 months fees
Reuben Jeffery III	16th July 2009	6 months	6 months fees
Sir Andrew Likierman	1st Sep 2004	6 months	6 months fees
Sir Michael Rake	1st Jan 2008	6 months	6 months fees
Sir John Sunderland	1st June 2005	6 months	6 months fees

Simon Fraser was appointed as a non-executive Director with effect from 10th March 2009. Reuben Jeffery III was appointed as a non-executive Director with effect from 16th July 2009. On 16th February 2010, the non-executive Directors acquired ordinary shares pursuant to arrangements under which part of each non-executive Director’s fee is used to buy shares in Barclays. Barclays PLC shares were acquired by each non-executive Director as follows: David Booth 2,051; Sir Richard Broadbent 2,044; Leigh Clifford 1,921; Fulvio Conti 1,970; Simon Fraser 1,925; Reuben Jeffery 2,668; Sir Andrew Likierman 2,071; Sir Michael Rake 2,011 and Sir John Sunderland 1,930. On 17th February 2010, Reuben Jeffery also acquired 8,500 Barclays American Depositary Receipts (ADRs), representing 34,000 Barclays PLC shares. Except as described in this note, there were no changes to the beneficial or non-beneficial interests of non-executive Directors in the period 31st December 2009 – 5th March 2010.

Corporate governance

Remuneration report

continued

Letters of appointment

The Group Chairman, Deputy Chairman and non-executive Directors have individual letters of appointment. Each non-executive Director appointment is for an initial six-year term, renewable for a single term of three years thereafter.

Details of non-executive Directors standing for re-election at the 2010 AGM are set out on page 123.

Former Directors

Frits Seegers, Sir Nigel Rudd, Professor Dame Sandra Dawson, Stephen Russell and Patience Wheatcroft ceased to be Directors during the year.

Frits Seegers ceased to be a Director with effect from 3rd November 2009 and continued as an employee in order to effect a successful handover. Professor Dame Sandra Dawson and Sir Nigel Rudd did not put themselves forward for re-election at the 2009 AGM and received no termination payments. Patience Wheatcroft resigned as a non-executive Director with effect from 16th June 2009 and received no termination payment. Stephen Russell resigned as a non-executive Director with effect from 31st October 2009 and received no termination payment. Their remuneration for 2009 was as follows:

Table 14: Annual remuneration	Received for 2009
	Salary and fees £000	Annual cash bonus £000	Deferred share award (ESAS) £000	Long term incentive (PSP) £000	Benefits £000	Cash allowance £000	Total 2009 £000	Total 2008 £000
Frits Seegers	700	467	933	0	110	175	2,385	2,502
Professor Dame Sandra Dawson	30	–	–	–	–	–	30	90
Sir Nigel Rudd DL	63	–	–	–	–	–	63	200
Stephen Russell	113	–	–	–	–	–	113	153
Patience Wheatcroft	41	–	–	–	–	–	41	78

In respect of the deferred share award (ESAS), a recommendation was made to the ESAS trustee that a provisional allocation of shares is made to Mr Seegers, scheduled to vest over a three-year period (31.5% scheduled to vest at first and second anniversary of grant and 37% scheduled to vest at third anniversary of grant. The third portion alone will include 20% bonus shares). The ESAS amount shown in Table 14 shows the basic allocation, but does not include bonus shares. Including the maximum potential bonus shares, the ESAS award will have an initial value of £1,002,042 for Mr Seegers.

During Mr Seegers’ notice period, which will expire on 31st December 2010 at the latest, monthly payments of £161,150 constituting base salary, instalments in respect of bonus for 2010 and other benefits are payable in line with his contract. In the event of an earlier cessation of employment by mutual agreement, monthly payments in respect of salary, cash allowance in lieu of pension and other benefits will cease to be made.

Sir Nigel Rudd was appointed as Chairman of the Advisory Committee – UK & Ireland Private Bank with effect from 1st December 2009. As Chairman of the Advisory Committee, Sir Nigel will receive a fee of £150,000 p.a. and in 2009 received £12,500. These fees are not included in those shown above.

Patience Wheatcroft was a member of the Group Brand and Reputation Committee (for which the full-year fee is £15,000) until her resignation as a non-executive Director with effect from 16th June 2009 and received fees of £6,917. These fees are included in those shown above.

Table 15: Terms of contract or letter of appointment	Effective date	Notice period from the Company	Potential compensation for loss of office
Frits Seegers	7th June 2006	12 months	12 months base salary, bonus equivalent to the average of the previous three years and continuation of medical and pension benefits whilst an employee
Professor Dame Sandra Dawson	1st March 2003	6 months	6 months fees
Sir Nigel Rudd DL	1st February 1996	6 months	6 months fees
Stephen Russell	25th October 2000	6 months	6 months fees
Patience Wheatcroft	1st January 2008	6 months	6 months fees

Table 16: Other directorships held by Frits Seegers		2009		2008
Director	Organisation	Fees	Fees retained	Fees	Fees retained
Frits Seegers	Absa Group Limited and Absa Bank Limited	£7,598	£0	£26,807	£0

Frits Seegers held this position until 11th February 2009.

Former Directors continued

Table 17: Executive Share Award Scheme (ESAS)
Scheme	Number at 1st January 2009 (maximum)	Awarded in year (maximum)	Market price on award date	Number released	Market price on release date	Number lapsed in 2009	Number at 3rd November 2009 (maximum)	Value of release	First release date	Last release date
Frits Seegers
ESAS	285,712	–	–	(84,521)	£2.83	–	201,191	£0.24m	21/03/10	20/03/11

Mr Seegers received 53,817 dividend shares from the ESAS released during the year (share price on release date was £2.86).

Table 18: Performance Share Plan (PSP)
Scheme	Number of shares at 1st January 2009 (maximum)	Awarded in year (maximum)	Market price on award date	Number released	Market price on release date	Number lapsed in 2009	Number of shares at 3rd November 2009 (maximum)	Value of release	End of three- year PSP performance period	Scheduled release date
Frits Seegers
PSP 2006-2008	485,868	–	£6.30	–	–	(246,983)	238,885	–	31/12/08	31/08/11
PSP 2007-2009	420,246	–	£7.08	–	–	–	420,246	–	31/12/09	22/03/10
PSP 2008-2010	1,083,216	–	£4.25	–	–	–	1,083,216	–	31/12/10	20/03/11
PSP 2009-2011	–	3,196,095	£2.34	–	–	–	3,196,095	–	31/12/11	27/04/12

In respect of Mr Seegers’ 2006 PSP award (scheduled to vest in 2009), vesting was deferred for a further two-year period at his request, subject to the satisfaction of further performance conditions. The maximum number of shares that may be released is as set out in the table. There is no opportunity to receive shares in excess of this number (save for any dividend shares that may be awarded by the PSP trustee). Following his cessation as a Director, a recommendation has been made for the award to vest in March 2010. The Committee determined that the further performance conditions (as requested in 2009) had been met.

50% of Mr Seegers’ 2009 PSP award was subject to the Return on Risk-Weighted Assets condition measured at GRCB level. The Committee determined that following the reorganisation of GRCB, performance would be measured for the 2009 financial year only, to reflect his contribution whilst in service (and is subject to the auditors’ final confirmation). Performance shares under this portion of the award (if any) will not vest until the third anniversary of grant. The TSR portion of the award will continue to be measured for the full three-year period, with shares (if any) scheduled to vest on or after the third anniversary of grant.

Table 19: Sharesave
Scheme	Number at 1st January 2009 (maximum)	Awarded in year (maximum)	Weighted average exercise price	Number vested in year	Number exercised	Market price on exercise date	Number lapsed in 2009	Number at 3rd November 2009 (maximum)	Vested number of share options	Value of exercise	First exercise date	Last exercise date
Frits Seegers
Sharesave	3,480	–	£4.70		–	–	–	3,480	–	–	01/11/12	01/05/13

Gary Hoffman, a former Director, is a Director of Barclays Pension Fund Trustees Limited and received fees of £55,254.

Corporate governance

Remuneration report

continued

Share and long-term incentive plans

Barclays operates a number of Group-wide plans. Summaries of the principal plans are set out below. Barclays has a number of employee benefit trusts which operate with these plans. In some cases, the trustees grant awards and purchase shares in the market to satisfy awards as required, in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained. The number of shares held by the trustees is set out in Note 44 on pages 238 and 239. The limits on the issue of new shares comply with the guidelines issued by the Association of British Insurers.

Table 20: Plans under which awards made in 2009

Plan name	Executive Directors eligible?	Description

Performance Share Plan (PSP)	Yes	– PSP is a performance related share plan under which awards of Barclays PLC shares may be made to selected employees (including executive Directors), subject to trustee discretion.
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

–  Normally, the maximum expected value of an award made to an employee at the date of grant is the higher of 150% of base salary, or 75% of base salary and target bonus. Maximum awards reflect the relevant market for each executive Director. Awards are communicated on grant as an expected value. This is a single value for the award at grant, which takes into account the sum of the various possible performance and vesting outcomes.

– On cessation of employment, eligible leavers (as defined) normally receive an award pro rated for time and performance subject to trustee discretion. For other leavers, awards will normally lapse.
– On a change of control awards may vest at the PSP trustee’s discretion and may be pro rated for time and performance to the date of change of control.
– PSP is not an HMRC approved plan.
– The plan was approved for a ten year period by shareholders in April 2005.
Executive Share Award Scheme (ESAS)	Yes	– ESAS is a deferred share award plan operated in conjunction with various Group bonus plans for selected employees (including executive Directors), subject to trustee discretion.
– Awards are granted by the ESAS trustee having first consulted with the Remuneration Committee.

–  For certain eligible employees a proportion of discretionary annual bonus is delivered in cash and a proportion is as a recommended mandatory provisional allocation of Barclays PLC shares under ESAS.

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
– Incentive shares is not an HMRC approved plan.

Share and long-term incentive plans continued

Table 20: Plans under which awards made in 2009 continued
Plan name	Executive Directors eligible?	Description

Long Term Cash Plan (LTCP)	No

–  The LTCP is a forward-looking plan introduced for 2009, under which conditional awards of cash are made to eligible employees (excluding executive Directors).

–  Awards are released in portions over a period of time (two years for 2009 awards), subject to continued employment.

–  At the time of the final release, for 2009 awards, a service credit (10% of the initial value of the award) is added.

–  Participants must normally be in employment at the time of release in order to receive each portion of the payment.

–  Participants who leave employment before the release date of any portion of the award will normally forfeit any outstanding amounts. For categories of eligible leavers an award will vest, pro rated for time in service.

–  On a change of control awards may vest at the discretion of the Committee.

Sharesave	Yes

–  Sharesave was approved for a ten-year period in 2000 and is due to expire at the end of 2010. Shareholder approval will be sought at the AGM to establish a replacement scheme on substantially the same terms.

–  Sharesave is a share option plan under which all eligible employees in the UK, Ireland and Spain (including executive Directors) are invited to participate. It is HMRC approved in the UK and approved by the Revenue Commissioners in Ireland.

–  Participants are granted options over Barclays PLC shares which may be at a discount to the market value at the date of award (currently 20%).

–  At the expiry of a fixed term (three, five or seven years) participants may use savings to acquire the shares by exercising their option within 6 months of the date of vesting. Participants may save up to £250 per month (¤500 in Ireland, ¤135 in Spain) for this purpose.

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

–  Participants may purchase up to £1,500 of shares each tax year. To encourage employee share ownership, Barclays matches the first £600 of shares purchased by participants on a one-for-one basis. Dividends are also earned in the form of additional shares.

–  Purchased shares may be withdrawn from the plan at any time. Matching and dividend shares must be held in trust for three years before release, but may be kept in trust for five years.

–  On cessation of employment participants must withdraw all shares and depending on the reason for and timing of cessation, the matching shares may be forfeited.

–  On a change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf.

–  The plan was approved by shareholders in April 2000.

Global Sharepurchase	Yes

–  Global Sharepurchase is an extension of the Sharepurchase plan that is offered to employees in the UK. When the Sharepurchase plan was approved by shareholders in April 2000, the approval included the option of extending the plan to other jurisdictions.

–  Employees in certain jurisdictions are invited under the terms of the Global Sharepurchase plan to purchase shares in Barclays PLC, which attract a matching share award awarded by Barclays (up to a cap) and associated dividend shares.

–  Global Sharepurchase operates in substantially the same way as Sharepurchase.

Corporate governance

Remuneration report

continued

Share and long-term incentive plans continued

Table 21: New plans under which awards to be made in 2010

Plan name	Executive Directors eligible?	Description

Share Value Plan (SVP)	No

–  The SVP is a new share incentive plan to be introduced for 2010.

–  Share awards in 2010 will be discretionary awards that may be made to selected employees (excluding executive Directors), subject to trustee discretion.

–  Awards vest in three annual instalments over three years, subject to continued employment and the discretion of the trustee. Dividends received are normally awarded as additional shares and released at the same time.

–  Vesting of the awards may be reduced (to nil if appropriate) on occurrence of certain events (e.g. where the Company’s accounts have been materially restated at any time during the vesting period).

–  Participants who leave employment voluntarily or are dismissed for gross misconduct before the release date of any instalment will normally forfeit any outstanding awards. For categories of eligible leavers awards will vest.

–  On a change of control awards may vest subject to the discretion of the Committee and the trustee.

–The SVP is not an HMRC approved plan.

Cash Value Plan (CVP)	No

–  The CVP is a new cash incentive plan to be introduced for 2010.

–  Discretionary awards of cash are made to eligible employees (excluding executive Directors).

–  The CVP operates in substantially the same way as the SVP with the intention that 2010 awards are paid in three annual instalments over a three-year period, at the discretion of the Company’s Cash Plans Committee.

–  In addition to cash awards, participants may be awarded a service credit (10% of the initial value of the award) to be paid at the same time as the final instalment of their award, subject to continued employment in the Group.

–  Similar leaver and change of control provisions apply under the CVP as for the SVP.

Share and long-term incentive plans continued

Table 22: Plans under which awards not made in 2009

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

–  The BGI Equity Ownership Plan (BGI EOP) was approved by shareholders at Barclays 2000 AGM to provide the employee share incentive arrangements required to recruit and retain senior management.

–  Under the terms of the BGI EOP, options were granted at fair value to key BGI employees over shares in Barclays Global Investors UK Holdings Limited (BGI Holdings) within an overall cap of 20% of the issued ordinary share capital of BGI Holdings.

–  Employees who were executive Directors of Barclays PLC at the date of grant were not eligible to receive options under the BGI EOP.

–  Following completion of the sale of BGI on 1st December 2009, the BGI EOP was terminated on 16th December 2009, in accordance with the rules of the plan. Under the terms of EOP participants were able to exercise their outstanding options in full. Participants were then able to sell their newly acquired and existing BGI Holdings shares to Barclays Bank PLC. In accordance with the terms of EOP, the price per BGI Holdings share was determined to be £109.45.

–  As part of the termination of EOP, participants exercised outstanding options to purchase 6.4 million shares and the Group repurchased all participants’ holdings totalling 10.2 million shares for a net consideration of £542m, after deducting aggregate option exercise costs of £571m.

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

–  In accordance with IFRS 2, details of share options granted and exercised, together with weighted average fair values at grant date and weighted average exercise prices are set out in Note 44 to the accounts. In accordance with IAS 33 ‘Earnings per Share’, unexercised options are taken into account in the calculation of diluted earnings per share as set out in Note 11 to the accounts.

–  For Group reporting, participants’ shareholdings are treated as non controlling interests and goodwill has been previously recognised as a result of the purchase of shares offered for sale by employees. The related goodwill and non-controlling interests relating to the scheme are included in Notes 21 and 33 to the accounts respectively.

–  Following completion of the sale of BGI, the BGI EOP was terminated. The cost of terminating the plan has been included as a cost of disposal in Note 38 to the accounts.

BGI Equity Participation Plan	No

–  The BGI Equity Participation Plan was a share plan linked to the value of BGI shares intended for selected BGI employees (in the form of stock appreciation rights settled in shares of restricted share awards).

–  No awards have been or will be made under the plan as BGI has now been sold from the Group.

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

Internal control

The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2009, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the Combined Code’ published by the Financial Reporting Council. The Board regularly reviews these processes through its principal Board Committees.

The Directors review the effectiveness of the system of internal control semi-annually. An internal control compliance certification process is conducted throughout the Group in support of this review. The effectiveness of controls is periodically reviewed within the business areas. Regular reports are made to the Board Audit Committee by management, Internal Audit and the finance, compliance and legal functions covering particularly financial controls, compliance and operational controls. The Board Audit Committee monitors resolution of any identified control issues of Group level significance through to a satisfactory conclusion.

The Group Internal Control and Assurance Framework (GICAF) describes the Group’s approach to internal control and details Group policies and processes. The GICAF is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee.

Regular risk reports are made to the Board covering risks of Group significance including credit risk, market risk, operational risk and legal risk. Reports covering credit, market and operational risk, key risks, risk measurement methodologies and risk appetite are made to the Board Risk Committee. Further details of risk management procedures are given in the Risk management section on pages 54 to 118.

Management’s report on internal control over financial reporting

The management of Barclays PLC and Barclays Bank PLC (collectively ‘Management’) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers of Barclays PLC and Barclays Bank PLC to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the International Accounting Standards Board (IASB).

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors of Barclays PLC and Barclays Bank PLC; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material affect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Barclays PLC and Barclays Bank PLC’s internal control over financial reporting as of 31st December 2009. In making its assessment, Management has utilised the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that, based on its assessment, the internal control over financial reporting of Barclays PLC and Barclays Bank PLC was effective as of 31st December 2009.

Our independent registered public accounting firm has issued a report on Barclays PLC’s internal control over financial reporting which is set out on page 166.

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

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk Management section on pages 117 to 118.

Changes in internal control over financial reporting

There have been no changes in Barclays PLC and Barclays Bank PLC’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Barclays PLC and Barclays Bank PLC’s internal control over financial reporting.

Statement of Directors’ responsibilities for accounts

The following statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared individual accounts in accordance with IFRS as adopted by the European Union. The accounts are required by law and IFRS to present fairly the financial position of the Company and the Group and the performance for that period. The Companies Act 2006 provides, in relation to such accounts, that references to accounts giving a true and fair view are references to fair presentation.

The Directors consider that, in preparing the accounts on pages 167 to 282, and the additional information contained on pages 302 to 312, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Disclosure controls and procedures

The Group Chief Executive, John Varley, and the Group Finance Director, Chris Lucas, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2009, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

The Directors confirm to the best of their knowledge that:

(a)	The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)	The management report, which is incorporated into the Directors’ Report on pages 122 to 125, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Marcus Agius

Group Chairman

9th March 2010

Financial statements

165	Presentation of information

166	Independent Registered Public Accounting Firm’s report
167	Accounting policies
177	Accounting developments
178	Consolidated income statement
179	Consolidated statement of comprehensive income
180	Consolidated balance sheet
181	Consolidated statement of changes in equity
182	Consolidated cash flow statement
183	Parent Company accounts
186	Notes to the accounts

283	Barclays Bank PLC data

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

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. The Annual Report includes information required to be included in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for 2009. Form 20-F will contain as exhibits certificates pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

The accounts of Barclays Bank PLC included in this document do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. The statutory accounts of Barclays Bank PLC, which contain an unqualified audit report and do not contain any statement under Section 498(2) or (3) of that Act, will be delivered to the Registrar of Companies in accordance with Section 441 of that Act and are published as a separate document.

Draft BBA Code for Financial Reporting Disclosure

In accordance with the agreement set out in the FSA discussion paper, ‘Enhancing financial reporting disclosure by UK credit institutions’, Barclays confirms that it has complied with the draft BBA Code for Financial Reporting Disclosure.

In October 2009, the British Bankers’ Association published a draft Code for Financial Reporting Disclosure. The draft Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will: provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

The Group and other major UK banks have voluntarily adopted the draft Code in their 2009 financial statements. The Group’s 2009 financial statements have therefore been prepared in compliance with the draft Code’s principles and the Group aims to continue to enhance its disclosures in line with developing market practice and areas of focus.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 167 to 282 along with the accounts of Barclays PLC itself on pages 183 to 185. The consolidated accounts of Barclays Bank PLC and its subsidiaries are set out on pages 283 to 300. The accounting policies on pages 167 to 177 and the Notes commencing on page 186 apply equally to both sets of accounts unless otherwise stated.

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated cash flow statements and, Consolidated statements of comprehensive income and Consolidated statements of changes in equity present fairly, in all material respects, the financial position of Barclays PLC (The Company) and its subsidiaries at 31st December 2009 and 31st December 2008 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

9th March 2010

Consolidated accounts Barclays PLC

Accounting policies

Significant accounting policies

1. Reporting entity

These financial statements are prepared for the Barclays PLC Group under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In addition, individual financial statements have been prepared for the holding company, Barclays PLC (the Company), under Section 397 of the Companies Act 2006.

Barclays PLC is a public limited company, incorporated in England and Wales having a registered office in England and is the holding company of the Group.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays PLC Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below. These policies have been consistently applied. Changes in accounting policy are set out on page 177.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, certain financial instruments and contracts to buy or sell non-financial items and trading inventories to the extent required or permitted under accounting standards and as set out in the relevant accounting polices. They are stated in millions of pounds Sterling (£m), the currency of the country in which Barclays PLC is incorporated.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements such as fair value of financial instruments (Note 50), allowance for impairment (Note 47), goodwill (Note 21), intangible assets (Note 22), retirement benefit obligations (Note 30), derecognition of financial assets (Note 29), taxation (Note 10) and credit risk (Note 47).

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

As the consolidated financial statements include partnerships where a Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnerships (Accounts) Regulations 2008 with regard to the preparation and filing of individual partnership financial statements.

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

Unless designated as at fair value through profit and loss as set out in policy 7, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s

Consolidated accounts Barclays PLC

Accounting policies

continued

share of the post-acquisition profit (or loss), or other movements reflected directly in the other comprehensive income of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses or other reductions in equity in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

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

Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available for sale financial assets and similar non-monetary items are included directly in equity.

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

The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

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

Dividends

Dividends are recognised when the right to receive payment is established. In the individual financial statements of Barclays PLC, this is when the dividends are received or when the dividends are appropriately authorised by the subsidiary.

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

b)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. Loans and receivables are initially recognised at fair value, including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 6).

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

Consolidated accounts Barclays PLC

Accounting policies

continued

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

Derecognition of financial assets

The Group derecognises a financial asset, or a portion of a financial asset, where the contractual rights to that asset have expired. Derecognition is also appropriate where the rights to further cash flows from the asset have been transferred to a third party and, with them, either:

(i)	substantially all the risks and rewards of the asset; or

(ii)	significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Where significant risks and rewards have been transferred, but the transferee does not have the unconditional ability to sell or pledge the asset, the Group continues to account for the asset to the extent of its continuing involvement (‘continuing involvement accounting’).

To assess the extent to which risks and rewards have been transferred, it is often necessary to perform a quantitative analysis. Such an analysis will compare the Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

Where neither derecognition nor continuing involvement accounting is appropriate, the Group continues to recognise the asset in its entirety and recognises any consideration received as a financial liability.

Loan commitments

Loan commitments, where the Group has a past practice of selling the resulting assets shortly after origination, are held at fair value through profit or loss. Other loan commitments are accounted for in accordance with accounting policy 23.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. Financial liabilities are derecognised when extinguished.

An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitive characteristics. For example, if the discounted present value calculated using the original effective interest rate of the cash flows under the new terms, including fees, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability, or if the qualitative assessment concludes that the nature and risk profile of the original financial liability is materially different from that of the new financial liability based on the terms of the instruments including repayment terms, coupon terms and call options, the original financial liability is extinguished.

When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, fair value is determined by reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using valuation models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, where valuations include significant unobservable inputs, the transaction price is deemed to provide the best evidence of initial fair value for accounting purposes. As such, profits or losses are recognised upon trade inception only when such profits can be measured solely by reference to observable market data. For valuations that include significant unobservable inputs, the difference between the model valuation and the initial transaction price is recognised in profit or loss:

a)	on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate, or;

b)	released in full where previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include, for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

8. Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that loans and receivables or available for sale financial investments are impaired. These are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (a loss event) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

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

Equity securities or properties acquired in exchange for loans in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities or investment properties. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

Consolidated accounts Barclays PLC

Accounting policies

continued

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

9. Sale and repurchase agreements (including stock borrowing and lending)

Securities may be lent or sold subject to a commitment to repurchase them (a repo). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet when cash consideration is received.

Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a reverse repo) but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans when cash consideration is paid, and the securities are not included in the balance sheet.

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

10. Securitisation transactions

The Group enters into securitisation transactions in respect of its own financial assets and to facilitate client transactions as described in Note 29 to the accounts.

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

Netting

Financial assets and liabilities are offset and the net amount reported on the balance sheet if, and only if, there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though master netting agreements are in place, the lack of an intention to settle on a net basis results in the related assets and liabilities being presented gross on the balance sheet.

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

13. Property, plant and equipment

Property and equipment is stated at cost less accumulated depreciation and provisions for impairment, if required. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

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

Investment property is property held to earn rentals or for capital appreciation or for both rather than for sale or use in the business. The Group initially recognises investment properties at cost, and subsequently at their fair value at each balance sheet date reflecting market conditions at the reporting date. The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers.

Movements in fair value subsequent to initial recognition are included in the income statement. No depreciation is provided in respect of investment properties.

Note

a	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Consolidated accounts Barclays PLC

Accounting policies

continued

14. Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiaries and associates and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired, and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or other valuation methodologies including discounted cash flow techniques, using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on acquisitions of associates and joint ventures is included in the amount of the investment. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Computer software

Computer software is stated at cost, less amortisation and provisions for impairment, if required.

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

15. Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s fair value less costs to sell and its value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

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

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Other than where the fair value option is applied, subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement any fee income earned over the period, and any financial obligation arising as a result of the guarantees at the balance sheet date, in accordance with policy 23.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees provided. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

17. Issued debt and equity securities

Issued financial instruments or their components are classified as liabilities where the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component.

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

Contracts that do not contain significant insurance risk or discretionary participation features are classified as investment contracts. Financial assets and liabilities relating to investment contracts, and assets backing insurance contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’ as set out in policy 7.

Long-term insurance contracts

These contracts insure events associated with human life (for example, death or survival) over a long duration. Premiums are recognised as revenue when they become payable by the contract holder. Claims and surrenders are accounted for when notified. Maturities on the policy maturity date and regular withdrawals are accounted for when due.

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

Reinsurance

Short- and long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment and expenses. All such contracts are dealt with as insurance contracts. The benefits to which the Group is entitled under its reinsurance contracts are recognised as reinsurance assets. The Group assesses reinsurance assets at each balance sheet date. If there is objective evidence of impairment, the carrying amount of the reinsurance asset is reduced accordingly, resulting in a charge to the income statement.

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

Consolidated accounts Barclays PLC

Accounting policies

continued

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

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually, using the assumptions set out in Note 30. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset arising, for example, as a result of past over funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions. Gains and losses on curtailments are recognised when the curtailment occurs which is when there is a demonstrable commitment to make a significant reduction in the number of employees covered by the plan or amendments have been made to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. The gain or loss comprises any resulting change in the present value of the defined benefit obligation, any resulting change in the fair value of the plan assets and any related actuarial gain or loss that had not previously been recognised since they fell within the corridor.

Cumulative actuarial gains and losses in excess of the greater of 10% of the assets or 10% of the obligations of the plan (the corridor) are recognised in the income statement over the remaining average service lives of the employees of the related plan, on a straight-line basis.

For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

The Group also provides health care benefits to certain retired employees, which are accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pensions plans.

Short-term employee benefits, such as salaries, paid absences, and other benefits including any related payroll taxes are accounted for on an accruals basis over the period in which the employees provide the related services. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

22. Share-based payments to employees

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions, which are service conditions or performance conditions, included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market-related vesting condition is met, provided that the non-market vesting conditions are met. Similarly, non-vesting conditions, which are other conditions not being service conditions or performance conditions, are taken into account in estimating the grant date fair value and share-based payment charges and are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

23. Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When a leasehold property ceases to be used in the business or a demonstrable commitment has been made to cease to use a property, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income and other benefits. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

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

24. Taxes, including deferred taxes

Income tax payable on taxable profits (Current Tax), is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Current Tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

Consolidated accounts Barclays PLC

Accounting developments

Changes to Accounting Policy

The Group has continued to apply the accounting policies used for the 2008 Annual Report and has adopted the following:

–

The 2008 amendments to IFRS 2 – Shared-Based Payment-Vesting Conditions and Cancellations which has led to a change in accounting for share-based payments to employees. As a result, non-vesting conditions are taken into account in estimating the grant date fair value and the timing of recognition of charges. No prior year adjustments have been made as the impact on previous years is immaterial

–

IFRS 7 – Improving Disclosures about Financial Instruments, an amendment to IFRS 7 – Financial Instruments: Disclosures, which has resulted in additional disclosures being made regarding liquidity risk and fair value of financial instruments

–

IAS 1 – Presentation of Financial Statements (revised), which has resulted in the reformatting of the statement of recognised income and expense into a statement of comprehensive income and the addition of a statement of changes in equity. This does not change the recognition, measurement or disclosure of specific transactions and events required by other standards

Future accounting developments

Consideration will be given during 2010 to the implications, if any, of the following revised standards as follows:

–

IFRS 3 – Business Combinations and IAS 27 – Consolidated and Separate Financial Statements are revised standards issued in January 2008. The revised IFRS 3 applies prospectively to business combinations first accounted for in accounting periods beginning on or after 1st July 2009 and the amendments to IAS 27 apply retrospectively to periods beginning on or after 1st July 2009. The main changes in existing practice resulting from the revision to IFRS 3 affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. In addition, acquisition-related costs – such as fees paid to advisers – must be accounted for separately from the business combination, which means that they will be recognised as expenses unless they are directly connected with the issue of debt or equity securities. The revisions to IAS 27 specify that changes in a Parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. Until future acquisitions take place that are accounted for in accordance with the revised IFRS 3, the main impact on Barclays will be that, from 2010, gains and losses on transactions with non-controlling interests that do not result in loss of control will no longer be recognised in the income statement but directly in equity. In 2009, gains of £3m were recognised in income relating to such transactions.

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1st January 2010 or later periods, but have not been adopted. They are not expected to result in significant changes to the Group’s accounting policies.

–	Embedded derivatives: Amendments to IFRIC 9 and IAS 39

–	Group cash-settled share-based payment transactions: Amendments to IFRS 2

–	Eligible Hedged Items (an amendment to IAS 39)

–	IFRS classification of rights issues: Amendment to IAS 32

–	IAS 24 Related Party Disclosures

–	Prepayments and minimum funding requirements (Amendments to IFRIC 14)

–	IFRIC 17 – Distribution of non-cash assets to owners

–	IFRIC 18 – Transfers of assets from customers

–	IFRIC 19 – Extinguishing financial liabilities with equity instruments

–	Improvements to IFRS 2008

–	Improvements to IFRS 2009

IFRS 9 ‘Financial Instruments: Classification and Measurement’ was published on 12th November 2009. It is the first phase of a project to replace IAS 39 and will ultimately result in fundamental changes in the way that the Group accounts for financial instruments. Adoption of the standard is not mandatory until accounting periods beginning on or after 1st January 2013 but early adoption is permitted. However, it is not available for adoption in the EU until it has been endorsed.

The main differences from IAS 39 are as follows:

–	All financial assets, except for certain equity investments, would be classified into two categories:

–	– amortised cost, where they generate solely payments of interest and principal and the business model is to collect contractual cash flows that represent principal and interest; or

–	– fair value through profit or loss.

–	Certain non-trading equity investments would be classified at fair value through profit or loss or fair value though Other comprehensive income with dividends recognised in net income.

–	Embedded derivatives are no longer considered for bifurcation but are included in the assessment of the cash flows for the classification of the financial asset as a whole.

–

Financial assets which meet the requirements for classification at amortised cost are optionally permitted to be measured at fair value if that eliminates or significantly reduces an accounting mismatch.

–	Reclassifications are required if, and only if, there is a change in the business model.

Aspects of financial instrument accounting which will be addressed in future phases of the project include the accounting for financial liabilities, impairment of amortised cost financial assets and hedge accounting. The Group is assessing the impacts of the first phase in the project, as well as following developments in the future phases.

Consolidated accounts Barclays PLC

Consolidated income statement

For the year ended 31st December

	Notes	2009 £m	2008 £m	2007 £m

Continuing operations
Interest income	2	21,236	28,010	25,296
Interest expense	2	(9,318)	(16,541)	(15,698)
Net interest income		11,918	11,469	9,598
Fee and commission income	3	9,946	7,573	6,741
Fee and commission expense	3	(1,528)	(1,082)	(970)
Net fee and commission income		8,418	6,491	5,771
Net trading income	4	7,001	1,339	3,754
Net investment income	4	56	680	1,216
Principal transactions		7,057	2,019	4,970
Net premiums from insurance contracts	5	1,172	1,090	1,011
Other income	6	1,389	367	186
Total income		29,954	21,436	21,536
Net claims and benefits incurred on insurance contracts	5	(831)	(237)	(492)
Total income net of insurance claims		29,123	21,199	21,044
Impairment charges and other credit provisions	7	(8,071)	(5,419)	(2,795)
Net income		21,052	15,780	18,249
Staff costs	8	(9,948)	(7,204)	(7,611)
Administration and general expenses	9	(5,561)	(5,305)	(3,854)
Depreciation of property, plant and equipment	23	(759)	(606)	(453)
Amortisation of intangible assets	22	(447)	(276)	(178)
Operating expenses		(16,715)	(13,391)	(12,096)
Share of post-tax results of associates and joint ventures	20	34	14	42
Profit on disposal of subsidiaries, associates and joint ventures	38	188	327	28
Gains on acquisitions	40	26	2,406	–
Profit before tax		4,585	5,136	6,223
Tax	10	(1,074)	(453)	(1,699)
Profit after tax from continuing operations		3,511	4,683	4,524
Discontinued operations
Profit after tax for the year from discontinued operations, including gain on disposal	39	6,777	604	571
Net profit for the year		10,288	5,287	5,095
Profit attributable to equity holders of the Parent from:
Continuing operations		2,628	3,795	3,886
Discontinued operations		6,765	587	531
Total		9,393	4,382	4,417
Profit attributable to non-controlling interests	33	895	905	678
		10,288	5,287	5,095
		p	p	p

Earnings per share
Basic earnings per share	11	86.2	59.3	68.9
Basic earnings per share – continuing operations		24.1	51.4	60.6
Basic earnings per share – discontinued operations		62.1	7.9	8.3
Diluted earnings per share	11	81.6	57.5	66.9
Diluted earnings per share – continuing operations		22.7	49.8	58.8
Diluted earnings per share – discontinued operations		58.9	7.7	8.1
Interim dividend per ordinary share		1.0	11.5	11.50
Final dividend per ordinary share	1	1.5	–	22.50

		£m	£m	£m
Interim dividend paid		113	906	768
Final dividend	1	176	–	1,485
The Board of Directors approved the accounts set out on pages 167 to 282 on 9th March 2010.

The accompanying notes form an integral part of the Consolidated accounts.

Consolidated accounts Barclays PLC

Consolidated statement of comprehensive income

For the year ended 31st December

	2009 £m	2008 £m	2007 £m
Net profit for the year	10,288	5,287	5,095
Other comprehensive income:
Continuing operations
Currency translation differences	(861)	2,274	43
Available for sale financial assets	1,236	(1,561)	1
Cash flow hedges	165	376	359
Other	–	(5)	22
Tax relating to components of other comprehensive income	(26)	851	40

Other comprehensive income for the year, net of tax, from continuing operations	514	1,935	465
Other comprehensive income for the year, net of tax, from discontinued operations	(58)	114	26
Total comprehensive income for the year	10,744	7,336	5,586

Attributable to:
Equity holders of the Parent	9,556	6,213	4,854
Non-controlling interests	1,188	1,123	732
	10,744	7,336	5,586

Income tax relating to each component of other comprehensive income is disclosed in Note 10.

Consolidated accounts Barclays PLC

Consolidated balance sheet

As at 31st December

	Notes	2009 £m	2008 £m

Assets
Cash and balances at central banks		81,483	30,019
Items in the course of collection from other banks		1,593	1,695
Trading portfolio assets	12	151,344	185,637
Financial assets designated at fair value:
– held on own account	13	41,311	54,542
– held in respect of linked liabilities to customers under investment contracts	13	1,257	66,657
Derivative financial instruments	14	416,815	984,802
Loans and advances to banks	15	41,135	47,707
Loans and advances to customers	15	420,224	461,815
Available for sale financial investments	16	56,483	64,976
Reverse repurchase agreements and cash collateral on securities borrowed	17	143,431	130,354
Other assets	18	6,358	6,302
Current tax assets		349	389
Investments in associates and joint ventures	20	422	341
Goodwill	21	6,232	7,625
Intangible assets	22	2,563	2,777
Property, plant and equipment	23	5,626	4,674
Deferred tax assets	19	2,303	2,668

Total assets		1,378,929	2,052,980

Liabilities
Deposits from banks		76,446	114,910
Items in the course of collection due to other banks		1,466	1,635
Customer accounts		322,429	335,505
Trading portfolio liabilities	12	51,252	59,474
Financial liabilities designated at fair value	24	86,202	76,892
Liabilities to customers under investment contracts	13	1,679	69,183
Derivative financial instruments	14	403,416	968,072
Debt securities in issue		135,902	149,567
Repurchase agreements and cash collateral on securities lent	17	198,781	182,285
Other liabilities	25	12,101	12,640
Current tax liabilities		992	1,216
Insurance contract liabilities, including unit-linked liabilities	26	2,140	2,152
Subordinated liabilities	27	25,816	29,842
Deferred tax liabilities	19	470	304
Provisions	28	590	535
Retirement benefit liabilities	30	769	1,357

Total liabilities		1,320,451	2,005,569

Shareholders’ equity
Called up share capital	31	2,853	2,093
Share premium account	31	7,951	4,045
Other equity	31	–	3,652
Other reserves	32	2,768	2,793
Retained earnings	32	33,845	24,208
Less: treasury shares	32	(140)	(173)
Shareholders’ equity excluding non-controlling interests		47,277	36,618
Non-controlling interests	33	11,201	10,793

Total shareholders’ equity		58,478	47,411

Total liabilities and shareholders’ equity		1,378,929	2,052,980

The accompanying notes form an integral part of the Consolidated accounts.

Marcus Agius

Group Chairman

John Varley

Group Chief Executive

Chris Lucas

Group Finance Director

Consolidated accounts Barclays PLC

Consolidated statement of changes in equity

	Notes	Share capital and share premium [a] £m	Other Reserves [b] £m	Retained earnings [c] £m	Total £m	Non- controlling interests [d] £m	Total equity £m

Balance at 1st January 2009		6,138	6,272	24,208	36,618	10,793	47,411
Net profit for the year		–	–	9,393	9,393	895	10,288
Other comprehensive income:
Currency translation differences		–	(1,138)	–	(1,138)	277	(861)
Available for sale financial assets		–	1,250	–	1,250	(14)	1,236
Cash flow hedges		–	194	–	194	(29)	165
Tax relating to components of other comprehensive income		–	(256)	171	(85)	59	(26)
Other comprehensive income net of tax from discontinued operations		–	(75)	17	(58)	–	(58)

Total comprehensive income		–	(25)	9,581	9,556	1,188	10,744

Issue of new ordinary shares		749	–	–	749	–	749
Issue of shares under employee share schemes		35	–	298	333	–	333
Net purchase of treasury shares		–	(47)	–	(47)	–	(47)
Transfers		–	80	(80)	–	–	–
Dividends	1	–	–	(113)	(113)	(767)	(880)
Net decrease in non-controlling interest arising on acquisitions, disposals and capital issuances		–	–	–	–	(82)	(82)
Conversion of Mandatorily Convertible Notes		3,882	(3,652)	(230)	–	–	–
Other		–	–	181	181	69	250

Balance at 31st December 2009		10,804	2,628	33,845	47,277	11,201	58,478

Balance at 1st January 2008		1,707	614	20,970	23,291	9,185	32,476
Net profit for the year		–	–	4,382	4,382	905	5,287
Other comprehensive income:
Currency translation differences		–	2,174	–	2,174	100	2,274
Available for sale financial assets		–	(1,559)	–	(1,559)	(2)	(1,561)
Cash flow hedges		–	271	–	271	105	376
Tax relating to components of other comprehensive income		–	882	(46)	836	15	851
Other		–	–	(5)	(5)	–	(5)
Other comprehensive income net of tax from discontinued operations		–	124	(10)	114	–	114

Total comprehensive income		–	1,892	4,321	6,213	1,123	7,336

Issue of new ordinary shares		4,422	–	–	4,422	–	4,422
Issue of shares under employee share schemes		19	–	463	482	–	482
Issue of shares and warrants		–	–	1,410	1,410	–	1,410
Repurchase of shares		(10)	10	(173)	(173)	–	(173)
Net purchase of treasury shares		–	(350)	–	(350)	–	(350)
Transfers		–	437	(437)	–	–	–
Dividends		–	–	(2,344)	(2,344)	(703)	(3,047)
Net increase in non-controlling interest arising on acquisitions, disposals and capital issuances		–	–	–	–	1,338	1,338
Issue of Mandatorily Convertible Notes		–	3,652	–	3,652	–	3,652
Other		–	17	(2)	15	(150)	(135)

Balance at 31st December 2008		6,138	6,272	24,208	36,618	10,793	47,411

Notes

a	Details of share capital and share premium are shown in Note 31.

b	Details of other reserves are shown in Note 32. Other reserves above includes treasury shares.

c	Details of retained earnings and treasury shares are shown in Note 32.

d	Details of non-controlling interests are shown in Note 33.

Consolidated accounts Barclays PLC

Consolidated cash flow statement

For the year ended 31st December

	2009 £m	2008 £m	2007 £m

Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	4,585	5,136	6,223
Adjustment for non-cash items:
Allowance for impairment	8,071	5,419	2,795
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,196	885	651
Other provisions, including pensions	428	804	753
Net profit from associates and joint ventures	(34)	(14)	(42)
Net profit on disposal of investments and property, plant and equipment	(383)	(371)	(862)
Net profit from disposal of associates and joint ventures	3	–	(26)
Net profit from disposal of subsidiaries	(191)	(327)	(2)
Net gains on acquisitions	(26)	(2,406)	–
Other non-cash movements [a]	4,573	960	(1,181)
Changes in operating assets and liabilities:
Net decrease/(increase) in loans and advances to banks and customers	25,482	(58,431)	(77,987)
Net (decrease)/increase in deposits and debt securities in issue	(49,203)	77,743	90,589
Net decrease/(increase) in derivative financial instruments	3,321	(17,529)	(2,144)
Net decrease/(increase) in trading assets	34,334	26,919	(18,227)
Net decrease in trading liabilities	(8,222)	(5,928)	(6,472)
Net increase/(decrease) in financial investments	20,459	5,229	(4,379)
Net (increase)/decrease in other assets	(465)	(3,016)	1,116
Net decrease in other liabilities	(907)	(477)	(1,071)
Tax paid	(1,177)	(1,404)	(1,254)

Net cash from operating activities	41,844	33,192	(11,520)

Purchase of available for sale investments	(78,420)	(57,756)	(26,899)
Proceeds from sale or redemption of available for sale investments	88,559	51,429	38,423
Net addition of intangible assets	(226)	(666)	(227)
Purchase of property, plant and equipment	(1,150)	(1,643)	(1,182)
Proceeds from sale of property, plant and equipment	372	799	617
Acquisitions of subsidiaries, net of cash acquired	(28)	(961)	(270)
Disposal of subsidiaries, net of cash disposed	339	238	383
Disposal of discontinued operation, net of cash disposed	2,469	–	–
Increase in investment in subsidiaries	–	(157)	(668)
Decrease in investment in subsidiaries	–	19	57
Acquisition of associates and joint ventures	(81)	(96)	(220)
Disposal of associates and joint ventures	69	137	145
Other cash flows associated with investing activities	(15)	(5)	153

Net cash from investing activities	11,888	(8,662)	10,312

Dividends paid	(633)	(2,697)	(2,151)
Proceeds of borrowings and issuance of debt securities	3,549	5,763	4,646
Repayments of borrowings and redemption of debt securities	(4,383)	(1,207)	(683)
Net issue of shares and other equity instruments	773	9,505	2,494
Repurchase of shares and other equity instruments	–	(173)	(1,802)
Net disposal/(purchase) of treasury shares	33	87	(48)
Net issue of shares to non-controlling interests	–	1,356	1,331

Net cash from financing activities	(661)	12,634	3,787

Effect of exchange rates on cash and cash equivalents	(2,864)	(6,018)	(537)

Net cash from discontinued operations	(376)	286	83

Net increase in cash and cash equivalents	49,831	31,432	2,125

Cash and cash equivalents at beginning of year	64,509	33,077	30,952

Cash and cash equivalents at end of year	114, 340	64,509	33,077

Cash and cash equivalents comprise:
Cash and balances at central banks	81,483	30,019	5,801
Loans and advances to banks	41,135	47,707	40,120
Less: non-cash and amounts with original maturity greater than three months	(10,674)	(15,428)	(19,377)
	30,461	32,279	20,743
Available for sale treasury and other eligible bills	56,483	64,976	43,072
Less: non-cash and amounts with original maturity greater than three months	(54,239)	(62,876)	(41,688)
	2,244	2,100	1,384
Trading portfolio assets	151,344	185,637	193,691
Less: non-cash and amounts with original maturity greater than three months	(151,192)	(185,526)	(188,556)
	152	111	5,135
Other	–	–	14
	114,340	64,509	33,077

Interest received in 2009 was £32,437m (2008: £41,017m, 2007: £49,441m) and interest paid in 2009 was £20,889m (2008: £38,975m, 2007: £37,821m). The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,470m at 31st December 2009 (2008: £1,050m).

Note

a	Other non-cash movements principally comprise movements in exchange rates and the fair value of available for sale investments less subordinated debt hedging.

Accounts of Barclays PLC

Parent company accounts

Income statement For the year ended 31st December	2009 £m	2008 £m	2007 £m
Dividends received from subsidiary	103	1,173	3,287
Interest income	53	7	4
Trading gain/(loss)	–	18	(13)
Other income	–	–	15
Management charge from subsidiary	(4)	(4)	(4)
Profit before tax	152	1,194	3,289
Tax	(27)	(1)	–

Profit after tax	125	1,193	3,289

The Company had no staff during the year (2008: nil, 2007: nil).

Profit after tax and total comprehensive income for the year was £125m (2008: £1,193m, 2007: £3,289m). There were no other components of total comprehensive income other than the net profit for the year.

Balance sheet As at 31st December	Notes	2009 £m	2008 £m
Assets
Non-current assets
Investment in subsidiaries	41	20,215	15,340
Current assets
Cash and balances at central banks		1	–
Other assets		26	3,851
Total assets		20,242	19,191

Liabilities
Current liabilities
Amounts payable within one year		28	1

Shareholders’ equity
Called up share capital	31	2,853	2,093
Share premium account	31	7,951	4,045
Other equity	31	–	3,652
Capital redemption reserve	32	394	394
Retained earnings	32	9,016	9,006

Total shareholders’ equity		20,214	19,190

Total liabilities and shareholders’ equity		20,242	19,191

The accompanying notes form an integral part of the accounts.

Marcus Agius

Group Chairman

John Varley

Group Chief Executive

Chris Lucas

Group Finance Director

Accounts of Barclays PLC

Parent company accounts

continued

Statement of changes in equity	Notes	Share capital and share premium [a] £m	Other reserves [b] £m	Retained earnings [c] £m	Total equity £m
Balance at 1st January 2009		6,138	4,046	9,006	19,190
Total comprehensive income:
Net profit for the year and total comprehensive income		–	–	125	125
Issue of new ordinary shares		749	–	–	749
Issue of shares under employee share schemes		35	–	–	35
Issue of warrants		–	–	–	–
Mandatorily Convertible Notes issued		3,882	(3,652)	(230)	–
Repurchase of shares		–	–	–	–
Dividends	1	–	–	(113)	(113)
Other		–	–	228	228

Balance at 31st December 2009		10,804	394	9,016	20,214

Balance at 1st January 2008		1,707	384	8,990	11,081
Total comprehensive income:
Net profit for the year and total comprehensive income		–	–	1,193	1,193
Issue of new ordinary shares		4,422	–	634	5,056
Issue of shares under employee share schemes		19	–	–	19
Issue of warrants		–	–	776	776
Mandatorily Convertible Notes issued		–	3,652	–	3,652
Repurchase of shares		(10)	10	(173)	(173)
Dividends		–	–	(2,414)	(2,414)
Other		–	–	–	–

Balance at 31st December 2008		6,138	4,046	9,006	19,190

In 2009 and 2008 there were no other components of total comprehensive income other than the net profit for the year.

Notes

a	Details of share capital and share premium are shown in Note 31.

b	Details of other reserves are shown in Note 32.

c	Details of retained earnings are shown in Note 32.

Cash flow statement For the year ended 31st December	2009 £m	2008 £m	2007 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	152	1,194	3,289
Changes in operating assets and liabilities:
Net decrease/(increase) in other assets	2	(16)	(3)
Net increase/(decrease) in other liabilities	1	–	(3)

Net cash from operating activities	155	1,178	3,283
Capital contribution to subsidiaries	(800)	(4,362)	(1,434)
Purchase of shares in subsidiaries	(25)	(16)	(316)
Liquidation of subsidiary	–	205	–

Net cash used in investing activities	(825)	(4,173)	(1,750)
Issue of shares and other equity instruments	784	4,911	2,494
Dividends paid	(113)	(2,414)	(2,129)
Repurchase of ordinary shares	–	(173)	(1,802)

Net cash from financing activities	671	2,324	(1,437)

Net increase/(decrease) in cash and cash equivalents	1	(671)	96

Cash and cash equivalents at beginning of year	–	671	575

Cash and cash equivalents at end of year	1	–	671

Cash and cash equivalents comprise:
Cash and balances at central banks	1	–	671

Net cash from operating activities includes:
Dividends received	103	1,173	3,287
Interest received	53	7	4

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31st December 2009 or 2008 to significant risks arising from the financial instruments it holds; which comprised cash, balances with central banks and other assets which had no credit or market risk.

Non-cash transactions

During 2008 Barclays Bank PLC issued £4,050m of Mandatorily Convertible Notes (MCNs), which had mandatorily converted into ordinary shares of Barclays PLC by 30th June 2009. Barclays PLC’s right to receive the MCNs was included in other assets in 2008, with a corresponding increase, net of issue costs, in other equity. In 2009, Barclays PLC waived its rights over the MCNs, which have been added to its cost of investment in its subsidiary.

The accompanying notes form an integral part of the accounts.

Notes to the accounts

For the year ended 31st December 2009

1 Dividends per share

The Directors have recommended the final dividend in respect of 2009 of 1.5p per ordinary share of 25p each, amounting to a total of £176m, which will be paid on 19th March 2010. The financial statements for the year ended 31st December 2009 do not reflect these dividends, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2010. The financial statements to 31st December 2009 include the 2009 interim dividend of £113m.

2 Net interest income

Interest arising from:	2009 £m	2008 £m	2007 £m
Cash and balances with central banks	131	174	145
Available for sale investments	1,937	2,355	2,580
Loans and advances to banks	513	1,267	1,416
Loans and advances to customers	18,456	23,754	19,559
Other interest income	199	460	1,596

Interest income	21,236	28,010	25,296
Deposits from banks	(634)	(2,189)	(2,720)
Customer accounts	(2,716)	(6,697)	(4,110)
Debt securities in issue	(3,889)	(5,910)	(6,651)
Subordinated liabilities	(1,718)	(1,349)	(878)
Other interest expense	(361)	(396)	(1,339)

Interest expense	(9,318)	(16,541)	(15,698)

Net interest income	11,918	11,469	9,598

Interest income includes £185m (2008: £135m, 2007: £113m) arising from impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

3 Net fee and commission income

	2009 £m	2008 £m	2007 £m

Fee and commission income
Brokerage fees	88	56	78
Investment management fees	133	120	122
Banking and credit related fees and commissions	9,578	7,208	6,363
Foreign exchange commissions	147	189	178

Fee and commission income	9,946	7,573	6,741

Fee and commission expense	(1,528)	(1,082)	(970)

Net fee and commission income	8,418	6,491	5,771

4 Principal transactions

	2009 £m	2008 £m	2007 £m
Net trading income	7,001	1,339	3,754

Net gain from disposal of available for sale assets	349	212	560
Dividend income	6	196	26
Net (loss)/gain from financial instruments designated at fair value	(208)	33	293
Other investment (losses)/income	(91)	239	337

Net investment income	56	680	1,216

Principal transactions	7,057	2,019	4,970

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to fair value, together with the interest income earned from these instruments and the related funding cost.

Net trading income included a £682m gain (2008: £1,272m, 2007: £640m) related to foreign exchange dealings.

The net loss on financial assets designated at fair value included within principal transactions was £2,557m (2008: £6,602m loss, 2007: £78m gain) of which losses of £2,349m (2008: £6,635m loss, 2007: £215m loss) were included in net trading income and losses of £208m (2008: £33m gain, 2007: £293m gain) were included within net investment income.

The net loss on financial liabilities designated at fair value included within principal transactions was £3,158m (2008: £3,328m gain, 2007: £231m loss) all of which was included within net trading income.

Net trading income includes the net loss from tightening credit spreads relating to Barclays Capital issued structured notes held at fair value of £1,820m (2008: £1,663m gain, 2007: £658m gain).

5 Insurance premiums and insurance claims and benefits

	2009 £m	2008 £m	2007 £m
Gross premiums from insurance contracts	1,224	1,138	1,062
Premiums ceded to reinsurers	(52)	(48)	(51)

Net premiums from insurance contracts	1,172	1,090	1,011

	2009 £m	2008 £m	2007 £m
Gross claims and benefits incurred on insurance contracts	858	263	520
Reinsurers’ share of claims incurred	(27)	(26)	(28)

Net claims and benefits incurred on insurance contracts	831	237	492

6 Other income

	2009 £m	2008 £m	2007 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	102	(1,219)	23
(Increase)/decrease in liabilities to customers under investment contracts	(102)	1,219	(23)
Property rentals	64	73	53
Gains on debt buy backs and extinguishments	1,255	24	–
Other	70	270	133

Other income	1,389	367	186

Notes to the accounts

For the year ended 31st December 2009

continued

7 Impairment charges and other credit provisions

	2009 £m	2008 £m	2007 £m
Impairment charges on loans and advances
New and increased impairment allowances	8,111	5,116	2,871
Releases	(631)	(358)	(338)
Recoveries	(150)	(174)	(227)
Impairment charges on loans and advances	7,330	4,584	2,306
Charge in respect of provision for undrawn contractually committed facilities and guarantees provided	28	329	476
Impairment charges on loans and advances and other credit provisions	7,358	4,913	2,782
Impairment charges on reverse repurchase agreements	43	124	–
Impairment on available for sale assets	670	382	13

Impairment charges and other credit provisions	8,071	5,419	2,795

An analysis of the impairment charges by class of financial instrument is included in Note 47.

8 Staff costs

	2009 £m	2008 £m	2007 £m
Salaries and accrued incentive payments	8,081	5,787	6,322
Social security costs	606	444	480
Pension costs – defined contribution plans	224	221	119
Pension costs – defined benefit plans (Note 30)	(33)	89	150
Other post-retirement benefits (Note 30)	16	1	9
Other	1,054	662	531

Staff costs	9,948	7,204	7,611

Included in salaries and incentive payments is £290m (2008: £257m, 2007: £551m) arising from equity settled share-based payments, of which £56m (2008: £23m, 2007: £60m) is a charge related to option-based schemes and of which £12m (2008: £35m, 2007: £74m) relates to discontinued operations. Also included is £8m (2008: £3m, 2007: £8m) arising from cash settled share-based payments.

In December 2009, the UK government announced that the Finance Bill 2010 will introduce a bank payroll tax of 50% applicable to discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. Draft legislation and further guidance on its application has been published. Based on this, and in accordance with IAS 19 – Employee benefits, the Group has accrued for the estimated tax payable in respect of employee services provided during the period. For 2009, £190m has been included within Other Staff Costs in respect of 2009 cash awards. A further provision of £35m has also been included in Other Staff Costs in respect of certain prior year awards being distributed during the tax window, which may fall within the proposed legislation.

Staff costs above relate to continuing operations only. Total staff costs for the Group (including both continuing and discontinued operations) was

£10,683m (2008: £7,779m, 2007: £8,405m) comprising salaries and accrued incentive payments of £8,595m (2008: £6,273m, 2007: £6,993m), social security costs of £621m (2008: £464m, 2007: £508m), pension costs of £217m (2008: £326m, 2007: £291m), other post-retirement benefits of £19m (2008: £1m, 2007: £10m) and other staff costs of £1,231m (2008: £715m, 2007: £603m).

The total average number of persons employed by the Group (including both continuing and discontinued operations) during the year was 153,800 (2008: 151,500).

9 Administration and general expenses

	2009 £m	2008 £m	2007 £m
Administrative expenses	4,889	4,791	3,691
Impairment charges/(releases)
– property and equipment (Note 23)	34	33	2
– intangible assets (Note 22)	27	(3)	14
– goodwill (Note 21)	1	112	–
Operating lease rentals	639	520	414
Gain on property disposals	(29)	(148)	(267)
Administration and general expenses	5,561	5,305	3,854

9 Administration and general expenses continued

Auditors’ remuneration

	Notes		Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m

2009
Audit of the Group’s annual accounts			12	–	–	–	12
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	a	)	23	–	–	–	23
Other services supplied pursuant to such legislation	b	)	–	2	–	–	2
Other services relating to taxation	c	)	–	–	7	–	7
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d	)	–	–	–	3	3
Other			–	4	–	1	5

Total auditors’ remuneration			35	6	7	4	52

2008
Audit of the Group’s annual accounts			12	–	–	–	12
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	a	)	19	–	–	–	19
Other services supplied pursuant to such legislation	b	)	–	2	–	–	2
Other services relating to taxation	c	)	–	–	9	–	9
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d	)	–	–	–	2	2
Other			–	4	–	1	5

Total auditors’ remuneration			31	6	9	3	49

2007
Audit of the Group’s annual accounts			7	–	–	–	7
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	a	)	11	–	–	–	11
Other services supplied pursuant to such legislation	b	)	6	2	–	–	8
Other services relating to taxation	c	)	–	–	3	–	3
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d	)	–	–	–	5	5
Other			–	1	–	1	2

Total auditors’ remuneration			24	3	3	6	36

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £3m (2008: £3m, 2007: £2m).

a)	Fees payable for the audit of the Company’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. The fees relating to the audit of the associated pension schemes were £0.5m (2008: £0.2m, 2007: £0.3m).

b)	Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In 2009 and 2008 fees paid for reporting under Section 404 are not separately identifiable from the fees of the audit of the Group’s annual accounts and the Company’s associates.

c)	Other services relating to taxation include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

d)	Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

Excluded from the total auditors’ remuneration above are fees paid to PricewaterhouseCoopers LLP and associates relating to BGI (discontinued operations) of £4m (2008: £3m, 2007: £8m).

Notes to the accounts

For the year ended 31st December 2009

continued

10 Tax

The charge for tax is based upon the UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%) and comprises:

	2009 £m	2008 £m	2007 £m

Current tax charge/(credit)
Current year	1,249	1,201	2,013
Adjustment for prior years	(118)	98	10

	1,131	1,299	2,023

Deferred tax charge/(credit)
Current year	45	(577)	(297)
Adjustment for prior years	(102)	(269)	(27)

	(57)	(846)	(324)

Total charge	1,074	453	1,699

The effective tax rate for the years 2009, 2008 and 2007 is lower than the standard rate of corporation tax in the UK of 28% (2008: 28.5%, 2007: 30%). The differences are set out below:

	2009 £m	2008 £m	2007 £m

Profit before tax	4,585	5,136	6,223
Tax charge at standard UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%)	1,284	1,464	1,867
Adjustment for prior years	(220)	(171)	(17)
Effect of overseas tax rates different from UK standard tax rate	(27)	175	(82)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(112)	(859)	(136)
Share-based payments	(38)	201	71
Deferred tax assets not recognised/(previously not recognised)	27	(504)	(159)
Change in tax rates	(12)	(1)	24
Other non-allowable expenses	172	148	131

Overall tax charge	1,074	453	1,699

Effective tax rate	23%	9%	27%

The effective tax rate for 2009, based on profit before tax on continuing operations was 23.4% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowed expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman Brothers North American business acquisition.

Tax effects relating to each component of other comprehensive income

For the year ended 31st December	2009			2008			2007
	Before tax amount £m	Tax (expense)/ benefit £m	Net of tax amount £m	Before tax amount £m	Tax (expense)/ benefit £m	Net of tax amount £m	Before tax amount £m	Tax (expense)/ benefit £m	Net of tax amount £m
Continuing operations
Currency translation differences	(861)	(2)	(863)	2,274	840	3,114	43	102	145
Available for sale	1,236	(177)	1,059	(1,561)	207	(1,354)	1	(1)	–
Cash flow hedge	165	(65)	100	376	(194)	182	359	(119)	240
Other	–	218	218	(5)	(2)	(7)	22	58	80

Other comprehensive income	540	(26)	514	1,084	851	1,935	425	40	465

11 Earnings per share

	2009 £m	2008 £m	2007 £m
Continuing operations
Profit attributable to equity holders of Parent	2,628	3,795	3,886
Dilutive impact of convertible options	(17)	(19)	(15)

Profit attributable to equity holders of Parent including dilutive impact of convertible options	2,611	3,776	3,871

Discontinued operations	6,765	587	531

	2009 million	2008 million	2007 million
Basic weighted average number of shares in issue	10,890	7,389	6,410
Number of potential ordinary shares	594	188	177

Diluted weighted average number of shares	11,484	7,577	6,587

	p	p	p
Basic earnings per share	86.2	59.3	68.9
Continuing operations	24.1	51.4	60.6
Discontinued operations	62.1	7.9	8.3
Diluted earnings per share	81.6	57.5	66.9
Continuing operations	22.7	49.8	58.8
Discontinued operations	58.9	7.7	8.1

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Parent and the number of basic weighted average number of shares excluding own shares held in employee benefits trusts and shares held for trading.

The basic weighted average number of shares in issue in the year ended 31st December 2009 reflects the full year impact of the 1,803 million shares issued during 2008, the 2,642 million shares that were issued during the first six months of 2009 following conversion in full of the Mandatorily Convertible Notes, and the weighted average impact of the 379 million warrants exercised during 2009. The increase in the number of potential ordinary shares is primarily driven by the warrants issued in 2008 becoming dilutive in 2009 as the average share price exceeded the warrants’ exercise price.

When calculating the diluted earnings per share, the profit attributable to equity holders of the Parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited that would increase the Group’s non-controlling interests on exercise. In addition, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 594 million (2008: 188 million, 2007: 177 million).

Of the total number of employee share options and share awards at 31st December 2009, 97 million were anti-dilutive (2008: 64 million, 2007: nil).

Subsequent to the balance sheet date, the Group continued to make on-market purchases of treasury shares for the purposes of satisfying its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

12 Trading portfolio

	2009 £m	2008 £m

Trading portfolio assets
Treasury and other eligible bills	9,926	4,544
Debt securities	116,594	148,686
Equity securities	19,602	30,535
Traded loans	2,962	1,070
Commodities	2,260	802

Trading portfolio assets	151,344	185,637

Trading portfolio liabilities
Treasury and other eligible bills	(381)	(79)
Debt securities	(44,327)	(44,309)
Equity securities	(6,468)	(14,919)
Commodities	(76)	(167)

Trading portfolio liabilities	(51,252)	(59,474)

As disclosed in Note 51, £8,027m of collateralised loan obligations were reclassified from the trading portfolio to loans and receivables during the year.

Notes to the accounts

For the year ended 31st December 2009

continued

13 Financial assets designated at fair value

Held on own account

	2009 £m	2008 £m
Loans and advances	22,390	30,187
Debt securities	4,007	8,628
Equity securities	6,256	6,496
Other financial assets	8,658	9,231

Financial assets designated at fair value – held on own account	41,311	54,542

The maximum exposure to credit risk on loans and advances designated at fair value at 31st December 2009 was £22,390m (2008: £30,187m). The amount by which related credit derivatives and similar instruments mitigate the exposure to credit risk at 31st December 2009 was £1,416m (2008: £2,084m).

The net loss attributable to changes in credit risk for loans and advances designated at fair value was £2,370m in 2009 (2008: £2,550m). The gains on related credit derivatives was £229m for the year (2008: £519m).

The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value since initial recognition is £5,321m at 31st December 2009 (2008: £2,951m). The cumulative change in fair value of related credit derivatives at 31st December 2009 is £744m (2008: £515m).

Held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	2009 £m	2008 £m
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts	1,257	66,657
Cash and bank balances within the portfolio	422	2,526

Assets held in respect of linked liabilities to customers under investment contracts	1,679	69,183

Liabilities to customers under investment contracts	(1,679)	(69,183)

A portion of the Group’s fund management business in 2008, mostly relating to BGI, takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the investors. In the normal course of business, the Group’s financial interest in such investments is restricted to fees for investment management services.

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

On the balance sheet, the assets are included as ‘Financial assets designated at fair value – held in respect of linked liabilities to customers under investment contracts’. Balances within the portfolio have been included in the Group’s cash balances. The associated obligation to deliver the value of the investments to customers at their fair value on-balance sheet date is included as ‘Liabilities to customers under investment contracts’.

The increase/decrease in fair value arising from the return on the investments and the corresponding increase/decrease in linked liabilities to customers is disclosed in Note 6.

14 Derivative financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in Notes 46 to 49.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

		2009			2008
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December Derivatives held for trading		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,457,271	18,148	(18,019)	1,374,108	44,631	(46,371)
Currency swaps	810,666	26,008	(32,357)	828,983	47,077	(53,116)
OTC options bought and sold	539,976	7,332	(7,321)	426,739	15,405	(14,331)

OTC derivatives	2,807,913	51,488	(57,697)	2,629,830	107,113	(113,818)
Exchange traded futures – bought and sold	2,035	–	–	8,008	–	–
Exchange traded options – bought and sold	28,220	–	–	1,295	–	–

Foreign exchange derivatives	2,838,168	51,488	(57,697)	2,639,133	107,113	(113,818)

Interest rate derivatives
Interest rate swaps	9,408,811	193,133	(179,744)	17,624,591	498,661	(496,292)
Forward rate agreements	4,436,628	3,595	(3,289)	4,377,619	8,853	(8,224)
OTC options bought and sold	5,113,613	63,647	(61,304)	5,598,960	105,743	(101,005)

OTC derivatives	18,959,052	260,375	(244,337)	27,601,170	613,257	(605,521)
Exchange traded futures – bought and sold	547,685	–	–	586,312	–	–
Exchange traded options – bought and sold	272,960	–	–	276,752	–	–
Exchange traded swaps	13,424,261	–	–	9,411,001	–	–

Interest rate derivatives	33,203,958	260,375	(244,337)	37,875,235	613,257	(605,521)

Credit derivatives
Swaps	2,016,796	56,295	(51,780)	4,129,244	184,072	(170,011)

Equity and stock index derivatives
OTC options bought and sold	124,944	13,042	(15,681)	180,157	19,576	(19,998)
Equity swaps and forwards	45,922	2,057	(1,718)	51,267	3,432	(2,819)

OTC derivatives	170,866	15,099	(17,399)	231,424	23,008	(22,817)
Exchange traded futures – bought and sold	57,565	–	–	38,340	–	–
Exchange traded options – bought and sold	130,885	2,631	(2,371)	121,712	5,551	(3,109)

Equity and stock index derivatives	359,316	17,730	(19,770)	391,476	28,559	(25,926)

Commodity derivatives
OTC options bought and sold	92,508	4,262	(4,215)	78,680	6,565	(10,261)
Commodity swaps and forwards	252,621	22,872	(22,012)	407,015	38,316	(35,556)

OTC derivatives	345,129	27,134	(26,227)	485,695	44,881	(45,817)
Exchange traded futures – bought and sold	312,883	2,436	(2,008)	165,564	3,953	(2,745)
Exchange traded options – bought and sold	55,729	180	(200)	54,435	161	(233)

Commodity derivatives	713,741	29,750	(28,435)	705,694	48,995	(48,795)

Derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)	45,740,782	981,996	(964,071)

Notes to the accounts

For the year ended 31st December 2009

continued

14 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

	2009			2008
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December Derivatives held for trading		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Currency swaps	–	–	–	586	–	(271)
Interest rate swaps	79,241	478	(494)	60,669	1,013	(1,011)
Equity options	–	–	–	400	–	(154)
OTC options bought and sold	673	2	–	–	–	–
Forward foreign exchange	2,224	237	(51)	1,871	309	(354)
Exchange traded interest rate swaps	33,534	–	–	20,028	–	–

Derivatives designated as cash flow hedges	115,672	717	(545)	83,554	1,322	(1,790)

Derivatives designated as fair value hedges
Currency swaps	502	10	–	2,666	283	(105)
Interest rate swaps	12,199	357	(459)	14,010	1,052	(357)
Equity options	7,710	53	(56)	259	124	(110)
Forward foreign exchange	5,386	18	(103)	–	–	–
Exchange traded interest rate swaps	32,257	–	–	18,767	–	–

Derivatives designated as fair value hedges	58,054	438	(618)	35,702	1,459	(572)

Derivatives designated as hedges of net investments
Forward foreign exchange	5,321	22	(97)	2,019	4	(76)
Currency swaps	971	–	(137)	3,675	21	(1,563)

Derivatives designated as hedges of net investment	6,292	22	(234)	5,694	25	(1,639)

Derivative assets/(liabilities) held for risk management	180,018	1,177	(1,397)	124,950	2,806	(4,001)

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

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

	2009			2008
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)	45,740,782	981,996	(964,071)
Total derivative assets/(liabilities) held for risk management	180,018	1,177	(1,397)	124,950	2,806	(4,001)

Derivative assets/(liabilities)	39,311,997	416,815	(403,416)	45,865,732	984,802	(968,072)

Derivative assets and liabilities subject to counterparty netting agreements amounted to £343bn (2008: £862bn). Additionally, the Group held £31bn (2008: £55bn) of collateral against the net derivative assets exposure.

14 Derivative financial instruments continued

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
2009
Forecast receivable cash flows	3,304	467	838	837	700	370	92
Forecast payable cash flows	558	51	96	122	145	116	28
2008
Forecast receivable cash flows	2,569	875	586	596	347	127	38
Forecast payable cash flows	974	275	166	175	145	123	90

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is nine years (2008: seven years).

All gains or losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

A loss of £1,478m on hedging instruments was recognised in relation to fair value hedges in net interest income (2008: £2,439m gain). A gain of £1,604m on the hedged items was recognised in relation to fair value hedges in net interest income (2008: £2,423m loss).

Ineffectiveness recognised in relation to cash flow hedges in net interest income was a gain of £21m (2008: £14m gain). Ineffectiveness recognised in relation to hedges of net investment was a loss of £5m (2008: £2m gain).

15 Loans and advances to banks and customers

	2009 £m	2008 £m
Gross loans and advances to banks	41,196	47,758
Less: Allowance for impairment	(61)	(51)

Loans and advances to banks	41,135	47,707
Gross loans and advances to customers	430,959	468,338
Less: Allowance for impairment	(10,735)	(6,523)

Loans and advances to customers	420,224	461,815

Notes to the accounts

For the year ended 31st December 2009

continued

16 Available for sale financial investments

	2009 £m	2008 £m
Debt securities	43,888	58,831
Treasury bills and other eligible bills	5,919	4,003
Equity securities	6,676	2,142

Available for sale financial investments	56,483	64,976

Movement in available for sale financial investments
At beginning of year	64,976	43,072
Exchange and other adjustments	(4,399)	14,275
Acquisitions and transfers	83,915	59,703
Disposals (through sale and redemption)	(88,854)	(50,501)
Gains/(losses) from changes in fair value recognised in equity	1,576	(1,174)
Impairment charge	(670)	(382)
Amortisation charge	(6)	(17)
Business disposals/discontinued operations	(55)	–

At end of year	56,483	64,976

17 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

Amounts included in the balance sheet and reported on a net basis where the Group has the intention and the legal ability to settle net or realise simultaneously were as follows:

a) Reverse repurchase agreements and cash collateral on securities borrowed

Amounts advanced to counterparties under reverse repurchase agreements and cash collateral provided under stock borrowing agreements are treated as collateralised loans receivable. The related securities purchased or borrowed subject to an agreement with the counterparty to repurchase them are not recognised on-balance sheet where the risks and rewards of ownership remain with the counterparty.

	2009 £m	2008 £m
Banks	67,872	55,471
Customers	75,559	74,883
Reverse repurchase agreements and cash collateral held on securities borrowed	143,431	130,354

b) Repurchase agreements and cash collateral on securities lent

Securities that are not recorded on the balance sheet (for example, securities that have been obtained as a result of reverse repurchase and stock borrowing transactions) may also be lent or sold subject to a commitment to repurchase – such securities remain off-balance sheet. In both instances, amounts received from counterparty are treated as liabilities, which at 31st December were as follows:

	2009 £m	2008 £m
Banks	93,692	87,403
Customers	105,089	94,882
Repurchase agreements and cash collateral on securities lent	198,781	182,285

18 Other assets

	2009 £m	2008 £m
Sundry debtors	4,909	4,814
Prepayments	1,010	882
Accrued income	347	483
Reinsurance assets	92	123
Other assets	6,358	6,302

Included in the above are balances of £4,978m (2008: £4,704m) expected to be recovered within no more than 12 months after the balance sheet date and balances of £1,380m (2008: £1,598m) expected to be recovered more than 12 months after the balance sheet date.

Other assets include £3,476m (2008: £3,096m) of receivables which meet the definition of financial assets.

19 Deferred tax

The components of deferred taxes disclosed on the balance sheet are as follows:

	2009 £m	2008 £m
Deferred tax liability	(470)	(304)
Deferred tax asset	2,303	2,668
Net deferred tax	1,833	2,364

Deferred taxes are calculated on all temporary differences under the liability method. Movements on deferred tax assets and liabilities were as follows:

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Pensions and other retirement benefits £m	Allowance for impairment on loans £m	Other provisions £m	Tax losses carried forward £m	Share based payments £m	Other £m	Total £m
Liabilities	(945)	(46)	(368)	–	–	–	–	–	(1,075)	(2,434)
Assets	87	57	246	403	356	532	1,659	342	1,116	4,798
At 1st January 2009	(858)	11	(122)	403	356	532	1,659	342	41	2,364
Income statement	340	(8)	44	(189)	39	15	(785)	50	293	(201)
Equity	–	(21)	(59)	–	–	–	–	156	24	100
Acquisitions and disposals	1	–	–	(5)	(1)	(8)	4	(41)	(98)	(148)
Exchange and other adjustments	(26)	(8)	(2)	10	(15)	(245)	160	(171)	15	(282)

	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833
Liabilities	(660)	(54)	(278)	–	–	–	–	–	(197)	(1,189)
Assets	117	28	139	219	379	294	1,038	336	472	3,022

At 31st December 2009	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833

Liabilities	(803)	(101)	(51)	–	–	–	–	–	(771)	(1,726)
Assets	–	–	44	491	108	377	215	428	671	2,334
At 1st January 2008	(803)	(101)	(7)	491	108	377	215	428	(100)	608
Income statement	124	8	5	(90)	223	(10)	598	(215)	227	870
Equity	–	103	(161)	–	–	–	750	(33)	(13)	646
Acquisitions and disposals	(195)	–	–	–	–	56	–	75	(211)	(275)
Exchange and other adjustments	16	1	41	2	25	109	96	87	138	515

	(858)	11	(122)	403	356	532	1,659	342	41	2,364
Liabilities	(945)	(46)	(368)	–	–	–	–	–	(1,075)	(2,434)
Assets	87	57	246	403	356	532	1,659	342	1,116	4,798

At 31st December 2008	(858)	11	(122)	403	356	532	1,659	342	41	2,364

The amount of deferred tax liability expected to be settled after more than 12 months is £955m (2008: £1,949m).

The amount of deferred tax asset expected to be recovered after more than 12 months is £2,446m (2008: £4,593m).

The deferred tax assets balance includes £197m (2008: £2,139m) which is the excess deferred tax assets over deferred tax liabilities in entities which have suffered a loss in either the current or prior year. This is based on management assessment that it is probable that the relevant entities will have taxable profits against which the temporary differences can be utilised.

Deferred tax assets have not been recognised in respect of deductible temporary differences (gross) of £4m (2008: £9m), unused tax losses (gross) of £8,542m (2008: £4,083m loss) and unused tax credits of £nil (2008: £46m). Tax losses of £8,516m expire in 2029. The other tax losses, tax credits and temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise benefits. The unused tax losses include amounts relating to non-UK branches of Barclays Bank PLC where the future tax benefit might be restricted to the amount in excess of the UK rate.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £738m (2008: £8,429m).

Notes to the accounts

For the year ended 31st December 2009

continued

20 Investments in associates and joint ventures

Share of net assets

	Associates		Joint ventures		Total
.	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m

At beginning of year	175	90	166	287	341	377
Share of results before tax	21	25	21	(6)	42	19
Share of tax	(2)	(3)	(6)	(2)	(8)	(5)

Share of post-tax results	19	22	15	(8)	34	14
Dividends paid	–	–	(1)	–	(1)	–
New investments	198	6	1	27	199	33
Acquisitions	38	62	3	1	41	63
Disposals	(58)	(20)	(14)	(117)	(72)	(137)
Exchange and other adjustments	(122)	15	2	(24)	(120)	(9)

At end of year	250	175	172	166	422	341

Goodwill included above:

	Associates		Joint ventures		Total
.	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Cost

At beginning of year	–	–	31	27	31	27
Acquisitions	19	–	–	–	19	–
Exchange and other adjustments	(1)	–	(1)	4	(2)	4

At end of year	18	–	30	31	48	31

The Group holds investments in associates listed on the Johannesburg Stock Exchange: Pinnacle Point Group Limited, Blue Financial Services Limited (acquired during 2009) and Sekunjalo Investments Limited (acquired during 2009). The fair value of the Group’s investment in these associates is £15m (2008: £60m). Ambit Properties Limited was disposed during 2009 (2008: fair value of £51m).

Aggregate cash consideration paid for additional investments in associates and joint ventures was £82m (2008: £96m), which also included New China Trust. Additional investments for non-cash consideration, include Barclays Vida y Pensiones Compañía de Seguros (£69m) and associates held by Crescent Real Estate Holdings LLC (£89m).

Summarised financial information for the Group’s associates and joint ventures is set out below:

	2009		2008
.	Associates £m	Joint ventures £m	Associates £m	Joint ventures £m
Property, plant and equipment	1,174	98	788	104
Financial investments	772	6	124	–
Trading portfolio assets	426	–	–	–
Loans to banks and customers	712	3,124	271	2,883
Other assets	1,855	293	1,343	418

Total assets	4,939	3,521	2,526	3,405
Deposits from banks and customers	2,200	2,751	1,376	2,207
Trading portfolio liabilities	370	107	–	–
Other liabilities	1,666	380	985	890
Shareholders’ equity	703	283	165	308

Total liabilities and shareholders’ equity	4,939	3,521	2,526	3,405
Net income	1,022	391	859	357
Operating expenses	(1,045)	(342)	(732)	(364)

(Loss)/profit before tax	(23)	49	127	(7)

(Loss)/profit after tax	(96)	30	52	(11)
The amounts included above, which include the entire assets, liabilities and net income of the investees, not just the Group’s share, are based on accounts made up to 31st December 2009 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

The Group’s share of commitments and contingencies of its associates and joint ventures is £5m (2008: £nil).

21 Goodwill

	2009 £m	2008 £m

Net book value
At beginning of year	7,625	7,014
Acquisitions	63	400
Business disposals/discontinued operations	(1,503)	(10)
Impairment charge	(1)	(112)
Exchange and other adjustments	48	333

At end of year	6,232	7,625

Goodwill is allocated to business operations according to business segments identified by the Group under IFRS 8, as follows:

	2009 £m	2008 [a] £m
UK Retail Banking	3,146	3,139
Barclays Commercial Bank	22	10
Barclaycard	525	413
GRCB – Western Europe	886	948
GRCB – Emerging Markets	39	49
GRCB – Absa	1,116	1,084
Barclays Capital	107	95
Barclays Global Investors	–	1,496
Barclays Wealth	391	391

Goodwill	6,232	7,625

The goodwill disposal relates to Barclays Global Investors. During 2009, the allocation of balances has been updated to reflect certain changes in the business structure.

Goodwill is reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount.

Impairment testing of goodwill

The recoverable amount of each operation’s goodwill is based on value-in-use or fair value less costs to sell calculations. The calculations are based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the cash generating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance.

At 31st December 2009, the goodwill allocated to UK Retail Banking was £3,146m (2008: £3,139m) including £3,130m (2008: £3,130m) relating to Woolwich, the goodwill allocated to GRCB – Absa was £1,116m (2008: £1,084m) and the goodwill allocated to Barclays Global Investors was £nil (2008: £1,496m). The remaining aggregate of goodwill of £1,986m (2008: £1,915m) consists of balances relating to multiple business operations which are not considered individually significant.

Key assumptions used in impairment testing for significant goodwill

UK Retail Banking

The recoverable amount of UK Retail Banking has been determined based on a value in use calculation. The calculation uses cash flow predictions based on financial budgets approved by management covering a three-year period, with a terminal growth rate of 3% applied thereafter. The forecast cash flows have been discounted at a rate of 14%. The recoverable amount exceeded the carrying amount including goodwill by £1.2bn. A one percentage point change in the discount rate or the terminal growth rate would reduce the recoverable amount by £0.7bn and £0.5bn respectively. A reduction in the forecast cash flows of 5% per annum would reduce the recoverable amount by £0.4bn.

Global Retail and Commercial Banking – Absa

The recoverable amount of GRCB – Absa has been determined based on a value in use calculation. The calculation uses cash flow predictions based on financial budgets approved by management covering a three year period, with a terminal growth rate of 6% applied thereafter. The forecast cash flows have been discounted at a rate of 14%. The result of the impairment test is not sensitive to reasonably possible changes in key assumptions.

Barclays Global Investors

All of the goodwill in Barclays Global Investors has been disposed of following the sale of this business to BlackRock, Inc on 1st December 2009. The value of the goodwill was recovered in full as a result of the transaction.

Note

a	Figures have been restated for the transfer of Barclays Russia from GRCB – Emerging Markets to GRCB – Western Europe.

Notes to the accounts

For the year ended 31st December 2009

continued

22 Intangible assets

	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m

2009
Cost
At 1st January 2009	721	328	261	155	1,565	173	426	3,629
Acquisitions and disposals of subsidiaries	–	–	–	–	1	–	109	110
Disposal of discontinued operations	(66)	–	–	(2)	–	–	(32)	(100)
Additions/disposals	264	(36)	–	–	–	–	11	239
Exchange and other adjustments	44	(55)	40	22	(45)	(9)	(52)	(55)

At 31st December 2009	963	237	301	175	1,521	164	462	3,823

Accumulated amortisation and impairment
At 1st January 2009	(284)	(69)	(52)	(55)	(172)	(116)	(104)	(852)
Disposal of discontinued operations	25	–	–	2	–	–	8	35
Disposals	12	4	–	–	–	–	–	16
Amortisation charge	(190)	(29)	(22)	(17)	(136)	(13)	(54)	(461)
Impairment charge	(11)	–	–	(6)	–	–	(10)	(27)
Exchange and other adjustments	(17)	36	(8)	(8)	(10)	12	24	29

At 31st December 2009	(465)	(58)	(82)	(84)	(318)	(117)	(136)	(1,260)

Net book value	498	179	219	91	1,203	47	326	2,563

2008
Cost
At 1st January 2008	388	188	244	149	524	126	161	1,780
Acquisitions and disposals of subsidiaries	–	127	17	6	992	–	210	1,352
Additions/disposals	274	5	–	–	–	–	3	282
Exchange and other adjustments	59	8	–	–	49	47	52	215

At 31st December 2008	721	328	261	155	1,565	173	426	3,629

Accumulated amortisation and impairment
At 1st January 2008	(163)	(57)	(37)	(38)	(101)	(64)	(38)	(498)
Disposals	11	7	–	–	–	–	–	18
Amortisation charge	(86)	(33)	(14)	(15)	(62)	(22)	(59)	(291)
Impairment release	3	–	–	–	–	–	–	3
Exchange and other adjustments	(49)	14	(1)	(2)	(9)	(30)	(7)	(84)

At 31st December 2008	(284)	(69)	(52)	(55)	(172)	(116)	(104)	(852)

Net book value	437	259	209	100	1,393	57	322	2,777

Of the amortisation charge for the year, £447m (2008: £276m) relates to continuing operations.

The impairment release detailed above has been included within other operating expenses.

23 Property, plant and equipment

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m

2009
Cost
At 1st January 2009	–	3,624	3,944	304	7,872
Acquisitions and disposals of subsidiaries	978	171	5	–	1,154
Disposal of discontinued operations	–	(120)	(99)	–	(219)
Additions/disposals	137	233	387	(37)	720
Change in fair value of investment properties	6	–	–	–	6
Fully depreciated assets written off	–	(6)	(17)	–	(23)
Exchange and other adjustments	86	(72)	(23)	(201)	(210)

At 31st December 2009	1,207	3,830	4,197	66	9,300

Accumulated depreciation and impairment
At 1st January 2009	–	(1,011)	(2,144)	(43)	(3,198)
Acquisitions and disposals of subsidiaries	–	–	2	–	2
Disposal of discontinued operations	–	33	64	–	97
Depreciation charge	–	(201)	(565)	(20)	(786)
Impairment charge	–	(32)	(2)	–	(34)
Disposals	–	46	97	1	144
Fully depreciated assets written off	–	6	17	–	23
Exchange and other adjustments	–	31	2	45	78

At 31st December 2009	–	(1,128)	(2,529)	(17)	(3,674)

Net book value	1,207	2,702	1,668	49	5,626

2008
Cost
At 1st January 2008	–	2,451	2,995	413	5,859
Acquisitions and disposals of subsidiaries	–	992	218	–	1,210
Additions/disposals	–	8	570	(109)	469
Fully depreciated assets written off	–	(15)	(7)	–	(22)
Exchange and other adjustments	–	188	168	–	356

At 31st December 2008	–	3,624	3,944	304	7,872

Accumulated depreciation and impairment
At 1st January 2008	–	(1,044)	(1,804)	(15)	(2,863)
Acquisitions and disposals of subsidiaries	–	(8)	(12)	–	(20)
Depreciation charge	–	(124)	(475)	(31)	(630)
Impairment charge	–	–	(33)	–	(33)
Disposals	–	168	185	3	356
Fully depreciated assets written off	–	15	7	–	22
Exchange and other adjustments	–	(18)	(12)	–	(30)

At 31st December 2008	–	(1,011)	(2,144)	(43)	(3,198)

Net book value	–	2,613	1,800	261	4,674

Of the depreciation charge for the year £759m (2008: £606m) relates to continuing operations.

The fair value of Barclays investment property is based on valuations supported by appropriately qualified independent valuers.

Leased assets represent assets leased to customers under operating leases.

Certain of the Group’s equipment is held on finance leases, see Note 37.

Notes to the accounts

For the year ended 31st December 2009

continued

24 Financial liabilities designated at fair value

	2009		2008
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	72,191	77,636	61,297	69,197
Deposits	6,275	6,544	10,518	10,109
Other	7,736	8,811	5,077	6,761
Financial liabilities designated at fair value	86,202	92,991	76,892	86,067

At 31st December 2009, the own credit adjustment arose from the fair valuation of £61.5bn of Barclays Capital structured notes (2008: £54.5bn). The movement in Barclays credit spreads in the year affected the fair value of these notes and as a result revaluation losses of £1,820m were recognised in trading income (2008: £1,663m gains).

The cumulative own credit net gain that has been recognised on issued notes is £501m at 31st December 2009 (2008: £2,321m).

25 Other liabilities

	2009 £m	2008 £m
Accruals and deferred income	6,007	6,495
Sundry creditors	5,972	6,049
Obligations under finance leases (Note 37)	122	96
Other liabilities	12,101	12,640

Included in the above are balances of £10,966m (2008: £11,068m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,135m (2008: £1,572m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income includes £108m (2008: £101m) for the Group’s estimated share of levies that will be raised by the Financial Services Compensation Scheme (FSCS). The provision is based on estimates of the Group’s market participation in the relevant charging periods and the interest FSCS will pay on the facilities provided by HM Treasury in support of its obligations to depositors of banks declared in default. The total of these facilities is understood to be some £20bn.

While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of shortfall, such that the FSCS may place additional levies on FSCS participants. It is not currently possible to estimate the amount of potential additional levies, or the Group’s share, which is expected to be based on a future level of market participation, or the effect that such levies may have upon operating results in any particular financial period.

26 Insurance assets and liabilities

Insurance assets

Reinsurance assets are £92m (2008: £123m) and relate principally to the Group’s long-term business. Reinsurers’ share of provisions relating to the Group’s short-term business are £7m (2008: £32m). The reinsurance assets expected to be recovered after more than one year are £85m (2008: £91m).

Insurance contract liabilities including unit-linked liabilities

Insurance liabilities comprise the following:

	2009 £m	2008 £m
Insurance contract liabilities:
– linked liabilities	139	125
– non-linked liabilities	1,886	1,908
Provision for claims	115	119

Insurance contract liabilities including unit-linked liabilities	2,140	2,152

Insurance contract liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £132m (2008: £73m).

26 Insurance assets and liabilities continued

Movements in insurance liabilities and reinsurance assets

Movements in insurance assets and insurance contract liabilities were as follows:

		2009			2008
	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m

At beginning of year	2,152	(123)	2,029	3,903	(157)	3,746
Change in year	(12)	31	19	(1,751)	34	(1,717)
At end of year	2,140	(92)	2,048	2,152	(123)	2,029

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

Changes in assumptions

There have been no changes in assumptions in 2009 that have had a material effect on the financial statements.

Uncertainties associated with cash flows related to insurance contracts and risk management activities

The assumptions used to determine uncertainties in cash flows and the processes used to manage risk were as follows:

Long-term insurance contracts (linked and non-linked)

For long-term insurance contracts where death is the insured risk, the most significant factors that could affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity.

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

	2009		2008
	Change in variable %	Net profit after tax impact £m	Change in variable %	Net profit after tax impact £m

Long-term insurance contracts:
Improving mortality (annuitants only)	10	–	10	1
Worsening of mortality (assured lives only)	10	14	10	20
Worsening of base renewal expense level	20	11	20	19
Worsening of expense inflation rate	10	3	10	1

Short-term insurance contracts:
Worsening of claim expense assumptions	10	5	10	3

Any change in net profit after tax would result in a corresponding increase or decrease in shareholders’ equity.

The above analyses are based on a change in a single assumption while holding all other assumptions constant. In practice this is unlikely to occur.

Notes to the accounts

For the year ended 31st December 2009

continued

26 Insurance assets and liabilities continued

Options and guarantees

The Group’s insurance contracts do not contain options or guarantees that give rise to material risk.

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

	2009				2008
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by product type
Long-term insurance contracts	13,405	(1,547)	11,858	19,193	(3,591)	15,602
Short-term insurance contracts	49,359	(4,145)	45,214	36,228	(2,735)	33,493
Total benefits insured	62,764	(5,692)	57,072	55,421	(6,326)	49,095

Total benefits insured by geographic location
United Kingdom	5,727	(363)	5,364	8,120	(525)	7,595
Other European Union	1,724	(20)	1,704	6,519	(2,305)	4,214
Africa	55,313	(5,309)	50,004	40,782	(3,496)	37,286
Total benefits insured	62,764	(5,692)	57,072	55,421	(6,326)	49,095

Reinsurer credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover on any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net insurance reserves include a margin to reflect reinsurer credit risk.

27 Subordinated liabilities

Subordinated liabilities, which are all issued by Barclays Bank PLC (‘The Bank’) or other subsidiaries of the Group, include accrued interest and comprise dated and undated loan capital as follows:

		2009 £m	2008 £m
Undated loan capital		8,148	13,673
Dated loan capital		17,668	16,169
		25,816	29,842

Undated loan capital
	Notes	2009 £m	2008 £m
Non-convertible
Barclays Bank PLC
6% Callable Perpetual Core Tier One Notes	a,p	424	487
6.86% Callable Perpetual Core Tier One Notes (US$1,000m)	a,p	784	1,118
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	b,q	560	652
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	c,r	928	1,109
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	m,ac	567	600
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1,250m)	n,ad	866	1,055
14% Step-up Callable Perpetual Reserve Capital Instruments	e,s	2,608	2,514
Junior Undated Floating Rate Notes (US$121m)	d,t	75	83
7.7% Undated Subordinated Notes (US$99m, 2008: US$2,000m)	o,af	65	1,644
Undated Floating Rate Primary Capital Notes Series 3	d,u	145	147
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	f,v	95	232
9% Permanent Interest Bearing Capital Bonds	g,w	43	120
8.25% Undated Subordinated Notes	o,ae	152	1,092
7.125% Undated Subordinated Notes	h,x	180	620
6.875% Undated Subordinated Notes	i,y	151	729
6.375% Undated Subordinated Notes	j,z	147	526
6.125% Undated Subordinated Notes	k,aa	220	666
6.5% Undated Subordinated Notes (FFr 1,000m)		–	151
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	l,ab	55	51
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	l,ab	83	77

Undated loan capital – non-convertible		8,148	13,673

27 Subordinated liabilities continued

Security and subordination

None of the undated loan capital is secured.

The Junior Undated Floating Rate Notes (the Junior Notes) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the TONs) and the 5.3304%, 5.926%, 6.3688%, 7.434% and 14% Step-up Callable Perpetual Reserve Capital Instruments (the RCIs) (such issues, excluding the TONs and the RCIs, being the Undated Notes and Loans).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

Interest

Notes

a)	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

b)	These RCIs bear a fixed rate of interest until 2036. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

c)	These RCIs bear a fixed rate of interest until 2016. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

d)	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

e)	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

f)	These Bonds bear a fixed rate of interest until 2021. After that date, in the event that the Bonds are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

g)	The interest rate on these Bonds is fixed for the life of this issue.

h)	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

i)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

j)	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

k)	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l)	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

m)	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

n)	These RCIs bear a fixed rate of interest until 2017. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

o)	These Notes bear a fixed rate of interest until 2018. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance, based on London interbank rates.

Notes to the accounts

For the year ended 31st December 2009

continued

27 Subordinated liabilities continued

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds, 7.7% Undated Subordinated Notes and 8.25% Undated Subordinated Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

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

The Bank may elect to defer any payment of interest on the RCIs (b, c, e, m and n above). Any such deferred payment of interest must be paid on the earlier of (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of e above only, substitution. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

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

Repayment

Notes

p)	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

q)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2036.

r)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2016.

s)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2019.

t)	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

u)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date.

v)	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

w)	These Bonds are repayable, at the option of the Bank, in whole at any time.

x)	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

y)	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

z)	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

aa)	These Notes are repayable, at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

ab)	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

ac)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2019.

ad)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2017.

ae)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date falling in or after December 2018.

af)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date falling in or after April 2018.

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

27 Subordinated liabilities continued

Dated loan capital

Dated loan capital is issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base by Barclays Bank Spain SA (Barclays Spain), Barclays Bank of Botswana Ltd (BBB), Barclays Bank Zambia PLC (Barclays Zambia) and Barclays Bank of Kenya (Barclays Kenya) to enhance their respective capital bases and by Absa and Barclays Bank of Ghana Ltd (BBG) for general corporate purposes. It comprises:

	Notes	2009 £m	2008 £m
Non-convertible
Barclays Bank PLC
7.4% Subordinated Notes 2009 (US$400m)		–	275
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)		–	31
12% Unsecured Capital Loan Stock 2010	a	27	27
5.75% Subordinated Notes 2011 (€1,000m)	a	853	943
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	a	246	260
5.015% Subordinated Notes 2013 (US$150m)	a	99	112
4.875% Subordinated Notes 2013 (€750m)	a	693	750
Callable Floating Rate Subordinated Notes 2015 (US$1,500m)	b,j	927	1,031
4.38% Fixed Rate Subordinated Notes 2015 (US$75m)	a	51	88
4.75% Fixed Rate Subordinated Notes 2015 (US$150m)	a	103	81
Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m)	b,j	463	514
Callable Floating Rate Subordinated Notes 2016 (€ 1,250m)	b,j	1,115	1,211
Callable Floating Rate Subordinated Notes 2017 (US$500m)	b,j	309	343
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	g,j	107	109
Floating Rate Subordinated Step-up Callable Notes 2017 (US$1,500m)	b,j	926	1,029
Floating Rate Subordinated Step-up Callable Notes 2017 (€1,500m)	b,j	1,337	1,444
6.05% Fixed Rate Subordinated Notes 2017 (US$2,250m)	a	1,505	1,856
Floating Rate Subordinated Notes 2018 (€40m)	b	36	38
6% Fixed Rate Subordinated Notes due 2018 (€1,750m)	a	1,641	1,767
CMS-Linked Subordinated Notes due 2018 (€100m)	b	92	100
CMS-Linked Subordinated Notes due 2018 (€135m)	b	124	135
Floating Rate Subordinated Notes 2019 (€50m)	b	43	47
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	h	915	984
9.5% Subordinated Bonds 2021(ex-Woolwich plc)	a	276	298
Subordinated Floating Rate Notes 2021 (€100m)	b	87	94
10% Fixed Rate Subordinated Notes 2021	a	2,022	–
10.179% Fixed Rate Subordinated Notes 2021 (US$ 1,521m)	a	942	–
Subordinated Floating Rate Notes 2022 (€50m)	b	45	49
Subordinated Floating Rate Notes 2023 (€50m)	b	45	48
Fixed/Floating Rate Subordinated Callable Notes 2023	m,j	568	571
5.75% Fixed Rate Subordinated Notes 2026	a	631	690
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	i	105	128
6.33% Subordinated Notes 2032	a	52	53
Subordinated Floating Rate Notes 2040 (€100m)	b	89	96
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2011 (€ 11m)	b	4	11
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)		–	240
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	c,j	95	85
Subordinated Callable Notes 2015 (ZAR 400m)	d,j	36	30
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	e,j	129	115
Subordinated Callable Notes 2018 (ZAR 1,886m)	d,j	173	144
8.8% Subordinated Fixed Rate Callable Notes 2019 (ZAR 1,725m)	n,j	143	146
Subordinated Callable Notes 2019 (ZAR 3,000m)	d,j	268	–
8.1% Subordinated Callable Notes 2020 (ZAR 2,000m)	f,j	160	130
Subordinated Callable Notes 2028 (ZAR 1,500m)	d,j	127	–
Barclays Bank of Ghana Ltd (BBG)
14% Fixed Rate BBG Subordinated Callable Notes 2016 (GHC 10m)	a,j	4	5
Barclays Bank of Kenya (Barclays Kenya)
Floating Rate Subordinated Notes 2014 (KES 968m)	o	8	8
Floating Rate Subordinated Notes 2015 (KES 740m)	o	6	6
Fixed Rate Subordinated Notes 2015 (KES 1,260m)	a	10	12
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2016 (ZMK 49,232m)	p	6	–

Dated loan capital – non-convertible		17,643	16,134

Notes to the accounts

For the year ended 31st December 2009

continued

27 Subordinated liabilities continued

	Notes		2009 £m	2008 £m
Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Fixed Rate Capital Notes 2014 (BWP 190m)	j,k	)	18	17
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 49,086m)	j,l	)	7	7
Absa
Redeemable cumulative option-holding preference shares (ZAR 147m)			–	11
Dated loan capital convertible			25	35
Total dated loan capital			17,668	16,169

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa rank ahead of the interests of holders of their equity and the dated loan capital has been issued on the basis that the claims thereunder are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

a)	The interest rates on these Notes are fixed for the life of those issues.

b)	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

c)	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

d)	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

e)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

f)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

g)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

h)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

i)	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

j)	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

k)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

l)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

m)	These Notes bear a fixed rate of interest until 2018. After that date in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

n)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

o)	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Kenya Treasury Bill rates.

p)	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Zambia Treasury Bill rates.

27 Subordinated liabilities continued

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank were registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa, which were made in non-US markets, have not been so registered.

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2009 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior notification to the FSA, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the South African Registrar of Banks.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

28 Provisions

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m
At 1st January 2009	50	118	109	258	535
Acquisitions and disposals of subsidiaries	–	(2)	1	(6)	(7)
Exchange and other adjustments	–	4	2	–	6
Additions	51	269	119	125	564
Amounts used	(27)	(201)	(21)	(142)	(391)
Unused amounts reversed	(8)	(26)	(48)	(37)	(119)
Amortisation of discount	2	–	–	–	2

At 31st December 2009	68	162	162	198	590

At 1st January 2008	64	82	475	209	830
Acquisitions and disposals of subsidiaries	9	(9)	–	(1)	(1)
Exchange and other adjustments	2	–	63	15	80
Additions	12	269	461	102	844
Amounts used	(41)	(213)	(794)	(42)	(1,090)
Unused amounts reversed	–	(11)	(96)	(25)	(132)
Amortisation of discount	4	–	–	–	4

At 31st December 2008	50	118	109	258	535

Provisions expected to be recovered or settled within no more than 12 months after 31st December 2009 were £466m (2008: £333m).

Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

29 Securitisations

The Group was party to securitisation transactions involving its residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, or interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, or to a trust which then transfers its beneficial interests to a special purpose entity, which then issues floating rate debt securities to third-party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

Notes to the accounts

For the year ended 31st December 2009

continued

29 Securitisations continued

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset on the balance sheet:

	2009		2008
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers
Residential mortgage loans	10,374	(10,738)	12,754	(13,172)
Credit card receivables	1,288	(1,288)	1,888	(2,109)
Other personal lending	94	(124)	212	(256)
Wholesale and corporate loans and advances	4,835	(5,999)	7,702	(8,937)

Total	16,591	(18,149)	22,556	(24,474)

Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	26		316

Balances included within loans and advances to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The excess of total associated liabilities over the carrying amount of assets primarily reflects timing differences in the receipt and payment of cash flows, and foreign exchange movements where the assets and associated liabilities are denominated in different currencies.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The total amount of the loans was £14,795m (2008: £31,734m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

30 Retirement benefit obligations

Pension schemes

The UK Retirement Fund (UKRF), which is the main scheme of the Group, amounting to 93% of all the Group’s schemes in terms of benefit obligations, comprises ten sections.

The 1964 Pension Scheme

Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State pension age.

The Retirement Investment Scheme (RIS)

A defined contribution plan for most joiners between July 1997 and 1st October 2003. This was closed to new entrants on 1st October 2003 and the large majority of existing members of the RIS transferred to Afterwork in respect of future benefit accrual with effect from 1st January 2004. There are no longer any active members of the RIS.

The Pension Investment Plan (PIP)

A defined contribution plan created from 1st July 2001 to provide benefits for employees of Barclays Capital.

Afterwork

Combines a contributory cash balance element with a voluntary defined contribution element. The majority of new employees outside of Barclays Capital since 1st October 2003 are eligible to join Afterwork. In addition, the large majority of active members of the RIS (now closed) were transferred to Afterwork in respect of future benefit accrual after 1st January 2004.

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

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the ten sections. From November 2008, members were given the option to contribute by way of salary sacrifice to the UKRF.

On 10th September 2009, the Trust Deed was amended such that with effect from 1st April 2010 the following sections of the UKRF will close to the accrual of future pension benefits: 1964 Pension Scheme; AP89 Section; 1951 Fund Section; Mercantile Section; Career Average Section; and CCS Section. Members of these sections will be eligible to accrue future service pension benefits in either Afterwork or PIP from 1st April 2010. This gave rise to the recognition of a curtailment gain during the year of £487m, the recognition of actuarial losses of £79m and an additional cost of £37m included in other staff costs.

30 Retirement benefit obligations continued

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and all relevant legislations. The Corporate Trustee is Barclays Pension Funds Trustees Limited (BPFTL), a private limited company incorporated on 20th December 1990 and is a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, and three are Member Nominated Directors. In addition there are three Alternate Management Directors and three Alternate Member Nominated Directors. Member Nominated Directors are selected from those eligible active staff and pensioner members who apply to be considered for the role.

The Pensions Act 2004 (the Act) requires corporate trustees to take responsibility for making arrangements for the nomination and selection of Member Nominated Directors (MNDs). A formal procedure has been in place since 1st September 2007, which is fully compliant with the legal requirements and reflects best practice. Eligibility for nomination and selection is open to all members of the UKRF but excludes those in receipt of solely spouses, civil partners, dependants or ex-spouse participants pensions, deferred pensioners and members with eligibility for death benefits only.

Under the Act, the Bank and the Trustee must agree on the funding rate, including a recovery plan to fund any deficit against the scheme specific statutory funding objective. The first ongoing funding valuation to be completed under this legislation was carried out as at 30th September 2007.

There are other pension schemes (both defined benefit and defined contribution) in the UK and overseas. The same principles of pension governance applies to UK based schemes, although different legislation covers overseas schemes where, in most cases, the Bank has the power to determine the funding rate.

The following tables present an analysis of defined benefit obligation and fair value of plan assets for all the Group’s pension schemes and post-retirement benefits (the latter are unfunded) and present the amounts recognised in the income statement including those related to post-retirement health care.

	2009			2008			2007
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m

Income statement charge
Current service cost	281	10	291	299	2	301	332	2	334
Interest cost	992	9	1,001	991	8	999	905	8	913
Expected return on scheme assets	(935)	–	(935)	(1,175)	–	(1,175)	(1,074)	–	(1,074)
Recognised actuarial (gain)/loss	96	–	96	(23)	(1)	(24)	(1)	–	(1)
Past service cost	6	–	6	2	(8)	(6)	20	–	20
Curtailment or settlements	(473)	–	(473)	(5)	–	(5)	(32)	–	(32)

Total included in staff costs	(33)	19	(14)	89	1	90	150	10	160

Staff costs are included in other operating expenses. Of the other post retirement benefit costs £16m relate to continuing operations (2008: £1m, 2007: £9m).

	2009							2008
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Benefit obligation at beginning of the year	(14,395)	(1,220)	(43)	(125)	(15,783)	(16,563)	(913)	(60)	(98)	(17,634)
Current service cost	(254)	(27)	(1)	(9)	(291)	(276)	(23)	–	(2)	(301)
Interest cost	(941)	(51)	(3)	(6)	(1,001)	(946)	(45)	(3)	(5)	(999)
Past service cost	(1)	–	–	–	(1)	(2)	(11)	7	–	(6)
Curtailments or settlements	482	(7)	–	1	476	7	2	–	–	9
Actuarial (loss)/gain	(4,757)	(33)	(3)	7	(4,786)	2,807	–	11	(5)	2,813
Contributions by plan participants	(2)	(5)	–	–	(7)	(20)	(3)	–	–	(23)
Benefits paid	659	58	1	6	724	598	42	2	9	651
Business disposals	–	9	–	6	15	–	–	–	–	–
Exchange and other adjustments	–	(1)	(16)	25	8	–	(269)	–	(24)	(293)

Benefit obligation at end of the year	(19,209)	(1,277)	(65)	(95)	(20,646)	(14,395)	(1,220)	(43)	(125)	(15,783)

Notes to the accounts

For the year ended 31st December 2009

continued

30 Retirement benefit obligations continued

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	2009 £m	2008 £m
Unfunded obligations	(288)	(297)
Wholly or partly funded obligations	(20,358)	(15,486)

Total	(20,646)	(15,783)

Change in plan assets

			2009					2008
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Fair value of plan assets at beginning of the year	13,537	959	–	–	14,496	17,231	796	–	–	18,027
Expected return on plan assets	904	31	–	–	935	1,134	41	–	–	1,175
Employer contribution	525	76	1	6	608	336	71	2	9	418
Settlements	–	(2)	–	–	(2)	–	(2)	–	–	(2)
Contributions by plan participants	2	5	–	–	7	20	3	–	–	23
Actuarial gain/(loss)	1,424	(8)	–	–	1,416	(4,534)	(121)	–	–	(4,655)
Benefits paid	(659)	(58)	(1)	(6)	(724)	(598)	(42)	(2)	(9)	(651)
Business disposals	–	(6)	–	–	(6)	–	–	–	–	–
Exchange and other adjustments	(58)	28	–	–	(30)	(52)	213	–	–	161

Fair value of plan assets at the end of the year	15,675	1,025	–	–	16,700	13,537	959	–	–	14,496

Amounts recognised on-balance sheet

The pension and post-retirement benefit assets and liabilities recognised on the balance sheet are as follows:

			2009					2008
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at end of period	(19,209)	(1,277)	(65)	(95)	(20,646)	(14,395)	(1,220)	(43)	(125)	(15,783)
Fair value of plan assets at end of period	15,675	1,025	–	–	16,700	13,537	959	–	–	14,496
Net deficit	(3,534)	(252)	(65)	(95)	(3,946)	(858)	(261)	(43)	(125)	(1,287)
Unrecognised actuarial losses/(gains)	3,087	158	(7)	10	3,248	(167)	150	(11)	23	(5)

Net recognised liability	(447)	(94)	(72)	(85)	(698)	(1,025)	(111)	(54)	(102)	(1,292)
Recognised assets [a]	–	71	–	–	71	–	65	–	–	65
Recognised liability	(447)	(165)	(72)	(85)	(769)	(1,025)	(176)	(54)	(102)	(1,357)

Net recognised liability	(447)	(94)	(72)	(85)	(698)	(1,025)	(111)	(54)	(102)	(1,292)

The UKRF funded status, as measured using the IAS 19 assumptions detailed below, has decreased from a deficit of £0.9bn at 31st December 2008 to a deficit of £3.5bn at 31st December 2009. The most significant reasons for this change were the decrease in AA corporate bond yields which resulted in a lower discount rate of 5.61% (31st December 2008: 6.75%) and an increase in the long-term inflation assumption to 3.76% (31st December 2008: 3.16%). The impact of the change in assumptions was partially offset by a one-off curtailment credit resulting from the closure of the UK final salary pension schemes to existing members, better than expected asset performance, and contributions paid in excess of the pension expense.

Note

a	Included within other assets.

30 Retirement benefit obligations continued

Assumptions

Obligations arising under defined benefit schemes are actuarially valued using the projected unit credit method. Under this method, where a defined benefit scheme is closed to new members, such as in the case of the 1964 Pension Scheme, the current service cost expressed as a percentage of salary is expected to increase in the future, although this higher rate will be applied to a decreasing payroll. The latest actuarial IFRS valuations were carried out as at 31st December using the following assumptions:

	UK schemes		Overseas schemes
	2009 % p.a.	2008 % p.a.	2009 % p.a.	2008 % p.a.
Discount rate	5.61	6.75	7.53	7.09
Rate of increase in salaries	4.26	3.66	5.49	5.93
Inflation rate	3.76	3.16	3.78	3.98
Rate of increase for pensions in payment	3.56	3.06	3.27	3.17
Rate of increase for pensions in deferment	3.76	3.16	2.81	4.37
Initial health care inflation	7.00	8.00	8.50	9.00
Long-term health care inflation	5.00	5.00	5.00	5.01
Expected return on plan assets	6.70	6.80	7.44	7.95

The expected return on plan assets assumption is weighted on the basis of the fair value of these assets. Health care inflation assumptions are weighted on the basis of the health care cost for the period. All other assumptions are weighted on the basis of the defined benefit obligation at the end of the period.

The UK Schemes discount rate assumption is based on a liability-weighted rate derived from an AA corporate bond yield curve.

The overseas health care inflation assumptions relate to the US.

Mortality assumptions

The post-retirement mortality assumptions used in valuing the liabilities of the UKRF were based on the standard 2000 series tables as published by the Institute and Faculty of Actuaries. These tables are considered to be most relevant to the population of the UKRF based on their mortality history. These were then adjusted in line with the actual experience of the UKRF’s own pensioners relative to the standard table. An allowance has been made for future mortality improvements based on the medium cohort projections published by the Continuous Mortality Investigation Bureau subject to a floor of 1% pa on future improvements. On this basis the post-retirement mortality assumptions for the UKRF includes:

	2009	2008	2007	2006	2005
Longevity at 60 for current pensioners (years)
– Males	27.5	27.4	26.7	25.8	25.8
– Females	28.7	28.5	27.9	29.5	29.5
Longevity at 60 for future pensioners currently aged 40 (years)
– Males	29.6	29.5	28.0	27.1	27.1
– Females	30.6	30.5	29.1	30.7	30.6

Sensitivity analysis

Sensitivity analysis for each of the principal assumptions used to measure the benefit obligation of the UKRF are as follows:

	Impact on UKRF benefit obligation
	(Decrease)/ Increase %	(Decrease)/ Increase £bn
0.5% increase to:
– Discount rate	(8.5)	(1.6)
– Rate of inflation	7.7	1.5
1 year increase to longevity at 60	2.5	0.5

Following the amendment to the UKRF Trust Deed on 10th September 2009, the UKRF benefit obligation is not sensitive to future salary growth.

Notes to the accounts

For the year ended 31st December 2009

continued

30 Retirement benefit obligations continued

Post-retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would have the following effects for 2009:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligation	13	(11)

Assets

A long-term strategy has been set for the asset allocation of the UKRF which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others.

The long-term strategy ensures that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term strategy within control ranges agreed with the Trustees from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis. The expected return on asset assumptions overall have been based on the portfolio of assets created after allowing for the net impact of the derivatives on the risk and return profile of the holdings.

During the second half of 2009, an investment de-risking programme was agreed for the UKRF between the Bank and the Trustee in order to achieve a better matching between assets and liabilities and to reduce the investment risk profile of the plan. This involved a partial sale of physical equities and purchase of index-linked gilts.

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return at 31st December 2009 and 31st December 2008 were as follows:

	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %
2009
Equities	4,236	27	8.6	400	39	7.8	4,636	28	8.5
Bonds	8,787	56	4.9	387	38	6.0	9,174	55	4.9
Property	1,186	8	7.0	20	2	12.6	1,206	7	7.1
Derivatives	(37)	–	–	–	–	–	(37)	–	–
Cash	1,157	7	0.5	139	14	3.2	1,296	8	0.8
Other	346	2	5.0	79	7	8.1	425	2	5.6

Fair value of plan assets [a]	15,675	100	6.7	1,025	100	6.6	16,700	100	6.7

2008
Equities	5,813	43	8.5	217	23	9.3	6,030	42	8.5
Bonds	6,360	47	5.3	166	17	6.2	6,526	45	5.3
Property	1,214	9	7.2	16	2	13.4	1,230	8	7.3
Derivatives	(420)	(3)	–	–	–	–	(420)	(3)	–
Cash	(131)	(1)	2.0	415	43	7.6	284	2	3.9
Other	701	5	7.4	145	15	6.4	846	6	7.2

Fair value of plan assets [a]	13,537	100	6.8	959	100	8.0	14,496	100	6.9

Note

a	Excludes £890m (2008: £675m) representing the money purchase assets of the UKRF.

30 Retirement benefit obligations continued

The UKRF plan assets include £58m relating to UK private equity investments (2008: £27m) and £921m relating to overseas private equity investments (2008: £735m). These are disclosed within Equities.

Amounts included in the fair value of plan assets include £4m (2008: £5m) relating to shares in Barclays Group, £5m (2008: £11m) relating to bonds issued by the Barclays Group, £nil (2008: £nil) relating to other investments in the Barclays Group, and £10m (2008: £17m) relating to property occupied by Group companies.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The Group actual return on plan assets was an increase of £2,351m (2008: £3,480m decrease).

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets are as follows:

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
UK schemes
Present value of obligations	(19,274)	(14,438)	(16,623)	(17,353)	(18,252)
Fair value of plan assets	15,675	13,537	17,231	16,761	15,571
Net (deficit)/surplus in the plans	(3,599)	(901)	608	(592)	(2,681)
Experience gains and (losses) on plan liabilities
– amount	107	(81)	(297)	48	(2)
– as percentage of plan liabilities	1%	(1% )	(2% )	–	–
Difference between actual and expected return on plan assets
– amount	1,424	(4,534)	(332)	423	1,599
– as percentage of plan assets	9%	(33% )	(2% )	3%	10%

Overseas schemes
Present value of obligations	(1,372)	(1,345)	(1,011)	(970)	(1,017)
Fair value of plan assets	1,025	959	796	745	819
Net deficit in the plans	(347)	(386)	(215)	(225)	(198)
Experience losses on plan liabilities
– amount	(45)	(96)	(79)	(54)	(2)
– as percentage of plan liabilities	(3% )	(7% )	(8% )	(6% )	–
Difference between actual and expected return on plan assets
– amount	(8)	(121)	(11)	25	2
– as percentage of plan assets	(1% )	(13% )	–	3%	–

Total UK and Overseas schemes
Present value of obligations	(20,646)	(15,783)	(17,634)	(18,323)	(19,269)
Fair value of plan assets	16,700	14,496	18,027	17,506	16,390
Net (deficit)/surplus in the plans	(3,946)	(1,287)	393	(817)	(2,879)
Experience gains and (losses) on plan liabilities
– amount	62	(177)	(376)	(6)	(4)
– as percentage of plan liabilities	0%	(1% )	(2% )	–	–
Difference between actual and expected return on plan assets
– amount	1,416	(4,655)	(343)	448	1,601
– as percentage of plan assets	8%	(32% )	(2% )	3%	10%

Notes to the accounts

For the year ended 31st December 2009

continued

30 Retirement benefit obligations continued

Funding

The most recent triennial funding valuation of the UK Retirement Fund (UKRF) was performed with an effective date of 30th September 2007. In compliance with the Pensions Act 2004, the Bank and Trustee have agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions. This agreement forms the basis of the Group’s commitment that the fund has sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. This funding valuation uses a discount rate that reflects a prudent expectation of long-term future investment returns from the current and assumed future investment strategy, and takes into account projected future salary increases when assessing liabilities arising from accrued service.

As at 30th September 2007 the funding valuation showed a surplus of £0.2bn. The Scheme Actuary prepares an annual update of the funding position as at 30th September. The latest annual update was carried out as at 30th September 2009 and showed a deficit of £4.8bn. The next triennial funding valuation will take place with an effective date of 30th September 2010.

The Group has agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this, more consistent with the IAS 19 service cost; and in 2009 made an additional voluntary contribution of £150m.

Defined benefit contributions paid with respect to the UKRF were as follows:

£m
Contributions paid
2009	525
2008	336
2007	355

Excluding the UKRF, the Group is expected to pay contributions of approximately £1m to UK schemes and £59m to overseas schemes in 2010.

The Group is committed to making estimated contributions to UKRF in 2010 of £290m, with potential additional voluntary contributions dependent on the scheme’s funding level.

31 Ordinary shares, share premium, and other equity

Ordinary shares and share premium

	Number of shares m	Ordinary shares £m	Share premium £m	Total £m
At 1st January 2009	8,372	2,093	4,045	6,138
Issued under the Incentive Share Option Plan [a]	–	–	–	–
Issued to staff under the Share Incentive Plan	19	5	30	35
Issue of new ordinary shares	379	94	655	749
Conversion of Mandatorily Convertible Notes	2,642	661	3,221	3,882

At 31st December 2009	11,412	2,853	7,951	10,804
At 1st January 2008	6,601	1,651	56	1,707
Issued to staff under the Sharesave Share Option Scheme	3	1	13	14
Issued under the Incentive Share Option Plan [a]	1	–	3	3
Issued to staff under the Share Incentive Plan [a]	1	–	2	2
Issue of new ordinary shares	1,803	451	3,971	4,422
Repurchase of shares	(37)	(10)	–	(10)

At 31st December 2008	8,372	2,093	4,045	6,138

Note

a	The nominal value of share options issued during 2008 for the Incentive Share Option Plan and Share Incentive Plan was less than £500,000 in each case.

31 Ordinary shares, share premium, and other equity continued

The authorised share capital of Barclays PLC is £5,290m, US$77.5m, €40m and Japanese Yen (¥)4,000m (31st December 2008: £3,540m, US$77.5m, € 40m and ¥4,000m) comprising 20,996 million (31st December 2008: 13,996 million) ordinary shares of 25p each, 0.4 million (31st December 2008: 0.4 million) Sterling preference shares of £100 each, 0.4 million (31st December 2008: 0.4 million) US Dollar preference shares of $100 each, 150 million (31st December 2008: 150 million) US Dollar preference shares of $0.25 each, 0.4 million (31st December 2008: 0.4 million) Euro preference shares of €100 each, 0.4 million (31st December 2008: 0.4 million) Yen preference shares of ¥10,000 each and 1 million (31st December 2008: 1 million) staff shares of £1 each.

Called up share capital, allotted and fully paid	2009 £m	2008 £m
Ordinary shares:
At beginning of year	2,093	1,650
Issued to staff under the Sharesave Share Option Scheme	–	1
Issued to staff under the Share Incentive Plan	5	–
Issue of new ordinary shares	94	451
Conversion of Mandatorily Convertible Notes	661	–
Repurchase of shares	–	(9)

At end of year	2,853	2,093
Staff shares:
At beginning of year	–	1
Repurchase of shares	–	(1)

At end of year	–	–

Total	2,853	2,093

Issue of new ordinary shares

During the year, the following share issues took place:

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642 million ordinary shares in Barclays PLC by 30th June 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m (net of issuance costs) was credited to the share premium account.

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Nahyan.

On 28th October 2009, Qatar Holding LLC exercised 379.2 million warrants to subscribe for new Barclays PLC Shares. £94m was credited to share capital and the remaining £655m was credited to the share premium account.

Share repurchase

No share repurchases were made during the year. In 2008, Barclays PLC repurchased shares at a cost of £173m.

At the 2009 AGM on 23rd April 2009, Barclays PLC was authorised to repurchase 837,620,130 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2010.

Shares under option

The Group has four schemes that give employees rights to subscribe for new shares in Barclays PLC. A summary of the key terms of each scheme are included in Note 44.

At 31st December 2009, 91.3 million (2008: 94.1 million) options were outstanding under the terms of the Sharesave Share Option Scheme (Sharesave), no options were outstanding under the terms of the Executive Share Option Scheme (ESOS) (2008: 0.5 million), 0.1 million (2008: 0.4 million) options were outstanding under the terms of the Woolwich Executive Share Option Plan (Woolwich ESOP) and 12.6 million (2008: 20.5 million) options were outstanding under the terms of the Incentive Share Option Plan (ISOP) enabling certain Directors and members of staff to subscribe for ordinary shares between 2009 and 2017 at prices ranging from 144p to 547p.

In addition to the above, the independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (ESAS Trust), established by Barclays Bank PLC in 1996, operates the Executive Share Award Scheme (ESAS). ESAS is a deferred share bonus plan for employees of the Group. The key terms of the ESAS are described in Note 44. The independent trustees of the ESAS Trust make awards of Barclays shares and grant options over Barclays shares to beneficiaries of the ESAS Trust. Beneficiaries of the ESAS Trust include employees and former employees of the Barclays Group.

Notes to the accounts

For the year ended 31st December 2009

continued

31 Ordinary shares, share premium, and other equity continued

The independent trustee of the Barclays Group (PSP and ESOS) Employees’ Benefit Trust (PSP Trust), established by Barclays Bank PLC in 1996, operates the Performance Share Plan (PSP) and may satisfy awards under the ESOS. No awards have been made under this trust since 1999. All awards are in the form of options over Barclays shares.

The Sharepurchase scheme which was established in 2002 is open to all eligible UK employees, including executive Directors. The key terms of the Sharepurchase scheme are described in Note 44.

The Global Sharepurchase scheme which was established in 2009 is open to all eligible non UK employees, excluding executive Directors. The key terms of the Global Sharepurchase scheme are described in Note 44.

32 Reserves

Other reserves

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Total £m
At 1st January 2009	394	617	(1,190)	132	2,840	2,793
Net gains from changes in fair value	–	–	1,194	287	–	1,481
Net gains transferred to net profit	–	–	(415)	(92)	–	(507)
Currency translation differences	–	–	–	–	(1,223)	(1,223)
Net losses transferred to net profit due to impairment	–	–	670	–	–	670
Changes in insurance liabilities	–	–	(67)	–	–	(67)
Net gains transferred to net profit due to fair value hedging	–	–	(123)	–	–	(123)
Tax	–	–	(179)	(75)	(2)	(256)

At 31st December 2009	394	617	(110)	252	1,615	2,768

At 1st January 2008	384	617	154	26	(307)	874
Net (losses)/gains from changes in fair value	–	–	(1,736)	252	–	(1,484)
Net (gains)/losses transferred to net profit	–	–	(212)	19	–	(193)
Currency translation differences	–	–	–	–	2,307	2,307
Net losses transferred to net profit due to impairment	–	–	382	–	–	382
Changes in insurance liabilities	–	–	17	–	–	17
Net gains transferred to net profit due to fair value hedging	–	–	(2)	–	–	(2)
Tax	–	–	207	(165)	840	882
Repurchase of shares	10	–	–	–	–	10

At 31st December 2008	394	617	(1,190)	132	2,840	2,793

Available for sale net gains transferred to net profit includes £349m gain (2008: £212m gain) relating to continuing operations and £66m gain (2008: £nil) relating to discontinued operations.

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

Transfers from cash flow hedging reserve

Gains and losses transferred from the cash flow hedging reserve were to: interest income: £22m loss (2008: £4m loss), interest expense: £272m gain (2008: £74m loss), net trading income: £165m loss (2008: £119m gain), and administration and general expenses: £7m gain (2008: £60m loss).

32 Reserves continued

Retained earnings and treasury shares

	Retained earnings £m	Treasury shares £m	Total £m
At 1st January 2009	24,208	(173)	24,035
Profit attributable to equity holders of the Parent	9,393	–	9,393
Equity-settled share schemes	298	–	298
Tax on equity-settled share schemes	156	–	156
Other taxes	32	–	32
Net purchases of treasury shares	–	(47)	(47)
Transfer	(80)	80	–
Dividends paid	(113)	–	(113)
Conversion of mandatorily convertible notes	(230)	–	(230)
Other	181	–	181

At 31st December 2009	33,845	(140)	33,705

At 1st January 2008	20,970	(260)	20,710
Profit attributable to equity holders of the Parent	4,382	–	4,382
Equity-settled share schemes	463	–	463
Tax on equity-settled share schemes	(4)	–	(4)
Other taxes	(52)	–	(52)
Net purchases of treasury shares	–	(350)	(350)
Transfer	(437)	437	–
Dividends paid	(2,344)	–	(2,344)
Repurchase of shares	(173)	–	(173)
Arising on share issue	634	–	634
Issue of warrants	776	–	776
Other	(7)	–	(7)

At 31st December 2008	24,208	(173)	24,035

The treasury shares primarily relate to Barclays PLC shares held by employee benefit trusts in relation to the Executive Share Award Scheme, Performance Share Plan and Sharepurchase Scheme, to the extent that such shares have not been allocated to employees. These schemes are described in Note 44.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2009 was 125.1 million (2008: 217.9 million). No dividend rights have been waived on these shares. The total market value of the shares held in trust, based on the year-end share price of £2.75 (2008: £1.53), was £344m (2008: £333m). As at 31st December 2009, options over 15.6 million (2008: 19.1 million) of the total shares held in the trusts were exercisable.

The Group operates in a number of countries subject to regulations under which subsidiaries and other operations have to maintain minimum levels of capital. The current policy of the Group is that the local capital requirements are met, to the greatest possible extent, through the retention of profit. Certain countries also operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders.

Retained earnings – Barclays PLC (Parent Company)

	Retained earnings £m	Capital redemption reserve £m
At 1st January 2009	9,006	394
Profit after tax	125	–
Dividends paid	(113)	–
Conversion of mandatorily convertible notes	(230)	–
Other	228	–

At 31st December 2009	9,016	394

At 1st January 2008	8,990	384
Profit after tax	1,193	–
Dividends paid	(2,414)	–
Arising on share issue	634	–
Repurchase of shares	(173)	10
Issue of warrants	776	–

At 31st December 2008	9,006	394

Details of principal subsidiaries held through Barclays Bank PLC are shown in Note 41.

Notes to the accounts

For the year ended 31st December 2009

continued

33 Non-controlling interests

	2009 £m	2008 £m
At beginning of year	10,793	9,185
Share of profit after tax	895	905
Dividend and other payments	(767)	(703)
Equity issued by subsidiaries	–	1,349
Available for sale reserve: net (loss)/gain from changes in fair value	(12)	(1)
Cash flow hedges: (loss)/gain from changes in fair value	(19)	76
Currency translation differences	277	100
Additions	9	–
Disposals	(91)	(11)
Other	116	(107)

At end of year	11,201	10,793

The non-controlling interests as at 31st December represented holdings in the following:

	2009 £m	2008 £m
Barclays Bank PLC issued Preference shares	5,933	5,927
Barclays Bank PLC issued Reserve Capital Instruments – equity accounted	1,908	1,908
Barclays Bank PLC issued Upper Tier 2 instruments – equity accounted	586	586
Absa Group Limited – issued preference shares and other non-controlling interests	2,539	1,994
Other	235	378

Total	11,201	10,793

There were no Preference Shares issued by Barclays Bank PLC during the year.

34 Contingent liabilities and commitments

The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk:

	2009 £m	2008 £m
Acceptances and endorsements	375	585
Guarantees and letters of credit pledged as collateral security	15,406	15,652
Securities lending arrangements	27,406	38,290
Other contingent liabilities	9,587	11,783

Contingent liabilities	52,774	66,310
Documentary credits and other short-term trade related transactions	762	859
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	46	291
Standby facilities, credit lines and other	206,467	259,666

Commitments	207,275	260,816

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

Until the disposal of BGI on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2% – 10%. The Group has agreed with BlackRock to continue to provide indemnities to support these arrangements for a further three years. As at 31st December 2009, the value of the collateral held was £28,248m (2008: £39,690m) and that of the stock lent was £27,406m (2008: £38,290m).

Other contingent liabilities include transaction-related customs and performance bonds and are, generally, short-term commitments to third parties which are not directly dependent on the customer’s creditworthiness.

34 Contingent liabilities and commitments continued

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

Capital commitments

At 31st December 2009 the commitments for capital expenditure under contract amounted to £129m (2008: £48m).

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The disclosure includes any asset transfers associated with liabilities under repurchase agreements and securities lending transactions.

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2009 £m	2008 £m
Trading portfolio assets	96,176	81,186
Loans and advances	48,846	28,789
Available for sale investments	24,264	32,321
Other	77	3,812

Assets pledged	169,363	146,108

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2009 £m	2008 £m
Fair value of securities accepted as collateral	357,159	424,819
Of which fair value of securities repledged/transferred to others	283,334	374,222

35 Legal proceedings

On 25th November 2009, the UK Supreme Court decided the test case relating to current account overdraft charges in favour of the banks. The Office of Fair Trading subsequently confirmed that it will not proceed with its investigation into the fairness of these charges following the Supreme Court judgment. Accordingly, we are seeking to have all outstanding claims which were premised on the same legal principles as those at issue in the test case discontinued or dismissed. There remain a small number of residual complaints challenging the charges on a different basis, but these complaints are not expected to have a material effect on Barclays.

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

On 15th September 2009 motions were filed in the United States Bankruptcy Court for the Southern District of New York by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Barclays Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order: voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

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

Notes to the accounts

For the year ended 31st December 2009

continued

36 Competition and regulatory matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries in the UK and elsewhere which, in some cases, is leading to increased regulation. For example, the Credit Card Accountability, Responsibility and Disclosure Act of 2009 in the US will restrict many credit card pricing and marketing practices. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond Barclays control but, especially in the area of banking regulation, are likely to have an impact on Barclays businesses and earnings.

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. Following a reference from the Office of Fair Trading (OFT), the UK Competition Commission (CC) undertook an in-depth enquiry into the PPI market. The CC published its final report on 29th January 2009 concluding that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. In March 2009, Barclays submitted a targeted appeal focused on the prohibition on sale of PPI at the point of sale (POSP) remedy on the basis that it was not based on sound analysis, and is unduly draconian. The Competition Appeals Tribunal (CAT) upheld Barclays appeal on two grounds, meaning that the CC will be required to reconsider the POSP remedy and the basis for it, and made an order to that effect on 26th November 2009.

This remittal process is expected to take until the autumn of 2010, at which time the CC will publish its final Remedies Order.

Separately, in 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA. In September 2009, the FSA issued a Consultation Paper on the assessment and redress of PPI complaints made on or after 14th January 2005. The FSA has announced that it intends to publish a final version of the policy statement in early 2010 and will amend the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. A decision by the OFT in the MasterCard interchange case was set aside by the CAT in 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In 2007, the OFT expanded its investigations into interchange rates to include debit cards.

Notwithstanding the Supreme Court ruling in relation to the test case (see Note 35 on page 221) Barclays continues to be involved in the OFT’s work on personal current accounts. The OFT initiated a market study into personal current accounts (PCAs) in the UK in 2007 which also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. In 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. The OFT also held a consultation to seek views on the findings and possible measures to address the issues raised in its report. In October 2009, the OFT published a follow-up report containing details of voluntary initiatives in relation to transparency and switching agreed between the OFT and the industry. A further follow-up report is expected in March 2010 to provide details of voluntary initiatives agreed in relation to charging structures. Barclays has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. Barclays has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. Barclays received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice which, along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. Barclays has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

37 Leasing

The Group is both lessor and lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by the Group may be sublet to other parties. An analysis of the impact of these transactions on the Group balance sheet and income statement is as follows:

a) As Lessor

Finance lease receivables

The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans and advances to customers. The Group’s net investment in finance lease receivables was as follows:

	2009				2008
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m
Not more than one year	3,513	(456)	3,057	55	3,929	(689)	3,240	149
Over one year but not more than five years	7,597	(1,117)	6,480	154	8,668	(1,673)	6,995	355
Over five years	2,084	(427)	1,657	407	3,419	(768)	2,651	25
Total	13,194	(2,000)	11,194	616	16,016	(3,130)	12,886	529
The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £321m at 31st December 2009 (2008: £189m).

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The items purchased to satisfy these leases are included within plant and equipment (see Note 23) and are generally disposed of at the end of the lease term.

The future minimum lease payments expected to be received under non-cancellable operating leases at 31st December 2009 were as follows:

	2009	2008
	Plant and equipment £m	Plant and equipment £m
Not more than one year	10	80
Over one year but not more than two years	7	42
Over two years but not more than three years	7	36
Over three years but not more than four years	6	24
Over four years but not more than five years	8	13
Over five years	1	39
Total	39	234

Notes to the accounts

For the year ended 31st December 2009

continued

37 Leasing continued

b) As Lessee

Finance lease commitments

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease commitments are included within other liabilities (see Note 25).

Obligations under finance leases were as follows:

	2009	2008
	Total future minimum payments £m	Total future minimum payments £m
Not more than one year	16	35
Over one year but not more than two years	7	13
Over two years but not more than three years	30	14
Over three years but not more than four years	18	17
Over four years but not more than five years	17	14
Over five years	34	3
Net obligations under finance leases	122	96

The carrying amount of assets held under finance leases at the balance sheet date was:

	2009 £m	2008 £m
Cost	127	87
Accumulated depreciation	(84)	(67)
Net book value	43	20

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

	2009		2008
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	459	9	275	5
Over one year but not more than two years	424	6	354	1
Over two years but not more than three years	378	–	334	1
Over three years but not more than four years	334	–	315	–
Over four years but not more than five years	341	–	465	5
Over five years	2,933	3	2,744	1
Total	4,869	18	4,487	13

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £147m (2008: £158m).

38 Disposal of subsidiaries

During the year, the Group disposed of Barclays Global Investors (BGI), 50% of Barclays Vida y Pensiones Compañía de Seguros and 7% of the GRCB –Emerging Markets Botswana business.

	BGI	Other	Total
	2009 £m	2009 £m	2009 £m
Consideration received including hedging gains:
Cash received [a]	4,207	158	4,365
Non-cash consideration	5,294	118	5,412
Total consideration received	9,501	276	9,777
Assets and liabilities disposed of:
Assets
Cash and balances at central banks	667	–	667
Financial assets designated at fair value:
– held on own account	–	393	393
– held in respect of linked liabilities to customers under investment contracts	71,791	–	71,791
Derivative financial instruments	–	5	5
Loans and advances to customers	–	4	4
Available for sale investments	55	788	843
Other assets	398	204	602
Goodwill and Intangible assets	1,586	–	1,586
Property, plant and equipment	122	–	122
Deferred tax assets	99	–	99
Total	74,718	1,394	76,112
Liabilities
Customer accounts	–	(368)	(368)
Liabilities to customers under investment contracts	(71,791)	(415)	(72,206)
Derivative financial instruments	–	(8)	(8)
Other liabilities	(911)	(74)	(985)
Current tax liabilities	35	–	35
Insurance contract liabilities, including unit-linked liabilities	–	(354)	(354)
Deferred tax liabilities	–	(16)	(16)
Total	(72,667)	(1,235)	(73,902)
Net assets disposed of	2,051	159	2,210
Group share of net assets disposed of	2,051	82	2,133
Transaction costs	(539)	(10)	(549)
Amounts relating to non-controlling interests	(580)	–	(580)
Gain on sale before tax	6,331	184	6,515
Tax	(43)	(28)	(71)
Gain on sale, net of tax	6,288	156	6,444

On 1st December 2009 the Group completed the sale of BGI to BlackRock, Inc. (BlackRock) recognising a profit on disposal before tax of £6,331m. The tax charge of £43m reflects the application of UK substantial shareholdings relief in accordance with UK tax law.

The consideration at completion was $15.2bn (£9.5bn), including 37.567 million new BlackRock shares, giving an economic interest of 19.9% of the enlarged BlackRock group. Barclays Group holds 4.9% of the voting rights and under the terms of the transaction may not acquire additional voting rights and will vote in accordance with the recommendations of the BlackRock Board of Directors. John Varley and Robert E Diamond Jr. have been appointed to the BlackRock Board, which comprises 18 Directors. The Group is not deemed to exercise significant influence and the investment has been accounted for as an available for sale equity investment.

The Group has provided BlackRock with customary warranties and indemnities in connection with the sale. Barclays will also continue to indemnify securities lending arrangements until 30th November 2012 (included within contingent liabilities in Note 34) and provide support to certain BGI cash funds until December 2013 in the form of credit derivatives (included within derivative liabilities in Note 14) and financial guarantees (included within provisions in Note 28).

In addition, Barclays, BlackRock and their respective affiliates also enter into agreements and transactions with one another in the ordinary course of their respective businesses and on an arm’s length commercial basis, subject to applicable regulation and agreements with relevant regulators.

In connection with its financing of its acquisition of BGI, BlackRock entered into a 364-day revolving credit facility with a group of lenders including Barclays, who is also acting as revolving agent. Of the $2bn credit facility, $0.8bn was committed by other lenders and following completion BlackRock had borrowed or notified to be borrowed $1.5bn under the facility. All amounts borrowed under this facility have been fully repaid and the facility was terminated prior to 31st December 2009.

Prior year disposals

In 2008, the Group disposed of Barclays Life Assurance Limited. There were no material disposals in 2007.

Note

a	Net cash consideration received from the sale of BGI, excluding the effect of hedging, cash balances disposed of and transaction costs paid, was £2,469m.

Notes to the accounts

For the year ended 31st December 2009

continued

39 Discontinued operations

The disposed BGI business has been treated as a discontinued operation, the results of which are set out below. For the year ended 31st December 2009 the results are for the 11 month period up to the date of disposal.

	2009 £m	2008 £m	2007 £m
Net interest income	33	–	12
Net fee and commission income	1,759	1,916	1,937
Net trading income/(loss)	67	(10)	5
Other income	4	10	2
Total income	1,863	1,916	1,956
Operating expenses excluding amortisation of intangible assets	(1,123)	(960)	(1,095)
Amortisation of intangible assets	(14)	(15)	(8)
Operating expenses	(1,137)	(975)	(1,103)
Profit before tax from discontinued operations	726	941	853
Tax on discontinued operations	(237)	(337)	(282)
Profit after tax from discontinued operations	489	604	571
Profit on disposal of discontinued operations [a]	6,331	–	–
Tax on disposal	(43)	–	–
Net profit on the disposal of the discontinued operation	6,288	–	–
Profit after tax from discontinued operations, including gain on disposal	6,777	604	571

Other comprehensive income relating to discontinued operations is as follows:

	2009 £m	2008 £m	2007 £m
Available for sale assets	10	(9)	1
Currency translation reserve	(85)	133	11
Tax relating to components of other comprehensive income	17	(10)	14
Other comprehensive income, net of tax, from discontinued operations	(58)	114	26

The cash flows attributable to the discontinued operations were as follows:

	2009 £m	2008 £m	2007 £m
Cash flows from discontinued operations
Net cash flows from operating activities	333	524	773
Net cash flows from investing activities	(25)	(93)	(248)
Net cash flows from financing activities	(550)	(362)	(429)
Effects of exchange rates on cash and cash equivalents	(134)	217	(13)
Net cash flows from discontinued operations	(376)	286	83

Notes

a	Details of the profit on disposal are shown in Note 38.

40 Acquisition of subsidiaries

a) Crescent Real Estate

On 19th November 2009, Barclays formed Crescent Real Estate Holdings LLC a joint venture with Goff Capital, Inc., to assume 99.7% ownership of Crescent Real Estate Equities Limited partnership (Crescent) following the completion of a debt restructuring transaction. Crescent is a real estate investment company that owns and manages office space, as well as investments in resort residential developments and luxury hotels across the US. These properties are accounted for as investment properties.

The assets and liabilities of Crescent at acquisition were as follows:

	Carrying value pre- acquisition £m	Fair value adjustments £m	Fair values £m
Assets
Loans and advances to customers	85	–	85
Investment in associates and joint ventures	132	(45)	87
Property, plant and equipment	879	69	948
Other assets	154	(2)	152
Total assets	1,250	22	1,272
Liabilities
Deposits from banks	(170)	–	(170)
Other liabilities	(102)	3	(99)
Total liabilities	(272)	3	(269)
Net assets	978	25	1,003
Group share of net assets acquired	978	25	1,003

Acquisition cost
Loans			1,003
Total consideration			1,003

No goodwill arose on acquisition.

The results of Crescent’s operations have been included from 19th November 2009 and did not materially contribute to the consolidated profit before tax. It is impracticable to disclose the revenue and profit or loss of the combined entity as though the acquisition date had been 1st January 2009.

Notes to the accounts

For the year ended 31st December 2009

continued

40 Acquisition of subsidiaries continued

b) Other acquisitions

Other acquisitions made by the Group during the year included 100% of PT Bank Akita on 1st February 2009 and 100% of the Portuguese credit card business of Citibank International PLC on 1st December 2009.

The Group increased its share in Abseq Properties (Pty) Ltd (previously accounted for as an associate) to 85% on 30th January 2009. On 6th April 2009, the Group acquired 100% of Care Principles as part of a debt restructuring transaction.

None of these acquisitions were individually material.

Details of the net assets acquired and the consideration paid are set out in aggregate below. The results of their operations have been included from the dates acquired and contributed a loss of £17m to the consolidated profit before tax.

	Carrying value pre- acquisition £m	Fair value adjustments £m	Other adjustments £m	Fair values £m
Assets
Loans and advances to customers	598	(9)	–	589
Investments in associates and joint ventures	3	–	–	3
Intangible assets	–	75	16	91
Property, plant and equipment	201	5	–	206
Other assets	38	–	–	38
Total assets	840	71	16	927
Liabilities
Deposits from banks	(806)	45	117	(644)
Customer accounts	(48)	–	–	(48)
Derivative financial instruments	–	(32)	19	(13)
Deferred tax liabilities	(14)	(26)	–	(40)
Other liabilities	(111)	18	(2)	(95)
Total liabilities	(979)	5	134	(840)
Net assets acquired	(139)	76	150	87
Group share of net assets acquired				66
Acquisition cost
Cash Paid				24
Deferred consideration				19
Attributable costs				4
Total consideration				47
Goodwill				7
Gain on acquisition				26

Cash outflows in respect of acquisitions

The aggregate net outflow of cash from the acquisition of the above Group entities was £28m, representing cash consideration and attributable costs.

Prior year acquisitions

The initial accounting for the 2008 acquisition of the North American businesses of Lehman Brothers was completed on 22nd September 2009. There were no revisions to the initial accounting disclosed in the 2008 financial statements. Approximately £2.3bn of the assets acquired as part of the acquisition had not been received by 31st December 2009, approximately £1.8bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31st December 2009. Ongoing legal proceedings related to the acquisition, including in respect of assets not yet received, are discussed in Note 35.

In addition, in 2008 the Group acquired Macquarie Bank Limited’s residential mortgage businesses, Goldfish credit card UK businesses and 100% of the ordinary shares of Expobank.

In 2007, the Group acquired 100% of the ordinary shares of each of Indexchange Investment AG, Equifirst Corporation and Walbrook Group Limited.

41 Investment in subsidiaries

The investment in Barclays Bank PLC is stated on the balance sheet of Barclays PLC at a cost of £20,215m (2008: £15,340m). The increase of £4,875m (2008: £5,154m) during the year represents the cost of additional shares of £25m (2008: £16m), capital contributions of £800m (2008: £4,362m) and a non-cash capital contribution of £4,050m (2008: £776m).

Principal subsidiaries

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held %

Botswana	Barclays Bank of Botswana Limited	Banking	67.8
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Mercantile Business Finance Limited	Loans and advances including leases to customers	100	*
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100	*
England	Barclays Stockbrokers Limited	Stockbroking	100	*
England	Barclays Capital Securities Limited	Securities dealing	100	*
England	FIRSTPLUS Financial Group PLC	Secured loan provider	100
England	Gerrard Investment Management Limited	Investment management	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Insurance provider	100	*
Ireland	Barclays Assurance (Dublin) Limited	Insurance provider	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100
Japan	Barclays Capital Japan Limited	Securities dealing	100	*
Jersey	Barclays Private Bank & Trust Limited	Banking, trust company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Russia	Barclays Bank LLC	Banking	100	*
South Africa	Absa Group Limited	Banking	55.5
Spain	Barclays Bank SA	Banking	99.7
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Financial Corporation	Holding company for US credit card issuer	100	*
USA	Barclays Group US Inc.	Holding company	100
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.7	*

In accordance with Section 410(2)(a) of the Companies Act 2006, the above information is provided solely in relation to principal subsidiaries.

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank PLC except where marked*.

Full information of all subsidiaries will be included in the Annual Return to be filed at UK Companies House.

Entities in which the Group holds less than half the voting rights

There are a number of entities in which the Group holds less than half the voting rights which are consolidated when the substance of the relationship between the Group and the entity indicates that the entity is controlled by the Group. Such entities are deemed to be controlled by the Group when relationships with such entities give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary.

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

Subsidiaries with a different reporting date from that of the Parent of 31st December

Entities may have a different reporting date from that of the Parent of 31st December. Dates may differ for a variety of reasons including local reporting regulations or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of Barclays PLC, entities with different reporting dates are made up until 31st December.

Notes to the accounts

For the year ended 31st December 2009

continued

41 Investment in subsidiaries continued

Entities where the Group’s interest exceeds 50% which are excluded from consolidation

Although the Group’s interest in the equity voting rights in certain entities exceeds 50%, or it may have the power to appoint a majority of their Boards of Directors, they are excluded from consolidation because the Group either cannot direct the financial and operating policies of these entities, or on the grounds that another entity has a superior economic interest in them. Consequently, these entities are not deemed to be controlled by Barclays.

The table below includes information in relation to such entities as required by the Companies Act 2006 Section 410(2)(b).

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity share- holders’ funds £m	Retained loss for the year £m
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

42 Related party transactions and Directors’ remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 41.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group’s Board also serve as Directors. The amounts included in the Group’s financial statements relating to such entities that are not publicly listed are shown in the table opposite under Entities under common directorships.

42 Related party transactions and Directors’ remuneration continued

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m	Total £m
For the year ended and as at 31st December 2009
Income statement:
Interest received	3	90	7	–	100
Interest paid	–	(18)	–	–	(18)
Fees received for services rendered (including investment management and custody and commissions)	10	9	–	6	25
Fees paid for services provided	(47)	(113)	–	–	(160)
Principal transactions	(11)	(35)	6	–	(40)
Impairment	(2)	(5)	–	–	(7)

Assets:
Loans and advances to banks and customers	144	1,145	192	–	1,481
Derivative transactions	3	8	48	–	59
Other assets	76	193	–	–	269

Liabilities:
Deposits from banks	–	654	–	–	654
Customer accounts	54	252	29	23	358
Derivative transactions	–	3	10	–	13
Other liabilities	2	22	–	23	47

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m	Total £m
For the year ended and as at 31st December 2008
Income statement:
Interest received	–	105	3	–	108
Interest paid	–	(73)	–	–	(73)
Fees received for services rendered (including investment management and custody and commissions)	–	15	–	5	20
Fees paid for services provided	(44)	(146)	–	–	(190)
Principal transactions	8	59	60	(25)	102

Assets:
Loans and advances to banks and customers	110	954	34	–	1,098
Derivative transactions	–	9	311	15	335
Other assets	67	276	–	3	346

Liabilities:
Deposits from banks	–	592	–	–	592
Customer accounts	–	167	74	10	251
Derivative transactions	–	–	111	41	152
Other liabilities	3	18	–	28	49

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m	Total £m
For the year ended and as at 31st December 2007
Income statement:
Interest received	5	88	1	–	94
Interest paid	(1)	(58)	(1)	–	(60)
Fees received for services rendered (including investment management and custody and commissions)	1	34	–	26	61
Fees paid for services provided	(52)	(78)	–	–	(130)
Principal transactions	(27)	45	(16)	–	2

Assets:
Loans and advances to banks and customers	142	1,285	40	–	1,467
Derivative transactions	–	4	36	–	40
Other assets	213	106	–	14	333

Liabilities:
Deposits from banks	11	–	–	–	11
Customer accounts	–	61	33	12	106
Derivative transactions	–	10	50	–	60
Other liabilities	4	125	–	–	129

Notes to the accounts

For the year ended 31st December 2009

continued

42 Related party transactions and Directors’ remuneration continued

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2009, 2008 or 2007.

Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £192m (2008: £318m, 2007: £22m).

In 2008 Barclays paid £12m (2007: £18m) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company was a Trustee. In 2009, following personnel changes, Charities Aid Foundation is not a related party.

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

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2009 were as follows:

	Directors, other Key Management Personnel and connected persons
	2009 £m	2008 £m	2007 £m
Loans outstanding at 1st January	7.3	7.4	7.8
Loans issued during the year	1.9	6.9	2.7
Loan repayments during the year	(1.6)	(5.5)	(3.2)
Loans outstanding at 31st December	7.6	8.8	7.3

Interest income earned	0.1	0.4	0.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2009, 2008 or 2007.

	2009 £m	2008 £m	2007 £m
Deposits outstanding at 1st January	28.7	8.9	15.0
Deposits received during the year	160.0	235.7	114.4
Deposits repaid during the year	(158.0)	(221.9)	(115.0)
Deposits outstanding at 31st December	30.7	22.7	14.4

Interest expense on deposits	0.1	0.5	0.6

During 2009 the membership of the Group Executive Committee increased. These additional persons became Officers of the Group and as such are included in Key Management Personnel for 2009, but not 2008.

Of the loans outstanding above, £0.1m (2008: £1.6m, 2007: £nil) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £3.7m (2008: £6.1m, 2007: £2.8m) related to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. The amounts disclosed as at 1st January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features; with the exception of £692 provided on an interest free basis.

A loan of £692 provided on an interest free basis was granted to one non-Director member of Barclays Key Management to purchase a commuter rail ticket. The maximum loan outstanding during the year was £692. Commuter rail ticket loans are provided to all Barclays staff members upon request on the same terms.

42 Related party transactions and Directors’ remuneration continued

Remuneration of Directors and other Key Management Personnel

	Directors, other Key Management Personnel and connected persons
	2009 £m	2008 £m	2007 £m
Salaries and other short-term benefits	8.6	10.7	23.7
Pension costs	0.7	0.9	1.1
Other long-term benefits	2.5	1.6	9.2
Share-based payments	15.8	11.8	31.7
Employer social security charges on emoluments	2.9	2.7	7.8
	30.5	27.7	73.5

b) Disclosure required by the Companies Act 2006

The following information is presented in accordance with the Companies Act 2006:

Directors’ remuneration

	2009 £m	2008 £m
Aggregate emoluments	8.8	6.0
Gains made on the exercise of share options	8.9	–
Amounts paid under long-term incentive schemes	–	7.4
	17.7	13.4

Actual pension contributions of £18,786 were paid to money purchase schemes on behalf of one Director (2008: £11,745, one Director). Notional pension contributions to money purchase schemes were £nil (2008: £nil).

As at 31st December 2009, two Directors were accruing retirement benefits under a defined benefit scheme (2008: two Directors).

One Director (Frits Seegers) agreed to waive his fees as non-executive Director of Absa Group Limited and Absa Bank Limited. The fees for 2009 were ZAR 0.1m (£0.01m). The fees for 2008 were ZAR 0.4m (£0.03m). In both 2008 and 2009 the fees were paid to Barclays.

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 23 persons) and Barclays Bank PLC (involving 24 persons) at 31st December 2009 amounted 20,000,820 ordinary shares of 25p each (0.18% of the ordinary share capital outstanding) and 20,008,541 ordinary shares of 25p each (0.18% of the ordinary share capital outstanding), respectively.

Directors and Officers of Barclays PLC held in total (involving 12 persons) at 31st December 2009, options to purchase 3,279,642 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 470p under Sharesave and ranging from 317p to 520p under the Incentive Share Option Plan, respectively.

Notes to the accounts

For the year ended 31st December 2009

continued

42 Related party transactions and Directors’ remuneration continued

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006 and in relation to those who served as Directors of the Company at any time in the financial year, the total amount of advances and credits at 31st December 2009 was £1.8m (2008: £0.8m). The total amount of guarantees on behalf of Directors at 31st December 2009 was £nil (2008: £nil).

c) US disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2009: 28 persons, 2008: 24 persons, 2007: 22 persons) for the year ended 31st December 2009 amounted to £29.8m (2008: £26.8m, 2007: £64.6m). In addition, the aggregate amount set aside for the year ended 31st December 2009, to provide pension benefits for the Directors and Officers amounted to £0.7m (2008: £0.9m, 2007: £1.1m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2009: 29 persons, 2008: 25 persons, 2007: 23 persons) for the year ended 31st December 2009 amounted to £30.1m (2008: £26.9m and 2007: £64.9m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2009, to provide pension benefits for the Directors and Officers amounted to £0.7m (2008: £0.9m, 2007: £1.1m).

43 Events after the balance sheet date

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank Plc for a consideration of £227m in cash. The assets acquired include a savings book of approximately £5.8bn, and a mortgage book with outstanding balances of approximately £7.5bn.

As announced on 3rd November 2009, the Group has made changes to its business structure, which will be reflected in the Group’s external financial reporting for periods commencing 1st January 2010. The segmental information presented in Note 53 represents the business segments and other operations used for management and reporting purposes during the year ended 31st December 2009.

On 17th February 2010, 626.8 million of the 758.4 million warrants held by PCP Gulf Invest 3 Limited (a subsidiary of Nexus Capital Investing Limited) were exercised for an aggregate exercise price of approximately £1,240m. As a result 626.8 million new ordinary shares were issued representing a 5.2% ownership in the Group’s enlarged share capital.

44 Share-based payments

The Group operates share schemes for employees throughout the world. The main current schemes are:

Sharesave

Eligible employees in the UK, Spain and Ireland may participate in the Barclays Sharesave scheme. Under this scheme, employees may enter into contracts to save up to £250 per month (Ireland: ¤500, Spain: ¤135) and, at the expiry of a fixed term of three, five or seven years (Spain: three years), have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the scheme have six months from the date of vest in which the option can be exercised.

UK Sharepurchase

UK Sharepurchase was introduced in January 2002. It is an HM Revenue & Customs approved all-employee share plan. The plan is open to all eligible UK employees, including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per tax year, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Matching shares were introduced to the scheme during 2005 where the purchase of Barclays shares by the participant are matched equally by the Company up to a value of £600 per tax year. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Global Sharepurchase

Global Sharepurchase was introduced in August 2009. The plan is open to all eligible employees in countries outside the UK, including executive Directors. In 2009, the plan was launched in Germany, Hong Kong, Japan, Singapore and Switzerland. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per calendar year, from post-tax salary. The purchase of Barclays shares by the participant is matched by the Company on a one-for-one basis up to a value of £600 per calendar year. Matching Shares are forfeited if the participant chooses to sell shares purchased from their post-tax salary before the third anniversary of purchase. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

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

44 Share-based payments continued

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

Absa Group Limited Executive Share Award Scheme (AGLESAS)

The ESAS is an equity-settled share-based payment arrangement, where the participant’s notional bonus comprises a number of restricted nil-cost options, based on the allocation price of ordinary shares. Such an initial allocation is held in trust or in the name of the participant. If the participant is in the employ of Absa after the three-year vesting period, the participant will receive 20% matched shares. If the bonus award remains in the ESAS for another two years, the participant receives another 10% matched shares. Dividend shares are paid to participants on the ordinary shares as if the shares were held from inception. The number of dividend shares awarded is therefore calculated on the initial allocation and on the 20% and/or 10% matched shares, over the three- or five-year period. Employees that receive a performance bonus in excess of a predetermined amount were compelled to place a set percentage of their bonus award into the ESAS. Employees also had the option of utilising more of their bonus award for voluntary ESAS options.

Absa Group Limited Performance Share Plan (AGLPSP)

The Performance Share Plan (PSP) was implemented in 2008. Performance shares are ‘free’ Absa Group Limited shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. Absa Group Limited’s performance over a three-year period determines the final number of shares that may be released to participants.

Options remain outstanding under the following closed schemes:

Incentive Share Option Plan (ISOP)

The ISOP was open by invitation to the employees and Directors of Barclays PLC. Options were granted at the market price at the date of grant calculated in accordance with the rules of the plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised. No awards were made under ISOP during 2009.

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

In addition, there were no options outstanding at year end under the following closed schemes:

Absa Group Broad-based Black Economic Empowerment transaction (BEE)

The Group entered into a black economic empowerment (BEE) transaction with Batho Bonke Capital (Proprietary) Limited in July 2004. The shares issued in terms of the transaction vested immediately. Due to the shares issued vesting immediately and also as a result of the issue being before 1st January 2005, the provisions of IFRS 2 Share-based payments were not applicable. In the current period 49.9% of the options were repurchased from Batho Bonke (Proprietary) Limited at a discount to their fair value. Batho Bonke utilised the proceeds to exercise 11,970,536 options. The Group provided bridging finance for the remaining 24,678,764 options. The life of these options was effectively extended for three months, effective 1st June 2009. The modification did not result in an increase in the fair value of these options and therefore, in terms of the provisions of IFRS 2, no cost was recognised in the statement of comprehensive income in the current period.

The bridging finance was redeemed on 1st September 2009 and Batho Bonke Capital (Proprietary) Limited exercised the balance of the options outstanding.

Absa Group Limited Share Ownership Administrative Trust (AGLSOT)

AGLSOT enabled all Absa employees to participate in a one-off offer to purchase 200 redeemable cumulative option-holding preference shares. Each redeemable preference share carries the option to acquire one Absa ordinary share. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from R48 to R69 (£3.81 to £5.48) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

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

Barclays Global Investors Equity Ownership Plan (BGI EOP)

The EOP was provided to key employees of BGI and was wound up following the disposal of BGI. The exercise price of the options was determined by the Remuneration Committee of Barclays PLC based on the fair value of BGI as determined by an independent appraiser. The options were granted over shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC.

Options were not exercisable until vesting, with a third of the options held generally becoming exercisable at each anniversary of grant. The shareholder had the right to offer to sell the shares to Barclays Bank PLC 355 days following the exercise of the option. The most recently agreed valuation was £109.45, at 30th November 2009. No awards were made under the BGI EOP in 2009.

The scheme rules provided that in the event of a sale of the business, outstanding options vest before the disposal. During the year the Group disposed of Barclays Global Investors. Accordingly, the share-based payment charge has been accelerated in these financial statements.

Notes to the accounts

For the year ended 31st December 2009

continued

44 Share-based payments continued

At the balance sheet date the following cash-settled schemes operated within the Group:

Absa Group Limited Phantom Performance Share Plan (Phantom PSP)

The Phantom PSP is a cash-settled plan and payments made to participants in respect of their awards are in the form of cash. The Phantom PSP shares (and any associated notional dividend shares) are awarded at no cost to the participants. The amount that is ultimately paid to the participants is equal to the market value of a number of ordinary shares as determined after a three-year vesting period. The vesting of the Phantom PSP awards will be subject to two non-market performance conditions which will be measured over a three-year period, starting on the first day of the financial year in which the award is made. The award will vest after three years to the extent that the performance conditions are satisfied. These awards are forfeited in total if Absa performance fails to meet the minimum criteria.

Absa Group Limited Phantom Executive Share Award Scheme (Phantom ESAS)

The Phantom ESAS is a cash-settled share-based payment arrangement, where the participant’s notional bonus comprises a number of restricted nil-cost options, based on the allocation price of ordinary shares. If the participant is in the employ of the Group after the three-year vesting period, the participant will receive 20% bonus phantom shares. If the bonus award remains in the Phantom ESAS for another two years, the participant receives an additional 10% bonus phantom shares. Dividend phantom shares are paid to participants on the ordinary phantom shares as if the shares were held from inception. The number of dividend phantom shares awarded is therefore calculated on the initial allocation and on the 20% and 10% bonus phantom shares, over the three- or five-year period. Employees that receive performance bonuses in excess of a predetermined amount are compelled to place a set percentage of the bonus award in the Phantom ESAS. Employees also have the option of utilising more of their bonus award for voluntary ESAS phantom shares.

The weighted average fair value per option granted during the year is as follows:

	2009 £	2008 £
Sharesave	1.43	0.92
PSP	2.81	4.89
Sharepurchase	1.82	3.38
ISP	2.58	4.22
ESAS	1.08	4.09
AGLPSP	6.88	7.76
AGLESAS	6.82	7.17

Fair values for Sharesave and PSP are calculated at the date of grant using either a Black-Scholes model or Monte Carlo simulation. Sharepurchase, ISP, ESAS, AGLPSP and AGLESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vest. The calculation of the vest date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2009 is £10m (2008: £10m, 2007: £66m).

The significant weighted average assumptions used to estimate the fair value of the options granted in 2009 are as follows:

	2009
	Sharesave	PSP
Weighted average share price	3.51	2.34
Weighted average exercise price	2.70	1.77
Expected volatility	45%	45%
Expected option life	4 years	2 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2008 are as follows:

	2008
	Sharesave	PSP
Weighted average share price	3.11	5.45
Weighted average exercise price	2.51	2.07
Expected volatility	37%	37%
Expected option life	4 years	3 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2007 are as follows:

		2007
	Sharesave	PSP	BGI EOP	AGLSIT
Weighted average share price	5.82	7.07	95.33	9.18
Weighted average exercise price	4.81	–	95.33	7.62
Expected volatility	25%	25%	20%	30%
Expected option life	4 years	3 years	4 years	5 years

44 Share-based payments continued

Expected volatility and dividend yield on the date of grant have been used as inputs into the respective valuation models for Sharesave and PSP.

The yield on UK government bonds with a commensurate life has been used to determine the risk-free discount rate of 3% for Sharesave and PSP. Option life is estimated based upon historical data for the holding period of options between grant and exercise dates.

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers.

The assumed dividend yield for Barclays PLC is the average annual dividend yield on the date of grant of 2%.

Analysis of the movement in the number and weighted average exercise price of options is set out below:

	Sharesave [a]				Sharepurchase [a,c]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	94,131	74,027	1.83	4.48	6,961	3,824	–	–
Granted in the year	28,005	56,024	2.70	2.51	6,832	3,834	–	–
Adjustment in grants for open offer	–	1,354	–	4.33	–	–	–	–
Exercised/released in the year	(153)	(3,357)	2.83	3.71	(952)	(64)	–	–
Less: forfeited in the year	(30,672)	(33,917)	3.58	4.35	(521)	(633)	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	91,311	94,131	3.01	1.83	12,320	6,961	–	–
Of which exercisable:	7,537	4,025	4.19	3.71	1,621	737	–	–

	ESAS [a,c]				PSP [a,c]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	267,937	182,200	–	–	50,729	63,163	–	–
Granted in the year	311,977	141,269	–	–	4,794	8,528	–	–
Adjustment in grants for open offer	–	6,884	–	–	–	1,370	–	–
Exercised/released in the year	(90,296)	(56,231)	–	–	(6,496)	(1,467)	–	–
Less: forfeited in the year	(25,107)	(6,185)	–	–	(17,765)	(20,865)	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	464,511	267,937	–	–	31,262	50,729	–	–
Of which exercisable:	12,714	15,131	–	–	–	–	–	–

	ISP [a,c]				Absa BEE [b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year/acquisition date	7,100	–	–	–	73,152	73,152	3.16-4.55	3.40-3.89
Granted in the year	50,652	6,923	–	–	–	–	–	–
Adjustment in grants for open offer	–	177	–	–	–	–	–	–
Exercised/released in the year	(19)	–	–	–	(36,649)	–	5.42	–
Less: repurchased in the year	–	–	–	–	(36,503)	–	–	–
Less: forfeited in the year	(2,755)	–	–	–	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	54,978	7,100	–	–	–	73,152	–	3.16-4.55
Of which exercisable:	–	–	–	–	–	73,152	–	3.16-4.55

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

Notes to the accounts

For the year ended 31st December 2009

continued

44 Share-based payments continued

	AGLSIT [b]				AGLSOT [b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year/acquisition date	9,967	13,618	4.91	4.81	559	946	3.16-4.55	3.40-3.89
Exercised/released in the year	(3,569)	(3,252)	5.10	3.37	(539)	(368)	5.33	–
Less: forfeited in the year	(100)	(399)	6.99	4.96	(20)	(19)	3.81-5.48	3.16-4.55
Outstanding at end of year	6,298	9,967	6.28	4.91	–	559	–	3.16-4.55
Of which exercisable:	5,016	5,944	5.67	3.86	–	559	–	3.16-4.55

	AGLPSP b, [c]				AGLESAS [b,c]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	2,008	–	–	–	1,015	37	–	–
Granted in the year	1,589	2,134	–	–	1,324	1,019	–	–
Less: forfeited in the year	(180)	(126)	–	–	(155)	(41)	–	–
Outstanding at end of year	3,417	2,008	–	–	2,184	1,015	–	–
Of which exercisable:	–	–	–	–	–	–	–	–

	ISOP [a]				ESOS [a]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	20,547	20,549	4.44	4.56	473	1,423	4.33	4.13
Adjustment in grants for open offer	–	537	–	4.44	–	12	–	4.33
Exercised/released in the year	(253)	(539)	3.17	4.06	–	(70)	–	3.97
Less: forfeited in the year	(7,648)	–	4.54	–	(473)	(892)	4.33	3.97
Outstanding at end of year	12,646	20,547	4.41	4.44	–	473	–	4.33
Of which exercisable:	12,646	20,547	4.41	4.44	–	473	–	4.33

	Woolwich ESOP [a]				BGI EOP [d]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	442	540	3.70	3.81	6,584	7,502	78.50	75.66
Adjustment in grants for open offer	–	12	–	3.70	–	–	–	–
Exercised/released in the year	(7)	(104)	3.20	3.10	(6,417)	(550)	78.16	34.55
Less: forfeited in the year	(89)	(6)	3.80	3.65	(167)	(368)	91.54	86.57
Less: expired in the year	(281)	–	–	–	–	–	–	–
Outstanding at end of year	65	442	3.20	3.70	–	6,584	–	78.50
Of which exercisable:	65	442	3.20	3.70	–	3,631	–	69.29

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

d	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

44 Share-based payments continued

The table below shows the weighted average share price at the date of exercise/release of shares:

	2009 £	2008 £
Sharesave [a]	3.21	4.70
Sharepurchase [a,c]	2.64	1.59
ESAS [a,c]	2.02	4.07
PSP [a,c]	1.77	2.07
BGI EOP [d]	109.45	87.22
Absa BEE [b]	7.92	–
AGLSIT [b]	9.18	6.78
AGLSOT [b]	7.86	6.79
ISP [a,c]	3.43	–
ISOP [a]	3.61	4.59
ESOS [a]	–	4.74
Woolwich ESOP [a]	3.52	4.72

The exercise price range, the weighted average contractual remaining life and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

Exercise price range	2009		2008
	Weighted average remaining contractual life in years	Number of options outstanding	Weighted average remaining contractual life in years	Number of options outstanding
Sharesave [a]
£1.44-£2.49	2	1,817,640	3	2,121,926
£2.50-£3.49	3	69,543,729	4	54,437,940
£3.50-£4.49	1	9,057,990	1	19,986,642
£4.50-£5.49	2	10,892,016	3	17,584,689
Sharepurchase [a,c]	2	12,319,993	2	6,960,593
ESAS [a,c]	3	464,511,395	3	267,936,513
ISP [a,c]	2	54,978,012	2	7,099,655
PSP [a,c]	1	31,261,898	1	50,729,245
AGLSIT [b]
£1.66-£7.50	5	6,298,491	6	9,967,000
AGLESAS [b,c]	3	2,184,286	3	1,015,000
AGLPSP [b,c]	2	3,417,488	2	2,008,000
ISOP [a]
£2.50-£3.49	3	2,701,442	4	3,862,322
£3.50-£4.49	1	955,045	2	1,558,449
£4.50-£5.49	3	8,989,576	4	14,899,933
£5.50-£6.49	–	–	7	225,894
ESOS [a]
£3.50-£4.49	–	–	1	472,561
Woolwich ESOP [a]
£2.50-£3.49	–	65,024	1	89,644
£3.50-£4.49	–	–	1	352,961

There were no modifications to the share-based payment arrangements in the years 2009, 2008 and 2007. As at 31st December 2009, the total liability arising from cash-settled share-based payment transactions was £13m (2008: £23m).

In accordance with the scheme rules, all options awarded vested and were exercised by the holders following the disposal of the BGI business on 1st December 2009. The options were all exercised during December 2009.

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

d	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

Notes to the accounts

For the year ended 31st December 2009

continued

45 Off-balance sheet arrangements

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

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 34 (Contingent liabilities and commitments).

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 34 (Contingent liabilities and commitments).

Leasing

The Group leases various offices, branches, other premises and equipment under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. Information on leasing can be found in Note 37 (Leasing).

Special purpose entities

SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. The Group’s transactions with SPEs take a number of forms, including:

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

Depending on the nature of the Group’s resulting exposure, it may consolidate the SPE on to the Group’s balance sheet. The consolidation of SPEs is considered at inception, based on the arrangements in place and the assessed risk exposures at that time. In accordance with IFRS, SPEs are consolidated when the substance of the relationship between the Group and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE. The initial consolidation analysis is revisited at a later date if:

i)	the Group acquires additional interests in the entity;

ii)	the contractual arrangements of the entity are amended such that the relative exposures to risks and rewards change; or

iii)	the Group acquires control over the main operating and financial decisions of the entity.

A number of the Group’s transactions have recourse only to the assets of unconsolidated SPEs. Typically, the majority of the exposure to these assets is borne by third parties and the Group’s risk is mitigated through over-collateralisation, unwind features and other protective measures.

The business activities within the Group where SPEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management. These activities are described below. In addition, later sections provide quantative information on the Group’s involvements with CDOs,SIVs SIV-Lites and conduits.

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

Asset securitisations

The Group has assisted its customers with the formation of asset securitisations, some of which are effected through the use of SPEs. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. As these SPEs are created for other companies, the Group does not usually control these entities and therefore does not consolidate them. The Group may provide financing in the form of senior notes or junior notes and may also provide derivatives to the SPE. These transactions are included on the balance sheet.

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

45 Off-balance sheet arrangements continued

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

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of derivatives, to an entity which subsequently funds those exposures by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

Asset realisations

The Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial loss.

To the extent that there are guarantees and commitments in relation to SPEs the details are included in Note 34 Contingent liabilities and commitments.

Collateralised debt obligations (CDOs)

The Group has structured and underwritten CDOs. At inception, the Group's exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances on the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2010 has been assessed and is included in the determination of £714m impairment charges and other credit provisions in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31st December 2009.

The Group's exposure to ABS CDO Super Senior positions before hedging was £1,931m as at 31st December 2009, equivalent to an aggregate 50.83% decline in value on average for all investors. This represents the Group's exposure to High Grade CDOs, stated net of write-downs and charges. These facilities are fully drawn and included within loans and advances on the balance sheet.

Collateral

The collateral underlying unconsolidated CDOs comprised 78% residential mortgage-backed securities, 3% non-residential asset-backed securities and 19% in other categories (a proportion of which will be backed by residential mortgage collateral).

The remaining Weighted Average Life (WAL) of all collateral is 5.9 years. The combined Net Asset Value (NAV) for all of the CDOs was £0.9bn.

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities is on average 88% of the capital structure.

The initial WAL of the notes in issue averaged 6.7 years. The full contractual maturity is 38.2 years.

Interests in third party CDOs

The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group's balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Structured investment vehicles (SIVs)

The Group does not structure or manage SIVs. Group exposure to third party SIVs comprised:

–	£16m (2008: £52m) of senior liquidity facilities.

–	Derivative exposures included on the balance sheet at their net fair value of £53m (2008: £273m).

SIV-Lites

The Group has exposure to two SIV-Lite transactions. The Group is not involved in their ongoing management. Exposures have decreased to £461m (2008: £638m) representing drawn liquidity facilities of £106m and assets designated at fair value of £355m.

Notes to the accounts

For the year ended 31st December 2009

continued

45 Off-balance sheet arrangements continued

Commercial paper and medium-term note conduits

The Group provided £16bn in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet.

These consolidated entities in turn provide facilities of £753m to third party conduits containing prime UK buy-to-let RMBS. As at 31st December 2009, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by four third party conduits. These facilities totalled £287m, with underlying collateral comprising 100% auto loans. Drawings on these facilities were £125m as at 31st December 2009 and are included within loans and advances to customers.

The Group provided backstop facilities to four third party SPEs that fund themselves with medium-term notes. These notes are sold to investors as a series of 12-month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £1.6bn to SPEs holding prime UK and Australian owner-occupied Residential Mortgage Back Securities (RMBS) assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

46 Financial risks

Financial risk management

The Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Financial instruments are fundamental to the Group’s business and managing financial risks, especially credit risk, is a fundamental part of its business activity.

The Group’s risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits, and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date data. Risk management policies, models and systems are regularly reviewed to reflect changes to markets, products and best market practice.

Risk responsibilities

The Board approves risk appetite and the Board Risk Committee (BRC) monitors the Group’s risk profile against this appetite:

–	The Chief Risk Officer, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control;

–	Business Heads are responsible for the identification and management of risk in their businesses;

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

Oversight of risk management is exercised by the Group Risk Oversight Committee which is chaired by the Chief Risk Officer under authority delegated by the Group Finance Director. The Group Risk Oversight Committee oversees management of the Group’s risk profile, exercised through the setting, review and challenge of the size and constitution of the profile when viewed against the Group risk appetite.

The Executive Committee monitors and manages risk-adjusted performance of businesses and receives a regular update on forward risk trends and the Group Risk Profile Report.

The BRC reviews the Group risk profile, approves the Group Control Framework and approves minimum control requirements for principal risks.

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

The Group Risk Oversight Committee is chaired by the Chief Risk Officer and oversees the management of the Group’s risk profile and all of its significant risks. Oversight is exercised through the setting, review and challenge of the size and constitution of the profile when viewed against the Group’s risk appetite. It has delegated and apportioned responsibility for credit risk management to the Retail and Wholesale Credit Risk Management Committees.

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

The Group is also exposed to other credit risks arising from investments in debt securities and other exposures arising from its trading activities (‘trading exposures’) including, non-equity trading portfolio assets, derivatives as well as settlement balances with market counterparties and reverse repurchase loans.

Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than impairment charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table presents the maximum exposure at 31st December 2009 and 2008 to credit risk of balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements and after allowance for impairment and netting where appropriate.

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

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

A description of the credit risk management and measurement methodologies, the credit quality of the assets and the collateral and other credit enhancements held against them is included in the relevant sections within this Note, for each of the categories in the following table:

At 31st December 2009

	Loans and advances £m	Debt securities £m	Derivatives £m	Reverse repurchase agreements £m	Others £m	Total £m
On-balance sheet:
Cash and balances at central banks					81,483	81,483
Items in course of collection from other banks					1,593	1,593
Trading portfolio:
Treasury and other eligible bills		9,926				9,926
Debt securities		116,594				116,594
Traded loans	2,962					2,962
Total trading portfolio	2,962	126,520				129,482
Financial assets designated at fair value held on own account:
Loans and advances	22,390					22,390
Debt securities		4,007				4,007
Other financial assets	557			7,757	344	8,658
Total financial assets designated at fair value held on own account	22,947	4,007		7,757	344	35,055
Derivative financial instruments			416,815			416,815
Loans and advances to banks	41,135					41,135
Loans and advances to customers:
Residential mortgage loans	149,099					149,099
Credit card receivables	21,889					21,889
Other personal lending	25,435					25,435
Wholesale and corporate loans and advances	212,928					212,928
Finance lease receivables	10,873					10,873
Total loans and advances to customers	420,224					420,224
Available for sale financial investments:
Treasury and other eligible bills		5,919				5,919
Debt securities		43,888				43,888
Total available for sale financial investments		49,807				49,807
Reverse repurchase agreements				143,431		143,431
Other assets					3,476	3,476
Total on-balance sheet	487,268	180,334	416,815	151,188	86,896	1,322,501
Off-balance sheet:
Acceptances and endorsements						375
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						42,812
Commitments						207,275
Total off-balance sheet						250,462
Total maximum exposure						1,572,963

47 Credit risk continued

At 31st December 2008

	Loans and advances £m	Debt securities £m	Derivatives £m	Reverse repurchase agreements £m	Others £m	Total £m
On-balance sheet:
Cash and balances at central banks					30,019	30,019
Items in course of collection from other banks					1,695	1,695
Trading portfolio:
Treasury and other eligible bills		4,544				4,544
Debt securities		148,686				148,686
Traded loans	1,070					1,070
Total trading portfolio	1,070	153,230				154,300
Financial assets designated at fair value held on own account:
Loans and advances	30,057				130	30,187
Debt securities		8,628				8,628
Other financial assets	1,469			7,283	479	9,231
Total financial assets designated at fair value held on own account	31,526	8,628		7,283	609	48,046
Derivative financial instruments			984,802			984,802
Loans and advances to banks	47,707					47,707
Loans and advances to customers:
Residential mortgage loans	139,845					139,845
Credit card receivables	22,304					22,304
Other personal lending	27,270					27,270
Wholesale and corporate loans and advances	259,699					259,699
Finance lease receivables	12,697					12,697
Total loans and advances to customers	461,815					461,815
Available for sale financial investments:
Treasury and other eligible bills		4,003				4,003
Debt securities		58,831				58,831
Total available for sale financial investments		62,834				62,834
Reverse repurchase agreements				130,354		130,354
Other assets					3,096	3,096
Total on-balance sheet	542,118	224,692	984,802	137,637	35,419	1,924,668
Off-balance sheet:
Acceptances and endorsements						585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						53,942
Commitments						260,816
Total off-balance sheet						315,343
Total maximum exposure						2,240,011

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

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

Credit risk concentrations by geographical sector
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
2009
On-balance sheet:
Cash and balances at central banks	37,697	5,584	32,279	1,742	4,181	81,483
Items in the course of collection from other banks	1,340	56	–	196	1	1,593
Trading portfolio	12,232	35,088	52,229	1,414	28,519	129,482
Financial assets designated at fair value held on own account	13,945	3,986	10,800	2,352	3,972	35,055
Derivative financial instruments	133,713	128,881	111,269	2,511	40,441	416,815
Loans and advances to banks	5,117	12,697	13,137	2,388	7,796	41,135
Loans and advances to customers	203,582	84,343	58,355	47,495	26,449	420,224
Available for sale financial investments	16,752	14,028	7,175	4,993	6,859	49,807
Reverse repurchase agreements	22,222	44,014	60,759	527	15,909	143,431
Other assets	1,565	417	651	661	182	3,476
Total on-balance sheet	448,165	329,094	346,654	64,279	134,309	1,322,501
Off-balance sheet:
Acceptances and endorsements	134	5	–	26	210	375
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	3,337	2,783	32,849	1,795	2,048	42,812
Commitments	95,120	26,344	57,598	19,480	8,733	207,275
Total off-balance sheet	98,591	29,132	90,447	21,301	10,991	250,462
Total	546,756	358,226	437,101	85,580	145,300	1,572,963
2008
On-balance sheet:
Cash and balances at central banks	8,406	11,039	8,381	1,712	481	30,019
Items in the course of collection from other banks	1,447	59	–	169	20	1,695
Trading portfolio	23,865	35,396	66,084	2,770	26,185	154,300
Financial assets designated at fair value held on own account	14,158	7,388	19,738	2,904	3,858	48,046
Derivative financial instruments	317,621	215,054	366,161	4,403	81,563	984,802
Loans and advances to banks	7,524	12,591	13,616	2,189	11,787	47,707
Loans and advances to customers	213,079	91,109	75,826	44,373	37,428	461,815
Available for sale financial investments	15,423	18,928	16,583	3,351	8,549	62,834
Reverse repurchase agreements	22,659	41,724	47,034	848	18,089	130,354
Other assets	1,198	548	550	520	280	3,096
Total on-balance sheet	625,380	433,836	613,973	63,239	188,240	1,924,668
Off-balance sheet:
Acceptances and endorsements	274	–	6	41	264	585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	4,433	3,742	42,227	1,738	1,802	53,942
Commitments	103,548	32,445	90,298	23,210	11,315	260,816
Total off-balance sheet	108,255	36,187	132,531	24,989	13,381	315,343
Total	733,635	470,023	746,504	88,228	201,621	2,240,011

47 Credit risk continued

Credit risk concentrations by industrial sector
	Government and Central Banks £m	Financial Services £m	Transport, Postal and communication and Business and other services £m	Agriculture, Manufacturing and Wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m
2009
On-balance sheet:
Cash and balances at central banks	81,483	–	–	–	–	–	–	–	–	81,483
Items in the course of collection from other banks	7	1,586	–	–	–	–	–	–	–	1,593
Trading portfolio	76,454	41,482	2,811	4,536	1,063	3,136	–	–	–	129,482
Financial assets designated at fair value held on own account	5,435	13,366	2,893	948	11,929	330	150	4	–	35,055
Derivative financial instruments	6,119	379,901	8,424	7,805	2,416	12,081	–	69	–	416,815
Loans and advances to banks	4,425	36,710	–	–	–	–	–	–	–	41,135
Loans and advances to customers	4,800	93,370	40,034	41,645	29,175	10,727	149,099	40,501	10,873	420,224
Available for sale financial investments	16,320	30,398	1,962	377	269	57	416	–	8	49,807
Reverse repurchase agreements	5,347	136,184	608	366	926	–	–	–	–	143,431
Other assets	414	1,588	543	64	60	13	106	682	6	3,476
Total on-balance sheet	200,804	734,585	57,275	55,741	45,838	26,344	149,771	41,256	10,887	1,322,501
Off-balance sheet:
Acceptances and endorsements	–	85	95	155	2	33	–	5	–	375
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	–	33,117	2,805	2,308	715	2,872	584	411	–	42,812
Commitments	1,687	39,806	18,670	28,552	10,647	13,502	15,356	79,055	–	207,275
Total off-balance sheet	1,687	73,008	21,570	31,015	11,364	16,407	15,940	79,471	–	250,462
Total	202,491	807,593	78,845	86,756	57,202	42,751	165,711	120,727	10,887	1,572,963

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Credit risk concentrations by industrial sector
	Government and central banks £m	Financial services £m	Transport, postal and communication and business and other services £m	Agriculture, manufacturing and wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m
2008
On-balance sheet:
Cash and balances at central banks	30,019	–	–	–	–	–	–	–	–	30,019
Items in the course of collection from other banks	10	1,685	–	–	–	–	–	–	–	1,695
Trading portfolio	68,962	73,729	3,320	2,590	1,404	4,272	–	4	19	154,300
Financial assets designated at fair value held on own account	5,871	21,860	1,080	1,286	17,415	271	–	263	–	48,046
Derivative financial instruments	10,370	928,793	9,265	14,420	3,779	18,054	–	121	–	984,802
Loans and advances to banks	2,794	44,913	–	–	–	–	–	–	–	47,707
Loans and advances to customers	5,296	112,506	52,243	49,068	29,988	14,078	139,845	46,094	12,697	461,815
Available for sale financial investments	14,891	44,865	1,288	436	333	354	569	98	–	62,834
Reverse repurchase agreements	17,939	110,645	536	428	806	–	–	–	–	130,354
Other assets	103	1,397	602	260	8	12	155	554	5	3,096
Total on-balance sheet	156,255	1,340,393	68,334	68,488	53,733	37,041	140,569	47,134	12,721	1,924,668
Off-balance sheet:
Acceptances and endorsements	–	151	180	231	14	3	–	6	–	585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	–	44,858	4,161	2,275	778	1,604	–	266	–	53,942
Commitments	5,096	33,746	32,769	36,815	11,405	16,279	12,196	112,510	–	260,816
Total off-balance sheet	5,096	78,755	37,110	39,321	12,197	17,886	12,196	112,782	–	315,343
Total	161,351	1,419,148	105,444	107,809	65,930	54,927	152,765	159,916	12,721	2,240,011

47 Credit risk continued

Loans and advances

Credit risk management

Governance and responsibilities

The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Chief Risk Officer.

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

The principal committees that review credit risk management, formulate overall Group credit policy and resolve all significant credit policy issues are the Board Risk Committee, the Group Risk Oversight Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Management Committee.

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

The monthly Wholesale and Retail Credit Risk Management Committees exercise oversight through review and challenge of the size and constitution of the portfolios when viewed against Group Risk Appetite for wholesale and retail credit risks. They are chaired by the Wholesale and Retail Credit Risk Directors.

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

The Group considers Credit Risk Loans (defined as all customers overdue by 90 days or more, and/or individually impaired or restructured) and loan loss rates when assessing the credit performance of its loan portfolios, other than those held at fair value. For the purposes of historical and business unit comparison, loan loss rates are defined as total annualised credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Credit risk mitigation

Where appropriate, the Group takes action to mitigate credit risk such as reducing amounts outstanding (in discussion with the customers, clients or counterparties if appropriate), using credit derivatives, securitising assets, and disposals.

Diversification to avoid unwanted credit risk concentrations is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Board Risk Committee and the Group Risk Oversight Committee. Mandate and scale limits are used to limit the stock of current exposures in a loan portfolio and the flow of new exposures into a loan portfolio. Limits are typically based on the tenor and nature of the lending.

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

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

All loans and advances are categorised as either:

– neither past due nor individually impaired;

– past due but not individually impaired; or

– individually impaired, which includes restructured loans.

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

	Neither past due nor individually impaired [a] £m	Past due but not individually impaired [b] £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £m	Credit Risk Loans £m	Coverage ratio %
As at 31st December 2009
Trading portfolio:
Traded loans	2,962	–	–	2,962	–	2,962	–	–
Financial assets designated at fair value held on own account:
Loans and advances	22,210	180	–	22,390	–	22,390	–	–
Other financial assets	557	–	–	557	–	557	–	–
Loans and advances to banks	38,859	2,280	57	41,196	(61)	41,135	57	100.0
Loans and advances to customers:
Residential mortgage loans	139,199	8,846	1,693	149,738	(639)	149,099	3,604	17.7
Credit card receivables	20,195	1,544	2,459	24,198	(2,309)	21,889	3,068	75.3
Other personal lending	23,796	2,175	2,372	28,343	(2,908)	25,435	3,466	83.9
Wholesale and corporate loans and advances	199,800	7,598	10,088	217,486	(4,558)	212,928	11,497	39.6
Finance lease receivables	10,128	664	402	11,194	(321)	10,873	696	46.1
Total	457,706	23,287	17,071	498,064	(10,796)	487,268	22,388	48.2

As at 31st December 2008
Trading portfolio:
Traded loans	1,070	–	–	1,070	–	1,070	–	–
Financial assets designated at fair value held on own account:
Loans and advances	29,182	875	–	30,057	–	30,057	–	–
Other financial assets	1,469	–	–	1,469	–	1,469	–	–
Loans and advances to banks	46,665	1,045	48	47,758	(51)	47,707	48	100.0
Loans and advances to customers [c]:
Residential mortgage loans	131,017	7,481	1,668	140,166	(321)	139,845	2,528	12.7
Credit card receivables	21,092	1,426	1,231	23,749	(1,445)	22,304	1,990	72.6
Other personal lending	25,885	1,274	1,980	29,139	(1,869)	27,270	2,560	73.0
Wholesale and corporate loans and advances	246,505	8,307	7,586	262,398	(2,699)	259,699	8,277	32.6
Finance lease receivables	12,367	285	234	12,886	(189)	12,697	297	63.6
Total	515,252	20,693	12,747	548,692	(6,574)	542,118	15,700	41.9

Notes

a	Financial assets subject to collective impairment allowance are included in this column if they are not past due.

b	Financial assets subject to collective impairment allowance are included in this column if they are past due.

c	Loans and advances to customers in the above table have been reanalysed between Residential mortgage loans and Other personal lending.

47 Credit risk continued

Credit quality of loans and advances neither past due nor individually impaired

			2009				2008
	Strong £m	Satisfactory £m	Higher risk £m	Total £m	Strong £m	Satisfactory £m	Higher risk £m	Total £m
Trading portfolio:
Traded loans	1,366	1,290	306	2,962	759	220	91	1,070
Financial assets designated at fair value held on own account:
Loans and advances	15,909	3,809	2,492	22,210	25,665	2,792	725	29,182
Other financial assets	261	–	296	557	–	1,469	–	1,469
Loans and advances to banks	35,825	2,492	542	38,859	40,181	6,384	100	46,665
Loans and advances to customers:
Residential mortgage loans	66,956	69,919	2,324	139,199	86,937	42,770	1,310	131,017
Credit card receivables	–	20,038	157	20,195	–	20,426	666	21,092
Other personal lending	3,417	18,108	2,271	23,796	2,975	21,750	1,160	25,885
Wholesale and corporate loans and advances	119,764	70,132	9,904	199,800	141,868	94,453	10,184	246,505
Finance lease receivables	2,664	7,082	382	10,128	4,214	7,504	649	12,367
Total loans and advances	246,162	192,870	18,674	457,706	302,599	197,768	14,885	515,252
For the purposes of the analysis of credit quality, the following internal measures of credit quality have been used:

	Retail lending	Wholesale lending
Financial statements description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05% 0.05-0.15% 0.15-0.30% 0.30-0.60%	1-3 4-5 6-8 9-11
Satisfactory	0.60-10.00%	0.60-2.15% 2.15-11.35%	12-14 15-19
Higher risk	10.00% +	11.35% +	20-21

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

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

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

	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Of which Credit Risk Loans £m

2009
Financial assets designated at fair value held on own account:
Loans and advances	170	–	1	–	9	180	–
Loans and advances to banks	2,280	–	–	–	–	2,280	–
Loans and advances to customers:
Residential mortgage loans	4,849	1,453	633	1,410	501	8,846	1,911
Credit card receivables	501	214	220	459	150	1,544	609
Other personal lending	369	295	417	413	681	2,175	1,094
Wholesale and corporate loans and advances	5,403	292	494	866	543	7,598	1,409
Finance lease receivables	186	86	98	282	12	664	294
Total loans and advances to customers	11,308	2,340	1,862	3,430	1,887	20,827	5,317
Total financial assets past due but not individually impaired	13,758	2,340	1,863	3,430	1,896	23,287	5,317

2008
Financial assets designated at fair value held on own account:
Loans and advances	315	147	81	82	250	875	–
Loans and advances to banks	1,044	1	–	–	–	1,045	–
Loans and advances to customers:
Residential mortgage loans	4,421	1,570	630	713	147	7,481	860
Credit card receivables	293	224	150	291	468	1,426	759
Other personal lending	219	202	273	338	242	1,274	580
Wholesale and corporate loans and advances	6,229	540	847	477	214	8,307	691
Finance lease receivables	130	53	39	63	–	285	63
Total loans and advances to customers	11,292	2,589	1,939	1,882	1,071	18,773	2,953
Total financial assets past due but not individually impaired	12,651	2,737	2,020	1,964	1,321	20,693	2,953

47 Credit risk continued

Loans and advances individually assessed as impaired

An analysis of financial assets individually assessed as impaired is as follows:

	2009			2008
	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m

Loans and advances to banks individually impaired	57	(49)	8	48	(44)	4
Loans and advances to customers:
Residential mortgage loans	1,693	(317)	1,376	1,668	(240)	1,428
Credit card receivables	2,459	(1,690)	769	1,231	(727)	504
Other personal lending	2,372	(1,531)	841	1,980	(1,237)	743
Wholesale and corporate loans and advances	10,088	(3,837)	6,251	7,586	(2,310)	5,276
Finance lease receivables	402	(233)	169	234	(140)	94
Total loans and advances individually impaired	17,071	(7,657)	9,414	12,747	(4,698)	8,049
Collective impairment allowance		(3,139)			(1,876)
Total impairment allowance		(10,796)			(6,574)

The movements on the impairment allowance during the year were as follows:

	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m

2009
Loans and advances to banks	51	–	–	(11)	–	10	11	61
Loans and advances to customers:
Residential mortgage loans	321	19	(59)	46	(82)	3	391	639
Credit card receivables	1,445	415	(79)	(28)	(1,009)	78	1,487	2,309
Other personal lending	1,869	–	(26)	(89)	(633)	21	1,766	2,908
Wholesale and corporate loans and advances	2,699	–	(15)	(48)	(1,538)	28	3,432	4,558
Finance lease receivables	189	–	(6)	3	(118)	10	243	321
Total loans and advances to customers	6,523	434	(185)	(116)	(3,380)	140	7,319	10,735
Total impairment allowance	6,574	434	(185)	(127)	(3,380)	150	7,330	10,796
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m

2008
Loans and advances to banks	3	–	–	1	–	7	40	51
Loans and advances to customers:
Residential mortgage loans	137	–	(35)	19	(44)	3	241	321
Credit card receivables	841	306	(68)	94	(845)	69	1,048	1,445
Other personal lending	1,368	1	(32)	134	(525)	42	881	1,869
Wholesale and corporate loans and advances	1,310	–	–	506	(1,428)	41	2,270	2,699
Finance lease receivables	113	–	–	37	(77)	12	104	189
Total loans and advances to customers	3,769	307	(135)	790	(2,919)	167	4,544	6,523
Total impairment allowance	3,772	307	(135)	791	(2,919)	174	4,584	6,574

Loan Loss Rates
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Impairment charge £m	Loan Loss Rate basis points
As at 31st December 2009	472,155	(10,796)	461,359	7,358	156
As at 31st December 2008	516,096	(6,574)	509,522	4,913	95

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

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

Nature of assets
	2009 Fair value £m	2008 Fair value £m
Residential property	9,628	7,264

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

Collateral and other credit enhancements obtained

The carrying value of assets held by the Group as at 31st December 2009 as a result of the enforcement of collateral was as follows:

Nature of assets
	2009 Carrying amount £m	2008 Carrying amount £m
Residential property	71	171
Commercial and industrial property	66	2
Other credit enhancements	248	61
Total	385	234

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

47 Credit risk continued

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

An analysis of the credit quality of the Group’s debt securities is set out below:

	2009				2008
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B-and below £m	Total £m
Trading portfolio:
Treasury and other eligible bills	9,901	25	–	9,926	4,491	53	–	4,544
Debt securities	109,237	5,321	2,036	116,594	141,454	5,556	1,676	148,686
Total trading portfolio	119,138	5,346	2,036	126,520	145,945	5,609	1,676	153,230
Financial assets designated at fair value held on own account:
Debt securities	2,200	1,791	16	4,007	1,222	7,406	–	8,628
Available for sale financial investments:
Treasury and other eligible bills	4,049	1,870	–	5,919	2,823	1,180	–	4,003
Debt securities	40,184	3,185	519	43,888	55,817	2,347	667	58,831
Total available for sale financial investments	44,233	5,055	519	49,807	58,640	3,527	667	62,834
Total debt securities	165,571	12,192	2,571	180,334	205,807	16,542	2,343	224,692
%	91.8	6.8	1.4	100.0	91.6	7.4	1.0	100.0

Included in the table above, there are impaired available for sale debt securities with a carrying value at 31st December 2009 of £265m (2008: £329m), after a write-down of £692m (2008: £363m).

Collateral is not generally obtained directly from the issuers of debt securities. Certain debt securities may be collateralised by specifically identified assets that would be obtainable in the event of default.

Derivatives

Derivatives are measured on a fair value basis.

The credit quality of the Group’s derivative assets according to the credit quality of the counterparty at 31st December 2009 and 2008 was as follows:

	2009				2008
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Derivatives	399,534	15,565	1,716	416,815	939,071	42,266	3,465	984,802
%	95.9	3.7	0.4	100.0	95.3	4.3	0.4	100.0

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting OTC derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur.

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

Derivative assets and liabilities would be £374bn (2008: £917bn) lower than reported if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral.

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Reverse repurchase agreements

Reverse repurchase agreements and securities borrowing arrangements are collateralised loans typically of short maturities.

The loans are fully collateralised with highly liquid securities legally transferred to the Group. The level of collateral is monitored daily and further collateral called when required.

	2009				2008
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Financial assets designated at fair value held on own account:
Other financial assets	4,749	1,955	1,053	7,757	3,882	3,401	–	7,283
Reverse repurchase agreements	136,366	6,674	391	143,431	122,188	6,101	2,065	130,354
Total reverse repurchase agreements	141,115	8,629	1,444	151,188	126,070	9,502	2,065	137,637
%	93.3	5.7	1.0	100.0	91.6	6.9	1.5	100.0

No reverse repurchase agreements held by the Group at 31st December 2009 or 2008 were individually impaired, however during the year, the Group wrote off £43m of reverse repurchase agreements (2008: 124m).

Other credit risk assets

The Group’s other assets that are subject to credit risk are cash with central banks of £81,483m (2008: £30,019m), items in course of collection from other Banks £1,593m (2008: £1,695m), other financial assets £3,476m (2008: £3,096m).

Cash and balances at central banks

Substantially all balances are held with central banks. There is limited credit risk in relation to balances at central banks.

Items in the course of collection from other banks

There is limited credit risk in relation to items in the course of collection through the clearing system from other banks. Other financial assets

Other financial assets

Other financial assets comprise £3,476m (2008: £3,096m) of other assets and £344m (2008 £609m) of assets held at fair value.

Off-balance sheet

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, customers and counterparties will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

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

The exposures are set out by asset class below:

US Residential Mortgages	As at 31.12.09 £m	As at 31.12.08 £m
ABS CDO Super Senior	1,931	3,104
Other US sub-prime and Alt-A	1,392	7,729
Monoline wrapped US RMBS	6	1,639
Commercial mortgages
Commercial real estate loans and properties	7,734	11,578
Commercial mortgage-backed securities	471	735
Monoline wrapped CMBS	30	1,854
Other Credit Market Exposures
Leveraged finance [a]	5,507	9,048
SIVs, SIV-Lites and CDPCs	553	1,113
Monoline wrapped CLO and other	2,126	4,939
Total exposures	19,750	41,739
Loan to Protium	7,859	–

On 16th September 2009, Barclays Capital sold assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction, Barclays extended a £7,669m 10-year loan to Protium Finance LP. At 31st December 2009, this loan had a carrying value of £7,859m (including accrued interest).

Note

a	This is a change in presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

48 Market risk

Market risk management

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital. Barclays is also exposed to market risk through interest rate risk on its non-trading activities and through the pension fund.

Organisation and structure

The Board approves market risk appetite for trading and non-trading activities. The Market Risk Director is responsible for the Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Chief Risk Officer, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Each business is responsible for the identification, measurement, management, control and reporting of market risk as outlined in Barclays Market Risk Control Framework. Oversight and support is provided to the business by the Market Risk Director, assisted by the Group Market Risk team. The Market Risk Committee reviews, approves, and makes recommendations concerning the market risk profile across Barclays including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Market Risk Director. Attendees include the Chief Risk Officer, respective business risk managers and Group Market Risk.

Traded market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together.

Risk measurement and control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall , average of the three worst hypothetical losses from the DVaR simulation (3W), Global Asset Class stress testing and Global Scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two-year unweighted historical period at the 95% confidence level.

The historical simulation calculation can be split into three parts:

– Calculate hypothetical daily profit or loss for each position over the most recent two years, using observed daily market moves.

– Sum all hypothetical profit or losses for day one across all positions, giving one total profit or loss. Repeat for all other days in the two-year history.

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

DVaR is an important market risk measurement and control tool and consequently the model is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA), exceeds the corresponding DVaR estimate, measured at the 99% confidence level.

The FSA categorises a DVaR model as green, amber or red. A green model is consistent with a good working DVaR model and is achieved for models that have four or less back-testing exceptions in a 12-month period. For Barclays Capital’s trading book, green model status was maintained for 2009 and 2008.

Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. To improve the control framework, formal monitoring of 3W (average of the three worst observations from the DVaR historical simulation) was started in the first half of 2009.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity and foreign exchange rates. They are based on past stress moves in respective asset class prices and rates. Global Scenario stress testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged.

Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level such as interest rate risk, and business line level. Book limits such as foreign exchange and interest rate sensitivity limits are also in place.

Notes to the accounts

For the year ended 31st December 2009

continued

48 Market risk continued

Analysis of traded market risk exposures

Barclays Capital's market risk exposure, as measured by average total DVaR, increased by 45% to £77m (2008: £53m). The rise was mainly due to volatility considerations, increased interest rate and credit spread exposure, and the Lehman Brothers North America businesses acquisition. Volatility impacted average DVaR because 2008’s extreme volatility impacted DVaR throughout 2009 but only impacted 2008 DVaR in the last four months of 2008.

Expected shortfall and 3W averaged £121m and £209m respectively representing increases of £51m (73%) and £93m (80%) compared to 2008. The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W were calculated as below.

DVaR (95%)
	12 months to 31st December 2009			12 months to 31st December 2008
	Average £m	High [a] £m	Low [a] £m	Average £m	High [a] £m	Low [a] £m
Interest rate risk	44	83	23	29	48	15
Credit spread risk	58	102	35	31	72	15
Commodity risk	14	20	11	18	25	13
Equity risk	13	27	5	9	21	5
Foreign exchange risk	8	15	3	6	13	2
Diversification effect [a]	(60)	n/a	n/a	(40)	n/a	n/a
Total DVaR	77	119	50	53	95	36
Expected shortfall	121	188	88	70	146	41
3W	209	301	148	116	282	61

Non-traded interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services.

Barclays objective is to minimise non-traded risk. This is achieved by transferring risk from the business to a local treasury or Group Treasury, who in turn hedge the net exposure with the external market. Limits exist to ensure no material risk is retained within any business or product area. The majority of non-trading interest rate market exposures are within Global Retail and Commercial Banking, and Group Treasury. Trading activity is not permitted outside Barclays Capital.

Risk measurement and control

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and a present value metric (Daily Value at Risk or stress testing). In addition scenario stress analysis is carried out by the business and reviewed by senior management and business-level asset and liability committees, when required.

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis points increase or decrease in interest rates, subject to a minimum interest rate of 0%. Balances are adjusted for an assumed behavioural profile. This includes the treatment of non-maturity deposits.

Daily Value at Risk and stress testing is calculated using a Barclays Capital consistent approach. Both these metrics are calculated by each respective business area with oversight provided by Group Market Risk.

Risk exposures are monitored by respective business risk managers with oversight provided by Group Market Risk. The main business limits are approved by Market Risk Committee. Book limits such as foreign exchange and interest rate sensitivity limits are also in place where appropriate.

To further improve the market risk control framework, Group Market Risk initiated an ongoing programme of conformance visits to non-traded Treasury operations. These visits review both the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays policies and standards as detailed in the market risk control framework.

Note

a	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

48 Market risk continued

Analysis of net interest income sensitivity

The tables below show the pre-tax net interest income sensitivity for the non-trading financial assets and financial liabilities held at 31st December 2009. The sensitivity has been measured using AEaR methodology as described above. The benchmark interest rate for each currency is set as at 31st December 2009. The figures include the effect of hedging instruments but exclude exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

Net interest income sensitivity (AEaR) by currency
	+100 basis points 2009 £m	–100 basis points 2009 £m	+100 basis points 2008 £m	–100 basis points 2008 £m
GBP	30	(360)	3	(273)
USD	(43)	14	(25)	7
EUR	(34)	–	(34)	30
ZAR	29	(27)	13	(13)
Others	(1)	4	–	(8)
Total	(19)	(369)	(43)	(257)
As percentage of net interest income	(0.16% )	(3.10% )	(0.37% )	(2.24% )

Non-traded interest rate risk, as measured by AEaR, was £369m in 2009, an increase of £112m compared to 2008. This estimate takes into account the rates in place as at 31st December 2009. The increase mainly reflects the reduced spread generated on retail and commercial banking liabilities in the lower interest rate environment. If the interest rate hedges had not been in place then the AEaR risk for 2009 would have been £704m (2008: £670m).

DVaR is also used to control market risk in Global Retail and Commercial Banking – Western Europe and in Group Treasury. The indicative average DVaRs for 2009 are £1.4m (2008: £1.3m) for Western Europe and £1.0m (2008: £0.6m) for Group Treasury.

Analysis of equity sensitivity

	+100 basis points 2009 £m	–100 basis points 2009 £m	+100 basis points 2008 £m	–100 basis points 2008 £m
Net interest income	(19)	(369)	(43)	(257)
Taxation effects on the above	4	86	6	33
Effect on profit for the year	(15)	(283)	(37)	(224)
As percentage of net profit after tax	(0.15% )	(2.75% )	(0.70% )	(4.24% )
Effect on profit for the year (per above)	(15)	(283)	(37)	(224)
Available for sale reserve	(527)	527	(806)	806
Cash flow hedge reserve	(929)	957	(473)	474
Taxation effects on the above	341	(347)	166	(166)
Effect on equity	(1,130)	854	(1,150)	890
As percentage of equity	(1.93% )	1.46%	(2.43% )	1.88%

Notes to the accounts

For the year ended 31st December 2009

continued

48 Market risk continued

Foreign exchange risk

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays Capital which is monitored through DVaR.

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31st December 2009 or 2008. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for the year ended 31st December 2009 or 2008.

b) Translational foreign exchange exposure

The Group’s translational foreign currency exposure arises from both its capital resources (including investments in subsidiaries and branches, intangible assets, non-controlling interests, deductions from capital and debt capital instruments) and risk weighted assets (RWAs) being denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign exchange rate movements.

The Group’s capital ratio hedge strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency Core Tier 1, Tier 1 and Total Capital resources to foreign currency RWAs the same as the Group’s capital ratios.

The Group’s foreign currency capital resources include investments in subsidiaries and branches, intangible assets, non-controlling interests, deductions from capital and debt capital instruments.

The Group’s investments in foreign currency subsidiaries and branches create capital resources denominated in foreign currencies. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

During 2009, structural currency exposures net of hedging instruments increased from £6.4bn to £12.5bn primarily as a result of US Dollar hedging decisions taken in accordance with the Group’s capital ratio hedge strategy for foreign exchange rate movements.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC, but can also be achieved by subsidiaries issuing capital in local currencies.

The carrying value of the Group’s foreign currency net investments in subsidiaries and branches and the foreign currency borrowings and derivatives used to hedge them as at 31st December 2009 were as follows:

At 31st December 2009 Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
US Dollar	16,677	3,205	–	13,472	6,056	7,416
Euro	6,772	3,418	–	3,354	2,902	452
Rand	4,055	–	1,542	2,513	189	2,324
Japanese Yen	4,436	3,484	940	12	–	12
Swiss Franc	2,840	2,734	92	14	–	14
Other	2,983	–	677	2,306	–	2,306
Total	37,763	12,841	3,251	21,671	9,147	12,524

At 31st December 2008
US Dollar	14,577	6,019	–	8,558	6,720	1,838
Euro	6,336	2,922	–	3,414	3,125	289
Rand	3,725	–	1,306	2,419	164	2,255
Japanese Yen	5,009	801	4,212	(4)	–	(4)
Swiss Franc	3,042	2,936	101	5	–	5
Other	2,940	–	880	2,060	–	2,060
Total	35,629	12,678	6,499	16,452	10,009	6,443

48 Market risk continued

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

49 Liquidity risk

Liquidity management

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities, investments and deposits. In extreme circumstances lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. The risk that it will be unable to do so is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events.

Organisation and structure

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

The objective of the Group’s liquidity risk management strategy is to ensure that the funding profile of individual businesses and the Group as a whole is appropriate to underlying market conditions and the profile of our business in each given country. Liquidity risk limits and controls are flexed to achieve that profile and are based on regular qualitative and quantitative assessments of conditions under both normal and stressed conditions. Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

Liquidity limits reflect both local regulatory requirements as well as the behavioural characteristics of their balance sheets. Breaches of limits are reported to Treasury Committee together with details of the requirements to return to compliance.

Liquidity risk framework

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Many of the stress tests currently applied under the Liquidity Framework will also be applied under the FSA’s new regime, although the precise calibration may differ in Barclays final Individual Liquidity Guidance to be set by the FSA. The framework considers a range of possible wholesale and retail factors leading to loss of financing including:

–	maturing of wholesale liabilities;

–	loss of secured financing and widened haircuts on remaining book;

–	retail and commercial outflows from savings and deposit accounts;

–	drawdown of loans and commitments;

–	potential impact of a two-notch ratings downgrade; and

–	withdrawal of initial margin amounts by counterparties.

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and cash. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity pool

The Group liquidity pool as at 31st December 2009 was £127bn gross (31st December 2008: £43bn) and comprised the following cash and unencumbered assets:

Composition of Group liquidity pool
	Cash and deposits with central banks £bn	Government guaranteed bonds £bn	Government and supranational bonds £bn	Other available liquidity £bn	Total £bn
As at 31st December 2009	81	3	31	12	127
As at 31st December 2008 [a]	30	–	2	11	43

The cost of maintaining the liquidity pool is a function of the source of funding for the buffer and the reinvestment spread.

Note

a	Previously disclosed as Barclays Capital only.

Notes to the accounts

For the year ended 31st December 2009

continued

49 Liquidity risk continued

Term financing

Raising term funding is important in meeting the risk appetite of the Barclays Liquidity Framework. Barclays has continued to increase the term of issued liabilities during 2009 by issuing:

–	£15bn equivalent of public senior term funding

–	£1.8bn equivalent of public covered bonds

–	£21bn equivalent of structured notes

The Group has £4bn of publicly issued debt and £11bn of structured notes maturing in 2010.

Intraday liquidity

The need to monitor, manage and control intraday liquidity in real time is recognised by the Group as a critical process: any failure to meet specific intraday commitments would have significant consequences, such as a visible market disruption.

The Group policy is that each operation must ensure that it has access to sufficient intraday liquidity to meet any obligations it may have to clearing and settlement systems. Major currency payment flows and payment system collateral are monitored and managed in real time to ensure that at all times there is sufficient collateral to make payments. In practice the Group maintains a significant buffer of surplus intraday liquidity to ensure that payments are made on a timely basis. The Group actively engages in payment system development to help ensure that new payment systems are robust.

Day to day funding

Day to day funding is managed through limits on wholesale borrowings, secured borrowings and funding mismatches. These ensure that on any day and over any period there is a limited amount of refinancing requirement. These requirements include replenishment of funds as they mature or are borrowed by customers.

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

Wholesale depositor split by counterparty type – Barclays Capital
	Banks %	Corporates %	Governments %	Other central banks %	Other financial institutions %	Total %
As at 31st December 2009	36	15	2	16	31	100
As at 31st December 2008	32	15	11	9	33	100

Wholesale depositor split by geography – Barclays Capital
	US %	UK %	Other EU %	Japan %	Africa %	World %	Rest of Total %
As at 31st December 2009	9	25	23	3	16	24	100
As at 31st December 2008	13	22	16	9	17	23	100

Funding structure

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits and Barclays equity and other long-term capital. The Barclays Capital and Absa businesses are funded through the wholesale secured and unsecured funding markets.

The ratio of customer loans to customer deposits and long-term funding has improved to 81% at 31st December 2009, from 93% at 31st December 2008.

49 Liquidity risk continued

Global retail and commercial banking, Barclays Wealth and Head Office functions

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although contractually current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

Group policy is to ensure that the assets of the retail, wealth and corporate bank, together with Head Office functions, on a global basis, do not exceed customer deposits and subordinated funding so that these businesses place no reliance on wholesale markets. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structure of the South African financial sector.

In order to assess liquidity risk, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities and is managed to maintain a cash surplus. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out below. This shows that there is a funding surplus of £94.5bn, and that there are expected outflows of £10.2bn within one year from asset repayments being less than liability attrition. For subsequent years the expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows. Maturities of net liabilities are, therefore, behaviourally expected to occur after five years.

Behavioural maturity profile of assets and liabilities [a]
				Cash inflow/(outflow)
	Funding surplus £bn	Not more than 1 year £bn	Over 1 year but not more than 2 years £bn	Over 2 years but not more than 3 years £bn	Over 3 years but not more than 4 years £bn	Over 4 years but not more than 5 years £bn	Over 5 years £bn
As at 31st December 2009	94.5	(10.2)	17.8	21.2	7.8	1.8	(132.9)

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

73% of the inventory is funded on a secured basis (31st December 2008: 50%). Additionally, much of the short-term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured funding by asset class
	Government %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 31st December 2009	59	7	7	6	10	8	3
As at 31st December 2008	49	9	11	9	15	4	3

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short-term deposits that are included within the Group’s liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 14 monthsb at 31st December 2008 to at least 26 months at 31st December 2009.

Contractual maturity of unsecured liabilities[a] (Net of assets available from the Group liquidity pool)
	Not more than 1 month %	Not more than 2 months %	Not more than 3 months %	Not more than 6 months %	Not more than 1 year %	Over 1 year %
As at 31st December 2009	–	–	–	–	19	81

The extension of the term of the wholesale financing has meant that, as at 31st December 2009, 81% of net wholesale funding had remaining maturity of greater than one year and, as at the same date, there was no net wholesale unsecured refinancing required within six months.

Notes

a	In accordance with IFRS 7, prior year figures have not been provided as these measures have not previously been reported on a comparable basis.

b	The 31st December 2008 average unsecured liability term has been restated to at least 14 months to reflect refinements in the underlying calculation.

Notes to the accounts

For the year ended 31st December 2009

continued

49 Liquidity risk continued

Contractual maturity of financial assets and liabilities

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Such information is used (amongst other things) as the basis for modelling a behavioural balance sheet, for input into the liquidity framework, as discussed above.

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the on demand column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in Other assets and Other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

At 31st December 2009

	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	80,592	891	–	–	–	–	–	–	81,483
Items in the course of collection from other banks	1,243	350	–	–	–	–	–	–	1,593
Trading portfolio assets	151,344	–	–	–	–	–	–	–	151,344
Financial assets designated at fair value:
– held on own account	679	10,795	1,679	2,456	5,514	3,998	2,293	13,897	41,311
Derivative financial instruments:
– held for trading	415,638	–	–	–	–	–	–	–	415,638
– designated for risk management	–	216	115	89	236	101	334	86	1,177
Loans and advances to banks	5,114	30,385	314	1,787	2,396	544	98	497	41,135
Loans and advances to customers	44,826	68,876	8,987	17,848	51,886	38,357	63,180	126,264	420,224
Available for sale financial investments	1,157	6,999	8,356	3,434	20,530	5,871	6,802	3,334	56,483
Reverse repurchase agreements and cash collateral on securities borrowed	248	129,095	3,558	5,604	4,680	31	210	5	143,431
Other financial assets	–	2,816	–	–	660	–	–	–	3,476

Total financial assets	700,841	250,423	23,009	31,218	85,902	48,902	72,917	144,083	1,357,295

Other assets									21,634

Total assets									1,378,929

Liabilities
Deposits from other banks	3,861	50,020	4,850	15,558	1,325	200	420	212	76,446
Items in the course of collection due to other banks	1,373	93	–	–	–	–	–	–	1,466
Customer accounts	205,868	86,481	8,226	11,940	2,954	3,049	2,864	1,047	322,429
Trading portfolio liabilities	51,252	–	–	–	–	–	–	–	51,252
Financial liabilities designated at fair value:
– held on own account	1,219	17,599	5,755	7,145	18,780	14,701	14,647	6,356	86,202
Derivative financial instruments:
– held for trading	402,019	–	–	–	–	–	–	–	402,019
– designated for risk management	–	186	68	37	111	433	394	168	1,397
Debt securities in issue	64	43,390	17,761	19,408	29,904	11,607	7,838	5,930	135,902
Repurchase agreements and cash collateral on securities lent	502	189,843	5,446	2,525	326	108	29	2	198,781
Subordinated liabilities	–	173	1	27	1,234	1,375	9,871	13,135	25,816
Other financial liabilities	–	4,959	–	–	1,135	–	–	–	6,094

Total financial liabilities	666,158	392,744	42,107	56,640	55,769	31,473	36,063	26,850	1,307,804

Other liabilities									12,647

Total liabilities									1,320,451

Cumulative liquidity gap	34,683	(107,638)	(126,736)	(152,158)	(122,025)	(104,596)	(67,742)	49,491	58,478

49 Liquidity risk continued

At 31st December 2008
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	29,774	245	–	–	–	–	–	–	30,019
Items in the course of collection from other banks	1,619	76	–	–	–	–	–	–	1,695
Trading portfolio assets	185,637	–	–	–	–	–	–	–	185,637
Financial assets designated at fair value:
– held on own account	661	13,861	1,648	5,861	5,420	6,738	4,159	16,194	54,542
Derivative financial instruments:
– held for trading	981,996	–	–	–	–	–	–	–	981,996
– designated for risk management	–	381	91	542	505	336	419	532	2,806
Loans and advances to banks	4,882	35,690	505	1,892	1,887	1,854	52	945	47,707
Loans and advances to customers	51,155	87,624	12,447	21,976	60,927	44,982	57,409	125,295	461,815
Available for sale financial investments	132	11,539	5,129	13,461	10,266	6,660	9,779	8,010	64,976
Reverse repurchase agreements and cash collateral on securities borrowed	29	107,415	8,947	2,582	10,124	1,019	238	–	130,354
Other financial assets	–	2,459	–	–	637	–	–	–	3,096

Total financial assets	1,255,885	259,290	28,767	46,314	89,766	61,589	72,056	150,976	1,964,643

Other assets									88,337

Total assets									2,052,980

Liabilities
Deposits from other banks	10,850	94,083	6,040	1,273	1,585	461	433	185	114,910
Items in the course of collection due to other banks	1,633	2	–	–	–	–	–	–	1,635
Customer accounts	195,728	112,582	9,389	10,099	2,451	1,555	1,395	2,306	335,505
Trading portfolio liabilities	59,474	–	–	–	–	–	–	–	59,474
Financial liabilities designated at fair value:
– held on own account	1,043	16,573	10,630	5,115	12,229	12,041	11,825	7,436	76,892
Derivative financial instruments:
– held for trading	964,071	–	–	–	–	–	–	–	964,071
– designated for risk management	–	222	141	1,345	1,197	108	781	207	4,001
Debt securities in issue	2,567	79,600	10,049	17,197	23,355	9,856	2,528	4,415	149,567
Repurchase agreements and cash collateral on securities lent	69	176,169	3,409	2,067	245	267	59	–	182,285
Subordinated liabilities	–	260	49	281	1,345	999	10,176	16,732	29,842
Other financial liabilities	–	4,573	–	–	1,572	–	–	–	6,145

Total financial liabilities	1,235,435	484,064	39,707	37,377	43,979	25,287	27,197	31,281	1,924,327

Other liabilities									81,242

Total liabilities									2,005,569

Cumulative liquidity gap	20,450	(204,324)	(215,264)	(206,327)	(160,540)	(124,238)	(79,379)	40,316	47,411

Expected maturity dates do not differ significantly from the contract dates, except for:

–

Trading Portfolio Assets and Liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology.

–

Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type.

–	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Notes to the accounts

For the year ended 31st December 2009

continued

49 Liquidity risk continued

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

At 31st December 2009

	On demand £m	Within one year £m	Over one year but less than five years £m	Over five years £m	Total £m

Deposits from other banks	3,861	70,645	1,607	773	76,886
Items in the course of collection due to other banks	1,373	93	–	–	1,466
Customer accounts	205,868	106,991	6,898	5,488	325,245
Trading portfolio liabilities	51,252	–	–	–	51,252
Financial liabilities designated at fair value:
– held on own account	1,219	31,030	35,733	34,206	102,188
Derivative financial instruments:
– held for trading	402,019	–	–	–	402,019
– designated for risk management	–	311	627	998	1,936
Debt securities in issue	64	82,215	46,055	22,243	150,577
Repurchase agreements and cash collateral on securities lent	502	197,864	450	37	198,853
Subordinated liabilities	–	2,101	6,295	26,842	35,238
Other financial liabilities	–	4,959	1,135	–	6,094

Total financial liabilities	666,158	496,209	98,800	90,587	1,351,754

Off-balance sheet items
Loan commitments	127,540	74,111	4,181	861	206,693
Other commitments	386	384	19	–	789

Total off-balance sheet items	127,926	74,495	4,200	861	207,482

Total financial liabilities and off-balance sheet items	794,084	570,704	103,000	91,448	1,559,236

At 31st December 2008

Deposits from other banks	10,850	101,537	2,224	671	115,282
Items in the course of collection due to other banks	1,633	2	–	–	1,635
Customer accounts	195,728	132,927	5,249	5,807	339,711
Trading portfolio liabilities	59,474	–	–	–	59,474
Financial liabilities designated at fair value:
– held on own account	1,043	33,860	28,300	30,427	93,630
Derivative financial instruments:
– held for trading	964,071	–	–	–	964,071
– designated for risk management	–	1,809	1,671	1,206	4,686
Debt securities in issue	2,567	108,955	34,510	11,853	157,885
Repurchase agreements and cash collateral on securities lent	69	181,895	547	24	182,535
Subordinated liabilities [a]	–	1,273	5,114	28,726	35,113
Other financial liabilities	–	4,573	1,572	–	6,145

Total financial liabilities	1,235,435	566,831	79,187	78,714	1,960,167

Off-balance sheet items
Loan commitments	222,801	30,502	5,799	917	260,019
Other commitments	493	318	340	–	1,151

Total off-balance sheet items	223,294	30,820	6,139	917	261,170

Total financial liabilities and off-balance sheet items	1,458,729	597,651	85,326	79,631	2,221,337

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them. Any request for funds from investors would be met simultaneously from the linked assets.

The balances in the above table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

The principal due under perpetual subordinated liability instruments has been included in the over five years category. Further interest payments have not been included on this amount, which according to their strict contractual terms, could carry on indefinitely.

Note

a	Subordinated liabilities maturity has been reanalysed to reflect the date on which the counterparty can require repayment as opposed to the date of first call.

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

Comparison of carrying amounts and fair values

The following table summarises the carrying amounts of financial assets and liabilities presented on the Group’s balance sheet, and their fair values differentiating between financial assets and liabilities subsequently measured at fair value and those subsequently measured at amortised cost:

		2009		2008
	Notes	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Financial assets:
Cash and balances at central banks	a	81,483	81,483	30,019	30,019
Items in the course of collection from other banks	a	1,593	1,593	1,695	1,695
Trading portfolio assets
– Treasury and other eligible bills	b	9,926	9,926	4,544	4,544
– Debt securities	b	116,594	116,594	148,686	148,686
– Equity securities	b	19,602	19,602	30,535	30,535
– Traded loans	b	2,962	2,962	1,070	1,070
– Commodities	b	2,260	2,260	802	802

Financial assets designated at fair value:
held in respect of linked liabilities under investment contracts	b	1,257	1,257	66,657	66,657
held under own account:
– Equity securities	b	6,256	6,256	6,496	6,496
– Loans and advances	b	22,390	22,390	30,187	30,187
– Debt securities	b	4,007	4,007	8,628	8,628
– Other financial assets designated at fair value	b	8,658	8,658	9,231	9,231
Derivative financial instruments	b	416,815	416,815	984,802	984,802
Loans and advances to banks	c	41,135	41,135	47,707	47,594
Loans and advances to customers
– Residential mortgage loans	c	149,099	142,726	139,845	138,373
– Credit card receivables	c	21,889	21,889	22,304	22,312
– Other personal lending	c	25,435	25,430	27,270	26,496
– Wholesale and corporate loans and advances	c	212,928	207,648	259,699	247,798
– Finance lease receivables	c	10,873	10,898	12,697	12,697
Available for sale financial instruments
– Treasury and other eligible bills	b	5,919	5,919	4,003	4,003
– Debt securities	b	43,888	43,888	58,831	58,831
– Equity securities	b	6,676	6,676	2,142	2,142
Reverse repurchase agreements and cash collateral on securities borrowed	c	143,431	142,524	130,354	129,296
Financial liabilities:
Deposits from banks	d	76,446	76,457	114,910	114,912
Items in the course of collection due to other banks	a	1,466	1,466	1,635	1,635
Customer accounts:
– Current and demand accounts	d	100,710	100,710	82,515	82,515
– Savings accounts	d	81,188	81,188	76,008	76,008
– Other time deposits	d	140,531	140,544	176,982	176,966
Trading portfolio liabilities:
– Treasury and other eligible bills	b	381	381	79	79
– Debt securities	b	44,327	44,327	44,309	44,309
– Equity securities	b	6,468	6,468	14,919	14,919
– Commodities	b	76	76	167	167
Financial liabilities designated at fair value:
– Held on own account	b	86,202	86,202	76,892	76,892
– Liabilities to customers under investment contracts	b	1,679	1,679	69,183	69,183
Derivative financial instruments	b	403,416	403,416	968,072	968,072
Debt securities in issue	d	135,902	135,405	149,567	148,736
Repurchase agreements and cash collateral on securities lent	d	198,781	198,781	182,285	182,285
Subordinated liabilities	d	25,816	25,299	29,842	22,944

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Notes

a)	Fair value approximates carrying value due to the short-term nature of these financial assets and liabilities.

b)	The carrying value of financial instruments subsequently measured at fair value (including those held for trading, designated at fair value, derivatives and available for sale) is determined in accordance with accounting policy as noted on pages 168 and 169 and further description and analysis of these fair values are set out below.

c)	The carrying value of financial assets subsequently measured at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy as noted on page 169. In many cases the fair value disclosed approximates the carrying value because the instruments are short-term in nature or have interest rates that reprice frequently. In other cases, fair value is determined using discounted cash flows, applying either market derived interest rates or, where the counterparty is a bank, rates currently offered by other financial institutions for placings with similar characteristics. Alternatively, fair value can be determined by applying an average of available regional and industry segmental credit spreads to the loan portfolio, taking the contractual maturity of the loan facilities into consideration.

d)	The carrying value of financial liabilities subsequently measured at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue, subordinated liabilities) is determined in accordance with the accounting policy as noted on page 169. In many cases, the fair value disclosed approximates the carrying value because the instruments are short-term in nature or have interest rates that reprice frequently such as customer accounts and other deposits and short-term debt securities. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using a valuation model. Fair values for dated and undated convertible and non convertible loan capital are based on quoted market rates for the issue concerned or similar issues with similar terms and conditions.

Valuation inputs

During the year, the Group adopted the requirements of IFRS 7 – Financial Instruments: Disclosures. This requires an entity to classify its financial assets and liabilities held at fair value according to a hierarchy that reflects the significance of observable market inputs. The classification of these instruments is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Financial instruments, the valuation of which are determined by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm’s length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

This category includes highly liquid government bonds, short dated US agency securities, active listed equities and actively exchange-traded derivatives.

Valuation technique using observable inputs – Level 2

Financial instruments that have been valued using inputs other than quoted prices as described for level 1 but which are observable for the asset or liability, either directly or indirectly.

This category includes most investment grade and liquid high yield bonds; asset backed securities; long dated US agency securities; certain government bonds, less liquid listed equities; bank, corporate, and municipal obligations; certain OTC derivatives; certain convertible bonds; certificates of deposit and commercial paper; certain collateralised debt obligations (CDOs) (cash and synthetic underlyings); collateralised loan obligations (CLOs); commodities based derivatives; credit derivatives, certain credit default swaps (CDSs); most fund units; certain loans; foreign exchange spot and forward transactions; and certain issued notes.

Valuation technique using significant unobservable inputs – Level 3

Financial instruments, the valuation of which incorporate significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

This category includes certain corporate debt securities; highly distressed debt; private equity investments; commercial real estate loans; certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities); certain convertible bonds; some CDOs (cash and synthetic underlyings); certain credit default swaps; derivative exposures to Monoline insurers; fund units; certain asset backed securities; certain issued notes; certain collateralised loan obligations (CLOs) and certain loans.

50 Fair value of financial instruments continued

The following table shows the Group’s financial assets and liabilities that are recognised and measured at fair value and analysed by level within the fair value hierarchy.

Financial assets and liabilities measured at fair value
	Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
31st December 2009
Trading portfolio assets	76,256	69,010	6,078	151,344
Financial assets designated at fair value:
– held on own account	5,766	24,845	10,700	41,311
– held in respect of linked liabilities to customers under investment contracts	1,209	48	–	1,257
Derivative financial assets	3,163	401,451	12,201	416,815
Available for sale assets	19,919	35,287	1,277	56,483

Total assets	106,313	530,641	30,256	667,210
Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial liabilities designated at fair value	–	(82,374)	(3,828)	(86,202)
Liabilities to customers under investment contracts	(109)	(1,570)	–	(1,679)
Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)

Total liabilities	(44,733)	(484,796)	(13,020)	(542,549)
31st December 2008
Trading portfolio assets	72,120	98,892	14,625	185,637
Financial assets designated at fair value:
– held on own account	5,129	32,340	17,073	54,542
– held in respect of linked liabilities to customers under investment contracts	33,554	32,495	608	66,657
Derivative financial assets	5,548	956,348	22,906	984,802
Available for sale assets	14,391	47,448	3,137	64,976

Total assets	130,742	1,167,523	58,349	1,356,614
Trading portfolio liabilities	(42,777)	(16,439)	(258)	(59,474)
Financial liabilities designated at fair value	(23)	(73,698)	(3,171)	(76,892)
Liabilities to customers under investment contracts	(32,640)	(35,935)	(608)	(69,183)
Derivative financial liabilities	(3,516)	(949,143)	(15,413)	(968,072)

Total liabilities	(78,956)	(1,075,215)	(19,450)	(1,173,621)

The table above has been compiled using the new definitions required by IFRS 7 revised and, as a result, the classifications of assets and liabilities are not directly comparable to the Group’s previously published tables of fair value measurement.

The following table shows the Group’s financial assets and liabilities that are recognised and measured at fair value disaggregated by valuation techniques and by product type.

Financial assets and liabilities measured at fair value by product type At 31st December 2009
	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices Level 1 £m	Observable inputs Level 2 £m	Significant unobservable inputs Level 3 £m	Quoted market prices Level 1 £m	Observable inputs Level 2 £m	Significant unobservable inputs Level 3 £m

Commercial real estate loans	–	–	7,170	–	–	–
Asset backed products	–	34,779	5,840	–	(6,165)	(2,334)
Other credit products	1	47,202	2,020	–	(47,904)	(2,827)
Derivative exposure to Monoline insurers	–	–	2,027	–	–	–
Non-asset backed debt instruments	72,578	66,885	3,127	(35,760)	(73,371)	(3,202)
Equity products	28,053	11,772	1,536	(8,788)	(13,737)	(1,922)
Private equity	73	176	1,978	–	–	–
Funds and fund-linked products	3,856	5,387	1,241	–	(2,049)	–
FX products	–	24,885	761	–	(25,159)	(379)
Interest rate products	176	288,718	2,357	–	(275,684)	(1,775)
Commodity products	1,414	31,562	748	(76)	(37,091)	(581)
Other	162	19,275	1,451	(109)	(3,636)	–
Total	106,313	530,641	30,256	(44,733)	(484,796)	(13,020)

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Level 3 financial assets and liabilities by balance sheet classification and product type
As at 31st December 2009		Non-derivative assets		Non-derivative liabilities		Derivatives
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments [a] £m
Commercial real estate loans	–	7,170	–	–	–	–
Asset backed products	1,840	423	205	(5)	(63)	1,106
Other credit products	–	92	–	–	(595)	(304)
Derivative exposure to Monoline insurers	–	–	–	–	–	2,027
Non-asset backed debt instruments	2,461	438	166	(73)	(3,081)	14
Equity products	190	–	157	–	–	(733)
Private equity	104	1,237	637	–	–	–
Funds and fund-linked products	1,128	8	105	–	–	–
FX products	–	–	–	–	–	382
Interest rate products	–	64	–	–	(25)	543
Commodity products	–	12	4	–	(64)	215
Other	355	1,256	3	–	–	(163)

Total	6,078	10,700	1,277	(78)	(3,828)	3,087

Level 3 Movement Analysis

The following table summarises the movements in the level 3 balance during the year ended 31st December 2009. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to level 3 during the year. The table does not reflect gains and losses for level 3 financial assets and liabilities that were transferred out during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movement in level 3 financial assets and liabilities For the period ended 31st December 2009
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments [a] £m	Total £m
As at 1st January 2009	14,625	17,681	3,137	(258)	(3,779)	7,493	38,899
Purchases	2,021	700	459	(70)	(313)	2,334	5,131
Sales	(7,018)	(4,875)	(9)	172	690	(3,548)	(14,588)
Issues	–	–	–	–	(1,343)	(1,718)	(3,061)
Settlements	(410)	(804)	(347)	–	763	(100)	(898)
Total gains and losses in the period
Recognised in the income statement
– trading income	(2,290)	(3,356)	–	27	1,574	(3,516)	(7,561)
– other income	–	(434)	(131)	–	–	–	(565)
Total gains or losses recognised in other comprehensive income	–	–	(103)	–	–	–	(103)
Transfers in/transfers out	(850)	1,788	(1,729)	51	(1,420)	2,142	(18)
As at 31st December 2009	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236

The following table discloses the gains and losses recognised in the period arising on level 3 financial assets and liabilities held as at 31st December 2009.

Gains and losses recognised during the period on level 3 financial assets and liabilities held As at 31st December 2009
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments £m	Total £m
Total gains and losses held as at 31st December 2009
Recognised in the income statement
– trading income	(736)	(3,034)	–	8	(269)	(2,817)	(6,848)
– other income	–	(452)	(140)	–	–	–	(592)
Total gains or losses recognised in other comprehensive income	–	–	(65)	–	–	–	(65)
Total	(736)	(3,486)	(205)	8	(269)	(2,817)	(7,505)

Note

a	The derivative financial instruments in the tables above are represented on a net basis of £3,087m. On a gross basis derivative financial assets are £12,201m, derivative financial liabilities are £9,114m.

50 Fair value of financial instruments continued

The significant movements in the level 3 positions during the year ended 31st December 2009 are explained below:

– Purchases of £5.1bn were primarily composed of £1.7bn of asset backed products, £1.5bn of credit derivatives and £0.6bn of equity products.

– Sales of £14.6bn include the disposal of £7.5bn of assets backed products and Monoline exposures through the Protium transaction.

The Crescent debt restructuring, disclosed in Note 40, resulted in the sale of £1.0bn of commercial real estate loans and there were additional sales of £3.8bn asset backed products and £0.6bn Monoline exposures during the period.

– Issuances of £3.1bn were driven by £1.3bn of new credit-linked notes and equity, credit and commodity derivatives of £1.7bn.

– Losses in Trading Income of £7.6bn were primarily attributable to the £4.4bn of writedowns on the credit market exposures summarised in Note 47, along with writedowns on other asset backed products, funds and other Monoline insurers. These were offset by gains on interest rate and commodity products.

– Losses in Other Income of £0.6bn were driven by the writedown and impairment of commercial real estate loans.

– Transfers into level 3 were largely due to the lack of observable valuation inputs for certain securities as well as curves becoming unobservable for certain derivative products.

– Transfers out of level 3 were principally due to unobservable valuation inputs being deemed insignificant to the overall valuation of certain instruments particularly on investment grade asset backed products.

There were no significant transfers between level 1 and level 2.

Valuation techniques

Valuations based on observable inputs include financial instruments such as swaps and forwards which are valued using market standard pricing techniques; and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation models are reviewed at least annually for model performance and calibration. Current year valuation methodologies were consistent with the prior year unless otherwise noted below. These methodologies are commonly used by market participants.

The main products whose valuation includes unobservable inputs are described below.

Commercial real estate loans

This category includes lending on a range of commercial property types including retail, hotels, office and development properties.

The valuations are considered unobservable due to the bespoke nature of the instruments and the high level of volatility in the commercial real estate market at present. Fair value is calculated using a risk adjusted spread based methodology performed on a loan by loan basis with consideration of characteristics such as property type, geographic location, yields, credit quality and property performance reviews.

The valuation inputs are reviewed with reference to CMBX and CMBS bond indices. Initial spreads are sourced from market quoted origination spreads by property type and classified into Loan-to-Value (LTV) buckets which are adjusted for internal credit rating and subordination of the loans. The internal credit ratings used in the valuation model are subject to a monthly review process. The model is calibrated monthly based on external quotes of new origination property type spreads and the latest internal credit ratings.

The methodology used differs to the prior period in that internal credit ratings, additional risk factors and property performance reviews are now incorporated. The changes were made to take advantage of data that has become available and to enhance the assessment of credit risk.

Asset backed products

These are debt and derivative products that are linked to the cash flows of a pool of referenced assets. This category includes asset backed loans; CDOs (cash underlyings); CLOs; asset backed credit derivatives; asset and mortgage backed securities.

Within this population, valuation inputs are unobservable for non-investment grade ABS; non-agency residential mortgage backed securities (RMBS) and asset backed credit derivatives. The valuations are determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying collateral performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources.

The determination of parameter levels takes account of a range of factors such as deal vintage, underlying asset composition (historical losses; borrower characteristics; various loan attributes such as loan-to-value and debt-to-income ratios and geographic concentration), credit ratings (original and current), home price changes and interest rates.

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Other credit products

These products are linked to the credit spread of a referenced entity, index or basket of referenced entities. This category includes synthetic CDOs; single name and index CDS and Nth to default basket swaps. Within this population, valuation inputs are unobservable for certain synthetic CDOs and CDS with illiquid reference assets.

Synthetic CDOs are valued using a model that calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates and is calibrated daily. For index and bespoke synthetic CDOs with unobservable inputs, correlation is set with reference to index tranche market.

CDS with illiquid reference assets are valued using an industry standard ‘hazard-type’ model that calculates fair value of the credit protection using interest rates, credit spreads and recovery rates of the underlying issuers. Interest rates are observable and sourced from liquid interest rate instruments. Credit spreads are unobservable and are determined with reference to recent transactions or bond spreads from observable issuances of the same issuer or other similar obligors as a proxy.

Derivative exposure to Monoline insurers

These products comprise securities, principally CLOs, on which default protection has been purchased. Credit spreads of the counterparty providing protection are unobservable.

The derivative positions are valued with reference to the price of the underlying security. As the security and derivative are hedged, the net present value of the derivative increases as the net present value of the security decreases. The derivative valuation is then adjusted to reflect the credit quality of the counterparty.

Non-asset backed debt instruments

These are government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; notes and other non-asset backed bonds. Within this population, valuation inputs are unobservable for certain convertible bonds, corporate bonds and issued notes.

Convertible bonds are valued using prices observed through broker sources, market data services and trading activity. Prices are validated against liquid external sources. Where liquid external sources are not available, fair value is determined using a spread to the equity conversion value or the value of the bond without the additional equity conversion. The spread level is determined with reference to similar proxy assets. Positions are valued on a daily basis.

Corporate bonds are valued on a price basis or using spreads over risk free interest rate curves built from liquid instruments. Where unobservable, bond spreads are determined by reference to either issuances or alternatively CDS spreads of the same issuer are used as proxy inputs to obtain discounted cash flows and accordingly the value of the bond. In the absence of observable bond or CDS spreads of the respective issuer, similar reference assets or sector averages are applied as a proxy.

Fixed and floating rate notes issued, in certain emerging markets, are valued using models that discount expected future cash flows. These proprietary models calculate fair value based on observable interest rates and unobservable funding or credit spreads. The interest rates are derived from broker and bank notes rates. Funding spreads up to five years are sourced from negotiable commercial deposit rates in the market as a proxy. Funding spreads greater than five years are determined by applying linear extrapolation.

Equity products

This category includes listed equities; exchange traded derivatives; OTC equity derivatives; preference shares and contracts for difference. Within this population, valuation inputs for certain OTC equity derivatives are unobservable.

OTC equity derivatives valuation are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying instrument. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the risk profile of the trading portfolio. These are validated against consensus market data services for the same or similar underlying instrument. Models are calibrated daily based on liquid market instrument prices.

Private equity

Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar instruments, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates. Model inputs are based on market conditions at the reporting date. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Full valuations are performed bi-annually, with the portfolio reviewed on a monthly basis for material events that might impact upon fair value.

50 Fair value of financial instruments continued

Fund and fund-linked products

This category includes holdings in hedge funds; funds of funds; and fund derivatives. Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and other available market information.

In general fund holdings are valued based on the latest available valuation received from the fund administrator. Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest Net Asset Value (NAV) from the fund administrators is more than three months old. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and may be adjusted relative to the performance of relevant index benchmarks. Prices are marked based on available valuation data and any adjustments are reviewed on a monthly basis.

FX products

These products are derivatives linked to the foreign exchange market. This category includes Forward contracts, FX swaps and FX options.

Exotic derivatives are valued using industry standard and proprietary models. Fair value is based on input parameters that include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and other model parameters. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the risk profile of the trading portfolio. These are validated against consensus market data services on a monthly basis.

Interest rate products

These are products with a payoff linked to interest rates for example Libor (London interbank offer rate) or inflation rates and indices. This category includes interest rate and inflation swaps; swaptions; caps; floors; inflation options; Bank of England base rate derivatives and other exotic interest rate derivatives.

Inflation structured and property index-linked products are valued using an industry standard model. The model calculates fair value based on observable and unobservable parameters such as inflation index levels, volatilities and correlations sourced from trading information, broker data and historical analysis. The assumptions and inputs applied reflect observable parameters such as yield curves, interpolation adjustments for the seasonal nature of inflation and volatility surfaces. The most significant unobservable input is correlation between inflation indices. The suitability of the models employed is reviewed on an annual basis.

Bank of England base rate derivatives are valued using standard discounted cash flows techniques. Bank of England forward base rates are used as inputs into the valuation model. These forward base rates are constructed from the base rate yield curve set from market data up to five years. For maturities greater than five years, spreads to observable proxies are applied. The base rate yield curve used is updated daily.

Commodity products

These products are exchange traded and OTC derivatives based on an underlying commodity such as metals, oil and oil related, power and natural gas. Within this population, valuation inputs of certain commodity swaps and options are unobservable.

Valuation inputs of certain commodity swaps and options are determined using models incorporating discounting of cash flows, closed form Black models and Monte-Carlo simulation. The models calculate fair value based on inputs such as forward curves, volatility surfaces and tenor correlation. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market. As markets close at different times, curves are constructed using a spread to the primary market benchmark to ensure that all curves are valued using the dominant market base price.

The frequency and method used to calibrate the model is based on an assessment of observable option and swap prices.

Other

This category is primarily made up of fixed rate loans, which are valued using models that discount expected future cash flows. These models calculate the fair value based on observable interest rates and unobservable funding or credit spreads. Unobservable funding or credit spreads are determined by applying linear extrapolation of observable spreads.

Fair value adjustments

The main adjustments to model or system balances to arrive at a fair value are described below:

Bid-Offer valuation adjustments

Portfolios are valued to reflect the most advantageous market price to which Barclays has immediate access. For assets and liabilities where the firm is not a market maker, mid prices are adjusted to bid and offer prices respectively. The bid-offer adjustment factors reflect the expected close out strategy and, for derivatives, that they are managed on a portfolio basis. The methodology for determining the bid-offer adjustment for a derivative portfolio will generally involve netting between long and short positions and the bucketing of risk by strike and term in accordance with hedging strategy. Bid-offer levels are derived from market sources, such as broker data, and are reviewed periodically. For those assets and liabilities where the firm is a market maker (which is the case for certain equity, bond and vanilla derivative markets), since the bid-offer spread does not represent a transaction cost, mid prices are used.

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Model valuation adjustments

New models used for valuing the firm’s positions are reviewed under the firm’s Model Validation Policy. This assesses the assumptions used in modelling and recommends any model fair value adjustments. Such adjustments take account of any model limitations which may include additional model factors such as volatility skew or uncertainties such as prepayment rates. These adjustments calibrate the carrying value to fair value. The magnitude of the valuation adjustment is dependant on the size of portfolio, complexity of the model, whether the model is market standard and to what extent it incorporates all known risk factors. Models and model value adjustment recommendations are subject to an annual review process.

Credit and debit valuation adjustments

Credit Valuation Adjustments (CVAs) and Debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on the fair value of counterparty risk and Barclays’ own credit quality. These adjustments are modelled for OTC derivatives across all asset classes.

Probability of Default (PD) and Loss Given Default (LGD) are applied to expected exposures at a counterparty level to arrive at a CVA and DVA adjustment.

Monoline credit valuation adjustments

Expected exposure is calculated by simulating default losses on the underlying assets, calibrated to market observable parameters and forward looking market research. This exposure is then adjusted for any spread between prices derived from observable proxies and expected exposure based on the PD or regulatory intervention.

The PD used to calculate the CVA is derived from external ratings cross referenced to internal default grades and is based on internal simulations of credit-factor indices by region and industry designations, calibrated to historical time-series and forecast on the basis of current values. The LGD used to calculate the CVA is a function of available historical data, the monoline’s credit quality and risk concentration.

Other credit and debit valuation adjustments

CVAs and DVAs for non Monoline exposures are calculated using Monte-Carlo simulation to generate an expected exposure profile. The expected exposure is calculated at a counterparty level after netting and collateral are applied.

For counterparties with an observable credit market, the PD and LGD are derived from single name credit default swap prices. For all other counterparties, PDs are derived from a combination of industry curves; indices; and loan/note pricing taking into account geographic factors, internal credit ratings, loss assumptions and ratings agency data. Where the curve is unobservable and the CVA is significant to the overall value of the underlying derivative, the full value of the derivative and its associated credit valuation adjustment has been deemed unobservable.

CVAs are not incorporated into the fair value of certain counterparties where the market does not apply a credit charge. The categories of counterparties excluded are as follows:

–	Strongly collateralised counterparties – this is any counterparty with a collateral agreement with minimum weekly calls and the collateral threshold plus minimum transfer amount below a defined level;

–	Certain highly-rated sovereigns, supra-nationals and government agencies; and

–	Liquidity providers – when trading on the interbank market with certain collateralised market making counterparties no counterparty spreads are applied.

Where counterparty credit quality and exposure to that counterparty are linked, wrong way risk may arise. In these instances, wrong way risk suggests that exposure to the counterparty is likely to increase as counterparty credit quality deteriorates. Exposure to ‘wrong way risk’ is limited via internal governance processes and deal pricing.

Own credit adjustments

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

For funded instruments such as issued notes, credit spreads on Barclays issued bonds represent the most appropriate basis for this adjustment. However, from 30th September 2007 to 30th June 2009, Barclays credit default swap spreads were used to calculate the carrying amount of issued notes, since there were insufficient observable own credit spreads through secondary trading prices in issued bonds. From 1st July 2009, the carrying amount of issued notes has been calculated using credit spreads derived from secondary trading in Barclays issued bonds.

At 31st December 2009, the own credit adjustment arose from the fair valuation of £61.5bn of Barclays Capital structured notes (31st December 2008: £54.5bn). Barclays credit spreads improved during 2009, leading to a loss of £1,820m (2008: gain £1,663m) from the fair value of changes in own credit. If Barclays had calculated the carrying amount of issued notes using credit default swap spreads at 31st December 2009, the fair value of changes in own credit would have been a loss of £2,448m in the year.

Barclays Capital also uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 31st December 2009, cumulative adjustments of £307m (31st December 2008: £1,176m) were netted against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

50 Fair value of financial instruments continued

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

Year ended 31st December
	2009 £m	2008 £m
Opening balance	128	154
Additions	39	77
Amortisation and releases	(68)	(103)
Closing balance	99	128

Sensitivity analysis of valuations using unobservable inputs

At 31st December 2009	Fair value		Favourable changes		Unfavourable change
Product type	Total assets £m	Total liabilities £m	Profit and loss £m	Equity £m	Profit and loss £m	Equity £m
Commercial real estate loans	7,170	–	429	–	(437)	–
Asset backed products	5,840	(2,334)	175	4	(175)	(4)
Other credit products	2,020	(2,827)	171	–	(152)	–
Derivative exposure to Monoline insurers	2,027	–	336	–	(532)	–
Non-asset backed debt instruments	3,127	(3,202)	145	2	(141)	(2)
Equity products	1,536	(1,922)	28	15	(28)	(15)
Private equity	1,978	–	267	73	(339)	(95)
Funds and fund-linked products	1,241	–	100	–	(100)	–
FX products	761	(379)	33	–	(33)	–
Interest rate products	2,357	(1,775)	78	–	(78)	–
Commodity products	748	(581)	36	–	(36)	–
Other	1,451	–	52	–	(52)	–

Total	30,256	(13,020)	1,850	94	(2,103)	(116)

As part of risk management processes, an analysis is performed on unobservable parameters to generate a range of reasonably possible alternative valuations.

The effect of stressing the unobservable assumptions to a range of reasonably possible alternatives would be to increase the fair values by up to £1.9bn (2008: £2.4bn) or to decrease the fair values by up to £2.2bn (2008: £3bn) with substantially all the potential effect impacting profit or loss rather than equity. The metric has not been offset for the effect of hedging.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historic data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. The approach adopted in determining these sensitivities has evolved during the year, in the context of changing market conditions.

Commercial real estate loans

The unobservable inputs include but are not limited to market quoted origination spreads, internal credit ratings and subordination of the loans. The sensitivity is determined by applying a +/- 6% shift for each underlying position based on the largest upward and downward price movement of observable published indices of a similar nature in the preceding 12-month period.

Asset backed products

For non-agency RMBS and non-investment grade ABS, sensitivity is calculated on the price movement on observable ABX.HE indices. For asset backed credit derivatives, sensitivity is calculated on price movements within the ABX.HE.AAA indices. Sensitivity is based on the average of the largest price movement upward and the largest price movement downward in the preceding 12-month period.

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Other credit products

Sensitivity of synthetic CDOs is determined by using valuations based on different assumptions for recovery and tranche mapping. The sensitivity represents the impact of the application of different modelling assumptions. These model assumptions change the distribution of losses on the trades.

The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a +/- 0.5% stress to the DV01 for each underlying reference asset. The stress is based upon the average bid offer spreads observed in the market for similar CDS.

Derivative exposure to Monoline insurers

The main unobservable input in the valuation of the derivative exposure to Monoline insurers is the credit quality of the Monoline insurers. The approach to determine downside sensitivity is dependent on the credit quality of the Monoline insurer. For higher quality Monoline insurers a shift in internal credit ratings has been applied. For lower quality Monoline insurers the impact has been assessed by a shift to default and recovery rates. The recovery rate was set to 10% and risk of default to 100%. To assess the upside risk to Monoline insurers, the underlying assets were flexed by 3%, based on the average monthly move for the LCDX index over the preceding 12 month period.

Non-asset backed debt instruments

The sensitivity on convertible bonds, is determined by applying a +/- 1% shift for each underlying value. The shift is based upon the bid offer spreads observed in the market for similar bonds.

The sensitivity on corporate bonds portfolio is determined by applying a +/- 1% shift for each underlying value. The shift is based upon the average bid offer spreads observed in the market for similar bonds.

The sensitivity for fixed and floating rate notes is calculated using a +/- 1% shift in credit spreads.

Equity products

The sensitivity is estimated based on the statistical spread of consensus data services either directly or through proxies. The estimate has been calculated using 1 standard deviation of the consensus returns.

Private equity

The relevant valuation models are sensitive to each of the key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact to the outcome of the valuation, for example comparator multiples for a range of similar companies.

Fund and fund-linked products

The sensitivity measure is based on observing the largest monthly move in the main hedge fund index (HFRX) over the prior two-year period.

FX products

The sensitivity is based on the statistical spread of consensus data services. The estimate has been calculated using consensus data service statistical standard deviation and this represents 2 standard deviations of the mid correlations.

Interest rate products

For inflation products, the sensitivity is calculated by stressing the correlation parameters. The sensitivity was determined by applying a +/- 8% shift to the correlation risks and this was based on the historical observation of correlation levels over the preceeding month.
For base rate derivatives, the sensitivity is based on bid offer spreads of base rates swaps. The sensitivity was determined by applying a +/- 0.125% shift to the PV01 for each underlying position.

Commodity products

The sensitivity is determined by applying values based on historic variability over two years. The estimate has been calculated using data for shortdated forward volatility curves to generate a best and worst case likely scenario. The sensitivities are based on a 25% probability of occurrence over two years, and taking 50% of the difference between the best and worst multiplied by exposure to the relevant risk factor.

Other

The sensitivity for fixed rate loans is calculated using a +/- 1% shift in credit spreads.

Valuation control framework

The independent price verification process is a key control in ensuring the material accuracy of valuation. Price verification procedures cover all fair value positions. Data sources that are most representative of the market and readily available are used. The data sources are assessed against the following characteristics: independence; reliability; consistency between sources and evidence that it represents executable levels. This control process assists in the determination of whether market levels represent forced transactions which should not be considered in the assessment of fair value.

51 Reclassification of financial assets held for trading

On 25th November 2009 the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be no longer held for trading purposes, and thus considered as loans and receivables. The reclassified assets comprised Collateralised Loan Obligations (CLOs) against which the Group held credit protection with monoline counterparties rated below investment grade.

As at the 25th November, the assets had a carrying value of £8,027m. The effective interest rates on these assets ranged from 0.50% to 2.99% with undiscounted interest and principal cash flows of £8,769m.

In the period prior to reclassification, £1,500m of fair value gains were recognised in the consolidated income statement. Since the 25th November, paydowns and maturities of £26m along with foreign exchange movements on the assets and accrued interest resulted in a carrying value as at 31st December 2009 of £8,099m.

The carrying value of the securities reclassified during 2008 into loans and receivables has decreased from £3,986m to £1,279m primarily as a result of paydowns and maturities of the underlying securities of £2,733m. No impairment has been identified on these securities.

The following table provides a summary of the assets reclassified from held for trading to loans and advances.

	As at 31st December 2009		As at 31st December 2008
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Trading assets reclassified to loans and receivables
Reclassification 25th November 2009	8,099	7,994	–	–
Reclassification 16th December 2008	1,279	1,335	3,986	3,984
Total financial assets reclassified to loans and receivables	9,378	9,329	3,986	3,984

If the reclassifications had not been made, the Group's income statement for 2009 would have included net losses on the reclassified trading assets of £49m (2008: £2m).

After reclassification, the reclassified financial assets contributed £192m (2008: £4m) to interest income.

52 Capital Management

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The capital management strategy is to continue to maximise shareholder value through optimising both the level and mix of capital resources. Decisions on the allocation of capital resources are conducted as part of the strategic planning review.

The Group’s capital management objectives are to:

–	maintain sufficient capital resources to meet the minimum regulatory capital requirements set by the FSA and the US Federal Reserve Bank’s requirements that a financial holding company be well capitalised;

–	maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements;

–	support the Group’s credit rating;

–	ensure locally regulated subsidiaries can meet their minimum capital requirements; and

–	allocate capital to businesses to support the Group’s strategic objectives, including optimising returns on economic and regulatory capital.

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

Under Pillar 2 of Basel II, the Group is subject to an overall regulatory capital requirement based on individual capital guidance (‘ICG’) received from the FSA. The ICG imposes additional capital requirements in excess of Pillar 1 minimum capital.

Notes to the accounts

For the year ended 31st December 2009

continued

52 Capital Management continued

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

Regulatory capital

The table below provides details of the regulatory capital resources managed by the Group.

	Basel ll 2009 £m	Basel II 2008 £m
Total qualifying Tier 1 capital	49,637	37,250
Total qualifying Tier 2 capital	14,703	22,333
Total deductions	(880)	(856)
Total net capital resources	63,460	58,727

53 Segmental reporting

The following section analyses the Group’s performance by business. For management reporting purposes during 2009, Barclays was organised into the following business groupings:

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

53 Segmental reporting continued

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

Global Retail and Commercial Banking – Western Europe

GRCB – Western Europe encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in Spain, Italy, Portugal, France and Russia. GRCB – Western Europe serves customers through a variety of distribution channels. GRCB – Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking – Emerging Markets

GRCB – Emerging Markets serves retail and commercial banking customers in Botswana, Egypt, Ghana, India, Kenya, Mauritius, Pakistan, Seychelles, Tanzania, Uganda, the UAE, Zambia, Indonesia and Zimbabwe. Through a network of more than 683 distribution points and 1,023 ATMs, we provide 3.7 million customers and clients with a full range of products and services. This includes current accounts, savings, investments, mortgages and secured and unsecured lending.

Global Retail and Commercial Banking – Absa

GRCB – Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card and Absa Wealth which is included as part of Barclays Capital, Barclaycard and Barclays Wealth respectively. Absa Group Limited is a South African financial services organisation serving personal, commercial and corporate customers predominantly in South Africa. GRCB – Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

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

Barclays Global Investors

The majority of the BGI business, which was previously reported as a separate business segment, was sold on 1st December 2009 to BlackRock, Inc. and represents the Group’s discontinued operations. The continuing operations of BGI disclosed in the segmental analysis represent residual obligations under the cash support arrangements and associated liquidity support charges and, from 1st December 2009, include the Group’s 19.9% ongoing economic interest in BlackRock, Inc. This investment is accounted for as an available for sale equity investment, with no dividends being received during 2009.

Barclays Wealth

Barclays Wealth focuses on private and intermediary clients worldwide providing international and private banking, fiduciary services, investment management, and brokerage.

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

Notes to the accounts

For the year ended 31st December 2009

continued

53 Segmental reporting continued

As at 31st December 2009	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB – Absa £m	Barclays Capital £m	Barclays Global Investors [a] £m	Barclays Wealth £m	Head office functions and other operations £m	Total Continuing Operations £m
Interest income from external customers	2,421	1,568	2,573	1,083	765	1,385	1,002	(37)	470	688	11,918
Other income from external customers	1,550	1,096	1,456	640	280	1,166	10,097	76	966	(122)	17,205

Income from external customers, net of insurance claims	3,971	2,664	4,029	1,723	1,045	2,551	11,099	39	1,436	566	29,123
Inter-segment income	14	89	13	–	–	(2)	526	1	(103)	(538)	–

Total income net of insurance claims	3,985	2,753	4,042	1,723	1,045	2,549	11,625	40	1,333	28	29,123

Impairment charges and other credit provisions	(936)	(974)	(1,798)	(667)	(471)	(567)	(2,591)	–	(51)	(16)	(8,071)
Segment expenses – external	(2,187)	(838)	(1,440)	(1,318)	(934)	(1,743)	(6,559)	2	(1,015)	(683)	(16,715)
Inter-segment expenses	(253)	(192)	(54)	205	82	274	(33)	(19)	(123)	113	–
Total expenses	(2,440)	(1,030)	(1,494)	(1,113)	(852)	(1,469)	(6,592)	(17)	(1,138)	(570)	(16,715)

Share of post-tax results of associates and joint ventures	3	–	8	4	–	(4)	22	–	–	1	34

Profit on disposal of subsidiaries, associates and joint ventures	–	–	3	157	24	(3)	–	(1)	1	7	188
Gains on acquisitions	–	–	–	26	–	–	–	–	–	–	26

Business segment profit before tax	612	749	761	130	(254)	506	2,464	22	145	(550)	4,585

Additional information
Depreciation and amortisation	146	69	133	110	77	143	452	–	51	25	1,206
Impairment loss – intangible assets	4	1	17	1	1	2	–	–	–	1	27
Impairment of goodwill	–	1	–	–	–	–	–	–	–	–	1
Investments in associates and joint ventures	2	(1)	(5)	88	–	34	170	–	–	134	422

Total assets	105,228	75,547	30,220	64,185	11,874	45,8241,019,120		5,406	15,095	6,430	1,378,929
Total liabilities	102,934	68,108	5,543	48,049	9,836	25,769	951,192	416	41,648	66,956	1,320,451

Note

a	The discontinued operations of the Barclays Global Investors business are disclosed in Note 39.

53 Segmental reporting continued

As at 31st December 2008	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe[b] Markets[b] £m	GRCB – Emerging £m	GRCB – Absa £m	Barclays Capital £m	Barclays Global Investors[a] £m	Barclays Wealth £m	Head office functions and other operations £m	Total Continuing Operations £m
Interest income from external customers	2,816	1,589	1,677	831	621	1,223	2,026	(52)	496	242	11,469
Other income from external customers	1,702	1,068	1,492	627	373	946	2,989	(26)	914	(355)	9,730
Income from external customers, net of insurance claims	4,518	2,657	3,169	1,458	994	2,169	5,015	(78)	1,410	(113)	21,199
Inter-segment income	(36)	88	50	(3)	–	29	216	6	(86)	(264)	–

Total income net of insurance claims	4,482	2,745	3,219	1,455	994	2,198	5,231	(72)	1,324	(377)	21,199

Impairment charges and other credit provisions	(602)	(414)	(1,097)	(297)	(165)	(347)	(2,423)	–	(44)	(30)	(5,419)

Segment expenses – external	(2,138)	(934)	(1,405)	(1,139)	(825)	(1,576)	(3,789)	(256)	(809)	(520)	(13,391)
Inter-segment expenses	(381)	(129)	(17)	179	137	271	15	(18)	(126)	69	–
Total expenses	(2,519)	(1,063)	(1,422)	(960)	(688)	(1,305)	(3,774)	(274)	(935)	(451)	(13,391)

Share of post-tax results of associates and joint ventures	8	(2)	(3)	–	–	5	6	–	–	–	14

Profit on disposal of subsidiaries, associates and joint ventures	–	–	–	–	–	1	–	–	326	–	327
Gains on acquisitions	–	–	92	52	–	–	2,262	–	–	–	2,406

Business segment profit before tax	1,369	1,266	789	250	141	552	1,302	(346)	671	(858)	5,136

Additional information
Depreciation and amortisation	111	69	114	75	52	117	272	1	40	31	882
Impairment loss – intangible assets	–	–	–	–	–	–	–	–	(3)	–	(3)
Impairment of goodwill	–	–	37	–	–	–	74	1	–	–	112
Investments in associates and joint ventures	1	(3)	(13)	–	–	84	150	–	–	122	341

Total assets	101,384	84,029	30,925	65,519	13,866	40,391	1,629,117	71,340	13,263	3,146	2,052,980
Total liabilities	104,640	64,997	3,004	37,632	10,135	20,720	1,603,093	68,372	45,846	47,130	2,005,569

Note

a	The discontinued operations of the Barclays Global Investors business are disclosed in Note 39.

b	Figures have been restated for Barclays Russia, which was transferred from GRCB – Emerging Markets to GRCB – Western Europe during 2009.

Notes to the accounts

For the year ended 31st December 2009

continued

53 Segmental reporting continued

As at 31st December 2007	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB – Western Europe £m	GRCB – Emerging Markets £m	GRCB – Absa £m	Barclays Capital £m	Barclays Global Investors [a] £m	Barclays Wealth £m	Head office functions and other operations £m	Total Continuing Operations £m
Interest income from external customers	2,725	1,624	1,303	472	344	1,140	1,536	(14)	453	15	9,598
Other income from external customers	1,652	922	1,086	474	189	832	5,398	(27)	890	30	11,446
Income from external customers, net of insurance claims	4,377	2,546	2,389	946	533	1,972	6,934	(41)	1,343	45	21,044
Inter-segment income	(80)	18	141	(9)	–	27	185	11	(56)	(237)	–
Total income net of insurance claims	4,297	2,564	2,530	937	533	1,999	7,119	(30)	1,287	(192)	21,044

Impairment charges and other credit provisions	(559)	(292)	(827)	(76)	(39)	(146)	(846)	–	(7)	(3)	(2,795)
Segment expenses – external	(2,154)	(785)	(1,079)	(859)	(553)	(1,518)	(3,989)	(77)	(829)	(253)	(12,096)
Inter-segment expenses	(316)	(144)	(14)	186	158	251	16	(12)	(144)	19	–
Total expenses	(2,470)	(929)	(1,093)	(673)	(395)	(1,267)	(3,973)	(89)	(973)	(234)	(12,096)

Share of post-tax results of associates and joint ventures	7	–	(7)	–	1	6	35	–	–	–	42

Profit on disposal of subsidiaries, associates and joint ventures	–	14	–	8	–	5	–	–	–	1	28

Business segment profit before tax	1,275	1,357	603	196	100	597	2,335	(119)	307	(428)	6,223
Additional information
Depreciation and amortisation	101	33	79	42	30	121	181	–	18	26	631
Impairment loss – intangible assets	–	13	–	–	–	1	–	–	–	–	14
Investments in associates and joint ventures	(7)	1	(8)	–	–	108	171	–	–	112	377
Total assets	88,477	74,566	22,121	43,702	9,188	36,368	839,850	89,218	18,188	5,683	1,227,361
Total liabilities	101,516	66,251	1,952	24,004	7,507	17,176	811,704	87,096	44,152	33,527	1,194,885

Revenue by products and services

Details of revenue from external customers by product or service are disclosed in Notes 2 to 6 on pages 186 and 187.

Geographical information

(i) A geographical analysis of revenues from external customers is presented below:

	2009 £m	2008 £m	2007 £m
Continuing operations
Attributed to the UK	12,850	11,958	12,744
Other European Union	4,397	3,514	3,232
United States	5,547	(471)	1,119
South Africa	2,980	2,618	2,374
Other Africa	917	1,015	814
Rest of the World	2,432	2,565	761
Total	29,123	21,199	21,044
Discontinued operations
Attributed to the UK	432	319	383
Other European Union	100	119	142
United States	1,084	1,181	1,090
Rest of the World	247	297	341

There are no individual countries included in Other European Union, Other Africa, or Rest of the World contributing more than 5% of income from external customers.

Note

a	The discontinued operations of the Barclays Global Investors business are disclosed in Note 39.

Barclays Bank PLC data

284	Independent registered public accounting firm’s report

285	Consolidated income statement

286	Consolidated statement of comprehensive income

287	Consolidated balance sheet

288	Consolidated statement of changes in equity

289	Consolidated cash flow statement

290	Notes to the accounts

299	Financial data

Barclays Bank PLC data

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays Bank PLC:

In our opinion, the accompanying Consolidated income statements and the related Consolidated statements of comprehensive income, Consolidated balance sheet, Consolidated statement of changes in equity and Consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31 December 2009 and 31 December 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial- statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

9th March 2010

Barclays Bank PLC data

Consolidated income statement

For the year ended 31st December

	Notes	2009 £m	2008 £m	2007 £m

Continuing operations
Interest income	a	21,236	28,010	25,296
Interest expense	a	(9,567)	(16,595)	(15,707)

Net interest income		11,669	11,415	9,589

Fee and commission income	b	9,946	7,573	6,745
Fee and commission expense	b	(1,528)	(1,082)	(970)

Net fee and commission income		8,418	6,491	5,775

Net trading income	c	6,994	1,270	3,754
Net investment income	c	283	680	1,216

Principal transactions		7,277	1,950	4,970

Net premiums from insurance contracts	5	1,172	1,090	1,011
Other income	f	1,389	444	222

Total income		29,925	21,390	21,567
Net claims and benefits incurred on insurance contracts	5	(831)	(237)	(492)

Total income net of insurance claims		29,094	21,153	21,075
Impairment charges and other credit provisions	7	(8,071)	(5,419)	(2,795)

Net income		21,023	15,734	18,280

Staff costs	8	(9,948)	(7,204)	(7,611)
Administration and general expenses	d	(5,558)	(5,301)	(3,854)
Depreciation of property, plant and equipment	23	(759)	(606)	(453)
Amortisation of intangible assets	22	(447)	(276)	(178)

Operating expenses		(16,712)	(13,387)	(12,096)

Share of post-tax results of associates and joint ventures	20	34	14	42
Profit on disposal of subsidiaries, associates and joint ventures		188	327	28
Gains on acquisitions	40	26	2,406	–

Profit before tax		4,559	5,094	6,254
Tax	e	(1,047)	(449)	(1,699)

Profit after tax from continuing operations		3,512	4,645	4,555

Discontinued operations
Profit after tax for the year from discontinued operations, including gain on disposal		6,777	604	571

Net profit for the year		10,289	5,249	5,126
Profit attributable to equity holders of the Parent from:
Continuing operations		3,228	4,259	4,218
Discontinued operations		6,765	587	531

Total		9,993	4,846	4,749

Profit attributable to non-controlling interests		296	403	377

		10,289	5,249	5,126

The note numbers refer to the notes on pages 186 to 282, whereas the note letters refer to those on pages 290 to 298.

Barclays Bank PLC data

Consolidated statement of comprehensive income

continued

For the year ended 31st December

	2009 £m	2008 £m	2007 £m

Net profit for the year	10,289	5,249	5,126

Other comprehensive income:
Continuing operations
Currency translation differences	(853)	2,233	34
Available for sale financial assets	1,320	(1,577)	(94)
Cash flow hedges	165	376	359
Other	(1)	(56)	22
Tax relating to components of other comprehensive income	(26)	851	40

Other comprehensive income for the year, net of tax from continuing operations	605	1,827	361
Other comprehensive income for the year, net of tax from discontinued operations	(58)	114	26

Total comprehensive income for the year	10,836	7,190	5,513

Attributable to:
Equity holders of the Parent	10,286	6,654	5,135
Non-controlling interests	550	536	378

	10,836	7,190	5,513

Barclays Bank PLC data

Consolidated balance sheet

As at 31st December

	Notes	2009 £m	2008 £m

Assets
Cash and balances at central banks		81,483	30,019
Items in the course of collection from other banks		1,593	1,695
Trading portfolio assets	g	151,395	185,646
Financial assets designated at fair value:
– held on own account	13	41,311	54,542
– held in respect of linked liabilities to customers under investment contracts	13	1,257	66,657
Derivative financial instruments	14	416,815	984,802
Loans and advances to banks	15	41,135	47,707
Loans and advances to customers	15	420,224	461,815
Available for sale financial investments	h	56,651	65,016
Reverse repurchase agreements and cash collateral on securities borrowed	17	143,431	130,354
Other assets	18	6,358	6,302
Current tax assets		349	389
Investments in associates and joint ventures	20	422	341
Goodwill	21	6,232	7,625
Intangible assets	22	2,563	2,777
Property, plant and equipment	23	5,626	4,674
Deferred tax assets	19	2,303	2,668

Total assets		1,379,148	2,053,029

Liabilities
Deposits from banks		76,446	114,910
Items in the course of collection due to other banks		1,466	1,635
Customer accounts		322,455	335,533
Trading portfolio liabilities	12	51,252	59,474
Financial liabilities designated at fair value	24	86,202	76,892
Liabilities to customers under investment contracts	13	1,679	69,183
Derivative financial instruments	14	403,416	968,072
Debt securities in issue		135,902	153,426
Repurchase agreements and cash collateral on securities lent	17	198,781	182,285
Other liabilities	25	12,101	12,640
Current tax liabilities		964	1,215
Insurance contract liabilities, including unit-linked liabilities	26	2,140	2,152
Subordinated liabilities	27	25,816	29,842
Deferred tax liabilities	19	470	304
Provisions	28	590	535
Retirement benefit liabilities	30	769	1,357

Total liabilities		1,320,449	2,009,455

Shareholders’ equity
Called up share capital	i	2,402	2,398
Share premium account	i	12,092	12,060
Other reserves	j	1,783	1,723
Other shareholders’ equity	k	2,559	2,564
Retained earnings	j	37,089	22,457

Shareholders’ equity excluding non-controlling interests		55,925	41,202
Non-controlling interests	l	2,774	2,372

Total shareholders’ equity		58,699	43,574

Total liabilities and shareholders’ equity		1,379,148	2,053,029

The note numbers refer to the notes on pages 186 to 282, whereas the note letters refer to those on pages 290 to 298.

These financial statements have been approved for issue by the Board of Directors on 9th March 2009.

Barclays Bank PLC data

Consolidated statement of changes in equity

.	Share capital and share premium [a] £m	Other reserves [b] and shareholders ’ equity £m	Retained earnings [c] £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1st January 2009	14,458	4,287	22,457	41,202	2,372	43,574
Net profit for the year	–	–	9,993	9,993	296	10,289
Other comprehensive income:
Currency translation differences	–	(1,138)	–	(1,138)	285	(853)
Available for sale financial assets	–	1,334	–	1,334	(14)	1,320
Cash flow hedges	–	194	–	194	(29)	165
Tax relating to components of other comprehensive income	–	(209)	171	(38)	12	(26)
Other	–	–	(1)	(1)	–	(1)
Other comprehensive income net of tax from discontinued operations	–	(75)	17	(58)	–	(58)

Total comprehensive income	–	106	10,180	10,286	550	10,836

Issue of new ordinary shares	25	–	–	25	–	25
Issue of new preference shares	–	–	–	–	–	–
Equity settled share schemes	–	–	298	298	–	298
Vesting of Barclays PLC shares under share-based payment schemes	–	–	(80)	(80)	–	(80)
Capital injection from Barclays PLC	–	–	4,850	4,850	–	4,850
Dividends paid	–	–	(103)	(103)	(132)	(235)
Dividends on preference shares and other shareholders equity	–	–	(599)	(599)	–	(599)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	–	–	–	–	(82)	(82)
Other	11	(51)	86	46	66	112

Balance at 31st December 2009	14,494	4,342	37,089	55,925	2,774	58,699
Balance at 1st January 2008	13,133	2,517	14,222	29,872	1,949	31,821
Net profit for the year	–	–	4,846	4,846	403	5,249
Other comprehensive income:
Currency translation differences	–	2,174	–	2,174	59	2,233
Available for sale financial assets	–	(1,575)	–	(1,575)	(2)	(1,577)
Cash flow hedges	–	271	–	271	105	376
Tax relating to components of other comprehensive income	–	926	(46)	880	(29)	851
Other	–	–	(56)	(56)	–	(56)
Other comprehensive income net of tax from discontinued operations	–	124	(10)	114	–	114

Total comprehensive income	–	1,920	4,734	6,654	536	7,190
Issue of new ordinary shares	16	–	–	16	–	16
Issue of new preference shares	1,309	–	–	1,309	–	1,309
Equity settled share schemes	–	–	463	463	–	463
Vesting of Barclays PLC shares under share-based payment schemes	–	–	(437)	(437)	–	(437)
Capital injection from Barclays PLC	–	–	5,137	5,137	–	5,137
Dividends paid	–	–	(1,160)	(1,160)	(134)	(1,294)
Dividends on preference shares and other shareholders equity	–	–	(502)	(502)	–	(502)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	–	–	–	–	4	4
Other	–	(150)	–	(150)	17	(133)

Balance at 31st December 2008	14,458	4,287	22,457	41,202	2,372	43,574

Notes

a	Details of share capital and share premium are shown in Note i.
b	Details of other reserves are shown in Note j.
c	Details of retained earnings are shown in Note j.

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31st December
	2009 £m	2008 £m	2007 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	4,559	5,094	6,254
Adjustment for non-cash items:
Allowance for impairment	8,071	5,419	2,795
Depreciation and amortisation and impairment of property, plant, equipment and intangibles	1,196	885	651
Other provisions, including pensions	428	804	753
Net profit from associates and joint ventures	(34)	(14)	(42)
Net profit on disposal of investments and property, plant and equipment	(610)	(371)	(862)
Net profit from disposal of associates and joint ventures	3	–	(26)
Net profit from disposal of subsidiaries	(191)	(327)	(2)
Net gains on acquisitions	(26)	(2,406)	–
Other non-cash movements	4,255	994	(1,519)

Changes in operating assets and liabilities:
Net decrease/(increase) in loans and advances to banks and customers	25,482	(58,432)	(77,987)
Net (decrease)/increase in deposits and debt securities in issue	(49,014)	76,886	91,451
Net decrease/(increase) in derivative financial instruments	3,321	(17,529)	(2,144)
Net decrease/(increase) in trading assets	34,292	26,945	(18,245)
Net decrease in trading liabilities	(8,222)	(5,928)	(6,472)
Net increase/(decrease) in financial investments	20,459	5,229	(4,379)
Net (increase)/decrease in other assets	(465)	(3,013)	1,113
Net decrease in other liabilities	(907)	(492)	(1,056)
Tax paid	(1,176)	(1,398)	(1,254)
Net cash from operating activities	41,421	32,346	(10,971)
Purchase of available for sale financial investments	(78,420)	(57,756)	(26,947)
Proceeds from sale or redemption of available for sale financial investments	88,931	51,429	38,423
Net addition of intangible assets	(226)	(666)	(227)
Purchase of property, plant and equipment	(1,150)	(1,643)	(1,182)
Proceeds from sale of property, plant and equipment	372	799	617
Acquisition of subsidiaries, net of cash acquired	(28)	(961)	(270)
Disposal of subsidiaries, net of cash disposed	339	238	383
Disposal of discontinued operation, net of cash acquired	2,469	–	–
Increase in investment in subsidiaries	–	(157)	(668)
Decrease in investment in subsidiaries	–	19	57
Acquisition of associates and joint ventures	(81)	(96)	(220)
Disposal of associates and joint ventures	69	137	145
Other cash flows associated with investing activities	(15)	(5)	153

Net cash from investing activities	12,260	(8,662)	10,264

Dividends paid	(590)	(1,446)	(3,010)
Proceeds from borrowings and issuance of debt securities	3,549	9,645	4,646
Repayments of borrowings and redemption of debt securities	(4,383)	(1,207)	(683)
Net issue of shares and other equity instruments	14	1,339	1,355
Capital injection from Barclays PLC	800	5,137	1,434

Net issues of shares to non-controlling interests	–	11	199

Net cash from financing activities	(610)	13,479	3,941

Effect of exchange rates on cash and cash equivalents	(2,864)	(6,018)	(641)

Net cash from discontinued operations	(376)	286	83

Net increase in cash and cash equivalents	49,831	31,431	2,676

Cash and cash equivalents at beginning of year	64,509	33,078	30,402

Cash and cash equivalents at end of year	114,340	64,509	33,078

Cash and cash equivalents comprise:
Cash and balances at central banks	81,483	30,019	5,801
Loans and advances to banks	41,135	47,707	40,120
Less: non-cash amounts and amounts with original maturity greater than three months	(10,674)	(15,428)	(19,376)
	30,461	32,279	20,744
Available for sale treasury and other eligible bills	56,483	64,976	43,256
Less: non-cash and amounts with original maturity greater than three months	(54,239)	(62,876)	(41,872)
	2,244	2,100	1,384
Trading portfolio assets	151,344	185,637	193,726
Less: non-cash and amounts with maturity greater than three months	(151,192)	(185,526)	(188,591)
	152	111	5,135
Other	–	–	14

	114,340	64,509	33,078

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2009 £m	2008 £m	2007 £m
Cash and balances with central banks	131	174	145
Available for sale investments	1,937	2,355	2,580
Loans and advances to banks	513	1,267	1,416
Loans and advances to customers	18,456	23,754	19,559
Other	199	460	1,596
Interest income	21,236	28,010	25,296
Deposits from banks	(634)	(2,189)	(2,720)
Customer accounts	(2,720)	(6,714)	(4,110)
Debt securities in issue	(4,134)	(5,947)	(6,651)
Subordinated liabilities	(1,718)	(1,349)	(878)
Other	(361)	(396)	(1,348)
Interest expense	(9,567)	(16,595)	(15,707)
Net interest income	11,669	11,415	9,589

Interest income includes £185m (2008: £135m, 2007: £113m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

b Net fee and commission income

	2009 £m	2008 £m	2007 £m
Fee and commission income
Brokerage fees	88	56	78
Investment management fees	133	120	122
Banking and credit related fees and commissions	9,578	7,208	6,367
Foreign exchange commissions	147	189	178
Fee and commission income	9,946	7,573	6,745
Fee and commission expense	(1,528)	(1,082)	(970)
Net fee and commission income	8,418	6,491	5,775

c Principal transactions

	2009 £m	2008 £m	2007 £m
Net trading income	6,994	1,270	3,754
Net gain from disposal of available for sale assets	576	212	560
Dividend income	6	196	26
Net (loss)/gain from financial instruments designated at fair value	(208)	33	293
Other investment (losses)/income	(91)	239	337
Net investment income	283	680	1,216
Principal transactions	7,277	1,950	4,970

d Administration and general expenses

	2009 £m	2008 £m	2007 £m
Administrative expenses	4,886	4,787	3,691
Impairment charges/(releases):
– property and equipment (Note 23)	34	33	2
– intangible assets (Note 22)	27	(3)	14
– goodwill (Note 21)	1	112	–
Operating lease rentals	639	520	414
Gain on property disposals	(29)	(148)	(267)
Administration and general expenses	5,558	5,301	3,854

Auditors’ remuneration

	2009
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	23	–	–	–	23
Other services supplied pursuant to such legislation	–	2	–	–	2
Other services relating to taxation	–	–	7	–	7
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	3	3
Other	–	4	–	1	5
Total auditors’ remuneration	35	6	7	4	52

	2008
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	19	–	–	–	19
Other services supplied pursuant to such legislation	–	2	–	–	2
Other services relating to taxation	–	–	9	–	9
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	2	2
Other	–	4	–	1	5
Total auditors’ remuneration	31	6	9	3	49

	2007
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	11	–	–	–	11
Other services supplied pursuant to such legislation	6	2	–	–	8
Other services relating to taxation	–	–	3	–	3
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	5	5
Other	–	1	–	1	2
Total auditors’ remuneration	24	3	3	6	36

The figures shown in the above tables relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Bank’s subsidiaries were £3m (2008: £3m, 2007: £2m).

Barclays Bank PLC data

Notes to the accounts

continued

d Administration and general expenses continued

Fees payable for the audit of the Bank’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Bank. The fees relating to the audit of the associated pension schemes were £0.5m (2008: £0.2m, 2007: £0.3m).

Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These includes audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In 2008 and 2009 fees paid for reporting under Section 404 are not separately identifiable from the fees of the audit of the Bank’s annual accounts and the Bank’s associates. Fees for the audit of Barclays Bank PLC Group accounts are not separately identifiable from Barclays PLC, therefore there is no difference in the amounts reported in both Annual Reports.

Other services related to taxation include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

Excluded from the total auditors’ remuneration above are fees paid to PricewaterhouseCoopers LLP and associates relating to BGI (discontinued operations) of £4m (2008: £3m, 2007: £8m).

e Tax

The charge for tax is based upon the UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%) and comprises:

	2009 £m	2008 £m	2007 £m
Current tax charge/(credit)
Current year	1,235	1,197	2,013
Adjustment for prior years	(131)	98	10
	1,104	1,295	2,023
Deferred tax (credit)/charge
Current year	45	(577)	(297)
Adjustment for prior years	(102)	(269)	(27)
	(57)	(846)	(324)
Total charge	1,047	449	1,699

The effective tax rate for the years 2009, 2008 and 2007 is lower than the standard rate of corporation tax in the UK of 28% (2008: 28.5%, 2007: 30%). The differences are set out below:

	2009 £m	2008 £m	2007 £m
Profit before tax	4,560	5,094	6,254
Tax charge at standard UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%)	1,277	1,452	1,876
Adjustment for prior years	(233)	(171)	(17)
Differing overseas tax rates	(27)	175	(82)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(119)	(851)	(145)
Share-based payments	(38)	201	71
Deferred tax assets not recognised/(previously not recognised)	27	(504)	(159)
Change in tax rates	(12)	(1)	24
Other non-allowable expenses	172	148	131
Overall tax charge	1,047	449	1,699
Effective tax rate	23%	9%	27%

The effective tax rate for 2009, based on profit before tax on continuing operations was 23.0% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowed expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman Brothers North American business acquisition.

f Other income

	2009 £m	2008 £m	2007 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	102	(1,219)	23
(Increase)/decrease in liabilities to customers under investment contracts	(102)	1,219	(23)
Property rentals	64	73	53
Gain on debt buy backs and extinguishments	1,255	24	–
Other income	70	347	169
Other income	1,389	444	222

g Trading portfolio assets

	2009 £m	2008 £m
Trading portfolio assets
Treasury and other eligible bills	9,926	4,544
Debt securities	116,594	148,686
Equity securities	19,653	30,544
Traded loans	2,962	1,070
Commodities	2,260	802
Trading portfolio assets	151,395	185,646

h Available for sale financial investments

	2009 £m	2008 £m
Debt securities	43,888	58,831
Treasury bills and other eligible bills	5,919	4,003
Equity securities	6,844	2,182
Available for sale financial investments	56,651	65,016

Movement in available for sale financial investments
	2009 £m	2008 £m
At beginning of year	65,016	43,256
Exchange and other adjustments	(4,439)	14,275
Acquisitions and transfers	83,915	59,703
Disposals (through sale and redemption)	(88,999)	(50,629)
Gains/(losses) from changes in fair value recognised in equity	1,889	(1,190)
Impairment charge	(670)	(382)
Amortisation charge	(6)	(17)
Business disposals/discontinued operations	(55)	–
At end of year	56,651	65,016

Barclays Bank PLC data

Notes to the accounts

continued

i Called up share capital

Ordinary Shares

The authorised ordinary share capital of Barclays Bank PLC, as at 31st December 2009, was 3,000 million ordinary shares of £1 each (2008: 3,000 million). During the year 4 million ordinary shares were issued for cash consideration of £25m.

Preference Shares

The authorised preference share capital of Barclays Bank PLC, as at 31st December 2009, was 1,000 Preference Shares of £1 each (2008: 1,000); 400,000 Preference Shares of ¤100 each (2008: 400,000); 400,000 Preference Shares of £100 each (2008: 400,000); 400,000 Preference Shares of US$100 each (2008: 400,000); 300 million Preference Shares of US$0.25 each (2008: 300 million).

The issued preference share capital of Barclays Bank PLC, as at 31st December 2009, comprised 1,000 Sterling Preference Shares of £1 each (2008: 1,000); 240,000 Euro Preference Shares of ¤100 each (2008: 240,000); 75,000 Sterling Preference Shares of £100 each (2008: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2008: 100,000); 237 million US Dollar Preference Shares of US$0.25 each (2008: 237 million).

	2009 £m	2008 £m
Called up share capital, allotted and fully paid
At beginning of year	2,338	2,336
Issued for cash	4	2
At end of year	2,342	2,338
Called up preference share capital, allotted and fully paid
At beginning of year	60	46
Issued for cash	–	14
At end of year	60	60
Called up share capital	2,402	2,398

Share premium
	2009 £m	2008 £m
At beginning of year	12,060	10,751
Ordinary shares issued for cash	21	15
Preference shares issued for cash	–	1,294
Preference shares – other movement	11	–
At end of year	12,092	12,060

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31st December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up. On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares wil have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital. The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

i Called up share capital continued

Euro Preference Shares

100,000 Euro 4.875% non-cumulative callable preference shares of €100 each (the 4.875% Preference Shares) were issued on 8th December 2004 for a consideration of €993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium. The 4.875% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum on the amount of €10,000 per preference share until 15th December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.875% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2014, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15th March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of ¤10,000 per preference share until 15th March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Sterling Preference Shares

75,000 Sterling 6.0% non-cumulative callable preference shares of £100 each (the 6.0% Preference Shares) were issued on 22nd June 2005 for a consideration of £743.7m, of which the nominal value was £7.5m and the balance was share premium. The 6.0% Preference Shares entitle the holders thereof to receive Sterling non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 6.0% per annum on the amount of £10,000 per preference share until 15th December 2017, and thereafter quarterly at a rate reset quarterly equal to 1.42% per annum above the London interbank offered rate for three-month Sterling deposits.

The 6.0% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2017, and on each dividend payment date thereafter at £10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of US$100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8th June 2005 for a consideration of US$995.4m (£548.1m), of which the nominal value was US$10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of US$10,000 per preference share until 15th December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2034, and on each dividend payment date thereafter at US$10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

30 million US Dollar 6.625% non-cumulative callable preference shares of US$0.25 each (the 6.625% Preference Shares), represented by 30 million American Depositary Shares, Series 2, were issued on 25th and 28th April 2006 for a consideration of US$727m (£406m), of which the nominal value was US$7.5m and the balance was share premium. The 6.625% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 6.625% per annum on the amount of US$25 per preference share.

The 6.625% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th September 2011, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

55 million US Dollar 7.1% non-cumulative callable preference shares of US$0.25 each (the 7.1% Preference Shares), represented by 55 million American Depositary Shares, Series 3, were issued on 13th September 2007 for a consideration of US$1,335m (£657m), of which the nominal value was US$13.75m and the balance was share premium. The 7.1% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.1% per annum on the amount of US$25 per preference share.

The 7.1% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th December 2012, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

46 million US Dollar 7.75% non-cumulative callable preference shares of US$0.25 each (the 7.75% Preference Shares), represented by 46 million American Depositary Shares, Series 4, were issued on 7th December 2007 for a consideration of US$1,116m (£550m), of which the nominal value was US$11.5m and the balance was share premium. The 7.75% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.75% per annum on the amount of US$25 per preference share.

Barclays Bank PLC data

Notes to the accounts

continued

i Called up share capital continued

The 7.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th December 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of US$0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11th April 2008 and 25th April 2008 for a total consideration of US$2,650m (£1,345m), of which the nominal value was US$26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of US$25 per preference share.

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th June 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.875% Preference Shares, the 4.75% Preference Shares, the 6.0% Preference Shares, the 6.278% Preference Shares, the 6.625% Preference Shares, the 7.1% Preference Shares, the 7.75% Preference Shares and the 8.125% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior notification to the UK FSA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

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

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US$1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the US$1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US$750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments, the ¤850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,350m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,250m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of ¤10,000 per 4.875% Preference Share, ¤10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share, US$10,000 per 6.278% Preference Share, US$25 per 6.625% Preference Share, US$25 per 7.1% Preference Share, US$25 per 7.75% Preference Share and US$0.25 per 8.125% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

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

j Reserves

Other reserves
	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2009	(1,249)	132	2,840	1,723
Net gains from changes in fair value	1,506	287	–	1,793
Net gains transferred to net profit	(642)	(92)	–	(734)
Currency translation differences	–	–	(1,223)	(1,223)
Net losses transferred to net profit due to impairment	670	–	–	670
Changes in insurance liabilities	(67)	–	–	(67)
Net gains transferred to net profit due to fair value hedging	(123)	–	–	(123)
Tax	(179)	(75)	(2)	(256)
At 31st December 2009	(84)	252	1,615	1,783

Retained earnings

Retained earnings £m
At 1st January 2009	22,457
Profit attributable to equity holders	9,993
Equity-settled share schemes	298
Tax on equity-settled shares schemes	156
Other taxes	32
Vesting of Barclays PLC shares under share-based payment schemes	(80)
Dividends paid	(103)
Dividends on preference shares and other shareholders’ equity	(599)
Capital injection from Barclays PLC	4,850
Other movements	85
At 31st December 2009	37,089
At 1st January 2008	14,222
Profit attributable to equity holders	4,846
Equity-settled share schemes	463
Tax on equity-settled shares schemes	(4)
Other taxes	(52)
Vesting of Barclays PLC shares under share-based payment schemes	(437)
Dividends paid	(1,160)
Dividends on preference shares and other shareholders’ equity	(502)
Capital injection from Barclays PLC	5,137
Other movements	(56)
At 31st December 2008	22,457

Transfers from the cash flow hedging reserve to the income statement were: interest income £22m loss (2008: £4m loss), interest expense £272m gain (2008: £74m loss), net trading income £165m loss (2008: £119m gain) and administration and general expenses of £7m gain (2008: £60m loss).

k Other shareholders’ equity

	2009 £m	2008 £m
At 1st January	2,564	2,687
Appropriations	–	23
Tax credits	47	44
Other movements	(52)	(190)
At 31st December	2,559	2,564

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

Barclays Bank PLC data

Notes to the accounts

continued

l Non-controlling interests

	2009 £m	2008 £m
At beginning of year	2,372	1,949
Share of profit after tax	296	403
Dividend and other payments	(132)	(134)
Equity issued by subsidiaries	–	4
Available for sale reserve: net (loss)/gain from changes in fair value	(12)	(1)
Cash flow hedges: net (loss)/gain from changes in fair value	(19)	76
Currency translation differences	285	59
Additions	9	–
Disposals	(91)	(11)
Other	66	27
At end of year	2,774	2,372

m Dividends

	2009 £m	2008 £m
On ordinary shares
Final dividend	–	1,030
Interim dividends	103	130
Dividends	103	1,160

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders.

Dividends paid on preference shares amounted to £477m (2008: £390m). Dividends paid on other equity instruments as detailed in Note k amounted to £122m (2008: £112m).

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

o Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed in Note 52.

The table below provides details of the Barclays Bank PLC Group at 31st December 2009 and 2008.

	2009 Basel II £m	2008 Basel II £m
Total qualifying Tier 1 capital	49,722	37,101
Total qualifying Tier 2 capital	14,620	22,356
Total deductions	(880)	(964)
Total net capital resources	63,462	58,493

p Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in Note 53 to the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £26m (2008: £42m) between Barclays PLC and Barclays Bank PLC is included in Head office functions and other operations; and

–	the difference in total assets of £219m (2008: £49m) is represented by holdings of Barclays PLC shares held by the businesses.

Barclays Bank PLC data

Financial data

			IFRS

Selected financial statistics	2009%	2008%	2007%	2006%	2005%

Attributable profit from continuing operations as a percentage of:
– average total assets	0.2	0.3	0.4	0.4	0.4
– average shareholders’ equity	6.5	12.1	14.5	18.8	15.9
Average shareholders’ equity as a percentage of average total assets	2.9	2.0	2.2	2.2	2.2

Selected income statement data	£m	£m	£m	£m	£m

Continuing operations
Interest income	21,236	28,010	25,296	21,795	17,217
Interest expense	(9,567)	(16,595)	(15,707)	(12,662)	(9,157)
Non-interest income	18,256	9,975	11,948	11,433	8,631
Operating expenses	(16,712)	(13,387)	(12,096)	11,723	(9,748)
Impairment charges	(8,071)	(5,419)	(2,795)	(2,154)	(1,571)
Share of post-tax results of associates and joint ventures	34	14	42	46	45
Profit on disposal of subsidiaries, associates and joint ventures	188	327	28	323	–
Gains on acquisitions	26	2,406	–	–	–
Profit before tax from continuing operations	4,559	5,094	6,254	6,483	4,772
Profit for the year from discontinued operations, including gain on disposal	6,777	604	571	384	351
Profit attributable to equity holders of the Parent from:
Continuing operations	3,228	4,259	4,218	4,578	3,385
Discontinued operations	6,765	587	531	336	310

Selected balance sheet data	£m	£m	£m	£m	£m

Total shareholders’ equity	58,699	43,574	31,821	27,106	24,243
Subordinated liabilities	25,816	29,842	18,150	13,786	12,463
Deposits from banks, customer accounts and debt securities in issue	534,803	603,869	506,623	447,453	417,139
Loans and advances to banks and customers	461,359	509,522	385,518	313,226	300,001
Total assets	1,379,148	2,053,029	1,227,583	996,503	924,170

Barclays Bank PLC data

Financial data

Ratio of earnings to fixed charges – Barclays Bank PLC

	2009	2008	2007	2006	2005
	(in £m except for ratios)

Ratio of earnings to fixed charges
Fixed charges
Interest expense	20,962	38,197	37,903	30,385	20,965
Rental expense	256	235	158	135	124

Total fixed charges	21,218	38,432	38,061	30,520	21,089

Earnings
Income before taxes and non-controlling interests	4,559	5,094	6,254	6,483	4,772
Less: Unremitted pre-tax income of associated companies and joint ventures	(43)	(19)	(45)	(41)	(28)
	4,516	5,075	6,209	6,442	4,744
Fixed charges	21,218	38,432	38,061	30,520	21,089

Total earnings including fixed charges	25,734	43,507	44,270	36,962	25,833

Ratio of earnings to fixed charges	1.21	1.13	1.16	1.21	1.22
Ratio of earnings to fixed charges and preference shares – Barclays Bank PLC

	2009	2008	2007	2006	2005
	(in £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	20,962	38,197	37,903	30,385	20,965
Rental expense	256	235	158	135	124

Fixed charges	21,218	38,432	38,061	30,520	21,089
Preference share dividends and similar appropriations	646	583	345	395	304

Total fixed charges	21,864	39,015	38,406	30,915	21,393

Earnings
Income before taxes and non-controlling interests	4,559	5,094	6,254	6,483	4,772
Less: Unremitted pre-tax income of associated companies and joint ventures	(43)	(19)	(45)	(41)	(28)
	4,516	5,075	6,209	6,442	4,744
Fixed charges	21,864	39,015	38,406	30,915	21,393

Total earnings including fixed charges	26,380	44,090	44,615	37,357	26,137

Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.21	1.13	1.16	1.21	1.22

Shareholder information

302	Shareholder information

312	Shareholder enquiries

313	Index

315	Glossary of terms

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

As announced on 10th November 2009, the Board resumed dividend payments with an interim cash dividend of 1p per ordinary share paid on 11th December 2009. A final cash dividend for the full-year ended 31st December 2009 of 1.5p per ordinary share was announced on 16th February 2010 for payment on 19th March 2010.

We intend to make three quarterly fixed payments in 2010 and a final variable payment relating to the calendar year 2010 in March 2011. Given uncertainty about the full consequences of regulatory reform, prudence dictates that our dividend policy should be conservative. But, subject to that caveat, we intend our dividend policy to be progressive relative to a 2009 annualised dividend of 4.5p per share.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2009	2008	2007	2006	2005

Interim	1.00	11.50	11.50	10.50	9.20
Final	1.50	–	22.50	20.50	17.40

Total	2.50	11.50	34.00	31.00	26.60

US Dollars per 25p ordinary share
	2009	2008	2007	2006	2005

Interim	0.02	0.20	0.23	0.20	0.16
Final	0.02	–	0.45	0.41	0.31

Total	0.04	0.20	0.68	0.61	0.47

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2009	2008	2007	2006	2005

Interim	0.07	0.82	0.93	0.80	0.65
Final	0.09	–	1.78	1.64	1.24

Total	0.16	0.82	2.71	2.44	1.89

For years prior to 2009, final dividends expressed in Dollars have been translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate). From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. The final dividend for 2009 is expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on 5th March 2010. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 20,996,000,000 ordinary shares of 25p each (ordinary shares), 0.4 million Sterling preference shares of £100 each, 0.4 million US Dollar preference shares of $100 each, 150 million US Dollar preference shares of $0.25 each, 0.4 million Euro preference shares of €100 each, 0.4 million Yen preference shares of ¥10,000 each and 1 million staff shares of £1 each. At the close of business on 31st December 2009, 11,411,577,230 ordinary shares were outstanding.

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the New York Stock Exchange (NYSE) with effect from 9th September 1986.

Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is J P Morgan Chase Bank, N.A. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 891 ADR holders and 1,595 recorded holders of ordinary shares with US addresses at 31st December 2009, whose shareholdings represented approximately 12.08% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$

2010
By month:
January	320.6	265.0	21.1	17.0
February	316.3	262.0	19.9	16.3

2009
By month:
July	314.8	287.0	20.9	18.4
August	380.3	322.6	24.7	22.2
September	380.0	351.3	25.4	22.9
October	383.6	319.0	25.2	20.6
November	342.9	291.1	23.2	19.6
December	304.5	264.3	20.1	17.4

By quarter:
First quarter	184.6	51.2	11.0	3.1
Second quarter	316.3	157.0	20.5	9.3
Third quarter	380.3	287.0	25.4	18.4
Fourth quarter	383.6	264.3	25.2	17.4

2008
First quarter	506.4	382.3	41.4	32.3
Second quarter	490.8	291.5	39.9	23.2
Third quarter	389.0	260.5	32.5	20.8
Fourth quarter	368.0	127.7	25.9	7.4

2008	506.4	127.7	41.4	7.4
2007	790.0	474.5	62.5	39.9
2006	737.0	586.0	61.5	41.8
2005	615.0	520.0	47.0	37.2
2004	586.0	443.0	46.0	32.8

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2009 [a]
	Number of shareholders	Percentage of holders	Shares held (millions)	Percentage of capital

Classification of shareholders
Personal holders	732,028	97.34	762.49	6.68
Banks and nominees	18,083	2.40	9,537.83	83.58
Other companies	1,859	0.25	1,111.18	9.74
Insurance companies	12	–	0.05	–
Pensions funds	18	–	0.03	–

Totals	752,000	100.00	11,411.58	100

Shareholding range
1-100	30,251	4.02	1.28	0.01
101-250	230,779	30.69	48.54	0.43
251-500	238,196	31.68	81.45	0.71
501-1,000	116,153	15.45	81.71	0.72
1,001-5,000	104,331	13.87	215.08	1.88
5,001-10,000	17,538	2.33	123.89	1.09
10,001-25,000	10,192	1.36	154.08	1.35
25,001-50,000	2,296	0.31	78.57	0.69
50,001 and over	2,264	0.30	10,626.98	93.12

Totals	752,000	100.00	11,411.58	100

United States holdings	1,595	0.21	3.39	0.03

Note

a	These figures include Barclays Sharestore members.

Shareholder information

continued

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2009 through to February 2010, the highest and lowest closing spot rates as determined by Bloomberg at 5:00pm (New York time) (the “Closing Spot Rate”), expressed in US Dollars per Pound Sterling were:

	(US Dollars per Pound Sterling)
	February	January	December	November	October	September
		2010			2009
High	1.60	1.64	1.66	1.68	1.66	1.67

Low	1.52	1.59	1.59	1.64	1.58	1.59

For the years 2005 through to 2008 the average of the noon buying rates on the last day of each month is shown in the table below. From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. For 2009 the average Closing Spot Rate on the last day of each month is shown in the table below.

	(US Dollars per Pound Sterling)
Average	2009	2008	2007	2006	2005
	1.57	1.84	2.0	1.86	1.81

On 5th March 2010, the Closing Spot Rate in Pound Sterling was $1.51.

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

The objects of the Company are set out in full in clause 4 of its Memorandum of Association which provides, among other things, that the Company’s objects are to carry on business as an investment and holding company and the business of banking in all its aspects. The Memorandum of Association is treated as forming part of the Company’s Articles of Association as of 1st October 2009 by virtue of the Companies Act 2006.

The Company may, by Special Resolution, amend its Articles of Association. The Company is proposing to adopt new Articles of Association at its Annual General Meeting (AGM) in 2010, to update its Articles of Association following implementation of the remaining provisions of the Companies Act 2006. A summary of the proposed changes may be found in the Notice of Meeting that accompanies this report.

The following is a summary of the current Articles of Association.

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

(iv) At each AGM of the Company, one third of the Directors (rounded down) are required to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/her intention to propose a person for election.

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

(viii) The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

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

Classes of share

The Company only has Ordinary Shares in issue. However, the Company has authorised but unissued preference shares of £100, $100, $0.25, €100 and ¥10,000 each (together, the Preference Shares) which may (pursuant to a resolution passed by the shareholders of the Company at the AGM) be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. The Company also has authorised but unissued staff shares of £1 each. The Articles of Association contain provisions to the following effect:

(i) Dividends

Subject to the provisions of the Articles and applicable legislation, the Company in General Meeting may declare dividends on the Ordinary Shares by ordinary resolution, but such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by the Company’s financial position.

Each Preference Share confers the right to a non-cumulative preferential dividend (Preference Dividend) payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms as may be determined by the Board prior to allotment thereof.

Shareholder information

continued

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

(vii) Variation of Rights

The rights attached to any class of shares may be varied with the sanction of special resolution passed at a separate meeting of the holders of the shares of that class.

The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them.

Annual and other general meetings

The Company is required to hold an AGM in addition to such other general meetings as the Directors think fit. The type of the meeting will be specified in the notice calling it. Under the Companies Act 2006, the AGM must be held within six months of the financial year end. A general meeting may be convened by the Board on requisition in accordance with the applicable legislation.

In the case of an AGM, a minimum of 21 clear days’ notice is required. The notice must be in writing and must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted. A notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as such. The accidental failure to give notice of a general meeting or the non-receipt of such notice will not invalidate the proceedings at such meeting.

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

Officers of the Group		Date of appointment as officer
Lawrence Dickinson	Company Secretary	2002
Peter Estlin	Group Financial Controller	2008
Patrick Gonsalves	Joint Secretary, Barclays Bank PLC	2002
Mark Harding	Group General Counsel	2003
Antony Jenkins	Chief Executive of
	Global Retail Banking	2009
Tom Kalaris	Chief Executive of Barclays Wealth	2009
Robert Le Blanc	Group Risk Officer	2004
Jerry del Missier	President of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	2009
Maria Ramos	Group Chief Executive, Absa	2009
Rich Ricci	Co-Chief Executive of Corporate and Investment Banking	2009
Cathy Turner	Group Human Resources Director	2009

Shareholder information

continued

Taxation

The following is a summary of the principal tax consequences for holders of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the Bank), or ADSs representing such Ordinary Shares or Preference Shares, and who are citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders subject to special rules or holders that, directly or indirectly, hold 10% or more of Barclays voting stock. Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

A US holder is a beneficial owner of shares or ADSs that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax adviser with regard to the United States federal income tax treatment of an investment in the shares or ADSs.

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 5th March 2010 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s expected UK Budget in March 2010.

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

Taxation of UK holders

Taxation of dividends

In accordance with UK law, Barclays pays dividends on ordinary shares and preference shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

If the shareholder is a UK resident individual liable to income tax only at the basic rate, then there will be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher/highest rates (currently 40%/50%), there will be a further liability to tax. Higher/highest rate taxpayers are taxable on dividend income at a special rate (currently 32.5%/42.5%) against which can be offset a tax credit of one-ninth of the cash dividend received. Tax credits are not repayable to shareholders with no tax liability.

Taxation of shares under the Dividend Reinvestment Plan

Where a shareholder elects to purchase shares using their cash dividend, the individual will be liable for income tax on dividends reinvested in the Dividend Reinvestment Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their annual tax return in the normal way. The tax consequences for a UK individual are the same as described in ‘Taxation of dividends’ above.

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

Taxation of US holders

Taxation of dividends

Subject to PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or Barclays Bank PLC, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning before 1st January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays, with respect to the ordinary or preference shares or ADSs will generally be qualified dividend income.

A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the

United States and will, depending on a US holder’s circumstances, be either ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder.

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

Taxation of capital gains

Subject to PFIC rules discussed below, generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Generally, a US holder will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and a US holder’s tax basis, determined in US Dollars, in its shares or ADSs. Capital gain of a noncorporate US holder that is recognised in taxable years beginning before 1st January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of premium on redemption or purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of preference shares by Barclays Bank PLC or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

Taxation of passive foreign investment companies (PFICs)

Barclays PLC and Barclays Bank PLC believe that their respective shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC or Barclays Bank PLC were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark to market basis with respect to the shares or ADSs, gain realised on the sale or other disposition of their shares or ADSs would in general not be treated as capital gain. Instead, for a US holder, such gain and certain ‘excess distributions’ would be treated as having been realised rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC or Barclays Bank PLC was a PFIC at any time during such holder’s holding period in their shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC or Barclays Bank PLC are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of either Barclays PLC or Barclays Bank PLC, or (subject to the effect of any such economic sanctions) under current UK laws, which relate only to nonresidents of the UK, and which limit the right of such non-residents to hold Barclays securities or, when entitled to vote, to do so.

Documents on display

It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Advocacy located at 100 F Street, NE, Washington DC 20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Shareholder information

continued

Fees and Charges Payable by a Holder of ADSs

The ADR depositary collects fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADR depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the ADR depositary payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee
ADR depositary or substituting the underlying shares

Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:

– Share distributions, stock splits, rights, merger

– Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities

$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
Receiving or distributing cash dividends	Distribution of cash dividends	No fee currently payable
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per each 100 ADSs (or portion thereof)
Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares	$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered
General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program	No fee currently payable
Expenses of the ADR depositary

Expenses incurred on behalf of Holders in connection with:

– Taxes and other governmental charges

– Cable, telex and facsimile transmission/delivery

– Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares

– Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

– Any other charge payable by ADR depositary or its agents

Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to reimburse certain Barclays expenses related to Barclays ADS program and incurred by Barclays in connection with the program. In the year ended 31 December 2009, the ADR depositary reimbursed to Barclays, or paid amounts on its behalf to third parties, a total sum of $1,000,000.1 The table below sets out the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2009, which include certain expenses paid by the ADR depositary to third parties on behalf of Barclays:

Category of expense reimbursed to Barclays
Amount Reimbursed for the Year ended 31 December 2009 (000s)
Legal fees	$298
Investor relations	$212
Distribution of voting documentation – AGM	$138
Distribution of voting documentation – General Meeting	$169
NYSE listing fees	$98
US Share Plans	$82
Form 6-K filing fees	$3
Total	$1,000

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by Barclays, Barclays is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of Barclays.

The ADR depositary has also agreed to waive certain of its fees for standard costs associated with the administration of the ADR program.

1	In early 2009, Barclays also received certain reimbursements from the ADR depositary with respect to services provided in the year ended 31 December 2008 in connection with the program.

Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our Head office as follows:

Director, Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

or, in the United States of America,

The Corporate Communications Department

Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019, USA

Registered and Head office:

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar:

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055* or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

ADR Depositary:

JP Morgan Chase Bank, N.A.

PO Box 64504 St.

Paul MN

55164-0504

USA

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

*Calls to this number are charged at 8p per minute if using a BT landline.

Call charges may vary if using other telephone providers.

Index

Absa
42	business analysis
41	business description
162	Accountability and Audit
Accounting
177	developments
167-177	policies
165	presentation
Acquisitions
227	notes to the accounts
Allowance for impairment
243	notes to the accounts
113	risk management
125	Annual General Meeting
178	Annual Report and Accounts (approval)
Assets
280	by class of business
196	other
Auditors
166	reports
196	Available for sale investments
Balance sheet
22	average
180	consolidated
287	consolidated (Barclays Bank)
Barclaycard
36	business analysis
35	business description
Barclays Bank PLC
285	consolidated accounts
299	financial data
290	notes to the accounts
Barclays Capital
44	business analysis
43	business description
Barclays Commercial Bank
34	business analysis
33	business description
Barclays Global Investors
46	business analysis
45	business description
161	BGI Equity Ownership Plan (EOP)
Barclays Wealth
48	business analysis
47	business description
Capital adequacy data
14	total assets and risk weighted assets
17	capital management
17	capital ratios
17-18	capital resources
277-278	Capital management
Cash flow statement
182	consolidated
289	consolidated (Barclays Bank)
186	notes to the accounts
222	Competition and regulatory matters
246-248	Concentrations of credit risk
220-221	Contingent liabilities and commitments
20	Contractual obligations

Corporate governance
126-144	corporate governance report
130	attendance at board meetings
52	Corporate sustainability
243-256	Credit risk
26-28	Critical accounting estimates
304	Currency of presentation
260-261	Currency risk
Derivatives and other financial instruments
193-195	notes to the accounts
Directors’ and officers’
119-121	biographies
123	emoluments
123	interests
230-234	notes to the accounts
122-125	Directors’ report
186	Dividends
191	Earnings per share
100-101	Economic capital
Emerging Markets
40	business analysis
39	business description
Employees
124	equality and diversity
124	involvement
234	Events after the balance sheet date
121	Executive management structure
267-276	Fair value of financial instruments
192	Financial assets designated at fair value
202	Financial liabilities designated at fair value
Financial review
242	Financial risks
Global Retail and Commercial Banking
30	business analysis
316-320	Glossary
199	Goodwill
Head office functions and other operations
50	business analysis
49	business description
Impairment charges
188	notes to the accounts
74	risk management
Income statement
178	consolidated
285	consolidated (Barclays Bank)
202-204	Insurance assets and liabilities
187	Insurance premiums and insurance claims and benefits
200	Intangible assets
258-259	Interest rate risk

Index

continued

Investment Banking and Investment Management
30	business analysis
198	Investment in associates and joint ventures
223-224	Leasing
221	Legal proceedings
Liabilities
202	other
261-266	Liquidity risk
Loans and advances to banks
107	interest rate sensitivity
107	maturity analysis
195	notes to the accounts
Loans and advances to customers
107	interest rate sensitivity
110	maturity analysis
195	notes to the accounts
257-261	Market risk
305	Memorandum and Articles of Association
220	Non-controlling interests
Net fee and commission income
186	notes to the accounts
4	summary
Net interest income
186	notes to the accounts
4	summary
240-242	Off-balance sheet arrangements
Operating expenses
188-189	administration and general expenses
188	staff costs
7	summary
Ordinary shares, share premiums, and other equity
216-218	called up
Other income
187	notes to the accounts
5	summary
51	Our people
183-185	Parent Company accounts (Barclays PLC)
Pensions
153	directors
210-216	notes to the accounts
229-230	Principal subsidiaries
Principal transactions
187	notes to the accounts
5	summary

75	Potential credit risk loans
165	Presentation of information
201	Property, plant and equipment
209	Provisions
230-234	Related party transactions
145-161	Remuneration report
218-219	Reserves
29-50	Results by business
54-58	Risk factors
Risk management
59-65	Barclays approach to risk management
66-93	credit risk management
94-98	market risk management
99-101	capital risk management
102-104	liquidity risk management
105-106	operational risk management
107-116	statistical information
117-118	supervision and regulation
17	Risk weighted assets
196	Securities borrowing, securities lending, repurchase and reverse repurchase agreements
209-210	Securitisation
Segmental reporting
278-282	by class of business
282	by geographical segments
234-239	Share-based payments
302-312	Shareholder information
19	Short-term borrowings
Statement of comprehesive income
179	consolidated
286	consolidated (Barclays Bank)
204-209	Subordinated liabilities
Tax
190	notes to the accounts
309-310	shareholder information
14	Total assets
191	Trading portfolio
176	Trust activities
UK Retail Banking
32	business analysis
31	business description
Western Europe
38	business analysis
37	business description

Glossary of terms

‘ABS CDO Super Senior’ The super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section – Credit Market Exposures.

‘Absa’ Refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and non-controlling interests.

‘Absa Capital’ The portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

‘Absa Card’ The portion of Absa’s results that arises from the Absa credit card business and is reported within Barclaycard.

‘Absa Group Limited’ Refers to the consolidated results of the South African group of which the Parent Company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

‘ABX Index’ An index tracking the yields of a basket of credit default swaps linked to sub-prime mortgages, widely used in the industry.

‘ABX.HE Index’ An index referencing the yield on a basket of 20 subprime mortgage-backed securities, widely used in the industry.

‘Adjusted Gross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section – Credit Market Exposures.

‘Annual Earnings at Risk (AEaR)’ is the sensitivity of annual earnings to shocks in market rates, at approximately 99th percentile for change over one year. For interest rates this equates to a 2% parallel shift in rates. For equity indices, it equates to a 25% change from one-year end to the next, or 15% from one-year end to the next year’s average.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asset backed products’ As used in Note 50, asset backed products are debt and derivative products that are linked to the cash flow of a referenced asset. This category includes asset backed loans; collateralised debt obligations (CDOs); collateralised loan obligations (CLOs); asset backed credit derivatives (ABS CDS); asset backed and mortgage backed securities.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section – Credit Market Exposures.

‘Average balances’ which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

‘Average base rates’ Average of the official base rate.

‘Average net income generated per member of staff’ Total operating income compared to the average number of employees for the reporting period.

‘Backstop facility’ A standby facility, that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Basis point’ One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

‘CMBS Index Products (CMBX)’ The CMBX is a series of CMBS credit default swap indices. It allows investors to take diversified exposure (long or short) synthetically across rating categories. CMBX is administered by Markit, which serves as the calculation and marketing agent for CMBX.

‘CMBS IG Index’ An index compiled by Barclays Capital, which measures the return for CMBS securities with an original deal size of $500m or greater, combined with a required rating of Baa3/BBB- or higher (investment grade). In addition, maturity must be equal to or greater than one year and no floating rate certificates may be included.

‘Collateralised Debt Obligations (CDOs)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section – Credit Market Exposures.

Glossary of terms

continued

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section – Credit Market Exposures.

‘Collateralised Synthetic Obligation (CSO)’ A form of synthetic collateralised debt obligation (CDO) that does not hold assets like bonds or loans but invests in credit default swaps (CDSs) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section – Credit Market Exposures.

‘Commercial Real Estate’ Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section – Credit Market Exposures.

‘Commercial Paper’ An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date.

‘Commodity products’ As used in Note 50, these products are exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Compensation:income ratio’ Staff compensation based costs compared to total income net of insurance claims.

‘Conduits’ A financial vehicle that holds asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio. See Risk Management section – Credit Market Exposures.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 capital ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost:net income ratio’ Operating expenses compared to total income net of insurance claims less impairment charges.

‘Coverage ratio (CRL)’ Impairment allowances as a percentage of CRL balances.

‘Credit conversion factors (CCFs)’ The portion of an off-balance sheet commitment drawn in the event of a future default. The conversion factor is expressed as a percentage. The conversion factor is used to calculate the exposure at default (EAD).

‘Credit Default Swaps (CDS)’ A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers.

However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section – Credit Market Exposures.

‘Credit market exposures’ Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale.

‘Other credit products’ As used in Note 50, these are products linked to the credit risk of a referenced entity, index or a basket. This category includes collateralised synthetic obligations (non-asset backed CDOs) and OTC derivatives. The OTC derivatives are namely, CDS single name; CDS index; CDS index tranche and Nth to default basket swaps (in which the payout is linked to one in a series of defaults, such as first-, second- or third-to-default, with the contract terminating at that point).

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit spread’ The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see VaR).

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of Barclays Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should Barclays Group default or not perform in terms of contractual agreements.

‘Debt restructuring’ This is when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Delinquency’ See ‘Arrears’.

‘Dividend payout ratio’ Yearly dividends paid per share as a fraction of earnings per share.

‘Economic capital’ An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

‘Equity products’ As used in Note 50, these products are linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not reprice with market rates.

‘Expected loss’ The Group measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘FICO score’ A credit score, based on the Fair Isaac Corporation (being the US rating company that wrote the software that calculates the scores).

‘First/Second Lien’ First lien: debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second lien: debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien. See Risk Management section – Credit Market Exposures.

‘Full time equivalent’ Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

‘Funds and fund-linked products’ As used in Note 50, this category includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Funded/unfunded’ Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

‘FX products’ As used in Note 50, these products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts; FX swaps; FX options.

‘Gain on acquisition’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Global Retail and Commercial Banking – Absa’ The portion of Absa’s results that is reported within the Global Retail and Commercial Banking business.

‘Home Loans’ A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for the incurred loss inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Individually/Collectively Assessed’ Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Interest rate products’ As used in Note 50, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

‘LCDX Index’ The Loan Credit Default Swap Index, a generally accepted loan-only credit default swap index created by CDSIndexCo. The LCDX index is a tradeable index with 100 equally-weighted underlying single-name loan-only credit default swaps (LCDS).

‘Leveraged Finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liquidity and Credit enhancements’ Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralization. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

‘Liquidity pool/buffer’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Loan loss rate’ Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

‘Loan to deposit ratio’ The ratio of wholesale and retail loans and advances to customers net of impairment allowance divided by customer deposits. ‘Loan funding ratio’ The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long-term debt (>1 yr) and equity.

‘Loan to value ratio (LTV)’ The amount of a first mortgage lien as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and mark to market (MTM) LTV. Origination LTVs use the current outstanding loan balance and the value of the property at origination of the loan. MTM LTVs use the current outstanding loan value and the current value of the property (which is estimated using one or more external house price indices).

‘Loans past due’ Loans are past due when a counterparty has failed to make a payment when contractually due.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Markit LCDX Index’ An index compiled by Markit Inc, a specialist securities market researcher, compiled by reference to first lien loans issued by 100 entities listed on the Markit Syndicated Secured List, widely used in the industry.

‘Medium Term Notes (MTNs)’ Corporate notes continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years.

Glossary of terms

continued

‘Monoline’ An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section – Credit Market Exposures.

‘Monoline Wrapped’ Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section – Credit Market Exposures.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section – Credit Market Exposures.

‘Mortgage vintage’ The year the mortgage was issued.

‘Mortgage related securities’ Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

‘Net Asset Value per Share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net Interest Margin’ The margin is expressed as annualised net interest income for GRCB and Barclays Wealth divided by the sum of the average assets and average liabilities for GRCB and Barclays Wealth.

‘Net Tangible Asset Value per Share’ Computed by dividing shareholders’ equity excluding non-controlling interests less goodwill and intangible assets, by the number of issued ordinary shares.

‘Non-asset backed debt instruments’ As used in Note 50, these products are debt instruments. This category includes government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-investment grade’ A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

‘Notional Collateral’ Collateral based on the notional amount of a financial instrument.

‘Over the counter derivatives (OTC)’ Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own Credit’ The effect of the Group’s own credit standing on the fair value of financial liabilities.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (credit risk loan) & PPL (potential problem loan) balances. See CRL and PPL.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Prime’ Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

‘Principal transactions’ Principal transactions comprise net trading income and net investment income.

‘Private equity investments’ As used in Note 50, private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Probability of default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on-balance sheet positions that can be matched to a specific product, e.g. customer balances that do not reprice with market rates.

‘Renegotiated loans’ Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repo/Reverse repo’ A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Residential Mortgage Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section – Credit Market Exposures.

‘Restructured loans’ ‘Impaired and restructured loans’ comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.

‘Risk asset ratio’ A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Risk weighted assets’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Securitisation’ A process by which debt instruments are aggregated into a pool, which is used to back new securities. A company sells assets to an SPV (special purpose vehicle) who then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors.

‘SIV Lites’ Are SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. Unlike SIVs they are not perpetual, making them look more like CDOs, which have fixed maturity dates. See Risk Management section – Credit Market Exposures.

‘Special Purpose Entities (SPEs)’ Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not reprice with market rates. See also equity structural hedge and product structural hedge.

‘Structured Investment Vehicles (SIVs)’ SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section – Credit Market Exposures.

‘Structural liquidity’ The liquidity available from current positions – principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

‘Structured finance/notes’ A structured note is an investment tool which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Subordination’ The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Sub-Prime’ Defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default. See Risk Management section – Credit Market Exposures.

‘Tier 1 capital’ A measure of a bank's financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 capital’ Defined by the FSA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Top-line income’ Income before own credit gains/losses and credit market write-downs.

‘Total shareholder return (TSR)’ Defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

‘Value at Risk (VaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

‘Whole loans’ A mortgage loan sold in its entirety when the buyer assumes the entire loan along with its rights and responsibilities. A whole loan is differentiated from investments in which the buyer becomes part owner of a pool of mortgages. See Risk Management section – Credit Market Exposures.

‘Write-Down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 19th, 2010	Barclays PLC (Registrant)
	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 19th, 2010	Barclays Bank PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

BACK COVER

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum of Association of Barclays PLC

1.2	Articles of Association of Barclays PLC (incorporated by reference to the 2008 Form 20-F filed on March 24th, 2009)

1.3	Memorandum and Articles of Association of Barclays Bank PLC (incorporated by reference to the 2008 Form 20-F filed on March 24th, 2009)

2.1	Long term debt instruments

4.1	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29 th, 2008)

4.4	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.5	Rules of the Barclays PLC Executive Share Award Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.6	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008

4.7	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.8	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008)

4.9	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008)

4.10	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.11	Service Contract and Subsequent Side Letter to Service Contract – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th , 2006)

EXHIBIT NUMBER	DESCRIPTION
4.12	Service Contract – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.13	Contract of Employment – Christopher Lucas (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.14	Addendum to contract of employment between Barclays Bank plc and Gary Hoffman (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.15	Addendum to contract of employment between Barclays Bank plc and John Varley (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.16	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.17	Appointment Letter – Leigh Clifford (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.18	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.19	Appointment Letter – Dr Daniël Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.20	Appointment Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.21	Appointment Letter – Marcus Agius (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.22	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.23	Appointment Letter – David Booth (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.24	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.25	Appointment Letter – Simon Fraser (incorporated by reference to the 2008 Form 20-F filed on March 24th, 2008)

4.26	Appointment Letter – Reuben Jeffery III

4.27	Indemnity Letter – John Varley (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.28	Indemnity Letter – Gary Hoffman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

EXHIBIT NUMBER	DESCRIPTION
4.29	Indemnity Letter – Robert E. Diamond Jr (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.30	Indemnity Letter – Sir Richard Broadbent (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.31	Indemnity Letter – Leigh Clifford (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.32	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.33	Indemnity Letter – Dr Daniël Cronjé (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.34	Indemnity Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.35	Term sheet for Barclays PLC Warrants (incorporated by reference to the 2008 Form 20-F filed March 24th, 2008)

4.36	Amended and Restated Stock Purchase Agreement, dated as of June 16, 2009, by and among Barclays Bank PLC, Barclays PLC (solely for the purposes of Section 6.16, Section 6.18 and Section 6.24) and BlackRock, Inc.

4.37	Stockholder Agreement, dated as of December 1, 2009, by and among BlackRock, Inc., Barclays Bank PLC and Barclays BR Holdings S.à r.l.

7.1	Ratios of earnings to fixed charges

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations

8.1	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.