Form 20-F
period 2010-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2011-03-21
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

American Depository Shares, each representing four 25p	New York Stock Exchange

ordinary shares

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*

American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*

American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*

American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

iPath® Dow Jones – UBS Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Platinum Subindex Total ReturnSM	NYSE Arca

ETN

iPath® Dow Jones-UBS Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Inverse January 2021 S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Enhanced S&P 500 VIX Mid-Term FuturesSM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Short Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Short Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Short Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Short Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Short Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NYSE Arca

iPath® US Treasury Flattener ETN	NYSE Arca

iPath® US Treasury 2-year Bull ETN	NYSE Arca

iPath® US Treasury 2-year Bear ETN	NYSE Arca

iPath® US Treasury 10-year Bull ETN	NYSE Arca

iPath® US Treasury 10-year Bear ETN	NYSE Arca

iPath® US Treasury Long Bond Bull ETN	NYSE Arca

iPath® US Treasury Long Bond Bear ETN	NYSE Arca

Barclays GEMS IndexTM ETN	NYSE Arca

Barclays GEMS Asia 8 ETN	NYSE Arca

Barclays Asian and Gulf Currency Revaluation ETN	NYSE Arca

Barclays ETN+ S&P 500® Dynamic VEQTOR™ ETN	NYSE Arca

Barclays ETN + Short C Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Short D Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	12,181,940,871
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	237,000,000
	$100 preference shares	100,000

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

Yes ☐    No ☐

*This requirement does not apply to the registrants until their fiscal year ending December 31, 2011.

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

*Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑

Other ☐

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain Group’s plans and its current goals and expectations relating to its future financial conditions and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate to only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Group’s future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and finance markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations and other statements that are not historical by fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effect of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changed in valuation of issued notes, the policies and actions of governmental and regulatory authorities, including capital requirements and changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of completion – a number of such factors being beyond the Group’s control. As a result, the Group’s actual results may differ materially from plans, goals, and expectations set forth in the Group’s forward-looking statement.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the U.K. Financial Services Authority (FSA), the London Stock Exchange or applicable laws, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this report to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstance on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the U.S. Securities and Exchange Commission.

Certain terms

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’, ‘Parent Company’ or ‘Parent’ refers to Barclays PLC, and the term ‘Bank’ refers to Barclays Bank PLC. The term ‘Absa Group Limited’ is used to refer to Absa Group Limited and its subsidiaries, and the term ‘Absa’ is used to refer to the component of the Global Retail Banking segment represented by this business. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively; the abbreviations ‘US$m’ and ‘US$bn’ represent millions and thousands of millions of US dollars, respectively, and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Unless otherwise stated, the income statement analyses compare the twelve months to 31st December 2010 to the corresponding twelve months of 2009 or the twelve months of 2009 to the corresponding twelve months of 2008, as applicable, and balance sheet comparisons relate to the corresponding position at 31st December 2009. Unless otherwise stated, all disclosed figures relate to continuing operations. Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 300 to 306.

SEC Form 20-F Cross reference information

Form 20-F item number		Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	A. Selected financial data	7, 15, 287-289
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	164-166
4	Information on the Company
	A. History and development of the company	127, 184, 234 (Note 32) - 237 (Note 35), 269 (Note 46), 271, 297
	B. Business overview	i, 6, 115-119, 212-215 (Note 14), 227 (Note 27), 263-267 (Note 43)
	C. Organizational structure	234-235 (Note 32)
	D. Property, plants and equipment	219 (Note 20), 239 (Note 37)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating results	6-38, 100, 115-119, 193-204 (Note 1), 212-215 (Note 14), 227 (Note 27), 267-269 (Note 45)
	B. Liquidity and capital resources	18, 86-87, 102-112, 192, 212-215 (Note 14), 221-224 (Note 23), 225-226 (Note 25), 233 (Note 29), 238 (Note 36)
	C. Research and development, patents and licenses, etc.	Not applicable

	D. Trend information	–
	E. Off-balance sheet arrangements	240-241 (Note 38)
	F. Tabular disclosure of contractual obligations	168
	G. Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A. Directors and senior management	120-123
	B. Compensation	147-163, 227-232 (Note 28), 246-248 (Note 40)
	C. Board practices	120-146, 157-158
	D. Employees	12, 41
	E. Share ownership	147-163, 246-248 (Note 40)
7	Major Shareholders and Related Party Transactions
	A. Major shareholders	125, 271
	B. Related party transactions C. Interests of experts and counsel	183, 246-248 (Note 40), 284 (Note p) Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	124, 185-285, 287-291
	B. Significant changes	127, 269 (Note 46)
9	The Offer and Listing
	A. Offer and listing details	287
	B. Plan of distribution	Not applicable
	C. Markets	287-288
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	290-292
	C. Material contracts	127, 157, 159, 233 (Note 29)
	D. Exchange controls	295
	E. Taxation	293-294
	F. Dividends and paying assets	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	295
	I. Subsidiary information	234-235 (Note 32)
11	Quantitative and Qualitative Disclosure about Market Risk	42-114
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable

Form 20-F item number		Page and caption references in this document*

	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	296
13	Defaults, Dividends Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures	129
	B. Management’s annual report on internal control over financial reporting	128-129
	C. Attestation report of the registered public accounting firm	185
	D. Changes in internal control over financial reporting	129
16A	Audit Committee Financial Expert	141
16B	Code of Ethics	146
16C	Principal Accountant Fees and Services	127, 143 (External auditor objectivity and independence: Non-Audit Services), 207 (Note 8)
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	233 (Share Repurchase)
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	131, 146
17	Financial Statements	Not applicable (See Item 8)
18	Financial Statements	Not applicable (See Item 8)
19	Exhibits	Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Contents

Business Review

2	Key performance indicators
7	Financial review
39	Citizenship

Risk management and governance

42	Risk management
124	Directors’ report
130	Corporate governance report
147	Remuneration report

Additional financial information

164	Risk factors
167	Additional financial disclosure

Financial statements

184	Presentation of information
185	Independent Registered Public Accounting Firm’s report for Barclays PLC
186	Consolidated Financial Statements Barclays PLC
270	Independent Registered Public Accounting Firm’s report for Barclays Bank PLC
271	Barclays Bank PLC data

Shareholder information

287	Shareholder information
297	Shareholder enquiries
298	Index
300	Glossary of terms

Key performance indicators

Capital KPIs

Definition	Why it’s important to the business and management
Core Tier 1 ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are managed. Capital ratios express a bank’s capital as a percentage of its risk weighted assets. Both Core Tier 1 and Tier 1 capital resources are defined by the UK FSA. Core Tier 1 is broadly tangible shareholders’ funds less certain capital deductions from Tier 1.	The Group’s capital management activities seek to maximise shareholders’ value by prudently optimising the level and mix of its capital resources. The Group’s capital management objectives are to maintain sufficient capital resources to: ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set by the UK FSA and US Federal Reserve; ensure locally regulated subsidiaries can meet their minimum regulatory capital requirements; support the Group’s risk appetite and economic capital requirements; and support the Group’s credit rating.	10 – 10.8% 09 – 10.0% 08 – 5.6%

During 2010, the Group’s Core Tier 1 ratio improved 0.8% to 10.8%, largely through £3.6bn of attributable profits, demonstrating the Group’s ability to generate capital organically.
Adjusted gross leverage

Adjusted gross leverage is defined as the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. Tier 1 capital is defined by the UK FSA.	Barclays believes that there will be more capital and less leverage in the banking system and that lower levels of leverage are regarded as a key measure of stability going forward. This is consistent with the views of our regulators and investors.	10 – 20x 09 – 20x 08 – 28x

Adjusted gross leverage is a non-IFRS measure. More information on the ratio of total assets to total shareholders information is provided on page 104. The ratio of total assets to total shareholders equity as at 31st December 2010, 2009 and 2008 was 24x, 24x and 43x, respectively.	In 2010, adjusted gross leverage remained stable at 20 times principally as a result of a £3.9 billion increase in Tier 1 Capital to £53.5 billion offset by the impact of a £84.6 billion increase in adjusted total tangible assets.

Returns KPIs

Definition	Why it’s important to the business and management

Return on average shareholders’ equity (RoE) is calculated as profit after tax attributable to equity holders of the parent divided by the average shareholders’ equity for the year. Shareholders’ equity is made up of share capital, retained earnings and other reserves.

These measures indicate the returns generated by the management of business based on the allocation of shareholders’ equity to each component business. Achieving target returns demonstrates the organisation’s ability to execute its strategy and align interests of management and shareholders. We allocate capital to business units based on an assumed Core Tier 1 ratio of 9% and we retain excess capital at Group Centre as a buffer.

RoE 10 – 7.2% 09 – 6.7% 08 – 14.3%

Return on average tangible equity (RoTE) is calculated as profit after tax attributable to equity holders of the parent divided by average shareholders’ equity for the year, excluding non-controlling interests, goodwill and intangible assets.	Returns lie at the heart of our capital allocation. All of our businesses except Western Europe Retail Banking and Barclays Corporate had returns on tangible equity in excess of the 2010 cost of equity of 12.5%.	RoTE 10 – 8.7% 09 – 9.0% 08 – 21.3%

Returns KPIs continued

Definition	Why it’s important to the business and management

Profit before tax

Profit before tax is the primary profitability measure used to assess performance. Profit before tax represents total income less impairment charges and operating expenses.	Profit before tax is a key indicator of financial performance to many of our stakeholders.	Profit before tax 10 – £6,065m 09 – £4,585m 08 – £5,136m
Cost: income ratio

Group cost: income ratio is defined as operating expenses compared to total income net of insurance claims.	This is a measure management uses to assess the productivity of the business operations. Restructuring the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.	10 – 64% 09 – 57% 08 – 63%
Loan loss rate

The loan loss rate represents the impairment charge on loans and advances as a proportion of the period end balances.

The granting of credit is one of Barclays major sources of income and its most significant risk. The loan loss rate is an indicator of the cost of granting credit.

During 2010 impairment continued to improve across all our businesses with one exception, the corporate portfolio in Spain, resulting in a loan loss rate of 118bps compared to 156bps reported in 2009.

10 – 118 bps 09 – 156 bps 08 – 95 bps
Dividend

It is the Group’s policy to declare and pay dividends on a quarterly basis. In a normal year there will be three equal payments in June, September and December and a final variable payment in March.	The ability to pay dividends demonstrates the financial strength of the Group. Whilst recoginising the market’s desire for us to maintain strong capital ratios, in light of the regulatory and economic uncertainty, we have taken a prudent approach of prioritising capital retention and significantly reducing the distribution through dividends from historical levels of 50% whilst seeking to ensure that pay-outs also increase progressively from their low point in 2009.	10 – 5.5p 09 – 2.5p 08 – 11.5p

Key performance indicators

continued

Income growth KPIs
Definition	Why it’s important to the business and management

Total income

Defined as total income net of insurance claims.

Total income is a key indicator of financial performance to many of our stakeholders and income growth a key execution priority for Barclays management.

Group total income increased 8% to £31.4 billion.

10 – £31,440m 09 – £29,123m 08 – £21,199m
Income by geography

Defined as total income net of insurance claims generated in distinct geographic segments. Geographic segmental analysis is based on customer location and the definition of the countries within each region are provided in the glossary.	The goal of increasing the international diversification of our income helps to reduce risk by providing exposure to different economic cycles and is demonstrated by our ratio of non-UK to UK business income.

Geographic split of income
	2010%	2009%	2008%
UK & Ireland	40	45	57
European Region	15	15	19
Americas	25	22	0
Africa	15	14	17
Asia	5	4	7

Citizenship KPIs
Definition	Why it’s important to the business and management

Gross new lending to UK households and businesses

Defined as lending to UK households and those businesses with UK-based activities.

We have remained ‘open for business’ during the economic downturn, and are focused on lending responsibly to our customers and clients around the world. In 2009, we committed to make an additional £11 billion of credit available to the UK economy, and by the end of 2009, we had lent an additional £35 billion to UK households and businesses. Supporting customers in difficulty has never been more critical, but providing access to credit must be based on the ability to repay. We increased our lending across the UK to £43 billion in 2010, including £7.5 billion arising from the acquisition of Standard Life Bank.

We see this as an important performance metric and have formally measured UK gross lending since 2009.

10 – £43bn 09 – £35bn 08 – n/a
Global investment in our communities

Defined as Barclays total contribution to supporting the communities where we operate.

The success and competitiveness of a business and the extent to which it contributes to and is integrated in the communities in which it operates are closely related. We are committed to maintaining investment in our communities for the long-term both in good times and in bad. This performance metric demonstrates the consistency of our commitment over time.

10 – £55.3m 09 – £54.9m 08 – £52.2m
Colleagues involved in volunteering, regular giving and fundraising initiatives

Defined as the total number of Barclays employees taking part in volunteering, giving or fundraising activities.

Barclays community investment programme aims to engage and support colleagues around the world to get involved with our main partnerships, as well as the local causes they care about. Harnessing their energy, time and skills delivers real benefit to local communities, to their own personal development and to their engagement with Barclays.

10 –62,000 09 –58,000 08 –57,000

Citizenship KPIs continued

Definition	Why it’s important to the business and management
Group Employee Opinion Survey (EOS) – Proud to be Barclays

Employee opinions surveys are used across the organisation to understand our employees’ views and prioritise management actions in order to meet employee needs. This KPI is a calibration of different survey scores across Barclays for a question measuring sense of pride in being associated with or working for Barclays. The average scores for each year are given.	Understanding levels of employee engagement and sense of commitment to Barclays is important as there is a strong correlation between these factors and our employees’ commitment to serving the needs of our customers and clients.	10 – 83% 09 – 81% 08 – 81%
Percentage of senior managers who are female

The number of female colleagues who are working across all Barclays businesses at the senior management level as a percentage of the total senior manager population.	Diversity is important to Barclays as we believe that only through access to the most diverse pool of talent will we recruit and retain the most talented individuals to serve our customers and clients.	10 – 24% 09 – 24% 08 – 25%

The number of females at the senior management level has remained flat demonstrating that there is still work to be done to increase the number of women reaching and retaining roles at this level of management.

About Barclays

We are a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking, and wealth management with an extensive international presence.

Group total income

£31,440m

Listed in London and New York, Barclays is a major global and financial service provider engaged in retail and commercial banking, credit cards, investment banking, wealth management presence in Europe, United States, Africa and Asia. The following section analyses the Group’s performance by business. For management reporting purposes during 2010, Barclays was organised into the following business groupings.

UK Retail Banking – £4,518m total income

UK Retail Banking is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK Retail Banking also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

Barclaycard – £4,024m total income

Barclaycard is an international payments business which manages about £200bn in annual payment value and offers a broad range of payment solutions to consumer and business customers in 22 countries throughout the world.

Western Europe Retail Banking – £1,164m total income

Western Europe Retail Banking provides retail banking and credit card services in Spain, Italy, Portugal and France. The business is building a differentiated proposition providing banking services to retail and mass affluent customers through a variety of distribution channels.

Barclays Africa – £801m total income

Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean. It provides tailored banking (including mobile banking and Sharia-compliant products) to over 2.7m customers and has a top 3 position in 8 of the 10 countries in which we operate.

Absa – £2,899m total income

Absa provides a full range of retail banking services and insurance products through a variety of distribution channels. It also offers customised business solutions for commercial and large corporate customers. It is part of one of South Africa’s largest financial services organisations.

Barclays Capital – £13,600m total income

Barclays Capital is the investment banking division of Barclays. It provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs. These include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which include cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital has a global presence providing advisory services and distribution power to meet the needs of issuers and investors worldwide.

Barclays Corporate – £2,974m total income

Barclays Corporate provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK & Ireland, Continental Europe and New Markets.

Barclays Wealth – £1,560m total income

Barclays Wealth is the wealth management division of Barclays. It focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage. It has offices in Europe, North America, Asia and Africa.

Investment Management – £78m total income

Investment Management manages the Group’s 19.9% economic interest in BlackRock, Inc. and the residual elements relating to Barclays Global Investors, which was sold on 1st December 2009.

Head Office and Other Operations – £178m total loss

Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments. Head office and central support functions include the following areas: Executive Management, Finance, Property, Treasury, Corporate Secretariat and Corporate Development, Tax, Investor Relations, Risk, Human Resources, Legal Corporate Affairs.

Financial review

Consolidated summary income statement

For the year ended 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Continuing operations
Net interest income	12,523	11,918	11,469	9,598	9,133
Non-interest income	19,681	18,036	9,967	11,938	11,372
Net claims and benefits incurred on insurance contracts	(764)	(831)	(237)	(492)	(575)
Total income net of insurance claims	31,440	29,123	21,199	21,044	19,930
Impairment charges and other credit provisions	(5,672)	(8,071)	(5,419)	(2,795)	(2,154)
Operating expenses	(19,971)	(16,715)	(13,391)	(12,096)	(11,723)
Share of post-tax results of associates and joint ventures	58	34	14	42	46
Profit on disposals and gain on acquisitions	210	214	2,733	28	323
Profit before tax	6,065	4,585	5,136	6,223	6,422
Tax	(1,516)	(1,074)	(453)	(1,699)	(1,611)
Profit after tax from continuing operations	4,549	3,511	4,683	4,524	4,811
Profit for the year from discontinued operations, including gain on disposal	–	6,777	604	571	384
Net profit for the year	4,549	10,288	5,287	5,095	5,195
Profit attributable to equity holders of the Parent	3,564	9,393	4,382	4,417	4,571
Profit attributable to non-controlling interests	985	895	905	678	624
	4,549	10,288	5,287	5,095	5,195

Selected financial statistics
Basic earnings per share	30.4p	86.2p	59.3p	68.9p	71.9p
Basic earnings per share from continuing operations	30.4p	24.1p	51.4p	60.6p	66.6p
Diluted earnings per share	28.5p	81.6p	57.5p	66.9p	69.8p
Dividends per ordinary share	5.5p	2.5p	11.5p	34.0p	31.0p
Dividend payout ratio	18.1%	2.9%	19.4%	49.3%	43.1%
Profit attributable to the equity holders of the Parent as a percentage of:
– average shareholders’ equity	7.2%	23.8%	16.5%	20.3%	24.7%
– average total assets	0.2%	0.5%	0.2%	0.3%	0.4%
Average United States Dollar exchange rate[a]	1.55	1.57	1.86	2.00	1.84
Average Euro exchange rate[a]	1.17	1.12	1.26	1.46	1.47
Average Rand exchange rate[a]	11.31	13.14	15.17	14.11	12.47

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Note

a	The average rates are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

Financial review

Income statement commentary

2010

Barclays delivered profit before tax of £6,065m in 2010, an increase of 32% (2009: £4,585m). Excluding movements on own credit, gains on debt buy-backs and gains on acquisitions and disposals, Group profit before tax increased 11% to £5,464m (2009: £4,942m).

Total income net of insurance claims increased 8% to £31,440m (2009: £29,123m). Barclays Capital reported a 17% increase in total income to £13,600m (2009: £11,625m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £124m (2009: £4,417m) and a gain relating to own credit of £391m (2009: loss of £1,820m). Top-line incomea at Barclays Capital, which excludes these items, declined 25% to £13,333m relative to the exceptionally strong levels seen in 2009. There was good growth in UK Retail Banking and Barclays Africa, with income flat in Barclaycard, and a decline in Western Europe Retail Banking. Income was up 14% in Absa. Barclays Corporate reported a decrease in income of 7% and income was up 18% in Barclays Wealth.

Impairment charges and other credit provisions improved 30% to £5,672m (2009: £8,071m). This was after an increase of £630m in impairment on the Spanish loan book in Barclays Corporate – Continental Europe and impairment of £532m relating to the Protium loan in Barclays Capital. All businesses other than Barclays Corporate reported improvements in impairment charges. Overall impairment charges as a proportion of Group loans and advances as at 31st December 2010 was 118bps, compared to 156bps for 2009.

As a result, net operating income for the Group after impairment charges increased 22% to £25,768m (2009: £21,052m).

Operating expenses increased £3,256m to £19,971m, a 19% rise compared to the 22% growth in net operating income. Costs at Barclays Capital increased £1,703m, largely reflecting investment in the business across sales, origination, trading and research functions, investment in technology and infrastructure and increased charges relating to prior year deferrals. Across the Group, restructuring charges totalled £330m (2009: £87m) particularly in Barclays Corporate (£119m) and Barclays Capital (£90m) focusing on delivering future cost and business efficiencies. Goodwill of £243m was written off in Barclays Corporate – New Markets to reflect impairment to the carrying value of Barclays Bank Russia business as our activities there are refocused. As a result, the Group’s cost: income ratio increased to 64% (2009: 57%). The cost: net income ratio improved from 79% to 78%, reflecting the reduced impairment charges compared with 2009.

Staff costs increased 20% to £11.9bn (2009: £9.9bn), of which performance costs amounted to £3.5bn (2009: £2.8bn). Within this total, 2010 charges relating to prior year deferrals increased by £0.7bn relative to 2009. The Group 2010 performance awards (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 7% on 2009 at £3.4bn. Within this, the Barclays Capital 2010 performance awards were down 12% at £2.6bn, compared to an increase in headcount of 7%.

2009

Barclays delivered profit before tax of £4,585m in 2009 (2008: £5,136m), a decrease of 11% on 2008, after absorbing £6,086m in write downs on credit market exposures (including impairment of £1,669m), other Group impairment of £6,402m and a charge of £1,820m relating to the tightening of own credit spreads. Profit also included £1,249m of gains on debt buy-backs and extinguishment.

Total income net of insurance claims grew 37% to £29,123m, with particularly strong growth in Barclays Capital. Barclaycard and Western Europe Retail Banking also reported good income growth. The aggregate revenue performance of the Global Retail Banking businesses (which comprises our UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa businesses) was, however, affected by the impact of margin compression on deposit income as a result of the very low absolute levels of interest rates. Barclays Capital income was up 122% compared to 2008. Top-line incomea rose by £8,004m reflecting the successful integration of the acquired Lehman Brothers North American businesses, buoyant market conditions observed across most financial markets in the first half of 2009 and a good relative performance in the second half of 2009 despite weaker markets. Income in Barclays Capital was impacted by write downs of £4,417m (2008: £6,290m) relating to credit market exposures held in its trading books and by a charge of £1,820m (2008: gain of £1,663m) relating to own credit.

Impairment charges against loans and advances, available for sale assets and reverse repurchase agreements increased 49% to £8,071m, reflecting deteriorating economic conditions in 2009, portfolio maturation and currency movements. The impairment charge against credit market exposures included within this total reduced 5% to £1,669m. Impairment charges as a percentage of Group loans and advances as at 31st December 2009 increased to 156bps from 95bps, or 135bps on constant 2008 year end balance sheet amounts and average foreign exchange rates.

Total operating expenses increased 25% to £16,715m, but by 12% less than the rate of increase in Group total income. Operating expenses in Barclays Capital increased by £2,818m to £6,592m reflecting the inclusion of the acquired Lehman Brothers North American business. The Group total cost:income ratio improved from 63% to 57%. At Barclays Capital the compensation:income ratio improved from 44% to 38%.

Note

a	Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. Credit market losses included within income at Barclays Capital for the year ended 31st December 2010 amounted to £124m (2009: £4,417m; 2008: £6,290m), and own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m; 2008: gain of £1,663m). Total income at Barclays Capital for the year ended 31st December 2010 was £13,600m (2009: £11,625m; 2008: £5,231m). For a reconciliation of top-line income to total income for Barclays Capital, see the “Analysis of Total income” table on page 32. For more information on credit market losses see page 88 and for more information on own credit gains / losses see Note 4 to the financial statements.

Financial review

Income statement commentary continued

Net interest income

2010

Group net interest income increased £605m to £12,523m (2009: £11,918m) and includes the impact of the acquisitions of Standard Life Bank and the Portuguese and Italian credit card businesses of Citigroup in Western Europe Retail Banking, and currency translation gains in Absa. These impacts have been partly off-set by the continued effects of liability margin compression being felt across the Group.

Group net interest income includes the impact of economic equity structural hedges used to manage the volatility in earnings on the Group’s equity. The impact is allocated to the businesses as part of the share of the interest income benefit on Group equity through net interest income. Equity structural hedges generated a gain of £1,788m in 2010 (2009: gain £1,162m) including net gains on disposal of gilts of approximately £500m.

2009

Group net interest income increased £449m to £11,918m (2008: £11,469m) reflecting growth in average customer balances primarily in Barclaycard and Western Europe Retail Banking, and net funding costs and hedging recognised in Head Office Functions and Other Operations.

Group net interest income includes the impact of structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. In total, equity structural hedges generated a gain of £1,162m (2008: £21m gain).

Further discussion of margins is included in the analysis of results by business.

Net interest income	2010 £m	2009 £m	2008 £m
Cash and balances with central banks	271	131	174
Available for sale investments	1,483	1,937	2,355
Loans and advances to banks	440	513	1,267
Loans and advances to customers	17,677	18,456	23,754
Other interest income	164	199	460
Interest income	20,035	21,236	28,010
Deposits from banks	(370)	(634)	(2,189)
Customer accounts	(1,410)	(2,716)	(6,697)
Debt securities in issue	(3,632)	(3,889)	(5,910)
Subordinated liabilities	(1,778)	(1,718)	(1,349)
Other interest expense	(322)	(361)	(396)
Interest expense	(7,512)	(9,318)	(16,541)
Net interest income	12,523	11,918	11,469

Non-interest income

2010

Net fee and commission income increased £453m to £8,871m (2009: £8,418m). Banking and credit related fees and commissions increased £485m to £10,063m (2009: £9,578m), primarily due to Barclays Capital performance across Investment Banking and Equities.

Net trading income increased £1,077m to £8,078m (2009: £7,001m). The majority of the Group’s trading income arises in Barclays Capital. Trading income decreased 14% to £7,017m (2009: £8,139m) reflecting a more challenging market environment compared with the very strong prior year performance. The impact from difficult trading conditions was more than offset by a £4,293m reduction in credit market fair value losses to £124m (2009: £4,417m) and a gain on own credit of £391m (2009: £1,820m loss).

Net investment income increased £1,421m to £1,477m (2009: £56m) driven by the disposal of Gilts held as part of the economic structural hedge portfolio together with realised gains on principal investments, the disposal of available for sale assets and a reduction in fair value losses held at fair value within Barclays Capital.

Net premiums from insurance contracts remained stable at £1,137m (2009: £1,172m).

Gains on debt buy-backs and extinguishments were £nil (2009: £1,249m).

Non-interest income	2010 £m	2009 £m	2008 £m
Net fee and commission income	8,871	8,418	6,491
Net trading income	8,078	7,001	1,339
Net investment income	1,477	56	680
Net premiums from insurance contracts	1,137	1,172	1,090
Gains on debt buy-backs and extinguishments	–	1,249	24
Other income	118	140	343
Non-interest income	19,681	18,036	9,967

Net fee and commission income	2010 £m	2009 £m	2008 £m
Banking and credit related fees and commissions	10,063	9,578	7,208
Brokerage fees	77	88	56
Investment management fees	79	133	120
Foreign exchange commission	149	147	189
Fee and commission income	10,368	9,946	7,573
Fee and commission expense	(1,497)	(1,528)	(1,082)
Net fee and commission income	8,871	8,418	6,491

10

2009

Net fee and commission income increased £1,927m to £8,418m (2008: £6,491m). Banking and credit related fees and commissions increased £2,370m to £9,578m (2008: £7,208m), primarily due to Barclays Capital strong performance in Equities and Investment Banking.

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

Net investment income decreased £624m to £56m (2008: £680m) driven by realised losses in commercial real estate equity investments and losses in the principal investments business, partially offset by gains on disposal of available for sale investments within Barclays Capital.

Net premiums from insurance contracts increased £82m to £1,172m (2008: £1,090m) primarily reflecting expansion in Western Europe Retail Banking and Absa, partially offset by the impact of the sale of the closed life assurance business in the second half of 2008.

Gains on debt buy-backs and extinguishments includes £1,170m gains relating to Upper Tier 2 perpetual debt and its corresponding hedge and £85m (2008: £24m) from the repurchase of securitised debt issued by Barclays Corporate.

Net Trading Income	2010 £m	2009 £m	2008 £m
Trading income/(loss)	7,017	8,139	(1,596)
Gain on foreign exchange dealings	670	682	1,272
Own Credit gain/(charge)	391	(1,820)	1,663
Net trading income	8,078	7,001	1,339

Net investment income	2010 £m	2009 £m	2008 £m
Net gain from disposal of available for sale assets	1,027	349	212
Dividend income	116	6	196
Net gain/(loss) from financial instruments designated at fair value	274	(208)	33
Other net investment income/ (losses)	60	(91)	239
Net investment income	1,477	56	680

Impairment charges and other credit provisions

2010

Impairment charges on loans and advances fell 24% to £5,625m (2009: £7,358m), reflecting improving credit conditions in the main sectors and geographies in which Barclays lends, which led to lower charges across the majority of businesses. The largest reduction was in the wholesale portfolios, due to lower charges against credit market exposures and fewer large single name charges. This reduction was partially offset by the impact of deteriorating credit conditions in the Spanish property and construction sectors which resulted in an increase of £630m in impairment against the Barclays Corporate loan book in Spain, and £532m impairment relating to the Protium loan in Barclays Capital. In the retail portfolios, impairment performance improved as delinquency rates fell across Barclays businesses, most notably the UK, US, Spanish, Indian and African portfolios.

As a result of this fall in impairment and the 1% rise in loans and advances, the loan loss rate decreased to 118bps (2009: 156bps).

The impairment charges against available for sale assets and reverse repurchase agreements fell by 93% to £47m (2009: £713m), principally driven by lower impairment against credit market exposures.

2009

Impairment charges on loans and advances and other credit provisions increased £2,445m to £7,358m (2008: £4,913m). The increase was primarily due to economic deterioration and portfolio maturation, currency movements and methodology enhancements, partially offset by a contraction in loan balances.

Impairment charges and other credit provisions	2010 £m	2009 £m	2008 £m
Impairment charges on loans and advances
– New and increased impairment allowances	6,939	8,111	5,116
– Releases	(1,189)	(631)	(358)
– Recoveries	(201)	(150)	(174)
Impairment charges on loans and advances	5,549	7,330	4,584
Charge in respect of provision for undrawn contractually committed facilities and guarantees provided	76	28	329
Impairment charges on loans and advances and other credit provisions	5,625	7,358	4,913
Impairment charges/(writebacks) on reverse repurchase agreements	(4)	43	124
Impairment charges on available for sale assets	51	670	382
Impairment charges and other credit provisions	5,672	8,071	5,419

Financial review

Income statement commentary continued

As a result of this increase in impairment and the fall in loans and advances, the impairment charges as a percentage of period end Group total loans and advances increased to 156bps (2008: 95bps).

The impairment charges against available for sale assets and reverse repurchase agreements increased £207m to £713m (2008: £506m), driven by impairment against credit market exposures.

Operating expenses

2010

Operating expenses increased 19% to £19,971m (2009: £16,715m) driven by increases in staff costs, administration and general expenses and impairment of goodwill.

The impairment of goodwill reflects the write off of the goodwill relating to Barclays Bank Russia of £243m as our activities there are refocused.

2009

Operating expenses increased 25% to £16,715m (2008: £13,391m). The increase was driven by a 38% increase in staff costs to £9,948m (2008: £7,204m).

Amortisation of intangibles increased £171m to £447m (2008: £276m) primarily related to the intangible assets arising from the acquisition of the Lehman Brothers North American businesses.

Operating expenses	2010 £m	2009 £m	2008 £m
Staff costs	11,916	9,948	7,204
Administration and general expenses	6,585	5,560	5,193
Depreciation	790	759	606
Amortisation of intangible assets	437	447	276
Impairment of goodwill	243	1	112
Operating expenses	19,971	16,715	13,391

Staff costs

2010

Staff costs increased 20% to £11,916m (2009: £9,948m). This was driven by a 13% increase in salaries and accrued performance costs and a £574m increase in share based payments. These increases are primarily due to increased charges relating to prior year awards, the continued build-out in Equities and Investment Banking at Barclays Capital and strategic growth initiatives at Barclays Wealth.

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. The total bank payroll tax paid was £437m, of which £225m was recognised in 2009 in respect of 2009 cash awards and certain prior year deferrals distributed during the taxable period. For 2010 a charge of £96m has been recognised in relation to prior year deferrals, with the remaining £116m recognised over the period 2011 to 2013.

The defined benefit post retirement charge increased by £246m reflecting the non-recurrence of the benefit of the £371m one-off credit arising on closure of the final salary scheme in 2009 offset by the credit of £250m resulting from amendments to the treatment of minimum defined benefits and £54m relating to the Group’s recognition of a surplus in Absa, as well as favourable investment returns over the period.

Staff costs	2010 £m	2009 £m	2008 £m
Salaries and accrued performance costs	8,809	7,795	5,562
Share based payments	860	286	225
Social security costs	719	606	444
Bank payroll tax	96	225	–
Post-retirement benefits
– defined contribution plans	297	224	221
– defined benefit plans	213	(33)	89
– other post-retirement benefits	18	16	1
Other	904	829	662
Staff costs	11,916	9,948	7,204

12

2009

Staff costs increased 38% to £9,948m (2008: £7,204m) driven by a 40% increase in salaries and accrued performance costs, primarily in Barclays Capital, reflecting the inclusion of the acquired Lehman Brothers North American businesses and associated net increase of 7,000 employees in September 2008.

For 2009, £190m of bank payroll tax costs were included within Other Staff Costs in respect of 2009 cash awards. A further provision of £35m was also included in Other Staff Costs in respect of certain prior year awards being distributed during the tax window.

Defined benefit plan pension costs decreased £122m to £33m credit (2008: cost of £89m) primarily due to the UK Retirement Fund whose charges decreased as a result of a one-off credit of £371m from the closure of the final salary scheme to existing members.

Staff numbers

2010

Total Group permanent and fixed term contract staff comprised 58,100 (2009: 55,700) in the UK and 89,400 (2009: 88,500) internationally.

Staff numbers have increased by 1,900 to 67,900 (2009: 66,000) for Global Retail Banking largely due to the acquisition of Standard Life Bank, the build-out of Barclays Shared Services in India, the insourcing of operations and the further international development of technology infrastructure.

Staff numbers (full time equivalent) As at 31st December	2010	2009	2008
UK Retail Banking	34,700	31,900	33,800
Barclaycard	9,900	10,100	10,300
Western Europe Retail Banking	9,400	9,600	9,300
Barclays Africa	13,900	14,400	16,500
Barclays Capital	24,800	23,200	23,100
Barclays Corporate	11,900	12,900	14,800
Barclays Wealth	7,700	7,400	7,900
Absa	33,700	33,200	35,700
Head Office Functions and Other Operations	1,500	1,500	1,400
Total Group permanent and fixed-term contract staff worldwide[a]	147,500	144,200	152,800

Note

a	Excludes 2,400 employees (2009: 2,500; 2008: Nil) of consolidated entities engaged in activities that are not closely related to our principal businesses.

Barclays Capital staff numbers increased 1,600 to 24,800 (2009: 23,200) as a result of investment in sales, origination, trading and research activities. Barclays Corporate staff numbers decreased 1,000 to 11,900 (2009: 12,900) primarily reflecting restructuring in New Markets.

2009

Total Group permanent and fixed-term contract staff comprised 55,700 (2008: 59,600) in the UK and 88,500 (2008: 93,200) internationally.

Global Retail Banking number of employees decreased by 3,900 to 66,000 (2008: 69,900), reflecting active cost management and restructuring in Spain and Africa, partially offset by increases in Portugal and Italy to support the expansion of the network in these countries. Absa number of employees decreased 2,500 to 33,200 (2008: 35,700), reflecting restructuring and a freeze on recruitment.

Barclays Capital number of employees increased 100 to 23,200 (2008: 23,100) as a net reduction in the first half of the year was offset by strategic growth in the business and the annual graduate intake. Barclays Corporate number of employees decreased 1,900 to 12,900 (2008: 14,800) reflecting tightly managed costs, partly offset by the expansion of risk and offshore support operations. Barclays Wealth number of employees decreased 500 to 7,400 (2008: 7,900) reflecting active cost management, including efficiency savings in non-client facing areas.

Financial review

Income statement commentary continued

Administration and general expenses

2010

Administration and general expenses increased £1,025m to £6,585m (2009: £5,560m). The increase is principally due to greater regulatory-related costs across the Group (including a settlement in resolution of the investigation into Barclays compliance with US economic sanctions), investment in technology and infrastructure, the acquisitions of Standard Life Bank within UK Retail Banking and the Portuguese and Italian credit card businesses of Citigroup within Western Europe Retail Banking and adverse impacts of foreign currency movements. Impairment charges on property, equipment and intangible assets of £125m (2009: £61m) were principally driven by restructuring in Barclays Corporate – New Markets and Barclays Capital.

In June 2010, the UK Government announced its intention to introduce a bank levy, which will apply to elements of the Group’s consolidated liabilities and equity held as at 31st December 2011. The draft legislation is expected to be enacted by the UK Parliament later this year. Based on the 31st December 2010 balance sheet position and the draft requirements, we estimate that the bank levy would result in an annual charge to the income statement of approximately £400m from 2011 onwards.

2009

Administration and general expenses grew £367m to £5,560m (2008: £5,193m) reflecting the impact of acquisitions made during 2008, the costs of servicing an expanded distribution network across Global Retail Banking, and expenses relating to the Financial Services Compensation Scheme. There were also decreases of £119m in gains from sale of property (included in other administration and general expenses) as the Group wound down its sale and leaseback programme.

Administration and general expenses	2010 £m	2009 £m	2008 £m
Property and equipment	1,813	1,641	1,356
Outsourcing and professional services	1,705	1,496	1,472
Operating lease rentals	637	639	520
Marketing, advertising and sponsorship	631	492	591
Subscriptions, publications and stationery	584	519	458
Travel and accommodation	358	273	275
Other administration and general expenses	732	439	491
Impairment of property, equipment and intangible assets	125	61	30
Administration and general expenses	6,585	5,560	5,193

Share of post-tax results of associates and joint ventures

2010

The share of post-tax results of associates and joint ventures increased £24m to £58m (2009: £34m), reflecting a £24m increase in results from joint ventures largely from Barclaycard and Absa. Results from associates remained constant at £19m (2009: £19m) since the prior year.

2009

The share of post-tax results of associates and joint ventures increased £20m to £34m (2008: £14m), reflecting a £23m increase in results from joint ventures largely from Barclaycard and Barclays Capital, and a £3m decrease in results from associates, mainly due to reduced contributions from private equity instruments.

Profit on disposals and gain on acquisitions

2010

The profit on disposal of £81m (2009: £188m) is largely attributable to the £77m profit arising from sale of Barclays Africa custody business to Standard Chartered Bank.

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank PLC realising a gain on acquisition of £100m. On 31st March 2010, the Group acquired 100% of the Italian credit card business of Citibank International PLC realising a gain on acquisition of £29m. On 26th July 2010 the Group acquired 86% of Tricorona recognising goodwill of £13m.

2009

The profit on disposal of £188m (2008: £327m) is largely attributable to the sale of 50% of Barclays Vida y Pensiones Compañía de Seguros (£157m), and the 7% sale of Barclays Africa Botswana business (£24m).

Share of post-tax results of associates and joint ventures	2010 £m	2009 £m	2008 £m
Profit from associates	19	19	22
Profit/(loss) from joint ventures	39	15	(8)
Share of post-tax results of associates and joint ventures	58	34	14

Profit on disposals and gain on acquisitions	2010 £m	2009 £m	2008 £m
Profit on disposal of subsidiaries, associates and joint ventures	81	188	327
Gain on acquisitions	129	26	2,406

Gains of £26m for the year relate to the acquisition of the Portuguese credit card business of Citibank International PLC in December 2009. A gain on acquisition of the North American businesses of Lehman Brothers of £2,262m was recorded in 2008. Details of current litigation relating to the acquisition are disclosed on page 227.

Tax

2010

The tax charge for continuing operations for 2010 was £1,516m (2009: £1,074m) representing an effective tax rate of 25% (2009: 23.4%). The effective tax rate differs from the UK tax rate of 28% (2009: 28%) because of non-taxable gains and income, different tax rates that are applied to the profits and losses outside of the UK, and deferred tax assets previously not recognised.

2009

The effective tax rate for 2009, based on profit before tax on continuing operations, was 23.4% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowable expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman Brothers North American businesses acquisition.

Profit for the year from discontinued operations

2010

There were no discontinued operations in 2010.

2009

The profit after tax from discontinued operations increased £6,173m to £6,777m, reflecting the gain on sale of Barclays Global Investors (BGI) of £6,331m (2008: £nil) and other profit before tax from BGI of £726m (2008: £941m). The results for 2009 included 11 months of operations compared to 12 months for 2008.

Financial review

Consolidated summary balance sheet

As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Assets
Cash, balances at central banks and items in the course of collection	99,014	83,076	31,714	7,637	9,753
Trading portfolio assets	168,867	151,344	185,637	193,691	177,867
Financial assets designated at fair value	41,485	42,568	121,199	147,480	114,597
Derivative financial instruments	420,319	416,815	984,802	248,088	138,353
Loans and advances to banks	37,799	41,135	47,707	40,120	30,926
Loans and advances to customers	427,942	420,224	461,815	345,398	282,300
Reverse repurchase agreements and other similar secured lending	205,772	143,431	130,354	183,075	174,090
Available for sale financial investments	65,110	56,483	64,976	43,072	51,703
Other assets	23,337	23,853	24,776	18,800	17,198
Total assets	1,489,645	1,378,929	2,052,980	1,227,361	996,787
Liabilities
Deposits and items in the course of collection due to banks	79,296	77,912	116,545	92,338	81,783
Customer accounts	345,788	322,429	335,505	294,987	256,754
Repurchase agreements and other similar secured borrowing	225,534	198,781	182,285	169,429	136,956
Trading portfolio liabilities	72,693	51,252	59,474	65,402	71,874
Financial liabilities designated at fair value	97,729	87,881	146,075	167,128	138,624
Derivative financial instruments	405,516	403,416	968,072	248,288	140,697
Debt securities in issue	156,623	135,902	149,567	120,228	111,137
Subordinated liabilities	28,499	25,816	29,842	18,150	13,786
Other liabilities	15,705	17,062	18,204	18,935	17,786
Total liabilities	1,427,383	1,320,451	2,005,569	1,194,885	969,397
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests	50,858	47,277	36,618	23,291	19,799
Non-controlling interests	11,404	11,201	10,793	9,185	7,591
Total shareholders’ equity	62,262	58,478	47,411	32,476	27,390
Total liabilities and shareholders’ equity	1,489,645	1,378,929	2,052,980	1,227,361	996,787

Risk weighted assets and capital ratios[a]
Risk weighted assets	398,031	382,653	433,302	353,878	297,833
Core Tier 1 ratio	10.8%	10.0%	5.6%	4.7%	n/a
Tier 1 ratio	13.5%	13.0%	8.6%	7.6%	7.7%
Risk asset ratio	16.9%	16.6%	13.6%	11.2%	11.7%

Selected financial statistics
Net asset value per ordinary share	417p	414p	437p	353p	303p
Number of ordinary shares of Barclays PLC (in millions)	12,182	11,412	8,372	6,601	6,535
Year-end United States Dollar exchange rate	1.55	1.62	1.46	2.00	1.96
Year-end Euro exchange rate	1.16	1.12	1.04	1.36	1.49
Year-end Rand exchange rate	10.26	11.97	13.74	13.64	13.71

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Note

a	Risk weighted assets and capital ratios for 2006 are calculated on a Basel I basis.
Risk weighted assets and capital ratios for 2010, 2009, 2008 and 2007 are calculated on a Basel II basis.

Financial review

Balance sheet commentary

Total assets

Total assets increased £111bn to £1,490bn.

Cash, balances at central banks and items in the course of collection have increased £15.9bn contributing to the increase in the Group liquidity pool. Trading portfolio assets increased £17.5bn and reverse repurchase and other similar secured lending increased £62.3bn reflecting business growth. Financial assets designated at fair value have decreased by £1.1bn primarily due to a decrease in debt securities.

Derivative financial assets increased £3.5bn reflecting increases in the mark to market positions in interest rate and foreign exchange derivatives due to movements in forward interest rate curves and volatility in the foreign exchange market. This was partially offset by decreases in credit, equity and commodities derivatives due to reduced volatility.

Loans and advances to banks and customers increased £4.4bn due to an increase in lending to retail customers, including the effect of the acquisition of Standard Life Bank, offset by a reduction in borrowings by wholesale customers and banks.

Available for sale financial investments increased £8.6bn primarily driven by purchase of government bonds increasing the Group’s liquid assets and the transfer from loans and advances to available for sale assets of the receivables arising as part of the acquisition of the North American business of Lehman Brothers. This was partially offset by a £0.8bn reduction in the fair value of the Group’s investment in BlackRock, Inc.

Total liabilities

Total liabilities increased £107bn to £1,427bn.

Deposits and items in the course of collection from banks and customer accounts increased £24.7bn reflecting the acquisition of Standard Life Bank and customer deposit growth across the Group. Financial liabilities designated at fair value increased £9.8bn primarily due to increased debt securities and debt issuances strengthening the Group’s liquidity position. Debt securities in issue increased £20.7bn primarily due to increases in bonds, medium term notes, certificates of deposit and commercial paper. This growth was primarily to fund the increased liquidity pool and business growth.

Trading portfolio liabilities increased £21.4bn and repurchase agreements and other similar secured borrowing increased £26.8bn reflecting business growth. Derivative financial liabilities increased £2.1bn broadly in line with the increase in gross derivative assets.

Subordinated liabilities increased £2.7bn primarily reflecting issuances and acquisitions partially offset by redemptions. Other liabilities decreased £1.4bn reflecting reduced retirement benefit liabilities, current tax liabilities and other creditors.

Financial review

Balance sheet commentary continued

Shareholders’ equity

Total shareholders’ equity increased £3.8bn to £62.3bn (2009: £58.5bn), with share capital and share premium increasing £1.5bn to £12.3bn as a result of the issue of new ordinary shares. Retained earnings increased £2.9bn to £36.8bn (2009: £33.8bn). Profit attributable to the equity holders of the Parent of £3.6bn were partially offset by dividends paid to shareholders of £0.5bn.

Significant movements in other reserves comprise: available for sale reserve movement of £1.2bn, primarily due to the decrease in the fair value of the Group’s investment in BlackRock Inc. of £0.8bn and a decrease of £0.3bn of hedged foreign exchange movements related to this investment that have been transferred to the income statement. Currency translation reserve movement of £0.7bn is largely due to the appreciation in the Rand and US Dollar, offset by the depreciation in the Euro.

Non-controlling interests increased £0.2bn to £11.4bn (2009: £11.2bn). The increase primarily reflects profit for the year attributable to non-controlling interests of £1.0bn and currency translation differences of £0.4bn, offset by distributions of £0.8bn and the redemption of £0.5bn reserve capital instruments.

Adjusted gross leverage

Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. However, this measure is not a substitute for IFRS measures and readers should consider IFRS measures as well, such as the ratio of total assets to total shareholders equity as disclosed on page 104.

The adjusted gross leverage was 20x as at 31st December 2010 (2009: 20x) principally as a result of a £3.9bn increase in Tier 1 Capital to £53.5bn offset by the impact of a £84.6bn increase in adjusted total tangible assets. At month ends during 2010 the ratio moved in a range from 20x to 24x, with fluctuations arising as a result of normal trading activities, primarily due to increases in reverse repurchase trading and changes in holdings of trading portfolio assets.

The ratio of total assets to total shareholders equity was 24x as at 31st December 2010 (2009: 24x). The ratio moved within a month end range of 24x to 29x, driven by trading activity fluctuations noted above, as well as changes in gross interest rate derivatives and settlement balances.

The Basel Committee of Banking Supervisors (BCBS) issued final guidelines for ‘Basel III: a global regulatory framework for more resilient banks and banking systems’ in December 2010. The guidelines include a proposed leverage metric, to be implemented by national supervisors in parallel run from 1st January 2013 (migrating to a Pillar 1 measure by 2018). The metric is the ratio of exposure to Tier 1 capital calculated on a Basel III basis, with exposure representing total assets and certain off balance sheet items, the potential future exposure on derivative contracts, less netting permitted under applicable UK regulatory rules and those assets deducted from Tier 1 capital. The final implementation of Basel III may result in the future calculation of this ratio being on a different basis. Based on our interpretation of the current BCBS proposals the Group’s Basel III leverage ratio as at 31st December 2010 would be within the proposed limit of 33x.

Further details on leverage and the reasons for monthly fluctuations are provided on page 104.

Capital management

At 31st December 2010, on a Basel II basis, the Group’s Core Tier 1 ratio was 10.8% (2009: 10.0%) and the Tier 1 ratio was 13.5% (2009: 13.0%), representing a strengthening of our capital ratios ahead of the effects of expected regulatory capital changes.

Risk weighted assets increased 4% from £383bn to £398bn in 2010. Year on year there was a £22bn reduction in underlying risk weighted assets (predominantly in Barclays Capital) as a result of capital management efficiencies and reduced levels of risk and inventory. This was offset by both methodology and model changes, which increased risk weighted assets by approximately £28bn. Foreign exchange and other movements accounted for a further increase of £9bn.

Retained profit contributed approximately 70bps increase to Core Tier 1 ratio from 10.0% to 10.8%. Other movements in Core Tier 1 included the exercise of warrants in February and October 2010, which generated shareholders’ equity of £1.5bn, contributing approximately 40bps to the Core Tier 1 ratio. The movement in the fair value of the Group’s holding in BlackRock, Inc. resulted in an adverse impact of approximately 20bps on the Core Tier 1 ratio over the year.

The Basel Committee of Banking Supervisors issued final Basel III guidelines in December 2010 and January 2011. The new standards include changes to risk weights applied to our assets and to the definition of capital resources and are applicable from 1st January 2013 with some transitional rules to 2018. The Basel III guidelines have yet to be implemented into European and UK law and therefore remain subject to refinement and change. Recognising the new rules are not complete, based on our current assessment of the guidelines, we expect that we will continue to have a strong capital position post implementation.

Liquidity and Funding

The liquidity pool held by the Group increased £27bn to £154bn at 31st December 2010 (2009: £127bn), of which £140bn was in FSA-eligible pool assets.

The Basel III guidelines propose two new liquidity metrics: the Liquidity Coverage Ratio, which measures short-term liquidity stress and is broadly consistent with the FSA framework, and the Net Stable Funding Ratio, which measures the stability of long-term structural funding. Applying the metrics to the Group balance sheet as at 31st December 2010, the Liquidity Coverage Ratio was estimated at 80% and the Net Stable Funding Ratio was estimated at 94%. For details of the definition of Net Stable Funding Ratio and Liquidity Coverage Ratio see the glossary on page 300.

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. As at 31st December 2009, the Group had £15bn of publicly issued term debt maturing during 2010. The corresponding figure for 2011 is £25bn. During 2010 the Group issued approximately £35bn of term funding, which refinanced the 2010 requirement, comprising both maturities and early repayments, as well as pre-financed some of the 2011 and 2012 maturities. Additional term funding raised in 2011 will support balance sheet growth, further extension of liability maturities and strengthening of our liquidity position.

In addition to monitoring and managing key metrics related to the financial strength of Barclays, we also subscribe to independent credit rating agency reviews by Standard & Poor’s, Moody’s Fitch and DBRS. These ratings assess the credit worthiness of Barclays and are based on reviews of a broad range of business and financial attributes including; risk management processes and procedures; capital strength, earnings, funding, liquidity, accounting, and governance.

As at 31.12.10	Barclays PLC	Barclays Bank PLC
Standard & Poor’s
Long Term	A+	AA-
Short Term	A- 1	A- 1+
Moody’s
Long Term	A1	Aa3
Short Term	P-1	P-1
BFSR	n/a	C(Stable)
Fitch
Long Term	AA-	AA-
Short Term	F1+	F1+
DBRS
Long Term		AA (High)
Short Term		R-1 (High)

For further information on liquidity and funding see “Risk Management—Liquidity Risk Management”.

Financial review

Analysis of results by business

Business performance

UK Retail Banking

UK Retail Banking (UKRB) profit before tax increased 39% to £989m (2009: £710m), including a £100m gain on the acquisition of Standard Life Bank, with good income growth and lower impairment charges more than offsetting an increase in operating expenses. Income increased 6% to £4,518m (2009: £4,276m). Impairment charges decreased 21% to £819m (2009: £1,031m), reflecting good risk management and improving economic conditions. As a result, net operating income grew 14% to £3,699m (2009: £3,245m). Operating expenses increased 11% to £2,809m (2009: £2,538m), reflecting higher pension costs, the impact of the acquisition of Standard Life Bank and increased regulatory-related costs. Excluding these items, operating expenses were in line with prior year.

Analysis of results by business	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m	Absa £m	Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Manage- ment £m	Head Office Functions and Other Operations £m
As at 31st December 2010
Total income net of insurance claims	4,518	4,024	1,164	801	2,899	13,600	2,974	1,560	78	(178)
Impairment charges and other credit provisions	(819)	(1,688)	(314)	(82)	(480)	(543)	(1,696)	(48)	–	(2)
Net operating income	3,699	2,336	850	719	2,419	13,057	1,278	1,512	78	(180)
Operating expenses	(2,809)	(1,570)	(1,033)	(608)	(1,810)	(8,295)	(1,907)	(1,349)	(11)	(579)
Share of post–tax results of associates and joint ventures	(1)	25	15	–	3	18	(2)	–	–	–
Profit on disposal of subsidiaries, associates and joint ventures	–	–	–	77	4	–	–	–	–	–
Gain on acquisitions	100	–	29	–	–	–	–	–	–	–
Profit /(loss) before tax from continuing operations	989	791	(139)	188	616	4,780	(631)	163	67	(759)
Total assets (£bn)	121.6	30.3	53.6	7.9	52.4	1,094.8	85.7	17.8	4.6	20.9
Risk Weighted Assets (£bn)	35.3	31.9	17.3	8.0	30.4	191.3	70.8	12.4	0.1	0.6

As at 31st December 2009
Total income net of insurance claims	4,276	4,041	1,318	739	2,553	11,625	3,181	1,322	40	28
Impairment charges and other credit provisions	(1,031)	(1,798)	(338)	(121)	(567)	(2,591)	(1,558)	(51)	–	(16)
Net operating income	3,245	2,243	980	618	1,986	9,034	1,623	1,271	40	12
Operating expenses	(2,538)	(1,527)	(887)	(538)	(1,451)	(6,592)	(1,466)	(1,129)	(17)	(570)
Share of post–tax results of associates and joint ventures	3	8	4	–	(4)	22	–	–	–	1
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	–	3	157	24	(3)	–	–	1	(1)	7
Gain on acquisitions	–	–	26	–	–	–	–	–	–	–
Profit/(loss) before tax from continuing operations	710	727	280	104	528	2,464	157	143	22	(550)
Total assets (£bn)	109.3	30.3	51.0	7.9	45.8	1,019.1	88.8	14.9	5.4	6.4
Risk Weighted Assets (£bn)	35.9	30.6	16.8	7.6	21.4	181.1	76.9	11.4	0.1	0.9

Barclaycard

Barclaycard profit before tax increased 9% to £791m (2009: £727m) largely as a result of lower impairment charges. Income was £4,024m (2009: £4,041 m) with the impact of regulation offset by business growth. Impairment charges reduced 6% to £1,688m (2009: £1,798m) as a result of focused risk management and improving economic conditions. Delinquency trends were lower in all major areas of the Barclaycard business. Operating expenses increased 3% to £1,570m (2009: £1,527m).

Western Europe Retail Banking

Western Europe Retail Banking incurred a loss before tax of £139m (2009: profit of £280m). The deterioration was driven by the challenging economic environment, continued investment in the franchise and £157m of profit on disposal recognised in 2009. Income fell 12% to £1,164m (2009: £1,318m) principally due to margin compression and the decline in the average value of the Euro against Sterling, partially offset by higher fees and commissions and the growth in credit cards. Impairment charges improved by 7% to £314m (2009: £338m). Operating expenses increased 16% to £1,033m (2009: £887m) mainly due to continued investment in developing the franchise in Portugal and Italy, notably the expansion of the credit card businesses in these countries.

Barclays Africa

Barclays Africa profit before tax increased 81% to £188m (2009: £104m). 2010 included a one-off gain of £77m from the sale of the custody business to Standard Chartered Bank which was partially offset by £40m of restructuring costs. 2009 included a one-off gain of £24m from the sale of shares in Barclays Bank of Botswana Limited. Income grew 8% to £801m (2009: £739m) as a result of improved net interest margins and income from treasury management. Impairment charges decreased 32% to £82m (2009: £121m) as a result of a better economic environment and improved collections. Operating expenses increased 13% to £608m (2009: £538m) reflecting £40m of restructuring costs, investment in infrastructure and an increase in staff-related costs.

Absa

Absa Group Limited reported profit before tax of R11,851m (2009: R9,842m), an increase of 20%. In Barclays segmental reporting, the results of the Absa credit card business are included in Barclaycard, the investment banking operations in Barclays Capital and wealth operations in Barclays Wealth. The other operations of Absa Group Limited are reported in the Absa segment. Absa profit before tax increased 17% to £616m (2009: £528m), driven by the appreciation in the average value of the Rand against Sterling. The impact of exchange rate movements also impacted income, which increased 14%, operating expenses, which increased 25%, and impairment charges, which decreased 15%. Impairment charges in Rand terms improved 26% reflecting an improvement in economic conditions.

Barclays Capital

Barclays Capital profit before tax increased to £4,780m (2009: £2,464m). Excluding own credit, profit before tax grew 2% to £4,389m (2009: £4,284m). Total income increased 17% to £13,600m (2009: £11,625m). This reflected a significant reduction in losses taken through income relating to credit market exposures which fell to £124m (2009: £4,417m) and a gain relating to own credit of £391m (2009: loss of £1,820m). Top-line incomea, which excludes these items, was £13,333m, down 25% on the very strong prior year performance. Fixed Income, Currency and Commodities (FICC) top-line incomea of £8,811m declined 35%, reflecting lower contributions from Rates and Commodities. Equities and Prime Services top-line incomea of £2,040m declined 6%, as growth in cash equities and equity financing was more than offset by subdued market activity in European equity derivatives. Investment Banking top-line incomea of £2,243m increased 3%.

Impairment charges, including impairment of £532m relating to the Protium loan which follows a reassessment of the expected realisation period, improved significantly to £543m (2009: £2,591m), resulting in a 45% increase in net operating income to £13,057m. Operating expenses increased 26% which largely reflected the continuing investment in our sales, origination, trading and research activities, increased charges relating to prior year deferrals and restructuring costs. The cost: net income ratio was 64% (2009: 73%) and compensation costs represented 42% of income (2009: 38%). Excluding the impact of own credit, the cost: net income ratio was 65% (2009: 61%) and compensation costs represented 43% of income (2009: 33%)b.

Barclays Corporate

Barclays Corporate recorded a loss before tax of £631m (2009: profit of £157m). An improvement in the results of the profitable UK & Ireland business was more than offset by increased losses in New Markets and Continental Europe, notably Spain. Total income decreased 7% to £2,974m (2009: £3,181), reflecting lower treasury management income and reduced risk appetite outside the UK. Impairment charges increased £138m to £1,696m, with significant improvements in UK & Ireland and New Markets more than offset by an increase of £630m in Spain to £898m due to depressed market conditions in the property and construction sector. Operating expenses increased to £1,907m, principally reflecting the write down of the £243m of goodwill relating to Barclays Bank Russia and associated restructuring costs of £25m, as well as previously announced restructuring costs of £94m in other geographies within New Markets (predominantly relating to Indonesia).

Barclays Wealth

Barclays Wealth profit before tax increased 14% to £163m (2009: £143m) as very strong growth in income was partially offset by costs of the strategic investment in growing the business. Income increased 18% to £1,560m principally from strong growth in the High Net Worth businesses and higher attributable net interest income from the revised internal funds pricing mechanism. Impairment charges reduced slightly to £48m (2009: £51m). Operating expenses increased 19% to £1,349m (2009: £1,129m), principally due to the start of Barclays Wealth’s strategic investment programme which accounted for £112m of additional costs, as well as the impact of growth in High Net Worth business revenues on staff and infrastructure costs.

Investment Management

Investment Management profit before tax of £67m (2009: £22m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc. Total assets decreased to £4.6bn (2009: £5.4bn) reflecting the fair value of the 37.567m shares held in BlackRock, Inc.

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased by £209m to £759m (2009: loss of £550m). The results for 2009 reflected a net gain on debt buy-backs of £1,164m, while 2010 benefited from a significant decrease in the costs of the central funding activity as money market dislocations eased and a reclassification of profit from the currency translation reserve to the income statement.

Note
a	Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. Credit market losses included within income at Barclays Capital for the year ended 31st December 2010 amounted to £124m (2009: £4,417m), and own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m). Total income at Barclays Capital for the year ended 31st December 2010 was £13,600m (2009: £11,625m). For a reconciliation of top-line income to total income for Barclays Capital, see the “Analysis of Total income” table on page 32. For more information on credit market losses see page 88 and for more information on own credit gains / losses see Note 4 to the financial statements.
b	Cost: net income ratio (excluding own credit) and compensation: income ratio (excluding own credit) are non-IFRS measures as they exclude own credit. Own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m). These measures have been presented as they provide a consistent basis for comparing the business’ performance between financial periods. For more information on own credit gains / losses see Note 4 to the financial statements.

Financial review

Analysis of results by business continued

UK Retail Banking

UK Retail Banking is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK Retail Banking also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

Performance

2010

UK Retail Banking profit before tax increased 39% to £989m (2009: £710m), driven by good income growth and lower impairment charges, more than offsetting an increase in operating expenses. The 2010 results also reflected a gain of £100m on the acquisition of Standard Life Bank.

Income increased 6% to £4,518m (2009: £4,276m) reflecting strong balance sheet growth.

Net interest income increased 11% to £3,165m (2009: £2,842m) reflecting business growth. The net interest margin for UK Retail Banking remained stable. Total average customer deposit balances increased 12% to £104.5bn (2009: £93.6bn), reflecting good growth in personal customer balances and the impact of Standard Life Bank. The liability margin increased reflecting the impact of the revised internal funds pricing mechanism. Total customer account balances increased to £108.4bn (2009: £96.8bn).

Total average customer asset balances increased 11% to £113.7bn (2009: £102.0bn), reflecting good growth in Home Finance mortgage balances and the acquisition of Standard Life Bank. The average asset margin decreased reflecting the impact of the revised internal funds pricing mechanism. Total loans and advances to customers increased to £115.6bn (2009: £103.0bn).

Average mortgage balances grew 16%, reflecting strongly positive net lending and the acquisition of Standard Life Bank. As at 31st December 2010 mortgage balances were £101.2bn (2009: £87.9bn), a share by value of 8% (2009: 7%). Gross new mortgage lending increased to £16.9bn (2009: £14.2bn), a share by value of 13% (2009: 10%). Mortgage redemptions increased to £11.0bn (2009: £8.5bn), resulting in net new mortgage lending of £5.9bn (2009: £5.7bn). The average loan to value ratio of the mortgage portfolio (including buy-to-let) on a current valuation basis was 43% (2009: 43%). The average loan to value ratio of new mortgage lending was 52% (2009: 48%).

Barclays Business had good income growth driven by an increase in net interest income with customer numbers increasing to 760,000 (2009: 742,000).

Net fee and commission income decreased 3% to £1,255m (2009: £1,299m) reflecting reduced income from Current Accounts and Barclays Financial Planning.

Total impairment charges represented 70bps (2009: 98bps) of total gross loans and advances to customers and banks. This translates to a reduction in impairment charges of 21% to £819m (2009: £1,031m), reflecting focused risk management and improved economic conditions. Impairment charges within Consumer Lending and Current Accounts decreased 29% to £418m (2009: £592m), and 27% to £134m (2009: £183m) respectively. Home Finance impairment charges remained low at £29m (2009: £26m). As a percentage of the portfolio, three-month arrears rates for the UK loans improved to 2.6% (2009: 3.8%).

Operating expenses increased 11% to £2,809m (2009: £2,538m), reflecting higher pension costs, increased regulatory-related costs and the impact of the acquisition of Standard Life Bank. Excluding these items operating expenses were in line with prior year.

Total assets increased 11% to £121.6bn (2009: £109.3bn) driven by growth in Home Finance. Risk weighted assets remained broadly flat at £35.3bn (2009: £35.9bn) with growth in Home Finance offset by a decline in Consumer Lending balances and improvements in operational risk weighted assets.

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	3,165	2,842	3,245
Net fee and commission income	1,255	1,299	1,384
Net trading (loss)	(2)	–	–
Net premiums from insurance contracts	130	198	205
Other income	1	5	21
Total income	4,549	4,344	4,855
Net claims and benefits incurred under insurance contracts	(31)	(68)	(35)
Total income net of insurance claims	4,518	4,276	4,820
Impairment charges and other credit provisions	(819)	(1,031)	(642)
Net operating income	3,699	3,245	4,178
Operating expenses excluding amortisation of intangible assets	(2,779)	(2,496)	(2,606)
Amortisation of intangible assets	(30)	(42)	(22)
Operating expenses	(2,809)	(2,538)	(2,628)
Share of post-tax results of associates and joint ventures	(1)	3	8
Gains on acquisition	100	–	–
Profit before tax	989	710	1,558

Balance sheet information
Loans and advances to customers at amortised cost [a]	£115.6bn	£103.0bn	£98.8bn
Customer accounts [a]	£108.4bn	£96.8bn	£93.8bn
Total assets	£121.6bn	£109.3bn	£105.9bn
Risk weighted assets	£35.3bn	£35.9bn	£34.3bn

Note

a In 2010 the acquisition of Standard Life Bank contributed £5.9bn loans and advances and £5.2bn customer accounts.

22

2009

In the challenging economic environment of 2009, UK Retail Banking profit before tax decreased 54% to £710m (2008: £1,558m), impacted by low interest rates resulting in margin compression on the deposit book and increased impairment charges which together more than offset well-controlled costs and an improved assets margin.

Income decreased 11% to £4,276m (2008: £4,820m) reflecting the impact of margin compression, which more than offset good income growth in Home Finance.

Net interest income decreased 12% to £2,842m (2008: £3,245m) driven by margin compression on liabilities, partially offset by increases in asset driven net interest income. Total average customer deposit balances increased 3% to £93.6bn (2008: £90.5bn), reflecting good growth in Personal Customer Current Account balances. The average liabilities margin declined reflecting reductions in UK base rates.

Average mortgage balances grew 10%, reflecting strongly positive net lending. Mortgage balances were £87.9bn at the end of the period (31st December 2008: £82.3bn), a share by value of 7% (2008: 7%). Gross advances reduced to £14.2bn (2008: £22.9bn) reflecting a continued conservative approach to lending, with redemptions of £8.5bn (2008: £10.4bn). Net new mortgage lending was £5.7bn (2008: £12.5bn). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 43% (2008: 40%). The average loan to value ratio of new mortgage lending was 48% (2008: 47%) and the assets margin increased reflecting increased returns from mortgages and consumer loans.

Net fee and commission income decreased 6% to £1,299m (2008: £1,384m) reflecting changing customer usage together with lower mortgage application and redemption fees. Overall sales productivity resulted in fee income growth in investments.

Total impairment charges represented 0.98% of total gross loans and advances to customers and banks. Impairment charges increased 61% to £1,031m (2008: £642m), reflecting lower expectations for recoveries in line with the economic environment in 2009. Impairment charges within Consumer Lending increased 56% to £592m (2008: £380m) with impairment charges increasing 75% to £183m (2008: £105m) in retail current accounts. Home finance impairment charges remained low at £26m (2008: £24m).

Operating expenses remained well-controlled and decreased 3% to £2,538m (2008: £2,628m). This reflected the receipt of a one-off credit of £189m resulting from the closure of the UK final salary pension scheme to existing members, offset by a year on year increase in pension costs of £105m and the non-recurrence of gains of £75m from the sale of property.

Total assets increased 3% to £109.3bn (31st December 2008: £105.9bn) driven by growth in mortgage balances. Risk weighted assets increased 5% to £35.9bn (31st December 2008: £34.3bn), a significant contributor being the growth in the mortgage book.

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	70	98	n/a
3 month arrears rates – UK loans	2.6%	3.8%	n/a
Cost: income ratio	62%	59%	55%
Cost: net income ratio	76%	78%	63%

Financial review

Analysis of results by business continued

Barclaycard

Barclaycard is an international payments business which manages about £200bn in annual payment value and offers a broad range of payment solutions to consumer and business customers in 22 countries throughout the world.

Performance

2010

Barclaycard profit before tax increased 9% to £791m (2009: £727m).

Barclaycard’s international businesses reported strong growth in profit before tax, particularly in Absa Card and the US. Absa Card increased 85% to £176m (2009: £95m) primarily through lower underlying impairment. The US business was profitable following adoption of the requirements of the Credit Card Accountability, Responsibility and Disclosure Act in the US (US Credit Card Act).

Income was £4,024m (2009: £4,041m) with the impact of the US Credit Card Act broadly offset by balanced growth across the business. Over 20% of income was generated from products other than consumer credit cards. Barclaycard’s UK businesses reported income at £2,453m (2009: £2,493m) reflecting the continued run-off of the FirstPlus secured lending portfolio and lower insurance-related income. International income increased 1% to £1,571m (2009: £1,548m) despite the impact of the US Credit Card Act.

Net interest income increased 3% to £2,814m (2009: £2,723m) reflecting growth in UK consumer card extended credit balances, up 4% to £8.8bn (2009: £8.5bn), and the appreciation of the average value of the Rand against Sterling, partially offset by lower net interest income due to the impact of the US Credit Card Act and the continued run-off of the FirstPlus portfolio. Both the asset margin and the net interest margin improved during the year.

Net fee and commission income decreased 11% to £1,136m (2009: £1,271m) primarily due to the impact of the US Credit Card Act.

Investment income of £39m included a gain of £38m from the sale of Visa shares and MasterCard shares (2009: £20m).

Impairment charges reduced 6% to £1,688m (2009: £1,798m) reflecting focused risk management and improving economic conditions. As a result, loan loss rates improved to 570bps (2009: 604bps). In addition, the 30-day delinquency rates for consumer card portfolios in the UK of 3.4% (2009: 4.2%), in the US of 4.6% (2009: 6.1%) and in Absa of 4.9% (2009: 6.7%) all reduced compared to 2009.

Operating expenses increased 3% to £1,570m (2009: £1,527m). Excluding increased pension costs and the appreciation of the average value of the Rand against Sterling, operating expenses decreased compared to the prior year.

Total assets were flat at £30.3bn (2009: £30.3bn) reflecting the appreciation of the US Dollar and the Rand against Sterling offset by the continued run-off of the First Plus portfolio.

Risk weighted assets increased 4% to £31.9bn (2009: £30.6bn), reflecting securitisation redemptions and the appreciation of the US Dollar and the Rand against Sterling.

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	2,814	2,723	1,786
Net fee and commission income	1,136	1,271	1,299
Net trading (loss)/income	(8)	(1)	2
Net investment income	39	23	80
Net premiums from insurance contracts	50	44	44
Other income	1	1	21
Total income	4,032	4,061	3,232
Net claims and benefits incurred under insurance contracts	(8)	(20)	(11)
Total income net of insurance claims	4,024	4,041	3,221
Impairment charges and other credit provisions	(1,688)	(1,798)	(1,097)
Net operating income	2,336	2,243	2,124
Operating expenses excluding amortisation of intangible assets	(1,481)	(1,445)	(1,386)
Amortisation of intangible assets	(89)	(82)	(61)
Operating expenses	(1,570)	(1,527)	(1,447)
Share of post-tax results of associates and joint ventures	25	8	(3)
Profit on disposal of subsidiaries, associates and joint ventures	–	3	–
Gain on acquisition	–	–	92
Profit before tax	791	727	766

Balance sheet information
Loans and advances to customers at amortised cost	£26.6bn	£26.5bn	£27.4bn
Total assets	£30.3bn	£30.3bn	£31.0bn
Risk weighted assets	£31.9bn	£30.6bn	£27.3bn

24

2009

Barclaycard profit before tax decreased 5% to £727m (2008: £766m). Strong income growth across the portfolio driven by increased lending, improved margins and foreign exchange gains, was offset by higher impairment charges, driven by the deterioration in the global economy in 2009.

International businesses’ profit before tax decreased 59% to £107m (2008: £261m) driven by the US business. Strong income growth driven by higher average extended credit balances was more than offset by impairment growth, especially in the US and South African businesses, and increased operating expenses. In the UK our businesses benefited from an improvement in margins and growth in average extended balances leading to income increasing 18% to £2,493m (2008: £2,114m). Income growth was partially offset by the growth in impairment as worsening economic conditions impacted delinquencies.

Income increased 25% to £4,041m (2008: £3,221m) reflecting strong growth across the portfolio, especially in the international businesses through higher extended credit balances, lower funding rates and the appreciation of the average values of the US Dollar and the Euro against Sterling.

Net interest income increased 52% to £2,723m (2008: £1,786m) driven by strong growth in international average extended credit card balances, up 52% to £7.9bn (2008: £5.2bn), and lower funding rates as margins improved.

Net fee and commission income decreased 2% to £1,271m (2008: £1,299m) through lower volumes in FirstPlus due to the decision taken to stop writing new business in 2008 and lower volumes in the UK card portfolios partially offset by growth in the international businesses.

Investment income of £23m (2008: £80m) included a £20m gain from the sale of MasterCard shares (2008: £16m). Investment income in 2008 included a £64m gain from the Visa IPO.

Other income in 2008 included an £18m gain on the sale of a portfolio in the US.

Impairment charges increased 64% to £1,798m (2008: £1,097m). The rate of growth in the second half of 2009 was lower than that in the first half. Impairment charges in the international businesses increased £444m, driven by higher delinquencies due to deteriorating economic conditions growth in average receivables and the appreciation of the average values of the US Dollar and the Euro against Sterling. UK portfolio charges were higher as a result of rising delinquencies due to the economic deterioration, especially in the loan portfolios, and the inclusion of Goldfish in UK Cards.

Operating expenses increased 6% to £1,527m (2008: £1,447m), due to the appreciation in the average value of the US Dollar and the Euro against Sterling and growth in the portfolios including the acquisitions made in the UK, US and South Africa in 2008.

The purchase of Goldfish resulted in a gain on acquisition of £92m in 2008.

Total assets decreased 2% to £30.3bn (31st December 2008: £31.0bn) reflecting the depreciation in the US Dollar and Euro against Sterling, the decision to stop writing new business in FirstPlus and tighter lending criteria. Risk weighted assets increased 12% to £30.6bn (31st December 2008: £27.3bn) due to higher volumes and the impact of moving toward an advanced risk measurement methodology offset by favourable foreign exchange and lower secured lending balances in FirstPlus.

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	570	604	n/a
1 month arrears rates – UK cards	3.4%	4.2%	n/a
1 month arrears rates – US cards	4.6%	6.1%	n/a
1 month arrears rates – Absa cards	4.9%	6.7%	n/a
Cost: income ratio	39%	38%	45%
Cost: net income ratio	67%	68%	68%

Financial review

Analysis of results by business continued

Western Europe Retail Banking

Western Europe Retail Banking provides retail banking and credit card services in Spain, Italy, Portugal and France. The business is building a differentiated proposition providing banking services to retail and mass affluent customers through a variety of distribution channels.

Performance

2010

Western Europe Retail Banking incurred a loss before tax of £139m (2009: profit of £280m). The deterioration in performance was largely driven by the challenging economic environment and continued investment in the franchise. In addition, the 2009 result benefited notably from a £157m gain on the sale of 50% of Barclays Iberian life insurance and pensions business.

Income fell 12% to £1,164m (2009: £1,318m), due to lower net interest income and the 3% decline in the average value of the Euro against Sterling, partially offset by higher net fee and commission income.

Net interest income fell 22% to £679m (2009: £868m), mainly reflecting a decline in treasury interest income and continued underlying liability margin compression due to the highly competitive market, partially offset by the benefit from growth in credit cards resulting in a reduction in the net interest margin.

Net fee and commission income increased 20% to £421m (2009: £352m). The growth reflects the investment in the network in previous years and the growth in the credit card business.

Net premiums from insurance contracts decreased 12% to £479m (2009: £544m) and net claims and benefits fell correspondingly 11% to £511m (2009: £572m).

Despite the challenging economic conditions, impairment charges improved 7% to £314m (2009: £338m) reflecting focused credit risk management. Delinquency trends improved with the overall 30-day delinquency rate falling to 1.8% (2009: 2.1%).

Operating expenses increased 16% to £1,033m (2009: £887m) due to investment in developing the franchise, in Portugal and Italy in particular, with a net increase of 101 distribution points in 2010, and costs associated with the expansion of the credit card businesses in these countries.

The £29m gain on acquisition was generated on the purchase of Citigroup’s Italian card business in March 2010. This resulted in the addition of approximately 200,000 customers and loans and advances to customers of £0.2bn. The £26m gain in 2009 arose on the acquisition of Citigroup’s Portuguese card business.

Loans and advances to customers increased 6% to £43.4bn (2009: £41.1bn) and customer accounts increased 7% to £18.9bn (2009: £17.6bn) due to continued growth in the businesses more than offsetting the negative impact of the value of the Euro against Sterling. Risk weighted assets increased 3% to £17.3bn (2009: £16.8bn) in line with the growth in loans and advances to customers.

Customer numbers increased 13% to 2.7 million (2009: 2.4 million) reflecting the growth in the underlying business and the benefit of the purchase of Citigroup’s Italian cards business.

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	679	868	642
Net fee and commission income	421	352	327
Net trading income	20	14	4
Net investment income	67	118	161
Net premiums from insurance contracts	479	544	352
Other income/(loss)	9	(6)	38
Total income	1,675	1,890	1,524
Net claims and benefits incurred under insurance contracts	(511)	(572)	(365)
Total income net of insurance claims	1,164	1,318	1,159
Impairment charges and other credit provisions	(314)	(338)	(172)
Net operating income	850	980	987
Operating expenses excluding amortisation of intangible assets	(1,001)	(865)	(794)
Amortisation of intangible assets	(32)	(22)	(13)
Operating expenses	(1,033)	(887)	(807)
Share of post-tax results of associates and joint ventures	15	4	–
Profit on disposal of subsidiaries, associates and joint ventures	–	157	–
Gains on acquisition	29	26	52
(Loss)/profit before tax	(139)	280	232

Balance sheet information
Loans and advances to customers at amortised cost	£43.4bn	£41.1bn	£42.1bn
Customer accounts	£18.9bn	£17.6bn	£13.2bn
Total assets	£53.6bn	£51.0bn	£52.0bn
Risk weighted assets	£17.3bn	£16.8bn	£19.3bn

26

2009

Western Europe Retail Banking profit before tax increased 21% to £280m (2008: £232m) despite a very challenging macroeconomic environment across all geographies, particularly Spain. The results included a gain of £157m on the sale of 50% of Barclays Vida y Pensiones Compañía de Seguros, Barclays Iberian life insurance and pensions business and a restructuring charge of £24m largely concentrated in Spain. All businesses traded profitably. Profit before tax was favourably impacted by the 13% appreciation in the average value of the Euro against Sterling.

Income increased across all countries, improving 14% to £1,318m (2008: £1,159m) driven by the appreciation of the Euro and the significant expansion in the distribution network in 2007 and 2008. The number of distribution points increased to 1,262 (31st December 2008: 1,140) reflecting further selected organic growth and development of the franchise.

Net interest income increased 35% to £868m (2008: £642m). The increase was principally driven by strong growth in customer deposits of 33% to £17.6bn (2008: £13.2bn), an improvement in the customer assets margin and an increase in treasury interest income. This was partially offset by competitive pressures on liability margin compression.

Net fee and commission income increased 8% to £352m (2008: £327m), generated from asset management and insurance product lines.

Net Investment income fell 27% to £118m (2008: £161m), mainly due to the non-recurrence of the gains from both the Visa IPO (2008: £65m) and the sale of shares in MasterCard (2008: £17m), partially offset by profit on the sale of Government backed bonds.

Net premiums from insurance contracts increased to £544m (2008: £352m) reflecting growth in the life assurance business. Net claims and benefits incurred increased correspondingly to £572m (2008: £365m).

Impairment charges increased to £338m (2008: £172m), principally due to higher impairment in Spain.

Operating expenses increased 10% to £887m (2008: £807m) due to the continued expansion of the Italian and Portuguese networks and restructuring charges of £24m. Underlying costs were tightly controlled.

In September 2009, Barclays established a long-term life insurance joint venture in Spain, Portugal and Italy with CNP Assurances SA (CNP). As part of this transaction Barclays sold a 50% stake in Barclays Vida y Pensiones Compañía de Seguros to CNP. The transaction gave rise to a gain of £157 m. Barclays share of the results of the joint venture with CNP are reported within share of post-tax results of associates and joint ventures.

Barclays acquired the Citigroup cards business in Portugal in December 2009. This resulted in the acquisition of approximately 400,000 customers and loans and advances to customers of £550m. The transaction generated a gain on acquisition of £26m.

Total assets remained stable at £51.0bn (2008: £52.0bn), as underlying asset growth was offset by depreciation in the period end value of the Euro against Sterling. Risk weighted assets decreased 13% to £16.8bn (2008: £19.3bn) driven by active management and the migration of certain retail portfolios onto the advanced credit risk approach.

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	71	80	n/a
Cost: income ratio	89%	67%	70%
Cost: net income ratio	122%	91%	82%

Financial review

Analysis of results by business continued

Barclays Africa

Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean. It provides tailored banking (including mobile banking and Sharia- compliant products) to over 2.7m customers.

Performance

2010

Barclays Africa profit before tax increased 81% to £188m (2009: £104m). 2010 included a gain of £77m from the sale of the custody business to Standard Chartered Bank which was partially offset by £40m of restructuring costs. Prior year results included a gain of £24m from the sale of shares in Barclays Bank of Botswana Limited. Excluding these 2010 and 2009 gains, profit before tax increased 89% to £151m (2009: £80m).

Income increased 8% to £801m (2009: £739m) as a result of improvement across major income categories.

Net interest income increased 7% to £533m (2009: £498m) with an increase in the net interest margin. The asset margin improved primarily driven by a reduction in funding costs and changes in business mix. The liability margin decreased due to margin compression.

Net fee and commission income increased 10% to £195m (2009: £178m) primarily driven by growth in retail fee income.

Net trading income increased 24% to £67m (2009: £54m) driven by treasury securities sales in Ghana, Kenya and Zambia.

Impairment charges decreased 32% to £82m (2009: £121m) with impairment charges on the retail portfolio decreasing 39% to £54m (2009: £88m) as a result of a better economic environment and improved collections. The retail portfolio 30-day delinquency rate decreased to 2.2% (2009: 2.7%).

Operating expenses increased 13% to £608m (2009: £538m) reflecting £40m of restructuring costs to facilitate the consolidation of operations and infrastructure, and an increase in staff-related costs.

Customer deposits increased 9% to £7.0bn (2009: £6.4bn). Total assets remained flat at £7.9bn (2009: £7.9bn) and risk weighted assets increased 5% to £8.0bn (2009: £7.6bn) reflecting changes in the business mix.

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	533	498	405
Net fee and commission income	195	178	162
Net trading income	67	54	70
Net investment (loss)/income	(1)	7	87
Other income	7	2	2
Total income	801	739	726
Impairment charges and other credit provisions	(82)	(121)	(71)
Net operating income	719	618	655
Operating expenses excluding amortisation of intangible assets	(600)	(533)	(472)
Amortisation of intangible assets	(8)	(5)	(3)
Operating expenses	(608)	(538)	(475)
Profit on disposal of subsidiaries, associates and joint ventures	77	24	–
Profit before tax	188	104	180

Balance sheet information
Loans and advances to customers at amortised cost	£3.6bn	£3.9bn	£5.0bn
Customer accounts	£7.0bn	£6.4bn	£7.3bn
Total assets	£7.9bn	£7.9bn	£8.5bn
Risk weighted assets	£8.0bn	£7.6bn	£8.7bn

28

2009

Profit before tax for Barclays Africa decreased 42% to £104m (2008: £180m) primarily due to the allocation of gains from the Visa IPO and sale of shares in MasterCard during 2008.

Income increased 2% to £739m (2008: £726m). After adjusting for one-off gain of £65m from the Visa IPO and sale of shares in MasterCard during 2008, underlying income increased 12% due to strong business growth in Egypt, Botswana and Zambia.

Net interest income increased 23% to £498m (2008: £405m) driven by the increase in interest margins. The assets margin increased mainly due to lower funding costs. The liabilities margin increased mainly driven by customer pricing.

Net fee and commission income increased 10% to £178m (2008: £162m) primarily driven by growth in retail fee income.

Net Investment income decreased £80m to £7m (2008: £87m). 2008 included a gain of £65m from the sale of shares in MasterCard and Visa.

Impairment charges increased to £121m (2008: £71m) reflecting the impact of the economic recession across the business with continued pressure on default rates.

Operating expenses increased 13% to £538m (2008: £475m) reflecting continued investment in infrastructure across markets.

Profit on disposal of subsidiaries, associates and joint ventures of £24m represented the sale of a 7% stake in the Barclays Africa Botswana business. The residual holding of Barclays in Barclays Bank of Botswana Limited following the sale is 68%.

Total assets decreased 7% to £7.9bn (2008: £8.5bn), and risk weighted assets decreased 13% to £7.6bn (2008: £8.7bn) due to the business pro-actively managing down portfolio exposures driven by a realignment of lending strategy in light of the economic downturn and the impact of exchange rate movements.

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	186	252	n/a
Cost: income ratio	76%	73%	65%
Cost: net income ratio	85%	87%	73%

Financial review

Analysis of results by business continued

Absa

Absa provides a full range of retail banking services and insurance products through a variety of distribution channels. It also offers customised business solutions for commercial and large corporate customers. It is part of one of South Africa’s largest financial services organisations.

Performance

2010

Absa profit before tax increased 17% to £616m (2009: £528m) mainly as a result of the 16% appreciation in the average value of the Rand against Sterling. In Rand terms, income declined 1% with 10% cost growth, offset by 26% lower impairments.

Income increased 14% to £2,899m (2009: £2,553m) primarily reflecting the impact of exchange rate movements.

Net interest income improved 15% to £1,500m (2009: £1,300m) reflecting the appreciation in the average value of the Rand against Sterling. Average customer assets increased 15% to £37.4bn (2009: £32.5bn) driven by the appreciation of the Rand. In Rand terms, retail loans and commercial mortgages remained stable as personal loans increased while cheque, instalment finance and commercial property finance balances showed a decline as a result of a slower take up of new loans by customers. The asset margin increased as a result of the pricing of new loans and a change in the product mix as higher margin products grew faster than low margin products. Average customer liabilities increased 21% to £21.1bn (2009: £17.4bn), primarily driven by the appreciation of the Rand. In Rand terms, retail and commercial deposits increased by 4.1% and 7.4% respectively. The liability margin decreased as a result of significant competition for deposits. Absa’s hedging programme partly offset the impact of lower interest rates.

Net fee and commission income increased 19% to £1,123m (2009: £943m), mainly reflecting the impact of exchange rate movements and volume growth.

Net investment income decreased to £59m (2009: £128m) reflecting prior year gains of £17m from the sale of shares in MasterCard and an adverse impact of the mark to market adjustment on Visa of £12m (2009: gain of £19m). Net premiums from insurance contracts increased 36% to £399m (2009: £294m) reflecting good growth in new business in life and short-term insurance in addition to the impact of exchange rate movements. Other income decreased to £47m (2009: £64m) reflecting lower profits on the sale of repossessed properties and lower mark to market adjustments on investment property portfolios.

Impairment charges decreased by 15% to £480m (2009: £567m) mainly as a result of the 26% lower impairments in Rand terms, particularly in retail, due to an improving economy.

Operating expenses increased 25% to £1,810m (2009: £1,451m) due to exchange rate movements and continued investment in growth initiatives, partially offset by a one-off credit of £54m relating to the Group’s recognition of a pension fund surplus. The cost: income ratio deteriorated to 62% from 57%.

Total assets increased 14% to £52.4bn (2009: £45.8bn) mostly due to the impact of exchange rate movements. Risk weighted assets increased 42%

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	1,500	1,300	1,104
Net fee and commission income	1,123	943	762
Net trading (loss)/income	(14)	(5)	6
Net investment income	59	128	105
Net premiums from insurance contracts	399	294	234
Other income	47	64	102
Total income	3,114	2,724	2,313
Net claims and benefits incurred under insurance contracts	(215)	(171)	(126)
Total income net of insurance claims	2,899	2,553	2,187
Impairment charges and other credit provisions	(480)	(567)	(347)
Net operating income	2,419	1,986	1,840
Operating expenses excluding amortisation of intangible assets	(1,753)	(1,400)	(1,233)
Amortisation of intangible assets	(57)	(51)	(50)
Operating expenses	(1,810)	(1,451)	(1,283)
Share of post-tax results of associates and joint ventures	3	(4)	5
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	4	(3)	1
Profit before tax	616	528	563

Balance Sheet Information
Loans and advances to customers at amortised cost	£41.8bn	£36.4bn	£32.7bn
Customer accounts	£24.3bn	£19.7bn	£17.0bn
Total assets	£52.4bn	£45.8bn	£40.3bn
Risk weighted assets	£30.4bn	£21.4bn	£18.8bn

to £30.4bn (2009: £21.4bn), due to the impact of exchange rate movements, enhancements to the retail model and wholesale credit remediation plan.

2009

Profit before tax decreased 6% to £528m (2008: £563m) owing to challenging market conditions. Modest Rand income growth and tight cost control were offset by increased impairment.

Income increased 17% to £2,553m (2008: £2,187m) predominantly reflecting the impact of exchange rate movements.

Net interest income improved 18% to £1,300m (2008: £1,104m) reflecting the appreciation in the average value of the Rand against Sterling and modest balance sheet growth. Average customer assets increased 17% to £32.5bn (2008: £27.7bn) driven by appreciation of the Rand against

Sterling and modest growth in loans and advances. Retail and commercial mortgages remained relatively flat in 2009 while instalment finance showed a slight decline with the run-off outweighing new sales. The assets margin decreased as a result of the higher cost of wholesale funding and significant reductions in interest recognised on delinquent accounts. Average customer deposits increased 29% to £17.4bn (2008: £13.5bn), primarily driven by the appreciation of the Rand and the increase in the number of customers. Retail and commercial deposits increased 3.9% and 4.6% respectively. The liabilities margin was down reflecting stronger growth in lower margin retail deposits, pricing pressure from competitors and the impact of margin compression due to the decrease in interest rates.

Net fee and commission increased 24% to £943m (2008: £762m), reflecting pricing increases, volume growth and the impact of exchange rate movements.

Net investment income increased to £128m (2008: £105m) reflecting the impact of exchange rate movements and gains of £17m from the sale of shares in MasterCard, slightly offset by lower gains on economic hedges. Net premiums from insurance contracts increased 26% to £294m (2008: £234m) reflecting volume growth in short-term insurance contracts and the impact of exchange rate movements. Other income decreased to £64m (2008: £102m) reflecting the non-recurrence of the gain of £46m recorded on the Visa IPO in 2008.

Impairment charges increased to £567m (2008: £347m) due to high delinquency levels in the retail portfolios as a result of continued consumer indebtedness, despite the decline in interest and inflation rates during the first half of the year.

Operating expenses increased 13% to £1,451m (2008: £1,283m) reflecting the impact of exchange rate movements. Costs were tightly controlled in Rand.

Total assets increased 14% to £45.8bn (2008: £40.3bn) and risk weighted assets increased 14% to £21.4bn (2008: £18.8bn), reflecting the impact of exchange rate movements.

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	112	152	n/a
Cost: income ratio	62%	57%	59%
Cost: net income ratio	75%	73%	70%

Financial review

Analysis of results by business continued

Barclays Capital

Barclays Capital is the investment banking division of Barclays. It provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs. Barclays Capital has a global presence providing advisory services and distribution power to meet the needs of issuers and investors worldwide.

Performance

2010

Barclays Capital profit before tax increased to £4,780m (2009: £2,464m). Excluding an own credit gain of £391m (2009: Loss of £1,820m), profit before tax, profit before tax increased 2% to £4,389m (2009: £4,284m). Top-line incomea of £13,333m (2009: £17,862m) was down 25% on the very strong prior year performance, reflecting a more challenging market environment. Net operating income for 2010, excluding own credit, increased 17% to £12,666m (2009: £10,854m). There was a significant reduction both in credit market losses taken through income to £124m (2009: £4,417m) and in impairment charges to £543m (2009: £2,591m).

Income increased 17% to £13,600m (2009: £11,625m). The impact on top-line incomea of difficult trading conditions from the second quarter onwards was more than offset by the significant reduction of credit market losses in income and the impact of the gain in own credit in 2010. Fixed Income, Currency and Commodities top-line incomea declined 35% to £8,811m (2009: £13,652m), reflecting lower contributions particularly from Rates and Commodities. Higher funding costs also led to a reduction in net interest income. Equities and Prime Services decreased 6% to £2,040m (2009: £2,165m) due to the subdued market activity in European equity derivatives, partially offset by improved client flow in cash equities and equity financing, as the benefits of the build-out of the cash equities business started to come through. Investment Banking, which comprises advisory businesses and equity and debt underwriting, increased 3% to £2,243m (2009: £2,188m) as a result of continued growth in banking activities. Fee and commission income increased 12% to £3,347m (2009: £3,001m) across Investment Banking and Equities with a higher contribution from Asia. Principal Investments generated income of £239m (2009: loss of £143m) which contributed to the increase in net investment income to £752m (2009: loss of £164m) in addition to an increase in income from the disposal of available for sale assets and a reduction in fair value losses on assets held at fair value.

Impairment charges of £543m (2009: £2,591m) included credit market impairment of £621m (2009: £1,669m) primarily relating to the difference between the carrying value of the Protium loan and the fair value of the underlying assets supporting the loan which follows a reassessment of the expected realisation period. Non-credit market related impairment was a release of £78m (2009: charge of £922m).

Operating expenses increased 26% to £8,295m (2009: £6,592m) which largely reflected investment in our sales, origination, trading and research activities, increased charges relating to prior year compensation deferrals and restructuring costs. Excluding the impact of own credit, the cost: net income ratio was 65% (2009: 61%) and compensation costs represented 43% of income (2009: 33%).

Total assets increased 7% to £1,095bn (2009: £1,019bn). The increase reflected the net depreciation in the value of Sterling relative to other currencies in which our assets are denominated, growth in reverse repurchase trading and an increase in the liquidity pool to £154bn (2009: £127bn). Risk weighted assets increased 6% to £191bn (2009: £181bn) due to changes in methodology and the impact of foreign exchange rate movements, offset by reductions resulting from capital

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	1,121	1,598	1,724
Net fee and commission income	3,347	3,001	1,429
Net trading income	8,377	7,185	1,506
Net investment income/(loss)	752	(164)	559
Other income	3	5	13
Total income	13,600	11,625	5,231
Impairment charges and other credit provisions	(543)	(2,591)	(2,423)
Net operating income	13,057	9,034	2,808
Operating expenses excluding amortisation of intangible assets	(8,151)	(6,406)	(3,682)
Amortisation of intangible assets	(144)	(186)	(92)
Operating expenses	(8,295)	(6,592)	(3,774)
Share of post-tax results of associates and joint ventures	18	22	6
Gains on acquisitions	–	–	2,262
Profit before tax	4,780	2,464	1,302
Profit/(loss) before tax (excluding own credit)	4,389	4,284	(361)

Balance sheet information
Loans and advances to banks and customers at amortised cost	£149.7bn	£162.6bn	£206.8bn
Total assets	£1,094.8bn	£1,019.1bn	£1,629.1bn
Assets contributing to adjusted gross leverage[b]	£668.1bn	£618.2bn	£681.0bn
Risk weighted assets	£191.3bn	£181.1bn	£227.4bn
Liquidity pool	£154bn	£127bn	£43bn

Note

a	Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. For a reconciliation of top-line income to total income for Barclays Capital, see the “Analysis of Total income” table on the following page 32. For more information on credit market losses see page 88 and for more information on own credit gains / losses see Note 4 to the financial statements.
b	31st December 2010 uses a revised definition.

management efficiencies. Average DVaR decreased to £53m (2009: £77m), due to lower client activity. Spot DVaR at 31st December 2010 reduced to £48m (2009: £55m).

2009

Barclays Capital profit before tax increased 89% to £2,464m (2008: £1,302m). The substantial increase in income and profit reflected very strong performances in the UK and Europe, and a transformation in the scale and service offering in the US through the integration of the Lehman Brothers North American businesses acquired in September 2008. Profit before tax was struck after credit market write downs of £6,086m (2008: £8,053m), including £4,417m credit market losses (2008: £6,290m) and £1,669m of impairment (2008: £1,763m). The loss on own credit was £1,820m (2008: £1,663m gain).

Income of £11,625m was up 122% (2008: £5,231m), reflecting excellent growth across the client franchise. Top-line incomea increased 81% to £17,862m (2008: £9,858m). Top-line incomea in Fixed Income, Currency and Commodities increased 75% and drove the strong increase in trading income following the expansion of the business and the associated increase in client flows. Top-line incomea in Equities and Prime Services increased 202% driven by the acquisition of the Lehman Brothers North American businesses with particularly strong performances in cash equities and equity derivatives. Investment Banking more than doubled to £2,188m (2008: £1,053m) driven by origination and advisory activity. The cash equity business, along with Investment Banking, drove a significant rise in fee and commission income. Losses in Principal Investments of £143m (2008: income of £299m) contributed to the overall net investment loss of £164m (2008: income of £559m).

Impairment charges of £2,591m (2008: £2,423m) included credit market impairment of £1,669m (2008: £1,763m). Non-credit market related impairment of £922m (2008: £660m) principally related to charges in the portfolio management, global loans and principal investment businesses. Impairment charges declined significantly in the second half of 2009.

Operating expenses increased 75% to £6,592m (2008: £3,774m), reflecting the inclusion of the acquired Lehman business. Compensation costs represented 38% of income, a reduction of 6 percentage points compared to 2008.

Total assets reduced 37% to £1,019.1bn (2008: £1,629.1bn) primarily as a result of derivative balances. There were further reductions in the trading portfolio and lending as well as depreciation in the value of other currencies relative to Sterling. Risk weighted assets reduced 20% to £181.1bn (2008: £227.4bn) following the reductions in the balance sheet, reclassification of certain securitisation assets to capital deductions and depreciation on the value of other currencies against Sterling, partially offset by a deterioration in credit conditions which increased probabilities of default.

Analysis of Total Income	Year ended 31st December
	2010 £m	2009 £m	2008 £m
Fixed Income, Currency and Commodities	8,811	13,652	7,789
Equities and Prime Services	2,040	2,165	717
Investment Banking	2,243	2,188	1,053
Principal Investments	239	(143)	299
Top-line income	13,333	17,862	9,858
Credit market losses in income	(124)	(4,417)	(6,290)
Total income (excluding own credit)	13,209	13,445	3,568
Own credit	391	(1,820)	1,663
Total Income	13,600	11,625	5,231

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	42	115	n/a
Cost: income ratio	61%	57%	72%
Cost: net income ratio	64%	73%	134%
Cost: net income ratio (excluding own credit)[b]	65%	61%	n/a
Compensation: income ratio (excluding own credit)[b]	43%	33%	44%

Other Financial Measures
Average DVaR (95%)	£53m	£77m	£53m

Note

a	Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. For a reconciliation of top-line income to total income for Barclays Capital, see the “Analysis of Total income” table on this page. For more information on credit market losses see page 88 and for more information on own credit gains / losses see Note 4 to the financial statements.
b	Cost: net income ratio (excluding own credit) and compensation: income ratio (excluding own credit) are non-IFRS measures as they exclude own credit. Own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m). These measures have been presented as they provide a consistent basis for comparing the business’ performance between financial periods. For more information on own credit gains / losses see Note 4 to the financial statements.

Financial review

Analysis of results by business continued

Barclays Corporate

Barclays Corporate provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK & Ireland, Continental Europe and New Markets.

Performance

2010

Barclays Corporate recorded a loss before tax of £631m (2009: profit of £157m). An improvement in the result of the profitable UK & Ireland business was more than offset by increased losses in Continental Europe, notably Spain, and New Markets.

Profit before tax in the UK & Ireland increased 16% to £851m. Performance was primarily driven by significantly reduced impairment. Loss before tax in Continental Europe increased £728m to a loss of £870m mainly due to impairments on property and construction exposures in Spain. New Markets recorded a loss before tax of £612m (2009: £433m loss) reflecting the write down of the £243m goodwill relating to Barclays Bank Russia and restructuring costs totalling £119m, including £25m relating to restructuring of the Russian business. These were partially offset by a substantial reduction in impairment charges and tight control of operating expenses.

Total income decreased 7% to £2,974m mainly as a result of lower treasury management income and reduced risk appetite outside the UK. Excluding the 2009 gains on buy-backs of securitised debt of £85m and fair value adjustments in 2010, UK income remained resilient.

Net interest income fell 4% to £2,004m (2009: £2,083m) reflecting lower treasury management income and higher funding charges in Continental Europe and reduced average asset balances in New Markets. UK & Ireland net interest income increased 3% (£36m), with higher deposit income reflecting strong growth in balances, offset by reduced demand for lending and higher funding costs. This resulted in the net interest margin for Barclays Corporate decreasing.

Non-interest related income decreased 12% to £970m. Net fees and commissions fell 9% to £910m (2009: £1,002m) driven by lower debt fees and treasury income.

Net trading income increased to £80m (2009: £18m) mainly as a result of loan fair value adjustments in the UK. Net investment loss decreased to £32m (2009: £46m) reflecting reduced write downs in venture capital investments.

Other income decreased to £12m (2009: £39m) due to lower operating lease income.

Impairment charges increased to £1,696m (2009: £1,558m), primarily in Spain where a £630m increase to £898m was driven by depressed market conditions in the property and construction sector, including some significant single name cases. This was partly offset by an improvement of £302m in UK & Ireland reflecting lower default rates and fewer insolvencies; and an improvement in New Markets of £206m, including £130m in the retail book. Loan loss rates increased to 226bps (2009: 211bps).

Operating expenses grew 30% to £1,907m (2009: £1,466m), reflecting the write down of the £243m of goodwill relating to Barclays Bank Russia and associated restructuring costs of £25m, as well as previously announced restructuring costs of £94m in other geographies within New Markets (predominantly relating to Indonesia), higher pension costs in the UK, and increased investment spend as Barclays Corporate continues to invest in its infrastructure to deliver leading product and superior client service capabilities.

Total average lending fell 8% to £69.8bn (2009: £75.7bn). In the UK, this was due to reduced utilisation of overdraft facilities and reduced demand in asset based lending. There was strong growth in total average customer accounts which grew 21% to £60.9bn, mostly within the UK & Ireland, as a result of significant increases in current account balances and deposits benefiting from product innovation. As a result, the balance between loans and deposits, including banks, in the UK & Ireland moved by £8bn to surplus deposits of £2.4bn.

Risk weighted assets fell 8% to £70.8bn (2009: £76.9bn) reflecting lower levels of customer assets across the business and improvements in the credit quality of the UK portfolio.

	2010 £m	2009 £m	2008 £m
Income statement information
Net interest income	2,004	2,083	1,934
Net fee and commission income	910	1,002	904
Net trading income	80	18	11
Net investment income/(loss)	(32)	(46)	23
Gains on debt buy-backs and extinguishments	–	85	–
Other income	12	39	120
Total income	2,974	3,181	2,992
Impairment charges and other credit provisions	(1,696)	(1,558)	(593)
Net operating income	1,278	1,623	2,399
Operating expenses excluding amortisation of intangible assets and goodwill impairment	(1,616)	(1,430)	(1,310)
Amortisation of intangible assets	(48)	(36)	(19)
Goodwill impairment	(243)	–	–
Operating expenses	(1,907)	(1,466)	(1,329)
Share of post-tax results of associates and joint ventures	(2)	–	(2)
(Loss)/profit before tax	(631)	157	1,068

Balance sheet information
Loans and advances to customers at amortised cost	£65.7bn	£70.7bn	£79.8bn
Loans and advances to customers at fair value	£14.4bn	£13.1bn	£13.0bn
Customer accounts	£71.0bn	£66.3bn	£60.9bn
Total assets	£85.7bn	£88.8bn	£98.5bn
Risk weighted assets	£70.8bn	£76.9bn	£82.8bn

34

2009

Barclays Corporate recorded a profit before tax of £157m (2008: £1,068m). Profits in the UK & Ireland were partially offset by losses within Continental Europe and New Markets.

Profit before tax in the UK & Ireland decreased by 31% to £732m. Performance was primarily driven by significantly increased impairment charges. Profit before tax in Continental Europe decreased by £195m to a loss of £142m driven by impairment on property exposures in Spain partially offset by strong income growth across all countries. New Markets recorded a loss before tax of £433m (2008: £49m loss) reflecting significantly increased impairment charges and continued investment across the business.

Total income increased 6% to £3,181m reflecting strong performance from net fees and commissions offsetting lower net investment income in the UK. In Continental Europe and New Markets income increased significantly due to exceptionally strong growth in net interest income.

Net interest income increased 8% to £2,083m (2008: £1,934m) reflecting an improvement in asset margins. Deposit margin fell reflecting the fall in UK base rate and margin compression in Continental Europe. UK & Ireland net interest income was steady, with the benefit of increased average lending balances and higher deposit volumes offset by margin compression in the deposit book of £171m. Continental Europe net interest income increased 25% while New Markets increased by 26%.

Non-interest related income increased 4% to £1,098m. Net fees and commissions increased 11% to £1,002m (2008: £904m) driven by debt fees, trade guarantees and other fee income.

Net trading income increased to £18m (2008: £11m) and net investment income decreased to a loss of £46m (2008: profit of £23m) as a result of investment write downs and fewer opportunities for equity realisation within the current market environment.

Other income grew 3% to £124m (2008: £120m) reflecting increased income from the repurchase of securitised debt issued of £85m (2008: £24m), partially offset by lower rental income from operating leases of £21m (2008: £29m). 2008 income included a £39m gain from the restructuring of Barclays interest in a third-party finance operation.

Impairment charges increased to £1,558m (2008: £593m) reflecting worsening economic conditions across all areas. UK impairment significantly deteriorated reflecting the impact of the economic recession, continued pressure on corporate liquidity, rising default rates and lower asset values. Continental Europe impairment is primarily driven by an increased charge in Spain reflecting depressed market conditions in the property and construction sector. New Markets impairment was mainly driven by India and UAE reflecting challenging economic conditions.

Operating expenses grew 10% to £1,466m (2008: £1,329m), reflecting continued investment in New Markets and business expansion in Continental Europe. UK costs fell 4% driven by tightly managed discretionary costs and a £94m one-off credit for the closure of the UK final salary pensions scheme partially offset by an increase in pension costs of £65m and the non-recurrence of property credits.

Total average lending grew 6% to £75.7bn (2008: £71.5bn) reflecting our continuing commitment to lend to viable business in the UK, along with business expansion outside the UK. Total average customer deposits grew 9% to £50.5bn (2008: £46.5bn) benefiting from ongoing product initiatives.

Total assets fell 10% to £88.8bn (2008: £98.5bn) mostly driven by reduced overdraft borrowings and lower volumes in the Asset and Sales Finance business in the UK. Risk weighted assets fell by 7% to £76.9bn (2008: £82.8bn) reflecting reduced levels of balance sheet commitments in the UK foreign exchange rate impact and balance sheet reduction in Continental Europe and New Markets.

	2010	2009	2008
Performance measures
Loan loss rate (bps)	226	211	n/a
Cost: income ratio	64%	46%	44%
Cost: net income ratio	149%	90%	55%

Income Statement Information		2010				2009 [a]
Year Ended 31st December	UK & Ireland £m	Continental Europe £m	New Markets £m	Total £m	UK & Ireland £m	Continental Europe £m	New Markets £m	Total £m
Income	2,313	394	267	2,974	2,380	466	335	3,181
Impairment charges and other credit provisions	(468)	(1,063)	(165)	(1,696)	(770)	(417)	(371)	(1,558)
Operating expenses	(992)	(201)	(714)	(1,907)	(878)	(191)	(397)	(1,466)
Share of post-tax results of associates and joint ventures	(2)	–	–	(2)	–	–	–	–
Profit/(loss) before tax	851	(870)	(612)	(631)	732	(142)	(433)	157

Note
a	2009 figures have been revised to reflect the transfer from UK & Ireland to Continental Europe of the Italian business, IVECO (representing £59m loss before tax)

Financial review

Analysis of results by business continued

Barclays Wealth

Barclays Wealth is the wealth management division of Barclays. It focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage. It has offices in Europe, North America, Asia and Africa.

Performance

2010

Barclays Wealth profit before tax increased 14% to £163m (2009: £143m).

Income increased 18% to £1,560m (2009: £1,322m) principally from growth in the High Net Worth businesses and higher attributable net interest income from the revised internal funds pricing mechanism.

Net interest income increased 35% to £678m (2009: £503m), mostly due to changes in internal funds pricing which gives credit for the behaviourally long-term deposits held by Barclays Wealth. The net interest margin increased reflecting an increase in the liabilities margin offset by a reduction in the liabilities margin asset margin. Customer accounts grew 17% to £44.8bn (2009: £38.4bn) and loans and advances to customers grew 24% to £16.1bn (2009: £13.0bn).

Net fee and commission income increased 10% to £869m (2009: £792m) primarily driven by higher transactional activity with High Net Worth clients.

Impairment charges reduced to £48m (2009: £51m).

Operating expenses increased 19% to £1,349m (2009: £1,129m). This was principally due to the impact of the growth in High Net Worth business revenues on staff and infrastructure costs and the start of Barclays Wealth’s strategic investment programme. Expenditure in this programme was £33m in the first half of 2010 and £79m for the second half. This programme is focused on hiring client-facing staff to build productive capacity and investment in the facilities and technology required to develop our delivery to clients.

Total client assets, comprising customer deposits and client investments, were £163.9bn (2009: £151.2bn) with net new asset inflows of £6bn. Risk weighted assets increased 9% to £12.4bn (2009: £11.4bn) reflecting growth in loans and advances, impact of exchange rate movements and collateral management.

2009

Barclays Wealth profit before tax reduced 79% to £143m (2008: £671m). The reduction in profit was principally due to the sale of the closed life assurance business in 2008 (2008: profit before tax of £104m and profit on disposal of £326m). Results were also affected by the integration of Lehman Brothers North American businesses (Barclays Wealth Americas), which made a loss of £39m.

Total income increased 1% to £1,322m (2008: £1,312m).

	2010	2009	2008
	£m	£m	£m
Income statement information
Net interest income	678	503	485
Net fee and commission income	869	792	709
Net trading income/(loss)	11	7	(11)
Net investment income/(loss)	2	13	(333)
Net premiums from insurance contracts	–	–	136
Other income	–	7	26
Total income	1,560	1,322	1,012
Net claims and benefits incurred on insurance contracts	–	–	300
Total income net of insurance claims	1,560	1,322	1,312
Impairment charges and other credit provisions	(48)	(51)	(44)
Net operating income	1,512	1,271	1,268
Operating expenses excluding amortisation of intangible assets	(1,320)	(1,105)	(907)
Amortisation of intangible assets	(29)	(24)	(16)
Operating expenses	(1,349)	(1,129)	(923)
Profit on disposal of subsidiaries, associates and joint ventures	–	1	326
Profit before tax	163	143	671

Balance sheet information
Loans and advances to customers	£16.1bn	£13.0bn	£11.4bn
Customer accounts	£44.8bn	£38.4bn	£42.3bn
Total assets	£17.8bn	£14.9bn	£13.2bn
Risk weighted assets	£12.4bn	£11.4bn	£10.3bn

Net interest income increased 4% to £503m (2008: £485m) reflecting growth in customer lending. Average lending grew 26% to £12.3bn (2008: £9.7bn). Average 2009 deposits were in line with the prior year (2008: £37.2bn) with a stable liabilities margin.

Net fee and commission income increased by 12% to £792m (2008: £709m) driven by Barclays Wealth Americas.

The movements in net trading income, net investment income, net premiums from insurance contracts and net claims and benefits incurred under insurance contracts were due to the sale of the closed life assurance business in October 2008.

Impairment charges increased 16% to £51m (2008: £44m). This increase reflected the impact of the economic environment in 2009 on client liquidity and collateral values and the substantial increase in the loan book over the period from 2008 to 2009.

Operating expenses increased 22% to £1,129m (2008: £923m) principally reflecting the impact of the acquisition of Barclays Wealth Americas partially offset by the impact of the disposal of the closed life business in 2008.

Total client assets, comprising customer accounts and client investments were £151.2bn (31st December 2008: £145.0bn) with net new asset inflows of £3bn.

	2010	2009	2008
Performance Measures
Loan loss rate (bps)	29	38	n/a
Cost: income ratio	86%	85%	70%

Financial review

Analysis of results by business continued

Investment Management

Investment Management manages the Group’s 19.9% economic interest in BlackRock, Inc. and the residual elements relating to Barclays Global Investors, which was sold on 1st December 2009.

Performance

2010

Investment Management profit before tax of £67m (2009: £22m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc., which was acquired as part of the consideration for the sale of Barclays Global Investors on 1st December 2009.

Total assets as at 31st December 2010 of £4.6bn (2009: £5.4bn) reflected the fair value of the Group’s investment in 37.567 million BlackRock, Inc. shares.

The available for sale reserve impact of £1.1bn relating to this investment as at 31st December 2010 resulted in an adverse impact of approximately 20bps in the Core Tier 1 ratio over the year. The offsetting appreciation in the shares’ US Dollar value against Sterling of £0.3bn was hedged by foreign exchange instruments.

The holding was assessed for impairment by the Group as at 31st December 2010. This analysis identified that the reduction in fair value from the original acquisition value was not significant or prolonged in the light of an increase in share price through the second half of the year and ongoing price volatility and, as such, no impairment was recognised.

2009

Investment Management’s 2009 results reflect the continuing operations of BGI. These consist of residual obligations under the cash support arrangements and associated liquidity support charges. Profit before tax on continuing operations for 2009 increased by £368m to £22m (2008: £346m loss) primarily due to lower liquidity support charges.

Total assets as at 31st December 2009 of £5.4bn reflected the fair value of the Group’s investment in 37.567 million of BlackRock, Inc. shares.

	2010	2009	2008
	£m	£m	£m
Income statement information
Net interest (expense)/income	(6)	10	(38)
Net fee and commission income/(expense)	4	(2)	1
Net trading (loss)/income	(19)	20	(4)
Net investment income/(loss)	100	11	(29)
Other (loss)/income	(1)	1	(2)
Total income	78	40	(72)
Operating expenses	(11)	(17)	(274)
Loss on disposal of subsidiaries, associates and joint ventures	–	(1)	–
Profit before tax	67	22	(346)

Balance Sheet Information
Total assets	£4.6bn	£5.4bn	n/a
Risk weighted assets	£0.1bn	£0.1bn	n/a

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

Performance

2010

Head Office Functions and Other Operations loss before tax increased £209m to a loss of £759m (2009: loss of £550m). The results for 2009 reflected a net gain on debt buy-backs of £1,164m, while 2010 benefited notably from a significant decrease in the costs of the central funding activity and a reclassification of profit from the currency translation reserve.

Group segmental reporting is consistent with internal reporting to the Executive Committee and the Board, with inter-segment transactions being recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations.

Gilts held as part of the structural hedge portfolio were disposed of during the year realising net gains of approximately £500m, which were distributed out to the businesses through net interest income as part of the allocation of the share of the benefit of Group equity. In Head Office Functions and Other Operations these gains were recognised in net investment income.

Income decreased to a loss of £178m (2009: income of £28m). Net interest income improved to £35m (2009: £507m expense) with a significant decrease in the costs of the central funding activity as the money market dislocations eased. In addition, an increase of £336m from the reclassification consolidation adjustment on hedging derivatives from net trading loss was more than offset by the allocation to the businesses of the profit on disposal of gilts. Net fee and commission expense improved to £389m (2009: £418m) reflecting increases in fees for structured capital market activities to £239m (2009: £191m) partially offset by a reduction in fees paid to Barclays Capital for debt and equity raising and risk management advice to £73m (2009: £174m). Net trading loss increased to £434m (2009: £291m) due to the reclassification to net interest income partially offset by the repatriation of capital from overseas leading to a reclassification of £265m of profit from the currency translation reserve to the income statement. Net investment income increased to £491m (2009: loss of £34m) predominantly due to the gains on disposal of gilts.

Operating expenses increased to £579m (2009: £570m) principally due to payment of a £194m settlement to US regulators in resolution of the investigation into Barclays compliance with US economic sanctions (see page 228), partially offset by a reduction in the bank payroll tax charge to £96m (2009: £225m) and a reduction of £59m in Financial Services Compensation Scheme charges.

Total assets increased to £20.9bn (2009: £6.4bn), largely due to a £7.4bn net increase in gilts held for the equity structural hedge and £6.8bn of covered bonds and other notes.

2009

Head Office Functions and Other Operations loss before tax reduced to £550m (2008: loss of £858m).

Total income increased to £28m (2008: loss of £377m). Net interest income decreased to a loss of £507m (2008: income of £182m) primarily due to an increase in costs in central funding activity. Net fees and commission expense decreased to £418m (2008: £486m) reflecting adjustments to eliminate inter-segmental transactions, offset by increases in fees for structured capital market activities to £191m (2008: £141m) and in fees paid to Barclays Capital for debt and equity raising and risk management advice to £174m (2008: £151m). Other income increased £1,160m to £1,186m (2008: £26m), primarily reflecting gains on debt buy-backs and extinguishments.

Operating expenses increased to £570m (2008: £451m) reflecting a UK bank payroll tax charge of £190m (2008: £nil), partially offset by a reduction of £55m in the costs relating to an internal review of Barclays compliance with US economic sanctions to £33m (2008: £88m).

Total assets increased to £6.4bn (2008: £3.1bn).

	2010	2009	2008
	£m	£m	£m
Income statement information
Net interest income/(expense)	35	(507)	182
Net fee and commission expense	(389)	(418)	(486)
Net trading loss	(434)	(291)	(245)
Net investment income/(loss)	491	(34)	27
Net premiums from insurance contracts	79	92	119
Gains on debt buy-backs and extinguishments	–	1,164	–
Other income	39	22	26
Total (loss)/income	(179)	28	(377)
Net claims and benefits incurred under insurance contracts	1	–	–
Total (loss)/income net of insurance claims	(178)	28	(377)
Impairment charges and other credit provisions	(2)	(16)	(30)
Net (loss)/income	(180)	12	(407)
Operating expenses	(579)	(570)	(451)
Share of post-tax results of associates and joint ventures	–	1	–
Profit on disposal of associates and joint ventures	–	7	–
Loss before tax	(759)	(550)	(858)

Balance sheet information
Total assets	£20.9bn	£6.4bn	£3.1bn
Risk weighted assets	£0.6bn	£0.9bn	£0.4bn

Citizenship

“Our role is to help improve the lives of our customers. We must provide mortgages, allow businesses to invest and create jobs, protect savings, pay tax, be a good neighbour in the community while also generating positive economic returns for our investors”

Bob Diamond, Chief Executive

Our key areas of focus are contributing to growth and supporting our communities. Underpinning these is a foundation of sound business principles and practice that ensures integrity in the way we do business.

Our Group Executive Committee is responsible for our overall citizenship strategy, and supports the Chief Executive in its implementation. This Committee, along with the Board, uses a robust reporting framework to review progress.

Contributing to growth

We employ nearly 150,000 people around the world. In 2010, 2,000 new jobs were created and 1,200 graduates were hired in the UK, bringing the total employed in the UK to 65,000. Our global tax contributions amounted to £6.1bn, including £2.8bn paid on behalf of our employees. In addition, we paid more than £8.7bn to suppliers in 37 countries.

In 2010, Barclays provided £43bn of gross new lending in the UK including £7.5bn from the acquisition of Standard Life Bank and assisted more than 106,000 business start-ups, an increase of 12% over 2009. In South Africa, Absa’s Enterprise Development Centres helped almost 5,000 new businesses to start up in 2010.

In the last five years, Barclays employees have volunteered over one million hours in their local communities and raised more than £75m through our matched fundraising scheme

Barclays Climate Action Programme 2011-2015 is our direct response to issues concerning the environment and climate change. We are focusing on the areas where we have the greatest potential to make a difference, including:

–	Managing our carbon footprint – including a commitment to reduce absolute carbon emissions by 4% by 2013 and creating an African Carbon Fund to supply seed capital to carbon mitigation projects in Africa

–	Developing products and services to help enable the transition to a low-carbon economy – including financing and risk-management solutions to enable capital to flow to lower carbon opportunities

–	Managing climate change risks – including collaborating with other stakeholders to manage the risks of climate change to our operations, our clients and to society at large.

In 2010, four out of five Barclays UK business lending application were approved

We’re helping our customers, clients and other stakeholders invest in ways that contribute to growth tomorrow. We are providing financing solutions to private and public sector clients, facilitating investment in infrastructure, development and the low carbon economy.

Supporting our communities

In 2010, we committed over £55m to community programmes across 37 countries. Our programmes are driven by the passion and energy of 62,118 colleagues around the world, who volunteered their time or took part in fundraising and regular giving. These efforts benefitted 1.5 million people and supported more than 8,000 organisations.

Citizenship
Contributing to growth	Supporting our communities
– Direct contribution, employment and economic value added – Supporting growth today: customers and clients – Investing in tomorrow	– Supporting social infrastructure – Increasing access to financial services – Investing in the community – Building a diverse workforce – Managing our environmental footprint
The way we do business

–	£43bn gross new lending to UK households and businesses
–	106,000 business start-ups supported in the UK

Supporting UK SMEs

Barclays Business Support Team identifies and works with customers who are experiencing financial difficulty.

In 2010, 80% of the small and medium sized business customers with whom we agreed turnaround strategies were successfully restored to financial health.

The Business Support Team engages with a number of businesses at the earliest signs of difficulty, facilitating financial and operational advice and creating lending arrangements more suited to the long term needs of the business involved. The credit team undertakes proactive identification of financially stressed customers, with reactive engagement carried out by the Business Support Team working alongside the customer’s relationship manager. This maintains close links and consistency throughout the relationship.

–	£55.3m invested in our communities in 2010
–	62,000 colleagues engaged in our community programme

Investing in our communities

Barclays Spaces for Sports is a global programme that recognises the power of sport to deliver social change.

Since 2004, Barclays has committed £37m towards bringing sustainable sports sites and projects to disadvantaged communities. After launching 200 community sports sites in the UK, the programme was extended globally in 2008.

In 2010, we offered young people excluded from mainstream education across England the chance to join FairPlay, a rugby-based education programme in partnership with the children’s charity Wooden Spoon, the Rugby Football Union and the Education Enterprise Trust. The initiative provides training schemes for more than 2,400 young people in pupil referral units. The scheme also includes classroom sessions where young people are taught how to manage their finances through the Barclays Money Skills programme.

–	Involved in £7bn worth of total transactions in the clean energy and cleantech sector in 2010
–	5.37bn tonnes of carbon traded to date, with a notional value of £72bn

Financing a low carbon economy

Barclays assists renewable energy firms to access finance from the capital markets and offers advisory services across the sector.

The transition to a low carbon economy requires a range of solutions, including new clean forms of generating energy, clean technologies and infrastructure improvements. Barclays published the Carbon Capital report to provide analysis of this opportunity over the next ten years.

In Ireland, Barclays has supported the expansion of the onshore wind sector and played a strategic financing role in vital energy infrastructure projects. An example of this is our central role in financing EirGrid’s East West Interconnector project. This will allow Ireland to integrate more closely with Western European energy markets and release pressure on the domestic grid while still growing its low carbon generation base.

Citizenship continued

Our People

Global minimum standards

To maintain balance between overall control and effective local decision making we have established global governance frameworks and minimum standards to regulate how we manage and treat our employees around the world. The key areas covered are summarised below.

Performance management and compensation

The performance and development process provides employees with the opportunity to have regular discussions with their line managers about their performance and to receive coaching for their personal development. This is typically assessed twice a year and a performance rating agreed. We believe in pay for performance based on the performance of individuals and their businesses.

Diversity and inclusion

Barclays operates across the globe and engages with employees across a wealth of diverse and rich cultures. Our mission is to create a truly inclusive environment through ensuring that we treat people fairly and value diversity.

Health and safety

Our commitment is to ensure the health, safety and welfare of our employees and to provide and maintain safe working conditions. Good working climates will help our employees to better serve our customers and create value for all our stakeholders.

Training

Developing both existing and new employees is key to our future prosperity. We undertake this through formal classroom-based training and informal on-the-job training, education and coaching. Minimum mandatory training is provided to all employees on policies and regulatory responsibilities.

Total tax contribution

Barclays role as a corporate citizen remained a key priority in 2010 and an important aspect of this was the tax contribution made to governments in the countries in which we operate.

In 2010 we made global tax payments of £6,149m, made up of £3,138m of taxes borne by Barclays and £3,011m of taxes collected from others on behalf of governments, principally being employee income taxes which arise through Barclays economic activity. Barclays paid corporate income tax of £1,458m in 2010.

The total tax paid to the UK Exchequer in 2010 was £2,827m, made up of £1,381m of taxes borne by Barclays and £1,446m of taxes collected on behalf of governments which includes £1,347m of tax payments made on behalf of staff.

Note

a	Taxes collected on behalf of governments, including income tax and social security payments for employees (of which £1,347m relates to UK employees).

Risk management Barclays risk management strategy

Barclays has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, our risk management objectives are:

–    To identify the Group’s significant risks.

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

The Group’s approach is to provide direction on: understanding the principal risks to achieving Group strategy; establishing Risk Appetite; and establishing and communicating the risk management framework. The process is then broken down into five steps: identify, assess, control, report, and manage/challenge. Each of these steps is broken down further, to establish end to end activities within the risk management process and the infrastructure needed to support it (see panel below). The Group’s risk management strategy is broadly unchanged from 2009.

Assigning responsibilities

Responsibility for risk management resides at all levels within the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. Barclays distributes these responsibilities so that risk/return decisions are taken at the most appropriate level; as close as possible to the business, and subject to robust and effective review and challenge. The responsibilities for effective review and challenges reside with senior managers, risk oversight committees, Barclays Internal Audit, the independent Group Risk function, the Board Risk Committee and, ultimately, the Board.

The Board is responsible for approving Risk Appetite (see page 45), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set via the Group’s Principal Risks Policy.

The Board Risk Committee (BRC) monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. Barclays first established a separate Board Risk Committee in 1999 and all members are non-executive directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course and the Chief Risk Officer has a dotted reporting line to the Chair. The BRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Chief Risk Officer or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities (see pages 144 and 145).

Steps	Activity

Identify	–	Establish the process for identifying and understanding business-level risks.

Assess	–	Agree and implement measurement and reporting standards and methodologies.

Control	–	Establish key control processes and practices, including limit structures, impairment allowance criteria and reporting requirements.
	–	Monitor the operation of the controls and adherence to risk direction and limits.
	–	Provide early warning of control or appetite breaches.
	–	Ensure that risk management practices and conditions are appropriate for the business environment.

Report	–	Interpret and report on risk exposures, concentrations and risk-taking outcomes.
	–	Interpret and report on sensitivities and Key Risk Indicators.
	–	Communicate with external parties.

Manage and	–	Review and challenge all aspects of the Group’s risk profile.
Challenge	–	Assess new risk-return opportunities.
	–	Advise on optimising the Group’s risk profile.
	–	Review and challenge risk management practices.

The Board Audit Committee receives quarterly reports on control issues of significance and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chair of the Board Audit Committee also sits on the Board Risk Committee. See pages 141 to 143 for additional details on the membership and activities of the Board Audit Committee.

The Board Remuneration Committee receives advice from the Board Risk Committee on the management of remuneration risk, including advice on the setting of performance objectives in the context of incentive packages.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given on pages 120 to 122. The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: www.aboutbarclays.com.

The Chief Risk Officer is a member of the Executive Committee and has overall day to day accountability for risk management under delegated authority from the Finance Director. The Finance Director must consult the Chairman of the Board Risk Committee in respect of the Chief Risk Officer’s performance appraisal and compensation as well as all appointments to or departures from the role.

Risk management Barclays risk management strategy continued

The Chief Risk Officer manages the independent Group Risk function and chairs the Group Risk Oversight Committee, which monitors the Group’s risk profile relative to established risk appetite. Reporting to the Chief Risk Officer, and working in the Group Risk function, are risk-type heads for: retail credit risk, wholesale credit risk, market risk, operational risk, financial crime risk and capital demand. Along with their teams, the risk-type heads are responsible for establishing a Group wide framework for risk control framework and oversight. These risk-type teams liaise with each business as part of the monitoring and management processes.

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

For further details on the management of each of the principal risks see pages 50 to 57.

Note

a	Reporting lines effective from January 2011, previously reported to the Group Finance Director.

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

The Principal Risks Framework:

–	creates clear ownership and accountability;

–	ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks); and

–	ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each of the Principal Risks, which are set out on pages 50 to 57, is owned by a senior individual within Barclays, known as the Group Principal Risk Owner (GPRO). The GPRO is required to document, communicate and maintain a risk control framework which makes clear the mandated control requirements in managing exposures to that Principal Risk, for every business across the firm.

These control requirements are given further specification, according to the business unit or risk type, to provide a complete and appropriate system of internal control.

Business unit and Group centre function heads are responsible for obtaining ongoing assurance that the controls they have put in place to manage the risks to their business objectives are operating effectively. Six-monthly reviews support the regulatory requirement for the Group to make a statement about its system of internal controls (the ‘Turnbull’ statement), in the Annual Report and Accounts.

GPROs report their assessments of the risk exposure and control effectiveness to Group-level oversight committees. Their assessments form the basis of the reports that go to the Board Risk Committee.

Risk Appetite

Risk Appetite is defined as the level of risk that Barclays is prepared to sustain whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented. Barclays framework combines a top-down view of its capacity to take risk with a bottom-up view of the business risk profile associated with each business area’s medium term plans. The appetite is ultimately approved by the Board.

The Risk Appetite framework consists of two elements: ‘Financial Volatility’ and ‘Mandate & Scale’.

Taken as a whole, the Risk Appetite framework provides a basis for the allocation of risk capacity across Barclays Group.

Financial Volatility

Financial Volatility is defined as the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile.

The Board sets the Group’s financial volatility risk appetite in terms of broad financial objectives (ie ‘top down’) on through the cycle, 1 in 7 and 1 in 25 severity levels. The Group’s risk profile is assessed via a ‘bottom-up’ analysis of the Group’s business plans to establish the financial volatility. If the projections entail too high a level of risk (i.e breach the top-down financial objectives at the through the cycle, 1 in 7 or 1 in 25 level), management will challenge each area to rebalance the risk profile to bring the bottom-up risk appetite back within top-down appetite. Performance against Risk Appetite usage is measured and reported to the Executive Committee and the Board regularly throughout the year.

To measure the risk entailed by the business plans, management estimates the potential earnings volatility from different businesses under various scenarios, represented by severity levels:

–	expected loss: the average losses based on measurements over many years

–	1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years

–	1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years

Risk management Barclays risk management strategy continued

These potentially larger but increasingly less likely levels of loss are illustrated in the Risk Appetite concepts chart above. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. Specifically, Barclays believes that this framework enables it to:

–	Improve management confidence and debate regarding the Group’s risk profile

–	Re-balance the risk profile of the medium-term plan where breaches are indicated, thereby achieving a superior risk-return profile

–	Identify unused risk capacity, and thus highlight the need to identify further profitable opportunities

–	Improve executive management control and co-ordination of risk-taking across businesses

Mandate & Scale

The second element to the setting of risk appetite in Barclays is an extensive system of Mandate & Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned to the expectations of external stakeholders), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with external expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or of the Group. These limits are set by the independent Risk function, formally monitored each month and subject to Board-level oversight.

For example, in our commercial property finance portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the Mandate & Scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development and for senior and subordinated lending. Since the onset of the global economic downturn, these limits have been reduced significantly and the frequency of review has been increased. The Group’s exposure to Ireland has been restricted through the recent reduction in Mandate & Scale limits.

Barclays uses the Mandate & Scale framework to:

–	Limit concentration risk

–	Keep business activities within Group and individual business mandate

–	Ensure activities remain of an appropriate scale relative to the underlying risk and reward

–	Ensure risk-taking is supported by appropriate expertise and capabilities

As well as Group-level Mandate & Scale limits, further limits are set by risk managers within each business unit, covering particular portfolios.

Risk Appetite and Stress Testing

Stress testing occurs throughout the Bank and it helps to ensure that our medium term plan has sufficient flexibility to remain appropriate over a multi-year time horizon during times of stress.

Stress testing allows us to analyse a specific potential economic scenario or event using defined macro and market based parameters. The results of a stress test, whether at a Group or business level, will produce an output which could be compared to a point in the curve of our Financial Volatility based statistical outcomes, although stress tests are scenario based and as such are not calibrated to a specific confidence level.

Given that the stress testing, Risk Appetite, and medium term planning timelines are all aligned, the outputs of stresses are used by risk functions throughout the Group to inform Risk Appetite (particularly at a business level). The outputs of stresses also feed into the setting of Mandate & Scale limits. For example, via the use of primary and secondary stresses in Market Risk, we identify and limit the scale of risks that DVaR would not automatically capture.

Reverse stress testing also supports our Risk Appetite framework. Reverse stress testing starts with defining a worst case set of metrics and deduces a scenario that could theoretically cause that situation to occur. This will help to ensure that we understand the tail risks across our books and explain what would have to happen to generate a change in strategy. Group reverse stress testing also identifies risks that in one business alone would not have been sufficient to be a critical event, thereby complementing the Financial Volatility and Mandate & Scale processes.

For further information on stress testing see page 48.

Modelling of risk

Barclays makes extensive use of quantitative estimates of the risks it takes in the course of its business. Risk models are used in a wide range of decisions, from credit grading, pricing and approval to portfolio management, risk appetite setting, economic capital allocation and regulatory capital calculations. The types of risks that are covered by such models include credit, market and operational risks.

The Group has a wide range of models in use, covering estimations of Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default, (LGD) as well as many other types of risk besides credit risk. The models are developed and owned by each business unit. To minimise the risk of loss through model failure, the Group Model Risk Policy (GMRP) was developed. It is managed by the independent Group Risk function and is reviewed annually.

The GMRP helps reduce the potential for model failure by setting Group wide minimum standards for the model development and implementation process. The GMRP also sets the governance processes for models across the Group, which allows model performance and risk to be monitored, and seeks to identify and escalate any potential problems at an early stage.

To ensure that the governance process is effective, and that management time is focused on the more material models, each model is provided with a materiality rating. The GMRP defines the materiality ranges for all model types, based on an assessment of the impact to the Group in the event of a model error. The final level of model sign-off is based on materiality, with all of a business unit’s models initially being approved in business unit committees. The more material models are also approved at the Group Material Models Technical Committee, and the most material models require further approval by the Executive Models Committee, a subcommittee of Group Executive Committee. This process ensures that the most significant models are subject to the most rigorous review, and that senior management has a good understanding of the most material models in the Group. Although the final level of model sign-off will vary, depending on model materiality, the standards required by the GMRP do not change with the materiality level.

The GMRP also sets detailed standards that a model must meet during development and subsequent use. For new models, documentation must be sufficiently detailed to allow an expert to understand all aspects of model development such that they could reproduce the model. It must include a description of the data used for model development, the methodology used (and the rationale for choosing such a methodology), a description of any assumptions made, and details of the strengths and weaknesses of the model.

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

Risk management Barclays risk management strategy continued

These services enable peer banks to compare structured products and model input parameters on an anonymous basis. The conclusions and any exceptions to this exercise are communicated to senior levels of business management.

Externally developed models are subject to the same governance standards as internal models, and must be approved for use following the validation and independent review process. External models are also subject to the same standards for ongoing monitoring and annual validation requirements.

Stress testing

A fundamental duty of risk management is to ensure that organisations do not neglect to prepare for the worst event as they plan for success. Stress testing helps Barclays to understand how its portfolios would react if business conditions became significantly more challenging. We generate specific forward-looking scenarios and analyse how well our profitability would be maintained, whether our levels of capital would be adequate and what managers could do in advance to mitigate the risk.

Barclays uses stress testing techniques at Group, portfolio and product level and across a range of risk types. For example, portfolio management in the US cards business employs stressed assumptions of unemployment to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates.

In the Investment Banking division, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

At the Group level, stress tests capture a wide range of macroeconomic variables that are relevant to the current environment, such as:

–	GDP;

–	unemployment;

–	asset prices; and

–	interest rates.

Note

a	On 7th February 2011 CEBS was renamed the European Banking Authority

The Board Risk Committee agrees the range of scenarios to be tested and the independent Group Risk function co-ordinates the process, using bottom-up analysis performed by the businesses. The results of the stress tests are presented to the Executive Committee, the Board Risk Committee, the Board and the UK Financial Services Authority (FSA).

In 2010, the range of stress scenarios included the stress test set out by the FSA as part of its assessment of the Group’s resilience to stressed credit risk, market risk and economic conditions over a five-year period. This stress scenario analysis took into account a wide range of factors, including:

–	The Group’s revenue generation potential given stressed macroeconomic variables such as GDP and interest rates;

–	The effect of the scenario on the probability of default and possible losses given default within its loan book; and

–	Possible declines in the market value of assets held in the trading books caused by the stress.

Following this work and discussion with the FSA, the Group was able to confirm that its capital resources, after exposure to the stress, were expected to continue to meet the FSA’s capital requirements.

In addition, Barclays, along with 90 other banks, was included in the Committee of European Banking Supervisors’ (CEBS)a stress test performed in July 2010. The stress test was designed to assess the resilience of the EU banking sector and each of the selected banks’ ability to absorb possible shocks on credit and market risks, including sovereign risks. Under the scenario considered, results indicated that Barclays would be well-placed to withstand the stress.

In 2010, Barclays integrated ‘reverse’ stress testing into the Group wide stress testing process. Reverse stress testing aims to identify the conditions that would result in the business model no longer being viable, such as extreme macroeconomic downturn scenarios or specific idiosyncratic events. This is being used to help support the on-going risk management of the Group, for example reverse stress testing has been integrated into the Risk Appetite framework. This also supports the Group in meeting new regulatory requirements in regards to reverse stress testing.

Information on the Group’s stress testing specifically relating to liquidity risk is set out on page 107.

Risk management

Risk factors

Risk Factors

The following information describes the risk factors which the Group believes could cause its future results to differ materially from expectations. However, other factors could also adversely affect the Group’s results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

The Group’s approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risks framework and supporting processes. A description of the Principal Risks framework is provided on page 45 and definitions of the 13 Principal Risks are provided in the table below. The risk categories relevant to operational risk disclosed on pages 113 and 114 are : People, Legal, Regulatory, Operations, Financial Crime, Technology, Financial Reporting and Taxation. This summary also includes discussions of the impact of business conditions and the general economy and regulatory changes which can impact risk factors and so influence the Group’s results. The Principal Risks described below can potentially impact the Group’s reputation and brand.

Business conditions and the general economy

Barclays operates a universal banking business model and its services range from current accounts for personal customers to inflation-risk hedging for governments and institutions. The Group also has significant activities in a large number of countries. Consequently there are many ways in which changes in business conditions and the general economy can adversely impact profitability, whether at the level of the Group, the individual business units or specific countries of operation.

The Group’s stress testing framework helps it to understand the impact of changes in business conditions and the general economy, as well as the sensitivity of its business goals to such changes and the scope of management actions to mitigate their impact.

The general recovery in the global economy resulted in an improvement in credit conditions in our main markets during 2010. In the UK, the economy recovered slightly during 2010 reflecting the lower than expected growth in unemployment rates, the sustained low interest rate environment and moderate GDP growth. However a slowdown in growth was evident in the fourth quarter which is likely to lead to uncertainty in the near term. In addition, persistent unemployment and inflation, fiscal tightening, the possibility of weakening house prices, and possible rising oil prices may have an adverse impact on the strength of the recovery which could increase the risk that a higher proportion of the Group’s customers and counterparties may be unable to meet their obligations. Economic credit conditions have also continued to show signs of improvement in many other key geographies, although in Spain the housing sector remains depressed which led to significantly increased impairment in our Spain wholesale portfolios in 2010. Unemployment rates remain high in the US.

The business conditions facing the Group in 2011 are subject to significant uncertainties, most notably:

–	the extent and sustainability of economic recovery particularly in the UK, US, Spain and South Africa;

–	the dynamics of unemployment particularly in the UK, US, Spain and South Africa and the impact on delinquency and charge-off rates;

–	the speed and extent of possible rises in interest rates in the UK, US, South Africa and the Eurozone;

–	the possibility of any further falls in residential property prices in the UK, South Africa and Western Europe;

–	the impact of potentially deteriorating sovereign credit quality;

–	the potential for single name losses in different sectors and geographies where credit positions are sensitive to economic downturn;

–	the potential impact of increasing inflation on economic growth and corporate profitability;

–	possible deterioration in our remaining credit market exposures, including commercial real estate, leveraged finance and a loan to Protium Finance LP (Protium);

–	changes in the value of Sterling relative to other currencies, which could increase risk weighted assets and therefore raise the capital requirements of the Group;

–	continued turmoil in the Middle East and North Africa region could result in loss of business in the affected countries, increased oil prices, increased volatility and risk aversion to this region; and

–	the liquidity and volatility of capital markets and investors’ appetite for risk, which could lead to a decline in the income that the Group receives from fees and commissions.

Regulatory changes

As noted in the section on Supervision and Regulation (pages 115 to 119), 2010 has seen significant regulatory change. This has been, and remains, the subject of close management attention. Where regulatory change has strategic implications this will tend to affect more than one Principal Risk factor. Such issues are dealt with on a Group wide basis by cross-disciplinary teams working under an accountable executive reporting to senior management. Issues dealt with in this manner in 2010 included:

–	The Independent Commission on Banking (ICB): The ICB has been charged by the UK Government with reviewing the UK banking system. Its findings are expected by September 2011. Although the ICB has yet to make recommendations, and it is not possible to predict what the Government’s response to any recommendations that are made will be, there is a possibility that the ICB could recommend change to the structure of UK banks which may require Barclays to make major changes to its structure and business.

–	Recovery and Resolution Plans: there has been a strong regulatory focus on resolvability in 2010, both from UK and international regulators. TheGroup has been engaged, and continues to be engaged, with the authorities on taking forward recovery planning and identifying information that would be required in the event of a resolution.

–	The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): the DFA will have an impact on the Group and its business. The full scale of this impact remains unclear as many of the provisions of the Act require rules to be made to give them effect and this process is still under way. Barclays has taken a centralised approach to monitoring this process and to ensuring compliance with the rules that are developed as a result.

50
Risk management Risk factors continued

A summary of the Group’s 13 principal risks is as follows

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
1. Wholesale Credit Risk and 2. Retail Credit Risk

Credit Risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

This can also arise when an entity’s credit rating is downgraded, leading to a fall in the value of Barclays investment in its issued financial instruments.

The Board and management have established a number of key committees to review credit risk management, approve overall Group credit policy and resolve all significant credit policy issues. These comprise: the Board Risk Committee, the Risk Oversight Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Management Committee.

Barclays constantly reviews its concentration in a number of areas including, for example, portfolio segments, geography, maturity, industry and investment grade.

Diversification is achieved through setting maximum exposure guidelines to individual counterparties sectors and countries, with excesses reported to the Risk Oversight Committee and the Board Risk Committee.

For further information see pages 64 to 70.

Specific areas and scenarios where credit risk could lead to higher impairment charges in future years include:

Credit Market Exposures

Barclays Capital holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium. The Group actively managed down some of these exposures in 2010.

For further information see pages 88 to 92.

Sovereign Risk

EU deficits approached very high levels during 2010, leading to a loss of market confidence in certain countries to which the Group is exposed. The Group has put certain countries on watch list status with detailed monthly reporting to the Wholesale Credit Risk Management Committee.

For further information see page 93.

Economic Uncertainty

Conditions have continued to show signs of improvement in many key markets, although the UK has experienced a slowdown in growth in the fourth quarter, US unemployment rates remain high and the Spanish housing sector continues to be depressed, impacting our wholesale and retail credit risk exposures.

In particular, in Spain, the Group has experienced elevated impairment across its operations, following a marked reduction in construction activity and shrinking consumer spending. The Group has reduced its credit risk appetite to the most severely affected segments of the economy. In particular, new lending to the property and construction sector ceased and workout team resources have been increased significantly.

For further information see pages 75 to 80.

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
3. Market Risk

Market Risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The Group is exposed to market risk through traded market risk, non-traded interest rate risk and the pension fund.

The Board approves market risk appetite for trading and non-trading activities, with limits set within this context by the Group Market Risk Director.

The head of each business market risk team is responsible for implementing the Barclays Market Risk Control Framework which sets out how market risk should be identified, measured, controlled, reported and reviewed. Oversight and challenge is provided by business committees, Group committees and the central Group market risk team.

Non-traded interest rate risk is hedged with the external market by a business treasury operation or Group Treasury.

For further information see pages 94 to 101.

Traded Market Risk Exposures

While the Group is exposed to continued market volatility, Barclays Capital’s trading activities are principally a consequence of supporting customer activity.

Primary stress testing applies stress moves to each of the major asset classes. Most asset class stress limits were, at some point during 2010, near to their limit. There was one instance of an excess to limit in relation to equity risk in March 2010. This was appropriately escalated and remediated promptly.

Barclays Capital’s 2010 market risk exposure, as measured by average total DVaR decreased to £53m (2009: £77m).

For further information see pages 95 and 96.

Non-traded Interest Rate Risk
The Group is exposed to three main types of non-traded interest rate risk:

		–	fixed rate loans and deposits that are not hedged or matched;

		–	structural risk due to variability of earnings on structural product and equity balances which have no contractual maturity and an interest rate which does not move in line with the base rate; and

		–	margin compression.

Fixed rate loan risk is mitigated by hedging the risk with the external market either via Group Treasury, or a business treasury operation. Structural risk and margin compression are hedged by equity and structural hedges managed by Group Treasury. The maturities of these hedges were extended during 2010.

Due to economic concerns in the third quarter, gilts purchased as part of the equity structural hedge extension were sold. The duration extension process was resumed towards the end of 2010 and is expected to be completed by the end of 2011.

For further information see pages 97 to 99.

Pension Fund Risk

Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 28.

52
Risk management Risk factors continued

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
4. Capital Risk

Capital Risk is the risk that the Group has insufficient capital resources to: ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set out by the UK FSA and US Federal Reserve; ensure locally regulated subsidiaries can meet their minimum regulatory requirements; support the Group’s Risk Appetite and economic capital requirements; and support the Group’s credit rating.

Primary responsibility for managing Capital Risk rests with the Group Treasury Committee, which has defined and implemented a Capital Risk governance framework.

The Committee monitors the Group’s actual and forecast capital positions on both a pre and post stress basis. Stress testing considers the impact to capital resources and requirements as a result of macroeconomic stresses. The Committee also considers major risks to the capital forecast such as changes to the regulatory requirements.

The Group has a number of regulated legal entities within the UK and overseas. Local management has primary responsibility for ensuring these entities comply with their local capital requirements. Where necessary, injections of capital may be made. Such injections are approved by Group Treasury Committee.

For further information see pages 102 to 106.

Increasing Capital Requirements

There have been a number of recent developments in regulatory capital requirements which are likely to have a significant impact on the Group. Most significantly, during 2010, the Capital Requirement Directives 2 and 3 and the guidelines from the Basel Committee for strengthening capital requirements (Basel III) have been finalised.

Aligned to this, markets and credit rating agencies now expect equity capital levels significantly in excess of the current regulatory minimum.

As a result, and in anticipation of the future regulatory changes, the Group continues to build its capital base and actively manage its risk weighted assets. As at 31st December 2010, the Group’s Core Tier 1 Capital ratio was 10.8% (2009: 10.0%).

For further information see pages 103, 104 and 118.

5. Liquidity Risk

Liquidity Risk is the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity; failing to meet liquidity regulatory requirements; or rating agency concerns.

The Group maintains a substantial liquidity buffer comprised of deposits with central banks and investments in highly liquid securities or deposits.

Stress reporting for a number of liquidity scenarios is run on a daily basis. These tests measure the survival periods under Barclays defined stress scenarios. Similar stresses are run for key entities within the Group as well as at the Group level.

Since June 2010, the Group has also reported its liquidity position against backstop Individual Liquidity Guidance provided by the FSA. Calibration of the Group’s liquidity framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

Daily reporting monitors a number of indicators of stress as well as daily cash activity.

Inability To Meet Obligations As They Fall Due,

At Reasonable Cost

As a result of sudden, large and potentially protracted increases in cash outflows, the cash resources of the Group could be severely depleted. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, ratings downgrades or loan drawdowns. This could result in:

		–	limited ability to support client lending, trading activities and investments;
		–	forced reduction in balance sheet and sales of assets;
		–	inability to fulfil lending obligations; and
		–	regulatory breaches under the liquidity standards introduced by the FSA on 1st December 2009.
These outflows could be the result of general market dislocations or specific concerns about Barclays. For further information see pages 107 to 112.

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
6. People Risk

People risk arises from failures of the Group to manage its key risks as an employer, including lack of appropriate people resource, failure to manage performance and reward, unauthorised or inappropriate employee activity and failure to comply with employment related requirements.

People Risk is mitigated through the operation of the People Risk Framework (PRF). The PRF consists of Group wide policies which mandate the minimum controls that all businesses globally need to operate to mitigate their people risks and covers the following areas:

–    Recruitment

–    Pre-employment screening

–    Employment agreements

–    Performance management

–    Reward

–    Discipline, Capability and Grievance

–    Health and Safety

–    Exit management

–    Employee feedback

–    Hiring former employees of the statutory auditor

Conformance with the policies is monitored by the HR Risk Committee through regular conformance reviews and quarterly key indicators. Further oversight of the management of People Risk is provided by the Board Remuneration Committee and the Group Operating Committee.

For further information see pages 147 to 163.

Compensation and People Retention Risk

During 2010, external regulatory developments in relation to remuneration continued to impact the People Principal Risk.

On 17th December 2010, the FSA published its final Remuneration code following the July 2010 Consultation Paper. The code was updated in order to implement the remuneration rules required by the Capital Requirements Directive (CRD 3) and the Financial Service Act 2010. The code applies to remuneration paid from 1st January 2011, including remuneration in respect of 2010 performance.

Barclays remuneration approach has been reviewed in detail and enhancements made as appropriate to ensure continued compliance with the FSA Code.

During 2010, Barclays developed a Group wide policy formalising the role of risk functions in remuneration activities and ensuring regulatory requirements are fulfilled. An independent review of Barclays approach was conducted on behalf of the Board Risk Committee by a third party. The review concluded Barclays approach is market leading and satisfies regulatory requirements.

7. Legal Risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways:

–     Business may not be conducted in accordance with applicable laws around the world.

–     Contractual obligations may either not be enforceable as intended or may be enforced in an adverse way.

–     Intellectual property may not be adequately protected.

–     Liability for damages may be incurred to third parties harmed by the conduct of its business.

Legal Risk is owned and managed by the Legal Function both at a Group level and by the business unit legal teams.

The General Counsel for each business unit is responsible for management and reporting of Legal Risk. The adequacy and effectiveness of the controls operated in the business units is overseen by the Group Legal Executive Committee.

Specific risks relating to Legal Risk are reported on a quarterly basis to the Executive Committee and the Board.

Key Legal Risks to which the Group was exposed during 2010 have included:

–     Litigation in relation to Lehman Brothers Holdings Inc.

–     Litigation in relation to American Depositary Shares

–     Developments in relation to Payment Protection Insurance (see Regulatory Risk)

–     Compliance with US economic sanctions (see Regulatory Risk)

Further details of these matters and other Legal Risks are set out in the Legal Proceedings Note (see page 226) and the Competition and Regulatory Matters Note (see page 227).

Risk management Risk factors continued

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
8. Regulatory Risk

Regulatory Risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

Regulatory Risk is owned and managed by the Compliance Function. Business Unit compliance functions monitor and control compliance risks, applying a range of Compliance policies under the co-ordination and oversight of Group Compliance. The primary focus is on adherence to the regulatory framework currently in place.

Specific reports on regulatory compliance are prepared on a regular basis for the Group Operating Committee, the Group Governance and Control Committee and the Board Audit Committee.

Compliance risk and control issues are also included in quarterly reporting by the Legal and Compliance functions to the Executive Committee and the Board.

Not all risks that might be considered to be regulatory in origin fall under the Regulatory Principal Risk. Most notably, prudential regulatory risks are managed and mitigated in the manner outlined in the sections on Wholesale and Retail Credit Risk, Market Risk, Operations Risk, Capital Risk and Liquidity Risk.

Regulatory Change

The regulatory response to the financial crisis has led to very substantial regulatory change in the UK, EU and US and in the other countries in which the Group operates. It has also led to a change in the style of supervision in a number of territories, with a more assertive approach being demonstrated by the authorities.

Anti-bribery and Corruption

Among other things, the Bribery Act 2010, which applies to UK companies worldwide, has created an offence of failure by a commercial organisation to prevent a bribe being paid on its behalf. However, it will be a defence if the organisation has adequate procedures in place to prevent bribery. In anticipation of the entry into force of the Bribery Act later in 2011, the Group has been enhancing its framework of controls to comply with the provisions of the Act.

Payment Protection Insurance (PPI)

PPI has been under scrutiny by the UK competition authorities and financial services regulators. The UK Competition Commission (CC) has undertaken an in-depth enquiry into the PPI market which has resulted in the CC introducing a number of remedies including a prohibition on sale of PPI at the point of sale. In addition a judicial review has been launched regarding the treatment of PPI complaints by the FSA and Financial Ombudsman Services.

US Economic Sanctions

As announced on 18th August 2010, Barclays reached settlements with US Authorities in relation to the investigation by those agencies into compliance with US sanctions and US dollar payment practices.

In addition, an Order to Cease and Desist has been issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department. Barclays has taken significant steps to enhance further its compliance programmes including: the further development and implementation of its Sanctions Policy; substantial investment in advanced payment and customer screening technology; and the delivery of mandatory sanctions training for more than 100,000 staff around the world.

For further information, see pages 115 to 119 and 227.

9. Operations Risk

Operations Risk has a broad scope and, for that reason, it is defined at a more granular level. The risks are:

–     Transaction operations

–     New product development

–     Premises and security

–     External suppliers

–     Payments process

–     Information, data quality and records management

These risks are managed by Business Units in accordance with control requirements articulated via mandated Group Policies and/or Risk Control Frameworks. The adequacy and effectiveness of the controls operated in the Business Units is overseen by the Group Principal Risk Owner teams in the Group Centre via regular management information, conformance reviews and quarterly Risk Review for meetings (attended by Business Unit representatives). The Group Operating Committee is responsible for oversight of these risks.	During 2010 there were enhancements to the management of external suppliers and transaction operations risks.

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
10. Financial Crime Risk

Financial Crime Risk is the risk that the Group suffers losses as a result of internal and external fraud or intentional damage, loss or harm to people, premises or moveable assets.	The Group Financial Crime Team, Fraud Oversight Committee and Security Risk Management Committee provide oversight of the implementation of the Fraud Risk Control Framework and the Group Security Risk Control Framework. Oversight is achieved via conformance reviews and other review activity undertaken by Group Financial Crime and within business units.	As a major financial institution, Barclays is a target for financial crime. The Group has frameworks and systems in place to enable it to respond to threats to both the organisation and its customers as they emerge.

Monthly reports on fraud losses across the Group are produced for the Fraud Oversight Committee which monitors these events and considers the actions to be taken on a case by case basis. Where relevant, the Fraud Oversight Committee takes actions to drive remediation of the root cause of such events.

Quarterly Financial Crime reports are submitted to the Group Risk Oversight Committee and Board Risk Committee.
11. Technology Risk

Technology Risk includes the non-availability of IT systems, inadequate design and testing of new and changed IT solutions and inadequate IT system security. Data privacy issues are covered under Regulatory Risk and external supplier issues relating to technology are covered under Operations Risk.

	Technology is a key business enabler and requires an appropriate level of control to ensure that the most significant technology risks are effectively managed. Technology Risk is managed through a formal risk governance framework. A set of Key Risk Indicators (KRIs), consistent across Business Units, is periodically collated and reviewed by management. Each KRI has a specific target state, defining the Group’s attitude to risk. Any areas falling short of this standard are highlighted to management for action.	Similar to many large organisations, Barclays is exposed to the risk that systems may not be continually available. This risk is monitored closely and enhancements to certain key systems are being undertaken.
Regular technology risk reporting is provided to the Group Operating Committee, the Governance and Control Committee and the Board Audit Committee.

Risk management Risk factors continued

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation

12. Financial Reporting Risk

Financial Reporting Risk arises from a failure or inability to comply fully with the laws, regulations or codes in relation to the disclosure of financial information. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

Group wide requirements and any material external requirements are set out in the Financial Reporting Risk Control Framework.

During 2010 a review of the Financial Reporting Risk was undertaken, resulting in a broadening of its scope. The Group monitoring process was also strengthened to provide the Group Financial Controller with a more effective oversight.

All business units and Group centre functions are required to comply with the Risk Control Framework requirements and retain evidence to support this accordingly. Compliance with the Financial Reporting Risk policies is reported at Group level through core key indicators on at least a quarterly basis. Group oversight is undertaken via conformance review, other ongoing monitoring activities and quarterly review meetings are held between the Group Financial Controller and business unit Finance Directors to review and challenge the business unit Financial Reporting Risk status and assessment.

Quarterly Financial Reporting Risk reports are submitted to the Group Operating Committee for oversight and monitoring. Additionally, specific reports are submitted to the Group Governance & Control Committee and to the Board Audit Committee around the Group compliance with Sarbanes Oxley requirements.

Changes in accounting standards

As set out in Future Accounting Developments on page 204, the International Accounting Standards Board is undertaking a significant programme of revision to IFRS which it aims to complete by 30th June 2011. The final form of IFRS requirements, the time period over which new requirements will need to be applied and the impact on the results and financial position is not yet known. The Group is taking steps to ensure that it is able to appropriately respond to the changes as they emerge, however, the situation is evolving rapidly.

Increased scrutiny

Following the financial crisis, the financial reporting of banks has been subject to greater scrutiny by regulators. This has included consideration of accounting policies, accounting for particular transactions and financial statement disclosures.

For Barclays, this has included the accounting treatment of Protium Finance LP. Further details are provided on pages 91 and 92.

The Group continues to maintain an effective system of internal control over financial reporting and to enhance its disclosures in response to feedback received and the British Bankers Association (BBA) Disclosure Code. Further details on internal control over financial reporting can be found on page 128 and on the BBA code and improvements to Annual Report disclosures on page 184.

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
13. Taxation Risk

Tax Risk is the risk that the Group suffers losses associated with changes in tax law or in the interpretation of tax law. It also includes the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to reputational damage or a financial penalty for failure to comply with required tax procedures or other aspects of tax law.

The Group’s strategy is to maximise returns for shareholders whilst complying with relevant tax laws, disclosure requirements and regulations under an appropriate risk control framework.

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk, specifically tax risks are assessed as part of the Group’s formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee. The tax charge is reviewed by the Board Audit Committee. Barclays has adopted the Code of Practice for Taxation of Banks (The Code) and has confirmed to HMRC that it will have regard to the spirit of the law and the intent of Parliament in managing its tax affairs.

The Group employs high-quality tax professionals and takes appropriate advice from reputable professional firms. Effective, well-documented and controlled processes are in place to ensure compliance with tax disclosure and filing obligations.

Where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

During 2010 the Group settled open issues in a number of jurisdictions, principally the UK and South Africa, including agreement of the UK bank payroll tax liability with HMRC.

Governance and controls have been put in place to ensure compliance with the UK government’s Code of Practice for Taxation of Banks.

The profit forecasts that support the Group’s deferred tax assets, principally in the UK, US and Spain, have been subject to close scrutiny by management.

The Group continues to monitor the potential impact of proposed taxes aimed at banks such as the UK bank levy (see also page 206).

Risk management

Credit risk management

All disclosures in this section (pages 58-93) are unaudited unless otherwise stated

Overview of Barclays Group Credit Risk Exposures

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances, together with the counterparty credit risk arising from derivative contracts entered into with clients. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase agreements.

Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than impairment charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Analysis of the Group’s maximum exposure to credit risk before collateral held or other credit enhancements

The following tables present the maximum exposure at 31st December 2010 and 2009 to credit risk of balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements and after allowance for impairment and netting where appropriate.

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

This analysis and all subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets, mainly equity securities held in the trading portfolio or as available for sale assets, as well as non-financial assets. The nominal value of off-balance sheet credit related instruments is also shown, where appropriate.

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

Maximum exposure to credit risk (audited)	Asset class

As at 31st December 2010	Loans and advances[a] £m	Debt securities and other bills[b] £ m	Derivatives [c] £m	Reverse repurchase agreements[d] £m	Other £ m	Total assets £ m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	97,630	97,630
Items in the course of collection from other banks	–	–	–	–	1,384	1,384
Trading portfolio assets:
Debt securities	–	139,240	–	–	–	139,240
Traded loans	2,170	–	–	–	–	2,170
Total trading portfolio assets	2,170	139,240	–	–	–	141,410
Financial assets designated at fair value:
Loans and advances	22,352	–	–	–	–	22,352
Debt securities	–	1,918	–	–	–	1,918
Other financial assets	–	–	–	7,559	2,542	10,101
Total financial assets designated at fair value	22,352	1,918	–	7,559	2,542	34,371
Derivative financial instruments	–	–	420,319	–	–	420,319
Loans and advances to banks	37,799	–	–	–	–	37,799
Loans and advances to customers:
Home loans	168,055	–	–	–	–	168,055
Credit card receivables	22,658	–	–	–	–	22,658
Other personal lending	26,608	–	–	–	–	26,608
Wholesale and corporate	200,618	–	–	–	–	200,618
Finance lease receivables	10,003	–	–	–	–	10,003
Total loans and advances to customers	427,942	–	–	–	–	427,942
Reverse repurchase agreements and other similar secured lending	–	–	–	205,772	–	205,772
Available for sale debt securities	–	59,629	–	–	–	59,629
Other assets	–	–	–	–	2,824	2,824
Total on-balance sheet	490,263	200,787	420,319	213,331	104,380	1,429,080

Off-balance sheet:
Securities lending arrangements						27,672
Guarantees and letters of credit pledged as collateral security						13,783
Acceptances and endorsements						331
Documentary credits and other short-term trade related transactions						1,194
Standby facilities, credit lines and other commitments						222,963
Total off-balance sheet						265,943

Total maximum exposure to credit risk						1,695,023

Notes

a	Further analysis of loans and advances is on pages 71 to 84.
b	Further analysis of debt securities and other bills is on page 85.
c	Further analysis of derivatives is on page 86.
d	Further analysis of reverse repurchase agreements is on page 87.

Risk management

Credit risk management continued

Maximum exposure to credit risk (audited)	Asset class

As at 31st December 2009	Loans and advances £m	Debt securities and other bills £m	Derivatives £m	Reverse repurchase agreements £m	Other £m	Total assets £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	81,483	81,483
Items in the course of collection from other banks	–	–	–	–	1,593	1,593
Trading portfolio assets:
Debt securities	–	126,520	–	–	–	126,520
Traded loans	2,962	–	–	–	–	2,962
Total trading portfolio assets	2,962	126,520	–	–	–	129,482
Financial assets designated at fair value:
Loans and advances	22,390	–	–	–	–	22,390
Debt securities	–	4,007	–	–	–	4,007
Other financial assets	557	–	–	7,757	344	8,658
Total financial assets designated at fair value	22,947	4,007	–	7,757	344	35,055
Derivative financial instruments	–	–	416,815	–	–	416,815
Loans and advances to banks	41,135	–	–	–	–	41,135
Loans and advances to customers:
Home loans	149,099	–	–	–	–	149,099
Credit card receivables	21,889	–	–	–	–	21,889
Other personal lending	25,435	–	–	–	–	25,435
Wholesale and corporate	212,928	–	–	–	–	212,928
Finance lease receivables	10,873	–	–	–	–	10,873
Total loans and advances to customers	420,224	–	–	–	–	420,224
Reverse repurchase agreements and other similar secured lending	–	–	–	143,431	–	143,431
Available for sale debt securities	–	49,807	–	–	–	49,807
Other assets	–	–	–	–	3,476	3,476
Total on-balance sheet	487,268	180,334	416,815	151,188	86,896	1,322,501

Off-balance sheet:
Securities lending arrangements						27,406
Guarantees and letters of credit pledged as collateral security						15,406
Acceptances and endorsements						375
Documentary credits and other short-term trade related transactions						762
Standby facilities, credit lines and other commitments						206,513
Total off-balance sheet						250,462

Total maximum exposure to credit risk						1,572,963

Concentrations of Credit Risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region, or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged.

Credit risk concentrations by geographical sector (audited)

	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
As at 31st December 2010
On-balance sheet:
Cash and balances at central banks	18,535	13,558	41,288	2,293	21,956	97,630
Items in the course of collection from other banks	1,169	114	–	100	1	1,384
Trading portfolio assets	16,063	30,066	66,148	1,516	27,617	141,410
Financial assets designated at fair value	14,800	3,613	9,001	2,918	4,039	34,371
Derivative financial instruments	129,183	129,497	110,467	4,234	46,938	420,319
Loans and advances to banks	5,233	10,375	12,559	1,475	8,157	37,799
Loans and advances to customers	209,995	83,269	53,297	52,938	28,443	427,942
Reverse repurchase agreements and other similar secured lending	50,044	45,265	77,430	23	33,010	205,772
Available for sale financial investments	25,466	14,839	6,399	7,281	5,644	59,629
Other assets	1,612	235	314	537	126	2,824
Total on-balance sheet	472,100	330,831	376,903	73,315	175,931	1,429,080

Off-balance sheet:
Securities lending arrangements	–	–	27,672	–	–	27,672
Guarantees and letters of credit pledged as collateral security	3,803	2,273	4,266	2,179	1,262	13,783
Acceptances and endorsements	125	4	6	29	167	331
Documentary credits and other short-term trade related transactions	476	156	143	183	236	1,194
Standby facilities, credit lines and other commitments	94,676	29,985	64,812	24,522	8,968	222,963
Total off-balance sheet	99,080	32,418	96,899	26,913	10,633	265,943
Total	571,180	363,249	473,802	100,228	186,564	1,695,023

As at 31st December 2009
On-balance sheet:
Cash and balances at central banks	37,697	5,584	32,279	1,742	4,181	81,483
Items in the course of collection from other banks	1,340	56	–	196	1	1,593
Trading portfolio assets	12,232	35,088	52,229	1,414	28,519	129,482
Financial assets designated at fair value	13,945	3,986	10,800	2,352	3,972	35,055
Derivative financial instruments	133,713	128,881	111,269	2,511	40,441	416,815
Loans and advances to banks	5,117	12,697	13,137	2,388	7,796	41,135
Loans and advances to customers	203,582	84,343	58,355	47,495	26,449	420,224
Reverse repurchase agreements and other similar secured lending	22,222	44,014	60,759	527	15,909	143,431
Available for sale financial investments	16,752	14,028	7,175	4,993	6,859	49,807
Other assets	1,565	417	651	661	182	3,476
Total on-balance sheet	448,165	329,094	346,654	64,279	134,309	1,322,501

Off-balance sheet:
Securities lending arrangements	–	–	27,406	–	–	27,406
Guarantees and letters of credit pledged as collateral security	3,337	2,783	5,443	1,795	2,048	15,406
Acceptances and endorsements	134	5	–	26	210	375
Documentary credits and other short-term trade related transactions	357	94	–	174	137	762
Standby facilities, credit lines and other commitments	94,763	26,250	57,598	19,306	8,596	206,513
Total off-balance sheet	98,591	29,132	90,447	21,301	10,991	250,462
Total	546,756	358,226	437,101	85,580	145,300	1,572,963

Risk management

Credit risk management continued

Credit Risk concentrations by industrial sector (audited)

	Financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment £m	Energy and water £m	Wholesale and retail distribution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
As at 31st December 2010
On-balance sheet:
Cash and balances at central banks	–	–	–	97,630	–	–	–	–	–	–	97,630
Items in the course of collection from other banks	1,378	–	–	6	–	–	–	–	–	–	1,384
Trading portfolio assets	51,337	2,222	986	79,055	3,408	873	2,209	–	17	1,303	141,410
Financial assets designated at fair value	11,507	71	11,746	5,328	1,389	683	2,944	–	109	594	34,371
Derivative financial instruments	382,038	4,810	2,953	7,637	11,265	3,193	2,622	–	61	5,740	420,319
Loans and advances to banks	36,606	–	–	1,193	–	–	–	–	–	–	37,799
Loans and advances to customers	87,405	14,766	28,670	5,108	9,231	17,357	26,228	168,055	46,668	24,454	427,942
Reverse repurchase agreements and other similar secured lending	197,808	50	7	7,247	–	279	339	–	–	42	205,772
Available for sale financial investments	23,585	154	336	33,402	37	117	1,359	410	72	157	59,629
Other assets	1,267	4	47	436	9	9	383	4	615	50	2,824
Total on-balance sheet	792,931	22,077	44,745	237,042	25,339	22,511	36,084	168,469	47,542	32,340	1,429,080
Off-balance sheet:
Securities lending arrangements	27,672	–	–	–	–	–	–	–	–	–	27,672
Guarantees and letters of credit pledged as collateral security	5,213	1,445	752	358	1,256	686	2,196	439	477	961	13,783
Acceptances and endorsements	28	111	38	–	4	48	92	–	8	2	331
Documentary credits and other short-term trade related transactions	396	35	103	–	3	124	477	–	56	–	1,194
Standby facilities, credit lines and other commitments	47,784	20,999	9,860	2,307	15,671	9,220	10,664	16,789	79,341	10,328	222,963
Total off-balance sheet	81,093	22,590	10,753	2,665	16,934	10,078	13,429	17,228	79,882	11,291	265,943
Total	874,024	44,667	55,498	239,707	42,273	32,589	49,513	185,697	127,424	43,631	1,695,023
As at 31st December 2009
On-balance sheet:
Cash and balances at central banks	–	–	–	81,483	–	–	–	–	–	–	81,483
Items in the course of collection from other banks	1,586	–	–	7	–	–	–	–	–	–	1,593
Trading portfolio assets	41,482	3,899	1,063	76,454	3,136	608	1,569	–	–	1,271	129,482
Financial assets designated at fair value	13,366	78	11,929	5,435	330	775	2,569	150	4	419	35,055
Derivative financial instruments	379,901	4,230	2,416	6,119	12,081	3,472	5,627	–	69	2,900	416,815
Loans and advances to banks	36,710	–	–	4,425	–	–	–	–	–	–	41,135
Loans and advances to customers	93,113	18,197	29,175	4,801	10,723	19,156	29,603	149,099	40,575	25,782	420,224
Reverse repurchase agreements and other similar secured lending	136,184	87	926	5,347	–	279	608	–	–	–	143,431
Available for sale financial investments	30,398	285	269	16,320	57	82	1,896	416	–	84	49,807
Other assets	1,588	23	60	414	13	38	478	106	682	74	3,476
Total on-balance sheet	734,328	26,799	45,838	200,805	26,340	24,410	42,350	149,771	41,330	30,530	1,322,501
Off-balance sheet:
Securities lending arrangements	27,406	–	–	–	–	–	–	–	–	–	27,406
Guarantees and letters of credit pledged as collateral security	5,711	1,266	715	–	2,872	955	2,164	584	411	728	15,406
Acceptances and endorsements	85	108	2	–	33	45	8	–	5	89	375
Documentary credits and other short-term trade related transactions	242	33	80	–	–	171	233	–	3	–	762
Standby facilities, credit lines and other commitments	39,564	19,530	10,567	1,687	13,502	7,949	9,243	15,356	79,052	10,063	206,513
Total off-balance sheet	73,008	20,937	11,364	1,687	16,407	9,120	11,648	15,940	79,471	10,880	250,462
Total	807,336	47,736	57,202	202,492	42,747	33,530	53,998	165,711	120,801	41,410	1,572,963

An analysis of geographical and industry concentration of Group loans and advances held at amortised cost is presented on page 72.

Impairment Charges (audited)

Impairment charges on loans and advances fell 24% to £5,625m (2009: £7,358m), reflecting improving credit conditions in the main sectors and geographies in which Barclays lends, which led to lower charges across the majority of businesses. The largest reduction was in the wholesale portfolios, due to lower charges against credit market exposures and fewer large single name charges. This reduction was partially offset by the impact of deteriorating credit conditions in the Spanish property and construction sectors, which resulted in an increase of £630m in impairment against the Barclays Corporate loan book in Spain, and £532m impairment relating to the Protium loan in Barclays Capital. In the retail portfolios, impairment performance improved as delinquency rates fell across Barclays businesses, most notably the UK, US, Spanish, Indian, and African portfolios.

As a result of this fall in impairment and the 1% rise in loans and advances, the loan loss rate decreased to 118bps (2009: 156bps).

The impairment charges against available for sale assets and reverse repurchase agreements fell by 93% to £47m (2009: £713m), principally driven by lower impairment against credit market exposures.

Impairment charges by business (audited)
	Loans and advances[a] £m	Available for sale £m	Reverse repos £m	Total £m
Year ended 31st December 2010
UK Retail Banking	819	–	–	819
Barclaycard	1,688	–	–	1,688
Western Europe Retail Banking	314	–	–	314
Barclays Africa	82	–	–	82
Absa	480	–	–	480
Barclays Capital[b]	642	(95)	(4)	543
Barclays Corporate	1,551	145	–	1,696
Barclays Wealth	48	–	–	48
Head Office Functions and Other Operations	1	1	–	2
Total impairment charges	5,625	51	(4)	5,672

Year ended 31st December 2009
UK Retail Banking	1,031	–	–	1,031
Barclaycard	1,798	–	–	1,798
Western Europe Retail Banking	334	4	–	338
Barclays Africa	121	–	–	121
Absa	567	–	–	567
Barclays Capital[b]	1,898	650	43	2,591
Barclays Corporate	1,544	14	–	1,558
Barclays Wealth	51	–	–	51
Head Office Functions and Other Operations	14	2	–	16
Total impairment charges	7,358	670	43	8,071

Year ended 31st December 2008
UK Retail Banking	642	–	–	642
Barclaycard	1,097	–	–	1,097
Western Europe Retail Banking	172	–	–	172
Barclays Africa	71	–	–	71
Absa	347	–	–	347
Barclays Capital[b]	1,936	363	124	2,423
Barclays Corporate	593	–	–	593
Barclays Wealth	44	–	–	44
Head Office Functions and Other Operations	11	19	–	30
Total impairment charges	4,913	382	124	5,419

Notes

a	Includes charges of £76m (2009: £28m; 2008: £329m) in respect of undrawn facilities and guarantees.

b	Credit market related impairment charges within Barclays Capital comprised £660m

(2009: £1,205m; 2008: £1,517m) against loans and advances, a write back of £39m

(2009: £464m charge; 2008: £192m charge) against available for sale assets and a charge against reverse repurchase agreements of £nil (2009: £nil; 2008: £54m).

Risk management

Credit risk management continued

Credit Risk Management Overview

A. Overview (audited)

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with our clients. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

–	establish a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

–	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

–	control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

–	monitor credit risk and adherence to agreed controls; and

–	ensure that risk-reward objectives are met.

In the review of Barclays credit risk management that follows, we explain how the Group meets its credit risk management objectives through its organisation, structure and governance, mitigation techniques, measurement and reporting.

B. Organisation and structure

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

The role of the Group Risk function is to provide Group wide direction, oversight and challenge of credit risk-taking. Group Risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting Group Credit Risk Policies. Group Risk also provides technical support, review and validation of credit risk measurement models across the Group.

Group Credit Risk Policies currently in force include:

–	Maximum Exposure Guidelines to limit the exposures to an individual customer or counterparty;

–	Country risk policies to specify Risk Appetite by country and avoid excessive concentration of credit risk in individual countries;

–	Aggregation policy to set out the circumstances in which counterparties should be grouped together for credit risk purposes;

–	Expected loss policies to set out the approaches for the calculation of the Group’s expected loss, i.e. measure of anticipated loss for exposures;

–	Repayment plans policy for setting the standards for repayment plans and restructures within retail portfolios; and

–	Impairment and provisioning policies to ensure that measurement of impairment accurately reflects incurred losses and that clear governance procedures are in place for the calculation and approval of impairment allowances.

The largest credit exposures are approved at the Credit Committee which is managed by Group Risk. Group Risk also manages and approves the Mandate and Scale limits and triggers which mitigate concentration risk and define appetite in risk sensitive areas of the portfolio such as commercial property finance.

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

CRIC is chaired by the Credit Risk Director and reviews the movements in impairment, including those already agreed at Credit Committee, as well as potential credit risk loans, loan loss rates, asset quality metrics and impairment coverage ratios.

CRIC makes twice-yearly recommendations to the Board Audit Committee on the adequacy of Group impairment allowances. Impairment allowances are reviewed relative to the risk in the portfolio, business and economic trends, current policies and methodologies, and the Group’s position relative to peer banks.

C. Credit risk mitigation

Barclays employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types:

–	netting and set-off;

–	collateral; and

–	risk transfer.

In many jurisdictions in which Barclays operates, credit risk exposures can be reduced by applying netting and set off which uses Barclays obligations to a counterparty to produce a lower, net, credit exposure. This technique is commonly used in derivative transactions.

Barclays will often seek to take a security interest in a tangible or financial asset to provide an alternative source of repayment in the event that customers, clients or counterparties are unable to meet their obligations. Assets taken as collateral include cash, financial assets (subject to an appropriate margin or ‘haircut’ to reflect their price volatility) and physical assets, particularly property but also vehicles, aircraft, ships and physical commodities amongst many others. Assets other than cash are subject to regular revaluation to ensure they continue to achieve appropriate mitigation of risk. Customer agreements often include requirements for provision of additional collateral should valuations decline or credit exposure increase (for example due to market moves impacting a derivative exposure).

Finally, a range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. This mitigates credit risk in two main ways:

–	firstly, if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk will be reduced; and

–	secondly, where recourse to the first counterparty remains, a default of both counterparties is required before a loss materialises. This will be less likely than the default of either counterparty individually so credit risk is reduced.

Risk transfer can also be used to reduce risk concentrations within portfolios, lowering the impact of stress events.

D. Measurement and internal ratings

The principal objective of credit risk measurement is to produce the most accurate possible quantitative assessment of the credit risk to which the Group is exposed, from the level of individual facilities up to the total portfolio. Integral to this is the calculation of internal ratings, which are used in numerous aspects of credit risk management and in the calculation of regulatory and economic capital. The key building blocks of this process are:

–	Probability of default (PD);

–	Exposure at default (EAD); and

–	Loss given default (LGD).

For example, Barclays can assign an expected loss over the next 12 months to each customer by multiplying these three factors. We calculate probability of default (PD) by assessing the credit quality of borrowers and other counterparties. For the sake of illustration, suppose a customer has a 2% probability of defaulting over a 12-month period.

The exposure at default (EAD) is our estimate of what the outstanding balance will be if the customer does default. Supposing the current balance is £150,000, our models might predict a rise to £200,000 by then. Should customers default, some part of the exposure is usually recovered. The part that is not recovered, together with the economic costs associated with the recovery process, comprise the loss given default (LGD), which is expressed as a percentage of EAD. Supposing the LGD in this case is estimated to be 50%, the expected loss for this customer is: 2% x £200,000 x 50% or £2,000.

To calculate probability of default (PD), Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the overall rating decision on individual large credits, such as internal and external models, rating agency ratings and other market information. For smaller credits, a single source may suffice such as the result from an internal rating model. Barclays recognises the need for two different expressions of PD depending on the purpose for which it is used. For the purposes of calculating regulatory and economic capital, long-run average through-the-cycle (TTC) PDs are required. However, for the purposes of pricing and existing customer management, PDs should represent the best estimate of probability of default given the current position in the credit cycle. Hence, point-in-time (PIT) PDs are also required.

Barclays PD Masterscale
Default Probability

Default grade
TTC Band	>=Min	Mid	<Max
1	0.00%	0.01%	0.02%
2	0.02%	0.03%	0.03%
3	0.03%	0.04%	0.05%
4	0.05%	0.08%	0.10%
5	0.10%	0.13%	0.15%
6	0.15%	0.18%	0.20%
7	0.20%	0.23%	0.25%
8	0.25%	0.28%	0.30%
9	0.30%	0.35%	0.40%
10	0.40%	0.45%	0.50%
11	0.50%	0.55%	0.60%
12	0.60%	0.90%	1.20%
13	1.20%	1.38%	1.55%
14	1.55%	1.85%	2.15%
15	2.15%	2.60%	3.05%
16	3.05%	3.75%	4.45%
17	4.45%	5.40%	6.35%
18	6.35%	7.50%	8.65%
19	8.65%	10.00%	11.35%
20	11.35%	15.00%	18.65%
21	18.65%	30.00%	100.00%

Risk management

Credit risk management continued

Each PD model outputs an estimate of default probability that is PIT, TTC or a hybrid (e.g. a 50:50 blend). Bespoke conversion techniques, appropriate to the portfolio in question, are then applied to convert the model output to pure PIT and TTC PD estimates. In deriving the appropriate conversion, industry and location of the counterparty and an understanding of the current and long-term credit conditions are considered. Both PIT and TTC PD estimates are recorded for each client.

Within Barclays, the calculation of internal ratings differs between wholesale and retail customers. For wholesale portfolios, the rating system is constructed to ensure that a client receives the same rating regardless of the part of the business with which it is dealing. To achieve this, a model hierarchy is adopted which requires users to adopt a specific approach to rating each counterparty depending upon the nature of the business and its location. A range of methods are utilised for estimating wholesale counterparty PDs. These include bespoke grading models developed within the Group (internal models), vendor models such as MKMV Credit Edge and RiskCalc, and a conversion of external alphabet ratings from either S&P, Moody’s or Fitch. Retail models, especially those used for capital purposes, are almost exclusively built internally using Barclays data. In many cases bureau data is used to complement internal data. In addition, in some low data/low default environments, external developments may also be utilised.

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

Exposure at default (EAD) represents the expected level of usage of the credit facility should default occur. At the point of default, the customer exposure can vary from the current position due to the combined effects of additional drawings, repayment of principal and interest and fees. EAD parameters are all derived from internal estimates and are determined from internal historical behaviour. The lower bound of EAD for regulatory capital purposes is the current balance at calculation of EAD. For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts where counterparties have incurred obligations which they have failed to satisfy.

Should a customer default, some part of the exposure is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process, comprise the loss given default (LGD), which is expressed as a percentage of EAD. The Group estimates an average LGD using historical information. The level of LGD depends principally on: the type of collateral (if any); the seniority or subordination of the exposure; the industry in which the customer operates (if a business); the length of time taken for the recovery process and the timing of all associated cash flows; and the work-out expense. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets, whether a business can readily be refinanced or the availability of a repayment source for personal customers. For the purposes of regulatory capital an adjustment is made to the modelled LGD to account for the increased losses experienced under downturn conditions, giving a ‘downturn LGD’.

E. Reporting

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

F. Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through, for example, loans to banks, loan commitments and debt securities. Barclays risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data. One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, Barclays constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry (see previous page).

Diversification is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Group Risk Oversight Committee and the Board Risk Committee. Mandate & Scale limits are used to limit the stock of current exposures in a loan portfolio and the flow of new exposures into a loan portfolio. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria.

G. Monitoring weaknesses in portfolios

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

Risk management

Credit risk management continued

As a general principle, charge-off marks the point at which it becomes more economically efficient to treat an account through a recovery function or debt sale rather than a collections function. Economic efficiency includes the (discounted) expected amount recovered and operational and legal costs. Whilst charge-off is considered an irreversible state, in certain cases, it may be acceptable for mortgage and vehicle finance accounts to move back from charge-off to performing or delinquent states. This is only considered acceptable where local legislation requirements are in place, or where it is deemed that the customer has a renewed willingness to pay and there is a strong chance that they will be able to meet their contractual obligations in the foreseeable future.

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

In the retail portfolios, forbearance programmes assist personal customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

In the wholesale portfolios, Barclays will on occasion participate in debt for equity swaps, debt for asset swaps, debt standstills and debt restructuring agreements as part of the business support process. Debt restructuring agreements may include actions to improve security; such as changing an overdraft to a factoring or invoice discounting facility or moving debt to asset owning companies. Consideration is also given to the waiving or relaxing of covenants where this is the optimum strategy for the survival of our client’s businesses and therefore Barclays loans and advances.

Loans in forbearance programmes are still subject to impairment in line with normal impairment policy.

For personal customers, the Group Retail Impairment Policy outlines the methodology for impairment of assets that are categorised as under forbearance. Identified impairment is raised for such accounts, recognising the agreement between the bank and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in appropriately higher provisions being held than for fully performing assets.

For wholesale customers, impairment is raised for any portion of restructured debt that Barclays does not expect to recover. Sufficient identified impairment will be raised to cover the difference between the loan and the present value of future cash flow discounted at the contractual interest rate.

H. Identifying potential credit risk loans

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

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

–	‘Impaired loans’ comprise loans where an individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The impaired loan category may include loans, which, while impaired, are still performing.

–	The category ‘accruing past due 90 days or more’ comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value.

–	The category ‘impaired and restructured loans’ comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

I. Allowances for impairment and other credit provisions

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

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found on page 197. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the corporate portfolios.

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. Details of other trigger points can be found on page 197. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies mainly to the Group’s retail portfolios and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

The impairment allowance in the retail portfolios is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x Probability of Default (PDpit) x Loss Given Default (LGD)

The PDpit increases with the number of contractual payments missed thus raising the associated impairment requirement.

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases impairment is calculated using modelled PD x LGD x EAD adjusted for an emergence period.

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis. This methodology ensures that the Group captures the loss incurred at the correct balance sheet date. These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement. Where appropriate, the accuracy of this analysis is periodically assessed against actual losses (see Modelling of Risk on page 47). As one of the controls to ensure that adequate impairment allowances are held, movements in impairment allowances to individual names with total impairment of more than £10m are presented to the Credit Committee for agreement.

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

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

–	Credit risk loans coverage ratio (impairment allowances as a percentage of CRL balances); and

–	Potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and PPL balances).

Note

a Loan loss rate for the years prior to 2005 does not reflect the application of IAS 32, IAS 39 and IFRS 4.

Risk management Credit risk management continued

Appropriate coverage ratios will vary according to the type of product but can be broadly bracketed under three categories: secured retail home loans; credit cards, unsecured and other personal lending products; and corporate facilities. Analysis and experience has indicated that, in general, the severity rates for these types of products are typically within the following ranges:

–    Secured retail Home loans: 5%-20%;

–    Credit cards, unsecured and other personal lending products: 65%-75%; and

–    Corporate facilities: 30%-50%.

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time. In principle, a number of factors may affect the Group’s coverage ratios, including:

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

–    Write off policies. The speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of PCRL categories more quickly.

J. Writing off of assets

After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write off will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable. The timing and extent of write offs may involve some element of subjective judgement. Nevertheless, a write off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. In any event, the position of impaired loans is reviewed at least quarterly to ensure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations.

Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2010 total write offs of impaired financial assets increased by £930m to £4,310m (2009: £3,380m).

Loans and Advances to Customers and Banks

Total gross loans and advances to customers and banks increased 1% to £502,695m (2009: £498,064m). Loans and advances at amortised cost were £478,173m (2009: £472,155m) and loans and advances at fair value were £24,522m (2009: £25,909m).

Loans and Advances at Amortised Cost

Gross loans and advances to customers and banks at amortised cost increased 1% (£6,018m) to £478,173m (2009: £472,155m) with a 10% rise in the retail portfolios offset by a 6% fall in wholesale. Included in this balance are settlement balances of £27,112m (2009: £25,825m) and cash collateral balances of £29,374m (2009: £29,847m). The principal drivers for this increase were:

–	UK Retail Banking where loans and advances increased 12% to £117,689m (2009: £105,066m), due to increased lending in Home Finance and the acquisition of Standard Life Bank at the beginning of 2010;

–

Western Europe Retail Banking where loans and advances increased 6% to £44,500m, which primarily reflected growth in Italian mortgages partially offset by the depreciation in the value of the Euro against Sterling;

–	Absa where loans and advances increased 14% to £42,725m (2009: £37,365m), reflecting appreciation in the value of the Rand against Sterling; and

–	Barclays Wealth where loans and advances increased 22% to £16,468m (2009: £13,467m) primarily due to growth in High Net Worth lending.

These increases were partially offset by decreases in:

–

Barclays Capital where loans and advances decreased 8% to £152,711m (2009: £165,624m) due to a reduction in borrowings partially offset by a net depreciation in the value of Sterling relative to other currencies; and

–	Barclays Corporate where loans and advances decreased by 6% to £68,632m (2009: £73,007m), principally due to lower customer demand in the UK & Ireland business.

Analysis of loans and advances
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Impairment charges £m	Loan loss rates bps
As at 31st December 2010
Wholesale - customers (excluding loan to Protium)	197,431	4,969	192,462	11,716	5.9%	1,815	92
Wholesale - banks	37,847	48	37,799	35	0.1%	(18)	(5)
Total wholesale (excluding loan to Protium)	235,278	5,017	230,261	11,751	5.0%	1,797	76
Loan to Protium	7,560	532	7,028	7,560	100.0%	532	704
Total wholesale	242,838	5,549	237,289	19,311	8.0%	2,329	96
Retail - customers	235,335	6,883	228,452	12,571	5.3%	3,296	140
Total retail	235,335	6,883	228,452	12,571	5.3%	3,296	140
Loans and advances at amortised cost (excluding loan to Protium)	470,613	11,900	458,713	24,322	5.2%	5,093	108
Loans and advances at amortised cost	478,173	12,432	465,741	31,882	6.7%	5,625	118
Loans and advances held at fair value	24,522	n/a	24,522
Total loans and advances	502,695	12,432	490,263

As at 31st December 2009
Wholesale - customers	217,470	4,616	212,854	10,982	5.0%	3,428	158
Wholesale - banks	41,196	61	41,135	57	0.1%	11	3
Total wholesale	258,666	4,677	253,989	11,039	4.3%	3,439	133
Retail - customers	213,489	6,119	207,370	11,503	5.4%	3,919	184
Total retail	213,489	6,119	207,370	11,503	5.4%	3,919	184
Loans and advances at amortised cost	472,155	10,796	461,359	22,542	4.8%	7,358	156
Loans and advances held at fair value	25,909	n/a	25,909
Total loans and advances	498,064	10,796	487,268

Risk management Credit risk management continued

Loans and advances at amortised cost net of impairment allowances, by industry sector and geography
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £ m	Total £m
As at 31st December 2010
Financial institutions	23,184	25,173	53,191	3,786	18,677	124,011
Manufacturing	6,591	4,160	704	1,193	2,118	14,766
Construction	3,607	1,258	5	739	254	5,863
Property	13,356	2,895	493	4,706	1,357	22,807
Government	533	1,159	324	2,217	2,068	6,301
Energy and water	2,181	3,090	2,092	136	1,732	9,231
Wholesale and retail distribution and leisure	11,441	2,444	509	1,646	1,317	17,357
Business and other services	15,185	4,358	979	2,841	2,865	26,228
Home loans	104,872	36,979	28	24,911	1,265	168,055
Cards, unsecured loans and other personal lending	26,255	7,499	6,765	3,755	2,394	46,668
Other	8,023	4,629	766	8,483	2,553	24,454
Net loans and advances to customers and banks	215,228	93,644	65,856	54,413	36,600	465,741

As at 31st December 2009
Financial institutions	26,194	26,815	57,442	4,295	15,077	129,823
Manufacturing	8,407	5,327	773	1,398	2,292	18,197
Construction	3,503	1,380	7	850	192	5,932
Property	13,424	4,129	412	4,154	1,124	23,243
Government	913	770	360	3,072	4,111	9,226
Energy and water	2,447	3,878	2,333	156	1,909	10,723
Wholesale and retail distribution and leisure	12,610	2,362	720	1,690	1,774	19,156
Business and other services	16,359	4,774	1,708	3,997	2,765	29,603
Home loans	90,840	35,644	19	21,596	1,000	149,099
Cards, unsecured loans and other personal lending	24,999	6,737	6,672	813	1,354	40,575
Other	9,003	5,224	1,046	7,862	2,647	25,782
Net loans and advances to customers and banks	208,699	97,040	71,492	49,883	34,245	461,359

Group wholesale loans and advances held at fair value by industry sector

Total loans and advances held at fair value were £24,522m (2009: £25,909m), principally relating to Barclays Corporate and Barclays Capital. Barclays Corporate loans and advances held at fair value, which comprise lending to property, government and business and other services, were £14,401m (2009: £13,074m). Movements in the fair value of these loans are substantially offset by fair value movements on hedging instruments. Barclays Capital loans and advances held at fair value were £9,987m (2009: £12,835m). Included within this balance is £4,712m relating to credit market exposures, the majority of which is made up of commercial real estate loans, £5,275m primarily comprising loans to financial institutions and business and other services.

Loans and advances held at fair value by industry sector As at 31st December	2010 £ m	2009 £ m
Financial institutions	2,125	3,543
Manufacturing	347	1,561
Construction	249	237
Property	11,934	11,490
Government	5,088	5,024
Energy and water	370	241
Wholesale and retail distribution and leisure	800	664
Business and other services	3,246	2,793
Other	363	356
Total	24,522	25,909

Impairment allowances

Impairment allowances increased £1,636m to £12,432m (2009: £10,796m), reflecting increased impairment charges against delinquent assets across the majority of retail businesses as they flowed into later cycles, higher impairment charges against the Spanish property sectors, reflected in Barclays Corporate – Continental Europe, and a charge relating to the Protium loan in Barclays Capital. Amounts written off increased £930m to £4,310m (2009: £3,380m) with higher write offs across the majority of businesses.

Movements in allowance for impairment by asset class (audited)
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m
2010
Loans and advances to banks	61	–	–	(1)	(11)	17	(18)	48
Loans and advances to customers:
Home loans	639	18	(54)	63	(134)	6	316	854
Credit card receivables	2,309	74	(100)	50	(1,374)	77	1,405	2,441
Other personal lending	2,908	–	(47)	45	(1,059)	37	1,243	3,127
Wholesale and corporate	4,558	(14)	(6)	148	(1,547)	40	2,432	5,611
Finance lease receivables	321	–	(6)	26	(185)	24	171	351
Total loans and advances to customers	10,735	78	(213)	332	(4,299)	184	5,567	12,384
Total impairment allowance	10,796	78	(213)	331	(4,310)	201	5,549	12,432

2009
Loans and advances to banks	51	–	–	(11)	–	10	11	61
Loans and advances to customers:
Home loans	321	19	(59)	46	(82)	3	391	639
Credit card receivables	1,445	415	(79)	(28)	(1,009)	78	1,487	2,309
Other personal lending	1,869	–	(26)	(89)	(633)	21	1,766	2,908
Wholesale and corporate	2,699	–	(15)	(48)	(1,538)	28	3,432	4,558
Finance lease receivables	189	–	(6)	3	(118)	10	243	321
Total loans and advances to customers	6,523	434	(185)	(116)	(3,380)	140	7,319	10,735
Total impairment allowance	6,574	434	(185)	(127)	(3,380)	150	7,330	10,796

Risk management Credit risk management continued

Potential Credit Risk Loans

Protium

As at 31st December 2010, wholesale gross loans and advances included a £7,560m loan to Protium. Principal and interest payments have been received in accordance with contractual terms. However, following a reassessment of the expected realisation period, the loan is carried at an amount equivalent to the fair value of the underlying collateral, resulting in an impairment of £532m. Further details are provided on page 90.

Including the loan to Protium of £7,560m, the Credit Risk Loans (CRL) balance rose by 41% to £31,882m (2009: £22,542m) reflecting increases across the majority of businesses. In contrast the Group’s Potential Problem Loans (PPLs) balance fell by 24% to £2,695m (2009: £3,523m) primarily reflecting lower balances in the wholesale sector. As a consequence of the increase in CRLs and fall in PPLs, the Group Potential Credit Risk Loan (PCRL) balances increased by 33% to £34,577m (2009: £26,065m). Impairment allowances, including an allowance of £532m held against Protium, rose by 15% to £12,432m (2009: £10,796m) reflecting increases in most businesses. As a result, both the CRL and PCRL coverage ratios fell in 2010, to 39.0% (2009: 47.9%) and 36.0% (2009: 41.4%), respectively. However, these falls reflected the inclusion of the relatively lowly covered (7%) Protium loan in 2010 as, excluding Protium, coverage ratios rose in both the retail and wholesale sectors.

In light of the effect of the Protium loan and related impairment allowance on CRLs and coverage ratios, the commentary below excludes the impact of the Protium loan to allow for a more meaningful analysis of other exposures and to facilitate comparison with prior years. The tables below show figures and ratios both including and excluding the effect of Protium.

Credit Risk Loans

The Group’s Credit Risk Loans (CRLs) rose 8% to £24,322m (2009: £22,542m) reflecting increases in both the retail and wholesale sectors.

CRLs in the Wholesale portfolios increased 6% to £11,751m (2009: £11,039m) primarily due to a rise in Continental Europe reflecting the deterioration in the Spanish property sector. This was partially offset by lower balances in Barclays Capital as credit conditions led to improvements across default grades and an improvement in credit market exposures.

CRLs in the Retail portfolios rose 9% to £12,571m (2009: £11,503m) reflecting increases in Home Loans of 14% to £4,294m (2009: £3,758m) primarily due to an increase in the Sterling value of recovery balances in the Absa Home Loans portfolio as well as the acquisition of Standard Life Bank. Credit Cards, Unsecured and Other Retail Lending increased 7% to £8,277m (2009: £7,745m) reflecting higher recovery balances as accounts rolled through to later cycles in most businesses and a weak debt sale sector.

Potential Problem Loans

The Group’s Potential Problem Loans (PPLs) balance fell by 24% to £2,695m (2009: £3,523m).

PPL balances fell 26% in Wholesale portfolios to £1,970m (2009: £2,674m) mainly reflecting a decrease in Barclays Capital as a small number of counterparties moved out of the category and some balances reduced, and decreases in Continental Europe, mainly Spain, and Absa as accounts flowed in to CRL categories.

In the Retail portfolios, PPLs fell 15% to £725m (2009: £849m) primarily due to a fall of £94m in Credit Cards, Unsecured and Other Retail Lending portfolios, driven by lower balances in Barclaycard, primarily UK Secured Loans and US Cards and Western Europe Retail Bank, primarily Spain.

Potential Credit Risk Loans

Group Potential Credit Risk Loan (PCRL) balances increased 4% to £27,017m (2009: £26,065m), reflecting an increase in CRLs partially offset by a decrease in PPLs.

Total PCRL balances in the Wholesale portfolios remained broadly unchanged at £13,721m (2009: £13,713m).

PCRL balances rose in Home Loans by 13% to £4,554m (2009: £4,048m) while PCRLs in Credit Cards, Unsecured and Other Retail Lending portfolios increased 5% to £8,742m (2009: £8,304m).

Coverage Ratios

In the Wholesale portfolios, the CRL coverage ratio increased to 42.7% (2009: 42.4%), and the PCRL coverage ratio increased to 36.6% (2009: 34.1%).

The CRL coverage ratio in Home Loans increased to 19.9% (2009: 17.0%), and the PCRL coverage ratio increased to 18.8% (2009: 15.8%). The CRL coverage ratio in Credit Cards, Unsecured and Other portfolios increased to 72.8% (2009: 70.8%) and the PCRL coverage ratio increased to 69.0% (2009: 66.0%).

The CRL coverage ratios in Home Loans, Credit Cards, Unsecured and Other and Wholesale portfolios remain within typical severity rate ranges for these types of products. The Group’s CRL coverage ratio increased to 48.9% (2009: 47.9%). The PCRL coverage ratio also increased to 44.0% (2009: 41.4%).

Potential credit risk loans and coverage ratios	CRLs		PPLs		PCRLs
	2010	2009	2010	2009	2010	2009
As at 31st December	£m	£m	£m	£m	£m	£m
Home loans[a]	4,294	3,758	260	290	4,554	4,048
Credit cards, unsecured and other retail lending	8,277	7,745	465	559	8,742	8,304
Retail	12,571	11,503	725	849	13,296	12,352
Wholesale (excluding loan to Protium)	11,751	11,039	1,970	2,674	13,721	13,713
Loan to Protium[b]	7,560	–	–	–	7,560	–
Wholesale	19,311	11,039	1,970	2,674	21,281	13,713
Group (excluding loan to Protium)	24,322	22,542	2,695	3,523	27,017	26,065
Group	31,882	22,542	2,695	3,523	34,577	26,065

	Impairment allowance		CRL coverage		PCRL coverage
	2010	2009	2010	2009	2010	2009
As at 31st December	£m	£m	%	%	%	%
Home loans[a]	854	639	19.9	17.0	18.8	15.8
Credit cards, unsecured and other retail lending	6,029	5,480	72.8	70.8	69.0	66.0
Retail	6,883	6,119	54.8	53.2	51.8	49.5
Wholesale (excluding loan to Protium)	5,017	4,677	42.7	42.4	36.6	34.1
Loan to Protium[b]	532	–	7.0	–	7.0	–
Wholesale	5,549	4,677	28.7	42.4	26.1	34.1
Group (excluding loan to Protium)	11,900	10,796	48.9	47.9	44.0	41.4
Group	12,432	10,796	39.0	47.9	36.0	41.4

Notes

a	Comparative figures for Home Loans have been restated to align with externally disclosed arrears definitions.
b	Refer to page 90 for further information on Protium.

Wholesale Credit Risk

Loans and advances to customers and banks in the wholesale portfolios decreased 6% to £242,838m (2009: £258,666m), including a fall of 8% in Barclays Capital to £152,711m (2009: £165,624m) due to a reduction in borrowings offset by a net depreciation in the value of Sterling relative to other currencies. Loans and advances in Barclays Corporate fell 6% to £66,961m (2009: £71,125m), due to reduced customer demand in UK & Ireland. The 21% increase in balances to £12,188m at Absa was due to the appreciation in the value of the Rand against Sterling during 2010.

Impairment allowances increased 19% to £5,549m (2009: £4,677m) principally reflecting the increase in Barclays Corporate – Continental Europe and impairment of £532m relating to the Protium loan in Barclays Capital. Excluding the impact of the Protium loan, the credit risk loans (CRL) coverage ratio increased to 42.7% (2009: 42.4%) and the potential credit risk loans (PCRL) coverage ratio increased to 36.6% (2009: 34.1%).

In the wholesale portfolios, the impairment charge against loans and advances fell 32% to £2,329m (2009: £3,439m) mainly due to lower charges against credit market exposures in Barclays Capital. In addition there was a release in the non-credit market related loan book. This was partially offset by an increase in the Barclays Corporate impairment charge as deteriorating credit conditions in the Spanish property and construction sector led to significantly higher charges in Continental Europe, although this was partially mitigated by lower default rates and fewer single name charges in UK & Ireland and New Markets. In addition, wholesale impairment reflected £532m relating to the Protium loan in Barclays Capital.

Wholesale loans and advances net of impairment decreased 7% to £237,289m (2009: £253,989m). This is mainly made up of Barclays Capital which decreased 8% to £149,675m (2009: £162,599m) and Barclays Corporate which decreased 7% to £64,975m (2009: £69,921m).

The loan loss rate across the Group’s wholesale portfolios for 2010 was 96bps (full year 2009: 133bps), reflecting the fall in impairment. The wholesale CRL coverage ratio was 28.7% (2009: 42.4%). Excluding Protium, the wholesale CRL coverage ratio was 42.7% (2009: 42.4%).

The principal uncertainties relating to the performance of the wholesale portfolios in 2011 include the:

–	extent and sustainability of economic recovery particularly in the UK, US, Spain and South Africa;

–	potential for large single name losses and deterioration in specific sectors and geographies;

–	possible deterioration in remaining credit market exposures, including commercial real estate and leveraged finance;

–	impact of potentially deteriorating sovereign credit quality; and

–	potential impact of increasing inflation on economic growth and corporate profitability.

Wholesale loans and advances at amortised cost
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Impairment charges £m	Loans loss rates bps
As at 31st December 2010
UK Retail Banking	3,889	77	3,812	345	8.9%	80	206
Barclaycard[b]	338	5	333	7	2.1%	20	592
Barclays Africa	2,456	123	2,333	242	9.9%	28	114
Absa	12,188	239	11,949	912	7.5%	95	78
Barclays Capital (excluding loan to Protium)	145,151	2,504	142,647	5,370	3.7%	110	8
Loan to Protium	7,560	532	7,028	7,560	100.0%	532	704
Barclays Capital	152,711	3,036	149,675	12,930	8.5%	642	42
Barclays Corporate	66,961	1,986	64,975	4,591	6.9%	1,436	214
Barclays Wealth	2,884	66	2,818	218	7.6%	27	94
Head office	1,411	17	1,394	66	4.7%	1	7
Total (excluding loan to Protium)	235,278	5,017	230,261	11,751	5.0%	1,797	76
Total	242,838	5,549	237,289	19,311	8.0%	2,329	96

As at 31st December 2009
UK Retail Banking	4,002	56	3,946	247	6.2%	95	238
Barclaycard[b]	322	4	318	10	3.1%	17	528
Barclays Africa	2,991	124	2,867	227	7.6%	33	110
Absa	10,077	195	9,882	690	6.8%	67	66
Barclays Capital	165,624	3,025	162,599	6,411	3.9%	1,898	115
Barclays Corporate	71,125	1,204	69,921	3,148	4.4%	1,298	182
Barclays Wealth	3,495	43	3,452	179	5.1%	17	49
Head office	1,030	26	1,004	127	12.4%	14	137
Total	258,666	4,677	253,989	11,039	4.3%	3,439	133

Notes

a	Loans and advances to business customers in Western Europe Retail Banking are included in the Retail Loans and Advances to customers at amortised cost table on page 77.
b	Barclaycard represents corporate credit and charge cards.

Risk management Credit risk management continued

(i) Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

Barclays Capital wholesale loans and advances net of impairment decreased 8% to £149,675m (2009: £162,599m). This was driven by a reduction in corporate lending which declined 18% to £41,093m (2009: £49,849m) primarily due to a reduction in borrowings by customers partially offset by the net depreciation in the value of Sterling relative to other currencies.

Included within corporate lending and other wholesale lending portfolios are £3,787m (2009: £5,646m) of loans backed by retail mortgage collateral classified within financial institutions.

Barclays Capital wholesale loans and advances at amortised cost
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Impairment charges £m	Loan loss rates bps
As at 31st December 2010
Loans and advances to banks
Cash collateral and settlement balances	14,058	–	14,058	–	0.0%	–	–
Interbank lending	21,547	48	21,499	35	0.2%	(18)	(8)
Loans and advances to customers
Government lending	2,940	–	2,940	–	0.0%	–	–
ABS CDO Super Senior	3,537	1,545	1,992	3,537	100.0%	(137)	(387)
Corporate lending	41,891	798	41,093	1,483	3.5%	285	68
Other wholesale lending (excluding loan to Protium)	18,750	113	18,637	315	1.7%	(20)	(11)
Loan to Protium	7,560	532	7,028	7,560	100.0%	532	704
Other wholesale lending	26,310	645	25,665	7,875	29.9%	512	195
Cash collateral and settlement balances	42,428	–	42,428	–	0.0%	–	–
Total (excluding loan to Protium)	145,151	2,504	142,647	5,370	3.7%	110	8
Total	152,711	3,036	149,675	12,930	8.5%	642	42

As at 31st December 2009
Loans and advances to banks
Cash collateral and settlement balances	15,893	–	15,893	–	0.0%	–	–
Interbank lending	21,722	61	21,661	57	0.3%	14	6
Loans and advances to customers
Government lending	3,456	–	3,456	–	0.0%	–	–
ABS CDO Super Senior	3,541	1,610	1,931	3,541	100.0%	714	2,016
Corporate lending	50,886	1,037	49,849	2,198	4.3%	1,115	219
Other wholesale lending	30,347	317	30,030	615	2.0%	55	18
Cash collateral and settlement balances	39,779	–	39,779	–	0.0%	–	–
Total	165,624	3,025	162,599	6,411	3.9%	1,898	115

(ii) Analysis of Barclays Corporate Wholesale Loans and Advances at Amortised Cost

Barclays Corporate wholesale loans and advances net of impairment decreased 7% to £64,975m (2009: £69,921m). This was driven primarily by a reduction in borrowings across all three of the business’ main segments, alongside an increase in impairment allowances in Spain.

The UK & Ireland portfolios declined 6% to £52,659m (2009: £56,215m), primarily due to lower overdraft balances and asset based loans, reflecting depressed demand as UK businesses de-leverage. The Continental Europe portfolios declined 11% to £10,162m (2009: £11,453m) driven by increased impairment allowances in Spain, as well as lower revolving credit lines, term lending and mortgage loans.

Barclays Corporate wholesale loans and advances at amortised cost
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Impairment charges £m	Loan loss rates bps
As at 31st December 2010
UK & Ireland	53,308	649	52,659	1,699	3.2%	503	94
Continental Europe	11,385	1,223	10,162	2,739	24.1%	884	776
New Markets	2,268	114	2,154	153	6.7%	49	216
Total	66,961	1,986	64,975	4,591	6.9%	1,436	214

As at 31st December 2009
UK & Ireland	56,838	623	56,215	1,588	2.8%	864	152
Continental Europe	11,912	459	11,453	1,396	11.7%	309	259
New Markets	2,375	122	2,253	164	6.9%	125	526
Total	71,125	1,204	69,921	3,148	4.4%	1,298	182

Retail Credit Risk

Gross loans and advances to customers in the retail portfolios increased 10% to £235,335m (2009: £213,489m). In UK Retail Banking, the increase of 13% to £113,800m (2009: £101,064m) primarily reflected increased lending in the UK Home Finance portfolio and the acquisition of Standard Life Bank at the start of 2010. Barclays Wealth loans and advances increased 36% to £13,584m (2009: £9,972m) primarily due to growth in High Net Worth lending. Western Europe Retail Banking loans and advances to customers increased 6%, which primarily reflected growth in Italian mortgages and the acquisition of Citigroup’s credit card business in Italy, partially offset by the depreciation in the value of the Euro against Sterling. Absa balances increased 12% due to the appreciation in the value of the Rand against Sterling during 2010.

Retail impairment allowances rose 12% to £6,883m (2009: £6,119m) comprising growth of 34% in Home Loans to £854m (2009: £639m) and 10% (£549m) in Credit Cards, Unsecured and Other Retail Lending to £6,029m (2009: £5,480m) as impairment stock increased against delinquent assets flowing into later cycles.

Total retail loans and advances net of impairment were £228,452m on 31st December 2010 (2009: £207,370m), of which Home Loans were

£168,055m (2009: £149,099m), Credit Cards and Unsecured loans were £39,171m (2009: £39,012m), and Other Retail Lending were £21,226m (2009: £19,259m).

Total Home Loans net of impairment to retail customers rose by 13% to £168,055m (2009: £149,099m) principally due to an increase in the UK Home Loan portfolios within UK Retail Banking which grew 15% to £101,210m (2009: £87,943m). Home Loans represented 74% of total retail loans and advances to customers on 31st December 2010 (2009: 72%).

Credit Risk Loans

CRLs in the Retail portfolios rose 9% to £12,571m (2009: £11,503m) reflecting increases in Home Loans of 14% to £4,294m (2009: £3,758m) primarily due to an increase in recovery balances in the Sterling value of Absa Home Loans portfolio and the acquisition of Standard Life Bank. Credit Cards, Unsecured and Other Retail Lending increased 7% to £8,277m (2009: £7,745m) reflecting higher recovery balances as accounts rolled through to later delinquency cycles in most businesses and a weak debt sale market.

The CRL coverage ratios were higher at 31st December 2010 in Retail Home Loans at 19.9% (2009: 17.0%) and in Retail Credit Cards Unsecured and Other Retail Lending at 72.8%, (2009: 70.8%) but remained within typical severity rate ranges for these types of products.

Retail loans and advances at amortised cost
		Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Impairment charges £m	Loan loss rates bps
As at 31st December 2010
UK Retail Banking		113,800	1,737	112,063	3,166	2.8%	739	65
Barclaycard		29,281	2,981	26,300	3,678	12.6%	1,668	570
WE Retail Banking[a]		44,500	833	43,667	1,729	3.9%	314	71
Barclays Africa		1,962	160	1,802	177	9.0%	54	275
Absa		30,537	842	29,695	3,190	10.4%	385	126
Barclays Corporate[b]		1,671	255	1,416	301	18.0%	115	688
Barclays Wealth		13,584	75	13,509	330	2.4%	21	15
Total		235,335	6,883	228,452	12,571	5.3%	3,296	140

As at 31st December 2009
UK Retail Banking		101,064	1,587	99,477	3,262	3.2%	936	93
Barclaycard		29,460	2,670	26,790	3,392	11.5%	1,781	605
WE Retail Banking[a]		42,012	673	41,339	1,410	3.4%	334	80
Barclays Africa		1,811	138	1,673	163	9.0%	88	486
Absa		27,288	655	26,633	2,573	9.4%	500	183
Barclays Corporate[b]		1,882	340	1,542	397	21.1%	246	1,307
Barclays Wealth		9,972	56	9,916	306	3.1%	34	34
Total		213,489	6,119	207,370	11,503	5.4%	3,919	184

Analysis of retail loans and advances to customers at amortised cost net of impairment allowances
	Home loans		Credit cards and unsecured loans		Other retail lending		Total retail
As at 31st December	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
UK Retail Banking	101,210	87,943	6,500	7,329	4,353	4,205	112,063	99,477
Barclaycard	–	–	20,991	21,564	5,309	5,226	26,300	26,790
WE Retail Banking	36,395	34,506	4,756	3,511	2,516	3,322	43,667	41,339
Barclays Africa	203	142	1,598	1,520	1	11	1,802	1,673
Absa	23,988	20,492	2,447	2,282	3,260	3,859	29,695	26,633
Barclays Corporate	377	396	783	984	256	162	1,416	1,542
Barclays Wealth	5,882	5,620	2,096	1,822	5,531	2,474	13,509	9,916
Total	168,055	149,099	39,171	39,012	21,226	19,259	228,452	207,370

Notes

a	Western Europe Retail Banking includes loans and advances to business customers at amortised cost.
b	Barclays Corporate primarily includes retail portfolios in India, UAE and Russia.

Risk management Credit risk management continued

Retail Impairment

In Retail portfolios, the impairment charge against loans and advances fell 16% to £3,296m (2009: £3,919m) as a result of lower charges across all businesses. This reflected the improving economic conditions compared to 2009, particularly in the labour and housing sectors, the continuing low interest rate environment, credit actions taken and an improved collections performance. This improvement was partially offset by the impact of a fall in house prices in Spain. The largest improvement was in UK Retail Banking which decreased 21% to £739m principally due to lower charges-offs and flows into collections in unsecured loans and overdrafts. The decrease of 6% to £1,668m in Barclaycard reflected positive underlying delinquency and bankruptcy trends, most notably in the US Cards and Absa Cards portfolios.

In Barclays Corporate, the impairment of retail portfolios decreased 53% to £115m, reflecting improving delinquency performance in the Indian and UAE portfolios. In Absa, impairment fell 23% to £385m mainly as a result of improvement in the retail mortgage portfolio partially offset by the appreciation in the value of the Rand against Sterling. Impairment charges were also lower in Western Europe Retail Banking, primarily due to an improved performance in collections and lower delinquency rates in the majority of the Spanish portfolios. Impairment charges reduced in Barclays Africa as a result of an improved collections performance.

The loan loss rate across the Group’s Retail portfolios for 2010 was 140bps (2009: 184bps).

The principal uncertainties relating to the performance of the Group’s retail portfolios in 2011 include the:

–	increase in unemployment due to fiscal-tightening and other measures;

–	sustainability of economic recovery particularly in the UK, US, Spain and South Africa;

–	impact of rising inflation and the speed and extent of interest rate rises on affordability; and

–	the possibility of any further falls in residential property prices in the UK, South Africa and Western Europe.

Home Loans

The Group’s principal Home Loan portfolios consisted of UK Retail Banking (60% of the Group total), Western Europe Retail Banking (primarily Spain and Italy) (22%) and South Africa (14%). These portfolios account for 96% of the Group’s Home Loan portfolios.

Home loans principal portfolios[a]	Three month arrears[b] %	Gross charge-off rates[c] %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio[d] %
As at 31st December 2010
UK	0.3	0.5	0.7	8.6
South Africa	3.9	3.5	6.7	31.7
Spain	0.4	0.7	1.6	32.0
Italy	0.8	0.6	1.2	29.0

As at 31st December 2009
UK	0.3	0.9	0.8	4.8
South Africa	4.1	4.0	5.6	30.1
Spain	0.6	1.3	1.5	10.3
Italy	1.0	0.5	0.9	32.9

Home loans principal portfolios[a]	Average LTV on new mortgages %	New mortgages proportion above 85% LTV %	Portfolio marked to market LTV[e] %	Portfolio proportion above 85% LTV[e] %
As at 31st December 2010
UK	52	<1	43	10
South Africa	61	30	45	27
Spain[f]	61	1	58	12
Italy	59	<1	45	2

As at 31st December 2009
UK	48	1	43	14
South Africa	56	25	47	36
Spain[f]	58	<1	54	10
Italy	51	1	45	2

Notes

a	Comprising: UK: UK Retail Banking residential and buy to let mortgage portfolios; South Africa: Absa retail home loans portfolio; Spain and Italy: Retail mortgage portfolios.
b	Defined as balances greater than 90 days delinquent but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recoveries. UK three month arrears rates for 2009 have been re-stated from 1.04% to exclude balances in recoveries.
c	Defined as balances that were charged off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries.
d	Defined as impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
e	Portfolio mark-to-market based on current valuations including recoveries balances.
f	Spain mark-to-market methodology based on balance weighted approach as per Bank of Spain requirements.

In 2010 Barclays increased lending to meet customer demand, most notably in the UK, whilst maintaining a broadly stable risk appetite. Total Home Loans net of impairment to retail customers rose 13% to £168,055m (2009: £149,099m) principally due to an increase in the Home Loans portfolios within UK Retail Banking which grew 15% to £101,210m (2009: £87,943m). Home Loans represented 74% of total retail loans and advances to customers net of impairment on 31st December 2010 (2009: 72%).

Home Loans was a principal driver of retail asset growth in 2010. The growth was mainly in the UK Home Loans portfolio driven by the acquisition of Standard Life Bank and increased lending. The gross new lending in Home Loans in 2010 was £16,875m in the UK (2009: £14,180m), £1,898m in South Africa (2009: £1,583m), £1,963m in Spain (2009: £2,352m), £3,561m in Italy (2009: £2,860m).

Improvements in arrears rates during 2010 were driven by balance growth and increased customer affordability supported by the low base rate environment. The improvement in arrears rates drove lower gross charge-off rates in the majority of portfolios.

Three month arrears rates within the South African portfolio improved as debt counselling balances held in late stage delinquency cycles moved to recoveries. Recoveries as a proportion of outstanding balances increased throughout 2010 as accounts remained in recoveries for an extended period as a result of a longer time taken to realise securities due to increased debt counselling balances moving into recoveries.

The asset quality of Barclays principal Home Loan portfolios has continued to be within expectations in the current economic conditions, as a result of the moderate average LTV of the existing portfolio and the range of LTVs of new mortgage lending.

Barclays has broadly maintained its risk appetite in 2010. There has been an increase across all portfolios in the average LTV on new mortgages, offset by redemptions resulting in year end marked to market LTVs broadly remaining unchanged compared to December 2009.

The increase of average LTV for new mortgage business in the UK and Spain was driven by an increased proportion of new mortgages from house purchase as the remortgage sector contracted significantly. In South Africa, the increase was driven by targeted acquisition criteria for higher LTV lending to better quality customers with an existing banking relationship with Absa.

In the UK, buy to let mortgages comprised 6% of the total stock as at 31st December 2010.

Credit Cards and Unsecured Loans

The Group’s principal Credit Cards and Unsecured Loans portfolios are primarily comprised of UK Cards (28% of Group’s total Credit Cards and Unsecured Loans), UK Loans (14%) and US Cards (17%). These account for 59% of the Group’s Credit Cards and Unsecured Loans.

Gross new lending in 2010 for UK Cards was £2,298m (2009: £1,414m), for UK Loans was £2,212m (2009: £2,339m), and for US Cards was £4,126m (2009: £4,837m), representing the three main Credit Cards and Unsecured Loans retail portfolios in the Group. Loans and advances to customers net of impairment allowances remained broadly flat in 2010 at £39,171m (2009: £39,012m).

Three month arrears rates improved across all of Group’s largest unsecured portfolios in 2010. UK Cards arrears rates fell to 1.5% (2009: 1.8%), reflecting the impact of improving economic conditions during 2010, while UK Loans arrears rates fell to 2.6% (2009: 3.8%) and US Cards arrears rates fell to 2.5% (2009: 3.3%).

Credit cards and unsecured loans principal portfolios	One month arrears[a] %	Three month arrears[a] %	Gross charge-off rates[b] %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio[c] %
As at 31st December 2010
UK Cards	3.4	1.5	8.4	9.1	83.9
UK Loans	4.7	2.6	7.9	18.5	82.5
US Cards	4.6	2.5	12.2	8.1	93.8

As at 31st December 2009
UK Cards	4.2	1.8	7.4	8.5	81.3
UK Loans[d]	6.1	3.8	8.2	16.8	80.7
US Cards	6.1	3.3	12.2	6.4	91.7

Notes

a	Defined as balances greater than 30 or 90 days delinquent but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recovery. Percentages include accounts in forbearance programmes.
b	Defined as balances that charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries.
c	Defined as impairment allowance held against recoveries balances, expressed as a percentage of balances in recoveries.
d	UK Loans three month arrears rates for 2009 have been restated from 2.74% to align with new arrears definitions as per Group policy.

Risk management Credit risk management continued

The recoveries impairment coverage ratios as at 31st December 2010 were 83.9% for UK Cards (2009: 81.3%), 82.5% for UK Loans (2009: 80.7%), and 93.8% for US Cards (2009: 91.7%).

Recoveries impairment coverage ratio against UK Cards, UK Loans and US Cards improved during 2010.

Retail Forbearance Programmes

Barclays forbearance programmes with the largest impairment allowances were in the Credit Cards and Unsecured Loans portfolios. Forbearance programme balances and impairment coverage ratios within the Group’s principal Credit Cards and Unsecured Loans portfolios as at 31st December 2010 were:

–	UK Cards: Balances £875m, Impairment Coverage 35.1%

(2009: £942m, 28.1%);

–	UK Loans: Balances £215m, Impairment Coverage 31.7%

(2009: £202m, 18.8%); and

–	US Cards: Balances £150m, Impairment Coverage 18.4%

(2009: £198m, 20.5%).

The impairment coverage of UK Cards and Loans Forbearance Programmes improved during 2010.

The impairment coverage of US Cards Forbearance Programmes decreased as a result of an improvement in portfolio mix to lower delinquency cycles, which are impaired at lower rates.

In addition, the Group has forbearance programmes on secured portfolios, principally Home Loans in the UK and South Africa, against which appropriate impairment allowances are held in line with the Group’s impairment policy. Due to the value of the security held against these loans, impairment allowances held against our UK and South African Home Loan balances in forbearance are less significant than those held against Credit Cards and Unsecured Loans in forbearance.

Other Retail Lending

Other Retail Lending net of impairment was £21,226m (2009: £19,259m). This balance primarily consisted of the Local Business portfolio in UK Retail Banking (20%), the Barclays Partner Finance (9%) and FirstPlus (16%) portfolios in Barclaycard, Absa Vehicle and Asset Finance (15%) and other secured lending portfolios in Barclays Wealth (26%).

Impairment charges on these portfolios decreased 10% to £453m (2009: £506m). Impairment charges on the Barclays Partner Finance portfolio decreased 5% to £106m (2009: £111m) and on the UK Secured Lending portfolio (FirstPlus) 31% to £112m (2009: £163m) driven by improved economic conditions, previous credit risk actions and, in the case of FirstPlus, the run-off of the portfolio. Impairment charges on the Absa Vehicle and Asset Finance portfolio decreased 12% to £73m (2009: £83m) reflecting the impact of exchange rate movements. Impairment charges on the other secured lending in Barclays Wealth reduced by 54% to £6m (2009: £13m) due to impairment in Spain in 2009 not recurring. Impairment charges on the Local Business portfolio in UK Retail Banking increased 15% to £156m (2009: £136m).

Credit Quality of Loans and Advances (audited)

All loans and advances are categorised as either:

–	neither past due nor individually impaired;

–	past due but not individually impaired; or

–	individually impaired, which includes restructured loans.

For the purposes of the disclosures:

–	A loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract.

–	The impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment. Loans subject to collective impairment allowances are included in either Neither past due but not impaired or Past due but not impaired.

–	Credit risk loans comprise loans and advances to banks and customers 90 days overdue or more and those subject to individual impairment.

–	The coverage ratio is calculated by reference to the total impairment allowance and the carrying value (before impairment) of credit risk loans.

Credit quality of loans and advances (audited)	Neither past due nor individually impaired[a] £m	Past due but not individually impaired[b] £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £ m	Credit risk loans[c] £m	Coverage ratio %
As at 31st December 2010
Trading portfolio:
Traded loans	2,170	–	–	2,170	–	2,170	–	–
Financial assets designated at fair value:
Loans and advances	22,273	79	–	22,352	–	22,352	–	–
Other financial assets	–	–	–	–	–	–	–	–
Loans and advances to banks	37,149	663	35	37,847	(48)	37,799	35	100.0
Loans and advances to customers:
Home loans	156,908	9,488	2,513	168,909	(854)	168,055	4,294	19.9
Credit card receivables	20,734	1,253	3,112	25,099	(2,441)	22,658	3,642	67.0
Other personal lending	24,363	1,975	3,397	29,735	(3,127)	26,608	3,886	80.5
Wholesale and corporate	181,473	6,746	18,010	206,229	(5,611)	200,618	19,331	29.0
Finance lease receivables	9,338	589	427	10,354	(351)	10,003	694	50.6
Total	454,408	20,793	27,494	502,695	(12,432)	490,263	31,882	39.0

As at 31st December 2009
Trading portfolio:
Traded loans	2,962	–	–	2,962	–	2,962	–	–
Financial assets designated at fair value:
Loans and advances	22,210	180	–	22,390	–	22,390	–	–
Other financial assets	557	–	–	557	–	557	–	–
Loans and advances to banks	38,859	2,280	57	41,196	(61)	41,135	57	100.0
Loans and advances to customers:
Home loans[d]	139,045	8,839	1,854	149,738	(639)	149,099	3,758	17.0
Credit card receivables	20,195	1,544	2,459	24,198	(2,309)	21,889	3,068	75.3
Other personal lending	23,796	2,175	2,372	28,343	(2,908)	25,435	3,466	83.9
Wholesale and corporate	199,800	7,598	10,088	217,486	(4,558)	212,928	11,497	39.6
Finance lease receivables	10,128	664	402	11,194	(321)	10,873	696	46.1
Total	457,552	23,280	17,232	498,064	(10,796)	487,268	22,542	47.9

Notes

a Financial assets subject to collective impairment allowance are included in this column if they are not past due.

b Financial assets subject to collective impairment allowance are included in this column if they are past due.

c Credit risk loans include the loan to Protium of £7,560m against which an impairment of £532m is held.

d Comparative figures for Home loans have been restated to align with externally disclosed arrears definitions.

Risk management Credit risk management continued

Credit quality of loans and advances neither past due nor individually impaired (audited)
	2010				2009
As at 31st December	Strong £m	Satisfactory £m	Higher risk £m	Total £m	Strong £m	Satisfactory £m	Higher risk £m	Total £m
Trading portfolio:
Traded loans	352	1,203	615	2,170	1,366	1,290	306	2,962
Financial assets designated at fair value:
Loans and advances	17,496	2,100	2,677	22,273	15,909	3,809	2,492	22,210
Other financial assets	–	–	–	–	261	–	296	557
Loans and advances to banks	35,666	1,360	123	37,149	35,825	2,492	542	38,859
Loans and advances to customers:
Home loans	85,351	69,784	1,773	156,908	66,831	69,890	2,324	139,045
Credit card receivables	–	20,538	196	20,734	–	20,038	157	20,195
Other personal lending	5,555	16,130	2,678	24,363	3,417	18,108	2,271	23,796
Wholesale and corporate	115,783	59,921	5,769	181,473	119,764	70,132	9,904	199,800
Finance lease receivables	3,684	5,228	426	9,338	2,664	7,082	382	10,128
Total loans and advances	263,887	176,264	14,257	454,408	246,037	192,841	18,674	457,552

For the purposes of the analysis of credit quality, the following internal measures of credit quality have been used:

	Retail lending	Wholesale lending
Financial statements description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05%	1-3
		0.05-0.15%	4-5
		0.15-0.30%	6-8
		0.30-0.60%	9-11
Satisfactory	0.60-10.00%	0.60-2.15%	12-14
		2.15-11.35%	15-19
Higher risk	10.00%+	11.35%+	20-21

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

For the purposes of this analysis an asset is considered past due and included below when any payment due under strict contractual terms is received late or missed. The amount included is the entire financial asset, not just the payment, of principal or interest or both, overdue. The table below provides a breakdown of total financial assets past due but not individually impaired. In general, retail and wholesale loans fall into this category for two separate reasons. Retail loans and advances to customers may come under this category because the impairment allowance on such loans is calculated on a collective – not individual – basis. This reflects the homogenous nature of the assets, which allows statistical techniques to be used, rather than individual assessment. In contrast, some loans to Wholesale customers and banks may come under this category because of instances where a payment on a loan is past due without requiring an individual impairment allowance. For example, an individual impairment allowance will not be required when a loss is not expected due to a corporate loan being fully secured or collateralised. As a result, it is past due but not individually impaired.

Loans and advances past due but not individually impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Of which credit risk loans £m
As at 31st December 2010
Financial assets designated at fair value:
Loans and advances	–	–	70	1	8	79	–
Loans and advances to banks	663	–	–	–	–	663	–
Loans and advances to customers:
Home loans	4,915	1,875	917	1,381	400	9,488	1,781
Credit card receivables	214	156	353	441	89	1,253	530
Other personal lending	422	672	392	362	127	1,975	489
Wholesale and corporate	4,104	788	533	620	701	6,746	1,321
Finance lease receivables	175	80	67	266	1	589	267
Total loans and advances to customers	9,830	3,571	2,262	3,070	1,318	20,051	4,388
Total financial assets past due but not individually impaired	10,493	3,571	2,332	3,071	1,326	20,793	4,388

As at 31st December 2009
Financial assets designated at fair value:
Loans and advances	170	–	1	–	9	180	–
Loans and advances to banks	2,280	–	–	–	–	2,280	–
Loans and advances to customers:
Home loans	4,849	1,453	633	1,403	501	8,839	1,904
Credit card receivables	501	214	220	459	150	1,544	609
Other personal lending	369	295	417	413	681	2,175	1,094
Wholesale and corporate	5,403	292	494	866	543	7,598	1,409
Finance lease receivables	186	86	98	282	12	664	294
Total loans and advances to customers	11,308	2,340	1,862	3,423	1,887	20,820	5,310
Total financial assets past due but not individually impaired	13,758	2,340	1,863	3,423	1,896	23,280	5,310

Loans and advances individually assessed as impaired (audited)	2010			2009
As at 31st December	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m
Total loans and advances to banks individually impaired	35	(31)	4	57	(49)	8
Loans and advances to customers:
Home loans	2,513	(627)	1,886	1,854	(317)	1,537
Credit card receivables	3,112	(2,025)	1,087	2,459	(1,690)	769
Other personal lending	3,397	(2,075)	1,322	2,372	(1,531)	841
Wholesale and corporate	18,010	(4,986)	13,024	10,088	(3,837)	6,251
Finance lease receivables	427	(265)	162	402	(233)	169
Total loans and advances individually impaired	27,494	(10,009)	17,485	17,232	(7,657)	9,575
Collective impairment allowance		(2,423)			(3,139)
Total impairment allowance		(12,432)			(10,796)

Risk management Credit risk management continued

Renegotiated loans and advances (audited)

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

Collateral and other credit enhancements held (audited)

Financial assets that are past due or individually assessed as impaired may be partially or fully collateralised or subject to other forms of credit enhancement.

Assets in these categories subject to collateralisation are mainly corporate loans, Home Loans and finance lease receivables. Credit card receivables and other personal lending are generally unsecured (although in some instances a charge over the borrower’s property or other assets may be sought).

Corporate loans (audited)

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

Home loans (audited)

Home loans are secured by a fixed charge over residential property. The estimated fair value of collateral held as at 31st December 2010 in respect of Home Loans that are past due or individually assessed as impaired was £10,057m (2009: £9,628m).

Collateral held reflects the Group’s interest in the property in the event of default. That held in the form of charges against residential property in the UK is restricted to the outstanding loan balance. In other territories, where the Group is not obliged to return any sale proceeds to the mortgagee, the full estimated fair value has been included.

Finance lease receivables (audited)

The net investment in the lease is secured through retention of legal title to the leased assets.

Collateral and other credit enhancements obtained (audited)

The carrying value of assets held by the Group as at 31st December 2010 as a result of the enforcement of collateral was as follows:

Assets received (audited)	2010	2009
As at 31st December	Carrying amount £m	Carrying amount £m
Residential property	71	71
Commercial and industrial property	14	66
Other credit enhancements	210	248
Total	295	385

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

Debt Securities

Credit Quality of Debt Securities (audited)

Trading portfolio assets, financial assets designated at fair value and available for sale assets are measured on a fair value basis. The fair value will reflect, among other things, the credit risk of the issuer.

Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor’s or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

Included in the table below are impaired available for sale debt securities with a carrying value at 31st December 2010 of £358m (2009: £265m), after a write down of £583m (2009: £692m). Collateral is not generally obtained directly from the issuers of debt securities. Certain debt securities may be collateralised by specifically identified assets that would be obtainable in the event of default.

Debt securities and other bills increased by £20.5bn, with the most significant increases relating to investment grade government securities. Securities rated as sub-investment grade increased by £2.1bn, reflecting the receivable arising as part of the acquisition of the North American business of Lehman Brothers, moving from loans and advances to available for sale assets.

Securities rated as investment grade amounted to 93.0% of the portfolio (2009: 91.8%). An analysis of the credit quality of the Group’s debt securities is set out below:

Debt securities (audited)	2010				2009
As at 31st December	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Trading portfolio	130,744	6,663	1,833	139,240	119,138	5,346	2,036	126,520
Financial assets designated at fair value	942	644	332	1,918	2,200	1,791	16	4,007
Available for sale financial investments	55,107	2,022	2,500	59,629	44,233	5,055	519	49,807
Total debt securities	186,793	9,329	4,665	200,787	165,571	12,192	2,571	180,334
% of total	93.0%	4.7%	2.3%	100.0%	91.8%	6.8%	1.4%	100.0%

Debt securities					2010		2009
As at 31st December					£m	%	£m	%
Of which issued by:
Governments and other public bodies					107,922	53.7%	88,083	48.8%
US agency					30,048	15.0%	23,924	13.3%
Mortgage and asset-backed securities					13,993	7.0%	17,826	9.9%
Corporate and other issuers					47,321	23.6%	41,641	23.1%
Bank and building society certificates of deposit					1,503	0.7%	8,860	4.9%
Total					200,787	100.0%	180,334	100.0%

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

Government securities	2010	2009	2008
As at 31st December	Book value £m	Book value £m	Book value £m
United States	25,553	17,356	17,165
United Kingdom	21,999	6,892	8,193
Japan	7,210	7,609	9,092
Spain	6,573	4,948	3,647
Italy	6,443	6,297	6,091
Germany	3,008	9,698	5,832

Risk management Credit risk management continued

Derivatives (audited)

The Group’s use of derivative contracts is outlined on page 212.

The Group is exposed to credit risk on derivative contracts, which arises as a result of counterparty credit risk and movements in the fair value of credit derivatives. The Group’s exposure to counterparty risk is affected by the nature of the trades, the credit worthiness of the counterparty, and netting and collateral arrangements. Details of credit derivatives are disclosed on page 212.

Nature of derivative trades

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

Counterparty credit quality

The credit quality of the Group’s derivative assets according to the credit quality of the counterparty at 31st December 2010 and 2009 was as follows:

Credit quality (audited)	2010				2009
As at 31st December	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Derivatives	401,242	15,598	3,479	420,319	399,534	15,565	1,716	416,815
	95.5%	3.7%	0.8%	100.0%	95.9%	3.7%	0.4%	100.0%

Netting and collateral arrangements

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

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

– the entity has a legally enforceable right to set off the recognised amounts; and

– the entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

This results in Gross derivative assets of £420bn (2009: £417bn).

Under US GAAP, netting is also permitted, regardless of the intention to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets	Gross assets £m	Counterparty netting £m	Net exposure £m
As at 31st December 2010
Foreign exchange	60,494	49,405	11,089
Interest rate	272,386	224,124	48,262
Credit derivatives	47,017	39,786	7,231
Equity and stock index	14,586	10,523	4,063
Commodity derivatives	25,836	16,629	9,207
	420,319	340,467	79,852
Total collateral held			37,289
Net exposure less collateral			42,563

As at 31st December 2009
Foreign exchange	51,775	45,391	6,384
Interest rate	261,211	213,446	47,765
Credit derivatives	56,295	48,774	7,521
Equity and stock index	17,784	13,330	4,454
Commodity derivatives	29,750	21,687	8,063
	416,815	342,628	74,187
Total collateral held			31,471
Net exposure less collateral			42,716

Derivative asset exposures would be £378bn (2009: £374bn) lower than reported under IFRS if netting were permitted for assets and liabilities subject to enforceable counterparty netting arrangements or for which we hold cash collateral. Derivative liabilities would be £362bn (2009: £363bn) lower reflecting counterparty netting and collateral placed.

Exposure relating to derivatives, repurchase agreements, reverse repurchase agreements, stock borrowing and loan transactions is calculated using internal FSA approved models. These are used as the basis to assess both regulatory capital and capital appetite and are managed on a daily basis. The methodology encompasses all relevant factors to enable the current value to be calculated and the future value to be estimated, for example: current market rates, market volatility and legal documentation (including collateral rights).

Reverse Repurchase Agreements and Other Financial Assets (audited)

Credit quality (audited)	2010				2009
As at 31st December	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Financial assets designated at fair value – Other financial assets	7,285	271	3	7,559	4,749	1,955	1,053	7,757
Reverse repurchase agreements	179,625	24,801	1,346	205,772	136,366	6,674	391	143,431
Total reverse repurchase agreements	186,910	25,072	1,349	213,331	141,115	8,629	1,444	151,188
	87.6%	11.8%	0.6%	100.0%	93.3%	5.7%	1.0%	100.0%

No reverse repurchase agreements held by the Group at 31st December 2010 or 2009 were individually impaired, however during the year, the Group wrote back £4m of impairment on reverse repurchase agreements (2009: £43m charge).

Other Credit Risk Assets (audited)

Cash and balances at central banks

Cash and balances at central banks were £97,630m (2009: £81,483m). There is a reduced level of credit risk in relation to balances at central banks.

Items in the course of collection from other banks

Items in the course of collection from other banks were £1,384m (2009: £1,593m) on which there is a reduced credit risk in light of the banking industry clearing system.

Other financial assets

Other financial assets comprise £2,824m (2009: £3,476m) of other assets and £2,542m (2009: £344m) of assets held at fair value.

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

Risk management Credit risk management continued

Risk Features in the Portfolio

Risk features in the portfolio are asset classes that are considered to be higher risk than the Group’s normal activities and are subject to a higher level of scrutiny in our management of credit risk. The main exposures at 31st December 2010 to which significant management attention is given are:

–	Barclays Capital credit market exposures; and

–	Exposures to selected Eurozone and other countries.

These are described in more detail below.

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and write downs presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in secondary markets and are therefore excluded from this disclosure.

The balances and write downs to 31st December 2010 are set out by asset class below:

Barclays Capital Credit Market Exposures[a] (audited)	As at 31st December				Year ended 31st December 2010
	2010 $m	2009 $m	2010 £m	2009 £m	Fair value (losses)/ gains £m	Impairment (charge)/ release £m	Total (losses)/ gains £m
US Residential Mortgages
ABS CDO Super Senior	3,085	3,127	1,992	1,931	–	137	137
Other US sub-prime and Alt-Ab	1,025	1,447	662	894	(43)	(11)	(54)
Monoline protection on US RMBS	–	9	–	6	(1)	–	(1)

Commercial Mortgages
Commercial real estate loans and properties owned	11,006	12,525	7,106	7,734	(110)	–	(110)
Commercial mortgage-backed securities[b]	184	352	119	218	(5)	–	(5)
Monoline protection on CMBS	18	49	12	30	40	–	40

Other Credit Market
Leveraged Finance[c]	7,636	8,919	4,930	5,507	–	(242)	(242)
SIVs, SIV-Lites and CDPCs	618	896	399	553	50	27	77
Monoline protection on CLO and other	2,541	3,443	1,641	2,126	(55)	–	(55)

Loan to Protium	10,884	12,727	7,028	7,859	–	(532)	(532)
Total	36,997	43,494	23,889	26,858	(124)	(621)	(745)

During the year ended 31st December 2010, these credit market exposures decreased £2,969m to £23,889m (2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £3,000m and total write downs of £745m, offset by foreign exchange rate movements of £776m, primarily relating to the appreciation of the US Dollar against Sterling.

In the year ended 31st December 2010, write downs comprised £621m (2009: £1,669m) of impairment charges and £124m (2009: £4,417m) of net fair value losses through income. Total write downs included an impairment charge of £532m (2009: £nil) relating to the Protium loan, losses of £75m (2009: £3,007m) against commercial mortgage positions and losses of £220m (2009: £997m) against other credit market positions, partially offset by a gain of £82m (2009: loss of £2,082m) against US residential mortgage positions.

A. US Residential Mortgages

A1. ABS CDO Super Senior

ABS CDO Super Senior positions at 31st December 2010 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables. The positions increased £61m to £1,992m (2009: £1,931m). Net exposures are stated after impairment charges, of which £137m was written back in the current year (2009: charge of £714m). There was also an increase of £87m resulting from appreciation in the value of the US Dollar against Sterling, offset by amortisation of £163m in the year. These balances equated to a 50% mark after impairment and subordination (2009: 49%).

A2. Other US Sub-Prime and Alt-A

Other US sub-prime and Alt-A positions at 31st December 2010 were £662m (2009: £894m). The decrease reflects net sales and paydowns and other movement of £214m and total write downs of £54m, partially offset by appreciation of the US Dollar against Sterling of £36m.

Notes

a	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
b	31st December 2009 comparatives have been adjusted to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.
c	Includes undrawn commitments of £264m (2009: £257m).

B. Commercial Mortgages

B1. Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages include commercial real estate loans of £5,455m (2009: £6,534m), commercial real estate properties owned of £1,651m (2009: £1,200m) and commercial mortgage-backed securities of £119m (2009: £218m).

Commercial Real Estate Loans and Properties Owned

In the year ended 31st December 2010, commercial real estate loans and properties owned decreased by £628m to £7,106m (2009: £7,734m). The decrease was driven by net sales, paydowns and restructuring of £374m in the US, £320m in the UK and Europe, and £18m in Asia, as well as losses of £110m (2009: £2,466m), of which £47m related to the US, £13m to UK and Europe, and £50m to Asia. This was offset by the appreciation in value of other currencies against Sterling of £194m.

The geographic distribution of commercial real estate loans comprised 50% UK and Europe, 45% US and 5% Asia. One large position comprised 35% of the total US commercial real estate loan balance. The remaining 65% of the US portfolio comprised 51 positions. The UK and Europe portfolio comprised 45 positions at 31st December 2010. In Europe, protection is provided by loan covenants and periodic LTV retests, which cover 77% of the portfolio. 53% of the German portfolio related to one position secured on residential assets.

Commercial real estate loans, by region				2010		2009
As at 31st December				Amount £m	Marks %	Amount £m	Marks %
US				2,454	60	2,852	62
Germany				1,729	85	1,959	84
Sweden				210	78	201	81
France				198	75	189	70
Switzerland				162	86	141	85
Spain				70	67	72	56
Other Europe				86	66	370	57
UK				285	65	429	61
Asia				261	56	321	77
Total				5,455		6,534

Commercial real estate loans, by industry	2010						2009
As at 31st December	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m	Total £m
Residential	1,139	978	–	121	111	2,349	2,439
Office	271	235	532	51	86	1,175	1,338
Hotels	534	–	5	8	–	547	846
Retail	2	376	80	–	4	462	737
Industrial	374	100	109	22	9	614	622
Leisure	–	–	–	83	–	83	140
Land	134	–	–	–	–	134	128
Mixed/others	–	40	–	–	51	91	284
Total	2,454	1,729	726	285	261	5,455	6,534

Commercial real estate properties owned, by industry						2010	2009
As at 31st December						£m	£m
Residential						82	56
Office						1,051	927
Hotels						227	126
Retail						157	–
Industrial						45	25
Leisure						36	33
Land						53	31
Mixed/others						–	2
Total						1,651	1,200

Commercial Mortgage-Backed Securities

In the year ended 31st December 2010, commercial mortgage backed securities positions decreased £99m to £119m (2009: £218m), primarily due to net sales and paydowns of £120m.

Risk management

Credit risk management continued

C. Other Credit Market

C1. Leveraged Finance

Leveraged finance loans, by region
As at 31st December	2010 £m	2009 £m
UK	4,238	4,530
Europe	789	1,051
Asia	172	165
US	6	35
Total lending and commitments	5,205	5,781
Impairment	(275)	(274)
Net lending and commitments as at 31st December	4,930	5,507

At 31st December 2010, the net exposure relating to leveraged finance loans reduced £577m to £4,930m (2009: £5,507m) reflecting net paydowns and other movements of £302m, impairment charges of £242m (2009: £396m) and the depreciation of the Euro against Sterling driving currency decreases of £33m.

C2. SIVs, SIV-Lites and CDPCs

SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 31st December 2010 exposures decreased by £139m to £391m (2009: £530m).

Credit Derivative Product Companies (CDPCs) positions at 31st December 2010 reduced by £15m to £8m (2009: £23m).

C3. Monoline Protection on CLO and Other

The table below shows Collateralised Loan Obligations (CLOs) and other assets where Barclays held protection from monoline insurers as at 31st December 2010.

By rating of the monoline	Notional £m	Fair value of underlying asset £m	Fair value exposure £m	Credit valuation adjustment £m	Net exposure £m
As at 31st December 2010
AAA/AA	7,324	6,004	1,320	(88)	1,232
Non-investment grade:
– Fair value through profit and loss	742	581	161	(105)	56
– Loans and receivables	6,578	5,873	705	(352)	353
Total	14,644	12,458	2,186	(545)	1,641

As at 31st December 2009	£m	£m	£m	£m	£m
AAA/AA	7,336	5,731	1,605	(91)	1,514
Non-investment grade:
– Fair value through profit and loss	1,052	824	228	(175)	53
– Loans and receivables	9,116	7,994	1,122	(563)	559
Total	17,504	14,549	2,955	(829)	2,126

The movement in net exposure of £485m was driven by a decrease in the fair value exposure to monoline insurers of £527m and credit valuation adjustments of £55m (2009: £528m), offset by currency appreciation of £97m.

CLO assets wrapped by non-investment grade rated monolines and classified as loans and receivables declined to a fair value of £5,873m (2009: £7,994m), following the unwinding of certain protection during the year with a notional of £2,745m. As a result, there were CLO assets with a fair value of £1,969m at 31st December 2010 (2009: £nil) no longer protected by a monoline insurer. The remaining assets continue to be measured at fair value through profit and loss.

D. Loan to Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m ($12,285m), including £5,087m ($8,384m) in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction Barclays extended a $12,641m 10 year loan to Protium.

The table below includes all assets held by Protium as collateral for the loan. At 31st December 2010, there were assets wrapped by a monoline insurer with a fair value of $4,806m (2009: $4,095m). Following the commutation of contracts with one monoline insurer in January 2011, there are no longer any assets wrapped by monoline insurers. Cash and cash equivalents at 31st December 2010 were $1,364m (2009: $688m) including cash realised from sales and paydowns and funds available to purchase third party assets. Other assets at 31st December 2010 were $811m (2009: $567m) including residential mortgage-backed securities purchased by Protium post inception and other asset-backed securities.

Principal and interest payments have been received in accordance with contractual terms. However, following a reassessment of the expected realisation period, the loan is carried at an amount equivalent to the fair value of the underlying collateral. This has resulted in an impairment charge of $824m (£532m).

The loan decreased in local currency between 31st December 2009 and 31st December 2010 primarily due to principal repayments of $993m, the impairment charge of $824m and accrued interest decreases of $26m. Interest payments of $407m were received during the year.

Protium assets	As at 31.12.10 $m	As at 31.12.09 $m	As at 16.09.09 $m	As at 31.12.10 £m	As at 31.12.09 £m	As at 16.09.09 £m
Other US sub-prime whole loans and real estate	817	1,038	1,124	528	641	682
Other US sub-prime securities	631	578	513	407	357	311
Total other US sub-prime	1,448	1,616	1,637	935	998	993

Alt-A	2,230	2,112	2,185	1,440	1,304	1,326
Monoline protection	225	3,300	4,562	145	2,038	2,768
Credit market related assets	3,903	7,028	8,384	2,520	4,340	5,087

Fair value of underlying US RMBS	519	723	655	335	447	397
Fair value of underlying CMBS	3,257	2,350	1,897	2,103	1,451	1,151
Fair value of underlying CLO and other	1,030	1,022	1,040	665	631	631
Fair value of underlying assets wrapped by monoline insurers	4,806	4,095	3,592	3,103	2,529	2,179

Cash and cash equivalents	1,364	688	250	881	425	152
Other assets	811	567	309	524	350	187

Total assets	10,884	12,378	12,535	7,028	7,644	7,605

Loan to Protium	10,884	12,727	12,641	7,028	7,859	7,669

Protium Assets

The ongoing review of Barclays financial statements by regulators includes consideration of the non-consolidation of Protium. Barclays continues to conclude that it is appropriate not to consolidate Protium within the Group financial statements. It should be noted that the Group’s results would not be materially different if Protium were to be consolidated.

Fair value disclosures equivalent to those made for Barclays own financial assets have been provided below in respect of Protium’s financial assets totalling £7,028m (2009: £7,644m), which are used to collateralise the loan from Barclays. The analysis below excludes cash and cash equivalents of £881m (2009: £425m) that are also used to collateralise the loan. The valuation techniques that would be used to measure these assets are described on pages 255 to 259. The valuations have been subject to Barclays valuation control framework, which is described on page 262.

The following table shows Protium’s financial assets measured at fair value disaggregated by valuation technique within the fair value hierarchy and by product type.

Financial assets measured at fair value	2010				2009
As at 31st December	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
Trading portfolio assets
Other US sub-prime whole loans and real estate	–	–	528	528	–	–	641	641
Other US sub-prime securities	–	35	372	407	–	51	306	357
Alt-A	–	41	1,399	1,440	–	70	1,234	1,304
Other trading portfolio assets	106	110	308	524	8	220	122	350
Fair value of underlying assets wrapped by monoline insurers	–	323	2,780	3,103	–	316	2,213	2,529
Derivative financial assets
Monoline protection	–	145	–	145	–	–	2,038	2,038
Total	106	654	5,387	6,147	8	657	6,554	7,219

Risk management

Credit risk management continued

The following table shows movements in the Level 3 balances during the year.

Analysis of movements in Level 3 financial assets	Trading portfolio assets £m	Derivative financial instruments £m	Total £m
As at 1st January 2010	4,516	2,038	6,554
Purchases	–	–	–
Sales	(14)	–	(14)
Settlements	(415)	(87)	(502)
Total gains and losses in the period recognised in the income statement	1,225	(1,805)	(580)
Transfers in/(transfers out)	75	(146)	(71)
As at 31st December 2010	5,387	–	5,387

The significant movements in the Level 3 positions during the year ended 31st December 2010 are explained below:

– Settlements represent assets that were paid in full, amortisation of principal, and payments from monoline insurers.

– Total gains and losses represent changes in the fair value of the assets, and losses due to commutation of contracts with monoline insurers.

Sensitivity analysis of valuations using unobservable inputs	2010			2009
As at 31st December	Total assets £m	Favourable changes £m	Unfavourable changes £m	Total assets £m	Favourable changes £m	Unfavourable changes £m
Trading portfolio assets
Other US sub-prime whole loans and real estate	528	75	(43)	641	112	(92)
Other US sub-prime securities	372	53	(31)	306	54	(44)
Alt-A	1,399	198	(115)	1,234	216	(178)
Other trading portfolio assets	308	5	(4)	122	6	(3)
Fair value of underlying assets wrapped by monoline insurers	2,780	166	(162)	2,213	227	(446)
Derivative financial assets
Monoline protection	–	–	–	2,038	209	(411)
Total	5,387	497	(355)	6,554	824	(1,174)

The effect of stressing the unobservable assumptions to a range of reasonably possible alternatives would be to increase the fair values by up to £0.5bn (2009: £0.8bn) or to decrease the fair values by up to £0.4bn (2009: £1.2bn) with all the potential effect impacting profit and loss.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historic data.

In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies that are used to assess the Protium assets are described on pages 260 to 262 and are consistent with that of Barclays valuation control framework.

E. Barclays Capital Credit Market Exposures by asset class

Analysis of Barclays Capital Credit Market Exposures by asset class
As at 31st December	Trading portfolio assets – debt securities £m	Financial assets designated at fair value – equity securities £m	Financial assets designated at fair value – debt securities £m	Financial assets designated at fair value – L&A £m	Derivative financial instruments £m	L&A to customers £m	Available for sale debt securities £m	Other assets £m	2010 Total £m	2009 Total £m
ABS CDO Super Senior	–	–	–	–	–	1,992	–	–	1,992	1,931
Other US Sub-prime and Alt-A	–	–	–	–	250	5	407	–	662	894
Monoline Protection on US RMBS	–	–	–	–	–	–	–	–	–	6
Commercial Real Estate Loans and Property	–	743	–	4,712	–	–	–	1,651	7,106	7,734
CMBS	154	–	–	–	(35)	–	–	–	119	218
Monoline Protection on CMBS	–	–	–	–	12	–	–	–	12	30
Leveraged Finance[a]	–	–	–	–	–	4,666	–	–	4,666	5,250
SIVs, SIV-lites and CDPCs	–	–	345	–	54	–	–	–	399	553
Monoline Protection on CLO and Other	–	–	–	–	1,641	–	–	–	1,641	2,126
Loan to Protium Finance LP	–	–	–	–	–	7,028	–	–	7,028	7,859
Total exposures	154	743	345	4,712	1,922	13,691	407	1,651	23,625	26,601

Note a Undrawn commitments of £264m (2009: £257m) are off-balance sheet and therefore not included in the table above.

Exposures to Selected Eurozone and Other Countries

The tables below show the Group’s exposures to selected countries (Spain, Italy, Portugal and Ireland), representing Eurozone countries that have a credit rating of AA or below from Standard and Poor’s and where the Group has an exposure of over £0.5bn.

The Group’s exposure to Greece, which has a sovereign credit rating of BB+, was below £0.5bn. The Group’s balance sheet exposure to Egypt was approximately £2bn, a significant proportion of which represented available for sale assets held in Treasury bills with a maturity less than one year. In addition, contingent liabilities and commitments included less than £1bn relating to Barclays Africa trade finance business in Egypt.

The balances included in the tables below represent the Group’s exposure to retail customers and wholesale customers (comprising corporates and sovereigns) in each of the respective countries.

Assets are stated gross of any trading liability positions and before any risk mitigation but net of impairment allowances and of derivative counterparty netting and collateral held.

Retail exposures	As at 31st December 2010		As at 30th June 2010
	Loans and advances at amortised cost	Contingent liabilities and commitments	Loans and advances at amortised cost	Contingent liabilities and commitments
	£m	£m	£m	£m
Spain	19,053	1,306	18,124	1,805
Italy	16,324	1,004	14,239	945
Portugal	5,813	1,384	4,978	1,162
Ireland	77	9	142	19

Retail exposures mainly related to our domestic lending in Spain, Italy and Portugal, principally residential mortgages. The credit quality of our mortgage lending in Spain and Italy reflects low LTV lending, with average mark to market LTVs at 31st December 2010 in Spain of 58% and in Italy of 45%. Credit risk loan balances in Spain and Italy increased by 22% to £832m and 15% to £553m, respectively.

Wholesale exposures	Loans and advances at amortised cost		Assets held at fair value
	Total £m	Of which Government £m	Total £m	Of which Government £m	Contingent liabilities and commitments £m
As at 31st December 2010
Spain	6,574	86	8,625	6,665	2,550
Italy	3,180	–	9,258	7,382	2,622
Portugal	2,706	7	2,495	1,207	1,739
Ireland	3,069	–	3,320	452	1,422

As at 30th June 2010
Spain	7,167	133	8,731	6,403	3,182
Italy	3,159	–	10,466	8,606	1,546
Portugal	2,405	19	2,408	1,177	1,543
Ireland	3,324	–	3,160	328	1,482

Wholesale exposures relating to Barclays Capital and Barclays Corporate activities in Spain, Italy, Portugal and Ireland cover a broad range of SME, corporate and investment banking activities, as well as Western Europe treasury operations’ holdings of sovereign and corporate bonds in those countries. Loans and advances include exposures at 31st December 2010 to the property and construction industry in Spain of £2,951m, in Portugal of £937m, in Ireland of £195m and in Italy of £71m.

Assets held at fair value primarily comprise trading portfolio assets, which are highly liquid in nature, available for sale positions in investment grade debt securities, and derivatives.

Risk management

Market risk management

All disclosures in this section (pages 94 to 105) are unaudited unless otherwise stated

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Overview (audited)

The main sources of risk are traded market risk, non-traded interest rate risk, translational foreign exchange risk and pension risk. Traded risk resides primarily in Barclays Capital while non-traded market risk resides mainly in Global Retail Banking, Barclays Corporate, Barclays Wealth and Group Treasury. Translational foreign exchange risk is managed by Group Treasury. Pension risk is managed centrally with the cost borne by respective businesses.

Barclays market risk objectives are to:

–	understand and control market risk by robust measurement and the setting of limits;

–	facilitate business growth within a controlled and transparent risk management framework;

–	ensure traded market risk resides primarily in Barclays Capital; and

–	minimise non-traded market risk.

Organisation and structure

The Board approves market risk appetite for trading and non-trading activities. The Group Market Risk Director is responsible for the Barclays Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Chief Risk Officer, the Group Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

Market Risk Committee approves, and makes recommendations concerning the market risk profile across Barclays. This includes approving Barclays Market Risk Control Framework and Group Policies; reviewing current and forward issues, limits and utilisation; and proposing risk appetite levels for the Board. The Committee is chaired by the Group Market Risk Director and attendees include the Chief Risk Officer, respective business risk managers and senior managers from Group Market Risk.

The head of each business, assisted by the business market risk management team, is accountable for all market risks associated with its activities. The head of each business market risk team is responsible for implementing the Barclays Market Risk Control Framework which sets out how market risk should be identified, measured, controlled, reported and reviewed. The Framework also outlines and references Group market risk policies.

Market risk oversight and challenge is provided by business committees, Group Committees including Market Risk Committee and the Group Market Risk team.

The chart below gives an overview of the business control structure.

Traded market risk (audited)

Traded market risk is predominantly the result of client facilitation in wholesale markets. This involves market making, offering hedge solutions, pre-hedging and assisting clients to execute large trades. Not all client trades are hedged completely, giving rise to market risk. In Barclays Capital, trading risk is measured for the trading book, as defined for regulatory purposes, and certain banking books. Barclays policy is to concentrate trading activities in Barclays Capital.

Risk measurement

Barclays uses a range of complementary technical approaches to measure and control traded market risk including: Daily Value at Risk (DVaR), Expected Shortfall, 3W, Primary and Secondary risk factor stress testing and Combined scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level.

The historical simulation methodology can be split into three parts:

–	Calculate hypothetical daily profit or loss for each position over the most recent two years, using observed daily market moves;

–	Sum all hypothetical profits or losses for day one across all positions, giving one total profit or loss. Repeat for all other days in the two-year history; and

–	DVaR is the 95th percentile selected from the two-year history of daily hypothetical total profit or loss.

Market volatility in 2010 was impacted by concerns over future economic growth and the sovereign debt crisis, but remained below the high levels observed in 2008. During 2010, the high volatility observations of 2008 rolled out of the two year DVaR historical data set and were replaced in the data time series by less volatile 2010 observations.

Barclays Capital's DVaR model has been approved by the FSA to calculate regulatory capital for certain trading book portfolios. The approval covers general market risk in interest rate, foreign exchange, commodities and equity products, and issuer specific risk for the majority of single name and portfolio traded credit products. For internal management purposes DVaR is also calculated for certain banking books as well as all trading book portfolios.

The FSA categorises a DVaR model as green, amber or red. A green model is consistent with a good working DVaR model and is achieved for models that have four or less back-testing exceptions in a 12-month period. Back-testing counts the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. For Barclays Capital's DVaR model, green model status was maintained for 2010 and 2009.

The DVaR model is regularly assessed and reviewed internally by the Group Executive Models Committee and the Barclays Capital Model Committee.

When reviewing DVaR estimates, a number of considerations should be taken into account. These are:

–	Historical simulation uses the most recent two years of past data to generate possible future market moves but the past may not be a good indicator of the future;
–	The one-day time horizon does not fully capture the market risk of positions that cannot be closed out or hedged within one day;

–	DVaR is based on positions as at close of business and consequently intra-day risk, the risk from a position bought and sold on the same day, is not captured; and

–	DVaR does not indicate the potential loss beyond the 95th percentile.

In part due to the points above, and in part due to the desire to measure risk beyond DVaR, Barclays uses additional metrics. These include Expected Shortfall, 3W, Primary risk factor stress testing, Secondary risk factor stress testing and Combined scenario stress testing.

Both Expected Shortfall and 3W metrics use the same two-year historical simulation data set as used to calculate DVaR. Expected Shortfall is the average of all one day hypothetical losses beyond the 95% confidence level DVaR while 3W is the average of the three largest one day estimated losses.

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress testing applies stress moves to key liquid risk factors for each of the major trading asset classes including interest rate, credit spread, commodity, equity and foreign exchange. Secondary stress testing applies stress moves to less liquid risks such as option volatility skew. Combined scenario stress testing applies simultaneous shocks to several risk factors, reflecting a defined extraordinary, but plausible scenario e.g. what is the estimated impact on profits of a fixed exchange rate becoming floating. This is assessed by applying respective changes on foreign exchange rates, interest rates, credit spreads and equities to the portfolio.

Risk control

Market Risk is controlled through the use of limits, where appropriate, on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level e.g. Emerging Markets. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also in place.

The total DVaR limit, risk factor DVaR limits, and 3W limit are approved by the Board Risk Committee. Primary stress limits are approved by the Chief Risk Officer and are tabled for noting by the Board Risk Committee. Compliance with limits is monitored by Barclays Capital's Market Risk team with oversight provided by Group Market Risk.

In 2010, to further improve the application of the market risk control framework, Group Market Risk initiated an ongoing programme of conformance visits to Barclays Capital business areas. These visits review both the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays Market Risk Control Framework.

The oversight and governance of Barclays Capital's market risk models was also improved in 2010. This included making the model committee more granular by having two distinct committees, one specifically for model methodology and the other specifically for data integrity and infrastructure. Group Market Risk is a member of both these committees.

Risk reporting

Barclays Capital Market Risk team produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly. These include, new for 2010, the Executive Key Risk Report (daily) and the Senior Management Significant Risk Pack (monthly). These reports summarise the positions, risks and top stresses covering interest rate, credit spread, commodity, equity and foreign exchange. Barclays Capital market risk reports are sent to Group Market Risk for review and inclusion in the Group Daily Market Risk Report.

Risk management

Market risk management continued

Analysis of traded market risk exposures (audited)

The trading environment in 2010 was characterised by weak underlying economic growth as well as unclear market direction resulting in lower client activity. In this environment, Barclays Capital's market risk exposure, as measured by average total DVaR, decreased by 31% to £53m (2009: £77m). The reduction was due to a fall in exposures reflecting the lower client activity, increased diversification, and the rolling off of the 2008 highly volatile historical data points.

The two main risk factors with material DVaR were credit spread and interest rate. The average DVaR for each of these decreased by £10m (17%) and £11m (25%) respectively. Total DVaR as at 31st December 2010 was £48m (2009: £55m).

Expected Shortfall and 3W in 2010 averaged £78m and £144m respectively representing decreases of £43m (36%) and £65m (31%) compared to 2009.

As we enter 2011, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets future economic growth against a background of fiscal pressures, accommodatory monetary policy and exogenous economic events.

Analysis of trading revenue (audited)

The histogram below shows the distribution of daily trading revenue for Barclays Capital in 2010 and 2009. Trading revenue reflects top-line incomej, excluding income from Private Equity and Principal Investments.

The average daily trading revenue in 2010 was £52m. This is £19m (27%) less than recorded for 2009 (£71m). There were 236 positive days, 15 negative days and two flat days in 2010 (2009: 247 positive, 5 negative, one flat).

The daily average, maximum and minimum values of DVaR,
Expected Shortfall and 3W (audited)	Year ended 31st December 2010			Year ended 31st December 2009
DVaR (95%)	Average £m	High [i] £m	Low [i] £m	Average £m	High [i] £m	Low [i] £m
Interest rate risk	33	50	21	44	83	23
Credit Spread risk	48	62	30	58	102	35
Commodity risk	16	25	9	14	20	11
Equity risk	14	29	6	13	27	5
Foreign exchange risk	6	15	2	8	15	3
Diversification effect	(64)	n/a	n/a	(60)	n/a	n/a
Total DVaR	53	75	36	77	119	50
Expected Shortfall	78	147	47	121	188	88
3W	144	311	72	209	301	148

Notes

a	Total DVaR peaked at £119m in March 2009.
b	Before trending down due to a decrease in credit spread exposure and interest rate exposure, reaching £58m in August 2009.
c	DVaR subsequently increased as markets began to recover and new traded credit positions were added to facilitate client trades.
d	DVaR decreased towards 2009 year-end, driven by a reduction in equity exposure and an increase in diversification. Total DVaR as at 31st December 2009 was £55m.
e	DVaR reduced to £38m, due to a reduction in credit and equity exposure assisted by an increase in diversification.
f	DVaR reached the 2010 peak (£75m) as market sentiment improved. There were increased exposures for Credit Spread, Equity and Commodities.
g	Total DVaR increased in August 2010 reaching £73m with increased exposure in Interest Rates, Credit Spread and Equity.
h	DVaR increased towards the end of the year, mainly due to an increase in equity. Total as at 31st December 2010 was £48m.
i	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.
j	Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. Credit market losses included within income at Barclays Capital for the year ended 31st December 2010 amounted to £124m (2009: £4,417m), and own credit gain for the year ended 31st December 2010 amounted to £391m (2009: loss of £1,820m). Total income at Barclays Capital for the year ended 31st December 2010 was £13,600m (2009: £11,625m). For a reconciliation of top-line income to total income for Barclays Capital, see the “Analysis of Total income” table on page 32. For more information on credit market losses see page 88 and for more information on own credit gains / losses see Note 4 to the financial statements.

Non-traded interest rate risk (audited)

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services, when the interest rate repricing date for loans (assets) is different to the repricing date for deposits (liabilities). This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not move in line with the base rate. The risk resides mainly in Global Retail Banking, Barclays Corporate, Barclays Wealth and Group Treasury.

Barclays objective is to minimise non-traded interest rate risk and this is achieved by transferring interest rate risk from the business to a local treasury or Group Treasury, which in turn hedges the net exposure with the external market. Limits exist to ensure no material risk is retained within any business or product area.

Risk measurement

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and a present value metric (Economic Value of Equity, Economic Capital, Daily Value at Risk, risk factor stress testing, scenario stress testing).

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis points increase or decrease in interest rates, subject to a minimum interest rate of 0%.

The main model assumptions are:

–	The balance sheet is kept at the current level i.e. no growth is assumed

–	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages

Economic Value of Equity (EVE) calculates the change in the present value of the banking book for a 100 basis point upward and downward rate shock. This calculation is equivalent to that of AEaR except Economic Value of Equity is a present value sensitivity while AEaR is an income sensitivity.

Economic Capital (EC) consistent models are used to measure: recruitment risk, the risk from customers not taking up their fixed rate loan offer; and prepayment risk, the risk of a customer deciding not to carry on with their fixed rate loan. Behavioural profiles are also used when modelling the balance sheet.

Daily Value at Risk (DVaR) and risk factor stress testing methodologies are consistent with those used by Barclays Capital. DVaR and stress are used by Treasuries that operate within liquid currencies such as Sterling, US Dollar and Euros while for Treasuries that operate in less liquid currencies, stress risk is the only present value metric used.

Risk control

Market Risk is controlled through the use of limits on the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits for AEaR, EVE, EC, DVaR and stress are agreed by Market Risk Committee. In 2010, a range of formal present value limits was extended to include stress and EVE limits. Compliance with limits is monitored by the respective business market risk team with oversight provided by Group Market Risk.

Market Risk is also controlled through an ongoing programme of conformance visits by both the business market risk departments and Group Market Risk. These visits review both the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays policies and standards as detailed in the Barclays Market Risk Control Framework.

The interest rate risk for balances with no defined maturity date and an interest rate that is not linked to the base rate is managed by Group Treasury. A series of continuous equity and product structural hedges is used to mitigate the interest rate risk, as described below.

Net Interest Income Sensitivity (AEaR) by currency (audited)	31st December 2010		31st December 2009
	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m
GBP	297	(377)	30	(360)
USD	(12)	(8)	(43)	14
EUR	(16)	12	(34)	–
ZAR	13	(10)	29	(27)
Others	–	–	(1)	4
Total	282	(383)	(19)	(369)
As percentage of net interest income	2.25%	(3.06% )	(0.16% )	(3.10% )

Analysis of equity sensitivity (audited)	31st December 2010		31st December 2009
	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m
Net Interest Income	282	(383)	(19)	(369)
Taxation effects on the above	(71)	96	4	86
Effect on profit for the year	211	(287)	(15)	(283)
As percentage of net profit after tax	4.64%	(6.31% )	(0.15% )	(2.75% )
Effect on profit for the year (per above)	211	(287)	(15)	(283)
Available for sale reserve	(2,051)	2,051	(527)	527
Cash flow hedge reserve	(1,298)	1,288	(929)	957
Taxation effects on the above	837	(835)	341	(347)
Effect on equity	(2,301)	2,217	(1,130)	854
As percentage of equity	(3.70% )	3.56%	(1.93% )	1.46%

Risk management

Market risk management continued

Risk reporting (audited)

Each business area is responsible for their respective market risk reports. A combination of daily and monthly risk reports are produced and used by the business. These are also sent to Group Market Risk for review and inclusion in the Group Daily Market Risk Report. A risk summary is also presented at Market Risk Committee and respective Asset and Liability Committees.

Analysis of Net Interest Income sensitivity

The table above shows the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31st December 2010 and 31st December 2009. The sensitivity has been measured using the AEaR methodology as described above. The benchmark interest rate for each currency is set as at 31st December 2010. The figures include the effect of hedging instruments but exclude banking book exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

Non-traded interest rate risk, as measured by AEaR, was £383m as at 31st December 2010, an increase of £14m compared to 31st December 2009. The 2010 and 2009 AEaR estimates both reflect the reduced spread generated on retail and commercial banking liabilities associated with a low interest rate environment. If the interest rate hedges had not been in place then the AEaR for 2010 would have been £601m (2009: £704m).

DVaR is also used to control market risk in Western Europe Retail Banking and in Group Treasury. The indicative average 2010 DVaRs were £1.6m (2009: £1.4m) for Western Europe and £0.7m (2009: £1.0m) for Group Treasury.

Margins

Analysis of net interest income For year ended 31 st December	2010 £m	2009 £m	2008 £m
Net interest income pre product structural hedge	9,038	8,654	8,845
Net interest income from product structural hedge[a]	1,403	1,364	44
Share of benefit of interest income on Group equity (including equity structural hedge)	932	799	712
Total Global Retail Banking, Absa, Barclays Corporate and Barclays Wealth	11,373	10,817	9,601
Barclays Capital net interest income[b]	1,121	1,598	1,724
Other net interest income/ (expense)	29	(497)	144
Group net interest income from continuing operations[c]	12,523	11,918	11,469

The current low interest rate environment substantially reduces the spread generated on retail and commercial banking assets, liabilities and the Group's equity. This impact is reduced, to an extent, by the Group's structural interest rate hedges, which are designed to minimise net interest margin volatility. Product structural hedges generated a gain of £1,403m (2009: gain £1,364m) converting short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate. Hedges are built on a monthly basis to achieve a targeted maturity profile, referencing term rates, which protect against margin compression where short term interest rates are lower than historical averages.

Notes

a	UK Retail Banking and Barclays Corporate were allocated £878m (2009: £837m) and £265m (2009: £266m) of this amount respectively.
b	Including share of the interest income on Group equity which includes the equity structural hedge benefit.
c	Total GRB net interest income was £7,191m (2009: £6,931m) and the GRB net interest margin was 2.27% (2009: 2.42%).

During the first half of 2010, Barclays began to extend the maturity profile of its liability product structural hedges. This increased expected revenue contribution for the year and reduced future earnings volatility. Based on the market curve as at the end of December 2010 and the on-going hedging strategy, fixed rate returns on liability structural hedges are expected to remain broadly similar over the next 2 years. Therefore, to the extent that the current low floating rates persist, the net contribution from these hedges will remain broadly stable. Any increases in short term interest rates will reduce the benefit of the hedges, although it is expected that this would be offset by enhanced product margins. The net contribution from these hedges is included in the net interest income of individual businesses.

Additionally, equity structural hedges are in place to manage the volatility in earnings on the Group's equity with the impact allocated to the businesses as part of the share of the interest income benefit on Group equity through net interest income. Equity structural hedges generated a gain of £1,788m in 2010 (2009: gain £1,162m), including net gains on disposal of gilts of approximately £500m. Due to concerns surrounding economic conditions and outlook, gilts purchased as part of the equity hedge duration extension were sold in Q3 and Q4. The duration extension process was resumed towards the end of Q4 2010 and, to date, the hedge position has been substantially rebuilt. Re-building at higher rates has limited the loss of future hedging income from the sales to approximately £140m, which will be realised over 10 years. The sale and rebuild is therefore not expected to materially impact fixed rate returns over the next 2 years.

Within the analysis of net interest income, the amount described as Other relates to the cost of subordinated debt and net funding on non- customer assets and liabilities, together with the residual benefit of interest income on Group equity, held within Head Office Functions and Other Operations. In 2009 there were additional costs of central funding activity, relating to money market dislocations, which did not reoccur in 2010.

On 1st October 2009, the Group implemented a revised internal funds pricing mechanism, which prices intra-group funding and liquidity. The effect of the mechanism is to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at Barclays internal funding rate, which is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative sources of funding, which ensures there is consistency between retail and wholesale sources. The impact of the change in mechanism on net interest margins in 2010 for GRB, Absa, Barclays Corporate and Barclays Wealth, in aggregate, was not significant, with Barclays Wealth benefiting as a result of surplus term liquidity, broadly offsetting the term asset liquidity requirement of Barclaycard.

The change in the internal funds pricing mechanism has impacted the asset and liability margins of the businesses affected. In particular, the liability margins of UK Retail Banking, Western Europe Retail Banking, Barclays Corporate and Barclays Wealth (the main deposit gathering businesses affected) have benefited from the change in approach. Conversely the asset margins of those businesses and, to a more limited extent Barclaycard, have been negatively impacted by the mechanism.

Margins are also affected by hedging activity, which is executed to minimise the net interest margin volatility. As such, the hedges provide a more constant revenue stream on liabilities generated and a more constant cost of funding for fixed rate assets generated.

Risk management

Market risk management continued

Foreign exchange risk (audited)

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

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31st December 2010 or 2009. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for the year ended 31st December 2010 or 2009.

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

During 2010, structural currency exposures net of hedging instruments increased from £12.5bn to £15.3bn as a result of hedging decisions taken in accordance with the Group’s capital ratio management strategy for foreign exchange rate movements.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non-Sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC, but can also be achieved by subsidiaries issuing capital in local currencies.

The economic hedges primarily represent the US Dollar and Euro Preference Shares and Reserve Capital Instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes. During the year €850m Reserves Capital Instruments were redeemed.

The impact of a change in the exchange rate between Sterling and any of the major currencies would be:

–	A higher or lower Sterling equivalent value of non-Sterling denominated capital resources and risk weighted assets. This includes a higher or lower currency translation reserve within equity, representing the retranslation of non-Sterling subsidiaries, branches and associated undertakings net of the impact of foreign exchange rate changes on derivatives and borrowings designated as hedges of net investments.

–	A higher or lower profit after tax, arising from changes in the exchange rates used to translate items in the consolidated income statement.

–	A higher or lower value of available for sale investments denominated in foreign currencies, impacting the available for sale reserve.

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31st December 2010
US Dollar	22,646	7,406	–	15,240	6,330	8,910
Euro	7,327	3,072	1,294	2,961	2,069	892
Rand	4,826	–	1,626	3,200	–	3,200
Japanese Yen	5,304	3,603	1,683	18	–	18
Swiss Franc	152	–	157	(5)	–	(5)
Other	3,139	–	824	2,315	–	2,315
Total	43,394	14,081	5,584	23,729	8,399	15,330

As at 31st December 2009
US Dollar	16,677	3,205	–	13,472	6,056	7,416
Euro	6,772	3,418	–	3,354	2,902	452
Rand	4,055	–	1,542	2,513	189	2,324
Japanese Yen	4,436	3,484	940	12	–	12
Swiss Franc	2,840	2,734	92	14	–	14
Other	2,983	–	677	2,306	–	2,306
Total	37,763	12,841	3,251	21,671	9,147	12,524

Other market risks

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the Pension Fund to meet the projected pension payments is maintained through investments and regular bank contributions. Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 28.

Asset management structural risk arises where the fee and commission income earned by asset management products and businesses is affected by a change in market levels, primarily through the link between income and the value of assets under management. Asset management structural risk mainly resides in Barclays Wealth. It is Barclays policy that businesses monitor and report this risk against a defined risk appetite and regularly assess potential hedging strategies.

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

The Group offers both over the counter (OTC) and exchange-traded derivatives, including swaps, options, forwards and futures and enters into physically settled contracts in base metals, power and gas, oil and related products. Physical commodity positions are held at fair value and reported in Note 12.

The fair values of physical and derivative positions are primarily determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. Further information on fair value measurement of financial instruments can be found in Note 41.

Credit risk exposures relating to commodity contracts are actively managed by the Group. Refer to the Credit Risk section for more information on the Group’s approach to credit risk management and the credit quality of derivative assets.

The tables below analyse the overall fair value of the OTC commodity derivative contracts by movement over time and contractual maturity. As at 31st December 2010 the fair value of the commodity derivative contracts reflects a gross positive fair value of £22,521m (2009: £27,134m) and a gross negative value of £22,884m (2009: £26,227m).

Movement in fair value of commodity derivative positions	2010 £m	2009 £m
Fair value of contracts outstanding as at 1st January	907	(936)
Contracts realised or otherwise settled during the period	(3,124)	1,521
Fair value of new contracts entered into during the period	(1,068)	(181)
Other changes in fair values	2,922	503
Fair value of contracts outstanding as at 31st December	(363)	907

Maturity analysis of commodity derivative fair value	2010 £m	2009 £m
Not more than one year	(1,859)	(75)
Over one year but not more than five years	977	620
Over five years	519	362
Total	(363)	907

102
Risk management Capital risk management All disclosures in this section (pages 102 to 106) are unaudited unless otherwise stated

Capital risk is the risk that the Group has insufficient capital resources to:

–	Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources.

–	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds.

–	Support its growth and strategic options.

Organisation and structure (audited)

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The Group’s capital management objectives are to maintain sufficient capital resources to:

–	ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set by the UK FSA and the US Federal Reserve;

–	ensure locally regulated subsidiaries can meet their minimum regulatory capital requirements;

–	support the Group’s Risk Appetite and Economic Capital requirements; and

–	support the Group’s credit rating.

Capital is allocated to businesses to support the Group’s strategic objectives, including optimising returns on regulatory and economic capital.

The Group Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The processes in place for delivering the Group’s capital management objectives are to:

–	establishment of internal targets for capital demand and ratios;

–	manage capital ratio sensitivity to foreign exchange movement; and

–	manage local entity regulatory capital adequacy.

In addition to the processes above, the Group Risk Oversight Committee and the Board Risk Committee annually review risk appetite and analyse the impacts of stress scenarios on the Group capital forecast (see pages 144 and 145) in order to understand and manage the Group’s projected capital adequacy.

Internal targets

To support its capital management objectives, the Group sets internal targets for its key capital ratios. Internal targets are reviewed regularly by Group Treasury Committee to take account of:

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

Injections of capital resources into Group entities are centrally controlled by the Group Treasury Committee, under authorities delegated from the Group Executive Committee. The Group’s policy is for surplus capital held in Group entities to be repatriated to Barclays Bank PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications.

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

Capital resources

Core Tier 1 capital increased by £4.4bn during 2010. £3.6bn of this increase was a result of attributable profit. In addition £1.5bn of equity was issued following the exercise of warrants and £0.7bn additional Core Tier 1 was reflected in the currency translation reserve. These were offset by net losses on available for sale equity positions, of which BlackRock, Inc. was £0.9bn, and dividends paid of £0.5bn.

Total qualifying Tier 1 Capital increased by £3.9bn during 2010 as the increase in Core Tier 1 capital was offset by the redemption of Reserve Capital Instruments of £0.7bn.

Total net capital resources	Basel II		Basel II		Basel II
	2010		2009		2008
	Barclays PLC Group £m	Barclay Bank PLC Group £m	Barclays PLC Group £m	Barclay Bank PLC Group £m	Barclays PLC Group £m	Barclay Bank PLC Group £m
Ordinary shareholders’ funds	50,858	59,174	47,277	55,925	36,618	41,202
Regulatory adjustments:	-	-	-	-	-	-
MCNs not yet converted	-	-	-	-	(3,652)	-
Available for sale reserve - debt	340	340	83	83	372	372
Available for sale reserve - equity	-	-	(309)	(335)	(122)	(63)
Cash flow hedging reserve	(152)	(152)	(252)	(252)	(132)	(132)
Defined benefit pension scheme	99	99	431	431	849	849
Adjustments for scope of regulatory consolidation	99	99	196	196	847	847

Foreign exchange on RCIs and upper Tier 2 loan stock	209	209	25	25	(231)	(231)
Adjustment for own credit	(621)	(621)	(340)	(340)	(1,650)	(1,650)
Other adjustments	(40)	(40)	144	144	305	304
Equity non-controlling interests	2,923	2,923	2,351	2,351	1,981	1,981
Less: Intangible assets	(8,326)	(8,326)	(8,345)	(8,345)	(9,964)	(9,964)

Less: Net excess of expected loss over impairment at 50%	(168)	(168)	(25)	(25)	(159)	(159)
Less: Securitisation positions at 50%	(2,360)	(2,360)	(2,799)	(2,799)	(704)	(704)

Less: Non Core Tier 1 capital issues included in shareholders’ funds	-	(7,937)	-	(8,427)	-	(8,421)
Core Tier 1 Capital	42,861	43,240	38,437	38,632	24,358	24,231

Preference shares	6,317	6,317	6,256	6,256	6,191	6,191
Reserve Capital Instruments	6,098	6,098	6,724	6,724	5,743	5,721
Tier One Notes[a]	1,046	1,046	1,017	1,017	1,086	1,086
Tax on the net excess of expected loss over impairment	(100)	(100)	8	8	46	46
Less: Material holdings in financial companies at 50%	(2,676)	(2,872)	(2,805)	(2,915)	(174)	(174)
Total qualifying Tier 1 capital	53,546	53,729	49,637	49,722	37,250	37,101

Revaluation reserves	29	29	26	26	26	26
Available for sale reserve - equity	-	-	309	335	122	122
Collectively assessed impairment allowances	2,409	2,409	2,443	2,443	1,654	1,654
Tier 2 non-controlling interests	572	572	547	547	607	607
Qualifying subordinated liabilities	-	-	-	-	-	-
Undated loan capital	1,648	1,648	1,350	1,350	6,745	6,768
Dated loan capital	16,565	16,565	15,657	15,658	14,215	14,215

Less: Net excess of expected loss over impairment at 50%	(168)	(168)	(25)	(25)	(158)	(158)

Less: Securitisation positions at 50%	(2,360)	(2,360)	(2,799)	(2,799)	(704)	(704)
Less: Material holdings in financial companies at 50%	(2,676)	(2,872)	(2,805)	(2,915)	(174)	(174)
Total qualifying Tier 2 capital	16,019	15,823	14,703	14,620	22,333	22,356

Less: Other regulatory deductions	(2,250)	(2,250)	(880)	(880)	(856)	(964)
Total net capital resources	67,315	67,302	63,460	63,462	58,727	58,493

Capital Ratios	%	%	%	%	%	%
Core Tier 1 ratio	10.8%	10.9%	10.0%	10.1%	5.6%	5.6%
Tier 1 ratio	13.5%	13.5%	13.0%	13.0%	8.6%	8.6%
Risk asset ratio	16.9%	16.9%	16.6%	16.6%	13.6%	13.5%

a	Tier 1 Notes are included in the balance sheet under subordinated liabilities.

Risk management

Capital risk management continued

Total net capital resources increased by £3.9bn during 2010 reflecting the growth in Tier 1 capital and an increase in total qualifying Tier 2 capital, primarily due to the net issuance of additional subordinated debt of £0.9bn. This was offset by an increase in other regulatory deductions for investments in non-consolidated subsidiaries and associates of £1,4bn.

As at 31st December 2010, on a Basel II basis, the Group’s Core Tier 1 ratio was 10.8% (2009:10.0%) and the Tier 1 capital ratio was 13.5% (2009:13.0%).

Risk weighted assets

Risk weighted assets increased 4% to £398bn in 2010. Year on year, there was a £22bn reduction in underlying risk weighted assets (predominantly in Barclays Capital) as a result of capital management efficiencies and reduced levels of risk and inventory. This was offset in part by both methodology and model changes, which increased risk weighted assets by approximately £28bn. Foreign exchange and other movements accounted for a further increase of £9bn.

Adjusted gross leverage

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. However, this measure is not a substitute for IFRS measures and readers should consider IFRS measures as well, such as the ratio of total assets to total shareholders equity as disclosed below.

The adjusted gross leverage was 20x as at 31st December 2010 (2009: 20x) principally as a result of a £3.9bn increase in Tier 1 Capital to £53.5bn offset by the impact of a £84.6bn increase in adjusted total tangible assets. At month ends during 2010 the ratio moved in a range from 20x to 24x, with fluctuations arising as a result of normal trading activities, primarily due to increases in reverse repurchase trading and changes in holdings of trading portfolio assets. Significant fluctuations on a monthly basis comprised:

–	an increase from 20x at December 2009 to 22x at January 2010 driven by an increase in reverse repurchase trading, holdings of trading portfolio assets, the acquisition of Standard Life Bank, and increased cash balances;

–	a step up from 21x to 23x in April resulting from an increase in reverse repurchase trading, holdings of trading portfolio assets, and a decrease in Tier 1 capital;

–	a decrease in June from 24x to 20x driven by a reduction in reverse repurchase trading and holdings of trading portfolio assets;

–	a step up in July from 20x to 23x arising from an increase in reverse repurchase trading;
–	a fall in September from 24x to 21x driven by an increase in Tier 1 capital and a reduction in reverse repurchase trading;

–	an increase from 21x to 23x in October as a result of increases in reverse repurchase trading and holdings of trading portfolio assets; and

–	a steady decrease during November and December from 23x to 20x resulting from decreases in reverse repurchase trading and holdings of trading portfolio assets and an increase in Tier 1 capital, principally reflecting the impact of increases in available for sale reserves.

The ratio of total assets to total shareholders equity was 24x as at 31st December 2010 (2009: 24x). The ratio moved within a month end range of 24x to 29x, driven by the fluctuations noted above, as well as changes in gross interest rate derivatives and settlement balances. Significant drivers of fluctuations other than those noted above comprised:

–	the increase from 24x at December 2009 to 27x at January 2010 was also affected by increases in settlement balances;

–	a step up in August from 27x to 29x arose from an increase in gross derivatives balances; and

–	the decrease in December from 27x to 24x was affected by a decrease in gross derivatives and settlement balances in addition to those movements noted above.

Group Treasury agrees adjusted tangible asset targets at a segment level to manage the Barclays balance sheet and leverage ratio. Barclays Capital’s adjusted tangible assets are managed and reviewed monthly by the Barclays Capital Balance Sheet Steering Committee which includes members of Treasury, Finance and the businesses. The Steering Committee agrees limits with each business across Barclays Capital and monitors balance sheet usage against those limits. Businesses were required to manage the balance sheet to defined limits and were not permitted to exceed them without prior approval by nominated Steering Committee members. Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

The Basel Committee of Banking Supervisors (BCBS) issued final guidelines for ‘Basel III: a global regulatory framework for more resilient banks and banking systems’ in December 2010. The guidelines include a proposed leverage metric, to be implemented by national supervisors in parallel run from 1st January 2013 (migrating to a Pillar 1 measure by 2018). The metric is the ratio of exposure to Tier 1 capital calculated on a Basel III basis, with exposure representing total assets and certain off balance sheet items, the potential future exposure on derivative contracts, less netting permitted under applicable UK regulatory rules and those assets deducted from Tier 1 capital. The final implementation of Basel III may result in the future calculation of this ratio being on a different basis. Based on our interpretation of the current BCBS proposals the Group’s Basel III leverage ratio as at 31st December 2010 would be within the proposed limit of 33x.

Regulatory capital summary (audited)	Basel II
	2010 £m	2009 £m	2008 £m
Total qualifying Tier 1 Capital	53,546	49,637	37,250
Total qualifying Tier 2 Capital	16,019	14,703	22,333
Total Deductions	(2,250)	(880)	(856)
Total net Capital resources	67,315	63,460	58,727

Risk weighted assets by risk	2010 £ m	2009 £m
Credit risk	260,998	252,054
Counterparty risk	43,863	45,450
Market risk
– Modelled – VaR	9,209	10,623
– Modelled – IDRC[a] and Non-VaR	3,769	5,378
– Standardised	48,073	38,525
Operational risk	32,119	30,623
Total risk weighted assets	398,031	382,653

Adjusted gross leverage	2010 £m	2009 £m
Total assets	1,489,645	1,378,929
Counterparty net/collateralised derivatives[5]	(377,756)	(374,099)
Assets held in respect of linked liabilities to customers under investment contracts	(1,947)	(1,679)
Net settlement balances and cash collateral	(48,108)	(25,825)
Goodwill and intangible assets	(8,697)	(8,795)
Adjusted total tangible assets	1,053,137	968,531
Total qualifying Tier 1 capital	53,546	49,637
Adjusted gross leverage[0]	20	20
Ratio of total assets to shareholders’ equity	24	24

Notes

a	IDRC - Incremental Default Risk Charge.
b	Comprising counterparty netting of £340,467m (2009: £342,628m) and collateral held of £37,289m (2009: £31,471m) as disclosed on page 87.

Risk weighted assets by business	2010 £m	2009 £m
UK Retail Banking	35,274	35,876
Barclaycard	31,913	30,566
Western Europe Retail Banking	17,269	16,811
Barclays Africa	8,003	7,649
Barclays Capital	191,275	181,117
Barclays Corporate	70,796	76,928
Barclays Wealth	12,398	11,353
Investment Management	74	73
Absa	30,398	21,410
Head Office Functions and Other Operations	631	870
Total risk weighted assets	398,031	382,653

c	As at 31st December 2010 the Group has amended the calculation of adjusted gross leverage to reflect the deduction of £20,996m cash collateral on derivative liability contracts. Applying this approach to 2009 would result in an adjusted gross leverage of 19x.

Economic capital demand

Economic capital is an internal measure of the risk profile of the bank expressed as the estimated stress loss at a 99.98% confidence level. The total amount of equity and preference capital held by the Group takes into account Economic Capital Demand and is set at an appropriate level to ensure that the Group maintains it credit rating based upon its risk profile.

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

Economic capital forms the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Notes

a	Calculated using an adjusted average over the year and rounded to the nearest £50m for presentation purposes,
b	Total period end economic capital requirement as at 31st December 2010 stood at £41,550m (2009: £40,750m).
c	Average EC charts exclude the EC calculated for pension risk (average pension risk for 2010 is £3,750m compared with £2,500m in 2009).

d	Includes Transition Businesses and capital for central function risks.
e	Includes credit risk loans.
f	Includes investments in associates, private equity risk, insurance risk, residual value and business risk. Also includes BGI related exposures post-disposal, mainly the Group’s investment in BlackRock, Inc.

Risk management

Capital risk management continued

Economic capital supply

The capital resources to support economic capital comprise adjusted shareholders’ equity including preference shares but excluding other non-controlling interests. Shareholders’ equity is adjusted for:

–	Net retirement benefits liability – representing a non-cash reduction in shareholders equity;

–	Cash flow hedging reserve – representing amounts that will be offset against the gains or losses on the hedged item when it is recognised in the income statement;

–	Available for sale reserve – representing unrealised gains and losses on available for sale securities;

–	Cumulative gains on own credit – representing cumulative gains arising on the fair value of changes in own credit; and

–	Preference shares – are included in funds to support economic capital as preference shares have been issued to optimise the long term capital base of the group.

The average supply of capital to support the economic capital framework[a]	Average 2010 £m	Average 2009 £m
Shareholders’ equity excluding non-controlling interests less goodwill[b]	41,400	28,000
Retirement benefits liability	450	800
Cash flow hedging reserve	(700)	(300)
Available for sale reserve	150	600
Cumulative gains on own credit	(450)	(1,150)
Average shareholders’ equity for economic purposes excluding goodwill	40,850	27,950
Average historical goodwill and intangible assets’	10,200	11,000
Average shareholders’ equity for economic purposes including goodwill	51,050	38,950
Preference shares	5,850	5,850
Available funds for economic capital[c]	56,900	44,800

Notes

a	Calculated using an adjusted average over the year and rounded to the nearest £50m for presentation purposes.
b	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.
c	Available funds for economic capital as at 31st December stood at £58,950m (2009: £54,600m).

Risk management

Liquidity risk management

All disclosures in this section (pages 107 to 112) are unaudited unless otherwise stated

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

Organisation and structure (audited)

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

Liquidity risk framework (audited)

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Stress tests applied under the Liquidity Framework consider a range of possible wholesale and retail factors leading to loss of financing including:

–	Maturing of wholesale liabilities;

–	Loss of secured financing and widened haircuts on remaining book;

–	Retail and commercial outflows from savings and deposit accounts;

–	Drawdown of loans and commitments;

–	Potential impact of a 2 notch ratings downgrade; and

–	Withdrawal of initial margin amounts by counterparties.

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity pool (audited)

The Group liquidity pool as at 31st December 2010 was £154bn gross (2009: £127bn) and comprised the following cash and unencumbered assets (of which £140bn are FSA eligible). The Group maintains additional liquid assets to support ongoing business requirements such as payment services. The cost of the Group liquidity pool for 2010 has been allocated on the basis of the projected stress outflows arising in each relevant business.

Composition of the Group liquidity pool (audited)	Cash and deposits with central banks £bn	Governments guaranteed bonds £bn	Governments and supranational bonds £bn	Other available liquidity £bn	Total £bn
As at 31st December 2010	96	1	46	11	154
As at 31st December 2009	81	3	31	12	127

Risk management

Liquidity risk management continued

Liquidity regulation

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. Calibration of the Group’s Liquidity Framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

The Basel Committee of Banking Supervisors (BCBS) issued its final guidelines for liquidity risk management, standards and monitoring in December 2010. These guidelines include a short term liquidity stress metric (the Liquidity Coverage Ratio (LCR)) and a longer term liquidity metric (the Net Stable Funding Ratio (NSFR)). The BCBS guidelines have yet to be implemented into European and UK law and therefore remain subject to refinement and change.

However, the Group monitors compliance against these BCBS metrics and the FSA is expected to bring its ILG metrics into line with the Basel LCR over time. Applying the expected BCBS guidelines to the Group’s liquidity position as at 31st December 2010, the relevant ratios were estimated at 80% of the LCR requirement and 94% of the NSFR requirement.

Term financing (audited)

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. As at 31st December 2009, the Group had £15bn of publicly issued term debt maturing during 2010. The corresponding figure for 2011 is £25bn. During 2010, the Group issued approximately £35bn of term funding, comprising:

–	£8bn equivalent of public senior term funding;

–	£4bn equivalent of public covered bonds/ABS;

–	£2bn equivalent of public subordinated debt; and

–	£21bn equivalent of structured notes.

This £35bn of term funding refinanced the 2010 requirement, both maturities and early repayments, as well as pre-financed some of the 2011 and 2012 maturities. Additional term funding raised in 2011 will support balance sheet growth, further extension of liability maturities and strengthening of our liquidity position.

The Group liquidity pool is sufficient to cover more than one year of wholesale maturities.

Funding structure (audited)

Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits, Barclays equity and other long term funding. Barclays Capital and, in part, Absa are funded through the wholesale secured and unsecured funding markets.

The loan to deposit and long term funding ratio improved to 77% at 31st December 2010 (2009: 81%). The loan to deposit ratio also improved to 124% at 31st December 2010 (2009:130%).

Global Retail Banking, Barclays Corporate, Barclays Wealth

and Head Office functions (audited)

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

The Global Retail Banking, Barclays Corporate, Barclays Wealth businesses, together with Head Office functions, do not rely on short term wholesale funding. Rather, these businesses are funded through a combination of customer deposits and long term debt and equity.

In order to assess the funding requirement for these businesses, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out below. As at 31st December 2010, behavioural modelling showed that expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows for each of the first five years. Maturities of net liabilities are, therefore, behaviourally expected to occur after 5 years.

Included within the ‘Not More Than 1 yr’ time bucket in the below analysis are £18.9bn of Group liquidity pool assets. These assets have a contractual maturity of greater than 1 year. However, they could be used to generate short-term cash flows, either through the sale or secured funding and so the balance has been classified as generating cash flow inflows within 1 year.

Barclays Capital (audited)

Barclays Capital manages its liquidity to be primarily funded through wholesale markets, generating sufficient liquidity to ensure that potential cash outflows in a stressed environment are covered. Much of the short term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. 66% (2009: 73%) of the inventory is funded on a secured basis. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below.

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short term deposits that are placed within the Group liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 26 months at 31st December 2009 to at least 30 months at 31st December 2010.

Absa (audited)

Absa operates in a market with structural dependence on wholesale funding sources. This dependence is a function of customer behaviours in relation to savings in South Africa as a whole, where there is a higher concentration of cash in investment funds than in bank savings. This structural shortfall relating to bank savings is transparent and carefully monitored.

Behavioural maturity profile of assets and liabilities (audited)	Cash inflow/(outflow)
	Funding surplus £bn	Not more than 1yra £bn	Over 1yr but not more than 2yrs £bn	Over 2yrs but not more than 3yrs £bn	Over 3yrs but not more than 4yrs £bn	Over 4yrs but not more than 5yrs £bn	Over 5yrs £bn
As at 31st December 2010	89.9	4.7	17.7	30.1	10.4	2.2	(155.0)
As at 31st December 2009	94.5	(10.2)	17.8	21.2	7.8	1.8	(132.9)

Secured funding by asset class (audited)	Govt %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 31st December 2010	64	7	9	3	7	7	3
As at 31st December 2009	59	7	7	6	10	8	3

Note

a	Includes £18.9bn of Group liquidity pool assets that have a contractual maturity of greater than one year but can be used to generate short-term cash flows either through sale or secured lending.

Risk management

Liquidity risk management continued

Contractual maturity of financial assets and liabilities (audited)

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

Contractual maturity of financial assets and liabilities (audited)
At 31st December 2010	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at centralbanks	96,842	788	–	–	–	–	–	–	97,630
Items in the course of collection from other banks	1,168	216	–	–	–	–	–	–	1,384
Trading portfolio assets	168,867	–	–	–	–	–	–	–	168,867
Financial assets designated at fair value	789	5,678	1,110	2,773	7,411	3,745	2,461	16,089	40,056
Derivative financial instruments	418,587	114	20	96	488	444	396	174	420,319
Loans and advances to banks	5,698	26,462	1,858	946	2,260	5	111	459	37,799
Loans and advances to customers	48,222	60,908	9,553	16,079	53,374	44,324	65,809	129,673	427,942
Reverse repurchase agreements and other similar secured lending	114	192,423	7,366	5,089	390	124	238	28	205,772
Available for sale financial investments	297	7,589	2,979	5,851	15,053	9,677	12,127	11,537	65,110
Other financial assets	–	2,040	–	–	784	–	–	–	2,824
Total financial assets	740,584	296,218	22,886	30,834	79,760	58,319	81,142	157,960	1,467,703
Other assets									21,942
Total assets									1,489,645
Liabilities
Deposits from banks	5,754	65,755	2,161	2,247	739	790	249	280	77,975
Items in the course of collection due to other banks	1,312	9	–	–	–	–	–	–	1,321
Customer accounts	230,880	77,607	13,959	11,423	5,211	3,539	2,263	906	345,788
Repurchase agreements and other similar secured borrowing	907	216,454	4,358	2,755	739	256	59	6	225,534
Trading portfolio liabilities	72,693	–	–	–	–	–	–	–	72,693
Financial liabilities designated at fair value	1,237	17,866	6,191	6,963	21,453	18,446	13,553	10,073	95,782
Derivative financial instruments	403,163	303	72	101	390	927	286	274	405,516
Debt securities in issue	17	50,735	17,982	33,172	23,130	13,032	12,028	6,527	156,623
Subordinated liabilities	–	835	–	218	2,094	475	9,499	15,378	28,499
Other financial liabilities	–	4,295	–	–	990	–	–	–	5,285
Total financial liabilities	715,963	433,859	44,723	56,879	54,746	37,465	37,937	33,444	1,415,016
Other liabilities									12,367
Total liabilities									1,427,383
Cumulative liquidity gap	24,621	(113,020)	(134,857)	(160,902)	(135,888)	(115,034)	(71,829)	52,687	62,262

Contractual maturity of financial assets and liabilities (audited)
At 31st December 2009	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	80,592	891	–	–	–	–	–	–	81,483
Items in the course of collection from other banks	1,243	350	–	–	–	–	–	–	1,593
Trading portfolio assets	151,344	–	–	–	–	–	–	–	151,344
Financial assets designated at fair value	679	10,795	1,679	2,456	5,514	3,998	2,293	13,897	41,311
Derivative financial instruments	415,638	216	115	89	236	101	334	86	416,815
Loans and advances to banks	5,114	30,385	314	1,787	2,396	544	98	497	41,135
Loans and advances to customers	44,826	68,876	8,987	17,848	51,886	38,357	63,180	126,264	420,224
Reverse repurchase agreements and other similar secured lending	248	129,095	3,558	5,604	4,680	31	210	5	143,431
Available for sale financial investments	1,157	6,999	8,356	3,434	20,530	5,871	6,802	3,334	56,483
Other financial assets	–	2,816	–	–	660	–	–	–	3,476
Total financial assets	700,841	250,423	23,009	31,218	85,902	48,902	72,917	144,083	1,357,295
Other assets									21,634
Total assets									1,378,929
Liabilities
Deposits from banks	3,861	50,020	4,850	15,558	1,325	200	420	212	76,446
Items in the course of collection due to other banks	1,373	93	–	–	–	–	–	–	1,466
Customer accounts	205,868	86,481	8,226	11,940	2,954	3,049	2,864	1,047	322,429
Repurchase agreements and other similar secured borrowing	502	189,843	5,446	2,525	326	108	29	2	198,781
Trading portfolio liabilities	51,252	–	–	–	–	–	–	–	51,252
Financial liabilities designated at fair value	1,219	17,599	5,755	7,145	18,780	14,701	14,647	6,356	86,202
Derivative financial instruments	402,019	186	68	37	111	433	394	168	403,416
Debt securities in issue	64	43,390	17,761	19,408	29,904	11,607	7,838	5,930	135,902
Subordinated liabilities	–	173	1	27	1,234	1,375	9,871	13,135	25,816
Other financial liabilities	–	4,959	–	–	1,135	–	–	–	6,094
Total financial liabilities	666,158	392,744	42,107	56,640	55,769	31,473	36,063	26,850	1,307,804
Other liabilities									12,647
Total liabilities									1,320,451
Cumulative liquidity gap	34,683	(107,638)	(126,736)	(152,158)	(122,025)	(104,596)	(67,742)	49,491	58,478

Expected maturity dates do not differ significantly from the contract dates, except for:

–	trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology;
–	retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type; and

–	financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Risk management

Liquidity risk management continued

Contractual maturity of financial liabilities on an undiscounted basis (audited)

The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values); whereas the Group manages the inherent liquidity risk based on discounted expected cash inflows.

The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them.

Contractual maturity of financial liabilities – undiscounted (audited)	On demand £m	Within one year £ m	Over one but not more than five years £m	Over five years £m	Total £ m
At 31st December 2010
Deposits from banks	5,754	70,197	1,636	613	78,200
Items in the course of collection due to other banks	1,312	9	–	–	1,321
Customer accounts	230,880	103,119	9,169	3,446	346,614
Repurchase agreements and other similar secured borrowing	907	223,589	1,099	71	225,666
Trading portfolio liabilities	72,693	–	–	–	72,693
Financial liabilities designated at fair value	1,237	32,408	45,573	34,745	113,963
Derivative financial instruments	403,163	509	1,478	1,131	406,281
Debt securities in issue	17	103,437	39,519	26,304	169,277
Subordinated liabilities	–	1,934	5,645	26,785	34,364
Other financial liabilities	–	4,295	990	–	5,285
Total financial liabilities	715,963	539,497	105,109	93,095	1,453,664
Off-balance sheet items
Loan commitments	188,958	17,755	5,912	10,416	223,041
Other commitments	227	806	183	–	1,216
Total off-balance sheet items	189,185	18,561	6,095	10,416	224,257
Total financial liabilities and off-balance sheet items	905,148	558,058	111,204	103,511	1,677,921

At 31st December 2009
Deposits from banks	3,861	70,645	1,607	773	76,886
Items in the course of collection due to other banks	1,373	93	–	–	1,466
Customer accounts	205,868	106,991	6,898	5,488	325,245
Repurchase agreements and other similar secured borrowing	502	197,864	450	37	198,853
Trading portfolio liabilities	51,252	–	–	–	51,252
Financial liabilities designated at fair value	1,219	31,030	35,733	34,206	102,188
Derivative financial instruments	402,019	311	627	998	403,955
Debt securities in issue	64	82,215	46,055	22,243	150,577
Subordinated liabilities	–	2,101	6,295	26,842	35,238
Other financial liabilities	–	4,959	1,135	–	6,094
Total financial liabilities	666,158	496,209	98,800	90,587	1,351,754
Off-balance sheet items
Loan commitments	127,540	74,111	4,181	861	206,693
Other commitments	386	384	19	–	789
Total off-balance sheet items	127,926	74,495	4,200	861	207,482
Total financial liabilities and off-balance sheet items	794,084	570,704	103,000	91,448	1,559,236

Risk management

Operational risk management

All disclosures in this section (pages 137 and 138) are unaudited

Operational Risk is defined as the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group’s business activities and are typical of any large enterprise. It is not cost effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Losses from operational risks of small significance are expected to occur and are accepted as part of the normal course of business. Those of material significance are rare and the Group seeks to reduce the likelihood of these in accordance with its Risk Appetite.

Overview

The management of Operational Risk has two key objectives:

–	To minimise the impact of losses suffered in the normal course of business (expected losses) and to avoid or reduce the likelihood of suffering a large extreme (or unexpected) loss.

–	To improve the effective management of the Barclays Group and strengthen its brand and external reputation.

Barclays is committed to the management and measurement of operational risk and was granted a waiver to operate an Advanced Measurement Approach (AMA) for Operational Risk under Basel II, which commenced in January 2008. The majority of the Group calculates regulatory capital using AMA, however in specific areas we apply the Standardised approach or Basic Indicator approach. In certain joint ventures and associates, Barclays may not be able to apply the AMA.

Areas where the roll-out of AMA is still continuing and the Standardised approach is currently applied are Barclays Bank Mozambique, National Bank of Commerce (Tanzania), and the portfolio of assets purchased from Woolworths Financial Services in South Africa, Citi Cards and Standard Life Bank, while these are integrated into our infrastructure.

Areas where the Group is working towards the rollout of AMA and the Basic Indicator approach is applied are Barclays Bank PLC Pakistan, Barclays Bank LLC Russia, Barclays Investment and Loans India Limited, the ABSA Africa businesses and the ‘new-to-bank’ business activities acquired from Lehman Brothers.

Barclays works to benchmark its internal operational risk practices with peer banks and to drive the development of advanced operational risk techniques across the industry.

Structure and governance

The Operational Risk framework comprises a number of elements which allow Barclays to manage and measure its Operational Risk profile and to calculate the amount of Operational Risk capital that Barclays needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Group Operational Risk policies. This framework is implemented: vertically, through the organisational structure with all Business Units required to implement and operate an operational risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and laterally, with Group Principal Risk Owners required to ensure that the Group Operational Risk policies are reflected in the Control Framework for their Principal Risk.

Barclays operates within a robust system of internal control that enables business to be transacted and risk taken without exposure to unacceptable potential losses or reputational damage. To this end, Barclays has implemented the Group Internal Control and Assurance Framework (GICAF) which is aligned with the internationally recognised Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO).

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Front line risk managers are widely distributed throughout the Group. They service and support these areas, assisting line managers in managing their risks.

The Operational Risk Director (or equivalent) for each Business Unit is responsible for ensuring the implementation of and compliance with Group Operational Risk policies.

The Group Operational Risk Director is responsible for establishing, owning and maintaining an appropriate Group wide Operational Risk Framework and for overseeing the portfolio of Operational Risk across the Group.

The Group Operational Risk Executive Committee (GOREC) assists with the oversight of Operational Risk. GOREC is a sub-committee of the Group Risk Oversight Committee (GROC), which presents to the Board Risk Committee (BRC).

In addition, Governance and Control Committees (G&CCs) in each business monitor control effectiveness. The Group G&CC receives reports from these committees and considers Group-significant control issues and their remediation. The Group G&CC presents to the Board Audit Committee (BAC).

Business units are required to report their Operational Risks on both a regular and an event-driven basis. The reports include a profile of the material risks to their business objectives and the effectiveness of key controls, control issues of Group-level significance, operational risk events and a review of scenarios and capital. Specific reports are prepared on a regular basis for GOREC, GROC, BRC and BAC.

The Internal Audit function provides further independent review and challenge of the Group’s operational risk management controls, processes and systems and reports to the Board and senior management.

Risk management

Operational risk management continued

Operational risk management

The Barclays Operational Risk Framework is a key component of GICAF and has been designed to meet a number of external governance requirements, including Basel II and Turnbull. It also supports the Sarbanes-Oxley requirements.

The Operational Risk framework includes the following elements.

Risk Assessments

Barclays identifies and assesses all material risks within each business unit and evaluates the key controls in place to mitigate those risks.

Managers in the business units use self-assessment techniques to identify risks, evaluate the effectiveness of controls in place and assess whether the risks are effectively managed to within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to Barclays. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Risk Events

An operational risk event is any circumstance where, through the lack or failure of a control, Barclays has actually, or could have, made a loss. The definition includes situations in which Barclays could have made a loss, but in fact made a gain, as well as incidents resulting in reputational damage or regulatory impact only.

A standard threshold is used across the Group for reporting risk events and as part of our analysis we seek to identify where improvements are needed to processes or controls, to reduce the recurrence and/or magnitude of risk events.

Barclays also uses a database of external risk events which are publicly available and is a member of the Operational Risk data exchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. Barclays uses this external loss information to support and inform risk identification, assessment and measurement.

Key indicators

Key Indicators (KIs) are metrics which allow Barclays to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business. KIs are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

Key Risk Scenarios

By combining data from risk events, risk assessments and key indicators with that from audit findings, expert management judgement and other internal data sources, Barclays is able to generate Key Risk Scenarios (KRSs). These scenarios identify the most significant operational risks across the Group. The KRSs are validated at business unit and Group level to ensure that they appropriately reflect the level of operational risk the business faces.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

Reporting

The ongoing monitoring and reporting of Operational Risk is a key component of an effective Operational Risk Framework. Reports are used by the Operational Risk function and by business management to understand, monitor, manage and control operational risks and losses.

Operational risk measurement

The Operational Risk capital model uses the outputs of the risk management tools to measure Barclays operational risk exposure. KRSs are the main input to the model, which also uses the frequency and severity of operational risk losses to provide a distribution of potential losses over a year for Barclays as a whole. This process takes into account the possibility of correlations i.e. the likelihood of two key risks occurring within the same year. The model generates a regulatory capital requirement, which is determined to a level of 99.9% confidence. Once the overall level of regulatory capital for the Group has been established it is allocated, on a risk sensitive basis, to business units. This provides an incentive for the business to manage its risks within appetite levels.

Operational risk profile

A high proportion of Barclays operational risk events have a low associated financial cost and a very small proportion of operational risk events have a material impact. In 2010, 75.0% of operational losses had a value of £50,000 or less (2009: 73.3%) but accounted for 3.7% of the overall impact (2009: 3.4%). In contrast, 2.5% of the operational risk events had a value of £1 m or greater (2009: 3.9%) but accounted for 86.5% of the overall impact (2009: 87.1%).

The Group monitors trends in operational risk events by size, business unit and internal risk categories (including Principal Risk). For comparative purposes, the analysis below presents Barclays operational risk events by Basel II category. In 2010, the highest frequency of events occurred in External Fraud (42.7%) and Execution, Delivery and Process Management (39.2%). Clients, Products and Business Practices accounted for the highest proportion of losses by value, with 67.9% (2009: 8.5%). The growth in impact for this category was driven by the settlement reached with US authorities as a result of their investigation into compliance with US sanctions and US dollar payment practices. The impact of Execution, Delivery and Process Management (21.6%) and External Fraud (6.1%) reduced this year, due to one off events occurring in 2009 which were not repeated in 2010. The impact of External Fraud also reduced due to improvements made to fraud controls.

Risk management

Supervision and regulation

All disclosures in this section (pages 115 to 119) are unaudited

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

In the UK, the Financial Services Authority (FSA) remains, pending the reorganisation of the UK regulatory regime (see below), the independent body responsible for the regulation and supervision of deposit taking, life insurance, home mortgages, general insurance and investment business. Barclays Bank PLC is authorised by the FSA under the Financial Services and Markets Act 2000 to carry on a range of regulated activities within the UK and is subject to consolidated supervision by the FSA. In its role as supervisor, the FSA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The FSA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

The FSA adopts a risk-based approach to supervision. The starting point for supervision of all financial institutions is a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. This is supplemented with a rolling programme of continuous engagement on prudential and conduct matters with high impact firms, such as Barclays. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, liquidity and rules of business conduct.

The Banking Act 2009 (the Banking Act) provides a permanent regime to allow the FSA, the UK Treasury and the Bank of England to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers, including (a) the power to issue share transfer orders pursuant to which all or some of the securities issued by a bank may be transferred to a commercial purchaser or Bank of England entity; and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

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

The Financial Services Act 2010, among other things, requires the FSA to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with both effective risk management and the standards issued by the Financial Stability Board. The FSA is mandated to make rules that require authorised firms (or a sub-set of authorised firms) to draw up recovery and resolution plans and to consult with the Treasury and the Bank of England on the adequacy of firms’ plans. This Act also allows the FSA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements that may have created consumer detriment.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme – FSCS) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the Euro) are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results. Further details can be found in Note 25 (Contingent liabilities and commitments) on page 225.

Risk management

Supervision and regulation continued

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

In the United States, Barclays PLC, Barclays Bank PLC and Barclays US banking subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays Bank PLC’s branches in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Bank PLC also operates a federal agency in California that is licensed by and subject to regulation and examination by the OCC. Barclays Bank Delaware is a Delaware-chartered commercial bank subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary US federal regulator for the New York and Florida branches and also exercises umbrella regulatory authority over Barclays other US operations. The regulation of Barclays and its US banking subsidiaries imposes restrictions on the activities of Barclays, including its US banking subsidiaries and Barclays Bank PLC’s US branches and agency, as well as prudential restrictions, such as limits on extensions of credit by Barclays Bank PLC’s US branches and agency and the US banking subsidiaries to a single borrower and to Barclays subsidiaries and affiliates.

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

In addition to the direct regulation of Barclays US banking offices, Barclays US operations subject Barclays to regulation by the FRB under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956 (BHC Act). Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB. Following the transfer of ownership of Barclays Bank Delaware from Barclays Group US Inc. to Barclays Delaware Holdings, LLC, a wholly-owned subsidiary of Barclays Bank PLC, Barclays Group US Inc. is no longer a bank holding company. Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to registered bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain financial holding company status, each of Barclays PLC and Barclays Bank PLC is required to meet or exceed certain capital ratios and to be deemed to be ‘well managed’ , and Barclays Bank Delaware must meet certain capital requirements, be deemed to be ‘well managed’ and must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977.

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

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution. See Note 27 to the financial statements for further discussion of regulatory matters.

Barclays investment banking operations are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, record-keeping, the financing of customers’ purchases, procedures for compliance with US securities law, and the conduct of directors, officers and employees.

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

The credit card-related activities of the Group in the US are subject to the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (Credit CARD Act) which was enacted by Congress in May 2009 to prohibit certain credit card pricing and marketing practices for consumer credit card accounts. Among the numerous provisions, which came into effect at various times through August 2010, are those that prohibit increasing rates on existing balances and over limit fees in most instances, restrict increasing fees and rates prospectively, restrict what penalty fees can be assessed, regulate how payments are to be allocated to different balances and how the billing process is to work, and revises all communications to cardholders.

Regulatory Developments

In the wake of the financial crisis there has been regulatory change that, when fully implemented, will have a substantial impact on all financial institutions, including the Group. Regulatory change is being pursued at a number of levels, globally notably through the G20, Financial Stability Board (FSB) and Basel Committee on Banking Supervision, regionally through the European Union and nationally, especially in the UK and US. It is of importance to the Group and to the banking industry generally that the various bodies work harmoniously and that a globally consistent approach is taken to banking regulation.

Global

While some of the uncertainty surrounding the nature of the future regulation of banks has been resolved, the full extent of the impact of regulatory change is not yet fully clear. Nevertheless, the programme of reform of the global regulatory framework that was agreed by G20 Heads of Government in April 2009 has advanced substantially during 2010, notably through the issue of final guidelines on Basel III capital and liquidity standards in December 2010. The requirements of Basel III will be applicable from 1st January 2013 with a number of transitional provisions that run to the end of 2018. An initial assessment of the likely impact of the Basel III capital and liquidity requirements can be found on page 108 and of the leverage requirements on page 104.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme. It is continuing to work on developing additional regulation as well as guidelines for the supervision of systemically significant institutions. A key element of the global reform programme is that systemic institutions, including globally systemic financial institutions (G-SIFIs) should be capable of being resolved without recourse to taxpayer support. The details of the future regime for systemic banks remains one of the areas of uncertainty, although the FSB has made it clear that systemically significant institutions will be required to maintain loss absorbency that is greater than the standards that are implied by Basel III. This additional loss absorbency may take the form of some combination of capital surcharge, requirements to hold contingent capital instruments and bail-in debt. Systemically significant banks will be subject to enhanced supervision and a comprehensive crisis management framework within supervisory colleges. The concept of bail-in debt may, if pursued, affect the rights of senior unsecured creditors subject to any bail-in in the event of a resolution of a failing bank. Further proposals including the identification of G-SIFIs will be developed during the first half of 2011. Barclays is likely to be considered a systemically significant institution.

The FSB is also working on approaches to the resolution of systemically significant institutions that will include the preparation of Recovery and Resolution Plans, sometimes called ‘living wills’. Further detail is awaited from the FSB and

Risk management

Supervision and regulation continued

from national regulatory bodies including the FSA, although the FSA has undertaken a pilot project with a group of large UK banks including Barclays.

While the Basel Committee on Banking Supervision has largely completed the process of setting new standards for capital and liquidity, a number of workstreams remain active that will affect the Group. These include a fundamental review of the trading book in addition to the enhanced capital requirements for trading book exposures that were implemented on 1st January 2011. The Basel Committee is also understood to be examining a regime for large exposures.

European Union

The Basel Committee’s proposals will be implemented in the EU by amendment to the Capital Requirements Directive (CRD). Formal proposals to amend the CRD are expected in the summer of 2011 which will help address some of the remaining uncertainties. In addition, other amendments are being made to the EU framework of directives, including to the Directive on Deposit Guarantee Schemes. This may affect the amounts to which the Group may be liable to fund the compensation of depositors of failed banks. The proposal also envisages that national schemes should be pre-funded. This would be a significant change for UK banks where levies are currently raised as needed after failure. The financial impact on the Group is not yet clear.

Further amendments to EU regulatory requirements are likely as the EU develops its response to the financial crisis, including the structure of the regulatory system in the EU. On 1st January 2011, a number of new bodies came into being, including a European Systemic Risk Board to monitor the financial system and advise on macroprudential actions and a European Banking Authority charged with the development of a single rulebook for banks in the EU and with enhancing co-operation between national supervisory authorities, especially in the context of the supervision of banks that operate across borders within the EU. The European Banking Authority will have the power to mediate between and override national authorities under certain circumstances. National authorities, however, remain responsible for the day-to-day supervision of financial institutions.

Other EU developments include consideration of European arrangements in respect of crisis management and the resolution of financial institutions. The European Commission issued a discussion paper in January 2011, and proposals for legislation are expected in 2011. These are likely to have an impact on the rights of shareholders and creditors of failing institutions. Proposals are also expected in relation to corporate governance, and to amend the Markets in Financial Instruments Directive which will affect many of the investment markets in which the Group operates and the instruments in which it trades.

United Kingdom

The Government is reforming the structure of regulation to replace the FSA and the tripartite system that also involved the Bank of England and HM Treasury. It proposes that a Financial Policy Committee should be established in the Bank of England with responsibility for the monitoring and control of systemic risk, including the deployment of macro-prudential tools of supervision. Responsibility for prudential regulation will pass to a Prudential Regulation Authority to be established as a subsidiary of the Bank of England, while a Financial Conduct Authority (FCA) will be responsible for issues of business and market conduct and market regulation. The FCA will also be the UK listing authority. These reforms will require primary legislation to be passed by Parliament. This process is not expected to be complete before late 2012. In anticipation of the new regulatory structure, an interim Financial Policy Committee has been created and the FSA will reorganise itself into separate Prudential and Consumer and Markets business units on 4th April 2011. The Government is also considering the creation of an Economic Crime Agency to deal with serious financial crime.

On 16th June 2010, the Chancellor of the Exchequer announced the creation of the Independent Commission on Banking (ICB). The ICB has been asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition, and to make recommendations to the Government by the end of September 2011. The ICB intends to publish an interim report in April, to be followed by a further round of consultation. Although the ICB has yet to make recommendations, and it is not possible to predict what the Government’s disposition to any recommendations that are made will be, there is a possibility that the Commission could recommend change to the structure of UK banks.

The FSA continues to develop its more intrusive and assertive approach to supervision and its policy of credible deterrence in relation to enforcement that has seen significant growth in the size of regulatory fines. In anticipation of international agreement, the FSA has established and implemented capital and liquidity requirements that are substantially increased from pre-crisis levels. The Retail Distribution Review and the Mortgage Market Review will affect the economics of investment advice and home finance provision respectively. The FSA has also launched a consultation on its intention to adopt a more interventionist approach to the design of financial products and to the governance processes around the design of new products. The Government has stated that these increasingly interventionist regulatory and supervisory policies will be carried through into the FCA when it is established.

United States

The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA) was signed into law in July 2010. The Act provides for a new Financial Stability Oversight Council (FSOC), governmental resolution authority for failing non-depository financial institutions (including bank holding companies) under the aegis of the Federal Deposit Insurance Corporation, reorganisation of several of the bank supervisory agencies, a new Consumer Financial Protection Bureau (CPFB) and a federal Insurance Office. It also imposes harsher capital, liquidity and leverage requirements, as well as wide-ranging new requirements including for derivatives, hedge funds, private equity funds, credit rating agencies, debit card interchange fees and corporate governance. The full scale of the DFA’s impact on the Group remains unclear because the rules required to implement many of the provisions of DFA have, in most cases, not been implemented and, in several important areas, have yet to be proposed by the responsible agencies. Nonetheless, certain provisions of the DFA are particularly likely to have an effect on the Group. These include:

— The ability of the FSOC to make recommendations to the Federal Reserve regarding the establishment of heightened supervisory requirements and prudential standards applicable to “systematically important” entities and activities and work with all primary financial regulatory agencies to establish regulations, as necessary, to address financial stability concerns. It is not yet clear what regard the FSOC or the other agencies will have to the home country prudential regulators of non-US organisations such as the FSA, in the case of the Group;

— The so-called “Volcker Rule,” which will, once effective, significantly restrict the ability of US bank holding companies and their affiliates, and the US branches of foreign banks, to conduct proprietary trading in securities and derivatives as well as certain activities related to hedge funds and private equity funds. The Volcker Rule is likely to have a significant impact on some of the Group’s US operations. The DFA states that the Rule does not affect activities conducted “solely” outside the United States by non-US organisations, but the Federal Reserve has not indicated how it intends to interpret this exclusion in practice;

— Significant changes to the trading and regulation of derivatives and participants in the derivatives markets. Among the changes mandated by the DFA are that many types of derivatives now traded in the over-the-counter markets be traded on an exchange or swap execution facility and centrally cleared. In addition, many participants in these markets will be required to register with the US Commodity Futures Trading Commission (CFTC) as “swap dealers” or “major swap participants” and/or with the US SEC as “securities swap dealers or ”major securities swap dealers” and be subject to CFTC and SEC regulation and oversight. Barclays Bank PLC and one or more of its US subsidiaries may be subjected to these requirements;

— In addition to the ability of the FSOC to recommend heightened prudential standards for specific institutions the DFA, separate and apart from Basel III, also imposes higher capital, liquidity and leverage requirements on US banks and bank holding companies generally; and

— The ability of the CPFB to regulate the credit card industry, including the terms of credit card agreements with consumers, disclosures, and fees. Actions by the CPFB in this area are likely to impact the Group’s US credit card business.

Board and executive committee

	Marcus Agius (64) Group Chairman	Bob Diamond (59) Chief Executive, Executive Director	Sir Richard Broadbent (57) Deputy Chairman and Senior Independent Director	David Booth (56) Non-executive Director
Biography

Marcus’ extensive background in banking began at Lazard where he worked from 1972 to 2006, latterly as Chairman of Lazard in London and Deputy Chairman of Lazard LLC. He is currently Chairman of the British Bankers’ Association, Senior Independent Director of the British Broadcasting Corporation (BBC) and Chairman of the Trustees of The Royal Botanic Gardens. Marcus is also a Business Ambassador for UK Trade and Investment, a member of the Advisory Council of TheCityUK, and a member of the Takeover Panel. He was formerly Chairman of BAA plc, a position he held from 2002 until 2006.

Bob became Chief Executive on 1st January 2011. Previously, he was President of Barclays PLC and Chief Executive of Corporate & Investment Banking and Wealth Management, comprising Barclays Capital, Barclays Corporate and Barclays Wealth. Before joining Barclays, Bob was Vice Chairman and Head of Global Fixed Income and Foreign Exchange at CS First Boston, where he was also a member of the Executive Board and Operating Committee. Prior to this, he was Managing Director and Head of Fixed Income Trading at Morgan Stanley International, spending 13 years with the firm. Bob is a non-executive Director of BlackRock, Inc.

Sir Richard has experience of both the private and public sector having worked in high-level banking roles and the Civil Service. He was the Executive Chairman of HM Customs and Excise from 2000 to 2003. Formerly he was a member of the Group Executive Committee of Schroders PLC and a non-executive Director of the Securities Institute. He was Chairman of Arriva PLC until August 2010.

David manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. David was employed by Morgan Stanley from 1982 to 1992, and again from 1995 to 1997 where he held various key positions, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology.

Term of office	Marcus joined the Board in September 2006 as a non-executive Director and was appointed Chairman on 1st January 2007. Marcus was last re-elected by shareholders at the AGM in 2010.

Bob was appointed President and became an executive Director in June 2005. He has been a member of the Barclays Executive Committee since September 1997. Bob was last re-elected by shareholders at the AGM in 2009.

Sir Richard joined the Board in September 2003. Appointed Senior Independent Director on 1st September 2004 and Deputy Chairman on 16 July 2009. Sir Richard was last re-elected by shareholders at the AGM in 2010.

David joined the Board in May 2007. David was last re-elected by shareholders at the AGM in 2010.
Independent [a]	On appointment	No	Yes	Yes
External appointments

Chairman of the British Bankers’ Association since 2010. Senior Independent Director of the BBC since 2006. Member of the Executive Committee of the Institut International D’Etudes Bancaires. Business Ambassador for UK Trade and Investment. Member of the Advisory Council of TheCityUK. Member of the Takeover Panel. Chairman of the Trustees of the Royal Botanic Gardens, Kew. Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. Chairman of Lazard in London and Deputy Chairman of Lazard LLC until 2006. Chairman of BAA plc until 2006.

Non-executive Director of BlackRock, Inc. Chairman, Board of Trustees of Colby College, Waterville, Maine. Chairman, Old Vic Productions,Plc. Trustee, The Mayor’s Fund for London. Member of the Advisory Board, Judge Business School at Cambridge University. Board Member, The Diamond Family Foundation. Member of International Advisory Board, British-American Business Council. Life Member of The Council on Foreign Relations. Member of The International Advisory Board, The Atlantic Council.

Chairman of Arriva PLC until 2010. Trustee of Relate since 2011. Executive Chairman of HM Customs and Excise until 2003. Former Group Executive Committee member of Schroders PLC. Non-executive Director of the Securities Institute until 1995.

Director of East Ferry Investors, Inc. Various positions at Morgan Stanley & Co. until 1997. Director of the Discount Corporation of New York until 1993.
Committee membership	Chairman of the Board Corporate Governance and Nominations Committee since January 2007. Member of the Board Remuneration Committee since January 2007.

Chairman of the Board Remuneration Committee since January 2007 (member since April 2004). Member of the Board Corporate Governance and Nominations Committee since September 2004. Former member of the Board Risk Committee (April 2004 until September 2010), which he chaired between January 2006 and December 2009.

Chairman of the Board Risk Committee since January 2010 (member since January 2008). Member of the Board Corporate Governance and Nominations Committee since January 2010.

Note

a For a description of how the Board determines independence, see page 135

Board and executive committee continued

	Alison Carnwath (58) Non-executive Director	Fulvio Conti (63) Non-executive Director	Simon Fraser (51) Non-executive Director	Reuben Jeffery III (57) Non-executive Director
Biography

Alison worked in investment banking and corporate finance for 20 years from 1980 to 2000, before pursuing a portfolio career. During her career, Alison became a director of J. Henry Schroder Wagg & Co, where she worked for 10 years. Alison also held the positions of a senior partner of Phoenix Securities and Managing Director, New York at Donaldson, Lufkin & Jenrette. Alison has wide board level experience and is currently non-executive Chairman of Land Securities Group PLC, Senior Independent Director at Man Group plc, non-executive Director of Paccar Inc, and non-executive Chairman of ISIS EP LLP.

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

Simon has extensive experience of the institutional fund management industry, having worked at Fidelity International from 1981 to 2008, latterly as President of the Investment Solutions Group and President of the Retirement Institute. Simon held a number of positions during his career at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group. Simon remains a director of Fidelity European Values PLC and Fidelity Japanese Values PLC. He was appointed as the Chairman of Foreign & Colonial Investment Trust PLC and Chairman of The Merchants Trust in May 2010.

Reuben is currently the Chief Executive Officer of Rockefeller & Co., Inc., a member of the Advisory Board of TASC Inc and of TowerBrook Capital Partners LP and Senior Adviser at the Center for Strategic & International Studies in Washington, D.C.. He previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007-2009). Prior to joining the Department of State, Reuben was the Chairman of the Commodity Futures Trading Commission. He spent eighteen years at Goldman, Sachs & Co. between 1983-2001 where he was managing partner of Goldman Sachs in Paris and led the firm’s European Financial Institutions Group in London.

Term of office	Alison joined the Board on 1st August 2010.	Fulvio joined the Board in April 2006. Fulvio was last re-elected by shareholders at the AGM in 2009.	Simon joined the Board in March 2009. Simon was last re-elected by shareholders at the AGM in 2009.	Reuben joined the Board in July 2009. Reuben was last re-elected by shareholders at the AGM in 2010.

Independent	Yes	Yes	Yes	Yes
External appointments

Non-executive Director of CforC Ltd. Non-executive Chairman of Land Securities Group PLC since November 2008. Senior Independent Director at Man Group plc. Non-executive Director of Paccar Inc. Non-executive Chairman of ISIS EP LLP.

Chief Executive of Enel SpA since 2005. Director of ENDESA SA since June 2009. Director of AON Corporation since January 2008. Chief Financial Officer and General Manager of Telecom Italia until 1999. General Manager and Chief Financial Officer of Ferrovie dello Stato until 1998.

Director of Fidelity European Values PLC since July 2002. Director of Fidelity Japanese Values PLC since May 2000. Chairman of The Merchants Trust PLC since May 2010. Chairman of Foreign & Colonial Investment Trust PLC since May 2010.

Chief Executive Officer of Rockefeller & Co., Inc. since September 2010. Senior Adviser at the Center for Strategic & International Studies, Washington D.C.. Member of the Advisory Board of TASC Inc. Member of the Advisory Board of TowerBrook Capital Partners LP. Director of Transatlantic Holdings Inc since May 2010.

Committee membership	Member of the Board Audit Committee since October 2010. Member of the Board Remuneration Committee since October 2010.	Member of the Board Audit Committee since September 2006.	Member of the Board Audit Committee since May 2009. Member of the Board Remuneration Committee since May 2009.	Member of Board Risk Committee since January 2010.

Sir Andrew Likierman (67) Non-executive Director	Chris Lucas (50) Group Finance Director, Executive Director	Dambisa Moyo (42) Non-executive Director	Sir Michael Rake (63) Non-executive Director	Sir John Sunderland (65) Non-executive Director

Sir Andrew is the Chairman of the National Audit Office, having held a number of public roles in the financial services sector, including Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury and non-executive Director of the Bank of England. Sir Andrew is also Dean of the London Business School. He has been at the London Business School from 1974-1976, 1979-1993 and since 2004.

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

Dambisa is an international economist who writes on the macroeconomy and global affairs. Dambisa worked for the World Bank from 1993 to 1995. After completing a PhD in Economics, she worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa currently serves as a non-executive Director on the Boards of SABMiller plc and Lundin Petroleum AB (publ).

Sir Michael is currently Chairman of BT Group PLC and Chairman of easyJet plc. Sir Michael previously worked at KPMG from 1974-2007 where he spent a number of years in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2000 and Chairman of KPMG International from 2002-2007.

Sir John is Chairman of Merlin Entertainments Group. Until July 2008 he was Chairman of Cadbury Schweppes PLC, having worked at Cadbury’s in various roles, including that of Chief Executive and then Chairman, since 1968. He is a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Association Member of BUPA and a Governor of both Reading and Aston University Councils.

Sir Andrew joined the Board in September 2004. Sir Andrew was last re-elected by shareholders at the AGM in 2010.	Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. Chris was last re-elected by shareholders at the AGM in 2010.	Dambisa joined the Board on 1st May 2010.	Sir Michael joined the Board in January 2008. Sir Michael was last re-elected by shareholders at the AGM in 2010.	Sir John joined the Board in June 2005. Sir John was last re-elected by shareholders at the AGM in 2009.
Yes	No	Yes	Yes	Yes

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

	UK Head of Financial Services and Global Head of Banking and Capital Markets of PricewaterhouseCoopers LLP until 2006.	Non-executive Director of SABMiller plc since 2009. Non-executive Director of Lundin Petroleum AB (publ) since 2009.

Chairman of BT Group PLC since 2007. Chairman of easyJet Plc since January 2010 (Deputy Chairman June 2009 – December 2009). Director of the Financial Reporting Council since 2007. Director of the McGraw-Hill Companies since 2007. Chairman of the UK Commission for Employment and Skills until 2010. Chairman of KPMG International until 2007. Chairman of Business in the Community from 2004 until 2007.

Chairman of Merlin Entertainments Group since December 2009. Director of the Financial Reporting Council since 2004. Adviser to CVC Capital Partners. Deputy President of the Chartered Management Institute until 2009 (President 2007-2008). Chairman of Cadbury Schweppes PLC until July 2008. Deputy President of the CBI until June 2008 (former member and President). Non-executive Director of the Rank Group PLC until 2006.

Member of the Board Audit Committee since September 2004. Member of the Board Risk Committee since September 2004.		Member of the Board Risk Committee since October 2010.

Chairman of the Board Audit Committee since March 2009 (member since January 2008). Member of the Board Risk Committee since May 2009. Member of Board Corporate Governance and Nominations Committee since May 2009.

Member of the Board Corporate Governance and Nominations Committee since September 2006. Member of the Board Remuneration Committee since July 2005.

Board and executive committee

Bob Diamond (59) Chief Executive, Executive Director	Robert Le Blanc Chief Risk Officer	Mark Harding Group General Counsel	Antony Jenkins Chief Executive of Global Retail Banking	Thomas L Kalaris Chief Executive of Barclays Wealth

Chris Lucas (50) Group Finance Director, Executive Director See pages 120 and 122 for full biographies.	Robert has been the Chief Risk Officer for Barclays Group since 2004. He first joined Barclays in 2002 as Head of Risk Management at Barclays Capital. Robert is a non-executive Director of Absa, which is majority owned by Barclays. Before joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit areas in New York and London.

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

			Antony was appointed Chief Executive of Global Retail Banking and joined the Barclays Executive Committee in November 2009. Prior to that he had been Chief Executive of Barclaycard since January 2006. Antony is a Barclays appointed non-executive Director of Absa, which is majority owned by Barclays. Since October 2008, Antony has been on the Board of Visa Europe Ltd.	Tom joined Barclays in September 1996 after 18 years at JP Morgan where he held a number of roles, including Head of Fixed Income Sales, Trading and Research, and was responsible for all activities with investors in the United States. He has served on the US Treasury Borrowing Advisory Committee and is a former Chair of the US Bond Market Association, a predecessor organisation to SIFMA (Securities Industry and Financial Markets Association).

Jerry del Missier Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	Maria Ramos Group Chief Executive of Absa	Rich Ricci Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	Cathy Turner Barclays Human Resources Director

Jerry joined Barclays Capital in June 1997 from Bankers Trust in London where he had been a Senior Managing Director of Derivatives Products, responsible for the European business. Prior to this, he was based in Toronto, Canada, where he was responsible for the Canadian Dollar interest rate derivatives business. Before Bankers Trust, he worked for the Bank of Nova Scotia. Jerry currently serves on the Boards of Room to Read, the Securities Industry and Financial Markets Association (SIFMA), the Global Financial Markets Association (GFMA), the Markets Management Group (MMG) of the International Institute of Finance (IIF), and the Advisory Board of the Queen’s University School of Business in Kingston, Ontario.

Maria is the Group Chief Executive of Absa Group Ltd, which is majority owned by Barclays. Prior to joining Absa on 1st March 2009, she was the Group Chief Executive of Transnet Limited, the state-owned South African freight transport and logistics service provider. This was after a successful term as Director- General of the National Treasury (formerly the Department of Finance). She currently serves on the executive committees of the International Business Council, the World Bank Chief Economist Advisory Panel, Business Leadership South Africa and the Banking Association of South Africa.

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

Cathy was appointed as Group Human Resources Director in April 2005 prior to which she held the position as Investor Relations Director for four years. In July 2008 her remit was extended to include Strategy, Corporate Affairs and Brand and Marketing. Prior to Barclays, Cathy was a Practice Leader at Ernst and Young and has previously held roles at Deloitte, Watson Wyatt, Percom and Volex Plc. Cathy is a Council Member of the Royal College of Art and a Board Member of the IFS School of Finance. Cathy has announced her departure from Barclays and will be leaving on 31st March 2011.

Directors’ report

Profit Attributable

The profit attributable to equity shareholders of Barclays PLC for the year amounted to £3,564m, compared with £2,628m from continuing operations and £6,765m from discontinued operations in 2009.

Dividends

The final dividend for the year ended 31st December 2010 of 2.5p per ordinary share of 25p each has been agreed by the Directors. The final dividend was announced on 15th February 2011 for payment on 18th March 2011 in respect of the ordinary shares registered at the close of business on 25th February 2011. With the interim dividends totalling 3.0p per ordinary share, paid in June, September and December 2010, the total distribution for 2010 is 5.5p (2009: 2.5p) per ordinary share. The interim and final dividends for 2010 amounted to £653m (2009: £289m).

Share Capital

The Company has ordinary shares in issue. The Company’s Articles of Association provide for Sterling, Dollar, Euro and Yen preference shares (preference shares). No preference shares have been issued as at 4th March 2011 (the latest practicable date for inclusion in this report).

The Company did not repurchase any ordinary shares of 25p each during 2010 (2009: None). As at 4th March 2011, the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 1,203,988,028 ordinary shares.

The issued ordinary share capital was increased by 770 million ordinary shares during 2010. In addition to those issued in connection with the Sharepurchase, Sharesave and executive share option schemes during the year, 627 million ordinary shares were issued on 17th February 2010 and 131 million ordinary shares were issued on 11th October 2010 following the exercise of warrants to subscribe for ordinary shares.

As at 31st December 2010, the issued ordinary share capital totalled 12,181,940,871 shares. Ordinary shares represent 100% of the total issued share capital as at 31st December 2010. Since 31st December 2010 1.49 million ordinary shares have been issued in connection with the Sharepurchase, Sharesave and executive share option schemes. As at 4th March 2011, issued ordinary share capital was 12,183,435,348.

The Company’s Articles of Association, a summary of which can be found in the Shareholder Information section on pages 290 to 292, contain the following details, which are incorporated into this report by reference:

–	The structure of the Company’s capital, including the rights and obligations attaching to each class of shares;

–	Restrictions on the transfer of securities in the Company, including limitations on the holding of securities and requirements to obtain approvals for a transfer of securities;

–	Restrictions on voting rights;

–	The powers of the Directors, including in relation to issuing or buying back shares in accordance with the Companies Act 2006. It will be proposed at the 2011 AGM that the Directors be granted new authorities to allot and buy-back shares under the Companies Act 2006; and

–	Rules that the Company has about the appointment and removal of Directors or amendments to the Company’s Articles of Association.

Employee Benefit Trusts (EBTs) operate in connection with certain of the Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Global and UK Sharepurchase EBTs may vote in respect of Barclays shares held in the Sharepurchase EBT, but only as instructed in those Plans in respect of their Partnership shares and (when vested) Matching and Dividend shares. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBT.

Directors’ report

continued

Warrants

On 31st October 2008, Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Al Nahyan. As at 31st December 2010 there were unexercised warrants to subscribe for 379.2 million ordinary shares. These warrants may be exercised at any time up to close of business on 31st October 2013.

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

Substantial Shareholdings

Substantial shareholders do not have different voting rights from those of other shareholders. As at 4th March 2011, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2010

Holder	Number of Barclays Shares	% of total voting rights attaching to issued share capital	Number of warrants	% of total voting rights attaching to issued share capital [a]
BlackRock, Inc. [b]	805,969,166	7.06	–	–
Qatar Holding LLC	813,964,552	6.76	379,218,809	3.15
Nexus Capital Investing Ltd	758,437,618	6.30	–	–
Legal & General Group Plc	480,805,132	3.99	–	–

As at 5th March 2010, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2009

Holder	Number of Barclays Shares	% of total voting rights attaching to issued share capital	Number of warrants	% of total voting rights attaching to issued share capital [a]
BlackRock, Inc. [b]	805,969,166	7.06	–	–
Qatar Holding LLC	813,964,552	6.76	379,218,809	3.15
Nexus Capital Investing Ltd	626,835,443	5.49	131,602,175	1.15
Legal & General Group Plc	483,625,057	4.01	–	–
Appleby Trust (Jersey) Limited [c]	353,373,992	3.1	–	–

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the Board members are set out on pages 120 to 122. Dambisa Moyo and Alison Carnwath were appointed as non-executive Directors with effect from 1st May 2010 and 1st August 2010 respectively. Leigh Clifford and John Varley left the Board on 30th September 2010 and 31st December 2010 respectively.

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

Retirement and Re-election of Directors

In accordance with its Articles of Association, one-third (rounded down) of the Directors of Barclays PLC are required to retire by rotation at each Annual General Meeting (AGM), together with Directors appointed by the Board since the last AGM. The retiring Directors are eligible to stand for re-election. In addition, the UK Corporate Governance Code (the Code), recommends that all Directors of FTSE 350 companies should be subject to annual re-election.

At the 2010 AGM, the Group Chairman, Deputy Chairman and Chairmen of each principal Board Committee stood for re-election, together with those Directors required to retire by rotation. Going forward, all members of the Board will offer themselves for annual re-election, in accordance with the Code, unless the Board determines that there may be a conflict of interest between the long-term interests of Barclays and the short-term uncertainty of voting.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2010 are shown on pages 157 and 158.

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 2006 and the Listing Rules of the United Kingdom Listing Authority, is given in the Remuneration report on pages 147 to 163 and in Note 40 to the accounts.

Directors’ Indemnities

The Board believes that it is in the best interests of the Group to attract and retain the services of the most able and experienced Directors by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the applicable statutory provisions. Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were accordingly in force during the course of the financial year ended 31st December 2010 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Activities and likely Future Developments

The Group is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management. The Group operates through branches, offices and subsidiaries in the UK and overseas.

Community Involvement

Barclays has an extensive community investment programme covering many countries around the world. The Group provides funding and support to over 8,000 charities and voluntary organisations, ranging from small, local charities like The Passage, supporting homeless people in London, to international organisations like Unicef. We also have a very successful employee programme which in 2010 saw more than 62,000 employees and pensioners worldwide taking part in Barclays-supported volunteering, giving and fundraising activities. Further information on our community involvement is given on pages 39 to 41. The total commitment for 2010 was £55.3m (2009: £54.9m). The Group committed £28.6m in support of the community in the UK (2009: £27.4m) and £26.7m was committed in international support (2009: £27.5m). The UK commitment includes £22.9m of charitable donations (2009: £19.3m).

Political Donations

The Group did not give any money for political purposes in the UK or the rest of the EU nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year. Absa Group Limited, in which the Group acquired a majority stake in 2005, made donations totalling £123,295 in 2010 (2009: £213,982) in accordance with its policy of making political donations to the major South African political parties as part of their Democracy Support Programme. Donations are made to parties with more than three seats in the National Parliament as confirmed by the Independent Electoral Commission. Support for the deepening of democracy in South Africa remains paramount for the government. The Group made no other political donations in 2010.

At the AGM in 2010, shareholders gave a limited authority for Barclays PLC and its subsidiaries to make political donations and incur political expenditure, within an agreed limit, as a precautionary measure in light of the wide definitions in the Companies Act 2006. This was similar to an authority given by shareholders in 2009. This authority, which has not been used, expires at the conclusion of the AGM held this year, or, if earlier, 30th June 2011. The risk of inadvertently breaching the Companies Act 2006 remains and the Directors consider it prudent to seek a similar authority from shareholders. A resolution to authorise Barclays PLC and its subsidiaries to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £125,000 is therefore being proposed at the Barclays PLC 2011 AGM.

Employee Involvement

Barclays is committed to ensuring that employees share in the success of the Group. Staff are encouraged to participate in share option and share purchase schemes and have a substantial sum invested in Barclays shares. Employees are kept informed of matters of concern to them in a variety of ways, including business unit news magazines, intranets, briefings and mobile phone SMS messaging. These communications help achieve a common awareness among employees of the financial and economic factors affecting the performance of Barclays. Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues that are important to them. Employee Opinion Surveys are undertaken periodically across the Group with results being reported to the Board, all employees and to our European Works Council, Africa Forum, Unite (Amicus section), our recognised union in the UK and other recognised unions worldwide. Roadshows and employee forums also take place. In addition, Barclays undertakes regular and formal consultations with our recognised trade unions and work councils internationally.

Diversity and Inclusion

The diversity agenda at Barclays seeks to include customers, colleagues and suppliers. Our objective is to recruit and retain the best people, regardless of (but not limited to) race, religion, age, gender, sexual orientation or disability. We strive to ensure our workforce reflects the communities in which we operate and the international nature of the organisation. We recognise that diversity is a key part of responsible business strategy in support of our increasingly global business. In the UK, Barclays is committed to providing additional support to employees with disabilities and making it easier for them to inform us of their specific requirements, including the introduction of a dedicated intranet site and disability helpline. Through our UK Reasonable Adjustments Scheme, appropriate assistance can be given, including physical workplace adjustments, and relevant training and access to trained mentors is also provided for disabled employees. A wide range of recruitment initiatives have been taken to increase the number of people with disabilities working in Barclays.

Directors’ report

continued

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

Barclays monitors its health and safety performance using a variety of measurements on a monthly basis and the Board Remuneration Committee receives annual reports on health and safety performance from Barclays Human Resources Director. In 2010, a Health and Safety Steering Committee was established to ensure decisions are taken relating to the Health and Safety Global Standard and to oversee the operation of a coordinated Health and Safety control framework. The Committee meets on a quarterly basis and produces a quarterly report for the HR Risk Committee. As part of its Partnership Agreement with Unite (Amicus section), Barclays currently funds full time Health and Safety Representatives.

Creditors’ Payment Policy

Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, in a timely manner. Barclays policy follows the Department for Business, Innovation & Skills’ Prompt Payment Code, copies of which can be obtained from the Prompt Payment Code website at www.promptpaymentcode.org.uk.

The trade creditor payment days for Barclays Bank PLC for 2010 were 27 days (2009: 27 days). This is an arithmetical calculation based on the Companies Act regulations and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

Essential Business Contracts

There are no persons with whom the Group has contractual or other arrangements that are considered essential to the business of the Group.

Contracts of Significance

Under the terms of a stock purchase agreement dated 16th June 2009 which was entered into by and among Barclays Bank PLC, Barclays PLC and BlackRock, Inc. (BlackRock), Barclays agreed to sell Barclays Global Investors (BGI) to BlackRock. The sale completed on 1st December 2009 following the receipt of all necessary shareholder and regulatory approvals and satisfaction of other closing conditions. The consideration at completion was US$15.2bn (£9.5bn), including 37.567 million new BlackRock shares, giving Barclays an economic interest of 19.9% of the enlarged BlackRock group. Barclays has provided BlackRock with customary warranties and indemnities in connection with the sale. Barclays will also continue to provide support in respect of certain BGI cash funds until December 2013 and indemnities in respect of certain of BGI’s fully collateralised securities lending activities until 30th November 2012.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business units.

Financial Instruments

The Group’s financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out on pages 42 to 112 under the headings, ‘Barclays risk management strategy’, ‘Credit risk management’, ‘Market risk management’ and ‘Liquidity risk management’.

Events after the Balance Sheet Date

Events after the balance sheet date are noted on page 269.

The Auditors

The Board Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on page 207.

PricewaterhouseCoopers LLP have been the Company’s auditors for many years. Having reviewed the independence and effectiveness of the external auditors, the Committee has not considered it necessary to date to require them to tender for the audit work but will keep this issue under review. The external auditors are required to rotate the audit partners responsible for the Group and subsidiary audits every five years. Our previous lead audit partner, who had been in place for five years, was replaced for the 2010 year end. There are no contractual obligations restricting the Company’s choice of external auditor. The Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed.

PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2011 AGM. So far as each of the Directors are aware, there is no relevant audit information of which the Company’s auditors are unaware. Each of the Directors has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. For these purposes, ‘relevant audit information’ means information needed by the Company’s auditors in connection with preparing their report.

The Annual General Meeting

The Barclays PLC AGM will be held at the Royal Festival Hall on Wednesday 27th April 2011. The Notice of Annual General Meeting is included in a separate document sent to shareholders with this report. A summary of the resolutions being proposed at the 2011 AGM is set out below.

Ordinary Resolutions

–	To receive the Directors’ and Auditors’ Reports and the audited accounts for the year ended 31st December 2010;

–	To approve the Directors’ Remuneration Report for the year ended 31st December 2010;

–	To re-elect each of the Directors of the Company;

–	To reappoint PricewaterhouseCoopers LLP as auditors of the Company;

–	To authorise the Directors to set the remuneration of the auditors;

–	To authorise Barclays PLC and its subsidiaries to make political donations and incur political expenditure;

–	To renew the authority given to Directors to allot securities;

–	To approve and adopt the rules of the new Barclays Long Term Incentive Plan; and

–	To approve and adopt the rules of the Barclays Share Value Plan.

Special Resolutions

–	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares;

–	To renew the Company’s authority to purchase its own shares; and

–	To permit General Meetings to continue to be called on 14 clear days’ notice.

This is only a summary of the business to be transacted at the meeting and you should refer to the Notice of Annual General Meeting for full details.

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

Internal control

The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2010, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the Combined Code’ published by the Financial Reporting Council. The Board regularly reviews these processes through its principal Board Committees.

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

The Group Internal Control and Assurance Framework (GICAF) describes the Group’s approach to internal control and details Group policies and processes. The GICAF is reviewed and approved on behalf of the Chief Executive by the Group Governance and Control Committee.

Regular risk reports are made to the Board covering risks of Group significance including credit risk, market risk, operational risk and legal risk. Reports covering credit, market and operational risk, key risks, risk measurement methodologies and risk appetite are made to the Board Risk Committee. Further details of risk management procedures are given in the Risk management section on pages 42 to 119.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the International Accounting Standards Board (IASB).

Director’s report

continued

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of Management and the Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material affect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of 31st December 2010. In making its assessment, Management has utilised the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31st December 2010.

Our independent registered public accounting firm has issued a report on Barclays PLC internal control over financial reporting which is set out on page 185.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk Management section on pages 115 to 119.

Changes in internal control over financial reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect internal control over financial reporting.

Statement of Directors’ responsibilities for accounts

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm report set out on page 185, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

The Directors consider that, in preparing the accounts on pages 186 to 269, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

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

Disclosure controls and procedures

The Chief Executive, Bob Diamond, and the Group Finance Director, Chris Lucas, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2010, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

The Directors confirm to the best of their knowledge that:

(a)	The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)	The management report, which is incorporated into the Directors’ Report on pages 124 to 129, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Marcus Agius
Group Chairman 10th March 2011

Registered in England. Company No. 48839

Corporate governance

Corporate governance report

The corporate governance report is my opportunity, as Group Chairman, to explain how our Company has been managed during the year; how the Board has performed and how our systems of governance and control have operated.

What shaped the Board’s agenda in 2010? First, as the world economy started to recover from the most significant shock it has experienced in generations, the focus of the Board has perceptibly shifted from dealing with the immediacy of events to formulating and developing a long-term strategy for the post-crisis world and, also, to identifying how we will meet the challenges brought about by the new regulatory landscape. Under the former, the critical issue is to improve the return on equity of the Group and much work is being carried out in this regard. Under the latter, Board discussions this year have been dominated by the regulatory environment: how that regulatory environment is changing or is likely to change in the future and the implications for our strategy and business model. Tying these two themes together, discussions have focussed on how the Group should respond to the uncertain regulatory environment and, in the light of the substantial increase in the level of capital being held, how the Group could improve its return on equity and, in particular, achieve returns above the cost of equity. This focus will continue into 2011. The myriad of different regulatory developments which have occurred in the UK, in Europe and in the USA in recent years have generated a substantial volume of work for Barclays and, to an extent, for its Board. We recognise and support the need for a better system of regulation to emerge from this process although shareholders should recognise the strain which is imposed on Barclays, in common with other financial institutions, as the multi-faceted, international debate takes place.

Second, the Board this year had the important job of identifying and appointing a new Chief Executive to succeed John Varley, a task that resulted in the appointment of Bob Diamond. The succession process, which was led by me with the full involvement and support of both the Board Corporate Governance & Nominations Committee and all the non-executive Directors, was critical in ensuring that we have the right leadership in place to deliver our strategy in the new regulatory environment. I report in more detail on page 140 on how we managed this succession process in 2010.

Away from the boardroom, corporate governance regimes themselves were subject to much scrutiny in 2010 and we made a significant contribution to the debate by ensuring that we responded to relevant consultations during the year. It is important, in our view, that corporate governance frameworks are structured in such a way that recognises that there is no ‘one size fits all’ solution and that there is a degree of flexibility, within broadly agreed principles, that allows boards to operate in a way that suits the particular needs and challenges faced by their Company. During the year, we contributed to the Financial Reporting Council’s review of the Combined Code, which culminated in the new UK Corporate Governance Code, and the associated review of the Higgs Guidance. We also made a submission in response to the EU’s Green Paper on Corporate Governance in Financial Institutions and contributed our views on the Basel Committee’s Corporate Governance Guidelines.

There has been much debate this year on the subject of board diversity, notably on the subject of gender and the representation of women on the boards of companies. We were pleased to sponsor this year’s Cranfield FTSE Female Report and we support the recommendation in the new UK Corporate Governance Code that boards should consider the benefits of diversity, including gender, when making board appointments. For us, however, diversity is much more than the issue of gender: it is about ensuring that there is an appropriate range and balance of skills, experience and background on the Board. Achieving this balance is a key determinant of any new Board appointments we make. In 2010 we were fortunate to be joined on the Board by Dambisa Moyo and Alison Carnwath, who were appointed with effect from 1st May 2010 and 1st August 2010 respectively. They both bring relevant, financial and other experience to the Board and these appointments have widened the range of perspectives brought to our Board deliberations.

2010 again saw us hold a number of additional Board and Board Committee meetings over and above our regular, scheduled meetings. Non-executive Directors have continued to make themselves available, often at short notice, and each of them has been unstinting in the time they are prepared to commit to Barclays. The work of our principal Board Committees continued to provide valuable oversight of key issues affecting the Group: 2010 saw significant debate and regulatory action with respect to remuneration in the banking sector and Sir Richard Broadbent, Chairman of the Board Remuneration Committee, reports to you on page 147 on the work of the Committee in 2010. Furthermore, capital and liquidity and, in particular, the ability and capacity of banks to withstand systemic shocks or stresses, were again in focus in 2010. Sir Michael Rake, Chairman of the Board Audit Committee and David Booth, Chairman of the Board Risk Committee, describe in more detail later in this report on the work of those Committees in 2010 in this regard.

We are committed to reporting on our corporate governance framework in an open and transparent way. We were pleased, therefore, that our 2009 report was nominated in the ICSA-Hermes Transparency in Governance Awards in the categories of ‘Best Board Disclosure’ and Best Audit Disclosure’, where we won the award for the latter. I trust that we are maintaining that standard with the report that follows.

Corporate governance

Corporate governance report continued

Statements of Compliance

UK Combined Code on Corporate Governance

As Barclays is listed on the London Stock Exchange, we comply with the UK Combined Code on Corporate Governance (the Code). For the year ended 31st December 2010, we have complied with the relevant provisions set out in section 1 of the Code and applied the principles of the Code as described in this report. In May 2010, the Financial Reporting Council issued a new edition of the Code, which is now called The UK Corporate Governance Code and applies to Barclays with effect from 1st January 2011. We intend to comply with The UK Corporate Governance Code.

NYSE Corporate Governance Rules

As our main listing is on the London Stock Exchange, we follow the Code. However, Barclays has American Depositary Receipts listed on the New York Stock Exchange (NYSE), and is also subject to the NYSE’s Corporate Governance rules (NYSE Rules). We are exempt from most of the NYSE Rules, which domestic US companies must follow, because we are a non-US company listed on the NYSE. However, we are required to provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules and must also disclose any significant differences between our corporate governance practices and those followed by domestic US companies listed on the NYSE. Key differences between the Code and NYSE Rules are set out later in this report.

(1) Leadership

The Board

The Board’s principal duty is to create and deliver sustainable shareholder value through setting Group strategy and overseeing its implementation by Management. In doing so, we pay due regard to matters that will affect the future of Barclays, such as the effect the Board’s decisions may have on our employees, the environment, our community and relationships with suppliers, as well as the need to act fairly between shareholders. The Board also ensures that Management achieves the right balance between promoting long-term growth and delivering short-term objectives.

We are also responsible for maintaining an effective system of internal control that provides assurance of efficient operations and for ensuring that Management maintain an effective risk management and oversight process across the Group.

In order to ensure that we meet our responsibilities, we have reserved specific key decisions for approval by the Board. I have set out a summary of these on the opposite page. More information on the role of the Board can be found in ‘Corporate Governance in Barclays’, which is available on our website: www.barclays.com/corporategovernance. Certain responsibilities are delegated to Board Committees, which assist the Board in carrying out its functions and ensure that there is independent oversight of internal control and risk management. The Chairman of each Board Committee reports to the Board on the matters discussed at Committee meetings.

Directors

Under UK company law, Directors must promote the success of the Company by exercising independent judgement with reasonable care, skill and diligence, while having regard to the long term consequences of their decisions.

The executive Directors, Bob Diamond, Chief Executive, and Chris Lucas, Group Finance Director, are full time employees of the Group and form part of the senior management of Barclays. They are responsible for the day to day management of our businesses, supported by the Group Executive Committee, which Bob chairs. The non-executive Directors are independent from Management. They are primarily responsible for constructively challenging Management and monitoring the success of Management in delivering the agreed strategy within the Risk Appetite approved by the Board.

The role profiles and key competencies and behaviours we expect of our Directors, together with the key indicators of high performance, can be found in our ‘Charter of Expectations’, which is available on our website at www.barclays.com/corporategovernance. Their primary roles are summarised on the opposite page.

Summary of Matters Reserved to the Board

Strategy

–      Approval of the Group’s strategy Medium-Term and Short-Term Plans

–      Monitoring delivery of the strategy and performance against plan

–      Major acquisitions, mergers or disposals

–      Major capital investments and projects

Risk Appetite, Capital & Liquidity

–      Changes relating to capital structure or status as a PLC

–      Approval of annual Capital Plan

–      Approval of Risk Appetite and Liquidity Risk Appetite

Financial Results and Dividends

–      Approval of interim and final financial statements, dividends and any significant  change in accounting policies or practices

–      Any share dividend alternative

Board Membership

–      Board appointments and removals

–      Succession planning for key positions on the Board

–      Role profiles of key positions on the Board

Remuneration

–      Approval of the framework for determining the policy and specific remuneration of  executive Directors

–      Approval of Chairman and non-executive Director remuneration

–      Major changes in employee share schemes

Governance

–      Authorisation for Directors’ conflicts or possible conflicts of interest

–      Remuneration of auditors and recommendations for appointment or removal of  auditors

–      Approval of all circulars, prospectuses and significant press releases

–      Principal regulatory filings with stock exchanges

–      Approval of allotment of shares

–      Rules and procedures for dealing in Barclays securities

–      Terms of reference and membership of Board Committees

–      Approval of Board and Board Committees performance evaluation process

–      Determination of independence of non-executive Directors

–      Approval of Corporate Governance framework

–      Approval of division of responsibilities between the Group Chairman and Chief  Executive

–      Appointment (or removal) of Company Secretary and Chief Risk Officer

Primary role of Directors:

Common to all Directors

Provide entrepreneurial leadership of the Company, within a framework of prudent and effective controls enabling risk to be assessed and managed.

Approve the Company’s strategic aims, ensuring that the necessary financial and human resources are in place for the Company to meet its objectives and review management performance.

Set the Company’s values and standards and ensure that its obligations to its shareholders and other stakeholders are understood and met.

Executive Director	Non-executive Director

Effectively lead Barclays towards the achievement of its strategic objectives and implement the strategic decisions taken by the Board	Provide constructive challenge to the executive Directors and senior management

Help ensure that the Board receives relevant, accurate, clear and timely information and presentations necessary for it to fulfil its duties	Help develop proposals on strategy and then fully empower and support the executive Directors to implement the strategy

Report on the performance of the Group and its individual businesses

Scrutinise the performance of Management in meeting agreed goals and objectives and monitor the reporting of performance, ensuring that individual business decisions conform to agreed strategies and policies

Use their specialist knowledge and experience, both of their own business and financial services generally, to assist the Board in consideration of strategic issues and to ensure that decisions taken are in the Group’s best interests

Apply their judgement to the business of the Board, leveraging on their knowledge of the business and bringing to bear a different range of knowledge, experience and insight from other industries

Put the interests of the Group before those of their specific area of responsibility and manage any conflicts of interest between their role as a Board member and as an executive	Satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible

Determine appropriate levels of remuneration of executive Directors and senior management, take the prime role in appointing and removing executive Directors and plan for succession of executive Directors

Corporate governance

Corporate governance report continued

The Board usually meets eight times each year, but we meet more frequently should we need to. During 2010, three additional meetings were held, which were arranged at short notice. Directors are expected to attend all meetings unless circumstances prevent them from doing so, such as illness or prior commitments. Each Director makes every effort to attend each meeting, whether it is in person, by telephone or by video conference. I can confirm that each Director committed an appropriate amount of time to their Barclays duties in 2010. Details of Board meeting attendance in 2010 can be found in the table below.

Group Chairman

My role as Group Chairman is to provide leadership to the Board, ensuring that it satisfies its legal and regulatory responsibilities. I set the annual Board agenda in advance in consultation with the Chief Executive and Company Secretary, ensuring that adequate time is available for discussion of all agenda items, including strategy. This forward agenda is a living document that is updated periodically to take account of changing priorities and internal and external developments. After each Board meeting, I meet with the Company Secretary to discuss how the meeting went and to agree any follow up actions or changes required to the Board’s conduct and forward agenda.

I hold meetings with the non-executive Directors before each of the eight scheduled Board meetings, providing them with an opportunity to discuss any specific issues they would like to raise about the business of the meeting. This enables me to ensure that any particular points are brought up in the meetings as appropriate. Constructive challenge is actively encouraged within the Boardroom and, where appropriate, informal meetings are arranged to enable thorough preparation for Board discussions, for example, the evening before Board meetings. Along with Lawrence Dickinson, our Company Secretary, I am available to the non-executive Directors outside of formal Board situations should they have any questions or concerns. I make a point of holding one-to-one meetings with each non-executive Director at least twice a year. Directors may on request also take independent professional advice at the Company’s expense.

I chair the Board Corporate Governance and Nominations Committee in addition to the Board and I am a member of the Board Remuneration Committee. I attend other Board Committee meetings on an ad hoc basis: during 2010 I attended two Board Audit Committee meetings and three Board Risk Committee meetings. I am also Chairman of the Group’s Brand & Reputation Committee.

My responsibilities also include ensuring effective communication with shareholders, particularly in making sure that the Board is aware of any significant matters raised by shareholders. I discuss this in more detail in the section on Relations with Shareholders on page 146. I also act as an ambassador for the Group, meeting clients, customers and other stakeholders, undertaking a programme of visits to the Group’s operations worldwide.

I was independent on appointment and I spend whatever time is necessary to fulfil my duties, which in a normal year is expected to be a minimum of 60% of a full time position, although in practice over the last few years my time commitment has been significantly greater. Details of my experience and my other commitments can be found in my biography on page 120.

While I am responsible for the smooth operation of the Board, the Chief Executive is responsible for running our businesses. The table opposite highlights our respective key responsibilities:

Board Attendance

	Independent	Scheduled Meetings eligible to attend	Scheduled Meetings attended	Additional Meetings eligible to attended	Additional meetings attended
Group Chairman
Marcus Agius	OA	8	8	3	3
Executive Directors
Robert E Diamond[a]	ED	8	8	3	2
Chris Lucas[a]	ED	8	8	3	2
John Varley[a] (to 31st December 2010)	ED	8	8	3	2
Non-executive Directors
David Booth	I	8	8	3	2
Sir Richard Broadbent	I	8	7	3	3
Alison Carnwath (from 1st August 2010)	I	4	3	2	2
Leigh Clifford (to 30th September 2010)	I	6	4	2	1
Fulvio Conti	I	8	7	3	2
Simon Fraser	I	8	8	3	3
Reuben Jeffery	I	8	8	3	3
Sir Andrew Likierman	I	8	8	3	3
Dambisa Moyo (from 1st May 2010)	I	5	5	2	1
Sir Michael Rake	I	8	8	3	3
Sir John Sunderland	I	8	8	3	3

Secretary
Lawrence Dickinson

Key

OA on appointment

ED executive Director

I    independent non-executive Director

Note a Although eligible to attend, the executive Directors did not attend the additional meeting held to consider and approve the appointment of a new Chief Executive.

Senior Independent Director and Deputy Chairman

Sir Richard Broadbent is our Senior Independent Director and Deputy Chairman. As Senior Independent Director, Sir Richard’s role includes maintaining contact with large shareholders to understand their issues and concerns, as well as making himself available to individual shareholders, if necessary, where they have concerns they cannot resolve elsewhere. Sir Richard also acts as a sounding board for me and is available to the other non-executive Directors, if needed. He led the Board’s evaluation of my performance for 2010, meeting with the non-executive Directors in January 2011 to review and discuss my performance for the year. As Deputy Chairman, Sir Richard’s key area of focus is to act as an ambassador for Barclays. He also assists me in managing the business of the Board and ensuring it operates effectively in driving forward the Group’s strategic objectives. In order to fulfil these roles and his Board Committee commitments, Sir Richard is required to commit over 50 days per annum, although in practice spends significantly more time on his Barclays duties.

Company Secretary

The Company Secretary, Lawrence Dickinson, supports me and the Board Committee Chairmen in all stages of managing our meetings, from setting the annual meeting agenda through to ensuring that agreed actions are completed. Lawrence also assists me in ensuring that there are timely and appropriate information flows within and to the Board, the Board Committees and between the non-executive Directors and senior management. He provides support to me in designing and facilitating induction programmes for new non-executive Directors and in putting together the development programme for Directors. He is also our principal corporate governance adviser.

(2) Effectiveness

Board Size, Composition and Qualification

The Board is currently comprised of 13 members: Group Chairman, two executive Directors and ten independent non-executive Directors. The balance of the Board is illustrated below. Board size has reduced from a peak of 18 Directors in 2007. We believe that the optimum Board size for Barclays is 12-15 members, which provides for the broad range of skills and experience required to effectively govern a global banking business, while being small enough to enable constructive group discussion and opportunity for full participation by all Directors. It also enables us to ensure that the principal Board Committees are appropriately resourced without placing an undue burden on any individual non-executive Director.

Key responsibilities

Group Chairman	Chief Executive

Lead the Board and manage the business of the Board through setting its agenda and taking full account of the issues and concerns of Board members	Lead the development of short, medium and long term business strategy for approval by the Board and oversee successful delivery of the Group strategy

Ensure that Board members receive accurate, timely and clear information, in particular about the Group’s performance, to enable the Board to take sound decisions, monitor effectively and provide advice to promote the success of the Company

Lead the executive Directors and Group Executive Committee in making and implementing operational decisions and running the Group’s business on a day to day basis

Keep under review, with the Board, the general progress and long-term development of the Group	Ensure the Board is provided with accurate, concise and timely information

Ensure effective communication with shareholders and ensure that members of the Board develop and maintain an understanding of the views of major investors and other key stakeholders	Chair the Group Executive Committee

Chair the Board Corporate Governance and Nominations Committee	Assist the Board Corporate Governance and Nominations Committee in executive succession planning

Establish a close relationship with the Chief Executive, providing support and advice while respecting his executive responsibilities	Establish a close relationship with the Group Chairman, providing support hile respecting his governance responsibilities

Corporate governance

Corporate governance report continued

Director Independence

The Board considers non-executive Director independence on an annual basis, as part of each Director’s performance evaluation. The Board Corporate Governance and Nominations Committee and the Board reviewed the independence of each non-executive Director in early 2011 and concluded that each of them continues to demonstrate those behaviours that the Board considers to be essential indicators of independence and which are set out in our ‘Charter of Expectations’. These criteria are:

–	provides objective and constructive challenge to Management:

–	is prepared to challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation;

–	questions intelligently, debates constructively, challenges rigorously and decides dispassionately;

–	is willing to stand up and defend their own beliefs and viewpoints in order to support the ultimate good of the organisation; and

–	has a good understanding of the organisation’s business and affairs to enable them to properly evaluate the information and responses provided by Management.

Director Re-election

In accordance with the new UK Corporate Governance Code, the Board has agreed that all Directors will submit themselves for re-election at the Company’s Annual General Meeting (AGM) to be held on 27th April 2011. Biographical details of each of the Directors may be found on pages 120 to 122.

Succession Planning and Board Appointments

The Board Corporate Governance and Nominations Committee is responsible for both executive and non-executive Director succession planning and recommends new appointments to the Board. More detail on the role of the Board Corporate Governance and Nominations Committee is given on pages 139 and 140. When making Board appointments, we seek to ensure that we have a diverse range of skills, background and experience, including industry and geographical experience. We also consider length of tenure: we recognise that continued tenure brings Company specific knowledge and understanding while new faces bring fresh ideas and perspective. The length of tenure of the current non-executive Directors and their geographical experience and industry background is illustrated below. We are comfortable that our Board includes sufficient diversity to optimise its performance.

Non-executive Director Terms of Appointment

Non-executive Directors each have a letter of appointment that sets out the terms and conditions of their directorship, including the fees payable and the expected time commitment. Non-executive Director time commitment is set at a minimum of 20 days per annum, with additional time commitment required to fulfil their roles as Board Committee members and/or Board Committee chairmen, as applicable. The average time commitment of non-executive Directors is in the range of 30-36 days per annum. Details of non-executive Directors’ remuneration can be found in the Remuneration Report on page 147. In order to ensure alignment between non-executive Directors’ interests and those of our shareholders, the first £20,000 of their basic fee is invested in Barclays shares, which are held on their behalf until such time as they leave the Board.

Our Charter of Expectations sets out the expectations that the Board of Barclays demands of its Directors. This includes a detailed role profile and key performance indicators for each of the key positions on the Board.

Note

a	Individual Directors may fall into one or more categories.

Directors' Conflicts of Interest

Directors have a duty under UK company law to avoid situations in which they have or may have interests that conflict with those of the Company, unless that conflict is first authorised by the Directors. Our articles of association allow the Board to authorise such potential conflicts, taking into account all the circumstances. This includes potential conflicts that may arise when a Director takes up a position with another company. Where Directors wish to take up an external appointment, they are under an obligation to obtain authorisation before doing so. Each appointment is considered by the Board on its individual merits, taking into account the expected time commitment and any relationships with Barclays. Directors must also notify the Board if circumstances regarding external appointments change and I make myself available to all non-executive Directors should they wish to discuss any possible, actual or perceived conflicts.

Reuben Jeffery's appointment in 2010 as Chief Executive Officer of Rockefeller & Co., Inc., a privately-owned US investment and wealth management firm, was considered by the Board during the year. I discussed the potential conflict with Tom Kalaris, Chief Executive of Barclays Wealth, as well as John Varley, Bob Diamond and other key senior executives before the matter was discussed by the Board. Professional advice was also sought on the extent of the potential conflict. The Board is happy that the Barclays Wealth business overlap with Rockefeller & Co., Inc. is extremely small in a Group context and that, as a result, the likelihood of a conflict of interest arising in practice is remote. We have agreed, however, that if there is a potential conflict, Reuben Jeffery will excuse himself from specific Board discussions.

All potential conflicts approved by the Board are recorded in a Conflicts Register, which the Board Corporate Governance and Nominations Committee reviews annually to confirm that any potential conflicts have been dealt with appropriately. Having reviewed the Conflicts Register in early 2011, it was concluded that potential conflicts have been considered appropriately and that the authorisation process is operating effectively.

The decision to undertake external activities is a matter for individual Directors to decide, bearing in mind their responsibilities to Barclays, including the time commitment we expect of them. We believe that Directors' external appointments benefit Barclays by providing them with a wider range of skills, experience and knowledge that will be relevant to their role at Barclays, although executive Directors may take up only one FTSE 100 non-executive directorship. Where an executive Director takes up such an appointment they may retain any fees they receive. Details of any such fees received by executive Directors can be found in the Remuneration Report on page 147.

Board Induction and Professional Development

On joining Barclays all non-executive Directors are provided with a bespoke induction programme, which includes sessions with each of the executive Directors, members of the Group Executive Committee and meetings with the senior executives responsible for each of Barclays business areas and central functions: these sessions focus on the challenges, opportunities and risks that are faced by each business. Meetings are also held with the Group's lead auditor. An outline of the Board induction programme is set out below:

Board Induction Programme
Group Overview – Duties and Responsibilities of Directors' of authorised institutions – Group Overview – CEO Introduction – Group Finance Director Introduction

Review of Businesses – Corporate and Investment Banking and Wealth Management – Global Retail Banking

In depth Review of Businesses – Absa – Barclaycard – Barclays Africa – Barclays Capital – Barclays Corporate – Barclays Wealth – UK Retail Banking – Western Europe Retail Banking

Group Functions – Compliance – Group Legal – Group Strategy – Human Resources – Internal Audit – Investor Relations – Risk

Other – Brand & Marketing – External Audit

Corporate governance

Corporate governance report continued

We also provide non-executive Directors with a personalised induction when they join a Board Committee. Board Committee induction programmes typically involve meeting with our Company Secretary for an overview of the Board Committee’s responsibilities and activities before meeting with key executives who present to the Board Committee, as well as with the Board Committee Chairman. An outline of the induction programme for new members of the Board Risk Committee is provided below by way of an example.

We believe that induction and professional development are critical to ensure that Directors can perform effectively and seek to make sure that all Directors have appropriate knowledge of the Company and access to its operations and staff. Accordingly, we arrange regular briefings for existing non-executive Directors on matters affecting Barclays and they also have the opportunity to attend management conferences held by our businesses. During 2010, the non-executive Directors attended briefing sessions on:

–  Treating Customers Fairly

–  Barclays Capital

–  Derivatives

–  Risk based pricing

The briefing sessions, which were interactive, were led by executives from the relevant business units, using material that was circulated in advance.

Directors were asked for feedback at the end of their induction programmes and following each briefing session. Additionally, the Board Corporate Governance and Nominations Committee undertakes an annual review of the induction and development programmes to ensure that they are appropriate and fit for purpose. The feedback gathered is used to improve the structure and content of non-executive Director induction programmes and to tailor the development programme for the year ahead. I discuss with each non-executive Director any specific development requirements as part of the annual Board Effectiveness Review.

Board Activity

As I mentioned above, our agenda in 2010 was driven largely by the impact of potential changes in the regulatory environment, which is expected to remain uncertain until the Independent Commission on Banking produces its report. During the year, as part of our overall review of Group strategy,

Board Risk Committee Induction

The induction programme begins with an overview of the Committee’s role and responsibilities with the Company Secretary and a meeting with the Committee Chairman. The Chief Risk Officer also provides an overview of risk management in Barclays. This is followed by a series of briefing sessions with senior executives in the Risk, Treasury and Taxation teams on the following topics:

– Capital and Liquidity – Economic Capital and Stress Testing – External Audit – Market Risk – Operational Risk – Retail Credit Risk – Tax Risk – Wholesale Credit Risk

we had a number of discussions on the strategic challenges and opportunities presented by regulatory developments and the potential impact for our business model, culminating in a review of the Group’s business portfolio at our strategy away-day in November. The purpose of this review was to assess which businesses are either producing returns on equity above the cost of capital in the new regulatory environment, or are capable of producing such returns in the future.

We received updates in 2010 from the majority of our principal businesses on the execution of their business strategy, including an update on the overall strategy for the GRB businesses following the restructuring in late 2009. The Chief Executives of the businesses attended Board meetings to present to the Board. One of our meetings in 2010 was held in Doha, where we received an update on our business operations in the Middle East. We also received updates on Brand & Marketing strategy, Investor Relations strategy, Sustainability and Franchise Health (covering customer and employee satisfaction measures). It is important that we understand the views of our investors and in 2010 we held a specific discussion on analysts’ views of our current and future performance and our current market valuation. We continued to receive regular updates on capital and liquidity during the year. The Chief Risk Officer reported to each meeting in 2010 and we also considered and approved Risk Appetite for 2011. We also considered the Group’s Individual Liquidity Adequacy Assessment, which is required by the FSA.

Information flows to the Board were timely and appropriate and we made some enhancements to the format of regular reports in 2010 to present more granular information on individual business performance.

The chart below illustrates how the Board allocated its time during 2010.

Evaluation of Board Performance

Each year the Board undertakes an effectiveness review to assess its performance as a Board. Our Board Effectiveness Review is a genuine, formal, rigorous process that has been externally facilitated since 2004. The Board Corporate Governance and Nominations Committee is responsible for overseeing the process and annually benchmarks our approach against the practices of other companies in the FTSE 20 to ensure that we remain at the forefront of best practice. My evaluation statement for 2010 is set out on pages 138 and 139.

Evaluation Statement
Before I describe the 2010 evaluation process and its general outcomes, I provide below a summary of the Board’s progress against its 2009 action plan:
Key themes	Actions

Board size and diversity	The Board has reduced in size and is more diverse.

Holding additional Board meetings overseas, particularly given the increased size of our US operations	The Board held one meeting overseas in 2010 and plans to hold two meetings overseas in 2011.

Increasing visibility of senior executives below Board and Group Executive Committee level

Directors have had more opportunities to interact with senior executives below Board level via briefing sessions, attendance at management conferences and post-Board meeting lunches. The remit of the Board Corporate Governance and Nominations Committee is being extended to cover succession planning at business unit level.

Improving the format of strategy presentations to the Board

The form and content of strategy presentations has been revised to include enhanced financial and risk information. In addition to the regular monthly management accounts, the Board receives more detailed financial information on a quarterly basis.

For the 2010 evaluation process, the Board Corporate Governance and Nominations Committee decided again that it was appropriate for the evaluation to be independently facilitated, given the significant strategic issues under consideration and the pending appointment of a new Chief Executive. Having reviewed the facilitators available in the market, Egon Zehnder International was re-engaged to facilitate the 2010 Board Effectiveness Review. Although we will continue to monitor the market, the Board is comfortable that Egon Zehnder International provides an impartial and objective service irrespective of its position as one of Barclays executive search consultants.

The 2010 evaluation process again took the form of questionnaires completed by Directors and key executives, followed by structured interviews with representatives from Egon Zehnder International. We feel that the interviews, which provide colour and context to questionnaire responses, are an essential part of the process. All participants were asked to complete the Board evaluation questionnaire, with separate Board Committee questionnaires completed by Board Committee members. The Board evaluation questionnaire covered the following areas:

–     Group Performance;

–     Strategy and performance of objectives, including involvement of the non-executive Directors;

–     Reporting to shareholders and stakeholders;

–     Structure, people and succession planning;

–     Decision making processes, including the culture for effective challenge;

–     Information flows and presentations;

–     Board structure and composition, including the experience and knowledge of non-executive Directors;

–     Board roles and responsibilities;

–     Board and Management relationships, including the relationship between the Chairman and the Chief Executive; and

–     Board Meetings and Board Committees.

The results of the evaluation were presented to the Board in December 2010 and confirmed that Barclays Board continues to operate at a very high level of effectiveness. One of the advantages of undertaking an annual evaluation is that we can monitor trends in responses to questions, as shown below.

The key themes arising from the 2010 evaluation and which will form the basis of the action plan for 2011 are:

–     Ensuring that Board dynamics remain effective following recent membership changes, including the appointment of the new Chief Executive;

–     Ensuring that a wide range of skills, experience, background and diversity on the Board is maintained;

–     Continuing the focus on strategic decision making in light of the evolving regulatory environment; and

–     Revising the format of Board meetings to allow the Board to devote more time to discussion of key strategic issues, including discussions the evening before Board meetings.

139
Corporate governance Corporate governance report continued

Evaluation Statement continued
In addition to evaluating the performance of the Board and Board Committees, we also evaluate the performance of individual Directors. Evaluation reporting lines are summarised below:
Position	Evaluated by

Group Chairman	Senior Independent Director, who meets with non-executive Directors without the Group Chairman present in order to obtain their feedback

Chief Executive	Group Chairman

Senior Independent Director	Group Chairman

Executive Directors	Chief Executive

Non-executive Directors	Group Chairman, who holds private meetings with each non-executive Director

In respect of individual non-executive Director performance, in early 2011 I held private meetings with each non executive Director to talk through the evaluation results and agree individual development plans with each of them for the year ahead.

Board Corporate Governance and Nominations Committee Chairman’s Report

Member	Independent	Meetings eligible to attend	Meetings attended
Marcus Agius (Chairman)	OA	4	4
David Booth (from 1st January 2010)	I	4	4
Sir Richard Broadbent	I	4	3
Sir Michael Rake	I	4	3
Sir John Sunderland	I	4	4

Secretary
Lawrence Dickinson

Key

OA on appointment

I   independent

What is our role?

The Committee is responsible for reviewing the composition of the Board and Board Committees and for recommending to the Board the appointment of new Directors. We also consider succession plans for the Group Chairman, Chief Executive and other key positions, such as roles on the Group Executive Committee. The Committee monitors corporate governance issues and the annual Board Effectiveness Review. The Committee's full terms of reference are available from the corporate governance section of our website at: www.barclays.com/ corporategovernance

Who are the Committee?

The membership of the Committee is set out above, together with attendance at meetings in 2010. Committee members include the Chairmen of each of the principal Board Committees. The Chief Executive also attends each meeting, although he is not involved in decisions relating to his own succession.

What did we do in 2010?

We met four times in 2010 and the chart on page 140 shows how we allocated our time at our meetings. We dealt with a number of significant issues in 2010, primarily the succession planning for the appointment of a new Chief Executive, the process for which I describe on page 140. Our role in the annual review of Board effectiveness is described in my evaluation statement, which is set out on pages 138 and 139.

During the year, we reviewed the composition of the Board and the principal Board Committees at each of our meetings, looking at the balance of skills and experience on the Board and planning ahead for any retirements. We recommended two new non-executive Director appointments to the Board during the year: Dambisa Moyo and Alison Carnwath. In seeking new non-executive Directors, we looked at the existing range of skills, experience, background and diversity on the Board in the context of the strategic direction of the Company, before putting together a specification for the type of candidate we sought. In particular, we wanted candidates with a background in investment banking and finance and also sought experience of emerging markets and economies. The selection process was carried out with the assistance of external search consultants, who provided us with a range of candidates for consideration. Dambisa and Alison both met with me, the Chief Executive and with at least two other members of the Committee before their appointments were recommended to the Board.

We also considered and recommended changes to Board Committee composition during the year. Following Leigh Clifford's retirement from the Board on 30th September 2010, we were keen to ensure that the Board Remuneration Committee remained properly resourced, given the increasingly heavy workload it faces in the new regulatory environment. We recommended the appointment of Alison Carnwath to this Committee, where her investment banking experience will be particularly helpful. Alison also joined the Board Audit Committee. Dambisa Moyo

Board Corporate Governance and Nominations Committee Chairman’s report continued

joined the Board Risk Committee, where her background in financial services and as a global economist will bring a valuable insight to that Committee’s deliberations of macro-economic risks.

We made some minor changes to our terms of reference during the year to clarify that when considering new appointments we would look at an individual’s ability to meet the required time commitment. We also made clear our role in ensuring that induction and development programmes for non-executive Directors are appropriate and during the year we reviewed the programmes that had taken place in 2010, making some suggestions as to how they could be enhanced.

The results of the annual Committee effectiveness review undertaken in late 2010 demonstrated that the Committee felt it had operated effectively. However, during our discussions on succession planning, we agreed that the Board would benefit from having even greater visibility of the senior executives below Board and Group Executive Committee level, to increase the Board’s awareness of those senior executives within the Group who have the potential to become future leaders of the organisation. As a result, we have reviewed our terms of reference so that, from 2011, we will consider the overall succession planning process for key senior executive positions and, in particular, will look at the succession plans that are in place for the heads of our principal business units.

Appointing a new Chief Executive

We began our search for a successor to John Varley by drawing up the role requirements for the Chief Executive position, covering both the general background/experience required and the desired attributes across a range of key competencies. Essential, of course, was that the next Chief Executive should have financial services experience and, given the size of our investment banking business following the Lehmans acquisition, we felt that knowledge and experience of investment banking would be essential. The attributes we sought included a proven track record in strategic thinking, in business leadership and execution of strategy, in leading and developing people and building capability. We also sought candidates who could lead and manage change, who could work with and influence multiple stakeholders and who had a strong awareness of and commitment to risk management, control and governance.

It was evident to us from an early stage that Bob Diamond was a strong internal candidate to succeed John. Nonetheless, it was important that we tested the market and we conducted a benchmarking exercise against potential external candidates, who were identified with the assistance of a search consultant, before coming to a recommendation. We also felt that, if possible, the exercise should be carried out discreetly in order to minimise any risk of disruption to the business. Having fully tested the market and assessed all candidates against the role requirements, we agreed to recommend to the Board the appointment of Bob Diamond as the next Chief Executive. The recommendation followed meetings between Bob and all the non-executive Directors in order that he could set out his vision and strategic priorities for the Group and respond to questions and challenge.

We announced on 7th September 2010 that Bob would succeed John on 1st April 2011 following a transition and handover period. I am pleased to say that the transition period went smoothly and we were able to bring forward the handover date to 1st January 2011, which we announced on 17th December 2010.

Corporate governance

Corporate governance report continued

(3) Accountability

Sir Michael Rake, Chairman of the Board Audit Committee, now reports on the Board Audit Committee’s activities during 2010.

Board Audit Committee Chairman’s report

Member	Independent	Meetings eligible to attend	Meetings attended
Sir Michael Rake (Chairman)	I	11	11
Alison Carnwath (from 1st October 2010)	I	3	3
Fulvio Conti	I	11	9
Simon Fraser	I	11	11
Sir Andrew Likierman	I	11	11

Secretary
Lawrence Dickinson

Key

OA on appointment

I    independent

2010 was my first full year as Chairman of the Board Audit Committee and one which saw us appoint a new lead audit partner, Andrew Ratcliffe, who succeeded Phil Rivett. I am pleased to report that the handover to the new lead audit partner went smoothly and the transition was properly and effectively managed. My report on the Committee’s work during 2010 is set out below.

What is our role?

We are responsible for reviewing accounting policies and the contents of financial reports to ensure that we are satisfied with the integrity of the financial statements and particularly the key financial judgements within them. We also monitor the Group’s disclosure controls and procedures and the internal control environment. We consider the adequacy and scope of the external and internal audit and we oversee the relationship with our external auditors. The Committee’s full terms of reference are available from the corporate governance section of our website at: www.barclays.com/corporategovernance

Who are the Committee?

The membership of the Committee and attendance at meetings held in 2010 is set out above. The Board has determined that Sir Andrew Likierman and I are the designated financial experts for the purposes of the US Sarbanes-Oxley Act of 2002. Sir Andrew Likierman has ‘recent and relevant financial experience’, as recommended by the Combined Code, as a result of his accountancy background, his career with HM Treasury and his appointment as Chairman of the National Audit Office.

I have an accountancy background, having worked at KPMG for over thirty years, latterly as Chairman of KPMG International. Sir Andrew Likierman and I also serve on the Board Risk Committee, ensuring there is appropriate overlap between the two committees.

The Group Finance Director, Chief Risk Officer, Group General Counsel and Chief Internal Auditor attend each Committee meeting, as does the lead audit partner from our external auditor. Before each Committee meeting, I hold a private session with Committee members to take soundings on the matters to be discussed at the meeting. Committee members also meet privately with the Chief Internal Auditor and the external auditor after the majority of our meetings, without Management present, to follow up on any particular matters.

Outside of our formal meetings I am in regular contact with Management, including the Group Finance Director, the Chief Risk Officer, the Chief Internal Auditor (who may raise with me any issues of concern) and the lead audit partner of our external auditors. During the year, I also visited the Group’s businesses in Spain, USA, Kenya and South Africa, attending meetings of the local Governance and Control or Subsidiary Audit Committees. I also held one-to-one meetings with management in London, New York and Dubai.

What did we do in 2010?

We met eleven times in 2010 and the chart on page 143 shows how we allocated our time at our meetings. The work of the Committee principally falls under three main areas: financial statements and accounting policies, internal control and oversight of internal and external audit.

Financial Statements and Accounting Policies

Reviewing the financial statements and accounting policies requires us to make certain judgements and I set out below some of the key issues we discussed in 2010 in conjunction with the external auditors.

–

We continued to review closely the fair value of our credit market exposures and the form and content of our disclosures. We reviewed marks by asset category, movements in exposures and the underlying collateral by vintage and rating. We received an update at both the half-year and full-year and also ahead of each Interim Management Statement and discussed the valuations with Management.

–

Impairment testing of the goodwill held on the Group’s balance sheet was conducted in 2010. We reviewed the results of the impairment testing and agreed with Management’s assessment that the goodwill associated with our businesses in Russia should be written off in full. We were content that other goodwill held on the balance sheet remains appropriate.

–

We received regular reports on current and forecast impairment, which set out the trends in both retail and wholesale credit risk by business unit and the level of potential credit risk loans and the level of impairment held against them. We specifically reviewed the impairment charge in the interim and preliminary results announcements and were satisfied that the charge was appropriate. In particular, we reviewed the accounting treatment and performance of the Protium loan. We agreed that it was appropriate to impair the loan in order to reduce the carrying value of the loan to the fair value of the underlying assets, given Management’s intention to restructure or seek earlier repayment of the loan. During 2010, a considerable amount of work was carried out to understand the impairment situation in Spain, where increased impairment in H1 2010 was driven largely by the deteriorating Spanish economy and further falls in property values.

Board Audit Committee Chairman’s report continued

–

The Group’s investment in BlackRock, Inc declined in value during 2010. As it is held as an Available For Sale (AFS) investment, the decline in value is recorded in the AFS reserve and deducted from capital and is not recognised in the income statement. We discussed whether the decline in value should be recognised in the income statement. We concluded that the decline in value was not significant or prolonged in the light of the increase in share price through the second half of the year and the continuing price volatility. Our judgement, therefore, was that the decline in value did not need to be recognised in the income statement.

–

We reviewed outstanding litigation matters, including the litigation with the Lehman trustee in bankruptcy. The Committee discussed the court opinion in respect of the Lehman acquisition that was issued in February 2011. It concluded, having carefully considered the matter and reviewed independent advice, that the valuation of the asset remains appropriate.

In reviewing the financial statements, we receive input from the Disclosure Committee and PwC. The former is chaired by the Group Finance Director and considers the content, accuracy and tone of the financial statements and other public disclosures prior to their release and reports to us on its conclusions. PwC reported to the Committee on their review of the half-year interim results and on their audit of the year-end financial statements.

Internal Control

2010 saw some restructuring/re-segmentation of our businesses and our focus was on ensuring that there was no impact on controls during and after the reorganisation. In October, we held an additional meeting specifically to review the overall control environment and the trends in key control indicators. During the year, we reviewed the control environment in each of Absa, Barclays Capital, Barclays Corporate, Barclays Wealth, Barclays Africa, UK Retail Banking and Western Europe Retail Banking in detail, with the Chief Executives of those businesses presenting to the Committee.

The Committee also spent time this year reviewing the control environment at Barclays Capital, given the increased size of the business following the Lehman acquisition. In particular, we reviewed controls in the areas of product valuation, the trading businesses and client assets segregation. In terms of product valuation, a significant amount of activity has taken place to strengthen further the valuation framework and control and governance processes. A specific project was also initiated in 2010, at Management’s behest, to review Barclays Capital’s controls following the Lehman acquisition and taking into account the new regulatory environment to ensure they are best in class. We received reports on the progress of the project, its findings and the actions that are being taken.

Technology controls and governance was also an area of focus in 2010 and we received several reports on the control environment in this area, where we had previously identified the potential to enhance controls. Much progress has been made in improving the control environment and we will continue to monitor progress into 2011.

We received regular reports during 2010 on the Group’s arrangements whereby employees can raise concerns and details of any action being taken to follow up specific reports.

Looking ahead to 2011, a programme is under way to ensure the Group is in compliance with the UK Bribery Act which was due to become effective in April 2011, but which has been delayed. We will receive further progress reports in 2011. During 2011, we will also track the Group’s compliance with the Deferred Prosecution Agreements entered into as part of the settlement reached with US authorities following an investigation into the Group’s compliance with US sanctions and US Dollar payment practices.

In reviewing internal controls, we are supported by the Group Governance and Control Committee, chaired by the Group General Counsel, which considers control environment reports in advance of their presentation to the Committee.

Further details of the Group Internal Control Framework, including the main features of our internal control and risk management systems in relation to the financial reporting process, can be found in the Directors’ Report on pages 128 and 129.

Oversight of Internal Audit and External Audit

We are responsible for overseeing the work of the internal audit function and also for managing the relationship with the Group’s external auditors. We review the performance of the internal and external auditors annually to ensure that they are effective and recommend to the Board whether the external auditors should be reappointed.

Internal Audit

At each meeting we receive a report from the Chief Internal Auditor on the control environment and the key trends and indicators, including the key control environment areas identified for attention and monitoring. We also review and, if appropriate, approve any adjustments to be made to the audit plan.

We received the results of the internal audit function’s self-assessment of performance in late 2010, along with an update on the actions being taken following the external assessment carried out in 2009: the majority of those actions are complete and all will be closed out by June 2011. The internal audit function generally conforms to the standards set by the Institute of Internal Auditors.

We have again been particularly keen to ensure that the internal audit function is properly resourced to enable it to fulfil the audit plan. We closely monitored resources during the year. Furthermore, this year we have had greater visibility of the senior management in the internal audit function in addition to the Chief Internal Auditor.

External Audit

To safeguard the objectivity and independence of the external auditor, we have in place a policy that governs the type of services they may provide. I describe the policy in more detail below. We also have in place a policy that sets out guidelines for the employment of ex-employees of the external auditor and receive a report twice-yearly on any such appointments. In addition, we seek specific assurance from the external auditor on the arrangements they have in place to safeguard their independence.

We discussed and agreed with PwC the audit plan for 2010 to ensure that key areas of judgement in the Group’s financial statements were appropriately covered.

To evaluate the performance and effectiveness of the external auditor, we sought feedback from key stakeholders across the Group via a questionnaire. The responses were analysed and presented to the Committee for review and discussion in early 2011. The Committee is fully satisfied with the performance of PwC and has recommended to the Board and to shareholders that PwC should be re-appointed as the Group’s auditors at the AGM on 27th April 2011.

Corporate governance Corporate governance report continued

Board Audit Committee Chairman’s report continued

External auditor objectivity and independence: Non-Audit Services

We take very seriously our responsibility to put in place safeguards to auditor objectivity and independence. The question of auditor objectivity and independence came under increasing scrutiny in 2010, and was subject to a consultation by the Auditing Practices Board, to which Barclays made a submission. While we believe that the policy and framework we have in place, as described below, is robust and effective, we asked management to ensure that all proposals to use the Group’s external auditor for non-audit services are robustly justified and, where appropriate, tendered. In my capacity as Chairman of the Committee, I closely review, and question where appropriate, any requests for such approval submitted to me. Furthermore, we keep the use of the auditor for any taxation-related services under close review and have approved very little in the way of tax advisory services and then only where there was a robust case for using the external auditor rather than another supplier. A breakdown of the fees paid to the auditor for non-audit work may be found in Note 8 on page 207.

Our policy on the provision of services by the Group’s external auditor sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Group. We oversee compliance with the policy and consider and, if appropriate, approve requests to use the auditor for non-audit work. Allowable services are pre approved up to £100,000 or £25,000 in the case of certain taxation services. The Company Secretary and his team deal with day to day administration of the policy, facilitating requests for approval. During the year, enhancements were made to the way in which requests for approval are reviewed and recorded, with all requests being submitted via an online portal. This new system facilitates the production of management information and we receive a report at each meeting on the non-audit services provided by the auditor. We review the policy annually to ensure that it is fit for purpose and up to date.

Details of the services that are prohibited and allowed are set out below.

Services that are prohibited include:

–   bookkeeping

–   design and implementation of financial information systems

–   appraisal or valuation services

–   actuarial services

–   internal audit outsourcing

–   management and Human Resources functions

–   broker or dealer, investment advisor or investment banking services

–   legal, expert and tax services involving advocacy

Allowable services that we will consider for approval include:

–   statutory and regulatory audit services and regulatory non-audit services

–   other attest and assurance services

–   accountancy advice and training

–   risk management and controls advice

–   transaction support

–   taxation services

–   business support and recoveries

–   translation services

We conducted our annual review of our performance as part of the annual Board Effectiveness Review process and concluded that we continue to operate effectively. We will focus in 2011 on ensuring that there is sufficient time at meetings for challenge and debate given the Committee’s heavy agenda. Furthermore, while we receive timely and appropriate information from Management, we will continue to work at ensuring that papers presented to the Committee are concise and distil the key issues effectively.

Sir Michael Rake

Chairman, Board Audit Committee

David Booth, who became Chairman of the Board Risk Committee on 1st January 2010, now reports on that Committee’s activities during 2010.

Board Risk Committee Chairman’s report

Member	Independent	Meetings eligible to attend	Meetings attended
David Booth (Chairman)	I	7	7
Sir Richard Broadbent
(to 30th September 2010)	I	3	3
Reuben Jeffery
(from 1st January 2010)	I	7	7
Sir Andrew Likierman	I	7	6
Dambisa Moyo
(from 1st October 2010)	I	4	2
Sir Michael Rake	I	7	6

Secretary
Lawrence Dickinson

Key

OA on appointment

I    independent

I succeeded Sir Richard Broadbent as Chairman of the Board Risk Committee in January 2010. I am grateful to Sir Richard for his work in leading the Committee during the difficult period of the financial crisis and for his continuing support until he left the Committee at the end of September 2010. My report on the Committee’s work during 2010 is set out below.

What is our role?

As a bank, Barclays is in the business of taking risk: taking appropriate levels of credit, market, capital and liquidity risk is how we generate profits. The Board Risk Committee is responsible for recommending to the Board the total level of risk the Group is prepared to take (risk appetite). We monitor risk appetite, setting limits for individual types of risk, e.g., credit risk and market risk, and we monitor the Group’s risk profile. We obtain assurance from management that principal risks have been properly identified and are being appropriately managed. Following the publication in late 2009 of the Walker Report into Corporate Governance in Banks and other Financial Institutions (the Walker Report), our remit has expanded to include ensuring that risk is taken into account during the due diligence phase of any strategic transaction and we also provide input from a risk perspective into the deliberations of the Board Remuneration Committee. The Committee’s full terms of reference are available from the corporate governance section of our website at: www.barclays.com/corporategovernance. More information on risk management and the internal control framework can be found in the Risk management report on pages 42 to 119.

Who are the Committee?

The table above sets out the membership of the Committee and their attendance at meetings held in 2010. Both Sir Andrew Likierman and Sir Michael Rake also serve on the Board Audit Committee, which provides a useful insight into the work of that Committee to ensure there is no under- or overlap in the work of the respective committees. The Group Finance Director, Chief Risk Officer, Group General Counsel and Chief Internal Auditor attend each Committee meeting, as does the lead audit partner from our external auditor. Senior executives from each of our principal businesses attend meetings at our request and senior members of the Group Risk team attend frequently to present on specific matters.

What did we do in 2010?

We met seven times in 2010 and the chart on page 145 shows how we allocated our time at our meetings. Two of the meetings were arranged at short notice and it was not possible for all members to attend, although they had the opportunity to review the meeting papers and raise any points with the Group Risk team or with me as Chairman.

Since becoming Chairman, I have been keen to ensure that the Committee remains at the forefront of best practice. While the Committee has been in place since 1999, well before the recommendations of the Walker Report, the working practices of the Committee continue to evolve. In late 2009, we asked PwC to carry out a review of how the Committee had operated during the period of the financial crisis, to assess whether the Committee had operated effectively and whether there is anything it could do differently. The outputs of the review were shared with the full Board in early 2010. The review concluded that there had been no major failings in the operation of the Committee and that it had identified the issues on a timely basis. Some suggestions for improvements were put forward, including developing a more systematic process for agreeing what risks should be reviewed in greater detail by the Committee and a more formal process for escalating issues raised at the various management risk committees. Robert Le Blanc, the Chief Risk Officer, has a dotted reporting line to me as Chairman of the Committee and I met with Robert regularly during the year to discuss matters to be considered at Committee meetings and to get his views on the issues on which the Committee should focus its time.

During the year we implemented a number of the recommendations arising from the Walker Report. Early in 2010, we appointed a panel of retained advisers, who we can call on for an independent view of matters, should we feel it appropriate to do so. During the year, we used an external consultant to carry out an independent review of risk in remuneration, with a particular focus on the remuneration framework, the risk metrics used to assess financial performance and the role of the Group Risk Function in the remuneration process. The review demonstrated that we have a good, comprehensive set of risk metrics, particularly quantitative metrics, and that the proposals for 2010 for risk adjustments to assess financial performance and the role of the risk function in remuneration decisions are in line with regulatory requirements. Suggested areas for improvement included strengthening our qualitative risk metrics and increasing communication and awareness of the role of risk metrics in remuneration.

Corporate governance

Corporate governance report continued

Board Risk Committee Chairman’s report continued

We continued our focus on capital and liquidity in 2010 and the Barclays Treasurer reported to the Committee regularly on the Group’s capital and liquidity position, including the individual liquidity adequacy assessment, required by the FSA. We review economic and regulatory capital demand and supply and the level of losses that could be experienced before minimum regulatory capital ratios are breached. We also reviewed the Group’s liquidity profile to ensure that sufficient liquidity is held to cover both market-wide and Barclays specific stress scenarios. Stress testing, which is an exercise carried out to ensure that the Group would remain adequately capitalised and liquid even under severe stress, continued to receive our attention in 2010, as we considered various scenarios to be modelled. In addition to Barclays own annual stress testing exercise and the annual stress testing exercise conducted by the FSA, in the first quarter of 2010 a stress testing exercise was set for all European banks by the Committee of European Banking Supervisors. The results of that exercise were published in July 2010. Each of these stress tests showed that Barclays was adequately capitalised.

During the year we received the first of what we intend to be an annual presentation on macro prudential and macro-economic risk and the impact this may have on the Group’s business going forward.

In 2009, we asked Management for a report on the lessons learnt from the sub-prime crisis and in 2010, Management reported back on how the lessons learnt are being institutionalised in the business and what is being done differently in terms of controls and in the way we conduct our business. We were particularly interested in establishing what cultural change there has been as a result of the sub-prime experience and in understanding how that cultural change has been embedded.

In view of the difficulties of some countries in the Eurozone, we spent some time in 2010 reviewing country and sovereign risk, in particular, in specific European countries (Spain, Portugal, Italy, Ireland and Greece) and in sub-investment grade countries. The review covered the extent of our exposures and the caps that are in place to limit concentrations. We also reviewed the Group’s position in the commercial property sector including risk appetite, exposures and controls in our four key geographies: UK, US, Spain and South Africa. In late 2010, we received a report on the lessons learned from the impairment suffered by our Corporate business in Spain, which has been shared with the full Board. A series of actions have been identified and are being implemented, not just in relation to Spain but also in terms of how overall risk and returns across each business in the Group are analysed.

As usual, we considered risk appetite for 2011 although this year we also reviewed risk appetite methodology and enhancements that have been made to the process. A set of financial volatility parameters, such as Profit Before Tax and Loan Loss Rate are agreed. Based upon the Medium Term Plan, the Group’s performance in a 1 in 7 and 1 in 25 scenario is then assessed. The performance of the agreed parameters in such scenarios is then assessed to identify any potential constraints, for example, we would not wish to see the Loan Loss Rate rise above certain pre-agreed levels in these scenarios. As a result of the review, we agreed to recommend the risk appetite to the Board.

We conducted our annual review of the Committee’s performance as part of the annual Board Effectiveness Review process and concluded that we continue to operate effectively. We continue to receive appropriate and timely information from Management and have provided additional guidance to Management on what we expect their reports to cover and how they should present to the Committee to ensure that we make optimum use of our meetings. The majority of the reports we see are first considered by the Group Risk Oversight Committee or the Group Executive Committee, which greatly assists the Committee’s understanding of the issues faced by Management.

David Booth

Chairman, Board Risk Committee

(4) Remuneration

Sir Richard Broadbent, Chairman of the Board Remuneration Committee, reports on the Board Remuneration Committee’s activities during 2010 in the Remuneration Report, which may be found on pages 147 to 163.

(5) Relations with Shareholders

We are supportive of the UK Stewardship Code’s aims of improving dialogue between investors and companies. Our interaction with shareholders falls into three main areas: institutional shareholders, private shareholders and the ACM.

Institutional Shareholders

We have a comprehensive investor relations programme, which facilitates regular access for investors and buy-side and sell-side analysts to senior management, so that they can interact directly on key topics. During 2010, over 400 separate meetings were held between Management and investors, with meetings held in London, Scotland, USA, Canada, Germany, Ireland, Italy, Scandinavia, the Netherlands and Spain, reflecting the international nature of our investor register. Senior management from across the business also hosted investor and analyst meetings during 2010. In addition to direct meetings, Barclays also participates in investor conferences intended to provide wider access to investors and analysts, for example, Barclays Capital hosts one such event each year in New York to support wider industry initiatives.

As Group Chairman, I have regular contact with institutional shareholders, as do the Chief Executive, Group Finance Director and Senior Independent Director. In particular, I meet with institutional shareholders ahead of the AGM and report back to the Board on any significant issues that are raised. Directors regularly receive copies of analysts’ reports and a monthly report from the Investor Relations team, which covers matters such as share price movement, analyst consensus, updates on market sentiment and shareholder movements by geographic region. The Board also receives a quarterly report on share register movements, which highlights the top buyers and sellers of Barclays shares.

Private Shareholders

The direct engagement model we follow for our interaction with institutional investors is impractical for large numbers of private shareholders, however, we seek to follow industry best practice in terms of disclosure. All documents produced for investor events are also provided on the investor relations section of our website. We also maintain a specific shareholder enquiry line for private shareholders to request information.

We prefer to communicate electronically with our shareholders: this is beneficial for the environment and lowers costs for the Group. We also encourage private shareholders to hold their shares in Barclays Sharestore, where shares are held electronically in a cost-effective and secure environment. Private shareholders can use our Barclays e-view service to receive their shareholder documents electronically and to get immediate access to information relating to their personal shareholding and dividend history. Barclays e-view participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically.

AGM

The 2010 AGM was held on Friday 30th April 2010 at the Royal Festival Hall in London. In accordance with best practice, all resolutions were considered on a poll and the results were made available on our website the same day. 62% of the shares in issue were voted and all resolutions were approved. All Directors attended the AGM and were available to answer shareholder questions. The 2011 AGM will be held on Wednesday 27th April 2011 at the Royal Festival Hall in London. The Notice of Annual General Meeting is enclosed with this Annual Report as a separate document. The resolutions will be considered on a poll and the results will be available on our website on Wednesday 27th April 2011.

(6) Statement on US Corporate Governance Standards

The statement we are required by the NYSE to make is set out below:

‘Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent.

We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 135.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board Remuneration (rather than Compensation) Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. We also have a Board Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

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

Shareholder Approval of Equity-compensation Plans

The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. However, the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.’

Marcus Agius

Group Chairman

10th March 2011

Corporate governance

Remuneration report

Statement from the Chairman of the Board Remuneration Committee

The purpose of this report is to provide more detail on remuneration in aggregate and for senior management.

The Committee’s approach

The Committee aims to achieve a balance between delivering market competitive remuneration in order to retain talent, and optimising current and future shareholder returns, including growing the dividend, maintaining capital adequacy and effective risk management.

The Committee has established frameworks for remuneration in each of the businesses and for the Group as a whole. The frameworks are forward looking and are based on financial metrics to assist with the planning and management of remuneration in each of the key businesses. The frameworks incorporate key financial ratios achieved by Barclays and its competitors and are used by the Committee to inform its decision making process. The Committee considers both relative and absolute performance when formulating its decisions.

The Committee takes a strong analytical approach to remuneration that includes comparative financial performance analysis, comparative compensation analysis and tracking trends in compensation ratios (in particular compensation to pre-compensation PBT, and compensation to net revenue). The Committee reviews sensitivity analyses that illustrate the impact of changes in the level of performance awards on the financial and compensation metrics.

The Committee’s remuneration decisions are based on a risk-adjusted view of Barclays financial performance. This is a continuous process, with the risk function deeply embedded into the process. The three key stages of the process for assessing performance on a risk-adjusted basis are as follows:

Upfront risk assessment:

–	Before business is undertaken, detailed stress-testing and scenario analysis is performed to test the viability of plans on a risk-adjusted basis and to determine risk appetite
–	As part of the risk appetite framework, the balance sheet including remuneration outcomes are modelled under 1 in 7 and 1 in 25 stresses to ensure we build our portfolios having considered their performance under stress

Performance monitoring:

–	Detailed monitoring of risk exposures against agreed limits ensures business is conducted within the planned appetite
–	The Committee receives information on ongoing financial and risk performance, market intelligence and regulatory changes
–	The Committee monitors forecast remuneration throughout the year in the context of business performance and with the assistance of the remuneration frameworks

Remuneration outcomes determined:

–	The Committee makes final judgments based on financial performance (on advice from the Group Finance Director), risk (on advice from the Board Risk Committee which includes a comprehensive analysis of risk embedded in financial statements and how that has changed over the year), industry context (on advice from the Committee’s independent advisor) and regulatory requirements
–	After awards have been made, the Committee has the discretion to reduce the vesting of deferred incentives and long term incentive awards (to nil if appropriate) if, in its sole opinion, the financial health of the Group has significantly deteriorated over the vesting period or, for current incentive plans, there has been a material failure of risk management

The Committee’s work in 2010

The Committee met 11 times in 2010. Outside of its formal meetings, Committee members also had informal discussions, consulted with the Committee’s independent advisor regularly and interacted frequently with management.

In addition to the normal cycle of business, in 2010 the Committee also spent a significant amount of its time on:

–	Considering practice in light of new and emerging regulatory guidelines
–	Reviewing performance award funding proposals. Given the higher levels of deferral now being implemented, the Committee developed its approach for 2010 to ensure it reviewed proposals both on a “value at award” basis and on an accounting charge basis
–	Reviewing the structure of 2010 performance awards and reviewing the new remuneration arrangements that are proposed for executive Directors: the Share Value Plan and the Barclays Long Term Incentive Plan
–	Reviewing the 2010 remuneration decisions for executive Directors, Code Staff and other senior executives. Code Staff are the Group’s employees whose professional activities could have a material impact on the risk profile of the Group
–	Reviewing the remuneration package for the new Chief Executive

The Committee reports to the Board after every meeting and brings specific issues to it. In 2010 Board discussions on remuneration included remuneration strategy for the businesses, compensation ratios and executive Director remuneration, as well as reviewing the Committee’s decisions on performance awards.

Financial background to the Committee’s work

In making its decisions, the Committee considers Barclays financial performance. The Committee also tracks Barclays performance against a defined group of 12 key competitors’ financial performance and compensation ratios throughout the year, both on a Group wide and business basis.

Barclays overall financial performance in 2010 included:

–	Profit before tax of £6,065m (up 32% on 2009)
–	Total income of £31,440m (up 8%) and net income of £25,768m (up 22%)
–	Impairment of £5,672m (down 30%) giving a loan loss rate of 118bps (2009: 156bps)
–	Value of Group 2010 performance awards: £3.4bn, down 7% on 2009
–	Improved returns on average shareholders’ equity of 7.2% (2009: 6.7%)
–	Final dividend of 2.5p per share making 5.5p for the year (an increase of more than 100% over the 2009 dividend of 2.5p)

Key measures of the Group’s financial strength:

–	Core Tier 1 capital ratio of 10.8% (2009: 10.0%) and Tier 1 capital ratio of 13.5% (2009: 13.0%)
–	Group liquidity pool improved by 21% from £127bn in 2009 to £154bn in 2010

Key risk themes:

–	Barclays growth in 2010 was disciplined
–	Barclays impairment performance was favourable to plan
–	Barclays risk profile in 2010 stabilised and improved
–	Adherence to control frameworks has generally been good

At a business level:

–	Global Retail Banking profit before tax of £1,829m (2009: £1,821m)
–	Absa profit before tax of £616m, up 17% (2009: £528m)
–	Barclays Capital profit before tax of £4,780m (2009: £2,464m). Excluding own credit, profit before tax of £4,389m, up 2% (2009: £4,284m)
–	Barclays Corporate loss before tax of £631m (2009: profit of £157m)
–	Barclays Wealth profit before tax of £163m, up 14% (2009: £143m)

Wider background to the Committee’s decisions

Our decisions in 2010, as you would expect, are in accordance with regulations that govern financial services remuneration, including the FSA’s Remuneration Code and our commitments to the UK Government made under Project Merlin. Our decisions are also influenced by global regulatory factors including Basel, the European Banking Authority and the Financial Stability Board. Barclays is committed to regulatory compliance in every jurisdiction in which we operate but it has to be noted that uneven international implementation of remuneration regulation, which is now a fact in the UK relative to other jurisdictions, places global organizations such as ours at a competitive disadvantage.

The commitments that Barclays made to the UK Government under Project Merlin include commitments on remuneration. These are important and I set out here how we have met those commitments:

–	We committed to showing responsibility in pay in 2010 and beyond. Our decisions for 2010 reflect this, and our robust governance processes will ensure this continues for 2011 and beyond
–	We committed that aggregate UK bonuses for 2010 would be lower than 2009. We have confirmed to the FSA that this was the case
–	We committed to greater shareholder engagement regarding remuneration. We have consulted with our key shareholders and representative bodies during 2010, and we will continue this throughout 2011
–	We committed to disclosing the remuneration of the five highest paid senior executive officers (in addition to the executive Directors). These disclosures are shown on page 160. In addition to our commitment to disclosure through Project Merlin, in accordance with the FSA’s disclosure rules we have also disclosed in aggregate the 2010 remuneration of our Code Staff. This is also shown on page 160
–	The Committee reviewed the remuneration proposals for at least the ten highest paid staff in each of the Group’s principal businesses. In practice we review many more than this in each business

Key Committee decisions in 2010 - quantum

The Committee’s work in 2010 included reviewing and (except for Absa) approving the proposed 2010 performance awards for each of the Group’s businesses:

–	Barclays Group - 2010 performance awards down 7% on 2009, with profit before tax up 32%
–	Global Retail Banking – 2010 performance awards up 2% on 2009, which was in line with Global Retail Banking’s profit performance for 2010
–	Absa – 2010 performance awards up 12% on 2009, which was in line with Absa’s profit performance for 2010
–	Barclays Capital - 2010 performance awards down 12% on 2009, despite profit before tax increasing year on year. Performance awards were reduced for 2010 whilst in our view maintaining them at a level within acceptable commercial limits that permitted the business to reward outperformance appropriately
–	Barclays Corporate – 2010 performance awards up 36% on 2009. Performance awards reflected the improvement in profitability of the UK & Ireland business, and the need to maintain a minimum level of performance awards in Continental Europe and investment in senior hires. The Committee will monitor this closely in 2011
–	Barclays Wealth – 2010 performance awards up 11% on 2009, less than the increase in profits

Key Committee decisions in 2010 - structure

–	For executive Directors, 60% of annual performance incentives is deferred (72% for Bob Diamond). For Code Staff, up to 60% of annual performance incentives is deferred. For both executive Directors and Code Staff, 50% of non–deferred incentives for 2010 is delivered in Barclays shares subject to a six month holding period (100% of non–deferred incentives for Bob Diamond). Executive Directors and Code Staff are also subject to minimum Barclays shareholding guidelines. The 60% deferral rate was also applied to the annual performance incentives of a significant number of senior executives beyond those required by the FSA’s Remuneration Code
–	For executive Directors (subject to shareholder approval), Code Staff and senior management, deferred incentive awards for 2010 are made under the Share Value Plan (SVP) in the form of Barclays shares and under the Contingent Capital Plan (CCP) in the form of contingent capital awards. Vesting of contingent capital awards is linked to the Group’s core capital position at the time of vesting. Further details on the SVP and CCP are given in Tables 24 and 25
–	Deferred incentive awards and long term incentive awards include malus and prudent financial control provisions that are in accordance with the FSA’s Remuneration Code that may reduce the vesting level of awards (to nil if appropriate). Malus provisions may apply, for example, if the Committee determines there is evidence of serious employee misconduct or where a business has suffered a material failure of risk management. Prudent financial control provisions may apply if the financial health of the Group has significantly deteriorated over the vesting period
–	Executive Directors and other senior executives will also participate in a new long term incentive plan: the Barclays Long Term Incentive Plan (subject to shareholder approval). Vesting of the proposed 2011 awards is linked to a scorecard of metrics focused closely on the execution of Barclays strategy which gives primacy to return on equity. Further details of the proposed Barclays LTIP and its performance condition are given on pages 153 and 154 and in Table 25

Bob Diamond took over as Chief Executive from 1st January 2011. The Committee decides the remuneration arrangements for all executive Directors. The Chief Executive role is benchmarked against other leading global banks and financial services organisations and other companies of a similar size in the FTSE100 index. Bob Diamond’s remuneration for 2010 was unaffected by the changes announced for 2011 and in 2010 he worked under his 2010 contractual and remuneration arrangements. Bob Diamond’s 2010 remuneration was considered carefully by the Committee as part of the annual remuneration review and his remuneration is disclosed, together with the remuneration of the other executive Directors, on pages 153 and 154.

The Committee will actively review remuneration throughout the year and will remain focused on internal and external perspectives, including regulatory developments. Remuneration regulation is expected to evolve further in 2011 and we will maintain a close dialogue with our key external stakeholders and our shareholders throughout 2011.

The Remuneration Report

The following report of the Committee provides further explanation of current remuneration governance and arrangements. It is divided into the following sections:

–	Committee remit, membership, advisors and activities in 2010
–	Remuneration policy, decisions, governance and regulation
–	Employees’ annual remuneration
–	Executive Directors’, non–executive Directors’ and former Directors’ remuneration
–	2010 remuneration of the five highest paid senior executive officers (excluding executive Directors) and aggregate Code Staff remuneration
–	Share plan and long term incentive plan descriptions

As required by Schedule 8 of the Large and Medium–sized Companies and Groups (Accounts and Reports) Regulations 2008, the Group’s auditors, PricewaterhouseCoopers LLP, have audited the information contained in Tables 5, 7, 9, 13, 14 and 17.

The Committee unanimously recommends that you vote at the 2011 AGM to approve the Remuneration Report as all Directors will be doing with their own Barclays shares.

On behalf of the Board

Sir Richard Broadbent

Chairman, Board Remuneration Committee

7th March 2011

Corporate governance

Remuneration report continued

Board Remuneration Committee remit and membership

The Committee provides governance and strategic oversight of executive and all other employee remuneration, Barclays Human Resources activities and senior management development. The Committee’s terms of reference are online at www.barclays.com/corporategovernance. The terms of reference were revised in both February 2010 and February 2011 in light of best practice and to take account of regulatory and corporate governance developments. The Committee met formally 11 times during 2010. The Chairman of the Committee reported to the Board on the substantive issues discussed at each meeting. In addition to the formal meetings, the Committee members frequently consult between meetings and also meet informally. The Chairman of the Committee also consulted extensively with shareholders and representative bodies during 2010.

The members of the Committee during 2010 were Sir Richard Broadbent (Committee Chairman), Marcus Agius (Group Chairman), Simon Fraser, Sir John Sunderland, Leigh Clifford (until 30 September 2010) and Alison Carnwath (from 1 October 2010). Details of members’ attendance is shown in Table 1.

The non-executive Directors who are Committee members are considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement. Marcus Agius is also a member and he was considered independent on appointment to the Board.

Table 1: Committee attendance

Member	Meetings eligible to attend	Meetings attended
Sir Richard Broadbent (Chairman)	11	11
Marcus Agius	11	11
Alison Carnwath
(from 1 October 2010)	3	2
Leigh Clifford
(until 30 September 2010)	8	6
Simon Fraser	11	11
Sir John Sunderland	11	11

Secretary
Patrick Gonsalves

Advisors

The Committee’s work is supported by independent professional advice. The Committee reviews the appointment of advisors each year. Towers Watson was re-appointed by the Committee in 2010.

Any potential conflicts of interest the advisors may have are disclosed to the Committee. In addition to advising the Committee, Towers Watson provided remuneration benchmarking data to the Group. Towers Watson also provided pension advice as the appointed advisor to the trustee of the UK Retirement Fund.

The Chief Executive, the Human Resources Director, the Compensation and Benefits Director and, as necessary, members of the Executive Committee, also advise the Committee, supported by their teams. No Group employee is permitted to participate in discussions or decisions of the Committee relating to his or her own remuneration.

Committee activities in 2010

The outcome of the Board effectiveness review showed that the Committee operated effectively in 2010. A chart setting out how the Committee’s time was allocated in 2010 is set out in Figure 1. Table 2 sets out the key matters discussed by the Committee in 2010.

Table 2: Key matters discussed by the Committee in 2010

Month	Key matters
January	– Regulatory update – Vesting of long term incentive awards – Payround discussions

February (2 meetings)

– Risk, financial performance and regulatory updates

– Payround discussions

– Resourcing update

– Vesting of long term incentive awards

– Executive Director and Executive Committee

   remuneration proposals

– Review of Committee terms of reference

March	– Executive Director remuneration

April	– Long term incentive plan calibration – Resourcing update and hiring governance processes – Regulatory update

June	– Payround discussions

July

– Risk, financial performance and regulatory updates

– 2009/10 payround review

– Initial discussions of 2010/11 payround

– Talent management update

– Resourcing update

– Review of Committee activity against terms of reference

– Re-appointment of independent advisor

August	– Payround discussions

November

– Risk, financial performance and regulatory updates

– Payround discussions

– Resourcing update

– Health & safety update

– Pensions governance update

– Talent management deep drive

– All employee share plans update

December (2 meetings)	– Risk, financial performance and regulatory updates – Payround discussions – Resourcing update

Executive Directors’ remuneration – alignment of interests with shareholders

Figure 2 shows the aggregate total direct remuneration of the executive Directors for 2007, 2008, 2009 and 2010 compared to the indicative fair value movements on the executive Directors’ aggregate share-based remuneration and beneficial interests in Barclays PLC shares from 1st January 2007 on a cumulative basis. The performance of the Barclays PLC share price is shown for context. The chart shows that the executive Directors’ interests have decreased in value by £68m over 2007, 2008, 2009 and 2010 as a consequence of the movement in Barclays share price.

Total Shareholder Return (TSR)

Figure 3 shows the value, at 31st December 2010, of £100 invested in Barclays on 31st December 2005 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is a widely recognised performance comparison for large UK companies and this is why it has been chosen as a comparator to illustrate Barclays TSR. The graph shows that, at the end of 2010, a hypothetical £100 invested in Barclays on 31st December 2005 would have generated a total loss of £47 compared with a gain of £26 if invested in the FTSE 100 Index.

Barclays Remuneration Policy

The aims of the Barclays Remuneration Policy are to:

1.	Attract and retain those people with the ability, experience and skill to deliver the strategy.

2.	Create a direct and recognisable alignment between the rewards and risk exposure of shareholders and employees, particularly executive Directors and senior management.

3.	Incentivise employees to deliver sustained performance consistent with strategic goals and appropriate risk management, and to reward success in this.

4.	Deliver remuneration that is affordable and appropriate in terms of value allocated to shareholders and employees.

5.	Encourage behaviour consistent with the following principles that guide Barclays business:

i)	Winning together
–	Doing what is right for Barclays, its teams and colleagues to achieve collective and individual success

ii)	Best people
–	Developing talented colleagues and differentiating remuneration to reflect performance
–	Doing what is needed to ensure a leading position in the global financial services industry

iii)	Customer and client focus
–	Understanding what customers and clients want and need and then serving them brilliantly

iv)	Pioneering
–	Driving new ideas, especially those that make Barclays profitable and improve control
–	Improving operational excellence
–	Adding diverse skills to stimulate new perspectives and bold steps

v)	Trusted
–	Acting with the highest levels of integrity to retain the trust of customers, shareholders, other external stakeholders and colleagues
–	Taking full responsibility for decisions and actions
–	Reflecting the operation of independent, robust and evidence based governance and control and complying with relevant legal and regulatory requirements

The Committee keeps under review the Remuneration Policy and arrangements as detailed in this report to ensure that Barclays programmes remain competitive and provide appropriate incentive for performance.

Remuneration decisions

The Remuneration Policy provides a framework for the Committee in carrying out its work, including remuneration decisions in relation to executive Directors.

One of the core elements of Barclays approach is to deliver remuneration that is affordable and appropriate in terms of value allocated to shareholders and employees, with full consideration also being given to other relevant stakeholders such as customers, regulators and governments. When making remuneration decisions, Barclays balances the views of these stakeholders with the need to be able to attract, retain and incentivise talent in a competitive market.

A continued focus during 2010 has been to ensure that our approach to discretionary remuneration is structured in accordance with the FSA’s Remuneration Code (the FSA Code) and the Financial Stability Board Implementation Standards. Work has also continued to ensure that aggregate performance award decisions balance a number of factors including the need to continue to strengthen capital ratios, to invest in the business, to grow the dividend and to protect the business franchise.

Corporate governance

Remuneration report continued

At an aggregate level, in order to ensure that a link is maintained between pay and performance, performance award decisions are made by reference to a number of quantitative and qualitative measures and are determined at the discretion of the Committee. During 2010 the role of the risk and compliance functions in remuneration governance was enhanced, building on the work done in 2009. As well as offering regular updates to the Committee on risk-adjusted business performance and the Group's risk profile, the risk function also reviewed remuneration frameworks, aggregate performance award proposals and new incentive plan design proposals from a risk management perspective. The risk function also proposed risk-adjusted metrics for use in long term incentive plans and reviewed malus provisions (including those for executive Directors).

A key element of linking pay and performance on an individual basis is the robust performance assessment framework operated across the Group. Employee behaviours are considered in the context of the principles that guide Barclays business, as set out in our Remuneration Policy. The extent to which employee behaviours accord with these standards is assessed as part of the performance assessment framework, which includes an examination of the employee's performance from both financial and non-financial perspectives. Performance against these areas helps to reinforce appropriate behaviours and so mitigate operational and reputational risks. The resulting performance ratings have a direct impact on all individual remuneration decisions. In 2010, compliance with risk and control frameworks has been further enhanced within Barclays performance assessment process.

The exercise of informed discretion plays an important role in the assessment of performance in the context of all our remuneration decisions, rather than using a formulaic approach which could incentivise inappropriate behaviours.

Remuneration Policy governance

To ensure appropriate operation of the Remuneration Policy, the Committee has established frameworks for the governance of remuneration in each of the major businesses and for the Group as a whole. The frameworks are forward looking and are based on financial metrics to assist with the planning and management of remuneration in each of the key businesses. These frameworks incorporate metrics consistent with delivering the strategy of the businesses. The Committee exercises judgement in the application of the frameworks to promote the long term success of the Group for the benefit of shareholders. The current frameworks set out key financial ratios achieved by Barclays and its competitors and are used by the Committee to inform its decision-making process when approving aggregate remuneration spend, including performance awards. The Committee also approves strategic investment for new hires, and the remuneration arrangements of any employee with annual total remuneration equal to or in excess of a pre-determined threshold as stated in the Committee terms of reference (£750,000 in 2010). In addition, the remuneration of Code Staff is also reviewed by the Committee. Code Staff are the Group's employees whose professional activities could have a material impact on the Group's risk profile, including senior risk and compliance officers. The remuneration of Code Staff is subject to the remuneration principles of the FSA Code. References to the structure of remuneration for Code Staff in this report exclude Code Staff whose total remuneration falls within the FSA Code's de minimis provisions.

For individual remuneration decisions made by the Committee, including those for executive Directors and other key senior management, the Committee reviews each element of remuneration relative to performance and to the practice of other comparable organisations. Remuneration is benchmarked against the markets in which we compete for talent. This includes benchmarking against other leading international banks and financial services organisations and other companies of a similar size to Barclays in the FTSE 100 Index.

Given the materiality of Barclays pension arrangements, the Committee operates a specific framework for the management of pensions to ensure proper oversight. The Global Retirement Fund Governance Framework is operated to ensure best practice in respect of regulatory compliance, governance, investment and administration. As set out in the Committee's 2009 report, Barclays closed its UK Final Salary pension schemes to future accrual with effect from 31st March 2010 in order to reduce current and future UK pension liability risk and to ensure that our pension arrangements are sustainable and affordable over the long term. Details of the pension arrangements in place for executive Directors are set out on page 154.

Regulation

Barclays is committed to the maintenance of robust remuneration arrangements that are in accordance with regulatory requirements including the FSA Code. Table 3 sets out some of the ways that we fulfil this commitment.

Table 3: Remuneration regulation

Regulatory area	Barclays practice
Scope and application	Code Staff identified and made aware of the implications of their status

Governance	Committee scope widened to review the remuneration of Code Staff. Terms of reference updated in 2010 to reflect this

Capital	Quantum of variable remuneration in 2010 considered in the context of capital planning. Capital efficiency is a key goal in the design of new remuneration plans. Deferred incentive awards for Code Staff and other senior executives for 2010 include contingent capital awards, which are subject to a vesting condition linked to Barclays Group Core Tier 1 capital ratio

Guarantees	The policy is that guarantees are used only in exceptional circumstances in the case of new hires and for one year

Risk-focused remuneration policies	Barclays policies, procedures and practices promote sound risk management. This is embodied in the Remuneration Policy and Barclays Guiding Principles. Risk and remuneration are linked in Barclays through governance processes, performance award funding, the performance assessment process, performance metric selection, deferral structures, and malus and prudent financial control provisions

Deferral and payment in Barclays shares	In accordance with the FSA Code, deferral rates for Code Staff of up to 60% of annual performance incentives apply. Deferred incentive awards for Code Staff for 2010 include awards in Barclays shares and contingent capital awards. In addition, for Code Staff 50% of non-deferred incentives for 2010 are awarded as Barclays shares subject to a six month holding period. Code Staff are also subject to a shareholding guideline. For other employees a proportion of annual performance incentives is deferred on a graduated basis

Employees’ annual remuneration

The Remuneration Policy applies the same overarching principles and practices to all employees, including executive Directors and other Code Staff, though the exact structure and quantum of individual packages varies by business, geography and role.

Table 4 summarises the key elements of Barclays remuneration arrangements.

Table 4: Key elements of Barclays remuneration arrangements

Element	Strategic purpose	Programme summary
Base salary	To attract, retain and incentivise talent in a competitive market	– Reviewed annually – Salaries for all roles are determined with reference to relevant market practice – All employees’ salaries are benchmarked against the appropriate market
Annual performance incentive	To incentivise the delivery of annual goals at Group, business, team and individual levels

–     Annual performance incentives are awarded on a discretionary basis, based on Group, business, team and individual performance

–     The aggregate level of annual performance incentives is determined by reference to Group and business unit metrics. These include a range of risk-adjusted financial metrics including profit before tax (PBT) and return on risk weighted assets (RoRWA)

–     Individual annual performance incentives are strongly differentiated based on individual performance (both financial and non-financial). Adherence to applicable risk and control frameworks is part of performance assessment

–     The structure of individual annual performance incentives may vary based on amount, and may include cash and deferred incentive awards. Details on deferred incentive awards are set out below

–     50% of non-deferred annual performance incentives for 2010 for executive Directors (100% of non-deferred for Mr Diamond) and other Code Staff is in the form of Barclays shares subject to a six month holding period

Deferred incentive awards and long term incentive awards

Deferred incentive awards are designed to align performance with shareholder value and increase retention for senior employees

Long term incentive awards reward execution against the Group strategy and the creation of sustained growth in shareholder value. The awards are designed to align the most senior employees’ goals with the long term success of Barclays

–     Employees who are awarded an annual performance incentive over a threshold level (as determined each year by the Committee) receive part of the award as a deferred incentive award dependant on future service (including awards in Barclays shares)

–     60% of 2010 annual performance incentives for executive Directors is deferred (72% for Mr Diamond), and for other Code Staff 60% is deferred (40% for annual performance incentives of no more than £500,000). For other employees a graduated system is operated so that those who receive higher value annual performance incentives receive more of the award as a deferred incentive award

–     The most senior employees in Barclays may also receive long term incentive awards. Long term incentive awards are subject to risk-adjusted performance conditions, normally measured over a three year performance period

–     The vesting of long term incentive awards is subject to the discretion of the Committee to ensure that awards only vest for appropriate performance. Delivery of vested long term incentive awards includes awards in Barclays shares

–     Vesting of both deferred incentive awards and long term incentive awards is subject to malus and prudent financial control provisions in accordance with the FSA Code

–     Barclays operates a number of deferred incentive award plans and long term incentive plans. Details of the principal plans under which awards were made in 2010 are included in Table 24 and new plans proposed for 2011 in Table 25

–     Deferred incentive awards for 2010 for executive Directors, other Code Staff and other senior executives will include awards in the form of contingent capital awards, which are subject to a vesting condition that Barclays Group Core Tier 1 capital ratio is at least 7% on the vesting date

Retirement benefits (or cash allowance)	To provide a market competitive post-retirement benefit	– Barclays provides retirement benefit arrangements to employees across the Group, with appropriate consideration of market practice and geographical differences
Other benefits	To provide market competitive benefits	– Benefits vary by role and may include private medical insurance, life and disability cover and car allowance, with appropriate consideration of market practice and geographical differences

Corporate governance

Remuneration report continued

Executive Director remuneration

During 2010 the Committee undertook a full review of the pay structure for executive Directors. Pay and employment conditions elsewhere in the Group are taken into account by the Committee in determining the remuneration packages for executive Directors. The general approach is the same across the Group, namely decisions are made on a total remuneration basis against the relevant market. We also seek to provide market competitive retirement and other benefits.

Table 5 sets out the executive Directors’ remuneration. The remuneration related to 2010 performance for Mr Diamond relates to his role as Chief Executive of the Corporate and Investment Banking, and Barclays Wealth businesses. The proposed long term incentive award for Mr Diamond relates to his performance as Barclays Chief Executive from 2011. Table 6 sets out the annual base salaries for executive Directors. Table 7 sets out the executive Directors’ retirement and other benefits.

Mr Varley stepped down as Chief Executive, and from the Barclays Boards and the Group Executive Committee, on 31st December 2010. Since 1st January 2011 Mr Varley has been a senior advisor on regulatory matters to Mr Diamond and to the Barclays Boards. This is expected to continue until 30th September 2011. Mr Varley is not eligible for an annual performance incentive for 2011. Mr Varley’s other terms and conditions of employment continue in accordance with his service contract.

On 1st January 2011, Mr Diamond replaced Mr Varley as Chief Executive. With effect from 1st January 2011, Mr Diamond’s remuneration arrangements reflect his new responsibilities as Chief Executive. The remuneration arrangements were benchmarked against a peer group of global universal banks, industrial companies and financial services institutions. Mr Diamond’s base salary increased to £1,350,000 and his annual performance incentive award opportunity and long term incentive award opportunity are shown below. Mr Diamond is also entitled to benefits that are consistent with his role as Chief Executive, including private medical insurance, car allowance, accommodation when required for business purposes, relief in the event of double taxation and other benefits in line with his service contract.

Annual performance incentive

The maximum annual performance incentive opportunity for executive Directors is tailored to the relevant market; this is typically 250% of base salary. The annual performance incentive award is made by reference to a qualitative and quantitative assessment of performance. Both financial and non-financial performance is considered. Financial performance is assessed by reference to key financial metrics including PBT, return on equity (RoE) and RoRWA. Non-financial performance is assessed by reference to factors including franchise health, employee opinion surveys and customer satisfaction. The annual performance incentive for 2010 for Mr Diamond reflects the strong absolute and relative performance of the Corporate and Investment Banking, and Barclays Wealth businesses in 2010. The annual performance incentive for 2010 for Mr Lucas reflects his strong personal contribution in 2010 and the improvement in the profitability of Barclays Group.

The structure of the 2010 annual performance incentive is in accordance with the FSA Code. It is proposed to be delivered in three elements for Mr Varley and Mr Lucas: 20% in cash, 20% in Barclays shares which are subject to a six month holding period and 60% in the form of a deferred incentive award. Mr Diamond’s 2010 annual performance incentive is proposed to be delivered 28% in Barclays shares which are subject to a six month holding period and 72% in the form of a deferred incentive award.

Deferred incentive awards

It is proposed that the 2010 deferred incentive awards (as set out in Table 5) will be made under the Share Value Plan (SVP), for which shareholder approval is being sought at the 2011 AGM to enable participation by the executive Directors. 50% of the deferred incentive awards will be in the form of awards over Barclays shares. 50% will be in the form of contingent capital awards (under the Contingent Capital Plan (CCP) schedule to the SVP). No consideration is payable by the executive Directors to receive the awards.

The awards normally vest in three equal portions on each of the first, second and third anniversaries of the grant subject to malus and prudent financial control provisions. The vesting of the contingent capital awards is also subject to the condition that the Barclays Group Core Tier 1 capital ratio is at least 7% at vesting. Details of the SVP and the CCP are in the Notice of Meeting for the 2011 AGM at www.barclays.com/investorrelations.

Long term incentive awards

The maximum annual value at time of award of long term incentive awards for executive Directors is tailored to the relevant market; this will not normally exceed 500% of base salary. It is proposed that 2011 long term incentive awards (as shown in Table 5) will be granted to Mr Diamond and

Table 5: Executive Directors’ remuneration

	John Varley		Robert E Diamond Jr		Chris Lucas
	2010 £000	2009 £000	2010 £000	2009 £000	2010 £000	2009 £000
Base salary	1,100	1,100	250	250	763	650
Annual performance incentive (cash)	550	0	0	0	360	0
Total - cash remuneration related to the year	1,650	1,100	250	250	1,123	650

Annual performance incentive (shares)	550	0	1,800	0	360	0
Deferred incentive award	1,650	0	4,700	0	1,080	1,500
Total - other remuneration related to the year and deferred incentives	2,200	0	6,500	0	1,440	1,500

Total remuneration related to the year and deferred incentives	3,850	1,100	6,750	250	2,563	2,150

Long term incentive award (contingent on future performance)	0	0	2,250	6,000	1,333	1,000

Table 6: Base salary

	Base salary at 31st December 2010 £000	Base salary at 1st April 2011 £000	Date of previous increase
John Varley	1,100	1,100	1st April 2008
Robert E Diamond Jr	250	1,350	1st March 1999
Chris Lucas	800	800	1st April 2010

From 1st January 2009 to 31st December 2010, Mr Diamond received his base salary in US dollars converted from sterling into US dollars using an average sterling/US dollar exchange rate for 2008 of 1.86. From 1st January 2011, Mr Diamond will receive his base salary of £1.35m in sterling. Mr Varley’s base salary due to be paid for 2011 will be £825,000 in total (based on a leaving date of 30th September 2011). Mr Varley is not eligible for an annual performance incentive for 2011.

Mr Lucas under the Barclays Long Term Incentive Plan (Barclays LTIP), for which shareholder approval is being sought at the 2011 ACM. The amount shown in Table 5 is the value at grant of the proposed awards (based on 33% of the maximum number of shares subject to the award).

The 2011 Barclays LTIP awards are proposed to be in the form of awards over Barclays shares. No consideration is payable by the executive Directors to receive the awards. The 2011 awards will only vest if the performance condition is satisfied after a three year period and subject to malus and prudent financial control provisions. For 2011 awards, 50% of the Barclays shares will be releasable at the end of the three year vesting period, and 50% of the Barclays shares (after payment of tax) will be subject to an additional 12 month holding period.

The performance condition for the proposed 2011 awards has been chosen to focus closely on execution of Barclays strategy which gives primacy to return on equity. The proposed metrics for 2011 awards are based on three weighted categories as follows:

–	Financial (60%): the primary performance metric is 3 year average RoRWA, and the secondary metric is PBT. RoRWA is a key driver of RoE and reflects the level of regulatory capital held by the business. PBT ensures absolute financial performance is considered

–	Risk (30%): the performance metric is loan loss rate. This encourages strong management of credit risk

–	Sustainability (10%): performance is assessed by the Committee against non-financial factors including customer satisfaction, employee opinion surveys and Barclays relationships with its regulators

The calibration proposed for the performance condition metrics for the 2011 awards, and further details on the Barclays LTIP, are in the Notice of Meeting for the 2011 ACM at www.barclays.com/investorrelations.

Pensions

Mr Varley ceased to be an active member of the Group's non-contributory UK defined benefit pension scheme from 31st March 2010. From 1st April 2010 Mr Varley receives a cash allowance of 25% of base salary in lieu of membership of a Group pension scheme. Until 31st December 2010 Mr Diamond participated in the Group's US defined benefit plans (the US Staff Pension Plan (a funded arrangement) and the US Restoration Plan (an unfunded arrangement)) which are both non-contributory. Mr Diamond also participated in the Barclays Bank PLC 401K Thrift Savings Plan and Thrift Restoration Plan, which are both defined contribution plans. The company contributions paid in respect of 2010 amounted to £13,588 (US$21,000). With effect from 1st January 2011, Mr Diamond receives a cash allowance of 50% of base salary in lieu of membership of a Group pension scheme. Mr Lucas receives a cash allowance of 25% of base salary in lieu of membership of a Group pension scheme.

Table 7 includes the pension benefits of the executive Directors. Mr Varley also has a defined contribution benefit of £599,568 (as at 31st December 2010) in respect of a previous transfer from a freestanding AVC arising from his personal contributions only. Pension accrued during 2010 (including increase for inflation) represents the change in accrued pension during the year including inflation at the prescribed UK rate of 5%. Pensions paid from the UK defined benefit pension scheme are reviewed annually and increase by a minimum of the increase in the retail prices index (capped at 5%), subject to the scheme rules. As a result of the closure of the UK defined benefit scheme to future accrual from 31st March 2010, Mr Varley has a negative pension accrued during 2010 when inflation is excluded. Pension accrued for Mr Varley during 2010 includes a pro-rated deferred pension increase that was granted on 1st October 2010. The increase in Mr Varley's pension transfer value during 2010 is primarily due to being one year nearer to the assumed retirement age. The increase in Mr Diamond's pension transfer value during 2010 is also primarily due to being one year nearer to the assumed retirement age. The other main factors for Mr Diamond's increase were a change in the assumptions used to calculate transfer values and a fall in the average exchange rate since 2009.

Other benefits

Executive Directors are provided with benefits including private medical insurance, life and income protection cover, the use of a company-owned vehicle or the cash equivalent, use of a company driver where required for business purposes, tax advice and accommodation when required for business purposes. No executive Director has an expense allowance. Table 7 includes the benefits received by the executive Directors.

Performance-linked remuneration

Each element of remuneration has a specific role in achieving the aims of the Remuneration Policy. The combined potential remuneration from annual performance incentive, deferred incentive awards and long term incentive awards outweighs the other elements and is subject to individual and Group performance, thereby placing the majority of potential remuneration at risk. Table 8 shows the average proportions of fixed and variable remuneration over the last 3 years. Table 8 incorporates salary and benefits, the increase in transfer value of accrued pension or annual cash in lieu of pension, annual performance incentive comprising cash and share incentives, deferred incentive awards and the fair value of long term incentive awards.

Table 8: Average fixed and variable remuneration over the last three years

	Fixed	Variable
		Cash	Shares
Executive Directors
John Varley	82%	9%	9%
Robert E Diamond Jr	9%	14%	77%
Chris Lucas	28%	9%	63%

Table 7: Pension provision and other benefits

	Age at 31st December 2010	Completed years of service	Accrued pension at 31st December 2009 £000	Pension accrued during 2010 (including increase for inflation) £000	Pension accrued during 2010 (excluding inflation) £000	Accrued pension at 31st December 2010 £000	Transfer value of accrued pension at 31st December 2009 £000	Transfer value of accrued pension at 31st December 2010 £000	Increase in transfer value during 2010 £000	2010 cash in lieu of pension £000
John Varley	54	28	619	26	(5)	645	17,015	18,256	1,241	206
Robert E Diamond Jr	59	14	58	5	2	63	383	473	90	—
Chris Lucas	50	3	—	—	—	—	—	—	—	191

	Other benefits 2010 £000	Other benefits 2009 £000	Sub-total* 2010 £000	Sub-total* 2009 £000
John Varley	54	23	2,460	1,123	* Sub-total calculated in accordance with Schedule 8 of the Large and
Robert E Diamond Jr	268	134	2,318	384	Medium-sized Companies and Groups (Accounts and Reports) Regulations
Chris Lucas	25	19	1,699	832	2008 (total of base salary, annual performance incentive (cash), annual
					performance incentive (shares), pension cash allowance and other benefits)

Corporate governance Remuneration report continued

Outstanding share plan and long term incentive plan awards

Barclays operates a number of share plans to align the interests of employees with shareholders and the execution of Group strategy over the longer term. Table 9 summarises the interests of each executive Director in each plan, and Table 10 summarises the three year performance conditions set at grant for outstanding Performance Share Plan (PSP) cycles. The interests shown are the maximum number of Barclays shares that may be received under each plan. Executive Directors do not pay for any share plan award.

For PSP, at the end of each performance period independent confirmation is provided to the Committee of the extent to which each performance condition has been met. In relation to the 2006-2008 PSP awards, after consultation with the Committee in 2009, the participating executive Directors wrote to the PSP trustee to request that it defer the exercise of its discretion to release shares to them for a further two year period subject to continued employment and an assessment by the Committee that the financial performance of the Group was satisfactory, including the declaration of at least one dividend. The maximum number of Barclays shares that may be released was determined in 2009 and was fixed as set out in Table 9. The Committee reviewed the performance conditions in February 2011 taking account of factors including profit performance, capital ratios, share price and payment of dividends. The Committee recommended that the number of Barclays shares shown in Table 9 be released in March 2011.

In relation to the 2007-2009 PSP awards, the executive Directors agreed to voluntary clawback arrangements to operate for a two year period following the vesting of the awards. By this voluntary agreement, the executive

Table 9: Outstanding share plan and long term incentive awards

	Number of shares under award/option at 1st January 2010 (maximum)	Number of shares awarded in year (maximum)	Market price on award date	Weighted average exercise price	Number of shares released/exercised
John Varley
PSP 2006-2008	232,855	–	£6.75	–	–
PSP 2007-2009	504,294	–	£7.08	–	(252,147)
PSP 2008-2010	812,412	–	£4.25	–	–
ISOP	944,655	–	–	£4.46	–
Sharesave	3,735	–	–	£4.70	–
ESAS	430,969	–	–	–	(276,784)
Robert E Diamond Jr
PSP 2006-2008	1,164,273	–	£6.75	–	–
PSP 2007-2009	2,878,686	–	£7.08	–	(1,439,343)
PSP 2008-2010	2,031,030	–	£4.25	–	–
PSP 2010-2012	–	5,563,902	£3.55	–	–
ISOP	575,008	–	–	£4.42	–
ESAS	3,365,882	–	–	–	(666,667)
Chris Lucas
PSP 2007-2009	255,396	–	£7.08	–	(127,698)
PSP 2008-2010	541,608	–	£4.25	–	–
PSP 2009-2011	1,598,046	–	£2.34	–	–
PSP 2010-2012	–	927,318	£3.55	–	–
Sharesave	3,735	–	–	£4.70	–
ESAS	44,006	602,756	–	–	–

Numbers shown for ESAS above represent provisional allocations that have been awarded. Numbers shown as aggregate ESAS amounts may also include shares under option as at 31st December 2010. Nil cost options are normally granted under mandatory ESAS awards at the third anniversary of grant and are exercisable (over initial allocation and two-thirds of	bonus shares) typically for two years. The aggregate exercise price of a nil cost option is £1. At the fifth anniversary of the provisional allocation the nil cost options normally lapse and the shares (including bonus shares) are released at the discretion of the ESAS trustee. In 2010, no nil cost options were granted to the executive Directors. Nil cost options (granted

Table 10: Performance conditions attaching to the share plans in which the executive Directors participate

Scheme	Performance period	Performance measure	Target
PSP	2010-2012	50% of award calibrated against TSR	33% of maximum award released for above median performance (6th place) with 100% released in 1st place and a scaled basis in between

		50% average RoRWA	17% of maximum award released for 0.83% scaled to a maximum award at 1.46%
	2009-2011	50% of award calibrated against TSR	As above

		50% average RoRWA	17% of maximum award released for 0.83% scaled to a maximum award at 1.34%
	2008-2010	50% of award calibrated against TSR	As above

		50% of award calibrated against cumulative EP over the three-year performance period	33% of the maximum award released for £6,921m scaled to 100% of maximum award at £8,350m

Directors will repay the value of the Barclays shares at the end of the two year period (after deduction of taxes paid) should a dividend not be paid during the two year period or the Committee judges that the financial health of the business has deteriorated significantly over the two year period.

In relation to the 2008-2010 PSP awards, the underpin (as shown in Table 10) was satisfied, the TSR condition was met but the Economic Profit (EP) condition was not met. As a result, the awards vested in March 2011 at 0.5 times the initial award (maximum is 3 times).

For the 2009-2011 and 2010-2012 PSP awards the performance measures are relative TSR and RoRWA. TSR was selected to align performance with Barclays shareholders. RoRWA was selected as a risk-adjusted performance measure to reflect the Group’s stated goal of focus on returns over growth.

Calibration of performance measures is agreed ahead of each award by the Committee supported by a working team with representatives from Human Resources, Finance and Risk. This process includes an assessment of relevant data including financial targets, analyst forecasts, internal and external views of comparator future performance levels, shareholder views and value and broader economic trends. All performance measures are calibrated to include a significant level of stretch to attain maximum payout.

All awards and releases are recommended by the Committee to the independent trustee and are subject to trustee discretion. The trustee may also release to participants dividend shares which represent accumulated dividends (net of withholding tax) in respect of the Barclays shares under awards that vest. During 2010 Barclays highest share price was £3.83 and the lowest was £2.55. The Barclays share price at year end was £2.62.

Market price on release/ exercise date	Number of shares lapsed in 2010	Number of shares under award/option at 31st December 2010 (maximum)	Vested number of shares under option	Value of release/exercise	End of three-year PSP performance period, or first exercise/scheduled release date	Last exercise/ scheduled release date

–	–	232,855	–	–	31/12/2008	01/03/2011
£3.48	(252,147)	–	–	£0.88m	31/12/2009	15/03/2010
–	–	812,412	–	–	31/12/2010	01/03/2011
–	(246,431)	698,224	698,224	–	18/05/2003	30/09/2012
–	–	3,735	–	–	01/10/2011	30/03/2012
£3.48	–	154,185	–	£0.96m	15/03/2010	21/03/2012

–	–	1,164,273	–	–	31/12/2008	01/03/2011
£3.48	(1,439,343)	–	–	£5.01m	31/12/2009	15/03/2010
–	–	2,031,030	–	–	31/12/2010	01/03/2011
–	–	5,563,902	–	–	31/12/2012	16/03/2013
–	–	575,008	575,008	–	12/03/2004	22/03/2014
£3.48	–	2,699,215	–	£2.32m	15/03/2010	20/03/2013

£3.48	(127,698)	–	–	£0.44m	31/12/2009	15/03/2010
–	–	541,608	–	–	31/12/2010	01/03/2011
–	–	1,598,046	–	–	31/12/2011	27/04/2012
–	–	927,318	–	–	31/12/2012	16/03/2013
–	–	3,735	–	–	01/11/2014	30/04/2015
–	–	646,762	–	–	20/03/2011	16/03/2015

in 2008) lapsed during the year. Mr Varley held nil cost options over 206,934 shares under ESAS as at 1st January 2010, and none as at 31st December 2010. The first and last exercise dates were 7th March 2008 and 1st March 2011 respectively. Mr Varley received 45,191 dividend shares and Mr Diamond received 83,541 dividend shares from ESAS awards released during the year (share price on release date was £3.48). On release of the 2007-09 PSP awards, Mr Varley received 28,555 dividend shares, Mr Diamond received 163,002 dividend shares and Mr Lucas received 14,462 dividend shares (share price on release date was £3.48).

TSR peer group constituents				Actual performance
UK	Mainland Europe	US	Underpin
HSBC	Banco Santander, BBVA, BNP Paribas, Credit Suisse, Deutsche Bank, Société Générale, Unicredit	Bank of America, JP Morgan Chase, Morgan Stanley	Committee must be satisfied with the underlying financial health of the Group after considering EP and PBT on a cumulative basis over the three year period	To be determined at vesting in March 2013

HSBC, Lloyds Banking Group, Royal Bank of Scotland	Banco Santander, BBVA, BNP Paribas, Deutsche Bank, UBS, Unicredit	Citigroup, JP Morgan Chase	As above	To be determined at vesting in March 2012

HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland	As above (2009-11)	As above	Cumulative EP over performance period must exceed cumulative EP over previous three years	The performance condition was partially met

Corporate governance

Remuneration report continued

Shareholding guideline

The Committee guideline provides that executive Directors should hold Barclays shares worth, as a minimum, the higher of two times base salary or average of total remuneration over the last three years. Executive Directors have five years from their appointment to meet this guideline and a reasonable period to build up to the guideline again if it is not met because of a share price fall.

Service contracts

The Group has service contracts with its executive Directors which do not have a fixed term but provide for a notice period from the Group of 12 months and normally for retirement at age 65. Executive Directors’ contracts allow for termination with contractual notice from the Group or, in the alternative, termination by way of payment in lieu of notice (in phased instalments) which are subject to contractual mitigation. In the event of gross misconduct, neither notice nor a payment in lieu of notice will be given. The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share plan and pension scheme rules.

The Committee has reviewed its approach to executive Director service contracts in light of best practice and regulatory and corporate governance developments. The Committee does not intend to include automatic contractual incentive payments upon termination in relation to executive Director appointments going forward. Automatic contractual incentive payments upon termination are not included in Mr Diamond’s contract. Mr Varley is not eligible for a 2011 annual performance incentive.

Details of executive Director contract terms are shown in Table 12 and details of fees for external appointments in Table 13.

Table 11: Interests in Barclays PLC shares

	At 1st January 2010		At 31st December 2010
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
John Varley	622,418	–	981,476	–
Robert E Diamond Jr	8,333,810	–	10,292,671	–
Chris Lucas	101,697	–	188,476	–

Beneficial interests include shares held either directly, or through a nominee, spouse, or children under 18. They include any interests held through Sharepurchase. Non-beneficial interests include any interests in shares where the executive Director holds the legal, but not beneficial interest. As at 4th March 2011, Mr Diamond’s beneficial interest was 12,678,784 Barclays shares, which includes 2,111,561 Barclays shares released to Mr Diamond on 1st March 2011 in respect of prior years’ deferred and long term incentive awards, and 274,552 Barclays shares awarded on 1st March 2011 for 2010 performance. As at 4th March 2011, Mr Lucas’s beneficial interest was 290,800 Barclays shares, which includes 46,905 Barclays shares released to Mr Lucas on 1st March 2011 in respect of a prior year’s long term incentive award, and 55,419 Barclays shares awarded on 1st March 2011 for 2010 performance. There were no changes in the non-beneficial interests in the period 31st December 2010 to 4th March 2011.

Table 12: Contract terms

	Effective date	Notice period from the Company	Potential compensation for loss of office
John Varley	2nd July 2010	12 months	12 months base salary and continuation of medical and pension benefits whilst an employee. No entitlement to 2011 annual performance incentive

Robert E Diamond Jr	1st January 2011	12 months	12 months base salary and continuation of medical and pension benefits whilst an employee. No automatic contractual entitlement to performance incentive on termination

Chris Lucas	1st April 2007	12 months

12 months base salary, annual performance

incentive equivalent to the average of the previous

three years annual incentives (up to 100% of base

salary) and continuation of medical and pension

benefits whilst an employee

Table 13: Fees for external appointments

		2010		2009

	Organisation	Fees	Fees retained	Fees	Fees retained
John Varley	British Grolux Investments Limited	£8,134	£8,134	£8,061	£8,061
	AstraZeneca PLC	£98,750	£98,750	£95,000	£95,000
	International Advisory Panel of the Monetary Authority of Singapore	£4,745	£4,745	£0	£0

Any other positions held by the executive Directors do not attract fees.

Group Chairman, Deputy Chairman and non-executive Directors

The Group Chairman, Deputy Chairman and non-executive Directors receive fees which reflect the individual responsibilities and membership of Board Committees. Fees are reviewed each year by the Board. Fees were last increased in June 2008.

The first £20,000 of each non-executive Director's base fee and the Deputy Chairman's fee is used to purchase Barclays shares. These Barclays shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board.

Marcus Agius, Group Chairman, has a minimum time commitment to Barclays equivalent to 60% of a full-time role and he receives private health insurance in addition to his fees. Marcus Agius is not eligible to receive a performance incentive, nor participate in Barclays share plans or long term incentive plans nor will he participate in Barclays pension plans or receive any pension contributions. No other non-executive Director receives any benefits from Barclays.

Membership and Chairmanship of Board Committees as at 31st December 2010 and details of the fees received by the non-executive Directors during the year are set out in Table 14. Details of non-executive Director beneficial interests in Barclays shares are set out in Table 15.

Table 14: 2010 fees

	Chairman £000	Deputy Chairman £000	Board Member £000	Board Audit Committee £000	Board Remuneration Committee £000	Board Corporate Governance and Nominations Committee £000	Board Risk Committee £000	Benefits £000	Total 2010 £000	Total 2009 £000
Fees (at 31st Dec 10)
Full-year fee	750	200	70	–	–	–	–	–	–	–
Committee Chair	–	–	–	60	40	–	40	–	–	–
Committee Member	–	–	–	25	15	15	15	–	–	–
Fees to 31st December 2010
Group Chairman
Marcus Agius	Ch.	–	–	–	M.	Ch.	–	1	751	751
Non-executive Directors
David Booth	–	–	M.	–	–	M.	Ch.	–	125	85
Sir Richard Broadbent	–	DCh.	M.	–	Ch.	M.	–	–	200	197
Alison Carnwath	–	–	M.	M.	M.	–	–	–	39	–
Fulvio Conti	–	–	M.	M.	–	–	–	–	95	95
Simon Fraser	–	–	M.	M.	M.	–	–	–	110	83
Reuben Jeffery III	–	–	M.	–	–	–	M.	–	85	32
Sir Andrew Likierman	–	–	M.	M.	–	–	M.	–	110	110
Dambisa Moyo	–	–	M.	–	–	–	M.	–	50	–
Sir Michael Rake	–	–	M.	Ch.	–	M.	M.	–	160	141
Sir John Sunderland	–	–	M.	–	M.	M.	–	–	115	108

As Deputy Chairman, Sir Richard Broadbent receives a fee of £200,000 per annum. He does not receive any additional fees for serving on Board Committees or as Senior Independent Director. Sir John Sunderland is also a member of the Group Brand and Reputation Committee and receives a fee of £15,000 per annum. He was appointed as a member of the Group Brand and Reputation Committee with effect from 1st July 2009 and received fees of £7,500 in 2009. These fees are included in those shown above.

Table 15: Interests in Barclays PLC shares

	At 1st January 2010 total beneficial interests	At 31st December 2010 total beneficial interests	At 4th March 2011 total beneficial interests
Group Chairman
Marcus Agius	113,530	115,129	115,129
Non-executive Directors
David Booth	73,325	77,285	79,220
Sir Richard Broadbent	34,590	38,777	40,729
Alison Carnwath	–	40,000	41,203
Fulvio Conti	39,304	42,970	44,836
Simon Fraser	46,247	49,768	51,583
Reuben Jeffery III	26,173	65,244	67,691
Sir Andrew Likierman	23,007	27,031	29,001
Dambisa Moyo	–	2,826	4,630
Sir Michael Rake	15,127	18,954	20,845
Sir John Sunderland	79,775	83,277	85,107

Dambisa Moyo was appointed as a non-executive Director with effect from 1st May 2010. Alison Carnwath was appointed as a non-executive Director with effect from 1st August 2010. Reuben Jeffery's beneficial interest as at 31st December 2010 comprised 15,000 American Depositary Shares and 5,244 Barclays PLC shares. On 15th February 2011, the non-executive Directors acquired ordinary shares pursuant to arrangements under which part of each non-executive Director's fee is used to buy Barclays PLC shares. Barclays PLC shares were acquired by each non-executive Director as follows: David Booth – 1,935; Sir Richard Broadbent – 1,952; Alison Carnwath – 1,203; Fulvio Conti – 1,866; Simon Fraser -1,815; Reuben Jeffery III – 2,447; Sir Andrew Likierman – 1,970; Dambisa Moyo – 1,804; Sir Michael Rake – 1,891 and Sir John Sunderland – 1,830. Reuben Jeffery's beneficial interest as at 15th February 2011 comprised 15,000 American Depositary Shares and 7,691 Barclays PLC shares. Except as described in this note, there were no changes to the beneficial or non-beneficial interests of non-executive Directors in the period 31st December 2010 to 4th March 2011.

Corporate governance

Remuneration report continued

Letters of appointment

The Group Chairman, Deputy Chairman and non-executive Directors have individual letters of appointment. Each non-executive Director appointment is for an initial six year term, renewable for a single term of three years thereafter. The terms of the letters of appointment of each non-executive Director are shown in Table 16.

All non-executive Directors are standing for re-election at the 2011 ACM.

Table 16: Terms of letters of appointment

	Effective date	Notice period from the Company	Potential compensation for loss of office
Group Chairman
Marcus Agius	1st Jan 2007	12 months	12 months contractual remuneration
Non-executive Directors
David Booth	1st May 2007	6 months	6 months fees
Sir Richard Broadbent	16th July 2009	6 months	6 months fees
Alison Carnwath	1st Aug 2010	6 months	6 months fees
Fulvio Conti	1st Apr 2006	6 months	6 months fees
Simon Fraser	10th Mar 2009	6 months	6 months fees
Reuben Jeffery III	16th July 2009	6 months	6 months fees
Sir Andrew Likierman	1st Sep 2004	6 months	6 months fees
Dambisa Moyo	1st May 2010	6 months	6 months fees
Sir Michael Rake	1st Jan 2008	6 months	6 months fees
Sir John Sunderland	1st June 2005	6 months	6 months fees

Former non-executive Directors

Mr Clifford resigned as a non-executive Director with effect from 30th September 2010. Mr Clifford did not receive a termination payment. Mr Clifford's remuneration for 2010 is shown in Table 17 and the terms of his letter of appointment are shown in Table 18.

Table 17: Former non-executive Director fees

	Total 2010 £000	Total 2009 £000
Leigh Clifford	103	123

Mr Clifford is also a member of the Asia Pacific Advisory Committee and received fees of US$60,000 (2009: US$60,000). These fees are included in those shown above.

Table 18: Terms of letter of appointment

	Effective date	Notice period from the Company	Potential compensation for loss of office
Leigh Clifford	1st October 2004	6 months	6 months fees

Other remuneration disclosures

Five highest paid senior executive officers (excluding executive Directors)

As part of the Project Merlin agreement with the UK Government Barclays committed to disclose the 2010 remuneration of the five highest paid senior executive officers (in addition to the executive Directors). This is shown in Table 19. The senior executive officers shown in Table 19 are considered Key Management Personnel (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly)). The remuneration of the executive Directors is shown in Table 5.

Table 19: 2010 remuneration of the five highest paid senior executive officers (excluding executive Directors)

Five highest paid senior executive officers (excluding executive Directors)
	Individual 1 (£000)	Individual 2 (£000)	Individual 3 (£000)	Individual 4 (£000)	Individual 5 (£000)
Fixed remuneration	734	700	700	700	600
Variable remuneration (cash)	1,017	992	1,433	900	620
Variable remuneration (shares)	1,017	992	1,433	900	620
Deferred remuneration (Contingent Capital Plan)	4,070	3,968	2,150	1,350	930
Deferred remuneration (Share Value Plan)	4,070	3,968	2,150	1,350	930
2010 remuneration and deferred incentives	10,908	10,620	7,866	5,200	3,700

Long term incentive award (outcome contingent on future performance)	3,354	3,354	1,000	1,300	1,500

Sign-on award	0	0	0	0	0
Severance award	0	0	0	0	0

Code Staff aggregate remuneration

Pages 149 to 158 and pages 161 to 163 include information required to be disclosed in accordance with the FSA’s prudential sourcebook for banks, building societies and investment firms (BIPRU) 11.5.18(1) to (5). The information in Tables 20 to 23 is provided in accordance with BIPRU 11.5.18(6) and (7). A total of 231 individuals were Code Staff in 2010. Code Staff are the Group's employees whose professional activities could have a material impact on the Group's risk profile.

Table 20: Aggregate 2010 remuneration of Code Staff by business

Barclays Capital (£m)	Barclays Corporate (£m)	Barclays Wealth (£m)	Global Retail Banking (£m)	Absa (£m)	Group Functions (£m)
406	21	33	45	4	45

Table 21: Aggregate 2010 remuneration of Code Staff by remuneration type

	Senior management (£m)	Other Code Staff (£m)
Fixed remuneration	9	53
Variable remuneration (cash)	7	79
Variable remuneration (shares)	9	68
Deferred remuneration (Contingent Capital Plan)	17	119
Deferred remuneration (Share Value Plan and ESAS)	18	125
2010 remuneration and deferred incentives	60	444

Long term incentive award (outcome contingent on future performance)	15	35

Table 22: Additional 2010 disclosures on deferred remuneration of Code Staff

	Senior management (£m)	Other Code Staff (£m)
Deferred unvested remuneration outstanding at the beginning of the year	142	344
Deferred remuneration awarded in year	77	291
Deferred remuneration reduced in year through performance adjustments	(45)	(46)
Deferred remuneration vested in year	(39)	(118)
Deferred unvested remuneration outstanding at the end of the year	135	471

Table 23: Other 2010 disclosures for Code Staff

	Senior management (£m)	Other Code Staff (£m)
Total sign-on awards	0	0
Total buy-out awards (five individuals)	0	3
Total severance awards (one individual)	0	0.1

Note to Table 22: There was no deferred vested remuneration outstanding at the end of the year. Code Staff are subject to a minimum shareholding guideline.

Corporate governance

Remurance report continued

Share plans and long term incentive plans

Barclays operates a number of share plans and long term incentive plans. The principal plans under which awards were made in 2010 are shown in Table 24 and new plans proposed for 2011 are shown in Table 25. Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustees grant awards and purchase shares in the market to satisfy awards as required, in others new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained. The limits on the issue of new shares comply with the guidelines issued by the Association of British Insurers.

Table 24: Summary of principal share plans and long term incentive plans under which awards were made in 2010

Name of plan	Employees eligible	Executive Directors eligible?	Delivery	Design details
Performance Share Plan (PSP)	Selected employees. In 2010, only executive Directors received PSP awards	Yes	Award of Barclays shares that vests after three years, subject to performance conditions and trustee discretion

–     From 2011, it is proposed that the PSP is replaced by the Barclays LTIP (see Table 25)

–     Awarded on a discretionary basis with participation reviewed annually by the Committee

–     Barclays performance over three years determines the number of Barclays shares eligible for release to each participant

–     For awards made in 2010 performance conditions based on relative TSR and RoRWA

–     Dividends normally accumulated during vesting period

–     On cessation of employment, eligible leavers normally receive an award pro-rated for time and performance.

For other leavers awards will normally lapse. On change of control, awards may vest at the trustee’s discretion

Cash Value Plan (CVP)	All employees (excluding executive Directors) whose variable remuneration is above a set threshold	No	Deferred cash paid in three annual instalments over a three year period dependant on future service and subject to plan committee discretion

–     Plan typically used for mandatory deferral of a proportion of variable remuneration where variable remuneration is above a threshold set annually by the Committee

–     Amount deferred increases on a graduated basis as variable remuneration increases

–     This plan typically works in tandem with the SVP (see below)

–     Awards vest over three years in equal annual tranches dependant on future service and subject to plan committee discretion

–     Participants may be awarded a service credit of 10% of the initial value of the award at the same time as the final instalment is paid subject to continued employment

–     Vesting is subject to malus and prudent financial control provisions in accordance with the FSA Code

–     On cessation of employment, eligible leavers normally receive an award subject to plan committee discretion. For other leavers awards will normally lapse. On change of control, awards may vest at the plan committee’s discretion

Share Value Plan (SVP)	As for CVP above	Executive Directors were not eligible for the SVP in 2010. Approval of the SVP for executive Director participation from 2011 is being sought at the 2011 AGM	Deferred Barclays shares released in three annual instalments over a three year period dependant on future service and subject to trustee discretion

–     Plan typically used for mandatory deferral of a proportion of variable remuneration into Barclays shares where variable remuneration is above a threshold set annually by the Committee

–     Amount deferred increases on a graduated basis as variable remuneration increases

–     This plan typically works in tandem with the CVP (see above)

–     Awards vest over three years in equal annual tranches dependant on future service and subject to trustee discretion

–     Dividends that would normally be received may be awarded as additional Barclays shares and released alongside each tranche of the award

–     Vesting is subject to malus and prudent financial control provisions in accordance with the FSA Code

–     Change of control and leaver provisions are as for CVP (see above) subject to trustee discretion

–     In 2011 Barclays will add a schedule to SVP for cash-based awards to be granted on similar terms but with additional vesting conditions (known as the Contingent Capital Plan) (see Table 25)

Table 24: Summary of principal share plans and long term incentive plans under which awards were made in 2010 continued

Name of plan	Employees eligible	Executive Directors eligible?	Delivery	Design details
Executive Share Award Scheme (ESAS)	Selected employees	Yes	Deferred Barclays shares released after three years subject to trustee discretion	–	From 2011, it is proposed that ESAS is replaced by SVP. Details of the SVP are included in Table 24 and further details are in the Notice of Meeting for the 2011 AGM which is online at www.barclays.com/investorrelations
				–	Discretionary award of a proportion of variable remuneration as Barclays shares. In addition to mandatory deferral, eligible employees may voluntarily defer additional amounts of variable remuneration awarded. In 2010 awards under ESAS were made on a limited basis as CVP and SVP were the principal mandatory deferral plans
				–	Subject to trustee discretion, the ESAS award vests after three years, at which point “bonus shares” equal to 20% of the value of the initial award may be released. If the participant does not withdraw the award shares until the fifth anniversary of the award date, a further 10% bonus shares may be released. Dividend shares may also be released by the ESAS trustee
				–	Awards are subject to forfeiture if the participant leaves Barclays other than for eligible leaver reasons
Business unit long term incentive plans	Selected senior employees (excluding executive Directors) within each business unit	No	Design varies by business unit, awards vest after at least three years, with additional deferral after this period. Awards typically vest 50% in cash and 50% in Barclays share awards	–	Awarded on a discretionary basis
				–	Risk-adjusted performance conditions vary by business unit to reflect individual business strategy
				–	Plans include a prudent financial control provision which gives the Committee power to alter the vesting of awards based on Group financial performance
				–	Awards are subject to forfeiture if the participant leaves Barclays other than for eligible leaver reasons
Sharesave	All UK, Ireland and Spain employees	Yes	Options over Barclays shares at a discount of 20% with shares or cash value of savings delivered after 3 - 7 years	–	HMRC approved in the UK and approved by the Revenue Commissioners in Ireland
				–	Opportunity to purchase Barclays shares at a discount price (currently at 20%) set on award date with savings made over 3, 5 or 7 year term
				–	Maximum individual saving of £250 per month (€300 in Ireland, €225 in Spain)
				–	On cessation of employment eligible leavers may exercise options and acquire shares to the extent of their savings for 6 months
				–	On change of control, participants may exercise options and acquire shares to the extent of their savings for 6 months
Sharepurchase	All employees in the UK	Yes	Barclays shares and dividend/ matching shares held in trust for 3 to 5 years	–	HMRC approved plan
				–	Participants may purchase up to £1,500 of Barclays shares each tax year
				–	Barclays matches the first £600 of shares purchased by employees on a one for one basis
				–	Dividends received are awarded as additional shares
				–	Purchased shares may be withdrawn at any time (if removed prior to 3 years from award, the corresponding matching shares are forfeited). Matching shares must be held in trust for at least 3 years
				–	On cessation of employment participants must withdraw shares. Depending on reason for and timing of leaving matching shares may be forfeited
				–	On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf
Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Barclays shares and dividend/ matching shares held in trust for 3 to 5 years	–	Global Sharepurchase is an extension of the Sharepurchase plan offered in the UK
				–	Operates in substantially the same way as Sharepurchase (see above)

Corporate governance

Remuneration report continued

Table 25: Summary of new deferred incentive plans and long term incentive plans under which awards will be made in 2011

Name of plan	Employees eligible	Executive Directors eligible?	Delivery	Design details
Contingent Capital Plan (CCP)	Selected employees	Yes (subject to shareholder approval at 2011 AGM)	Deferred cash paid in three annual instalments over a three year period, subject to the Group Core Tier 1 capital ratio being above a specified threshold. Vesting is also dependant on future service and subject to plan committee discretion	–	In 2011 Barclays will add a schedule to the SVP (see Table 24) for cash-based awards to be granted on similar terms to the SVP but with additional vesting conditions.
Broadly similar provisions to the SVP apply to the CCP
(The CCP is a schedule to the SVP)				–	The CCP will typically be used for mandatory deferral of a proportion of variable remuneration for executive Directors, other Code Staff and senior management
				–	Awards vest over three years in equal annual tranches dependant on future service and subject to plan committee discretion
				–	The vesting of contingent capital awards is subject to the condition that the Group Core Tier 1 capital ratio is equal to or exceeds a predetermined threshold at vesting. For 2011 awards the threshold is proposed as 7%
				–	Vesting is also subject to malus and prudent financial control provisions in accordance with the FSA Code
				–	When a contingent capital award vests an additional discretionary benefit may be awarded equivalent to a coupon. For 2011 awards, this is proposed as 7% on the award amount (on an annualised and non-compounded basis)
				–	As for the SVP, on cessation of employment, eligible leavers normally receive an award subject to plan committee discretion. For other leavers awards will normally lapse. On change of control, awards may vest at the plan committee's discretion
				–	Details of the CCP are included in the Notice of the Meeting for the 2011 AGM which is online at www.barclays.com/investorrelations
Barclays Long Term Incentive Plan (Barclays LTIP)	Selected employees	Yes (subject to shareholder approval at 2011 AGM)	Award over Barclays shares or over other capital instruments, subject to performance conditions and Committee/ trustee discretion	–	Awarded on a discretionary basis with participation reviewed by the Committee
				–	Awards will only vest if the performance condition is satisfied over a three year period
				–	Vesting will be subject to malus and prudent financial control provisions in accordance with the FSA Code
				–	For proposed awards made in 2011, 50% of Barclays shares will be released at the end of the three year period, and 50% (after payment of tax) will be subject to an additional 12 month holding period
				–	The performance condition for the proposed 2011 awards has been chosen to focus closely on execution of Barclays strategy including return on equity. The proposed metrics for 2011 are based on three weighted categories as set out below
				–	Financial (60%): the primary performance metric is 3 year average RoRWA, and the secondary metric is PBT
				–	Risk (30%): the performance metric is loan loss rate
				–	Sustainability (10%): performance is assessed by the Committee against non-financial factors including customer satisfaction, employee opinion surveys and Barclays relationships with its regulators
				–	On cessation of employment, eligible leavers will normally receive an award pro-rated for time and performance. For other leavers awards will normally lapse
				–	On change of control, awards may vest at the Committee's discretion
				–	The calibration proposed for the performance condition metrics for the 2011 Barclays LTIP awards, and further details on the Barclays LTIP, are included in the Notice of Meeting for the 2011 AGM which is online at www.barclays.com/investorrelations

Additional financial information

Risk factors

The following information describes the risk factors which the Group believes could cause its future results to differ materially from expectations. However, other factors could also adversely affect the Group’s results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

The Group’s approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risk framework and supporting processes. The risk categories relevant to operational risk disclosed on page 113 & 114 are: People, Legal, Regulatory, Operations, Fraud, Technology, Financial Reporting and Taxation. This summary also includes discussions of the impact of business conditions and the general economy and regulatory changes which can impact risk factors and so influence the Group’s results. The risks described below can potentially impact the Group's reputation and brand.

Business conditions and the general economy

Barclays operates a universal banking business model and its services range from current accounts for personal customers to inflation-risk hedging for governments and institutions. The Group also has significant activities in a large number of countries. Consequently, there are many ways in which changes in business conditions and the general economy can adversely impact profitability, whether at the level of the Group, the individual business units or specific countries of operation. The Group’s stress testing framework helps it to understand the impact of changes in business conditions and the general economy, as well as the sensitivity of its business goals to such changes and the scope of management actions to mitigate their impact. The general recovery in the global economy resulted in an improvement in credit conditions in our main markets during 2010. In the UK, the economy recovered slightly during 2010 reflecting the lower than expected growth in unemployment rates, the sustained low interest rate environment and moderate GDP growth. However, a slowdown in growth was evident in the fourth quarter of 2010 which is likely to lead to uncertainty in the near term. In addition, persistent unemployment and inflation, fiscal tightening, the possibility of weakening house prices, and possible rising oil prices may have an adverse impact on the strength of the recovery which could increase the risk that a higher proportion of the Group’s customers and counterparties may be unable to meet their obligations. Economic credit conditions have also continued to show signs of improvement in many other key geographies, although in Spain the housing sector remains depressed which led to significantly increased impairment in our Spanish wholesale portfolios in 2010. Unemployment rates remain high in the US.

The business conditions facing the Group in 2011 are subject to significant uncertainties, most notably:

— the extent and sustainability of economic recovery particularly in the UK, US, Spain and South Africa;

— the dynamics of unemployment particularly in the UK, US, Spain and South Africa and the impact on delinquency and charge-off rates;

— the speed and extent of possible rises in interest rates in the UK, US, South Africa and the Eurozone;

— the possibility of any further falls in residential property prices in the UK, South Africa and Western Europe;

— the impact of potentially deteriorating sovereign credit quality;

— the potential for single name losses in different sectors and geographies where credit positions are sensitive to economic downturn;

— the potential impact of increasing inflation on economic growth and corporate profitability;

— possible deterioration in our remaining credit market exposures, including commercial real estate, leveraged finance and a loan to Protium Finance LP (Protium);

— changes in the value of Sterling relative to other currencies, which could increase risk weighted assets and therefore raise the capital requirements of the Group;

— continued turmoil in the Middle East and North Africa region could result in loss of business in the affected countries, increased oil prices, increased volatility and risk aversion to this region; and

— the liquidity and volatility of capital markets and investors’ appetite for risk, which could lead to a decline in the income that the Group receives from fees and commissions.

Regulatory changes

As noted in the section on Supervision and Regulation (pages 115-119), 2010 has seen significant regulatory change. Issues dealt with in 2010 included:

—	The Independent Commission on Banking (ICB): The ICB has been charged by the UK Government with reviewing the UK banking system. Its findings are expected by September 2011. Although the ICB has yet to make recommendations, and it is not possible to predict what the Government’s response to any recommendations that are made will be, there is a possibility that the ICB could recommend change to the structure of UK banks which may require Barclays to make major changes to its structure and business.
—	Recovery and Resolution Plans: There has been a strong regulatory focus on resolvability in 2010, both from UK and international regulators. The Group has been engaged, and continues to be engaged, with the authorities on taking forward recovery planning and identifying information that would be required in the event of a resolution.
—	The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): The DFA will have an impact on the Group and its business.
The full scale of this impact remains unclear as many of the provisions of the DFA require rules to be made to give them effect and this process is still under way.

Wholesale and retail credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans. However, credit risk may also arise where the downgrading of an entity’s credit rating causes a fall in the value of the Group’s investment in that entity’s financial instruments. Specific areas and scenarios where credit risk could lead to higher impairment charges in future years include:

— credit market exposures;

— sovereign risk; and

— economic uncertainty.

Barclays Capital holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium.

Credit risk may also be manifested as sovereign risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself. European Union (EU) deficits approached very high levels during 2010, leading to a loss of market confidence in certain countries to which the Group is exposed.

In a recessionary environment, such as that seen in past years in UK, the US and other economies, credit risk increases. However, more recently, conditions have continued to show signs of improvement in many key markets, although the UK has experienced a slowdown in growth in the fourth quarter of 2010, US unemployment rates remain high and the Spanish housing sector continues to be depressed, impacting our wholesale and retail credit risk exposures. In particular, in Spain, the Group has experienced elevated impairment across its operations, following a marked reduction in construction activity and shrinking consumer spending.

The Group’s credit risk governance structure, management and measurement methodologies, together with an analysis of exposures to credit risk is detailed in the ‘Credit risk management’ section on page 58 to 93 and Note 44 to the financial statements on page 267.

Additional financial information

Risk factors continued

Market risk

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The main source of risk are traded market risk, non-traded interest rate risk, translational foreign exchange risk and pension risk. Traded risk resides primarily in Barclays Capital while non-traded market risk resides mainly in Global Retail Banking, Barclays Corporate, Barclays Wealth and Group Treasury.

While the Group is exposed to continued market volatility, Barclays Capital’s trading activities are principally a consequence of supporting customer activity.

The Group is exposed to three main types of non-traded interest rate risk:

— fixed rate loans and deposits that are not hedged or matched;

— structural risk due to variability of earnings on structural product and equity balances which have no contractual maturity and an interest rate which does not move in line with the base rate; and

— margin compression.

The Group’s market risk governance structure, management and measurement methodologies, together with an analysis of exposures to both traded and non-traded market risk is detailed in the ‘Market risk management’ section on page 94 to 101 and Note 44 to the financial statements on page 267. Further details relating to the Group’s pension risk is included in Note 28 on page 227.

Capital risk

Capital risk is the risk that the Group has insufficient capital resources to:

— ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set out by the UK FSA and US Federal Reserve where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

— ensure locally regulated subsidiaries can meet their minimum regulatory requirements;

— support the Group’s risk appetite and economic capital requirements; and

— support the Group’s credit rating. A weaker credit rating would increase the Group’s cost of funds.

Regulators assess the Group’s capital position and target levels of capital resources on an ongoing basis. There have been a number of recent developments in regulatory capital requirements which are likely to have a significant impact on the Group. Most significantly, during 2010, the Second and Third Capital Requirement Directives and the guidelines from the Basel Committee on Banking Supervision for strengthening capital requirements (Basel III) were finalised. Aligned to this, markets and credit rating agencies now expect equity capital levels significantly in excess of the current regulatory minimum.

For further information see pages 102 to 106.

Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities, and investments. In certain adverse circumstances, lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, ratings downgrades or loan drawdowns. These outflows could be the result of general market dislocations or specific concerns about Barclays.

This could result in:

— limited ability to support client lending, trading activities and investments;

— forced reduction in balance sheet and sales of assets;

— inability to fulfil lending obligations; and

— regulatory breaches under the liquidity standards introduced by the FSA on 1st December 2009.

The Group’s liquidity risk management and measurement methodologies are detailed in the ‘Liquidity Risk Management’ section on page 107 to 112 and the ‘Liquidity Risk’ note to the financial statements on page 267.

People risk

People risk arises from failures of the Group to manage its key risks as an employer, including lack of appropriate people resource, failure to manage performance and reward, unauthorised or inappropriate employee activity and failure to comply with employment-related requirements. Failure to manage performance and reward in an appropriate manner can ultimately lead to lack of suitable people resource which may ultimately have a negative impact on profits generated by the Group.

During 2010, external regulatory developments in relation to remuneration continued to impact the People Risk. On 17th December 2010, the FSA published its final Remuneration Code (Remuneration Code) following its July 2010 Consultation Paper. The Remuneration Code was updated in order to implement the remuneration rules required by the Third Capital Requirements Directive and the Financial Service Act 2010. The Remuneration Code applies to remuneration paid from 1st January 2011, including remuneration in respect of 2010 performance.

Legal risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways:

— business may not be conducted in accordance with applicable laws around the world;

— contractual obligations may either not be enforceable as intended or may be enforced in an adverse way;

— intellectual property (such as trade names of the Group) may not be adequately protected; and

— liability for damages may be incurred to third parties harmed by the conduct of the Group’s business.

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

Further details of litigation and other legal matters are set out in the Legal Proceedings Note 26 (see page 226) and the Competition and Regulatory Matters Note 27 (see page 227).

Regulatory risk

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. The Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, EU, US and elsewhere, which are all subject to change. The regulatory response to the financial crisis has led to very substantial regulatory changes in the UK, EU and US and in the other countries in which the Group operates. It has also led to a change in the style of supervision in a number of territories, with a more assertive approach being demonstrated by the authorities.

Additional financial information

Risk factors continued

Two specific matters that directly impact the Group are the Banking Act 2009 and the Financial Services Compensation Scheme:

Banking Act 2009

The Banking Act 2009 (the “Banking Act”) provides a permanent regime to allow the FSA, the UK Treasury and the Bank of England to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers, including (a) the power to issue share transfer orders pursuant to which all or some of the securities issued by a bank may be transferred to a commercial purchaser or Bank of England entity and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including the Bank) or its holding company (Barclays PLC) and warrants for such shares and bonds. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

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

Financial Services Compensation Scheme

Banks, insurance companies and other financial institutions in the UK are subject to the Financial Services Compensation Scheme (the “FSCS”) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of the Bank within the European Economic Area (the “EEA”) which are denominated in Sterling or other EEA currencies (including the Euro) are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as the Bank. As at 31 December 2010, the Group had accrued £63 million (2009: £108 million) for its share of the levies. The provision is based on estimates of the Group’s market participation in the relevant charging periods and the interest the FSCS will pay on the facilities provided by HM Treasury in support of its obligations to depositors of banks declared in default (such facilities were, as at 31 December 2010, estimated by the Group to amount to £20 billion). While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on FSCS participants. As at the date of this document, it is not possible to estimate the amount of any potential additional levies or the Group’s share. Consequently, in the event that the FSCS raises funds, raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results and financial condition.

In addition, among other things, the Bribery Act 2010, which applies to UK companies worldwide, has created an offence of failure by a commercial organisation to prevent a bribe being paid on its behalf. However, it will be a defence if the organisation has adequate procedures in place to prevent bribery. In addition, Payment Protection Insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. The UK Competition Commission (CC) has undertaken an in-depth enquiry into the PPI market which has resulted in the CC introducing a number of remedies including a prohibition on sale of PPI at the point of sale. Furthermore, a judicial review has been launched regarding the treatment of PPI complaints by the FSA and Financial Ombudsman Service.

As announced on 18th August 2010, Barclays reached settlements with US Authorities in relation to the investigation by those agencies into compliance with US sanctions and US dollar payment practices. In addition, an Order to Cease and Desist has been issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department.

Other future regulatory changes may potentially restrict the Group’s operations, mandate certain lending activity and impose other compliance costs.

For further information, see pages 115 to 119, 227.

Operations risk

Operations risk is the risk of losses from inadequate or failed internal processes and systems, caused by human error or external events.

These risks are transaction operations, new product development, premises and security, external suppliers, payments process, information, data quality and records management.

Fraud Risk

Fraud risk is the risk that the Group suffers losses as a result of internal and external fraud.

Technology risk

Technology is a key business enabler and requires an appropriate level of control to ensure that the most significant technology risks are effectively managed. Technology risk includes the non-availability of IT systems, inadequate design and testing of new and changed IT solutions and inadequate IT system security. Similar to many large organisations, Barclays is exposed to the risk that systems may not be continually available.

Financial reporting risk

Financial reporting risk arises from a failure or inability to comply fully with the laws, regulations or codes in relation to the disclosure of financial information. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

As set out in Future Accounting Developments on page 204, the International Accounting Standards Board is undertaking a significant programme of revision to IFRS which it aims to complete by 30th June 2011. The final form of IFRS requirements, the time period over which new requirements will need to be applied and the impact on the results and financial position is not yet known.

Following the financial crisis, the financial reporting of banks has been subject to greater scrutiny. This has included consideration of accounting policies, accounting for particular transactions and financial statement disclosures. For Barclays this includes reviewing the decision not to consolidate Protium. Further details are provided on page 91 to 92.

Further details on internal control over financial reporting can be found on page 128 and on the BBA Code and improvements to Annual Report disclosures on page 184.

Taxation risk

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level. A number of double taxation agreements entered between two countries also impact on the taxation of the Group. Tax risk is the risk that the Group suffers losses associated with changes in tax law or in the interpretation of tax law. It also includes the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead reputational damage or a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

Additional financial information

Additional financial disclosure (unaudited)

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

Average[a] for the year ended 31st December
	2010 £m	2009 £m	2008 £m
Deposits from banks
Customers in the United Kingdom	13,486	13,702	14,003
Other European Union	48,715	48,161	38,210
United States	7,373	14,757	15,925
Africa	1,783	2,218	3,110
Rest of the World	20,837	24,350	36,599
Total deposits from banks	92,194	103,188	107,847
Customer Accounts
Customers in the United Kingdom	214,466	197,363	206,020
Other European Union	44,188	38,326	30,909
United States	29,837	32,218	31,719
Africa	42,354	37,009	35,692
Rest of World	23,464	23,655	27,653
Customer Accounts	354,309	328,571	331,993

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £65,146m (2009: £51,423m).

Year ended 31st December
	2010 £m	2009 £m	2008 £m
Customer Accounts	345,788	322,429	335,505
In offices in the United Kingdom:
Current and Demand Accounts
– interest free	48,125	45,160	41,351
Current and Demand Accounts
– interest bearing	27,091	24,066	20,898
Savings accounts	79,444	71,238	68,335
Other time deposits – retail	29,422	29,678	33,785
Other time deposits – wholesale	43,948	52,891	74,417
Total repayable in offices in the United Kingdom	228,030	223,033	238,786
In offices outside the United Kingdom:
– interest free	6,493	7,308	4,803
Current and Demand Accounts
– interest bearing	28,734	24,176	15,463
Savings accounts	12,484	9,950	7,673
Other time deposits	70,047	57,962	68,780
Total repayable in offices outside the United Kingdom	117,758	99,396	96,719

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £48,815m (2009: £57,014m).

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper and negotiable certificates of deposit.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2010 £m	2009 £m	2008 £m
Year-end balance	77,975	76,446	114,910
Average balance[a]	92,194	103,188	107,847
Maximum balance[a]	102,137	121,940	139,836
Average interest rate during year	0.4%	0.6%	3.6%
Year-end interest rate	0.2%	0.4%	2.3%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2010 £m	2009 £m	2008 £m
Year-end balance	20,138	19,300	27,692
Average balance[a]	19,986	21,835	24,668
Maximum balance[a]	25,976	28,756	27,792
Average interest rate during year	2.3%	2.5%	4.4%
Year-end interest rate	2.4%	2.5%	4.2%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than US$100,000.

	2010 £m	2009 £m	2008 £m
Year-end balance	60,184	44,681	61,332
Average balance[a]	55,242	54,960	55,122
Maximum balance[a]	60,803	64,054	67,715
Average interest rate during year	2.5%	2.3%	4.4%
Year-end interest rate	2.3%	2.2%	4.1%

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2010 £m	2009 £m	2008 £m
Year-end balance	225,534	198,781	182,285
Average balanceab	298,054	275,801	274,376
Maximum balanceab	373,627	389,962	396,130
Average interest rate during year	0.4%	0.6%	2.9%
Year-end interest rate	0.3%	0.4%	0.7%

Notes

a	Calculated based on month-end balances.
b	For 2008, calculations were based on quarter-end balances.

Additional financial information

Additional financial disclosure (unaudited) continued

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m
As at 31st December 2010
Securities lending arrangements[a]	27,672	–	–	–	27,672
Guarantees and letters of credit pledged as collateral security	5,853	3,266	1,508	3,156	13,783
Performance guarantees, acceptances and endorsements	6,561	1,182	278	1,154	9,175
Documentary credits and other short-term trade related transactions	1,075	118	1	–	1,194
Standby facilities, credit lines and other commitments	142,026	43,545	19,300	18,092	222,963

As at 31st December 2009
Securities Lending Arrangements	27,406	–	–	–	27,406
Guarantees and letters of credit pledged as collateral security	6,770	4,103	1,286	3,247	15,406
Performance guarantees, acceptances and endorsements	8,009	856	381	716	9,962
Documentary credits and other short-term trade related transactions	722	38	2	–	762
Standby facilities, credit lines and other commitments	145,962	44,004	9,794	6,753	206,513

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m
As at 31st December 2010
Long-term debt	102,959	25,224	13,507	34,338	176,028
Operating lease obligations	635	728	751	3,146	5,260
Purchase obligations	644	747	159	70	1,620
Total	104,245	26,713	14,164	37,786	182,908

As at 31st December 2009
Long-term debt	80,824	31,138	12,982	28,626	153,570
Operating lease obligations	468	808	675	2,936	4,887
Purchase obligations	1,109	940	541	1,243	3,833
Total	82,401	32,886	14,198	32,805	162,290

The long-term debt does not include undated loan capital of £9,094m (2009: £8,148m). Further information on the contractual maturity of the Group’s assets and liabilities is given in the Liquidity Risk section.

Note

a	Securities lending arrangements are fully collateralised, and are not expected to result in an outflow of funds from the Group; see Note 17 on page 216 for further details.

Additional financial information

Additional financial disclosure (unaudited) continued

Securities

Securities at fair value	2010		2009		2008
As at 31st December	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m
Investment securities – available for sale
United Kingdom government	12,056	12,130	77	74	1,238	1,240
Other government	12,635	12,959	10,958	8,389	11,456	11,338
Other public bodies and US Agencies	1,545	1,568	3,456	3,505	14,660	14,834
Mortgage and asset backed securities	2,148	2,390	2,498	2,958	3,510	4,126
Bank and building society certificates of deposit	576	599	7,697	7,343	10,478	10,535
Corporate and other issuers	21,184	21,139	19,202	18,986	17,489	17,908
Debt securities	50,144	50,785	43,888	41,255	58,831	59,981
Equity securities	5,481	6,014	6,676	6,247	2,142	1,814
Investment securities – available for sale	55,625	56,799	50,564	47,502	60,973	61,795

Other securities – held for trading
United Kingdom government	9,943	n/a	6,815	n/a	6,955	n/a
Other government	60,673	n/a	54,161	n/a	50,727	n/a
Other public bodies and US Agencies	28,181	n/a	20,517	n/a	21,909	n/a
Mortgage and asset backed securities	11,611	n/a	12,942	n/a	30,748	n/a
Bank and building society certificates of deposit	757	n/a	995	n/a	7,518	n/a
Corporate and other issuers	25,156	n/a	21,164	n/a	30,829	n/a
Debt securities	136,321	n/a	116,594	n/a	148,686	n/a
Equity securities	25,613	n/a	19,602	n/a	30,535	n/a
Other securities – held for trading	161,934	n/a	136,196	n/a	179,221	n/a

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

Maturities and yield of available for sale debt securities
	Maturing with one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
As at 31st December	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Government	2,055	5.9	5,820	2.8	11,318	2.4	5,498	2.1	24,691	2.7
Other public bodies and US Agencies	6	5.2	72	8.0	91	7.5	1,376	8.5	1,545	8.4
Other issuers	3,696	1.7	16,830	13.1	1,721	8.7	1,661	3.3	23,908	10.3
Total book value	5,757	3.2	22,722	10.4	13,130	3.3	8,535	3.4	50,144	6.5

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2010 by the fair value of securities held at that date.

Additional financial information

Additional financial disclosure (unaudited) continued

Average balance sheet

Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere

Average assets and interest income	2010			2009			2008
Year ended 31st December	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks[a]:
– in offices in the United Kingdom	51,735	439	0.8	41,912	483	1.2	38,913	1,453	3.7
– in offices outside the United Kingdom	76,477	337	0.4	35,073	271	0.8	14,379	419	2.9
Loans and advances to customers[a]:
– in offices in the United Kingdom	261,936	8,346	3.2	269,003	9,579	3.6	253,908	13,995	5.5
– in offices outside the United Kingdom	142,410	9,048	6.4	143,342	9,601	6.7	122,827	9,960	8.1
Financial investments:
– in offices in the United Kingdom	101,556	3,193	3.1	143,123	4,787	3.3	143,470	6,602	4.6
– in offices outside the United Kingdom	127,990	4,723	3.7	117,379	3,713	3.2	138,737	6,274	4.5
Reverse repurchase agreements and cash collateral on securities borrowed[c]:
– in offices in the United Kingdom	215,982	1,169	0.5	163,139	1,770	1.1	207,521	8,768	4.2
– in offices outside the United Kingdom	148,791	526	0.4	145,606	665	0.5	128,250	4,450	3.5
Financial Assets Designated at Fair Value:
– in offices in the United Kingdom	21,822	750	3.4	18,881	822	4.4	20,299	1,325	6.5
– in offices outside the United Kingdom	8,283	129	1.6	13,552	315	2.3	8,690	426	4.9
Total average interest earning assets	1,156,982	28,660	2.5	1,091,010	32,006	2.9	1,076,994	53,672	5.0
Impairment allowances/provisions	(10,143)			(8,705)			(5,749)
Non-interest earning assets	596,162			782,378			682,867
Total average assets and interest income	1,743,001	28,660	1.6	1,864,683	32,006	1.7	1,754,112	53,672	3.1
Percentage of total average interest earning assets in offices outside the United Kingdom	43.6%			41.7%			38.3%
Total average interest earning assets related to:
Interest income[b]		28,660	2.5		32,006	2.9		53,672	5.0
Interest expense[b]		(20,511)	1.8		(20,713)	1.9		(39,820)	3.8
		8,149	0.7		11,293	1.0		13,852	1.2

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	In addition to interest income and interest expense shown on the income statement, interest income and interest expense above includes interest related to principal transactions and available for sale assets and liabilities.
c	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 188 offsets financial assets and liabilities where a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

Additional financial information

Additional financial disclosure (unaudited) continued

Average liabilities and interest expense	2010			2009			2008
Year ended 31st December	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	58,666	461	0.8	66,394	805	1.2	70,272	2,780	4.0
– in offices outside the United Kingdom	19,870	296	1.5	31,091	295	0.9	32,172	956	3.0
Customer accounts:
– in offices in the United Kingdom	198,149	1,602	0.8	177,499	2,549	1.4	188,252	6,938	3.7
– in offices outside the United Kingdom	72,660	2,698	3.7	81,544	3,918	4.8	73,290	4,429	6.0
Debt securities in issue:
– in offices in the United Kingdom	86,209	2,594	3.0	75,950	2,186	2.9	41,014	1,920	4.7
– in offices outside the United Kingdom	68,581	1,889	2.8	81,077	2,278	2.8	80,768	3,734	4.6
Dated and undated loan capital and other subordinated liabilities principally:
– in offices in the United Kingdom	26,794	2,180	8.1	26,379	1,889	7.2	22,912	1,435	6.3
Repurchase agreements and cash collateral on securities lent[a]:
– in offices in the United Kingdom	181,043	1,104	0.6	169,824	1,300	0.8	203,967	8,445	4.1
– in offices outside the United Kingdom	226,105	714	0.3	215,714	849	0.4	177,883	2,800	1.6
Trading portfolio liabilities:
– in offices in the United Kingdom	51,073	2,225	4.4	55,704	2,193	3.9	56,675	2,657	4.7
– in offices outside the United Kingdom	48,046	1,853	3.9	36,812	999	2.7	62,239	2,087	3.4
Financial liabilities designated at fair value
– in offices in the United Kingdom	64,153	2,696	4.2	32,573	1,223	3.8	32,311	1,062	3.3
– in offices outside the United Kingdom	19,189	199	1.0	18,484	229	1.2	14,237	577	4.1
Total average interest bearing liabilities	1,120,538	20,511	1.8	1,069,045	20,713	1.9	1,055,992	39,820	3.8
Interest free customer deposits:
– in offices in the United Kingdom	47,263			43,897			40,439
– in offices outside the United Kingdom	6,563			4,816			3,089
Other non-interest bearing liabilities	499,986			696,478			617,910
Minority and other interests and shareholders’ equity	68,651			50,447			36,682
Total average liabilities, shareholders’ equity and interest expense	1,743,001	20,511	1.2	1,864,683	20,713	1.1	1,754,112	39,820	2.3
Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	40.6%			43.5%			41.7%

Notes

a	Average balances for repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 188 offsets financial assets and liabilities where a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

172
Additional financial information Additional financial disclosure (unaudited) continued

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

	2010/2009 Change due to increase/(decrease) in:			2009/2008 Change due to increase/(decrease) in:			2008/2007 Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Loans and advances to banks:
– in offices in the UK	(44)	99	(143)	(970)	104	(1,074)	379	354	25
– in offices outside the UK	66	219	(153)	(148)	310	(458)	(360)	117	(477)
	22	318	(296)	(1,118)	414	(1,532)	19	471	(452)
Loans and advances to customers:
– in offices in the UK	(1,233)	(246)	(987)	(4,416)	790	(5,206)	685	2,526	(1,841)
– in offices outside the UK	(553)	(62)	(491)	(359)	1,522	(1,881)	2,536	2,326	210
	(1,786)	(308)	(1,478)	(4,775)	2,312	(7,087)	3,221	4,852	(1,631)
Financial investments:
– in offices in the UK	(1,594)	(1,321)	(273)	(1,815)	(16)	(1,799)	(1,363)	(721)	(642)
– in offices outside the UK	1,010	356	654	(2,561)	(868)	(1,693)	2,333	3,102	(769)
	(584)	(965)	381	(4,376)	(884)	(3,492)	970	2,381	(1,411)
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	(601)	460	(1,061)	(6,998)	(1,564)	(5,434)	(876)	(188)	(688)
– in offices outside the UK	(139)	15	(154)	(3,785)	532	(4,317)	(1,004)	855	(1,859)
	(740)	475	(1,215)	(10,783)	(1,032)	(9,751)	(1,880)	667	2,547
Financial assets designated at fair value:
– in offices in the UK	(72)	117	(189)	(503)	(87)	(416)	476	53	423
– in offices outside the UK	(186)	(100)	(86)	(111)	174	(285)	(287)	(146)	(141)
	(258)	17	(275)	(614)	87	(701)	189	(93)	282
Total interest receivable:
– in offices in the UK	(3,544)	(891)	(2,653)	(14,702)	(773)	(13,929)	(699)	2,024	(2,723)
– in offices outside the UK	198	428	(230)	(6,964)	1,670	(8,634)	3,218	6,254	(3,036)
	(3,346)	(463)	(2,883)	(21,666)	897	(22,563)	2,519	8,278	(5,759)

Additional financial information Additional financial disclosure (unaudited) continued

Changes in net interest income – volume and rate analysis

	2010/2009 Change due to increase/(decrease) in:			2009/2008 Change due to increase/(decrease) in:			2008/2007 Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable
Deposits by banks:
– in offices in the UK	(344)	(86)	(258)	(1,975)	(146)	(1,829)	269	252	17
– in offices outside the UK	1	(129)	130	(661)	(31)	(630)	(269)	181	(450)
	(343)	(215)	(128)	(2,636)	(177)	(2,459)	-	433	(433)
Customer accounts
– in offices in the UK	(947)	270	(1,217)	(4,389)	(375)	(4,014)	(51)	839	(890)
– in offices outside the UK	(1,220)	(396)	(824)	(511)	463	(974)	1,512	1,040	472
	(2,167)	(126)	(2,041)	(4,900)	88	(4,988)	1,461	1,879	(418)
Debt securities in issue:
– in offices in the UK	408	305	103	266	1,202	(936)	(133)	(26)	(107)
– in offices outside the UK	(389)	(345)	(44)	(1,456)	14	(1,470)	(1,321)	(673)	(648)
	19	(40)	59	(1,190)	1,216	(2,406)	(1,454)	(699)	(755)

Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	291	30	261	454	233	221	672	620	52

Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	(196)	82	(278)	(7,145)	(1,217)	(5,928)	829	1,471	(642)
– in offices outside the UK	(135)	39	(174)	(1,951)	497	(2,448)	(2,251)	1,840	(4,091)
	(331)	121	(452)	(9,096)	(720)	(8,376)	(1,422)	3,311	(4,733)
Trading portfolio liabilities:
– in offices in the UK	32	(191)	223	(464)	(45)	(419)	380	408	(28)
– in offices outside the UK	854	359	495	(1,088)	(742)	(346)	652	1,189	(537)
	886	168	718	(1,552)	(787)	(765)	1,032	1,597	(565)
Financial liabilities designated at fair value:
– in offices in the UK	1,473	1,312	161	161	8	153	(6)	700	(706)
– in offices outside the UK	(30)	9	(39)	(348)	137	(485)	336	168	168
	1,443	1,321	122	(187)	145	(332)	330	868	(538)
Total interest payable:
– in offices in the UK	717	1,722	(1,005)	(13,092)	(340)	(12,752)	1,960	4,264	(2,304)
– in offices outside the UK	(919)	(463)	(456)	(6,015)	338	(6,353)	(1,341)	3,745	(5,086)
	(202)	1,259	(1,461)	(19,107)	(2)	(19,105)	619	8,009	(7,390)
Movement in net interest income
Increase/(decrease) in interest receivable	(3,346)	(463)	(2,883)	(21,666)	897	(22,563)	2,519	8,278	(5,759)
(Increase)/decrease in interest payable	(202)	1,259	(1,461)	19,107	2	19,105	(619)	(8,009)	7,390
	(3,548)	796	(4,344)	(2,559)	899	(3,458)	1,900	269	1,631

Additional financial information Additional financial disclosure (unaudited) continued

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section. For commentary on this information, please refer to the preceding text (pages 58 to 93).

A Impairment

Movements in allowance for impairment by geography	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Allowance for impairment as at 1st January	10,796	6,574	3,772	3,335	3,450
Acquisitions and disposals	78	434	307	(73)	(23)
Unwind of discount	(213)	(185)	(135)	(113)	(98)
Exchange and other adjustments	331	(127)	791	53	(153)
Amounts written off:
United Kingdom	(1,879)	(1,569)	(1,514)	(1,530)	(1,746)
Other European Union	(479)	(453)	(162)	(143)	(74)
United States	(625)	(669)	(1,044)	(145)	(46)
Africa	(512)	(438)	(187)	(145)	(264)
Rest of World	(815)	(251)	(12)	-	(44)
Recoveries:
United Kingdom	116	48	131	154	178
Other European Union	15	12	4	32	18
United States	1	6	1	7	22
Africa	54	80	36	34	33
Rest of World	15	4	2	-	8
New and increased impairment allowance:
United Kingdom	2,761	3,123	2,160	1,960	2,253
Other European Union	1,407	1,625	659	192	182
United States	1,292	1,535	1,529	431	60
Africa	719	932	526	268	209
Rest of World	760	896	242	20	18
Reversals of impairment allowance:
United Kingdom	(336)	(331)	(212)	(213)	(195)
Other European Union	(248)	(205)	(68)	(37)	(72)
United States	(384)	(4)	(9)	(50)	(26)
Africa	(52)	(38)	(36)	(20)	(33)
Rest of World	(169)	(53)	(33)	(18)	(63)
Recoveries:
United Kingdom	(116)	(48)	(131)	(154)	(178)
Other European Union	(15)	(12)	(4)	(32)	(18)
United States	(1)	(6)	(1)	(7)	(22)
Africa	(54)	(80)	(36)	(34)	(33)
Rest of the World	(15)	(4)	(2)	-	(8)
Allowance for impairment as at 31st December	12,432	10,796	6,574	3,772	3,335
Average loans and advances for the year	532,558	447,569	453,413	357,853	313,614

Additional financial information Additional financial disclosure (unaudited) continued

Analysis of impairment charges (audited) As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Impairment charges:
United Kingdom	2,309	2,744	1,817	1,593	1,880
Other European Union	1,144	1,408	587	123	92
United States	907	1,525	1,519	374	12
Africa	613	814	454	214	143
Rest of the World	576	839	207	2	(53)
Impairment on loans and advances	5,549	7,330	4,584	2,306	2,074
Impairment on available for sale assets	51	670	382	13	86
Impairment on reverse repurchase agreements	(4)	43	124	-	-
Impairment charges	5,596	8,043	5,090	2,319	2,160
Other credit provisions charge/(release)	76	28	329	476	(6)
Impairment charges	5,672	8,071	5,419	2,795	2,154

The category ‘Other Personal’ includes credit cards, unsecured loans, personal loans, second liens and personal overdrafts.

The industry classifications in Tables (iii), (iv) and (v) have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charge by industry (audited) As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
United Kingdom:
Financial institutions	22	485	76	32	64
Manufacturing	38	112	118	72	1
Construction	77	54	15	14	17
Property	123	113	80	36	15
Energy and water	-	-	1	1	(7)
Wholesale and retail distribution and leisure	170	314	59	118	88
Business and other services	238	175	234	81	133
Home loans	37	33	28	1	4
Cards, unsecured and other personal lending	1,578	1,376	1,178	1,187	1,526
Other	26	82	28	51	39
	2,309	2,744	1,817	1,593	1,880
Overseas	3,240	4,586	2,767	713	194
Impairment charges	5,549	7,330	4,584	2,306	2,074

Additional financial information

Additional financial disclosure (unaudited) continued

Allowance for impairment by industry (audited)
	2010		2009		2008		2007		2006
As at 31st December	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial institutions	447	3.6	493	4.6	81	1.2	103	2.7	67	2.0
Manufacturing	84	0.6	142	1.3	185	2.8	65	1.7	85	2.5
Construction	76	0.6	41	0.4	18	0.3	16	0.4	16	0.5
Property	131	1.0	90	0.8	114	1.7	54	1.4	26	0.8
Energy and water	-	-	-	-	1	-	1	-	-	-
Wholesale and retail distribution and leisure	256	2.1	182	1.7	43	0.7	102	2.7	81	2.4
Business and other services	259	2.1	218	2.0	236	3.6	158	4.2	186	5.6
Home loans	85	0.7	63	0.6	46	0.7	15	0.4	10	0.3
Cards, unsecured and other personal lending	3,020	24.3	2,688	24.9	2,160	32.9	1,915	50.8	1,953	58.6
Other	71	0.6	92	0.8	63	0.9	97	2.7	53	1.6
	4,429	35.6	4,009	37.1	2,947	44.8	2,526	67.0	2,477	74.3
Overseas	8,003	64.4	6,787	62.9	3,627	55.2	1,246	33.0	858	25.7
Total	12,432	100.0	10,796	100.0	6,574	100.0	3,772	100.0	3,335	100.0

Amounts written off and recovered by industry (audited)
	Amounts written off					Recoveries of amounts previously written off
As at 31st December	2010 £m	2009 £m	IFRS 2008 £m	2007 £m	2006 £m	2010 £m	2009 £m	IFRS 2008 £m	2007 £m	2006 £m
United Kingdom:
Financial institutions	68	72	88	6	13	2	3	4	1	-
Manufacturing	102	162	53	83	73	6	4	8	7	21
Construction	42	34	19	23	17	1	3	2	3	2
Property	86	141	27	16	23	4	3	2	10	6
Energy and water	-	2	1	-	1	-	4	-	-	2
Wholesale and retail distribution and leisure	103	182	137	109	120	6	8	7	12	14
Business and other services	198	197	153	83	124	7	5	10	22	17
Home loans	20	16	4	1	-	1	-	1	1	7
Cards, unsecured and other personal lending	1,201	705	960	1,164	1,351	75	13	88	96	107
Other	59	58	72	45	24	14	5	9	2	2
	1,879	1,569	1,514	1,530	1,746	116	48	131	154	178
Overseas	2,431	1,811	1,405	433	428	85	102	43	73	81
Total	4,310	3,380	2,919	1,963	2,174	201	150	174	227	259

Impairment ratios (audited)	2010%	2009%	2008%	2007%	2006%
Impairment charges as a percentage of average loans and advances	1.04	1.64	1.01	0.64	0.66
Amounts written off (net of recoveries) as a percentage of average loans and advances	0.77	0.72	0.61	0.49	0.61
Allowance for impairment balance as a percentage of loans and advances as at 31st December	2.60	2.29	1.27	0.97	1.05

B. Potential Credit Risk Loans

Credit risk loans summary As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Impaired loans	26,630	16,401	12,264	8,574	4,444
Accruing loans which are contractually overdue 90 days or more as to principal or interest	4,388	5,310	2,953	794	598
Impaired and restructured loans	864	831	483	273	46
Credit risk loans	31,882	22,542	15,700	9,641	5,088

Additional financial information

Additional financial disclosure (unaudited) continued

Credit risk loans As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Impaired loans:
United Kingdom	5,744	4,680	3,793	3,605	3,340
Other European Union	5,185	4,004	1,713	472	410
United States	11,915	4,612	4,397	3,703	129
Africa	2,899	2,170	1,996	757	535
Rest of the World	887	935	365	37	30
Total	26,630	16,401	12,264	8,574	4,444

Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	1,380	2,305	1,656	676	516
Other European Union	786	951	562	79	58
United States	164	232	433	10	3
Africa	1,992	1,739	172	29	21
Rest of the World	66	83	130	-	-
Total	4,388	5,310	2,953	794	598

Impaired and restructured loans:
United Kingdom	662	582	367	179	-
Other European Union	33	41	29	14	10
United States	141	180	82	38	22
Africa	18	22	-	42	14
Rest of the World	10	6	5	-	-
Total	864	831	483	273	46

Total credit risk loans:
United Kingdom	7,786	7,567	5,816	4,460	3,856
Other European Union	6,004	4,996	2,304	565	478
United States	12,220	5,024	4,912	3,751	154
Africa	4,909	3,931	2,168	828	570
Rest of the World	963	1,024	500	37	30
Credit risk loans	31,882	22,542	15,700	9,641	5,088

Additional financial information

Additional financial disclosure (unaudited) continued

Potential problem loans As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
United Kingdom	892	1,013	883	419	465
Other European Union	663	790	963	59	32
United States	219	553	431	964	21
Africa	316	488	140	355	240
Rest of the World	605	679	39	-	3
Potential problem loans	2,695	3,523	2,456	1,797	761

Interest foregone on credit risk loans			2010 £m	2009 £m	2008 £m
Interest income that would have been recognised under the original contractual terms
United Kingdom			316	392	244
Rest of the World			748	736	235
Total			1,064	1,128	479

Total Impairment Allowance coverage of credit risk loans	2010%	2009%	2008%	2007%	2006%
United Kingdom	56.9	53.0	50.7	56.6	64.2
Other European Union	46.0	40.3	41.8	60.9	65.1
United States	24.2	51.3	31.8	9.5	64.9
Africa	33.2	34.4	39.5	62.1	73.2
Rest of World	67.9	82.3	49.2	86.5	100.0
Total coverage of credit risk loans	39.0	47.9	41.9	39.1	65.6

Total Impairment Allowance coverage of potential credit risk loans	2010%	2009%	2008%	2007%	2006%
United Kingdom	51.0	46.7	44.0	51.8	57.3
Other European Union	41.4	34.8	29.5	55.1	61.0
United States	23.8	46.2	29.2	7.6	57.1
Africa	31.2	30.6	37.1	43.4	51.5
Rest of World	41.7	49.5	45.5	86.5	91.0
Total coverage of potential credit risk lending	36.0	41.4	36.2	33.0	57.0

Additional financial information

Additional financial disclosure (unaudited) continued

C. Maturity Analysis of Loans and Advances
Maturity analysis of loans and advances to customers
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31st December 2010
United Kingdom
Corporate lending	26,480	12,435	1,308	2,585	13,925	7,866	6,382	9,485	80,466
Other lending to customers in the United Kingdom	6,441	2,217	1,993	3,180	12,787	18,986	25,304	63,034	133,942
Total United Kingdom	32,921	14,652	3,301	5,765	26,712	26,852	31,686	72,519	214,408
Other European Union	6,100	15,103	2,281	3,199	9,596	7,676	9,434	32,639	86,028
United States	4,559	20,620	1,646	2,253	4,072	2,419	13,851	6,835	56,255
Africa	7,356	1,982	1,779	3,856	8,001	4,320	7,470	19,805	54,569
Rest of the World	1,955	8,707	1,634	1,285	5,733	4,220	4,109	1,423	29,066
Loans and advances to customers	52,891	61,064	10,641	16,358	54,114	45,487	66,550	133,221	440,326

As at 31st December 2009
United Kingdom
Corporate lending	21,369	14,941	1,568	2,856	13,057	10,071	9,759	14,626	88,247
Other lending to customers in the United Kingdom	5,862	3,802	2,092	3,809	15,201	10,404	23,302	54,860	119,332
Total United Kingdom	27,231	18,743	3,660	6,665	28,258	20,475	33,061	69,486	207,579
Other European Union	4,094	16,113	1,976	3,278	11,088	9,247	10,137	30,425	86,358
United States	4,887	25,296	2,265	3,637	4,876	1,251	11,485	7,233	60,930
Africa	11,248	2,457	1,052	1,322	4,307	3,091	6,162	19,210	48,849
Rest of the World	1,967	6,616	1,189	3,758	4,367	4,485	3,154	1,707	27,243
Loans and advances to customers	49,427	69,225	10,142	18,660	52,896	38,549	63,999	128,061	430,959

180
Additional financial information Additional financial disclosure (unaudited) continued

Maturity analysis of loans and advances to banks
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31st December 2010
United Kingdom	428	3,637	108	460	250	-	-	366	5,249
Other European Union	2,013	8,111	157	22	72	1	-	-	10,376
United States	527	10,098	996	226	619	-	93	-	12,559
Africa	734	243	88	13	318	5	-	74	1,475
Rest of the World	2,007	4,390	527	226	1,001	-	18	19	8,188
Loans and advances to banks	5,709	26,479	1,876	947	2,260	6	111	459	37,847

As at 31st December 2009
United Kingdom	403	3,234	64	625	405	-	-	398	5,129
Other European Union	1,262	10,803	44	394	184	8	2	-	12,697
United States	1,257	10,926	77	619	157	-	38	63	13,137
Africa	565	465	221	98	974	6	41	18	2,388
Rest of the World	1,275	5,111	88	98	708	530	17	18	7,845
Loans and advances to banks	4,762	30,539	494	1,834	2,428	544	98	497	41,196

181
Additional financial information Additional financial disclosure (unaudited) continued

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Financial institutions	90,409	95,839	114,069	71,160	45,954
Manufacturing	15,096	18,855	26,374	16,974	15,451
Construction	6,173	6,303	8,239	5,423	4,056
Property	23,720	23,468	22,155	17,018	16,528
Government	5,109	4,801	5,301	2,036	2,426
Energy and water	9,240	10,735	14,101	8,632	6,810
Wholesale and retail distribution and leisure	17,886	19,746	20,208	18,216	15,490
Business and other services	27,138	30,277	37,373	30,363	26,999
Home loans	168,909	149,738	140,166	106,751	92,477
Cards, unsecured loans and other personal lending	51,724	44,971	48,305	46,423	37,535
Other	24,922	26,226	32,047	26,171	21,905
Loans and advances to customers	440,326	430,959	468,338	349,167	285,631

Loans and advances to customers in the UK As at 31st December	2010 £ m	2009 £m	2008 £m	2007 £m	2006 £m
Financial institutions	18,824	21,975	26,091	21,131	14,011
Manufacturing	6,675	8,549	11,340	9,388	9,047
Construction	3,683	3,544	4,278	3,542	2,761
Property	13,487	13,514	12,091	10,203	10,010
Government	91	496	20	201	6
Energy and water	2,181	2,447	3,040	2,203	2,360
Wholesale and retail distribution and leisure	11,697	12,792	14,421	13,800	12,951
Business and other services	15,444	16,577	19,589	20,485	19,260
Home loans	104,957	90,903	85,672	69,874	62,621
Cards, unsecured loans and other personal lending	29,275	27,687	28,362	28,691	27,617
Other	8,094	9,095	11,114	10,829	9,874
Loans and advances to customers in the UK	214,408	207,579	216,018	190,347	170,518

Loans and advances to customers in other European Union countries As at 31st December	2010 £ m	2009 £m	2008 £m	2007 £m	2006 £m
Financial institutions	15,203	14,475	14,218	7,585	5,629
Manufacturing	4,354	5,754	8,700	4,175	3,147
Construction	1,439	1,610	1,786	1,159	639
Property	3,641	4,224	4,814	2,510	2,162
Government	1,011	575	1,089	-	6
Energy and water	3,095	3,882	5,313	2,425	2,050
Wholesale and retail distribution and leisure	2,523	2,428	2,653	1,719	776
Business and other services	4,742	4,878	5,490	3,801	2,343
Home loans	37,157	35,752	34,451	21,405	18,202
Cards, unsecured loans and other personal lending	8,080	7,403	6,440	6,615	4,086
Other	4,783	5,377	7,109	5,139	4,390
Loans and advances to customers in other European Union countries	86,028	86,358	92,063	56,533	43,430

Additional financial information Additional financial disclosure (unaudited) continued

Loans and advances to customers in the United States As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Financial institutions	42,752	46,132	56,006	29,342	17,516
Manufacturing	722	797	2,171	818	519
Construction	5	7	21	18	13
Property	502	428	549	568	1,714
Government	324	303	336	221	153
Energy and water	2,094	2,336	3,085	1,279	1,078
Wholesale and retail distribution and leisure	516	720	1,165	846	403
Business and other services	992	1,721	2,279	1,053	1,432
Home loans	28	19	28	10	349
Cards, unsecured loans and other personal lending	7,554	7,410	7,691	3,256	2,022
Other	766	1,057	4,056	2,889	478
Loans and advances to customers in the United States	56,255	60,930	77,387	40,300	25,677

Loans and advances to customers in Africa As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Financial institutions	2,706	3,600	1,956	3,472	2,821
Manufacturing	1,215	1,419	1,082	1,351	1,747
Construction	791	903	2,053	637	591
Property	4,709	4,154	3,485	2,433	1,987
Government	1,922	1,449	1,741	967	785
Energy and water	136	158	118	356	156
Wholesale and retail distribution and leisure	1,726	1,789	1,012	1,326	1,050
Business and other services	2,924	4,319	4,699	1,285	2,631
Home loans	25,484	22,057	19,036	15,393	11,223
Cards, unsecured loans and other personal lending	4,235	964	3,069	6,287	2,976
Other	8,721	8,037	6,979	5,660	5,724
Loans and advances to customers in Africa	54,569	48,849	45,230	39,167	31,691

Loans and advances to customers in the Rest of the World As at 31st December	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Loans and advances	28,633	27,042	37,421	22,702	14,207
Finance lease receivables	433	201	219	118	108
Loans and advances to customers in the Rest of the World	29,066	27,243	37,640	22,820	14,315

Interest rate sensitivity of loans and advances		2010			2009
As at 31st December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	17,270	20,577	37,847	15,898	25,298	41,196
Customers	101,606	338,720	440,326	94,470	336,489	430,959

Additional financial information Additional financial disclosure (unaudited) continued

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets	As % of assets	Total £m	Banks and other financial institutions £m	Government and official institutions £m	Commercial industrial and other private sectors £m
As at 31st December 2010
United States	6.4	95,707	4,775	11,988	78,944
France	2.0	29,357	21,711	3,440	4,206
Germany	1.7	24,636	14,079	1,164	9,393
Cayman Islands	0.9	12,683	178	17	12,488
Switzerland	0.8	11,940	2,776	5,673	3,491

As at 31st December 2009
United States	1.2	16,907	4,622	-	12,285

As 31st December 2008
United States	3.1	63,614	16,724	2	46,888
Cayman Islands	1.2	23,765	271	-	23,494

Off-Balance Sheet and other Credit Exposures As at 31st December			2010 £m	2009 £m	2008 £m
Off-balance sheet exposures
Contingent liabilities			50,630	52,774	66,310
Commitments			224,157	207,275	260,816
On-balance sheet exposures
Trading portfolio assets			168,867	151,344	185,637
Financial assets designated at fair value on own account			40,056	41,311	54,542
Derivative financial instruments			420,319	416,815	984,802
Available for sale financial investments			65,110	56,483	64,976

Notional principal amounts of credit derivatives As at 31st December			2010 £m	2009 £m	2008 £m
Credit derivatives held or issued for trading purposes[a]			1,952,475	2,016,796	4,129,244

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2010: 26 persons, 2009: 28 persons, 2008: 24 persons) for the year ended 31st December 2010 amounted to £121.7m (2009: £29.8m, 2008: £26.8m). In addition, the aggregate amount set aside for the year ended 31st December 2010, to provide pension benefits for the Directors and Officers amounted to £1.0m (2009: £0.7m, 2008: £0.9m).

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

BBA Code for Financial Reporting Disclosure

In September 2010, the British Bankers’ Association published a Code for Financial Reporting Disclosure. The Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will:

–	provide high quality, meaningful and decision-useful disclosures;

–	review and enhance their financial instrument disclosures for key areas of interest;

–	assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance;

–	seek to enhance the comparability of financial statement disclosures across the UK banking sector; and

–	clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Barclays confirms that it has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2010 Annual Report and Accounts in compliance with the Code.

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus.

In particular, in 2010 we have:

–	concentrated our disclosures on financial risks in the Risk management section to present as far as possible, related information in one place and reduce duplication, distinguishing between audited and unaudited information;

–	enhanced our disclosures of principal risks; and

–	refocused our financial statement disclosures to concentrate on material items and to reduce disclosures of immaterial items.

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated cash flow statements and, Consolidated statements of comprehensive income and Consolidated statements of changes in equity present fairly, in all material respects, the financial position of Barclays PLC (the ‘Company’) and its subsidiaries at 31st December 2010 and 31st December 2009 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2010, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ’Management’s report on internal control over financial reporting’ as it pertains to Barclays PLC in the Directors report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

10th March 2011

Consolidated financial statements

Consolidated income statement

For the year ended 31st December	Notes	2010 £ m	2009 £m	2008 £m
Continuing operations
Interest income	2	20,035	21,236	28,010
Interest expense	2	(7,512)	(9,318)	(16,541)
Net interest income		12,523	11,918	11,469
Fee and commission income	3	10,368	9,946	7,573
Fee and commission expense	3	(1,497)	(1,528)	(1,082)
Net fee and commission income		8,871	8,418	6,491
Net trading income	4	8,078	7,001	1,339
Net investment income	5	1,477	56	680
Net premiums from insurance contracts		1,137	1,172	1,090
Gains on debt buy-backs and extinguishments		–	1,249	24
Other income		118	140	343
Total income		32,204	29,954	21,436
Net claims and benefits incurred on insurance contracts		(764)	(831)	(237)
Total income net of insurance claims		31,440	29,123	21,199
Impairment charges and other credit provisions	6	(5,672)	(8,071)	(5,419)
Net operating income		25,768	21,052	15,780
Staff costs	7	(11,916)	(9,948)	(7,204)
Administration and general expenses	8	(6,585)	(5,560)	(5,193)
Depreciation of property, plant and equipment	20	(790)	(759)	(606)
Amortisation of intangible assets	19	(437)	(447)	(276)
Impairment of goodwill	19	(243)	(1)	(112)
Operating expenses		(19,971)	(16,715)	(13,391)
Share of post-tax results of associates and joint ventures		58	34	14
Profit on disposal of subsidiaries, associates and joint ventures	33	81	188	327
Gain on acquisitions	35	129	26	2,406
Profit before tax from continuing operations		6,065	4,585	5,136
Tax	9	(1,516)	(1,074)	(453)
Profit after tax from continuing operations		4,549	3,511	4,683
Profit for the year from discontinued operations, including gain on disposal	34	–	6,777	604
Profit after tax		4,549	10,288	5,287

Profit attributable to equity holders of the Parent from:
Continuing operations		3,564	2,628	3,795
Discontinued operations		–	6,765	587
Total		3,564	9,393	4,382
Profit attributable to non-controlling interests	31	985	895	905

Earnings per share		p	p	p
Basic earnings per share	10	30.4	86.2	59.3
Basic earnings per share – continuing operations	10	30.4	24.1	51.4
Basic earnings per share – discontinued operations	10	–	62.1	7.9
Diluted earnings per share	10	28.5	81.6	57.5
Diluted earnings per share – continuing operations	10	28.5	22.7	49.8
Diluted earnings per share – discontinued operations	10	–	58.9	7.7
Interim dividend per ordinary share		3.0	1.0	11.5
Final dividend per ordinary share	11	2.5	1.5	–

		£m	£m	£m
Interim dividend paid	11	355	113	906
Final dividend	11	298	176	–

The Board of Directors approved the accounts set out on pages 186 to 269 on 10th March 2011.

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31st December	2010 £ m	2009 £m	2008 £m
Profit after tax	4,549	10,288	5,287
Other comprehensive income from continuing operations:
Currency translation reserve
– Currency translation differences	1,184	(861)	2,274
– Tax	–	(2)	840
Available for sale reserve
– Net (losses)/gains from changes in fair value	(133)	1,176	(1,731)
– Net gains transferred to net profit on disposal[a]	(1,020)	(422)	(210)
– Net losses transferred to net profit due to impairment	53	672	382
– Changes in insurance liabilities	31	(67)	–
– Net gains transferred to net profit due to fair value hedging	(308)	(123)	(2)
– Tax	141	(177)	207
Cash flow hedging reserve
– Net gains from changes in fair value	601	285	305
– Net gains transferred to net profit	(684)	(120)	71
– Tax	39	(65)	(194)
Other	59	218	(7)
Other comprehensive income for the year, net of tax, from continuing operations	(37)	514	1,935
Other comprehensive income for the year, net of tax, from discontinued operations	–	(58)	114
Total comprehensive income for the year	4,512	10,744	7,336

Attributable to:
Equity holders of the Parent	2,975	9,556	6,213
Non-controlling interests	1,537	1,188	1,123
	4,512	10,744	7,336

Note

a   In 2009, available for sale net gains transferred to net profit includes £349m gain relating to continuing operations and £66m gain relating to discontinued operations.

Consolidated financial statements

Consolidated balance sheet

As at 31st December		2010	2009
	Notes	£m	£m
Assets
Cash and balances at central banks		97,630	81,483
Items in the course of collection from other banks		1,384	1,593
Trading portfolio assets	12	168,867	151,344
Financial assets designated at fair value	13	41,485	42,568
Derivative financial instruments	14	420,319	416,815
Loans and advances to banks	15	37,799	41,135
Loans and advances to customers	15	427,942	420,224
Reverse repurchase agreements and other similar secured lending	17	205,772	143,431
Available for sale financial investments	16	65,110	56,483
Current tax assets	9	196	349
Prepayments, accrued income and other assets		5,269	6,358
Investments in associates and joint ventures	18	518	422
Goodwill and intangible assets	19	8,697	8,795
Property, plant and equipment	20	6,140	5,626
Deferred tax assets	9	2,517	2,303
Total assets		1,489,645	1,378,929
Liabilities
Deposits from banks		77,975	76,446
Items in the course of collection due to other banks		1,321	1,466
Customer accounts		345,788	322,429
Repurchase agreements and other similar secured borrowing	17	225,534	198,781
Trading portfolio liabilities	12	72,693	51,252
Financial liabilities designated at fair value	21	97,729	87,881
Derivative financial instruments	14	405,516	403,416
Debt securities in issue		156,623	135,902
Accruals, deferred income and other liabilities	22	13,233	14,241
Current tax liabilities	9	646	992
Subordinated liabilities	23	28,499	25,816
Deferred tax liabilities	9	514	470
Provisions	24	947	590
Retirement benefit liabilities	28	365	769
Total liabilities		1,427,383	1,320,451

Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		50,858	47,277
Non-controlling interests	31	11,404	11,201
Total shareholders’ equity		62,262	58,478
Total liabilities and shareholders’ equity		1,489,645	1,378,929

Marcus Agius

Group Chairman

Bob Diamond

Chief Executive

Chris Lucas

Group Finance Director

Consolidated financial statements

Consolidated statement of changes in equity

	Called up				Other
	share		Cash		reserves
	capital	Available	flow	Currency	and			Non-
	and share	for sale	hedging	translation	treasury	Retained		controlling	Total
	premium[a]	reserve[b]	reserve[b]	reserve[b]	shares[b]	earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 1st January 2010	10,804	(110)	252	1,615	871	33,845	47,277	11,201	58,478
Profit after tax	–	–	–	–	–	3,564	3,564	985	4,549
Other comprehensive income net of tax:
Currency translation movements	–	–	–	742	–	–	742	442	1,184
Available for sale investments	–	(1,245)	–	–	–	–	(1,245)	9	(1,236)
Cash flow hedges	–	–	(100)	–	–	–	(100)	56	(44)
Other	–	–	–	–	–	14	14	45	59
Total comprehensive income for the year	–	(1,245)	(100)	742	–	3,578	2,975	1,537	4,512
Issue of new ordinary shares	1,500	–	–	–	–	–	1,500	–	1,500
Issue of shares under employee share schemes	35	–	–	–	–	830	865	–	865
Net purchase of treasury shares	–	–	–	–	(989)	–	(989)	–	(989)
Vesting of treasury shares	–	–	–	–	718	(718)	–	–	–
Dividends paid	–	–	–	–	–	(531)	(531)	(803)	(1,334)
Redemption of Reserve Capital Instruments	–	–	–	–	–	–	–	(487)	(487)
Other reserve movements	–	–	–	–	–	(239)	(239)	(44)	(283)
Balance as at 31st December 2010	12,339	(1,355)	152	2,357	600	36,765	50,858	11,404	62,262

Balance as at 1st January 2009	6,138	(1,190)	132	2,840	4,490	24,208	36,618	10,793	47,411
Profit after tax	–	–	–	–	–	9,393	9,393	895	10,288
Other comprehensive income net of tax from continuing operations:
Currency translation movements	–	–	–	(1,140)	–	–	(1,140)	277	(863)
Available for sale investments	–	1,071	–	–	–	–	1,071	(12)	1,059
Cash flow hedges	–	–	119	–	–	–	119	(19)	100
Other	–	–	–	–	–	171	171	47	218
Other comprehensive income net of tax from discontinued operations	–	10	–	(85)	–	17	(58)	–	(58)
Total comprehensive income for the year	–	1,081	119	(1,225)	–	9,581	9,556	1,188	10,744
Issue of new ordinary shares	749	–	–	–	–	–	749	–	749
Issue of shares under employee share schemes	35	–	–	–	–	298	333	–	333
Net purchase of treasury shares	–	–	–	–	(47)	–	(47)	–	(47)
Vesting of treasury shares	–	–	–	–	80	(80)	–	–	–
Dividends paid	–	–	–	–	–	(113)	(113)	(767)	(880)
Redemption of Reserve Capital Instruments	–	–	–	–	–	–	–	(82)	(82)
Conversion of Mandatory Convertible Notes	3,882	–	–	–	(3,652)	(230)	–	–	–
Other reserve movements	–	(1)	1	–	–	181	181	69	250
Balance as at 31st December 2009	10,804	(110)	252	1,615	871	33,845	47,277	11,201	58,478

Notes

a For further details refer to Note 29.

b For further details refer to Note 30.

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31st December	2010	2009	2008
	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	6,065	4,585	5,136
Adjustment for non-cash items:
Allowance for impairment	5,672	8,071	5,419
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,346	1,196	885
Other provisions, including pensions	914	428	804
Net profit on disposal of investments and property, plant and equipment	(1,057)	(383)	(371)
Net profit from disposal of subsidiaries	(77)	(191)	(327)
Net gains on acquisitions	(129)	(26)	(2,406)
Other non-cash movements[a]	(5,698)	4,542	946
Changes in Operating assets and Liabilities
Net (increase)/decrease in loans and advances to banks and customers	(63,212)	25,482	(58,431)
Net increase/(decrease) in deposits and debt securities in issue	63,711	(49,203)	77,743
Net (increase)/decrease in derivative financial instruments	(1,298)	3,321	(17,529)
Net (increase)/decrease in trading assets	(17,505)	34,334	26,919
Net increase/(decrease) in trading liabilities	21,441	(8,222)	(5,928)
Net decrease in financial investments	11,126	20,459	5,229
Net decrease/(increase) in other assets	1,366	(465)	(3,016)
Net decrease in other liabilities	(2,521)	(907)	(477)
Corporate income tax paid	(1,458)	(1,177)	(1,404)
Net Cash from Operating activities	18,686	41,844	33,192
Purchase of available for sale investments	(76,418)	(78,420)	(57,756)
Proceeds from sale or redemption of available for sale investments	71,251	88,559	51,429
Net addition of intangible assets	(217)	(226)	(666)
Purchase of property, plant and equipment	(1,767)	(1,150)	(1,643)
Proceeds from sale of property, plant and equipment	556	372	799
Acquisitions of subsidiaries, net of cash acquired	886	(28)	(961)
Disposal of subsidiaries, net of cash disposed	81	339	238
Disposal of discontinued operation, net of cash disposed	–	2,469	–
Other cash flows associated with investing activities	1	(27)	(102)
Net Cash from investing activities	(5,627)	11,888	(8,662)
Dividends paid	(1,307)	(633)	(2,697)
Proceeds of borrowings and issuance of debt securities	2,131	3,549	5,763
Repayments of borrowings and redemption of debt securities	(1,211)	(4,383)	(1,207)
Net issue of shares and other equity instruments	1,535	773	9,505
Repurchase of shares and other equity instruments	–	–	(173)
Net (purchase)/disposal of treasury shares	(989)	33	87
Net issue of shares to non-controlling interests	–	–	1,356
Net Cash from financing activities	159	(661)	12,634
Effect of exchange rates on cash and cash equivalents	3,842	(2,864)	(6,018)
Net cash from discontinued operations	–	(376)	286
Net increase in cash and cash equivalents	17,060	49,831	31,432
Cash and cash equivalents at beginning of year	114,340	64,509	33,077
Cash and cash equivalents at end of year	131,400	114,340	64,509
Cash and cash equivalents comprise:
Cash and balances at central banks	97,630	81,483	30,019
Loans and advances to banks with original maturity less than three months	31,934	30,461	32,279
Available for sale treasury and other eligible bills with original maturity less than three months	1,667	2,244	2,100
Trading portfolio assets with original maturity less than three months	169	152	111
	131,400	114,340	64,509

Interest received in 2010 was £28,631m (2009: £32,437m, 2008: £41,017m) and interest paid in 2010 was £20,759m (2009: £20,889m, 2008: £38,975m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,310m at 31st December 2010 (2009: £2,470m, 2008: £1,050m).

Note

a	Other non-cash movements principally comprise movements in exchange rates less subordinated debt hedging.

Financial statements of Barclays PLC

Parent company accounts

Income statement For the year ended 31st December	2010 £m	2009 £m	2008 £m
Dividends received from subsidiary	235	103	1,173
Interest income	5	53	7
Trading gain	–	–	18
Management charge from subsidiary	(5)	(4)	(4)
Profit before tax	235	152	1,194
Tax	–	(27)	(1)
Profit after tax	235	125	1,193

The Company had no staff during the year (2009: nil, 2008: nil).

Profit after tax and total comprehensive income for the year was £235m (2009: £125m, 2008: £1,193m). There were no other components of total comprehensive income other than the profit after tax.

Balance sheet As at 31st December	Notes	2010 £m	2009 £m
Assets
Non-current assets
Investment in subsidiary	32	21,429	20,215
Current assets
Cash and balances at central banks		1	1
Other assets		13	26
Total assets		21,443	20,242

Liabilities
Current liabilities
Amounts payable within one year		–	28

Shareholders’ equity
Called up share capital	29	3,045	2,853
Share premium account	29	9,294	7,951
Capital redemption reserve		394	394
Retained earnings		8,710	9,016
Total shareholders’ equity		21,443	20,214
Total liabilities and shareholders’ equity		21,443	20,242

The accompanying notes form an integral part of the accounts.

Marcus Agius

Group Chairman

Bob Diamond

Chief Executive

Chris Lucas

Group Finance Director

Statement of changes in equity		Called up
		share capital	Capital
		and share	reserves and	Retained
		premium[a]	other equity	earnings	Total equity
	Notes	£m	£m	£m	£m
Balance as at 1st January 2010		10,804	394	9,016	20,214
Total comprehensive income:
Profit after tax and total comprehensive income		–	–	235	235
Issue of new ordinary shares		1,500	–	–	1,500
Issue of shares under employee share schemes		35	–	–	35
Dividends	11	–	–	(543)	(543)
Other		–	–	2	2
Balance as at 31st December 2010		12,339	394	8,710	21,443

Balance as at 1st January 2009		6,138	4,046	9,006	19,190
Total comprehensive income:
Profit after tax and total comprehensive income		–	–	125	125
Issue of new ordinary shares		749	–	–	749
Issue of shares under employee share schemes		35	–	–	35
Mandatory Convertible Notes issued		3,882	(3,652)	(230)	–
Dividends	11	–	–	(113)	(113)
Other		–	–	228	228
Balance as at 31st December 2009		10,804	394	9,016	20,214
In 2010 and 2009 there were no other components of total comprehensive income other than the net profit for the year.
Cash flow statement For the year ended 31st December			2010 £m	2009 £m	2008 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax			235	152	1,194
Changes in operating assets and liabilities			15	3	(16)
Corporate income tax paid			(28)	–	–
Net cash from operating activities			222	155	1,178
Capital contribution to subsidiaries			(1,214)	(800)	(4,362)
Purchase of shares in subsidiaries			–	(25)	(16)
Liquidation of subsidiary			–	–	205
Net cash used in investing activities			(1,214)	(825)	(4,173)
Issue of shares and other equity instruments			1,535	784	4,911
Dividends paid			(543)	(113)	(2,414)
Repurchase of ordinary shares			–	–	(173)
Net cash from financing activities			992	671	2,324
Net increase/(decrease) in cash and cash equivalents			–	1	(671)
Cash and cash equivalents at beginning of year			1	–	671
Cash and cash equivalents at end of year			1	1	–

Cash and cash equivalents comprise:
Cash and balances at central banks			1	1	–

Net cash from operating activities includes:
Dividends received			235	103	1,173
Interest received			5	53	7

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31st December 2010 or 2009 to significant risks arising from the financial instruments it holds, which comprised cash, balances with central banks and other assets which had no credit or market risk.

During 2008 Barclays Bank PLC issued £4,050m of Mandatorily Convertible Notes (MCNs), which had mandatorily converted into ordinary shares of Barclays PLC by 30th June 2009. Barclays PLC’s right to receive the MCNs was included in other assets in 2008, with a corresponding increase, net of issue costs, in other equity. In 2009, Barclays PLC waived its rights over the MCNs, which were added to its cost of investment in its subsidiary.

Note

a Details of share capital and share premium are shown in Note 29.

Notes to the financial statements

For the year ended 31st December 2010

1 Significant accounting policies

1. Reporting entity

These financial statements are prepared for the Barclays PLC Group under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In addition, individual financial statements have been prepared for the holding company, Barclays PLC (the Company). Barclays PLC is a public limited company, incorporated and domiciled in England and Wales having a registered office in England and is the holding company of the Croup.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays PLC Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC), as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations as adopted by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below. These policies have been consistently applied. Changes in accounting policy are set out on page 204.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, certain financial instruments and contracts to buy or sell non-financial items and trading inventories to the extent required or permitted under accounting standards and as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. Note 45 (Critical accounting estimates) sets out the key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements.

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

The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. Details of the principal subsidiaries are given in Note 32. SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group's exposure to the risks and benefits of the SPE. This assessment of risks and benefits is based on arrangements in place and the assessed risk exposures at inception. The initial assessment is reconsidered at a later date if:

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

The acquisition method of accounting is used to account for the purchase of subsidiaries. The consideration transferred for the acquisition of a subsidiary is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed.

The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred.

The excess of the consideration paid in an acquisition over the Croup's share of the fair value of the identifiable net assets acquired is recorded as goodwill. See accounting policy 14 for the accounting policy for goodwill. A gain on acquisition is recognised in profit or loss if there is an excess of the Croup's share of the fair value of the identifiable net assets acquired over the consideration paid. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnerships (Accounts) Regulations 2008 with regard to the preparation and filing of individual partnership financial statements.

In the individual financial statements, investments in subsidiaries are stated at cost less impairment, if any. Cost also includes directly attributable costs of the investment.

When the Group ceases to have control, any retained interests in the subsidiary is remeasured to its fair value, with the change in carrying amount recognised in profit or loss.

1 Significant accounting policies continued

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

Unless designated at fair value through profit and loss as set out in policy 7, the Group's investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group's share of the post-acquisition profit (or loss), or other movements reflected directly in the other comprehensive income of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (less any accumulated impairment loss). When the Group's share of losses or other reductions in equity in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

The Group's share of the results of associates and joint ventures is based on financial statements made up to a date not earlier than 3 months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group's interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

In the individual financial statements, investments in associates and joint ventures are stated at cost less impairment, if any.

5. Foreign currency translation

The presentation currency of the Group financial statements is pounds Sterling (£), which is also the functional currency of Barclays PLC and Barclays Bank PLC.

Items included in the financial statements of each of the Group’s foreign entities are measured using their functional currency, being the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the retranslation and settlement of these items are recognised in the income statement except for qualifying cash flow hedges or hedges of net investments. See policy 12 for the policies on hedge accounting. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available for sale financial assets and similar non-monetary items are included directly in equity. For the purposes of translation into the presentational currency of the Group financial statements, assets, liabilities and equity of foreign operations are translated at the closing rate, and items of income and expense are translated into Sterling at the rates prevailing on the dates of the transactions. The exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders' equity and included in profit or loss when the Group loses control of, joint control of or significant influence over or on partial disposal of the operation. Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are maintained in the functional currency of the foreign operation, translated at the closing rate and are included in hedges of net investments where appropriate.

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

In calculating effective interest the Group estimates cash flows (using projections based on its experience of customers' behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. Fees, including those for early redemption, are included in the calculation to the extent that they can be measured and are considered to be an integral part of the effective interest rate. Cash flows arising from the direct and incremental costs of issuing financial instruments are also taken into account in the calculation. Where it is not possible to otherwise estimate reliably the cash flows or the expected life of a financial instrument, effective interest is calculated by reference to the payments or receipts specified in the contract, and the full contractual term.

Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised as the service is provided. Fees and commissions not integral to effective interest arising from negotiating, or participating in the negotiation of a transaction from a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Notes to the financial statements

For the year ended 31st December 2010 continued

1 Significant accounting policies continued

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

Insurance premiums

Insurance premiums are recognised in the period earned.

Net trading income

Income arises from both the sale and purchase of trading positions, margins, which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Dividends

Dividends are recognised when the right to receive payment is established. In the individual financial statements of Barclays PLC, this is when the dividends are received or when the dividends are appropriately authorised by the subsidiary.

7. Financial assets and liabilities

Financial assets

The classifications of financial assets, and the accounting policies applicable to each classification, are as follows:

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

It is not possible to transfer a financial instrument out of this category whilst it is held or issued with the exception, from 1st July 2008, of non-derivative financial assets held for trading which may be transferred out of this category after initial classification where:

a) in rare circumstances, they are no longer held for the purpose of selling or repurchasing in the near term, or

b) they are no longer held for the purpose of trading, and they would have met the definition of loans and receivables on initial classification and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

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

1 Significant accounting policies continued

Regular way purchases of held to maturity financial assets are recognised on trade date, being the date on which the Group commits to purchase the asset.

Available for sale

Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity (the available for sale reserve) until sale when the cumulative gain or loss is transferred to the income statement. Interest on debt instruments, determined using the effective interest method (see accounting policy 6), dividends on equity instruments, impairment losses and translation differences on monetary items are recognised in the income statement.

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

Embedded derivatives

Some contracts (‘hybrid contracts’) contain both a derivative (the ‘embedded derivative’) and a non-derivative (the 'host contract'). Where the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract, and the host contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value and gains and losses are recognised in the income statement.

Derecognition of financial assets

The Group derecognises a financial asset, or a portion of a financial asset, where the contractual rights to that asset have expired, or where the rights to further cash flows from the asset have been transferred to a third party and, with them, either:

(i) substantially all the risks and rewards of the asset; or

(ii) significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Where significant risks and rewards have been transferred, but the transferee does not have the unconditional ability to sell or pledge the asset, the Group continues to account for the asset to the extent of its continuing involvement (‘continuing involvement accounting’). To assess the extent to which risks and rewards have been transferred, it is often necessary to perform a quantitative analysis. Such an analysis will compare the Group's exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer. Where neither derecognition nor continuing involvement accounting is appropriate, the Group continues to recognise the asset in its entirety and recognises any consideration received as a financial liability.

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

An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitive characteristics. For example, if the discounted present value calculated using the original effective interest rate of the cash flows under the new terms, including fees, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability, or if the qualitative assessment concludes that the nature and risk profile of the original financial liability is materially different from that of the new financial liability based on the terms of the instruments including repayment terms, coupon terms and call options, the original financial liability is extinguished.

When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, fair value is determined by reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using valuation models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, where valuations include significant unobservable inputs, the transaction price is deemed to provide the best evidence of initial fair value for accounting purposes. As such, profits or losses are recognised upon trade inception only when such profits can be measured solely by reference to observable market data. For valuations that include significant unobservable inputs, the difference between the model valuation and the initial transaction price is recognised in profit or loss either:

a) on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate, or;

b) released in full when previously unobservable inputs become observable.

Notes to the financial statements

For the year ended 31st December 2010 continued

1 Significant accounting policies continued

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

8. Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that loans and receivables or available for sale financial investments are impaired. These are considered to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date that have adversely impacted the estimated future cash flows of the financial asset or the portfolio. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal payments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

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

For loans and receivables the Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan and receivable, whether significant or not, it then includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment. The amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognised using an allowance account and recognised in the income statement.

Where appropriate, the calculation of the present value of the estimated future cash flows of a collateralised loan and receivable asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans and receivables are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty's ability to pay all amounts due according to the contractual terms of the assets being evaluated.

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

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

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

1 Significant accounting policies continued

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

9. Sale and repurchase agreements and other similar secured lending and borrowing

Securities may be sold subject to a commitment to repurchase them (a repo). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group. The transactions are treated as collateralised borrowing and the counterparty liability is presented separately on the balance sheet as repurchase agreements and other similar secured borrowing. Similar secured borrowing transactions including securities lending transactions and collateralised short-term notes are treated and presented in the same way.

Similarly, the Group borrows or purchases securities subject to a commitment to resell them (a reverse repo). Such securities are not included in the balance sheet as the Group does not acquire the risks and rewards of ownership. The transactions are treated as collateralised loans and the counterparty asset is presented separately on the balance sheet as reverse repurchase agreements and other similar secured lending. Where the Group enters into similar secured lending transactions, such as securities borrowing, these are treated and presented in the same way.

These secured financing transaction are initially recognised at fair value, and subsequently valued at amortised cost, using the effective interest method. Securities lent to counterparties are retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value.

10. Securitisation transactions

The Group enters into securitisation transactions in respect of its own financial assets and to facilitate client transactions as described in Note 36 to the accounts.

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

a) substantially all the risks and rewards associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

b) if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group's continuing involvement.

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

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Cash collateral received is recorded on the balance sheet with a corresponding liability within deposits received from banks or customers. Any interest payable or receivable arising is recorded as interest expense or interest income respectively except for funding costs relating to trading activities which are recorded in net trading income.

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

Notes to the financial statements

For the year ended 31st December 2010 continued

1 Significant accounting policies continued

The Group discontinues hedge accounting when:

a) it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

b) the derivative expires, or is sold, terminated, or exercised;

c) the hedged item matures or is sold or repaid; or

d) a forecast transaction is no longer deemed highly probable.

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedging instrument. To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed to include ineffectiveness. The amount of ineffectiveness, provided it does not disqualify the hedge for hedge accounting, is recorded in the income statement.

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

Hedges of net investments

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Group’s investment in the operation.

Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Derivative contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through profit or loss.

13. Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and provisions for impairment, if required. Cost includes the original purchase price of the asset and the costs directly attributable to bringing the asset to its working condition for its intended use. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its useful economic life.

The Group uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%
Leased assets:
Leasehold property over the remaining life of the lease (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property[a]	7-10%
Equipment installed in freehold and leasehold property[a]	7-10%

Note

a	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

1 Significant accounting policies continued

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

14. Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiaries and associates and joint ventures, and represents the excess of the fair value of the purchase consideration over the fair value of the Group’s share of the assets acquired, and the liabilities and contingent liabilities assumed on the date of the acquisition.

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

Capitalised computer software is amortised over 3-5 years.

Other intangible assets

Other intangible assets consist of brands, customer lists, licences and other contracts, core deposit intangibles and mortgage servicing rights. Other intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use. The value of intangible assets which are acquired in a business combination is generally determined using income approach methodologies such as the discounted cash flow method and the relief from royalty method that estimate net cash flows attributable to an asset over its economic life and discount to present value using an appropriate rate of return based on the cost of equity adjusted for risk.

Other intangible assets are stated at cost less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

15. Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s fair value less costs to sell and its value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

Notes to the financial statements

For the year ended 31st December 2010 continued

1 Significant accounting policies continued

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

Any increase in the liability relating to guarantees is taken to the income statement within the impairment charge. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

17. Issued debt and equity securities

Issued financial instruments or their components are classified as liabilities where the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component. Financial liabilities, other than financial liabilities designated at fair value, are carried at amortised cost using the effective interest method as set out in policy 6. Derivatives embedded in financial liabilities that are not designated at fair value are accounted for as set out in policy 7. Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related tax.

18. Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares or options including those issued on the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are paid or, if earlier, approved by shareholders.

Treasury shares

Where Barclays PLC or any member of the Group purchases the Company’s share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

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

Liabilities under unit-linked life insurance contracts (such as endowment policies) reflect the value of assets held within unitised investment pools.

Deferred acquisition costs (DAC)

Commissions and other costs that are related to securing new insurance and investment contracts are capitalised and amortised over the estimated lives of the relevant contracts.

1 Significant accounting policies continued

Liability adequacy test

Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities net of deferred acquisition costs (DAC) and value of business acquired assets (VOBA). Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. Where a deficiency is highlighted by the test, DAC and VOBA assets are written off first, and then insurance liabilities are increased if required. Any deficiency is immediately recognised in the income statement.

Reinsurance

Short and long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment and expenses. All such contracts are dealt with as insurance contracts. The benefits to which the Group is entitled under its reinsurance contracts are recognised as reinsurance assets. The Group assesses reinsurance assets at each balance sheet date. If there is objective evidence of impairment, the carrying amount of the reinsurance asset is reduced accordingly, resulting in a charge to the income statement.

20. Leases

As Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are transferred under a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

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

As Lessee

Leases entered into by the Group are primarily operating leases. Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

21. Employee benefits

Short-term employee benefits, such as salaries, paid absences, and other benefits include any estimated tax payable in respect of employee services rendered during the period and are accounted for on an accruals basis over the period in which the employees provide the related services. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans.

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually, using the assumptions set out in Note 28. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as an asset or liability in the balance sheet.

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

The Group also provides health care benefits to certain retired employees, the cost of which is accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pensions plans.

All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

Notes to the financial statements

For the year ended 31st December 2010 continued

1 Significant accounting policies continued

22. Share-based payments to employees

The Group makes equity settled share-based payments in respect of services received from its employees. The fair value of the services is measured by reference to the fair value of the shares or share options granted on the date of the grant.

The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services, which is generally the vesting period.

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions, service or performance conditions, are not taken into account in estimating fair value, but may lead to adjustments to the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or options.

Vesting conditions that are related to market conditions are reflected in the fair value of the awards granted and charges for the services received are recognised regardless of whether or not the market-related vesting condition is met, provided that the non-market vesting conditions are met. Similarly, non-vesting conditions, which are other conditions not being service conditions or performance conditions, are taken into account in estimating the grant date fair value and share-based payment charges and are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of employee choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

23. Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated.

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

24. Taxes, including deferred taxes

Income tax payable on taxable profits (‘Current Tax’) is recognised as an expense in the period in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

26. Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

27. Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

1 Significant accounting policies continued

Changes to Accounting Policy

The Group has continued to apply the accounting policies used for the 2009 Annual Report and has adopted the following standards from 1st January 2010 (prior periods are not affected by these revised standards):

–	IFRS 3 Business Combinations. For the Group, the main change is that any costs directly related to the acquisition of a subsidiary are expensed as incurred, and are not part of the cost of the business combination.

–	IAS 27 Consolidated and Separate Financial Statements. Changes in ownership interests in subsidiaries are now accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control. In addition, when the Group ceases to have control in a subsidiary, any retained interest in the subsidiary is re-measured to its fair value, with the change in carrying amount recognised in profit or loss.

Future accounting developments

IFRS 9 Financial Instruments contains new requirements for accounting for financial assets and liabilities, which by 30th June 2011 will include new requirements for impairment and hedge accounting, replacing the corresponding requirements in IAS 39 Financial Instruments: Recognition and Measurement. It will introduce significant changes in the way that the Group accounts for financial instruments. The key changes issued and proposed relate to:

–	Financial assets. Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading which may be held at fair value through equity.

–	Financial liabilities. Gains and losses on own credit arising from financial liabilities designated at fair value through profit or loss will be excluded from the Income Statement and instead taken to Other Comprehensive Income.

–	Impairment. Both expected losses and incurred losses will be reflected in impairment allowances for loans and advances.

–	Hedge accounting. Hedge accounting will be more closely aligned with financial risk management.

–	Offsetting. The conditions for offsetting financial assets and financial liabilities in the balance sheet will be clarified.

Adoption is not mandatory until accounting periods beginning on or after 1st January 2013. Earlier adoption is possible, subject to EU endorsement. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

The International Accounting Standards Board is also undertaking a comprehensive review of other IFRSs which, in June 2010, it prioritised into those IFRSs that it expects to issue by 30th June 2011. In addition to IFRS 9, the 30th June 2011 standards which are expected to be more significant for the Group are as follows:

–	Leases. Under the proposals, lessees are required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet.

–	Post employment benefits. The amendments to IAS 19 Employee Benefits require net pension liabilities arising from defined benefit pension schemes to be recognised in full.

In addition to the above, the IASB plans to issue new standards on Insurance Contracts, Consolidation, Fair Value Measurement, the Presentation of Other comprehensive Income and Revenue recognition. The Group will consider the financial impacts of these new standards as they are finalised.

A number of other amendments and interpretations to IFRS have been issued that first apply from 1st January 2010 or later periods. These have not resulted in any material changes to the Group’s accounting policies.

Notes to the financial statements

For the year ended 31st December 2010 continued

2 Net interest income

	2010 £m	2009 £m	2008 £m
Cash and balances with central banks	271	131	174
Available for sale investments	1,483	1,937	2,355
Loans and advances to banks	440	513	1,267
Loans and advances to customers	17,677	18,456	23,754
Other interest income	164	199	460
Interest income	20,035	21,236	28,010
Deposits from banks	(370)	(634)	(2,189)
Customer accounts	(1,410)	(2,716)	(6,697)
Debt securities in issue	(3,632)	(3,889)	(5,910)
Subordinated liabilities	(1,778)	(1,718)	(1,349)
Other interest expense	(322)	(361)	(396)
Interest expense	(7,512)	(9,318)	(16,541)
Net interest income	12,523	11,918	11,469

Interest income includes £213m (2009: £185m, 2008: £135m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

3 Net fee and commission income

	2010 £m	2009 £m	2008 £m
Fee and commission income
Banking and credit related fees and commissions	10,063	9,578	7,208
Brokerage fees	77	88	56
Investment management fees	79	133	120
Foreign exchange commission	149	147	189
Fee and commission income	10,368	9,946	7,573
Fee and commission expense	(1,497)	(1,528)	(1,082)
Net fee and commission income	8,871	8,418	6,491
4 Net trading income

	2010 £m	2009 £m	2008 £m
Trading Income[a]	7,017	8,139	(1,596)
Gain on foreign exchange dealings	670	682	1,272
Own credit gain/(charge)	391	(1,820)	1,663
Net trading income	8,078	7,001	1,339

Included within net trading income were gains of £32m (2009: £2,349m loss, 2008: £6,635m loss) on financial assets designated at fair value and losses of £903m (2009: £3,158m loss, 2008: £3,328 gain) on financial liabilities designated at fair value.

The own credit adjustment arose on £96bn of Barclays Capital’s financial liabilities designated at fair value (2009: £86bn, 2008: £78bn).

Note

a	Trading income includes fair value losses arising from Barclays Capital credit market exposures disclosed on pages 88 to 92.

5 Net investment income

	2010 £m	2009 £m	2008 £m
Net gain from disposal of available for sale assets	1,027	349	212
Dividend income	116	6	196
Net gain/(loss) from financial instruments designated at fair value	274	(208)	33
Other investment income/(losses)	60	(91)	239
Net investment income	1,477	56	680
6 Impairment charges and other credit provisions See page 63 for analysis of the impairment charges and other credit provisions. 7 Staff costs

	2010 £m	2009 £m	2008 £m
Salaries and accrued performance costs	8,809	7,795	5,562
Share based payments (Note 39)	860	286	225
Social security costs	719	606	444
Bank payroll tax	96	225	–
Post retirement benefits:
– defined contribution plans	297	224	221
– defined benefit plans (Note 28)	213	(33)	89
– other post-retirement benefits (Note 28)	18	16	1
Other	904	829	662
Staff costs	11,916	9,948	7,204

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. The total bank payroll tax paid was £437m, of which £225m was recognised in 2009 in respect of 2009 cash awards and certain prior year deferrals distributed during the taxable period. For 2010 a charge of £96m has been recognised in relation to prior year deferrals, with the remaining £116m recognised over the period 2011 to 2013.

Staff costs above relate to continuing operations only. Staff costs arising on discontinued operations for 2009 totalled £735m (2008: £575m), principally comprising £514m of salaries and accrued performance costs (2008: £486m), social security costs of £15m (2008: £20m), post-retirement benefits of £29m (2008: £16m) and other staff costs of £177m (2008: £53m).

The average total number of persons employed by the Group including both continuing and discontinued operations was 151,300 (2009:153,800).

8 Administration and general expenses

	2010 £m	2009 £m	2008 £m
Property and equipment	1,813	1,641	1,356
Outsourcing and professional services	1,705	1,496	1,472
Operating lease rentals	637	639	520
Marketing, advertising and sponsorship	631	492	591
Subscriptions, publications and stationery	584	519	458
Travel and accommodation	358	273	275
Other administration and general expenses	732	439	491
Impairment of property, equipment and intangible assets	125	61	30
Administration and general expenses	6,585	5,560	5,193

In June 2010, the UK Government announced its intention to introduce a bank levy, which will apply to elements of the Group’s consolidated liabilities and equity held as at 31st December 2011. The draft legislation is expected to be enacted by the UK Parliament later this year. Based on the 31st December 2010 balance sheet position and the draft requirements, we estimate that the bank levy would result in an annual charge to the income statement of approximately £400m from 2011 onwards.

Notes to the financial statements

For the year ended 31st December 2010 continued

8 Administration and general expenses continued

Auditors’ remuneration

Auditors’ remuneration is included within outsourcing and professional services costs above and comprises:

	Notes	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
2010
Audit of the Group’s annual accounts		12	–	–	–	12
Other services:
Fees payable for the Company’s associates pursuant to legislation	a)	26	–	–	–	26
Other services supplied pursuant to such legislation	b)	–	3	–	–	3
Services relating to taxation
– compliance services		–	–	7	–	7
– advisory services	c)	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d)	–	–	–	1	1
Other		–	4	–	2	6
Total auditors’ remuneration		38	7	8	3	56

2009
Audit of the Group’s annual accounts		12	–	–	–	12
Other services:
Fees payable for the Company’s associates pursuant to legislation	a)	23	–	–	–	23
Other services supplied pursuant to such legislation	b)	–	2	–	–	2
Services relating to taxation
– compliance services		–	–	6	–	6
– advisory services	c)	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d)	–	–	–	3	3
Other		–	4	–	1	5
Total auditors’ remuneration		35	6	7	4	52

2008
Audit of the Group’s annual accounts		12	–	–	–	12
Other services:
Fees payable for the Company’s associates pursuant to legislation	a)	19	–	–	–	19
Other services supplied pursuant to such legislation	b)	–	2	–	–	2
Services relating to taxation
– compliance services		–	–	7	–	7
– advisory services	c)	–	–	2	–	2
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d)	–	–	–	2	2
Other		–	4	–	1	5
Total auditors’ remuneration		31	6	9	3	49

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £4m (2009: £3m, 2008: £3m).

a) Fees payable for the audit of the Company’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. The fees relating to the audit of the associated pension schemes were £0.4m (2009: £0.5m, 2008: £0.2m).

b) Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.

c) Advisory services relating to taxation include consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

d) Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

Excluded from the total auditors’ remuneration above are fees paid to PricewaterhouseCoopers LLP and associates relating to Barclays Global Investors, the Group’s discontinued operations, of £nil (2009: £4m, 2008: £3m).

9 Tax

Tax charge

	2010 £m	2009 £m	2008 £m
Current tax charge/(credit)
Current year	1,413	1,249	1,201
Adjustment for prior years	(20)	(118)	98
	1,393	1,131	1,299
Deferred tax charge/(credit)
Current year	118	45	(577)
Adjustment for prior years	5	(102)	(269)
	123	(57)	(846)
Tax charge	1,516	1,074	453

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income on page 187, including within Other, tax credits of £59m (2009: £218m; 2008: £2m charge) principally relating to share based payments.

Factors impacting income tax charge for the year

The table below shows the reconciliation between the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax and the actual tax charge.

	2010 £m	2009 £m	2008 £m
Profit before tax from continuing operations	6,065	4,585	5,136
Tax charge based on the standard UK corporation tax rate of 28% (2009: 28%, 2008: 28.5%)	1,698	1,284	1,464
Adjustments for prior years	(15)	(220)	(171)
Effect of overseas tax rates different from the standard UK tax rate[a]	(135)	(27)	175
Non-taxable gains and income[b]	(152)	(112)	(859)
Impact of share price movements on share-based payments	41	(38)	201
Deferred tax assets (previously not recognised)/not recognised	(160)	27	(504)
Change in tax rates[c]	34	(12)	(1)
Non-deductible expenses and other items	205	172	148
Tax charge	1,516	1,074	453
Effective tax rate[d]	25%	23%	9%

The introduction of the UK bank levy is expected to result in a charge to operating expenses in 2011 (refer to Note 8).

Current tax assets and liabilities Movements on current tax assets and liabilities were as follows:

		2010 £m	2009 £m
Assets		349	389
Liabilities		(992)	(1,216)
As at 1st January		(643)	(827)
Income statement		(1,393)	(1,153)
Equity		180	(109)
Corporate income tax paid		1,458	1,283
Acquisitions and disposals		(4)	(33)
Exchange and other adjustments		(48)	196
		(450)	(643)
Assets		196	349
Liabilities		(646)	(992)
As at 31st December		(450)	(643)

Notes

a	Includes a deferred tax benefit of £205rn in 2010 arising from the reorganisation of Spanish securitisation financing,
b	Non-taxable gains and income is net of £42m relating to £58m withholding tax on the intra-group return of capital. Revenue of £58rn has been recognised in relation to related payments received.
c	The UK has passed legislation to reduce the UK tax rate from 28% to 27% from 1st April 2011. This reduced the value of the net UK deferred tax asset at 31st December 2010 resulting in a tax charge of £14m (2009: £nil) included in the £34m for the impact of change in tax rates.
d	The low effective tax rate of 9% in 2008 mainly resulted from the Lehman Brothers North American business acquisition.

Notes to the financial statements

For the year ended 31st December 2010 continued

9 Tax continued

Deferred tax assets and liabilities

The deferred tax amounts disclosed on the balance sheet are as follows:

									2010 £m	2009 £m
Deferred tax asset									2,517	2,303
Deferred tax liability									(514)	(470)
Net deferred tax									2,003	1,833

Deferred taxes are calculated on all temporary differences under the liability method. Movements on deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, were as follows:

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Pensions and other retirement benefits £m	Allowances for impairment on loans £m	Other provisions £m	Tax losses carried forward[a] £m	Share based payments £m	Other £m	Total £m
Assets	117	28	139	219	379	294	1,038	336	472	3,022
Liabilities	(660)	(54)	(278)	–	–	–	–	–	(197)	(1,189)
As at 1st January
2010	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833
Income statement	42	12	(3)	(101)	(46)	(151)	591	25	(492)	(123)
Equity	–	53	38	–	–	–	–	12	(44)	59
Acquisitions and disposals	56	–	–	–	–	–	–	–	2	58
Exchange and other
adjustments	21	(6)	(5)	–	12	19	(71)	(1)	207	176
	(424)	33	(109)	118	345	162	1,558	372	(52)	2,003
Assets	134	76	–	118	345	162	1,558	372	668	3,433
Liabilities	(558)	(43)	(109)	–	–	–	–	–	(720)	(1,430)
As at 31st
December 2010	(424)	33	(109)	118	345	162	1,558	372	(52)	2,003

Assets	87	57	246	403	356	532	1,659	342	1,116	4,798
Liabilities	(945)	(46)	(368)	_	–	–	–	–	(1,075)	(2,434)
As at 1st January
2009	(858)	11	(122)	403	356	532	1,659	342	41	2,364
Income statement	340	(8)	44	(189)	39	15	(785)	50	293	(201)
Equity	–	(21)	(59)	–	–	–	–	156	24	100
Acquisitions and disposals	1	–	–	(5)	(1)	(8)	4	(41)	(98)	(148)
Exchange and other adjustments	(26)	(8)	(2)	10	(15)	(245)	160	(171)	15	(282)
	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833
Assets	117	28	139	219	379	294	1,038	336	472	3,022
Liabilities	(660)	(54)	(278)	–	–	–	–	–	(197)	(1,189)
As at 31st
December 2009	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833

Notes

a	The deferred tax asset arising from tax losses mainly relates to entities in the USA, the UK and Spain.
b	The net deferred tax asset at 31st December 2010 includes £1,715m (2009: £197m) in entities which have suffered a loss in either the current or prior year. Recognition is based on profit forecasts which indicate that it is probable that the relevant entities will have future taxable profits against which the temporary differences can be utilised.
c	The amount of deferred tax liability expected to be settled after more than 12 months is £911m (2009: £955m). The amount of deferred tax asset expected to be recovered after more than 12 months is £1,645m (2009: £2,446m).
d	Deferred tax assets have not been recognised in respect of deductible temporary differences (gross) of £506m (2009: £4m), and unused tax losses (gross) of £4,571m (2009: £8,542m) of which £70m (2009: £nil) expires within 5 years, £239m (2009: £nil) expires within 6-10 years and £4,262m (2009: £8,542m)

expires within 11-20 years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise benefits. The unused tax losses include amounts relating to the US branch of Barclays Bank PLC where the applicable tax rate for deferred tax purposes would be the excess of the US tax rate over the UK tax rate,

e	Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance is not contemplated and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £530m (2009: £738m).

10 Earnings per share

	2010 £m	2009 £m	2008 £m
Continuing Operations
Profit attributable to equity holders of parent from continuing operations	3,564	2,628	3,795
Dilutive impact of convertible options	(10)	(17)	(19)
Profit attributable to equity holders of parent including dilutive impact of convertible options	3,554	2,611	3,776
Profit attributable to equity holders of the parent from discontinued operations	–	6,765	587

	2010 million	2009 million	2008 million
Basic weighted average number of shares in issue	11,719	10,890	7,389
Number of potential ordinary shares	733	594	188
Diluted weighted average number of shares	12,452	11,484	7,577

	P	P	P
Basic earnings per ordinary share from continuing operations	30.4	24.1	51.4
Basic earnings per ordinary share from discontinued operations	–	62.1	7.9
Basic earnings per ordinary share	30.4	86.2	59.3
Diluted earnings per ordinary share from continuing operations	28.5	22.7	49.8
Diluted earnings per ordinary share from discontinued operations	–	58.9	7.7
Diluted earnings per ordinary share	28.5	81.6	57.5

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding own shares held in employee benefit trusts or held for trading.

The basic weighted average number of shares in issue in the year ended 31st December 2010 reflects the full year impact of the exercise of 379 million warrants in 2009, and the weighted average impact of the 758 million warrants exercised in 2010.

When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 733 million (2009: 594 million) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited.

The increase in the number of potential ordinary shares is primarily driven by the impact of the increase in the average share price to £3.06 (2009: £2.56) on both the 379 million (2009:1,138 million) unexercised warrants and the 795 million (2009: 667 million) outstanding options granted under employee share schemes, which have strike prices ranging from £1.44 to £6.49 with an average of £4.01 (2009: £4.03).

Of the total number of employee share options and share awards at 31st December 2010, 59 million were anti-dilutive (2009: 97 million).

Subsequent to the balance sheet date, the Group continued to make on-market purchases of treasury shares for the purposes of satisfying its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

11 Dividends on Ordinary Shares

The Directors have approved a final dividend in respect of 2010 of 2.5p per ordinary share of 25p each, amounting to a total of £298m, which will be paid on 18th March 2011. The financial statements for the year ended 31st December 2010 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2011. The financial statements to 31st December 2010 include the 2010 interim dividends of £355m and final dividend declared in relation to 2009 of £176m.

Notes to the financial statements

For the year ended 31st December 2010 continued

12 Trading portfolio

	2010 £m	2009 £m
Debt securities	139,240	126,520
Equity securities	25,613	19,602
Traded loans	2,170	2,962
Commodities	1,844	2,260
Trading portfolio assets	168,867	151,344

Debt securities	(64,607)	(44,708)
Equity Securities	(7,568)	(6,468)
Commodities	(518)	(76)
Trading portfolio liabilities	(72,693)	(51,252)
13 Financial assets designated at fair value
	2010 £m	2009 £m
Loans and advances	22,352	22,390
Debt securities	1,918	4,007
Equity securities	5,685	6,256
Customers’ assets held under investment contracts	1,429	1,257
Other financial assets	10,101	8,658
Financial assets designated at fair value	41,485	42,568

The total portfolio of assets held in respect of linked liabilities to customers under investment contracts also includes £518m (2009: £422m) of cash and bank balances included within cash and balances at central banks. The carrying value of the total assets is always the same as the carrying value of the liabilities to customers under investment contracts as shown in Note 21. Any change in the value of the assets results in an equal but opposite change in the value of the amounts due to the policyholders. Therefore, the Group is not exposed to the financial risks inherent in the investments.

Credit risk of loans and advances held at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value due to changes in credit risk and the cumulative changes in fair value since initial recognition on loans and advances designated at fair value together with the amount by which related credit derivatives mitigate this risk:

	Maximum Exposure as at 31st December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2010	2009	2010	2009	2010	2009
Loans and advances designated at fair value, attributable to credit risk	22,352	22,390	326	(2,370)	(4,995)	(5,321)
Fair value of related credit derivatives	2,206	1,416	(481)	229	263	744

14 Derivative financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk Management section on pages 42 to 119.

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

The Group’s exposure to credit risk arising from derivative contracts, as well as the Group’s participation in exchange traded and over the counter derivatives markets are outlined in the Credit risk section on page 86.

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

Credit derivatives

The Group’s principal credit derivative-related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred to the seller of protection.

A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

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

Notes to the financial statements

For the year ended 31st December 2010 continued

14 Derivative financial instruments continued

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

Total derivatives	2010			2009
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)	39,131,979	415,638	(402,019)
Total derivative assets/(liabilities) held for risk management	240,353	1,733	(2,353)	180,018	1,177	(1,397)
Derivative assets/(liabilities)	48,757,557	420,319	(405,516)	39,311,997	416,815	(403,416)

Derivative movements on the balance sheet were broadly flat compared to prior year with assets of £420bn as at 31 December 2010 (2009: £417bn) and liabilities of £406bn (2009: £403bn). Movements in derivatives during the year were mainly the result of decreases in forward interest rates in major currencies and new and increased business activity, partly offset by initiatives to reduce balance sheet usage such as the placement of existing derivative positions with clearing houses and the compression of over the counter derivative contracts via Tri-optima, a third party intermediary.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading	2010			2009
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,823,186	22,882	(22,674)	1,457,271	18,148	(18,019)
Currency swaps	935,420	29,802	(32,433)	810,666	26,008	(32,357)
OTC options bought and sold	739,949	7,736	(7,034)	539,976	7,332	(7,321)
OTC derivatives	3,498,555	60,420	(62,141)	2,807,913	51,488	(57,697)
Exchange traded futures – bought and sold	8,149	–	–	2,035	–	–
Exchange traded options – bought and sold	7,207	–	–	28,220	–	–
Foreign exchange derivatives	3,513,911	60,420	(62,141)	2,838,168	51,488	(57,697)
Interest rate derivatives
Interest rate swaps	10,316,455	202,050	(183,665)	9,408,811	193,133	(179,744)
Forward rate agreements	4,711,960	2,625	(2,881)	4,436,628	3,595	(3,289)
OTC options bought and sold	4,551,516	66,055	(65,395)	5,113,613	63,647	(61,304)
OTC derivatives	19,579,931	270,730	(251,941)	18,959,052	260,375	(244,337)
Exchange traded futures – bought and sold	706,678	–	–	547,685	–	–
Exchange traded options – bought and sold	268,855	–	–	272,960	–	–
Exchange traded swaps	21,209,173	–	–	13,424,261	–	–
Interest rate derivatives	41,764,637	270,730	(251,941)	33,203,958	260,375	(244,337)
Credit derivatives
OTC swaps	1,780,264	45,977	(44,068)	1,932,635	55,302	(51,000)
Exchange traded credit default swaps	172,211	1,040	(976)	84,161	993	(780)
Credit derivatives	1,952,475	47,017	(45,044)	2,016,796	56,295	(51,780)
Equity and stock index derivatives
OTC options bought and sold	118,363	9,340	(13,424)	124,944	13,042	(15,681)
Equity swaps and forwards	56,478	2,226	(2,359)	45,922	2,057	(1,718)
OTC derivatives	174,841	11,566	(15,783)	170,866	15,099	(17,399)
Exchange traded futures – bought and sold	96,582	1	(4)	57,565	–	–
Exchange traded options – bought and sold	206,881	3,016	(2,812)	130,885	2,631	(2,371)
Equity and stock index derivatives	478,304	14,583	(18,599)	359,316	17,730	(19,770)
Commodity derivatives
OTC options bought and sold	93,937	3,778	(3,751)	92,508	4,262	(4,215)
Commodity swaps and forwards	326,336	18,743	(19,133)	252,621	22,872	(22,012)
OTC derivatives	420,273	22,521	(22,884)	345,129	27,134	(26,227)
Exchange traded futures – bought and sold	358,550	3,240	(2,326)	312,883	2,436	(2,008)
Exchange traded options – bought and sold	29,054	75	(228)	55,729	180	(200)
Commodity derivatives	807,877	25,836	(25,438)	713,741	29,750	(28,435)
Derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)	39,131,979	415,638	(402,019)

14 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management	2010			2009
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Interest rate swaps	126,904	760	(882)	79,241	478	(494)
OTC options bought and sold	–	–	–	673	2	–
Forward foreign exchange	581	–	(43)	2,224	237	(51)
Exchange traded interest rate swaps	22,278	–	–	33,534	–	–
Derivatives designated as cash flow hedges	149,763	760	(925)	115,672	717	(545)
Derivatives designated as fair value hedges
Currency swaps	679	–	(54)	502	10	–
Interest rate swaps	42,301	905	(872)	12,199	357	(459)
Equity options	–	–	–	7,710	53	(56)
Forward foreign exchange	4,561	19	(86)	5,386	18	(103)
Exchange traded interest rate swaps	36,427	–	–	32,257	–	–
Derivatives designated as fair value hedges	83,968	924	(1,012)	58,054	438	(618)
Derivatives designated as hedges of net investments
Forward foreign exchange	5,870	28	(199)	5,321	22	(97)
Currency swaps	752	21	(217)	971	–	(137)
Derivatives designated as hedges of net investment	6,622	49	(416)	6,292	22	(234)
Derivative assets/(liabilities) held for risk management	240,353	1,733	(2,353)	180,018	1,177	(1,397)

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

Notes to the financial statements

For the year ended 31st December 2010 continued

14 Derivative financial instruments continued

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
2010
Forecast receivable cash flows	2,861	440	570	625	526	291	409
Forecast payable cash flows	307	69	52	76	82	22	6

2009
Forecast receivable cash flows	3,304	467	838	837	700	370	92
Forecast payable cash flows	558	51	96	122	145	116	28

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is fourteen years (2009: nine years).

Amounts recognised in net interest income	2010 £m	2009 £m
Fair value hedging:
(Losses)/gains on the hedged items attributable to the hedged risk	(1,172)	1,604
Gains/(losses) on the hedging instruments	1,286	(1,478)
Fair value ineffectiveness	114	126
Cash flow hedging ineffectiveness	138	21
Net investment hedging ineffectiveness	(10)	(5)

All gains or losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

Transfers from cash flow hedging reserve

Gains and losses transferred from the cash flow hedging reserve in the current year were to: interest income: £88m gain (2009: £22m loss), interest expense: £515m gain (2009: £272m gain), net trading income: £148m loss (2009: £165m loss), and administration and general expenses: £99m gain (2009: £7m gain).

15 Loans and advances to banks and customers

Disclosures relevant to the Group’s loans and advances to banks and customers are included on pages 71 to 84.

16 Available for sale financial investments

	2010 £m	2009 £m
Debt securities and other eligible bills	59,629	49,807
Equity securities	5,481	6,676
Available for sale financial investments	65,110	56,483

The Group’s investment in BlackRock, Inc. shares of £4.6bn (2009: £5.4bn) is included within available for sale equity securities and was assessed for impairment as at 31st December 2010. This analysis identified that the reduction in fair value from the original acquisition cost of £5.3bn was not significant or prolonged in the light of the volatile stock market conditions of 2010 which saw the share price falling below the acquisition price in March 2010 and continued to fall until it reached a low in August 2010. Since then, the share price has continued to rise through the second half of the year and into 2011. As such no impairment has been recognised. The Group will continue to consider the need to recognise impairment in the light of any continuing volatility in the share price and of the length of time it has been below cost.

17 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

Amounts included in the balance sheet and reported on a net basis where the Group has the intention and the legal ability to settle net or realise simultaneously were as follows:

a) Reverse repurchase agreements and other similar secured lending

Amounts advanced to counterparties under reverse repurchase agreements and cash collateral provided under stock borrowing agreements are treated as collateralised loans receivable. The related securities purchased or borrowed subject to an agreement with the counterparty to repurchase them are not recognised on-balance sheet where the risks and rewards of ownership remain with the counterparty.

	2010 £m	2009 £m
Banks	104,233	67,872
Customers	101,539	75,559
Reverse repurchase agreements and cash collateral held on securities borrowed	205,772	143,431

b) Repurchase agreements and other similar secured borrowing

Securities that are not recorded on the balance sheet (for example, securities that have been obtained as a result of reverse repurchase and stock borrowing transactions) may also be lent or sold subject to a commitment to repurchase – such securities remain off-balance sheet. In both instances, amounts received from counterparty are treated as liabilities, which at 31st December were as follows:

	2010 £m	2009 £m
Banks	99,997	93,692
Customers	125,537	105,089
Repurchase agreements and cash collateral on securities lent	225,534	198,781

18 Investments in associates and joint ventures
	2010 £m	2009 £m
Investment in associates	261	250
Investment in joint ventures	257	172
Total	518	422

Summarised financial information for the Group’s associates and joint ventures is set out below. The amounts shown are assets, liabilities and net income of the investees, not just the Group’s share, as at and for the year ended 31st December 2010 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	2010		2009
	Associates £m	Joint Ventures £m	Associates £m	Joint Ventures £m
Total assets	4,819	3,452	4,939	3,521
Total liabilities	4,089	3,024	4,236	3,238
(Loss)/Profit after tax	(167)	93	(96)	30

The Group’s share of commitments and contingencies of its associates and joint ventures is comprised of insurance guarantees of £nil (2009: £5m) and unutilised credit facilities provided to customers of £1,237m (2009: £1,126m).

Notes to the financial statements

For the year ended 31st December 2010 continued

19 Goodwill and intangible assets

	Goodwill £m	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m
2010
Cost
As at 1st January 2010	7,058	963	237	301	175	1,521	164	462	10,881
Acquisitions and disposals of subsidiaries	12	–	–	–	–	28	–	25	65
Additions and disposals	–	88	3	–	–	–	(168)	(3)	(80)
Exchange and other adjustments	189	40	(6)	46	27	137	4	(11)	426
As at 31st December 2010	7,259	1,091	234	347	202	1,686	–	473	11,292
Accumulated amortisation and impairment
As at 1st January 2010	(826)	(465)	(58)	(82)	(84)	(318)	(117)	(136)	(2,086)
Disposals	–	100	–	–	–	2	144	11	257
Amortisation charge	–	(178)	(36)	(19)	(18)	(141)	(7)	(38)	(437)
Impairment charge	(243)	(14)	–	(7)	–	(15)	(19)	(17)	(315)
Exchange and other adjustments	29	5	8	(13)	(7)	(21)	(1)	(14)	(14)
As at 31st December 2010	(1,040)	(552)	(86)	(121)	(109)	(493)	–	(194)	(2,595)
Net book value	6,219	539	148	226	93	1,193	–	279	8,697

2009
Cost
As at 1st January 2009	8,551	721	328	261	155	1,565	173	426	12,180
Acquisitions and disposals of subsidiaries	63	–	–	–	–	1	–	109	173
Disposals of discontinued operations	(1,587)	(66)	–	–	(2)	–	–	(32)	(1,687)
Additions and disposals	–	264	(36)	–	–	–	–	11	239
Exchange and other adjustments	31	44	(55)	40	22	(45)	(9)	(52)	(24)
As at 31st December 2009	7,058	963	237	301	175	1,521	164	462	10,881
Accumulated amortisation and impairment
As at 1st January 2009	(926)	(284)	(69)	(52)	(55)	(172)	(116)	(104)	(1,778)
Disposals of discontinued operations	84	25	–	–	2	–	–	8	119
Disposals	–	12	4	–	–	–	–	–	16
Amortisation charge	–	(190)	(29)	(22)	(17)	(136)	(13)	(54)	(461)
Impairment charge	(1)	(11)	–	–	(6)	–	–	(10)	(28)
Exchange and other adjustments	17	(17)	36	(8)	(8)	(10)	12	24	46
As at 31st December 2009	(826)	(465)	(58)	(82)	(84)	(318)	(117)	(136)	(2,086)
Net book value	6,232	498	179	219	91	1,203	47	326	8,795

Of the intangibles amortisation charge for 2009 £447m related to continuing operations.

19 Goodwill and Intangible Assets continued

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2010 £m	2009 £m
UK Retail Banking	3,148	3,146
Barclaycard	585	552
Western Europe Retail Banking	505	520
Barclays Africa	36	39
Barclays Capital	133	105
Barclays Corporate	150	389
Barclays Wealth	391	391
Absa	1,271	1,090
Total Goodwill	6,219	6,232

Goodwill has been allocated to the revised business segments in line with the resegmentation communicated to the market in March 2010. This means that the £243m of goodwill in Barclays Bank Russia was allocated to Barclays Corporate and goodwill in Spain of £565m was allocated between Western Europe Retail Banking (£439m) and Barclays Corporate (£126m). The comparative figures for 2009 have been updated to reflect this resegmentation.

Impairment testing of goodwill

Goodwill is reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount.

The recoverable amount of each operation's goodwill is based on value-in-use calculations. The calculations are based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the cash generating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management's view of future performance.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,253m (2009: £1,986m) was allocated to multiple cash-generating units which are not considered individually significant.

UK Retail Banking

The recoverable amount of UK Retail Banking has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2% (2009: 3%) applied thereafter. The forecast cashflows have been discounted at a pre-tax rate of 13% (2009: 14%). Based on the above assumptions, the recoverable amount exceeded the carrying amount including goodwill by £4.0bn (2009: £1.2bn). A one percentage point change in the discount rate or the terminal growth rate would reduce the recoverable amount by £1.0bn (2009: £0.7bn) and £0.8bn (2009: £0.5bn) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1.1bn (2009: £0.8bn).

Absa

The recoverable amount of Absa has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2009: 6%) applied thereafter. The forecast cashflows have been discounted at a pre-tax rate of 14% (2009: 14%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £5.0bn (2009: £4.7bn). The result of the impairment test would not be materially different if alternative reasonably possible changes in key assumptions were applied.

Spain

The recoverable amount of the Spanish business has been determined using cash flow predictions based on financial budgets approved by management covering a five-year period, with a terminal growth rate of 2% (2009: 2%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 12% (2009: 13%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £383m. The cash flow projections include the estimated benefits from changes in product mix, improved product pricing and impairment levels coming back into line with historic loan loss rates. There is no impact from any cost restructuring or any future planned investments included within the forecasts. An increase in the discount rate to 15%, a decrease in the terminal growth rate to negative 1.3% or a reduction in the forecast cash flows by 26% per annum would reduce the headroom over the carrying amount to nil.

Barclays Corporate – Russia

At 31st December 2010, Barclays recognised an impairment charge of £243 million (2009: nil) in respect of all of the goodwill held by Barclays Corporate in Barclays Bank Russia (BBR), which arose from the Expo bank acquisition in 2008. The impairment principally reflects changes in expected future cash flows arising from BBR as our activities there have been refocused. The recoverable amount of BBR was calculated based on the value in use approach using a pre-tax rate of 17%.

Notes to the financial statements

For the year ended 31st December 2010 continued

20 Property, plant and equipment

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
2010
Cost
As at 1st January 2010	1,207	3,830	4,197	66	9,300
Acquisitions and disposals of subsidiaries	46	2	4	–	52
Additions and disposals	353	283	120	9	765
Change in fair value of investment properties	(54)	–	–	–	(54)
Fully depreciated assets written off	–	(2)	(1)	–	(3)
Exchange and other adjustments	18	116	429	–	563
As at 31st December 2010	1,570	4,229	4,749	75	10,623
Accumulated depreciation and impairment
As at 1st January 2010	–	(1,128)	(2,529)	(17)	(3,674)
Acquisitions and disposals of subsidiaries	–	6	–	–	6
Depreciation charge	–	(231)	(555)	(4)	(790)
Impairment charge	–	(28)	(25)	–	(53)
Disposals	–	86	341	(3)	424
Fully depreciated assets written off	–	2	1	–	3
Exchange and other adjustments	–	(33)	(366)	–	(399)
As at 31st December 2010	–	(1,326)	(3,133)	(24)	(4,483)
Net book value	1,570	2,903	1,616	51	6,140

2009
Cost
As at 1st January 2009	–	3,624	3,944	304	7,872
Acquisitions and disposals of subsidiaries	978	171	5	–	1,154
Disposal of discontinued operations	–	(120)	(99)	–	(219)
Additions and disposals	137	233	387	(37)	720
Change in fair value of investment properties	6	–	–	–	6
Fully depreciated assets written off	–	(6)	(17)	–	(23)
Exchange and other adjustments	86	(72)	(23)	(201)	(210)
As at 31st December 2009	1,207	3,830	4,197	66	9,300
Accumulated depreciation and impairment
As at 1st January 2009	–	(1,011)	(2,144)	(43)	(3,198)
Acquisitions and disposals of subsidiaries	–	–	2	–	2
Disposal of discontinued operations	–	33	64	–	97
Depreciation charge	–	(201)	(565)	(20)	(786)
Impairment charge	–	(32)	(2)	–	(34)
Disposals	–	46	97	1	144
Fully depreciated assets written off	–	6	17	–	23
Exchange and other adjustments	–	31	2	45	78
As at 31st December 2009	–	(1,128)	(2,529)	(17)	(3,674)
Net book value	1,207	2,702	1,668	49	5,626

Of the depreciation charge for 2009, £759m relates to continuing operations.

The fair value of Barclays investment property is based on valuations supported by appropriately qualified independent valuers.

Property rentals of £48m (2009: £64m) have been included in other income and gains on property disposals of £29m (2009: £29m) have been included in administration and general expenses.

21 Financial liabilities designated at fair value

	2010		2009
	Fair Value £m	Contractual amount due on maturity £m	Fair Value £m	Contractual amount due on maturity £m
Debt securities	76,907	81,589	72,191	77,636
Deposits	10,243	10,950	6,275	6,544
Liabilities to customers under investment contracts	1,947	—	1,679	—
Other financial liabilities	8,632	9,533	7,736	8,811
Financial liabilities designated at fair value	97,729	102,072	87,881	92,991

The own credit adjustment arose on £96bn of Barclays Capital’s financial liabilities designated at fair value (2009: £86bn). The cumulative own credit net gain that has been recognised is £892m at 31st December 2010 (2009: £501 m).

22 Accruals, deferred income and other liabilities

	2010 £m	2009 £m
Accruals and deferred income	5,539	6,007
Other creditors	5,198	5,972
Obligations under finance leases (see Note 37)	87	122
Insurance contract liabilities, including unit-linked liabilities	2,409	2,140
Accruals, deferred income and other liabilities	13,233	14,241

Insurance liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £131 m (2009: £132m).

The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies were £71bn (2009: £63bn) or £67bn (2009: £57bn) after reinsurance. Of this insured risk £56bn (2009: £49bn) was concentrated in short-term insurance contracts and £65bn (2009: £55bn) was concentrated in Africa.

The maximum impact to profit or loss and equity under any reasonably possible change in the assumptions used to calculate the insurance liabilities would be £12m(2009:£14m).

Notes to the financial statements

For the year ended 31st December 2010 continued

23 Subordinated liabilities

Subordinated liabilities, which are all issued by Barclays Bank PLC (‘The Bank’) or other subsidiaries of the Group, include accrued interest and comprise dated and undated loan capital as follows:

		2010 £m	2009 £m
Undated loan capital		9,094	8,148
Dated loan capital		19,405	17,668
		28,499	25,816

Undated loan capital	Initial call date	2010 £m	2009 £m
Non-convertible
Barclays Bank PLC
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	453	424
6.86% Callable Perpetual Core Tier One Notes (US$1,000m)	2032	866	784
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	2016	1,010	928
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	608	567
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1,250m)	2017	950	866
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	2,887	2,608
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	599	560
Undated Notes
6.875% Undated Subordinated Notes	2015	156	151
6.375% Undated Subordinated Notes	2017	150	147
7.7% Undated Subordinated Notes (US$99m)	2018	69	65
8.25% Undated Subordinated Notes	2018	156	152
7.125% Undated Subordinated Notes	2020	190	180
6.125% Undated Subordinated Notes	2027	234	220
Junior Undated Floating Rate Notes (US$121 m)	Any interest payment date	78	75
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	2021	96	95
9% Permanent Interest Bearing Capital Bonds	At any time	41	43
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	70	55
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	104	83
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	232	—
Undated loan capital – non-convertible		9,094	8,148

The principal terms of the undated loan capital are described below:

Security

None of the undated loan capital is secured.

Subordination

All undated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans-ranking pari passu with each other; followed by TONs and RCIs-ranking pari passu with each other.

23 Subordinated liabilities continued

Interest

All undated loan capital bears a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate.

After the initial call date, in the event that they are not redeemed, the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes will bear interest at rates fixed periodically in advance for five year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest, at rates fixed periodically in advance based on London interbank rates.

Payment of interest

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes, 9.25% Bonds and 6.140% Perpetual Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Notes and 8.25% Undated Notes. Until such time as any deferred interest has been paid in full, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

The Issuer and the Bank may elect to defer any payment of interest on the 6.140% Perpetual Notes. However, any deferred interest will automatically become immediately due and payable on the earlier of: (i) the date on which any dividend or other distribution or interest or other payment is made in respect of any pari passu or any junior obligations or on which any pari passu or any junior obligations are purchased, (ii) the date of redemption or purchase of the 6.140% Perpetual Notes and (iii) certain other events including bankruptcy, liquidation or winding up of the Issuer or the Bank.

The Bank may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

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

Repayment

All undated loan capital is repayable, at the option of the Bank generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior notification to the FSA.

All issues of undated loan capital have been made in the euro currency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

Notes to the financial statements

For the year ended 31st December 2010 continued

23 Subordinated liabilities continued

Dated loan capital	Initial call date	Maturity date	2010 £m	2009 £m
Non-convertible
Barclays Bank PLC
12% Unsecured Capital Loan Stock		2010	–	27
5.75% Subordinated Notes (€1,000m)		2011	836	853
5.25% Subordinated Notes (€250m) (ex-Woolwich plc)		2011	221	246
5.015% Subordinated Notes (US$150m)		2013	104	99
4.875% Subordinated Notes (€750m)		2013	670	693
Callable Floating Rate Subordinated Notes (US$1,500m)	2010	2015	–	927
4.38% Fixed Rate Subordinated Notes (US$75m)		2015	55	51
4.75% Fixed Rate Subordinated Notes (US$150m)		2015	111	103
Floating Rate Subordinated Step-up Callable Notes (US$750m)	2011	2016	484	463
Callable Floating Rate Subordinated Notes (€1,250m)	2011	2016	1,082	1,115
Callable Floating Rate Subordinated Notes (US$500m)	2012	2017	323	309
10.125% Subordinated Notes (ex-Woolwich plc)	2012	2017	105	107
Floating Rate Subordinated Step-up Callable Notes (US$1,500m)	2012	2017	969	926
Floating Rate Subordinated Step-up Callable Notes (€1,500m)	2012	2017	1,296	1,337
6.05% Fixed Rate Subordinated Notes (US$2,250m)		2017	1,662	1,505
Floating Rate Subordinated Notes (€40m)		2018	35	36
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,596	1,641
CMS-Linked Subordinated Notes (€100m)		2018	90	92
CMS-Linked Subordinated Notes (€135m)		2018	121	124
Floating Rate Subordinated Notes (€50m)		2019	42	43
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	904	915
5.14% Lower Tier 2 Notes (US$1,250m)	2015	2020	791	–
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,316	–
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	292	276
Subordinated Floating Rate Notes (€100m)		2021	85	87
10% Fixed Rate Subordinated Notes		2021	2,160	2,022
10.179% Fixed Rate Subordinated Notes (US$1,521 m)		2021	1,040	942
Subordinated Floating Rate Notes (€50m)		2022	43	45
Subordinated Floating Rate Notes (€50m)		2023	43	45
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	590	568
5.75% Fixed Rate Subordinated Notes		2026	675	631
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	132	105
6.33% Subordinated Notes		2032	53	52
Subordinated Floating Rate Notes (€100m)		2040	86	89
Absa
10.75% Subordinated Callable Notes (ZAR 1,100m)	2010	2015	–	95
Subordinated Callable Notes (ZAR 400m)	2010	2015	–	36
8.75% Subordinated Callable Notes (ZAR 1,500m)	2012	2017	154	129
Subordinated Callable Notes (ZAR 1,886m)	2013	2018	210	173
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	178	143
Subordinated Callable Notes (ZAR 3,000m)	2014	2019	331	268
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	200	160
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	60	–
Subordinated Callable Notes (ZAR 400m)	2017	2022	41	–
Subordinated Callable Notes (ZAR 1,500m)	2023	2028	156	127
Other capital issued by Barclays Spain, Ghana, Kenya and Zambia		2011-2016	37	38
Dated loan capital – non-convertible			19,379	17,643
Dated loan capital – convertible issued by Barclays Botswana and Zambia		2014-2015	26	25
Total dated loan capital			19,405	17,668

23 Subordinated liabilities continued

Dated loan capital

Dated loan capital is issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base; by Barclays Bank Spain SA (Barclays Spain), Barclays Bank of Botswana Ltd (Barclays Botswana), Barclays Bank Zambia PLC (Barclays Zambia) and Barclays Bank of Kenya (Barclays Kenya) to enhance their respective capital bases; and by Absa and Barclays Bank of Ghana Ltd (Barclays Ghana) for general corporate purposes.

The principal terms of the dated loan capital are described below:

Security

None of the Groups dated loan capital is secured.

Subordination

All dated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of their equity. The dated loan capital issued by subsidiaries, are similarly subordinated.

Interest

Interest on the floating rate Notes are fixed periodically in advance, based on the related interbank or local central bank rates.

All other non-convertible Notes except the 10.125% Subordinated Notes 2017 are generally fixed interest for the life of the issue, but some are reset to a floating rate after a fixed period, with varying interest rate terms. The 10.125% Subordinated Notes 2017, if not called in 2012, will bear interest at a rate fixed in advance for a further period of 5 years.

The 5.14% Lower Tier 2 Notes were registered under the US Securities Act of 1933. All other issues of dated loan capital have been made in the euro currency market, local markets and/or under Rule 144A.

Repayment terms

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31st December 2010 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of Barclays Botswana and Barclays Zambia, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior notification to the FSA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

24 Provisions

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m
At 1st January 2010	68	162	162	198	590
Acquisitions and disposals of subsidiaries	–	–	1	6	7
Exchange and other adjustments	–	–	6	12	18
Additions	36	139	118	533	826
Amounts utilised	(28)	(68)	(8)	(229)	(333)
Unused amounts reversed	(4)	(56)	(50)	(53)	(163)
Amortisation of discount	2	–	–	–	2
At 31st December 2010	74	177	229	467	947

At 1st January 2009	50	118	109	258	535
Acquisitions and disposals of subsidiaries	–	(2)	1	(6)	(7)
Exchange and other adjustments	–	4	2	–	6
Additions	51	269	119	125	564
Amounts utilised	(27)	(201)	(21)	(142)	(391)
Unused amounts reversed	(8)	(26)	(48)	(37)	(119)
Amortisation of discount	2	–	–	–	2
At 31st December 2009	68	162	162	198	590

Provisions expected to be recovered or settled within no more than 12 months after 31st December 2010 were £658m (2009: £466m).

Included in sundry provisions are provisions in respect of litigation of £151 m (2009: £27m).

Notes to the financial statements

For the year ended 31st December 2010 continued

25 Contingent liabilities and commitments

The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk:

	2010 £m	2009 £m
Securities lending arrangements	27,672	27,406
Guarantees and letters of credit pledged as collateral security	13,783	15,406
Performance guarantees, acceptances and endorsements	9,175	9,962
Contingent liabilities	50,630	52,774
Documentary credits and other short-term trade related transactions	1,194	762
Standby facilities, credit lines and other commitments	222,963	206,513

In common with other banks, the Group conducts business involving acceptances, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Contingent Liabilities

Up to the disposal of Barclays Global Investors on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the sale of the business. As at 31st December 2010, the fair value of the collateral held was £28,465m (2009: £28,248m) and that of the stock lent was £27,672m (2009: £27,406m).

Guarantees and letters of credit are given as security to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Performance guarantees are generally, short-term commitments to third parties which are not directly dependent on the customer’s creditworthiness. An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

Documentary Credits and other Short-Term Trade Related Transactions

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Standby Facilities, Credit Lines and Other Commitments

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK’s compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The total of these facilities is understood to be approximately £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £63m in other liabilities as at 31st December 2010 (2009: £108m) in respect of levies raised by the FSCS.

Barclays Capital US Mortgage Activities

Barclays activities within the US mortgage sector during the period 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $7bn of loans to others - including loans sold in 2009. Some of the loans sold were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with certain Barclays whole loan sales and sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws were breached. The $7bn of loans sold to others were generally priced at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately $5bn of the Barclays sponsored securitisations. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were $21m at 31st December 2010. Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon the large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not possible to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the foregoing matters at this time.

25 Contingent liabilities and commitments continued

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The disclosure includes any asset transfers associated with liabilities under repurchase agreements and securities lending transactions.

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2010 £m	2009 £m
Trading portfolio assets	111,703	96,176
Loans and advances	30,584	48,846
Available for sale investments	22,941	24,264
Other	45	77
Assets Pledged	165,273	169,363

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2010 £m	2009 £m
Fair value of securities accepted as collateral	422,890	357,159
Of which fair value of securities repledged/transferred to others	347,557	283,334

26 Legal proceedings

Lehman Brothers Holdings Inc.

On 15th September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 31st December 2010, approximately £2.0bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31st December 2010. This results in an effective provision of £0.6bn against the uncertainty inherent in the litigation.

On 22nd February 2011, the Court issued its Opinion in relation to these matters. The Opinion calls for the parties to submit proposed Orders that will implement the Opinion, and anticipates a possible status conference to resolve any potential differences between the parties regarding the final Order that should be entered. Any such Order should clarify the precise impact of the Opinion, and may include specific guidance regarding the treatment of specific types of assets. Such an Order may be the subject of further proceedings or appeals by one or more of the parties.

Barclays has considered the Opinion and the decisions contained therein and its possible actions with respect thereto. If the Opinion were to be unaffected by future proceedings, Barclays estimates that its maximum possible loss, based on its worst case reading of the Opinion, would be approximately £2.6bn, after taking into account the effective provision of £0.6bn. Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3,4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11,12(a)(2) and 15 of the Securities Act of 1933. On 5th January 2011, the Court issued an order, and on 7th January 2011, judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4th February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order, and that motion is pending. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Other

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial statements of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Notes to the financial statements

For the year ended 31st December 2010 continued

27 Competition and regulatory matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory Change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry.

In the UK, the FSA’s current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Consumer Protection and Markets Authority by the end of 2012. The Independent Commission on Banking has been charged by the UK Government with reviewing the UK banking system. Its remit includes looking at reducing systemic risk, mitigating moral hazard, reducing the likelihood and impact of bank failure and competition issues. Its findings and recommendations are expected by September 2011.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform although the full impact will not be known until implementing rules are made by governmental authorities, a process which is currently ongoing.

Payment Protection Insurance (PPI)

PPI has been under scrutiny by the UK competition authorities and financial services regulators. The UK Competition Commission (CC) has undertaken an in-depth enquiry into the PPI market which has resulted in the CC introducing a number of remedies including a prohibition on sale of PPI at the point of sale.

On 10th August 2010, the FSA issued a Policy Statement which amends the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook for the handling of such complaints. In October 2010 the British Bankers’ Association launched a judicial review of the FSA on the basis that the Policy Statement applies incorrect standards for the management of PPI sales complaints, including retrospective application of rules with higher standards than those that were in place at the time of sale. These proceedings are also against the Financial Services Ombudsman Service (FOS) which seeks to implement the same standards for the resolution of complaints referred to it. The hearing took place in January 2011. There is currently no indication of the timetable for judgment.

The final conclusion of the Judicial Review could result in a range of outcomes with the consequence that complaints relating to the sale of PPI fall to be determined in different ways with varying financial impacts for customers and Barclays. These outcomes depend on the extent to which the Policy Statement is upheld, whether the Court holds that the Policy Statement imposes requirements in addition to the DISP rules in force at the time of sale, and the impact of such matters on banks’ complaints handling and remediation practices. It is therefore not practicable to provide a reliable estimate or range of estimates of the potential financial impact of any Court decision on this matter.

Interchange

The Office of Fair Trading (OFT), as well as other competition authorities elsewhere in Europe, continues to carry out investigations into Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing of these cases is uncertain but outcomes may be known within the next 2-4 years.

Sanctions

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK Government. Barclays conducted an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to US economic sanctions and reported the results of that review to various governmental authorities, including the US Department of Justice, the Manhattan District Attorney’s Office and the US Department Of Treasury’s Office of Foreign Assets Control (together the US Authorities), which conducted investigations of the matter.

On 18th August 2010, Barclays announced that it had reached settlements with the US Authorities in relation to the investigation by those agencies into compliance with US sanctions and US Dollar payment practices. In addition, an Order to Cease and Desist was issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department. Barclays agreed to pay a total penalty of $298m and entered into Deferred Prosecution Agreements covering a period of 24 months. Barclays fully briefed other relevant regulators on this settlement. The Deferred Prosecution Agreements mean that no further action will be taken against Barclays by the US Authorities if, as is Barclays intention, for the duration of the defined period Barclays meets the conditions set down in its agreements with the US Authorities. Barclays does not anticipate any further regulatory actions relating to these issues.

28 Retirement benefit obligations

Pension schemes

The Group has in place a number of defined benefit and defined contribution schemes in the UK and overseas.

The UK Retirement Fund (UKRF) is the Group’s main scheme, representing 93% of the Group’s total retirement benefit obligations. The UKRF comprises ten sections, the most significant of which are:

–	Afterwork: combines a contributory cash balance element with a voluntary defined contribution element. The majority of new employees outside of Barclays Capital since 1st October 2003 have been eligible to join Afterwork. In addition, the large majority of active members who joined the Group between July 1997 and September 2003 were transferred to Afterwork in respect of future benefits accruing from 1st January 2004.

28 Retirement benefit obligations continued

–	The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31st March 2010. Pensions were calculated by reference to service and pensionable salary.

–	The Pension Investment Plan (PIP): a defined contribution plan created from 1st July 2001 to provide benefits for employees of Barclays Capital.

The costs of ill-health retirements and death in service benefits are generally borne by the UKRF.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited (BPFTL), a private limited company incorporated on 20th December 1990 and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, plus three Member Nominated Directors. Member Nominated Directors are selected from those eligible active staff and pensioner members who apply to be considered for the role.

The same principles of pension governance apply to the Group’s other pension schemes, although different legislation covers overseas schemes where, in most cases, the Group has the power to determine the funding rate.

The following tables present an analysis of: defined benefit obligations, the fair value of plan assets and the amounts recognised in the income statement for all Group pension schemes and unfunded post-retirement benefits.

	2010					2009
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at beginning of the year	(19,209)	(1,277)	(65)	(95)	(20,646)	(14,395)	(1,220)	(43)	(125)	(15,783)
Current service cost	(293)	(50)	–	(6)	(349)	(254)	(27)	(1)	(9)	(291)
Interest cost	(1,049)	(88)	(3)	(6)	(1,146)	(941)	(51)	(3)	(6)	(1,001)
Past service cost	240	(2)	–	–	238	(1)	–	–	–	(1)
Curtailments or settlements	(16)	6	–	–	(10)	482	(7)	–	1	476
Actuarial (loss)/gain	(522)	(64)	(2)	(2)	(590)	(4,757)	(33)	(3)	7	(4,786)
Contributions by plan participants	(2)	(7)	–	–	(9)	(2)	(5)	–	–	(7)
Benefits paid	678	94	1	6	779	659	58	1	6	724
Business disposals	–	2	–	–	2	–	9	–	6	15
Exchange and other adjustments	–	(84)	17	(3)	(70)	–	(1)	(16)	25	8
Benefit obligation at end of the year	(20,173)	(1,470)	(52)	(106)	(21,801)	(19,209)	(1,277)	(65)	(95)	(20,646)
Fair value of plan assets at beginning of the year	15,675	1,025	–	–	16,700	13,537	959	–	–	14,496
Expected return on plan assets	1,031	91	–	–	1,122	904	31	–	–	935
Employer contribution	666	55	1	6	728	525	76	1	6	608
Settlements	–	(2)	–	–	(2)	–	(2)	–	–	(2)
Contributions by plan participants	2	7	–	–	9	2	5	–	–	7
Actuarial gain/(loss)	995	17	–	–	1,012	1,424	(8)	–	–	1,416
Benefits paid	(678)	(94)	(1)	(6)	(779)	(659)	(58)	(1)	(6)	(724)
Business disposals	–	–	–	–	–	–	(6)	–	–	(6)
Exchange and other adjustments	(70)	185	–	–	115	(58)	28	–	–	(30)
Fair value of plan assets at the end of the year	17,621	1,284	–	–	18,905	15,675	1,025	–	–	16,700
Net deficit	(2,552)	(186)	(52)	(106)	(2,896)	(3,534)	(252)	(65)	(95)	(3,946)
Unrecognised actuarial losses/(gains)	2,501	150	(6)	12	2,657	3,087	158	(7)	10	3,248
Net recognised liability	(51)	(36)	(58)	(94)	(239)	(447)	(94)	(72)	(85)	(698)
Recognised assets[a]	–	126	–	–	126	–	71	–	–	71
Recognised liability	(51)	(162)	(58)	(94)	(365)	(447)	(165)	(72)	(85)	(769)
Net recognised liability	(51)	(36)	(58)	(94)	(239)	(447)	(94)	(72)	(85)	(698)

Note

a Included within other assets.

Notes to the financial statements

For the year ended 31st December 2010 continued

28 Retirement benefit obligations continued

	2010			2009			2008
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits[a] £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m
Current service cost	343	6	349	281	10	291	299	2	301
Interest cost	1,137	9	1,146	992	9	1,001	991	8	999
Expected return on scheme assets	(1,122)	–	(1,122)	(935)	–	(935)	(1,175)	–	(1,175)
Recognised actuarial (gain)/loss	72	3	75	96	–	96	(23)	(1)	(24)
Past service cost	(233)	–	(233)	6	–	6	2	(8)	(6)
Curtailment or settlements	16	–	16	(473)	–	(473)	(5)	–	(5)
Total income statement charge	213	18	231	(33)	19	(14)	89	1	90

The Group’s IAS 19 pension deficit in respect of the UKRF as at 31st December 2010 was £2,552m (2009: £3,534m). The reduction in the deficit resulted principally from better than expected asset performance, contributions paid in excess of the pension expense and a credit to past service costs following amendments to the treatment of minimum defined benefits.

During 2009, the Trust Deed was amended such that with effect from 1st April 2010, the defined benefit sections within the UKRF were closed to the accrual of future pension benefits. From that date members were eligible to accrue future service pension benefits in either Afterwork or PIP. This gave rise to the recognition in 2009 of a curtailment gain of £487m, actuarial losses of £79m and an additional cost of £37m included in other staff costs.

Out of the benefit obligations of £21,801m (2009: £20,646m), £258m (2009: £288m) were wholly unfunded.

Assumptions

The benefit obligations arising under the Group’s defined benefit schemes are actuarially valued using the projected unit credit method.

Principal assumptions	UK schemes		Overseas schemes
	2010	2009	2010	2009
	% p.a.	% p.a.	% p.a.	% p.a.
Discount rate	5.31	5.61	6.94	7.53
Rate of increase in salaries	4.00	4.26	5.26	5.49
Inflation rate	3.50	3.76	3.63	3.78
Rate of increase for pensions in payment	3.35	3.56	3.08	3.27
Rate of increase for pensions in deferment	3.50	3.76	2.86	2.81
Afterwork revaluation rate	3.97	4.17	n/a	n/a
Initial health care inflation	6.50	7.00	8.00	8.50
Long-term health care inflation	5.00	5.00	5.00	5.00
Expected return on plan assets	6.30	6.70	6.79	7.44

The expected return on plan assets assumption is weighted on the basis of the fair value of these assets. Health care inflation assumptions are weighted on the basis of the health care cost for the period. All other assumptions are weighted on the basis of the defined benefit obligation at the end of the period.

The UK scheme discount rate assumption is based on a liability-weighted rate derived from an AA corporate bond yield curve. The overseas health care inflation assumptions relate to the US.

Note

a Includes £3m relating to discontinued operations.

28 Retirement benefit obligations continued

Mortality assumptions

The UKRF’s post-retirement mortality assumptions were based on the standard 2000 series tables published by the Institute and Faculty of Actuaries as they are considered to be most relevant. These tables were adjusted in line with the UKRF’s actual experience and an allowance has been made for future mortality improvements based on the medium cohort projections published by the Continuous Mortality Investigation Bureau subject to a floor of % pa on future improvements. On this basis the post-retirement mortality assumptions for the UKRF are as follows:

	2010	2009	2008	2007	2006
Longevity at 60 for current pensioners (years)
– Males	27.6	27.5	27.4	26.7	25.8
– Females	28.7	28.7	28.5	27.9	29.5
Longevity at 60 for future pensioners currently aged 40 (years)
– Males	29.7	29.6	29.5	28.0	27.1
– Females	30.7	30.6	30.5	29.1	30.7

Sensitivity analysis on principal assumptions

UKRF sensitivity	Impact on UKRF benefit obligation
	(Decrease)/ Increase %	(Decrease)/ Increase £bn
0.5% increase in:
– Discount rate	(9.4)	(1.9)
– Rate of inflation	8.4	1.7
1 year increase to longevity at 60	2.5	0.5

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

Notes to the financial statements

For the year ended 31st December 2010 continued

28 Retirement benefit obligations continued

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return at 31st December 2010 and 31st December 2009 were as follows:

	UK Schemes			Overseas Schemes			Total
Analysis of scheme assets	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %
2010
Equities	5,349	30.4	8.4	516	40.2	7.4	5,865	31.0	8.3
Bonds	9,164	52.0	4.6	477	37.1	6.0	9,641	51.0	4.7
Property	1,277	7.2	6.8	20	1.6	10.3	1,297	6.9	6.9
Derivatives	410	2.3	–	–	–	–	410	2.2	–
Cash	1,057	6.0	0.5	158	12.3	5.8	1,215	6.4	1.2
Other	364	2.1	4.3	113	8.8	9.9	477	2.5	5.6
Fair value of plan assets[a]	17,621	100	6.3	1,284	100	7.0	18,905	100	6.3

2009
Equities	4,236	27.0	8.6	400	39.0	7.8	4,636	27.7	8.5
Bonds	8,787	56.0	4.9	387	37.7	6.0	9,174	54.9	4.9
Property	1,186	7.5	7.0	20	2.0	12.6	1,206	7.2	7.1
Derivatives	(37)	–	–	–	–	–	(37)	–	–
Cash	1,157	7.3	0.5	139	13.6	3.2	1,296	7.7	0.8
Other	346	2.2	5.0	79	7.7	8.1	425	2.5	5.6
Fair value of plan assets[a]	15,675	100	6.7	1,025	100	6.6	16,700	100	6.7

The UKRF plan assets include £58m relating to UK private equity investments (2009: £58m) and £1,128m relating to overseas private equity investments (2009: £921m). These are disclosed within Equities.

Amounts included in the fair value of plan assets include £14m (2009: £4m) relating to shares in Barclays Group, £13m (2009: £5m) relating to bonds issued by the Barclays Group, and £10m (2009: £10m) relating to property occupied by Group companies. The UKRF also invests in pooled investment vehicles which may, or may not hold shares/bonds of Barclays Group.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The Group actual return on plan assets was an increase of £2,134m (2009: £2,351m increase).

Note

a	Excludes £1,004m (2009: £890m) representing the defined contribution assets of the UKRF.

28 Retirement benefit obligations continued

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets are as follows:

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
UK schemes
Present value of obligations	(20,225)	(19,274)	(14,438)	(16,623)	(17,353)
Fair value of plan assets	17,621	15,675	13,537	17,231	16,761
Net (deficit)/surplus in the plans	(2,604)	(3,599)	(901)	608	(592)
Experience (losses) and gains on plan liabilities
–amount	(207)	107	(81)	(297)	48
–as percentage of plan liabilities	(1%)	1%	(1%)	(2%)	–
Difference between actual and expected return on plan assets
–amount	995	1,424	(4,534)	(332)	423
–as percentage of plan assets	6%	9%	(33%)	(2%)	3%

Overseas schemes
Present value of obligations	(1,576)	(1,372)	(1,345)	(1,011)	(970)
Fair value of plan assets	1,284	1,025	959	796	745
Net deficit in the plans	(292)	(347)	(386)	(215)	(225)
Experience losses on plan liabilities
–amount	(9)	(45)	(96)	(79)	(54)
–as percentage of plan liabilities	(1%)	(3%)	(7%)	(8%)	(6%)
Difference between actual and expected return on plan assets
–amount	17	(8)	(121)	(11)	25
–as percentage of plan assets	1%	(1%)	(13%)	–	3%

Total UK and Overseas schemes
Present value of obligations	(21,801)	(20,646)	(15,783)	(17,634)	(18,323)
Fair value of plan assets	18,905	16,700	14,496	18,027	17,506
Net (deficit)/surplus in the plans	(2,896)	(3,946)	(1,287)	393	(817)
Experience (losses) and gains on plan liabilities
–amount	(216)	62	(177)	(376)	(6)
–as percentage of plan liabilities	(1%)	–	(1%)	(2%)	–
Difference between actual and expected return on plan assets
–amount	1,012	1,416	(4,655)	(343)	448
–as percentage of plan assets	5%	8%	(32%)	(2%)	3%

Funding

The triennial funding valuation of the UKRF is currently in progress with an effective date of 30th September 2010. The last triennial funding valuation of the UKRF was performed with an effective date of 30th September 2007 which showed a surplus of £0.2bn. In compliance with the Pensions Act 2004, the Bank and Trustee agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions. This agreement forms the basis of the Group's commitment that the UKRF has sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. This funding valuation used a discount rate that reflected a prudent expectation of long-term future investment returns from the current and assumed future investment strategy.

The Scheme Actuary prepares an annual update of the funding position as at 30th September. The latest annual update was carried out as at 30th September 2010 and showed a deficit of £4.8bn.

The Group has agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group's share of the cost of=benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this, and in 2010 made an additional voluntary contribution of £300m (2009: £150m). Defined benefit contributions paid with respect to the UKRF were as follows:

£m
Contributions paid
2010	666
2009	525
2008	336

Based on the current schedule of contributions, the Group is committed to making estimated contributions to the UKRF in 2011 of £285m. The 30th September 2010 UKRF valuation is due to be finalised by the end of 2011. Excluding the UKRF, the Group is expected to pay contributions of approximately £1m to UK schemes and £60m to overseas schemes in 2011.

Notes to the financial statements

For the year ended 31st December 2010 continued

29 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid	Number of shares m	Ordinary shares £m	Share premium £m	Total £m
As at 1st January 2010	11,412	2,853	7,951	10,804
Issued to staff under share incentive plans	12	2	33	35
Issue of new ordinary shares	758	190	1,310	1,500
As at 31st December 2010	12,182	3,045	9,294	12,339

As at 1st January 2009	8,372	2,093	4,045	6,138
Issued to staff under share incentive plans	19	5	30	35
Issue of new ordinary shares	379	94	655	749
Conversion of Mandatorily Convertible Notes	2,642	661	3,221	3,882
As at 31st December 2009	11,412	2,853	7,951	10,804

Warrants

On 31st October 2008, Barclays PLC issued warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments. A total of 758.4 million (2009: 379.2 million) of these warrants were exercised during the year, resulting in a credit to share capital of £190m (2009: £94m) and to the share premium account of £1,310m (2009: £655m). As at 31st December 2010 there were unexercised warrants to subscribe for 379.2 million shares (2009: 1,137.7 million).

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642 million ordinary shares in Barclays PLC during 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m net of issuance costs was credited to the share premium account.

Share repurchase

At the 2010 AGM on 30th April 2010, Barclays PLC was authorised to repurchase 1,203,988,028 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2011. No share repurchases were made during either 2010 or 2009.

30 Reserves

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve movement of £1,236m was driven by the decrease in the fair value of the Group’s investment in BlackRock, Inc. of £764m, partially offset by increases in the fair value of other available for sale assets as markets recovered.

The movement also includes the net gains transferred to net profit on disposal that arose on the disposal of the structural hedge portfolio, sovereign positions that were no longer eligible for liquidity purposes and excess Euro, US Dollar and Japanese Yen government securities.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes more than offset by related gains transferred to net profit.

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation differences of £1,184m, including £442m associated with non-controlling interests, is largely due to the appreciation in the Rand and US Dollar, offset by the depreciation in the Euro.

During the year, £279m of the currency translation reserve was recognised in the income statement, principally as a result of the restructuring of group entities based in the US and repatriation of capital from overseas.

Other reserves and treasury shares

Other reserves represent the excess of the repurchase price over the nominal of redeemed ordinary and preference shares issues by the Group.

Treasury shares are deducted from shareholders’ equity within other reserves and treasury shares. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share based payments.

The treasury shares primarily relate to Barclays PLC shares held by employee benefit trusts in relation to the Group’s various share schemes. These schemes are described in Note 39.

31 Non-controlling interests

	Profit attributable to Non-controlling interests		Equity attributable to Non-controlling interests
	2010 £m	2009 £m	2010 £m	2009 £m
Barclays Bank PLC issued:
– Preference shares	478	477	5,933	5,933
– Reserve Capital Instruments	113	116	1,418	1,908
– Upper Tier 2 instruments	3	6	586	586
Absa Group Limited	362	272	3,208	2,539
Other non-controlling interests	29	24	259	235
Total	985	895	11,404	11,201

The increase in Absa Group Limited non-controlling interest is attributed to £362m share of net profit and £436m upward foreign exchange movement, partially offset by £138m dividend payment.

32 Investment in subsidiaries

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC and is the Group’s main licensed deposit taking institution under the Financial Services and Markets Act. The consolidated results and financial position of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

–	Barclays PLC shares held in employee share schemes and for trading purposes are deducted from reserves in Barclays PLC but recognised as available for sale and trading portfolio assets within Barclays Bank PLC;

–	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC; and

–	Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

The risk exposures and business performance for Barclays Bank PLC are materially the same as those in Barclays PLC.

The investment in Barclays Bank PLC is stated on the balance sheet of Barclays PLC at a cost of £21,429m (2009: £20,215m). The increase of £1,214m (2009: £4,875m) during the year represents capital contributions of £1,214m (2009: £800m). There have been no additional shares (2009: £25m) or non-cash contributions (2009: £4,050m) during the year.

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held (%)
England	Barclays Bank PLC	Banking, holding company	100
Botswana	Barclays Bank of Botswana Limited	Banking	67.8	*
Egypt	Barclays Bank Egypt SAE	Banking	100	*
England	Barclays Mercantile Business Finance Limited	Loans and advances including leases to customers	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	FIRSTPLUS Financial Group PLC	Secured loan provider	100	*
England	Gerrard Investment Management Limited	Investment management	100
Ghana	Barclays Bank of Ghana Limited	Banking	100	*
Ireland	Barclays Insurance (Dublin) Limited	Insurance provider	100
Ireland	Barclays Assurance (Dublin) Limited	Insurance provider	100
Isle of Man	Barclays Private Clients International Limited	Banking	100	*
Japan	Barclays Capital Japan Limited	Securities dealing	100
Jersey	Barclays Private Bank & Trust Limited	Banking, trust company	100
Kenya	Barclays Bank of Kenya Limited	Banking	68.5	*
Russia	Barclays Bank LLC	Banking	100
South Africa	Absa Group Limited	Banking	55.5	*
Spain	Barclays Bank SA	Banking	99.7	*
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100	*
USA	Barclays Capital Inc.	Securities dealing	100
USA	Barclays Delaware Holdings LLC	Holding company for US credit card issuer	100	*
USA	Barclays Group US Inc.	Holding company	100	*
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.7

In accordance with Section 410(2)(a) of the Companies Act 2006, the above information is provided solely in relation to principal subsidiaries.

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *.

Notes to the financial statements

For the year ended 31st December 2010 continued

32 Investment in subsidiaries continued

Following the restructuring of Group operations in the US during the year, Barclays Group US Inc. is no longer a US Bank Holding Company.

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

Entities where the Group’s interest exceeds 50% which are excluded from consolidation

Although the Group’s interest in the equity voting rights in certain entities exceeds 50%, or it may have the power to appoint a majority of their Boards of Directors, they are excluded from consolidation because the Group either does not direct the financial and operating policies of these entities, or on the grounds that another entity has a controlling interest in them. Consequently, these entities are not deemed to be controlled by Barclays.

The table below includes information in relation to such entities as required by the Companies Act 2006 Section 410(2)(b).

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity shareholders’ funds £m	Retained Profit for the year £m
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

33 Profit on disposal of subsidiaries, associates and joint ventures

During the year, the profit on disposal of subsidiaries, associates and joint ventures was £81m (2009: £188m), principally relating to the disposal of Barclays Africa custody business to Standard Chartered Bank for a consideration of £81m generating a gain on disposal before tax of £77m. During 2009, the Group disposed of 50% of Barclays Vida y Pensiones Compañía de Seguros and the 7% of Barclays Africa Botswana business for consideration of £276m generating a gain on disposal before tax of £184m.

34 Discontinued operations

On 1st December 2009 the Group completed the sale of BGI to BlackRock, Inc. (BlackRock) recognising a profit on disposal before tax of £6,331m. The tax charge of £43m reflects the application of UK substantial shareholdings relief in accordance with UK tax law.

The consideration at completion was $15.2bn (£9.5bn), including 37.567 million new BlackRock shares, giving an economic interest of 19.9% of the enlarged BlackRock group. Barclays Group holds 4.9% of the voting rights and under the terms of the transaction may not acquire additional voting rights and will vote in accordance with the recommendations of the BlackRock Board of Directors. John Varley and Bob Diamond were appointed to the BlackRock Board, which comprises 18 Directors. The Group is not deemed to exercise significant influence and the investment has been accounted for as an available for sale equity investment.

34 Discontinued operations continued

The Group has provided BlackRock with customary warranties and indemnities in connection with the sale. Barclays will also continue to indemnify securities lending arrangements until 30th November 2012 (included within contingent liabilities in Note 25) and provide support to certain BGI cash funds until December 2013 in the form of credit derivatives (included within derivative liabilities in Note 14) and financial guarantees (included within provisions in Note 24).

In addition, Barclays, BlackRock and their respective affiliates also enter into agreements and transactions with one another in the ordinary course of their respective businesses and on an arm’s length commercial basis, subject to applicable regulation and agreements with relevant regulators.

In connection with its financing of its acquisition of BGI, BlackRock entered into a 364-day revolving credit facility with a group of lenders including Barclays, who is also acting as revolving agent. Of the $2bn credit facility, $0.8bn was committed by other lenders and following completion BlackRock had borrowed or notified to be borrowed $1.5bn under the facility. All amounts borrowed under this facility were repaid and the facility was terminated prior to 31st December 2009.

The disposed BGI business has been treated as a discontinued operation, the results of which are set out below. For the year ended 31st December 2009 the results are for the 11 month period up to the date of disposal (1st December 2009). There were no discontinued operations in 2010.

	2010 £m	2009 £m	2008 £m
Net interest income	–	33	–
Net fee and commission income	–	1,759	1,916
Net trading income/(loss)	–	67	(10)
Other income	–	4	10
Total income	–	1,863	1,916
Operating expenses excluding amortisation of intangible assets	–	(1,123)	(960)
Amortisation of intangible assets	–	(14)	(15)
Operating expenses	–	(1,137)	(975)
Profit before tax from discontinued operations	–	726	941
Tax on discontinued operations	–	(237)	(337)
Profit after tax from discontinued operations	–	489	604
Profit on disposal of discontinued operations	–	6,331	–
Tax on disposal	–	(43)	–
Net profit on the disposal of the discontinued operation	–	6,288	–
Profit after tax from discontinued operations, including gain on disposal	–	6,777	604
Other comprehensive income relating to discontinued operations is as follows:
	2010 £m	2009 £m	2008 £m
Available for sale assets	–	10	(9)
Currency translation reserve	–	(85)	133
Tax relating to components of other comprehensive income	–	17	(10)
Other comprehensive income, net of tax from discontinued operations	–	(58)	114
The cash flows attributable to the discontinued operations were as follows:
	2010 £m	2009 £m	2008 £m
Cash Flows from discontinued operations
Net cash flows from operating activities	–	333	524
Net cash flows from investing activities	–	(25)	(93)
Net cash flows from financing activities	–	(550)	(362)
Effect of exchange rates on cash and cash equivalents	–	(134)	217
Net cash flows from discontinued operations	–	(376)	286

Notes to the financial statements

For the year ended 31st December 2010 continued

35 Acquisition of subsidiaries

Acquisition	% Acquired	Goodwill/ (Gain on sale) £m	Date
Standard Life Bank PLC	100%	(100)	1st January 2010
Citibank International PLC – Italian credit card business	100%	(29)	31st March 2010
Tricorona	86%	13	26th July 2010

None of these acquisitions were individually material. Details of the net assets acquired and the consideration paid are set out in aggregate below. The operating results of these acquisitions have been included from the dates acquired and, since acquisition, have contributed £142m to consolidated income and £86m to consolidated profit before tax.

	Carrying Value pre- Acquisition £m	Fair Value Adjustments[a] £m	Fair Values £m
Assets
Cash and balances at central banks	1,358	–	1,358
Financial assets designated at fair value held on own account	195	–	195
Derivative financial instruments	145	76	221
Loans and advances to banks	165	–	165
Loans and advances to customers	7,709	(96)	7,613
Other assets	83	10	93
Total assets	9,655	(10)	9,645
Liabilities
Deposits from banks	(80)	–	(80)
Customer accounts	(5,853)	–	(5,853)
Derivative financial instruments	(104)	(11)	(115)
Debt securities in issue	(2,782)	64	(2,718)
Subordinated liabilities	(279)	53	(226)
Other liabilities	(16)	(36)	(52)
Total liabilities	(9,114)	70	(9,044)
Net assets acquired	541	60	601
Group share of assets acquired	535	53	588
Total consideration paid in cash			472
Goodwill			13
Gain on acquisitions			129

Acquisition related costs of £7m have been included in operating expenses.

Cashflows in respect of acquisitions

The aggregate net inflow of cash from the acquisition of the above Group entities was as follows:

2010 £m
Cash consideration on acquisitions	(472)
Cash and cash equivalent acquired	1,358
Cash inflow on acquisition	886

Note

a. Fair value adjustments include revaluations and accounting policy re-alignments.

36 Securitisations

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

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset on the balance sheet:

	2010		2009
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers
Residential mortgage loans	9,709	(10,674)	10,374	(10,738)
Credit card receivables	801	(723)	1,288	(1,288)
Other personal lending	–	–	94	(124)
Wholesale and corporate loans and advances	2,560	(2,878)	4,835	(5,999)
Total	13,070	(14,275)	16,591	(18,149)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	5		26

Balances included within loans and advances to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The excess of total associated liabilities over the carrying amount of assets primarily reflects timing differences in the receipt and payment of cash flows, and foreign exchange movements where the assets and associated liabilities are denominated in different currencies. Foreign exchange movements and associated risks are hedged economically through the use of cross currency swap derivative contracts.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The total amount of the loans was £15,458m (2009: £14,795m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

Notes to the financial statements For the year ended 31st December 2010 continued

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

Investment in finance lease receivables	2010				2009
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	3,440	(479)	2,961	60	3,513	(456)	3,057	55
Over one year but not more than five years	7,200	(1,058)	6,142	123	7,597	(1,117)	6,480	154
Over five years	1,591	(340)	1,251	560	2,084	(427)	1,657	407
Total	12,231	(1,877)	10,354	743	13,194	(2,000)	11,194	616

The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £351m at 31st December 2010 (2009: £321m).

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The items purchased to satisfy these leases are included within leased assets (see Note 20) and are generally disposed of at the end of the lease term.

The future minimum lease payments expected to be received under non-cancellable operating leases as at 31st December 2010 was £43m (2009: £39m).

b) As Lessee

Finance lease commitments

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease commitments are included within Accruals, deferred income and other liabilities (see Note 22).

As at 31st December 2010, the total future minimum payments under finance leases were £87m (2009: £122m), of which £16m (2009: £16m) was due within one year.

As at 31st December 2010, the carrying amount of assets held under finance leases was £29m (2009: £43m).

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

Operating lease rentals of £637m (2009: £639m) have been included in administration and general expenses.

Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	2010		2009
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	628	7	459	9
Over one year but not more than five years	1,477	2	1,477	6
Over five years	3,146	–	2,933	3
Total	5,251	9	4,869	18

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £111m (2009: £147m).

38 Off-balance sheet arrangements

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

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 25.

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 25.

Leasing

The Group leases various offices, branches, other premises and equipment under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. Information on leasing can be found in Note 37.

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

The business activities within the Group where SPEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management. These activities are described below. In addition, later sections provide quantitative information on the Group’s involvements with CDOs, SIVs SIV-Lites and conduits.

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

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 36.

Notes to the financial statements For the year ended 31st December 2010 continued

38 Off-balance sheet arrangements continued

Client intermediation

The Group has structured transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. Such transactions will typically result in a derivative being shown on the balance sheet, representing the Group’s exposure to the relevant asset. The Group also invests in lessor entities specifically to acquire assets for leasing. Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

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

To the extent that there are guarantees and commitments in relation to SPEs the details are included in Note 25.

Collateralised debt obligations (CDOs)

The Group has structured and underwritten CDOs. At inception, the Group’s exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances on the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2011 has been assessed and is included in the determination of a £137m impairment release and other credit provisions in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31st December 2010.

The Group’s exposure to ABS CDO Super Senior positions before hedging was £1,992m as at 31st December 2010, equivalent to an aggregate 50.97% decline in value on average for all investors. This represents the Group’s exposure to High Grade CDOs, stated net of write downs and charges. These facilities are fully drawn and included within loans and advances on the balance sheet.

Collateral

The collateral underlying unconsolidated CDOs comprised 78% residential mortgage-backed securities, 3% non-residential asset-backed securities and 19% in other categories (a proportion of which will be backed by residential mortgage collateral).

The remaining Weighted Average Life (WAL) of all collateral is 6.3 years. The combined Net Asset Value (NAV) for all of the CDOs was £1bn.

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities is on average 86% of the capital structure.

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

Structured investment vehicles (SIVs)

The Group does not structure or manage SIVs. Group exposure to third party SIVs comprised:

–	£nil (2009: £16m) of senior liquidity facilities.

–	Derivative exposures included on the balance sheet at their net fair value of £46m (2009: £53m).

SIV-Lites

The Group has exposure to a SIV-Lite transaction. The Group is not involved in its ongoing management. Exposures have decreased to £345m (2009: £461m) representing assets designated at fair value.

Commercial paper and medium-term note conduits

The Group provided £17bn in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet.

These consolidated entities in turn provide facilities of £740m to third party conduits containing prime UK buy-to-let Residential Mortgage Backed Securities (RMBS) assets. As at 31st December 2010, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by one third party conduit. This facility totalled £129m, with underlying collateral comprising 100% auto loans. There were no drawings on this facility as at 31st December 2010.

The Group provided backstop facilities to six third party SPEs that fund themselves with medium-term notes. These notes are sold to investors as a series of 12-month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £1.2bn to SPEs holding prime UK and Australian owner-occupied RMBS assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

39 Share-based payments

The Group operates share schemes for employees throughout the world. The share based payment charge represents 7.2% (2009: 3.0%) of employee costs and unvested share awards, including options, amount to 6.6% (2009: 6.0%) of issued share capital.

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2010 £m	2009 £m	2008 £m
Share Value Plan	361	–	–
Performance share Plan	58	33	14
Incentive share Plan	50	18	7
Executive Share Award Scheme	304	178	216
Sharesave	20	29	(7)
Others	44	20	(8)
Total Equity Settled	837	278	222
Cash Settled	23	8	3
Total Continuing operation	860	286	225
Discontinued operations	–	12	35
Total share based payments	860	298	260

The terms of the main current plans are as follows:

Share value plan (SVP)

The Share Value Plan (SVP) was introduced in March 2010. SVP awards are granted to participants in the form of a provisional allocation of Barclays shares which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. Awards under the SVP qualify for dividends.

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

Incentive Share Plan (ISP)

The Incentive Share Plan (Incentive Shares) was introduced in March 2008. Incentive Shares are granted to participants in the form of a provisional allocation of Barclays shares which vest upon achieving continued service after three years. Participants do not pay to receive an award or to receive a release of shares. Incentive Shares qualify for dividends.

Executive Share Award Scheme (ESAS)

For certain employees of the Group an element of their annual bonus is in the form of a deferred award of a provisional allocation of Barclays PLC shares under ESAS. The total value of the bonus made to the employee, of which ESAS is an element, is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. ESAS awards are also made to eligible employees for recruitment purposes under JSAP (Joiners Share Award Plan). All awards are subject to potential forfeiture if the individual resigns and commences work with a competitor business. LTIP plans are cash and equity performance plans which after 3 years (dependant on performance) pay half in cash and the remaining half in shares which are placed into ESAS for a further 1 or 2 years.

Sharesave

Eligible employees in the UK, Spain and Ireland may participate in the Barclays Sharesave scheme. Under this scheme, employees may enter into contracts to save up to £250 per month (Ireland: €300, Spain: €225) and at the expiry of a fixed term of three, five or seven years (Spain: three years) have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the scheme have six months from the date of vest in which the option can be exercised.

UK Sharepurchase

Sharepurchase was introduced in January 2002. It is an HM Revenue & Customs approved all-employee share plan. The plan is open to all eligible UK employees, including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per tax year, which if kept in trust for five years can be withdrawn from the plan tax-free. Matching shares were introduced to the scheme during 2005 where the purchase of Barclays shares by the participant are matched equally by the Company up to a maximum value of £600 per tax year. Shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Notes to the financial statements

For the year ended 31st December 2010 continued

39 Share-based payments continued

Other schemes

In addition to the above schemes, the Group operates a number of other schemes including schemes operated by and settled in the shares of subsidiary undertakings, none of which are individually or in aggregate material in relation to the charge for the year or the numbers of issued shares.

Share option plans

As noted above, the Group’s schemes include a number of share option schemes – including grants of nil cost options.

The weighted average fair value per option granted during the year is as follows:

	2010 £m	2009 £m
SVP	3.54	–
ESAS	2.88	1.08
PSP	3.55	2.81
ISP	3.55	2.58
Sharepurchase	3.07	1.82
Sharesave	1.29	1.43

Sharepurchase, ISP, SVP and ESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vest. The calculation of the vest date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2010 is £22m (2009: £10m, 2008: £10m).

Fair values for Sharesave and PSP are calculated at the date of grant using either a Black-Scholes model or Monte Carlo simulation.

The significant weighted average assumptions used to estimate the fair value of the options granted from 2007 to 2010 under the Group’s major share schemes are as follows:

	Weighted average share price	Weighted average exercise price	Expected volatility	Expected option life
2010
PSP	3.55	3.46	45%	2 years
Sharesave	3.21	2.67	45%	4 years
2009
PSP	2.34	1.77	45%	2 years
Sharesave	3.51	2.70	45%	4 years
2008
PSP	5.45	2.07	37%	3 years
Sharesave	3.11	2.51	37%	4 years
2007
PSP	7.07	–	25%	3 years
Sharesave	5.82	4.81	25%	4 years

Expected Volatility

Expected volatility and dividend yield on the date of grant have been used as inputs into the respective valuation models for Sharesave and PSP.

The assumed dividend yield for Barclays PLC is the average annual dividend yield on the date of grant of 2% (2009: 2%).

Discount Rate

The yield on UK government bonds with a commensurate life has been used to determine the risk-free discount rate of 2% (2009: 3%) for Sharesave and PSP. Option life is estimated based upon historical data for the holding period of options between grant and exercise dates.

Expected option life and number expected to vest

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers.

39 Share-based payments continued

Movements in options

Analysis of the movement in the number and weighted average exercise price of options for the major schemes is set out below:

	ESAS[a,b]				PSP[a]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2010	2009	2010	2009	2010	2009	2010	2009
Outstanding at beginning of year/acquisition date	464,511	267,937	–	–	31,262	50,729	–	–
Granted in the year	85,489	311,977	–	–	6,491	4,794	–	–
Exercised/released in the year	(139,220)	(90,296)	–	–	(8,355)	(6,496)	–	–
Less: forfeited in the year	(27,297)	(25,107)	–	–	(10,749)	(17,765)	–	–
Outstanding at end of year	383,483	464,511	–	–	18,649	31,262	–	–
Of which exercisable:	5,220	12,714	–	–	40	–	–	–

	ISP[a,b]				SVP[a,b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2010	2009	2010	2009	2010	2009	2010	2009
Outstanding at beginning of year/acquisition date	54,978	7,100	–	–	–	–	–	–
Granted in the year	800	50,652	–	–	241,931	–	–	–
Exercised/released in the year	(587)	(19)	–	–	(4,932)	–	–	–
Less: forfeited in the year	(5,208)	(2,755)	–	–	(10,157)	–	–	–
Outstanding at end of year	49,983	54,978	–	–	226,842	–	–	–
Of which exercisable:	–	–	–	–	–	–	–	–

	Sharesave[a]				Sharepurchase[a,b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2010	2009	2010	2009	2010	2009	2010	2009
Outstanding at beginning of year/acquisition date	91,311	94,131	3.01	1.83	12,320	6,961	–	–
Granted in the year	21,296	28,005	2.46	2.70	4,176	6,832	–	–
Exercised/released in the year	(1,079)	(153)	2.67	2.83	(1,190)	(952)	–	–
Less: forfeited in the year	(19,368)	(30,672)	3.42	3.58	(845)	(521)	–	–
Outstanding at end of year	92,160	91,311	2.80	3.01	14,461	12,320	–	–
Of which exercisable:	5,814	7,537	4.35	4.19	2,529	1,621	–	–

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award

Notes to the financial statements

For the year ended 31st December 2010 continued

39 Share-based payments continued

The table below shows the weighted average share price at the date of exercise/release of shares:

	2010 £	2009 £
Sharesave[a]	3.17	3.21
Sharepurchase[a,b]	3.02	2.64
SVP[a,b]	3.10	–
ESAS[a,b]	3.39	2.02
PSP[a,b]	3.46	1.77
ISP[a,b]	3.10	3.43

Certain of the Groups share option plans enable certain directors and members of staff employees the option to subscribe for new ordinary shares of Barclays PLC between 2010 and 2018.

The exercise price range, the weighted average contractual remaining life and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

Exercise price range	2010		2009
	Weighted average remaining contractual life in years	Number of options Outstanding (000s)	Weighted average remaining contractual life in years	Number of options Outstanding (000s)
Sharesave[a]
£1.44-£2.49	4	22,345	2	1,818
£2.50-£3.49	2	58,046	3	69,543
£3.50-£4.49	–	4,828	1	9,058
£4.50-£5.49	1	6,940	2	10,892
Sharepurchase[a,b]	1	14,461	2	12,320
SVP[a,b]	2	226,842	–	–
ESAS[a,b]	3	383,483	3	464,511
ISP[a,b]	1	49,983	2	54,978
PSP[a,b]	1	18,649	1	31,262

There were no modifications to the share-based payment arrangements in the years 2010, 2009 and 2008.

As at 31st December 2010, the total liability arising from cash-settled share-based payment transactions was £23m (2009: £13m; 2008: £23m).

Treasury Shares

The Group, through various employee benefit trusts, holds shares in Barclays PLC (‘treasury shares’) to meet its obligations under its share based payment schemes.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2010 was 259.0m (2009: 125.1m). No dividend rights have been waived on these shares. The total market value of the shares held in trust, based on the year-end share price of £2.61 (2009: £2.75), was £676m (2009: £344m). As at 31st December 2010, options over 5.2 million (2009: 15.6 million) of the total shares held in the trusts were exercisable. Further details on the treatment of treasury shares is provided on page 233.

Notes

a Options/award granted over Barclays PLC shares.

b Nil cost award.

40 Related party transactions and Directors’ remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 32.

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

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31st December 2010
Income	19	(15)	10	–
Impairment	(5)	(9)	–	–
Total Assets	135	2,113	45	–
Total Liabilities	28	477	110	19

For the year ended and as at 31st December 2009[a]
Income	(57)	(55)	(64)	6
Impairment	(2)	(5)	–	–
Total Assets	155	2,080	43	–
Total Liabilities	4	503	27	46

For the year ended and as at 31st December 2008[a]
Income	(36)	(40)	45	(20)
Total Assets	177	1,239	108	18
Total Liabilities	3	777	93	79

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2010, 2009 or 2008.

There were no derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds (2009: £192m, 2008: £318m).

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

Note

a	Comparatives have been restated to reflect changes to entities identified as related parties.

Notes to the financial statements

For the year ended 31st December 2010 continued

40 Related party transactions and Directors’ remuneration continued

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2010 were as follows:

Directors, other Key Management Personnel and connected persons
	2010 £m	2009 £m	2008 £m
Loans outstanding at 1st January	6.6	7.3	7.4
Loans issued during the year	0.5	1.9	6.9
Loan repayments during the year	(2.1)	(1.6)	(5.5)
Loans outstanding at 31st December	5.0	7.6	8.8

Interest income earned	–	0.1	0.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2010, 2009 or 2008.

	2010 £m	2009 £m	2008 £m
Deposits outstanding at 1st January	30.3	28.7	8.9
Deposits received during the year	104.9	160.0	235.7
Deposits repaid during the year	(99.3)	(158.0)	(221.9)
Deposits outstanding at 31st December	35.9	30.7	22.7

Interest expense on deposits	–	0.1	0.5

Of the loans outstanding above, £0.5m (2009: £0.1m, 2008: £1.6m) relates to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. Of the deposits outstanding above, £0.2m (2009: £3.7m, 2008: £6.1m) related to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. The amounts disclosed as at 1st January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

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

In 2009, a loan of £692 provided on an interest free basis was granted to one non-Director member of Barclays Key Management to purchase a commuter rail ticket. The maximum loan outstanding during 2009 was £692. Commuter rail ticket loans are provided to all Barclays staff members upon request on the same terms. No loans provided on an interest free basis were granted to any member of Barclays Key Management in 2010.

Remuneration of Directors and other Key Management Personnel

Remuneration of Directors, other Key Management Personnel and connected persons
	2010 £m	2009 £m	2008 £m
		8.
Salaries and other short-term benefits	28.1	6	10.7
Employer social security charges on emoluments	12.4	2.9	2.7
Pension costs	1.0	0.7	0.9
Other long-term benefits	41.9	2.5	1.6
Share-based payments	39.3	15.8	11.8
Costs recognised for accounting purposes	122.7	30.5	27.7
Employer social security charges on emoluments	(12.4)	(2.9)	(2.7)
Other long-term benefits – difference between awards granted and costs recognised	(9.3)	15.2	0.4
Share-based payments – difference between awards granted and costs recognised	(20.8)	32.7	(8.5)
Total remuneration awarded	80.2	75.5	16.9

The population of Directors and other Key Management Personnel increased as a result of the formation of the Executive Committee in November 2009. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

Total remuneration awarded to Directors and other Key Management Personnel represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions and is consistent with the approach adopted for disclosures set out on pages 147 to 163. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards.

40 Related party transactions and Directors’ remuneration continued

b) Disclosure required by the Companies Act 2006

The following information is presented in accordance with the Companies Act 2006:

Directors’ remuneration

	2010 £m	2009 £m	2008 £m
Aggregate emoluments	15.8	8.8	6.0
Gains made on the exercise of share options	–	8.9	–
Amounts paid under long-term incentive schemes	7.0	–	7.4
	22.8	17.7	13.4

Actual pension contributions of £13,588 were paid to defined contribution schemes on behalf of one Director (2009: £18,786, one Director, 2008: £11,745, one Director). Notional pension contributions to defined contribution schemes were £nil (2009: £nil, 2008: £nil).

As at 31st December 2010, one Director was accruing retirement benefits under a defined benefit scheme (2009: two Directors, 2008: two Directors).

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 24 persons) at 31st December 2010 amounted 29,102,334 ordinary shares of 25p each (0.24% of the ordinary share capital outstanding).

Executive Directors and Officers of Barclays PLC as a Group (involving 13 persons) held, at 31st December 2010, options to purchase 2,961,264 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 470p under Sharesave and ranging from 317p to 520p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006 and in relation to those who served as Directors of the Company at any time in the financial year, the total amount of advances and credits at 31st December 2010 was £nil (2009: £1.8m, 2008: £0.8m). The total amount of guarantees on behalf of Directors at 31st December 2010 was £nil (2009: £nil, 2008: £nil).

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arm’s length transaction between knowledgeable willing parties.

Comparison of carrying amounts and fair values

The following table summarises the carrying amounts of financial assets and liabilities presented on the Group’s balance sheet, and their fair values differentiating between financial assets and liabilities measured at fair value and those measured at amortised cost.

		2010		2009
	Notes	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m
Financial assets:
Cash and balances at central banks	a	97,630	97,630	81,483	81,483
Items in the course of collection from other banks	a	1,384	1,384	1,593	1,593
Trading portfolio assets:
– Debt securities and other eligible bills	b	139,240	139,240	126,520	126,520
– Equity securities	b	25,613	25,613	19,602	19,602
– Traded Loans	b	2,170	2,170	2,962	2,962
– Commodities	b	1,844	1,844	2,260	2,260
Financial assets designated at fair value:
– Equity securities	b	5,685	5,685	6,256	6,256
– Loans and advances	b	22,352	22,352	22,390	22,390
– Debt securities	b	1,918	1,918	4,007	4,007
– Other financial assets designated at fair value	b	10,101	10,101	8,658	8,658
– Held in respect of linked liabilities under investment contracts	b	1,429	1,429	1,257	1,257
Derivative financial instruments	b	420,319	420,319	416,815	416,815
Loans and advances to banks	c	37,799	37,768	41,135	41,135
Loans and advances to customers:
– Residential mortgage loans	c	168,055	161,439	149,099	142,726
– Credit card receivables	c	22,658	22,658	21,889	21,889
– Other personal lending	c	26,608	26,240	25,435	25,430
– Wholesale and corporate loans and advances	c	200,618	196,124	212,928	207,648
– Finance lease receivables	c	10,003	10,046	10,873	10,898
Available for sale financial investments:
– Debt securities and other eligible bills	b	59,629	59,629	49,807	49,807
– Equity securities	b	5,481	5,481	6,676	6,676
Reverse repurchase agreements and other similar secured lending	c	205,772	205,527	143,431	142,524
Financial liabilities:
Deposits from banks	d	77,975	77,949	76,446	76,457
Items in the course of collection due to other banks	a	1,321	1,321	1,466	1,466
Customer accounts:
– Current and demand accounts	d	110,443	110,443	100,710	100,710
– Savings accounts	d	91,928	91,928	81,188	81,188
– Other time deposits	d	143,417	143,580	140,531	140,544
Trading portfolio liabilities:
– Debt securities and other eligible bills	b	64,607	64,607	44,708	44,708
– Equity securities	b	7,568	7,568	6,468	6,468
– Commodities	b	518	518	76	76
Financial liabilities designated at fair value:
– Debt securities	b	76,907	76,907	72,191	72,191
– Deposits	b	10,243	10,243	6,275	6,275
– Other financial assets designated at fair value	b	8,632	8,632	7,736	7,736
– Liabilities to customers under investment contracts	b	1,947	1,947	1,679	1,679
Derivative financial instruments	b	405,516	405,516	403,416	403,416
Debt securities in issue	d	156,623	155,974	135,902	135,405
Repurchase agreements and other similar secured lending	d	225,534	225,511	198,781	198,781
Subordinated liabilities	d	28,499	27,183	25,816	25,299

Notes

a	Fair value approximates carrying value due to the short-term nature of these financial assets and liabilities.
b	The carrying value of financial instruments measured at fair value (including those held for trading, designated at fair value, derivatives and available for sale) is determined in accordance with the accounting policy noted on pages 196 and 198. Further description and analysis of these fair values are set out below.
c	The carrying value of financial assets measured at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy noted on pages 195 to 199. In many cases the fair value disclosed approximates the carrying value because the instruments are short-term in nature or have interest rates that reprice frequently. In other cases, fair value is determined using discounted cash flows, applying market derived interest rates. Alternatively, the fair value is determined by applying an average of available regional and industry segmental credit spreads to the loan portfolio, taking the contractual maturity of the loan facilities into consideration.
d	The carrying value of financial liabilities measured at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on page 196. In many cases, the fair value disclosed approximates the carrying value because the instruments are short-term in nature or have interest rates that reprice frequently such as customer accounts and other deposits and short-term debt securities. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using a valuation model. Fair values for dated and undated convertible and non convertible loan capital are based on quoted market rates for the issue concerned or similar issues with terms and conditions.

41 Fair value of financial instruments continued

Valuation inputs

‘IFRS 7 Financial Instruments: Disclosures’ requires an entity to classify its financial instruments held at fair value according to a hierarchy that reflects the significance of observable market inputs.

The classification of a financial instrument is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm’s length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

This category includes exchange traded government bonds, actively traded listed equities and actively exchange-traded derivatives.

Valuation technique using observable inputs – Level 2

Financial instruments classified as Level 2 have been valued using models whose inputs are observable in an active market. Valuations based on observable inputs include financial instruments such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

This category includes most investment grade and liquid high yield bonds, certain asset backed securities, US agency securities, government bonds, less actively traded listed equities, bank, corporate and municipal obligations, certain OTC derivatives, certain convertible bonds, certificates of deposit, commercial paper, certain collateralised debt obligations (CDOs) (cash and synthetic underlyings), collateralised loan obligations (CLOs), most commodities based derivatives, credit derivatives, certain credit default swaps (CDSs), most fund units, certain loans, foreign exchange spot and forward transactions and certain issued notes.

Valuation technique using significant unobservable inputs – Level 3

Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the input or other analytical techniques.

This category includes certain corporate debt securities, distressed debt, private equity investments, commercial real estate loans, certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities), certain convertible bonds, some CDOs (cash and synthetic underlyings), credit default swaps, derivative exposures to Monoline insurers, fund units, certain asset backed securities, certain issued notes, certain collateralised loan obligations (CLOs) and certain loans.

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments continued

The following table shows the Group’s financial assets and liabilities that are measured at fair value analysed by level within the fair value hierarchy.

Financial assets and liabilities measured at fair value	Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
As at 31st December 2010
Trading portfolio assets	48,466	114,660	5,741	168,867
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale financial investments	25,619	36,201	3,290	65,110
Total assets	82,514	584,250	29,017	695,781

Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total Liabilities	(32,818)	(533,128)	(9,992)	(575,938)

As at 31st December 2009
Trading portfolio assets	76,256	69,010	6,078	151,344
Financial assets designated at fair value	6,975	24,893	10,700	42,568
Derivative financial assets	3,163	401,451	12,201	416,815
Available for sale financial investments	19,919	35,287	1,277	56,483
Total assets	106,313	530,641	30,256	667,210

Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial liabilities designated at fair value	(109)	(83,944)	(3,828)	(87,881)
Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)
Total Liabilities	(44,733)	(484,796)	(13,020)	(542,549)

Transfers between Level 1 and Level 2 primarily comprised government bonds that had less observable market prices.

41 Fair value of financial instruments continued

The following table shows the Group’s financial assets and liabilities that are measured at fair value disaggregated by valuation technique and product type.

Financial assets and liabilities measured at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 31st December 2010
Commercial real estate loans	–	–	5,424	–	–	–
Asset backed products	–	39,649	4,628	–	(6,287)	(1,912)
Other credit products	–	50,230	1,097	–	(42,216)	(1,318)
Derivative exposure to Monoline insurers	–	–	1,449	–	–	–
Non-asset backed debt instruments	47,108	99,625	2,956	(23,008)	(105,481)	(2,719)
Equity products	33,054	9,708	1,478	(9,292)	(14,342)	(1,895)
Private equity	–	27	2,844	–	–	–
Funds and fund-linked products	591	3,674	1,084	–	(1,827)	–
Foreign exchange products	–	29,883	506	–	(30,349)	(241)
Interest rate products	–	305,235	2,407	–	(291,420)	(1,079)
Commodity products	1,378	28,520	493	(518)	(36,191)	(629)
Other	383	17,699	4,651	–	(5,015)	(199)
Total	82,514	584,250	29,017	(32,818)	(533,128)	(9,992)

As at 31st December 2009
Commercial real estate loans	–	–	7,170	–	–	–
Asset backed products	–	34,779	5,840	–	(6,165)	(2,334)
Other credit products	1	47,202	2,020	–	(47,904)	(2,827)
Derivative exposure to Monoline insurers	–	–	2,027	–	–	–
Non-asset backed debt instruments	72,578	66,885	3,127	(35,760)	(73,371)	(3,202)
Equity products	28,053	11,772	1,536	(8,788)	(13,737)	(1,922)
Private equity	73	176	1,978	–	–	–
Funds and fund-linked products	3,856	5,387	1,241	–	(2,049)	–
Foreign exchange products	–	24,885	761	–	(25,159)	(379)
Interest rate products	176	288,718	2,357	–	(275,684)	(1,775)
Commodity products	1,414	31,562	748	(76)	(37,091)	(581)
Other	162	19,275	1,451	(109)	(3,636)	–
Total	106,313	530,641	30,256	(44,733)	(484,796)	(13,020)

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments continued

Level 3 classification

The following table shows Level 3 financial assets and liabilities disaggregated by balance sheet classification and product type.

Level 3 financial assets and liabilities by balance sheet classification and product type
	Non-derivative assets			Non-derivative liabilities		Derivatives
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments[a] £m
As at 31st December 2010
Commercial real estate loans	–	5,424	–	–	–	–
Asset backed products	1,720	364	312	(5)	(17)	342
Other credit products	–	237	–	(4)	(716)	262
Derivative exposure to Monoline insurers	–	–	–	–	–	1,449
Non-asset backed debt instruments	2,460	325	168	(1)	(2,690)	(25)
Equity products	135	–	27	–	–	(579)
Private equity	50	1,995	799	–	–	–
Funds and fund-linked products	1,084	–	–	–	–	–
Foreign exchange products	–	–	–	–	–	265
Interest rate products	–	61	–	–	(27)	1,294
Commodity products	–	14	4	–	(161)	7
Other	292	2,484	1,980	(91)	(26)	(187)
Total	5,741	10,904	3,290	(101)	(3,637)	2,828

As at 31st December 2009
Commercial real estate loans	–	7,170	–	–	–	–
Asset backed products	1,840	423	205	(5)	(63)	1,106
Other credit products	–	92	–	–	(595)	(304)
Derivative exposure to Monoline insurers	–	–	–	–	–	2,027
Non-asset backed debt instruments	2,461	438	166	(73)	(3,081)	14
Equity products	190	–	157	–	–	(733)
Private equity	104	1,237	637	–	–	–
Funds and fund-linked products	1,128	8	105	–	–	–
Foreign exchange products	–	–	–	–	–	382
Interest rate products	–	64	–	–	(25)	543
Commodity products	–	12	4	–	(64)	215
Other	355	1,256	3	–	–	(163)
Total	6,078	10,700	1,277	(78)	(3,828)	3,087

Note

a	The derivative financial instruments in the tables above are represented on a net basis of £2,828m (2009: £3,087m). On a gross basis derivative financial assets are £9,082m
(2009: £12,201m), derivative financial liabilities are £6,254m (2009: £9,114m).

41 Fair value of financial instruments continued

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in Level 3 financial assets and liabilities	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments[a] £m	Total £m
As at 1st January 2010	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236
Purchases	2,830	890	234	(96)	(12)	762	4,608
Sales	(3,334)	(1,117)	(121)	–	39	147	(4,386)
Issues	–	–	–	–	(243)	(555)	(798)
Settlements	(455)	(924)	(206)	63	601	(94)	(1,015)
Total gains and losses in the period recognised in the income statement:
– trading income	683	203	–	–	(730)	(5)	151
– other income	–	173	(94)	–	–	–	79
Total gains or losses recognised in other comprehensive income	–	–	208	–	–	–	208
Transfers in/(transfers out)	(61)	979	1,992	10	536	(514)	2,942
As at 31st December 2010	5,741	10,904	3,290	(101)	(3,637)	2,828	19,025

As at 1st January 2009	14,625	17,681	3,137	(258)	(3,779)	7,493	38,899
Purchases	2,021	700	459	(70)	(313)	2,334	5,131
Sales	(7,018)	(4,875)	(9)	172	690	(3,548)	(14,588)
Issues	–	–	–	–	(1,343)	(1,718)	(3,061)
Settlements	(410)	(804)	(347)	–	763	(100)	(898)
Total gains and losses in the period recognised in the income statement:
– trading income	(2,290)	(3,356)	–	27	1,574	(3,516)	(7,561)
– other income	–	(434)	(131)	–	–	–	(565)
Total gains or losses recognised in other comprehensive income	–	–	(103)	–	–	–	(103)
Transfers in/(transfers out)	(850)	1,788	(1,729)	51	(1,420)	2,142	(18)
As at 31st December 2009	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236

The significant movements in Level 3 positions during the year are explained below:

–	purchases of £4.6bn were primarily composed of £2.3bn of asset backed products, £0.6bn of equity products, £0.4bn of non-asset backed debt instruments and £0.4bn of private equity assets;

–	sales of £4.4bn included the sale of £2.4bn of asset backed products, £0.6bn of non-asset backed debt instruments, £0.6bn of private equity assets and £0.4bn of commercial real estate loans;

–	net Issuances and Settlements of £1.8bn were primarily driven by £0.6bn of commercial real estate settlements, and £0.5bn of equity product issuances;

–	transfers into Level 3 primarily reflected a £2.0bn receivable arising as part of the acquisition of the North American businesses of Lehman Brothers. This resulted from a change in the accounting treatment from loans and advances to available for sale financial instruments. This classification is due to the uncertainty inherent in any litigation, rather than uncertainty relating to the valuation of the assets themselves. In addition, a further £1.0bn was transferred from Level 2 to Level 3 due to unobservable valuation inputs becoming significant to the overall valuation of certain fixed rate loans.

Note

a	The derivative financial instruments in the tables above are represented on a net basis of £2,828m (2009: £3,087m). On a gross basis derivative financial assets are £9,082m
(2009: £12,201m), derivative financial liabilities are £6,254m (2009: £9,114m).

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments continued

Gains and losses on Level 3 financial assets and liabilities

The following table discloses the gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Gains and losses recognised during the period on Level 3 financial assets and liabilities held	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments £m	Total £m
As at 31st December 2010
Recognised in the income statement
– trading income	345	215	–	(1)	(528)	(66)	(35)
– other income	–	115	(166)	–	–	–	(51)
Total gains or losses recognised in other comprehensive income	–	–	133	–	–	–	133
Total	345	330	(33)	(1)	(528)	(66)	47

As at 31st December 2009
Recognised in the income statement
– trading income	(736)	(3,034)	–	8	(269)	(2,817)	(6,848)
– other income	–	(452)	(140)	–	–	–	(592)
Total gains or losses recognised in other comprehensive income	–	–	(65)	–	–	–	(65)
Total	(736)	(3,486)	(205)	8	(269)	(2,817)	(7,505)

Valuation techniques

Current year valuation methodologies were consistent with the prior year unless otherwise noted below. These methodologies are commonly used by market participants.

The valuation techniques used for the main products that are not determined by reference to unadjusted quoted prices (Level 1), are described below.

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

The valuation inputs are reviewed with reference to published bond indices. Initial spreads are sourced from market quoted origination spreads by property type and classified into Loan-to-Value (LTV) buckets which are adjusted for internal credit rating and subordination of the loans. The internal credit ratings used in the valuation model are subject to a monthly review process. The model is calibrated monthly based on external quotes of new origination property type spreads and the latest internal credit ratings.

The valuations are considered unobservable due to the bespoke nature of the instruments.

Asset backed products

These are debt and derivative products that are linked to the cash flows of a pool of referenced assets. This category includes asset backed loans, CDOs (cash underlyings), CLOs, asset backed credit derivatives, asset and mortgage backed securities.

Valuations are determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying collateral performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources.

Within this population, certain valuation inputs are unobservable for non-investment grade ABS, non-agency residential mortgage backed securities (RMBS) and asset backed credit derivatives. Where unobservable, a parameter will be set with reference to an observable proxy. The determination of parameter levels takes account of a range of factors such as deal vintage, underlying asset composition (historical losses, borrower characteristics, various loan attributes such as loan-to-value and debt-to-income ratios and geographic concentration), credit ratings (original and current), home price changes and interest rates.

41 Fair value of financial instruments continued

Other credit products

These products are linked to the credit spread of a referenced entity, index or basket of referenced entities. This category includes synthetic CDOs, single name and index CDS and Nth to default basket swaps. Within this population, valuation inputs are unobservable for CDS with illiquid reference assets and certain synthetic CDOs.

A market standard model is used in the valuation of CDS whereby the credit curve is the significant input in the overall valuation. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or bond spreads from observable issuances of the same issuer or other similar entities as a proxy.

Synthetic CDOs are valued using a model that calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates and is calibrated daily. For index and bespoke synthetic CDOs with unobservable inputs, correlation is set with reference to index tranche market.

Derivative exposure to Monoline insurers

These products are derivatives through which default protection has been purchased on securities, primarily CLOs.

The credit spreads of the counterparty providing protection are unobservable at the required maturity. The derivative positions are valued with reference to the price of the underlying security. As the security and derivative are hedged, the net present value of the derivative increases as the net present value of the security decreases. The derivative valuation is then adjusted to reflect the credit quality of the counterparty.

Non-asset backed debt instruments

These are government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, notes and other non-asset backed bonds. Within this population, valuation inputs are unobservable for certain convertible bonds, corporate bonds and issued notes.

Exchange traded government bonds are classified as Level 1. Less liquid, government bonds, US agency bonds, corporate bonds, commercial paper and certificates of deposit are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are not observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flows to value the bond. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy.

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

Most fixed and floating rate notes issued are valued using models that discount expected future cash flows. These models calculate fair value based on observable interest rates and funding or credit spreads. The interest rates are derived from broker and bank notes rates. In certain emerging markets, funding spreads may be unobservable. Funding spreads up to five years are sourced from negotiable commercial deposit rates in the market as a proxy. Funding spreads greater than five years are determined by applying extrapolation techniques.

Equity Linked Notes valuations are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. In general, input parameters are observable, with unobservable inputs having an insignificant impact on the valuation.

The valuation for fund linked notes is consistent with the valuation of the underlying (see the ‘Funds and fund–linked products’ section below).

Equity products

This category includes listed equities, exchange traded equity derivatives, OTC equity derivatives, preference shares and contracts for difference.

OTC equity derivatives valuations are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying instrument. Unobservable model inputs are set by reference to liquid market instruments and applying extrapolation techniques to match the risk profile of the trading portfolio. These are validated against consensus market data services for the same or similar underlying instrument.

Private equity

Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar instruments, discounted cashflow analysis, and comparison with the earnings multiples of listed comparative companies. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates. Model inputs are based on market conditions at the reporting date. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Full valuations are performed bi-annually, with the portfolio reviewed on a monthly basis for material events that might impact upon fair value.

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments continued

Funds and fund-linked products

This category includes holdings in hedge funds, funds of funds, and fund derivatives. Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, fund indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and other available market information.

In general fund holdings are valued based on the latest available valuation received from the fund administrator. Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest net asset value from the fund administrators is more than three months old. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and maybe adjusted relative to the performance of relevant index benchmarks.

Foreign exchange products

These products are derivatives linked to the foreign exchange market. This category includes forward contracts, FX swaps and FX options. Exotic derivatives are valued using industry standard and bespoke models.

Fair value is based on input parameters that include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and other model parameters. Certain correlations and long dated forward and volatilities are unobservable. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the risk profile of the trading portfolio. These are validated against consensus market data services.

Interest rate products

These are products linked to interest rates or inflation indices. This category includes interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives. Interest rate products are valued using standard discounted cash flow techniques.

Interest rate derivative cash flows are valued using interest rates yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. An instrument with optionality is valued using a volatility surface constructed from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable market parameters which are determined separately for each parameter and underlying instrument. Where unobservable, a parameter will be set with reference to an observable proxy.

For inflation swaps, the inflation adjusted yield curve is the most significant input in the overall valuation. In an inflation swap, an inflation based cash flow is swapped for either a fixed or floating interest rate cash flow. Flows on the inflation leg of the trades are projected using the relevant inflation forward curve and discounted. Any floating rates will be projected using the relevant interest rate yield curve and discounted. Inflation forward curves and interest rate yield curves are extrapolated beyond observable tenors and verified against any available market data.

Balance guaranteed swaps are valued using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources. Prepayment is projected based on observing historic prepayment.

During 2010, in line with changes in market practice, the methodology for valuing certain collateralised interest rate products was updated to make use of more relevant interest rate yield curves to discount cash flows. For certain collateralised vanilla swaps, inflation derivatives and other linear fixed income derivatives Overnight Indexed Swap (OIS) rates were used rather than other market reference rates such as LIBOR.

Commodity products

These products are exchange traded and OTC derivatives based on an underlying commodity such as metals, oil and oil related, agriculturals, power and natural gas.

Valuation inputs of certain commodity swaps and options are determined using models incorporating discounting of cash flows and other industry standard modelling techniques. Fair value is calculated using inputs such as forward curves, volatility surfaces and tenor correlation. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market.

Other

This category is largely made up of fixed rate loans, which are valued using models that discount expected future cash flows. These models calculate the fair value based on observable interest rates and unobservable funding or credit spreads. Unobservable funding or credit spreads are determined by applying extrapolation of observable spreads.

The receivables resulting from the acquisition of the North American businesses of Lehman Brothers is included within ‘Other’. For more details, refer to Note 26 Legal Proceedings.

41 Fair value of financial instruments continued

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

Uncertainty adjustments

Market data input for exotic derivatives may not have a directly observable bid offer spread. In such instances, an uncertainty adjustment is applied as a proxy for the bid offer adjustment. An example of this is correlation risk where an adjustment is required to reflect the possible range of values that market participants apply. The uncertainty adjustment may be determined by calibrating to derivative prices, or by scenario analysis or historical analysis.

Model Valuation adjustments

New valuation models are reviewed under the firm’s Trade Approval Procedures and Model Validation Policy. This process identifies the assumptions used and any model limitations (for example, if the model does not incorporate volatility skew). Where necessary, fair value adjustments will be applied to take these factors into account. Model valuation adjustments are dependant on the size of portfolio, complexity of the model, whether the model is market standard and to what extent it incorporates all known risk factors. All models and model valuation adjustments are subject to review on at least an annual basis.

Credit and debit valuation adjustments

Credit valuation adjustments (CVAs) and Debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on the fair value of counterparty risk and Barclays own credit quality respectively. These adjustments are modelled for OTC derivatives across all asset classes.

Probability of Default (PD) and Loss Given Default (LGD) are applied to expected exposures at a counterparty level to arrive at a CVA and DVA adjustment.

Monoline credit valuation adjustments

Barclays determines its internal credit ratings for Monolines based upon its independent, fundamental credit analysis in conjunction with a cross reference to external ratings where available. These internal credit ratings can, and at times do, differ from the publicly available ratings.

For Monolines where a default has either occurred, is imminent or there is a possibility of regulatory intervention, an adjustment may be made to the internal credit rating. This will be based on the estimated recovery from a range of potential scenarios.

The PD used to calculate the CVA is derived from the relevant internal credit rating and is based on internal simulations of credit factor indices by region and industry designations, calibrated to historical time-series and forecast on the basis of current values. The LGD used is a function of available historical data, the Monoline’s credit quality and risk concentration, and recovery values observed in executed commutation settlements.

The CVA for all Monolines is based upon an expected exposure methodology. Expected exposure is calculated by simulating default losses on the underlying assets, calibrated to market observable parameters and forward looking market research. This exposure is then further adjusted for any spread between prices derived from observable proxies. Barclays will then apply the PD of the Monoline to this expected exposure and multiply the result by the LGD to determine the CVA for each Monoline.

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments continued

Other credit and debit valuation adjustments

Derivative CVAs and DVAs for non-Monoline exposures are calculated using Monte-Carlo simulation to generate an expected exposure profile. The expected exposure is calculated at a counterparty level after netting and collateral are applied. The PD and LGD are derived from a combination of single name credit default swap prices where observable, industry curves, indices, and loan/note pricing taking into account geographic factors, internal credit ratings, loss assumptions and ratings agency data.

For counterparties with an observable credit market, the PD and LGD are derived from single name credit default swap prices. For counterparties with no observable credit market, the PD and LGD are derived from either a generic or a specific curve. The PD and LGD is derived from internal credit ratings and the appropriate geographic index. Specific curves will incorporate any relevant additional factors into the generic curve.

Where the curve is unobservable and the CVA is significant to the overall value of the underlying derivative, the full value of the derivative and its associated credit valuation adjustment is deemed unobservable.

CVAs are not incorporated into the fair value of certain counterparties where it has been observed that the market does not apply a credit charge. The categories of counterparties excluded are as follows:

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

Barclays Capital uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 31st December 2010, cumulative adjustments of £352m (31st December 2009: £307m) were recorded against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

Own credit adjustments

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

For funded instruments such as issued notes, credit spreads on Barclays issued bonds represent the most appropriate basis for this adjustment.

At 31st December 2010, the own credit adjustment arose from the fair valuation of £96.0bn (31st December 2009: £86.0bn) of Barclays Capital’s financial liabilities designated at fair value. Barclays credit spreads widened during 2010, leading to a profit of £391m (2009: loss £1,820m) from the fair value of changes primarily in own credit but also from the effects of foreign exchange rates, time decay and trade activity.

41 Fair value of financial instruments continued

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

Year ended 31st December	2010 £m	2009 £m
Opening balance	99	128
Additions	56	39
Amortisation and releases	(18)	(68)
Closing balance	137	99

Sensitivity analysis of valuations using unobservable inputs

	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets £m	Total liabilities £m	Profit and loss £m	Equity £m	Profit and loss £m	Equity £m
As at 31st December 2010
Commercial real estate loans	5,424	–	183	–	(167)	–
Asset backed products	4,628	(1,912)	317	11	(289)	(11)
Other credit products	1,097	(1,318)	38	–	(66)	–
Derivative exposure to Monoline insurers	1,449	–	78	–	(230)	–
Non-asset backed debt instruments	2,956	(2,719)	56	–	(55)	–
Equity products	1,478	(1,895)	156	8	(154)	(8)
Private equity	2,844	–	279	111	(280)	(69)
Funds and fund-linked products	1,084	–	275	–	(275)	–
Foreign exchange products	506	(241)	51	–	(52)	–
Interest rate products	2,407	(1,079)	38	–	(52)	–
Commodity products	493	(629)	30	–	(55)	–
Other	4,651	(199)	51	–	(55)	–
Total	29,017	(9,992)	1,552	130	(1,730)	(88)

As at 31st December 2009
Commercial real estate loans	7,170	–	429	–	(437)	–
Asset backed products	5,840	(2,334)	175	4	(175)	(4)
Other credit products	2,020	(2,827)	171	–	(152)	–
Derivative exposure to Monoline insurers	2,027	–	336	–	(532)	–
Non-asset backed debt instruments	3,127	(3,202)	145	2	(141)	(2)
Equity products	1,536	(1,922)	28	15	(28)	(15)
Private equity	1,978	–	267	73	(339)	(95)
Funds and fund-linked products	1,241	–	100	–	(100)	–
Foreign exchange products	761	(379)	33	–	(33)	–
Interest rate products	2,357	(1,775)	78	–	(78)	–
Commodity products	748	(581)	36	–	(36)	–
Other	1,451	–	52	–	(52)	–
Total	30,256	(13,020)	1,850	94	(2,103)	(116)

As part of risk management processes, an analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives would be to increase fair values by up to £1.7bn (2009: £1.9bn) or to decrease fair values by up to £1.8bn (2009: £2.2bn) with substantially all the potential effect impacting profit and loss rather than equity.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historic data.

Sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. The approach adopted in determining these sensitivities has continued to evolve during the year, in the context of changing market conditions.

Notes to the financial statements

For the year ended 31st December 2010 continued

41 Fair value of financial instruments continued

Commercial real estate loans

Unobservable inputs include, but are not limited to, market quoted origination spreads, internal credit ratings and loan subordination. The sensitivity is determined by applying a +/- 3% shift for each underlying position based on the largest upward and downward price movement of observable published indices of a similar nature in the preceding 12-month period.

Asset backed products

For non-agency RMBS, non-investment grade MBS, mortgage related asset backed credit derivatives and other ABS, the price movements on appropriate indices are used. Sensitivity is based on the average of the largest upward and downward price movement in the preceding 12-month period.

Other credit products

The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a +/- 0.2% stress to the DV01 for each underlying reference asset. The stress is based upon the average bid offer spreads observed in the market for similar CDS.

Derivative exposure to Monoline insurers

The main unobservable input for these exposures is the credit quality of the relevant Monoline insurers. The approach to determine sensitivity is dependent on the credit quality of the Monoline insurer. Sensitivity is computed by shifting the internal credit rating of the Monoline insurer based on scenario analysis determined by evaluating estimated counterparty ratings in the event of a decline in the market environment.

Non-asset backed debt instruments

The sensitivity for convertible bonds, is determined by applying a +/- 1% shift to each underlying position. This shift is based upon the bid offer spreads observed in the market for similar bonds.

The sensitivity for corporate bonds portfolio is determined by applying a +/- 1% shift to each underlying position. This shift is based upon a multiplier to the average bid offer spreads observed in the market for similar bonds.

The sensitivity for fixed and floating rate notes is calculated using a +/- 1% shift in credit spreads.

Equity products

The sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Private equity

The relevant valuation models are sensitive to each of a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact on the resulting valuation.

Funds and fund-linked products

The sensitivity is calculated on an individual fund basis using a loss based scenario approach which factors in the underlying assets of the specific fund and assumed recovery rates.

Foreign exchange products

The sensitivity is based on the statistical spread of consensus data services, calculated using 2 standard deviations of the mid correlation dispersion.

41 Fair value of financial instruments continued

Interest rate products

Uncertainty relating to the valuation of the products is mainly driven from the range and the standard deviation of the consensus data used for price testing.

For base rate derivatives, the sensitivity is based on bid offer spreads of base rates swaps. The sensitivity was determined by applying a +/- 0.12% shift on the net PV01.

Commodity products

Sensitivity is determined primarily by measuring historical variability over two years. The estimate has been calculated using data for short dated parameter curves to generate best and worst case scenarios. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Other

The sensitivity for fixed rate loans is calculated using a +/- 1% shift in credit spreads, except for certain loans within Barclays Corporate where the sensitivity is calculated using a shift in credit spreads of +/- 0.02% – 0.11%.

No stress has been applied to the receivables relating to the Lehman acquisition. As outlined in Note 26, it is possible to identify a maximum loss. However, due to the uncertainty inherent in such legal proceedings, it is not possible to identify reasonable upside and downside stresses on a basis comparable with the other assets analysed.

Valuation control framework

The Independent Valuation Control function is responsible for independent price verification, oversight of fair value adjustments and escalation of valuation issues. This process covers all fair value positions and is a key control in ensuring the material accuracy of valuations.

Price verification uses independently sourced data that is deemed most representative of the market. The reliability of the data source is assessed in determining the independent valuation. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Additional fair value adjustments may be taken to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk.

Independent price verification results and fair value adjustments are reported on a monthly basis to the Valuation Committee. This committee is responsible for overseeing valuation and fair value adjustment policy within Barclays Capital and this is the forum to which valuation issues are escalated.

The Valuation Committee delegates more detailed review to the following five Sub-Committees: Independent Valuations, Primary Commercial Real Estate, Available for Sale and Other Assets, Models and Governance.

The Independent Valuations sub-committee reviews the results of the independent price verification and fair value adjustments process on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. The Primary Commercial Real Estate and Available for Sale and Other Assets sub-committees focus on independent price verification results specific to the asset classes. The Available for Sale and Other Assets sub-committee also assesses contingent risks and examines counterparty related issues.

The Models sub-committee is responsible for overseeing policies and controls related to the use of valuation models. This includes but is not limited to reviewing (i) global model risk reports and defining associated procedures and controls (ii) output from pipeline meetings and approximate booking meetings, and the trade approval process (iii) issues arising from model review (iv) population of valuation adjustments (v) defining policies and procedures relating to valuation models and (vi) instances of independent price verification variances or collateral disputes relating to model usage.

The Governance sub-committee is responsible for the governance of valuation processes, policies and procedures. This sub-committee oversees each sub-committee to ensure that the objectives set out in each committee’s terms of reference are being achieved. Regulatory and accounting issues related to fair value are also assessed by the Governance sub-committee.

Notes to the financial statements

For the year ended 31st December 2010 continued

42 Reclassification of financial assets held for trading

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes, and thus considered as loans and receivables.

There were no additional reclassifications of financial assets during 2010.

The carrying value of the securities previously reclassified into loans and receivables has decreased from £9,378m to £8,625m as a result of sales, paydowns and maturities of the underlying securities, offset by foreign exchange movements and increases due to reversal of the discount on reclassification.

Sales of securities from the 16th December 2008 reclassification totalled £390m (2009: £1,280m) and sales of securities from the 25th November 2009 reclassification totalled £178m (2009: nil).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	2010		2009
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £ m
As at 31st December
Trading assets reclassified to loans and receivables
Reclassification 25th November 2009	8,081	7,842	8,099	7,994
Reclassification 16th December 2008	544	545	1,279	1,335
Total financial assets reclassified to loans and receivables	8,625	8,387	9,378	9,329

The reclassified financial assets contributed £359m (2009: £192m) to interest income. If the reclassifications had not been made, the Group’s income statement for 2010 would have additional losses on the reclassified trading assets of £189m (2009: loss of £49m).

43 Segmental reporting

Since 1st January 2010, for management reporting purposes, we have reorganised our activities under the following business structure:

–

UK Retail Banking is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK Retail Banking also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

–	Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending.

–	Western Europe Retail Banking provides retail banking and credit card services in Spain, Italy, Portugal and France.

–	Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean as well as tailored banking services (including mobile banking and Sharia-compliant products).

–

Absa provides a full range of retail banking services and insurance products through a variety of distribution channels. It also offers customised business solutions for commercial and large corporate customers.

–

Barclays Capital is the investment banking division of Barclays. It provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs.

–	Barclays Corporate provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK & Ireland, Continental Europe and New Markets.

–

Barclays Wealth is the wealth management division of Barclays. It focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage.

–	Investment Management manages the Group’s 19.9% economic interest in BlackRock, Inc. and the residual elements relating to Barclays Global Investors, which was sold on 1st December 2009.

–	Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

Comparatives have been restated to reflect this new Group structure, as detailed in our announcement on 22nd March 2010.

Products and services offered to customers are organised by business segment as described above.

43 Segmental reporting continued

This segmental presentation is consistent with the information provided to Barclays chief operating decision-maker to make decisions about allocating resources to, and assessing the performance of, operating segments and is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-Barclays transactions between operating segments which are conducted on an arm’s length basis and eliminated in a separate row. Shared costs are included in operating segments on the basis of the actual recharges made.

As at 31st December 2010	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m	Absa £m	Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Manage- ment £m	Head Office Functions and Other Operations £m	Total Continuing Operations £m
Interest income from external customers	2,949	2,653	591	534	1,554	684	1,749	668	(56)	1,197	12,523
Other income from external customers	1,617	1,337	573	265	1,366	12,414	1,276	947	134	(1,012)	18,917
Income from external customers, net of insurance claims	4,566	3,990	1,164	799	2,920	13,098	3,025	1,615	78	185	31,440
Inter-segment income	(48)	34	–	2	(21)	502	(51)	(55)	–	(363)	–
Total income net of insurance claims	4,518	4,024	1,164	801	2,899	13,600	2,974	1,560	78	(178)	31,440
Impairment charges and other credit provisions	(819)	(1,688)	(314)	(82)	(480)	(543)	(1,696)	(48)	–	(2)	(5,672)
Segment expenses – external	(2,682)	(1,609)	(1,265)	(718)	(1,902)	(8,330)	(1,560)	(1,160)	–	(745)	(19,971)
Inter-segment expenses	(127)	39	232	110	92	35	(347)	(189)	(11)	166	–
Total expenses	(2,809)	(1,570)	(1,033)	(608)	(1,810)	(8,295)	(1,907)	(1,349)	(11)	(579)	(19,971)
Share of post-tax results of associates and joint ventures	(1)	25	15	–	3	18	(2)	–	–	–	58
Profit on disposal of subsidiaries, associates and joint ventures	–	–	–	77	4	–	–	–	–	–	81
Gain on acquisitions	100	–	29	–	–	–	–	–	–	–	129
Business segment profit before tax	989	791	(139)	188	616	4,780	(631)	163	67	(759)	6,065
Additional information
Depreciation and amortisation	176	171	98	70	145	415	87	52	–	13	1,227
Impairment loss – intangible assets	7	5	1	–	–	21	39	–	–	–	73
Impairment of goodwill	–	–	–	–	–	–	243	–	–	–	243
Investments in associates and joint ventures	3	58	88	1	56	199	(6)	–	–	119	518
Total assets	121,590	30,324	53,609	7,891	52,373	1,094,799	85,735	17,849	4,612	20,863	1,489,645
Total liabilities	118,799	5,960	31,078	7,551	29,938	1,032,758	79,558	48,743	263	72,735	1,427,383

Notes to the financial statements For the year ended 31st December 2010 continued 43 Segmental reporting continued

As at 31st December 2009	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m	Absa £m	Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Manage- ment £m	Head Office Functions and Other Operations £m	Total Continuing Operations £m
Interest income from external customers	2,623	2,573	800	523	1,385	1,002	1,891	470	(37)	688	11,918
Other income from external customers	1,638	1,455	518	216	1,170	10,097	1,219	955	76	(139)	17,205
Income from external customers, net of insurance claims	4,261	4,028	1,318	739	2,555	11,099	3,110	1,425	39	549	29,123
Inter-segment income	15	13	–	–	(2)	526	71	(103)	1	(521)	–
Total income net of insurance claims	4,276	4,041	1,318	739	2,553	11,625	3,181	1,322	40	28	29,123
Impairment charges and other credit provisions	(1,031)	(1,798)	(338)	(121)	(567)	(2,591)	(1,558)	(51)	–	(16)	(8,071)
Segment expenses – external	(2,324)	(1,522)	(1,224)	(775)	(1,520)	(6,559)	(1,094)	(1,016)	2	(683)	(16,715)
Inter-segment expenses	(214)	(5)	337	237	69	(33)	(372)	(113)	(19)	113	–
Total expenses	(2,538)	(1,527)	(887)	(538)	(1,451)	(6,592)	(1,466)	(1,129)	(17)	(570)	(16,715)
Share of post-tax results of associates and joint ventures	3	8	4	–	(4)	22	–	–	–	1	34
Profit on disposal of subsidiaries, associates and joint ventures	–	3	157	24	(3)	–	–	1	(1)	7	188
Gain on acquisitions	–	–	26	–	–	–	–	–	–	–	26
Business segment profit before tax	710	727	280	104	528	2,464	157	143	22	(550)	4,585
Additional information
Depreciation and amortisation	157	143	95	71	122	452	90	51	–	25	1,206
Impairment loss – intangible assets	4	17	1	1	2	–	1	–	–	1	27
Impairment of goodwill	–	–	–	–	–	–	1	–	–	–	1
Investments in associates and joint ventures	2	(5)	92	–	34	170	(5)	–	–	134	422
Total assets	109,327	30,274	51,027	7,893	45,765	1,019,120	88,798	14,889	5,406	6,430	1,378,929
Total liabilities	107,354	5,575	42,428	7,478	25,698	951,192	78,236	41,458	416	60,616	1,320,451

43 Segmental reporting continued

As at 31st December 2008	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m	Absa £m	Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Manage- ment[a] £m	Head Office Functions and Other Operations £m	Total Continuing Operations £m
Interest income from external customers	3,051	1,677	614	422	1,223	2,026	1,772	494	(52)	242	11,469
Other income from external customers	1,800	1,493	547	303	936	2,989	1,139	904	(26)	(355)	9,730
Income from external customers, net of insurance claims	4,851	3,170	1,161	725	2,159	5,015	2,911	1,398	(78)	(113)	21,199
Inter-segment income	(31)	51	(2)	1	28	216	81	(86)	6	(264)	–
Total income net of insurance claims	4,820	3,221	1,159	726	2,187	5,231	2,992	1,312	(72)	(377)	21,199
Impairment charges and other credit provisions	(642)	(1,097)	(172)	(71)	(347)	(2,423)	(593)	(44)	–	(30)	(5,419)
Segment expenses – external	(2,313)	(1,523)	(1,139)	(744)	(1,338)	(3,789)	(960)	(809)	(256)	(520)	(13,391)
Inter-segment expenses	(315)	76	332	269	55	15	(369)	(114)	(18)	69	–
Total expenses	(2,628)	(1,447)	(807)	(475)	(1,283)	(3,774)	(1,329)	(923)	(274)	(451)	(13,391)
Share of post-tax results of associates and joint ventures	8	(3)	–	–	5	6	(2)	–	–	–	14
Profit on disposal of subsidiaries, associates and joint ventures	–	–	–	–	1	–	–	326	–	–	327
Gain on acquisitions	–	92	52	–	–	2,262	–	–	–	–	2,406
Business segment profit before tax	1,558	766	232	180	563	1,302	1,068	671	(346)	(858)	5,136
Additional information
Depreciation and amortisation	122	122	74	51	101	272	68	40	1	31	882
Impairment loss – intangible assets	–	–	–	–	–	–	–	(3)	–	–	(3)
Impairment of goodwill	–	37	–	–	–	74	–	–	1	–	112
Investments in associates and joint ventures	1	(13)	–	–	84	150	(3)	–	–	122	341
Total assets	105,873	30,985	52,007	8,472	40,279	1,629,117	98,529	13,232	71,340	3,146	2,052,980
Total liabilities	109,004	3,014	35,108	7,907	20,724	1,603,093	74,936	45,816	68,372	37,595	2,005,569

Note

a At 31st December 2008 includes assets of the disposal group.

Notes to the financial statements For the year ended 31st December 2010 continued

43 Segmental reporting continued

Geographical information

(i) A geographical analysis of revenues from external customers is presented below:

	2010 £m	2009 £m	2008 £m
Continuing operations
UK and Ireland	12,807	12,946	12,023
Europe region	4,735	4,359	4,009
Americas	7,742	6,531	51
Africa	4,697	4,016	3,587
Asia	1,459	1,271	1,529
Total	31,440	29,123	21,199

Individual countries which represent more than 5% of income from external customers are as follows:

	2010 £m	2009 £m	2008 £m
UK	12,714	12,850	11,958
US	7,172	5,547	(471)
South Africa	3,684	2,980	2,618

In 2009, discontinued operations of the Barclays Global Investors business included £432m (2008: £319m) relating to UK and Ireland, £1,084m (2008: £1,181m) relating to Americas and £347m (2008: £416m) relating to Rest of the World.

44 Financial risks, liquidity and capital management

The disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section on pages 58 to 119.

This move has been to improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication. The relevant disclosures have been marked as audited and can be found as follows:

–	credit risk, on pages 58 to 93;

–	market risk, on pages 94 to 101;

–	capital resources, on pages 102 to 106; and

–	liquidity risk, on pages 107 to 112.

45 Critical accounting estimates

The Group’s accounting policies are set out on pages 193 to 204. Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Group’s financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Audit Committee.

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

An analysis of financial instruments carried at fair value by valuation hierarchy, particulars of the valuation techniques used and a sensitivity analysis of valuations using unobservable inputs is included in Note 41. This note also includes a discussion of the more judgemental aspects of valuation in the period, including: credit valuation adjustments on monoline exposures, commercial real estate loans, private equity investments, and fair value loans to government and business and other services.

Approximately £2.6bn of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31st December 2010. Approximately £2.0bn of this amount was recognised as part of the acquisition accounting and is included as an available for sale asset in the balance sheet. As discussed in Note 26, on 22nd February 2011 the Court issued its Opinion in relation to the related legal proceedings. This Opinion holds that Barclays is not entitled to receive approximately £1.3bn, and is only conditionally entitled to receive approximately £0.5bn, of the undelivered assets. In addition, the Opinion holds that Barclays is not entitled to approximately £1.3bn of assets it has already received.

45 Critical accounting estimates continued

The anticipated final Order, referred to in Note 26, should clarify the precise impact of the decisions set forth in the Opinion, and may be the subject of further proceedings or appeals by one or more of the parties concerned. Barclays has considered the Opinion, the decisions contained therein and its possible actions with respect thereto. As a result, there is significant judgement involved in the valuation of this asset. There is uncertainty relating to the interpretation of the Opinion and also the potential for further proceedings or appeals by the parties involved. The Group takes the view that the effective allowance of £0.6bn that is reflected in its estimate of fair value is appropriate. If the Opinion were to be unaffected by future proceedings and appeals, Barclays estimates that its maximum possible loss, based on its worst case reading of the Opinion, would be approximately £2.6bn, after taking into account the £0.6bn effective provision. The appropriate valuation of this asset will be kept under review as legal proceedings progress.

Allowances for impairment

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

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these retail portfolios is £3,296m (2009: £3,919m) and amounts to 59% (2009: 53%) of the total impairment charge on loans and advances in 2010.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £2,329m (2009: £3,439m) and amounts to 41% (2009: 47%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the credit risk management section on page 73.

The fair value of the Group’s 19.9% holding in BlackRock, Inc. was £4.6bn as at 31st December 2010, as compared to £5.4bn as at 31st December 2009 and £5.1bn at original acquisition date (1st December 2009). For an available-for-sale equity instrument, impairment should be recognised if any decline in fair value is significant or prolonged. The observed decline is not considered either significant or prolonged, in light of an increase in share price through the second half of the year and ongoing price volatility.

The Group’s loan to Protium Finance LP, as detailed on pages 90 to 92, is collateralised by underlying financial assets of the borrower. The cash flow expected to be generated by Protium’s assets over their contractual term would be sufficient to enable loan repayment. However, following a reassessment of the period over which the loan is expected to be realised, it is considered appropriate to record an impairment calculated by reference to the fair value of these assets. This has resulted in the recognition of an impairment charge of £532m as at 31st December 2010.

Goodwill

Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent cash generating units and the allocation of goodwill to these units. This allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The allocation is reviewed following business reorganisation. The carrying value of the unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of a unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. The most significant amounts of goodwill relate to UK Retail Banking and Absa, where goodwill impairment testing performed in 2010 indicated that this goodwill was not impaired. An analysis of goodwill by cluster, together with key assumptions underlying the impairment testing, is included in Note 19 on page 217.

Intangible assets

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold and have a finite useful life are amortised over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of circumstances, and judgement by the Group’s management. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The most significant amounts of intangible assets relate to Absa and Lehman Brothers North American businesses.

Notes to the financial statements For the year ended 31st December 2010 continued

45 Critical accounting estimates continued

Retirement benefit obligations

The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the income statement represents the contributions payable to the scheme. For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually in accordance with the requirements of IAS 19.

The actuarial valuation is dependent upon a series of assumptions, the key ones being interest rates, mortality, investment returns and inflation. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. The returns on fixed interest investments are set to market yields at the valuation date (less an allowance for risk) to ensure consistency with the asset valuation. The returns on UK and overseas equities are based on the long-term outlook for global equities at the calculation date having regard to current market yields and dividend growth expectations. The inflation assumption reflects long-term expectations of retail price inflation.

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2010 was £2,896m (2009: £3,946m). There are net recognised liabilities of £239m (2009: £698m) and unrecognised actuarial losses of £2,657m (2009: £3,248m). The net recognised liabilities comprised retirement benefit liabilities of £365m (2009: £769m) and assets of £126m (2009: £71m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2010 was £2,552m (2009: £3,534m). The reduction in the deficit resulted principally from better than expected asset performance, contributions paid in excess of the pension expense and a credit to past service costs following amendments to the treatment of minimum defined benefits.

Further information on retirement benefit obligations, including the sensitivity of principal assumptions, is included on pages 227 to 232.

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

Income taxes

The Group is subject to income taxes in numerous jurisdictions and the calculation of the Group’s tax charge and worldwide provisions for income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. These risks are managed in accordance with the Group’s Tax Principal Risk Framework.

46 Events after the balance sheet date

On 22 February 2011, the US Bankruptcy Court for the Southern District of New York issued its opinion in relation to Lehman Brothers Holdings Inc.. Further information is provided on page 226.

On 1st March 2011, Barclays agreed to acquire Egg’s UK credit card assets. Under the terms of the transaction, Barclays will purchase Egg’s UK credit card accounts, consisting of approximately 1.15 million credit card accounts with approximately £2.3bn of gross receivables. Completion is subject to competition clearance, and is expected to occur during the first half of 2011.

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm To the Board of

Directors and Shareholder of Barclays Bank PLC:

In our opinion, the accompanying Consolidated income statement and the related Consolidated statement of comprehensive income, Consolidated balance sheets, Consolidated statements of changes in equity and Consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31 December 2010 and 31 December 2009, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

10 March 2011

Barclays Bank PLC data

272 Consolidated income statement

273 Consolidated statement of comprehensive income

274 Consolidated balance sheet

275 Consolidated statement of changes in equity

276 Consolidated cash flow statement

277 Notes to the accounts

286 Financial data

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC and is the Group’s main licensed deposit taking institution under the Financial Services and Markets Act. The consolidated results and financial position of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

•

Barclays PLC shares held by the Group in employee share schemes and for trading purposes are deducted from reserves in Barclays PLC but recognised as available for sale and trading portfolio assets within Barclays Bank PLC; and

•	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC Group but represent non-controlling interests in Barclays PLC; and

•

Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

The risk exposures and business performance for Barclays Bank PLC are materially the same as those in Barclays PLC.

Barclays Bank PLC data

Consolidated income statement

For the year ended 31st December	Notes	2010 £m	2009 £m	2008 £m
Continuing operations
Interest income	a	20,035	21,236	28,010
Interest expense	a	(7,517)	(9,567)	(16,595)
Net interest income		12,518	11,669	11,415
Fee and commission income	b	10,368	9,946	7,573
Fee and commission expense	b	(1,497)	(1,528)	(1,082)
Net fee and commission income		8,871	8,418	6,491
Net trading income	c	8,080	6,994	1,270
Net investment income	d	1,490	283	680
Net premiums from insurance contracts		1,137	1,172	1,090
Gains on debt buy backs and extinguishments		–	1,249	24
Other income		118	140	420
Total income		32,214	29,925	21,390
Net claims and benefits incurred on insurance contracts		(764)	(831)	(237)
Total income net of insurance claims		31,450	29,094	21,153
Impairment charges and other credit provisions	6	(5,672)	(8,071)	(5,419)
Net operating income		25,778	21,023	15,734
Staff costs	7	(11,916)	(9,948)	(7,204)
Administration and general expenses	e	(6,581)	(5,557)	(5,189)
Depreciation of property, plant and equipment	20	(790)	(759)	(606)
Amortisation of intangible assets	19	(437)	(447)	(276)
Impairment of goodwill	19	(243)	(1)	(112)
Operating expenses		(19,967)	(16,712)	(13,387)
Share of post-tax results of associates and joint ventures		58	34	14
Profit on disposal of subsidiaries, associates and joint ventures	33	81	188	327
Gain on acquisitions	35	129	26	2,406
Profit before tax from continuing operations		6,079	4,559	5,094
Tax	f	(1,516)	(1,047)	(449)
Profit after tax from continuing operations		4,563	3,512	4,645
Profit after tax for the year from discontinued operations, including gain on disposal	34	–	6,777	604
Profit after tax		4,563	10,289	5,249

Profit attributable to equity holders of the Parent from:
Continuing operations		4,172	3,228	4,259
Discontinued operations		–	6,765	587
Total		4,172	9,993	4,846
Profit attributable to non-controlling interests	l	391	296	403

The note numbers refer to the notes on pages 193 to 269, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 277 to 285.

Barclays Bank PLC supplementary notes provided on pages 277 to 285 cover the line items where there is a difference to Barclays PLC.

273
Barclays Bank PLC data Consolidated statement of comprehensive income

For the year ended 31st December	2010 £m	2009 £m	2008 £m
Profit after tax	4,563	10,289	5,249
Other comprehensive income from continuing operations:
Currency translation reserve
– Currency translation differences	1,177	(853)	2,233
– Tax	–	(2)	840
Available for sale reserve
– Net (losses)/gains from changes in fair value	(152)	1,487	(1,747)
– Net gains transferred to net profit on disposal	(1,020)	(649)	(210)
– Net losses transferred to net profit due to impairment	53	672	382
– Changes in insurance liabilities	31	(67)	–
– Net gains transferred to net profit due to fair value hedging	(308)	(123)	(2)
– Tax	141	(177)	207
Cash flow hedging reserve
– Net gains from changes in fair value	601	285	305
– Net gains transferred to net profit	(684)	(120)	71
– Tax	39	(65)	(194)
Other	59	217	(58)
Other comprehensive income for the year, net of tax, from continuing operations	(63)	605	1,827
Other comprehensive income for the year, net of tax, from discontinued operations	–	(58)	114
Total comprehensive income for the year	4,500	10,836	7,190

Attributable to:
Equity holders of the Parent	3,609	10,286	6,654
Non-controlling interests	891	550	536
	4,500	10,836	7,190

Barclays Bank PLC data

Consolidated balance sheet

As at 31st December	Notes	2010 £m	2009 £m
Assets
Cash and balances at central banks		97,630	81,483
Items in the course of collection from other banks		1,384	1,593
Trading portfolio assets	g	168,930	151,395
Financial assets designated at fair value	13	41,485	42,568
Derivative financial instruments	14	420,319	416,815
Loans and advances to banks	15	37,799	41,135
Loans and advances to customers	15	427,942	420,224
Reverse repurchase agreements and other similar secured lending	17	205,772	143,431
Available for sale financial investments	h	65,440	56,651
Current tax assets	f	196	349
Prepayments, accrued income and other assets		5,269	6,358
Investments in associates and joint ventures	18	518	422
Goodwill and intangible assets	19	8,697	8,795
Property, plant and equipment	20	6,140	5,626
Deferred tax assets	9	2,517	2,303
Total assets		1,490,038	1,379,148
Liabilities
Deposits from banks		77,975	76,446
Items in the course of collection due to other banks		1,321	1,466
Customer accounts		345,802	322,455
Repurchase agreements and other similar secured borrowing	17	225,534	198,781
Trading portfolio liabilities	12	72,693	51,252
Financial liabilities designated at fair value	21	97,729	87,881
Derivative financial instruments	14	405,516	403,416
Debt securities in issue		156,623	135,902
Accruals, deferred income and other liabilities	22	13,233	14,241
Current tax liabilities	f	646	964
Subordinated liabilities	23	28,499	25,816
Deferred tax liabilities	9	514	470
Provisions	24	947	590
Retirement benefit liabilities	28	365	769
Total liabilities		1,427,397	1,320,449
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		59,174	55,925
Non-controlling interests	l	3,467	2,774
Total shareholders’ equity		62,641	58,699
Total liabilities and shareholders’ equity		1,490,038	1,379,148

The note numbers refer to the notes on pages 193 to 269, whereas the note letters refer to those on pages 277 to 285.

These financial statements have been approved for issue by the Board of Directors on 10th March 2011.

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other shareholders’ equity[c] £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Balance as at 1st January 2010	14,494	(84)	252	1,615	2,559	37,089	55,925	2,774	58,699
Profit after tax	–	–	–	–	–	4,172	4,172	391	4,563
Other comprehensive income net of tax:
Currency translation movements	–	–	–	742	–	–	742	435	1,177
Available for sale investments	–	(1,264)	–	–	–	–	(1,264)	9	(1,255)
Cash flow hedges	–	–	(100)	–	–	–	(100)	56	(44)
Other	–	–	–	–	45	14	59	–	59
Total comprehensive income for the year	–	(1,264)	(100)	742	45	4,186	3,609	891	4,500
Equity settled share schemes	–	–	–	–	–	830	830	–	830
Vesting of Barclays PLC shares under share-based payment schemes	–	–	–	–	–	(718)	(718)	–	(718)
Capital injection from Barclays PLC	–	–	–	–	–	1,214	1,214	–	1,214
Dividends paid	–	–	–	–	–	(235)	(235)	(158)	(393)
Dividends on preference shares and other shareholders’ equity	–	–	–	–	–	(645)	(645)	–	(645)
Net decrease in other shareholders’ equity arising on acquisitions, disposals and capital issuances	–	–	–	–	(487)	–	(487)	–	(487)
Other reserve movements	–	–	–	–	(48)	(271)	(319)	(40)	(359)
Balance as at 31st December 2010	14,494	(1,348)	152	2,357	2,069	41,450	59,174	3,467	62,641

Balance as at 1st January 2009	14,458	(1,249)	132	2,840	2,564	22,457	41,202	2,372	43,574
Profit after tax	–	–	–	–	–	9,993	9,993	296	10,289
Other comprehensive income net of tax from continuing operations:
Currency translation movements	–	–	–	(1,140)	–	–	(1,140)	285	(855)
Available for sale investments	–	1,155	–	–	–	–	1,155	(12)	1,143
Cash flow hedges	–	–	119	–	–	–	119	(19)	100
Other	–	–	–	–	47	170	217	–	217
Other comprehensive income net of tax from discontinued operations	–	10	–	(85)	–	17	(58)	–	(58)
Total comprehensive income for the year	–	1,165	119	(1,225)	47	10,180	10,286	550	10,836
Issue of new ordinary shares	25	–	–	–	–	–	25	–	25
Equity settled share schemes	–	–	–	–	–	298	298	–	298
Vesting of Barclays PLC shares under share-based payment schemes	–	–	–	–	–	(80)	(80)	–	(80)
Capital injection from Barclays PLC	–	–	–	–	–	4,850	4,850	–	4,850
Dividends paid	–	–	–	–	–	(103)	(103)	(132)	(235)
Dividends on preference shares and other shareholders’ equity	–	–	–	–	–	(599)	(599)	–	(599)
Net increase/(decrease) in non-controlling interests arising on acquisitions, disposals and capital issuances	–	–	–	–	–	–	–	(82)	(82)
Other reserve movements	11	–	1	–	(52)	86	46	66	112
Balance as at 31st December 2009	14,494	(84)	252	1,615	2,559	37,089	55,925	2,774	58,699

Notes

a For further details refer to Note i.

b For further details refer to Note j.

c For further details refer to Note k.

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31st December	2010 £m	2009 £m	2008 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	6,079	4,559	5,094
Adjustment for non-cash items:
Allowance for impairment	5,672	8,071	5,419
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,346	1,196	885
Other provisions, including pensions	914	428	804
Net profit on disposal of investments and property, plant and equipment	(1,057)	(610)	(371)
Net profit from disposal of subsidiaries	(77)	(191)	(327)
Net gains on acquisitions	(129)	(26)	(2,406)
Other non-cash movements[a]	(6,680)	4,224	980
Changes in Operating assets and Liabilities
Net (increase)/decrease in loans and advances to banks and customers	(63,212)	25,482	(58,432)
Net increase/(decrease) in deposits and debt securities in issue	63,699	(49,014)	76,886
Net (increase)/decrease in derivative financial instruments	(1,298)	3,321	(17,529)
Net (increase)/decrease in trading assets	(17,517)	34,292	26,945
Net increase/(decrease) in trading liabilities	21,441	(8,222)	(5,928)
Net decrease in financial investments	11,126	20,459	5,229
Net decrease/(increase) in other assets	1,366	(465)	(3,013)
Net decrease in other liabilities	(2,521)	(907)	(492)
Corporate income tax paid	(1,430)	(1,176)	(1,398)
Net Cash from Operating activities	17,722	41,421	32,346
Purchase of available for sale investments	(76,418)	(78,420)	(57,756)
Proceeds from sale or redemption of available for sale investments	71,251	88,931	51,429
Net addition of intangible assets	(217)	(226)	(666)
Purchase of property, plant and equipment	(1,767)	(1,150)	(1,643)
Proceeds from sale of property, plant and equipment	556	372	799
Acquisitions of subsidiaries, net of cash acquired	886	(28)	(961)
Disposal of subsidiaries, net of cash disposed	81	339	238
Disposal of discontinued operation, net of cash disposed	-	2,469	-
Other cash flows associated with investing activities	1	(27)	(102)
Net Cash from investing activities	(5,627)	12,260	(8,662)
Dividends paid	(1,011)	(590)	(1,446)
Proceeds of borrowings and issuance of debt securities	2,131	3,549	9,645
Repayments of borrowings and redemption of debt securities	(1,211)	(4,383)	(1,207)
Net issue of shares and other equity instruments	-	14	1,339
Capital injection from Barclays PLC	1,214	800	5,137
Net issue of shares to non-controlling interests	-	-	11
Net Cash from financing activities	1,123	(610)	13,479
Effect of exchange rates on cash and cash equivalents	3,842	(2,864)	(6,018)
Net cash from discontinued operations	-	(376)	286
Net increase in cash and cash equivalents	17,060	49,831	31,431
Cash and cash equivalents at beginning of year	114,340	64,509	33,078
Cash and cash equivalents at end of year	131,400	114,340	64,509
Cash and cash equivalents comprise:
Cash and balances at central banks	97,630	81,483	30,019
Loans and advances to banks with original maturity less than three months	31,934	30,461	32,279
Available for sale treasury and other eligible bills with original maturity less than three months	1,667	2,244	2,100
Trading portfolio assets with original maturity less than three months	169	152	111
	131,400	114,340	64,509

Note

a	Other non-cash movements principally comprise movements in exchange rates less subordinated hedging.

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2010 £m	2009 £m	2008 £m
Cash and balances with central banks	271	131	174
Available for sale investments	1,483	1,937	2,355
Loans and advances to banks	440	513	1,267
Loans and advances to customers	17,677	18,456	23,754
Other interest income	164	199	460
Interest income	20,035	21,236	28,010
Deposits from banks	(370)	(634)	(2,189)
Customer accounts	(1,415)	(2,720)	(6,714)
Debt securities in issue	(3,632)	(4,134)	(5,947)
Subordinated liabilities	(1,778)	(1,718)	(1,349)
Other interest expense	(322)	(361)	(396)
Interest expense	(7,517)	(9,567)	(16,595)
Net interest income	12,518	11,669	11,415

Interest income includes £213m (2009: £185m, 2008: £135m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

b Net fee and commission income

	2010 £m	2009 £m	2008 £m
Banking and credit related fees and commissions	10,063	9,578	7,208
Brokerage fees	77	88	56
Investment management fees	79	133	120
Foreign exchange commission	149	147	189
Fee and commission income	10,368	9,946	7,573
Fee and commission expense	(1,497)	(1,528)	(1,082)
Net fee and commission income	8,871	8,418	6,491
c Net trading income
	2010 £m	2009 £m	2008 £m
Trading income	7,019	8,132	(1,665)
Gain on foreign exchange dealings	670	682	1,272
Own credit gain/(charge)	391	(1,820)	1,663
Net trading income	8,080	6,994	1,270
d Net investment income
	2010 £m	2009 £m	2008 £m
Net gain from disposal of available for sale assets	1,027	576	212
Dividend income	129	6	196
Net gain/(loss) from financial instruments designated at fair value	274	(208)	33
Other investment income/(losses)	60	(91)	239
Net investment income	1,490	283	680

Barclays Bank PLC data

Notes to the accounts continued

e Administration and general expenses

	2010 £m	2009 £m	2008 £m
Property and equipment	1,813	1,641	1,356
Outsourcing and professional services	1,704	1,495	1,471
Operating lease rentals	637	639	520
Marketing, advertising and sponsorship	631	492	591
Subscriptions, publications and stationery	584	519	458
Travel and accommodation	358	273	275
Other administration and general expenses	729	437	488
Impairment of property, equipment and intangible assets	125	61	30
Administration and general expenses	6,581	5,557	5,189

In June 2010, the UK Government announced its intention to introduce a bank levy, which will apply to elements of the Group’s consolidated liabilities and equity held as at 31st December 2011. The draft legislation is expected to be enacted by the UK Parliament later this year. Based on the 31st December 2010 balance sheet position and the draft requirements, we estimate that the bank levy would result in an annual charge to the income statement of approximately £400m from 2011 onwards.

f Tax

Tax charge

	2010 £m	2009 £m	2008 £m
Current tax charge/(credit)
Current year	1,413	1,235	1,197
Adjustment for prior years	(20)	(131)	98
	1,393	1,104	1,295
Deferred tax charge/(credit)
Current year	118	45	(577)
Adjustment for prior years	5	(102)	(269)
	123	(57)	(846)
Tax charge	1,516	1,047	449

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income on page 273, including within Other, tax credits of £59m (2009: £218; 2008: £2m charge) principally relating to share based payments.

Factors impacting income tax charge for the year

The table below shows the reconciliation between the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax and the actual tax charge.

	2010 £m	2009 £m	2008 £m
Profit before tax from continuing operations	6,079	4,560	5,094
Tax charge based on the standard UK corporation tax rate of 28% (2009:28%, 2008:28.5%)	1,702	1,277	1,452
Adjustments for prior years	(15)	(233)	(171)
Effect of overseas tax rates different from the standard UK tax rate[a]	(135)	(27)	175
Non-taxable gains and income[b]	(156)	(119)	(851)
Impact of share price movements on share-based payments	41	(38)	201
Deferred tax assets (previously not recognised)/not recognised	(160)	27	(504)
Change in tax rates[c]	34	(12)	(1)
Non-deductible expenses and other items	205	172	148
Tax charge	1,516	1,047	449
Effective tax rate[d]	25%	23%	9%

The introduction of the UK bank levy is expected to result in a charge to operating expenses in 2011 (refer to note 8).

Notes

a	Includes a deferred tax benefit of £205m in 2010 arising from the reorganisation of Spanish securitisation financing.
b	Non-taxable gains and income is net of £42m relating to £58m withholding tax on the intra-group return of capital. Revenue of £58m has been recognised in relation to related payments received.
c	The UK has passed legislation to reduce the UK tax rate from 28% to 27% from 1st April 2011. This reduced the value of the net UK deferred tax asset at 31st December 2010 resulting in a tax charge of £14m (2009: £nil) included in the £34m for the impact of change in tax rates.
d	The low effective tax rate of 9% in 2008 mainly resulted from the Lehman Brothers North American business acquisition.

Barclays Bank PLC data

Notes to the accounts continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2010 £m	2009 £m
Assets	349	389
Liabilities	(964)	(1,215)
As at 1st January	(615)	(826)
Income statement	(1,393)	(1,125)
Equity	180	(109)
Corporate income tax paid	1,430	1,282
Acquisitions and disposals	(4)	(33)
Exchange and other adjustments	(48)	196
	(450)	(615)
Assets	196	349
Liabilities	(646)	(964)
As at 31st December	(450)	(615)

g Trading portfolio assets
	2010 £m	2009 £m
Debt securities and other eligible bills	139,240	126,520
Equity securities	25,676	19,653
Traded loans	2,170	2,962
Commodities	1,844	2,260
Trading portfolio assets	168,930	151,395
h Available for sale financial investments
	2010 £m	2009 £m
Debt securities and other eligible bills	59,629	49,807
Equity securities	5,811	6,844
Available for sale financial investments	65,440	56,651

Barclays Bank PLC data

Notes to the accounts continued

i Called up share capital

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC, as at 31st December 2010, comprised 2,342 million ordinary shares of £1 each (2009: 2,342 million).

Preference Shares

The issued preference share capital of Barclays Bank PLC, as at 31st December 2010, comprised 1,000 sterling Preference Shares of £1 each (2009: 1,000); 240,000 Euro Preference Shares of €100 each (2009: 240,000); 75,000 Sterling Preference Shares of £100 each (2009: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2009: 100,000); 237 million US Dollar Preference Shares of US$0.25 each (2009: 237 million).

Share capital	2010 £m	2009 £m
Called up ordinary share capital, alloted and fully paid
As at 1st January	2,342	2,338
Issued for cash	-	4
As at 31st December	2,342	2,342
Called up preference share capital, allotted and fully paid as at 1st January and 31st December	60	60
Called up share capital	2,402	2,402

Share premium	2010 £m	2009 £m
As at 1st January	12,092	12,060
Ordinary shares issued for cash	-	21
Preference shares – other movement	-	11
As at 31st December	12,092	12,092

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

Barclays Bank PLC data

Notes to the accounts continued

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

Barclays Bank PLC data

Notes to the accounts continued

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

Barclays Bank PLC data

Notes to the accounts continued

j Reserves

Available for Sale Reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve movement of £1,255m was driven by the decrease in the fair value of the Group’s investment in BlackRock Inc. of £764m, partially offset by increases in the fair value of other available for sale assets as markets recovered.

The movement also includes the net gains transferred to net profit on disposal that arose on the disposal of the structural hedge portfolio, sovereign positions that were no longer eligible for liquidity purposes and excess Euro, US Dollar and Japanese Yen government securities.

Cash Flow Hedge Reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes more than offset by related gains transferred to net profit.

Currency Translation Reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation differences of £1,177m, including £435m associated with non-controlling interests, is largely due to the appreciation in the Rand and US Dollar, offset by the depreciation in the Euro.

During the year, £279m of the currency translation reserve was recognised in the income statement, principally as a result of the restructuring of group entities based in the US and repatriation of capital from overseas.

k Other shareholders’ equity

	2010 £m	2009 £m
As at 1st January	2,559	2,564
Tax Credits	45	47
Other Movements	(48)	(52)
Redemption	(487)	-
As at 31st December	2,069	2,559

Included in other shareholders’ equity are:

Issuances of reserve capital instruments which bear a fixed rate of interest ranging between 7.375%-8.55% until 2010 or 2011. After these dates, in the event that the reserve capital instruments are not redeemed, they will bear interest at rates fixed periodically in advance, based on London or European interbank rates. These instruments are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June or December 2010 or 2011. The Bank may elect to defer any payment of interest on the reserve capital instruments for any period of time. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares. The reserve capital instruments which matured during 2010 were redeemed in full, resulting in a reduction in other shareholders’ equity of £487m.

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

Barclays Bank PLC data

Notes to the accounts continued

l Non-controlling interests

	Profit attributable to Non-controlling interests		Equity attributable to Non-controlling interests
	2010 £m	2009 £m	2010 £m	2009 £m
Absa Group Limited	362	272	3,208	2,539
Other	29	24	259	235
Total	391	296	3,467	2,774

The increase in Absa Group Limited non-controlling interest is attributed to £362m share of net profit and £436m upward foreign exchange movement, partially offset by £138m dividend payment.

m Dividends

Dividends paid in the year were:

	2010 £m	2009 £m
On ordinary shares
Final dividend	-	-
Interim dividend	235	103
Dividends	235	103

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and in 2009, to fund the repurchase by Barclays PLC of ordinary share capital.

Dividends per ordinary share for 2010 were 10p (2009: 4p). Dividends paid on the 4.75% €100 preference shares amounted to £433.27 per share (2009: £441.42). Dividends paid on the 4.875% €100 preference shares amounted to £408.11 per share (2009: £439.34). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2009: £600.00). Dividends paid on the 6.278% US$100 preference shares amounted to £413.25 per share (2009: £385.59). Dividends paid on the 6.625% US$0.25 preference shares amounted to £1.09 per share (2009: £1.06). Dividends paid on the 7.1% US$0.25 preference shares amounted to £1.17 per share (2009: £1.13). Dividends paid on the 7.75% US$0.25 preference shares amounted to £1.28 per share (2009: £1.24). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.34 per share (2009: £1.30).

Dividends paid on preference shares amounted to £485m (2009: £477m). Dividends paid on other equity instruments as detailed in Note k amounted to £160m (2009: £122m).

n Financial risks, liquidity and capital management

The only significant financial instruments that are held by Barclays Bank PLC and not Barclays PLC are investments in Barclays PLC ordinary shares, dealt with as trading portfolio equity assets, debt securities and available for sale financial investments as appropriate.

There consequently are no significant differences in exposures to market risk, credit risk, liquidity risk and the fair value of financial instruments between Barclays PLC and Barclays Bank PLC, and no differences in the manner in which these financial risks are managed. The disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section on pages 42 to 119.

This move has been to improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication. The relevant disclosures have been marked as audited and can be found as follows:

–	credit risk, on pages 58 to 93;

–	market risk, on pages 94 to 101;

–	liquidity risk, on pages 107 to 112; and

–	capital resources, on pages 102 to 106.

o Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on pages 102 to 106.

The table below provides details of the Barclays Bank PLC Group at 31st December 2010 and 2009.

Regulatory Capital
	Basel II 2010 £m	Basel II 2009 £m
Total qualifying Tier 1 Capital	53,729	49,722
Total qualifying Tier 2 Capital	15,823	14,620
Total Deductions	(2,250)	(880)
Total net Capital resources	67,302	63,462

p Related Parties

Executive Directors and Officers of Barclays Bank PLC as a Group (involving 14 persons) held, at 31st December 2010, options to purchase 2,977,914 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 470p under Sharesave and ranging from 317p to 520p under the Incentive Share Option Plan, respectively.

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2010: 27 persons, 2009: 29 persons, 2008: 25 persons) for the year ended 31st December 2010 amounted to £122.0m (2009: £30.1m, 2008: £26.9m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2010, to provide pension benefits for the Directors and Officers amounted to £1.0m (2009: £0.7m , 2008: £0.9m).

Barclays Bank PLC data

Notes to the accounts continued

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in Note 43 to the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £14m (2009: £26m) between Barclays PLC and Barclays Bank PLC is included in Head Office Functions and Other Operations ; and

–	the difference in total assets of £393m (2009: £219m) is represented by holdings of Barclays PLC shares held by the businesses.

Barclays Bank PLC data

Financial data

Selected financial statistics	IFRS
	2010%	2009%	2008%	2007%	2006%
Attributable profit from continuing operations as a percentage of:
- average total assets	0.3	0.2	0.3	0.4	0.4
- average shareholders’ equity	6.8	6.5	12.1	14.5	18.8
Average shareholders’ equity as a percentage of average total assets	4.0	2.9	2.0	2.2	2.2

Selected income statement data	£m	£m	£m	£m	£m
Continuing operations
Interest income	20,035	21,236	28,010	25,296	21,795
Interest expense	(7,517)	(9,567)	(16,595)	(15,707)	(12,662)
Non-interest income	19,696	18,256	9,975	11,948	11,433
Operating expenses	(19,967)	(16,712)	(13,387)	(12,096)	11,723
Impairment charges	(5,672)	(8,071)	(5,419)	(2,795)	(2,154)
Share of post-tax results of associates and joint ventures	58	34	14	42	46
Profit on disposal of subsidiaries, associates and joint ventures	81	188	327	28	323
Gain on acquisitions	129	26	2,406	-	-
Profit before tax from continuing operations	6,079	4,559	5,094	6,254	6,483
Profit for the year from discontinued operations, including gain on disposal	-	6,777	604	571	384
Profit attributable to equity holders of the Parent from:
Continuing operations	4,172	3,228	4,259	4,218	4,578
Discontinued operations	-	6,765	587	531	336

Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	62,641	58,699	43,574	31,821	27,106
Subordinated liabilities	28,499	25,816	29,842	18,150	13,786
Deposits from banks, customer accounts and debt securities in issue	580,400	534,803	603,869	506,623	447,453
Loans and advances to banks and customers	465,741	461,359	509,522	385,518	313,226
Total assets	1,490,038	1,379,148	2,053,029	1,227,583	996,503

Ratio of earnings to fixed charges – Barclays Bank Plc

	2010	2009	2008	2007	2006
		(In £m except for ratios)
Ratio of earnings to fixed charges
Fixed charges
Interest expense	20,516	20,962	38,197	37,903	30,385
Rental expense	254	256	235	158	135
Total fixed charges	20,770	21,218	38,432	38,061	30,520
Earnings
Income before taxes and non-controlling interests	6,079	4,559	5,094	6,254	6,483
Less: unremitted pre-tax income of associated companies and joint ventures	(49)	(43)	(19)	(45)	(41)
	6,030	4,516	5,075	6,209	6,442
Fixed charges	20,770	21,218	38,432	38,061	30,520
Total earnings including fixed charges	26,800	25,734	43,507	44,270	36,962
Ratio of earnings to fixed charges	1.29	1.21	1.13	1.16	1.21

Ratio of earnings to fixed charges and preference shares – Barclays Bank Plc

	2010	2009	2008	2007	2006
		(In £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	20,516	20,962	38,197	37,903	30,385
Rental expense	254	256	235	158	135
Fixed charges	20,770	21,218	38,432	38,061	30,520
Preference share dividends and similar appropriations	594	646	583	345	395
Total fixed charges	21,364	21,864	39,015	38,406	30,915
Earnings
Income before taxes and non-controlling interests	6,079	4,559	5,094	6,254	6,483
Less: unremitted pre-tax income of associated companies and joint ventures	(49)	(43)	(19)	(45)	(41)
	6,030	4,516	5,075	6,209	6,442
Fixed charges	21,364	21,864	39,015	38,406	30,915
Total earnings including fixed charges	27,394	26,380	44,090	44,615	37,357
Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.28	1.21	1.13	1.16	1.21

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

Since December 2009 Barclays has declared and paid dividends on a quarterly basis. A final dividend for the full year ended 31st December 2009 of 1.5p was paid in March 2010 and there were three equal payments in June, September and December 2010 of 1p per ordinary share. A final cash dividend for the full-year ended
31st December 2010 of 2.5p was announced on 15th February 2011 for payment on 18th March 2011.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share	2010	2009	2008	2007	2006
Interim	3.0	1.00	11.50	11.50	10.50
Final	2.5	1.50	–	22.50	20.50
Total	5.5	2.50	11.50	34.00	31.00

US Dollars per 25p ordinary share	2010	2009	2008	2007	2006
Interim	0.05	0.02	0.20	0.23	0.20
Final	0.04	0.02	–	0.45	0.41
Total	0.09	0.04	0.20	0.68	0.61

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:
US Dollars per American Depositary Share	2010	2009	2008	2007	2006
Interim	0.18	0.07	0.82	0.93	0.80
Final	0.16	0.09	–	1.78	1.64
Total	0.34	0.16	0.82	2.71	2.44

For years prior to 2009, final dividends expressed in Dollars have been translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate). From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. The final dividend for 2010 is expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on 4th March 2011 (the latest practicable date for inclusion in this report). No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31st December 2010, 12,181,940,871 ordinary shares were in issue.

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

There were 791 ADR holders and 1,612 recorded holders of ordinary shares with US addresses at 31st December 2010, whose shareholdings represented approximately 2.85% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Sale prices for ordinary shares	25p ordinary shares		American Depositary Shares
	High	Low	High	Low
	p	p	US$	US$
2011
By month:
January	311.0	272.8	19.8	16.6
February	333.6	298.5	21.7	19.1

2010
By month:
July	339.6	255.4	21.4	15.4
August	344.0	298.0	22.0	18.2
September	325.0	299.6	20.3	18.8
October	308.8	274.6	19.8	17.5
November	297.0	256.2	19.2	15.9
December	276.0	259.8	17.5	16.1

By quarter:
First quarter	367.6	262.0	22.2	16.3
Second quarter	383.2	267.4	24.1	15.7
Third quarter	344.0	255.4	22.0	15.4
Fourth quarter	308.8	256.2	19.8	15.9

2009
First quarter	184.6	51.2	11.0	3.1
Second quarter	316.3	157.0	20.5	9.3
Third quarter	380.3	287.0	25.4	18.4
Fourth quarter	383.6	264.3	25.2	17.4

2009
2008	506.4	127.7	41.4	7.4
2007	790.0	474.5	62.5	39.9
2006	737.0	586.0	61.5	41.8
2005	615.0	520.0	47.0	37.2

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2010 [a]	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
Classification of shareholders
Personal holders	319,583	94.53	500,485,255	4.11
Banks and nominees	16,613	4.91	11,046,633,158	90.68
Other companies	1,842	0.54	634,705,904	5.21
Insurance companies	11	0.00	102,293	0.00
Pensions funds	11	0.00	14,261	0.00
Totals	338,060	100	12,181,940,871	100
Shareholding range
1-100	18,785	5.56	771,751	0.01
101-250	78,862	23.33	16,264,958	0.13
251-500	90,031	26.63	31,281,722	0.26
501-1,000	55,015	16.27	39,759,461	0.33
1,001-5,000	69,449	20.54	152,623,678	1.25
5,001-10,000	13,667	4.04	96,870,207	0.80
10,001-25,000	8,163	2.41	123,584,716	1.01
25,001-50,000	1,933	0.57	66,180,910	0.54
50,001 and over	2,155	0.64	11,654,603,468	95.67
Totals	338,060	100	12,181,940,871	100
United States holdings	1,612	0.48	3,513,522	0.03

Note

a These figures include Barclays Sharestore members.

Shareholder information

continued

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2010 through to February 2011, the highest and lowest closing spot rates as determined by Bloomberg at 5:00 p.m (New York time) (the “Closing Spot Rate”), expressed in US Dollars per Pound Sterling were:

	(US Dollars per Pound Sterling)
	February	January	December	November	October	September
	2011		2010
High	1.63	1.60	1.59	1.63	1.60	1.58

Low	1.60	1.55	1.54	1.56	1.57	1.54

For the years 2005 through to 2008 the average of the noon buying rates on the last day of each month is shown in the table below. From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. For 2009 the average Closing Spot Rate on the last day of each month is shown in the table below.

	(US Dollars per Pound Sterling)
	2010	2009	2008	2007	2006
Average	1.54	1.57	1.84	2	1.86

On 4th March 2011, the Closing Spot Rate in Pound Sterling was $1.63.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Shareholder information continued

Articles of Association

The Company was incorporated in England on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was reregistered as Barclays PLC on 1st January 1985.

Under the Companies Act 2006 (Act) a company’s Memorandum of Association now need only contain the names of the subscribers and the number of shares each subscriber has agreed to take. For companies in existence as of 1st October 2009, all other provisions which were contained in the company’s Memorandum of Association, including the company’s objects, are now deemed to be contained in the company’s articles. The Act also states that a company’s objects are unrestricted unless that company’s articles provide otherwise. Barclays PLC adopted new Articles of Association at its Annual General Meeting (AGM) on 30th April 2010 to reflect these changes and as a result its objects are now unrestricted.

The Company may, by Special Resolution, amend its Articles of Association. In addition to the changes referred to above, the Articles of Association adopted at the 2010 AGM updated the Articles of Association to reflect the implementation of the remaining provisions of the Companies Act 2006. The following is a summary of the current Articles of Association (Articles):

Directors

(i)     The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.

(ii)    Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

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

Classes of Shares

The Company only has Ordinary Shares in issue. The Articles also provide for sterling preference shares of £100 each, dollar preference shares of $100 each, dollar preference shares of $0.25 each, euro preference shares of €100 each and yen preference shares of ¥10,000 each (together, the Preference Shares). In accordance with the authority granted at the AGM, Preference Shares may be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. No Preference Shares have been issued to date. The Articles contain provisions to the following effect:

Shareholder information

continued

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

(ii) Voting

Every member who is present in person or by proxy or represented at any general meeting of the Company, and who is entitled to vote, has one vote on a show of hands (when a proxy is appointed by more than one member, the proxy will have one vote for and one vote against a resolution if he has received instructions to vote for the resolution by one or more members and against the resolution by one or more members). On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by order in the share register) or his proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine.

If any member, or any other person appearing to be interested in any of the Company’s Ordinary Shares, is served with a notice under Section 793 of the Act and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of the Company. The Board may further direct that if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by the Company until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified ‘excepted transfers’). A direction ceases to have effect seven days after the Company has received the information requested, or when the Company is notified that an ‘excepted transfer’ of all of the relevant shares to a third party has occurred, or as the Board otherwise determines.

(iii) Transfers

Ordinary Shares may be held in either certificated or uncertificated form. Certificated Ordinary Shares shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. Transfers of uncertificated Ordinary Shares shall be made in accordance with the Act and Uncertificated Securities Regulations.

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

(iv) Redemption and Purchase

Subject to applicable legislation and the rights of the other shareholders, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Directors are authorised to determine the terms, conditions and manner of redemption of any such shares under the Articles. While the Company currently has no redeemable shares in issue, any series of Preference Shares issued in the future will be redeemable, in whole or in part, at the option of the Company on a date not less than five years after the date on which such series of Preference Shares was first issued. Note that under the Companies Act 1985, in addition to obtaining shareholder approval, companies required specific enabling provisions in their articles to purchase their own shares. Following implementation of the Act, this enabling provision is now included in the Act and is therefore no longer included in the Articles. Shareholder approval is still required under the Act in order to purchase shares.

Shareholder information continued

(v) Calls on capital

The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred. Interest will be chargeable on any unpaid amount called at a rate determined by the Board (of not more than 20% per annum).

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

(vi) Variation of Rights

The rights attached to any class of shares may be varied either with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class or with the sanction of special resolution passed at a separate meeting of the holders of the shares of that class.

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

Subject as noted above, all shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a satellite meeting place or, if the meeting place is inadequate to accommodate all members and proxies entitled to attend, another meeting place may be arranged to accommodate such persons other than that specified in the notice of meeting, in which case shareholders may be excluded from the principal place.

Holders of Preference Shares have no right to receive notice of, attend or vote at, any general meetings of the Company as a result of holding Preference Shares.

Limitations on foreign shareholders

There are no restrictions imposed by the Articles or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or (when entitled to do so) vote the Company's Ordinary Shares.

Notices

A document or information may be sent by the Company in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient, in accordance with the provisions set out in the Act. Accordingly, a document or information may only be sent in electronic form to a person who has agreed to receive it in that form or, in the case of a company, who has been deemed to have so agreed pursuant to applicable legislation. A document or information may only be sent by being made available on a website if the recipient has agreed to receive it in that form or has been deemed to have so agreed pursuant to applicable legislation, and has not revoked that agreement.

In respect of joint holdings, documents or information shall be sent to the joint holder whose name stands first in the register.

A member who (having no registered address within the UK) has not supplied an address in the UK at which documents or information may be sent is not entitled to have documents or information sent to him/her.

In addition, the Company may cease to send notices to any member who has been sent documents on two consecutive occasions over a period of at least 12 months and when each of those documents is returned undelivered or notification is received that they have not been delivered.

Capitalisation of profits

The Company may, by ordinary resolution, upon the recommendation of the Board capitalise all or any part of an amount standing to the credit of a reserve or fund to be set free for distribution provided that amounts from the share premium account, capital redemption reserve or any profits not available for distribution should be applied only in paying up unissued shares to be allotted to members credited as fully paid and no unrealised profits shall be applied in paying up debentures of the Company or any amount unpaid on any share in the capital of the Company.

Indemnity

Subject to applicable legislation, every current and former Director or other officer of the Company (other than any person engaged by the company as auditor) shall be indemnified by the Company against any liability in relation to the Company, other than (broadly) any liability to the Company or a member of the Croup, or any criminal or regulatory fine.

Officers of the Group	Date of appointment as officer
Lawrence Dickinson	Company Secretary	2002
Mark Harding	Group General Counsel	2003
Antony Jenkins	Chief Executive of Global Retail Banking	2009
Tom Kalaris	Chief Executive of Barclays Wealth	2009
Robert Le Blanc	Group Risk Officer	2004
Jerry del Missier	Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	2009
Maria Ramos	Group Chief Executive, Absa	2009
Rich Ricci	Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	2009
Cathy Turner	Group Human Resources Director	2009
John Worth[a]	Group Financial Controller	2011

Note

a John Worth held the position of Interim Group Financial Controller during 2010.

Shareholder information

continued

Taxation of UK holders

The following is a summary of certain UK tax issues which are Iikely to be material to the holding and disposal of Ordinary Shares of Barclays PLC (the “Bank”), Preference Shares of Barclays Bank PLC, or ADSs representing such Ordinary Shares or Preference Shares (together the “Shares”).

It is based on current law and the practice of Her Majesty’s Revenue and Customs (“HMRC”), which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, the summary deals with shareholders who are resident in the UK for UK tax purposes, who are absolute beneficial owners of the Shares, and who hold the Shares as capital assets for tax purposes. It does not discuss the tax treatment classes of shareholder subject to special rules such as dealers in securities.

Persons who are in any doubt as to their tax position should consult their professional advisers. Persons who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of Shares are particularly advised to consult their professional advisers as to whether they are so liable.

(i) Taxation of dividends

In accordance with UK law, Barclays PLC or Bank (as the case may be) pays dividends on the Shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

UK resident individuals receiving a dividend will generally be entitled to a tax credit in respect of such dividend which may used by certain shareholders to set against any liability they may have to UK income tax on that dividend. The value of the tax credit is currently equal to one-ninth of the amount of the cash dividend. The cash dividend received plus the related tax credit (together, the “gross dividend”) will be part of the shareholder’s total income for UK income tax purposes. It will be regarded as the top slice of the shareholder’s income, and will be subject to UK income tax at a special rate (see below).

If the shareholder is a UK resident individual liable to income tax only at the basic rate, then he/she will be liable to UK income tax of 10% of the gross dividend. Since the tax credit will fully match this liability, there should be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher or additional rates, there will be a further liability to tax because the tax credit will not fully match the tax liability. Higher/additional rate taxpayers are taxable on the gross dividend at a special rate (currently 32.5%/ 42.5% respectively) against which the tax credit may be set.

Subject to special rules for small companies, UK resident shareholders within the charge to UK corporation tax will be subject to UK corporation tax on the dividends paid on the Shares unless the dividend falls within an exempt class and certain conditions are met.

UK resident shareholders are not entitled to any repayment of tax credits. A non-UK resident shareholder will not generally be entitled to any payment from HMRC of a tax credit in respect of a UK dividend paid on the Shares. Some non-UK resident shareholders may be able to recover some or all of the tax credit under an applicable double tax treaty and should consult their own professional advisers as to whether they are so entitled and as to the process for making such a claim.

(ii) Taxation of shares under the Dividend Reinvestment Plan

Where a shareholder elects to purchase shares using their cash dividend, the individual will generally be Iiable for income tax on dividends reinvested in the Dividend Reinvestment Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their annual tax return in the normal way. The tax consequences for a UK individual are the same as described in “Taxation of dividends” above.

(iii) Taxation of capital gains

Where shares are disposed of, a liability to tax on capital/chargeable gains may arise, depending on the shareholder’s circumstances. Where shares are sold, a liability to tax may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs and indexation relief (up to 5th April 1998). To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Shareholders within the charge to UK corporation tax may be eligible for indexation allowance.

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

(iv) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section “Taxation of US holders – Stamp Duty”. The transfer on sale of Ordinary Shares and Preference Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer. An unconditional agreement to transfer Ordinary Shares and Preference Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability will be cancelled, or a right to a repayment (generally, with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement Is completed by a duty stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

Paperless transfers of Ordinary Shares and Preference Shares within CREST are liable to stamp duty reserve tax rather than stamp duty. Stamp duty reserve tax on transactions settled within the CREST system or reported through it for regulatory purposes will be collected by CREST.

Special rules apply to certain categories of person, including intermediaries, market makers, brokers, dealers and persons connected with depositary arrangements and clearance services.

(v) Inheritance tax

An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders

The following is a summary of the principal US tax consequences for US holders of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the “Bank”), or ADSs representing such Ordinary Shares or Preference Shares, and who are citizens or residents of the US, or otherwise who are subject to US federal income tax on a net income basis in respect of such securities, that own the shares of ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organizations, (iv) life insurance companies, (v) holders liable

Shareholder information

continued

for alternative minimum tax, (vi) holders that actually or constructively own 10% or more of Barclays voting stock, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or (viii) US holders (as defined below) whose functional currency is not the US dollar. Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

This section is also based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the Code), and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the “Treaty”), all of which are subject to change, possibly on a retroactive basis.

This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For the purposes of the Treaty, the Estate and Gift Tax Convention between the United Kingdom and the United States, and the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying ordinary shares or preference shares, as the case may be. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.

(i) Taxation of dividends

Subject to PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or Barclays Bank PLC, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning before 1st January 2013 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays, with respect to the ordinary or preference shares or ADSs will generally be qualified dividend income.

A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on a US holder’s circumstances, be either ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder,

The amount of the dividend distribution includable in income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US and will not be eligible for the special tax rate applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

(ii) Taxation of capital gains

Subject to PFIC rules discussed below, generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Generally, a US holder will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and a US holder’s tax basis, determined in US Dollars, in its shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

(iii) Taxation of premium on redemption or purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of preference shares by Barclays Bank PLC or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

(iv) Taxation of passive foreign investment companies (PFICs)

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

(v) Stamp duty

No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK.

(vi) Estate and gift tax

Under the Estate and Gift Tax Convention between the United Kingdom and the United States, a US holder generally is not subject to UK inheritance tax.

Shareholder information

continued

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

Documents on display

It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Advocacy located at 100 F Street, NE Washington DC 20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Shareholder information

continued

Fees and Charges Payable by a Holder of ADSs

The ADR depositary collects fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

The charges of the ADR depositary payable by investors are as follows:

Type of Service	ADR Depositary Actions		Fee
ADR depositary or substituting the underlying shares	Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:		$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
	–	Share distributions, stock splits, rights issues, mergers
	–	Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities
Receiving or distributing cash dividends	Distribution of cash dividends		No fee currently payable
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		$5.00 or less per each 100 ADSs (or portion thereof)
Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares		$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered
General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program		No fee currently payable
Expenses of the ADR depositary	Expenses incurred on behalf of Holders in connection with:		Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
	–	Taxes and other governmental charges
	–	Cable, telex and facsimile transmission/delivery
	–	Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
	–	Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
	–	Any other charge payable by ADR depositary or its agents

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to reimburse certain Barclays expenses related to the Barclays ADS program and incurred by Barclays in connection with the program. In the year ended 31 December 2010, the ADR depositary reimbursed to Barclays, or paid amounts on its behalf to third parties, a total sum of $937,242. The table below sets out the expenses that the ADR depositary reimbursed and the amounts reimbursed in the year ended 31 December 2010, which include certain expenses paid by the ADR depositary to third parties on behalf of Barclays:

Category of expense reimbursed to Barclays
Amount Reimbursed for the Year ended 31 December 2010 (000s)
Legal fees	$372
Investor relations	$280
Distribution of voting documentation – AGM	$158
NYSE listing fees	$127

Total	$937

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by Barclays, Barclays is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of Barclays.

The ADR depositary has agreed to waive certain of its fees chargeable to the Company with respect to standard costs associated with the administration of the ADR program.

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

The Corporate Communications Department

Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019, USA

Registered and Head office

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055*

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

ADR Depositary

JP Morgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0504

USA

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

*Calls to this number are charged at 8p per minute if using a BT landline.

  Call charges may vary if using other telephone providers.

Index

Absa
29-30	business analysis
29	business description
Accounting
204	developments
193-204	policies
184	presentation
Acquisitions
237	notes to the accounts
Allowance for impairment
268	notes to the accounts
73	risk management
128	Annual General Meeting
186	Annual Report and Accounts (approval)
Assets
263-266	by class of business
Auditors
185	report
215	Available for sale investments
Balance sheet
188	consolidated
Barclaycard
23-24	business analysis
23	business description
Barclays Africa
27-28	business analysis
27	business description
Barclays Capital
31-32	business analysis
31	business description
Barclays Corporate
33-34	business analysis
33	business description
Barclays Wealth
35-36	business analysis
35	business description
Capital adequacy data
102-106	capital management and resources
15	capital ratios
Cash flow statement
190	consolidated
39-41	Citizenship
227	Competition and regulatory matters
61-62	Concentrations of credit risk
225-226	Contingent liabilities and commitments
Corporate governance
130-146	corporate governance report
133	attendance at board meetings
58-93	Credit risk
267-269	Critical accounting estimates
194	Currency of presentation
100	Currency risk

Derivatives and other financial instruments
86	credit risk
212-215	notes to the accounts
Directors and officers
120-123	biographies
125	emoluments
125	interests
246-248	notes to the accounts
124-129	Directors’ report
210	Dividends
210	Earnings per share
105-106	Economic capital
Employees
126	diversity and inclusion
126	involvement
269	Events after the balance sheet date
249-262	Fair value of financial instruments
211	Financial assets designated at fair value
220	Financial liabilities designated at fair value
8-38	Financial review
267	Financial risks
300-306	Glossary
217-218	Goodwill
Head Office and Other Operations
38	business analysis
38	business description
Impairment charges
206	notes to the accounts
63	risk management
Income statement
186	consolidated
217-218	Intangible assets
97-99	Interest rate risk
216	Investment in associates and joint ventures
Investment Management
37	business analysis
37	business description
2-5	Key performance indicators
239	Leasing
226	Legal proceedings

Liabilities
220	other
107-112	Liquidity risk
215	Loans and advances to banks
215	Loans and advances to customers
94-101	Market risk
290-292	Memorandum and Articles of Association
234	Non-controlling interests
Net fee and commission income
205	notes to the accounts
9	summary
Net interest income
205	notes to the accounts
9	summary
241-243	Off-balance sheet arrangements
Operating expenses
206-207	administration and general expenses
206	staff costs
11	summary
Ordinary shares, share premiums, and other equity
233	called up
Other income
9	summary
191-192	Parent Company accounts (Barclays PLC)
Pensions
154	Directors
227-233	notes to the accounts
74	Potential credit risk loans
184	Presentation of information
219	Property, plant and equipment
224	Provisions
246-248	Related party transactions
147-163	Remuneration report
233	Reserves
19-38	Results by business
49-57	Risk factors

Risk management
42-48	Barclays approach to risk management
50-57	principal risks
58-93	credit risk management
94-101	market risk management
102-106	capital risk management
107-112	liquidity risk management
113-114	operational risk management
115-119	supervision and regulation
104	Risk weighted assets
216	Securities borrowing, securities lending, repurchase and reverse repurchase agreements
238	Securitisation
Segmental reporting
263-266	by class of business
267	by geographical segments
242-245	Share-based payments
287-296	Shareholder information
Statement of comprehensive income
187	consolidated
221-224	Subordinated liabilities
Tax
206	bank payroll tax and bank levy
41	tax contributions
57	tax risk
193-269	notes to the accounts
16	Total assets
211	Trading portfolio
UK Retail Banking
21-22	business analysis
21	business description
Western Europe Retail Banking
25-26	business analysis
25	business description

Glossary of terms

Term used in Annual Report	US equivalent or brief description
Accounts	Financial Statements
Allotted	Issued
Attributable profit	Net income
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash
Class of business	Industry segment
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Loan capital	Long-term debt
Net asset value	Book value
Net operating income	Net revenue
Profit	Income
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-up capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Write-offs	Charge-offs

‘Absa’ The South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

‘Absa Card’ The portion of Absa's results that arises from the Absa credit card business and is reported within Barclaycard.

‘Absa Capital’ The portion of Absa's results that is reported by Barclays within the Barclays Capital business.

‘Absa Group Limited’ Refers to the consolidated results of the South African group which is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

‘ABS CDO Super Senior’ The super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Adjusted Cross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See 'Tier 1 Capital' below.

‘Adjusted profit before tax’ Profit before tax excluding the gain on own credit of £391m (2009:£1,820m charge), gains on acquisitions and disposals of £210m (2009:£214m) and gains on debt buy-backs and extinguishments of £nil (2009: £1,429m).

‘Africa’ The geographic segment comprising countries where Barclays operates within Africa and the Indian Ocean.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Americas’ The geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ The sensitivity of annual earnings to shocks in market rates, at approximately 99th percentile for change over one year. For interest rates this equates to a 2% parallel shift in rates. For equity indices, it equates to a 25% change from one-year end to the next, or 15% from one-year end to the next year's average.

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

‘Asia’ The geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset backed products’ As used in Note 41 'Fair value of financial instruments', asset backed products are debt and derivative products that are linked to the cash flow of a referenced asset. This category includes asset backed loans; collateralised debt obligations (CDOs); collateralised loan obligations (CLOs); asset backed credit derivatives (ABS CDS); asset backed and mortgage backed securities.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Assets margin’ Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.

‘Average customer balances’ Balances in the average balance sheet which are based on daily averages for most UK banking operations and monthly averages outside the UK.

‘Average Daily Value at Risk’ The average Daily Value at Risk (defined below) for a specified period of time.

‘Average LTV on new mortgages’ The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed year-to-date divided by total amount of appraised property value.

‘Bank levy’ The levy that will apply to certain UK banks, building societies and the UK operations of foreign banks from 1st January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date.

‘Barclays Business’ The business unit within UK Retail Banking providing banking services to small and medium enterprises.

‘Barclays Corporate’ A business unit that provides global banking services across 10 countries grouped into three regions: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE).

‘Backstop facility’ A standby facility, that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Basel III leverage ratio’ The ratio of Tier 1 capital to certain on and off balance sheet exposures, calculated in accordance with the methodology set out in the Basel III guidelines published in December 2010.

‘Basis point’ One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

‘BCBS’ Basel Committee of Banking Supervisors (‘BCBS’, or ‘The Basel Committee’), a forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

‘Collateralised Debt Obligations (CDOs)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section – Barclays Capital Credit Market Exposures.

‘Collateralised Synthetic Obligation (CSO)’ A form of synthetic collateralised debt obligation (CDO) that does not hold assets like bonds or loans but invests in credit default swaps (CDSs) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section – Barclays Capital Credit Market Exposures.

‘Commercial Real Estate’ Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Commercial Paper’ An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date.

‘Commodity products’ As used in Note 41 ‘Fair value of financial instruments’, these products are exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Compensation:income ratio’ Staff compensation based costs compared to total income.

‘Conduits’ A financial vehicle that holds asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Continental Europe’ See Barclays Corporate.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions, as specified by the FSA.

‘Core Tier 1 capital ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate income tax paid’ Tax paid during the year on taxable profits, including withholding tax deducted from income.

‘Cost:income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost:net income ratio’ Operating expenses compared to net operating income less other credit provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of the company.

‘Coverage ratio (CRL)’ Impairment allowances as a percentage of CRL balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that i segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

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

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Credit market exposures’ Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale.

Glossary of terms continued

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

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Croup’s balance sheet under Customer Accounts.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see VaR).

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account Barclays Croup’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of Barclays Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should Barclays Group default or not perform in terms of contractual agreements.

‘Debt restructuring’ This is when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Croup to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.

‘Delinquency’ See ‘Arrears’.

‘Dividend payout ratio’ Yearly dividends paid per share as a fraction of earnings per share.

‘Equities and Prime Services’ The Barclays Capital trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ As used in Note 41 ‘Fair value of financial instruments’, these products are linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not reprice with market rates.

‘Europe region’ The geographic segment comprising countries in which Barclays operates within the EU (excluding UK & Ireland), Northern, Continental and Eastern Europe, including Russia.

‘Expected loss’ The Group measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LCD) and Exposure at Default (EAD), with a one-year time horizon.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘First/Second Lien’ First lien: debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second lien: debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Fixed charge’ Security taken over a specific asset of a borrower to secure the repayment of a loan. In this arrangement the asset is signed over to the creditor and the borrower would need the lender’s permission to sell it. The lender also registers a charge against the asset which remains in force until the loan is repaid.

‘Fixed Income, Currency and Commodities’ The Barclays Capital trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance Programmes that assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘FSA-eligible pool assets (liquid assets buffer)’ High quality unencumbered assets that meet the FSAs requirements for liquidity. These assets include, for example, high quality government or central bank securities, certain sight deposits with central banks, and securities issued by designated multilateral development banks.

‘Full time equivalent’ Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

‘Funds and fund-linked products’ As used in Note 41 ‘Fair value of financial instruments’, this category includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Funded/unfunded’ Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

‘FX products’ As used in Note 41 ‘Fair value of financial instruments’, these products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts; FX swaps; FX options.

‘Gain on acquisition’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the acquisition.

‘Global Retail Banking (GRB)’ UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa.

‘Gross new UK lending’ New lending advanced to UK customers during the year.

‘Home Loans’ Loans to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ Provisions held on the balance sheet as a result of the raising of a charge against profit for the incurred loss inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Default Risk Charge (IDRC)’ The IDRC captures default risk. This means the potential for a direct loss due to an obligor’s default as well as the potential for indirect losses that may arise from a default event.

‘Individually/Collectively Assessed’ Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

‘Interchange income’ A fee that is paid to a credit card issuer in the clearing and settlement of a sales or cash advance transaction.

‘Interest rate products’ As used in Note 41 ‘Fair value of financial instruments’, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Internal funds pricing’ The Group’s mechanism for pricing intra-group funding and liquidity.

‘Investment banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination within Barclays Capital.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

‘Leveraged Finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liabilities margin’ Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities. Expressed as an annualised percentage.

‘Liquidity and Credit enhancements’ Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralization. Liquidity enhancement makes funds available if required, for ther reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III guidelines require this ratio to be at least 100% and it is expected to apply from 2015.

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

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes certain liabilities issued by the retail business that have characteristics comparable to retail deposits (for example, structured CDs and retail bonds), which are included within debt securities in issue.

‘Loan to deposit and long term funding ratio’ The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (due after 1 year) and equity.

‘Loan funding ratio’ The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long-term debt (>1 yr) and equity.

‘Loan to value ratio (LTV)’ Expresses the amount borrowed against an asset (e.g. a mortgage) as a percentage of the appraised value. The ratio is used in assessing the appropriate level of risk for the loan and is generally reported as an average for new mortgages or an entire portfolio.

‘Loan to value of new mortgage lending’ See Average LTV in new mortgage.

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

Glossary of terms continued

‘Monoline’ An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Monoline Wrapped’ Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section – Barclays Capital Credit Market Exposures.

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

‘Net Interest Income’ The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

‘Net Interest Margin’ The margin is expressed as annualised net interest income for Global Retail Banking, Absa, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

‘Net Investment Income’ Includes the net result of revaluing financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Operating Income’ Total income net of insurance claims less impairment changes.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net Trading Income’ Income arising from trading positions which are held at fair value, including market-making and customer business. The resulting gains and losses are included in the income statement together with interest, dividends and funding costs relating to trading activities.

‘New Markets’ See Barclays Corporate.

‘Non-asset backed debt instruments’ As used in Note 41 ‘Fair value of financial instruments’, these products are debt instruments. This category includes government bonds; US agency bonds; corporate bonds: commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-investment grade’ A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

‘Non-performing loans’ A loan that is in default or close to being in default because interest or capital payments are not made on time.

‘Other credit products’ As used in Note 41 ‘Fair value of financial instruments’, these are products linked to the credit risk of a referenced entity, index or a basket. This category includes collateralised synthetic obligations (non-asset backed CDOs) and OTC derivatives. The OTC derivatives are namely, CDS single name; CDS index; CDS index tranche and Nth to default basket swaps (in which the payout is linked to one in a series of defaults, such as first-, second- or third-to-default, with the contract terminating at that point).

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

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Performance awards’ Annual performance incentives (including deferred incentives), long-term incentive awards and commission payments. A detailed description of the Group’s incentive plans is provided in the Directors’ Remuneration Report.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (credit risk loan) & PPL (potential problem loan) balances. See CRL and PPL.

‘Portfolio MTM LTV’ The ratio of the total outstanding balance to the current value of the security, which is estimated using one or more external house price indices, i.e. total outstanding balance divided by total current property value (mark to market).

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

‘Principal Investments’ Private Equity Investments.

‘Prior year compensation deferrals’ The accounting charge recognised for service delivered in the current period in respect of deferred incentives and long-term incentives previously awarded.

‘Private equity investments’ As used in Note 41 ‘Fair value of financial instruments’, private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage-backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

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

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

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

‘Repo/Reverse repo’ A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other side of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Residential Mortgage Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section – Barclays Capital Credit Market Exposures.

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

‘Retail Loans’ Loans to individuals rather than institutions as well as loans to certain smaller business customers. This includes both secured and unsecured loans such as mortgages and credit card balances.

‘Return on average risk weighted assets’ Calculated as profit after tax for the year divided by average risk weighted assets for the year.

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

‘Securitisation’ A process by which debt instruments are aggregated into a pool, which is used to back new securities. A company may sell assets to an SPV (special purpose vehicle) which then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors.

‘SIV Lites’ Vehicles which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. Unlike SIVs they are not perpetual, making them look more like CDOs, which have fixed maturity dates. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Special Purpose Entities (SPEs)/Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs/SPVs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE/SPV with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE/SPV experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs/SPVs.

‘Spot Daily Value at Risk’ The Daily Value at Risk (defined above) recorded for a specified day.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not reprice with market rates. See also equity structural hedge and product structural hedge.

‘Structured Investment Vehicles (SIVs)’ Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section – Barclays Capital Credit Market Exposures.

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

Glossary of terms continued

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

‘Tax paid’ All amounts paid to taxation authorities during the year in respect of taxes borne and collected by the Group. This includes corporate income tax paid, taxes paid on behalf of employees, irrecoverable VAT and other taxes.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 capital’ A capital measure defined by the FSA. Broadly it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Top-line income’ Income before own credit gains/losses and credit market write downs.

‘Total shareholder return (TSR)’ Defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

‘UK & Ireland’ See Barclays Corporate.

‘US Credit Card Act’ Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act). Legislation signed into US law on 22nd ay 2009 to provide changes to credit card industry practices in the US including significantly restricting credit card issuers’ ability to change interest rates and assess fees to reflect individual consumer risk, change the way payments are applied and requiring changes to consumer credit card disclosures. The majority of the provisions became effective in February 2010.

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

‘Wholesale Loans’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 18th, 2011	Barclays PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 18th, 2011	Barclays Bank PLC (Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

2.1	Long term debt instruments

4.0	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.1	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.2	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.4	Rules of the Barclays PLC Executive Share Award Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.5	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008

4.6	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.7	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19th, 2008)

4.8	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19th, 2008)

4.9	Rules of the Barclays Group Share Value Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-167232) filed on June 1st, 2010).

4.10	Service Contract – Robert E. Diamond Jr

4.11	Contract of Employment – Christopher Lucas (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.12	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.13	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.14	Appointment Letter - Dambisa Moyo

4.15	Appointment Letter - Alison Carnwath

4.16	Appointment Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.17	Appointment Letter – Marcus Agius (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.18	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.19	Appointment Letter – David Booth (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.20	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.21	Appointment Letter – Simon Fraser (incorporated by reference to the 2008 Form 20-F filed on March 24th, 2008)

4.22	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19, 2010)

4.23	Indemnity Letter – Robert E. Diamond Jr

4.24	Indemnity Letter – Sir Richard Broadbent (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.25	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.26	Indemnity Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.27	Term sheet for Barclays PLC Warrants (incorporated by reference to the 2008 Form 20-F filed March 24th, 2008)

4.28	Amended and Restated Stock Purchase Agreement, dated as of June 16, 2009, by and among Barclays Bank PLC, Barclays PLC (solely for the purposes of Section 6.16, Section 6.18 and Section 6.24) and BlackRock, Inc. (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

4.29	Stockholder Agreement, dated as of December 1, 2009, by and among BlackRock, Inc., Barclays Bank PLC and Barclays BR Holdings S.à r.l. (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

7.1	Ratios of earnings to fixed charges

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations

8.1	List of subsidiaries

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.