Form 20-F
period 2011-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2012-03-30
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

American Depository Shares, each representing four 25p ordinary shares	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*

American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*

American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*

American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

iPath® Dow Jones – UBS Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Short Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Short Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Short Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Short Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Short Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NYSE Arca

iPath® US Treasury Flattener ETN	NYSE Arca

iPath® US Treasury 2-year Bull ETN	NYSE Arca

iPath® US Treasury 2-year Bear ETN	NYSE Arca

iPath® US Treasury 10-year Bull ETN	NYSE Arca

iPath® US Treasury 10-year Bear ETN	NYSE Arca

iPath® US Treasury Long Bond Bull ETN	NYSE Arca

iPath® US Treasury Long Bond Bear ETN	NYSE Arca

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta S&P GSCI®-Weighted ETN	NYSE Arca

iPath® Pure Beta Cocoa ETN	NYSE Arca

iPath® Pure Beta Coffee ETN	NYSE Arca

iPath® Pure Beta Cotton ETN	NYSE Arca

iPath® Pure Beta Sugar ETN	NYSE Arca

iPath® Pure Beta Aluminum ETN	NYSE Arca

iPath® Pure Beta Copper ETN	NYSE Arca

iPath® Pure Beta Lead ETN	NYSE Arca

iPath® Pure Beta Nickel ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® Seasonal Natural Gas ETN	NYSE Arca

iPath® Pure Beta Agriculture ETN	NYSE Arca

iPath® Pure Beta Grains ETN	NYSE Arca

iPath® Pure Beta Softs ETN	NYSE Arca

iPath® Pure Beta Industrial Metals ETN	NYSE Arca

iPath® Pure Beta Energy ETN	NYSE Arca

iPath® Pure Beta Livestock ETN	NYSE Arca

iPath® Pure Beta Precious Metals ETN	NYSE Arca

iPath® Long Enhanced S&P 500 VIX Mid-Term FuturesTM ETN (II)	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NYSE Arca

iPath® US Treasury 5-year Bear ETN	NYSE Arca

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (II)	NYSE Arca

iPath® GEMS IndexTM ETN	NYSE Arca

iPath® GEMS Asia 8 ETN	NYSE Arca

iPath® Asian and Gulf Currency Revaluation ETN	NYSE Arca

Barclays ETN+ S&P 500® Dynamic VEQTOR™ ETN	NYSE Arca

Barclays ETN + Short C Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	12,199,474,154
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	237,000,000
	$100 preference shares	100,000

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

Yes ☑    No ☐

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

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

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable
3	Key Information
	A.	Selected financial data	137, 143, 248-250
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	265-268
4	Information on the Company
	A.	History and development of the company	18, 238 (Note 40)-240 (Note 42), 251, 296, 317
	B.	Business overview	i (Market Data), 127-131, 146-165, 176-179 (Note 1), 192-195 (Note 17), 222 (Note 32)
	C.	Organizational structure	238 (Note 40)
	D.	Property, plants and equipment	210-211 (Note 22), 212-213 (Note 25)
4A	Unresolved staff comments		Not applicable
5	Operating and Financial Review and Prospects
	A.	Operating results	101, 127-131, 137-165, 176-246 (critical accounting policies, estimates & judgement)
	B.	Liquidity and capital resources	80-82, 103-123, 145, 173, 192-195 (Note 17), 223-226 (Note 33), 226 (Note 34), 240-241 (Note 43), 301
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	–
	E.	Off-balance sheet arrangements	241-243 (Note 44)
	F.	Tabular disclosure of contractual obligations	278
	G.	Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A.	Directors and senior management	21-23, 263-264
	B.	Compensation	27-39, 233 (Note 39), 244-246 (Note 46), 269-272
	C.	Board practices	3-23, 35
	D.	Employees	140, 150, 152, 154, 156, 158, 159, 162, 164
	E.	Share ownership	27-39, 244-246 (Note 46)
7	Major Shareholders and Related Party Transactions
	A.	Major shareholders	18, 262-263
	B.	Related party transactions	244-246 (Note 46), 294
	C.	Interests of experts and counsel	Not applicable
8	Financial Information
	A.	Consolidated statements and other financial information	17, 168-246, 247-254, 295-312
	B.	Significant changes	246 Addendum
9	The Offer and Listing
	A.	Offer and listing details	248
	B.	Plan of distribution	Not applicable
	C.	Markets	248-249
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10	Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	251-254
	C.	Material contracts	18, 35, 37, 226 (Note 34)
	D.	Exchange controls	258
	E.	Taxation	255-257
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	258
	I.	Subsidiary information	238 (Note 40)
11	Quantitative and Qualitative Disclosure about Market Risk		41-126
12	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable

	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	259-260

13	Defaults, Dividends Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures
	A.	Disclosure controls and procedures	264
	B.	Management’s annual report on internal control over financial reporting	19-20
	C.	Attestation report of the registered public accounting firm	168
	D.	Changes in internal control over financial reporting	20
16A	Audit Committee Financial Expert		11
16B	Code of Ethics		262, Exhibit 11.1
16C	Principal Accountant Fees and Services		13, 261 (External auditor objectivity and independence: Non-Audit Services), 184 (Note 8)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		226 (Share Repurchase), 18
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		261-262
17	Financial Statements		Not applicable (See Item 8)
18	Financial Statements		Not applicable (See Item 8)
19	Exhibits		Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

The term ‘Barclays PLC Group’ or the ‘Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’, ‘Parent Company’ or ‘Parent’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘US$m’ and ‘US$bn’ represent millions and thousands of millions of US Dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Unless otherwise stated, the income statement analyses compare the 12 months to 31 December 2011 to the corresponding 12 months of 2010 and balance sheet comparisons, relate to the corresponding position at 31 December 2010. Unless otherwise stated, all disclosed figures relate to continuing operations. Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 318 to 326. A hard copy can be provided on request by contacting Barclays Investor Relations, Barclays PLC, 1 Churchill Place, London E14 5HP.

Certain non-IFRS measures

Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

–	Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it principally excludes gains on own credit and debt buy-backs, impairment on our stake in Blackrock, Inc., a provision for PPI and goodwill write-offs. A full reconciliation of IFRS and Adjusted profit /(loss) before tax is presented on pages 273 to 276;

–	Adjusted profit after tax represents profit after tax excluding the post-tax impact of gains on own credit and debt buy-backs, impairment on our stake in Blackrock, Inc., a provision for PPI and goodwill write-offs. A full reconciliation is provided on pages 273 to 276;

–	Adjusted profit after tax and non-controlling interests represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit after tax and non-controlling interests. A full reconciliation is provided on pages 273 to 276;

–	Income excluding own credit and debt buy backs represents total income net of insurance claims excluding own credit and debt buy backs. A full reconciliation is provided on pages 273 to 276;

–	Adjusted net operating income represents net operating income excluding gains on own credit, gains on debt buy-backs and impairment on our stake in Blackrock, Inc. A full reconciliation is provided on pages 273 to 276;

–	Adjusted operating expenses represents operating expenses excluding the provision for PPI and goodwill write-offs. A reconciliation is provided on pages 273 to 276;

–	Adjusted cost: income ratio represents cost:income ratio excluding gains on own credit and debt buy-backs, a provision for PPI and goodwill write-offs. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on pages 273 to 276;

–	Adjusted return on average shareholders equity represents adjusted profit after tax and non-controlling interests (set out on pages 273 to 276) divided by average equity, excluding the cumulative impact of own credit gains recognised in Head Office Functions and Other Operations. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity;

–	Adjusted return on average tangible shareholders equity represents adjusted profit after tax and non-controlling interests (set out on pages 273 to 276) divided by average tangible equity, excluding the cumulative impact of own credit gains recognised in Head Office Functions and Other Operations. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity;

–	Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on pages 273 to 276) divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

–	Total incentive awards granted are non-IFRS measures as they represent incentive awards granted as opposed to the income statement charge, which reflects the charge for employees actual services provided to the Group during the relevant calendar year. These non-IFRS measures have been presented as they provide a consistent basis for comparing the bonus pool between financial periods. A reconciliation of total incentive awards to the income statement charge for performance costs is provided on page 38; and

–	Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders equity, is presented on page 108.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made herein are as at the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly updates or revisions to forward-looking statements to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the U.S Securities and Exchange Commission (SEC).

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

Use of Internet Addresses

This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

Cover image

As part of our Citizenship agenda, we focus on empowering young people with the necessary financial, entrepreneurial and life skills to achieve economic independence and security.

Barclays supports Cycle into Work, an initiative developed and delivered by our social enterprise partner Bikeworks, which helps disadvantaged Londoners to learn key skills and find employment in the cycling industry.

The community investment programme supports Bikeworks to work in partnership with homeless hostels and shelters in London to reach vulnerable young people, offering them bicycle building and maintenance courses.

Employees also volunteer as mentors to help participants improve their confidence, communication skills and job prospects, as well as provide them with opportunities for team work and social interaction.

Trainees access on-the-job training and professional qualifications in bike mechanics alongside tailored personal development support. Graduates of the programme are then supported to access employment opportunities with Barclays Cycle Hire and cycling retailers in London.

www.bikeworks.org.uk

(i)

Corporate governance report	Page 03
Directors’ report	Page 17
Board of Directors	Page 21
Citizenship	Page 24
People	Page 26
Remuneration report	Page 27
Risk management	Page 40
Financial review	Page 132
Financial statements	Page 166
Independent Auditors’ report	Page 168
Consolidated Financial Statements Barclays PLC	Page 169
Notes to the financial statements	Page 176

Shareholder information	Page 247
Additional information	Page 261
Barclays Bank Plc Data	Page 296
Shareholder enquiries	Page 317
Index	Page 315
Glossary of terms	Page 318

02

Governance

03	Corporate Governance report
17	Directors’ report
21	Board of Directors
24	Citizenship
26	People
27	Remuneration report

Bikeworks

Barclays supports Bikeworks, an award-winning social enterprise that uses the power of cycling to help participants develop skills to secure a job.

Corporate governance report

Dear Shareholder

The fundamental purpose of any company is the creation and delivery of long-term sustainable shareholder value in a manner consistent with its obligations as a responsible corporate citizen. Corporate governance must be seen in this context – it is not an objective in its own right but a vital facilitator to the creation of long-term value for our owners. However, the creation of shareholder value is influenced by many factors, both internal and external and the Board and I are very conscious that the financial crisis has resulted in Barclays shareholders suffering a large erosion in the value of their holding. We continue therefore to review our corporate governance processes and practices carefully to ensure they are fit for purpose and have again conducted a rigorous, externally facilitated Board Effectiveness Review during 2011.

So, how is the Barclays Board seeking to create and sustain value over the long-term? We aim to achieve this by understanding the external factors that present risks and opportunities for our business, thereby ensuring our strategy is appropriate; building strong and stable relationships with our customers, employees and suppliers; and ensuring that we manage our risks and scarce resources, including capital, appropriately. Our strategy is focused on four key priorities: Capital; Returns; Income Growth; and Citizenship and we ensure our Board discussions are focused on these issues.

External factors continue to have a significant impact on Barclays. The demands and expectations of governments, regulators and of society as a whole as to the role of banks and other financial institutions have resulted in a number of changes in the regulatory environment that will have a profound impact on our strategy and business model. Furthermore, ongoing global economic uncertainty, particularly surrounding the Eurozone, has led to continued weak market conditions. It is important in such an environment that the Board meets regularly and is kept fully informed. Consequently, in 2011, in addition to our eight scheduled meetings, two of which were held overseas, we held eight additional Board meetings to discuss, amongst other things, the uncertainty in the Eurozone; market conditions; the findings and recommendations of the Independent Commission on Banking (ICB), as published in both their interim and final reports; and our commitments under Project Merlin, the agreement between the UK Government and the four major UK banks on commitment to lending in the UK.

Good corporate governance is vital in supporting the delivery of our strategic priorities. Our Board Committees play an important role in working with management to ensure our business is financially strong, that it is well-governed and that any risks are identified and mitigated. It is important that we generate income in a sustainable way and manage our risks and costs properly, without eroding the controls we have in place. The Board Audit Committee, chaired by Sir Michael Rake, has a key oversight role in ensuring that our financial statements are a true and fair representation of our financial position and strength and that our control environment is robust and maintained. It is vital that our levels of capital, funding and liquidity are regarded as rock solid, particularly in times of economic dislocation, and the Board Risk Committee, chaired by David

Booth, provides oversight of and advice on both our risk appetite and management and our capital and liquidity strategies. And it is essential that we reward our people appropriately, that their pay reflects performance and that we do not incentivise them to take inappropriate levels of risk. The Board Remuneration Committee, chaired by Alison Carnwath, provides direction and oversight of our remuneration policy. Each of the Board Committee Chairmen reports personally later in this report.

We must also demonstrate our wider value to society. To support the delivery of this objective, in August 2011 we created a Board Citizenship Committee, which I chair. I am joined on the Committee by Sir John Sunderland and Dambisa Moyo, and we held its first meeting in late 2011. Our remit is to have oversight of our conduct with regard to our corporate and societal obligations and our reputation as a responsible corporate citizen. We will oversee matters such as our progress against our Treating Customers Fairly objectives and our conduct on matters relating to our shareholders, clients, customers, employees, suppliers and the communities in which we operate. More information on this Committee can be found in its Terms of Reference on our website.

Of course, in order to deliver our strategy, we need the right people. To this end, one of our priorities is to ensure that we have a Board and an executive management team with the appropriate skills, knowledge and experience to operate effectively in an ever challenging environment. One way of ensuring that we continue to have the right people is to have a rigorous appointment and an effective succession planning process in place for Board and key management roles. The Board Corporate Governance and Nominations Committee has a key role to play in reviewing new appointments and succession plans and during the year we specifically debated both Board composition and succession planning for Executive Committee positions.

Board composition is critical in ensuring effective and value-adding corporate governance. The debate about Board diversity and the representation of women on company boards progressed at pace in 2011 and we welcomed and supported the recommendations in Lord Davies' report into Women on Boards. However, diversity is much wider than the issue of gender: it is about ensuring that there is an appropriate range and balance of skills, experience and background on the Board. Nevertheless, while ensuring that all Directors are appointed on merit, we have set ourselves the aspirational target of ensuring that at least 20% of our Board is made up of women by the end of 2013 and for that position to have exceeded 25% by the end of 2015. We are also continuing to support initiatives to ensure that the pipeline of credible women candidates for Board positions is strengthened, including my own personal participation in the FTSE 100 Cross-Company Mentoring Programme and our sponsorship of the Cranfield Female FTSE Board Report. More details of our approach to diversity and inclusion may be found on page 26 and I report in more detail on our Board appointment process and succession planning initiatives in my report on the activities of the Board Corporate Governance and Nominations Committee on page 9.

We continue to embrace the provisions and principles of the UK Corporate Governance Code (the Code) and the rest of my report explains how we applied those principles in 2011.

Marcus Agius

Group Chairman

7 March 2012

Leadership

What is the role of the Board?

Our principal duty, collectively, is to promote the long-term success of Barclays by creating and delivering sustainable shareholder value. We do this by setting the strategy and overseeing its implementation by management. While our ultimate focus is long-term growth, we also need to deliver on short-term objectives and we seek to ensure that management strikes the right balance between the two. We are mindful of our wider obligations and consider the impact our decisions will have on Barclays and on various stakeholders, such as our employees, our shareholders, our suppliers, the environment and our community as a whole. In setting and monitoring the execution of our strategy, we aim to ensure that we maintain an effective system of internal control and that management maintains an effective risk management and oversight process across the Group, so that growth is delivered in a controlled and sustainable way.

In order to ensure that we meet our responsibilities, specific key decisions have been reserved for approval by the Board. These include decisions on the Group’s strategy, approval of risk appetite and capital and liquidity matters, Board membership, financial results and governance issues. A full formal schedule of matters specifically reserved to the Board can be found on our website, at www.barclays.com/corporategovernance.

To assist us in carrying out our functions and to ensure there is independent oversight of internal control and risk management, the Board has delegated certain responsibilities to Board Committees, which are comprised solely of independent non-executive Directors. Each Board Committee has agreed Terms of Reference, which are approved by the Board. Copies can be found on our website.

The Chairman of each Board Committee reports to the Board on the matters discussed at Board Committee meetings. You will find later in this section reports from the Chairman of each Board Committee on their activities in 2011 and their priorities for 2012.

More information on the role of the Board and its Committees in general can be found in “Corporate Governance in Barclays”, which is available on our website.

Board composition

The names of our Directors and their full biographical details, including the skills and experience they each bring to the Board, can be found on pages 21-23.

As Chairman, my primary responsibility is to provide leadership to the Board to ensure that we satisfy our legal and regulatory responsibilities. I set the Board’s agenda in consultation with the Chief Executive and Company Secretary, taking full account of the issues and concerns of Board members and giving consideration to the need to allow adequate and sufficient time for the discussion of the items on the agenda, in particular, strategy. You can find my full role profile in our “Charter of Expectations”, which is available on our website. In addition to the Board, I also chair the Board Corporate Governance and Nominations Committee and the Board Citizenship Committee and I am a member of the Board Remuneration Committee. Although I am not a member of the Board Audit and Board Risk Committees, I make a point of attending a number of their meetings each year: this allows me to gain a deeper understanding of the specific issues each of those committees is discussing and also allows me to observe the committees in action and assess their effectiveness. In 2011, I attended five meetings of the Board Audit Committee and three meetings of the Board Risk Committee.

It is the responsibility of the executive Directors, Bob Diamond and Chris Lucas, to make and implement operational decisions and to run the business day-to-day within the strategy and risk appetite agreed by the Board. They are supported by the Executive Committee, which Bob chairs. Bob reports to each Board meeting on the significant matters debated at Executive Committee meetings and members of the Executive Committee regularly attend Board meetings to report on their business or area of responsibility.

The non-executive Directors are independent of management. Their role is to advise and constructively challenge management and monitor the success of management in delivering the agreed strategy within the risk appetite and control framework that is set by the Board.

Sir Richard Broadbent served as our Senior Independent Director until his retirement from the Board on 30 September 2011 and I am grateful to him for the advice and support he afforded to me in managing the business of the Board. Sir Michael Rake succeeded to the role of Senior Independent Director with effect from 1 October 2011: his significant experience as a listed company chairman, as a board member and of business in general, gained from his long career at KPMG, will prove extremely valuable. You can find the role profile for the Senior Independent Director in our Charter of Expectations.

Corporate governance report continued

To facilitate the smooth running and effective management of our meetings at all stages, Lawrence Dickinson, our Company Secretary, supports me, the Chief Executive and the Board Committee Chairmen in setting the annual meeting agenda and ensuring that agreed actions are completed. Lawrence also works closely with senior management to ensure that there are timely and appropriate information flows within and to the Board, the Board Committees and between the Directors and senior management in general. During the year, we introduced a new secure, electronic system for the delivery of Board and Committee papers to Directors, which they can access using tablet computers, thus enabling faster information flows. More details on the role of the Company Secretary and the support provided to the Board can be found in our Charter of Expectations.

Corporate Governance in Barclays
All of our corporate governance practices have been brought together in one document, Corporate Governance in Barclays. This framework provides the basis for promoting the highest standards of corporate governance in Barclays. Corporate Governance in Barclays is available on our website at www.barclays.com/corporategovernance.

Charter of Expectations
The role profiles, responsibilities, time commitments, key competencies and behaviours we expect of our Directors, together with the key indicators of high performance, are set out in our Charter of Expectations, which was reviewed and updated during 2011 to take account of the best practice recommendations set out in the FRC’s Guidance on Board Effectiveness. The Charter of Expectations is available on our website.

How does the Board operate?

We normally meet eight times a year, which includes an annual two day strategy meeting. We meet more frequently when the need arises and, in 2011, we arranged and held eight additional meetings at short notice to discuss issues such as market conditions, the interim and final reports of the ICB and significant Group developments, such as the court ruling on Payment Protection Insurance. In total, we met as a Board 16 times during the year. All Directors make every effort to attend each meeting, whether it is in person, by telephone or by video conference, unless circumstances prevent them from doing so, such as illness or prior commitments. In such instances, they are able to give to me ahead of the meeting any views or comments they may have on the matters to be discussed. I meet privately with the non-executive Directors as a group ahead of each Board meeting to take soundings on any particular matters they may wish to raise at the meeting. I also meet with the Company Secretary after each meeting to agree the actions to be followed up and to discuss how effective the meeting was.

I can confirm that each Director committed an appropriate amount of time to their Barclays duties in 2011 and the non-executive Directors met the time commitment specified in their letters of appointment. Details of Board meeting attendance in 2011 is as follows:

Board Attendance	Independent	Scheduled Meetings eligible to attend	Scheduled Meetings attended	Additional Meetings eligible to attend	Additional meetings attended
Group Chairman
Marcus Agius	OA	8	8	8	8
Executive Directors
Bob Diamond	ED	8	8	8	7
Chris Lucas	ED	8	8	8	8

Non-executive Directors
David Booth	I	8	8	8	7
Sir Richard Broadbent (to 30 September 2011)	I	6	6	6	6
Alison Carnwath[a]	I	8	7	8	8
Fulvio Conti	I	8	8	8	7
Simon Fraser	I	8	8	8	7
Reuben Jeffery	I	8	8	8	7
Sir Andrew Likierman	I	8	8	8	6
Dambisa Moyo	I	8	8	8	8
Sir Michael Rake[b]	I	8	7	8	5
Sir John Sunderland	I	8	8	8	7

Secretary
Lawrence Dickinson

Key

OA on appointment

ED executive Director

I    independent non-executive Director

Notes

a Unable to attend a scheduled meeting owing to a prior commitment.

b Unable to attend a scheduled meeting owing to illness.

How did we discharge our responsibilities in 2011?

In 2011, ongoing difficult global economic conditions and the changing regulatory environment formed the backdrop to our decision-making process and highlighted the strategic challenges that we face. Key activities for the Board during the year included:

–	We undertook regular reviews of strategic options open to the Group given the developing regulatory environment in the UK and globally. Significant time was set aside for discussions on strategy, including discussion over dinner ahead of the formal Board meetings. The evening sessions have provided an opportunity for more high-level discussions and have enabled wide-ranging debate on critical issues, without the constraints of a formal meeting agenda.

–	We reviewed progress against our four execution priorities of Capital, Income Growth, Returns and Citizenship, including reviewing the cost reduction programme and the performance of each of our businesses against our return on equity target.

–	Following the publication of the ICB interim report in April 2011, and the final report published in September 2011, we met to discuss the potential implications for our overall strategy.

–	We received regular updates on global economic conditions and the outlook for the market. We also discussed bank sector valuations, with input from our corporate brokers.

–	We held a separate meeting to discuss the Project Merlin agreement and received regular reports on the Group’s compliance with its commitments under the agreement.

–	We held a special meeting to discuss the implications of the court ruling on Payment Protection Insurance (PPI) policies and the Group’s response.

–	We received updates from each of our principal businesses to discuss their progress against agreed strategy, plus updates on our brand and marketing strategy and investor relations strategy.

–	We considered the Group’s liquidity (including liquidity risk appetite), the capital plan and also approved the Group’s Risk Appetite for 2012.

–	We reviewed senior management succession plans, which identify talent in the Group at the level below the Executive Committee.

–	Given our significant North American operations, in 2011 we held two board meetings in New York and there are plans to hold more overseas meetings in 2012.

The chart below illustrates how we allocated our time during 2011.

What are our objectives for 2012?

We are yet to see any real signs of sustained growth in many developed economies and ongoing difficult economic, political and market conditions, coupled with the changing regulatory landscape, will form the background to our deliberations in 2012. I see the Board’s focus continuing to be on:

–	identifying and developing our strategic options in light of regulatory change, macroeconomic uncertainty and market conditions;

–	monitoring management’s progress against our four execution priorities of Capital, Returns, Income Growth and Citizenship; and

–	ensuring we have stable and effective management in place by maintaining an appropriate succession plan.

Effectiveness

How do we ensure the effectiveness of our Board?

Board Size, Composition and Qualification

We have determined that the optimum Board size for Barclays is 12-15 members. We currently have 12 Directors on our Board: in addition to me as Chairman, we have two executive Directors and nine independent non-executive Directors. The size, composition and qualifications of the members of a board have a great impact on how effective that board is. We regularly review the size, composition and balance of skills we have on the Board, both in terms of what we need now and what we might need to be successful in the future. Our aim is to ensure that we have the right mix for constructive Group discussion and, ultimately, effective Board decisions.

We recognise the benefits of diversity on the Board and the current members of the Board have a wide range of skills and experience required to govern effectively a global banking business such as Barclays. There are currently two women on the Board, representing 16% of the total Board membership. We aim to increase the number of women we have on our Board to ensure that we meet the aspirational targets we have set in light of the recommendations of the Davies Review.

The balance of the Board is illustrated below.

Corporate governance report continued

Director Independence

We consider non-executive Director independence on an annual basis, as part of each Director’s performance evaluation. I was considered to be independent on appointment as Chairman, as recommended by the Code. The Board Corporate Governance and Nominations Committee and the Board has reviewed the independence of each non-executive Director and concluded that each of them continues to demonstrate those behaviours that the Board considers to be essential indicators of independence, which are set out in our Charter of Expectations.

Director Re-election

The Code requires that all Directors submit themselves for re-election at the Company’s Annual General Meeting (AGM), which this year will be held on 27 April 2012. Following a rigorous performance evaluation of each Director and the Board as a whole, I can confirm that all the Directors submitting themselves for re-election are considered by the Board to be fully effective. Biographical details of each of the Directors may be found on pages 21-23 and you will find full details of the performance evaluation process and results in my report on Board evaluation on page 8.

Succession Planning and Board Appointments

Having a good succession plan in place mitigates against risks associated with the departure or absence of well-qualified and experienced individuals. We recognise this and our aim is to ensure that the Board and management are always well resourced, with the right people in terms of skills and experience, to deliver our strategy. When making Board appointments, we seek to ensure that we have a diverse range of skills, background and experience, including industry and geographical experience. We also recognise that, even though new faces bring fresh ideas and perspective to how things are done, continued tenure brings a depth of company-specific knowledge that is important to retain. As a result, we consider length of tenure when making appointments to the Board to ensure that we have the optimum balance and can progressively refresh the Board. The length of tenure of the current non-executive Directors and their geographical experience and background is illustrated in the charts on page 7 and below.

The Board Corporate Governance and Nominations Committee is responsible for both executive and non-executive Director succession planning and recommends new appointments to the Board. More detail on the role of the Board Corporate Governance and Nominations Committee is given in my report below.

Non-executive Director Terms of Appointment

On appointment, our non-executive Directors are given a letter of appointment that sets out the terms and conditions of their Directorship, including the fees payable and the expected time commitment. Each non-executive Director is expected to commit a minimum of 20 days per annum to the role. Additional time commitment is required to fulfil their roles as Board Committee members and/or Board Committee chairmen, as applicable. On average, the time commitment of non-executive Directors is in the range of 30–36 days per annum, although the Board Committee Chairmen devote considerably more time.

Directors’ external activities and conflicts of interest

Our Directors have a statutory duty to avoid situations in which they have or may have interests that conflict with those of Barclays, unless that conflict is first authorised by the Directors. This includes potential conflicts that may arise when a Director takes up a position with another company.

We recognise the importance of the experience, value and knowledge that can be brought to the Board by Directors undertaking other roles or activities. Our Directors are obliged to obtain authorisation prior to doing so and it is their responsibility to ensure that they will be able to meet the time commitment we expect of them and that the additional role will not impact their effectiveness as a Barclays Director.

Our executive Directors may take up only one FTSE 100 non-executive directorship and they are allowed to retain any fees they receive. No such fees were received in 2011.

Our articles of association allow the Board to authorise potential conflicts, and we have a comprehensive procedure in place to deal with any actual or potential conflict of interest. The Board takes into consideration all the circumstances and deals with each appointment on its individual merit. All potential conflicts approved by the Board are recorded in an Interests Register, which is reviewed on an annual basis by the Board Corporate Governance and Nominations Committee to ensure that the procedure and process are working effectively. Following a review of the Interests Register, the Committee concluded that all the potential conflicts as registered have been considered thoroughly and appropriately. During 2011, the Board authorised Sir Richard Broadbent’s appointment as a non-executive Director of Tesco PLC, recognising that there would only be a short overlap given his impending retirement from the Board. In view of the potential conflict that might arise given Tesco’s retail banking activities, following this appointment Sir Richard excused himself from any Board discussions relating to our UK Retail Banking business.

Board Induction and Professional Development

Although newly appointed non-executive Directors have a wealth of experience and knowledge, there is still the need to ensure they are provided with a bespoke induction programme to deepen their understanding of our business and their knowledge of Barclays, its operations and staff. I work with the Company Secretary to ensure that a comprehensive induction programme is in place, which includes sessions with each of the executive Directors, members of the Executive Committee and meetings with the senior executives responsible for each of our businesses and central functions: these sessions focus on the challenges, opportunities and risks that are faced by each business. The Board Corporate Governance and Nominations Committee undertakes an annual review of our Director induction and development programmes to ensure that they are appropriate and fit for purpose. More information on our Board induction process can be found in Corporate Governance in Barclays.

Notes a Individual Directors may fall into one or more categories.

Ongoing professional development is equally important given the rapidly changing environment in which we operate and my role includes ensuring that Directors have the opportunity to update and refresh their knowledge. During the year, non-executive Directors attended briefing sessions on balance sheet composition and capital allocation and on risk weighted assets. They also attended a demonstration of our contactless technology. Personal development logs are maintained for each non-executive Director, which record external and internal briefings and other events that each attends, such as internal management conferences.

Evaluation of Board Performance

In order to improve the effectiveness of the Board and its Committees, as well as the effectiveness of each individual Director, we undertake on an annual basis a formal and rigorous Board effectiveness review. One of the advantages of undertaking an annual evaluation, which we have done since 2004, is that we can monitor trends in responses to questions and track progress made against action plans. We annually benchmark our approach against the practices of other companies in the FTSE 20 to ensure that we remain at the forefront of best practice. The Board Corporate Governance and Nominations Committee is responsible for overseeing the process and for monitoring any action plans on behalf of the Board.

Evaluation Statement
I provide below a summary of the Board’s progress against its 2011 action plan:
Key Themes	Actions
Ensuring that Board dynamics remain effective following recent membership changes, including the appointment of the new Chief Executive

–  Effective working relationships have been developed and maintained between the non-executive Directors and the Executive Directors, facilitated by opportunities offered by offsite Board meetings and less formal discussions at Board dinners ahead of meetings.

Continuing the focus on strategic decision making in light of the evolving regulatory environment

–  The Board has continued to receive regular updates on the regulatory environment. Strategy presentations to the Board have included additional information on the external environment and its impact. External guest speakers have presented to the Board on significant issues, such as the valuation of banks.

Ensuring that a wide range of skills experience, background and diversity on the Board is maintained

–  Succession planning is a major focus of the Board and the Board Corporate Governance and Nominations Committee considers diversity on the Board when discussing succession plans and potential new appointments.

Revising the format of Board meetings to allow the Board to devote more time to discussion of key strategic issues, including discussions the evening before Board meetings

–  Board dinners are being held on evenings prior to Board meetings to enable Directors to discuss issues in more depth and build relationships. The Board dinners have included presentations and time for discussion of key issues. Routine Board items are being dealt with appropriately, including inverting the agenda, if appropriate, so that routine items are considered last.

As in each year since 2004, the 2011 evaluation process was independently facilitated. We continue to monitor and review the facilitators available in the market and Egon Zehnder International was re-engaged following such review. Egon Zehnder is an executive search agent, but it did not undertake any Barclays Board searches during the year and the Board continues to believe that it provides an impartial and objective service.

The 2011 evaluation process again took the form of questionnaires completed by Directors and key executives, followed by structured interviews with representatives from Egon Zehnder. In addition to the Board evaluation questionnaire completed by all the participants, Board Committee members completed separate Board Committee questionnaires. The areas covered by the questionnaire were unchanged from previous years, although this year the questionnaire included some new questions designed to draw out behavioural issues and group dynamics.

In December 2011, Egon Zehnder presented a report on the evaluation process to the Board. We discussed the results of the evaluation and confirmed that we continue to operate at a very high level of effectiveness. The review identified that the Board is aligned in its understanding of the strategic challenges it faces in a highly regulated and uncertain economic environment; that it continues to work hard and effectively as a team; and that it has demonstrated a high degree of resilience over a significant period of uncertainty for the financial services industry. The review also concluded that the Board benchmarked well against other companies.

The key themes arising from the 2011 evaluation and which will form the basis of the action plan for 2012 are:

–  Ensuring that the Board continues to have an appropriate range and balance of skills, experience and diversity.

–  Continuing to develop an appropriate process for succession planning for key Board and senior executive management positions.

–  Enabling the Board to have greater interaction with Executive Committee members to gain an enhanced understanding of the challenges and opportunities they face in their businesses.

–  Ensuring that the Board has visibility of talent amongst senior executive management.

–  Continuing to ensure that timely and high-quality information flows to the Board and to Board Committees.

As part of the annual evaluation process, we seek views on the performance of individual Directors. I have discussed this feedback with each of the non-executive Directors and agreed with them any areas for development. My own performance was reviewed by the Senior Independent Director, who sought the views of the other non-executive Directors.

Corporate governance report continued

Board Corporate Governance and Nominations Committee Report

As Chairman of the Board Corporate Governance and Nominations Committee, I report on the Committee’s activities in 2011.

Chairman’s Overview of 2011

Following the appointment of a new Chief Executive at the beginning of the year, the focus and attention of the Committee in 2011 was on the need to have a strengthened and effective succession planning process in place for the Board and other senior executive roles. In addition, this year we have given particular thought to the issue of diversity, given the recommendations of the Davies Review on the gender diversity of Boards.

Who is on the Committee?

The Committee consists of me, as Chairman, along with four non-executive Directors. The names of the members of the Committee are shown in the table, together with attendance at meetings in 2011. Committee members include the Chairmen of the main Board Committees. Bob Diamond, the Chief Executive, also attends each meeting, although he is not involved in decisions relating to his own succession.

What is our role and what are our responsibilities?

Our role is to:

–  review the composition of the Board and Board Committees to ensure they are appropriately constituted and balanced in terms of skills and experience and to recommend to the Board the appointment of new Directors;

–  consider succession plans for the Group Chairman, Chief Executive and other key positions, such as roles on the Executive Committee and other senior management roles;

–  monitor corporate governance issues and developments; and

–  agree the process for the annual Board Effectiveness Review and track the progress of any actions arising.

The Committee’s full Terms of Reference are available from our website.

Member	Independent	Meetings eligible to attend	Meetings attended
Marcus Agius (Chairman) David Booth Sir Richard Broadbent (resigned 30 Sept 2011) Alison Carnwath (appointed 1 July 2011) Sir Michael Rake[a] Sir John Sunderland	OA I I I I I	4 4 3 1 4 4	4 4 3 1 3 4
Secretary Lawrence Dickinson
Key OA on appointment I independent a unable to attend a meeting owing to illness

Board Corporate Governance and Nominations Committee Report continued

  How did we discharge our responsibilities in 2011?

We met four times in 2011 and the chart below shows how we allocated our time at our meetings. I describe below how we discharged our responsibilities:

  Board Composition

  –  We reviewed the structure, size and composition of the Board and the principal Board Committees, looking at the need to refresh the Board, the balance and diversity of skills and experience on the Board and planning ahead for any retirements. We undertook a skills analysis and considered the skills that are likely to be required in the future.

  –  We considered and recommended changes to Board Committee composition during the year. Given the retirement of Sir Richard Broadbent from the Board on 30 September 2011, the Committee approved the appointment of Alison Carnwath as Chairman of the Board Remuneration Committee. Alison is an experienced remuneration committee chairman and her knowledge of the investment banking industry will prove valuable given the regulatory focus on remuneration in that business. Alison also joined the Board Corporate Governance and Nominations Committee.

  –  We discussed the outcome of the Davies Review on the proportion of women on boards and the implications for Barclays generally. We recommended an aspirational target for the Board to have at least 20% of its membership as women by 2013 and for that position to have exceeded 25% by 2015. To meet this aspirational target, we discussed and agreed steps to identify potential women candidates for the Board by working with our executive search agents.

  Succession Planning

  –  In 2011, we assumed responsibility for oversight of the Group’s succession and talent management programme below Board level. We discussed the processes, methodology and contingency plans in place for senior strategic roles. We discussed succession planning for the position of Chief Executive and for the Executive Committee and reviewed potential candidates for these roles.

  Corporate Governance

  –  We reviewed our corporate governance disclosures in the 2010 annual report and considered the proposed disclosures for the 2011 annual report.

  –  We reviewed and updated Corporate Governance in Barclays and the Charter of Expectations to ensure they continue to remain relevant and fit for purpose, particularly given publication of the Financial Reporting Council's Guidance on Board Effectiveness.

  –  We were updated on significant corporate governance developments in the UK and those emanating from the European Commission and how these might impact the Group.

  –  We reviewed and discussed issues raised at corporate governance meetings held with institutional investors and investor bodies.

Board Effectiveness

–  We discussed and approved the proposed actions to be taken in response to the findings of the 2010 Board Effectiveness Review.

–  We reviewed the market for board effectiveness facilitators and agreed to re-appoint Egon Zehnder.

How effective was the Committee in 2011?

To ensure that the Committee is operating effectively, we carried out our annual committee effectiveness review as part of the Board Effectiveness Review. The Committee is reviewed by the members themselves as well as by the Board as a whole. Following the review, the Committee was found to be operating effectively. However, we concluded that the performance of the Committee could be enhanced by making improvements to the induction process for new Committee members and providing greater opportunity for members to bring items onto the Committee meeting agenda. An action plan has been put in place to address these matters.

What is the Committee planning to do in 2012?

For 2012, we will further improve our awareness of succession planning and have greater visibility of potential candidates for senior positions below the Executive Committee level. We will continue to review and monitor Board and Board Committee composition against our skills and experience requirements and our aspirational diversity targets and continue to consider potential candidates.

Marcus Agius

Chairman, Board Corporate Governance

and Nominations Committee

Corporate governance report continued

Accountability

Sir Michael Rake, Chairman of the Board Audit Committee, gives his personal view of the Board Audit Committee’s activities during 2011.

Board Audit Committee Chairman’s Report

Who is on the Committee?

Membership of the Committee and attendance at meetings held in 2011 are shown in the table. Sir Andrew Likierman and I are the designated financial experts on the Committee for the purposes of the US Sarbanes-Oxley Act, although each member of the Committee has a depth of financial expertise and collectively, the Committee has considerable financial and financial services experience on which to draw. Having worked at KPMG throughout my career until 2007, I have significant experience of accounting and auditing issues from a UK and global perspective. Sir Andrew is currently Chairman of the National Audit Office and is also Dean of the London Business School, following a career at HM Treasury. Fulvio Conti has many years of financial and accounting experience and his knowledge and experience of the economic and political situation in the Eurozone has proved particularly valuable to our deliberations at both Committee and Board level. Alison Carnwath brings many years of experience of both the financial services sector and corporate finance from her career at Schroders. Simon Fraser has a background in financial services and, as a fund manager, brings insight and perspective as a user of financial statements.

This year, I asked some members of the Committee to take on particular additional responsibilities. Simon Fraser has been engaged with management on the Group’s approach to Treating Customers Fairly. Sir Andrew Likierman has been more closely involved in monitoring the Group’s internal control framework, working with management to review control issues of Group level significance.

The Committee members meet privately with me ahead of each Committee meeting, which gives me the opportunity to learn of and understand any particular issues that individual members may wish to raise during Committee meetings.

What are our responsibilities?

In summary, the Committee’s role is to:

–  monitor the integrity of the Group’s financial reporting and satisfy itself that any significant financial judgements made by management are sound;

–  monitor the Group’s internal controls, including internal financial controls; and

–  monitor and review the activities and performance of the internal and external auditor, including monitoring their independence and objectivity.

The Committee’s full Terms of Reference are available from the corporate governance section of our website.

How did we discharge our responsibilities in 2011?

We met 12 times in 2011 and the chart on page 13 shows how we allocated our time. Our meetings are attended by management, including the Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, Group General Counsel and Head of Compliance. This year we have been particularly interested in interacting with senior management below the Board and Executive Committee level and meetings have been attended by the chief executives of the business units, along with representatives of the control functions at both Group and business unit level.

The external auditor attends each meeting and the Committee also holds regular private sessions with the Chief Internal Auditor and the external auditor. These sessions, which are not attended by management, allow us to discuss any issues of emerging concern in more detail directly with the audit teams.

Member	Independent	Meetings eligible to attend	Meetings attended
Sir Michael Rake (Chairman) Alison Carnwath[a] Fulvio Conti[a] Simon Fraser Sir Andrew Likierman	I I I I I	12 12 12 12 12	12 9 11 12 12
Secretary
Lawrence Dickinson

Key

OA on appointment

I    independent

a   unable to attend certain meetings owing to prior commitments.

Chairman’s overview of 2011

The Board Audit Committee has seen another extremely busy year, with its agenda shaped by both external and internal factors. Continuing economic uncertainty and, in particular, the situation in the Eurozone, influenced our areas of focus. Furthermore, the aftermath of the 2008 financial crisis has seen our regulators adopt what they describe as a more intensive and intrusive approach to supervision, and this changing regulatory environment has shaped our discussions around internal controls, regulatory compliance and financial reporting.

This year I have visited the Group’s operations in Spain and New York, attending meetings of the local subsidiary audit committees. I met regularly with the Chief Internal Auditor during 2011 and have been actively engaged in the recruitment of the new Chief Internal Auditor, who took up post in January 2012. I also regularly interact with the lead audit partner of our external auditors. I have this year met a number of times with representatives of our regulators in both the UK and the US to discuss our approach to internal controls, regulatory compliance and specific financial reporting matters, including a tri-lateral meeting with our UK regulator and our auditor. After each Committee meeting, I present a written report to the Board of the main issues that the Committee discussed and I am available should any Director wish to discuss any particular issues with me in more detail.

There are some areas of potential overlap between the Committee’s remit and that of the Board Risk Committee, of which I am also a member. Via the Company Secretary, I have sought to ensure that those areas of overlap, such as the risks and controls associated with our capital and liquidity positions, are managed appropriately, with each Committee viewing the issues through its particular lens.

Board Audit Committee Chairman’s Report continued

I describe below the key issues we considered during 2011:

Financial Reporting and Significant Financial Judgements

Given continuing global economic uncertainty and market concerns over the financial health of the sector, our role in monitoring significant financial reporting issues is key in ensuring that trust in the financial services sector and Barclays is maintained. We seek support from the external auditor to assess whether suitable accounting policies have been adopted and whether management has made appropriate estimates and judgements. The main issues we reviewed in 2011 are set out below:

–	We regularly reviewed the Group’s investment in BlackRock, Inc. and whether it should be impaired. Key in our decision-making was whether the diminution in value could be considered to be significant or prolonged. We closely monitored the BlackRock, Inc. share price throughout the year and agreed with management’s conclusion at the time of our third quarter interim management statement that the decline in value was such that the investment should be impaired. The impairment has been recognised in the full year results for 2011.

–	We monitored the goodwill held for our business in Spain throughout 2011. We agreed with management’s assessment that the goodwill associated with our business in Spain should be written off during the fourth quarter.

–	The credit impairment charge during 2011 was significantly better than prior year across each of the businesses. We examined the impairment charge carefully to satisfy ourselves that this was appropriate.

–	Management decided in late 2010 that it no longer intended to hold the Protium loan for the long term given its low return on regulatory capital. Consequently, and as part of finalising the year-end 2010 results, we agreed with management’s recommendation that the value of the loan should be reduced to the fair value of the underlying assets. This resulted in an impairment charge for the year ended 31 December 2010. During the second quarter of 2011, management decided to restructure the loan and the proposal to purchase the outstanding financial interest in Protium in order to facilitate earlier repayment of the loan was agreed by Board Finance Committee (a specifically authorised sub-committee of the Board). This resulted in Barclays controlling Protium’s operating and financial policies and consolidating Protium. The Committee agreed with the accounting treatment.

–	Given the continuing economic and political uncertainty in the Eurozone, we reviewed both our exposures to the selected Eurozone countries of Ireland, Italy, Portugal, Spain and Greece and the form of our disclosure of these exposures in our financial reporting during 2011. Our exposures have been reduced during 2011.

–	We considered the impact of own credit and other one-off items that could be treated as adjusting items to the adjusted Profit Before Tax measure and worked with management to ensure that equal prominence was given to both the statutory and adjusted results.

–	As part of reviewing the results for 2011, we considered the recognition and valuation of deferred tax assets in the US and Spain and agreed with management’s judgement that the deferred tax assets were appropriately supported by the forecasted profit. We also considered the appropriateness of tax risk provisions made.

–	We also reviewed the appropriateness of the judgements made by management in valuing certain portfolios and asset classes and were satisfied that these judgements were appropriate.

–	Following the dismissal in May 2011 of judicial review proceedings brought by the British Bankers’ Association in relation to the assessment and redress of Payment Protection Insurance (PPI) claims, we reviewed management’s assumptions in arriving at a provision of
£1bn against future redress and administration of PPI claims. We were content that the provision was adequate, although it will be considered further against actual claims experience.

–	We reviewed the year-end and half–year disclosures in respect of legal proceedings and competition and regulatory matters, particularly in the light of developments in the Lehman litigation.

Internal control

Our role is to review the effectiveness of the Group’s internal controls, which is of particular resonance at a time when the business is subject to significant change. We do this by receiving specific control environment reviews from each of the businesses, by reviewing reports on control issues of Group level significance, by looking in detail at specific control issues and by receiving regular reports on regulatory compliance matters. Specific issues we considered in 2011 are described below:

–	We undertook control environment reviews of Barclaycard, Barclays Africa, Barclays Capital, Europe Retail and Business Banking, Absa, Barclays Corporate and Barclays Wealth. We reviewed carefully the control environment in Barclays Capital given the pressures on the business from both market conditions and heightened regulatory scrutiny. We particularly wanted to ensure that the control environment is robust and well-documented and that control functions are adequately resourced. Specific areas of focus for the Committee have been the trading and valuation models used by Barclays Capital, and the governance that provides assurance around them. Furthermore, following the report of unauthorised trading at UBS, we received a report on a review of the controls in place at Barclays Capital to ensure that they are designed effectively to prevent the occurrence of a similar incident.

–	We continued to monitor the controls and governance around technology, in particular, the progress of a programme implemented to put in place specific control enhancements that had been identified. We also received a report on cyber security and the steps the Group has taken to mitigate the risk of cyber attacks.

–	We reviewed the programme that has been put in place to ensure that the Group complies with the UK Bribery Act, which came into force in July 2011.

–	During the year we tracked the actions that had been agreed to ensure compliance with the Deferred Prosecution Agreements entered into as part of the settlement reached with US authorities following an investigation into the Group’s compliance with US sanctions and US dollar payment practices. This included reviewing whether the actions are on track and monitoring the resources allocated to ensuring that the programme is delivered.

–	The FSA imposed a fine on Barclays Capital in January 2011 for breaches of client asset segregation rules. We regularly reviewed the remediation programme that was put in place to enhance the Group’s processes and minimise the risk of reoccurrence.

–	Following a fine for failures associated with the sales of two investment funds, we reviewed the outputs of an independent third party review and the progress of actions taken to review similar products.

–	We received regular reports on the arrangements that the Group has in place to enable employees to raise concerns and were updated on action being taken to address any specific matters.

You can find further details of the Group’s system of internal control and risk management, including the main features of our internal control and risk management systems in relation to the financial reporting process, in the Directors’ Report on page 19 and in the Risk Management section on pages 40 to 127.

Corporate governance report continued

Board Audit Committee Chairman’s Report continued

Objectivity and independence of the external auditor

One of our key responsibilities is to monitor and review the objectivity and independence of our external auditor. This includes having in place a policy to govern the non-audit services that may be provided by the external auditor, which sets out the circumstances in which the external auditor may be permitted to undertake non-audit services. Allowable services are pre-approved up to £100,000, or £25,000 in the case of certain taxation services. Any non-audit service that exceeds these thresholds requires approval from me as Chairman of the Committee and must be robustly justified and, if appropriate, tendered, before it is approved. I closely review all requests for approval, particularly any which concern taxation-related services, and specifically tax advisory services, where our approach is not to use the auditor unless there is a very strong case for not seeking an alternative supplier. The Committee receives a quarterly report on non-audit services undertaken by the auditor so that it can monitor the types of services being provided and the fees incurred.

A breakdown of the fees paid to the auditor for non-audit work may be found in note 8 on page 184. Significant categories of engagement undertaken in 2011 include regulatory audit work, where the work was requested by our regulators in the UK and in South Africa and the use of the auditor was agreed with them, and tax compliance services in connection with our expatriate and international assignees, where we have agreed to use an alternative supplier from 2011 onwards for new assignments.

Further details of the non-audit services that are prohibited and allowed under our policy can be found on page 261.

Oversight of Internal Audit and External Audit

Internal Audit

We are responsible for monitoring the effectiveness of the internal audit function and ensuring it is adequately resourced and focused on the right issues. We also review and approve the annual Internal Audit plan.

During 2011, we received regular reports from Internal Audit, which set out the Internal Audit function’s view of the control environment and performance against any key indicators. Of particular focus was the need to ensure that there is timely remediation of any audit findings. We also specifically reviewed the resources available to the Internal Audit function and any adjustments to be made to the Internal Audit plan, including changes to methodology.

Internal Audit’s self-assessment of conformance, which we reviewed in the fourth quarter of 2011, evidenced that the function generally conforms to the standards set by the Institute of Internal Auditors.

External Audit

It is our responsibility to monitor the performance, objectivity and independence of the external auditor and recommend to the Board the appointment of the external auditor. We also agree the audit plan with the external auditor to ensure that the areas of focus are appropriate.

PricewaterhouseCoopers (PwC) has been our auditor for many years, although the lead audit partner is rotated every five years. The current lead audit partner joined the audit team for the 2010 year end and will retire after the 2014 year end. The appointment of PwC as auditor is subject to shareholder approval each year at the AGM, giving shareholders the opportunity to accept or reject the Board’s recommendation that they be reappointed. In terms of auditor independence and objectivity, we have a policy that governs non-audit services provided by the auditor, which is described above. PwC also provides specific assurance to us on the arrangements it has in place to uphold its independence and objectivity. To assess the performance and effectiveness of the auditor, we carry out an annual assessment by seeking views on PwC’s performance from key stakeholders across the Group. The results of this assessment are reported to the Committee each year and help inform the Committee’s discussion on whether the auditor should be recommended for re-appointment. This includes considering whether the audit should be tendered.

Following the assessment process described above, the Committee is fully satisfied with the performance of PwC and has recommended to the Board and to shareholders that PwC should be re-appointed as the Group’s auditors at the AGM on 27 April 2012. PwC has signified its willingness to continue in office.

Effectiveness

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review, both by the Committee itself and by the Board as a whole. This year’s review concluded that the Committee continues to operate effectively. Areas where we could enhance our performance include ensuring that the form and content of information presented to the Committee is appropriate given the Committee’s busy agenda and we have put together an action plan to address the findings.

Looking ahead to 2012

For 2012, the Committee’s areas of focus will continue to be influenced by the impact of the difficult economic environment and the changing regulatory environment. In addition to ensuring we examine the impact of external factors, we will be seeking to ensure that a strong governance and control environment is maintained while the business undergoes a period of internal reorganisation as it integrates the operations of Absa and Barclays in Africa and seeks to deliver cost efficiencies and operational excellence across the Group.

Sir Michael Rake

Chairman, Board Audit Committee

David Booth, Chairman of the Board Risk Committee, gives you his insight into the work of that Committee in 2011.

Board Risk Committee Chairman’s report

Member	Independent	Meetings eligible to attend	Meetings attended
David Booth (Chairman)	I	9	9
Reuben Jeffery[a]	I	9	8
Sir Andrew Likierman[a]	I	9	8
Dambisa Moyo[a]	I	9	7
Sir Michael Rake[a]	I	9	7
Secretary
Lawrence Dickinson

Key

OA on appointment

I	independent
a	unable to attend certain meetings either because of illness or prior commitments

Chairman’s overview of 2011

2011 has seen some particular challenges for the Committee in its oversight of risk management. Global economic conditions have continued to be difficult. Concerns over the economic prospects for the Eurozone, specific countries within it and the possibility of a break up, have greatly influenced our agenda. The regulatory environment has also evolved, as our regulators continue to seek assurance as to the robustness of risk management and the financial viability of financial institutions in a stressed environment.

Understanding, monitoring and mitigating risk is a fundamental task for any board. We play a critical role in setting the tone and culture that promotes the achievement of effective risk management across the Group. It is important to differentiate, however, between those risks that a company actively seeks to take and manage in order to generate income – for Barclays, credit, market and funding risk – and those risks that it seeks to minimise in order to manage costs – what we know as operational risk. The Committee’s principal focus is on the former – those risks we take in order to generate income – although we also consider the latter. This year, as Chairman of the Committee, I have sought to refocus the Committee’s agenda on key strategic, forward looking risk issues. I have worked with the Chief Risk Officer and Company Secretary to ensure that the Committee’s time is used appropriately and that the right information is being provided to the Committee at the right time. I have continued to meet regularly with the Chief Risk Officer, and also with the Group Treasurer and Chief Internal Auditor, to discuss any emerging issues. This year I have also had a number of meetings with representatives of our regulators in the UK and the US to discuss our approach to risk management, and I expect this increased level of interaction to continue in the future. I present written reports to the Board of the main issues that the Committee discusses and any Director may contact me at any time to discuss any particular issues in more detail.

Who is on the Committee?

Membership of the Committee and attendance at meetings held in 2011 are shown in the table. Collectively the Committee has a depth of experience in finance and financial risk management. Both Reuben Jeffery and I have a background in investment banking, with careers at Goldman Sachs and Morgan Stanley respectively. Sir Michael Rake is the former Chairman of KPMG International and has a wealth of financial and business experience. Sir Andrew Likierman has held number of roles in the public financial services sector, including roles at HM Treasury and that of non-executive Director of the Bank of England. Dambisa Moyo is an international economist, who writes on the macroeconomy, having formerly worked at Goldman Sachs.

What are our responsibilities?

The Committee’s role is to:

–	recommend to the Board the total level of risk the Group is prepared to take (risk appetite) to achieve the generation of shareholder value;

–	monitor risk appetite, including setting limits for individual types of risk, e.g., credit, market and funding risk;

–	monitor the Group’s risk profile;

–	ensure that management properly identifies principal risks and that they are being appropriately managed;

–	ensure that risk is taken into account during the due diligence phase of any strategic transaction; and

–	provide input from a risk perspective into the deliberations of the Board Remuneration Committee.

The Committee’s full Terms of Reference are available from the corporate governance section of our website. More information on risk management and the internal control framework can be found in the Directors’ Report on page 19 and in the Risk Management section on pages 40 to 127.

How did we discharge our responsibilities in 2011?

We met 9 times in 2011 and the chart on page 44 shows how we allocated our time at our meetings. Our meetings are attended by management, including the Group Finance Director, Chief Internal Auditor, Chief Risk Officer and Group General Counsel. The external auditor also attends each meeting. This year meetings have also been attended by senior management below Board and Executive Committee level, including representatives of the risk management function at both Group and business unit level. We have been especially interested in hearing from those who are responsible at an operational level for implementing risk management in the Group.

I describe below how the Committee discharged its responsibilities during 2011:

Risk Profile/Risk Appetite

Our role is to recommend risk appetite to the Board and then to monitor performance against appetite and the Group’s overall risk profile. The main issues we reviewed in 2011 were:

–	We received quarterly Group Risk Profile Reports, which provide an update on credit and market risk performance in our main businesses and across our key geographies of the UK, US, Spain and South Africa. The focus of our discussions was on the potential impact of macroeconomic factors, particularly the Eurozone crisis and any impact arising from austerity measures being taken by governments around the world. In late 2011, this report was extended to cover Operational Risk in more detail, in line with the changes made to the Group’s Principal Risks Policy, which I describe below.

Corporate governance report continued

Board Risk Committee Chairman’s report continued

–	We received quarterly updates on capital and liquidity from the Group Treasurer, including an assessment of performance against liquidity risk appetite and an assessment of the Group’s liquidity profile, to satisfy ourselves that sufficient liquidity is held to cover both market-wide and Barclays specific stress scenarios. The Eurozone crisis gave rise to difficult conditions in the money markets and we discussed and received regular written updates on counterparty and liquidity risk in the third and fourth quarters of 2011.

–	We discussed and agreed scenarios for our internal stress testing exercises and reviewed the results. As part of planning for the stress tests, the Committee specifically requested that a single European peripheral sovereign default be modelled given prevailing conditions in the Eurozone. The stress testing exercises evidenced that the Group remains profitable and well-capitalised above required minimum levels. We also reviewed the results of the stress testing exercises required by the European Banking Authority (EBA), which were published in July 2011. The results of these EBA stress tests showed that Barclays remains capitalised above the required regulatory targets for Core Tier 1 capital.

–	We reviewed the Group’s economic capital framework, including the governance around the models used, methodology changes introduced in 2011 and how the framework is used to assist risk management across the Group.

–	In late 2011, we reviewed the proposed risk appetite for 2012. The risk appetite process again assessed the Group’s performance in a 1 in 7 and 1 in 25 scenario and reviewed the performance of agreed parameters in such scenarios to identify any potential constraints. While we were content to recommend risk appetite to the Board, current economic conditions mean that there is a greater likelihood of event risk and we will keep performance against risk appetite under very close review in 2012.

Key Risk Issues

Key risk issues are those that have been proposed by management for review by the Committee in detail, so that we can assess the current and potential future impact and ensure that any risks are being managed appropriately. These in-depth reviews have this year been driven largely by the changing economic and regulatory environment. Some of the specific issues we considered in 2011 were:

–	Given the ongoing difficulties in the Eurozone, we undertook two specific country risk reviews in 2011, choosing Portugal and Italy. These reviews took a holistic approach to Barclays business in those countries, focusing on both macro risks and specific business risks, and an assessment of any potential issues those businesses might face in a stressed environment. We were particularly keen to ensure that any lessons learned from these reviews are embedded Group-wide. We also received a presentation on the implications of a break-up of the Eurozone and the actions available to mitigate the impact on the Group.

–	We undertook a review of our funding and liquidity risk management framework, particularly given the disruption in the wholesale money markets during the year.

–	We received a report on the review of risk management controls that took place following the announcement of unauthorised trading at UBS to ensure that any lessons learned could be captured.

–	We reviewed measures that are being taken in Barclays Capital to enhance risk management and to further develop the vision for risk in that business.

–	Given US government austerity measures, we reviewed the Group’s US Municipal bond business and the scope and extent of our exposures.
–	We also reviewed pension risk, in view of the triennial valuation of the pension scheme, and tax risk management, where we considered the Group’s own tax risk and the risk it takes on behalf of clients.

Internal Control and Risk Management Framework

We annually review the internal control and risk management framework to ensure it remains fit for purpose. This year we reviewed and agreed proposals to update the Group’s Internal Control and Assurance Framework (GICAF) and agreed updates to the Group’s Principal Risks Policy, to define four principal risks: Credit, Market, Funding and Operational Risk. More details on the GICAF and the Principal Risks Policy can be found in the Directors’ Report on page 19 and in the Risk Management section on pages 40 to 131.

Remuneration

We again provided input to the Board Remuneration Committee on the risk metrics to be used to determine financial performance and we reviewed the risk perspective on performance, which was used to inform remuneration decisions for 2011.

Effectiveness

As part of the annual Board Effectiveness Review, the performance of the Committee is assessed by the Committee itself and by the Board as a whole. This year’s review concluded that the Committee continues to operate effectively. Areas where we could enhance our performance include continuing to ensure that information flows to the Committee are appropriate and timely, given the changing environment.

Looking ahead to 2012

For 2012, global macroeconomic factors will continue to shape the Committee’s agenda. We will continue to closely monitor our risk profile and performance against risk appetite, with a particular focus on capital and liquidity. We will also continue to monitor carefully our Eurozone exposures.

David Booth

Chairman, Board Risk Committee

Remuneration

Alison Carnwath, who became Chairman of the Remuneration Committee in 2011, reports on the Board Remuneration Committee’s activities during 2011 in the Remuneration Report, which may be found on pages 27 to 39.

Relations with Shareholders

How do we ensure that we understand the views of our shareholders?

As Group Chairman, I am responsible for ensuring that there is effective communication with shareholders. I am in regular contact with institutional shareholders and, in particular, I met with institutional shareholders ahead of the 2011AGM and reported back to the Board on any significant issues that were raised. The Chief Executive, Group Finance Director and Senior Independent Director also had regular contact with shareholders and the Chairman of the Board Remuneration Committee met with key shareholders to discuss the Group’s remuneration structure and policy. In addition, all Directors had the opportunity to attend an investor seminar, which was held in June 2011.

During 2011, the Board received an update on the Group’s Investor Relations strategy, which included an update on key market issues raised by our owners, investor relations objectives and activities, share price performance and the share register profile. We also received the results of an investor audit carried out by one of our advisers, which provided an insight into market issues and institutional perceptions of our strategy, management and key issues. In late 2011, the Board also held a session on bank sector valuations, gaining an insight into how the market values banks and the factors influencing the market’s valuation.

How do we engage effectively with our shareholders?

We understand the need to be transparent in our dialogue and communications with our shareholders. We are supportive of the UK Stewardship Code’s aims of improving dialogue between investors and companies and strive to facilitate meaningful engagement with our shareholders. Our interaction with our shareholders falls into three main areas: institutional shareholders, private shareholders and the AGM. General shareholder information can be found on our website, www.barclays.com/investorrelations.

Institutional Shareholders

We have an active and dedicated investor relations team that manages a planned and comprehensive investor relations programme, which facilitates regular access for investors and buy-side and sell-side analysts to senior management, so that they can interact directly on key topics. Overall in 2011, over 400 separate meetings took place between management and investors, at venues in London, Scotland, USA, Canada, France, Germany, Spain, Ireland, Italy, Scandinavia, Switzerland, the Netherlands, the Middle East, Japan and China, reflecting the international nature of our investor register. Senior management from across the business also hosted investor and analyst meetings during 2011 including our quarterly reporting presentations and an investor seminar in June 2011. In addition to direct meetings, Barclays also participates in investor conferences intended to provide wider access to investors and analysts and took part in 17 such conferences in 2011. Our website also provides information for our debt investors, including information on our credit ratings, capital ratios, senior and subordinated debt securities, and securitisation and covered bond transactions.

Private Shareholders

As we have a large private shareholder base, it is impractical to communicate with our private shareholders using the same direct engagement model we follow for our institutional shareholders. Nevertheless, as we understand the need to treat all shareholders fairly, we follow industry best practice in terms of disclosure. To this end, we ensure that all documents produced for investor events are also provided on the investor relations section of our website. A wide range of information for all our shareholders can also be found on the site. We also maintain a specific shareholder enquiry line with our registrars for private shareholders to request information. To ensure our registrars continue to provide the highest quality of service to our shareholders, we regularly monitor their operational performance via monthly meetings.

We believe that communicating electronically with our shareholders is beneficial for the environment and lowers costs for the Group. We therefore actively encourage private shareholders to use our e-view service to receive their shareholder documents electronically and to get immediate access to information relating to their personal shareholding and dividend history. Shareholders can sign up to our e-view service at www.eviewsignup.co.uk/. Barclays e-view participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically. We also encourage our private shareholders to hold their shares in Barclays Sharestore, where shares are held electronically in a cost-effective and secure environment.

Private shareholders can discuss their concerns with us by email: privateshareholderrelations@barclays.com or in writing to Shareholder Relations at Barclays PLC, 1 Churchill Place, London E14 5HP.

AGM

The 2011 AGM was held on Wednesday 27 April 2011 at the Royal Festival Hall in London. In accordance with best practice, all resolutions were considered on a poll, which was conducted by our registrars and monitored by independent scrutineers. The results, along with proxy votes lodged prior to the meeting, were made available on our website the same day. 63% of the shares in issue were voted and all resolutions were approved.

The Board as a whole is committed to the constructive use of the AGM to meet with shareholders, hear their views and to answer their questions. All Directors are required to attend the AGM and all Directors attended the 2011 AGM, where the Chairmen of the Board Committees and I were available to answer shareholders’ questions. I look forward to meeting you at the 2012 AGM, which will be held on Friday 27 April 2012 at the Royal Festival Hall in London. The Notice of Meeting can be found in a separate document. The resolutions will be considered on a poll and the results will be announced via the Regulatory News Service (RNS) and made available on our website on the same day. Copies of the AGM speeches will also be released via RNS and posted on our website. Shareholders unable to attend the AGM are encouraged to vote in advance of the meeting via www.barclays.com/investorrelations/vote. They may also submit questions to the Board by writing to Shareholder Relations at the address given above.

Marcus Agius

Group Chairman

7 March 2012

Directors’ report

Profit and dividends

The profit for the financial year, after taxation, was £3,951m (2010: £4,549m). The final dividend for 2011 of 3.0p per share will be paid on 16 March 2012 to shareholders whose names were on the Register of Members at the close of business on 24 February 2012. With the interim dividends totalling 3.0p per ordinary share, paid in June, September and December 2011, the total distribution for 2011 is 6p (2010: 5.5p) per ordinary share. The interim and final dividend for 2011 amounted to £728m (2010: £653m).

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 21 to 23 and are incorporated into this report by reference. Sir Richard Broadbent left the Board with effect from 30 September 2011. There were no other changes to Directors in 2011.

Appointment and retirement of directors

The appointment and replacement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation. The Articles may only be amended by a special resolution of the shareholders.

The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Under the Articles, any such Director holds office only until the next AGM and may offer himself/herself for re-election. The Articles also require that at each AGM at least one-third (rounded down) of the Directors retire by rotation. The retiring Directors are eligible to stand for re-election. The Code recommends that all Directors of FTSE 350 companies should be subject to annual re-election, however, and all Directors will stand for re-election at the 2012 AGM.

Directors’ indemnities

The Company maintains directors’ and officers’ liability insurance which gives appropriate cover for any legal action brought against its Directors. In addition, qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2011 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Creditor payment policy

Barclays policy follows the Department for Business, Innovation & Skills’ Prompt Payment Code, copies of which can be obtained from the Prompt Payment Code website at www.promptpaymentcode.org.uk. The trade creditor payment days for Barclays Bank PLC for 2011 were 33 days (2010: 27 days). This is an arithmetical calculation based on the Companies Act regulations and does not necessarily reflect our practice, nor the experience of any individual creditor.

Political donations

The Group did not give any money for political purposes in the UK or the rest of the EU nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year. Absa Group Limited, in which the Group has a majority stake, made donations totalling £224,158 in 2011 (2010: £123,295) in accordance with its policy of making political donations to the major South African political parties as part of their Democracy Support Programme. The Group made no other political donations in 2011.

Charitable donations

Barclays provides funding and support to over 8,000 charities and voluntary organisations, ranging from small, local charities, such as the Bromley by Bow Centre, supporting young people in East London with employability and job-readiness programmes, to international organisations such as Unicef. The Group committed £30.3m in support of the community in the UK (2010: 28.6m), including charitable donations of £22.6m (2010: 22.9m). Further information on our community involvement can be found on pages 24 to 25.

Environment

In 2011 we launched the Barclays Climate Action Programme – a four-year plan which focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. The Climate Action Programme focuses on managing our own carbon footprint and reducing our absolute carbon emissions; developing products and services to help enable the transition to a low-carbon economy; and managing the risks of climate change. We invest in improving the energy efficiency of our operations and offset the emissions remaining through the purchase of carbon credits. We also have a long-standing commitment to managing the environmental and social risks associated with lending and a governance structure is in place to facilitate clear dialogue across the business and with suppliers around issues of potential environmental and social risk. More details may be found on our website at www.barclays.com/citizenship.

Essential contracts or arrangements

There are no persons with whom the Group has contractual or other arrangements that are considered essential to the business of the Group.

Contracts of significance

Barclays provided BlackRock, Inc. (BlackRock) with customary warranties and indemnities in connection with the sale of Barclays Global Investors (BGI) to BlackRock in 2009. Barclays will continue to provide support in respect of certain BGI cash funds until December 2013 and indemnities in respect of certain of BGI’s fully collateralised securities lending activities until November 2012.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business units.

Share capital

Share capital structure

The Company has Ordinary Shares in issue. The Company’s Articles also allow for the issuance of Sterling, Dollar, Euro and Yen preference shares (preference shares). No preference shares have been issued as at 2 March 2012 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2011 and at 2 March 2012. Details of the movement in Ordinary Share capital during the year can be found on page 226.

On 31 October 2008, Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants (the Warrants) to subscribe for up to 1,516.9 million new Ordinary Shares at a price of £1.97775. As at 31 December 2011 there were unexercised Warrants to subscribe for 379.2 million Ordinary Shares. These Warrants may be exercised at any time up to close of business on 31 October 2013.

Exercisability of rights under an employee share scheme

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

Special rights

There are no persons holding securities that carry special rights with regard to the control of the Company.

Substantial shareholdersa

Substantial shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the Financial Services Authority’s (FSA) Disclosure and Transparency Rules (DTR) is published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2011, the Company had been notified under Rule 5 of the DTR of the following holdings of voting rights in its shares:

Holder	Number of Barclays Shares	% of total voting rights attaching to issued share capital	Number of Warrants	% of total voting rights attaching to issued share capital [b]
BlackRock, Inc.[c]	805,969,166	7.06	–	–
Qatar Holding LLC[d]	827,411,735	6.79	379,218,809	1.62
Nexus Capital
Investing Ltd[e]	851,584,564	6.98	–	–
Legal & General
Group plc	480,805,132	3.99	–	–

Powers of the Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares, and to repurchase shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2011 AGM. It will be proposed at the 2012 AGM that the Directors be granted new authorities to allot and buy-back shares.

Repurchase of shares

The Company did not repurchase any of its Ordinary Shares during 2011 (2010: none). As at 2 March 2012, the Company had an unexpired authority to repurchase Ordinary Shares up to a maximum of 1,218,343,534 Ordinary Shares.

Change of control

If there is a change of control of Barclays PLC following a takeover bid, Barclays PLC must (so far as legally possible) use all reasonable endeavours to cause the corporation which then controls Barclays PLC to execute a deed poll providing that holders of the Warrants shall have the right (during the period in which the Warrants are exercisable) to exercise the Warrants into the class and amount of shares and other securities and property receivable upon such a takeover by the holders of the number of Ordinary Shares as would have been issued on exercise of the Warrants had such Warrants been exercised immediately prior to the completion of such takeover. The Warrants contain provisions for the adjustment of the gross number of ordinary shares in the event of the occurrence of certain dilutive events including, amongst others, extraordinary dividends, bonus issues, alterations to the nominal value of Ordinary Shares and rights issues.

There are no other significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Notes

a	Significant shareholders for the last 3 years is shown on page 263.
b	The percentages of voting rights detailed above have been calculated without including the new shares to be issued when the Warrants are exercised. This results in the percentage figures being artificially high.
c	The number of Barclays shares includes 8,003,236 contracts for difference to which voting rights are attached.
d	Total shown includes 13,447,183 options on ordinary shares.
e	Total shown includes 93,146,946 cash-settled options referencing ordinary shares.

Directors’ report continued

Risk management and internal control

The Directors have responsibility for ensuring that management maintain an effective system of risk management and internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. The Group Internal Control and Assurance Framework (GICAF) is the overarching framework that sets out Barclays approach to internal governance. It establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and monitoring compliance. The purpose of the GICAF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission (COSO), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group operational risk framework. As well as incorporating our internal requirements, these reflect material Group-wide legal and regulatory requirements relating to internal control and assurance. The GICAF is reviewed and approved on behalf of the Chief Executive by the Group Governance and Control Committee at least annually. The Board Risk Committee also reviews the GICAF annually.

Effectiveness of internal controls

The Directors review the effectiveness of the system of internal control semi-annually. An internal control compliance certification process is conducted throughout the Group in support of this review. Key controls are also assessed on a regular basis for both design and operating effectiveness. Issues arising out of business unit risk and control assessments are considered to identify pervasive themes. Where appropriate, issues affecting more than one business unit may be categorised as having Group level significance and are reported to the Board Audit Committee via the Group Governance and Control Committee. The Board Audit Committee monitors resolution of any identified control issues of Group level significance through to a satisfactory conclusion. In addition, regular reports are made to the Board Audit Committee by management, internal audit and the finance, compliance and legal functions covering in particular financial controls, compliance and operational controls.

Risk control framework

Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the Combined Code’ published by the Financial Reporting Council (the Turnbull Guidance). The Board regularly reviews these processes through its principal Board Committees. During 2011, the Principal Risks Policy, a material component of the GICAF, was updated to ensure that governance of non-financial risks was expanded and aligned to the structures already in place for financial risks. Regular risk reports are made to the Board covering risks of Group significance including credit risk, market risk, funding risk, operational risk and legal risk. The Board Risk Committee receives reports covering the Principal Risks as well as reports on risk measurement methodologies and risk appetite. Further details of risk management procedures are given in the Risk Management section on pages 40 to 131.

Legal entity governance

During 2011, the Group developed an enhanced policy for the governance of subsidiary entities, increasing focus on, and ensuring senior management’s line of sight to, the legal entity structure of the Group. A framework of varying minimum standards has been introduced, with the most onerous requirements being placed on larger or more complex subsidiaries that are deemed to carry greater risk. Compliance with the enhanced policy is overseen by the Group's Legal Entity Review Committee.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. The Legal and Technical Review Committee is responsible for reviewing the Group’s financial reports and disclosures to ensure that they have been subject to adequate verification and comply with legal and technical requirements, and reports its conclusions to the Disclosure Committee. The Disclosure Committee, which is chaired by the Group Finance Director, considers the content, accuracy and tone of the disclosures, reporting its conclusions to the Group Executive Committee and the Board Audit Committee, both of which review its conclusions and provide further challenge. Finally, the Board reviews and approves results announcements and the Annual Report for publication and ensures that appropriate disclosures have been made. This governance process is in place to ensure both management and the Board are given sufficient opportunity to review and challenge the Group’s financial statements and other significant disclosures before they are made public. It also provides assurance for the Chief Executive and Group Finance Director when providing certifications as required under the Sarbanes-Oxley Act 2002 and recommended by the Turnbull Guidance.

Throughout the year ended 31 December 2011, and to date, the Group has operated a system of risk management and internal control, which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations.

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

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2011. In making its assessment, Management has utilised the criteria set forth by COSO. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2011. Our independent registered public accounting firm has issued a report on the Group’s internal control over financial reporting, which is set out on page 168.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk Management section on pages 127 to 131.

Changes in internal control over financial reporting

There have been no changes in the Group's internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Group's internal control over financial reporting.

Going concern

The Group’s business activities and financial position; the factors likely to affect its future development and performance; and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business Review and Risk Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern. The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Disclosure of information to auditor

Each Director confirms that, so far as he/she is aware, there is no relevant audit information of which the Company’s auditors are unaware and that each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

Directors’ Responsibilities

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm set out on page 168, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

The Directors consider that, in preparing the accounts on pages 169 to 246, and the additional information contained on pages 52 to 131, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

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

(b)	The management report, which is incorporated into the Directors’ Report on pages 17 to 20, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson

Company Secretary

7 March 2012

Barclays PLC

Registered in England, Company No. 48839

Board of Directors

Marcus Agius, Group Chairmana (65)

Skills and experience: Marcus joined the Barclays Board in September 2006 as a non-executive Director and was appointed Chairman on 1 January 2007. Marcus has extensive city and commercial experience, having spent over 40 years in the banking sector, holding senior positions such as Chairman of Lazard in London and Deputy Chairman of Lazard LLC. Marcus also has a wealth of non-executive experience that includes a number of non-executive directorships and the chairmanship of BAA plc from 2001 until 2006.

Other principal external appointments: Chairman of the British Bankers’ Association since 2010; Senior Independent Director of the BBC since 2006; Member of the Executive Committee of the IIEB; Business Ambassador for UK Trade and Investment; Member of the Advisory Council of TheCityUK; Member of the Takeover Panel; Chairman of the Trustees of the Royal Botanic Gardens, Kew; Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew.

Committee membership: Chairman of the Board Corporate Governance and Nominations Committee since January 2007; Member of the Board Remuneration Committee since January 2007; Chairman of the Board Citizenship Committee since August 2011.

Bob Diamond, Chief Executive; Executive Director (60)

Skills and experience: Bob became Chief Executive on 1 January 2011, having previously held the position of President of Barclays PLC and Chief Executive of Corporate & Investment Banking and Wealth Management, comprising Barclays Capital, Barclays Corporate and Barclays Wealth. Bob became an executive Director in June 2005 and has been a member of the Barclays Executive Committee since September 1997. Bob has a wealth of industry knowledge, with over 30 years of experience in the banking industry. Before joining Barclays, Bob was Vice Chairman and Head of Global Fixed Income and Foreign Exchange at CS First Boston, where he was also a member of the Executive Board and Operating Committee. Prior to this, Bob worked at Morgan Stanley International as Managing Director and Head of Fixed Income Trading, spending 13 years with the firm.

Other principal external appointments: Non-executive Director of BlackRock, Inc.; Chairman, Board of Trustees of Colby College, Waterville, Maine; Chairman, Old Vic Productions, Plc; Trustee, The Mayor’s Fund for London; Member of the Advisory Board, Judge Business School at Cambridge University; Member of International Advisory Board, British-American Business Council; Life Member of The Council on Foreign Relations; Member of The International Advisory Board, The Atlantic Council; Director, Imperial War Museum Foundation.

David Booth, Non-executive Directorb (57)

Skills and experience: David joined the Board in May 2007 as a non-executive Director. David has extensive banking industry knowledge and experience, having previously been employed by Morgan Stanley from 1982 to 1992, and again from 1995 to 1997. David held various key positions within the company, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. Having retired from the Management Committee of Morgan Stanley in 1997, David now manages his own venture capital investments.

Other principal external appointments: Director of East Ferry Investors, Inc.

Committee membership: Chairman of the Board Risk Committee since January 2010 (member since January 2008); Member of Board Corporate Governance and Nominations Committee since January 2010.

Alison Carnwath, Non-executive Directorb (59)

Skills and experience: Alison joined the Board on 1 August 2010 as a non-executive Director. Alison has extensive experience of the banking industry, having worked in corporate finance and investment banking for 20 years from 1980 to 2000 before pursuing a portfolio career. Alison also has significant board experience, having held a number of non-executive directorships and the chairmanship of a listed company. During her career, Alison was a senior partner of Phoenix Securities and Managing Director, New York at Donaldson, Lufkin & Jenrette. Alison was also a director of J. Henry Schroder Wagg & Co, where she worked for 10 years.

Other principal external appointments: Non-executive Chairman of Land Securities Group PLC since November 2008; Non-executive Director of Malachite Advisors Limited; Non-executive Director of Man Group plc; Independent Director of Paccar Inc; Senior Advisor at Evercore Partners LLP.

Committee membership: Member of the Board Audit Committee since October 2010; Chairman of the Board Remuneration Committee since July 2011 (member since October 2010); Member of the Board Corporate Governance and Nominations Committee since July 2011.

Fulvio Conti, Non-executive Directorb (64)

Skills and experience: Fulvio joined the Board in April 2006 as a non-executive Director. Fulvio has significant financial and business experience from a career spanning over 35 years, and has been CEO of Enel SpA, the Italian energy company, since 2005. During his career, Fulvio has held the role of Chief Financial Officer for various private and government owned entities in Italy, and was in charge of finance at Montedison-Compart, and head of the accounting, finance, and control department of Montecatini. He has also held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe.

Other principal external appointments: Director of ENDESA SA since June 2009; Director of AON Corporation since January 2008; Director of Italian Institute of Technology since October 2011; President of Eurelectric since June 2011.

Committee membership: Member of the Board Audit Committee since September 2006.

Notes a Independent on appointment. b Independent non-executive Director.

Simon Fraser, Non-executive Directorb (52)

Skills and experience: Simon joined the Board in March 2009 as a non-executive Director. Simon has extensive experience of the fund management industry, having started his career at Fidelity International where he spent 27 years. During this time, Simon was President of the Investment Solutions Group and President of the Retirement Institute. Simon held a number of other positions during his time at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group.

Other principal external appointments: Director of Fidelity European Values PLC since July 2002; Director of Fidelity Japanese Values PLC since May 2000; Chairman of The Merchants Trust PLC since May 2010; Chairman of Foreign & Colonial Investment Trust PLC since May 2010; Non-executive Director of Ashmore Group Plc since February 2012.

Committee membership: Member of the Board Audit Committee since May 2009; Member of the Board Remuneration Committee since May 2009.

Reuben Jeffery III, Non-executive Directorb (58)

Skills and experience: Reuben joined the Board in July 2009 as a non-executive Director. Having held high profile roles in both the public and private financial services sectors, Reuben has been CEO of Rockefeller & Co., Inc. since 2010 and has a broad range of banking and government experience. Reuben is a Senior Adviser at the Center for Strategic & International Studies in Washington, D.C., having previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007- 2009). Prior to this, Reuben was the Chairman of the Commodity Futures Trading Commission. Reuben has a strong investment banking background, having spent eighteen years at Goldman, Sachs & Co. between 1983-2001 where he was managing partner of Goldman Sachs in Paris and led the firm’s European Financial Institutions Group in London. Prior to joining Goldman Sachs, Reuben was a lawyer with the New York firm of Davis Polk & Wardwell.

Other principal external appointments: Member of the Advisory Board of the International Advisory Council of the China Securities Regulatory Commission; Member of the Advisory Board of TASC Inc.; Member of the Advisory Board of TowerBrook Capital Partners LP.

Committee membership: Member of the Board Risk Committee since January 2010.

Chris Lucas, Group Finance Director; Executive Director (51)

Skills and experience: Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. Chris is responsible for a number of Group functions including Finance, Investor Relations, Treasury, Tax, Corporate Development and Corporate Secretariat. Chris joined Barclays from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. Chris has an extensive finance and accounting background, having spent most of his career working across financial services, including three years in New York as Head of the US Banking Audit Practice of PricewaterhouseCoopers LLP. He was Global Relationship Partner for Barclays for the 1999–2004 financial years and subsequently held similar roles for other global financial services organisations.

Other principal external appointments: none held

Sir Andrew Likierman, Non-executive Directorb (68)

Skills and experience: Sir Andrew joined the Board in September 2004 as a non-executive Director. Sir Andrew has wide ranging experience within both public and private sectors and academia. He is currently Dean of the London Business School and Chairman of the National Audit Office. Sir Andrew has held a number of high-profile roles, including 10 years spent as Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. Sir Andrew also has a wealth of non-executive experience that includes serving as a non-executive Director of the Bank of England. In his professional capacity, Andrew has held the presidency of the Chartered Institute of Management Accountants, served as a member of the Financial Reporting Council for several years and was a member of the “Cadbury Committee” on UK Corporate Governance.

Other principal external appointments: Trustee of the Institute for Government since September 2008; Chairman of Applied Intellectual Capital Inc. (2006-2008); Non-executive Director of the Bank of England (2004-2008); Non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust (2004-2008).

Committee membership: Member of the Board Audit Committee since September 2004; Member of the Board Risk Committee since September 2004.

Note

b Independent non-executive Director.

Board of Directors continued

Dambisa Moyo, Non-executive Directorb (43)

Skills and experience: Dambisa joined the Board on 1 May 2010 as a non-executive Director. Dambisa is an international economist and commentator on the global economy, with a background in financial services. Dambisa worked for the World Bank from 1993 to 1995. After completing a PhD in Economics, she worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams.

Other principal external appointments: Non-executive Director of SABMiller PLC since June 2009; Non-executive Director of Lundin Petroleum AB (publ) since May 2009; Non-executive Director of Barrick Gold Corporation since April 2011.

Committee membership: Member of the Board Risk Committee since October 2010; Member of the Board Citizenship Committee since August 2011.

Sir Michael Rake, Senior Independent Directorb (64)

Skills and experience: Sir Michael joined the Board in January 2008 as a non-executive Director, and was appointed Senior Independent Director in October 2011. Sir Michael has significant non-executive experience, both as a chairman and board member of listed companies. With over 30 years spent with KPMG, Sir Michael has substantial financial and business experience gained in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2000 and Chairman of KPMG International from 2002-2007.

Other principal external appointments: Chairman of BT Group plc since 2007; Chairman of easyJet Plc since January 2010 (Deputy Chairman June 2009 – December 2009); Director of the Financial Reporting Council (2007-2011); Director of the McGraw-Hill Companies since 2007; Chairman of the UK Commission for Employment and Skills (2007-2010); Chairman of Business in the Community (2004-2007).

Committee membership: Chairman of the Board Audit Committee since March 2009 (member since January 2008); Member of the Board Risk Committee since May 2009; Member of Board Corporate Governance and Nominations Committee since May 2009.

Sir John Sunderland, Non-executive Directorb (66)

Skills and experience: Sir John joined the Board in June 2005 as a non-executive Director. Sir John has extensive business experience and knowledge, having spent forty years with Cadbury Schweppes PLC, where he became Chief Executive in 1996 and subsequently Chairman in 2003. Sir John has significant experience as a Director of UK listed companies, and has also held a number of presidencies of trade and professional bodies, including the Confederation of British Industry and the Chartered Management Institute.

Other principal external appointments: Chairman of Merlin Entertainments Limited since December 2009; Director of the Financial Reporting Council until 2011; Adviser to CVC Capital Partners; Governor of Reading University; Chancellor of Aston University; Deputy President of the Chartered Management Institute until 2009 (President 2007-2008); Deputy President of the CBI until June 2008 (former member and President).

Committee membership: Member of the Board Corporate Governance and Nominations Committee since September 2006; Member of the Board Remuneration Committee since July 2005; Member of the Board Citizenship Committee since August 2011.

Note b Independent non-executive Director.

Citizenship

At Barclays, we have a clear sense of our business purpose: to help individuals, businesses and economies progress and grow. For us, the term Citizenship captures this purpose and directs how we use our resources and expertise to create long term value for all our stakeholders.

 Banks need to become better citizens. This is not about philanthropy – it’s about delivering real commercial benefits in a way that also creates value for society.

Bob Diamond

Chief Executive

Citizenship is one of Barclays four execution priorities and is integral to our business.

In the first instance, Citizenship is about contributing to growth in the real economy, creating jobs and supporting sustainable growth. Second, it is about the way we do business: putting our customers’ interests at the heart of what we do, and managing our impact responsibly. Third, it is about supporting our communities through investment programmes and the direct efforts of our employees.

Our approach

Throughout the year, we engaged with a diverse set of stakeholders to understand the challenges they face and how we can best help. Stakeholders play a pivotal role in helping us determine how we prioritise the issues we need to address. This involves listening to our customers and clients, our shareholders and employees, while working in collaboration with charities and governments.

We made firm progress in 2011 but still have a long way to go. That’s why in 2012 we will launch a Citizenship Plan outlining our longer term commitments to 2015. These objectives will be aligned to rigorous planning and reporting processes to drive delivery of this agenda, including responsibilities as corporate taxpayers. In this respect, we note HMRC’s reaction to a transaction that we voluntarily disclosed to them and recognise that we need to anticipate better its changing approach to the taxation of corporates.

Board Citizenship Committee

In 2011, we strengthened our governance framework by creating a Board Citizenship Committee as a formal sub-committee of our Board of Directors. The committee is chaired by Group Chairman Marcus Agius and includes two non-executive Directors.

Progress against our priorities is reviewed regularly and will be formally assessed at least twice yearly by the Board Citizenship Committee and the Executive Committee. A range of management committees are responsible for specific aspects of Citizenship performance.

Citizenship reporting

We have included here a summary of our progress. We will publish a comprehensive analysis in our Citizenship Report.

We measure and monitor progress across a wider range of issues in our annual Citizenship Report. The Report contains an extensive amount of information on our strategy, impacts, and performance and is independently assured using a robust reporting framework. Read the online Report from 23 April 2012 to access full 2011 data.

Contributing to growth We operate a profitable business helping individuals, businesses and institutions to pursue their goals.	The way we do business We seek to reinforce our integrity every day in the way that we manage our business and treat our customers.	Supporting our communities Our role in the communities goes far beyond what we deliver through our core business activities.

We are committed to increasing lending to businesses and have exceeded our Project Merlin targets in the UK. Of the £43.6bn delivered, £14.7bn was provided to SMEs. We raised over US$1 trillion in funding for institutions, including US$388bn for governments and public sector entities. In a difficult year for the Eurozone, we were the leading manager of bonds for the European Financial Stability Mechanism. We also help individuals to manage their money, and last year supported 10,000 people in buying their first home.

The interests of our customers and clients are at the heart of what we do, and we strive to improve the service that we provide. UK Banking complaints reported to the FSA (excluding PPI) fell 30% year on year, but we recognise we have more to do to in this area. We make responsible decisions in how we govern the business and treat our colleagues (see page 26), and actively manage the social and environmental impacts of what we do. As part of our Climate Action Programme, we have committed to reduce our carbon emissions by 4% by 2013.

The future success of communities and economies is reliant on the next generation having the right skills. We focus on empowering young people with the necessary financial, entrepreneurial and life skills to achieve financial independence and security. In 2011, we invested £63.5m in community programmes which reached over two million people. These activities were supported by 73,000 colleagues who donated their time, skills and money to support community causes.

Case study: supporting UK SMEs	Case study: customer satisfaction	Case study: empowering young people

In 2011, we helped over 100,000 businesses to start up and our nationwide seminars provided practical business advice to over 14,000 people. We were one of the first banks to respond to the riots in UK communities in August, helping assess cash flow impact and offering temporary overdrafts.

We are holding ‘lending clinics’ across the UK, answering questions on lending and the loan application process, to provide small businesses with the confidence to invest for growth.

We worked to improve customer satisfaction across the business during 2011.

For example, in the UK, our corporate bank ranked first for client satisfaction amongst peers and a division in our wealth management business won ‘Best Customer Experience Award in Financial Services’ in the Customer Experience Awards. Our UK retail bank improved customer satisfaction ranking to fourth amongst peers and received the Which? Award for ‘Positive Change’.

Our partnership with Youth Business International (YBI) helps young people start their own businesses and create employment. YBI works with young people to provide access to capital, training, mentoring and other business development services. This benefits 50,000 young entrepreneurs in 34 countries.

Our employees volunteer in a variety of ways, including mentoring and providing professional support.

People

Global excellence

Our success relies on the valuable skills of our people. We continue to operate to global governance frameworks and standards which regulate how we manage and treat our employees around the world. We are expanding the reach of these frameworks by establishing shared global practices across our businesses. Our key areas of focus are:

Attraction, engagement and performance

We recognise that successful employment relationships rely on mutual benefit. We are, therefore, clear and open about the skills and commitment we look for in new colleagues. We encourage applications from a diverse range of people and use selection techniques that support individuals in showing us what they can bring to Barclays, paying particular regard to the aptitudes of persons with disabilities.

The drive for individuals to be their best continues after joining our team. Our suite of communication channels cover internal and external topics that matter to our people and raise their awareness of the financial and economic factors that affect how Barclays operates now and in the future. These include global and location-specific intranets, news magazines and briefings from Executive and local Leaders to ensure the widest possible reach. Two-way communication is maintained by regular Employee Opinion Surveys with follow-through of the outcomes at all levels of our organisation and by consultation with our recognised unions and work councils internationally. These enable the views of our people to be taken into account in corporate decisions affecting their interests.

Assessment of performance is not only about what is achieved; how it is achieved is equally important. Resources for both personal and professional development are provided to employees in addition to mandatory training on policies and regulatory responsibilities. Employees regularly review, with their managers, their performance and development needs and, typically, twice a year, a performance rating is communicated.

Financial incentives are based on individuals’ performance ratings and the performance of their business. As an extra means of encouraging our people to be involved and to share in our success, we regularly invite them to participate in our share options and share purchase schemes. Further details of our approach to remuneration are included in the Remuneration report on pages 27 to 39.

Diversity and inclusion

Our mission is to create an ever more inclusive environment through ensuring that we treat people fairly, with respect and value all aspects of diversity. Strategies to achieve this aim are endorsed at Board level and promulgated throughout our organisation. This is achieved by a range of initiatives and monitoring. These initiatives include training for all employees, workplace and working practice adjustments for persons with disabilities, company sponsored employee resource groups and an annual global scheme celebrating the significant contribution from female colleagues.

We are proud that many of our initiatives have received external recognition around the world, but recognise there is more to be accomplished. For example, we are monitoring diversity and inclusion progress year on year and, by leveraging our merit-based approach to appointments. We aim to ensure that our Board is diverse in every sense of the word with particular aspirations for female representation at this level.

Health and safety

The health and safety of our employees and customers is important to Barclays. It is an integral part of the duties of line managers to manage all health and safety issues within their areas of responsibility. Line managers have access to specialist resources for advice and guidance to support them in discharging their health and safety responsibilities.

We consult with our employees on matters affecting their health and safety. We encourage their involvement and personal commitment, including working closely with employee representatives.

Barclays is committed to promoting a working environment where health and safety is a fundamental part of the culture.

Employees by geographic segment – full time equivalent
	UK	Europe	Americas	Africa and Middle East	Asia	Total
2011	56,100	11,600	10,900	47,900	14,600	141,100
2010	58,100	13,600	11,500	50,400	13,900	147,500

The definition for senior executives has been re-calibrated to achieve greater consistency across the different business areas. The 2010 published percentage has been revised to reflect this change.

Remuneration report

Statement from the Chairman of the Board Remuneration Committee

We recognise that executive remuneration generally, and bank remuneration in particular, is an important issue. Barclays needs to work with the acceptance of the communities in which we operate and balance the competing demands of our many stakeholders. This includes a close and continuous engagement with the Financial Services Authority and with our shareholders.

In 2011 Barclays delivered a solid set of results, achieved in challenging market and economic conditions. This included:

–	Total income up 3% (adjusted income excluding own credit and debt buy-backs down 8%);

–	Profit before tax down 3% (adjusted profit before tax down 2%);

–	Credit impairment charge improved 33%, with an annualised loan loss rate of 77bps (2010: 118bps);

–	Operating expenses, excluding PPI provision, goodwill impairment and UK bank levy, down 4%. Cost saving targets have been exceeded;

–	Core Tier 1 ratio strengthened to 11.0% (2010: 10.8%) and risk weighted assets reduced;

–	Liquidity pool remained strong;

–	Net asset value per share increased 9% and net tangible asset value per share increased 13%;

–	Universal banking model helped to deliver broadly balanced adjusted profit before tax across the retail and investment banking businesses;

–	Sovereign exposure to Spain, Italy, Portugal, Ireland and Greece reduced;

–	Improving performance against our Citizenship execution priority, including delivery of £43.6bn of gross new lending to UK businesses, including £14.7bn to SMEs, exceeding Project Merlin lending targets; and

–	Final dividend of 3.0p per share for the fourth quarter, making 6.0p for the year, an increase of 9%.

The results were reflected in the remuneration decisions across Barclays including those for Bob Diamond and Chris Lucas. 2011 total incentive awards were down 26% across the Group compared with a 3% reduction in profit.

Remuneration decisions for all of our employees, including for Bob Diamond and Chris Lucas, reflect performance and in making these decisions we are mindful of current economic conditions. Bonuses for our executive Directors and our eight highest paid senior executive officers were down 48% versus 2010 on a "like-for-like" basis (being the reduction for individuals in service in both 2010 and 2011).

Barclays needs to operate commercially and that includes setting remuneration for our executive Directors appropriately. Key factors that were taken into account in deciding on Bob Diamond's bonus were Barclays profit before tax and adjusted profit before tax; the relative performance of Barclays versus its peers; progress in delivering the four strategic priorities of capital, returns, income and Citizenship; progress in delivering the £1bn cost reduction target; Bob Diamond's leadership of the Executive Committee; and progress in delivering the return on equity target of 13%. In assessing the return on equity target, the Committee took into account the fall in return on equity during the year and the increased levels of capital being held. Barclays made progress in executing a thorough portfolio review designed to ensure that the business can achieve its return on equity target in the future. The Committee also took into account the PPI redress and progress against the Project Merlin lending targets.

The Board and the Committee recognise that our return on equity has to improve. In order to achieve this, our operating costs need to be reduced. Remuneration has its part to play in that. We fully recognise that higher capital requirements and a challenging economic environment mean that remuneration levels in the industry have to adjust. That journey will take time and we have taken important steps in the right direction in 2011. Total incentive awards for Barclays Capital were down 35% on 2010 with Barclays Capital profit before tax reducing 32%. The Committee will continue to focus on reaching a sustainable balance between shareholder returns and employee remuneration.

In determining 2011 total incentive awards, the Committee made appropriate adjustments to reflect material events in 2011. This included adjusting total incentive awards for the impact of the PPI redress and reviewing financial performance excluding own credit. The Committee also considered material events in 2011 for individual decisions, which resulted in reductions to incentive awards and the clawback of unvested deferred awards in a number of cases.

This report provides the following information:

–	Part A (page 28): an overview of executive remuneration for 2011;

–	Part B (page 29): details of the total incentive awards for 2011; and

–	Part C (pages 30 to 39): additional disclosures to comply with legal and regulatory requirements for remuneration disclosure. Barclays auditors, PricewaterhouseCoopers LLP, have audited the information in Tables 4, 6, 7, 8, 9, 10, 11, 19, 23 and 24.

Additional information on Barclays approach to remuneration can be found at www.barclays.com/investorrelations. This includes:

–	Details relating to Barclays Remuneration Policy;

–	How regulatory requirements are factored into decision making;

–	The key elements of Barclays remuneration arrangements; and

–	A summary of the principal share and cash plans and long term incentive plans used for the 2011 performance year.

I trust the remuneration report provides you with a clear picture of how the Committee has discharged its responsibilities in 2011.

On behalf of the Board

Alison Carnwath

Chairman, Board Remuneration Committee

7 March 2012

Part A: Overview of executive remuneration for 2011

Remuneration decisions, including those for executive Directors and Code Staff, are managed on the basis of total remuneration, comprising salaries, bonuses and long term incentive awards. Code Staff are Barclays employees whose professional activities could have a material impact on the Group’s risk profile. The Committee reviews each element of remuneration relative to performance and relative to the practice of other comparable organisations. This includes benchmarking against other leading international banks and financial services organisations and other companies of a similar size to Barclays.

Salaries are set at a level consistent with market rates. Bonuses are determined by reference to a qualitative and quantitative assessment of performance. Both financial and non-financial performance is considered. Financial performance is assessed by reference to key financial metrics including profit before tax, return on equity, return on risk weighted assets (RoRWA) and cost control. Non-financial performance is assessed by reference to factors including customer satisfaction and employee opinion surveys.

For the 2011 performance year, the use of deferred bonuses was increased to align better the incentive created by the variable component of remuneration to sustained performance. Deferred bonuses vest over a period of three years, dependent on future service and subject to clawback provisions.

Long term incentive awards reward execution of Barclays strategy and the creation of sustained growth in shareholder value. They are designed to align the executive Directors’ and most senior employees’ goals with the long term success of Barclays. Long term incentive awards are subject to risk-adjusted performance conditions, measured over a performance period of a minimum of three years. The vesting of awards is subject to the discretion of the Committee to ensure that awards only vest for performance and vesting is also subject to clawback provisions. Vested long term incentive awards are delivered in Barclays shares and cash.

Table 1 shows the details of salary, bonus for 2011 and the value at award of 2012-2014 performance period long term incentive awards for the executive Directors and the eight highest paid senior executive officers (who are Key Management Personnel). No salary increases were made for these individuals during 2011 and the salaries are unchanged for 2012. Bonuses for these individuals were down 48% versus 2010 on a like-for-like basis and are deferred over three years. The bonuses reflect the financial performance of Barclays. They also reflect the return on equity that was delivered. Cost control was disciplined and risk performance was strong, with reduced credit impairment, strong capital and liquidity positions, and reduced exposure to Eurozone sovereign debt. Project Merlin lending targets were also exceeded. Each individual's contribution was reviewed using a formal performance assessment process and by reference to objectives set at the start of the year. The outcome of this process is used to inform remuneration decisions.

Retirement benefits (or cash in lieu of pension) and other benefits (which may include private medical insurance, life and disability cover and car allowance) are provided in addition to the total remuneration package.

Further details on executive Director remuneration are provided in pages 31 to 35 of this report. Further details of the long term incentive plans are provided on pages 269 to 272.

Table 1: Total remuneration of the executive Directors and eight highest paid senior executive officers
	Executive Directors		Senior executive officers

	Bob Diamond	Chris Lucas	1	2	3	4	5	6	7	8
	2011 £000	2011 £000	2011 £000	2011 £000	2011 £000	2011 £000	2011 £000	2011 £000	2011 £000	2011 £000
Salary	1,350	800	700	700	600	700	695	745	600	584
Current year cash bonus	0	0	0	0	0	0	0	0	0	0
Current year share bonus	0	0	0	0	0	0	0	0	0	0
Deferred cash bonus	0	0	2,250	2,250	1,550	1,000	1,000	931	950	0
Deferred share bonus	2,700	1,800	2,250	2,250	1,550	1,000	1,000	931	950	1,230
Total of salary and bonus	4,050	2,600	5,200	5,200	3,700	2,700	2,695	2,607	2,500	1,814
Long term incentive award	2,250	1,333	1,500	1,300	1,500	2,250	2,250	621	700	703
Total remuneration	6,300	3,933	6,700	6,500	5,200	4,950	4,945	3,228	3,200	2,517

Remuneration report continued

Part B: Total incentive awards for 2011

We recognise the understandable importance that all stakeholders attach to the judgements that we must apply in managing remuneration. We manage remuneration in a way that is consistent with protecting future revenue flows and our ability to maximise returns to shareholders while enhancing our customer and client service standards.

Ensuring that we have the right people, in the right roles, is vital to our ability to generate shareholder returns by serving our customers and clients effectively, especially in the highly competitive, global markets in which we operate. This requires that we are competitive in the way in which we manage remuneration.

We manage remuneration decisions on the basis of total remuneration. An important tool in ensuring an appropriate balance between competitiveness and responsibility is the mix between the fixed and variable components of remuneration. We set the fixed component of remuneration – which largely comprises salaries – at a level consistent with market rates. We use the variable component of remuneration to create the flexibility that allows our cost base to respond to changes in economic and business conditions and to provide a clear and explicit link between remuneration and current and future performance. That link includes, in particular for senior roles, paying a substantially higher proportion of bonuses in shares, and deferred bonuses being subject to clawback provisions, to help ensure sustained performance over the longer term.

We have increased the use of deferred bonuses to align better the incentive created by the variable component of remuneration to sustained performance. Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service.

Table 2 sets out details of total incentive awards for 2011, including:

–	Total bonus pool down 25% and total incentive awards down 26% versus 2010, with Barclays profit before tax reducing 3%;
–	Barclays Capital bonus pool down 32% and total incentive awards down 35% versus 2010, with Barclays Capital profit before tax reducing 32%;
–	Total bonus pool as a percentage of profit before tax (pre-bonus) down year on year from 33% to 28%;
–	Average value of bonus per Barclays employee down 21% year on year to £15,200; average value of bonus per Barclays Capital employee down 30% to £64,000;
–	Current year cash bonus capped at £65,000 for Barclays Capital employees; and
–	Proportion of bonus pool that is deferred significantly exceeds the FSA’s Remuneration Code requirements and is expected to be amongst the highest deferral levels globally; 75% of the bonus pool in Barclays Capital is deferred.

The balance between shareholder returns and incentive awards for employees is a key consideration for the Committee. The Committee will continue to focus on reaching a sustainable balance.

Table 2: Total incentive awards granted – current year and deferred
	Barclays Group			Barclays Capital
	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m	% Change	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m	% Change
Current year cash bonus	832	1,601	(48)	381	1,139	(67)
Current year share bonus	66	73	(10)	3	57	(95)
Total current year bonus	898	1,674	(46)	384	1,196	(68)
Deferred cash bonus	618	568	9	576	530	9
Deferred share bonus	634	609	4	576	535	8
Total deferred bonus	1,252	1,177	6	1,152	1,065	8
Bonus pool	2,150	2,851	(25)	1,536	2,261	(32)
Sales commissions, commitments and other incentives	428	633	(32)	201	399	(50)
Total incentive awards granted	2,578	3,484	(26)	1,737	2,660	(35)

Bonus pool as % of profit before tax (pre bonus)	28%	33%		35%	36%
Bonus pool as % of adjusted profit before tax (pre bonus)	29%	34%		35%	36%
Proportion of bonus that is deferred	58%	41%		75%	47%
Total employees (full time equivalent)	141,100	147,500	(4)	24,000	24,800	(3)
Bonus per employee	£15,237	£19,329	(21)	£64,000	£91,169	(30)

Please refer to page 38 for Glossary. For a reconciliation of the total incentive awards granted to the relevant income statement charge, see Table 23 on page 38.

Part C: Additional disclosure information

Board Remuneration Committee remit and membership

The Committee provides governance and strategic oversight of remuneration. The Committee’s terms of reference are available online at www.barclays.com/corporategovernance. The terms of reference were revised in February 2011 to take account of regulatory and corporate governance developments. The Committee met formally eight times during 2011. The Committee Chairman reported to the Board on the substantive issues discussed at each meeting. In addition to the formal meetings, the Committee members frequently consult between meetings and meet informally. The Committee Chairman consulted with shareholders and representative bodies during 2011. This included, in line with our commitments under Project Merlin, engaging with shareholders to ensure that their views and opinions were fully understood ahead of the Committee reaching its decisions.

The members of the Committee during 2011 were Sir Richard Broadbent (Committee Chairman until 30 June 2011), Alison Carnwath (Committee Chairman from 1 July 2011), Marcus Agius (Group Chairman), Simon Fraser and Sir John Sunderland. Details of members’ attendance are shown in Table 3. The non-executive Directors who are Committee members are considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement. Marcus Agius was considered independent on appointment to the Board.

The outcome of the 2011 Board Effectiveness Review showed that the Committee operated effectively in 2011. Figure 1 sets out how the Committee's time was allocated in 2011.

Advisors

The Committee’s work is supported by independent professional advice. The Committee reviews the appointment of advisors each year. In 2011 Towers Watson was re-appointed by the Committee as its advisor until February 2012. Johnson Associates, Inc. was appointed by the Committee as its advisor from March 2012. Any potential conflicts of interest the advisors may have are disclosed to the Committee. In addition to advising the Committee, Towers Watson provided remuneration benchmarking data to the Group. Towers Watson also provided pension advice as the appointed advisor to the trustee of the UK Retirement Fund. The Chief Executive, the Human Resources Director, the Compensation and Benefits Director and, as necessary, members of the Executive Committee, also advised the Committee, supported by their teams. No Barclays employee is permitted to participate in discussions or decisions of the Committee relating to his or her own remuneration.

Barclays Remuneration Policy

The Remuneration Policy provides a framework for the Committee in carrying out its work, including remuneration decisions for executive Directors and Code Staff. The aims of the Remuneration Policy are to:

1.	Attract and retain those people with the ability, experience and skill to deliver Barclays strategy;

2.	Create a direct and recognisable alignment between the rewards and risk exposure of shareholders and employees;

3.	Incentivise employees to deliver sustained performance consistent with strategic goals and appropriate risk management, and to reward success in this;

4.	Deliver remuneration that is affordable and appropriate in terms of value allocated to shareholders and employees; and

5.	Encourage behaviour consistent with Barclays guiding principles.

More details on the Remuneration Policy including Barclays guiding principles can be found on pages 269 to 272. The Committee reviews the Remuneration Policy to ensure that Barclays remuneration remains competitive and provides appropriate incentive for performance. To ensure appropriate operation of the Remuneration Policy, the Committee has established remuneration governance frameworks for each major business and for the Group. The frameworks are forward looking and are based on financial metrics, including key remuneration ratios, that assess the current and future affordability of remuneration. The frameworks are designed to ensure that remuneration is managed in a way that is consistent with delivering the strategy and performance of Barclays and each of the businesses, whilst maintaining capital strength.

For individual remuneration decisions made by the Committee, including the decisions for executive Directors, the level of remuneration across Barclays and each of the businesses is taken into account. The combined potential remuneration for the executive Directors and for senior employees from bonuses and long term incentive awards outweighs the fixed component of remuneration, and is subject to individual and business performance. This means that the majority of remuneration is risk adjusted.

Table 3: Committee attendance
	Meetings eligible to attend	Meetings attended
Sir Richard Broadbent	6	6
Alison Carnwath[a]	8	6
Marcus Agius	8	8
Simon Fraser	8	8
Sir John Sunderland[a]	8	7

Secretary
Patrick Gonsalves

a	Unable to attend due to prior commitments. In the case of Alison Carnwath the meetings not attended were meetings prior to her becoming Committee Chairman.

Remuneration report continued

Remuneration governance

The Committee determines the bonus pool by reference to a number of quantitative and qualitative measures. In doing this the Committee is informed by the remuneration governance frameworks and associated financial metrics and remuneration ratios. The Committee receives input from the Group Finance Director and the Chief Risk Officer on key financial and risk matters. The Committee works closely with the Board Audit Committee and the Board Risk Committee, and receives input on internal audit, compliance and risk matters. This includes the Committee receiving a report from the Board Risk Committee on the risk performance of the businesses in order to ensure that the bonus pool properly reflects this performance.

The Committee reviews individual remuneration recommendations for executive Directors, Code Staff and employees with total remuneration of £1m or more. Remuneration decisions are directly linked to individual performance, both financial and non-financial. Individual performance is reviewed by line management through a formal assessment process, which includes a review against objectives set at the start of the year. The assessment includes reviewing individual behaviour against Barclays guiding principles and applicable risk and control policies.

Bonuses above a threshold level (set annually by the Committee) include awards in the form of deferred bonuses. The vesting of deferred bonuses is dependent on future service and subject to clawback provisions. The Committee reviews the operation of clawback provisions and may reduce the vesting level of an unvested deferred bonus (including to nil). Events that may lead to the operation of clawback provisions include employee misconduct, harm to Barclays reputation, material restatement of Barclays financial statements, a material failure of risk management or a significant deterioration in the financial health of Barclays. Clawback provisions may also result in suspension of deferred bonuses where an employee is under investigation for a regulatory or disciplinary matter.

The risk and compliance functions play a key role in remuneration governance. The risk function provides regular updates to the Committee on risk adjusted business performance and it also provides input on the remuneration governance frameworks, bonus pool proposals and new incentive plan designs (including risk-adjusted metrics for use in long term incentive plans) from a risk management perspective. The input of the compliance function focuses on the assessment of individual employee behaviour based on the operation of compliance controls. Remuneration decisions for employees working in key control functions, including the risk and compliance functions, are determined independently of the businesses in which they work. The remuneration governance arrangements described above apply to all employees in Barclays, including Code Staff.

Executive Director remuneration

Table 4 shows the total remuneration for the executive Directors and Table 5 shows their salaries.

Salary

The executive Directors’ salaries are unchanged for 2012.

Bonus

The maximum bonus opportunity for 2011 for executive Directors was 250% of salary, and it will remain the same for 2012.

The bonuses for 2011 for the executive Directors reflect the results for 2011 which were delivered amidst a challenging economic, market and regulatory environment. The bonuses are deferred over a period of three years in Barclays shares under the Share Value Plan (SVP). No consideration is payable by the executive Directors to receive the award. SVP awards normally vest in equal portions on the first, second and third anniversaries of grant dependent on future service and they are subject to clawback provisions.

Long term incentive awards

The maximum value of long term incentive awards for executive Directors for the 2012-2014 performance period is 500% of salary. Table 4 shows the value at award of the proposed long term incentive awards for the 2012-2014 performance period for the executive Directors (based on 33% of the maximum number of shares subject to the award). The long term incentive awards will be granted under the Barclays Long Term Incentive Plan. No consideration is payable by the executive Directors to receive the awards. The awards are dependent on future service and vest subject to performance conditions and clawback provisions. Further details on the Barclays Long Term Incentive Plan (Barclays LTIP) are provided on pages 269 to 272.

Table 4: Total remuneration (audited)
	Bob Diamond		Chris Lucas
	2011 £000	2010 £000	2011 £000	2010 £000
Salary	1,350	250	800	763
Current year cash bonus	0	0	0	360
Current year share bonus	0	1,800	0	360
Deferred cash bonus	0	2,350	0	540
Deferred share bonus	2,700	2,350	1,800	540
Total of salary and bonus	4,050	6,750	2,600	2,563
Long term incentive award	2,250	2,250	1,333	1,333
Total remuneration	6,300	9,000	3,933	3,896

Table 5: 2011 and 2012 salary
	Salary at 31 December 2011 £000	Salary at 1 April 2012 £000	Date of previous increase
Bob Diamond	1,350	1,350	1 January 2011
Chris Lucas	800	800	1 April 2010

Pension

The executive Directors received an annual cash allowance in lieu of membership of a Barclays pension plan. This was 50% and 25% of salary for Bob Diamond and Chris Lucas respectively. Further details are shown in Table 6. The accrued pension of £60,000 at 31 December 2011 for Bob Diamond relates to US pension plans in which he ceased to be an active member as at 31 December 2010.

Benefits

Executive Directors are provided with benefits including private medical insurance, life and disability cover, accommodation as required for business purposes, tax advice, the use of a company vehicle or the cash equivalent and the use of a company driver when required for business purposes. Table 7 shows the benefits received by the executive Directors.

Tax equalisation

Bob Diamond is a UK taxpayer and paid UK income tax on his employment income (that exceeded the higher rate taxable band) at 50% in 2011. In accordance with his contract, and consistent with arrangements for other senior executives in global companies required to work in multiple locations, he is tax equalised. This tax equalisation is not remuneration for him. Bob Diamond is tax equalised on tax above the UK rate where that cannot be offset by a double tax treaty. The tax equalisation costs in 2011, shown in Table 8, included an amount met by Barclays in respect of taxes that arose as a result of Bob Diamond’s relocation from the US to the UK, which was required by the Board for his appointment as Chief Executive. In particular, the difference in treatment of capital gains on historical share awards between the US and UK resulted in a one-off additional tax charge, which could not be offset by a double tax treaty. Because of the one-off nature of a large part of the 2011 cost, the Committee expects the 2012 tax equalisation costs to be significantly reduced.

Table 6: Pension (audited)
	Age at 31 December 2011	Completed years of service	Accrued pension at 31 December 2011 £000	Transfer value of accrued pension at 31 December 2010 £000	Transfer value of accrued pension at 31 December 2011 £000	Increase in transfer value during 2011 £000	2011 cash in lieu of pension £000
Bob Diamond	60	15	60	473	599	126	675
Chris Lucas	51	4	–	–	–	–	200

Note to Table 6: Bob Diamond ceased to be an active member of Barclays US defined benefit and defined contribution plans as at 31 December 2010. The defined benefit plans were the US Staff Pension Plan (funded) and the US Restoration Plan (unfunded). The defined contribution plans were the Barclays Bank PLC 401K Thrift Savings Plan and the Thrift Restoration Plan. The increase in the transfer value of accrued pension for Bob Diamond during 2011 is primarily due to changes in US financial and demographic assumptions.

Table 7: Benefits (audited)
	2011 £000	2010 £000
Bob Diamond	474	268
Chris Lucas	28	25

Table 8: Tax equalisation (audited)
	2011 £000	2010 £000
Bob Diamond	5,745	–
Chris Lucas	–	–

  Table 9: Total of salary, current year bonus, cash in lieu of pension and benefits (audited)

  (calculated in accordance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports)
  Regulations 2008)

	2011 £000	2010 £000
Bob Diamond	2,499	2,318
Chris Lucas	1,028	1,699

The total for 2011 for Bob Diamond including tax equalisation is £8.244m (the sum of £2.499m shown above and gross costs of tax equalisation of £5.745m shown in Table 8).

Remuneration report continued

Outstanding long term awards

Barclays operates a number of long term plans to align the interests of executive Directors, Code Staff and other senior employees with the interests of shareholders and with the execution of Barclays strategy over the longer term.

For the Performance Share Plan (PSP) and the Barclays LTIP, independent confirmation is provided to the Committee of the extent to which each performance condition has been met at the end of each performance period. In relation to the 2006-2008 PSP award, the maximum number of shares that could be released was determined in 2009 and fixed as shown in Table 10. The Committee recommended that the number of shares shown in Table 10 be released in March 2011. In relation to the 2007-2009 PSP awards, the voluntary clawback arrangement will cease in March 2012 at the end of the two year clawback period. The 2007-2009 awards are not shown in Table 10 as the shares were released in 2010.

In relation to the 2008-2010 PSP awards, the total shareholder return (TSR) performance measure was partially met but the economic profit performance measure was not met. As a result, awards vested in March 2011 at 0.5 times the initial award (maximum is 3 times). In relation to the 2009-2011 PSP award, the underpin (as shown in Table 12) was met, the RoRWA performance measure was met and the TSR performance measure was partially met. As a result, the award will vest in 2012 at 2.1 times the initial award (maximum is 3 times). These performance measures were chosen for the reasons set out further in this report.

Table 10: Outstanding share plan and long term incentive plan awards (audited)
	Number of shares under award/option at 1 January 2011 (maximum)	Number of shares awarded in year (maximum)	Market price on award date	Weighted average exercise price	Number of shares released/exercised
Bob Diamond
PSP 2006-2008	1,164,273	–	£6.75	–	(1,164,273)
PSP 2008-2010	2,031,030	–	£4.25	–	(338,505)
PSP 2010-2012	5,563,902	–	£3.55	–	–
Incentive Share Option Plan	575,008	–	–	£4.25	–
Executive Share Award Scheme	2,699,215	–	–	–	(2,453,074)
Share Value Plan 2011	–	850,524	£2.76	–	–
Barclays LTIP 2011-2013	–	2,442,996	£2.76	–	–
Chris Lucas
PSP 2008-2010	541,608	–	£4.25	–	(90,268)
PSP 2009-2011	1,598,046	–	£2.34	–	–
PSP 2010-2012	927,318	–	£3.55	–	–
Sharesave	3,735	–	–	£4.70	–
Executive Share Award Scheme	646,762	–	–	–	–
Share Value Plan 2011	–	195,439	£2.76	–	–
Barclays LTIP 2011-2013	–	1,447,701	£2.76	–	–

Table 11: Outstanding Contingent Capital Plan awards (audited)
	Value under award at 1 January 2011 (maximum) (£000)	Value awarded in year (maximum) (£000)	Value under award at 31 December 2011 (maximum) (£000)	First scheduled release date	Last scheduled release date
Bob Diamond	–	2,350	2,350	23/05/2012	23/05/2014
Chris Lucas	–	540	540	23/05/2012	23/05/2014
Note to Table 11: Deferred cash bonuses were granted under CCP in 2011. The awards are dependent on future service and vest subject to clawback provisions and subject to the condition that the Core Tier 1 ratio is equal to or exceeds 7%. On vesting, an additional discretionary benefit may be added equivalent to a coupon which for the awards shown is 7% on the award amount (on an annualised and non-compounded basis). Executive Directors do not pay for CCP awards.

Table 12: Performance conditions attaching to the long term incentive plans in which the executive Directors participate
Plan	Performance period	Performance measure	Target
Barclays LTIP	2011-2013	60% of award calibrated against RoRWA	23% of award vests for average annual RoRWA percentage of 1% over the performance period. Maximum of 60% vests for average annual RoRWA of 1.5%. Vesting on a straight line basis in between
		30% of award calibrated against loan loss rate	10% of award vests for average annual loan loss rate of 95bps over the performance period. Maximum of 30% vests for 81bps or below. Vesting on a straight line basis in between
		10% of award calibrated against sustainability metrics	Performance against the sustainability metrics is assessed by the Committee to determine the percentage of the award that can vest between 0% and 10%
PSP	2010-2012	50% of award calibrated against a relative TSR performance condition	33% of maximum award released for above median performance (6th place) with 100% released in 1st place and a scaled basis in between

		50% average RoRWA	17% of maximum award released for 0.83% scaled to a maximum award at 1.46%
PSP	2009-2011	50% of award calibrated against a relative TSR performance condition	As above (2010-2012)

		50% average RoRWA	17% of maximum award released for 0.83% scaled to a maximum award at 1.34%

For the 2010-2012 PSP awards the performance measures are relative TSR and RoRWA. For the 2011-2013 Barclays LTIP awards the performance measures are RoRWA, loan loss rate and sustainability metrics including customer satisfaction, employee opinion surveys and Barclays relationships with its regulators. TSR was selected to align performance with Barclays shareholders. RoRWA was selected because it is a primary determinant of return on equity, which is closely correlated with the price to book multiple at which Barclays shares trade, but cannot be influenced by leverage. Loan loss rate encourages strong management of credit risk. The sustainability metrics were chosen to align performance to the Citizenship execution priority (sustainability is now referred to as Citizenship).

Calibration of performance measures is agreed ahead of each award by the Committee supported by a working team with representatives from the human resources, strategy, finance and risk functions. This process includes an assessment of relevant data including financial targets, analyst forecasts, internal and external views of comparator future performance levels, shareholder views and broader economic trends. All performance measures are calibrated to include a significant level of stretch to attain maximum payout.

Participants may also receive dividend shares which represent accumulated dividends (net of withholding tax) in respect of the Barclays shares under awards that vest. During 2011 Barclays highest share price was £3.34 and the lowest was £1.39. The Barclays share price on 30 December 2011 was £1.76.

Market price on release/ exercise date	Number of shares lapsed in 2011	Number of shares under award/option at 31 December 2011 (maximum)	Vested number of shares under option	Value of release/ exercise	End of three-year performance period, or first exercise/ scheduled release date	Last exercise/ scheduled release date
£3.183	–	–	–	£3.71m	31/12/2008	01/03/2011
£3.183	(1,692,525)	–	–	£1.08m	31/12/2010	01/03/2011
–	–	5,563,902	–	–	31/12/2012	16/03/2013
–	(102,680)	472,328	472,328	–	20/03/2005	22/03/2014
£3.183	–	246,141	–	£7.81m	21/03/2012	20/03/2013
–	–	850,524	–	–	07/05/2012	06/05/2014
–	–	2,442,996	–	–	31/12/2013	06/05/2014
£3.183	(451,340)	–	–	£0.29m	31/12/2010	01/03/2011
–	–	1,598,046	–	–	31/12/2011	27/04/2012
–	–	927,318	–	–	31/12/2012	16/03/2013
–	–	3,735	–	–	01/11/2014	30/04/2015
–	–	646,762	40,621	–	20/03/2011	16/03/2015
–	–	195,439	–	–	07/05/2012	06/05/2014
–	–	1,447,701	–	–	31/12/2013	06/05/2014

Note to Table 10: Interests shown are the maximum number of Barclays shares that may be received under each plan. Executive Directors do not pay for any share plan or long term incentive plan awards. Numbers shown for Executive Share Award Scheme (ESAS) represent provisional allocations that have been awarded and may also include shares under option as at 31 December 2011. Nil cost options are normally granted under mandatory ESAS awards at the third anniversary of grant and are exercisable (over initial allocation and two thirds of bonus shares) typically for two years. The aggregate exercise price of a nil cost option is £1. At the fifth anniversary of the provisional allocation the nil cost options normally lapse and the shares (including bonus shares) are released at the discretion of the ESAS trustee. In	2011, nil cost options over 43,077 shares were granted to Chris Lucas. Chris Lucas did not hold any options under ESAS as at 1 January 2011, and held options over 43,077 shares as at 31 December 2011. The first and last exercise dates were 1 March 2011 and 19 March 2013 respectively. Bob Diamond received 160,702 dividend shares from ESAS awards released in 2011 (market price on release date was £3.183). Bob Diamond received 232,702 dividend shares and Chris Lucas received 5,458 dividend shares from PSP awards released in 2011 (market price on release date was £3.183). Share Value Plan (SVP) awards do not have performance conditions as the awards are deferred share bonuses. Vesting of SVP awards is dependent on future service and subject to clawback provisions.

PSP awards: TSR peer group constituents			Underpin	Actual performance
UK	Mainland Europe	US
			Following the determination of the RoRWA vesting percentage, the Committee may take into account profit before tax over the performance period and may, at its discretion, adjust the percentage of award up or down by up to 5 vesting percentage points (subject to the maximum of 60% for the award calibrated against RoRWA)	To be determined at vesting in May 2014
HSBC	Banco Santander, BBVA, BNP Paribas, Credit Suisse, Deutsche Bank, Société Générale, Unicredit	Bank of America, JP Morgan Chase, Morgan Stanley	Committee must be satisfied with the underlying financial health of the Group after considering economic profit and profit before tax on a cumulative basis over the three year period	To be determined at vesting in March 2013

HSBC, Lloyds Banking Group, Royal Bank of Scotland	Banco Santander, BBVA, BNP Paribas, Deutsche Bank, UBS, Unicredit	Citigroup, JP Morgan Chase	As above (2010-12)	Performance condition partially met

Remuneration report continued

Shareholding guideline

The Committee’s shareholding guideline provides that executive Directors should hold Barclays shares worth, as a minimum, the higher of two times salary and the average of total remuneration over the last three years. Executive Directors have five years from appointment to meet this guideline and a reasonable period to build up to the guideline again if it is not met because of a share price fall. The executive Directors’ interests in Barclays shares are set out in Table 13.

Service contracts

Barclays has service contracts with its executive Directors which do not have a fixed term but provide for a notice period of 12 months. The contracts allow for termination with contractual notice from Barclays or, in the alternative, termination by way of payment in lieu of notice (in phased instalments) which are subject to contractual mitigation. In the event of termination for gross misconduct, neither notice nor a payment in lieu of notice will be given.

The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and cash, share and long term incentive plan and pension plan rules. The Committee does not intend to include automatic contractual bonus payments upon termination in relation to executive Director appointments going forward. Automatic contractual bonus payments upon termination are not included in Bob Diamond’s contract. Details of the contract terms are shown in Table 14.

Table 13: Interests in Barclays PLC shares
	Number of shares at 1 January 2011		Number of shares at 31 December 2011
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Bob Diamond	10,292,671	–	13,197,895	–
Chris Lucas	188,476	–	297,467	–

Note to Table 13: Beneficial interests include shares held either directly or through a nominee, spouse, or children under 18. They include any interests held through Sharepurchase. Non-beneficial interests include any interests in shares where an executive Director holds the legal, but not beneficial interest. There were no changes in the beneficial and non-beneficial interests in the period from 31 December 2011 to 2 March 2012.

Table 14: Contract terms
	Effective date	Notice period from the Company	Potential compensation for loss of office
Bob Diamond	1 January 2011	12 months	12 months salary and continuation of medical and pension benefits whilst an employee. No automatic contractual entitlement to bonus on termination
Chris Lucas	1 April 2007	12 months	12 months salary, bonus equivalent to the average of the previous three years bonuses (up to 100% of salary) and continuation of medical and pension benefits whilst an employee

Code Staff aggregate remuneration

Code Staff are the members of the Barclays PLC Board and Barclays employees whose professional activities could have a material impact on the Group’s risk profile. A total of 238 individuals were Code Staff in 2011.

Table 15: Code Staff aggregate 2011 remuneration by business					(£m)
Barclays Capital	Barclays Corporate	Barclays Wealth	Retail & Business Banking	Absa	Group Functions
214	18	30	46	6	43

Table 16: Code Staff aggregate 2011 remuneration by remuneration type		(£m)
	Senior management	Other Code Staff
Salary	10	50
Current year cash bonus	0	12
Current year share bonus	0	22
Deferred cash bonus	10	93
Deferred share bonus	16	97
Total	36	274
Long term incentive award (outcome contingent on future performance)	15	32

Table 17: Code Staff deferred remuneration		(£m)
	Senior management	Other Code Staff
Deferred unvested remuneration outstanding at 31 December 2010	135	471
Impact of Code Staff leaving during 2010 or joining in 2011	(3)	(29)
Deferred unvested remuneration outstanding at 1 January 2011	132	442
Deferred remuneration awarded in 2011	57	349
Deferred remuneration reduced in 2011 through performance adjustments	(37)	(144)
Deferred remuneration vested in 2011	(23)	(69)
Deferred unvested remuneration outstanding at 31 December 2011	129	578

Table 18: Code Staff joining and severance payments		(£m)
	Senior management	Other Code Staff
Total sign-on awards (one individual – £0.1m (Other Code Staff))	0	0
Total buy-out awards (eight individuals)	3	3
Total severance awards (eight individuals)	0	5

Note to Tables 16 to 18: “Senior management” means members of the Barclays PLC Board and senior managers as defined in the FSA’s Remuneration Code. Highest individual severance payment was £1.8m.

Note to Table 17: There was no deferred vested remuneration outstanding at the end of the year. Code Staff are subject to a minimum shareholding guideline.

Group Chairman and non-executive Directors

The Group Chairman and the non-executive Directors receive fees which reflect individual responsibilities and membership of Board Committees. Fees are reviewed each year by the Board and for non-executive Directors were increased with effect from 1 May 2011. Prior to that, non-executive Director fees were last increased in June 2008. The Group Chairman's fees have not changed since his appointment.

The first £30,000 (2010: first £20,000) of the non-executive Directors' base fees is used to purchase Barclays shares which are retained on the non-executive Directors' behalf until they retire from the Board.

The Group Chairman has a minimum time commitment to Barclays equivalent to 60% of a full-time role. In addition to his fees he receives private medical insurance and he is provided with the use of a company vehicle and company driver when required for business purposes. The Group Chairman is not eligible to receive a bonus, nor to participate in Barclays cash, share or long term incentive plans. The Group Chairman does not participate in Barclays pension plans and he does not receive any pension contributions. No other non-executive Director receives any benefits from Barclays.

Membership and Chairmanship of Board Committees as at 31 December 2011 and details of the fees received during 2011 are set out in Table 19. Details of beneficial interests in Barclays shares are set out in Table 20.

Table 19: 2011 fees for the Group Chairman and non-executive Directors (audited)
	Chairman £000	Senior Indepen- dent Director £000	Board Member £000	Board Audit Com- mittee £000	Board Remu- neration Com- mittee £000	Board Corporate Gover- nance and Nomi- nations Com- mittee £000	Board Citizen- ship Com- mittee £000	Board Risk Com- mittee £000	Benefits £000	Total 2011 £000	Total 2010 £000
Fees at 31 December 2011
Full-year fee	750	30	80	–	–	–	–	–	–	–	–
Committee Chair	–	–	–	70	70	–	–	60	–	–	–
Committee Member	–	–	–	30	30	15	15	25	–	–	–
Fees to 31 December 2011
Group Chairman
Marcus Agius	Ch.	–	–	–	M.	Ch.	Ch.	–	1	751	751
Non-executive Directors
David Booth	–	–	M.	–	–	M.	–	Ch.	–	145	125
Alison Carnwath	–	–	M.	M.	Ch.	M.	–	–	–	158	39
Fulvio Conti	–	–	M.	M.	–	–	–	–	–	105	95
Simon Fraser	–	–	M.	M.	M.	–	–	–	–	130	110
Reuben Jeffery III	–	–	M.	–	–	–	–	M.	–	98	85
Sir Andrew Likierman	–	–	M.	M.	–	–	–	M.	–	127	110
Dambisa Moyo	–	–	M.	–	–	–	M.	M.	–	105	50
Sir Michael Rake	–	SID.	M.	Ch.	–	M.	–	M.	–	188	160
Sir John Sunderland	–	–	M.	–	M.	M.	M.	–	–	132	115
Sir Richard Broadbent	–	–	–	–	–	–	–	–	–	171	200

Note to Table 19: Alison Carnwath became Chairman of the Board Remuneration Committee and a member of the Board Corporate Governance and Nominations Committee on 1 July 2011. Dambisa Moyo and Sir John Sunderland became members of the Board Citizenship Committee on 1 August 2011. Sir Michael Rake became Senior Independent Director on 1 October 2011. Sir Richard Broadbent resigned as a non-executive Director with effect from 30 September 2011.

Table 20: Interests in Barclays PLC shares
	At 1 January 2011 total beneficial interests	At 31 December 2011 total beneficial interests	At 2 March 2012 total beneficial interests
Group Chairman
Marcus Agius	115,129	232,244	232,244
Non-executive Directors
David Booth	77,285	82,867	86,806
Alison Carnwath	40,000	44,738	47,742
Fulvio Conti	42,970	48,500	52,455
Simon Fraser	49,768	79,514	83,144
Reuben Jeffery III	65,244	72,174	77,183
Sir Andrew Likierman	27,031	32,329	35,686
Dambisa Moyo	2,826	7,798	11,429
Sir Michael Rake	18,954	35,213	38,378
Sir John Sunderland	83,277	88,058	91,187

Note to Table 20: Reuben Jeffery's beneficial interest as at 31 December 2011 comprised 15,000 American Depositary Shares and 12,174 Barclays PLC shares, and as at 2 March 2012 comprised 15,000 American Depositary Shares and 17,183 Barclays PLC shares. Except as described in this note, there were no changes to the total beneficial interests of the non-executive Directors in the period from 31 December 2011 to 2 March 2012.

Remuneration report continued

Letters of appointment

The Group Chairman and non-executive Directors have individual letters of appointment. Each non-executive Director appointment is for an initial six year term, renewable for a single term of three years thereafter. For the Group Chairman the notice period from Barclays is 12 months, and potential compensation for loss of office is 12 months fees and contractual benefits. For non-executive Directors, the notice period from Barclays is six months and potential compensation for loss of office is six months fees. The effective dates of the letters of appointment are shown in Table 21. Sir Richard Broadbent resigned as a non-executive Director with effect from 30 September 2011 and did not receive a termination payment. All current non-executive Directors will be standing for re-election at the 2012 Annual General Meeting.

Total Shareholder Return

Figure 2 shows the value, at 31 December 2011, of £100 invested in Barclays on 31 December 2006 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is a widely recognised performance comparison for large UK companies and this is why it has been chosen as a comparator to illustrate Barclays total shareholder return.

Table 21: Effective dates of letters of appointment
Effective date
Group Chairman
Marcus Agius	1 January 2007
Non-executive Directors
David Booth	1 May 2007
Alison Carnwath	1 August 2010
Fulvio Conti	1 April 2006
Simon Fraser	10 March 2009
Reuben Jeffery III	16 July 2009
Sir Andrew Likierman	1 September 2004
Dambisa Moyo	1 May 2010
Sir Michael Rake	1 January 2008
Sir John Sunderland	1 June 2005
Sir Richard Broadbent	16 July 2009

Additional information on deferred bonuses

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service, such that the related costs are recognised over that period. This creates a timing difference between the communication of the bonus pool (being the total bonus awards granted that are decided upon by management and approved by the Committee) and the charges that appear in the income statement for any year. As such, set out in Tables 22 to 24 are the components of remuneration that relate to management’s and the Board’s decisions on the bonus pool reconciled to the income statement charge, recognised in accordance with accounting standards.

Table 22: Years in which the income statement charge arises
Bonus Pool Component	Expected Grant Date	Expected Payment Date(s)[1]	Year(s) in which Income Statement Charge Arises[2]
Current year cash bonus	• February 2012	• February 2012	• 2011
Current year share bonus	• February/March 2012	• February 2012 to September 2012	• 2011
Deferred cash bonus	• March 2012	• March 2013 (33.3%)	• 2012 (48%)
		• March 2014 (33.3%)	• 2013 (35%)
		• March 2015 (33.3%)	• 2014 (15%)
• 2015 (2%)
Deferred share bonus	• March 2012	• March 2013 (33.3%)	• 2012 (48%)
		• March 2014 (33.3%)	• 2013 (35%)
		• March 2015 (33.3%)	• 2014 (15%)
• 2015 (2%)

Notes to Table 22:

1	Payments are subject to all performance conditions being met prior to the expected payment date. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment.
2	The income statement charge is based on the period over which performance conditions are met.

Table 23: Reconciliation of total incentive awards granted to income statement charge (audited)
	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m
Total incentive awards for 2011	2,578	3,484
Less: deferred bonuses awarded for 2011	(1,252)	(1,177)
Add: current year charges for deferred bonuses from previous years	995	904
Other[1]	206	139
Income statement charge for performance costs	2,527	3,350

Note to Table 23:

1	Difference between incentive awards granted and income statement charge for sales commissions, commitments and other incentives.

Employees only become eligible to receive payment from a deferred bonus once all of the relevant conditions have been fulfilled, including the provision of services to the Group. The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil performance conditions relating to previously deferred bonuses). It does not include charges for deferred bonuses where performance conditions have not been met. As a consequence, while the 2011 incentive awards granted were down 26% compared to 2010, the income statement charge for performance costs was down 25%.

Table 24: Income statement charge – total staff costs (audited)
	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m	% Change
Performance costs	2,527	3,350	(25)
Salaries	6,277	6,151	2
Other share based payments	167	168	(1)
Social security costs	716	719	–
Post retirement benefits	727	528	38
Total compensation costs	10,414	10,916	(5)

Bank payroll tax	76	96	(21)
Other[1]	917	904	1
Non compensation costs	993	1,000	(1)

Total staff costs	11,407	11,916	(4)

Total staff costs reduced 4% to £11,407m, principally reflecting the £823m reduction in performance costs offset by the impact of a £304m pension credit recognised in 2010. Performance costs reduced 25% to £2,527m, principally reflecting reduced charges for current year cash bonuses.

It is currently anticipated that deferred bonuses will be charged to the income statement in the following years:

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred bonuses[2]	Year Ended 31.12.10 £m	Year Ended 31.12.11 £m	Year Ended 31.12.12 £m	2013 and beyond
Deferred bonuses from 2009 and earlier bonus pools	904	405	139	23
Deferred bonuses from 2010 bonus pool	–	590	387	205
Deferred bonuses from 2011 bonus pool	–	–	601	651
Income statement charge for deferred bonuses	904	995	1,127	879

Notes to Table 24:

1	Includes staff training, redundancy and recruitment.
2	The actual amount charged depends upon whether performance conditions have been met and will vary compared with the above expectation.

Salaries increased 2% to £6,277m in line with inflation on a moderately declining average headcount. The post retirement benefits charge increased 38% to £727m reflecting the non-recurrence of a £304m credit in 2010. There have been no material changes or augmentations to any of the post retirement benefit programmes in 2011.

Glossary for Tables 1, 2, 4, 16, 22 and 23

–	Bonus pool as % of PBT (pre bonus): Calculated as bonus awards divided by profit before tax excluding the income statement charge for bonus awards.
–	Current year cash bonus: Bonus paid in cash on a discretionary basis in respect of performance in the period.
–	Current year share bonus: Bonus paid in shares on a discretionary basis in respect of performance in the period. The shares may be subject to a holding period and/or shareholding policy.
–	Deferred cash bonus: Award granted on a discretionary basis and paid in cash for, and subject to, future service over a period of three years.
–	Deferred share bonus: Award granted on a discretionary basis and paid in shares for, and subject to, future service over a period of three years.
–	Sales commissions, commitments and other incentives: Includes commission-based arrangements, guaranteed incentives and long term incentive plan awards.
–	Incentive awards: Total of current year and deferred bonus plus sales commissions, guaranteed incentives and long term incentive plan awards.

39

Risk management

Build a Bike After completing the ‘Build a Bike’ course, students can keep the bikes that they have built, gaining access to affordable transport.	40	Risk management
	41	Barclays risk management strategy
	47	Risk factors
	52	Credit risk management
	52	Overview of Barclays Group credit risk exposures
	59	Impairment charges
	60	Credit risk management overview
	65	Loans and advances to customers and banks
	68	Potential credit risk loans
	69	Retail credit risk
	74	Wholesale credit risk
	77	Credit quality of loans and advances
	79	Debt securities
	80	Derivatives
	81	Reverse repurchase agreements and other financial assets
	82	Other credit risk assets
	83	Barclays Capital credit market exposures
	85	Group exposures to selected Eurozone countries
	94	Market risk
	103	Funding risk – Capital
	112	Funding risk – Liquidity
	124	Operational risk management
	127	Supervision and regulation

Risk management

Barclays risk management strategy

Barclays risk management strategy

Barclays has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, our risk management objectives are to:

–	Identify the Group’s significant risks;

–	Formulate the Group’s risk appetite and ensure that business profile and plans are consistent with it;

–	Optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures;

–	Ensure that business growth plans are properly supported by effective risk infrastructure;

–	Manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

–	Help executives improve the control and co-ordination of risk taking across the business.

The Group’s approach is to provide direction on: understanding the principal risks to achieving Group strategy; establishing risk appetite; and establishing and communicating the risk management framework. The process is then broken down into five steps: identify, assess, control, report and manage/challenge. Each of these steps is broken down further, to establish end-to-end activities within the risk management process and the infrastructure needed to support it (see panel below). The Group’s risk management strategy is broadly unchanged from 2010.

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

The Board is responsible for approving risk appetite (see page 44), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set via the Group’s Principal Risks Policy.

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

Governance structure at Group level

Board oversight

Board

- Approves overall Group Risk Appetite.

Board Corporate Governance and Nominations Committee

- Reviews Board composition and recommends new appointments.
- Considers succession plans for Chairman, Chief Executive and Executive Committee.
- Oversees annual Board performance review.

Board Audit Committee

- Considers the adequacy and effectiveness of the Group Control Framework.
- Reviews reports on control issues of Group-level significance.

Board Risk Committee

- Reviews the Group risk profile.
- Approves the Group Control Framework.
- Approves minimum control requirements for principal risks.

Board Remuneration Committee

- Reviews remuneration principles and approach.
- Approves remuneration based on risk-adjusted performance.

Board Citizenship Committee

- Reviews and approves overall Citizenship strategy and associated policies.
- Monitors, considers and evaluates reputational risk issues and exposures.

Authority controls appetite

Assurance | **Reporting and control**

Governance and Control Committee

- Reviews the adequacy and effectiveness of the Group Control Framework.
- Monitors compliance with the Framework including remediation of significant control issues.
- Reviews reports on control issues of Group-level significance.

Chief Executive Group Executive Committee

- Monitors and manages risk adjusted performance of businesses.

Financial Risk Committee

- Monitors risk profile in respect to risk appetite.
- Debates and agrees actions on the financial risk profile and risk strategy across the Group.
- Considers issues escalated by Risk Type Heads and Business Risk Directors.

Treasury Committee

- Sets policy/controls for liquidity, maturity transformation and structural interest rate exposure.
- Monitors the Group's liquidity and interest rate maturity mismatch.
- Monitors usage of regulatory and economic capital.
- Oversees the management of the Group's capital plan.

Operational Risk Committee

- Reviews, challenges and recommends appetite for Operational Risk.
- Monitors risk profile against risk appetite for relevant Key Risk types.
- Reviews the Group's aggregate Operational Risk profile.
- Reviews and challenges presentations on individual Key Risk types.

Tax Risk Committee

- Monitors the tax risk profile in respect of risk appetite.
- Assesses the quality of the application of the control framework.
- Considers issues that arise as a result of developing trends.

Credit Risk | **Market Risk** | **Funding Risk** | **Operational Risk**

Assurance

Internal Audit

- Assesses the adequacy and effectiveness of the Group Control Framework.
- Assesses management assurance processes.

Risk management

Barclays risk management strategy continued

The Board Risk Committee (BRC) monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. Barclays first established a separate Board Risk Committee in 1999 and all members are non-executive directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course. The BRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Chief Risk Officer or senior risk managers in the businesses. Further details are provided on pages 14 to 15.

The Board Audit Committee receives quarterly reports on control issues of significance and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chair of the Board Audit Committee also sits on the BRC. Further details are provided on pages 11 to 14.

The Board Citizenship Committee provides oversight of reputational risk management and reviews emerging issues with potentially significant reputational impact. The Committee also reviews performance against Citizenship priorities, looking at the way we do business, how we are contributing to growth in the real economy, and supporting communities through investment programmes and efforts of employees. Further detail is provided on pages 3 and 24.

The Board Remuneration Committee receives a detailed report on risk management performance from the BRC which is considered in the setting of performance objectives in the context of incentive packages. Further details are provided on pages 27 to 38.

The Board Corporate Governance and Nominations Committee has a key role in reviewing new appointments and succession plans to ensure that we have a Board and an executive management team with the appropriate skills, knowledge and experience to operate effectively in an ever challenging environment. Further details on the Committee are included on pages 9 and 10.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given on pages 21 to 23. The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: http://group.barclays.com/ About-us/Management-structure/Corporate-governance.

The Chief Risk Officer is a member of the Executive Committee and has overall day-to-day accountability for risk management under delegated authority from the Chief Executive. The Chief Executive must consult the Chairman of the Board Risk Committee in respect of the Chief Risk Officer’s performance appraisal and compensation as well as all appointments to or departures from the role.

The Chief Risk Officer manages the independent Group Risk function and chairs the Financial Risk Committee and the Operational Risk Committee, which monitor the Group’s financial and non-financial risk profile relative to established risk appetite. Reporting to the Chief Risk Officer, and working in the Group Risk function, are risk-type heads for retail credit risk, wholesale credit risk, market risk, operational risk and fraud risk. Along with their teams, the risk-type heads are responsible for establishing a Group-wide framework for oversight of the risks and controls of their risk type. These risk-type teams liaise with each business as part of the monitoring and management processes.

In addition, each business unit has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Group Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the Chief Risk Officer.

The risk type heads within the central Group Risk function and the BCROs within the business units report to the Chief Risk Officer and are members of the Financial Risk Committee or Operational Risk Committee as appropriate.

For further details on the management of each of the Principal Risks, see pages 47 to 51.

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

Risk management responsibilities are laid out in the Principal Risks Policy, which covers the categories of risk in which Barclays has its most significant actual or potential risk exposures.

The Principal Risks Framework:

–	creates clear ownership and accountability;

–	ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks); and

–	ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Principal Risk comprises individual Key Risk Types. During 2011, the Principal Risks Policy was updated, resulting in risks being grouped into four categories with no significant change to the underlying risk types. The four Principal Risks are : Credit, Market, Funding and Operational, each owned by a senior individual within the Group Risk function known as the Group Principal Risk Owner. The first three Principal Risks are risks that Barclays actively seeks to manage and have direct income implications. The fourth Principal Risk relates to operational risks, exposure which arises directly from undertaking business processes in support of Barclays activities, which the Group seeks to minimise.

The five steps required by the Principal Risks Policy are: Identify, Assess, Control, Report, and Manage and Challenge (see page 41 for more detail).

Each Key Risk is owned by a senior individual known as the Group Key Risk Owner who is responsible for proposing a risk appetite statement and managing the risk in line with the Principal Risks Policy. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk.

These control requirements are given further specification, according to the business unit or risk type, to provide a complete and appropriate system of internal control.

Business Unit and Group Centre function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Six-monthly reviews support the regulatory requirement for Barclays to make its annual external statement about its system of internal controls.

Group Key Risk Owners report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the Board Risk Committee (see chart on page 42):

–	Financial Risk Committee has oversight of Credit and Market Risks;

–	Treasury Committee has oversight of Funding Risk; and,

–	Operational Risk Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is overseen by the Tax Risk Committee.

Each Group Key Risk Owner also undertakes an annual programme of risk-based conformance reviews.

Risk management in the setting of strategy

The planning cycle is centred on the medium-term planning (MTP) process, performed once a year. This sets out the Group’s objectives in detailed plans which take account of the likely business environment. The risk functions at Group and business levels are heavily involved in this process.

In addition to supporting transaction decisions, the measurement and control of credit, market, operational and other risks have considerable influence on Barclays strategy. The Board is solely responsible for approving the MTP, the associated risk appetite statement, and the capital plans. As such, the business plans of Barclays must incur a level of risk that falls within the Board’s tolerance, or be modified accordingly. The BRC has been in place since 1999 and is devoted to review the firm’s risk and make appropriate recommendations to the Board. For details of the activities of the Board and the BRC in 2011 see pages 10 and 14 to 15.

The risk appetite and the Group-wide stress testing processes, described below, are closely linked to the MTP process and also support strategic planning and capital adequacy. The risk appetite process ensures that senior management and the Board understand the Plan’s sensitivities to key risk types, and includes a set of mandate and scale limits to ensure the Group stays within appetite. Stress testing informs management on the impact to the business of detailed scenarios. Integral to the Group-wide stress testing process is a set of actions that management would take to mitigate the impact of a stress.

One of the main objectives of managing risk is to ensure that Barclays achieves an adequate balance between capital requirements and resources. The capital planning cycle is fully integrated within strategic planning.

MTP process

The MTP process, performed annually, requires each business unit to present its plans for business performance over the coming three years. Achieving the planned performance in each business is dependent upon the ability of the business to manage its risks. It is an iterative process featuring weekly reviews at the most senior levels as the plan is updated until final agreement. The output includes a detailed statement of the group’s strategy over the medium-term, as well as detailed financial projections.

Risk managers support the MTP by providing robust review and challenge of the business plans to ensure that the financial projections are internally consistent, achievable given risk management capabilities and that they present a suitable balance between risk and reward. This culminates in the Risk Executive Dialogue process in which the Chief Risk Officer and senior management in each of our businesses discuss the findings from the risk reviews, and changes to the business plans are mandated as necessary.

The business plans are prepared with reference to a consistent set of economic assumptions which are reviewed within Group Risk to ensure that they appropriately reflect emerging risk trends. They are used as baseline scenarios in the stress testing and risk appetite processes.

The output from the business plan forms the basis of all strategic processes. In particular, the plans comprise projections of capital resources and requirements given profit generation, dividend policy and capital issuance. Risk variables are also considered, most importantly in the forecasting of the Group’s impairment charge, and in sensitivity analyses of the plans (which include risk appetite and stress testing).

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

Taken as a whole, the risk appetite framework provides a basis for the allocation of risk capacity across Barclays Group and consists of two elements: ‘Financial Volatility’ and ‘Mandate & Scale’.

Financial Volatility

Financial Volatility is defined as the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. The Board sets the Group’s financial volatility risk appetite in terms of broad, top down, financial objectives for a through-the-cycle, a moderate stress and a severe stress events; these scenarios are defined more generically through a level of probability of occurrence rather than through a specific set of economic variables like in stress tests. Our top-down appetite is quantified through an array of financial performance and capital metrics which are reviewed on an annual basis.

The Group’s risk profile is assessed via a ‘bottom-up’ analysis of the Group’s business plans to establish the volatility of the key metrics. If the projections entail too high a level of risk (i.e. breach the top-down financial objectives at the through-the-cycle, moderate or severe level), management will challenge each area to rebalance the risk profile to bring the bottom-up risk appetite back within top-down appetite. Performance against risk appetite usage is measured and reported to the Executive Committee and the Board regularly throughout the year.

Risk management

Barclays risk management strategy continued

To measure the risk entailed by the business plans, management estimates potential earnings volatility from each business under various scenarios:

–	through-the-cycle: the average losses based on measurements over many years;

–	1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years; and

–	1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years.

These potentially larger but increasingly less likely levels of loss are illustrated in the risk appetite concepts chart on page 44. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. Specifically, Barclays believes that this framework enables it to:

–	improve management confidence and debate regarding the Group’s risk profile;

–	re-balance the risk profile of the MTP where breaches are indicated, thereby achieving a superior risk-return profile;

–	identify unused risk capacity, and thus highlight the need to identify further profitable opportunities; and

–	improve executive management control and co-ordination of risk-taking across businesses.

Mandate & Scale

The second element to the setting of risk appetite in Barclays is an extensive system of Mandate & Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned to the expectations of external stakeholders), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with external expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group. These limits are set by the independent Risk function, formally monitored each month and subject to Board-level oversight.

For example, in our commercial property finance and construction portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the Mandate & Scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development, and for senior and subordinated lending. Property limits have been managed down through the course of 2011, with decreases evident across most businesses and geographic segments, particularly in South Africa and Europe.

Barclays uses the Mandate & Scale framework to:

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

Stress testing

Group-wide stress tests are an integral part of the annual MTP process and annual review of Barclays risk appetite and ensure that Barclays financial position and risk profile provide sufficient resilience to withstand the impact of stress.

The BRC agrees the range of scenarios to be tested and the independent Group Risk function leads the process. Barclays macroeconomic stress test scenarios are designed to be both severe and plausible and can include specific ad hoc scenarios, for example, a Euro break-up scenario. Barclays scenarios have been tested against the FSA’s scenario framework and were shown to be appropriately conservative.

At the Group level, stress test scenarios capture a wide range of macroeconomic variables that are relevant to the current environment, such as GDP, unemployment, asset prices, foreign exchange rates and interest rates.

The stress testing process is detailed and comprehensive using bottom-up analysis performed by each of Barclays businesses, and includes all aspects of the Group’s balance sheet across all risk types and is forward looking over a five year period. The businesses’ stress test results are subject to a detailed review and challenge both within the businesses and by Barclays Group Functions. The impact on profitability, capital and liquidity are documented and presented to the Executive Committee, the BRC, the Board and the FSA. Should the BRC find that the impact falls outside of its expectations, the business plans will be appropriately amended.

In addition, the framework also includes reverse stress testing techniques which aim to identify the increased severity that would be needed over and above the stressed scenarios to result in the business model being no longer viable, for example, extreme macroeconomic downturn scenarios or specific idiosyncratic events. This is used to help support ongoing risk management and is fully integrated into the risk appetite framework.

Barclays also uses stress testing techniques at portfolio and product level to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of unemployment to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In Barclays Capital, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

During 2011, along with 91 other banks, Barclays was included in the European Banking Authority stress test. The stress test was designed to assess the resilience of the EU banking sector and each of the selected banks’ ability to absorb possible shocks on credit and market risks, including sovereign risks. The results supported Barclays own internal view that Barclays is well placed to withstand economic stress.

Information on the Group’s stress testing specifically relating to liquidity risk is set out on pages 116 to 117.

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

The Group uses a wide range of models including estimations of Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), as well as those covering other types. The models are developed and owned by each business unit. The risk of loss through model failure is minimised through the Group Model Risk Policy (GMRP) which is managed by the independent Group Risk function and is reviewed annually.

The GMRP helps reduce the potential for model failure by setting Group-wide minimum standards for the model development and implementation process. The GMRP also sets the governance processes for models across the Group, which allows model performance and risk to be monitored, and seeks to identify and escalate any potential problems at an early stage.

To ensure that the governance process is focused on the more material models, each model is provided with a materiality rating. The GMRP defines the materiality ranges for all model types, based on an assessment of the impact to the Group in the event of a model error. The final level of model sign-off is based on materiality, with all of a business unit’s models initially being approved in business unit committees. The more material models are also approved at the Group Material Models Technical Committee, and the most material models require further approval by the Executive Models Committee. This process ensures that the most significant models are subject to the most rigorous review, and that senior management has a good understanding of the most material models in the Group. Although the final level of model sign-off will vary, depending on model materiality, the standards required by the GMRP do not change with the materiality level.

The GMRP also sets standards that a model must meet during development and subsequent use. For new models, documentation must be sufficiently detailed to allow an expert to understand all aspects of model development, including a description of the data used for model development, the methodology used (and the rationale for choosing such a methodology), a description of any assumptions made and details of the strengths and weaknesses of the model.

All new models are subject to validation before they can be signed off for implementation. The model validation exercise must demonstrate that the model is fit for purpose and provides accurate estimates. Independent reviews ensure that the model development has followed a robust process and that the standards of the GMRP have been met, as well as ensuring that the model satisfies business and regulatory requirements. In addition, the most material models are subject to independent review by Group Risk. Once implemented, all models are subject to post-implementation review. This confirms that the model has been implemented correctly and behaves as predicted.

The GMRP sets the requirements for ongoing performance monitoring. Once implemented, all models are subject to ongoing performance monitoring to ensure that any deficiencies are identified early, and that remedial action can be taken before the decision-making process is affected. As part of this process, model owners set performance triggers and define appropriate actions in the event that a trigger level is breached.

In addition to regular monitoring, models are subject to an annual validation process to ensure that they will continue to perform as expected, and that assumptions used in model development are still appropriate. In line with initial sign-off requirements, annual validations are also formally reviewed at the appropriate technical committee.

Within Barclays Capital, where models are used to value positions within the trading book, the positions are subject to regular independent price testing, which covers all trading positions. Prices are compared with direct external market data where possible or if not possible, more analytic techniques are used, such as industry consensus pricing services. These services enable peer banks to compare structured products and model input parameters on an anonymous basis. Conclusions and any exceptions to this exercise are communicated to senior business management.

Externally developed models must be approved for use following the validation and independent review and are subject to the same governance standards as internal models, including ongoing monitoring and annual validation requirements.

Risk management

Risk factors

Risk factors

The Group’s approach to identifying, assessing, controlling, reporting and managing risks is formalised in its Principal Risks framework and supporting processes.

During 2011, the Principal Risks Policy was updated, resulting in risks being grouped into four categories with no significant change to the underlying risk types. Definitions of the four Principal Risks are provided on pages 47 to 51. This summary also includes discussions of the impact of business conditions and the general economy and regulatory changes which can impact risk factors and so influence the Group’s results. The Principal Risks described below can also potentially impact the Group’s reputation and brand.

The following information describes the risk factors which the Group believes could cause its future results to differ materially from expectations. However, other factors could also adversely affect the Group’s results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and the general economy

The Group has significant activities in a large number of countries. Consequently there are many ways in which changes in business conditions and the general economy can adversely impact profitability, whether at Group level, the individual business units or specific countries of operation.

During 2011, the economic environment in Barclays main markets was marked by generally weaker than expected growth and the ongoing sovereign debt crisis in the Eurozone. In the UK, the economy recovered slightly during 2011 although GDP declined slightly in the fourth quarter leading to uncertainty in the near term. The potential for persistent unemployment, higher interest rates and rising inflation may increase the pressure on disposable incomes, affecting an individual’s debt service ability with the potential to adversely impact performance in the Group’s retail sector. US economic conditions were better than the UK in 2011. However, unemployment is still high, which increases uncertainty in the near term. Credit conditions in Europe remain weak and a depressed housing sector and high unemployment may, in the near term, adversely affect Barclays business operations in this region. The global wholesale environment has been affected by the sovereign debt crisis and the business confidence has generally declined. Performance in the near term, therefore, remains uncertain.

The business conditions facing the Group in 2012 globally and in many markets in which the Group operates are subject to significant uncertainties which may in some cases lead to material adverse impacts on the Group’s operations, financial condition and prospects including, for example, changes in credit ratings, share price and solvency of counterparties as well as higher levels of impairment, lower revenues or higher costs.

Significant uncertainties by Principal Risk include:

Credit risk

–	Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability;

–	Extent and sustainability of economic recovery, including impact of austerity measures on the European economies;

–	Increase in unemployment due to weaker economies in a number of countries in which the Group operates, fiscal tightening and other measures;

–	Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability;

–	Possibility of further falls in residential property prices in the UK, South Africa and Western Europe;

–	Potential liquidity shortages increasing counterparty risks;

–	Potential for large single name losses and deterioration in specific sectors and geographies;

–	Possible deterioration in remaining credit market exposures; and

–	Potential exit of one or more countries from the Euro as a result of the European debt crisis.

Market risk

–	Reduced client activity leading to lower revenues;

–	Decreases in market liquidity due to economic uncertainty;

–	Impact on banking book income from uncertain interest and exchange rate environment; and

–	Asset returns underperforming pension liabilities.

Funding risk

–	Impact of Basel 3 as regulatory rules are finalised;

–	Impacts on capital ratios from weak profit performance;

–	Availability and volatility in cost of funding due to economic uncertainty; and

–	Reduction in available depositor and wholesale funding.

Operational risk

–	Implementation of strategic change and integration programmes across the Group;

–	Continued regulatory and political focus, driven by the global economic climate;

–	Impact of new, wide ranging, legislation in various countries coupled with changing regulatory landscape;

–	Increasingly litigious environment; and

–	The crisis management agenda and breadth of regulatory change required in global financial institutions.

1. Credit risk

Credit Risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans. It can also arise when an entity’s credit rating is downgraded, leading to a fall in the value of Barclays investment in its issued financial instruments.

Risk management

The Board and management have established a number of key committees to review credit risk management, approve overall Group credit policy and resolve all significant credit policy issues. These comprise: the BRC, the Financial Risk Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Committee.

Barclays constantly reviews its concentration in a number of areas including, for example, portfolio segments, geography, maturity, industry and credit rating.

Diversification is achieved through setting maximum exposure guidelines and mandate and scale limits to portfolio segments, individual counterparties, sectors and countries, with excesses reported to the Financial Risk Committee and the BRC.

For further information see Credit Risk Management (pages 52 to 93).

Key specific risks and mitigation

Specific areas and scenarios where credit risk could lead to higher impairment charges in future years include:

Sovereign risk

Fiscal deficits continue to remain high, leading to high levels of public debt in some countries at a time of modest GDP growth. This has led to a loss of market confidence in certain countries to which the Group is exposed causing deteriorating sovereign credit quality, particularly in relation to debt servicing and refinancing. The Group has put certain countries on watch list status with detailed monthly reporting to the Wholesale Credit Risk Management Committee.

For further information see Group exposures to selected Eurozone countries (pages 85 to 93).

Economic weakness

The implementation of austerity measures to tackle high levels of public debt has negatively impacted economic growth and led to rising unemployment in some European countries and the monetary, interest rate and other policies of central banks and regulatory authorities may also have a significant adverse effect on a number of countries in which the Group operates.

The threat of weaker economies in a number of countries in which the Group operates could lead to even higher increasing levels of unemployment, rising inflation, potentially higher interest rates and falling property prices. For example, the Spanish and Portuguese housing sectors continue to be depressed, impacting the Group’s wholesale and retail credit risk exposures.

The Group has experienced elevated impairment across its operations in these two regions, although impairment in Spain decreased in 2011, following a marked reduction in construction activity and shrinking consumer spending. The Group has reduced its credit risk appetite to the most severely affected segments of the economy. In Spain, new lending to the property and construction sector ceased and workout team resources have been increased significantly.

In addition, if funding capacity in either the wholesale markets or central bank operations were to change significantly, liquidity shortages could result which may lead to increased counterparty risk with other financial institutions. This could also have an impact on refinancing risks in the corporate and retail sectors. The Group continues to actively manage this risk including through its extensive system of Mandate and Scale limits.

For further information see Retail Credit Risk and Wholesale Credit Risk (pages 69 to 76).

Eurozone crisis

Concerns about credit risk (including that of sovereigns) and the Eurozone crisis remain very high. The large sovereign debts and/or fiscal deficits of a number of European countries have raised concerns regarding the financial condition of financial institutions, insurers and other corporates (i) located in these countries; (ii) that have direct or indirect exposure to these countries (both to sovereign debt and private sector debt); and/or (iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries. The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates and the businesses, economic condition and prospects of the Group’s counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict.

For further information see Group exposures to selected Eurozone countries (pages 85 to 93).

Credit market exposures

Barclays Capital holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate and leveraged finance loans. The Group continues to actively manage down these exposures.

For further information see Barclays Capital Credit Market Exposures (pages 83 to 84).

Risk management

Risk factors continued

2. Market risk

Market Risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels.

The Group can be impacted by changes in both the level and volatility of prices e.g. interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

The risk is reported as Traded Risk where Barclays supports customer activity primarily via Barclays Capital; Non-Traded Risk to support customer products primarily in the retail bank; and Pension Risk where the investment profile is reviewed versus the defined benefit scheme.

Risk management

The Board approves Market Risk appetite for trading and non-trading activities, with limits set within this context by the Group Market Risk Director.

Group Risk is responsible for the overall Barclays Market Risk Control Framework which implements the five step risk management process.

Business specific Market Risk teams are responsible for implementing the Control Framework. Oversight and challenge is provided by business committees, group committees and the central Group Market Risk team.

For further information see Market Risk (pages 94 to 102).

Key specific risks and mitigation

Specific areas and scenarios where market risk could lead to lower revenues in future years include:

Reduced client activity and decreased market liquidity

While the Group is exposed to continued market volatility, Barclays Capital’s trading activities are principally a consequence of supporting customer activity.

The impact of ongoing economic uncertainty on client volumes, reduced market liquidity and higher volatility could lead to lower revenues. The cost base and risk positions are constantly reviewed to ensure that they are calibrated appropriately. The portfolios are constantly reviewed to ensure that inventories are sized appropriately to support customer activity taking into account market volatility.

For further information see Market Risk (pages 94 to 102).

Non-traded interest rate risk

Interest rate volatility can impact the firm’s net interest margin. The potential for future volatility and margin changes remain and it is difficult to predict with any accuracy, changes in absolute interest rate levels, yield curves and spread.

For further information see Market Risk (pages 94 to 102).

Pension fund risk

Adverse movements between pension assets and liabilities for defined benefit could contribute to a pension deficit. Barclays and the Pension Trustees dedicated Investment Management team constantly review the asset liability mismatch to ensure appropriate investment strategy.

For further information see Market Risk (pages 94 to 102) and Note 39.

3. Funding risk

Funding Risk is the risk that the Group is unable to achieve its business plans due to liquidity risk and capital risk or the management of structural balance sheet risks.

Liquidity Risk is the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity; failing to meet liquidity regulatory requirements; or changes to credit ratings.

Capital Risk is the risk that the Group is unable to maintain appropriate capital ratios which could lead to an inability to support business activity; failing to meet regulatory requirements; or changes to credit ratings.

Structural Risk relates to the management of non-contractual risks and predominantly arises from the impact on the Group’s balance sheet of changes in primarily interest rates on income or foreign exchange rates on capital ratios.

Risk management

The Board approves the Group’s Liquidity Risk Appetite, Capital Plan and approach for Structural Hedging.

Group Risk provides oversight review and challenge to the Liquidity, Capital and Structural Risk Control Frameworks. The Risk function also provides direct input into as well as approval of various aspects of the calibration, calculation and reporting for these key risks.

Group Treasury has responsibility for implementing the Key Risk control frameworks for Liquidity, Capital and Structural Risks at both the Group and Legal Entity level and for ensuring that the firm maintains compliance with all local regulatory minimum limit requirements relating to these key risks.

Oversight and challenge is provided by local and Group Asset Liability Committees all reporting up to Group Treasury Committee which meets at least monthly.

For further information see Funding risk – Capital (pages 103 to 111) and Funding risk – Liquidity (pages 112 to 124).

Key specific risks and mitigation

Specific areas and scenarios where funding risk could lead to higher costs or limit Barclays ability to execute its business plans include:

Increasing capital requirements

There are a number of regulatory developments that impact capital requirements. Most significantly Basel 3 as adopted into EU law through the fourth Capital Requirements Directive (CRD4) and Capital Requirements Regulation which are still going through the EU legislative process. Additional capital requirements may arise from other proposals including the recommendations of the Independent Commission on Banking.

Barclays continues to prepare for the implementation of CRD4 and includes the estimated impact of future regulatory changes in its capital planning framework. Current forecasts already include the impact of Basel 3 as currently understood, and forecasts will be continually updated as CRD4 and other proposals for regulatory developments are finalised. Further detail on the regulatory developments impacting capital is included on pages 110 to 111.

Maintaining capital strength

A material adverse deterioration in the Group’s financial performance can affect the capacity to support further capital deployment. The Capital Plan is continually monitored against the internal target capital ratios with Risk, the business and legal entities through a proactive and forward looking approach to capital risk management which ensures that the Plan remains appropriate. The capital management process also includes an internal and regulatory stress testing process which informs the Group capital plan. Further detail on the Group’s regulatory capital resources is included on pages 103 to 111.

Changes in funding availability and costs

Market liquidity, the level of customer deposits and the Group’s ability to raise wholesale funding impacts both the Group’s net interest margin, which is sensitive to volatility in cost of funding, and its ability to both fulfil its obligations and support client lending, trading activities and investments. Large unexpected outflows, for example from customer withdrawals, ratings downgrades or loan drawdowns, could also result in forced reduction in the balance sheet, inability to fulfil lending obligations and regulatory breaches. The Liquidity Profile is monitored constantly and is supported by a range of early warning indicators to ensure the profile remains appropriate and sufficient liquid resources are held to protect against unexpected outflows. Further details are provided in the Funding Risk – Liquidity section on pages 112 to 124.

Local balance sheet management and redenomination risk

The introduction of capital controls or new currencies by countries (for example in the Eurozone) to mitigate current stresses could have an ongoing or point-in-time impact on the performance of local balance sheets of certain Group companies based on the asset quality, types of collateral and mix of liabilities. Local assets and liability positions are carefully monitored by local asset and liability committees with oversight by Group Treasury. For further information see the Group’s exposures to selected Eurozone countries (pages 85 to 93).

4. Operational risk

Operational Risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group’s business activities.

The Key Risks that this Principal Risk includes are External Suppliers, Financial Reporting, Fraud, Information, Legal, Product, Payment Process, People, Premises & Security, Regulatory, Taxation, Technology and Transaction operations. For definitions of these key risks see page 124.

Risk management

The Operational risk framework enables Barclays to manage and measure its Operational risk profile and to calculate the amount of Operational risk capital that it needs to hold. The minimum mandatory requirements applicable to all Business Units are set out in the Group Operational risk policies.

Group Key Risk Owners are required to monitor information relevant to their Key Risk from each Operational risk framework element. In addition, each Key Risk Owner mandates control requirements specific to their Key Risk through a Key Risk Control Framework.

For further information see Operational risk management (pages 124 to 126).

Key specific risks and mitigation

Specific areas and scenarios where Operational risk could lead to financial and/or non-financial impacts including legal or regulatory breaches or reputational damage include:

Regulatory risk

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

The regulatory response to the financial crisis has led and will continue to lead to very substantial regulatory changes in the countries in which the Group operates. It has also (amongst other things) led to (i) a more assertive approach being demonstrated by the authorities in many jurisdictions; and (ii) enhanced capital and liquidity requirements (for example pursuant to CRD4). Current examples of specific areas of concern include:

The Independent Commission on Banking (ICB)

The ICB was charged by the UK Government with reviewing the UK banking system and its findings were published on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called “ring-fencing”); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals.

Risk management

Risk factors continued

The UK Government published its response to the ICB recommendations in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019. Changes to the structure of UK banks and an increase in the amount of loss-absorbing capital issued by UK banks may have a material adverse impact on the Bank’s and the Group’s results and financial condition. It is also not possible to predict the detail of the implementation legislation or the ultimate consequences to the Group.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA)

DFA will have an impact on the Group and its business. A significant number of rules and draft rules have been issued through 2011. While the impact of this rule-making will be substantial, the full scale of this impact remains unclear as many of the provisions of the Act require rules to be made to give them effect and this process is still underway. Barclays has taken a centralised approach to monitoring this process and to ensuring compliance with the rules that are developed as a result.

Recovery and resolution plans

The strong regulatory focus on resolvability has continued in 2011, both from UK and international regulators. The Group has been engaged, and continues to be engaged, with the authorities on taking forward recovery planning and identifying information that would be required in the event of a resolution. The Group will be required to prepare an initial plan for the UK and US regulators in the first half of 2012.

Any future regulatory changes may restrict the Group’s operations, mandate certain lending activity and impose other, significant compliance costs. For further information see Supervision and Regulation (pages 129 to 131).

Legal risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates and so is exposed to many forms of legal risk, which may arise in a number of ways: (i) business may not be conducted in accordance with applicable laws around the world; (ii) contractual obligations may either not be enforceable as intended or may be enforced in an adverse way; (iii) intellectual property may not be adequately protected; and (iv) liability for damages may be incurred to third parties harmed by the conduct of the Group’s business. The Group also faces risk where legal proceedings are brought against it. The Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in various jurisdictions, including in the US. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as applicable international sanctions regimes.

Key legal risks to which the Group was exposed during 2011 have included litigation in relation to:

–	Lehman Brothers Holdings Inc;

–	American Depository Shares;

–	US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities; and

–	Devonshire Trust.

For further information see Legal Proceedings (pages 220 to 221).

Payment protection insurance (PPI)

During 2011 Barclays agreed with the FSA that it would process all on-hold and any new complaints from customers about PPI policies that they hold. Barclays also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. Barclays took a provision of £1bn in the second quarter of 2011 to cover the cost of future redress and administration. For further information see Provisions (pages 218 to 219).

CyberSecurity risk

Barclays recognises the growing threats from cyberspace to its systems, including in respect of customer and its own information held on them and transactions processed through these systems. The implementation of measures to manage the risk is involving increasing investment and use of internal resources. However, given the increasing sophistication and scope of potential attacks from cyberspace, it is possible that in the future such attacks may lead to significant breaches leading to associated costs and reputational damage.

The Group has invested for many years in building defences to counter these threats and continues to do so, recognising that this is an area of risk that changes rapidly and requires continued focus.

To date the Group is not aware of any significant breaches of its systems from cyberspace.

Taxation risk

Taxation risk is the risk that the Group suffers losses arising from additional tax charges, financial penalties or reputational damage associated with failure to comply with procedures required by tax authorities, changes in tax law and the interpretation of tax law. The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level, and is impacted by a number of double taxation agreements between countries.

HMRC, being the Group’s primary taxation authority, recently took the unusual step of issuing a public statement that the Government was drafting retrospective tax legislation. Such steps add to the need to closely monitor changes in the way in which HMRC approaches the application of its Code of Practice for Taxation of Banks. For all tax jurisdictions, within which the Group operates, we continue to monitor the potential impact of proposed and recently enacted taxes aimed at banks.

In 2011 the Group continued to settle open tax issues in a number of jurisdictions and in meeting its tax obligations made global tax payments totalling £6.4bn. The profit forecasts that support the Group’s deferred tax assets, principally in the US and Spain, have been subject to close scrutiny by management. For further information see the Financial review (pages 141 to 142) and Tax (pages 185 to 186).

Risk management

Credit risk

All disclosures in this section (pages 52 to 93) are unaudited unless otherwise stated

Overview of Barclays Group credit risk exposures

Credit risk is the risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances, together with the counterparty credit risk arising from derivative contracts entered into with clients.

Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase agreements.

Losses arising from assets held for trading (derivatives, debt securities) are accounted for as trading losses, rather than impairment charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Analysis of the Group’s maximum exposure to credit risk and collateral and other credit enhancements held

The following table presents the Group’s maximum exposure to credit risk as at 31 December and the financial effects of collateral, credit enhancements and other actions taken to mitigate the Group’s exposure. For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that Barclays would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

This and subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets not subject to credit risk, mainly equity securities held in the trading portfolio, as available for sale or designated at fair value, and commodities. Assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and not result in a loss to the Group.

Risk management

Credit risk continued

Maximum exposure and effects of collateral and other credit enhancements (audited)
As at 31 December 2011	Maximum exposure £m	Netting and set-off £m	Collateral £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	106,894	–	–	–	106,894
Items in the course of collection from other banks	1,812	–	–	–	1,812
Trading portfolio assets:
Debt securities	123,364	–	–	–	123,364
Traded loans	1,374	–	–	–	1,374
Total trading portfolio assets	124,738	–	–	–	124,738
Financial assets designated at fair value:
Loans and advances	21,960	–	(7,887)	(76)	13,997
Debt securities	2,095	–	(22)	–	2,073
Other financial assets	7,574	–	(5,541)	–	2,033
Total financial assets designated at fair value	31,629	–	(13,450)	(76)	18,103
Derivative financial instruments	538,964	(440,592)	(57,294)	(7,544)	33,534
Loans and advances to banks	47,446	(1,886)	(8,653)	(171)	36,736
Loans and advances to customers:
Home loans	171,272	–	(167,581)	(1,130)	2,561
Credit cards, unsecured and other retail lending	64,492	(11)	(16,159)	(2,564)	45,758
Wholesale	196,170	(8,873)	(53,616)	(9,550)	124,131
Total loans and advances to customers	431,934	(8,884)	(237,356)	(13,244)	172,450
Reverse repurchase agreements and other similar secured lending	153,665	–	(150,337)	–	3,328
Available for sale debt securities	63,610	–	(219)	(3,532)	59,859
Other assets	2,620	–	–	–	2,620
Total on-balance sheet	1,503,312	(451,362)	(467,309)	(24,567)	560,074

Off-balance sheet:
Securities lending arrangements	35,996	–	(35,996)	–	–
Guarantees and letters of credit pledged as collateral security	14,181	–	(1,699)	(523)	11,959
Acceptances and endorsements	475	–	(9)	–	466
Documentary credits and other short-term trade related transactions	1,358	–	(39)	(49)	1,270
Standby facilities, credit lines and other commitments	240,282	–	(15,522)	(3,829)	220,931
Total off-balance sheet	292,292	–	(53,265)	(4,401)	234,626

Total	1,795,604	(451,362)	(520,574)	(28,968)	794,700

Maximum exposure and effects of collateral and other credit enhancements (audited)
As at 31 December 2010	Maximum exposure £m	Netting and set-off £m	Collateral £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	97,630	–	–	–	97,630
Items in the course of collection from other banks	1,384	–	–	–	1,384
Trading portfolio assets:
Debt securities	139,240	–	–	–	139,240
Traded loans	2,170	–	–	–	2,170
Total trading portfolio assets	141,410	–	–	–	141,410
Financial assets designated at fair value:
Loans and advances	22,352	–	(9,997)	(8)	12,347
Debt securities	1,918	–	(150)	–	1,768
Other financial assets	10,101	–	(7,368)	–	2,733
Total financial assets designated at fair value	34,371	–	(17,515)	(8)	16,848
Derivative financial instruments	420,319	(340,467)	(42,795)	(3,202)	33,855
Loans and advances to banks	37,799	(1,699)	(8,915)	(442)	26,743
Loans and advances to customers:
Home loans	168,055	–	(163,602)	(1,053)	3,400
Credit cards, unsecured and other retail lending	59,269	(8)	(13,670)	(2,263)	43,328
Wholesale	200,618	(9,477)	(60,099)	(12,443)	118,599
Total loans and advances to customers	427,942	(9,485)	(237,371)	(15,759)	165,327
Reverse repurchase agreements and other similar secured lending	205,772	–	(200,665)	–	5,107
Available for sale debt securities	59,629	–	(218)	(4,532)	54,879
Other assets	2,824	–	–	–	2,824
Total on-balance sheet	1,429,080	(351,651)	(507,479)	(23,943)	546,007

Off-balance sheet:
Securities lending arrangements	27,672	–	(27,672)	–	–
Guarantees and letters of credit pledged as collateral security	13,783	–	(1,282)	(396)	12,105
Acceptances and endorsements	331	–	(8)	–	323
Documentary credits and other short-term trade related transactions	1,194	–	(23)	(85)	1,086
Standby facilities, credit lines and other commitments	222,963	–	(12,461)	(3,990)	206,512
Total off-balance sheet	265,943		(41,446)	(4,471)	220,026

Total	1,695,023	(351,651)	(548,925)	(28,414)	766,033

Risk management

Credit risk continued

Overview

As at 31 December 2011, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer remained broadly flat at £794,700m (2010: £766,033m). The extent to which the Group holds mitigation on its assets rose marginally from 55% to 56%.

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central bank, available for sale debt securities issued by governments, cash collateral and settlement balances, all of which are considered lower risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis above. The credit quality of counterparties to derivative, available for sale and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 77 to 82.

Netting and set-off

The Group has the ability to offset asset and liability positions on default or bankruptcy of the borrower. This includes master netting agreements for loans and advances (whether held at amortised cost or fair value).

Derivatives may also be settled net where there is a master agreement in place providing for this in the event of default, reducing the Group’s exposure to counterparties on derivative asset positions. The reduction in risk is the amount of the liability held. The Group offsets asset and liability amounts on the balance sheet when it has both the ability and the intention to settle net. The amounts above represent available netting in the event of default of the counterparty.

Collateral

The Group has the ability to call on collateral in the event of default of the borrower or other counterparty, comprising:

–	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings;

–	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms;

–	Credit cards, unsecured and other retail lending: includes charges over motor vehicle and other physical assets; second lien charge over residential property, which is subordinate to first charge held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower;

–	Derivatives: cash and non-cash collateral may be held against derivative trades with certain counterparties;

–	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays subject to an agreement to return them for a fixed price; and

–	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

The Group may also obtain collateral in the form of floating charges over receivables and inventory of corporate and other business customers. The value of this collateral varies from period to period depending on the level of receivables and inventory. It is impracticable to provide an estimate of the amount (fair value or nominal value) of this collateral. The Group may in some cases obtain collateral and other credit enhancements at a counterparty level, which are not specific to a particular class of financial instrument. The fair value of the credit enhancement gained has been apportioned across the relevant asset classes.

The carrying value of non-cash collateral reflects the fair value of the physical assets limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices.

For assets collateralised by traded financial instruments, values reflect mark to market or mark to model values of those assets, applying a haircut where appropriate. For further information on loan-to-value ratios in principal home loans portfolios and the Group’s policy regarding the valuation of wholesale collateral, refer to pages 70 to 71 and 76 respectively.

The net realisable value from a distressed sale of collateral obtained by the Group upon default or insolvency of a counterparty will in some cases be lower than the carrying value recognised above. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower and the borrower’s other creditors in accordance with the relevant insolvency regulations. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the customer. Barclays does not, as a rule, occupy repossessed properties for its business use or use assets obtained in its operations.

Risk transfer

The Group in some cases holds guarantees, letters of credit and similar instruments from third parties which enable it to claim settlement from them in the event of default on the part of the counterparty. The balances shown represent the notional value of the guarantees held by the Group issued by corporate and financial institutional counterparties. In addition, the Group obtains guarantees from customers in respect of personal loans and smaller business loans, which are not reflected in the above table.

Collateral and other credit enhancements obtained

The carrying value of assets held by the Group as at 31 December 2011 as a result of the enforcement of collateral was as follows:

Assets received (audited)
As at 31 December	2011 Carrying amount £m	2010 Carrying amount £m
Residential property	173	71
Commercial and industrial property	267	14
Other credit enhancements	30	210
Total	470	295

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

Credit risk concentrations by geographical sector (audited)
	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
As at 31 December 2011
On-balance sheet:
Cash and balances at central banks	14,631	53,779	27,065	2,418	9,001	106,894
Items in the course of collection from other banks	1,557	88	1	166	–	1,812
Trading portfolio assets	15,162	23,381	68,835	3,498	13,862	124,738
Financial assets designated at fair value	19,405	3,287	6,724	1,958	255	31,629
Derivative financial instruments	173,792	173,863	153,629	4,857	32,823	538,964
Loans and advances to banks	9,621	14,704	13,637	3,234	6,250	47,446
Loans and advances to customers	220,815	90,444	63,457	49,309	7,909	431,934
Reverse repurchase agreements and other similar secured lending	22,701	32,926	80,124	1,795	16,119	153,665
Available for sale financial investments	23,055	17,371	9,891	6,922	6,371	63,610
Other assets	1,510	407	256	365	82	2,620
Total on-balance sheet	502,249	410,250	423,619	74,522	92,672	1,503,312
Off-balance sheet:
Securities lending arrangements	–	–	35,996	–	–	35,996
Guarantees and letters of credit pledged as collateral security	3,885	2,416	5,457	2,100	323	14,181
Acceptances and endorsements	301	8	–	91	75	475
Documentary credits and other short-term trade related transactions	655	235	143	201	124	1,358
Standby facilities, credit lines and other commitments	99,735	33,004	85,381	20,478	1,684	240,282
Total off-balance sheet	104,576	35,663	126,977	22,870	2,206	292,292
Total	606,825	445,913	550,596	97,392	94,878	1,795,604
As at 31 December 2010
On-balance sheet:
Cash and balances at central banks	18,535	14,306	41,288	2,296	21,205	97,630
Items in the course of collection from other banks	1,169	114	–	100	1	1,384
Trading portfolio assets	16,170	35,449	71,291	2,568	15,932	141,410
Financial assets designated at fair value	15,136	5,054	10,608	2,991	582	34,371
Derivative financial instruments	129,603	135,730	117,769	5,251	31,966	420,319
Loans and advances to banks	5,199	9,211	17,305	2,056	4,028	37,799
Loans and advances to customers	211,853	90,644	58,518	57,848	9,079	427,942
Reverse repurchase agreements and other similar secured lending	50,046	47,470	88,675	2,104	17,477	205,772
Available for sale financial investments	25,466	14,904	6,423	7,281	5,555	59,629
Other assets	1,612	235	314	537	126	2,824
Total on-balance sheet	474,789	353,117	412,191	83,032	105,951	1,429,080
Off-balance sheet:
Securities lending arrangements	–	–	27,672	–	–	27,672
Guarantees and letters of credit pledged as collateral security	3,865	2,413	4,772	2,185	548	13,783
Acceptances and endorsements	125	4	6	88	108	331
Documentary credits and other short-term trade related transactions	476	156	143	287	132	1,194
Standby facilities, credit lines and other commitments	94,676	29,985	64,812	24,522	8,968	222,963
Total off-balance sheet	99,142	32,558	97,405	27,082	9,756	265,943
Total	573,931	385,675	509,596	110,114	115,707	1,695,023

Risk management

Credit risk continued

Credit risk concentrations by industrial sector (audited)
	Finan- cial insti- tutions £m	Manu- facturing £m	Con- struction and property £m	Govern- ment and central bank £m	Energy and water £m	Whole- sale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, un- secured loans and other personal lending £m	Other £m	Total £m
As at 31 December 2011
On-balance sheet:
Cash and balances at central banks	–	–	–	106,894	–	–	–	–	–	–	106,894
Items in the course of collection from other banks	1,810	–	–	2	–	–	–	–	–	–	1,812
Trading portfolio assets	32,849	1,585	480	83,631	3,191	448	1,773	–	–	781	124,738
Financial assets designated at fair value	9,370	75	10,447	6,354	1,053	332	3,547	–	1	450	31,629
Derivative financial instruments	498,246	4,044	4,853	8,321	12,960	3,309	3,928	–	19	3,284	538,964
Loans and advances to banks	44,707	–	–	2,739	–	–	–	–	–	–	47,446
Loans and advances to customers	89,650	12,904	28,711	6,129	7,414	16,206	26,300	171,272	50,062	23,286	431,934
Reverse repurchase agreements and other similar secured lending	148,474	195	201	3,842	127	63	235	–	–	528	153,665
Available for sale financial investments	23,103	213	137	38,511	126	90	820	370	–	240	63,610
Other assets	880	–	54	492	–	7	310	2	818	57	2,620
Total on-balance sheet	849,089	19,016	44,883	256,915	24,871	20,455	36,913	171,644	50,900	28,626	1,503,312
Off-balance sheet:
Securities lending arrangements	35,996	–	–	–	–	–	–	–	–	–	35,996
Guarantees and letters of credit pledged as collateral security	4,937	1,534	757	630	1,615	913	2,213	–	310	1,272	14,181
Acceptances and endorsements	145	108	52	–	2	115	53	–	–	–	475
Documentary credits and other short-term trade related transactions	556	40	1	–	–	215	480	–	65	1	1,358
Standby facilities, credit lines and other commitments	33,296	23,429	9,114	3,573	20,764	12,052	17,012	15,663	90,062	15,317	240,282
Total off-balance sheet	74,930	25,111	9,924	4,203	22,381	13,295	19,758	15,663	90,437	16,590	292,292
Total	924,019	44,127	54,807	261,118	47,252	33,750	56,671	187,307	141,337	45,216	1,795,604

Credit risk concentrations by industrial sector (audited)
	Financial insti- tutions £m	Manu- facturing £m	Con- struction and property £m	Govern- ment and central bank £m	Energy and water £m	Whole- sale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
As at 31 December 2010
On-balance sheet:
Cash and balances at central banks	–	–	–	97,630	–	–	–	–	–	–	97,630
Items in the course of collection from other banks	1,378	–	–	6	–	–	–	–	–	–	1,384
Trading portfolio assets	51,337	2,222	986	79,055	3,408	873	2,209	–	17	1,303	141,410
Financial assets designated at fair value	11,507	71	11,746	5,328	1,389	683	2,944	–	109	594	34,371
Derivative financial instruments	382,038	4,810	2,953	7,637	11,265	3,193	2,622	–	61	5,740	420,319
Loans and advances to banks	36,606	–	–	1,193	–	–	–	–	–	–	37,799
Loans and advances to customers	87,405	14,766	28,670	5,108	9,231	17,357	26,228	168,055	46,668	24,454	427,942
Reverse repurchase agreements and other similar secured lending	197,808	50	7	7,247	–	279	339	–	–	42	205,772
Available for sale financial investments	23,585	154	336	33,402	37	117	1,359	410	72	157	59,629
Other assets	1,267	4	47	436	9	9	383	4	615	50	2,824
Total on-balance sheet	792,931	22,077	44,745	237,042	25,339	22,511	36,084	168,469	47,542	32,340	1,429,080
Off-balance sheet:
Securities lending arrangements	27,672	–	–	–	–	–	–	–	–	–	27,672
Guarantees and letters of credit pledged as collateral security	5,213	1,445	752	358	1,256	686	2,196	439	477	961	13,783
Acceptances and endorsements	28	111	38	–	4	48	92	–	8	2	331
Documentary credits and other short-term trade related transactions	396	35	103	–	3	124	477	–	56	–	1,194
Standby facilities, credit lines and other commitments	47,784	20,999	9,860	2,307	15,671	9,220	10,664	16,789	79,341	10,328	222,963
Total off-balance sheet	81,093	22,590	10,753	2,665	16,934	10,078	13,429	17,228	79,882	11,291	265,943
Total	874,024	44,667	55,498	239,707	42,273	32,589	49,513	185,697	127,424	43,631	1,695,023

An analysis of geographical and industrial concentrations of Group loans and advances held at amortised cost and at fair value is presented on pages 66 to 67.

Risk management

Credit risk continued

Impairment charges (audited)

Loan impairment charges reduced 33% to £3,790m, reflecting generally improving underlying trends across the majority of retail and wholesale businesses. Loan impairment included new and increased allowances of £4,962m (2010: £6,939m; 2009: £8,111m), releases of £931m (2010: £1,189m; 2009: £631m), recoveries of £265m (2010: £201m; 2009: £150m) and charges on undrawn facilities and guarantees of £24m (2010: £76m; 2009: £28m). Combined with a 2% increase in loans and advances, this resulted in a lower overall Group loan loss rate of 77bps (2010: 118bps; 2009: 156bps).

Further detail can be found in the Retail Credit Risk and Wholesale Credit Risk sections on pages 69 to 76.

Credit impairment charges and other provisions by business (audited)
	Loans and Advances £m	Available for Sale Financial Investments[a] £m	Reverse Repurchase Agreements £m	Total £m
Year ended 31 December 2011
UK RBB	536	–	–	536
Europe RBB	241	20	–	261
Africa RBB	464	–	–	464
Barclaycard	1,259	–	–	1,259
Barclays Capital[b]	129	12	(48)	93
Barclays Corporate	1,122	27	–	1,149
Barclays Wealth	41	–	–	41
Head Office Functions and Other Operations	(2)	1	–	(1)
Total	3,790	60	(48)	3,802

Year ended 31 December 2010
UK RBB	819	–	–	819
Europe RBB	314	–	–	314
Africa RBB	562	–	–	562
Barclaycard	1,688	–	–	1,688
Barclays Capital[b]	642	(95)	(4)	543
Barclays Corporate	1,551	145	–	1,696
Barclays Wealth	48	–	–	48
Head Office Functions and Other Operations	1	1	–	2
Total	5,625	51	(4)	5,672

Year ended 31 December 2009
UK RBB	1,031	–	–	1,031
Europe RBB	334	4	–	338
Africa RBB	688	–	–	688
Barclaycard	1,798	–	–	1,798
Barclays Capital[b]	1,898	650	43	2,591
Barclays Corporate	1,544	14	–	1,558
Barclays Wealth	51	–	–	51
Head Office Functions and Other Operations	14	2	–	16
Total	7,358	670	43	8,071

Notes

a	Excludes £1,800m impairment of BlackRock, Inc. (2010: nil, 2009: nil) recorded in Investment Management.
b	Credit market related impairment charges within Barclays Capital comprised a write back of £14m (2010: £660m charge; 2009: £1,205m charge) against loans and advances and a write back of £35m (2010: £39m writeback; 2009: £464m charge) against available for sale financial investments.

Credit risk management overview

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control. Mitigation techniques and measurement and internal ratings are discussed in more detail in the Basel 2 Pillar 3 Disclosures 2011.

A. Overview (audited)

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

C. Reporting

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

D. Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through, for example, loans to banks, loan commitments and debt securities. Barclays risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data. One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, Barclays constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry (see pages 56 to 58 and 121 to 122).

Diversification is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Financial Risk Committee and the BRC. Mandate & Scale limits are used to limit the stock of current exposures in a loan portfolio and the flow of new exposures into a loan portfolio. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria.

Risk management

Credit risk continued

E. Monitoring weaknesses in portfolios

Whilst the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they will reflect the differing nature of the assets. As a matter of policy all facilities granted to corporate or wholesale customers are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

Corporate accounts that are deemed to contain heightened levels of risk are recorded on graded early warning lists (EWLs) or watchlists (WLs) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include, for example: a material reduction in profits; a material reduction in the value of collateral held; a decline in net tangible assets in circumstances which are not satisfactorily explained; or periodic waiver requests or changes to the terms of the credit agreement over an extended period of time. These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL or EWL, the exposure is carefully monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the three categories, which reflect the need for increasing caution and control. Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. While all obligors, regardless of financial health, are subject to a full review of all facilities on, at least, an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with clients in default, collection or insolvency. Their mandate is to maximise shareholder value via the orderly and timely recovery of impaired debts.

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

Once a loan has passed through all six cycles it will charge-off and enter recovery status. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing (up to date) status, such as in the case of insolvency or death.

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

For the majority of products, the standard period for charging off accounts is 180 days past due of contractual obligation. However, in the case of customer bankruptcy or insolvency, the associated accounts will be charged off within 60 days. Within UK RBB Local Business, accounts that are deemed to have a heightened level of risk, or that exhibit some unsatisfactory features which could affect viability in the short to medium term, are transferred to a separate ‘caution’ stream. Accounts on the caution stream are reviewed on at least a quarterly basis, at which time consideration is given to continuing with the agreed strategy, returning the customer to a lower risk refer stream, or instigating recovery/exit action.

F. Identifying potential credit risk loans

In line with disclosure requirements from the SEC in the US, the Group reports potentially and actually impaired loans as Potential Credit Risk Loans (PCRLs). PCRLs comprise two categories of loans: Potential Problem Loans (PPLs) and Credit Risk Loans (CRLs).

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a loan on an EWL or WL deteriorates to the highest category (wholesale) or deteriorates to delinquency cycle 2 (retail), consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

–	‘Impaired loans’ comprise loans where an individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The impaired loan category may include loans, which, while impaired, are still performing;

–	The category ‘accruing past due 90 days or more’ comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value; and

–	The category ‘impaired and restructured loans’ comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

G. Allowances for impairment and other credit provisions

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

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found on page 210. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the corporate portfolios.

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. Details of other trigger points can be found on page 182. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies mainly to the Group’s retail portfolios and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

The impairment allowance in the retail portfolios is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting at a particular point in time (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x Probability of Default (PDpit) x Loss Given Default (LGD)

The PDpit increases with the number of contractual payments missed thus raising the associated impairment requirement.

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases impairment is calculated using modelled PD x LGD x EAD (Exposure at default) adjusted for an emergence period.

Risk management

Credit risk continued

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis. This methodology ensures that the Group captures the loss incurred at the correct balance sheet date. These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement. Where appropriate, the accuracy of this analysis is periodically assessed against actual losses (see modelling of risk on page 46). As one of the controls to ensure that adequate impairment allowances are held, movements in impairment allowances to individual names with total impairment of more than £10m are presented to the Credit Committee for agreement.

The loan loss rate (LLR) provides Barclays with one way of monitoring the trends in the quality of the loan portfolio at the Group, business and product levels. At Barclays, the LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances.

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

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time. In principle, a number of factors may affect the Group’s coverage ratios, including:

–	The mix of products within total CRL balances. Coverage ratios will tend to be lower when there is a high proportion of secured retail and corporate balances within total CRLs. This is due to the fact that the recovery outlook on these types of exposures is typically higher than retail unsecured products with the result that they will have lower impairment requirements;

–	The stage in the economic cycle. Coverage ratios will tend to be lower in the earlier stages of deterioration in credit conditions. At this stage, retail delinquent balances will be predominantly in the early delinquency cycles and corporate names will have only recently moved to CRL categories. As such balances attract a lower impairment requirement, the CRL coverage ratio will be lower;

–	The balance of PPLs to CRLs. The impairment requirements for PPLs are lower than for CRLs, so the greater the proportion of PPLs, the lower the PCRL coverage ratio; and

–	Write off policies. The speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of PCRL categories more quickly.

Note

a Loan loss rate for the years prior to 2005 does not reflect the application of IAS 32, IAS 39 and IFRS 4.

H. Writing off of assets

After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write off will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable. The timing and extent of write offs may involve some element of subjective judgement. Nevertheless, a write off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. In any event, the position of impaired loans is reviewed at least quarterly to ensure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations. During 2011 there was a change in the period between charge-off and write off from 18 months to 12 months across the majority of unsecured retail portfolios.

Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2011, total write offs of impaired financial assets increased 20% to £5,165m.

I. Forbearance

The Group offers forbearance and similar programmes to assist customers and clients in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party. The primary aim of forbearance is to recover the customer into a sustainable position on their obligations.

In the retail portfolios, as part of the Group Risk Forbearance Policy, programmes offered to customers include approved debt counselling plans, minimum due reductions, interest rate concessions, term extensions and switches from capital and interest repayments to interest-only payments either from a position of delinquency or to terms and conditions which are outside current underwriting criteria. The definition also extends to accounts that are partially rehabilitated. For further detail, see pages 72 to 73.

In the wholesale portfolios, Barclays will on occasion participate in debt-for-equity swaps, debt-for-asset swaps, debt standstills or debt restructuring agreements as part of the business support process. Debt restructuring agreements may include actions to improve security; such as changing an overdraft to a factoring or invoice discounting facility or moving debt to asset owning companies. Consideration is also given to the waiving or relaxing of covenants where this is the optimum strategy for the survival of the client’s business. For further detail, see page 76.

Impairment of loans under forbearance

Loans in forbearance programmes are subject to impairment in line with normal impairment policy. In both retail and wholesale portfolios, identified impairment is raised for such accounts, recognising the agreement between the bank and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This usually results in higher impairment being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Where a retail account is in forbearance, the additional risk characteristics are reflected by way of a management overlay as the only practical means of factoring certain recent conditions into impairment calculations until the Group’s models can be recalibrated. As more comprehensive data on the performance of loans in forbearance is gathered the Group’s models will be recalibrated.

Sustainability of loans under forbearance

The Group closely monitors the sustainability of loans for which forbearance has been granted. In the retail portfolios, the Group Risk Forbearance Policy prescribes that when a programme of forbearance is offered to the customer, it is both appropriate and sustainable for that customer. Sustainable terms are defined as revised contractual terms where the asset can be fully serviced over its full life.

This is controlled through qualification criteria, which will include an affordability assessment, minimum payment thresholds and previous forbearance activity. Regular reviews for programmes of a temporary nature are undertaken to reassess the customer’s financial circumstances and continued appropriateness

For further detail on the Group’s impairment policy and the way loans are separated into pools reflecting similar risk characteristics, see pages 61 to 62.

For disclosure on the Group’s accounting policy with respect to impairment, see pages 182 to 183. For further detail on the credit quality of loans under forbearance, see pages 77 to 78.

Risk management

Credit risk continued

Loans and advances to customers and banks

Total gross loans and advances to customers and banks increased 2% to £513,311m. Loans and advances at amortised cost were £489,977m and loans and advances at fair value were £23,334m.

Loans and advances at amortised cost

Gross loans and advances to customers and banks at amortised cost increased 2% to £489,977m with a 2% rise in both the retail and wholesale portfolios. Included in this balance are cash collateral and settlement balances in Barclays Capital of £75,707m. The principal drivers for this increase were:

–	Barclays Capital where loans and advances increased 6% to £161,194m driven by an increase in cash collateral balances partially offset by the acquisition of Protium and a reduction in corporate lending;

–	UK RBB where loans and advances increased 5% to £123,055m primarily reflecting growth in mortgage balances;

–	Barclaycard where loans and advances increased 9% to £32,214m mainly due to the acquisition of credit card portfolios in 2011, partially offset by balance run-offs in FirstPlus; and

–	Barclays Wealth where loans and advances increased 17% to £19,255m reflecting growth in collateralised lending to High Net Worth individuals.

These increases were partially offset by a decrease in:

–	Africa RBB where loans and advances decreased 19% to £38,361m principally reflecting the depreciation in the value of the Rand against Sterling.

Retail and wholesale loans and advances to customers and banks
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans[a] £m	CRLs % of gross L&Aa %	Loan impairment charges[b] £m	Loan loss rates bps
As at 31 December 2011
Total retail	241,138	5,374	235,764	10,416	4.3	2,422	100

Wholesale – customers	201,348	5,178	196,170	10,892	5.4	1,362	68
Wholesale – banks	47,491	45	47,446	34	0.1	6	1
Total wholesale	248,839	5,223	243,616	10,926	4.4	1,368	55

Loans and advances at amortised cost	489,977	10,597	479,380	21,342	4.4	3,790	77

Traded loans	1,374	n/a	1,374
Loans and advances designated at fair value	21,960	n/a	21,960
Loans and advances held at fair value	23,334	n/a	23,334

Total loans and advances	513,311	10,597	502,714

As at 31 December 2010
Total retail	235,335	6,883	228,452	12,571	5.3	3,296	140

Wholesale – customers	204,991	5,501	199,490	11,716	5.7	2,347	114
Wholesale – banks	37,847	48	37,799	35	0.1	(18)	(5)
Total wholesale	242,838	5,549	237,289	11,751	4.8	2,329	96

Loans and advances at amortised cost	478,173	12,432	465,741	24,322	5.1	5,625	118

Traded loans	2,170	n/a	2,170
Loans and advances designated at fair value	22,352	n/a	22,352
Loans and advances held at fair value	24,522	n/a	24,522

Total loans and advances	502,695	12,432	490,263

Notes

a	31 December 2010 excludes from credit risk loans (CRLs) the loan to Protium of £7,560m against which an impairment of £532m was held. See page 84 for further information.
b	Loan impairment charges, comprising impairment on loans and advances, and charges in respect of undrawn facilities and guarantees, see page 59.

Risk management

Credit risk continued

Group loans and advances held at amortised cost, by industry sector and geography

Total loans and advances held at amortised cost increased by 3% to £479,380m. This movement was primarily driven by lending to banks, with cash collateral balances, principally to European and UK counterparties, comprising the majority of this. Home loans to customers in the UK, and cards, unsecured and other personal lending to customers in the Americas, Africa and Middle East and the UK, also rose in line with business growth. Further detail on movements in loans and advances is presented on pages 69 to 75.

Loans and advances at amortised cost net of impairment allowances, by industry sector and geography
	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
As at 31 December 2011
Banks	9,251	13,503	13,349	2,956	5,648	44,707
Other financial institutions[a]	18,474	20,059	44,965	2,264	3,888	89,650
Manufacturing	6,185	3,341	1,396	1,439	543	12,904
Construction	3,391	771	32	348	65	4,607
Property	16,230	3,193	869	3,600	212	24,104
Government and central bank	493	3,365	907	3,072	1,031	8,868
Energy and water	1,599	2,448	2,165	818	384	7,414
Wholesale and retail distribution and leisure	10,308	3,008	656	2,073	161	16,206
Business and other services	16,473	4,981	1,584	2,907	355	26,300
Home loans	112,260	38,508	566	19,437	501	171,272
Cards, unsecured loans and other personal lending	27,409	6,417	9,293	6,158	785	50,062
Other	8,363	5,554	1,312	7,471	586	23,286
Net loans and advances to customers and banks	230,436	105,148	77,094	52,543	14,159	479,380
Impairment allowance	4,005	2,920	2,128	1,446	98	10,597

As at 31 December 2010
Banks	4,709	8,831	17,304	1,660	3,802	36,306
Other financial institutions[a]	19,930	18,153	43,210	2,879	3,533	87,705
Manufacturing	6,660	4,793	904	1,543	866	14,766
Construction	3,607	1,259	34	909	54	5,863
Property	13,746	3,024	797	4,822	418	22,807
Government and central bank	534	1,219	354	3,648	546	6,301
Energy and water	2,183	3,617	2,426	520	485	9,231
Wholesale and retail distribution and leisure	11,594	2,859	644	1,888	372	17,357
Business and other services	15,171	6,142	1,198	3,394	323	26,228
Home loans	104,934	37,347	214	25,241	319	168,055
Cards, unsecured loans and other personal lending	25,950	7,768	7,340	4,297	1,313	46,668
Other	8,034	4,843	1,398	9,103	1,076	24,454
Net loans and advances to customers and banks	217,052	99,855	75,823	59,904	13,107	465,741
Impairment allowance	4,429	2,793	2,958	1,857	395	12,432

Note

a	Within European financial institutions were loans (excluding settlement balances and cash collateral) to French and German counterparties of £3,199m (2010: £2,161m) and £1,474m (2010: £1,621m) respectively.

Group loans and advances held at fair value, by industry sector and geography

Total loans and advances held at fair value reduced 5% to £23,334m, principally reflecting the liquidation of loans to financial institutions in Europe and commercial real estate loans in the Americas and Europe as part of the Group’s strategy of winding down Barclays Capital’s credit market exposures. This reduction was offset partially by an increase in the fair value of Barclays Corporate lending to UK commercial real estate, government and business and other services counterparties, and the consolidation of Protium assets in the Americas.

Loans and advances held at fair value, by industry sector and geography
	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
As at 31 December 2011
Banks	11	364	10	126	1	512
Other financial institutions	142	76	892	134	21	1,265
Manufacturing	16	211	154	7	18	406
Construction	158	–	–	19	2	179
Property	8,443	1,147	575	133	3	10,301
Government	5,609	–	–	19	8	5,636
Energy and water	32	203	46	104	–	385
Wholesale and retail distribution and leisure	63	15	243	36	2	359
Business and other services	3,381	76	201	34	–	3,692
Other	90	66	55	317	71	599
Total loans and advances held at fair value	17,945	2,158	2,176	929	126	23,334

As at 31 December 2010
Banks	49	766	5	193	52	1,065
Other financial institutions	90	230	439	252	49	1,060
Manufacturing	39	67	187	49	5	347
Construction	199	–	–	45	5	249
Property	7,003	2,793	1,858	43	237	11,934
Government	4,848	–	–	189	51	5,088
Energy and water	14	259	57	34	6	370
Wholesale and retail distribution and leisure	70	14	705	11	–	800
Business and other services	2,650	69	442	80	5	3,246
Other	103	114	76	69	1	363
Total loans and advances held at fair value	15,065	4,312	3,769	965	411	24,522

Impairment allowances

Impairment allowances decreased £1,835m to £10,597m, driven primarily by a reduction in the retail portfolios due to a change in the write-off policy against most unsecured portfolios, debt sales and lower severity. Wholesale impairment allowances at 31 December 2010 included £532m held against the loan to Protium. Excluding this balance, wholesale impairment allowances increased slightly reflecting higher levels of impairment in Europe, particularly the property sector in Portugal, and some large single names in Barclays Capital. Amounts written off increased £855m to £5,165m driven, in part, by the change in write-off policy.

Movements in allowance for impairment by asset class (audited)
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m
2011
Home loans	854	(2)	(80)	(101)	(184)	14	333	834
Credit cards, unsecured and other retail lending	5,919	(4)	(154)	(145)	(3,292)	139	2,077	4,540
Wholesale	5,659	(12)	(9)	(194)	(1,689)	112	1,356	5,223
Total impairment allowance	12,432	(18)	(243)	(440)	(5,165)	265	3,766	10,597

2010
Home loans	639	18	(54)	63	(134)	6	316	854
Credit cards, unsecured and other retail lending	5,538	74	(153)	121	(2,618)	138	2,819	5,919
Wholesale	4,619	(14)	(6)	147	(1,558)	57	2,414	5,659
Total impairment allowance	10,796	78	(213)	331	(4,310)	201	5,549	12,432

68

	10,597	10,597	10,597	10,597	10,597	10,597
Potential Credit Risk Loans
Potential credit risk loans and coverage ratios	CRLs		PPLs		PCRLs
As at 31 December	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
Home loans	3,790	4,294	221	260	4,011	4,554
Credit cards, unsecured and other retail lending	6,626	8,277	364	465	6,990	8,742
Retail	10,416	12,571	585	725	11,001	13,296
Wholesale (excluding loan to Protium)	10,926	11,751	1,387	1,970	12,313	13,721
Loan to Protium[a]	–	7,560	–	–	–	7,560
Wholesale	10,926	19,311	1,387	1,970	12,313	21,281
Group (excluding loan to Protium)	21,342	24,322	1,972	2,695	23,314	27,017
Group	21,342	31,882	1,972	2,695	23,314	34,577

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2011 £m	2010 £m	2011%	2010%	2011%	2010%
Home loans	834	854	22.0	19.9	20.8	18.8
Credit cards, unsecured and other retail lending	4,540	6,029	68.5	72.8	64.9	69.0
Retail	5,374	6,883	51.6	54.8	48.9	51.8
Wholesale (excluding loan to Protium)	5,223	5,017	47.8	42.7	42.4	36.6
Loan to Protium[a]	–	532	–	7.0	–	7.0
Wholesale	5,223	5,549	47.8	28.7	42.4	26.1
Group (excluding loan to Protium)	10,597	11,900	49.7	48.9	45.5	44.0
Group	10,597	12,432	49.7	39.0	45.5	36.0

To facilitate comparison between periods, the analysis below is based on Group (excluding loan to Protium) as the Protium loan was repaid in 2011.

Credit Risk Loans (CRLs)

CRLs fell 12% to £21,342m. CRL balances in the wholesale portfolio decreased 7% primarily due to falls in:

–	Barclays Corporate, where lower balances in the UK reflected the high level of write-offs and balance reductions. Balances in Europe remained stable with higher balances in Portugal and Italy reflecting deteriorating credit conditions offset by lower balances in Spain; and

–	Africa RBB, principally due to the depreciation in the value of the Rand against Sterling, repayments and a slowdown in new CRLs.

CRL balances in retail portfolios decreased 17%, reflecting the write-off of balances following a reduction in the period between accounting charge-off and write-off from 18 months to 12-months across the majority of unsecured portfolios, as well as lower rate of inflows, debt sales and customer repayments.

The main exception was Europe RBB where the overall balance was largely unchanged as decreases in Spain, principally resulting from a series of unsecured portfolio sales in 2011, were offset by increases, mainly in the mortgage portfolios as a consequence of higher delinquent balances in deteriorating economic conditions.

Potential Problem Loans (PPLs)

PPLs fell 27% to £1,972m. PPL balances in the wholesale portfolio decreased 30% primarily due to improved credit grading of a small number of Barclays Capital customers. PPL balances in the retail portfolio decreased 19% reflecting lower balances in early delinquency arrears across the majority of businesses.

Coverage ratios

The CRL coverage ratio increased slightly to 49.7% (2010: 48.9%) reflecting an increase in the wholesale portfolio ratio to 47.8% (2010: 42.7%) and a decrease in the retail portfolio ratio to 51.6% (2010: 54.8%).

The PCRL coverage ratio increased slightly to 45.5% (2010: 44.0%) reflecting an increase in the wholesale portfolio ratio to 42.4% (2010: 36.6%) and a decrease in the retail portfolio ratio to 48.9% (2010: 51.8%).

Notes

a	Refer to page 84 for further information on Protium.

Risk management

Credit risk continued

Retail credit risk

Gross loans and advances to customers in the retail portfolios increased 2% to £241,138m. In UK RBB, the increase of 6% to £120,312m primarily reflected growth in mortgage balances. Barclaycard loans and advances increased 8% to £31,738m mainly due to the acquisition of credit card portfolios in 2011, partially offset by balance run-offs in FirstPlus. Barclays Wealth loans and advances increased 24% to £16,784m reflecting growth in collateralised lending to High Net Worth individuals. These increases were partially offset by a 19% decrease in Africa RBB to £26,363m primarily due to the depreciation in the value of the Rand against Sterling and lower originations in South Africa Home Loans. Balances in Europe RBB remained broadly stable at £44,488m as growth in Italian Home Loans was offset by lower balances in Spain as new mortgage business reduced.

Retail impairment allowances decreased 22% to £5,374m principally due to changes in the write-off policy, debt sales and lower severity.

The total loan impairment charge across the retail portfolios reduced 27% to £2,422m as a result of lower charges across all businesses. The loan impairment charge at Barclaycard decreased 26% to £1,232m as a result of reduced delinquency rates and customer balance repayments, principally in the US. The loan impairment charge at UK RBB decreased 34% to £491m mainly reflecting the low interest rate environment, low arrears rates and lower flows in collections in UK personal loans. The Africa RBB loan impairment charge decreased 12% to £386m, mainly reflecting improved economic conditions in South Africa and better recoveries across the continent.

Lower impairment charges coupled with higher loan balances led to a fall in the retail loan loss rate to 100bps (2010: 140bps).

CRLs in the retail portfolios decreased 17% to £10,416m reflecting the write-off of balances following a reduction in the period between accounting charge-off and write-off from 18 months to 12-months across the majority of unsecured portfolios, as well as lower rate of inflows, debt sales and customer repayments. The main exception was Europe RBB where the overall balance was largely unchanged as decreases in Spain, principally resulting from a series of unsecured portfolio sales in 2011, were offset by increases, mainly in the mortgage portfolios as a consequence of higher delinquent balances in deteriorating economic conditions.

Retail loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2011
UK RBB	120,312	1,623	118,689	3,014	2.5	491	41
Europe RBB[a]	44,488	684	43,804	1,708	3.8	241	54
Africa RBB	26,363	731	25,632	2,362	9.0	386	146
Barclaycard	31,738	2,069	29,669	2,821	8.9	1,232	388
Barclays Corporate[b]	1,453	188	1,265	182	12.5	49	337
Barclays Wealth	16,784	79	16,705	329	2.0	23	14
Total	241,138	5,374	235,764	10,416	4.3	2,422	100

As at 31 December 2010
UK RBB	113,800	1,737	112,063	3,166	2.8	739	65
Europe RBB[a]	44,500	833	43,667	1,729	3.9	314	71
Africa RBB	32,499	1,002	31,497	3,367	10.4	439	135
Barclaycard	29,281	2,981	26,300	3,678	12.6	1,668	570
Barclays Corporate[b]	1,671	255	1,416	301	18.0	115	688
Barclays Wealth	13,584	75	13,509	330	2.4	21	15
Total	235,335	6,883	228,452	12,571	5.3	3,296	140

Notes

a	Europe RBB includes loans and advances to business customers at amortised cost.
b	Barclays Corporate primarily includes retail portfolios in India and UAE. For 2010 it also included retail portfolios in Russia which were sold in 2011.

Analysis of retail gross loans and advances
	Secured home loans £m	Credit cards, overdrafts and unsecured loans £m	Other secured retail lending[a] £m	Business lending £m	Total retail £m
As at 31 December 2011
UK RBB	107,775	7,351	–	5,186	120,312
Europe RBB	37,099	4,994	–	2,395	44,488
Africa RBB	19,691	2,715	3,405	552	26,363
Barclaycard	–	28,557	3,181	–	31,738
Barclays Corporate	421	728	284	20	1,453
Barclays Wealth	7,120	1,860	7,804	–	16,784
Total	172,106	46,205	14,674	8,153	241,138

As at 31 December 2010
UK RBB	101,281	8,375	–	4,144	113,800
Europe RBB	36,509	5,670	–	2,321	44,500
Africa RBB	24,743	3,058	4,186	512	32,499
Barclaycard	–	25,472	3,809	–	29,281
Barclays Corporate	398	1,016	225	32	1,671
Barclays Wealth	5,915	2,108	5,561	–	13,584
Total	168,846	45,699	13,781	7,009	235,335

Secured home loans

Total home loans to retail customers increased 2% as lending was increased to meet customer demand, whilst maintaining broadly stable lending criteria. Home Loans as a proportion of retail gross loans and advances remained broadly unchanged at 71%. The principal home loan portfolios listed below account for 93% of total home loans in the Group’s retail portfolios.

Home loans principal portfolios[b]
	Gross loans and advances £m	> 90 day arrears %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2011
UK	107,775	0.3	0.6	0.6	15.3
South Africa[c]	17,585	3.2	3.7	6.9	19.4
Spain	14,918	0.5	0.6	1.6	32.5
Italy	15,935	1.0	0.5	1.3	29.3
Portugal	3,891	0.6	1.1	2.0	15.0

As at 31 December 2010
UK	101,281	0.3	0.5	0.7	8.6
South Africa[c]	22,575	3.9	3.5	6.7	23.0
Spain	16,264	0.4	0.7	1.6	32.0
Italy	13,809	0.8	0.6	1.2	29.0
Portugal	3,713	0.4	0.7	1.5	12.6

Notes

a	Other Secured Retail Lending includes Absa Vehicle and Auto Finance in Africa RBB, FirstPlus in Barclaycard and Investment Leverage portfolio in Barclays Wealth.
b	Excluded from the above analysis are: Wealth Home Loans, which are managed on the basis of individual customer exposures, France Home Loans and other small home loan portfolios.
c	South Africa Home Loans recoveries impairment coverage ratio has been revised to exclude interest and fees in suspense.

Risk management

Credit risk continued

Arrears rates remained stable in the UK as targeted balance growth and better customer affordability criteria continued to be supported by the low base rate environment.

Arrears rates for South Africa Home Loans decreased but gross charge-off rates increased as contracts in debt counselling were terminated and legal actions were commenced which resulted in an increase in the recoveries book. The fall in recoveries impairment coverage ratio for South Africa Home Loans reflected, in part, the impact of a revised LGD model implementation in the second half of 2011. The lower LGD reflected higher levels of cash collected in the recoveries portfolio.

Arrears rates in Spain remained broadly stable, but increased in Portugal and Italy due to the deterioration in economic conditions including the impact of austerity measures.

Principal home loans portfolios – distribution of balances by LTV (updated valuations)[a]
	UK		Spain[b]		South Africa		Italy		Portugal[b]
As at 31 December	2011%	2010%	2011%	2010%	2011%	2010%	2011%	2010%	2011%	2010%
<=75%	77.6	78.5	72.1	75.7	58.8	56.1	70.7	72.3	49.0	51.0
>75% and <=80%	7.5	6.8	6.6	6.6	8.7	8.1	16.8	16.8	11.4	12.5
>80% and <=85%	5.3	4.8	5.7	5.5	8.3	8.5	10.2	8.6	13.7	11.8
>85% and <=90%	3.6	3.6	4.0	3.2	7.2	7.9	1.3	1.3	9.4	10.5
>90% and <=95%	2.4	2.6	2.6	2.3	5.3	6.6	0.5	0.4	8.8	8.9
>95%	3.6	3.7	9.0	6.7	11.7	12.8	0.5	0.6	7.7	5.3

Marked to market LTV[c]	44.3	42.6	60.1	57.5	45.2	45.0	46.9	45.3	69.6	68.0
Average LTV on new mortgages	54.0	51.6	61.3	61.1	61.2	61.0	59.6	59.0	67.7	69.0
New mortgages proportion above 85% LTV	0.8	0.5	1.3	0.7	29.9	29.8	–	–	5.5	12.2
New mortgages (£m)	17,202	16,875	502	1,963	1,381	1,593	3,719	3,544	495	633

The risk profile on the principal home loan portfolios is reflected by the moderate average Loan to Value (LTV) of the existing portfolios and range of LTVs of new mortgage lending. Although period end marked to market LTVs have increased marginally across all principal home loan portfolios compared to December 2010, the portfolios continued to remain well secured. The increase in average LTV for new mortgage business in the UK was driven by more tailored lending criteria which allowed for additional business to be written at higher LTVs within the existing underwriting criteria. There was no material impact on impairment as a result, in 2011. Any increase to impairment from the change in risk profile is factored into impairment models. In the UK, buy to let mortgages comprised 6% of the total stock (2010: 6%). The average LTV on new mortgages for Spain remained stable and was within the Group approved risk profile. New lending has primarily been driven by new mortgages for house purchase rather than remortgages, for which the demand contracted significantly.

Notes

a	Excluded from the above analysis are: Wealth Home Loans, which are managed on the basis of individual customer exposures, France Home Loans and other small Home Loans portfolios.
b	Spain and Portugal marked to market methodology based on balance weighted approach.
c	Portfolio marked to market based on current valuations, including recoveries balances.

Credit cards, overdrafts and unsecured loans

The principal portfolios listed below account for 79% of total credit cards, overdrafts and unsecured loans in the Group’s retail portfolios. Total credit cards, overdrafts and unsecured loans increased 1% primarily due to increased lending in UK Cards and the acquisitions of credit card portfolios in 2011.

Principal portfolios
	Gross loans and advances £m	30 day arrears %	90 day arrears %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2011
UK cards[a]	13,162	2.7	1.2	6.0	5.1	85.2
US cards[b]	8,303	3.1	1.5	7.6	3.5	92.1
UK personal loans[c]	5,166	3.4	1.7	6.5	19.0	82.8
Barclays Partner Finance	2,122	2.4	1.3	4.6	6.3	84.8
South Africa cards[d]	1,816	4.9	2.7	5.5	6.7	72.9
Europe RBB cards[e]	1,684	5.9	2.6	10.1	13.8	89.5
Italy salary advance loans[f]	1,629	2.6	1.3	6.3	6.6	11.7
South Africa personal loans	1,164	6.4	3.9	8.3	6.9	72.4
UK overdrafts	1,322	6.0	3.9	9.7	17.5	90.6

As at 31 December 2010
UK cards	12,297	3.4	1.5	8.4	9.1	83.9
US cards	7,453	4.6	2.5	12.2	8.1	93.8
UK personal loans[c]	5,756	4.7	2.6	7.9	18.5	82.5
Barclays Partner Finance	2,143	2.8	1.3	6.8	8.3	94.1
South Africa cards[d]	2,113	7.2	4.7	7.2	8.7	80.4
Europe RBB cards[e]	1,814	6.8	3.2	13.1	18.2	91.4
Italy salary advance loans[f]	1,609	2.9	1.0	7.3	5.0	7.5
South Africa personal loans	1,435	6.6	4.5	8.4	5.3	79.0
UK overdrafts	1,430	7.2	4.9	10.9	18.2	92.9

30 day arrears rates reduced in 2011 in all the principal portfolios, with 90 day arrears rates reducing in all portfolios except Italy salary advance loans. 90 day arrears reduced to 1.2% (2010: 1.5%) in UK cards and to 1.5% (2010: 2.5%) in US cards, reflecting better, although still subdued, economic conditions during 2011, the impact of customer loan repayments and a continued revision of the credit approval policy in Barclaycard.

Retail forbearance programmes

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions.

When an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term. Accounts may be up to date on a programme of forbearance but will continue to be classified as subject to forbearance and therefore will be included as forborne until the loan is repaid, a programme of rehabilitation is agreed or the loan is written off.

When Barclays agrees to a forbearance programme with a customer, the impairment allowance recognises the impact on cashflows of the agreement to receive less than the original contractual payments. The Group Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured by comparing the debt outstanding to the revised expected repayment. This results in higher impairment than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

During 2011, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients is immaterial to the size of the loan book.

Forbearance on the Group’s principal portfolios in US, UK and Europe are presented below. Additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

Notes

a	UK cards excludes £1.5bn relating to Egg credit card assets, which were recognised on acquisition at fair value (with no related impairment allowance). An impairment allowance of £20m is held on Egg balances post acquisition.
b	Risk metrics exclude the impact of the US$1.4bn Upromise portfolio acquired in December 2011.
c	Gross loans and advances for UK personal loans as at 31 December 2010 have been revised to exclude £740m of UK smaller specialist loans as they are no longer considered to be principal portfolio.
d	South Africa cards 30 and 90 days arrears revised to include approved debt counselling accounts.
e	Europe RBB includes Spain, Portugal and Italy card assets.
f	The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Risk management

Credit risk continued

The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a significant part in the way customer relationships are managed.

Barclays would not consider a retail loan to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all Barclays underwriting criteria. In this case it would be treated as a new loan.

In addition Barclays will allow re-ageing of an account once in 12-months or twice in 5 years, providing strict qualification criteria are met including making three consecutive monthly payments. An account so re-aged is not considered to be restructured because the contractual monthly payments remain unchanged.

Principal portfolios
	Gross L&A subject to forbearance programmes £m	Forbearance programmes proportion of outstanding balances %	Impairment coverage on gross L&A subject to forbearance programmes %	Marked to market LTV of home loan forbearance balances %
As at 31 December 2011
Home loans
UK	1,613	1.5	0.8	31.6
Spain	145	1.0	3.7	67.4
Italy	171	1.1	2.6	46.5

Credit cards, overdrafts and unsecured loans
UK cards[a]	946	7.1	38.2	n/a
UK personal loans	201	3.8	28.2	n/a
US cards	125	1.7	19.7	n/a

As at 31 December 2010
Home loans
UK	1,446	1.4	0.9	31.8
Spain	151	1.0	0.8	61.6
Italy	186	1.4	0.6	47.4

Credit cards, overdrafts and unsecured loans
UK cards[b]	908	7.2	30.6	n/a
UK personal loans	215	3.7	31.7	n/a
US cards	150	2.1	18.4	n/a

Forbearance in principal home loans portfolios increased 8% to £1,929m (2010: £1,783m), principally in the UK.

Within UK home loans, term extensions accounted for the majority of forbearance balances. Since January 2008 an additional £1.5bn of interest only mortgages have received a term extension, which have not been classified as forbearance as the contractual monthly payments did not alter.

In Spain, forbearance accounts are usually full account restructures. In Italy, the majority of balances relate to specific schemes required by the Government (e.g. debt relief scheme following the earthquake of 2009) and are weighted towards payment holidays and interest suspensions.

Forbearance in principal credit cards, overdrafts and unsecured loans portfolios remains stable at £1,272m (2010: £1,273m). Impairment allowances against UK cards forbearance increased to reflect revised expectations on debt repayment. As a result, the impairment coverage ratio increased to 36.5% (2010: 30.6%).

For detail on how loans are separated into pools reflecting similar risk characteristics, refer to page 61.

Notes

a	UK cards excludes £43m relating to credit card assets acquired from Egg UK, which were recognised on acquisition at fair value (with no related impairment allowance).
b	UK cards revised to include partnership card assets.

Wholesale credit risk

Gross loans and advances to customers and banks in the wholesale portfolios increased 2% to £248,839m principally as a result of a rise of 6% in Barclays Capital to £161,194m. For more detail, see analysis of Barclays Capital wholesale loans and advances on page 75. This increase was partially offset by an 18% decrease in balances in Africa RBB to £11,998m, primarily due to the depreciation in the value of the Rand against Sterling and from lower demand.

Wholesale impairment allowances at 31 December 2010 included £532m held against the loan to Protium. Excluding this balance, wholesale impairment allowances increased 4% to £5,223m reflecting higher levels of new impairment in Europe, particularly the property sector in Portugal and some large single names in Barclays Capital.

The total loan impairment charge across the wholesale portfolios improved 41% to £1,368m principally reflecting lower charges in Barclays Capital, mainly as a result of charges in leveraged finance being partially offset by a release of £223m relating to the loan to Protium which has now been repaid; and in Barclays Corporate due to lower credit impairment charges in Spain reflecting lower exposure to the property and construction sector. Charges also reduced in the Barclays Corporate UK business, reflecting lower default rates and tightly controlled exposure to commercial real estate loans. However, weak credit conditions in Portugal led to a higher charge in 2011.

The substantial reduction in the impairment charge and higher loan balances led to a lower wholesale loan loss rate of 55bps in 2011 (2010: 96bps).

CRLs in the wholesale portfolio, excluding Protium, decreased 7% to £10,926m primarily due to falls in Barclays Corporate where lower balances in the UK reflected the high level of write-offs and balance reductions; and Africa RBB, principally due to the depreciation in the value of the Rand against Sterling, repayments and a slowdown in new CRLs. Balances in Barclays Corporate Europe remained stable with higher balances in Portugal and Italy reflecting deteriorating credit conditions, offset by lower balances in Spain.

Presented below is further information related to the Group’s wholesale lending portfolios by business, with additional analysis of portfolios in Barclays Capital in relation to wholesale credit risk.

Further detail in relation to the Group’s wholesale lending is presented as part of geographical and industrial loan concentrations (pages 66 to 67); potential credit risk loans (page 68); forbearance (pages 72 to 73); loan credit quality (pages 77 to 78) and exposures to selected Eurozone countries (pages 85 to 92).

Wholesale loans and advances at amortised cost[a]
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2011
UK RBB	2,743	63	2,680	285	10.4	45	164
Africa RBB	11,998	298	11,700	723	6.0	78	65
Barclaycard[b]	476	8	468	3	0.6	27	567
Barclays Capital[c,d]	161,194	2,555	158,639	5,253	3.3	129	8
Barclays Corporate	67,999	2,231	65,768	4,309	6.3	1,073	158
– UK	53,668	545	53,123	1,267	2.4	345	64
– Europe	12,576	1,574	11,002	2,876	22.9	699	556
– Rest of World	1,755	112	1,643	166	9.5	29	165
Barclays Wealth	2,471	51	2,420	317	12.8	18	73
Head Office Functions and Other Operations	1,958	17	1,941	36	1.8	(2)	nm
Total	248,839	5,223	243,616	10,926	4.4	1,368	55

Wholesale loans and advances at amortised cost[a]
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2010
UK RBB	3,889	77	3,812	345	8.9	80	206
Africa RBB	14,644	362	14,282	1,154	7.9	123	84
Barclaycard[b]	338	5	333	7	2.1	20	592
Barclays Capital (excluding loan to Protium)[c]	145,151	2,504	142,647	5,370	3.7	110	8
Loan to Protium	7,560	532	7,028	7,560	100.0	532	704
Barclays Capital	152,711	3,036	149,675	12,930	8.5	642	42
Barclays Corporate	66,961	1,986	64,975	4,591	6.9	1,436	214
– UK	50,599	539	50,060	1,503	3.0	447	88
– Europe	14,094	1,333	12,761	2,935	20.8	940	667
– Rest of World	2,268	114	2,154	153	6.7	49	216
Barclays Wealth	2,884	66	2,818	218	7.6	27	94
Head Office Functions and Other Operations	1,411	17	1,394	66	4.7	1	7
Total (excluding loan to Protium)	235,278	5,017	230,261	11,751	5.0	1,797	76
Total	242,838	5,549	237,289	19,311	8.0	2,329	96

Notes

a	Loans and advances to business customers in Europe RBB are included in the retail loans and advances at amortised cost table on page 69.
b	Barclaycard wholesale loans and advances represent corporate credit and charge cards.
c	Barclays Capital gross loans and advances includes cash collateral and settlement balances of £75,707m as at 31 December 2011 and £56,486m as at 31 December 2010. Excluding these balances CRLs as a proportion of gross loans and advances were 6.1% in 2011 and 2010.

Risk management

Credit risk continued

Analysis of Barclays Capital wholesale loans and advances at amortised cost

Barclays Capital wholesale loans and advances increased 6% to £161,194m (2010: £152,711m). This was driven by an increase in cash collateral balances partially offset by the acquisition of Protium and a reduction in corporate lending.

Included within corporate lending and other wholesale lending portfolios are £3,204m (2010: £3,787m) of loans backed by retail mortgage collateral classified as lending to financial institutions.

Analysis of Barclays Capital wholesale loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans[a] £m	CRLs % of gross L&Aa %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2011
Loans and advances to banks
Interbank lending	19,655	45	19,610	34	0.2	(5)	(3)
Cash collateral and settlement balances	23,066	–	23,066	–	–	–	–
Loans and advances to customers
Corporate lending	38,326	730	37,596	1,515	4.0	194	51
Government lending	3,276	–	3,276	–	–	–	–
ABS CDO Super Senior	3,390	1,548	1,842	3,390	100.0	6	18
Other wholesale lending	20,840	232	20,608	314	1.5	(66)	(32)
Cash collateral and settlement balances	52,641	–	52,641	–	–	–	–
Total	161,194	2,555	158,639	5,253	3.3	129	8

Analysis of Barclays Capital wholesale loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2010
Loans and advances to banks
Interbank lending	21,547	48	21,499	35	0.2	(18)	(8)
Cash collateral and settlement balances	14,058	–	14,058	–	–	–	–
Loans and advances to customers
Corporate lending	41,891	798	41,093	1,483	3.5	285	68
Government lending	2,940	–	2,940	–	–	–	–
ABS CDO Super Senior	3,537	1,545	1,992	3,537	100.0	(137)	(387)
Other wholesale lending (excluding loan to Protium)	18,750	113	18,637	315	1.7	(20)	(11)
Loan to Protium	7,560	532	7,028	7,560	100.0	532	704
Other wholesale lending	26,310	645	25,665	7,875	29.9	512	195
Cash collateral and settlement balances	42,428	–	42,428	–	–	–	–
Total (excluding loan to Protium)	145,151	2,504	142,647	5,370	3.7	110	8
Total	152,711	3,036	149,675	12,930	8.5	642	42

Wholesale forbearance programmes

Whilst there are no standardised wholesale forbearance programmes, as part of the ongoing provision of lending facilities to corporates and businesses, credit terms are reviewed and may be revised where this is the optimum strategy for the performance of our customers’ businesses and therefore Barclays loans and advances.

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms. As changes in original terms are made for a variety of reasons and in a variety of ways including those not related to the customer’s ability to repay a loan, comprehensive data is not currently compiled to quantify the lending where changes in original terms have been agreed as a result of forbearance.

Impairment is assessed for each individual counterparty and recognised where relevant impairment triggers have been reached, including where customers are in arrears and require renegotiation of terms.

A control framework exists along with regular sampling to ensure watch list and impairment policies are implemented as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Corporate loans modified on a commercial basis in the normal course of business are not considered to be renegotiated or restructured (forborne) loans.

Wholesale collateral

When property is taken as collateral it is monitored to ensure that the current value is not less than its value at origination. Monitoring is undertaken at least once every three years for residential property, and annually for commercial property. More frequent monitoring is carried out where the property sector is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property sector in a given geography has been subject to significant deterioration and where Barclays has a material concentration of property collateral.

Monitoring may be undertaken either at the level of an individual property or at a portfolio level.

Monitoring on a portfolio level refers to a more frequent process of indexing collateral values on each individual loan, using a regional or national index, and updating LGD values. Where an appropriate local index is not available, property values are monitored on an individual basis as part of the annual review process for the loan.

For larger loans property valuation is reviewed by an independent valuer at least every 3 years, and an independent valuer also reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Liens over fluctuating assets of a borrower such as inventory and trade receivables, known as floating charges, are monitored regularly. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

Additional revaluations are usually performed when a loan is moved to EWL or WL. More detail of when a corporate account may be moved to an EWL or WL may be found on page 61. Exceptions to this may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the EWL or WL.

Any one of these events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as an impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of our impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters (for example LGD) which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date. See the impairment allowances section on page 67 for more detail.

Trends in loan loss rates incorporate the impact of any decrease in the fair value of collateral held.

For further information on collateral and other credit enhancements held against the Group’s assets, refer to pages 52 to 56.

Risk management

Credit risk continued

Credit quality of loans and advances (audited)

All loans and advances are categorised as neither past due nor impaired, past due but not impaired, or impaired. Impaired loans include restructured loans. For the purposes of these disclosures:

–	A loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract;

–	The impairment allowance includes allowances both against financial assets that have been individually impaired and those subject to collective impairment;

–	Loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment allowance;

–	Loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment allowance;

–	Impaired loans that are individually assessed for impairment consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised; and

–	Impaired loans that are collectively assessed for impairment consist predominantly of retail loans that are 1 day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment allowance, are excluded from this category. (Refer to pages 61 to 63 for further detail on the Group’s impairment policy.)

Home loans and credit cards, unsecured and other retail lending are subject to forbearance in the retail portfolios and are included in the collectively assessed impaired loans column in the table below. Included within wholesale loans that are neither past due nor impaired are a portion of loans that have been subject to forbearance or similar strategies as part of the Group’s ongoing relationship with customers. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance and the overall performance and prospects of the customer. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

Loans and advances (audited)
			Neither past due nor impaired[a] £m	Past due but not impaired[b] £m	Impaired Loans		Total £m	Impairment allowance £m

					Collectively £m	Individually £m
As at 31 December 2011
Trading portfolio loans			1,374	–	–	–	1,374	–
Loans and advances designated at fair value			21,528	432	–	–	21,960	–
Home loans			160,932	114	10,678	382	172,106	(834)
Credit cards, unsecured and other retail lending			60,648	348	7,334	702	69,032	(4,540)
Wholesale			228,909	9,507	816	9,607	248,839	(5,223)
Total			473,391	10,401	18,828	10,691	513,311	(10,597)

As at 31 December 2010
Trading portfolio loans			2,170	–	–	–	2,170	–
Loans and advances designated at fair value			22,273	79	–	–	22,352	–
Home loans			156,908	467	11,238	296	168,909	(854)
Credit cards, unsecured and other retail lending			54,435	626	9,459	668	65,188	(5,919)
Wholesale			218,622	7,070	779	17,605	244,076	(5,659)
Total			454,408	8,242	21,476	18,569	502,695	(12,432)

Loans and advances neither past due nor impaired (audited)
	2011				2010
As at 31 December	Strong £m	Satisfactory £m	Higher risk £m	Total £m	Strong £m	Satisfactory £m	Higher risk £m	Total £m
Trading portfolio loans	74	821	479	1,374	352	1,203	615	2,170
Loans and advances designated at fair value	19,484	1,487	557	21,528	17,496	2,100	2,677	22,273
Home loans	134,009	25,847	1,076	160,932	125,311	29,785	1,812	156,908
Credit cards, unsecured and other retail lending	14,226	45,388	1,034	60,648	9,239	41,896	3,300	54,435
Wholesale	162,134	61,964	4,811	228,909	151,449	61,281	5,892	218,622
Total	329,927	135,507	7,957	473,391	303,847	136,265	14,296	454,408
% of total	69.7%	28.6%	1.7%	100.0%	66.9%	30.0%	3.1%	100.0%

Notes

a	For 2010, as a result of improvements in data quality, home loans to the value of £40.0bn that were classified as Satisfactory in 2010 have been identified as being Strong.
b	For 2011 reporting, loans that were previously classified as past due but not individually impaired have been disaggregated between loans past due but not impaired and collectively assessed impaired loans.

For the purposes of the analysis of credit quality, the following internal measures of credit quality have been used:

	Retail lending	Wholesale lending
Financial statements description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05%	1-3
		0.05-0.15%	4-5
		0.15-0.30%	6-8
		0.30-0.60%	9-11
Satisfactory	0.60-10.00%	0.60-2.15%	12-14
		2.15-11.35%	15-19
Higher risk	10.00%+	11.35%+	20-21

Financial statement descriptions can be summarised as follows:

–	Strong – there is a very high likelihood of the asset being recovered in full.

–	Satisfactory – whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value ratio, and unsecured retail loans operating outside normal product guidelines.

–	Higher risk – there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

An age analysis of loans and advances that are past due but not impaired is set out below.

Loans and advances past due but not impaired (audited)
			Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2011
Loans and advances designated at fair value			56	46	–	3	327	432
Home loans			35	5	22	31	21	114
Credit cards, unsecured and other retail lending			117	29	27	48	127	348
Wholesale			8,343	315	298	315	236	9,507
Total			8,551	395	347	397	711	10,401

As at 31 December 2010
Loans and advances designated at fair value			–	–	70	1	8	79
Home loans			164	22	28	29	224	467
Credit cards, unsecured and other retail lending			268	86	96	81	95	626
Wholesale			4,653	730	482	504	701	7,070
Total			5,085	838	676	615	1,028	8,242

Loans and advances assessed as impaired (audited)
	Collectively assessed
As at 31 December 2011	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Individually assessed £m	Total £m
Home loans	4,034	2,636	550	1,345	2,113	10,678	382	11,060
Credit cards, unsecured and other retail lending	1,390	1,117	357	885	3,585	7,334	702	8,036
Wholesale	138	71	71	81	455	816	9,607	10,423
Total	5,562	3,824	978	2,311	6,153	18,828	10,691	29,519

As at 31 December 2010
Home loans	4,751	1,853	889	1,352	2,393	11,238	296	11,534
Credit cards, unsecured and other retail lending	1,380	1,105	502	1,133	5,339	9,459	668	10,127
Wholesale	114	58	51	116	440	779	17,605	18,384
Total	6,245	3,016	1,442	2,601	8,172	21,476	18,569	40,045

Risk management

Credit risk continued

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

Included in the table below are impaired available for sale debt securities with a carrying value at 31 December 2011 of £61m (2010: £358m), after a write down of £145m (2010: £583m). Collateral is not generally obtained directly from the issuers of debt securities. Certain debt securities may be collateralised by specifically identified assets that would be obtainable in the event of default.

Debt securities and other bills decreased by £11.7bn, with the most significant decreases relating to investment grade trading portfolio securities, however the overall mix remained stable. This movement reflects the group reducing its exposure to Eurozone countries as well as in the emerging markets business.

Securities rated as investment grade amounted to 92.9% of the portfolio (2010: 93.0%). An analysis of the credit quality of the Group’s debt securities is set out below:

Debt securities (audited)	2011				2010
As at 31 December	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Trading portfolio	116,743	4,922	1,699	123,364	130,744	6,663	1,833	139,240
Financial assets designated at fair value	1,163	184	748	2,095	942	644	332	1,918
Available for sale financial investments	57,793	3,253	2,564	63,610	55,107	2,022	2,500	59,629
Total debt securities	175,699	8,359	5,011	189,069	186,793	9,329	4,665	200,787
% of total	92.9%	4.4%	2.7%	100.0%	93.0%	4.7%	2.3%	100.0%

Debt securities					2011		2010
As at 31 December					£m	%	£m	%
Of which issued by:
Governments and other public bodies					117,489	62.1%	107,922	53.7%
Corporate and other issuers					40,041	21.2%	47,321	23.6%
US agency					17,249	9.1%	30,048	15.0%
Mortgage and asset-backed securities					13,713	7.3%	13,993	7.0%
Bank and building society certificates of deposit					577	0.3%	1,503	0.7%
Total					189,069	100.0%	200,787	100.0%

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

Government securities	2011	2010	2009
As at 31 December	Fair value £m	Fair value £m	Fair value £m
United States	45,932	25,553	17,356
United Kingdom	19,722	21,999	6,892
Japan	8,221	7,210	7,609
Germany	6,823	3,008	9,698
Italy	4,432	6,443	6,297
Spain	3,152	6,573	4,948

Derivatives (audited)

The Group’s use of derivative contracts is outlined in the derivative financial instruments note on pages 192 to 194. The Group is exposed to credit risk on derivative contracts, which arises as a result of counterparty credit risk and movements in the fair value of credit derivatives. The Group’s exposure to counterparty risk is affected by the nature of the trades, the credit worthiness of the counterparty, and netting and collateral arrangements.

Nature of derivative trades

The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

The Group also buys and sells financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from standardised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default.

Counterparty credit quality

The credit quality of the Group’s derivative assets according to the credit quality of the counterparty is discussed in the table below.

Credit quality (audited)	2011				2010
As at 31 December	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Derivatives	515,109	19,875	3,980	538,964	401,242	15,598	3,479	420,319
% of total	95.6%	3.7%	0.7%	100.0%	95.5%	3.7%	0.8%	100.0%

Netting and collateral arrangements

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting over the counter (OTC) derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur.

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

Under US GAAP, netting is also permitted, regardless of the intention, to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

Risk management

Credit risk continued

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	Gross assets £m	Counterparty netting £m	Net exposure £m
As at 31 December 2011
Foreign exchange	63,886	53,570	10,316
Interest rate	376,162	315,924	60,238
Credit derivatives	63,313	51,930	11,383
Equity and stock index	13,202	8,944	4,258
Commodity derivatives	22,401	10,224	12,177
Total derivative assets	538,964	440,592	98,372
Cash collateral held			51,124
Net exposure less collateral			47,248

As at 31 December 2010
Foreign exchange	60,494	49,405	11,089
Interest rate	272,386	224,124	48,262
Credit derivatives	47,017	39,786	7,231
Equity and stock index	14,586	10,523	4,063
Commodity derivatives	25,836	16,629	9,207
Total derivative assets	420,319	340,467	79,852
Cash collateral held			37,289
Net exposure less collateral			42,563

Derivative asset exposures would be £492bn (2010: £378bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Derivative liabilities would be £478bn (2010: £362bn) lower reflecting counterparty netting and collateral placed.

Exposure relating to derivatives, repurchase agreements, reverse repurchase agreements, stock borrowing and loan transactions is calculated using internal FSA approved models. These are used as the basis to assess both regulatory capital and capital appetite and are managed on a daily basis. The methodology encompasses all relevant factors to enable the current value to be calculated and the future value to be estimated, for example, current market rates, market volatility and legal documentation (including collateral rights).

Reverse repurchase agreements and other financial assets (audited)

Credit quality (audited)	2011				2010
As at 31 December	AAA to BBB- (investment grade) £m	BB+ to B £m	B-and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Reverse repurchase agreements	117,719	34,653	1,293	153,665	179,625	24,801	1,346	205,772
Financial assets designated at fair value:
Reverse repurchase agreements	4,018	1,554	207	5,779	7,285	271	3	7,559
Other financial assets	655	1,079	61	1,795	1,115	1,312	115	2,542
Total reverse repurchase agreements and other financial assets	122,392	37,286	1,561	161,239	188,025	26,384	1,464	215,873
% of total	75.9%	23.1%	1.0%	100.0%	87.1%	12.2%	0.7%	100.0%

No reverse repurchase agreements held by the Group at 31 December 2011 or 2010 were individually impaired, however during the year, the Group wrote back £48m of impairment on reverse repurchase agreements (2010: £4m write back).

Other credit risk assets (audited)

Other assets subject to credit risk included:

–	cash and balances at central banks of £106,894m (2010: £97,630m) on which there is a reduced level of credit risk;

–	items in the course of collection from other banks were £1,812m (2010: £1,384m), on which there is a reduced credit risk in light of the banking industry clearing system; and

–	other financial assets of £2,620m (2010: £2,824m).

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

Risk features in the portfolio

Risk features in the portfolio are business activities that are considered to be higher risk than the Group’s normal activities and are subject to a higher level of scrutiny in our management of credit risk. As at 31 December 2011 these items comprised:

–	Barclays Capital credit market exposures; and

–	Group exposures to selected Eurozone countries.

Risk management

Credit risk continued

Barclays Capital credit market exposures (audited)

Barclays Capital credit market exposures[a]						2011
As at 31 December	2011 US$m	2010 US$m	2011 £m	2010 £m	Fair value (losses)/ gains and net funding	Impairment release/ (charge)	Total (losses)/ gains
Protium assets[b]	3,508	10,884	2,272	7,028	(555)	223	(332)

US Residential Mortgages
ABS CDO Super Senior	2,844	3,085	1,842	1,992	(29)	(6)	(35)
US sub-prime and Alt-A	644	1,025	416	662	(4)	35	31

Commercial Mortgages
Commercial real estate loans and properties	8,228	11,006	5,329	7,106	486	–	486
Commercial Mortgaged-Backed Securities	156	184	101	119	–	–	–
Monoline protection on CMBS	14	18	9	12	32	–	32

Other Credit Market
Leveraged Finance[c]	6,278	7,636	4,066	4,930	43	(203)	(160)
SIVs, SIV-Lites and CDPCs	9	618	6	399	(32)	–	(32)
Monoline protection on CLO and other	1,729	2,541	1,120	1,641	(13)	–	(13)

Total	23,410	36,997	15,161	23,889	(72)	49	(23)

Barclays Capital’s credit market exposures primarily relate to commercial real estate, leveraged finance, and collateral previously securing the loan to Protium. These exposures arose before the market dislocation in mid-2007.

During 2011, credit market exposures decreased by £8,728m to £15,161m, reflecting net sales and paydowns and other movements of £8,442m, foreign exchange rate movements of £263m and fair value losses and impairment of £23m. The net sales, paydowns and other movements of £8,442m included:

–	£4,218m relating to assets formerly held as collateral for the loan to Protium Finance LP, comprising £2,697m net sales, £959m loan and interest repayments and £562m paydowns and other movements;

–	£2,141m of commercial real estate loans and properties sales and paydowns; and

–	£820m reduction in leveraged loans primarily relating to five counterparties.

In January 2012, Barclays completed the sale of £405m (US$628m) of a commercial real estate equity security at fair value representing 50% of its stake in Archstone.

Notes

a	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
b	Prior to 27 April 2011 when Protium was acquired by the Group the exposure was a loan. This was carried at the amount equivalent to the fair value of the underlying collateral from 31 December 2010.
c	Includes undrawn commitments of £180m (31 December 2010: £264m).

Protium assets

Protium assets	Acquisition date			Acquisition date
	As at 31.12.11 US$m	As at 27.04.11 US$m	As at 31.12.10 US$m	As at 31.12.11 £m	As at 27.04.11 £m	As at 31.12.10 £m
US sub-prime and Alt-A	1,490	4,406	4,402	965	2,665	2,710
Commercial Mortgage-Backed Securities	1,422	3,092	3,257	921	1,870	2,103
Monoline protection	–	–	225	–	–	145
CLO and other assets	596	1,952	1,636	386	1,181	1,189
Total collateral	3,508	9,450	9,520	2,272	5,716	6,147
Cash and cash equivalents	n/a	231	1,364	n/a	140	881
Total assets	3,508	9,681	10,884	2,272	5,856	7,028

Loan to Protium	–	–	10,884	–	–	7,028

On 16 September 2009, Barclays Capital sold assets of US$12,285m, including US$8,384m in credit market assets, to Protium Finance LP (Protium). As part of the transaction, Barclays extended a US$12,641m 10 year loan to Protium.

In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group’s early exit from the underlying exposures. As a result, Protium was then consolidated by the Group. Subsequently, Protium sold its assets to Barclays entities and the loan has been repaid.

As part of this transaction, £459m ($750m) was invested in Helix, an existing fund managed by Protium’s investment manager. The original investment represented 86% of the Helix fund, which has been consolidated by the Group. The fund’s investments primarily comprise government and agency securities. As at 31 December 2011, the fair value of Barclays investment in the fund was US$729m.

Risk management

Credit risk continued

Group exposures to selected Eurozone countries (audited)

Overview

Credit conditions will deteriorate in a recessionary environment, such as that recently seen in the UK, US, the Eurozone and other economies. Deteriorating credit conditions will impact exposures to retail and wholesale counterparties, including a country’s government or its agencies (via sovereign risk) thus impairing or reducing the value of Barclays credit assets.

The impact of these conditions could adversely affect Barclays and the solvency of its counterparties, custodians, customers and service providers; its credit rating; its share price; the value and liquidity of its assets and liabilities; and the ability of the Group to meet its debt obligations more generally.

The following disclosures present the Group’s exposures to selected Eurozone countries, representing Eurozone countries that have a credit rating of AA or below from Standard and Poor’s and where the Group has an exposure of over £0.5bn. The Group’s exposure to Greece, though under £0.5bn, is also presented due to continuing market focus.

The Group continues to closely monitor its exposure to Eurozone countries:

–	Spanish sovereign exposure reduced 45% to £2.5bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, that have been replaced by interest rate swaps with alternative counterparties;

–	Italian sovereign exposure increased 57% to £3.5bn principally due to the acquisition of government issued bonds reflecting improved yields and holdings as part of the Treasury liquidity management portfolio;

–	Italian non-sovereign exposures increased £0.8bn to £21.9bn, principally due to a £2.2bn increase in new mortgage lending (with an average LTV of 59.6%), offset by £1.1bn reduction in exposures to financial institutions;

–	Portuguese sovereign exposure reduced 21% to £0.8bn, principally due to a reduction in government bonds held as available for sale;

–	Ireland exposures increased 5% to £5.7bn, principally reflecting increased lending to financial institutions of £4.3bn (31 December 2010: £3.8bn), including £0.9bn of trading assets and £1.3bn of loans to entities domiciled in Ireland whose principal business and exposures are outside of Ireland. Exposure to domestic Irish banks remains minimal;

–	Exposure to Greece remains minimal and the sovereign exposure is predominantly marked to market on a daily basis through income; and

–	Belgium is included in the following disclosures because its credit rating was downgraded to AA in November 2011. Exposure increased marginally to £2.4bn (2010: £2.2bn) principally relating to available for sale holdings of sovereign debt.

Exposure by country and counterparty (audited)
	Spain £m	Italy £m	Portugal £m	Ireland £m	Greece £m	Belgium £m
As at 31 December 2011
Sovereign	2,530	3,493	810	244	14	2,033
Financial institutions	987	669	51	4,311	2	42
Residential mortgages	14,654	15,934	3,651	94	5	10
Corporate	5,345	2,918	3,295	977	67	282
Other retail lending	3,031	2,335	2,053	86	18	–
Total on-balance sheet exposure	26,547	25,349	9,860	5,712	106	2,367
Total off-balance sheet contingent liabilities and commitments	3,842	3,140	2,536	1,807	26	881
Total exposure	30,389	28,489	12,396	7,519	132	3,248

As at 31 December 2010[a]
Sovereign	4,641	2,224	1,023	296	31	1,780
Financial institutions	1,586	1,756	165	3,769	21	98
Residential mortgages	15,977	13,741	3,476	109	4	10
Corporate	6,473	2,938	3,728	1,123	103	304
Other retail lending	3,081	2,599	2,074	125	19	1
Total on-balance sheet exposure	31,758	23,258	10,466	5,422	178	2,193
Total off-balance sheet contingent liabilities and commitments	3,716	3,588	3,010	1,786	34	897
Total exposure	35,474	26,846	13,476	7,208	212	3,090

Note

a	2010 comparatives have been updated from those reported in the preliminary announcement to include certain additional exposures held at fair value through profit and loss relating to corporates in Spain (£75m), Italy (£110m) and Portugal (£130m), and £184m in relation to financial institutions in Italy.

Management and monitoring of country exposures

The management of country risk forms an integral part of the Group’s broader credit risk framework focusing on concentration risk. For further information on the Group’s management of concentration risk, and the credit risk management framework more generally, refer to pages 60 to 64.

Stress testing

Barclays has a detailed and comprehensive stress testing framework applicable to both the Barclays Group as well as on individual portfolios and asset classes. The Group’s macroeconomic stress test scenarios are designed to be both severe and plausible. Specific scenarios are also considered as part of reverse stress testing, for example, a Euro break-up scenario. Data gained from the tests is used to initiate management actions to mitigate the risks to the Group of a deterioration in economic and trading conditions within the Eurozone. For further information on the Group’s stress testing, refer to page 86.

In July 2011 the European Banking Authority (EBA) published the results of their macroeconomic stress scenario for the 90 selected banks who participated in the European stress test which included a Eurozone sovereign specific component. In December 2011, the EBA published the results of the bank recapitalisation plan which included a capital buffer against sovereign debt exposures. Barclays uses stress tests and Mandate and Scale to ensure its risk profile remains appropriate and this was confirmed by passing both EBA tests.

Basis of preparation

The following analysis presents the maximum direct balance sheet exposure to credit risk by selected Eurozone country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate, including:

–	Trading and derivatives balances relate to investment banking activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss;

–	Available for sale assets are principally investments in government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities. Balances are reported on a fair value basis, with movements in fair value going through equity;

–	Loans and advances held at amortised cost comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios, largely reflecting established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients. Settlement balances and cash collateral are excluded from this analysis;

–

Sovereign exposures reflect direct exposures to central and local governments[a], the majority of which are used for hedging interest rate risk relating to local activities. These positions are being actively replaced by non-government instruments such as interest rate swaps. The remaining portion is actively managed reflecting our role as leading primary dealer, market maker and liquidity provider to our clients;

–	Financial institution and corporate exposures reflect the country of operations of the counterparty (including foreign subsidiaries and without reference to cross-border guarantees);

–	Retail exposures reflect the country of residence of retail customers; and

–	Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of corporate clients. Information on the terms and potential limitations of such facilities is presented on pages 114 and 220.

The Group enters into credit mitigation arrangements for which the reference asset is government debt. The selected countries pages 114 to 119 include only credit mitigation arrangements with counterparties in the relevant country. The analysis of credit derivatives referencing sovereign debt reflects derivative counterparty netting and includes all credit derivatives, regardless of counterparty location.

Note

a	In addition, the Group held cash with the central banks of these countries totalling £0.8bn as at 31 December 2011. Other immaterial balances with central banks are classified within loans to financial institutions.

Risk management

Credit risk continued

Spain (audited)

Fair value through profit and loss	Trading portfolio			Derivatives
As at 31 December	Trading portfolio assets £m	Trading portfolio liabilities £m	Net trading portfolio £m	Gross assets £m	Gross liabilities £m	Cash collateral £m	Net derivatives £m	Designated at FV through P&L £m	2011 Total £m	2010 Total £m
Sovereign	684	(684)	–	64	(64)	–	–	–	–	–
Financial institutions	367	(247)	120	7,359	(7,023)	(336)	–	101	221	422
Corporate	167	(155)	12	656	(251)	–	405	212	629	431

Available for sale assets
Fair value through equity As at 31 December							Cost[a] £m	AFS reserve £m	2011 Total £m	2010 Total £m
Sovereign							2,519	(51)	2,468	4,491
Financial institutions							507	(17)	490	669
Corporate							2	–	2	36

Loans and advances
Held at amortised cost As at 31 December							Gross £m	Impairment allowances £m	2011 Total £m	2010 Total £m
Sovereign							62	–	62	150
Financial institutions							282	(6)	276	495
Residential mortgages							14,729	(75)	14,654	15,977
Corporate							5,901	(1,187)	4,714	6,006
Other retail lending							3,144	(113)	3,031	3,081

Contingent liabilities and commitments
As at 31 December									2011 £m	2010 £m
Sovereign									188	179
Financial institutions									22	179
Residential mortgages									20	26
Corporate									2,510	2,116
Other retail lending									1,102	1,216

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Italy (audited)

Fair value through profit and loss	Trading portfolio			Derivatives
As at 31 December	Trading portfolio assets £m	Trading portfolio liabilities £m	Net trading portfolio £m	Gross assets £m	Gross liabilities £m	Cash collateral £m	Net derivatives £m	Designated at FV through P&L £m	2011 Total £m	2010 Total £m
Sovereign	2,097	(1,531)	566	1,083	(506)	–	577	1	1,144	1,004
Financial institutions	429	(142)	287	6,224	(4,791)	(1,319)	114	55	456	978
Corporate	134	(134)	–	502	(325)	(92)	85	86	171	203

Available for sale assets
Fair value through equity As at 31 December							Cost[a] £m	AFS reserve £m	2011 Total £m	2010 Total £m
Sovereign							2,457	(123)	2,334	1,220
Financial institutions							141	(3)	138	226
Corporate							28	(1)	27	19

Loans and advances
Held at amortised cost As at 31 December							Gross £m	Impairment allowances £m	2011 Total £m	2010 Total £m
Sovereign							15	–	15	–
Financial institutions							83	(8)	75	552
Residential mortgages							16,023	(89)	15,934	13,741
Corporate							2,850	(130)	2,720	2,716
Other retail lending							2,515	(180)	2,335	2,599

Contingent liabilities and commitments
As at 31 December									2011 £m	2010 £m
Financial institutions									17	35
Residential mortgages									101	92
Corporate									2,034	2,549
Other retail lending									988	912

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Risk management

Credit risk continued

Portugal (audited)

Fair value through profit and loss	Trading portfolio			Derivatives
As at 31 December	Trading portfolio assets £m	Trading portfolio liabilities £m	Net trading portfolio £m	Gross assets £m	Gross liabilities £m	Cash collateral £m	Net derivatives £m	Designated at FV through P&L £m	2011 Total £m	2010 Total £m
Sovereign	143	(76)	67	216	(216)	–	–	2	69	121
Financial institutions	24	(13)	11	336	(336)	–	–	–	11	106
Corporate	129	(21)	108	445	(223)	(2)	220	–	328	193

Available for sale assets
Fair value through equity As at 31 December							Cost[a] £m	AFS reserve £m	2011 Total £m	2010 Total £m
Sovereign							875	(159)	716	886
Financial institutions							2	–	2	9
Corporate							675	2	677	896

Loans and advances
Held at amortised cost As at 31 December							Gross £m	Impairment allowances £m	2011 Total £m	2010 Total £m
Sovereign							25	–	25	16
Financial institutions							38	–	38	50
Residential mortgages							3,665	(14)	3,651	3,476
Corporate							2,484	(194)	2,290	2,639
Other retail lending							2,252	(199)	2,053	2,074

Contingent liabilities and commitments
As at 31 December									2011 £m	2010 £m
Sovereign									3	–
Financial institutions									3	6
Residential mortgages									52	15
Corporate									1,101	1,622
Other retail lending									1,377	1,367

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Ireland (audited)

Fair value through profit and loss	Trading portfolio			Derivatives
As at 31 December	Trading portfolio assets £m	Trading portfolio liabilities £m	Net trading portfolio £m	Gross assets £m	Gross liabilities £m	Cash collateral £m	Net derivatives £m	Designated at FV through P&L £m	2011 Total £m	2010 Total £m
Sovereign	98	(64)	34	45	(4)	(36)	5	–	39	59
Financial institutions	1,416	(39)	1,377	5,889	(3,909)	(1,846)	134	50	1,561	1,149
Corporate	73	(30)	43	658	(658)	–	–	9	52	164

Available for sale assets
Fair value through equity As at 31 December							Cost[a] £m	AFS reserve £m	2011 Total £m	2010 Total £m
Sovereign							215	(10)	205	237
Financial institutions							274	(25)	249	584

Loans and advances
Held at amortised cost As at 31 December							Gross £m	Impairment allowances £m	2011 Total £m	2010 Total £m
Financial institutions							2,651	(150)	2,501	2,036
Residential mortgages							104	(10)	94	109
Corporate							946	(21)	925	959
Other retail lending							86	–	86	125

Contingent liabilities and commitments
As at 31 December									2011 £m	2010 £m
Financial institutions									927	871
Corporate									872	906
Other retail lending									8	9

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Risk management

Credit risk continued

Greece (audited)

Fair value through profit and loss	Trading portfolio				Derivatives
As at 31 December	Trading portfolio assets £m	Trading portfolio liabilities £m	Net trading portfolio £m	Gross assets £m	Gross liabilities £m	Cash collateral £m	Net derivatives £m	Designated at FV through P&L £m	2011 Total £m	2010 Total £m
Sovereign	7	–	7	1	–	–	1	–	8	15
Financial institutions	2	–	2	1,109	(253)	(856)	–	–	2	21
Corporate	3	–	3	–	–	–	–	–	3	7

Available for sale assets
Fair value through equity As at 31 December							Cost[a] £m	AFS reserve £m	2011 Total £m	2010 Total £m
Sovereign							6	–	6	16

Loans and advances
Held at amortised cost As at 31 December							Gross £m	Impairment allowances £m	2011 Total £m	2010 Total £m
Residential mortgages							5	–	5	4
Corporate							64	–	64	96
Other retail lending							27	(9)	18	19

Contingent liabilities and commitments
As at 31 December									2011 £m	2010 £m
Financial institutions									1	1
Corporate									3	15
Other retail lending									22	18

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Belgium (audited)

Fair value through
profit and loss	Trading portfolio				Derivatives
As at 31 December	Trading portfolio assets £m	Trading portfolio liabilities £m	Net trading portfolio £m	Gross assets £m	Gross liabilities £m	Cash collateral £m	Net derivatives £m		Designated at FV through P&L £m	2011 Total £m	2010 Total £m
Sovereign	735	(414)	321	442	(442)	–	–		–	321	431
Financial institutions	46	(5)	41	9,713	(6,362)	(3,351)	–		–	41	86
Corporate	59	(42)	17	362	(329)	–	33		47	97	67

Available for sale assets
Fair value through equity As at 31 December							Cost £m	[a]	AFS reserve £m	2011 Total £m	2010 Total £m
Sovereign							1,738		(26)	1,712	1,349
Corporate							15		1	16	–

Loans and advances
Held at amortised cost As at 31 December							Gross £m		Impairment allowances £m	2011 Total £m	2010 Total £m
Financial institutions							1		–	1	12
Residential mortgages							10		–	10	10
Corporate							204		(35)	169	237
Other retail lending							–		–	–	1

Contingent liabilities and commitments
As at 31 December										2011 £m	2010 £m
Financial institutions										–	8
Corporate										879	888
Other retail lending										2	1

Note
a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Risk management

Credit risk continued

Analysis of indirect exposures

Indirect exposure to sovereigns can arise through a number of different sources, including credit derivatives referencing sovereign debt; guarantees to savings and investment funds which hold sovereign risk; lending to financial institutions who themselves hold exposure to sovereigns and guarantees, implicit or explicit, by the sovereign to the Group’s counterparties. A geographic and industrial analysis of the Group’s loans and advances, including lending to European counterparties by type, is set out on pages 66 to 67.

Credit derivatives referencing sovereign debt

The Group enters into credit mitigation primarily for risk management purposes for which the reference asset is government debt. These have the net effect of reducing the Group’s exposure in the event of sovereign default. An analysis of the Group’s credit derivatives referencing sovereign debt is presented below.

As at 31 December 2011	Spain £m	Italy £m	Portugal £m	Ireland £m	Greece £m	Belgium £m
Fair value
– Bought	919	1,934	1,047	538	2,197	223
– Sold	(917)	(1,836)	(1,023)	(538)	(2,257)	(227)
Net derivative fair value	2	98	24	–	(60)	(4)
Contract notional amount
– Bought	(9,429)	(14,056)	(3,659)	(2,782)	(3,300)	(2,755)
– Sold	9,270	13,584	3,609	2,733	3,379	2,755
Net derivative notional amount	(159)	(472)	(50)	(49)	79	–
Impact of credit derivatives in the event of sovereign default (notional less fair value of protection)	(157)	(374)	(26)	(49)	19	(4)

The fair values and notional amounts of credit derivative assets and liabilities would be lower than reported under IFRS if netting was permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. An analysis of the effects of such netting is presented below.

As at 31 December 2011	Spain £m	Italy £m	Portugal £m	Ireland £m	Greece £m	Belgium £m
Fair value
– Bought	326	681	346	170	669	69
– Sold	(324)	(583)	(322)	(170)	(729)	(73)
Net derivative fair value	2	98	24	–	(60)	(4)
Contract notional amount
– Bought	(2,924)	(4,742)	(1,027)	(854)	(1,019)	(859)
– Sold	2,765	4,270	977	805	1,098	859
Net derivative notional amount	(159)	(472)	(50)	(49)	79	–
Impact of credit derivatives in the event of sovereign default (notional less fair value of protection)	(157)	(374)	(26)	(49)	19	(4)

Credit derivatives (principally credit default swaps (CDS) and total return swaps) are arrangements whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of protection. The majority of credit derivatives referencing sovereign assets are bought and sold to support customer transactions and for risk management purposes. Wherever possible, the Group matches the maturity of derivative protection bought with the maturity of the underlying reference assets to help maximise the effectiveness of the mitigation against the exposure.

The contract notional amount represents the value of the reference asset being insured, while the fair value represents the change in value of the reference asset, adjusted for the creditworthiness of the counterparty providing the protection. The net derivative notional amount, representing a reduction in exposures, is not included in the country tables but should be considered alongside the direct exposures shown.

Sovereign CDS would trigger on the occurrence of a credit event as determined by ISDA’s Determination Committee. CDS positions are monitored considering counterparty, country of counterparty and concentration level with respect to counterparties and sovereigns. Further information on the credit quality of the Group’s derivative assets is presented on page 80.

Group guarantees relating to savings and investment funds

The Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 31 December 2011, the recognised liability in respect of these guarantees was £41m, with a £1.5bn gross notional exposure.

In addition, a Group associate, Vida Y Pensiones Compania De Seguros, holds investments with a total fair value of £1.2bn relating to certain customer investment products, of which a proportion are guaranteed and the majority comprise sovereign, financial institution and corporate debt in Eurozone countries.

Risk management

Market risk

All disclosures in this section (pages 94 to 102) are unaudited unless otherwise stated

Market risk

Market risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels. The Group can be impacted by changes in both the level and volatility of prices e.g. interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Overview (audited)

The main sources of risk are traded market risk, non-traded risk and pension risk. Traded risk in the businesses resides primarily in Barclays Capital while non-traded market risk resides mainly in Retail and Business Banking, Barclays Corporate, Barclays Wealth and Group Treasury. Pensions risk is monitored centrally with the cost borne across businesses.

Barclays market risk objectives are to:

–	Understand and control market risk by robust measurement, limit setting, reporting and oversight;

–	Facilitate business growth within a controlled and transparent risk management framework;

–	Ensure that traded market risk in the businesses resides primarily in Barclays Capital; and

–	Minimise non-traded market risk.

Organisation and structure (audited)

The BRC reviews and approves market risk appetite for the group. The Group Market Risk Director is responsible for the Barclays Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. Daily market risk reports summarise Barclays market risk exposures against agreed limits and are distributed to the principal risk owners.

Risk management

Market risk continued

The Market Risk Committee approves, and makes recommendations concerning the market risk profile across Barclays. This includes approving Barclays Market Risk Control Framework and Group Policies; reviewing current and forward issues, limits and utilisation; and proposing risk appetite levels for the Board. The Committee is chaired by the Group Market Risk Director and attendees include the Chief Risk Officer, respective business risk managers, group treasury and senior managers from Group Market Risk as well as Internal Audit.

The head of each business, assisted by market risk management, is accountable for all market risks associated with its activities. The head of each business market risk team is responsible for implementing the risk control framework for non-traded market risk, while Barclays Capital Market Risk implements the risk control framework for traded market risk. The control frameworks for traded, non-traded and pensions risk are all governed by the Barclays Market Risk Control Framework, which sets out how market risk should be identified, measured, controlled, reported and reviewed. The Framework also outlines and references Group Market Risk policies.

Market risk oversight and challenge is provided by business committees, Group committees including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Traded market risk (audited)

Traded market risk arises primarily as a result of client facilitation in wholesale markets. This involves market making, risk management solutions and execution of syndications. Mismatches between client transactions and hedges result in market risk. In Barclays Capital, trading risk is measured for the trading book, as defined for regulatory purposes, and certain banking books.

Risk measurement

Barclays uses a range of complementary technical approaches to measure and control traded market risk including: Daily Value at Risk (DVaR), Expected Shortfall, 3W, primary and secondary stress testing and combined scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. For management purposes Barclays Capital uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for all trading portfolios and certain banking books.

Market volatility in 2011 was heightened, particularly in the second half, by uncertainty on the future economic growth and the sovereign debt crisis. The high volatility observations of early 2009 rolled-out of the two year DVaR historical data set, however new tail points were added in the second half of 2011.

As defined by the FSA, a green model is consistent with a good working DVaR model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. Back-testing counts the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. For Barclays Capital’s DVaR model, green model status was maintained for 2011.

The DVaR model is regularly assessed and reviewed internally by Group Executive Models Committee and within Barclays Capital.

When reviewing DVaR estimates the following considerations should be taken into account:

–	Historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

–	The one day time horizon does not fully capture the market risk of positions that cannot be closed out or hedged within one day;

–	DVaR is based on positions as at close of business and consequently intra-day risk, the risk from a position bought and sold on the same day, is not captured; and

–	DVaR does not indicate the potential loss beyond the 95th percentile.

In part to mitigate these issues, Barclays also uses Expected Shortfall and 3W metrics which use the same two year historical simulation data set as used to calculate DVaR. Expected Shortfall is the average of all one day hypothetical losses beyond the 95% confidence level DVaR while 3W is the average of the three largest one day estimated losses.

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes including interest rate, credit, commodity, equity foreign exchange and securitised products. Secondary stress tests apply stress moves to less liquid risks. Combined scenarios apply simultaneous shocks to several risk factors, reflecting defined extraordinary, but plausible macro scenarios. This is assessed by applying respective changes on foreign exchange rates, interest rates, credit spreads, commodities and equities to the portfolio.

In 2011, Barclays Capital implemented new regulatory risk models to comply with the CRD3 revisions to the market risk capital requirement. These were Stressed VaR (SVaR), Incremental Risk Charge (IRC) and the All Price Risk (APR). All three models were approved by the FSA for calculation of regulatory capital for designated trading book portfolios. The SVaR approval matches the scope of the DVaR model as used for regulatory capital calculations.

SVaR is an estimate of the potential loss arising from a 12 month period of significant financial stress. SVaR uses DVaR methodology based on inputs calibrated to historical data from a continuous 12 month period that maximises the DVaR based capital at a 99% one-tailed confidence limit.

IRC is computed on all fixed income positions subject to specific market risk. It calculates the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk, to a 99.9% confidence level over a one year holding period.

APR replaces specific risk for the correlation trading portfolio and is intended to capture all risk factors relevant to corporate nth-to-default and tranched credit derivatives. As for IRC, the capital requirement is based on a 99.9% confidence interval over a one year holding period.

When reviewing estimates produced by the CRD3 models the following considerations should be taken into account:

–	SVaR uses the same methodology as the DVaR model and hence is subject to the same considerations as this model. In addition, SVaR is calibrated to a specific 12 month historical stress period which may not reflect a stress period that could arise in the future;

–	In common with DVaR, neither IRC nor APR indicate the potential loss beyond the 99th percentile, and they do not measure risk from trades which are bought and sold in between weekly runs; and

–	Both IRC and APR are computed to a 1-in-1,000 year confidence level which cannot be meaningfully backtested. This is in contrast to DVaR, which can be meaningfully backtested.

Risk control

Market risk is controlled through the use of an appropriate limit framework. Limits are set at the total Barclays Capital level, risk factor level (e.g. interest rate risk) and business line level (e.g. Emerging Markets). Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

The total DVaR limit, risk factor DVaR limits, and 3W limit are approved by BRC. Primary stress limits are approved by the Chief Risk Officer and are tabled for noting by BRC. Compliance with limits is monitored by Barclays Capital Market Risk with oversight provided by Group Market Risk.

In 2011, Group Market Risk continued its ongoing programme of conformance visits to Barclays Capital business areas. These visits review both the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays Market Risk Control Framework.

Risk reporting

Barclays Capital Market Risk produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. These are also sent to Group Market Risk for review and inclusion in the Group Daily Market Risk Report. A risk summary is presented at the Market Risk Committee and Barclays Capital Traded Positions Risk Review.

Analysis of traded market risk exposures (Audited)

The trading environment in 2011 was characterised by weak underlying economic growth as well as uncertain market direction resulting in lower client activity particularly in the second half of 2011. In this environment, Barclays Capital’s market risk exposure, as measured by average total DVaR, increased 8% to £57m (2010: £53m).

The three main risk factors affecting DVaR were spread, interest rate and equity risk. From 2010 levels, average DVaR for spread risk fell by £3m (6%) and interest rate DVaR fell by £16m (48%) reflecting cautious positioning. Equity DVaR increased by £4m (29%) on continued growth of the global equities business and product offerings.

The diversification effect fell 38% to an average of £40m in 2011 due to increasing cross asset correlation as the European crisis worsened. However, the tail risk indicated by the expected shortfall and 3W measures fell 9% to £71m and 16% to £121m respectively from 2010 levels.

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W were calculated as below:

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W (audited)	Year ended 31 December 2011			Year ended 31 December 2010
DVaR (95%)	Average £m	High[a] £m	Low[a] £m	Average £m	High[a] £m	Low[a] £m
Interest rate risk	17	47	7	33	50	21
Spread risk	45	69	25	48	62	30
Commodity risk	12	18	7	16	25	9
Equity risk	18	34	9	14	29	6
Foreign exchange risk	5	8	2	6	15	2
Diversification effect	(40)	na	na	(64)	na	na
Total DVaR	57	88	33	53	75	36
Expected Shortfall	71	113	43	78	147	47
3W	121	202	67	144	311	72

Note

a	The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

Risk management

Market risk continued

Analysis of trading revenue

The histogram above shows the distribution of daily trading revenue for Barclays Capital in 2011 and 2010. Trading revenue excludes income from Private Equity and Principal Investments.

The average daily revenue in 2011 was £41m, 21% lower than the 2010 average. In 2011, there were more negative days than in 2010, with the majority of these days occurring during the highly volatile second half of 2011.

Non-traded interest rate risk (audited)

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services, when the interest rate repricing date for loans (assets) is different to the repricing date for deposits (liabilities). This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with Base rate changes. The risk resides mainly in Retail and Business Banking, Barclays Corporate, and Group Treasury. Barclays objective is to minimise non-traded interest rate risk and this is achieved by transferring interest rate risk from the business to a local or Group Treasury, which in turn hedges the net exposure via Barclays Capital with the external market. Limits exist to ensure no material risk is retained within any business or product area. Trading activity is not permitted outside Barclays Capital.

Risk measurement

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and value metrics (Economic Value of Equity, Economic Capital, DVaR, risk factor stress testing, scenario stress testing).

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income over the next 12 month period. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis point increase or decrease in interest rates, subject to a minimum interest rate of 0%.

The main model assumptions are:

–	The balance sheet is kept at the current level i.e. no growth is assumed; and

–	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

Economic Value of Equity (EVE) calculates the change in the present value of the banking book for a 100 basis point upward and downward rate shock. This calculation is equivalent to that of AEaR except EVE is a present value sensitivity while AEaR is an income sensitivity.

Economic Capital (EC) consistent models are used to measure: recruitment risk, the risk from customers not taking up their fixed rate loan offer; and prepayment risk, the risk of a customer deciding not to carry on with their fixed rate loan. Behavioural profiles are also used when modelling the balance sheet.

A combination of DVaR, stress limits, net open position and specific currency or tenor limits are in place for all local Treasury activities.

Notes

a	DVaR continues to fall from 2010 levels reaching a low of £33m for the year.
b	A high of £88m was reached in August as the euro sovereign crisis continued to deteriorate, impacting market liquidity.
c	Towards the end of 2011, total DVaR remained elevated in part due to decreased cross asset diversification, but remains well within the defined risk appetite.

Risk control

Market risk is controlled through the use of limits on the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits for AEaR, EVE, EC, DVaR and stress are agreed by the Market Risk Committee. Compliance with limits is monitored by the respective business market risk team with oversight provided by Group Market Risk.

Market risk is also controlled through an ongoing programme of conformance reviews by both the business market risk departments and Group Market Risk. These reviews examine both the current market risk profile and potential market risk developments, as well as verifying adherence with Barclays policies and standards as detailed in the Barclays Market Risk Control Framework.

The interest rate risk for balances with no defined maturity date and an interest rate that is not linked to the base rate is managed by Group Treasury. A series of continuous rolling hedges are used to mitigate the interest rate risk in the banking book. In 2011, the maturity of the rolling hedge programme was extended following a review by Group Treasury Committee of the most appropriate maturity. This revision was agreed by the Group Executive Committee.

Risk reporting

Each business area is responsible for their respective market risk reports. A combination of daily and monthly risk reports are produced and used by the business. These are also sent to Group Market Risk for review and inclusion in the daily market risk report. A risk summary is also presented at the Market Risk Committee and respective Asset and Liability Committees.

Analysis of net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31 December 2011 and 31 December 2010. The sensitivity has been measured using AEaR methodology as described above. The benchmark interest rate for each currency is set as at 31 December 2011. The figures include the effect of hedging instruments but exclude banking book exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

Net interest income sensitivity (AEaR) by currency (audited)	31 December 2011		31 December 2010
	+100 basis points	-100 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m
GBP	68	(321)	297	(377)
US$	(9)	(11)	(12)	(8)
EUR	(41)	(5)	(16)	12
ZAR	31	(29)	13	(10)
Others	14	(5)	–	–
Total	63	(371)	282	(383)
As percentage of net interest income	0.52%	(3.04%)	2.25%	(3.06%)

Non-traded interest rate risk, as measured by AEaR, was £371m as at 31 December 2011, a decrease of £12m compared to 31 December 2010. The decrease in risk reflects a reduction between Group Equity Balances and associated hedges, partly offset by margin compression in the retail bank. If the interest rate hedges had not been in place the AEaR for 2011 would have been £553m (2010: £601m). AEaR is measured for a reduction in rates for the purposes of this analysis.

Analysis of equity sensitivity

Analysis of equity sensitivity (audited)	31 December 2011		31 December 2010
	+100 basis points	-100 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m
Net interest income	63	(371)	282	(383)
Taxation effects on the above	(21)	122	(71)	96
Effect on profit for the year	42	(249)	211	(287)
As percentage of net profit after tax	1.06%	(6.30%)	4.64%	(6.31%)

Effect on profit for the year (per above)	42	(249)	211	(287)
Available for sale reserve	(1,108)	1,102	(2,051)	2,051
Cash flow hedge reserve	(2,248)	2,280	(1,298)	1,288
Taxation effects on the above	1,101	(1,109)	837	(835)
Effect on equity	(2,213)	2,024	(2,301)	2,217
As percentage of equity	(3.39%)	3.10%	(3.70%)	3.56%

Risk management

Market risk continued

Margins and Balances

Analysis of net interest income	2011 £m	2010 £m
Retail and Business Banking, Corporate and Wealth customer interest income
– Customer assets	6,983	6,956
– Customer liabilities	2,866	2,167
	9,849	9,123
Retail and Business Banking, Corporate and Wealth non-customer interest income
– Product structural hedge[a]	1,168	1,403
– Equity structural hedge[b]	824	731
– Other	148	116
Total Retail and Business Banking, Corporate and Wealth net interest income	11,989	11,373
Barclays Capital[c]	1,177	1,121
Head Office and Investment Management[c]	(965)	29
Group net interest income	12,201	12,523

Retail and Business Banking, Corporate and Wealth Net Interest Income

Barclays distinguishes the relative net interest contribution from each of customer assets and customer liabilities, and separates this from the contribution delivered by non-customer net interest income, which principally arises from the Group hedging activities.

Customer interest income

Customer net interest income increased 8% to £9,849m, driven by increases in the customer liability margin and growth in average customer asset and liability balances. Retail customer liabilities grew principally due to demand for savings products in the UK.

The customer asset margin declined to 2.20% (2010: 2.25%), reflecting an increase in the cost of funds across each of the individual RBB, Corporate and Wealth businesses. This was partially offset by increased customer pricing across most of the businesses.

The customer liability margin increased to 1.06% (2010: 0.86%) reflecting the increase in the cost of funds and therefore value generated from RBB, Corporate and Wealth customer liabilities.

Non-customer interest income

Non-customer net interest income decreased 5% to £2,140m, reflecting a 7% reduction in the benefits from Group hedging activities to £1,992m. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group’s equity.

Product structural hedges generated a lower contribution of £1,168m (2010: £1,403m), as hedges were maintained at lower market interest rates. The extended duration profile constructed in H1 2011 continues to moderate this impact. Based on the market curve as at the end of 2011 and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in 2012.

The contribution from equity structural hedges in RBB, Corporate and Wealth increased to £824m (2010: £731m) including a £216m increase in gains on sale of hedging instruments.

Other Group Net Interest Income

Barclays Capital net interest income increased 5% to £1,177m, including a £247m increase in gains on sale of hedging instruments.

Head Office and Investment Management net interest expense of £965m (2010: £29m income) principally reflects a reduction in income which is transferred from trading income within Head Office relating to interest rate swaps used for hedge accounting purposes, together with an increase in amounts transferred to businesses relating to gains arising from the sale of hedging instruments.

Notes

a	Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.
b	Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.
c	Includes contribution from equity structural hedging. Total Group income from equity structural hedges increased to £2,109m (2010: £1,788m) including £1,285m (2010: £1,057m) that was allocated to Barclays Capital and Head Office, primarily due to increased gains on sale of hedging instruments partially offset by a decline in ongoing hedging contribution.

Net Interest Margin

The net interest margin for RBB, Corporate and Wealth remained stable at 2.04% (2010: 2.03%). Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities.

The net interest margin expressed as a percentage of average customer assets only, improved to 3.77% (2010: 3.67%).

An analysis is provided below for RBB, Corporate and Wealth for each of the component parts of net interest income.

	UK RBB %	Europe RBB %	Africa RBB %	Barclaycard %	Barclays Corporate %	Barclays Wealth %	Total RBB, Corporate and Wealth %
2011
Customer asset margin	1.22	0.87	3.11	9.52	1.35	0.77	2.20
Customer liability margin	0.87	0.65	2.27	–	1.00	0.99	1.06

Non-customer generated margin	0.46	0.47	0.32	(0.08)	0.29	0.36	0.36

Net interest margin	1.51	1.28	3.07	9.44	1.46	1.29	2.04

Average customer assets (£m)	118,503	43,749	38,877	30,289	68,667	17,546	317,631
Average customer liabilities (£m)	107,761	17,702	29,473	–	70,632	44,536	270,104

2010
Customer asset margin	1.26	1.02	3.12	9.35	1.43	0.81	2.25
Customer liability margin	0.68	0.11	2.25	–	0.76	0.87	0.86

Non-customer generated margin	0.47	0.41	0.18	0.42	0.41	0.37	0.40

Net interest margin	1.45	1.16	2.94	9.77	1.53	1.22	2.03

Average customer assets (£m)	113,713	41,509	41,328	28,811	69,831	14,529	309,721
Average customer liabilities (£m)	104,508	17,263	27,731	–	60,946	40,985	251,433

The customer asset margin is presented as a percentage of interest earned on customer assets (excluding the impact of hedging), relative to the average internal funding rate divided by average customer assets. The customer liability margin is calculated as the interest on customer liabilities (excluding the impact of hedging), relative to the average internal funding rate, divided by average customer liabilities.

The non-customer generated margin is calculated as non-customer interest income (principally comprising the impact of both the product and equity structural hedge) as a percentage of the sum of average customer assets and liabilities, consistent with the presentation of the net interest margin.

The Group’s internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates including a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is consistency between retail and wholesale sources.

Risk management

Market risk continued

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

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31 December 2011 or 2010. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for the year ended 31 December 2011 or 2010.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US$, Euro and South African Rand. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

During 2011, total structural currency exposures net of hedging instruments increased from £15.3bn to £16.7bn, driven by redemption of US$2bn Reserve Capital Instruments that formed part of the economic hedges. Structural currency exposures pre economic hedges remained broadly flat. US$ exposures increased by US$8bn due to the restructuring of our holding in BlackRock, Inc from a GBP entity to a US$ entity, offset by the increase in US$ derivatives which hedge net investments. South African Rand exposures increased £1.1bn as a result of a reduction in the hedging of the investment in Absa Group. Euro exposures reduced by £0.8bn driven by the Spain goodwill write off, which had no impact on Euro denominated Core Tier 1 capital as goodwill is deducted for regulatory capital purposes.

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2011
US Dollar	30,335	7,217	8,094	15,024	5,072	9,952
Euro	6,568	4,096	280	2,192	2,017	175
Rand	4,258	–	–	4,258	–	4,258
Japanese Yen	681	293	336	52	–	52
Other	3,144	–	930	2,214	–	2,214
Total	44,986	11,606	9,640	23,740	7,089	16,651

As at 31 December 2010
US Dollar	22,646	7,406	–	15,240	6,330	8,910
Euro	7,327	3,072	1,294	2,961	2,069	892
Rand	4,826	–	1,626	3,200	–	3,200
Japanese Yen	5,304	3,603	1,683	18	–	18
Swiss Franc	152	–	157	(5)	–	(5)
Other	3,139	–	824	2,315	–	2,315
Total	43,394	14,081	5,584	23,729	8,399	15,330

The economic hedges primarily represent the US Dollar and Euro Preference Shares and Reserve Capital Instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes. During the year US$2bn Reserve Capital Instruments were redeemed.

The impact of a change in the exchange rate between Sterling and any of the major currencies would be:

–	A higher or lower Sterling equivalent value of non-Sterling denominated capital resources and risk weighted assets. This includes a higher or lower currency translation reserve within equity, representing the retranslation of non-Sterling subsidiaries, branches and associated undertakings net of the impact of foreign exchange rate changes on derivatives and borrowings designated as hedges of net investments;

–	A higher or lower profit after tax, arising from changes in the exchange rates used to translate items in the consolidated income statement; and

–	A higher or lower value of available for sale investments denominated in foreign currencies, impacting the available for sale reserve.

Other market risks

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained through investments and regular bank contributions. Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 39 on page 233.

Asset management structural risk arises where the fee and commission income earned by asset management products is affected by a change in market levels, primarily through the link between income and the value of assets under management. Asset management structural risk mainly resides in Barclays Wealth. It is Barclays policy that businesses monitor and regularly assess potential hedging strategies.

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

The Group offers both OTC and exchange traded derivatives, including swaps, options, forwards and futures and enters into physically settled contracts in base metals, power and gas, oil and related products. Physical commodity positions are held at fair value and reported under the Trading Portfolio in Note 15 on page 191.

The fair values of physical and derivative positions are primarily determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. Further information on fair value measurement of financial instruments can be found in Note 20 on page 197.

Credit risk exposures are actively managed by the Group. Refer to the Credit Risk section on page 80 for more information on the Group’s approach to credit risk management and the credit quality of derivative assets.

The tables below analyse the overall fair value of the OTC commodity derivative contracts by movement over time and contractual maturity. As at 31 December 2011 the fair value of the commodity derivative contracts reflects a gross positive fair value of £20,588m (2010: £22,521m) and a gross negative value of £20,133m (2010: £22,884m).

Movement in fair value of commodity derivative positions	2011 £m	2010 £m
Fair value of contracts outstanding as at 1 January	(363)	907
Contracts realised or otherwise settled during the period	1,494	(3,124)
Fair value of new contracts entered into during the period	(33)	(1,068)
Other changes in fair values	(643)	2,922
Fair value of contracts outstanding as at 31 December	455	(363)

Maturity analysis of commodity derivative fair value	2011 £m	2010 £m
Not more than one year	447	(1,859)
Over one year but not more than five years	35	977
Over five years	(27)	519
Total	455	(363)

On occasion, Barclays will hold dominant positions in base metals on the London Metal Exchange (LME), as per the Exchange’s definition. Barclays complies fully with LMEs Lending Guidance, which is the Exchange’s mechanism for limiting the impact of dominant market positions by prescribing the amount and level at which positions must be lent.

Risk management

Funding risk – Capital

All disclosures in this section (pages 103 to 111) are unaudited unless otherwise stated

Capital risk

Capital risk is the risk that the Group is unable to maintain appropriate capital ratios which could lead to:

(i)    an inability to support business activity;

(ii)   a failure to meet regulatory requirements; or

(iii)  changes to credit ratings.

Capital Management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way our businesses and legal entities operate. Our Capital Management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board.

Our objectives are achieved through well embedded capital management practices:

Primary Objectives	Core Practices
Provide a viable and sustainable business offering by maintaining adequate capital to cover the Group’s current and forecast business needs and associated risks

–  Monitor internal targets for capital demand and ratios

–  Meet minimum regulatory requirements at all times in the UK and in all other jurisdictions that the Group operates in, such as the United States and South Africa where regulated activities are undertaken

Ensure the Group and legal entities maintain adequate capital to withstand the impact of the risks that may arise under the stressed conditions analysed by the Group

–  Perform Group-wide internal and regulatory stress tests

–  Maintain capital buffers over regulatory minima

–  Develop contingency plans for severe (stress management actions) and extreme stress tests (recovery actions)

Support a strong credit rating

–  Maintain capital ratios aligned with rating agency expectations

–  Implementation of the Capital Principal Risk management framework and ensure alignment with leading international and regulatory practices

Support the Group’s growth and strategic options	– Maintain a capital plan on a short-term and medium term basis aligned with strategic objectives

Our approach to capital risk management

We adopt a forward-looking, risk based approach to Capital Risk Management. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both Short Term (Year 1 monthly) and Medium Term (3 year) financial planning cycles. The Group capital plan is developed with the objective of maintaining capital that is adequate in quantity and quality to support our risk profile and business needs. As a result the Group holds a diversified pool of capital resources that provides strong loss absorbing capacity and optimised returns.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Treasury Committee, as required.

Capital allocation

Capital allocations are approved by the Group Executive committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group. Barclays Bank PLC is the primary source of capital to its legal entities. Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Risk identification

Capital demand is assessed and quantified for credit, market, operational, interest rate risk on the banking book, pension obligation risk and securitisation risks, in line with the FSA’s regulatory requirements.

Treasury works closely with Group Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are incorporated in the Group’s capital plan. We monitor capital risks against firm-specific and macroeconomic early warning indicators and report to the Treasury Committee, associated with clear escalation channels to senior management.

Following the financial crisis, managing for regulatory change has become fundamental to our capital planning process as it provides a forward looking assessment of the impact of mandated changes which allows us to understand the commercial implications.

Stress testing

Internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of our stress tests and assess the effectiveness of our mitigation strategies.

Group also undertakes stress tests prescribed by the FSA and EBA. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffers required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

Risk mitigation

As part of the stress testing process we identify the actions that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan also defines the actions and implementation strategies for these actions available for the Group to increase or preserve our capital resources in the event that stress events are more extreme than originally forecast. Barclays has participated in the FSA’s Pilot project of developing a Recovery Plan since 2010 and is progressing with compliance by June 2012.

Transferability of capital

The Group’s policy is for surplus capital held in Group entities to be repatriated to Barclays Bank PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources or repayment of intra-group liabilities when due.

Governance

Our capital plans are underpinned by the Capital Management Framework, which includes our capital management policies and practices that are approved by the Capital Committee, implemented consistently and aimed at delivering on our objectives. The Treasury Committee and the Board approve the Group capital plan, stress tests and Recovery Plan. The Group Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The BRC annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast (see pages 115 and 116) in order to understand and manage the Group’s projected capital adequacy, amongst other things.

Resources

Global teams operate in accordance with the Group’s policies and procedures, having direct access to local regulators and businesses in order to support individual capital management at a legal entity level.

Senior Management awareness and transparency

Capital ratios, early warning indicators and movements in capital demand and supply are reported to Treasury Committee monthly.

Capital management information is readily available at all times to support the Executive Managements strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the FSA on an annual basis, which forms the basis of the Individual Capital Guidance set by the FSA.

Pillar 3 disclosures are publicly available as a separate document in line with the Basel 2 and FSA requirements.

Risk management

Funding risk – Capital continued

Capital adequacy

Key capital ratios
	Basel 2 Minimum	Basel 3 Minimum	As at 31.12.11	As at 31.12.10	As at 31.12.09
Core Tier 1	n/a	7.0%	11.0%	10.8%	10.0%
Tier 1	n/a	n/a	12.9%	13.5%	13.0%
Total capital	8.0%	10.0%	16.4%	16.9%	16.6%

Barclays has continued to maintain a capital buffer over the FSA’s minimum regulatory capital requirements.

Capital supply

Regulatory capital summary (audited)
	2011 £m	2010 £m	2009 £m
Core Tier 1 capital	43,066	42,861	38,437
Tier 1 capital	50,473	53,546	49,637
Tier 2 capital	16,063	16,019	14,703
Deductions from total capital	(2,588)	(2,250)	(880)
Total capital resources	63,948	67,315	63,460

Core Tier 1 capital increased by £0.2bn to £43.1bn primarily driven by:

–	£2.6bn capital generated from retained profits excluding own credit gain, impairment of investment in BlackRock, Inc. and goodwill impairment, which are added back for regulatory capital purposes;

–	£1.1bn reduction in the value of the investment in BlackRock, Inc. prior to impairment;

–	£0.5bn net increase from the impact of share awards on shareholders’ funds;

–	£1.3bn reduction reflecting contributions made to the UK Retirement Fund in 2011;

–	£1.3bn reduction due to foreign currency movements, primarily depreciation of the South African Rand and Euro against Sterling; and

–	£0.8bn increase resulting from lower regulatory deductions.

Total capital resources decreased by £3.4bn to £63.9bn principally as a result of the debt buy-back in December 2011 of £1.9bn Reserve Capital Instruments and £0.5bn Tier 1 notes that will not qualify as Tier 1 capital under Basel 3 and the further redemption of £1.3bn of Reserve Capital Instruments.

Capital composition

Key capital ratios	2011	2010	2009
Core Tier 1	11.0%	10.8%	10.0%
Tier 1	12.9%	13.5%	13.0%
Total capital	16.4%	16.9%	16.6%
Capital Resources	2011 £m	2010 £m	2009 £m
Shareholders' equity (excluding non-controlling interests) per balance sheet	55,589	50,858	47,277

Non-controlling interests per balance sheet	9,607	11,404	11,201
– Less: Other Tier 1 capital - preference shares	(6,235)	(6,317)	(6,256)
– Less: Other Tier 1 capital - Reserve Capital Instruments	–	(1,275)	(1,980)
– Less: Non-controlling Tier 2 capital	(573)	(572)	(547)
Other regulatory adjustments	(138)	(317)	(67)

Regulatory adjustments and deductions:
Own credit cumulative gain (net of tax)	(2,680)	(621)	(340)
Defined benefit pension adjustment	(1,241)	99	431
Unrealised losses on available for sale debt securities	555	340	83
Unrealised gains on available for sale equity (recognised as Tier 2 capital)	(828)	–	(309)
Cash flow hedging reserve	(1,442)	(152)	(252)
Goodwill and intangible assets	(7,560)	(8,326)	(8,345)
50% excess of expected losses over impairment (net of tax)	(506)	(268)	(17)
50% of securitisation positions	(1,577)	(2,360)	(2,799)
Other regulatory adjustments	95	368	357
Core Tier 1 capital	43,066	42,861	38,437

Other Tier 1 capital:
Preference shares	6,235	6,317	6,256
Tier 1 notes[a]	530	1,046	1,017
Reserve Capital Instruments	2,895	6,098	6,724

Regulatory adjustments and deductions:
50% of material holdings	(2,382)	(2,676)	(2,805)
50% tax on excess of expected losses over impairment	129	(100)	8
Total Tier 1 capital	50,473	53,546	49,637

Tier 2 capital:
Undated subordinated liabilities	1,657	1,648	1,350
Dated subordinated liabilities	15,189	16,565	15,657
Non-controlling Tier 2 capital	573	572	547
Reserves arising on revaluation of property	25	29	26
Unrealised gains on available for sale equity	828	–	309
Collectively assessed impairment allowances	2,385	2,409	2,443

Tier 2 deductions:
50% of material holdings	(2,382)	(2,676)	(2,805)
50% excess of expected losses over impairment (gross of tax)	(635)	(168)	(25)
50% of securitisation positions	(1,577)	(2,360)	(2,799)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,991)	(1,622)	(137)
Other deductions from total capital	(597)	(628)	(743)
Total regulatory capital	63,948	67,315	63,460

Note

a Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Risk management

Funding risk – Capital continued

Capital demand

Risk weighted assets by risk			2011 £m	2010 £m
Credit risk			245,224	260,998
Counterparty risk
– Internal model method			33,131	29,466
– Non-model method			4,953	14,397
Market risk
– Modelled – VaR			26,568	9,209
– Modelled – Charges add-on and Non-VaR			17,560	3,769
– Standardised			27,823	48,073
Operational risk			35,740	32,119
Total risk weighted assets			390,999	398,031

Total assets and risk weighted assets by business	Total assets		Risk weighted assets
	2011 £m	2010 £m	2011 £m	2010 £m
UK RBB	127,845	121,590	33,956	35,274
Europe RBB	51,310	53,609	17,436	17,269
Africa RBB	50,759	60,264	33,419	38,401
Barclaycard	33,838	30,324	34,186	31,913
Barclays Capital	1,158,351	1,094,799	186,700	191,275
Barclays Corporate	88,674	85,735	69,712	70,796
Barclays Wealth	20,866	17,849	13,076	12,398
Investment Management	4,066	4,612	125	74
Head Office Functions and Other Operations	27,818	20,863	2,389	631
Total	1,563,527	1,489,645	390,999	398,031

Group risk weighted assets decreased by 2% to £391bn (2010: £398bn) driven by:

–	approximately £30bn increase from implementation of CRD3 incorporating Basel 2.5, predominantly in modelled market risk;

–	£26bn reduction across credit, counterparty and market risk in Barclays Capital, due to lower levels of activity combined with risk reduction, offset by a £4bn increase relating to market stress. £11bn reduction from currency movements, primarily depreciation of the Rand and Euro against Sterling;

–	£9bn reduction due to credit market exposure sell down in Barclays Capital; and

–	£5bn increase from business growth, £2bn relating to UK RBB and Barclays Corporate, reflecting delivery against Project Merlin targets, and £3bn from Barclaycard acquisitions.

Adjusted gross leverage

Adjusted gross leverage as at 31 December	2011 £m	2010 £m
Total assets[a]	1,563,527	1,489,645
Counterparty net/collateralised derivatives[b]	(491,716)	(377,756)
Assets held in respect of linked liabilities to customers under investment contracts[c]	(1,681)	(1,947)
Net settlement balances and cash collateral	(61,913)	(48,108)
Goodwill and intangible assets	(7,846)	(8,697)
Adjusted total tangible assets	1,000,371	1,053,137
Total qualifying Tier 1 capital	50,473	53,546
Adjusted gross leverage	20	20
Adjusted gross leverage (excluding liquidity pool)	17	17
Ratio of total assets to shareholders’ equity	24	24
Ratio of total assets to shareholders’ equity (excluding liquidity pool)	22	21

Barclays continues to manage its balance sheet within limits and targets for balance sheet usage. The adjusted gross leverage was 20x as at 31 December 2011 (2010: 20x) principally as a result of a reduction in qualifying Tier 1 capital to £50.5bn (2010: £53.5bn), offset by a reduction in adjusted total tangible assets by 5% to £1,000bn. At month ends during 2011 the ratio moved in a range from 20x to 23x, with fluctuations arising primarily within collateralised reverse repurchase lending and high quality trading portfolio assets. Significant monthly fluctuations comprised:

–	an increase from 20x at December 2010 to 22x at February 2011 driven by an increase in reverse repurchase agreements and holdings of trading portfolio assets and a decrease in Tier 1 capital;

–	a fall in June 2011 from 22x to 20x driven by an increase in Tier 1 capital, and decreases in holdings of trading portfolio assets, cash balances and reverse repurchase agreements;

–	a steady increase to 23x in August 2011, driven by a decrease in Tier 1 capital, and an increase in reverse repurchase agreements as well as an increase in cash balances; and

–	a decrease to 20x in December 2011 resulting from decreases in reverse repurchase agreements and holdings of trading portfolio assets.

Adjusted total tangible assets include cash and balances at central banks of £106.9bn (2010: £97.6bn). Excluding these balances, the balance sheet leverage would be 18x (2010: 18x). Excluding the liquidity pool, leverage would be 17x (2010: 17x).

The ratio of total assets to total shareholders’ equity was 24x as at 31 December 2011 (2010: 24x). The ratio moved within a month end range of 24x to 28x, driven by trading activity fluctuations noted above and changes in gross interest rate derivatives and settlement balances. Significant drivers of fluctuations other than those noted above comprised:

–	the increase from 24x at December 2010 to 26x at April 2011 was affected by increases in settlement balances, offset by decreases in gross derivative balances;

–	a further step up in April 2011 from 26x to 28x in October 2011 arose from an increase in gross derivatives balances; and

–	a decrease from 28x to 24x in December 2011 as a result of decreases in settlement balances in addition to those movements noted above.

Group Treasury agrees adjusted tangible asset targets at a segment level to manage the Barclays balance sheet and leverage ratio. Barclays Capital’s adjusted tangible assets are managed and reviewed monthly by the Corporate and Investment Banking Treasury Committee which includes members of Treasury, Finance and the businesses. The Committee agrees limits with each business across Barclays Capital and monitors balance sheet usage against those limits. Businesses were required to manage the balance sheet to defined limits and were not permitted to exceed them without prior approval by nominated Committee members. Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

Notes

a	Includes Liquidity Pool of £152bn (2010: £154bn).
b	Comprising counterparty netting of £440,592m (2010: £340,467m) and collateral held of £51,124m (2010: £37,289m) as disclosed on page 81.
c	Comprising financial assets designated at fair value and associated cash balances.

Risk management

Funding risk – Capital continued

Economic capital

Economic capital is an internal measure of the risk profile of the bank expressed as the estimated stress loss at a 99.98% confidence level. Barclays assesses capital requirements by measuring the Group’s risk profile using both internally and externally developed models. The Group assigns economic capital primarily within the following risk categories: credit risk, market risk, operational risk, fixed asset risk (property and equipment) and pension risk.

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

Economic capital is used as part of the Group’s Internal Capital Adequacy Assessment Process (ICAAP) and for assessing the Group’s Financial Volatility within the Risk Appetite framework.

In January 2011, we implemented a new Market Risk economic capital framework. The new market risk framework calibrates economic capital at the 99.98% confidence level using a consistent stress calibration across all asset classes, rather than the calibration used in the previous model that was based on current market volatility.

The available capital resources to support economic capital comprise adjusted shareholders’ equity including preference shares but excluding other non-controlling interests.

The average supply of capital to support the economic capital framework[a]	Average 2011 £m	Average 2010 £m
Shareholders’ equity excluding non-controlling interests less goodwill[g]	43,800	41,400
Adjusted for:
Retirement benefits liability representing a non-cash reduction in shareholders’ equity	150	450
Cash flow hedging reserve representing amounts that will be offset against gains and losses on hedged items when recognised in the income statement	(450)	(700)
Unrealised gains and losses on available for sale securities	550	150
Cumulative gains arising on the fair value changes in own credit	(1,300)	(450)
Preference shares included in economic capital supply are issued to optimise the Groups long term capital base	5,850	5,850
Average shareholders’ equity for economic purposes excluding goodwill	48,600	46,700

Notes

a	Calculated using an adjusted average over the year and rounded to the nearest £50m.
b	Total period end average economic capital requirement (including pension risk and excluding goodwill) as at 31 December 2011 stood at £35,800m (2010: £34,750m).
c	Average economic capital charts exclude the economic capital calculated for pension risk (average pension risk for 2011 is £2,550m compared with £3,750m in 2010).
d	Includes Transition Businesses and capital for central function risks.
e	Includes credit risk loans.
f	Includes investments in associates, private equity risk, insurance risk, residual value and business risk. Also includes the Group’s investment in BlackRock, Inc.
g	Total available capital resources for economic capital purposes exclude goodwill and intangible assets related to business acquisitions.

Ongoing Capital Management Risks

Capital ratio sensitivity to foreign exchange rate movements

The Group has capital resources and risk weighted assets (RWAs) denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and RWAs. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

The Group’s capital ratio hedge strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency Core Tier 1, Tier 1 and Total Capital resources to foreign currency RWAs the same as the Group’s consolidated capital ratios.

The Group’s investments in foreign currency subsidiaries and branches, to the extent that they are not hedged, translate into Sterling upon consolidation creating Core Tier 1 capital resources sensitive to foreign currency movements. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non-Sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC in US$ and EUR, but can also be achieved by subsidiaries issuing capital in local currencies, such as South Africa.

Regulatory developments

Regulators assess the Group’s capital position and target levels of capital resources on an ongoing basis and there have been a number of recent developments in regulatory capital requirements, including increases, which are likely to have a significant impact on the Group (such as Basel 3 and its proposed implementation in the EU under the Capital Requirements Regulation and CRD4). Increased capital requirements and changes to what is defined to constitute capital may constrain the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. During periods of market dislocation, increasing the Group’s capital resources in order to meet targets may prove more difficult or costly.

The impact of regulatory changes are therefore assessed and monitored by Group Treasury and Group Risk and factored into the capital planning process which ensures that the Group always maintains adequate capital to meet its minimum regulatory capital requirements.

Basel 3 and CRD4 (European Union implementation of Basel 3)

In December 2010, the Basel Committee on Banking Supervision (BCBS), issued the final text of the Basel 3 rules, providing details of the global standards endorsed by the G20 leaders at their November 2010 Seoul summit. In July 2011, the European Commission published proposals to implement the Basel 3 capital and liquidity standards within Europe. The proposals consist of a new Regulation and a Directive, collectively known as ‘CRD4’. The measures are subject to agreement by EU member state governments and the European Parliament. The key elements of the Basel 3 Accord that CRD4 is expected to incorporate are as follows:

–  Quality of Capital

The proposals bring more stringent requirements for the eligibility of capital instruments with a focus on common equity as the principal component of regulatory Tier 1 Capital, higher minimum capital ratios and changes to the regulatory deductions from shareholders’ equity. The proposals recommend a minimum common equity requirement of 4.5% phased in between 2013 and 2015. In addition, new regulatory deductions are to be introduced gradually from 2014-2018 with the concept of grandfathering applied to capital instruments that no longer meet CRD4 requirements over a 10 year period.

–  Capital Buffers

To promote the conservation of capital and the build up of adequate buffers that can be drawn down in periods of stress, CRD4 proposes the use of common equity capital buffers, namely; a capital conservation buffer of 2.5% of RWAs to be built up during times of positive growth; and a countercyclical capital buffer of up to an additional 2.5% of RWAs to be built up when credit growth exceeds GDP growth, allowing firms to use this additional buffer in times of stress. These are expected to come into force from 1 January 2016 to 2019.

–  Counterparty Credit Risk (CCR)

Whilst the central clearing aspects of these rules remain subject to finalisation, the requirements for managing and capitalising counterparty credit risk are to be strengthened with higher capital requirements primarily on OTC exposures and centrally cleared trades. The increased reliance on observed market data in the capital calculations has the potential to make these charges pro-cyclical. Net CCR RWAs are forecast to increase by £41.7bn. This is already reflected in our capital plans and Barclays continues to maintain adequate capital to absorb this impact.

–  Securitisation

The proposal calls for securitisation exposures to be risk weighted at 1250% as opposed to being treated as capital deductions (50% Core Tier 1 and 50% Tier 2) under the current Basel 2 rules. As a result, net RWAs are estimated to increase by £31.7bn. This is already reflected in our capital plans, and Barclays continues to maintain adequate capital to absorb this impact.

Risk management

Funding risk – Capital continued

–  Leverage

The CRD4 proposals introduce a non-risk based leverage ratio that is calibrated to act as a supplementary measure to the risk based capital requirements. The calculation determines a ratio based off the relationship between Tier 1 capital and on and off-balance sheet exposures. The Committee will test a minimum Tier 1 leverage ratio of 33x during the parallel run period from 1 January 2013 to 1 January 2017 prior to it potentially becoming a directly applicable prudential requirement from 2018.

Based on our interpretation of the current proposals, the Group’s CRD4 Leverage Ratio as at 31 December 2011 would be within the proposed limits.

–  Harmonisation of national regulations

In addition to the introduction of new rules, CRD4 attempts to harmonise national regulation across the European Union via the elimination of national discretion and implementation of a common rule book. If applied as drafted, one of the most significant impacts for UK banks with retail portfolios will be the proposed change in the definition of default for portfolios using advanced internal ratings based models, which could result in an increase in minimum credit risk capital requirements.

Independent Commission on Banking (ICB)

The ICB published its final recommendations to the Cabinet Committee on Banking Reform on 12 September 2011 calling for the ‘ring-fencing’ of primary retail banking operations and an increase in the minimum capital requirements and the use of bail-in instruments to enhance the loss absorbing capacity of financial institutions. Following the UK Government’s considerations of these recommendations, the HMT published its response to the ICB’s recommendations re-enforcing the principles of legal segregation of retail banking activities from other activities and higher Core Tier 1 and total capital requirements in the ring-fenced entity. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. Barclays maintains close engagement with the FSA and HMT to support the UK Government and the Group in understanding the practical implications and potential impacts of these proposals.

EU Crisis Management proposals and the FSA’s consultation on Recovery and Resolution Plans

The EU Commission issued a consultation on 1 January 2011 on recovery and resolution management tools that should be implemented by institutions and regulators. This proposal will inform EU legislation and contribute to the requirements for additional capital to be retained by global systemically important financial institutions (G-SIFIs).

The FSA has issued its proposal calling on institutions to identify a range of actions that can be implemented by firms and the regulators during stress conditions more severe than originally forecasts (Recovery Plans) and at the point of non-viability (Resolution plans). Barclays has participated in the FSA’s Pilot project of developing a Recovery and Resolution Plan since 2010. Board approved Plans have been submitted and discussed with the FSA through the development process and Barclays is progressing well with its compliance by June 2012. Based on the FSA’s analysis of Recovery and Resolution Plans, banks could be required to retain additional capital buffers.

Credit Ratings Agency Regulation

The provision of the Credit Ratings Agency Regulation comes into force on 1 May 2012. These provisions restrict the use of ratings for regulatory purposes to those either issued in, or endorsed by the EU. The change potentially impacts the calculation of regulatory capital requirements, although the impact of the change is not yet known as the European Securities and Markets Authority (ESMA) has not yet determined which non-European countries are eligible to be endorsed.

Further details on these and other regulations that may impact the wider operations of the Group are set out in the ‘Supervision and regulation’ section on page 127 to 131.

Risk management

Funding risk – Liquidity

All disclosures in this section (pages 112 to 123) are unaudited unless otherwise stated

Liquidity risk

The definition of liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities and investments. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, collateral posting requirements or loan draw-downs.

This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events which can result in:

–	an inability to support normal business activity; and

–	a failure to meet liquidity regulatory requirements.

During periods of market dislocation, the Group’s ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding will affect the earnings of the Group.

In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group’s ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.

In addition, the introduction of capital controls or new currencies by countries to mitigate current stresses could have a consequential effect on performance of the balance sheets of certain Group companies based on the asset quality, types of collateral and mix of liabilities.

The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Framework, which is designed to meet the following objectives:

–	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk framework as expressed by the Board;

–	To maintain market confidence in the Group’s name;

–	To set limits to control liquidity risk within and across lines of business and legal entities;

–	To accurately price liquidity costs, benefits and risks and incorporate those into product pricing and performance measurement;

–	To set early warning indicators to identify immediately the emergence of increased liquidity risk or vulnerabilities including events that would impair access to liquidity resources;

–	To project fully over an appropriate set of time horizons cash flows arising from assets, liabilities and off-balance sheet items; and

–	To maintain a contingency funding plan that is comprehensive and proportionate to the nature, scale and complexity of the business and that is regularly tested to ensure that it is operationally robust.

Governance and organisation

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. The Barclays Treasurer is responsible for designing the Group Liquidity Risk Management framework (the Liquidity Framework) which is sanctioned by the Board Risk Committee (BRC). The Liquidity Framework incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies. The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board. The Group Asset and Liability Committees is a sub-committee of the Treasury Committee with responsibility for review, challenge and approval of the Liquidity Framework. The Liquidity Framework is reviewed regularly at Treasury Committee and BRC.

Liquidity is recognised as a key risk and the Barclays Treasurer is the Group Key Risk owner, supported by Key Risk Owners at regional and country levels. Execution of the Group’s liquidity risk management strategy is carried out at country level, with the country Key Risk Owners providing reports to Barclays Treasury to evidence conformance with the agreed risk profile. Further oversight is provided by country, regional and business level Asset and Liability Committees.

Risk management

Funding risk – Liquidity continued

Liquidity risk framework

Barclays has a comprehensive Liquidity Framework for managing the Group’s liquidity risk. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite set by the Board.

The Liquidity Framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds, which together reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The stress tests assess potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity buffer that is immediately available to meet anticipated outflows if a stress occurred.

In addition the Group maintains a Contingency Funding Plan which details how liquidity stress events of varying severity would be managed. Since the precise nature of any stress event can not be known in advance, the plans are designed to be flexible to the nature and severity of the stress event and provide a menu of options that could be used as appropriate at the time. Barclays also maintains Recovery Plans which consider actions to generate additional liquidity in order to facilitate recovery in a severe stress and is developing documentation to meet Resolution Planning in line with regulatory requirements. The overall framework therefore provides the necessary tools to manage the continuum of liquidity risk, as summarised below:

Ongoing business management

Liquidity limits

Barclays manages to limits on a variety of on and off-balance sheet exposures a sample of which are shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to particular sources of liabilities, asset liability mismatches and counterparty concentrations. Barclays also limits activities permitted at a country level. Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

Internal pricing and incentives

Barclays actively manages the composition of the balance sheet and contingent liabilities through the appropriate transfer pricing of liquidity costs and induce the correct behaviour and decision making. These take the form of funds transfer pricing and economic funds allocation of behaviouralised assets and liabilities and contingent liquidity risk charging to the businesses. These transfer pricing mechanisms are designed to ensure that liquidity risk is reflected in product pricing and performance measurement, thereby ensuring that the Liquidity Framework is integrated into business level decision making to drive the appropriate mix of sources and uses of funds.

Early warning indicators

Barclays monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. Additionally country and business level Asset and Liability Committees monitor early warning indicators appropriate to their businesses. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. A deterioration in Early Warning Indicators can lead to invocation of the Group’s Contingency Funding Plan, which provides a framework for how the liquidity stress would be managed.

Liquidity Risk appetite

Regulatory requirements are complied with at the Group and entity level, with the Liquidity Risk Appetite (LRA) providing a consistent Group wide perspective that supplements these requirements. Under the Liquidity Framework, the Group has established the LRA, which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. It is measured with reference to the liquidity pool as a percentage of anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The stress outflows are used to determine the size of the Group Liquidity Pool, which represents those resources immediately available to meet outflows in a stress. In addition to the Liquidity Pool, the Liquidity Framework provides for other management actions, including generating liquidity from other liquid assets on the Group’s balance sheet in order to meet additional stress outflows, or to preserve or restore the Liquidity Pool in the event of a liquidity stress.

Liquidity pool (audited)

The Group liquidity pool is held unencumbered against contractual and contingent stress outflows in the LRA stress tests. The liquidity pool is not used to support payment or clearing requirements. As of 31 December the Group liquidity pool was £152bn (2010: £154bn) and moved within a month-end range of £140bn to £167bn during the year.

Barclays does not include any own-name securities in its liquidity pool.

Risk management

Funding risk – Liquidity continued

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2011, 94% of the liquidity pool was located in Barclays Bank PLC. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI) against contractual and contingent stress outflows in the LRA stress test at the legal entity level. The Group does not rely on any excess of liquid assets over outflows in BCI.

Additionally the Absa Group holds a liquidity pool of £2bn, which is managed independently due to local currency and funding requirements

Composition of the group liquidity pool (audited)	Cash and deposits with central banks	[a]	Government bonds	[b]	Other available liquidity	Total	[c]
	£bn		£bn		£bn	£bn
As at 31 December 2011	105		36		11	152
As at 31 December 2010	96		40		18	154

Liquidity risk stress testing

Under the Liquidity Framework, the Group runs three liquidity stress scenarios, aligned to the FSA’s prescribed stresses: a market-wide stress event, a Barclays specific stress event and a combination of the two. Under normal market conditions, the liquidity pool must be in excess of 100% of three months’ anticipated outflows for a market-wide stress and one month’s anticipated outflows for each of the Barclays specific and combined stresses.

Barclays is primarily focused upon the Barclays specific stress scenario, which also results in the greatest net outflows of each of the liquidity stress tests.

Key Liquidity Risk Appetite assumptions include:

Liquidity Risk Driver	Barclays Specific Stress
Net wholesale funding outflow	–	Outflows at contractual maturity of wholesale funding and conduit commercial paper, with no rollover / new issuance
	–	Prime Brokerage: 100% loss of excess client derivative margin and 100% loss of excess client cash
Loss of secured financing & increased haircuts	–	Loss of repo capacity at contractual maturity date and incremental haircut widening, depending upon collateral type
Retail & commercial bank deposit outflows	–	Substantial outflows as Barclays is seen as greater credit risk than competitors
Intra-day risk	–	Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed
	–	Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties
Intra-group risk	–	Risk of cash within subsidiaries becoming unavailable to the wider Group
Funding Concentration risk	–	Additional outflows recognised against concentration of providers of wholesale secured financing
Off-balance sheet risk	–	Collateral outflows due to market movements, taking account of disputes and mismatches between collateralised and uncollateralised OTC and exchange-traded positions
	–	Outflow of all collateral owed by Barclays to counterparties but not yet called
	–	Anticipated increase in firm’s derivative initial margin requirement in a stressed environment
	–	Collateral outflows contingent upon a multi-notch credit rating downgrade of Barclays Bank PLC
	–	Significant drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type
	–	Drawdown on retail commitments
Franchise Viability	–

Barclays liquidity stress testing recognises that it will be necessary to hold additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support the ongoing franchise (for example, market-making activities)

Mitigating actions	–	Unencumbered marketable assets that are held outside of the liquidity pool, and that are of known liquidity value to the firm, are assumed to be monetised (subject to haircut / valuation adjustment)

The market-wide stress scenario allows for a partial roll-over of wholesale funds, maintains repo market capacity (albeit at wider haircuts depending upon collateral type) and includes lower outflows on retail and commercial bank deposits given that Barclays would not be seen as a greater credit risk relative to competitors.

The combined scenario is a combination of the market wide and Barclays specific stress assumptions.

Notes

a	Of which over 95% is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
b	Of which over 80% are comprised of UK, US, Japanese, French, German and Dutch securities.
c	£140bn of which is FSA eligible.

As at 31 December 2011, the Liquidity Pool exceeded net stress outflows under all three stress scenarios. The results of the stress scenarios expressed as the liquidity pool as a percentage of net anticipated stress outflows was:

	Market wide 3 month	Barclays- specific 1 month	Combined 1 month
Liquidity pool as a percentage of anticipated net outflows	127%	107%	118%

Barclays monitors the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of pool or using the pool to meet stress outflows.

Contingency Funding Plan and Recovery and Resolution Plan

Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework under which a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including; as a result of adverse movements in Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC.) On invocation of the CFP, the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

Barclays also maintains Recovery Plans which consider actions to generate additional liquidity in order to facilitate recovery in a stress.

Liquidity regulation

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. The FSA defines both eligible liquidity pool assets and stress outflows against reported balances.

Barclays also monitors compliance with BCBS LCR and NSFR. As at 31 December 2011, the Group met 82% of the LCR (2010: 80%) and 97% of the NSFR (2010: 94%) requirements and is on track to meet the 100% compliance under Basel 3 required by 2015 and 2018 respectively.

The LRA stress scenarios, the FSA ILG and BCBS LCR are all broadly comparable short-term stress scenarios in which the adequacy of defined liquidity resources is assessed against contractual and contingent stress outflows. The ILG and LCR stress tests provide an independent assessment of the Group’s liquidity risk profile. The BCBS NSFR is a longer-term metric designed to establish a minimum acceptable amount of stable funding based on liquidity characteristics of an institution’s assets and activities over a one year time horizon. Full definitions of the terms used within this section are located within the glossary on pages 318 to 326.

Stress Test	Barclays Liquidity Risk Appetite (LRA)	FSA Individual Liquidity Guidance (ILG)	Basel 3 Liquidity Coverage Ratio (LCR)	Basel 3 Net Stable Funding Ratio (NSFR)
Time Horizon	1 – 3 months	3 months	30 days	1 year
Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Stable funding resources to stable funding requirements

Risk management

Funding risk – Liquidity continued

Funding structure

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.

The Group’s overall funding strategy is to develop a diversified funding base (both geographically and by depositor type) and maintain access to a variety of alternative funding sources, to minimise the cost of funding while providing protection against unexpected fluctuations. Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are largely funded by customer deposits. Other assets together with other loans and advances and unencumbered assets, are funded by long term wholesale debt and equity.

Trading portfolio assets and reverse repurchase agreements are largely funded in the wholesale markets by repurchase agreements and trading portfolio liabilities, whilst derivative assets are largely matched by derivatives liabilities. The liquidity pool is predominantly funded through wholesale markets. These funding relationships are summarised below as of 31 December 2011:

Deposit funding (audited)

Composition of Loan-to-Deposit Ratios by Business (audited)[d]
As at 31 December 2011	Loans and Advances to Customers £bn	Customer Deposits £bn	Loan to Deposit Ratio %
RBB	231.6	158.7	146
Barclays Corporate[d]	64.6	77.7	83
Barclays Wealth	18.8	46.5	40
Total funding excluding secured	315.0	282.9	111
Secured funding	–	28.7	–
Sub-total including secured funding	315.0	311.6	101

RBB, Corporate and Wealth	315.0	282.9	111
Barclays Capital	63.4	46.0	138
Group Centre	0.9	–	–
Trading settlement balances and cash collateral	52.6	37.1	142
Total	431.9	366.0	118

The Group loan to deposit ratio as at 31 December 2011 was 118% (2010: 124%) and the loan to deposit and long-term funding ratio was 75% (2010: 77%).

RBB, Barclays Corporate and Barclays Wealth activities are largely funded with customer deposits. As at 31 December 2011, the loan to deposit ratio for these businesses was 111% (2010: 114%) and the loan to deposit and secured funding ratio was 101% (2010: 105%). The funding gap for these businesses is met using asset backed securities and covered bonds secured primarily over customer loans and advances such as residential mortgages and credit card receivables.

The excess of Barclays Capital loans and advances over customer deposits is funded with long-term debt and equity.

Notes

a	Excluding cash collateral and settlement balances.
b	Absa Group balances other than customer loans and advances of £38.0bn and customer deposits of £33.0bn are included in other assets and other liabilities.
c	Comprised of reverse repos that provide financing to customers collateralised by highly liquid securities on a short term basis or are used to settle short inventory positions; repo financing of trading portfolio assets and matched cash collateral and settlement balances.
d	In addition Barclays Corporate holds £17.2bn (2010: £14.4bn) loans and advances as financial assets held at fair value.

Included within RBB and Barclays Capital are Absa Group related balances totalling £38.0bn of loans and advances to customers funded by £33.0bn of customer deposits and the gap of £5.0bn is funded with wholesale borrowings. This is managed separately by the Absa Group due to local currency and funding requirements. During 2011, the Absa Group has issued additional senior unsecured debt to further extend its funding term and diversify its funding base, reducing its reliance on wholesale money market funding.

Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. Barclays models the behaviour of both assets and liabilities on a net cash flow basis using our experience of customer behaviour to assess balance sheet behaviouralised funding gaps under business as usual conditions. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds.

Behavioural Maturity Profile (audited)				Behavioural Maturity Profile Cash Inflow (Outflow)
As at 31 December 2011	Loans and Advances to Customers £bn	Customer Deposits £bn	Customer Funding Surplus/ (Deficit) £bn	Less than One Year £bn	Greater than One Year £bn
RBB	231.6	158.7	(72.9)	13.8	59.1
Barclays Corporate	64.6	77.7	13.1	(1.1)	(12.0)
Barclays Wealth	18.8	46.5	27.7	(4.0)	(23.7)
Total funding excluding secured	315.0	282.9	(32.1)	8.7	23.4
Secured funding	–	28.7	28.7	(10.1)	(18.6)
Total RBB, Corporate and Wealth funding	315.0	311.6	(3.4)	(1.4)	4.8

The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

Wholesale funding (audited)

Funding of Other Assetsa as at 31 December 2011:

Assets	£bn
Trading portfolio assets	104
Reverse repurchase agreements	103

Reverse repurchase agreements	45

Derivative financial instruments	536

Liquidity pool	152

Other unencumbered assets[b]	175

Liabilities	£bn
Repurchase agreements	207

Trading portfolio liabilities	45

Derivative financial instruments	525

Less than 1 year wholesale debt	130

Greater than 1 year wholesale debt and equity	196

Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities.

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

The liquidity pool is largely funded by wholesale debt maturing in less than one year, with a significant portion maturing in more than one year.

Other unencumbered assets (mainly being available for sale investments, trading portfolio assets and loans and advances to banks) are largely matched by wholesale debt maturing over an average of 5 years and equity.

Repurchase agreements and other secured funding are largely collateralised by government issued bonds and other highly liquid securities. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class (audited)	Govt %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 31 December 2011	66	6	9	3	7	7	2
As at 31 December 2010	64	7	9	3	7	7	3

Due to the high quality of collateral provided against secured sources of funds, the liquidity risk associated with these liabilities is significantly lower than unsecured wholesale funds. Nonetheless, Barclays manages a range of secured mismatch limits to limit refinancing risk under a severe stress scenario and a portion of the Group’s liquidity pool is held against stress outflows on these positions.

Notes

a	Excludes balances relating to the Absa Group, which are managed separately due to local currency and funding requirements.
b	Predominantly unencumbered available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks funded by greater than one year wholesale debt and equity.

Risk management

Funding risk – Liquidity continued

Composition of wholesale fundinga (audited)

The Group maintains access to a variety of sources of wholesale funds in US$, EUR and GDP, including those available from money markets, repo markets and from term investors, across a variety of distribution channels and geographies. Barclays are an active participant in money markets, have direct access to US, European and Asian capital markets through our global investment banking operations and long-term investors through our global client base. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

Maturity of wholesale funding (audited)		Over three months but not more than six months	Over six months but not more than one year	Sub-total less than one year	Over one year but not more than three years	Over three years	Total
	Not more than three months
As at 31 December 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from Banks	34.1	0.9	0.9	35.9	0.3	1.7	37.9
CDs and CP	35.0	7.5	4.0	46.5	1.9	1.0	49.4
ABCP	8.9	0.2	–	9.1	–	–	9.1
Senior unsecured MTNs (Public benchmark)	4.7	0.1	2.5	7.3	11.1	14.6	33.0
Senior unsecured MTNs (Privately placed)	3.1	1.6	3.4	8.1	6.5	11.7	26.3
Senior unsecured structured notes	3.2	2.1	3.9	9.2	12.4	28.0	49.6
Covered bonds/ABS	0.3	2.5	0.8	3.6	6.3	14.2	24.1
Subordinated liabilities	–	–	–	–	0.8	23.0	23.8
Other[b]	7.7	1.5	1.4	10.6	1.4	–	12.0
Total	97.0	16.4	16.9	130.3	40.7	94.2	265.2

of which secured	10.9	3.9	2.1	16.9	6.9	14.9	38.7
of which unsecured	86.1	12.5	14.8	113.4	33.8	79.3	226.5

The maturity of wholesale funding table includes £27bn of term financing maturing in 2012c.

The liquidity risk is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, as at 31 December 2011, the liquidity pool was equivalent to more than one year of wholesale debt maturities.

Excluding wholesale funding of the liquidity pool, the average maturity of wholesale funding was at least 58 months.

Term financing (audited)

As outlined above, the Group has £27bn of term debt maturing in 2012 and a further £16bn maturing in 2013.

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During 2011, the Group issued approximately £30bn of term funding, comprising:

–	£3.8bn equivalent of public benchmark senior unsecured medium term notes;

–	£5.0bn equivalent of privately placed senior unsecured medium term notes;

–	£10.1bn equivalent of senior unsecured structured notes;

–	£10.3bn equivalent of public covered bonds/ABS; and

–	£1.0bn equivalent of public subordinated debt.

This term funding raised during 2011 re-financed all wholesale term debt maturing in 2011, funded strategic balance sheet growth and further strengthened the Group’s term liquidity position. In January 2012 £5bn of funding was raised.

Notes

a	The composition of wholesale funds is reconciled to the balance sheet reported Deposits from Banks (excluding cash collateral and settlement balances), Financial liabilities at Fair Value and Debt Securities in Issue split by product and Subordinated Liabilities, in all cases excluding Absa Group balances.
b	Primarily comprised of Fair Value Deposits and secured financing of physical gold.
c	Term funding maturities are maturities of senior unsecured MTNs, structured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, as at 31 December 2011, £1.2bn of these instruments were not term financing as they had an original maturity of less than 1 year.

Currency composition of wholesale debt

As at 31 December 2011	US$ %	EUR %	GBP %	Other %
Deposits from Banks	36	27	27	10
CDs and CP	59	25	15	1
ABCP	85	8	7	–
Senior unsecured MTNs	26	40	13	21
Structured Notes	35	21	22	22
Covered bonds/ABS	31	29	39	1
Subordinated Debt	16	52	32	–
Wholesale debt	37	30	22	11

Currency composition of Liquidity Pool	27	42	17	14

To manage cross-currency refinancing risk Barclays manages to FX cash-flow limits, which limit risk at specific maturities. The Group’s liquidity pool is also well diversified by major currency and the Group monitors the three LRA stress scenarios for major currencies.

Secured funding against customer loans and advances

Barclays issues asset backed securities (ABS) and covered bonds that are secured primarily over customer loans and advances. As of 31 December 2011, 10% of customer loans and advances were used to secure external sources of funds. This was comprised of external issuances of ABS and covered bonds and repo financing.

The Group currently manages three primary on balance sheet asset backed funding programmes to obtain term financing. The UK regulated covered bond and the residential mortgage master trust securitisation programmes both utilise assets originated by the Group’s UK residential mortgage business. The third programme is a credit card master trust securitisation and uses receivables from the Group’s UK credit card business. The programmes utilise true sale mechanics to transfer the title of the mortgage loan assets or, as applicable, current and future credit card receivables from Barclays Bank PLC (BBPLC) to insolvency remote special purpose vehicles.

All programmes initially transfer the respective assets by way of a beneficial transfer of the assets. However, should there be a ‘perfection’ event (including, amongst other things, the insolvency of BBPLC or BBPLC not maintaining the appropriate credit rating required by the relevant rating agency), then legal transfer of the assets would occur.

External funding secured against customer loans and advances
As at 31 December 2011	£bn
Externally issued ABS	17,090
Externally issued covered bonds	13,791
Repo financing	12,563
Total	43,444
Balance sheet loans and advances to customers	431,934
Group loans and advances used to secure external funding	10%

As at 31 December 2011, Barclays has an additional £16bn loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of Barclays, we also subscribe to independent credit rating agency reviews by Standard & Poor’s, Moody’s and Fitch. These ratings assess the credit worthiness of Barclays and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance.

A credit rating downgrade could result in contractual outflows to meet collateral requirements on existing contracts. Outflows related to a multiple-notch credit rating downgrade are included in the LRA stress scenarios and a portion of the Liquidity Pool is held against this risk. Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

Credit Ratings	Standard & Poor’s	Moody’s	Fitch
Barclays PLC
Long Term	A(Stable)	A1	A(Stable)
Short Term	A-1	P-1	F1
Bank Financial Strength Rating	N/A	N/A	N/A
Barclays Bank PLC
Long Term	A+(Stable)	Aa3	A(Stable)
Short Term	A-1	P-1	F1
Bank Financial Strength Rating	N/A	C(Stable)	N/A

Risk management

Funding risk – Liquidity continued

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

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2011	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	58,317	48,577	–	–	–	–	–	–	106,894
Items in the course of collection from other banks	1,188	624	–	–	–	–	–	–	1,812
Trading portfolio assets	152,183	–	–	–	–	–	–	–	152,183
Financial assets designated at fair value	802	4,257	1,046	1,725	4,252	1,915	2,532	19,118	35,647
Derivative financial instruments	535,306	122	109	188	417	1,036	904	882	538,964
Loans and advances to banks	6,133	35,730	2,047	827	1,586	378	326	419	47,446
Loans and advances to customers	37,747	79,949	8,107	16,561	52,827	52,414	61,754	122,575	431,934
Reverse repurchase agreements and other similar secured lending	24	141,751	7,674	3,423	401	101	133	158	153,665
Available for sale financial investments	360	10,423	4,798	4,047	14,404	10,133	12,392	11,934	68,491
Other financial assets	–	1,978	–	–	640	–	–	–	2,618
Total financial assets	792,060	323,411	23,781	26,771	74,527	65,977	78,041	155,086	1,539,654
Other assets									23,873
Total assets									1,563,527
Liabilities
Deposits from banks	7,866	79,507	880	896	416	1,218	333	–	91,116
Items in the course of collection due to other banks	965	4	–	–	–	–	–	–	969
Customer accounts	213,927	119,010	8,839	11,568	7,343	1,839	2,206	1,300	366,032
Repurchase agreements and other similar secured borrowing	23	196,066	9,356	1,554	125	130	36	2	207,292
Trading portfolio liabilities	45,887	–	–	–	–	–	–	–	45,887
Financial liabilities designated at fair value	1,525	11,743	4,033	11,077	19,826	16,283	11,511	10,318	86,316
Derivative financial instruments	524,551	345	146	44	577	564	592	1,091	527,910
Debt securities in issue	75	52,189	13,084	7,803	22,442	15,133	13,235	5,775	129,736
Subordinated liabilities	–	78	–	115	1,231	365	13,403	9,678	24,870
Other financial liabilities	–	3,629	–	–	1,594	–	–	–	5,223
Total financial liabilities	794,819	462,571	36,338	33,057	53,554	35,532	41,316	28,164	1,485,351
Other liabilities									12,980
Total liabilities									1,498,331
Cumulative liquidity gap	(2,759)	(141,919)	(154,476)	(160,762)	(139,789)	(109,344)	(72,619)	54,303	65,196

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2010	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	96,842	788	–	–	–	–	–	–	97,630
Items in the course of collection from other banks	1,168	216	–	–	–	–	–	–	1,384
Trading portfolio assets	168,867	–	–	–	–	–	–	–	168,867
Financial assets designated at fair value	789	5,678	1,110	2,773	7,411	3,745	2,461	16,089	40,056
Derivative financial instruments	418,587	114	20	96	488	444	396	174	420,319
Loans and advances to banks	5,698	26,462	1,858	946	2,260	5	111	459	37,799
Loans and advances to customers	48,222	60,908	9,553	16,079	53,374	44,324	65,809	129,673	427,942
Reverse repurchase agreements and other similar secured lending	114	192,423	7,366	5,089	390	124	238	28	205,772
Available for sale financial investments	297	7,589	2,979	5,851	15,053	9,677	12,127	11,537	65,110
Other financial assets	–	2,040	–	–	784	–	–	–	2,824
Total financial assets	740,584	296,218	22,886	30,834	79,760	58,319	81,142	157,960	1,467,703
Other assets									21,942
Total assets									1,489,645
Liabilities
Deposits from banks	5,754	65,755	2,161	2,247	739	790	249	280	77,975
Items in the course of collection due to other banks	1,312	9	–	–	–	–	–	–	1,321
Customer accounts	230,880	77,607	13,959	11,423	5,211	3,539	2,263	906	345,788
Repurchase agreements and other similar secured borrowing	907	216,454	4,358	2,755	739	256	59	6	225,534
Trading portfolio liabilities	72,693	–	–	–	–	–	–	–	72,693
Financial liabilities designated at fair value	1,237	17,866	6,191	6,963	21,453	18,446	13,553	10,073	95,782
Derivative financial instruments	403,163	303	72	101	390	927	286	274	405,516
Debt securities in issue	17	50,735	17,982	33,172	23,130	13,032	12,028	6,527	156,623
Subordinated liabilities	–	835	–	218	2,094	475	9,499	15,378	28,499
Other financial liabilities	–	4,295	–	–	990	–	–	–	5,285
Total financial liabilities	715,963	433,859	44,723	56,879	54,746	37,465	37,937	33,444	1,415,016
Other liabilities									12,367
Total liabilities									1,427,383
Cumulative liquidity gap	24,621	(113,020)	(134,857)	(160,902)	(135,888)	(115,034)	(71,829)	52,687	62,262

Expected maturity dates do not differ significantly from the contract dates, except for:

–	Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology;

–	Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type; and

–	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Risk management

Funding risk – Liquidity continued

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

Contractual maturity of financial liabilities – undiscounted (audited)
	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
As at 31 December 2011
Deposits from banks	7,866	81,308	1,651	409	91,234
Items in the course of collection due to other banks	965	4	–	–	969
Customer accounts	213,927	139,617	9,418	5,659	368,621
Reverse repurchase agreements and other similar secured lending	23	207,000	257	41	207,321
Trading portfolio liabilities	45,887	–	–	–	45,887
Financial liabilities designated at fair value	1,525	28,147	39,459	30,743	99,874
Derivative financial instruments	524,551	828	1,512	2,333	529,224
Debt securities in issue	75	74,953	40,983	21,754	137,765
Subordinated liabilities	–	1,002	4,456	27,584	33,042
Other financial liabilities	–	3,629	1,594	–	5,223
Total financial liabilities	794,819	536,488	99,330	88,523	1,519,160
Off-balance sheet items
Loan commitments	223,622	12,071	3,548	1,125	240,366
Other commitments	364	793	198	6	1,361
Total off-balance sheet items	223,986	12,864	3,746	1,131	241,727
Total financial liabilities and off-balance sheet items	1,018,805	549,352	103,076	89,654	1,760,887

At 31 December 2010
Deposits from banks	5,754	70,197	1,636	613	78,200
Items in the course of collection due to other banks	1,312	9	–	–	1,321
Customer accounts	230,880	103,119	9,169	3,446	346,614
Reverse repurchase agreements and other similar secured lending	907	223,589	1,099	71	225,666
Trading portfolio liabilities	72,693	–	–	–	72,693
Financial liabilities designated at fair value	1,237	32,408	45,573	34,745	113,963
Derivative financial instruments	403,163	509	1,478	1,131	406,281
Debt securities in issue	17	103,437	39,519	26,304	169,277
Subordinated liabilities	–	1,934	5,645	26,785	34,364
Other financial liabilities	–	4,295	990	–	5,285
Total financial liabilities	715,963	539,497	105,109	93,095	1,453,664
Off-balance sheet items
Loan commitments	188,958	17,755	5,912	10,416	223,041
Other commitments	227	806	183	–	1,216
Total off-balance sheet items	189,185	18,561	6,095	10,416	224,257
Total financial liabilities and off-balance sheet items	905,148	558,058	111,204	103,511	1,677,921

Risk management

Operational risk management

All disclosures in this section (pages 124 to 126) are unaudited

Operational risk

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

Overview

The management of operational risk has two key objectives:

–	To minimise the impact of losses suffered in the normal course of business (expected losses) and to avoid or reduce the likelihood of suffering a large extreme (or unexpected) loss; and

–	To improve the effective management of the Barclays Group and strengthen its brand and external reputation.

Barclays is committed to the management and measurement of operational risk and was granted a waiver to operate an Advanced Measurement Approach (AMA) for operational risk under Basel 2, which commenced in January 2008. The majority of the Group calculates regulatory capital using AMA, however, in specific areas we apply the Basic Indicator Approach. In certain joint ventures and associates, Barclays may not be able to apply the AMA.

Areas where the Group is working towards the rollout of AMA and the Basic Indicator Approach is applied are: the Africa RBB businesses, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); Barclays Bank PLC Pakistan; Barclays Investment and Loans India Limited; the business activities acquired from Lehman Brothers; and the portfolios of assets purchased from Woolworths Financial Services in South Africa, Citi Cards Portugal and Italy, Standard Life Bank, MBNA Corporate Cards, Upromise and Egg Cards.

Barclays works to benchmark its internal operational risk practices with peer banks and to drive the development of advanced operational risk techniques across the industry.

Organisation and structure

Operational risk is one of four Principal Risks in the Barclays Principal Risks Framework and comprises a number of specific key risks defined as follows:

–	External supplier risk – Inadequate selection and ongoing management of external suppliers;

–	Financial reporting risk – Reporting mis-statement or omission within external financial or regulatory reporting;

–	Fraud risk – Dishonest behaviour with the intent to make a gain or cause a loss to others;

–	Information risk – Inadequate protection of Barclays information in accordance with its value and sensitivity;

–	Legal risk – Failure to identify and manage legal risks;

–	Product risk – Inadequate design, assessment and testing of products/ services;

–	Payment process risk – Failure in operation of payments processes;

–	People risk – Insufficient people /capabilities and/or inappropriate behaviours and/or unsafe working environments;

–	Premises & security risk – Unavailability of premises to meet business requirements or inadequate protection of physical assets, employees and customers against criminal, terrorist and adverse political activities;

–	Regulatory risk – Failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry;

–	Taxation risk – Failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage;

–	Technology risk – Failure to develop and deploy secure, stable and reliable technology solutions; and

–	Transaction operations risk – Failure in the management of critical transaction processes.

These risks can result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

Risk management

Operational risk management continued

The operational risk framework comprises a number of elements which allow Barclays to manage and measure its Operational risk profile and to calculate the amount of operational risk capital that Barclays needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Group Operational risk policies. This framework is implemented across the Group: vertically, through the organisational structure with all Business Units required to implement and operate an operational risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and horizontally, with the Group Key Risk Owners required to monitor information relevant to their key risk from each Operational Risk Framework element.

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

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Operational risk managers are widely distributed throughout the Group and support these areas, assisting line managers in understanding and managing their risks.

The Operational Risk Director (or equivalent) for each Business Unit is responsible for ensuring the implementation of and compliance with Group Operational Risk policies.

The Group Operational Risk Director is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of operational risk across the Group.

The Operational Risk Committee (ORC) is the senior executive body responsible for the oversight and challenge of operational risk in Barclays. The Group Operational Risk Executive Committee (GOREC) assists with this oversight. GOREC is a sub-committee of the ORC, the output of which is presented to the BRC.

In addition, Governance and Control Committees (G&CCs) in each business monitor control effectiveness. The Group G&CC receives reports from these committees and considers Group-significant control issues and their remediation. The Group G&CC presents to the Board Audit Committee (BAC).

Business units are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks to their business objectives and the effectiveness of key controls, control issues of Group-level significance, operational risk events and a review of scenarios and capital. Specific reports are prepared on a regular basis for GOREC, ORC, BRC and BAC.

The Internal Audit function provides further independent review and challenge of the Group’s operational risk management controls, processes and systems and reports to the Board and senior management.

Operational risk management

The Barclays Operational Risk Framework is a key component of GICAF and has been designed to meet a number of external governance requirements including Basel, the Capital Requirements Directive and Turnbull. It also supports the Sarbanes-Oxley requirements.

The Operational Risk framework includes the following elements:

Risk assessments

Barclays identifies and assesses all material risks within each business unit and evaluates the key controls in place to mitigate those risks. Managers in the business units use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to Barclays. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

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

Barclays shares and receives an anonymous sub-set of KRS information with the ORX community in order to compare and contrast scenario analysis with peers.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

Operational risk appetite

Barclays approach to determining appetite for operational risk combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non-financial risks. This approach is applied at both an overall operational risk level and for individual key risks.

The monitoring and tracking of operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the action being taken to improve controls and reduce risk to an acceptable level.

Operational risk appetite is aligned to the Group’s Risk Appetite Framework.

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

Operational risk profile

A high proportion of Barclays operational risk events have a low associated financial cost and a very small proportion of operational risk events have a material impact. In 2011, 70.4% of operational losses had a value of £50,000 or less (2010: 75.0%) and accounted for 1.9% of the overall impact (2010: 3.7%). In contrast, 4.1% of the operational risk events had a value of £1m or greater (2010: 2.5%) and accounted for 91.1% of the overall impact (2010: 86.5%).

The Group monitors trends in operational risk events by size, business unit and internal risk categories (including Key Risk). For comparative purposes, the analysis below presents Barclays operational risk events by Basel 2 category. In 2011, the highest frequency of events occurred in External Fraud (42.5%) and Execution, Delivery and Process Management (36.9%). Clients, Products and Business Practices accounted for the highest proportion of losses by value, with 66% (2010: 67.9%). The continued high impact in this category was driven by the £1bn provision for PPI which was announced in May 2011. The volume of external fraud events remained broadly stable in 2011, although there was an increase in value due to a small number of high value fraud events.

Risk management

Supervision and regulation

All disclosures in this section (pages 127 to 131) are unaudited

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business. These apply to business operations and affect financial returns and include reserve and reporting requirements and prudential and conduct of business regulations. These requirements are set by the relevant central banks and regulatory authorities that supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, among others, the Basel Committee on Banking Supervision and the International Organisation of Securities Commissions. They also reflect requirements derived from EU directives.

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

The starting point for supervision of all financial institutions is a systematic analysis of the risk profile of each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. This is supplemented with a rolling programme of continuous intensive and intrusive engagement on prudential and conduct matters with high impact firms, such as Barclays. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, liquidity and rules of business conduct.

The Banking Act 2009 (the Banking Act) provides a regime to allow the FSA, the UK Treasury and the Bank of England to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers, including (a) the power to issue share transfer orders pursuant to which all or some of the securities issued by a bank may be transferred to a commercial purchaser or Bank of England entity and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

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

The Financial Services Act 2010, among other things, requires the FSA to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with both effective risk management and the standards issued by the Financial Stability Board. The FSA is mandated to make rules that require authorised firms (or a subset of authorised firms) to draw up recovery and resolution plans and to consult with the Treasury and the Bank of England on the adequacy of firms’ plans. This Act also allows the FSA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements that may have created consumer detriment.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme – FSCS) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other currencies are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results. Further details can be found in Note 28 on page 217.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission, the Monetary Authority of Singapore, the China Banking Regulatory Commission and the Reserve Bank of India); Africa and the Middle East (various regulatory authorities including the South African Reserve Bank) and the United States of America (including the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC), the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

Regulation in the UK is considerably shaped and influenced by EU directives and regulations. These provide the structure of the European Single Market, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays operations in Europe are authorised and regulated by a combination of both home (the FSA) and host regulators.

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

In the United States, Barclays PLC, Barclays Bank PLC and Barclays US banking subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended (BHC Act), the Foreign Bank Supervision Enhancement Act of 1991, the Financial Services Modernization Act of 1999, the USA PATRIOT Act of 2001 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Barclays Bank PLC’s branches in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC), the Delaware State Bank Commissioner and the Bureau of Consumer Financial Protection. In addition, the FRB is the primary US federal regulator for the New York and Florida branches and also exercises umbrella regulatory authority over Barclays other US operations. The regulation of Barclays and its US banking subsidiary imposes restrictions on the activities of Barclays, including its US banking subsidiary and Barclays Bank PLC’s US branches, as well as prudential restrictions, such as limits on extensions of credit by Barclays Bank PLC’s US branches and the US banking subsidiary to a single borrower and to Barclays subsidiaries and affiliates. Only the deposits of Barclays Bank Delaware are insured by the FDIC. Barclays Wealth Trustees (US) NA is an uninsured non-depository trust company chartered and supervised by the OCC.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency.

In addition to the direct regulation of Barclays US banking offices, Barclays US operations are subject to regulation by the FRB under various laws, including the BHC Act. Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB. Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to registered bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. Financial holding companies such as Barclays PLC and Barclays Bank PLC are required to meet or exceed certain capital ratios and be deemed to be ‘well managed,’ and Barclays Bank Delaware and Barclays Wealth Trustees (US) NA are each required to meet certain capital requirements, be deemed to be ‘well managed’ and must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977 (CRA). Entities ceasing to meet any of these requirements are allotted a period of time in which to restore capital levels or the management or CRA rating. In such case, if the capital level or rating is not restored, the Group may be required by the FRB to cease certain activities in the United States.

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

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution. See Note 32 to the financial statements for further discussion of regulatory matters.

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

Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (FINRA), the CFTC and other government agencies and self-regulatory organisations (SROs). Barclays US commodity futures and options related operations are subject to ongoing supervision and regulation by the CTFC, the National Futures Association and other SROs. Depending upon the specific nature of a broker-dealers business, it may also be regulated by some or all of the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees.

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

The credit card-related activities of the Group in the US are subject to the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (Credit CARD Act) which was enacted by Congress in May 2009 to prohibit certain credit card pricing and marketing practices for consumer credit card accounts. Among the numerous provisions, which came into effect at various times through October 2011, are those that prohibit increasing rates on existing balances and over limit fees in most instances, restrict increasing fees and rates prospectively, restrict what penalty fees can be assessed, regulate how payments are to be allocated to different balances and how the billing process is to work, and revises all communications to cardholders.

Regulatory Developments

The financial crisis has generated regulatory change that is having and will continue to have a substantial impact on all financial institutions, including the Group. While some of the broad lines of change and some of the impacts of these changes are becoming clearer, a significant amount remains to be determined. Regulatory change is being pursued at a number of levels, globally notably through the G20, Financial Stability Board (FSB) and BCBS, regionally through the European Union and nationally, especially in the UK and US. It is of importance to the Group and to the banking industry generally that the various bodies work harmoniously and that a globally consistent approach is taken to banking regulation. Increased prudential requirements and changes to what is defined to constitute capital may affect the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. Similarly, increased requirements in relation to capital markets activities and to market conduct requirements may affect the Group’s planned activities and could increase costs and thereby contribute to adverse impacts on the Group’s earnings.

Global

The programme of reform of the global regulatory framework that was agreed by G20 Heads of Government in April 2009 has continued to advance substantially during 2011. The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme. It has focused particularly on the risks posed by systemically important financial institutions (SIFI). At the Cannes summit in November 2011, G20 Heads of Government adopted FSB proposals for a programme to reform the regulation of globally systematically important financial institutions (G-SIFIs). A key element of this programme is that systemic institutions, including G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a G-SIFI by the FSB. G-SIFIs will be subject to:

–	A new international standard for national resolution regimes. Among other things, this seeks to give resolution authorities powers to intervene in and resolve a financial institution that is no longer viable, including through the transfers of business and creditor financed recapitalisation (bail-in within resolution) that allocates losses to shareholders and unsecured and uninsured creditors in their order of seniority, at a regulator-determined point of non-viability that may precede insolvency.

–	Requirements for resolvability assessments and for recovery and resolution planning.

–	Requirements for banks determined to be globally systemically important to have additional loss absorption capacity above that required by Basel 3 standards (see below). These surcharges have been tailored to the impact of the default of the G-SIFI using a methodology developed in 2011 by the BCBS. The surcharges rise in increments from 1% to 2.5% of risk-weighted assets (with an empty bucket of 3.5% to discourage institutions from developing their business in a way that heightens their systemic nature). This additional buffer must be met with common equity.

–	More intensive supervision, including through stronger supervisory mandates, resources and powers, and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls.

G-SIFIs will be subject to enhanced supervision and a comprehensive crisis management framework within supervisory colleges. The concept of bail-in may affect the rights of senior unsecured creditors subject to any bail-in in the event of a resolution of a failing bank.

Risk management

Supervision and regulation continued

G-SIFIs will need to meet the resolution planning requirements by the end of 2012. The additional loss absorbency requirements will initially apply to those banks identified in November 2014 as globally systemically important. The loss absorbency requirements will be phased in starting in January 2016 with full implementation by January 2019. G-SIFIs must also meet the higher supervisory expectations for data aggregation capabilities by January 2016.

The BCBS issued the final guidelines on Basel 3 capital and liquidity standards in December 2010. It has continued to refine elements of this package, notably in relation to counterparty credit risk where revisions were made in July and November 2011. The requirements of Basel 3 will be applicable from 1 January 2013 with a number of transitional provisions that run to the end of 2018. An assessment of the likely impact of the Basel 3 capital, leverage and liquidity requirements and the Group response can be found on pages 110-111 and 116.

The BCBS also maintains a number of active work streams that will affect the Group. These include a fundamental review of the trading book whose results are expected to be published in 2012. The BCBS is also understood to be examining a regime for large exposures. These developments may further increase the capital required by the Group to transact affected business and/or affect the ability of the Group to undertake certain transactions.

European Union

The EU has amended its regulatory structure as part of its response to the financial crisis. On 1 January 2011, a number of new bodies came into being, including the European Systemic Risk Board to monitor the financial system and advise on macro-prudential actions and the European Banking Authority charged with the development of a single rulebook for banks in the EU and with enhancing co-operation between national supervisory authorities, especially in the context of the supervision of banks that operate across borders within the EU. The European Securities Markets Authority has a similar role in relation to the capital markets and to banks and other firms doing investment and capital markets business. The European Banking Authority and the European Securities Markets Authority each have the power to mediate between and override national authorities under certain circumstances. National authorities, however, remain responsible for the day-to-day supervision of financial institutions.

Basel 3 will be implemented in the EU by amendment to the Capital Requirements Directive (CRD). Formal proposals to amend the CRD were adopted by the European Commission in July 2011. These take the form of a regulation and a directive which are currently going through the EU legislative process. Much of the detailed implementation is expected to be done through binding technical standards to be adopted by the European Banking Authority, that are intended to ensure a harmonised application of rules through the EU but which have yet to be developed. While there may be some differences of detail between CRD 4 and Basel 3, the current expectation is that the overall impact will be similar.

In addition, other amendments are being made to the EU framework of directives, including to the Directive on Deposit Guarantee Schemes. This may affect the amounts to which the Group may be liable to fund the compensation of depositors of failed banks. The proposal also envisages that national schemes should be pre-funded, with a fund to be raised over a number of years. This would be a significant change for UK banks where levies are currently raised as needed after failure. The proposals remain under debate and the financial impact on the Group is not yet clear.

As anticipated, the European Commission has adopted proposals to amend the Markets in Financial Instruments Directive. This will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers. These proposals are at a very early stage of their consideration by the EU institutions and the overall impact of them on the Group is not yet clear.

Other EU developments of note include consideration of European arrangements in respect of crisis management and the resolution of financial institutions. The European Commission issued a discussion paper in January 2011 and proposals for legislation which were expected in 2011 are now expected later in 2012. These are likely to include provisions on bail-in within resolution and other matters that may have an impact on the rights of shareholders and creditors of failing institutions. The Commission has also announced in November 2011 the creation of an expert group on the structural aspects of the EU banking sector. The group was due to start work in February 2012 and finish during the course of summer. Its mandate will be to determine whether, in addition to ongoing regulatory reforms, structural reforms of EU banks would strengthen financial stability and improve efficiency and consumer protection, and if that is the case make any relevant proposals as appropriate.

United Kingdom

The Government is reforming the structure of regulation to replace the FSA and the tripartite system that also involved the Bank of England and HM Treasury. This is intended to promote financial stability and to increase the intensity of supervisory scrutiny of the financial sector, including the Group. The Government has tabled a Bill that proposes that a Financial Policy Committee should be established in the Bank of England with responsibility for the monitoring and control of systemic risk, including the deployment of macro-prudential tools of supervision, which, while still to be determined, may include the imposition of additional capital and liquidity buffers and interventions in the terms of transactions in particular markets. Responsibility for prudential regulation will pass to a Prudential Regulation Authority to be established as a subsidiary of the Bank of England, while a Financial Conduct Authority (FCA), as a successor body to the FSA, will be responsible for issues of business and market conduct and market regulation. The FCA will also be the UK listing authority. This process is not expected to be complete before early 2013. In anticipation of the new regulatory structure, an interim Financial Policy Committee has been created and the FSA reorganised itself into separate Prudential and Consumer and Markets business units on 4 April 2011. In April 2012, the two business units will begin to shadow the forthcoming regime and operate as if they were the PRA and FCA to the extent permitted by existing law.

The ICB issued its final report in September 2011. Among other things, the recommendations included that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (“ring-fencing”); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals. The UK Government published its response to the ICB recommendations in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019. The Government will publish a White Paper in late spring 2012 with further details on how the recommendations will be implemented.

The FSA continues to develop and apply its more intrusive and assertive approach to supervision and its policy of credible deterrence in relation to enforcement that has continued to see significant growth in the size of regulatory fines. In anticipation of international agreement, the FSA has established and implemented capital and liquidity requirements that are substantially increased from pre-crisis levels, and has, together with the Bank of England, proceeded to establish Recovery and Resolution Planning requirements. In keeping with the requirements of the FSB, the Group is required to submit a Recovery and Resolution Plan by 30 June 2012. The Retail Distribution Review and the Mortgage Market Review will affect the economics of investment advice and home finance provision respectively. The FSA, following consultation, has also made clear its intention to take a more interventionist approach to the design of financial products and to the governance processes around product design. This approach will be carried through into the FCA when it is established.

United States

The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA) became law in July 2010. The full scale of the DFA’s impact on the Group remains unclear because the rules required to implement many of the provisions of DFA have not been implemented and, in some areas, have yet to be proposed by the responsible agencies. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays business. Nonetheless, certain provisions of the DFA are particularly likely to have an effect on the Group, including in the following:

–	Systemic risk: The DFA created the Financial Stability Oversight Council (FSOC) and empowered it to make recommendations to the FRB to apply heightened supervisory requirements and prudential standards applicable to “systematically important” entities and activities and to work with all primary financial regulatory agencies to establish regulations, as necessary, to address financial stability concerns. In December 2011, the FRB issued proposed rules that bank holding companies with total consolidated assets of over US$50 billion, and other financial companies designated by the FSOC as systemically important, be subject to enhanced prudential standards, including (i) capital requirements and leverage limits, (ii) mandatory stress testing of capital levels, (iii) liquidity requirements, (iv) overall risk management requirements, and (v) concentration and credit exposure limits. However, as drafted, these would not currently affect the Group. Although the relevant sections of DFA apply both to domestic US bank holding companies with total consolidated assets of over US$50 billion and non-US banking organisations with US operations that have total consolidated assets of over US$50 billion, such as the Group, the FRB has deferred proposing rules to cover such non-US organisations. Instead, the proposed rules would apply only to a subsidiary of a foreign-owned US bank holding company if the subsidiary itself has US$50 billion or more in total consolidated assets. The Group’s only US-domiciled subsidiary bank holding company, Barclays Delaware Holdings, LLC, has total assets under this threshold. Nonetheless, it is possible that the FRB could propose additional rules that would apply similar enhanced prudential requirements to non-US banking organisations with US operations that have total consolidated assets of over US$50 billion, or to any other non-US banking organisation that the FSOC designates as systemically important. In this regard, it is potentially relevant that in November 2011 Barclays was listed by the FSB as a global systemically important bank. It is not yet clear what regard the FSOC or the other agencies will have to the home country prudential regulators of non-US organisations when considering the imposition of heightened prudential requirements on such organisations pursuant to the DFA.

–	Other enhanced prudential requirements: In addition to the ability of the FSOC to recommend heightened prudential standards for specific institutions, the DFA, separate and apart from Basel 3, also imposes higher capital, liquidity and leverage requirements on US banks and bank holding companies generally.

–	Restrictions on proprietary trading and fund-related activities: The so-called “Volcker Rule,” which will, once effective, significantly restrict the ability of US bank holding companies and their affiliates, and the US branches of foreign banks, to conduct proprietary trading in securities and derivatives as well as certain activities related to hedge funds and private equity funds. In October 2011, US regulators consulted on rules to implement the Volcker Rule. The proposed rules are highly complex and many aspects remain unclear, including the exemption from the proprietary trading and fund-related activity prohibitions for activities conducted by non-US organisations “solely outside the United States.” The agencies appeared to construe this exemption very narrowly in the proposed rules. Analysis continues of the proposals, but it is clear that compliance with them would entail significant effort by the Group. Although the Volcker Rule is likely to impose significant additional compliance and operational costs on the Group, the full impact will not be known with certainty until the rules have been finalised. Whilst the Group has identified that its private equity fund, hedge fund and trading operations may be affected by the Volcker Rule, until the final regulations are adopted, the impact on the Group’s ability to engage in these activities will be affected continues to remain uncertain. As such, it cannot currently be determined whether the restrictions will have a material effect on the Group. The statutory Volcker Rule provisions are scheduled to take effect in July 2012, regardless of whether the implementing rules have been finalised, and companies will have two years from that time to come into full compliance with them, subject to possible extensions.

Risk management

Supervision and regulation continued

–	Resolution plans: The DFA requires bank holding companies with total consolidated assets of US$50 billion or more to submit to the FRB and the FDIC, and regularly update, a plan for “rapid and orderly” resolution to be used if the company experiences material financial distress or failure. Non-US banking organisations that are treated as bank holding companies under US law, such as Barclays, are required to submit such plans with respect to their US operations if they have more than US$50 billion in US assets. Barclays US assets exceed US$250 billion, and as a result Barclays is required to submit a resolution plan by 1 July 2012.

–	Regulation of derivatives markets: Among the changes mandated by the DFA are that many types of derivatives now traded in the over-the counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. In addition, many participants in these markets will be required to register with the CFTC as “swap dealers” or “major swap participants” and/or with the US SEC as “securities swap dealers” or “major securities swap dealers” and be subject to CFTC and SEC regulation and oversight. Barclays Bank PLC and, potentially, one or more of its subsidiaries may be subjected to these requirements. Entities required to register will also be subject to business conduct, capital, margin, recordkeeping and reporting requirements. In addition, the CFTC, pursuant to the DFA, has adopted rules on position limits on derivatives on physical commodities. It is possible that additional regulation, and the related expenses and requirements, will restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets. Barclays Bank PLC and its subsidiaries may be exposed to these effects whether or not they are required to register in the capacities described. The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its subsidiaries in these markets and could make it more difficult and expensive to conduct hedging and trading activities. The DFA also contains a “derivatives push-out” requirement that, as early as 2013, could prevent the Group from conducting certain swaps-related activities in the US branches of Barclays Bank PLC.

–	Risk retention requirements for securitisations: The US federal banking agencies are required by the DFA to develop rules whereby anyone who organises or initiates an asset-backed security transaction must retain a portion (generally, at least five percent) of any credit risk that the person conveys to a third party. This may impact the participation by the Group’s US operations in such transactions.

–	Creation of the Bureau of Consumer Financial Protection (CFPB): The CFPB is empowered to regulate the credit card industry, including the terms of credit card agreements with consumers, disclosures, and fees. Actions by the CFPB in this area are likely to impact the Group’s US credit card business. The CFPB became operational in July 2011, and is soliciting public comment on a model credit card disclosure form and accepting consumer credit card complaints. More broadly, the CFPB has the authority to examine and take enforcement action against any US bank with over US$10 billion in total assets, such as Barclays Bank Delaware, with respect to its compliance with Federal laws regulating the provision of consumer financial services.

Financial review

133	Key performance indicators
137	Consolidated summary income statement
138	Income statement commentary
143	Consolidated summary balance sheet
144	Balance sheet commentary
146	Analysis of results by business

Cycle into Work

Graduates of the ‘Build a Bike’ course are offered the opportunity to progress to the ‘Cycle into Work’ stage to gain work experience and a City & Guilds

Cycle Mechanics and Customer Service qualification at Bikeworks.

Financial review

Key performance indicators

Capital KPIs

Definition	Why is it important to the business and management
Core Tier 1 ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are managed. Capital ratios express a bank’s capital as a percentage of its risk weighted assets as defined by the UK FSA. Core Tier 1 is broadly tangible shareholders’ funds less certain capital deductions.

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

11 – 11.0% 10 – 10.8% 09 – 10.0%

During 2011, the Group’s Core Tier 1 ratio strengthened to 11%, after absorbing the impact of CRD3.

Adjusted gross leverage

Adjusted gross leverage is the adjusted total tangible assets divided by total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, and cash collateral on derivative liabilities, goodwill and intangible assets. Tier 1 capital is defined by the UK FSA. The calculation of adjusted gross leverage, as well as the ratio of total assets to total shareholders equity is shown on page 108.

Barclays recognises that there will be more capital and less leverage in the banking system and that lower levels of leverage are regarded as a key measure of stability going forward. This is consistent with the views of our regulators and investors.

11 – 20X 10 – 20X 09 – 20X

In 2011, adjusted gross leverage remained stable at 20 times principally as the reduction in qualifying Tier 1 capital to £50.5bn (2010: £53.5bn) was offset by the 5% reduction in adjusted total tangible assets to £1 trillion.
Returns KPIs
Definition	Why is it important to the business and management
Return on average shareholders’ equity (RoE)		RoE

RoE is calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity excluding non-controlling interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves. At a business level, equity is allocated to businesses based on an assumed Core Tier 1 ratio of 10% and any excess capital is retained at Group Centre as a buffer.

These measures indicate the returns generated based on the risk weighted assets and shareholders equity. Achieving target returns is a key driver for total shareholder return and demonstrates the organisation’s ability to execute its strategy and align interests of management and shareholders.

11 – 5.8% 10 – 7.2% 09 – 6.7%

Adjusted RoE 11 – 6.6% 10 – 6.8% 09 – 6.9%

Return on average tangible shareholders’ equity (RoTE)		RoTE
RoTE is calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity, excluding non-controlling interests, goodwill and intangible assets.	In targeting these return measures on a sustainable basis, the Group also closely monitors its position against other key measures of financial stability including capital, leverage and liquidity.	11 – 6.9% 10 – 8.7% 09 – 9.0%
Adjusted RoTE 11 – 7.9% 10 – 8.2% 09 – 9.3%

Returns KPIs continued

Definition	Why is it important to the business and management
Return on average risk weighted assets (RoRWA)		RoRWA
RoRWA is calculated as profit after tax for the year divided by average risk weighted assets, which is a risk based measure of assets defined by the UK Financial Services Authority.		11 – 1.0% 10 – 1.1% 09 – 0.9% Adjusted RoRWA[1] 11 – 1.1% 10 – 1.1% 09 – 0.9%

Profit before tax (PBT)		PBT

PBT is stated in accordance with IFRS and represents total income less impairment charges and operating expenses. Adjusted PBT represents PBT adjusted to exclude the impact of own credit, gains on debt buy-backs, loss on disposal of a portion of, and impairment of the remainder of the Group’s investment in, BlackRock, Inc., the provision for Payment Protection Insurance (PPI) redress, goodwill impairments, and gains and losses on acquisitions and disposals of subsidiaries, associates and joint ventures.

PBT and adjusted PBT are the two primary profitability measures used by management to assess performance. PBT is a key indicator of financial performance to many of our stakeholders.

Adjusted PBT is presented to provide a more consistent basis for comparing business performance between periods.

11 – £5,879m 10 – £6,065m 09 – £4,585m
Adjusted PBT 11 – £5,590m 10 – £5,707m 09 – £4,942m

Cost income ratio
Cost: income ratio is defined as operating expenses compared to total income net of insurance claims.

This is a measure management uses to assess the productivity of the business operations. Restructuring the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income. In 2011 we set a target to take £1bn off our run-rate cost base on a full year basis by 2013. We have now increased the target to £2bn.

11 – 64% 10 – 64% 09 – 57%

Loan loss rate
The loan loss rate is quoted in basis points and represents the impairment charge on loans and advances divided by gross loans and advances held at amortised cost at the balance sheet date.

The granting of credit is one of Barclays major sources of income and its most significant risk. The loan loss rate is an indicator of the cost of granting credit.

During 2011 impairment continued to improve across all our businesses and a 2% increase in loans and advances resulted in a lower overall Group loan loss rate of 77bps (2010: 118bps).

11 – 77bps 10 – 118 bps 09 – 156 bps

Dividend per share
It is the Group’s policy to declare and pay dividends on a quarterly basis. In a normal year there will be three equal payments in June, September and December and a final variable payment in March.

The ability to pay dividends demonstrates the financial strength of the Group. Whilst recognising the market’s desire for us to maintain strong capital ratios, in light of the regulatory and economic uncertainty, we have taken a prudent approach of prioritising capital retention and significantly reducing the distribution through dividends from historical levels of 50% whilst seeking to ensure that pay-outs also increase progressively from their low point in 2009.

11 – 6.0p 10 – 5.5p 09 – 2.5p

Note

1	Adjusted return on risk weighted assets is calculated as adjusted profit after tax (see page 274) divided by average risk weighted assets.

Financial review

Key performance indicators continued

Income growth KPIs

Definition	Why is it important to the business and management
Total income
Defined as total income net of insurance claims.	Total income is a key indicator of financial performance to many of our stakeholders and income growth a key execution priority for Barclays management. Group total income increased 3% to £32bn.		11 – £32,292m 10 – £31,440m 09 – £29,123m

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

	Geographic split of income	2011%	2010%	2009%

	UK	49	40	44
	Europe	13	15	15
	Americas	19	25	23
	Africa and the Middle East	15	16	15
	Asia	4	4	3

Citizenship KPIs

Definition	Why is it important to the business and management
Gross new lending to UK households and businesses
Defined as lending to UK households and businesses with UK based activities.

We have a clear sense of our business purpose – to help individuals, businesses and economies progress and grow. We clearly demonstrated this in 2011 by delivering £45.0bn gross new lending to UK households and businesses. We exceeded Project Merlin targets by 13% in providing £43.6bn to UK businesses, including £14.7bn to SMEs. We also supported 10,000 first time buyers and the formation of over 100,000 new businesses.

11 – £45.0bn 10 – £43.5bn 09 – £35.0bn

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

11 – £63.5m 10 – £55.3m 09 – £54.9m

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

11 – 73,000 10 – 62,000 09 – 58,000

Group Employee Opinion Survey (EOS)[a] – Proud to be Barclays

EOS are used across the organisation to understand our employees’ views and prioritise management actions in order to meet employee needs. This KPI is a calibration of different survey scores across Barclays for a question measuring sense of pride in being associated with or working for Barclays. The average scores for each year are given.

Understanding levels of employee engagement and sense of commitment to Barclays is important as there is a strong correlation between these factors and our employees’ commitment to serving the needs of our customers and clients.

11 – 81% 10 – 83% 09 – 81%

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

11 – 22% 10 – 24% 09 – 24%

Note

a	EOS figure excludes Absa and Barclays Capital for 2011 as surveys conducted in 2010 in Absa and Barclays Capital were designed to span a two-year cycle. Taking their 2010 survey findings into account, the group-wide rate for 2011 is 82%.

Financial review

Consolidated summary income statement

For the year ended 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Continuing operations
Net interest income	12,201	12,523	11,918	11,469	9,598
Non-interest income net of claims and benefits on insurance contracts	20,091	18,917	17,205	9,730	11,446
Total income net of insurance claims	32,292	31,440	29,123	21,199	21,044
Credit impairment charges and other provisions	(3,802)	(5,672)	(8,071)	(5,419)	(2,795)
Impairment of investment in BlackRock, Inc.	(1,800)	–	–	–	–
Operating expenses	(20,777)	(19,971)	(16,715)	(13,391)	(12,096)
Other	(34)	268	248	2,747	70
Profit before tax	5,879	6,065	4,585	5,136	6,223
Taxation	(1,928)	(1,516)	(1,074)	(453)	(1,699)
Profit after tax from continuing operations	3,951	4,549	3,511	4,683	4,524
Profit for the year from discontinued operations, including gain on disposal	–	–	6,777	604	571
Profit after tax	3,951	4,549	10,288	5,287	5,095
Profit attributable to equity holders of the Parent	3,007	3,564	9,393	4,382	4,417
Profit attributable to non-controlling interests	944	985	895	905	678
	3,951	4,549	10,288	5,287	5,095

Selected financial statistics
Basic earnings per share from continuing operations	25.1p	30.4p	24.1p	51.4p	60.6p
Basic earnings per share	25.1p	30.4p	86.2p	59.3p	68.9p
Diluted earnings per share	24.0p	28.5p	81.6p	57.5p	66.9p
Dividends per ordinary share	6.0p	5.5p	2.5p	11.5p	34.0p
Dividend payout ratio	23.9%	18.1%	2.9%	19.4%	49.3%
Return on average shareholders equity[a]	5.8%	7.2%	23.8%	16.5%	20.3%
Return on average total assets[b]	0.2%	0.2%	0.5%	0.2%	0.3%
Average United States Dollar exchange rate[c]	1.61	1.55	1.57	1.86	2.00
Average Euro exchange rate[c]	1.15	1.17	1.12	1.26	1.46
Average Rand exchange rate[c]	11.60	11.31	13.14	15.17	14.11

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Notes

a	Return on average shareholders equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.
b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.
c	The average rates are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

Financial review

Income statement commentarya

2011

Barclays delivered profit before tax of £5,879m in 2011, a decrease of 3%. Excluding movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc. provision for PPI and goodwill impairment Group profit before tax decreased 2% to £5,590m.

Income increased 3% to £32,292m. Income excluding own credit and debt buy backs decreased 8% to £28,512m principally reflecting a decrease in income at Barclays Capital. Income increased in most other businesses despite continued low interest rates and difficult macroeconomic conditions. The RBB, Corporate and Wealth net interest margin remained stable at 204bps (2010: 203bps). Net interest income from RBB, Corporate, Wealth and Barclays Capital increased 5% to £13.2bn, of which the contribution from hedging (including £463m of increased gains from the disposal of hedging instruments) increased by 3%.

Credit impairment charges and other provisions decreased 33% to £3,802m reflecting significant improvements across all businesses. Impairment charges as a proportion of Group loans and advances as at 31 December 2011 improved to 77bps, compared to 118bps for 2010. In addition, impairment of £1,800m was taken against the investment in BlackRock, Inc.

As a result, net operating income for the Group after impairment charges increased 4% to £26,690m.

Operating expenses increased 4% to £20,777m in 2011. Operating expenses, excluding £1,000m provision for PPI redress, £597m (2010: £243m) goodwill impairment, and the UK bank levy of £325m, were down 4% to £18,855m, which included £408m (2010: £330m) of restructuring charges. Despite cost savings, the cost: income ratio remained stable at 64% (2010: 64%).

The effective tax rate increased to 32.8% (2010: 25.0%), principally due to non-deductible charges arising on the impairment of BlackRock, Inc. and goodwill, and the UK bank levy.

2010

Profit before tax increased 32% to £6,065m in 2010. Excluding movements on own credit, gains on debt buy-backs, gains on acquisitions and disposals and goodwill impairment Group profit before tax increased 15% to £5,707m.

Income increased 8% to £31,440m, principally reflecting a substantial reduction in losses taken through income relating to credit market exposures at Barclays Capital.

Credit impairment charges and other provisions improved 30% to £5,672m. This was after an increase of £630m in impairment on the Spanish loan book in Barclays Corporate and impairment of £532m relating to the Protium loan in Barclays Capital. All businesses other than Barclays Corporate reported improvements in impairment charges. Overall impairment charges as a proportion of Group loans and advances as at 31 December 2010 was 118bps, compared to 156bps for 2009.

Net operating income for the Group after impairment charges increased 22% to £25,768m.

Operating expenses increased £3,256m to £19,971m, a 19% rise compared to the 22% growth in net operating income. Across the Group, restructuring charges totalled £330m (2009: £87m) focusing on delivering future cost and business efficiencies. Goodwill of £243m was written off to reflect impairment to the carrying value of Barclays Bank Russia business as our activities there are refocused. As a result, the Group’s cost: income ratio increased to 64% (2009: 57%). The cost: net operating income ratio improved from 79% to 78%, reflecting the reduced impairment charges compared with 2009.

Net interest income

	2011 £m	2010 £m	2009 £m
RBB, Corporate and Wealth customer interest income
– Customer assets	6,983	6,956	7,110
– Customer liabilities	2,866	2,167	1,407
	9,849	9,123	8,517
RBB, Corporate and Wealth non-customer interest income
– Product structural hedge	1,168	1,403	1,364
– Equity structural hedge	824	731	537
– Other	148	116	399
Total RBB, Corporate and Wealth net interest income	11,989	11,373	10,817
Barclays Capital	1,177	1,121	1,598
Head Office and Investment Management	(965)	29	(497)
Group net interest income	12,201	12,523	11,918

2011

Group net interest income decreased £322m to £12,201m reflecting an increase in customer net interest income, more than offset by a reduction in benefits from Group hedging activities and reduced income transferred from trading income within Head Office relating to interest rate swaps used for hedge accounting purposes. The net interest margin for RBB, Corporate and Wealth remained stable at 2.04% (2010: 2.03%).

Group net interest income includes the impact of economic equity structural hedges used to manage the volatility in earnings on the Group’s equity. Equity structural hedges generated a gain of £2,109m in 2011 (2010: gain £1,788m), of which £824m (2010: £731m) related to RBB, Corporate and Wealth.

2010

Group net interest income increased £605m to £12,523m and included the impact of the acquisitions of Standard Life Bank and the Portuguese and Italian credit card businesses of Citigroup in Europe RBB, and currency translation gains in Absa. These impacts have been partly off-set by the continued effects of liability margin compression being felt across the Group. Equity structural hedges generated a gain of £1,788m in 2010 (2009: gain £1,162m).

Further discussion of margins is included in the analysis of results by business and on page 99.

Notes

a   This financial review contains certain non-IFRS measures which are described in more detail on page (i). Reconciliations of such non-IFRS measures to the most directly comparable IFRS measure are on pages 273 to 276.

Financial review

Income statement commentary continued

Non-interest income

	2011 £m	2010 £m	2009 £m
Net fee and commission income	8,622	8,871	8,418
Net trading income	7,660	8,078	7,001
Net investment income	2,305	1,477	56
Net premiums from insurance contracts	1,076	1,137	1,172
Gains on debt buy-backs and extinguishments	1,130	–	1,249
Other income	39	118	140
Net claims and benefits incurred on insurance contracts	(741)	(764)	(831)
Non-interest income	20,091	18,917	17,205

2011

Net fee and commission income declined £249m to £8,622m, primarily due to financial advisory and debt underwriting income within Barclays Capital being impacted by lower deal activity.

Net trading income decreased £418m to £7,660m. Trading income, which principally arises in Barclays Capital decreased 36% to £4,952m reflecting lower contributions from Commodities and Fixed income Rates and Credit, partially offset by an increase in currency benefiting from market volatility and strong client volumes. The impact from difficult trading conditions was partially offset by a gain on own credit of £2,708m (2010: £391m).

Net investment income increased £828m to £2,305m driven by the gains on the sale of hedging instruments held as part of the economic structural hedge portfolio together with gains on disposals of other available for sale assets and increases in other investment income.

Net premiums from insurance contracts less claims and benefits received reduced 10% to £335m.

Gains on debt buy-backs and extinguishments were £1,130m (2010: £nil) resulting from the retirement of Tier 1 capital, which will not qualify as Tier 1 capital under Basel 3.

2010

Net fee and commission income increased £453m to £8,871m, primarily due to Barclays Capital performance across Investment Banking and Equities.

Net trading income increased £1,077m to £8,078m. Trading income decreased 13% to £7,687m reflecting a more challenging market environment compared with the very strong prior year. The impact from difficult trading conditions was more than offset by a £4,293m reduction in credit market fair value losses to £124m (2009: £4,417m) and a gain on own credit of £391m (2009: £1,820m loss).

Net investment income increased £1,421m to £1,477m driven by the gains on the sale of hedging instruments held as part of the economic structural hedge portfolio together with realised gains on principal investments, the disposal of available for sale assets and a reduction in fair value losses within Barclays Capital.

Net premiums from insurance contracts less claims and benefits incurred increased 9% to £373m.

Gains on debt buy-backs and extinguishments were £nil (2009: £1,249m).

Credit impairment charges and impairment on available for sale assets

	2011 £m	2010 £m	2009 £m
Loan impairment	3,790	5,625	7,358
Impairment charges on available for sale assets (excluding BlackRock, Inc.)	60	51	670
Impairment charges/(writebacks) on reverse repurchase agreements	(48)	(4)	43
Credit impairment charges and other provisions	3,802	5,672	8,071
Impairment of investment in BlackRock, Inc.	1,800	–	–

2011

Loan impairment fell 33% to £3,790m, reflecting generally improving underlying trends across the majority of retail and wholesale businesses. Retail impairment charges reduced 27%, principally relating to Barclaycard, UKRBB and Africa RBB. Wholesale impairment charges reduced 41%, principally reflecting lower charges in Spain and in Barclays Capital, including a release of £223m relating to the loan to Protium which has now been repaid.

As at 30 September 2011, an impairment charge of £1,800m was recognised resulting from an assessment that there was objective evidence that the Group’s investment in BlackRock, Inc. was impaired. The impairment reflects the recycling through the income statement of the cumulative reduction in market value previously recognised in the available for sale reserve since the Group’s acquisition of its holding in BlackRock, Inc. as part of the sale of Barclays Global Investors on 1 December 2009.

2010

Loan impairment fell 24% to £5,625m, reflecting improving credit conditions in the main sectors and geographies in which Barclays lends, which led to lower charges across the majority of businesses. The largest reduction was in the wholesale portfolios, due to lower charges against credit market exposures and fewer large single name charges. In the retail portfolios, impairment performance improved as delinquency rates fell across Barclays businesses, most notably the UK, US, Spanish, Indian and African portfolios.

The impairment charges against available for sale assets and reverse repurchase agreements fell by 93% to £47m, principally driven by lower impairment against credit market exposures.

Operating expenses

	2011 £m	2010 £m	2009 £m
Staff costs	11,407	11,916	9,948
Administration and general	6,356	6,585	5,560
expenses
Depreciation	673	790	759
Amortisation of intangible assets	419	437	447
Impairment of goodwill	597	243	1
Provision for PPI redress	1,000	–	–
Bank levy	325	–	–
Operating expenses	20,777	19,971	16,715

2011

Operating expenses increased 4% to £20,777m driven by the £1,000m provision for PPI redress and the £325m UK bank levy, which came into effect during the year. The impairment of goodwill includes the write off of £550m Spanish goodwill, following the annual impairment assessment. The depreciation charge reduced 15% to £673m, principally reflecting the extended period over which certain categories of fixed assets are utilised.

2010

Operating expenses increased 19% to £19,971m driven by increases in staff costs, administration and general expenses and impairment of goodwill. The impairment of goodwill reflected the write off of the goodwill relating to Barclays Bank Russia of £243m.

Staff costs

	2011 £m	2010 £m	2009 £m
Performance costs	2,527	3,350	3,055
Salaries	6,277	6,151	4,893
Other share based payments	167	168	133
Social security costs	716	719	606
Post-retirement benefits	727	528	207
Total compensation costs	10,414	10,916	8,894

Bank payroll tax	76	96	225
Other	917	904	829
Non compensation costs	993	1,000	1,054

Staff costs	11,407	11,916	9,948

2011

Staff costs decreased 4% to £11,407m, largely due to a 25% reduction in performance costs partially offset by the non-recurrence of a £304m credit in 2010 relating to post retirement benefits. Charges relating to prior year deferrals were £1bn. The Group incentive awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 26% to £2.6bn. Barclays Capital incentive awards were down 35% to £1.7bn.

Salaries increased 2% to £6,277m against a moderately declining average headcount. As at 31 December, staff numbers decreased 4% year on year primarily due to restructuring activities across the businesses.

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010. The total bank payroll tax paid was

£437m, of which £321m was recognised between 2009 and 2010. For 2011, a charge of £76m has been recognised in relation to prior year deferrals, with the remaining £40m to be recognised over the period 2012 to 2013.

2010

Staff costs increased 20% to £11,916m largely due to a £1,258m increase in salaries and a £295m increase in performance costs. These increases primarily relate to charges for prior year awards, the build-out in Equities and Investment Banking at Barclays Capital in 2010 and strategic growth initiatives at Barclays Wealth. Charges relating to prior year deferrals were £0.9bn. The Group performance awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 6% to £3.5bn. Barclays Capital incentive awards were down 10% to £2.7bn.

The post retirement benefit charge increased by £321m reflecting the non-recurrence of the £371m one-off credit arising on closure of the final salary scheme in 2009 offset by the credit in 2010 of £250m resulting from amendments to the treatment of minimum defined benefits and £54m relating to the Group’s recognition of a surplus in Absa, as well as favourable investment returns over the period.

Administration and general expenses

	2011 £m	2010 £m	2009 £m
Property and equipment	1,763	1,813	1,641
Outsourcing and professional services	1,869	1,705	1,496
Operating lease rentals	659	637	639
Marketing, advertising and sponsorship	585	631	492
Communications, subscriptions, publications and stationery	740	750	695
Travel and accommodation	328	358	273
Other administration and general expenses	400	566	263
Impairment of property, equipment and intangible assets	12	125	61
Administration and general expenses	6,356	6,585	5,560

2011

Administration and general expenses decreased £229m to £6,356m, principally reflecting the benefits of restructuring and the non-recurrence of the one-off provision in respect of the resolution of a review of Barclays compliance with US economic sanctions that occurred in 2010. These reductions have been offset by an increase in outsourcing and professional services as a result of Barclaycard acquisitions, restructuring charges and increased regulatory costs.

2010

Administration and general expenses increased £1,025m to £6,585m. The increase was principally due to greater regulatory related costs across the Group, investment in technology and infrastructure, acquisitions and adverse impacts of foreign currency movements. Impairment charges on property, equipment and intangible assets of £125m (2009: £61m) were principally driven by restructuring.

Financial review

Income statement commentary continued

Other net income

	2011 £m	2010 £m	2009 £m
Profit from associates	20	19	19
Profit from joint ventures	40	39	15
Share of post-tax results of associates and joint ventures	60	58	34
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(94)	81	188
Gain on acquisitions	–	129	26
Other net income	(34)	268	248

2011

The share of post-tax results of associates and joint ventures was stable at £60m. The loss on disposal was largely attributable to the £96m loss arising from disposal of Barclays Bank Russia.

2010

The share of post-tax results of associates and joint ventures increased £24m to £58m largely relating to Barclaycard and Absa. The profit on disposal was largely attributable to the £77m profit arising from sale of Barclays Africa custody business to Standard Chartered Bank.

On 1 January 2010, the Group acquired 100% of Standard Life Bank PLC realising a gain on acquisition of £100m. On 31 March 2010, the Group acquired 100% of the Italian credit card business of Citibank International PLC realising a gain of £29m.

Tax

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2011 £m	2010 £m	2009 £m
Profit before tax from continuing operations	5,879	6,065	4,585
Tax charge based on the standard UK corporation tax rate of 26.5% (2010: 28%, 2009: 28%)	1,558	1,698	1,284
Effect of non-UK profits or losses at different local statutory tax rates	190	108	(27)
Non-creditable taxes	567	454	175
Non-taxable gains and income	(494)	(572)	(287)
Impact of share price movements on share-based payments	147	41	(38)
Deferred tax assets (previously not recognised) / not recognised	(816)	(160)	27
Change in tax rates	17	34	(12)
Non-deductible impairment charges, loss on disposals and UK bank levy	770	68	19
Other items including non-deductible expenses	120	(140)	153
Adjustments in respect of prior years	(131)	(15)	(220)
Tax charge	1,928	1,516	1,074
Effective tax rate	32.8%	25.0%	23.4%

142

2011

The tax charge for continuing operations for 2011 was £1,928m (2010: £1,516m) on profit before tax of £5,879m (2010: £6,065m), representing an effective tax rate of 32.8% (2010: 25.0%). The effective tax rate reflects the non-deductible charges for the impairment of the investment in BlackRock, Inc. of £1,800m (2010: nil), goodwill impairment of £597m (2010: £243m) and the UK bank levy of £325m (2010: nil).

On 27 February 2012, HMRC announced its intention to implement new tax legislation, to apply retrospectively from 1 December 2011 that would result in the £1,130m gains on debt buy-backs being subject to different tax treatment to that currently allowed under UK tax law. Barclays voluntarily disclosed the transaction to HMRC and, as at 31 December 2011, held a provision for the potential tax payable in relation to the transaction. If the legislation had been enacted as at 31 December 2011, any additional tax charge would not have had a material impact on the Group’s 2011 results.

Deferred tax assets, which principally relate to Barclays businesses in the US and Spain, increased by 20% to £3,010m (2010: £2,517) largely due to improved financial performance in the US supporting additional deferred tax assets not previously recognised.

2010

The tax charge for continuing operations for 2010 was £1,516m (2009: £1,074m) representing an effective tax rate of 25% (2009: 23.4%). The effective tax rate differs from the UK tax rate of 28% (2009: 28%) because of non-taxable gains and income, different tax rates that are applied to the profits and losses outside of the UK and deferred tax assets previously not recognised.

Total tax contribution

In 2011, we made global tax payments of £6,419m (2010: £6,149m), made up of £3,341m (2010: £3,138m) of taxes borne by Barclays and £3,078m (2010: £3,011m) of taxes collected from employees and customers on behalf of governments, £2,866m (2010: £2,776m) being employee income taxes which arise through Barclays economic activity. Barclays paid corporate income tax of £1,686m (2010: £1,458m) in 2011 as shown in the cash flow statement and Note 11 to the financial statements.

The total tax paid to the UK Exchequer in 2011, was £2,891m (2010: £2,827m), made up of £1,400m (2010: £1,381m) of taxes borne by Barclays and £1,491m (2010: £1,446m) of taxes collected on behalf of the government which includes £1,464m (2010: £1,347m) of tax payments made on behalf of employees.

a	The UK bank levy charge for 2011 was £325m with £183m paid in 2011 and the remaining balance due in 2012.

The table below shows the reconciliation between tax payments shown above and the tax charge in the income statement:

	2011 £m	2010 £m
Tax charge	1,928	1,516
Exclude deferred tax credit/(charge)	701	(123)
Include net current tax liability as at 1 January	450	643
Exclude net current liability as at 31 December	(1,023)	(450)
Include current tax credit in equity	(104)	(180)
Include other movements in current tax	(266)	52
Corporate income tax paid	1,686	1,458
Other taxes borne by Barclays	1,655	1,680
Total taxes borne by Barclays	3,341	3,138
Other taxes collected by Barclays	3,078	3,011
Total tax paid	6,419	6,149

All current tax and deferred tax reconciling items are disclosed within Note 11. Other taxes borne by Barclays are included within profit before tax.

Financial review

Consolidated summary balance sheet

As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Assets
Cash, balances at central banks and items in the course of collection	108,706	99,014	83,076	31,714	7,637
Trading portfolio assets	152,183	168,867	151,344	185,637	193,691
Financial assets designated at fair value	36,949	41,485	42,568	121,199	147,480
Derivative financial instruments	538,964	420,319	416,815	984,802	248,088
Available for sale financial investments	68,491	65,110	56,483	64,976	43,072
Loans and advances to banks	47,446	37,799	41,135	47,707	40,120
Loans and advances to customers	431,934	427,942	420,224	461,815	345,398
Reverse repurchase agreements and other similar secured lending	153,665	205,772	143,431	130,354	183,075
Other assets	25,189	23,337	23,853	24,776	18,800
Total assets	1,563,527	1,489,645	1,378,929	2,052,980	1,227,361
Liabilities
Deposits and items in the course of collection due to banks	92,085	79,296	77,912	116,545	92,338
Customer accounts	366,032	345,788	322,429	335,505	294,987
Repurchase agreements and other similar secured borrowing	207,292	225,534	198,781	182,285	169,429
Trading portfolio liabilities	45,887	72,693	51,252	59,474	65,402
Financial liabilities designated at fair value	87,997	97,729	87,881	146,075	167,128
Derivative financial instruments	527,910	405,516	403,416	968,072	248,288
Debt securities in issue	129,736	156,623	135,902	149,567	120,228
Subordinated liabilities	24,870	28,499	25,816	29,842	18,150
Other liabilities	16,522	15,705	17,062	18,204	18,935
Total liabilities	1,498,331	1,427,383	1,320,451	2,005,569	1,194,885
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests	55,589	50,858	47,277	36,618	23,291
Non-controlling interests	9,607	11,404	11,201	10,793	9,185
Total shareholders’ equity	65,196	62,262	58,478	47,411	32,476
Total liabilities and shareholders’ equity	1,563,527	1,489,645	1,378,929	2,052,980	1,227,361
Risk weighted assets and capital ratios
Risk weighted assets	390,999	398,031	382,653	433,302	353,878
Core Tier 1 ratio	11.0%	10.8%	10.0%	5.6%	4.7%
Tier 1 ratio	12.9%	13.5%	13.0%	8.6%	7.6%
Risk asset ratio	16.4%	16.9%	16.6%	13.6%	11.2%
Adjusted gross leverage	20x	20x	20x	28x	33x
Total assets to shareholders’ equity	24x	24x	24x	43x	38x

Net asset value per ordinary share	456p	417p	414p	437p	353p
Number of ordinary shares of Barclays PLC (in millions)	12,199	12,182	11,412	8,372	6,601
Year-end United States Dollar exchange rate	1.54	1.55	1.62	1.46	2.00
Year-end Euro exchange rate	1.19	1.16	1.12	1.04	1.36
Year-end Rand exchange rate	12.52	10.26	11.97	13.74	13.64

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Financial review

Balance sheet commentary

Total assets

Total assets increased £74bn to £1,564bn principally due to an increase in the fair value of interest rate derivatives partially offset by a decrease in reverse repurchase agreements.

Cash, balances at central banks and items in the course of collection increased £9.7bn contributing to the Group liquidity pool. Trading portfolio assets decreased £16.7bn, and reverse repurchase and other similar secured lending decreased £52.1bn.

Derivative financial assets increased £118.6bn principally reflecting increases in the mark-to-market positions in interest rate derivatives due to movements in forward interest rate curves.

Loans and advances to banks and customers increased £13.6bn principally due to an increase in lending to retail customers and market volatility resulting in a rise in cash collateral balances.

Available for sale financial investments increased £3.4bn primarily driven by purchase of government bonds increasing the Group’s liquid assets. This was partially offset by a £0.5bn reduction in the fair value of the Group’s investment in BlackRock, Inc.

Total liabilities

Total liabilities increased £71bn to £1,498bn.

Deposits and items in the course of collection and customer accounts increased £33bn reflecting customer deposit growth across the Group as well as market volatility resulting in a rise in cash collateral balances. Financial liabilities designated at fair value decreased £9.7bn and debt securities in issue decreased £26.9bn due to managed changes in the funding composition.

Trading portfolio liabilities decreased £26.8bn, and repurchase agreements and other similar secured borrowing decreased £18.2bn. Derivative financial liabilities increased £122.4bn broadly in line with the increase in derivative assets.

Subordinated liabilities decreased £3.6bn primarily reflecting the early retirement of capital that does not qualify under Basel 3.

Shareholders’ equity

Total shareholders’ equity increased £2.9bn to £65.2bn, Share capital and share premium remained relatively stable at £12.4bn. Retained earnings increased £2.6bn to £39.4bn with profit attributable to the equity holders of the Parent of £3bn partially offset by dividends paid of £0.7bn.

Available for sale reserve increased £1.4bn, largely driven by £2.7bn gains from changes in fair value, offset by £1.6bn of net gains transferred to the income statement after recognition of £1.8bn impairment on the Group’s investment in BlackRock, Inc. Currency translation reserve movements of £1bn were largely due to the appreciation in the US Dollar, offset by the depreciation in the Euro, Rand and Indian Rupee.

Non-controlling interests decreased £1.8bn to £9.6bn, primarily reflecting currency translation movements of £0.6bn relating to the Rand, and the redemption of £1.5bn reserve capital instruments.

Net asset value per share increased 9% to 456p and net tangible asset value per share increased 13% to 391p.

Balance sheet leverage

Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

The adjusted gross leverage was 20x (2010: 20x) principally reflecting a £3.1bn decrease in Tier 1 capital offset by a £52.8bn decrease in adjusted total tangible assets. At month ends during 2011 the ratio moved in a range from 20x to 23x, with fluctuations arising primarily within collateralised reverse repurchase lending and high quality trading portfolio assets.

The ratio of total assets to total shareholders’ equity was 24x as at 31 December 2011 (2010: 24x). The ratio moved within a month end range of 24x to 28x, driven by trading activity fluctuations including changes in derivatives and settlement balances.

Financial review

Balance sheet commentary continued

Capital management

The Core Tier 1 ratio remained robust at 11.0% (2010: 10.8%) and the Tier 1 ratio was 12.9% (2010: 13.5%).

Risk weighted assets decreased 2% from £398bn to £391bn in 2011. This was largely driven by a reduction across credit, counterparty and market risk in Barclays Capital, due to lower levels of activity, risk reduction and sell down of credit market exposures. In addition, there was a reduction from foreign currency movements, primarily depreciation of the Rand and Euro against Sterling. These decreases more than outweighed the approximate £30bn increase resulting from the implementation of CRD3 in December 2011.

Core Tier 1 capital increased by £0.2bn to £43.1bn. £2.6bn of capital generated from retained profits was offset by reduction in the value of the investment in Blackrock Inc. to September 2011, contributions made to the UK Retirement fund and foreign currency movements. Total capital resources decreased by £3.4bn to £63.9bn mainly as a result of the buy back and redemption of Tier 1 instruments which will not qualify under Basel 3.

Liquidity and Funding

The Group’s overall funding strategy is to develop a diversified funding base and maintain access to a variety of funding sources, minimising the cost of funding and providing protection against unexpected fluctuations. The Group aims to align the sources and uses of funding.

Customer loans and advances are largely funded by deposits, with any excess funded by long-term secured debt and equity. The total loan to deposit ratio was 118% (2010: 124%) and the loan to deposit and long-term funding ratio was 75% (2010: 77%).

Wholesale funding is well managed with trading portfolio assets being largely funded by repurchase agreements and the majority of reverse repurchase agreements being matched by repurchase financing. Derivative assets and liabilities are also largely matched.

As at 31 December 2011, the Group had £265bn of wholesale debt diversified across currencies, of which £39bn was secured. Term funding raised in 2011 was £30bn (2010: £35bn) compared maturities of £25bn.

Approximately 10% of customer loans and advances were secured against external funding, leaving significant headroom for further secured issuance.

At 31 December 2011 the liquidity pool was £152bn (2010: £154bn) and moved within a month-end range of £140bn to £167bn. The liquidity pool comprises high quality, liquid unencumbered assets, diversified across currencies broadly in line with wholesale debt requirements, with 93% (2010: 88%) comprising cash and deposits with central banks and government bonds.

Financial review

Analysis of results by business

All disclosures in this section are unaudited unless otherwise stated

Segmental analysis (audited)

Analysis of results by business (audited)	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Barclays Capital £m	Barclays Corpo- rate £m	Barclays Wealth £m	Invest- ment Manage- ment £m	Head Office Func- tions and Other Opera- tions £m	Total £m
As at 31 December 2011
Total income net of insurance claims[a]	4,656	1,226	3,767	4,095	10,335	2,912	1,744	53	3,504	32,292
Credit impairment charges and other provisions	(536)	(261)	(464)	(1,259)	(93)	(1,149)	(41)	–	1	(3,802)
Impairment of investment in BlackRock, inc.	–	–	–	–	–	–	–	(1,800)	–	(1,800)
Operating expenses[b,c,d]	(3,102)	(1,638)	(2,399)	(2,306)	(7,289)	(1,762)	(1,493)	(15)	(773)	(20,777)
Other income/(losses)[e]	2	12	6	31	12	(71)	(3)	–	(23)	(34)
Profit/(loss) before tax from continuing operations	1,020	(661)	910	561	2,965	(70)	207	(1,762)	2,709	5,879
Total assets	127,845	51,310	50,759	33,838	1,158,350	88,674	20,866	4,066	27,819	1,563,527
As at 31 December 2010
Total income net of insurance claims[a]	4,518	1,164	3,700	4,024	13,209	2,974	1,560	78	213	31,440
Credit impairment charges and other provisions	(819)	(314)	(562)	(1,688)	(543)	(1,696)	(48)	–	(2)	(5,672)
Operating expenses[b,c,d]	(2,809)	(1,033)	(2,418)	(1,570)	(8,295)	(1,907)	(1,349)	(11)	(579)	(19,971)
Other income/(losses)[e]	99	44	84	25	18	(2)	–	–	–	268
Profit/(loss) before tax from continuing operations	989	(139)	804	791	4,389	(631)	163	67	(368)	6,065
Total assets	121,590	53,609	60,264	30,324	1,094,799	85,735	17,849	4,612	20,863	1,489,645
As at 31 December 2009
Total income net of insurance claims[a]	4,276	1,318	3,292	4,041	13,445	3,181	1,322	40	(1,792)	29,123
Credit impairment charges and other provisions	(1,031)	(338)	(688)	(1,798)	(2,591)	(1,558)	(51)	–	(16)	(8,071)
Operating expenses[b,c,d]	(2,538)	(887)	(1,989)	(1,527)	(6,592)	(1,466)	(1,129)	(17)	(570)	(16,715)
Other income/(losses)[e]	3	187	17	11	22	–	1	(1)	8	248
Profit/(loss) before tax from continuing operations	710	280	632	727	4,284	157	143	22	(2,370)	4,585
Total assets	109,327	51,027	53,658	30,274	1,019,120	88,798	14,889	5,406	6,430	1,378,929

Notes

a	The impact of own credit movements in the fair value of structured note issuance of £2,708m (2010: £391m; 2009: loss of £1,820m) is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital. This reflects the fact that these fair value movements relate to the credit worthiness of the issuer as a whole, rather than Barclays Capital in particular, and are not included within any assessment of Barclays Capital’s underlying performance. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.
b	The UK bank levy of £325m (2010: £nil, 2009: £nil) is reported under Head Office and Other Operations.
c	The provision for PPI redress of £1,000m is reported under UK RBB £400m (2010: £nil, 2009: £nil) and Barclaycard £600m (2010: £nil, 2009: £nil).
d	The impairment of goodwill of £597m (2010: £243m, 2009: £1m) relates to Europe RBB £427m (2010: £nil, 2009: £nil), Barclays Corporate £123m (2010: £243m, 2009: £1m) and Barclaycard £47m (2010: £nil, 2009: £nil).
e	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Financial review

Analysis of results by business continued

Since 1 January 2011 the Group’s activities have been organised under the following business groupings:

–	UK Retail and Business Banking (UK RBB) is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans and general insurance as well as banking and money transmission services to small and medium sized businesses. UK RBB was previously named UK Retail Banking;

–	Europe Retail and Business Banking (Europe RBB) provides retail services, including credit cards in Spain, Italy, Portugal and France, as well as business lending to small and medium sized enterprises, through a variety of distribution channels. Europe RBB was previously named Western Europe Retail Banking;

–	Africa Retail and Business Banking (Africa RBB) provides retail, corporate and credit card services across Africa and the Indian Ocean. Africa RBB combines the operations previously reported as Barclays Africa and Absa;

–	Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending;

–	Barclays Capital is the investment banking division of Barclays providing large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs;

–	Barclays Corporate provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK and internationally;

–	Barclays Wealth is the wealth management division of Barclays. It focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage;

–	Investment Management manages the Group’s economic interest in BlackRock, Inc. and the residual elements relating to Barclays Global Investors, which was sold on 1 December 2009; and

–	Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

Income by Geographic Region[a,b] (audited)	2011 £m	2010 £m	2009 £m
UK	15,819	12,714	12,850
Europe	4,207	4,828	4,455
Americas	6,025	7,742	6,531
Africa and Middle East	4,967	4,997	4,390
Asia	1,274	1,159	897
Total	32,292	31,440	29,123

In 2009, discontinued operations of the Barclays Global Investors business included £432m relating to UK, £1,084m relating to the Americas and £347m relating to other geographic segments.

Income from individual countries which represent more than 5% of total income[a] (audited)	2011 £m	2010 £m	2009 £m
UK	15,819	12,714	12,850
US	5,802	7,172	5,547
South Africa	3,942	3,684	2,980

Notes

a	Total income net of insurance claims based on counterparty location.
b	The geographical regions have been revised since January 2011, Ireland is now included within the Europe and Middle East is now reported with Africa. Comparatives have been updated to reflect these changes.

Returns and equity by business

Returns on average equity and average tangible equity are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate.

Average allocated equity has been calculated as 10% (previously 9% in 2010 and 8% in 2009) of average risk weighted assets for each business, reflecting the planning assumptions the Group uses for capital purposes, adjusted for capital deductions, including goodwill and intangible assets. The higher level of capital currently held, reflecting the current Core Tier 1 capital ratio of 11.0%, is allocated to Head Office Functions and Other Operations. The Group return on average risk weighted assets was 1.0% (2010: 1.1%, 2009: 0.9%). Average allocated tangible equity is calculated using the same method as average allocated equity but excludes goodwill and intangible assets.

Comparatives throughout this document have been calculated based on 10% of risk weighted assets.

	Adjusted[a]				Statutory
Return on Average Equity	2011%	2010%	2009%	2011%	2010%	2009%
UK RBB	14.9	9.9	7.5	10.6	11.4	7.5
Europe RBB	(6.0)	(1.0)	2.6	(21.8)	(0.2)	8.4
Africa RBB	10.0	9.0	6.8	10.0	11.5	7.6
Barclaycard	17.4	12.5	11.9	6.8	12.5	11.9
Barclays Capital	10.4	13.5	13.3	10.4	13.5	13.3
Barclays Corporate	1.3	(4.1)	0.7	(1.4)	(7.1)	1.4
Barclays Wealth	10.9	8.8	7.6	10.9	8.8	7.7
Investment Management	24.1	6.5	nm	nm	6.5	nm
Group excluding Head Office Functions and Other Operations	9.5	8.8	9.1	2.5	8.7	9.5
Head Office Functions and Other Operations impact	(2.9)	(2.0)	(2.2)	3.3	(1.5)	(2.8)
Group	6.6	6.8	6.9	5.8	7.2	6.7

	Adjusted[a]				Statutory
Return on Average Tangible Equity	2011%	2010%	2009%	2011%	2010%	2009%
UK RBB	28.6	18.7	14.1	20.3	21.4	14.1
Europe RBB	(7.9)	(1.3)	3.4	(29.0)	(0.2)	11.0
Africa RBB[b]	16.6	15.9	15.4	16.7	18.2	16.2
Barclaycard	23.0	16.9	16.5	9.0	16.9	16.6
Barclays Capital	10.8	14.1	14.0	10.8	14.1	14.0
Barclays Corporate	1.4	(4.4)	0.8	(1.5)	(7.7)	1.5
Barclays Wealth	15.0	12.3	10.9	15.0	12.3	11.0
Investment Management	24.1	6.5	nm	nm	6.5	nm
Group excluding Head Office Functions and Other Operations	11.6	10.7	11.1	3.6	10.6	11.7
Head Office Functions and Other Operations impact	(3.7)	(2.5)	(1.8)	3.3	(1.9)	(2.7)
Group	7.9	8.2	9.3	6.9	8.7	9.0

	Average Equity			Average Tangible Equity
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
UK RBB	6,821	6,954	6,979	3,562	3,694	3,686
Europe RBB	2,703	2,506	2,506	2,032	1,844	1,906
Africa RBB	2,866	2,750	2,624	1,064	908	1,012
Barclaycard	4,634	4,263	3,955	3,503	3,149	2,848
Barclays Capital	20,501	22,122	22,285	19,750	21,176	21,193
Barclays Corporate	7,208	8,034	8,617	6,928	7,473	8,102
Barclays Wealth	1,724	1,647	1,575	1,259	1,179	1,107
Investment Management	359	585	9	359	585	9
Head Office Functions and Other Operations[c]	4,997	976	(9,105)	4,994	975	(10,521)
Group	51,813	49,837	39,445	43,451	40,983	29,342

Notes

a	Adjusted performance measures exclude the impact of own credit gains, gains on debt buy-backs, loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI redress, goodwill impairment and loss/gain on acquisitions and disposals. The adjusted return on average equity and the adjusted return on average tangible equity represent adjusted profit after tax and non-controlling interests (set out on pages 274 to 276) divided by average equity and average tangible equity, excluding the cumulative impact of own credit gains of £2,708m (2010: 391m gain, 2009: £1,820m loss) recognised in Head Office and Other Operations.
b	The return on average tangible equity for Africa RBB is calculated based on average tangible equity including amounts relating to Absa Groups’s non-controlling interests.
c	Includes risk weighted assets and capital deductions in Head Office Functions and Other Operations, plus the residual balance of average shareholders’ equity and tangible equity.

Financial review

Analysis of results by business continued

Retail and Business Banking

UK Retail and Business Banking

2011

UK Retail and Business Banking adjusted profit before tax improved 60% to £1,420m. Including £400m provision for PPI redress and £100m gain on acquisition of Standard Life Bank in 2010, profit before tax improved 3% to £1,020m.

Income increased 3% to £4,656m driven by mortgages and personal savings.

Net interest income increased 8% to £3,413m with the net interest margin rising to 151bps (2010: 145bps) and risk adjusted net interest margin up to 127bps (2010: 108bps). Customer asset margin declined to 122bps (2010: 126bps) with average customer assets increasing 4% to £118.5bn. Customer liability margin improved to 87bps (2010: 68bps) reflecting the increase in the cost of funds and therefore the value generated from customer liabilities with average customer liabilities increasing 3% to £107.8bn.

Net fee and commission income decreased 8% to £1,157m following closure of the branch-based element of the financial planning business.

Credit impairment charges decreased 35% to £536m with annualised loan loss rate of 44bps (2010: 70bps), Personal unsecured lending impairment improved 44% to £311m with 90 day arrears rates on UK personal loans improving to 1.7% (2010: 2.6%).

Operating expenses decreased 8% to £2,702m, excluding £400m provision for PPI redress in 2011 and £123m one-off pension credit in 2010. Including these items, operating expenses increased 10% to £3,102m.

Total loans and advances to customers increased 5% to £121.2bn driven by growth in mortgage balances. Average mortgage balances increased 6% reflecting strong positive net lending. Mortgage balances at 31 December 2011 were £107.8bn, a share by value of 9% (2010: 8%).

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	3,413	3,165	2,842
Net fee and commission income	1,157	1,255	1,299
Net trading loss	–	(2)	–
Net investment income	17	–	–
Net premiums from insurance contracts	92	130	198
Other (expense)/income	(1)	1	5
Total income	4,678	4,549	4,344
Net claims and benefits incurred under insurance contracts	(22)	(31)	(68)
Total income net of insurance claims	4,656	4,518	4,276
Credit impairment charges and other provisions	(536)	(819)	(1,031)
Net operating income	4,120	3,699	3,245
Operating expenses (excluding provision for PPI redress)	(2,702)	(2,809)	(2,538)
Provision for PPI redress	(400)	–	–
Operating expenses	(3,102)	(2,809)	(2,538)
Share of post-tax results of associates and joint ventures	2	(1)	3
Gains on acquisition	–	100	–
Profit before tax	1,020	989	710

Adjusted profit before tax[a]	1,420	889	710

Balance Sheet Information
Loans and advances to customers at amortised cost[b]	£121.2bn	£115.6bn	£103.0bn
Customer accounts[b]	£111.8bn	£108.4bn	£96.8bn
Total assets	£127.8bn	£121.6bn	£109.3bn
Risk weighted assets	£34.0bn	£35.3bn	£35.9bn

Notes

a	Adjusted profit before tax excludes the impact of the provision for PPI redress of £400m (2010: £nil; 2009: £nil) and gains on acquisitions of £nil (2010: £100m; 2009 £nil).
b	In 2010 the acquisition of Standard Life Bank contributed £5.9bn loans and advances and £5.2bn customer accounts.

£4,656m total income net of insurance claims	£1,020m profit before tax

Gross new mortgage lending increased to £17.2bn (2010: £16.9bn), with a share by value of 12% (2010: 13%). Mortgage redemptions decreased to £10.7bn (2010: £11.0bn), resulting in net new mortgage lending of £6.5bn (2010: £5.9bn). Average Loan to Value (LTV) ratio on the mortgage portfolio (including buy to let) on a current valuation basis was 44% (2010: 43%). Average LTV of new mortgage lending was 54% (2010: 52%).

Risk weighted assets decreased 4% to £34.0bn reflecting a decrease in unsecured lending balances partially offset by the growth in mortgage balances.

Adjusted return on average equity improved to 14.9% (2010: 9.9%) and adjusted return on average tangible equity improved to 28.6% (2010: 18.7%). Return on average equity declined to 10.6% (2010: 11.4%) and return on average tangible equity declined to 20.3% (2010: 21.4%).

2010

UK Retail and Business Banking profit before tax increased 39% to £989m, driven by good income growth and lower impairment charges, more than offsetting an increase in operating expenses. The 2010 results also reflected a gain of £100m on the acquisition of Standard Life Bank.

Income increased 6% to £4,518m reflecting strong balance sheet growth.

Net interest income increased 11% to £3,165m reflecting business growth. The net interest margin for UK RBB remained stable at 145bps (2009: 145bps) with the risk adjusted net interest margin increasing to 108bps (2009: 93bps).

Total average customer asset balances increased 11% to £113.7bn reflecting good growth in Home Finance mortgage balances and the acquisition of Standard Life Bank. The customer asset margin decreased to 126ps (2009: 145bps) reflecting the impact of the revised internal funds pricing mechanism. Total average customer deposit balances increased 12% to £104.5bn, reflecting good growth in personal customer balances and the impact of Standard Life Bank. The customer liability margin increased to 68bps (2009: 42bps) reflecting the impact of the revised internal funds pricing mechanism. Total customer account balances increased to £108.4bn (2009: £96.8bn).

Credit impairment charges represented 70bps (2009: 98bps) of total gross loans and advances to customers and banks. This translates to a reduction in impairment charges of 21% to £819m, reflecting focused risk management and improved economic conditions. Impairment charges within Consumer Lending and Current Accounts decreased 29% to £418m (2009: £592m), and 27% to £134m (2009: £183m) respectively. Home Finance impairment charges remained low at £29m (2009: £26m). As a percentage of the portfolio, three-month arrears rates for the UK loans improved to 2.6% (2009: 3.8%).

Operating expenses increased 11% to £2,809m, reflecting higher pension costs, increased regulatory-related costs and the impact of the acquisition of Standard Life Bank. Excluding these items operating expenses were in line with prior year.

Total loans and advances to customers increased to £115.6bn Average mortgage balances grew 16%, reflecting strongly positive net lending and the acquisition of Standard Life Bank. As at 31 December 2010 mortgage balances were £101.2bn, a share by value of 8% (2009: 7%). Gross new mortgage lending increased to £16.9bn (2009: £14.2bn), a share by value of 13% (2009: 10%). Mortgage redemptions increased to £11.0bn (2009: £8.5bn), resulting in net new mortgage lending of £5.9bn (2009: £5.7bn). The average loan to value ratio of the mortgage portfolio (including buy-to-let) on a current valuation basis was 43% (2009: 43%). The average loan to value ratio of new mortgage lending was 52% (2009: 48%).

Total assets increased 11% to £121.6bn driven by growth in Home Finance. Risk weighted assets remained broadly flat at £35.3bn with growth in Home Finance offset by a decline in Consumer Lending balances and improvements in operational risk weighted assets.

Improvements in the adjusted return on average equity to 9.9% (2009: 7.5%) and adjusted return on average tangible equity to 18.7% (2009: 14.1%) reflected the increase in profit after tax which more than offset the growth in average equity that was driven by growth in average risk weighted assets. Return on average equity improved to 11.4% (2009: 7.5%) and return on average tangible equity improved to 21.4% (2009: 14.1%).

	Adjusted[a]			Statutory
	2011	2010	2009	2011	2010	2009
Performance Measures
Return on average equity[b]	14.9%	9.9%	7.5%	10.6%	11.4%	7.5%
Return on average tangible equity[b]	28.6%	18.7%	14.1%	20.3%	21.4%	14.1%
Return on average risk weighted assets	3.0%	1.9%	1.5%	2.1%	2.2%	1.5%
Loan loss rate (bps)	44	70	98	44	70	98
Cost: income ratio	58%	62%	59%	67%	62%	59%

Key Facts
90 day arrears rates – UK loans				1.7%	2.6%	3.8%
Number of UK current accounts				11.9m	11.6m	11.2m
Number of UK savings accounts[c]				15.1m	14.4m	13.2m
Number of UK mortgage accounts[c]				930,000	916,000	834,000
Number of Barclays Business customers				785,000	760,000	742,000
LTV of mortgage portfolio[c]				44%	43%	43%
LTV of new mortgage lending[c]				54%	52%	48%
Number of branches				1,625	1,658	1,698
Number of ATMs				3,629	3,345	3,394
Number of employees (full time equivalent)				34,100	34,700	31,900

Notes

a	Adjusted performance measures excludes the impact of the provision for PPI redress of £400m (2010: £nil; 2009: £nil) and gains on acquisitions of £nil (2010: £100m; 2009: £nil).
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.
c	Data for year ended 31 December 2010 and 2011 includes the impact of Standard Life Bank.

Financial review

Analysis of results by business continued

Retail and Business Banking

Europe Retail and Business Banking

2011

Europe Retail and Business Banking adjusted loss before tax increased to £234m (2010: £168m) reflecting repositioning of the business due to the deteriorating economic environment and restructuring charges of £189m (2010: £22m). Loss before tax of £661m (2010: £139m) reflected £427m of Spanish goodwill impairment and restructuring charges of £189m. Spanish goodwill was fully impaired due to the deteriorating economic environment in Spain in the fourth quarter of 2011 and ongoing economic uncertainty.

Income improved 5% to £1,226m reflecting higher average asset and liability volumes, improved margins and the appreciation of the average value of the Euro against Sterling.

Net interest income improved 16% to £786m with the net interest margin up to 128bps (2010: 116bps). Average customer assets increased 5% to £43.7bn despite customer asset margin reduction to 87bps (2010: 102bps) due to increased funding costs. Average customer liabilities increased 3% to £17.7bn with customer liability margin up to 65bps (2010: 11bps) mainly due to re-pricing.

Net premiums from insurance contracts declined 3% to £463m, with a corresponding decline in net claims and benefits of £503m (2010: £511m).

Credit impairment charges and other provisions decreased 17% to £261m principally due to lower charges in the cards portfolios reflecting lower 30 and 90 day arrears rates and lower recovery balances. The lower impairment was the main driver for the loan loss rate decreasing to 54bps (2010: 71bps).

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	786	679	868
Net fee and commission income	429	421	352
Net trading income	9	20	14
Net investment income	91	67	118
Net premiums from insurance contracts	463	479	544
Other (expense)/income	(49)	9	(6)
Total income	1,729	1,675	1,890
Net claims and benefits incurred under insurance contracts	(503)	(511)	(572)
Total income net of insurance claims	1,226	1,164	1,318
Credit impairment charges and other provisions	(261)	(314)	(338)
Net operating income	965	850	980
Operating expenses (excluding goodwill impairment)	(1,211)	(1,033)	(887)
Goodwill impairment	(427)	–	–
Operating expenses	(1,638)	(1,033)	(887)
Share of post-tax results of associates and joint ventures	12	15	4
Profit on disposal of subsidiaries, associates and joint ventures	–	–	157
Gains on acquisition	–	29	26
(Loss)/profit before tax	(661)	(139)	280

Adjusted (loss)/profit before tax[a]	(234)	(168)	97

Balance Sheet Information
Loans and advances to customers at amortised cost	£43.6bn	£43.4bn	£41.1bn
Customer accounts	£16.4bn	£18.9bn	£17.6bn
Total assets	£51.3bn	£53.6bn	£51.0bn
Risk weighted assets	£17.4bn	£17.3bn	£16.8bn

Note

a	Adjusted profit before tax and adjusted performance measures excludes goodwill impairment of £427m (2010: £nil; 2009: £nil), gains on acquisition of £nil (2010: £29m; 2009: £26m) and profit on disposal of subsidiaries, associates and joint ventures of £nil (2010: £nil; 2009: £157m).

£1,226m total income net of insurance claims	£661m loss before tax

Operating expenses excluding the £427m Spanish goodwill impairment increased 17% to £1,211m, primarily due to restructuring charges of £189m. 142 branches, largely in Spain, have been closed and the number of employees reduced by 900 during 2011. Including Spanish goodwill impairment, operating expenses increased 59% to £1,638m (2010: £1,033m).

Loans and advances to customers remained stable. Customer deposits decreased 13% to £16.4bn, reflecting the competitive environment.

Adjusted return on average equity of negative 6.0% (2010: negative 1.0%) and return on average equity of negative 21.8% (2010: 0.2%) reflected the repositioning of the business during 2011.

2010

Europe RBB incurred a loss before tax of £139m (2009: profit of £280m). The deterioration in performance was largely driven by the challenging economic environment and continued investment in the franchise. In addition, the 2009 result benefited notably from a £157m gain on the sale of 50% of Barclays Iberian life insurance and pensions business.

Income fell 12% to £1,164m, due to lower net interest income and the 3% decline in the average value of the Euro against Sterling, partially offset by higher net fee and commission income.

Net interest income fell 22% to £679m, mainly reflecting a decline in treasury interest income and continued underlying liability margin compression due to the highly competitive market, partially offset by the benefit from growth in credit cards. As a result, the net interest margin reduced to 116bps (2009: 166bps). The risk adjusted net interest margin fell to 62bps (2009: 102bps).

Net fee and commission income increased 20% to £421m. The growth reflects the investment in the network in previous years and the growth in the credit card business.

Despite the challenging economic conditions, impairment charges improved 7% to £314m reflecting focused credit risk management. Delinquency trends improved with the overall 30-day delinquency rate falling to 1.8% (2009: 2.1%).

Operating expenses increased 16% to £1,033m due to investment in developing the franchise, in Portugal and Italy in particular, with a net increase of 101 distribution points in 2010, and costs associated with the expansion of the credit card businesses in these countries. The £29m gain on acquisition was generated on the purchase of Citigroup’s Italian card business in March 2010. This resulted in the addition of approximately 200,000 customers and loans and advances to customers of £0.2bn. The £26m gain in 2009 arose on the acquisition of Citigroup’s Portuguese card business.

Loans and advances to customers increased 6% to £43.4bn and customer accounts increased 7% to £18.9bn due to continued growth in the businesses more than offsetting the negative impact of the value of the Euro against Sterling. Risk weighted assets increased 3% to £17.3bn (2009: £16.8bn) in line with the growth in loans and advances to customers.

Negative returns on average equity and average tangible equity in 2010 were the result of the deterioration in profitability.

Customer numbers increased 13% to 2.7 million (2009: 2.4 million) reflecting the growth in the underlying business and the benefit of the purchase of Citigroup’s Italian cards business.

			Adjusted[a]					Statutory
	2011		2010		2009	2011		2010		2009
Performance Measures
Return on average equityb, [c]	(6.0%	)	(1.0%	)	2.6%	(21.8%	)	(0.2%	)	8.4%
Return on average tangible equityb, [c]	(7.9%	)	(1.3%	)	3.4%	(29.0%	)	(0.2%	)	11.0%
Return on average risk weighted assets[c]	(0.9%	)	(0.1%	)	0.4%	(3.3%	)	(0.0%	)	1.2%
Loan loss rate (bps)	54		71		80	54		71		80
Cost: income ratio	99%		89%		67%	134%		89%		67%

Key Facts
30 day arrears rates – cards						5.9%		6.8%		9.0%
Number of customers						2.7m		2.7m		2.4m

Number of branches						978		1,120		1,094
Number of sales centres						250		243		168
Number of distribution points						1,228		1,363		1,262

Number of employees (full time equivalent)						8,500		9,400		9,600

Notes

a	Adjusted profit before tax and adjusted performance measures excludes goodwill impairment of £427m (2010: £nil; 2009: £nil), gains on acquisition of £nil (2010: £29m; 2009: £26m) and profit on disposal of subsidiaries, associates and joint ventures of £nil (2010: £nil; 2009: £157m).
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.
c	2010 return on average equity, return on average tangible equity and return on average risk weighted assets reflect a deferred tax benefit of £205m.

Financial review

Analysis of results by business continued

Retail and Business Banking

Africa Retail and Business Banking

2011

Africa Retail and Business Banking adjusted profit before tax improved 26% to £908m reflecting business growth in South Africa and a significant improvement in credit impairments across the African continent offset by non-recurrence of a pension credit of £54m in 2010. Profit before tax improved 13% to £910m, with 2010 including a gain of £77m from the sale of the custody business.

Income improved 2% to £3,767m with good underlying growth offset by currency movements.

Net interest income improved 3% to £2,096m with the net interest margin up to 307bps (2010: 294bps). South Africa improved 9% to £1,628m due to strong liability growth and margin improvements, partially offset by the depreciation in the average value of the Rand against Sterling and a reduction in total advances to customers. The rest of the African businesses declined 12% to £468m due to Sterling appreciation and the impact of margin compression in both retail and corporate portfolios.

Average customer assets decreased 6% to £38.9bn, driven by depreciation of major African currencies against Sterling and lower volumes. Customer asset margin remained stable at 311bps (2010: 312bps). Improvement in South Africa driven by strong liability growth and margin improvements, partially offset by the depreciation in the average value of the Rand against Sterling and a reduction in total advances to customers.

Average customer liabilities increased 6% to £29.5bn driven by underlying growth in retail and commercial deposits of 13% in South Africa partially offset by depreciation of the Rand against Sterling. Customer liability margin remained stable at 227bps (2010: 225bps) as growth in high margin products within retail was offset by pressures on commercial margins.

Net fee and commission income declined 4% to £1,271m reflecting the impact of currency movements partially offset by the impact of volume growth and selected pricing increases.

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	2,096	2,033	1,798
Net fee and commission income	1,271	1,318	1,121
Net trading income	70	53	49
Net investment income	56	58	135
Net premiums from insurance contracts	432	399	294
Other income	57	54	66
Total income	3,982	3,915	3,463
Net claims and benefits incurred under insurance contracts	(215)	(215)	(171)
Total income net of insurance claims	3,767	3,700	3,292
Credit impairment charges and other provisions	(464)	(562)	(688)
Net operating income	3,303	3,138	2,604
Operating expenses	(2,399)	(2,418)	(1,989)
Share of post-tax results of associates and joint ventures	4	3	(4)
Profit on disposal of subsidiaries, associates and joint ventures	2	81	21
Profit before tax	910	804	632
Adjusted profit before tax[a]	908	723	611

Balance Sheet Information
Loans and advances to customers at amortised cost	£36.7bn	£45.4bn	£40.3bn
Customer accounts	£30.1bn	£31.3bn	£26.1bn
Total assets	£50.8bn	£60.3bn	£53.7bn
Risk weighted assets	£33.4bn	£38.4bn	£29.0bn

Note

a	Adjusted profit before tax and adjusted performance measures excludes the impact of gains on acquisitions and disposals of £2m (2010: £81m; 2009: £21m).

£3,767m total income net of insurance claims	£910m profit before tax

Credit impairment charges decreased 17% to £464m reflecting improved economic conditions in South Africa and better recoveries across the continent, together with currency movements.

Operating expenses decreased 1% to £2,399m, primarily driven by strong cost management, currency movements and restructuring benefits partially offset by a one-off pension credit in 2010 and inflationary pressures.

Total loans and advances to customers decreased 19% to £36.7bn primarily reflecting a 16% impact from currency movements.

2010

Africa RBB profit before tax increased 27% to £804m mainly as a result of the 16% appreciation in the average value of the Rand against Sterling. Excluding one-off gains on disposal of £81m profit before tax increased 18% to £723m.

Income increased 12% to £3,700m primarily reflecting the impact of currency movements.

Net interest income improved 13% to £2,033m with the net interest margin up to 294bps. South Africa improved 15% to £1,500m reflecting the appreciation in the average value of the Rand against Sterling.

Average customer assets increased 12% to £41.3bn primarily driven by the appreciation of the Rand. In Rand terms, retail loans and commercial mortgages remained stable as personal loans increased while cheque, instalment finance and commercial property finance balances showed a decline as a result of a slower take up of new loans by customers.

Customer asset margin increased to 312bps (2009: 304bps) primarily as a result of the pricing of new loans and a change in the product mix as higher margin products grew faster than low margin combined with a reduction in funding costs.

Average customer liabilities increased 17% to £27.7bn primarily driven by the appreciation of the Rand. Customer liability margin decreased to 225bps (2009: 250bps) due to significant competition for deposits in South Africa and margin compression in the rest of the continent. Absa’s hedging programme partly offset the impact of lower interest rates.

Net fee and commission income increased 18% to £1,318m mainly reflecting the impact of exchange rate movements and volume growth within South Africa.

Credit impairment charges decreased 18% to £562m primarily due to lower impairment charges on the retail portfolio as a result of a better economic environment and improved collections.

Operating expenses increased 22% to £2,418m reflecting exchange rate movements and continued investment in growth initiatives and £40m restructuring costs, partially offset by a one-off credit of £54m relating to the Group’s recognition of a pension fund surplus.

Total assets increased 12% to £60.3bn mostly due to the impact of exchange rate movements. Risk weighted assets increased 32% to £38.4bn primarily due to the impact of exchange rate movements, enhancements to the retail model and wholesale credit remediation plan.

		Adjusted[a]			Statutory
	2011	2010	2009	2011	2010	2009
Performance Measures
Return on average equityb, [c]	10.0%	9.0%	6.8%	10.0%	11.5%	7.6%
Return on average tangible equityb, [d]	16.6%	15.9%	15.4%	16.7%	18.2%	16.2%
Return on average risk weighted assets	1.7%	1.6%	1.6%	1.7%	1.8%	1.7%
Loan loss rate (bps)	121	119	163	121	119	163
Cost: income ratio	64%	65%	60%	64%	65%	60%

Key Facts
Number of customers				14.5m	14.4m	14.3m
Number of ATMs				10,068	9,530	9,499

Number of branches				1,354	1,321	1,347
Number of sales centres				139	222	288
Number of distribution points				1,493	1,543	1,635

Number of employees (full time equivalent)[e]				45,300	47,700	47,600

Notes

a	Adjusted profit before tax and adjusted performance measures excludes the impact of gains on acquisitions and disposals of £2m (2010: £81m; 2009: £21m).
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.
c	The return on average equity differs from the return on the equity reported by Absa Group Ltd as the latter does not include goodwill arising from Barclays acquisition of the Absa Group and does include other Absa Group businesses that Barclays Group reports within Barclaycard, Barclays Capital and Barclays Wealth.
d	Including non-controlling interests for Absa.
e	The number of employees for 2010 has been revised to include 100 employees transferred from Head Office Functions and Other Operations.

Financial review

Analysis of results by business continued

Retail and Business Banking

Barclaycard

2011

Barclaycard adjusted profit before tax improved 53% to £1,208m. Profit before tax declined 29% to £561m after £600m provision for PPI redress and £47m goodwill impairment in the FirstPlus secured lending portfolio. Barclaycard’s international businesses profit increased driven by significant improvements in the US and South Africa. Both the Egg consumer card assets and the MBNA corporate card portfolio acquired during the first half of 2011 delivered profits.

Income improved 2% to £4,095m, with growth in balances driven by UK Cards partially offset by higher customer balance repayments in the US and depreciation of US Dollar against Sterling. Barclaycard’s UK businesses income improved 8% to £2,639m including contribution from Egg and MBNA portfolios, partially offset by continued run-off of the FirstPlus portfolio. Barclaycard’s International businesses income declined 7% to £1,456m due to customer balance repayments in the US and depreciation of the US Dollar against Sterling.

Net interest income improved 2% to £2,860m. Average customer assets increased 5% to £30.3bn. UK Cards average extended card balances increased 27% to £11.2bn due to acquisitions and balance transfers, partially offset by higher customer balance repayments in the US and continued run-off of the FirstPlus portfolio. Customer asset margin was up 17bps to 952bps, with net interest margin down 33bps to 944bps due to hedge impact.

Credit impairment charges decreased 25% to £1,259m principally driven by lower charges in the cards portfolios, reflecting improved underlying delinquency performance, lower bankruptcies and charge-offs.

Operating expenses increased 47% to £2,306m, reflecting the provision for PPI redress, FirstPlus goodwill impairment and the impact of the Egg and MBNA acquisitions. Excluding these items, operating expenses were flat on prior year.

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	2,860	2,814	2,723
Net fee and commission income	1,171	1,136	1,271
Net trading loss	(7)	(8)	(1)
Net investment income	10	39	23
Net premiums from insurance contracts	42	50	44
Other income	20	1	1
Total income	4,096	4,032	4,061
Net claims and benefits incurred under insurance contracts	(1)	(8)	(20)
Total income net of insurance claims	4,095	4,024	4,041
Credit impairment charges and other provisions	(1,259)	(1,688)	(1,798)
Net operating income	2,836	2,336	2,243
Operating expenses (excluding provision for PPI redress and goodwill impairment)	(1,659)	(1,570)	(1,527)
Provision for PPI redress	(600)	–	–
Goodwill impairment	(47)	–	–
Operating expenses	(2,306)	(1,570)	(1,527)
Share of post-tax results of associates and joint ventures	31	25	8
Profit on disposal of subsidiaries, associates and joint ventures	–	–	3
Profit before tax	561	791	727
Adjusted profit before tax[a]	1,208	791	724

Balance Sheet Information
Loans and advances to customers at amortised cost	£30.1bn	£26.6bn	£26.5bn
Total assets	£33.8bn	£30.3bn	£30.3bn
Risk weighted assets	£34.2bn	£31.9bn	£30.6bn

Note

a	Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £600m (2010: £nil; 2009: £nil), £47m goodwill impairment in Firstplus secured lending portfolio (2010: £nil; 2009: £nil) and profit on disposal of £nil (2010: £nil; 2009: £3m).

£4,095m total income net of insurance claims	£561m profit before tax

Total assets increased 12% to £33.8bn and risk weighted assets increased 7% to £34.2bn reflecting acquired portfolios and organic growth in the UK. These were partially offset by continued run-off of the FirstPlus portfolio.

Adjusted return on average equity increased to 17.4% (2010: 12.5%) and adjusted return on average tangible equity increased to 23.0% (2010: 16.9%), reflecting increased adjusted profit after tax. Return on average equity decreased to 6.8% (2010: 12.5%) and return on average tangible equity decreased to 9.0% (2010: 16.9%), reflecting decreased profit after tax.

2010

Barclaycard profit before tax increased 9% to £791m. Barclaycard’s international businesses reported strong growth in profit before tax, particularly in South Africa and the US. South Africa card increased 85% to £176m (2009: £95m) primarily through lower underlying impairment. The US business was profitable following adoption of the requirements of the Credit Card Accountability, Responsibility and Disclosure Act in the US (US Credit CARD Act).

Income was £4,024m (2009:£4,041m) with the impact of the US Credit CARD Act broadly offset by balanced growth across the business. Over 20% of income was generated from products other than consumer credit cards. Barclaycard’s UK businesses reported income at £2,453m (2009: £2,493m) reflecting the continued run-off of the FirstPlus secured lending portfolio and lower insurance-related income. International income increased 1% to £1,571m (2009: £1,548m) despite the impact of the US Credit CARD Act.

Net interest income increased 3% to £2,814m reflecting growth in UK consumer card extended credit balances, up 4% to £8.8bn (2009: £8.5bn), and the appreciation of the average value of the Rand against Sterling, partially offset by lower net interest income due to the impact of the US Credit CARD Act and the continued run-off of the FirstPlus portfolio. The customer asset margin improved to 935bps (2009: 934bps), with the net interest margin at 977bps (2009: 969bps).

Net fee and commission income decreased 11% to £1,136m primarily due to the impact of the US Credit CARD Act. Investment income of £39m included a gain of £38m from the sale of Visa shares and MasterCard shares (2009: £20m).

Credit impairment charges reduced 6% to £1,688m reflecting focused risk management and improving economic conditions. As a result, loan loss rates improved to 570bps (2009: 604bps). In addition, the 30-day delinquency rates for consumer card portfolios in the UK of 3.4% (2009: 4.2%), in the US of 4.6% (2009: 6.1%) and in South Africa cards of 7.2% (2009: 8.9%) all reduced compared to 2009.

Operating expenses increased 3% to £1,570m. Excluding increased pension costs and the appreciation of the average value of the Rand against Sterling, operating expenses decreased compared to the prior year.

Total assets were flat at £30.3bn reflecting the appreciation of the US Dollar and the Rand against Sterling offset by the continued run-off of the First Plus portfolio.

Risk weighted assets increased 4% to £31.9bn (2009: £30.6bn), reflecting securitisation redemptions and the appreciation of the US Dollar and the Rand against Sterling.

Adjusted return on average equity of 12.5% (2009: 11.9%) and adjusted return on average tangible equity of 16.9% (2009: 16.5%) increased reflecting increased profit after tax. Return on average equity increased to 12.5% (2009: 11.9%) and return on average tangible equity increased to 16.9% (2010: 16.6%).

	Adjusted[a]			Statutory
	2011	2010	2009	2011	2010	2009
Performance Measures
Return on average equity[b]	17.4%	12.5%	11.9%	6.8%	12.5%	11.9%
Return on average tangible equity[b]	23.0%	16.9%	16.5%	9.0%	16.9%	16.6%
Return on average risk weighted assets	2.6%	1.9%	1.8%	1.2%	1.9%	1.8%
Loan loss rate (bps)	391	570	604	391	570	604
Cost: income ratio	41%	39%	38%	56%	39%	38%

Key Facts
30 day arrears rates – UK cards				2.7%	3.4%	4.2%
30 day arrears rates – US cards				3.1%	4.6%	6.1%
30 day arrears rates – South Africa cards[c]				4.9%	7.2%	8.9%
Total number of Barclaycard customers				23.5m	21.7m	21.2m
Total average outstanding balances – Cards				£22.8bn	£20.9bn	£20.5bn
Total average extended credit balances – Cards				£19.1bn	£17.0bn	£16.4bn
Average outstanding balances – Loans				£5.0bn	£5.5bn	£6.0bn
Number of retailer relationships				87,000	87,000	87,000
Number of employees (full time equivalent)				10,400	9,900	10,100

Notes

a	Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £600m (2010: £nil; 2009: £nil), £47m goodwill impairment in Firstplus secured lending portfolio (2010: £nil; 2009: £nil) and profit on disposal of £nil (2010: £nil; 2009: £3m).
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.
c	South Africa cards 30 day arrears rates revised to include approved debt counselling accounts.

Financial review

Analysis of results by business continued

Barclays Capital

2011

Barclays Capital profit before tax declined to £2,965m (2010: £4,389) driven by a 22% reduction in income to £10,335m in a challenging market environment, partially offset by reduced credit impairment charges and operating expenses, including compensation costs.

Fixed Income, Currency and Commodities (FICC) declined 27% to £6,325m, reflecting lower contributions from Rates, Credit, and Commodities in a challenging trading environment. Currency improved 27% on 2010, benefiting from market volatility and strong client volumes.

Equities and Prime Services declined 14%, with reduced performance in cash equities and equity derivatives offset by improved client flow in equity financing.

Investment Banking reduced 10%. Equity underwriting was in line with the prior year, while financial advisory and debt underwriting were impacted by lower deal activity.

Credit impairment charge of £93m reflecting charges primarily relating to leveraged finance, offset by a release of £223m of the impairment allowance relating to the Protium loan.

Operating expenses reduced 12% to £7,289m, reflecting a decrease in both non-compensation and compensation costs. The 2011 bonus pool decreased 32% to £1.5bn compared to a decrease in headcount of 3%.

Assets contributing to adjusted gross leverage decreased 10% to £604bn primarily due to a reduction in reverse repurchase transactions. Total assets increased 6% to £1,158bn, reflecting increases in the fair value of gross interest rate derivative assets offset by a reduction in reverse repurchase agreements.

Credit market exposures of £15.2bn, reduced by £8.7bn primarily driven by sale of assets formerly held as Protium collateral and commercial real estate loans and properties.

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	1,177	1,121	1,598
Net fee and commission income	3,026	3,347	3,001
Net trading income	5,264	7,986	9,005
Net investment income/(loss)	873	752	(164)
Other income	(5)	3	5
Total income	10,335	13,209	13,445
Credit impairment charges and other provisions	(93)	(543)	(2,591)
Net operating income	10,242	12,666	10,854
Operating expenses	(7,289)	(8,295)	(6,592)
Share of post-tax results of associates and joint ventures	12	18	22
Profit before tax[a]	2,965	4,389	4,284
Adjusted profit before tax[a]	2,965	4,389	4,284

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£158.6bn	£149.7bn	£162.6bn
Customer deposits	£83.1bn	£70.3bn	£66.3bn
Total assets	£1,158.4bn	£1,094.8bn	£1,019.1bn
Assets contributing to adjusted gross leverage	£604.0bn	£668.1bn	£618.2bn
Risk weighted assets	£186.7bn	£191.3bn	£181.1bn
Liquidity pool	£152bn	£154bn	£127bn

Note

a	The impact of own credit movements in the fair value of structured note issuance of £2,708m (2010: £391m; 2009: loss of £1,820m) is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital. This reflects the fact that these fair value movements relate to the credit worthiness of the issuer as a whole, rather than Barclays Capital in particular, and are not included within any assessment of Barclays Capital’s underlying performance. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.

£10,335m total income	£2,965m profit before tax

Risk weighted assets down 2% to £187bn, reflecting lower levels of client activity, risk reduction and reduction in credit market exposures, more than offsetting the impact of CRD3.

Return on average equity decreased to 10.4% (2010: 13.5%) and return on average risk weighted assets to 1.2% (2010: 1.5%), reflecting difficult market conditions.

2010

Barclays Capital profit before tax increased 2% to £4,389m.

Net operating income for 2010 increased 17% to £12,666m reflecting significant reduction both in credit market losses taken through income to £124m (2009: £4,417m) and in impairment charges to £543m (2009: £2,591m).

Fixed Income, Currency and Commodities income declined 6% to £8,687m, reflecting lower contributions particularly from Rates and Commodities despite significant reductions in credit market losses.

Higher funding costs also led to a reduction in net interest income. Equities and Prime Services decreased 6% to £2,040m due to the subdued market activity in European equity derivatives, partially offset by improved client flow in cash equities and equity financing, as the benefits of the build-out of the cash equities business started to come through. Investment Banking, which comprises advisory businesses and equity and debt underwriting, increased 3% to £2,243m as a result of continued growth in banking activities.

Fee and commission income increased 12% to £3,347m across Investment Banking and Equities with a higher contribution from Asia. Principal Investments generated income of £239m which contributed to the increase in net investment income to £752m in addition to an increase in income from the disposal of available for sale assets and a reduction in fair value losses on assets held at fair value.

Credit impairment charges of £543m included credit market impairment of £621m (2009: £1,669m) primarily relating to the difference between the carrying value of the Protium loan and the fair value of the underlying assets supporting the loan which followed a reassessment of the expected realisation period. Non-credit market related impairment was a release of £78m (2009: charge of £922m).

Operating expenses increased 26% to £8,295m which largely reflected investment in our sales, origination, trading and research activities, increased charges relating to prior year compensation deferrals and restructuring costs. The cost: net operating income ratio was 65% (2009: 61%).

Total assets increased 7% to £1,095bn. The increase reflected the net depreciation in the value of Sterling relative to other currencies in which our assets are denominated, growth in reverse repurchase trading and an increase in the liquidity pool to £154bn (2009: £127bn).

Assets contributing to adjusted gross leverage increased 8% to £668bn. Risk weighted assets increased 6% to £191bn due to changes in methodology and the impact of foreign exchange rate movements, offset by reductions resulting from capital management efficiencies.

Return on average equity increased to 13.5% (2009: 13.3%), return on average tangible equity increased to 14.1% (2009: 14.0%) and return on average risk weighted assets increased to 1.5% (2009: 1.4%) reflecting increased profit after tax.

Analysis of Total Income				Year ended 31 December
				2011 £m	2010 £m	2009 £m
Fixed Income, Currency and Commodities				6,325	8,687	9,235
Equities and Prime Services				1,751	2,040	2,165
Investment Banking				2,027	2,243	2,188
Principal Investments				232	239	(143)
Total income				10,335	13,209	13,445

		Adjusted[a]			Statutory
	2011	2010	2009	2011	2010	2009
Performance Measures
Return on average equity[b]	10.4%	13.5%	13.3%	10.4%	13.5%	13.3%
Return on average tangible equity[b]	10.8%	14.1%	14.0%	10.8%	14.1%	14.0%
Return on average risk weighted assets	1.2%	1.5%	1.4%	1.2%	1.5%	1.4%
Loan loss rate (bps)	8	42	115	8	42	115
Cost: income ratio	71%	63%	49%	71%	63%	49%
Cost: net operating income ratio	71%	65%	61%	71%	65%	61%
Compensation: income ratio	47%	43%	33%	47%	43%	33%
Average income per employee (000s)	£424	£529	£596	£424	£529	£596

Other measures
Average DVaR (95%)				£57m	£53m	£77m
Number of employees (full time equivalent)				24,000	24,800	23,200

Notes

a	The impact of own credit movements in the fair value of structured note issuance of £2,708m (2010: £391m; 2009: loss of £1,820m) is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital. This reflects the fact that these fair value movements relate to the credit worthiness of the issuer as a whole, rather than Barclays Capital in particular, and are not included within any assessment of Barclays Capital’s underlying performance. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.

Financial review

Analysis of results by business continued

Barclays Corporate

2011

Barclays Corporate adjusted profit before tax improved to £126m (2010: loss of £388m), reflecting significant progress in restructuring overseas operations and improved credit impairment in Europe. Loss before tax improved to £70m (2010: £631m loss), including £123m impairment of Spanish goodwill and £73m loss on the disposal of Barclays Bank Russia (BBR).

UK profit before tax declined £87m to £747m including a decline in the net valuation of fair value loans. Excluding this item, underlying UK performance improved, reflecting increased net investment and fee and commission income and improving credit impairment, partially offset by an increase in costs mainly from the non-recurrence of a prior year pension credit and continued investment in infrastructure. Europe loss before tax reduced 24% to £647m, reflecting lower credit impairment partially offset by the goodwill impairment in Spain. Rest of the World loss before tax reduced 72% to £170m, principally due to the non-recurrence of a prior year goodwill impairment in BBR, lower operating expenses and an improvement in loan loss rates, partially offset by the loss on disposal of BBR.

Net interest income improved 2% to £2,036m driven by increases in UK customer liabilities and customer liability margins. Net interest margin decreased to 146bps (2010: 153bps), with average customer assets decreasing 2% to £68.7bn and average customer liabilities increasing 16% to £70.6bn.

Credit impairment charges reduced 32% to £1,149m, as overall loan loss rates improved to 162bps (2010: 226bps). UK reduced 23% to £355m, benefiting from lower default rates and tightly controlled exposure to commercial real estate loans. Europe reduced 33% to £716m primarily due to lower impairment charges in Spain of £480m (2010: £898m), reflecting proactive risk management action to reduce exposure to the property and construction sector. Rest of the World reduced 53% to £78m, primarily as a result of management action to reduce risk profile of portfolios.

Operating expenses reduced by 2% to £1,639m, excluding the impact of goodwill impairment. Including goodwill impairment, operating expenses reduced 8% to £1,762m. A decrease in restructuring charges and benefits from streamlining operations more than offset the impact of the non-recurrence of the prior year pension credit.

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	2,036	2,004	2,083
Net fee and commission income	929	910	1,002
Net trading (expense)/income	(99)	80	18
Net investment income/(loss)	29	(32)	(46)
Gains on debt buy-backs and extinguishments	–	–	85
Other income	17	12	39
Total income	2,912	2,974	3,181
Credit impairment charges and other provisions	(1,149)	(1,696)	(1,558)
Net operating income	1,763	1,278	1,623
Operating expenses excluding goodwill impairment	(1,639)	(1,664)	(1,466)
Goodwill impairment	(123)	(243)	–
Operating expenses	(1,762)	(1,907)	(1,466)
Share of post-tax results of associates and joint ventures	2	(2)	–
Loss on disposal of subsidiaries, associates and joint ventures	(73)	–	–
(Loss)/profit before tax	(70)	(631)	157
Adjusted profit/(loss) before tax[a]	126	(388)	73

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£64.6bn	£65.7bn	£70.7bn
Loans and advances to customers at fair value	£17.2bn	£14.4bn	£13.1bn
Customer deposits	£77.7bn	£71.0bn	£66.3bn
Total assets	£88.7bn	£85.7bn	£88.8bn
Risk weighted assets	£69.7bn	£70.8bn	£76.9bn
Number of employees (full time equivalents)	9,700	11,900	12,900

Note

a	Adjusted profit before tax and performance measures exclude the impact of loss on disposal of Barclays Bank Russia of £73m (2010: £nil; 2009: £nil) and £123m of Spain goodwill impairment (2010: £243m: 2009: £nil). 2010 adjusted loss before tax has been revised to exclude goodwill impairment of £243m on Barclays Bank Russia. 2009 adjusted profit before tax has been revised to exclude gains on debt buy-backs and extinguishments of £85m.

£2,912m total income	£70m loss before tax

Total assets increased to £88.7bn (2010: £85.7bn) mainly driven by higher balances in the UK. There was good growth in customer deposits to £77.7bn (2010: £71.0bn), largely within the UK, benefiting from product innovation.

Risk weighted assets decreased 2% to £69.7bn reflecting reductions in net exposures in Europe and Rest of the World, partially offset by higher net balances in the UK.

2010

Barclays Corporate recorded a loss before tax of £631m (2009: profit of £157m). An improvement in the result of the profitable UK business was more than offset by increased losses in Europe, notably Spain, and Rest of the World.

Profit before tax in the UK increased 13% to £834m. Performance was primarily driven by significantly reduced impairment. Loss before tax in Europe increased to a loss of £853m mainly due to impairments on property and construction exposures in Spain. Rest of the World recorded a loss before tax of £612m reflecting the write down of the £243m goodwill relating to Barclays Bank Russia (BBR) and restructuring costs totalling £119m, including £25m relating to restructuring of the Russian business. These were partially offset by a substantial reduction in impairment charges and tight control of operating expenses.

Total income decreased 7% to £2,974m mainly as a result of lower treasury management income and reduced risk appetite outside the UK. Excluding the 2009 gains on buy-backs of securitised debt of £85m and fair value adjustments in 2010, UK income remained resilient.

Net interest income fell 4% to £2,004m reflecting lower treasury management income and higher funding charges in Europe and reduced average asset balances in Rest of the World. UK net interest income increased 2% (£29m), with higher deposit income reflecting strong growth in balances, offset by reduced demand for lending and higher funding costs. Barclays Corporate net interest margin decreased 12bps to 153bps (2009: 165bps).

Net fees and commissions fell 9% to £910m driven by lower debt fees and treasury income. Net trading income increased to £80m mainly as a result of loan fair value adjustments in the UK. Net investment loss decreased to £32m reflecting reduced write downs in venture capital investments.

Credit impairment charges increased to £1,696m, primarily in Spain where a £630m increase to £898m was driven by depressed market conditions in the property and construction sector, including some significant single name cases. This was partly offset by an improvement of £290m in UK reflecting lower default rates and fewer insolvencies; and an improvement in Rest of the World of £206m, including £130m in the retail book. Loan loss rates increased to 226bps (2009: 211bps).

Operating expenses grew 30% to £1,907m, reflecting the write down of the £243m of goodwill relating to BBR and associated restructuring costs of £25m, as well as previously announced restructuring costs of £94m in other geographies within Rest of the World (predominantly relating to Indonesia), higher pension costs in the UK, and increased investment spend as Barclays Corporate continued to invest in its infrastructure to deliver leading product and superior client service capabilities.

There was strong growth in total average customer accounts which grew 21% to £60.9bn, mostly within the UK, as a result of significant increases in current account balances and deposits benefiting from product innovation. As a result, the balance between loans and deposits, including banks, in the UK moved by £8bn to surplus deposits of £1.8bn.

Risk weighted assets fell 8% to £70.8bn (2009: £76.9bn) reflecting lower levels of customer assets across the business and improvements in the credit quality of the UK portfolio. Negative returns on average equity, average tangible equity and average risk weighted assets in 2010 were the result of the increased losses in Europe and Rest of the World, which more than offset the improved profitability of UK.

			Adjusted[a]			Statutory
			2011	2010	2009	2011	2010	2009
Performance Measures
Return on average equity[b]			1.3%	(4.1% )	0.7%	(1.4% )	(7.1% )	1.4%
Return on average tangible equity[b]			1.4%	(4.4% )	0.8%	(1.5% )	(7.7% )	1.5%
Return on average risk weighted assets			0.1%	(0.5% )	0.1%	(0.2% )	(0.8% )	0.1%
Loan loss rate (bps)			162	226	211	162	226	211
Cost: income ratio			56%	56%	46%	61%	64%	46%

Income Statement Information	2011				2010
	UK £m	Europe £m	RoW £m	Total £m	UK £m	Europe £m	RoW £m	Total £m
Income	2,199	440	273	2,912	2,279	428	267	2,974
Credit impairment charges and other provisions	(355)	(716)	(78)	(1,149)	(459)	(1,072)	(165)	(1,696)
Operating expenses excluding goodwill impairment	(1,099)	(248)	(292)	(1,639)	(984)	(209)	(471)	(1,664)
Goodwill impairment	–	(123)	–	(123)	–	–	(243)	(243)
Share of post-tax results of associates and joint ventures	2	–	–	2	(2)	–	–	(2)
Loss on disposal of subsidiaries, associates and joint ventures	–	–	(73)	(73)	–	–	–	–
Profit/(loss) before tax	747	(647)	(170)	(70)	834	(853)	(612)	(631)
Adjusted profit/(loss) before tax[a]	747	(524)	(97)	126	834	(853)	(369)	(388)

Notes

a	Adjusted profit before tax and performance measures exclude the impact of loss on disposal of Barclays Bank Russia of £73m (2010: £nil; 2009: £nil) and £123m of Spain goodwill impairment (2010: £243m: 2009: £nil). 2010 adjusted loss before tax has been revised to exclude goodwill impairment of £243m on Barclays Bank Russia. 2009 adjusted profit before tax has been revised to exclude gains on debt buy-backs and extinguishments of £85m.
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.

Financial review

Analysis of results by business continued

Barclays Wealth

2011

Barclays Wealth profit before tax increased 27% to £207m driven by strong income growth partly offset by increased investment in the growth of the business.

Income improved 12% to £1,744m reflecting strong income growth in the High Net Worth businesses. Net operating income improved 13% to £1,703m with the loan loss rate reducing to 21bps (2010: 29bps).

Net interest income improved 18% to £798m as customer deposit and loan balances have increased reflecting growth in High Net Worth client balances and an increase in margins on deposits. Net interest margin increased to 129bps from 122bps with average customer deposits up £3.6bn to £44.5bn and average loans up £3.0bn to £17.5bn.

Net fee and commission income improved 9% to £943m driven by higher transactional activity in the High Net Worth businesses.

Operating expenses increased 11% to £1,493m reflecting increase in investment spend and related restructuring costs to support the strategic investment programme. Includes the cost of increase in the client facing staff and infrastructure to support the High Net Worth businesses.

	2011 £m	2010 £m	2009 £m
Income Statement Information
Net interest income	798	678	503
Net fee and commission income	943	869	792
Net trading income	5	11	7
Net investment income	–	2	13
Other (expense)/income	(2)	–	7
Total income	1,744	1,560	1,322
Credit impairment charges and other provisions	(41)	(48)	(51)
Net operating income	1,703	1,512	1,271
Operating expenses	(1,493)	(1,349)	(1,129)
Share of post-tax results of associates and joint ventures	(3)	–	–
Profit on disposal of subsidiaries, associates and joint ventures	–	–	1
Profit before tax	207	163	143
Adjusted profit before tax[a]	207	163	142

Balance Sheet Information
Loans and advances to customers at amortised cost	£18.8bn	£16.1bn	£13.0bn
Customer deposits	£46.5bn	£44.8bn	£38.4bn
Total assets	£20.9bn	£17.8bn	£14.9bn
Risk weighted assets	£13.1bn	£12.4bn	£11.4bn

Note

a	2009 adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposal of subsidiaries, associates and joint ventures of £1m.

£1,744m total income	£207m profit before tax

Risk weighted assets increased 6% to £13.1bn. This compares to growth in lending of 17%, with an increased level of collateral in the lending portfolio.

Client assets increased marginally to £164.2bn (2010: £163.9bn) with strong net new asset growth in the High Net Worth businesses offset by market, foreign exchange and other movements.

Return on average equity increased to 10.9% (2010: 8.8%) and return on average tangible equity up to 15.0% (2010: 12.3%) with growth in income and profit before tax significantly higher than increased equity.

2010

Barclays Wealth profit before tax increased 14% to £163m.

Income increased 18% to £1,560m principally from growth in the High Net Worth businesses and higher attributable net interest income from the revised internal funds pricing mechanism.

Net interest income increased 35% to £678m, mostly due to changes in internal funds pricing which gives credit for the behaviourally long-term deposits held by Barclays Wealth. The net interest margin increased to 122bps (2009: 102bps). This reflects the increase in the customer liability margin from 53bps to 87bps as well as the reduction in the customer asset margin from 101bps to 81bps. Customer accounts grew 17% to £44.8bn and loans and advances to customers grew 24% to £16.1bn.

Net fee and commission income increased 10% to £869m primarily driven by higher transactional activity with High Net Worth clients.

Operating expenses increased 19% to £1,349m, principally due to the impact of the growth in High Net Worth business revenues on staff and infrastructure costs and the start of Barclays Wealth’s strategic investment programme.

Total client assets, comprising customer deposits and client investments, were £163.9bn (2009: £151.2bn) with underlying net new asset inflows of £6bn. Risk weighted assets increased 9% to £12.4bn reflecting growth in loans and advances, impact of exchange rate movements and collateral management.

Stable returns on average equity and average tangible equity, reflected the strong performance of the business offset by the cost of strategic investment and the increase in capital allocation.

	Adjusted[a]			Statutory
	2011	2010	2009	2011	2010	2009
Performance Measures
Return on average equity[b]	10.9%	8.8%	7.6%	10.9%	8.8%	7.7%
Return on average tangible equity[b]	15.0%	12.3%	10.9%	15.0%	12.3%	11.0%
Return on average risk weighted assets	1.5%	1.2%	1.1%	1.5%	1.2%	1.1%
Loan loss rate (bps)	21	29	38	21	29	38
Cost: income ratio	86%	86%	85%	86%	86%	85%

Other financial measures
Total client assets				£164.2bn	£163.9bn	£151.2bn
Number of employees				7,700	7,700	7,400

Notes

a	2009 adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposal of subsidiaries, associates and joint ventures of £1m.
b	Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 2010: 9%; 2009: 8%) in the calculation of average equity and average tangible equity.

Financial review

Analysis of results by business continued

Investment Management

2011

Investment Management profit before tax of £96m (2010: £67m), principally reflecting dividend income of £123m (2010: £100m) from the Group’s available for sale holding in BlackRock, Inc. which represents a 19.7% (2010: 19.9%) interest.

The loss before tax of £1,762m (2010: profit of £67m) resulted from the £1,800m impairment of the Group’s investment in BlackRock, Inc. The impairment reflects the recycling through the income statement of the cumulative reduction in market value of the Group’s investment in BlackRock, Inc. as at 30 September 2011 previously recognised in equity.

The fair value of the holding as at 31 December 2011 was £4.1bn (2010: £4.6bn). Since 30 September 2011, the value of the holding has increased by £0.7bn, which has been taken to equity. For regulatory capital purposes, the increase is deducted from the Group’s Core Tier 1. If the increase had been included in Core Tier 1 Capital, the Group’s Core Tier 1 Capital ratio would have been 0.2% higher.

2010

Investment Management profit before tax of £67m (2009: £22m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc., which was acquired as part of the consideration for the sale of Barclays Global Investors on 1 December 2009.

Total assets as at 31 December 2010 of £4.6bn (2009: £5.4bn) reflected the fair value of the Group’s investment in 37.567 million BlackRock, Inc. shares.

The available for sale reserve impact of £1.1bn relating to this investment as at 31 December 2010 resulted in an adverse impact of approximately 20bps in the Core Tier 1 ratio over the year. The offsetting appreciation in the shares’ US Dollar value against Sterling of £0.3bn was hedged by foreign exchange instruments.

The holding was assessed for impairment by the Group as at 31 December 2010. This analysis identified that the reduction in fair value from the original acquisition value was not significant or prolonged in the light of an increase in share price through the second half of the year and ongoing price volatility and, as such, no impairment was recognised.

	2011 £m	2010 £m	2009 £m
Income Statement Information
Total income	53	78	40
Impairment of investment in BlackRock, Inc.	(1,800)	–	–
Net operating income	(1,747)	78	40
Operating expenses	(15)	(11)	(17)
Loss on disposal of subsidiaries, associates and joint ventures	–	–	(1)
(Loss)/Profit before tax	(1,762)	67	22
Adjusted profit before tax[a]	96	67	23

Balance Sheet Information
Total assets	£4.1bn	£4.6bn	£5.4bn
Risk weighted assets	£0.1bn	£0.1bn	£0.1bn

Note

a	Adjusted profit before tax excludes £1,800m impairment of investment in BlackRock, Inc. (2010:£nil; 2009: £nil) and a £58m loss (2010: £nil; 2009:£nil) on disposal of a portion of the Group’s strategic investment in BlackRock, Inc. recycled through investment income. 2009 adjusted profit before tax excludes £1m loss on disposal of subsidiaries, associates and joint ventures.

Head Office Functions and Other Operations

2011

Head Office Functions and Other Operations adjusted loss before tax increased 46% to £1,106m, principally as a result of a £325m charge arising from the UK bank levy that came into force during 2011. Profit before tax improved significantly to £2,709m (2010: loss of £368m), reflecting own credit gains and gains on debt buy-backs.

Total income improved to £3,504m (2010: £213m). Own credit gains, increased to £2,708m (2010: £391m) and gains on debt buy-backs of £1,130m (2010: £nil) were recognised resulting from the retirement of Tier 1 capital, which will not qualify as Tier 1 capital under Basel 3. This was partially offset by the non-recurrence in 2011 of £265m income from currency translation reserves following the repatriation of capital from overseas operations that was recognised in 2010.

Operating expenses increased to £773m (2010: £579m) principally due to the UK bank levy of £325m and higher Financial Services Compensation Scheme (FSCS) costs, partially offset by non recurrence of a 2010 provision of £194m in relation to resolution of the investigation into Barclays compliance with US economic sanctions. The loss on disposal of £23m reflects losses from currency translation reserves recognised in the income statement following the disposal of Barclays Bank Russia.

Total assets increased 33% to £27.8bn due to purchases of government bonds to support the Group’s hedging and liquidity management activities.

2010

Head Office Functions and Other Operations adjusted loss before tax decreased £962m to a loss of £759m. The results for 2009 reflected a net gain on debt buy-backs of £1,164m, while 2010 benefited notably from a significant decrease in the costs of the central funding activity and a reclassification of profit from the currency translation reserve. Loss before tax reduced significantly to £368m (2010: loss of £2,370m), primarily due to own credit gains of £391m (2009: loss of £1,820m).

Net operating income increased to £211m (2009: loss of £1,808m) principally reflecting own credit movements, significant decrease in the costs of the central funding activity as the money market dislocations eased and recognition in the income statement of £265m of profit from the currency translation reserve, offset by increases in fees for structured capital market activities.

Operating expenses increased to £579m (2009: £570m) principally due to payment of a £194m settlement to US regulators in resolution of the investigation into Barclays compliance with US economic sanctions, partially offset by a reduction in the bank payroll tax charge to £96m (2009: £225m) and a reduction of £59m in Financial Services Compensation Scheme charges.

Total assets increased to £20.9bn (2009: £6.4bn), largely due to a £7.4bn net increase in gilts held for the equity structural hedge and £6.8bn of covered bonds and other notes.

	2011 £m	2010 £m	2009 £m
Total income net of insurance claims (excluding own credit and gains on debt buy-backs)	(334)	(178)	(1,136)
Own credit	2,708	391	(1,820)
Gains on debt buy-backs and extinguishments	1,130	–	1,164
Total income net of insurance claims	3,504	213	(1,792)
Credit impairment release/(charge) and other provisions	1	(2)	(16)
Net operating income/(loss)	3,505	211	(1,808)
Operating expenses (excluding UK bank levy)	(448)	(579)	(570)
UK bank levy	(325)	–	–
Operating expenses	(773)	(579)	(570)
Share of post-tax results of associates and joint ventures	–	–	1
Profit on disposal of associates and joint ventures	(23)	–	7
Profit/(loss) before tax[a]	2,709	(368)	(2,370)
Adjusted loss before tax[b]	(1,106)	(759)	(1,721)

Balance Sheet Information and key facts
Total assets	£27.8bn	£20.9bn	£6.4bn
Risk weighted assets	£2.4bn	£0.6bn	£0.9bn
Number of employees (full time equivalent)[c]	1,400	1,400	1,500

Notes

a	The impact of own credit movements in the fair value of structured note issuance of £2,708m (2010: £391m; 2009: loss of £1,820m) is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital. This reflects the fact that these fair value movements relate to the credit worthiness of the Group as a whole, rather than Barclays Capital in particular, and are not included within any assessment of Barclays Capital’s underlying performance. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.
b	Adjusted loss before tax excludes the impact of own credit gains of £2,708m (2010: £391m; 2009: loss of £1,820m); gains on debt buybacks of £1,130m (2010: £nil; 2009: £1,164m) and £23m (2010: £nil; 2009: gain £7m) loss on disposal of subsidiaries associates and joint ventures.
c	The number of employees for 2010 has been revised to exclude 100 employees transferred to Africa RBB.

165

Financial statements

	167		Presentation of information
	168		Independent Registered Public Accounting Firm’s report
	169		Consolidated income statement
	170		Consolidated statement of comprehensive income
	171		Consolidated balance sheet
	172		Consolidated statement of changes in equity
	173		Consolidated cash flow statement
	174		Parent company accounts
	176		Notes to the financial statements
	Significant accounting policies
	Performance
	180	2	Segmental reporting
	180	3	Net interest income
	181	4	Net fee and commission income and insurance premiums
	181	5	Net trading income
	181	6	Net investment income
	182	7	Credit impairment charges and impairment on available for sale assets
	183	8	Administration and general expenses
	185	9	UK bank levy
	185	10	Loss on disposal of subsidiaries, associates and joint ventures
	185	11	Tax
	189	12	Earnings per share
	189	13	Dividends on ordinary shares
	189	14	Discontinued operations
	Assets and liabilities held at fair value
	191	15	Trading portfolio
	191	16	Financial assets designated at fair value
	192	17	Derivative financial instruments
	196	18	Available for sale financial assets
	196	19	Financial liabilities designated at fair value
	197	20	Fair value of financial instruments
	Financial instruments held at amortised cost
	210	21	Loans and advances to banks and customers
	210	22	Finance leases
	211	23	Reclassification of financial assets held for trading
	211	24	Reverse repurchase and repurchase agreements including other similar lending and borrowing
	Fixed assets and investments
	212	25	Property, plant and equipment
	214	26	Goodwill and intangible assets
	216	27	Operating leases
	Accruals, provisions, and contingent liabilities
	217	28	Accruals, deferred income and other liabilities
	218	29	Provisions
	219	30	Contingent liabilities and commitments
	220	31	Legal proceedings
	222	32	Competition and regulatory matters
	Capital instruments, equity and reserves
	223	33	Subordinated liabilities
	226	34	Ordinary shares, share premium, and other equity
	227	35	Reserves
	227	36	Non-controlling interests
	Employee benefits
Mentoring	229	37	Staff costs
	230	38	Share based payments
Barclays employees volunteer as mentors to help participants improve their confidence, communication skills and job prospects.	233	39	Retirement benefit obligations
	Scope of consolidation
	238	40	Investment in subsidiaries
	239	41	Acquisition of subsidiaries
	240	42	Investments in associates and joint ventures
	240	43	Securitisations
	241	44	Off-balance sheet arrangements
	243	45	Assets pledged
	Other disclosure matters
	244	46	Related party transactions and Directors’ remuneration

Presentation of information

BBA Code for Financial Reporting Disclosure

In September 2010, the British Bankers’ Association published a Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will:

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

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2011 Annual Report and Accounts in compliance with the Code.

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. In 2011 we have:

–	continued to streamline disclosure to focus on significant decision-useful information, for example providing detailed disclosure on individual employee share schemes only where material in the context of the income statement charge, dilution of capital or Executive remuneration;

–	included certain more detailed or static information in other published documents with clear references to where these may be found, for example risk management methodologies (included in Pillar 3 reporting) and the glossary (published separately on-line);

–	reorganised the information in the Notes to the Accounts under common topics to facilitate readers’ understanding;

–	included descriptions of significant accounting policies, critical accounting estimates and future accounting developments within the note to which they relate, thereby including related information in one place;

–	continued to enhance our disclosures, with specific focus on:

–	the effects of collateral on our maximum exposure to credit risk following amendments to IFRS 7 Financial Instruments (page 53);

–	exposures to selected countries (page 85);

–	liquidity disclosures including information on funding structure and secured funding (page 112);

–	credit risk and loans subject to forbearance (pages 72 and 76);

–	provisions relating to PPI redress (page 218);

–	reconciliation of balance sheet figures to regulatory capital resources (page 106);

–	accounting for deferred employee remuneration and the reconciliation of awards to performance costs (page 38); and

–	accounting for deferred tax assets (page 185).

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 169 to 173 along with the accounts of Barclays PLC itself on pages 174 to 175. The accounting policies and the notes commencing on page 176 apply equally to both sets of accounts unless otherwise stated.

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated cash flow statements and, Consolidated statements of comprehensive income and Consolidated statements of changes in equity present fairly, in all material respects, the financial position of Barclays PLC (the ‘Company’) and its subsidiaries at 31 December 2011 and 31 December 2010 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting as it pertains to Barclays PLC in the Directors’ report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

7 March 2012

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2011 £m	2010 £m	2009 £m
Continuing operations
Interest income	3	20,589	20,035	21,236
Interest expense	3	(8,388)	(7,512)	(9,318)
Net interest income		12,201	12,523	11,918
Fee and commission income	4	10,208	10,368	9,946
Fee and commission expense	4	(1,586)	(1,497)	(1,528)
Net fee and commission income		8,622	8,871	8,418
Net trading income	5	7,660	8,078	7,001
Net investment income	6	2,305	1,477	56
Net premiums from insurance contracts		1,076	1,137	1,172
Gains on debt buy-backs and extinguishments		1,130	–	1,249
Other income		39	118	140
Total income		33,033	32,204	29,954
Net claims and benefits incurred on insurance contracts		(741)	(764)	(831)
Total income net of insurance claims		32,292	31,440	29,123
Credit impairment charges and other provisions	7	(3,802)	(5,672)	(8,071)
Impairment of investment in BlackRock, Inc.	7	(1,800)	–	–
Net operating income		26,690	25,768	21,052
Staff costs	37	(11,407)	(11,916)	(9,948)
Administration and general expenses	8	(6,356)	(6,585)	(5,560)
Depreciation of property, plant and equipment	25	(673)	(790)	(759)
Amortisation of intangible assets	26	(419)	(437)	(447)
Goodwill impairment	26	(597)	(243)	(1)
Provision for PPI redress	29	(1,000)	–	–
UK bank levy	9	(325)	–	–
Operating expenses		(20,777)	(19,971)	(16,715)
Share of post-tax results of associates and joint ventures		60	58	34
(Loss)/Profit on disposal of subsidiaries, associates and joint ventures	10	(94)	81	188
Gain on acquisitions	41	–	129	26
Profit before tax from continuing operations		5,879	6,065	4,585
Taxation	11	(1,928)	(1,516)	(1,074)
Profit after tax from continuing operations		3,951	4,549	3,511
Profit for the year from discontinued operations, including gain on disposal	14	–	–	6,777
Profit after tax		3,951	4,549	10,288

Profit attributable to equity holders of the Parent from:
Continuing operations		3,007	3,564	2,628
Discontinued operations		–	–	6,765
Total		3,007	3,564	9,393
Profit attributable to non-controlling interests	36	944	985	895

		p	p	p
Basic earnings per share	12	25.1	30.4	86.2
Basic earnings per share – continuing operations	12	25.1	30.4	24.1
Basic earnings per share – discontinued operations	12	–	–	62.1
Diluted earnings per share	12	24.0	28.5	81.6
Diluted earnings per share – continuing operations	12	24.0	28.5	22.7
Diluted earnings per share – discontinued operations	12	–	–	58.9
Dividends per share		6.0	5.5	2.5
Interim dividends per share		3.0	3.0	1.0
Final dividend per share	13	3.0	2.5	1.5

The Board of Directors approved the financial statements set out on pages 169 to 246 on 7 March 2012.

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2011 £m	2010 £m	2009 £m
Profit after tax	3,951	4,549	10,288
Other comprehensive income from continuing operations:
Currency translation reserve
– Currency translation differences	(1,607)	1,184	(861)
– Tax	–	–	(2)
Available for sale reserve
– Net gains/(losses) from changes in fair value	2,742	(133)	1,176
– Net gains transferred to net profit on disposal	(1,614)	(1,020)	(422)
– Net losses transferred to net profit due to impairment	1,860	53	672
– Net gains transferred to net profit due to fair value hedging	(1,803)	(308)	(123)
– Changes in insurance liabilities	18	31	(67)
– Tax	171	141	(177)
Cash flow hedging reserve
– Net gains from changes in fair value	2,407	601	285
– Net gains transferred to net profit	(753)	(684)	(120)
– Tax	(391)	39	(65)
Other	(74)	59	218
Other comprehensive income for the year, net of tax, from continuing operations	956	(37)	514
Other comprehensive income for the year, net of tax, from discontinued operations	–	–	(58)
Total comprehensive income for the year	4,907	4,512	10,744

Attributable to:
Equity holders of the Parent	4,576	2,975	9,556
Non-controlling interests	331	1,537	1,188
	4,907	4,512	10,744

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2011 £m	2010 £m
Assets
Cash and balances at central banks		106,894	97,630
Items in the course of collection from other banks		1,812	1,384
Trading portfolio assets	15	152,183	168,867
Financial assets designated at fair value	16	36,949	41,485
Derivative financial instruments	17	538,964	420,319
Available for sale financial investments	18	68,491	65,110
Loans and advances to banks	21	47,446	37,799
Loans and advances to customers	21	431,934	427,942
Reverse repurchase agreements and other similar secured lending	24	153,665	205,772
Prepayments, accrued income and other assets		4,563	5,143
Investments in associates and joint ventures	42	427	518
Property, plant and equipment	25	7,166	6,140
Goodwill and intangible assets	26	7,846	8,697
Current tax assets	11	374	196
Deferred tax assets	11	3,010	2,517
Retirement benefit assets	39	1,803	126
Total assets		1,563,527	1,489,645
Liabilities
Deposits from banks		91,116	77,975
Items in the course of collection due to other banks		969	1,321
Customer accounts		366,032	345,788
Repurchase agreements and other similar secured borrowing	24	207,292	225,534
Trading portfolio liabilities	15	45,887	72,693
Financial liabilities designated at fair value	19	87,997	97,729
Derivative financial instruments	17	527,910	405,516
Debt securities in issue		129,736	156,623
Subordinated liabilities	33	24,870	28,499
Accruals, deferred income and other liabilities	28	12,580	13,233
Provisions	29	1,529	947
Current tax liabilities	11	1,397	646
Deferred tax liabilities	11	695	514
Retirement benefit liabilities	39	321	365
Total liabilities		1,498,331	1,427,383

Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		55,589	50,858
Non-controlling interests	36	9,607	11,404
Total shareholders’ equity		65,196	62,262
Total liabilities and shareholders’ equity		1,563,527	1,489,645

Marcus Agius

Group Chairman

Bob Diamond

Chief Executive

Chris Lucas

Group Finance Director

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium £m	[a]	Available for sale reserve £m [b]	Cash flow hedging reserve £m [b]	Currency translation reserve £m [b]	Other reserves and treasury shares £m [b]	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2011	12,339		(1,355)	152	2,357	600	36,765	50,858	11,404	62,262
Profit after tax	–		–	–	–	–	3,007	3,007	944	3,951
Currency translation movements	–		–	–	(1,009)	–	–	(1,009)	(598)	(1,607)
Available for sale investments	–		1,380	–	–	–	–	1,380	(6)	1,374
Cash flow hedges	–		–	1,290	–	–	–	1,290	(27)	1,263
Other	–		–	–	–	–	(92)	(92)	18	(74)
Total comprehensive income for the year	–		1,380	1,290	(1,009)	–	2,915	4,576	331	4,907
Issue of shares under employee share schemes	41		–	–	–	–	838	879	–	879
Net purchase of treasury shares	–		–	–	–	(165)	–	(165)	–	(165)
Vesting of treasury shares	–		–	–	–	499	(499)	–	–	–
Dividends paid	–		–	–	–	–	(660)	(660)	(727)	(1,387)
Redemption of Reserve Capital Instruments	–		–	–	–	–	–	–	(1,415)	(1,415)
Other reserve movements	–		–	–	–	88	13	101	14	115
Balance as at 31 December 2011	12,380		25	1,442	1,348	1,022	39,372	55,589	9,607	65,196

Balance as at 1 January 2010	10,804		(110)	252	1,615	871	33,845	47,277	11,201	58,478
Profit after tax	–		–	–	–	–	3,564	3,564	985	4,549
Currency translation movements	–		–	–	742	–	–	742	442	1,184
Available for sale investments	–		(1,245)	–	–	–	–	(1,245)	9	(1,236)
Cash flow hedges	–		–	(100)	–	–	–	(100)	56	(44)
Other	–		–	–	–	–	14	14	45	59
Total comprehensive income for the year	–		(1,245)	(100)	742	–	3,578	2,975	1,537	4,512
Issue of new ordinary shares	1,500		–	–	–	–	–	1,500	–	1,500
Issue of shares under employee share schemes	35		–	–	–	–	830	865	–	865
Net purchase of treasury shares	–		–	–	–	(989)	–	(989)	–	(989)
Vesting of treasury shares	–		–	–	–	718	(718)	–	–	–
Dividends paid	–		–	–	–	–	(531)	(531)	(803)	(1,334)
Redemption of Reserve Capital Instruments	–		–	–	–	–	–	–	(487)	(487)
Other reserve movements	–		–	–	–	–	(239)	(239)	(44)	(283)
Balance as at 31 December 2010	12,339		(1,355)	152	2,357	600	36,765	50,858	11,404	62,262

Balance as at 1 January 2009	6,138		(1,190)	132	2,840	4,490	24,208	36,618	10,793	47,411
Profit after tax	–		–	–	–	–	9,393	9,393	895	10,288
Currency translation movements	–		–	–	(1,140)	–	–	(1,140)	277	(863)
Available for sale investments	–		1,071	–	–	–	–	1,071	(12)	1,059
Cash flow hedges	–		–	119	–	–	–	119	(19)	100
Other	–		10	–	(85)	–	188	113	47	160
Total comprehensive income for the year	–		1,081	119	(1,225)	–	9,581	9,556	1,188	10,744
Issue of new ordinary shares	749		–	–	–	–	–	749	–	749
Issue of shares under employee share schemes	35		–	–	–	–	298	333	–	333
Net purchase of treasury shares	–		–	–	–	(47)	–	(47)	–	(47)
Vesting of treasury shares	–		–	–	–	80	(80)	–	–	–
Dividends paid	–		–	–	–	–	(113)	(113)	(767)	(880)
Redemption of Reserve Capital Instruments	–		–	–	–	–	–	–	(82)	(82)
Conversion of Mandatory Convertible Notes	3,882		–	–	–	(3,652)	(230)	–	–	–
Other reserve movements	–		(1)	1	–	–	181	181	69	250
Balance as at 31 December 2009	10,804		(110)	252	1,615	871	33,845	47,277	11,201	58,478

Notes

a	For further details refer to Note 34.
b	For further details refer to Note 35.

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31 December	2011 £m	2010 £m	2009 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	5,879	6,065	4,585
Adjustment for non-cash items:
Allowance for impairment	5,602	5,672	8,071
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,104	1,346	1,196
Other provisions, including pensions	1,787	914	428
Net profit on disposal of investments and property, plant and equipment	(1,645)	(1,057)	(383)
Other non-cash movements	1,345	(5,904)	4,325
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	38,340	(63,212)	25,482
Net (decrease)/increase in deposits and debt securities in issue	(11,554)	63,711	(49,203)
Net decrease/(increase) in derivative financial instruments	3,730	(1,298)	3,321
Net decrease/(increase) in trading assets	21,360	(17,505)	34,334
Net (decrease)/increase in trading liabilities	(26,899)	21,441	(8,222)
Net (increase)/decrease in financial investments	(4,255)	11,126	20,459
Net decrease/(increase) in other assets	119	1,366	(465)
Net decrease in other liabilities	(4,148)	(2,521)	(907)
Corporate income tax paid	(1,686)	(1,458)	(1,177)
Net cash from operating activities	29,079	18,686	41,844
Purchase of available for sale investments	(67,525)	(76,418)	(78,420)
Proceeds from sale or redemption of available for sale investments	66,941	71,251	88,559
Purchase of property, plant and equipment	(1,454)	(1,767)	(1,150)
Disposal of discontinued operation, net of cash disposed	–	–	2,469
Other cash flows associated with investing activities	126	1,307	430
Net cash from investing activities	(1,912)	(5,627)	11,888
Dividends paid	(1,387)	(1,307)	(633)
Proceeds of borrowings and issuance of subordinated debt	880	2,131	3,549
Repayments of borrowings and redemption of subordinated debt	(4,003)	(1,211)	(4,383)
Net issue of shares and other equity instruments	41	1,535	773
Net (purchase)/disposal of treasury shares	(235)	(989)	33
Net redemption of shares issued to non-controlling interests	(1,257)	–	–
Net cash from financing activities	(5,961)	159	(661)
Effect of exchange rates on cash and cash equivalents	(2,933)	3,842	(2,864)
Net cash from discontinued operations	–	–	(376)
Net increase in cash and cash equivalents	18,273	17,060	49,831
Cash and cash equivalents at beginning of year	131,400	114,340	64,509
Cash and cash equivalents at end of year	149,673	131,400	114,340
Cash and cash equivalents comprise:
Cash and balances at central banks	106,894	97,630	81,483
Loans and advances to banks with original maturity less than three months	40,481	31,934	30,461
Available for sale treasury and other eligible bills with original maturity less than three months	2,209	1,667	2,244
Trading portfolio assets with original maturity less than three months	89	169	152
	149,673	131,400	114,340

Interest received in 2011 was £28,673m (2010: £28,631m, 2009: £32,437m) and interest paid in 2011 was £20,106m (2010: £20,759m, 2009: £20,889m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,500m at 31 December 2011 (2010: £2,310m, 2009: £2,470m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Financial statements of Barclays PLC

Parent company accounts

Income statement For the year ended 31 December	2011 £m	2010 £m	2009 £m
Dividends received from subsidiary	643	235	103
Interest income	5	5	53
Management charge from subsidiary	(5)	(5)	(4)
Profit before tax	643	235	152
Tax	–	–	(27)
Profit after tax	643	235	125

Profit after tax and total comprehensive income for the year was £643m (2010: £235m, 2009: £125m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2010: nil, 2009: nil).

Balance sheet As at 31 December	Notes	2011 £m	2010 £m
Assets
Cash and balances at central banks		1	1
Investments in subsidiaries	40	21,429	21,429
Other assets		24	13
Total assets		21,454	21,443
Shareholders’ equity
Called up share capital	34	3,050	3,045
Share premium account	34	9,330	9,294
Capital redemption reserve		394	394
Retained earnings		8,680	8,710
Total shareholders’ equity		21,454	21,443
Total liabilities and shareholders’ equity		21,454	21,443

Marcus Agius

Group Chairman

Bob Diamond

Chief Executive

Chris Lucas

Group Finance Director

Statement of changes in equity	Notes	Called up share capital and share premium £m	[a]	Capital reserves and other equity £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2011		12,339		394	8,710	21,443
Profit after tax and total comprehensive income		–		–	643	643
Issue of shares under employee share schemes		41		–	–	41
Dividends	13	–		–	(670)	(670)
Other		–		–	(3)	(3)
Balance as at 31 December 2011		12,380		394	8,680	21,454

Balance as at 1 January 2010		10,804		394	9,016	20,214
Profit after tax and total comprehensive income		–		–	235	235
Issue of new ordinary shares		1,500		–	–	1,500
Issue of shares under employee share schemes		35		–	–	35
Dividends	13	–		–	(543)	(543)
Other		–		–	2	2
Balance as at 31 December 2010		12,339		394	8,710	21,443

Cash flow statement For the year ended 31 December				2011 £m	2010 £m	2009 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax				643	235	152
Changes in operating assets and liabilities				(14)	15	3
Corporate income tax paid				–	(28)	–
Net cash from operating activities				629	222	155
Capital contribution to subsidiaries				–	(1,214)	(800)
Purchase of shares in subsidiaries				–	–	(25)
Net cash used in investing activities				–	(1,214)	(825)
Issue of shares and other equity instruments				41	1,535	784
Dividends paid				(670)	(543)	(113)
Net cash from financing activities				(629)	992	671
Net increase/(decrease) in cash and cash equivalents				–	–	1
Cash and cash equivalents at beginning of year				1	1	–
Cash and cash equivalents at end of year[b]				1	1	1

Net cash from operating activities includes:
Dividends received				643	235	103
Interest received				5	5	53

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2011 or 2010 to significant risks arising from the financial instruments it holds, which comprised cash, balances with central banks and other assets which had no credit or market risk.

Notes

a	Details of share capital and share premium are shown in Note 34.
b	Comprising cash and balances at central banks.

Notes to the financial statements

For the year ended 31 December 2011

1  Significant accounting policies

This section describes Barclays’ significant accounting policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a specific note, the applicable accounting policy and/or critical accounting estimate is contained within the relevant note.

1. Reporting entity

These financial statements are prepared for Barclays PLC and its subsidiaries (the Barclays PLC Group or the Group) under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company, Barclays PLC (the Company). Barclays PLC is a public limited company, incorporated and domiciled in England and Wales having a registered office in England and is the holding company of the Group.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied. There were no changes in accounting policy in the year.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property and particular financial instruments to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.

4. Accounting policies

Barclays prepares financial statements in accordance with IFRS. The Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i) Consolidation

Barclays applies IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities (SPEs).

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which it has control of the financial and operating policies through its holdings of voting shares and SPEs, which are consolidated when the substance of the relationship between the Group and the entity indicates control. The control assessment for special purpose entities includes an assessment of the Group’s exposure to the risks and benefits of the entity. The consolidation of SPEs is considered at inception, based on the arrangements in place and the assessed risk exposures at that time. The initial consolidation analysis is revisited at a later date if:

–  the Group acquires additional interests in the entity;

–  the contractual arrangements of the entity are amended such that the relative exposures to risks and rewards change; and

–  the Group acquires control over the main operating and financial decisions of the entity.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

Details of the principal subsidiaries are given in Note 40.

1 Significant accounting policies continued

(ii) Foreign currency translation

The Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling or the relevant functional currency of foreign operations at the rate ruling on the date of the transaction. Foreign currency balances are translated at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.

The Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have other functional currencies than Sterling. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the closing rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group loses control, joint control or significant influence over the foreign operation or on partial disposal of the operation.

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) for the recognition, classification and measurement and derecognition of financial assets and financial liabilities, for the impairment of financial assets, and for hedge accounting.

Recognition

The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract, which is the trade date or the settlement date.

Classification and measurement

Financial assets and liabilities are initially recognised at fair value and may be held at fair value or amortised cost depending on the Group’s intention toward the assets and the nature of the assets and liabilities, mainly determined by their contractual terms.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Group’s policies for determining the fair values of the assets and liabilities are set out in Note 20.

Derecognition

The Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% in the present value of the cash flows – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Transactions in which the Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity or prepayment rates.

(iv) Issued debt and equity instruments

The Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument, if this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the annual general meeting and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

Notes to the financial statements

For the year ended 31 December 2011 continued

1 Significant accounting policies continued

5. Future accounting developments

As at 31 December 2011 the IASB had issued the following accounting standards. These are effective on 1 January 2013, subject to EU endorsement, unless otherwise indicated:

–  IFRS 10 Consolidated Financial Statements which replaces requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. This introduces new criteria to determine whether entities in which the Group has interests should be consolidated. The Group is considering the impact of the new standard and is currently unable to provide an estimate of the financial effects of its adoption;

–  IFRS 11 Joint Arrangements, which replaces IAS 31 Interests in Joint Ventures. This specifies the accounting for joint arrangements whether these are joint operations or joint ventures. It is not expected to have a material impact on the Group;

–  IFRS 12 Disclosures of Interests in Other Entities This specifies the required disclosures in respect of interests in, and risks arising, from subsidiaries, joint ventures, associates and structured entities whether consolidated or not. As a disclosure only standard it will have no financial impact;

–  IFRS 13 Fair Value Measurement. This provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets and liabilities. It is not expected to have a material impact on the Group financial statements;

–  IAS 19 Employee Benefits (Revised 2011). This requires that actuarial gains and losses arising from defined benefit pension schemes are recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (the ‘corridor’ approach). See Note 39 for more information and an estimate of the financial effects of adoption; and

–  IAS 32 and IFRS 7 Amendments Offsetting Financial Assets and Financial Liabilities. The circumstances in which netting is permitted have been clarified and disclosures on offsetting have been considerably expanded. The amendments on offsetting are effective from 1 January 2014 and those on disclosures from 1 January 2013.

In 2009 and 2010, the IASB issued IFRS 9 Financial Instruments which contains new requirements for accounting for financial assets and liabilities, and will contain new requirements for impairment and hedge accounting, replacing the corresponding requirements in IAS 39. It will lead to significant changes in the way that the Group accounts for financial instruments. The key changes issued and proposed relate to:

–  Financial assets. Financial assets will bet held at either fair value or amortised cost, except for equity investments not held for trading, which may be held at fair value through other comprehensive income;

–  Financial liabilities. Gains and losses on fair value changes in own credit arising on non-derivative financial liabilities designated at fair value through profit or loss will be excluded from the Income Statement and instead taken to other comprehensive income;

–  Impairment. Expected losses (rather than only incurred losses) will be reflected in impairment allowances for financial assets that are not classified as fair value through profit or loss; and

–  Hedge accounting. Hedge accounting will be more closely aligned with financial risk management.

Adoption is not mandatory until periods beginning on or after 1 January 2015, subject to EU endorsement. Earlier adoption is possible, subject to endorsement and finalisation of the standard. At this stage, it is not possible to fully determine the potential financial impacts of adoption of IFRS 9 on the Group.

In addition, the IASB has indicated that it will issue a new standard on accounting for leases. Under the proposals, lessees would be required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet. The IASB also plans to issue new standards on insurance contracts and revenue recognition. The Group will consider the financial impacts of these new standards as they are finalised.

Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

	Page		Page
Credit in charges and impairment on available for sale assets	182	Goodwill and intangible assets	214
Tax	185	Provisions	218
Available for sale assets	196	Retirement benefit obligations	233
Fair value of financial instruments	197

1 Significant accounting policies continued

6. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, certain disclosures required under IFRS have been included within the Risk management and Financial review sections as follows:

–  segmental reporting on pages 146 to 147 and 180;

–  credit risk management on pages 52 to 93 including exposures to selected countries;

–  market risk on pages 94 to 102;

–  funding risk – capital on pages 103 to 111; and

–  funding risk – liquidity on pages 112 to 123.

These are covered by the Audit opinion included on page 168.

Notes to the financial statements

For the year ended 31 December 2011 continued

Performance

The notes included in this section focus on the results and performance of Barclays. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

2 Segmental reporting

Presentation of segmental reporting

The Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

An analysis of the Group’s performance by business segment and income by geographic segment is included on pages 146 and 147. 3 Net interest income

Accounting for interest income and expense

The Group applies IAS 39 Financial Instruments: Recognition and Measurement. Interest income on loans and advances at amortised cost, available for sale debt investments, and interest expense on financial liabilities held at amortised cost, are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.

The effective interest method requires the Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities. Due to the large number of products and types (both assets and liabilities), there are no individual estimates that are material to the results or financial position.

	2011 £m	2010 £m	2009 £m
Cash and balances with central banks	392	271	131
Available for sale investments	2,137	1,483	1,937
Loans and advances to banks	350	440	513
Loans and advances to customers	17,271	17,677	18,456
Other	439	164	199
Interest income	20,589	20,035	21,236
Deposits from banks	(366)	(370)	(634)
Customer accounts	(2,526)	(1,410)	(2,716)
Debt securities in issue	(3,524)	(3,632)	(3,889)
Subordinated liabilities	(1,813)	(1,778)	(1,718)
Other	(159)	(322)	(361)
Interest expense	(8,388)	(7,512)	(9,318)
Net interest income	12,201	12,523	11,918

Interest income includes £243m (2010: £213m, 2009: £185m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 195.

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	0000000	0000000	0000000
	2011 £m	2010 £m	2009 £m
Banking, investment management and credit related fees and commissions	9,958	10,142	9,711
Brokerage fees	87	77	88
Foreign exchange commission	163	149	147
Fee and commission income	10,208	10,368	9,946
Fee and commission expense	(1,586)	(1,497)	(1,528)
Net fee and commission income	8,622	8,871	8,418

5 Net trading income

Accounting for net trading income

In accordance with IAS 39, trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from the sale and purchase of trading positions, margins which are achieved through market-making and customer business, and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Own credit gains/(losses) arise from the fair valuation of financial liabilities designated at fair value through profit or loss. See Note 19 Financial liabilities designated at fair value.

	0000000	0000000	0000000
	2011 £m	2010 £m	2009 £m
Trading income	4,952	7,687	8,821
Own credit gains/(losses)	2,708	391	(1,820)
Net trading income	7,660	8,078	7,001

Included within net trading income were losses of £16m (2010: £32m gain, 2009: £2,349m loss) on financial assets designated at fair value and gains of £3,850m (2010: £903m loss, 2009: £3,158m loss) on financial liabilities designated at fair value.

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 18, Available for sale financial assets, and Note 16, Financial assets designated at fair value.

	0000000	0000000	0000000
	2011 £m	2010 £m	2009 £m
Net gain from disposal of available for sale assets	1,645	1,027	349
Dividend income	129	116	6
Net gain/(loss) from financial instruments designated at fair value	287	274	(208)
Other investment income/(losses)	244	60	(91)
Net investment income	2,305	1,477	56

Notes to the financial statements

For the year ended 31 December 2011 continued

7 Credit impairment charges and impairment on available for sale assets

Accounting for the impairment of financial assets

Loans and other assets held at amortised cost

In accordance with IAS 39, the Group assesses at each balance sheet date whether there is objective evidence that loan assets or available for sale financial investments (debt or equity) will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

–  becoming aware of significant financial difficulty of the issuer or obligor;

–  a breach of contract, such as a default or delinquency in interest or principal payments;

–  the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider;

–  it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

–  the disappearance of an active market for that financial asset because of financial difficulties; and

–  observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Impairment assessments are conducted individually for significant assets, which comprise all wholesale customer loans and larger retail business loans and collectively for smaller loans and for portfolio level risks, such as country or sectoral risks. For the purposes of the assessment, loans with similar credit risk characteristics are grouped together – generally on the basis of their product type, industry, geographical location, collateral type, past due status and other factors relevant to the evaluation of expected future cash flows.

The impairment assessment includes estimating the expected future cash flows from the asset or the group of assets, which are then discounted using the original effective interest rate calculated for the asset. If this is lower than the carrying value of the asset or the portfolio, an impairment allowance is raised.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Group’s internal processes and all recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

Available for sale financial assets

Impairment of available for sale debt instruments

Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have accrued, the cumulative decline in the fair value of the instrument that has previously been recognised in equity is removed from equity and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

Impairment of available for sale equity instruments

Where there has been a prolonged or significant decline in the fair value of an equity instrument below its acquisition cost, it is deemed to be impaired. The cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement.

Increases in the fair value of equity instruments after impairment are recognised directly in other comprehensive income. Further declines in the fair value of equity instruments after impairment are recognised in the income statement.

	2011 £m	2010 £m	2009 £m
Loan impairment	3,790	5,625	7,358
Available for sale assets (excluding BlackRock, Inc.)	60	51	670
Reverse repurchase agreements	(48)	(4)	43
Credit impairment charges and other provisions	3,802	5,672	8,071
Impairment of investment in BlackRock, Inc.	1,800	–	–

More information on the impairment assessment and the measurement of credit losses is included on page 62-64. The movements on the impairment allowance and the charge for the year is shown on page 67.

7 Credit impairment charges and impairment on available for sale assets continued

As at 30 September 2011, an impairment charge of £1,800m was recognised resulting from an assessment that there was objective evidence that the Group’s available for sale equity investment in BlackRock, Inc. was impaired. The impairment reflects the recycling through the income statement of the cumulative reduction in market value previously recognised in the available for sale reserve, since the Group’s acquisition of its holding in BlackRock, Inc. as part of the sale of Barclays Global Investors on 1 December 2009. The fair value of the holding at 31 December 2011 was £4.1bn and the £0.7bn increase in the value of the investment since 30 September 2011 has been recognised in the available for sale reserve.

Critical accounting estimates and judgements

The calculation of the impairment allowance involves the use of judgement, based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these retail portfolios is £2,422m (2010: £3,296m; 2009: £3,919m) and amounts to 64% (2010: 59%; 2009: 53%) of the total impairment charge on loans and advances in 2011.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £1,368m (2010: £2,329m; 2009: £3,439m) and amounts to 36% (2010: 41%; 2009: 47%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Credit Risk Management section.

8 Administration and general expenses

	2011 £m	2010 £m	2009 £m
Property and equipment	1,763	1,813	1,641
Outsourcing and professional services	1,869	1,705	1,496
Operating lease rentals	659	637	639
Marketing, advertising and sponsorship	585	631	492
Communications, subscriptions, publications and stationery	740	750	695
Travel and accommodation	328	358	273
Other administration and general expenses	400	566	263
Impairment of property, equipment and intangible assets (excluding goodwill)	12	125	61
Administration and general expenses	6,356	6,585	5,560

Notes to the financial statements

For the year ended 31 December 2011 continued

8 Administration and general expenses continued

Auditors’ remuneration

Auditors’ remuneration is included within outsourcing and professional services costs above and comprises:

	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
2011
Audit of the Group’s annual accounts	13	–	–	–	13
Other services:
Fees payable for the Company’s associates pursuant to legislation[a]	26	–	–	–	26
Other services supplied pursuant to such legislation[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	5	–	5
– advisory services[c]	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates[d]	–	–	–	2	2
Other	–	3	–	1	4
Total auditors’ remuneration	39	6	6	3	54

2010
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the Company’s associates pursuant to legislation[a]	26	–	–	–	26
Other services supplied pursuant to such legislation[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	7	–	7
– advisory services[c]	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates[d]	–	–	–	1	1
Other	–	4	–	2	6
Total auditors’ remuneration	38	7	8	3	56

2009
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the Company’s associates pursuant to legislation[a]	23	–	–	–	23
Other services supplied pursuant to such legislation[b]	–	2	–	–	2
Other services relating to taxation
– compliance services	–	–	6	–	6
– advisory services[c]	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates[d]	–	–	–	3	3
Other	–	4	–	1	5
Total auditors’ remuneration	35	6	7	4	52

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £6m (2010: £4m, 2009: £3m). Excluded from the total auditors’ remuneration above are fees paid to PricewaterhouseCoopers LLP and associates relating to Barclays Global Investors, the Group’s discontinued operations, of £nil (2010: £nil; 2009: £4m).

Notes

a	Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were £0.2m (2010: £0.4m, 2009: £0.5m).
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
d	Comprises due diligence related to transactions and other work in connection with such transactions.

9 UK bank levy

UK legislation was enacted in July 2011 to introduce an annual bank levy, which applies to elements of the Group’s consolidated liabilities and equity held as at the year end. The levy has resulted in an additional charge to the income statement of £325m, which was recognised as at 31 December 2011 and is presented within operating expenses. The IFRS Interpretations Committee is considering the timing of recognition of the levy going forward.

10 Loss on disposal of subsidiaries, associates and joint ventures

On 25 October 2011, Barclays completed the disposal of Barclays Bank Russia as part of refocusing its Russian activities. A loss on disposal of £73m has been recognised in the income statement within Barclays Corporate and the accumulated foreign exchange losses of £23m, previously recognised directly in equity, have been recycled through the income statement within Head Office Functions.

11 Tax

Accounting for income taxes

Barclays applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (‘Current Tax’) is recognised as an expense in the period in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits arising in the current or prior period. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

	2011 £m	2010 £m	2009 £m
Current tax charge
Current year	2,690	1,413	1,249
Adjustment for prior years	(61)	(20)	(118)
	2,629	1,393	1,131
Deferred tax (credit)/charge
Current year	(631)	118	45
Adjustment for prior years	(70)	5	(102)
	(701)	123	(57)
Tax charge	1,928	1,516	1,074

On 27 February 2012, the UK tax authority, HMRC announced its intention to implement new tax legislation, to apply retrospectively from 1 December 2011, that would result in the £1,130m gains on debt buy-backs becoming fully taxable. Barclays voluntarily disclosed the transaction to HMRC and, as at 31 December 2011, held a provision for the potential tax payable in relation to the debt buy-back. If the legislation had been enacted as at 31 December 2011 it would not have had a material impact on the Group’s 2011 results.

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other a tax credit of £74m (2010: £59m; 2009: £218m), principally relating to share based payments.

Notes to the financial statements

For the year ended 31 December 2011 continued

11 Tax continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2011 £m	2010 £m	2009 £m
Profit before tax from continuing operations	5,879	6,065	4,585
Tax charge based on the standard UK corporation tax rate of 26.5% (2010: 28%, 2009: 28%)	1,558	1,698	1,284
Effect of non-UK profits or losses at local statutory tax rates different from the UK statutory tax rate[a]	190	108	(27)
Non-creditable taxes[b]	567	454	175
Non-taxable gains and income	(494)	(572)	(287)
Impact of share price movements on share-based payments	147	41	(38)
Deferred tax assets (previously not recognised) / not recognised	(816)	(160)	27
Change in tax rates	17	34	(12)
Non-deductible impairment charges, loss on disposals and UK bank levy[c]	770	68	19
Other items including non-deductible expenses	120	(140)	153
Adjustments in respect of prior years	(131)	(15)	(220)
Tax charge	1,928	1,516	1,074
Effective tax rate	32.8%	25.0%	23.4%

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2011 £m	2010 £m
Assets	196	349
Liabilities	(646)	(992)
As at 1 January 2011	(450)	(643)
Income statement	(2,629)	(1,393)
Equity	104	180
Corporate income tax paid	1,686	1,458
Other movements	266	(52)
	(1,023)	(450)
Assets	374	196
Liabilities	(1,397)	(646)
As at 31 December 2011	(1,023)	(450)

Other movements include current tax amounts relating to acquisitions, disposals and exchange.

Deferred tax assets and liabilities

The deferred tax amounts on the balance sheet, after offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis, were as follows:

	2011 £m	2010 £m
Barclays Group US Inc. tax group (BGUS)	1,039	875
US Branch of Barclays Bank PLC (US Branch)	704	197
Spanish tax group	696	496
Other	571	949
Deferred tax asset	3,010	2,517
Deferred tax liability	(695)	(514)
Net deferred tax	2,315	2,003

The deferred tax asset increased by 20% in 2011 largely due to the improved financial performance in the US Branch resulting in a deferred tax asset in 2011 not previously recognised. There is no net deferred tax asset in the UK.

Notes

a	In 2010 £205m (2009: £nil) was previously included in the effect of non-UK profits or losses at local statutory rates that differ from the UK rate and related to a deferred tax benefit on the reorganisation of Spanish securitisation financing. This benefit is now included in other items including non-deductible expenses.
b	This is a new item in the reconciliation to show the impact of non-creditable taxes mainly relating to the impact of withholding taxes. In 2010 £420m (2009: £175m) was previously included in non-taxable gains and income, £72m (2009: £nil) was previously included in other items including non-deductible expenses and £(38)m (2009: £nil) was previously included in the effect of non-UK profits or losses at local statutory rates that differ from the UK rate.
c	This is a new item in the reconciliation to show the impact of non-deductible impairments charges, loss on disposals and the UK bank levy. In 2010 non-deductible impairment charges of £68m (2009: £19m) was previously included in other items including non-deductible expenses.

11 Tax continued

US deferred tax assets in BGUS and the US Branch

The deferred tax asset in BGUS and the US Branch includes amounts relating to tax losses of £329m and £603m respectively, which first arose in 2007. In accordance with US tax rules tax losses can be carried forward and offset against profits for a period of 20 years and therefore any unused tax losses may begin to expire in 2028. The remaining balance primarily relates to temporary differences which are not time limited. The deferred tax asset for the US Branch has been measured using a marginal tax rate being the excess of the US tax rate (a combination of Federal, City and State taxes) over the UK statutory rate.

BGUS is forecast to return to profitability in 2012, primarily driven by BCI, its US Broker Dealer, with tax losses expected to be fully utilised by 2014. 2011 losses were driven in a large part by macroeconomic conditions, affected by the European sovereign debt crisis and regulatory uncertainty, as opposed to underlying business strategy. A significant proportion of prior period losses related to real estate portfolios and businesses that have now been sold or liquidated.

Profit forecasts reflect the continued focus on operating as a premier full service global investment bank. They also reflect markets re-stabilising and returning to conditions similar to those in 2010. Included in these projections are revenue assumptions based on maintaining our current share in FICC and certain growth prospects that exist in IBD and Equities. Cost projections reflect savings based on continuing initiatives in this area as well as further costs associated with increased levels of liquidity for the US business. As with any current forecast, there are significant uncertainties in relation to macroeconomic conditions and regulatory requirements. A 20% reduction in forecasted profit would not extend the recovery period. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

The tax losses in the US Branch primarily relate to losses on legacy credit market exposures, the majority of which the US Branch no longer holds. The tax losses are projected to be fully utilised by 2016, based on profit forecasts covering the period from 2012 to 2014, with no profit growth assumed after 2014. The underlying assumptions used in the forecast are consistent with those used for BGUS. A 20% reduction in forecasted profit would extend the recovery period by 1 year to 2017. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

Spain deferred tax asset

The deferred tax asset in Spain includes £417m relating to tax losses incurred in 2010 and 2011. In accordance with Spanish tax rules tax losses can be carried forward and offset against profits for a period of 18 years. The remaining balance primarily relates to temporary differences which are not time limited.

The 2010 losses are expected to be fully utilised by 2021 and the 2011 losses by 2024. Additional tax losses are anticipated to arise in 2012 and 2013. The recoverability of the deferred tax asset has been determined using business profit forecasts covering the period from 2012 to 2015, with a subsequent annual growth rate of 1% p.a. The forecasts are consistent with those used for the purposes of the goodwill impairment assessment. They reflect the expected benefits from changes in product mix and improved product pricing following the restructuring of the business during 2011, as well as impairment levels coming back into line with historical loan loss rates.

A 20% reduction in forecasted profits from 2015 would extend the recovery period of the 2010 and 2011 losses by 2 years to 2023 and 2026, respectively. A reduction in profits of more than this may result in a partial impairment of the deferred tax asset, depending upon the timing of the reversal of deductible temporary differences. The forecast assumptions do not include any incremental tax planning strategies.

Notes to the financial statements

For the year ended 31 December 2011 continued

11 Tax continued

Other deferred tax assets

The deferred tax asset of £571m (2010: £949m) in other entities includes £144m (2010: £700m) relating to tax losses carried forward. Entities which have suffered a loss in either the current or prior year have a total deferred tax asset of £189m (2010: £344m) relating to tax losses carried forward and temporary differences. Recognition is based on profit forecasts which indicate that it is probable that the entities will have future taxable profits against which the losses and temporary differences can be utilised.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed in the balance sheet as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing diffe- rences £m	Available for sale invest- ments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impair- ment allowance £m	Other provi- sions £m	Tax losses carried forward £m	Share based payments £m	Other £m	Total £m
Assets	134	76	–	118	345	162	1,558	372	668	3,433
Liabilities	(558)	(43)	(109)	–	–	–	–	–	(720)	(1,430)
At 1 January 2011	(424)	33	(109)	118	345	162	1,558	372	(52)	2,003
Income statement	267	10	–	(180)	91	110	(54)	37	420	701
Equity	–	73	(393)	–	–	–	–	(82)	3	(399)
Other movements	7	5	13	15	(5)	(11)	(11)	29	(32)	10
	(150)	121	(489)	(47)	431	261	1,493	356	339	2,315
Assets	254	186	–	85	431	261	1,493	356	1,435	4,501
Liabilities	(404)	(65)	(489)	(132)	–	–	–	–	(1,096)	(2,186)
At 31 December 2011	(150)	121	(489)	(47)	431	261	1,493	356	339	2,315

Assets	117	28	139	219	379	294	1,038	336	472	3,022
Liabilities	(660)	(54)	(278)	–	–	–	–	–	(197)	(1,189)
At 1 January 2010	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833
Income statement	42	12	(3)	(101)	(46)	(151)	591	25	(492)	(123)
Equity	–	53	38	–	–	–	–	12	(44)	59
Other movements	77	(6)	(5)	–	12	19	(71)	(1)	209	234
	(424)	33	(109)	118	345	162	1,558	372	(52)	2,003
Assets	134	76	–	118	345	162	1,558	372	668	3,433
Liabilities	(558)	(43)	(109)	–	–	–	–	–	(720)	(1,430)
At 31 December 2010	(424)	33	(109)	118	345	162	1,558	372	(52)	2,003

Other movements include deferred tax amounts relating to acquisitions, disposals and exchange.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,044m (2010: £911m). The amount of deferred tax asset expected to be recovered after more than 12 months is £2,050m (2010: £1,645m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £1,163m (2010: £506m), and gross tax losses of £2,299m (2010: £6,178m) which includes capital losses of £2,034m (2010: £1,607m). Tax losses of £97m (2010: £70m) expire within 5 years, £101m (2010: £239m) expire within 6 to 10 years, £5m (2010: £4,262m) expire within 11 to 20 years and £2,096m (2010: £1,607m) can be carried forward indefinitely. Unrecognised losses that expire within 11 to 20 years have decreased because of an increased recognition of the deferred tax asset in the US Branch as a result of improved financial performance. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which the Group can utilise benefits.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance is not contemplated and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £703m (2010: £530m).

Critical accounting estimates and judgements

The Group is subject to income taxes in numerous jurisdictions and the calculation of the Group’s tax charge and worldwide provisions for income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. These risks are managed in accordance with the Group’s Tax Risk Framework.

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets are provided on page 185.

12 Earnings per share

				2011 £m	2010 £m	2009 £m
Profit attributable to equity holders of parent from continuing operations				3,007	3,564	2,628
Dilutive impact of convertible options				–	(10)	(17)
Profit attributable to equity holders of parent from continuing operations including dilutive impact of convertible options				3,007	3,554	2,611
Profit attributable to equity holders of the parent from discontinued operations				–	–	6,765

				2011 million	2010 million	2009 million
Basic weighted average number of shares in issue				11,988	11,719	10,890
Number of potential ordinary shares				538	733	594
Diluted weighted average number of shares				12,526	12,452	11,484

	Basic earnings per share			Diluted earnings per share
	2011 p	2010 p	2009 p	2011 p	2010 p	2009 p
Earnings per ordinary share from continuing operations	25.1	30.4	24.1	24.0	28.5	22.7
Earnings per ordinary share from discontinued operations	–	–	62.1	–	–	58.9
Earnings per ordinary share	25.1	30.4	86.2	24.0	28.5	81.6

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. The basic weighted average number of shares in issue for 2011 reflects the full year impact of the exercise of 758 million warrants in 2010. No warrants were exercised in 2011.

When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 538 million (2010: 733 million) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited. The decrease in the number of potential ordinary shares is primarily driven by the impact of the decrease in the average share price to £2.34 (2010: £3.06) on both the 379 million (2010: 379 million) unexercised warrants and the 867 million (2010: 795 million) outstanding options granted under employee share schemes, which have strike prices ranging from £1.41 to £5.49 with an average of £3.71 (2010: £4.01).

Of the total number of employee share options and share awards at 31 December 2011, 248  million were anti-dilutive (2010: 59 million).

13 Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2011 of 3.0p per ordinary share of 25p each, amounting to £366m (2010: £298m), which will be paid on 16 March 2012. The financial statements for the year ended 31 December 2011 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2012. The 2011 financial statements include the 2011 interim dividends of £362m (2010: £355m) and final dividend declared in relation to 2010 of £298m (2009: £176m).

14 Discontinued operations

On 1 December 2009 the Group completed the sale of BGI to BlackRock, Inc. recognising a profit on disposal before tax of £6,331m. The tax charge on the profit on disposal was £43m reflecting the application of UK substantial shareholdings relief in accordance with UK tax law.

The consideration at completion was US$15.2bn (£9.5bn), including 37.567 million new BlackRock, Inc. shares. Under the terms of the transaction Bob Diamond and John Varley were appointed to the BlackRock, Inc. Board, which comprises 17 directors. As at 31 December 2011 the Group held an economic interest of 19.7% of BlackRock, Inc. and 2.2% of the voting rights. Barclays may not acquire additional voting rights and must vote in accordance with the recommendations of the BlackRock, Inc. Board of Directors. The Group is not deemed to exercise significant influence and the investment has been accounted for as an available for sale equity investment.

The Group has provided BlackRock, Inc. with customary warranties and indemnities in connection with the sale. Barclays will also continue to indemnify securities lending arrangements until 30 November 2012 (included within contingent liabilities in Note 30) and provide support to certain BGI cash funds until December 2013 in the form of credit derivatives (included within derivative liabilities in Note 17) and financial guarantees (included within provisions in Note 29). In addition, Barclays, BlackRock, Inc. and their respective affiliates also enter into agreements and transactions with one another in the ordinary course of their respective businesses and on an arm’s length commercial basis, subject to applicable regulation and agreements with relevant regulators.

Notes to the financial statements

For the year ended 31 December 2011 continued

14 Discontinued operations continued

The disposed BGI business was treated as a discontinued operation. The results for the 11 month period up to the date of disposal (1 December 2009) are set out below:

2009 £m
Net fee and commission income	1,759
Other income	104
Total income	1,863
Operating expenses	(1,137)
Profit before tax from discontinued operations	726
Tax on discontinued operations	(237)
Profit after tax from discontinued operations	489
Net profit on the disposal of the discontinued operation	6,288
Profit after tax from discontinued operations, including gain on disposal	6,777

2009 £m
Available for sale assets	10
Currency translation reserve	(85)
Tax relating to components of other comprehensive income	17
Other comprehensive income, net of tax from discontinued operations	(58)

2009 £m
Cash flows from discontinued operations
Net cash flows from operating activities	333
Net cash flows from investing activities	(25)
Net cash flows from financing activities	(550)
Effect of exchange rates on cash and cash equivalents	(134)
Net cash flows from discontinued operations	(376)

Assets and liabilities held at fair value

This section presents information regarding assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arms length transaction with a willing counterparty which may be an observable market price or, where there is no quoted price for the instrument, may be estimated based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 94 to 102.

15 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses arising from changes in fair value taken to the income statement in net trading income (Note 5).

	2011 £m	2010 £m
Debt securities and other eligible bills	123,364	139,240
Equity securities	24,861	25,613
Traded loans	1,374	2,170
Commodities	2,584	1,844
Trading portfolio assets	152,183	168,867

Debt securities and other eligible bills	(35,063)	(64,607)
Equity Securities	(10,741)	(7,568)
Commodities	(83)	(518)
Trading portfolio liabilities	(45,887)	(72,693)

16 Financial assets designated at fair value

Accounting for financial assets designated at fair value

In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement in net trading income (Note 5) and net investment income (Note 6). The Group has the ability to do this when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 17 Derivative financial instruments).

	2011 £m	2010 £m
Loans and advances	21,960	22,352
Debt securities	2,095	1,918
Equity securities	4,018	5,685
Reverse repurchase agreements	5,779	7,559
Customers’ assets held under investment contracts	1,302	1,429
Other financial assets	1,795	2,542
Financial assets designated at fair value	36,949	41,485

The total portfolio of linked liabilities to customers under investment contracts also includes £379m (2010: £518m) reported within cash and balances at central banks. The carrying value of the total portfolio assets equals the carrying value of liabilities to customers under investment contracts shown in Note 19. Any change in the value of assets results in an equal but opposite change in the value of amounts due to the policyholders. Therefore, the Group is not exposed to the financial risks inherent in the investments.

Notes to the financial statements

For the year ended 31 December 2011 continued

16 Financial assets designated at fair value continued

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2011	2010	2011	2010	2011	2010
Loans and advances designated at fair value, attributable to credit risk	21,960	22,352	(75)	326	(5,070)	(4,995)
Fair value of related credit derivatives	1,198	2,206	138	(481)	401	263

17 Derivative financial instruments

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income, net fee and commission income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet. The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk Management section on pages 40 to 131. Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 94 to 102.

The Group’s exposure to credit risk arising from derivative contracts, as well as the Group’s participation in exchange traded and over the counter derivatives markets are outlined in the Credit Risk section on page 80.

Accounting for derivatives

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss, except for derivatives held for risk management purposes in an effective hedge relationship (see hedge accounting below). This includes terms included in a contract or other financial asset or liability (the host), which, had it been a standalone contract, would have had met the definition of a derivative. These are separated from the host and accounted for in the same way as a derivative.

Hedge accounting

The Group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its interest and currency risk management strategies. Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost.

If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in other comprehensive income, and then recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

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

Hedges of net investments

The Group’s net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Group’s investment in the operation.

17 Derivative financial instruments continued

Types of derivatives held

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

Equity derivatives

The Group’s principal equity-related contracts are equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date. The Group also enters into fund-linked derivatives, being swaps and options whose underlings include mutual funds, hedge funds, indices and multi-asset portfolios.

Commodity derivatives

The Group’s principal commodity-related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are base metals, precious metals, oil and oil-related products, power and natural gas.

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

Total derivatives	2011			2010
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,552)	48,517,204	418,586	(403,163)
Total derivative assets/(liabilities) held for risk management	243,534	3,658	(3,358)	240,353	1,733	(2,353)
Derivative assets/(liabilities)	43,339,525	538,964	(527,910)	48,757,557	420,319	(405,516)

Notes to the financial statements

For the year ended 31 December 2011 continued

17 Derivative financial instruments continued

The fair value of gross derivative assets increased by 28% to £539bn (2010: £420bn) reflecting decreases in the major forward curves, offset by the impact of optimisation initiatives.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading	2011			2010
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	2,346,638	29,165	(26,968)	1,823,186	22,882	(22,674)
Currency swaps	1,158,267	27,388	(33,641)	935,420	29,802	(32,433)
OTC options bought and sold	713,690	7,269	(6,669)	739,949	7,736	(7,034)
OTC derivatives	4,218,595	63,822	(67,278)	3,498,555	60,420	(62,141)
Exchange traded futures and options – bought and sold	234,279	–	(2)	15,356	–	–
Foreign exchange derivatives	4,452,874	63,822	(67,280)	3,513,911	60,420	(62,141)
Interest rate derivatives
Interest rate swaps	8,974,201	251,629	(240,849)	10,316,455	202,050	(183,665)
Forward rate agreements	4,556,842	3,249	(3,374)	4,711,960	2,625	(2,881)
OTC options bought and sold	5,426,331	117,689	(113,214)	4,551,516	66,055	(65,395)
OTC derivatives	18,957,374	372,567	(357,437)	19,579,931	270,730	(251,941)
Exchange traded futures and options – bought and sold	1,040,636	3	(3)	975,533	–	–
Exchange traded swaps	15,543,970	–	–	21,209,173	–	–
Interest rate derivatives	35,541,980	372,570	(357,440)	41,764,637	270,730	(251,941)
Credit derivatives
OTC swaps	1,666,786	60,481	(57,972)	1,780,264	45,977	(44,068)
Exchange traded credit default swaps	219,864	2,831	(3,376)	172,211	1,040	(976)
Credit derivatives	1,886,650	63,312	(61,348)	1,952,475	47,017	(45,044)
Equity and stock index derivatives
OTC options bought and sold	95,233	7,393	(10,768)	118,363	9,340	(13,424)
Equity swaps and forwards	167,098	2,516	(2,808)	56,478	2,226	(2,359)
OTC derivatives	262,331	9,909	(13,576)	174,841	11,566	(15,783)
Exchange traded futures and options – bought and sold	237,779	3,293	(2,616)	303,463	3,017	(2,816)
Equity and stock index derivatives	500,110	13,202	(16,192)	478,304	14,583	(18,599)
Commodity derivatives
OTC options bought and sold	91,573	2,810	(2,554)	93,937	3,778	(3,751)
Commodity swaps and forwards	300,100	17,778	(17,579)	326,336	18,743	(19,133)
OTC derivatives	391,673	20,588	(20,133)	420,273	22,521	(22,884)
Exchange traded futures and options – bought and sold	322,704	1,812	(2,159)	387,604	3,315	(2,554)
Commodity derivatives	714,377	22,400	(22,292)	807,877	25,836	(25,438)
Derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,552)	48,517,204	418,586	(403,163)

17 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management		2011			2010
		Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
			Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Interest rate swaps		120,557	2,147	(1,725)	126,904	760	(882)
Forward foreign exchange		328	3	(1)	581	–	(43)
Exchange traded interest rate swaps		36,264	–	–	22,278	–	–
Derivatives designated as cash flow hedges		157,149	2,150	(1,726)	149,763	760	(925)
Derivatives designated as fair value hedges
Currency swaps		–	–	–	679	–	(54)
Interest rate swaps		38,574	1,447	(1,238)	42,301	905	(872)
Forward foreign exchange		–	–	–	4,561	19	(86)
Exchange traded interest rate swaps		35,801	–	–	36,427	–	–
Derivatives designated as fair value hedges		74,375	1,447	(1,238)	83,968	924	(1,012)
Derivatives designated as hedges of net investments
Forward foreign exchange		11,391	61	(388)	5,870	28	(199)
Currency swaps		619	–	(6)	752	21	(217)
Derivatives designated as hedges of net investment		12,010	61	(394)	6,622	49	(416)
Derivatives held for risk management		243,534	3,658	(3,358)	240,353	1,733	(2,353)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
2011
Forecast receivable cash flows	3,818	700	582	597	612	596	731
Forecast payable cash flows	177	108	28	24	9	–	8

2010
Forecast receivable cash flows	2,861	440	570	625	526	291	409
Forecast payable cash flows	307	69	52	76	82	22	6

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is 9 years (2010: 14 years).

Amounts recognised in net interest income						2011 £m	2010 £m
Losses on the hedged items attributable to the hedged risk						(765)	(1,172)
Gains on the hedging instruments						683	1,286
Fair value ineffectiveness						(82)	114
Cash flow hedging ineffectiveness						8	138
Net investment hedging ineffectiveness						(1)	(10)

All gains or losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

Gains and losses transferred from the cash flow hedging reserve in the current year to: interest income was a £86m gain (2010: £88m gain); interest expense a £732m gain (2010: £515m gain); net trading income a £157m loss (2010: £148m loss); and administration and general expenses a £2m gain (2010: £99m gain).

Notes to the financial statements

For the year ended 31 December 2011 continued

18 Available for sale financial assets

Accounting for available for sale financial assets

Available for sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income (Note 3) or, net investment income (Note 6). On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

For impairment of available for sale debt and equity investments, see Note 7, Credit impairment charges and impairment on available for sale assets.

	2011 £m	2010 £m
Debt securities and other eligible bills	63,610	59,629
Equity securities	4,881	5,481
Available for sale financial investments	68,491	65,110

Critical accounting estimates and judgements

Approximately US$4.2bn (£2.7bn) of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31 December 2011. Approximately US$3.0bn (£2.0bn) of this amount was recognised as part of the acquisition accounting and is included as an available for sale asset in the balance sheet. As discussed in Note 31, Barclays entitlement to these assets was the subject of legal proceedings in the United States Bankruptcy Court for the Southern District of New York (the Court) between the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and Barclays. On 22 February 2011, the Court issued its Opinion in relation to the legal proceedings deciding some of the claims in the Trustee’s favour and some in favour of Barclays. On 15 July 2011, the Court entered final Orders implementing its Opinion. The final Orders provide that Barclays is not entitled to receive approximately US$2.4bn (£1.6bn), and is only conditionally entitled to receive approximately US$0.8bn (£0.5bn), of the undelivered assets. In addition, the final Orders provide that Barclays is not entitled to approximately US$2.1bn (£1.3bn) of assets it had already received.

Barclays and the Trustee have each filed a notice of appeal from the Court’s adverse rulings. There continues to be significant judgement involved in the valuation of this asset and uncertainty relating to the outcome of the appeal process. The Group takes the view that the effective provision of US$1.2bn (£0.8bn) that is reflected in its estimate of fair value is appropriate. If the final Orders were to be unaffected by the appeals, Barclays estimates that after taking into account the US$1.2bn (£0.8bn) effective provision, its loss would be approximately US$4.3bn (£2.8bn). The valuation of this asset will be kept under review as legal proceedings progress.

19 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to do this when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 17, Derivative financial instruments).

	2011		2010
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	66,565	70,787	76,907	81,589
Deposits	10,755	11,422	10,243	10,950
Liabilities to customers under investment contracts	1,681	–	1,947	–
Other financial liabilities	8,996	9,561	8,632	9,533
Financial liabilities designated at fair value	87,997	91,770	97,729	102,072

The cumulative own credit net gain that has been recognised is £3,600m at 31 December 2011 (2010: £892m).

20 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

The Group applies IAS 39. All financial instruments are initially recognised at fair value on the date of initial recognition and, depending on the classification of the asset, may continue to be held at fair value either through profit or loss or other comprehensive income.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arm’s length transaction between knowledgeable willing parties.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group’s financial assets and liabilities, especially derivatives, quoted prices are not available, and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

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

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary.

For valuations that have made use of significant unobservable inputs, the difference between the model valuation and the initial transaction price (‘Day One profit’) is recognised in profit or loss either:

–  on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate; or

–  released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to reasonably possible changes in variables is shown on page 208.

Notes to the financial statements

For the year ended 31 December 2011 continued

20 Fair value of financial instruments continued

Comparison of carrying amounts and fair values

The following table summarises the carrying amounts of financial assets and liabilities presented on the Group’s balance sheet where the carrying amount is not a reasonable approximation of fair value.

	2011		2010
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Financial assets[a]
Loans and advances to banks	47,446	47,446	37,799	37,768
Loans and advances to customers:
– Home loans	171,272	163,433	168,055	161,439
– Credit cards, unsecured and other retail lending	64,492	63,482	59,269	58,944
– Wholesale	196,170	190,408	200,618	196,124
Reverse repurchase agreements and other similar secured lending	153,665	153,365	205,772	205,527

Financial liabilities[b]
Deposits from banks	91,116	91,137	77,975	77,949
Customer accounts:
– Current and demand accounts	116,208	116,208	110,443	110,443
– Savings accounts	93,160	93,160	91,928	91,928
– Other time deposits	156,664	156,689	143,417	143,580
Debt securities in issue	129,736	128,997	156,623	155,974
Repurchase agreements and other similar secured lending	207,292	207,292	225,534	225,511
Subordinated liabilities	24,870	20,745	28,499	27,183

Valuation inputs

IFRS 7 Financial Instruments: Disclosure requires an entity to classify its financial instruments held at fair value according to a hierarchy that reflects the significance of observable market inputs. The classification of a financial instrument is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined below.

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

This category includes liquid government bonds actively traded through an exchange or clearing house, actively traded listed equities and actively exchange-traded derivatives.

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

This category includes most investment grade and liquid high yield bonds, certain asset backed securities, US agency securities, government bonds, less actively traded listed equities, bank, corporate and municipal obligations, certain OTC derivatives, certain convertible bonds, certificates of deposit, commercial paper, collateralised loan obligations (CLOs), most commodities based derivatives, credit derivatives, certain credit default swaps (CDSs), most fund units, certain loans, foreign exchange spot and forward transactions and certain issued notes.

Notes

a	The carrying value of financial assets measured at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy noted on pages 210 to 211. Fair value is determined using discounted cash flows, applying market derived interest rates. Alternatively, the fair value is determined by applying an average of available regional and industry segmental credit spreads to the loan portfolio, taking the contractual maturity of the loan facilities into consideration.
b	The carrying value of financial liabilities measured at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on page 210. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using a valuation model. Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issue concerned or similar issues with terms and conditions.

20 Fair value of financial instruments continued

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

This category includes certain corporate debt securities, distressed debt, private equity investments, commercial real estate loans, certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities), certain convertible bonds, certain CDS, derivative exposures to monoline insurers, certain fund units, certain asset backed securities, certain issued notes, certain CDOs (synthetic and some cash underlyings), certain CLOs and certain loans.

The following table shows the Group’s financial assets and liabilities that are measured at fair value analysed by level within the fair value hierarchy.

Financial assets and liabilities measured at fair value		Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
As at 31 December 2011
Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale financial investments	30,857	34,761	2,873	68,491
Total assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)
Total liabilities	(28,457)	(621,614)	(11,723)	(661,794)

As at 31 December 2010
Trading portfolio assets	48,466	114,660	5,741	168,867
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale financial investments	25,619	36,201	3,290	65,110
Total assets	82,514	584,250	29,017	695,781

Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total liabilities	(32,818)	(533,128)	(9,992)	(575,938)

Transfers between Level 1 and Level 2 primarily comprised government bonds that had more observable market prices moving from Level 2 to Level 1.

Notes to the financial statements

For the year ended 31 December 2011 continued

20 Fair value of financial instruments continued

The following table shows the Group’s financial assets and liabilities that are measured at fair value disaggregated by valuation technique and product type.

Financial assets and liabilities measured at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable Inputs (Level 3) £m
As at 31 December 2011
Commercial real estate loans	–	–	2,452	–	–	–
Asset backed products	30	29,995	5,752	–	(5,595)	(1,020)
Other credit products	–	55,347	4,386	–	(57,608)	(3,765)
Derivative exposure to monoline insurers	–	–	1,129	–	–	–
Non-asset backed debt instruments	66,622	84,296	4,213	(15,788)	(77,966)	(2,086)
Equity products	30,141	7,810	1,079	(12,589)	(11,724)	(1,531)
Private equity	–	39	2,827	–	–	–
Funds and fund-linked products	968	3,169	1,290	–	(1,017)	–
Foreign exchange products	–	34,658	457	–	(33,536)	(187)
Interest rate products	–	405,635	2,433	–	(399,254)	(2,090)
Commodity products	857	26,551	773	(4)	(33,120)	(991)
Other	498	17,948	5,232	(76)	(1,794)	(53)
Total	99,116	665,448	32,023	(28,457)	(621,614)	(11,723)

As at 31 December 2010
Commercial real estate loans	–	–	5,424	–	–	–
Asset backed products	–	39,649	4,628	–	(6,287)	(1,912)
Other credit products	–	50,230	1,097	–	(42,216)	(1,318)
Derivative exposure to monoline insurers	–	–	1,449	–	–	–
Non-asset backed debt instruments	47,108	99,625	2,956	(23,008)	(105,481)	(2,719)
Equity products	33,054	9,708	1,478	(9,292)	(14,342)	(1,895)
Private equity	–	27	2,844	–	–	–
Funds and fund-linked products	591	3,674	1,084	–	(1,827)	–
Foreign exchange products	–	29,883	506	–	(30,349)	(241)
Interest rate products	–	305,235	2,407	–	(291,420)	(1,079)
Commodity products	1,378	28,520	493	(518)	(36,191)	(629)
Other	383	17,699	4,651	–	(5,015)	(199)
Total	82,514	584,250	29,017	(32,818)	(533,128)	(9,992)

20 Fair value of financial instruments continued

Level 3 classification

The following table shows Level 3 financial assets and liabilities disaggregated by balance sheet classification and product type.

Level 3 financial assets and liabilities by balance sheet classification and product type
	Non-derivative assets			Non-derivative liabilities		Derivatives
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments[a] £m
As at 31 December 2011
Commercial real estate loans	–	2,452	–	–	–	–
Asset backed products	3,306	693	252	(1)	(13)	495
Other credit products	–	196	–	–	(1,007)	1,432
Derivative exposure to monoline insurers	–	–	–	–	–	1,129
Non-asset backed debt instruments	3,953	223	36	(5)	(2,081)	1
Equity products	115	–	15	–	–	(582)
Private equity	–	2,238	589	–	–	–
Funds and fund-linked products	1,258	32	–	–	–	–
Foreign exchange products	6	–	–	–	–	264
Interest rate products	–	3	–	–	–	340
Commodity products	–	–	18	–	(35)	(201)
Other	566	2,842	1,963	–	–	(192)
Total	9,204	8,679	2,873	(6)	(3,136)	2,686

As at 31 December 2010
Commercial real estate loans	–	5,424	–	–	–	–
Asset backed products	1,720	364	312	(5)	(17)	342
Other credit products	–	237	–	(4)	(716)	262
Derivative exposure to monoline insurers	–	–	–	–	–	1,449
Non-asset backed debt instruments	2,460	325	168	(1)	(2,690)	(25)
Equity products	135	–	27	–	–	(579)
Private equity	50	1,995	799	–	–	–
Funds and fund-linked products	1,084	–	–	–	–	–
Foreign exchange products	–	–	–	–	–	265
Interest rate products	–	61	–	–	(27)	1,294
Commodity products	–	14	4	–	(161)	7
Other	292	2,484	1,980	(91)	(26)	(187)
Total	5,741	10,904	3,290	(101)	(3,637)	2,828

Note

a	The derivative financial instruments in the tables above are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2011 totalled £11,267m (2010: £9,082m) and derivative financial liabilities totalled £8,581m (2010: £6,254m).

Notes to the financial statements

For the year ended 31 December 2011 continued

20 Fair value of financial instruments continued

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in Level 3 financial assets and liabilities
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments[a] £m	Total £m
As at 1 January 2011	5,741	10,904	3,290	(101)	(3,637)	2,828	19,025
Purchases	6,863	1,659	74	2	–	420	9,018
Sales	(5,390)	(2,210)	(317)	5	223	(144)	(7,833)
Issues	–	57	–	–	(647)	(389)	(979)
Settlements	(190)	(2,157)	(39)	–	523	60	(1,803)
Total gains and losses in the period recognised in the income statement
– trading income	(355)	117	–	2	982	(686)	60
– other income	–	(12)	90	–	150	–	228
Total gains or losses recognised in other comprehensive income	–	–	(26)	–	–	–	(26)
Transfers in/(transfers out)	2,535	321	(199)	86	(730)	597	2,610
As at 31 December 2011	9,204	8,679	2,873	(6)	(3,136)	2,686	20,300

As at 1 January 2010	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236
Purchases	2,830	890	234	(96)	(12)	762	4,608
Sales	(3,334)	(1,117)	(121)	–	39	147	(4,386)
Issues	–	–	–	–	(243)	(555)	(798)
Settlements	(455)	(924)	(206)	63	601	(94)	(1,015)
Total gains and losses in the period recognised in the income statement	–	–	–	–	–	–	–
– trading income	683	203	–	–	(730)	(5)	151
– other income	–	173	(94)	–	–	–	79
Total gains or losses recognised in other comprehensive income	–	–	208	–	–	–	208
Transfers in/(transfers out)	(61)	979	1,992	10	536	(514)	2,942
As at 31 December 2010	5,741	10,904	3,290	(101)	(3,637)	2,828	19,025

The significant movements in the Level 3 positions during the year ended 31 December 2011 are as follows:

–	Purchases of £9.0bn, primarily comprising £5.1bn of assets acquired as part of the acquisition of Protium, £2.1bn of other non-asset backed debt instruments, £0.6bn of asset backed products and £0.4bn of derivative products;

–	Sales of £7.8bn including the sale of £2.8bn Protium assets post acquisition, the sale of £1.9bn of non-asset backed debt instruments, £1.0bn of asset backed products, £1.0bn of legacy commercial real estate loans and £0.3bn of private equity investments;

–	Settlements of £1.8bn including the £0.8bn Baubecon debt restructuring and repayments received on other legacy commercial real estate loans. For further details, on Baubecon, refer to Note 41;

–	Net transfers into Level 3 of £2.6bn primarily comprised transfers of inflation linked bond trading portfolio assets, for which fair values have become less observable in the market; and

–	Issuances of £1.0bn, comprising £0.4bn of derivatives products, £0.3bn of structured notes and £0.3bn of non-asset backed products.

Movements on the fair value of Level 3 assets recognised in the income statement totalled £0.3bn (2010: £0.2bn).

Note

a	The derivative financial instruments in the tables above are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2011 totalled £11,267m (2010: £9,082m) and derivative financial liabilities totalled £8,581m (2010: £6,254m).

20 Fair value of financial instruments continued

Gains and losses on Level 3 financial assets and liabilities

The following table discloses the gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Gains and losses recognised during the period on Level 3 financial assets and liabilities held
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments £m	Total £m
As at 31 December 2011
Recognised in the income statement
– trading income	(44)	270	–	–	729	(324)	631
– other income	–	118	(54)	–	–	–	64
Total gains or losses recognised in other comprehensive income	–	–	135	–	–	–	135
Total	(44)	388	81	–	729	(324)	830

As at 31 December 2010
Recognised in the income statement
– trading income	345	215	–	(1)	(528)	(66)	(35)
– other income	–	115	(166)	–	–	–	(51)
Total gains or losses recognised in other comprehensive income	–	–	133	–	–	–	133
Total	345	330	(33)	(1)	(528)	(66)	47

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

Independent price verification results and fair value adjustments are reported on a monthly basis to the Valuation Committee. This committee is responsible for overseeing valuation and fair value adjustment policy within Corporate and Investment Banking and this is the forum to which valuation issues are escalated. The Valuation Committee delegates more detailed review to the following five Sub-Committees: Independent Valuations, Legacy and Other Assets, Litigation Risk, Models, and Governance.

The Independent Valuations Sub-Committee reviews the results of the independent price verification and fair value adjustments process on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. The Legacy and Other Assets Sub-Committee is responsible for overseeing the valuation and measurement issues arising in legacy assets, certain AFS positions and other assets as delegated by the Valuation Committee. The Litigation Risk Sub-Committee is responsible for overseeing the valuation and measurement issues arising from legal risks within Barclays Corporate and Investment Banking.

The Models Sub-Committee is responsible for overseeing policies and controls related to the use of valuation models. This includes but is not limited to review of global model risk reports, the trade approval process and model validation, model-related fair value adjustments, and independent price verification variances or collateral disputes relating to model usage.

The Governance Sub-Committee is responsible for overseeing the governance of valuation processes, policies and procedures. This Sub-Committee monitors the development of the Valuation control framework, completeness of balance sheet oversight and appropriate representation of Senior Management at the Valuation Committee and each of the above referenced Sub-Committees. Regulatory and accounting issues related to fair value are assessed by the Governance Sub-Committee.

Notes to the financial statements

For the year ended 31 December 2011 continued

20 Fair value of financial instruments continued

Valuation techniques

Current year valuation methodologies were consistent with the prior year unless otherwise noted below. These methodologies are commonly used by market participants. The valuation techniques used for the main products that are not determined by reference to unadjusted quoted prices (Level 1), are described below.

Commercial real estate loans

This category includes lending on a range of commercial property types including retail, hotel, office, multi-family and industrial properties.

Performing loans are valued using a spread-based approach, with consideration of characteristics such as property type, geographic location, yields, credit quality and property performance reviews. Where there is significant uncertainty regarding loan performance, valuation is based on the underlying collateral, whose value is determined through property-specific information such as third party valuation reports and bids for the underlying properties.

Since each commercial real estate loan is unique in nature and the secondary commercial loan market is relatively illiquid, valuation inputs are generally considered unobservable.

Asset backed products

These are debt and derivative products that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, CDOs (collateralised debt obligations), CLOs (collateralised loan obligations) and derivatives with cash flows linked to securitisations.

Where available, valuations are based on observable market prices which are sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates.

These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics, and loan attributes such as loan-to-value ratio and geographic concentration) and credit ratings (original and current).

Other credit products

These products are linked to the credit spread of a referenced entity, index or basket of referenced entities. This category includes synthetic CDOs, single name and index CDS and Nth to default basket swaps. Within this population, valuation inputs are unobservable for CDS with illiquid reference assets and certain synthetic CDOs.

CDS are valued using a market standard model that incorporates the credit curve as its principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or bond spreads from observable issuances of the same issuer or other similar entities as a proxy.

Synthetic CDOs are valued using a model that calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates and is calibrated daily. For index and bespoke synthetic CDOs with unobservable inputs, correlation is set with reference to the index tranche market.

Derivative exposure to monoline insurers

These products are derivatives through which credit protection has been purchased on structured debt instruments (primarily CLOs) from monoline insurers.

The value of the CDS is derived from the value of the cash instrument that it protects. A valuation adjustment is then applied to reflect the counterparty credit risk associated with the relevant monoline. This adjustment is calculated using an assessment of the likely recovery of the protected cash security, which is derived from a scenario-based calculation of the mark-to-market of the instrument using an appropriate valuation model; and the probability of default and loss given default of the monoline counterparty, as estimated from independent fundamental credit analysis. Due to the counterparty credit risk associated with these insurers, derivative exposure to monoline counterparty insurers is generally considered unobservable.

20 Fair value of financial instruments continued

Non-asset backed debt instruments

These are government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, notes and other non-asset backed bonds. Within this population, valuation inputs are unobservable for certain convertible bonds and corporate bonds.

Liquid government bonds actively traded through an exchange or clearing house are marked to the closing levels observed in these markets. Less liquid government bonds, US agency bonds, corporate bonds, commercial paper and certificates of deposit are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy (the appropriateness of proxies being assessed based on issuer, coupon, maturity and industry).

Convertible bonds are valued using prices observed through broker sources, market data services and trading activity. Where reliable external sources are not available, fair value is determined using a spread to the equity conversion value or the value of the bond without the additional equity conversion. The spread level is determined with reference to similar proxy assets.

Fair valued issued notes are valued using discounted cash flow techniques and industry standard models incorporating various observable input parameters depending on the terms of the instrument. Any unobservable inputs generally have insignificant impact on the overall valuation.

Equity products

This category includes listed equities, exchange traded equity derivatives, OTC equity derivatives, preference shares and contracts for difference.

OTC equity derivatives valuations are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying instrument. Unobservable model inputs are determined by reference to liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Private equity

Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates. Model inputs are based on market conditions at the reporting date. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Full valuations are performed at least bi-annually, with the portfolio reviewed on a monthly basis for material events that might impact upon fair value.

Funds and fund-linked products

This category includes holdings in hedge funds, funds of funds, and fund derivatives. Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, fund indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and other available market information.

In general, fund holdings are valued based on the latest available valuation received from the fund administrator. Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest net asset value from the fund administrators is more than three months old. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and maybe adjusted relative to the performance of relevant index benchmarks.

Foreign exchange products

These products are derivatives linked to the foreign exchange market. This category includes forward contracts, FX swaps and FX options. Exotic derivatives are valued using industry standard and bespoke models.

Input parameters include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate. Certain correlations and long dated forward and volatilities are unobservable. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Notes to the financial statements

For the year ended 31 December 2011 continued

20 Fair value of financial instruments continued

Interest rate products

These are products linked to interest rates or inflation indices. This category includes interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives. Interest rate products are valued using standard discounted cash flow techniques.

Interest rate derivative cash flows are valued using interest rate yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. Instruments with optionality are valued using a volatility surface constructed from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable market parameters which are determined separately for each parameter and underlying instrument. Where unobservable, a parameter will be set with reference to an observable proxy. Inflation forward curves and interest rate yield curves are extrapolated beyond observable tenors.

Balance guaranteed swaps are valued using cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources. Prepayment is projected based on observing historic prepayment.

During 2010, in line with changes in market practice, the methodology for valuing certain collateralised interest rate products was updated to make use of more relevant interest rate yield curves to discount cash flows. For certain collateralised derivatives, Overnight Indexed Swap (OIS) rates were used rather than other market reference rates such as LIBOR. During 2011, in line with market practice, the methodology for valuing certain collateralised interest rate products was further amended to reflect the impact of “cheapest to deliver” collateral on discounting curves, where counterparty CSA (Credit Support Annex) agreements specify the right of the counterparty to choose the currency of collateral posted.

Commodity products

These products are exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

The valuations of certain commodity swaps and options are determined using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatility surfaces and tenor correlation. Within this population, certain forward curves and volatility surfaces for longer dated exposures are unobservable. These unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market.

Other

This category is largely made up of fixed rate loans, which are valued using models that discount expected future cash flows. These models calculate fair value based on observable interest rates and unobservable credit spreads. Unobservable credit spreads are determined by extrapolating observable spreads.

The receivables resulting from the acquisition of the North American businesses of Lehman Brothers is included within ‘Other’. For more details, refer to Note 31 Legal Proceedings.

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays’ own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussions with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered when determining Barclays’ own fair value estimates.

Fair value adjustments

The main valuation adjustments required to arrive at a fair value are described below:

Bid-Offer valuation adjustments

For assets and liabilities where the firm is not a market maker, mid prices are adjusted to bid and offer prices respectively. Bid-offer adjustments reflect expected close out strategy and, for derivatives, the fact that they are managed on a portfolio basis. The methodology for determining the bid-offer adjustment for a derivative portfolio will generally involve netting between long and short positions and the bucketing of risk by strike and term in accordance with hedging strategy. Bid-offer levels are derived from market sources, such as broker data. For those assets and liabilities where the firm is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets), the mid price is used, since the bid-offer spread does not represent a transaction cost.

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

20 Fair value of financial instruments continued

Model valuation adjustments

New valuation models are reviewed under the firm’s model governance framework. This process identifies the assumptions used and any model limitations (for example, if the model does not incorporate volatility skew). Where necessary, fair value adjustments will be applied to take these factors into account. Model valuation adjustments are dependant on the size of portfolio, complexity of the model, whether the model is market standard and to what extent it incorporates all known risk factors. All models and model valuation adjustments are subject to review on at least an annual basis.

Credit and debit valuation adjustments

Credit valuation adjustments (CVAs) and debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays’ own credit quality respectively. These adjustments are modelled for OTC derivatives across all asset classes. Calculations are derived from estimates of exposure at default, probability of default and recovery rates, on a counterparty basis. Counterparties include (but are not limited to) corporates, monolines, sovereigns and sovereign agencies, supranationals, and special-purpose vehicles.

Whereas in 2010 certain highly-rated sovereigns, supra-nationals and government agencies were excluded from the CVA calculation, following the sovereign debt crisis it has been considered appropriate to include these entities, for which the impact of doing so was a £79m increase in the CVA.

Exposure at default is generally based on expected positive exposure, estimated through the simulation of underlying risk factors. For some complex products, where this approach is not feasible, simplifying assumptions are made, either through proxying with a more vanilla structure, or using current or scenario-based mark-to-market as an estimate of future exposure. Where strong collateralisation agreement exists as a mitigant to counterparty risk, the exposure is set to zero.

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £300m increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed “wrong-way” or “right-way” risk. This is not incorporated into the CVA calculation, but is monitored regularly via scenario analysis and has been found to be immaterial.

Own credit adjustments

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement. For funded instruments such as issued notes, mid-level credit spreads on Barclays issued bonds are the basis for this adjustment.

At 31 December 2011, the own credit adjustment arose from the fair valuation of Barclays financial liabilities designated at fair value. Barclays credit spreads widened during 2011, leading to a profit of £2,708m (2010: £391m) from the fair value of changes primarily in own credit itself but also reflecting the effects of foreign exchange rates, time decay and trade activity.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is as follows:

Year ended 31 December	2011 £m	2010 £m
Opening balance	137	99
Additions	93	56
Amortisation and releases	(113)	(18)
Closing balance	117	137

Critical accounting estimates and judgements

Quoted market prices are not available for many of the financial assets and liabilities that are held at fair value and the Group uses a variety of techniques to estimate the fair value. The above note describes the more judgemental aspects of valuation in the period, including: credit valuation adjustments on monoline exposures, commercial real estate loans, private equity investments, and fair value loans to government and business and other services. The following sensitivity analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations. These numbers are calculated before taking advantage of any diversification in the portfolio.

Notes to the financial statements

For the year ended 31 December 2011 continued

20 Fair value of financial instruments continued

Sensitivity analysis of valuations using unobservable inputs

	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets £m	Total liabilities £m	Income statement £m	Equity £m	Income statement £m	Equity £m
As at 31 December 2011
Commercial real estate loans	2,452	–	102	–	(118)	–
Asset backed products	5,752	(1,020)	488	2	(388)	(2)
Other credit products	4,386	(3,765)	167	–	(167)	–
Derivative exposure to monoline insurers	1,129	–	–	–	(133)	–
Non-asset backed debt instruments	4,213	(2,086)	24	–	(22)	–
Equity products	1,079	(1,531)	169	11	(169)	(15)
Private equity	2,827	–	375	81	(364)	(82)
Funds and fund-linked products	1,290	–	174	–	(174)	–
Foreign exchange products	457	(187)	57	–	(57)	–
Interest rate products	2,433	(2,090)	60	–	(60)	–
Commodity products	773	(991)	116	–	(123)	–
Other	5,232	(53)	196	–	(196)	–
Total	32,023	(11,723)	1,928	94	(1,971)	(99)

As at 31 December 2010
Commercial real estate loans	5,424	–	183	–	(167)	–
Asset backed products	4,628	(1,912)	317	11	(289)	(11)
Other credit products	1,097	(1,318)	38	–	(66)	–
Derivative exposure to monoline insurers	1,449	–	78	–	(230)	–
Non-asset backed debt instruments	2,956	(2,719)	56	–	(55)	–
Equity products	1,478	(1,895)	156	8	(154)	(8)
Private equity	2,844	–	279	111	(280)	(69)
Funds and fund-linked products	1,084	–	275	–	(275)	–
Foreign exchange products	506	(241)	51	–	(52)	–
Interest rate products	2,407	(1,079)	38	–	(52)	–
Commodity products	493	(629)	30	–	(55)	–
Other	4,651	(199)	51	–	(55)	–
Total	29,017	(9,992)	1,552	130	(1,730)	(88)

An analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations. The methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives would be to increase fair values by up to £2.0bn (2010: £1.7bn) or to decrease fair values by up to £2.1bn (2010: £1.8bn) with substantially all the potential effect impacting profit and loss rather than equity.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. The approach adopted in determining these sensitivities has continued to evolve during the year, in the context of changing market conditions.

Commercial real estate loans

Sensitivity is determined by applying an adjusted spread of 15% for each loan (both up and down). The adjusted spread is derived from loan origination spreads provided by independent market research. For non-performing loans, a plausible worst-case valuation is determined from the history of third-party valuation reports or bids received.

Asset backed products

The sensitivity analysis for asset backed products is based on bid offer ranges defined at the asset class level which take into account security level liquidity. Half of the observed bid offer range is multiplied by the market value of the position to calculate the valuation sensitivity. Where there is no observable bid offer data, price movements on appropriate indices are used. Sensitivity is based on the average of the largest upward and downward price movement in the preceding 12 month period.

20 Fair value of financial instruments continued

Other credit products

The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a shift to each underlying reference asset. The shift is based upon the average bid offer spreads observed in the market for similar CDS.

Bespoke Collateralised Synthetic Obligation (CSO) sensitivity is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Derivative exposure to monoline insurers

Sensitivity is measured by stressing inputs to the counterparty valuation adjustment including our expected exposures and the probability of default of the monoline derivative counterparty. The modelled expected exposures are stressed by shifting the recovery rate assumptions on the underlying protected assets. The probability of default of the monoline derivative counterparty is stressed by shifting the internal default curve, which is generated through the analysis performed by credit risk management.

Non-asset backed debt instruments

The sensitivity for convertible bonds is determined by applying a shift to each underlying position based upon the bid offer spreads observed in the market for similar bonds.

The sensitivity for corporate bonds portfolio is determined by applying a shift to each underlying position driven by average bid offer spreads observed in the market for similar bonds.

Equity products

Sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Private equity

The relevant valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact on the resulting valuation.

Funds and fund-linked products

Sensitivity is calculated on an individual fund basis using a loss based scenario approach which factors in the underlying assets of the specific fund and assumed recovery rates.

Foreign exchange products

Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services.

Interest rate products

Sensitivity relating to the valuation of the products is mainly driven from the dispersion of the consensus data.

Commodity products

Sensitivity is determined primarily by measuring historical variability over two years. The estimate is calculated using data for short dated parameter curves to generate best and worst case scenarios. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Other

The sensitivity for fixed rate loans is calculated by applying a 25% shift in borrower credit spreads.

No stress has been applied to the receivables relating to the Lehman acquisition (refer to Note 18). Due to the uncertainty inherent in legal proceedings, it is not possible to identify reasonable upside and downside stresses on a basis comparable with the other assets analysed.

The sensitivity for credit valuation adjustments is calculated by assessing the impact on the counterparty credit spreads of stressing their credit ratings by two ratings notches.

Notes to the financial statements

For the year ended 31 December 2011 continued

Financial instruments held at amortised cost

This section contains information about assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. For more information about the Group’s funding and liquidity position, see Liquidity risk and Capital risk on pages 112 to 123 and pages 103 to 111.

Accounting for financial instruments held at amortised cost

Loans and advances to customers and banks, customer accounts, debt securities and the majority of other financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability.

21 Loans and advances to banks and customers

As at 31 December	2011 £m	2010 £m
Gross loans and advances to banks	47,491	37,847
Less: allowance for impairment	(45)	(48)
Loans and advances to banks	47,446	37,799

Gross loans and advances to customers	442,486	440,326
Less: allowance for impairment	(10,552)	(12,384)
Loans and advances to customers	431,934	427,942

Further disclosures relevant to the Group’s loans and advances to banks and customers are included on pages 52 to 93.

22 Finance leases

Accounting for finance leases

The Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee. A finance lease is a lease which confers substantially all the risks and rewards of the leased asset on the lessee. Where the Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

Interest income or expense is recognised in interest receivable or payable, allocated to accounting periods to reflect a constant periodic rate of return.

Finance lease receivables

Finance lease receivables are included within loans and advances to customers. The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

Investment in finance lease receivables		2011			2010
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	2,977	(437)	2,540	71	3,440	(479)	2,961	60
Over one year but not more than five years	6,333	(934)	5,399	122	7,200	(1,058)	6,142	123
Over five years	1,379	(320)	1,059	395	1,591	(340)	1,251	560
Total	10,689	(1,691)	8,998	588	12,231	(1,877)	10,354	743

The impairment allowance for uncollectable finance lease receivables amounted to £290m at 31 December 2011 (2010: £351m).

22 Finance leases continued

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within accruals, deferred income and other liabilities (see Note 28).

As at 31 December 2011, the total future minimum payments under finance leases were £64m (2010: £87m), of which £10m (2010: £16m) was due within one year. As at 31  December 2011, the carrying amount of assets held under finance leases was £28m (2010: £29m).

23 Reclassification of financial assets held for trading

Accounting for the reclassification of financial assets held for trading

In accordance with IAS 39, where the Group no longer intends to trade in financial assets it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes to loans and receivables. There were no reclassifications of financial assets during 2011 or 2010.

The carrying value of the securities previously reclassified into loans and receivables has decreased from £8,625m to £7,652m primarily as a result of sales, paydowns and maturities of the underlying securities, and increases due to the reversal of the discount on reclassification. Sales of securities from the 16 December 2008 reclassification totalled £91m (31 December 2010: £390m) and sales of securities from the 25 November 2009 reclassification totalled £482m (31 December 2010: £178m).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	2011		2010
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
As at 31 December
Trading assets reclassified to loans and receivables
Reclassification 25 November 2009	7,434	7,045	8,081	7,842
Reclassification 16 December 2008	218	217	544	545
Total financial assets reclassified to loans and receivables	7,652	7,262	8,625	8,387

If the reclassifications had not been made, the Group’s income statement for 2011 would have included a net loss on the reclassified trading assets of £152m (2010: loss of 189m). The reclassified financial assets contributed £396m (2010: £359m) to interest income.

24 Reverse repurchase and repurchase agreements including other similar lending and borrowing

Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

The Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost.

The Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost.

	2011 £m	2010 £m
Assets
Banks	64,470	104,233
Customers	89,195	101,539
Reverse repurchase agreements and other similar secured lending	153,665	205,772

Liabilities
Banks	69,544	99,997
Customers	137,748	125,537
Repurchase agreements and other similar secured borrowing	207,292	225,534

Notes to the financial statements

For the year ended 31 December 2011 continued

Fixed assets and investments

This section details the Group’s tangible and intangible assets, property plant and equipment and investments, which it utilises to generate profit for the business.

25 Property, plant and equipment

Accounting for property, plant and equipment

The Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in the enhancement to the asset.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances. Following a review in 2011, the depreciation rates for certain categories of fixed assets were revised to reflect their currently expected useful lives. The impact of the change was not material. The Group uses the following annual rates in calculating depreciation:

Annual rates in calculating depreciation	Depreciation rate
Freehold land	Not depreciated
Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property over the remaining life of the lease (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property[a]	6-10%
Equipment installed in freehold and leasehold property[a]	6-10%
Computers and similar equipment	17-33%
Fixtures and fittings and other equipment	9-20%

Investment property

The Group initially recognises investment property at cost, and subsequently at their fair value at each balance sheet date reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

Note

a	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

25 Property, plant and equipment continued

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost
As at 1 January 2011	1,570	4,229	4,749	75	10,623
Acquisitions of subsidiaries	1,201	–	–	–	1,201
Additions and disposals	277	(183)	256	1	351
Change in fair value of investment properties	(138)	–	–	–	(138)
Exchange and other movements	18	(87)	(250)	(56)	(375)
As at 31 December 2011	2,928	3,959	4,755	20	11,662
Accumulated depreciation and impairment
As at 1 January 2011	–	(1,326)	(3,133)	(24)	(4,483)
Depreciation charge	–	(206)	(463)	(4)	(673)
Disposals	–	275	175	4	454
Exchange and other movements	–	12	177	17	206
As at 31 December 2011	–	(1,245)	(3,244)	(7)	(4,496)
Net book value	2,928	2,714	1,511	13	7,166
Cost
As at 1 January 2010	1,207	3,830	4,197	66	9,300
Acquisitions and disposals of subsidiaries	46	2	4	–	52
Additions and disposals	353	283	120	9	765
Change in fair value of investment properties	(54)	–	–	–	(54)
Exchange and other movements	18	114	428	–	560
As at 31 December 2010	1,570	4,229	4,749	75	10,623
Accumulated depreciation and impairment
As at 1 January 2010	–	(1,128)	(2,529)	(17)	(3,674)
Depreciation charge	–	(231)	(555)	(4)	(790)
Disposals	–	86	341	(3)	424
Exchange and other movements	–	(53)	(390)	–	(443)
As at 31 December 2010	–	(1,326)	(3,133)	(24)	(4,483)
Net book value	1,570	2,903	1,616	51	6,140

Property rentals of £94m (2010: £105m) and £61m (2010: £48m) have been included in net investment income and other income respectively and gains on property disposals of £13m (2010: £29m) have been included in administration and general expenses.

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

Notes to the financial statements

For the year ended 31 December 2011 continued

26 Goodwill and intangible assets

Accounting for goodwill and other intangible assets

Goodwill

The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the cash generating unit to which the goodwill relates, or the cash generating unit’s fair value if this is higher.

Intangible assets

The accounting standard that the Group applies in accounting for intangible assets other than goodwill is IAS 38 Intangible Assets.

Intangible assets include brands, customer lists, licences and other contracts, core deposit intangibles and mortgage servicing rights. They are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are reviewed for impairment when there are indications that impairment may have incurred.

They are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

	Goodwill £m	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m
2011
Cost
As at 1 January 2011	7,259	1,091	234	347	202	1,686	–	473	11,292
Additions and disposals	(210)	375	98	(1)	–	144	–	(19)	387
Exchange and other movements	(352)	(29)	(4)	(59)	(36)	(106)	–	(10)	(596)
As at 31 December 2011	6,697	1,437	328	287	166	1,724	–	444	11,083
Accumulated amortisation and impairment
As at 1 January 2011	(1,040)	(552)	(86)	(121)	(109)	(493)	–	(194)	(2,595)
Disposals	210	2	5	–	–	–	–	23	240
Amortisation charge	–	(157)	(35)	(13)	(18)	(158)	–	(38)	(419)
Impairment charge	(597)	(4)	–	–	–	–	–	–	(601)
Exchange and other movements	35	17	2	20	21	36	–	7	138
As at 31 December 2011	(1,392)	(694)	(114)	(114)	(106)	(615)	–	(202)	(3,237)
Net book value	5,305	743	214	173	60	1,109	–	242	7,846
2010
Cost
As at 1 January 2010	7,058	963	237	301	175	1,521	164	462	10,881
Additions and disposals	12	88	3	–	–	28	(168)	22	(15)
Exchange and other movements	189	40	(6)	46	27	137	4	(11)	426
As at 31 December 2010	7,259	1,091	234	347	202	1,686	–	473	11,292
Accumulated amortisation and impairment
As at 1 January 2010	(826)	(465)	(58)	(82)	(84)	(318)	(117)	(136)	(2,086)
Disposals	–	100	–	–	–	2	144	11	257
Amortisation charge	–	(178)	(36)	(19)	(18)	(141)	(7)	(38)	(437)
Impairment charge	(243)	(14)	–	(7)	–	(15)	(19)	(17)	(315)
Exchange and other movements	29	5	8	(13)	(7)	(21)	(1)	(14)	(14)
As at 31 December 2010	(1,040)	(552)	(86)	(121)	(109)	(493)	–	(194)	(2,595)
Net book value	6,219	539	148	226	93	1,193	–	279	8,697

26 Goodwill and intangible assets continued

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2011 £m	2010 £m
UK RBB	3,145	3,148
Europe RBB	64	505
Africa RBB	1,078	1,307
Barclaycard	505	585
Barclays Capital	102	133
Barclays Corporate	20	150
Barclays Wealth	391	391
Total net book value of goodwill	5,305	6,219

Impairment testing of goodwill

Total impairment charges of £597m (2010: £243m charge relating to Barclays Bank Russia) have been recognised during the year as the recoverable amount of goodwill in FirstPlus and Spain was not supported based on the value-in-use calculations. The impairment charge of £47m (2010: nil) in respect of all of the goodwill held by Barclaycard arising from the acquisition of FirstPlus reflected the continued run-off of the loan portfolio and the impact of the payment protection insurance redress. Further details on the impairment of Spain goodwill are set out below.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,133m (2010: £1,253m) was allocated to multiple cash-generating units which are not considered individually significant.

UK RBB

At 31 December 2011, goodwill relating to Woolwich was £3,130m (2010: £3,130m) of the total UK RBB balance. The recoverable amount of Woolwich has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 3% (2010: 2%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 13% (2010: 13%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £8.7bn (2010: £4.0bn). A one percentage point change in the discount rate or the terminal growth rate would reduce the recoverable amount by £1.4bn (2010: £1.0bn) and £0.9bn (2010: £0.8bn) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1.5bn (2010: £1.1bn).

Africa RBB

At 31 December 2011, goodwill relating to the Absa Group was £1,042m (2010: £1,271m) of the total Africa RBB balance. The recoverable amount of the Absa Group has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2010: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 14% (2010: 14%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £4.7bn (2010: £5.0bn). A one percentage point change in the discount rate or the terminal growth rate would reduce the recoverable amount by £0.9bn (2010: £1.0bn) and £0.7bn (2010: £0.8bn) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £0.8bn (2010: £0.9bn).

Spain

At 31 December 2011, Barclays recognised an impairment charge of £550m (2010: nil) in respect of the whole goodwill balance held by Barclays Corporate (£123m) and Europe RBB (£427m) arising from the acquisitions of the Iberia Woolwich business in 2000 and Zaragozano in 2003. The cash flow forecasts were reassessed during the fourth quarter as a result of uncertainty in economic conditions in Spain and increased risk associated with the future cash flows. The pre-tax discount rate was increased to 16% (2010: 12%) and the long term growth rate was reduced to 1% (2010: 2%). Based on these assumptions the value-in-use was no longer able to support the recognition of the goodwill and it was fully impaired as at 31 December 2011.

Critical accounting estimates and judgements

Goodwill

Testing goodwill for impairment involves a significant amount of estimation. This includes the identification of independent cash generating units and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisation. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity and the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit require the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows.

Other intangible assets

Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances and judgement. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimation of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold. The most significant amounts of intangible assets relate to Absa and Lehman Brothers North American businesses.

Notes to the financial statements

For the year ended 31 December 2011 continued

27 Operating leases

Accounting for operating leases

The Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Group holds the leased assets on balance sheet within property, plant and equipment.

Where the Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases as at 31 December 2011 was £14m (2010: £43m).

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

Operating lease rentals of £659m (2010: £637m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2011		2010
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	585	12	628	7
Over one year but not more than five years	1,673	2	1,477	2
Over five years	2,830	–	3,146	–
Total	5,088	14	5,251	9

Total future minimum sublease payments to be received under non-cancellable subleases as at 31 December 2011 was £121m (2010: £111m).

Accruals, provisions and contingent liabilities

The section describes the Group’s accruals, provisions and contingent liabilities arising from its banking and insurance businesses. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

28 Accruals, deferred income and other liabilities

	2011 £m	2010 £m
Accruals and deferred income	4,959	5,539
Other creditors	5,171	5,198
Obligations under finance leases (see Note 22)	64	87
Insurance contract liabilities, including unit-linked liabilities	2,386	2,409
Accruals, deferred income and other liabilities	12,580	13,233

Insurance liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £118m (2010: £131m). The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies were £104bn (2010: £114bn)a or £82bn (2010: £95bn)a after reinsurance. Of this insured risk £89bn (2010: £99bn)a or £69bn (2010: £82bn)a after reinsurances was concentrated in short-term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £8m (2010: £12m).

Accounting for insurance contracts

The Group applies IFRS 4 Insurance Contracts to its insurance contracts. An insurance contract is a contract that protects a third party against a loss from non-financial risk. Some wealth management and other products, such as life assurance contracts, combine investment and insurance features; these are treated as insurance contracts when they pay benefits that are at least 5% more than they would pay if the insured event does not occur.

Insurance liabilities include current best estimates of future contractual cash flows, claims handling, and administration costs in respect of claims. Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities. Where a deficiency is highlighted by the tests, insurance liabilities are increased, any deficiency being recognised in the income statement.

Insurance premium revenue is recognised in the income statement in the period earned, net of reinsurance premiums payable, in net premiums from insurance contracts. Increases and decreases in insurance liabilities are recognised in the income statement in net claims and benefits on insurance contracts.

The Financial Services Compensation Scheme (FSCS)

The FSCS is the UK’s compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by loan facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The outstanding loan facilities, totalling approximately £18.5bn, are to be reviewed from 1 April 2012 and the ongoing terms are still to be agreed with HM Treasury. While it is anticipated that the substantial majority of these loans will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £58m in other liabilities as at 31 December 2011 (2010: £63m) in respect of levies raised by the FSCS, based on the indicative costs published by the FSCS.

Note

a	Comparatives have been restated to include Motor, Liability and Engineering insured exposures within ABSA Group Ltd.

Notes to the financial statements

For the year ended 31 December 2011 continued

29 Provisions

Accounting for provisions

The Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic resources will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists, i.e. when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2011 were £1,260m (2010: £658m). Provisions relating to taxation are included in current and deferred tax disclosures on pages 185 to 188.

	Onerous contracts £m	Redundancy and re- structuring £m	Undrawn contractually committed facilities and guarantees provided £m	Payment Protection Insurance redress £m	Litigation £m	Sundry provisions £m	Total £m
As at 1 January 2011	74	177	229	–	151	316	947
Additions	71	330	111	1,000	176	36	1,724
Amounts utilised	(31)	(257)	(2)	(435)	(104)	(64)	(893)
Unused amounts reversed	–	(31)	(109)	–	(73)	(13)	(226)
Exchange and other movements	2	(3)	1	–	(10)	(13)	(23)
As at 31 December 2011	116	216	230	565	140	262	1,529
As at 1 January 2010	68	162	162	–	27	171	590
Additions	36	139	118	–	130	403	826
Amounts utilised	(28)	(68)	(8)	–	(4)	(225)	(333)
Unused amounts reversed	(4)	(56)	(50)	–	(5)	(48)	(163)
Exchange and other movements	2	–	7	–	3	15	27
As at 31 December 2010	74	177	229	–	151	316	947

Critical accounting estimates and judgements

On 20 April 2011, the judicial review proceedings brought by the British Bankers’ Association in October 2010 against the FSA and the Financial Ombudsman Service regarding the assessment and redress of PPI complaints were dismissed. On 9 May 2011, Barclays announced that it would not be participating in any application for permission to appeal against the High Court judgment and that Barclays had agreed with the FSA that it would process all on-hold and any new complaints from customers about PPI policies that they hold. Barclays also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. Barclays took a provision of £1bn in the second quarter of 2011 to cover the cost of future redress and administration.

As at 31 December 2011, following payments made during the year, the provision was £565m, and represents management’s best estimate of the remaining anticipated costs of related customer redress, including administration expensesa. The provision requires significant judgement by management in determining appropriate assumptions. The key assumptions include:

–	Customer claims – the volume and timing of actual customer claims. The assumption is based upon recent experience of claims received and has factored in a component for the amount of duplicate or non-PPI eligible requests that have been submitted. In addition, expectations in relation to claims management companies and other such activity have been considered.

–	Uphold rates – the percentage of claims that are upheld as being valid upon review. The rate considers recent experience and excludes “gestures of goodwill” paid without challenge by the Group for claims received during the Judicial Review period and not processed until the Review was completed.

–	Average payment – this is the expected average payment to customers for upheld claims. The assumption is based upon recent experience and the calculation of payment requirements as defined by the agreements and the FSA Policy Paper.

Note

a See page 246 for further information regarding events subsequent to the approval of the financial statements on 7 March 2012.

29 Provisions continued

There are a large number of inter-dependent assumptions under-pinning the PPI provision. Many of those assumptions remain highly subjective, and trends have been difficult to ascertain across all portfolios. Therefore, it is possible that the eventual outcome could differ from current management estimates, resulting in a material change to the amounts provided in the 2011 financial statements.

When considering the key assumptions independently, the most significant driver of the provision is complaint flow. If the level of complaints were 10% higher (lower) than the estimated level for all policies, assuming no change in other assumptions, then the provision would have increased (decreased) by approximately £100m.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes availablea.

30 Contingent liabilities and commitments

Accounting for contingent liabilities and commitments

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured, are not recognised but are disclosed unless they are remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2011 £m	2010 £m
Securities lending arrangements	35,996	27,672
Guarantees and letters of credit pledged as collateral security	14,181	13,783
Performance guarantees, acceptances and endorsements	8,706	9,175
Contingent liabilities	58,883	50,630
Documentary credits and other short-term trade related transactions	1,358	1,194
Standby facilities, credit lines and other commitments	240,282	222,963

In common with other banks, the Group conducts business involving acceptances, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Contingent liabilities

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2% -10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the disposal. As at 31 December 2011 the fair value of collateral held was £37,072m (2010: £28,465m) compared to the fair value of stock lent of £35,996m (2010: £27,672m).

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

Standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

Note

a See page 246 Addendum for further information regarding events subsequent to the approval of the financial statements on 7 March 2012.

Notes to the financial statements

For the year ended 31 December 2011 continued

30 Contingent liabilities and commitments continued

Barclays Capital US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately US$39bn of private-label securitisations; underwriting of approximately US$34bn of other private-label securitisations; sales of approximately US$150m of loans to government sponsored enterprises (GSEs); and sales of approximately US$3bn of loans to others. In addition, Barclays sold approximately US$4bn of loans to Protium in 2009. As a result of Barclays acquisition of Protium in April 2011, Barclays reacquired the loans previously sold to Protium. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and some of its sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. As at 31 December 2011, Barclays R&Ws in respect of approximately US$1bn of loans sold to others (which excludes the reacquired loans previously sold to Protium and loans sold to GSEs) had expired. The R&Ws with respect to the balance of the loans sold to others were not subject to expiration provisions. However, such loans were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately US$34bn of the US$39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately US$5bn of the Barclays sponsored securitisations. R&Ws made by Barclays in respect of such securitised loans, and the loans sold by Barclays to GSEs, are not subject to expiration provisions. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were US$21m at 31 December 2011. Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions (see page 221). Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries. It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to Barclays Capital US Mortgage activities.

31 Legal Proceedings

Lehman Brothers Holdings Inc.

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale (together with the Trustee’s competing claims to those assets, the Contract Claims). Approximately US$4.2bn (£2.7bn) of the assets acquired as part of the acquisition had not been received by 31 December 2011, approximately US$3.0bn (£2.0bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31 December 2011. This results in an effective provision of US$1.2bn (£0.8bn) against the uncertainty inherent in the litigation.

On 22 February 2011, the Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of BCI. On 15 July 2011, the Court entered final Orders implementing its Opinion. BCI and the Trustee have each filed a notice of appeal from the Court’s adverse rulings on the Contract Claims. LBHI and the Committee have withdrawn their notices of appeal from the Court’s ruling on the Rule 60 Claims, rendering the Court’s Order on the Rule 60 Claims final.

If the final Orders relating to the Contract Claims were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of US$1.2bn (£0.8bn), its loss would be approximately US$4.3bn (£2.8bn). Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

In addition, LBHI had been pursuing a claim for approximately US$500m relating to bonuses that BCI was allegedly obligated to pay to former Lehman employees. On 14 September 2011, the Court issued a decision dismissing that claim and entered a final Order to that effect on 21 September 2011. LBHI has stated that it will not appeal that decision, rendering the Order dismissing that claim final.

31 Legal Proceedings continued

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an order and, on 7 January 2011, judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, among other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which Barclays Capital Inc. was lead or co-lead underwriter.

Both complaints demand, among other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank PLC and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates) and Stichting Pensioenfonds ABP, relating to their purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to the claims against Barclays in these cases totaled approximately US$6.8bn, of which approximately US$2.0bn was outstanding as at 31 December 2011. Cumulative losses reported on these RMBS as at 31 December 2011 were approximately US$0.1bn. If Barclays were to lose these cases it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment (taking into account further principal payments after 31 December 2011) plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 31 December 2011 to be approximately US$1.1bn. Barclays may be entitled to indemnification for a portion of any losses.

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire’s commercial paper when required to do so. On 7 September 2011, the court ruled that Barclays early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533m together with accrued interest thereon. Barclays is appealing the court’s decision. If the court’s decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately C$500m, less any impairment provisions taken by Barclays for this matter.

Other

Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

In addition, the Bank has been named as a defendant in a number of lawsuits, including class actions, filed in US federal courts involving claims by purported classes of purchasers and sellers of LIBOR-based derivative products or Eurodollar futures or option contracts between 2006 and 2009; further details are provided on the following page.

Notes to the financial statements

For the year ended 31 December 2011 continued

32 Competition and regulatory matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry. Examples include Basel 3, the emerging proposals on bank resolution regimes and proposals relating to over-the-counter derivatives clearing and global systemically important banks.

In the UK, the FSA’s current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Financial Conduct Authority. In addition, the Independent Commission on Banking (the ICB) completed its review of the UK banking system and published its final report on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called “ring-fencing”); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals. The UK Government published its response to the ICB recommendations in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Payment Protection Insurance (PPI)

See Note 29.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing is uncertain but outcomes may be known within the next 2-4 years.

London Interbank Offered Rate (LIBOR)

The FSA, the US Commodity Futures Trading Commission, the SEC, the US Department of Justice Fraud Section of the Criminal Division and Antitrust Division and the European Commission are amongst various authorities conducting investigations into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates. Barclays is co-operating in the relevant investigations and is keeping regulators informed. In addition, Barclays has been named as a defendant in a number of class action lawsuits filed in US federal courts involving claims by purported classes of purchasers and sellers of LIBOR-based derivative products or Eurodollar futures or options contracts between 2006 and 2009. The complaints are substantially similar and allege, amongst other things, that Barclays and other banks individually and collectively violated US antitrust and commodities laws and state common law by suppressing LIBOR rates during the relevant period. Barclays has been informed by certain of the authorities investigating these matters that proceedings against Barclays may be recommended with respect to some aspects of the matters under investigation, and Barclays is engaged in discussions with those authorities about potential resolution of those aspects. It is not currently possible to predict the ultimate resolution of the issues covered by the various investigations and lawsuits, including the timing and the scale of the potential impact on the Group of any resolution.

Capital instruments, equity and reserves

This section details information about the Group’s loan capital and shareholders equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital and the management of capital and how the Group maintains sufficient capital to meet our regulatory requirements see pages 103 to 111.

33 Subordinated liabilities

Accounting for subordinated debt Subordinated debt is measured at amortised cost using the effective interest method under IAS 39. See Net interest income (Note 3).

Subordinated liabilities include accrued interest and comprise dated and undated loan capital as follows:

	2011 £m	2010 £m
Undated loan capital	6,741	9,094
Dated loan capital	18,129	19,405
Total subordinated liabilities	24,870	28,499

None of the Group’s loan capital is secured. Regulatory capital differs from the amounts recorded in the balance sheet due to FSA requirements relating to: capital eligibility criteria; amortisation of principal in the final five years to maturity; and the exclusion of the impact of fair value hedging.

Undated loan capital		Subordinated liability per balance sheet		Regulatory capital
	Initial call date	2011 £m	2010 £m	2011 £m	2010 £m
Barclays Bank PLC
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	103	453	90	400
6.86% Callable Perpetual Core Tier One Notes (US$1,000m)	2032	753	866	440	646
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	2016	414	1,010	343	866
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	122	608	217	803
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1,250m)	2017	273	950	95	500
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,210	2,887	2,155	2,144
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	120	599	85	500
Total Tier 1 capital instruments included in subordinated liabilities		4,995	7,373	3,425	5,859
Undated Notes
6.875% Undated Subordinated Notes	2015	158	156	135	135
6.375% Undated Subordinated Notes	2017	157	150	133	133
7.7% Undated Subordinated Notes (US$99m)	2018	75	69	64	64
8.25% Undated Subordinated Notes	2018	166	156	140	140
7.125% Undated Subordinated Notes	2020	214	190	158	158
6.125% Undated Subordinated Notes	2027	233	234	196	196
Junior Undated Floating Rate Notes (US$121m)	Any interest payment date	78	78	139	139
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	146	145	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich PLC)	2021	99	96	75	75
9% Permanent Interest Bearing Capital Bonds	At any time	46	41	40	40
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	53	70	66	63
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	82	104	100	95
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	239	232	264	264
Total undated loan capital		6,741	9,094	5,080	7,506

Notes to the financial statements

For the year ended 31 December 2011 continued

33 Subordinated liabilities continued

Undated loan capital

Undated loan capital is issued by the Bank and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated loan capital are described below:

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

Payment of interest

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes, 9.25% Bonds and 6.140% Perpetual Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12-months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

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

All issues of undated subordinated liabilities are non-convertible.

33 Subordinated liabilities continued

Dated loan capital			Subordinated liabilities per balance sheet		Regulatory capital
	Initial call date	Maturity date	2011 £m	2010 £m	2011 £m	2010 £m
Barclays Bank PLC
5.75% Subordinated Notes (€1,000m)		2011	–	836	–	172
5.25% Subordinated Notes (€250m) (ex-Woolwich plc)		2011	–	221	–	44
Floating Rate Subordinated Step-up Callable Notes (US$750m)	2011	2016	–	484	–	484
Callable Floating Rate Subordinated Notes (€1,250m)	2011	2016	–	1,082	–	1,079
Callable Floating Rate Subordinated Notes (US$500m)	2012	2017	324	323	324	323
10.125% Subordinated Notes (ex-Woolwich plc)	2012	2017	102	105	100	100
Floating Rate Subordinated Step-up Callable Notes (US$1,500m)	2012	2017	972	969	971	968
Floating Rate Subordinated Step-up Callable Notes (€1,500m)	2012	2017	1,259	1,296	1,257	1,295
5.015% Subordinated Notes (US$150m)		2013	103	104	39	58
4.875% Subordinated Notes (€750m)		2013	659	670	251	388
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	900	904	838	863
4.38% Fixed Rate Subordinated Notes (US$75m)		2015	55	55	39	48
4.75% Fixed Rate Subordinated Notes (US$150m)		2015	110	111	78	97
5.14% Lower Tier 2 Notes (US$1,250m)	2015	2020	900	791	810	807
6.05% Fixed Rate Subordinated Notes (US$2,250m)		2017	1,723	1,662	1,457	1,453
Floating Rate Subordinated Notes (€40m)		2018	34	35	34	35
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,556	1,596	1,466	1,511
CMS-Linked Subordinated Notes (€100m)		2018	88	90	84	86
CMS-Linked Subordinated Notes (€135m)		2018	117	121	113	117
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	621	590	500	500
Floating Rate Subordinated Notes (€50m)		2019	41	42	42	43
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,333	1,316	1,257	1,295
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	344	292	200	200
Subordinated Floating Rate Notes (€100m)		2021	83	85	84	86
10% Fixed Rate Subordinated Notes		2021	2,389	2,160	1,961	1,961
10.179% Fixed Rate Subordinated Notes (US$1,521m)		2021	1,174	1,040	985	982
Subordinated Floating Rate Notes (€50m)		2022	42	43	42	43
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	954	–	838	–
Subordinated Floating Rate Notes (€50m)		2023	42	43	42	43
5.75% Fixed Rate Subordinated Notes		2026	781	675	600	600
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	104	132	126	119
6.33% Subordinated Notes		2032	62	53	50	50
Subordinated Floating Rate Notes (€100m)		2040	84	86	84	86
Absa Bank Limited
8.75% Subordinated Callable Notes (ZAR 1,500m)	2012	2017	124	154	120	146
Subordinated Callable Notes (ZAR 1,886m)	2013	2018	181	210	71	87
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	148	178	138	168
Subordinated Callable Notes (ZAR 3,000m)	2014	2019	286	331	–	–
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	167	200	159	195
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	49	60	–	–
Subordinated Callable Notes (ZAR 400m)	2017	2022	32	41	–	–
Subordinated Callable Notes (ZAR 1,500m)	2023	2028	135	156	–	–
Other capital issued by Barclays Spain, Ghana, Kenya, Botswana and Zambia		2011-2016	51	63	29	33
Total dated loan capital			18,129	19,405	15,189	16,565

Notes to the financial statements

For the year ended 31 December 2011 continued

33 Subordinated liabilities continued

Dated loan capital

Dated loan capital is issued by the Bank and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated loan capital are described below:

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

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2011 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of Barclays Botswana and Barclays Zambia, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior notification to the FSA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Spain, Ghana, Kenya, Botswana and Zambia includes amounts of £26m (2010: £26m) issued by Barclays Botswana and Zambia that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

34 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid	Number of shares £m	Ordinary shares £m	Share premium £m	Total £m
As at 1 January 2011	12,182	3,045	9,294	12,339
Issued to staff under share incentive plans	17	5	36	41
As at 31 December 2011	12,199	3,050	9,330	12,380

As at 1 January 2010	11,412	2,853	7,951	10,804
Issued to staff under share incentive plans	12	2	33	35
Issue of new ordinary shares	758	190	1,310	1,500
As at 31 December 2010	12,182	3,045	9,294	12,339

Warrants

On 31 October 2008, Barclays PLC issued warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments. During the year there were no exercised warrants (2010: 758.4 million). The exercised warrants in 2010 resulted in credit to share capital of £190m and to the share premium account of £1,310m. As at 31 December 2011 there were unexercised warrants to subscribe for 379.2 million shares (2010: 379.2 million), which may be exercised at anytime up to close of business on 31 October 2013.

Share repurchase

At the 2011 AGM on 27 April 2011, Barclays PLC was authorised to repurchase 1,218,343,534 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2012. No share repurchases were made during either 2011 or 2010.

35 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation movements in 2011 of £1,607m (2010: £1,184m), including £598m (2010: £442m) associated with non-controlling interests, are largely due to the depreciation of the Rand, Euro and Indian Rupee against Sterling.

The impact of the currency translation reserve recognised in the income statement during the year was nil (2010: £279m), as the £23m loss from the disposal of Barclays Bank Russia was offset by other movements.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition. The reserve increased £1,380m (2010: decreased £1,245m), largely driven by £2,748m gains from changes in fair value, offset by £1,557m of net gains transferred to the income statement after recognition of impairment on the Group’s investment in BlackRock, Inc.

Cash flow hedge reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss. Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes, partially offset by related gains transferred to net profit.

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

The treasury shares primarily relate to Barclays PLC shares held by employee benefit trusts in relation to the Group’s various share schemes. These schemes are described in Note 38.

36 Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	2011 £m	2010 £m	2011 £m	2010 £m
Barclays Bank PLC issued:
– Preference shares	465	478	5,929	5,933
– Reserve Capital Instruments	46	113	–	1,418
– Upper Tier 2 instruments	3	3	586	586
Absa Group	401	362	2,861	3,208
Other non-controlling interests	29	29	231	259
Total	944	985	9,607	11,404

The decrease in Absa Group equity attributable to non-controlling interest to £2,861m (2010: £3,208m) is principally due to £583m depreciation of African currencies against Sterling and £162m of dividends paid, offset by retained profits of £401m.

The reduction in Reserve Capital Instruments as at 31 December 2011 to nil (2010: £1,418m) is due to the buy back, at the Group’s option, of instruments with a nominal value of US$1.25bn and US$0.75bn during June and December 2011 respectively.

Notes to the financial statements

For the year ended 31 December 2011 continued

36 Non-controlling interests continued

Details of the Preference shares, Reserve Capital Instruments and Upper Tier 2 instruments are shown below:

	2011 £m	2010 £m
Preference shares:
6.00% non cumulative callable preference shares	746	746
6.278% non cumulative callable preference shares	550	550
4.875% non cumulative callable preference shares	689	689
4.75% non cumulative callable preference shares	1,011	1,013
6.625% non cumulative callable preference shares	407	407
7.1% non cumulative callable preference shares	660	660
7.75% non cumulative callable preference shares	553	552
8.125% non cumulative callable preference shares	1,313	1,316
Total Barclays Bank PLC preference shares	5,929	5,933
Absa Group preference shares	371	452
Total preference shares	6,300	6,385

Reserve Capital Instruments:
8.55% Step-up Callable Perpetual Reserve Capital Instruments	–	887
7.375% Step-up Callable Perpetual Reserve Capital Instruments	–	531
Total Reserve Capital Instruments	–	1,418

Upper Tier 2 instruments:
Undated Floating Rate Primary Capital Notes Series 1	274	274
Undated Floating Rate Primary Capital Notes Series 2	312	312
Total Upper Tier 2 instruments	586	586

Employee benefits

Employee benefits outlines the costs and commitments associated with employing our staff.

37 Staff costs

Accounting for staff costs

The Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, accrued performance costs, social security and the Bonus Payroll Tax are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. The table on page 37 details the relevant award dates, payment dates and the period in which the income statement charge arises for bonuses. No expense has been recognised in 2011 for the deferred bonuses granted in March 2012, as they are dependent upon future performance rather than performance during 2011.

The accounting policies for share based payments and pensions and other post retirement benefits are under Note 38 and Note 39 respectively.

Staff costs	2011 £m	2010 £m	2009 £m
Performance costs	2,527	3,350	3,055
Salaries	6,277	6,151	4,893
Other share based payments	167	168	133
Social security costs	716	719	606
Post-retirement benefits	727	528	207
Total compensation costs	10,414	10,916	8,894

Bank payroll tax	76	96	225
Other	917	904	829
Non compensation costs	993	1,000	1,054

Staff costs	11,407	11,916	9,948

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010. The total bank payroll tax paid was £437m, of which £321m was recognised between 2009 and 2010. For 2011, a charge of £76m has been recognised in relation to prior year deferrals, with the remaining £40m to be recognised over the period 2012 to 2013.

Staff costs above relate to continuing operations only. Staff costs arising on discontinued operations for 2011 and 2010 totalled nil (2009: £735m).

The average total number of persons employed by the Group including both continuing and discontinued operations was 149,700 (2010: 151,300).

Notes to the financial statements

For the year ended 31 December 2011 continued

38 Share based payments

Accounting for share based payments

The Group applies IFRS 2 Share Based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services, generally the period in which the award is granted or notified and the vesting date of the shares or options. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share based savings scheme.

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2011 £m	2010 £m	2009 £m
Share Value Plan	634	361	–
Executive Share Award Scheme	101	304	178
Others	137	172	100
Total equity settled	872	837	278
Cash settled	34	23	8
Total continuing operations	906	860	286
Discontinued operations	–	–	12
Total share based payments	906	860	298

The terms of the main current plans are as follows:

Share value plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays shares (awards granted prior to May 2011 were granted as provisional allocations of Barclays shares) which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on vesting of a SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. From 2010, the portion of a business unit LTIP award that was previously granted under ESAS is normally granted under SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

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

Other schemes

In addition to the above schemes, the Group operates a number of other schemes including schemes operated by and settled in the shares of subsidiary undertakings, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are the Performance Share Plan, Incentive Share Plan, Sharesave, Sharepurchase, and the Barclays Long Term Incentive Plan which was introduced and approved at the AGM in April 2011.

38 Share based payments continued

Share option and award plans

The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

	Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year
	2011 £	2010 £	2011 £	2010 £
SVP[a,b]	2.80	3.54	3.08	3.10
ESAS[a,c]	2.84	2.88	2.87	3.39
Others[a]	0.65 - 2.77	1.29 - 3.55	2.18 - 3.03	3.02 - 3.46

SVP and ESAS are nil cost awards and nil cost options respectively on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards/options is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vesting. The calculation of the vesting date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2011 is £nil (2010: £22m, 2009: £10m).

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		ESAS[a,c]		Others[a,d]
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2011	2010	2011	2010	2011	2010	2011	2010
Outstanding at beginning of year/acquisition date	226,842	–	383,483	464,511	175,253	189,871	2.80	3.01
Granted in the year	255,592	241,931	11,267	85,489	111,374	32,763	1.52	2.46
Exercised/released in the year	(77,315)	(4,932)	(117,126)	(139,220)	(18,164)	(11,211)	2.03	2.67
Less: forfeited in the year	(12,481)	(10,157)	(25,596)	(27,297)	(46,480)	(36,170)	2.59	3.42
Less: expired in the year	–	–	–	–	(7,620)	–	3.94	–
Outstanding at end of year	392,638	226,842	252,028	383,483	214,363	175,253	1.93	2.80
Of which exercisable:	–	–	25,025	5,220	20,424	8,383	2.78	4.35

Certain of the Group’s share option plans enable certain directors and employees the option to subscribe for new ordinary shares of Barclays PLC between 2011 and 2019. For accounting for treasury shares see Note 35 Reserves.

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	Nil cost options and therefore there was no weighted average exercise price.
d	The number of awards within others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 15,825,000). The weighted average exercise price relates to Sharesave. The weighted average exercise price for the other schemes was nil.

Notes to the financial statements

For the year ended 31 December 2011 continued

38 Share based payments continued

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2011		2010
	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]	2	392,638	2	226,842
ESAS[a,c]	2	252,028	3	383,483
Others[a]	0 - 4	214,362	0 - 4	175,252

There were no significant modifications to the share based payments arrangements in the years 2011, 2010 and 2009.

As at 31 December 2011, the total liability arising from cash-settled share based payments transactions was £12m (2010: £23m).

Treasury Shares

The Group, through various employee benefit trusts, holds shares in Barclays PLC (‘treasury shares’) to meet its obligations under its share based payment schemes. The total number of Barclays shares held in Group employee benefit trusts at 31 December 2011 was 3.9 million (2010: 259.0 million). The reduction is due to a change in the funding approach by the trustee, whereby holdings of treasury shares have been replaced with instruments that hedge the economic exposure to movements in the Barclays share price. Dividend rights have been waived on nil (2010: nil) of these shares. The total market value of the shares held in trust based on the year end share price of £1.74 (2010: £2.61) was £6.8m (2010: £676m).

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award.
c	Nil cost options.

39 Pensions and post retirement benefits

Accounting for pensions and post retirement benefits

The Group operates a number of pension schemes including defined contribution, defined benefit and post-employment benefit schemes.

Defined contribution schemes – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Group recognises its obligation to members of the scheme at the period end, less the fair value of the scheme assets and unrecognised actuarial gains or losses. Each scheme’s obligations are calculated using the projected unit credit method on the assumptions set out in the note below. Scheme assets are stated at fair value as at the period end.

The Group uses the option within IAS 19 Employee Benefits to defer actuarial gains and losses over the remaining service lives of the employees.

Actuarial gains and losses comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred) and the effects of changes in actuarial assumptions. Cumulative actuarial gains and losses, to the extent that they exceed the greater of: 10% of the fair value of the scheme assets or 10% of the present value of the defined benefit obligation, are deferred and the excess amortised in the income statement over the average service lives of scheme members. Gains and losses on curtailments are recognised when the curtailment occurs, which may be when a demonstrable commitment to a reduction in benefits, or reduction in eligible employees, occurs. The gain or loss comprises any change in the present value of the obligation, the fair value of the assets and any related unrecognised actuarial gain or loss and past service costs.

Where a scheme’s assets and its unrecognised actuarial losses exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions.

Post-employment benefits – the cost of providing health care benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Group, using a methodology similar to that for defined benefit pension schemes.

Future accounting development

From 1 January 2013, in accordance with amendments to IAS 19, the Group balance sheet will fully reflect the pension liability or asset, including any unrecognised actuarial losses or gains. As at 31 December 2011 there were unrecognised actuarial losses of £1.7bn. In addition, the Group will recognise interest charge or income on the net pension liability or asset, rather than the expected return on the schemes’ assets and interest cost on the schemes’ benefit obligation. The Group will no longer recognise the amortisation of unrecognised actuarial gains or losses which in 2011 gave rise to a charge of £0.1bn. Given these amendments the charge for 2011 would have been £0.1bn higher under the amended standard, and a charge of £1.7bn would have been recognised in other comprehensive income.

Pension schemes

The UK Retirement Fund (UKRF) is the Group’s main scheme, representing 92% of the Group’s total retirement benefit obligations. The UKRF comprises ten sections, the most significant of which are:

–	Afterwork: comprising of a voluntary defined contribution element and a contributory cash balance defined benefit. The cash balance element is revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (maximum 5%). An investment related increase of up to 2% a year may also be added at Barclays discretion. Since 1 October 2003 the majority of new employees outside of Barclays Capital have been eligible to join.

–	The Pension Investment Plan (PIP): a defined contribution section providing benefits for Barclays Capital employees from 1 July 2001.

–	The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010 members became eligible to accrue future service benefits in either Afterwork or PIP.

The costs of ill-health retirements and death in service benefits are borne by the UKRF.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company incorporated on 20 December 1990 and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The same principles of pension governance apply to the Group’s other pension schemes, although different legislation covers overseas schemes where, in most cases, the Group has the power to determine the funding rate.

Notes to the financial statements

For the year ended 31 December 2011 continued

39 Pensions and post retirement benefits continued

Amounts recognised

The following tables include: the amounts recognised in the income statement, an analysis of benefit obligations and an analysis of scheme assets for all Group schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge		2011 £m	2010 £m	2009 £m [a]
Current service cost		348	349	291
Interest cost		1,154	1,146	1,001
Expected return on scheme assets		(1,176)	(1,122)	(935)
Recognised actuarial loss		57	75	96
Past service cost		23	(233)	6
Curtailment or settlements		3	16	(473)
Total		409	231	(14)

Balance sheet reconciliation	2011		2010
	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(21,801)	(20,173)	(20,646)	(19,209)
Current service cost	(348)	(300)	(349)	(293)
Interest cost	(1,154)	(1,053)	(1,146)	(1,049)
Past service cost	(23)	–	238	240
Actuarial loss	(569)	(418)	(590)	(522)
Benefits paid	802	684	779	678
Exchange and other movements	99	(3)	(87)	(18)
Benefit obligation at end of the year	(22,994)	(21,263)	(21,801)	(20,173)
Fair value of scheme assets at beginning of the year	18,905	17,621	16,700	15,675
Expected return on scheme assets	1,176	1,094	1,122	1,031
Employer contribution	2,220	2,128	728	666
Actuarial gain	1,419	1,470	1,012	995
Benefits paid	(802)	(684)	(779)	(678)
Exchange and other movements	(170)	(89)	122	(68)
Fair value of scheme assets at the end of the year	22,748	21,540	18,905	17,621
Net (deficit)/asset	(246)	277	(2,896)	(2,552)
Unrecognised actuarial losses	1,728	1,403	2,657	2,501
Net recognised asset/(liability)	1,482	1,680	(239)	(51)
Recognised assets	1,803	1,680	126	–
Recognised liabilities	(321)	–	(365)	(51)
Net recognised asset/(liability)	1,482	1,680	(239)	(51)

As at 31 December 2011, the UKRF’s IAS 19 scheme assets exceeded obligations by £277m (2010: deficit of £2,552m). The most significant drivers for this change were favourable asset performance and deficit contributions paid over the year.

Included within the benefit obligation was £1,560m (2010: £1,470m) relating to overseas pensions and £171m (2010: £158m) relating to other post-retirement benefits. Of the benefit obligations of £22,994m (2010: £21,801m), £334m (2010: £258m) were wholly unfunded.

Note

[a]	Includes £3m relating to discontinued operations.

39 Pensions and post retirement benefits continued

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for UKRF:

UKRF financial assumptions	2011 % p.a.	2010 % p.a.
Discount rate	4.74	5.31
Rate of increase in salaries	3.54	4.00
Inflation rate	3.04	3.50
Rate of increase for pensions in payment	2.94	3.35
Rate of increase for pensions in deferment	2.94	3.50
Afterwork revaluation rate[a]	3.47	3.97
Expected return on scheme assets	5.00	6.30

The UKRF discount rate assumption is based on a liability-weighted rate derived from an AA corporate bond yield curve and the inflation assumption reflects long-term expectations of RPI.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2011 of Barclays own post-retirement mortality experience which was carried out at the time of the latest triennial funding valuation, and taking account of the recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the medium cohort projections published by the Continuous Mortality Investigation Bureau subject to a floor of 1% p.a. on future improvements. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the last five years:

Assumed life expectancy	2011	2010	2009	2008	2007
Life expectancy at 60 for current pensioners (years)
– Males	27.7	27.6	27.5	27.4	26.7
– Females	28.8	28.7	28.7	28.5	27.9
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.1	29.7	29.6	29.5	28.0
– Females	30.4	30.7	30.6	30.5	29.1

Sensitivity analysis on actuarial assumptions

The following table shows a sensitivity analysis of the most material assumptions on the UKRF benefit obligation:

Change in key assumptions	Impact on UKRF benefit obligation
	(Decrease)/ Increase %	(Decrease)/ Increase £bn
0.5% increase in:
– Discount rate	(8.7)	(1.8)
– Rate of inflation	9.1	1.9
1 year increase to life expectancy at 60	2.5	0.5

Note

[a]	This is the assumption applied to the Afterwork cash balance element.

Notes to the financial statements

For the year ended 31 December 2011 continued

39 Pensions and post retirement benefits continued

Assets

A long term strategy has been set for the asset allocation of the UKRF which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long term returns and some asset classes may be more volatile than others. The long term strategy ensures that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long term strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis.

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return were as follows:

Analysis of scheme assets		Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Expected rate of return %	Value £m	% of total fair value of scheme assets %	Expected rate of return %
As at 31 December 2011
Equities	4,979	21.9	7.8	4,452	20.7	7.7
Bonds	11,246	49.4	3.8	10,872	50.5	3.7
Property	1,389	6.1	6.2	1,356	6.3	6.1
Derivatives	1,296	5.7	–	1,296	6.0	–
Cash	3,253	14.3	0.6	3,167	14.7	0.5
Other	585	2.6	4.4	397	1.8	2.5
Fair value of scheme assets	22,748	100	5.1	21,540	100	5.0

As at 31 December 2010
Equities	5,865	31.0	8.3	5,349	30.4	8.4
Bonds	9,641	51.0	4.7	9,164	52.0	4.6
Property	1,297	6.9	6.9	1,277	7.2	6.8
Derivatives	410	2.2	–	410	2.3	–
Cash	1,215	6.4	1.2	1,057	6.0	0.5
Other	477	2.5	5.6	364	2.1	4.3
Fair value of scheme assets	18,905	100	6.3	17,621	100	6.3

Included within fair value of scheme assets were: £15m (2010: £14m) relating to shares in Barclays Group, £12m (2010: £13m) relating to bonds issued by the Barclays Group, and £12m (2010: £10m) relating to property occupied by Group companies. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by the Barclays Group. The UKRF scheme assets also includes £50m (2010: £58m) relating to UK private equity investments and £1,342m (2010: £1,128m) relating to overseas private equity investments. These are disclosed above within Equities.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums. The Group actual return on scheme assets was an increase of £2,595m (2010: £2,134m increase).

The overall expected return on assets assumption has recognised that some of the cash holding at 31 December 2011 was due to be reinvested shortly after year end in line with the long term strategy. The overall expected return on asset assumption has also been based on the portfolio of assets created after allowing for the net impact of the derivatives on the risk and return profile of the holdings.

39 Pensions and post retirement benefits continued

Actuarial gains and losses

The actuarial gains and losses arising on scheme obligations and scheme assets are as follows:

Total actuarial gains and losses	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Present value of obligations	(22,994)	(21,801)	(20,646)	(15,783)	(17,634)
Fair value of scheme assets	22,748	18,905	16,700	14,496	18,027
Net (deficit)/surplus in the schemes	(246)	(2,896)	(3,946)	(1,287)	393
Experience (losses) and gains on scheme liabilities
– amount	(57)	(216)	62	(177)	(376)
– as percentage of scheme liabilities	–	(1% )	–	(1% )	(2% )
Difference between actual and expected return on scheme assets
– amount	1,419	1,012	1,416	(4,655)	(343)
– as percentage of scheme assets	6%	5%	8%	(32% )	(2% )

Actuarial gains and losses relating to UKRF	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Present value of obligations	(21,263)	(20,173)	(19,209)	(14,395)	(16,563)
Fair value of scheme assets	21,540	17,621	15,675	13,537	17,231
Net surplus/(deficit) in the scheme	277	(2,552)	(3,534)	(858)	668
Experience (losses) and gains on scheme liabilities
– amount	(34)	(207)	106	88	–
– as percentage of scheme liabilities	–	(1% )	1%	1%	–
Difference between actual and expected return on scheme assets
– amount	1,470	995	1,424	(4,534)	332
– as percentage of scheme assets	7%	6%	9%	(33% )	2%

Funding

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. In compliance with the Pensions Act 2004, the Bank and Trustee agreed a scheme-specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit in the Fund.

The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn will be paid in 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.65bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. Including deficit contributions, the Group’s estimated contribution to the UKRF in 2012 will be £877m. Excluding the UKRF, the Group is expected to pay contributions of approximately £1m to UK schemes and £94m to overseas schemes in 2012.

The Scheme Actuary prepares an annual update of the funding position as at 30 September. The latest annual update was carried out as at 30 September 2011 and showed a deficit of £6.4bn. This was prior to the payment of £1.8bn in December 2011.

Contributions paid with respect to the UKRF were as follows:

Contributions paid	£m
2011	2,128
2010	666
2009	525

Notes to the financial statements

For the year ended 31 December 2011 continued

Scope of consolidation

This section presents information on the Group’s investments in subsidiaries, joint ventures and associates. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

40 Investment in subsidiaries

Accounting for investment in subsidiaries

In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment, if any. Cost includes directly attributable costs of the investment.

Principal subsidiaries for the Group are set out below. This list has been revised to include those subsidiaries that are significant in the context of the Group’s business, results or financial position.

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held (%)
England	Barclays Bank PLC	Banking, holding company	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	FIRSTPLUS Financial Group PLC	Secured loan provider	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100	*
Japan	Barclays Capital Japan Limited	Securities dealing	100
Kenya	Barclays Bank of Kenya Limited	Banking	68.5	*
South Africa	Absa Group Limited	Banking	55.5	*
Spain	Barclays Bank SA	Banking	100	*
USA	Barclays Capital Inc.	Securities dealing	100
USA	Barclays Bank Delaware	US credit card issuer	100
USA	Barclays Group US Inc.	Holding company	100	*

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked*. Full information of all subsidiaries will be included in the Annual Return to be filed at UK Companies House.

Although the Group’s interest in the equity voting rights in certain entities listed below may exceed 50%, or it may have the power to appoint a majority of their Boards of Directors, they are excluded from consolidation because the Group either does not direct the financial and operating policies of these entities, or another entity has a controlling interest in them. Consequently, these entities are not controlled by Barclays:

Country of registration or incorporation	Company name	Percentage of ordinary share capital held %	Equity shareholders’ funds £m	Retained profit for the year £m
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

41 Acquisition of subsidiaries

In April 2011, Barclays acquired the third party investments in Protium for their carrying value of £163m and restructured the related management arrangements. This resulted in the general partner interest being acquired by Barclays for a nominal consideration and the remaining interest in Protium held by Protium’s investment manager, redeemed for consideration of £50m (in accordance with the performance fees that would have been due under the original agreement, based on investment performance to date). Barclays become the sole owner and controlling party of Protium, which is consolidated by the Group. There was no gain or loss and no goodwill arising as the impairment on the loan was already calculated by reference to Protium’s net asset value of £5,856m.

As part of this transaction, US$750m of proceeds from a partial redemption of the loan to Protium was invested into Helix, an existing fund managed by Protium’s investment manager. This represents a majority interest in the fund, which has also been consolidated by the Group.

The pre-acquisition carrying amounts of the acquired assets and liabilities, stated in accordance with the Group’s accounting policies, were equal to their fair value on acquisition as set out below. There was no gain and no loss arising on the transaction.

Fair values £m
Assets
Trading portfolio assets	4,731
Financial assets designated at fair value	1,004
Derivative financial instruments	5
Loans and advances to banks	472
Reverse repurchase agreements	29
Other assets	46
Total assets	6,287
Liabilities
Deposits from banks	1
Trading portfolio liabilities	93
Financial liabilities designated at fair value	76
Derivative financial instruments	23
Repurchase agreements	24
Other liabilities	51
Total liabilities	268
Net assets acquired (Group share 100%)	6,019
Considerations – cash	163
– loan	5,856
Total consideration	6,019

The Group’s exposure to Protium prior to acquisition represented a loan. Subsequent to acquisition the underlying assets held by Protium were consolidated by the Group and have been integrated into the corresponding business lines.

The contribution of Protium and related underlying assets on the Group’s profit before tax for the year of £55m reflected a £223m impairment release and £36m interest income on the loan prior to acquisition, offset by £204m post acquisition fair value reductions in the underlying assets offsets by gains arising on the unwind of structured assets. Post acquisition losses comprised £27m gain on US sub prime and Alt-A, £249m losses on commercial mortgage backed securities, £92m gains on CDO and other assets, £56m of net interest and other income, £74m of funding charges and £56m of fees to Protium’s investment manager.

The £50m consideration paid by Protium to redeem the remaining interest held by its investment manager represents the settlement of an existing liability. As pre-acquisition impairment was calculated by reference to Protium’s net asset value, this amount was reflected in the impairment charge and did not give rise to a loss on acquisition.

At the acquisition date, the contractual amounts due to maturity on the acquired assets were £28bn. These assets are predominantly held for trading purposes so are not expected to be held to maturity.

Acquisition related costs of £nil have been included in operating expenses. The aggregate net outflow of cash from acquisition during the year was £163m.

During the year, Barclays acquired £2.1bn gross consumer credit card assets from Egg UK, a £130m corporate card portfolio from MBNA Europe Bank Limited and a US$1.4bn Upromise by Sallie Mae credit card portfolio from FIA Card Services, N.A. (part of Bank of America). These acquisitions were asset purchases and therefore, have not been included in the table above. In addition Barclays acquired the Baubecon portfolio of German residential properties following a debt restructuring transaction for £0.8bn. The properties have a current fair value of £1bn and are accounted for as investment properties.

Notes to the financial statements

For the year ended 31 December 2011 continued

42 Investments in associates and joint ventures

Accounting for associates and joint ventures

Barclays applies IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. Associates are entities in which the Group has significant influence, but not control, over its operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint Ventures are entities whose activities are governed by a contractual arrangement between the Group and one or more parties to share equally in decisions regarding operating and financial policies.

The Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition profit (or loss). In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

	2011 £m	2010 £m
Investment in associates	169	261
Investment in joint ventures	258	257
Total	427	518

Summarised financial information for the Group’s associates and joint ventures is set out below. The amounts shown are assets, liabilities and net income of the investees, not just the Group’s share, as at and for the year ended 31 December 2011 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	2011		2010
	Associates £m	Joint ventures £m	Associates £m	Joint ventures £m
Total assets	4,001	3,447	4,819	3,452
Total liabilities	3,603	2,938	4,089	3,024
Profit/(loss) after tax	45	88	(167)	93

The Group’s share of commitments and contingencies of its associates and joint ventures was comprised of insurance guarantees of £nil (2010: £nil) and unutilised credit facilities provided to customers of £1,265m (2010: £1,237m).

43 Securitisations

Accounting for securitisations

The Group uses securitisations as a source of finance and a means of risk transfer. Such transactions generally result in the transfer of contractual cash flows from portfolios of financial assets to holders of issued debt securities.

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

The Group is party to securitisation transactions for funding purposes, involving its residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions. In these transactions, the assets, or interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, or to a trust which then transfers its beneficial interests to a special purpose entity, which then issues floating rate debt securities to third-party investors.

43 Securitisations continued

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset on the balance sheet:

	2011		2010
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers
Residential mortgage loans	7,946	(8,085)	9,709	(10,674)
Credit card receivables	4,059	(3,477)	801	(723)
Wholesale and corporate loans and advances	1,391	(1,428)	2,560	(2,878)
Total	13,396	(12,990)	13,070	(14,275)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	1		5

Balances included within loans and advances to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group. As a result these securitisations represents secured financing, although for regulatory capital purposes they may give rise to a regulatory capital benefit due to risk sharing with investors.

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

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The total amount of the loans was £2,299m (2010: £15,458m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

44 Off-balance sheet arrangements

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

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 30.

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 30.

Leasing

The Group leases various offices, branches, other premises and equipment under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. Information on leasing can be found in Note 27.

SPEs

SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. The Group’s transactions with SPEs take a number of forms, including:

–  the provision of financing to fund asset purchases, or commitments to provide finance for future purchases;

–  derivative transactions to provide investors in the SPE with a specified exposure;

–  the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and

–  direct investment in the notes issued by SPEs.

Notes to the financial statements

For the year ended 31 December 2011 continued

44 Off-balance sheet arrangements continued

A number of the Group’s transactions have recourse only to the assets of unconsolidated SPEs. Typically, the majority of the exposure to these assets is borne by third parties and the Group’s risk is mitigated through over-collateralisation, unwind features and other protective measures.

The business activities within the Group where SPEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management. These activities are described below. In addition, later sections provide quantitative information on the Group’s involvements with CDOs, SIVs, SIV-Lites and conduits.

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

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 43.

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

To the extent that there are guarantees and commitments in relation to SPEs the details are included in Note 30.

Collateralised debt obligations (CDOs)

The Group has structured and underwritten CDOs. At inception, the Group’s exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances on the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2011 has been assessed and is included in the determination of a £6m impairment charge (2010: £137m release) in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31 December 2011.

The Group’s exposure to ABS CDO Super Senior positions before hedging was £1,842m as at 31 December 2011 (2010: £1,992m), equivalent to an aggregate 51.68% (2010: 50.97%) decline in value on average for all investors. This represents the Group’s exposure to High Grade CDOs, stated net of write downs and charges. These facilities are fully drawn and included within loans and advances on the balance sheet.

Collateral

The collateral underlying unconsolidated CDOs comprised 78% (2010: 78%) residential mortgage-backed securities, 2% (2010: 3%) non-residential asset-backed securities and 20% (2010: 19%) in other categories (a proportion of which will be backed by residential mortgage collateral). The remaining Weighted Average Life (WAL) of all collateral is 7.41 years (2010: 6.25 years). The combined Net Asset Value (NAV) for all of the CDOs was £1bn (2010: £1bn).

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities is on average 82% of the capital structure. The initial WAL of the notes in issue averaged 6.7 years (2010: 6.7 years). The full contractual maturity is 38.2 years (2010: 38.2 years)

44 Off-balance sheet arrangements continued

Interests in third party CDOs

The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group’s balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Structured investment vehicles (SIVs)

The Group does not structure or manage SIVs. Group exposure to third party SIVs comprised: £nil (2010: £nil) of senior liquidity facilities and derivative exposures included on the balance sheet at their net fair value of £6m (2010: £46m).

SIV-Lites

The Group has no exposure to a SIV-Lite transaction. The Group is not involved in its ongoing management. Exposures have decreased to £nil (2010: £345m) representing assets designated at fair value.

Commercial paper (CP) and medium-term note conduits

The Group provided £14bn (2010: £17bn) in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet. These consolidated entities in turn provide facilities of £717m (2010: £740m) to third party conduits containing prime UK buy-to-let Residential Mortgage Backed Securities (RMBS) assets. As at 31 December 2011, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by one third party conduit. This facility totalled £259m (2010: £129m), with underlying collateral comprising 100% auto loans. There were no drawings on this facility as at 31 December 2011.

The Group provided backstop facilities to five third party SPEs that fund themselves with medium term notes. These notes are sold to investors as a series of 12 month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £0.9bn (2010: £1.2bn) to SPEs holding prime UK and Australian owner-occupied RMBS assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

45 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2011 £m	2010 £m
Trading portfolio assets	86,677	111,703
Loans and advances	40,613	30,584
Available for sale investments	19,974	22,941
Other	2	45
Assets pledged	147,266	165,273

As at 31 December 2011, Barclays has an additional £16bn loans and advances with its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2011 £m	2010 £m
Fair value of securities accepted as collateral	391,287	422,890
Of which fair value of securities repledged/transferred to others	341,060	347,557

The full disclosure as per IFRS7 has been included in collateral and other credit enhancements (page 53).

Notes to the financial statements

For the year ended 31 December 2011 continued

Other disclosure matters

This section details other disclosure matters, comprising: related party transactions, including any subsidiaries, associates, joint ventures, entities under common directorships and key management personnel.

46 Related party transactions and Directors’ remuneration

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

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds[a] £m
For the year ended and as at 31 December 2011
Income	(40)	20	1	17
Impairment	(2)	(6)	–	–
Total assets	176	1,529	364	–
Total liabilities	36	454	112	182

For the year ended and as at 31 December 2010
Income	19	(15)	10	–
Impairment	(5)	(9)	–	–
Total assets	135	2,113	45	–
Total liabilities	28	477	110	142

For the year ended and as at 31 December 2009
Income	(57)	(55)	(64)	6
Impairment	(2)	(5)	–	–
Total assets	155	2,080	43	–
Total liabilities	4	503	27	171

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2011 or 2010. Derivatives transacted on behalf of the Pensions Funds, Unit Trusts and Investment Funds were £568.9m (2010: £206.8m)a.

Note

a	2009 and 2010 balances have been revised to include cash collateral, deposit balances and derivatives transacted on behalf of the Pension Funds, Unit Trusts and Investment Funds.

46 Related party transactions and Directors’ remuneration continued

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group (listed on page 279), certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December 2011 were as follows:

	2011 £m	2010 £m
Loans outstanding at 1 January	4.4	6.6
Loans issued during the year	0.7	0.5
Loan repayments during the year	(0.7)	(2.1)
Loans outstanding at 31 December	4.4	5.0

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

	2011 £m	2010 £m
Deposits outstanding at 1 January	35.0	30.3
Deposits received during the year	244.1	104.9
Deposits repaid during the year	(240.4)	(99.3)
Deposits outstanding at 31 December	38.7	35.9
Interest expense on deposits	0.1	–

Of the loans outstanding above, £nil (2010: £0.5m) relates to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. Of the deposits outstanding above, £1.1m (2010: £0.2m) related to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. The amounts disclosed as at 1 January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

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

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions and is consistent with the approach adopted for disclosures set out on pages 27 to 38. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2011 £m	2010 £m
Salaries	20.9	28.1
Employer social security costs	9.1	12.4
Post retirement benefits	0.4	1.0
Share-based payment awards	33.7	39.3
Other long-term benefit awards	39.1	41.9
Costs recognised for accounting purposes	103.2	122.7
Employer social security costs	(9.1)	(12.4)
Share-based payments – difference between awards granted and costs recognised	(17.7)	(20.8)
Other long-term benefit – difference between awards granted and costs recognised	(14.2)	(9.3)
Total remuneration awarded	62.2	80.2

Notes to the financial statements

For the year ended 31 December 2011 continued

46 Related party transactions and Directors’ remuneration continued

b) Disclosure required by the Companies Act 2006

The following information is presented in accordance with the Companies Act 2006:

	2011 £m	2010 £m
Aggregate emoluments	15.9	15.8
Amounts paid under long-term incentive schemes	5.8	7.0
	21.7	22.8

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2010: £13,588). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2011, there were no Directors accruing benefits under a defined benefit scheme (2010: one Director).

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at 31 December 2011 amounted 43,978,451 (2010: 29,102,334) ordinary shares of 25p each (0.36% of the ordinary share capital outstanding).

At 31 December 2011 Executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 1,920,575 Barclays PLC ordinary shares (2010: 2,961,264) of 25p each at prices ranging from 152p to 470p under Sharesave and ranging from 317p to 506p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006 as at 31 December there were no advances and credits or guarantees in relation to those who served as Directors of the Company at any time in the financial year (2010: £nil).

246	Addendum

Addendum

Events subsequent to the approval of the 2011 financial statements on 7 March 2012

Barclays has observed an increase in PPI complaint volumes in recent weeks. It is too soon to determine whether this increase may have a material impact. Further information on the assumptions underlying the provision made in respect of PPI claims is provided in Note 29 of the financial statements.

Shareholder information

Graduating from the scheme Graduates of the scheme will have benefited from the opportunity to develop their teamwork, communication and financial skills as well as having gained a recognised qualification. Successful graduates have gone on to work across the cycling industry in a variety of roles, including on the Barclays Cycle Hire scheme in London.	247	Shareholder information
	315	Index
	317	Shareholder enquiries

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

Since December 2009 Barclays has declared and paid dividends on a quarterly basis. A final dividend for the full year ended 31 December 2010 of 3.0p was paid in March 2011 and there were three equal payments in June, September and December 2011 of 1p per ordinary share. A final cash dividend for the full-year ended 31 December 2011 of 3.0p was announced on 10 February 2012 for payment on 16 March 2012.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2011	2010	2009	2008	2007

Interim	3.00	3.00	1.00	11.50	11.50

Final	3.00	2.50	1.50	–	22.50

Total	6.00	5.50	2.50	11.50	34.00

US Dollars per 25p ordinary share
	2011	2010	2009	2008	2007

Interim	0.05	0.05	0.02	0.20	0.23

Final	0.05	0.04	0.02	–	0.45

Total	0.10	0.09	0.04	0.20	0.68

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2011	2010	2009	2008	2007

Interim	0.19	0.18	0.07	0.82	0.93

Final	0.19	0.16	0.09	–	1.78

Total	0.38	0.34	0.16	0.82	2.71

For years prior to 2009, final dividends expressed in Dollars have been translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate). From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. The final dividends for 2010 and 2011 are expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on 4 March 2011 and 2 March 2012 respectively (the latest practicable date for inclusion in this report). No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2011, 12,199,474,154 ordinary shares were in issue.

Ordinary share listings were also obtained on the New York Stock Exchange (NYSE) with effect from 9 September 1986. Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is J P Morgan Chase Bank, N.A. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 723 ADR holders and 1,648 recorded holders of ordinary shares with US addresses at 31 December 2011, whose shareholdings represented approximately 3.3% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Shareholder information continued

Sale prices for ordinary shares
	25p ordinary shares		American Depositary Shares

	High	Low	High	Low
	p	p	US$	US$
2012

By month:

January	222.9	178.1	14.1	11.2

February	250.9	224.1	15.9	14.2

2011

By month:

July	265.6	207.7	17.1	13.5

August	217.0	145.5	14.4	9.6

September	180.4	138.9	11.5	8.6

October	210.0	144.4	13.9	9.3

November	184.6	147.9	12.1	9.2

December	191.7	166.0	12.0	10.2

By Quarter:

First quarter	333.6	272.8	21.6	16.8

Second quarter	308.9	237.3	20.0	15.3

Third quarter	265.6	138.9	17.1	8.6

Fourth quarter	210.0	144.4	13.9	9.2

2010

First quarter	367.6	262	22.2	16.3

Second quarter	383.2	267.4	24.1	15.7

Third quarter	344	255.4	22	15.4

Fourth quarter	308.8	256.2	19.8	15.9

2010	383.2	255.4	24.1	15.4

2009	383.6	51.2	25.4	3.1

2008	506.4	127.7	41.4	7.4

2007	790	474.5	62.5	39.9

2006	737	586	61.5	41.8

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Share- holdings at 31 December 2011[a]	Number of share- holders	Percen- tage of holders	Shares held	Percen- tage of capital

Classification of shareholders

Personal Holders	316,180	95.00	499,537,681	4.10

Banks and Nominees	13,994	4.20	11,145,439,054	91.36

Other Companies	2,661	0.80	554,360,299	4.54

Insurance Companies	10	–	122,842	–

Pension Funds	11	–	14,278	–

Total	332,856	100	12,199,474,154	100

Shareholding range

1 - 100	19,358	5.82	782,934	0.01

101 - 250	77,824	23.38	16,036,221	0.13

251 - 500	88,247	26.51	30,719,205	0.25

501 - 1,000	53,702	16.13	38,796,092	0.32

1,001 - 5,000	68,441	20.56	150,917,774	1.24

5,001 - 10,000	13,432	4.04	95,253,638	0.78

10,001 - 25,000	7,986	2.40	121,024,300	0.99

25,001 - 50,000	1,849	0.55	63,446,428	0.52

50,001 and over	2,017	0.61	11,682,497,562	95.76

Totals	332,856	100	12,199,474,154	100

United States Holdings	1,648	0.50	3,913,419	0.03

Note

a	These figures include Barclays Sharestore members.

Shareholder information continued

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2011 through to February 2012, the highest and lowest closing spot rates as determined by Bloomberg at 5:00 p.m (New York time) (the “Closing Spot Rate”), expressed in US Dollars per Pound Sterling were:

	(US Dollars per Pound Sterling)
	Feb- ruary	January	Decem- ber	Novem- ber	Octo- ber	Sep- tember
	2012		2011
High	1.59	1.58	1.57	1.61	1.61	1.62
Low	1.57	1.53	1.55	1.54	1.54	1.53

For the years 2007 through to 2008 the average of the noon buying rates on the last day of each month is shown in the table below. From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. From 2009 the average Closing Spot Rate on the last day of each month is shown in the table below.

	(US Dollars per Pound Sterling)
	2011	2010	2009	2008	2007
Average	1.61	1.54	1.57	1.84	2

On 2 March 2012, the Closing Spot Rate in Pound Sterling was $1.58.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Shareholder information continued

Articles of Association

The Company was incorporated in England on 20 July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was reregistered as Barclays PLC on 1 January 1985.

Under the Companies Act 2006 (Act) a company’s Memorandum of Association now need only contain the names of the subscribers and the number of shares each subscriber has agreed to take. For companies in existence as of 1 October 2009, all other provisions which were contained in the company’s Memorandum of Association, including the company’s objects, are now deemed to be contained in the company’s articles. The Act also states that a company’s objects are unrestricted unless that company’s articles provide otherwise. Barclays PLC adopted new Articles of Association at its Annual General Meeting (AGM) on 30 April 2010 to reflect these changes and as a result, its objects are now unrestricted.

The Company may, by Special Resolution, amend its Articles of Association. In addition to the changes referred to above, the Articles of Association adopted at the 2010 AGM updated the Articles of Association to reflect the implementation of the remaining provisions of the Companies Act 2006. The following is a summary of the current Articles of Association (Articles):

Directors

(i)	The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.

(ii)	Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii)	No Director may act (either himself/herself or through his/her firm) as an auditor of the Company. A Director may hold any other office of the Company on such terms as the Board shall determine.

(iv)	At each AGM of the Company, one third of the Directors (rounded down) are required to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/ her intention to propose a person for election.

(v)	The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for re-election. He/she is not taken into account in determining the number of Directors retiring by rotation.

(vi)	The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.

(vii)	A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).
(viii)	The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

(ix)	A Director may hold positions with, or be interested in, other companies and, subject to legislation applicable to the Company and the FSA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(a)	to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;

(c)	to obtain insurance for the benefit of Directors;

(d)	involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;

(e)	that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);

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

Shareholder information continued

(xiii)	The Board may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

Classes of Shares

The Company only has Ordinary Shares in issue. The Articles also provide for sterling preference shares of £100 each, dollar preference shares of US$100 each, dollar preference shares of US$0.25 each, euro preference shares of €100 each and yen preference shares of ¥10,000 each (together, the Preference Shares). In accordance with the authority granted at the AGM, Preference Shares may be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. No Preference Shares have been issued to date. The Articles contain provisions to the following effect:

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

If any Preference Dividend on a series of Preference Shares is not paid, or is only paid in part, for the reasons described above, holders of Preference Shares will not have a claim in respect of such non-payment.

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

Shareholder information continued

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

Shareholder information continued

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

Officers of the Group	Date of appointment as officer
Lawrence Dickinson	Company Secretary	2002
Mark Harding	Group General Counsel	2003
Antony Jenkins	Chief Executive of Retail and Business Banking	2009
Thomas L. Kalaris	Chief Executive of Barclays Wealth	2009
Robert Le Blanc	Chief Risk Officer	2004
Jerry del Missier	Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	2009
Maria Ramos	Group Chief Executive, Absa and Chief Executive of Barclays Africa	2009
Rich Ricci	Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking	2009
Sally Bott	Group Human Resources Director	2011
John Worth	Group Financial Controller	2011

Shareholder information continued

Taxation of UK holders

The following is a summary of certain UK tax issues which are Iikely to be material to the holding and disposal of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the “Bank”), or ADSs representing such Ordinary Shares or Preference Shares (together the “Shares”).

It is based on current law and the practice of Her Majesty’s Revenue and Customs (“HMRC”), which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, the summary deals with shareholders who are resident and, in the case of individuals, ordinarily resident and domiciled in the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares. The statements are not addressed to: (i) shareholders who own (or are deemed to own) 10 per cent. or more of the voting power of Barclays PLC or the Bank; (ii) shareholders who hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired their Shares by virtue of an office or employment; and (iv) Shareholders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate Shareholder, through a permanent establishment or otherwise). It does not discuss the tax treatment classes of shareholder subject to special rules such as dealers in securities.

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

UK resident shareholders are not entitled to any repayment of the tax credits. A non-UK resident shareholder will not generally be entitled to any payment from HMRC of a tax credit in respect of a UK dividend paid on the Shares. Some non-UK resident shareholders may be able to recover some of the tax credit under an applicable double tax treaty and should consult their own professional advisers as to whether they are so entitled and as to the process for making such a claim.

(ii) Taxation of shares under the Dividend Reinvestment Plan

Where a shareholder elects to purchase shares using their cash dividend, such shareholders will generally be Iiable for income tax or corporation tax (as the case may be) on dividends reinvested in the Dividend Reinvestment Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their tax return in the normal way.

(iii) Taxation of Distributions Representing Repayment of Capital

The statements under the heading “Taxation of Dividends” reflect Barclays PLC and Bank’s understanding of the correct interpretation of current UK tax law. However, there is currently some uncertainty as to whether certain distributions (for example, any distributions paid out of a reserve created following a reduction in capital) will be regarded by HMRC as income or a repayment of capital on the shares. If any dividend paid by Barclays PLC or Bank (as the case may be) were to be regarded as a repayment of capital, a UK resident shareholder would be within the charge to tax on chargeable gains in respect of such dividend. In the light of this uncertainty, UK resident shareholders are advised to consult their own professional advisers in relation to the UK tax implications of distributions from Barclays PLC or Bank.

(iv) Taxation of capital gains

Where shares are disposed of, a liability to tax on capital/chargeable gains may arise, depending on the shareholder’s circumstances. Where shares are sold, a liability to tax may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs and in certain investments indexation relief. To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Shareholders within the charge to UK corporation tax may be eligible for indexation allowance.

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

(v) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section “Taxation of US holders – Stamp Duty”). The transfer on sale of Ordinary Shares and Preference Shares will generally be liable to stamp duty at 0.5%

Shareholder information continued

of the consideration paid for that transfer. An unconditional agreement to transfer Ordinary Shares and Preference Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally, with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement Is completed by a duty stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

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

(vi) Inheritance tax

An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders

The following is a summary of the principal US tax consequences for US holders of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the “Bank”), or ADSs representing such Ordinary Shares or Preference Shares, and who are citizens or residents of the US, or otherwise who are subject to US federal income tax on a net income basis in respect of such securities, that own the shares of ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organizations, (iv) life insurance companies, (v) holders liable for alternative minimum tax, (vi) holders that actually or constructively own 10% or more of Barclays voting stock, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (viii) US holders (as defined below) whose functional currency is not the US dollar, or (ix) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

Shareholder information continued

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

(iv) Taxation of passive foreign investment companies (PFICs)

Barclays PLC and Barclays Bank PLC believe that their respective shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC or Barclays Bank PLC were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark to market basis with respect to the shares or ADSs, gain realised on the sale or other disposition of their shares or ADSs would in general not be treated as capital gain. Instead, for a US holder, such gain and certain ‘excess distributions’ would be treated as having been realised rateably over the holding period for the shares or ADSs and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC or Barclays Bank PLC was a PFIC at any time during such holder’s holding period in their shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC or Barclays Bank PLC are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

(v) Certain Reporting Requirements

US Holders should consult their tax advisers regarding any tax reporting or filing requirements that may apply to receiving payments on or with respect to, acquiring, owning, or disposing of the shares or ADSs. Failure to comply with certain reporting obligations could result in the imposition of substantial penalties.

(vi) Stamp duty

No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK.

(vii) Estate and gift tax

Under the Estate and Gift Tax Convention between the United Kingdom and the United States, a US holder generally is not subject to UK inheritance tax.

FATCA

In certain circumstances shares or ADSs may be subject to U.S. withholding tax starting in 2017

The United States has passed legislation (commonly referred to as “FATCA”) which generally will impose new information reporting and other requirements with respect to certain holders of “financial accounts,” as such term is defined in the FATCA rules. Under FATCA, non-US financial institutions generally will be required to enter into agreements with the US Internal Revenue Service (“IRS”) to identify financial accounts held by US persons or entities with substantial US ownership, as well as accounts of other “financial institutions” that are not themselves participating in (or otherwise exempt from) the FATCA reporting regime. For these purposes, the term “financial institution” includes, among others, banks, insurance companies and funds that are engaged primarily in the business of investing, reinvesting or trading in securities, commodities or partnership interests.

If a participating non-US financial institution makes a covered payment to an accountholder that has not provided information requested to enable the institution to comply with its FATCA reporting obligations, or if the recipient of the payment is a non-participating non-US financial institution (that is not otherwise exempt), the payor will be required to withhold 30% on all or a portion of the payment. The withholding tax on payments to a non-participating non-US financial institution generally will apply whether the financial institution is receiving payments for its own account or on behalf of another person. Guidance issued by the IRS indicates an intention to promulgate regulations that, beginning in 2017, would treat, for example, a portion of payments of dividends or disposition proceeds on equity issued by a participating non-US financial institution as being subject to this withholding tax based on the percentage of the financial institution’s total assets that are US assets.

If Barclays PLC or Barclays Bank PLC were to enter into a reporting agreement with the IRS under the FATCA rules, an investor in shares or ADSs that is not a financial institution may be required to provide information including, where applicable, a waiver of any local legal banking confidentiality restrictions to establish whether it is a non-US person, US person or is substantially owned by US persons in order to establish an exemption from this withholding tax. An investor in shares or ADSs that is a financial institution may be required to establish whether it is a US financial institution or a participating non-US financial institution in order to establish such an exemption.

An investor may be able to obtain a credit for or refund of any amounts withheld under these rules, provided the required information is furnished to the IRS on a timely basis. An investor that is a non-US financial institution generally will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such institution to a reduced rate of tax on the payment that was subject to withholding under these rules. Investors generally will not be entitled to interest from the IRS for the period prior to the refund. It is not entirely clear how income tax treaty exemptions apply to withholding on payments of gross proceeds recognized on the sale or other disposition of shares or ADSs.

Financial institutions in jurisdictions that have enacted legislation to collect and share information regarding accountholders of financial institutions with the United States will generally be able to receive payments free of withholding under FATCA. The UK, the US, France, Germany, Italy and Spain have announced their intention to enter into intergovernmental, reciprocal information gathering and sharing agreements of this kind. It is not yet clear whether legislation implementing these agreements will be enacted in any jurisdiction nor is it entirely clear how any such legislation will impact the treatment of shares or ADSs under FATCA. In the event that such legislation is not enacted, FATCA withholding may also apply in these jurisdictions

Further guidance is anticipated prior to the effective date of these rules, which may significantly modify these rules as they apply to us and to investors. Investors should consult their own advisors about the application of FATCA to the shares or ADSs, in particular if they may be classified as financial institutions under these rules.

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

Shareholder information continued

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to reimburse certain Barclays expenses related to the Barclays ADS program and incurred by Barclays in connection with the program. In the year ended 31 December 2011, the ADR depositary reimbursed to Barclays, or paid amounts on its behalf to third parties, a total sum of $1,031,141. The table below sets out the expenses that the ADR depositary reimbursed and the amounts reimbursed in the year ended 31 December 2011, which include certain expenses paid by the ADR depositary to third parties on behalf of Barclays:

Category of expense reimbursed to Barclays	Amount reimbursed for the year ended 31 December 2011 (000s)
Audit fees related to Form 20-F and sec. 404 of Sarbanes-Oxley Act	$820
Distribution of voting documentation – AGM	$124
NYSE listing fees	$87
Total	$1,031

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

Additional information

External auditor objectivity and independence: Non-Audit Services

Our policy on the provision of services by the Group’s statutory Auditor sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Group.

The Board Audit Committee oversees compliance with the Policy and considers and, if appropriate, approves requests to use the Auditor for non-audit work. Allowable services are pre approved up to £100,000 or £25,000 in the case of certain taxation services. The Company Secretary and his team deal with day to day administration of the policy, facilitating requests for approval.

Details of the services that are prohibited and allowed are set out below:

Services that are prohibited include:

–	bookkeeping;

–	design and implementation of financial information systems;

–	appraisal or valuation services;

–	actuarial services;

–	internal audit outsourcing;

–	management and Human Resources functions;

–	broker or dealer, investment advisor or investment banking services; and

–	legal, expert and tax services involving advocacy.

Allowable services that the Board Audit Committee considers for approval include:

–	statutory and regulatory audit services and regulatory non-audit services;

–	other attest and assurance services;

–	accountancy advice and training;

–	risk management and controls advice;

–	transaction support;

–	taxation services;

–	business support and recoveries; and

–	translation services.

NYSE Corporate Governance Statement

As our main listing is on the London Stock Exchange, we follow the UK Corporate Governance Code (the Code). However, as Barclays also has American Depositary Receipts listed on the New York Stock Exchange (NYSE), we are also subject to the NYSE’s Corporate Governance Rules (NYSE Rules). We are exempt from most of the NYSE Rules, which US domestic companies must follow, because we are a non-US company listed on the NYSE. However, we are required to provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules and must also disclose any significant differences between our corporate governance practices and those followed by domestic US companies listed on the NYSE. Key differences between the Code and NYSE Rules are set out here:

Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board Remuneration (rather than Compensation) Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable. We also have a Board Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Corporate Governance and Nominations Committee has developed corporate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Additional information continued

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

Additional information continued

Share Capital

Substantial shareholders

As at 2 March 2012 the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2011

Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital	Number of warrants	% of total voting rights attached to issued share capital [a]
BlackRock, Inc[b]	805,969,166	7.06	–	–

Qatar Holding LLC[c]	827,411,735	6.79	379,218,809	1.62

Nexus Capital Investing Ltd[d]	852,730,529	6.99	–	–

Legal & General Group Plc	480,805,132	3.99	–	–

As at 4 March 2011, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2010

Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital	Number of warrants	% of total voting rights attached to issued share capital[a]
BlackRock, Inc[b]	805,969,166	7.06	-	-

Qatar Holding LLC	813,964,552	6.76	379,218,809	3.15

Nexus Capital Investing Ltd	758,437,618	6.30	-	-

Legal & General Group Plc	480,805,132	3.99	-	-

As at 5 March 2010, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2009

Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital	Number of warrants	% of total voting rights attached to issued share capital[a]
BlackRock, Inc[b]	805,969,166	7.06	–	–

Qatar Holding LLC	813,964,552	6.76	379,218,809	3.15

Nexus Capital Investing Ltd	626,835,443	5.49	131,602,175	1.15

Legal & General Group Plc	483,625,057	4.01	–	–

Appleby Trust (Jersey) Limited [e]	353,373,992	3.10	–	–

Notes

a	The percentages of voting rights detailed above have been calculated without including the new shares to be issued when the warrants are exercised. This results in the percentage figures being artificially high.
b	The number of Barclays shares includes 8,003,236 contracts for difference to which voting rights are attached.
c	Total shown includes 13,447,183 options on ordinary shares.
d	Total shown includes 94,292,911 cash-settled options referencing ordinary shares.
e	The number of Barclays shares includes 192,860,970 Total Return Swap shares to which voting rights are attached

Additional information continued

Disclosure controls and procedures

The Chief Executive, Bob Diamond, and the Group Finance Director, Chris Lucas, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2011, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

Group Executive Committee

Bob Diamond, Chief Executive, Executive Director

See page 21 for full biography.

Chris Lucas, Group Finance Director, Executive Director

See page 22 for full biography.

Robert Le Blanc, Chief Risk Officer

Robert joined Barclays in 2002 as Head of Risk Management at Barclays Capital, and has been the Chief Risk Officer for Barclays Group since 2004. Prior to joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit areas in New York and London. Robert is a non-executive Director of Absa, which is majority owned by Barclays.

Mark Harding, Group General Counsel

Mark joined Barclays as Group General Counsel in 2003. Included within his area of responsibility are legal and regulatory compliance issues throughout the bank. Previously, Mark was a partner in the international law firm, Clifford Chance, where his practice spanned bank finance, capital markets and financial services regulation. He also spent four years at UBS as General Counsel of its investment bank. Mark chairs the Group Governance and Control Committee. Mark is past Chairman of the General Counsel 100 Group and of the Board of the International Swaps and Derivatives Association (ISDA), and is a Governor of the College of Law.

Antony Jenkins, Chief Executive of Retail and Business Banking

Antony was appointed Chief Executive of Retail and Business Banking and joined the Barclays Executive Committee in November 2009. Prior to that he had been Chief Executive of Barclaycard since January 2006. Antony is a non-executive Director of Absa, which is majority owned by Barclays, and served as a non-executive Director on the Boards of Visa Europe Ltd and Mobility Operations Group plc until 2011.

Thomas L Kalaris, Chief Executive of Barclays Wealth

Tom joined Barclays in September 1996, and joined the Barclays Executive Committee in November 2009. During an 18 year career at JP Morgan, Tom held a number of roles, including Head of Fixed Income Sales, Trading and Research, and was responsible for all activities with investors in the United States. He has served on the US Treasury Borrowing Advisory Committee and is a former Chair of the US Bond Market Association, a predecessor organization to SIFMA (Securities Industry and Financial Markets Association).

Jerry del Missier, Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking

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

Maria Ramos, Group Chief Executive, Absa, and Chief Executive of Barclays Africa

Maria Ramos is the Group Chief Executive of Absa Group Ltd, which is majority owned by Barclays. Prior to joining Absa in 1 March 2009, she was the Group Chief Executive of Transnet Limited, the state-owned South African freight transport and logistics service provider. This was after a successful term as Director-General of the National Treasury (formerly the Department of Finance). She currently serves on the executive committees of the International Business Council, Business Leadership South Africa, and the Banking Association of South Africa.

Rich Ricci, Co-Chief Executive of Barclays Capital and Co-Chief Executive of Corporate and Investment Banking

Rich joined Barclays Capital in 1994 and subsequently assumed responsibility for several of its support areas. In December 2002 he became COO of Barclays Global Investors (BGI) and a member of the BGI Executive Committee. Rich was appointed COO of Barclays Investment Banking and Investment Management businesses in January 2005, comprising Barclays Capital, Barclays Wealth and BGI. Prior to joining Barclays Capital, Rich held senior front-office, finance and technology positions at the Bank of Boston and the Bank of New England.

Sally Bott, Barclays Human Resources Director

Sally was appointed as Group Human Resources Director in April 2011. Sally is an experienced HR professional with more than 25 years of HR experience. She worked for Citibank for 23 years and BZW for two years. Sally was also Group Human Resources Director of Barclays PLC in London for five years and worked at the Marsh & McLennan companies for five years where she served as Managing Director and Head of Global HR for Marsh Inc. Her most recent position prior to joining Barclays was at BP where she worked for six years as the Group HR Director. Sally is on the board of the Carter Burden Center for the Aging in New York City.

Additional information

Risk factors

Risk Factors

The following information describes risk factors which the Group believes could cause its future results, financial condition and prospects to differ materially from expectations. However, other factors of which the Group is not currently aware or which are not currently viewed as significant risks could ultimately also adversely affect the Group’s results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and the general economy

Barclays offers a very broad range of services to personal and institutional customers, including governments. The Group has significant activities in a large number of countries. Consequently, there are many ways in which changes in business conditions and the economy in a single country or region or globally can adversely impact profitability, whether at the level of the Group, the individual business units or specific countries of operation.

During 2011, the economic environment in Barclays main markets was marked by generally weaker than expected growth and the ongoing sovereign debt crisis in the Eurozone. In the UK, the economy recovered slightly during 2011 although GDP declined slightly in the fourth quarter leading to uncertainty in the near term. The potential for persistent unemployment, higher interest rates and rising inflation may increase the pressure on disposable incomes, affecting an individual’s debt service ability with the potential to impact adversely performance in the Group’s retail sector. US economic conditions were better than the UK in 2011. However, unemployment is still high, which increases uncertainty in the near term. Credit conditions in Europe remain weak and a depressed housing sector and high unemployment may, in the near term, adversely affect the Group’s business operations in this region. The global wholesale environment has been affected by the sovereign debt crisis and business confidence has generally declined. Performance in the near term, therefore, remains uncertain.

The business conditions facing the Group in 2012 globally and in many markets in which the Group operates are subject to significant uncertainties which may in some cases lead to material adverse impacts on the Group’s operations, financial condition and prospects, including (for example) higher levels of impairment, lower revenues or higher costs, most notably:

–	impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability;

–	extent and sustainability of economic recovery, including impact of austerity measures on a number of the European economies;

–	increase in unemployment due to weaker economies in a number of countries in which the Group operates, fiscal tightening and other austerity measures;

–	impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability;

–	possibility of further falls in residential property prices in the UK, South Africa and Western Europe;

–	potential liquidity shortages increasing counterparty risks;

–	potential for large single name losses and deterioration in specific sectors and geographies;

–	possible deterioration in remaining credit market exposures;

–	potential exit of one or more countries from the Euro as a result of the sovereign debt crisis;

–	reduced client activity leading to lower revenues;

–	decreases in market liquidity due to economic uncertainty;

–	impact on income from uncertain interest and exchange rate environment;

–	asset returns underperforming pension liabilities;

–	impact of Basel 3 as regulatory rules are finalised;

–	impacts on capital ratios from weak profit performance;

–	availability and volatility in cost of funding due to economic uncertainty;

–	reduction in available depositor and wholesale funding;

–	implementation of strategic change and integration programmes across the Group;

–	continued regulatory and political focus, driven by the global economic climate;

–	impact of new, wide ranging, legislation in various countries coupled with changing regulatory landscape;

–	increasingly litigious environment; and

–	the crisis management agenda and breadth of regulatory change required in global financial institutions.

Independent Commission on Banking

The ICB was charged by the UK Government with reviewing the UK banking system and its findings were published on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called “ring-fencing”); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals. The UK Government published its response to the ICB recommendations in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019. Changes to the structure of UK banks and an increase in the amount of loss-absorbing capital issued by UK banks may have a material adverse impact on Barclays and the Group’s results and financial condition. It is also not possible to predict the detail of the implementation legislation or the ultimate consequences for the Group.

Additional information

Risk factors continued

Credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans. However, credit risk may also arise where the downgrading of an entity’s credit rating causes a fall in the value of the Group’s investment in that entity’s financial instruments. Specific issues and scenarios where credit risk could lead to higher impairment charges in 2012 and subsequent years include:

Sovereign risk and the Eurozone crisis

Credit conditions will deteriorate in a recessionary environment, such as that recently seen in the UK, US, the Eurozone and other economies. Deteriorating credit conditions will impact exposures to retail and wholesale counterparties, including a country’s government or its agencies (via sovereign risk) thus impairing or reducing the value of Barclays credit assets. Fiscal deficits continue to remain high, leading to high levels of public debt in some countries at a time of modest GDP growth. This has led to a loss of market confidence in certain countries to which the Group is exposed causing deteriorating sovereign credit quality (particularly in relation to debt servicing and refinancing) which, if it were to continue, may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

In particular, concerns about the Eurozone crisis remain very high. The large sovereign debts and/or fiscal deficits of a number of European countries have raised concerns regarding the financial condition of financial institutions, insurers and other corporates (i) located in these countries; (ii) that have direct or indirect exposure to these countries (both to sovereign debt and private sector debt); and/or (iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries. The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates and the businesses and economic condition and prospects of the Group’s counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict.

The impact of these conditions could adversely affect Barclays and the solvency of its counterparties, custodians, customers and service providers; its credit rating; its share price; the value and liquidity of its assets and liabilities; and the ability of the Group to meet its debt obligations more generally.

Investors should ensure that they have sufficient knowledge and awareness of the Eurozone crisis, global financial crisis and the economic situation and outlook to enable them to make their own evaluation of the risks and merits of an investment in the securities issued by Barclays. In particular, investors should take into account the considerable uncertainty as to how the Eurozone crisis, the global financial crisis and the wider economic situation will develop over time.

Economic weakness

In a recessionary environment, such as that seen in past years in the UK, the US and other economies, credit risk increases. In particular, the implementation of austerity measures to tackle high levels of public debt has negatively impacted economic growth and led to rising unemployment in some European countries and the monetary, interest rate and other policies of central banks and regulatory authorities may also have a significant adverse effect on a number of countries in which the Group operates. The threat of weaker economies in a number of countries in which the Group operates could lead to even higher levels of unemployment, rising inflation, potentially higher interest rates and falling property prices. For example, the Spanish and Portuguese housing sectors continues to be depressed, impacting the Group’s wholesale and retail credit risk exposures and the Group has experienced elevated impairment across its operations in these countries. Poor economic performance in one or more of the countries in which the Group operates may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

In addition, if funding capacity in either the wholesale markets or central bank operations were to change significantly, liquidity shortages could result which may lead to increased counterparty risk with other financial institutions. This could also have an impact on refinancing risks in the corporate and retail sectors. This could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Credit market exposures

Barclays holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate and leveraged finance loans. Although the Group continues to actively manage down these exposures, there is no guarantee that this will be successful. Failure to manage down these exposures effectively could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Market risk

Market risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels. The Group can be impacted by changes in both the level and volatility of prices (for example, interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates). Specific issues and scenarios where market risk could lead to lower revenues in 2012 and subsequent years include:

Reduced client activity and decreased market liquidity

The impact of ongoing economic uncertainty on client volumes, reduced market liquidity and higher volatility could lead to lower revenues and could result in a material adverse effect on the Group’s results of operations, financial condition and prospects.

Non-traded interest rate risk

Additional information

Risk factors continued

Interest rate volatility can impact Barclays net interest margin. The potential for future volatility and margin changes remains and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Such changes may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Pension fund risk

Adverse movements between pension assets and liabilities for defined benefit could contribute to a pension deficit.

Funding risk

Funding risk is the risk that Barclays is unable to achieve its business plans due to liquidity risk, capital risk or the management of structural balance sheet risks.

Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities and investments. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, collateral posting requirements or loan draw-downs. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events which can result in (i) an inability to support normal business activity; or (ii) a failure to meet liquidity regulatory requirements.

During periods of market dislocation, the Group’s ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding will affect the earnings of the Group.

In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group’s ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.

In addition, the introduction of capital controls or new currencies by countries to mitigate current stresses could have a consequential effect on performance of the balance sheets of certain Group companies based on the asset quality, types of collateral and mix of liabilities.

Capital risk

Capital risk is the risk that the Group is unable to maintain appropriate capital ratios which could lead to (i) an inability to support business activity; (ii) a failure to meet regulatory requirements; or (iii) changes to credit ratings.

Regulators assess the Group’s capital position and target levels of capital resources on an ongoing basis and there have been a number of recent developments in regulatory capital requirements, including increases, which are likely to have a significant impact on the Group (such as Basel 3 and its proposed implementation in the EU under the Capital Requirements Regulation and CRD 4). Increased capital requirements and changes to what is defined to constitute capital may constrain the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. During periods of market dislocation, increasing the Group’s capital resources in order to meet targets may prove more difficult or costly.

Structural balance sheet risk

Structural balance sheet risk relates to the management of non-contractual risks and predominantly arises from the impact on Barclays balance sheet of changes in primarily interest rates on income or foreign exchange rates on capital ratios. It is difficult to predict with any accuracy changes in interest rates or foreign exchange rates and such changes may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Operational risk

Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group’s business activities and are typical of any large enterprise. Major sources of operational risk include:

–	inadequate selection and ongoing management of external suppliers;

–	a reporting mis-statement or omission within external financial or regulatory reporting;

–	dishonest behaviour with the intent to make a gain or cause a loss to others;

–	inadequate protection of information in accordance with its value and sensitivity;

–	inadequate design, assessment and testing of products and services;

–	failure in operation of payments processes;

–	insufficient people or capabilities and/or inappropriate behaviours and/or unsafe working environments;

–	unavailability of premises to meet business requirements or inadequate protection of physical assets, employees and customers against criminal, terrorist and adverse political activities;

–	failure to develop and deploy secure, stable and reliable technology solutions; and

–	failure in the management of critical transaction processes.

These risks can result in financial and non-financial impacts, legal or regulatory breaches and reputational damage.

In addition, other major areas of operational risk include (i) regulatory risk; (ii) legal and litigation risk; (iii) cybersecurity risk; and (iii) taxation risk.

Regulatory risk

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

Additional information

Risk factors continued

The Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, EU, US and elsewhere, which are all subject to change. The regulatory response to the financial crisis has led and will continue to lead to very substantial regulatory changes in the UK, EU and US and in other countries in which the Group operates. It has also (amongst other things) led to (i) a more assertive approach being demonstrated by the authorities in many jurisdictions; and (ii) enhanced capital and liquidity requirements (for example pursuant to CRD 4). Any future regulatory changes may restrict the Group’s operations, mandate certain lending activity and impose other, significant compliance costs.

Areas where changes could have significant adverse impacts include:

–	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;

–	general changes in regulatory requirements, for example, prudential rules relating to the capital adequacy framework and rules designed to promote financial stability and increase depositor protection;

–	changes in competition and pricing environments;

–	further developments in the financial reporting environment;

–	differentiation amongst financial institutions by governments with respect to the extension of guarantees to customer deposits and the terms attaching to those guarantees;

–	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes; and

–	the US Dodd-Frank Wall Street Reform and Consumer Protection Act, which contains far reaching regulatory reform (including restrictions on proprietary trading and fund-related activities (the so-called “Volcker rule”)). The full impact on the Group’s businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

For further information on the impact of regulatory developments on Barclays, please see “Supervision & Regulation” on pages 127 - 131.

Legal and litigation risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways:

–	business may not be conducted in accordance with applicable laws around the world;

–	contractual obligations may either not be enforceable as intended or may be enforced in an adverse way;

–	intellectual property (such as trade names of the Group) may not be adequately protected; and

–	liability for damages may be incurred to third parties harmed by the conduct of the Group’s business.

The Group also faces risk where legal proceedings are brought against it. The Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in various jurisdictions, including in the US. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in significant financial loss. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as applicable international sanctions regimes. Defending legal proceedings and regulatory investigations is often expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if the Group is successful.

Adverse regulatory action or adverse judgments in legal proceedings could result in significant financial penalties and losses, restrictions or limitations on the Group’s operations or have a significant adverse effect on the Group’s reputation or results of operations, financial condition or prospects or result in a loss of value in securities issued by the Group.

For further information on legal proceedings affecting Barclays, please see Notes 30 and 31 to the Barclays audited consolidated financial statements for the year ended 31 December 2011.

Payment Protection Insurance (PPI) risk

During 2011, Barclays agreed with the FSA that it would process all on-hold and any new complaints from customers about PPI policies. The Group also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. A provision of £1bn was recognised in the second quarter of 2011 to cover the cost of future redress and administration. As at 31 December 2011, following payments made during 2011, the provision was £565m, and (at this date) represented management’s best estimate of the remaining anticipated costs of related customer redress, including administration expenses.

There are a number of assumptions which underpin the provision, including assumptions as to (i) the volume and number of claims; (ii) the percentage of claims that are upheld as being valid upon review; and (iii) the expected average payment to customers for upheld claims, which are subjective and liable to change. Consequently, there could be a change in the provision in the event that there is a significant change in the volume and number of customer claims, uphold rates or average payment. Any increase in the level of the provision may have a material adverse effect on the Group’s results of operations, financial condition and prospects. Please see Note 29 of the financial statements for further information on the assumptions underlying the PPI provision, and page 246 regarding events subsequent to the approval of the 2011 financial statements.

Cybersecurity risk

Barclays recognises the growing threats from cyberspace to our systems, including in respect of customer and our own information held on them and transactions processed through these systems. Barclays is not currently aware of any significant breaches of its systems from cyberspace. However, given the increasing sophistication and scope of potential attacks from cyberspace, it is possible that in the future such attacks may lead to significant breaches. Failure to manage cybersecurity risk adequately could impact the Group materially and adversely and could have a negative impact on the Group’s performance or reputation.

Taxation risk

Taxation risk is the risk that the Group suffer losses arising from additional tax charges, financial penalties or reputational damage associated with failure to comply with procedures required by tax authorities, changes in tax law and the interpretation of tax law. The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level, and is impacted by a number of double taxation agreements between countries. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

Additional information

Barclays approach to remuneration

Barclays Remuneration Policy

The Barclays Remuneration Policy provides a framework for the Board Remuneration Committee (the Committee) in carrying out its work. The aims of the Remuneration Policy are to:

1.	Attract and retain those people with the ability, experience and skill to deliver Barclays strategy.

2.	Create a direct and recognisable alignment between the rewards and risk exposure of shareholders and employees.

3.	Incentivise employees to deliver sustained performance consistent with strategic goals and appropriate risk management, and to reward success in this.

4.	Deliver remuneration that is affordable and appropriate in terms of value allocated to shareholders and employees.

5.	Encourage behaviour consistent with the following principles that guide Barclays business:

i)	Winning together
–	Doing what is right for Barclays, its teams and colleagues to achieve collective and individual success
ii)	Best people
–	Developing talented colleagues and differentiating remuneration to reflect performance
–	Doing what is needed to ensure a leading position in the global financial services industry
iii)	Customer and client focus
–	Understanding what customers and clients want and need and then serving them brilliantly
iv)	Pioneering
–	Driving new ideas, especially those that make Barclays profitable and improve control
–	Improving operational excellence
–	Adding diverse skills to stimulate new perspectives and bold steps
v)	Trusted
–	Acting with the highest levels of integrity to retain the trust of customers, shareholders, other external stakeholders and colleagues
–	Taking full responsibility for decisions and actions
–	Reflecting the operation of independent, robust and evidence based governance and control and complying with relevant legal and regulatory requirements

The Committee reviews the Remuneration Policy and remuneration arrangements to ensure that Barclays programmes remain competitive and provide appropriate incentive for performance.

Regulation

Barclays is committed to the maintenance of robust remuneration arrangements that are in accordance with regulatory requirements including the FSA’s Remuneration Code. Table 1 sets out some of the ways that we fulfil this commitment.

Table 1: Remuneration regulation
Regulatory area	Barclays practice
Scope and application	The FSA’s Remuneration Code applies to all Barclays businesses globally. Code Staff are identified and made aware of the implications of their status. Code Staff are Barclays employees whose professional activities could have a material impact on the Group’s risk profile
Governance	The Committee’s scope includes reviewing the remuneration of Code Staff
Capital	Quantum and structure of the variable component of remuneration is considered in the context of capital planning. Capital efficiency is a key goal in the design of remuneration plans
Guarantees	Our policy in all of our businesses is that guarantees are used only in exceptional circumstances in the case of new hires and for one year. The number of guarantees in 2011 reduced substantially compared to 2010
Risk-focused remuneration policies	Barclays policies, procedures and practices promote sound risk management. This is embodied in the Remuneration Policy and in Barclays guiding principles. Risk and remuneration are linked in Barclays through governance processes, bonus funding, the performance assessment process, performance metrics selection, deferral structures and clawback provisions
Deferral and payment in Barclays shares	For Code Staff, 50% of non-deferred bonuses are awarded in Barclays shares subject to a six month holding period. A significant proportion of the bonus pool is delivered as deferred bonuses. For Code Staff a minimum of 60% of the variable component of remuneration is deferred (minimum of 40% for variable remuneration of not more than £500,000). Code Staff are also subject to a shareholding guideline
Clawback	Deferred bonuses and long term incentive awards vest subject to clawback provisions in line with the FSA’s Remuneration Code. The Committee reviews the operation of clawback and may reduce the vesting level of awards (including to nil). Events that may lead to clawback include employee misconduct, harm to Barclays reputation, material restatement of Barclays financial statements, a material failure of risk management or a significant deterioration in the financial health of Barclays. Awards may also be suspended where an employee is under investigation for a regulatory or disciplinary matter

Additional information

Barclays approach to remuneration continued

Barclays remuneration arrangements

The Remuneration Policy applies the same overarching principles and practices to all employees, including executive Directors and Code Staff, though the exact structure and quantum of individual packages varies by business, geography and role. Remuneration decisions are managed on the basis of total remuneration, comprising salaries, bonuses and long term incentive awards. Salaries are set at a level consistent with market rates. The variable component of remuneration (bonus and long term incentive awards) is used to provide a clear and explicit link between remuneration and current and future performance. Retirement benefits and other benefits are provided in addition to the total remuneration package.

For senior employees, the combined potential remuneration from bonuses and long term incentive awards outweighs the fixed component of remuneration, and is subject to individual and business performance. This means that the majority of remuneration is risk-adjusted.

Each element of total remuneration is reviewed relative to performance and relative to the practice of other comparable organisations. This includes benchmarking against other leading international banks and financial services organisations and companies of a similar size to Barclays. Table 2 provides further details on each of the key elements of Barclays remuneration arrangements.

Table 2: Key elements of Barclays remuneration arrangements
Element	Strategic purpose	Programme summary
Salary	To attract and retain talent in a competitive market	–	Reviewed annually
		–	Salaries are determined with reference to relevant market practice
Bonus (including deferred bonus)	To incentivise the delivery of annual goals at Barclays, business, team and individual levels and to ensure that for executive Directors and senior employees a substantial portion of remuneration is variable and linked to performance	–	Bonuses are awarded on a discretionary basis, based on Barclays, business, team and individual performance
		–	The aggregate level of bonuses is determined by reference to Group and business unit metrics. These include a range of risk-adjusted financial metrics including profit before tax and return on risk weighted assets
		–	Individual bonuses are strongly differentiated based on individual performance (both financial and non-financial). Adherence to applicable risk and control frameworks is part of performance assessment
		–	The structure of individual bonuses varies based on amount, and may include different components including cash bonuses, share bonuses and deferred bonuses
		–	For Code Staff, 50% of non-deferred bonuses are awarded in the form of Barclays shares subject to a six month holding period
	Deferred bonuses are designed to align performance with shareholder value and increase retention for senior employees	–	Executive Directors, Code Staff and other employees who are awarded a bonus over a threshold level (set annually by the Committee) receive part of the bonus as a deferred bonus
		–	Deferred bonuses include deferred share bonuses and deferred cash bonuses
		–	For Code Staff a minimum of 60% of the variable component of remuneration is deferred (minimum of 40% for variable remuneration of not more than £500,000)
		–	Vesting of deferred bonuses is dependent on future service and subject to clawback provisions
		–	Details of the principal deferred bonus plans which were used in respect of the 2011 performance year (SVP and CVP) are shown on page 271
Long term incentive awards	Long term incentive awards reward execution of Barclays strategy and the creation of sustained growth in shareholder value. The awards are designed to align the most senior employees’ goals with the long term success of Barclays	–	The most senior employees in Barclays may receive long term incentive awards
		–	Long term incentive awards are subject to risk-adjusted performance conditions, measured over a performance period of a minimum of three years
		–	The vesting of long term incentive awards is subject to the discretion of the Committee to ensure that awards only vest for performance
		–	Vesting of long term incentive awards is subject to clawback provisions
		–	Delivery of vested long term incentive awards includes awards in cash and in Barclays shares
		–	Details of the current long term incentive plans are shown on pages 271 and 272
Retirement benefits (or cash allowance)	To provide a market competitive post retirement benefit	–	Barclays provides retirement benefit arrangements to employees across the businesses, with appropriate consideration of market practice and geographical differences

Other benefits	To provide market competitive benefits	–	Benefits vary by role and may include private medical insurance, life and disability cover and car allowance, with appropriate consideration of market practice and geographical differences

Additional information

Barclays approach to remuneration continued

Share and cash plans and long term incentive plans

Barclays operates a number of share and cash plans and long term incentive plans. The principal plans used for awards made in respect of the 2011 performance year are shown in Table 3. Awards are granted either by the plan trustee or by the Committee, and are subject to the applicable plan rules. Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustee purchases shares in the market to satisfy awards; in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained. The limits on the issue of new shares comply with the guidelines issued by the Association of British Insurers.

Table 3: Summary of principal share and cash plans and long term incentive plans
Name of plan	Eligible employees	Executive Directors eligible?	Delivery	Design details
Share Value Plan (SVP)	All employees (including executive Directors) whose bonus is above a set threshold	Yes	Deferred share bonus released in annual instalments over a three year period, dependent on future service and subject to clawback provisions

–  Plan typically used for mandatory deferral of a proportion of bonus into Barclays shares where bonus is above a threshold (set annually by the Committee)

–  This plan typically works in tandem with the CVP

–  Deferred share bonus vests over three years in equal annual instalments dependent on future service

–  Vesting is subject to clawback provisions

–  Dividends that would normally be received may be awarded as additional Barclays shares and vest alongside each instalment

–  On cessation of employment, eligible leavers normally receive an award subject to the Committee and/or trustee discretion. For other leavers, awards will normally lapse

–  On change of control, awards may vest at the Committee’s and/or trustee’s discretion

Cash Value Plan (CVP)	All employees (excluding executive Directors) whose bonus is above a set threshold	No	Deferred cash bonus paid in annual instalments over a three year period, dependent on future service and subject to clawback provisions

–  Plan typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee)

–  This plan typically works in tandem with the SVP

–  Deferred cash bonus vests over three years in equal annual instalments dependent on future service

–  Vesting is subject to clawback provisions

–  Participants may be awarded a service credit of 10% of the initial value of the award at the same time as the final instalment is paid

–  Change of control and leaver provisions are as for SVP

Barclays LTIP	Selected employees (including executive Directors)	Yes	Awards over Barclays shares or over other capital instruments, subject to risk-adjusted performance conditions and clawback provisions

–  Awarded on a discretionary basis with participation reviewed by the Committee

–  Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period

–  Vesting is subject to clawback provisions

–  For awards made for the 2011-2013 performance period, 50% of Barclays shares will be released (after payment of tax) at the end of the three year period, and 50% (after payment of tax) will be subject to an additional 12 month holding period

–  On cessation of employment, eligible leavers normally receive an award pro-rated for time and performance. For other leavers, awards will normally lapse

–  On change of control, awards may vest at the Committee’s discretion

Additional information

Barclays approach to remuneration continued

Table 3 (continued): Summary of principal share and cash plans and long term incentive plans
Name of plan	Eligible employees	Executive Directors eligible?	Delivery	Design details
Business unit long term incentive plans	Selected senior employees (excluding executive Directors) within each business unit	No	Design varies by business unit. Awards vest after at least three years, with additional deferral after this period. Awards typically vest 50% in cash and 50% in Barclays share awards

–  Awarded on a discretionary basis

–  Risk-adjusted performance conditions vary by business unit to reflect applicable business strategy

–  Minimum plan duration is between three and five years (depending on plan)

–  Vesting is subject to clawback provisions

–  Awards are subject to forfeiture if the participant leaves Barclays other than for eligible leaver reasons

Sharesave	All employees in Ireland, Spain and the UK	Yes	Options over Barclays shares at a discount of 20%, with shares or cash value of savings delivered after three to seven years

–  HMRC approved in the UK and approved by the Revenue Commissioners in Ireland

–  Opportunity to purchase Barclays shares at a discount price (currently a 20% discount) set on award date with savings made over three, five or seven year term

–  Maximum individual savings of £250 per month (€300 in Ireland and Spain)

–  On cessation of employment, eligible leavers may exercise options and acquire shares to the extent of their savings for six months

–  On change of control, participants may exercise options and acquire shares to the extent of their savings for six months

Sharepurchase	All employees in the UK	Yes	Barclays shares and dividend/matching shares held in trust for three to five years

–  HMRC approved plan

–  Participants may purchase up to £1,500 of Barclays shares each tax year

–  Barclays matches the first £600 of shares purchased by employees on a one for one basis

–  Dividends received are awarded as additional shares

–  Purchased shares may be withdrawn at any time (if removed prior to three years from award, the corresponding matching shares are forfeited). Matching shares must be held in trust for at least three years

–  On cessation of employment, participants must withdraw shares

–  Depending on reason for and timing of leaving, matching shares may be forfeited

–  On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf

Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Barclays shares and dividend/matching shares held in trust for three to five years	– Global Sharepurchase is an extension of the Sharepurchase plan offered in the UK – Operates in substantially the same way as Sharepurchase (see above)

Additional information

Reconciliation of non-IFRS figures to IFRS figures continued

Reconciliation of non-IFRS profit before tax to IFRS profit before tax

		Adjusting Items

	IFRS £m	Own credit gains £m	Gains on debt buy backs £m	Loss on disposal of Blackrock, Inc.[a] £m	Impairment of investment in Blackrock, Inc. £m	Provision for PPI redress £m	Goodwill impairment £m	Loss on acquisitions and disposals £m	Adjusted £m

For the year ended 31 December 2011
Total income net of insurance claims[b]	32,292	(2,708)	(1,130)	–	–	–	–	–	28,454
Credit impairment charges and other provisions	(3,802)	–	–	–	–	–	–	–	(3,802)
Impairment of investment in BlackRock, Inc.	(1,800)	–	–	–	1,800	–	–	–	–
Operating expenses	(20,777)	–	–	–	–	1,000	597	–	(19,180)
Other income/(losses)	(34)	–	–	58	–	–	–	94	118

Profit before tax	5,879	(2,708)	(1,130)	58	1,800	1,000	597	94	5,590

For the year ended 31 December 2010
Total income net of insurance claims	31,440	(391)	–	–	–	–	–	–	31,049
Credit impairment charges and other provisions	(5,672)	–	–	–	–	–	–	–	(5,672)
Operating expenses	(19,971)	–	–	–	–	–	243	–	(19,728)
Other income/(losses)	268	–	–	–	–	–	–	(210)	58

Profit before tax	6,065	(391)	–	–	–	–	243	(210)	5,707

For the year ended 31 December 2009
Total income net of insurance claims	29,123	1,820	(1,249)	–	–	–	–	–	29,694
Credit impairment charges and other provisions	(8,071)	–	–	–	–	–	–	–	(8,071)
Operating expenses	(16,715)	–	–	–	–	–	1	–	(16,714)
Other income/(losses)	248	–	–	–	–	–	–	(214)	34

Profit before tax	4,585	1,820	(1,249)	–	–	–	1	(214)	4,943

a	Loss on disposal of BlackRock, Inc. represents the loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc. recycled through investment income.
b	Adjusted measure for total income is stated as adjusted income excluding own credit and gains on debt buy backs

Additional information

Reconciliation of non-IFRS figures to IFRS figures continued

Analysis of results by business	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Barclays Capital £m	Barclays Corpo- rate £m	Barclays Wealth £m	Invest- ment Manage- ment £m	Head Office Func- tions and Other Opera- tions £m	Total £m
For the year ended 31 December 2011
Total income net of insurance claims	4,656	1,226	3,767	4,095	10,335	2,912	1,744	53	3,504	32,292

Own credit gain	—	—	—	—	—	—	—	—	(2,708)	(2,708)
Gains on debt buy-backs	—	—	—	—	—	—	—	—	(1,130)	(1,130)
Total income net of insurance claims excluding own credit and gains on debt buy-backs	4,656	1,226	3,767	4,095	10,335	2,912	1,744	53	(334)	28,454

Credit impairment charges and other provisions	(536)	(261)	(464)	(1,259)	(93)	(1,149)	(41)	—	1	(3,802)

Impairment of investment in Blackrock, Inc.	—	—	—	—	—	—	—	(1,800)	—	(1,800)

Net operating income	4,120	965	3,303	2,836	10,242	1,763	1,703	(1,747)	3,505	26,690
Loss on disposal of Blackrock	—	—	—	—	—	—	—	58	—	58
Impairment of investment in Blackrock, Inc.	—	—	—	—	—	—	—	1,800	—	1,800
Adjusted net operating income	4,120	965	3,303	2,836	10,242	1,763	1,703	111	(333)	24,710

Operating expenses	(3,102)	(1,638)	(2,399)	(2,306)	(7,289)	(1,762)	(1,493)	(15)	(773)	(20,777)
PPI	400	—	—	600	—	—	—	—	—	1,000
Goodwill	—	427	—	47	—	123	—	—	—	597
Adjusted operating expenses	(2,702)	(1,211)	(2,399)	(1,659)	(7,289)	(1,639)	(1,493)	(15)	(773)	(19,180)
Other income/(losses)	2	12	6	31	12	(71)	(3)	—	(23)	(34)
Profit before tax	1,020	(661)	910	561	2,965	(70)	207	(1,762)	2,709	5,879
(Gain)/ loss on disposal	—	—	(2)	—	—	73	—	—	23	94
Adjusted profit /(loss) before tax from continuing operations	1,420	(234)	908	1,208	2,965	126	207	96	(1,106)	5,590

Tax	(295)	73	(319)	(173)	(781)	(37)	(18)	(9)	(369)	(1,928)
Profit after tax	725	(588)	591	388	2,184	(107)	189	(1,771)	2,340	3,951
Post tax impact of adjusting items	294	427	(2)	488	—	196	—	1,858	(2,947)	314
Adjusted profit after tax	1,019	(161)	589	876	2,184	89	189	87	(607)	4,265

Profit after tax and non-controlling interests	725	(588)	287	317	2,126	(101)	188	(1,771)	1,824	3,007
Impact of adjusting items	294	427	(2)	488	—	196	—	1,858	(2,947)	314
Adjusted profit after tax and non-controlling interests	1,019	(161)	285	805	2,126	95	188	87	(1,123)	3,321

Additional information

Reconciliation of non-IFRS figures to IFRS figures continued

Analysis of results by business	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Barclays Capital £m	Barclays Corpo- rate £m	Barclays Wealth £m	Investment Manage- ment £m	Head Office Func- tions and Other Opera- tions £m	Total £m
For the year ended 31 December 2010

Total income net of insurance claims	4,518	1,164	3,700	4,024	13,209	2,974	1,560	78	213	31,440
Own credit gain	–	–	–	–	–	–	–	–	(391)	(391)
Total income net of insurance claims excluding own credit and gains on debt buy backs	4,518	1,164	3,700	4,024	13,209	2,974	1,560	78	(178)	31,049

Credit impairment charges and other provisions	(819)	(314)	(562)	(1,688)	(543)	(1,696)	(48)	–	(2)	(5,672)

Net operating income	3,699	850	3,138	2,336	12,666	1,278	1,512	78	211	25,768
Adjusted net operating income	3,699	850	3,138	2,336	12,666	1,278	1,512	78	(180)	25,377
										–
Operating expenses	(2,809)	(1,033)	(2,418)	(1,570)	(8,295)	(1,907)	(1,349)	(11)	(579)	(19,971)
Goodwill	–	–	–	–	–	243	–	–	–	243
Adjusted operating expenses	(2,809)	(1,033)	(2,418)	(1,570)	(8,295)	(1,664)	(1,349)	(11)	(579)	(19,728)
Other income/(losses)	99	44	84	25	18	(2)	–	–	–	268

Profit before tax	989	(139)	804	791	4,389	(631)	163	67	(368)	6,065
(Gain)/ loss on disposal	(100)	(29)	(81)	–	–	–	–	–	–	(210)
Adjusted profit /(loss) before tax from continuing operations	889	(168)	723	791	4,389	(388)	163	67	(759)	5,707

Tax	(201)	137	(200)	(199)	(1,339)	45	(18)	(29)	288	(1,516)

Profit After Tax	788	(2)	604	592	3,050	(586)	145	38	(80)	4,549
Post tax impact of adjusting items	(100)	(20)	(71)	–	–	243	–	–	(281)	(229)

Adjusted profit after tax	688	(22)	533	592	3,050	(343)	145	38	(361)	4,320

Profit after tax and non-controlling interests	789	(4)	318	531	2,994	(574)	145	38	(673)	3,564
Impact of adjusting items	(100)	(20)	(71)	–	–	243	–	–	(281)	(229)
Adjusted profit after tax and non-controlling interests	689	(24)	247	531	2,994	(331)	145	38	(954)	3,335

Additional information

Reconciliation of non-IFRS figures to IFRS figures continued

Analysis of results by business	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Barclays Capital £m	Barclays Corpo- rate £m	Barclays Wealth £m	Invest- ment Manage- ment £m	Head Office Func- tions and Other Opera- tions £m	Total £m
For the year ended 31 December 2009
Total income net of insurance claims	4,276	1,318	3,292	4,041	13,445	3,181	1,322	40	(1,792)	29,123
Own credit gain	–	–	–	–	–	–	–	–	1,820	1,820
Gains on debt buy-backs	–	–	–	–	–	(85)	–	–	(1,164)	(1,249)
Total income net of insurance claims excluding own credit and gains on debt buy backs	4,276	1,318	3,292	4,041	13,445	3,096	1,322	40	(1,136)	29,694

Credit impairment charges and other provisions	(1,031)	(338)	(688)	(1,798)	(2,591)	(1,558)	(51)	–	(16)	(8,071)
Net operating income	3,245	980	2,604	2,243	10,854	1,623	1,271	40	(1,808)	21,052
Adjusted net operating income	3,245	980	2,604	2,243	10,854	1,538	1,271	40	(1,152)	21,623

Operating expenses	(2,538)	(887)	(1,989)	(1,527)	(6,592)	(1,466)	(1,129)	(17)	(570)	(16,715)
Goodwill	–	–	–	–	–	1	–	–	–	1
Adjusted operating expenses	(2,538)	(887)	(1,989)	(1,527)	(6,592)	(1,465)	(1,129)	(17)	(570)	(16,714)
Other income/(losses)	3	187	17	11	22		1	(1)	8	248
Profit before tax	710	280	632	727	4,284	157	143	22	(2,370)	4,585
(Gain)/ loss on disposal	–	(26)	(21)	(3)	–	–	(1)	1	(7)	(57)
Gain on acquisitions	–	(157)	–	–	–	–	–	–	–	(157)
Adjusted profit /(loss) before tax from continuing operations	710	97	611	724	4,284	73	142	23	(1,721)	4,943
Tax	(190)	(70)	(171)	(225)	(1,305)	(51)	(23)	(4)	965	(1,074)
Profit after Tax	520	210	461	502	2,979	106	120	18	(1,405)	3,511
Post tax impact of adjusting items	–	(145)	(22)	(2)	–	(62)	(1)	1	235	4
Adjusted profit after tax	520	65	439	500	2,979	44	119	19	(1,170)	3,515

Profit after tax and non-controlling interests	520	210	200	472	2,961	125	121	18	(1,999)	2,628
Impact of adjusting items	–	(145)	(22)	(2)	–	(62)	(1)	1	235	4
Adjusted profit after tax and non-controlling interests	520	65	178	470	2,961	63	120	19	(1,764)	2,632

Additional information

Additional financial disclosure (unaudited)

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

Average for the year ended 31-Dec[a]	2011 £m	2010 £m	2009 £m
Deposits from banks
Customers in the United Kingdom	13,821	13,486	13,702
Other European Union	45,417	48,715	48,161
United States	10,392	7,373	14,757
Africa	3,583	1,783	2,218
Rest of the World	15,906	20,837	24,350
Total deposits from banks	89,119	92,194	103,188
Customer accounts
Customers in the United Kingdom	226,018	214,466	197,363
Other European Union	44,229	44,188	38,326
United States	36,934	29,837	32,218
Africa	46,568	42,354	37,009
Rest of World	17,778	23,464	23,655
Customer accounts	371,527	354,309	328,571

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £63,965m (2010: £65,146m).

Year ended 31 December	2011 £m	2010 £m	2009 £m
Customer Accounts	366,032	345,788	322,429
In offices in the United Kingdom:
Current and Demand Accounts
—interest free	51,592	48,125	45,160
Current and Demand Accounts
—interest bearing	28,429	27,091	24,066
Savings accounts	82,291	79,444	71,238
Other time deposits- retail	24,712	29,422	29,678
Other time deposits- wholesale	54,048	43,948	52,891

Total repayable in offices in the United Kingdom	241,072	228,030	223,033

In offices outside the United Kingdom:
—interest free	9,150	6,493	7,308
Current and Demand Accounts
—interest bearing	27,036	28,734	24,176
Savings accounts	10,868	12,484	9,950
Other time deposits	77,906	70,047	57,962

Total repayable in offices outside the United Kingdom	124,960	117,758	99,396

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £59,493m (2010: £48,815m).

a Calculated based on month-end balances.

b The prior year numbers have been revised to reflect a more accurate allocation of interest expense between commercial rates for the negotiable certificates of deposit and commercial paper issued by the Group.

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper and negotiable certificates of deposit.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2011 £m	2010 £m	2009 £m
Year-end balance	91,116	77,975	76,446
Average balance[a]	89,119	92,194	103,188
Maximum balance[a]	111,358	102,137	121,940
Average interest rate during year	0.4%	0.4%	0.6%
Year-end interest rate	0.2%	0.2%	0.4%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2011 £m	2010 £m	2009 £m
Year-end balance	21,077	20,138	19,300
Average balance[a]	19,639	19,986	21,835
Maximum balance[a]	24,245	25,976	28,756
Average interest rate during year[b]	0.2%	0.3%	1.1%
Year-end interest rate[b]	0.5%	0.4%	1.7%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2011 £m	2010 £m	2009 £m
Year-end balance	36,959	60,184	44,681
Average balance[a]	45,609	55,242	54,960
Maximum balance[a]	53,723	60,803	64,054
Average interest rate during year[b]	0.7%	0.6%	1.1%
Year-end interest rate[b]	1.3%	1.0%	2.1%

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2011 £m	2010 £m	2009 £m
Year-end balance	207,292	225,534	198,781
Average balance[a]	291,338	298,054	275,801
Maximum balance[a]	347,533	373,627	389,962
Average interest rate during year	0.6%	0.4%	0.6%
Year-end interest rate	0.2%	0.3%	0.4%

Additional information

Additional financial disclosure (unaudited) continued

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m
As at 31 December 2011
Securities lending arrangements[a]	35,996	–	–	–	35,996
Guarantees and letters of credit pledged as collateral security	6,761	2,967	2,097	2,356	14,181
Performance guarantees, acceptances and endorsements	6,750	843	564	549	8,706
Documentary credits and other short-term trade related transactions	1,155	197	–	6	1,358
Standby facilities, credit lines and other commitments	163,989	23,241	44,867	8,185	240,282

As at 31 December 2010
Securities Lending arrangements[a]	27,672	–	–	–	27,672
Guarantees and letters of credit pledged as collateral security	5,853	3,266	1,508	3,156	13,783
Performance guarantees, acceptances and endorsements	6,561	1,182	278	1,154	9,175
Documentary credits and other short-term trade related transactions	1,075	118	1	–	1,194
Standby facilities, credit lines and other commitments	142,026	43,545	19,300	18,092	222,963
Contractual obligations include debt securities, operating lease and purchase obligations.
Contractual obligations	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m
As at 31 December 2011
Long-term debt	73,344	23,673	15,498	42,091	154,606
Operating lease obligations	597	755	920	2,830	5,102
Purchase obligations	825	836	123	39	1,823
Total	74,766	25,264	16,541	44,960	161,531

As at 31 December 2010
Long-term debt	102,966	25,238	13,254	34,570	176,028
Operating lease obligations	635	728	751	3,146	5,260
Purchase obligations	644	747	159	70	1,620
Total	104,245	26,713	14,164	37,786	182,908

The long-term debt does not include undated loan capital of £6,741m (2010: £9,094m). Further information on the contractual maturity of the Group’s assets and liabilities is given in the Liquidity Risk section.

Note

a	Securities lending arrangements are fully collateralised, and are not expected to result in an outflow of funds from the Group; see Note 20 on page 197 for further details.

Additional information

Additional financial disclosure (unaudited) continued

Securities

Securities at fair value	2011		2010		2009
As at 31 December	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m
Investment securities – available for sale
United Kingdom government	9,490	8,899	12,056	12,130	77	74
Other government	19,815	18,813	12,635	12,959	10,958	8,389
Other public bodies and US Agencies	801	802	1,545	1,568	3,456	3,505
Mortgage and asset backed securities	2,853	3,173	2,148	2,390	2,498	2,958
Bank and building society certificates of deposit	401	414	576	599	7,697	7,343
Corporate and other issuers	20,962	20,914	21,184	21,139	19,202	18,986
Debt securities	54,322	53,015	50,144	50,785	43,888	41,255
Equity securities	4,881	7,724	5,481	6,014	6,676	6,247
Investment securities – available for sale	59,203	60,739	55,625	56,799	50,564	47,502
Other securities – held for trading
United Kingdom government	10,232	n/a	9,943	n/a	6,815	n/a
Other government	65,265	n/a	60,674	n/a	54,161	n/a
Other public bodies and US Agencies	16,447	n/a	28,181	n/a	20,517	n/a
Mortgage and asset backed securities	10,859	n/a	11,611	n/a	12,942	n/a
Bank and building society certificates of deposit	38	n/a	757	n/a	995	n/a
Corporate and other issuers	17,824	n/a	25,156	n/a	21,164	n/a
Debt securities	120,665	n/a	136,322	n/a	116,594	n/a
Equity securities	24,861	n/a	25,613	n/a	19,602	n/a
Other securities – held for trading	145,526	n/a	161,935	n/a	136,196	n/a

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

Maturities and yield of available for sale debt securities
As at 31st December 2011
	Maturing with one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Government	2,267	2.5%	9,379	3.6%	10,354	3.9%	7,305	4.7%	29,305	3.9%
Other public bodies and US Agencies	–	0.0%	–	0.0%	–	0.0%	801	0.4%	801	0.4%

Other issuers	6,695	2.2%	13,864	2.0%	1,000	2.6%	2,657	4.0%	24,216	2.3%
Total book value	8,962	2.3%	23,243	2.6%	11,354	3.7%	10,763	4.2%	54,322	3.1%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2011 by the fair value of securities held at that date.

Additional information

Additional financial disclosure (unaudited) continued

Average balance sheet

Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere

Average assets and interest income	2011			2010			2009
Year ended 31st December	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks:[a]
– in offices in the United Kingdom	37,019	567	1.5	51,735	439	0.8	41,912	483	1.2
– in offices outside the United Kingdom	98,590	464	0.5	76,477	337	0.4	35,073	271	0.8
Loans and advances to customers:[a]
– in offices in the United Kingdom	261,786	9,186	3.5	261,936	8,346	3.2	269,003	9,579	3.6
– in offices outside the United Kingdom	151,549	8,738	5.8	142,410	9,048	6.4	143,342	9,601	6.7
Financial investments:
– in offices in the United Kingdom	112,863	3,641	3.2	101,556	3,193	3.1	143,123	4,787	3.3
– in offices outside the United Kingdom	154,692	4,015	2.6	127,990	4,723	3.7	117,379	3,713	3.2

Reverse repurchase agreements and cash collateral on securities borrowed:[c]
– in offices in the United Kingdom	205,555	1,592	0.8	215,982	1,169	0.5	163,139	1,770	1.1
– in offices outside the United Kingdom	142,619	450	0.3	148,791	526	0.4	145,606	665	0.5

Financial Assets Designated at Fair Value:
– in offices in the United Kingdom	20,373	96	0.5	21,822	750	3.4	18,881	822	4.4
– in offices outside the United Kingdom	4,688	95	2.0	8,283	129	1.6	13,552	315	2.3

Total average interest earning assets	1,189,734	28,844	2.4	1,156,982	28,660	2.5	1,091,010	32,006	2.9
Impairment allowances/provisions	(11,653)			(10,143)			(8,705)
Non-interest earning assets	550,956			596,162			782,378
Total average assets and interest income	1,729,037	28,844	1.7	1,743,001	28,660	1.6	1,864,683	32,006	1.7
Percentage of total average interest earning assets in offices outside the United Kingdom	46.4%			43.6%			41.7%

Total average interest earning assets related to:
Interest income[b]		28,844	2.4		28,660	2.5		32,006	2.9
Interest expense[b]		(21,048)	1.9		(20,511)	1.8		(20,713)	1.9
		7,796	0.5		8,149	0.7		11,293	1.0

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	In addition to interest income and interest expense shown on the income statement, interest income and interest expense above includes interest related to net trading income and net investment income and available for sale assets and liabilities.
c	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 171 offsets financial assets and liabilities where a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

Additional information

Additional financial disclosure (unaudited) continued

Average liabilities and interest expense	2011			2010			2009
Year ended 31 December	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %

Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	61,621	670	1.1	58,666	461	0.8	66,394	805	1.2
– in offices outside the United Kingdom	13,954	304	2.2	19,870	296	1.5	31,091	295	0.9
Customer accounts:
– in offices in the United Kingdom	207,457	2,305	1.1	198,149	1,602	0.8	177,499	2,549	1.4
– in offices outside the United Kingdom	88,962	2,834	3.2	72,660	2,698	3.7	81,544	3,918	4.8
Debt securities in issue:
– in offices in the United Kingdom	83,685	3,188	3.8	86,209	2,594	3.0	75,950	2,186	2.9
– in offices outside the United Kingdom	63,158	1,756	2.8	68,581	1,889	2.8	81,077	2,278	2.8

Dated and undated loan capital and other subordinated liabilities principally:
– in offices in the United Kingdom	27,512	2,393	8.7	26,794	2,180	8.1	26,379	1,889	7.2

Repurchase agreements and cash collateral on securities lent:[a]
– in offices in the United Kingdom	206,240	1,866	0.9	181,043	1,104	0.6	169,824	1,300	0.8
– in offices outside the United Kingdom	204,122	432	0.2	226,105	714	0.3	215,714	849	0.4
Trading portfolio liabilities:
– in offices in the United Kingdom	43,217	2,142	5.0	51,073	2,225	4.4	55,704	2,193	3.9
– in offices outside the United Kingdom	77,691	1,949	2.5	48,046	1,853	3.9	36,812	999	2.7
Financial liabilities designated at fair value
– in offices in the United Kingdom	37,854	1,001	2.6	64,153	2,696	4.2	32,573	1,223	3.8
– in offices outside the United Kingdom	19,050	208	1.1	19,189	199	1.0	18,484	229	1.2
Total average interest bearing liabilities	1,134,523	21,048	1.9	1,120,538	20,511	1.8	1,069,045	20,713	1.9
Interest free customer deposits:
– in offices in the United Kingdom	48,192			47,263			43,897
– in offices outside the United Kingdom	7,879			6,563			4,816
Other non-interest bearing liabilities	475,699			507,299			696,478

Minority and other interests and shareholders’ equity	62,744			61,338			50,447

Total average liabilities, shareholders’ equity and interest expense	1,729,037	21,048	1.2	1,743,001	20,511	1.2	1,864,683	20,713	1.1

Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	41.2%			40.6%			43.5%

Notes

a	Average balances for repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 171 offsets financial assets and liabilities where a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

Additional information

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

	2011/2010 change due to increase/(decrease) in:			2010/2009 change due to increase/(decrease) in:			2009/2008 change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Loans and advances to banks:
– in offices in the UK	128	(150)	278	(44)	99	(143)	(970)	104	(1,074)
– in offices outside the UK	127	103	24	66	219	(153)	(148)	310	(458)
	255	(47)	302	22	318	(296)	(1,118)	414	(1,532)
Loans and advances to customers:
– in offices in the UK	840	(5)	845	(1,233)	(246)	(987)	(4,416)	790	(5,206)
– in offices outside the UK	(310)	559	(869)	(553)	(62)	(491)	(359)	1,522	(1,881)
	530	554	(24)	(1,786)	(308)	(1,478)	(4,775)	2,312	(7,087)
Financial investments:
– in offices in the UK	448	363	85	(1,594)	(1,321)	(273)	(1,815)	(16)	(1,799)
– in offices outside the UK	(708)	864	(1,572)	1,010	356	654	(2,561)	(868)	(1,693)
	(260)	1,227	(1,487)	(584)	(965)	381	(4,376)	(884)	(3,492)
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	423	(58)	481	(601)	460	(1,061)	(6,998)	(1,564)	(5,434)
– in offices outside the UK	(76)	(21)	(55)	(139)	15	(154)	(3,785)	532	(4,317)
	347	(79)	426	(740)	475	(1,215)	(10,783)	(1,032)	(9,751)
Financial assets designated at fair value:
– in offices in the UK	(654)	(47)	(607)	(72)	117	(189)	(503)	(87)	(416)
– in offices outside the UK	(34)	(66)	32	(186)	(100)	(86)	(111)	174	(285)
	(688)	(113)	(575)	(258)	17	(275)	(614)	87	(701)
Total interest receivable:
– in offices in the UK	1,185	103	1,082	(3,544)	(891)	(2,653)	(14,702)	(773)	(13,929)
– in offices outside the UK	(1,001)	1,439	(2,440)	198	428	(230)	(6,964)	1,670	(8,634)
	184	1,542	(1,358)	(3,346)	(463)	(2,883)	(21,666)	897	(22,563)

Additional information

Additional financial disclosure (unaudited) continued

Changes in net interest income – volume and rate analysis

	2011/2010 change due to increase/(decrease) in:			2010/2009 change due to increase/(decrease) in:			2009/2008 change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable
Deposits by banks:
– in offices in the UK	211	24	187	(344)	(86)	(258)	(1,975)	(146)	(1,829)
– in offices outside the UK	9	(104)	113	1	(129)	130	(661)	(31)	(630)
	220	(80)	300	(343)	(215)	(128)	(2,636)	(177)	(2,459)
Customer accounts
– in offices in the UK	712	78	634	(947)	270	(1,217)	(4,389)	(375)	(4,014)
– in offices outside the UK	147	553	(406)	(1,220)	(396)	(824)	(511)	463	(974)
	859	631	228	(2,167)	(126)	(2,041)	(4,900)	88	(4,988)
Debt securities in issue:
– in offices in the UK	606	(79)	685	408	305	103	266	1,202	(936)
– in offices outside the UK	(127)	(152)	25	(389)	(345)	(44)	(1,456)	14	(1,470)
	479	(231)	710	19	(40)	59	(1,190)	1,216	(2,406)
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	222	59	163	291	30	261	454	233	221

Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	769	170	599	(196)	82	(278)	(7,145)	(1,217)	(5,928)
– in offices outside the UK	(280)	(65)	(215)	(135)	39	(174)	(1,951)	497	(2,448)
	489	105	384	(331)	121	(452)	(9,096)	(720)	(8,376)
Trading portfolio liabilities:
– in offices in the UK	(75)	(368)	293	32	(191)	223	(464)	(45)	(419)
– in offices outside the UK	103	889	(786)	854	359	495	(1,088)	(742)	(346)
	28	521	(493)	886	168	718	(1,552)	(787)	(765)

Financial liabilities designated at fair value:
– in offices in the UK	(1,694)	(891)	(803)	1,473	1,312	161	161	8	153
– in offices outside the UK	(302)	(1)	(301)	(30)	9	(39)	(348)	137	(485)
	(1,996)	(892)	(1,104)	1,443	1,321	122	(187)	145	(332)
Total interest payable:
– in offices in the UK	751	(1,007)	1,758	717	1,722	(1,005)	(13,092)	(340)	(12,752)
– in offices outside the UK	(450)	1,120	(1,570)	(919)	(463)	(456)	(6,015)	338	(6,353)
	301	113	188	(202)	1,259	(1,461)	(19,107)	(2)	(19,105)
Movement in net interest income

Increase/(decrease) in interest receivable	13	1,572	(1,559)	(3,346)	(463)	(2,883)	(21,666)	897	(22,563)

(Increase)/decrease in interest payable	301	113	188	(202)	1,259	(1,461)	19,107	2	19,105
	314	1,685	(1,371)	(3,548)	796	(4,344)	(2,559)	899	(3,458)

Additional information

Additional financial disclosure (unaudited) continued

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section. Geographical regions have been revised since January 2011, with Ireland now included within the Europe region and Middle East now reported with Africa. Comparatives have been updated to reflect these changes. For commentary on this information, please refer to the preceding text (pages 52 to 93).

A. Impairment

Movements in allowance for impairment by geography
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Allowance for impairment as at 1 January	12,432	10,796	6,574	3,772	3,335
Acquisitions and disposals	(18)	78	434	307	(73)
Unwind of discount	(243)	(213)	(185)	(135)	(113)
Exchange and other adjustments	(440)	331	(127)	791	53
Amounts written off:
United Kingdom	(2,401)	(1,928)	(1,588)	(1,514)	(1,530)
Europe	(932)	(616)	(599)	(162)	(143)
Americas	(954)	(742)	(686)	(1,056)	(145)
Africa and the Middle East	(695)	(627)	(446)	(187)	(145)
Asia	(183)	(397)	(61)	–	–
Recoveries:
United Kingdom	159	116	48	131	154
Europe	43	22	13	4	32
Americas	–	5	8	3	7
Africa and the Middle East	56	54	80	36	34
Asia	7	4	1	–	–
New and increased impairment allowance:
United Kingdom	2,442	2,848	3,163	2,162	1,960
Europe	1,299	1,434	1,945	754	192
Americas	438	1,323	1,650	1,543	431
Africa and the Middle East	727	949	1,124	551	268
Asia	56	385	229	106	20
Reversals of impairment allowance:
United Kingdom	(353)	(355)	(331)	(213)	(213)
Europe	(135)	(264)	(248)	(94)	(37)
Americas	(280)	(386)	(6)	(14)	(50)
Africa and the Middle East	(113)	(128)	(45)	(36)	(20)
Asia	(50)	(56)	(1)	(1)	(18)
Recoveries:
United Kingdom	(159)	(116)	(48)	(131)	(154)
Europe	(43)	(22)	(13)	(4)	(32)
Americas	–	(5)	(8)	(3)	(7)
Africa and the Middle East	(56)	(54)	(80)	(36)	(34)
Asia	(7)	(4)	(1)	–	–
Allowance for impairment as at 31 December	10,597	12,432	10,796	6,574	3,772
Average loans and advances for the year	548,944	532,558	447,569	453,413	357,853

Additional information

Additional financial disclosure (unaudited) continued

Analysis of impairment charges
As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impairment charges:
United Kingdom	1,930	2,377	2,784	1,818	1,593
Europe	1,121	1,148	1,684	656	123
Americas	158	932	1,636	1,526	374
Africa and the Middle East	558	767	999	479	214
Asia	(1)	325	227	105	2
Impairment on loans and advances	3,766	5,549	7,330	4,584	2,306
Impairment on available for sale assets	1,860	51	670	382	13
Impairment on reverse repurchase agreements	(48)	(4)	43	124	–
Impairment charges	5,578	5,596	8,043	5,090	2,319
Other credit provisions charge	24	76	28	329	476
Impairment charges	5,602	5,672	8,071	5,419	2,795

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry
As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
United Kingdom:
Financial institutions	83	22	485	76	32
Manufacturing	41	38	112	118	72
Construction	22	77	54	15	14
Property	59	123	113	80	36
Energy and water	5	–	–	1	1
Wholesale and retail distribution and leisure	297	170	314	59	118
Business and other services	138	238	175	234	81
Home loans	66	37	33	28	1
Cards, unsecured and other personal lending	1,200	1,646	1,416	1,179	1,187
Other	19	26	82	28	51
	1,930	2,377	2,784	1,818	1,593
Overseas	1,836	3,172	4,546	2,766	713
Impairment charges	3,766	5,549	7,330	4,584	2,306

Additional information

Additional financial disclosure (unaudited) continued

Allowance for impairment by industry
	2011		2010		2009		2008		2007
As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial institutions	456	4.3	447	3.6	493	4.6	81	1.2	103	2.7
Manufacturing	97	0.9	84	0.6	142	1.3	185	2.8	65	1.7
Construction	53	0.5	76	0.6	41	0.4	18	0.3	16	0.4
Property	121	1.1	131	1.0	90	0.8	114	1.7	54	1.4
Energy and water	–	–	–	–	–	–	1	–	1	–
Wholesale and retail distribution and leisure	378	3.6	256	2.1	182	1.7	43	0.7	102	2.7
Business and other services	258	2.4	259	2.1	218	2.0	236	3.6	158	4.2
Home loans	134	1.3	85	0.7	63	0.6	46	0.7	15	0.4
Cards, unsecured and other personal lending	2,469	23.3	3,020	24.3	2,688	24.9	2,160	32.9	1,915	50.8
Other	39	0.4	71	0.6	92	0.8	63	0.9	97	2.7
	4,005	37.8	4,429	35.6	4,009	37.1	2,947	44.8	2,526	67.0
Overseas	6,592	62.2	8,003	64.4	6,787	62.9	3,627	55.2	1,246	33.0
Total	10,597	100.0	12,432	100.0	10,796	100.0	6,574	100.0	3,772	100.0

Amounts written off and recovered by industry
	Amounts written off					Recoveries of amounts previously written off
As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
United Kingdom:
Financial institutions	67	68	72	88	6	–	2	3	4	1
Manufacturing	28	102	162	53	83	4	6	4	8	7
Construction	45	42	34	19	23	2	1	3	2	3
Property	71	86	141	27	16	3	4	3	2	10
Energy and water	3	–	2	1	–	–	–	4	–	–
Wholesale and retail distribution and leisure	229	103	182	137	109	39	6	8	7	12
Business and other services	127	198	197	153	83	6	7	5	10	22
Home loans	45	20	16	4	1	3	1	–	1	1
Cards, unsecured and other personal lending	1,739	1,250	724	960	1,164	102	75	13	88	96
Other	47	59	58	72	45	–	14	5	9	2
	2,401	1,928	1,588	1,514	1,530	159	116	48	131	154
Overseas	2,764	2,382	1,792	1,405	433	106	85	102	43	73
Total	5,165	4,310	3,380	2,919	1,963	265	201	150	174	227

Impairment ratios						2011%	2010%	2009%	2008%	2007%
Impairment charges as a percentage of average loans and advances						0.69	1.04	1.64	1.01	0.64
Amounts written off (net of recoveries) as a percentage of average loans and advances						0.89	0.77	0.72	0.61	0.49
Allowance for impairment balance as a percentage of loans and advances as at 31 December						2.16	2.60	2.29	1.27	0.97

Additional information

Additional financial disclosure (unaudited) continued

B. Potential credit risk loans

Credit risk loans summary As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impaired loans	17,326	26,630	16,401	12,264	8,574
Accruing loans which are contractually overdue 90 days or more as to principal or interest	3,179	4,388	5,310	2,953	794

Impaired and restructured loans	837	864	831	483	273
Credit risk loans	21,342	31,882	22,542	15,700	9,641

Credit risk loans As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impaired loans:
United Kingdom	5,801	5,744	4,724	3,793	3,605
Europe	5,261	5,397	4,184	1,713	472
Americas	3,759	11,928	4,744	4,397	3,703
Africa and Middle East	2,408	3,206	2,390	1,996	757
Asia	97	355	359	365	37
Total	17,326	26,630	16,401	12,264	8,574
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	1,216	1,380	2,305	1,656	676
Europe	650	802	953	562	79
Americas	110	164	232	433	10
Africa and Middle East	1,195	2,010	1,766	172	29
Asia	8	32	54	130	–
Total	3,179	4,388	5,310	2,953	794
Impaired and restructured loans:
United Kingdom	643	662	582	367	179
Europe	60	33	41	29	14
Americas	124	141	180	82	38
Africa and Middle East	7	20	22	–	42
Asia	3	8	6	5	–
Total	837	864	831	483	273
Total credit risk loans:
United Kingdom	7,660	7,786	7,611	5,816	4,460
Europe	5,971	6,232	5,178	2,304	565
Americas	3,993	12,233	5,156	4,912	3,751
Africa and Middle East	3,610	5,236	4,178	2,168	828
Asia	108	395	419	500	37
Credit risk loans	21,342	31,882	22,542	15,700	9,641

Potential problem loans As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
United Kingdom	1,110	892	1,013	883	419
Europe	530	669	796	963	59
Americas	106	779	1,181	431	964
Africa and Middle East	217	335	502	140	355
Asia	9	20	31	39	–
Potential problem loans	1,972	2,695	3,523	2,456	1,797

Additional information

Additional financial disclosure (unaudited) continued

Interest foregone on credit risk loans	2011 £m	2010 £m	2009 £m
Interest income that would have been recognised under the original contractual terms
United Kingdom	272	316	392
Rest of the World	603	748	736
Total	875	1,064	1,128

Total impairment allowance coverage of credit risk loans As at 31 December	2011%	2010%	2009%	2008%	2007%
United Kingdom	52.3	56.9	53.2	50.7	56.6
Europe	48.9	44.8	42.1	41.8	60.9
Americas	53.3	24.2	51.7	31.8	9.5
Africa and Middle East	40.1	35.5	37.1	39.5	62.1
Asia	90.7	100.0	84.2	49.2	86.5
Total coverage of credit risk lending	49.7	39.0	47.9	41.9	39.1

Total impairment allowance coverage of potential credit risk loans As at 31 December	2011%	2010%	2009%	2008%	2007%
United Kingdom	45.7	51.0	47.0	44.0	51.8
Europe	44.9	40.5	36.5	29.5	55.1
Americas	51.9	22.7	42.0	29.2	7.6
Africa and Middle East	37.8	33.3	33.2	37.1	43.4
Asia	83.8	95.2	78.4	45.5	86.5
Total coverage of potential credit risk lending	45.5	36.0	41.4	36.2	33.0

Additional information

Additional financial disclosure (unaudited) continued

C. Maturity Analysis of Loans and Advances

Maturity analysis of loans and advances to customers
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2011
United Kingdom
Corporate lending	23,215	13,742	1,606	3,199	14,484	11,674	6,949	7,834	82,703
Other lending to customers in the United Kingdom	4,982	2,364	1,785	3,774	14,114	22,307	26,247	66,530	142,103
Total United Kingdom	28,197	16,106	3,391	6,973	28,598	33,981	33,196	74,364	224,806
Europe	5,874	21,378	1,698	2,881	12,245	7,418	9,605	32,237	93,336
Americas	4,986	29,251	1,260	2,398	5,449	5,584	9,727	6,928	65,583
Africa and Middle East	1,333	8,732	1,621	4,448	7,131	6,409	9,546	11,534	50,754
Asia	347	5,036	753	406	613	304	215	333	8,007
Total loans and advances to customers	40,737	80,503	8,723	17,106	54,036	53,696	62,289	125,396	442,486

As at 31 December 2010
United Kingdom
Corporate lending	26,193	13,561	1,395	2,825	14,380	8,250	6,362	9,512	82,478
Other lending to customers in the United Kingdom	6,441	1,941	1,993	3,185	12,793	19,097	25,304	63,034	133,788
Total United Kingdom	32,634	15,502	3,388	6,010	27,173	27,347	31,666	72,546	216,266
Europe	6,210	10,753	2,206	3,158	10,852	10,142	17,287	32,828	93,436
Americas	5,470	27,411	1,820	2,670	4,806	2,927	9,496	6,876	61,476
Africa and Middle East	7,707	2,800	1,990	4,135	10,406	4,541	7,618	20,508	59,705
Asia	870	4,598	1,237	385	877	530	483	463	9,443
Total loans and advances to customers	52,891	61,064	10,641	16,358	54,114	45,487	66,550	133,221	440,326

Additional information

Additional financial disclosure (unaudited) continued

Maturity analysis of loans and advances to banks
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2011
United Kingdom	853	7,294	394	322	19	353	48	356	9,639
Europe	2,712	11,423	91	81	421	2	1	–	14,731
Americas	863	11,305	335	95	952	3	84	–	13,637
Africa and Middle East	482	1,796	299	217	189	18	172	61	3,234
Asia	1,237	3,942	929	112	5	2	21	2	6,250
Total loans and advances to banks	6,147	35,760	2,048	827	1,586	378	326	419	47,491

As at 31 December 2010
United Kingdom	428	3,602	108	460	250	–	–	366	5,214
Europe	2,048	6,887	157	22	98	1	–	–	9,213
Americas	547	14,824	996	226	619	–	93	–	17,305
Africa and Middle East	743	812	91	13	318	5	–	74	2,056
Asia	1,943	354	524	226	975	–	18	19	4,059
Total loans and advances to banks	5,709	26,479	1,876	947	2,260	6	111	459	37,847

Additional information

Additional financial disclosure (unaudited) continued

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Financial institutions	92,035	90,409	95,839	114,069	71,160
Manufacturing	13,264	15,096	18,855	26,374	16,974
Construction	4,931	6,173	6,303	8,239	5,423
Property	25,087	23,720	23,468	22,155	17,018
Government and central bank	6,135	5,109	4,801	5,301	2,036
Energy and water	7,425	9,240	10,735	14,101	8,632
Wholesale and retail distribution and leisure	16,818	17,886	19,746	20,208	18,216
Business and other services	27,214	27,138	30,277	37,373	30,363
Home loans	172,106	168,909	149,738	140,166	106,751
Cards, unsecured loans and other personal lending	53,783	51,724	44,971	48,305	46,423
Other	23,688	24,922	26,226	32,047	26,171
Loans and advances to customers	442,486	440,326	430,959	468,338	349,167

Loans and advances to customers in the UK As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Financial institutions	18,912	20,325	23,738	27,936	21,416
Manufacturing	6,282	6,744	8,705	11,528	9,475
Construction	3,444	3,683	3,544	4,280	3,564
Property	16,351	13,877	13,677	12,286	11,189
Government and central bank	123	80	496	20	204
Energy and water	1,598	2,183	2,446	3,037	2,503
Wholesale and retail distribution and leisure	10,686	11,850	12,793	14,629	13,612
Business and other services	16,731	15,430	16,576	19,891	20,217
Home loans	112,394	105,019	90,921	85,884	69,943
Cards, unsecured loans and other personal lending	29,881	28,970	27,493	28,134	28,695
Other	8,404	8,105	9,103	11,170	11,026
Loans and advances to customers in the UK	224,806	216,266	209,492	218,795	191,844

Loans and advances to customers in Europe As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Financial institutions	20,255	18,333	15,583	14,899	8,227
Manufacturing	3,545	4,987	5,907	9,926	4,622
Construction	943	1,440	1,619	1,786	1,160
Property	4,023	3,771	4,425	4,952	2,561
Government and central bank	2,167	951	598	1,125	27
Energy and water	2,453	3,621	4,670	6,822	3,776
Wholesale and retail distribution and leisure	3,134	2,938	2,793	2,999	2,011
Business and other services	5,498	6,526	6,388	7,128	5,710
Home loans	38,732	37,524	36,100	34,999	21,405
Cards, unsecured loans and other personal lending	6,875	8,348	7,658	6,643	6,878
Other	5,711	4,997	5,844	7,496	6,027
Loans and advances to customers in Europe	93,336	93,436	91,585	98,775	62,404

Additional information

Additional financial disclosure (unaudited) continued

Loans and advances to customers in the Americas As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Financial institutions	46,636	45,329	49,042	63,434	33,870
Manufacturing	1,400	922	1,864	2,875	1,132
Construction	33	34	–	21	19
Property	882	806	1,012	878	148
Government and central bank	620	354	346	498	414
Energy and water	2,170	2,428	2,521	3,222	1,506
Wholesale and retail distribution and leisure	661	651	1,004	1,228	1,128
Business and other services	1,605	1,211	1,952	2,457	1,441
Home loans	566	214	154	163	10
Cards, unsecured loans and other personal lending	9,691	8,129	7,719	8,028	3,364
Other	1,319	1,398	1,586	5,059	2,873
Loans and advances to customers in the Americas	65,583	61,476	67,200	87,863	45,905

Loans and advances to customers in Africa and the Middle East As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Financial institutions	2,343	2,960	3,797	2,250	3,673
Manufacturing	1,459	1,565	1,615	1,287	1,436
Construction	444	961	903	2,053	637
Property	3,618	4,825	4,341	3,744	2,583
Government and central bank	2,796	3,271	3,310	3,641	766
Energy and water	819	520	569	721	658
Wholesale and retail distribution and leisure	2,170	1,968	1,805	1,024	1,326
Business and other services	3,012	3,530	4,700	5,196	1,452
Home loans	19,912	25,831	22,141	19,120	15,393
Cards, unsecured loans and other personal lending	6,521	4,933	993	3,171	6,322
Other	7,660	9,341	8,515	7,417	5,921
Loans and advances to customers in Africa and the Middle East	50,754	59,705	52,689	49,624	40,167

Loans and advances to customers in Asia As at 31 December	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Financial institutions	3,889	3,462	3,679	5,550	3,974
Manufacturing	578	878	764	758	309
Construction	67	55	237	99	43
Property	213	441	13	295	537
Government and central bank	429	453	51	17	625
Energy and water	385	488	529	299	189
Wholesale and retail distribution and leisure	167	479	1,351	328	139
Business and other services	368	441	661	2,701	1,543
Home loans	502	321	422	–	–
Cards, unsecured loans and other personal lending	815	1,344	1,108	2,329	1,164
Other	594	1,081	1,178	905	324
Loans and advances to customers in Asia	8,007	9,443	9,993	13,281	8,847

Additional information

Additional financial disclosure (unaudited) continued

Interest rate sensitivity of loans and advances	2011			2010
As at 31 December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	20,049	27,442	47,491	17,270	20,577	37,847
Customers	90,374	352,112	442,486	101,606	338,720	440,326

Additional information

Additional financial disclosure (unaudited) continued

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets
	As % of assets	Total £m	Banks and other financial institutions £m	Government and official institutions £m	Commercial industrial and other private sectors £m
As at 31 December 2011
United States	7.4	116,374	15,120	28,174	73,080
Germany	2.1	32,990	7,707	4,249	21,034
France	1.8	28,260	18,035	6,047	4,178
Netherlands	0.9	14,481	2,530	579	11,372

As at 31 December 2010
United States	6.4	95,707	4,775	11,988	78,944
France	2.0	29,357	21,711	3,440	4,206
Germany	1.7	24,636	14,079	1,164	9,393
Cayman Islands	0.9	12,683	178	17	12,488
Switzerland	0.8	11,940	2,776	5,673	3,491

As at 31 December 2009
United States	1.2	16,907	4,622	–	12,285

Off-Balance Sheet and other Credit Exposures As at 31 December			2011 £m	2010 £m	2009 £m
Off-balance sheet exposures
Contingent liabilities			58,883	50,630	52,774
Commitments			241,640	224,157	207,275
On-balance sheet exposures
Trading portfolio assets			152,183	168,867	151,344
Financial assets designated at fair value on own account			35,647	40,056	41,311
Derivative financial instruments			538,964	420,319	416,815
Available for sale financial investments			68,491	65,110	56,483

Notional principal amounts of credit derivatives As at 31 December			2011 £m	2010 £m	2009 £m
Credit derivatives held or issued for trading purposes[a]			1,886,650	1,952,475	2,016,796

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2011: 24 persons, 2010: 26 persons, 2009: 28 persons) for the year ended 31 December 2011 amounted to £102.8m (2010: £121.7m 2009: £29.8m). In addition, the aggregate amount set aside for the year ended 31 December 2011, to provide pension benefits for the Directors and Officers amounted to £0.4m (2010 £1.0m, 2009: £0.7m).

Note

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the accompanying Consolidated income statement and the related Consolidated statement of comprehensive income, Consolidated balance sheets, Consolidated statements of changes in equity and Consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31 December 2011 and 31 December 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

7 March 2012

Barclays Bank PLC Data

297 Consolidated income statement

298 Consolidated statement of comprehensive income

299 Consolidated balance sheet

300 Consolidated statement of changes in equity

301 Consolidated cash flow statement

303 Notes to the accounts

313 Financial data

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is Barclays Bank PLC Group’s ultimate parent company. The consolidated results and financial position of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

–	Barclays PLC shares held in employee share schemes and for trading purposes are deducted from reserves in Barclays PLC but recognised as available for sale and trading portfolio assets within Barclays Bank PLC;

–	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in the Barclays Bank PLC but represent non-controlling interests in the Barclays PLC; and

–	Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in the Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

More extensive disclosures are contained in previous sections within this document for the year ended 31 December 2011, including risk exposures and business performance, which are materially the same as those in Barclays Bank PLC.

Barclays Bank PLC data

Consolidated income statement

For the year ended 31 December	Notes	2011 £m	2010 £m	2009 £m
Continuing operations
Interest income	a	20,589	20,035	21,236
Interest expense	a	(8,393)	(7,517)	(9,567)
Net interest income		12,196	12,518	11,669
Fee and commission income	b	10,208	10,368	9,946
Fee and commission expense	b	(1,586)	(1,497)	(1,528)
Net fee and commission income		8,622	8,871	8,418
Net trading income	c	7,738	8,080	6,994
Net investment income	d	2,322	1,490	283
Net premiums from insurance contracts		1,076	1,137	1,172
Gains on debt buy backs and extinguishers		1,130	–	1,249
Other income		39	118	140
Total income		33,123	32,214	29,925
Net claims and benefits incurred on insurance contracts		(741)	(764)	(831)
Total income net of insurance claims		32,382	31,450	29,094
Credit impairment charges and other provisions	7	(3,802)	(5,672)	(8,071)
Impairment of investment in Blackrock, Inc.	7	(1,800)	–	–
Net operating income		26,780	25,778	21,023
Staff costs	37	(11,407)	(11,916)	(9,948)
Administration and general expenses	e	(6,351)	(6,581)	(5,557)
Depreciation of property, plant and equipment	25	(673)	(790)	(759)
Amortisation of intangible assets	26	(419)	(437)	(447)
Goodwill impairment	26	(597)	(243)	(1)
Provision for PPI redress	29	(1,000)	–	–
UK Bank Levy	9	(325)	–	–
Operating expenses		(20,772)	(19,967)	(16,712)
Share of post-tax results of associates and joint ventures		60	58	34
(Loss)/Profit on disposal of subsidiaries, associates and joint ventures	10	(94)	81	188
Gain on acquisitions	41	–	129	26
Profit before tax from continuing operations		5,974	6,079	4,559
Taxation	f	(1,928)	(1,516)	(1,047)
Profit after tax from continuing operations		4,046	4,563	3,512
Profit after tax for the year from discontinued operations, including gain on disposal	14	–	–	6,777
Profit after tax		4,046	4,563	10,289
Profit attributable to equity holders of the Parent from:
Continuing operations		3,616	4,172	3,228
Discontinued operations		–	–	6,765
Total		3,616	4,172	9,993
Profit attributable to non-controlling interests	n	430	391	296

The note numbers refer to the notes on pages 176 to 246, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 302 to 312.

Barclays Bank PLC supplementary notes provided on pages 302 to 312 cover the line items where there is a difference to Barclays PLC.

Barclays Bank PLC data

Consolidated statement of comprehensive income

For the year ended 31 December	2011 £m	2010 £m	2009 £m
Profit after tax	4,046	4,563	10,289
Other Comprehensive Income for continuing operations:
Currency translation reserve
- Currency translation differences	(1,607)	1,177	(853)
- Tax		–	(2)
Available for sale reserve
- Net gains/(losses) from changes in fair value	2,581	(152)	1,487
- Net gains transferred to net profit on disposal	(1,614)	(1,020)	(649)
- Net losses transferred to net profit due to impairment	1,860	53	672
- Net gains transferred to net profit due to fair value hedging	(1,803)	(308)	(123)
- Changes in insurance liabilities	18	31	(67)
- Tax	170	141	(177)
Cash flow hedging reserve
- Net gains from changes in fair value	2,406	601	285
- Net gains transferred to net profit	(753)	(684)	(120)
- Tax	(390)	39	(65)
Other	(74)	59	217
Other comprehensive income for the year, net of tax, from continuing operations	794	(63)	605
Other comprehensive income for the year, net of tax, from discontinued operations	–	–	(58)
Total comprehensive income for the year	4,840	4,500	10,836

Attributable to:
Equity holders of the Parent	5,041	3,609	10,286
Non-controlling interests	(201)	891	550
Total comprehensive income for the year	4,840	4,500	10,836

Barclays Bank PLC data

Consolidated balance sheet

As at 31 December	Notes	2011 £m	2010 £m
Assets
Cash and balances at central banks		106,894	97,630
Items in the course of collection from other banks		1,812	1,384
Trading portfolio assets	g	152,183	168,930
Financial assets designated at fair value	16	36,949	41,485
Derivative financial instruments	j	538,964	420,319
Available for sale financial investments	h	69,023	65,440
Loans and advances to banks	i	46,792	37,799
Loans and advances to customers	i	431,934	427,942
Reverse repurchase agreements and other similar secured lending	24	153,665	205,772
Prepayments, accrued income and other assets		4,560	5,143
Investments in associates and joint ventures	42	427	518
Property, plant and equipment	25	7,166	6,140
Goodwill and intangible assets	26	7,846	8,697
Current tax assets	f	374	196
Deferred tax assets	11	3,010	2,517
Retirement benefit assets	39	1,803	126
Total assets		1,563,402	1,490,038
Liabilities
Deposits from banks		91,116	77,975
Items in the course of collection due to other banks		969	1,321
Customer accounts		366,045	345,802
Repurchase agreements and other similar secured borrowing	24	207,292	225,534
Trading portfolio liabilities	15	45,887	72,693
Financial liabilities designated at fair value	19	87,997	97,729
Derivative financial instruments	j	527,798	405,516
Debt securities in issue		129,736	156,623
Subordinated liabilities	33	24,870	28,499
Accruals, deferred income and other liabilities	28	12,580	13,233
Provisions	29	1,529	947
Current tax liabilities	f	1,397	646
Deferred tax liabilities	11	695	514
Retirement benefit liabilities	39	321	365
Total liabilities		1,498,232	1,427,397

Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		62,078	59,174
Non-controlling interests	n	3,092	3,467
Total shareholders’ equity		65,170	62,641
Total liabilities and shareholders’ equity		1,563,402	1,490,038

The note numbers refer to the notes on pages 176 to 246, whereas the note letters refer to those on pages 302 to 312.

These financial statements have been approved for issue by the Board of Directors on 7 March 2012.

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other shareholder’s equity[c] £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2011	14,494	(1,348)	152	2,357	2,069	41,450	59,174	3,467	62,641
Profit after tax	–	–	–	–	–	3,616	3,616	430	4,046
Currency translation movements	–	–	–	(1,009)	–	–	(1,009)	(598)	(1,607)
Available for sale investments	–	1,218	–	–	–	–	1,218	(6)	1,212
Cash flow hedges	–	–	1,290	–	–	–	1,290	(27)	1,263
Other	–	–	–	–	18	(92)	(74)	–	(74)
Total comprehensive income for the year	–	1,218	1,290	(1,009)	18	3,524	5,041	(201)	4,840
Issue of shares under employee share schemes	–	–	–	–	–	838	838	–	838
Vesting of Barclays PLC shares under share-based payment schemes	–	–	–	–	–	(499)	(499)	–	(499)
Dividends paid	–	–	–	–	–	(643)	(643)	(188)	(831)
Dividends on preference shares and other shareholders’ equity	–	–	–	–	–	(539)	(539)	–	(539)
Redemption of Reserve Capital Instruments	–	–	–	–	(1,415)	–	(1,415)	–	(1,415)
Other reserve movements	–	–	–	–	(24)	145	121	14	135
Balance as at 31 December 2011	14,494	(130)	1,442	1,348	648	44,276	62,078	3,092	65,170

Balance as at 1 January 2010	14,494	(84)	252	1,615	2,559	37,089	55,925	2,774	58,699
Profit after tax	–	–	–	–	–	4,172	4,172	391	4,563
Currency translation movements	–	–	–	742	–	–	742	435	1,177
Available for sale investments	–	(1,264)	–	–	–	–	(1,264)	9	(1,255)
Cash flow hedges	–	–	(100)	–	–	–	(100)	56	(44)
Other	–	–	–	–	45	14	59	–	59
Total comprehensive income for the year	–	(1,264)	(100)	742	45	4,186	3,609	891	4,500
Issue of shares under employee share schemes	–	–	–	–	–	830	830	–	830
Vesting of Barclays PLC shares under share-based payment schemes	–	–	–	–	–	(718)	(718)	–	(718)
Dividends paid	–	–	–	–	–	(235)	(235)	(158)	(393)
Dividends on preference shares and other shareholders’ equity	–	–	–	–	–	(645)	(645)	–	(645)
Capital injection from Barclays PLC	–	–	–	–	–	1,214	1,214	–	1,214
Redemption of Reserve Capital Instruments	–	–	–	–	(487)	–	(487)	–	(487)
Other reserve movements	–	–	–	–	(48)	(271)	(319)	(40)	(359)
Balance as at 31 December 2010	14,494	(1,348)	152	2,357	2,069	41,450	59,174	3,467	62,641

Notes

a	For further details refer to Note k.
b	For further details refer to Note l.
c	For further details refer to Note m.

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31 December	2011 £m	2010 £m	2009 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	5,974	6,079	4,559
Adjustment for non-cash items:
Allowance for impairment	5,602	5,672	8,071
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,104	1,346	1,196
Other provisions, including pensions	1,787	914	428
Net profit on disposal of investments and property, plant and equipment	(1,645)	(1,057)	(610)
Other non-cash movements	432	(6,886)	4,007
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	38,994	(63,212)	25,482
Net (decrease)/increase in deposits and debt securities in issue	(11,555)	63,699	(49,014)
Net decrease/(increase) in derivative financial instruments	3,618	(1,298)	3,321
Net decrease/(increase) in trading assets	21,423	(17,517)	34,292
Net (decrease)/increase in trading liabilities	(26,899)	21,441	(8,222)
Net (increase)/decrease in financial investments	(4,255)	11,126	20,459
Net decrease/(increase) in other assets	122	1,366	(465)
Net decrease in other liabilities	(4,148)	(2,521)	(907)
Corporate income tax paid	(1,686)	(1,430)	(1,176)
Net cash from operating activities	28,868	17,722	41,421
Purchase of available for sale investments	(67,525)	(76,418)	(78,420)
Proceeds from sale or redemption of available for sale investments	66,941	71,251	88,931
Purchase of property, plant and equipment	(1,454)	(1,767)	(1,150)
Disposal of discontinued operation, net of cash disposed	–	–	2,469
Other cash flows associated with investing activities	126	1,307	430
Net cash from investing activities	(1,912)	(5,627)	12,260
Dividends paid	(1,370)	(1,011)	(590)
Proceeds of borrowings and issuance of subordinated debt	880	2,131	3,549
Repayments of borrowings and redemption of subordinated debt	(4,003)	(1,211)	(4,383)
Net (redemption)/issue of shares and other equity instruments	(1,257)	–	14
Capital injection from Barclays Plc	–	1,214	800
Net cash from financing activities	(5,750)	1,123	(610)
Effect of exchange rates on cash and cash equivalents	(2,933)	3,842	(2,864)
Net cash from discontinued operations	–	–	(376)
Net increase in cash and cash equivalents	18,273	17,060	49,831
Cash and cash equivalents at beginning of year	131,400	114,340	64,509
Cash and cash equivalents at end of year	149,673	131,400	114,340
Cash and cash equivalents comprise:
Cash and balances at central banks	106,894	97,630	81,483
Loans and advances to banks with original maturity less than three months	40,481	31,934	30,461
Available for sale treasury and other eligible bills with original maturity less than three months	2,209	1,667	2,244
Trading portfolio assets with original maturity less than three months	89	169	152
	149,673	131,400	114,340

Interest received in 2011 was £28,673m (2010: £28,631m, 2009: £32,437m) and interest paid in 2011 was £20,106m (2010: £20,759m, 2009: £20,889m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,500m at 31 December 2011 (2010: £2,310m, 2009: £2,470m).

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2011 £m	2010 £m	2009 £m
Cash and balances with central banks	392	271	131
Available for sale investments	2,137	1,483	1,937
Loans and advances to banks	350	440	513
Loans and advances to customers	17,271	17,677	18,456
Other	439	164	199
Interest income	20,589	20,035	21,236
Deposits from banks	(366)	(370)	(634)
Customer accounts	(2,531)	(1,415)	(2,720)
Debt securities in issue	(3,524)	(3,632)	(4,134)
Subordinated liabilities	(1,813)	(1,778)	(1,718)
Other	(159)	(322)	(361)
Interest expense	(8,393)	(7,517)	(9,567)
Net interest income	12,196	12,518	11,669

Interest income includes £243m (2010: £213m, 2009: £185m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 17.

b Net fee and commission income

	2011 £m	2010 £m	2009 £m
Banking, investment management and credit related fees and commissions	9,958	10,142	9,711
Brokerage fees	87	77	88
Foreign exchange commission	163	149	147
Fee and commission income	10,208	10,368	9,946
Fee and commission expense	(1,586)	(1,497)	(1,528)
Net fee and commission income	8,622	8,871	8,418

c Net Trading Income

	2011 £m	2010 £m	2009 £m
Trading income	5,030	7,689	8,814
Own credit gain/(charge)	2,708	391	(1,820)
Net trading income	7,738	8,080	6,994

Barclays Bank PLC data

Notes to the accounts continued

d Net investment income

	2011 £m	2010 £m	2009 £m
Net gain from disposal of available for sale assets	1,652	1,027	576
Dividend income	139	129	6
Net gain/(loss) from financial instruments designated at fair value	287	274	(208)
Other investment income/(losses)	244	60	(91)
Net investment income	2,322	1,490	283

e Administrative and general expenses

	2011 £m	2010 £m	2009 £m
Property and equipment	1,763	1,813	1,641
Outsourcing and professional services	1,864	1,704	1,495
Operating lease rentals	659	637	639
Marketing, advertising and sponsorship	585	631	492
Communications, subscriptions, publications and stationery	740	750	695
Travel and accommodation	328	358	273
Other administration and general expenses	400	563	261
Impairment of property, equipment and intangible assets	12	125	61
Administration and general expenses	6,351	6,581	5,557

f Tax

	2011 £m	2010 £m	2009 £m
Current tax charge
Current year	2,690	1,413	1,235
Adjustment for prior years	(61)	(20)	(131)
	2,629	1,393	1,104
Deferred tax (credit)/charge
Current year	(631)	118	45
Adjustment for prior years	(70)	5	(102)
	(701)	123	(57)
Tax charge	1,928	1,516	1,047

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other, tax charge of £74m (2010: £59m credit, 2009: £218m credit) principally relating to share based payments.

Barclays Bank PLC data

Notes to the accounts continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	(2,629)	(2,629)	(2,629)
	2011 £m	2010 £m	2009 £m
Profit before tax from continuing operations	5,974	6,079	4,560
Tax charge based on the standard UK corporation tax rate of 26.5% (2010:28%, 2009:28%)	1,583	1,702	1,277
Effect of non-UK profits or losses at local statutory tax rates different from the UK statutory tax rate[a]	190	108	(27)
Non-creditable taxes[b]	567	454	175
Non-taxable gains and income	(519)	(576)	(294)
Impact of share price movements on share-based payments	147	41	(38)
Deferred tax assets (previously not recognised) / not recognised	(816)	(160)	27
Non-deductible impairment charges, loss on disposals and bank levy[c]	770	68	19
Change in tax rates	17	34	(12)
Other items including non-deductible expenses	120	(140)	153
Adjustments in respect of prior years	(131)	(15)	(233)
Tax charge	1,928	1,516	1,047
Effective tax rate	32%	25%	23%

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	(2,629)	(2,629)
	2011 £m	2010 £m
Assets	196	349
Liabilities	(646)	(964)
As at 1 January	(450)	(615)
Income statement	(2,629)	(1,393)
Equity	104	180
Tax paid	1,686	1,430
Acquisitions and disposals	90	(4)
Exchange and other adjustments	176	(48)
	(1,023)	(450)
Assets	374	196
Liabilities	(1,397)	(646)
As at 31 December	(1,023)	(450)

Notes

a	In 2010 £205m (2009: £nil) was previously included in the effect of non-UK profits or losses at local statutory rates that differ from the UK rate and related to a deferred tax benefit on the reorganisation of Spanish securitisation financing. This benefit is now included in other items including non-deductible expenses.
b	This is a new item in the reconciliation to show the impact of non-creditable taxes. In 2010 £420m (2009: £175m) was previously included in non-taxable gains and income, £72m (2009: £nil) was previously included in other items including non-deductible expenses and £(38)m (2009: £nil) was previously included in the effect of non-UK profits or losses at local statutory rates that differ from the UK rate.
c	This is a new item in the reconciliation to show the impact of non-deductible impairments charges, loss on disposals and the bank levy. In 2010 non-deductible impairment charges of £68m (2009: £19m) was previously included in other items including non-deductible expenses.

Barclays Bank PLC data

Notes to the accounts continued

g Trading portfolio assets

	43,339,525	43,339,525
	2011 £m	2010 £m
Debt securities and other eligible bills	123,364	139,240
Equity securities	24,861	25,676
Traded loans	1,374	2,170
Commodities	2,584	1,844
Trading portfolio assets	152,183	168,930

h Available for sale financial investments

	43,339,525	43,339,525
	2011 £m	2010 £m
Debt securities and other eligible bills	63,610	59,629
Equity securities	5,413	5,811
Available for sale financial investments	69,023	65,440

i Loans and advances to banks and customers

	43,339,52	43,339,52
	2011 £m	2010 £m
Gross loans and advances to banks	46,837	37,847
Less: allowance for impairment	(45)	(48)
Loans and advances to banks	46,792	37,799

Gross loans and advances to customers	442,486	440,326
Less: allowance for impairment	(10,552)	(12,384)
Loans and advances to customers	431,934	427,942

j Derivatives financial instruments

	43,339,525	43,339,525	43,339,525
		Fair value
	Notional contract amount £m	Assets £m	Liabilities £m
Year ended 31 December 2011
Total derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,440)
Total derivative assets/(liabilities) held for risk management	243,534	3,658	(3,358)
Derivative assets/(liabilities)	43,339,525	538,964	(527,798)

Year ended 31 December 2010
Total derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)
Total derivative assets/(liabilities) held for risk management	240,353	1,733	(2,353)
Derivative assets/(liabilities)	48,757,557	420,319	(405,516)

k Called up share capital

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2011, comprised 2,342 million ordinary shares of £1 each (2010: 2,342 million).

Preference Shares

Barclays Bank PLC data

Notes to the accounts continued

The issued preference share capital of Barclays Bank PLC, as at 31 December 2011, comprised 1,000 sterling Preference Shares of £1 each (2010: 1,000); 240,000 Euro Preference Shares of €100 each (2010: 240,000); 75,000 Sterling Preference Shares of £100 each (2010: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2010: 100,000); 237 million US Dollar Preference Shares of US$0.25 each (2010: 237 million).

	12,092,	12,092,
Share capital	2011 £m	2010 £m
Called up ordinary share capital, alloted and fully paid
As at 1 January	2,342	2,342
As at 31 December	2,342	2,342
Called up preference share capital, allotted and fully paid as at 1 January and 31 December	60	60
Called up share capital	2,402	2,402

	12,09,,	12,09,,
Share premium	2011 £m	2010 £m
As at 1 January	12,092	12,092
As at 31 December	12,092	12,092

Sterling £1 Preference Shares

1,000 sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31 December 2004 at nil premium.

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

Euro Preference Shares

100,000 Euro 4.875% non-cumulative callable preference shares of €100 each (the 4.875% Preference Shares) were issued on 8 December 2004 for a consideration of € 993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium. The 4.875% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum on the amount of €10,000 per preference share until 15 December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.875% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2014, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a

Barclays Bank PLC data

Notes to the accounts continued

fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Sterling Preference Shares

75,000 Sterling 6.0% non-cumulative callable preference shares of £100 each (the 6.0% Preference Shares) were issued on 22 June 2005 for a consideration of £743.7m, of which the nominal value was £7.5m and the balance was share premium. The 6.0% Preference Shares entitle the holders thereof to receive Sterling noncumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 6.0% per annum on the amount of £10,000 per preference share until 15 December 2017, and thereafter quarterly at a rate reset quarterly equal to 1.42% per annum above the London interbank offered rate for three-month Sterling deposits.

The 6.0% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2017, and on each dividend payment date thereafter at £10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of US$100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of US$995.4m (£548.1m), of which the nominal value was US$10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of US$10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at US$10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

30 million US Dollar 6.625% non-cumulative callable preference shares of US$0.25 each (the 6.625% Preference Shares), represented by 30 million American Depositary Shares, Series 2, were issued on 25 and 28 April 2006 for a consideration of US$727m (£406m), of which the nominal value was US$7.5m and the balance was share premium. The 6.625% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 6.625% per annum on the amount of US$25 per preference share.

The 6.625% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on any dividend payment date at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

55 million US Dollar 7.1% non-cumulative callable preference shares of US$0.25 each (the 7.1% Preference Shares), represented by 55 million American Depositary Shares, Series 3, were issued on 13 September 2007 for a consideration of US$1,335m (£657m), of which the nominal value was US$13.75m and the balance was share premium. The 7.1% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.1% per annum on the amount of US$25 per preference share.

The 7.1% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15 December 2012, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

46 million US Dollar 7.75% non-cumulative callable preference shares of US$0.25 each (the 7.75% Preference Shares), represented by 46 million American Depositary Shares, Series 4, were issued on 7 December 2007 for a consideration of US$1,116m (£550m), of which the nominal value was US$11.5m and the balance was share premium. The 7.75% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.75% per annum on the amount of US$25 per preference share.

The 7.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15 December 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of US$0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11 April 2008 and 25 April 2008 for a total consideration of US$2,650m (£1,345m), of which the nominal value was US$26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of US$25 per preference share.

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15 June 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

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

The holders of the £91m 6% Callable Perpetual Core Tier One Notes and the US$681m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £81m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the US$533m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the £95m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the US$347m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

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

l Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation movements in 2011 of £1,607m (2010: £1,177m), including £598m (2010: £435m) associated with non-controlling interests, are largely due to the depreciation of the Rand, Euro and Indian Rupee against Sterling.

The impact of the currency translation reserve recognised in the income statement during the year was nil (2010: £279m), as the £23m loss from the disposal of Barclays Bank Russia was offset by other movements.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve increased £1,218m (2010: decreased £1,264m), largely driven by £2,581m gains from changes in fair value, offset by £1,557m of net gains transferred to the income statement after recognition of impairment on The Group’s investment in BlackRock, Inc.

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

Barclays Bank PLC data

Notes to the accounts continued

m Other shareholders’ equity

	2011 £m	2010 £m
As at 1 January	2,069	2,559
Tax credits	18	45
Other movements	(24)	(48)
Redemption	(1,415)	(487)
As at 31 December	648	2,069

Included in other shareholders’ equity are:

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

The remaining equity accounted reserve capital instruments were redeemed in full during 2011, resulting in a reduction in other shareholders’ equity of £1,415m.

n Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	2011 £m	2010 £m	2011 £m	2010 £m
Absa Group	401	362	2,861	3,208
Other non-controlling interests	29	29	231	259
Total	430	391	3,092	3,467

The decrease in Absa Group equity attributable to non-controlling interest to £2,861m (2010: £3,208m) is principally due to £583m depreciation of African currencies against Sterling and £162m of dividends paid, offset by retained profits of £401m.

o Dividends

	2011 £m	2010 £m
Dividends paid during the year
Final dividend	288	–
Interim dividend	355	235
Total	643	235

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Dividends per ordinary share for 2011 were 15p (2010: 10p). Dividends paid on the 4.75% €100 preference shares amounted to £408.27 per share (2010: £433.27). Dividends paid on the 4.875% €100 preference shares amounted to £412.64 per share (2010: £408.11). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2010: £600.00). Dividends paid on the 6.278% US$100 preference shares amounted to £394.48 per share (2010: £413.25). Dividends paid on the 6.625% US$0.25 preference shares amounted to £1.04 per share (2010: £1.09). Dividends paid on the 7.1% US$0.25 preference shares amounted to £1.11 per share (2010: £1.17). Dividends paid on the 7.75% US$0.25 preference shares amounted to £1.22 per share (2010: £1.28). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.28 per share (2010: £1.34).

Dividends paid on preference shares amounted to £467m (2010: £485m). Dividends paid on other equity instruments amounted to £72m (2010: £160m).

Barclays Bank PLC data

Notes to the accounts continued

p Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on pages 103 to 111.

The table below provides details of the Barclays Bank PLC Group at 31 December 2011 and 2010.

Regulatory Capital	2011 £m	2010 £m
Core Tier 1 Capital	43,040	43,240
Tier 1 Capital	50,447	53,729
Tier 2 Capital	16,063	15,823
Deductions from total Capital	(2,588)	(2,250)
Total Capital resources	63,922	67,302

Barclays Bank PLC data

Notes to the accounts continued

Key capital ratios
Core Tier 1	11.0%	10.9%	10.1%
Tier 1	12.9%	13.5%	13.0%
Total capital	16.3%	16.9%	16.6%

Capital Resources	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests) per balance sheet	62,078	59,174	55,925

Non-controlling interests per balance sheet	9,607	11,404	11,201
– Less: Other Tier 1 capital - preference shares	(6,235)	(6,317)	(6,256)
– Less: Other Tier 1 capital - Reserve Capital Instruments	–	(1,275)	(1,980)
– Less: Non-controlling Tier 2 capital	(573)	(572)	(547)
Other regulatory adjustments	(138)	(317)	(67)

Regulatory adjustments and deductions:
Own credit cumulative gain (net of tax)	(2,680)	(621)	(340)
Defined benefit pension adjustment	(1,241)	99	431
Unrealised losses on available for sale debt securities	555	340	83
Unrealised gains on available for sale equity (recognised as tier 2 capital)	(828)	–	(335)
Cash flow hedging reserve	(1,442)	(152)	(252)
Goodwill and intangible assets	(7,560)	(8,326)	(8,345)
50% excess of expected losses over impairment (net of tax)	(506)	(268)	(17)
50% of securitisation positions	(1,577)	(2,360)	(2,799)
Other regulatory adjustments	95	368	357
Less: Non Core Tier 1 capital issues included in shareholders’ funds	(6,515)	(7,937)	(8,427)
Core Tier 1 capital	43,040	43,240	38,632

Other Tier 1 capital:
Preference shares	6,235	6,317	6,256
Tier 1 notes[a]	530	1,046	1,017
Reserve Capital Instruments	2,895	6,098	6,724
			–
Regulatory adjustments and deductions:
50% of material holdings	(2,382)	(2,872)	(2,915)
50% tax on excess of expected losses over impairment	129	(100)	8
Total Tier 1 capital	50,447	53,729	49,722

Tier 2 capital:
Undated subordinated liabilities	1,657	1,648	1,350
Dated subordinated liabilities	15,189	16,565	15,658
Non-controlling Tier 2 capital	573	572	547
Reserves arising on revaluation of property	25	29	26
Unrealised gains on available for sale equity	828	–	335
Collectively assessed impairment allowances	2,385	2,409	2,443

Tier 2 deductions:
50% of material holdings	(2,382)	(2,872)	(2,915)
50% excess of expected losses over impairment (gross of tax)	(635)	(168)	(25)
50% of securitisation positions	(1,577)	(2,360)	(2,799)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,991)	(1,622)	(137)
Other deductions from total capital	(597)	(628)	(743)
Total regulatory capital	63,922	67,302	63,462

Note

a Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays Bank PLC data

Notes to the accounts continued

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £95m (2010: £14m) between Barclays PLC and Barclays Bank PLC is included in Head Office Functions and Other Operations of £85m and Barclays Capital of £10m ; and

–	the difference in total assets of £125m (2010: £393m) is represented by holdings of Barclays PLC shares held for employee share schemes.

r Related parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2011: 25 persons 2010: 27 persons, 2009: 29 persons) for the year ended 31 December 2011 amounted to £103.1m (2010 £122.0m, 2009: £30.1m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2011, to provide pension benefits for the Directors and Officers amounted to £0.4m (2010: £1.0m 2009: £0.7m).

Barclays Bank PLC data

Financial data

Selected financial statistics	2011%	2010%	2009%	2008%	2007%
Return on average shareholders’ equity[a]	5.7	6.8	6.5	12.1	14.5
Return on average total assets[b]	0.2	0.3	0.2	0.3	0.4
Average shareholders’ equity as a percentage of average total assets	4.0	4.0	2.9	2.0	2.2

Selected income statement data	£m	£m	£m	£m	£m
Continuing operations
Interest income	20,589	20,035	21,236	28,010	25,296
Interest expense	(8,393)	(7,517)	(9,567)	(16,595)	(15,707)
Non-interest income	20,927	19,696	18,256	9,975	11,948
Operating expenses	(20,772)	(19,967)	(16,712)	(13,387)	(12,096)
Impairment charges	(5,602)	(5,672)	(8,071)	(5,419)	(2,795)
Share of post-tax results of associates and joint ventures	60	58	34	14	42
Profit on disposal of subsidiaries, associates and joint ventures	(94)	81	188	327	28
Gain on acquisitions	–	129	26	2,406	–
Profit before tax from continuing operations	5,974	6,079	4,559	5,094	6,254
Profit for the year from discontinued operations, including gain on disposal	–	–	6,777	604	571
Profit attributable to equity holders of the Parent from:
Continuing operations	3,616	4,172	3,228	4,259	4,218
Discontinued operations	–	–	6,765	587	531

Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	65,170	62,641	58,699	43,574	31,821
Subordinated liabilities	24,870	28,499	25,816	29,842	18,150
Deposits from banks, customer accounts and debt securities in issue	586,897	580,400	534,803	603,869	506,623
Loans and advances to banks and customers	478,726	465,741	461,359	509,522	385,518
Total assets	1,563,402	1,490,038	1,379,148	2,053,029	1,227,583

Notes

a	Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.
b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

Barclays Bank PLC data

Financial data continued

Ratio of earnings to fixed charges – Barclays Bank Plc	2011	2010	2009	2008	2007
	(In £m except for ratios)
Ratio of earnings to fixed charges
Fixed charges
Interest expense	21,053	20,516	20,962	38,197	37,903
Rental expense	268	254	256	235	158
Total fixed charges	21,321	20,770	21,218	38,432	38,061
Earnings
Income before taxes and non-controlling interests	5,974	6,079	4,559	5,094	6,254

Less: unremitted pre-tax income of associated companies and joint ventures	(47)	(49)	(43)	(19)	(45)
	5,927	6,030	4,516	5,075	6,209
Fixed charges	21,321	20,770	21,218	38,432	38,061
Total earnings including fixed charges	27,248	26,800	25,734	43,507	44,270
Ratio of earnings to fixed charges	1.28	1.29	1.21	1.13	1.16

Ratio of earnings to fixed charges and preference shares – Barclays Bank Plc	2011	2010	2009	2008	2007
	(In £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	21,053	20,516	20,962	38,197	37,903
Rental expense	268	254	256	235	158
Fixed charges	21,321	20,770	21,218	38,432	38,061
Preference share dividends and similar appropriations	514	594	646	583	345
Total fixed charges	21,835	21,364	21,864	39,015	38,406
Earnings
Income before taxes and non-controlling interests	5,974	6,079	4,559	5,094	6,254
Less: unremitted pre-tax income of associated companies and joint ventures	(47)	(49)	(43)	(19)	(45)
	5,927	6,030	4,516	5,075	6,209
Fixed charges	21,835	21,364	21,864	39,015	38,406
Total earnings including fixed charges	27,762	27,394	26,380	44,090	44,615
Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.27	1.28	1.21	1.13	1.16

Index

Accounting
178	developments
176-179	policies
167	presentation
Allowance for impairment
210	notes to the accounts
67	risk management
16	Annual General Meeting
169	Annual Report and Accounts (approval)
Assets
146	by class of business
Auditors
168	reports
196	Available for sale investments
Balance Sheet
171	consolidated
Barclaycard
155	business analysis
147	business description
Africa Retail and Business Banking
153-154	business analysis
147	business description
Barclays Capital
157-158	business analysis
147	business description
Barclays Corporate
159-160	business analysis
147	business description
Barclays Wealth
161-162	business analysis
147	business description
Capital adequacy data
103-111	capital management and resources
143	capital ratios
Cash flow statement
173	consolidated
24-25	Citizenship
222	Competition and regulatory matters
56-58	Concentrations of credit risk
219-220	Contingent liabilities and commitments
Corporate governance
3-16	corporate governance report
5	attendance at board meetings
52-93	Credit risk
178	Critical accounting estimates and judgements
177	Currency of presentation
101	Currency risk

Derivatives and other financial instruments
80-81	credit risk
192-195	notes to the accounts
Directors and officers
21-23	biographies
27-38	emoluments
35-36	interests
244-246	notes to the accounts
17-20	Directors’ report
189	Dividends
189	Earnings per share
107	Economic capital
Employees
26	diversity and inclusion
26	involvement
12-13	Executive management structure
197-210	Fair value of financial instruments
191-192	Financial assets designated at fair value
196	Financial liabilities designated at fair value
132-166	Financial review
Europe Retail and Business Banking
151-152	business analysis
147	business description
Retail and Business Banking
149-156	business analysis
318	Glossary,
214-215	Goodwill
Head Office Functions and Other Operations
164	business analysis
147	business description
Impairment charges
182-183	notes to the accounts
59	risk management
Income statement
169	consolidated
214-215	Intangible assets
99-100	Interest rate risk
240	Investment in associates and joint ventures
Investment Management
163	business analysis
147	business description
133-136	Key performance indicators
210-211	Leasing
220-221	Legal proceedings

Liabilities
112-123	Liquidity risk
210	Loans and advances to banks
210	Loans and advances to customers
94-102	Market risk
251-254	Memorandum and Articles of Association
227-228	Non-controlling interests
Net fee and commission income
181	notes to the accounts
139	summary
Net interest income
180	notes to the accounts
139	summary
241-243	Off-balance sheet arrangements
Operating expenses
183-184	administration and general expenses
140	staff costs
140	summary
Ordinary shares, share premiums, and other equity
226	Called-up
174-175	Parent Company accounts (Barclays PLC)
Pensions
32	Directors
176-246	notes to the accounts
68	Potential credit risk loans
167	Presentation of information
212-213	Property, plant and equipment
218-219	Provisions
244-246	Related party transactions
27-38	Remuneration report
227	Reserves
146-164	Results by business
47-51	Risk factors
Risk Management
41-46	Barclays approach to risk management
47-51	principal risks
52-93	credit risk
94-102	market risk
103-111	funding risk – capital
112-123	funding risk – liquidity
124-126	operational risk
127-131	supervision and regulation
107	Risk weighted assets
211	Reverse repurchase and repurchase agreements including other similar lending and borrowing
240-241	Securitisation

Segmental reporting
146	by class of business
147	by geographical segments
230-232	Share based payments
247	Shareholder information
Statement of comprehensive income
170	consolidated
223-226	subordinated liabilities
Tax
229	bank payroll tax
142	tax contribution
51	tax risk
185-188	notes to accounts
185	UK bank levy
144	Total assets
191	Trading portfolio
UK Retail and Business Banking
149-150	business analysis
147	business description

Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our Head office as follows:

Director, Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

or, in the United States of America:

The Corporate Communications Department

Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019, USA

Registered and Head Office

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

ADR Depositary

JP Morgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0504

USA

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

Glossary of terms

‘ABCP’ Asset backed commercial paper; typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa’ The previously reported South African segment of Barclays PLC excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

‘ABX Indices’ A published index used in the valuation of sub-prime mortgage backed securities. Also known as the Asset Backed Securities Index.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Adjusted Gross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit gains, gains on debt buy-backs, loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Africa’ Geographic segment comprising countries where Barclays operates in Africa and the Indian Ocean.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa and the Indian Ocean.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ The sensitivity of annual earnings to shocks in market rates, at approximately 99th percentile for change over one year. For interest rates this equates to a 2% parallel shift in rates. For equity indices, it equates to a 25% change from one-year end to the next, or 15% from one-year end to the next year’s average.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Average LTV (Loan to Value) on new mortgages’ The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed year-to-date divided by total amount of appraised property value.

‘Average income per employee’ Total income net of insurance claims divided by the number of employees.

‘Backstop facility’ A standby facility, that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Bank’ Barclays Bank PLC.

‘Banking Book’ A regulatory classification consisting of all exposures which are not in the trading book. Banking book positions attract credit risk regulatory capital requirements (or deductions where required).

‘Barclays Business’ A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

‘Barclays Corporate’ A business unit that provides global banking services across 10 countries grouped into three regionally based businesses: UK, Europe (Spain, Italy, Portugal, France and Ireland) and Rest of World (India, Pakistan, Russia and the UAE).

‘Basel 2’ The second of the Basel Accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 2.5’ The update to the Basel framework which includes changes to capital and disclosure requirements for securitisation and market risk.

‘Basel 3’ The third of the Basel Accords. It has been developed in response to the financial crisis of 2008 and sets new requirements on composition capital, counterparty credit risk, liquidity and leverage ratios.

‘Basic Indicator Approach’ An approach for calculating the Operational Risk Capital Requirement, under the relevant FSA rules, equal to 15% of the three-year average of the sum of a firm’s net interest income and net non-interest income.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘BCBS’ Basel Committee of Banking Supervisors (‘BCBS’, or ‘The Basel Committee’), a forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Capital adequacy’ The Group manages its capital resources to ensure that those Group entities that are subject to local capital

Glossary of terms

adequacy regulation in individual countries meet their minimum capital requirements.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

‘Capital requirements’ Amount to be held by the bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO[2] securities represent investments in CDOs that have been securitised by a third party.

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

‘Collectively assessed impairment allowances’ Impairment is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commercial Paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are loans backed by a package of commercial real estate.

‘Commodity products’ Exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Compensation: income ratio’ Staff compensation based costs compared to total income.

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

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate income tax paid’ Tax paid during the year on taxable profits, including withholding tax deducted from income.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counterparty risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivative, repo and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ Impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD3’ The Third Capital Requirements Directive; EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD4’ The Fourth Capital Requirements Directive. Proposal for a Directive and an accompanying Regulation that together will (among other things) update EU capital adequacy and liquidity requirements and implement Basel 3 in the European Union.

‘CRD4 leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Credit derivatives’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit default swaps’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section - Credit Market Exposures.

‘Credit enhancements’ see ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see Loan Impairment) and impairment charges on available for sale asset and reverse repurchase agreements.

‘Credit market exposures (CME)’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

Glossary of terms

‘Credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

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

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See Credit Risk Loans above).

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt restructuring’ This is when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Delinquency’ See ‘Arrears’.

‘Dividend payout ratio’ Yearly dividends paid per share as a fraction of earnings per share.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Economic capital’ An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

‘Economic profit’ Profit attributable to equity holders of the Parent excluding amortisation of acquired intangible assets less a capital charge representing adjusted average shareholders’ equity excluding non-controlling interests multiplied by the Group cost of capital.

‘Egg’ The credit card portfolio acquired from Egg in 2011.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ Products linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity risk’ The risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe, including Russia.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Expected shortfall’ The average of all one day hypothetical losses in excess of DVaR.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

Glossary of terms

‘FirstPlus’ The second charge lending business included within the Barclaycard segment. Since September 2008, FirstPlus has been closed to new business.

‘Fitch’ A credit rating agency.

‘Fixed charge’ Security taken over a specific asset of a borrower to secure the repayment of a loan. In this arrangement the asset is signed over to the creditor and the borrower would need the lender’s permission to sell it. The lender also registers a charge against the asset which remains in force until the loan is repaid.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Funds and fund-linked products’ As used in Note 20 ‘Fair value of financial instruments’, this category includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Funded’ Exposures where the notional amount of the transaction is funded. Represents exposures where a commitment to provide future funding has been made and the funds have been released.

‘FX options/swaps’ As used in Note 20 ‘Fair value of financial instruments’, these products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Gross charge-off rates’ represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the year.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantees’ An undertaking by a third party to pay a creditor should a debtor fail to do so and is a form of credit substitution.

‘High Net Worth’ The business within the Wealth segment that provides banking and other services to high net worth customers.

‘Haircut’ The valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security.

‘Home Loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sales or cash advance transaction.

‘Interest rate products’ As used in Note 20 ‘Fair value of financial instruments’, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Internal Capital Adequacy Assessment Process (‘ICAAP’)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the FSA on a yearly basis. The ICAAP document summarises the Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal funds pricing’ The Group’s mechanism for pricing intra-group funding and liquidity.

‘Investment banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be received on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Leveraged finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Glossary of terms

‘Liability margin’ Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities, expressed as an annualised percentage.

‘London Interbank Offered Rare (LIBOR)’ A bench mark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Liquidity and Credit enhancements’ Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralisation. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Loan capital’ Part of capital, excluding equity capital employed that earns a fixed rate of interest instead of dividends, and must be repaid within a specified period, irrespective of financial position.

‘Loan impairment’ Charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) of new mortgage lending’ The ratio of all new mortgage balances disbursed in the period to the appraised property value relating to those mortgages

‘Loan to value ratio (LTV)’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Master netting agreements’ A contract that enables a bank to offset all credit and debt balances of the same customer or group of customers (or a range of designated accounts of the same customer) in the case of the customer’s default or bankruptcy, resulting in a reduced exposure.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Medium Term Notes (MTNs)’ Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

‘Moody’s’ A credit rating agency.

‘Monoline protection’ Protection against credit losses provided by a monoline insurer - an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as Credit Default Swaps (CDS) referencing the underlying exposures held.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income for Retail and Business Banking, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

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

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests less

Glossary of terms

goodwill and intangible assets, by the number of issued ordinary shares.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-performing loans’ A loan that is in default or close to being in default because interest or capital payments are not made on time.

‘Operational risk’ In the context of Risk Weighted Assets, a component of risk weighted assets that represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

‘Other credit products’ As used in Note 20 ‘Fair value of financial instruments’, these are products linked to the credit risk of a referenced entity, index or a basket. This category includes collateralised synthetic obligations (non-asset backed CDOs) and OTC derivatives. The OTC derivatives are namely, CDS single name; CDS index; CDS index tranche and Nth to default basket swaps (in which the payout is linked to one in a series of defaults, such as first-, second- or third to-default, with the contract terminating at that point).

‘Over the counter derivatives (OTC)’ Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (Credit Risk Loan) and PPL (Potential Problem Loan) balances. See CRL and PPL.

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

‘Point-in-time (PIT)’ Refers to credit risk measures which do not factor longer-term average risk characteristics of a credit asset.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims pending as at, and those after, 9 May 2011, following the Judicial Review proceedings.

‘Primary Stress Testing’ A stress of the key liquid, hedgeable risk factors for each of the major asset classes.

‘Prime’ Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime

Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ The amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Prior year compensation deferrals’ The accounting charge recognised for service delivered in the current period in respect of deferred incentives and long-term incentives awarded in previous years.

‘Private equity investments’ As used in Note 20 ‘Fair value of financial instruments’, private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

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

‘Product structural hedge’ An interest rate hedge which functions to reduce the economic impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

‘Project Merlin’ Encompasses statements made by the major UK banks (Barclays, HSBC, Lloyds Banking Group, RBS and Santander) and HM Government to demonstrate their clear and shared intent to work together to help the UK economy recover and grow, particularly with regard to promoting lending to business.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

Glossary of terms

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans and advances’ Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repurchase agreement (repo)/reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under FSA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Rest of World’ See Barclays Corporate.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

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

‘Retail Loans’ Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

‘Return on average shareholders’ equity’ Calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity for the year, excluding non-controlling interests.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the year, divided by average allocated equity for the year. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Calculated as profit after tax for the year divided by average risk weighted assets for the year.

‘Return on average tangible shareholders’ equity’ Calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity for the year, excluding non-controlling interests, goodwill and intangible assets.

‘Return on average tangible equity’ Calculated as profit after tax and non-controlling interests for the year, divided by average allocated tangible equity for the year. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, excluding goodwill and intangible assets.

‘Risk asset ratio’ A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Risk adjusted net interest margin’ Annualised net interest income less the income statement impairment charge on loans and advances, divided by total average customer assets for the relevant businesses.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien. See Risk Management section – Barclays Capital Credit Market Exposures.

‘Secondary Stress Testing’ A stress of illiquid risks, risks associated with structural positions and risks not otherwise captured within the stress framework.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘SIV-Lites’ Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

‘South Africa’ The operations of Africa RBB based in South Africa.

Glossary of terms

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

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

‘Standards and Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Structural currency exposures’ Foreign currency exposures arising from the net assets of overseas or otherwise non-sterling operations such as subsidiaries, associates, joint ventures and branches. The value of the net assets of these operations increases or decreases due to changes in sterling exchange rates, which may be mitigated by hedging.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

‘Structured Investment Vehicles (SIVs)’ SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

‘Structured notes’ A structured note is an investment which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

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

‘Sub-prime’ Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Tangible equity’ Equity adjusted for the deduction of intangible assets and goodwill.

‘Tax paid’ All amounts paid to taxation authorities during the year in respect of taxes borne and collected by the Group. This includes corporate income tax paid, taxes paid on behalf of employees, irrecoverable VAT and other taxes.

‘Through-The-Cycle (TTC)’ Refers to credit risk measures which seek to capture the average risk characteristics of a credit asset over a credit cycle.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 1 notes / Tier One Notes (TONS)’ Hybrid issued capital securities which are debt accounted. Under FSA rules, they qualify as other Tier 1 capital.

‘Tier 2 capital’ Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Trading Book’ A regulatory classification consisting of all positions in financial instruments or commodities which Barclays deems to be held with trading intent or to be hedging other instruments in the trading book. Trading book positions attract market risk and counterparty credit risk regulatory capital requirements (or capital deduction where required).

‘UK’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date starting with the 31 December 2011 balance sheet.

‘UK Retail and Business Banking (UK RBB)’ Is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘UK & Ireland’ See Barclays Corporate.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unfunded’ Exposures where the notional amount of the transaction is unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have not been released.

‘US Credit CARD Act’ Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act). Legislation signed into US law on 22 May 2009 to provide changes to credit card industry practices in the US including significantly restricting credit card issuers’ ability to change interest rates and assess fees to reflect individual consumer risk, change the way payments are applied

Glossary of terms

and requiring changes to consumer credit card disclosures. The majority of the provisions became effective in February 2010.

‘US economic sanctions’ US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others.

‘Value at Risk (VaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

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

Date March 30, 2012	Barclays PLC
(Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 30, 2012	Barclays Bank PLC
(Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

2.1	Long Term Debt Instruments: Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of either Barclays PLC’s or Barclays Bank PLC’s total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.0	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.1	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.2	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.4	Rules of the Barclays PLC Executive Share Award Scheme – Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.5	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008

4.6	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.7	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19th, 2008)

4.8	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19th, 2008)

4.9	Rules of the Barclays Group Share Value Plan – Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.10	Rules of the Barclays PLC Long Term Incentive Plan incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.11	Service Contract – Robert E. Diamond Jr (incorporated by reference to the 2010 Form 20-F filed on March 21, 2011)

4.12	Contract of Employment – Christopher Lucas (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.13	Appointment Letter – Alison Carnwath (incorporated by reference to the 2010 Form 20-F filed on March 21, 2011)

4.14	Appointment Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.15	Appointment Letter – Marcus Agius (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.16	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.17	Appointment Letter – David Booth (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.18	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26th, 2008)

4.19	Appointment Letter – Simon Fraser (incorporated by reference to the 2008 Form 20-F filed on March 24th, 2008)

4.20	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19, 2010)

4.21	Indemnity Letter – Robert E. Diamond Jr (incorporated by reference to the 2010 Form 20-F filed on March 21, 2011)

4.22	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.23	Indemnity Letter – John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.24	Term sheet for Barclays PLC Warrants (incorporated by reference to the 2008 Form 20-F filed March 24th, 2008)

4.25	Amended and Restated Stock Purchase Agreement, dated as of June 16, 2009, by and among Barclays Bank PLC, Barclays PLC (solely for the purposes of Section 6.16, Section 6.18 and Section 6.24) and BlackRock, Inc. (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

4.26	Stockholder Agreement, dated as of December 1, 2009, by and among BlackRock, Inc., Barclays Bank PLC and Barclays BR Holdings S.à r.l. (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

7.1	Ratios of earnings to fixed charges. The calculations can be found in the Barclays Bank PLC financial data on page 314 of the Form 20-F.

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays Bank PLC financial data on page 314 of the Form 20-F.

8.1	List of subsidiaries

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.