Form 20-F
period 2012-12-31
BARCLAYS PLC; BARCLAYS BANK PLC /ENG/
filed 2013-03-13
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

American Depository Shares, each representing four 25p ordinary shares	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*

American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*

American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*

American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

iPath® Dow Jones – UBS Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Short Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Short Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NYSE Arca

iPath® US Treasury Flattener ETN	NYSE Arca

iPath® US Treasury 2-year Bull ETN	NYSE Arca

iPath® US Treasury 2-year Bear ETN	NYSE Arca

iPath® US Treasury 10-year Bull ETN	NYSE Arca

iPath® US Treasury 10-year Bear ETN	NYSE Arca

iPath® US Treasury Long Bond Bull ETN	NYSE Arca

iPath® US Treasury Long Bond Bear ETN	NYSE Arca

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta S&P GSCI®-Weighted ETN	NYSE Arca

iPath® Pure Beta Cocoa ETN	NYSE Arca

iPath® Pure Beta Coffee ETN	NYSE Arca

iPath® Pure Beta Cotton ETN	NYSE Arca

iPath® Pure Beta Sugar ETN	NYSE Arca

iPath® Pure Beta Aluminum ETN	NYSE Arca

iPath® Pure Beta Copper ETN	NYSE Arca

iPath® Pure Beta Lead ETN	NYSE Arca

iPath® Pure Beta Nickel ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® Seasonal Natural Gas ETN	NYSE Arca

iPath® Pure Beta Agriculture ETN	NYSE Arca

iPath® Pure Beta Grains ETN	NYSE Arca

iPath® Pure Beta Softs ETN	NYSE Arca

iPath® Pure Beta Industrial Metals ETN	NYSE Arca

iPath® Pure Beta Energy ETN	NYSE Arca

iPath® Pure Beta Livestock ETN	NYSE Arca

iPath® Pure Beta Precious Metals ETN	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NYSE Arca

iPath® US Treasury 5-year Bear ETN	NYSE Arca

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (II)	NYSE Arca

iPath® GEMS IndexTM ETN	NYSE Arca

iPath® GEMS Asia 8 ETN	NYSE Arca

iPath® Asian and Gulf Currency Revaluation ETN	NYSE Arca

iPath® S&P MLP ETN	NYSE Arca

Barclays ETN+ S&P 500® Dynamic VEQTOR™ ETN	NYSE Arca

Barclays ETN + Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN + Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN+ Shiller CAPETM ETNs	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	12,242,633,551
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	237,000,000
	$100 preference shares	100,000

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

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable
3	Key Information
	A.	Selected financial data	166, 168, 305-306
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	72-79
4	Information on the Company
	A.	History and development of the company	31, 262 (Note 38)-263 (Note 39), 307, 348, 364
	B.	Business overview	i (Market Data), 1-4, 154-160, 172*, 199-202 (Note 1), 214-217 (Note 15), 245-246 (Note 30)
	C.	Organizational structure	262 (Note 38)
	D.	Property, plants and equipment	232-233 (Note 20), 234-235 (Note 23)
4A	Unresolved staff comments		Not applicable
5	Operating and Financial Review and Prospects
	A.	Operating results	124, 154-160, 166-188, 199-272 (critical accounting policies, estimates & judgement)
	B.	Liquidity and capital resources	86-87, 105, 126-150, 170, 196, 214-217 (Note 15), 247-250 (Note 31), 250 (Note 32), 263-265 (Note 40), 288-290, 297-301, 353
	C.	Research and development, patents and licenses, etc.	Not applicable
	D.	Trend information	–
	E.	Off-balance sheet arrangements	265-267 (Note 41)
	F.	Tabular disclosure of contractual obligations	331*
	G.	Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A.	Directors and senior management	35-37, 320-321
	B.	Compensation	39-68, 257-261 (Note 37), 268-270 (Note 43),
	C.	Board practices	6-37, 50
	D.	Employees	38, 175, 177, 179, 181, 183, 184, 187, 188
	E.	Share ownership	39-68, 61-62, 254-256 (Note 36), 268-270 (Note 43), 324-325*
7	Major Shareholders and Related Party Transactions
	A.	Major shareholders	319
	B.	Related party transactions	268-270 (Note 43), 246, 361 (Note p)
	C.	Interests of experts and counsel	Not applicable
8	Financial Information
	A.	Consolidated statements and other financial information	30, 191-272, 304-310, 347-361
	B.	Significant changes	272 (Note 46)
9	The Offer and Listing
	A.	Offer and listing details	305
	B.	Plan of distribution	Not applicable
	C.	Markets	305-306
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10	Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	307-310
	C.	Material contracts	15, 31, 50, 58, 250 (Note 32)
	D.	Exchange controls	314
	E.	Taxation	311-314
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	314
	I.	Subsidiary information	262 (Note 38)
11	Quantitative and Qualitative Disclosure about Market Risk		80-153, 274-303
12	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable

	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable

	D.	American Depositary Shares	315-316
13	Defaults, Dividends Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures
	A.	Disclosure controls and procedures	320*
	B.	Management’s annual report on internal control over financial reporting	33-34
	C.	Attestation report of the registered public accounting firm	191
	D.	Changes in internal control over financial reporting	34
16A	Audit Committee Financial Expert		20
16B	Code of Ethics		318, Exhibit 11.1
16C	Principal Accountant Fees and Services		23, 317 (External auditor objectivity and independence: Non-Audit Services), 271 (Note 44)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		250 (Share Repurchase), 32
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		318
17	Financial Statements		Not applicable (See Item 8)
18	Financial Statements		Not applicable (See Item 8)
19	Exhibits		Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Barclays PLC and Barclays Bank PLC 2012 Annual Report on Form 20-F

The term ‘Barclays PLC Group’ or the ‘Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’, ‘Parent Company’ or ‘Parent’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively and ‘C$m’ and ‘C$bn’ represent millions and thousands of millions of Canadian dollars respectively.

Unless otherwise stated, the income statement analyses compare the 12 months to 31 December 2012 to the corresponding 12 months of 2011 and balance sheet comparisons, relate to the corresponding position at 31 December 2011. Unless otherwise stated, all disclosed figures relate to continuing operations. Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 367-378. A hard copy can be provided on request by contacting Barclays Investor Relations, Barclays PLC, 1 Churchill Place, London E14 5HP.

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

However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document are:

–	Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures. A reconciliation of IFRS and Adjusted profit/(loss) before tax is presented on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted profit/(loss) after tax represents profit/(loss) after tax excluding the post-tax impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. A reconciliation is provided on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted profit/(loss) after tax and non-controlling interests represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit/(loss) after tax and non-controlling interests. A reconciliation is provided on page 326;

–	Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs. A reconciliation is provided on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs and gain/(loss) on disposal of the strategic investment in BlackRock, Inc. A reconciliation is provided on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for the sale of interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted other net income/(expense) represents other net income/(expense) excluding gains and losses on acquisitions and disposals. A reconciliation is provided on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., the provision for PPI redress, provision for the sale of interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 326 for the Group and on pages 327-329 for each business;

–	Adjusted compensation: net operating income ratio represents compensation: net operating income ratio excluding the impact of own credit, gains on debt buy-backs and gain on disposal of strategic investment in BlackRock, Inc. A reconciliation is provided on page 326 for the Group;

–	Adjusted basic earnings per share represents adjusted profit after tax and non-controlling interests (set out on page 326) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

–	Adjusted return on average shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 326) divided by average equity. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity;

–	Adjusted return on average tangible shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 326) divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity;

–	Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 326), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

–	Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders equity, is presented on page 132;

–	Adjusted effective tax rate is a non-IFRS measure representing the tax charge on adjusted profit/(loss) before tax. The comparable IFRS measure is effective tax rate, which represents the tax charge on profit/(loss) before tax;

–	Total incentive awards granted are non-IFRS measures as they represent incentive awards granted as opposed to the income statement charge, which reflects the charge for employees actual services provided to the Group during the relevant calendar year. These non-IFRS measures have been presented as they provide a consistent basis for comparing the bonus pool between financial periods. A reconciliation of total incentive awards to the income statement charge for performance costs is provided on page 46;

–	Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) are calculated according to definitions and methodologies detailed in the standards provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for the calculation of the LCR ratio in January 2013 (‘Basel 3: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The results of both the December 2010 and January 2013 guidelines have been included in the report. The LCR and NSFR metrics are regulatory ratios that are not yet finalised in local regulations and, as such, represent non-IFRS measures. These definitions and methodologies used to calculate the metrics are subject to further revisions ahead of their respective implementation dates and our interpretation of these calculations may not be consistent with other financial institutions.

–	Pro forma risk weighted assets (RWAs), pro forma Common Equity Tier 1 (CET1) ratio on both a transitional and fully loaded basis and the CRD IV leverage ratio are regulatory measurements that are not yet required to be disclosed and, as such, represent non-IFRS measures. They have been calculated on the basis of our current interpretation of the new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (known as CRD IV), including transitional provisions in line with the FSA’s statement on CRD IV transitional provisions in October 2012, assuming they were applied as at 1 January 2013. The methodologies for calculating these measurements are not yet finalised: they are subject to further revisions ahead of their implementation date and our interpretation of these calculations may not be consistent with other financial institutions. For more information on the calculation of these measurements and the impacts of Basel 3, see pages 130-134. See pages 131-132 for information on our Core Tier 1 and RWAs, calculated on the basis that currently applies to the Group under applicable regulatory requirements.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under IFRS and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition, a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (the ‘LSE’) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

Market and other data

This document contains information, including statistical data, about certain Barclays markets and its competitive position. Except as otherwise indicated, this information is taken or derived from Datastream and other external sources. Barclays cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as Barclays.

Use of Internet addresses

This document contains inactive textual addresses of internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

About Barclays

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

Our focus

Under the leadership of Antony Jenkins, as CEO, Barclays commenced a Strategic Review in the fourth quarter of 2012, and the outcome of the review was announced in February 2013. The review is part of a long-term programme to transform the culture and performance of Barclays over the next three to five years, which we refer to as the Transform Programme.

Barclays Strategic Review concluded that we will:

¡	Focus solely on activities that support customers and clients in geographic markets and businesses where Barclays has scale and competitive advantage

¡	Focus investment in the UK, US and Africa, while maintaining an appropriate presence across Europe and Asia to support our global investment banking franchise

¡	Restructure Barclays European retail operations to focus on the mass-affluent customer segment

¡	Reposition Barclays European and Asian Equities and Investment Banking Division businesses to reflect the market opportunities and maintain a relevant proposition for our clients

¡	Close the Structured Capital Markets business unit

¡

Manage Risk Weighted Assets (RWAs) more efficiently through a run-off of legacy assets in Europe and the Investment Bank and invest in high-return businesses such as UK mortgages, Barclaycard and Wealth and Investment Management

¡	Reduce total costs significantly across the Group by operating more efficiently

Our goal

Becoming the ‘Go-To’ bank

Our goal is to build not only a sustainable, trusted business, but a business which customers and clients consider as the first choice for answers and solutions – their ‘Go-To’ bank.

Customers and clients will benefit from our focus on doing business in the right way, putting them firmly in the centre of all that we do.

In coming years, we will re-establish Barclays as a benchmark brand which our colleagues will value throughout their careers.

For Barclays and our shareholders, ‘Go-To’ means a more efficient way of doing business and developing deeper relationships that sustainably improve return on shareholder investment.

How Barclays does business

Our objective is to create and deliver long term sustainable value for all our stakeholders – in the right way.

We fulfil our purpose by delivering the fundamental functions of a bank to our customers and clients for which we receive interest income and/or fees.

Our competitive advantage

Barclays competitive advantage is created by the scale and diversity of our businesses and the quality, character and relationships of our people.

Scale and diversity allow us to build sustainable businesses by delivering operational excellence, investing in innovation, managing our risks and allocating scarce resources, including capital, efficiently across our portfolio of businesses. Our people allow us to cultivate deeper relationships with our customers and clients by bringing the best of Barclays to each.

As we refresh our goal, purpose and values and rebalance our objectives across multiple stakeholders, we believe we can become the bank of choice for people regardless of the transaction they are looking to make.

I 1

About Barclays continued

How our Group creates value

Barclays operates a universal banking model through which we seek to build strong and stable relationships with our customers and clients by meeting a wide range of their needs across different locations. These multi-dimensional strategies allow Barclays to offer a greater range of products and services and achieve both a smoother income stream and sustainable returns.

Our Retail and Business Banking businesses operate in a regional model, focusing on delivering targeted solutions to individuals and small businesses. Barclaycard, the Investment Bank, Corporate Banking and Wealth and Investment Management leverage their offerings to provide comprehensive solutions across borders.

Where possible, we have encouraged Group functions to take advantage of synergies through the sharing of ideas and collaboration from cross-functional working groups.

How our businesses create value

Business type	Primary income source	Description

Retail and Business Banking	Interest and fee income	We accept customer deposits in exchange for interest payment. We lend these funds, for an interest charge, to individuals and businesses looking to grow and make meaningful contributions to the economy.

Barclaycard	Interest income and transaction fees	We facilitate and simplify the flow of funds between customers and businesses for a small percentage of the transaction and, in the case of credit cards, we earn interest income on credit balances.

Investment Bank	Trading income and fee income	We provide clients with financial and transaction advice, assistance with capital raising, trade execution and risk management for which we earn trading and fee income.

Corporate Banking	Interest and fee income	We provide clients with banking, cash management and financing services, in exchange for interest and fees, to facilitate growing businesses’ ability to conduct business domestically and internationally.

Wealth and Investment Management	Interest and fee income	We help affluent customers grow and protect their wealth through advisory and investment services, for which we earn a fee, and private and international banking, on which we earn interest.

The Group is structured around the following businesses:

UK Retail and Business Banking (UKRBB)

UKRBB is our UK-based high street retail bank network and brand presence for the Group. UKRBB provides customer referrals for Barclaycard, Wealth and Investment Management and Corporate Banking; and retail banking platforms and infrastructure.

UKRBB has over 15 million personal customers, one million of whom are classified as mass-affluent and serves over 750,000 businesses. Our strategy is to develop and deliver simple and transparent products, run on scalable infrastructure and we invest heavily to try to enhance our customers’ experiences.

In October, Barclays agreed to acquire the deposits, mortgages and business assets of ING Direct UK and the transaction completed in March 2013. It is a good fit with our existing business and will be integrated into UKRBB.

We have put the customer in control by developing services and propositions that they can personalise to suit their needs. Our new current account proposition, Features Store, allows customers to tailor their banking relationship across a range of free and paid for features, whilst over 400,000 customers have taken advantage of the ability to personalise their debit card.

Barclays Mobile Banking app, Pingit and Text Alerts were launched with the aim of making customers’ lives much easier. These services help people to do their everyday banking, track payments and to send and receive money at any time, wherever they are. We also changed to a customer service based incentive scheme for our frontline staff, to ensure that our customers remain at the heart of our business.

Europe Retail and Business Banking (Europe RBB)

Europe RBB offers a full range of banking, investment and insurance products tailored to meet our customers’ financial needs. We provide services to over 1.5 million retail customers and businesses in Europe.

Within our customer base, we focus on the mass-affluent segment and offer a differentiated proposition. Our business leverages the expertise of Barclays other Retail and Business Banking franchises to benefit our client base as well as to exploit synergies across our non-retail European businesses.

In 2012, we took advantage of the expertise of our other Retail and Business Banking franchises to better serve customers and made good progress against our long term vision of making our customers’ lives much easier. For instance, we simplified some of our most manual customer processes and launched mobile banking to allow customers in Spain, Italy and France to access their accounts on the move.

We also introduced a system into our French network that allows staff to quickly determine a customer’s investment profile and monitor their portfolios in real time. This system saves time, improves customer service and enhances our oversight over advisory services.

2 I

Africa

Barclays in Africa comprises a local Retail and Business Bank, along with a local presence for Barclays global businesses – Barclaycard, Corporate Banking, Investment Bank and Wealth and Investment Management. Africa provides the Group with emerging market exposure and a promise of growth. Together, we serve over 14.3 million customers and clients across 12 countries.

In 2012, we consolidated our Barclays Africa and Absa banking operations into a single management structure. In 2013, subject to the receipt of regulatory approvals, the majority of Barclays Africa businesses and Absa will be brought under one legal entity to create a leading pan-African financial services business.

Our One Africa strategy focuses on broadening services in leading markets and investing in new geographies.

As part of our goal to make customers and clients lives much easier, we continued to drive innovation, for example, by rolling out several new online banking services to customers across Africa.

We deployed our global, regional and local capabilities to the benefit of our corporate clients in landmark deals, such as the partnership of Kenya Airways and Barclays Bank of Kenya with Visa to relaunch an airline co-branded credit card. Other major deals included the inaugural $0.5bn Zambia Sovereign benchmark issuance, that was 20 times oversubscribed; and project financing of $1.5bn for ExxonMobil/NNPC to develop 27 oil wells in Nigeria.

Life insurance products have been launched in Botswana, Mozambique, Zambia and Ghana via our bancassurance model, through the Barclays branch network. Two new Islamic banking products have been launched in Kenya by leveraging Group capabilities and synergies.

Barclaycard

Barclaycard provides the Group with exposure to the fast growing global payments industry and is an important source of new relationships to Barclays for both individual and business customers.

We serve 29 million retail and business customers across the world, including the United Kingdom, United States, Germany, South Africa through Absa Card and Norway, Sweden and Denmark through the EnterCard joint venture.

Barclaycard is investing in core consumer cards issuing to gain share in all markets, rebalancing towards high-return business payments and continuing to lead in payment innovation to meet evolving customer needs.

Barclaycard received numerous awards in 2012, including the Moneyfacts: Best Card Provider 2012 award in the UK and Forrester Voice of the Customer award in the US.

We have a heritage of innovation, starting from the launch of the first credit card in the UK in 1966. Since 2011, Barclaycard has launched several new products to meet evolving customer needs, including Freedom and Cashback consumer cards in the UK, Google Adwords for UK SMEs, Barclaycard Plus for online consumer spending in Germany and the world’s first social media credit card, Barclaycard Ring in the US.

Digital payments are a major part of our innovation and in 2012 we enabled over 750,000 mobile phones to make payments (using PayTag) across three countries and helped increase contactless transactions by over 250% year on year in the UK.

I 3

About Barclays continued

Investment Bank

Barclays integrated universal banking model, with a presence in 50 countries, allows us to meet the needs of our clients by connecting capabilities from across the Group. The Investment Bank aims to be the ‘Go-To’ bank for corporate and institutional clients, providing them with the products and services they need to invest, grow and manage risk.

Through our client-focused flow business we provide diversity of income and risk to the Group and are able to deliver market execution services for retail, wealth and corporate customers.

Our Investment Banking Division provides a full suite of banking services to corporations, governments and institutions worldwide. Services include arranging and underwriting debt and equity issuance, providing advice on mergers and acquisitions, corporate finance and restructurings, making active markets for securities across global debt and equity exchanges and delivering strategic risk management solutions.

Our Markets team provides execution and risk management across the full range of asset classes including equity and fixed income, currency and commodity (FICC) products.

We facilitate client transactions on stock, options and futures exchanges globally and provide prime brokerage services, including clearing, financing and securities lending, to institutional clients. We are active market-makers for securities across every asset class, helping to provide liquidity to the world’s financial markets.

We also provide access to derivative products allowing organisations to hedge exposure to movements in interest rates, currencies and commodity prices.

A combined Markets team was established October 2012, integrating our FICC, Equities and Distribution divisions. This new structure will enable us to deliver more joined up solutions for our clients, and deliver greater synergies across product groups and trading and distribution teams.

Our global, multi asset Research team delivers actionable ideas and innovative products to our clients, partnering with them to help ensure they make informed investment decisions. Our expertise in debt, equity and economic research provides our clients with impartial, insightful advice on global and regional companies, markets and topics.

Our clients include multi-national corporates, sovereign governments and supranational bodies and financial institutions, including banks, pension funds and insurance firms.

We help corporate clients to achieve growth and job creation in the real economy, governments to deliver their stability and growth plans, and institutions to meet the long term investment needs of their clients.

In 2012, we were once again recognised for the strength of our client focus and were awarded Best US Investment Bank and Best UK Investment Bank by Euromoney.

Note

a Source: Charterhouse Research based on 2,076 interviews with companies turning over between £5m and £1bn carried out in Q4 2012.

Corporate Banking

Corporate Banking is an integral part of Barclays universal banking offering. We help over 40,000 corporations achieve their ambitions. This includes multinational corporates and financial institutions globally, and domestic corporations in the UK and South Africa. Corporate Banking has stable revenues and is self-funded.

We work closely with clients to fully understand their business and build long term, broad-based relationships. As a result, in the UK no other bank achieved a higher rating for overall client satisfactiona.

We continue to strive for ever better client servicing, and in 2012 a Global Corporates team was established jointly between Corporate Banking and the Investment Bank. The objective is to strengthen existing client relationships and provide more corporate banking solutions to the treasuries of our largest multinational clients.

In 2012 we launched the new Cash Management offering, Pingit for Corporates, providing clients with more efficient and convenient ways to manage payments. We also continued to invest in our client servicing model.

We continue to focus on products that are important to our clients, and therefore invest in our Cash Management and Trade Finance capabilities. Key initiatives are underway, and in 2012, we launched our cash management platform Barclays.net, and invested in Trade Finance hubs in key locations. We are also in the process of enhancing an integrated Corporate Banking offering with Absa across Africa.

Wealth and Investment Management

Wealth and Investment Management (W&IM) provides a full range of wealth management services to affluent and high-net-worth clients globally, including banking, credit, investments and advisory services.

We will be the ‘Go-To’ wealth manager for clients by helping them to better understand, organise and invest their wealth.

We believe the best way to support clients is to have deep knowledge of their full financial position. Amongst other techniques, we use the principles of behavioural finance to tailor investment and structuring solutions for each client through use of our proprietary Financial Personality Assessment tool.

In addition to providing comprehensive wealth management services to affluent and high-net-worth clients, we bring the best of all areas of Barclays to these clients, be it retail, business, corporate or investment banking.

2012 marked the third year of W&IM’s five year strategic investment programme, known as Project Gamma, to transform our business through improvements to client experience and productivity. It continues to progress well, with 2012 seeing continued improvement in both these areas.

In 2012 we launched a new digital client portal, which allows clients to self-serve more effectively, when and how they prefer. In addition, we initiated more detailed client reporting, voice biometrics for identification purposes, an upgraded portfolio management and construction tool, a more streamlined onboarding of new clients and quicker and simpler credit applications.

4 I

Governance

The governance process of Barclays and reports from each of the Board Committees presenting how the Board support the delivery of the strategy.

06	Corporate governance report
07	Leadership
12	Effectiveness
20	Accountability
28	Relations with Shareholders

30	Directors’ report

35	Board of Directors

38	People

39	Remuneration report
39	Statement from the Chairman of the Board Remuneration Committee
41	Remuneration policy for all employees
43	2012 incentives
48	Directors’ remuneration policy
53	Implementation of Directors’ remuneration in 2012
59	Remuneration Committee
61	Additional remuneration disclosures
63	Statutory remuneration disclosures

I 5

Corporate governance report

Dear Shareholder

This is my first report to you, as Chairman, on corporate governance at Barclays. I joined the Board with effect from 1 September 2012, succeeding Marcus Agius as Chairman on 1 November 2012. The context for my appointment was, as is well-known, the changes to the Board in the wake of the announcement in June 2012 of penalties relating to the industry-wide investigation into the setting of interbank offered rates. That announcement, and the events that followed, inevitably dominated the second half of the year and the after effects continue to influence the Board’s agenda.

What is meant by corporate governance?

Taking a step back, what is meant by corporate governance? The UK Corporate Governance Code (the Code) is based on the widely-accepted definition of corporate governance as ‘the system by which companies are directed and controlled. Boards of directors are responsible for the governance of their companies.’ The Code makes clear that corporate governance is about what the board of a company does and how it sets the company’s values. That is something that has been brought into sharp focus for Barclays during 2012. Barclays has a well-defined and well-structured corporate governance framework in place to support the Board’s aim of achieving long term and sustainable shareholder value. But however robust the framework, it is imperative that it is supported by the right culture, values and behaviours, both at the top and throughout the entire organisation. In 2012, Barclays faced much criticism of the values and behaviours it has demonstrated. We are unanimous as a Board that we must accept this criticism and seek ways in which we can do better in future, with the aim of achieving a leadership position amongst our industry peers. I regard the independent review of Barclays business practices, led by Anthony Salz, which we announced in July 2012, and the work instigated by Antony Jenkins on culture and values as part of the Transform Programme, as providing a solid foundation on which we can build and move forward to become best in class. You will read more about each of these important initiatives elsewhere in the Annual Report and, later in this corporate governance report, Sir Michael Rake, Deputy Chairman and Senior Independent Director, reports on how Board governance responded to the LIBOR announcement.

How is good governance achieved?

Good and effective corporate governance is also very much dependent on the skills and experience of individuals on the Board and how well they work together as a whole to achieve long term value for shareholders. A great deal is demanded and expected of our Directors, particularly given the systemic importance of financial institutions such as Barclays to the global economy and the impact we have on the societies in which we operate. As Chairman, I am responsible for the effective performance of the Board and, in that regard, one of my areas of focus since joining the Board has been to ensure that we have a strong and well-functioning Board, comprised of individuals not only with the right abilities in terms of technical or business experience, but with the personal qualities required to be effective stewards of the business and the dedication and commitment to the company, particularly in times of stress. I was closely involved in the process to appoint a new Chief Executive and I am confident that, in appointing Antony Jenkins, we have the right person to lead the company, to deliver our strategy of becoming the ‘Go-To’ bank and to implement the significant cultural and behavioural changes that we, as a Board, want to achieve. I have also sought to reinforce the non-executive presence on the Board and to ensure that the Board is both balanced and diverse. We have revisited the range of skills and competencies that we require around the Board table and these are set out on page 18 below. The Board needs to have non-executive Directors with financial services experience but also access to other skills and experiences, particularly in the management of culture and cultural change. Tim Breedon and Diane de Saint Victor have joined the Board as non-executive Directors since I joined the Board and I anticipate that we will make further appointments during the course of 2013.

How is risk management being enhanced?

In looking at the corporate governance structures in place, it is clear to me that Barclays has been well served by having, for many years, a Board Risk Committee focused on credit, counterparty, market, capital and liquidity risk. However, a major source of losses for Barclays and all banks in recent years has been from operational risk and, in particular, mis-selling of financial products. We need to strengthen Board-level governance over these areas in 2013 and accordingly, we have created a Board Conduct, Reputation and Operational Risk Committee. Its responsibilities will include governance over operational risk, conduct risk, reputation matters and Barclays corporate responsibility strategy. It will subsume the current Board Citizenship Committee.

How do Board Committees support good governance?

The report that follows describes how Barclays applied the principles of the Code during 2012. Board Committees play a crucial role in the effectiveness of our corporate governance framework and Sir Michael Rake and David Booth report below on the activities of the Board Audit Committee and Board Risk Committee respectively. And Sir John Sunderland reports separately in the Remuneration Report on how the Board Remuneration Committee has overseen remuneration policy, how we link remuneration to our strategy and to long term outcomes and how we ensure that we are not incentivising inappropriate risk-taking.

What are the priorities for 2013?

We are determined as a Board and as a company to make progress during 2013 and to do everything in our power to regain the trust of our stakeholders: our commitment to implementing the recommendations of the Salz Review is affirmation of our determination.

Sir David Walker

Chairman

5 March 2013

6 I

Corporate governance report

Leadership

The role of the Board

The principal responsibility of the Board is to promote the long term success of Barclays by creating and delivering sustainable shareholder value. The Board leads and provides direction for management by setting strategy and overseeing its implementation by management. The Board seeks to ensure that, while the ultimate focus is long term growth, management also delivers on short term objectives, striking the right balance between the two. In setting and monitoring the execution of Barclays strategy, consideration is given to the impact that those decisions will have on Barclays obligations to various stakeholders, such as shareholders, employees, suppliers and the community in which Barclays operates as a whole.

The Board is also responsible for ensuring that an effective system of internal control is maintained and that management maintains an effective risk management and oversight process across the Group, so that growth is delivered in a controlled and sustainable way. In addition, the Board is responsible for determining and promoting Barclays collective vision of its purpose, values, culture and behaviours.

Specific key decisions and matters have been reserved for approval by the Board. These include decisions on the Group’s strategy, approval of risk appetite, capital and liquidity matters, major acquisitions, mergers or disposals, Board membership, financial results and governance issues, including the approval of the corporate governance framework. A full formal schedule of matters specifically reserved to the Board can be found on Barclays website at Barclays.com.

Corporate Governance Framework

Board Enterprise Wide Risk Committee

A Board Enterprise Wide Risk Committee was established at the end of January 2013.

Notes

a	Known as the Board Financial Risk Committee with effect from 31 January 2013.
b	Known as the Board Conduct, Reputation and Operational Risk Committee with effect from 31 January 2013.

The names of the Directors and their full biographical details, including the skills and experience they each bring to the Board, can be found on pages 35-37.

To assist the Board in carrying out its functions and to ensure there is independent oversight of internal control and risk management, the Board has delegated certain responsibilities to Board Committees, which are comprised of independent non-executive Directors and, in some cases, the Chairman. The Chairman of each Board Committee reports to the Board on the matters discussed at Board Committee meetings. Each Board Committee has agreed Terms of Reference approved by the Board, which can be found on Barclays website.

More information on the role of the Board and its Committees can be found in ‘Corporate Governance in Barclays’, which is available online at Barclays.com

I 7

Corporate governance report

Leadership continued

Roles

Role of the Chairman	The Chairman is responsible for the overall operation and governance of the Board. Sir David Walker, the Chairman, provides leadership and manages the Board to ensure that Barclays satisfies its legal, regulatory and stewardship responsibilities. The Chairman sets the Board’s agenda, in consultation with the Group Chief Executive and Company Secretary, taking full account of the issues and concerns of Board members. Board agendas are structured to allow adequate and sufficient time for the discussion of the items on the agenda, in particular, strategic matters. The Chairman is also responsible for facilitating and encouraging active engagement and appropriate challenge by Directors, particularly on matters of risk and strategy or other major proposals, by drawing on Directors’ skills, experience and knowledge.

It is the responsibility of the Chairman to ensure effective communication with shareholders and other stakeholders and to ensure that members of the Board develop and maintain an understanding of the views of major investors and other key stakeholders. Details of how Barclays engages with its shareholders and other stakeholders can be found on pages 28-29.

The full role profile for the Chairman can be found in Barclays Charter of Expectations, which is available on Barclays website.

Sir David Walker is also Chairman of the Board Corporate Governance and Nominations Committee and the Board Citizenship Committee. He is a member of the Board Remuneration Committee and, although not a member, will attend a number of the Board Audit and Board Risk Committee meetings each year to observe the Committees in action and assess their effectiveness.

Role of the Group Chief Executive

The Group Chief Executive, Antony Jenkins, has responsibility for recommending the Group’s strategy to the Board and for implementing the strategy agreed by the Board, making and implementing operational decisions and managing the business day-to-day.

The Board has delegated this responsibility to him and he is accountable to the Board. He is supported by the Executive Committee, which he chairs.

Role of the non-executive Directors

Non-executive Directors are independent of management. Their role is to effectively and constructively challenge management and monitor the success of management in delivering the agreed strategy within the risk appetite and control framework set by the Board.

They are also responsible for exercising appropriate oversight through scrutinising the performance of management in meeting agreed goals and objectives and monitoring performance.

Role of the Senior Independent Director

Sir Michael Rake is Deputy Chairman and Senior Independent Director. He was appointed as Deputy Chairman in July 2012, at the height of events following the LIBOR announcement, having been Senior Independent Director since October 2011. As Senior Independent Director, Sir Michael’s role is to provide a sounding board for the Chairman and provide support for the Chairman in the delivery of his objectives. He also serves as a trusted intermediary for the Directors, when necessary. He is available to shareholders should the occasion arise where there is a need to convey concerns to the Board other than through the Chairman or the Group Chief Executive. The Senior Independent Director is also expected to work with the Chairman and other Directors or shareholders, as required, where the stability of the Board or Barclays is threatened.

During 2012, Sir Michael Rake played a significant role in the wake of the announcement of penalties relating to the industry-wide investigation into the setting of interbank offered rates. Subsequent to the announcement of the resignation of Marcus Agius as Chairman, Sir Michael was in contact with shareholders and other relevant stakeholders, including Barclays regulators, to understand their views and concerns relating to the LIBOR announcement and the resignation of the Chairman. Further meetings and discussions were held with shareholders and other stakeholders after the ensuing announcement of the resignation of Bob Diamond as Chief Executive. As Deputy Chairman, Sir Michael Rake has taken a lead role in the Board’s governance response to the LIBOR announcement and he reports on that on page 11.

Company Secretary

The Company Secretary, Lawrence Dickinson, works closely with the Chairman, the Group Chief Executive and the Board Committee Chairmen in setting the annual forward calendar of agenda items for the meetings of the Board and its Committees. He also ensures that accurate, timely and appropriate information flows within and to the Board, the Board Committees and between the Directors and senior management in general.

Board and Board Committee meeting papers are delivered a week before the meeting via a secure electronic system, which can be accessed by Directors using tablet computers. After each meeting, the Chairman meets with the Company Secretary to agree actions to be followed up and to discuss the effectiveness of the meeting. Details of the role of the Company Secretary and the support provided to the Board can be found in Barclays Charter of Expectations.

Full role profiles for the non-executive Directors and Senior Independent Director can be found in Barclays Charter of Expectations.

8 I

How the Board operates

The Board meets regularly and there are eight scheduled meetings each year, including an annual strategy meeting. When necessary, and if circumstances dictate, additional Board meetings are held. In 2012, there were 15 additional meetings held at short notice to discuss matters such as changes to Board composition, issues arising from the LIBOR announcement, taxation matters and corporate transactions. In total, the Board met 23 times during the year. The Chairman met privately with the non-executive Directors before each scheduled Board meeting to discuss any matters they wished to raise at the meeting.

Where Directors are unable to attend meetings, usually because of illness or long-standing prior engagements, they are encouraged to give the Chairman their views or comments on the matters to be discussed. Following the meeting, the Chairman or the Company Secretary briefs any Director not present on the discussions and any decisions taken. Details of Board meeting attendance in 2012 can be found in the table below. During the year, the non-executive Directors met the time commitment specified in their letters of appointment and committed significantly more time during the period of stress Barclays experienced in July and August 2012.

Attendance
	Independent	Scheduled meetings eligible to attend	Additional meetings eligible to attend
Group Chairman
Marcus Agius (to 31 October 2012)	On appointment
Sir David Walker (from 1 September 2012) [c]	On appointment
Executive Directors
Robert E Diamond (to 3 July 2012) [b]	Executive Director
Antony Jenkins (from 30 August 2012)	Executive Director
Chris Lucas [b]	Executive Director
Non-executive Directors
David Booth [b]	Independent non-executive Director
Tim Breedon (from 1 November 2012)	Independent non-executive Director
Alison Carnwath (to 24 July 2012) ab	Independent non-executive Director
Fulvio Conti ab	Independent non-executive Director
Simon Fraser	Independent non-executive Director
Reuben Jeffery [b]	Independent non-executive Director
Sir Andrew Likierman [b]	Independent non-executive Director
Dambisa Moyo [b]	Independent non-executive Director
Sir Michael Rake [b]	Independent non-executive Director
Sir John Sunderland [b]	Independent non-executive Director
Lawrence Dickinson Secretary

 Attended      Did not attend

Notes

a  Unable to attend a scheduled meeting owing to a prior commitment.

b  Unable to attend certain additional meetings held at short notice owing to prior commitments.

c  Appointed to the Board with effect from 1 September 2012 and as Chairman with effect from 1 November 2012.

Corporate Governance in Barclays

All of our corporate governance practices have been brought together in one document, Corporate Governance in Barclays. This framework provides the basis for promoting the highest standards of corporate governance in Barclays. Corporate Governance in Barclays is available on our website, Barclays.com.

Charter of Expectations

The role profiles, responsibilities, time commitments, key competencies and behaviours we expect of our Directors, together with the key indicators of high performance, are set out in our Charter of Expectations, which is available on our website, Barclays.com.

I 9

Corporate governance report

Leadership continued

Board balance and diversity

Balance of non-executive and executive Directors

Board gender balance

Length of tenure of non-executive Directors

Industry/background experience[a]

1	Financial services	6
2	Accountancy/financial expert	2
3	Political/regulatory contacts	5
4	Current or recent Chairman/CEO	4
5	International (US)	2
6	International (Europe)	2
7	International (RoW)	1
8	Retail/marketing	1

Note

a  Individual Directors may fall into one or more categories.

Geographical mix of non-executive Directors

Board activity in 2012

The Board’s agenda in 2012 was dominated by the changing regulatory environment and, in the latter half of 2012, by consideration of the future direction and shape of the business and its culture and values in light of both the external environment and in the aftermath of the LIBOR announcement. Key activities for the Board during the year included:

¡	reviewing strategic options open to the Group in its different business areas in light of the regulatory and economic environment.

¡	receiving updates from each of Barclays principal businesses and discussing their progress against agreed strategy.

¡	discussing the implications of a statement by HMRC concerning the repurchase of debt by Barclays.

¡	considering and approving the sale of Barclays interest in BlackRock, Inc.

¡	discussing and agreeing Barclays ‘One Africa’ strategy, involving the combination of the majority of Barclays operations in Africa with Absa.

¡	considering the announcement of penalties relating to the industry-wide investigation into the setting of interbank offered rates and the subsequent events.

¡	discussing changes in the composition of the Board, including approving the appointment of a new Chairman and a new Chief Executive.

¡	reviewing a report on compliance and internal audit lessons learned from the LIBOR incident.

¡	discussing and reviewing progress of the work implemented by Antony Jenkins as part of the Transform Programme, including a review of business performance, costs, funding and liquidity matters and a discussion of Barclays purpose, values and behaviours.

¡	considering and approving Barclays risk appetite, liquidity risk appetite and the Group’s capital plan.

¡	receiving regular updates on global economic conditions and regulatory developments and the outlook for the industry.

During 2012, the Board held two informal meetings with representatives from the FSA to ensure that all Directors had the opportunity to hear first-hand from Barclays principal regulator and exchange views. The chart on page 18 illustrates how the Board allocated its time during 2012.

Priorities for 2013

In 2013, the Board’s priority will be providing oversight of and challenge to the progress of delivery of the actions and financial and non-financial commitments Barclays has made as part of its Strategic Review, which were announced in February 2013.

10 I

Board governance –

responding to the LIBOR announcement

In response to the announcement in June 2012 and subsequent events, the Board set up three specific sub-committees of the Board, chaired by me in my capacity as Deputy Chairman and Senior Independent Director.

LIBOR Employee Investigation Review Committee

The purpose of this Committee, which comprised me, Sir John Sunderland and Marcus Agius, who was succeeded following his retirement by Sir David Walker, was to provide a level of Board oversight in respect of the review of the conduct of certain current and former employees in relation to LIBOR. The Committee’s role was to satisfy itself that proper processes had been followed and that outcomes were appropriate. To assist the Committee in fulfilling this responsibility, the Committee appointed an independent adviser, John Turnbull from Linklaters LLP, who reviewed the scope and methodology of the review and the resulting outcomes.

We met four times during the second half of 2012 to consider the progress of the review and the outcomes. At the conclusion of the review, 13 current employees were subject to disciplinary action, including 5 who were dismissed. In total, deferred compensation amounting to £24.6m was clawed back from 15 current and former employees as a result of the review. This excludes any sums voluntarily surrendered by individuals. The Board Remuneration Committee considered the wider application of claw back and further details are in the Remuneration Report. The Committee was satisfied that a thorough and fair process was conducted and that the outcomes of the review were appropriate in each individual case. This view was supported by our independent adviser.

Business Practices Review Committee

The Business Practices Review Committee comprises me, David Booth and Sir John Sunderland and was established following Barclays announcement in July 2012 that Anthony Salz would conduct an independent review of Barclays business practices (the Salz Review). The purpose of the Committee is to oversee the progress of the Salz Review and report to the Board on progress, to consider any recommendations arising from the Salz Review and to oversee any action to be taken as a result. The Committee met twice in the second half of 2012 to check on the progress of the review and has held further meetings in early 2013. The Committee will meet again to discuss the recommendations of the Salz Review and Barclays response, which are due to be published prior to the 2013 AGM. In addition to the formal meetings of the Committee, I have also met with Anthony Salz directly on a number of occasions.

Regulatory Investigations Committee

In the fourth quarter of 2012, the Board established a Regulatory Investigations Committee comprising me, Antony Jenkins, Sir John Sunderland and Sir David Walker. The primary purpose of this Committee is to oversee certain regulatory investigations, to consider the findings of those investigations and to direct the scope and conduct of those investigations as appropriate, including directing and overseeing any remediation activities and considering whether any disciplinary action is required in respect of any Barclays employee. The Committee met four times in 2012 and will continue to meet in 2013. The Committee has appointed an independent external adviser, John Turnbull from Linklaters LLP, to assist it in its deliberations. Sir David Walker assumed chairmanship of the Committee in early 2013.

Sir Michael Rake

Deputy Chairman and Senior Independent Director

I 11

Corporate governance report

Effectiveness

Board composition, qualification and independence

The composition, experience and balance of skills on the Board are regularly reviewed to ensure that there is the right mix on the Board and its committees and that they are working effectively. There are currently 13 Directors on the Board, which comprises an independent Chairman, two executive Directors and ten independent non-executive Directors. The current members of the Board have a wide range of skills and experience. Diversity, including gender diversity, is important for a Board to be effective. A chart showing the gender representation on the Board can be found on page 10. More information on Barclays Board diversity policy can be found on page 19.

The balance of the Board is illustrated on page 10

Director independence

The Board Corporate Governance and Nominations Committee and the Board consider and review the independence of each non-executive Director on an annual basis as part of the Directors’ performance evaluation. In carrying out the review, consideration is given to factors such as length of tenure and the ability of the Director to provide objective challenge to management. The behaviours that the Board considers to be essential indicators of independence are set out in Barclays Charter of Expectations. Following the annual review for 2012, the Board concluded that each of the non-executive Directors reviewed continues to demonstrate those behaviours and is considered by the Board to be independent.

Directors’ external activities and conflicts of interest

Directors have a statutory duty to avoid situations in which they have or may have interests that conflict with those of Barclays, unless that conflict is first authorised by the Directors. This includes potential conflicts that may arise when a Director takes up a position with another company. Barclays Articles of Association allow the Board to authorise such potential conflicts, and there is in place a procedure to deal with any actual or potential conflict of interest. The Board deals with each appointment on its individual merit and takes into consideration all the circumstances. Prior to taking on additional responsibilities or external appointments, Directors are obliged to obtain authorisation and it is their responsibility to ensure that they will be able to meet the time commitment expected of them in their role at Barclays. All potential conflicts approved by the Board are recorded in an Interests Register, which is reviewed on an annual basis by the Board Corporate Governance and Nominations Committee to ensure that the procedure is working effectively. Following a review of the Interests Register in early 2013, the Committee concluded that all the potential conflicts as registered have been considered thoroughly and appropriately.

Executive Directors may take up only one FTSE 100 non-executive directorship and are allowed to retain any fees they receive for such appointments. Antony Jenkins and Chris Lucas do not hold any such directorships.

Director re-election

With the exception of Sir Andrew Likierman, who will be standing down at the Company’s Annual General Meeting (AGM) to be held on 25 April 2013, all Directors including Sir David Walker, Antony Jenkins, Tim Breedon and Diane de Saint Victor, who were all appointed since the last AGM, will each submit themselves for re-election at the AGM. Biographical details of each of the Directors, together with details of their skills and experience, may be found on pages 35-37. Following a rigorous performance evaluation of each Director and the Board as a whole, excluding recent appointees Diane de Saint Victor and Tim Breedon, all Directors are considered by the Board to be fully effective.

For more detailed information on Board evaluation please see pages 16-17

Succession planning and Board appointments

The Board recognises the need to ensure that the Board and executive management are always well resourced, with the right people in terms of skills and experience to deliver the Company’s strategy. Board composition is regularly reviewed to ensure the Board is refreshed progressively. Factors considered include length of tenure, background, experience, including industry and geographical experience, and diversity.

The length of tenure of the current non-executive Directors and their geographical experience and background is illustrated on page 10

The Board Corporate Governance and Nominations Committee is responsible for both executive and non-executive Director succession planning and recommends new appointments to the Board.

More details on the role of the Board Corporate Governance and Nominations Committee are given on pages 18-19

In July 2012, the Company announced that Marcus Agius would resign as Chairman and that a successor was being sought. Following a search, led by Sir John Sunderland with the assistance of MWM Consulting, an external search agency, Sir David Walker was appointed as a non-executive Director with effect from 1 September 2012 and succeeded Marcus Agius as Chairman with effect from 1 November 2012. Following the resignation of Bob Diamond in July 2012, a search for a new Group Chief Executive commenced, led by the then Chairman, Marcus Agius and with the close involvement of the then Chairman-designate, Sir David Walker and the Deputy Chairman, Sir Michael Rake. The search was conducted with the assistance of Spencer Stuart, an external search agency. Antony Jenkins was subsequently appointed as a Director and as Group Chief Executive with effect from 30 August 2012. Sir John Sunderland and Sir David Walker report on the search for a new Chairman and a new Group Chief Executive, respectively, on the following pages.

Tim Breedon was appointed as a non-executive Director with effect from 1 November 2012, having been identified in early 2012 as a potential candidate by the Board Corporate Governance and Nominations Committee itself, which had concluded there was a need to appoint a current or recent Chief Executive to the Board. Diane de Saint Victor was appointed as a non-executive Director with effect from 1 March 2013, having been identified as a potential candidate by MWM Consulting. Both were assessed against the required skills and competencies that the Board Corporate Governance and Nominations Committee had identified as being desirable. Tim was previously Chief Executive of Legal & General Group plc and has over 25 years experience of working in the insurance industry. He brings to the Board a significant knowledge of regulatory issues and a wealth of financial services experience in addition to his experience as a chief executive. Diane is General Counsel of ABB and has a background in legal and regulatory matters and in leading cultural change. Her experience will bring a valuable perspective to the Board as the Transform Programme is implemented and Barclays new Purpose and Values are embedded.

The external agencies named above have no other connection with Barclays other than to provide executive recruitment services.

12 I

Appointing a new Chairman

Following the resignation of Marcus Agius as Chairman in July 2012, the Board asked me to take the lead in finding a successor. An external search agency was briefed on the essential and desirable experience and personal attributes required for the role, which were agreed beforehand by the Board. It was clear to us that we needed to appoint an experienced chairman, with financial services experience and strong governance credentials, who could provide the Board with effective leadership and who would command the respect of both fellow Directors and external stakeholders. Given the resignation of Bob Diamond as Chief Executive, the Board was committed to appointing a new Chairman as quickly as possible. It was clear that any incoming Chief Executive would need to know the identity of the new Chairman given the pivotal importance of their relationship to the effectiveness of the Board. It was also clear that, given the events of 2012, the minimum time commitment required of the Chairman would increase from roughly 60% of a full-time role to 80% of a full-time role.

A long list of candidates, both internal and external, was reviewed and discussed by the non-executive Directors during July, with the list being narrowed to a shortlist of two candidates. Both candidates then had individual meetings with each non-executive Director and with Chris Lucas, Group Finance Director, and feedback on each candidate was obtained. I also took soundings on the candidates from a number of stakeholders, including Barclays principal regulators and certain major institutional shareholders. The non-executive Directors met a number of times to provide feedback on their meetings with each candidate and to discuss the personal references.

Our unanimous view was that Sir David Walker was the right candidate to be appointed as Chairman of Barclays. Sir David has significant experience in financial services, coupled with a wealth of experience as both a director and as a chairman. He has an impeccable reputation for governance, with an excellent understanding and experience of UK boardroom and corporate governance issues and the role of a chairman. The Board approved Sir David’s appointment as a non-executive Director and as Chairman-designate in early August and he subsequently joined the Board with effect from 1 September 2012, succeeding Marcus Agius as Chairman with effect from 1 November 2012.

I am delighted that we were able to quickly secure the services of Sir David as Chairman: he commands great respect within the financial services industry and has brought immense experience, integrity and knowledge to the role.

Sir John Sunderland

Independent non-executive Director

I 13

Appointing a new Group Chief Executive

The process to appoint a new Group Chief Executive was initially led by my predecessor, Marcus Agius, in conjunction with Sir Michael Rake, the Deputy Chairman, and other members of the Board Corporate Governance and Nominations Committee, although I was closely involved from the announcement of my appointment as Chairman-designate in early August 2012.

An external search firm was engaged to identify candidates against the role specification and the skills, experience and personal qualities the Board had agreed were essential and desirable for the role of Group Chief Executive. An extensive list of global, potential candidates was reviewed, with a shortlist of candidates, both internal and external, put forward to the Board for discussion during July 2012. After meetings between several candidates and the then Chairman, the Deputy Chairman and the Group HR Director, the candidate list was narrowed further to three potential candidates, who each then met individually with me and with Barclays non-executive Directors.

The non-executive Directors on the Board met in mid-August 2012 to allow Directors to provide feedback on their meetings with each candidate. It became clear from our discussions that Antony Jenkins was the candidate that best fit the role requirements and had the vision required to take Barclays forward, with the support of the Board and the Executive Committee. I approached a number of our key stakeholders, including some of our major shareholders and representatives of our principal regulators, to discuss the proposed appointment and to gauge their views. A sub-committee of the Board, comprising Marcus Agius, Sir Michael Rake and Sir John Sunderland, was appointed with delegated authority to finalise the terms of the appointment, which was announced on 30 August 2012.

I am pleased that we were able to implement such a thorough and rigorous process and settle the leadership of Barclays quickly from a strong field of candidates.

Sir David Walker

Chairman

14 I

Corporate governance report

Effectiveness continued

Executive Directors service contracts and non-executive Directors’ terms of appointment

On appointment, executive Directors are given a one year rolling service contract. The Chairman and the non-executive Directors have a letter of appointment that sets out the terms and conditions of their Directorship, including the fees payable and the expected time commitment. Each non-executive Director is expected to commit a minimum of 20 days per annum to the role. Additional time commitment is required to fulfil roles as Board Committee members and/or Board Committee chairmen, as applicable. On average, the time commitment of non-executive Directors is in the range of 30–36 days per annum, although they typically devote considerably more time to Barclays duties and did so during 2012, particularly in connection with the search for a new Chairman and a new Chief Executive.

Board induction and professional development
Induction	Professional development

Newly appointed Directors are provided with a bespoke induction programme to further their understanding and their knowledge of Barclays, its operations and staff. The Chairman, with the support of the Company Secretary, is responsible for the induction of new Directors and for the ongoing professional development of all Directors. Induction programmes are tailored to each new Director, depending on the experience and background of the Director. For example, on his appointment to the Board, Sir David Walker’s induction programme took into account his later role as Chairman and included the following items:

¡   an induction pack providing background information on Barclays operations and policies;

¡   sessions with each of the executive Directors and members of the Executive Committee;

¡  meetings with the senior executives responsible for each of the Group’s principal businesses, including the Investment Bank, Retail and Business Banking, Wealth and Investment Management and Africa, focusing on the challenges and opportunities faced by each business;

¡  meetings with key personnel in central support functions, including compliance, corporate development, finance, risk management, citizenship and sustainability, internal audit and corporate affairs; and

¡   meetings with key external stakeholders, such as major institutional shareholders and regulators.

This initial induction programme will be supplemented with a programme of business visits over a period of 12 – 18 months, including visits to selected UK and overseas operational centres.

Barclays offers a programme of ongoing professional development for existing Directors. Personal development logs are maintained for each non-executive Director, which record external and internal briefings and other events that each attends, such as internal management conferences. During 2012, non-executive Directors attended briefing sessions on Long Term Incentive Plans and on the Investment Bank’s fixed income and prime services businesses. They also attended sessions demonstrating the use of new technology in Barclays branch network. Members of the Board Audit Committee attended briefing sessions on algorithmic trading and members of the Board Risk Committee attended briefing sessions on operational risk and on the Investment Bank’s balance sheet. Directors are asked for input on potential topics for ongoing professional development, which informs the planned programme.

In addition to the above, independent professional advice is available to the Directors at Barclays expense. During 2012, an independent adviser was engaged to advise the LIBOR Investigation Employee Review Committee and the Regulatory Investigations Committee.

An annual review of Barclays Director induction and development programmes is carried out by the Board Corporate Governance and Nominations Committee to ensure that they are appropriate and fit for purpose. More information on Barclays Board induction and ongoing Director development can be found in ‘Corporate Governance in Barclays’.

I 15

Corporate governance report

Effectiveness continued

Evaluation Statement
A summary of the Board’s progress against the actions arising from its 2011 Board Effectiveness Review can be found below:
Theme	Action Taken

Ensuring that the Board continues to have an appropriate range and balance of skills, experience and diversity

Board composition is reviewed regularly. In 2012, a revised skills matrix was developed against which the Board Corporate Governance and Nominations Committee assessed the current composition of the Board and identified the skills and experience to be sought in new appointments. Appointments were made to the Board and to Board Committees during 2012 to maintain the balance of skills required. A renewed emphasis was given to gender diversity on the Board following the departure of Alison Carnwath and Diane de Saint Victor joined the Board in early 2013.

Continuing to develop an appropriate process for succession planning for key Board and senior executive management positions

Executive succession planning, including succession planning for Board and Executive Committee roles, was a regular agenda item for the Board Corporate Governance and Nominations Committee during 2012. During 2012, a revised approach to talent management and the outcomes of a review of succession planning for senior strategic roles were presented to the Board Corporate Governance and Nominations Committee.

Enabling the Board to have greater interaction with Executive Committee members to gain an enhanced understanding of the challenges and opportunities they face in their businesses

There has been greater interaction between the Board and members of the Executive Committee, by way of presentations to the Board on the evening before Board meetings, followed by dinners over which key issues are discussed in greater depth. The Board also visited Barclays operations in New York twice during 2012, to gain first-hand experience of Barclays US businesses.

Ensuring that the Board has visibility of talent amongst senior executive management

Three senior talent events took place in 2012, which enabled the Board to meet and interact with senior executives at the level below Executive Committee in order to increase the Board’s visibility of potential future leaders.

Continuing to ensure that timely and high-quality information flows to the Board and to Board Committees

A weekly update note from the Group Chief Executive is circulated to Board members, covering key issues and developments, including regulatory matters, trading and senior appointments. This provides up-to-date information to Directors outside the formal Board meeting reports.

Increasing use has been made of a secure electronic system to deliver meeting papers and other information to Directors securely and quickly via tablet computers.

16 I

Evaluation of Board performance

To improve the effectiveness of the Board and its Committees, as well as that of each individual Director, a formal and rigorous Board review is undertaken on an annual basis. This review has been externally facilitated since 2004. This formal process enables the Board to monitor trends in responses to questions and track progress made against action plans. On an annual basis, Barclays approach to Board evaluation is benchmarked against the practices of other companies in the FTSE 20 to ensure that Barclays remains at the forefront of best practice. The Board Corporate Governance and Nominations Committee is responsible for overseeing the process and for monitoring any action plans on behalf of the Board.

For 2012, the Board evaluation process was conducted by Egon Zehnder International (Egon Zehnder), who used a short questionnaire covering similar themes to previous years’ evaluations, although the main part of the evaluation process took the form of structured interviews with Directors and members of the Executive Committee. While Egon Zehnder is an executive search agent, it did not undertake any Barclays Board searches during the year and the Board believes that it provides an impartial and objective board evaluation service.

The 2012 Board evaluation reviewed the events of 2012, in particular, those culminating in the resignations of Marcus Agius and Bob Diamond. The voting at Barclays 2012 AGM was also considered as part of the evaluation process and Egon Zehnder held interviews with a selection of Barclays major shareholders. The substantial changes in the Board in 2012 inevitably complicated the performance evaluation process, but key themes were identified and form the basis of the action plan for 2013 as follows:

¡	Enhancing the relationship between the Board and the Executive Committee following changes in both Board and Executive Committee composition in 2012;

¡	Ensuring that the working relationship between the Chairman and CEO is strong in recognition of the critical importance of this relationship to the effectiveness of the Board as a whole;

¡	Ensuring that the Board has greater line of sight into the views of key stakeholders. Informal meetings with Barclays regulators have started and will continue, in both the UK and US;

¡

Rebuilding trust with stakeholders with regard to Barclays remuneration policy, particularly in light of voting at the 2012 AGM. Extensive consultation took place with stakeholders during 2012 and will continue into 2013;

¡

Ensuring that an appropriate balance of skills, experience and diversity on the Board is maintained. Two new non-executive Directors have been recently appointed and further appointments are envisaged in 2013;

¡	Further improving the quality of information flows to the Board to achieve an appropriate balance between data and analysis; and

¡	Enhancing succession planning for key Board positions, in particular, continuing to ensure that the Board builds its knowledge and understanding of the depth of talent in the business.

I 17

Corporate governance report

Effectiveness continued

Board Corporate Governance and Nominations Committee Report

  “It is essential that the Board and its

  Committees are properly constituted

  and balanced in terms of skills,

  experience and diversity.”

    Sir David Walker

    Chairman, Board Corporate Governance

    and Nominations Committee

Member	Independent	Meetings eligible to attend
Sir David Walker Chairman[a] (from 1 September 2012)	On appointment
Marcus Agius (to 31 October 2012)	On appointment
David Booth	Yes
Alison Carnwath (to 24 July 2012)	Yes
Sir Michael Rake	Yes
Sir John Sunderland	Yes

Lawrence Dickinson Secretary

Attended Did not attend

  Note

     a   Member of the Committee since 1 September 2012,

          becoming Chairman from 1 November 2012.

Committee composition, skills and experience

In addition to the Chairman, there are three non-executive Directors on the Committee, being the Chairmen of the main Board Committees. The names of the members of the Committee are set out opposite, together with attendance at meetings in 2012. The Group Chief Executive also attends each meeting, although is not involved in decisions relating to Chief Executive succession.

Committee responsibilities and how they were discharged in 2012

The Committee is responsible for reviewing the composition of the Board and Board Committees to ensure they are properly constituted and balanced in terms of skills, experience and diversity. In addition to this, it:

¡	recommends to the Board the appointment of new Directors;

¡	considers succession plans for the Chairman, Executive and other key positions, such as roles on the Executive Committee and other senior roles;

¡	monitors corporate governance issues and developments to ensure that Barclays is in line with best practice guidelines; and

¡	agrees and monitors the annual Board Effectiveness Review and tracks any actions arising.

The Committee’s full terms of reference are available on the corporate governance section of Barclays website.

The Committee met four times in 2012, including an additional meeting solely to review and discuss Board composition. The chart below shows how the Committee allocated its time. In 2012, the Committee focused primarily on Board composition and succession planning for roles below the Board level. Key activities undertaken by the Committee in 2012 were:

Board composition

¡

reviewing the structure, size and composition of the Board and the principal Board Committees, looking at the need to refresh the Board and at the balance and diversity of skills and experience on the Board. In reviewing the composition of the Board, a skills analysis was carried out using a revised skills matrix agreed by the Committee in 2012, which set out the core competencies and skills that it would be desirable to have on the Board, such as financial services, experienced chief executives from other companies and industries, accountancy, retail and marketing and experience of the main geographic markets in which Barclays operates, along with the target weightings for each. Following a review of the composition of the Board, the Committee approved the appointment of Tim Breedon as a non-executive Director with effect from 1 November 2012 and the appointment of Diane de Saint Victor as a non-executive Director with effect from 1 March 2013.

¡	carried out a review of progress against Board diversity targets and discussed and agreed a Board Diversity Policy, recommending it to the Board for its approval.

¡

considered and recommended changes to Board Committee composition during the year. The Committee recommended the appointment of David Booth to the Board Remuneration Committee with effect from 1 July 2012 to provide cross-membership between the Board Remuneration and Board Risk Committees. Drawing on reviews by the Committee, the Board as a whole considered and approved the appointment of Sir John Sunderland as Chairman of the Board Remuneration Committee, recommended the appointment of Tim Breedon as a member of the Board Risk Committee and Board Remuneration Committee and the appointment of Sir David Walker as a member of the Board Remuneration Committee and as a member and Chairman of the Board Corporate Governance and Nominations Committee and Board Citizenship Committee.

18 I

Succession planning

¡	discussed succession planning for the position of Chief Executive and for the Executive Committee and reviewed potential candidates for these roles;

¡	reviewed the Group’s succession and talent management programme below Board level;

¡	reviewed and discussed the processes, overall methodology and contingency plans in place for senior strategic roles; and

¡	received updates on Barclays graduate recruitment and training programme, including an update on gender diversity.

Corporate governance

¡	reviewed Barclays corporate governance disclosures in the 2011 annual report and considered the proposed disclosures for the 2012 annual report;

¡	reviewed and discussed Barclays approach to Board and Committee induction and development;

¡	received updates on significant corporate governance developments in the UK and EU and how these might impact Barclays;

¡	carried out an annual review of the Directors’ Interests Register to ensure that an effective process for authorising conflicts is in place and authorised conflicts have been dealt with appropriately;

¡	reviewed and discussed issues raised at corporate governance meetings held with institutional investors and investor bodies; and

¡	reviewed the effectiveness of the Committee and proposed changes to its terms of reference following a review against best practice.

Board effectiveness

¡

discussed and approved the proposed actions to be taken in response to the findings of the 2011 Board Effectiveness Review. The Committee also reviewed reports on the status of the action plan to monitor the progress being made;

¡

reviewed the status of actions being taken in response to the findings of the FSA’s review of Barclays Board governance as part of its Core Prudential Programme, on which it reported in early 2012; and

¡	reviewed the market for board effectiveness facilitators and agreed to re-appoint Egon Zehnder.

Statement on diversity policy

Board diversity, in particular, gender diversity, continues to be a topic of much discussion. The Board believes that diversity is important for board effectiveness. However, diversity is much more than the issue of gender, and includes diversity of skills, experience and background. In response to Lord Davies’s report on Women on Boards, Barclays published a Board Diversity Policy in April 2012, which sets out Barclays approach to diversity on the Board. The Board Diversity Policy can be found in the Corporate Governance section of Barclays website. All Barclays Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. Nevertheless the Board is aiming to ensure that at least 20 per cent of the Board is made up of women by the end of 2013 and for that position to have exceeded 25 per cent by the end of 2015. Women currently represent 15% of the Board. Diversity in relation to employees of the Barclays Group is covered by Barclays Equality and Diversity Charter and more information on diversity across Barclays can be found in the People section on page 38.

Committee Effectiveness

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review.

Following the 2011 annual effectiveness review of the Committee, the Committee improved the induction process for its new members by committing to implement a bespoke induction for any new member, to be agreed by the Company Secretary with the Chairman and the new member. The Committee also provided more opportunities for members to bring items onto the Committee agenda, such as including the Committee’s annual forward agenda with the papers for each meeting.

The 2012 review concluded that the Committee continues to operate effectively, although there was a slight diminution in the overall score.

Priorities for 2013

In 2013, the Committee will continue to carry out regular reviews of the balance of skills and experience on the Board against the skills matrix that has been developed and will seek to make further progress towards achieving the Board diversity targets that have been set. Executive succession will continue to be high on the Committee’s agenda.

I 19

Corporate governance report

Accountability

Board Audit Committee Chairman’s Report

  “June 2012 saw

  the announcement of the

  penalties imposed on Barclays

  relating to the industry-wide

  investigation into the setting of

  interbank offered rates and this

  impacted the Committee’s

  agenda.”

    Sir Michael Rake

    Chairman, Board Audit Committee

Attended Did not attend

  Note

     a  Unable to attend one meeting owing to prior commitments.

Board Risk Committee allocation of time	%

		2012	2011
1	Control issues	13	4
2	Financial results	31	42
3	Internal audit matters	14	6
4	External audit matters	6	6
5	Business control environment	14	23
6	Other (including Governance and Compliance)	22	19

Sir Michael Rake, Chairman of the Board Audit Committee, reports on how the Board Audit Committee discharged its responsibilities during 2012.

Chairman’s overview of 2012

The work of the Committee in 2012 has seen us address three main themes. First, accounting judgements, particularly in respect of provisions to be made for product mis-selling. Secondly, the impact on the systems and controls in place at each of Barclays businesses arising from increasing regulatory demands and rising consumer expectations. And thirdly, the remediation programmes in place to enhance our internal control and regulatory compliance systems and procedures. June 2012 saw the announcement of the penalties imposed on Barclays relating to the industry-wide investigation into the setting of interbank offered rates and this impacted the Committee’s agenda in the second half of the year. I report on all of these matters in more detail below.

The approach of our regulators to regulation has continued to be intensive and intrusive, particularly in anticipation of the implementation of the new ‘twin-peaks’ model of regulation in the UK and the additional focus on conduct risk and outcomes for consumers. During 2012, I held a number of meetings with Barclays regulators in UK and US to discuss our approach to financial reporting, internal controls and regulatory compliance and to hear from them what they expect of the Board Audit Committee and Barclays in this regard. I also interacted regularly with the lead audit partner of Barclays external auditors.

I reported after each Committee meeting to the Board on the main matters discussed in Committee meetings to ensure that all Directors were kept informed of the Committee’s agenda. I also made myself available if any Director wished to discuss any particular matters with me in more detail.

Committee composition, skills and experience

Membership of the Committee and attendance at meetings held in 2012 is set out opposite. Tim Breedon joined the Committee with effect from 1 March 2013. Sir Andrew Likierman and I are the designated financial experts on the Committee for the purposes of the US Sarbanes-Oxley Act, although each member of the Committee has a depth of financial expertise and collectively, the Committee has considerable financial and financial services experience on which to draw. More information on the skills and experience of the Committee members may be found in the Directors’ biographies on pages 35-37. The Committee is conscious of the need to keep its knowledge up to date and, in early 2012, Committee members attended two briefing sessions on algorithmic trading, covering both the principles of algorithmic trading and the control mechanisms in place.

Ahead of each Committee meeting, I held a private meeting with the members of the Committee at which we discussed any particular items that they wished to raise during the meeting. I also made myself available if any Committee member wished to discuss any particular matters with me and I was in regular contact with management, including the Group Finance Director and Chief Internal Auditor during 2012.

20 I

Committee responsibilities and how they were discharged in 2012

The Committee is responsible for:

¡	monitoring the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound;

¡	monitoring the Group’s internal controls, including internal financial controls; and

¡	monitoring and reviewing the activities and performance of the internal and external auditor, including monitoring their independence and objectivity.

You can obtain the Committee’s full terms of reference on the corporate governance section of Barclays website.

The Committee met 10 times in 2012 and the chart opposite shows the way in which we allocated our time. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer and General Counsel, as well as representatives from the businesses and other functions from time to time. The external auditor attended each meeting and the Committee held regular private sessions with the Chief Internal Auditor and the external auditor, which were not attended by management. These private sessions allowed us to discuss matters directly with the audit teams.

The main matters and areas of judgement we reviewed and considered during 2012 were as follows:

Financial Reporting and Significant Financial Judgements

With the support of the external auditor, the Committee assessed whether suitable accounting policies had been adopted, whether management had made appropriate estimates and judgements and whether disclosures were balanced and fair. The main areas of focus in 2012 and matters where we specifically considered the judgements that had been made are set out below:

¡

We considered the presentation of the financial statements and in particular, the presentation of adjusted performance and the adjusting items, including own credit, provisions for product mis-selling redress and the gain on the disposal of Barclays interest in BlackRock, Inc. We discussed the treatment of the LIBOR penalties and agreed with management’s judgement that these should not be treated as an adjusting item;

¡

We received reports on the assumptions underlying the provisions made for product mis-selling redress, specifically PPI and Interest Rate Hedging Products. The trend in PPI claims has proved to be volatile during 2012, resulting in provisions being taken in both the first quarter and the third quarter. A provision for Interest Rate Hedging Products was taken at the half-year. We were content after due challenge and debate with the assumptions made and the judgements applied. As part of reviewing the results for 2012, we considered a recommendation from management that further provisions should be taken in respect of PPI and Interest Rate Hedging Products in the financial results for 2012 and, having reviewed the trend data and provisioning assumptions, agreed with management’s recommendation;

¡

In reviewing the results for 2012, we reviewed the assessments made for goodwill impairment and confirmed, based on management’s expectations of future performance of certain businesses, that no goodwill impairment charges were required in 2012;

¡

We also reviewed the judgements made in respect of tax, in particular, deferred tax assets in Spain and the US, including their recoverability. We supported management’s assumptions, based on current forecasts. We reviewed the level of tax provisioning in light of ongoing discussions with HMRC. We believe that the current level of provisions is reasonable;

¡

At the request of the Board we considered whether the 2012 Annual Report was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess Barclays performance, business model and strategy. We were satisfied that, taken as a whole, the Annual Report is fair, balanced and understandable;

¡	We reviewed the Group’s credit impairment charges, which have reduced overall in 2012, to satisfy ourselves with the appropriateness of the provision;

¡

We received reports from the Investment Bank Valuations Committee on the processes followed and the judgements made in valuing certain asset classes, in particular, those assets where there is little or no market data. We were content with the rigour of the processes and the resulting valuations;

¡

Given ongoing uncertainties in the Eurozone, we reviewed and agreed enhanced disclosure of Barclays exposures in selected Eurozone countries, including sovereign debt exposures, and Barclays disclosures in respect of re-denomination risk for certain countries;

¡

We reviewed disclosures on litigation and competition and regulatory matters contained in Barclays full and half-year results and trading statements, in particular, the statements made with respect to investigations by the Financial Services Authority, Serious Fraud Office, US Department of Justice, and the US Securities and Exchange Commission’s investigation into Barclays relationships with third parties who assist it to win or retain business. We also reviewed the disclosure made in respect of civil claims made in connection with Barclays role in the setting of interbank offered rates; and

¡

We received an update on future accounting standards changes and the potential impact that these may have on Barclays financial statements, particularly the impact of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits. Some of these new accounting standards will apply for the financial year 2013 and we will continue to assess the impact on our financial statements.

Internal control

To discharge our responsibility to review the effectiveness of the Group’s internal controls, we received specific control environment reviews from each of the businesses, we reviewed control issues of Group level significance and specific control issues and also received regular reports on regulatory and compliance matters. Some of the specific matters we reviewed in 2012 are set out below:

¡

We reviewed the control environment of each of our principal businesses: Europe RBB; UKRBB; Africa; Investment Bank; Barclaycard; Corporate Banking; and Wealth and Investment Management. Given the planned integration of Absa and Barclays Africa, which is a major change programme, we were particularly concerned to understand the potential impact on resources in those businesses as they integrate and automate and standardise processes and controls;

¡

Technology remained an area of specific focus in 2012, particularly in view of a number of well-publicised IT failures at certain banks and the impact of such failures on business continuity. We regularly reviewed specific IT-related control issues and also the progress of the remediation workthat is under

I 21

Corporate governance report

Accountability continued

Board Audit Committee Chairman’s Report continued

way to address them. We also received an update on cyber-security threats and the defences Barclays has in place against cyber attacks;

¡

The control environment in the Investment Bank was regularly reviewed, including reviewing the specific action plans that are in place to enhance the control environment and in particular, to enhance the Compliance function. We will continue to review this important workstream in 2013;

¡

We received regular updates on compliance matters. These included updates on the actions being taken to comply with the Deferred Prosecution Agreement (DPA) entered into as part of the settlement with US authorities following an investigation into Barclays compliance with US sanctions and US Dollar payment practices: all of the actions required by the DPA were completed in 2012. Further details of Barclays compliance with the DPA may be found in the Risk management – Supervision & Regulation section;

¡

We also received a number of updates on Anti-Bribery and Corruption, Anti-Money Laundering and Client Assets compliance. More details of Barclays Clients Assets compliance may be found in the Risk management – Supervision & Regulation section of this report;

¡

We were updated on the arrangements Barclays has in place for employees to raise concerns and received reports on any incidents reported and investigated. There was a small increase in the number of reports and concerns raised by employees following the LIBOR announcement, although no new material issues were raised. We continue to regard employee reports as a valuable source of information that helps identify fraud, inappropriate behaviour and control weaknesses; and

¡	We received an update on the likely direction to be taken by the Conduct Business Unit of the FSA in respect of the governance of conduct risk and will be considering this further in 2013.

Further details of the Group’s system of internal control and risk management, including the main features of our internal control and risk management systems in relation to the financial reporting process, are included in the Directors’ Report on pages 30-32 and in the Risk management section on pages 273-303.

Oversight of Internal Audit and External Audit

Internal Audit

To fulfil our responsibility to monitor the effectiveness of the internal audit function, we received regular reports from the Chief Internal Auditor, setting out the Internal Audit function’s view of the control environment and performance against any key indicators. We also regularly reviewed the Internal Audit Plan, any changes proposed and the level of resourcing available to the Internal Audit function.

A new Chief Internal Auditor was appointed in early 2012 and during the year provided the Committee with his views on the resourcing and effectiveness of the Internal Audit function. 2012 has seen a change in methodology in order to improve the effectiveness of internal audit by focusing audit resources on high-risk auditable entities. In particular, the audit coverage of the Investment Bank has been increased. Given the change in audit methodology, we reviewed and approved the annual Internal Audit plan for 2013 in early 2013.

The Chief Internal Auditor updated the Committee on the work that Internal Audit will carry out as a result of the LIBOR settlement, in order to meet the requirements of the Commodity Futures Trading Commission (CFTC) Order. Regular audits of the LIBOR-setting process will be carried out on a six-monthly basis and a third party audit will also be conducted. We received the first of these reports in late 2012.

Internal Audit’s self-assessment of conformance, which we reviewed in the fourth quarter of 2012, evidenced that the function generally conforms to the standards set by the Institute of Internal Auditors. During 2013, an external assessment of the performance of the Internal Audit function will be conducted and the results will be reported to the Committee.

External Audit

It is our responsibility to monitor the performance, objectivity and independence of the external auditor. Each year, we agree the audit plan with the auditor to ensure that the coverage is focused and that there is appropriate overlap with the work of Internal Audit. We also agree the terms of the engagement letter and approve, on behalf of the Board, the fees payable for the audit.

To discharge our responsibility to assess the performance and effectiveness of the auditor, we carried out a survey in the fourth quarter of 2012, seeking views from key stakeholders across the Group. The survey gathered views on the performance and effectiveness of PricewaterhouseCoopers (PwC). The results were reported to the Committee in early 2013 to help inform the Committee’s deliberations on the auditor’s performance and whether the auditor should be recommended for re-appointment. A more detailed follow-up survey will be conducted at the end of the first quarter of 2013 following completion of the year-end audit.

PwC and its predecessor firms has been Barclays auditor for many years, since 1896, although the lead audit partner now rotates every five years. Based on the 2012 survey results and the Committee’s own interactions with PwC, the Committee concluded that it continues to be fully satisfied with the performance of PwC and that PwC continues to be objective and independent. The auditor’s objectivity and independence is supported by Barclays policy on non-audit services provided by the auditor, which is described on page 23. PwC also provides specific assurance to the Committee on the arrangements it has in place to maintain its independence and objectivity. The Committee has therefore recommended to the Board and to shareholders that PwC should be re appointed as the Group’s auditors at the AGM on 25 April 2013. The Committee recognises however that the length of tenure of auditors is under increasing scrutiny and is therefore considering, in light of the new requirement in the Code that the external audit contract is put out to tender at least every ten years, how and when a tender process might be implemented, particularly given the transitional provisions suggested by the Financial Reporting Council (FRC). A recommended course of action will be proposed to the Board during 2013.

22 I

Objectivity and independence

of the external auditor

The Committee’s responsibility to monitor and review the objectivity and independence of the external auditor is supported by a policy to govern the non-audit services that may be provided by the external auditor. The policy sets out the circumstances in which the external auditor may be permitted to undertake non-audit services. Allowable services are pre-approved up to but not including £100,000, or £25,000 in the case of certain taxation services. Any non-audit service that exceeds these thresholds requires approval from me as Chairman of the Committee and must be robustly justified and, if appropriate, tendered, before it is approved. I closely review all requests for approval, particularly any which concern taxation-related services, and specifically tax advisory services, where our approach is not to use the auditor unless there is a very strong case for not seeking an alternative supplier. The Committee receives a quarterly report on non-audit services undertaken by the auditor so that it can monitor the types of services being provided and the fees incurred.

A breakdown of the fees paid to the auditor for non-audit work may be found in note 44 on page 271. Significant categories of engagement undertaken in 2012 include tax compliance services for assignments initiated pre January 2011 in connection with our expatriate and international assignees and attest and assurance services in connection with the production of a report attesting to the effectiveness of controls in place at some of Barclays US based entities. In each case, approval was only given after a full and thorough assessment of the value case for using the auditor and of the skills and experience that the auditor would bring to each assignment. I also satisfied myself that there were safeguards in place to protect the objectivity and independence of the auditor.

Further details of the non-audit services that are prohibited and allowed under our policy can be found on page 317.

 Committee Effectiveness

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. This year’s review concluded that the Committee continues to operate effectively, although there was a slight diminution in the overall score.

 Priorities for 2013

For 2013, I anticipate the Committee’s areas of focus to be driven primarily by the changing regulatory environment, particularly as the new regulatory regime in the UK is implemented. We will also be seeking to ensure that the control remediation programmes we already have in place are delivered, in addition to having oversight of any action plans that arise from the controls workstream of the Transform Programme.

Sir Michael Rake

Chairman, Board Audit Committee

I 23

Corporate governance report

Accountability continued

Board Risk Committee Chairman’s Report

  “We have been looking to take a more

  holistic view of risk management,

  so that we have an enterprise wide

  view of risk management that goes

  beyond the management of financial

  risks.”

   David Booth

   Chairman, Board Risk Committee

Member	Independent	Meetings eligible to attend
David Booth (Chairman)	Yes
Tim Breedon (from 1 December 2012)	Yes
Reuben Jeffery[a]	Yes
Sir Andrew Likierman	Yes
Dambisa Moyo[a]	Yes
Sir Michael Rake[a]	Yes
Lawrence Dickinson Secretary

Attended Did not attend

  Note

a	Unable to attend meetings because of prior commitments.

Board Risk Committee allocation of time	%

		2012	2011
1	Risk profile/Risk appetite (including capital and liquidity management)	61	45
2	Key risk issues	18	38
3	Internal control/Risk policies	6	6
4	Regulatory frameworks	5	4
5	Other (including Remuneration and Governance issues)	10	7

David Booth, Chairman of the Board Risk Committee, reports on how the Committee discharged its responsibilities in 2012. From 31 January 2013, the Committee was renamed the Board Financial Risk Committee and oversight of operational risk was assumed by the Board Conduct, Reputation and Operational Risk Committee.

Chairman’s overview of 2012

2012 has been another challenging year for the Committee. Global economic conditions, particularly in the Eurozone, have driven much of our agenda. We have been looking to take a more holistic view of risk management, partly in response to regulatory pressure so that we have an enterprise wide view of risk management that goes beyond the management of financial risks, such as credit risk, market risk and funding risk. I held a number of meetings with Barclays regulators in the UK and US during 2012 to discuss our approach to risk management and to understand better our regulators’ areas of focus and how this might impact the remit of the Committee.

I continued this year to request that representatives from the business, that is, business unit employees with day-to-day operational responsibility for risk management, attend Committee meetings and present on specific issues. This provided the Committee with a valuable insight into how risk management principles are implemented in the business and gives a sense of the risk management culture in the business.

I submitted a report after each Committee meeting to the Board, to ensure that all Board members were aware of the Committee’s areas of focus. I continued to liaise with Sir Michael Rake, Chairman of the Board Audit Committee, to ensure that both Committees had appropriate oversight of risk and control matters. I also met regularly with the Chief Risk Officer, the Chief Internal Auditor and the Group Treasurer. In July 2012, I joined the Board Remuneration Committee, which provides an opportunity for me to provide direct input into remuneration decisions from the perspective of risk management and control.

Committee composition, skills and experience

Membership of the Committee and attendance at meetings held in 2012 is set out opposite. The Committee individually and collectively has experience in finance and financial risk management and that experience and knowledge was strengthened further in late 2012 with the appointment of Tim Breedon to the Committee. More information on the skills and experience of the Committee members may be found in the Directors’ biographies on pages 35-37. The Committee is keen to ensure that it has sufficient knowledge and information to be able to discharges its responsibilities effectively and during 2012, Committee members attended two specific briefing sessions, the first on operational risk management, in light of increased regulatory focus in this area, and the second an in-depth review of the Investment Bank’s balance sheet.

Committee responsibilities and how they were discharged in 2012

During 2012, the Committee was responsible for:

¡	recommending to the Board the total level of risk the Group is prepared to take (risk appetite) to achieve the generation of shareholder value;

¡	monitoring risk appetite, including setting limits for individual types of risk, e.g., credit, market, funding risk and operational risk;

¡	monitoring the Group’s risk profile;

¡	ensuring that management properly identifies principal risks and that they are being appropriately managed;

24 I

¡	ensuring that risk is taken into account during the due diligence phase of any strategic transaction; and

¡	providing input from a risk perspective into the deliberations of the Board Remuneration Committee.

You can obtain the Committee’s full terms of reference on the corporate governance section of Barclays website. More information on risk management and the internal control framework is included in the Directors’ Report on pages 30-32 and in the Risk management section on pages 273-303.

The Committee met 10 times in 2012 and the chart opposite shows the way in which we allocated our time. Committee meetings were attended by management, including the Group Finance Director, Chief Internal Auditor, Chief Risk Officer and General Counsel. The external auditor also attended each meeting. From time to time, senior management below Board and Executive Committee level, including representatives of the risk management function at both Group and business unit level, attended meetings for specific items. The Chief Internal Auditor, in addition to providing input on risk and control matters presented to the Committee, also presented a regular, formal report on risk control issues.

The way in which the Committee discharged its responsibilities during 2012 is described below:

Risk Profile/Risk Appetite

We considered the following matters in 2012:

¡

The Chief Risk Officer presented a quarterly Group Risk Profile Report, providing an update on credit, market, funding and liquidity and operational risk in each of Barclays main businesses. Given the continuing uncertainties in the Eurozone, our discussions focused primarily on the potential impact of the Eurozone debt crisis, Eurozone sovereign risk and redenomination risk in our European businesses. We received specific reports on Eurozone sovereign risk, including details of Barclays scenario planning in the event of a country exiting the Euro. In addition, we discussed the potential impact on our businesses of failure to resolve the US Fiscal Cliff. We were also updated on specific country risk for countries where the economic outlook may be worsening or where there is risk to our businesses arising from political instability;

¡

The Group Treasurer provided a quarterly update on capital and liquidity. During 2012, given market conditions and the ongoing uncertainty in the Eurozone, we held two additional meetings specifically to discuss liquidity risk appetite and Barclays liquidity risk management framework. In view of the external environment, and taking into account the potential stresses on Barclays following the announcement of the penalties imposed relating to the industry-wide investigation into the setting of interbank offered rates, for a time over the summer we asked management to implement a revised liquidity risk management framework, in order to extend the time horizon period for Barclays liquidity and to reduce our overall balance sheet leverage. Also during 2012 we agreed to a revised limit framework for Barclays US repo business. Further details of Barclays liquidity risk management framework can be found in the Risk management section. The Group Treasurer also updated the Committee on regulatory changes in liquidity rules, on the introduction of new facilities, such as the Funding for Lending Scheme and on the potential impact of CRD IV;

¡

We considered and approved the scenarios for Barclays internal stress testing exercise, including a reverse stress test, and later reviewed the results. The stress tests included a potential Eurozone break-up scenario. As in previous years, the stress testing exercises demonstrated that Barclays remains well-capitalised and profitable in a stress scenario; and

¡

We considered risk appetite for 2013 and recommended it to the Board for approval. Taking a 1 in 7 scenario and a 1 in 25 scenario, we assessed the performance of agreed financial volatility parameters in those scenarios to establish if there are any potential constraints. While the financial volatility parameters are largely unchanged from the prior year, some were recalibrated. The proposed risk appetite for 2013 also allows for a higher level of non-credit losses, given the impact in 2012 of such losses, for example, product mis-selling redress. The Committee will monitor risk appetite for 2013 and may revisit it in light of the Transform Programme.

Key Risk Issues

Some of the other specific matters we considered in 2012 were:

¡

We undertook two specific country and business risk reviews in 2012. We reviewed our operations in India, where we primarily have Investment Banking business and support activities. From that discussion, we asked for loan to deposit ratios on a country by country basis to be reported to the Committee as a key indicator. We also reviewed our business in South Africa in view of the weak economic outlook there and the difficult political environment, which present a number of challenges, particularly in terms of operational risk management. The Committee was content with the actions being taken by management to address these challenges although asked to be kept informed of the progress of certain remediation programmes;

¡

After the significant trading losses experienced at JPMorgan in 2012, we received a report from management on their understanding of what occurred in this incident and an assessment of the risk management systems and controls in place over any similar trading activity at Barclays. After due consideration, the Committee was satisfied with management’s assessment that appropriate systems and controls are in place;

¡

We received a regular report on the progress of the enhancements that are being made to risk management systems and controls in our Investment Bank business in the US. The Committee will continue to monitor progress in 2013;

¡

In view of continuing weak global economic conditions, we were updated on Barclays credit rating strategy and on the potential impact on Barclays credit ratings should the UK’s credit rating be downgraded. Having discussed and assessed the position, the Committee supported the recommended credit rating strategy and associated programme of engagement with ratings agencies;

¡

Each year the Committee reviews Tax Risk. In early 2012, HMRC issued a statement concerning the tax treatment of a repurchase of debt by Barclays. In light of that announcement, in its discussion on Tax Risk the Committee focused on tax risk in Barclays Structured Capital Markets business and on the steps being taken to enhance Barclays compliance with both the letter and spirit of its obligations under the HMRC Code of Practice. After discussion and challenge, the Committee was satisfied with the actions being taken by management and asked to be promptly advised should tax risk limits require further review; and

I 25

Corporate governance report

Accountability continued

Board Risk Committee Chairman’s report continued

¡     We were updated on Barclays Leveraged Finance business, in particular, the performance of the portfolio and the level of refinancing risk, which has reduced since the end of 2011. Having reviewed the status, the Committee was content with the actions being taken by management to monitor and mitigate refinancing risk.

Internal Control and Risk Management Framework

The Committee conducted its annual review of the Group’s internal control and risk management framework (GICAF) to ensure it remains fit for purpose and concluded that it remained so. More details on the GICAF and the Principal Risks Policy can be found in the Directors’ Report on pages 30-32 and in the Risk management section on pages 273-303. During 2012, we were updated on conduct risk and the potential areas of focus for the Conduct Business Unit of the FSA. This new focus on conduct risk is likely to have an impact on Barclays Principal Risks Policy and we will assess how conduct risk is reflected in Barclays risk management framework.

The Committee spent a significant amount of time on operational risk matters in 2012, including a specific in-depth briefing session on operational risk and the development of our operational risk management framework. During the year we discussed the effectiveness of the operational risk control framework and whether Barclays control environment is effective relative to the size and complexity of the business. With input from Barclays Internal Audit, we subsequently looked in more detail at five businesses, Absa, Barclays Africa, Investment Bank US, Wealth & Investment Management US and Continental Europe, to assess the general control environment and the resulting levels of operational risk in the context of any growth plans for those businesses. We were satisfied that any growth plans for those businesses are appropriate to the control environment.

Due diligence

The Committee reviewed the due diligence process followed for the acquisition of certain portfolios from Edcon Proprietary Limited and ING Direct UK, to satisfy itself that the due diligence process in each case was thorough. This included reviewing the impact of each transaction on Barclays risk profile and risk appetite. In both cases, the Committee concluded that the due diligence process had been thorough and that the size and the impact of the acquisitions could be accommodated within the Group’s agreed risk appetite.

Remuneration

The Committee provided input to the Board Remuneration Committee on the risk metrics to be used to determine financial performance and reviewed the risk function’s view of performance, which was used to inform remuneration decisions for 2012. The risk perspective took into account specific matters, such as product mis-selling redress, the penalties relating to the industry-wide investigation into the setting of interbank offered rates and, at the Committee’s request, internal control issues. The Remuneration Report on page 39 includes more detail on how risk is taken into account in remuneration decisions.

Committee Effectiveness

As part of the annual Board Effectiveness Review, the performance of the Committee is assessed. This year’s review concluded that the Committee continues to operate effectively and there was a slight improvement in the overall score.

Priorities for 2013

I expect the Committee in 2013 to continue to focus on monitoring the risk to Barclays business from the ongoing weak economic conditions in its main geographies. We will also maintain our focus on capital and liquidity, particularly in view of the implementation of CRD IV. The Committee will also seek to understand and act upon any changes required to Barclays risk management framework that might arise as a consequence of the new regulatory regime in the UK.

David Booth

Chairman, Board Risk Committee

26 I

Board Citizenship Committee Report

“While retaining its responsibility for oversight of Barclays citizenship strategy, the Committee in 2013 will focus on developing Barclays approach to conduct risk.”

Sir David Walker

Chairman, Board Citizenship Committee

Committee composition, skills and experience

The Committee was established in August 2011 and during 2012 was responsible for the oversight of Barclays conduct with regard to its corporate and societal obligations and its reputation as a responsible corporate citizen. The Committee was also responsible for:

¡     Reviewing and monitoring the effectiveness of Barclays citizenship strategy, including the management of significant reputational, social and environmental issues; and

¡     Ensuring the fulfilment of the Board’s objective to protect and enhance the brand and reputation of Barclays and ensuring that Barclays is Treating Customers Fairly (TCF).

From the end of January 2013, the Committee was renamed the Board Conduct, Reputation and Operational Risk Committee. You can obtain the Committee’s full terms of reference on the corporate governance section of Barclays website.

During 2012, the Committee comprised two non-executive Directors and the Chairman, who chaired the Committee. Membership of the Committee is set out opposite, together with attendance at meetings in 2012. Sir David Walker joined the Committee on his appointment to the Board on 1 September 2012 and took over as Chairman of the Committee on 1 November 2012. Tim Breedon joined the Committee with effect from 1 February 2013 and Diane de Saint Victor joined the Committee with effect from 1 March 2013.

Committee responsibilities and how they were discharged in 2012

The Committee met twice in 2012. The chart opposite shows how the Committee allocated its time at those meetings. During the year, the Committee conducted the following business:

¡     Reviewed the citizenship disclosure in the 2011 Annual Report;

¡    Received an update on Barclays citizenship strategy and discussed the five-year citizenship plan;

¡    Reviewed the plans for the 2012 Barclays Citizenship Day;

¡    Reviewed the activities of the Global Investment Committee, which manages Barclays community investment programme;

¡    Conducted in-depth reviews of regional citizenship activity in Barclays businesses in the UK, US and Africa;

¡    Received updates on specific areas of focus such as supply chain management, human rights, complaints and agricultural commodities trading;

¡    Reviewed and approved Barclays reputational risk control framework and policy; and

¡    Received an update on Barclays TCF agenda and discussed the progress made against objectives.

Committee Effectiveness

The performance of the Committee was reviewed as part of the Board Effectiveness Review. The review concluded that the Committee had operated effectively, although it was recognised that it was in its first full year of operation and its role and responsibilities will become more defined in future.

Priorities for 2013

With effect from 31 January 2013, the Committee’s remit was broadened to include conduct, reputation and operational risk and it was renamed the Board Conduct, Reputation and Operational Risk Committee. It will retain responsibility for oversight of Barclays citizenship strategy. The Committee is expected to focus in 2013 on developing Barclays approach to conduct risk in the context of the UK regulator’s new focus on conduct risk and outcomes for consumers.

I 27

Corporate governance report

Relations with Shareholders

Shareholder type
Institutional Shareholders

Barclays Investor Relations is dedicated to managing long term relationships with institutional investors and sell-side analysts. A structured Investor Relations programme is in place to ensure regular communication with shareholders and access to the Group Chief Executive and Group Finance Director as well as senior management from across the business.

Shareholder engagement is spread throughout the year, with particular focus around results periods, which provide the opportunity for regular dialogue with current and prospective investors. Approximately half of our investor engagement is conducted by executive management, with the remainder led by Barclays Investor Relations.

In addition to the global programme of investor meetings, Barclays also participates regularly in investor conferences designed to provide access to a wider audience. Barclays also hosts seminars for investors and analysts on business specific topics led by senior management. Relationships with sell-side analysts are maintained through regular dialogue with Investor Relations and formal briefings with executive management.

Views expressed by shareholders are communicated effectively to the Board. The Chairman and Senior Independent Director also meet regularly with Barclays larger shareholders to hear their views on corporate governance matters, including remuneration and Board composition.

Debt Investors

A dedicated Debt Investor Relations team within Investor Relations was set up in the autumn of 2012, with the aim of proactively engaging with fixed income investors and credit analysts in a way that presents a single (equity and debt) face to the market. The team has led numerous meetings, including supporting Treasury in the global marketing of the Contingent Capital Notes issuance in November 2012, and is the primary contact for credit rating agencies.

The Debt Investor Relations team has also launched a new debt focused section in the Investor Relations section of Barclays website, which provides information on the Group’s capital, funding and liquidity positions as well as credit ratings. During 2013, Debt Investor Relations will continue to work closely with Treasury to deliver structured, targeted and disciplined debt investor engagement.

Private Shareholders

Barclays has a large private shareholder base and understands the need to treat all shareholders fairly, following industry best practice in terms of disclosure.

We recently re-consulted all of our private shareholders on how they would like to receive their shareholder information. We believe that communicating electronically with our shareholders ensures that they receive regular, up to date information about Barclays directly to their inbox. For example, we email all Barclays e-view members with our quarterly financial results and dividend information. They can also vote online for AGMs, view any transactions on their shareholding, instantly update their personal and bank details and receive an electronic dividend tax voucher. It is also beneficial for the environment and lowers costs for Barclays. We therefore actively encourage private shareholders to join Barclays e-view. Shareholders can sign up to Barclays e-view at www.eviewsignup.co.uk. We also encourage our private shareholders to hold their shares in Barclays Sharestore, where shares are held electronically in a cost-effective and secure environment.

We maintain a dedicated email address and Barclays Shareholder Helpline with our registrars so that our shareholders can easily contact them if they have any questions about their shareholding. In order to ensure that the registrar provides the highest quality of service to our shareholders, we regularly monitor their operational performance via monthly meetings at which management information on transactions undertaken by the registrar are discussed in detail, together with service level reports.

We are aware that, sometimes, shareholders do not keep their personal details on the shareholder register up to date. We recently conducted a tracing process using our search agent, Prosearch, to reunite over 24,000 Barclays Sharestore members identified by the registrar as having lost contact with us, with their shares and unclaimed dividends. As at 31 December 2012, we had returned £1.8m of unclaimed dividends to our shareholders.

A wide range of information for all our shareholders can be found on our website Barclays.com. We ensure that all documents produced for investor events are provided on the Investor Relations section of our website.

Private shareholders can discuss their concerns with us by email: privateshareholderrelations@barclays.com or in writing to Shareholder Relations at Barclays PLC, 1 Churchill Place, London E14 5HP.

28 I

Remuneration

Sir John Sunderland, who became Chairman of the Remuneration Committee in July 2012, reports on the Board Remuneration Committee’s activities during 2012 in the remuneration report on pages 39-68.

Relations with Shareholders

Understanding the views of shareholders

Part of the Chairman’s responsibility is ensuring that there is effective communication with shareholders. The Chairman is in regular contact with institutional shareholders and reports back to the Board on any significant issues that are raised. The Group Chief Executive, Group Finance Director and Senior Independent Director also had regular contact with shareholders during 2012 and the Chairman of the Board Remuneration Committee also held a series of meetings with key shareholders to discuss the Group’s remuneration structure and policy.

During 2012, the Board received the results of an investor audit, conducted by one of Barclays investor relations advisers, which set out views gathered from interviews with a number of Barclays investors on Barclays strategy, priorities, businesses, capital, funding and liquidity and management. It also provided a view on the outlook for stock market conditions. Directors receive a weekly briefing note from the Group Chief Executive, which includes share price and market information. Analyst notes are made available to Directors on a regular basis.

Engaging effectively with investors

Barclays understands the need to engage with its investors in a meaningful way and for such communication to be transparent to facilitate a mutual understanding of respective objectives. Interaction with investors falls into four main areas: institutional shareholders, debt investors, private shareholders and the AGM.

General shareholder information can be found on Barclays website, Barclays.com/investor relations

AGM

The Board as a whole understands the importance of communicating effectively with shareholders and is committed to the constructive use of the AGM to meet with shareholders, hear their views and to answer their questions. All Directors are required to attend the AGM. They all attended the 2012 AGM which was held on Friday, 27 April 2012. The Chairman as well as the Chairmen of the Board Committees were available to answer shareholders’ questions. In accordance with best practice, all resolutions were considered on a poll, which was conducted by the registrar and monitored by independent scrutineers. The results, along with proxy votes lodged prior to the meeting, were made available on our website the same day. The votes cast at the meeting represented 60-67% of all the shares in issue and all resolutions were approved.

The 2013 AGM, will be held on Thursday, 25th April 2013 at the Royal Festival Hall in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the meeting. The Notice of AGM and the accompanying circular, which sets out a clear explanation of each resolution to be proposed at the meeting, can also be found at www.Barclays.com/AGM. The resolutions will be considered on a poll and the results will be announced via the Regulatory News Service and made available on our website on the same day.

Shareholders unable to attend the AGM are encouraged to vote in advance of the meeting via www.barclays.com/investor relations/vote. They may also submit questions to the Board by writing to Shareholder Relations at the address given above.

Sir David Walker

Chairman

5 March 2013

I 29

Directors’ report

Profit and dividends

The loss for the financial year, after taxation, was £236m (2011: £3,951m profit). The final dividend for 2012 of 3.5p per share will be paid on 15 March 2013 to shareholders whose names were on the Register of Members at the close of business on 22 February 2013. With the interim dividends totalling 1.0p per ordinary share, paid in June, September and December 2012, the total distribution for 2012 is 6.5p (2011: 6.0p) per ordinary share. The interim and final dividends for 2012 amounted to £793m (2011: £728m).

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 35-37 and are incorporated into this report by reference. Bob Diamond, Alison Carnwath and Marcus Agius left the Board with effect from 3 July 2012, 24 July 2012 and 31 October 2012 respectively. Sir David Walker, Antony Jenkins and Tim Breedon joined the Board on 1 September 2012, 30 August 2012 and 1 November 2012 respectively. There were no other changes to Directors in 2012. Diane de Saint Victor was appointed as a Director with effect from 1 March 2013.

Appointment and retirement of Directors

The appointment and replacement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation. The Articles may only be amended by a special resolution of the shareholders.

The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Under the Articles, any such Director holds office only until the next AGM and may offer himself/ herself for re-election. The Articles also require that at each AGM at least one-third (rounded down) of the Directors retire by rotation. The retiring Directors are eligible to stand for re-election. The Code recommends that all Directors of FTSE 350 companies should be subject to annual re-election, and all Directors will stand for election or re-election at the 2013 AGM with the exception of Sir Andrew Likierman, who having served on the Board for nine years, will retire at the 2013 AGM and will not offer himself for re-election.

Directors’ indemnities

The Company maintains Directors’ and Officers’ liability insurance which gives appropriate cover for any legal action brought against its Directors. In addition, qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2012 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Creditor payment policy

Barclays policy follows the Department for Business, Innovation & Skills’ Prompt Payment Code, copies of which can be obtained from the Prompt Payment Code website at www.promptpaymentcode.org.uk. The trade creditor payment days for Barclays Bank PLC for 2012 were 38 days (2011: 37 daysa). This is an arithmetical calculation based on the Companies Act regulations and does not necessarily reflect our practice, nor the experience of any individual creditor.

Note

a	The 2011 figure is restated as the figure reported in the 2011 Directors’ Report did not include data from all business divisions.

30 I

Political donations

The Group did not give any money for political purposes in the UK or the rest of the EU nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year. Absa Group Limited, in which the Group has a majority stake, made donations totalling £185,666 in 2012 (2011: £224,158) in accordance with its policy of making political donations to the major South African political parties as part of their Democracy Support Programme. The Group made no other political donations in 2012.

In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the USA funded by the voluntary political contributions of eligible Barclays employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are guided by a steering committee comprised of eligible contributors. Contributions to political organisations reported by the PAC during the calendar year 2012 election cycle totalled $63,564 (2011 $43,436).

Charitable donations

Barclays provides funding and support to over 8,500 charities, voluntary organisations and social enterprises ranging from small local organisations, such as Bikeworks, which provides disadvantaged young people in London with training to help them develop key skills to find employment in the cycling industry, to international organisations such as CARE International. The Group committed £32.1m in support of the community in the UK (2011: £30.3m), including charitable donations of £22.5m (2011: £22.6m).

Environment

In 2011 we launched the Barclays Climate Action Programme – a four-year plan which focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. The Programme focuses on managing our own carbon footprint and reducing our absolute carbon emissions, developing products and services to help enable the transition to a low-carbon economy, and managing the risks of climate change to our operations, clients, customers and society at large. We invest in improving the energy efficiency of our operations and offset the emissions remaining through the purchase of carbon credits. We also have a long standing commitment to managing the environmental and social risks associated with our lending practices, which is embedded into our Credit Risk processes. A governance structure is in place to facilitate clear dialogue across the business and with suppliers around issues of potential environmental and social risk. More details may be found on our website at www.barclays.com/citizenship.

We are currently preparing for the forthcoming mandatory carbon reporting regulations coming into force in April 2013, requiring all UK companies listed on the London Stock Exchange to disclose their global emissions in the Director’s Report. We are awaiting the publication of the finalised requirements of the legislation by the UK Government but do not foresee any significant challenges in adhering to the new regulation.

Essential contracts or arrangements

There are no persons with whom the Group has contractual or other arrangements that are considered essential to the business of the Group.

Contracts of significance

Barclays provided BlackRock, Inc. with customary warranties and indemnities in connection with the sale of Barclays Global Investors (BGI) to BlackRock, Inc. in 2009. Barclays continued to provide indemnities in respect of certain of BGI’s fully collateralised securities lending activities until 30 November 2012 and will continue to provide support in respect of certain BGI cash funds until December 2013.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has Ordinary Shares in issue. The Company’s Articles also allow for the issuance of Sterling, US Dollar, Euro and Yen preference shares (preference shares). No preference shares have been issued as at 28 February 2013 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2012 and at 28 February 2013. Details of the movement in Ordinary Share capital during the year can be found in Note 32 on page 250.

On 31 October 2008, Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants (the Warrants) to subscribe for up to 1,516.9 million new Ordinary Shares at a price of £1.97775. As at 31 December 2012 there were unexercised Warrants to subscribe for 379.2 million Ordinary Shares. On 13 February 2013 Barclays PLC and Barclays Bank PLC announced that they had entered into an agreement with Deutsche Bank AG and Goldman Sachs International (the Warrantholders) pursuant to which the Warrantholders had agreed to exercise in aggregate 379.2m outstanding Warrants. As a consequence of this agreement no other Warrants remain outstanding. Details of changes to the share capital structure which have taken place since the year end are detailed in Note 46 Events After the Balance Sheet Date.

I 31

Directors’ report continued

Exercisability of rights under an employee share scheme

Employee Benefit Trusts (EBTs) operate in connection with certain of the Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Global Sharepurchase EBT and UK Sharepurchase EBTs may vote in respect of Barclays shares held in the EBTs, but only as instructed by participants in those Plans in respect of their Parternership shares and (when vested) Matching and Dividend shares. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBTs.

Special rights

There are no persons holding securities that carry special rights with regard to the control of the Company.

Substantial shareholdersa

Substantial shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the Financial Services Authority’s (FSA) Disclosure and Transparency Rules (DTR) is published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2012, the Company had been notified under Rule 5 of the DTR of the following holdings of voting rights in its shares.

Person interested	Number of Barclays Shares	% of total voting rights attaching to issued share capital[b]
His Highness Sheikh Mansour
Bin Zayed Al Nahyan[c]	858,546,492	7.02
Qatar Holding LLC[d]	813,964,552	6.65
BlackRock, Inc.[e]	805,969,166	7.06
Legal & General Group plc[f]	480,805,132	3.99
The Capital Group Companies Inc[g]	371,944,325	3.04

Notes

a	Significant shareholders for the last 3 years are shown on page 319.
b	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
c	Total shown comprises (1) 758,437,618 shares that are legally owned by PCP Gulf Invest 3 Limited, which is wholly owned by Nexus Capital Investing Limited (NCIL). NCIL is in turn wholly owned by Abu Dhabi International United Investments LLC, which is in turn wholly owned by His Highness Sheikh Mansour Bin Zayed Al Nahyan (HHSM); and (2) 100,108,874 cash- settled options referencing ordinary shares that are legally owned by Yas Capital Limited (YCL), which is, in turn, wholly owned by HHSM. YCL has no right to acquire or exercise any voting rights in Barclays PLC. Following an increase during February 2013 in issued share capital to which voting rights are attached, the Company was notified on 4 March 2013 that, in aggregate, HHSM is indirectly interested in 783,509,699 ordinary shares, comprising 758,437,618 shares held by PCP Gulf Invest 3 Limited and 25,072,081 cash-settled options referencing ordinary shares held by YCL, representing 6.09% of total voting rights attaching to issued share capital.
d	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
e	Total shown includes 8,003,236 contracts for difference to which voting rights are attached.
f	Legal & General Group plc’s interest is held by Legal & General Assurance (Pensions Management) Limited.
g	The Capital Group Companies Inc (CG) holds its shares via CG management companies and funds. On 30 January 2013, the Company was notified that CG was interested in 492,653,250 shares, representing 4.02% of total voting rights attaching to issued share capital.

Powers of the Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares, and to repurchase shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2012 AGM. It will be proposed at the 2013 AGM that the Directors be granted new authorities to allot and buy-back shares.

Repurchase of shares

The company did not repurchase any of its Ordinary Shares during 2012 (2011: none). As at 28 February 2013, the Company had an unexpired authority to repurchase Ordinary Shares up to a maximum of 1,220,174,570 Ordinary Shares.

Change of control

Warrants issued by Barclays PLC provided that if there is a change of control of Barclays PLC following a takeover bid, Barclays PLC must (so far as legally possible) use all reasonable endeavours to cause the corporation which then controls Barclays PLC to execute a deed poll providing that holders of the Warrants shall have the right (during the period in which the Warrants are exercisable) to exercise the Warrants into the class and amount of shares and other securities and property receivable upon such a takeover by the holders of the number of Ordinary Shares as would have been issued on exercise of the Warrants had such Warrants been exercised immediately prior to the completion of such takeover. The Warrants contained provisions for the adjustment of the gross number of Ordinary Shares in the event of the occurrence of certain dilutive events including, amongst others, extraordinary dividends, bonus issues, alterations to the nominal value of Ordinary Shares and rights issues. All outstanding Warrants were excercised on 13 February 2013.

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

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. The Group Internal Control and Assurance Framework (GICAF) is the overarching framework that sets out Barclays approach to internal governance. It establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and monitoring compliance. The purpose of the GICAF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission (COSO), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group operational risk framework. As well as incorporating our internal requirements, these reflect material Group-wide legal and regulatory requirements relating to internal control and assurance. The GICAF is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee at least annually. The Board Risk Committee also reviews the GICAF annually.

32 I

Effectiveness of internal controls

The Directors review the effectiveness of the system of internal control semi-annually. An internal control compliance certification process is conducted throughout the Group in support of this review. Key controls are also assessed on a regular basis for both design and operating effectiveness. Issues arising out of business division risk and control assessments are considered to identify pervasive themes. Where appropriate, individually significant issues or those affecting more than one business division may be categorised as having Group level significance and are reported to the Board Audit Committee via the Group Governance and Control Committee. The Board Audit Committee monitors resolution of any identified control issues of Group level significance through to a satisfactory conclusion. In addition, regular reports are made to the Board Audit Committee by management, internal audit and the finance, compliance and legal functions covering in particular financial controls, compliance and other operational controls.

Risk management and internal control framework

Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the UK Corporate Governance Code’ published by the Financial Reporting Council (the Turnbull Guidance). These processes include an attestation procedure which requires all significant processes and identified material risks to be assessed and recorded, together with the related key controls by the Heads of Divisions, Businesses and Functions. As part of this, specific consideration is given to relevant information, including as a minimum, legal entities; any open control issues; any outstanding internal and external audit findings; regulatory reviews and any outstanding regulatory compliance matters; compliance with Group level policies; records of operational incidents and loss/risk events; experience of all types of fraud; and any other material control-related matters that have been raised either by management or via independent/external review. The status of any remediation in connection with these matters is also considered. The results of this attestation procedure were reported to the Board Audit Committee in February 2013, when it was noted that although several of the Group Key Risk Owner attestations received refer to outstanding control design/operating effectiveness issues, these had all been assessed against risk appetite and none of these had prevented the Heads of Divisions, Businesses or Functions from providing a Turnbull statement. All these issues had identified remediation tasks and attributed timescales for resolution (or timescales being determined).

The Board regularly reviews these processes through its principal Board Committees. Regular risk reports are made to the Board covering risks of Group significance including credit risk, market risk, funding risk, operational risk and legal risk. The Board Risk Committee receives reports covering the Principal Risks as well as reports on risk measurement methodologies and risk appetite. Further details of risk management procedures are given in the Risk management section on pages 273-303.

As discussed in the Risk management section of the Annual Report a number of matters were public during the course of 2012 which related to failings in the design and/or operation of certain controls other than those over financial reporting. Whilst the matters were disclosed in 2012, the failings giving rise to those issues occurred in prior periods. Management has reviewed the specific control processes impacted and concluded that these are now designed and operating effectively. Areas of ongoing control remediation are not considered to constitute material control failings.

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

Throughout the year ended 31 December 2012, and to date, the Group has operated a system of risk management and internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations.

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

I 33

Directors’ report continued

Management has assessed the effectiveness of Barclays PLC Group’s and Barclays Bank PLC Group’s internal control over financial reporting as of 31 December 2012. In making its assessment, management has utilised the criteria set forth by COSO. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2012. Our independent registered public accounting firm has issued a report on the Group’s internal control over financial reporting, which is set out on page 191.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 154-160.

Changes in internal control over financial reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Going concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risk to which it is exposed and its capital are discussed in the Business Review and Risk Management section.

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

Directors’ Responsibilities

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm set out on page 191, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared individual accounts in accordance with IFRS as adopted by the EU. The accounts are required by law and IFRS to present fairly the financial position of the Company and the Group and the performance for that period. The Companies Act 2006 provides, in relation to such accounts, that references to accounts giving a true and fair view are references to fair presentation.

The Directors consider that, in preparing the accounts on pages 192-272, and the additional information contained on pages 80-160, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the annual report and accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s performance, business and model.

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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

(b)	The management report, which is incorporated into the Directors’ Report on pages 30-34, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson

Company Secretary

5 March 2013

Barclays PLC

Registered in England, Company No. 48839

34 I

Board of Directors

1. Sir David Walker (73)

Chairman

Skills and experience

Sir David joined the Board as a non-executive Director on 1 September 2012, and was appointed as Chairman on 1 November 2012. He began his career in 1961 with Her Majesty’s Treasury, where, with a period on secondment to the International Monetary Fund in Washington (1969-1973), he served until 1977. From 1977-1993, Sir David held several key positions at the Bank of England where, in 1981, he became one of four Executive Directors of the Bank. From 1988-92 he was Chairman of the Securities & Investment Board and, ex officio, a nominated member of the Council of Lloyd’s over the same period. He was a non-executive member of the Court of the Bank of England from 1988-1993. Sir David was a non-executive board member of the former CEGB and subsequently of National Power plc between 1984 and 1994. He was formerly Chairman of Reuters Venture Capital, Vice-Chairman of the Legal and General Group and was Chairman of the London Investment Bankers’ Association for four years until June 2004. Sir David joined Morgan Stanley in 1994, where he was Chairman and CEO, Morgan Stanley International, and subsequently Chairman. At the end of 2005, he retired as Chairman but remained a Senior Advisor until the end of August 2012.

Since 2007 Sir David has completed two reports and made recommendations in respect of the private equity industry and corporate governance at financial institutions. He also co-led the independent review of the report that the FSA produced into the failure of Royal Bank of Scotland and was a member of the four-person Committee chaired by Lord Woolf (former Lord Chief Justice) into ethical business conduct in BAE Systems plc, which reported in May 2008.

Other principal external appointments

Sir David has been a member of the Group of Thirty (G30) since 1993: he is a trustee of the Group and was Treasurer from 1997-2004. He is also a trustee of the Cicely Saunders Foundation and was Chairman of the Business Leaders’ Group of the East End charity Community Links from 1995-2011.

Committee membership

Member of the Board Remuneration Committee, the Board Corporate Governance & Nominations Committee and the Board Conduct, Reputation and Operational Risk Committee since 1 September 2012; Chairman of the Board Corporate Governance and Nominations Committee and Board Conduct, Reputation and Operational Risk Committee since 1 November 2012; Chairman of the Board Enterprise Wide Risk Committee since its formation in January 2013.

I 35

Board of Directors continued

2. Antony Jenkins (51)

Group Chief Executive; Executive Director

Skills and experience

Antony was appointed Group Chief Executive on 30 August 2012, having previously been Chief Executive of Barclays Retail and Business Banking business since November 2009. He started his career at Barclays in 1983, where he completed the Barclays Management Development Programme before going on to hold various roles in retail and corporate banking. He moved to Citigroup in 1989, working in both London and New York. In January 2006, he rejoined Barclays as Chief Executive of Barclaycard, where he led a revival in the fortunes of the business. He joined the Barclays Executive Committee in November 2009.

Other principal external appointments

Member of the Board of Directors of the Institute of International Finance from February 2013. Between February 2009 and February 2013, Antony represented Barclays as a Non-executive Director on the Board of Absa, the Group’s South African banking subsidiary. He was also on the Board of Visa Europe Ltd between October 2008 and December 2011.

Committee membership

Chairman of the Group Executive Committee

3. David Booth (58)

Non-executive Director

Skills and experience

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

Other principal external appointments

President of East Ferry Investors, Inc.

Committee membership

Chairman of the Board Financial Risk Committee since January 2010 (member since January 2008); Member of Board Corporate Governance and Nominations Committee since January 2010; Member of the Board Remuneration Committee since July 2012; Member of the Board Enterprise Wide Risk Committee since its formation in January 2013.

4. Tim Breedon (55)

Non-executive Director

Skills and experience

Tim was appointed to the Board as a non-executive Director with effect from 1 November 2012. He was Group Chief Executive of Legal & General Group plc (L&G), until June 2012. Tim joined L&G in 1987, holding a number of roles before joining the board as Group Director (Investments) in 2002 and becoming Group Chief Executive in 2006. He remained an adviser to L&G, primarily with responsibilities in connection with Solvency II, until 31 December 2012.

Other principal external appointments

Tim served as Chairman of the Association of British Insurers (ABI) between July 2010 and July 2012, having been a director since 2007. He was also chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK, reporting its conclusions and recommendations in March 2012. Tim was a Director of the Financial Reporting Council from 2004 to 2007. He also served as a Director on the Board of the Investment Management Association between 2004 and 2005. Non-executive Director at the Ministry of Justice since December 2012.

Committee membership

Member of the Board Financial Risk Committee and the Board Remuneration Committee with effect from 1 December 2012; Member of the Board Conduct, Reputation and Operational Risk Committee with effect from 1 February 2013; Member of the Board Audit Committee with effect from 1 March 2013.

5. Fulvio Conti (65)

Non-executive Director

Skills and experience

Fulvio joined the Board in April 2006 as a non-executive Director. Fulvio has significant financial and business experience from a career spanning over 35 years, and is currently CEO and General Manager of Enel SpA, the Italian energy company, where he was previously Chief Financial Officer from 1999 to 2005. During his career, Fulvio held the role of General Manager and CFO of Telecom Italia SpA from 1996-1998 and CFO for various private and government owned entities in Italy, was in charge of finance at Montedison-Compart, and was CFO of Montecatini. He has also held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe, where he spent his initial career spanning over 20 years.

Other principal external appointments

Director of ENDESA SA since June 2009; Director of AON PLC since January 2008; Director of the Italian Institute of Technology since October 2011; President of Eurelectric since June 2011; Independent Director of RCS MediaGroup S.p.A. since April 2012 and Vice President of Confindustria since June 2012.

Committee membership

Member of the Board Audit Committee since September 2006.

6. Simon Fraser (53)

Non-executive Director

Skills and experience

Simon joined the Board in March 2009 as a non-executive Director. He has extensive experience of the fund management industry, having started his career at Fidelity International where he spent 27 years. During this time, Simon was President of the Investment Solutions Group and President of the Retirement Institute. He held a number of other positions during his time at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group.

Other principal external appointments

Director of Fidelity European Values PLC since July 2002; Director of Fidelity Japanese Values PLC since May 2000; Chairman of The Merchants Trust PLC since May 2010; Chairman of Foreign & Colonial Investment Trust PLC since May 2010; Non-executive Director of Ashmore Group Plc since February 2012.

Committee membership

Member of the Board Audit Committee since May 2009; Member of the Board Remuneration Committee since May 2009.

7. Reuben Jeffery III (59)

Non-executive Director

Skills and experience

Reuben joined the Board in July 2009 as a non-executive Director. Reuben has been CEO of Rockefeller & Co., Inc. since 2010 and has a broad range of banking and government experience. He previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007-2009), as Chairman of the Commodity Futures Trading Commission (2005-2007); and as a Special assistant to the President on the staff of the National Security Council (2004-2005). Previous to his government service, Reuben spent eighteen years at Goldman, Sachs & Co. (1983-2001) where he was managing partner of Goldman Sachs in Paris (1997-2001) and led the firm’s European Financial Institutions Group in London (1992-1997). Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell.

Other principal external appointments

Member of the International Advisory Council of the China Securities Regulatory Commission; Member of the Advisory Board of TowerBrook Capital Partners LP; Member of the Board of Directors of the Financial Services Volunteer Corps.

Committee membership

Member of the Board Financial Risk Committee since January 2010.

36 I

8. Chris Lucas (52)

Group Finance Director; Executive Director

Skills and experience

Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. He is responsible for a number of Group functions including Finance, Investor Relations, Treasury, Tax, Corporate Development and Corporate Secretariat. Chris joined Barclays from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. Chris has an extensive finance and accounting background, having spent most of his career working across financial services, including three years in New York as Head of the US Banking Audit Practice for Barclays for the 1999-2004 financial years and subsequently held similar roles for other global financial services organisations. Chris has announced that he has decided to retire from the Company and has agreed to remain in his role until a successor has been appointed and an appropriate handover has been completed. It is expected that this process will take a considerable time to complete.

Other principal external appointments

None held.

9. Sir Andrew Likierman (69)

Non-executive Director

Skills and experience:

Sir Andrew joined the Board in September 2004 as a non-executive Director. He has wide ranging experience within both public and private sectors and academia, and is currently Dean of the London Business School and Chairman of the National Audit Office. Sir Andrew has held a number of high-profile roles, including 10 years spent as Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. Sir Andrew also has a wealth of non-executive experience that includes serving as a non-executive Director of the Bank of England. In his professional capacity, Andrew has held the presidency of the Chartered Institute of Management Accountants, served as a member of the Financial Reporting Council for several years and was a member of the “Cadbury Committee” on UK Corporate Governance. Sir Andrew will retire from the Board at the 2013 AGM, having completed nine year’s service on the Board this year.

Other principal external appointments:

Trustee of the Institute for Government since September 2008; Chairman of

Applied Intellectual Capital Inc. (2006-2008); Non-executive Director of the Bank of England (2004-2008); Non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust (2004-2008).

Committee membership:

Member of the Board Audit Committee since September 2004; Member of the Board Financial Risk Committee since September 2004.

10. Dambisa Moyo (44)

Non-executive Director

Skills and experience:

Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. Dambisa worked for the World Bank from 1993 to 1995. After completing a PhD in Economics, she worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams.

Other principal external appointments:

Non-executive Director of SABMiller PLC since June 2009; Non-executive Director of Barrick Gold Corporation since April 2011; Non-Executive Director of Lundin Petroleum AB (publ) until May 2012.

Committee membership:

Member of the Board Financial Risk Committee since 2010; Member of the Board Conduct, Reputation and Operational Risk Committee since August 2011.

11. Sir Michael Rake (65)

Deputy Chairman and Senior Independent Director

Skills and experience:

Sir Michael joined the Board in January 2008 as a non-executive Director, and was appointed Senior Independent Director in October 2011 and Deputy Chairman in July 2012. Sir Michael has significant non-executive experience, both as a chairman and board member of listed companies. With over 30 years spent with KPMG, Sir Michael has substantial financial and commercial experience gained in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2002 and Chairman of KPMG International from 2002-2007.

Other principal external appointments:

Chairman of BT Group plc since 2007; Chairman of easyjet Plc since January 2010 (Deputy Chairman June 2009-December 2009); Director of the Financial Reporting Council (2007-2011); Director of the McGraw-Hill Companies since 2007; Chairman of the UK Commission for Employment and Skills (2007-2010); Chairman of Business in the Community (2004-2007).

Committee membership:

Chairman of the Board Audit Committee since March 2009 (member since January 2008); Member of the Board Financial Risk Committee since May 2009; Member of Board Corporate Governance and Nominations Committee since May 2009; Member of the Board Enterprise Wide Risk Committee since its formation in January 2013.

12. Sir John Sunderland (67)

Non-executive Director

Skills and experience:

Sir John joined the Board in June 2005 as a non-executive Director. He has extensive business and Board level experience, having spent forty years with Cadbury Schweppes PLC, where he became Chief Executive in 1996 and subsequently Chairman in 2003. Sir John has significant experience as a Director of UK listed companies, and has also held a number of similar positions in trade and professional bodies, including the Confederation of British Industry and the Chartered Management Institute.

Other principal external appointments:

Chairman of Merlin Entertainments Limited since December 2009; Director of the Financial Reporting Council from 2004 to 2011; Adviser to CVC Capital Partners; Association Member of BUPA; Governor of Reading University Council; Chancellor of Aston University; non-executive Director of AFC Energy plc; Deputy President of the Chartered Management Institute until 2009 (President 2007-2008); Deputy President of the CBI until June 2008 (former member and President).

Committee membership:

Member of the Board Remuneration Committee in 2005 (Chairman since July 2012); Member of the Board Corporate Governance and Nominations Committee since 2006, Member of the Board Conduct, Reputation and Operational Risk Committee since August 2011; Member of the Board Enterprise Wide Risk Committee since its formation in January 2013.

13. Diane de Saint Victor (58)

Non-executive Director

Skills and experience:

Diane was appointed as a non-executive Director with effect from 1 March 2013. She is currently General Counsel and Company Secretary and a member of the Group Executive Committee of ABB Limited (ABB), the publicly listed international power and automation technologies company based in Switzerland, where her responsibilities include Head of Legal and Integrity Group. She was formerly Senior Vice President and General Counsel of EADS, the European aerospace and defence company.

Other principal external appointments:

None held

Committee Membership:

Member of the Board Conduct, Reputation and Operational risk Committee with effect from 1 March 2013.

I 37

People

Throughout the challenges faced by Barclays during 2012 our colleagues have showed tremendous resilience and resolve in the face of external criticism and uncertainty. Colleagues continue to rise to these challenges and embrace ways of working that are aligned to the new values and behaviours. They welcome the Transform Programme and the chance to become the ‘Go-To’ bank.

We recognise that it is our colleagues who will implement our plans to deliver the ‘Go-To’ bank. By living our values every day they will make Barclays the bank we want it to be, a place where people want to join and a place where colleagues want to stay and develop their careers.

Successful employment relationships are built on mutual benefit and trust, and a more engaged workforce is always a more productive one. We build trust through regular two-way communications, both informally, and through our Employee Opinion Surveys. These help us understand our colleagues’ views and concerns, and enable us to take their views into account as we deliver the ‘Go-To’ ambition.

The 2012 Employee Opinion Survey was completed by 84% of our colleagues in advance of the announcement of the penalties in respect of LIBOR and EURIBOR rates. For the first time, we asked the same core set of questions across all our divisions, which will allow us to measure our progress going forward. These include whether our people feel proud to work for Barclays, would recommend it as a place to work, and whether they believe in the goals and objectives of the company. Collectively, these questions allow us to understand the degree to which employees are engaged with the company. The overall score for engagement was 73%, which is broadly in-line with the global benchmarks. The continuation of regular and open dialogue between the Group Chief Executive and the Executive Committee and colleagues, in events such as regular global Town Halls, will be important in ensuring colleagues are well informed, understand the bank’s objectives and remain engaged and connected with the future of Barclays.

Our ‘Partnership’ approach to industrial relations where we have maintained regular and constructive dialogue with more than 30 unions, works councils and staff associations across the globe, plays a key role in building and maintaining trust with our colleagues. Where we have had to restructure our business and this has resulted in job losses, we have worked closely with employee representatives to avoid compulsory redundancies where possible, ensuring colleagues leaving Barclays have been supported and treated with respect.

Barclays colleagues remain focused on serving customers and clients as reflected in our 2012 business results. This focus is supported by a distinctive culture underpinned by a common purpose, and clearly articulated set of values and behaviours. We believe that leadership behaviour drives culture, which in turn impacts all aspects of organisational performance. A group of Barclays ‘Values Leaders’ from all businesses and levels will deliver Barclays Purpose and Values training to all employees. In addition a group-wide, standard and assured induction will be designed and implemented to ensure our colleagues will understand and be engaged in ‘who we are’ and ‘how we work together’.

We will assess business unit and individual performance against our goals through a balanced scorecard for the bank. This will measure not just what we deliver, but also how we do business, our impact as a company, and adherence to our values.

Our People processes, specifically those linked to Performance Management, Reward, Talent (including promotions and mobility), Leadership and Learning are subject to increased focus and, where appropriate, standardisation, as we devise clear strategies for each to support the Transform Programme and strongly reflect the Barclays Values and Behaviours. We will continue to base variable remuneration on individuals’ performance ratings and the performance of their business. We will also continue to encourage our people to be involved and to share in our success by regularly inviting them to participate in our ‘all employee’ share plans. Further details of our approach to remuneration are included in the Remuneration Report on pages 39-68.

We have established a global Diversity and Inclusion strategy to create an environment that ensures we treat people fairly and understand how to let people from all backgrounds feel able to contribute to Barclays.

We have clear objectives to: increase representation and decrease turnover of under-represented populations at senior levels; maintain a positive climate of inclusion and engagement; and increase external recognition as a diverse and inclusive organisation. We have a wide range of initiatives in place to achieve our mission, including training for all employees, workplace and working practice adjustments for persons with disabilities, and identification of high potential women with relevant programmes to support their career development and retention.

We are proud that many of our initiatives have received external recognition around the world. Examples of this external recognition include being ranked second in the UK Business Disability Forum benchmark and our Cultural Diversity Network being awarded Network of the Year by Race for Opportunity. We recognise there is more to be accomplished and will focus on the following priorities for 2013 and beyond:

¡	Full scale deployment of our Unconscious Bias programme to our global Managing Director population;
¡	Continued momentum towards our 2015 Board-level female representation target of 25%; and
¡	Identifying opportunities to make lives easier for diverse customers, following the success of initiatives such as Talking ATMs in 2012.

We continue to provide a range of opportunities and tailored training programmes for graduates – recruiting a total of 1,100 graduates during 2012 onto our global graduate programmes. We also continued to play an active role in addressing societal challenges around employability in 2012. For instance, our innovative Apprenticeship Programme, which seeks to contribute to addressing the problem of youth unemployment in the UK, has recently recruited its 500th apprentice. We are committed to recruiting a total of 1,000 apprentices by the middle of 2013. The Big Barclays Apprentice Conversation was an event that provided our apprentices the opportunity to meet and speak with senior leaders, including the Executive Committee and Antony Jenkins. Providing this two-way exchange of ideas and views will help us tailor our programme for future years and provided a valuable insight into the drivers and motivations of an important talent pool and customer base.

FTE by region
	2012	2011	2010
UK	55,300	56,100	58,100
Africa & Middle East	45,200	47,900	50,400
Continental Europe	11,100	11,600	13,600
Americas	11,100	10,900	11,500
Asia Pacific	16,500	14,600	13,900
Total	139,200	141,100	147,500

Global employment statistics	%

38 I

Remuneration report

Statement from the Chairman of the

Board Remuneration Committee

Current Remuneration
Committee members

Chairman	Members
Sir John Sunderland	Sir David Walker
Simon Fraser
David Booth
Tim Breedon

2012 Remuneration

¡	While underlying financial performance has significantly improved, we have materially reduced remuneration. Variable remuneration has been reduced overall by 16% and fixed remuneration by 7% year on year.

¡	Remuneration as a proportion of adjusted profit before tax and adjusted net operating income is down significantly, as are average individual bonus levels. We have made substantial reductions in remuneration, including clawing back £300m of unvested deferred and long term incentive awards and risk adjustments of £860m to our 2012 incentives pool to reflect the LIBOR investigation and other risk issues in 2012. Our deferral rates significantly exceed FSA requirements.

¡	The Barclays Long Term Incentive Plan has been restricted in 2013 to our most senior employees. The performance condition will include financial and risk measures along with other measures from a balanced scorecard. After vesting a new two year holding period will apply to extend the plan to five years in total. We have also introduced new shareholding requirements for executive Directors and senior executives.

¡	These actions represent a major repositioning of Barclays remuneration and demonstrate our determination to pay no more than necessary, while remaining competitive.

Priorities for 2013

¡	We will continue to make sustainable reductions in remuneration levels while retaining the talent needed to execute the Board’s strategy.

¡	Performance assessments and performance related remuneration will reflect both what and how business results are achieved.

¡	We will maintain a frequent, frank and constructive dialogue with our shareholders and regulators on remuneration matters, as we have in 2012.

¡	Our new remuneration policy will protect and promote shareholders’ interests.

Dear shareholder

As Chairman of the Board Remuneration Committee I am pleased to introduce the Directors’ Remuneration Report for 2012.

I hope that 2012 will be seen as a turning point in the way Barclays approaches remuneration. For 2012 and in future we are taking a different approach to the balance between Directors’ and employees’ remuneration, and returns for shareholders. We have been justifiably criticised for failures to engage effectively with and explain our decisions to shareholders and the wider public, as well as on some occasions being criticised for the decisions themselves.

Reports of this kind tend towards standard disclosures and language. It is true, but arguably not very illuminating, to say that our role as a Committee is to ensure that Barclays is able to motivate, retain and incentivise the people needed to deliver the Board’s strategy. We need to go further, and explain that while discharging this role we must also ensure that we pay no more than necessary to achieve Barclays objectives, and that we eliminate undeserved remuneration and that by doing so we protect and promote the interests of our shareholders. We must do all this on the basis of transparent compliance and engagement with our regulators.

I 39

Remuneration report

Statement from the Chairman of the Board Remuneration Committee continued

Business context in 2012

Despite challenging economic conditions, 2012 saw Group adjusted income increase by 2% and Group adjusted profit before tax increase by 26% on 2011 levels. Adjusted return on average shareholders’ equity increased to 7.8% (2011: 6.6%). Statutory Group income decreased by 24% and profit before tax decreased 96%. Return on average shareholders’ equity decreased to negative 1.9% (2011: positive 5.8%).

Despite this strong financial performance a number of significant risk and compliance issues hit Barclays during the year. The LIBOR investigation and other issues including PPI and interest rate hedging products redress resulted in a loss of confidence in the bank, financial penalties, and the resignations of both Marcus Agius and Bob Diamond among other senior executives.

We have marked these failings by significant risk adjustments to the 2012 incentives pool and to individual remuneration decisions. We made reductions of £860m to the 2012 incentives pool and a further £300m has been clawed back from unvested deferred and long term incentive awards. These decisions show our commitment to link pay to performance and to align remuneration with risk. Performance should be measured not just in financial terms but also in terms of behaviour, sustainability, risk management and long term value creation.

Remuneration Committee work in 2012

A summary of the key subject areas covered at the Committee’s 2012 meetings can be found on page 60. We have reviewed and changed our policies. We have carefully considered our total remuneration spend, the structure of remuneration and individual decisions. In addition to incentive awards and funding we have focused on broader remuneration design, frameworks and policy, and regulatory and risk issues.

We have reviewed and adopted a new remuneration policy. This reflects the direction of Barclays more broadly under the Transform Programme led by Antony Jenkins, and the adoption across the whole Group of a new statement of Barclays Purpose and Values.

We have made significant reductions to our remuneration costs both in absolute terms and relative to adjusted net operating income and adjusted profit before tax. These are not one-off changes. They reflect the Committee’s view that we are now on a multi-year path to reposition Barclays remuneration.

Accordingly, we have reduced both the incentives pool and average individual incentive awards across the Group. At a Group level 2012 total incentive awards are down 16% on 2011 levels. Within the Investment Bank the reduction is 20%. As a result our compensation ratios (i.e. the proportions of adjusted net operating income and adjusted profit before tax used to pay all remuneration) are now significantly lower, having moved from the market median to the lower quartile within our industry. This is a significant repositioning of our remuneration costs. Our intention is to continue to manage down these ratios over time.

The average bonus across the Group in 2012 (excluding the Investment Bank) has fallen by 8% to £4,800. In the Investment Bank the average bonus in 2012 has fallen by 17% to £54,100. 45% of all Investment Bank employees received no bonus for 2012.

Outside of our formal meetings, we have listened to shareholders’ concerns by meeting and engaging with them more frequently. Our discussions have been frank and clear. We have been challenged and assisted by the insight and recommendations this engagement generates. Shareholders’ concerns that we have discussed include senior executive remuneration levels, remuneration in the Investment Bank in particular, and risk alignment in remuneration decisions. Among the changes we have made reflecting shareholders’ views are changes to the Barclays Long Term Incentive Plan. We have also introduced a new shareholding requirement for executive Directors and senior executives which is at the higher end of the market.

Our remuneration report

We have sought to improve the transparency and clarity of our remuneration disclosures. We have adopted in this report many aspects of HM Government’s proposed regulations on directors’ remuneration reporting. We have done this a year before these are expected to apply formally to Barclays.

We have made significant structural changes to this year’s report. In outline, after the remuneration questions and answers the report has the following sections:

¡	An explanation of our new remuneration policy for all Barclays employees (pages 41-42);

¡	A detailed summary of how the 2012 incentives pool was determined, including risk adjustments (pages 43-47);

¡	An explanation of our forward looking policy for Directors’ remuneration (pages 48-52);

¡	An explanation of how 2012 Director remuneration decisions were implemented (pages 53-58); and

¡	Details of the Committee’s work in 2012 and other remuneration information including statutory disclosures (pages 59-68).

The tables marked ‘audited’ in the report have been audited by Barclays auditors, PricewaterhouseCoopers LLP.

Focus in 2013

The Committee’s focus in the coming months will be to continue the process of repositioning remuneration at Barclays, and regaining shareholder and public understanding and confidence. In future, as part of the Transform Programme, individual performance will be assessed against a balanced scorecard and performance will be measured against Barclays values as well as other measures. The new performance assessment process will be in place for all senior executives during 2013 and for all other employees during 2014. Our new remuneration policy summarises our objectives.

We will continue to challenge assertions about the levels of pay required to attract, retain and motivate our people. We will not sanction paying more than is necessary, and will take appropriate risk, supported by our shareholders, in exerting further downward pressure on remuneration. We committed last year to a journey to bring down our compensation ratios and have made good progress this year, with the Group compensation to adjusted net operating income ratio declining to 38% (2011: 42%). The Group compensation to net operating income ratio increased to 46% (2011: 39%). We believe a ratio in the mid-30s is a sustainable position in the medium term which will ensure that we can continue to pay our people competitively for performance while also enabling us to deliver a greater share of the income we generate to shareholders. We will be informed in this work by a continuing constructive engagement and dialogue with our shareholders and our other stakeholders.

I believe 2012 saw us move significantly forward in achieving the right balance between the priorities of our various stakeholders. Reduced remuneration costs, increasingly robust risk-adjustments to both the incentives pool and individual incentive awards, tougher performance conditions, new shareholding requirements, and improved remuneration disclosures create a best practice framework which we will continue to develop in the coming year and beyond.

On behalf of the Board

Sir John Sunderland

Chairman, Board Remuneration Committee

5 March 2013

I 40

Remuneration policy for all employees

Barclays approach to remuneration

This section sets out Barclays remuneration policy for all employees, explaining the purpose and principles underlying the structure of remuneration packages, and how the policy links remuneration to the achievement of sustained high performance and long term value creation.

Remuneration policy

The Committee reviews and updates the Barclays remuneration policy periodically. For 2013, as part of the Transform Programme, the policy has been significantly updated. The principles set out in the policy underpin both 2012 remuneration decisions and the Committee’s objectives for 2013 and beyond.

The new remuneration policy is set out in the table below.

Barclays remuneration decisions:

1.	Support the goal of becoming the ‘Go-To’ bank by attracting, retaining and competitively rewarding colleagues with the ability, experience, skill, values and behaviours to deliver that goal.

2.	Will only reward business results when these are achieved in a manner consistent with Barclays values and behaviours:

¡	Respect: We respect and value those we work with, and the contribution that they make.

¡	Integrity: We act fairly, ethically and openly in all we do.

¡	Service: We put our clients and customers at the centre of what we do.

¡	Excellence: We use our energy, skills and resources to deliver the best, sustainable results.

¡	Stewardship: We are passionate about leaving things better than we found them.

3.

Protect and promote shareholder interests by incentivising colleagues to deliver sustained performance and create long term value through the delivery of Barclays goal. Those decisions will reflect that performance for individuals and in aggregate. Barclays will pay competitively for high performance but will not pay more than the amount appropriate to maximise the long term value of the bank for its shareholders.

4.

Create a direct and recognisable alignment between remuneration and risk exposure, as well as adjusting current and deferred incentives for current and historic risk, including malus adjustments, as appropriate.

5.	Should be as simple and clear for colleagues and stakeholders as possible – as is the process used to determine them.

6.	Ensure that balance between shareholder returns and remuneration is appropriate, clear and supports long term shareholder interests.

Remuneration and performance

Adherence to the principles of the new remuneration policy means that remuneration decisions for all employees across the whole of Barclays are aligned with and support the achievement of Barclays goal of becoming the ’Go-To’ bank.

This is achieved by linking remuneration to performance, assessing both ‘what’ is achieved and also ‘how’ goals are achieved. So we will measure and reward our people, not just on commercial success but on how they live Barclays values and behaviours in their daily work.

We will embed Barclays values in the way remuneration is managed by incorporating our balanced scorecard of both financial and non-financial measures into the performance appraisal process. Our balanced scorecard is a key part of the cultural change that is required to deliver the strategy of the Transform Programme. It measures Barclays performance across the following dimensions – Customers and Clients, Colleagues, Citizenship, Conduct and Company.

Linking our employee performance assessments and remuneration decisions to the balanced scorecard promotes a clear and direct alignment between remuneration policy and Barclays strategy.

We will implement the following changes and improvements to the performance assessment process:

¡

During 2013 all senior executives’ performance assessment and objectives will be explicitly linked to the balanced scorecard and to our values. They will therefore see how their own performance, and the assessment of it by their manager (and the Committee), is linked to Barclays strategy;

¡	Similar linkage of performance assessment and variable remuneration decisions for all employees will follow during 2013 and 2014;

¡	Personal objectives will be closely aligned with scorecards for the individual business or function in which employees work, which will align with and support the Group balanced scorecard;

¡

In addition to an assessment of ‘what’ each employee has achieved, appraisals will also include an overall, holistic, review of behaviours which will overlay a specific focus on ‘how’ the results of the individual’s work have been achieved, and whether they have been achieved in a way which is consistent with our values; and

¡

The balanced scorecard approach will also underpin business and Group-wide decisions, in particular the Committee’s determination of incentive pools. It will also be part of the performance condition attached to awards under the 2013-2015 Barclays Long Term Incentive Plan.

This means that all individual incentive decisions will be linked to Group, business (or function) and individual performance.

I 41

Remuneration policy for all employees continued

Remuneration structure

Employees receive salary, pension and benefits and are eligible to be considered for a discretionary bonus. Employees in some customer-facing businesses participate in incentive plans including plans based on customer feedback and other measures of the quality of service they provide to customers. The table on this page provides further details of our employee remuneration structure. The structure is aligned with the remuneration structure for executive Directors set out in more detail in the Directors’ remuneration policy section of this report. In 2013, only executive Directors and the most senior executives will participate in the Barclays Long Term Incentive Plan.

Fixed remuneration

Salary	¡

Salaries reflect individuals’ skills and experience and are reviewed annually in the context of annual performance assessment. They are increased where justified by role change, increased responsibility or where justified by the latest available market data. Salaries may also be increased in line with local statutory requirements and in line with union and works council commitments.

Pension and benefits	¡

The provision of a market competitive package of benefits is important to attracting and retaining the talented staff Barclays needs to deliver Barclays strategy. A new defined contribution pension scheme, the Barclays Pension Savings Plan, and a flexible benefits scheme, ‘My Rewards’, was launched in the UK in September 2012. This enables employees to choose from a range of benefits including the level of their pension contribution, life assurance and private health benefits, annual leave (with the ability to ‘buy’ and ‘sell’ subject to certain parameters), and participation in Barclays ‘all employee’ share plans (HMRC approved for UK participants). The cost of providing the benefits is defined and controlled. My Rewards will be rolled out globally to all employees over the next few years.

Variable remuneration

Annual bonus	¡	Annual bonuses incentivise the achievement of Group, business and individual objectives.

	¡	The ability to recognise performance through variable remuneration enables the Group to control flexibly its cost base and to react to events and market circumstances. Bonuses remain a key feature of remuneration practice in the highly competitive and mobile market for talent within the financial services sector. The Committee is careful to control the proportion of variable to fixed remuneration paid to individuals.

	¡	Bonus deferral requirements are significantly in excess of FSA requirements.

	¡	For FSA Remuneration Code Staff (Code Staff) the deferral rate is a minimum of 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000).

	¡	For non Code Staff, bonuses over £65,000 are subject to a graduated level of deferral.

	¡	2012 bonuses awarded to Managing Directors in the Investment Bank are 100% deferred.

	¡	Deferred bonuses are split equally between deferred cash bonuses under the Cash Value Plan (CVP) and deferred share bonuses under the Share Value Plan (SVP), each vesting in equal annual tranches over three years subject to continued service and malus. For Code Staff an additional six month holding period will be applied to 2012 share bonuses when they vest.

¡

Deferred bonuses are subject to malus conditions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) in the event of, for example, employee negligence or inappropriate conduct, or a material failure of risk management.

42 I

2012 incentives

2012 total incentive awards This section provides details of how 2012 total incentive award decisions were made.

Business context and 2012 performance highlights

Despite the strong financial performance set out below a number of significant risk and compliance issues hit Barclays during the year. The LIBOR investigation and other events including PPI and interest rate hedging products redress resulted in a loss of confidence in the Group, financial penalties, and the resignations of Marcus Agius, Bob Diamond and other senior executives. We have marked these failings by making significant risk adjustments to the 2012 incentives pool and to unvested deferred and long term incentive awards, and in the individual remuneration decisions for 2012 for senior executives. Against this challenging background, our financial performance for 2012 has nonetheless been strong. 2012 performance includes the following highlights which the Committee took into account in making its remuneration decisions for 2012:

¡

Adjusted profit before tax was up 26% to £7,048m for the 12 months ended 31 December 2012, with an improvement of 46% in Corporate and Investment Banking, and 52% in Wealth and Investment Management. Statutory profit before tax decreased 96% to £246m (2011: £5,879m);

¡

Statutory profit before tax decreased to £246m (2011: £5,879m), including own credit charge of £4,579m (2011: gain of £2,708m), gain on disposal of BlackRock, Inc. investment of £227m (2011: impairment/loss of £1,858m), £1,600m (2011: £1,000m) provision for PPI redress, and £850m (2011: £nil) provision for interest rate hedging products redress;

¡	The Investment Bank profit before tax increased 37% to £4,063m driven by income growth of 13% and reduced operating expenses;

¡

Adjusted income was up 2% at £29,043m despite challenging economic conditions, the continuing low interest rate environment and non-recurrence of gains from the disposal of hedging instruments in 2011 of £1,061m. Statutory income decreased 24% to £24,691m driven by the increase in the own credit charge of £4,579m (2011: gain of £2,709m);

¡

Adjusted return on average shareholders’ equity increased to 7.8% (2011: 6.6%) with improvements in most of our businesses. Statutory return on average shareholders’ equity was negative 1.9% (2011: positive 5.8%). Return on average shareholders’ equity decreased to negative 1.9% (2011: positive 5.8%);

¡

Adjusted operating expenses were down 3% to £18,539m as we reduced non-performance costs by 3% to £16,114m and performance costs by 4% to £2,425m. Statutory operating expenses were up 1% to £20,989m. Total incentive awards declined 16% for the Group and 20% for the Investment Bank, reducing the Investment Bank compensation: income ratio to 39% (2011: 47%). For a reconciliation of total incentive awards granted to the relevant income statement charge, see page 46; and

¡	Core Tier 1 remained strong at 10.9% (2011: 11.0%). Risk weighted assets reduced 1% to £387bn.

2012 incentive awards - headlines

¡	Total Group incentive awards have been reduced by 16% since 2011, with Group adjusted profit before tax increasing 26%. Statutory profit before tax decreased 96%;

¡	Incentive awards at the Investment Bank have been reduced by 20% since 2011, with adjusted and statutory profit before tax increasing 37%;

¡

Group incentives have reduced by £1.3bn (38%) since 2010 with adjusted profit before tax up 23% since 2010. Statutory profit before tax is down 96% since 2010. In the Investment Bank incentives have reduced by a similar amount, £1.3bn (48%), since 2010 with adjusted profit before tax down 7% since 2010;

¡

Incentive pools have been reduced while adjusted profits have increased since 2011. This is because of actions taken by management to reposition Barclays compensation in the market place and to reflect significant risk events that impacted Barclays in 2012. The significant risk events include the LIBOR investigation and redress for PPI and interest rate hedging products;

¡

Compensation to adjusted net operating income is down to 38% in 2012 (2011: 42%). Compensation to net operating income ratio increased to 46% (2011: 39%). Within aggregate compensation there has been strong differentiation on the basis of individual performance to allow us to manage compensation costs but also to pay competitively for high performers;

¡

Average value of bonus per Group employee down 13% year on year to £13,300; average value of bonus per Investment Bank employee down 17% year on year to £54,100. Average value of bonus per Group employee excluding the Investment Bank down 8% year on year to £4,800; and

¡	The proportion of the bonus pool that is deferred significantly exceeds the FSA’s Remuneration Code requirements and is expected to remain among the highest deferral levels globally.

I 43

2012 incentives continued

2012 incentives pool determination process

We recognise the importance that our stakeholders attach to the judgements that we apply in managing remuneration. Reduced remuneration costs, and increasingly robust risk-adjustments and performance conditions will continue to be a focus in how we achieve the right balance between the priorities of our various stakeholders.

Remuneration must be managed in a way which incentivises employees, ensures pay is linked to performance and is appropriately aligned to risk. Material progress has been made in reducing absolute levels of remuneration. Variable remuneration has been reduced by 16% year on year.

Barclays total incentive awards granted - current year and deferred (audited)
		Barclays Group			Investment Bank
	Year ended 31.12.12 £m	Year ended 31.12.11 £m	% Change	Year ended 31.12.12 £m	Year ended 31.12.11 £m	% Change
Current year cash bonus	852	832	2	399	381	5
Current year share bonus	15	66	(77)	6	3	100
Total current year bonus	867	898	(3)	405	384	5
Deferred cash bonus	489	618	(21)	447	576	(22)
Deferred share bonus	498	634	(21)	446	576	(23)
Total deferred bonus	987	1,252	(21)	893	1,152	(22)
Bonus pool	1,854	2,150	(14)	1,298	1,536	(15)
Other incentives	314	428	(27)	96	201	(52)
Total incentive awards granted[a]	2,168	2,578	(16)	1,394	1,737	(20)

Adjusted profit before tax	7,048	5,590	26	4,063	2,965	37
Bonus pool as % of profit before tax (pre bonus)	82%	28%		23%	35%
Bonus pool as % of adjusted profit before tax (pre bonus)[b]	20%	29%		23%	35%
Proportion of bonus that is deferred	53%	58%		69%	75%
Total employees (full time equivalent)	139,200	141,100	(1)	24,000	23,600	2
Bonus per employee	£13,300	£15,237	(13)	£54,100	£65,085	(17)

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table on page 46.

a  For a reconciliation of total incentive awards granted to the relevant income statement charge, see page 46.

b  Calculated as bonus awards divided by adjusted profit before tax excluding the income statement charge for bonus awards.

Compensation ratio trends and benchmark against peers

The reduction in compensation in 2012 moves Barclays from being at the median pay-performance level compared to competitors over the last two years to below the lower quartile level. This is a major shift which the Committee recognised would require strong management to achieve in a single year. Although it exposes the Group to some retention risk, the Committee determined that it was a necessary step on the multi-year journey to reposition Barclays remuneration. Major shareholders and their representative bodies were consulted as part of the process for deciding to take this change of approach.

Antony Jenkins said in the 2012 Results Announcement on 12 February 2013:

“We committed last year to a journey to bring down our compensation ratio and have made good progress this year, with the Group compensation to net income ratio declining to 38% (2011: 42%). While this is progress, not the destination, we believe a ratio in the mid-30s is a sustainable position in the medium term which will ensure that we can continue to pay our people competitively for performance while also enabling us to deliver a greater share of the income we generate to shareholders.”

44 I

Incentive pool proposals from each of the businesses were subjected to detailed scrutiny and challenge through a sequence of the Committee’s meetings before and after the year end. The final incentives pool reflects the actions taken by the Group Chief Executive and the Committee towards achieving the long term objective of sustainably reducing compensation levels over time. It also reflects appropriate risk adjustments made in respect of significant risk and compliance issues that have impacted Barclays in 2012 and the need to retain talent within Barclays to execute the new business strategy.

The table below summarises the three steps taken by the Committee in finalising the 2012 incentives pool.

Step 1

Adjustment for performance – The Committee considered the overall performance of Barclays and individual businesses. The Committee also looked at any significant events and one off transactions that have had a material impact on the financial results. The approach of the Committee is to use statutory profits as a starting point and then consider the impact of each adjustment. The Committee does not regard own credit as reflective of performance and accordingly excludes these amounts from its consideration. The Committee manages compensation based on a range of compensation ratios and is supported by advice from the Group Finance Director and Chief Risk Officer. Holding the compensation ratios broadly flat to 2011 would have suggested an increase of £700m to the incentives pool.

Step 2

Adjustments to reflect risk events in 2012 – The Committee made adjustments to the 2012 incentives pool totalling £860m. In addition, adjustments were made to unvested deferred and long term incentive awards. Further details on the risk adjustments made in 2012 are provided below and on the next page.

Step 3

Additional adjustment to reposition Barclays in the market – The Committee’s objective is to reposition Barclays remuneration in the market and achieve a sustainable compensation ratio over time. The Committee has made a further adjustment of £250m to make progress in achieving its objective, and the resulting 2012 incentives pool represents the starting point in 2013, i.e. the adjustments for risk events in 2012 and the market repositioning will not be added back in 2013.

Determination of the 2012 total incentives pool

			£m
	2011 total incentives pool		2,578

	2011 compensation to adjusted net operating income ratio of 42%

Step 1	Adjustment for performance		700

Step 2	Adjustments to reflect risk events in 2012		(860)
	Risk adjustments:
	LIBOR:	290
	Redress of PPI and interest rate hedging products and other risk adjustments:	570

Step 3	Additional adjustment to reposition Barclays in the market		(250)
	To reflect Barclays intention to reposition itself in the market

	The compensation to adjusted net operating income ratio reduced from 42% in 2011 to 38% in 2012
	2012 total incentives pool[a]		2,168

In addition to the reduction in variable remuneration described above, fixed remuneration reduced by 7% year on year. This was driven by a reduction in salary costs reflecting a moderately declining headcount and reductions in the cost of post retirement benefits primarily reflecting scheme closures and benefit changes in the US and Spain, and lower interest cost for the UK Retirement Fund.

a	For a reconciliation of total incentive awards granted to the relevant income statement charge, see page 46.

I 45

2012 incentives continued

The total risk adjustments made by the Committee are as follows:

Risk adjustments in 2012 – £1,160m

			£m
1.	Adjustments to 2012 incentives pool to reflect risk events	These are adjustments made by the Committee to reflect the significant risk events that impact Barclays. For 2012 the Committee made discretionary risk adjustments as shown in the table on page 45.	860
2.	Adjustments to existing deferred and long term remuneration	In certain circumstances the Committee may decide it is appropriate to exercise its power to reduce the value of unvested deferred and long term incentive awards (including to nil). In 2012 the Committee clawed back approximately £300m of unvested deferred and long term awards, the majority of which related to the LIBOR investigation. Combined with the adjustment to the 2012 incentives pool, the reductions for the LIBOR investigation exceeded the amount of the regulatory fines of £290m.	300

The risk adjustments outlined above are additional to the reduction in variable remuneration that naturally arises from the reduced profits as a result of the financial impact of the risk events.

Reconciliation of total incentive awards granted to income statement charge (audited)
		Barclays Group			Investment Bank
	Year ended 31.12.12 £m	Year ended 31.12.11 £m	% Change	Year ended 31.12.12 £m	Year ended 31.12.11 £m	% Change
Total incentive awards for 2012	2,168	2,578	(16)	1,394	1,737	(20)
Less: deferred bonuses awarded for 2012	(987)	(1,252)	(21)	(893)	(1,152)	(22)
Add: current year charges for deferred bonuses from previous years	1,223	995	23	1,117	907	23
Other[a]	21	206	(90)	75	248	(70)
Income statement charge for performance costs	2,425	2,527	(4)	1,693	1,740	(3)

a	Difference between incentive awards granted and the income statement charge for commissions, commitments and other incentives

¡	Employees only become eligible to receive payment from a deferred bonus once all of the relevant conditions have been fulfilled, including the provision of services to the Group;

¡

The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil performance conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where performance conditions have not been met; and

¡	As a consequence, while the 2012 incentive awards granted were down 16% compared to 2011, the income statement charge for performance costs was down 4%.

46 I

Income statement charge (audited)

	Year ended 31.12.12 £m	Year ended 31.12.11 £m	% Change
Performance costs	2,425	2,527	(4)
Salaries	5,981	6,277	(5)
Non-performance employee share plans	105	167	(37)
Social security costs	685	716	(4)
Post retirement benefits	590	727	(19)
Total compensation costs	9,786	10,414	(6)

Bank payroll tax	34	76	(55)
Other[a]	627	917	(32)
Non compensation costs	661	993	(33)

Total Staff costs	10,447	11,407	(8)

a	Includes staff training, redundancy and retirement.

¡	Total staff costs reduced 8% to £10,447m, principally reflecting a 5% reduction in salaries, a 19% reduction in post retirement benefits and reductions in performance costs;
¡	Salaries reduced by 5% to £5,981m, reflecting a moderately declining average headcount;
¡	The post retirement benefits charge decreased 19% to £590m, primarily reflecting scheme closures and benefit changes in the US and Spain, and lower interest cost for the UK Retirement Fund;
¡

Performance costs reduced 4% to £2,425m, reflecting a 22% reduction in charges for current year cash and share bonuses and other incentives of £1,202m, partially offset by a 23% increase in the charge for deferred bonuses from prior years to £1,223m; and

¡	Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table below.

Year in which income statement charge is expected to be taken for Deferred Bonuses awarded to date[a]
	Actual		Expected[b]
	Year ended 31.12.11 £m	Year ended 31.12.12 £m	Year ended 31.12.13 £m	2014 and beyond £m
Barclays Group
Deferred bonuses from 2009 and earlier bonus pools	405	153	18	–
Deferred bonuses from 2010 bonus pool	590	404	147	21
Deferred bonuses from 2011 bonus pool	–	666	386	183
Deferred bonuses from 2012 bonus pool	–	–	512	431
Income statement charge for deferred bonuses	995	1,223	1,063	635

Investment Bank
Deferred bonuses from 2009 and earlier bonus pools	365	143	17	–
Deferred bonuses from 2010 bonus pool	542	374	134	19
Deferred bonuses from 2011 bonus pool	–	600	347	164
Deferred bonuses from 2012 bonus pool	–	–	463	384
Income statement charge for deferred bonuses	907	1,117	961	567

Bonus Pool Component	Expected Grant Date	Expected Payment Date(s)[c]	Year(s) in which Income Statement Charge Arises[d]
Current year cash bonus	• February 2013	• February 2013	• 2012
Current year share bonus	• February/March 2013	• February 2013 to September 2013	• 2012
Deferred cash bonus	• March 2013	• March 2014 (33.3%)	• 2013 (48%)
		• March 2015 (33.3%)	• 2014 (35%)
		• March 2016 (33.3%)	• 2015 (15%)
• 2016 (2%)
Deferred share bonus	• March 2013	• March 2014 (33.3%)	• 2013 (48%)
		• March 2015 (33.3%)	• 2014 (35%)
		• March 2016 (33.3%)	• 2015 (15%)
• 2016 (2%)

a	The actual amount charged depends upon whether performance conditions have been met and will vary compared with the above expectation.
b	Does not include the impact of future grants which may be made in 2013 and 2014.
c	Payments are subject to all performance conditions being met prior to the expected payment date. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment.
d	The income statement charge is based on the period over which performance conditions are met.

I 47

Directors’ remuneration policy

2013 Remuneration policy for executive Directors

This section describes Barclays forward-looking remuneration policy for executive Directors, explaining how each element of executive Directors’ remuneration packages operates. Total remuneration packages for executive Directors comprise salary, pension, benefits, annual bonus and long term incentive plan awards.

2013 remuneration policy for executive Directors
Purpose	Operation	Value and applicable performance measures

Salary Rewards skills and experience and provides the basis for a competitive remuneration package

Salaries are determined with reference to market practice and market data (on which the Committee receives independent advice), and reflect individual experience and role.

Executive Directors’ salaries are benchmarked against comparable roles in other banks and FTSE 30 companies.

Salaries are reviewed annually and increases are made only exceptionally to reflect market movements and change in job responsibilities. The Committee notes and manages the potential for salary increases to have a ‘ratchet effect’ on total remuneration because of the linkage between salary and other elements of the remuneration package such as cash in lieu of pension, bonus and long term incentive awards.

Reviewed annually but increased only exceptionally.
Pension Enables executive Directors to build long term retirement savings

Current executive Directors receive an annual cash allowance in lieu of participation in a pension arrangement.

This is a common arrangement in executive remuneration, reflecting recent and continuing changes in the UK taxation of pension contributions. The rates of these allowances (as a percentage of salary) for executive Directors exceed pension contribution rates for the broader employee population. This reflects market practice for senior executives. The rate of cash allowance in lieu of pension for any new executive Director is appropriately benchmarked at the time of appointment.

Group Chief Executive – currently 33% of salary. Group Finance Director – currently 25% of salary. Reviewed annually but increased only exceptionally.
Benefits Protects against risks and provides other benefits

Executive Directors’ benefits provision includes private medical cover, life and ill-health income protection, tax advice, the use of a company vehicle or the cash equivalent, and use of a company vehicle and driver when required for business purposes.

The value of benefits in 2012 was £81,000 for the current Group Chief Executive (including benefits received in his previous role as CEO of Retail and Business Banking) and £34,000 for the Group Finance Director.

48 I

2013 remuneration policy for executive Directors continued
Purpose	Operation	Value and applicable performance metrics

Annual bonus

Rewards delivery of the near term business targets set each year, the individual performance of the executive Directors in achieving those targets, and contribution to delivering Barclays strategic objectives

Deferred bonuses encourage long term focus and retention and the malus conditions that apply to them discourage excessive risk-taking and inappropriate behaviours and encourage a long term view. Deferred share bonuses encourage long term shareholding and align executive Directors’ interests with those of shareholders

Determination of annual bonus

Individual bonus decisions are based on executive Directors’ performance in the year, measured against Group and personal objectives. Performance measures are both quantitative and qualitative, and both financial and non-financial. Bonus awards are made by the Committee following discussion of recommendations made by the Chairman (for the Group Chief Executive’s bonus) and by the Group Chief Executive (for the Group Finance Director’s bonus).

Operation of risk adjustment and malus

Bonuses awarded reflect reductions made to incentive pools in relation to risk events. Individual bonus decisions may also reflect reductions in relation to specific risk and compliance events. Once awarded, deferred bonuses are subject to malus conditions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) in the event of, for example, employee negligence or inappropriate conduct, or a material failure of risk management.

Delivery mechanism

Bonuses paid to executive Directors are generally delivered in a combination of cash and shares which may be either immediate or deferred. Deferred share bonuses are delivered in the form of awards under the Share Value Plan (SVP).

Deferral structure

Executive Directors are Code Staff and their bonuses are therefore subject to deferral of at least the level applicable to all Code Staff, currently 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000). The Committee may choose to defer a greater proportion of any bonus awarded to an executive Director than the minimum required by the FSA’s Remuneration Code.

Timing of receipt

Non-deferred cash components of any bonus are received following the performance year to which they relate, typically in February. Non-deferred share bonuses are subject to a six month holding period. Deferred share bonuses are awarded under the SVP. They vest over a three year period in thirds each year, subject to continued service and the malus conditions. Once SVP awards made from 2013 have vested, the shares are (after payment of tax) subject to an additional six month holding period.

The value of any annual bonus is limited to a percentage of salary. The current maximum percentage is 250% for both the Group Chief Executive and for the Group Finance Director.

The performance objectives by which executive Director bonuses for 2013 will be assessed include Group and individual measures, both financial and non-financial. At the Group level, performance of each of the executive Directors will include measurement against progress in delivering the Transform commitments. This includes the 2015 financial targets including return on equity, cost to income ratio, core capital ratio and dividend payout ratio. Further details of each executive Director’s 2013 objectives are provided on pages 54 and 56.

Long Term Incentive Plan (‘LTIP’) award

Rewards execution of Barclays strategy and growth in shareholder value over a multi-year period

Long term performance measurement, holding periods and the malus conditions discourage excessive risk-taking and inappropriate behaviours, encourage a long term view and align executive Directors’ interests with those of shareholders

Determination of LTIP award

LTIP awards are made by the Committee following discussion of recommendations made by the Chairman (for the Group Chief Executive’s LTIP award) and by the Group Chief Executive (for the Group Finance Director’s LTIP award).

Operation of risk adjustment and malus

The achievement of performance conditions is the primary indicator of whether and to what extent LTIP awards will vest. Awards are also subject to malus conditions similar to those applicable to deferred bonuses. The malus conditions enable the Committee to reduce awards (including to nil).

Delivery mechanism

Barclays LTIP awards vest three years from the date of award. At vesting LTIP awards are satisfied in Barclays shares.

Timing of receipt

For 2013 Barclays LTIP awards, a further holding period of two years has been introduced which applies to the shares on vesting (after payment of tax), making the plan cycle five years in total.

The value of any LTIP award is limited to percentage of salary. The maximum potential payout value of an award is 400% of salary (based on the value of shares and salary at the start of the LTIP performance period).

A summary of the performance metrics that apply to the LTIP awards for the 2010-2012, 2011-2013 and 2012-2014 performance periods is provided on page 67. The performance condition for the 2013-2015 LTIP is based on financial performance (RoRWA), risk (loan loss rate) and a balanced scorecard.

I 49

Directors’ remuneration policy continued

Executive Director service contracts

Barclays executive Director service contracts entitle the executive Directors to the fixed elements of remuneration and to consideration for variable remuneration each year. The contracts do not have a fixed term but provide for a notice period from Barclays of 12 months. Contracts may be terminated immediately with payments in lieu of notice being paid in phased instalments, subject to contractual mitigation. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is required.

The Committee’s approach to payments in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the deferred incentive plans and long term incentive plans in which the executive Director participates.

Termination provisions
Antony Jenkins Effective contract date 30 August 2012

Contract termination provisions

12 months’ notice from the Company (six months from the Director). On notice from the Company 12 months’ salary payable and continuation of medical and pension benefits while an employee. No automatic contractual entitlement to bonus on termination, but may be considered.

Deferred bonus and LTIP awards treatment on termination

Antony Jenkins would normally continue to be entitled to receive unvested portions of deferred bonus if he was an eligible leaver under the relevant plan rules. Any release of unvested portions would be made on the scheduled release date. Otherwise, outstanding deferred awards would normally lapse.

Any unvested awards under LTIPs would normally be released on the scheduled release date, pro-rated for time and performance, if Antony Jenkins was an eligible leaver under the relevant plan rules. Otherwise, the unvested awards would normally lapse.

Chris Lucas Effective contract date 1 April 2007

Contract termination provisions

12 months’ notice from the Company (six months from the Director). On notice from the Company 12 months’ salary payable, bonus equivalent to the average of the previous three years’ bonuses (capped at 100% of current salary) and continuation of medical and pension benefits while an employee.

The current Group Finance Director’s contractual terms date from 2006. The provisions relating to bonus entitlement in the context of termination are no longer best practice. No future executive Director contract will include such terms.

Deferred bonus and LTIP awards treatment on termination

Chris Lucas would normally continue to be entitled to receive unvested portions of deferred bonus if he was an eligible leaver under the relevant plan rules. Any release of unvested portions would be made on the scheduled release date. Otherwise, outstanding deferred awards would normally lapse.

Any unvested awards under LTIPs would normally be released on the scheduled release date, pro-rated for time and performance, if Chris Lucas was an eligible leaver under the relevant plan rules. Otherwise, the unvested awards would normally lapse.

The remuneration packages offered on appointment to any new executive Director are a specific part of the Committee’s Terms of Reference. The terms of such packages must be approved by the Committee in consultation with the Chairman and (except for the terms of his own remuneration) the Group Chief Executive. Any award made to compensate for forfeited remuneration from the new executive Director’s previous employment may not be more generous than, and must mirror as far as possible, the terms of the forfeited remuneration.

Shareholding requirement

From 2013 the Committee has introduced a new requirement that executive Directors should hold Barclays shares worth, as a minimum, four times salary. The current executive Directors have five years from the introduction of the new requirement to meet it (five years from appointment for a new executive Director) and they have a reasonable period to build up to the requirement again if it is not met because of a share price fall. Shares that count towards the requirement are beneficially owned shares including any vested share awards subject to holding periods (including vested LTIPs). Shares from unvested deferred share bonuses and unvested LTIPs do not count towards the requirement. This requirement replaces the previous guidelines, enhances the alignment of shareholders’ and executive Directors’ interests in long term value creation, and positions Barclays at the higher end of market practice. Current executive Directors’ shareholdings as compared to the new shareholding requirement are summarised in the chart on page 57.

The Committee also decided that from 2013 other members of the Group Executive Committee should be subject to a shareholding requirement in excess of the requirements of the FSA’s Remuneration Code. The shareholding requirement for other Group Executive Committee members is that they should hold Barclays shares worth, as a minimum, two times salary. In all other respects the shareholding requirement for other Group Executive Committee members is the same as the requirement for executive Directors.

50 I

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the current executive Directors’ remuneration in three scenarios: ‘Minimum’ (i.e. fixed remuneration), ‘Maximum’ (i.e. fixed remuneration and the maximum variable remuneration that may be awarded) and ‘Mid-point’ (i.e. fixed remuneration and 50% of the maximum variable remuneration that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value. The scenarios do not reflect share price movement between award and vesting.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance-related and at risk. At the ‘mid-point’ for the Group Chief Executive, 30% of total remuneration is fixed and 70% is variable, moving to 18% fixed and 82% variable at the maximum. At the ‘mid-point’ for the current Group Finance Director 29% of total remuneration is fixed and 71% is variable, moving to 17% fixed and 83% variable at the maximum.

Group Chief Executive

Group Finance Director

How shareholder views and broader employee pay are taken into account by the Committee in setting policy and making remuneration decisions

The Committee Chairman and senior executives have engaged more extensively and more proactively with shareholders and shareholder representative bodies during 2012 than ever before. The Committee Chairman has met with major shareholders and also with the Association of British Insurers, the National Association of Pension Funds and ISS to discuss remuneration matters. The Chairman, Committee Chairman and the Group Chief Executive also receive frequent comments from private shareholders either in writing or at events such as our Annual General Meeting. We listen to all of these comments and we try to respond to all of them.

The Committee takes account of the remuneration of the broader employee base when it considers the remuneration of the executive Directors. The Committee receives and reviews detailed analysis of remuneration proposals for employees across all of the Group’s businesses. This includes analysis by corporate grade and by performance rating and details of proposed bonuses and salary increases across the employee population. When the Committee considers executive Director remuneration it therefore makes that consideration in the context of a detailed understanding of remuneration for the broader employee population.

Our approach to executive Director and wider employee remuneration during 2013 will be characterised by a focus on bearing down on costs and ensuring the principles of our new remuneration policy are applied at all levels.

Comparison of executive Directors’ remuneration packages with remuneration packages for the broader employee population

The structure of total remuneration packages for executive Directors and for the broader employee population is similar. Employees receive salary, pension and benefits and are eligible to be considered for a discretionary annual bonus. The broader employee population typically does not have a contractual limit on the quantum of their remuneration.

The Committee approaches any salary increases for executive Directors on an exception-only basis. Incremental annual salary increases remain more common among employees at less senior levels.

As with executive Directors, bonuses for the broader employee population are performance based. Bonuses for executive Directors and the broader employee population are subject to deferral requirements. Executive Directors and other Code Staff are subject to deferral at a minimum rate of 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000) but the Committee may chose to operate higher deferral rates. For non-Code Staff, bonuses in excess of £65,000 are subject to a graduated level of deferral and in the Investment Bank, 2012 bonuses for Managing Directors are subject to 100% deferral. Executive Directors’ deferred bonuses may include deferred share bonuses awarded under the SVP. 2012 deferred bonuses for the broader employee population will be awarded 50% under the SVP and 50% under the CVP, which vest over three years in equal tranches. The terms of deferred bonus awards for executive Directors and the wider employee population are broadly the same, in particular the vesting of all deferred bonuses is subject to continued service and subject to malus conditions.

The broader employee population is not eligible to participate in the Barclays Long Term Incentive Plan in 2013.

I 51

Directors’ remuneration policy continued

Remuneration for non-executive Directors This section provides details of the remuneration approach for the Chairman and non-executive Directors.

Remuneration for non-executive Directors
Element and purpose	Operation
Fees	Fees are reviewed each year by the Board. Fees were last increased in May 2011.
Reflect individual responsibilities and membership of Board Committees

The first £30,000 (Chairman: first £100,000) after tax and national insurance contributions of each non-executive Director’s base fee is used to purchase Barclays shares which are retained on the non-executive Director’s behalf until they retire from the Board.

The Chairman has a minimum time commitment equivalent to 80% of a full-time role.

Benefits For Chairman only

The Chairman is provided with private medical cover subject to the terms of the Barclays scheme rules from time to time, and is provided with the use of a company vehicle and driver when required for business purposes.

No other non-executive Director receives any benefits from Barclays. Non-executive Directors are not eligible to receive a bonus. They may not participate in Barclays cash, share or long term incentive plans and are ineligible to join Barclays pension plans.

Notice and termination provisions	Each non-executive Director appointment is for an initial six year term, renewable for a single term of three years thereafter and subject to annual re-election by shareholders.

Notice period:
Chairman: 12 months from the Company (six months from the Chairman). Non-executive Directors: six months.
Termination payment policy

The Chairman’s appointment may be terminated by Barclays on 12 months’ notice or immediately in which case 12 months’ fees and contractual benefits are payable in instalments at the times they would have been received had the appointment continued. There are similar termination provisions for non-executive Directors based on six months’ fees. No continuing payments of fees (or benefits) are due if a non-executive Director is not re-elected by shareholders at the Barclays Annual General Meeting.

The table below shows the fees payable to non-executive Directors in respect of Board and Committee chairmanship and membership for the year ended 31 December 2012 and for the year ending 31 December 2013. The current Chairman does not receive any other fees in addition to his Chairman fee.

Fees
	2013 £000	2012 £000
Chairman	750	750
Board Member	80	80
Additional responsibilities
Senior Independent Director	30	30
Chairman of Board Audit Committee or Board Remuneration Committee	70	70
Chairman of Board Financial Risk Committee (Board Risk Committee to 31 January 2013)	60	60
Membership of Board Audit Committee or Board Remuneration Committee	30	30
Membership of Board Conduct, Reputation and Operational Risk Committee (Board Citizenship Committee to 1 February 2013)	25	15
Membership of Board Financial Risk Committee (Board Risk Committee to 31 January 2013)	25	25
Membership of Board Corporate Governance and Nominations Committee	15	15

52 I

Implementation of Directors’ remuneration in 2012

2012 remuneration outcomes for executive Directors This section explains how the Group remuneration policy for executive Directors has been implemented during 2012.

Group Chief Executive remuneration – Antony Jenkins

We have shown Antony Jenkins’ full remuneration for the whole of 2012 in the interests of clarity and transparency. The LTIP award shown above for 2012 is for the 2013-2015 performance period.

Details of 2012 remuneration
Salary

The 2012 salary shown above of £0.833m is the salary Antony Jenkins received in respect of the whole of 2012. This reflects a salary in 2012 of £0.7m per annum for Antony’s role as CEO of Retail and Business Banking (until 29 August 2012) and £1.1m per annum as Group Chief Executive (from 30 August 2012). The Committee did not increase Antony Jenkins’ salary for 2013.

Pension

The 2012 pension value shown above of £0.215m is in respect of the whole of 2012. This reflects participation in the Afterwork pension plan from 1 January 2012 to 31 March 2012, cash in lieu of pension of 21% of salary from 1 April 2012 to 29 August 2012, and cash in lieu of pension of 33% of salary from 30 August 2012. The cash in lieu of pension of 33% reflects market practice for senior executives in comparable roles.

Benefits

Antony Jenkins’ benefits include private medical cover, life and ill-health income protection, tax advice, car allowance and the use of a company vehicle and driver when required for business purposes. Antony is not entitled to tax equalisation.

Annual Bonus

The Committee considered Antony Jenkins’ performance for the whole of 2012 in the round. It assessed his performance against Group, business (by reference to his previous role as CEO of Retail and Business Banking up to 29 August 2012) and individual measures. In doing so the Committee considered 2012 financial performance, including the highlights which are detailed on page 43.

In considering his 2012 performance the Committee considered that Antony Jenkins had delivered strong Retail and Business Banking performance prior to accepting the role of Group Chief Executive at a difficult time for Barclays. Since that time the Committee agreed he has quickly established a leadership profile that differentiates him from predecessors and a commitment to leading the changes required including strengthening the culture and control environment across Barclays. The Committee welcomed Antony Jenkins’ contribution to its own work in managing remuneration costs and redressing the balance between employee and shareholder returns.

On 1 February 2013 Antony Jenkins announced that he did not wish to be considered for a bonus for 2012, citing his wish to bear an appropriate degree of accountability for multiple issues besetting the bank during the year.

Long Term Incentive Plan 2013-2015

The Committee decided to make an award to Antony Jenkins under the Barclays LTIP for the 2013-2015 performance period with a maximum potential payout value of 400% of his salary at the date of award (not taking into account the potential effect of share price movement between award and any payout).

The LTIP maximum value of £4.4m is based on the maximum number of shares that can vest at the end of a performance period of three years. The maximum number of shares is 400% of salary at the start of the performance period divided by the share price at the date the award is made. For the purposes of assessing the ‘value at award’ of the LTIP (taking into account the range of possible outcomes) Barclays historical approach has been to ascribe a value of one-third of the maximum value assuming no share price movement. So on the basis of this approach the ‘value at award’ of the maximum LTIP to Antony as shown above is one-third x £4.4m, i.e. £1.467m. For the 2013-2015 Barclays LTIP, performance conditions will be based on financial performance (measured on return on risk weighted assets), risk (measured by loan loss rate) and a balanced scorecard. Any award that vests after three years will be subject to a further two year holding period.

I 53

Implementation of Directors’ remuneration in 2012 continued

2012 remuneration overview – Antony Jenkins

The chart below shows the maximum value of remuneration possible for 2012 under Antony Jenkins’ contract, the maximum potential value of the remuneration actually awarded for 2012, and timing of receipt. The potential value of the 2013-2015 LTIP payout does not take into account share price movement or the value of additional shares which may be added to the number of shares released on vesting to reflect dividends paid during the performance period.

The maximum potential bonus and LTIP award in the first column are based on Antony Jenkins’ Group Chief Executive salary of £1.1m.

‘BIS single figure’ for 2012 remuneration

The Department for Business, Innovation and Skills’ (BIS) draft disclosure regulations include a requirement to show a single figure for executive Director remuneration on a basis different to that shown on the opposite page. The ‘BIS single figure’ basis requires that for LTIPs, rather than including the value of any LTIP awarded in 2013, the payout value of any LTIP whose performance cycle ended in 2012 should be included instead. Accordingly, the table below shows Antony Jenkins’ 2012 remuneration on the ‘BIS single figure’ basis. As Antony Jenkins was not a participant in a previous LTIP cycle that ended in 2012, the LTIP figure is shown as zero and his 2012 total remuneration on the ‘BIS single figure’ basis is £1.129m.

‘BIS single figure’ for 2012 total remuneration	£000

Salary	Pension	Benefits	Bonus	LTIP	Total
833	215	81	0	0	1,129

Previous Long Term Incentive Plan awards

Antony Jenkins was not a participant in a previous LTIP cycle that ended in 2012. Antony currently holds unvested LTIP awards under the Barclays LTIP for the performance period 2012-2014. Prior to joining the Board, Antony participated in long term incentive plans linked to divisional performance. These divisional plans were not appropriate to his new role as Group Chief Executive and were brought to an end. The equivalent value of these arrangements was made as awards with the same vesting date over Barclays shares under the SVP and the Barclays LTIP for the performance period 2012-2014. These awards are shown in the table on pages 65-66.

2013 objectives

Antony Jenkins’ performance objectives for 2013, by which 2013 remuneration decisions will be measured, include Group and individual measures and are both financial and non-financial. In line with the announcements of the outcomes of the Board’s Strategic Review that were made on 12 February 2013, Antony is responsible for delivering the Transform commitments and the financial and non-financial commitments made in those announcements. In assessing Antony’s performance, the Committee will assess Antony’s progress in working towards the 2015 financial targets including:

¡	Return on equity in excess of cost of equity and improvement in the quality of income and predictability of earnings;

¡	Reduction in the cost to income ratio;

¡	Management of the core capital ratio; and

¡	Improvement in the dividend payout ratio.

Other key actions include a focus on activities which support Barclays customers and clients; growing the UK, US and African franchises; restructuring the European retail and corporate businesses; repositioning the European and Asian equities and Investment Banking Division businesses; closing the Structured Capital Markets tax-related business unit; reducing risk weighted assets and investing in higher return businesses; and reducing operating expenses through a new approach to strategically manage costs. Antony’s performance will also be assessed by the Committee by reference to the relationships he builds with internal and external stakeholders, the leadership he provides in driving cultural change, and his success in building a strong compliance and control structure to restore public confidence in Barclays.

54 I

Group Finance Director remuneration – Chris Lucas

The LTIP award shown above for 2012 is for the 2013-2015 performance period and the LTIP award for 2011 is for the 2012-2014 performance period.

Details of 2012 remuneration
Salary	Chris Lucas’ salary for 2012 was £0.8m. The Committee did not increase his salary for 2013.

Pension

As Group Finance Director Chris Lucas is contractually entitled to cash in lieu of pension contributions of 25% of his salary per annum. This reflects market practice for senior executives in comparable roles.

Benefits

Chris Lucas’ benefits include private medical cover, life and ill-health income protection, tax advice, car allowance and the use of a company vehicle and driver when required for business purposes. Chris is not entitled to tax equalisation.

Annual Bonus

On 27 June 2012, Chris Lucas agreed with the Board voluntarily to forgo any consideration for a bonus for 2012. This decision was made in the context of settlements reached by Barclays in relation to investigations by UK and US authorities into submissions made by Barclays to the bodies that set various interbank offered rates.

In the circumstances the Committee did not consider whether a bonus would be appropriate for 2012 but it did still consider Chris Lucas’ performance during the year against Group and individual performance measures. The Committee noted and confirmed the assessment of his line manager, Antony Jenkins, that Chris Lucas had exceeded expectations for the year, contributing positively to the process of change underway since Antony became Group Chief Executive. The Committee noted Chris Lucas’ effective execution of Barclays capital planning, his leadership of the finance function and his contribution to the Board’s business practices review and medium term planning. In doing so the Committee also considered the 2012 financial highlights as detailed on page 43.

Long Term Incentive Plan 2013-2015

The Committee decided to make an award to Chris Lucas under the Barclays Long Term Incentive Plan for the 2013-2015 performance period with a maximum potential payout value of 400% of his salary at the date of award (not taking into account the potential effect of share price movement between award and any payout).

The LTIP maximum value of £3.2m is based on the maximum number of shares that can vest at the end of a performance period of three years. The maximum number of shares is 400% of salary at the start of the performance period divided by the share price at the date the award is made. For the purposes of assessing the ‘value at award’ of the LTIP (taking into account the range of possible outcomes) Barclays historical approach has been to ascribe a value of one-third of the maximum value assuming no share price movement. So on the basis of this approach the ‘value at award’ of the maximum LTIP to Chris as shown above is one-third x £3.2m, i.e. £1.067m. The 2013-2015 performance condition for Chris’ LTIP is identical to that of Antony Jenkins’ 2013-2015 LTIP award as detailed on page 53, as is the subsequent holding period.

I 55

Implementation of Directors’ remuneration in 2012 continued

2012 remuneration overview – Chris Lucas

The chart below shows the maximum value of remuneration possible for 2012 for Chris Lucas, the maximum potential value of the remuneration actually awarded for 2012, and timing of receipt. The potential value of the 2013-2015 LTIP payout does not take into account share price movement or the value of additional shares which may be added to the number of shares released on vesting to reflect dividends paid during the performance period.

‘BIS single figure’ for 2012 remuneration

On the Department for Business, Innovation and Skills (BIS) ‘single figure’ basis (i.e. including the vesting amount of the 2010-2012 PSP and not the value at award of his 2013-2015 LTIP award) Chris Lucas received 2012 total remuneration of £1.677m.

‘BIS single figure’ for 2012 total remuneration						£000
	Salary	Pension	Benefits	Bonus	LTIP	Total
	800	200	34	0	643	1,677

Previous Long Term Incentive Plan awards

The Committee considered the vesting and release of shares pursuant to Chris Lucas’ 2010-2012 Performance Share Plan (PSP) award. Vesting of the award is subject to Barclays total shareholder return (TSR) growth and return on risk weighted assets (RoRWA) performance over the performance period. Each performance condition operates independently over 50% of the award respectively. For the performance period RoRWA was 0.69%, below the threshold for the RoRWA element of the award to vest. At the end of 2012 Barclays relative TSR performance was ranked fifth out of a peer group of 12. The award was also subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should vest to the extent of 23% of the maximum number of shares under the total award. The shares are scheduled to vest in March 2013. The value of these shares as at 28 February 2013 is £0.643m as shown in the ‘BIS single figure’ table above.

Chris Lucas also currently holds unvested LTIP awards under the Barclays LTIP for the performance periods 2011-2013 and 2012-2014. These awards are shown in the table on pages 65-66.

2013 objectives

Chris Lucas’ performance objectives for 2013, by which 2013 remuneration decisions will be measured, include Group and individual measures and are both financial and non-financial. As for Antony Jenkins’ 2013 performance assessment as detailed on page 54, the Committee will assess Chris’ performance in line with delivering the Transform commitments. Chris’ 2013 performance will also be assessed by the Committee by reference to driving the control agenda through leading the finance, tax and treasury functions, and building and strengthening relationships with investors, regulators and other stakeholders. Chris’ objectives also include ensuring all risk and control frameworks and regulatory requirements are adhered to, and developing financing and liquidity frameworks which are a source of competitive advantage for Barclays.

56 I

Executive Directors’ shareholdings

From 2013 the Committee has introduced a new requirement that executive Directors should hold Barclays shares worth, as a minimum, four times salary. The current executive Directors have five years from the introduction of this new requirement to meet it (five years from appointment for a new executive Director) and they have a reasonable period to build up to the requirement again if it is not met because of a share price fall. Shares that count towards the requirement are beneficially owned shares including any vested share awards subject to holding periods (including vested LTIPs). Shares from unvested deferred share bonuses and unvested LTIPs do not count towards the requirement. This requirement replaces the previous guidelines and positions Barclays at the higher end of market practice.

The chart below shows the value of Barclays shares held beneficially by Antony Jenkins and Chris Lucas as at 28 February 2013 that count towards the new shareholding requirement.

Executive Director beneficial shareholdings based on share price at 28 February 2013 £000s

The table below provides further details of the executive Directors’ shareholdings. The format of this table reflects the Department for Business, Innovation and Skills’ draft disclosure regulation requiring disclosure of shares owned beneficially by executive Directors, and shares in which executive Directors have interests which are subject to either deferral terms or performance conditions. The interests shown below that are subject to performance conditions are based on the maximum number of shares that may vest. Further details on the executive Directors’ outstanding long term awards and shareholdings are shown on pages 65-66.

Executive Director shareholdings at 28 February 2013
	Number of shares
	Antony Jenkins	Chris Lucas
Held beneficially (counting towards shareholding requirement)	1,580,856	912,830
Additional shares from unvested awards:
those subject to deferral but not performance conditions	4,495,937	1,155,479
those subject to performance conditions (maximum number of shares)	2,319,062	4,902,118

Former Chief Executive – Bob Diamond

Bob Diamond stepped down as Chief Executive and from the Boards of Barclays PLC and Barclays Bank PLC on 3 July 2012. Following this, the Board of Barclays PLC and Bob Diamond reached agreement on the terms of his termination of employment with the Barclays Group.

Pursuant to this agreement, and in line with his contract of employment, Bob Diamond will continue to receive salary, pension allowance and other benefits until the end of his notice period. The salary and pension allowance will be paid in a lump sum at the end of the notice period. The notice period will end on 2 July 2013 unless the employment termination date is brought forward by Bob Diamond with the agreement of Barclays. The other benefits include private medical insurance, life and disability cover, accommodation while in the UK, tax advice, the use of a company vehicle or the cash equivalent, and the use of a company driver when required for business purposes. In the event of an earlier cessation of employment, payments in respect of salary, pension allowance and other benefits will only be made up to the employment termination date.

Bob Diamond voluntarily waived all of his unvested deferred bonus awards and long term incentive share awards and no compensation was paid to him in respect of these. These awards had an estimated value of £19.9m on 3 July 2012. Bob Diamond was not considered for an annual bonus for 2012 and he will not receive any future bonus or long term incentive awards.

In accordance with his contract of employment, Bob Diamond was tax equalised during 2012 on tax above the UK rate where that could not be offset by a double tax treaty. He is not entitled to tax equalisation for income in respect of any period after 3 July 2012.

Further details on Bob Diamond’s remuneration can be found on pages 63-66.

I 57

Implementation of Directors’ remuneration in 2012 continued

2012 remuneration for non-executive Directors This section provides details of the fees provided to non-executive Directors during 2012 and details of their letters of appointment.

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies.

2012 fees for the Chairman and non-executive Directors (audited)
	Fees £000	Benefits £000	2012 Total £000	2011 Total £000
Chairman
Sir David Walker	167	6	173	–
Non-executive Directors
David Booth	170	–	170	145
Tim Breedon	18	–	18	–
Fulvio Conti	110	–	110	105
Simon Fraser	140	–	140	130
Reuben Jeffery III	105	–	105	98
Sir Andrew Likierman	135	–	135	127
Dambisa Moyo	120	–	120	105
Sir Michael Rake	220	–	220	188
Sir John Sunderland	161	–	161	132
Alison Carnwath	114	–	114	158
Marcus Agius	750	1	751	751
Total	2,210	7	2,217	1,939

1.	Sir David Walker was appointed to the Board as a non-executive Director with effect from 1 September 2012 and as Chairman from 1 November 2012. He received fees for the period 1 September 2012 to 31 October 2012 at the rate of £250,000 per annum, and from 1 November 2012 at the rate of £750,000 per annum. Sir David is also entitled to private medical cover and the use of a company vehicle and driver when required for business purposes.

2.	Tim Breedon joined the Board as a non-executive Director on 1 November 2012.

3.	Alison Carnwath resigned from the Board as a non-executive Director with effect from 24 July 2012.

4.	Marcus Agius announced his intention to step down as Chairman and as a non-executive Director on 2 July 2012. On 3 July 2012, following the resignation of Bob Diamond, the Board agreed that Marcus Agius would become full-time Chairman and lead the search for a new Chief Executive as well as chair the Group Executive Committee. Marcus’ appointment as a non-executive Director and Chairman subsequently terminated on 31 October 2012. In accordance with his appointment letter, Marcus Agius was paid his monthly fee as non-executive Director and Chairman for the remainder of his notice period up to 1 January 2013. Accordingly the fees and benefits shown in the table above are for the whole of 2012. No other payments were made in connection with his resignation.

5.	Marcus Agius was appointed as a senior advisor providing corporate advisory support to Barclays Corporate Banking with effect from 1 November 2012. He is entitled to a fee for this role at the rate of £175,000 per annum. This fee was not paid for the period of 1 November 2012 to 1 January 2013. He is also eligible for medical cover. The appointment will be reviewed after 12 months in the light of business generated.

Letters of appointment

The Chairman and non-executive Directors have individual letters of appointment. The effective dates of the letters of appointment are shown in the table below. All current non-executive Directors with the exception of Sir Andrew Likierman will be standing for re-election at the 2013 Annual General Meeting.

Effective dates of letters of appointment
Effective date
Chairman
Sir David Walker	1 September 2012 (non-executive Director), 1 November 2012 (Chairman)
Non-executive Directors
David Booth	1 May 2007
Tim Breedon	1 November 2012
Fulvio Conti	1 April 2006
Simon Fraser	10 March 2009
Reuben Jeffery III	16 July 2009
Sir Andrew Likierman	1 September 2004
Dambisa Moyo	1 May 2010
Sir Michael Rake	1 January 2008
Sir John Sunderland	1 June 2005
Alison Carnwath	1 August 2010 (until 24 July 2012)
Marcus Agius	1 January 2007 (until 31 October 2012)

58 I

Remuneration Committee

 Role, membership and activities of Barclays Board Remuneration Committee

 This section explains how the Committee discharges its responsibilities, and gives details of the

 Committee’s membership, its terms of reference and its activity during 2012.

Board Remuneration Committee

Chairman and members (all current members are considered independent by the Board)

¡   Sir John Sunderland, Committee member since 1 July 2005, Committee Chairman since 24 July 2012

¡    Sir David Walker, Committee member since 1 September 2012

¡    Simon Fraser, Committee member since 1 May 2009

¡    David Booth, Committee member since 1 July 2012

¡   Tim Breedon, Committee member since 1 December 2012

¡   Alison Carnwath stood down as Committee Chairman with effect from 24 July 2012

¡    Marcus Agius stood down as a Committee member with effect from 12 July 2012

Committee attendance in 2012
Meetings eligible to attend
	Sir John Sunderland	●● ●●●● ●
	Sir David Walker	●●
	Simon Fraser	●● ●●●● ●
	David Booth	●● ●●
	Tim Breedon	●
	Alison Carnwath	●● ●●●
	Marcus Agius	●● ●
● Attended ¡ Did not attend
Remit	¡ The Committee exercises oversight of remuneration as described in more detail below

Terms of Reference

¡   The Committee is responsible for setting the over-arching objectives, principles and parameters of remuneration policy across the Group

¡   It has specific responsibility for approving remuneration of executive Directors, members of the Group and business Executive Committees, Code Staff and any other employees with total remuneration of £1m or more

¡    It considers and approves buy-outs of forfeited rights for new hires of £1m or more, and packages on termination where the total value is £1m or more

¡   The Committee also reviews the policy relating to all remuneration schemes including pensions, and considers and approves policies to promote the alignment of the interests of shareholders and employees. It is also responsible for the selection and appointment of remuneration consultants. The Terms of Reference are at www.group.barclays.com/about-barclays/about-us/the-board-committees or from the Company Secretary on request

Number of meetings	¡ Normally four or five scheduled meetings per year ¡ Seven meetings were held during 2012

External advisors

¡   The Committee takes into account independent advice and appraisals of latest market data when considering incentive levels and remuneration packages against the background of its policy of not paying more than is necessary. Towers Watson advised the Committee in 2011 and up to February 2012, and was re-appointed as its independent advisor in October 2012. Towers Watson also provides remuneration data to the Group and pensions advice and administration services to the Barclays Bank UK Retirement Fund. The advice provided by Towers Watson to the Committee is independent. Towers Watson is a signatory to, and its continuing appointment as adviser to the Committee is conditional on adherence to, the voluntary UK Code of Conduct for executive remuneration consultants

¡    Johnson Associates, Inc. provided advice to the Committee between February 2012 and October 2012

Internal input

¡   Group Chief Executive and, as necessary, members of the Executive Committee

¡   Company Secretary

¡    Human Resources Director

¡   Reward and Performance Director

¡    Regular updates on Group and business financial performance and the Group’s risk profile were provided by the Group Finance Director and Chief Risk Officer respectively

¡   No Barclays employee or Director participates in discussions or decisions of the Committee relating to his or her own remuneration

I 59

Remuneration Committee continued

Remuneration Committee activities in 2012

The following provides a summary of the Committee’s activities during 2012 and during the January and February 2013 meetings when 2012 remuneration decisions were finalised. The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. This year’s review concluded that the Committee continues to operate effectively. There was a diminution in overall score partly as a result of the increase in votes against the 2011 remuneration report. In discharging its responsibilities for executive Director remuneration, as well as considering the 2012 remuneration decisions outlined in this report, the Committee exercised its discretion in relation to the terms of Bob Diamond’s termination of employment and the terms of Antony Jenkins’ appointment as Group Chief Executive.

Board Remuneration Committee activities

February 2012

¡  Final 2011 incentive funding

¡   Executive Director and senior executive remuneration

¡   Risk adjustment and malus

¡   2011 Remuneration Report

¡   Update on international mobility

¡  Review of payround analytics

March & May 2012	¡ Review of Committee effectiveness ¡ Review of Committee’s Terms of Reference ¡ Compensation trend analysis ¡ Barclays LTIP review ¡ Employee opinion survey update

July 2012 (2 meetings)	¡ Lookback on 2011/12 payround and initial 2012 incentive projections ¡ Remuneration of senior individuals

October 2012

¡  Appointment of external Committee advisor

¡   Update on pension and benefits

¡   Forecast 2012 incentive funding

¡  Operation of malus

¡   FSA Remuneration Policy Statement and Code Staff

¡   Update on all employee share plans

December 2012

¡  Approach to executive Director pensions

¡   2012 incentive funding proposals

¡   Initial considerations on senior executive remuneration

¡  Barclays LTIP 2013 design

¡   Update on Absa Remuneration Committee activity

January & February 2013

¡   Final 2012 incentive funding

¡  Executive Director and senior executive remuneration

¡  Revised remuneration policy and 2012 Remuneration Report

¡   Risk adjustment and malus

¡   Compensation projections

¡   Update on international mobility

¡   Review of payround analytics

Regular items: finance and risk reports; market and stakeholder updates including FSA, US Federal Reserve and other regulatory matters; LTIP performance updates; hiring and leaver updates.

Shareholder engagement

The Committee was concerned at the disappointing level of support for last year’s remuneration report. At the April 2012 Annual General Meeting 73% of the votes cast were in favour of the 2011 report, while 27% were against. The Committee is resolute in seeking to receive significantly more votes in favour of this report at the 2013 Annual General Meeting.

The decisions we have made for 2012 and the policies we have set for 2013 and beyond show that determination. We recognise that remuneration is an area of particular interest to shareholders and that in setting and considering changes to remuneration policy we must take into account their views. Accordingly, a series of meetings were held in 2012 and early 2013 with major corporate shareholders and shareholder representative groups (including the Association of British Insurers, National Association of Pension Funds and ISS). The Committee Chairman attended these meetings, accompanied by senior Barclays employees (including the Reward and Performance Director and the Company Secretary). Matters discussed included executive Director remuneration, the Barclays LTIP for 2013 and the enhancement of executive shareholding requirements. Discussions also covered total compensation and incentive costs, and strategic matters such as remuneration strategy and the allocation of distributable earnings between shareholders and employees. The Committee notes that shareholder views on some matters are not always unanimous, but values the insight and engagement that these interactions and the expression of sometimes different views provide. This engagement is not cosmetic. It has contributed directly to the decisions made by the Committee for 2012 and for 2013.

60 I

Additional remuneration disclosures

2012 total remuneration of the eight highest paid senior executive officers below Board level

The table below shows the details of salary, bonus for 2012 and the value at award of 2013 long term incentive awards for the eight highest paid senior executive officers below Board level who were Key Management Personnel in 2012. Total incentives (i.e. bonus and the value at award of LTIP awards) for the ‘top eight’ in aggregate for 2012 reduced by 49% compared to total incentives for the ‘top eight’ in aggregate for 2011.

Eight highest paid senior executive officers below Board level
	1 2012 £000	2 2012 £000	3 2012 £000	4 2012 £000	5 2012 £000	6 2012 £000	7 2012 £000	8 2012 £000
Salary	700	600	400	600	758	400	700	518
Current year cash bonus	0	460	350	280	379	240	0	0
Current year share bonus	0	460	350	280	379	240	0	0
Deferred cash bonus	1,125	690	525	420	569	360	0	0
Deferred share bonus	1,125	690	525	420	569	360	0	0
Total of salary and bonus	2,950	2,900	2,150	2,000	2,654	1,600	700	518
Long term incentive award	800	800	800	800	0	800	800	779
Total remuneration	3,750	3,700	2,950	2,800	2,654	2,400	1,500	1,297

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group in 2011 and 2012 in bands by reference to total remuneration. Total remuneration comprises salary, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group
	Number of employees
Total remuneration band	2012	2011
£0 to £25,000	71,581	77,483
£25,001 to £50,000	37,300	33,126
£50,001 to £100,000	22,766	21,424
£100,001 to £250,000	10,158	10,305
£250,001 to £500,000	2,440	2,518
£500,001 to £1,000,000	910	942
£1,000,001 to £2,500,000	373	388
£2,500,001 to £5,000,000	50	68
£5,000,001 and above	5	17

I 61

Additional remuneration disclosures continued

Code Staff remuneration

Code Staff are the members of the Barclays PLC Board and Barclays employees whose professional activities could have a material impact on the Group’s risk profile. A total of 393 individuals were Code Staff in 2012 (2011: 238).

Code Staff aggregate 2012 remuneration by business					£m
Investment Bank	Corporate Banking	Wealth and Investment Management	Retail & Business Banking	Absa	Group Functions
412	11	41	32	8	36

Code Staff aggregate 2012 remuneration by remuneration type		£m
	Senior management	Other Code Staff
Salary	10	93
Current year cash bonus	2	27
Current year share bonus	2	15
Deferred cash bonus	4	186
Deferred share bonus	4	188
Total	22	509
Long term incentive award	8	1

Value of long term incentive awards is the value at award.

Code Staff deferred remuneration		£m
	Senior management	Other Code Staff
Deferred unvested remuneration outstanding at 31 December 2011	129	578
Impact of Code Staff leaving during 2011 or joining in 2012	(1)	479
Deferred unvested remuneration outstanding at 1 January 2012	128	1,057
Deferred remuneration awarded in 2012	47	535
Deferred remuneration reduced in 2012 through performance adjustments	(46)	(55)
Deferred remuneration vested in 2012	(29)	(391)
Deferred unvested remuneration outstanding at 31 December 2012	100	1,146

There was no deferred vested remuneration outstanding at the end of 2012.

Code Staff joining and severance payments		£m
	Senior management	Other Code Staff
Total sign-on awards (three individuals)	0	1
Total buy-out awards (five individuals)	0	2
Total severance awards (five individuals) (highest individual award £1m)	0	2

‘Senior management’ means members of the Barclays PLC Board and senior managers as defined in the FSA’s Remuneration Code. Code Staff are subject to a minimum shareholding guideline and 2012 share bonuses awarded to Code Staff are subject to a six month holding period following vesting.

62 I

Statutory remuneration disclosures

This page and pages 64-68 provide details of executive Directors’ remuneration in line with current UK directors’ remuneration disclosure requirements. Accordingly the figures shown in the tables on pages 63-64 for Antony Jenkins and for Bob Diamond are, unless otherwise stated, only for the period during which they served as executive Directors. Antony Jenkins’ full year 2012 remuneration is shown on pages 53-54.

Executive Directors - total remuneration (audited)
	Antony Jenkins	Chris Lucas		Bob Diamond
	2012 £000	2012 £000	2011 £000	2012 £000	2011 £000
Salary	373	800	800	685	1,350
Current year cash bonus	0	0	0	0	0
Current year share bonus	0	0	0	0	0
Deferred cash bonus	0	0	0	0	0
Deferred share bonus	0	0	1,800	0	2,700
Total of salary and bonus	373	800	2,600	685	4,050
Long term incentive award	1,467	1,067	1,333	0	2,250
Total remuneration	1,840	1,867	3,933	685	6,300

Antony Jenkins became an executive Director on 30 August 2012. The figure shown above for 2012 salary is for the period from 30 August 2012 to 31 December 2012. Antony Jenkins was a member of the boards of Absa Group Limited and Absa Bank Limited during 2012. The directors fees for the Absa board positions were paid to Barclays not Antony Jenkins. Bob Diamond ceased to be an executive Director on 3 July 2012. The figure shown above for 2012 salary is for the period from 1 January 2012 to 3 July 2012. In addition, Bob Diamond is entitled to salary for the period from 4 July 2012 to the date of termination of his employment (no later than 2 July 2013) at the rate of £1.35m per annum. This is payable in a lump sum at the end of his notice period.

Executive Directors - 2012 and 2013 salary
	Salary at 31 December 2012 £000	Salary at 1 April 2013 £000	Date of previous increase
Antony Jenkins	1,100	1,100	30 August 2012
Chris Lucas	800	800	1 April 2010

Bob Diamond’s salary as an executive Director was £1.35m per annum (date of previous increase was 1 January 2011).

Executive Directors - Pension (audited)
	Age at 31 December 2012	Completed years of service	Accrued pension at 31 December 2012 £000	Transfer value of accrued pension at 31 December 2011 £000	Transfer value of accrued pension at 31 December 2012 £000	Increase in transfer value during 2012 £000	2012 cash in lieu of pension £000
Antony Jenkins	51	12	3	190	232	42	123
Chris Lucas	52	5	–	–	–	–	200
Bob Diamond	61	15	61	599	678	79	343

Antony Jenkins left the UK pension scheme on 1 April 2012, and started receiving cash in lieu of pension. He was appointed as an executive Director on 30 August 2012, and the 2012 cash in lieu of pension shown above is for the period 30 August 2012 to 31 December 2012. The accrued pension shown above relates to his 1964 section pension only, whereas the transfer values include a further defined benefit (cash balance) earned in the Afterwork pension section. The main reasons for the increase in transfer value during 2012 are changes to the underlying financial assumptions. Antony Jenkins’ accrued pension increased during 2012 due to inflation.

Bob Diamond ceased to be an executive Director on 3 July 2012. The 2012 cash in lieu of pension shown above is for the period 1 January 2012 to 3 July 2012. From 4 July 2012 until the date of termination of his employment (no later than 2 July 2013), he is entitled to cash in lieu of pension (at a rate of £675,000 per annum). This will be paid in a lump sum at the end of his notice period. Bob Diamond ceased to be an active member of Barclays US defined benefit and contribution plans as at 31 December 2010. The increase in the transfer value during 2012 is primarily due to changes in US financial assumptions and being one year closer to retirement age. Bob Diamond’s accrued pension increased during 2012 due to exchange rate fluctuations.

I 63

Statutory remuneration disclosures continued

Executive Directors - Benefits (audited)
	2012 £000	2011 £000
Antony Jenkins	19	–
Chris Lucas	34	28
Bob Diamond	262	474

The figure shown above for Antony Jenkins is for the period from 30 August 2012 to 31 December 2012. The figure shown above for 2012 benefits for Bob Diamond is for the period from 1 January 2012 to 3 July 2012. In addition, Bob Diamond is entitled to benefits for the period from 4 July 2012 to the date of termination of his employment (no later than 2 July 2013). The total benefits for the period 4 July 2012 to 2 July 2013 are expected to be £0.4m.

Executive Directors - Tax equalisation (audited)
	2012 £000	2011 £000
Antony Jenkins	–	–
Chris Lucas	–	–
Bob Diamond	602	5,745

Bob Diamond was tax equalised on tax above the UK tax rate where that cannot be offset by a double tax treaty. The 2012 tax equalisation cost is in respect of income for the period up to 3 July 2012. Bob Diamond is not entitled to tax equalisation for income in respect of any period after 3 July 2012.

Executive Directors - total of salary, current year bonus, cash in lieu of pension and benefits (audited)
	2012 £000	2011 £000
Antony Jenkins	515	–
Chris Lucas	1,034	1,028
Bob Diamond	1,290	2,499

The total for 2012 for Bob Diamond including tax equalisation is £1.892m which is the sum of £1.29m shown above and gross costs of tax equalisation of £0.602m (2011 total including 2011 tax equalisation: £8.244m).

64 I

Executive Directors - outstanding share plan and long term incentive plan awards (audited)
	Number of shares under award/option at 1 January 2012 (maximum)	Number of shares awarded in year (maximum)	Market price on award date	Weighted average exercise price	Number of shares released/exercised
Antony Jenkins
Executive Share Award Scheme	10,905	–	–	–	3,853
Barclays LTIP 2012-2014	–	1,052,347	£1.81	–	–
Barclays LTIP 2012-2014	–	1,266,715	£1.86	–	–
Share Value Plan 2010	824,282	–	£3.55	–	412,141
Share Value Plan 2011	428,055	–	£2.88	–	142,685
Share Value Plan 2012	–	1,796,137	£2.53	–	–
Share Value Plan 2012	–	1,995,237	£1.86	–	–
Incentive Share Plan 2009	166,463	–	£2.34	–	166,463
Chris Lucas
PSP 2009-2011	1,598,046	–	£2.34	–	1,118,632
PSP 2010-2012	927,318	–	£3.55	–	–
Sharesave 2007	3,735	–	–	£4.70	–
Sharesave 2012	–	6,250	–	£1.44	–
Executive Share Award Scheme	646,762	–	–	–	–
Share Value Plan 2011	195,439	–	£2.76	–	65,146
Share Value Plan 2012	–	736,877	£2.53	–	–
Barclays LTIP 2011-2013	1,447,701	–	£2.76	–	–
Barclays LTIP 2012-2014	–	2,158,661	£1.81	–	–
Bob Diamond
PSP 2010-2012	5,563,902	–	£3.55	–	–
Incentive Share Option Plan	472,328	–	–	£3.96	–
Executive Share Award Scheme	246,141	–	–	–	48,679
Share Value Plan 2011	850,524	–	£2.76	–	283,508
Share Value Plan 2012	–	1,105,316	£2.53	–	–
Barclays LTIP 2011-2013	2,442,996	–	£2.76	–	–
Barclays LTIP 2012-2014	–	3,642,741	£1.81	–	–

The interests shown in the table above are the maximum number of Barclays shares that may be received under each plan. Executive Directors do not pay for any share plan or long term incentive plan awards. Numbers shown for Executive Share Award Scheme (ESAS) represent provisional allocations that have been awarded and may also include shares under option as at 31 December 2012. Nil cost options are normally granted under mandatory ESAS awards at the third anniversary of grant and are exercisable (over initial allocation and two thirds of bonus shares) typically for two years. The aggregate exercise price of a nil cost option is £1. At the fifth anniversary of the provisional allocation the nil cost options normally lapse and the shares (including bonus shares) are released at the discretion of the ESAS trustee. Chris Lucas held nil cost options over 43,077 shares under ESAS as at 31 December 2012. These were granted in 2011. The first and last exercise dates are 1 March 2011 and 19 March 2013 respectively. Antony Jenkins received 634 dividend shares from ESAS awards released in 2012, 22,949 dividend shares from SVP awards released in 2012 and 9,114 dividend shares from the Incentive Share Plan award released in 2012 (market price on release date was £2.36). Chris Lucas received 61,242 dividend shares from the PSP award released in 2012 (market price on release date was £2.36) and 1,544 dividend shares from the SVP award released in 2012 (market price on release date was £2.03). Bob Diamond received 8,012 dividend shares from ESAS

Executive Directors - outstanding Contingent Capital Plan (CCP) awards and Cash Value Plan awards (audited)
	Value under award at 1 January 2012 (maximum) (£000)	Value awarded in year (maximum) (£000)	Value paid in year (£000)	Value lapsed in year (£000)	Value under award at 31 December 2012 (maximum) (£000)	First scheduled release date	Last scheduled release date
Antony Jenkins
Contingent Capital Plan 2011	1,350	–	450	–	900	15/03/2012	15/03/2014
Cash Value Plan 2012	–	2,250	–	–	2,250	18/03/2013	16/03/2015
Chris Lucas
Contingent Capital Plan 2011	540	–	180	–	360	23/05/2012	23/05/2014
Bob Diamond
Contingent Capital Plan 2011	2,350	–	783	1,567	–	–	–

Deferred cash bonuses granted under CCP in 2011 and CVP in 2012 are dependent on future service and vest subject to malus conditions. The vesting of CCP awards is subject to the condition that the Core Tier 1 ratio is equal to or exceeds 7%. On the vesting of CCP awards, a ‘coupon’ may be added which for the awards shown is 7% on the award amount (on an annualised and non-compounded basis). In addition to the values paid in year shown in the table above, a coupon of 7% was paid on the CCP amounts paid in 2012. Executive Directors do not pay for CCP awards. On the vesting of CVP awards, a ‘service credit’ may be added on the third and final vesting amount which for the award shown is 10% on the award amount. Antony Jenkins received the CVP award as part of his 2011 bonus, which was awarded in respect of performance in his role as CEO of Retail and Business Banking. He did not pay for the award.

I 65

Statutory remuneration disclosures continued

Market price on release/exercise date	Number of shares lapsed in 2012	Number of shares under award/option at 31 December 2012 (maximum)	Vested number of shares under option	Value of release/exercise (£000)	End of three year performance period, or first exercise/scheduled release date	Last exercise/ scheduled release date

£2.356	–	7,052	–	9	20/03/2011	18/03/2013
–	–	1,052,347	–	–	31/12/2014	25/05/2015
–	–	1,266,715	–	–	31/12/2014	25/05/2015
£2.356	–	412,141	–	971	01/03/2011	18/03/2013
£2.356	–	285,370	–	336	12/03/2012	15/03/2014
–	–	1,796,137	–	–	18/03/2013	16/03/2015
–	–	1,995,237	–	–	17/03/2014	16/03/2015
£2.356	–	–	–	392	–	–

£2.356	479,414	–	–	2,635	–	–
–	–	927,318	–	–	31/12/2012	18/03/2013
–	–	3,735	–	–	01/11/2014	30/04/2015
–	–	6,250	–	–	01/11/2015	30/04/2016
–	–	646,762	40,621	–	01/03/2011	16/03/2015
£2.028	–	130,293	–	132	08/05/2012	06/05/2014
–	–	736,877	–	–	18/03/2013	16/03/2015
–	–	1,447,701	–	–	31/12/2013	06/05/2014
–	–	2,158,661	–	–	31/12/2014	25/05/2015

–	5,563,902	–	–	–	–	–
–	123,216	349,112	349,112	–	14/03/2006	22/03/2014
£2.356	197,462	–	–	115	–	–
£2.028	567,016	–	–	575	–	–
–	1,105,316	–	–	–	–	–
–	2,442,996	–	–	–	–	–
–	3,642,741	–	–	–	–	–

awards released in 2012 (market price on release date was £2.36) and 6,721 dividend shares from the SVP award released in 2012 (market price on release date was £2.03). The options held at 31 December 2012 by Bob Diamond under the Incentive Share Option Plan vested in 2006 and 2007. With the exception of Chris Lucas’ SVP 2012 award, SVP awards do not have performance conditions as the awards are deferred share bonuses. Vesting of SVP awards is dependent on future service and subject to malus conditions. The vesting of 50% of each tranche of Chris Lucas’ SVP 2012 award is subject to the condition that on vesting return on equity exceeds cost of equity. The vesting of 50% of the second and third tranches of Chris Lucas’ SVP 2012 award are also subject to the Committee being satisfied with progress against the FSA’s capital targets. The highest and lowest Barclays share prices during 2012 were £2.66 and £1.50 respectively; the share price on 31 December 2012 was £2.62. In relation to Chris Lucas’ PSP 2009-2011 award, the RoRWA performance measure was met and the TSR performance measure was partially met. The Committee also considered the underpin and was satisfied with the underlying health of the Group after considering economic profit and profit before tax on a cumulative basis over the three year performance period. As a result, the award vested in March 2012 at 2.1 times the initial award (maximum was three times).

66 I

Executive Directors - outstanding long term incentive plans performance conditions
Plan	Performance period	Performance period measure	Target	Underpin	Actual performance

Barclays LTIP	2012-2014	60% of award calibrated against RoRWA (excluding own credit)	23% of award vests for average annual RoRWA percentage of 1.1% over the performance period. Maximum of 60% vests for average annual RoRWA of 1.6%. Vesting on a straight line basis in between	Following the determination of the RoRWA vesting percentage, if the Committee is satisfied with underlying Group financial health (based on cumulative profit before tax excluding own credit) it may, at its discretion, adjust the percentage of award up or down by up to five vesting percentage points (subject to the maximum of 60% for the award calibrated against RoRWA)	To be determined at vesting in May 2015
		30% of award calibrated against loan loss rate	10% of award vests for average annual loan loss rate of 93bps over the performance period. Maximum of 30% vests for 70bps or below. Vesting on a straight line basis in between
		10% of award calibrated against Citizenship metrics	Performance against the Barclays Citizenship strategy is assessed by the Committee to determine the percentage of the award that may vest between 0% and 10%
Barclays LTIP	2011-2013	60% of award calibrated against RoRWA	23% of award vests for average annual RoRWA percentage of 1% over the performance period. Maximum of 60% vests for average annual RoRWA of 1.5%. Vesting on a straight line basis in between

Following the determination of the RoRWA vesting percentage, the Committee may take into account profit before tax over the performance period and may, at its discretion, adjust the percentage of award up or down by up to five vesting percentage points (subject to the maximum of 60% for the award calibrated against RoRWA)

To be determined at vesting in May 2014
		30% of award calibrated against loan loss rate	10% of award vests for average annual loan loss rate of 95bps over the performance period. Maximum of 30% vests for 81bps or below. Vesting on a straight line basis in between
		10% of award calibrated against sustainability metrics	Performance against the sustainability metrics is assessed by the Committee to determine the percentage of the award that may vest between 0% and 10%
PSP	2010-2012	50% of award calibrated against a relative TSR performance condition	33% of maximum award released for above median performance (6th place) with 100% released in 1st place and a scaled basis in between	Committee must be satisfied with the underlying financial health of the Group after considering economic profit and profit before tax on a cumulative basis over the three year period	Details of actual performance are shown on page 56
		50% of award calibrated against average RoRWA	17% of maximum award released for 0.83% scaled to a maximum award at 1.46%

PSP TSR peer group: UK: HSBC; Europe: Banco Santander, BBVA, BNP Paribas, Credit Suisse, Deutsche Bank, Societe Generale, Unicredit; US: Bank of America, JP Morgan Chase, Morgan Stanley.

I 67

Statutory remuneration disclosures continued

Executive Directors - interests in Barclays PLC shares

	Number of shares at 1 January 2012		Number of shares at 31 December 2012
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Antony Jenkins	1,580,334	–	1,580,856	–
Chris Lucas	297,467	–	912,830	–

Interests shown for Antony Jenkins in the columns for 1 January 2012 are as at 30 August 2012 (the date he joined the Board). Beneficial interests include shares held either directly or through a nominee, spouse, or children under 18. They include interests held through Sharepurchase. Non-beneficial interests include any interests in shares where an executive Director holds the legal but not beneficial interest. There were no changes in the beneficial and non-beneficial interests in the period from 31 December 2012 to 28 February 2013.

Non-executive Directors - interests in Barclays PLC shares

	At 1 January 2012 total beneficial interests	At 31 December 2012 total beneficial interests	At 28 February 2013 total beneficial interests
Chairman
Sir David Walker	–	77,303	81,904
Non-executive Directors
David Booth	82,867	92,061	94,550
Tim Breedon	–	2,000	2,655
Fulvio Conti	48,500	58,015	60,978
Simon Fraser	79,514	87,970	90,637
Reuben Jeffery III	72,174	124,468	128,148
Sir Andrew Likierman	32,329	40,320	42,835
Dambisa Moyo	7,798	16,566	19,232
Sir Michael Rake	35,213	42,825	45,211
Sir John Sunderland	88,058	95,815	98,302

Beneficial interests shown for Sir David Walker and Tim Breedon in the column for 1 January 2012 are as at 1 September 2012 and 1 November 2012 respectively (the dates they joined the Board). Reuben Jeffery III’s beneficial interest as at 31 December 2012 comprised 25,000 American Depositary Shares and 24,468 Barclays shares, and as at 28 February 2013 comprised 25,000 American Depositary Shares and 28,148 Barclays shares. Except as described in this note, there were no changes to the total beneficial interests of the non-executive Directors in the period from 31 December 2012 to 28 February 2013.

Total shareholder return

The graph below shows the value, at 31 December 2012, of £100 invested in Barclays on 31 December 2007 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The FTSE 100 Index is a widely recognised performance comparison for large UK companies and this is why it has been chosen as a comparator to illustrate Barclays total shareholder return.

Total shareholder return

68 I

Risk review

Insight into the level of risk across our businesses and portfolios, the material risks and uncertainties we face and the key areas of management focus. To find out more about the major risk policies which underlie our Risk Exposures, we have consolidated policy-based qualitative information under Risk Management.

For a more detailed breakdown on our Risk review and Risk management contents please see pages 70-71.

I 69

Risk review

Contents

The management of risk plays a central role in the execution of Barclays strategy.

For the 2012 reporting we have aimed to develop our approach to risk reporting to ensure disclosure is transparent and easily navigable:

¡   To provide the user with insight into the level of risk across our businesses and portfolios, the material risks and uncertainties we face and the key areas of management focus, we present our Risk review;

¡  To allow the user to explore deeper and find out more about the major risk policies which underlie our risk exposures, we have consolidated policy-based qualitative information under Risk management; and

¡   We have aimed to provide clear cross-referencing between the Risk review and Risk management sections.

Risk Overview
		Risk review	Risk management
These pages provide a comprehensive overview of Barclays risk factors and approach to risk management.	Risk factors Barclays risk management strategy Our risk culture Assigning responsibilities Principal risks policy Risk management in the setting of strategy	72-79	274-280 274 276 277 277-280

Credit Risk
		Risk review	Risk management
Credit risk is the risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations.	Credit risk overview and risk factors	72-74
Analysis of Maximum exposure and collateral
	and other credit enhancement held	80-81	289-290
	Balance sheet concentrations of Credit risk	82-85	290-291
	Balance sheet credit quality	86-87	290-291
	Analysis of loans and advances and impairment	88-92	283-285
	Retail credit risk	93-99	282-287
	Wholesale credit risk	100-105	282-287
	Barclays Credit Market Exposures	106
	Exposures to Eurozone countries	107-118

Market Risk
		Risk review	Risk management
Market risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels.	Market risk overview and risk factors Analysis of traded market risk exposures Analysis of non-traded market risk exposures Foreign exchange risk Other market risks	75 119-120 120-123 124 125	292-293 293-296 296

70 I

Funding Risk – Capital
		Risk review	Risk management
Capital risk is the risk that the Group is unable to maintain appropriate capital ratios.

Funding risk – Capital overview and risk factors

Capital Composition

Movement in total regulatory capital

Risk Weighted Assets by risk type and business

Movement in Risk Weighted Assets

Impact of Basel 3

Adjusted Gross Leverage

Implementation of Basel 3 – Leverage Impacts

Economic capital

		75-76	300-301
127
128
129
129-130
130-132
132-133
133-134
135

Funding Risk – Liquidity
		Risk review	Risk management
Liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows.

Funding risk – Liquidity overview and risk factors

Liquidity risk stress testing

Liquidity pool

Funding structure

Encumbrance

Credit Ratings

Liquidity Management at Absa Group

Contractual maturity of financial assets and liabilities

		75-76	297-299
136-138
139-140
140-143
144-146
146-147
147
147-150

Operational Risk
		Risk review	Risk management
Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.	Operational risk overview and risk factors Operational risk profile Supervision and regulation	76-79	302-303
151
154-160

Reputation Risk
		Risk review	Risk management
Reputation risk is the risk of damage to Barclays brand arising from any association, action, or inaction which is perceived by stakeholders to be inappropriate or unethical.	Reputation risk	152

Conduct Risk
		Risk review	Risk management
Conduct Risk is the risk that detriment is caused to the Bank, our customers, clients or counterparties because of the inappropriate execution of our business activities. Conduct Risk, being a material risk faced by the Group, has been categorised as a new Principal Risk in 2013.	Conduct risk	153

I 71

Risk review

Risk factors

Risk factors

The following information describes the material risks which the Group believes could cause its future results of operations, financial condition and prospects to differ materially from current expectations. Certain of the risks described below also have the potential to adversely impact the Group’s reputation and brand which could adversely affect the Group’s results of operations, financial condition and prospects.

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

During 2012, the economic environment in Barclays main markets was marked by generally weak or negative growth (as measured by GDP), which has affected business, consumer and investor confidence across these regions. Economic performance in the near term remains uncertain and is expected to be subdued, which may in some cases lead to material adverse impacts on the Group’s operations, financial condition and prospects, through, for example, changes in credit ratings, share price and solvency of counterparties, as well as higher levels of impairment and default rates, lower revenues and higher costs. A summary of the performance for each main geographical area is as follows:

¡

In the UK, the economy grew by 0.2% in 2012, but negative growth in the fourth quarter has led to expectations of another difficult year in 2013. The potential for persistent unemployment, higher interest rates and rising inflation may increase the pressure on disposable incomes and affect an individual’s ability to service debt with the potential to adversely impact performance in the Group’s retail sector.

¡

Although US economic performance in 2012 was largely positive, with growth slightly above 2%, the US economy grew by only 0.1% in the fourth quarter of 2012. Moreover, the unemployment rate remained historically high and the risk of a failure of government leaders to reach a more lasting fiscal agreement remains, both of which increase uncertainty and contribute to a lack of business, consumer and investor confidence and thus adversely affect Barclays US business operations.

¡

The Eurozone saw negative growth during 2012 as it was impacted by the ongoing sovereign debt crisis. Credit conditions have remained weak and a depressed housing sector, high unemployment (especially acute amongst the under-30 year old population), contracting GDP and high government deficits may in the near term continue to adversely affect Barclays business operations in this region.

¡

While South Africa experienced moderate economic growth in 2012, the housing sector showed some weakness towards the end of the year leading to uncertainty in the performance of the Absa business in the near term.

For further information on specific risks to our business relating to a potential economic downturn and the continuing Eurozone crisis, see below under credit risk.

Credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including: debt securities; settlement balances with market counterparties; available for sale investments; and reverse repurchase agreements. It can also arise when an entity’s credit rating is downgraded, leading to a fall in the value of Barclays investment. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group’s credit spreads or those of third parties, as these changes may affect the fair value of the Group’s derivative instruments and the debt securities that the Group holds or issues.

Risks

An economic downturn

The Group’s results, financial condition and liquidity may continue to be adversely affected by the uncertainty around the global economy and the economies of certain areas where Barclays has operations. The Group’s performance is at risk from any deterioration in the economic environment which may result from a number of uncertainties, including most significantly the following factors:

(i) Extent and sustainability of economic recovery, including impact of austerity measures on the European economies

The threat of weaker economies in a number of countries in which the Group operates could lead to higher levels of unemployment, rising inflation, potentially higher interest rates and falling property prices. Any deterioration in the global economic conditions could have an adverse impact on the credit quality of the Group’s customers and counterparties and could lead to a reduction in recoverability and value of the Group’s assets resulting in a requirement to increase the Group’s level of impairment allowance.

Growth rates in the UK, US, Europe and South Africa continue to have implications for our portfolios, particularly in Europe where growth forecasts remain weak. Rising unemployment and higher interest rates would reduce debt service ability in the retail sector with a knock-on effect on corporate credit. The implementation of austerity measures to address high levels of public debt has negatively impacted economic growth and led to rising unemployment in some European countries. The monetary, interest rate and other policies of central banks and regulatory authorities may also have a significant adverse effect on a number of countries in which the Group operates. The Group’s profitability is subject to further uncertainty from the growth prospects for the Chinese economy and the effect that this may have on the recovery prospects of the global economy.

72 I

(ii) Increase in unemployment due to weaker economies in a number of countries in which the Group operates

During 2012 the unemployment rate in the Eurozone increased to 11.7% (December 2011: 10.7%) and remains particularly high in Spain at 26.1% (December 2011: 23.2%), although rates have declined in the US to 7.8% (December 2011: 8.5%) and the UK to 7.8% (December 2011: 8.3%) as businesses created jobs despite weak economies.

As customers’ ability to service their debt is particularly sensitive to their employment status, any increase in unemployment rates could lead to an increase in delinquency and default rates, particularly in credit cards and unsecured loan portfolios, which may, in turn, lead to a requirement to increase the Group’s impairment allowances in the retail sector. Any increase in impairment or higher charge-off to recovery and write-offs could have a material adverse effect on the Group’s results, financial condition and capital position.

(iii) Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability

Rising inflation resulting from central bank monetary policies or other factors, coupled with the potential for rising interest rates in response, could have significant adverse effects on both economic growth prospects and the ability of consumers and the corporate sector to service existing debt levels. Consumer debt affordability is sensitive to interest rates and so any rise, or series of increases, may lead to a significant rise in the Group’s impairment charges, particularly in unsecured products, such as credit cards and personal loans, and adversely impact the Group’s performance in a similar way to higher employment levels described above.

(iv) Possibility of further falls in residential property prices in the UK, South Africa and Western Europe

With a £115bn UK home loan portfolio (50% of the Group’s total loans and advances to the retail sector), Barclays has a large exposure to adverse developments in the UK property sector. 76% of the loans in this portfolio have a Loan-to-Value (LTV) of equal to or less than 75%. While arrears have remained steady and impairment modest in this property book the housing sector remains weak, despite continuing low interest rates. This weakness may contribute to further impairment in the near term resulting from a deterioration in house prices due to reduced affordability as a result of, for example, higher interest rates or increased unemployment.

Specifically, the UK interest only portfolio of £53bn remains more susceptible to weak property prices as these loans mature and customers are required to repay the entire principal outstanding at a time when the loan to value may be high. For further details on the Group’s exposure to interest only home loans and the quality of the portfolio, refer to page 99.

The UK Commercial Real Estate sector also remains at risk from deterioration in the housing sector which may affect customer confidence levels causing further adverse movements in real estate. This may result in higher levels of default rates in the corporate sector leading to higher impairment charges and write- offs by the Group.

The Spanish and Portuguese economies, in particular their housing and property sectors, remain under significant stress with falling property prices having led to higher LTV ratios and contributing to higher impairment charges.

These increases were principally driven by:

–    Negative house price movements which have reduced market demand and mortgage supply with the result that a customer’s ability to sell has reduced and the likelihood of repossessions has increased. Also loss on default has increased due to lower amounts being realised from the sale of properties in a distressed market; and

–    Customers’ behaviour and a reduced willingness to pay as a result of their perception of a lower equity stake.

As at 31 December 2012, home loan balances to Spain and Portugal were £13.6bn (31 December 2011: £14.9bn) and £3.7bn (31 December 2011: £3.9bn), respectively. The 2012 impairment charge to our residential mortgage book in Spain was £72m (2011: £38m) and in Portugal was £24m (2011: £9m).

If these trends in Spain and Portugal continue or worsen and/or if these developments occur in other European countries such as Italy in which we have particular exposure to residential mortgages outside the UK, we may incur significant impairment charges in the future, which may materially adversely affect the Group’s results of operations and financial condition.

Throughout 2012 the South African housing sector has been depressed reflecting a weak economy and uncertain outlook. There is concern that unsecured personal debt levels are becoming very high. If the economic environment worsens and becomes subject to further stress this could adversely affect the Group’s performance in the home loan, unsecured loan, auto and credit card portfolios. In the home loan portfolio the average LTV ratio has remained broadly stable at 44.2% (2011: 45.2%), although impairment was higher in 2012 at £339m (2011: £190m) reflecting higher loss given default rates and levels of write-offs in the recovery book. In Absa Business Markets, the corporate property book remains sensitive to property prices, with reductions potentially leading to increased impairment charges.

For further information see Retail Credit Risk and Wholesale Credit Risk (pages 93-105).

(v) US ‘Fiscal Cliff’ and debt ceiling negotiations

Following the temporary agreement reached at the turn of 2012/13 concerning the expiry of tax cuts in the US federal budget as part of the ‘Fiscal Cliff’ legislative negotiations, considerable uncertainty remains with regards to a longer term agreement, in particular with respect to potential adjustments to US federal government spending, for which the Fiscal Cliff legislative negotiations are ongoing. Failure to reach a more lasting agreement may lead to a new recession in the US, which may have a significant adverse effect on the global economy and lead to negative pressures on the Group’s profitability. Such a failure could also negatively impact upon market confidence, potentially leading to a reduction in investor appetite and liquidity in the US bond and loan markets, which would also impact upon the Group’s profitability.

The Eurozone crisis

The Group’s performance may be materially adversely affected by the actual or perceived increase in the risk of default on the sovereign debt of certain European countries, the stresses currently being exerted on the financial system within the Eurozone, and the risk that one or more countries may exit the Euro.

(i) Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability

Concerns in the market about credit risk (including that of sovereign states) and the Eurozone crisis remain high. The large sovereign debts and/or fiscal deficits of a number of European countries and the sustainability of austerity programmes they have introduced have raised concerns regarding the financial condition of some sovereign states as well as financial institutions, insurers and other corporates that are: i) located in these countries; ii) have direct or indirect exposure to these countries (both to sovereign and private sector debt) and/or iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries.

The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates, its businesses and the financial condition and prospects of the Group and that of its counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict.

For further information see Eurozone Exposure disclosures on pages 107-118.

I 73

Risk review

Risk factors continued

(ii) Potential exit of one or more countries from the Euro as a result of the European debt crisis

An exit of one or more countries from the Eurozone may adversely impact the Group’s profitability in a number of ways. Risks associated with a potential partial break-up of the Euro area include:

¡	Direct risk arising from sovereign default of an exiting country and the impact on the economy of, and the Group’s counterparties in, that country;

¡	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries;

¡	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt; and

¡	Direct redenomination risk on the potential mismatch in the currency of the assets and liabilities on balance sheets of the Group’s local operations in countries in the Eurozone.

Although the Group reduced the aggregate net funding mismatch in local balance sheets during 2012 from £12.1bn to a £1.9bn surplus in Spain, from £6.9bn to £3.3bn in Portugal and from £12.0bn to £9.6bn in Italy, there can be no assurance that the steps taken by the Group to actively match local external assets with local external liabilities will be fully successful.

Furthermore the departure from and/or the abandonment of the Euro by one or more Eurozone countries could lead to significant negative effects on both existing contractual relations and the fulfilment of obligations by the Group and/or its customers, which would have a negative impact on the activity, operating results, capital position and financial condition of the Group. An exit by a country from the Euro may also adversely affect the economic performance of that country, impacting areas such as interest and unemployment rates, which in turn may adversely affect our retail and wholesale counterparties’ (including a country’s government or its agencies) solvency and their ability to service their debts. This may lead to additional impairment or a reduction in value of Barclays credit assets in that country, which would adversely impact the Group’s profitability.

The current absence of a predetermined mechanism for a member state to exit the Euro means that it is not possible to predict the outcome of such an event and to accurately quantify the impact of such an event on the Group’s profitability, liquidity and capital.

The majority of our net on balance sheet exposure to Spain, Portugal and Italy continues to be secured home loans, aggregating to £32.4bn at 31 December 2012 (31 December 2011: £34.2bn). Although exposure to the less secured corporates and other retail lending portfolios have been reduced in these countries by 30% to £8.1bn (31 December 2011: £11.6bn) and 17% to £6.1bn (31 December 2011: £7.5bn), respectively, there can be no assurance that the steps taken by the Group to reduce its exposures in these countries will be successful.

For further information see Eurozone Exposure disclosures on pages 107-118.

Specific sectors/geographies

The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties from a specific portfolio, geography or large individual names remain. Any deterioration in credit quality would lead to lower recoverability and higher impairment in a specific sector, geography or specific large counterparties.

(i) Possible deterioration in Credit Market Exposures

The Investment Bank holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate and leveraged finance loans. The Group remains at risk from further deterioration to the remaining exposures, resulting in further impairment. During 2012, credit market exposures decreased by £5.9bn to £9.3bn, mainly reflecting net sales and paydowns and other movements. We incurred total impairment charges of £243m related to these credit market exposures (2011: £49m release).

For further information see Barclays Credit Market Exposure Section (page 106).

(ii) Potential liquidity shortages increasing counterparty risks

The Group’s ability to enter into its normal funding arrangements could be materially affected by the actions and commercial soundness of other financial institutions. The Group has exposure to many different industries and counterparties and should funding capacity in either the wholesale markets or central bank operations change significantly, liquidity shortages could result, which may lead to increased counterparty risk with other financial institutions. This could also have an impact on refinancing risks in the corporate and retail sectors. The performance of the Group remains at risk from a material liquidity shortage.

(iii) Large single name losses

In the ordinary course of our loan business, we have large individual exposures to individual single name counterparties. We are accordingly exposed to the credit risk of such counterparties in the event of their default of their obligations to us. If such defaults occur, they may have a significant impact on the impairment charge particularly in Investment Bank and the larger business book in Corporate Banking. In addition, where such counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of our loan or derivative exposure.

For further information see Wholesale Credit Risk and Loans and Advances to customers and banks disclosures on pages 100-105.

74 I

Market risk

Barclays is at risk from its earnings or capital being reduced due to:

¡    Traded market risk, where Barclays supports customer activity primarily via the Investment Bank and is the risk of the Group being impacted by changes in the level or volatility of positions in its trading books. This includes changes in interest rates, inflation rates, credit spreads, property prices, commodity prices, equity and bond prices and foreign exchange levels;

¡    Non-traded market risk, to support customer products primarily in the retail bank and is the risk of the Group being unable to hedge its banking book balance sheet at prevailing market levels; and

¡     Pension risk, where the investment profile is reviewed versus the defined benefit scheme and is the risk of the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

Risks

Specific areas and scenarios where market risk could lead to significantly lower revenues and adversely affect our results of operations in future years include:

(i) Reduced client activity and decreased market liquidity

The Investment Bank business model is focused on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions could adversely impact the Group’s financial results in future periods.

(ii) Uncertain interest rate environment

Interest rate volatility can impact Barclays net interest margin, which is the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains, and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Most developed economies are currently operating under historically low rates. Consequently the net interest margin earned by Barclays is reduced. This margin would likely compress further were central bank rates to be cut. Rate changes, to the extent they are not neutralised by hedging programmes, may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

(iii) Pension fund risk

Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. The key sensitivities are the discount rate and long term inflation assumptions made in determining the defined benefit obligation. The discount rate is derived from yields of corporate bonds with AA-ratings and consequently includes exposure both to risk-free yields and credit spreads. Barclays defined benefit pension net position has been adversely affected, and could be adversely affected again, by decreases in discount rate or an increase in long term inflation assumptions.

Funding risk

Funding risk is the risk that the Group is unable to achieve its business plans due to:

¡    Capital risk: the risk that the Group is unable to maintain appropriate capital ratios which could lead to: an inability to support business activity; a failure to meet regulatory requirements; and/or changes to credit ratings, which could also result in increased costs or reduced capacity to raise funding;

¡    Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity, a failure to meet liquidity regulatory requirements; and/or changes to credit ratings; and

¡     Structural risk: this risk predominantly arises from the impact on the Group’s balance sheet of changes in primarily interest rates on income or foreign exchange rates on capital ratios and is, therefore, difficult to predict with any accuracy and may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

For further information see pages 126-150.

Risks

(i) Increasing capital requirements

There are a number of regulatory developments that impact capital requirements. Most significantly Basel 3 which is planned to be adopted into EU law through the fourth Capital Requirements Directive (CRD IV) and Capital Requirements Regulation which are on-going through the EU legislative process. Additional capital requirements may arise from other proposals including the recommendations of the UK Independent Commission on Banking, including with respect to ‘ring-fencing’ separately the trading and non-trading businesses of banks: The Financial Services (Banking Reform) Bill; EU Review; and, section 165 of the Dodd-Frank Act. For more information see Operational Risk-Legal and Regulatory Related Risks below.

Increased capital requirements and changes to what is defined to constitute capital may constrain the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. During periods of market dislocation, increasing the Group’s capital resources in order to meet targets may prove more difficult or costly.

(ii) Maintaining capital strength

A material adverse deterioration in the Group’s financial performance can affect the Group’s capacity to support further capital deployment.

I 75

Risk review

Risk factors continued

(iii) Changes in funding availability and costs

Market liquidity and the availability and cost of customer deposits and wholesale funding impacts the Group’s ability to meet its obligations as they fall due, support normal business activity and meet liquidity regulatory requirements. Large unexpected outflows, for example from customer withdrawals, ratings downgrades or loan drawdowns, could also result in forced reduction in the balance sheet, inability to fulfil lending obligations and a failure to meet liquidity regulatory requirements.

(iv) Downgrade in credit ratings

Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the Group or of the relevant entity, as well as conditions affecting the financial services industry generally and there can be no assurance that the rating agencies will maintain the Group’s or the relevant entity’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets.

During 2012, Barclays Bank PLC rating was downgraded by Moody’s, from Aa3/P-1/C to A2/P-1/C-, as a result of the agency’s rating repositioning of banks and securities firms with global capital market operations, and by DBRS, from AA High/R-1 High to AA/R-1 High, as the result of the resignation of senior management during the summer.

Credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts and potential loss of unsecured funding. The aggregate contractual outflows to meet our collateral requirements on existing contracts following a one and two notch long term and associated short term simultaneous downgrades across all credit rating agencies, would be £13bn and £17bn respectively. See page 146 in the Funding risk – Liquidity section for further information on Barclays credit rating and potential outflows relating to credit downgrades.

(v) Local balance sheet management and redenomination risk

The introduction of capital controls or new currencies by countries (for example in the Eurozone) to mitigate current stresses could have an adverse impact on the performance of local balance sheets of certain Group companies depending on the asset quality, types of collateral and mix of liabilities. Further detail on the Group’s exposures to Eurozone countries is included on pages 107-118.

Operational risk

Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group’s business activities and include those relating to the conduct of employees and the Bank as a whole and consider the reputational impact of risks should they occur.

Risks

Legal and regulatory related risks

(i) Legal risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates and so is exposed to many forms of legal risk, including that: (i) business may not be conducted in accordance with applicable laws in the relevant jurisdictions around the world and financial and other penalties may result; (ii) contractual obligations may either not be enforceable as intended or may be enforced in a way adverse to the Group; (iii) intellectual property may not be adequately protected; and (iv) liability for damages may be incurred to third parties harmed by the conduct of the Group’s business. The Group also faces regulatory and other investigations in various jurisdictions, including in the US.

Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue – see Regulatory Risk for further details.

Key legal proceedings to which the Group was exposed during 2012 and continues to be exposed include those relating to:

¡	Lehman Brothers;

¡	Certain series of preference shares issued in the form of American Depositary Shares;

¡	Residential mortgage backed securities;

¡	Devonshire Trust; and

¡	LIBOR Civil Actions (see also competition and regulatory matters discussed below).

For more detailed information on each of these proceedings, see Note 29 to the financial statements. The outcome of each of these legal proceedings is difficult to predict. However, it is likely that the Group will incur significant expense in connection with these matters and one or more of them could expose the Group to any of the following: substantial monetary damages; other penalties and injunctive relief; potential regulatory restrictions on the Group’s business; and/or negative effect on the Group’s reputation.

76 I

Key competition and regulatory matters affecting Barclays during 2012 and which are ongoing are described in Competition and Regulatory Matters Note 30. A description of the associated risks for each is set out below:

¡   Interchange investigations: The key risks arising from the investigations into Visa and MasterCard credit and debit interchange rates comprise the potential for fines imposed by competition authorities, follow on litigation and proposals for new legislation. It is not currently possible to predict the likelihood or impact of these risks;

¡  London Interbank Offered Rates (LIBOR) investigations: The risks associated with investigations by various authorities into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates include: the potential for further financial penalties imposed by governmental authorities in addition to those assessed in 2012; the pending and potential additional civil litigation; damage to Barclays reputation; the potential for criminal prosecution should Barclays violate the terms of its non-prosecution agreement with the Department of Justice, Criminal Division Fraud Section; and potential further regulatory enforcement action should Barclays fail to comply with the Cease and Desist Order entered against it by the Commodity Futures Trading Commission(CFTC);

¡  Interest Rate Hedging Products: The provision of £850m that Barclays has made in 2012 for future redress to customers categorised as non-sophisticated has been based on the best currently available information (see Note 27 to the financial statements for further details), however there is a risk that the provision may need to be increased to the extent that experience is not in line with management estimates. In addition, customers could initiate civil litigation against Barclays in connection with the sale of interest rate hedging products;

¡  Federal Energy Regulatory Commission (FERC) investigation: Barclays may be required to pay a civil penalty and profit disgorgement plus interest, and could incur damage to its reputation, if it is found to have violated the FERC’s Anti-Manipulation Rule in connection with Barclays power trading in the western US with respect to the period from late 2006 to 2008; and

¡   Other Regulatory investigations: These relate to investigations by the FSA and Serious Fraud Office in connection with certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays capital raisings in June and November 2008 and an investigation by the US Department of Justice and US Securities and Exchange Commission into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the US Foreign Corrupt Practices Act. The risk of these investigations is that one or more of the relevant authorities will conclude that Barclays and/or one or more of its current or former senior employees has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than that a fine or a number of fines would be possible.

(ii) Regulatory risk

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Non-compliance may also lead to costs relating to investigations and remediation of affected customers. The latter may exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

Regulatory change

The banking industry continues to be subject to unprecedented levels of regulatory change and scrutiny in many of the countries in which the Group operates. This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including capital and liquidity requirements (for example relating to Basel 3 and CRD IV), resolvability and the clearing of over-the-counter (OTC) derivatives. Banks, such as Barclays, that are deemed by the Financial Stability Board to be globally systemic banks will be subject to particular scrutiny. In 2013 challenges are expected to increase, particularly in the United Kingdom with the Prudential Regulatory Authority (PRA) and Financial Conduct Authority (FCA) taking over from the Financial Services Authority with enhanced powers and more focused regulatory mandates and objectives. In addition, the Financial Policy Committee (FPC) of the Bank of England will have a powerful influence on the conduct of the new regulatory bodies and powers to raise capital requirements for the sector. Significant challenges are also anticipated in the United States as the Dodd-Frank Wall Street Reform and Consumer Protection Act 2010 (DFA) is implemented, including restrictions on proprietary trading and fund-related activities (the so-called ‘Volcker Rule’). Some of the impacts of the DFA extend beyond the United States. The full scale of the DFA’s impact on the Group remains unclear because the rules required to implement many of the provisions of DFA continue to be subject to rulemaking and will take effect over several years. As a result, regulatory risk will continue to focus senior management attention and consume significant levels of business resource. Furthermore, uncertainty and the extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect our ability to engage in effective business, capital and risk management planning.

For further information see Regulatory Developments in the section on Supervision and Regulation.

Structural reform

The UK Government has introduced the Financial Services (Banking Reform) Bill which, when enacted, would give the UK authorities the power to implement the recommendations of the Independent Commission on Banking to ring fence the UK and EEA retail banking activities of the Group. The Government has also announced that it will establish a reserve power allowing the regulator, with approval from the Government, to enforce full separation under certain circumstances.

The European Commission is considering the recommendations of the High Level Expert Group to require banks to ring fence their trading activities. Proposals are expected in 2013.

In December 2012, the Federal Reserve issued a notice of proposed rulemaking (NPR) to implement for foreign banking organisations Section 165 (enhanced prudential standards) and Section 166 (early remediation requirements) of the Dodd-Frank Act. The NPR proposes that foreign banking organisations, like Barclays, with total global assets of $50bn or more and with total US assets of $10bn or more (not including branches/agencies) establish an intermediate holding company (IHC) for its US bank and nonbank subsidiaries. The IHC would be required to meet the enhanced prudential standards and early remediation requirements that are to a large degree, the same as, those applicable to similar US bank holding companies, including some requirements previously assessed as not being applicable to the Group. The NPR, if adopted in its current form, has the potential to significantly increase the absolute and regulatory costs of Barclays US operations.

These laws and regulations could result in changes to the structure of Barclays, and an increase in the amount of loss-absorbing capital issued by Barclays, which may have an adverse impact on profitability, return on equity and/or financial condition. It is not yet possible to predict the detail of secondary legislation or regulatory rulemaking or the ultimate consequences to the Group. For further information see the section on Supervision and Regulation.

I 77

Risk review

Risk factors continued

Conduct related issues

There are also a number of areas where Barclays conduct has not met the expectations of regulators and other stakeholders and where the Group has sustained financial and reputational damage in 2012, and where the consequences are likely to endure into 2013 and beyond.

These include participation in benchmark rates and LIBOR and interest rate hedging products, which are discussed in the Legal Risk section above and PPI. Provisions totalling £850m have been raised in respect of interest rate hedging products in 2012, and provisions of £2.6bn have been raised against PPI in 2011-2012. To the extent that experience is not in line with management estimates, additional provisions may be required and further reputational damage may be incurred.

Furthermore, the Group is from time to time subject to regulatory investigations. The risk of these investigations to Barclays is that, a number of or all of the authorities will conclude that Barclays has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than that fines or other forms of regulatory censure would be possible. This includes the investigation by the United States FERC into the Group’s conduct (see Legal Risk above).

There is a risk that there may be other conduct issues, including in business already written, that Barclays is not presently aware of.

Further details on PPI and interest rate hedging products, including a description of management judgements and estimates and sensitivity analysis on those estimates where available are provided in Note 27 to the financial statements. Further details on the FERC investigations are provided in Note 30 to the financial statements.

In addition to the risks highlighted under Legal Risk, Barclays participates in the setting of a number of interest rate benchmarks such as LIBOR. The setting of such benchmarks is subject to increased scrutiny and additional regulation in a number of jurisdictions, with enhanced sanctions – including potential criminal sanctions – and attendant damage to Barclays reputation for violations. Barclays may also be required to contribute to benchmarks due to its presence in certain markets. The UK FSA is considering the use of such powers.

Further details on the LIBOR investigations are provided in Note 29 and Note 30 to the financial statements. For further information on developments further to the Wheatley Review recommendations related to the setting of LIBOR, see Supervision and Regulation (page 158).

(iii) Implementation of Basel 3

The new capital requirements regulation and capital requirements directive that implement Basel 3 within the EU (collectively known as CRD IV) include significant developments in the regulatory capital regime including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. The requirements are under consideration and are expected to be finalised during 2013; however the implementation date is uncertain.

The impact of the CRD IV rules, including with respect to the calculation of capital and risk weighted assets, and the timing of implementation including the application of transitional relief, have not been finalised and remain subject to change by European legislators. The FSA may also alter its stated approach to the adoption of CRD IV in the United Kingdom. For example, the scope of application of the volatility charge for credit value adjustments (CVA) may be different from that expected and restrictions may be applied on the maturity of hedges over to insignificant financial holdings, with the result that individually and/or in aggregate such changes may materially negatively affect Barclays CRD IV capital, leverage, liquidity and funding ratios.

(iv) Recovery and resolution plans (RRP)

The strong regulatory focus on resolvability has continued in 2012, from both UK and international regulators. The Group continues to work with the authorities on RRP and the detailed practicalities of the resolution process. This includes the provision of information that would be required in the event of a resolution, in order to enhance Barclays resolvability. The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has continued to work with the authorities to identify and address any impediments to resolvability.

Should the authorities decide that Barclays is not resolvable they have the ability to demand that the Group is broken into sections that are deemed resolvable. The impact of such structural changes could impact capital, liquidity and leverage ratios, due to reduced benefits of diversification, as well as the overall profitability, via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Other operational risks

(v) Reputation risk

Reputation risk, meaning the risk of damage to the Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical, is inherent in our business. Reputational damage can result from the actual or perceived manner in which we conduct our business activities, from our financial performance, or from actual or perceived practices in the banking and financial industry. Such reputational damage reduces – directly or indirectly – the attractiveness of Barclays to stakeholders and may lead to negative publicity, loss of revenue, litigation, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting talent. Sustained reputational damage could have a materially negative impact on our licence to operate and destroy shareholder value.

(vi) Infrastructure resilience, Technology and CyberSecurity

Events across the industry during 2012 have reinforced the importance of infrastructure resilience to the banking infrastructure to allow customers to access their accounts and make payments in a timely fashion. The Group recognises that this is an area of risk that continues to change rapidly and so requires continued focus.

Any disruption in a customer’s access to their account information or delays in making payments will have a significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers. However, given that it is not possible to predict the level or impact of such an event, should it occur, it is not possible to accurately quantify either the reputational damage or associated costs to the Group.

78 I

Furthermore, Barclays recognises the growing threat of attacks to its systems, customers and Group’s information held on customers and transactions processed through these systems from individuals or groups via cyberspace (the interdependent network of information technology infrastructures, and includes technology ‘tools’ such as the internet, telecommunications networks, computer systems, and embedded processors and controllers in critical industriesa). The implementation of measures to manage the risk involves continued investment and use of internal resources.

However, given the increasing sophistication and scope of potential attacks via cyberspace, it is possible that in the future such attacks may lead to significant breaches leading to associated costs and reputational damage although these cannot be quantified to any degree of accuracy at this time due to the uncertain nature and impact of any such attack.

(vii) Transform Programme

In February 2013, we presented the results of our Strategic Review and the elements of our Transform Programme. As part of the Transform Programme, we will seek to, among other initiatives, restructure Barclays European retail operations to focus on the mass affluent customer segment, manage risk weighted assets more efficiently through run-off of legacy assets in Europe and the Investment Bank, and reduce total costs significantly across the Group.

As a result of certain commitments made in the Review, Barclays expects to incur a restructuring charge of approximately £500m in the first quarter of 2013 and costs associated with implementing the strategic plan of approximately £1bn in 2013, £1bn in 2014 and £0.7bn in 2015.

The development and implementation of our Strategy Review requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the trends we seek to exploit and the relevant factors in making decisions as to capital deployment and cost reduction. Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. Moreover, there is a risk that the restructuring costs associated with implementing the Transform Programme may be higher than our current expectations. Failure to successfully implement the Transform Programme could have a material adverse effect on the expected benefits of the Transform Programme. In addition, factors beyond our control, including but not limited to the market and economic conditions such as the risk of an economic downturn and other challenges discussed in detail above, could limit or delay our ability to achieve all of the expected benefits of the Transform Programme.

(viii) Taxation risk

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level, and is impacted by a number of double taxation agreements between countries.

There is potential risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to: failure to comply with or correctly assess the application of, relevant tax law; failure to deal with tax authorities in a timely, transparent and effective manner; incorrect calculation of tax estimates for reported and forecast tax numbers; or provision of incorrect tax advice.

For further information see the Financial Review (pages 161-188) and the Tax note (pages 208-211).

Note

a	As defined by the World Economic Forum’s Partnership for Cyber Resilience, of which Barclays is a member.

I 79

Risk review

Credit risk

All disclosures in this section (pages 80-118) are unaudited unless otherwise stated

Credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

Analysis of the Group’s maximum exposure and collateral and other credit enhancements held

Basis of preparation

The following tables present a reconciliation between the Group’s maximum exposure and its net exposure to credit risk; reflecting the financial effects of collateral, credit enhancements and other actions taken to mitigate the Group’s exposure.

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

This and subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets not subject to credit risk, mainly equity securities held for trading, as available for sale or designated at fair value, and traded commodities. Assets designated at fair value in respect of linked liabilities to customers under investment contracts have also not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and not result in a loss to the Group.

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement are presented on pages 289-290.

Maximum exposure and effects of collateral and other credit enhancements (audited)
As at 31 December 2012	Maximum exposure £m	Netting and set-off £m	Collateral £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	86,175	–	–	–	86,175
Items in the course of collection from other banks	1,456	–	–	–	1,456
Trading portfolio assets:
Debt securities	114,759	–	–	–	114,759
Traded loans	2,404	–	–	–	2,404
Total trading portfolio assets	117,163	–	–	–	117,163
Financial assets designated at fair value:
Loans and advances	21,996	–	(7,500)	(111)	14,385
Debt securities	6,118	–	(23)	–	6,095
Other financial assets	7,727	–	(5,629)	–	2,098
Total financial assets designated at fair value	35,841	–	(13,152)	(111)	22,578
Derivative financial instruments	469,146	(387,672)	(53,183)	(8,132)	20,159
Loans and advances to banks	40,489	(1,012)	(5,071)	(136)	34,270
Loans and advances to customers:
Home loans	174,988	–	(172,722)	(53)	2,213
Credit cards, unsecured and other retail lending	66,414	(10)	(18,612)	(2,321)	45,471
Corporate loans	184,327	(10,243)	(50,404)	(8,489)	115,191
Total loans and advances to customers	425,729	(10,253)	(241,738)	(10,863)	162,875
Reverse repurchase agreements and other similar secured lending	176,956	–	(175,348)	–	1,608
Available for sale debt securities	74,677	–	(234)	(32)	74,411
Other assets	2,001	–	–	–	2,001
Total on-balance sheet	1,429,633	(398,937)	(488,726)	(19,274)	522,696

Off-balance sheet:
Securities lending arrangements	–	–	–	–	–
Guarantees and letters of credit pledged as collateral security	15,855	–	(2,278)	(379)	13,198
Acceptances, endorsements and other contingent liabilities	6,002	–	(61)	(176)	5,765
Documentary credits and other short term trade related transactions	1,027	–	(48)	(11)	968
Standby facilities, credit lines and other commitments	247,816	–	(17,973)	(3,396)	226,447
Total off-balance sheet	270,700	–	(20,360)	(3,962)	246,378

Total	1,700,333	(398,937)	(509,086)	(23,236)	769,074

80 I

Overview

As at 31 December 2012, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer reduced 4% to £769.1bn, reflecting a reduction in maximum exposure of 6% and a reduction in the level of mitigation held by 7%. Overall, the extent to which the Group holds mitigation on its assets decreased marginally to 55% (2011: 56%).

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, available for sale debt securities issued by governments, cash collateral and settlement balances, all of which are considered lower risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis above. The credit quality of counterparties to derivative, available for sale and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 86-87.

Where collateral has been obtained in the event of default, Barclays does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2012 as a result of the enforcement of collateral was £868m (2011: £470m).

Maximum exposure and effects of collateral and other credit enhancements (audited)
As at 31 December 2011	Maximum exposure £m	Netting and set-off £m	Collateral £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	106,894	–	–	–	106,894
Items in the course of collection from other banks	1,812	–	–	–	1,812
Trading portfolio assets:
Debt securities	123,364	–	–	–	123,364
Traded loans	1,374	–	–	–	1,374
Total trading portfolio assets	124,738	–	–	–	124,738
Financial assets designated at fair value:
Loans and advances	21,960	–	(7,887)	(76)	13,997
Debt securities	2,095	–	(22)	–	2,073
Other financial assets	7,574	–	(5,541)	–	2,033
Total financial assets designated at fair value	31,629	–	(13,450)	(76)	18,103
Derivative financial instruments	538,964	(440,592)	(57,294)	(7,544)	33,534
Loans and advances to banks	47,446	(1,886)	(8,653)	(171)	36,736
Loans and advances to customers:
Home loans	171,272	–	(167,581)	(1,130)	2,561
Credit cards, unsecured and other retail lending	64,492	(11)	(16,159)	(2,564)	45,758
Corporate loans	196,170	(8,873)	(53,616)	(9,550)	124,131
Total loans and advances to customers	431,934	(8,884)	(237,356)	(13,244)	172,450
Reverse repurchase agreements and other similar secured lending	153,665	–	(150,337)	–	3,328
Available for sale debt securities	63,610	–	(219)	(3,532)	59,859
Other assets	2,620	–	–	–	2,620
Total on-balance sheet	1,503,312	(451,362)	(467,309)	(24,567)	560,074

Off-balance sheet:
Securities lending arrangements	35,996	–	(35,996)	–	–
Guarantees and letters of credit pledged as collateral security[a]	14,181	–	(2,714)	(608)	10,859
Acceptances, endorsements and other contingent liabilities[a]	8,266	–	(23)	(156)	8,087
Documentary credits and other short term trade related transactions	1,358	–	(39)	(49)	1,270
Standby facilities, credit lines and other commitments	240,282	–	(15,522)	(3,829)	220,931
Total off-balance sheet	300,083	–	(54,294)	(4,642)	241,147

Total	1,803,395	(451,362)	(521,603)	(29,209)	801,221

Note

a	2011 amounts have been restated to include £1.1bn additional collateral and risk transfers that mitigate guarantees and letters of credit pledged as collateral security, and to include other contingent liabilities of £7.8bn, identified as being exposed to credit risk.

I 81

Risk review

Credit risk continued

Balance sheet concentrations of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 282.

Geographic concentrations

As at 31 December 2012, the geographic concentration of the Group’s assets remained broadly consistent with 31 December 2011.

For balance sheet assets, the most significant change in concentrations was for cash held at central banks, with cash held as part of the liquidity pool moving from lower yielding Sterling and US Dollar accounts to higher yielding Euro and Swiss Franc accounts. There was also a notable increase in the proportion of available for sale debt securities issued by counterparties in Europe, primarily high quality bonds forming part of the Group liquidity pool. This increase was accompanied by a reduction in the proportion of debt securities issued by Asian (predominantly Japanese) and UK counterparties.

Within off-balance sheet, there was a significant reduction in the concentration of exposures in the Americas due to the cessation of the securities lending arrangements contracted with BlackRock, Inc. upon the disposal of Barclays Global Investors in 2009. Further detail on this transaction is included in Note 28.

An analysis of geographical and industry concentration of Group loans and advances held at amortised cost and at fair value is presented on pages 89-90. Information on exposures to Eurozone countries is presented on pages 107-118.

Credit risk concentrations by geography (audited)
As at 31 December 2012	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	3,547	70,159	6,566	2,354	3,549	86,175
Items in the course of collection from other banks	788	296	–	371	1	1,456
Trading portfolio assets	16,408	21,386	62,875	2,985	13,509	117,163
Financial assets designated at fair value	24,100	3,546	5,644	1,947	604	35,841
Derivative financial instruments	147,651	157,609	127,367	4,264	32,255	469,146
Loans and advances to banks	7,506	14,942	12,278	2,110	3,653	40,489
Loans and advances to customers	228,007	81,442	63,252	46,093	6,935	425,729
Reverse repurchase agreements and other similar secured lending	29,565	25,743	98,313	4,133	19,202	176,956
Available for sale debt securities	24,024	29,803	11,128	7,103	2,619	74,677
Other assets	987	332	328	290	64	2,001
Total on-balance sheet	482,583	405,258	387,751	71,650	82,391	1,429,633

Off-balance sheet:
Securities lending arrangements	–	–	–	–	–	–
Guarantees and letters of credit pledged as collateral security	6,135	2,560	4,772	2,131	257	15,855
Acceptances, endorsements and other contingent liabilities	4,208	812	273	211	498	6,002
Documentary credits and other short term trade related transactions	629	103	–	295	–	1,027
Standby facilities, credit lines and other commitments	94,070	38,926	91,574	21,637	1,609	247,816
Total off-balance sheet	105,042	42,401	96,619	24,274	2,364	270,700
Total	587,625	447,659	484,370	95,924	84,755	1,700,333

82 I

Credit risk concentrations by geography (audited)
As at 31 December 2011	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	14,631	53,779	27,065	2,418	9,001	106,894
Items in the course of collection from other banks	1,557	88	1	166	–	1,812
Trading portfolio assets	15,162	23,381	68,835	3,498	13,862	124,738
Financial assets designated at fair value	19,405	3,287	6,724	1,958	255	31,629
Derivative financial instruments	173,792	173,863	153,629	4,857	32,823	538,964
Loans and advances to banks	9,621	14,704	13,637	3,234	6,250	47,446
Loans and advances to customers	220,815	90,444	63,457	49,309	7,909	431,934
Reverse repurchase agreements and other similar secured lending	22,701	32,926	80,124	1,795	16,119	153,665
Available for sale debt securities	23,055	17,371	9,891	6,922	6,371	63,610
Other assets	1,510	407	256	365	82	2,620
Total on-balance sheet	502,249	410,250	423,619	74,522	92,672	1,503,312

Off-balance sheet:
Securities lending arrangements	–	–	35,996	–	–	35,996
Guarantees and letters of credit pledged as collateral security	3,885	2,416	5,457	2,100	323	14,181
Acceptances, endorsements and other contingent liabilities[a]	5,861	1,107	303	155	840	8,266
Documentary credits and other short term trade related transactions	655	235	143	201	124	1,358
Standby facilities, credit lines and other commitments	99,735	33,004	85,381	20,478	1,684	240,282
Total off-balance sheet	110,136	36,762	127,280	22,934	2,971	300,083
Total	612,385	447,012	550,899	97,456	95,643	1,803,395

Note

a	2011 amounts have been restated to include analysis of other contingent liabilities of £7.8bn, identified as being exposed to credit risk.

I 83

Risk review

Credit risk continued

Industrial concentrations

As at 31 December 2012, the industrial concentration of the Group’s assets remained broadly consistent with 31 December 2011, with 50% of total assets being concentrated towards banks and other financial institutions (2011: 51%). For balance sheet assets, the most significant change in concentration was for financial assets designated at fair value, for which the proportion of the overall balance that was concentrated towards governments and central banks increased by 11% on account of the acquisition during the year of economically hedged government bonds.

Within off-balance sheet, there was a significant reduction in the concentration of exposures to other financial institutions due to the cessation of the securities lending arrangements contracted with BlackRock, Inc. upon the disposal of Barclays Global Investors in 2009. Further detail on this transaction is included in Note 28.

Credit risk concentrations by industry (audited)
As at 31 December 2012	Banks £m	Other financial institu- tions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	86,175	–	–	–	–	–	–	86,175
Items in the course of collection from other banks	1,456	–	–	–	–	–	–	–	–	–	–	1,456
Trading portfolio assets	9,240	24,412	2,072	504	73,848	3,124	446	2,257	–	–	1,260	117,163
Financial assets designated at fair value	5,555	3,524	175	10,062	11,057	885	600	3,581	–	–	402	35,841
Derivative financial instruments	349,481	81,080	2,401	4,478	9,589	10,011	2,203	6,906	–	–	2,997	469,146
Loans and advances to banks	38,870	–	–	–	1,619	–	–	–	–	–	–	40,489
Loans and advances to customers	–	87,990	11,518	25,253	4,923	7,622	14,603	24,152	174,614	53,647	21,407	425,729
Reverse repurchase agreements and other similar secured lending	64,616	106,665	4	1,014	3,684	261	98	610	–	–	4	176,956
Available for sale debt securities	16,933	10,273	92	91	46,177	122	42	846	–	–	101	74,677
Other assets	249	632	2	34	165	6	8	192	13	694	6	2,001
Total on-balance sheet	486,400	314,576	16,264	41,436	237,237	22,031	18,000	38,544	174,627	54,341	26,177	1,429,633
Off-balance sheet:
Securities lending arrangements	–	–	–	–	–	–	–	–	–	–	–	–
Guarantees and letters of credit pledged as collateral security	836	3,810	1,649	847	1,680	1,856	989	2,654	89	289	1,156	15,855
Acceptances, endorsements and other contingent liabilities	533	891	883	371	10	828	495	1,565	–	44	382	6,002
Documentary credits and other short term trade related transactions	559	51	55	3	–	1	77	275	–	4	2	1,027
Standby facilities, credit lines and other commitments	–	34,464	24,937	8,675	3,829	21,790	10,566	13,727	17,538	96,993	15,297	247,816
Total off-balance sheet	1,928	39,216	27,524	9,896	5,519	24,475	12,127	18,221	17,627	97,330	16,837	270,700
Total	488,328	353,792	43,788	51,332	242,756	46,506	30,127	56,765	192,254	151,671	43,014	1,700,333

84 I

Credit risk concentrations by industry (audited)
As at 31 December 2011	Banks £m	Other financial institu- tions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	106,894	–	–	–	–	–	–	106,894
Items in the course of collection from other banks	1,810	–	–	–	2	–	–	–	–	–	–	1,812
Trading portfolio assets	4,857	27,992	1,585	480	83,631	3,191	448	1,773	–	–	781	124,738
Financial assets designated at fair value	6,050	3,320	75	10,447	6,354	1,053	332	3,547	–	1	450	31,629
Derivative financial instruments	401,465	96,781	4,044	4,853	8,321	12,960	3,309	3,928	–	19	3,284	538,964
Loans and advances to banks	44,707	–	–	–	2,739	–	–	–	–	–	–	47,446
Loans and advances to customers	–	89,650	12,904	28,711	6,129	7,414	16,206	26,300	171,272	50,062	23,286	431,934
Reverse repurchase agreements and other similar secured lending	61,544	86,930	195	201	3,842	127	63	235	–	–	528	153,665
Available for sale debt securities	15,961	7,142	213	137	38,511	126	90	820	370	–	240	63,610
Other assets	506	374	–	54	492	–	7	310	2	818	57	2,620
Total on-balance sheet	536,900	312,189	19,016	44,883	256,915	24,871	20,455	36,913	171,644	50,900	28,626	1,503,312
Off-balance sheet:
Securities lending arrangements	–	35,996	–	–	–	–	–	–	–	–	–	35,996
Guarantees and letters of credit pledged as collateral security	990	3,947	1,534	757	630	1,615	913	2,213	–	310	1,272	14,181
Acceptances, endorsements and other contingent liabilities[a]	599	1,214	1,075	459	7	865	527	2,945	–	38	537	8,266
Documentary credits and other short term trade related transactions	428	128	40	1	–	–	215	480	–	65	1	1,358
Standby facilities, credit lines and other commitments	785	32,511	23,429	9,114	3,573	20,764	12,052	17,012	15,663	90,062	15,317	240,282
Total off-balance sheet	2,802	73,796	26,078	10,331	4,210	23,244	13,707	22,650	15,663	90,475	17,127	300,083
Total	539,702	385,985	45,094	55,214	261,125	48,115	34,162	59,563	187,307	141,375	45,753	1,803,395

Note

a	2011 amounts have been restated to include analysis of other contingent liabilities of £7.8bn, identified as being exposed to credit risk.

I 85

Risk review

Credit risk continued

Balance sheet credit quality

The following tables present the credit quality of Group assets exposed to credit risk.

Basis of preparation

For performing loans that are neither past due nor impaired, which form the majority of loans in the portfolios, the following internal measures of credit quality have been used for the purposes of this analysis:

¡	Strong – there is a very high likelihood of the asset being recovered in full;

¡

Satisfactory – whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification; and

¡	Higher risk – there is concern over the obligor’s ability to make payments when due. These have not yet converted to actual delinquency.

Non-performing loans – loans that are impaired or are past due but not impaired – have been included in the Higher Risk category for this analysis with prior year comparatives restated to align presentation. An age analysis of both is presented on pages 91-92.

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor’s or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

For further information on the way in which Barclays measures the credit quality of its loan portfolios, refer to pages 290-291.

Balance sheet credit quality (audited)
	Strong (investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %
As at 31 December 2012
Cash and balances at central banks	86,175	–	–	86,175	100	–	–
Items in the course of collection from other banks	1,320	103	33	1,456	91	7	2
Trading portfolio assets:
Debt securities	107,784	5,604	1,371	114,759	94	5	1
Traded loans	454	1,617	333	2,404	19	67	14
Total trading portfolio assets	108,238	7,221	1,704	117,163	92	6	2
Financial assets designated at fair value:
Loans and advances	19,609	1,684	703	21,996	89	8	3
Debt securities	5,485	164	469	6,118	90	3	7
Reverse repurchase agreements	5,010	963	61	6,034	83	16	1
Other financial assets	623	967	103	1,693	37	57	6
Total financial assets designated at fair value	30,727	3,778	1,336	35,841	86	10	4
Derivative financial instruments	443,102	23,498	2,546	469,146	94	5	1
Loans and advances to banks	36,695	2,868	926	40,489	91	7	2
Loans and advances to customers:
Home loans	142,828	20,407	11,753	174,988	81	12	7
Credit cards, unsecured and other retail lending	15,169	45,852	5,393	66,414	23	69	8
Corporate loans	121,417	51,196	11,714	184,327	66	28	6
Total loans and advances to customers	279,414	117,455	28,860	425,729	66	27	7
Reverse repurchase agreements and other similar secured lending	129,687	47,078	191	176,956	73	27	–
Available for sale debt securities	69,877	2,331	2,469	74,677	94	3	3
Other assets	1,623	322	56	2,001	81	16	3
Total assets	1,186,858	204,654	38,121	1,429,633	83	14	3

86 I

Overview

As at 31 December 2012, the proportion of the Group’s assets classified as strong fell marginally to 83% (2011: 84%) of total assets exposed to credit risk.

Traded assets continued to remain almost entirely investment grade, with counterparties to 94% (2011: 95%) of total derivative financial instruments, and issuers of 94% (2011: 95%) of debt securities held for trading and 94% (2011: 91%) of debt securities held available for sale being investment grade. The credit quality of counterparties to reverse repurchase agreements held at amortised cost remained broadly stable at 73% (2011: 77%). The credit risk of these assets is much reduced with balances being fully collateralised.

In the loan portfolios, 81% of home loans (2011: 78%) to customers are measured as strong. This increase in the period reflects improvements in the UK portfolio. The majority of credit card, unsecured and other retail lending remained satisfactory, reflecting the unsecured nature of a significant proportion of the balance, comprising 69% of the total (2011: 70%). The credit quality profile of the Group’s corporate lending improved with counterparties rated strong increasing to 66% (2011: 61%), primarily due to the continued active management of corporate books in the Investment Bank and Corporate Banking.

Further analysis of debt securities by issuer type is presented on page 104.

Further information on netting and collateral arrangements on derivatives financial instruments is presented on page 105.

Balance sheet credit quality (audited)
	Strong (investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %
As at 31 December 2011
Cash and balances at central banks	106,894	–	–	106,894	100	–	–
Items in the course of collection from other banks	1,615	99	98	1,812	89	6	5
Trading portfolio assets:
Debt securities	116,743	4,922	1,699	123,364	95	4	1
Traded loans	74	821	479	1,374	5	60	35
Total trading portfolio assets	116,817	5,743	2,178	124,738	94	4	2
Financial assets designated at fair value:
Loans and advances	19,484	1,487	989	21,960	89	7	4
Debt securities	1,163	184	748	2,095	55	9	36
Reverse repurchase agreements	4,018	1,554	207	5,779	69	27	4
Other financial assets	655	1,079	61	1,795	36	60	4
Total financial assets designated at fair value	25,320	4,304	2,005	31,629	80	14	6
Derivative financial instruments	515,109	19,875	3,980	538,964	95	4	1
Loans and advances to banks	42,278	2,594	2,574	47,446	89	6	5
Loans and advances to customers:
Home loans	134,009	25,847	11,416	171,272	78	15	7
Credit cards, unsecured and other retail lending	14,226	45,388	4,878	64,492	22	70	8
Corporate loans	119,856	59,370	16,944	196,170	61	30	9
Total loans and advances to customers	268,091	130,605	33,238	431,934	62	30	8
Reverse repurchase agreements and other similar secured lending	117,719	34,653	1,293	153,665	77	22	1
Available for sale debt securities	57,793	3,253	2,564	63,610	91	5	4
Other assets	2,130	417	73	2,620	81	16	3
Total assets	1,253,766	201,543	48,003	1,503,313	84	13	3

I 87

Risk review

Credit risk continued

Analysis of loans and advances and impairment

Total gross loans and advances to customers and banks decreased 3% to £500.3bn. Gross loans and advances to customers and banks at amortised cost decreased 3% to £475.9bn with a 7% decrease in the wholesale portfolio offset by a 1% increase in the retail portfolio. The principal drivers for this decrease were:

¡	Investment Bank where loans and advances decreased 9% to £147.4bn driven by a reduction in corporate, interbank and other wholesale lending; and

¡	Corporate Banking where loans and advances decreased 6% to £65.8bn due to the disposal of the Iveco Finance business and a reduction in Spanish exposures.

These decreases were offset by an increase in:

¡	UKRBB, where a 5% increase to £129.7bn primarily reflected growth in home loans balances; and

¡	Barclaycard, where an 8% increase to £34.7bn primarily reflected business growth in the UK and the US and acquisition of portfolios in the US and South Africa.

Retail and wholesale loans and advances to customers and banks[a]
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2012
Total retail	232,672	4,635	228,037	8,821	3.8	2,075	89

Wholesale – customers	203,123	5,000	198,123	9,693	4.8	1,507	74
Wholesale – banks	40,099	41	40,058	51	0.1	(23)	(6)
Total wholesale	243,222	5,041	238,181	9,744	4.0	1,484	61

Loans and advances at amortised cost	475,894	9,676	466,218	18,565	3.9	3,559	75

Traded loans	2,404	n/a	2,404
Loans and advances designated at fair value	21,996	n/a	21,996
Loans and advances held at fair value	24,400	n/a	24,400

Total loans and advances	500,294	9,676	490,618

As at 31 December 2011
Total retail	229,671	5,386	224,285	10,410	4.5	2,477	108

Wholesale – customers	212,992	5,166	207,826	10,898	5.1	1,307	61
Wholesale – banks	47,314	45	47,269	34	0.1	6	1
Total wholesale	260,306	5,211	255,095	10,932	4.2	1,313	50

Loans and advances at amortised cost	489,977	10,597	479,380	21,342	4.4	3,790	77

Traded loans	1,374	n/a	1,374
Loans and advances designated at fair value	21,960	n/a	21,960
Loans and advances held at fair value	23,334	n/a	23,334

Total loans and advances	513,311	10,597	502,714

Note

a	For December 2012 reporting UKRBB Medium Business lending (2011: £2,680m) and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail. Wealth and Investment Management’s Private Bank portfolio (2011: £14,627m) has been reclassified from retail to wholesale. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

88 I

Group loans and advances held at amortised cost, by industry sector and geography

Loans and advances, net of impairment allowances, held at amortised cost decreased by 3% to £466.2bn, reflecting a reduction in corporate, interbank and other wholesale lending. Home loans to customers in the UK and cards, unsecured and other personal lending to customers in the UK rose, in line with business growth.

Loans and advances at amortised cost net of impairment allowances by industry sector and geography
	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
As at 31 December 2012
Banks	7,134	14,475	12,050	1,806	3,405	38,870
Other financial institutions	17,113	20,986	42,277	4,490	3,124	87,990
Manufacturing	6,041	2,533	1,225	1,232	487	11,518
Construction	3,077	476	1	75	21	3,650
Property	15,167	2,411	677	3,101	247	21,603
Government and central bank	558	2,985	1,012	1,734	253	6,542
Energy and water	2,286	2,365	1,757	821	393	7,622
Wholesale and retail distribution and leisure	9,567	2,463	734	1,748	91	14,603
Business and other services	15,754	2,754	2,360	2,654	630	24,152
Home loans	119,652	36,659	480	17,553	270	174,614
Cards, unsecured loans and other personal lending	29,716	5,887	11,725	5,172	1,147	53,647
Other	9,448	2,390	1,232	7,817	520	21,407
Net loans and advances to customers and banks	235,513	96,384	75,530	48,203	10,588	466,218
Impairment allowance	3,270	2,775	2,180	1,381	70	9,676

As at 31 December 2011
Banks	9,251	13,503	13,349	2,956	5,648	44,707
Other financial institutions	18,474	20,059	44,965	2,264	3,888	89,650
Manufacturing	6,185	3,341	1,396	1,439	543	12,904
Construction	3,391	771	32	348	65	4,607
Property	16,230	3,193	869	3,600	212	24,104
Government and central bank	493	3,365	907	3,072	1,031	8,868
Energy and water	1,599	2,448	2,165	818	384	7,414
Wholesale and retail distribution and leisure	10,308	3,008	656	2,073	161	16,206
Business and other services	16,473	4,981	1,584	2,907	355	26,300
Home loans	112,260	38,508	566	19,437	501	171,272
Cards, unsecured loans and other personal lending	27,409	6,417	9,293	6,158	785	50,062
Other	8,363	5,554	1,312	7,471	586	23,286
Net loans and advances to customers and banks	230,436	105,148	77,094	52,543	14,159	479,380
Impairment allowance	4,005	2,920	2,128	1,446	98	10,597

I 89

Risk review

Credit risk continued

Loans and advances held at fair value by industry sector and geography

Total loans and advances held at fair value principally reflecting balances held in the Corporate and Investment Bank increased 5% to £24.4bn (2011: £23.3bn). The movement is driven by government, and business and other services counterparties which increased by £0.9bn to £10.2bn, reflecting increased lending in the Americas. A large portion of the total comprises lending to property, government, and business and other services. Property includes lending within the legacy Corporate Real Estate business as well as to social housing associations and the fall of £0.4bn to £9.9bn (2011: £10.3bn) is primarily due to loan repayments.

Loans and advances held at fair value by industry sector and geography
	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
As at 31 December 2012
Banks	–	493	120	422	–	1,035
Other financial institutions[a]	13	611	622	8	39	1,293
Manufacturing	6	38	601	16	15	676
Construction	161	1	–	28	4	194
Property	8,668	830	295	121	–	9,914
Government and central bank	5,759	6	314	17	5	6,101
Energy and water	10	73	41	46	3	173
Wholesale and retail distribution and leisure	33	2	220	72	1	328
Business and other services	3,404	20	685	14	–	4,123
Other	105	132	46	224	56	563
Total	18,159	2,206	2,944	968	123	24,400

As at 31 December 2011
Banks	11	364	10	126	1	512
Other financial institutions	142	76	892	134	21	1,265
Manufacturing	16	211	154	7	18	406
Construction	158	–	–	19	2	179
Property	8,443	1,147	575	133	3	10,301
Government and central bank	5,609	–	–	19	8	5,636
Energy and water	32	203	46	104	–	385
Wholesale and retail distribution and leisure	63	15	243	36	2	359
Business and other services	3,381	76	201	34	–	3,692
Other	90	66	55	317	71	599
Total	17,945	2,158	2,176	929	126	23,334

Impairment charges (audited)

Loan impairment charges reduced 6% to £3,559m, reflecting lower impairment in UKRBB, Barclaycard and Corporate Banking partially offset by higher charges in some international businesses, notably in Europe and South Africa, and a higher charge in the Investment Bank. The increase in the Investment Bank was related to ABS CDO Super Senior positions, losses on a small number of single name exposures; and a non-recurring release of £223m in 2011. Combined with a 3% decrease in loans and advances, this resulted in a lower overall Group loan loss rate of 75bps (2011: 77bps; 2010: 118bps). Further detail can be found in the Retail credit risk and Wholesale credit risk sections on pages 93 and 100.

Credit impairment charges and other provisions by business (audited)
	2012 £m	2011 £m	2010 £m
Loan impairment
UKRBB	269	536	819
Europe RBB	328	241	314
Africa RBB	646	466	562
Barclaycard	979	1,259	1,688
Investment Bank[b]	448	129	642
Corporate Banking	851	1,120	1,551
Wealth and Investment Management	38	41	48
Head Office and Other Operations	–	(2)	1
Total loan impairment charges[c]	3,559	3,790	5,625
Impairment charges on available for sale investments (excluding BlackRock, Inc.)	40	60	51
Impairment of reverse repurchase agreements	(3)	(48)	(4)
Total credit impairment charges and other provisions	3,596	3,802	5,672
Impairment of investment in BlackRock, Inc.	–	1,800	–

Notes

a	Included within Other financial institutions (Americas) are £427m (2011: £693m) of loans backed by retail mortgage collateral.
b	Credit market related impairment charges within Investment Bank comprised a net £243m charge (2011: £14m write back; 2010: £660m charge) against loans and advances and a £6m write back (2011: £35m; 2010: £39m) against available for sale investments.
c	Includes write back of £4m (2011: £24m charge; 2010: £76m charge) in respect of undrawn facilities and guarantees.

90 I

Impairment allowances (audited)

Impairment allowances decreased £921m to £9,676m, driven primarily by a reduction in the retail portfolios due to improved underlying credit performance and delinquency. Amounts written off decreased £1,046m to £4,119m driven, in part, by the 2011 change in write-off policy, which resulted in higher write-offs in the prior year.

Movements in allowance for impairment by asset class (audited)
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m
2012
Home loans	834	–	(45)	(33)	(382)	24	457	855
Credit cards, unsecured and other retail lending	4,540	(59)	(144)	(248)	(2,102)	119	1,674	3,780
Corporate loans	5,223	(21)	(22)	(5)	(1,635)	69	1,432	5,041
Total impairment allowance	10,597	(80)	(211)	(286)	(4,119)	212	3,563	9,676

2011
Home loans	854	(2)	(80)	(101)	(184)	14	333	834
Credit cards, unsecured and other retail lending	5,919	(4)	(154)	(145)	(3,292)	139	2,077	4,540
Corporate loans	5,659	(12)	(9)	(194)	(1,689)	112	1,356	5,223
Total impairment allowance	12,432	(18)	(243)	(440)	(5,165)	265	3,766	10,597

Age analysis of loans and advances that are past due (audited)

The following tables present an age analysis of loans and advances that are past due but not impaired and loans that are assessed as impaired. These loans are reflected in the balance sheet credit quality tables on pages 86-87 as being higher risk.

Loans and advances past due but not impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2012
Loans and advances designated at fair value	108	50	39	19	176	392
Home loans	127	23	48	42	39	279
Credit cards, unsecured and other retail lending	133	6	6	8	35	188
Corporate loans	4,261	471	459	236	427	5,854
Total	4,629	550	552	305	677	6,713

As at 31 December 2011
Loans and advances designated at fair value	56	46	–	3	327	432
Home loans	35	5	22	31	21	114
Credit cards, unsecured and other retail lending	117	29	27	48	127	348
Corporate loans	8,343	315	298	315	236	9,507
Total	8,551	395	347	397	711	10,401

I 91

Risk review

Credit risk continued

Analysis of loans and advances assessed as impaired (audited)

The following tables present an age analysis of loans and advances collectively impaired, total individually impaired loans, and total impairment allowance.

Loans and advances assessed as impaired (audited)
	Collectively assessed for impairment						Individually assessed for impairment £m	Total £m
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2012
Home loans	4,649	2,297	650	888	1,964	10,448	783	11,231
Credit cards, unsecured and other retail lending	1,539	938	345	550	2,864	6,236	1,617	7,853
Corporate loans	344	57	46	57	872	1,376	7,449	8,825
Total	6,532	3,292	1,041	1,495	5,700	18,060	9,849	27,909

As at 31 December 2011
Home loans	4,034	2,636	550	1,345	2,113	10,678	382	11,060
Credit cards, unsecured and other retail lending	1,390	1,117	357	885	3,585	7,334	702	8,036
Corporate loans	138	71	71	81	455	816	9,607	10,423
Total	5,562	3,824	978	2,311	6,153	18,828	10,691	29,519

Potential Credit Risk Loans (PCRLs)

In line with disclosure requirements from the SEC in the US, the Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: Credit Risk Loans (CRLs) and Potential Problem Loans (PPLs). For further information on definitions of CRLs and PPLs refer to pages 284-285.

PCRLs and coverage ratios[a]
	CRLs		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Retail	8,821	10,410	656	600	9,477	11,010
Wholesale[b]	9,744	10,932	1,102	1,372	10,846	12,304
Group	18,565	21,342	1,758	1,972	20,323	23,314

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
Retail	4,635	5,386	52.5	51.7	48.9	48.9
Wholesale	5,041	5,211	51.7	47.7	46.5	42.4
Group	9,676	10,597	52.1	49.7	47.6	45.5

For more information refer to the Retail credit risk section (pages 93-99), Wholesale credit risk section (pages 100-103) and Risk management section (pages 273-303).

Overall, CRL balances decreased by 13% reflecting improvements in both retail and wholesale portfolios. The CRL coverage ratio increased to 52.1% (2011: 49.7%). Overall PPLs decreased 11% principally reflecting lower balances in the wholesale portfolios. The PCRL coverage ratio increased to 47.6% (2011: 45.5%).

Notes

a	UKRBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase in retail PCRLs of £9m and impairment allowance of £12m with a corresponding decrease in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.
b	Includes all forbearance accounts that are over 90 days+ and/or impaired.

92 I

Retail credit risk

Gross loans and advances to customers in the retail portfolios increased 1% to £232.7bn, due to increases in: UKRBB of 5% to £129.7bn driven by growth in home loans balances; Barclaycard of 8% to £34.7bn primarily reflecting business growth in the UK and US and acquisition of portfolios in the US and South Africa; and Wealth and Investment Management of 21% to £2.5bn reflecting growth in the Wealth International home loans portfolio. These increases were partially offset by decreases of 9% in Africa RBB to £24.0bn primarily due to adverse currency movements and 8% in Europe RBB to £41.0bn due to credit tightening actions, active management to reduce funding mismatches and currency movements.

Retail impairment allowances decreased 14% to £4.6bn principally due to changes in the write-off policy, debt sales, lower severity and improved delinquency.

The total loan impairment charge across the retail portfolios reduced 16% to £2.1bn:

¡	The loan impairment charge at Barclaycard decreased 22% to £1.0bn as a result of improved delinquency, lower charge-offs and better recovery rates;

¡

The loan impairment charge at UKRBB decreased 50% to £0.3bn mainly reflecting improvements across all portfolios, which also includes higher recoveries principally from refunds of PPI in Consumer Lending and release of provision due to the resolution of backlogs in litigation in home loans;

¡

The reduction was partially offset by Africa RBB loan impairment charge, which increased 22% to £0.5bn reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book; and

¡	Europe RBB impairment charge increased 36% to £0.3bn due to deterioration in credit performance reflecting current economic conditions across Europe.

Lower impairment charges coupled with higher loan balances led to a fall in the retail loan loss rate to 89bps (2011: 108ps).

Retail loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2012
UKRBB[a]	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB[b]	41,035	714	40,321	1,901	4.6	328	80
Africa RBB	23,987	700	23,287	1,790	7.5	472	197
Barclaycard[c]	34,694	1,757	32,937	2,121	6.1	979	282
Corporate Banking[d]	739	79	660	92	12.4	27	365
Wealth and Investment Management[e]	2,535	16	2,519	34	1.3	–	–
Total	232,672	4,635	228,037	8,821	3.8	2,075	89

As at 31 December 2011
UKRBB[a]	123,055	1,686	121,369	3,299	2.7	536	44
Europe RBB[b]	44,488	684	43,804	1,708	3.8	241	54
Africa RBB	26,363	731	25,632	2,362	9.0	386	146
Barclaycard[c]	32,214	2,077	30,137	2,824	8.8	1,259	391
Corporate Banking[d]	1,453	188	1,265	182	12.5	49	337
Wealth and Investment Management[e]	2,098	20	2,078	35	1.6	6	30
Total	229,671	5,386	224,285	10,410	4.5	2,477	108

Notes

a	UKRBB Medium Business net lending (2011: £2,680m) has been reclassified from wholesale to retail as at December 2012.
b	Europe RBB includes loans and advances to business customers at amortised cost.
c	Barclaycard business net lending (2011: £468m) has been reclassified from wholesale to retail as at December 2012.
d	Corporate Banking primarily includes retail portfolios in UAE.
e	Wealth and Investment Management includes Wealth International portfolio. Private Bank net lending (2011: £14,627m) has been reclassified from retail to wholesale as at December 2012.

I 93

Risk review

Credit risk continued

Analysis of retail gross loans and advances[a]
		Secured home loans £m	Credit cards, overdrafts and unsecured loans £m	Other secured retail lending[b] £m	Business lending £m	Total retail £m
As at 31 December 2012
UKRBB		114,766	6,863	–	8,053	129,682
Europe RBB		34,825	4,468	–	1,742	41,035
Africa RBB		17,422	2,792	3,086	687	23,987
Barclaycard		–	31,394	2,730	570	34,694
Corporate Banking		274	336	117	12	739
Wealth and Investment Management		2,267	63	205	–	2,535
Total		169,554	45,916	6,138	11,064	232,672

As at 31 December 2011
UKRBB		107,775	7,351	–	7,929	123,055
Europe RBB		37,099	4,994	–	2,395	44,488
Africa RBB		19,691	2,715	3,405	552	26,363
Barclaycard		–	28,557	3,181	476	32,214
Corporate Banking		421	728	284	20	1,453
Wealth and Investment Management		1,892	62	144	–	2,098
Total		166,878	44,407	7,014	11,372	229,671
PCRLs and coverage ratios
PCRLs and coverage ratios[c]
	CRLs		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Home loans	3,397	3,688	262	212	3,659	3,900
Credit cards and unsecured lending	3,954	4,890	295	301	4,249	5,191
Other retail lending and business banking	1,470	1,832	99	87	1,569	1,919
Total retail	8,821	10,410	656	600	9,477	11,010
	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
Home loans	849	892	25.0	24.2	23.2	22.9
Credit cards and unsecured lending	3,212	3,777	81.2	77.2	75.6	72.8
Other retail lending and business banking	574	717	39.0	39.1	36.6	37.4
Total retail	4,635	5,386	52.5	51.7	48.9	48.9

Notes

a	For December 2012 reporting UKRBB Medium Business gross lending (2011: £2,743m) and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios (2011: £476m) have been reclassified from wholesale to retail. Wealth and Investment Management’s Private Bank portfolio (2011: £14,686m) has been reclassified from retail to wholesale. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.
b	Other secured retail lending includes Vehicle Auto Finance in Africa RBB and UK Secured Lending in Barclaycard.
c	UKRBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase in retail PCRLs of £9m and impairment allowance of £12m with a corresponding decrease in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

94 I

PCRLs and coverage ratios by business[a]
	CRLs		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
UKRBB	2,883	3,299	283	222	3,166	3,521
Europe RBB	1,901	1,708	113	99	2,014	1,807
Africa RBB	1,790	2,362	61	61	1,851	2,423
Barclaycard	2,121	2,824	193	204	2,314	3,028
Corporate Banking	92	182	5	11	97	193
Wealth and Investment Management	34	35	1	3	35	38
Total retail	8,821	10,410	656	600	9,477	11,010

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
UKRBB	1,369	1,686	47.5	51.1	43.2	47.9
Europe RBB	714	684	37.6	40.0	35.5	37.8
Africa RBB	700	731	39.1	30.9	37.8	30.2
Barclaycard	1,757	2,077	82.8	73.5	75.9	68.6
Corporate Banking	79	188	85.9	103.3	81.4	97.4
Wealth and Investment Management	16	20	47.1	57.1	45.7	52.6
Total retail	4,635	5,386	52.5	51.7	48.9	48.9

CRL balances in retail portfolios decreased 15% to £8.8bn (2011: £10.4bn), primarily due to Barclaycard, where reductions reflected favourable delinquency performance, reductions in recovery balances, the change to the write-off policy at the end of 2011, and increased debt sale activity; Africa RBB, where reductions were driven by a higher number of accounts being charged-off and written-off, particularly in South African Home Loans; and UKRBB, where reductions reflected falling recovery balances across principal portfolios due to improved performance. This was partially offset by higher balances in Europe RBB principally in the Spanish and Italian home loans books.

The CRL coverage ratio increased to 52.5% (2011: 51.7%). PPL balances increased 9% principally due to increased home loans balances in UKRBB. The PCRL coverage ratio remained stable at 48.9% (2011: 48.9%).

Secured home loans

Home loans to retail customers increased to £169.6bn (2011: £166.9bn), and as a proportion of total retail gross loans and advances remained unchanged at 73%. The principal home loan portfolios listed below account for 96% of total home loans in the Group’s retail portfolios.

Home loans principal portfolios[b]
	Gross loans and advances £m	> 90 day arrears %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2012
UK	114,766	0.3	0.6	0.5	13.4
South Africa	15,773	1.6	3.9	6.9	34.6
Spain	13,551	0.7	1.1	1.9	34.0
Italy	15,529	1.0	0.8	1.8	25.4
Portugal	3,710	0.7	1.4	2.8	25.6

As at 31 December 2011
UK	107,775	0.3	0.6	0.6	15.3
South Africa	17,585	3.2	3.7	6.9	19.4
Spain	14,918	0.5	0.6	1.6	32.5
Italy	15,935	1.0	0.5	1.3	29.3
Portugal	3,891	0.6	1.1	2.0	15.0

Notes

a	UKRBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase in retail PCRLs of £9m and impairment allowance of £12m with a corresponding decrease in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.
b	Excluded from the above analysis are: Wealth International home loans, which are managed on the basis of individual customer exposures, France home loans and other small home loans portfolios.

I 95

Risk review

Credit risk continued

Arrears rates remained steady in the UK as targeted balance growth and better customer affordability criteria continued to be supported by the low base rate environment. The recoveries impairment coverage ratio decreased mainly because of a release of provision due to the resolution of backlogs in litigation.

In the UK, owner-occupied interest only balances of £38.1bn (2011: £39.2bn) represented 33% of total stock. Buy-to-let home loans comprised 7% of the total stock (2011: 6%). For information on interest only lending, refer to page 99.

Arrears rates for South Africa home loans significantly decreased reflecting improvements in portfolio performance. Increased focus on reducing the recoveries portfolio during 2012 resulted in higher write-offs. Coverage ratio on recoveries increased due to a higher mix of insolvent accounts in this portfolio. These accounts result in higher losses due to increased legal costs and longer time to foreclose. Credit performance of home loans in Europe continued to worsen as economic conditions deteriorated further. In Spain home loans, the recoveries impairment coverage ratio increased mainly due to incremental impairment taken to reflect potential declines in house prices.

Principal home loans portfolios – distribution of balances by LTV (updated valuations)[a,b]
	UK		South Africa		Spain		Italy		Portugal[d]
As at 31 December	2012%	2011%	2012%	2011%	2012%	2011%	2012%	2011%	2012%	2011%
<=75%	76.1	77.6	62.8	58.8	64.2	72.1	74.3	70.7	40.3	49.0
>75% and <=80%	9.2	7.5	9.0	8.7	6.5	6.6	16.0	16.8	8.3	11.4
>80% and <=85%	5.4	5.3	8.2	8.3	6.1	5.7	5.5	10.2	10.6	13.7
>85% and <=90%	3.3	3.6	6.4	7.2	5.5	4.0	1.4	1.3	11.1	9.4
>90% and <=95%	2.2	2.4	4.0	5.3	4.4	2.6	0.9	0.5	10.2	8.8
>95% and <=100%	1.4	1.5	2.8	3.3	3.3	1.9	0.6	0.2	7.6	4.6
>100%	2.4	2.1	6.8	8.4	10.0	7.1	1.3	0.3	11.9	3.1

Marked to market LTV[c]	45.5	44.3	44.2	45.2	64.6	60.1	46.7	46.9	77.6	69.6

Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV lending and moderate LTV on existing portfolios. During 2012, using current valuations, the average LTV of principal home loans portfolios remained broadly stable in UK, South Africa and Italy. However, it increased in Spain and Portugal as a result of continued decline in house prices.

Home loans – new lending[a,b]
	UK		South Africa		Spain		Italy		Portugal
As at 31 December	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
New home loans (£m)	18,170	17,202	1,186	1,381	284	502	848	3,719	83	495

Average LTV %	56.4	54.0	64.7	61.2	62.8	61.3	55.4	59.6	60.8	67.7

New home loans proportion above 85% LTV	3.5	0.8	36.8	29.9	4.1	1.3	–	–	4.9	5.5

New lending in principal home loan portfolios listed above decreased 12% to £20,571m (2011: £23,299m). The increase in average LTV for new home loans business to 56.4% (2011: 54.0%) in the UK was driven by the launch of a 90% LTV product, on a limited basis. The volume in this segment is constrained by tight credit criteria and risk limits, as evidenced by the moderate increase of new home loans proportion above 85%.

Notes

a	Excluded from the above analysis are: Wealth International home loans, which are managed on the basis of individual customer exposures, France home loans and other small home loans portfolios.
b	UK, South Africa and Italy marked to market methodology is based on valuation weighted approach. Valuation weighted LTV is the ratio between total outstanding balance and the value of total collateral held against these balances. Spain and Portugal marked to market methodology is based on balance weighted approach. Balance weighted LTV is derived by calculating individual LTVs at account level and weighting it by the individual loan balances to arrive at the average position. This is in line with local reporting practice.
c	Portfolio marked to market based on the most updated valuation and includes recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2012 to calculate the average MTM portfolio LTV as at 31 December 2012.
d	In Portugal, the increase in average MTM LTVs and in the LTV distribution are due to the application of more detailed house price valuations since June 2012.

96 I

Credit cards, overdrafts and unsecured loans

Total credit cards, overdrafts and unsecured loans remained broadly stable with the increase in card portfolio balances due to acquisitions being offset by decreases in unsecured loans and overdraft portfolios. 90 day arrears improved marginally to 1.1% (2011: 1.2%) in UK Cards, while the rate improved to 1.1% (2011: 1.5%) in US Cards reflecting a continued move towards better asset quality and improving delinquency performance. Arrears rates in the European Cards portfolios deteriorated marginally in the same period, reflecting the difficult economic environment. Rates were broadly stable in South Africa card portfolios and performance remained within expectations. The reduction in the coverage ratio on the main UK and US portfolios reflects improved recoveries, the change in write-off policy at the end of 2011 and increased debt sale activity. The principal portfolios listed below account for 87% of total credit cards, overdrafts and unsecured loans in the Group’s retail portfolios.

Principal portfolios
	Gross loans and advances £m	30 day arrears %	90 day arrears %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2012
UK cards[a]	15,434	2.5	1.1	4.9	6.2	80.4
US cards[b]	9,296	2.4	1.1	5.0	2.3	90.7
UK personal loans	4,861	3.0	1.3	5.1	17.4	78.9
South Africa cards[c]	2,511	5.2	2.8	4.2	5.2	70.9
Barclays Partner Finance	2,323	1.9	1.0	3.9	4.8	78.1
Europe RBB cards	1,604	6.2	2.9	9.2	12.7	95.5
UK overdrafts	1,382	5.3	3.5	8.2	14.6	92.7
Italy salary advance loans[d]	1,354	2.3	0.9	8.4	9.4	12.5
South Africa personal loans	1,061	5.6	3.1	8.5	7.6	72.3

As at 31 December 2011
UK cards[a]	14,692	2.7	1.2	6.2	6.8	85.2
US cards[b]	8,303	3.1	1.5	7.6	3.5	92.1
UK personal loans	5,166	3.4	1.7	6.5	19.0	82.8
South Africa cards[c]	1,816	5.1	3.0	5.6	6.4	72.9
Barclays Partner Finance	2,122	2.4	1.3	4.6	6.3	84.8
Europe RBB cards	1,684	5.9	2.6	10.1	13.8	89.5
UK overdrafts	1,322	6.0	3.9	9.7	17.5	90.6
Italy salary advance loans[d]	1,629	2.6	1.3	6.3	6.6	11.7
South Africa personal loans	1,164	6.4	3.9	8.3	6.9	72.4

Business lending

Business lending primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m. The principal portfolios listed below account for 88% of total Business lending loans in the Group’s retail portfolios.

Principal portfolios
		Arrears Managed[e]		Early Warning List Managed[f]
As at 31 December 2012	Gross loans and advances £m	Drawn balances £m	Of which arrears balances %	Drawn balances £m	Of which Early Warning List balances %	Loan loss rates bps	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries coverage ratio %
UK	8,053	713	6.0	7,122	9.2	140	2.5	4.3	34.9
Spain	1,095	95	11.3	993	60.4	210	3.8	6.6	45.0
Portugal	596	185	6.4	393	17.8	503	5.7	6.7	65.9

Notes

a	UK cards includes the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.
b	US cards risk metrics exclude the impact of U-promise in 2011.
c	South Africa cards risk metrics exclude the Edcon portfolio which was acquired in November 2012. In addition, these metrics now include Woolworth Financial Services portfolios.
d	The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.
e	Arrears managed accounts are principally customers with an exposure threshold less than £50k in the UK and €100k in Europe, with processes designed to manage a homogeneous set of assets. Arrears balances reflects the total balances of accounts which are past due on payments.
f	EWL Managed accounts are customers that exceed the arrears managed threshold, with processes that record heightened levels of risk through an EWL grading. EWL balances comprise of a list of three categories graded in line with the perceived severity of the risk attached to the lending, and can include customers that are up to date with contractual payments or subject to forbearance as appropriate.

I 97

Risk review

Credit risk continued

UK business lending gross loans and advances increased 2% to £8,053m (2011: £7,929m). Loan loss rates improved to 140bps (2011: 213bps) whilst a broadly stable credit policy has been maintained. Business lending gross loans and advances in Europe reduced 27% in 2012 to £1,742m (2011: £2,395m) primarily due to the tightening of credit policy, reducing new business volumes and currency movements. Spain gross loans and advances reduced 31% to £1,095m (2011: £1,576m). Loan loss rates increased to 210bps (2011: 115bps) reflecting both increasing arrears in the difficult macro environment and the reducing balances. Early Warning List (EWL) balances reflect the close monitoring of the portfolio, with over 75% of EWL balances not in arrears. Portugal gross loans and advances reduced 21% to £596m (2011: £758m). Loan loss rates increased to 503bps (2011: 238bps) reflecting both increasing arrears in the difficult macro environment and reducing balances.

Retail forbearance programmes

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions may take a number of forms depending on the extent of the financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions and conversion to fully amortising balances for card portfolios.

Forbearance on the Group’s principal portfolios in the US, UK and Europe is presented below.

In South Africa, forbearance and rehabilitation balances are not published as local practices are in the process of being aligned to the Barclays Group policy. In other retail portfolios the level of forbearance extended to customers is not material and typically is not a significant factor in the management of customer relationships.

Loans in forbearance in the principal home loans portfolios increased 3% to £1,987m, mainly due to an increase in Spain and Italy home loans. Within UK home loans, term extensions account for over 80% of forbearance balances with the majority of the remainder being switches from capital and interest to interest only. In Spain forbearance accounts are predominantly full account restructures. In Italy the majority of the balances relate to specific schemes required by the Italian government (e.g. debt relief scheme following the earthquake of 2009) and amendments are weighted towards payment holidays and interest suspensions.

Principal portfolios
	Gross L&A subject to forbearance programmes £m	Forbearance programmes proportion of outstanding balances %	Impairment coverage on gross L&A subject to forbearance programmes %	Marked to market LTV of home loan forbearance balances[a] %
As at 31 December 2012
Home loans
UK	1,596	1.4	0.8	36.6
Spain	174	1.3	5.8	68.9
Italy	217	1.4	2.9	49.1

Credit cards, overdrafts and unsecured loans
UK cards[b,c]	991	6.3	37.8	n/a
UK personal loans	168	3.4	29.0	n/a
US cards[d]	116	1.3	15.0	n/a

Business lending[e]
UK	203	2.5	15.4	n/a

As at 31 December 2011
Home loans
UK	1,613	1.5	0.8	31.6
Spain	145	1.0	3.7	67.4
Italy	171	1.1	2.6	46.5

Credit cards, overdrafts and unsecured loans
UK cards[b,c]	989	6.5	38.2	n/a
UK personal loans	201	3.8	29.5	n/a
US cards[d]	125	1.7	19.7	n/a

Notes

a	UK and Italy marked to market methodology is based on valuation weighted approach. Valuation weighted LTV is the ratio between total outstanding balance and the value of total collateral held against these balances. Spain marked to market methodology is based on balance weighted approach. Balance weighted LTV approach is derived by calculating individual LTVs at account level and weighting it by the individual loan balances to arrive at the average position. This is in line with local reporting practice.
b	Impairment allowances against UK cards forbearance decreased, reflecting improved expectations on debt repayment. As a result, the impairment coverage ratio decreased during 2012. UK cards includes Barclays Branded Card and Partnership Card assets.
c	UK cards includes balances related to the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the forbearance impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period of post acquisition.
d	US Cards includes the U-promise portfolio in 2012. The outstanding acquired balances have been excluded from the forbearance impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011.
e	Forbearance policies for Business lending were implemented in 2012. Comparable figures for previous periods are not available.

96 I

Re-age activity

Re-age is applicable only to revolving products where a minimum due payment is required. Re-age refers to returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees). The changes in timing of cash flows following re-aging do not result in any additional cost to Barclays. The following are the principal portfolios in which re-age activity occurs.

Principal Portfolios
	Re-aged balances in total outstanding, excluding recoveries balances		Re-aged balances as proportion of total outstanding, excluding recoveries balances		30 day arrears of re-aged balances at 12 months on book
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
UK Cards	232	185	1.6	1.3	17.2	14.6
US Cards	96	170	1.1	2.4	13.8	16.4

Re-aged balances as a percentage of total outstanding, excluding recoveries balances increased in the UK cards portfolios. The decrease in US cards has been driven by improved ability of customers to self cure from a position of delinquency. The re-age activity in South Africa and Europe RBB cards portfolios are not considered to be material.

For further detail on policy relating to the re-aging of loans, please refer to page 287.

Exposures to interest only home loans

In the course of its retail lending business, the Group provides interest only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal provided that these are no more than 5% of the principal balance in any year.

Subject to such overpayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The repayment vehicle may include sale of the mortgaged property.

Interest only lending is subject to underwriting criteria that include: a maximum size of loan, maximum loan to value ratios, affordability and maximum loan term amongst other criteria. Borrowers on interest only terms must have a repayment strategy in place to repay the loan at maturity and a customer contact strategy has been developed to ensure ongoing communications are in place with interest only customers at various points during the term of the mortgage. The contact strategy is varied dependent on our view of the risk of the customer.

Interest only mortgages comprise £53bn (46%) of the total £115bn UK Home Loans portfolio. Of these, £46bna are owner-occupiedb with the remaining £7bn buy-to-letc.

Exposure to interest only owner-occupied home loans
As at December 31	2012
Interest only balances (£m)	45,693
90 days arrears (%)	0.3
Marked to market LTV %	45.2
Interest only mortgages maturing during:
2013 (£m)	710
2014 (£m)	872
2015 (£m)	1,046

Management adjustments to models

Management adjustments to models for impairment in retail portfolios are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models, to ensure that the impairment allowance reflects all known facts and circumstances at the period end. The main factors in management adjustments to models include changes to reflect current economic conditions and a decline in recoveries. Adjustments typically increase the model derived impairment allowance.

Management adjustments to models for retail impairment resulted in a total additional impairment charge of £45.9m in 2012. Management adjustments to models of more than £10m with respect to impairment charge in our principal retail portfolios are presented below and represent £26.9m of the total adjustment.

Material portfolios
As at 31 December 2012	Total management adjustments to impairment charge, including forbearance £m	Total management adjustments charge proportion of total impairment charge %
Spain home loans	14.0	19.3
Portugal home loans	12.9	54.4

The high level of management adjustment for Spain and Portugal home loans in 2012 reflected a requirement to increase coverage to take into account potential declines in house prices.

Notes

a	Balances also include the interest only portion of the Part and Part UK owner-occupied portfolio. A Part and Part Home Loan is a product in which part of the loan is interest only and part is amortising. Where customers request a further advance, this is generally made on a repayment basis. Advances made on a repayment basis have been included above.
b	Owner-occupied refers to mortgages where the intention of the customer was to occupy the property at origination.
c	Buy-to-let refers to mortgages where the intention of the customer (investor) was to let the property at origination.

I 99

Risk review

Credit risk continued

Wholesale credit risk

Gross loans and advances to customers and banks in the wholesale portfolios decreased 7% to £243.2bn principally as a result of a 9% fall in the Investment Bank mainly due to a reduction in corporate, interbank and other wholesale lending. For more detail, see analysis of Investment Bank wholesale loans and advances on page 102. Furthermore, there was a 6% decrease in balances in Corporate Banking primarily in Europe due to the disposal of the Iveco Finance business and a reduction in Spanish exposures.

The total loan impairment charge across the wholesale portfolios increased 13% to £1.5bn principally due to higher charges in the Investment Bank, due to charges in ABS CDO Super Senior positions and losses on a small number of single name exposures. In addition, there was a non-recurring release of £223m in 2011. Furthermore, the impairment charge in Africa RBB increased 118% to £174m, principally due to the impact of one large name in the commercial property portfolio in South Africa. This was partially offset by lower loan impairment charges in Corporate Banking, principally in Spain where there are ongoing initiatives to reduce exposure within the property and construction sector.

The higher impairment charge and lower loan balances led to a higher wholesale loan loss rate of 61bps in 2012 (2011: 50bps).

CRLs in the wholesale portfolio decreased 11% to £9,744m primarily due to decreases in Investment Banking, where lower balances principally reflected asset sales and paydowns, as well as decreases in Corporate Banking, where the lower balances principally reflected the disposal of the Iveco Finance business in Europe.

Presented below is further information related to the Group’s wholesale lending portfolios by business, with additional analysis of portfolios in the Investment Bank and Corporate Banking. Further detail is presented on the Group’s wholesale exposure to Eurozone countries (pages 107-118); geographic and industry asset concentrations (pages 82-84 and 89-90) and asset credit quality (pages 86-87).

Wholesale loans and advances at amortised cost[a,b]
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2012
Africa RBB	9,246	323	8,923	772	8.3	174	188
Investment Bank[c]	147,439	2,463	144,976	4,209	2.9	448	30
Corporate Banking	65,835	2,098	63,737	4,141	6.3	824	125
– UK	52,667	428	52,239	1,381	2.6	279	53
– Europe	8,122	1,536	6,586	2,607	32.1	527	649
– Rest of World	5,046	134	4,912	153	3.0	18	36
Wealth and Investment Management[d]	19,236	141	19,095	603	3.1	38	20
Head Office and Other Functions	1,466	16	1,450	19	1.3	–	–
Total	243,222	5,041	238,181	9,744	4.0	1,484	61

As at 31 December 2011
Africa RBB	9,729	294	9,435	720	7.4	80	82
Investment Bank[c]	161,194	2,555	158,639	5,253	3.3	129	8
Corporate Banking	70,268	2,235	68,033	4,312	6.1	1,071	152
– UK	52,772	545	52,227	1,267	2.4	345	65
– Europe	12,899	1,574	11,325	2,876	22.3	699	542
– Rest of World	4,597	116	4,481	169	3.7	27	59
Wealth and Investment Management[d]	17,157	110	17,047	611	3.6	35	20
Head Office and Other Functions	1,958	17	1,941	36	1.8	(2)	(10)
Total	260,306	5,211	255,095	10,932	4.2	1,313	50

Notes

a	Loans and advances to business customers in Europe RBB are included in the retail loans and advances to customers at amortised cost table on page 93.
b	For December 2012 reporting UKRBB Medium Business net lending (2011: £2,680m) and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios (2011: £468m) have been reclassified from wholesale to retail. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.
c	Investment Bank gross loans and advances include cash collateral and settlement balances of £85,116m as at 31 December 2012 and £75,707m as at 31 December 2011. Excluding these balances, CRLs as a proportion of gross loans and advances were 6.8% and 6.1% respectively.
d	Wealth and Investment Management Private Bank net lending (2011: £14,627m) has been reclassified from retail to wholesale as at December 2012.

100 I

PCRLs and coverage ratios[a]
	CRLs[b]		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Africa RBB	772	720	84	132	856	852
Investment Bank	4,209	5,253	327	445	4,536	5,698
Corporate Banking	4,141	4,312	617	756	4,758	5,068
Wealth and Investment Management	603	611	74	39	677	650
Head Office and Other Functions	19	36	–	–	19	36
Total wholesale	9,744	10,932	1,102	1,372	10,846	12,304

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
Africa RBB	323	294	41.8	40.8	37.7	34.5
Investment Bank	2,463	2,555	58.5	48.6	54.3	44.8
Corporate Banking	2,098	2,235	50.7	51.8	44.1	44.1
Wealth and Investment Management	141	110	23.4	18.0	20.8	16.9
Head Office and Other Functions	16	17	84.2	47.2	84.2	47.2
Total wholesale	5,041	5,211	51.7	47.7	46.5	42.4

CRL balances in the wholesale portfolio decreased 11% to £9.7bn (Dec 11: £10.9bn) primarily due to falls in: Investment Bank, where lower balances principally reflected asset sales and paydowns; and Corporate Banking, where the lower balances principally reflected the disposal of the Iveco Finance business in Europe.

The CRL coverage ratio increased to 51.7% (2011: 47.7%). PPL balances in the wholesale portfolio decreased 20% principally due to reduced balances in the UK and Europe in Corporate Banking and Investment Bank. The PCRL coverage ratio increased to 46.5% (2011: 42.4%) .

Notes

a	UKRBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase in retail PCRLs of £9m and impairment allowance of £12m with a corresponding decrease in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.
b	Includes all forbearance accounts that are 90 days+ and/or impaired.

I 101

Risk review

Credit risk continued

Analysis of Investment Bank wholesale loans and advances at amortised cost

Investment Bank wholesale loans and advances decreased 9% to £147,439m (2011: £161,194m). This was driven by a reduction in corporate, interbank and other wholesale lending offset by higher settlement balances.

Included within corporate lending and other wholesale lending portfolios are £1,336m (2011: £3,204m) of loans backed by retail mortgage collateral classified within financial institutions.

Analysis of Investment Bank wholesale loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2012
Loans and advances to banks
Interbank lending	13,737	41	13,696	51	0.4	41	30
Cash collateral and settlement balances	23,350	–	23,350	–	–	–	–
Loans and advances to customers
Corporate lending	29,468	285	29,183	519	1.8	160	54
Government lending	1,369	–	1,369	–	–	–	–
ABS CDO Super Senior	3,099	1,712	1,387	3,099	100.0	232	748
Other wholesale lending	14,650	425	14,225	540	3.7	15	10
Cash collateral and settlement balances	61,766	–	61,766	–	–	–	–
Total	147,439	2,463	144,976	4,209	2.9	448	30

As at 31 December 2011
Loans and advances to banks
Interbank lending	19,655	45	19,610	34	0.2	(5)	(3)
Cash collateral and settlement balances	23,066	–	23,066	–	–	–	–
Loans and advances to customers
Corporate lending	38,326	730	37,596	1,515	4.0	194	51
Government lending	3,276	–	3,276	–	–	–	–
ABS CDO Super Senior	3,390	1,548	1,842	3,390	100.0	6	18
Other wholesale lending	20,840	232	20,608	314	1.5	(66)	(32)
Cash collateral and settlement balances	52,641	–	52,641	–	–	–	–
Total	161,194	2,555	158,639	5,253	3.3	129	8

102 I

Wholesale forbearance programmes

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms. Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not normally be considered. This includes all troubled debt restructures granted below our standard rates.

Wholesale forbearance reporting split by exposure class
	Sovereign £m	Financial institutions £m	Corporate £m	Personal and trusts £m	Total £m
As at 31 December 2012
Restructure: reduced contractual cash flows	4	16	405	–	425
Restructure: maturity date extension	5	107	1,412	33	1,557
Restructure: changed cash flow profile (other than extension)	5	46	876	26	953
Restructure: payment other than cash	–	–	71	1	72
Change in security	–	–	76	8	84
Adjustments/non-enforced covenants	10	7	626	128	771
Other	–	–	318	74	392
Total	24	176	3,784	270	4,254

Wholesale forbearance reporting split by business unit
	Corporate Banking £m	Investment Bank £m	Wealth and Investment Management £m	Africa RBB £m	Total £m
As at 31 December 2012
Restructure: reduced contractual cash flows	258	138	–	29	425
Restructure: maturity date extension	952	408	112	85	1,557
Restructure: changed cash flow profile (other than extension)	624	152	70	107	953
Restructure: payment other than cash	64	7	1	–	72
Change in security	45	26	12	1	84
Adjustments/non-enforced covenants	377	115	277	2	771
Other	162	–	211	19	392
Total	2,482	846	683	243	4,254

The tables above detail balance information for wholesale forbearance cases. Comparable figures for previous reporting periods are not available.

Loan impairment on forbearance cases amounted to £1,149m at 31 December 2012, which represented 27% of total forbearance balances. At 31 December 2012, maturity date extension accounted for the largest proportion of forbearance recognised, followed by changes to cash flow profile other than maturity extension, adjustments to or non-enforcement of covenants, and reduction of contractual cash flows.

Corporate borrowers accounted for 89% of balances and 95% of impairment booked to forbearance exposures at 31 December 2012, with impairment representing 29% of forbearance balances.

Corporate Banking accounted for the single largest proportion of overall Group forbearance, with forbearance exposures concentrated in Western Europe and particularly Spain, which accounted for 29% of total Group forbearance balances and 45% of total impairment booked to forbearance exposures at 31 December 2012.

UK Commercial Real Estate (UK CRE)

The UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

Total loans and advances at amortised cost to UK CRE amounted to £9,676ma at 31 December 2012 (2011: £9,519m), with a total of £295m (3.0% of the total) being past due (2011: £366m; 3.8%). Impairment allowances totalled £80m at 31 December 2012 (2011: £78m).

The impairment charge for 2012 for the UK CRE portfolio was £49m (2011: £40m) with the increase primarily relating to UK Corporate Banking.

Note

a	An additional £270m (2011: £321m) of UK CRE exposure is held at fair value.

I 103

Risk review

Credit risk continued

Analysis of debt securities

Debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group.

The following tables provide an analysis of debt securities held by the Group for trading and investment purposes by issuer type and where the Group held government securities exceeding 10% of shareholders’ equity in any of the last three years.

Further information on the credit quality of debt securities is presented on pages 86-87. Further disclosure on sovereign exposures in the Eurozone is presented on pages 107-118.

Debt securities
	2012		2011
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	124,803	63.8	117,489	62.1
Corporate and other issuers	35,761	18.3	40,041	21.2
US agency	19,886	10.2	17,249	9.1
Mortgage and asset backed securities	14,556	7.4	13,713	7.3
Bank and building society certificates of deposit	548	0.3	577	0.3
Total	195,554	100.0	189,069	100.0

Government securities
		2012	2011	2010
As at 31 December		Fair value £m	Fair value £m	Fair value £m
United States		36,740	45,932	25,553
United Kingdom		29,252	19,722	21,999
South Africa		6,582	6,657	5,324
France		6,462	6,357	3,731
Japan		6,439	8,221	7,210
Germany		4,501	6,823	3,008
Italy		3,717	4,432	6,443
Spain		2,467	3,152	6,573

104 I

Analysis of derivatives (audited)

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	Balance sheet assets £m	Counterparty netting £m	Net exposure £m
As at 31 December 2012
Foreign exchange	59,479	50,084	9,395
Interest rate	354,992	299,068	55,924
Credit derivatives	29,797	25,497	4,300
Equity and stock index	10,985	6,821	4,164
Commodity derivatives	13,893	6,202	7,691
Total derivative assets	469,146	387,672	81,474
Cash collateral held			46,855
Net exposure less collateral			34,619

As at 31 December 2011
Foreign exchange	63,886	53,570	10,316
Interest rate	376,162	315,924	60,238
Credit derivatives	63,313	51,930	11,383
Equity and stock index	13,202	8,944	4,258
Commodity derivatives	22,401	10,224	12,177
Total derivative assets	538,964	440,592	98,372
Cash collateral held			51,124
Net exposure less collateral			47,248

Barclays received collateral from clients in support of OTC derivative transactions. These transactions are generally undertaken under International Swaps and Derivatives Association (ISDA) agreements governed by either UK or New York law.

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

I 105

Risk review

Credit risk continued

Barclays Credit Market Exposures (audited)a

During 2012, credit market exposures decreased by £5,851m to £9,310m, reflecting net sales and paydowns and other movements of £5,436m, foreign exchange movements of £459m, offset by net fair value gains and impairment charges of £44m.

Barclays credit market exposures
						2012
As at 31 December	2012 $m	2011 $m	2012 £m	2011 £m	Fair value (losses)/ gains and net funding £m	Impairment (charge)/ release £m	Total (losses)/ gains £m
US residential mortgages
ABS CDO Super Senior	2,243	2,844	1,387	1,842	(33)	(232)	(265)
US sub-prime and Alt-Ab	1,129	2,134	698	1,381	83	(22)	61
Commercial mortgages
Commercial real estate loans and properties	4,411	8,228	2,727	5,329	115	–	115
Commercial mortgage backed securities[b]	411	1,578	254	1,022	154	–	154
Monoline protection on CMBS	–	14	–	9	–	–	–
Other credit market
Leveraged Finance[c]	5,732	6,278	3,544	4,066	(54)	11	(43)
SIVs, SIV-Lites and CDPCs	–	9	–	6	(1)	–	(1)
Monoline protection on CLO and other	956	1,729	591	1,120	(29)	–	(29)
CLO and other assets[b]	176	596	109	386	52	–	52
Total	15,058	23,410	9,310	15,161	287	(243)	44

¡	Net sales, paydowns and other movements of £5,436m included:

–

£2,497m of commercial real estate loans and properties including sale of BauBeCon for £898m (€1,131m) in August, 100% stake in Archstone for £857m ($1,338m) and sale of Calwest for £341m ($550m) in September;

–	£885m commercial mortgage backed securities;

–	£693m US sub-prime and Alt-A;

–	£470m leveraged finance primarily relating to three counterparties;

–	£449m monoline protection on CLO and other; and

–	£317m CLO and other assets.

¡

ABS CDO Super Senior and leveraged finance exposures are accounted for at amortised cost less impairment. The fair values of these exposures as at 31 December 2012 were £922m and £3,059m respectively (31 December 2011: £917m and £3,350m). Materially, all other credit market exposures are accounted for on a fair value basis.

Notes

a	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
b	Collateral assets of £719m (31 December 2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are now managed alongside similar credit market exposures. These assets comprised: US sub-prime and Alt-A £352m (31 December 2011: £965m), commercial mortgage backed securities £258m (31 December 2011: £921m), CLO and other assets £109m (31 December 2011: £386m).
c	Includes undrawn commitments of £202m (31 December 2011: £180m).

106 I

Exposures to Eurozone countries (audited)

Overview

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment. Risks associated with a potential partial break-up of the Euro area include:

¡	Direct risk arising from sovereign default of an exiting country and the impact on the economy of, and the Group’s counterparties in, that country;

¡	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries;

¡	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt (see page 117); and

¡	Direct redenomination risk on the potential mismatch in the currency of the assets and liabilities on balance sheets of the Group’s local operations in countries in the Eurozone (see page 118).

The Group has performed and continues to perform stress tests to model the event of a break-up of the Eurozone area. Contingency planning has also been undertaken based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenarios. Where issues have been identified, appropriate remedial actions have either been completed or are underway.

During 2012 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 13% to £59.0bn. Exposure to retail customers and corporate clients reduced 12% to £48.1bn, largely reflecting reduced lending in Spain, Italy and Portugal as part of the active management to reduce redenomination risk. Sovereign exposure decreased 29% to £5.0bn, principally due to a reduction in government bonds held as available for sale.

Basis of preparation

These disclosures are prepared on the same basis as the previous Annual Report and present the direct balance sheet exposure to credit and market risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate.

Trading and derivatives balances relate to Investment Bank activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss:

¡

Trading assets and liabilities are presented by issuer type, whereby positions are netted to the extent allowable under IFRS. Where liability positions exceed asset positions by counterparty type, exposures are presented as nil;

¡

Derivative assets and liabilities are presented by counterparty type, whereby positions are netted to the extent allowable under IFRS. Cash collateral held is then added to give a net credit exposure. Where liability positions and collateral held exceed asset positions by counterparty type, exposures are presented as nil; and

¡	Assets designated at fair value include debt and equity securities, loans and reverse repurchase agreements that have been designated at fair value.

Available for sale assets are principally investments in government bonds and other debt securities. Balances are reported on a fair value basis, with movements in fair value going through other comprehensive income (OCI).

Loans and advances held at amortised costa comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios. Settlement balances and cash collateral are excluded from this analysis.

Sovereign exposures reflect direct exposures to central and local governmentsb, the majority of which are used for hedging interest rate risk and liquidity purposes. The remaining portion is actively managed reflecting our role as a leading primary dealer, market maker and liquidity provider to our clients. Financial institution and corporate exposures reflect the country of operations of the counterparty or issuer depending on the asset class analysed (including foreign subsidiaries and without reference to cross-border guarantees). Retail exposures reflect the country of residence for retail customers and country of operations for business banking customers. Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of our corporate clients.

Notes

a	The Group also enters into reverse repurchase agreements and other similar secured lending, which are materially fully collateralised.
b	In addition, the Group held cash with the central banks of these countries totalling £0.7bn as at 31 December 2012 (2011: £0.8bn). Other material balances with central banks are classified within loans to financial institutions.

I 107

Risk review

Credit risk continued

Summary of Group exposures

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 110-116. Exposures on loans and advances to geographic regions including Europe as a whole are set out on pages 89-90. The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments. Gross exposure reflects total exposures before the effects of economic hedging by way of trading portfolio liabilities, derivative liabilities, and cash collateral, but after taking into account impairment allowances and IFRS netting.

Net exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total net exposure £m
As at 31 December 2012
Spain	1,690	1,488	4,135	13,305	2,428	23,046	3,301	26,347
Italy	2,669	528	1,962	15,591	1,936	22,686	3,082	25,768
Portugal	637	48	1,958	3,474	1,783	7,900	2,588	10,488
Ireland	11	3,768	1,127	112	83	5,101	1,644	6,745
Cyprus	8	–	106	44	26	184	131	315
Greece	1	–	61	8	9	79	5	84

As at 31 December 2011
Spain	2,530	987	5,345	14,654	3,031	26,547	3,842	30,389
Italy	3,493	669	2,918	15,934	2,335	25,349	3,140	28,489
Portugal	810	51	3,295	3,651	2,053	9,860	2,536	12,396
Ireland	244	4,311	977	94	86	5,712	1,582	7,294
Cyprus	15	–	128	51	2	196	127	323
Greece	14	2	67	5	18	106	26	132

During 2012 the Group’s sovereign exposure to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 29% to £5.0bn. Spanish sovereign exposure reduced 33% to £1.7bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, which have been replaced by interest rate swaps with alternative counterparties. Italian sovereign exposure decreased 24% to £2.7bn principally due to a reduction in government bonds held as available for sale.

Residential mortgage exposure reduced by 5% to £32.5bn, reflecting lower new originations across Spain, Italy and Portugal in line with Group strategy to reduce redenomination risk. Other retail lending reduced by 17% to £6.3bn driven primarily by reduced lending to business banking customers in Spain and Portugal as a result of the challenging economic conditions. Corporate exposure reduced 27% to £9.3bn, largely reflecting reduced lending in Spain, Italy and Portugal as part of the active management to reduce the aggregate net funding mismatch in local balance sheets. Exposures to financial institutions fell marginally by 3% to £5.8bn, with reduced exposure in Ireland of £0.5bn and in Italy of £0.1bn offsetting an increase in Spain of £0.5bn.

Gross exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total gross on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total gross exposure £m
As at 31 December 2012
Spain	2,523	9,253	4,447	13,305	2,428	31,956	3,301	35,257
Italy	5,428	7,687	2,348	15,591	1,936	32,990	3,082	36,072
Portugal	1,035	347	2,130	3,474	1,783	8,769	2,588	11,357
Ireland	46	8,613	1,397	112	83	10,251	1,644	11,895
Cyprus	8	102	120	44	26	300	131	431
Greece	3	1,181	61	8	9	1,262	5	1,267

As at 31 December 2011
Spain	3,278	8,593	5,751	14,654	3,031	35,307	3,842	39,149
Italy	5,530	6,921	3,469	15,934	2,335	34,189	3,140	37,329
Portugal	1,102	400	3,541	3,651	2,053	10,747	2,536	13,283
Ireland	348	10,105	1,665	94	86	12,298	1,582	13,880
Cyprus	15	120	128	51	2	316	127	443
Greece	14	1,111	67	5	18	1,215	26	1,241

108 I

Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under ‘Other’.

Net exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total net exposure £m
As at 31 December 2012
France	3,746	5,345	3,905	2,607	121	15,724	7,712	23,436
Germany	277	4,454	4,945	27	1,734	11,437	6,604	18,041
Netherlands	3,503	4,437	2,002	16	92	10,050	2,205	12,255
Luxembourg	13	1,481	704	151	49	2,398	812	3,210
Belgium	2,548	284	239	9	6	3,086	1,525	4,611
Austria	1,047	228	187	5	–	1,467	127	1,594
Finland	1,044	209	140	3	–	1,396	461	1,857
Other	210	9	24	26	41	310	25	335

As at 31 December 2011
France	4,189	4,969	4,232	2,796	260	16,446	8,121	24,567
Germany	3,444	2,570	2,963	14	1,551	10,542	6,623	17,165
Netherlands	244	4,596	1,807	14	4	6,665	1,899	8,564
Luxembourg[a]	–	1,842	809	103	85	2,839	765	3,604
Belgium	2,033	42	282	10	–	2,367	881	3,248
Austria	134	360	237	5	2	738	119	857
Finland	298	47	43	3	–	391	447	838
Other	202	3	35	32	43	315	49	364

During 2012 the Group’s net on-balance sheet exposures to other Eurozone countries increased by 14% to £45.9bn. Sovereign exposure increased 17% to £12.4bn principally due to an increase in government bonds held as available for sale in the Netherlands, Austria and Finland of £4.4bn, partially offset by a reduction in traded exposures to Germany of £3.0bn. Exposures to financial institutions and corporates increased 14% and 17%, to £16.4bn and £12.1bn respectively, reflecting increases in securities issued by German counterparties.

Gross exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total gross on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total gross exposure £m
As at 31 December 2012
France	6,310	44,631	5,301	2,607	121	58,970	7,712	66,682
Germany	7,413	45,686	7,156	27	1,734	62,016	6,604	68,620
Netherlands	5,365	20,217	2,856	16	92	28,546	2,205	30,751
Luxembourg	13	5,092	1,061	151	49	6,366	812	7,178
Belgium	3,764	6,214	560	9	6	10,553	1,525	12,078
Austria	1,332	2,320	273	5	–	3,930	127	4,057
Finland	1,624	7,228	265	3	–	9,120	461	9,581
Other	525	28	29	26	41	649	25	674

As at 31 December 2011
France	6,636	44,879	5,771	2,796	260	60,342	8,121	68,463
Germany	9,105	45,639	5,708	14	1,551	62,017	6,623	68,640
Netherlands	2,116	14,399	7,273	14	4	23,806	1,899	25,705
Luxembourg	1,034	4,221	1,056	103	85	6,499	765	7,264
Belgium	2,889	9,760	653	10	–	13,312	881	14,193
Austria	454	2,922	289	5	2	3,672	119	3,791
Finland	1,023	11,821	127	3	–	12,974	447	13,421
Other	489	35	35	32	43	634	49	683

Note

a  Exposure to financial institutions has been restated to exclude exposures to supranational entities.

I 109

Risk review

Credit risk continued

Spain (audited)

Fair value through profit or loss
	Trading portfolio			Derivatives				Designated at FV	Total
As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2012 £m	2011 £m
Sovereign	905	(806)	99	27	(27)	–	–	–	99	–
Financial institutions	577	(117)	460	7,648	(7,560)	(88)	–	291	751	221
Corporate	272	(106)	166	489	(206)	–	283	365	814	629

Fair value through OCI

	Available for sale assets[a]
As at 31 December	Cost £m	AFS reserve £m	2012 Total £m	2011 Total £m
Sovereign	1,588	(26)	1,562	2,468
Financial institutions	491	(11)	480	490
Corporate	10	–	10	2

Held at amortised cost
	Loans and advances
As at 31 December	Gross £m	Impairment allowances £m	2012 Total £m	2011 Total £m
Sovereign	29	–	29	62
Financial institutions	271	(14)	257	276
Residential mortgages	13,424	(119)	13,305	14,654
Corporate	4,371	(1,060)	3,311	4,714
Other retail lending	2,564	(136)	2,428	3,031

Off-balance sheet
			Contingent liabilities and commitments
As at 31 December			2012 £m	2011 £m
Sovereign			–	188
Financial institutions			88	22
Residential mortgages			12	20
Corporate			1,938	2,510
Other retail lending			1,263	1,102
Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

110 I

Sovereign

¡	£1,562m (2011: £2,468m) AFS holdings in government bonds. No impairment and £26m (2011: £51m) cumulative fair value loss held in AFS reserve.

Financial institutions

¡	£751m (2011: £221m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities; and

¡	£480m (2011: £490m) AFS assets with £11m (2011: £17m) cumulative loss held in AFS reserve.

Residential mortgages

¡

£13,305m (2011: £14,654m) fully secured on residential property with average balance weighted marked to market LTV of 64.6% (2011: 60.1%). The increase in LTV is reflected in the CRL coverage of 36% (2011: 28%);

¡	90 day arrears rates have increased to 0.7% (2011: 0.5%) while gross charge-off rates have increased to 1.1% (2011: 0.6%).

Corporate

¡

Net lending to corporates of £3,311m (2011: £4,714m) with CRLs of £1,887m (2011: £2,073), impairment allowance of £1,060m (2011: £1,187m) and CRL coverage of 56% (2011: 57%). Balances on early warning lists peaked in November 2010. The portfolio is kept under close review and impairment recognised as appropriate;

¡

Net lending to the property and construction industry of £1,188m (2011: £1,866m) largely secured on real estate collateral, with CRLs of £1,429m (2011: £1,664m), impairment allowance of £820m (2011: £810m) and CRL coverage of 57% (2011: 49%);

¡	Corporate impairment in Spain was at its highest level during the first half of 2010 when commercial property declines were reflected earlier in the cycle; and

¡	£359m (2011: £488m) lending to multinational and large national corporates, which continues to perform.

Other retail lending

¡	£1,052m (2011: £1,115m) credit cards and unsecured loans. 30 days and 90 days arrears rates and charge-off rates in credit cards and unsecured loans were broadly stable in 2012; and

¡	£1,045m (2011: £1,529m) lending to small and medium enterprises (SMEs), largely secured against residential or commercial property.

I 111

Risk review

Credit risk continued

Italy (audited)

Fair value through profit or loss
	Trading portfolio			Derivatives				Designated at FV	Total
As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2012 £m	2011 £m
Sovereign	2,178	(2,178)	–	1,702	(581)	–	1,121	2	1,123	1,144
Financial institutions	271	(85)	186	7,074	(5,341)	(1,733)	–	166	352	456
Corporate	282	(116)	166	477	(214)	(56)	207	326	699	171

Fair value through OCI
	Available for sale assets[a]
As at 31 December	Cost £m	AFS reserve £m	2012 Total £m	2011 Total £m
Sovereign	1,509	28	1,537	2,334
Financial institutions	134	4	138	138
Corporate	27	2	29	27

Held at amortised cost
	Loans and advances
As at 31 December	Gross £m	Impairment allowances £m	2012 Total £m	2011 Total £m
Sovereign	9	–	9	15
Financial institutions	38	–	38	75
Residential mortgages	15,698	(107)	15,591	15,934
Corporate	1,354	(120)	1,234	2,720
Other retail lending	2,042	(106)	1,936	2,335

Off-balance sheet
			Contingent liabilities and commitments
As at 31 December			2012 £m	2011 £m
Financial institutions			90	17
Residential mortgages			45	101
Corporate			2,158	2,034
Other retail lending			789	988

Sovereign

¡	Predominantly £1,537m (2011: £2,334m) AFS government bonds with no impairment and £28m cumulative fair value gain (2011: £123m cumulative fair value loss) held in the AFS reserve.

Residential mortgages

¡	£15,591m (2011: £15,934m) secured on residential property with average valuation weighted marked to market LTV of 46.7% (2011: 46.9%). CRL coverage of 23% (2011: 25%) remains stable; and

¡	90 day arrears at 1.0% (2011: 1.0%) were stable; however gross charge-off rates increased to 0.8% (2011: 0.5%).

Corporate

¡	£1,234m (2011: £2,720m) focused on large corporate clients with very limited exposure to the property sector; and

¡	Balances in early warning lists were broadly stable since December 2011.

Other retail lending

¡

£1,337m (2011: £1,615m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans improved during 2012 while charge-off rates deteriorated; and

¡	£434m (2011: £483m) credit cards and other unsecured loans. Arrears rates (both 30 and 90 days) and gross charge-off rates in cards and unsecured loans have improved in 2012.

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

112 I

Portugal (audited)

Fair value through profit or loss
	Trading portfolio			Derivatives				Designated at FV	Total
As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2012 £m	2011 £m
Sovereign	144	(136)	8	262	(262)	–	–	–	8	69
Financial institutions	22	(4)	18	295	(176)	(119)	–	–	18	11
Corporate	62	(16)	46	362	(151)	(5)	206	–	252	328

Fair value through OCI
							Available for sale assets[a]
As at 31 December							Cost £m	AFS reserve £m	2012 Total £m	2011 Total £m
Sovereign							598	(4)	594	716
Financial institutions							2	–	2	2
Corporate							332	(1)	331	677

Held at amortised cost
							Loans and advances
As at 31 December							Gross £m	Impairment allowances £m	2012 Total £m	2011 Total £m
Sovereign							35	–	35	25
Financial institutions							28	–	28	38
Residential mortgages							3,505	(31)	3,474	3,651
Corporate							1,671	(296)	1,375	2,290
Other retail lending							1,985	(202)	1,783	2,053

Off-balance sheet
									Contingent liabilities and commitments
As at 31 December									2012 £m	2011 £m
Sovereign									–	3
Financial institutions									1	3
Residential mortgages									25	52
Corporate									889	1,101
Other retail lending									1,673	1,377

Sovereign

¡	£637m (2011: £810m) largely AFS government bonds. No impairment and £4m (2011: £159m) cumulative fair value loss held in the AFS reserve.

Residential mortgages

¡	Secured on residential property with average balance weighted marked to market LTV of 77.6% (2011: 69.6%). The higher LTV is reflected in a higher CRL coverage of 25% (2011: 14%); and

¡	90 day arrears rates remained stable at 0.7% (2011: 0.6%) while the recoveries impairment coverage improved to 25.6% (2011: 15.0%) driven by an increase in loss given default rates.

Corporate

¡	Net lending to corporates of £1,375m (2011: £2,290m), with CRLs of £501m (2011: £443m), impairment allowance of £296m (2011: £194m) and CRL coverage of 59% (2011: 44%); and

¡

Net lending to the property and construction industry of £364m (2011: £541m) secured, in part, against real estate collateral, with CRLs of £275m (2011: £277m), impairment allowance of £149m (2011: £107m) and CRL coverage of 54% (2011: 39%).

Other retail lending

¡	£950m (2011: £1,052m) credit cards and unsecured loans. During 2012, arrears rates in the cards portfolio deteriorated while charge-off rates improved; and

¡	CRL coverage of 74% (2011: 78%) driven by credit cards and unsecured loans exposure.

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

I 113

Risk review

Credit risk continued

Ireland (audited)

Fair value through profit or loss
	Trading portfolio			Derivatives				Designated at FV	Total
As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2012 £m	2011 £m
Sovereign	35	(35)	–	–	–	–	–	2	2	39
Financial institutions	1,003	(32)	971	4,813	(3,828)	(985)	–	582	1,553	1,561
Corporate	170	(37)	133	386	(35)	(198)	153	7	293	52

Fair value through OCI
							Available for sale assets[a]
As at 31 December							Cost £m	AFS reserve £m	2012 Total £m	2011 Total £m
Sovereign							9	–	9	205
Financial institutions							63	(3)	60	249
Corporate							4	–	4	–

Held at amortised cost
							Loans and advances
As at 31 December							Gross £m	Impairment allowances £m	2012 Total £m	2011 Total £m
Financial institutions							2,309	(154)	2,155	2,501
Residential mortgages							122	(10)	112	94
Corporate							866	(36)	830	925
Other retail lending							83	–	83	86

Off-balance sheet
									Contingent liabilities and commitments
As at 31 December									2012 £m	2011 £m
Financial institutions[b]									628	702
Corporate									1,007	872
Other retail lending									9	8

Financial institutions

¡	Exposure focused on financial institutions with investment grade credit ratings;

¡	Exposure to Irish banks amounted to £102m (2011: £58m); and

¡	£1.4bn (2011: £1.3bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland.

Corporate

¡

£830m (2011: £925m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland; and

¡	The portfolio continues to perform and has not been impacted materially by the decline in the property sector.

Notes

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.
b	The comparative figure has been restated following the re-designation of counterparties from the year end.

114 I

Cyprus (audited)

Fair value through profit or loss
	Trading portfolio			Derivatives				Designated at FV	Total
As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2012 £m	2011 £m
Financial institutions	–	–	–	102	(102)	–	–	–	–	–
Corporate	–	–	–	26	(8)	(6)	12	–	12	11

Held at amortised cost
							Loans and advances
As at 31 December							Gross £m	Impairment allowances £m	2012 Total £m	2011 Total £m
Sovereign							8	–	8	15
Residential mortgages							44	–	44	51
Corporate							94	–	94	117
Other retail lending							26	–	26	2

Off-balance sheet
									Contingent liabilities and commitments
As at 31 December									2012 £m	2011 £m
Corporate									94	107
Other retail lending									37	20

I 115

Risk review

Credit risk continued

Greece (audited)

Fair value through profit or loss
	Trading portfolio			Derivatives				Designated at FV	Total
As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2012 £m	2011 £m
Sovereign	3	(2)	1	–	–	–	–	–	1	8
Financial institutions	–	–	–	1,181	(231)	(950)	–	–	–	2
Corporate	3	–	3	–	–	–	–	–	3	3

Fair value through OCI
							Available for sale assets[a]
As at 31 December							Cost £m	AFS reserve £m	2012 Total £m	2011 Total £m
Sovereign							–	–	–	6

Held at amortised cost
							Loans and advances
As at 31 December							Gross £m	Impairment allowances £m	2012 Total £m	2011 Total £m
Residential mortgages							8	–	8	5
Corporate							58	–	58	64
Other retail lending							22	(13)	9	18

Off-balance sheet
									Contingent liabilities and commitments
As at 31 December									2012 £m	2011 £m
Financial institutions									–	1
Corporate									3	3
Other retail lending									2	22

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

116 I

Analysis of indirect exposures

Indirect exposure to sovereigns can arise through a number of different sources, including credit derivatives referencing sovereign debt; guarantees to savings and investment funds which hold sovereign risk; lending to financial institutions who themselves hold exposure to sovereigns and guarantees, implicit or explicit, by the sovereign to the Group’s counterparties. A geographic and industrial analysis of the Group’s loans and advances, including lending to European counterparties by type, is set out on pages 89-90.

Credit derivatives referencing sovereign debt

The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) for which the reference asset is government debt. For Spain, Italy and Portugal these have the net effect of reducing the Group’s exposure in the event of sovereign default. An analysis of the Group’s credit derivatives referencing sovereign debt is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
As at 31 December 2012
Fair value
– Bought	656	1,092	337	84	1	–
– Sold	(640)	(1,026)	(327)	(94)	(1)	–
Net derivative fair value	16	66	10	(10)	–	–
Contract notional amount
– Bought	(11,840)	(18,008)	(3,535)	(3,220)	(7)	–
– Sold	11,702	17,635	3,437	3,274	7	–
Net derivative notional amount	(138)	(373)	(98)	54	–	–
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	–	–

As at 31 December 2011
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(157)	(374)	(26)	(49)	–	19

The fair values and notional amounts of credit derivative assets and liabilities would be lower than reported under IFRS if netting was permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. An analysis of the effects of such netting is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
As at 31 December 2012
Fair value
– Bought	165	289	119	33	1	–
– Sold	(149)	(223)	(109)	(43)	(1)	–
Net derivative fair value	16	66	10	(10)	–	–
Contract notional amount
– Bought	(2,550)	(3,943)	(1,118)	(1,006)	(4)
– Sold	2,412	3,570	1,020	1,060	4
Net derivative notional amount	(138)	(373)	(98)	54	–	–
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	–	–

As at 31 December 2011
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(157)	(374)	(26)	(49)	–	19

Credit derivatives are contracts whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the credit derivative contract. Credit derivatives referencing sovereign assets are bought and sold to support client transactions and for risk management purposes. The contract notional amount represents the size of the credit derivative contracts that have been bought or sold, while the fair value represents the change in the value of the reference asset. The net protection or exposure from credit derivatives in the event of sovereign default amount represents a net purchase or sale of insurance by the Group. This insurance reduces or increases the Group’s total exposure and should be considered alongside the direct exposures disclosed in the preceding pages.

In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 31 December 2012, the net liability in respect of these guarantees was £33m (2011: £41m).

I 117

Risk review

Credit risk continued

Exposure to Eurozone residential property sector

Barclays risk exposure and impairment in Spain and Portugal has been and will be affected by the housing sector in those countries as a result of changes to the bank’s risk appetite in a declining housing sector, where the desired level of new business has been reduced, and with it, the total exposure.

Falls in property prices have led to higher credit risk and higher impairment charges. The 2012 impairment charge to our residential mortgage book in Spain was £72m (2011: £38m) and in Portugal was £24m (2011: £9m). These increases were principally driven by:

(i)	Negative house price movements: this has reduced market demand and also mortgage supply with the result that a customer’s ability to sell has reduced and the likelihood of repossessions has increased. Impairment charges have risen, given a loss event as the loss on default has increased due to lower amounts realised from the sale of properties in a distressed market; and

(ii)	Customers’ behaviour and a reduced willingness to pay as a result of their perception of a lower equity stake.

For information on our exposures to home loans in Spain and Portugal see pages 95-96.

Eurozone balance sheet redenomination risk

Redenomination risk is the risk of financial loss to the Group should one or more countries exit the Euro, leading to a potentially different valuation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there could be a different value for locally denominated assets and liabilities.

Within Barclays, retail banking, corporate banking and wealth management activities in the Eurozone are generally booked locally within each country. Locally booked customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding need is met through local funding secured against customer loans and advances, with any residual need funded through the Group.

During 2012, a series of mitigating actions was taken to reduce local net funding mismatches primarily by raising local liabilities in Spain, Portugal and Italy. These actions included the drawdown of €8.2bn in the European Central Bank’s three year Long Term Refinancing Operation (LTRO) in Spain and Portugal. As a result of these mitigating actions the Group reduced the aggregate net funding mismatch in local balance sheets from £12.1bn to a £1.9bn surplus in Spain, from £6.9bn to £3.3bn in Portugal and from £12.0bn to £9.6bn in Italy.

Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk. Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets.

118 I

Risk review

Market risk

All disclosures in this section (pages 119-125) are unaudited unless otherwise stated

Market risk Market risk is the risk of the Group’s earnings or capital being reduced due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

Analysis of traded market risk exposures

Following a volatile beginning to the year, markets steadily improved through the second half of the year with momentum gaining in the fourth quarter of 2012, even as some wider concerns persisted. The Investment Bank’s focus on market risk exposures centred on limiting illiquid risk exposures when possible. Primary risk metrics showed a fall in market risk from 2011 levels.

The three main contributors to total Daily Value at Risk (DVaR) were credit, spread and interest rate risk. From 2011 levels, average credit risk DVaR fell by £3m (11%), spread DVaR fell by £2m (8%) and interest rate DVaR fell by £3m (18%). Total management DVaR fell by £19m (33%) reflecting the sharp reduction in the DVaR measure.

Tail risk measures also indicate a similar decline in risk profile, with a particularly sharp fall in 3W. However, some of this decline can be attributed to the rolling of the time period within the historical simulation.

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W (audited)
For the year ended 31 December		2012			2011
DVaR (95%)	Average £m	High[a] £m	Low[a] £m	Average £m	High[a] £m	Low[a] £m
Interest rate risk	14	23	7	17	48	8
Inflation risk	3	7	2	4	9	2
Spread risk	23	31	17	25	40	17
Credit risk	26	44	18	29	48	17
Basis risk	11	21	5	6	6	6
Foreign exchange risk	6	10	2	5	8	2
Equity risk	9	19	4	18	34	9
Commodity risk	6	9	4	12	18	7
Diversification effect[b]	(60)	na	na	(54)	na	na
Total DVaR	38	75	27	57	88	33
Expected Shortfall[c]	47	91	30	71	113	43
3Wd	77	138	44	121	202	67

¡	Interest rate risk measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives;

¡	Inflation risk measures the impact of changes in inflation rates and volatilities on cash instruments and derivatives;

¡	Spread risk measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields;

¡	Credit risk measures the impact of changes to the credit spread of credit risky sovereign bonds, corporate bonds, securitised products or credit derivatives such as Credit Default Swaps;

¡	Basis risk measures the impact of changes in Interest rate tenor basis (e.g. the basis between swaps vs. 3M LIBOR and swaps vs. 6M LIBOR) and cross currency basis;

¡	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;

¡	Equity risk measures the impact of changes in equity prices, volatilities and dividend yields;

¡	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities; and

¡

Diversification effect reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.

Notes

a	The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.
b	Diversification for 2011 has been restated to increase granularity by reporting DVaR asset class, primarily relating to credit and inflation, which were applied for the whole period, and basis VaR, which was introduced in 2011 resulting in its partial contribution to average diversification.
c	The average of all one day hypothetical losses beyond the 95% confidence level DVaR.
d	The average of the three largest one day estimated losses.

I 119

Risk review

Market risk continued

Investment Bank management DVaR	Investment Bank daily trading revenue

Management DVaR fell sharply early in 2012 from levels seen in 2011. For the remainder of the year, DVaR remained relatively stable but at lower levels than seen in recent years. VaR based tail measures such as Expected Shortfall and 3W also saw sharp falls from 2011.

Analysis of trading revenue (audited)

The histogram above shows the distribution of daily trading revenue for the Investment Bank in 2012 and 2011. Trading revenue excludes income from Private Equity and Principal Investments.

The average daily revenue at the Investment Bank in 2012 was £46m, up 11% from 2011. There were more positive trading revenue days in 2012 than in 2011, with 88% of days generating positive trading revenue compared to 80% in 2011. The second half of 2012 was much stronger than in 2011.

Analysis of stress testing

Stress tests and scenario analysis also indicate a fall in market risk levels from 2011, in line with the trend in DVaR. Combined stress scenarios show that a sharp and rapid slowdown in global economic activity is the largest threat to the trading exposures. The scenario assumes an extreme and instant sell off across all risky assets coupled with a contraction in credit, and limited gains in safe havens. The calculation assumes an instant shock to positions, without any opportunity to hedge immediately, and assumes an appropriate holding period where the firm may be unable to unwind its trading positions.

Non-traded market risk exposures (audited)

Analysis of net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31 December 2012 and 31 December 2011. The sensitivity has been measured using AEaR methodology as described on page 296 (using a 100 bps movement). The benchmark interest rate for each currency is set as at 31 December 2012. The figures include the effect of hedging instruments but exclude banking book exposures held or issued by the Investment Bank as these are measured and managed using DVaR.

Net interest income sensitivity (AEaR) by currency (audited)
As at 31 December	2012		2011
	+100 bps £m	-100 bps £m	+100 bps £m	-100 bps £m
GBP	96	(273)	68	(321)
USD	30	(23)	(9)	(11)
EUR	20	(49)	(41)	(5)
ZAR	27	(25)	31	(29)
Others	9	(4)	14	(5)
Total	182	(374)	63	(371)
As percentage of net interest income	1.56%	(3.21% )	0.52%	(3.04% )

Non-traded interest rate risk, as measured by AEaR, was £374m as at 31 December 2012, an increase of £3m compared to 31 December 2011. The increase in risk reflects an increase in the Group equity balances and associated hedges, partly offset by reduction in the margin compression in the retail bank. AEaR is measured for a reduction in rates for the purposes of this analysis.

120 I

Analysis of equity sensitivity

The table below shows the overall impact of a 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 (present value of 1bp), which is an indicator of the overall shift in asset value for a 1bp shift in the yield.

Analysis of equity sensitivity (audited)
	31 December 2012		31 December 2011
	+100 bps £m	-100 bps £m	+100 bps £m	-100 bps £m
Net interest income	182	(374)	63	(371)
Taxation effects on the above	(51)	105	(21)	122
Effect on profit for the year	131	(269)	42	(249)
As percentage of net profit after tax	(55.51% )	113.98%	1.06%	(6.30% )

Effect on profit for the year (per above)	131	(269)	42	(249)
Available for sale reserve	(674)	674	(1,108)	1,102
Cash flow hedge reserve	(2,179)	2,260	(2,248)	2,280
Taxation effects on the above	799	(822)	1,101	(1,109)
Effect on equity	(1,923)	1,843	(2,213)	2,024
As percentage of equity	(3.05% )	2.93%	(3.39% )	3.10%

Margins and Balances

Basis of preparation

Customer assets represents loans and advances to customers and net interest income on customer assets represents interest received from customers less interest expense for funding those assets at the relevant internal funding rate. Customer liabilities represents customer deposits. Net interest income on customer liabilities represents the interest income from the funds generated from customer liabilities at the internal rate of funding less the interest paid to customers. Customer net interest income is the sum of customer asset and customer liability net interest income. Under this approach, customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

Non-customer interest income principally reflects the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities. All reverse repurchase and repurchase agreements and related interest are recorded in the Investment Bank and are therefore not included in the Retail and Business Banking, Corporate Banking and Wealth and Investment Management customer margins data.

The customer asset margin is defined as net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets. Similarly, the customer liability margin is net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

The customer net interest margin is calculated as net interest income on both customer assets and liabilities (excluding the impact of product structural hedges) as a percentage of the sum of average customer assets and liabilities, consistent with the presentation of the net interest margin.

The non-customer generated margin is calculated as non-customer net interest income (principally comprising the impact of both the product and equity structural hedges) as a percentage of the sum of average customer assets and liabilities, consistent with the presentation of the net interest margin.

I 121

Risk review

Market risk continued

Analysis of net interest income
	2012 £m	2011 £m
Retail and Business Banking, Corporate Banking and Wealth and Investment Management customer net interest income
Customer assets	6,723	6,983
Customer liabilities	3,093	2,866
Total customer net interest income	9,816	9,849

Retail and Business Banking, Corporate Banking and Wealth and Investment Management non-customer net interest income
Product structural hedge[a]	989	1,168
Equity structural hedge[b]	231	824
Other	118	148
Retail and Business Banking, Corporate Banking and Wealth and Investment Management net interest income	11,154	11,989
Investment Bank	619	1,177
Head Office and Other Operations	(134)	(965)
Group net interest income	11,639	12,201

Group net interest income decreased by £562m to £11,639m (2011: £12,201m) principally due to reduced contributions from structural hedges. The overall contribution to Group income from structural hedges decreased by £1,540m to £1,737m. Of this decrease, £1,061m related to the non-recurrence of gains from the sale of hedging instruments in the second half of 2011, which did not contribute to Group net interest income in 2011 as it was recognised as non-interest income, but a proportion of which is reflected in the net interest income of Retail and Business Banking, Corporate Banking and Wealth and Investment Management, shown above.

Retail and Business Banking, Corporate Banking and Wealth and Investment Management net interest income

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from the Group hedging activities.

Customer net interest income

Customer net interest income decreased marginally to £9,816m (2011: £9,849m), principally due to reductions in the customer asset margin across the majority of businesses partially offset by growth in average customer assets and liabilities.

The customer asset margin declined to 2.11% (2011: 2.19%), reflecting an increase in funding rates across Retail and Business Banking, Corporate Banking and Wealth and Investment Management businesses. This was partially offset by a move towards higher margin business in Africa RBB.

The customer liability margin increased to 1.09% (2011: 1.06%) reflecting increased funding rates and therefore value generated from Retail and Business Banking, Corporate Banking and Wealth and Investment Management customer liabilities.

Non-customer net interest income

Non-customer net interest income decreased 37% to £1,338m, reflecting a reduction in the benefits from Group hedging activities. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group’s equity.

Product structural hedges generated a lower contribution of £989m (2011: £1,168m). Hedge durations were maintained throughout the period. Based on current interest rate curves and the ongoing hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in 2013.

The contribution from equity structural hedges in Retail and Business Banking, Corporate Banking and Wealth and Investment Management decreased to £231m (2011: £824m) following the sale of hedging instruments in the second half of 2011 and the continued low interest rate environment.

Other Group net interest income

Head Office and Other Operations net interest expense decreased to £134m (2011: £965m) principally reflecting the non-recurrence of a transfer of gains from the sale of hedging instruments to businesses.

Investment Bank net interest income decreased 47% to £619m, due to a reduction in interest income from equity structural hedges and credit market exposures.

Total Group income from equity structural hedges decreased to £748m (2011: £2,109m) including £517m (2011: £1,285m) that was allocated to the Investment Bank and Head Office.

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

122 I

Net interest margin

The net interest margin for Retail and Business Banking, Corporate Banking and Wealth and Investment Management decreased to 1.85% (2011: 2.03%), reflecting the reduction in contribution from Group hedging activities. Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities.

The net interest margin, expressed as a percentage of average customer assets only, declined to 3.50% (2011: 3.77%).

An analysis is provided below for Retail and Business Banking, Corporate Banking and Wealth and Investment Management for each of the component parts of net interest income.

Net interest margin
	UKRBB %	Europe RBB %	Africa RBB[a] %	Barclaycard %	Corporate Banking[a] %	Wealth and Investment Management %	Total %
2012
Customer asset margin	1.07	0.83	3.26	9.39	1.14	0.65	2.11
Customer liability margin	0.97	0.38	2.34	(0.60)	1.09	1.12	1.09

Customer net interest margin	1.03	0.71	2.90	9.01	1.11	0.99	1.63
Non-customer generated margin	0.34	0.37	0.22	(0.55)	0.13	0.23	0.22

Net interest margin	1.37	1.08	3.12	8.46	1.24	1.22	1.85

Average customer assets (£m)	124,275	40,790	34,108	32,452	67,494	19,670	318,789
Average customer liabilities (£m)	111,753	14,824	22,085	1,286	83,149	50,155	283,252

2011
Customer asset margin	1.22	0.87	2.92	9.52	1.46	0.77	2.19
Customer liability margin	0.87	0.65	2.76	–	0.94	0.99	1.06

Customer net interest margin	1.05	0.81	2.86	9.52	1.19	0.93	1.67
Non-customer generated margin	0.46	0.47	0.36	(0.08)	0.27	0.36	0.36

Net interest margin	1.51	1.28	3.22	9.44	1.46	1.29	2.03

Average customer assets (£m)	118,503	43,749	37,944	30,289	70,398	17,546	318,429
Average customer liabilities (£m)	107,761	17,702	23,531	–	77,372	44,536	270,902

The 2012 decrease in customer asset and liability margins partially reflects a year on year increase in the Group’s average internal funding rates. The increase in funding rates has had an adverse impact on customer asset margins and a benefit to customer liability margins, resulting in a reduction of 3bps (2011: 2bps) in the net interest margin.

The Group uses a range of internal funding rates which price intra-group funding and liquidity to give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes term premiums. The objective is to price internal funding for assets and liabilities in line with the cost of alternative external funding, which ensures there is consistency between retail and wholesale sources. Rates are applied to all entities within the Group on a consistent basis. There have been no material changes to the methodologies used during 2012.

Note

a	2011 comparatives have been revised to reflect certain corporate banking activities previously reported in Africa RBB which are now included within Corporate Banking. Corporate Banking average customer assets, average customer liabilities and net interest income have therefore been adjusted by £1,731m, £6,740m and £118m respectively although the net interest margin remains at 1.46%. Africa RBB comparatives have additionally been revised to include gross cheque advances and cheque deposits of £798m within average assets and average liabilities respectively where these were previously reported net. The Africa RBB net interest margin is therefore revised to 3.22% (previously reported as 3.07%) and the Group 2011 net interest margin is revised to 2.03% (previously reported as 2.04%).

I 123

Risk review

Market risk continued

Foreign exchange risk (audited)

The Group is exposed to two sources of foreign exchange risk:

a) Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by the Investment Bank which is monitored through DVaR.

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31 December 2012 or 2011. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for either of the years ended 31 December 2012 or 2011.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US Dollar, Euro and South African Rand. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by using the Core Tier 1 capital movements to broadly match the revaluation of the Group’s foreign currency RWA exposures.

During 2012, total structural currency exposures net of hedging instruments decreased from £16.7bn to £16.3bn, as a result of hedging decisions taken in accordance with the Group’s capital ratio management strategy for foreign exchange rate movements.

The economic hedges primarily represent the US Dollar and Euro preference shares and reserve capital instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2012
US Dollar	35,280	6,251	13,861	15,168	4,822	10,346
Euro	5,369	1,494	1,990	1,885	1,951	(66)
Rand	4,048	–	131	3,917	–	3,917
Japanese Yen	597	175	407	15	–	15
Other	3,084	–	1,027	2,057	–	2,057
Total	48,378	7,920	17,416	23,042	6,773	16,269

As at 31 December 2011
US Dollar	30,335	7,217	8,094	15,024	5,072	9,952
Euro	6,568	4,096	280	2,192	2,017	175
Rand	4,258	–	–	4,258	–	4,258
Japanese Yen	681	293	336	52	–	52
Other	3,144	–	930	2,214	–	2,214
Total	44,986	11,606	9,640	23,740	7,089	16,651

124 I

Other market risks

Pension risk

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments. Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. Barclays monitors the market risks arising from its defined benefit pension schemes, and works with the trustees to address shortfalls. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 37 on page 260.

Asset management structural risk

Asset management structural risk arises where the fee and commission income earned by asset management products is affected by a change in market levels, primarily through the link between income and the value of assets under management. Asset management structural risk mainly resides in Wealth and Investment Management. It is Barclays policy that businesses monitor and regularly assess potential hedging strategies.

Disclosures about certain trading activities including non-exchange traded commodity contracts

The Group provides a fully integrated service to clients for base metals, precious metals, oil, power, natural gas, coal, freight, emission credits, structured products and other related commodities.

The Group offers both over the counter (OTC) and exchange traded derivatives, including swaps, options, forwards and futures and enters into physically settled contracts in base metals, power and gas, oil and related products. Physical commodity positions are held at fair value and reported under the trading portfolio in Note 13 on page 213.

The fair values of physical and derivative positions are primarily determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. Further information on fair value measurement of financial instruments can be found in Note 18 on page 219-231.

Credit risk exposures are actively managed by the Group. Refer to the credit risk section on page 80 for more information on the Group’s approach to credit risk management and the credit quality of derivative assets.

The tables below analyse the overall fair value of the OTC commodity derivative contracts by movement over time and contractual maturity. As at 31 December 2012 the fair value of the commodity derivative contracts reflects a gross positive fair value of £13,227m (2011: £20,588m) and a gross negative value of £14,061m (2011: £20,133m).

Movement in fair value of commodity derivative positions
	2012 £m	2011 £m
Fair value of contracts outstanding as at 1 January	455	(363)
Contracts realised or otherwise settled during the period	(460)	1,494
Fair value of new contracts entered into during the period	(731)	(33)
Other changes in fair values	(98)	(643)
Fair value of contracts outstanding as at 31 December	(834)	455

Maturity analysis of commodity derivative fair value
	2012 £m	2011 £m
Not more than one year	(478)	447
Over one year but not more than five years	(371)	35
Over five years	15	(27)
Total	(834)	455

On occasion, Barclays will hold dominant positions in base metals on the London Metal Exchange (LME), as per the Exchange’s definition. Barclays complies fully with LME’s Lending Guidance, which is the Exchange’s mechanism for limiting the impact of dominant market positions by prescribing the amount and level at which positions must be lent.

I 125

Risk review

Funding risk – Capital

All disclosures in this section (pages 126-135) are unaudited unless otherwise stated

Capital risk

Capital risk is the risk that the Group is unable to maintain appropriate capital ratios, which could lead to: an inability to support business activity; a failure to meet regulatory requirements; or a change to credit ratings.

Capital management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way our businesses and legal entities operate. Our capital management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board.

For further information on related policies, please refer to the Risk management section on pages 274-303.

For further information on supervision and regulation, refer to pages 154-160.

Barclays has continued to maintain a capital buffer over the FSA’s minimum regulatory capital requirements.

¡	The Core Tier 1 ratio decreased to 10.9% (2011: 11.0%) reflecting a reduction in Core Tier 1 capital of £0.9bn to £42.1bn, partially offset by a 1% reduction in risk weighted assets to £386.9bn.

Barclays generated £1.8bn Core Tier 1 capital from earnings after absorbing the impact of dividends paid and provisions for PPI and interest rate hedging product redress. The increase from earnings was more than offset by other movements in Core Tier 1 capital, principally:

¡

£1.2bn increase in the adjustment for defined benefit pensions, driven by an additional contribution made to the UK Retirement Fund in April 2012 and deducting expected future deficit contributions over the next five years;

¡

£1.6bn reduction due to foreign currency movements, primarily due to depreciation of the US Dollar, Euro and South African Rand against Sterling which was broadly offset by foreign currency movements in risk weighted assets; and

¡

Total capital resources increased by £2.1bn reflecting lower deductions for material holdings principally as a result of the sale of the stake in BlackRock, Inc. Within Tier 2 capital, the redemption of £2.7bn dated subordinated liabilities was partially offset by the issuance of $3bn of contingent capital notes (CCNs).

126 I

Capital Composition

Key capital ratios
As at 31 December	2012	2011
Core Tier 1	10.9%	11.0%
Tier 1	13.3%	12.9%
Total capital	17.1%	16.4%

Capital Resources (audited)
As at 31 December	2012 £m	2011 £m
Shareholders’ equity (excluding non-controlling interests) per balance sheet	53,586	55,589
Own credit cumulative loss/(gain)[a]	804	(2,680)
Unrealised (gains)/losses on available for sale debt securities[a,b]	(417)	803
Unrealised gains on available for sale equity (recognised as Tier 2 capital)[a]	(110)	(828)
Cash flow hedging reserve[a]	(2,099)	(1,442)

Non-controlling interests per balance sheet	9,371	9,607
– Less: Other Tier 1 capital – preference shares	(6,203)	(6,235)
– Less: Other Tier 1 capital – reserve capital instruments	–	–
– Less: Non-controlling Tier 2 capital	(547)	(573)
Other regulatory adjustments to non-controlling interests	(171)	(138)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment[a]	(2,445)	(1,241)
Goodwill and intangible assets[a]	(7,622)	(7,560)
50% excess of expected losses over impairment[a]	(648)	(506)
50% of securitisation positions	(1,206)	(1,577)
Other regulatory adjustments[b]	(172)	(153)
Core Tier 1 capital	42,121	43,066

Other Tier 1 capital:
Preference shares	6,203	6,235
Tier 1 notes[c]	509	530
Reserve capital instruments	2,866	2,895

Regulatory adjustments and deductions:
50% of material holdings	(241)	(2,382)
50% of the tax on excess of expected losses over impairment	176	129
Total Tier 1 capital	51,634	50,473

Tier 2 capital:
Undated subordinated liabilities	1,625	1,657
Dated subordinated liabilities	14,066	15,189
Non-controlling Tier 2 capital	547	573
Reserves arising on revaluation of property[a]	39	25
Unrealised gains on available for sale equity[a]	110	828
Collectively assessed impairment allowances	2,002	2,385

Tier 2 deductions:
50% of material holdings	(241)	(2,382)
50% excess of expected losses over impairment (gross of tax)	(824)	(635)
50% of securitisation positions	(1,206)	(1,577)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,139)	(1,991)
Other deductions from total capital	(550)	(597)
Total regulatory capital	66,063	63,948

Notes

a	The capital impacts of these items are net of tax.
b	Available for sale reserves for debt securities has been revised to include the adjustment for the scope of regulatory consolidation previously disclosed in other regulatory adjustments.
c	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

I 127

Risk review

Funding risk – Capital continued

Movement in total regulatory capital
	2012 £m	2011 £m
Core Tier 1 capital as at 1 January	43,066	42,861

(Loss)/profit for the year	(236)	3,951
Removal of own credit[a]	3,484	(2,059)
Dividends paid	(1,427)	(1,387)
Retained capital generated from earnings	1,821	505

Movement in reserves – impact of share schemes	(165)	714
Movement in currency translation reserves	(1,578)	(1,607)
Movement in qualifying available for sale equity reserves	–	749
Other reserves movements	33	128
Movement in other qualifying reserves	(1,710)	(16)

Movement in regulatory adjustments and deductions:
Defined benefit pension adjustment[a]	(1,204)	(1,340)
Goodwill and intangible asset balances[a]	(62)	766
50% excess of expected losses over impairment[a]	(142)	(238)
50% of securitisation positions	371	783
Other regulatory adjustments	(19)	(255)
Core Tier 1 capital as at 31 December	42,121	43,066

Other Tier 1 capital as at 1 January	7,407	10,685
Redemption of Tier 1 notes	–	(518)
Redemption of reserve capital instruments	–	(3,188)
Regulatory adjustments on other Tier 1 capital	(82)	(95)
50% of material holdings	2,141	294
50% of the tax on excess of expected losses over impairment	47	229
Tier 1 capital as at 31 December	51,634	50,473

Tier 2 capital as at 1 January	16,063	16,019
Issuance of contingent capital notes and subordinated notes	2,258	880
Redemption of subordinated notes	(2,672)	(2,655)
Amortisation adjustments	(155)	696
Regulatory adjustments on Tier 2 capital	(612)	(287)
Reserves arising on revaluation of property[a]	14	(4)
Unrealised gains on available for sale equity[a]	(718)	828
Collectively assessed impairment allowances	(383)	(24)
50% of material holdings	2,141	294
50% excess of expected losses over impairment (gross of tax)	(189)	(467)
50% of securitisation positions	371	783
Tier 2 capital as at 31 December	16,118	16,063

Other deductions from total capital as at 1 January	(2,588)	(2,250)
Investments that are not material holdings or qualifying holdings	852	(369)
Other deductions from total capital	47	31
Other deductions from total capital as at 31 December	(1,689)	(2,588)

Total regulatory capital as at 31 December	66,063	63,948

Note

a	The capital impacts of these items are net of tax.

128 I

Risk Weighted Assets (RWAs) by risk type and business
	Credit risk			Counterparty credit risk		Market risk			Operational risk	Total RWAs £m
	STD £m	F-IRB £m	A-IRB £m	Internal model method £m	Non- model method £m	STD £m	Modelled VaR £m	Charges add-on and non-VaR modelled £m	£m
As at 31 December 2012
UKRBB	1,163	–	31,096	–	–	–	–	–	6,524	38,783
Europe RBB	5,727	–	9,157	–	3	–	–	–	2,225	17,112
Africa RBB	6,217	5,778	10,580	–	7	–	–	–	4,426	27,008
Barclaycard	16,641	–	13,442	–	–	–	–	–	6,381	36,464
Investment Bank	9,530	3,055	47,991	25,127	4,264	25,396	22,497	15,429	24,730	178,019
Corporate Banking	25,744	3,430	31,743	500	–	–	–	–	6,556	67,973
Wealth and Investment
Management	11,540	317	593	–	199	–	–	–	3,184	15,833
Head Office and Other Operations	205	–	5,301	–	–	–	–	–	160	5,666
Total RWAs	76,767	12,580	149,903	25,627	4,473	25,396	22,497	15,429	54,186	386,858

As at 31 December 2011
UKRBB	1,193	–	27,896	–	–	–	–	–	4,867	33,956
Europe RBB	6,147	–	9,691	–	2	–	–	–	1,596	17,436
Africa RBB	8,840	6,615	11,452	–	6	–	–	–	3,376	30,289
Barclaycard	15,262	–	14,167	–	–	–	–	–	4,757	34,186
Investment Bank	11,395	2,882	47,937	32,570	4,792	27,823	26,568	17,560	15,173	186,700
Corporate Banking	30,826	2,926	34,338	561	–	–	–	–	4,191	72,842
Wealth and Investment
Management	10,262	297	834	–	153	–	–	–	1,530	13,076
Head Office and Other Operations	833	–	1,431	–	–	–	–	–	250	2,514
Total RWAs	84,758	12,720	147,746	33,131	4,953	27,823	26,568	17,560	35,740	390,999

Movement in RWAs
										£bn
As at 1 January 2012										391.0
Methodology and model changes										38.7
Business activity										(28.4)
Foreign exchange										(11.3)
Change in risk parameters										(3.1)
As at 31 December 2012										386.9

I 129

Risk review

Funding risk – Capital continued

RWAs reduced by 1% to £386.9bn driven by:

¡	Methodology and model changes: the £38.7bn increase is primarily driven by:

–	£18.4bn increase in operational risk driven by a recalibration of risk scenarios taking into account risk events impacting Barclays and the banking industry;

–	£12.0bn increase in market risk within Investment Bank, principally relating to VaR model scope and the sovereign incremental risk charge;

–	£4.7bn increase due to the introduction of minimum loss given default parameters for sovereign exposures; and

–	£2.8bn increase in credit risk as a result of changes to the treatment of real estate exposures.

¡	Business risk reduction: the £28.4bn decrease is primarily driven by:

–

£24.6bn decrease as a result of Investment Bank risk reduction primarily in market risk and derivative counterparty credit risk, including a £4.2bn decrease as a result of the sell down of legacy assets (in addition to £1.0bn lower capital deductions related to legacy business);

–	£6.9bn credit risk decrease within Corporate Banking, reflecting business risk reduction and the exit from non-core international portfolios;

–	Offset by £2.2bn increase within UKRBB predominantly driven by mortgage balance growth.

¡	Foreign exchange: the £11.3bn decrease is primarily due to the depreciation of the US Dollar, Euro and South African Rand against Sterling; and

¡	Change in risk parameters: the £3.1bn decrease is primarily driven by improvements in underlying risk profiles and market conditions.

Impact of Basel 3

The new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (collectively known as CRD IV) are still under consideration. The requirements are expected to be finalised during 2013, however the implementation date is uncertain.

¡

CRD IV includes the requirement for a minimum Common Equity Tier 1 (CET1) ratio of 4.5%, a minimum Tier 1 ratio of 6% and a minimum total capital ratio of 8%. There is an additional requirement for a Capital Conservation Buffer (CCB) of 2.5% and Counter-Cyclical Capital Buffer (CCCB) of up to 2.5% to be applied when macroeconomic conditions indicate areas of the economy are over-heating. Our working assumption is that the CCCB would be zero if implemented today;

¡

In addition globally systemically important banks are expected to hold a buffer of up to 2.5%. For Barclays, this was confirmed in November 2012 by the Financial Stability Board (FSB) to be 2.0% resulting in an expected regulatory target CET1 ratio of 9.0%. This regulatory target capital requirement will phase in between adoption of CRD IV and 2019;

¡

The proposed changes to the definition of CET1 also include transitional provisions relating to capital deductions and grandfathering of ineligible capital instruments that are in line with the FSA’s statement on CRD IV transitional provisions in October 2012;

¡

Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements Barclays will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV. Our expectation is that ineligible Additional Tier 1 capital, which qualifies for grandfathering under the transitional relief, will be replaced with eligible capital over time;

¡

To provide an indication of the potential impact on Barclays, we have estimated our pro forma RWAs and CET1 ratio on both a transitional and fully loaded basis, reflecting our current interpretation of the rules and assuming they were applied as at 1 January 2013. As at that date Barclays pro forma RWAs on a CRD IV basis would have been estimated at approximately £468bn, with a resultant transitional CET1 ratio of approximately 10.6% and a fully loaded CET1 ratio of approximately 8.2%. Further analysis of the impacts are set out on page 134;

¡

Based on our estimated proforma capital ratios, identified actions and retained earnings, we expect to be in excess of the minimum capital requirements as they are expected to apply over the transitional period and through to the end state position;

¡

The Basel 3 guidelines include a proposed leverage metric to be implemented by national supervisors initially under a parallel run for disclosure purposes only, and migrating to a mandatory limit over a period of five years. Based on our interpretation of the current proposals, the Group’s CRD IV leverage ratio as at 31 December 2012 would be within the proposed limit of 33x, allowing for transitional relief to Tier 1 capital. Further analysis of the impacts are set out on page 134;

¡

The actual impact of CRD IV on capital ratios may be materially different as the requirements and related technical standards have not yet been finalised, for example provisions relating to the scope of application of the CVA volatility charge and restrictions on short hedges relating to insignificant financial holdings. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

130 I

Estimated impact of CRD IV
		Pro forma CET1 Transitional	Pro forma CET1 Fully-loaded
	As at 31 December 2012 £bn	As at 1 January 2013 £bn	As at 1 January 2013 £bn
Core Tier 1 capital (FSA 2009 definition)	42.1	42.1	42.1
IFRS 10 impact (introduced on 1 Jan 2013)	–	(0.4)	(0.4)
Core Tier 1 capital post-IFRS 10 (FSA 2009 definition)	42.1	41.7	41.7

Risk Weighted Assets (RWA) (current Basel 2.5 rules)	387	387	387

Core Tier 1 ratio (Basel 2.5)	10.9%	10.8%	10.8%

CRD IV impact on Core Tier 1 capital:
Adjustments not impacted by transitional provisions
Conversion from securitisation deductions to RWAs		1.0	1.0
Prudential Valuation Adjustment (PVA)		(1.2)	(1.2)
Other		(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles		7.6	–
Expected losses over impairment		0.6	(1.1)
Deferred tax assets deduction		(0.1)	(1.3)
Excess minority interest		–	(0.9)
Debit Valuation Adjustment (DVA)		–	(0.3)
Pensions		–	(0.1)
Gains on available for sale equity and debt		–	0.7
CET1 capital		49.5	38.4

RWAs (post CRD IV)		468	468

CET1 ratio		10.6%	8.2%

Basis of calculation of the impact of CRD IV

CRD IV, models and waivers

¡

The proforma ratios, capital computations and RWAs are based on our interpretation of the draft July 2011 CRD IV rules and best expectation of how these draft rules will be updated for subsequent Basel announcements and EU discussions. They assume that all items in the Internal Model Method application to the FSA are approved, and existing FSA waivers, where such discretion is available under CRD IV, will continue.

Capital resources

¡

Proforma capital numbers at 1 January 2013 are based on 31 December 2012 actuals with an adjustment for IFRS 10 impact (as a result of consolidating some entities that were not previously consolidated and deconsolidating some entities that were previously consolidated);

¡

Transitional CET1 capital is based on application of the CRD IV transitional provisions and FSA guidance dated 26 October 2012 setting out the minimum pace of transitions with certain exceptions set out in the guidance. In line with this guidance, deferred tax assets deduction is assumed to transition in at 10% in 2013. Other deductions (including goodwill and intangibles, expected losses over impairment and DVA) transition in at 0% in 2013, 20% in 2014, 40% in 2015 and so on;

¡

PVA was previously assumed to be subject to transitional treatment. Following FSA guidance, the impact of PVA is now factored into CET1 on inception in full. PVA is subject to final rules to be agreed by the EBA and the impact is currently based on methodology agreed with the FSA;

¡

The draft July 2011 CRD IV rules include the implementation of a capital deduction for financial holdings greater than 10% of CET1 capital, which under Basel 2.5 are subject to equity market risk capital requirements. Under current regulatory rules, the Group’s financial holdings net down to £3.3bn exposure after allowing for permitted economic hedging. The current draft of the CRD IV rules applies a further restriction, where the maturity of the hedging instrument is less than one year, which would result in a higher net position of approximately £10.1bn. This would be in excess of 10% of our CET1 and would result in a capital deduction on a fully loaded basis of approximately £4.6bn at CET1 level and a further deduction of approximately £1.4bn at total capital level. However, we have identified management actions that would be taken in the event that the CRD IV draft requirements remain unchanged, and as a result we are highly confident that no capital deduction would be required; and

¡

Excess minority interest has been calculated on a CRD IV basis and included in our full impact capital base on the assumption that supervisory regimes outside the EU that are implementing Basel 3, and are currently considered equivalent supervisory and regulatory regimes, will continue to be considered equivalent regimes under CRD IV.

I 131

Risk review

Funding risk – Capital continued

RWAs

¡	It is assumed that EU corporates, pension funds and sovereigns are exempt from CVA volatility charge;

¡

It is assumed all central counterparties will implement the Committee on Payment and Settlement Systems’ and the Technical Committee of the International Organization of Securities’ ‘Principles for Financial Market Infrastructures’ and hence will be deemed to be ‘Qualifying’. The final determination of Qualifying status will be made by the appropriate Regulatory Authority;

¡	The pro forma RWA increase from Basel 3 includes 1250% risk weighting of securitisation positions while pro forma capital includes add back of Basel 2 50/50 securitisation deductions;

¡	Pro forma RWAs for definition of default assume that national discretion over 180 days definition of default remains for UK retail mortgages;

¡

‘Other’ CRD IV impact to RWAs include adjustments for withdrawal of national discretion of definition of default relating to non-UK mortgage retail portfolios (£1.4bn), deferred tax assets (£2.3bn), material holdings (£2.3bn), other counterparty credit risk (£6.4bn) and other items; and

¡	RWAs are sensitive to market conditions. Pro forma impact on RWAs for all periods reflects market conditions as at 31 December 2012.

Adjusted gross leverage

Adjusted gross leverage
As at 31 December	2012 £m	2011 £m
Total assets[a]	1,490,321	1,563,527
Counterparty net/collateralised derivatives[b]	(434,527)	(491,716)
Assets held in respect of linked liabilities to customers under investment contracts[c]	(1,494)	(1,681)
Net settlement balances and cash collateral	(71,718)	(61,913)
Goodwill and intangible assets	(7,915)	(7,846)
Adjusted total tangible assets	974,667	1,000,371
Total qualifying Tier 1 capital	51,634	50,473
Adjusted gross leverage	19x	20x
Adjusted gross leverage (excluding liquidity pool)	16x	17x
Ratio of total assets to shareholders’ equity	24x	24x
Ratio of total assets to shareholders’ equity (excluding liquidity pool)	21x	22x

Barclays continues to manage its balance sheet within limits and targets for balance sheet usage. The adjusted gross leverage reduced to 19x as at 31 December 2012 (2011: 20x) principally as a result of an increase in qualifying Tier 1 capital to £51.6bn (2011: £50.5bn), offset by a reduction in adjusted total tangible assets by 2.6% to £975bn. At month ends during 2012 the ratio moved in a range from 19x to 23x (2011: 20x to 23x), with fluctuations arising primarily within collateralised reverse repurchase lending and high quality trading portfolio assets. Significant monthly fluctuations included:

¡	an increase to 23x in April 2012 driven by an increase in reverse repurchase agreements and holdings of trading portfolio assets and a decrease in Tier 1 capital;

¡	a fall in June 2012 to 20x driven by an increase in Tier 1 capital, and decreases in holdings of trading portfolio assets and reverse repurchase agreements; and

¡	a decrease to 19x in December 2012 resulting from decreases in reverse repurchase agreements, holdings of trading portfolio assets and cash and balances at central banks.

Adjusted total tangible assets include cash and balances at central banks of £86.2bn (2011: £106.9bn). Excluding these balances, the balance sheet leverage would be 17x (2011: 18x). Excluding the liquidity pool, leverage would be 16x (2011: 17x).

Notes

a	Includes liquidity pool of £150bn (2011: £152bn).
b	Comprising counterparty netting of £387,672m (2011: £440,592m) and collateral held of £46,855m (2011: £51,124m) as disclosed on page 105.
c	Comprising financial assets designated at fair value and associated cash balances.

132 I

The ratio of total assets to total shareholders’ equity was 24x as at 31 December 2012 (2011: 24x). The ratio moved within a month end range of 24x to 28x (2011: 24x to 28x), driven by trading activity fluctuations noted above and changes in gross interest rate derivatives and settlement balances. Significant drivers of fluctuations other than those noted above comprised:

¡	an increase to 26x in April 2012 due to increases in settlement balances and trading portfolio assets offset by decreases in gross derivative balances;

¡	a further increase to 28x in May 2012 arising from increases in gross derivatives balances and trading portfolio assets; and

¡	decreases to 26x in August 2012 and 24x in December 2012 as a result of decreases in gross derivative balances, trading portfolio assets and in settlement balances.

Group Treasury agrees adjusted tangible asset targets at a segment level to manage the Barclays balance sheet and leverage ratio. The Investment Bank’s adjusted tangible assets are managed and reviewed monthly by the Corporate and Investment Banking Treasury Committee which includes members of Treasury, Finance and the businesses. The Committee agrees limits with each business across the Investment Bank and monitors balance sheet usage against those limits. Businesses were required to manage the balance sheet to defined limits and were not permitted to exceed them without prior approval by nominated Committee members. Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

Implementation of Basel 3 – leverage impacts

Barclays already measures and reports adjusted gross leverage as an internal measure of balance sheet leverage based on adjusted tangible assets divided by qualifying regulatory Tier 1 capital. The business operates within limits and targets for balance sheet usage at a Group and business unit level as part of its balance sheet management activities. As at 31 December 2012, the Group’s adjusted gross leverage was 19x.

CRD IV introduces a non-risk based leverage ratio that is intended to act as a supplementary buffer to the risk based capital requirements. By 1 January 2018 banks will be required to be above the proposed limit of 3% leverage (equivalent to 33x). Prior to that date there are no regulatory requirements to exceed this threshold, but banks will be required to publish their leverage ratio annually in the Pillar 3 disclosures once the rules come into force.

The CRD IV leverage ratios are higher than the adjusted gross leverage ratio, primarily due to the CRD IV ratio excluding netting of settlement balances and cash collateral against derivatives and including off-balance sheet potential future exposures and undrawn commitments, which the adjusted gross leverage ratio (consistent with many other banks’ treatment) does not. The key adjustments to total assets under the CRD IV leverage ratio are as follows:

¡	Netting adjustments: netting permitted for regulatory purposes in relation to derivative and secured financing transaction (SFT) assets against corresponding liabilities;

¡

Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset losses, own paper, cash flow hedge reserve, and pension assets) deducted from the capital measure are also deducted from total assets to ensure consistency between the numerator and denominator of the ratio;

¡

Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation. The final rules with regards to scope of consolidation for leverage purposes are uncertain;

¡

Potential Future Exposure on derivatives: add-on calculated by assigning standardised percentages to underlying values on derivative contracts in accordance with the CRD IV mark-to-market method, which is aimed at creating an assessment of the potential future credit exposure; and

¡

Undrawn Commitments: regulatory add-on relating to off-balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments.

I 133

Risk review

Funding risk – Capital continued

Leverage ratio calculation

To provide an indication of the potential impact on Barclays, we have estimated our pro forma CRD IV leverage ratio as at 31 December 2012. The CRD IV requirements, when implemented, will be based upon a three month average.

CRD IV leverage ratio calculation
As at 31 December 2012		Adjusted gross leverage £m	Proforma CRD IV leverage £m
Cash and balances at central banks		86,175	86,175
Trading portfolio assets		145,030	145,030
Financial assets designated at fair value		46,061	46,061
Derivative financial instruments		469,146	469,146
Loans and advances to banks and customers		466,218	466,218
Reverse repurchase agreements and other similar secured lending		176,956	176,956
Available for sale investments		75,109	75,109
Goodwill and intangible assets		7,915	7,915
Other assets		17,711	17,711
Total assets		1,490,321	1,490,321
Netting adjustments for derivatives and SFTs		(387,672)	(394,908)
Collateral on derivatives		(46,855)	na
Net settlement balances and cash collateral		(71,718)	na
Regulatory deductions and other adjustments		(9,409)	(21,665)
Adjusted total tangible assets		974,667	na
Potential future exposure on derivatives			160,550
Undrawn commitments			179,134
End point CRD IV leverage exposure measure			1,413,433
Transitional adjustments to assets deducted from regulatory Tier 1 Capital			490
Transitional CRD IV leverage exposure measure			1,413,923

Leverage ratio
As at 31 December	Tier 1 capital £m	Leverage	Leverage
CRD IV transitional measure	50,282	28x	3.6%
CRD IV adjusted full end point measure	49,578	29x	3.5%
CRD IV full end point measure	39,983	35x	2.8%
Adjusted gross leverage	51,634	19x	5.3%

CRD IV transitional measure is based on Tier 1 capital, allowing for both transitional treatment of deductions from CET1 and transitional relief for grandfathered ineligible Tier 1 instruments. This is the measure of Tier 1 capital that will apply for capital ratio requirements. Leverage ratio requirements will not be mandatory until 2018.

CRD IV adjusted full end point measure is based on Tier 1 capital, not allowing for transitional treatment of deductions from CET1 but adding back ineligible Tier 1 instruments.

CRD IV full end point measure is based on the fully loaded definition of Tier 1 capital, not allowing for either transitional treatment of deductions from CET1 or transitional relief for grandfathered ineligible Tier 1 instruments. In practice, our expectation is that ineligible Additional Tier 1 capital, which qualifies for grandfathering under the transitional relief, will be replaced with eligible capital over time.

In the event that the July 2011 CRD IV rules relating to maturity restrictions on hedging remain unchanged, the fully loaded Tier 1 capital position would reduce by approximately £4.8bn to £35.2bn, increasing CRD IV leverage to 32x on an adjusted full end point basis and to 40x on a full end point basis. However, we have identified management actions that would be taken in the event that the CRD IV draft requirements remain unchanged, and as a result we are highly confident that no capital reduction would be required.

134 I

Economic capital

Economic capital is an internal measure of the risk profile of the bank expressed as the estimated stress loss at a 99.98% confidence level. Barclays assesses capital requirements by measuring the Group’s risk profile using internally developed models. The Group assigns economic capital primarily within the following risk categories: credit risk, market risk, operational risk, fixed asset risk (property and equipment) and pension risk.

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

Average economic capital allocation by business	£ma,b,c	Average economic capital allocation by risk type	£ma,b,c

Notes

a	Calculated using an adjusted average over the year and rounded to the nearest £50m for presentation purposes.
b	Total period end average economic capital requirement (including pension risk) as at 31 December 2012 stood at £32,050m (2011: £35,800m).
c	Average economic capital charts exclude the economic capital calculated for pension risk (average pension risk for 2012 is £3,300m compared with £2,550m in 2011).
d	Includes transition businesses and capital for central function risk. Also includes the Group’s investment in BlackRock, Inc. which was sold during the second quarter of 2012.
e	Includes credit risk loans.
f	Includes investments in associates, private equity risk, insurance risk, residual value and business risk. Also includes the Group’s investment in BlackRock, Inc. which was sold in during the second quarter of 2012.

I 135

Risk review

Funding risk – Liquidity

All disclosures in this section (pages 136-150) are unaudited and exclude Absa Group unless otherwise stated

Liquidity risk Liquidity risk is the failure to meet obligations leading to an inability to support normal business activity and to meet liquidity regulatory requirements.

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the FSA’s standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group’s funding profile. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk is managed separately at Absa Group due to local currency and funding requirements. For details of liquidity risk management at Absa, see page 147.

For further detail on liquidity risk governance and framework see page 297.

Liquidity risk stress testing

Under the Liquidity Framework, the Group has established the Liquidity Risk Appetite (LRA), which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. It is measured with reference to anticipated stressed net contractual and contingent outflows for a variety of stress scenarios and is used to size the liquidity pool.

Liquidity Risk Appetite

As part of the LRA, the Group runs three primary liquidity stress scenarios, aligned to the FSA’s prescribed stresses:

¡	a three month market-wide stress event;

¡	a one month Barclays-specific stress event; and

¡	a combined one month market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at least 100% of anticipated outflows under each of these stress scenarios. Barclays is primarily focused upon the one month Barclays-specific stress scenario, which results in the greatest net outflows of each of the liquidity stress tests. The combined one month scenario assumes outflows consistent with a firm-specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period.

136 I

Key LRA assumptions include:

Liquidity risk driver	Barclays specific stress
Net wholesale funding outflow	¡ Outflows at contractual maturity of wholesale funding and conduit commercial paper, with no rollover/new issuance; and
¡ Prime Brokerage: 100% loss of excess client derivative margin and 100% loss of excess client cash.
Loss of secured financing and increased haircuts	¡ Loss of repo capacity at contractual maturity date and incremental haircut widening, depending upon collateral type.
Retail and commercial bank deposit outflows	¡ Substantial outflows as Barclays is seen as greater credit risk than competitors.
Intra-day risk	¡ Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed; and
¡ Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.
Intra-group risk	¡ Risk of liquidity within subsidiaries becoming unavailable to the wider Group.
Funding concentration risk	¡ Additional outflows recognised against concentration of providers of wholesale secured financing.
Off-balance sheet risk	¡ Collateral outflows due to market movements, taking account of disputes and mismatches between collateralised and uncollateralised OTC and exchange-traded positions;
¡ Outflow of all collateral owed by Barclays to counterparties but not yet called;
¡ Anticipated increase in the firm’s derivative initial margin requirement in a stressed environment;
¡ Collateral outflows contingent upon a multi-notch credit rating downgrade of Barclays Bank PLC;
¡ Significant drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type; and
¡ Drawdown on retail commitments.
Franchise viability

¡    Barclays liquidity stress testing recognises that it will be necessary to hold additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support the firm’s ongoing franchise (for example, market-making activities).

Mitigating actions	¡ Unencumbered marketable assets that are held outside of the liquidity pool, and that are of known liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

In the summer of 2012, Barclays reduced its risk appetite by tightening limits and extending the time horizon of the LRA. The reduction was a pre-emptive and precautionary measure in response to market conditions and the LIBOR announcement and senior management resignations. No material deterioration in funding conditions materialised.

Liquidity regulation

Since June 2010, the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the FSA. The FSA defines both eligible liquidity pool assets and stress outflows against reported balances.

The Group also monitors its position against anticipated Basel 3 liquidity metrics – the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). The LCR is designed to promote short term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of one year and has been developed to promote a sustainable maturity structure of assets and liabilities.

I 137

Risk review

Funding risk – Liquidity continued

In January 2013, the Basel Committee on Banking Supervision published a revised standard for the LCR. Compared to the previous version of the standard (published by the Basel Committee in December 2010), these revisions result in significantly lower stress requirements and allow for the inclusion in the liquidity pool of an additional category of high-quality liquid assets (referred to as Level 2B assets). Furthermore, the Basel Committee announced that the LCR requirement will be subject to a phase-in period between January 2015 (60% minimum requirement) and January 2019 (100% minimum requirement). The minimum NSFR requirement is to be introduced in January 2018 at 100%.

Based on the revised Basel standards, as at 31 December 2012, Barclays had a surplus to both of these requirements with an estimated Basel 3 LCR of 126% and an estimated Basel 3 NSFR of 104% (2011: 97%)a.

Comparing internal and regulatory liquidity stress tests

The LRA stress scenarios, the FSA ILG and Basel 3 LCR are all broadly comparable short term stress scenarios in which the adequacy of defined liquidity resources is assessed against contractual and contingent stress outflows. The FSA ILG and the Basel 3 LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays LRA	FSA ILG	Basel 3 LCR	Basel 3 NSFR
Time Horizon	1 – 3 months	3 months	30 days	1 year
Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Stable funding resources to stable funding requirements

As at 31 December 2012, the Group held eligible liquid assets significantly in excess of 100% of stress requirements for each of the one month Barclays-specific LRA scenario and the Basel 3 LCR requirement:

Compliance with internal and regulatory stress tests
As at 31 December 2012	Barclays LRA (one month Barclays specific requirement)[b] £bn	Estimated Basel 3 LCR (revised text January 2013) £bn
Total eligible liquidity pool	150	155

Asset inflows	–	18

Stress outflows
Retail and commercial deposit outflows	(29)	(36)
Wholesale funding	(45)	(47)
Net secured funding	(11)	(12)
Derivatives	(10)	(10)
Contractual credit rating downgrade exposure	(13)	(14)
Drawdowns of loan commitments	(6)	(22)
Other	(2)	–
Total stress net cash flows	(116)	(123)
Surplus	34	32
Liquidity pool as a percentage of anticipated net cash flows	129%	126%

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level. Barclays will continue to monitor the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of pool or monetising the pool to meet stress outflows.

Notes

a	Under the previous version of the Basel standards published in December 2010, the Group LCR estimate as at 31 December 2012 was 103% (2011: 82%). Banks employ a wide range of interpretations and assumptions to calculate the Basel liquidity ratios. These interpretations and assumptions are subject to change prior to implementation in January 2015 (LCR) and January 2018 (NSFR). The LCR and NSFR estimates are calculated for the Group on a consolidated basis (including Absa Group), in line with the latest guidance from the Basel Committee. The inclusion of Absa Group in the calculation does not have a significant impact on the estimated ratios.
b	Of the three stress scenarios monitored as part of the LRA, the one month Barclays specific scenario results in the lowest ratio at 129% (2011: 107%). This compares to 141% (2011: 127%) under the three month market-wide scenario and 145% (2011: 118%) under the one month combined scenario.

138 I

Liquidity pool (audited)

The Group liquidity pool is held unencumbered against contractual and contingent stress outflows in the LRA stress tests and is not used to support payment or clearing requirements. As at 31 December 2012, the Group liquidity pool was £150bn (2011: £152bn). During 2012 the month-end liquidity pool ranged from £150bn to £173bn and the month-end average balance was £162bn (2011: £156bn).

Barclays does not include any own-name securities in its liquidity pool.

Composition of the Group liquidity pool as at 31 December 2012 (audited)
	Liquidity pool £bn	Liquidity pool of which FSA eligible £bn	Liquidity pool of which Basel 3 LCR eligible

			Level 1 £bn	Level 2Aa £bn

Cash and deposits with central banks[b]	85	82	82	–

Government bonds[c]
AAA rated	40	39	40	–
AA+ to AA- rated	5	4	5	–
A+ to A- rated	1	–	–	1
Total government bonds	46	43	45	1

Other
Supranational bonds and multilateral development banks	4	4	4	–
Agencies and agency mortgage-backed securities	7	–	5	2
Covered bonds (rated AA- and above)	5	–	–	5
Other	3	–	–	–
Total Other	19	4	9	7

Total	150	129	136	8

The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency
	USD £bn	EUR £bn	GBP £bn	Other £bn	Total £bn
Liquidity pool	26	66	25	33	150

Management of the Group liquidity pool (audited)

The composition of the Group liquidity pool is efficiently managed. The maintenance of the liquidity pool increases the Group’s costs as the interest expense paid on the liabilities used to fund the liquidity pool is greater than the interest income received on liquidity pool assets. This cost can be reduced by investing a greater portion of the Group liquidity pool in highly liquid assets other than cash and deposits with central banks. These assets primarily comprise government bonds and their inclusion in the liquidity pool does not compromise the liquidity position of the Group.

The composition of the liquidity pool is subject to limits set by the Board, Treasury Committee and the independent credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency, asset type and country. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

As at 31 December 2012 the portion of the Group liquidity pool comprised of cash and deposits with central banks reduced to £85bn (2011: £105bn) as a result of a reallocation to government bonds and other highly liquid assets.

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2012, 90% of the liquidity pool was located in Barclays Bank PLC (2011: 94%) and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

For more information on the governance framework for investing the Group liquidity pool see page 297.

Notes

a	The LCR eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as a result.
b	Of which over 95% (2011: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
c	Of which over 80% (2011: over 80%) of securities are comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands.

I 139

Risk review

Funding risk – Liquidity continued

Contingent liquidity

In addition to the Group liquidity pool, Barclays has access to other unencumbered assets which provide a source of contingent liquidity. Whilst these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In either a Barclays-specific or market-wide liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at heavily discounted prices, Barclays could generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

For more detail on the Group’s other unencumbered assets see page 144.

Funding Structure

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (both geographically and by depositor type) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are largely funded by customer deposits. Other assets together with other loans and advances and unencumbered assets, are funded by long term wholesale debt and equity.

Trading portfolio assets and reverse repurchase agreements are largely funded in the wholesale markets by repurchase agreements and trading portfolio liabilities, while derivative assets are largely matched by derivatives liabilities. The liquidity pool is predominantly funded through wholesale markets. These funding relationships are summarised below as of 31 December 2012:

Assets	Liabilities

Customer loans and advances[a]	£364bn

Group liquidity pool	£150bn
Other assets[b]	£163bn
Reverse repurchase agreements and matched assets and liabilities[c]	£347bn

Derivative financial instruments[b]	£466bn

Customer deposits[a]	£336bn
<1 Year wholesale funding	£101bn
>1 Year wholesale funding	£138bn
Equity and other liabilities[b]	£108bn
Repurchase agreements and matched assets and liabilities[c]	£347bn
Derivative financial instruments[b]	£460bn

Deposit funding (including Absa Group; audited)

Deposit Funding[d]
	2012			2011
Funding of loans and advances to customers	Loans and advances to customers £bn	Customer deposits £bn	Loan to deposit ratio %	Loan to deposit ratio %
Retail and Business Banking	232.8	158.4	147	146
Corporate Banking[e]	62.9	97.1	65	83
Wealth and Investment Management	21.2	53.8	39	40
Total funding excluding secured	316.9	309.3	102	111
Secured funding	–	48.8	–	–
Sub-total including secured funding	316.9	358.1	88	101

Retail and Business Banking, Corporate Banking and Wealth and Investment Management[e]	316.9	309.3	102	111
Investment Bank	46.2	26.1	177	138
Head Office and Other Operations	0.8	0.2	–	–
Trading settlement balances and cash collateral	61.8	50.1	123	142
Total	425.7	385.7	110	118

Notes

a	Excluding cash collateral and settlement balances.
b	Absa Group balances other than customer loans and advances of £37bn and customer deposits of £33bn are included in other assets and liabilities.
c	Comprised of reverse repurchase that provide financing to customers collateralised by highly liquid securities on a short term basis or are used to settle short term inventory positions; repo financing of trading portfolio assets and matched cash collateral and settlement balances.
d	Included within Retail and Business Banking, Corporate Banking and the Investment Bank are Absa Group related balances totalling £37bn of loans and advances to customers funded by £33bn of customer deposits.
e	In addition Corporate Banking holds £17.6bn (2011: £17.2bn) loans and advances as financial assets held at fair value.

140 I

The Group loan to deposit ratio as at 31 December 2012 was 110% (2011: 118%).

Retail and Business Banking, Corporate Banking and Wealth and Investment Management activities are largely funded with customer deposits. As at 31 December 2012, the loan to deposit ratio for these businesses was 102% (2011: 111%). The funding gap for these businesses is met using asset backed securities (ABS) and covered bonds secured primarily over customer loans and advances such as residential mortgages and credit card receivables, resulting in a loan to deposit and secured funding ratio of 88% (2011: 101%).

The excess of the Investment Bank’s loans and advances over customer deposits is funded with long term debt and equity. The Investment Bank does not rely on customer deposit funding from Retail and Business Banking, Corporate Banking and Wealth and Investment Management.

As at 31 December 2012, £112bn of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits, there were £3bn of other liabilities insured by governments.

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

Behavioural Maturity Profile (including Absa Group; audited)
	Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Behavioural maturity profile cash outflow/ (inflow)
As at 31 December 2012				Less than one year £bn	Greater than one year £bn

Retail and Business Banking	232.8	158.4	(74.4)	(16.8)	(57.6)
Corporate Banking	62.9	97.1	34.2	11.3	22.9
Wealth and Investment Management	21.2	53.8	32.6	6.9	25.7
Total funding excluding secured	316.9	309.3	(7.6)	1.4	(9.0)
Secured funding	–	48.8	48.8	14.5	34.3
Total Retail and Business Banking, Corporate Banking and Wealth and Investment Management funding	316.9	358.1	41.2	15.9	25.3

The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

Wholesale funding (audited)

Wholesale funding relationships as at 31 December 2012:

Assets	£bn
Trading portfolio assets and other securities	85
Reverse repurchase agreements	132

Reverse repurchase agreements	44

Derivative financial instruments	466

Liquidity pool	150
Other assets[a]	148

Liabilities	£bn
Repurchase agreements	217

Trading portfolio liabilities	44

Derivative financial instruments	460

Less than 1 year wholesale debt	101
Greater than 1 year wholesale debt and equity	197

Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities. Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid. The liquidity pool is largely funded by wholesale debt, the majority of which matures in less than one year. Other assets are largely matched by term wholesale debt and equity.

Note

a	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks funded by greater than one year wholesale debt and equity.

I 141

Risk review

Funding risk – Liquidity continued

Composition of wholesale funding (audited)

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from money markets, repo markets and term investors, across a variety of distribution channels and geographies. The Group is an active participant in money markets, has direct access to US, European and Asian capital markets through its global investment banking operations and long term investors through its clients worldwide. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2012, total wholesale funding outstanding (excluding repurchase agreements) was £240bn (2011: £265bn). £101bn of wholesale funding matures in less than one year (2011: £130bn) of which £18bn relates to term funding (2011: £27bn)a. £138bn of wholesale funding had a residual maturity of over one year (2011: £135bn).

As at 31 December 2012, outstanding wholesale funding comprised £39bn of secured funding (2011: £39bn) and £201bn of unsecured funding (2011: £227bn).

Maturity profile of wholesale funding[b] (audited)

	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than two years £bn	Over two years £bn	Total £bn
Deposits from banks	10.8	8.7	1.5	0.7	21.7	1.6	7.2	30.5
Customer deposits and commercial paper	5.8	23.4	9.0	6.9	45.1	2.0	1.3	48.4
Asset backed commercial paper	2.9	2.5	–	–	5.4	–	–	5.4
Senior unsecured (public benchmark)	3.3	–	–	0.6	3.9	7.8	14.4	26.1
Senior unsecured (privately placed)	0.7	4.1	4.0	5.3	14.1	10.8	38.5	63.4
Covered bonds/ABS	–	0.4	1.3	0.4	2.1	4.7	20.8	27.6
Subordinated liabilities	–	0.6	–	0.1	0.7	–	22.0	22.7
Other[c]	3.8	1.4	1.9	1.2	8.3	1.2	5.9	15.4
Total as at 31 December 2012	27.3	41.1	17.7	15.2	101.3	28.1	110.1	239.5
Of which secured	4.6	4.0	2.4	1.3	12.3	5.2	21.5	39.0
Of which unsecured	22.7	37.1	15.3	13.9	89.0	22.9	88.6	200.5
Total as at 31 December 2011					130.3			265.2
Of which secured					16.9			38.7
Of which unsecured					113.4			226.5

The Group has £63bn of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £49bn as at 31 December 2012 (2011: £22bn).

The average maturity of wholesale funding net of the liquidity pool was at least 61 months (2011: 58 months).

Notes

a	Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than one year. In addition, as at 31 December 2012, £3bn of these instruments were not counted towards term financing as they had an original maturity of less than one year.
b	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s FLS. Included within deposits from banks are £6.7bn of liabilities drawn in the European Central Bank’s three year LTRO.
c	Primarily comprised of fair value deposits (£7.1bn) and secured financing of physical gold (£6.0bn).

142 I

Currency composition of wholesale debt

As at 31 December 2012, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funds
	USD %	EUR %	GBP %	Other %
Deposits from banks	11	51	30	8
Customer deposits and commercial paper	50	30	20	–
Asset backed commercial paper	78	13	9	–
Senior unsecured	27	37	16	20
Covered bonds/ABS	22	58	19	1
Subordinated liabilities	28	24	47	1
Total as at 31 December 2012	31	38	22	9
Total as at 31 December 2011	27	42	17	14

To manage cross-currency refinancing risk Barclays manages to foreign exchange cash-flow limits, which limit risk at specific maturities.

Term financing (audited)

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During 2012 the Group issued approximately £28bn of term funding, comprising:

¡	£3.4bn equivalent of public benchmark senior unsecured debt;

¡	£6.2bn equivalent of net privately placed senior unsecured debt;

¡	£16.8bn equivalent of secured debt; and

¡	£1.9bn of subordinated debt.

Included within secured funding issued during 2012 is £6bn of funding raised through participation in the Bank of England’s FLS.

Subordinated debt issued during 2012 comprises a Tier 2 issue of £1.9bn equivalent of contingent capital notes which includes a write-off feature should the Group’s Core Tier 1 or CET1 capital, as appropriate, fall below 7%.

As previously disclosed, in addition to the above issuance, Euro funding gaps in Spain and Portugal were reduced through accessing €8.2bn of the European Central Bank’s three year LTRO in February 2012 (see page 118 for more detail of Eurozone balance sheet redenomination risk).

Funding plan

Barclays maintains a long term strategic funding plan, designed to reduce structural funding risk and optimise interest costs.

Total 2012 issuance was sufficient to cover the Group’s needs for 2012 and also to pre-fund a large portion of the Group’s needs for 2013.

The Group’s needs in 2012 were significantly lower than the £27bn of term funding maturing in that year due to the improvement in the customer loan to deposit ratio and a reduction in legacy assets.

The Group has £18bn of term debt maturing in 2013 and a further £24bn maturing in 2014. However, with expected deposit growth and reduction in legacy assets, funding needs are likely to be lower. The Group continues to recognise the importance of a diversified funding base, and therefore monitors opportunities across a variety of funding markets.

I 143

Risk review

Funding risk – Liquidity continued

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar secured borrowing and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures.

Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations. Over the last 18 months the proportion of term funding requirements met with secured funding has increased, resulting in an increase in the encumbrance of loans and advances to customers. We expect to moderately increase encumbrance of loans and advances to customers through additional term secured funding in the Group’s Funding Plan, however, this is not expected to materially impact the overall proportion of assets that are encumbered.

As at 31 December 2012, only £231bn of the Group’s balance sheet assets were encumbered (excluding reverse repurchase agreements), which primarily related to firm financing of trading portfolio assets and other securities and to funding secured against loans and advances to customers. In addition, £308bn of the total £359bn securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which relates to matched-book activity where reverse repurchase agreements are matched by repurchase agreements entered into to facilitate client activity. The remainder relates primarily to reverse repurchases used to settle trading portfolio liabilities as well as collateral posted against derivatives margin requirements.

Asset encumbrance

			Unencumbered assets
	Assets	Encumbered assets[a]	Readily available[b]	Other[c]
On-balance sheet	£bn	£bn	£bn	£bn
Cash and balances at central banks	84.6	–	82.1	2.5
Trading portfolio assets	142.0	85.0	54.6	2.4
Financial assets at fair value[d]	37.1	8.1	6.9	22.1
Available for sale investments	70.3	12.3	58.0	–
Loans and advances to banks[e]	16.0	–	–	16.0
Loans and advances to customers[e]	327.7	72.9	40.4	214.4
Other (incl. derivatives)	489.0	–	–	489.0
Cash collateral and settlement balances	85.1	52.5	–	32.6
Total on-balance sheet (excl. reverse repurchase agreements)	1,251.8	230.8	242.0	779.0

Off-balance sheet

	Collateral received	Collateral received of which on-pledge	Unencumbered assets
			Readily available[b]	Other[c]
	£bn	£bn	£bn	£bn
Fair value of securities accepted as collateral	359.1	308.0	51.1	–
Total unencumbered collateral			293.1	779.0

Of the £1,072bn total unencumbered assets, £293bn are classified as readily available for use as collateral. This includes cash and securities held in the Group liquidity pool as well as additional unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

Unencumbered assets not classified as readily available for use as collateral consist primarily of derivatives and loans and advances to customers. Loans and advances to customers are only classified as readily available if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions. All other loans and advances are conservatively classified as not readily available, however a proportion would be suitable for use in secured funding structures.

Notes

a	Encumbered assets have been identified via the Group’s assets pledged process. For securities and commodities assets are considered encumbered if there has been legal title transfer against repurchase, stock lending and other similar secured borrowing agreements, trading portfolio liabilities or derivatives margin. Encumbered loans and advances have been identified where assets are pledged against external securitisations or covered bonds or have been used in external repurchase or other similar agreements with market counterparts or central banks. Additionally, encumbered assets include cash collateral posted. Encumbered assets do not include assets which may have been pledged for other reasons and does not include client activity.
b	Readily available assets are those on and off-balance sheet assets that have not been identified as encumbered and are in transferable form.
c	Other unencumbered cash and balances at central banks represents required central bank reserves.
d	Excluding reverse repurchase agreements at fair value.
e	Excluding cash collateral and settlement balances.

144 I

Encumbrance of loans and advances

Barclays issues ABS, covered bonds and other similar secured instruments that are secured primarily over customer loans and advances. Notes issued from these programmes are also used in repurchase agreements with market counterparts and in central bank facilities. Barclays also utilises loan collateral in central bank facilities in non-securitised form.

The Group currently manages four primary on balance sheet asset-backed funding programmes to obtain term financing for mortgage and credit card lending. The UK regulated covered bond and the residential mortgage master trust securitisation programmes both utilise assets originated by the Group’s UK residential mortgage business. The other programmes are credit card master trust securitisations and use receivables from the Group’s UK and US credit card businesses. The programmes utilise true sale mechanics to transfer the title of the loan assets from Barclays Bank PLC (BBPLC) to insolvency remote special purpose vehicles. These programmes initially transfer the respective assets by way of a beneficial transfer of the assets. However, should there be a ‘perfection’ event (including, amongst other things, the insolvency of BBPLC or BBPLC not maintaining the appropriate credit rating required by the relevant rating agency), then legal transfer of the assets would occur.

As at 31 December 2012, £98bn of customer loans and advances were transferred to these and other asset backed funding programmes or utilised to secure funding from central bank facilities. These assets were used to support £27bn of externally issued notes and a further £31bn of retained notes and non-securitised loan collateral used in repurchase agreements with market counterparts and at central bank facilities. Inclusive of required over-collateralisation of £15bn, a total of 17% of total loans and advances to customers were used to secure external funding via these programmes.

In addition, as at 31 December 2012 the Group had £15bn of excess collateral within its asset backed funding programmes that can readily be used to raise additional secured funding and support future issuance. A portion of retained notes are also available to raise secured funding.

Encumbrance of customer loans and advances

		Notes issued
As at 31 December 2012	Assets[a] £bn	Externally issued notes £bn	Other secured funding[b] £bn	Retained £bn
Mortgages (residential mortgage backed securities)	34.1	5.1	19.6	3.8
Mortgages (covered bonds)	29.9	16.2	1.9	–
Mortgages (loans)[c]	14.2	–	7.3	–
Credit cards	12.9	5.5	–	1.0
Corporate loans	2.5	0.2	1.1	3.1
Other[d]	4.8	–	1.2	3.1
Total	98.4	27.0	31.1	11.0

Repurchase agreements and reverse repurchase agreements

Barclays enters into repurchase and other similar secured borrowing agreements to finance its trading portfolio assets. The majority of reverse repurchase agreements are matched by offsetting repurchase agreements entered into to facilitate client activity. The remainder are used to settle trading portfolio liabilities.

Due to the high quality of collateral provided against secured financing transactions, the liquidity risk associated with this activity is significantly lower than unsecured financing transactions. Nonetheless, Barclays manages to gross and net secured mismatch limits to limit refinancing risk under a severe stress scenario and a portion of the Group’s liquidity pool is held against stress outflows on these positions. The Group secured mismatch limits are calibrated based on market capacity, liquidity characteristics of the collateral and risk appetite of the Group.

The cash value of repurchase and reverse repurchase transactions will typically differ from the market value of the collateral against which these transactions are secured by an amount referred to as a haircut (or overcollateralisation). Typical haircut levels vary depending on the quality of the collateral that underlies these transactions. For transactions secured against highly liquid collaterale, lenders demand relatively small haircuts (typically ranging from 0-2%). For transactions secured against less liquid collateral, haircuts vary by asset class (typically ranging from 5-10% for corporate bonds and other less liquid collateral).

As at 31 December 2012, the significant majority of repurchase activity related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity. However, 75% of matched-book activity is against highly liquid collateral and where against less liquid collateral net repurchase maturities are managed to longer-tenors.

Notes

a	Includes £3bn of cash reserves supporting secured funding vehicles.
b	Comprised of bilateral repurchase agreements, collateral swaps and participation in central bank facilities.
c	For mortgage loan collateral, assets reflects the value of collateral pledged and other secured funding reflects the liquidity value obtained.
d	Primarily comprised of local authority covered bonds and export credit agency guaranteed loan collateral.
e	Highly liquid assets include government bonds, agency securities and mortgage backed securities. Less liquid assets include asset backed securities, corporate bonds, equities and other.

I 145

Risk review

Funding risk – Liquidity continued

Net matched book activity[a]
Negative number represents net repurchase agreement (net liability)	Less than one month £bn	One month to three months £bn	Over three months £bn
Highly liquid[b]	(14.1)	6.6	7.5
Less liquid[b]	5.7	(1.7)	(4.0)
Total	(8.4)	4.9	3.5

The residual repurchase agreement activity is the firm-financing component and reflects Barclays funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature. However, 74% of firm-financing activity was secured against highly liquid assets and the weighted average maturity of firm-financing activity secured against less liquid assets was 98 days.

Firm financing repurchase agreements
	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn
Highly liquid[b]	66.8	6.5	2.9	76.2
Less liquid[b]	16.0	4.3	6.0	26.3
Total	82.8	10.8	8.9	102.5

Credit Ratings

In addition to monitoring and managing key metrics related to the financial strength of Barclays, we also subscribe to independent credit rating agency reviews by Standard & Poor’s, Moody’s, Fitch and DBRS. These ratings assess the credit worthiness of Barclays and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance.

A credit rating downgrade could result in contractual outflows to meet collateral requirements on existing contracts. Outflows related to a multiple-notch credit rating downgrade are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

Credit Ratings As at 31 December 2012	Standard & Poor’s	Moody’s	Fitch	DBRS
Barclays PLC
Long Term	A (Negative)	A3 (Negative)	A (Stable)	n/a
Short Term	A-1	P-2	F1	n/a
Barclays Bank PLC
Long Term	A+ (Negative)	A2 (Negative)	A (Stable)	AA (Negative)
Short Term	A-1	P-1	F1	R-1 (High)

During 2012, Barclays Bank PLC rating was downgraded by Moody’s, from Aa3/P-1 to A2/P-1, as a result of the agency’s rating repositioning of banks and securities firms with global capital market operations, and by DBRS, from AA High/ R-1 High to AA/R-1 High, as the result of the resignation of senior management during the summer. Barclays was fully reserving for maximum contractual outflows as a result of the ratings actions in the liquidity pool. There has been no significant change in deposit funding or wholesale funding in relation to the rating actions.

Further credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts. The below table shows contractual collateral requirements following one and two notch long term and associated short term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Notes

a	Includes collateral swaps.
b	Highly liquid assets include government bonds, agency securities and mortgage-backed securities. Less liquid assets include asset-backed securities, corporate bonds, equities and other.

146 I

Contractual credit rating downgrade exposure (cumulative cash flow)
	Cumulative cash outflow
As at 31 December 2012	One-notch downgrade £bn	Two-notch downgrade £bn
Securitisation derivatives	5	7
Contingent liabilities	7	7
Derivatives margining	–	1
Liquidity facilities	1	2
Total contractual funding or margin requirements	13	17

Liquidity Management at Absa Group (audited)

Liquidity risk is managed separately at Absa Group due to local currency, funding and regulatory requirements.

In addition to the Group liquidity pool, as at 31 December 2012, Absa Group held £4.6bn of liquidity pool assets against Absa-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills.

The Absa loan to deposit ratio as at 31 December 2012 was 112% (2011: 115%). The improvement in the loan to deposit ratio was driven by a reduction in loans and advances as a result of exchange rate movements combined with lower demand for credit across the South African economy in general, as well as a continued focus on ensuring that high credit standards continue to be applied. Absa has also seen an increase in the term of customer deposits over the period.

As at 31 December 2012, Absa had £12bn of wholesale funding outstanding (2011: £15bn), of which £6bn matures in less than 12 months (2011: £9bn). Issuance of term debt during 2012 included £0.5bn of senior unsecured debt and £0.4bn of subordinated debt, further extending the term and diversity of the funding base.

Contractual maturity of financial assets and liabilities (audited)

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Such information is used (among other things) as the basis for modelling a behavioural balance sheet, for input into the liquidity framework, as discussed above.

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

I 147

Risk review

Funding risk – Liquidity continued

Contractual maturity of financial assets and liabilities (including Absa Group; audited)
As at 31 December 2012	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	42,419	43,756	–	–	–	–	–	–	86,175
Items in the course of collection from other banks	1,225	231	–	–	–	–	–	–	1,456
Trading portfolio assets	145,030	–	–	–	–	–	–	–	145,030
Financial assets designated at fair value	1,268	15,672	772	1,225	2,054	3,354	1,861	18,592	44,798
Derivative financial instruments	465,346	169	49	56	355	1,993	717	461	469,146
Loans and advances to banks	4,646	32,788	236	967	933	288	172	459	40,489
Loans and advances to customers	37,479	76,288	7,971	17,243	26,789	74,479	64,467	121,013	425,729
Reverse repurchase agreements and other similar secured lending	36	166,029	8,135	2,457	66	199	12	22	176,956
Available for sale financial investments	333	4,338	2,770	9,955	10,805	19,408	15,189	12,311	75,109
Other financial assets	–	1,615	–	–	386	–	–	–	2,001
Total financial assets	697,782	340,886	19,933	31,903	41,388	99,721	82,418	152,858	1,466,889
Other assets									23,432
Total assets									1,490,321
Liabilities
Deposits from banks	8,619	57,099	1,664	844	1,617	5,925	229	1,013	77,010
Items in the course of collection due to other banks	1,449	124	–	–	–	–	–	–	1,573
Customer accounts	255,747	90,490	9,810	12,954	11,148	2,790	1,981	787	385,707
Repurchase agreements and other similar secured borrowing	394	207,312	4,538	3,742	47	1,309	–	–	217,342
Trading portfolio liabilities	44,794	–	–	–	–	–	–	–	44,794
Financial liabilities designated at fair value	1,434	7,882	6,278	7,178	11,977	23,037	10,145	8,855	76,786
Derivative financial instruments	459,334	63	32	48	333	844	1,074	740	462,468
Debt securities in issue	1,523	38,850	10,796	9,128	16,388	28,011	12,208	2,677	119,581
Subordinated liabilities	–	877	–	92	363	2,240	11,883	8,563	24,018
Other financial liabilities	–	4,080	–	–	641	–	–	–	4,721
Total financial liabilities	773,294	406,777	33,118	33,986	42,514	64,156	37,520	22,635	1,414,000
Other liabilities									13,364
Total liabilities									1,427,364
Cumulative liquidity gap	(75,512)	(141,403)	(154,588)	(156,671)	(157,797)	(122,232)	(77,334)	52,889	62,957

148 I

Contractual maturity of financial assets and liabilities (including Absa Group; audited)
As at 31 December 2011	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	58,317	48,577	–	–	–	–	–	–	106,894
Items in the course of collection from other banks	1,188	624	–	–	–	–	–	–	1,812
Trading portfolio assets	152,183	–	–	–	–	–	–	–	152,183
Financial assets designated at fair value	802	4,257	1,046	1,725	1,812	4,355	2,532	19,118	35,647
Derivative financial instruments	535,306	122	109	188	64	1,389	904	882	538,964
Loans and advances to banks	6,133	35,730	2,047	827	1,211	753	326	419	47,446
Loans and advances to customers	43,523	74,024	8,124	16,583	26,882	78,404	61,784	122,610	431,934
Reverse repurchase agreements and other similar secured lending	24	141,751	7,674	3,423	374	128	133	158	153,665
Available for sale investments	360	10,423	4,798	4,047	3,710	20,827	12,392	11,934	68,491
Other financial assets	–	1,978	–	–	640	–	–	–	2,618
Total financial assets	797,836	317,486	23,798	26,793	34,693	105,856	78,071	155,121	1,539,654
Other assets									23,873
Total assets									1,563,527
Liabilities
Deposits from banks	7,866	79,507	880	896	351	1,283	333	–	91,116
Items in the course of collection due to other banks	965	4	–	–	–	–	–	–	969
Customer accounts	213,927	119,010	8,839	11,568	3,774	5,408	2,206	1,300	366,032
Repurchase agreements and other similar secured borrowing	23	196,066	9,356	1,554	72	183	36	2	207,292
Trading portfolio liabilities	45,887	–	–	–	–	–	–	–	45,887
Financial liabilities designated at fair value	1,525	11,743	4,033	11,077	8,391	27,718	11,511	10,318	86,316
Derivative financial instruments	524,551	345	146	44	63	1,078	592	1,091	527,910
Debt securities in issue	75	52,189	13,084	7,803	8,848	28,727	13,235	5,775	129,736
Subordinated liabilities	–	78	–	115	855	741	13,403	9,678	24,870
Other financial liabilities	–	3,629	–	–	1,594	–	–	–	5,223
Total financial liabilities	794,819	462,571	36,338	33,057	23,948	65,138	41,316	28,164	1,485,351
Other liabilities									12,980
Total liabilities									1,498,331
Cumulative liquidity gap	3,017	(142,068)	(154,608)	(160,872)	(150,127)	(109,409)	(72,654)	54,303	65,196

Expected maturity dates do not differ significantly from the contract dates, except for:

¡

Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by the Investment Bank, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology;

¡

Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type (see Behavioural Maturity Profile on page 141); and

¡	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

I 149

Risk review

Funding risk – Liquidity continued

Contractual maturity of financial liabilities on an undiscounted basis (audited)

The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values).

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

Contractual maturity of financial liabilities – undiscounted (including Absa Group; audited)
	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
As at 31 December 2012
Deposits from banks	8,619	59,675	7,629	1,267	77,190
Items in the course of collection due to other banks	1,449	124	–	–	1,573
Customer accounts	255,747	113,516	14,492	3,624	387,379
Reverse repurchase agreements and other similar secured lending	394	215,599	1,357	–	217,350
Trading portfolio liabilities	44,794	–	–	–	44,794
Financial liabilities designated at fair value	1,434	21,380	35,753	24,301	82,868
Derivative financial instruments	459,334	144	1,193	2,079	462,750
Debt securities in issue	1,523	60,396	46,742	16,566	125,227
Subordinated liabilities	–	1,948	6,284	24,266	32,498
Other financial liabilities	–	4,080	641	–	4,721
Total financial liabilities	773,294	476,862	114,091	72,103	1,436,350
Off-balance sheet items
Loan commitments	121,522	42,587	78,962	4,996	248,067
Other commitments	170	714	110	50	1,044
Total off-balance sheet items	121,692	43,301	79,072	5,046	249,111
Total financial liabilities and off-balance sheet items	894,986	520,163	193,163	77,149	1,685,461

At 31 December 2011
Deposits from banks	7,866	81,308	1,651	409	91,234
Items in the course of collection due to other banks	965	4	–	–	969
Customer accounts	213,927	139,617	9,418	5,659	368,621
Reverse repurchase agreements and other similar secured lending	23	207,000	257	41	207,321
Trading portfolio liabilities	45,887	–	–	–	45,887
Financial liabilities designated at fair value	1,525	28,147	39,459	30,743	99,874
Derivative financial instruments	524,551	828	1,512	2,333	529,224
Debt securities in issue	75	74,953	40,983	21,754	137,765
Subordinated liabilities	–	1,002	4,456	27,584	33,042
Other financial liabilities	–	3,629	1,594	–	5,223
Total financial liabilities	794,819	536,488	99,330	88,523	1,519,160
Off-balance sheet items
Loan commitments	223,622	12,071	3,548	1,125	240,366
Other commitments	364	793	198	6	1,361
Total off-balance sheet items	223,986	12,864	3,746	1,131	241,727
Total financial liabilities and off-balance sheet items	1,018,805	549,352	103,076	89,654	1,760,887

150 I

Risk review

Operational risk

All disclosures in this section are unaudited

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

The Principal Risk comprises the following Key Risks: CyberSecurity risk, External suppliers, Fraud, Financial reporting, Information, Legal, Product, Payments, People, Premises and security, Regulatory, Taxation, Technology and Transaction operations. For definitions of these key risks see page 302.

For more information on Legal, Regulatory and Taxation risks please see pages 76, 77 and 79.

Operational risk profile

The Barclays operational risk profile in 2012 was dominated by the regulatory penalties in respect of LIBOR and EURIBOR submissions (£290m) and provisions for PPI (£1.6bn) and interest rate hedging product redress (£850m).

Within operational risk a high proportion of risk events have a low associated financial cost and a very small proportion of operational risk events will have a material impact on results of operations and financial conditions of the Group. In 2012 74.7% of the Group’s net operational risk losses had a value of £50,000 or less (2011: 70.4%) and accounted for only 1.3% of the Group’s total net loss impact. The analysis below presents Barclays operational risk events by Basel 2 category. There has been an increase in the proportion of losses by amount within the Clients, products and business practices category to 92.2% (2011: 65.9%), driven by penalties relating to the industry-wide investigation into the setting of interbank offered rates, provisions for PPI and interest rate hedging product redress. In 2012, Execution, delivery and process management (46.1%) and External fraud (40.8%) remain the categories with the highest frequency of events. Execution, delivery and process management events are common to the banking industry where high volumes of transactions are processed on a daily basis. These are often fully or partially recovered, resulting in low value net losses. High volume, low value external fraud events are also consistent with industry experience, driven by debit and credit card fraud. These remained within the expected levels during 2012.

The Group’s operational risk profile is informed by bottom-up risk assessment by business unit and top-down qualitative review from the Operational Risk Committee. This continues to highlight Clients, products and business practices as a key operational risk exposure. CyberSecurity risk is an area identified for increased focus which has driven the introduction of a new key risk category and impacts business disruption and system failures and external fraud risk events.

For further information see Risk management section (pages 274-303).

Operational risk events by risk category % of total risk events by count	Operational risk events by risk category % of total risk events by value

I 151

Risk review

Reputation risk

All disclosures in this section are unaudited

Reputation risk Reputation risk is the risk of damage to Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.

Such damage reduces, directly or indirectly, the attractiveness of Barclays to stakeholders and may lead to negative publicity; loss of revenue; litigation; regulatory or legislative action; loss of existing and potential client business; reduced workforce morale; and difficulties in recruiting talent. Sustained reputational damage could have a materially negative impact on our licence to operate and destroy significant shareholder value.

Reputation risk is broadly triggered by failure to comply with either stated or expected norms in two ways:

¡	As an additional consequence of not applying other risk controls; and

¡

As a consequence of otherwise inappropriate behaviour, where there is no breach of control, law or regulation, but the decision or behaviour is generally regarded as unethical or inconsistent with our values.

Assessments of reputation risk cannot be static as they are driven by evolving norms and are composed of risks that can take numerous diverse forms. For example, risk can arise from:

¡	Association with controversial clients or sectors: for example, if Barclays provided funding or services to a client connected with (or perceived to be connected with) controversial activities;

¡	Operating or doing business in an inappropriate manner: for example, if Barclays paid bribes to secure commercial advantages; and

¡

Past, present or potential failures in corporate governance or management: for example, if Barclays provided funding or services to clients without fully implementing anti-money laundering precautions.

Managing reputation risk on a day-to-day basis is the direct responsibility of the individuals involved in making commercial decisions in their respective businesses or functions. Every member of staff must take responsibility, so the foundation of our approach is to clearly establish our goal, purpose and values and ensure that all individuals across the organisation deliver in a way consistent with that culture.

Where individuals are confronted by a decision which appears to have wider reputational consequences, they will be supported by a clear set of rules and processes that provide a clear articulation of the expectations for how people should identify and manage risk consistently, including how to escalate the issue.

Recognising that Barclays has one global brand, management of reputation risk cannot be ring-fenced and allocated to a single global ‘owner’. However, where truly difficult decisions with the potential to materially affect the Bank are escalated, they will be dealt with by a committee of senior executives (Barclays Reputation Council).

In 2012, Barclays experienced a number of reputation-impacting events. Many of these events were the result of prior years’ decisions and behaviours, and included executive remuneration, the industry-wide investigation into the setting of interbank offered rates such as LIBOR, and the mis-selling of PPI to consumers and interest rate hedging products to business customers.

We sought to manage the impact of these events to restore trust in Barclays. In addition, as part of our Transform Programme, we have tried to learn from these events and understand their drivers so that we can better prevent events going forward. Key lessons and areas where we will continue to make improvements include:

¡	Visibly principled leadership;

¡	Values-based assessment and rewards;

¡	Strong and integrated governance; and

¡	Broad, active and on-going bilateral stakeholder engagement.

Barclays began to revise its approach to reputation risk comprehensively and holistically in 2012. In order to strengthen the governance relating to reputation matters, we have recategorised reputation risk as a new Principal Risk and have created a Board Conduct, Reputation and Operational Risk Committee in 2013. The Barclays Reputation Council created a Bank wide Reputation Risk Control Framework and Reputation Risk Impact/ Control Policy, both of which were approved by the Board. The Council has also delivered training on reputation risk to senior executives across the bank to ensure the knowledge and culture is embedded.

We will continue to strengthen foundations, enhance governance and improve proactive risk identification/remediation throughout 2013.

152 I

Risk review

Conduct risk

All disclosures in this section are unaudited

Conduct risk

Conduct risk is the risk that detriment is caused to the Bank, our customers, clients or counterparties because of the inappropriate execution of our business activities.

During 2012 there were a number of conduct risk issues affecting the group, as set out under legal risk and regulatory risk in the risk factors section on pages 76-77.

In response, during 2013 we have specifically recategorised conduct risk as a Principal Risk which will be under the supervision of Sir Hector Sants, Head of Compliance and Government and Regulatory Relations. In order to strengthen the governance relating to conduct matters we have created a Board Conduct, Reputation and Operational Risk Committee. The Committee meets quarterly under the auspices of the Chairman of the Group. We will also establish a management committee to focus on conduct risk.

In addition the restructuring of the FSA has led to a focus on conduct risk. This is intended to go beyond the previous focus on compliance with rules, on process and on treating customers fairly, to embrace a holistic approach of how a firm organises itself and does business in order to ensure good customer outcomes.

The FSA and, from 1 April 2013 the Financial Conduct Authority (FCA), expects regulated firms to be able to focus holistically on conduct risk and to report internally to management and to regulators on conduct risk which the FCA will assess through the Firm Systematic Framework. This necessitates a new approach and Barclays has proactively initiated a number of initiatives in order to ensure that it both meets business needs and the expectations of regulators and other stakeholders.

We will continue developing our definition and standard of conduct risk and building out and embedding a new framework for conduct risk management and have established a group wide programme to deliver this outcome. The programme has Executive Committee sponsorship from the Head of Compliance and Regulatory and Government Relations. The components of the programme include:

¡	Design and rollout: design and embedding of a new conduct risk Principal Risk in accordance with the group principal risks policy;

¡

Strategy and management information: assessing how best to feed conduct risk appetite into strategic decision-making and developing management information to support decision-making and facilitate the monitoring of the conduct risk profile against appetite; and

¡	Conduct risk assessment: assessing the current state of controls within each business to capture what we do well and identify where we must improve.

The programme will look to build on and enhance the work already done in this area, for example the focus on treating customers fairly and complaints handling. It will also take account of emerging regulatory developments following the legal creation of the FCA.

I 153

Risk management

Supervision and regulation

All disclosures in this section (pages 154 to 160) are unaudited

Supervision of the Group

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business. These apply to business operations and affect financial returns and include reserve and reporting requirements and prudential and conduct of business regulations. These requirements are set by the relevant central banks and regulatory authorities that supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, among others, the Basel Committee on Banking Supervision and the International Organisation of Securities Commissions. They also reflect requirements of or derived from EU legislation.

In the UK, until 31 March 2013, the Financial Services Authority (FSA) remains the independent body responsible for the regulation and supervision of deposit taking, life insurance, home mortgages, general insurance and investment business.

Following the passage of the Financial Services Act 2012, the Bank of England will have responsibility for monitoring the financial system as a whole and the system of regulation in the UK will be reorganised. From 1 April 2013, the regulation and supervision of the Group will be divided between the Prudential Regulation Authority (PRA) – which is established as a subsidiary of the Bank of England – and the Financial Conduct Authority (FCA). In addition, the Financial Policy Committee (FPC) of the Bank of England will have significant influence on the prudential requirements that may be imposed on the banking system. It is also intended that it will have a number of macro-prudential tools at its disposal that may be used to vary the prudential requirements to which the Group is subject, including the power to vary the counter-cyclical capital buffer and to vary sectoral capital requirements. Further details on the reform of regulation in the UK can be found below.

The Financial Services and Markets Act 2000 (FSMA) as amended remains the principal statute under which financial institutions are regulated in the UK. Barclays Bank PLC is authorised under the FSMA to carry on a range of regulated activities within the UK and is subject to consolidated prudential supervision by the FSA and, from 1 April, by the PRA. In its role as supervisor, the FSA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The FSA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. This will remain the case under the PRA.

Firms are subject to a rolling programme of continuous, intensive and intrusive engagement on prudential and conduct matters. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, liquidity and rules of business conduct. From 1 April 2013, the regulation and supervision of conduct matters will be assumed by the FCA.

The Banking Act 2009 (the Banking Act) provides a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK, in consultation with the FSA and HM Treasury as appropriate. Under the Banking Act, these authorities are given powers, including (a) the power to make share transfer orders pursuant to which all or some of the securities issued by a UK bank may be transferred to a commercial purchaser or the UK government; and (b) the power to transfer all or some of the property, rights and liabilities of a UK bank to a commercial purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. From 1 April 2013, certain of these powers will be extended to companies within the same group as a UK bank. The Banking Act also gives the authorities powers to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation.

The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect. In addition, the Banking Act gives the Bank of England statutory responsibility for financial stability in the UK and for the oversight of payment systems.

The Financial Services Act 2010, among other things, requires the UK regulator to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with both effective risk management and the standards issued by the Financial Stability Board. The FSA is mandated to make rules that require authorised firms (or a subset of authorised firms) to draw up recovery and resolution plans and to consult with HM Treasury and the Bank of England on the adequacy of firms’ plans. This Act also allows the FSA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements that may have created consumer detriment.

In addition to establishing the FPC, PRA and FCA, the Financial Services Act 2012 among other things, clarifies responsibilities between HM Treasury and the Bank of England in the event of a financial crisis by giving the Chancellor of the Exchequer powers to direct the Bank of England where public funds are at risk and there is a serious threat to financial stability; it establishes the objectives and accountabilities of the new regulatory bodies; amends the Threshold Conditions for authorisation; and gives the new bodies additional powers, including powers of direction over the unregulated parent undertakings (such as Barclays PLC) where this is necessary to ensure effective consolidated supervision of the Group; and a power for the FCA to make temporary product intervention rules for a maximum period of six months, if necessary without consultation. The Act also gives the FCA the power to set rules in relation to the setting of benchmarks and creates a new criminal offence relating to the making of a false or misleading statement, or the creation of a false or misleading impression, in connection with the setting of a benchmark.

154 I

Following the financial crisis and the failure of a number of financial institutions, the FSA has paid particular attention to compliance with rules on client money and assets, and developing further policy and rules in this area. In January 2011, Barclays Capital Securities Limited (BCSL) was subject to an FSA fine for breaches of the client money and assets (CASS) segregation rules. Specifically, BCSL failed to segregate client monies placed on GBP money market deposits intra-day in a segregated trust account. Throughout the relevant period the funds were segregated overnight but on an intra-day basis client money was co-mingled with firm money for between five and seven hours each day. Upon discovery of the intra-day segregation issue BCSL corrected the situation promptly.

BCSL also undertook a wider CASS review in 2010 and implemented a remediation plan to address the issues identified in that review which included:

–	Enhancements to the client documentation and static data control framework: enhancements were made to the contractual and static data control framework to provide for systemic and centralised capture of the relevant contractual client money and custody terms and alignment to downstream calculation, segregation and reconciliation processes.

–	An exercise was undertaken to align the client money contractual terms within the Terms of Business with the operational segregation practices and where required enter into supplemental or amended contracts with clients to clarify the basis upon which the monies and/or assets that they place with Barclays are held.

–	Increased automation of the client money calculation and reconciliation practices: BCSL has introduced an automated client money system which has significantly reduced the level of manual processing involved in the client money calculation and segregation procedures and enhanced the available audit trail to inform the daily assurance processes.

–	Increased clarity and transparency of CASS Policies, Procedures and Roles and Responsibilities: a CASS oversight officer has been appointed and a formal organisational structure (including roles and responsibilities) covering CASS requirements has been agreed and implemented across relevant business and infrastructure areas. Awareness of CASS and the application to the firm’s business activities has been enhanced through the introduction of a mandatory structured training course for those involved in CASS Processing and the development of detailed operational policies and procedures.

–	Enhanced Governance and Oversight Controls: a formal Governance, Control and Oversight committee structure with formal reporting obligations into the firm’s central governance framework has been established.

A CASS specialist team has been established within the Operational Regulatory Control team and ongoing CASS quality assurance and incident management and reporting processes have been established and implemented.

This CASS remediation plan has been completed.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme – FSCS) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other currencies are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results. Further details can be found in Note 28 on page 241.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission, the Monetary Authority of Singapore, the China Banking Regulatory Commission and the Reserve Bank of India); Africa and the Middle East (various regulatory authorities including the South African Reserve Bank) and the United States of America (including the Board of Governors of the Federal Reserve System (FRB), the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC)).

Regulation in the UK is considerably shaped and influenced by EU directives and regulations. These provide the structure of the European Single Market, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays operations in Europe are authorised and regulated by a combination of both home and host regulators.

Barclays operations in South Africa, including Absa Group Limited, are supervised and regulated by mainly the South African Reserve Bank (SARB), the Financial Services Board (FSB) as well as the Department of Trade and Industry (DTI). SARB oversees the banking industry and follows a risk-based approach to supervision, whilst the FSB oversees the non-banking financial services industry such as insurance and investment business and focuses on enhancing consumer protection and regulating market conduct. The DTI regulates consumer credit through the National Credit Act (NCA) 2005, as well as other aspects of consumer protection not regulated under the jurisdiction of the FSB through the Consumer Protection Act (CPA) 2008. It is intended that regulatory responsibilities in South Africa will in future be divided between the SARB which will be responsible for prudential regulation and the FSB will be responsible for matters of market conduct. The precise timing for the move to ‘twin peaks’ regulation remains to be determined.

I 155

Risk management

Supervision and regulation continued

In the United States, Barclays PLC, Barclays Bank PLC and Barclays US banking subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended (BHC Act), the Foreign Bank Supervision Enhancement Act of 1991, the Financial Services Modernization Act of 1999, the USA PATRIOT Act of 2001 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA). This framework regulates the activities of Barclays, including its US banking subsidiaries and the US branches of Barclays Bank PLC, as well as imposing prudential restrictions, such as limits on extensions of credit by the Bank’s US branches and the US banking subsidiaries to a single borrower and to affiliates. The New York and Florida branches of Barclays Bank PLC are subject to extensive federal and state supervision and regulation by the FRB and, as applicable, the New York State Department of Financial Services and the Florida Office of Financial Regulation . Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC), the Delaware State Bank Commissioner and the Consumer Financial Protection Bureau. The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays Wealth Trustees (US) NA is an uninsured non-depository trust company chartered and supervised by the OCC. The licensing authority of each US branch of Barclays Bank PLC has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses or to revoke or suspend such license. Such circumstances generally include violations of law, unsafe business practices and insolvency.

Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB, which exercises umbrella authority over Barclays US operations. Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to registered bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. Financial holding companies such as Barclays PLC and Barclays Bank PLC are required to meet or exceed certain capital ratios and be deemed to be ‘well managed’, and Barclays Bank Delaware and Barclays Wealth Trustees (US) NA are each required to meet certain capital requirements and be deemed to be ‘well managed’. In order for Barclays PLC and Barclays Bank PLC to maintain their status as financial holding companies, Barclays Bank Delaware must be both ‘well capitalised’ and ‘well managed’ under applicable regulatory standards. In addition, Barclays Bank Delaware must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977 (CRA). Entities ceasing to meet any of these requirements, are allotted a period of time in which to restore capital levels or the management or CRA rating. Should Barclays PLC or Barclays Bank PLC fail to meet the above requirements, during the allotted period of time they could be prohibited from engaging in new types of financial activities or making certain types of acquisitions. If the capital level or rating is not restored, the Group may be required by the FRB to cease certain activities in the United States.

Under the Federal Deposit Insurance Act of 1950, as amended by the DFA, Barclays is required to act as a source of financial strength for Barclays Bank Delaware. This could, among other things, require Barclays to inject capital into Barclays Bank Delaware if it fails to meet minimum regulatory capital requirements.

A major focus of US government policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution. In particular, on August 16, 2010, the United States filed in the United States District Court for the District of Columbia a criminal information against Barclays, which alleged violations of US sanctions laws. The United States and Barclays simultaneously entered into a Deferred Prosecution Agreement (DPA), pursuant to which the United States agreed to defer prosecution for a period of two years, provided that Barclays complied with various undertakings, including undertakings relating to cooperation and remediation. The DPA provided that if Barclays complied with those undertakings, the United States would move to dismiss the information. On August 31, 2012, the United States moved the Court to dismiss the information with prejudice on the ground that Barclays had ‘fully cooperated with the United States, complied with all of its obligations under the DPA, and not otherwise violated the DPA’. On November 30, 2012, the Court granted the motion to dismiss.

Barclays US securities broker/dealer, investment advisory and Investment banking operations are subject to ongoing supervision and regulation by the SEC, the Financial Industry Regulatory Authority (FINRA) and other government agencies and self-regulatory organisations (SROs) as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under the US federal and state securities laws. Similarly, Barclays US commodity futures and options-related operations are subject to ongoing supervision and regulation by the CTFC, the National Futures Association and other SROs.

The credit card-related activities of the Group in the US are subject to the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (Credit CARD Act) which was enacted by Congress in May 2009 to prohibit certain credit card pricing and marketing practices for consumer credit card accounts. Among the numerous provisions are those that prohibit increasing rates on existing balances and over limit fees in most instances, restrict increasing fees and rates prospectively, restrict what penalty fees can be assessed, regulate how payments are to be allocated to different balances and how the billing process is to work, and revises all communications to cardholders.

Regulatory developments

The regulatory change generated by the financial crisis is having and will continue to have a substantial impact on all financial institutions, including the Group. The full impact of this change remains unclear, but will be significant. Regulatory change is being pursued at a number of levels, globally notably through the G20, Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), regionally through the European Union and nationally, especially in the UK and US. Increased prudential requirements and changes to the definitions of capital and liquid assets may affect the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. Similarly, increased requirements in relation to capital markets activities and to market conduct requirements may affect the Group’s planned activities and could increase costs and thereby contribute to adverse impacts on the Group’s earnings.

156 I

Global

The programme of reform of the global regulatory framework that was agreed by G20 Heads of Government in April 2009 has continued to be taken forward during 2012.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, G20 Heads of Government adopted FSB proposals to reform the regulation of globally systematically important financial institutions (G-SIFIs). A key element of this programme is that G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a G-SIFI by the FSB. G-SIFIs will be subject to:

–	The FSB’s international standard for national resolution regimes, Key Attributes of Effective Resolution Regimes for Financial Institutions. Among other things, this seeks to give resolution authorities powers to intervene in and resolve a financial institution that is no longer viable, including through the transfers of business and creditor financed recapitalisation (bail-in within resolution) that allocates losses to shareholders and unsecured and uninsured creditors in their order of seniority, at a regulator-determined point of non-viability that may precede insolvency. The concept of bail-in may affect the rights of senior unsecured creditors subject to any bail-in in the event of a resolution of a failing bank.

–	Requirements for resolvability assessments and for recovery and resolution planning.

–	Requirements for banks determined to be globally systemically important to have additional loss absorption capacity above that required by Basel 3 standards (see below). The surcharges rise in increments from 1% to 2.5% of risk weighted assets (with an empty bucket of 3.5% to discourage institutions from developing their business in a way that heightens their systemic nature). This additional buffer must be met with common equity.

–	More intensive supervision, including through stronger supervisory mandates, resources and powers, and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls.

–	G-SIFIs are subject to enhanced supervision and a comprehensive crisis management framework within supervisory colleges.

In its November 2012 list of G-SIFIs, the FSB placed Barclays in a bucket that would require it to meet a 2% surcharge. The additional loss absorbency requirements will apply to those banks identified in November 2014 as globally systemically important and will be phased in starting in January 2016, with full implementation by January 2019. G-SIFIs must also meet the higher supervisory expectations for data aggregation capabilities by January 2016. In October 2012, the FSB and BCBS finalised a principles based framework for domestic systemically important banks (D-SIBs). National authorities will begin to apply requirements to banks identified as D-SIBs from January 2016 in line with the phase in arrangements for G-SIFIs.

The FSB continues to pursue a number of work streams that will affect the Group, its counterparties and the markets in which it operates. These include policy work on shadow banking and on enhanced disclosures.
The BCBS issued the final guidelines on Basel 3 capital and liquidity standards in December 2010, with revisions to counterparty credit risk in July and November 2011. It has continued to refine elements of this package, notably in relation to regulatory liquidity where revisions were agreed in January 2013 to the definitions of high quality liquid assets and net cash outflows for the purpose of calculating the Liquidity Coverage Ratio, as well as establishing a timetable for phasing-in the standard from January 2016. The requirements of Basel 3 as a whole are subject to a number of transitional provisions that run to the end of 2018. An assessment of the likely impact of the Basel 3 capital, leverage and liquidity requirements and the Group response can be found in the analysis of funding risk in relation to capital and to liquidity (pages 130-134 and 138 respectively). The Group is, however, primarily subject to the EU’s implementation of the Basel 3 standard through the Capital Requirements Directive (see below).

The BCBS also maintains a number of active work streams that will affect the Group. These include a fundamental review of the trading book where a consultation on enhanced capital standards was issued in May 2012. Consultations on enhanced standards were also held in relation to margin requirements for non-centrally cleared derivatives, capital requirements for exposures to central counterparties, the management of risks associated with the settlement of foreign exchange transactions and on the securitisation framework. The results of this work are expected in 2013. The BCBS is also understood to be examining a regime for large exposures. These developments may further increase the capital required by the Group to transact affected business and/or affect the ability of the Group to undertake certain transactions.

European Union

The EU continues to develop its regulatory structure in response to the financial and Eurozone crises. At the December 2012 meeting of EU Finance Ministers, following the Euro Area Summit of 29 June, it was agreed to establish a single supervisory mechanism within the Eurozone. The European Central Bank (ECB) will have responsibility for the supervision of the most significant Eurozone credit institutions, financial holding companies or mixed financial holding companies. The ECB may extend its supervision to institutions of significant relevance that have established subsidiaries in more than one participating member state and with significant cross-border assets or liabilities. It is expected that the single supervisory mechanism will become operational in 2014.

The European Banking Authority which came into being on 1 January 2011, along with the other European Supervisory Authorities, remains charged with the development of a single rulebook for the EU as a whole and with enhancing co-operation between national supervisory authorities. The European Securities Markets Authority has a similar role in relation to the capital markets and to banks and other firms doing investment and capital markets business. The progressive reduction of national discretion on the part of national regulatory authorities within the EU may lead to the elimination of prudential arrangements that have been agreed with those authorities. This may serve to increase or decrease the amount of capital and other resources that Barclays is required to hold. The overall effect is not clear and may only become evident over a number of years. The European Banking Authority and the European Securities Markets Authority each have the power to mediate between and override national authorities under certain circumstances. Responsibility for day to day supervision remains with national authorities and for banks, like the Group, that are incorporated in countries that will not participate in the single supervisory mechanism, is expected to remain so.

I 157

Risk management

Supervision and regulation continued

Basel 3 will be implemented in the EU by amendment to the Capital Requirements Directive (CRD IV). Formal proposals to amend the CRD IV were adopted by the European Commission in July 2011. These take the form of a regulation and a directive which are currently going through the EU legislative process. It had been expected that CRD IV would enter into force on 1 January 2013. However, delays in the legislative process mean that this date has been missed and no further implementation date has been specified. Much of the detailed implementation is expected to be done through binding technical standards to be developed by the European Banking Authority, that are intended to ensure a harmonised application of rules through the EU but which have yet to be developed. While there may be some differences between CRD IV and Basel 3, the current expectation is that the overall impact will be broadly similar.

A significant addition to the EU legislative framework for financial institutions is the proposal for a Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. This proposal is intended to implement many of the requirements of the FSB’s ‘Key Attributes of Effective Resolution Regimes for Financial Institutions’. The proposal would give resolution authorities extensive powers to ‘bail-in’ liabilities (i.e. write down liabilities or convert them to equity) and firms would need a minimum percentage of liabilities in a form that allows them to be subject to ‘bail-in’. The proposal also requires the development of recovery and resolution plans at group and firm-level. The proposal sets out a harmonised set of resolution tools across the EU, including the power to impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts. There are also significant funding implications for financial institutions: the proposal envisages the establishment of pre-funded resolution funds of 1% of covered deposits to be built up over 10 years, although the proposal also envisages that national deposit guarantee schemes may be able to fulfil this function. The proposal is currently going through the legislative process and the financial impact on the Group is not yet clear.

An unrelated proposal to amend the Directive on Deposit Guarantee Schemes is also being considered, and the linkage that has emerged with the Recovery and Resolution Directive remains to be clarified. The proposal on Deposit Guarantee schemes also envisages that national schemes should be pre-funded, with a fund to be raised over a number of years. This would be a significant change for UK banks where levies are currently raised as needed after failure. The proposals remain under debate and the financial impact on the Group is not yet clear.

In October 2012, a group of experts set up by the European Commission to consider possible reform of the structure of the EU banking sector presented its report. Among other things, the group recommended the mandatory separation of proprietary trading and other high-risk trading activities from other banking activities. The European Commission has consulted on the proposals put forward by this group, but has yet to determine whether it will take these forward and, if so, how. It is expected that the European Commission will clarify its intentions later this year.

The European Market Infrastructure Regulation (EMIR) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. When it enters fully into force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: report every derivative contract that they enter to a trade repository; implement new risk management standards, including operational processes and margining, for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. EMIR has potential operational and financial impacts on the group, including collateral requirements. However, not all the implementing regulation is available and it is not possible at this stage to determine the full impact.

Proposals to amend the Markets in Financial Instruments Directive continue to be debated. This will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers. These proposals are currently going through the legislative process and the overall impact on the Group is not yet clear.

United Kingdom

Following the passage of the Financial Services Act 2012 which amended the structure of regulation and supervision in the UK as described above, the Government is proposing legislation to take forward the proposals of the Independent Commission on Banking (ICB).

On 4 February 2013, the UK Government introduced the Financial Services (Banking Reform) Bill to the House of Commons. The Bill would give the UK authorities the powers to implement the key recommendations of the ICB by requiring, amongst other things: (i) the separation of the UK and EEA retail banking activities of a UK bank in a legally distinct, operationally separate and economically independent entity within the same group (‘ring fencing’) and (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than the Basel 3 guidelines. The Bill would also give depositors protected under the Financial Services Compensation Scheme preference if a bank enters insolvency. At the same time, the Government announced that it will be bringing forward amendments to the Bill to establish a reserve power allowing the regulator, with approval from the Government, to enforce full separation under certain circumstances. The Bill consists in large part of enabling provisions, with much of the detail expected to be contained in secondary legislation. The Government is expected to publish the draft secondary legislation later this year. The Government intends that primary and secondary legislation will be in place by the end of this Parliament (May 2015) and that UK banks will be required to be compliant by 1 January 2019.

The Parliamentary Commission on Banking Standards was formed in July 2012. The Commission is appointed by both Houses of Parliament to consider and report on:

–	professional standards and culture of the UK banking sector, taking account of regulatory and competition investigations into the LIBOR rate-setting process

–	lessons to be learned about corporate governance, transparency and conflicts of interest, and their implications for regulation and for Government policy and to make recommendations for legislative and other action.

The recommendations of the Commission are expected in March 2013 and are likely to influence UK Government policy and legislative proposals, possibly through amendment to the Banking Reform Bill and its accompanying secondary legislation which will be under debate through much of 2013.

158 I

While the new regulatory structure takes effect on 1 April 2013, the UK has sought to ‘shadow’ the new regime to the extent possible without the support of the necessary legislation. The Bank of England has operated an Interim FPC and the FSA, has since 1 April 2012 has been operating in two distinct and largely autonomous business units covering prudential and conduct matters respectively. The FPC has recommended that the FSA should seek to ensure that UK banks hold greater levels of capital as a means of balancing financial stability with the desirability of lending to the real economy. Both business units of the FSA have continued to develop and apply a more intrusive and assertive approach to supervision and its policy of credible deterrence in relation to enforcement that has continued to see significant growth in the size of regulatory fines. In anticipation of international agreement, the FSA has established and implemented capital and liquidity requirements that are substantially increased from pre-crisis levels, and has, together with the Bank of England, proceeded to establish Recovery and Resolution Planning requirements. In keeping with the requirements of the FSB, the Group submitted its Recovery and Resolution Plan by 30 June 2012. The Retail Distribution Review entered into force on 1 January 2013 and the Mortgage Market Review will apply from 26 April 2014. These will affect the economics of investment advice and home finance provision respectively. The FSA, following consultation, has also begun to take a more interventionist approach to the design of financial products and to the governance processes around product design. This approach will be carried through into the FCA when it is established.

As noted above, the Financial Services Act 2012 brings the setting of benchmarks within the scope of regulation and makes the manipulation or attempted manipulation of benchmarks a criminal offence. This followed the recommendations of the Wheatley Review into LIBOR that the UK authorities should introduce statutory regulation of both administration of, and submission to, LIBOR and that – as far as possible – submissions should be based on transaction data. In December 2012, the FSA issued a consultation on the regulation and supervision of benchmarks. The proposals included: requiring those submitting data to benchmarks to have in place a clear conflicts of interest policy and appropriate systems and controls, and those individuals particularly responsible within firms to be approved by the FSA under the FSA’s Approved Persons Regime. The Wheatley Review also concluded that markets benefit from the participation of major firms in the LIBOR panels and that market integrity could be undermined if submitting firms were to leave them. The FSA is considering the use of powers to require firms to contribute to the rate on a permanent basis which the government is proposing to grant. Reforms to the setting of other benchmarks, including some in which Barclays participates, are also being contemplated in the EU and in other jurisdictions.

United States

The DFA became law in July 2010. The full scale of the DFA’s impact on the Group remains unclear because the rules required to implement many of the provisions of DFA continue to be subject to rulemaking and will take effect over several years. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays business. Nonetheless, certain provisions of the DFA are particularly likely to have an effect on the Group, including:

–	Systemic risk: The DFA created the Financial Stability Oversight Council (FSOC) and empowered it to make recommendations to the FRB to apply heightened supervisory requirements and prudential standards applicable to ‘systematically important’ entities and activities and to work with all primary financial regulatory agencies to establish regulations, as necessary, to address financial stability concerns. In December 2012, the FRB issued proposed rules that, if adopted, would implement the enhanced prudential standards and early remediation requirements in the DFA with respect to foreign banking organisations, such as Barclays, and other foreign financial companies designated by the FSOC as systemically important. Previously, the FRB had issued proposed rules to implement such standards and requirements with respect to US bank holding companies with over $50bn in consolidated assets and other US financial companies designated by the FSOC as systemically important. The proposed rules for foreign banking organisations are broadly consistent with the approach taken in the FRB’s proposed rules applicable to such US companies.

The specific requirements applicable to foreign banking organisations under the proposed rules depend on the level of assets of the foreign banking organisation both inside and outside the United States and could significantly increase the regulatory costs to such organisations of operating in the United States, particularly in relation to non-bank operations. Based on its total US and non-US assets, Barclays would be subject to the most stringent requirements of the proposed rules: Barclays would be required to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, and the IHC would be subject to supervision and regulation by the FRB. While the operations and assets of Barclays Bank PLC’s US branches would not be required to be held in the IHC, the branches would be subject to separate requirements.

The IHC would be subject to a number of separate supervisory, prudential and early-remediation requirements, including (i) capital requirements and leverage limits; (ii) mandatory stress testing of capital levels by the FRB and submission of a capital plan to the FRB; (iii) limitations on capital distributions by the IHC to its parent company, unless such distributions are part of such a capital plan that has been submitted to and approved by the FRB; (iv) substantive liquidity requirements, including requirements to conduct monthly internal liquidity stress tests for the IHC and for Barclays Bank PLC’s US branch network, separately, and to maintain a 30-day buffer of highly liquid assets; (v) liquidity risk management requirements, including compliance with liquidity risk management standards established by the FRB and an independent review function to review and evaluate regularly the adequacy and effectiveness of the liquidity risk management practices of Barclays combined US operations; (vi) overall risk management requirements, including creation of a US risk committee (or use of Barclays enterprise-wide risk committee for this function, provided it meets certain requirements) and the hiring of a US chief risk officer, and (vii) stringent concentration and credit exposure limits.

The proposals envisage that the above requirements would take effect on 1 July 2015. If adopted in their current form, the proposed rules have the potential to increase the absolute and regulatory costs of Barclays US operations significantly. The proposals are subject to a public comment period, and the FRB has posed a number of questions regarding how to implement the proposed rules. As a result of this process, the FRB may modify its proposals, which could result in changes to the requirements and the ultimate effect of the proposed rules. It, therefore, is not possible to determine with certainty what

I 159

Risk management

Supervision and regulation continued

effect the proposed rules (or the final rules adopted by the FRB) may have on Barclays or its US operations.

–	Other enhanced prudential requirements: In addition to the requirements that would be implemented under the above proposals, and separate and apart from Basel 3, the DFA also imposes higher capital, liquidity and leverage requirements on US banks and bank holding companies generally.

–	Restrictions on proprietary trading and fund-related activities: The so-called ‘Volcker Rule’, will, once effective, significantly restrict the ability of US bank holding companies and their affiliates, and the US branches of foreign banks, to conduct proprietary trading in securities and derivatives as well as certain activities related to hedge funds and private equity funds. In October 2011, US regulators proposed rules to implement the Volcker Rule. Those rules have not yet been finalised. The proposed rules are highly complex and many aspects remain unclear, including the exemption from the proprietary trading and fund-related activity prohibitions for activities conducted by non-US organisations ‘solely outside the United States’. The agencies appeared to construe this exemption very narrowly in the proposed rules. Analysis continues of the proposals, but it is clear that compliance with them would entail significant effort by the Group. Although the Volcker Rule is likely to impose significant additional compliance and operational costs on the Group, the full impact will not be known with certainty until the rules have been finalised. Whilst the Group has identified that its private equity fund, hedge fund and trading operations may be affected by the Volcker Rule, until the final regulations are adopted, the impact on the Group’s ability to engage in these activities continues to remain uncertain. As such, it cannot currently be determined whether the restrictions will have a material effect on the Group. While the statutory Volcker Rule provisions officially took effect in July 2012, Barclays has until the end of the conformance period, currently set for July 2014 (subject to possible extensions), in order to conform its activities to the requirements of the rule.

–	Resolution plans: The DFA requires bank holding companies with total consolidated assets of $50bn or more to submit to the FRB and the FDIC, and regularly update, a plan for ‘rapid and orderly’ resolution to be used if the company experiences material financial distress or failure. Non-US banking organisations that are treated as bank holding companies under US law, such as Barclays, are required to submit such plans with respect to their US operations if they have more than $50bn in US assets. As Barclays US assets exceed $250bn, it submitted a resolution plan as required by 1 July 2012.

–	Regulation of derivatives markets: Among the changes mandated by the DFA are that many types of derivatives now traded in the over-the counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. In addition, many participants in these markets will be required to register with the
CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the US SEC as ‘securities swap dealers’ or ‘major securities swap dealers’ and be subject to CFTC and SEC regulation and oversight. Barclays Bank PLC has registered as a swap dealer. Entities required to register will also be subject to business conduct, capital, margin, recordkeeping and reporting requirements. The DFA also requires most standardised derivatives to be traded on a regulated platform and cleared through a regulated clearing house. In addition, the CFTC, pursuant to the DFA, has adopted rules on position limits on derivatives on physical commodities. These rules have been overturned by a US District Court and the case is now on appeal. However, it is expected that these rules will be adopted in some form in the future. It is also possible that other additional regulations (many of which still are not final), and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets. Barclays Bank PLC and its subsidiaries and affiliates may be exposed to these effects whether or not they are required to register in the capacities described. The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities. The DFA also contains a ‘derivatives push-out’ requirement that, as early as July, 2013, could prevent the Group from conducting certain swaps-related activities in the US branches of Barclays Bank PLC.

–	Risk retention requirements for securitisations: The US federal banking agencies are required by the DFA to develop rules whereby, subject to certain exceptions, any sponsor of an asset backed security (‘ABS’) transaction must retain, generally, not less than five percent of the credit risk of any asset that the sponsor, through the issuance of ABS, transfers, sells or conveys to a third party. This may impact the participation by the Group’s US operations in such transactions.

–	The Bureau of Consumer Financial Protection (CFPB): The CFPB is empowered to regulate the credit card industry, including the terms of credit card agreements with consumers, disclosures, and fees. Actions by the CFPB in this area are likely to impact the Group’s US credit card business. The CFPB became operational in July 2011, and has developed a model credit card disclosure form and is accepting consumer credit card complaints. More broadly, the CFPB has the authority to examine and take enforcement action against any US bank with over $10bn in total assets, such as Barclays Bank Delaware, with respect to its compliance with Federal laws regulating the provision of consumer financial services and with respect to ‘unfair, deceptive or abusive acts and practices’. Since becoming operational, the CFPB has initiated several high-profile public actions against financial companies, including major credit card issuers. Settlements of those actions have included monetary penalties, customer remediation requirements and commitments to modify business practices.

160 I

Financial review

A review of the performance of Barclays,

including the key performance indicators,

and our businesses’ contribution to the

overall performance of the Group.

162	Key performance indicators
166	Consolidated summary income statement
167	Income statement commentary
168	Consolidated summary balance sheet
169	Balance sheet commentary
171	Analysis of results by business

I 161

Financial review

Key performance indicators

The Key Performance Indicators presented below reflect the way in which the performance of the Group has been measured during 2012. In 2013, these will be updated with certain new measures consistent with the new strategy of the Executive Committee.

Returns KPIs
		Definition	Why is it important to the business and management
Return on average shareholders’ equity (RoE)		RoE is calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity for the year excluding non-controlling interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves.

These measures indicate the returns generated by the management of business based on the RWAs and the shareholders’ equity. Achieving target returns demonstrates the organisation’s ability to execute its strategy and align interests of management and shareholders.

Returns lie at the heart of our capital allocation and performance management process.

Adjusted RoE	Statutory RoE
2012 –7.8%	2012 – (1.9)%
2011 –6.6%	2011 –5.8%
2010 –6.8%	2010 – 7.2%

Return on average tangible shareholders’ equity (RoTE)		RoTE is calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity for the year, excluding non-controlling interests, goodwill and intangible assets.
Adjusted RoTE	Statutory RoTE
2012 –9.1%	2012 – (2.2)%
2011 –7.9%	2011 – 6.9%
2010 –8.2%	2010 –8.7%

Return on average risk weighted assets (RoRWA)		RoRWA is calculated as profit after tax for the year divided by average risk weighted assets for the year.
Adjusted RoRWA	Statutory RoRWA
2012 –1.3%	2012 – (0.1)%
2011 –1.1%	2011 –1.0%
2010 –1.1%	2010 –1.1%

Profit before tax		Profit before tax and adjusted profit before tax are the two primary profitability measures used by management to assess performance. Profit before tax is stated in accordance with International Financial Reporting Standards and represents total income less impairment charges and operating expenses. Adjusted profit before tax represents profit before tax adjusted to exclude the impact on income and costs of own credit, gains on debt buy-backs, gain/loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., the impairment of the investment in BlackRock, Inc., the provision of PPI and interest rate hedging products redress, goodwill impairments, and gains and losses on acquisitions and disposals of subsidiaries, associates and joint ventures.

Profit before tax is a key indicator of financial performance to many of our stakeholders.

Adjusted profit before tax is presented to provide a consistent basis for company performance between periods.

Adjusted	Statutory
2012 – £7,048m	2012 – £246m
2011 – £5,590m	2011 – £5,879m
2010 – £5,707m	2010 –£6,065m

162 I

Returns KPIs continued
		Definition	Why is it important to the business and management
Cost: income ratio		Cost: income ratio is defined as operating expenses compared to total income net of insurance claims.

This is a measure management uses to assess the productivity of the business operations. Restructuring the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.

Adjusted 2012 – 64% 2011 – 67% 2010 – 64%	Statutory 2012 – 85% 2011 – 64% 2010 – 64%

Loan loss rate		The loan loss rate is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and bank held at amortised cost at the balance sheet date.

The granting of credit is one of Barclays major sources of income and its most significant risk. The loan loss rate is an indicator of the cost of granting credit.

During 2012 the loan loss rate decreased to 75bps (2011: 77bps) reflecting a 6% reduction in impairment charge on loans and advances and a 3% contraction in gross loans and advances principally due to lower balances in the Investment Bank.

2012 – 75bps 2011 – 77bps 2010 – 118bps

Dividend per share		It is the Group’s policy to declare and pay dividends on a quarterly basis. In a normal year there will be three equal payments in June, September and December and a final variable payment in March.	The ability to pay dividends demonstrates the financial strength of the Group. Whilst recognising the market’s desire for us to maintain strong capital ratios, in light of recent regulatory and economic uncertainty, dividend distributions when compared to historical highs, have been prudent.
2012 – 6.5p 2011 – 6.0p 2010 – 5.5p

I 163

Financial review

Key performance indicators continued

Capital KPIs
		Definition	Why is it important to the business and management
Core Tier 1 ratio 2012 – 10.9% 2011 – 11.0% 2010 – 10.8%		Capital requirements are part of the regulatory framework governing how banks and depository institutions are managed. Capital ratios express a bank’s capital as a percentage of its risk weighted assets as defined by the UK FSA. Core Tier 1 is broadly tangible shareholders’ funds less certain capital deductions (see page 128 for a reconciliation).

The Group’s capital management activities seek to maximise shareholders’ value by prudently optimising the level and mix of its capital resources. The Group’s capital management objectives are to maintain sufficient capital resources to: ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set by the FSA; ensure locally regulated subsidiaries can meet their minimum regulatory capital requirements; support the Group’s risk appetite and economic capital requirements; and support the Group’s credit rating.

During 2012, the Group’s Core Tier 1 ratio remained strong, closing at 10.9%.

Adjusted gross leverage 2012 – 19x 2011 – 20x 2010 – 20x		Adjusted gross leverage is defined as the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, and cash collateral on derivative liabilities, goodwill and intangible assets. Tier 1 capital is defined by the UK FSA. The calculation of adjusted gross leverage, as well as the ratio of total assets to total shareholders equity is shown on page 72.

Barclays believes that there will be more capital and less leverage in the banking system and that lower levels of leverage are regarded as a helpful measure of stability going forward. This is consistent with the views of our regulators and investors.

In 2012, adjusted gross leverage reduced to 19x principally due to the increase in qualifying Tier 1 Capital to £51.6bn (2011: £50.5bn). The ratio of total assets to shareholders equity was 24x (2011: 24x) and moved within a month end range of 24x to 28x (2011: 24x to 28x). Excluding the liquidity pool, the ratio of total assets to shareholders equity was 21x (2011: 22x).

Income growth KPIs
		Definition	Why is it important to the business and management
Total income		Defined as total income net of insurance claims.	Total income is a key indicator of financial performance to many of our stakeholders and income growth a key execution priority for Barclays management.
Adjusted RoE 2012 – £29,043m 2011 – £28,512m 2010 – £31,049m	Statutory RoE 2012 – £24,691m 2011 – £32,292m 2010 – £31,440m

Income by geography		Defined as total income net of insurance claims generated in distinct geographic segments. Geographic segmental analysis is based on customer location and the definition of the countries within each region is provided in the glossary.	The goal of increasing the international diversification of our income helps to reduce statutory risk by providing exposure to different economic cycles and is demonstrated by our ratio of non-UK to UK business income.
UK statutory income in the below table includes the impact of an own credit charge of £4,579m in 2012, gain of £2,708m in 2011 and gain of £391m in 2010.

	Adjusted			Statutory

Geographic split of income	2012%	2011%	2010%	2012%	2011%	2010%
UK	41	43	39	31	49	40
Europe	13	15	16	15	13	15
Americas	26	21	25	32	19	25
Africa and the Middle East	16	17	16	18	15	16
Asia	4	4	4	4	4	4

164 I

Citizenship KPIs
	Definition	Why is it important to the business and management
Gross new lending to UK households and businesses 2012 – £44.0bn 2011 – £45.0bn 2010 – £43.5bn	Defined as lending to UK households and those businesses with UK-based activities.

We have remained ‘open for business’ during the economic downturn, and are focused on lending responsibly to our customers and clients around the world.

Supporting customers in difficulty has never been more critical, but providing access to credit must be based on the ability to repay. We provided £44bn in gross new lending to UK households and businesses, including an estimated £5.7bn of net new lending under the Funding for Lending Scheme. Barclays was the leading provider of loans to UK households and businesses under the National Loan Guarantee Scheme and the FLS through the third quarter of 2012[a] with strong growth continuing particularly to individuals and households through the fourth quarter of 2012.

Global investment in our communities 2012 – £64.5m 2011 – £63.5m 2010 – £55.3m	Defined as Barclays total contribution to supporting the communities where we operate.

The success and competitiveness of a business and the extent to which it contributes to and is integrated in the communities in which it operates are closely related. We are committed to maintaining investment in our communities for the long term both in good times and in bad. This performance metric demonstrates the consistency of our commitment over time.

Colleagues involved in volunteering, giving and fundraising initiatives 2012 – 68,000 2011 – 70,000 2010 – 59,000	Defined as the total number of Barclays employees taking part in volunteering, giving or fundraising activities (excluding pensioners).[b]

Barclays community investment programme aims to engage and support colleagues around the world to get involved with our main partnerships, as well as the local causes they care about. Harnessing their energy, time and skills delivers real benefit to local communities, to their own personal development and to their engagement with Barclays.

Group Employee Opinion Survey (EOS) – Proud to be Barclays 2012 – 78% 2011 – 81% 2010 – 83%	This KPI reflects an aggregate of scores across Barclays for a question measuring sense of pride in being associated with or working for Barclays.

Successful employment relationships are built on mutual benefit and trust, and a more engaged workforce is usually a more productive one. We build trust through regular two-way communications, both informally, and through our Employee Opinion Surveys. These help us understand our colleagues’ views and concerns when shaping future organisational direction.

The KPI of ‘Proud to be Barclays’ is one element of employee engagement.

Percentage of senior managers who are female[c] 2012 – 22% 2011 – 21% 2010 – 24%	The number of female colleagues who are working across all Barclays businesses at the senior management level as a percentage of the total senior manager population.[c]	Diversity is important to Barclays as we believe that only through access to the most diverse pool of talent will we recruit and retain the most talented individuals to serve our customers and clients.

Notes

a	Cumulative net stock lending for the third quarter of 2012 as per Bank of England publication in December 2012: http://www.bankofengland.co.uk/markets/Pages/FLS/data.aspx.
b	2010 and 2011 employee participation figures have been restated to exclude the number of Barclays pensioners who received support as part of Barclays Community Investment programme.
c	For 2012 ‘senior’ has been reinterpreted as being at a ‘Director (B7)’ level. Prior year comparatives have been revised to reflect this.

I 165

Financial review

Consolidated summary income statement

For the year ended 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Continuing operations
Net interest income	11,639	12,201	12,523	11,918	11,469
Non-interest income net of claims and benefits on insurance contracts	17,631	16,253	18,526	17,776	8,043
Own credit (charge)/gain	(4,579)	2,708	391	(1,820)	1,663
Gains on debt buy-backs	–	1,130	–	1,249	24
Total income net of insurance claims	24,691	32,292	31,440	29,123	21,199
Credit impairment charges and other provisions	(3,596)	(3,802)	(5,672)	(8,071)	(5,419)
Impairment of investment in BlackRock, Inc.	–	(1,800)	–	–	–
Provision for PPI redress	(1,600)	(1,000)	–	–	–
Provision for interest rate hedging products redress	(850)	–	–	–	–
Goodwill impairment	–	(597)	(243)	(1)	(112)
Other operating expenses	(18,539)	(19,180)	(19,728)	(16,714)	(13,279)
Other net income/expense	140	(34)	268	248	2,747
Profit before tax	246	5,879	6,065	4,585	5,136
Taxation	(482)	(1,928)	(1,516)	(1,074)	(453)
(Loss)/Profit after tax from continuing operations	(236)	3,951	4,549	3,511	4,683
Profit for the year from discontinued operations, including gain on disposal	–	–	–	6,777	604
(Loss)/Profit after tax	(236)	3,951	4,549	10,288	5,287
(Loss)/Profit attributable to equity holders of the Parent	(1,041)	3,007	3,564	9,393	4,382
Profit attributable to non-controlling interests	805	944	985	895	905
	(236)	3,951	4,549	10,288	5,287
Selected financial statistics
Basic earnings per share from continuing operations	(8.5p)	25.1p	30.4p	24.1p	51.4p
Basic earnings per share	(8.5p)	25.1p	30.4p	86.2p	59.3p
Diluted earnings per share	(8.5p)	24.0p	28.5p	81.6p	57.5p
Dividends per ordinary share	6.5p	6.0p	5.5p	2.5p	11.5p
Dividend payout ratio	(76.5)%	23.9%	18.1%	2.9%	19.4%
Return on average shareholders’ equity[a]	(1.9)%	5.8%	7.2%	23.8%	16.5%
Average United States Dollar exchange rate[b]	1.59	1.61	1.55	1.57	1.86
Average Euro exchange rate[b]	1.23	1.15	1.17	1.12	1.26
Average Rand exchange rate[b]	13.03	11.60	11.31	13.14	15.17

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Notes

a	Return on average shareholders’ equity represents profits attributable to the equity holders of the parent as a percentage of average shareholders’ equity.
b	The average rates are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

166 I

Financial review

Income statement commentary

2012

Barclays delivered profit before tax of £246m in 2012, a decrease from £5,879 in 2011. Excluding movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products and goodwill impairment, adjusted profit before tax increased 26% to £7,048m.

Income decreased 24% to £24,691m driven by the increase in the own credit charge to £4,579m (2011: the gain of £2,708m). Adjusted income, that excludes own credit and debt buy backs increased 2% to £29,043m. Income increased despite challenging economic conditions, the continuing low interest rate environment and non-recurrence of £1,061m gains from the disposal of hedging instruments in 2011.

Customer net interest income for Retail and Business Banking, Corporate Banking and Wealth and Investment Management remained stable at £9,816m (2011: £9,849m) while the net interest margin for these businesses declined to 185bps (2011: 203bps), principally reflecting the non-recurrence of gains from the disposal of hedging instruments in 2011.

Total income in the Investment Bank increased 13% to £11,722m driven by increases in Fixed Income, Currency and Commodities (FICC), Equities and Prime Services, and Investment Banking, particularly in the Americas.

Impairment charges and other credit provisions decreased 5% to £3,596m, principally reflecting improvements in Barclaycard, Corporate Banking and UKRBB. This was partially offset by higher charges in the Investment Bank, Africa RBB and Europe RBB. Impairment charges as a proportion of Group loans and advances as at 31 December 2012 improved to 75bps, compared to 77bps for 2011.

As a result, net operating income for the Group after impairment charges decreased 21% to £21,095m. Net adjusted operating income that excludes movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products and goodwill impairment increased 3% to £25,447m.

Operating expenses increased 1% to £20,989m in 2012. Adjusted operating expenses, that excludes £1,600m (2011: £1,000m) provision for PPI redress and £850m (2011: £nil) provision for interest rate hedging products redress, were down 3% to £18,539m, including £125m (2011: £408m) of restructuring charges.

The cost: income ratio increased to 85% (2011: 64%) driven by the impact of the own credit charge. The adjusted cost: income ratio that excludes movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products and goodwill impairment improved to 64% (2011: 67%).

The tax charge for continuing operations for 2012 was £482m (2011: £1,928m) on profit before tax of £246m (2011: £5,879m), representing an effective tax rate of 195.9% (2011: 32.8%).The high effective tax rate in 2012 is a result of the combination of losses in the UK, primarily relating to the own credit charge of £4,579m (2011: gain of £2,708m) with tax relief at 24.5% (2011: 26.5%) and profits outside the UK taxed at higher rates.

2011

Barclays delivered profit before tax of £5,879m in 2011, a decrease of 3%. Excluding movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provision for PPI and goodwill impairment, adjusted profit before tax decreased 2% to £5,590m.

Income increased 3% to £32,292m. Adjusted income that excludes own credit and debt buy backs decreased 8% to £28,512m principally reflecting a decrease in income at Investment Bank. Income increased in most other businesses despite continued low interest rates and difficult macroeconomic conditions.

The Retail and Business Banking, Corporate Banking and Wealth and Investment Management net interest margin remained stable at 203bps (2010: 203bps). Net interest income from Retail and Business Banking, Corporate Banking, Wealth and Investment Management and the Investment Bank increased 5% to £13.2bn, of which the contribution from hedging (including £463m of increased gains from the disposal of hedging instruments) increased by 3%.

Impairment charges and other credit provisions decreased 33% to £3,802m reflecting significant improvements across all businesses. Impairment charges as a proportion of Group loans and advances as at 31 December 2011 improved to 77bps, compared to 118bps for 2010. In addition, impairment of £1,800m was taken against the investment in BlackRock, Inc.

As a result, net operating income for the Group after impairment charges increased 4% to £26,690m.

Operating expenses increased 4% to £20,777m in 2011. Adjusted operating expenses, that excludes provision for PPI redress, goodwill impairment, and the UK bank levy of £325m (2010: £nil), were down 4% to £18,855m, which included £408m (2010: £330m) of restructuring charges. Despite cost savings, the cost: income ratio remained stable at 64% (2010: 64%),

The effective tax rate increased to 32.8% (2010: 25.0%), principally due to non-deductible charges arising on the impairment of BlackRock, Inc. and goodwill, and the UK bank levy.

Adjusted profit reconciliation
	2012 £m	2011 £m
Adjusted profit before tax	7,048	5,590
Own credit	(4,579)	2,708
Gains on debt buy-backs	–	1,130
Gain/(loss) on disposal and impairment of investment in BlackRock, Inc.	227	(1,858)
Provision for PPI redress	(1,600)	(1,000)
Provision for interest rate hedging products redress	(850)	–
Goodwill impairment	–	(597)
Losses on acquisitions and disposals	–	(94)
Statutory profit before tax	246	5,879

I 167

Financial review

Consolidated summary balance sheet

As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Assets
Cash, balances at central banks and items in the course of collection	87,631	108,706	99,014	83,076	31,714
Trading portfolio assets	145,030	152,183	168,867	151,344	185,637
Financial assets designated at fair value	46,061	36,949	41,485	42,568	121,199
Derivative financial instruments	469,146	538,964	420,319	416,815	984,802
Available for sale investments	75,109	68,491	65,110	56,483	64,976
Loans and advances to banks	40,489	47,446	37,799	41,135	47,707
Loans and advances to customers	425,729	431,934	427,942	420,224	461,815
Reverse repurchase agreements and other similar secured lending	176,956	153,665	205,772	143,431	130,354
Other assets	24,170	25,189	23,337	23,853	24,776
Total assets	1,490,321	1,563,527	1,489,645	1,378,929	2,052,980
Liabilities
Deposits and items in the course of collection due to banks	78,583	92,085	79,296	77,912	116,545
Customer accounts	385,707	366,032	345,788	322,429	335,505
Repurchase agreements and other similar secured borrowings	217,342	207,292	225,534	198,781	182,285
Trading portfolio liabilities	44,794	45,887	72,693	51,252	59,474
Financial liabilities designated at fair value	78,280	87,997	97,729	87,881	146,075
Derivative financial instruments	462,468	527,910	405,516	403,416	968,072
Debt securities in issue	119,581	129,736	156,623	135,902	149,567
Subordinated liabilities	24,018	24,870	28,499	25,816	29,842
Other liabilities	16,591	16,522	15,705	17,062	18,204
Total liabilities	1,427,364	1,498,331	1,427,383	1,320,451	2,005,569
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests	53,586	55,589	50,858	47,277	36,618
Non-controlling interests	9,371	9,607	11,404	11,201	10,793
Total shareholders’ equity	62,957	65,196	62,262	58,478	47,411
Total liabilities and shareholders’ equity	1,490,321	1,563,527	1,489,645	1,378,929	2,052,980
Risk weighted assets and capital ratios
Risk weighted assets	386,858	390,999	398,031	382,653	433,302
Core Tier 1 ratio	10.9%	11.0%	10.8%	10.0%	5.6%
Tier 1 ratio	13.3%	12.9%	13.5%	13.0%	8.6%
Risk asset ratio	17.1%	16.4%	16.9%	16.6%	13.6%
Adjusted gross leverage	19x	20x	20x	20x	28x
Total assets to shareholders’ equity	24x	24x	24x	24x	43x

Net asset value per ordinary share	438p	456p	417p	414p	437p
Number of ordinary shares of Barclays PLC (in millions)	12,243	12,199	12,182	11,412	8,372
Year-end United States Dollar Exchange rate	1.62	1.54	1.55	1.62	1.46
Year-end Euro exchange rate	1.23	1.19	1.16	1.12	1.04
Year-end Rand exchange rate	13.74	12.52	10.26	11.97	13.74

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

168 I

Financial review

Balance sheet commentary

Total assets

Total assets decreased £73.2bn to £1,490.3bn principally reflecting lower derivative assets as spreads tightened within the credit derivative portfolio. This was partially offset by increased reverse repurchase agreements and other similar secured lending due to higher matched book trading.

Cash and balances at central banks and items in the course of collection decreased £21.1bn to £87.6bn as the cash contribution to the Group liquidity pool was reduced.

Trading portfolio assets deceased £7.2bn to £145.0bn due to a reduction in debt securities, including the disposal of European government issued bonds and the liquidation of legacy CLO and CDO positions. This was partially offset by an increase in traded loans and commodities.

Financial assets designated at fair value increased by £9.1bn to £46.1bn primarily reflecting increases in economically hedged European equity and bond positions.

Derivative financial assets decreased £69.8bn to £469.1bn reflecting the tightening of credit spreads and trades matured and terminated during the year.

Available for sale investments increased £6.6bn to £75.1bn primarily driven by the acquisition of UK, US and higher grade European government bonds as part of the Group’s Liquidity Risk Appetite portfolio. This was partially offset by a reduction in equity securities due to the disposal of the Group’s investment in BlackRock, Inc.

Loans and advances to banks net of impairment decreased by £7.0bn to £40.5bn due to repayment and maturation of facilities across a range of counterparties.

Loans and advances to customers net of impairment decreased by £6.2bn to £425.7bn primarily as a result of lower corporate lending in the Investment Bank due to significant paydown of loans and the sale of ABS CDO Super Senior positions, offset by higher settlement balances and cash collateral. Corporate Banking lending reduced reflecting the ongoing challenging economic environment in Europe and Group strategy to reduce redenomination risk. Lending in UKRBB increased reflecting growth in home loans and in Barclaycard reflecting business growth in the UK and US and acquisitions in the US and South Africa.

Reverse repurchase agreements have increased by £23.3bn to £177.0bn, driven by increased matched book trading opportunities and trading desks’ funding requirements.

Total liabilities

Total liabilities decreased £71.0bn to £1,427.4bn.

Deposits from banks and items in the course of collection decreased by £13.5bn to £78.6bn primarily driven by the reduced level of deposits that the Group has sought to attract to contribute towards the cash component of the Group liquidity pool.

Customer accounts increased £19.7bn to £385.7bn, primarily as a result of an increase in cash collateral and settlement balances and increases in underlying deposit taking in Corporate Banking and Wealth, offset by a reduction in corporate deposits in the Investment Bank as the cash component of the Group liquidity pool is reduced.

Repurchase agreements and other similar secured borrowing increased £10.1bn to £217.3bn driven by increased matched book trading and trading desks’ funding requirements.

Trading portfolio liabilities remained broadly flat at £44.8bn, with the opposing movements in equities and debt securities reflecting trading strategies across desks.

Financial liabilities designated at fair value decreased £9.7bn to £78.2bn primarily reflecting buybacks and net maturation of notes issued by the Group, offset by an increase in the own credit adjustment due to a tightening of credit spreads.

Derivative financial liabilities decreased £65.4bn to £462.5bn broadly in line with the decrease in derivative assets.

Debt securities in issue decreased £10.2bn to £119.6bn due to managed changes in the funding composition.

Subordinated liabilities decreased by £0.9bn to £24.0bn due to redemptions in the year of £2.7bn largely offset by the issuance of $3bn of Contingent Capital Notes (CCNs) and £0.4bn of other subordinated callable notes.

Shareholders’ equity

Total shareholders’ equity decreased £2.2bn to £63.0bn.

Share capital and share premium remained broadly stable at £12.5bn. Retained earnings decreased £1.9bn to £37.5bn with losses attributable to the equity holders of the Parent of £1.0bn.

The available for sale reserve increased £0.5bn driven largely by net gains on the fair value of debt securities held as part of the Group liquidity pool, offset partially by the disposal of the investment in BlackRock, Inc.

Currency translation reserve movements of £1.3bn were largely due to the depreciation of the US Dollar and South African Rand against Sterling.

Non-controlling interests decreased £0.2bn to £9.4bn, primarily reflecting currency translation movements of £0.3bn due to the depreciation of the South African Rand against Sterling.

Net asset value per share decreased 3.9% to 438p and net tangible asset value per share decreased 4.6% to 373p.

I 169

Financial review

Balance sheet commentary continued

Balance sheet leverage

Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

The adjusted gross leverage was 19x (2011: 20x) principally reflecting a £1.2bn increase in Tier 1 Capital offset by a £25.7bn decrease in adjusted total tangible assets. At month ends during 2012 the ratio moved in a range from 19x to 23x, (2011: 20x to 23x) with fluctuations arising primarily within collateralised reverse repurchase lending and high quality trading portfolio assets.

The ratio of total assets to total shareholders’ equity was 24x as at 31 December 2012 (2011: 24x). The ratio moved within a month end range of 24x to 28x, (2011: 24x to 28x) driven by trading activity fluctuations including changes in derivatives and settlement balances.

Capital management

The Core Tier 1 ratio remains robust at 10.9% (2011: 11.0%) and the Tier 1 ratio is 13.3% (2011: 12.9%).

Risk weighted assets decreased 1% to £387bn in 2012. This was largely driven by a reduction in credit, counterparty credit and market risk in Corporate and Investment banking, primarily as a result of business risk reductions including sell down of legacy assets and the strategic exit from non-core portfolios. In addition, the depreciation of the US Dollar and Euro against Sterling contributed to a further risk weighted assets reduction. These were broadly offset by an increase in operational risk reflecting recent events in the banking industry, as well as externally driven methodology rule changes in market risk and credit risk.

Core Tier 1 capital decreased by £0.9bn to £42.1bn. Capital generated from retained profits of £1.8bn was offset by contributions made to the UK Retirement fund and foreign currency movements. Total capital resources increased by £2.1bn to £66.1bn mainly due to lower deductions for material holdings as a result of the sale of our holding in BlackRock, Inc.

Liquidity and funding

The Group’s overall funding strategy is to develop a diversified funding base and maintain access to a variety of funding sources, minimising the cost of funding and providing protection against unexpected fluctuations. The Group aims to align the sources and uses of funding.

Customer loans and advances are largely funded by deposits, with any excess funded by long term secured debt and equity. The total loan to deposit ratio was 110% (2011: 118%).

Wholesale funding is well managed with trading portfolio assets being largely funded by repurchase agreements and the majority of reverse repurchase agreements being matched by repurchase financing. Derivative assets and liabilities are also largely matched.

As at 31 December 2012, the Group had £240bn of wholesale debt diversified across currencies, of which £39bn was secured. Term funding raised in 2012 was £28bn (2011: £30bn) compared to maturities of £27bn.

Approximately 17% of customer loans and advances were secured against external funding, leaving significant headroom for further secured issuance.

At 31 December 2012 the liquidity pool was £150bn (2011: £152bn) and moved within a month-end range of £150bn to £173bn. The liquidity pool comprises high quality, liquid unencumbered assets, diversified across currencies broadly in line with wholesale debt requirements, with 87% (2011: 93%) comprising cash and deposits with central banks and government bonds.

170 I

Financial review

Analysis of results by business

All disclosures in this section are unaudited unless otherwise stated

Segmental analysis (audited)

Analysis of results by business (audited)
	UKRBB £m	Europe RBB £m	Africa RBB £m [f]	Barclaycard £m	Investment Bank £m	Corporate Banking £m [f]	Wealth and Investment Management £m	Head Office and Other Operations £m	Total £m
As at 31 December 2012
Total income net of insurance claims[a]	4,421	915	3,157	4,170	11,722	2,918	1,815	(4,427)	24,691
Credit impairment charges and other provisions	(269)	(328)	(646)	(979)	(460)	(872)	(38)	(4)	(3,596)
Operating expenses[b], [c], [d]	(3,864)	(839)	(2,053)	(2,135)	(7,249)	(2,355)	(1,463)	(1,031)	(20,989)
Other income/(losses)[e]	4	13	10	30	50	10	1	22	140
Profit/(loss) before tax from continuing operations	292	(239)	468	1,086	4,063	(299)	315	(5,440)	246
Total assets	136,665	47,128	44,798	37,511	1,074,805	86,255	23,716	39,443	1,490,321
As at 31 December 2011
Total income net of insurance claims[a]	4,656	1,226	3,571	4,095	10,335	3,108	1,744	3,557	32,292
Credit impairment charges and other provisions	(536)	(261)	(466)	(1,259)	(93)	(1,147)	(41)	(1,799)	(5,602)
Operating expenses[b], [c,d]	(3,102)	(1,638)	(2,279)	(2,306)	(7,289)	(1,882)	(1,493)	(788)	(20,777)
Other income/(losses)[e]	2	12	6	31	12	(71)	(3)	(23)	(34)
Profit/(loss) before tax from continuing operations	1,020	(661)	832	561	2,965	8	207	947	5,879
Total assets	127,845	51,310	48,243	33,838	1,158,350	91,190	20,866	31,885	1,563,527
As at 31 December 2010
Total income net of insurance claims[a]	4,518	1,164	3,512	4,024	13,209	3,162	1,560	291	31,440
Credit impairment charges and other provisions	(819)	(314)	(559)	(1,688)	(543)	(1,699)	(48)	(2)	(5,672)
Operating expenses[b], [c,d]	(2,809)	(1,033)	(2,307)	(1,570)	(8,295)	(2,018)	(1,349)	(590)	(19,971)
Other income/(losses)[e]	99	44	84	25	18	(2)	–	–	268
Profit/(loss) before tax from continuing operations	989	(139)	730	791	4,389	(557)	163	(301)	6,065
Total assets	121,590	53,609	57,760	30,324	1,094,799	88,239	17,849	25,475	1,489,645

Notes

a	The impact of own credit movements in the fair value of structured note issuance is charge of £4,579m (2011: gain of £2,708m; 2010: gain of £391m) is included within the results of Head Office and Other Operations. This reflects the fact that these fair value movements relate to the credit worthiness of the issuer as a whole. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.
b	The UK bank levy of £345m (2011: £325m; 2010: £nil) is reported under Head Office and Other Operations.
c	The provision for PPI redress of £1,600m is reported under UKRBB £1,180m (2011: £400m; 2010: £nil) and Barclaycard £420m (2011: £600m; 2010: £nil).
d	The impairment of goodwill is £nil (2011: £597m; 2010: £243m) relates to Europe RBB £nil (2011: £427m; 2010: £nil), Corporate Banking £nil (2011: £123m; 2010: £243m) and Barclaycard £nil (2011: £47m; 2010: £nil).
e	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.
f	Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. The 2010 and 2011 comparatives have been restated. This restatement has no impact on the Group’s overall result.

I 171

Financial review

Analysis of results by business continued

The Group’s activities have been organised under the following business groupings:

¡

UKRBB is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UKRBB also provides unsecured loans and general insurance as well as banking and money transmission services to small and medium sized businesses. UKRBB was previously named UK Retail Banking;

¡

Europe RBB provides retail services, including credit cards in Spain, Italy, Portugal and France, as well as business lending to small and medium sized enterprises, through a variety of distribution channels. Europe RBB was previously named Western Europe Retail Banking;

¡	Africa RBB provides retail, corporate and credit card services across Africa and the Indian Ocean. Africa RBB combines the operations previously reported as Barclays Africa and Absa;
¡	Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending;

¡

The Investment Bank division of Barclays provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs;

¡	Corporate Banking provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK and internationally;

¡	Wealth and Investment Management focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage; and

¡	Head Office and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

Income by Geographic Region[c] (audited)
		Adjusted[a,b]			Statutory
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Continuing operations
UKa	12,012	11,981	12,323	7,433	15,819	12,714
Europe	3,816	4,207	4,828	3,816	4,207	4,828
Americas[b]	7,599	6,083	7,742	7,826	6,025	7,742
Africa and Middle East	4,510	4,967	4,997	4,510	4,967	4,997
Asia	1,106	1,274	1,159	1,106	1,274	1,159
Total	29,043	28,512	31,049	24,691	32,292	31,440

Statutory income from individual countries which represent more than 5% of total income[c] (audited)
				2012 £m	2011 £m	2010 £m
Continuing operations
UK				7,433	15,819	12,714
US				7,604	5,802	7,172
South Africa				4,211	3,942	3,684

Notes

a	UK adjusted income excludes the impact of an own credit charge of £4,579m (2011: gains of £2,708m; 2010: gains of £391m), gains on debt buy £nil (2011: gains of £1,130m, 2010: £nil).
b	Americas adjusted income also excludes gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m, 2010: £nil).
c	Total income net of insurance claims based on counterparty location.

172 I

Returns and equity by business

Returns on average equity and average tangible equity are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate.

Average allocated equity has been calculated as 10% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the

Group uses for capital planning purposes. The higher capital level currently held, reflecting the Core Tier 1 capital ratio of 10.9% as at 31 December 2012, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

Comparatives throughout this document have been calculated based on 10% of risk weighted assets.

Return on average equity
	Adjusted			Statutory
	2012%	2011%	2010%	2012%	2011%	2010%
UKRBB	16.0	14.9	9.9	3.1	10.6	11.4
Europe RBB	(8.0)	(6.0)	(1.0)	(8.0)	(21.8)	(0.2)
Africa RBB	3.8	9.7	8.8	3.8	9.8	11.6
Barclaycard	22.1	17.4	12.5	15.2	6.8	12.5
Investment Bank	13.7	10.4	13.5	13.7	10.4	13.5
Corporate Banking	5.5	1.7	(3.7)	(3.7)	(1.0)	(6.6)
Wealth and Investment Management	13.9	10.9	8.8	13.9	10.9	8.8
Group excluding Head Office and Other Operations	12.1	9.4	8.8	8.0	6.4	8.7
Head Office and Other Operations Impact	(4.3)	(2.8)	(2.0)	(9.9)	(0.6)	(1.5)
Group	7.8	6.6	6.8	(1.9)	5.8	7.2

Return on average tangible equity
	Adjusted			Statutory
	2012%	2011%	2010%	2012%	2011%	2010%
UKRBB	30.5	28.6	18.7	5.9	20.3	21.4
Europe RBB	(9.2)	(7.9)	(1.3)	(9.2)	(29.0)	(0.2)
Africa RBB[a]	7.6	16.2	15.9	7.6	16.3	18.4
Barclaycard	29.7	23.0	16.9	20.5	9.0	16.9
Investment Bank	14.2	10.8	14.1	14.2	10.8	14.1
Corporate Banking	5.8	1.8	(4.0)	(3.9)	(1.0)	(7.2)
Wealth and Investment Management	19.2	15.0	12.3	19.2	15.0	12.3
Group excluding Head Office and Other Operations	14.2	11.5	10.8	9.5	8.0	10.7
Head Office and Other Operations Impact	(5.1)	(3.6)	(2.6)	(11.7)	(1.1)	(2.0)
Group	9.1	7.9	8.2	(2.2)	6.9	8.7

	Average equity			Average tangible equity
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
UKRBB	6,940	6,821	6,954	3,634	3,562	3,694
Europe RBB	2,278	2,703	2,506	1,984	2,032	1,844
Africa RBB	2,511	2,625	2,499	1,067	1,034	807
Barclaycard	4,666	4,634	4,263	3,472	3,503	3,149
Investment Bank	20,437	20,501	22,122	19,732	19,750	21,176
Corporate Banking	7,026	7,450	8,285	6,676	6,959	7,575
Wealth and Investment Management	1,961	1,723	1,647	1,415	1,259	1,179
Head Office and Other Operations[b]	8,939	5,356	1,561	8,939	5,352	1,559
Group[c]	54,758	51,813	49,837	46,919	43,451	40,983

Notes

a	The return on average tangible equity for Africa RBB has been calculated based on average tangible equity including amounts relating to Absa Group’s non-controlling interests.
b	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders’ equity and tangible equity.
c	Group average shareholders’ equity and average shareholders’ tangible equity excludes the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.
d	Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. The 2010 and 2011 comparatives have been restated. The restatement has no impact on the Group’s overall results.

I 173

Financial review

Analysis of results by business continued

UK Retail and Business Banking

2012

Income declined 5% to £4,421m reflecting higher funding costs and reduced contribution from structural hedges, including non recurrence of gains from the disposal of hedging instruments in 2011.

Net interest income declined 5% to £3,227m with net interest margin down 14bps to 137bps principally due to reduced contributions from structural hedges. Customer asset margin decreased 15bps to 107bps reflecting higher funding costs. Average customer assets increased 5% to £124.3bn driven by mortgage growth. Customer liability margin increased 10bps to 97bps reflecting an increase in funding rates and therefore the value generated from customer liabilities. Average customer liabilities increased 4% to £111.8bn due to personal savings deposit growth. Non-interest income declined 4% to £1,194m reflecting lower net insurance income.

Credit impairment charges decreased 50% to £269m reflecting improvements across all portfolios, principally in personal unsecured lending. Loan loss rate reduced to 21bps (2011: 44bps). 90 day arrear rates improved 33bps on UK personal loans to 1.3% and deteriorated 4bps on UK mortgages to 0.3%. Adjusted operating expenses remained broadly flat at £2,684m (2011: £2,702m). Statutory operating expenses increased to £3,864m (2011: £3,102m), primarily due to the PPI redress costs of £1,180m (2011: £400m).

Adjusted profit before tax improved 4% to £1,472m. Statutory profit before tax declined 71% to £292m after £1,180m (2011: £400m) provision for PPI redress.

Adjusted return on average equity improved to 16.0% (2011: 14.9%). Statutory return on average equity declined to 3.1% (2011: 10.6%).

Total loans and advances to customers increased 6% to £128.2bn driven by growth in mortgage balances. Mortgage balances of £114.7bn at 31 December 2012 (2011: £107.8bn). Gross new mortgage lending of £18.2bn (2011: £17.2bn) and mortgage redemptions of £11.3bn (2011: £10.7bn), resulted in net new mortgage lending of £6.9bn (2011: £6.5bn). Average LTV ratio for the mortgage portfolio (including buy-to-let) on a current valuation basis was 46% (31 December 2011: 44%). Average LTV of new mortgage lending was 56% (31 December 2011: 54%). Total customer deposits increased 4% to £116.0bn primarily driven by growth in savings from ISAs and retail bonds.

Risk weighted assets increased 14% to £38.8bn principally due to mortgage balance growth, an increased operational risk charge and adoption of a more comprehensive approach to loans subject to forbearance.

	2012 £m	2011 £m	2010 £m
Income Statement Information
Net interest income	3,227	3,413	3,165
Net fee and commission income	1,154	1,157	1,255
Net trading loss	–	–	(2)
Net investment income	–	17	–
Net premiums from insurance contracts	74	92	130
Other (expense)/income	(1)	(1)	1
Total income	4,454	4,678	4,549
Net claims and benefits incurred under insurance contracts	(33)	(22)	(31)
Total income net of insurance claims	4,421	4,656	4,518
Credit impairment charges and other provisions	(269)	(536)	(819)
Net operating income	4,152	4,120	3,699
Operating expenses (excluding provision for PPI redress)	(2,684)	(2,702)	(2,809)
Provision for PPI redress	(1,180)	(400)	–
Operating expenses	(3,864)	(3,102)	(2,809)
Share of post-tax results of associates and joint ventures	4	2	(1)
Gains on acquisition	–	–	100
Profit before tax	292	1,020	989

Adjusted profit before tax[a]	1,472	1,420	889

Balance Sheet Information
Loans and advances to customers at amortised cost	£128.2bn	£121.2bn	£115.6bn
Customer accounts	£116.0bn	£111.8bn	£108.4bn
Total assets	£136.7bn	£127.8bn	£121.6bn
Risk weighted assets	£38.8bn	£34.0bn	£35.3bn

Note

a	Adjusted profit before tax excludes the impact of the provision for PPI redress of £1,180m (2011: £400m; 2010: £nil) and gains on acquisitions of £nil (2011: £nil; 2010: £100m).

174 I

2011

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

Credit impairment charges decreased 35% to £536m with annualised loan loss rate of 44bps (2010: 70bps). Personal unsecured lending impairment improved 44% to £311m with 90 day arrears rates on UK personal loans improving to 1.7% (2010: 2.6%).

Adjusted operating expenses decreased 8% to £2,702m, which excludes the £400m provision for PPI redress in 2011 and £123m one-off pension credit in 2010. Including these items, statutory operating expenses increased 10% to £3,102m.

Adjusted profit before tax improved 60% to £1,420m. Including £400m provision for PPI redress and £100m gain on acquisition of Standard Life Bank in 2010, statutory profit before tax improved 3% to £1,020m.

Adjusted return on average equity improved to 14.9% (2010: 9.9%) and adjusted return on average tangible equity improved to 28.6% (2010: 18.7%). Statutory return on average equity decreased to 10.6% (2010: 11.4%) and statutory return on average tangible equity decreased to 20.3% (2010: 21.4%).

Total loans and advances to customers increased 5% to £121.2bn driven by growth in mortgage balances. Average mortgage balances increased 6% reflecting strong positive net lending. Mortgage balances at 31 December 2011 were £107.8bn, a share by value of 9% (2010: 8%). Gross new mortgage lending increased to £17.2bn (2010: £16.9bn), with a share by value of 12% (2010: 13%). Mortgage redemptions decreased to £10.7bn (2010: £11.0bn), resulting in net new mortgage lending of £6.5bn (2010: £5.9bn). Average Loan to Value (LTV) ratio on the mortgage portfolio (including buy-to-let) on a current valuation basis was 44% (2010: 43%). Average LTV of new mortgage lending was 54% (2010: 52%). Total customer deposits increased 3% to £111.8bn.

Risk weighted assets decreased 4% to £34.0bn reflecting a decrease in unsecured lending balances partially offset by the growth in mortgage balances.

	Adjusted[a]			Statutory
	2012	2011	2010	2012	2011	2010
Performance Measures
Return on average equity	16.0%	14.9%	9.9%	3.1%	10.6%	11.4%
Return on average tangible equity	30.5%	28.6%	18.7%	5.9%	20.3%	21.4%
Return on average risk weighted assets	3.1%	3.0%	1.9%	0.6%	2.1%	2.2%
Loan loss rate (bps)	21	44	70	21	44	70
Cost: income ratio	61%	58%	62%	87%	67%	62%

Key Facts
90 day arrears rates – UK loans				1.3%	1.7%	2.6%
90 day arrears rates – home loans				0.3%	0.3%	0.3%
Number of UK current accounts				11.7m	11.9m	11.6m
Number of UK savings accounts				15.4m	15.1m	14.4m
Number of UK mortgage accounts				945,000	930,000	916,000
Number of Barclays Business customers				765,000	785,000	760,000
LTV of mortgage portfolio				46%	44%	43%
LTV of new mortgage lending				56%	54%	52%
Number of branches				1,593	1,625	1,658
Number of ATMs				4,166	3,629	3,345
Number of employees (full time equivalent)				34,800	34,100	34,700

Note

a	Adjusted performance measures excludes the impact of the provision for PPI redress of £1,180m (2011: £400m; 2010: £nil) and gains on acquisitions of £nil (2011: £nil; 2010: £100m).

I 175

Financial review

Analysis of results by business continued

Europe Retail and Business Banking

2012

Income declined 25% to £915m reflecting the challenging economic environment across Europe and non-recurrence of gains from disposal of hedging instruments in 2011.

Net interest income declined 24% to £599m. Customer asset margin decreased 4bps to 83bps with net interest margin down 20bps to 108bps, driven by higher funding costs partially offset by product re-pricing. Average customer assets decreased 7% to £40.8bn driven by active management to reduce funding mismatch. Customer liability margin decreased 27bps to 38bps and average customer liabilities decreased 16% to £14.8bn, reflecting competitive pressures.

Non-interest income declined 28% to £316m, reflecting lower commissions mainly from Italy mortgage sales and lower sales of investment products.

Credit impairment charges increased 26% to £328m due to deterioration in credit performance across Europe reflecting current economic conditions. Loan loss rate increased to 80bps (2011: 54bps). 90 day arrears rate for home loans increased 19bps to 0.7% in Spain, increased 5bps to 0.7% in Portugal and increased 6bps to 1.0% in Italy.

Adjusted operating expenses decreased 31% to £839m, reflecting non recurrence of 2011 restructuring charges of £189m and related ongoing cost savings. Statutory operating expenses, which includes goodwill impairment of £nil (2011: £427m) decreased 49% to £839m (2011: £1,638m).

Adjusted loss before tax increased 2% to £239m while adjusted return on average equity declined to negative 8.0% (2011: negative 6.0%) primarily due to lower average capital resulting from the 2011 goodwill impairment write-off. Statutory loss before tax decreased 64% to £239m (2011: £661m) and statutory return on average equity increased to negative 8.0% (2011: negative 21.8%) driven by the non-recurrence of 2011 goodwill impairment charges of £427m.

Loans and advances to customers decreased 8% to £40.0bn reflecting currency movements and active management to reduce funding mismatch. This change has driven an 8% reduction in total assets to £47.1bn.

Customer deposits increased 7% to £17.6bn, reflecting active management to reduce funding mismatch.

Risk weighted assets decreased 2% to £17.1bn principally due to reductions in loans and advances and currency movements, partially offset by an increased operational risk charge and portfolio deterioration in Spain.

	2012 £m	2011 £m	2010 £m
Income Statement Information
Net interest income	599	786	679
Net fee and commission income	284	429	421
Net trading income	7	9	20
Net investment income	52	91	67
Net premiums from insurance contracts	331	463	479
Other income/(expense)	1	(49)	9
Total income	1,274	1,729	1,675
Net claims and benefits incurred under insurance contracts	(359)	(503)	(511)
Total income net of insurance claims	915	1,226	1,164
Credit impairment charges and other provisions	(328)	(261)	(314)
Net operating income	587	965	850
Operating expenses (excluding goodwill impairment)	(839)	(1,211)	(1,033)
Goodwill impairment	–	(427)	–
Operating expenses	(839)	(1,638)	(1,033)
Share of post-tax results of associates and joint ventures	13	12	15
Gains on acquisition	–	–	29
(Loss)/profit before tax	(239)	(661)	(139)

Adjusted (loss)/profit before tax[a]	(239)	(234)	(168)
Balance Sheet Information
Loans and advances to customers at amortised cost	£40.0bn	£43.6bn	£43.4bn
Customer accounts	£17.6bn	£16.4bn	£18.9bn
Total assets	£47.1bn	£51.3bn	£53.6bn
Risk weighted assets	£17.1bn	£17.4bn	£17.3bn

Note

a	Adjusted profit before tax and adjusted performance measures excludes goodwill impairment of £nil (2011: £427m; 2010: £nil) and gains on acquisition of £nil (2011: £nil; 2010: £29m).

176 I

2011

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

Adjusted operating expenses, which excludes the £427m Spanish goodwill impairment, increased 17% to £1,211m, primarily due to restructuring charges of £189m. 142 branches, largely in Spain, have been closed and the number of employees reduced by 900 during 2011. Including Spanish goodwill impairment, operating expenses increased 59% to £1,638m (2010: £1,033m).

Europe Retail and Business Banking adjusted loss before tax increased to £234m (2010: £168m) reflecting repositioning of the business due to the deteriorating economic environment and restructuring charges of £189m (2010: £22m). Loss before tax of £661m (2010: £139m) reflecting £427m of Spanish goodwill impairment and restructuring charges of £189m. Spanish goodwill was fully impaired due to the deteriorating economic environment in Spain in the fourth quarter of 2011 and ongoing economic uncertainty.

Loans and advances to customers remained stable. Customer deposits decreased 13% to £16.4bn, reflecting the competitive environment.

Adjusted return on average equity of negative 6.0% (2010: negative 1.0%) and return on average equity of negative 21.8% (2010: negative 0.2%) reflecting the repositioning of the business during 2011.

	Adjusted[a]						Statutory
	2012		2011		2010		2012		2011		2010
Performance Measures
Return on average equity[b]	(8.0%	)	(6.0%	)	(1.0%	)	(8.0%	)	(21.8%	)	(0.2%	)
Return on average tangible equity[b]	(9.2%	)	(7.9%	)	(1.3%	)	(9.2%	)	(29.0%	)	(0.2%	)
Return on average risk weighted assets[b]	(1.1%	)	(0.9%	)	(0.1%	)	(1.1%	)	(3.3%	)	(0.0%	)
Loan loss rate (bps)	80		54		71		80		54		71
Cost: income ratio	92%		99%		89%		92%		134%		89%
Key Facts
90 day arrears rates – Spain home loans							0.7%		0.5%		0.4%
90 day arrears rates – Portugal home loans							0.7%		0.6%		0.4%
90 day arrears rates – Italy home loans							1.0%		1.0%		0.8%
90 day arrears rates – Total Europe RBB home loans							0.8%		0.7%		0.5%
30 day arrears rates – cards							6.2%		5.9%		6.8%
Number of customers							2.7m		2.7m		2.7m
Number of branches							923		978		1,120
Number of sales centres							219		250		243
Number of distribution points							1,142		1,228		1,363
Number of employees (full time equivalent)							7,900		8,500		9,400

Notes

a	Adjusted profit before tax and adjusted performance measures excludes goodwill impairment of £nil (2011: £427m; 2010: £nil) and gains on acquisition of £nil (2011: £nil; 2010: £29m).
b	2010 return on average equity, return on average tangible equity and return on average risk weighted assets reflect a deferred tax benefit of £205m.

I 177

Financial review

Analysis of results by business continued

Africa Retail and Business Banking

2012

Income declined 12% to £3,157m. Excluding currency movements, income declined 2% reflecting non-recurrence of gains from the disposal of Group hedging instruments in 2011 and downward commercial property valuations with underlying businesses across Africa remaining flat.

Net interest income declined 11% to £1,751m with the net interest margin down 10bps to 312bps primarily due to lower income generated through non customer related items partially offset by increased higher margin business. Customer asset margin increased 34bps to 326bps reflecting a change in composition towards higher margin business. Average customer assets decreased 10% to £34.1bn driven by currency movements and a modest decline in the South African mortgage book. Customer liability margin decreased 42bps to 234bps driven by a decline in South Africa partially offset by improving margins across a number of other African countries. Average customer liabilities decreased 6% to £22.1bn driven by currency movements as deposits continued to grow in South Africa where Absa remains a leader in retail deposits.

Non-interest income declined 12% to £1,406m driven largely by adverse currency movements.

Credit impairment charges increased 39% to £646m. Excluding currency movements impairment charges increased 57% principally reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book and the impact of one large name in the commercial property portfolio in South Africa. Loan loss rate increased to 194bps (2011: 129bps). However 90 day arrears rate for home loans decreased by 168bps to 1.6% reflecting improved new business and continuing low interest rate environment.

Operating expenses decreased 10% to £2,053m mainly due to currency movements with underlying business growth broadly in line.

Profit before tax declined 44% to £468m and adjusted return on average equity decreased to 3.8% (2011: 9.7%). Statutory return on average equity decreased to 3.8% (2011: 9.8%).

Loans and advances to customers decreased 8% to £31.7bn mainly due to currency movements and a modest decline in the South African mortgage book.

Customer deposits decreased 3% to £22.0bn. Excluding currency movements customer deposits increased 7% mainly due to growth in South African deposits.

Risk weighted assets decreased 11% to £27.0bn, principally due to foreign exchange movements and a change in approach for sovereign risk weightings, offset by an increased operational risk charge.

	2012 £m	2011 £m [b]	2010 £m [b]
Income Statement Information
Net interest income	1,751	1,978	1,914
Net fee and commission income	1,101	1,196	1,245
Net trading income	69	70	52
Net investment income	5	56	58
Net premiums from insurance contracts	417	432	400
Other income	21	54	57
Total income	3,364	3,786	3,726
Net claims and benefits incurred under insurance contracts	(207)	(215)	(215)
Total income net of insurance claims	3,157	3,571	3,512
Credit impairment charges and other provisions	(646)	(466)	(559)
Net operating income	2,511	3,105	2,953
Operating expenses	(2,053)	(2,279)	(2,307)
Share of post-tax results of associates and joint ventures	10	6	3
Profit on disposal of subsidiaries, associates and joint ventures	–	–	81
Profit before tax	468	832	730

Adjusted profit before tax[a]	468	830	649

Balance Sheet Information
Loans and advances to customers at amortised cost	£31.7bn	£34.4bn	£43.0bn
Customer accounts	£22.0bn	£22.6bn	£23.3bn
Total assets	£44.8bn	£48.2bn	£57.8bn
Risk weighted assets	£27.0bn	£30.3bn	£35.0bn

Notes

a	Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (2011: £2m; 2010: £81m).
b	Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. The 2010 and 2011 comparatives have been restated. This restatement has no impact on the Group’s overall results.

178 I

2011

Income improved 2% to £3,786m with good underlying growth offset by currency movements.

Net interest income improved 3% to £1,978m with the net interest margin remaining stable at 322bps. South Africa improved to £1,510m due to strong liability growth and margin improvements, partially offset by the depreciation in the average value of the Rand against Sterling and a reduction in total advances to customers. The rest of the African businesses declined to £468m due to Sterling appreciation and the impact of margin compression in both retail and corporate portfolios.

Net fee and commission income declined 4% to £1,196m reflecting the impact of currency movements partially offset by the impact of volume growth and selected pricing increases.

Credit impairment charges decreased 17% to £466m reflecting improved economic conditions in South Africa and better recoveries across the continent, together with currency movements.

Operating expenses decreased 1% to £2,279m, primarily driven by strong cost management, currency movements and restructuring benefits partially offset by a one-off pension credit in 2010 and inflationary pressures.

Adjusted profit before tax improved 28% to £830m reflecting business growth in South Africa and a significant improvement in credit impairments across the African continent offset by non-recurrence of a pension credit of £54m in 2010. Profit before tax improved 14% to £832m, with 2010 including a gain of £77m from the sale of the custody business.

Customer assets decreased 20% to £34.4bn, driven by depreciation of major African currencies against Sterling and lower volumes. Customer asset margin was 292bps. Improvement in South Africa driven by strong liability growth and margin improvements, partially offset by the depreciation in the average value of the Rand against Sterling and a reduction in total advances to customers.

Customer liabilities decreased 3% to £22.6bn driven by depreciation of the Rand against Sterling partially offset by underlying growth in retail and commercial deposits of 13% in South Africa. Customer liability margin was 304bps as growth in high margin products within retail was offset by pressures on commercial margins.

	Adjusted[a]			Statutory
	2012	2011	2010	2012	2011	2010
Performance Measures
Return on average equity[b,c]	3.8%	9.7%	8.8%	3.8%	9.8%	11.6%
Return on average tangible equity[c]	7.6%	16.2%	15.9%	7.6%	16.3%	18.4%
Return on average risk weighted assets	0.9%	1.7%	1.6%	0.9%	1.7%	1.9%
Loan loss rate (bps)	194	129	125	194	129	125
Cost: income ratio	65%	64%	66%	65%	64%	66%
Key Facts
90 days arrears rate – South African home loans				1.6%	3.2%	3.9%
Number of customers				13.5m	14.5m	14.4m
Number of ATMs				10,468	10,068	9,530
Number of branches				1,339	1,354	1,321
Number of sales centres				112	139	222
Number of distribution points				1,451	1,493	1,543
Number of employees (full time equivalent)				41,700	43,800	47,700

Notes

a	Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (2011: £2m; 2010: £81m).
b	The return on average equity differs from the return on the equity reported by Absa Group Ltd as the latter does not include goodwill arising from Barclays acquisition of the Absa Group and does include other Absa Group businesses that Barclays Group reports within Barclaycard, Investment Bank and Wealth and Investment Management.
c	Including non-controlling interests.

I 179

Financial review

Analysis of results by business continued

Barclaycard

2012

Income increased 2% to £4,170m reflecting continued growth across the business and contributions from portfolio acquisitions. This was partially offset by higher funding costs, non-recurrence of gains from the disposal of hedging instruments in 2011 and depreciation of Rand against Sterling. UK income increased 1% to £2,616m including contribution from 2011 portfolio acquisitions and business growth offset by increased funding costs. International income improved 7% to £1,554m driven by higher US outstanding balances and contribution from portfolio acquisitions.

Net interest income remained flat at £2,854m. Contributions from business growth and acquisitions were offset by lower net interest margin of 846bps (2011: 944bps) which stabilised in the second half of the year. Average customer assets increased 7% to £32.5bn due to portfolio acquisitions and business growth. Customer asset margin was down 13bps to 939bps due to higher funding costs.

Non-interest income improved 7% to £1,316m driven by increased volumes in the Business Payment and US portfolios.

Credit impairment charges decreased 22% to £979m resulting from improved delinquency, lower charge-offs and better recovery rates, primarily in the first half of 2012. Loan loss rate improved by 109bps to 282bps (2011: 391bps). 30 day arrears rates for consumer cards in UK down to 2.5% (2011: 2.7%), in the US down to 2.4% (2011: 3.1%) and in South Africa up to 5.2% (2011: 4.9%).

Adjusted operating expenses increased 3% to £1,715m reflecting portfolio acquisitions, provision for certain other insurance products and investment spend. Statutory operating expenses, including the provision for PPI redress of £420m (2011: £600m) and goodwill impairment of £nil (2011: £47m), decreased 7% to £2,135m (2011: £2,306m).

Adjusted profit before tax improved 25% to £1,506m. Statutory profit before tax increased by £525m to £1,086m after £420m (2011: £600m) provision for PPI redress.

Adjusted return on average equity improved to 22.1% (2011: 17.4%). Statutory return on average equity improved to 15.2% (2011: 6.8%).

Total assets increased 11% to £37.5bn primarily driven by business growth and acquisitions.

Customer deposits increased by £2.2bn to £2.8bn due to business funding initiatives in the US and Germany.

Risk weighted assets increased 7% to £36.5bn, principally due to growth in assets and an increased operational risk charge.

	2012 £m	2011 £m	2010 £m
Income Statement Information
Net interest income	2,854	2,860	2,814
Net fee and commission income	1,271	1,171	1,136
Net trading loss	(9)	(7)	(8)
Net investment income	–	10	39
Net premiums from insurance contracts	36	42	50
Other income	19	20	1
Total income	4,171	4,096	4,032
Net claims and benefits incurred under insurance contracts	(1)	(1)	(8)
Total income net of insurance claims	4,170	4,095	4,024
Credit impairment charges and other provisions	(979)	(1,259)	(1,688)
Net operating income	3,191	2,836	2,336
Operating expenses (excluding provision for PPI redress and goodwill impairment)	(1,715)	(1,659)	(1,570)
Provision for PPI redress	(420)	(600)	–
Goodwill impairment	–	(47)	–
Operating expenses	(2,135)	(2,306)	(1,570)
Share of post-tax results of associates and joint ventures	30	31	25
Profit on disposal of subsidiaries, associates and joint ventures	–	–	–
Profit before tax	1,086	561	791

Adjusted profit before tax[a]	1,506	1,208	791
Balance Sheet Information
Loans and advances to customers at amortised cost	£32.9bn	£30.1bn	£26.6bn
Customer deposits	£2.8bn	£0.6bn	£0.6bn
Total assets	£37.5bn	£33.8bn	£30.3bn
Risk weighted assets	£36.5bn	£34.2bn	£31.9bn

Note

a	Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £420m (2011: £600m; 2010: £nil), and goodwill impairment in FirstPlus secured lending portfolio of £nil (2011: £47m; 2010: £nil).

180 I

2011

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

Adjusted return on average equity increased to 17.4% (2010: 12.5%) and adjusted return on average tangible equity increased to 23.0% (2010: 16.9%), reflecting increased adjusted profit after tax. Statutory return on average equity decreased to 6.8% (2010: 12.5%) and statutory return on average tangible equity decreased to 9.0% (2010: 16.9%), reflecting decreased profit after tax.

Total assets increased 12% to £33.8bn and risk weighted assets increased 7% to £34.2bn reflecting acquired portfolios and organic growth in the UK. These were partially offset by continued run-off of the FirstPlus portfolio.

	Adjusted[a]			Statutory
	2012	2011	2010	2012	2011	2010
Performance Measures
Return on average equity	22.1%	17.4%	12.5%	15.2%	6.8%	12.5%
Return on average tangible equity	29.7%	23.0%	16.9%	20.5%	9.0%	16.9%
Return on average risk weighted assets	3.3%	2.6%	1.9%	2.3%	1.2%	1.9%
Loan loss rate (bps)	282	391	570	282	391	570
Cost: income ratio	41%	41%	39%	51%	56%	39%
Key Facts
30 day arrears rates – UK cards				2.5%	2.7%	3.4%
30 day arrears rates – US cards				2.4%	3.1%	4.6%
30 day arrears rates – South Africa cards				5.2%	4.9%	7.2%
Total number of Barclaycard customers				28.8m	22.6m	21.7m
Total average customer assets				£32.5bn	£30.3bn	£28.8m
Payments Processed				£240bn	£219bn	£199m
Number of retailer relationships				89,000	87,000	87,000
Number of employees (full time equivalent)				11,000	10,400	9,900
Note

a	Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £420m (2011: £600m; 2010: £nil) and £nil goodwill impairment in FirstPlus secured lending portfolio (2011: £47m; 2010: £nil).

I 181

Financial review

Analysis of results by business continued

Investment Bank

2012

Profit before tax increased 37% to £4,063m driven by strong income growth and reduced operating expenses.

Total income increased 13% to £11,722m. Fixed Income, Currency and Commodities (FICC) income improved 17% to £7,403m in an uncertain but more favourable trading environment. Increased liquidity and higher client volumes across a number of product areas resulted in increased contributions from the Rates, Emerging Markets, Commodities, Securitised Products and Credit businesses, partially offset by lower contributions from Currency driven by subdued volumes and lower volatility. Equities and Prime Services income increased 14% to £1,991m, reflecting global market share gains which resulted in improved performance in cash equities and equity derivatives, despite subdued market volumes. Investment Banking income increased 5% to £2,123m, reflecting global market share gains and increases in revenues across global financial advisory and underwriting businesses more than offsetting the impact of increased internal sales concessions. Debt underwriting activity and equity underwriting in the Americas grew particularly strongly and were primary contributors to the 8% increase in total net fees and commission income.

Credit impairment charges of £460m (2011: £93m) primarily related to £232m on ABS CDO Super Senior positions as a result of model changes to calibrate to current market data sources, and higher losses on single name exposures. The prior year included a non recurring release of £223m.

Operating expenses decreased 1% to £7,249m, driven by a 3% reduction in total performance costs to £1,693m including £210m increase in deferred bonus charges. Non-performance costs remained in line at £5,556m (2011: £5,571m) despite absorbing £193m charge relating to the setting of inter-bank offered rates.

Cost to net operating income ratio of 64% (2011: 71%) within target range of 60% to 65%. The compensation to income ratio improved to 39% (2011: 47%).

Return on average equity of 13.7% (2011: 10.4%) and return on average risk weighted assets of 1.5% (2011: 1.2%).

Assets contributing to adjusted gross leverage decreased 6% to £567.9bn reflecting decreases in cash and balances at central banks, trading portfolio assets, and loans and advances to banks and customers, partially offset by an increase in reverse repurchase agreements.

	2012 £m	2011 £m	2010 £m
Income Statement Information
Net interest income	619	1,177	1,121
Net fee and commission income	3,262	3,026	3,347
Net trading income	7,315	5,264	7,986
Net investment income/(loss)	526	873	752
Other income	–	(5)	3
Total income	11,722	10,335	13,209
Credit impairment charges and other provisions	(460)	(93)	(543)
Net operating income	11,262	10,242	12,666
Operating expenses	(7,249)	(7,289)	(8,295)
Share of post-tax results of associates and joint ventures	50	12	18
Profit before tax	4,063	2,965	4,389
Adjusted profit before tax	4,063	2,965	4,389
Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£145.0bn	£158.6bn	£149.7bn
Customer deposits	£76.2bn	£83.1bn	£70.3bn
Total assets	£1,074.8bn	£1,158.4bn	£1,094.8bn
Assets contributing to adjusted gross leverage	£567.9bn	£604.0bn	£668.1bn
Risk weighted assets	£178.0bn	£186.7bn	£191.3bn

182 I

Credit market exposures decreased 39% to £9,310m, reflecting net sales and paydowns and other movements of £5,436m, foreign exchange movements of £459m, offset by net fair value gains and impairment charges of £44m.

Risk weighted assets decreased 5% to £178.0bn, principally reflecting reductions in risk exposures, including legacy asset sell downs, and foreign exchange movements. This was partially offset by an increased operational risk charge and a more conservative approach to sovereign exposures.

2011

Investment Bank profit before tax declined to £2,965m (2010: £4,389) driven by a 22% reduction in income to £10,335m in a challenging market environment, partially offset by reduced credit impairment charges and operating expenses, including compensation costs.

FICC declined 27% to £6,325m, reflecting lower contributions from Rates, Credit, and Commodities in a challenging trading environment. Currency improved 27% on 2010, benefiting from market volatility and strong client volumes. Equities and Prime Services declined 14%, with reduced performance in cash equities and equity derivatives offset by improved client flow in equity financing. Investment Banking reduced 10%. Equity underwriting was in line with the prior year, while financial advisory and debt underwriting were impacted by lower deal activity.

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

Risk weighted assets down 2% to £187bn, reflecting lower levels of client activity, risk reduction and reduction in credit market exposures, more than offsetting the impact of CRD III.

Analysis of total income				2012 £m	2011 £m	2010 £m
Fixed Income, Currency and Commodities				7,403	6,325	8,687
Equities and Prime Services				1,991	1,751	2,040
Investment Banking				2,123	2,027	2,243
Principal Investments				205	232	239
Total income				11,722	10,335	13,209

	Adjusted			Statutory
	2012	2011	2010	2012	2011	2010
Performance Measures
Return on average equity	13.7%	10.4%	13.5%	13.7%	10.4%	13.5%
Return on average tangible equity	14.2%	10.8%	14.1%	14.2%	10.8%	14.1%
Return on average risk weighted assets	1.5%	1.2%	1.5%	1.5%	1.2%	1.5%
Loan loss rate (bps)	30	8	42	30	8	42
Cost: income ratio	62%	71%	63%	62%	71%	63%
Cost: net operating income ratio	64%	71%	65%	64%	71%	65%
Compensation: income ratio	39%	47%	43%	39%	47%	43%
Average income per employee (000s)	£494	£424	£529	£494	£424	£529
Other measures
Average DVaR (95%)				£38m	£57m	£53m
Number of employees (full time equivalent)				24,000	23,600	24,800

I 183

Financial review

Analysis of results by business continued

Corporate Banking

2012

Adjusted profit before tax improved £347m to £551m including a gain of £71m (2011: loss of £111m) in the net valuation of fair value items, primarily driven by improved credit impairment in Europe and UK and lower operating expenses. Statutory loss before tax was £299m (2011: profit £8m) including a £850m provision for interest rate hedging products redress.

¡

UK adjusted profit before tax improved 22% to £910m reflecting a £182m improvement in the net valuation of fair value items, improved operating expenses and credit impairment. UK statutory profit before tax decreased £687m to £60m including a £850m provision for interest rate hedging products redress.

¡

Europe loss before tax improved £266m to £381m principally due to improved credit impairment charges in Spain of £337m (2011: £480m) and improved operating expenses benefitting from progress in restructuring, partially offset by reduced income from exited businesses and non-core clients.

¡

Rest of the World statutory profit before tax improved £114m to £22m reflecting the non-recurrence of prior year loss on disposal of Barclays Bank Russia. Rest of the World adjusted profit before tax improved £41m to £22m reflecting lower operating expenses as a result of refocusing of our international business.

Net interest income decreased 13% to £1,870m reflecting increased funding costs, non-recurring income from exited businesses and gains on the disposal of hedging instruments. Net interest margin down 22bps to 124bps principally due to higher funding costs and non-recurring gains from the sale of hedging instruments. Customer asset margin decreased 32bps to 114bps reflecting higher funding costs and reduced balances due to the refocusing of our international business. Customer liability margin increased 15bps to 109bps principally due to higher balances in the UK driven by currency deposits and current accounts, and reflecting an increase in funding rates and therefore the value generated from customer liabilities.

Credit impairment charges reduced 24% to £872m. Loan loss rate improved to 128bps (2011: 156bps). Impairment charges in Europe reduced by £174m to £542m, primarily as a result of ongoing action to reduce exposure within the property and construction sector in Spain.

Adjusted operating expenses improved 14% to £1,505m, reflecting the benefits of prior year restructuring and cost control initiatives. Adjusted cost to income ratio improved to 52% (2011: 57%). Statutory operating expenses, which includes the provision for interest rate hedging product redress of £850m (2011: £nil), increased to £2,355m (2011: £1,882m). As a result, statutory cost to income ratio deteriorated to 81% (2011: 61%). Adjusted return on average equity improved to 5.5% (2011: 1.7%). Statutory return on average equity is negative 3.7% (2011: negative 1.0%).

	2012 £m	2011 £m [b]	2010 £m [b]
Income Statement Information
Net interest income	1,870	2,155	2,123
Net fee and commission income	955	1,005	983
Net trading (expense)/income	65	(99)	81
Net investment income/(loss)	23	29	(32)
Other income	5	18	7
Total income	2,918	3,108	3,162
Credit impairment charges and other provisions	(872)	(1,147)	(1,699)
Net operating income	2,046	1,961	1,463
Operating expenses excluding goodwill impairment	(1,505)	(1,759)	(1,775)
Provision for interest rate hedging products redress	(850)	–	–
Goodwill impairment	–	(123)	(243)
Operating expenses	(2,355)	(1,882)	(2,018)
Share of post-tax results of associates and joint ventures	10	2	(2)
Loss on disposal of subsidiaries, associates and joint ventures		(73)	–
(Loss)/profit before tax	(299)	8	(557)

Adjusted profit/(loss) before tax[a]	551	204	(314)

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£62.9bn	£66.9bn	£68.1bn
Loans and advances to customers at fair value	£17.6bn	£17.2bn	£14.4bn
Customer deposits	£97.1bn	£85.2bn	£79.0bn
Total assets	£86.3bn	£91.2bn	£88.2bn
Risk weighted assets	£68.0bn	£72.8bn	£74.2bn
Number of employees (full time equivalents)	10,300	11,200	12,900

Notes

a	Adjusted profit before tax and adjusted performance measures exclude the impact of goodwill impairment of £nil (2011: £123m, 2010: £243m), provision for interest rate hedging products redress of £850m (2011: £nil, 2010: £nil) and loss on disposal of £nil (2011: £73m, 2010: £nil).
b	Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. The 2010 and 2011 comparatives have been restated. This restatement has no impact on the Group’s overall results.

184 I

Total assets in UK up by £0.6bn driven by solid growth in net UK lending. Total assets down £4.9bn to £86.3bn as increases in the UK are more than offset by reductions in Europe and Rest of the World due to the refocusing of our international business. Customer deposits increased 14% to £97.1bn with increased balances in the UK and Europe due to higher currency deposits and current accounts.

Risk weighted assets decreased 7% to £68.0bn, principally reflecting the benefit of the refocusing of our international business, partially offset by an increased operational risk charge.

2011

Adjusted profit before tax improved to £204m (2010: loss of £314m), reflecting significant progress in restructuring overseas operations and improved credit impairment in Europe. Profit before tax improved to £8m (2010: £557m loss), including £123m impairment of Spanish goodwill and £73m loss on the disposal of Barclays Bank Russia (BBR).

UK profit before tax declined £88m to £747m including a decline in the net valuation of fair value loans. Excluding this item, underlying UK performance improved, reflecting increased net investment and fee and commission income and improving credit impairment, partially offset by an increase in costs mainly from the non-recurrence of a prior year pension credit and continued investment in infrastructure. Europe loss before tax reduced 24% to £647m, reflecting lower credit impairment partially offset by the goodwill impairment in Spain. Rest of the World loss before tax reduced 83% to £92m, principally due to the non-recurrence of a prior year goodwill impairment in BBR, lower operating expenses and an improvement in loan loss rates, partially offset by the loss on disposal of BBR.

Net interest income improved 2% to £2,155m driven by increases in UK customer liabilities and customer liability margins. Customer assets decreased 2% to £66.9bn and customer liabilities increased 8% to £85.2bn.

Credit impairment charges reduced 32% to £1,147m, as overall loan loss rates improved to 156bps (2010: 219bps). UK reduced 22% to £355m, benefiting from lower default rates and tightly controlled exposure to commercial real estate loans. Europe reduced 33% to £716m primarily due to lower impairment charges in Spain of £480m (2010: £898m), reflecting proactive risk management action to reduce exposure to the property and construction sector. Rest of the World reduced 58% to £76m, primarily as a result of management action to reduce risk profile of portfolios.

Adjusted operating expenses reduced by 1% to £1,759m, which excludes the impact of goodwill impairment. Including goodwill impairment, statutory operating expenses decreased 7% to £1,882m (2010: £2,018m). A decrease in restructuring charges and benefits from streamlining operations more than offset the impact of the non-recurrence of the prior year pension credit.

Total assets increased to £91.2bn (2010: £88.2bn) mainly driven by higher balances in the UK. There was 8% growth in customer deposits to £85.2bn (2010: £79.0bn), largely within the UK, benefiting from product innovation.

Risk weighted assets decreased 2% to £72.8bn reflecting reductions in net exposures in Europe and Rest of the World, partially offset by higher net balances in the UK.

	Adjusted[a]				Statutory
	2012	2011	2010		2012		2011		2010
Performance Measures
Return on average equity	5.5%	1.7%	(3.7%	)	(3.7%	)	(1.0%	)	(6.6%	)
Return on average tangible equity	5.8%	1.8%	(4.0%	)	(3.9%	)	(1.0%	)	(7.2%	)
Return on average risk weighted assets	0.6%	0.2%	(0.4%	)	(0.3%	)	(0.1%	)	(0.7%	)
Loan loss rate (bps)	128	156	219		128		156		219
Cost: income ratio	52%	57%	56%		81%		61%		64%

Income Statement Information	2012				2011
	UK £m	Europe £m	RoW £m	Total £m	UK £m	Europe £m	RoW £m	Total £m
Income	2,234	313	371	2,918	2,199	440	469	3,108
Credit impairment charges and other provisions	(285)	(542)	(45)	(872)	(355)	(716)	(76)	(1,147)
Operating expenses (excluding provision for interest rate hedging products redress)	(1,041)	(152)	(312)	(1,505)	(1,099)	(248)	(412)	(1,759)
Provision for interest rate hedging redress	(850)	–	–	(850)	–	(123)	–	(123)
Other net income	2	–	8	10	2	–	(73)	(71)
Profit/(loss) before tax	60	(381)	22	(299)	747	(647)	(92)	8

Adjusted profit/(loss) before tax[a]	910	(381)	22	551	747	(524)	(19)	204

Note

a	Adjusted profit before tax and adjusted performance measures exclude the impact of goodwill impairment of £nil (2011: £123m, 2010: £243m), provision for interest rate hedging products redress of £850m (2011: £nil, 2010: £nil) and loss on disposal of £nil (2011: £73m, 2010: £nil).

I 185

Financial review

Analysis of results by business continued

Wealth and Investment Management

2012

Income improved 4% to £1,815m primarily driven by an increase in the High Net Worth businesses.

Net interest income grew 7% to £853m reflecting growth in deposit and lending balances in the High Net Worth businesses. Net interest margin decreased 7bps to 122bps due to ongoing low interest rate environment and reduced contribution from structural hedges. Customer deposits increased 16% to £53.8bn. Loans and advances to customers increased 13% to £21.2bn.

Net fees and commissions income remained broadly in line at £946m (2011: £943m) despite challenging market conditions.

Operating expenses decreased 2% to £1,463m as cost control initiatives were partially offset by the continued cost of the strategic investment programme.

Profit before tax increased 52% to £315m and return on average equity increased to 13.9% (2011: 10.9%).

Client assets increased 13% to £186.0bn (2011: £164.2bn) principally reflecting increase in net new assets in High Net Worth businesses.

Risk weighted assets increased 21% to £15.8bn principally due to growth in lending and an increased operational risk charge.

	2012 £m	2011 £m	2010 £m
Income Statement Information
Net interest income	853	798	678
Net fee and commission income	946	943	869
Net trading income	16	5	11
Net investment income	–	–	2
Other (expense)/income	–	(2)	–
Total income	1,815	1,744	1,560
Credit impairment charges and other provisions	(38)	(41)	(48)
Net operating income	1,777	1,703	1,512
Operating expenses	(1,463)	(1,493)	(1,349)
Share of post-tax results of associates and joint ventures	1	(3)	–
Profit before tax	315	207	163

Adjusted profit before tax	315	207	163

Balance Sheet Information
Loans and advances to customers at amortised cost	£21.2bn	£18.8bn	£16.1bn
Customer deposits	£53.8bn	£46.5bn	£44.8bn
Total assets	£23.7bn	£20.9bn	£17.8bn
Risk weighted assets	£15.8bn	£13.1bn	£12.4bn

186 I

2011

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

	Adjusted			Statutory
	2012	2011	2010	2012	2011	2010
Performance Measures
Return on average equity	13.9%	10.9%	8.8%	13.9%	10.9%	8.8%
Return on average tangible equity	19.2%	15.0%	12.3%	19.2%	15.0%	12.3%
Return on average risk weighted assets	2.0%	1.5%	1.2%	2.0%	1.5%	1.2%
Loan loss rate (bps)	17	21	29	17	21	29
Cost: income ratio	81%	86%	86%	81%	86%	86%

Other financial measures
Total client assets				£186.0bn	£164.2bn	£163.9bn
Number of employees				7,900	8,100	7,700

I 187

Financial review

Analysis of results by business continued

Head Office and Other Operations

2012

Adjusted total expense net of insurance claims reduced to £152m (2011: £223m) principally due to changes in the value of hedges relating to employee share awards which were closed out during the first quarter of 2012. Statutory total income net of insurance claims decreased to an expense of £4,427m (2011: income of £3,557m) driven by the impact of own credit.

Operating expenses increased 31% to £1,031m mainly from higher regulatory costs, including a charge relating to the allocation to Head Office and Other Operations of the penalty of £97m (2011: £nil) arising from the industry wide investigation into the setting of interbank offered rates, Financial Services Compensation Scheme of £135m (2011: £45m), the increase in the UK bank levy to £345m (2011: £325m) and increased strategic initiative costs.

Adjusted loss before tax increased by 8% to £1,088m. Statutory loss before tax increased to £5,440m (2011: profit £947m) including an own credit charge of £4,579m (2011: £2,708m gain) and non-recurrence of gains on debt buy-backs, partially offset by the impact of BlackRock, Inc. investment disposal and income from changes in the value of hedges relating to employee share awards that were closed out during the first quarter of 2012.

Total assets increased to £39.4bn (2011: £31.9bn) reflecting growth in the liquidity bond portfolio held at Head Office and Other Operations, partially offset by the sale of the strategic investment in BlackRock, Inc. Risk weighted assets have increased £3.2bn to £5.7bn, principally reflecting increases in sovereign bonds held for liquidity purposes and the application of a more conservative approach to risk weighting these exposures.

2011

Total income improved to £3,557m (2010: £291m). Own credit gains, increased to £2,708m (2010: £391m) and gains on debt buy-backs of £1,130m (2010: £nil) were recognised resulting from the retirement of Tier 1 capital, which will not qualify as Tier 1 capital under Basel 3. This was partially offset by the non-recurrence in 2011 of £265m income from currency translation reserves following the repatriation of capital from overseas operations that was recognised in 2010.

Operating expenses increased to £788m (2010: £590m) principally due to the UK bank levy of £325m and higher Financial Services Compensation Scheme (FSCS) costs, partially offset by non recurrence of a 2010 provision of £194m in relation to resolution of the investigation into Barclays compliance with US economic sanctions. The loss on disposal of £23m reflects losses from currency translation reserves recognised in the income statement following the disposal of Barclays Bank Russia.

The £1,800m impairment in of the Group’s investment in BlackRock, Inc. reflects the recycling through the income statement of the cumulative reduction in market value of the Group’s investment in BlackRock, Inc. as at 30 September 2011 previously recognised in equity.

Adjusted loss before tax increased 46% to £1,010m, principally as a result of a £325m charge arising from the UK bank levy that came into force during 2011. Profit before tax improved to £947m (2010: loss of £301m), reflecting own credit gains and gains on debt buy-backs partially offset by the impairment of the Group’s investment in BlackRock, Inc.

Total assets increased 25% to £31.9bn due to purchases of government bonds to support the Group’s hedging and liquidity management activities.

	2012 £m	2011 £m	2010 £m
Adjusted total expense net of insurance claims[a]	(75)	(223)	(100)
Own credit (charge)/gain	(4,579)	2,708	391
Gains on debt buy-backs	–	1,130	–
Gain/(loss) on disposal of investment in BlackRock, Inc.	227	(58)	–
Total income net of insurance claims	(4,427)	3,557	291
Credit impairment (charge)/release and other provisions	(4)	1	(2)
Impairment of investment in BlackRock, Inc.	–	(1,800)	–
Net operating income/(loss)	(4,431)	1,758	289
Operating expenses (excluding UK bank levy)	(686)	(463)	(590)
UK bank levy	(345)	(325)	–
Operating expenses	(1,031)	(788)	(590)
Other net income/(expense)	22	(23)	–
Profit/(loss) before tax	(5,440)	947	(301)
Adjusted loss before tax[b]	(1,088)	(1,010)	(692)
Balance Sheet Information
Total assets	£39.4bn	£31.9bn	£25.5bn
Risk weighted assets	£5.7bn	£2.5bn	£0.7bn
Number of employees (full time equivalent)	1,600	1,400	1,400

Notes

a	Includes net interest expense of £134m (2011: £965m).
b	Adjusted performance measures and profit before tax exclude the impact of an own credit charge of £4,579m (2011: gain of £2,708m, 2010: gain of £391m), gains on debt buy-backs (retirement of non-qualifying Tier 1 Capital under Basel 3) of £nil (2011: £1,130m, 2010: £nil), gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m, 2010: £nil), impairment of investment in BlackRock, Inc. of £nil (2011: £1,800m, 2010: £nil) and loss on disposals of £nil (2011: £23m, 2010: £nil).

188 I Barclays PLC Annual Report 2012	barclays.com/annualreport

Financial statements

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance and position of the Group.

190		Presentation of information
191		Independent Registered Public Accounting Firm’s report
192		Consolidated income statement
193		Consolidated statement of comprehensive income
194		Consolidated balance sheet
195		Consolidated statement of changes in equity
196		Consolidated cash flow statement
197		Parent Company accounts
199		Notes to the financial statements
199		Significant accounting policies

Performance/return
203	2	Segmental reporting
203	3	Net interest income
204	4	Net fee and commission income
205	5	Net trading income
205	6	Net investment income
206	7	Credit impairment charges and impairment on available for sale investments
208	8	Administration and general expenses
208	9	Profit on disposal of subsidiaries, associates and joint ventures
208	10	Tax
212	11	Earnings per share
212	12	Dividends on ordinary shares

Assets and liabilities held at fair value
213	13	Trading portfolio
213	14	Financial assets designated at fair value
214	15	Derivative financial instruments
218	16	Available for sale investments
218	17	Financial liabilities designated at fair value
219	18	Fair value of financial instruments

Financial instruments held at amortised cost
232	19	Loans and advances to banks and customers
232	20	Finance leases
233	21	Reclassification of financial assets held for trading
233	22	Reverse repurchase and repurchase agreements including other similar lending and borrowing

Non-current assets and other investments
234	23	Property, plant and equipment
236	24	Goodwill and intangible assets
238	25	Operating leases

Accruals, provisions, contingent liabilities and legal proceedings
239	26	Accruals, deferred income and other liabilities
240	27	Provisions
241	28	Contingent liabilities and commitments
242	29	Legal proceedings
245	30	Competition and regulatory matters

Capital instruments, equity and reserves
247	31	Subordinated liabilities
250	32	Ordinary shares, share premium, and other equity
251	33	Reserves
252	34	Non-controlling interests

Employee benefits
253	35	Staff costs
254	36	Share based payments
257	37	Pensions and post-retirement benefits

Scope of consolidation
262	38	Investment in subsidiaries
263	39	Investments in associates and joint ventures
263	40	Securitisations
265	41	Off-balance sheet arrangements
267	42	Assets pledged

Other disclosure matters
268	43	Related party transactions and Directors’ remuneration
271	44	Auditors’ remuneration
272	45	Financial risks, liquidity and capital management
272	46	Events after the balance sheet date

I 189

Presentation of information

Barclays approach to disclosures

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus.

In particular for 2012, the Group has considered the recommendations of the Enhanced Disclosure Task Force (EDTF). The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of global banks in a number of areas, including liquidity and funding, credit risk and market risk.

In 2012 we have:

¡	a significantly expanded and more transparent remuneration report;

¡	streamlined risk reporting by separating quantitative risk exposures and qualitative risk management policy disclosure into two sections;

¡	provided greater information on regulatory capital and RWAs;

¡	increased information on funding structure and levels of encumbrance; and

¡	disclosed further information on the credit risk of loans subject to forbearance.

BBA Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2012 Annual Report and Accounts in compliance with the Code. The British Bankers’ Association published a Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will:

¡	provide high quality, meaningful and decision-useful disclosures;

¡	review and enhance their financial instrument disclosures for key areas of interest;

¡	assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance;

¡	seek to enhance the comparability of financial statement disclosures across the UK banking sector; and

¡	clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 192-196 along with the accounts of Barclays PLC itself on pages 197-198. The accounting policies and the Notes commencing on page 199 apply equally to both sets of accounts unless otherwise stated.

190 I

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated cash flow statements, Consolidated statements of comprehensive income and Consolidated statements of changes in equity present fairly, in all material respects, the financial position of Barclays PLC (‘the Company’) and its subsidiaries at 31 December 2012 and 31 December 2011 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting as it pertains to Barclays PLC in the Directors’ report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

PricewaterhouseCoopers LLP

London, United Kingdom

5 March 2013

I 191

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2012 £m	2011 £m	2010 £m
Continuing operations
Interest income	3	19,199	20,589	20,035
Interest expense	3	(7,560)	(8,388)	(7,512)
Net interest income		11,639	12,201	12,523
Fee and commission income	4	10,216	10,208	10,368
Fee and commission expense	4	(1,634)	(1,586)	(1,497)
Net fee and commission income		8,582	8,622	8,871
Net trading income	5	3,025	7,660	8,078
Net investment income	6	817	2,305	1,477
Net premiums from insurance contracts		896	1,076	1,137
Gains on debt buy-backs and extinguishments		–	1,130	–
Net gain on disposal of investment in BlackRock, Inc.		227	–	–
Other income		105	39	118
Total income		25,291	33,033	32,204
Net claims and benefits incurred on insurance contracts		(600)	(741)	(764)
Total income net of insurance claims		24,691	32,292	31,440
Credit impairment charges and other provisions	7	(3,596)	(3,802)	(5,672)
Impairment of investment in BlackRock, Inc.	7	–	(1,800)	–
Net operating income		21,095	26,690	25,768
Staff costs	35	(10,447)	(11,407)	(11,916)
Administration and general expenses	8	(6,643)	(6,356)	(6,585)
Depreciation of property, plant and equipment	23	(669)	(673)	(790)
Amortisation of intangible assets	24	(435)	(419)	(437)
Goodwill impairment	24	–	(597)	(243)
Provision for PPI redress	27	(1,600)	(1,000)	–
Provision for interest rate hedging products redress	27	(850)	–	–
UK bank levy		(345)	(325)	–
Operating expenses		(20,989)	(20,777)	(19,971)
Share of post-tax results of associates and joint ventures		110	60	58
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	28	(94)	81
Gain on acquisitions		2	–	129
Profit before tax		246	5,879	6,065
Taxation	10	(482)	(1,928)	(1,516)
(Loss)/profit after tax		(236)	3,951	4,549
Attributable to:
Equity holders of the Parent		(1,041)	3,007	3,564
Non-controlling interests	34	805	944	985
(Loss)/profit after tax		(236)	3,951	4,549
		p	p	p
Earnings per share
Basic (loss)/earnings per share	11	(8.5)	25.1	30.4
Diluted (loss)/earnings per share	11	(8.5)	24.0	28.5
Dividends per share		6.5	6.0	5.5
Interim dividends per share		3.0	3.0	3.0
Final dividend per share	12	3.5	3.0	2.5

192 I

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2012 £m	2011 £m	2010 £m
(Loss)/profit after tax	(236)	3,951	4,549
Other comprehensive income from continuing operations:
Currency translation reserve[a]
– Currency translation differences	(1,578)	(1,607)	1,184
Available for sale reserve[a]
– Net gains/(losses) from changes in fair value	1,237	2,742	(133)
– Net gains transferred to net profit on disposal	(703)	(1,614)	(1,020)
– Net losses transferred to net profit due to impairment	40	1,860	53
– Net (gains)/losses transferred to net profit due to fair value hedging	474	(1,803)	(308)
– Changes in insurance liabilities	(150)	18	31
– Tax	(352)	171	141
Cash flow hedging reserve[a]
– Net gains from changes in fair value	1,499	2,407	601
– Net gains transferred to net profit	(695)	(753)	(684)
– Tax	(142)	(391)	39
Other	95	(74)	59
Other comprehensive income for the year, net of tax, from continuing operations	(275)	956	(37)
Total comprehensive income for the year	(511)	4,907	4,512
Attributable to:
Equity holders of the Parent	(1,107)	4,576	2,975
Non-controlling interests	596	331	1,537
	(511)	4,907	4,512

Note

a  For further details refer to Note 33.

I 193

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2012 £m	2011 £m
Assets
Cash and balances at central banks		86,175	106,894
Items in the course of collection from other banks		1,456	1,812
Trading portfolio assets	13	145,030	152,183
Financial assets designated at fair value	14	46,061	36,949
Derivative financial instruments	15	469,146	538,964
Available for sale investments	16	75,109	68,491
Loans and advances to banks	19	40,489	47,446
Loans and advances to customers	19	425,729	431,934
Reverse repurchase agreements and other similar secured lending	22	176,956	153,665
Prepayments, accrued income and other assets		4,360	4,563
Investments in associates and joint ventures	39	570	427
Property, plant and equipment	23	5,754	7,166
Goodwill and intangible assets	24	7,915	7,846
Current tax assets	10	252	374
Deferred tax assets	10	3,016	3,010
Retirement benefit assets	37	2,303	1,803
Total assets		1,490,321	1,563,527
Liabilities
Deposits from banks		77,010	91,116
Items in the course of collection due to other banks		1,573	969
Customer accounts		385,707	366,032
Repurchase agreements and other similar secured borrowing	22	217,342	207,292
Trading portfolio liabilities	13	44,794	45,887
Financial liabilities designated at fair value	17	78,280	87,997
Derivative financial instruments	15	462,468	527,910
Debt securities in issue		119,581	129,736
Subordinated liabilities	31	24,018	24,870
Accruals, deferred income and other liabilities	26	12,232	12,580
Provisions	27	2,766	1,529
Current tax liabilities	10	621	1,397
Deferred tax liabilities	10	719	695
Retirement benefit liabilities	37	253	321
Total liabilities		1,427,364	1,498,331
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		53,586	55,589
Non-controlling interests	34	9,371	9,607
Total shareholders’ equity		62,957	65,196
Total liabilities and shareholders’ equity		1,490,321	1,563,527

The financial statements on pages 192-272 were approved by the Board of Directors on 5 March 2013 and signed on its behalf by:

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Chris Lucas

Group Finance Director

194 I

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium £m	[a]	Available for sale reserve £m [b]	Cash flow hedging reserve £m [b]	Currency translation reserve £m [b]	Other reserves and treasury shares £m [b]	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2012	12,380		25	1,442	1,348	1,022	39,372	55,589	9,607	65,196
(Loss)/Profit after tax	–		–	–	–	–	(1,041)	(1,041)	805	(236)
Currency translation movements	–		–	–	(1,319)	–	–	(1,319)	(259)	(1,578)
Available for sale investments	–		502	–	–	–	–	502	44	546
Cash flow hedges	–		–	657	–	–	–	657	5	662
Other	–		–	–	–	–	94	94	1	95
Total comprehensive income for the year	–		502	657	(1,319)	–	(947)	(1,107)	596	(511)
Issue of shares under employee share schemes	97		–	–	–	–	717	814	–	814
Increase in treasury shares	–		–	–	–	(979)	–	(979)	–	(979)
Vesting of shares under employee share schemes	–		–	–	–	946	(946)	–	–	–
Dividends paid	–		–	–	–	–	(733)	(733)	(694)	(1,427)
Other reserve movements	–		–	–	–	–	2	2	(138)	(136)
Balance as at 31 December 2012	12,477		527	2,099	29	989	37,465	53,586	9,371	62,957
Balance as at 1 January 2011	12,339		(1,355)	152	2,357	600	36,765	50,858	11,404	62,262
Profit after tax	–		–	–	–	–	3,007	3,007	944	3,951
Currency translation movements	–		–	–	(1,009)	–	–	(1,009)	(598)	(1,607)
Available for sale investments	–		1,380	–	–	–	–	1,380	(6)	1,374
Cash flow hedges	–		–	1,290	–	–	–	1,290	(27)	1,263
Other	–		–	–	–	–	(92)	(92)	18	(74)
Total comprehensive income for the year	–		1,380	1,290	(1,009)	–	2,915	4,576	331	4,907
Issue of shares under employee share schemes	41		–	–	–	–	838	879	–	879
Increase in treasury shares	–		–	–	–	(165)	–	(165)	–	(165)
Vesting of shares under employee share schemes	–		–	–	–	499	(499)	–	–	–
Dividends paid	–		–	–	–	–	(660)	(660)	(727)	(1,387)
Redemption of Reserve Capital Instruments	–		–	–	–	–	–	–	(1,415)	(1,415)
Other reserve movements	–		–	–	–	88	13	101	14	115
Balance as at 31 December 2011	12,380		25	1,442	1,348	1,022	39,372	55,589	9,607	65,196
Balance as at 1 January 2010	10,804		(110)	252	1,615	871	33,845	47,277	11,201	58,478
Profit after tax	–		–	–	–	–	3,564	3,564	985	4,549
Currency translation movements	–		–	–	742	–	–	742	442	1,184
Available for sale investments	–		(1,245)	–	–	–	–	(1,245)	9	(1,236)
Cash flow hedges	–		–	(100)	–	–	–	(100)	56	(44)
Other	–		–	–		–	14	14	45	59
Total comprehensive income for the year	–		(1,245)	(100)	742	–	3,578	2,975	1,537	4,512
Issue of new ordinary shares	1,500		–	–	–	–	–	1,500	–	1,500
Issue of shares under employee share schemes	35		–	–	–	–	830	865	–	865
Increase in treasury shares	–		–	–	–	(989)	–	(989)	–	(989)
Vesting of shares under employee share schemes	–		–	–	–	718	(718)	–	–	–
Dividends paid	–		–	–	–	–	(531)	(531)	(803)	(1,334)
Redemption of Reserve Capital Instruments	–		–	–	–	–	–	–	(487)	(487)
Other reserve movements	–		–	–	–	–	(239)	(239)	(44)	(283)
Balance as at 31 December 2010	12,339		(1,355)	152	2,357	600	36,765	50,858	11,404	62,262

Notes

a  For further details refer to Note 32.

b  For further details refer to Note 33.

I 195

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31 December	2012 £m	2011 £m	2010 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	246	5,879	6,065
Adjustment for non-cash items:
Allowance for impairment	3,596	5,602	5,672
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,119	1,104	1,346
Other provisions, including pensions	3,057	1,787	914
Net profit on disposal of investments and property, plant and equipment	(679)	(1,645)	(1,057)
Other non-cash movements	5,448	1,345	(5,904)
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	2,231	(13,836)	(875)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending	(23,291)	52,176	(62,337)
Net (decrease)/increase in deposits and debt securities in issue	(4,594)	6,712	36,958
Net increase /(decrease) in repurchase agreements and other similar secured borrowing	10,050	(18,266)	26,753
Net decrease/(increase) in derivative financial instruments	4,376	3,730	(1,298)
Net decrease/(increase) in trading assets	6,893	21,360	(17,505)
Net (decrease)/increase in trading liabilities	(973)	(26,899)	21,441
Net (increase)/decrease in financial investments	(18,838)	(4,255)	11,126
Net decrease in other assets	555	119	1,366
Net (decrease) in other liabilities	(1,396)	(4,148)	(2,521)
Corporate income tax paid	(1,516)	(1,686)	(1,458)
Net cash from operating activities	(13,716)	29,079	18,686
Purchase of available for sale investments	(80,796)	(67,525)	(76,418)
Proceeds from sale or redemption of available for sale investments	73,769	66,941	71,251
Purchase of property, plant and equipment	(604)	(1,454)	(1,767)
Other cash flows associated with investing activities	532	126	1,307
Net cash from investing activities	(7,099)	(1,912)	(5,627)
Dividends paid	(1,427)	(1,387)	(1,307)
Proceeds of borrowings and issuance of subordinated debt	2,258	880	2,131
Repayments of borrowings and redemption of subordinated debt	(2,680)	(4,003)	(1,211)
Net issue of shares and other equity instruments	97	41	1,535
Net (purchase)/disposal of treasury shares	(979)	(235)	(989)
Net redemption of shares issued to non-controlling interests	(111)	(1,257)	–
Net cash from financing activities	(2,842)	(5,961)	159
Effect of exchange rates on cash and cash equivalents	(4,109)	(2,933)	3,842
Net (decrease)/increase in cash and cash equivalents	(27,766)	18,273	17,060
Cash and cash equivalents at beginning of year	149,673	131,400	114,340
Cash and cash equivalents at end of year	121,907	149,673	131,400
Cash and cash equivalents comprise:
Cash and balances at central banks	86,175	106,894	97,630
Loans and advances to banks with original maturity less than three months	33,500	40,481	31,934
Available for sale treasury and other eligible bills with original maturity less than three months	2,228	2,209	1,667
Trading portfolio assets with original maturity less than three months	4	89	169
	121,907	149,673	131,400

Interest received in 2012 was £24,390m (2011: £28,673m; 2010: £28,631m) and interest paid in 2012 was £16,701m (2011: £20,106m; 2010: £20,759m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £5,169m at 31 December 2012 (2011: £4,364m; 2010: £5,244m)a.

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Note

a  Amounts have been restated to include additional balances (2011: £1,864m; 2010: £2,934m) held with central banks and other regulatory authorities.

196 I

Financial statements of Barclays PLC

Parent company accounts

Income statement
For the year ended 31 December	2012 £m	2011 £m	2010 £m
Dividends received from subsidiary	696	643	235
Other income	16	–	–
Interest income	4	5	5
Management charge from subsidiary	(5)	(5)	(5)
Profit before tax	711	643	235
Tax	(4)	–	–
Profit after tax	707	643	235

Profit after tax and total comprehensive income for the year was £707m (2011: £643m; 2010: £235m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2011: nil; 2010: nil).
Balance sheet
As at 31 December	Notes	2012 £m	2011 £m
Assets
Cash and balances at central banks		–	1
Investments in subsidiaries	38	21,429	21,429
Derivative financial instrument[a]		422	–
Other assets		86	24
Total assets		21,937	21,454

Liabilities
Deposits from banks		409	–
Other liabilities		3	–
Total liabilities		412	–

Shareholders’ equity
Called up share capital	32	3,061	3,050
Share premium account	32	9,416	9,330
Capital redemption reserve		394	394
Retained earnings		8,654	8,680
Total shareholders’ equity		21,525	21,454
Total liabilities and shareholders’ equity		21,937	21,454

The financial statements on pages 197-272 were approved by the Board of Directors on 5 March 2013 and signed on its behalf by:

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Chris Lucas

Group Finance Director

Note

a	The derivative financial instrument held by Barclays PLC (the Parent company) represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated Core Tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falls below 7%, at which point the notes are automatically assigned by the holders to Barclays PLC.

I 197

Financial statements of Barclays PLC

Parent company accounts continued

Statement of changes in equity
	Notes	Called up share capital and share premium £m	[a]	Capital reserves and other equity £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2012		12,380		394	8,680	21,454
Profit after tax and total comprehensive income		–		–	707	707
Issue of shares under employee share schemes		97		–	–	97
Dividends	12	–		–	(733)	(733)
Balance as at 31 December 2012		12,477		394	8,654	21,525

Balance as at 1 January 2011		12,339		394	8,710	21,443
Profit after tax and total comprehensive income		–		–	643	643
Issue of shares under employee share schemes		41		–	–	41
Dividends	12	–		–	(670)	(670)
Other		–		–	(3)	(3)
Balance as at 31 December 2011		12,380		394	8,680	21,454

Cash flow statement
For the year ended 31 December				2012 £m	2011 £m	2010 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax				711	643	235
Changes in operating assets and liabilities				(72)	(14)	15
Other non-cash movements				(4)	–	–
Corporate income tax paid				–	–	(28)
Net cash from operating activities				635	629	222
Capital contribution to subsidiaries				–	–	(1,214)
Purchase of shares in subsidiaries				–	–	–
Net cash used in investing activities				–	–	(1,214)
Issue of shares and other equity instruments				97	41	1,535
Dividends paid				(733)	(670)	(543)
Net cash from financing activities				(636)	(629)	992
Net decrease in cash and cash equivalents				(1)	–	–
Cash and cash equivalents at beginning of year				1	1	1
Cash and cash equivalents at end of year[b]				–	1	1

Net cash from operating activities includes:
Dividends received				696	643	235
Interest received				4	5	5

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2012 or 2011 to significant risks arising from the financial instruments it holds, which comprised cash, balances with central banks and other assets that had no credit or market risk.

Notes

a  Details of share capital and share premium are shown in Note 32

b  Comprising cash and balances at central banks.

198 I

Notes to the financial statements

For the year ended 31 December 2012

1 Significant accounting policies

This section describes Barclays significant accounting policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a specific note, the applicable accounting policy and/or critical accounting estimate is contained within the relevant note.

1. Reporting entity

These financial statements are prepared for Barclays PLC and its subsidiaries (the Barclays PLC Group or the Group) under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

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

(i) Consolidation

Barclays applies IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities (SPEs).

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which it has control of the financial and operating policies through its holdings of voting shares and special purpose entities, which are consolidated when the substance of the relationship between the Group and the entity indicates control. The control assessment for special purpose entities includes an assessment of the Group’s exposure to the risks and benefits of the entity.

The consolidation of SPEs is considered at inception, based on the arrangements in place and the assessed risk exposures at that time. The initial consolidation analysis is revisited at a later date if:

¡	The Group acquires additional interests in the entity;

¡	The contractual arrangements of the entity are amended such that the relative exposures to risks and rewards change; and

¡	The Group acquires control over the main operating and financial decisions of the entity.

There are a number of subsidiaries in which the Group has less than half of the voting rights which are consolidated when the substance of the relationship between the Group and the entity indicates that the entity is controlled by the Group. Such entities are deemed to be controlled by the Group when relationships with such entities give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

Details of the principal subsidiaries are given in Note 38.

I 199

Notes to the financial statements

For the year ended 31 December 2012 continued

1 Significant accounting policies continued

(ii) Foreign currency translation

The Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions and balances in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.

The Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

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

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement for the recognition, classification and measurement and derecognition of financial assets and financial liabilities, for the impairment of financial assets and for hedge accounting.

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

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Group’s policies for determining the fair values of the assets and liabilities are set out in Note 18.

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

Critical accounting estimates and judgements

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

(iv) Issued debt and equity instruments

The Group applies IAS 32 Financial Instruments: Presentation to determine whether funding is either a financial liability (debt) or equity.

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

200 I

1 Significant accounting policies continued

5. Future accounting developments

As at 31 December 2012 the IASB had issued the following accounting standards. These are effective on 1 January 2013, unless otherwise indicated:

¡

IFRS 10 Consolidated Financial Statements which replaces requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. This introduces new criteria to determine whether entities in which the Group has interests should be consolidated. The implementation of IFRS 10 will result in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated. The financial impact on the Group as at 31 December 2012 if IFRS 10 had been adopted at that date would have been to decrease assets by £144m, increase liabilities by £333m and decrease total shareholders’ equity by £477m. Consolidated profit after tax for the year ended 31 December 2012 would have increased by £439m (calculated by applying the transition relief guidance set out in the June 2012 Amendment to IFRS 10 for interests in entities disposed of prior to 1 January 2013). The impact on the Core Tier 1 ratio would have been a 12bps decrease.

¡

IFRS 11 Joint Arrangements, which replaces IAS 31 Interests in Joint Ventures. This specifies the accounting for joint arrangements whether these are joint operations or joint ventures. It is not expected to have a material impact on the Group;

¡

IFRS 12 Disclosures of Interests in Other Entities. This specifies the required disclosures in respect of interests in, and risks arising from, subsidiaries, joint ventures, associates and structured entities whether consolidated or not. As a disclosure only standard it will have no financial impact;

¡

IFRS 13 Fair Value Measurement. This provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets and liabilities. It is not expected to have a material impact on the Group financial statements;

¡

IAS 19 Employee Benefits (Revised 2011). This requires that actuarial gains and losses arising from defined benefit pension schemes are recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (the ‘corridor’ approach). See Note 37 for more information and an estimate of the financial effects of adoption; and

¡

IAS 32 and IFRS 7 Amendments: Offsetting Financial Assets and Financial Liabilities. The circumstances in which netting is permitted have been clarified and disclosures on offsetting have been considerably expanded. The amendments on offsetting are effective from 1 January 2014 and those on disclosures from 1 January 2013.

In 2009 and 2010, the IASB issued IFRS 9 Financial Instruments which contains new requirements for accounting for financial assets and liabilities and will contain new requirements for impairment and hedge accounting, replacing the corresponding requirements in IAS 39. It will lead to significant changes in the way that the Group accounts for financial instruments. The key changes issued and proposed relate to:

¡

Financial assets. Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading and certain eligible debt instruments, which may be held at fair value through other comprehensive income;

¡

Financial liabilities. Gains and losses on fair value changes in own credit arising on non-derivative financial liabilities designated at fair value through profit or loss will be excluded from the Income Statement and instead taken to other comprehensive income;

¡

Impairment. Credit losses expected (rather than only losses incurred in the year) on loans, debt securities and loan commitments not held at fair value through profit or loss will be reflected in impairment allowances; and

¡	Hedge accounting. Hedge accounting will be more closely aligned with financial risk management.

Adoption is not mandatory until periods beginning on or after 1 January 2015, subject to EU endorsement. Earlier adoption is possible, subject to endorsement. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

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

Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

I 201

Notes to the financial statements

For the year ended 31 December 2012 continued

1 Significant accounting policies continued

6. Other disclosures

To improve transparency and ease of reference by concentrating related information in one place, and to reduce duplication, certain disclosures required under IFRS have been included within the Risk and Financial review sections as follows:

¡	credit risk, on pages 80-118, including exposures to Eurozone countries;

¡	market risk, on pages 119-125;

¡	funding risk – capital, on pages 126-135;

¡	funding risk – liquidity, on pages 136-150; and

¡	segmental reporting on pages 171-172.

These are covered by the Audit opinion included on page 191.

202 I

Performance

The notes included in this section focus on the results and performance of the Group. Information on the segmental performance, income generated, expenditure incurred, tax, earnings per share and dividends are included here.

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

An analysis of the Group’s performance by business segment and income by geographic segment is included on pages 171 and 172.

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

See also Note 14 – Financial assets designated at fair value and Note 17 – Financial liabilities designated at fair value for relevant accounting policies.

	2012 £m	2011 £m	2010 £m
Cash and balances with central banks	253	392	271
Available for sale investments	1,720	2,137	1,483
Loans and advances to banks	369	350	440
Loans and advances to customers	16,461	17,271	17,677
Other	396	439	164
Interest income	19,199	20,589	20,035
Deposits from banks	(257)	(366)	(370)
Customer accounts	(2,480)	(2,526)	(1,410)
Debt securities in issue	(2,929)	(3,524)	(3,632)
Subordinated liabilities	(1,632)	(1,813)	(1,778)
Other	(262)	(159)	(322)
Interest expense	(7,560)	(8,388)	(7,512)
Net interest income	11,639	12,201	12,523

Interest income includes £211m (2011: £243m, 2010: £213m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 217.

I 203

Notes to the financial statements

For the year ended 31 December 2012 continued

3 Net interest income continued

2012

Net interest income declined by 5% to £11,639m. Interest income decreased by 7% to £19,199m, driven by a reduction in income from loans and advances to customers, which fell £810m to £16,461m, and interest income derived from available for sale investments, which fell £417m to £1,720m. The decrease in interest income from loans and advances to customers is attributable primarily to the Investment Bank and Africa RBB reflecting lower average loan balances. These movements were partly offset by a £291m increase in Barclaycard reflecting increased average loan balances primarily due to the Egg acquisition. The fall in interest from available for sale investments primarily reflects lower average balances and yield in the Investment Bank and lower yields on government bonds held in the Liquidity Risk Appetite portfolio. Interest expense reduced by 10% to £7,560m, driven by a reduction in interest on debt securities in issue of £595m to £2,929m due to lower average balances and lower yields, and a reduction in interest on subordinated liabilities of £181m to £1,632m due to lower average balances.

The net interest margin for Retail and Business Banking, Corporate Banking and Wealth and Investment Management decreased to 1.85% (2011: 2.03%), primarily reflecting the reduction in contribution from Group hedging activities.

2011

Group net interest income decreased £322m to £12,201m. Interest income rose 3% to £20,589m reflecting an increase in interest income derived from available for sale investments of £654m, predominantly as a result of the expansion of the Liquidity Risk Appetite portfolio during the year. This was largely offset by a decrease in interest income from loans and advances to customers primarily as a result of lower average balances in the Investment Bank (excluding settlement balances and cash collateral), offset partially by increased lending across the majority of other businesses. The increase in interest expense was driven primarily by a reduction in benefits from Group hedging activities.

The net interest margin for Retail and Business Banking, Corporate Banking and Wealth and Investment Management remained stable at 2.03% (2010: 2.03%).

Further information on business margins is presented on pages 121-123.

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2012 £m	2011 £m	2010 £m
Banking, investment management and credit related fees and commissions	9,948	9,958	10,142
Brokerage fees	92	87	77
Foreign exchange commission	176	163	149
Fee and commission income	10,216	10,208	10,368
Fee and commission expense	(1,634)	(1,586)	(1,497)
Net fee and commission income	8,582	8,622	8,871

2012

Net fee and commission income remained stable with a £40m decline to £8,582m. Higher fees as a result of increased volumes within the Barclaycard Business Payment and US portfolios and growth in debt and equity underwriting activity were offset by lower commissions mainly from Italy mortgage sales and the impact of adverse currency movements in Africa RBB.

2011

Net fee and commission income declined £249m to £8,622m, primarily due to financial advisory and debt underwriting income within the Investment Bank being impacted by lower deal activity.

204 I

5 Net trading income

Accounting for net trading income

In accordance with IAS 39, trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Own credit gains/losses arise from the fair valuation of financial liabilities designated at fair value through profit or loss. See Note 17 Financial liabilities designated at fair value.

	2012 £m	2011 £m	2010 £m
Trading income	7,604	4,952	7,687
Own credit (losses)/gains	(4,579)	2,708	391
Net trading income	3,025	7,660	8,078

Included within net trading income were gains of £656m (2011: £16m loss, 2010: £32m gain) on financial assets designated at fair value and losses of £3,980m (2011: £3,850m gain, 2010: £903m loss) on financial liabilities designated at fair value.

2012

Net trading income decreased 61% to £3,025m, primarily reflecting a £7,287m variance in own credit (2012: £4,579m charge; 2011: £2,708m gain) as a result of improved credit spreads on Barclays issued debt. This was offset partially by a £2,652m increase in underlying trading income, reflecting increased liquidity and higher client volumes across a number of product areas in FICC and an improved performance in cash equities and equity derivatives in Equities and Prime Services.

2011

Net trading income decreased £418m to £7,660m. Trading income, which primarily arises in the Investment Bank, decreased 36% to £4,952m reflecting lower contributions from Commodities and Fixed Income Rates and Credit, partially offset by an increase in Currency that benefitted from market volatility and strong client volumes. The impact from difficult trading conditions was partially offset by a gain on own credit of £2,708m (2010: £391m).

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 16, Available for sale investments, and Note 14, Financial assets designated at fair value.

	2012 £m	2011 £m	2010 £m
Net gain from disposal of available for sale investments	452	1,645	1,027
Dividend income	42	129	116
Net gain from financial instruments designated at fair value	206	287	274
Other investment income	117	244	60
Net investment income	817	2,305	1,477

2012

Net investment income decreased by £1,488m to £817m largely driven by the non-recurrence of gains on disposal of the economic structural hedge portfolio during 2011 and a reduction in dividends following the disposal of the Group’s stake in BlackRock, Inc. during the first half of 2012.

2011

Net investment income increased by £828m to £2,305m due to the gains on the sale of hedging instruments held as part of the economic structural hedge portfolio and increases in income from investment properties.

I 205

Notes to the financial statements

For the year ended 31 December 2012 continued

7 Credit impairment charges and impairment on available for sale investments

Accounting for the impairment of financial assets

Loans and other assets held at amortised cost

In accordance with IAS 39, the Group assesses at each balance sheet date whether there is objective evidence that loan assets or available for sale investments (debt or equity) will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

¡   becoming aware of significant financial difficulty of the issuer or obligor;

¡   a breach of contract, such as a default or delinquency in interest or principal payments;

¡   the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider;

¡  it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

¡   the disappearance of an active market for that financial asset because of financial difficulties; and

¡   observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Impairment assessments are conducted individually for significant assets, which comprise all wholesale customer loans and larger retail business loans, and collectively for smaller loans and for portfolio level risks, such as country or sectoral risks. For the purposes of the assessment, loans with similar credit risk characteristics are grouped together, generally on the basis of their product type, industry, geographical location, collateral type, past due status and other factors relevant to the evaluation of expected future cash flows.

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

Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount, representing the unwind of the discount of the expected cash flows, including the principal due on non-accrual loans.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Group’s internal processes and all recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

Available for sale investments

Impairment of available for sale debt instruments

Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have occurred, the cumulative decline in the fair value of the instrument that has previously been recognised in equity is removed from equity and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

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

206 I

7 Credit impairment charges and impairment on available for sale assets continued

Critical accounting estimates and judgements

The calculation of the impairment allowance involves the use of judgement, based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these retail portfolios is £2,075m (2011: £2,477m; 2010: £3,379m) and amounts to 58% (2011: 65%; 2010: 60%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate) and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £1,484m (2011: £ 1,313m; 2010: £2,246m) and amounts to 42% (2011: 35%; 2010: 40%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review.

	2012 £m	2011 £m	2010 £m
New and increased impairment allowances	4,703	4,962	6,939
Releases	(928)	(931)	(1,189)
Recoveries	(212)	(265)	(201)
Impairment charges on loans and advances	3,563	3,766	5,549
(Releases)/charges in respect of provision for undrawn contractually committed facilities and guarantees provided	(4)	24	76
Loan impairment	3,559	3,790	5,625
Available for sale assets (excluding BlackRock, Inc.)	40	60	51
Reverse repurchase agreements	(3)	(48)	(4)
Credit impairment charges and other provisions	3,596	3,802	5,672
Impairment of investment in BlackRock, Inc.	–	1,800	–

More information on the impairment assessment and the measurement of credit losses is included on pages 283-285. The movements on the impairment allowance and the charge for the year is shown on page 91.

2012

Loan impairment fell 6% to £3,559m reflecting lower impairment in UKRBB, Barclaycard and Corporate Banking, partially offset by higher charges in Europe and South Africa and a higher charge in the Investment Bank. The increase in the Investment Bank was primarily related to ABS CDO Super Senior positions and losses on a small number of single name exposures. The prior year included a non-recurring release of £223m.

2011

Loan impairment fell 33% to £3,790m reflecting generally improving underlying trends across the majority of retail and wholesale businesses. Retail impairment charges reduced 27%, principally relating to Barclaycard, UKRBB and Africa RBB. Wholesale impairment charges reduced 41%, principally reflecting lower charges in Spain and in the Investment Bank, including a non-recurring release of £223m relating to the loan to Protium which has now been repaid.

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

Further analysis of the Group’s impairment charges is presented on pages 88-92.

I 207

Notes to the financial statements

For the year ended 31 December 2012 continued

8 Administration and general expenses

	2012 £m	2011 £m	2010 £m
Property and equipment	1,656	1,763	1,813
Outsourcing and professional services	2,179	1,869	1,705
Operating lease rentals	622	659	637
Marketing, advertising and sponsorship	572	585	631
Communications, subscriptions, publications and stationery	727	740	750
Travel and accommodation	324	328	358
Other administration and general expenses	546	400	566
Impairment of property, equipment and intangible assets (excluding goodwill)	17	12	125
Administration and general expenses	6,643	6,356	6,585

2012

Administration and general expenses increased £287m to £6,643m, primarily due to the £290m penalty relating to the industry wide investigation into the setting of interbank offered rates. An increase in expenses relating to the Financial Services Compensation Scheme were offset by a reduction in the underlying cost base reflecting the impact of the Group-wide cost reduction initiative.

2011

Administration and general expenses decreased £229m to £6,356m, principally reflecting the benefits of restructuring and the non-recurrence of the one-off provision in respect of the resolution of a review of Barclays compliance with US economic sanctions that occurred in 2010. These reductions have been offset by an increase in outsourcing and professional services as a result of Barclaycard acquisitions and restructuring charges.

9 Profit on disposal of subsidiaries, associates and joint ventures

During the year, the profit on disposal of subsidiaries, associates and joint ventures was £28m (2011: loss of £94m), principally relating to the disposal of the Group’s 51% stake in Iveco Finance in May 2012. The Iveco gain on disposal of £21m relates to accumulated foreign exchange gains that were previously recognised directly in equity and were recycled through the income statement within Head Office and Other Operations.

10 Tax

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

	2012 £m	2011 £m	2010 £m
Current tax charge
Current year	568	2,690	1,413
Adjustment for prior years	207	(61)	(20)
	775	2,629	1,393
Deferred tax (credit)/charge
Current year	(206)	(631)	118
Adjustment for prior years	(87)	(70)	5
	(293)	(701)	123
Tax charge	482	1,928	1,516

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other a tax credit of £95m (2011: £74m charge; 2010: £59m credit), principally relating to share based payments.

208 I

10 Tax continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2012 £m	2011 £m	2010 £m
Profit before tax from continuing operations	246	5,879	6,065
Tax charge based on the standard UK corporation tax rate of 24.5% (2011: 26.5%; 2010: 28%)	60	1,558	1,698
Effect of non-UK profits or losses at local statutory tax rates different from the UK statutory tax rate	402	190	108
Non-creditable taxes	563	567	454
Non-taxable gains and income	(642)	(494)	(572)
Impact of share price movements on share based payments	(63)	147	41
Deferred tax assets (previously not recognised)/not recognised	(135)	(816)	(160)
Change in tax rates	(75)	17	34
Non-deductible impairment charges, loss on disposals and UK bank levy	84	770	68
Other items including non-deductible expenses	168	120	(140)
Adjustments in respect of prior years	120	(131)	(15)
Tax charge	482	1,928	1,516
Effective tax rate	195.9%	32.8%	25.0%

The tax charge for continuing operations for 2012 was £482m (2011: £1,928m) on profit before tax of £246m (2011: £5,879m), representing an effective tax rate of 195.9% (2011: 32.8%).The high effective tax rate in 2012 is a result of the combination of losses in the UK, primarily relating to the own credit charge of £4,579m (2011: gain of £2,708m) with tax relief at 24.5% (2011: 26.5%) and profits outside the UK taxed at higher rates represented by £402m (2011: £190m) in the tax rate reconciliation above. The aggregate of the remaining items in the tax rate reconciliation amounts to £20m (2011: £180m).

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2012 £m	2011 £m
Assets	374	196
Liabilities	(1,397)	(646)
As at 1 January 2012	(1,023)	(450)
Income statement	(775)	(2,629)
Equity	(172)	104
Corporate income tax paid	1,516	1,686
Other movements	85	266
	(369)	(1,023)
Assets	252	374
Liabilities	(621)	(1,397)
As at 31 December 2012	(369)	(1,023)

Other movements include current tax amounts relating to acquisitions, disposals and exchange.

Deferred tax assets and liabilities

The deferred tax amounts on the balance sheet were as follows:

	2012 £m	2011 £m
Barclays Group US Inc. tax group (BGUS)	1,113	1,039
US Branch of Barclays Bank PLC (US Branch)	924	704
Spanish tax group	602	696
Other	377	571
Deferred tax asset	3,016	3,010
Deferred tax liability	(719)	(695)
Net deferred tax	2,297	2,315

I 209

Notes to the financial statements

For the year ended 31 December 2012 continued

10 Tax continued

The table below shows the components of deferred tax amounts on the balance sheet. Positive amounts in liabilities relate to deferred tax assets in entities that are in a net liability position on the balance sheet.

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share based payments £m	Other £m	Total £m
Assets	17	43	–	93	376	96	1,346	329	716	3,016
Liabilities	(84)	(49)	(661)	(337)	81	9	290	167	(135)	(719)
At 31 December 2012	(67)	(6)	(661)	(244)	457	105	1,636	496	581	2,297

Assets	97	160	–	87	391	161	1,493	226	395	3,010
Liabilities	(247)	(39)	(489)	(134)	40	100	–	130	(56)	(695)
At 31 December 2011	(150)	121	(489)	(47)	431	261	1,493	356	339	2,315

US deferred tax assets in BGUS and the US Branch

The deferred tax asset in BGUS and the US Branch includes amounts relating to tax losses of £135m (2011: £329m) and £834m (2011: £603m) respectively, which first arose in 2007. In accordance with US tax rules tax losses can be carried forward and offset against profits for a period of 20 years and therefore any unused tax losses may begin to expire in 2028. The remaining balance primarily relates to temporary differences which are not time limited. The deferred tax asset for the US Branch has been measured using a marginal tax rate being the excess of the US tax rate (a combination of Federal, City and State taxes) over the UK statutory rate.

BGUS returned to profitability in 2012, primarily driven by Barclays Capital Inc., its US Broker Dealer, with tax losses expected to be fully utilised in 2013. A 20% reduction in forecasted profit would not extend the recovery period. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

The tax losses in the US Branch are projected to be fully utilised by 2018, based on profit forecasts covering the period from 2013 to 2015, with no profit growth assumed after 2015. A 20% reduction in forecasted profit would extend the recovery period by 2 years to 2020. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

Spain deferred tax asset

The deferred tax asset in Spain includes £322m (2011: £417m) relating to tax losses incurred from 2010 to 2012. In accordance with Spanish tax rules tax losses can be carried forward and offset against profits for a period of 18 years. The remaining balance primarily relates to temporary differences which are not time limited. The asset has reduced to £602m (2011: £696m) reflecting a lower anticipated tax recovery rate.

The 2010 to 2012 tax losses are expected to be fully utilised by 2023. Additional losses are anticipated to arise in 2013, partly relating to restructuring costs. The recoverability of the deferred tax asset has been determined using business profit forecasts covering the period from 2013 to 2016, with a subsequent annual growth rate of 2% p.a. A 20% reduction in forecast profits for 2016 and each subsequent year would extend the recovery period of the tax losses by two years to 2025. A reduction in profits of more than this may result in a partial impairment of the deferred tax asset depending upon the timing of the reversal of deductible temporary differences. The forecast assumptions do not include any incremental tax planning strategies.

Other deferred tax assets

The deferred tax asset of £377m (2011: £571m) in other entities includes £55m (2011: £144m) relating to tax losses carried forward. Entities which have suffered a loss in either the current or prior year have a total deferred tax asset of £135m (2011: £189m) relating to tax losses carried forward and temporary differences. Recognition is based on profit forecasts which indicate that it is probable that the entities will have future taxable profits against which the losses and temporary differences can be utilised. There is no net deferred tax asset in the UK.

210 I

10 Tax continued

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share based payments £m	Other £m	Total £m
Assets	254	186	–	85	431	261	1,493	356	1,435	4,501
Liabilities	(404)	(65)	(489)	(132)	–	–	–	–	(1,096)	(2,186)
At 1 January 2012	(150)	121	(489)	(47)	431	261	1,493	356	339	2,315
Income statement	60	(49)	(30)	(185)	86	(134)	130	171	244	293
Equity	–	(67)	(146)	3	–	–	–	(12)	(6)	(228)
Other movements	23	(11)	4	(15)	(60)	(22)	13	(19)	4	(83)
	(67)	(6)	(661)	(244)	457	105	1,636	496	581	2,297
Assets	158	61	53	134	457	105	1,636	496	1,412	4,512
Liabilities	(225)	(67)	(714)	(378)	–	–	–	–	(831)	(2,215)
At 31 December 2012	(67)	(6)	(661)	(244)	457	105	1,636	496	581	2,297

Assets	134	76	–	118	345	162	1,558	372	668	3,433
Liabilities	(558)	(43)	(109)	–	–	–	–	–	(720)	(1,430)
At 1 January 2011	(424)	33	(109)	118	345	162	1,558	372	(52)	2,003
Income statement	267	10	–	(180)	91	110	(54)	37	420	701
Equity	–	73	(393)	–	–	–	–	(82)	3	(399)
Other movements	7	5	13	15	(5)	(11)	(11)	29	(32)	10
	(150)	121	(489)	(47)	431	261	1,493	356	339	2,315
Assets	254	186	–	85	431	261	1,493	356	1,435	4,501
Liabilities	(404)	(65)	(489)	(132)	–	–	–	–	(1,096)	(2,186)
At 31 December 2011	(150)	121	(489)	(47)	431	261	1,493	356	339	2,315

Other movements include deferred tax amounts relating to acquisitions, disposals and exchange.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,714m (2011: £1,044m). The amount of deferred tax asset expected to be recovered after more than 12 months is £2,990m (2011: £2,050m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £28m (2011: £1,163m), gross tax losses of £7,295m (2011: £2,299m) which includes capital losses of £3,358m (2011: £2,034m), and unused tax credits of £155m (2011: £nil). Tax losses of £3m (2011: £97m) expire within 5 years, £83m (2011: £101m) expire within 6 to10 years, £5m (2011: £5m) expire within 11 to 20 years and £7,204m (2011: £2,096m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which the Group can utilise benefits.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance is not contemplated and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £836m (2011: £703m).

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

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets is provided on page 208 in the deferred tax assets and liabilities section of this tax note.

I 211

Notes to the financial statements

For the year ended 31 December 2012 continued

11 Earnings per share

	2012 £m	2011 £m	2010 £m
(Loss)/profit attributable to equity holders of parent from continuing operations	(1,041)	3,007	3,564
Dilutive impact of convertible options	–	–	(10)
(Loss)/profit attributable to equity holders of parent from continuing operations including dilutive impact of convertible options	(1,041)	3,007	3,554

	2012 million	2011 million	2010 million
Basic weighted average number of shares in issue[a]	12,225	11,988	11,719
Number of potential ordinary shares	389	538	733
Diluted weighted average number of shares	12,614	12,526	12,452

	Basic earnings per share			Diluted earnings per share[b]
	2012 p	2011 p	2010 p	2012 p	2011 p	2010 p
(Loss)/earnings per ordinary share from continuing operations	(8.5)	25.1	30.4	(8.5)	24.0	28.5
(Loss)/earnings per ordinary share	(8.5)	25.1	30.4	(8.5)	24.0	28.5

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 389 million (2011: 538 million) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited. The decrease in the number of potential ordinary shares is primarily driven by the impact of the decrease in the average share price to £2.14 (2011: £2.34) on both the 379 million (2011: 379 million) unexercised warrants and the 820 million (2011: 867 million) outstanding options granted under employee share schemes, which have strike prices ranging from £1.41 to £5.22 with an average of £3.28 (2011: £3.71) .

The 379 million unexercised warrants as at 31 December 2012 were exercised on 13 February 2013. Please refer to Note 46.

Of the total number of employee share options and share awards at 31 December 2012, 145 million were anti-dilutive (2011: 248 million).

12 Dividends on Ordinary Shares

The Directors have approved a final dividend in respect of 2012 of 3.5p per ordinary share of 25p each, amounting to £426m (2011: £366m), which will be paid on 15 March 2013. The financial statements for the year ended 31 December 2012 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2013. The 2012 financial statements include the 2012 interim dividends of £367m (2011: £362m) and final dividend declared in relation to 2011 of £366m (2010: £298m).

Notes

a  The number of basic weighted average number of shares excludes Treasury shares held in employee benefit trusts for trading.

b  Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share.

212 I

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value.
Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arm’s length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimated based on available market data.
Detail regarding the Group’s approach to managing market risk can be found on pages 292-296.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities
	2012 £m	2011 £m	2012 £m	2011 £m
Debt securities and other eligible bills	114,759	123,364	(36,742)	(35,063)
Equity securities	24,751	24,861	(7,979)	(10,741)
Traded loans	2,404	1,374	–	–
Commodities	3,116	2,584	(73)	(83)
Trading portfolio assets/(liabilities)	145,030	152,183	(44,794)	(45,887)

14 Financial assets designated at fair value

Accounting for financial assets designated at fair value

In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement in net trading income (Note 5) and net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

	2012 £m	2011 £m
Loans and advances	21,996	21,960
Debt securities	6,118	2,095
Equity securities	8,957	4,018
Reverse repurchase agreements	6,034	5,779
Customers’ assets held under investment contracts	1,263	1,302
Other financial assets	1,693	1,795
Financial assets designated at fair value	46,061	36,949

The total portfolio of linked liabilities to customers under investment contracts also includes £0.2bn (2011: £0.4bn) reported within cash and balances at central banks. The carrying value of the total portfolio assets equals the carrying value of liabilities to customers under investment contracts shown in Note 17. Any change in the value of assets results in an equal but opposite change in the value of amounts due to the policyholders. Therefore, the Group is not exposed to the financial risks inherent in the investments.

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Loans and advances designated at fair value, attributable to credit risk	21,996	21,960	178	(75)	(4,892)	(5,070)
Fair value of related credit derivatives	1,342	1,198	(6)	138	395	401

I 213

Notes to the financial statements

For the year ended 31 December 2012 continued

15 Derivative financial instruments

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income, net fee and commission income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet. The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk management section on pages 288-289. Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 292-296.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit risk section on page 105.

Accounting for derivatives

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss, except for derivatives held for risk management purposes in an effective hedge relationship (see hedge accounting below). This includes terms included in a contract or other financial asset or liability (the host), which, had it been a standalone contract, would have met the definition of a derivative. These are separated from the host and accounted for in the same way as a derivative.

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

Hedges of net investments

The Group’s net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Group’s investment in the operation.

Types of derivatives held

Foreign exchange derivatives

The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.

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

214 I

15 Derivative financial instruments continued

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

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

Total derivatives

		2012			2011
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Asset £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	40,192,194	465,347	(459,334)	43,095,991	535,306	(524,552)
Total derivative assets/(liabilities) held for risk management	302,822	3,799	(3,134)	243,534	3,658	(3,358)
Derivative assets/(liabilities)	40,495,016	469,146	(462,468)	43,339,525	538,964	(527,910)

The fair value of derivative assets decreased by 13% to £469bn reflecting the tightening of credit spreads and trades that matured and terminated during the period.

I 215

Notes to the financial statements

For the year ended 31 December 2012 continued

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading
	2012			2011
	Notional	Fair value		Notional	Fair value
	contract amount £m	Asset £m	Liabilities £m	contract amount £m	Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	2,421,109	25,670	(26,665)	2,346,638	29,165	(26,968)
Currency swaps	1,277,523	28,007	(31,456)	1,158,267	27,388	(33,641)
OTC options bought and sold	604,777	5,581	(5,663)	713,690	7,269	(6,669)
OTC derivatives	4,303,409	59,258	(63,784)	4,218,595	63,822	(67,278)
Exchange traded futures and options – bought and sold	120,328	41	(37)	234,279	–	(2)
Foreign exchange derivatives	4,423,737	59,299	(63,821)	4,452,874	63,822	(67,280)
Interest rate derivatives
Interest rate swaps	6,676,588	264,830	(249,566)	8,974,201	251,629	(240,849)
Forward rate agreements	3,757,855	1,521	(1,483)	4,556,842	3,249	(3,374)
OTC options bought and sold	4,378,143	84,844	(85,517)	5,426,331	117,689	(113,214)
OTC derivatives	14,812,586	351,195	(336,566)	18,957,374	372,567	(357,437)
Interest rate derivatives cleared by central counterparty	17,103,792	172	(58)	15,543,970	–	–
Exchange traded futures and options – bought and sold	1,079,453	6	(1)	1,040,636	3	(3)
Interest rate derivatives	32,995,831	351,373	(336,625)	35,541,980	372,570	(357,440)
Credit derivatives
OTC swaps	1,529,984	29,788	(29,198)	1,666,786	60,481	(57,972)
Credit derivatives cleared by central counterparty	238,196	9	(10)	219,864	2,831	(3,376)
Credit derivatives	1,768,180	29,797	(29,208)	1,886,650	63,312	(61,348)
Equity and stock index derivatives
OTC options bought and sold	87,397	6,131	(9,391)	95,233	7,393	(10,768)
Equity swaps and forwards	74,098	1,762	(2,420)	167,098	2,516	(2,808)
OTC derivatives	161,495	7,893	(11,811)	262,331	9,909	(13,576)
Exchange traded futures and options – bought and sold	347,965	3,092	(3,192)	237,779	3,293	(2,616)
Equity and stock index derivatives	509,460	10,985	(15,003)	500,110	13,202	(16,192)
Commodity derivatives
OTC options bought and sold	81,787	1,786	(1,987)	91,573	2,810	(2,554)
Commodity swaps and forwards	164,771	11,441	(12,074)	300,100	17,778	(17,579)
OTC derivatives	246,558	13,227	(14,061)	391,673	20,588	(20,133)
Exchange traded futures and options – bought and sold	248,428	666	(616)	322,704	1,812	(2,159)
Commodity derivatives	494,986	13,893	(14,677)	714,377	22,400	(22,292)
Derivative assets/(liabilities) held for trading	40,192,194	465,347	(459,334)	43,095,991	535,306	(524,552)

Total OTC derivatives held for trading	21,054,032	461,361	(455,420)	25,496,759	527,367	(516,396)
Total derivatives cleared by central counterparty held for trading	17,341,988	181	(68)	15,763,834	2,831	(3,376)
Total exchange traded derivatives held for trading	1,796,174	3,805	(3,846)	1,835,398	5,108	(4,780)
Derivative assets/(liabilities) held for trading	40,192,194	465,347	(459,334)	43,095,991	535,306	(524,552)

216 I

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management
	2012			2011
	Notional	Fair value		Notional	Fair value
	contract amount £m	Asset £m	Liabilities £m	contract amount £m	Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Interest rate swaps	97,935	2,043	(1,094)	120,557	2,147	(1,725)
Forward foreign exchange	148	–	(3)	328	3	(1)
Interest rate derivatives cleared by central counterparty	79,039	–	–	36,264	–	–
Derivatives designated as cash flow hedges	177,122	2,043	(1,097)	157,149	2,150	(1,726)
Derivatives designated as fair value hedges
Interest rate swaps	44,031	1,576	(1,984)	38,574	1,447	(1,238)
Interest rate derivatives cleared by central counterparty	64,209	–	–	35,801	–	–
Derivatives designated as fair value hedges	108,240	1,576	(1,984)	74,375	1,447	(1,238)
Derivatives designated as hedges of net investments
Forward foreign exchange	17,460	180	(53)	11,391	61	(388)
Currency swaps	–	–	–	619	–	(6)
Derivatives designated as hedges of net investments	17,460	180	(53)	12,010	61	(394)
Derivatives held for risk management	302,822	3,799	(3,134)	243,534	3,658	(3,358)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
2012
Forecast receivable cash flows	2,417	345	333	353	354	350	682
Forecast payable cash flows	54	31	18	4	–	1	–

2011
Forecast receivable cash flows	3,818	700	582	597	612	596	731
Forecast payable cash flows	177	108	28	24	9	–	8

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is 9 years (2011: 9 years).

Amounts recognised in net interest income
	2012 £m	2011 £m
Losses on the hedged items attributable to the hedged risk	(74)	(765)
Gains on the hedging instruments	114	683
Fair value ineffectiveness	40	(82)
Cash flow hedging ineffectiveness	30	8
Net investment hedging ineffectiveness	–	(1)

All gains and losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

Gains and losses transferred from the cash flow hedging reserve in the current year to net interest income was a £97m gain (2011: £86m gain); interest expense a £571m gain (2011: £732m gain); net trading income a £48m loss (2011: £157m loss) and administration and general expenses a £1m gain (2011: £2m gain).

I 217

Notes to the financial statements

For the year ended 31 December 2012 continued

16 Available for sale investments

Accounting for available for sale investments

Available for sale investments are held at fair value with gains and losses being included in other comprehensive income. The Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income (Note 3) or, net investment income (Note 6). On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

	2012 £m	2011 £m
Debt securities and other eligible bills	74,677	63,610
Equity securities	432	4,881
Available for sale investments	75,109	68,491

Critical accounting estimates and judgements

Approximately $4.5bn (£2.8bn) of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31 December 2012. Approximately $3.0bn (£1.9bn) of this amount was recognised as part of the acquisition accounting and is included as an available for sale investment on the balance sheet. As discussed in Note 29, Barclays entitlement to these assets is the subject of legal proceedings between the SIPA Trustee for Lehman Brothers Inc. and Barclays. As such, there continues to be significant judgement involved in the valuation of this asset and uncertainty relating to the outcome of ongoing appeals. The Group takes the view that the effective provision of US$1.5bn (£0.9bn) that is reflected in its estimate of fair value is appropriate. The valuation of this asset will be kept under review as legal proceedings progress.

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to do this when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

	2012		2011
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	58,169	60,045	66,565	70,787
Deposits	11,930	13,583	10,755	11,422
Liabilities to customers under investment contracts	1,494	–	1,681	–
Other financial liabilities	6,687	6,705	8,996	9,561
Financial liabilities designated at fair value	78,280	80,333	87,997	91,770

The cumulative own credit net loss recognised is £979m at 31 December 2012 (2011: £3,600m gain).

218 I

18 Fair value of financial instruments

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

For financial liabilities held at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary.

For valuations that have made use of significant unobservable inputs, the difference between the model valuation and the initial transaction price (‘Day One profit’) is recognised in profit or loss either:

¡ on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate;

or

¡  released in full when previously unobservable inputs become observable.

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

The sensitivity of valuations used in the financial statements to reasonably possible changes in variables is shown on page 229.

Comparison of carrying amounts and fair values

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	2012		2011
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Financial assets
Loans and advances to banks	40,489	40,489	47,446	47,446
Loans and advances to customers:
– Home loans	174,988	164,608	171,272	163,433
– Credit cards, unsecured and other retail lending	66,414	65,357	64,492	63,482
– Corporate loans	184,327	178,492	196,170	190,408
Reverse repurchase agreements and other similar secured lending	176,956	176,895	153,665	153,365

Financial liabilities
Deposits from banks	77,010	77,023	91,116	91,137
Customer accounts:
– Current and demand accounts	127,819	127,819	116,208	116,208
– Savings accounts	99,875	99,875	93,160	93,160
– Other time deposits	158,013	158,008	156,664	156,689
Debt securities in issue	119,581	119,725	129,736	128,997
Repurchase agreements and other similar secured borrowing	217,342	217,342	207,292	207,292
Subordinated liabilities	24,018	23,467	24,870	20,745

I 219

Notes to the financial statements

For the year ended 31 December 2012 continued

18 Fair value of financial instruments continued

Valuation

The fair value is the amount an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. As a wide range of valuation techniques are available, it may be inappropriate to compare the Barclays fair value information to independent market or other financial institutions. Assumptions changes and different valuation methodologies can have significant impact on fair values which are based on unobservable inputs.

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy noted on pages 232-233.

Loans and advances to banks and customers

The carrying value of variable rate loans is assumed to be their fair value based on frequent repricing. The fair value of the fixed rate loans is determined using discounted cash flows by aggregating for the same or similar products. This approach is used mainly in Retail and Business Banking and Wealth and Investment Management by applying derived market interest rates on expected cash flows. These valuation techniques also consider expected credit losses and changes to behavioural profiles.

For the Investment Bank and Corporate Banking, the fair value is determined by applying a credit spread for the counterparty. Credit spreads are based on regional and industry segments and take the contractual maturity of the loan facilities into consideration. In the absence of counterparty rating, the average of regional and industry segmental credit spreads are applied to the contractual maturity of the loan.

The fair value of asset backed securities and reclassified trading portfolio assets to loans and advances are determined primarily from market quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with similar obligor, broker quotes and other research data.

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on page 232.

In many cases, the fair value disclosed approximates the carrying value because the instruments are short term in nature or have interest rates that reprice frequently such as customer accounts and other deposits and short term debt securities.

The fair value for deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits is estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities.

Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using valuation model.

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

220 I

18 Fair value of financial instruments continued

Valuation technique using significant unobservable inputs – Level 3

Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. An input is deemed significant if it is shown to contribute more than 10% to the valuation of a financial instrument.

Unobservable input levels are generally determined based on observable inputs of a similar nature, historical observations or other analytical techniques.

The Level 3 category includes certain corporate debt securities, distressed debt, private equity investments, commercial real estate loans, certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities), certain convertible bonds, certain CDS, derivative exposures to monoline insurers, certain fund units, certain asset backed securities, certain issued notes, certain CDOs (synthetic and some cash underlyings), certain CLOs and certain loans.

The following table shows the Group’s financial assets and liabilities that are held at fair value analysed by level within the fair value hierarchy.

Financial assets and liabilities held at fair value
		Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
As at 31 December 2012
Trading portfolio assets	51,614	85,930	7,486	145,030
Financial assets designated at fair value	14,405	25,705	5,951	46,061
Derivative financial assets	2,864	460,139	6,143	469,146
Available for sale investments	28,946	43,283	2,880	75,109
Total assets	97,829	615,057	22,460	735,346

Trading portfolio liabilities	(20,270)	(24,522)	(2)	(44,794)
Financial liabilities designated at fair value	(181)	(75,866)	(2,233)	(78,280)
Derivative financial liabilities	(2,668)	(454,896)	(4,904)	(462,468)
Total Liabilities	(23,119)	(555,284)	(7,139)	(585,542)

As at 31 December 2011
Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale investments	30,857	34,761	2,873	68,491
Total assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)
Total Liabilities	(28,457)	(621,614)	(11,723)	(661,794)

Transfers from Level 1 to Level 2 primarily comprised certain government bonds and equity products, as a result of regular observability reassessments.

I 221

Notes to the financial statements

For the year ended 31 December 2012 continued

18 Fair value of financial instruments continued

The following table shows the Group’s financial assets and liabilities that are held at fair value disaggregated by valuation technique and product type.

Financial assets and liabilities held at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 31 December 2012
Commercial real estate loans	–	1	1,798	(1)	–	–
Asset backed products	17	28,755	4,175	(2)	(3,654)	(539)
Other credit products	–	25,582	1,792	–	(28,266)	(1,178)
Derivative exposure to monoline insurers	–	–	592	–	–	–
Non-asset backed debt instruments	66,034	94,471	3,845	(13,207)	(75,787)	(1,687)
Equity products	29,781	7,448	1,242	(9,862)	(10,902)	(1,688)
Private equity	8	26	1,675	–	–	–
Funds and fund-linked products	1,124	2,625	864	(3)	(994)	–
Foreign exchange products	–	29,260	216	–	(30,000)	(246)
Interest rate products	–	385,977	1,275	–	(377,965)	(1,117)
Commodity products	693	20,720	665	(5)	(25,904)	(582)
Other	172	20,192	4,321	(39)	(1,812)	(102)
Total	97,829	615,057	22,460	(23,119)	(555,284)	(7,139)

As at 31 December 2011
Commercial real estate loans	–	–	2,452	–	–	–
Asset backed products	30	29,995	5,752	–	(5,595)	(1,020)
Other credit products	–	55,347	4,386	–	(57,608)	(3,765)
Derivative exposure to monoline insurers	–	–	1,129	–	–	–
Non-asset backed debt instruments	66,622	84,296	4,213	(15,788)	(77,966)	(2,086)
Equity products	30,141	7,810	1,079	(12,589)	(11,724)	(1,531)
Private equity	–	39	2,827	–	–	–
Funds and fund-linked products	968	3,169	1,290	–	(1,017)	–
Foreign exchange products	–	34,658	457	–	(33,536)	(187)
Interest rate products	–	405,635	2,433	–	(399,254)	(2,090)
Commodity products	857	26,551	773	(4)	(33,120)	(991)
Other	498	17,948	5,232	(76)	(1,794)	(53)
Total	99,116	665,448	32,023	(28,457)	(621,614)	(11,723)

222 I

18 Fair value of financial instruments continued

Level 3 classification

The following table shows Level 3 financial assets and liabilities disaggregated by balance sheet classification and product type.

Level 3 financial assets and liabilities by balance sheet classification and product type
	Non-derivative assets			Non-derivative liabilities		Derivatives
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale investments £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments[a] £m
As at 31 December 2012
Commercial real estate loans	–	1,798	–	–	–	–
Asset backed products	2,592	335	492	–	–	217
Other credit products	–	18	–	–	(522)	1,118
Derivative exposure to monoline insurers	–	57	–	–	–	535
Non-asset backed debt instruments	3,577	213	52	(2)	(1,669)	(13)
Equity products	141	–	7	–	–	(594)
Private equity	1	1,240	434	–	–	–
Funds and fund-linked products	864	–	–	–	–	–
Foreign exchange products	5	2	3	–	(2)	(38)
Interest rate products	–	1	–	–	(1)	158
Commodity products	–	–	5	–	(39)	117
Other[b]	306	2,287	1,887	–	–	(261)
Total	7,486	5,951	2,880	(2)	(2,233)	1,239

As at 31 December 2011
Commercial real estate loans	–	2,452	–	–	–	–
Asset backed products	3,306	693	252	(1)	(13)	495
Other credit products	–	196	–	–	(1,007)	1,432
Derivative exposure to monoline insurers	–	–	–	–	–	1,129
Non-asset backed debt instruments	3,953	223	36	(5)	(2,081)	1
Equity products	115	–	15	–	–	(582)
Private equity	–	2,238	589	–	–	–
Funds and fund-linked products	1,258	32	–	–	–	–
Foreign exchange products	6	–	–	–	–	264
Interest rate products	–	3	–	–	–	340
Commodity products	–	–	18	–	(35)	(201)
Other[b]	566	2,842	1,963	–	–	(192)
Total	9,204	8,679	2,873	(6)	(3,136)	2,686
Notes

a	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2012 totalled £6,143m (2011: £11,267m) and derivative financial liabilities totalled £4,904m (2011: £8,581m).
b	Other primarily includes fixed rate loans and receivables resulting from the acquisition of the North American businesses of Lehman Brothers.

I 223

Notes to the financial statements

For the year ended 31 December 2012 continued

18 Fair value of financial instruments continued

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in Level 3 financial assets and liabilities
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale investments £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments[a] £m	Total £m
As at 1 January 2012	9,204	8,679	2,873	(6)	(3,136)	2,686	20,300
Purchases	3,443	2,972	50	(1)	(8)	434	6,890
Sales	(4,445)	(3,837)	(226)	1	29	(138)	(8,616)
Issues	–	–	–	–	(289)	(354)	(643)
Settlements	(744)	(915)	(57)	1	450	5	(1,260)
Total gains and losses in the period recognised in theincome statement
– trading income	248	(236)	(17)	–	81	(1,438)	(1,362)
– other income	(7)	3	–	–	44	(109)	(69)
Total gains or losses recognised in other comprehensive income	–	–	(19)	–	–	–	(19)
Net transfers	(213)	(715)	276	3	596	153	100
As at 31 December 2012	7,486	5,951	2,880	(2)	(2,233)	1,239	15,321

As at 1 January 2011	5,741	10,904	3,290	(101)	(3,637)	2,828	19,025
Purchases	6,863	1,659	74	2	–	420	9,018
Sales	(5,390)	(2,210)	(317)	5	223	(144)	(7,833)
Issues	–	57	–	–	(647)	(389)	(979)
Settlements	(190)	(2,157)	(39)	–	523	60	(1,803)
Total gains and losses in the period recognised in theincome statement
– trading income	(355)	117	–	2	982	(686)	60
– other income	–	(12)	90	–	150	–	228
Total gains or losses recognised in other comprehensiveincome	–	–	(26)	–	–	–	(26)
Net transfers	2,535	321	(199)	86	(730)	597	2,610
As at 31 December 2011	9,204	8,679	2,873	(6)	(3,136)	2,686	20,300

The significant movements in the Level 3 positions during the year ended 31 December 2012 are as follows:

¡	Purchases of £6.9bn primarily comprising £3.6bn in asset backed debt instruments, £1.4bn in commercial real estate loans and £1.0bn in non-asset backed loans;

¡

Sales of £8.6bn primarily comprising £4.7bn of asset backed debt instruments, £1.3bn of commercial real estate loans and £1.5bn of private equity disposals including the sale of an investment in Archstone, an apartment company, for £0.9bn;

¡	Settlements of £1.3bn including £0.3bn of asset backed debt instruments and £0.7bn in commercial real estate loans; and

¡

Net losses on the fair value of Level 3 assets recognised in the income statement totalled £1.4bn (31 December 2011: £0.3bn) primarily due to a reduction in the fair value of monoline and non-monoline credit derivatives.

Note

a	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2012 totalled £6,143m (2011: £11,267m) and derivative financial liabilities totalled £4,904m (2011: £8,581m).

224 I

18 Fair value of financial instruments continued

Gains and losses on Level 3 financial assets and liabilities

The following table discloses the gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Gains and losses recognised during the period on Level 3 financial assets and liabilities held
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale investments £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments £m	Total £m
As at 31 December 2012
Recognised in the income statement
– trading income	(36)	(174)	(3)	(1)	33	(1,747)	(1,928)
– other income	(7)	6	(11)	–	55	(61)	(18)
Total gains or losses recognised in other comprehensive income	–	–	67	–	–	–	67
Total	(43)	(168)	53	(1)	88	(1,808)	(1,879)

As at 31 December 2011
Recognised in the income statement
– trading income	(44)	270	–	–	729	(324)	631
– other income	–	118	(54)	–	–	–	64
Total gains or losses recognised in other comprehensive income	–	–	135	–	–	–	135
Total	(44)	388	81	–	729	(324)	830

Valuation techniques and sensitivity analysis

Current year valuation methodologies were consistent with the prior year unless otherwise noted below. These methodologies are commonly used by market participants.

Sensitivity analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views alongside the impact of using alternative models. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. Sensitivity to using alternative models is quantified through scenario analysis and proxy approaches. The approach adopted in determining these sensitivities has continued to evolve during the year, in the context of changing market conditions.

The valuation techniques used for the main products that are not determined by reference to unadjusted quoted prices (Level 1), observability and sensitivity analysis for Level 3 are described below.

Commercial real estate loans

Description: This legacy portfolio includes lending on a range of commercial property types including retail, hotel, office, multi-family and industrial properties.

Valuation: Performing loans are valued using a spread-based approach, with consideration of characteristics such as property type, geographic location, yields, credit quality and property performance reviews. Where there is significant uncertainty regarding loan performance, valuation is based on the underlying collateral, whose value is determined through property-specific information such as third party valuation reports and bids for the underlying properties.

Observability: Since each commercial real estate loan is unique in nature and the secondary commercial loan market is relatively illiquid, valuation inputs are generally considered unobservable.

Level 3 sensitivity: For performing loans, sensitivity is determined by applying an adjusted spread of 15% for each loan (both up and down). This adjusted spread is derived from loan origination spreads provided by independent market research. For non-performing loans, a plausible worst-case valuation is determined from the history of third-party valuation reports or bids received.

I 225

Notes to the financial statements

For the year ended 31 December 2012 continued

18 Fair value of financial instruments continued

Asset backed products

Description: These are debt and derivative products that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, CDOs, CLOs and derivatives with cash flows linked to securitisations.

Valuation: Where available, valuations are based on observable market prices which are sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates.

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

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a model, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on external vendor pricing dispersion or bid offer ranges, defined at position level. Half of the observed pricing dispersion or bid offer range is multiplied by the market value of the position to calculate the valuation sensitivity. Where there is no observable dispersion of bid offer data, price movements on appropriate indices are used. Sensitivity is based on the average of the largest upward and downward price movement in the preceding 12 month period.

Other credit products

Description: These products are linked to the credit spread of a referenced entity, index or basket of referenced entities. This category includes synthetic CDOs, single name and index CDS and Nth-to-default basket swaps.

Valuation: CDS are valued using a market standard model that incorporates the credit curve as its principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or bond spreads from observable issuances of the same issuer or other similar entities as a proxy. Synthetic CDOs are valued using a model that calculates fair value based on credit spreads, recovery rates, correlations and interest rates and is calibrated daily. The model is calibrated to the index tranche market.

Observability: CDS contracts referencing entities that are not actively traded are considered unobservable. The correlation input to bespoke CDO valuation is considered unobservable as it is proxied from the observable index tranche market.

Level 3 sensitivity: The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a shift to each underlying reference asset. The shift is based upon the average bid offer spreads observed in the market for similar CDS.

Bespoke Collateralised Synthetic Obligation (CSO) sensitivity is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Derivative exposure to monoline insurers

Description: These products are derivatives through which credit protection has been purchased on structured debt instruments (primarily CLOs) from monoline insurers.

Valuation: The value of the CDS is derived from the value of the cash instrument that it protects. A valuation adjustment is then applied to reflect the counterparty credit risk associated with the relevant monoline. This adjustment is calculated using an assessment of the likely recovery of the protected cash security, which is derived from a scenario-based calculation of the mark-to-market of the instrument using an appropriate valuation model; and the probability of default and loss given default of the monoline counterparty, as estimated from independent fundamental credit analysis.

Observability: Due to the counterparty credit risk associated with these insurers, derivative exposure to monoline counterparty insurers is generally considered unobservable.

Level 3 sensitivity: Sensitivity is measured by stressing inputs to the counterparty valuation adjustment including our expected exposures and the probability of default of the monoline derivative counterparty. The modelled expected exposures are stressed by shifting the recovery rate assumptions on the underlying protected assets. The probability of default of the monoline derivative counterparty is stressed by shifting the internal default curve.

226 I

18 Fair value of financial instruments continued

Non-asset backed debt instruments

Description: These are government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, notes and other non-asset backed bonds. Within this population, valuation inputs are unobservable for certain convertible bonds and corporate bonds.

Valuation: Liquid government bonds actively traded through an exchange or clearing house are marked to the closing levels observed in these markets. Less liquid government bonds, US agency bonds, corporate bonds, commercial paper and certificates of deposit are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy (the appropriateness of proxies being assessed based on issuer, coupon, maturity and industry).

Convertible bonds are valued using prices observed through broker sources, market data services and trading activity. Where reliable external sources are not available, fair value is determined using a spread to the equity conversion value or the value of the bond without the additional equity conversion. The spread level is determined with reference to similar proxy assets.

Fair valued Barclays issued notes are valued using discounted cash flow techniques and industry standard models incorporating various observable input parameters depending on the terms of the instrument. Any unobservable inputs generally have insignificant impact on the overall valuation.

Observability: Where an observable market price is not available, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity for the corporate bonds portfolio is determined by applying a shift to each underlying position driven by average bid offer spreads observed in the market for similar bonds.

Equity products

Description: This category includes listed equities, exchange traded equity derivatives, OTC equity derivatives, preference shares and contracts for difference.

Valuation: OTC equity derivatives valuations are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. Unobservable model inputs are determined by reference to liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying instrument.

Level 3 sensitivity: Sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Private equity

Description: This category includes private equity investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Full valuations are performed at least bi-annually, with the portfolio reviewed on a monthly basis for material events that might impact upon fair value.

Observability: Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates. Model inputs are based on market conditions at the reporting date. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Level 3 sensitivity: The relevant valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact on the resulting valuation.

Funds and fund-linked products

Description: This category includes holdings in hedge funds, funds of funds, and fund derivatives. Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, fund indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and other available market information.

Valuation: In general, fund holdings are valued based on the latest available valuation received from the fund administrator. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and maybe adjusted relative to the performance of relevant index benchmarks.

Observability: Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest net asset value from the fund administrators is more than three months old.

I 227

Notes to the financial statements

For the year ended 31 December 2012 continued

18 Fair value of financial instruments continued

Level 3 sensitivity: Sensitivity is calculated on an individual fund basis using a loss based scenario approach which factors in the underlying assets of the specific fund and assumed recovery rates.

Foreign exchange products

Description: These products are derivatives linked to the foreign exchange market. This category includes foreign exchange (FX) forward contracts, FX swaps and FX options. Exotic derivatives are valued using industry standard and bespoke models.

Valuation: Input parameters include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: Certain correlations and long dated forward and volatilities are unobservable.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services.

Interest rate products

Description: These are products linked to interest rates or inflation indices. This category includes interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives. Interest rate products are valued using standard discounted cash flow techniques.

Valuation: Interest rate derivative cash flows are valued using interest rate yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. Instruments with optionality are valued using volatilities implied from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable market parameters which are determined separately for each parameter and underlying instrument. Where unobservable, a parameter will be set with reference to an observable proxy. Inflation forward curves and interest rate yield curves are extrapolated beyond observable tenors.

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

Observability: Inflation forward curves and interest rate yield curves are observable up to liquid maturities after which they are deemed unobservable.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services.

Commodity products

Description: These products are exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: The valuations of certain commodity swaps and options are determined using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and tenor correlation. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market.

Observability: Within this population, certain forward curves and volatilities for longer dated exposures are unobservable.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over two years. The estimate is calculated using data for short dated parameter curves to generate best and worst case scenarios. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Other

Description: This category is largely made up of fixed rate loans, which are valued using models that discount expected future cash flows. The receivables resulting from the acquisition of the North American businesses of Lehman Brothers is also included within ‘Other’. For more details, refer to Note 29 Legal Proceedings.

Valuation: Fixed rate loans are valued using models that calculate fair value based on observable interest rates and unobservable credit spreads. Unobservable credit spreads are modelled according to issuer credit quality. Derived levels are validated against any origination activity that occurs.

Level 3 sensitivity: The sensitivity for fixed rate loans is calculated by applying a 25% shift in borrower credit spreads.

No stress has been applied to the receivables relating to the Lehman acquisition (Note 29). The sensitivity inherent in the measurement of the receivables is akin to a litigation provision. Due to this, an upside and downside stress on a basis comparable with the other assets cannot be applied.

228 I

18 Fair value of financial instruments continued

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets £m	Total liabilities £m	Income statement £m	Equity £m	Income statement £m	Equity £m
As at 31 December 2012
Commercial real estate loans	1,798	–	87	–	(80)	–
Asset backed products	4,175	(539)	299	7	(210)	(7)
Other credit products	1,792	(1,178)	191	–	(191)	–
Derivative exposure to monoline insurers	592	–	164	–	(268)	–
Non-asset backed debt instruments	3,845	(1,687)	32	12	(26)	(12)
Equity products	1,242	(1,688)	220	3	(214)	(3)
Private equity	1,675	–	257	74	(225)	(71)
Funds and fund-linked products	864	–	112	–	(112)	–
Foreign exchange products	216	(246)	46	–	(46)	–
Interest rate products	1,275	(1,117)	108	–	(108)	–
Commodity products	665	(582)	68	–	(68)	–
Other	4,321	(102)	67	–	(70)	–
Total	22,460	(7,139)	1,651	96	(1,618)	(93)

As at 31 December 2011
Commercial real estate loans	2,452	–	102	–	(118)	–
Asset backed products	5,752	(1,020)	488	2	(388)	(2)
Other credit products	4,386	(3,765)	167	–	(167)	–
Derivative exposure to monoline insurers	1,129	–	–	–	(133)	–
Non-asset backed debt instruments	4,213	(2,086)	24	–	(22)	–
Equity products	1,079	(1,531)	169	11	(169)	(15)
Private equity	2,827	–	375	81	(364)	(82)
Funds and fund-linked products	1,290	–	174	–	(174)	–
Foreign exchange products	457	(187)	57	–	(57)	–
Interest rate products	2,433	(2,090)	60	–	(60)	–
Commodity products	773	(991)	116	–	(123)	–
Other	5,232	(53)	196	–	(196)	–
Total	32,023	(11,723)	1,928	94	(1,971)	(99)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1.7bn (2011: £2.0bn) or to decrease fair values by up to £1.7bn (2011: £2.1bn) with substantially all the potential effect impacting profit and loss rather than equity.

Discounting approaches for derivative instruments

During 2011, in line with market practice, the methodology for valuing certain collateralised interest rate products, principally in the Fixed Income Rates business, was amended to reflect the impact of ‘cheapest to deliver’ collateral on discounting curves, where counterparty Credit Support Annex (CSA) agreements specify the right of the counterparty posting collateral to choose the currency of collateral posted. During 2012, the valuation of collateralised derivatives in other business areas was updated to reflect CSA aware discounting. The December 2012 impact of this transition was not material to the overall valuation.

Additionally, during 2012, a fair value adjustment was applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives. This was driven by the impact of discounting future expected uncollateralised cash flows to reflect the cost of funding, taking into account observed traded levels on uncollateralised derivatives and other relevant factors.

The Group continues to monitor market practices and activity to ensure the approach to discounting in derivative valuation remains appropriate.

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussions with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered when determining Barclays own fair value estimates.

I 229

Notes to the financial statements

For the year ended 31 December 2012 continued

18 Fair value of financial instruments continued

Fair value adjustments

The main valuation adjustments required to arrive at a fair value are described below:

Bid-offer valuation adjustments

For assets and liabilities where the Group is not a market maker, mid prices are adjusted to bid and offer prices respectively. Bid-offer adjustments reflect expected close out strategy and, for derivatives, the fact that they are managed on a portfolio basis. The methodology for determining the bid-offer adjustment for a derivative portfolio will generally involve netting between long and short positions and the bucketing of risk by strike and term in accordance with hedging strategy. Bid-offer levels are derived from market sources, such as broker data. For those assets and liabilities where the firm is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets), the mid price is used, since the bid-offer spread does not represent a transaction cost.

Uncertainty adjustments

Market data input for exotic derivatives may not have a directly observable bid-offer spread. In such instances, an uncertainty adjustment is applied as a proxy for the bid offer adjustment. An example of this is correlation risk where an adjustment is required to reflect the possible range of values that market participants apply. The uncertainty adjustment may be determined by calibrating to derivative prices, or by scenario analysis or historical analysis.

Credit and debit valuation adjustments

Credit valuation adjustments (CVAs) and debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays own credit quality respectively. These adjustments are modelled for OTC derivatives across all asset classes. Calculations are derived from estimates of exposure at default, probability of default and recovery rates, on a counterparty basis. Counterparties include (but are not limited to) corporates, monolines, sovereigns and sovereign agencies, supranationals, and special-purpose vehicles.

Exposure at default for CVA and DVA is generally based on expected exposure, estimated through the simulation of underlying risk factors. For some complex products, where this approach is not feasible, simplifying assumptions are made, either through proxying with a more vanilla structure, or using current or scenario-based mark-to-market as an estimate of future exposure. Where strong collateralisation agreement exists as a mitigant to counterparty risk, the exposure is set to zero.

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £200m increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed ‘wrong-way’ or ‘right-way’ risk. This is not incorporated into the CVA calculation, but is monitored regularly via scenario analysis and has been found to be immaterial.

Model valuation adjustments

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

At 31 December 2012, the own credit adjustment arose from the fair valuation of Barclays financial liabilities designated at fair value. Barclays credit spreads tightened during 2012, leading to a charge of £4,579m (2011: gain of £2,708m) from the fair value of changes primarily in own credit itself but also reflecting the effects of foreign exchange rates, time decay and trade activity.

230 I

18 Fair value of financial instruments continued

Key valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

As at 31 December	2012 £m	2011 £m
Bid-offer valuation adjustments	(452)	(603)
Uncertainty adjustments	(294)	(313)
Derivative credit valuation adjustments:
– Monolines	(235)	(403)
– Other derivative credit valuation adjustments	(693)	(958)
Derivative debit valuation adjustments	442	774

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is as follows:

Year ended 31 December	2012 £m	2011 £m
As at 1 January	117	137
Additions	78	93
Amortisation and releases	(47)	(113)
As at 31 December	148	117

Valuation control framework

The Finance-Product Control-Valuations function is responsible for independent price verification, oversight of fair value adjustments and escalation of valuation issues. This process covers all fair value positions and is a key control in ensuring the material accuracy of valuations.

Price verification uses independently sourced data that is deemed most representative of the market. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Additional fair value adjustments may be taken to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk – further detail on these fair value adjustments is disclosed on page 230.

Governance over the valuation process is the responsibility of the Valuation Committee. This Committee meets monthly and is responsible for overseeing valuation and fair value adjustment policy within Corporate and Investment Banking and this is the forum to which valuation issues are escalated. The Valuation Committee delegates more detailed review to the following five sub-committees: Independent Valuations, Legacy and Other Assets, Litigation Risk, Models and Governance.

The Independent Valuations Sub-committee reviews the results of the independent price verification and fair value adjustments process on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. The Legacy and Other Assets Sub-committee is responsible for overseeing the valuation and measurement issues arising in legacy assets, certain AFS positions and other assets as delegated by the Valuation Committee. The Litigation Risk Sub-committee is responsible for overseeing the valuation and measurement issues arising from legal risks within Corporate and Investment Banking.

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

I 231

Notes to the financial statements

For the year ended 31 December 2012 continued

Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending and borrowing. Detail regarding the Group’s capital and liquidity position can be found on pages 126-150.

Accounting for financial instruments held at amortised cost

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability.

19 Loans and advances to banks and customers

As at 31 December	2012 £m	2011 £m
Gross loans and advances to banks	40,530	47,491
Less: allowance for impairment	(41)	(45)
Loans and advances to banks	40,489	47,446

Gross loans and advances to customers	435,364	442,486
Less: allowance for impairment	(9,635)	(10,552)
Loans and advances to customers	425,729	431,934

Further analysis of the Group’s loans and advances to banks and customers and impairment allowances are included on pages 80-118.

20 Finance leases

Accounting for finance leases

The Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee. A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Where the Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

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

Investment in finance lease receivables
	2012				2011
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	2,363	(329)	2,034	80	2,977	(437)	2,540	71
Over one year but not more than five years	5,055	(749)	4,306	105	6,333	(934)	5,399	122
Over five years	617	(120)	497	318	1,379	(320)	1,059	395
Total	8,035	(1,198)	6,837	503	10,689	(1,691)	8,998	588

The impairment allowance for uncollectable finance lease receivables amounted to £140m at 31 December 2012 (2011: £290m).

232 I

20 Finance leases continued

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within accruals, deferred income and other liabilities (Note 26).

As at 31 December 2012, the total future minimum payments under finance leases were £35m (2011: £64m), of which £5m (2011: £10m) was due within one year. As at 31 December 2012, the carrying amount of assets held under finance leases was £22m (2011: £28m).

21 Reclassification of financial assets held for trading

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

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading but subsequently deemed to be not held for trading purposes, to loans and receivables.

The carrying value of the securities reclassified into loans and receivables has decreased from £7,652m to £5,188m primarily as a result of sales and paydowns of the underlying securities offset by increases due to the reversal of the discount on reclassification and FX movements.

Sales of securities from the 16 December 2008 reclassification totalled £151m (2011: £91m) and sales of securities from the 25 November 2009 reclassification totalled £1,316m (2011: £482m).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	2012		2011
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
As at 31 December
Trading assets reclassified to loans and receivables
Reclassification 25 November 2009	5,140	4,996	7,434	7,045
Reclassification 16 December 2008	48	50	218	217
Total financial assets reclassified to loans and receivables	5,188	5,046	7,652	7,262

If the reclassifications had not been made, the Group’s income statement for 2012 would have included a net gain on the reclassified trading assets of £247m (2011: loss of £152m).

22 Reverse repurchase and repurchase agreements including other similar lending and borrowing

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

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

The Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included on the balance sheet as the Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost.

The Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost.

As at 31 December	2012 £m	2011 £m
Assets
Banks	64,616	64,470
Customers	112,340	89,195
Reverse repurchase agreements and other similar secured lending	176,956	153,665

Liabilities
Banks	87,815	69,544
Customers	129,527	137,748
Repurchase agreements and other similar secured borrowing	217,342	207,292

I 233

Notes to the financial statements

For the year ended 31 December 2012 continued

Non-current assets and other investments

The notes included in this section focus on the Group’s non-current tangible and intangible assets and property plant and equipment, which provide long term future economic benefits.

23 Property, plant and equipment

Accounting for property, plant and equipment

The Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in an enhancement to the asset.

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

Investment property

The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

Note

a	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

234 I

23 Property, plant and equipment continued

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost
As at 1 January 2012	2,928	3,959	4,755	20	11,662
Acquisitions and disposals of subsidiaries	(16)	6	1	–	(9)
Additions and disposals	(191)	177	211	(6)	191
Change in fair value of investment properties	23	–	–	–	23
Exchange and other movements[a]	(1,058)	(112)	(173)	–	(1,343)
As at 31 December 2012	1,686	4,030	4,794	14	10,524
Accumulated depreciation and impairment
As at 1 January 2012	–	(1,245)	(3,244)	(7)	(4,496)
Depreciation charge	–	(212)	(456)	(1)	(669)
Disposals	–	18	204	2	224
Exchange and other movements	–	25	146	–	171
As at 31 December 2012	–	(1,414)	(3,350)	(6)	(4,770)
Net book value	1,686	2,616	1,444	8	5,754
Cost
As at 1 January 2011	1,570	4,229	4,749	75	10,623
Acquisitions of subsidiaries	1,201	–	–	–	1,201
Additions and disposals	277	(183)	256	1	351
Change in fair value of investment properties	(138)	–	–	–	(138)
Exchange and other movements	18	(87)	(250)	(56)	(375)
As at 31 December 2011	2,928	3,959	4,755	20	11,662
Accumulated depreciation and impairment
As at 1 January 2011	–	(1,326)	(3,133)	(24)	(4,483)
Depreciation charge	–	(206)	(463)	(4)	(673)
Disposals	–	275	175	4	454
Exchange and other movements	–	12	177	17	206
As at 31 December 2011	–	(1,245)	(3,244)	(7)	(4,496)
Net book value	2,928	2,714	1,511	13	7,166

Property rentals of £105m (2011: £94m) and £52m (2011: £61m) have been included in net investment income and other income respectively.

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

Note

a	Of the other movement, £1.1bn relates to a transfer of Baubecon, an investment property, to other assets held for sale in June. Subsequently in July, Baubecon was disposed.

I 235

Notes to the financial statements

For the year ended 31 December 2012 continued

24 Goodwill and intangible assets

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

Intangible assets include brands, customer lists, internally generated software, licences and other contracts and core deposit intangibles. They are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less amortisation and provision for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

Intangible assets are reviewed for impairment when there are indicators that impairment may have occurred.

	Goodwill £m	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Licences and other £m	Total £m
2012
Cost
As at 1 January 2012	6,697	1,437	328	287	166	1,724	444	11,083
Additions and disposals	29	446	115	(21)	(1)	19	34	621
Exchange and other movements	(141)	(39)	35	(23)	(16)	(105)	(2)	(291)
As at 31 December 2012	6,585	1,844	478	243	149	1,638	476	11,413
Accumulated amortisation and impairment
As at 1 January 2012	(1,392)	(694)	(114)	(114)	(106)	(615)	(202)	(3,237)
Disposals	–	32	5	21	1	1	5	65
Amortisation charge	–	(162)	(52)	(11)	(18)	(152)	(40)	(435)
Impairment charge	–	(8)	–	–	–	–	(2)	(10)
Exchange and other movements	13	23	3	8	12	49	11	119
As at 31 December 2012	(1,379)	(809)	(158)	(96)	(111)	(717)	(228)	(3,498)
Net book value	5,206	1,035	320	147	38	921	248	7,915
2011
Cost
As at 1 January 2011	7,259	1,091	234	347	202	1,686	473	11,292
Additions and disposals	(210)	375	98	(1)	–	144	(19)	387
Exchange and other movements	(352)	(29)	(4)	(59)	(36)	(106)	(10)	(596)
As at 31 December 2011	6,697	1,437	328	287	166	1,724	444	11,083
Accumulated amortisation and impairment
As at 1 January 2011	(1,040)	(552)	(86)	(121)	(109)	(493)	(194)	(2,595)
Disposals	210	2	5	–	–	–	23	240
Amortisation charge	–	(157)	(35)	(13)	(18)	(158)	(38)	(419)
Impairment charge	(597)	(4)	–	–	–	–	–	(601)
Exchange and other movements	35	17	2	20	21	36	7	138
As at 31 December 2011	(1,392)	(694)	(114)	(114)	(106)	(615)	(202)	(3,237)
Net book value	5,305	743	214	173	60	1,109	242	7,846

236 I

24 Goodwill and intangible assets continued

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2012 £m	2011 £m
UKRBB	3,144	3,145
Europe RBB	62	64
Africa RBB[a]	863	947
Barclaycard	514	505
Investment Bank	93	102
Corporate Banking[a]	139	151
Wealth and Investment Management	391	391
Total net book value of goodwill	5,206	5,305

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

Impairment testing of goodwill

Total impairment charges of £nil have been recognised during the year. Impairment charges of £597m recognised in 2011 related to the goodwill held in FirstPlus and Spain which was not supportable based on value in use calculations.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,247m (2011: £1,264m) was allocated to multiple cash generating units which are not considered individually significant.

UKRBB

At 31 December 2012, goodwill relating to Woolwich was £3,130m (2011: £3,130m) of the total UKRBB balance. The carrying value of the cash generating unit (CGU) is determined using an allocation of total Group shareholder funds excluding goodwill based on the CGU’s share of risk weighted assets before goodwill balances are added back. The recoverable amount of the CGU has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2% (2011: 3%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 12% (2011: 13%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £9,334m (2011: £8,683m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £1,637m (2011: £1,399m) and £1,115m (2011: £939m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1,767m (2011: £1,538m).

Africa RBB

At 31 December 2012, goodwill relating to Absa RBB was £829m (2011: £911m) of the total Africa RBB balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of the Absa Group has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2011: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 13% (2011: 14%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £3,133m (2011: £4,746m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £813m (2011: £948m) and £623m (2011: £702m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £643m (2011: £842m).

Note

a	Certain corporate banking activities in Africa previously reported under Africa RBB are now included within Corporate Banking to align Africa to the reporting approach for UK and Europe. 2011 balances have been restated.

I 237

Notes to the financial statements

For the year ended 31 December 2012 continued

25 Operating leases

Accounting for operating leases

The Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Group recognises leased assets on balance sheet within property, plant and equipment.

Where the Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases as at 31 December 2012 was £4m (2011: £14m).

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

Operating lease rentals of £622m (2011: £659m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2012		2011
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	695	13	585	12
Over one year but not more than five years	1,290	3	1,673	2
Over five years	2,768	–	2,830	–
Total	4,753	16	5,088	14

Total future minimum sublease payments to be received under non-cancellable subleases as at 31 December 2012 was £22m (2011: £121m).

238 I

Accruals, provisions, legal proceedings and contingent liabilities

The notes included in this section focus on the Group’s accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

26 Accruals, deferred income and other liabilities

Accounting for insurance contracts

The Group applies IFRS 4 Insurance Contracts to its insurance contracts. An insurance contract is a contract that compensates a third party against a loss from non-financial risk. Some wealth management and other products, such as life assurance contracts, combine investment and insurance features; these are treated as insurance contracts when they pay benefits that are at least 5% more than they would pay if the insured event does not occur.

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

	2012 £m	2011 £m
Accruals and deferred income	4,806	4,959
Other creditors	4,702	5,171
Obligations under finance leases (see Note 20)	35	64
Insurance contract liabilities, including unit-linked liabilities	2,689	2,386
Accruals, deferred income and other liabilities	12,232	12,580

Insurance liabilities relate principally to the Group’s long term business. Insurance contract liabilities associated with the Group’s short term non-life business are £126m (2011: £118m). The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies, were £102bn (2011: £104bn) or £79bn (2011: £82bn) after reinsurance. Of this insured risk, £87bn (2011: £89bn) or £67bn (2011: £69bn) after reinsurances was concentrated in short term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £7m (2011: £8m).

I 239

Notes to the financial statements

For the year ended 31 December 2012 continued

27 Provisions

Accounting for provisions

The Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Payment Protection Insurance redress £m	Interest rate hedging product redress £m	Litigation £m	Sundry provisions £m	Total £m
As at 1 January 2012	116	216	230	565	–	140	262	1,529
Additions	24	74	124	1,600	850	105	401	3,178
Amounts utilised	(20)	(136)	(5)	(1,179)	(36)	(35)	(66)	(1,477)
Unused amounts reversed	(15)	(73)	(129)	–	–	(11)	(160)	(388)
Exchange and other movements	(1)	(10)	(61)	–	–	1	(5)	(76)
As at 31 December 2012	104	71	159	986	814	200	432	2,766
As at 1 January 2011	74	177	229	–	–	151	316	947
Additions	71	330	111	1,000	–	176	36	1,724
Amounts utilised	(31)	(257)	(2)	(435)	–	(104)	(64)	(893)
Unused amounts reversed	–	(31)	(109)	–	–	(73)	(13)	(226)
Exchange and other movements	2	(3)	1	–	–	(10)	(13)	(23)
As at 31 December 2011	116	216	230	565	–	140	262	1,529

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2012 were £1,700m (2011: £1,260m).

Critical accounting estimates and judgements

Payment Protection Insurance Redress

Following the conclusion of the 2011 judicial review, a provision for PPI redress of £1.0bn was raised in May 2011 based on FSA guidelines and historic industry experience in resolving similar claims. Subsequently, further provisions of £300m were raised in March 2012, £700m in September 2012 and £600m in December 2012, bringing the total provision for PPI redress to £2.6bn. As at 31 December 2012 £1.6bn of the provision has been utilised, including gesture of goodwill payments to customers with accrued claims at the conclusion of the judicial review, leaving a residual provision of £1.0bn.

As of 31 December 2012, 1.1m customer initiated claimsa have been received and processed. The volume of claims received has declined since the peak in May 2012, although the rate of decline has been lower than previously expected.

In addition to customer initiated claims, in August 2012, in accordance with regulatory standards, Barclays commenced proactive mailing of the holders of approximately 750,000 policies. Of this population approximately 100,000 have been mailed as at 31 December and it is anticipated that the remainder will be completed by June 2013.

To date Barclays has upheld on average 39% of claims received, excluding payment of gestures of goodwill and reflecting a high proportion of claims for which no PPI policy exists. The average redress per valid claim to date is £2,750, comprising, where applicable, the refund of premium, compound interest charged and interest of 8%.

The current provision is calculated based on a number of key assumptions which continue to involve significant management judgement:

¡	Customer initiated claim volumes – claims received not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to continue to decline over time;

¡	Proactive response rate – volume of claims in response to proactive mailing;

¡	Uphold rate – the percentage of claims that are upheld as being valid upon review; and

¡	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

The provision also includes an estimate of the Group’s claims handling costs and those costs associated with claims that are subsequently referred to the Financial Ombudsman Service.

Note

a  Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.

240 I

27 Provisions continued

These assumptions remain subjective, in particular the uncertainty associated with future claims levels. Therefore, it is possible that the eventual outcome may materially differ from current estimates, resulting in an increase or decrease to the required provision. The following table details, by key assumption, actual data through to 31 December 2012, forecast assumptions used in the provision calculation and sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low:

Assumption	Cumulative actual to 31.12.12	Future Expected	Sensitivity Analysis increase/decrease in provision
Customer initiated claims[a]	1,100k	450k	50k = £44m
Proactive mailing	100k	650k
Response rate to proactive mailing	27%	29%	1% = £9m
Average uphold rate per claim[b]	39%	53%	1% = £11m
Average redress per valid claim[b]	£2,750	£2,000	£100 = £41m

Interest Rate Hedging Product Redress

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks, including Barclays, in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises. During the second half of 2012, Barclays completed a pilot review of a sample of individual cases. On 31 January 2013, the FSA issued a report on the findings of the pilot, along with those conducted by a number of other banks. The report included a number of changes and clarifications to the requirements under which the main review and redress exercise should be conducted. Barclays has agreed to conduct the exercise in line with the approach set out in this report and will commence shortly. Our current analysis suggests that there are approximately 4,000 private or retail classified customers to which interest rate hedging products were sold within the relevant timeframe, of which approximately 3,000 are likely to be categorised as non-sophisticated under the terms of the agreement.

As at 30 June 2012, a provision of £450m was recognised, reflecting management’s initial estimate of future redress to customers categorised as non-sophisticated and related costs. As at 31 December 2012, an additional provision of £400m has been recognised, reflecting the results of the pilot review, an updated estimate of administrative costs and the greater clarity afforded by the implementation requirements agreed with the FSA. The provision recognised in the balance sheet as at 31 December 2012 is £814m, after utilisation of £36m during 2012, primarily related to administrative costs.

The pilot exercise provides the best currently available information upon which to base an estimate. However, the ultimate cost of the exercise will depend on the extent and nature of redress payable across the impacted population. This will be impacted by a number of factors, including:

¡	The number of customers for which Barclays is deemed not to have complied with relevant regulatory requirements at the time of sale;

¡	The nature of any redress offered by Barclays, in particular whether existing products are terminated or replaced with alternative products; and

¡	The level of reasonably foreseeable consequential loss payable.

The appropriate provision level will be kept under ongoing review as the main redress and review exercise progresses.

28 Contingent liabilities and commitments

Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2012 £m	2011 £m
Securities lending arrangements	–	35,996
Guarantees and letters of credit pledged as collateral security	15,855	14,181
Performance guarantees, acceptances and endorsements	6,406	8,706
Contingent liabilities	22,261	58,883
Documentary credits and other short term trade related transactions	1,027	1,358
Standby facilities, credit lines and other commitments	247,816	240,282

Notes

a  Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.

b  Claims include both customer initiated and proactive mailings.

I 241

Notes to the financial statements

For the year ended 31 December 2012 continued

28 Contingent liabilities and commitments continued

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2% –10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements until 30 November 2012.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. In April 2012, the FSCS agreed revised terms on the loan facilities including a 70bps increase in the interest rate payable to 12 month LIBOR plus 100 bps. This rate will be subject to a floor equal to the HM Treasury’s own cost of borrowing. The facilities are expected to be repaid wholly from recoveries from the failed deposit takers, except for an estimated shortfall of £0.8bn. The FSCS has announced it intends to recover this shortfall by levying the industry in instalments across 2013, 2014 and 2015, in addition to the ongoing interest charges on the outstanding loans. Barclays has included an accrual of £156m in other liabilities as at 31 December 2012 (2011: £58m) in respect of the Barclays portion of the total levies raised by the FSCS.

US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs) and sales of approximately $3bn of loans to others. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and sponsored private-label securitisations, Barclays provided certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, the property, mortgage documentation and/or compliance with law. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. Barclays was the sole provider of R&Ws with respect to approximately $5bn of Barclays sponsored securitisations, approximately $0.2bn of sales of loans to GSEs and approximately $3bn of loans sold to others. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no expiration provisions applicable to the R&Ws made by Barclays. Barclays R&Ws with respect to loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs and in respect of the approximately $5bn of Barclays sponsored securitisations discussed above. R&Ws on the remaining approximately $34bn of Barclays sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with Barclays, as depositor to the securitisation trusts, providing more limited R&Ws. Total unresolved repurchase requests associated with all R&Ws made by Barclays on loans sold to GSEs and others and private-label activities were $0.4bn at 31 December 2012. Barclays currently has no provisions with respect to such repurchase requests, given Barclays analysis of such requests and Barclays belief as to applicable defences with respect thereto. Based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional requests for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to Barclays US Mortgage activities.

Further details on contingent liabilities relating to Legal Proceedings and Competition and Regulatory Matters are held in Note 29 and 30 respectively.

29 Legal Proceedings

Lehman Brothers

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the Court Order approving such sale (the Sale). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and Order approving the Sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court Order approving the Sale (together with the Trustee’s competing claims to those assets, the Contract Claims). Approximately $4.5bn (£2.8bn) of the assets acquired as part of the acquisition had not been received by 31 December 2012, approximately $3.0bn (£1.9bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31 December 2012. This results in an effective provision of $1.5bn (£0.9bn) against the uncertainty inherent in the litigation and issues relating to the recovery of certain assets held by institutions outside the United States.

242 I

29 Legal Proceedings continued

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of BCI. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. Barclays and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (the District Court). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to Barclays and affirmed the Bankruptcy Court’s other rulings on the Contract Claims. On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed Judgment implementing the rulings in the Opinion. Barclays and the Trustee have each appealed the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

Under the Judgment of the District Court, Barclays is entitled to receive:

¡	$1.1bn (£0.7bn) from the Trustee in respect of ‘clearance box’ assets;

¡

property held at various institutions to secure obligations under the exchange-traded derivatives transferred to Barclays in the Sale (the ETD Margin), subject to the proviso that Barclays will be entitled to receive $507m (£0.3bn) of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims; and

¡

$769m (£0.5bn) from the Trustee in respect of LBI’s 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims.

A portion of the ETD Margin which has not yet been recovered by Barclays or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings). Barclays cannot reliably estimate at this time how much of the ETD Margin held or owed by such institutions Barclays is ultimately likely to receive. Further, Barclays cannot reliably estimate at this time if and to the extent the Trustee will have assets remaining available to it to pay Barclays the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets after satisfying all of LBI’s customer claims. In this regard, the Trustee announced in October 2012 that if his proposed settlement agreements with LBHI and with the Administrator for the liquidation of Lehman Brothers Inc. (Europe) are approved by the relevant courts, then the Trustee should be in position to satisfy all customer claims and make meaningful distributions to creditors (without having to use any of the assets that Barclays claims). If the District Court’s rulings were to be unaffected by future proceedings, conservatively assuming no recovery by Barclays of any of the ETD Margin not yet recovered by Barclays or the Trustee that is held or owed by institutions outside the United States and no recovery by Barclays of the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets, Barclays estimates its loss would be approximately $0.9bn (£0.5bn). Under the same scenario, but assuming the Trustee’s proposed settlement agreements with LBHI and the Administrator for the liquidation of Lehman Brothers Inc. (Europe) are implemented, and result in the receipt by Barclays of the $507m ETD Margin and $769m in respect of the 15c3-3 reserve account assets, Barclays estimates its profit would be approximately $0.4bn (£0.2bn) plus the value of any recovery of the ETD Margin held or owed by institutions outside of the United States. In this context, Barclays is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a) (2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an Order and, on 7 January 2011, Judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit. Oral argument was held on 18 October 2012.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which BCI was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates), Stichting Pensioenfonds ABP, Royal Park Investments SA/NV, Bayerische Landesbank, John Hancock Life Insurance Company (and affiliates), Prudential Life Insurance Company of America (and affiliates) and the National Credit Union Administration relating to purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

I 243

Notes to the financial statements

For the year ended 31 December 2012 continued

29 Legal Proceedings continued

The original amount of RMBS related to the claims against Barclays in the FHFA cases and the other civil actions against Barclays Bank PLC and/or certain of its affiliates totalled approximately $8.5bn, of which approximately $2.7bn was outstanding as at 31 December 2012. Cumulative losses reported on these RMBS as at 31 December 2012 were approximately $0.4bn. If Barclays were to lose these cases Barclays believes it could incur a loss of up to the outstanding amount of the RMBS at the time of Judgment (taking into account further principal payments after 31 December 2012), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 31 December 2012 to be approximately $1.6bn. Barclays may be entitled to indemnification for a portion of any losses. These figures do not include two related class actions brought on behalf of a putative class of investors in RMBS issued by Countrywide and underwritten by BCI and other underwriters, in which Barclays is indemnified by Countrywide.

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court (the Court) seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire’s commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533m together with accrued interest thereon. Barclays is appealing the Court’s decision. If the Court’s decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately C$500m, less any impairment provisions taken by Barclays for this matter.

LIBOR Civil Actions

Barclays and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011. The complaints are substantially similar and allege, amongst other things, that Barclays and the other banks individually and collectively violated various provisions of the Sherman Act, the Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by suppressing or otherwise manipulating US Dollar LIBOR rates. The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts. The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in US Dollar LIBOR-linked over-the-counter transactions; (ii) purchased US Dollar LIBOR-linked financial instruments on an exchange; (iii) purchased US Dollar LIBOR-linked debt securities; (iv) purchased adjustable-rate mortgages linked to US Dollar LIBOR; or (v) issued loans linked to US Dollar LIBOR.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York (SDNY) against Barclays and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen TIBOR panel, of which Barclays is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010.

A further class action was commenced on 6 July 2012 in the SDNY against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments. The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. On 23 August 2012, the plaintiffs voluntarily dismissed the complaint.

On 21 February 2013, a class action was commenced in the United States District Court for the Northern District of Illinois against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold a NYSE LIFFE EURIBOR futures contract. The complaint alleges manipulation of the EURIBOR rate and violations of the Sherman Act beginning as early as 1 June 2005 and continuing through 30 June 2010.

In addition, Barclays has been granted conditional leniency from the Antitrust Division of the DOJ in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Barclays has also been named as a defendant along with four current and former Barclays officers and directors in a proposed securities class action pending in the SDNY in connection with Barclays role as a contributor panel bank to LIBOR. The complaint principally alleges that Barclays Annual Reports for the years 2006-2011 contained misstatements and omissions concerning (amongst other things) Barclays compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that Barclays daily US Dollar LIBOR submissions themselves constituted false statements in violation of US securities law. The complaint is brought on behalf of a proposed class consisting of all persons or entities (other than the defendants) that purchased Barclays sponsored American Depositary Receipts on an American securities exchange between 10 July 2007 and 27 June 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act 1934.

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect if any that they might have upon operating results, cash flows or Barclays financial position in any particular period.

See also Note 30.

244 I

29 Legal Proceedings continued

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

30 Competition and regulatory matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays and the impact on Barclays of any other competition and regulatory matters in which Barclays is or may in the future become involved cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change

There is continuing political and regulatory scrutiny of the banking industry which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry.

On 4 February 2013, the UK Government introduced the Financial Services (Banking Reform) Bill (the Bill) to the House of Commons. The Bill would give the UK authorities the powers to implement the key recommendations of the Independent Commission on Banking by requiring, amongst other things: (i) the separation of the UK and EEA retail banking activities of UK banks in a legally distinct, operationally separate and economically independent entity (so called ‘ring fencing’) and (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than the Basel 3 guidelines. The Bill would also give depositors protected under the Financial Services Compensation Scheme preference if a bank enters insolvency. At the same time, the Government announced that it will be bringing forward amendments to the Bill to establish a reserve power allowing the regulator, with approval from the Government, to enforce full separation under certain circumstances. The Government is expected to publish draft secondary legislation by late summer this year. The UK Government intends that primary and secondary legislation will be in place by the end of this Parliament (May 2015) and that UK banks will be required to be compliant by 1 January 2019.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform, including potential reform of the regulatory regime for foreign banks operating in the US which may, amongst other things, require the US subsidiaries of foreign banks to be held under a US intermediate holding company subject to a comprehensive set of prudential and supervisory requirements in the US. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. The timing of these cases is uncertain and it is not possible to provide an estimate of the potential financial impact of this matter on Barclays.

London Interbank Offered Rate

The UK Financial Services Authority (the FSA), the US Commodity Futures Trading Commission (the CFTC), the US Securities and Exchange Commission, the US Department of Justice Fraud Section (the DOJ-FS) and Antitrust Division, the European Commission, the UK Serious Fraud Office and various US state attorneys general are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ-FS in relation to their Investigations and Barclays had agreed to pay total penalties of £290m (Pounds Sterling equivalent), which have been reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (NPA) with the DOJ-FS and a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FSA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed. Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

I 245

Notes to the financial statements

For the year ended 31 December 2012 continued

30 Competition and regulatory matters continued

In addition to a $200m civil monetary penalty, the CFTC Order requires Barclays to cease and desist from further violations of specified provisions of the Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires Barclays to:

¡	Make its submissions based on certain specified factors, with Barclays transactions being given the greatest weight, subject to certain specified adjustments and considerations;

¡	Implement firewalls to prevent improper communications including between traders and submitters;

¡	Prepare and retain certain documents concerning submissions and retain relevant communications;

¡	Implement auditing, monitoring and training measures concerning its submissions and related processes;

¡	Make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;

¡	Use best efforts to encourage the development of rigorous standards for benchmark interest rates; and

¡	Continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates.

As part of the NPA, Barclays agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute Barclays for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to Barclays submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon Barclays satisfaction of specified obligations under the NPA. In particular, under the NPA, Barclays agreed for a period of two years from 26 June 2012, amongst other things, to:

¡	Commit no United States crime whatsoever;

¡

Truthfully and completely disclose non-privileged information with respect to the activities of Barclays, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

¡	Bring to the DOJ’s attention all potentially criminal conduct by Barclays or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

¡

Bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the United States by or against Barclays or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

Barclays also agreed to cooperate with the DOJ and other government authorities in the United States in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. Barclays also continues to cooperate with the other ongoing investigations.

It is not practicable to provide an estimate of the financial impact of these matters or what effect, if any, that the matters might have upon operating results, cash flows or Barclays financial position in any particular period.

For a discussion of litigation arising in connection with the Investigations see note 29.

Interest Rate Hedging Products

See Note 27.

FERC Investigation

The United States Federal Energy Regulatory Commission (the FERC) Office of Enforcement investigated Barclays power trading in the western US with respect to the period from late 2006 through 2008. On 31 October 2012, the FERC issued a public Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC in relation to this matter. In the Order and Notice the FERC asserts that Barclays Bank PLC violated the FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008. The FERC is proposing that Barclays Bank PLC pay a $435m civil penalty and disgorge an additional $34.9m of profits plus interest. Barclays intends to defend this matter vigorously.

Other Regulatory Investigations

The FSA and the Serious Fraud Office are both investigating certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays capital raisings in June and November 2008. The FSA investigation involves four current and former senior employees including Chris Lucas, Group Finance Director, as well as Barclays. The FSA enforcement investigation began in July 2012 and the Serious Fraud Office commenced its investigation in August 2012.

In October 2012 Barclays was informed by the US Department of Justice and the US Securities and Exchange Commission that they had commenced an investigation into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act.

Barclays is co-operating with all the authorities fully. It is not possible to estimate the financial impact upon Barclays should any adverse findings be made.

246 I

  Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements see pages 126-135.

31 Subordinated liabilities

Accounting for subordinated debt Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

	2012 £m	2011 £m
Undated subordinated liabilities	6,740	6,741
Dated subordinated liabilities	17,278	18,129
Total subordinated liabilities	24,018	24,870

None of the Group’s loan capital is secured. Regulatory capital differs from the amounts recorded in the balance sheet due to FSA requirements relating to: capital eligibility criteria; amortisation of principal in the final five years to maturity; and the exclusion of the impact of fair value hedging.

Undated subordinated liabilities
		Subordinated liability per balance sheet		Regulatory capital
	Initial call date	2012 £m	2011 £m	2012 £m	2011 £m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	116	103	89	90
6.86% Callable Perpetual Core Tier One Notes ($681m)	2032	720	753	420	440
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments
($533m)	2016	393	414	327	343
7.434% Step-up Callable Perpetual Reserve Capital Instruments
($347m)	2017	261	273	213	217
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	117	122	95	95
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,298	3,210	2,150	2,155
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	113	120	81	85
Total Tier 1 capital instruments included in subordinated liabilities		5,018	4,995	3,375	3,425
Undated Notes
6.875% Undated Subordinated Notes	2015	152	158	135	135
6.375% Undated Subordinated Notes	2017	153	157	133	133
7.7% Undated Subordinated Notes ($99m)	2018	72	75	62	64
8.25% Undated Subordinated Notes	2018	165	166	140	140
7.125% Undated Subordinated Notes	2020	215	214	158	158
6.125% Undated Subordinated Notes	2027	233	233	196	196
Junior Undated Floating Rate Notes ($121m)	Any interest payment date	75	78	133	139
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	146	146	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich PLC)	2021	99	99	75	75
9% Permanent Interest Bearing Capital Bonds	At any time	47	46	40	40
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan
(Yen 8,000m)	2028	47	53	57	66
5% Reverse Dual Currency Undated Subordinated Loan
(Yen 12,000m)	2028	72	82	86	100
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	246	239	265	264
Total undated subordinated liabilities		6,740	6,741	5,000	5,080

I 247

Notes to the financial statements

For the year ended 31 December 2012 continued

31 Subordinated liabilities continued

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

The Issuer and the Bank may elect to defer any payment of interest on the 6.140% Perpetual Notes. However, any deferred interest will automatically become immediately due and payable on the earlier of: (i) the date on which any dividend or other distribution or interest or other payment is made in respect of any pari passu or any junior obligations or on which any pari passu or any junior obligations are purchased, (ii) the date of redemption or purchase of the 6.140% Perpetual Notes, or (iii) certain other events including bankruptcy, liquidation or winding up of the Issuer or the Bank.

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

Repayment

All undated loan capital is repayable, at the option of the Bank generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require prior notification to the FSA.

Other

All issues of undated loan capital have been made in the Euro currency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

All issues of undated subordinated liabilities are non-convertible.

248 I

31 Subordinated liabilities continued

Dated subordinated liabilities
			Subordinated liabilities per balance sheet		Regulatory capital
	Initial call date	Maturity date	2012 £m	2011 £m	2012 £m	2011 £m
Barclays Bank PLC issued
Callable Floating Rate Subordinated Notes ($500m)	2012	2017	–	324	–	324
10.125% Subordinated Notes (ex-Woolwich plc)	2012	2017	–	102	–	100
Floating Rate Subordinated Step-up Callable Notes ($1,500m)	2012	2017	–	972	–	971
Floating Rate Subordinated Step-up Callable Notes (€1,500m)	2012	2017	–	1,259	–	1,257
5.015% Subordinated Notes ($150m)		2013	96	103	19	39
4.875% Subordinated Notes (€750m)		2013	636	659	122	251
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	861	900	815	838
4.38% Fixed Rate Subordinated Notes ($75m)		2015	52	55	27	39
4.75% Fixed Rate Subordinated Notes ($150m)		2015	103	110	56	78
5.14% Lower Tier 2 Notes ($1,250m)	2015	2020	885	900	773	810
6.05% Fixed Rate Subordinated Notes ($2,250m)		2017	1,635	1,723	1,391	1,457
Floating Rate Subordinated Notes (€40m)		2018	33	34	33	34
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,519	1,556	1,427	1,466
CMS-Linked Subordinated Notes (€100m)		2018	85	88	82	84
CMS-Linked Subordinated Notes (€135m)		2018	114	117	110	113
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	608	621	500	500
Floating Rate Subordinated Notes (€50m)		2019	40	41	41	42
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,333	1,333	1,223	1,257
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	338	344	200	200
Subordinated Floating Rate Notes (€100m)		2021	80	83	82	84
10% Fixed Rate Subordinated Notes		2021	2,446	2,389	1,962	1,961
10.179% Fixed Rate Subordinated Notes ($1,521m)		2021	1,133	1,174	940	985
Subordinated Floating Rate Notes (€50m)		2022	41	42	41	42
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	954	954	815	838
7.625% Contingent Capital Notes ($3,000m)		2022	1,848	–	1,855	–
Subordinated Floating Rate Notes (€50m)		2023	41	42	41	42
5.75% Fixed Rate Subordinated Notes		2026	810	781	600	600
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	90	104	108	126
6.33% Subordinated Notes		2032	62	62	50	50
Subordinated Floating Rate Notes (€100m)		2040	82	84	82	84
Absa Bank Limited issued
8.75% Subordinated Callable Notes (ZAR 1,500m)	2012	2017	–	124	–	120
6.25% CPI-linked Subordinated Callable Notes (ZAR 1,886m)	2013	2018	169	181	–	71
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	136	148	129	138
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,758m)	2014	2019	275	286	–	–
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	156	167	149	159
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	44	49	–	–
Subordinated Callable Notes (ZAR 400m)	2017	2022	29	32	–	–
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	132	–	132	–
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	147	–	147	–
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	87	–	87	–
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	129	135	–	–
Other capital issued by Barclays Botswana, Kenya and Zambia		2011–2016	49	51	27	29
Total dated subordinated liabilities			17,278	18,129	14,066	15,189

I 249

Notes to the financial statements

For the year ended 31 December 2012 continued

31 Subordinated liabilities continued

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

All other Non-Convertible Notes are generally fixed interest for the life of the issue, but some are reset to a floating rate after a fixed period, with varying interest rate terms.

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2012 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior notification to the FSA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Kenya, Botswana and Zambia includes amounts of £15m (2011: £26m) issued by Barclays Botswana that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration should the Core Tier 1 or Common Equity Tier 1 capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the terms.

The 5.14% Lower Tier 2 Notes and the 7.625% Contingent Capital Notes were registered under the US Securities Act of 1933. All other issues of dated loan capital have been made in the Euro currency market, local markets and/or under Rule 144A.

32 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares m	Ordinary shares £m	Share premium £m	Total £m
As at 1 January 2012	12,199	3,050	9,330	12,380
Issued to staff under share incentive plans	44	11	86	97
As at 31 December 2012	12,243	3,061	9,416	12,477

As at 1 January 2011	12,182	3,045	9,294	12,339
Issued to staff under share incentive plans	17	5	36	41
As at 31 December 2011	12,199	3,050	9,330	12,380

Warrants

On 31 October 2008, Barclays PLC issued warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments. No warrants were exercised during either 2012 or 2011. As at 31 December 2012, there were unexercised warrants to subscribe for 379.2 million shares (2011: 379.2 million), which were exercised on 13 February 2013. Refer to Note 46 Events after the balance sheet date for further details.

Share repurchase

At the 2012 AGM on 27 April 2012, Barclays PLC was authorised to repurchase 1,220,174,570 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2013 or the close of business on 30 June 2013, whichever is the earlier. No share repurchases were made during either 2012 or 2011.

250 I

33 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation movements in 2012 of £1,578m (2011: £1,607m), including £259m (2011: £598m) associated with non-controlling interests, are largely due to the depreciation of the US Dollar and Rand against Sterling.

The impact of the currency translation reserve recognised in the income statement during the year was £24m (2011: nil).

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve increased by £546m (2011: £1,374m), largely driven by £1,193m gains from changes in fair value (excluding non-controlling interests), £474m losses transferred to the income statement due to fair value hedging, offset by £703m gains transferred to the income statement, including the disposal of BlackRock, Inc. and a £352m decrease due to the impact of current and deferred tax movements.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

The increase in the cash flow hedging reserve of £662m (2011: £1,263m increase) principally reflected £1,535m increases in the fair value of interest rate swaps held for hedging purposes partially offset by £695m gains transferred to net profit.

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

The treasury shares primarily relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 36.

During the period £979m (2011: £165m) net purchases of treasury shares were made principally reflecting the increase in shares held for the purposes of employee share schemes, and £946m (2011: £499m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

I 251

Notes to the financial statements

For the year ended 31 December 2012 continued

34 Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	2012 £m	2011 £m	2012 £m	2011 £m
Barclays Bank PLC issued:
– Preference shares	462	465	5,927	5,929
– Reserve Capital Instruments (RCIs)	–	46	–	–
– Upper Tier 2 instruments	4	3	591	586
Absa Group Limited	304	401	2,737	2,861
Other non–controlling interests	35	29	116	231
Total	805	944	9,371	9,607

The decrease in Absa Group Limited equity attributable to non-controlling interest to £2,737m (2011: £2,861m) is principally due to £247m depreciation of African currencies against Sterling and £194m of dividends paid, offset by retained profits of £304m.

During 2011 the RCIs, with a nominal value of $2bn, generated £46m of coupons before being redeemed.

Details of the Preference shares and Upper Tier 2 instruments are shown below:

	2012 £m	2011 £m
Preference shares:
6.00% non cumulative callable preference shares	746	746
6.278% non cumulative callable preference shares	550	550
4.875% non cumulative callable preference shares	689	689
4.75% non cumulative callable preference shares	1,010	1,011
6.625% non cumulative callable preference shares	407	407
7.1% non cumulative callable preference shares	660	660
7.75% non cumulative callable preference shares	552	553
8.125% non cumulative callable preference shares	1,313	1,313
Total Barclays Bank PLC preference shares	5,927	5,929
Absa Group preference shares	338	371
Total preference shares	6,265	6,300

Upper Tier 2 instruments:
Undated Floating Rate Primary Capital Notes Series 1	276	274
Undated Floating Rate Primary Capital Notes Series 2	315	312
Total Upper Tier 2 instruments	591	586

252 I

Employee benefits The notes included in this section focus on the costs and commitments associated with employing our staff.

35 Staff costs

Accounting for staff cost

The Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short term employee benefits – salaries, and accrued performance costs, social security and the Bank Payroll Tax are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. The table on page 47 details the relevant award dates, payment dates and the period in which the income statement charge arises for bonuses. No expense has been recognised in 2012 for the deferred bonuses granted in March 2013, as they are dependent upon future performance rather than performance during 2012.

The accounting policies for share based payments and pensions and other post-retirement benefits are under Note 36 and Note 37 respectively.

	2012 £m	2011 £m	2010 £m
Performance costs	2,425	2,527	3,350
Salaries	5,981	6,277	6,151
Other share based payments	105	167	168
Social security costs	685	716	719
Post-retirement benefits	590	727	528
Total compensation costs	9,786	10,414	10,916

Bank payroll tax	34	76	96
Other	627	917	904
Non compensation costs	661	993	1,000
Staff costs	10,447	11,407	11,916

2012

Total staff costs reduced 8% to £10,447m, principally reflecting a 5% reduction in salaries, a 19% reduction in post-retirement benefits and reductions in performance costs. Salaries reduced by 5% to £5,981m reflecting a moderately declining average headcount. The post-retirement benefits charge decreased 19% to £590m, primarily reflecting scheme closures and benefit changes in the US and Spain, and lower interest cost for the UK Retirement Fund. The post-retirement benefits charge includes £311m (2011: £318m; 2010: £297m) in respect of defined contribution schemes and £279m (2011: £409m; 2010: £231m) in respect of defined benefit schemes.

Performance costs reduced 4% to £2,425m, reflecting a 22% reduction in charges for current year cash and share bonuses and sales commissions, commitments and other incentives of £1,202m, partially offset by a 23% increase in the charge for deferred bonuses from prior years to £1,223m.

The Group incentive awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 16% to £2.2bn. Investment Bank incentive awards were down 20% to £1.4bn.

I 253

Notes to the financial statements

For the year ended 31 December 2012 continued

35 Staff costs continued

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010. The total bank payroll tax paid was £437m, of which £397m was recognised between 2009 and 2011. For 2012, a charge of £34m has been recognised in relation to prior year deferrals, with the remaining £6m to be recognised in 2013.

The average total number of persons employed by the Group including both continuing and discontinued operations was 143,700 (2011: 149,700).

2011

Staff costs decreased 4% to £11,407m, largely due to a 25% reduction in performance costs partially offset by the non-recurrence of a £304m credit in 2010 relating to post-retirement benefits. Charges relating to prior year deferrals were £1bn. The Group incentive awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 26% to £2.6bn. Investment Bank incentive awards were down 35% to £1.7bn.

Salaries increased 2% to £6,277m against a moderately declining average headcount. During 2011, staff numbers decreased 4% primarily due to restructuring activities across the businesses.

36 Share based payments

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

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions, such as continuing to make payments into a share based savings scheme.

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2012 £m	2011 £m	2010 £m
Share Value Plan	610	634	361
Executive Share Award Scheme	115	101	304
Others	58	137	172
Total equity settled	783	872	837
Cash settled	35	34	23
Total share based payments	818	906	860

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. From 2010, the portion of a business unit LTIP award that was previously granted under ESAS is normally granted under SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

254 I

36 Share based payments continued

Executive Share Award Scheme (ESAS)

ESAS awards were granted to participants in the form of a provisional allocation of Barclays PLC shares. The total value of the ESAS award made to the employee was dependent upon the business unit, Group and individual employee performance. The ESAS award must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and are considered for release upon achieving continued service for three and five years from the date of award. ESAS awards were also made to eligible employees for recruitment purposes under JSAP (Joiners Share Award Plan). All awards are subject to potential forfeiture if the individual resigns and commences work with a competitor business.

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

Share option and award plans

The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

	Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year
	2012 £m	2011 £m	2012 £m	2011 £m
SVP[a,b]	2.41	2.80	2.39	3.08
ESAS[a,c]	1.69	2.84	2.38	2.87
Others[a]	0.63-2.45	0.65-2.77	2.14-2.45	2.18-3.03

SVP and ESAS are nil cost awards and nil cost options respectively on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards/options is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		ESAS[a,c]		Others[a,d]
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2012	2011	2012	2011	2012	2011	2012	2011
Outstanding at beginning of year/acquisition date	392,638	226,842	252,028	383,483	214,363	175,253	1.93	2.80
Granted in the year	345,165	255,592	3,571	11,267	114,305	111,374	1.44	1.52
Exercised/released in the year	(170,672)	(77,315)	(153,425)	(117,126)	(60,150)	(18,164)	1.47	2.03
Less: forfeited in the year	(26,259)	(12,481)	(24,307)	(25,596)	(48,970)	(46,480)	1.76	2.59
Less: expired in the year	–	–	–	–	(18,572)	(7,620)	2.79	3.94
Outstanding at end of year	540,872	392,638	77,867	252,028	200,976	214,363	1.70	1.93
Of which exercisable:	29	–	20,178	25,025	20,302	20,424	3.21	2.78

Certain of the Group’s share option plans enable certain directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares see Note 33 Reserves.

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	Nil cost options and therefore there was no weighted average exercise price.
d	The number of awards within others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 6,317,134). The weighted average exercise price relates to Sharesave.

I 255

Notes to the financial statements

For the year ended 31 December 2012 continued

36 Share based payments continued

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2012		2011
	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]	1	540,872	2	392,638
ESAS[a,c]	–	77,867	2	252,028
Others[a]	0-4	200,976	0-4	214,363

There were no significant modifications to the share based payments arrangements in the years 2012, 2011 and 2010.

As at 31 December 2012, the total liability arising from cash-settled share based payments transactions was £5m (2011: £12m).

Holdings of Barclays PLC Shares

Various employee benefit trusts established by the Group, hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2012 was 6.8 million (2011: 3.9 million). Dividend rights have been waived on all of these shares (2011: nil). The total market value of the shares held in trust based on the year end share price of £2.62 (2011: £1.74) was £17.8m (2011: £6.8m).

Notes

a  Options/award granted over Barclays PLC shares.

b  Nil cost award.

c  Nil cost options.

256 I

37 Pensions and post-retirement benefits

Accounting for pensions and post-retirement benefits

The Group operates a number of pension schemes including defined contribution and defined benefit as well as post-employment benefit schemes.

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

Future accounting development

From 1 January 2013, the Group will adopt IAS 19 revised. Had the Group adopted the revisions in these financial statements the net recognised position would reduce by £3.3bn (2011: £1.7bn) resulting in a liability of £1.3bn (2011: £0.2bn). Profit after tax for the period ended 31 December 2012 would have been lower by £22m (2011: £83m) and other comprehensive income lower by £2.4bn (2011: £1.2bn). Shareholders equity would have been reduced by £2.5bn (2011: £1.3bn) and additional deferred tax assets of £0.8bn (2011: £0.5bn) would have been recognised.

Pension schemes

From 1 October 2012 a new UK pension scheme, the Barclays Pension Savings Plan (BPSP) was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme providing benefits for all new UK employees, and all existing Investment Bank employees, along with all UK employees who were not members of a pension scheme as at 1 October 2012.

The UK Retirement Fund (UKRF) is the Group’s main defined benefit scheme, representing approximately 93% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants as at 1 October 2012, and comprises ten sections, the most significant of which are:

¡

Afterwork: comprising of a voluntary defined contribution element and a contributory cash balance defined benefit. The cash balance element is revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (maximum 5%). An investment-related increase of up to 2% a year may also be added at Barclays discretion. Between 1 October 2003 and 1 October 2012 the majority of new UK employees outside of the Investment Bank were eligible to join this section;

¡

The Pension Investment Plan (PIP): a defined contribution section providing benefits for Investment Bank employees from 1 July 2001 to 1 October 2012. This section was closed as at 1 October 2012 for existing and new Investment Bank employees. All PIP members now accrue benefits in the BPSP mentioned above; and

¡

The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010 members became eligible to accrue future service benefits in either Afterwork or PIP.

The costs of ill-health retirements and death in service benefits are borne by the UKRF for Afterwork members, and through insured policies for BPSP members.

I 257

Notes to the financial statements

For the year ended 31 December 2012 continued

37 Pensions and post-retirement benefits continued

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

Similar principles of pension governance apply to the Group’s other pension schemes, although different legislation covers overseas schemes where, in most cases, the Group has the power to determine the funding rate.

Amounts recognised

The following tables include: the amounts recognised in the income statement, an analysis of benefit obligations and an analysis of scheme assets for all Group schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge

	2012 £m	2011 £m	2010 £m
Current service cost	357	348	349
Interest cost	1,081	1,154	1,146
Expected return on scheme assets	(1,152)	(1,176)	(1,122)
Recognised actuarial loss	32	57	75
Past service cost	1	23	(233)
Curtailment or settlements	(40)	3	16
Total	279	409	231

Balance sheet reconciliation
	2012		2011
	Total £m	Of which relates to UKRF	Total £m	Of which relates to UKRF
Benefit obligation at beginning of the year	(22,994)	(21,263)	(21,801)	(20,173)
Current service cost	(357)	(309)	(348)	(300)
Interest cost	(1,081)	(992)	(1,154)	(1,053)
Past service cost	9	–	(23)	–
Actuarial (loss)/gain	(1,930)	(1,768)	(569)	(418)
Benefits paid	779	690	802	684
Exchange and other movements	167	(3)	99	(3)
Benefit obligation at end of the year	(25,407)	(23,645)	(22,994)	(21,263)
Fair value of scheme assets at beginning of the year	22,748	21,540	18,905	17,621
Expected return on scheme assets	1,152	1,082	1,176	1,094
Employer contribution	840	742	2,220	2,128
Actuarial gain/(loss)	236	167	1,419	1,470
Benefits paid	(779)	(690)	(802)	(684)
Exchange and other movements	(101)	4	(170)	(89)
Fair value of scheme assets at the end of the year	24,096	22,845	22,748	21,540
Net (deficit)/asset	(1,311)	(800)	(246)	277
Unrecognised actuarial losses	3,361	3,003	1,728	1,403
Net recognised asset	2,050	2,203	1,482	1,680
Recognised assets	2,303	2,203	1,803	1,680
Recognised liabilities	(253)	–	(321)	–
Net recognised asset	2,050	2,203	1,482	1,680

Included within the benefit obligation was £1,597m (2011: £1,560m) relating to overseas pensions and £165m (2011: £171m) relating to other post-retirement benefits. Of the total benefit obligation of £25,407m (2011: £22,994m), £326m (2011: £334m) was wholly unfunded.

As at 31 December 2012, the UKRF’s IAS 19 scheme assets were in deficit versus obligations by £800m (2011: surplus of £277m). The most significant driver for this change was the fall in real corporate bond yields relative to inflation. This was partially offset by the deficit contribution of £500m paid in April 2012.

258 I

37 Pensions and post-retirement benefits continued

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions, below is a summary of the main financial and demographic assumptions adopted for UKRF.

UKRF financial assumptions
	2012 % p.a.	2011 % p.a.
Discount rate	4.31	4.74
Inflation rate	2.93	3.04
Rate of increase in salaries	3.43	3.54
Rate of increase for pensions in payment	2.88	2.94
Rate of increase for pensions in deferment	2.88	2.94
Afterwork revaluation rate	3.40	3.47
Expected return on scheme assets	n/a	5.00

The UKRF discount rate assumption is based on a liability-weighted rate, derived from an AA corporate bond yield curve. For 2012 the basis for deriving the discount rate assumption was revised. From December 2012, the rate is taken as the average of a liability-weighted rate derived from an AA corporate bond yield curve and the Towers Watson RATE link model. The impact of this change on the UKRF Defined Benefit Obligation was a £1.1bn decrease with no impact on the current year profit. The change will affect future years’ profits and on an IAS 19 Revised basis, the change in estimate will result in a £50m reduced charge to the income statement, compared to if the Group had continued using last year’s AA corporate bond yield curve. It is not possible to estimate the effect on profits after 2013.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2012 of Barclays own post-retirement mortality experience, which was carried out at the time of the latest triennial funding valuation, and taking account of recent evidence from published mortality surveys. An allowance has been made for future improvements in this observed rate of mortality based on the CMI (2010) Core Projection model with a 1% p.a. long term trend. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the last three years:

Assumed life expectancy
	2012	2011	2010
Life expectancy at 60 for current pensioners (years)
– Males	27.8	27.7	27.6
– Females	28.9	28.8	28.7
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.2	29.1	29.7
– Females	30.5	30.4	30.7

Sensitivity analysis on actuarial assumptions

The following table shows a sensitivity analysis of the most material assumptions on the UKRF benefit obligation:

Change in key assumptions
	Impact on UKRF benefit obligation
	(Decrease)/ Increase %	(Decrease)/ Increase £bn
0.5 % increase in discount rate	(9.1)	(2.2)
0.5% increase in assumed price inflation	8.4	2.0
1 year increase to life expectancy at 60	2.5	0.6

I 259

Notes to the financial statements

For the year ended 31 December 2012 continued

37 Pensions and post-retirement benefits continued

Assets

A long term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long term returns and some asset classes may be more volatile than others. The long term investment strategy ensures, amongst other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long term investment strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis.

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return were as follows:

Analysis of scheme assets
		Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Expected rate of return %	Value £m	% of total fair value of scheme assets %	Expected rate of return %
As at 31 December 2012
Equities	6,360	26.4	n/a	5,783	25.3	n/a
Bonds	10,963	45.5	n/a	10,575	46.3	n/a
Property	1,244	5.2	n/a	1,228	5.4	n/a
Derivatives	1,637	6.8	n/a	1,637	7.2	n/a
Cash	3,240	13.4	n/a	3,118	13.6	n/a
Other	652	2.7	n/a	504	2.2	n/a
Fair value of scheme assets	24,096	100	n/a	22,845	100	n/a

As at 31 December 2011
Equities	4,979	21.9	7.8	4,452	20.7	7.7
Bonds	11,246	49.4	3.8	10,872	50.5	3.7
Property	1,389	6.1	6.2	1,356	6.3	6.1
Derivatives	1,296	5.7	–	1,296	6.0	–
Cash	3,253	14.3	0.6	3,167	14.7	0.5
Other	585	2.6	4.4	397	1.8	2.5
Fair value of scheme assets	22,748	100	5.1	21,540	100	5.0

Included within fair value of scheme assets were: £7m (2011: £15m) relating to shares in Barclays Group, £3m (2011: £12m) relating to bonds issued by the Barclays Group, and £1m (2011: £12m) relating to property occupied by Group companies. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by the Barclays Group. The UKRF scheme assets also includes £240m relating to UK private equity investments (2011: £50m) and £1,174m relating to overseas private equity investments (2011: £1,342m). These are disclosed above within Equities.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums. The Group actual return on scheme assets was an increase of £1,385m (2011: £2,595m increase), of which £1,249m (2011: £2,564m) relates to UKRF.

The overall expected return on asset assumption has been based on the portfolio of assets created after allowing for the net impact of the derivatives on the risk and return profile of the holdings. As at 31 December 2012, the expected rate of return is not applicable due to the removal of the expected return on scheme assets under IAS 19 Revised, effective from 1 January 2013.

Approximately a third of the UK Retirement Fund assets are invested in liability driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the fund’s assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

260 I

37 Pensions and post-retirement benefits continued

Actuarial gains and losses

The actuarial gains and losses arising on scheme obligations and scheme assets are as follows:

Total actuarial gains and losses
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Present value of obligations	(25,407)	(22,994)	(21,801)	(20,646)	(15,783)
Fair value of scheme assets	24,096	22,748	18,905	16,700	14,496
Net deficit in the schemes	(1,311)	(246)	(2,896)	(3,946)	(1,287)
Experience gains and (losses) on scheme liabilities
– amount	13	(57)	(216)	62	(177)
– as percentage of scheme liabilities	–	–	(1% )	–	(1% )
Experience gains and (losses) on scheme assets
– amount	236	1,419	1,012	1,416	(4,655)
– as percentage of scheme assets	1%	6%	5%	8%	(32% )

Actuarial gains and losses relating to UKRF
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Present value of obligations	(23,645)	(21,263)	(20,173)	(19,209)	(14,395)
Fair value of scheme assets	22,845	21,540	17,621	15,675	13,537
Net (deficit)/surplus in the schemes	(800)	277	(2,552)	(3,534)	(858)
Experience gains and (losses) on scheme liabilities
– amount	29	(34)	(207)	106	88
– as percentage of scheme liabilities	–	–	(1% )	1%	1%
Experience gains and (losses) on scheme assets
– amount	167	1,470	995	1,424	(4,534)
– as percentage of scheme assets	1%	7%	6%	9%	(33% )

Funding

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. In compliance with the Pensions Act 2004, the Bank and Trustee agreed a scheme-specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit in the Fund.

The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn paid in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.65bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. Including deficit contributions, the Group’s estimated contribution to the UKRF in 2013 will be £175m. Excluding the UKRF, the Group is expected to pay contributions of approximately £133m to UK schemes and £60m to overseas schemes in 2013.

The Scheme Actuary prepares an annual update of the funding position as at 30 September. The latest annual update was carried out as at 30 September 2012 and showed a deficit of £3.6bn.

Contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2012	742
2011	2,128
2010	666

I 261

Notes to the financial statements

For the year ended 31 December 2012 continued

Scope of consolidation

The notes included in this section focus on information on the Group’s investments in subsidiaries, joint ventures and associates. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

38 Investment in subsidiaries

Accounting for investment in subsidiaries

In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment, if any. Cost also includes directly attributable costs of the investment.

Principal subsidiaries for the Group are set out below. This list includes those subsidiaries that are most significant in the context of the Group’s business, results or financial position.

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held (%)
England	Barclays Bank PLC	Banking, holding company	100
England	Barclays Bank Trust Company Limited	Banking, asset management and trust services	100
England	Barclays Capital Securities Limited	Securities dealing	100
Isle of Man	Barclays Private Clients International Limited	Banking	100	*
Japan	Barclays Securities Japan Limited	Securities dealing	100
Kenya	Barclays Bank of Kenya Limited	Banking	68.5	*
South Africa	Absa Bank Limited	Banking	55.6	*
Spain	Barclays Bank S.A.U.	Banking	100	*
USA	Barclays Capital Inc.	Securities dealing	100
USA	Barclays Bank Delaware	US credit card issuer	100

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *. Information on the Group’s subsidiaries, as required by the Companies Act, will be included in the Annual Return to be filed at the UK Companies House.

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

Country of registration or incorporation	Company name	Percentage of ordinary share capital held (%)	Equity shareholders’ funds £m	Retained profit for the year £m
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

262 I

39 Investments in associates and joint ventures

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

The Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post-acquisition profit (or loss). In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

	2012 £m	2011 £m
Investment in associates	258	169
Investment in joint ventures	312	258
Total	570	427

Summarised financial information for the Group’s associates and joint ventures is set out below. The amounts shown are assets, liabilities and net income of the investees, not just the Group’s share, as at and for the year ended 31 December 2012 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	2012		2011
	Associates £m	Joint ventures £m	Associates £m	Joint ventures £m
Total assets	3,580	3,740	4,001	3,447
Total liabilities	2,816	3,205	3,603	2,938
Profit after tax	137	168	45	88

The Group’s share of commitments and contingencies of its associates and joint ventures was comprised of unutilised credit facilities provided to customers of £2,711m (2011: £1,265m). These are included in Note 28.

40 Securitisations

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

In the course of its normal banking activities, the Group makes transfers of financial assets, either legally (where legal rights to the cash flows from the asset are passed to the counterparty) or beneficial (where the Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty). Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets (or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment) and substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. When an asset is transferred, in some circumstances, the Group may retain an interest in it (continuing involvement) requiring the Group to repurchase it in certain circumstances for other than its fair value on that date.

I 263

Notes to the financial statements

For the year ended 31 December 2012 continued

40 Securitisations continued

A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Transfers of financial assets that do not result in derecognition

Securitisations

The Group was party to securitisation transactions involving its residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third-party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction. Partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets can also occur or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2012				2011
	Assets		Liabilities		Assets	Liabilities
	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m
Loans and advances to customers
Residential mortgage loans	5,545	5,129	(5,066)	(4,600)	7,946	(8,085)
Credit cards, unsecured and other retail lending	6,944	7,015	(5,519)	(5,542)	4,059	(3,477)
Corporate loans	944	798	(809)	(679)	1,391	(1,428)
Total	13,433	12,942	(11,394)	(10,821)	13,396	(12,990)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	12	n/a	–	n/a	1	–

Balances included within loans and advance to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The carrying amount of the loans before transfer was £16m (2011: £2,299m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

For transfers of assets in relation to repurchase agreements, see Notes 22 and 42.

264 I

40 Securitisations continued

Continuing involvement in financial assets that have been derecognised

In some cases, the Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Group’s involvement with CLOs, CDOs, RMBS and CMBS. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement as at			Gain/(loss) from
	31 December 2012			continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2012 £m	Cumulative to 31 December 2012 £m
CLO and other assets	2,546	2,495	2,556	126	(839)
ABS CDO Super Senior	1,387	922	1,387	(230)	(1,708)
US sub-prime and Alt-A	781	781	781	8	(1,336)
Commercial mortgage backed securities	239	239	239	1	(41)
Total	4,953	4,437	4,963	(95)	(3,924)

Assets which represent the Group’s continuing involvement in derecognised assets are recorded in the following line items:

Type of transfer	Loans and advances £m	Trading portfolio assets £m	Derivatives £m	Available for sale investments £m	Total £m
CLO and other assets	1,624	899	7	16	2,546
ABS CDO Super Senior	1,387	–	–	–	1,387
US sub-prime and Alt-A	703	78	–	–	781
Commercial mortgage backed securities	–	239	–	–	239
Total	3,714	1,216	7	16	4,953

41 Off-balance sheet arrangements

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

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 28.

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 28.

Leasing

The Group leases various offices, branches, other premises and equipment under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. Information on leasing can be found in Note 25.

Special Purpose Entities (SPEs)

SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. The Group’s transactions with SPEs take a number of forms, including:

¡	the provision of financing to fund asset purchases, or commitments to provide finance for future purchases;

¡	derivative transactions to provide investors in the SPE with a specified exposure;

¡	the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and

¡	direct investment in the notes issued by SPEs.

I 265

Notes to the financial statements

For the year ended 31 December 2012 continued

41 Off-balance sheet arrangements continued

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

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 40.

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

To the extent that there are guarantees and commitments in relation to SPEs the details are included in Note 28.

Collateralised debt obligations (CDOs)

The Group has structured and underwritten CDOs. At inception, the Group’s exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances on the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2012 has been assessed and is included in the determination of an impairment charge of £232m (2011: £6m) in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31 December 2012.

The Group’s exposure to ABS CDO Super Senior positions before hedging was £1,387m as at 31 December 2012 (2011: £1,842m), equivalent to an aggregate 60.30% (2011: 51.68%) decline in value on average for all investors. This represents the Group’s exposure to High Grade CDOs, stated net of write downs and charges. These facilities are fully drawn and included within loans and advances on the balance sheet.

Collateral

The collateral underlying unconsolidated CDOs comprised 78% (2011: 78%) residential mortgage backed securities, 2% (2011: 2%) non-residential asset backed securities and 20% (2011: 20%) in other categories (a proportion of which will be backed by residential mortgage collateral). The remaining Weighted Average Life (WAL) of all collateral is 6.16 years (2011: 7.41 years). The combined Net Asset Value (NAV) for all of the collateral underlying the CDOs was £1bn (2011: £1bn).

266 I

41 Off-balance sheet arrangements continued

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities is on average 85% (2011: 82%) of the capital structure. The initial WAL of the notes in issue averaged 6.7 years (2011: 6.7 years). The full contractual maturity is 38.2 years (2011: 38.2 years).

Interests in third party CDOs

The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group’s balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Structured investment vehicles (SIVs)

The Group does not structure or manage SIVs. Group exposure to third party SIVs comprised: £nil (2011: £nil) of senior liquidity facilities and derivative exposures included on the balance sheet at their net fair value of £nil (2011: £6m).

SIV-Lites

The Group does not have any exposure to SIV-Lite transactions nor is it involved in the ongoing management thereof.

Commercial paper and medium term note conduits

The Group provided £7bn (2011: £14bn) in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet. These consolidated entities in turn provide facilities of £661m (2011: £717m) to third party conduits containing prime UK buy-to-let Residential Mortgage Backed Securities (RMBS) assets. As at 31 December 2012, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by one third party conduit. This facility totalled £247m (2011: £259m), with underlying collateral comprising 100% auto loans. There were no drawings on this facility as at 31 December 2012.

The Group provided backstop facilities to five third party SPEs that fund themselves with medium term notes. These notes are sold to investors as a series of 12-month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £0.5bn (2011: £0.9bn) to SPEs holding prime UK and Australian owner-occupied RMBS assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

42 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2012 £m	2011 £m
Trading portfolio assets	85,026	86,677
Loans and advances	72,918	40,613
Other	20,789	19,976
Assets pledged	178,733	147,266

Barclays has an additional £15bn (2011: £16bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2012 £m	2011 £m
Fair value of securities accepted as collateral	360,061	391,287
Of which fair value of securities re-pledged/transferred to others	307,950	341,060

The full disclosure as per IFRS7 has been included in collateral and other credit enhancements (page 80).

I 267

Notes to the financial statements

For the year ended 31 December 2012 continued

Other disclosure matters

The notes included in this section focuses on related party transactions, auditors’ remuneration and directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures, entities under common directorships and Key Management Personnel.

43 Related party transactions and Directors’ remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC, are fully disclosed on its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 38.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group’s associates and joint ventures is set out in Note 39.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group’s Board also serve as Directors. The amounts included in the Group’s financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m [a]	Joint ventures £m	Entities under common directorships £m	[a]	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2012
Income	2	38	1		20
Impairment	–	(5)	–		–
Total Assets	170	1,657	198		–
Total Liabilities	18	585	94		152
For the year ended and as at 31 December 2011
Income	(40)	20	1		17
Impairment	(2)	(6)	–		–
Total Assets	176	1,529	364		–
Total Liabilities	26	454	70		182
For the year ended and as at 31 December 2010
Income	19	(15)	10		–
Impairment	(5)	(9)	–		–
Total Assets	135	2,113	45		–
Total Liabilities	28	477	110		142

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2012 or 2011. Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds were £661.1m (2011: £568.9m).

Note

a	The 2011 liability balances for related party transactions with associates and entities under common directorship have been restated by £10m and £42m respectively to more appropriately reflect the nature of the relationships with two specific entities.

268 I

43 Related party transactions and Directors’ remuneration continued

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group (listed on page 351), certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December 2012 were as follows:

Loans outstanding[a]
	2012 £m	2011 £m
As at 1 January	5.9	5.9
Loans issued during the year	0.6	0.7
Loan repayments during the year	(0.6)	(0.7)
As at 31 December	5.9	5.9

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding[a]
	2012 £m	2011 £m
As at 1 January	39.1	36.5
Deposits received during the year	141.8	244.1
Deposits repaid during the year	(144.6)	(241.5)
As at 31 December	37.3	39.1

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2012 were £2.3m (2011: £1.4m).

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

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions and is consistent with the approach adopted for disclosures set out on pages 39-68. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

Note

a	Loan and deposit balances held with Directors and Key Management Personnel have been restated to more appropriately reflect the nature of certain transactions held. The impact of this has been to increase the 2011 opening and closing loan balance previously reported by £1.5m and to increase the 2011 opening and closing deposit balances by £1.5m and £0.4m respectively.

I 269

Notes to the financial statements

For the year ended 31 December 2012 continued

43 Related party transactions and Directors’ remuneration continued

	2012 £m	2011 £m
Salaries and other short term benefits	20.2	20.9
Pension costs	0.4	0.4
Other long term benefits	17.9	39.1
Share-based payments	24.6	33.7
Employer social security charges on emoluments	7.9	9.1
Costs recognised for accounting purposes	71.0	103.2
Employer social security charges on emoluments	(7.9)	(9.1)
Other long term benefits – difference between awards granted and costs recognised	(13.4)	(14.2)
Share based payments – difference between awards granted and costs recognised	(12.0)	(17.7)
Total remuneration awarded	37.7	62.2

b) Disclosure required by the Companies Act 2006

The following information is presented in accordance with the Companies Act 2006:

	2012 £m	2011 £m
Aggregate emoluments	5.5	15.9
Amounts paid under LTIPs	2.8	5.8
	8.3	21.7

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2011: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2012, there were no Directors accruing benefits under a defined benefit scheme (2011: nil).

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at 31 December 2012 amounted 19,620,252 (2011: 43,978,451) ordinary shares of 25p each (0.16% of the ordinary share capital outstanding).

At 31 December 2012 executive Directors and Officers of Barclays PLC (involving 12 persons) held options to purchase a total of 1,128,437 Barclays PLC ordinary shares (2011: 1,920,575) of 25p each at prices ranging from 144p to 470p under Sharesave and ranging from 317p to 467p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2012 to persons who served as directors during the year was £0.3m (2011: £nil). The total value of guarantees entered into on behalf of Directors during 2012 was £nil (2011: £0.2m).

270 I

44 Auditors’ remuneration

Auditors’ remuneration is included within outsourcing and professional services costs in Administration and general expenses and comprises:

	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
2012
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	2	–	1	3
Total auditors’ remuneration	35	6	2	1	44

2011
Audit of the Group’s annual accounts	13	–	–	–	13
Other services:
Fees payable for the Company’s associates pursuant to legislation[a]	26	–	–	–	26
Other services supplied pursuant to such legislation[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	5	–	5
– advisory services[c]	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates[d]	–	–	–	2	2
Other	–	3	–	1	4
Total auditors’ remuneration	39	6	6	3	54

2010
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the Company’s associates pursuant to legislation[a]	26	–	–	–	26
Other services supplied pursuant to such legislation[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	7	–	7
– advisory services[c]	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates[d]	–	–	–	1	1
Other	–	4	–	2	6
Total auditors’ remuneration	38	7	8	3	56

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £7m (2011: £6m; 2010: £4m).

Notes

a	Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were £0.2m (2011: £0.2m; 2010: £0.4m).
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
d	Comprises due diligence related to transactions and other work in connection with such transactions.

I 271

Notes to the financial statements

For the year ended 31 December 2012 continued

45 Financial risks, liquidity and capital management

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section as follows:

¡	credit risk, on pages 80-118;

¡	market risk, on pages 119-125;

¡	capital risk, on pages 126-135; and

¡	liquidity risk, on pages 136-150.

46 Events after the balance sheet date

Strategic Review

On 12 February 2013, Barclays announced the outcome of its Strategic Review and set out certain commitments based on the results of the review. The commitments are expected to result in:

¡	a restructuring charge of approximately £500m in the first quarter of 2013 relating to a reduction in headcount across the Group; and

¡	costs associated with implementing the strategic plan of approximately £1bn in 2013, £1bn in 2014 and £0.7bn in 2015.

Further information on the strategic review commitments is given on page 1.

Exercise of Warrants

On 13 February 2013, Barclays PLC and Barclays Bank PLC entered into an agreement with Deutsche Bank AG and Goldman Sachs International (the Warrantholders) pursuant to which the Warrantholders agreed to exercise in aggregate 379,218,809 outstanding warrants, constituted by a warrant deed poll dated 31 October 2008 (the Warrants), to subscribe for an equivalent number of new ordinary shares in Barclays PLC. As a consequence of this agreement no other Warrants will remain outstanding.

As a consequence of the exercise of the Warrants, Barclays PLC received £750 million of Core Tier 1 equity capital, equivalent to an additional pro forma 19bps on its full year 2012 Core Tier 1 Ratio of 10.9%.

Conditional upon receipt of this amount, Barclays PLC agreed to contribute such amount to the capital of Barclays Bank PLC. As a result, Barclays Bank PLC received a net £743.7 million of Core Tier 1 equity capital.

The transaction involved the payment of an aggregate £6.3 million Warrant Exercise Payment by Barclays Bank PLC to the Warrantholders, in respect of the early exercise of the Warrants.

272 I

Risk management

A comprehensive overview of Barclays approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

Barclays risk management strategy
274	Our Risk Culture
276	Assigning Responsibilities
277	Principal Risks Policy
277	Risk management in the setting of strategy
280	Environmental Risk

Credit risk management:
281	Overview
283	Allowances for Impairment and Other Credit Provisions
286	Forbearance
287	Retail Re-aging activity
287	Retail small arrears capitalisation
288	Derivative credit risk
289	Credit risk mitigation
290	Asset credit quality

Market risk management:
292	Overview
293	Traded market risk (audited)
296	Non-traded interest rate risk (audited)

Liquidity risk management:
297	Overview
298	Liquidity risk framework
298	Ongoing business management

Capital risk management:
300	Overview
300	Our approach to capital risk management
301	Ongoing capital management risks

Operational risk management:
302	Overview
302	Operational risk management

I 273

Risk management

Barclays risk management strategy

These disclosures are unaudited unless otherwise stated

  Barclays risk management strategy

The following pages provide a comprehensive overview of Barclays approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

Barclays risk management strategy (audited)

Barclays has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, our risk management objectives are to:

¡	Identify the Group’s significant risks;

¡	Formulate the Group’s risk appetite and ensure that business profile and plans are consistent with it;

¡	Optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures;

¡	Ensure that business growth plans are properly supported by effective risk infrastructure;

¡	Manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

¡	Help executives improve the control and co-ordination of risk taking across the business.

The Group’s approach is to provide direction on: understanding the principal risks to achieving Group strategy; establishing risk appetite; and establishing and communicating the risk management framework. The process is then broken down into five steps: identify, assess, control, report and manage/challenge. Each of these steps is broken down further, to establish end-to-end activities within the risk management process and the infrastructure needed to support it (see panel below). The Group’s risk management strategy is broadly unchanged in 2012.

Our risk culture

We have defined our Purpose as ‘helping people achieve their ambitions – in the right way’. This is underpinned by five core values: Respect, Integrity, Service, Excellence and Stewardship.

Barclays risk culture is based on a close alignment with our businesses to support understanding, trust and openness together with clear independence to ensure strong challenge, rigorous, analytical and objective decision making and consistency across the bank. Risk is a shared responsibility between business and risk teams with the business operating as a ‘first line of defence’.

This culture is operationalised and embedded in our organisational structure. Independent risk teams are in place within each of our major businesses to support close working relationships with and knowledge of business teams taking on the risk. These teams ultimately report to a Chief Risk Officer within each business who in turn reports both to the Group Chief Risk Officer and their business Chief Executive.

A separate Group Risk team, including individually identified Principal Risk Owners for each Principal Risk, strengthens oversight and looks across the Group to ensure that for each Principal Risk, an overall risk appetite has been clearly defined and that required standards of risk management are being consistently delivered.

Following operational events that were identified in 2012, the Board of Barclays is undertaking a review of its business practices (the Salz Review) and culture. Barclays Board and Executive Committee will consider the review’s recommendations carefully, with the intention of implementing them in full. Barclays will publish an account of how it specifically intends to implement them a short time after the conclusion of the review. The broader work at Barclays oriented at changing the Bank’s culture will be particularly informed by the Review’s recommendations.

Steps	Activity
Identify	¡	Establish the process for identifying and understanding business-level risks.
Assess	¡	Agree and implement measurement and reporting standards and methodologies.
Control	¡	Establish key control processes and practices, including limit structures, impairment allowance criteria and reporting requirements.

	¡	Monitor the operation of the controls and adherence to risk direction and limits.

	¡	Provide early warning of control or appetite breaches.

	¡	Ensure that risk management practices and conditions are appropriate for the business environment.
Report	¡	Interpret and report on risk exposures, concentrations and risk-taking outcomes.

	¡	Interpret and report on sensitivities and Key Risk Indicators.

	¡	Communicate with external parties.
Manage and Challenge	¡	Review and challenge all aspects of the Group’s risk profile.
	¡	Assess new risk-return opportunities.

	¡	Advise on optimising the Group’s risk profile.

	¡	Review and challenge risk management practices.

274 I

Governance structure at Group level as at 31 December 2012

I 275

Risk management

Barclays risk management strategy continued

Group Risk is also aligning its vision to support the Chief Executive’s vision of becoming the ‘Go-To’ bank for all its stakeholders. Group Risk’s mission is to deliver effective and then efficient risk management that is consistent with Barclays commercial objectives, through providing functional capability and control as well as independent and appropriate challenge at every level, from a single transaction to an aggregate portfolio view, while ensuring ‘no surprises’. To achieve this mission the following guiding principles will be followed:

¡	Effectiveness and expertise;

¡	Operational excellence;

¡	Transparency, consistency and control;

¡	Balance risk and reward; and

¡	Independence.

Assigning responsibilities (audited)

Responsibility for risk management resides at all levels within the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. Barclays distributes these responsibilities so that risk/return decisions are taken at the most appropriate level; as close as possible to the business, and subject to robust and effective review and challenge. The responsibilities for effective review and challenges reside with senior managers, risk oversight committees, the independent Group Risk function, the Board Risk Committee and, ultimately, the Board.

The Board is responsible for approving risk appetite (see page 7), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set via the Group’s Principal Risks Policy.

The Board Risk Committee (BRC) monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. Barclays first established a separate Board Risk Committee in 1999 and all members are non-executive directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course. The BRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Chief Risk Officer or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities (see pages 24-26).

The Board Audit Committee receives quarterly reports on control issues of significance and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chair of the Board Audit Committee also sits on the BRC. See pages 20-23 for additional details on the membership and activities of the Board Audit Committee.

The Board Remuneration Committee receives a detailed report on risk management performance from the BRC which is considered in the setting of performance objectives in the context of incentive packages. See pages 39-68 for additional details on membership and activities of the Board Remuneration Committee.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given on pages 35-37. The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: http://group. barclays.com/About-us/Management-structure/Corporate-governance.

The Chief Risk Officer is a member of the Executive Committee and has overall day-to-day accountability for risk management under delegated authority from the Group Chief Executive. The Group Chief Executive must consult the Chairman of the Board Risk Committee in respect of the Chief Risk Officer’s performance appraisal and compensation as well as all appointments to or departures from the role.

In order to strengthen the Board-level governance over conduct risk and reputation matters we have created a Board Conduct, Reputation and Operational Risk Committee in 2013. As a consequence the Board Risk Committee will have oversight of credit, market and funding risk matters and will be renamed the Board Financial Risk Committee.

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

In addition, each business has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Group Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the Chief Risk Officer.

The risk type heads within the central Group Risk function and the BCROs within the businesses report to the Chief Risk Officer and are members of the Financial Risk Committee or Operational Risk Committee as appropriate.

For further details on the management of each of the Principal Risks, see pages 280-303.

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

In addition to the committees shown in the chart, there is a Board Citizenship Committee which reviews emerging issues with potentially significant reputational impact and looks at contribution to growth in the real economy, creating jobs, supporting sustainable growth and supporting communities through investment programmes and efforts of employees.

276 I

Principal Risks policy (audited)

Risk management responsibilities are laid out in the Principal Risks policy, which covers the categories of risk in which Barclays has its most significant actual or potential risk exposures.

The Principal Risks Framework:

¡	creates clear ownership and accountability;

¡	ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks); and

¡	ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Principal Risk comprises individual Key Risk Types. The foura Principal Risks are: Credit, Market, Funding and Operational, each owned by a senior executive within the Group Risk function known as the Group Principal Risk Owner. The first three Principal Risks are risks that Barclays actively seeks to manage and have direct income implications. The fourth Principal Risk relates to operational risks, exposure to which arises directly from undertaking business processes in support of Barclays activities, and which the Group seeks to minimise. There was no material change to this policy in 2012.

The five risk management steps required by the Principal Risks Policy are: Identify, Assess, Control, Report, and Manage and Challenge (see page 274 for more detail).

Each Key Risk is owned by a senior individual known as the Group Key Risk Owner who is responsible for proposing a risk appetite statement and managing the risk in line with the Principal Risks Policy. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Six-monthly reviews support the regulatory requirement for Barclays to make an annual external statement about its system of internal controls.

Group Key Risk Owners report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the Board Risk Committee (see chart above):

¡	Financial Risk Committee has oversight of Credit and Market Risks;

¡	Treasury Committee has oversight of Funding Risk; and,

¡	Operational Risk Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee.

Each Group Key Risk Owner also undertakes an annual programme of risk-based conformance reviews.

Note

a	Conduct Risk and Reputation Risk have been re-categorised as Principal Risks in 2013.

Risk management in the setting of strategy (audited)

The planning cycle is centred on the medium-term planning (MTP) process, performed once a year. This sets out the Group’s objectives in detailed plans which take account of the likely business environment. The risk functions at Group and business levels are heavily involved in this process.

In addition to supporting transaction decisions, the measurement and control of credit, market, operational and other risks have considerable influence on Barclays strategy. The Board is solely responsible for approving the MTP, the associated risk appetite statement, and the capital plans. As such, the business plans of Barclays must incur a level of risk that falls within the Board’s tolerance, or be modified accordingly. The Board Risk Committee (BRC) has been in place since 1999 and is devoted to review the firm’s risk and make appropriate recommendations to the Board. For details of the activities of the Board and the BRC in 2012 see pages 10 and 24-26.

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

Risk managers support the MTP by providing robust review and challenge of the business plans to ensure that the financial projections are internally consistent; achievable given risk management capabilities and that they present a suitable balance between risk and reward. This culminates in the Risk Executive Dialogue process in which the Chief Risk Officer and senior management in each of our businesses discuss the findings from the risk reviews, and changes to the business plans are mandated as necessary.

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

I 277

Risk management

Barclays risk management strategy continued

Risk Appetite

Risk appetite

Risk appetite is defined as the level of risk that Barclays is prepared to sustain whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented. Barclays framework combines a top-down view of its capacity to take risk with a bottom-up view of the business risk profile associated with each business area’s medium-term plans. The appetite is ultimately approved by the Board.

Barclays has run a risk appetite process since 2004. The process is comprised of ‘Financial Volatility’ and ‘Mandate and Scale’. The strategy and business activities are reflected in key performance metrics, which are dependent in large part on risk performance.

Financial Volatility

Financial volatility is defined as the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. When setting appetite, management and the Board articulate the Group’s strategy and summarise objectives in terms of key financial metrics. The Group’s risk profile is assessed via a ‘bottom-up’ analysis of the Group’s business plans to establish the volatility of the key metrics. If the projections entail too high a level of risk (i.e. breach the top-down financial objectives at the through-the-cycle, moderate or severe level), management will challenge each area to re-balance the risk profile to bring the bottom-up risk appetite back within top-down appetite. Performance against risk appetite usage is measured and reported to the Executive Committee and the Board regularly throughout the year. Our top-down appetite is quantified through an array of financial performance and capital metrics which are reviewed on an annual basis. For 2012, the strategic metrics in the table below are set at three levels: budget, and stressed ‘one in seven’ and ‘one in twenty-five’.

To measure the risk entailed by the business plans, management estimates potential earnings volatility from each business under various scenarios:

¡	through-the-cycle: the average losses based on measurements over many years;

¡	1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years; and

¡	1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years.

These scenarios are defined more generically through a level of probability of occurrence rather than through a specific set of economic variables like in stress tests.

These potentially larger but increasingly less likely levels of loss are illustrated in the risk appetite concepts chart below. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. Specifically, this framework enables it to:

¡	improve management confidence and debate regarding the Group’s risk profile;

¡	re-balance the risk profile of the MTP where breaches are indicated, thereby achieving a superior risk-return profile;

¡	identify unused risk capacity, and thus highlight the need to identify further profitable opportunities; and

¡	improve executive management control and co-ordination of risk-taking across businesses.

Measure relevant to strategy and risk	Link between strategy and risk profile
Profit before tax, Return on Equity, Return on RWAs	Fundamental economic and business indicators, which best describe the focus of our shareholders in terms of profitability and ability to use capital resources efficiently.
Loan loss rate (LLR)	Describes our credit risk profile and whether impairment is within our appetite.
Core Tier 1 and Leverage	Monitors our capital adequacy in relation to our capital plan.
Cash Dividends	Measures the risks of not being able to continue paying appropriate cash dividends.

Risk appetite concepts (diagram not to scale)

278 I

In summary, the stress levels represent the risk tolerance of Barclays in terms of its key objectives. These objectives act as constraints on risk performance and imply maximum levels of acceptable losses that are tracked quarterly and reported to the Board. Any breaches must be approved and remedial actions mandated.

Mandate and Scale

The second element to the setting of risk appetite in Barclays is an extensive system of Mandate and Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with external expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group. These limits are set by the independent risk function, formally monitored each month and subject to Board-level oversight.

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

Barclays uses the Mandate and Scale framework to:

¡	limit concentration risk;

¡	keep business activities within Group and individual business mandate;

¡	ensure activities remain of an appropriate scale relative to the underlying risk and reward; and

¡	ensure risk-taking is supported by appropriate expertise and capabilities.

As well as Group-level Mandate & Scale limits, further limits are set by risk managers within each business unit, covering particular portfolios.

Interaction of risk appetite with business strategy

The strategy and business activities are reflected in key performance metrics, which are dependent in large part on risk performance. Risk appetite, as described above, helps to ensure that the strategy is adaptable to various degrees of financial stress.

Each year, our MTP process ensures that our appetite takes account of the strategy (detailed on page 274).

For further information on Risk Factors and the Operating and Business Environment, refer to pages 72-79.

Stress testing

Group-wide stress tests are an integral part of the annual MTP process and annual review of risk appetite to ensure that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress.

The Board Risk Committee agrees the range of scenarios to be tested and the independent Group Risk function leads the process. Macroeconomic stress test scenarios are designed to be both severe and plausible and are tested against the FSA’s scenario framework to ensure that they are appropriately conservative.

The following diagram summarises the process for designing and agreeing the scenarios to be run. The process includes Group Risk consultation with economists in the businesses. This ensures relevance of scenarios to our businesses and a consistent interpretation of the scenarios across the Group.

At the Group level, stress test scenarios capture a wide range of macroeconomic variables that are relevant to assess the impact of the stress scenario on our portfolios. This includes for example, GDP, unemployment, asset prices, foreign exchange rates and interest rates. Economic parameters are set using expert judgement and historical and quantitative analysis to ensure coherence and appropriate severity.

The stress testing process is detailed and comprehensive using bottom-up analysis performed by each of Barclays businesses. It includes all aspects of the Group’s balance sheet across all risk types and is forward looking over a five year period. Our stress testing approach combines running statistical models with expert judgement to ensure the results accurately reflect the impact of the stress.

The businesses’ stress test methodologies and results are subject to a detailed review and challenge both within the businesses (including review and sign-off by business Chief Risk Officers) and by Head Office Functions. The stress test results are presented for review by the Executive Committee and Board Risk Committee, and are also shared with the Board and the FSA. The results of our H2 2012 internal Group-wide stress test exercise show that the Group’s profit before tax remains positive under the modelled severe global stress scenario, with the Group remaining well capitalised above the required regulatory minimum level.

A key objective of the Group-wide stress test process is to identify and document management actions that would be taken to mitigate the impact of stress. The bottom-up process ensures all levels of management are informed of the impact of the stress scenarios and are aware of appropriate management actions to be taken when a stress event occurs.

In addition, the framework also includes reverse stress testing techniques which aim to identify the circumstances under which our business model would become no longer viable, leading to a significant change in business strategy. Examples include extreme macroeconomic downturn scenarios (such as a break-up of the Euro area) or specific idiosyncratic events.

Stress Testing

I 279

Risk management

Barclays risk management strategy continued

Reverse stress testing is used to help support ongoing risk management and is fully integrated into our risk appetite framework. For example, our reverse stress testing methodology includes identifying tail risks associated with specific (low likelihood) circumstances, and identifying appropriate mitigating actions.

Barclays also uses stress testing techniques at portfolio and product level to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of unemployment to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Information on the Group’s stress testing specifically relating to liquidity risk is set out on pages 136-138. Further information on market risk stress testing is provided on pages 120-121.

Environmental risk

Barclays has a dedicated Environmental Risk Management team which is a part of the central Credit Risk Management function in Group Risk, recognising that environment is a mainstream credit risk issue. Environmental issues are required considerations in credit risk assessment, and environmental risk policies are explicitly referenced in the Credit Facility Sanctioning Standards.

Barclays approach to environmental credit risk management addresses risk under any of three categories:

Direct Risk: arises when the Bank takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Bank liable for the costs of remediating a site if deemed to be contaminated by the regulator, including for pre-existing conditions. In the UK, our policy requires commercial land, if being pledged as collateral, to be subject to a screening mechanism using the bespoke Barclays Siteguard tool. Assessment of the commercial history of a piece of land and its potential for environmental contamination helps ensure any potential environmental degradation is reflected in the value ascribed to that security. It also identifies potential liabilities which may be incurred by the Bank, if realisation of the security were to become a possibility.

Indirect Risk: can arise when environmental issues may impact the creditworthiness of the borrower. For instance, incremental costs may be incurred in upgrading a business’ operations to meet emerging environmental regulations or tightening standards. In other circumstances, failure to meet those standards may lead to fines. Environmental impacts on businesses may also include shifts in the market demand for goods or services generated by our customers, or changing supply chain pressures. Environmental considerations affecting our clients can be varied. The bank has developed a series of environmental risk briefing notes, covering ten broad industry headings ranging from Agriculture and Fisheries to Oil and Gas, from Mining and Metals to Utilities and Waste Management. These briefing notes are available to colleagues in business development and credit risk functions across the organisation, outlining the nature of environmental and social risks of which to be aware, as well as the factors which mitigate those risks.

Reputation Risk: would arise causing damage to the Bank’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be environmentally damaging. Where the Bank is financing infrastructure projects which have potentially adverse environmental impacts the Group’s Environmental and Social Impact Assessment policy will apply. This policy identifies the circumstances in which the Bank requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project’s potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and working conditions together with employee and community health and safety. Adherence to the Group ESIA policy is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now over 70 banks worldwide which have adopted the Equator Principles. (See www.equator-principles.com).

Further details on the Barclays approach to environmental risk management can be found at Barclays.com, in our section on Citizenship; the way we do business, ‘Environmental and Social Risk in Lending’.

280 I

Risk management

Credit risk management

Credit risk management overview

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control.

Overview (audited)

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with our clients. Other sources of credit risk arise from trading activities, including debt securities; settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

¡	maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

¡	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

¡	control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

¡	monitor credit risk and adherence to agreed controls; and

¡	ensure that risk-reward objectives are met.

Organisation and structure (audited)

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

The responsibilities of the credit risk management teams in the businesses include: sanctioning new sources of risk; monitoring risk against limits and other parameters; ensuring all elements of post sanction fulfilment are completed in line with terms of the sanction; maintaining robust systems, data gathering, quality, storage and reporting methods for effective credit risk management; and performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams.

Credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by Group Risk. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

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

  Monitoring weaknesses in portfolios

Write Off

I 281

Risk management

Credit risk management continued

Reporting

The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in four broad stages:

¡	measuring exposures and concentrations;

¡	monitoring weaknesses in portfolios;

¡	raising allowances for impairment and other credit provisions; and

¡	returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through, for example, loans to banks, loan commitments and debt securities. Barclays risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data. One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, Barclays constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry (see pages 82-85).

Diversification is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Financial Risk Committee and the BRC. Mandate and Scale limits are used to maintain concentrations at appropriate levels. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria.

Monitoring weaknesses in portfolios

Whilst the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they reflect the differing nature of the assets. As a matter of policy all facilities granted to corporate or wholesale counterparties are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

Wholesale portfolios

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded early warning lists (EWL) or watchlists (WL) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include, for example:

¡	a material reduction in profits;

¡	a material reduction in the value of collateral held;

¡	a decline in net tangible assets in circumstances which are not satisfactorily explained; or

¡	periodic waiver requests or changes to the terms of the credit agreement over an extended period of time.

These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL or EWL, the exposure is carefully monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the three categories, which reflect the need for increasing caution and control. Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. While all obligors, regardless of financial health, are subject to a full review of all facilities on at least an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with clients in higher levels of EWL/WL, default, collection or insolvency. Their mandate is to maximise shareholder value ideally via working intensively with the client to help them to either return to financial health or in the cases of insolvency obtain the orderly and timely recovery of impaired debts.

Within the wholesale portfolios the Basel definitions of default are used as default indicators in addition to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. The Basel definitions of default used are:

1.	Bank puts the credit obligation on a non-accrued status.

2.	Bank makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality.

3.	Bank sells the credit obligation at a material credit-related economic loss.

4.	Bank consents to a distressed restructuring of the credit obligation where this is likely to result in a diminished financial obligation caused by the material forgiveness or postponement of principal, interest or fees.

5.	Bank triggers a petition for obligor’s bankruptcy or similar order.

6.	Bank becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to the banking group.

7.	Bank becomes aware of an acceleration of an obligation by a firm.

8.	Where the obligor is a bank – revocation of authorisation.

9.	Where the obligor is a sovereign – trigger of default definition of an approved External Credit Assessment Institution (i.e. a rating agency).

10.	Obligor past due more than 90 days on any material credit obligation to the banking group.

Retail portfolios

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified. Retail accounts can be classified according to specified categories of arrears status (or cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or one penny down and goes into default when it moves into recovery (normally 180 days). Impairment is considered from entry into delinquency.

The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement.

Once a loan has passed through a prescribed number of cycles (normally six) it will charge-off and enter recovery status. ‘Charge-off’ refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing status, such as in the case of insolvency or death.

The timings of the charge-off points are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six cycles (180 days past due date of contractual obligation). Early charge-off points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification.

282 I

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

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found on page 282. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the corporate portfolios.

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. Details of other trigger points can be found on page 282. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is typically based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies mainly to the Group’s retail portfolios and is consistent with Barclays policy of raising an allowance as soon as impairment is identified. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured. Hence, it is referred to as collective impairment against the pool.

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases impairment is calculated using modelled PD x LGD x EAD (Exposure at Default) adjusted for an emergence period.

For retail portfolios, the impairment allowance in the retail portfolios is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting at a particular point in time (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x Probability of Default (PDpit) x Loss Given Default (LGD)

The PDpit increases with the number of contractual payments missed thus raising the associated impairment requirement.

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis. The current policy also incorporates a High Risk segment which supplements the unidentified impairment calculation. High Risk segments are those which can be demonstrated to experience higher levels of loss when compared to the performing segment. This segmentation allows for earlier identification of potential loss issues in a portfolio. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured. Hence, it is referred to as collective impairment against the pool.

Emergence and outcome periods

To develop models to calculate the allowance for impairment we need to first estimate the time horizons of these models. These time horizons are called the emergence and outcome periods. Emergence period is the time it takes for an account that is impaired but not yet identified to move from the performing to the impaired segment. Outcome period is the time it takes for a retail account to move from the impaired segment to the default segment.

For wholesale portfolios in Corporate Banking and Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This has also been benchmarked against the time taken to move between risk grades in our internal watch lists, from EWL1 or 2 into EWL3 which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently 3 months. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time Investment Bank

  Product type

	Emergence period (months)	Outcome period (months)
Mortgages	6	12
Credit cards	1	6
Personal loans, overdrafts & other secured loans	3	6
Business banking arrears managed commercial mortgages	6	12
Business banking arrears managed non-‘commercial mortgages’	3	6
Business banking EWL managed	3	12
Mortgages under forbearance	n/a	24
All unsecured products under forbearance	n/a	12
Business banking EWL managed under forbearance	n/a	24

I 283

Risk management

Credit risk management continued

is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within 6 months, therefore the Investment Bank use a 6-month emergence period.

For retail portfolios, minimum emergence periods and outcome periods are defined at a product level. Emergence and outcome periods at 31 December 2012 for the main retail products were as shown in the table on the previous page.

Outcome periods are tested periodically (at least annually) against the actual time elapsing from the initial indication of potential default to the loss event. When necessary, the outcome period is adjusted to reflect our most up-to-date experience of customer behaviour.

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

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment to individual names with a total impairment allowance of £25m or more are presented to the Credit Committee for agreement.

Returning assets to a performing status

In wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the EWL/WL criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the Business Credit Risk, while within the Investment Bank, the decision can only be taken by the Investment Bank WatchList Committee.

A retail asset, pre point of charge-off may only be returned to a performing status in the following circumstances:

1.	All arrears (both capital and interest) have been cleared and payments have returned to original contractual payments;

2.	For revolving products, a re-age event has occurred, when the customer is returned to an up-to-date status without having cleared the requisite level of arrears;

3.	For amortising products (excluding residential mortgages), a small arrears capitalisation event has occurred, where the customer is returned to an up-to-date status without having cleared the requisite level of arrears;

4.	For amortising products, which are performing on a programme of Forbearance and meet the following criteria may be returned to the performing book classified as High Risk[a]:

(a)	No interest rate concessions must have been granted;

(b)	Restructure must remain within original product parameters (original term + extension); and

(c)	12 consecutive payments at the revised contractual payment amount must have been received post the Restructure event.

Note

a	The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk must also include customers who have suffered recent financial dislocation, i.e. prior forbearance or re age.

For residential mortgages, accounts may also be considered for Rehabilitation post charge-off, where customer circumstances have changed. The customer must clear all unpaid capital and interest and confirm their ability to meet full payments going forward.

Writing off of assets

‘Write-off’ refers to the point where it is determined that the asset is irrecoverable, or it is no longer considered economically viable to try and recover the asset or it is deemed immaterial or full and final settlement is reached and a shortfall remains. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

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

  Total write-offs of impaired financial assets

For Retail portfolios the timings of the write-off points are established based on the type of loan. For unsecured assets, write-off must occur within 12 months after charge-off if no payment has been received for 12 months. For secured loans, the shortfall after the receipt of the proceeds from the disposal of the collateral is written off within 3 months of that date if no repayment schedule has been agreed with the borrower. Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2012, total write-offs of impaired financial assets decreased 20% to £4,119m (2011: £5,165m).

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

284 I

¡

Impaired loans: comprises loans where an individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The impaired loan category may include loans, which, while impaired, are still performing;

¡

Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value; and

¡

Impaired and restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

Loan loss rate and coverage ratios

The loan loss rate (LLR) provides Barclays with one way of monitoring the trends in the quality of the loan portfolio at the Group, business and product levels. At Barclays, the LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found on pages 93 and 100.

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

¡	Credit risk loans coverage ratio (impairment allowances as a percentage of CRL balances); and

¡	Potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and PPL balances).

Appropriate coverage ratios will vary according to the type of product but can be broadly bracketed under three categories: secured retail home loans; credit cards, unsecured and other personal lending products; and corporate facilities. Analysis and experience has indicated that, in general, the severity rates for these types of products are typically within the following ranges:

¡	Secured retail home loans: 5%-20%;

¡	Credit cards, unsecured and other personal lending products: 65%-75%; and

¡	Corporate facilities: 30%-50%.

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time. In principle, a number of factors may affect the Group’s coverage ratios, including:

¡

The mix of products within total CRL balances: Coverage ratios will tend to be lower when there is a high proportion of secured retail and corporate balances within total CRLs. This is due to the fact that the recovery outlook on these types of exposures is typically higher than retail unsecured products, with the result that they will have lower impairment requirements;

¡

The stage in the economic cycle: Coverage ratios will tend to be lower in the earlier stages of deterioration in credit conditions. At this stage, retail delinquent balances will be predominantly in the early delinquency cycles and corporate names will have only recently moved to CRL categories. As such balances attract a lower impairment requirement, the CRL coverage ratio will be lower;

  CRL coverage

¡	The balance of PPLs to CRLs: The impairment requirements for PPLs are lower than for CRLs, so the greater the proportion of PPLs, the lower the PCRL coverage ratio; and

¡

Write-off policies: The speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of PCRL categories more quickly.

Details of the coverage ratios for the current period may be found on pages 92, 94-95 and 101.

  Loan loss rate (bps) – longer term trends

I 285

Risk management

Credit risk management continued

Forbearance

The Group offers forbearance programmes to assist customers and clients in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party.

In the retail portfolios, as part of the Group Risk Forbearance Policy, solutions may take a number of forms depending on the extent of the financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may include interest rate concessions and a switch to fully amortising balances for card portfolios.

In the wholesale portfolios, Barclays will on occasion participate in debt-for-asset swaps, debt standstills or debt restructuring agreements as part of the business support process. Debt restructuring agreements may include actions to improve security; such as changing an overdraft to a factoring or invoice discounting facility or moving debt to asset owning companies. Consideration is also given to the waiving or relaxing of covenants where this is the optimum strategy for the survival of the client’s business. For further detail, see page 103.

Impairment of loans under forbearance

Loans under forbearance programmes are subject to Group Impairment Policy. In both retail and wholesale portfolios, identified impairment is raised for such accounts, recognising the agreement between the Bank and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Sustainability of loans under forbearance

The Group closely monitors the sustainability of loans for which forbearance has been granted.

In the wholesale portfolios, customers that have been granted forbearance are placed on WL/EWL and therefore subject to increased levels of credit risk oversight. Obligors then remain on WL/EWL for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Obligors may only be removed from WL/EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality.

In retail portfolios, the type of forbearance programme offered should be appropriate to the nature and the expected duration of the customer’s financial distress. It is imperative that the solution agreed is both appropriate to that customer and sustainable, with a clear demonstration from the customer of both willingness and ability to repay. Before any programme of forbearance is granted, an affordability assessment is undertaken to ensure suitability of the offer.

For further detail on the Group’s impairment policy and the way loans are separated into pools reflecting similar risk characteristics, see pages 282-285.

For disclosure on the Group’s accounting policy with respect to impairment, see pages 206-207 and page 282.

Retail forbearance

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may include interest rate concessions.

When an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term, unless after 12 months it qualifies for reclassification, upon which it will be returned to the up to date book and classified as high risk for a further 12 month period. When Barclays agrees to a forbearance programme with a customer, the impairment allowance recognises the impact on cash-flows of the agreement to receive less than the original contractual payments. The Group Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured by comparing the debt outstanding to the revised expected repayment. This results in higher impairment than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

During 2012, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients remains small in comparison to the overall size of the loan book.

Forbearance on the Group’s principal portfolios in US, UK and Europe are presented on pages 96-97. In South Africa, forbearance balances are not published as local practices are in the process of being aligned to the Barclays Group policy.

The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a significant part in the way customer relationships are managed. However, additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

Barclays would not consider a retail loan to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all Barclays underwriting criteria. In this case it would be treated as a new loan. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in forbearance. Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as forbearance and included in our disclosures on forbearance.

Wholesale forbearance

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms.

Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates.

Forbearance would typically be evident where the concession(s) agreed impact the ability to repay debt or avoid recognising a default with a lack of appropriate commercial balance and risk mitigation/structural enhancement of benefit to Barclays in return for concession(s).

286 I

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

¡	a reduction of current contractual interest rate for the sole purpose of maintaining performing debt status with no other improvement to terms of benefit to the Bank;

¡	non-enforcement of a material covenant breach impacting the borrower’s ability to repay;

¡

converting a fully or partially amortising facility to bullet repayment at maturity with no other improvement to terms of benefit to the Bank for the sole purpose of avoiding a payment default due to the customer’s inability to meet amortisation;

¡	extension in maturity date for a Project Finance facility that gives an effective contractual term longer than the underlying project contract being financed; and

¡

any release of a material security interest without receiving appropriate value by way of repayment/ alternate security offered or other improvement in terms available to the Bank commensurate with the value of the security released.

Where a concession is granted that is not a result of financial difficulty and/ or is within our current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within our current terms which involves Barclays granting concessions and receiving risk mitigation/ structural enhancement of benefit to Barclays would not be indicative of forbearance.

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be evidence of forbearance:

¡	temporary/permanent waivers/resets of covenants agreed in line with our current terms;

¡	amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date;

¡	equity/warrants taken to increase return to the Bank without compromising contractual interest;

¡	extension of maturity date where the extension is within the normally granted terms for the type of facility in question; and

¡	release of a material security interest where commensurate value is received by way of repayment/other security offered.

Cases where a technical default may have occurred, the Bank has decided to reserve its position but does not consider the default to be sufficient to impact the borrower’s ability to pay, would not typically be considered forbearance (as the borrower would continue to meet its payment obligations under existing terms).

The Group Watch List/Early Warning List and Forbearance Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the obligor is placed on WL/EWL. The obligor then remains on WL/EWL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Obligors may be removed from WL/EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Obligors placed on WL/EWL status are subject to increased levels of credit risk oversight.

Obligors who have been granted forbearance are classified as a Basel ‘unlikeliness’ to pay default for capital purposes with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that without intervention by Barclays the obligor is unlikely to meet its obligations in full which would lead to default.

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where customers are in arrears and require renegotiation of terms. Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

A control framework exists along with regular sampling to ensure watch list and impairment policies are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Aggregate data for wholesale forbearance cases is reviewed by the Wholesale Credit Risk Management Committee.

Please see page 103 for details of loans currently in forbearance.

Retail re-aging activity

Re-aging refers to the placing of an account into an up-to-date position without the requisite repayment of arrears. The re-age policy applies to revolving products only. No reduction is made to the minimum due payment amounts which are calculated, as a percentage of balance, with any unpaid principal included in the calculation of the following month’s minimum due payment.

The changes in timing of cash flows following re-aging do not result in any additional cost to Barclays. The following are the conditions required to be met before a re-age may occur:

¡	the account must not have been previously charged off or written off;

¡	the borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased;

¡

the borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this;

¡	the account must have been on book at least 9 months (i.e. 9 months prior to the 3 month qualification period); and

¡	no account should be re-aged more than once within any 12 month period, or more than twice in a 5 year period.

We consider these assets as belonging to a separate ‘High Risk’ pool. Under ‘High Risk’, the performance of the assets is a risk characteristic and results in a higher probability of default being assigned to them in our impairment models which meet the requirement of IAS 39, AG87-88. This results in an appropriately higher impairment allowance being recognised on the assets.

Retail small arrears capitalisation

Small Arrears Capitalisation is available for amortising products with the exception of residential mortgages. This refers to the capitalisation of small levels of arrears (up to 90 days past due), together with either a corresponding term extension or increase to contractual monthly payment without the requirement to classify the accounts as forbearance. Contractual monthly payments must not be reduced. The small arrears capitalisation activity is also subject to the conditions outlined above under Retail re-aging activity, being met. Any capitalisation event exceeding this must be executed under the direction of the Forbearance policy.

I 287

Risk management

Credit risk management continued

Derivative credit risk

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

Counterparty credit exposure arises from the risk that parties are unable to meet their payment obligations under certain financial contracts such as derivatives, securities financing transactions (e.g. repurchase agreements), or long settlement transactions.

Internal capital for counterparty credit risk is assessed and allocated based on the economic capital for wholesale credit risk calculation. The magnitude of the exposure is determined by considering the current mark to market of the contract, the historic volatility of the underlying asset and the time to maturity. This allows calculation of a Credit Equivalent Exposure (CEE) for such exposures. The total economic capital for a portfolio of such exposures is then calculated in a manner similar to a book of loans.

‘Wrong-way risk’ in a trading exposure arises when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Adjustments to the calculated CEE are considered on a case by case basis. In the case of specific wrong-way risk trades, which are self-referencing or reference other entities within the same counterparty, specific approval by a senior credit officer is required.

Netting and collateral arrangements

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting over the counter (OTC) derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur. The majority of the Group’s OTC derivative exposures (excluding those cleared via a central clearing counterparty) are covered by ISDA master netting and ISDA Credit Support Annex (CSA) collateral agreements.

Collateral is obtained against derivative assets, depending on the creditworthiness of the counterparty and/or nature of the transaction. Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’ which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security. The collateral obtained for derivatives is either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/A3 or better. Where the Group has ISDA master agreements, the collateral document will be the ISDA CSA. The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty, and to place further collateral when requested or in the event of insolvency, administration or similar processes, as well as in the case of early termination.

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

¡	the entity has a legally enforceable right to set off the recognised amounts; and

¡	the entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Under US GAAP, netting is also permitted, regardless of the intention to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

Derivative counterparty credit risk measurement (Credit Value Adjustments)

Barclays participates in derivative transactions, and is therefore exposed to counterparty credit risk (or ‘counterparty risk’). This is the risk that a counterparty will fail to make the future payments agreed in the derivative contract. This is considered as a separate risk to the volatility of the mark to market payment flows. Modelling this counterparty risk is an important part of managing credit risk on derivative transactions.

The counterparty risk arising under derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the value is known as Credit Value Adjustment. It is the difference between the value of a derivative contract with a risk free counterparty and that of a contract with the actual counterparty. This is equivalent to the cost of hedging the counterparty risk, which is replicated by purchasing and selling credit default swaps (CDS) on the counterparty to create a hedge position that mirrors the Expected Exposure profile for the counterparty.

Credit Value Adjustment for derivative positions are calculated as a function of the ‘Expected Exposure’, which is the average of future hypothetical exposure values (or mark to market) for a single transaction or group of transactions by the same counterparty, and the CDS spread for a given horizon.

In order to calculate the Expected Exposure, the expected mark to market is calculated using Monte Carlo simulations of risk factors that may affect the valuation of the derivative. These simulations include credit mitigants such as exposure netting, collateral, mandatory break clauses and set-off clauses. Counterparties with appropriate credit mitigants will generate a lower Expected Exposure profile compared to counterparties without credit mitigants in place for the same derivative transactions.

288 I

Credit risk mitigation

Barclays employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types:

¡	netting and set-off;

¡	collateral; and

¡	risk transfer.

Barclays has detailed policies in place to ensure that credit risk mitigation is appropriately recognised and recorded. The recognition of credit risk mitigation is subject to a number of considerations, including ensuring legal certainty of enforceability and effectiveness, ensuring the valuation and liquidity of the collateral is adequately monitored, and ensuring the value of the collateral is not materially correlated with the credit quality of the obligor.

All three types of credit risk mitigation may be used by different areas of the Group for exposures with a full range of counterparties. For instance, Investment Bank, Corporate Banking and other business areas may all take property, cash or other physical assets as collateral for exposures to retailers, property companies or other client types.

Netting and set-off

In many jurisdictions in which Barclays operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique is used mainly in derivative and repo transactions with financial institutions.

For derivative transactions, Barclays will often seek to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Barclays obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set off against one another.

In the majority of its portfolios Barclays uses the Internal Model Method (IMM) to calculate counterparty credit risk exposures.

Collateral

The Group has the ability to call on collateral in the event of default of the borrower or other counterparty, comprising:

¡	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings;

¡	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms;

¡

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

¡

Derivatives: Barclays also often seeks to enter into CSAs with counterparties with which Barclays has master agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily or weekly) to collateralise the mark to market exposure of a derivative portfolio;

¡	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays subject to an agreement to return them for a fixed price; and
¡	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

In exposure terms, the main portfolios that Barclays takes collateral for are home loans and reverse repurchase agreements with financial institutions.

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

The carrying value of non-cash collateral reflects the fair value of the physical assets limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices. For further information on loan-to-value ratios in principal home loans portfolios see page 96.

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

I 289

Risk management

Credit risk management continued

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

For larger loans, property valuation is reviewed by an independent valuer at least every three years, and an independent valuer also reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Liens over fluctuating assets such as inventory and trade receivables, known as floating charges, over the assets of a borrower are monitored annually. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

Additional revaluations are usually performed when a loan is moved to EWL or WL. More detail of when a corporate account may be moved to an EWL or WL may be found on page 282. Exceptions to this may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the EWL or WL.

Any one of these events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of our impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters (for example Loss Given Default) which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date.

Trends in loan loss rates incorporate the impact of any decrease in the fair value of collateral held.

Where Barclays calculates regulatory capital under advanced IRB regulations the benefit of collateral is generally taken by adjusting LGDs. For standardised portfolios the benefit of collateral is taken using the financial collateral comprehensive method: supervisory volatility adjustments approach.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. This mitigates credit risk in two main ways:

¡	firstly, if the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk will have been reduced

¡

secondly, where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This will be less likely than the default of either counterparty individually so credit risk is reduced

Risk transfer can also be used to reduce risk concentrations within portfolios lowering the impact of stress events.

Risk transfer transactions are undertaken with consideration to whether the collateral provider is correlated with the exposure, the credit worthiness of the collateral provider and legal certainty of enforceability and effectiveness. Where credit risk mitigation is deemed to transfer credit risk this exposure is appropriately recorded against the credit risk mitigation provider.

The balances shown represent the notional value of the guarantees held by the Group issued by corporate and financial institutional counterparties. In addition, the Group obtains guarantees from customers in respect of personal loans and smaller business loans, which are not reflected in the above table.

In exposure terms, risk transfer is used most extensively as a credit risk mitigation technique for wholesale loans and derivative financial instruments.

For instruments that are deemed to transfer credit risk, in advanced IRB portfolios the protection is recognised by using the PD and LGD of the protection provider.

Off-balance sheet risk mitigation

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, customers and counterparties will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

Asset credit quality

Loans and advances

All loans and advances are categorised as either neither past due nor impaired; past due but not impaired; or impaired, which includes restructured loans. For the purposes of the disclosures on pages 86-87 and 91-92:

¡	a loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract.

¡	the impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment.

¡	loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment provision.

¡

loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment provision.

¡	impaired loans that are individually assessed consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised.

¡

impaired loans that are collectively assessed consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category. Refer to pages 283-285 for further detail on Group Risk Impairment Policy.

290 I

Home loans and credit card receivables that are subject to forbearance in the retail portfolios are included in the collectively assessed impaired loans column in the tables on pages 91-92. Included within wholesale loans that are neither past due nor impaired are a portion of loans that have been subject to forbearance or similar strategies as part of the Group’s ongoing relationship with clients. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance and the overall performance and prospects of the client. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

The Group uses the following internal measures to determine credit quality for loans that are performing:

	Retail lending	Wholesale lending
Credit quality description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05%	1-3
		0.05-0.15%	4-5
		0.15-0.30%	6-8
		0.30-0.60%	9-11
Satisfactory	0.60-10.00%	0.60-2.15%	12-14
		2.15-11.35%	15-19
Higher risk	10.00%+	11.35%+	20-21

For loans that are performing, these descriptions can be summarised as follows:

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

Loans that are past due are monitored closely, with impairment allowances raised as appropriate and in line with the Group’s impairment policies. These loans are all considered Higher Risk for the purpose of this analysis of credit quality.

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor’s or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

I 291

Risk management

Market risk management

Market risk management overview (audited)

Market risk is the risk of the Group’s earnings or capital being reduced due to:

¡

The Group being impacted by changes in the level or volatility of positions in its trading books. This includes changes in the interest rates, credit spreads, commodity prices, equity prices and foreign exchange levels (‘traded market risk’).

¡	The Group being unable to hedge its banking book balance sheet at prevailing market levels (‘non-traded market risk’).

¡

The Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices (‘pension risk’).

Group-wide view of market risk

Barclays defines three sources of market risk: traded market risk, non-traded risk and pension risk. Traded risk in the businesses resides primarily in Investment Bank including investment banking services at Absa Capital, while non-traded market risk resides mainly in Retail and Business Banking, Corporate Banking, Wealth and Investment Management and Treasury. Pensions risk is monitored centrally with the cost borne across businesses.

Barclays market risk objectives are to:

¡	understand and control market risk by robust measurement, limit setting, reporting and oversight;

¡	facilitate business growth within a controlled and transparent risk management framework;

¡	ensure that traded market risk in the businesses resides primarily in Investment Bank including Absa Capital; and

¡	minimise non-traded market risk.

Barclays banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margin to changes in interest rates. Banking businesses, such as RBB or Corporate Banking, engage in internal derivative trades with Treasury to remove this interest rate risk. The businesses remain susceptible to market risk from three key sources:

¡

Prepayment risk: balance run-off may be faster or slower than expected due to economic conditions or customer’s response to interest rates. This can lead to a mismatch between the anticipated balance of products provided to customers and the hedges executed with Treasury;

¡	Recruitment risk: the volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected; and

¡

Residual risk and margin compression: the business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, Barclays managed rate deposits are exposed to margin compression. This is because for any further fall in base rate Barclays must absorb an increasing amount of the rate move in its margin.

Treasury acts as a central internal clearing house for non-behavioural interest rate risk, netting off positions between businesses where possible. Treasury is subject to market risk limits which ensure the majority of the interest rate risk in Treasury is passed to the Investment Bank. Treasury is permitted to retain limited interest rate risks to facilitate the day-to-day management of hedges with the banking businesses.

Investment Bank manages the interest rate risk it receives from Treasury as part of its day-to-day rates trading operations consistent with its client-facing activities. The positions will contribute both to market risk limits and regulatory capital requirements to the extent they are retained by the Investment Bank. Investment Bank manages the risk arising from these internal trades within the VaR, stress and position limits set by Risk in the same manner as external, client-facing transactions are managed.

The Management Daily Value at Risk (see traded market risk) metrics disclosed in this annual report relate to the trading books in Investment Bank and Absa, and some banking books in Investment Bank. Interest rate risk in the banking book is typically measured through net interest margin measures such as annual earnings at risk, which is disclosed below.

292 I

Organisation and structure

The Board Risk Committee reviews and approves market risk appetite for the group. The Group Market Risk Director is responsible for the Barclays Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. Market risk reports summarise Barclays market risk exposures against agreed limits and are distributed to the principal risk owners.

The Market Risk Committee approves and makes recommendations concerning the market risk profile across Barclays Group. This includes approving the Barclays Market Risk Control Framework and Group Market Risk Policies; reviewing issues, limits and utilisation; and proposing risk appetite levels to the Board. The Committee is chaired by the Group Market Risk Director and attendees include the Chief Risk Officer, respective business aligned risk managers and senior managers from Group Market Risk as well as Internal Audit.

The head of each business is accountable for all market risks associated with its activities. The head of the market risk team covering each business is responsible for implementing the risk control framework for market risk. The control frameworks for traded, non-traded and pensions risk are all governed by the Market Risk Control Framework, which sets out how market risk should be identified, measured, controlled, reported and reviewed. The Framework also outlines and references Group Market Risk policies.

Market risk oversight and challenge is provided by business committees, Group committees including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Traded market risk

Traded market risk arises primarily as a result of client facilitation in wholesale markets. This involves market making, risk management solutions and execution of syndications. Mismatches between client transactions and hedges result in market risk due to changes in asset prices. At Investment Bank and Absa, trading risk is measured for the trading book, as defined for regulatory purposes, and certain banking books.

Trading book positions in the Investment Bank and Absa generate market risk capital requirements, in line with the regulatory requirements set out in the Capital Requirements Directive (‘CRD III’) and the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms (‘BIPRU’). Positions which cannot be included in the trading book are included within the banking book and generate risk capital requirements in line with this treatment.

Barclays maintains a Trading Book Policy Statement (‘TBPS’) which defines the minimum requirements a business must meet to run trading positions and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

Currently all trading books must be managed by either Investment Bank or separately by Absa Capital. Businesses with trading books are required to document their implementation of trading book standards which define how the Barclays-wide TBPS requirements will be implemented. The requirements also consider some of the points raised by the Fundamental Review of the Trading Book consultation paper. In particular, businesses are expected to evidence trading intent, e.g. by setting and enforcing risk and position limits and defining the consequences of breaching these limits.

  Overview of the business market risk control structure

I 293

Risk management

Market risk management continued

  Risk measurement

Positions in the trading book are subject to market risk capital. Market risk capital is computed using internal models (VaR, SVaR, IRC, APR) where the position is amenable to market risk modelling and is model approved by the FSA for capital. Otherwise the market risk capital requirement is calculated using standard rules as defined by the FSA in BIPRU. If any of the criteria specified in the TBPS are not met for a position, then that position must be allocated to the banking book.

Risk measurement

Barclays uses a range of complementary technical approaches to measure and control traded market risk including: Daily Value at Risk (DVaR), Expected Shortfall, primary and secondary stress testing and combined scenario stress testing. The risk management process also involves a trade approval process and additional control mechanisms where necessary such as position limits.

Daily Value at Risk (DVaR) is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. For internal market risk management purposes, the Investment Bank uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for all trading portfolios and certain banking books.

The table on page 295 demonstrates the risk types generated by different Investment Bank businesses. The table shows the level of DVaR type contribution to the total undiversified Management DVaR for each of the separate business units.

As defined by the FSA, a green model is consistent with a good working DVaR model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. Back-testing counts the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. For the Investment Bank’s DVaR model, green model status was maintained for 2012.

The DVaR model is regularly assessed and reviewed internally by Group Executive Models Committee and within the Investment Bank.

When reviewing DVaR estimates the following considerations should be taken into account:

¡	Historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

¡	The one day time horizon does not fully capture the market risk of positions that cannot be closed out or hedged within one day;

¡	DVaR is based on positions as at close of business and consequently intra-day risk, the risk from a position bought and sold on the same day, is not captured; and

¡	DVaR does not indicate the potential loss beyond the DVaR confidence level.

These drawbacks are common to Value at Risk models. In order to partly mitigate these issues, Barclays also calculates Expected Shortfall based on the same two year historical simulation data set as used to calculate DVaR. Expected Shortfall is the average of all one day hypothetical losses beyond the 95% confidence level DVaR.

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

¡	Interest rates – shock to the level and structure of interest rates and inflation across currencies;

¡	Credit – impact on traded corporate credit exposures, including across rating grades, geography, sectors and products;

294 I

  Concentration of market risk by business unit and risk type

¡	Foreign exchange – impact of unfavourable moves in currency prices and volatility;

¡	Equity – shocks to share prices including exposures to specific markets and sectors;

¡	Emerging Markets – stresses across specific countries including corporate and sovereign credit, interest rates and currency shocks;

¡	Commodities – adverse commodity price changes across both physical and derivative markets; and

¡	Securitised Products – stresses to securitised structures and hedges.

Secondary stress tests apply stress moves to less liquid risks, e.g. equity volatility skew. Secondary stresses are aggregated by the same set of asset classes shown above and assuming a severe flight to quality scenario. The asset class stress scenarios are frequently calibrated to previously observed market shocks.

Combined scenarios apply simultaneous shocks to several risk factors, reflecting extraordinary, but plausible macro scenarios. This is assessed by applying respective changes in foreign exchange rates, interest rates, credit spreads, commodities and equities to the portfolio. E.g. impact of a rapid and extreme slowdown in the global economy.

The annual Group-wide stress testing exercise aims to simulate the dynamics of exposures across Barclays Group and cover all risk factors. The exercise is also designed to measure the impact to Barclays fundamental business plan, and is used to manage the wider group’s strategy.

Where necessary, market risk managers also apply specific position limits, e.g. on currency open positions, in order to limit certain activities and for monitoring exposure. The Investment Bank also applies a trade approval process designed to assess the impact of potential new transactions on the firm’s risk profile.

Trading Book Regulatory Capital Models

In 2011, the Investment Bank implemented new regulatory risk models to comply with the CRD III revisions to the market risk capital requirement. These were Stressed VaR (SVaR), Incremental Risk Charge (IRC) and the All Price Risk (APR). All three models were approved by the FSA for calculation of regulatory capital for designated trading book portfolios. The SVaR approval matches the scope of the DVaR model as used for regulatory capital calculations.

SVaR is an estimate of the potential loss arising from a 12 month period of significant financial stress. SVaR uses the DVaR methodology based on inputs calibrated to historical data from a continuous 12 month period that maximises the DVaR based capital at a 99% one-tailed confidence limit.

IRC is computed on all fixed income positions subject to specific market risk (excluding the correlation trading portfolio). It calculates the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk DVaR, to a 99.9% confidence level over a one year holding period.

APR covers the correlation trading portfolio and is intended to capture all risk factors relevant to corporate nth-to-default and tranched credit derivatives. As for IRC, the capital requirement is based on a 99.9% confidence interval over a one year holding period.

When reviewing estimates produced by the CRD III models the following considerations should be taken into account:

¡

SVaR uses the same methodology as the DVaR model and hence is subject to the same considerations as this model. In addition, SVaR is calibrated to a specific 12 month historical stress period which may not reflect a stress period that could arise in the future;

¡

In common with DVaR, neither IRC nor APR indicate the potential loss beyond the specified confidence level, and they do not measure risk from trades which are bought and sold in between weekly runs; and

¡	Both IRC and APR are computed to a 1-in-1,000 year confidence level which cannot be backtested on a similar historical basis as with other regulator models.

I 295

Risk management

Market risk management continued

Risk control

Market risk is controlled through the use of an appropriate limit framework. Limits are set at the total Investment Bank portfolio level, risk factor level (e.g. interest rate risk) and business line level (e.g. Emerging Markets). Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

The total DVaR, risk factor DVaR, primary and secondary stress limits are approved by Board Risk Committee (‘BRC’). The more granular limit framework is set by risk managers to comply with the overall risk appetite and anticipated business opportunities. Compliance with limits is monitored by the independent Risk department in the Investment Bank with oversight provided by Group Market Risk.

Throughout 2012, Group Market Risk continued its ongoing programme of conformance tests on the Investment Bank’s market risk management practices. These visits review the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays Market Risk Control Framework.

Risk reporting

Barclays Investment Bank’s market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. These are also sent to Group Market Risk for review, a risk summary is presented at the Market Risk Committee and the Investment Bank’s Traded Positions Risk Review.

Non-traded interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services, when the interest rate repricing date for loans (assets) is different to the repricing date for deposits (liabilities). This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with Base rate changes. The risk resides mainly in Retail and Business Banking, Corporate Banking and Group Treasury. Barclays objective is to minimise non-traded interest rate risk and this is achieved by transferring interest rate risk from the business to a local or Group Treasury, which in turn hedges the net exposure via Investment Bank with the external market. Limits exist to ensure no material risk is retained within any business or product area. Trading activity is not permitted outside Investment Bank.

Risk measurement

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and value metrics (Economic Value of Equity, Economic Capital, DVaR, risk factor stress testing, scenario stress testing).

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income over the next 12-month period. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a parallel increase or decrease in interest rates, subject to a minimum interest rate of 0%.

The main model assumptions are:

¡	The balance sheet is kept at the current level i.e. no growth is assumed; and

¡	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

Economic Value of Equity (EVE) calculates the change in the present value of the banking book for a parallel upward and downward rate shock. This calculation is a present value sensitivity while AEaR is an income sensitivity.

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

Risk control

Non-traded market risk is controlled through the use of limits on the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits for AEaR, EVE, EC, DVaR and stress are agreed by the Group Market Risk Committee.

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

296 I

Risk management

Liquidity risk management

Liquidity risk management overview (audited)

Liquidity risk is the failure to meet obligations leading to an inability to support normal business activity and to meet liquidity regulatory requirements. Such outflows would deplete available cash resources for client lending, trading activities and investments. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, collateral posting requirements or loan drawdowns.

This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events which can result in:

¡	An inability to support normal business activity; and

¡	A failure to meet liquidity regulatory requirements.

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

The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Framework, which is designed to meet the following objectives:

¡	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk framework as expressed by the Board;

¡	To maintain market confidence in the Group’s name;

¡	To set limits to control liquidity risk within and across lines of business and legal entities;

¡	To accurately price liquidity costs, benefits and risks and incorporate those into product pricing and performance measurement;
¡	To set early warning indicators to identify immediately the emergence of increased liquidity risk or vulnerabilities including events that would impair access to liquidity resources;

¡	To project fully over an appropriate set of time horizons cash flows arising from assets, liabilities and off-balance sheet items; and

¡

To maintain a Contingency Funding Plan that is comprehensive and proportionate to the nature, scale and complexity of the business and that is regularly tested to ensure that it is operationally robust.

Governance and organisation

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. The Barclays Treasurer is responsible for designing the Group Liquidity Risk Management framework (the Liquidity Framework) which is sanctioned by the Board Risk Committee (BRC). The Liquidity Framework incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies. The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following sub-committees:

¡

The Group Funding and Liquidity Management Committee is responsible for the review, challenge and approval of the Liquidity Framework. The Liquidity Framework is reviewed regularly at Treasury Committee and BRC;

¡	The Group Asset and Liability Management Committee oversees the management and governance of asset and liability management including behavioural mismatch, structural risk and transfer pricing; and

¡

The Investment Advisory Group supervises the investment of a portion of the Group liquidity pool in longer-dated liquid assets. The Investment Advisory Group approves a detailed allocation framework across assets and tenors, and reviews the performance and risks associated with these holdings. The holdings are subject to limits set by the BRC and by the independent Group market and credit risk functions.

Liquidity is recognised as a key risk and the Barclays Treasurer is the Group Key Risk owner, supported by Key Risk Owners at regional and country levels. Execution of the Group’s liquidity risk management strategy is carried out at country level, with the country Key Risk Owners providing reports to Barclays Treasury to evidence conformance with the agreed risk profile. Further oversight is provided by country, regional and business level committees.

  Governance and organisation

I 297

Risk management

Liquidity risk management continued

  Ongoing business management

Liquidity risk framework

Barclays has a comprehensive Liquidity Framework for managing the Group’s liquidity risk. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite set by the Board.

The Liquidity Framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds, which together reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The stress tests assess potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurred.

In addition the Group maintains a Contingency Funding Plan which details how liquidity stress events of varying severity would be managed. Since the precise nature of any stress event can not be known in advance, the plans are designed to be flexible to the nature and severity of the stress event and provide a menu of options that could be used as appropriate at the time. Barclays also maintains Recovery Plans which consider actions to facilitate recovery from severe stress or an orderly resolution. The overall framework therefore provides the necessary tools to manage the continuum of liquidity risk, as summarised in the chart above.

Ongoing business management

Liquidity Limits

Barclays manages limits on a variety of on and off-balance sheet exposures, a sample of which are shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to particular sources of liabilities, asset liability mismatches and counterparty concentrations. Barclays also limits activities permitted at a country level. Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

Internal Pricing and Incentives

Barclays actively manages the composition and duration of the balance sheet and of contingent liabilities through the transfer of liquidity premium directly to business units. Liquidity premiums are charged and credited to businesses according to the behavioural life of assets and liabilities and contingent risk. These transfer pricing mechanisms are designed to ensure that liquidity risk is reflected in product pricing and performance measurement, thereby ensuring that the Liquidity Framework is integrated into business level decision making to drive the appropriate mix of sources and uses of funds.

  Liquidity Limits

298 I

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

Risk appetite and planning

Regulatory requirements are complied with at the Group and entity level, with the Liquidity Risk Appetite (LRA) providing a consistent Group wide perspective that supplements these requirements. Under the Liquidity Framework, the Group has established the LRA, which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

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

Contingency Funding Plan and Recovery Resolution Plan

Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including as a result of adverse movements in Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC.) On invocation of the CFP, the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

The CFP provides a communication plan and includes management actions to respond to liquidity stresses of varying severity. This could include monetising the liquidity pool, slowing the extension of credit, increasing the tenor of funding and securitising or selling assets.

The Group continues to work with the authorities on recovery and resolution planning (RRP). The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has since continued to work with the authorities to identify and address any impediments to resolvability.

  Examples of Early Warning Indicators

Change in composition of deposits	Level of debt buybacks	Rising funding costs

Widening CDS spreads	Change in maturity profile	Repo haircut widening

I 299

Risk management

Capital risk management

Capital risk management overview (audited)

Capital risk is the risk that the Group has insufficient capital resources to:

¡

Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

¡	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; or

¡	Support its growth and strategic options.

Capital Management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way our Businesses and Legal Entities operate. Our Capital Management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board.

Our objectives are achieved through well embedded capital management practices:

Primary Objectives	Core Practices
Provide a viable and sustainable business offering by maintaining adequate capital to cover the Group’s current and forecast business needs and associated risks	¡	Maintain a capital plan on a short term and medium term basis aligned with strategic objectives
¡

Meet minimum regulatory requirements at all times in the UK and in all other jurisdictions that the Group operates in, such as the United States and South Africa where regulated activities are undertaken

Ensure the Group and legal entities maintain adequate capital to withstand the impact of the risks that may arise under the stressed conditions analysed by the Group	¡ ¡	Perform Group-wide internal and regulatory stress tests Maintain capital buffers over regulatory minimums
	¡	Develop contingency plans for severe (stress management actions) and extreme stress tests (recovery actions)
Support a strong credit rating	¡	Maintain capital ratios aligned with rating agency expectations

Our approach to capital risk management

We adopt a forward-looking, risk based approach to Capital Risk Management. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both Short Term (Year 1 monthly) and Medium Term (3 year) financial planning cycles. Our capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support our risk profile and business needs. As a result the Group holds a diversified pool of capital resources that provides strong loss absorbing capacity and optimised returns.

Our capital plans are continually monitored against internal target capital ratios to ensure they remain appropriate, and to consider risks to the plan including possible future regulatory charges.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Capital Committee, as required.

Capital allocation

Capital allocations are approved by the Group Executive Committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group. Barclays Bank PLC (BBPLC) is the primary source of capital to its legal entities. Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Risk identification

Capital demand is assessed and quantified for credit, market, operational, interest rate risk on the banking book, pension obligation risk and securitisation risks, in line with the FSA’s regulatory requirements.

Treasury works closely with Group Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are incorporated in the Group’s capital plan. We monitor capital risks against firm-specific and macroeconomic early warning indicators and report to Treasury Committee, associated with clear escalation channels to senior management.

Stress testing

Internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of our stress tests and assess the effectiveness of our mitigations strategies.

Group also undertakes stress tests prescribed by the FSA and ECB. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

300 I

Risk mitigation

As part of the stress testing process we identify the actions that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve our capital resources in the event that stress events are more extreme than anticipated. In addition, the strong regulatory focus on resolvability has continued in 2012, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays resolvability (a Citizenship commitment made in May 2012). The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has since continued to work with the authorities to identify and address any impediments to resolvability.

Transferability of capital

The Group’s policy is for surplus capital held in Group entities to be repatriated to BBPLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-group liabilities when due.

Governance

Our Group and legal entity capital plans are underpinned by the Capital Management Framework, which includes our capital management policies and practices approved by the Capital Committee and implemented consistently and aimed at delivering on our objectives. The Group Treasury Committee and the Board approve the Group capital plan, stress tests and Recovery Plan. The Group Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast (see pages 24-26) in order to understand and manage the Group’s projected capital adequacy, amongst other things.

Resources

Global teams operate in accordance with the Group’s policies and procedures, having direct access to local regulators and businesses in order to support individual capital management at a legal entity level.

Senior management awareness and transparency

Capital ratios, early warning indicators and movements in capital demand and supply are reported to Group Treasury Committee monthly.

Capital management information is readily available at all times to support the Executive Management’s strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the FSA on an annual basis, which forms the basis of the Individual Capital Guidance set by the FSA.

Pillar 3 disclosures are approved by the Board and publicly available as a separate document in line with the Basel 2 and FSA requirements.

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

The Group’s capital ratio management strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency Core Tier 1, Tier 1 and Total capital resources to foreign currency RWAs the same as the Group’s consolidated capital ratios.

The Group’s investments in foreign currency subsidiaries and branches, to the extent that they are not hedged for foreign exchange movements, translate into Sterling upon consolidation creating Core Tier 1 capital resources sensitive to foreign currency movements. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non-Sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC in USD and EUR, but can also be achieved by subsidiaries issuing capital in local currencies, such as ABSA in South Africa.

I 301

Risk management

Operational risk management

Operational risk management overview (audited)

Operational Risk is defined as the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Recognising the impact operational risk may have on the Group a new Board Conduct, Reputation and Operational Risks Committee will be created in 2013.

The management of Operational Risk has two key objectives:

¡	To minimise the impact of losses suffered in the normal course of business (expected losses) and to avoid or reduce the likelihood of suffering an extreme (or unexpected) loss; and

¡	To improve the effective management of the Barclays Group and strengthen its brand and external reputation.

Barclays is committed to the management and measurement of operational risk and was granted a waiver by the FSA to operate an Advanced Measurement Approach (AMA) for operational risk under Basel 2, which commenced in January 2008. The majority of the Group calculates regulatory capital using AMA, however, in specific areas we apply the Basic Indicator Approach. In certain joint ventures and associates, Barclays may not be able to apply the AMA.

Areas where the Group is working towards the rollout of AMA and the Basic Indicator Approach is applied are: the Africa RBB businesses, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); Barclays Bank PLC Pakistan; Barclays Investment and Loans India Limited; the new to bank business activities acquired from Lehman Brothers; and the portfolios of assets purchased from Woolworths Financial Services in South Africa, Citi Cards Portugal and Italy, Standard Life Bank, MBNA Corporate Cards, Upromise, RCI, Egg Cards, EdCon, SallreMae and Ameriprice.

Barclays works to benchmark its internal operational risk practices with peer banks and to drive the development of advanced operational risk techniques across the industry.

Organisation and structure

Operational Risk is one of four Principal Risks in the Barclays Principal Risks Policy and comprises a number of specific Key Risks defined as follows:

¡	CyberSecurity: Risk of loss or detriment to Barclays business and customers as a result of actions committed or facilitated through the use of networked information systems;

¡	External supplier: Inadequate selection and ongoing management of external suppliers;

¡	Financial reporting: Reporting mis-statement or omission within external financial or regulatory reporting;

¡	Fraud: Dishonest behaviour with the intent to make a gain or cause a loss to others;

¡	Information: Inadequate protection of Barclays information in accordance with its value and sensitivity;

¡	Legal: Failure to identify and manage legal risks;

¡	Product: Inadequate design, assessment and testing of products/services;

¡	Payment process: Failure in operation of payments processes;
¡	People: Inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours;

¡

Premises & security: Unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats;

¡	Regulatory: Failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry;

¡	Taxation: Failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage;

¡	Technology: Failure to develop and deploy secure, stable and reliable technology solutions; and

¡	Transaction operations: Failure in the management of critical transaction processes.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage. For more information on Legal, Regulatory and Taxation risks please see pages 76-79.

The Operational Risk Framework comprises a number of elements which allow Barclays to manage and measure its Operational Risk profile and to calculate the amount of Operational Risk capital that Barclays needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Group Operational Risk policies. This framework is implemented across the Group: vertically, through the organisational structure with all businesses required to implement and operate an Operational Risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and horizontally, with the Group Key Risk Owners required to monitor information relevant to their Key Risk from each Operational Risk framework element.

Barclays operates with a robust system of internal control that seeks to ensure that business is transacted and risk taken without exposure to unacceptable potential losses or reputational damage. To this end, Barclays has implemented the Group Internal Control and Assurance Framework (GICAF) which is aligned with the internationally recognised Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO).

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Operational risk managers are widely distributed throughout the Group and support these areas, assisting line managers in understanding and managing their risks.

The Operational Risk Director (or equivalent) for each business is responsible for ensuring the implementation of and compliance with Group Operational Risk policies.

The Group Operational Risk Director is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational Risk across the Group.

302 I

The Operational Risk Committee (ORC) is the senior executive body responsible for the oversight and challenge of Operational risk in Barclays. Group Operational Risk Executive Committee (GOREC) is a sub-committee of the ORC, the output of which is presented to the Board Risk Committee (BRC).

In addition, Governance and Control Committees (G&CCs) in each business monitor control effectiveness. The Group G&CC receives reports from these committees and considers Group-significant control issues and their remediation. The Group G&CC presents to the Board Audit Committee (BAC).

Businesses are required to report their Operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks to their business objectives and the effectiveness of key controls, control issues of Group-level significance, operational risk events and a review of scenarios and capital. Specific reports are prepared on a regular basis for ORC, BRC and BAC.

The Internal Audit function provides further independent review and challenge of the Group’s operational risk management controls, processes and systems and reports to the Board and senior management.

Operational risk management framework

The Barclays Operational risk framework is a key component of GICAF and has been designed to meet a number of external governance requirements including Basel, the Capital Requirements Directive and Turnbull guidance as an evaluation framework for the purposes of Section 404(a) of the Sarbanes-Oxley Act. It also supports the Sarbanes-Oxley requirements.

The Operational risk framework includes the following elements:

Risk assessments

Barclays identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to Barclays. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

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

Key Risk Scenarios

By combining data from risk events, risk assessments and key indicators with that from audit findings, expert management judgement and other internal data sources, Barclays is able to generate Key Risk Scenarios (KRSs). These scenarios identify the most significant operational risks across the Group. The KRSs are validated at business and Group level to ensure that they appropriately reflect the level of operational risk the business faces.

Barclays shares and receives an anonymous sub-set of KRS information with member banks of ORX in order to compare and contrast scenario analysis with peers.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

Operational risk appetite

Barclays approach to determining appetite for Operational risk combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non financial risks.

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

Operational risk measurement

The Operational risk capital model uses the outputs of the risk management tools to measure Barclays operational risk exposure, and in particular, Key Risk Scenarios. The model estimates the frequency and severity of operational risk losses for each risk type to provide a distribution of potential losses over a year for Barclays as a whole. This process takes into account the possibility of correlations i.e. impacts from different risks occurring together. The model generates a regulatory capital requirement, which is determined to a level of 99.9% confidence. Once the overall level of regulatory capital for the Group has been established it is allocated, on a risk sensitive basis, to businesses.

I 303

Shareholder information

Resources for shareholders including the Company articles of association, classes of shares and contact details for shareholder enquiries.

304	Shareholder information
364	Shareholder enquiries
365	Index

304 I

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

Since December 2009 Barclays has declared and paid dividends on a quarterly basis. A final dividend for the full year ended 31 December 2011 of 3.0p was paid in March 2012 and there were three equal payments in June, September and December 2012 of 1p per ordinary share. A final cash dividend for the full year ended 31 December 2012 of 3.5p was announced on 12 February 2013 for payment on 15 March 2013.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2012	2011	2010	2009	2008
Interim	3.00	3.00	3.00	1.00	11.50
Final	3.50	3.00	2.50	1.50	–
Total	6.50	6.00	5.50	2.50	11.50

US Dollars per 25p ordinary share
	2012	2011	2010	2009	2008
Interim	0.05	0.05	0.05	0.02	0.20
Final	0.05	0.05	0.04	0.02	–
Total	0.10	0.10	0.09	0.04	0.20

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2012	2011	2010	2009	2008
Interim	0.19	0.19	0.18	0.07	0.82
Final	0.22	0.19	0.16	0.09	–
Total	0.41	0.38	0.34	0.16	0.82

For years prior to 2009, final dividends expressed in Dollars have been translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate). From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. The final dividends for 2010, 2011 and 2012 are expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on 4 March 2011, 2 March 2012 and 4 March 2013 respectively (the latest practicable date for inclusion in this report). No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2012, 12,242,633,551 ordinary shares were in issue.

Ordinary share listings were also obtained on the New York Stock Exchange (NYSE) with effect from 9 September 1986. Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is JP Morgan Chase

Bank, N.A. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 661 ADR holders and 1,667 recorded holders of ordinary shares with US addresses at 31 December 2012, whose shareholdings represented approximately 4.1% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Sale prices for ordinary shares
	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$
2013
By month:
January	307.66	269.60	19.29	17.71
February	330.56	288.32	20.55	18.10

2012
By month:
July	176.52	148.20	10.77	9.31
August	200.00	160.95	12.35	10.05
September	237.00	178.80	14.81	11.49
October	288.00	214.50	15.80	14.09
November	255.70	226.15	16.28	14.53
December	268.70	243.15	17.47	15.66

By Quarter:
First quarter	287.45	176.75	16.27	11.18
Second quarter	240.61	160.00	15.24	10.30
Third quarter	237.00	148.20	14.81	9.31
Fourth quarter	288.00	214.50	17.47	14.09

2011
First quarter	333.55	272.75	21.64	16.77
Second quarter	308.85	237.30	20.04	15.33
Third quarter	265.55	138.85	17.09	8.55
Fourth quarter	210.00	144.35	13.85	9.24

2011	333.55	138.85	21.64	8.55
2010	383.20	255.40	24.10	15.40
2009	383.60	51.20	25.40	3.10
2008	506.40	127.70	41.40	7.40
2007	790.00	474.50	62.50	39.90

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

I 305

Shareholder information continued

Shareholdings at 31 December 2012[a]	Number of shareholders	Percentage of holders	Shares held	Percentage of capital

Classification of shareholders
Personal Holders	310,223	95.72	483,243,453	3.95
Banks and Nominees	12,052	3.72	11,411,761,438	93.21
Other Companies	1,819	0.56	347,579,502	2.84
Insurance Companies	9	–	34,862	–
Pension Funds	11	–	14,296	–
Total	324,114	100	12,242,633,551	100

Shareholding range
1 - 100	19,810	6.11	786,513	0.01
101 - 250	76,636	23.64	15,777,954	0.13
251 - 500	86,225	26.60	30,047,718	0.25
501 - 1,000	51,721	15.96	37,288,311	0.30
1,001 - 5,000	65,498	20.21	144,168,692	1.18
5,001 - 10,000	12,898	3.98	91,404,991	0.75
10,001 - 25,000	7,589	2.34	115,075,723	0.94
25,001 - 50,000	1,771	0.55	60,920,539	0.50
50,001 and over	1,966	0.61	11,747,163,110	95.94

Totals	324,114	100	12,242,633,551	100
United States Holdings	1,667	0.51	5,007,859	0.04

Note

a  These figures include Barclays Sharestore members.

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2012 through to February 2013, the highest and lowest closing spot rates as determined by Bloomberg at 5:00 p.m (New York time) (the ‘Closing Spot Rate’), expressed in US Dollars per Pound Sterling were:

	(US Dollars per Pound Sterling)
	February	January	December	November	October	September
	2013		2012
High	1.58	1.63	1.63	1.61	1.62	1.63
Low	1.51	1.57	1.60	1.58	1.60	1.59

For 2008 the average of the Noon Buying Rates on the last day of each month is shown in the table below. From January 2009, the Federal Reserve Bank of New York discontinued the publication of Noon Buying Rates. From 2009 the average Closing Spot Rate on the last day of each month is shown in the table below.

	(US Dollars per Pound Sterling)
	2012	2011	2010	2009	2008
Average	1.59	1.61	1.54	1.57	1.84

On 4 March 2013, the Closing Spot Rate in Pound Sterling was $1.51.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

306 I

Articles of Association

The Company was incorporated in England on 20 July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was reregistered as Barclays PLC on 1 January 1985.

Under the Companies Act 2006 (Act) a company’s Memorandum of Association now need only contain the names of the subscribers and the number of shares each subscriber has agreed to take. For companies in existence as of 1 October 2009, all other provisions which were contained in the company’s Memorandum of Association, including the company’s objects, are now deemed to be contained in the company’s articles. The Act also states that a company’s objects are unrestricted unless that company’s articles provide otherwise. Barclays PLC adopted new Articles of Association at its Annual General Meeting (AGM) on 30 April 2010 to reflect these changes and as a result its objects are now unrestricted.

The Company may, by Special Resolution, amend its Articles of Association. In addition to the changes referred to above, the Articles of Association adopted at the 2010 AGM updated the Articles of Association to reflect the implementation of the remaining provisions of the Companies Act 2006. The following is a summary of the current Articles of Association (Articles):

Directors

(i)	The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.

(ii)	Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii)	No Director may act (either himself/herself or through his/her firm) as an auditor of the Company. A Director may hold any other office of the Company on such terms as the Board shall determine.

(iv)	At each AGM of the Company, one third of the Directors (rounded down) are required to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/her intention to propose a person for election.

(v)	The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/ herself for re-election. He/she is not taken into account in determining the number of Directors retiring by rotation.

(vi)	The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.
(vii)	A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).

(viii)	The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

(ix)	A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FSA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(a)	to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;

(c)	to obtain insurance for the benefit of Directors;

(d)	involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;

(e)	that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);

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

I 307

Shareholder information continued

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

308 I

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

I 309

Shareholder information continued

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

Officers of the Group		Date of appointment as officer
Lawrence Dickinson	Company Secretary	2002
Mark Harding	Group General Counsel	2003
Thomas L. Kalaris	Chief Executive of Wealth and	2009
	Investment Banking
	Executive Chairman of
	Barclays in the Americas
Robert Le Blanc	Chief Risk Officer	2004
Peter Estlin	Co-Head of Finance	2012
Mark Merson	Financial Controller and	2012
	Co-Head of Finance
Maria Ramos	Group Chief Executive, Absa	2009
	and Barclays Africa
Rich Ricci	Chief Executive of Corporate	2009
	and Investment Banking
Sir Hector Sants	Head of Compliance and	2013
	Government and Regulatory
	Relations
Valerie Soranno Keating	CEO, Barclaycard	2012
Ashok Vaswani	CEO, Retail and Business	2012
	Banking

310 I

Taxation of UK holders

The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares (together the ‘Shares’).

It is based on current law and the practice of Her Majesty’s Revenue and Customs (‘HMRC’), which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, the summary deals with shareholders who are resident and, in the case of individuals, ordinarily resident (the concept of ordinary residence is expected to be abolished from 6 April 2013) and domiciled in the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares. The statements are not addressed to: (i) shareholders who own (or are deemed to own) 10 per cent or more of the voting power of Barclays PLC or the Bank; (ii) shareholders who hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired their Shares by virtue of an office or employment; and (iv) Shareholders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate Shareholder, through a permanent establishment or otherwise). It does not discuss the tax treatment of classes of shareholder subject to special rules, such as dealers in securities.

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

UK resident individuals receiving a dividend will generally be entitled to a tax credit in respect of such dividend which may be used by certain shareholders to set against any liability they may have to UK income tax on that dividend. The value of the tax credit is currently equal to one-ninth of the amount of the cash dividend. The cash dividend received plus the related tax credit (together, the ‘gross dividend’) will be part of the shareholder’s total income for UK income tax purposes. It will be regarded as the top slice of the shareholder’s income, and will be subject to UK income tax at a special rate (see below).

If the shareholder is a UK resident individual liable to income tax only at the basic rate, then he/she will be liable to UK income tax of 10% of the gross dividend. Since the tax credit will fully match this liability, there should be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher or additional rates, there will be a further liability to tax because the tax credit will not fully match the tax liability. Higher/additional rate taxpayers are taxable on the gross dividend at a special rate (currently 32.5%/ 42.5% respectively) against which the tax credit may be set. The dividend additional rate will be 37.5% with effect from 6 April 2013.

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

(ii) Taxation of shares under the Dividend Reinvestment Plan

Where a shareholder elects to purchase shares using their cash dividend, such shareholders will generally be liable for income tax or corporation tax (as the case may be) on dividends reinvested in the Dividend Reinvestment Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their tax return in the normal way.

(iii) Taxation of capital gains

Where shares are disposed of, a liability to tax on capital/chargeable gains may arise, depending on the shareholder’s circumstances. Where shares are sold, a liability to tax may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs and in certain circumstances indexation relief. To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31 March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Shareholders within the charge to UK corporation tax may be eligible for indexation allowance.

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

(iv) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – Stamp Duty’). The transfer on sale of Ordinary Shares and Preference Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer. An unconditional agreement to transfer Ordinary Shares and Preference Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally, with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

I 311

Shareholder information continued

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

Taxation of US holders

The following is a summary of the principal US (and certain UK) tax consequences for US holders of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares, and who are citizens or residents of the US, or otherwise who are subject to US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organizations, (iv) life insurance companies, (v) holders liable for alternative minimum tax, (vi) holders that actually or constructively own 10% or more of Barclays voting stock, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (viii) holders that purchase or sell shares or ADSs as part of a wash sale for tax purposes, (ix) US holders (as defined below) whose functional currency is not the US dollar, or (x) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the ‘Code’), and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the ‘Treaty’), all of which are subject to change, possibly on a retroactive basis.

This section is also based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

(i) Taxation of dividends

Subject to PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or Barclays Bank PLC, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays PLC or Barclays Bank PLC, with respect to the Ordinary or Preference shares or ADSs will generally be qualified dividend income.

A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on a US holder’s circumstances, be either ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder.

The amount of the dividend distribution includable in income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar foreign exchange rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US and will not be eligible for the special tax rate applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

312 I

(ii) Taxation of capital gains

Subject to PFIC rules discussed below, US holders will generally not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of Ordinary shares, Preference shares or ADSs. Generally, a US holder will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and a US holder’s tax basis, determined in US Dollars, in its shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

(iii) Taxation of premium on redemption or purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of Preference shares by Barclays Bank PLC or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss but may be treated as a distribution in respect of the holder’s shares.

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

(vi) Stamp duty

No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS.

(vii) Estate and gift tax

Under the Estate and Gift Tax Convention between the United Kingdom and the United States, a US holder generally is not subject to UK inheritance tax.

FATCA Risk Factor

In certain circumstances shares or ADSs may be subject to US withholding tax starting in 2017

The United States has passed legislation (commonly referred to as ‘FATCA’) which generally will impose new information reporting and other requirements with respect to certain holders of ‘financial accounts’, as such term is defined in the FATCA rules. Under FATCA, non-US financial institutions generally will be required to enter into agreements with the US Internal Revenue Service (‘IRS’) to identify financial accounts held by US persons or entities with substantial US ownership, as well as accounts of other ‘financial institutions’ that are not themselves participating in (or otherwise exempt from) the FATCA reporting regime. For these purposes, the term ‘financial institution’ includes, among others, banks, insurance companies and funds that are engaged primarily in the business of investing, reinvesting or trading in securities, commodities or partnership interests.

If a participating non-US financial institution makes a covered payment to an accountholder that has not provided information requested to enable the institution to comply with its FATCA reporting obligations, or if the recipient of the payment is a non-participating non-US financial institution (that is not otherwise exempt), the payor will be required to withhold 30% on all or a portion of the payment. The withholding tax on payments to a non-participating non-US financial institution generally will apply whether the financial institution is receiving payments for its own account or on behalf of another person. The IRS has not yet issued guidance on how this withholding tax will be calculated with respect to such payments.

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

Financial institutions in jurisdictions that have enacted legislation to collect and share information regarding their US accountholders with the United States will generally be able to receive payments free of withholding under FATCA. To date, the UK, Denmark, Ireland, Mexico and Switzerland have entered into such intergovernmental agreements with the US, to gather relevant information and share it with the US. France Germany, Italy and Spain have announced their intention to enter into similar agreements and many other countries are in negotiation or exploring their options with the US. Outside of those countries which have already signed or initialled agreements, it is not yet clear whether legislation implementing these agreements will be enacted in any jurisdiction nor is it entirely clear how any such legislation will impact the treatment of shares or ADSs under FATCA.

I 313

Shareholder information continued

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

314 I

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
ADR depositary or substituting the underlying shares

Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:

–    Share distributions, stock splits, rights issues, mergers

–    Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities

$5.00 or less per 100 ADSs (or portion thereof)
Receiving or distributing cash dividends	Distribution of cash dividends	No fee currently payable
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per 100 ADSs (or portion thereof)
Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares	$5.00 or less per 100 ADSs (or portion thereof)
General depositary services, particularly those charged on an annual basis	Other services performed by the ADR depositary in administering the ADS program	No fee currently payable
Expenses of the ADR depositary

Expenses incurred on behalf of holders in connection with:

–    Taxes and other governmental charges

–    Cable, telex and facsimile transmission/delivery

–    Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares

–    Expenses of the ADR depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

–    Any other charge payable by the ADR depositary or its agents

Expenses payable at the sole discretion of the ADR depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

I 315

Shareholder information continued

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to reimburse certain Barclays expenses related to the Barclays ADS program and incurred by Barclays in connection with the program up to $1m per annum. The table below sets out the expenses that the ADR depositary reimbursed and the amounts reimbursed in the year ended 31 December 2012, which include certain expenses paid by the ADR depositary to third parties on behalf of Barclays:

Category of expense reimbursed to Barclays	Amount reimbursed for the Year Ended 31 December 2012 (000s)
Audit fees and Section 404 Sarbanes-Oxley Act Compliance	$494.4
Legal fees	$207.1
Distribution of voting documentation – AGM	$113.8
Investor Relations	$94.1
NYSE listing fees	$90.6
Total	$1,000

Under certain circumstances, including removal of the ADR depositary or termination of the ADS program by Barclays, Barclays is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of Barclays.

The ADR depositary has agreed to waive certain of its fees chargeable to Barclays with respect to standard costs associated with the administration of the ADS program.

316 I

Additional Information

External auditor objectivity and independence: Non-Audit Services

Our policy on the provision of services by the Group’s statutory Auditor sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Group.

The Board Audit Committee oversees compliance with the Policy and considers and, if appropriate, approves requests to use the Auditor for non-audit work. Allowable services are pre approved up to but not including £100,000 or £25,000 in the case of certain taxation services. The Group Finance Director and the Company Secretary and their teams deal with day to day administration of the policy, facilitating requests for approval.

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

I 317

Additional Information continued

NYSE Corporate Governance Statement

As our main listing is on the London Stock Exchange, we follow the UK Corporate Governance Code. However, as Barclays also has American Depositary Receipts listed on the New York Stock Exchange (NYSE), we are also subject to the NYSE’s Corporate Governance Rules (NYSE Rules). We are exempt from most of the NYSE Rules, which US domestic companies must follow, because we are a non-US company listed on the NYSE. However, we are required to provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules and must also disclose any significant differences between our corporate governance practices and those followed by domestic US companies listed on the NYSE. Key differences between the Code and NYSE Rules are set out here:

Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 12.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board Remuneration (rather than Compensation) Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable. We also have a Board Financial Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to financial risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Corporate Governance and Nominations Committee has developed corporate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE Rules, we have a number of ‘values based’ business conduct and ethics policies, which apply to all employees. In addition, we have adopted a Code of Ethics for the Chief Executive and senior financial officers as specified by the US Securities and Exchange Commission.

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

318 I

Share Capital

Substantial shareholders

As at 4 March, 2013 the Company had been notified under Rule 5 of the DTR of the following holdings of voting rights in its shares:

2012 Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital
His Highness Sheikh Mansour Bin Zayed Al Nahyan[b]	783,509,699	6.09	–	–
Qatar Holding LLC[c]	813,964,552	6.65	–	–
BlackRock, Inc[d]	805,969,166	7.06	–	–
Legal & General Group Plc[e]	480,805,132	3.99	–	–
The Capital Group Companies Inc[f]	492,653,250	4.02	–	–

a	The percentage of voting rights detailed above were calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
b	Total shown comprises (1) 758,437,618 shares that are legally owned by PCP Gulf Invest 3 Limited, which is wholly owned by Nexus Capital Investing Limited (NCIL). NCIL is in turn wholly owned by Abu Dhabi International United Investments LLC, which is in turn wholly owned by His Highness Sheikh Mansour Bin Zayed Al Nahyan (HHSM); and (2) 25,072,081 cash-settled options referencing ordinary shares that are legally owned by Yas Capital Limited (YCL), which is, in turn, wholly owned by HHSM. YCL has no right to acquire or exercise any voting rights in Barclays PLC.
c	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
d	Total shown includes 8,003,236 contracts for difference to which voting rights are attached.
e	Legal & General Group plc’s interest is held by Legal & General Assurance (Pensions Management) Limited.
f	The Capital Group Companies Inc (CG) holds its shares via CG management companies and funds.

As at 2 March 2012, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2011 Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital	Number of warrants	% of total voting rights attached to issued share capital[a]
BlackRock, Inc[b]	805,969,166	7.06	–	–
Qatar Holding LLC[c]	827,411,735	6.79	379,218,809	1.62
Nexus Capital Investing Ltd[d]	852,730,529	6.99	–	–
Legal & General Group Plc	480,805,132	3.99	–	–

a	The percentages of voting rights detailed above were calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR and were calculated without including the new shares to be issued when the Warrants are exercised. This results in the percentage figures being artificially high.
b	The number of Barclays shares includes 8,003,236 contracts for difference to which voting rights are attached.
c	Total shown includes 13,447,183 options on ordinary shares.
d	Total shown includes 94,292,911 cash-settled options referencing ordinary shares.

As at 4 March 2011, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the FSA of the following holdings of voting rights in its shares:

2010 Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital	Number of warrants	% of total voting rights attached to issued share capital[a]
BlackRock, Inc[b]	805,969,166	7.06	–	–
Qatar Holding LLC	813,964,552	6.76	379,218,809	3.15
Nexus Capital Investing Ltd	758,437,618	6.30	–	–
Legal & General Group Plc	480,805,132	3.99	–	–

a	The percentages of voting rights detailed above were calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR and were calculated without including the new shares to be issued when the Warrants are exercised. This results in the percentage figures being artificially high.
b	The number of Barclays shares includes 8,003,236 contracts for difference to which voting rights are attached.

I 319

Additional Information continued

Disclosure controls and procedures

The Chief Executive, Antony Jenkins, and the Group Finance Director, Chris Lucas, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2012, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

Group Executive Committee

Antony Jenkins, Chief Executive, Executive Director

See page 36 for full biography.

Chris Lucas, Group Finance Director, Executive Director

See page 37 for full biography.

Robert Le Blanc, Chief Risk Officer

Robert joined Barclays in 2002 as Head of Risk Management for the Investment Bank, and has been the Chief Risk Officer for Barclays Group since 2004. Prior to joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit and risk management areas in New York and London. Robert is a non-executive Director of Absa, which is majority owned by Barclays.

Mark Harding, Group General Counsel

Mark joined Barclays as Group General Counsel in 2003 and is responsible for legal issues throughout the bank. Previously, Mark was a partner in the international law firm, Clifford Chance, where his practice spanned bank finance, capital markets and financial services regulation. He also spent four years at UBS as General Counsel of its investment bank. Mark chairs the Group Governance and Control Committee. Mark is past Chairman of the General Counsel 100 Group and of the Board of the International Swaps and Derivatives Association (ISDA), and is a Governor of the Legal Education Foundation. Mark has announced that he has decided to retire from the company and has agreed to remain in his role until a successor has been appointed and an appropriate handover has been completed. It is expected that this process will take a considerable time to complete.

Thomas L Kalaris, Chief Executive of Wealth and Investment Management and Executive Chairman of Barclays in the Americas

Tom joined Barclays in September 1996, and joined the Barclays Executive Committee in November 2009. He also chairs Barclays Client Committee and the Barclays Americas Executive Committee. During an 18 year career at JP Morgan, Tom held a number of roles, including Head of Fixed Income Sales, Trading and Research, and was responsible for all activities with investors in the United States. He has served on the US Treasury Borrowing Advisory Committee and is a former Chair of the US Bond Market Association, a predecessor organization to SIFMA (Securities Industry and Financial Markets Association).

Shaygan Kheradpir, Chief Operations and Technology Officer

Shaygan joined Barclays in January 2011 and is responsible for technology and operations across Barclays. Prior to his appointment as Chief Operations and Technology Officer he was Chief Operating Officer of Barclay’s global retail business bank (RBB). From January 2007 to December 2010, Shaygan served as the Executive Vice President and Chief Information & Technical Officer for Verizon Communications where he was responsible for the technology initiatives of all Verizon’s business units. Prior to this, Shaygan was Senior Vice President and Chief Information Officer for Verizon Telecom, with oversight of all information technology initiatives for the company’s wireline communications unit. Shaygan began his communications career with GTE in 1987. Shaygan is a member of the National Institute of Standards & Technology VCAT (Visiting Committee on Advanced Technology), an adjunct professor of electrical engineering at Northeastern University, and holds several patents. He was named to the CIO magazine’s Hall of Fame in 2007. Shaygan holds a Bachelor’s, Master’s and Doctorate degree in electrical engineering from Cornell University.

Maria Ramos, Group Chief Executive, Absa and Chief Executive of Africa, Barclays

Maria Ramos is the Chief Executive of Absa Group Ltd, which is majority owned by Barclays. Prior to joining Absa in March 2009, she was Group Chief Executive of Transnet Ltd, the state-owned South African freight transport and logistics service provider, for five years. This was after successfully serving as Director-General of the National Treasury for seven years. She has in the past served as a Non-Executive and Independent Director on the Boards of Sanlam Ltd, Remgro Ltd and SABMiller PLC. She currently serves on the Board of Richemont SA, the Executive Committee of the World Economic Forum’s International Business Council and the Executive Committee of Business Leadership South Africa.

Rich Ricci, Chief Executive of Corporate and Investment Banking

Rich joined Barclays Capital in 1994 and subsequently assumed responsibility for several of its support areas. In December 2002 he became COO of Barclays Global Investors (BGI) and a member of the BGI Executive Committee. Rich was appointed COO of Barclays Investment Banking and Investment Management businesses in January 2005, comprising Barclays Capital, Barclays Wealth and BGI. Prior to joining Barclays Capital, Rich held senior front-office, finance and technology positions at the Bank of Boston and the Bank of New England. Rich was appointed Co-Chief Executive of Corporate and Investment Banking in 2009 and assumed his current position in June 2012.

Sir Hector Sants, Head of Compliance and Government and Regulatory Relations

Sir Hector joined Barclays in January 2013 as Head of Compliance and Government and Regulatory Relations. Prior to that Sir Hector was the Chief Executive of the Financial Services Authority from July 2007 until July 2012. He was also Deputy Governor Designate of the Bank of England and CEO designate of the Prudential Regulation Authority between June 2010 and July 2012. During this period he served as a member of the interim Financial Policy Committee of the Bank of England. He joined the FSA in May 2004 as a Managing Director prior to which he was Chief Executive Officer of Europe, Middle East and Africa at Credit Suisse First Boston. Sir Hector is also Chair of the Said Business School at Oxford University, a role he was appointed to in 2010.

Valerie Soranno Keating, CEO, Barclaycard

Valerie is the CEO of Barclaycard, a broad international payments business that manages over £200bn in annual payments from consumer and business customers in Europe, South Africa and the US. She joined Barclaycard in June 2009 after a 16-year career at American Express, where she was a member of the Global Management team and held a variety of senior executive positions. Prior to American Express, Valerie spent eight years as a management consultant with A.T. Kearney where she advised Fortune 500 companies on operational excellence and business strategy. Valerie is a member of the Board of Visa Europe, chairs the Barclays Global Payment Council and is Chairman of the Board of Barclays Bank of Delaware.

320 I

Ashok Vaswani, CEO, Retail and Business Banking

Ashok is responsible for retail and business products and services. Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, becoming chairman of Entercard. He went on to manage Barclays in Africa and his most recent role was CEO for UK Retail and Business Banking. Prior to Barclays, Ashok was a partner at Brysam Global Partners, a New York City based private equity firm focused on building retail financial service businesses in emerging markets. Ashok spent 20 years with Citigroup working in Asia, Middle East, Central Asia, Europe and North America, his last position being CEO of the Global Consumer Bank in Asia Pacific. Ashok is on the advisory board of S. P. Jain Institute of Management and has served on the advisory board of Insead Singapore and Visa Asia Pacific. He is Founder Director of Lend-a-Hand, a non-profit organisation focused on economic development in India. Ashok represents Barclays as a Non-executive director on the Board of Absa, the Group’s South African banking subsidiary, having been appointed in February 2013.

I 321

Additional Information continued

Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)

Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of 2012 (‘ITRA’) added new Section 13(r) to the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by this annual report:

Legacy guarantees

Barclays entered into several guarantees for the benefit of Iranian banks between 1993 and 2006 in connection with the supply of goods and services by Barclays customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers have since been designated as Specifically Designated Nationals (‘SDNs’) by the US Treasury Department’s Office of Foreign Assets Control (‘OFAC’). In addition, Barclays entered into similar guarantees between 1993 and 2005 for the benefit of a Syrian bank that is now an SDN. Some of the underlying buyers related to the Syrian guarantees have also been designated SDNs.

The guarantees have been either issued on an ‘extend or pay’ basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee or on the basis that Barclays obligations can only be discharged with the consent of the beneficiary counter party. Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were entered into in compliance with applicable laws and regulations at the time at which they were entered into. Revenue in the amount of less than £12,000 was received in the year ending 31 December 2012. Any payments made under the guarantees are made in compliance with applicable laws and regulations. Barclays intends to terminate each of these legacy guarantees if the applicable law changes so as to allow it.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (‘NIOC’) pursuant to which Barclays rents a portion of NIOC House in London to house a Barclays bank branch. Barclays makes payments to a wholly-owned subsidiary of the NIOC Pension Fund in respect of this lease. NIOC is wholly owned by the Iranian Government and is an SDN. Barclays has obtained authorisation from Her Majesty’s Treasury (‘HMT’) to make the quarterly lease payments into a frozen account, and the payments have been made in compliance with applicable laws and regulations. The lease is a 60 year lease and has 26 years remaining. There is no early termination clause.

Clearing system

Banks in the United Arab Emirates (‘UAE’), including certain of the Iranian banks that are SDNs, participate in the various banking payment and settlement systems used in the UAE (the ‘UAE Clearing Systems’). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, and its participation in the UAE Clearing Systems is in compliance with applicable law and regulations. However, in order to help reduce the risk of participating in transactions in which participant Iranian SDN banks may be involved, as of 1 July 2012, Barclays implemented restrictions relating to its participation in the UAE Image Cheque Clearance System and the UAE Funds Transfer System. Barclays intends to similarly restrict its participation in the other UAE Clearing Systems in accordance with applicable law and regulation when it is able. Barclays attributed no revenue in 2012 in relation to its participation in the UAE Clearing Systems.

Payments reported to OFAC

In February 2012, a customer of Barclays received seven payments made by third parties on behalf of an Iranian SDN. Five further payments were blocked by Barclays in April and May 2012, in respect of which Barclays filed the required blocked property reports with OFAC. Barclays voluntarily disclosed the seven payments to OFAC on July 3, 2012. Barclays received less than £50 in revenue in relation to these payments. Barclays has exited its primary banking relationships with this customer and will close remaining legacy positions as soon as it is able.

Barclays also processed a payment on behalf of its customer for the payment of goods that included freight costs to a supplier who used a SDN shipping company for the transportation of such goods. Barclays was not aware prior to the payment of the use of the SDN shipping company and has voluntarily disclosed this payment to OFAC. Barclays received less than £50 in revenue in relation to this payment.

Account closure payments

Between December 1999 and August 2012 Barclays maintained a UK bank account in London for a customer that is the Government of Iran within the meaning of Section 13(r) of the Exchange Act. During 2012, the account was closed and Barclays paid away the balance of the account to a non-Barclays account held by the customer. Barclays obtained HMT’s prior authorisation and the payment was made in compliance with applicable rules and regulations. Although the bank account has been closed, the customer did not at the same time close its Barclaycard merchant facility which was used to allow the processing of card payments for the customer. This account was dormant in 2011 and 2012 and the facility is being closed and will be exited before the end of March 2013. No revenue was received from this customer in the year ended 31 December 2012.

In 2012, Barclays closed personal accounts held by two customers who were removed from the HMT Sanctions List though they remained SDNs as determined by OFAC. In one instance, the funds were withdrawn by the customer; in the other instance, Barclays transferred the funds to an account with another UK bank. Barclays has no further relationship with either person. No revenue was received from these two customers in the year ended 31 December 2012.

Others

During the course of 2012, Barclays processed certain payments made by its customers either returning funds or receiving funds in connection with unwinding certain business transactions with Iranian SDN banks. All such payments were made in compliance with applicable law and regulations. For processing these payments, Barclays received fees totalling less than £10.

322 I

Barclays processed a payment for its non-UK bank customer that was paying funds it held on behalf of an SDN Iranian bank to that SDN bank’s frozen Sterling account held at another UK bank. The customer obtained the necessary HMT license and the payment by Barclays was made in compliance with applicable law and regulations. In respect of this transaction, Barclays received fees totalling less than £10.

During the course of 2012, Barclays also received certain payments into customer accounts made by or on behalf of the Government of Iran, or by or through other Iranian government-owned entities, including banks which are SDNs. All such payments were received in compliance with applicable law and regulations and, where appropriate, Barclays has made the required notifications to HMT and obtained HMT’s prior authorisation and Barclays customers held the required HMT licenses to receive or make such payments. In respect of these transactions, Barclays received fees totalling less than £20.

In addition, a Barclays customer has a rolling annual contract with an SDN to facilitate the SDN’s monthly salary transactions. Barclays received those payments into its customer’s account from a frozen account under HMT licence and processed the paying away of those funds to the SDN’s employees in compliance with applicable law and regulations. During the year ended 31 December 2012 Barclays received less than £100 in revenue in relation to these payments.

I 323

Additional information

Summary of Certain Share and Cash Plans and Long Term Incentive Plans

Summary of Barclays Group share and cash plans and long term incentive plans

Barclays operates a number of share and cash plans and long term incentive plans. The principal plans used for awards made in or, in respect of, the 2012 performance year are shown in the table below. Awards are granted either by the plan trustee or by the Board Remuneration Committee, and are subject to the applicable plan rules. Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustee purchases shares in the market to satisfy awards; in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained.

Summary of principal share and cash plans and long term incentive plans
Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details
Share Value Plan (SVP)	All employees (including executive Directors)	Yes	Deferred share bonus released in annual instalments over a three year period, dependent on future service and subject to malus provisions

–   Plan typically used for mandatory deferral of a proportion of bonus into Barclays shares where bonus is above a threshold (set annually by the Committee)

–   This plan typically works in tandem with the CVP

–   Deferred share bonus vests over three years in equal annual instalments dependent on future service

–   Vesting is subject to malus provisions

–   Dividend equivalents may be released based on the number of shares under award that are released

–   On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) subject to the Committee and/or trustee discretion. For other leavers, awards will normally lapse

–   On change of control, awards may vest at the Committee’s and/or trustee’s discretion

–   For SVP awards made in 2013 to Code Staff, a holding period of 6 months will apply to shares (after tax) on release

Cash Value Plan (CVP)	All employees (excluding executive Directors)	No	Deferred cash bonus paid in annual instalments over a three year period, dependent on future service and subject to malus provisions

–   Plan typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee)

–   This plan typically works in tandem with the SVP

–   Deferred cash bonus vests over three years in equal annual instalments dependent on future service

–   Vesting is subject to malus provisions

–   Participants may be awarded a service credit of 10% of the initial value of the award at the same time as the final instalment is paid

–   Change of control and leaver provisions are as for SVP

Barclays LTIP	Selected employees (including executive Directors)	Yes	Awards over Barclays shares or over other capital instruments, subject to risk-adjusted performance conditions and malus provisions

–   Awarded on a discretionary basis with participation reviewed by the Committee

–   Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period

–   Vesting is subject to malus provisions

–   For awards made for the 2012-2014 performance period, 50% of any Barclays shares released (after payment of tax) will be subject to an additional 12 month holding period

–   For awards made for the 2013-2015 performance period, any Barclays shares released (after payment of tax) will be subject to an additional two year holding period

–   On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse

– On change of control, awards may vest at the Committee’s discretion

324 I

Additional information

Summary of Certain Share and Cash Plans and Long Term Incentive Plans

Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details
Business Unit Long Term Incentive Plans	Selected senior employees (excluding executive Directors) within each business unit	No	Design varies by business unit. Awards made after at least three years, with additional deferral after this period. Awards typically made 50% in cash and 50% in Barclays share awards

–   Participation on a discretionary basis

–   Risk-adjusted performance conditions vary by business unit to reflect applicable business strategy

–   Minimum plan duration is between three and five years (depending on plan)

–   Award is subject to malus provisions

–   Participation may cease if the participant leaves Barclays other than for eligible leaver reasons

–   No new awards under business unit long term incentive plans are expected to be made in 2013

Sharesave	All employees in the UK and Ireland	Yes	Options over Barclays shares at a discount of 20%, with shares or cash value of savings delivered after three to five years

–   HMRC approved in the UK and approved by the Revenue Commissioners in Ireland

–   Opportunity to purchase Barclays shares at a discount price (currently a 20% discount) set on award date with savings made over three, five or seven year term

–   Maximum individual savings of £250 per month (€315 in Ireland)

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

–   HMRC approved plan

–   Participants may purchase up to £1,500 of Barclays shares each tax year

–   Barclays matches the first £600 of shares purchased by employees on a one for one basis for each tax year

–   Dividends received are awarded as additional shares

–   Purchased shares may be withdrawn at any time (though if removed prior to three years from award, the corresponding matching shares are forfeited).

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

I 325

Additional information

Reconciliation of non-IFRS figures to IFRS figures

Reconciliation of non-IFRS profit before tax to IFRS profit before tax

		Adjusting Items
	IFRS £m	Own credit losses/(gains) £m	Gains on debt buy backs £m	(Gain)/loss on disposal of Blackrock, Inc.[a] £m	Impairment of investment in Blackrock, Inc. £m	Provision for PPI & interest rate hedging product redress £m	Goodwill impairment £m	Loss on acquisistions and disposals £m	Adjusted £m
For the year ended 31 December 2012
Total income net of insurance claims	24,691	4,579	–	(227)	–	–	–	–	29,043
Credit impairment charges and other provisions	(3,596)	–	–	–	–	–	–	–	(3,596)
Operating expenses	(20,989)	–	–	–	–	2,450	–	–	(18,539)
Other income/(losses)	140	–	–	–	–	–	–	–	140
Profit before tax	246	4,579	–	(227)	–	2,450	–	–	7,048

For the year ended 31 December 2011
Total income net of insurance claims	32,292	(2,708)	(1,130)	58	–	–	–	–	28,512
Credit impairment charges and other provisions	(3,802)	–	–	–	–	–	–	–	(3,802)
Impairment of investment in BlackRock, Inc.	(1,800)	–	–	–	1,800	–	–	–	–
Operating expenses	(20,777)	–	–	–	–	1,000	597	–	(19,180)
Other income/(losses)	(34)	–	–	–	–	–	–	94	60
Profit before tax	5,879	(2,708)	(1,130)	58	1,800	1,000	597	94	5,590

For the year ended 31 December 2010
Total income net of insurance claims	31,440	(391)	–	–	–	–	–	–	31,049
Credit impairment charges and other provisions	(5,672)	–	–	–	–	–	–	–	(5,672)
Operating expenses	(19,971)	–	–	–	–	–	243	–	(19,728)
Other income/(losses)	268	–	–	–	–	–	–	(210)	58
Profit before tax	6,065	(391)	–	–	–	–	243	(210)	5,707

Note

a	2012 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in 2011 is recorded as part of Net operating income.

326 I

Commitments and contractual obligations

Analysis of results by business	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Investment Bank £m	Corporate Banking £m	Wealth and Investment Management £m	Head Office and Other Operations £m	Total £m
2012
Statutory basis
Total income net of insurance claims	4,421	915	3,157	4,170	11,722	2,918	1,815	(4,427)	24,691
Credit impairment charges and other provisions	(269)	(328)	(646)	(979)	(460)	(872)	(38)	(4)	(3,596)
Net operating income	4,152	587	2,511	3,191	11,262	2,046	1,777	(4,431)	21,095
Operating expenses	(3,864)	(839)	(2,053)	(2,135)	(7,249)	(2,355)	(1,463)	(1,031)	(20,989)
Other net income	4	13	10	30	50	10	1	22	140
Statutory profit/(loss) before tax	292	(239)	468	1,086	4,063	(299)	315	(5,440)	246
Tax	(79)	57	(212)	(293)	(1,184)	66	(40)	1,203	(482)
Statutory (loss)/profit after tax	213	(182)	256	793	2,879	(233)	275	(4,237)	(236)
Statutory (loss)/profit after tax and non- controlling interests	214	(182)	95	711	2,810	(259)	272	(4,702)	(1,041)

Adjusted basis
Total income net of insurance claims	4,421	915	3,157	4,170	11,722	2,918	1,815	(75)	29,043
Credit impairment charges and other provisions	(269)	(328)	(646)	(979)	(460)	(872)	(38)	(4)	(3,596)
Net operating income	4,152	587	2,511	3,191	11,262	2,046	1,777	(79)	25,447
Operating expenses (excluding UK bank levy)	(2,684)	(839)	(2,053)	(1,715)	(7,249)	(1,505)	(1,463)	(1,031)	(18,539)
Other net income	4	13	10	30	50	10	1	22	140
Adjusted profit before tax	1,472	(239)	468	1,506	4,063	551	315	(1,088)	7,048
Adjusted profit after tax	1,108	(182)	256	1,115	2,879	415	275	(843)	5,023
Adjusted profit after tax and non-controlling interests	1,109	(182)	95	1,033	2,810	389	272	(1,308)	4,218

Adjusting items
Own credit[a]	–	–	–	–	–	–	–	4,579	4,579
Gain on disposal of BlackRock, Inc. investment[a]	–	–	–	–	–	–	–	(227)	(227)
Provision for PPI redress[b]	1,180	–	–	420	–	–	–	–	1,600
Provision for interest rate hedging products redress[b]	–	–	–	–	–	850	–	–	850
Post tax impact of adjusting items[c]	895	–	–	322	–	648	–	3,394	5,259

Notes

a	Adjusting item recorded in Total income net of insurance claims.
b	Adjusting item recorded in Operating expenses.
c	Adjusting item recorded in Adjusted profit after tax and Adjusted profit after tax and non-controlling interests.

I 327

Additional information

Reconciliation of non-IFRS figures to IFRS figures continued

Analysis of results by business	UK RBB £m	Europe RBB £m	Africa RBB[a] £m	Barclaycard £m	Investment Bank £m	Corporate Banking[a] £m	Wealth and Investment Management £m	Head Office and Other Operations £m	Total £m
2011
Statutory basis
Total income net of insurance claims	4,656	1,226	3,571	4,095	10,335	3,108	1,744	3,557	32,292
Credit impairment charges and other provisions	(536)	(261)	(466)	(1,259)	(93)	(1,147)	(41)	1	(3,802)
Impairment of investment in BlackRock, Inc.	–	–	–	–	–	–	–	(1,800)	(1,800)
Net operating income	4,120	965	3,105	2,836	10,242	1,961	1,703	1,758	26,690
Operating expenses	(3,102)	(1,638)	(2,279)	(2,306)	(7,289)	(1,882)	(1,493)	(788)	(20,777)
Other net (expense)/income	2	12	6	31	12	(71)	(3)	(23)	(34)
Statutory profit/(loss) before tax	1,020	(661)	832	561	2,965	8	207	947	5,879
Tax	(295)	73	(299)	(173)	(781)	(59)	(18)	(376)	(1,928)
Statutory profit/(loss) after tax	725	(588)	533	388	2,184	(51)	189	571	3,951
Statutory profit/(loss) after tax and non-controlling interests	725	(588)	256	317	2,126	(71)	188	54	3,007

Adjusted basis
Total income net of insurance claims	4,656	1,226	3,571	4,095	10,335	3,108	1,744	(223)	28,512
Credit impairment charges and other provisions	(536)	(261)	(466)	(1,259)	(93)	(1,147)	(41)	1	(3,802)
Net operating income	4,120	965	3,105	2,836	10,242	1,961	1,703	(222)	24,710
Operating expenses (excluding UK bank levy)	(2,702)	(1,211)	(2,279)	(1,659)	(7,289)	(1,759)	(1,493)	(788)	(19,180)
Other net income/(expense)	2	12	4	31	12	2	(3)	–	60
Adjusted profit before tax	1,420	(234)	830	1,208	2,965	204	207	(1,010)	5,590
Adjusted profit after tax	1,019	(161)	531	876	2,184	145	189	(518)	4,265
Adjusted profit after tax and non-controlling interests	1,019	(161)	254	805	2,126	125	188	(1,035)	3,321

Adjusting items
Own credit[b]	–	–	–	–	–	–	–	(2,708)	(2,708)
Gains on debt buy-backs[b]	–	–	–	–	–	–	–	(1,130)	(1,130)
Impairment and loss on disposal of BlackRock, Inc. investment[c]	–	–	–	–	–	–	–	1,858	1,858
Provision for PPI redress[d]	400	–	–	600	–	–	–	–	1,000
Goodwill impairment[d]	–	427	–	47	–	123	–	–	597
Losses/(gains) on acquisitions and disposals[e]	–	–	(2)	–	–	73	–	23	94
Post tax impact of adjusting items[f]	294	427	(2)	488	–	196	–	(1,089)	314

Notes

a	Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. The 2010 and 2011 comparatives have been restated. This restatement has no impact on the Group’s overall result.
b	Adjusting item recorded in Total income net of insurance claims.
c	2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in 2011 is reported as part of Net operating income.
d	Adjusting item recorded in Operating expenses.
e	Adjusting item recorded in Other net income.
f	Adjusting item recorded in Adjusted profit after tax and Adjusted profit after tax and non-controlling interests.

328 I

Analysis of results by business	UK RBB £m	Europe RBB £m	Africa RBB[a] £m	Barclaycard £m	Investment Bank £m	Corporate Banking[a] £m	Wealth and Investment Management £m	Head Office and Other Operations £m	Total £m
2010
Statutory basis
Total income net of insurance claims	4,518	1,164	3,512	4,024	13,209	3,162	1,560	291	31,440
Credit impairment charges and other provisions	(819)	(314)	(559)	(1,688)	(543)	(1,699)	(48)	(2)	(5,672)
Net operating income	3,699	850	2,953	2,336	12,666	1,463	1,512	289	25,768
Operating expenses	(2,809)	(1,033)	(2,307)	(1,570)	(8,295)	(2,018)	(1,349)	(590)	(19,971)
Other net income/(expense)	99	44	84	25	18	(2)	–	–	268
Statutory profit/(loss) before tax	989	(139)	730	791	4,389	(557)	163	(301)	6,065
Tax	(201)	137	(179)	(199)	(1,339)	24	(18)	259	(1,516)
Statutory profit/(loss) after tax	788	(2)	551	592	3,050	(533)	145	(42)	4,549
Statutory profit/(loss) after tax and non-controlling interests	789	(4)	290	531	2,994	(546)	145	(635)	3,564

Adjusted basis
Total income net of insurance claims	4,518	1,164	3,512	4,024	13,209	3,162	1,560	(100)	31,049
Credit impairment charges and other provisions	(819)	(314)	(559)	(1,688)	(543)	(1,699)	(48)	(2)	(5,672)
Net operating income	3,699	850	2,953	2,336	12,666	1,463	1,512	(102)	25,377
Operating expenses (excluding UK bank levy)	(2,809)	(1,033)	(2,307)	(1,570)	(8,295)	(1,775)	(1,349)	(590)	(19,728)
Other net income/(expense)	(1)	15	3	25	18	(2)	–	–	58
Adjusted profit before tax	889	(168)	649	791	4,389	(314)	163	(692)	5,707
Adjusted profit after tax	688	(22)	480	592	3,050	(290)	145	(323)	4,320
Adjusted profit after tax and non-controlling interests	689	(24)	219	531	2,994	(303)	145	(916)	3,335

Adjusting items
Own credit[b]	–	–	–	–	–	–	–	(391)	(391)
Goodwill impairment[c]	–	–	–	–	–	243	–	–	243
Gains on acquisitions and disposals[d]	(100)	(29)	(81)	–	–	–	–	–	(210)
Post tax impact of adjusting items[e]	(100)	(20)	(71)	–	–	243	–	(281)	(229)

Notes

a	Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. The 2010 and 2011 comparatives have been restated. This restatement has no impact on the Group’s overall result.
b	Adjusting item recorded in Total income net of insurance claims.
c	Adjusting item recorded in Operating expenses.
d	Adjusting item recorded in Other net income.
e	Adjusting item recorded in Adjusted profit after tax and Adjusted profit after tax and non-controlling interests.

I 329

Additional information

Additional financial disclosure (unaudited)

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers accounts.

Average for the year ended 31 December[a]	2012 £m	2011 £m	2010 £m
Deposits from banks
Customers in the United Kingdom	13,853	13,821	13,486
Other European Union	54,897	45,417	48,715
United States	9,759	10,392	7,373
Africa	5,009	3,583	1,783
Rest of the World	8,824	15,906	20,837
Total deposits from banks	92,342	89,119	92,194
Customer Accounts
Customers in the United Kingdom	236,063	226,018	214,466
Other European Union	51,619	44,229	44,188
United States	48,090	36,934	29,837
Africa	47,826	46,568	42,354
Rest of World	9,484	17,778	23,464
Customer Accounts	393,082	371,527	354,309

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £48,382m (2011: £63,965m).

Year ended 31 December	2012 £m	2011 £m	2010 £m
Customer Accounts	385,707	366,032	345,788
In offices in the United Kingdom:
Current and Demand Accounts
– interest free	56,806	51,592	48,125
Current and Demand Accounts
– interest bearing	27,140	28,429	27,091
Savings accounts	86,579	82,291	79,444
Other time deposits- retail	16,410	24,712	29,422
Other time deposits- wholesale	57,151	54,048	43,948
Total repayable in offices in the United Kingdom	244,086	241,072	228,030
In offices outside the United Kingdom:
Current and Demand Accounts
- interest free	11,976	9,150	6,493
Current and Demand Accounts
- interest bearing	31,897	27,036	28,734
Savings accounts	13,293	10,868	12,484
Other time deposits	84,455	77,906	70,047
Total repayable in offices outside the United Kingdom	141,621	124,960	117,758

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £43,346m (2011: £45,826mb).

Notes

a	Calculated based on month-end balances.
b	The prior year figure has been revised to reflect a more accurate geographic segmentation of customer account deposit balances.

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper and negotiable certificates of deposit.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2012 £m	2011 £m	2010 £m
Year-end balance	77,010	91,116	77,975
Average balance[a]	92,342	89,119	92,194
Maximum balance[a]	101,469	111,358	102,137
Average interest rate during year	0.3%	0.4%	0.4%
Year-end interest rate	0.4%	0.2%	0.2%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than US$100,000, with maturities of up to 270 days.

	2012 £m	2011 £m	2010 £m
Year-end balance	15,718	21,077	20,138
Average balance[a]	19,175	19,639	19,986
Maximum balance[a]	24,671	24,245	25,976
Average interest rate during year	0.3%	0.2%	0.3%
Year-end interest rate	0.3%	0.5%	0.4%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2012 £m	2011 £m	2010 £m
Year-end balance	35,621	36,959	60,184
Average balance[a]	38,827	45,609	55,242
Maximum balance[a]	49,660	53,723	60,803
Average interest rate during year	0.9%	0.7%	0.6%
Year-end interest rate	0.7%	1.3%	1.0%

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2012 £m	2011 £m	2010 £m
Year-end balance	217,342	207,292	225,534
Average balance[a]	271,425	291,338	298,054
Maximum balance[a]	325,752	347,533	373,627
Average interest rate during year	0.4%	0.6%	0.4%
Year-end interest rate	0.2%	0.2%	0.3%

330 I

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m
As at 31 December 2012
Guarantees and letters of credit pledged as collateral security	8,938	3,401	2,792	724	15,855
Performance guarantees, acceptances and endorsements	4,959	534	404	509	6,406
Documentary credits and other short-term trade related transactions	866	111	–	50	1,027
Standby facilities, credit lines and other commitments	163,873	59,420	19,551	4,972	247,816

As at 31 December 2011
Securities Lending arrangements[a]	35,996	–	–	–	35,996
Guarantees and letters of credit pledged as collateral security	6,761	2,967	2,097	2,356	14,181
Performance guarantees, acceptances and endorsements	6,750	843	564	549	8,706
Documentary credits and other short-term trade related transactions	1,155	197	–	6	1,358
Standby facilities, credit lines and other commitments	163,989	23,241	44,867	8,185	240,282

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m
As at 31 December 2012
Long-term debt[b]	63,867	34,022	19,004	40,832	157,725
Operating lease obligations	708	730	563	2,768	4,769
Purchase obligations	536	538	15	–	1,089
Total	65,111	35,290	19,582	43,600	163,583

As at 31 December 2011
Long-term debt[b]	75,237	28,347	17,256	48,301	169,140
Operating lease obligations	597	755	920	2,830	5,102
Purchase obligations	825	836	123	39	1,823
Total	76,659	29,938	18,299	51,170	176,065

Net cash flows from derivatives used to hedge long-term debt amount to £6.9bn (2011: £6.1bn).

Further information on the contractual maturity of the Group’s assets and liabilities is given in the Funding section of the Risk review.

Notes

a	The Securities lending arrangements with Blackrock expired on 30 November 2012.
b	Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments. The prior year numbers have been revised to reflect this basis.

I 331

Additional information

Additional financial disclosure (unaudited) continued

Securities

Securities at fair value	2012		2011		2010
As at 31 December	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m	Book value £m	Amortised cost £m
Investment securities – available for sale
United Kingdom government	13,132	12,742	9,490	8,899	12,056	12,130
Other government[a]	33,038	31,370	29,103	28,101	22,120	22,444
Other public bodies and US Agencies	4,027	4,017	801	802	1,545	1,568
Mortgage and asset backed securities	4,601	4,745	2,853	3,173	2,148	2,390
Bank and building society certificates of deposit	410	420	401	414	576	599
Corporate and other issuers	19,469	19,043	20,962	20,914	21,184	21,139
Debt securities	74,677	72,337	63,610	62,303	59,629	60,270
Equity securities	432	399	4,881	7,724	5,481	6,014
Investment securities – available for sale	75,109	72,736	68,491	70,027	65,110	66,284
Other securities – held for trading
United Kingdom government	11,143	n/a	10,232	n/a	9,943	n/a
Other government	56,639	n/a	65,265	n/a	60,674	n/a
Other public bodies and US Agencies	19,265	n/a	16,447	n/a	28,181	n/a
Mortgage and asset backed securities	12,320	n/a	10,859	n/a	11,611	n/a
Bank and building society certificates of deposit	4	n/a	38	n/a	757	n/a
Corporate and other issuers	13,086	n/a	17,824	n/a	25,156	n/a
Debt securities	112,457	n/a	120,665	n/a	136,322	n/a
Equity securities	24,751	n/a	24,861	n/a	25,613	n/a
Other securities – held for trading	137,208	n/a	145,526	n/a	161,935	n/a

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

Maturities and yield of available for sale debt securities
As at 31 December 2012	Maturing with one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Government	9,305	1.1%	15,832	3.0%	12,735	5.0%	8,298	4.6%	46,170	3.5%
Other public bodies and US Agencies	2,530	0.4%	1,012	4.3%	484	5.6%	1	2.6%	4,027	2.0%
Other issuers	5,486	1.9%	13,129	6.0%	1,908	5.1%	3,957	5.9%	24,480	5.0%
Total book value	17,321	1.3%	29,973	4.4%	15,127	5.1%	12,256	5.0%	74,677	3.9%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2012 by the fair value of securities held at that date.

Note

a	The comparative figures for 2011 and 2010 have been revised for the inclusion of AFS Treasury and Other Eligible Bills.

332 I

Average balance sheet

Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

Average assets and interest income	2012			2011			2010
Year ended 31 December	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks:[a]
– in offices in the United Kingdom	39,013	487	1.2	37,019	567	1.5	51,735	439	0.8
– in offices outside the United Kingdom	108,028	354	0.3	98,590	464	0.5	76,477	337	0.4
Loans and advances to customers:[a]
– in offices in the United Kingdom	277,210	9,438	3.4	261,786	9,186	3.5	261,936	8,346	3.2
– in offices outside the United Kingdom	148,095	7,832	5.3	151,549	8,738	5.8	142,410	9,048	6.4
Available for sale investments:
– in offices in the United Kingdom	48,263	1,145	2.4	48,840	1,507	3.1	25,215	674	2.7
– in offices outside the United Kingdom	17,598	549	3.1	17,945	627	3.5	22,547	839	3.7
Trading portfolio assets:
– in offices in the United Kingdom	54,867	1,499	2.7	64,023	2,135	3.3	76,341	2,519	3.3
– in offices outside the United Kingdom	130,253	2,423	1.9	136,747	3,387	2.5	105,443	3,884	3.7

Reverse repurchase agreements and cash collateral on securities borrowed:[b]
– in offices in the United Kingdom	196,241	940	0.5	205,555	1,592	0.8	215,982	1,169	0.5
– in offices outside the United Kingdom	118,130	347	0.3	142,619	450	0.3	148,791	526	0.4
Financial assets designated at fair value:
– in offices in the United Kingdom	25,044	49	0.2	20,373	96	0.5	21,822	750	3.4
– in offices outside the United Kingdom	6,387	212	3.3	4,688	95	2.0	8,283	129	1.6

Total average interest earning assets	1,169,129	25,275	2.2	1,189,734	28,844	2.4	1,156,982	28,660	2.5
Impairment allowances/provisions	(10,925)			(11,653)			(10,143)
Non-interest earning assets	578,485			550,956			596,162
Total average assets and interest income	1,736,689	25,275	1.5	1,729,037	28,844	1.7	1,743,001	28,660	1.6
Percentage of total average interest earning assets in offices outside the United Kingdom	45.2%			46.4%			43.6%

Total average interest earning assets related to:
Interest income		25,275	2.2		28,844	2.4		28,660	2.5
Interest expense		(16,917)	1.6		(21,048)	1.9		(20,511)	1.8
		8,358	0.6		7,796	0.5		8,149	0.7

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 194 offsets financial assets and liabilities where a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

I 333

Additional information

Additional financial disclosure (unaudited) continued

Average liabilities and interest expense	2012			2011			2010
Year ended 31 December	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	62,453	313	0.5	61,621	670	1.1	58,666	461	0.8
– in offices outside the United Kingdom	19,854	187	0.9	13,954	304	2.2	19,870	296	1.5
Customer accounts:
– in offices in the United Kingdom	210,068	2,059	1.0	207,457	2,305	1.1	198,149	1,602	0.8
– in offices outside the United Kingdom	88,972	2,773	3.1	88,962	2,834	3.2	72,660	2,698	3.7
Debt securities in issue:
– in offices in the United Kingdom	77,279	2,378	3.1	83,685	3,188	3.8	86,209	2,594	3.0
– in offices outside the United Kingdom	53,035	1,366	2.6	63,158	1,756	2.8	68,581	1,889	2.8

Dated and undated loan capital and other subordinated liabilities principally:
– in offices in the United Kingdom	23,680	2,036	8.6	27,512	2,393	8.7	26,794	2,180	8.1
Repurchase agreements and cash collateral on securities lent:[a]
– in offices in the United Kingdom	204,766	953	0.5	206,240	1,866	0.9	181,043	1,104	0.6
– in offices outside the United Kingdom	172,827	703	0.4	204,122	432	0.2	226,105	714	0.3
Trading portfolio liabilities:
– in offices in the United Kingdom	36,174	1,575	4.4	43,217	2,142	5.0	51,073	2,225	4.4
– in offices outside the United Kingdom	63,594	1,060	1.7	77,691	1,949	2.5	48,046	1,853	3.9
Financial liabilities designated at fair value
– in offices in the United Kingdom	37,443	1,477	3.9	37,854	1,001	2.6	64,153	2,696	4.2
– in offices outside the United Kingdom	16,731	37	0.2	19,050	208	1.1	19,189	199	1.0
Total average interest bearing liabilities	1,066,876	16,917	1.6	1,134,523	21,048	1.9	1,120,538	20,511	1.8
Interest free customer deposits:
– in offices in the United Kingdom	52,713			48,192			47,263
– in offices outside the United Kingdom	7,177			7,879			6,563
Other non-interest bearing liabilities	550,806			475,699			507,299

Minority and other interests and shareholders’ equity	59,117			62,744			61,338
Total average liabilities, shareholders’ equity and interest expense	1,736,689	16,917	1.0	1,729,037	21,048	1.2	1,743,001	20,511	1.2
Percentage of total average interest bearing non-capital liabilities in offices outside the United Kingdom	38.9%			41.2%			40.6%

Notes

a	Average balances for repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 194 offsets financial assets and liabilities where a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

334 I

Changes in net interest income – volume and rate analysis

The following tables allocate changes in net interest income between changes in volume and changes in interest rates for the last three years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

	2012/2011 Change due to increase/(decrease) in:			2011/2010 Change due to increase/(decrease) in:			2010/2009 Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Loans and advances to banks:
– in offices in the UK	(80)	30	(110)	128	(150)	278	(44)	99	(143)
– in offices outside the UK	(110)	41	(151)	127	103	24	66	219	(153)
	(190)	71	(261)	255	(47)	302	22	318	(296)
Loans and advances to customers:
– in offices in the UK	252	530	(278)	840	(5)	845	(1,233)	(246)	(987)
– in offices outside the UK	(906)	(196)	(710)	(310)	559	(869)	(553)	(62)	(491)
	(654)	334	(988)	530	554	(24)	(1,786)	(308)	(1,478)
Available for sale investments:
– in offices in the UK	(361)	(18)	(343)	833	714	119	(851)	(610)	(241)
– in offices outside the UK	(78)	(12)	(66)	(212)	(163)	(49)	354	333	21
	(439)	(30)	(409)	621	551	70	(497)	(277)	(220)
Trading portfolio assets
– in offices in the UK	(636)	(281)	(355)	(384)	(410)	26	(743)	(664)	(79)
– in offices outside the UK	(965)	(155)	(810)	(497)	973	(1,470)	656	52	604
	(1,601)	(436)	(1,165)	(881)	563	(1,444)	(87)	(612)	525
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	(652)	(69)	(583)	423	(58)	481	(601)	460	(1,061)
– in offices outside the UK	(103)	(73)	(30)	(76)	(21)	(55)	(139)	15	(154)
	(755)	(142)	(613)	347	(79)	426	(740)	475	(1,215)
Financial assets designated at fair value:
– in offices in the UK	(47)	18	(65)	(654)	(47)	(607)	(72)	117	(189)
– in offices outside the UK	117	42	75	(34)	(66)	32	(186)	(100)	(86)
	70	60	10	(688)	(113)	(575)	(258)	17	(275)
Total interest receivable:
– in offices in the UK	(1,524)	210	(1,734)	1,186	44	1,142	(3,544)	(844)	(2,700)
– in offices outside the UK	(2,045)	(353)	(1,692)	(1,002)	1,385	(2,387)	198	457	(259)
	(3,569)	(143)	(3,426)	184	1,429	(1,245)	(3,346)	(387)	(2,959)

I 335

Additional information

Additional financial disclosure (unaudited) continued

Changes in net interest income – volume and rate analysis

	2012/2011 Change due to increase/(decrease) in:			2011/2010 Change due to increase/(decrease) in:			2010/2009 Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable[a]
Deposits by banks:
– in offices in the UK	(357)	9	(366)	209	24	185	(344)	(86)	(258)
– in offices outside the UK	(117)	98	(215)	8	(104)	112	1	(129)	130
	(474)	107	(581)	217	(80)	297	(343)	(215)	(128)
Customer accounts
– in offices in the UK	(246)	29	(275)	703	78	625	(947)	270	(1,217)
– in offices outside the UK	(61)	–	(61)	136	553	(417)	(1,220)	(396)	(824)
	(307)	29	(336)	839	631	208	(2,167)	(126)	(2,041)
Debt securities in issue:
– in offices in the UK	(810)	(231)	(579)	594	(78)	672	408	305	103
– in offices outside the UK	(390)	(267)	(123)	(133)	(151)	18	(389)	(345)	(44)
	(1,200)	(498)	(702)	461	(229)	690	19	(40)	59

Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	(357)	(329)	(28)	213	59	154	291	30	261

Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	(913)	(13)	(900)	762	171	591	(196)	82	(278)
– in offices outside the UK	271	(75)	346	(282)	(64)	(218)	(135)	39	(174)
	(642)	(88)	(554)	480	107	373	(331)	121	(452)
Trading portfolio liabilities:
– in offices in the UK	(567)	(325)	(242)	(83)	(367)	284	32	(191)	223
– in offices outside the UK	(889)	(312)	(577)	96	888	(792)	854	359	495
	(1,456)	(637)	(819)	13	521	(508)	886	168	718
Financial liabilities designated at fair value:
– in offices in the UK	476	(11)	487	(1,695)	(890)	(805)	1,473	1,312	161
– in offices outside the UK	(171)	(22)	(149)	9	(1)	10	(30)	9	(39)
	305	(33)	338	(1,686)	(891)	(795)	1,443	1,321	122
Total interest payable:
– in offices in the UK	(2,774)	(871)	(1,903)	703	(1,003)	1,706	717	1,722	(1,005)
– in offices outside the UK	(1,357)	(578)	(779)	(166)	1,121	(1,287)	(919)	(463)	(456)
	(4,131)	(1,449)	(2,682)	537	118	419	(202)	1,259	(1,461)
Movement in net interest income
Increase/(decrease) in interest receivable	(3,569)	(143)	(3,426)	184	1,429	(1,245)	(3,346)	(387)	(2,959)
Increase/(decrease) in interest payable	(4,131)	(1,449)	(2,682)	537	118	419	(202)	1,259	(1,461)
	(7,700)	(1,592)	(6,108)	721	1,547	(826)	(3,548)	872	(4,420)

Note

a	Values for the 2011/2010 movement have been revised to more appropriately reflect the drivers of the change in interest expense.

336 I

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section.

A. Impairment

Movements in allowance for impairment by geography
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Allowance for impairment as at 1 January	10,597	12,432	10,796	6,574	3,772
Acquisitions and disposals	(80)	(18)	78	434	307
Unwind of discount	(211)	(243)	(213)	(185)	(135)
Exchange and other adjustments	(286)	(440)	331	(127)	791
Amounts written off:
United Kingdom	(1,972)	(2,401)	(1,928)	(1,588)	(1,514)
Europe	(1,119)	(932)	(616)	(599)	(162)
Americas	(311)	(954)	(742)	(686)	(1,056)
Africa and the Middle East	(655)	(695)	(627)	(446)	(187)
Asia	(62)	(183)	(397)	(61)	–
Recoveries:
United Kingdom	127	159	116	48	131
Europe	31	43	22	13	4
Americas	–	–	5	8	3
Africa and the Middle East	51	56	54	80	36
Asia	3	7	4	1	–
New and increased impairment allowance:
United Kingdom	1,728	2,442	2,848	3,163	2,162
Europe	1,589	1,299	1,434	1,945	754
Americas	483	438	1,323	1,650	1,543
Africa and the Middle East	853	727	949	1,124	551
Asia	50	56	385	229	106
Reversals of impairment allowance:
United Kingdom	(356)	(353)	(355)	(331)	(213)
Europe	(463)	(135)	(264)	(248)	(94)
Americas	(23)	(280)	(386)	(6)	(14)
Africa and the Middle East	(70)	(113)	(128)	(45)	(36)
Asia	(16)	(50)	(56)	(1)	(1)
Recoveries:
United Kingdom	(127)	(159)	(116)	(48)	(131)
Europe	(31)	(43)	(22)	(13)	(4)
Americas	–	–	(5)	(8)	(3)
Africa and the Middle East	(51)	(56)	(54)	(80)	(36)
Asia	(3)	(7)	(4)	(1)	–
Allowance for impairment as at 31 December	9,676	10,597	12,432	10,796	6,574
Average loans and advances for the year	572,346	548,944	532,558	447,569	453,413

I 337

Additional information

Additional financial disclosure (unaudited) continued

Analysis of impairment charges
As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impairment charges:
United Kingdom	1,245	1,930	2,377	2,784	1,818
Europe	1,095	1,121	1,148	1,684	656
Americas	460	158	932	1,636	1,526
Africa and the Middle East	732	558	767	999	479
Asia	31	(1)	325	227	105
Impairment on loans and advances	3,563	3,766	5,549	7,330	4,584
Impairment on available for sale assets	40	1,860	51	670	382
Impairment on reverse repurchase agreements	(3)	(48)	(4)	43	124
Impairment charges	3,600	5,578	5,596	8,043	5,090
Other credit provisions charge	(4)	24	76	28	329
Impairment charges	3,596	5,602	5,672	8,071	5,419

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry
As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
United Kingdom:
Financial institutions	30	83	22	485	76
Manufacturing	12	41	38	112	118
Construction	25	22	77	54	15
Property	82	59	123	113	80
Energy and water	1	5	–	–	1
Wholesale and retail distribution and leisure	109	297	170	314	59
Business and other services	138	138	238	175	234
Home loans	18	66	37	33	28
Cards, unsecured and other personal lending	799	1,200	1,646	1,416	1,179
Other	31	19	26	82	28
Total United Kingdom	1,245	1,930	2,377	2,784	1,818
Overseas	2,318	1,836	3,172	4,546	2,766
Total impairment charges	3,563	3,766	5,549	7,330	4,584

338 I

Allowance for impairment by industry
	2012		2011		2010		2009		2008
As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial institutions	411	4.2	456	4.3	447	3.6	493	4.6	81	1.2
Manufacturing	37	0.4	97	0.9	84	0.6	142	1.3	185	2.8
Construction	31	0.3	53	0.5	76	0.6	41	0.4	18	0.3
Property	118	1.2	121	1.1	131	1.0	90	0.8	114	1.7
Energy and water	–	–	–	–	–	–	–	–	1	–
Wholesale and retail distribution and leisure	243	2.5	378	3.6	256	2.1	182	1.7	43	0.7
Business and other services	217	2.2	258	2.4	259	2.1	218	2.0	236	3.6
Home loans	129	1.3	134	1.3	85	0.7	63	0.6	46	0.7
Cards, unsecured and other personal lending	2,043	21.1	2,469	23.3	3,020	24.3	2,688	24.9	2,160	32.9
Other	41	0.4	39	0.4	71	0.6	92	0.8	63	0.9
Total United Kingdom	3,270	33.8	4,005	37.8	4,429	35.6	4,009	37.1	2,947	44.8
Overseas	6,406	66.2	6,592	62.2	8,003	64.4	6,787	62.9	3,627	55.2
Total	9,676	100.0	10,597	100.0	12,432	100.0	10,796	100.0	6,574	100.0

Amounts written off and recovered by industry
	Amounts written off					Recoveries of amounts previously written off
As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
United Kingdom:
Financial institutions	55	67	68	72	88	4	–	2	3	4
Manufacturing	76	28	102	162	53	2	4	6	4	8
Construction	52	45	42	34	19	4	2	1	3	2
Property	95	71	86	141	27	7	3	4	3	2
Energy and water	1	3	–	2	1	–	–	–	4	–
Wholesale and retail distribution and leisure	246	229	103	182	137	13	39	6	8	7
Business and other services	200	127	198	197	153	22	6	7	5	10
Home loans	36	45	20	16	4	2	3	1	–	1
Cards, unsecured and other personal lending	1,184	1,739	1,250	724	960	73	102	75	13	88
Other	27	47	59	58	72	–	–	14	5	9
Total United Kingdom	1,972	2,401	1,928	1,588	1,514	127	159	116	48	131
Overseas	2,147	2,764	2,382	1,792	1,405	85	106	85	102	43
Total	4,119	5,165	4,310	3,380	2,919	212	265	201	150	174

Impairment ratios						2012%	2011%	2010%	2009%	2008%
Impairment charges as a percentage of average loans and advances						0.62	0.69	1.04	1.64	1.01
Amounts written off (net of recoveries) as a percentage of average loans and advances						0.68	0.89	0.77	0.72	0.61
Allowance for impairment balance as a percentage of loans and advances as at 31 December						2.03	2.16	2.60	2.29	1.27

I 339

Additional information

Additional financial disclosure (unaudited) continued

B. Potential credit risk loans

Credit risk loans summary As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impaired loans	15,172	17,326	26,630	16,401	12,264
Accruing loans which are contractually overdue 90 days or more as to principal or interest	2,605	3,179	4,388	5,310	2,953
Impaired and restructured loans	788	837	864	831	483
Credit risk loans	18,565	21,342	31,882	22,542	15,700

Credit risk loans As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impaired loans:
United Kingdom	4,717	5,801	5,744	4,724	3,793
Europe	4,886	5,261	5,397	4,184	1,713
Americas	3,345	3,759	11,928	4,744	4,397
Africa and Middle East	2,151	2,408	3,206	2,390	1,996
Asia	73	97	355	359	365
Total	15,172	17,326	26,630	16,401	12,264
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	1,227	1,216	1,380	2,305	1,656
Europe	476	650	802	953	562
Americas	96	110	164	232	433
Africa and Middle East	803	1,195	2,010	1,766	172
Asia	3	8	32	54	130
Total	2,605	3,179	4,388	5,310	2,953
Impaired and restructured loans:
United Kingdom	615	643	662	582	367
Europe	27	60	33	41	29
Americas	116	124	141	180	82
Africa and Middle East	25	7	20	22	–
Asia	5	3	8	6	5
Total	788	837	864	831	483
Total credit risk loans:
United Kingdom	6,559	7,660	7,786	7,611	5,816
Europe	5,389	5,971	6,232	5,178	2,304
Americas	3,557	3,993	12,233	5,156	4,912
Africa and Middle East	2,979	3,610	5,236	4,178	2,168
Asia	81	108	395	419	500
Credit risk loans	18,565	21,342	31,882	22,542	15,700

Potential problem loans As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
United Kingdom	1,035	1,110	892	1,013	883
Europe	430	530	669	796	963
Americas	80	106	779	1,181	431
Africa and Middle East	212	217	335	502	140
Asia	1	9	20	31	39
Potential problem loans	1,758	1,972	2,695	3,523	2,456

340 I

Interest foregone on credit risk loans	2012 £m	2011 £m	2010 £m
Interest income that would have been recognised under the original contractual terms
United Kingdom	245	272	316
Rest of the World[a]	310	344	566
Total	555	616	882

Total impairment allowance coverage of credit risk loans	2012	2011	2010	2009	2008
As at 31 December	%	%	%	%	%
United Kingdom	49.9	52.3	56.9	53.2	50.7
Europe	51.5	48.9	44.8	42.1	41.8
Americas	61.3	53.3	24.2	51.7	31.8
Africa and Middle East	46.4	40.1	35.5	37.1	39.5
Asia	86.4	90.7	100.0	84.2	49.2
Total coverage of credit risk lending	52.1	49.7	39.0	47.9	41.9

Total impairment allowance coverage of potential credit risk loans	2012	2011	2010	2009	2008
As at 31 December	%	%	%	%	%
United Kingdom	43.1	45.7	51.0	47.0	44.0
Europe	47.7	44.9	40.5	36.5	29.5
Americas	59.9	51.9	22.7	42.0	29.2
Africa and Middle East	43.3	37.8	33.3	33.2	37.1
Asia	85.4	83.8	95.2	78.4	45.5
Total coverage of potential credit risk lending	47.6	45.5	36.0	41.4	36.2

Note

a	Rest of the World comparatives for 2011 and 2010 have been revised to reflect an overstatement in interest foregone.

I 341

Additional information

Additional financial disclosure (unaudited) continued

C. Maturity Analysis of Loans and Advances

Maturity analysis of loans and advances to customers
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2012
United Kingdom
Corporate lending	17,050	14,011	1,166	3,156	14,008	10,460	8,805	10,964	79,620
Other lending to customers in the United Kingdom	4,472	3,171	2,015	4,036	15,586	15,431	30,505	76,445	151,661
Total United Kingdom	21,522	17,182	3,181	7,192	29,594	25,891	39,310	87,409	231,281
Europe	5,221	20,746	2,429	4,165	12,483	8,244	10,469	20,375	84,132
Americas	3,392	32,169	935	3,228	6,344	6,347	6,285	6,733	65,433
Africa and Middle East	8,244	2,804	1,596	2,917	7,261	6,336	9,155	9,206	47,519
Asia	418	4,136	525	353	684	443	158	282	6,999
Total loans and advances to customers	38,797	77,037	8,666	17,855	56,366	47,261	65,377	124,005	435,364

As at 31 December 2011
United Kingdom
Corporate lending	23,215	13,742	1,606	3,199	14,484	11,674	6,949	7,834	82,703
Other lending to customers in the United Kingdom	4,982	2,364	1,785	3,774	14,114	22,307	26,247	66,530	142,103
Total United Kingdom	28,197	16,106	3,391	6,973	28,598	33,981	33,196	74,364	224,806
Europe	5,874	21,378	1,698	2,881	12,245	7,418	9,605	32,237	93,336
Americas	4,986	29,251	1,260	2,398	5,449	5,584	9,727	6,928	65,583
Africa and Middle East[a]	7,109	2,807	1,638	4,470	7,147	6,438	9,576	11,569	50,754
Asia	347	5,036	753	406	613	304	215	333	8,007
Total loans and advances to customers	46,513	74,578	8,740	17,128	54,052	53,725	62,319	125,431	442,486

Note

a	2011 comparatives have been revised to more accurately reflect the maturity profile of loans and advances to customers in Africa and Middle East.

342 I

Maturity analysis of loans and advances to banks
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2012
United Kingdom	940	6,023	-117	238	–	1	13	409	7,507
Europe	1,554	12,686	–	357	363	–	–	46	15,006
Americas	223	11,273	53	2	678	–	49	–	12,278
Africa and Middle East	605	864	57	275	44	135	96	5	2,081
Asia	1,358	1,949	242	94	–	–	15	–	3,658
Total loans and advances to banks	4,680	32,795	235	966	1,085	136	173	460	40,530

As at 31 December 2011
United Kingdom	853	7,294	394	322	19	353	48	356	9,639
Europe	2,712	11,423	91	81	421	2	1	–	14,731
Americas	863	11,305	335	95	952	3	84	–	13,637
Africa and Middle East	482	1,796	299	217	189	18	172	61	3,234
Asia	1,237	3,942	929	112	5	2	21	2	6,250
Total loans and advances to banks	6,147	35,760	2,048	827	1,586	378	326	419	47,491

I 343

Additional information

Additional financial disclosure (unaudited) continued

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Financial institutions	90,586	92,035	90,409	95,839	114,069
Manufacturing	11,907	13,264	15,096	18,855	26,374
Construction	4,001	4,931	6,173	6,303	8,239
Property	22,575	25,087	23,720	23,468	22,155
Government and central bank	4,943	6,135	5,109	4,801	5,301
Energy and water	7,638	7,425	9,240	10,735	14,101
Wholesale and retail distribution and leisure	15,070	16,818	17,886	19,746	20,208
Business and other services	24,722	27,214	27,138	30,277	37,373
Home loans	175,498	172,106	168,909	149,738	140,166
Cards, unsecured loans and other personal lending	56,865	53,783	51,724	44,971	48,305
Other	21,559	23,688	24,922	26,226	32,047
Loans and advances to customers	435,364	442,486	440,326	430,959	468,338

Loans and advances to customers in the UK As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Financial institutions	17,518	18,912	20,325	23,738	27,936
Manufacturing	6,078	6,282	6,744	8,705	11,528
Construction	3,108	3,444	3,683	3,544	4,280
Property	15,283	16,351	13,877	13,677	12,286
Government and central bank	198	123	80	496	20
Energy and water	2,286	1,598	2,183	2,446	3,037
Wholesale and retail distribution and leisure	9,810	10,686	11,850	12,793	14,629
Business and other services	15,971	16,731	15,430	16,576	19,891
Home loans	119,781	112,394	105,019	90,921	85,884
Cards, unsecured loans and other personal lending	31,772	29,881	28,970	27,493	28,134
Other	9,476	8,404	8,105	9,103	11,170
Loans and advances to customers in the UK	231,281	224,806	216,266	209,492	218,795

Loans and advances to customers in Europe As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Financial institutions	21,211	20,255	18,333	15,583	14,899
Manufacturing	2,827	3,545	4,987	5,907	9,926
Construction	663	943	1,440	1,619	1,786
Property	3,242	4,023	3,771	4,425	4,952
Government and central bank	2,458	2,167	951	598	1,125
Energy and water	2,376	2,453	3,621	4,670	6,822
Wholesale and retail distribution and leisure	2,588	3,134	2,938	2,793	2,999
Business and other services	2,985	5,498	6,526	6,388	7,128
Home loans	36,965	38,732	37,524	36,100	34,999
Cards, unsecured loans and other personal lending	6,346	6,875	8,348	7,658	6,643
Other	2,471	5,711	4,997	5,844	7,496
Loans and advances to customers in Europe	84,132	93,336	93,436	91,585	98,775

344 I

Loans and advances to customers in the Americas As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Financial institutions	44,102	46,636	45,329	49,042	63,434
Manufacturing	1,229	1,400	922	1,864	2,875
Construction	1	33	34	–	21
Property	686	882	806	1,012	878
Government and central bank	785	620	354	346	498
Energy and water	1,761	2,170	2,428	2,521	3,222
Wholesale and retail distribution and leisure	739	661	651	1,004	1,228
Business and other services	2,368	1,605	1,211	1,952	2,457
Home loans	480	566	214	154	163
Cards, unsecured loans and other personal lending	12,047	9,691	8,129	7,719	8,028
Other	1,235	1,319	1,398	1,586	5,059
Loans and advances to customers in the Americas	65,433	65,583	61,476	67,200	87,863

Loans and advances to customers in Africa and the Middle East As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Financial institutions	4,631	2,343	2,960	3,797	2,250
Manufacturing	1,252	1,459	1,565	1,615	1,287
Construction	205	444	961	903	2,053
Property	3,117	3,618	4,825	4,341	3,744
Government and central bank	1,502	2,796	3,271	3,310	3,641
Energy and water	822	819	520	569	721
Wholesale and retail distribution and leisure	1,833	2,170	1,968	1,805	1,024
Business and other services	2,760	3,012	3,530	4,700	5,196
Home loans	17,999	19,912	25,831	22,141	19,120
Cards, unsecured loans and other personal lending	5,542	6,521	4,933	993	3,171
Other	7,856	7,660	9,341	8,515	7,417
Loans and advances to customers in Africa and the Middle East	47,519	50,754	59,705	52,689	49,624

Loans and advances to customers in Asia As at 31 December	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Financial institutions	3,124	3,889	3,462	3,679	5,550
Manufacturing	521	578	878	764	758
Construction	24	67	55	237	99
Property	247	213	441	13	295
Government and central bank		429	453	51	17
Energy and water	393	385	488	529	299
Wholesale and retail distribution and leisure	100	167	479	1,351	328
Business and other services	638	368	441	661	2,701
Home loans	273	502	321	422	–
Cards, unsecured loans and other personal lending	1,158	815	1,344	1,108	2,329
Other	521	594	1,081	1,178	905
Loans and advances to customers in Asia	6,999	8,007	9,443	9,993	13,281

Interest rate sensitivity of loans and advances As at 31 December	Fixed rate £m	2012 Variable rate £m	Total £m	Fixed rate £m	2011 Variable rate £m	Total £m
Banks	16,021	24,509	40,530	20,049	27,442	47,491
Customers	104,066	331,298	435,364	90,374	352,112	442,486

I 345

Additional information

Additional financial disclosure (unaudited) continued

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets
	As % of assets	Total £m	Banks and other financial institutions £m	Government and official institutions £m	Commercial industrial and other private sectors £m
As at 31 December 2012
United States	6.4	95,024	7,074	19,096	68,854
Germany	2.5	37,304	8,845	5,286	23,173
France	2.1	30,895	15,546	6,940	8,409
Japan	1.4	20,370	18,533	1,815	22
Netherlands	1.2	18,209	1,377	4,351	12,481

As at 31 December 2011
United States	7.4	116,374	15,120	28,174	73,080
Germany	2.1	32,990	7,707	4,249	21,034
France	1.8	28,260	18,035	6,047	4,178
Netherlands	0.9	14,481	2,530	579	11,372

As at 31 December 2010
United States	6.4	95,707	4,775	11,988	78,944
France	2.0	29,357	21,711	3,440	4,206
Germany	1.7	24,636	14,079	1,164	9,393
Cayman Islands	0.9	12,683	178	17	12,488
Switzerland	0.8	11,940	2,776	5,673	3,491

Off-Balance Sheet and other Credit Exposures As at 31 December	2012 £m	2011 £m	2010 £m
Off-balance sheet exposures
Contingent liabilities	22,261	58,883	50,630
Commitments	248,843	241,640	224,157
On-balance sheet exposures
Trading portfolio assets	145,030	152,183	168,867
Financial assets designated at fair value on own account	46,061	35,647	40,056
Derivative financial instruments	469,146	538,964	420,319
Available for sale financial investments	75,109	68,491	65,110

Notional principal amounts of credit derivatives As at 31 December	2012 £m	2011 £m	2010 £m
Credit derivatives held or issued for trading purposes[a]	1,768,180	1,886,650	1,952,475

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2012: 28 persons, 2011: 24 persons, 2010: 26 persons) for the year ended 31 December 2012 amounted to £70.6m (2011: £102.8m ;2010: £121.7m). In addition, the aggregate amount set aside for the year ended 31 December 2012, to provide pension benefits for the Directors and Officers amounted to £0.4m (2011 £0.4m, 2010: £1.0m).

Note

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

346 I

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the accompanying Consolidated income statement and the related Consolidated statement of comprehensive income, Consolidated balance sheets, Consolidated statements of changes in equity and Consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

5 March 2013

I 347

Barclays Bank PLC data

349 Consolidated income statement

350 Consolidated statement of comprehensive income

351 Consolidated balance sheet

352 Consolidated statement of changes in equity

353 Consolidated cash flow statement

354 Notes to the accounts

362 Financial data

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

¡	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC.

¡	Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

¡

The carrying value of Contingent Capital Notes (CCNs) is higher in the balance sheet of Barclays Bank PLC, which issued the notes, than in the consolidated balance sheet of Barclays PLC due to the different contractual rights and obligations of each. In the Barclays PLC consolidated financial statements, the CCNs are liabilities that are cancelled in the event that the consolidated Common Equity Tier 1 (CET 1) ratio falls below 7%. To Barclays Bank PLC, which has no ability to cancel the CCNs (which is effected by an automatic legal transfer of ownership from the holder to Barclays PLC), the coupon is higher than the market rate appropriate for a liability without the automatic transfer feature. This leads to the recognition of an initial fair value for the CCNs that is higher than par for Barclays Bank PLC. The difference between initial fair value and par is amortised over the period to the expected maturity of the notes. In its consolidated financial statements, Barclays PLC recognises the notes at par.

¡

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts treasury shares from shareholders equity.

More extensive disclosures are contained in previous sections within this document for the year ended 31 December 2012, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

348 I

Barclays Bank PLC data

Consolidated income statement

For the year ended 31 December	Notes	2012 £m	2011 £m	2010 £m
Continuing operations
Interest income	a	19,199	20,589	20,035
Interest expense	a	(7,564)	(8,393)	(7,517)
Net interest income		11,635	12,196	12,518
Fee and commission income	4	10,216	10,208	10,368
Fee and commission expense	4	(1,634)	(1,586)	(1,497)
Net fee and commission income		8,582	8,622	8,871
Net trading income	b	3,028	7,738	8,080
Net investment income	c	663	2,322	1,490
Net premiums from insurance contracts		896	1,076	1,137
Net gain on disposal of investment in BlackRock, Inc.		227	–	–
Gain on debt buy-backs and extinguishments		–	1,130	–
Other income		108	39	118
Total income		25,139	33,123	32,214
Net claims and benefits incurred on insurance contracts		(600)	(741)	(764)
Total income net of insurance claims		24,539	32,382	31,450
Credit impairment charges and other credit provisions	7	(3,596)	(3,802)	(5,672)
Impairment of investment in BlackRock, Inc.	7	–	(1,800)	–
Net operating income		20,943	26,780	25,778
Staff costs	36	(10,447)	(11,407)	(11,916)
Administration and general expenses	d	(6,638)	(6,351)	(6,581)
Depreciation of property, plant and equipment	24	(669)	(673)	(790)
Amortisation of intangible assets	25	(435)	(419)	(437)
Goodwill impairment	25	–	(597)	(243)
Provision for PPI redress	28	(1,600)	(1,000)	–
Provision for interest rate hedging products redress		(850)	–	–
UK Bank Levy		(345)	(325)	–
Operating expenses		(20,984)	(20,772)	(19,967)
Share of post-tax results of associates and joint ventures		110	60	58
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	28	(94)	81
Gain on acquisitions		2	–	129
Profit before tax from continuing operations		99	5,974	6,079
Tax	e	(483)	(1,928)	(1,516)
(Loss)/Profit after tax		(384)	4,046	4,563

Attributable to:
Equity holders of the Parent		(723)	3,616	4,172
Non-controlling interests		339	430	391
(Loss)/Profit after tax		(384)	4,046	4,563

The note numbers refer to the notes on pages 199 to 272, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 354 to 361.

Barclays Bank PLC supplementary notes provided on pages 354 to 361 cover the line items where there is a difference to Barclays PLC.

I 349

Barclays Bank PLC data

Consolidated statement of comprehensive income

For the year ended 31 December	2012 £m	2011 £m	2010 £m
(Loss)/profit after tax	(384)	4,046	4,563
Other comprehensive income for continuing operations:
Currency translation reserve[a]
– Currency translation differences	(1,578)	(1,607)	1,177
Available for sale reserve[a]
– Net gains/(losses) from changes in fair value	1,237	2,581	(152)
– Net gains transferred to net profit on disposal	(549)	(1,614)	(1,020)
– Net losses transferred to net profit due to impairment	40	1,860	53
– Net loss/(gains) transferred to net profit due to fair value hedging	474	(1,803)	(308)
– Changes in insurance liabilitites	(150)	18	31
– Tax	(352)	170	141
Cash flow hedging reserve[a]
– Net gains from changes in fair value	1,499	2,406	601
– Net gains transferred to net profit	(695)	(753)	(684)
– Tax	(142)	(390)	39
Other	95	(74)	59
Other comprehensive income for the year, net of tax, from continuing operations	(121)	794	(63)
Total comprehensive income for the year	(505)	4,840	4,500

Attributable to:
Equity holders of the Parent	(635)	5,041	3,609
Non-controlling interests	130	(201)	891
Total comprehensive income for the year	(505)	4,840	4,500

Note

a	For further details refer to Note k

350 I

Barclays Bank PLC data

Consolidated balance sheet

As at 31 December	Notes	2012 £m	2011 £m
Assets
Cash and balances at central banks		86,175	106,894
Items in the course of collection from other banks		1,456	1,812
Trading portfolio assets	14	145,030	152,183
Financial assets designated at fair value	15	46,061	36,949
Derivative financial instruments	h	469,146	538,964
Available for sale investments	f	75,133	69,023
Loans and advances to banks	g	40,898	46,792
Loans and advances to customers	g	425,729	431,934
Reverse repurchase agreements and other similar secured lending	23	176,956	153,665
Prepayments, accrued income and other assets		4,357	4,560
Investments in associates and joint ventures	41	570	427
Property, plant and equipment	24	5,754	7,166
Goodwill and intangible assets	25	7,915	7,846
Current tax assets	e	252	374
Deferred tax assets	10	3,012	3,010
Retirement benefit assets	38	2,303	1,803
Total assets		1,490,747	1,563,402
Liabilities
Deposits from banks		77,010	91,116
Items in the course of collection due to other banks		1,573	969
Customer accounts		385,796	366,045
Repurchase agreements and other similar secured borrowing	23	217,342	207,292
Trading portfolio liabilities	14	44,794	45,887
Financial liabilities designated at fair value	18	78,280	87,997
Derivative financial instruments	h	462,468	527,798
Debt securities in issue		119,581	129,736
Subordinated liabilities	33	24,422	24,870
Accruals, deferred income and other liabilities	27	12,232	12,580
Provisions	28	2,766	1,529
Current tax liabilities	e	617	1,397
Deferred tax liabilities	10	719	695
Retirement benefit liabilities	38	253	321
Total liabilities		1,427,853	1,498,232

Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		60,038	62,078
Non-controlling interests	l	2,856	3,092
Total shareholders’ equity		62,894	65,170
Total liabilities and shareholders’ equity		1,490,747	1,563,402

The note numbers refer to the notes on pages 199 to 272, whereas the note letters refer to those on pages 354 to 361.

These financial statements have been approved for issue by the Board of Directors on 5 March 2013.

I 351

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other shareholder’s equity[a] £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2012	14,494	(130)	1,442	1,348	648	44,276	62,078	3,092	65,170
(Loss)/Profit after tax	–	–	–	–	–	(723)	(723)	339	(384)
Currency translation movements	–	–	–	(1,319)	–	–	(1,319)	(259)	(1,578)
Available for sale investments	–	656	–	–	–	–	656	44	700
Cash flow hedges	–	–	657	–	–	–	657	5	662
Other	–	–	–	–	1	93	94	1	95
Total comprehensive income for the year	–	656	657	(1,319)	1	(630)	(635)	130	(505)
Issue of shares under employee share schemes	–	–	–	–	–	717	717	–	717
Vesting of Barclays PLC shares under share-based payment schemes	–	–	–	–	–	(946)	(946)	–	(946)
Dividends paid	–	–	–	–	–	(696)	(696)	(229)	(925)
Dividends on preference shares and other shareholders’ equity	–	–	–	–	–	(465)	(465)	–	(465)
Other reserve movements	–	–	–	–	(4)	(11)	(15)	(137)	(152)
Balance as at 31 December 2012	14,494	526	2,099	29	645	42,245	60,038	2,856	62,894

Balance as at 1 January 2011	14,494	(1,348)	152	2,357	2,069	41,450	59,174	3,467	62,641
Profit after tax	–	–	–	–	–	3,616	3,616	430	4,046
Currency translation movements	–	–	–	(1,009)	–	–	(1,009)	(598)	(1,607)
Available for sale investments	–	1,218	–	–	–	–	1,218	(6)	1,212
Cash flow hedges	–	–	1,290	–	–	–	1,290	(27)	1,263
Other	–	–	–	–	18	(92)	(74)	–	(74)
Total comprehensive income for the year	–	1,218	1,290	(1,009)	18	3,524	5,041	(201)	4,840
Issue of shares under employee share schemes	–	–	–	–	–	838	838	–	838
Vesting of Barclays PLC shares under share-based payment schemes	–	–	–	–	–	(499)	(499)	–	(499)
Dividends paid	–	–	–	–	–	(643)	(643)	(188)	(831)
Dividends on preference shares and other shareholders’ equity	–	–	–	–	–	(539)	(539)	–	(539)
Redemption of Reserve Capital Instruments	–	–	–	–	(1,415)	–	(1,415)	–	(1,415)
Other reserve movements	–	–	–	–	(24)	145	121	14	135
Balance as at 31 December 2011	14,494	(130)	1,442	1,348	648	44,276	62,078	3,092	65,170

Notes
a	For further details refer to Note j.
b	For further details refer to Note k.

352 I

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31 December	2012 £m	2011 £m	2010 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	99	5,974	6,079
Adjustment for non-cash items:
Allowance for impairment	3,596	5,602	5,672
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,119	1,104	1,346
Other provisions, including pensions	3,057	1,787	914
Net profit on disposal of investments and property, plant and equipment	(524)	(1,645)	(1,057)
Other non-cash movements	5,018	432	(6,886)
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	1,167	(13,182)	(875)
Net (increase)/decrease in reverse repurchase agreements and other similar lending	(23,291)	52,176	(62,337)
Net (decrease)/increase in deposits and debt securities in issue	(4,518)	6,711	36,946
Net increase/(decrease) in repurchase agreements and other similar borrowing	10,050	(18,266)	26,753
Net decrease/(increase) in derivative financial instruments	4,488	3,618	(1,298)
Net decrease/(increase) in trading assets	6,893	21,423	(17,517)
Net (decrease)/increase in trading liabilities	(973)	(26,899)	21,441
Net (increase)/decrease in financial investments	(18,838)	(4,255)	11,126
Net decrease in other assets	555	122	1,366
Net (decrease) in other liabilities	(1,396)	(4,148)	(2,521)
Corporate income tax paid	(1,516)	(1,686)	(1,430)
Net cash from operating activities	(15,014)	28,868	17,722
Purchase of available for sale investments	(80,796)	(67,525)	(76,418)
Proceeds from sale or redemption of available for sale investments	74,148	66,941	71,251
Purchase of property, plant and equipment	(604)	(1,454)	(1,767)
Other cash flows associated with investing activities	532	126	1,307
Net cash from investing activities	(6,720)	(1,912)	(5,627)
Dividends paid	(1,390)	(1,370)	(1,011)
Proceeds of borrowings and issuance of subordinated debt	2,258	880	2,131
Repayments of borrowings and redemption of subordinated debt	(2,680)	(4,003)	(1,211)
Net redemption of shares and other equity instruments	–	(1,257)	–
Net redemption of shares issued to non-controlling interests	(111)	–	–
Capital injection from Barclays Plc	–	–	1,214
Net cash from financing activities	(1,923)	(5,750)	1,123
Effect of exchange rates on cash and cash equivalents	(4,109)	(2,933)	3,842
Net (decrease)/increase in cash and cash equivalents	(27,766)	18,273	17,060
Cash and cash equivalents at beginning of year	149,673	131,400	114,340
Cash and cash equivalents at end of year	121,907	149,673	131,400
Cash and cash equivalents comprise:
Cash and balances at central banks	86,175	106,894	97,630
Loans and advances to banks with original maturity less than three months	33,500	40,481	31,934
Available for sale treasury and other eligible bills with original maturity less than three months	2,228	2,209	1,667
Trading portfolio assets with original maturity less than three months	4	89	169
	121,907	149,673	131,400

Interest received in 2012 was £24,390m (2011: £28,673m; 2010: £28,631m) and interest paid in 2012 was £16,701m (2011:£20,106m; 2010: £20,759m). The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £5,169m at 31 December 2012 (2011: £4,364m; 2010: £5,244m) a.

Note
a	Amounts have been restated to include additional balances (2011: £1,864m; 2010: £2,934m) held with central banks and other regulatory authorities.

I 353

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2012 £m	2011 £m	2010 £m
Cash and balances with central banks	253	392	271
Available for sale investments	1,720	2,137	1,483
Loans and advances to banks	369	350	440
Loans and advances to customers	16,461	17,271	17,677
Other	396	439	164
Interest income	19,199	20,589	20,035
Deposits from banks	(257)	(366)	(370)
Customer accounts	(2,485)	(2,531)	(1,415)
Debt securities in issue	(2,929)	(3,524)	(3,632)
Subordinated liabilities	(1,632)	(1,813)	(1,778)
Other	(261)	(159)	(322)
Interest expense	(7,564)	(8,393)	(7,517)
Net interest income	11,635	12,196	12,518
Interest income includes £211m (2011: £243m, 2010: £213m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 15.

b Net Trading Income

	2012 £m	2011 £m	2010 £m
Trading income	7,607	5,030	7,689
Own credit (losses)/gains	(4,579)	2,708	391
Net trading income	3,028	7,738	8,080

c Net investment income

	2012 £m	2011 £m	2010 £m
Net gain from disposal of available for sale assets	297	1,652	1,027
Dividend income	42	139	129
Net gain from financial instruments designated at fair value	206	287	274
Other investment income	118	244	60
Net investment income	663	2,322	1,490

354 I

d Administrative and general expenses

	2012 £m	2011 £m	2010 £m
Property and equipment	1,655	1,763	1,813
Outsourcing and professional services	2,179	1,864	1,704
Operating lease rentals	622	659	637
Marketing, advertising and sponsorship	572	585	631
Communications, subscriptions, publications and stationery	727	740	750
Travel and accommodation	323	328	358
Other administration and general expenses	543	400	563
Impairment of property, equipment and intangible assets (excluding goodwill)	17	12	125
Administration and general expenses	6,638	6,351	6,581

e Tax

	2012 £m	2011 £m	2010 £m
Current tax charge
Current year	565	2,690	1,413
Adjustment for prior years	207	(61)	(20)
	772	2,629	1,393
Deferred tax (credit)/charge
Current year	(202)	(631)	118
Adjustment for prior years	(87)	(70)	5
	(289)	(701)	123
Tax charge	483	1,928	1,516

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other, tax credit of £95m (2011: £74m charge, 2010: £59m credit) principally relating to share based payments.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2012 £m	2011 £m	2010 £m
Profit before tax from continuing operations	99	5,974	6,079
Tax charge based on the standard UK corporation tax rate of 24.5% (2011:26.5%, 2010:28%)	24	1,583	1,702
Effect of non-UK profits or losses at local statutory tax rates different from the UK statutory tax rate	402	190	108
Non-creditable taxes	563	567	454
Non-taxable gains and income	(604)	(519)	(576)
Impact of share price movements on share-based payments	(63)	147	41
Deferred tax assets (previously not recognised)/ not recognised	(135)	(816)	(160)
Change in tax rates	(75)	17	34
Non-deductible impairment charges, loss on disposals and UK bank levy	84	770	68
Other items including non-deductible expenses	167	120	(140)
Adjustments in respect of prior years	120	(131)	(15)
Tax charge	483	1,928	1,516
Effective tax rate	488%	32%	25%

I 355

Barclays Bank PLC data

Notes to the accounts continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2012 £m	2011 £m
Assets	374	196
Liabilities	(1,397)	(646)
As at 1 January	(1,023)	(450)
Income statement	(772)	(2,629)
Equity	(172)	104
Corporate income tax paid	1,516	1,686
Other movements	86	266
	(365)	(1,023)
Assets	252	374
Liabilities	(617)	(1,397)
As at 31 December	(365)	(1,023)

f Available for sale financial investments

	2012 £m	2011 £m
Debt securities and other eligible bills	74,677	63,610
Equity securities	456	5,413
Available for sale financial investments	75,133	69,023

g Loans and advances to banks and customers

	2012 £m	2011 £m
Gross loans and advances to banks	40,939	46,837
Less: allowance for impairment	(41)	(45)
Loans and advances to banks	40,898	46,792

Gross loans and advances to customers	435,364	442,486
Less: allowance for impairment	(9,635)	(10,552)
Loans and advances to customers	425,729	431,934

h Derivative financial instruments

	Notional contract amount £m	Fair value
		Assets £m	Liabilities £m
Year ended 31 December 2012
Total derivative assets/(liabilities) held for trading	40,192,194	465,347	(459,334)
Total derivative assets/(liabilities) held for risk management	302,822	3,799	(3,134)
Derivative assets/(liabilities)	40,495,016	469,146	(462,468)

Year ended 31 December 2011
Total derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,440)
Total derivative assets/(liabilities) held for risk management	243,534	3,658	(3,358)
Derivative assets/(liabilities)	43,339,525	538,964	(527,798)

356 I

i Subordinated liabilities

	2012 £m	2011 £m
Undated subordinated liabilities	6,740	6,741
Dated subordinated liabilities	17,682	18,129
Total subordindated liabilities	24,422	24,870

Subordinated liabilities are the same as that presented in the Barclays PLC financial statements, except for the difference of £404m (2011: £nil) in dated subordinated liabilities due to the recognition of an initial fair value for the CCNs that is higher than par for Barclays Bank PLC.

j Ordinary shares, share premium and other equity

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2012, comprised 2,342 million ordinary shares of £1 each (2011: 2,342 million).

Preference Shares

The issued preference share capital of Barclays Bank PLC, as at 31st December 2012, comprised 1,000 Sterling Preference Shares of £1 each (2011: 1,000); 240,000 Euro Preference Shares of €100 each (2011: 240,000); 75,000 Sterling Preference Shares of £100 each (2011: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2011: 100,000); 237 million US Dollar Preference Shares of US$0.25 each (2011: 237 million).

Share capital	2012 £m	2011 £m
Called up ordinary share capital, alloted and fully paid
As at 1 January	2,342	2,342
As at 31 December	2,342	2,342
Called up preference share capital, allotted and fully paid as at 1 January and 31 December	60	60
Called up share capital	2,402	2,402

Share premium	2012 £m	2011 £m
As at 1 January	12,092	12,092
As at 31 December	12,092	12,092

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

I 357

Barclays Bank PLC data

Notes to the accounts continued

The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares

100,000 Euro 4.875% non-cumulative callable preference shares of €100 each (the 4.875% Preference Shares) were issued on 8 December 2004 for a consideration of €993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium. The 4.875% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum on the amount of €10,000 per preference share until 15 December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the Euro interbank offered rate for three-month Euro deposits.

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

The 7.1% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on any dividend payment date at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

358 I

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

The 7.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15 March 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

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

The holders of the 6% Callable Perpetual Core Tier One Notes and the US$681m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the US$533m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the US$347m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

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

I 359

Barclays Bank PLC data

Notes to the accounts continued

Other shareholders’ equity

	2012 £m	2011 £m
As at 1 January	648	2,069
Tax Credits	–	18
Other Movements	(3)	(24)
Redemption	–	(1,415)
As at 31 December	645	648

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

k Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation movements in 2012 of £1,578m (2011: £1,607m), including £259m (2011: £598m) associated with non-controlling interests, are largely due to the depreciation of the US Dollar and Rand against Sterling.

The impact of the currency translation reserve recognised in the income statement during the year was £24m (2011: nil).

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve increased £700m (2011: increased £1,212m), largely driven by £1,192m gains from changes in fair value (excluding non-controlling interests), £474m losses transferred to income statement due to fair value hedging, offset by £549m of gains transferred to the income statement including the disposal of BlackRock, Inc. and a £352m decrease due to the impact of current and deferred tax movements.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

The increase in the cash flow hedging reserve of £662m (2011: £1,263m increase) principally reflected £1,535m increase in the fair value of interest rate swaps held for hedging purposes partially offset by £695m gains transferred to net profit.

l Non-controlling interests

	Profit attributable to non- controlling interests		Equity attributable to non- controlling interests
	2012 £m	2011 £m	2012 £m	2011 £m
Absa Group Limited	304	401	2,737	2,861
Other non-controlling interests	35	29	119	231
Total	339	430	2,856	3,092

The decrease in Absa Group equity attributable to non-controlling interest to £2,737m (2011: £2,861m) is principally due to £247m depreciation of African currencies against Sterling and £194m of dividends paid, offset by retained profits of £304m.

m Dividends

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Dividends per ordinary share in relation to 2012 were 15p (2011: 15p), including the prior year final dividend paid during the year results in a dividend per ordinary share of 30p (2011: 27p). The 2012 financial statements include 2012 interim dividends of £352m (2011: £355m) and final dividends declared in relation to 2011 of £344m (2011: £288m).

Dividends paid on the 4.75% €100 preference shares amounted to £399.40 per share (2011: £408.27). Dividends paid on the 4.875% €100 preference shares amounted to £394.33 per share (2011: £412.64). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2011: £600.00).

360 I

Dividends paid on the 6.278% US$100 preference shares amounted to £396.43 per share (2011: £394.48). Dividends paid on the 6.625% US$0.25 preference shares amounted to £1.05 per share (2011: £1.04). Dividends paid on the 7.1% US$0.25 preference shares amounted to £1.12 per share (2011: £1.11). Dividends paid on the 7.75% US$0.25 preference shares amounted to £1.22 per share (2011: £1.22). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.28 per share (2011: £1.28).

Dividends paid on preference shares amounted to £465m (2011: £467m). Dividends paid on other equity instruments amounted to £4m (2011: £72m).

n Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on pages 126 to 135.

The table below provides details of the Barclays Bank PLC Group at 31 December 2012 and 2011.

Regulatory capital	2012 £m	2011 £m
Core Tier 1 capital	42,059	43,040
Tier 1 capital	51,560	50,447
Tier 2 capital	16,106	16,063
Deductions from total capital	(1,689)	(2,588)
Total capital resources	65,977	63,922

The capital composition of Barclays Bank PLC Group is broadly equivalent to Barclays PLC Group shown in the table on page 127.

o Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £147m (2011: £95m) between Barclays PLC and Barclays Bank PLC is included in Head Office and Other Operations and Investment Bank; and

–

the difference in total assets of £426m (2011: £125m) is represented by holdings of Barclays PLC shares held for employee share schemes and Barclays Bank Plc issued loan notes to fund the derivatives created in Barclays Plc.

p Related Parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2012: 29 persons, 2011: 25 persons 2010: 27 persons) for the year ended 31 December 2012 amounted to £70.9m (2011: £103.1m , 2010 £122.0m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31 December 2012, to provide pension benefits for the Directors and Officers amounted to £0.4m (2011: £0.4 m, 2010: £1.0m).

I 361

Barclays Bank PLC data

Financial data

Selected financial statistics	2012%	2011%	2010%	2009%	2008%
Return on average shareholders’ equity[a]	(1.1)	5.7	6.8	6.5	12.1
Return on average total assets[b]	–	0.2	0.3	0.2	0.3
Average shareholders’ equity as a percentage of average total assets	4.1	4.0	4.0	2.9	2.0

Selected income statement data	£m	£m	£m	£m	£m
Continuing operations
Interest income	19,199	20,589	20,035	21,236	28,010
Interest expense	(7,564)	(8,393)	(7,517)	(9,567)	(16,595)
Non-interest income	13,504	20,927	19,696	18,256	9,975
Operating expenses	(20,984)	(20,772)	(19,967)	(16,712)	(13,387)
Impairment charges	(3,596)	(5,602)	(5,672)	(8,071)	(5,419)
Share of post-tax results of associates and joint ventures	110	60	58	34	14
Profit/loss on disposal of subsidiaries, associates and joint ventures	28	(94)	81	188	327
Gain on acquisitions	2	–	129	26	2,406
Profit before tax from continuing operations	99	5,974	6,079	4,559	5,094
Profit for the year from discontinued operations, including gain on disposal	–	–	–	6,777	604
Profit attributable to equity holders of the Parent from:
Continuing operations	(723)	3,616	4,172	3,228	4,259
Discontinued operations	–	–	–	6,765	587

Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	62,894	65,170	62,641	58,699	43,574
Subordinated liabilities	24,422	24,870	28,499	25,816	29,842
Deposits from banks, customer accounts and debt securities in issue	582,387	586,897	580,400	534,803	603,869
Loans and advances to banks and customers	466,627	478,726	465,741	461,359	509,522
Total assets	1,490,747	1,563,402	1,490,038	1,379,148	2,053,029

Notes

a	Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.
b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

362 I

Ratio of earnings to fixed charges – Barclays Bank Plc	2012	2011	2010	2009	2008
	(In £m except for ratios)
Ratio of earnings to fixed charges
Fixed charges
Interest expense	16,705	21,053	20,516	20,962	38,197
Rental expense	251	268	254	256	235
Total fixed charges	16,956	21,321	20,770	21,218	38,432
Earnings
Income before taxes and non-controlling interests	99	5,974	6,079	4,559	5,094
Less: unremitted pre-tax income of associated companies and joint ventures	(113)	(47)	(49)	(43)	(19)
Total earnings excluding fixed charges	(14)	5,927	6,030	4,516	5,075
Fixed charges	16,956	21,321	20,770	21,218	38,432
Total earnings including fixed charges	16,942	27,248	26,800	25,734	43,507
Ratio of earnings to fixed charges	1.00	1.28	1.29	1.21	1.13

Ratio of earnings to fixed charges and preference shares – Barclays Bank Plc	2012	2011	2010	2009	2008
	(In £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	16,705	21,053	20,516	20,962	38,197
Rental expense	251	268	254	256	235
Fixed charges	16,956	21,321	20,770	21,218	38,432
Preference share dividends and similar appropriations	466	514	594	646	583
Total fixed charges	17,422	21,835	21,364	21,864	39,015
Earnings
Income before taxes and non-controlling interests	99	5,974	6,079	4,559	5,094
Less: unremitted pre-tax income of associated companies and joint ventures	(113)	(47)	(49)	(43)	(19)
Total earnings excluding fixed charges	(14)	5,927	6,030	4,516	5,075
Fixed charges	17,422	21,835	21,364	21,864	39,015
Total earnings including fixed charges	17,408	27,762	27,394	26,380	44,090
Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.00	1.27	1.28	1.21	1.13

I 363

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

Tel: 0871 384 2055a

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

ADR Depositary

JP Morgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0504

USA

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

a	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm Monday to Friday.

364 I

Index

A
Accounting
201	developments
199-202	policies
190	presentation

Africa Retail and Business Banking
178-179	business analysis
172	business description

Allowance for impairment
232	notes to the accounts
91	risk management

194	Annual Report and Accounts (approval)
171	Assets by class of business
191	Auditors reports
218	Available for sale investments
B
Barclaycard
180-181	business analysis
172	business description

174-175	Business analysis retail business banking
C
Capital adequacy data
126-135	capital management and resources
168	capital ratios

194	Consolidated balance sheet
196	Consolidated cash flow statement
192	Consolidated income statement
193	Consolidated statement of comprehensive income
245-246	Competition and regulatory matters
82-85	Concentrations of credit risk
241-242	Contingent liabilities and commitments

Corporate Banking
184-185	business analysis
172	business description

Corporate governance
6-29	corporate governance report
9	attendance at board meetings

80-118	Credit risk
201	Critical accounting estimates
200	Currency of presentation
124	Currency risk

D
Derivatives and other financial instruments
105	credit risk
214-217	notes to the accounts

Directors and officers
35-37	biographies
53-58	emoluments
68	interests
268-270	notes to the accounts

30-34	Directors’ report
212	Dividends
212	Earnings per share
135	Economic capital
E
Employees
38	diversity and inclusion
38	involvement

272	Events after the balance sheet date
F
219-231	Fair value of financial instruments
213	Financial assets designated at fair value
218	Financial liabilities designated at fair value
161-188	Financial review
G

Glossary (refer to http://group.barclays.com/ about-barclays/investor-relations/annual-reports)
236-237	Goodwill
H
Head Office and Other Operations
188	business analysis
172	business description

I
Impairment charges
206-207	notes to the accounts
90	risk management

236-237	Intangible assets
120-121	Interest rate risk
263	Investment in associates and joint ventures

Investment Bank
182-183	business analysis
172	business description
K
162-165	Key performance indicators
L
232-233, 238	Leasing
242-245	Legal proceedings
136-150	Liquidity Risk
232	Loans and advances to banks
232	Loans and advances to customers
M
119-125	Market Risk
307-310	Memorandum and Articles of Association
N
204	Net fee and commission income

203-204	Net interest income

252	Non-controlling interests

I 365

Index continued

O
265-267	Off-balance sheet arrangements

Operating expenses
208	administration and general expenses
253-254	staff costs

250	Ordinary shares, share premiums, and other equity
P
197-198	Parent Company accounts (Barclays PLC) Pension

Pensions
53-58	Directors
257-261	notes to the accounts

92	Potential credit risk loans
190	Presentation of information
234-235	Property, Plant and equipment
240-241	Provisions
R
Risk Management
72	Barclays approach to risk management
72-79	principal risks
80-118	credit risk management
119-125	market risk management
126-135	capital risk management
136-150	liquidity risk management
151	operational risk management
154-160	supervision and regulation

268-270	Related Party transactions
39-68	Remuneration report
251	Reserves
171-188	Results by business
72-79	Risk factors
129-130	Risk weighted assets

S
233	Securities borrowing, securities lending, repurchasing and reverse repurchase agreements
263-265	Securitisation

Segmental reporting
171	by class of business
172	by geographical segments

254-256	Share-based payments
304-316, 364	Shareholder information
247-250	Subordinated liabilities
T
Tax
79	tax risk
208-211	notes to accounts

168	Total assets
213	Trading portfolio
U
UK Retail and Business Banking
174-175	business analysis
172	business description
W
Wealth and Investment Management
186-187	business analysis
172	business description

366 I

Glossary of terms

‘A-IRB / Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa’ The previously reported South African segment of Barclays PLC excluding Absa Capital, Absa Card and Absa Wealth which are reported within Investment Bank, Barclaycard, and Wealth and Investment Management respectively.

‘Absa Group’ Absa Group Limited and its subsidiaries, including Absa Bank Limited and Absa Financial Services Limited, which is listed on the Johannesburg Stock Exchange and is one of South Africa’s largest financial services groups.

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

‘Adjusted cost: income ratio’ Operating expenses compared to total income net of insurance claims, adjusted to exclude the impact of own credit gain or loss, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., a provision for PPI redress, provision for the sale of interest rate hedging products redress, and goodwill impairment.

‘Adjusted gross leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 capital’.

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit and gains on debt buy-backs.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, gains on debt buy-backs, impairment and disposal of the investment in BlackRock, Inc., the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress), goodwill impairments, and gains and losses on acquisition and disposals.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Africa’ Geographic segment comprising countries where Barclays operates in Africa and the Indian Ocean.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa.

‘All price risk (APR)’ Replaces specific risk for the correlation trading portfolio and is intended to capture all risk factors relevant to corporate nth-to-default and tranched credit derivatives (CDs) and other positions identified as belonging to the correlation trading portfolio (CTP). As for incremental risk charge (IRC), the capital requirement is based on a 99.9% confidence interval over a one year holding period. As specified in CRD III, the APR charge is subject to a floor based on a percentage of the standardised rules capital requirement for the CTP.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ The sensitivity of annual earnings to shocks in market rates, at approximately 99th percentile for change over one period. For interest rates this equates to a 2% parallel shift in rates. For equity indices, it equates to a 25% change from one-period end to the next, or 15% from one-period end to the next period’s average.

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

‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

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

‘Average LTV (Loan to Value) of new mortgage lending’ The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed period-to-date divided by total amount of appraised property value.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Backstop facility’ A standby facility that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Balance weighted approach’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position.

I 367

Glossary of terms continued

‘Banking book’ A regulatory classification denoting all exposures which are not in the trading book. Banking Book positions attract credit risk regulatory capital requirements (or deductions, where required).

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Business’ A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

‘Basel 2’ The second of the Basel Accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basic Indicator Approach’ The method for calculating the Operational Risk Capital Requirement (see ‘Operational Risk Charge’), under the relevant FSA rules, equal to 15% of the three-period average of the sum of a firm’s net interest income and net non-interest income.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Business Payments Portfolio’ Businesses within Barclaycard providing payment services including merchant acquiring, commercial cards, business payment solutions and point of sale finance.

‘Capital adequacy’ The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 capital ratio and Risk asset ratio.

‘Capital requirements’ Amount to be held by the Bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty / Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in OTC markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

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

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

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

‘Commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g., Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of Basel III, a measure of capital that is predominantly common equity.

‘Compensation: income ratio’ Total compensation costs compared to total adjusted income.

‘Conduits’ Financial vehicles that hold asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed

368 I

with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Bank PLC that are permanently written off from the holder’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below 7%. They are one form of contingent capital securities which have been issued by banks and whose terms could include a conversion into ordinary shares of the issuer rather than a permanent write off.

‘Core Tier 1 capital ’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provides banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance.

‘Corporate income tax paid’ Tax paid during the period on taxable profits, including withholding tax deducted from income.

‘Correlation trading portfolio’ A portfolio consisting of (i) securitisation positions, excluding re-securitisations, and nth-to-default credit derivatives referencing single name credit default swaps (CDS) or commonly traded CDS indices, and (ii) liquid hedges of positions described under (i).

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counterparty risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ Impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive. Proposal for a Directive and an accompanying Regulation that together will (among other things) update EU capital adequacy and liquidity requirements and implement Basel 3 in the European Union.

‘CRD IV leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act)’ Legislation signed into US law on 22 May 2009 to provide changes to credit card industry practices in the US including significantly restricting credit card issuers’ ability to change interest rates and assess fees to reflect individual consumer risk, change the way payments are applied and requiring changes to consumer credit card disclosures.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See ‘Credit Market Exposures (CME)’.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

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

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

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

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

I 369

Glossary of terms continued

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

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Current year cash bonus’ Bonuses paid to employees in cash on a discretionary basis in respect of performance in the period.

‘Current year share bonus’ Bonuses paid to employees in shares on a discretionary basis in respect of performance in the period. In keeping with Regulatory requirements, the shares may be subject to a minimum retention period.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances calculated as the sum of all daily balances for the year to date divided by number of days year to date.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Represents customer deposits.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

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

‘Debt restructures’ When the terms and provisions of outstanding debt agreements are changed, often to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Deferred cash bonus’ Performance award granted on a discretionary basis and paid in cash to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

‘Deferred share bonus’ Performance award granted on a discretionary basis and paid in shares to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

‘Delinquency’ See ‘Arrears’.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.

‘Dividend payout ratio’ Dividends paid per share as a fraction of earnings per share.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Domestic-Systematically Important Banks (D-SIBs)’ Domestic financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the domestic financial system and economic activity.

‘Early warning indicators (EWI)’ A risk management tool which includes a range of market indicators for early signs of risk either in the market or specific to Barclays.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used by Corporate Banking, Wealth and Investment Management and Absa Wealth to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that in some cases may be categorised to EWL 2 or 3 directly.

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

370 I

‘Encumbered’ Subject to a lien or a charge to secure a liability.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ Products linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

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

‘Exposure at default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to the Capital Requirements Directives (CRD).

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA will also have responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

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

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Foreign exchange risk’ Measures the impact of changes in foreign exchange rates and volatilities.

‘FSA Remuneration Code’ The FSA’s Remuneration Code contained in SYSC (Senior Management Arrangements, Systems and Controls) 19A of the FSA Handbook.

‘Funded’ Exposures where the notional amount of the transaction is funded. Represents exposures where a commitment to provide future funding has been made and the funds have been released.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding gap/ mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Global-Systematically Important Banks (G-SIBs)’ See ‘Globally-Systematically Important Financial Institutions (G-SIFIs)’

‘Globally-Systematically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to

I 371

Glossary of terms continued

the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantees’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Haircut’ The valuation percentage applicable to each type of collateral, largely based on liquidity and price volatility of the underlying security.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within the Wealth and Investment Management segment that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Incentive awards’ Total of current year and deferred bonus plus sales commissions, guaranteed incentives and long term incentive plan awards.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ A capital requirement applicable to unsecuritised credit products to cover credit migration and default risk in the trading book that is not covered by Value at Risk (VaR). IRC is computed on all fixed income positions subject to specific risk. It calculates the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk, to a 99.9% confidence level over a one year holding period.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

‘Inflation risk’ Measures the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate products’ In the context of the fair value of financial instruments, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Interest rate risk (IRR)’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings-Based (IRB) approach must apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to certain types of exposures, mainly ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (‘ICAAP’)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the FSA on a yearly basis. The ICAAP document summarises the Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks) and the Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal funding rates’ The Group’s mechanism for pricing intra-group funding and liquidity.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Counterparty Credit Risk, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Internal-Ratings Based (IRB)’ An approach under the Basel 2 framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.
–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement

372 I

is published by the International Swaps and Derivatives Association (ISDA).

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

‘Liquidity and Credit enhancements’ Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through overcollateralisation. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

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

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

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

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandate and Scale’ A risk management approach utilising limits and triggers to formally review and control business activities to ensure that they are within external expectations (Barclays mandate) and are of an appropriate scale relative to the risk and reward of the underlying activities, avoiding concentrations which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group.

‘Mark to market approach’ One of three types of calculation that a firm may use to calculate the exposure values for counterparty risk. It uses a measure of alpha, as specified by the regulator, multiplied by a modelled forecast called the effective expected positive exposure.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ A contract that enables a bank to offset all credit and debit balances of the same customer or group of customers (or a range of designated accounts of the same customer) in the case of the customer’s default or bankruptcy, resulting in a reduced exposure.

‘Matchbook/ Matched book’ The borrowing of funds under a repurchase agreement at one rate and simultaneous lending of funds under a reverse repurchase agreement at a higher rate, for the purpose of earning a spread.

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

‘Model validation’ Refers to an array of processes and techniques to ensure that a statistical model is fit for purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the FSA (BIPRU).

I 373

Glossary of terms continued

‘Modelled – charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline protection’ Protection against credit losses provided by a monoline insurer – an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as Credit Default Swaps (CDS) referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘National Loan Guarantee Scheme (NLGS)’ A funding scheme launched by the UK government in March 2012, aimed at lowering the cost of borrowing for small businesses. The NLGS uses government guarantees on unsecured borrowing by participating banks, enabling them to borrow at a cheaper rate. The Banks pass on the entire benefit that they receive from the guarantees to businesses across the UK through cheaper loans. Changes in market conditions since the introduction of the NLGS make it likely that, in the future, banks will choose to deliver credit easing to the economy through the Funding for Lending Scheme (FLS).

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest income on customer assets’ Represents interest received from customers less interest expense for funding those assets at the relevant internal funding rate.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

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

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests, less goodwill and intangible assets, by the number of issued ordinary shares.

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

‘Non-customer generated margin’ Non customer income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing loans’ A loan that is in default or close to being in default because interest or capital payments are not made on time.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

‘Operational risk charge’ The capital set aside to cover potential losses from operational risk events over a one year time horizon to a 99.90% confidence.

‘Other credit products’ In the context of the fair value of financial instruments’, these are products linked to the credit risk of a referenced entity, index or a basket. This category includes collateralised synthetic obligations (non-asset backed CDOs) and OTC derivatives. The OTC derivatives are CDS single name; CDS index; CDS index tranche and Nth to default basket swaps (in which the payout is linked to one in a series of defaults, such as first-, second- or third to-default, with the contract terminating at that point).

‘Over the counter derivatives (OTC)’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (Credit Risk Loan) and PPL (Potential Problem Loan) balances. See ‘Credit Risk Loans (CRLs)’ and ‘Potential Problem Loans (PPLs)’.

374 I

‘Performance awards’ Annual performance incentives (including deferred incentives), long-term incentive awards and commission payments. A detailed description of the Group’s incentive plans is provided in the Directors’ Remuneration Report.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Present value of 1bp (PV01)’ The change in market value of an instrument given an instantaneous 1bp parallel shift in the yield curve.

‘Primary Stress Tests’ A stress test of the key liquid, hedgeable risk factors for each of the major asset classes.

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

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Privately placed senior unsecured notes’ Unsecured medium term notes issued directly to the counterparty.

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

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

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

‘Prudential Regulatory Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA will be a subsidiary of the Bank of England.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

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

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repurchase agreement (repo) / reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

I 375

Glossary of terms continued

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under FSA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Rest of World’ The operations of Corporate Banking in Africa and Asia.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Calculated as profit after tax for the period divided by average risk weighted assets for the period.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated tangible equity for the period. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, excluding goodwill and intangible assets.

‘Return on average tangible shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests, goodwill and intangible assets.

‘Risk adjusted net interest margin’ Annualised net interest income less the income statement impairment charge on loans and advances, divided by total average customer assets for the relevant businesses.

‘Risk appetite’ Defined as the level of risk that Barclays is prepared to sustain whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

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

‘Secondary Stress Tests’ A stress test of illiquid risks, risks associated with structural positions and risks not otherwise captured within the stress framework.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

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

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘SIV-Lites’ Special Purpose Entities (SPEs) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

376 I

‘Special Purpose Entities (SPEs) / Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.
–	Derivative transactions to provide investors in the SPE with a specified exposure.
–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.
–	Direct investment in the notes issued by SPEs.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standards & Poor’s’ A credit rating agency.

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

‘STD / Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed VAR (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress. SVaR uses DVaR methodology based on inputs calibrated to historical data from a continuous twelve month period that maximises the DVaR based capital at a 99% one-tailed confidence limit (also see ‘value-at-risk (VaR)’ and ‘daily value at risk (DVaR)’).

‘Structural currency exposures’ Foreign currency exposures arising from the net assets of overseas or otherwise non-sterling operations such as subsidiaries, associates, joint ventures and branches. The value of the net assets of these operations increases or decreases due to changes in sterling exchange rates, which may be mitigated by hedging.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structured Investment Vehicles (SIVs)’ Special Purpose Entities (SPEs) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

‘Structured notes’ Investments which pay a return linked to the value or level of a specified asset or index and sometimes offer capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

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

‘Supervisory Formula (SF) method’ One of three types of calculation that a firm with permission to use the Internal Ratings-Based (IRB) approach must apply to securitisation exposures. The others are the ratings based method (RBM) and the internal assessment approach (IAA). Applies to non-rated exposures based on inputs that the originator must supply.

‘Tangible equity’ Equity adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Bank’ Barclays Bank PLC.

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

‘Tier 1 notes / Tier One Notes (TONS)’ Hybrid issued capital securities which are accounted for as liabilities. Under FSA rules, they qualify as other Tier 1 capital.

‘Tier 2 capital’ Includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Trading Book’ A regulatory classification consisting of all positions in financial instruments or commodities which Barclays deems to be held with trading intent or to be hedging other instruments in the trading book. Trading book positions attract market risk and counterparty credit risk regulatory capital requirements (or capital deduction where required).

I 377

Glossary of terms continued

‘Turnbull Guidance’ Published by the Financial Reporting Council, the Turnbull Guidance (‘Internal Control: Revised Guidance for Directors on the UK Corporate Governance Code’) provides best practice for risk management and internal control in UK PLCs.

‘Twin-peaks regulation’ A structure of financial regulation under which there are two regulatory bodies, one which is responsible for prudential regulation and one which is responsible for conduct of business regulation. In the UK, the two responsible bodies (from 1 April 2013) are the Prudential Regulatory Authority (PRA) and the Financial Conduct Authority (FCA).

‘UK’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK Retail and Business Banking (UK RBB)’ A leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

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

‘Valuation weighted approach’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Watchlists (WL)’ The Investment Bank and Absa Wholesale (Absa Capital and Absa Business Banking) use the Watchlist framework to monitor and manage clients where there are grounds for concern regarding their financial health. Clients are assigned a specific Watchlist category based on various qualifying criteria relating to the severity of their financial difficulties. As an obligor’s financial health improves or deteriorates their Watchlist classification will change accordingly.

‘Wealth and Investment Management (WIM)’ Provides a full range of wealth management services to affluent and high net worth clients globally, including banking, credit, investments and advisory services.

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try and recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Relates to a trading exposure and arises when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark-to-market loss.

378 I

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 13, 2013	Barclays PLC
(Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 13, 2013	Barclays Bank PLC
(Registrant)

	By	/s/ Chris Lucas
Chris Lucas, Group Finance Director

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

2.1	Long Term Debt Instruments: Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of either Barclays PLC’s or Barclays Bank PLC’s total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.0	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.1	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.2	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.4	Rules of the Barclays PLC Executive Share Award Scheme – Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.5	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008

4.6	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.7	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19th, 2008)

4.8	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19th, 2008)

4.9	Rules of the Barclays Group Share Value Plan – Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-183110) filed on August 7th, 2012)

4.10	Rules of the Barclays PLC Long Term Incentive Plan incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.11	Service Contract – Antony Jenkins

4.12	Contract of Employment – Christopher Lucas (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.13	Appointment Letter – Sir John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29, 2006)

4.14	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29, 2006)

4.15	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26, 2007)

4.16	Appointment Letter – David Booth (incorporated by reference to the 2007 20-F filed on March 26, 2008)

4.17	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26, 2008)

4.18	Appointment Letter – Simon Fraser (incorporated by reference to the 2008 Form 20-F filed on March 24, 2008)

4.19	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19, 2010)

4.20	Appointment Letter – Dambisa Moyo (incorporated by reference to the 2010 Form 20-F filed on March 21, 2011)

4.21	Appointment Letter – Sir David Walker

4.22	Appointment Letter – Tim Breedon

4.23	Appointment Letter – Diane de Saint Victor

4.24	Indemnity Letter – Sir Andrew Likierman (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.25	Indemnity Letter – Sir John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29th, 2006)

4.26	Amended and Restated Stock Purchase Agreement, dated as of June 16, 2009, by and among Barclays Bank PLC, Barclays PLC (solely for the purposes of Section 6.16, Section 6.18 and Section 6.24) and BlackRock, Inc. (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

4.27	Stockholder Agreement, dated as of December 1, 2009, by and among BlackRock, Inc., Barclays Bank PLC and Barclays BR Holdings S.à r.l. (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

7.1	Ratios of earnings to fixed charges. The calculations can be found in the Barclays Bank PLC financial data on page 363 of the Form 20-F.

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays Bank PLC financial data on page 363 of the Form 20-F.

8.1	List of subsidiaries

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.